Form 20-F
period 2012-12-31
GRUPO FINANCIERO GALICIA SA
filed 2013-04-29
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2012

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

Yes  ☐     No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐     No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☒     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and larger accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

(continued)

(ii)

(continued)

Page

Item 17. Financial Statements	194
Item 18. Financial Statements	194
Item 19. Exhibits	194

(iii)

PRESENTATION OF FINANCIAL INFORMATION

Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” or “Grupo Galicia”) is a financial services holding company incorporated in Argentina and is one of Argentina’s largest financial services groups. In this annual report, references to “we”, “our”, and “us” are to Grupo Financiero Galicia and its consolidated subsidiaries, except where otherwise noted. Our consolidated financial statements consolidate the accounts of the following companies:

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

•	Tarjetas Regionales S.A. (“Tarjetas Regionales”) and its operating subsidiaries;

•	Compañía Financiera Argentina S.A. (“Compañía Financiera Argentina” or “CFA”);

•	Sudamericana Holding S.A. (“Sudamericana”) and its subsidiaries;

•	Galicia Warrants S.A. (“Galicia Warrants”),

•	Net Investment S.A. (“Net Investment”) and

•

Galval Agente de Valores S.A. (“Galval”), the results of which were consolidated only during the first half of fiscal year 2012, since on September 4, 2012, the Board of Directors of Grupo Financiero Galicia (the “Board of Directors”) approved the sale of 100% of its interest in Galval. Such transaction is subject to the corresponding authorization of the Central Bank of Uruguay.

We maintain our financial books and records in Argentine Pesos and prepare our financial statements in conformity with the accounting rules of the Argentine Central Bank, which entity prescribes the generally accepted accounting principles for all financial institutions in Argentina. This annual report refers to those accounting principles as “Argentine Banking GAAP”. Argentine Banking GAAP differs in certain relevant respects from generally accepted accounting principles in Argentina, which we refer to as “Argentine GAAP”. Argentine Banking GAAP also differs in certain significant respects from the generally accepted accounting principles in the United States, which we refer to as “U.S. GAAP”. See Note 33 to our audited consolidated financial statements included in this annual report for a description of the differences between Argentine GAAP and Argentine Banking GAAP, and Note 35 to our audited consolidated financial statements included in this annual report for a discussion of the principal differences between Argentine Banking GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income for the three fiscal years ended December 31, 2012 and total shareholders’ equity as of December 31, 2012 and 2011 and Item 5. “Operating and Financial Review and Prospects-Item 5.A. “Operating Results-U.S. GAAP and Argentine Banking GAAP Reconciliation.”

In this annual report, references to “US$” and “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Argentine Pesos. The exchange rate used in translating Pesos into Dollars and used in calculating the convenience translations included in the following tables is the “Reference Exchange Rate” which is published by the Argentine Central Bank and which was Ps.4.9173, Ps.4.3032 and Ps.3.9758 per US$1.00 as of December 31, 2012, December 31, 2011 and December 31, 2010, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or at any other rate.

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

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions Item 4. “Information on the Company-Capital Investments and Divestitures,” Item 5. “Operating and Financial Review and Prospects”-Item 5.A. Operating Results-Principal Trends” and Item 5.B. “Liquidity and Capital Resources.” All statements other than statements of historical facts contained in this annual report (including statements regarding our future financial position, business strategy, budgets, projected costs and management’s plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or other similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be provided with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely from those contemplated in such forward-looking statements include but are not limited to:

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

The selected consolidated financial information as of December 31, 2012 and December 31, 2011 and for the fiscal years ended December 31, 2012, 2011 and 2010 has been derived from our audited consolidated financial statements included in this annual report. The selected consolidated financial information as of December 31, 2010, December 31, 2009 and December 31, 2008 and for the fiscal years ended December 31, 2009 and December 31, 2008 has been derived from our audited consolidated financial statements not included in this annual report.

You should read this data in conjunction with Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements included in this annual report.

	Fiscal Year Ended December 31,
	2012	2012	2011	2010	2009	2008
	(in millions of Dollars, except as noted)(1) Unaudited	(in millions of Pesos, except as noted)(1)
Consolidated Income Statement in Accordance with Argentine Banking GAAP
Financial Income	1,856.5	9,129.0	6,017.7	3,614.9	3,005.6	2,559.3
Financial Expenses	801.4	3,940.6	2,274.2	1,412.7	1,460.5	1,421.0
Net Financial Income (2)	1,055.1	5,188.4	3,743.5	2,202.2	1,545.1	1,138.3
Provision for Losses on Loans and Other Receivables	274.0	1,347.3	843.4	551.5	639.5	395.4
Income before Taxes	432.2	2,125.5	1,860.8	667.1	385.3	250.8
Income Tax	(160.5)	(789.3)	(753.9)	(258.2)	(156.0)	(74.0)

Net Income / (Loss)	271.7	1,336.2	1,106.9	408.9	229.3	176.8

Earnings / (Loss) per Share (in Pesos) (3)	0.219	1.076	0.892	0.329	0.185	0.142
Cash Dividends per Share (in Pesos) (3)	0.004	0.020	0.014	0.020	—	—
Stock Dividends per Share (in Pesos) (3)	—	—	—	—	—	—
Book Value per Share (in Pesos) (3)	0.798	3.923	2.861	1.989	1.653	1.487

Amounts in Accordance with U.S. GAAP
Net Income / (Loss)	266.3	1,309.6	866.7	2,293.6	770.2	(1,171.0)
Basic and Diluted Earnings / (Losses) per Share (in Pesos) (3)	0.215	1.055	0.698	1.848	0.620	(0.943)
Book Value / (Deficit) per Share (in Pesos) (3)	0.837	4.115	3.122	2.414	0.996	(0.608)
Financial Income	1,868.3	9,187.1	5,985.6	4,778.0	3,374.8	1,201.7
Financial Expenses	797.8	3,923.1	2,240.8	1,343.4	1,434.4	1,391.3
Net Financial Income / (Loss)	1,075.5	5,264.0	3,744.8	3,434.6	1,940.4	(189.6)
Provision for Losses on Loans and Other Receivables	272.1	1,338.0	887.8	549.7	527.3	450.1
Income Tax	158.5	779.5	678.8	508.1	54.5	50.9

Consolidated Balance Sheet in Accordance with Argentine Banking GAAP
Cash and Due from Banks	1,697.1	8,345.0	6,418.9	5,645.6	3,696.3	3,405.1
Government Securities, Net	737.6	3,627.1	5,227.7	2,267.7	3,907.2	1,531.8
Loans, Net	8,661.9	42,593.0	30,904.5	21,353.8	13,477.9	11,774.6
Total Assets	12,905.1	63,458.3	51,193.0	35,708.1	27,602.4	24,735.8
Deposits	8,133.6	39,945.2	30,135.1	22,222.8	17,039.4	14,056.1
Other Funds (4)	5,621.6	27,643.0	17,506.3	11,015.8	8,510.5	8,834.0
Total Shareholders’ Equity	990.4	4,870.1	3,551.6	2,469.5	2,052.5	1,845.7

Average Total Assets (5)	11,066.3	54,416.4	41,635.7	29,118.4	24,685.3	23,412.5

Percentage of Period-end Balance Sheet Items Denominated in Dollars:
Loans, Net of Allowances	6.32	6.32	13.88	14.53	17.78	16.97
Total Assets	11.42	11.42	15.15	18.98	24.95	28.85
Deposits	10.12	10.12	15.05	18.08	18.16	16.98
Total Liabilities	14.29	14.29	23.57	23.01	27.73	32.47

Amounts in Accordance with U.S. GAAP
Trading Securities	701.6	3,450.1	5,309.8	2,700.4	2,011.9	989.6
Available-for-Sale Securities	661.2	3,251.2	2,881.9	2,384.9	3,916.9	2,050.0
Total Assets	14,723.2	72,398.2	55,956.7	40,593.9	30,377.6	25,159.7
Total Liabilities	13,684.4	67,290.3	52,080.6	37,596.9	29,141.3	25,914.1
Shareholders’ Equity (Deficit)	1,038.8	5,107.9	3,876.1	2,997.1	1,236.3	(754.4)

	Fiscal Year Ended December 31,
	2012		2011		2010		2009		2008
	(in millions of Pesos, except as noted)(1)
Selected Ratios in Accordance with Argentine Banking GAAP
Profitability and Efficiency
Net Yield on Interest Earning Assets (6)	14.14%		13.27%		11.38%		9.10%		5.72%
Financial Margin (7)	12.11		11.72		10.02		8.41		5.72
Return on Average Assets (8)	2.80		3.07		1.76		1.12		0.91
Return on Average Shareholders’ Equity (9)	32.12		37.39		18.63		11.69		10.13
Net Income from Services as a Percentage of Operating Income (10)	38.15		39.57		44.73		45.90		51.07
Efficiency ratio (11)	68.83		67.88		71.42		71.05		76.57
Capital
Shareholders’ Equity as a Percentage of Total Assets	7.67%		6.94%		6.92%		7.44%		7.46%
Total Liabilities as a Multiple of Shareholders’ Equity	12.03	x	13.41	x	13.46	x	12.45	x	12.40	x
Total Capital Ratio	13.02%		12.63%		15.19%		14.35%		13.92%
Liquidity
Cash and Due from Banks as a Percentage of Total Deposits	20.89%		21.30%		25.40%		21.69%		24.23%
Loans, Net as a Percentage of Total Assets	67.12		60.37		59.80		48.83		47.60
Credit Quality
Past Due Loans (12) as a Percentage of Total Loans	2.53%		1.82%		2.57%		3.95%		2.87%
Non-Accrual Loans (13) as a Percentage of Total Loans	3.37		2.63		3.37		4.77		3.49
Allowance for Loan Losses as a Percentage of Non-accrual Loans(13)	115.86		152.01		137.57		118.64		123.11
Net Charge-Offs (14) as a Percentage of Average Loans	2.00		1.49		2.37		2.84		1.83
Ratios in Accordance with U.S. GAAP
Capital
Shareholders’ Equity (deficit) as a Percentage of Total Assets	7.06%		6.93%		7.38%		4.07%		(3.00)%
Total Liabilities as a Multiple of Total Shareholders’ Equity	13.17	x	13.44	x	12.54	x	23.57	x	(34.35	)x
Liquidity
Loans, Net as a Percentage of Total Assets	58.74%		55.06%		52.56%		45.55%		49.59%
Credit Quality
Allowance for Loan Losses as a Percentage of Non-Accrual Loans	143.90		202.23		163.37		108.37		141.34

Inflation and Exchange Rate
Wholesale Inflation (15)	13.08%		12.67%		14.56%		10.27%		8.82%
Consumer Inflation (16)	10.84		9.51		10.92		7.69		7.24
Exchange Rate Variation (17) (%)	14.27		8.23		4.72		9.93		9.61
CER (18)	10.55		9.54		11.04		6.95		7.97

The ratios disclosed above are considered significant by the management of Grupo Financiero Galicia despite of the fact that they are not a specific requirement of any GAAP.

(1)	The exchange rate used to convert the December 31, 2012 amounts into Dollars was Ps.4.9173 per US$1.00. All amounts are stated in millions of Pesos, except inflation and exchange rates, percentages, ratios, multiples and per-share data.
(2)	Net financial income primarily represents income from interest on loans and other receivables resulting from financial brokerage plus net income from government and corporate debt securities, including gains and losses, minus interest on deposits and other liabilities from financial intermediation. It also includes the CER adjustment.
(3)	Amounts stated in Pesos or Dollars, as it corresponds.
(4)	Includes primarily debt with merchants and liabilities with other banks and international entities.
(5)	The average balances of assets, including the related interest that is due are calculated on a daily basis for Banco Galicia and for Galicia Uruguay, as well as for Tarjetas Regionales consolidated with its operating subsidiaries, and on a monthly basis for Grupo Financiero Galicia and its non-banking subsidiaries.
(6)	Net interest earned divided by interest-earning assets. For a description of net interest earned, see Item 4. “Information on the Company-Selected Statistical Information-Interest-Earning Assets-Net Yield on Interest-Earning Assets”.
(7)	Financial margin represents net financial income divided by average interest-earning assets.
(8)	Net income excluding minority interest as a percentage of average total assets.
(9)	Net income as a percentage of average shareholders’ equity.
(10)	Operating income is defined as net financial income plus net income from services.
(11)	Administrative expenses as a percentage of operating income as defined above.
(12)	Past-due loans are defined as the aggregate principal amount of a loan plus any accrued interest that is due and payable for which either the principal or any interest payment is 91 days or more past due.
(13)	Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.
(14)	Charge-offs plus direct charge-offs minus bad debts recovered.
(15)	As measured by the annual change in the end-of-period Wholesale Price Index (“WPI”), published by INDEC (as defined herein).
(16)	As measured by the annual change in the end-of-period Consumer Price Index (“CPI”), published by INDEC.
(17)	Annual change in the end-of-period exchange rate expressed in Pesos per Dollar.
(18)	The “CER” is the “Coeficiente de Estabilización de Referencia”, an adjustment coefficient based on changes in the CPI.

Exchange Rate Information

The following table sets forth the annual high, low, average and period-end exchange rates for Dollars for the periods indicated, expressed in Pesos per Dollar and not adjusted for inflation.

	Exchange Rate (1)
	High	Low	Average		Period-End
	(in Pesos per Dollar)
2008	3.4537	3.0128	3.1797	(2)	3.4537
2009	3.8545	3.4497	3.7478		3.7967
2010	3.9857	3.7942	3.9226		3.9758
2011	4.3035	3.9715	4.1442		4.3032
2012	4.9173	4.3048	4.5760		4.9173
October 2012	4.7655	4.6992	4.7299	(3)	4.7655
November 2012	4.8338	4.7700	4.7974		4.8338
December 2012	4.9173	4.8398	4.8800		4.9173
January 2013	4.9768	4.9228	4.9486		4.9768
February 2013	5.0448	4.9825	5.0111		5.0448
March 2013	5.1223	5.0475	5.0840		5.1223

(1)	Using closing reference exchange rates as published by the Argentine Central Bank.
(2)	Annual average: based on the last day of each month’s closing quotation.
(3)	Monthly average: daily closing quotations.

As of April 26, 2013, the exchange rate was Ps.5.1752 for US$1.00.

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

Risk Factors Relating to Argentina

Market conditions and the government’s intervention in the economy may adversely affect our business and prospects.

Grupo Galicia’s results of operations may be affected by inflation, fluctuations in the exchange rate, modifications in interest rates, changes in the government’s policies, and other political or economic developments either internationally or in Argentina or other events that affect the country.

Historically, Argentina’s economy has experienced periods of high levels of instability and volatility, low or negative economic growth and high and fluctuating levels of inflation and devaluation. There are a number of factors that could have a material and adverse effect on Argentina’s economy, in general, and, in particular, on Grupo Galicia’s results of operations, the rights of the holders of securities issued by Grupo Galicia and the value of such securities. These factors include, but are not limited to, Argentina’s inability to sustain economic growth, the effects of inflation, Argentina’s limited ability to obtain external financing, a decline in the international prices for Argentina’s main commodity exports, fluctuations in the exchange rate of other countries against which Argentina competes, regulatory actions taken by the Government (including, for example, the recent nationalization of YPF, and certain changes in the legal framework applicable to the capital markets), actions taken by the Government regarding the ongoing lawsuit with the holdout creditors from Argentina’s debt default and the vulnerability of the Argentine economy to external shocks.

After the presidential elections in October 2011, and in the light of the foreign exchange imbalance that arose as a result of the increase in the dollarization of the private sector portfolio and the decrease in the balance of payment current account surplus, the Government issued a series of regulations with a view to stabilizing Argentina’s stock of international reserves. The main measures taken included: (i) suspension of regulations that allowed non-financial Argentine residents (both individuals and entities) to purchase foreign currency for the following concepts: real estate investments abroad, loans granted to non-residents, direct investment contributions abroad, portfolio investments abroad, other investments abroad by residents, among other saving transactions, (ii) new obligations regarding the repatriation of funds (applicable, for example, to insurance and mining companies), (iii) shorter periods within which to convert foreign currency into Pesos when there is an obligation to repatriate funds and (iv) the implementation of a reporting system which includes a pre-import of Goods Affidavit (“DJAI”), an Anticipated Affidavit of Services ( “DJAS”) and an Anticipated Affidavit of (Financial) Payments Abroad (“DAPE” – Please see below “Risk Factors Relating to Us”) whereby, for example, importers of goods for consumption are required to file such declaration with the Federal Public Revenue Authority, prior to issuing any purchase order (or similar document), otherwise they cannot make any import-related payment or fulfill the necessary Customs procedures to obtain the clearance of the imported goods.

The above noted factors that are currently impacting the Argentine economy, the Argentine government’s regulatory intervention and a deterioration in certain variables in the international context have led to a slowdown in the Argentine economic growth rate in 2012 that may continue in the near future. In addition, the inflation rate remains high. Further, no assurance can be given that additional events in the future, such as the enactment of new regulations by the Argentine government or authorities will not occur. As a result of all of the foregoing, the financial position and results of operations of private sector companies in Argentina, including Grupo Galicia, the rights of holders of securities issued by such institutions and the value of such securities may be negatively and adversely impacted.

The performance of the Argentine economy may deteriorate due to current economic conditions and any significant decline may adversely impact Grupo Galicia’s financial condition.

According to the Argentine Institute of Statistics and Census (“INDEC”), Argentina’s Gross Domestic Product (“GDP”), in real terms, grew by 6.8% in 2008, 0.9% in 2009, 9.2% in 2010, 8.9% in 2011 and 1.9% in 2012, according to preliminary data. Thus, after the recovery observed in 2010 and 2011, in 2012 the economy suffered a slowdown as a result of the negative impact of lower crop yields, Brazil’s economic slowdown, the deterioration in the investment climate due to heightened regulations and the domestic economy’s loss of competitiveness resulting from a level of inflation that exceeds the exchange rate depreciation rate. Although the economic conditions for the current year show indications of an improvement in terms of yields for the agricultural sector and the recovery of Argentina’s main business partner (Brazil), the macroeconomic imbalances as well as the regulatory risks continue, creating risks as to the domestic economy’s performance.

The international economic deterioration, a lack of stability and competitiveness of the Peso against other foreign currencies, the low level of confidence among consumers and foreign and domestic investors, a higher inflation rate and future political uncertainties, among other factors, may affect the development of the Argentine economy and cause volatility in the local capital markets.

In addition, the Argentine economy may be subject to further deterioration due to the following economic conditions:

•	the availability of long-term credit is scarce;

•	if the difficulties in bringing down the high spending growth rate continue, this may adversely affect the fiscal situation;

•	inflation remains high;

•	an ongoing review of the regulatory framework applicable to many private sector activities continues to remain uncertain; and

•	the economic recovery has depended to some extent on high commodity prices, which are volatile and beyond the control of the Argentine government.

A slowdown in Argentina’s economic growth or an increased level economic instability may have a significant adverse effect on Grupo Galicia’s business, financial position and results of its operations and the trading price for its ADSs.

If the high levels of inflation continue, the Argentine economy and Grupo Galicia’s financial position and business could be adversely affected.

The high rate of economic growth in recent years, which has been fueled by Argentina’s full utilization of its installed productive capacity, along with expansive fiscal and monetary policies, has caused a high level of inflation in Argentina since 2007. According to INDEC data, the CPI grew 7.2% in 2008, 7.7% in 2009, 10.9% in 2010, 9.5% in 2011 and 10.8% in 2012; while the WPI increased 8.8% in 2008, 10.0% in 2009, 14.6% in 2010, 12.7% in 2011 and 13.1% in 2012. In the past, inflation has materially undermined the Argentine economy and the government’s ability to generate conditions that fostered economic growth. In addition, high inflation or a high level of volatility with respect to the same may materially and adversely affect the business volume of the financial system and prevent the growth of intermediation activity levels. This result, in turn, could adversely affect the level of economic activity and employment.

A high inflation rate also affects Argentina’s competitiveness abroad, real salaries, employment, consumption and interest rates. A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could lead to shortened contractual terms and affect the ability to plan and make decisions. This may have a negative impact on economic activity and on the income of consumers and their purchasing power, all of which could materially and adversely affect Grupo Galicia’s financial position, results of operations and business.

In addition to the above, the accuracy of the measurements of the INDEC is in doubt, and the current actual consumer and wholesale price indices may be significantly higher than those indicated by INDEC. If a correction of the CPI and other INDEC indices is deemed necessary, this may lead to a marked loss of confidence in the Argentine economy.

Argentina’s ability to obtain financing and to attract direct foreign investment is limited and may adversely affect Grupo Galicia’s financial position, results of operations and business.

As of the date hereof, Argentina had very limited access to foreign financing, essentially due a default in December 2001 on its debt to foreign bondholders, multilateral financial institutions (e.g., the IMF and the Paris Club) and other financial institutions. Although in 2006, Argentina settled all of its outstanding debt with the IMF and between 2004 and 2010 carried out a variety of debt swaps with certain bondholders, the Government is still in default with some of the bondholders (holdout creditors) and with the Paris Club.

In this regard, among other issues, Argentina is currently involved in litigation in U.S. courts with the holdout bondholders, i.e. those bondholders that chose not to participate in the above mentioned debt swaps. The outcome of this litigation is uncertain and, in the event of an unfavorable outcome for Argentina, could cause Argentina to be in technical default under some of its current indebtedness. In addition, the foreign shareholders of several Argentine companies, mostly public utilities, have filed claims with the International Centre for Settlement of Investment Disputes (“ICSID”), alleging that the emergency measures adopted by the Argentine government differ from the fair and equitable treatment provisions set forth in several bilateral investment treaties to which Argentina is a party. Both items would entail a contingent debt that would exceed US$20 billion.

Argentina’s default on its foreign debt and the abovementioned claims that have been filed against Argentina may prevent the Argentine government and Argentine private sector companies from accessing the international capital markets and receiving direct foreign investment. Due to the same, the Argentine government may not be able to foster economic growth. Moreover, direct foreign investment in the private sector, which is also necessary to foster economic growth, may not occur at the necessary or optimal levels. These risks may be additionally exacerbated due to the limited liquidity available for investment in the local capital markets, as well as the highly concentrated pool of potential local investors.

If Argentina does not fully recover its ability to access the international capital markets and attract direct foreign investment, there is a risk that the country will not obtain the requisite capital to restart the investment cycle and sustain a high economic growth rate. If this occurs, Argentina’s fiscal condition may be adversely affected, which could generate more inflation and undermine the Argentine government’s ability to implement economic policies designed to foster growth. The difficulty of sustaining economic growth in the long term, along with a reasonable stability in prices, may result in another episode of economic instability, which could have a material adverse effect on the prospects of the Argentine economy and, therefore, could have a material adverse effect on Grupo Galicia’s financial condition and operating results and on the trading prices for its ADSs.

A decline in the international prices of Argentina’s main commodity exports and a significant real appreciation of the Peso against the U.S. Dollar could affect the Argentine economy and create new pressures on the foreign exchange market, and have a material adverse effect on Grupo Galicia’s financial condition, prospects and operating results.

Argentina’s economic recovery since the 2001-2002 crisis has taken place within a context of increasing prices for commodity exports, such as soy, which represented 21.9% of Argentine exports in 2012. High prices for commodities have contributed to the increase in exports by Argentina since the third quarter of 2002, and have contributed to increased tax revenues for the Argentine government, mainly from export taxes (withholdings). However, this reliance on the export of certain commodities, such as soy, has made the Argentine more vulnerable to fluctuations in their prices.

A significant increase in the real appreciation of the Peso could affect Argentina’s competitiveness, substantially affecting exports, and this, in turn could prompt new recessionary pressures on the country’s economy and a new imbalance in the foreign exchange market, which could lead to a high degree of volatility in the exchange rate. Most importantly, in the short term, a significant appreciation of the real exchange rate could substantially reduce the Argentine public sector’s tax revenues in real terms, given the strong reliance on taxes on exports (withholdings). The occurrence of the foregoing could lead to inflation and potentially materially and adversely affect the Argentine economy, as well as Grupo Galicia’s financial condition and operating results and, thus, the trading prices for its ADSs.

Volatility in the regulatory framework could have a material adverse effect on Argentina’s economy in general, and on Grupo Galicia’s financial position, specifically.

In response to the 2001 and 2002 economic crisis, the Argentine government enacted several laws amending the regulatory framework governing a number of different activities. The Argentine government continues to exert significant control over the economy. For example, during fiscal year 2012, the Argentine Central Bank passed new regulations that require banks, including Banco Galicia, to provide loans with interest rates that are below the then prevailing market interest rates. In addition, political and social pressures could inhibit the Argentine government’s implementation of policies designed to maintain price stability, generate growth and enhance consumer and investor confidence.

Existing or new regulations that could potentially be enacted in the future by Argentine authorities could materially and adversely affect the assets, revenues and operating income of private sector companies, including Grupo Galicia, the rights of holders of securities issued by those entities, or the value of those securities.

The lack of regulatory foresight could impose significant limitations on the activities of the financial system and Grupo Galicia’s business, and would generate uncertainty regarding its future financial position and results of operations and the trading price for its ADSs.

The Argentine economy and its goods, financial services and securities markets remain vulnerable to external factors, which could affect Argentina’s economic growth and Grupo Galicia’s prospects.

The financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other countries. Although such conditions may vary from country to country, investor reactions to events occurring in one country may affect capital flows to issuers in other countries, and consequently, affect the trading prices of their securities. Decreased capital inflows and lower prices in the securities market of a country may have a material adverse effect on the real economy of those countries in the form of higher interest rates and foreign exchange volatility.

During periods of uncertainty in international markets, investors generally choose to invest in high-quality assets (“flight to quality”) over emerging market assets. This has caused and could continue to cause an adverse impact on the Argentine economy and has and could continue to adversely affect the country’s economy in the near future.

During 2011 and 2012, Greece and, to a lesser extent, other European countries such as Portugal, Ireland, Spain and Italy, continued facing significant problems, and the risk of these issues continuing into the future continues to be a concern. The problems faced by the European Union’s periphery countries, resulting from a combination of factors such as low growth, fiscal woes and financial pressures, are particularly acute. Reestablishing financial and fiscal stability to offset the low or zero growth continues to pose a challenge.

A new global economic and/or financial crisis or the effects of deterioration in the current international context, could affect the Argentine economy and, consequently, Grupo Galicia’s results of operations, financial condition and the trading price for its ADSs.

A potential future devaluation of the Peso may hinder or potentially prevent Grupo Galicia from being able to honor its foreign-currency denominated obligations.

If the Peso were to devalue significantly in the future, it could have an adverse effect on the ability of Argentine companies to make timely payments on their debts denominated in or indexed or otherwise connected to a foreign currency, generate very high inflation rates, reduce real salaries significantly, and have an adverse effect on companies focused on the domestic market, such as public utilities and the financial industry. Devaluation could also adversely affect the Argentine government’s capacity to honor its foreign debt, with adverse consequences for Grupo Galicia’s and Banco Galicia’s businesses, which could affect Grupo Galicia’s capacity to meet future obligations denominated in a foreign currency which, in turn, could have a material adverse effect on the trading prices for Grupo Galicia’s ADSs.

The Argentine foreign exchange market is subject to controls, which may adversely affect the ability and the manner in which Grupo Galicia repays its obligations denominated in or indexed or otherwise connected to a foreign currency.

Decree No. 1570/01, effective as of December 3, 2001, established certain restrictions on transfers of foreign currencies abroad, prohibiting most of ordinary foreign currency transfers abroad. Decree No. 1606/01 maintained the same restrictions, but has incorporated additional restrictions regarding the transfers of funds that entered the country after December 3, 2001 to foreign countries.

Subsequently, the Argentine government issued Decree No. 616/05 (and supplementary regulations), which regulated Argentina’s capital inflows and outflows. Basically, this decree establishes that, subject to certain exceptions, funds transferred into Argentina by residents and non-residents are subject to a deposit, called an “encaje”, equal to 30% of the amount transferred, which must be deposited in U.S. Dollars for one year in a local financial institution, during which time such amount will not bear interest. This deposit cannot be transferred and cannot be used as security. This regulation also establishes that Argentine companies obtain the approval of the Argentine Central Bank (BCRA, as per its initials in Spanish) in order to transfer funds from Argentina to accounts abroad, subject to certain exceptions, and also sets forth the prerequisites for individuals to acquire and transfer funds in the foreign exchange market without requiring that prior authorization.

Since late 2011, the controls and regulations in respect of the foreign exchange market have become more stringent, limiting the possibility of transferring funds abroad. For further details on these and other exchange control measures in respect of the foreign exchange market, please see the section titled Item 8. “Financial Information-Legal Proceedings”.

No assurance can be provided that the abovementioned regulations will not be amended, or that no new regulations will be enacted in the future imposing greater limitations on funds flowing into and out of the Argentine foreign exchange market. Any such measures, as well as any additional controls and/or restrictions, could materially affect Grupo Galicia’s ability to access the international capital markets and may undermine its ability to make payments of principal and/or interest on its obligations denominated in a foreign currency or transfer funds abroad (in total or in part) to make payments on its obligations (which could affect Grupo Galicia’s financial condition and results of operations). Therefore, Argentine resident or non-resident investors should take special notice of these regulations (and their amendments) that limit access to the foreign exchange market. Grupo Galicia may be prevented from making payments in U.S. Dollars and/or making payments outside Argentina due to the restrictions in place at that time in the foreign exchange market and/or due to the restrictions on the ability of companies to transfer funds abroad.

It may be difficult to effect service of process against Grupo Galicia’s executive officers and directors, and foreign judgments may be difficult to enforce or may be unenforceable.

Service of process upon individuals or entities which are not resident in the United States may be difficult to obtain with the United States. Grupo Galicia and substantially all of its subsidiaries are companies incorporated under the laws of Argentina. Most of their shareholders, directors, members of the Supervisory Syndics’ Committee, officers, and some specialists named herein are domiciled in Argentina and the most significant part of their assets is located in Argentina. Although Grupo Galicia has an agent to receive service of process in any action against it in the United States with respect to its ADSs, none of its executive officers or directors has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult to effect service of process against Grupo Galicia’s executive officers and directors. Additionally, under Argentine law, the enforcement of foreign judgments will be allowed provided that the requirements in sections 517 to 519 of the National Code of Civil and Commercial Procedures are met or, if it is one of the powers governed by provincial law, the requirements in the applicable local code of procedure, and provided that the foreign judgment does not infringe the concepts of public policy in Argentine law, as determined by the competent courts of Argentina. Grupo Galicia cannot guarantee that an Argentine court may consider that the enforcement of foreign judgments ordering payments under foreign-currency securities, outside Argentina is contrary to public policy regulations of Argentine law, for instance, if at such time there are legal restrictions in place prohibiting Argentine debtors from transferring foreign currency abroad to pay off debts.

The measures adopted by the Argentine government and the claims filed by workers on an individual basis or as part of a labor union action may lead to pressures to increase salaries or additional benefits, which would increase companies’, including Grupo Galicia’s, operating costs.

In the past, the Argentine government has passed laws and regulations requiring private sector companies to maintain certain salary levels and provide their employees with additional benefits. Furthermore, employers, both in the public sector and in the private sector, have been experiencing intense pressures from their personnel, or from the labor unions representing them, demanding salary increases and certain benefits for the workers, given the high inflation rates.

Grupo Galicia cannot assure you that the Argentine government will not adopt measures in the future mandating salary increases or the provision of additional employee benefits or that the employees or their unions will not exert pressure in demanding those measures. Any such measures could have a material and adverse effect on Grupo Galicia’s expenses and business, results of operations and financial condition and, thus, on the trading prices for its ADSs.

Risk Factors Relating to the Argentine Financial System

The stability of the Argentine financial system is dependent upon the ability of financial institutions, including Banco Galicia, the main subsidiary of Grupo Galicia, to maintain and increase the confidence of depositors.

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

If depositors once again withdraw their money from banks in the future, there may be a substantial negative impact on the manner in which financial institutions, including Banco Galicia, conduct their business, and on their ability to operate as financial intermediaries. Loss of confidence in the international financial markets may also adversely affect the confidence of Argentine depositors in local banks.

In the future, an adverse economic situation, even if it is not related to the financial system, could trigger a massive withdrawal of capital from local banks by depositors, as an alternative to protect their assets from potential crises. Any massive withdrawal of deposits could cause liquidity issues in the financial sector and, consequently, a contraction in credit supply.

The occurrence of any of the above could have a material and adverse effect on Grupo Galicia’s expenses and business, results of operations and financial condition and, thus, on the trading prices for its ADSs.

If financial intermediation activity volumes relative to GDP are not restored to significant levels, the capacity of financial institutions, including Banco Galicia, the main subsidiary of Grupo Galicia, to generate profits may be negatively affected.

As a result of the 2001-2002 economic crisis, the volume of financial intermediation activity dropped dramatically: private sector credit plummeted from 24% of GDP in December 2000 to 7.7% in June 2004 and total deposits as a percentage of GDP fell from 31% to 23.2% during the same period. The depth of the crisis and the effect it had on depositors’ confidence in the financial system created uncertainty as to its ability to act as an intermediary between savings and credit. Further, the ratio of total financial system’s private-sector deposits and loans to GDP is low when compared to international levels and lower than the periods prior to the crisis, especially in the case of loans to the private sector, which represented approximately 17% of GDP as of December 31, 2012.

There is no assurance that financial intermediation activities will continue in a manner sufficient to reach the necessary volumes to provide financial institutions, including Banco Galicia, with sufficient capacity to generate income, or that that those actions will be sufficient to prevent Argentine financial institutions, such as Banco Galicia, from having to assume excessive risks in terms of maturity mismatches. Under these circumstances, for an undetermined period of time, the scale of operations of Argentine-based financial institutions, including Banco Galicia, their business volume, the size of their assets and liabilities or their income-generation capacity could be much lower than before the crisis which may, in turn, impact the results of operations of Banco Galicia and, potentially, the trading price for Grupo Galicia’s ADSs.

The Argentine financial system’s growth and income, including that of Banco Galicia, the main subsidiary of Grupo Galicia, depend in part on the development of medium- and long-term funding sources.

In spite of the fact that the financial system’s and Banco Galicia’s deposits continue to grow, they are mostly demand or short-term time deposits and the sources of medium- and long-term funding for financial institutions are currently limited. If Argentine financial institutions, such as Banco Galicia, are unable to access adequate sources of medium and long-term funding or if they are required to pay high costs in order to obtain the same and/or if they cannot generate profits and/or maintain their current volume and/or scale of their business, this may adversely affect Grupo Galicia’s ability to honor its debts.

Argentine financial institutions (including Banco Galicia) continue to have exposure to public sector debt (including securities issued by the Argentine Central Bank) and its repayment capacity, which in periods of economic recession, may negatively affect their results of operations.

Argentine financial institutions continue to be exposed, to some extent, to public sector debt and its repayment capacity. The Argentine government’s ability to honor its financial obligations is dependent on, among other things, its ability to establish economic policies that succeed in fostering sustainable growth and development in the long term, generating tax revenues and controlling public expenditures, which could, either partially or totally, fail to take place.

Banco Galicia’s exposure to the public sector as of December 31, 2012 was Ps.4,950 million, representing approximately 7.9% of its total consolidated assets and one times its shareholders’ equity. Of this total, Ps.1,698 million corresponded to Argentine government securities, while the remaining Ps.3,252 million were Argentine Central Bank debt instruments. As a result, Banco Galicia’s income-generating capacity may be materially impacted, or may be particularly affected by the Argentine public sector’s repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above. Banco Galicia’s ability to honor its financial obligations may be adversely affected by the Argentine government’s repayment capacity or its failure to meet its obligations in regard to Argentine government obligations owed to Banco Galicia.

In the future, the Argentine government may impose new limitations on creditors’ rights in Argentina and on the possibility of enforcing certain guarantees, which could adversely affect the financial conditions of financial institutions, including Banco Galicia, the main subsidiary of Grupo Galicia.

To protect debtors affected by the 2001-2002 economic crisis, beginning in 2002, the Argentine government passed various laws and regulations that temporarily suspended the ability of creditors to enforce their guarantees and exert their rights under similar instruments established in financing agreements in the event of a default by the debtor. Such limitations have, in some cases, restricted Argentine creditors, such as Banco Galicia, from initiating actions and/or lawsuits to collect and recover on defaulted loans. While these rules have ceased to be applicable, in the event of an adverse economic environment or in other circumstances, the Government could pass new rules and regulations restricting the ability of creditors to enforce their rights pursuant to loan agreements, guarantees and similar instruments or documents, the impact of which may have an adverse effect on the business of financial institutions in Argentine, include those of Banco Galicia.

The Consumer Protection Law may limit some of the rights afforded to Grupo Galicia and its subsidiaries.

Argentine Law No. 24,240 (the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Galicia’s customers. The Consumer Protection Law was amended by Law No. 26,361 on March 12, 2008 to expand its applicability and the penalties associated with violations thereof. Additionally, Law No. 25,065 (as amended by Law No. 26,010 and Law No. 26,361, the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders.

The application of both the Consumer Protection Law and the Credit Card Law by administrative authorities and courts at the federal, provincial and municipal levels has increased. This trend has increased general consumer protection levels. In the event that Grupo Galicia and its subsidiaries are found to be liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of Grupo Galicia and its subsidiaries’ rights, for example, with respect to their ability to collect payments due from services and financing provided by Grupo Galicia or its subsidiaries, and adversely affect their financial results of operations. Grupo Galicia cannot assure you that court and administrative rulings based on the newly-enacted regulation or measures adopted by the enforcement authorities will not increase the degree of protection given to its debtors and other customers in the future, or that they will not favor the claims brought by consumer groups or associations. This may prevent or hinder the collection of payments resulting from services rendered and financing granted by Grupo Galicia’s subsidiaries, which may have an adverse effect on their results and operations.

Class actions against financial institutions for an indeterminate amount may adversely affect the profitability of the financial system and of Banco Galicia, specifically.

Certain public and private organizations have initiated class actions against financial institutions in Argentina. Class actions are contemplated in the Argentine National Constitution and the Consumer Protection Law, however, their guidance with respect to procedural rules for instituting and trying class action cases is limited. Notwithstanding the foregoing, the courts have admitted class actions providing for some guidance with respect to the procedures for trying the same. These courts have admitted several complaints filed against financial institutions to defend collective interests, based on arguments that object to the charges applied to certain products, the interest rates applied and the advisory services rendered in the sale of government securities, among others.

Final judgments entered against financial institutions under these class actions may affect the profitability of financial institutions in general and of Banco Galicia specifically in relation to class actions filed against Banco Galicia. If these class actions plaintiffs were to prevail, their success could have an adverse effect on the financial or insurance industry and, consequently, on Grupo Galicia’s business and financial condition. For further information regarding class actions brought against Banco Galicia, please refer to the Item 8. “Financial Information–Legal Proceedings”.

Administrative procedures filed by the tax authorities of certain Argentine provinces against financial institutions, such as Banco Galicia (the primary subsidiary of Grupo Galicia) and amendments to tax laws applicable to Grupo Galicia could generate losses for Grupo Galicia.

Buenos Aires City tax authorities, as well as certain provincial tax authorities, have initiated administrative proceedings against financial institutions in order to collect higher gross income taxes from those financial institutions from the year ended 2002 and onwards. The Argentine Federal Court of Appeals granted Banco Galicia a preliminary injunction in an amount corresponding to the Compensatory Bond (as defined below) in Banco Galicia’s challenge of the assessment of the tax authorities of the Autonomous City of Buenos Aires. The Argentine Supreme Court of Justice affirmed the opinion of the Argentine Federal Court of Appeals, and the Court of Appeals therefore ordered the fiscal authority to refrain from starting tax enforcement proceedings or otherwise requesting precautionary measures for such purpose. The aim of the Compensatory Bond was to compensate financial institutions for losses that they would have otherwise incurred as a result of the measures implemented to confront the 2001-2002 economic crisis, in particular, the asymmetric pesification. The final decision regarding these proceedings remains uncertain and financial institutions, including Banco Galicia, may suffer substantial losses.

In addition, although Banco Galicia considers it has met its tax obligations regarding current regulations and has properly recorded provisions for those risks based on the opinions and advice of its external legal advisors and pursuant to the applicable accounting standards, certain risk factors may render those provisions inadequate. Tax authorities may not agree with Grupo Galicia’s tax treatment, possibly leading to an increase in the tax responsibilities.

Moreover, amendments to existing regulations may increase Grupo Galicia’s tax rate and a material increase in the tax burden could adversely affect its financial results.

Risk Factors Relating to Us

Grupo Galicia may be unable to repay its financial obligations due to a lack of liquidity it may suffer because of being a holding company

Grupo Galicia, as a holding company, conducts its operations through its subsidiaries. Consequently, it does not operate or hold substantial assets, except for equity investments in its subsidiaries. Except for such assets, Grupo Galicia’s ability to invest in its business developments and/or to repay obligations is subject to the funds generated by its subsidiaries and their ability to pay cash dividends. In the absence of such funds, Grupo Galicia may be forced to resort to financing options at unappealing prices, rates and conditions. Additionally, such financing could be unavailable when Grupo Galicia may need it.

Grupo Galicia’s subsidiaries are under no obligation to pay any amount to enable Grupo Galicia to carry out investment activities and/or to cancel its liabilities, or to give Grupo Galicia funds for such purposes. Each of the subsidiaries is a legal entity separate from Grupo Galicia, and due to certain circumstances, legal or contractual restrictions, as well as to the subsidiaries’ financial condition and operating requirements, Grupo Galicia’s ability to receive dividends and its ability to develop its business and/or to comply with payment obligations, could be limited. Under certain regulations and agreements, Banco Galicia has restrictions related to dividend distribution. In particular, effective as of the end of 2011, the Argentine Central Bank implemented new regulations regarding dividend distribution. These new regulations established that after paying dividends, financial institutions must still have an excess of computable capital over the new minimum requirement of 75%, an increase from the previous requirement of 30%. As a result of these regulations, Banco Galicia was unable to declare dividends for the fiscal year ended December 31, 2012, and therefore the ability of Grupo Financiero Galicia to pay dividends has been negatively impacted. In addition, the Federal Public Revenue Authority enacted a new regulation (effective since February, 2013), requiring an Anticipated Affidavit of (Financial) Payments Abroad (named “DAPE”) in order to complete payments of dividends to non-residents (among other concepts which are also subject to the mandatory DAPE).

Notwithstanding the fact that the repayment of such obligations could be afforded by Grupo Galicia through other means, such as bank loans or new issues in the capital market, investors should take notice of the above prior to deciding on their investment in debt or equity of Grupo Galicia. For further information on dividend distribution restrictions, see Item 5.B. “Liquidity and capital Resources.”

Corporate governance standards and disclosure policies that govern companies listing their shares as part of the public offerings system in Argentina may differ from those regulating highly-developed capital markets, such as the U.S. As a foreign private issuer, Grupo Galicia applies disclosure policies and requirements that differ from those governing U.S. domestic registrants.

Argentine disclosure requirements, are more limited than those in the United States in important respects and, as a foreign private issuer, Grupo Galicia may be subject to different disclosure and other requirements than a domestic U.S. registrant. For example, as a foreign private issuer in the U.S., Grupo Galicia is not subject to the same requirements and disclosure policies as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue financial statements, report on significant events and the standards applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants.

In addition, although Argentine laws provide for certain requirements that are similar to those prevailing in the U.S. in relation to publicly listed companies (including, for example, those related to price manipulation), in general, applicable Argentine laws are different to those in the U.S. and in certain aspects may provide different or fewer protections or remedies as compared to U.S. laws. Further, Grupo Galicia relies on exemptions from certain Nasdaq rules that are applicable to domestic companies. Accordingly, the information available about Grupo Galicia to you is not the same as, and may be more limited than, the information available to shareholders of a U.S. company.

Adverse conditions in the credit, capital and foreign exchange markets may have a material adverse effect on Grupo Galicia’s financial position and results of operations and adversely impact it by limiting its ability to access funding sources.

Grupo Galicia may sustain losses relating to its investments in fixed- or variable-income securities on the exchange market and its monetary position due to, among other reasons, changes in market prices, defaults and fluctuations in interest rates and in exchange rates. A deterioration in the capital markets may cause Grupo Galicia to record net losses due to a decrease in the value of its investment portfolios, in addition to losses caused by the volatility in financial market prices, even if the economy overall is not affected. Any of these losses could have an adverse effect on Grupo Galicia’s results of operations.

A percentage of Banco Galicia’s liquidity is derived from local banks and the local capital market. As of December 31, 2012, Banco Galicia’s liquidity ratio was 27.64%, as measured by liquid assets as a percentage of total deposits (liquid assets that include cash, bank loans, holdings of securities issued by the Argentine Central Bank (“Lebac” and “Nobac”), net interbank loans, short-term placements with correspondent banks and repurchase agreement transactions in the local market). Any disruptions in the local capital market or in the local financial market, as have been experienced by Argentina in the past, may result in a reduction in availability and/or increased cost of financing for liquidity obtained from such sources. These conditions may impact Banco Galicia’s ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute its growth strategy. Any such event may adversely affect Banco Galicia’s financial position and/or results of operations.

Grupo Galicia’s subsidiaries estimate and establish reserves for potential credit risk or future credit losses, which may be inadequate or insufficient, and which may, in turn, materially and adversely affect its financial position and results of operations.

Grupo Galicia’s subsidiaries estimate and establish reserves for potential credit risk and losses related to changes in the levels of income of debtors/borrowers, increased rates of inflation, increased levels of non-performing loans or an increase in interest rates. This process requires a complex and subjective analysis, including economic projections and assumptions regarding the ability of debtors to repay their loans.

Therefore, if in the future Grupo Galicia’s subsidiaries are unable to effectively control the level of quality of their loan portfolio, if loan loss reserves are inadequate to cover future losses, or if they are required to increase their loan loss reserves due to an increase in the amount of their non-performing loans, the financial position and the results of operations of Grupo Galicia’s subsidiaries may be materially and adversely affected.

If Grupo Galicia’s main subsidiary, Banco Galicia, should fail to detect money laundering and other illegal or inappropriate activities in a comprehensive or timely manner, the business interests and reputation of Banco Galicia, and consequently, that of Grupo Galicia, may be harmed.

Banco Galicia must be in compliance with all applicable laws against money laundering, funding of terrorist activities and other regulations. These laws and regulations require, among other things, that Banco Galicia adopt and implement control policies and procedures which involve “know your customer” principles that comply with the applicable regulations and reporting suspicious or unusual transactions to the applicable regulatory authorities. While Banco Galicia has adopted policies and procedures intended to detect and prevent the use of its network for money laundering activities and by terrorists, terrorist organizations and other types of organizations, those policies and procedures may fail to fully eliminate the risk that Banco Galicia has been or is currently being used by other parties, without its knowledge, to engage in activities related to money laundering or other illegal activities. To the extent that Banco Galicia has not detected or does not detect those illegal activities, the relevant governmental agencies to which it reports have the power and authority to impose fines and other penalties on Banco Galicia. In addition, its business and reputation could be adversely affected if customers use it for money laundering activities or other illegal activities.

A disruption or failure in Grupo Galicia’s information technology system could adversely affect its operations and financial position.

The success of Grupo Galicia’s subsidiaries is dependent upon the efficient and uninterrupted operation of their communications and computer hardware systems, including those systems related to the operation of their ATM networks. Grupo Galicia’s communications, systems or transactions could be harmed or disrupted by fire, floods, power failures, defective telecommunications, computer viruses, electronic or physical theft and similar events or disruptions. Any of the foregoing events may cause disruptions in Grupo Galicia’s systems, delays and the loss of critical data, and could prevent it from operating at optimal levels. In addition, the contingency plans in place may not be sufficient to cover all those events and, therefore, this may mean that the applicable insurance coverage is limited or inadequate, preventing Banco Galicia from receiving full compensation for the losses sustained as a result of such a disruption. If any of these events occur, it could damage the reputation, entail serious costs and affect Grupo Galicia’s transactions, as well as its results of operations and financial position.

Item 4. Information on the Company

History and Development of the Company

Our legal name is Grupo Financiero Galicia S.A. We are a financial services holding company that was incorporated on September 14, 1999, as a sociedad anónima (which is a stock corporation) under the laws of Argentina. As a holding company we do not have operations of our own and conduct our business through our subsidiaries. Banco Galicia is our main subsidiary and one of Argentina’s largest full-service banks. Through the operating subsidiaries of Tarjetas Regionales, a holding company controlled by Banco Galicia, and CFA (97% Banco Galicia, 3% Grupo Financiero Galicia S.A.) we provide proprietary brand credit cards throughout the “Interior” of the country and consumer finance services throughout Argentina. Argentines refer to the Interior as that part of the country’s territory different from the federal capital and the areas surrounding the city of Buenos Aires (“Greater Buenos Aires”), i.e., the provinces, including the Buenos Aires Province but excluding the city of Buenos Aires and its surroundings. Through Sudamericana and its subsidiaries we provide insurance products in Argentina. We directly or indirectly own other companies providing financial related products as explained herein. We are one of Argentina’s largest financial services groups with consolidated assets of Ps.63,458 million as of December 31, 2012.

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

Our domicile is in Buenos Aires, Argentina. Under our bylaws, our corporate duration is until June 30, 2100. Our duration can be extended by a resolution passed at the extraordinary shareholders’ meeting. Our principal executive offices are located at Teniente General Juan D. Perón 456, Second Floor, (C1038AAJ), Buenos Aires, Argentina. Our telephone number is (54-11) 4343-7528.

Our agent for service of process in the United States is C T Corporation System, presently located at 111 8th Avenue, New York, New York 10011.

Organizational Structure

The following table illustrates our organizational structure as of December 31, 2012. Percentages indicate the ownership interests held. All of the companies shown in the chart are incorporated in Argentina, except for:

•	Galicia Uruguay (in liquidation), incorporated in Uruguay and currently not an operating financial institution.

•

Galval, incorporated in Uruguay and on September 4, 2012, the Board of Directors of Grupo Financiero Galicia approved the sale of the 100% of its interest in Galval. Such transaction is subject to the corresponding authorization of the Central Bank of Uruguay.

•	Galicia Cayman, incorporated in the Cayman Islands.

•	Tarjeta Naranja Dominicana, incorporated in the Dominican Republic.

•	Tarjeta Naranja Perú, incorporated in Perú.

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

In 2000, Net Investment was established as a holding company, of which Grupo Financiero Galicia had 87.5% ownership. During that year, Grupo Financiero Galicia also entered the bank insurance business acquiring a participation in Sudamericana and in 2001 acquired the 87.5% of Galicia Warrants. As of the date of this annual report Grupo Financiero Galicia owns the 87.5% of each company, with the remaining 12.5% being held by Banco Galicia.

In January 2005, we created Galval, a securities broker based in Uruguay, with the purpose of providing trading and custody services. We own 100% of the capital and voting rights of this subsidiary. On September 4, 2012, the Board of Directors approved the sale of its 100% interest in Galval. Such transaction is subject to the corresponding authorization of the Central Bank of Uruguay.

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

In March 2008, GV Mandataria (in liquidation) was incorporated with the purpose of carrying out securities-related representations, mandates and commissions of all types, involving both domestic and international companies. Grupo Financiero Galicia holds 100% of GV Mandataria’s stock.

As of December 31, 2012, the controlling percentage held by Grupo Financiero Galicia in Banco Galicia was 94.93%. During the first quarter of fiscal year 2013, its ownership of Banco Galicia reached 94.94%.

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

As part of its growth strategy, in 1995 Banco Galicia began a new expansion phase into the Interior of Argentina where high growth potential was believed to exist. Typically the Interior is underserved relative to the city of Buenos Aires and its surroundings with respect to access to financial services and its population tends to use fewer banking services. Between 1995 and 1999, Banco Galicia acquired equity interests in entities or formed several non-banking companies providing financial services to individuals in the Interior through the issuance of proprietary brand credit cards. See “-Regional Credit Card Companies” below. In addition, in 1997, Banco Galicia acquired a regional bank that was merged into it, with branches located mainly in Santa Fe and Córdoba, two of the wealthiest and more populous provinces.

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

In 1996, Banco Galicia entered the bank insurance business through an agreement with ITT Hartford Life Insurance Co. for the joint development of initiatives in the life insurance business. In this same year, Banco Galicia initiated its internet presence, which evolved into a full e-banking service for both companies and individuals.

At the end of 2000, Banco Galicia was the largest private-sector bank in the Argentine market with a 9.8% deposit market share.

In 2001 and 2002 Argentina experienced a severe political and financial crisis, which had a material adverse effect on the financial system and on financial businesses as a whole, including Banco Galicia, but especially on financial intermediation activity. However, during the crisis, the provision of banking services of a transactional nature was maintained. With the normalization of the Argentine economy’s situation and the subsequent growth cycle that began in mid-2002, financial activities began to expand at high rates, which translated into high growth at the level of the financial system as a whole, including Banco Galicia. The provision of services continued to develop, even further than prior to the crisis, and financial intermediation resumed progressively.

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

Pursuant to Resolution No. 124, dated June 7, 2010, the Argentine Central Bank authorized the purchase of the shares of the CFA Group by Banco Galicia and Tarjetas Regionales and on August 31, 2010, through Resolution No. 299, the National Commission for the Defense of Competition (Comisión Nacional de Defensa de la Competencia) approved the transaction. The purchase of the shares of the CFA Group was completed by Banco Galicia (95%) and Tarjetas Regionales (5%) on June 24, 2010. The price to acquire the shares of these companies was Ps.333.9 million. This purchase was financed with Banco Galicia’s available cash, within its ordinary course of business. During the fiscal year ended December 31, 2011, the 5% interest held by Tarjetas Regionales was acquired by Grupo Financiero Galicia and Banco Galicia, which acquired 3% and 2% of such interest, respectively. Following such acquisition, Banco Galicia held a 97% interest in CFA. See “-Compañía Financiera Argentina” below.

Restructuring of the Foreign Debt of Banco Galicia’s Head Office in Argentina and its Cayman Branch

On May 18, 2004, Banco Galicia successfully completed the restructuring of US$1,320.9 million of the debt of Banco Galicia’s Head Office and its Cayman Branch, consisting of bank debt (including debt with multilateral credit agencies) and bonds. This amount represented 98.2% of the foreign debt eligible for restructuring. As of December 31, 2012, the principal amount of old debt, the holders of which did not participate in the exchange offer was US$1.3 million.

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

In addition, in December 2011, with respect to such notes, Banco Galicia made an advance payment of interest, including both interests that capitalized from January 1, 2011 to June 30, 2011, as well as interests that had accrued on such capitalized amount as of the day before such advanced payment, of US$5.5 million and US$0.3 million, respectively. Such payment was originally scheduled to be made on January 1, 2014.

As of December 31, 2012, the outstanding principal amount of debt resulting from the above-mentioned restructuring amounted to US$242.4 million. For more information see Item 5.A. “Operating Results-Contractual Obligations” and “Operating Results-Funding”.

Grupo Financiero Galicia holds a credit against Banco Galicia for US$10.2 million, as a result of the acquisition from third parties of subordinated loans maturing in 2019.

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

On May 29, 2009, the Special General Meeting of Galicia Uruguay approved the voluntary reduction of capital by redemption of shares. Following such capital reduction, Banco Galicia held 100% of the capital stock of Galicia Cayman, of which formerly 65.34% was controlled by Galicia Uruguay and the remaining 34.66% by Banco Galicia. As of the closing of fiscal year 2012 the shareholders’ equity of Galicia Uruguay amounted to Ps.55.7 million.

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

Regional Credit Card Companies

In the mid-1990s, Banco Galicia made the strategic decision to target the “non-account holding” individuals market, which, in Argentina, typically includes the low and medium-low income segments of the population who live in the Interior of the country, in addition to certain locations of the Greater Buenos Aires. To implement this strategic decision, in 1995 Banco Galicia began investing in non-bank companies (the “Regional Credit Card Companies”) operating in certain regions of the Interior, providing financial services to individuals through the issuance of credit cards with proprietary brands and extending credit to its customers through such cards.

In 1995, Banco Galicia made the first investment in this business by acquiring a minority stake in Tarjeta Naranja S.A. (“Tarjeta Naranja”) and in 1997 increased its ownership to 80%. This company had begun operations in 1985 in the city of Córdoba, the second largest city in Argentina, by marketing “Tarjeta Naranja”, its proprietary brand credit card, in this city and had enjoyed local growth.

In 1996, Banco Galicia formed Tarjetas Cuyanas S.A. (“Tarjetas Cuyanas”), to operate in the Cuyo Region (the provinces of Mendoza, San Juan and San Luis) in partnership with local businessmen. This company launched the “Nevada Card” in May 1996 in the city of Mendoza. Also in 1996, Banco Galicia formed a new company, Tarjetas del Mar S.A. (“Tarjetas del Mar”), to operate in the city of Mar del Plata and its area of influence. Tarjetas del Mar began marketing the “Mira” card in March 1997.

In early 1997, Banco Galicia purchased an interest in Comfiar S.A., a consumer finance company operating in the provinces of Santa Fe and Entre Ríos, which was merged into Tarjeta Naranja in January 2004.

In 1999, Banco Galicia reorganized its participation in this business through Tarjetas Regionales, a holding company wholly owned by Banco Galicia and Galicia Cayman, which achieved control of Tarjeta Naranja, Comfiar S.A., Tarjetas Cuyanas, and Tarjetas del Mar. In addition, in 1999, Tarjetas Regionales acquired a 12.5% interest in Tarjetas del Sur S.A., a credit card company operating in southern Argentina. In January 2000, this interest increased to 60% and, in February of the same year, Tarjeta Naranja acquired the remaining 40%. In March 2001, Tarjetas del Sur S.A. merged into Tarjeta Naranja.

During 2012, the ownership interests in Tarjetas Regionales and its operating subsidiaries were modified due to the following events:

•	Tarjeta Naranja’s board of directors approved the merger of Tarjeta Mira S.A. (merged company) into Tarjeta Naranja (merging company).

•

Tarjetas Regionales carried out a capital increase that was mainly paid in by the contribution of the minority shareholders’ holdings in its subsidiaries Tarjeta Naranja and Tarjetas Cuyanas. Therefore, Banco Galicia’s direct and indirect interest decreased to 77% of the capital stock and the remaining 23% is held by the shareholders who, by means of the above-mentioned contribution, became Tarjetas Regionales’ minority shareholders.

As of December 31, 2012, Banco Galicia held directly 57.97% of Tarjetas Regionales while through Galicia Cayman held 19.03%. In turn, Tarjetas Regionales held 99.0% of Tarjeta Naranja and 99.0% of Tarjetas Cuyanas.

These companies have experienced a significant expansion of their customer bases, in absolute terms and with respect to the range of customers served, number of cards issued, distribution networks and size of operations, as well as a technological upgrade and general modernization. By mid 1995, Tarjeta Naranja had approximately 200,000 cards outstanding. As of December 31, 2012, the Regional Credit Card Companies, on a consolidated basis, had 7.3 million issued cards and were the largest proprietary brand credit card operation in Argentina.

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

Sudamericana Holding

In 1996, Banco Galicia entered the bank insurance business, through the establishment of a joint venture with Hartford Life International to sell life insurance and annuities, in which it had a 12.5% interest. In December 2000, Banco Galicia sold its interest in this company and purchased 12.5% of Sudamericana, a subsidiary of Hartford Life International. As a result of various acquisitions, Grupo Financiero Galicia owns 87.5% of Sudamericana (with the remaining 12.5% being held by Banco Galicia) which offers life, retirement and property and casualty insurance products in Argentina through its subsidiaries Galicia Seguros S.A. (“Galicia Seguros”), which provides property and casualty and life insurance, Galicia Retiro Compañía de Seguros S.A. (“Galicia Retiro”), which provides retirement insurance and Galicia Broker Asesores de Seguros S.A. (insurance broker).

In addition, during fiscal year 2012 Galicia Seguros, together with other three insurance companies, created Nova Re Compañía Argentina de Reaseguros S.A., the goal of which is to increase the scope of offerings of reinsurance products in Argentina.

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

During the 2010 fiscal year, Net Investment purchased shares of a company that carries out activities related to online business development. Further, during the 2011 fiscal year, the shareholders decided to amend the corporate purpose of Net Investment to be able to invest in additional companies in related, accessory and/or supplementary activities.

As of December 31, 2012, the equity investment held by Net Investment is equivalent to 0.19% of such company’s net worth.

For fiscal year 2013, the board of directors of Net Investment is analyzing various business alternatives and opportunities.

Galicia Warrants

Galicia Warrants was founded in April 1993, when it obtained the authorization from the relevant authorities to store goods and issue certificates of deposits of goods and warrants under the provisions of Law No. 9,643.

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

Galval was formed in January 2005 under the laws of República Oriental del Uruguay. Galval renders brokerage services in Uruguay.

On September 4, 2012, the Board of Directors approved the sale of the 100% of Grupo Financiero Galicia’s interest in Galval. Such transaction is subject to the corresponding authorization of the Central Bank of Uruguay.

GV Mandataria (in liquidation)

The main purpose of GV Mandataria de Valores S.A. (“GV Mandataria”) (in liquidation) is to represent, act as agent and carry out brokerage activities for domestic and foreign companies. As a result of the international financial crisis and its impact on financial brokerage, GV Mandataria has not achieved its economic goals. During the fiscal year ended December 31, 2012, the decision was made to reduce the number of shareholders to only one, Grupo Financiero Galicia.

On November 12, 2012, the company’s extraordinary shareholders’ approved a proposal for the dissolution and liquidation of GV Mandataria pursuant to Section 94, Subsection 8, of the Law No. 19,550, as amended (Ley de Sociedades Comerciales, the “Corporations’ Law”). Consequently, GV Mandataria (in liquidation) is currently in liquidation and is taking all the necessary steps for the payment of its liabilities and the sale of its assets.

Business

Banking

Banco Galicia is our largest subsidiary. Banco Galicia operates in Argentina and substantially all of its customers, operations and assets are located in Argentina. Banco Galicia is a bank that provides, directly or through its subsidiaries, a wide variety of financial products and services to large corporations, small and medium-sized companies, and individuals.

Banco Galicia is one Argentina’s largest full-service banks and is a leading provider of financial services in Argentina. According to information published by the Argentine Central Bank, as of December 31, 2012, Banco Galicia ranked second in terms of assets, deposits and loan portfolio within private-sector banks in Argentina. As of the same date, Banco Galicia also ranked first among private-sector domestic banks in terms of assets, loans and deposits. Its market share of private sector deposits and of loans to the private sector was of 9.12% and of 9.05% respectively, as of the end of 2012. On a consolidated basis, as of the end of fiscal year 2012, Banco Galicia had total assets of Ps.62,771 million, total loans of Ps.42,571 million, total deposits of Ps.39,991 million, and its shareholders’ equity amounted to Ps.4,904 million.

Banco Galicia provides a full range of financial services through one of the most extensive and diversified distribution platforms amongst private-sector financial institutions in Argentina. This distribution platform, as of December 31, 2012, was comprised of 257 full service banking branches, located throughout the country, 1,676 ATMs and self-service terminals owned by Banco Galicia, phone banking and e-banking facilities. Banco Galicia’s customer base, on an unconsolidated basis, was comprised of more than 2.5 million customers, who were comprised of mostly individuals but who also included more than 65,500 companies. Banco Galicia has a strong competitive position in retail banking, both with respect to individuals and small and medium-sized companies. Specifically, it is one of the primary providers of financial services to individuals, one of the largest providers of credit cards, the primary private-sector institution serving the small and medium-sized companies sector, and has traditionally maintained a leading position in the agriculture and livestock sectors. Banco Galicia’s primary clients are classified into two categories, the Wholesale Banking Division and the Retail Banking Division.

For a breakdown of Banco Galicia’s revenues by category of activity for the last three financial years, see Item 5.A. “Operating Results-Results by Segments-Banking.”

Wholesale Banking

The Wholesale Banking division manages and builds the relationships with companies from all economic sectors and supports its business model by being closely related to its corporate customers, providing dedicated and focused services.

Banco Galicia continues to strengthen its leading position in various business segments, not only through the cross selling of its various products to existing clients, but also through continuing to provide better quality financial products and services (including collection and payment services, commercial credit cards for each segment, direct payroll deposit, capital market alternatives, foreign trade solutions and corporate e-banking solutions). Banco Galicia also renewed its certification of the quality management system Cobranza Integrada Galicia (Galicia Integral Collection).

Banco Galicia provided assistance to more than 62,000 companies in Argentina through multiple credit lines to finance from working capital to medium- to long-term investment projects. The commitment to the country’s business activity becomes clear in the Bank’s total loan portfolio structure (unconsolidated with Tarjetas Regionales or Compañía Financiera Argentina), of which 58% accounts for the financing of production-related sectors. Out of this total, 62% of such financing was granted to small and medium-sized companies and the agricultural sector, and the remainder of such financing to large companies and corporations.

During 2012, Ps.43,700 million were granted as loans to companies across the country and the total commercial loans portfolio increased by 33.6%. The offer of Peso and Dollar-denominated medium- and long-term financing continued being improved through a broad offer of agreements with domestic and international agencies, such as the International Finance Corporation (“IFC”), the Inter-American Development Bank (“IDB”), FONTAR (Fondo Tecnológico Argentino), the Netherlands Development Finance Company (“FMO”), the Promotion et Participation pour la Coopération Economique (“Proparco”) and Bank for Investment and Foreign Trade (“BICE”). Additionally, the benefits of all subsidized credit lines or lines with special conditions offered by the national and provincial public sector were offered to customers.

In addition to investment in capital goods, through the Credit Line for the Productive Investment under Communiqué “A” 5319, Banco Galicia disbursed more than Ps.1,400 million in respect of 3,300 loans, 89% of which related to micro-, small- and medium-sized companies. Through such Communiqué, in July 2012, the Argentine Central Bank established that financial entities must offer a new credit line in order to finance investment projects to purchase capital goods and/or to finance the construction of facilities to produce goods and/or services and to market goods (excluding inventories). Financial entities must assign at least an amount equivalent to 5% of the monthly average of daily balances of peso-denominated deposits from the non-financial private sector as of June 2012. Not less than 50% of said amount had to be granted to micro, small and medium enterprises, and said financing had to be fully approved before December 31, 2012. Loans had to be granted in pesos, at a fix nominal annual interest rate not higher than 15.01%, with an average life longer than 24 months and for a minimum term of 36 months. In order to continue managing value chain integration, alliances were forged with leading companies to provide special financing conditions, entering into 115 agreements for the purchase of machines, seeds, agrochemicals, trucks and vehicles, among others; and purchases for over Ps.453 million were financed. The relationship with Sociedades de Garantía Recíproca – SGR (Reciprocal Guarantee Companies) was sought to be strengthened, by generating differentiated circuits and exclusive proposals/quotas, and granting Ps.25 million for transactions guaranteed by the SGR and obtaining deposits amounting to Ps.130 million from their risk funds. Furthermore, an agreement was signed with Garantizar SGR, whereby Banco Galicia contributed Ps.30 million to the SGR’s risk fund and became the contributory partner of the company.

Galicia Office, Banco Galicia’s corporate e-banking service, provides a quick, dynamic and safe channel to manage the online treasury of corporate customers and continues to grow year after year. In this respect, Galicia Office’s business increased by 36%, totaling Ps.553,800 million in transaction volumes, as compared to Ps.407,300 million in 2011.

Corporate Banking

During the 2012 fiscal year, Banco Galicia consolidated its leading position in the segment, as per its presence in assessment and market penetration indices, as a result of planned commercial management, tailor-made financial and non-financial solutions, and the specialized advisory services from a professional team.

We have continued to design technological solutions to integrate Banco Galicia into global platforms in order to facilitate customers’ transactions. Treasury volumes increased by 56%, as compared to the prior year, as a result of increased e-banking services and the provision of products, such as Cobranza Integrada Galicia (Galicia Integral Collection), Pago a Proveedores (Payment to Suppliers) and Pago de Haberes (Direct Payroll Deposits).

During the fiscal year, the Corporate Banking division actively took part in the structuring of debt transactions and capital markets issuances, bolstering its leading positions in such transactions.

With respect to foreign trade transactions, the service model for such segment was supplemented in order to provide more expedient and tailor-made professional services in respect of the same.

Companies

This segment is comprised of companies whose revenues range from Ps.50 million to Ps.500 million. Among these types of companies, Banco Galicia is the leading bank in the sector, standing out in all business sectors.

During the 2012 fiscal year, both cross-selling and transactional levels remained high, supported by the fact that the Companies segment practically fully joined the corporate e-banking solution, Galicia Office. Additionally, there was an increased presence throughout Argentina by the opening of additional Corporate Banking Centers with officers and service representatives specializing in the geographic area and business of such companies. These officers provide attentive, professional advice, credit assistance and technical support to selected groups of companies. There are a total of eleven Corporate Banking Centers throughout Argentina.

In the second half of the 2012 fiscal year, companies’ demand for financing increased, both with respect to working capital and for financing investment projects. Furthermore, capital markets transactions and other financial transactions were successfully carried out within such segment.

Agricultural and Livestock Sector

For the seventh year in a row, according to the annual survey of ICASA/Mora y Araujo Consultant for Chacra Magazine that establishes the best positioned brands in this sector, Banco Galicia was ranked first among private banks in the agriculture and livestock sector. Further, Banco Galicia continued to improve its business model in respect of the agriculture sector by focusing on small producers in order to reach additional regions of Argentina.

This directly correlates to its offering of products relating to such sector. Tarjeta Galicia Rural holds more than 50% of the market share of credit card-related transactions in this segment, having experienced a 50% increase in sales volumes, as compared to the 2011 fiscal year. For example, more than 70 interest-free agreements were entered into with leading agricultural and livestock sector companies.

Noteworthy among the business activities carried out during the 2012 fiscal year were multiple financing offers to finance agricultural campaigns, including the structuring of loans to best suit each producer’s needs and the development of capital market transactions for such segment.

During the 2012 fiscal year, the tenth edition of the Excelencia Agropecuaria La Nación—Banco Galicia Award (La Nación-Banco Galicia’s Agricultural Excellence Award) was achieved and Banco Galicia—Revista Chacra a la Gestión Solidaria del Campo Award (Banco Galicia-Chacra Magazine’s Rural Solidarity Award) and CAPA-Banco Galicia Award to the agricultural journalism were granted. Banco Galicia also continued supporting the research and outreach activities of Producir Conservando Foundation and of Universidad Austral as well as continuing its support of the work of Asociación Argentina de Productores en Siembra Directa (Argentine Association of No-till Farming) and Consorcios Regionales de Experimentación Agrícola (Agricultural Experimentation Regional Consortiums) with a view towards spreading the agriculture certified in Argentina.

Foreign Trade

During the 2012 fiscal year, the foreign trade volumes (imports plus exports) amounted to US$14,400 million, which accounts for 9.7% of the trade balance.

The Foreign Trade Customer Contact Center supported this sector by providing telephone assistance by way of more than 245,000 calls. Work was performed jointly with operating and commercial areas to strengthen the internal management and foster a better experience for all customers.

New employees joined the team of Foreign Trade specialists within the Corporate Banking Centers to provide assistance in the preparation of transactions, business advice and miscellaneous services. This new service model was implemented at the Corporate Banking Centers in Morón, Pilar, Quilmes, Mendoza, Corrientes and Córdoba.

During the 2012 fiscal year, the micro-, small- and medium-sized companies segment service model was launched with Foreign Trade Officers throughout Argentina. The Galicia Comex website, a community for Foreign Trade customers, was renewed for customers to be able to find valuable information required by its businesses. In respect of the same, 19 events were held in the main marketplaces of Argentina, where over 850 people attended who represented more than 600 companies. The goal of such events was to provide a forum for advice related to new regulations and updates regarding the Argentine Central Bank and the Federal Public Revenue Authority.

Capital Markets and Investment Banking

Banco Galicia’s capital market activity is focused on corporate debt transactions and, to a lesser extent, on securitization transactions. In addition, Banco Galicia contributes to the optimization of its affiliated companies’ financing strategies.

Non-Financial Public Sector

During the 2012 fiscal year, non-financial public sector work was intended to provide e-collection and payment solutions to various agencies, municipalities and universities, with technology-based, value-added solutions that facilitate and enhance daily operations according to transactional needs. In addition, at the municipal level, Banco Galicia is still the leader in implementing e-collection solutions for the payment of rates to large taxpayers through its Business to Business tool.

Based on the Bank’s Foreign Trade positioning, customers in the sector were provided with advice, both on export and the introduction of new technologies and equipment.

Retail Banking

The Retail Banking Division manages Banco Galicia’s business with individuals from all income brackets, micro and smaller businesses (i.e., those businesses with annual revenues below Ps.30 million) and small retailers and professionals. Retail Banking provides a wide range of financial products and services, encompassing transactions, loans, and investments. On the transactions side, Banco Galicia offers its customers checking and savings accounts, credit and debit cards, and payroll direct deposit, among other services. Banco Galicia’s customers have access to its services through its branch network as well as through its electronic distribution channels. See “-Sales and Marketing.”

Retail Banking continued consolidating its commercial strategy by segment. During the 2012 fiscal year, the Retail Banking Division launched an initiative for the small companies and business and professionals segment, increased the implementation of the customer service model targeted at the high-income customer segment and increased the effectiveness of customer service provided to other income segments.

As of December 31, 2012, the Retail Banking Division’s total customers amounted to 1.8 million, representing a 12% growth from the fiscal year ended December 31, 2011.

During the 2012 fiscal year, certain actions were carried out in order to improve profitability, increase the number of customers, enhance consumer satisfaction and streamline key processes to achieve the promptness and simplicity Banco Galicia seeks for its services.

Similar to the strategy differentiated by segment previously discussed, an initiative targeted at business and small- and medium-sized companies was launched in August 2012. This customer service platform is targeted at individuals with business activity and companies with annual turnover of less than Ps.30 million. Such initiative is based on the following three points:

Proximity: More than 400 specialized officers and improved processes to achieve prompter services.

Advisory Service: Increase customers’ growth by providing training and support for business development and management.

Solutions: New products by type of business activity and size were developed, new Home Banking and Galicia Office functions.

Galicia Éminent, a service launched in June 2011 and aimed at the high-income customer segment, was consolidated during the 2012 fiscal year. At the end of 2012, such service reached 100,000 customers and met all growth and service level goals.

In order to continuously improve the Bank’s services and provide customer-focused services, a new satisfaction assessment system was implemented, involving both sale channels and those who are involved in central areas.

In order to improve responsiveness, comfort and the customer service offerings, strategies were implemented during the 2012 fiscal year to provide current customers with access to other alternative channels of customer service being provided. The Bank achieved a 35% increase in customers with access to such alternative channels.

Banco Galicia continued to lead in the direct deposit of salaries, with a 4% increase in the number of customers as compared to 2011.

Private Banking offers professional financial services to individuals with medium- to high- net worth, through the management of their investments and the provision of financial advisory services. Private Banking offers its customers a wide range of domestic financial investment alternatives, such as deposits, FIMA mutual funds, government and corporate securities, as well as trusts and notes where Banco Galicia acts as an arranger.

One of the Private Banking goals, similar to the Bank’s strategy to differentiate from competitors through quality of service, is the focus on customer service. For the fifth year in a row, the Private Banking Division has obtained the ISO 9001 Certification for its Customer Service Model and continued with its customer loyalty and satisfaction assessment programs. Further, the ISO 9001 recertification was also obtained for the immediate loans process for the third consecutive year. The high index achieved with respect to the general perception of the services rendered exceeds the general market levels.

Banco Galicia has placed special emphasis on its personal loan customer base and has aimed at sustaining growth while maintaining its excellent low-risk levels.

Banco Galicia provides a wide offering of services according to each customer’s income and credit profile. A personal loan can be accessed immediately by visiting any of its branches, by phone, from home banking, ATMs and self-inquiry terminals.

During the 2012 fiscal year, certain special offers were also launched, including Tiempo de Préstamos (Time for Loans) to provide easier access to personal loans for more conservative customers and promissory loans of up to Ps.250,000 for the high-income customer segment.

Banco Galicia’s extensive network of branches is one of the key components of its distribution network, and one of its most important competitive advantages. Banco Galicia’s distribution network is supported by its intranet, information technology systems, customer incentives offered in connection therewith and the constant monitoring of its customer service quality.

As of December 31, 2012, Banco Galicia’s geographical distribution of its branches was as follows:

Geographical Area	Number of Branches
City of Buenos Aires	84
Greater Buenos Aires	68
Rest of the Province of Buenos Aires	31
Santa Fe	15
Córdoba	15
Mendoza	9
Chubut	5
Entre Ríos	4
Río Negro and Tucumán	3 each
Corrientes, La Pampa, Misiones, San Luis and Tierra del Fuego	2 each
Catamarca, Chaco, Formosa, Jujuy, La Rioja, Neuquén, Salta, Santa Cruz, Santiago del Estero and San Juan	1 each

Total	257

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

Consumption

Through its Regional Credit Card Companies and CFA, Banco Galica offers financing for low- and mid-income consumer segments.

Regional Credit Card Companies

The companies devoted to the issuance of regional credit cards and the provision of financing transactions to consumers are subsidiaries of Banco Galicia through Tarjetas Regionales (Tarjeta Naranja and Tarjetas Cuyanas)

Through the Regional Credit Card Companies, Tarjetas Regionales is the largest non-bank credit card issuer in Argentina and one of the largest in Latin America, in each case, based on the number of credit cards issued. It is also one of the two largest merchant acquirers in Argentina and one of the largest credit card processors in Argentina. As of December 31, 2012, Tarjetas Regionales had more than 2.8 million active accounts, 7.3 million issued credit cards and more than 190,000 affiliated merchants. As of the same date, Tarjetas Regionales estimated that its market share of issued credit cards in Argentina was approximately 17% and of active accounts in Argentina was approximately 15%. As the credit card processor for all of our credit card operations, Tarjetas Regionales processes approximately 118 million transactions per year.

Tarjetas Regionales has a distinctive business model that it believes is well-suited to developing economies in Latin America and to the cultural background of its clients. Its business model of credit card issuance and related credit services focuses on the specific needs of lower- and lower-middle-income clients through personalized and attentive services using its extensive network of branches. Tarjetas Regionales’s client base is primarily in the Interior, where each of its brands has a leading presence in its coverage area. Its current expansion efforts in Argentina are focused on the greater Buenos Aires area. In addition, Tarjetas Regionales has exported its model to Peru, where it commenced operations in 2011 through a joint venture with Banco de Crédito del Perú.

As of the end of the second quarter of 2012, Tarjeta Naranja Dominicana S.A.’s shareholders decided to sell Banco Múltiple León S.A. (holder of the remaining 50% interest in Tarjeta Naranja Dominicana S.A.’s capital stock) Tarjeta Naranja Dominicana S.A.’s right related to customers and to start the liquidation of the company.

Through the Regional Credit Card subsidiaries, Tarjetas Regionales issues, operates and processes its own branded credit cards, the Tarjeta Naranja credit card and the Tarjeta Nevada credit card, which allow credit card holders to charge purchases of goods and services in the network of merchants that have agreed to accept these proprietary credit cards. At December 31, 2012, these proprietary credit cards accounted for, on average, approximately 57% of its issued credit cards and approximately 82% in terms of its average monthly purchase volumes. Tarjetas Regionales also offers its clients international credit card brands such as Visa, MasterCard and American Express that are issued by Banco Galicia on its behalf. In addition to its credit card business, Tarjetas Regionales also extends personal loans, through the Regional Credit Card Companies, to its clients either for the account of the Regional Credit Card Companies or for the account of Banco Galicia at the election of the relevant Regional Credit Card Company. Tarjetas Regionales provides its products and services through an extensive network of 254 branches, client service centers and other points of sale strategically located in most major Argentine cities and in limited locations in Peru. Its branch network provides a critical service and payment interface for its clients, which allows it to provide targeted client service and form relationships with its clients and affiliated merchants.

For a breakdown of the Regional Credit Card Companies’ revenues for the last three financial years, see Item 5.A. “Operating Results-Results by Segments-Regional Credit Cards”.

Compañía Financiera Argentina

CFA is the leading financial company in Argentina in the personal loan business. As of December 31, 2012, CFA’s assets were over Ps.3,198 million and its shareholders’ equity was Ps.970.6 million. CFA employed 1,071 people. With 59 branches and 36 points of sale throughout Argentina, CFA offers its products to 500,000 customers, who belong, in general, to the low-to-medium income segments, characterized by limited interaction with traditional banks. Such customers often seek a more simplified and quick processing regime for their loans and other banking products.

Main products:

•	Efectivo Sí—Loans

•	Personal Loans: Unsecured personal loans payable in installments.

•

Consumer Loans: Product to finance purchases of goods through merchants associated with CFA, without using any cash or credit cards. Such goods include home appliances, household goods and construction materials.

•	Microfinance: Credit lines for small ventures in specific geographic areas across the country.

•	Payroll Loans: Granted to affiliates or associate members of mutuals, cooperatives, unions, and to companies’ employees.

•	Loans to Public Sector Employees: Loans targeted to public sector employees on the national level, which are deducted directly from their salary.

•	Efectivo Sí—Savings

•	Time Deposits: An investment alternative which allows customers to receive returns over its invested money in a quick and streamlined manner.

•	Savings Account and Debit Card: Mainly aimed at retired individuals who receive their salaries through Efectivo Sí.

•	Efectivo Sí—Cards

•	Credit Cards: CFA is the issuer of Visa and MasterCard, both at domestic and international level.

•	Efectivo Sí—Insurance

•	Insurance: CFA sells different types of insurance policies from leading companies of the market to meet customers’ needs.

•	Retirement and pension payment—National Social Security Administration: Aimed at retired individuals and pensioners collecting their payments at CFA.

Throughout the year, the Efectivo Sí trademark has strengthened, mainly through advertising in major soccer tournaments organized by the Argentine Soccer Association.

CFA’s net income for fiscal year 2012 amounted to Ps.213 million. At year end, its loan portfolio, net of allowances for loan losses, exceeded Ps.2,280 million, representing a 37.8% increase as compared to fiscal year 2011 and had strong portfolio quality ratios.

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

For a breakdown of CFA’s revenues for the last financial year, see Item 5.A. “Operating Results-Results by Segments-CFA”.

Financial Division

The Financial Division of Banco Galicia includes the Financial Operations, Banking Relations, Assets and Liabilities Management and Information Management and Support areas. The Financial Division is also involved in mutual funds and in brokerage services through Galicia Valores.

The Financial Operations Division is responsible for, among other things, managing liquidity and the different financial risks of Banco Galicia, based on the parameters determined by the board of directors of Banco Galicia. It manages positions in foreign currency and government securities, and it also acts as an intermediary and distributes financial instruments for its own customers (institutional investors) and corporate customers and individuals. It participates in different markets in its capacity as agent of the Mercado Abierto Electrónico (“MAE”) and as a member of the Rosario Futures Exchange (“ROFEX”), Financial Products Division. Through Galicia Valores, this division offers customers the ability to buy and sell securities on the BASE.

In 2012, Banco Galicia was ranked 1st in the MAE’s annual ranking for transactions of fixed-income instruments, rising one position as compared to 2011.

Foreign trade transactions amounted to US$15,800 million, similar to the amount of transactions in 2011. In addition, Dollar trading transactions significantly decreased as a result of foreign exchange restrictions, from US$6,000 million in 2011 to US$1,300 million in 2012. The trading of reais and Uruguayan pesos for trips and tourism was implemented in mid-October to provide a broader range of services to our customers.

Banco Galicia ranked first in the futures traded volume with a total of Ps.10,200 million, and second in swaps with a total traded volume of Ps.460 million. In 2012, Banco Galicia substantially increased the number of derivative transactions with customers to meet their hedging and investment needs.

The Banking Relations Division is responsible internationally for managing Banco Galicia’s business relationships with correspondent banks, international credit agencies, official credit agencies and, domestically, with financial institutions and exchange houses.

The Assets and Liabilities Management Division is in charge of preparing and analyzing information aimed at managing the mismatches inherent in banking activities, maintaining the exposure within the policies determined by Banco Galicia’s board of directors.

The Bank’s activities include the provision of support to the Assets and Liabilities Committee through the analysis and quantification of the risks associated with different business strategies and market scenarios, as well as the follow-up of liquidity policies and currency mismatches, whether due to regulations of the Argentine Central Bank or other Banco Galicia operations, and the assessment of the Funding Unit’s results of operations through a transfer pricing method so as to assess the profitability of each business unit, isolated from the rate, term and currency risk exposure.

Banco Galicia distributes the FIMA mutual funds through its broad distribution network (branches, electronic banking and telephone banking) to different customer segments (institutions, companies and individuals), while it acts as custodian of the assets that make up the funds in its role as depository. Galicia Administradora de Fondos is the company that manages investments and determines the value of the mutual fund units on a daily basis. The total value of the FIMA funds equity grew 81% to Ps.3,562 million, as compared to the fiscal year ended December 31, 2011, accounting for 7.9% of the market share.

Insurance

Galicia Seguros is a provider of a variety of property and casualty and life insurance products. Its most important line of business is group life insurance, including employee benefit plans and credit related insurance. With regard to property and casualty insurance products, it primarily underwrites home and ATM theft insurance. Galicia Retiro provides annuity products, and Galicia Broker Asesores de Seguros S.A. is an insurance broker. In the 2012 fiscal year, Galicia Seguros, together with three other insurance companies, created Nova Re Compañía Argentina de Reaseguros S.A., which aims to increase the reinsurance offers in the Argentinean market. These companies operations are all located in Argentina.

Total insurance production of the aforementioned insurance companies amounted to Ps.939.0 million during 2012, 54% higher than the volume of premiums of the previous year (Ps.608.5 million).

This increase in insurance production was recorded mainly for Galicia Seguros, with Ps.329.6 million more premiums written than in the same period of the previous fiscal year. As regards Galicia Seguros’ business transactions, the focus was placed on continuing to increase the company’s turnover and sales, which in 2012 amounted to Ps.272 million of annualized premiums. This represented a 56% growth as compared to the previous year, thus increasing the insurance policy lapse ratio and extending the types of coverage offered by adding insurance policies in new lines of business, including liability insurance and burial insurance.

Law No. 26,425 that created the Argentine Social Security Integrated System (Sistema Integrado Previsional Argentino) brought an end to pension-linked life annuities, the main product marketed by Galicia Retiro. Consequently, the company’s main objective is to efficiently administrate current business and to analyze whether or not to re-launch new voluntary individual and group retirement products.

Within the current economic framework, measures aimed at complying with the goals established in the Business Plan will continue during 2013.

Other Businesses

Net Investment: this company has performed its activities in the areas of intercompany e-commerce, with the purpose of creating and exchanging synergies with Banco Galicia’s business activities.

During the 2010 fiscal year, Net Investment purchased shares of a company that carries out activities related to online business development. Further, during the 2011 fiscal year, the shareholders of Net Investment decided to amend the corporate purpose in order to be able to invest in additional companies in related, accessory and/or supplementary activities. As of December 31, 2012, the equity investment held by Net Investment was equivalent to 0.19% of such company’s net worth.

For fiscal year 2013, the board of directors of Net Investment is analyzing various business alternatives and opportunities.

Galicia Warrants: this company is a leading company in the deposit certificates and warrants issuance market. It has been conducting transactions since 1994, supporting medium and large companies with respect to stock custody. Galicia Warrants’ main objective is to enable its customers to access credit and financing secured by the property kept under custody. Galicia Warrants’ main customers belong to the agricultural, industrial and agro-industrial sectors, as well as exporters and retailers. The growth experienced by the Argentine economy and the increased activity in the industrial and agro-industrial sectors resulted in higher demand for credit and, therefore, an increase in financing-related activities. As a result of such growth, together with the demand for short- and mid-term financial services, in the fiscal year December 31, 2012, Galicia Warrants recorded Ps.23.9 million in income from services and a net income of to Ps.7.9 million.

Galval: this company mainly generates fee income from brokerage and custodial services. On September 4, 2012, the Board of Directors resolved to approve the sale of 100% of its interest in Galval. Such transaction is still subject to the approval of the Uruguayan Central Bank.

GV Mandataria (in liquidation): this company carries out representations, mandates and commissions of all types, whether involving domestic or international companies.

As a result of the international financial crisis and its impact on GV Mandataria’s business, it has not achieved its economic goals. During the fiscal year ended December 31, 2012, the decision was made to reduce the number of shareholders to only one, Grupo Financiero Galicia.

On November 12, 2012, the company’s extraordinary shareholders’ meeting approved a proposal for the dissolution and liquidation of the company pursuant to Section 94, Subsection 8, of the Corporations’ Law. Consequently, GV Mandataria (in liquidation) is currently in liquidation and taking all the necessary steps for the payment of its liabilities and the sale of its assets.

For a breakdown of the other businesses’ revenues for the last three financial years, see Item 5.A. “Operating Results-Results by Segments-Other Grupo Businesses.”

Competition

Due to our financial holding structure, competition is experienced at the level of our operating subsidiaries. We face strong competition in most of the areas in which our subsidiaries are active. For a breakdown of our total revenues, for each of the past three fiscal years, for the activities discussed below (i.e., banking, regional credit cards, CFA personal loans and insurance), see Item 5.A. “Operating Results-Results by Segments.”

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

Banco Galicia’s estimated deposit market share of private-sector deposits in the Argentine financial system was 9.12% as of December 31, 2012, compared to 8.78% as of December 31, 2011 and 8.35% as of December 31, 2010.

With respect to loans to the private sector, Banco Galicia’s Argentine market share was 9.05% as of December 31, 2012, as compared to 8.63% and 8.99% as of December 31, 2011 and December 31, 2010, respectively.

According to the information published by the Argentine Central Bank, as of December 31, 2012, Banco Galicia was the second largest private-sector bank as measured by its assets, its deposits and its loan portfolio and ranked fourth in terms of net worth.

Banco Galicia believes that it has a strong competitive position in retail banking, both with respect to individuals and small and medium-sized companies. Specifically, Banco Galicia believes it is one of the primary providers of financial services to individuals, the primary private-sector institution serving the small and medium-sized companies sector, and has traditionally maintained a leading position in the agriculture and livestock sector.

Argentine Banking System

As of December 31, 2012, the Argentine financial system consisted of 81 financial institutions, of which 65 were banks and 16 were financial non-bank institutions (including finance companies, credit unions and savings and loans associations). Of the 65 banks, 12 were Argentine national and provincial government-owned or related banks. Of the 53 private-sector banks, 33 were private-sector domestically-owned banks; 20 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks); and 1 was a cooperative bank, also domestically-owned.

As of the same date, the largest private-sector banks, in terms of total deposits, were: Banco Santander Río, Banco Galicia, BBVA Banco Francés, Banco Macro, HSBC Bank, Credicoop and Patagonia. Banco Galicia, Banco Macro and Credicoop are domestically-owned banks and the others are foreign-owned banks. According to information published by the Argentine Central Bank as of December 31, 2012, private-sector banks accounted for 53.3% of total deposits and 59.0% of total net loans in the Argentine financial system. Argentine financial industry regulations do not raise significant entry or exit barriers, nor do they make any differentiation between locally or foreign-owned institutions. The only cooperative bank is active principally in consumer and middle-market banking, with a special emphasis on the lower end of the market. As of December 31, 2012, financial institutions (other than banks) accounted for approximately 0.4% of deposits and 3.2% of net loans in the Argentine financial system.

As of December 31, 2012, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación and Banco de la Provincia de Buenos Aires. Under the provisions the Financial Institutions’ Law, public-sector banks have comparable rights and obligations to private banks, except that public-sector banks are usually chosen as depositaries for public-sector revenues and promote regional development and certain public-sector banks have preferential tax treatment. The bylaws of some public-sector banks provide that the governments that own them (both national and provincial governments) guarantee their commitments. Under current law, Banco de la Provincia de Buenos Aires is not subject to any taxes, levies or assessments that the Argentine government may impose. According to information published by the Argentine Central Bank, as of December 31, 2012, government-owned banks and banks in which the national, provincial and municipal governments had an ownership interest accounted for 46.3% of deposits and 37.8% of loans in the Argentine financial system.

Consolidation has been a dominant theme in the Argentine banking sector since the 1990’s, with the total number of financial institutions declining from 214 in 1991 to 81 at December 31, 2012, with the ten largest banks holding 77.7% of the system’s deposits and 73.4% of the system’s loans as of December 31, 2012.

Foreign banks continue to have significant presence, despite the fact that the number of foreign banks decreased by 20 through December 2012, as compared to the end of 2001, and that foreign banks’ share of total deposits has decreased since the 2001-2002 crisis while the share of domestic private-sector banks has increased.

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

In the consumer loan market, the Regional Credit Card Companies compete with Argentine banks and other financial institutions that target similar economic segments. The main players in this segment include Banco Supervielle, Banco Columbia, Banco Comafi, Banco Credicoop, Banco MasVentas, Banco Municipal de Rosario and CFA. Historically, certain international banks with presence in Argentina have attempted to target consumers in these economic segments and have been, to date and for the most part, unsuccessful.

In order to compete effectively at a national and regional basis, the Regional Credit Card Companies target low to middle income clients by offering personalized services in each region, focusing their commercial efforts mainly on medium and low income segments. While other Argentine credit card issuers and consumer loan providers focus on earning interest on outstanding personal loans and credit card balances, they also focus on and have access to additional sources of revenues including merchant fees and commissions, which allow them to offer competitive pricing and financing terms. Furthermore, unlike other credit card issuers in Argentina, approximately 60% of their clients pay their credit card bill through their branch network. The broad geographical reach of their network of branches, which is the second largest in Argentina, has allowed the Regional Credit Card Companies to establish a local presence in all of the provinces of Argentina.

The Regional Credit Card Companies believe that their diversified and consistent funding sources, significant network of branches, robust information technology infrastructure, relationships with over 190,000 merchants and the brand recognition they enjoy provide them with a competitive edge to consolidate and expand their market share in their target market segment, making it difficult for new players to effectively compete in this market segment on a national scale.

Compañía Financiera Argentina

CFA markets all of its financial products mainly to medium and low income segments. CFA’s main competitors are: Banco Cetelem, Banco Columbia (which acquired the branch network of GE Money), Banco de Servicios y Transacciones (formerly known as Credilogros), Cooperativa la Capital del Plata, Caja de Crédito Cuenca, Banco de Servicios Financieros (Carrefour Group), Banco Supervielle and Banco Sáenz (Frávega Group). It is worth mentioning that CFA is ranked 10th within national personal loans market, over entities such as Citibank, Cordial Cía.Financiera S.A., Banco Supervielle, Banco Credicoop and Banco Hipotecario.

CFA also faces competition with certain entities which render non-regulated services, or small chains, located in less populated cities. Some big chains also offer their own financing, such as Garbarino, Frávega, Megatone and Riveiro, financed through the issuance of financial trusts.

Insurance

Sudamericana’s subsidiaries face significant competition since, as of December 2012, the Argentine insurance industry was comprised of approximately 178 insurance companies, 34 of which were dedicated exclusively to life insurance and 18 to annuities. Subsidiaries of foreign insurance companies and the world’s largest insurance companies with global operations are among these companies. In addition, as of that date, the number of brokers amounted to approximately 23,100 individuals and 470 companies.

During 2012, the insurance industry continued growing. Production amounted to Ps.68.3 billion, 29.7% higher than the level recorded for 2011.

Out of the total insurance production, 80% relates to property insurance, 18% relates to life and personal insurance, and 2% relates to retirement insurance.

Within the 80% corresponding to property insurance, the automotive insurance segment continues to be the most significant segment, representing 44%, followed by the workers’ compensation segment, representing 32%.

Within the life insurance segment, the group life insurance segment is the most significant, representing 66%, followed by individual life insurance, representing 15%, and personal accident insurance, representing 14%.

As of December 2012, Galicia Seguros ranked sixth in terms of net premium of life insurance policies underwritten and first in terms of net premium of home insurance policies underwritten.

Sales and Marketing

Banco Galicia’s, the Regional Credit Card Companies’ and CFA’s distribution capabilities are our principal marketing channels. Our distribution network is one of the largest and most flexible distribution platforms in the country and has nationwide coverage. The network of offices, located in the interior of Argentina, of the Regional Credit Card Companies mainly serves the medium and low income segments of the population, who tend to use fewer banking and financial services. CFA’s network serves the low income segment of the population, mainly in Buenos Aires and its outskirts. Through Banco Galicia, we operate a nationwide distribution network, which is one of the most extensive and diversified distribution networks among private-sector financial institutions in Argentina.

December 2012
Branches (number)
Bank Branches	257
Regional Credit Card Cos. Branches	198
CFA Branches	95
Business Centers and In-House Facilities	31
Eminent’s space with Private-Banking	17

Electronic Banking Terminals (number)
ATMs	807
Self-Service Terminals	869

Electronic Banking Transactions (thousands per month)
ATMs + Self-Service Terminals	15,058
Phone-Banking	357
e-banking	36,641

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

All of Banco Galicia’s individual and corporate customers have access to Banco Galicia’s electronic distribution channels, including the ATM and self-service terminals network, a multifunction call center (the “CCC”), an e-banking website (www.bancogalicia.com) and a mobile banking service platform Galicia Móvil.

Likewise, Banco Galicia currently has over 400,000 customers who find social networks a means to talk to Banco Galicia quickly, effectively and frankly. Banco Galicia consistently focuses on adapting to the varying situations that result from the use of social media, using these opportunities as a chance to improve its relationship with its customers. Through its work on the digital platform, Banco Galicia has established an excellent reputation regarding its online services, providing not only traditional services, but also involving the use of social networks, cellular phones and transactional, informative and communicative services, with the purpose of promoting the Bank’s business and establishing effective channels of communication with its current and potential customers. Banco Galicia is client service oriented and assigns great importance to its service model and seeks to improve it constantly.

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

The Regional Credit Card Companies market their products and services through a network of branches and service centers, the size of which depends on the size of the locations in which they operate. The companies’ culture is strongly client service oriented and assigns great importance to quality of service. Sales officials receive intensive training in personalized sale of the companies’ products and quality of service, given that the bulk of sales is conducted on a one-on-one basis. Quality of service at the branches is permanently monitored by third parties and availability is enhanced through extended business hours. In addition, each of the companies has a web site through which they conduct sales, receive customers’ requests (such as requests for statements, loans or increases in the credit limits assigned and new cards, among others), provide information on and promote products. These sites include a link that allows payments to be made. In addition, each company has a call center, through which sales, post-sales and collection functions are performed. During 2012, Tarjeta Naranja launched the website www.tiendanaranja.com aimed at selling products associated with its primary merchants. Similarly, Tarjetas Cuyanas launched the website, www.preciosbajos.com.

CFA markets its products through a network of 59 branches and 36 points of sales, located throughout Argentina. The company leads the personal loan business among financial institutions in Argentina and offers its products to customers who belong, in general, to the low-to-medium income segments, characterized by limited interaction with traditional banks. As such, CFA offers its product “Cuota SI” in approximately 5,300 merchants, of which 666 are active, while the agreements are offered out of the branches through different channels. Such customers often seek a more simplified and quick processing regime for their loans and other banking products.

To market its products, Sudamericana’s subsidiaries mainly use Banco Galicia’s, the Regional Credit Card Companies’ and CFA’s distribution networks. They also use the sales officers of Galicia Broker Asesores de Seguros S.A. In addition Sudamericana has a telemarketing center of its own.

Property

The following are our main property assets, as of December 31, 2012:

Property	Address	Square Meters (approx.)	Main Uses
Grupo Financiero Galicia
- Owned	-Tte. Gral. Juan D. Perón 456, 2nd floor, Buenos Aires, Argentina	191	Administrative activities
Banco de Galicia y Buenos Aires S.A.
- Owned	-Tte. Gral. Juan D. Perón 407, Buenos Aires, Argentina	17,300	Administrative activities
	-Tte. Gral. Juan D. Perón 430, Buenos Aires, Argentina	42,000	Administrative activities
	-Florida 361, Buenos Aires, Argentina	7,300	Administrative activities
	-Corrientes 6287, Buenos Aires, Argentina	4,800	Land for corporate building
- Rented	-San Martín 178/200, Buenos Aires, Argentina	3,600	Administrative activities
	-Corrientes 411, 3rd and 4th floors, Buenos Aires, Argentina	2,100	Administrative activities
Banco Galicia Uruguay S.A. (in liquidation)
- Rented	-Bernardina Fragoso de Rivera 1438, Montevideo, Uruguay	580	Storage
	- Dr. Luis A. de Herrera 1052 - Tower C , Unit 1309, Montevideo, Uruguay	87	Administrative activities
Tarjeta Naranja S.A.
- Owned	-Sucre 152, 154 and 541, Córdoba, Argentina	6,300	Administrative activities
	-Humberto Primo, Córdoba, Argentina	4,900	Administrative activities
	-Jujuy 542, Córdoba, Argentina	853	Administrative activities
	-Ruta Nacional 36, km. 8, Córdoba, Argentina	49,200	Storage
	-Río Grande, Tierra del Fuego, Argentina	309	Administrative activities
	-San Jerónimo 2348 and 2350, Santa Fe, Argentina	1,475	Administrative activities
- Rented	-Sucre 145/151, La Rioja 359, 364 and 375, Córdoba, Argentina	4,450	Administrative activities and printing centre
Tarjetas Cuyanas S.A.
- Rented	-Belgrano 1415, Mendoza, Argentina	1,740	Administrative activities
	-Belgrano 1462, Mendoza, Argentina	1,156	Administrative activities
	-Belgrano 1478, Mendoza, Argentina	175	Printing centre
Compañía Financiera Argentina
- Rented	-Florida 238, Buenos Aires, Argentina	4,500	Administrative Activities
	-Paseo Colón 746, 3rd floor, Buenos Aires, Argentina	1,700	Administrative Activities
Galicia Warrants S.A.
- Owned	-Tte. Gral. Juan D. Perón 456, 6th floor, Buenos Aires, Argentina	118	Administrative activities
	-Alsina 3396/3510, San Miguel de Tucumán, Tucumán, Argentina	12,800	Storage
- Rented	-Alto Verde, Chicligasta, Tucumán, Argentina	2,000	Storage
	-Santa Marta, Alderete, Tucumán, Argentina	2,100	Storage
Galicia Seguros S.A.
- Owned	-Maipú 241, Buenos Aires, Argentina	3,261	Administrative activities

As of December 31, 2012, our distribution network consisted of:

•	Banco Galicia: 244 branches located in Argentina, 139 of which were owned and 118 of which were rented by Banco Galicia, located in all of Argentina’s 23 provinces.

•	Tarjeta Naranja: 159 sales points located in 21 of the 23 Argentine provinces, 157 of which were rented by the company.

•

Tarjetas Cuyanas: 45 sales points in the provinces of Mendoza, San Juan, San Luis, Santiago del Estero, La Pampa, La Rioja, Catamarca, Neuquén, Rio Negro, Salta, Jujuy and Tucumán, all of which were leased.

•	CFA: 41 branches, 38 mini-branches and 16 payment centers, all of which were leased and with at least one branch located in each of Argentina’s provinces.

Capital Investments and Divestitures

During 2012, our capital expenditures amounted to Ps.868.0 million, distributed as follows:

•	Ps.299.6 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.568.4 million in organizational and IT system development expenses.

During 2011, our capital expenditures amounted to Ps.584.6 million, distributed as follows:

•	Ps.198.6 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.386.0 million in organizational and IT system development expenses.

During 2010, our capital expenditures amounted to Ps.330.5 million, distributed as follows:

•	Ps.118.8 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.211.7 million in organizational and IT system development expenses.

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

In February 2012, Tarjetas Regionales carried out a capital increase that was mainly subscribed for by the minority shareholders of its subsidiaries, Tarjeta Naranja and Tarjeta Cuyanas, and which was predominantly funded by the contribution of such minority shareholders’ holdings in such subsidiaries. The Bank’s direct and indirect interest in Tarjetas Regionales amounted to 77% of the capital stock with the remaining 23% of the capital stock held by the minority shareholders who became shareholders in Tarjetas Regionales. As a result of this transaction, Tarjetas Regionales’ direct and indirect interest in Tarjeta Naranja and Tarjetas Cuyanas now amounts to 100% of the capital stock of such subsidiaries.

In addition, during the 2012 fiscal year, Galicia Seguros invested Ps.11.7 million for the formation of a reassurance company (Nova Re Compañía Argentina de Reaseguro S.A.), controlling 39% of the capital stock and voting rights of such company.

We have budgeted capital expenditures for the fiscal year ending December 31, 2013, for the following purposes and amounts:

	(In millions of Pesos)
Infrastructure of Corporate Buildings, Tower and Branches (construction, furniture, equipment, phones and other fixed assets)	Ps.	540.2
Organizational and IT System Development		689.7

Total	Ps.	1,229.9

These capital expenditures will be made mainly in Argentina.

Management considers that internal funds will be sufficient to finance fiscal year ended December 31, 2013 capital expenditures.

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

The exchange rate used in translating Pesos into Dollars, which is used in calculating the convenience translations included in the following tables is the Reference Exchange Rate published by the Argentine Central Bank, which was Ps.4.9173, Ps.4.3032 and Ps.3.9758 per US$1.00 as of December 31, 2012, December 31, 2011 and December 31, 2010, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or any other rate. See Item 3. “Key Information-Exchange Rate Information”.

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

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2012.

	Fiscal Year Ended December 31, 2012 (*)
	Pesos			Dollars			Total
	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	5,154.1	695.0	13.48	94.0	2.1	2.23	5,248.1	697.1	13.28
Loans
Private Sector	31,552.2	7,846.1	24.87	3,644.7	196.7	5.40	35,196.9	8,042.8	22.85
Public Sector	—	—	—	—	—	—	—	—	—

Total Loans (1)	31,552.2	7,846.1	24.87	3,644.7	196.7	5.40	35,196.9	8,042.8	22.85

Other	2,264.7	383.3	16.92	126.9	3.5	2.76	2,391.6	386.8	16.17

Total Interest-Earning Assets	38,971.0	8,924.4	22.90	3,865.6	202.3	5.23	42,836.6	9,126.7	21.31

Cash and Gold	4,349.5	—	—	2,799.3	—	—	7,148.8	—	—
Equity in Other Companies	850.9	—	—	265.3	—	—	1,116.2	—	—
Other Assets	4,435.8	—	—	527.3	—	—	4,963.1	—	—
Allowances	(1,543.1)	—	—	(105.2)	—	—	(1,648.3)	—	—

Total Assets	47,064.1	—	—	7,352.3	—	—	54,416.4	—	—

Liabilities and Equity
Deposits
Checking Accounts	0.2	—	—	1.3	—	—	1.5	—	—
Savings Accounts	5,395.2	10.5	0.19	1,274.0	—	—	6,669.2	10.5	0.16
Time Deposits	15,124.7	2,222.0	14.69	1,585.8	14.4	0.91	16,710.5	2,236.4	13.38

Total Interest-Bearing Deposits	20,520.1	2,232.5	10.88	2,861.1	14.4	0.50	23,381.2	2,246.9	9.61

Other Financial Entities	925.0	192.5	20.81	968.2	31.8	3.28	1,893.2	224.3	11.85
Debt Securities	1,032.0	186.1	18.03	3,718.7	360.8	9.70	4,750.7	546.9	11.51
Other	228.0	19.6	8.60	668.9	32.4	4.84	896.9	52.0	5.80

Total Interest-Bearing Liabilities	22,705.1	2,630.7	11.59	8,216.9	439.4	5.35	30,922.0	3,070.1	9.93

Demand Deposits	8,922.0	—	—	615.4	—	—	9,537.4	—	—
Other Liabilities	7,971.9	—	—	1,255.9	—	—	9,227.8	—	—
Minority Interests	568.8	—	—	—	—	—	568.8	—	—
Shareholders’ Equity	4,160.4	—	—	—	—	—	4,160.4	—	—

Total Liabilities and Equity	44,328.2	—	—	10,088.2	—	—	54,416.4	—	—

Spread and Net Yield
Interest Rate Spread			11.31			(0.12)			11.38
Cost of Funds Supporting Interest-Earning Assets			6.75			11.37			7.17
Net Yield on Interest-Earning Assets			16.15			(6.13)			14.14

(*)	Rates include the CER adjustment.
(1)	Non accruing loans have been included in average loans.

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2011.

	Fiscal Year Ended December 31, 2011 (*)
	Pesos			Dollars			Total
	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	3,781.5	652.8	17.26	4.4	0.2	4.55	3,785.9	653.0	17.25
Loans
Private Sector	22,218.5	5,071.4	22.83	4,000.2	149.3	3.73	26,218.7	5,220.7	19.91
Public Sector	—	—	—	—	—	—	—	—	—

Total Loans (1)	22,218.5	5,071.4	22.83	4,000.2	149.3	3.73	26,218.7	5,220.7	19.91

Other	1,677.8	207.5	12.37	258.9	5.0	1.93	1,936.7	212.5	10.97

Total Interest-Earning Assets	27,677.8	5,931.7	21.43	4,263.5	154.5	3.62	31,941.3	6,086.2	19.05

Cash and Gold	3,184.7	—	—	2,952.6	—	—	6,137.3	—	—
Equity in Other Companies	678.0	—	—	248.3	—	—	926.3	—	—
Other Assets	3,572.3	—	—	277.3	—	—	3,849.6	—	—
Allowances	(1,140.3)	—	—	(78.5)	—	—	(1,218.8)	—	—

Total Assets	33,972.5	—	—	7,663.2	—	—	41,635.7	—	—

Liabilities and Equity
Deposits
Checking Accounts	0.6	—	—	2.7	—	—	3.3	—	—
Savings Accounts	3,928.3	10.6	0.27	1,897.4	—	—	5,825.7	10.6	0.18
Time Deposits	10,153.5	1,285.9	12.66	1,816.7	11.3	0.62	11,970.2	1,297.2	10.84

Total Interest-Bearing Deposits	14,082.4	1,296.5	9.21	3,716.8	11.3	0.30	17,799.2	1,307.8	7.35

Other Financial Entities	696.5	134.8	19.35	636.4	11.1	1.74	1,332.9	145.9	10.95
Debt Securities	379.9	66.6	17.53	3,010.9	286.6	9.52	3,390.8	353.2	10.42
Other	114.4	9.2	8.04	691.6	31.9	4.61	806.0	41.1	5.10

Total Interest-Bearing Liabilities	15,273.2	1,507.1	9.87	8,055.7	340.9	4.23	23,328.9	1,848.0	7.92

Demand Deposits	6,878.8	—	—	750.2	—	—	7,629.0	—	—
Other Liabilities	6,048.5	—	—	1,251.8	—	—	7,300.3	—	—
Minority Interests	416.7	—	—	—	—	—	416.7	—	—
Shareholders’ Equity	2,960.8	—	—	—	—	—	2,960.8	—	—

Total Liabilities and Equity	31,578.0	—	—	10,057.7	—	—	41,635.7	—	—

Spread and Net Yield
Interest Rate Spread			11.56			(0.61)			11.13
Cost of Funds Supporting Interest-Earning Assets			5.45			8.00			5.79
Net Yield on Interest-Earning Assets			15.99			(4.37)			13.27

(*)	Rates include the CER adjustment.
(1)	Non accruing loans have been included in average loans.

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2010.

	Fiscal Year Ended December 31, 2010 (*)
	Pesos			Dollars			Total
	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	2,770.6	567.6	20.49	573.5	(181.0)	(31.56)	3,344.1	386.6	11.56
Loans
Private Sector	14,191.4	3,002.5	21.16	2,609.0	116.1	4.45	16,800.4	3,118.6	18.56
Public Sector	0.4	—	0.20	—	—	—	0.4	—	0.20

Total Loans(1)	14,191.8	3,002.5	21.16	2,609.0	116.1	4.45	16,800.8	3,118.6	18.56

Other	1,571.8	85.3	5.43	266.6	3.9	1.46	1,838.4	89.2	4.85

Total Interest-Earning Assets	18,534.2	3,655.4	19.72	3,449.1	(61.0)	(1.77)	21,983.3	3,594.4	16.35

Cash and Gold	2,084.8	—	—	2,233.0	—	—	4,317.8	—	—
Equity in Other Companies	702.5	—	—	147.7	—	—	850.2	—	—
Other Assets	2,735.0	—	—	183.6	—	—	2,918.6	—	—
Allowances	(901.1)	—	—	(50.4)	—	—	(951.5)	—	—

Total Assets	23,155.4	—	—	5,963.0	—	—	29,118.4	—	—

Liabilities and Equity
Deposits
Checking Accounts	328.1	5.5	1.67	180.0	—	—	508.1	5.5	1.08
Savings Accounts	2,717.5	7.7	0.28	1,298.7	—	—	4,016.2	7.7	0.19
Time Deposits	7,083.8	741.8	10.47	1,470.5	11.7	0.79	8,554.3	753.5	8.81

Total Interest-Bearing Deposits	10,129.4	755.0	7.45	2,949.2	11.7	0.40	13,078.6	766.7	5.86

Other Financial Entities	335.2	61.3	18.29	281.2	7.1	2.53	616.4	68.4	11.10
Debt Securities	256.7	32.3	12.58	2,019.4	196.2	9.72	2,276.1	228.5	10.04
Other	147.5	10.7	7.25	543.9	18.9	3.47	691.4	29.6	4.28

Total Interest-Bearing Liabilities	10,868.8	859.3	7.91	5,793.7	233.9	4.04	16,662.5	1,093.2	6.56

Demand Deposits	4,746.0	—	—	390.7	—	—	5,136.7	—	—
Other Liabilities	3,995.8	—	—	786.5	—	—	4,782.3	—	—
Minority Interests	341.9	—	—	—	—	—	341.9	—	—
Shareholders’ Equity	2,195.0	—	—	—	—	—	2,195.0	—	—

Total Liabilities and Equity	22,147.5	—	—	6,970.9	—	—	29,118.4	—	—

Spread and Net Yield
Interest Rate Spread			11.81			(5.81)			9.79
Cost of Funds Supporting Interest-Earning Assets			4.64			6.78			4.97
Net Yield on Interest-Earning Assets			15.09			(8.55)			11.38

(*)	Rates include the CER adjustment.
(1)	Non accruing loans have been included in average loans.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates, by currency of the underlying asset or liability, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average yield/rate for (i) the fiscal year ended December 31, 2012 compared with the fiscal year ended December 31, 2011; and (ii) the fiscal year ended December 31, 2011, compared with the fiscal year ended December 31, 2010. Differences related to both rate and volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year 2012/ Fiscal Year 2011, Increase (Decrease) due to changes in			Fiscal Year 2011/ Fiscal Year 2010, Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of Pesos)
Interest Earning Assets
Government Securities
Pesos	106.4	(64.2)	42.2	149.8	(64.6)	85.2
Dollars	1.9	—	1.9	83.4	97.8	181.2

Total	108.3	(64.2)	44.1	233.2	33.2	266.4
Loans(1)
Private Sector
Banco Galicia and Regional Credit Card Companies
Pesos	2,287.6	487.1	2,774.7	1,815.8	253.1	2,068.9
Dollars	(11.8)	59.2	47.4	47.6	(14.4)	33.2

Total	2,275.8	546.3	2,822.1	1,863.4	238.7	2,102.1
Public Sector
Pesos	—	—	—	—	—	—
Dollars	—	—	—	—	—	—

Total	—	—	—	—	—	—
Other
Pesos	85.7	90.1	175.8	6.1	116.1	122.2
Dollars	(9.1)	7.6	(1.5)	(0.1)	1.2	1.1

Total	76.6	97.7	174.3	6.0	117.3	123.3
Total Interest-Earning Assets
Pesos	2,479.7	513.0	2,992.7	1,971.7	304.6	2,276.3
Dollars	(19.0)	66.8	47.8	130.9	84.6	215.5

Total	2,460.7	579.8	3,040.5	2,102.6	389.2	2,491.8

Interest Bearing Liabilities
Demand Account
Pesos	—	—	—	(2.7)	(2.8)	(5.5)
Dollars	—	—	—	—	—	—

Total	—	—	—	(2.7)	(2.8)	(5.5)
Savings Account
Pesos	3.3	(3.4)	(0.1)	3.3	(0.4)	2.9
Dollars	—	—	—	—	—	—

Total	3.3	(3.4)	(0.1)	3.3	(0.4)	2.9
Time Deposits
Pesos	705.5	230.6	936.1	366.9	177.2	544.1
Dollars	(1.2)	4.3	3.1	2.4	(2.8)	(0.4)

Total	704.3	234.9	939.2	369.3	174.4	543.7
With Other Financial Entities
Pesos	46.9	10.8	57.7	69.7	3.8	73.5
Dollars	7.6	13.1	20.7	5.3	(1.3)	4.0

Total	54.5	23.9	78.4	75.0	2.5	77.5
Notes
Pesos	117.5	2.0	119.5	18.9	15.4	34.3
Dollars	68.6	5.6	74.2	94.2	(3.8)	90.4

Total	186.1	7.6	193.7	113.1	11.6	124.7
Other liabilities
Pesos	9.7	0.7	10.4	(2.9)	1.4	(1.5)
Dollars	(0.9)	1.4	0.5	5.9	7.1	13.0

Total	8.8	2.1	10.9	3.0	8.5	11.5
Total Interest Bearing Liabilities
Pesos	882.9	240.7	1,123.6	453.2	194.6	647.8
Dollars	74.1	24.4	98.5	107.8	(0.8)	107.0

Total	957.0	265.1	1,222.1	561.0	193.8	754.8

(1)	Non accruing loans have been included in average loans.

The increase of Ps.3,040.5 million in interest income for the fiscal year ended December 31, 2012, as compared to the previous year, is mainly explained by the Ps.2,460.7 million benefit from the increase in the volume of interest-earning assets, together with the Ps.579.8 million increase in interest rates.

In particular, the Ps.2,992.7 million benefit from Peso-denominated assets was mainly due to an increase in volume, mainly as a result of the increase in loans to the private sector due to the strong demand. Likewise, the increase in interest rates in Pesos was mainly due to the 249 basis points (“b.p.”) increase in the average interest rate for loans to the private sector, from 19.91% to 22.85%.

The Ps.47.8 million net change in Dollar-denominated assets reflects an increase of Ps.66.8 million due to an increase in the interest rate for interest earning assets. This increase was partially offset by a decrease of Ps.19.0 million in the volume of interest earning assets held.

In terms of interest expenses, the Ps.1,222.1 million increase for the fiscal year ended December 31, 2012, as compared to the previous year, is mainly due to the increase in the volume of time deposits, together with the increase in the average interest rate, in line with the dynamics of the financial market.

Interest-Earning Assets-Net Yield on Interest-Earning Assets

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest earned, and illustrates the net yields and spreads obtained, for each of the periods indicated.

	Fiscal Year Ended December 31,
	2012	2011	2010
	(in millions of Pesos, except percentages)
Total Average Interest-Earning Assets
Pesos	38,971.0	27,677.8	18,534.2
Dollars	3,865.6	4,263.5	3,449.1

Total	42,836.6	31,941.3	21,983.3

Net Interest Earned (1)
Pesos	6,293.7	4,424.6	2,796.1
Dollars	(237.1)	(186.4)	(294.9)

Total	6,056.6	4,238.2	2,501.2

Net Yield on Interest-Earning Assets (2) (%)
Pesos	16.15	15.99	15.09
Dollars	(6.13)	(4.37)	(8.55)

Weighted-Average Yield	14.14	13.27	11.38

Interest Spread, Nominal Basis (3) (%)
Pesos	11.31	11.56	11.81
Dollars	(0.12)	(0.61)	(5.81)

Weighted-Average Yield	11.38	11.13	9.79

Credit Related Fees Included in Net Interest Earned
Pesos	191.5	146.2	109.5
Dollars	0.4	—	—

Total	191.9	146.2	109.5

(1)	Net interest earned corresponds to the net financial income (“Financial Income” minus “Financial Expenses”, as set forth in the Income Statement), plus (i) financial fees included in “Income from Services—In Relation to Lending Transactions” in the Income Statement,(ii) contributions to the Deposits Insurance Fund included in the item with the same denomination that is part of the “Financial Expenses” caption in the Income Statement, and (iii) contributions and taxes on financial income included in the Income Statement under “Financial Expenses—Others”; minus (i) net income from corporate securities, included under “Financial Income/Expenses—Interest Income and Gains/Losses from Holdings of Government and Corporate Securities”, in the Income Statement,(ii) differences in quotation of gold and foreign currency included in the item with the same denomination that is part of the Financial Expenses/Income caption in the Income Statement, and (iii) the premiums and adjustments on forward transactions in foreign currency, included in the item “Financial Income-Others” in the Income Statement. Net interest earned also includes income from government securities used as security margins in repurchase agreement transactions. This income/loss is included in “Miscellaneous Income/Loss—Others” in the Income Statement. Net income from government securities includes both interest and gains/losses due to the variation of market quotations.
(2)	Net interest earned, divided by average interest-earning assets.
(3)	Interest spread, nominal basis is the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities.

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

	Fiscal Year Ended December 31,
	2012	2011	2010
	(in millions of Pesos)
Government Securities
Pesos
Recorded at Cost plus Yield	595.7	162.4	133.7
Bonar Bonds	558.1	—	—
Others	37.6	162.4	133.7
Recorded at Fair Value	98.8	93.1	38.4
Bonar Bonds	89.1	61.1	13.3
Others	9.7	32.0	25.1
Issued by Argentine Central Bank	2,685.3	4,917.9	2,065.7
Lebac Unquoted	1,165.5	713.5	257.5
Lebac Quoted	1,309.2	10.3	359.1
Nobac Unquoted	46.6	637.4	1,265.0
Nobac Quoted	125.5	2,146.0	3.9
Nobac Repurchase Agreement Transactions	—	66.5	—
Lebac Repurchase Agreement Transactions	38.5	1,344.2	180.2
Without Quotation	—	—	—
Bonar Bonds	—	—	—
Discount Bonds in Pesos	—	—	—

Total Government Securities in Pesos	3,379.8	5,173.4	2,237.8

Dollars
Recorded at Cost plus Yield	228.5	—	—
Government Bonds	228.5	—	—
Recorded at Fair Value	19.8	54.3	29.9
Others	19.8	54.3	29.9

Total Government Securities in Dollars	248.3	54.3	29.9

Total Government Securities	3,628.1	5,227.7	2,267.7

Corporate Securities	0.2	3.1	10.3
Corporate Equity Securities (Quoted) in Pesos	0.2	3.1	10.3
Corporate Equity Securities (Quoted) in Dollars	—	—	—

Allowances	(1.2)	—	—

Total Government and Corporate Securities	3,627.1	5,230.8	2,278.0

The decrease in our holdings of Argentine government securities in 2012 can be mainly attributed to the decrease in Lebac and Nobac (Argentine Central Bank bills and notes). The portfolio in Pesos corresponding to securities recorded at cost plus yield reflects Banco Galicia’s holdings of bonds issued by the Argentine government due in 2015 (“Bonar 2015 Bonds”) for Ps.558.1 million.

In the 2011 fiscal year, the increase of our holdings of Argentine government securities can also be mainly attributed to the increase in Lebac and Nobac. The portfolio in Pesos corresponding to securities recorded at cost plus yield reflects Banco Galicia’s holdings of Bonar 2015 Bonds for Ps.162.4 million.

All government securities, except for the Lebac and Nobac, which are issued by the Argentine Central Bank, were issued by the Argentine government.

Government Securities - Net Position

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

	As of December 31, 2012
				Spot	Spot
		Forward	Forward	purchases	sales	Net
	Holdings	Purchases (1)	Sales (2)	to be settled	to be settled	Position
	(in millions of Pesos)
Government Securities
Holdings Recorded at Cost plus Yield
Pesos	595.6	—	—	—	—	595.6
Dollars	228.5	—	—	—	(1.2)	227.3
Holdings Recorded at Fair Value
Pesos	98.9	—	(192.4)	—	—	(93.5)
Dollars	18.5	—	—	—	(3.7)	14.8
Securities issued by the Argentine Central Bank
Pesos	2,685.4	727.5	(91.4)	—	(69.9)	3,251.6
Total Government Securities	3,626.9	727.5	(283.8)	—	(74.8)	3,995.8

Corporate Equity Securities (Quoted)	0.2	—	—	—	(1.1)	(0.9)

Total Government and Corporate Securities	3,627.1	727.5	(283.8)	—	(75.9)	3,994.9

1.	Forward purchases include securities granted as collateral.
2.	Forward sales include government securities deposits.

The net position of government securities as of December 31, 2012 amounted to Ps.3,994.9 million.

The net position of government securities at cost plus yield issued in pesos corresponds to Bonar 2015 Bonds, for Ps.595.6 million. The net position of government securities at cost plus yield issued in dollars amount to Ps.227.3 million and can primarily be attributed to debt issued by the provinces of Neuquén, Buenos Aires and Córdoba.

The negative net position corresponding to government securities at fair value in pesos, in the amount of Ps.93.5 million, occurred as a result of the receipt of deposits of the Bonar 2015 Bonds.

Regarding securities issued by the Argentine Central Bank, the net position corresponds to our holding of Lebac and Nobac in the amount of Ps.3,251.6 million.

Remaining Maturity and Weighted-Average Yield

The following table analyzes the remaining maturity and weighted-average yield of our holdings of government and corporate securities as of December 31, 2012. Our government securities portfolio yields do not contain any tax equivalency adjustments.

Maturity Yield
	Total Book Value	Maturing within 1 year		Maturing after 1 year but within 5 years		Maturing after 5 years but within 10 years		Maturing after 10 years
		Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)
	(in millions of Pesos, except percentages)
Government Securities
Recorded at Fair Value
Pesos	136.5	52.6	18.5%	80.8	17.4%	—	—	3.0	12.8%
Dollars	247.2	155.4	4.4%	91.8	9.4%	—	—	—	—
Recorded at Cost plus Yield
Pesos	558.0	185.9	17.5%	372.1	17.5%	—	—	—	—
Instruments Issued by the Argentine Central Bank
Pesos	2,685.3	2,653.4	14.1%	31.9	14.1%	—	—	—	—
Securities Without Quotation
Pesos	—	—	—	—	—	—	—	—	—
Dollars	—	—	—	—	—	—	—	—	—

Total Government Securities	3,627.0	3,047.3	13.8%	576.6	16.0%	—	—	3.0	12.8%

Corporate Debt Securities	0.2	0.2	—	—	—	—	—	—	—

Total Portfolio	3,627.1	3,047.5	13.8%	576.6	16.0%	—	—	3.0	12.8%

(1)	Effective yield based on December 31, 2012 quoted market values.

As of December 31, 2012, we had the following investments in securities of issuers that exceeded 10% of our shareholders’ equity.

December 31, 2012
In millions of Pesos	Issuer	Book Value	Market Value
Securities issued by the Argentine Central Bank	Argentine Central Bank	2,685.3	2,684.4
Government Securities Bonar	National Government	558.0	601.0

Total		3,243.3	3,285.4

Loan Portfolio

Our total loans reflect Banco Galicia’s, the Regional Credit Card Companies’ and CFA’s loan portfolios including past due principal amounts. Personal loans and credit-card loans are typically loans to individuals granted by Banco Galicia, the Regional Credit Card Companies or CFA. The Regional Credit Card Companies’ loans are included under “Credit card loans”, while most of CFA’s loans are included under “Personal loans”. Also, certain amounts related to advances, promissory notes, mortgage loans and pledge loans are extended to individuals. However, advances and promissory notes mostly represent loans to companies. The following table analyzes our loan portfolio, i.e., Banco Galicia’s loan portfolio consolidated with the Regional Credit Card Companies’ and CFA’s loan portfolio, by type of loan and total loans with guarantees.

	As of December 31,
	2012	2011	2010	2009	2008
	(in millions of Pesos)
Principal and Interest
Non-Financial Public Sector	0.1	1.0	3.2	5.0	1,319.6
Local Financial Sector	356.6	326.2	80.6	25.4	148.1
Non-Financial Private Sector and Residents Abroad (1)
Advances	3,097.8	2,302.1	979.2	630.1	594.4
Promissory Notes	10,459.7	6,412.3	4,534.3	3,205.4	2,116.3
Mortgage Loans	1,158.8	959.5	950.2	964.3	1,026.8
Pledge Loans	310.7	202.3	119.2	64.8	81.0
Personal Loans	7,283.1	5,785.7	4,093.6	1,724.4	1,217.6
Credit Card Loans	19,279.0	13,392.2	9,120.1	5,691.3	4,378.4
Placements in Banks Abroad	277.5	66.0	215.3	440.7	334.5
Other Loans	1,619.4	2,462.5	2,081.2	1,387.9	883.3
Accrued Interest, Adjustment and Quotation Differences Receivable	660.5	420.8	277.1	178.8	185.8
Documented Interest	(200.7)	(165.6)	(81.8)	(54.2)	(38.5)

Total Non-Financial Private-Sector and Residents Abroad	43,945.8	31,837.8	22,288.4	14,233.5	10,779.6

Total Gross Loans	44,302.5	32,165.0	22,372.2	14,263.9	12,247.3

Allowance for Loan Losses	(1,731.9)	(1,284.0)	(1,038.5)	(806.4)	(526.8)

Total Loans	42,570.6	30,881.0	21,333.7	13,457.5	11,720.5

Loans with Guarantees
With Preferred Guarantees (2)	1,698.9	1,441.3	1,257.1	1,142.2	1,332.8
Other Guarantees	6,829.5	4,866.0	3,694.5	2,453.9	2,971.1

Total Loans with Guarantees	8,528.4	6,307.3	4,951.6	3,596.1	4,303.9

(1)	Categories of loans include:

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

As of December 31, 2012, Banco Galicia’s loan portfolio before allowances for loan losses increased by 37.7% as compared to the fiscal year ended December 31, 2011, as a result of increases in loans to both companies and individuals by 39.8% and 35.8%, respectively.

For the fiscal year ended December 31, 2011, Banco Galicia’s loan portfolio before allowances for loan losses amounted to Ps.32,165.0 million, a 43.8% increase as compared to the fiscal year ended December 31, 2010, as a result of a significant increase in loans to the private sector.

Loans by Type of Borrower

The following table shows the breakdown of our total loan portfolio, by type of borrower at December 31, 2012, 2011 and 2010. The middle-market companies’ category includes Banco Galicia’s loans to small and medium-sized companies and the agricultural and livestock sectors while the individuals’ category includes loans granted by Banco Galicia, the Regional Credit Card Companies and CFA. Loans to individuals comprise both consumer loans and commercial loans extended to individuals with a commercial activity.

	As of December 31,
	2012		2011		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of Pesos, except percentages)
Commercial Loans	19,041.3	42.98	13,623.7	42.36	9,410.1	42.06
Corporate	6,256.6	14.12	4,454.5	13.85	2,768.1	12.37
Middle-Market Companies	12,784.7	28.86	9,169.2	28.51	6,642.0	29.69
- Agribusiness	5,474.2	12.36	3,615.9	11.24	2,458.2	10.99
- Small and medium-sized companies	7,310.5	16.50	5,553.3	17.27	4,183.8	18.70
Individuals	24,609.5	55.55	18,115.2	56.32	12,640.9	56.51
- Bank	12,915.6	29.15	9,562.2	29.73	6,807.0	30.43
- Regional Credit Card Companies	9,260.6	20.90	6,740.0	20.95	4,455.9	19.92
- CFA	2,433.3	5.50	1,813.0	5.64	1,378.0	6.16
Financial Sector (1)	651.6	1.47	425.1	1.32	318.0	1.42
Non-Financial Public Sector	0.1	—	1.0	—	3.2	0.01

Total (2)	44,302.5	100.00	32,165.0	100.00	22,372.2	100.00

(1)	Includes local and international financial sector. Financial Sector loans are primarily composed of interbank loans (call money loans), overnight deposits at international money center banks and loans to provincial banks.
(2)	Before the allowance for loan losses.

Loans by Economic Activity

The following table sets forth as of the dates indicated an analysis of our loan portfolio according to the borrower’s main economic activity. Figures include principal and interest.

	As of December 31,
	2012		2011		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of Pesos, except percentages)
Financial Sector (1)	651.6	1.47	425.1	1.32	318.0	1.42
Services
Non-Financial Public Sector	0.1	—	1.0	—	3.2	0.01
Communications, Transportation Health and Others	2,063.8	4.66	1,571.2	4.88	1,315.3	5.88
Electricity, Gas, Water Supply and Sewage Services	243.9	0.55	268.9	0.84	111.2	0.50
Other Financial Services	165.3	0.37	126.1	0.39	54.0	0.24

Total	2,473.1	5.58	1,967.2	6.11	1,483.7	6.63

Primary Products
Agriculture and Livestock	4,844.8	10.94	3,318.9	10.32	2,268.0	10.14
Fishing, Forestry and Mining	133.8	0.30	537.7	1.67	199.3	0.89

Total	4,978.6	11.24	3,856.6	11.99	2,467.3	11.03

Consumer	24,167.5	54.55	17,617.0	54.77	12,232.7	54.68

Retail Trade	1,749.2	3.95	1,125.7	3.50	906.2	4.05

Wholesale Trade	2,476.4	5.59	1,918.3	5.96	1,532.8	6.85

Construction	593.8	1.34	510.0	1.59	318.1	1.42

Manufacturing
Foodstuffs	2,614.5	5.90	1,962.2	6.10	1,098.4	4.91
Transportation Materials	1,041.1	2.35	76.5	0.24	70.9	0.32
Chemicals and Oil	1,139.7	2.57	642.6	2.00	454.3	2.03
Manufacturing Industries	2,416.3	5.46	2,062.0	6.41	1,388.7	6.21

Total	7,211.6	16.28	4,743.3	14.75	3,012.3	13.47

Other Loans	0.7	—	1.8	0.01	101.1	0.45

Total (2)	44,302.5	100.00	32,165.0	100.00	22,372.2	100.00

(1)	Includes local and international financial sectors.
(2)	Before the allowance for loan losses.

Consumer loans account for the majority of the loan portfolio, which as of the fiscal year-end represented 54.55% of the total loan portfolio; similar to the 54.77% of the previous fiscal year and 54.68% for fiscal year 2010.

As for business activities, the most significant categories during the fiscal year ended December 31, 2012 were loans to the manufacturing industry, the primary production sector and trade (wholesale and retail), with a total portfolio share of 16.28%, 11.24% and 9.54%, respectively.

The most significant growth occurred in the retail trade sector, with a 55.4% increase as compared to the previous fiscal year and in the manufacturing industry, which increased 52.0% as compared to the previous fiscal year.

Maturity Composition of the Loan Portfolio

The following table sets forth an analysis by type of loan and time remaining to maturity of our loan portfolio as of December 31, 2012.

	Within 1 Month	After 1 Month but within 6 Months	After 6 Months but within 12 Months	After 1 Year but within 3 Years	After 3 Years but within 5 Years	After 5 Years	Total at December 31, 2012
	(in millions of Pesos)
Non-Financial Public Sector (1)	0.1	—	—	—	—	—	0.1
Financial Sector (1)	107.6	99.1	149.9	—	—	—	356.6
Private Sector and Residents Abroad	22,266.8	10,675.8	4,315.7	5,575.1	953.8	158.7	43,945.9
- Advances	1,959.5	930.8	206.8	0.7	—	—	3,097.8
- Promissory Notes	3,261.8	4,292.5	1,165.6	1,630.0	90.1	19.7	10,459.7
- Mortgage Loans	43.5	111.4	125.6	495.2	245.2	137.9	1,158.8
- Pledge Loans	13.3	57.4	50.8	178.1	11.1	—	310.7
- Personal Loans	451.7	1,666.1	1,574.7	2,991.4	599.1	0.1	7,283.1
- Credit-Card Loans	14,356.3	3,558.4	1,158.2	206.1	—	—	19,279.0
- Other Loans	1,721.7	59.2	34.0	73.6	8.3	1.0	1,897.8
- Accrued Interest and Quotation Differences Receivable (1)	660.5	—	—	—	—	—	660.5
- (Documented Interest)	(200.7)	—	—	—	—	—	(200.7)
- (Unallocated Collections)	(0.8)	—	—	—	—	—	(0.8)
Allowance for Loan Losses (2)	(1,732.0)	—	—	—	—	—	(1,732.0)

Total Loans, Net	20,642.5	10,774.9	4,465.6	5,575.1	953.8	158.7	42,570.6

(1)	Interest and the CER adjustment were assigned to the first month.
(2)	Allowances were assigned to the first month as were past due loans and loans in judicial proceedings.

Interest Rate Sensitivity of Outstanding Loans

The following table presents the interest rate sensitivity of our outstanding loans due after one year by denomination as of December 31, 2012.

	In millions of Pesos	As a % of Total Loans
Variable Rate (1)(2)
Pesos	1,760.7	26.33%
Dollars	164.3	2.46%

Total	1,925.0	28.79%

Fixed Rate (2)(3)
Pesos	4,635.2	69.31%
Dollars	127.4	1.90%

Total	4,762.6	71.21%

(1)	Includes overdraft loans.
(2)	Includes past due loans and excludes interest receivable, differences in quotations and the CER adjustment.
(3)	Includes short-term and long-term loans whose rates are determined at the beginning of the loans’ life.

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

Banco Galicia

The Risk Management Division manages the Bank’s risks in a comprehensive manner and follows international best practices. The Risk Management Division handles credit, insurance, financial and operational risks. It is independent from other divisions as it reports directly to the Bank’s General Division. This structure reflects the high level of commitment from each of the Bank’s governance bodies to risk management. It also strengthens the independence of management while still keeping management involved in business decisions and focused on managing the risk profile of the Bank by providing them with state-of-the-art tools and systems for identifying, measuring, monitoring and mitigating the risks faced by the Bank.

The mission of the Risk Management Division is comprised of the following activities: (i) actively and comprehensively managing and monitoring the risks assumed by Banco Galicia and its subsidiaries to ensure compliance with the internal policies and regulations in force; (ii) keeping the board of directors of Banco Galicia informed with respect to the risks Banco Galicia faces and proposing how to deal with such risks; (iii) strengthening risk management and fully understanding the risks undertaken by providing a global view of the business; (iv) designing policies and procedures to mitigate and control risks; (v) quantifying the capital required by each business and recommending to the General Division the appropriate allocation and profitability of each risk undertaken; and (vi) facilitating communication regarding dispensations from risk internal policies to Banco Galicia’s General Division, as appropriate, together with a compliance plan.

The Risk Management Division’s responsibilities include: (i) ensuring contingency plans are in place for risks posing a threat to business continuity; (ii) recommending the most suitable methodologies for Banco Galicia to measure identified risks; (iii) guaranteeing that the launching of any new product includes a previous assessment of potential risks involved; and (iv) providing technical support and assisting management with global risk management.

The Prevention and Control of Money Laundering and Funding of Terrorist Activities Division monitors Banco Galicia’s compliance with the regulations set forth by the Argentine Central Bank and with Law No. 25,246, as amended and supplemented, with respect to the concealment and laundering of assets from illegal activities. The Financial Information Unit (the “UIF”), under the supervision of the Ministry of Justice, is in charge of the analysis, treatment and transmission of any information in connection with this risk.

Banco Galicia has policies, procedures and control structures in place related to the features of the various products offered, which assist in monitoring transactions in order to identify unusual or suspicious transactions and reporting such transactions to the UIF. The Anti-Money Laundering Unit is in charge of managing such risk, through the implementation of control and prevention procedures, as well as through communication thereof to the rest of the organization via employee training and incorporation of such risk into handbooks.

Banco Galicia has appointed a director to be responsible for the management of such risk, and has created a committee in charge of planning, coordinating and enforcing compliance with the policies set by the board of directors of Banco Galicia. Such regulations are based on Banco Galicia’s “know your customer” policy, which is implemented and enforced worldwide. The internal and external auditors regularly review management of such risk.

The Credit Division’s mission is to assure the quality of the Bank’s loan portfolio by monitoring the origination of businesses and the optimization of loan recovery in accordance with best practices standards.

This division performs the following functions: credit granting, preventative management, tracking down and classification of customers and recovery of past-due loans.

In order to obtain timely information and to provide a flexible and efficient structure that assists in responding and adjusting to the then current macro and microeconomic variables, the above-mentioned functions, both for companies and for individuals, are under the direction of divisions and departments that report directly to the Credit Division.

The Credit Division has specific departments for complex businesses which include banks, capital market and agri-business, and specific departments for the review and analysis of sectors based on their type of activity and environmental risk.

The analysis and granting in relation to the retail portfolio is made on a centralized basis by the Individuals Credit Approval Division.

Applications for these products, such as credit cards, checking account overdrafts and secured or unsecured personal loans, are automatically assessed through computerized credit scoring systems that take into account different criteria to determine the customer’s credit background and repayment capacity, as well as through granting guidelines based on the customer’s credit history within the financial system (which is verified against the information provided by a company that furnishes credit information) or with Banco Galicia (credit screening).

Credit approval for the corporate loan portfolio is carried out through two specialized teams: The Corporate Credit Approval Division, responsible for credit granting and the Credit Analysis Division, responsible for the analysis of large amount transactions.

Before approving a loan, Banco Galicia performs an assessment of the potential borrower and his/her financial condition. Approvals of loans exceeding a certain threshold amount are analyzed based on the credit line and the customer. For loans below such amount, Banco Galicia uses automated risk assessment systems that provide financial and non-financial information on the borrower and that provide projections based on the financial statements of the borrower and generate automatic warnings about situations that may indicate an increase in the risk.

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

Loans are generally approved by the Corporate Approval Division, pursuant to set authorization levels. However, loans exceeding a certain amount and loans granted to (domestic or foreign) financial institutions and to related customers are approved by the Credit Committee.

The Information and Management Division provides information for the decision-making process in compliance with both internal credit policies and regulations passed by regulating authorities, and carries out an ongoing review of processes by establishing efficiency ratios and proposing alternatives for improvement.

The Policy and Strategy Department is responsible for reviewing and proposing changes to Banco Galicia’s internal policies, with respect to both credit granting and recovery of past-due loans. This department consistently interfaces with the Risk Management Division.

The Preventive Management and Analysis Division is in charge of the reorganization of Banco Galicia’s portfolio through the analysis of strategic patterns of behavior, as well as sector, environmental, economic and financial analyses to assist in identifying credit customers that may potentially default in their payments.

The Customer Credit Recovery Division is responsible for reducing the deterioration of the loan portfolio under management and pursuing customers’ reinsertion in the commercial line; whereas the Portfolio Recovery Division covers the court and out-of-court proceedings with respect to customers within the individuals and companies portfolio.

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

Credit risk assessment, credit approval (the extension of a credit card and the assignment of a limit) and classification (in accordance with the current loan classification criteria defined by the Argentine Central Bank regulations) of the loan portfolio are managed by each company on a centralized basis by a unit that is separate from the sales units. The credit process is described in manuals and Tarjeta Naranja, the largest regional credit card company, has certified all of its processes under the ISO 9001/2000 standard. Credit limits and policies are defined by the board of directors of each regional credit card company.

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

Compañía Financiera Argentina

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

For the purposes of the Argentine Central Bank’s regulations, consumer loans are defined as mortgage loans, pledge loans, credit card loans and other types of loans in installments granted to individuals. All other loans are considered commercial loans. In addition, in accordance with an option set forth in these regulations, Banco Galicia prospectively applies the consumer portfolio classification criteria to commercial loans of up to Ps.1,500,000 (until May 2012, such amount was up to Ps.750,000). This classification is based on the level of fulfillment and the situation thereof.

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

The review must be carried out on each borrower with debt pending payment equal to the lesser of the following amounts: Ps.4.0 million (until May 2012 such figure was Ps.2.0 million) or 1% of the bank’s computable capital (the “RPC”) but, in any case, the review shall cover at least 20% of the total loan portfolio. The frequency of the review of each borrower depends on the bank’s exposure to that borrower. The Argentine Central Bank requires that the larger the exposure is, the more frequent the review should be. This review must be conducted every calendar quarter when credit exposure to that borrower is equal to or in excess of 5% of the bank’s RPC, or every six months when exposure equals or exceeds the lesser of the following amounts: Ps.4 million or 1% of the bank’s RPC. In all cases, at least 50% of Banco Galicia’s commercial portfolio must be reviewed once every six months; and all other borrowers in Banco Galicia’s commercial portfolio must be reviewed during the fiscal year, so that the entire commercial portfolio is reviewed every fiscal year.

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

Communiqué “A” 4738 issued by the Argentine Central Bank on November 26, 2007, introduced certain amendments to the classification rules applicable to debtors pertaining to the consumer portfolio, with the purpose of reflecting the customer’s total risk more accurately. Consequently, the rule establishes a new identification of the consumer portfolio categories. Communiqué “A” 4738 also establishes that, in order to determine the degree of timely fulfillment of obligations, it will be necessary to analyze the customer’s arrears, legal situation and the classification assigned by the rest of the financial institutions whether currently operating or under liquidation, and whether the fulfillment of obligations depends on any kind of refinancing.

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

For customers in a normal situation, the additional financial assistance granted shall not be deemed refinancing as long as it leads to an increase in principal owed and the customer’s ability to pay the obligation resulting from such expansion is assessed. The rest of the cases where no debt increase is recorded will be deemed refinancing and only those customers who have not exceeded two refinancing instances within 12 months since the last refinancing will be kept within category 1.

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

Loan Classification

The following tables contain the six loan classification categories corresponding to the different risk levels set forth by the Argentine Central Bank. Banco Galicia’s total exposure to a private sector customer must be classified according to the riskier classification corresponding to any part of such exposure.

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

Loan Loss Provision Requirements

Allocated Provisions. Minimum allowances for loan losses are required for the different categories in which loans are classified. The rates vary by classification and by whether the loans are secured. The percentages apply to total customer obligations, both principal and interest. The allowance for loan losses on the performing portfolio is unallocated, while the allowances for the other classifications are individually allocated. Regulations provide for the suspension of interest accrual or the requirement of allowances equivalent to 100% of the interests for customers classified as “With Problems” and “Medium Risk”, or lower. The allowances are set forth as follows:

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

As of December 31, 2012, 2011 and 2010, we maintained a general loan loss allowance of Ps.937.8 million, Ps.836.4 million and Ps.614.2 million, respectively, which exceeded by Ps.501.1 million, Ps.517.2 million and Ps.393.0 million, respectively, the 1% minimum general allowance required by the Argentine Central Bank. The increase in these amounts was related to the growth and seasoning of the individuals’ loan portfolio and the impact of the worsening of certain macroeconomic variables.

Classification of the Loan Portfolio based on Argentine Central Bank Regulations

The following tables set forth the amounts of our loans past due and the amounts not yet due of the loan portfolio, including the loan portfolios of Banco Galicia, the Regional Credit Card Companies and CFA, applying the Argentine Central Bank’s loan classification criteria in effect at the dates indicated.

	As of December 31, 2012
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	41,790.4	96.78	—	—	41,790.4	94.33
2. With Special Follow-up - Under observation and Low Risk	1,017.3	2.36	—	—	1,017.3	2.30
3. With Problems and Medium Risk	243.9	0.56	353.3	31.46	597.2	1.35
4. High Risk of Insolvency and High Risk	128.0	0.30	534.5	47.60	662.5	1.50
5. Uncollectible	—	—	233.3	20.78	233.3	0.52
6. Uncollectible Due to Technical Reasons	—	—	1.8	0.16	1.8	—

Total	43,179.6	100.00	1,122.9	100.00	44,302.5	100.00

	As of December 31, 2011
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	30,715.8	97.28	—	—	30,715.8	95.49
2. With Special Follow-up - Under observation and Low Risk	604.5	1.91	—	—	604.5	1.88
3. With Problems and Medium Risk	162.5	0.51	163.4	27.89	325.9	1.01
4. High Risk of Insolvency and High Risk	96.3	0.30	275.6	47.04	371.9	1.16
5. Uncollectible	—	—	144.1	24.59	144.1	0.45
6. Uncollectible Due to Technical Reasons	—	—	2.8	0.48	2.8	0.01

Total	31,579.1	100.00	585.9	100.00	32,165.0	100.00

	As of December 31, 2010
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	21,230.1	97.40	—	—	21,230.1	94.90
2. With Special Follow-up - Under observation and Low Risk	387.2	1.78	—	—	387.2	1.73
3. With Problems and Medium Risk	114.2	0.52	144.6	25.11	258.8	1.15
4. High Risk of Insolvency and High Risk	64.8	0.30	251.7	43.71	316.5	1.41
5. Uncollectible	—	—	178.4	30.98	178.4	0.80
6. Uncollectible Due to Technical Reasons	—	—	1.2	0.20	1.2	0.01

Total	21,796.3	100.00	575.9	100.00	22,372.2	100.00

	As of December 31, 2009
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	13,273.6	96.89	—	—	13,273.6	93.06
2. With Special Follow-up - Under observation and Low Risk	310.6	2.27	—	—	310.6	2.18
3. With Problems and Medium Risk	85.1	0.62	146.2	25.92	231.3	1.62
4. High Risk of Insolvency and High Risk	30.5	0.22	308.1	54.62	338.6	2.37
5. Uncollectible	—	—	109.0	19.32	109.0	0.76
6. Uncollectible Due to Technical Reasons	—	—	0.8	0.14	0.8	0.01

Total	13,699.8	100.00	564.1	100.00	14,263.9	100.00

	As of December 31, 2008
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	11,430.6	96.09	—	—	11,430.6	93.33
2. With Special Follow-up - Under observation and Low Risk	388.8	3.27	—	—	388.8	3.18
3. With Problems and Medium Risk	54.1	0.46	103.1	29.29	157.2	1.28
4. High Risk of Insolvency and High Risk	21.8	0.18	185.4	52.67	207.2	1.69
5. Uncollectible	—	—	62.0	17.61	62.0	0.51
6. Uncollectible Due to Technical Reasons	—	—	1.5	0.43	1.5	0.01

Total	11,895.3	100.00	352.0	100.00	12,247.3	100.00

Amounts Past Due and Non-Accrual Loans

The following table analyzes amounts past due by 90 days or more in our loan portfolio, by type of loan and by type of guarantee as of the dates indicated, as well as our non-accrual loan portfolio, by type of guarantee, our allowance for loan losses and the main asset quality ratios as of the dates indicated.

	As of December 31,
	2012	2011	2010	2009	2008
	(in millions of Pesos, except ratios)
Total Loans (1)	44,302.5	32,165.0	22,372.2	14,263.9	12,247.3

Non-Accrual Loans (2)
With Preferred Guarantees	12.6	17.2	27.9	33.7	42.0
With Other Guarantees	28.9	12.8	37.4	97.9	10.3
Without Guarantees	1,453.3	814.7	689.6	548.1	375.6

Total Non-Accrual Loans (2)	1,494.8	844.7	754.9	679.7	427.9

Past Due Loan Portfolio
Non-Financial Public Sector	—	—	—	—	—
Local Financial Sector	—	—	—	—	—
Non-Financial Private Sector and Residents Abroad
Advances	96.0	65.1	94.3	64.4	25.9
Promissory Notes	54.2	35.4	53.1	90.5	24.5
Mortgage Loans	9.0	10.6	16.0	16.8	24.9
Pledge Loans	1.3	3.4	6.8	2.7	1.1
Personal Loans	188.3	115.6	131.2	69.8	45.7
Credit-Card Loans	739.4	340.0	237.8	285.9	215.0
Placements with Correspondent Banks	—	—	—	—	—
Other Loans	34.7	15.8	36.7	34.0	14.9

Total Past Due Loans	1,122.9	585.9	575.9	564.1	352.0

Past Due Loans
With Preferred Guarantees	9.6	11.2	19.1	19.8	26.0
With Other Guarantees	25.2	10.8	35.1	66.9	9.0
Without Guarantees	1,088.1	563.9	521.7	477.4	317.0

Total Past Due Loans	1,122.9	585.9	575.9	564.1	352.0

Allowance for Loan Losses	1,731.9	1,284.0	1,038.5	806.4	526.8

Ratios (%)
As a % of Total Loans:
–Total Past Due Loans	2.53	1.82	2.57	3.95	2.87
–Past Due Loans with Preferred Guarantees	0.02	0.03	0.09	0.14	0.21
–Past Due Loans with Other Guarantees	0.06	0.04	0.16	0.47	0.07
–Past Due Unsecured Amounts	2.45	1.75	2.32	3.34	2.59
–Non-Accrual Loans (2)	3.37	2.63	3.37	4.77	3.49
–Non-Accrual Loans (2) (Excluding Interbank Loans)	3.40	2.64	3.42	4.93	3.60
Non-Accrual Loans (2) as a Percentage of Loans to the Private Sector	3.37	2.63	3.37	4.77	3.95
Allowance for Loan Losses as a % of:
–Total Loans	3.91	3.99	4.64	5.65	4.30
–Total Loans Excluding Interbank Loans	3.94	4.02	4.70	5.84	4.44
–Total Non-Accrual Loans (2)	115.86	152.01	137.57	118.64	123.11
Non-Accrual Loans with Guarantees as a Percentage of Non-Accrual Loans (2)	2.78	3.55	8.65	19.36	12.22
Non-Accrual Loans as a Percentage of Total Past Due Loans	133.12	144.17	131.08	120.49	121.56

(1)	Before the allowance for loan losses.
(2)	Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.

At the end of the fiscal year ended December 31, 2012, our non-accrual loans to the private sector ratio was 3.37%, representing an increase from the 2.63% recorded at the end of the fiscal year ended December 31, 2011, mainly due to seasoning of the consumer portfolio.

At the end of the fiscal year ended December 31, 2011, our non-accrual loans to the private sector ratio was 2.63%, representing a decrease from the 3.37% recorded at the end of the fiscal year ended December 31, 2010, mainly due to effective credit recovery management and the growth in the total portfolio of Banco Galicia and its subsidiaries.

Banco Galicia has entered into certain debt renegotiation agreements with customers. Banco Galicia has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements are included within past due and accruing loans, which amounted to Ps.99.4 million, Ps.137.3 million and Ps.123.5 million as of December 31, 2012, 2011 and 2010, respectively.

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

The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	As of December 31,
	2012	2011	2010	2009	2008
	(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	85.7	53.2	56.0	52.0	35.4
Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	4.3	2.7	2.8	2.6	1.8

(1)	Recorded under “Miscellaneous Income”.

Loan Loss Experience

The following table presents an analysis of our allowance for loan losses and of our credit losses as of and for the periods indicated. Certain loans are charged off directly to income statement (such charge offs are immaterial amounts charged to income before any allowances for loan losses are recorded) therefore, are not reflected in the allowance.

	Fiscal Year Ended
	December 31,
	2012	2011	2010	2009	2008
	(in millions of Pesos, except ratios)
Total Loans, Average (1)	35,212.6	26,218.7	16,800.8	11,481.9	12,077.3

Allowance for Loan Losses at Beginning of Period (2)	1,284.0	1,038.5	806.4	526.8	428.6
Changes in the Allowance for Loan Losses During the Period (2)
Provisions Charged to Income	1,294.7	820.1	523.6	625.9	384.6
Prior Allowances Reversed	(11.6)	(22.1)	—	(5.4)	(6.5)
Charge-Offs (A)	(835.2)	(552.5)	(487.3)	(354.5)	(289.2)
Inflation and Foreign Exchange Effect and Other Adjustments	—	—	195.8	13.6	9.3

Allowance for Loan Losses at End of Period	1,731.9	1,284.0	1,038.5	806.4	526.8

Charge to the Income Statement during the Period
Provisions Charged to Income (2)	1,294.7	820.1	523.6	625.9	384.6
Direct Charge-Offs, Net of Recoveries (B)	(132.1)	(162.4)	(88.6)	(27.9)	(68.4)
Recoveries of Provisions	(60.4)	(22.1)	0.0	(5.4)	(6.5)

Net Charge (Benefit) to the Income Statement	1,102.2	635.6	435.0	592.6	309.7

Ratios (%)
Charge-Offs Net of Recoveries (A+B) to Average Loans (4)	2.00	1.49	2.37	2.84	1.83
Net Charge to the Income Statement to Average Loans(4)	3.13	2.42	2.59	5.16	2.56

(1)	Before the allowance for loan losses.
(2)	Includes quotation differences for Galicia Uruguay and Cayman Branch.
(3)	Charge-offs plus direct charge-offs minus bad debts recovered.

The increase in allowance for loan losses in fiscal year 2012 is mainly attributable to the increase of the individuals’ loan portfolio and to the worsening of certain macroeconomic variables.

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

	As of December 31,
	2012			2011			2010
	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	—	—	—	—	—	—	0.01
Local Financial Sector	—	—	0.80	—	—	1.01	—	—	0.36
Non-Financial Private Sector and Residents Abroad
Advances	67.7	0.15	6.99	48.9	0.15	7.16	55.1	0.25	4.38
Promissory Notes	40.9	0.09	23.61	35.5	0.11	19.94	43.3	0.19	20.27
Mortgage Loans	4.5	0.01	2.62	6.2	0.02	2.98	10.6	0.05	4.25
Pledge Loans	1.5	0.01	0.70	1.4	0.01	0.63	2.6	0.01	0.53
Personal Loans	190.3	0.43	16.44	128.1	0.40	17.99	139.2	0.62	18.30
Credit-Card Loans	460.7	1.04	43.52	231.6	0.72	41.64	166.8	0.75	40.77
Placements in Correspondent Banks	—	—	0.63	—	—	0.21	—	—	0.96
Other	14.7	0.03	4.69	9.1	0.03	8.44	16.9	0.08	10.17
Unallocated (1)	951.6	2.15	—	823.2	2.55	0.00	604.0	2.69	—

Total	1,731.9	3.91	100.00	1,284.0	3.99	100.00	1,038.5	4.64	100.00

	As of December 31,
	2009			2008
	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	0.04	—	—	10.77
Local Financial Sector	—	—	0.18	—	—	1.21
Non-Financial Private Sector and Residents Abroad
Advances	31.7	0.22	4.42	14.5	0.12	4.85
Promissory Notes	80.3	0.56	22.47	34.9	0.28	17.28
Mortgage Loans	11.8	0.08	6.76	21.9	0.18	8.38
Pledge Loans	1.5	0.01	0.45	0.5	—	0.66
Personal Loans	63.9	0.45	12.09	37.8	0.31	9.94
Credit-Card Loans	168.3	1.18	39.90	111.4	0.91	35.75
Placements in Correspondent Banks	—	—	3.09	—	—	2.73
Other	16.0	0.11	10.60	7.4	0.06	8.43
Unallocated (1)	432.9	3.04	—	298.4	2.44	—

Total	806.4	5.65	100.00	526.8	4.30	100.00

(1)	The unallocated reserve consists of the allowances established on the portfolio classified in the “normal situation” category and includes additional reserves in excess of Argentine Central Bank minimum requirements.

Charge-Offs

The following table sets forth the allocation of the main charge-offs made by Banco Galicia, the Regional Credit Card Companies and CFA during the years ended December 31, 2012, 2011 and 2010.

	Fiscal Year Ended
	December 31,
	2012	2011	2010
	(in millions of Pesos)
Charge-offs by Type
Advances	50.5	35.4	18.5
Promissory Notes	70.6	50.2	82.5
Mortgage Loans	2.6	3.4	1.5
Pledge Loans	2.3	2.5	0.9
Personal Loans	275.4	182.1	106.8
Credit-Card Loans
Banco Galicia	160.4	92.3	52.4
Regional Credit Card Companies	228.7	147.2	217.9
Other Loans	44.7	39.4	6.8

Total(1)	835.2	552.5	a.

(1)	Do not include the amounts directly charged off to the income statement.

During fiscal year 2012, Ps.835.2 million was charged off against allowance for loan losses, including the Regional Credit Card Companies’ and CFA’s portfolios. The increased amount as compared to the prior year was attributable to the seasoning of the individuals’ loan portfolio, which represented more than 75% of charge-offs.

During fiscal year 2011, Ps.552.5 million was charged off against allowance for loan losses in connection with loans to individuals, including the Regional Credit Card Companies’ and CFA’s portfolios, and the increased amount as compared to the prior year was attributable to the seasoning of the individuals’ loan portfolio.

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

	Fiscal Year Ended
	December 31,
Country	2012	2011	2010
	(in millions of Pesos)
United Kingdom
Demand Deposits	4.0	2.0	1.4
Forward Purchases of Bonar 2015 Bonds	—	633.9	544.8
Other	—	—	0.1

Total	4.0	635.9	546.3

United States
Demand Deposits	122.0	90.7	191.5
Overnight Placements	277.5	66.0	215.3
Other	30.0	72.3	44.4

Total	429.5	229.0	451.2

Germany
Demand Deposits	11.4	1.8	0.3
Forward Purchases of Boden 2012 Bonds	—	—	—
Other	0.4	—	1.3

Total	11.8	1.8	1.6

As of December 31, 2012, we had the following foreign outstandings:

•	Ps.4.0 million with United Kingdom financial institutions, corresponding to demand deposits.

•

Ps.429.5 million (0.7% of our total assets) representing liquid placements with United States financial institutions, of which Ps.122.0 million corresponded to demand deposits and Ps.277.5 million represented overnight placements.

•	Ps.11.8 million with German financial institutions, mainly corresponding to demand deposits.

Deposits

The following table sets out the composition of our deposits as of December 31, 2012, 2011 and 2010. Our deposits represent deposits with Banco Galicia and CFA.

	As of December 31,
	2012	2011	2010
	(in millions of Pesos)
Checking Accounts and Other Demand Deposits	9,916.3	7,203.5	5,565.7
Savings Accounts	9,478.2	8,010.8	6,362.0
Time Deposits	19,694.2	14,150.8	9,724.9
Other Deposits (1)	576.3	534.3	463.2
Plus: Accrued Interest, Quotation Differences and CER Adjustment	280.3	235.7	107.0

Total Deposits	39,945.2	30,135.1	22,222.8

(1)	Includes among other, deposits originated by Decree No. 616/05, Reprogrammed Deposits under judicial proceedings and other demand deposits.

In 2012, our consolidated deposits increased 32.6% mainly as a result of a Ps.4,180.2 million increase in deposits in checking and savings accounts and a Ps.5,543.4 million increase in time deposits. As in prior years, these increases were mainly due to deposits received by Banco Galicia.

In 2011, our consolidated deposits increased 35.6% mainly as a result of a Ps.3,286.6 million increase in deposits in checking and savings accounts and a Ps.4,425.9 million increase in time deposits. As in prior years, these increases were mainly due to deposits received by Banco Galicia.

In 2010, our consolidated deposits increased 30.4% mainly as a result of a Ps.3,213.9 million increase in deposits in checking and savings accounts and a Ps.1,770.2 million increase in time deposits. It is worth mentioning that on June 30, 2010, the assets and liabilities of CFA were consolidated on a line-by-line basis due to the acquisition of such companies.

For more information, see Item 5.A. “Operating Results-Funding”.

The following table provides a breakdown of our consolidated deposits as of December 31, 2012, by contractual term and currency of denomination.

	Peso-Denominated		Dollar-Denominated		Total
		% of		% of		% of
	Amount	Total	Amount	Total	Amount	Total
	(in millions of Pesos, except percentages)
Checking Accounts and Demand Deposits	Ps.9,916.3	27.1%	—	—%	Ps.9,916.3	25.0%
Savings Accounts	7,941.6	21.7	Ps.1,536.5	49.1	9,478.1	23.9
Time Deposits	18,231.3	49.9	1,462.9	46.8	19,694.2	49.7
Maturing Within 30 Days	3,508.1	9.6	335.7	10.7	3,843.8	9.7
Maturing After 31 Days but Within 59 Days	7,789.0	21.3	250.5	8.0	8,039.5	20.3
Maturing After 60 Days but Within 89 Days	3,021.3	8.3	214.3	6.9	3,235.6	8.2
Maturing After 90 Days but Within 179 Days	2,447.6	6.7	357.2	11.4	2,804.8	7.1
Maturing After 180 Days but Within 365 Days	949.0	2.6	237.6	7.6	1,186.6	3.0
Maturing After 365 Days	516.3	1.4	67.6	2.2	583.9	1.4
Other Deposits	447.0	1.3	129.3	4.1	576.3	1.4
Maturing Within 30 Days	274.0	0.8	102.3	3.3	376.3	1.0
Maturing After 31 Days but Within 59 Days	—	—	—	—	—	—
Maturing After 60 Days but Within 89 Days	—	—	—	—	—	—
Maturing After 90 Days but Within 179 Days	—	—	—	—	—	—
Maturing After 180 Days but Within 365 Days	166.5	0.5	—	—	166.5	0.3
Maturing After 365 Days	6.5	—	27.0	0.8	33,5	0.1

Total Deposits (1)	36,536.2	100.0%	3,128.7	100.0%	39,664.9	100.0%

(1)	Only principal. Excludes the CER adjustment

The categories with the highest concentration of maturities per their original term are those within the segments “within 30 Days” and “after 31 days but within 59 days” (Pesos and Dollars), which accounted for 30.0% of the total and corresponded mainly to Peso-denominated time deposits. The rest of the terms have a homogeneous participation. As of December 31, 2012, the average original term of non-adjusted Peso-denominated time deposits was approximately 66 days and for Dollar-denominated time deposits the original term was 100 days. Dollar-denominated deposits, for Ps.3,128.7 million (only principal), represented 7.9% of total deposits.

The following table provides information about the maturity of our outstanding time deposits exceeding Ps.100,000, as of December 31, 2012.

Deposits over Ps.100,000
(in millions of Pesos)
Time Deposits
Within 30 Days	2,526.6
After 31 Days but Within 59 Days	6,517.5
After 60 Days but Within 89 Days	2,521.9
After 90 Days but Within 179 Days	1,893.3
After 180 Days but Within 365 Days	933.7
After 365 Days	216.5

Total Time Deposits	14,609.5

Total Deposits (1)	14,609.5

(1)	Only principal.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the periods indicated.

	Fiscal Year Ended
	December 31,
	2012	2011	2010
	(in millions of Pesos, except percentages)
Net Income / (Loss)	1,336.2	1,106.9	408.9
Average Total Assets	54,416.4	41,635.7	29,118.4
Average Shareholders’ Equity	4,160.4	2,960.8	2,195.0
Shareholders’ Equity at End of the Period	4,870.1	3,551.6	2,469.5
Net Income as a Percentage of:
Average Total Assets	2.80	3.07	1.76
Average Shareholders’ Equity	32.12	37.39	18.63
Declared Cash Dividends	24.35	17.75	24.83
Dividend Payout Ratio	1.82	1.60	6.07
Average Shareholders’ Equity as a Percentage of Average Total Assets	7.65	7.11	7.54
Shareholders’ Equity at the End of the Period as a Percentage of Average Total Assets	8.95	8.53	8.48

Short-term Borrowings

Our short-term borrowings include all of our borrowings (including repurchase agreement transactions, debt securities and notes) with a contractual maturity of less than one year, owed to foreign or domestic financial institutions or holders of notes.

	As of December 31,
	2012	2011	2010
	(in millions of Pesos)
Short-Term Borrowings
Argentine Central Bank	0.9	0.7	0.7
Other Banks and International Entities
Credit Lines from Domestic Banks	419.0	216.0	155.4
Credit Lines from Foreign Banks	198.3	1,142.3	409.0
Repurchases with Domestic Banks	—	—	359.1
Notes	311.8	227.4	155.4

Total	930.1	1,586.4	1,079.6

As of the end of fiscal year 2012, our short-term borrowings consisted mainly of credit lines from domestic banks.

Banco Galicia also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	As of December 31,
	2012	2011	2010
	(in millions of Pesos)
Banks and International Entities
Contractual Short-term Liabilities
Other Lines from Foreign Banks	198.3	1,142.3	409.0
Total Short-term Liabilities	198.3	1,142.3	409.0

Total Banks and International Entities	198.3	1,142.3	409.0

Domestic and Financial Institutions
Contractual Short-term Liabilities:
Other Lines from Credit from Domestic Banks	—	216.0	155.4
Total Short-term Liabilities	419.0	216.0	155.4

Total Domestic and Financial Institutions	419.0	216.0	155.4

Total	617.3	1,358.3	564.4

The outstanding amounts and the terms corresponding to the outstanding notes as of the dates indicated below are as follows:

	As of December 31,
	Maturity	Annual Interest Rate	2012	2011	2010
(in millions of Pesos)
Notes(*)
Tarjeta Naranja Class XVIII Series I (Quarterly interest, principal payable at maturity)	2013	17.70%	46.3	—	—
Tarjeta Naranja Class XIX Series I (Quarterly interest, principal payable at maturity)	2013	19.00%	52.6	—	—
Tarjetas Cuyanas Class VIII Series I (Quarterly interest, principal payable at maturity)	2013	17.75%	49.6	—	—
Tarjetas Cuyanas Class IX Series I (Quarterly interest, principal payable at maturity)	2013	19.25%	33.4	—	—
CFA Class VI Series I (Quarterly interest, principal payable at maturity)	2013	15.50%	81.2	—	—
CFA Class VII Series I (Quarterly interest, principal payable at maturity)	2013	17.90%	48.8	—	—
Tarjeta Naranja Class XIV Series I (Quarterly interest, principal payable at maturity)	2012	13.50%	—	20.0	—
Tarjeta Naranja Class XV (Quarterly interest, principal payable at maturity)	2012	Badlar + 375 b.p.	—	61.6	—
Tarjetas Cuyanas Class IV (Quarterly interest, principal payable at maturity)	2012	Badlar + 285 b.p.	—	48.3	—
Tarjetas Cuyanas Class V Series I (Quarterly interest, principal payable at maturity)	2012	14.00%	—	12.8	—
CFA Class V Series I (Quarterly interest, principal payable at maturity)	2012	Badlar + 325 b.p.	—	84.6	—
Tarjeta Naranja Class X (Quarterly interest, principal payable at maturity)	2011	Badlar + 275 b.p.	—	—	48.2
Tarjeta Naranja Class XI (Quarterly interest, principal payable at maturity)	2011	Badlar + 295 b.p.	—	—	40.9
Tarjetas Cuyanas Series I (Quarterly interest, principal payable at maturity)	2011	Badlar + 300 b.p.	—	—	28.8
Tarjetas Cuyanas Class II (Quarterly interest, principal payable at maturity)	2011	13.50%	—	—	37.5

Total			311.9	227.4	155.4

(*)	Only principal.

The following table sets forth the items listed below for our significant short-term borrowings for the fiscal years ended December 31, 2012, 2011 and 2010:

•	the weighted-average interest rate at year-end,

•	the maximum balance recorded at the monthly closing dates of the periods,

•	the average balances for each period calculated on a daily basis, and

•	the weighted-average interest rate for each period.

	As of December 31,
	2012	2011	2010
	(in millions of Pesos, except percentages)
Argentine Central Bank
Weighted-average Interest Rate at End of Period	—%	19.8%	16.1%
Maximum Balance Recorded at the Monthly Closing Dates	Ps.1.4	Ps.2.5	Ps.1.9
Average Balances for Each Period	Ps.0.6	Ps.0.8	Ps.0.7
Weighted-average Interest Rate for the Period	—%	—%	—%
Credit Lines from Domestic Banks
Weighted-average Interest Rate at End of Period	19.4%	19.8%	16.1%
Maximum Balance Recorded at the Monthly Closing Dates	Ps.419.0	Ps.271.9	Ps.343.0
Average Balances for Each Period	Ps.325.6	Ps.218.0	Ps.150.7
Weighted-average Interest Rate for the Period	16.0%	16.8%	11.0%
Credit Lines from Foreign Banks
Weighted-average Interest Rate at End of Period	3.8%	1.5%	1.4%
Maximum Balance Recorded at the Monthly Closing Dates	Ps.1,155.1	Ps.1,142.3	Ps.409.0
Average Balances for Each Period	Ps.906.3	Ps.595.5	Ps.266.8
Weighted-average Interest Rate for the Period	2.6%	1.3%	1.9%
Repurchases with Domestic Banks
Weighted-average Interest Rate at End of Period	11.0%	—%	10.4%
Maximum Balance Recorded at the Monthly Closing Dates	Ps.427.9	Ps.139.4	Ps.359.1
Average Balances for Each Period	Ps.173.2	Ps.54.8	Ps.39.3
Weighted-average Interest Rate for the Period	9.6%	10.4%	9.8%
Notes
Weighted-average Interest Rate at End of Period	17.6%	22.0%	13.6%
Maximum Balance Recorded at the Monthly Closing Dates	Ps.387.5	Ps.227.4	Ps.176.8
Average Balances for Each Period	Ps.304.1	Ps.161.9	Ps.69.3
Weighted-average Interest Rate for the Period	16.8%	16.8%	9.0%

Regulatory Capital

Grupo Financiero Galicia

Grupo Financiero Galicia’s capital adequacy is not under the supervision of the Argentine Central Bank. Grupo Financiero Galicia has to comply with the minimum capital requirement established by the Corporations’ Law. On October 8, 2012, through Decree 1331/12, such amount was determined to be Ps.100,000.

Banco Galicia

Banco Galicia is subject to the capital adequacy rules of the Argentine Central Bank. Through its Communiqués “A” 3959 and “A” 3986 dated as of June 2 and June 25, 2003, respectively, the Argentine Central Bank established regulations regarding minimum capital requirements effective as from January 1, 2004.

The capital adequacy regulations are based on the Basel Committee methodology, are similar to the previous regulations and establish the minimum capital a financial institution is required to maintain in order to cover the various risks inherent to its business activity and endemic to its assets. Such risks include: credit risk, generated both by exposure to the private sector and to the public sector; market risk, generated by positions in securities, foreign-currency and CER; and interest-rate risk, generated by mismatches between assets and liabilities in terms of interest-rate repricing. The minimum capital requirement imposed by the regulations is 8% of risk-weighted assets, for exposure to both the private sector and the public sector, with such requirement decreasing depending on the existence of certain guarantees in the case of private-sector assets and for certain liquid assets.

Additionally, as of February 1, 2012, the Argentine Central Bank established an additional capital requirement for operational risk coverage, equal to 15% of the annual average of financial income and net income from services corresponding to the last 36 months before the calculation date, excluding certain items that are considered extraordinary or not closely related to such risk. Further, the regulation established a gradual schedule for compliance equal to 0% of the requirement from February through March, 50% from April through July, 75% from August through November and 100% from December 2012.

Minimum capital requirements must be met by the Bank, both on an individual basis and on a consolidated basis with its significant subsidiaries.

In the table below, Banco Galicia’s information on regulatory capital and compliance with minimum capital requirements regulations is consolidated with Galicia Uruguay (in liquidation), CFA and the companies indirectly controlled by Banco Galicia through Tarjetas Regionales.

The table below shows information on Banco Galicia’s consolidated computable regulatory capital, or RPC or adjusted shareholders’ equity and minimum capital requirements as of the dates indicated.

	As of December 31,
	2012	2011	2010
	(in millions of Pesos, except percentages)
Shareholders’ Equity	4,903.9	3,602.8	2,595.7

Argentine Central Bank Minimum Capital Requirements (1)
Allocated to Financial Assets	3,122.5	2,504.2	1,618.4
Allocated to Fixed Assets, Intangible and Unquoted Equity Investments	256.3	208.7	165.2
Allocated to Market Risk	15.7	41.0	5.8
Allocated to Interest-Rate Risk	46.6	10.1	70.1
Lending to the Non-Financial Public Sector	107.0	96.5	147.6
Operational Risk	717.3	—	—

Total (A)	4,265.4	2,860.5	2,007.1

Computable Regulatory Capital Calculated Under Argentine Banking GAAP
Core Capital	4,027.5	2,827.3	2,192.4
Supplemental Capital	2,355.9	1,976.0	1,333.3
Deductions
Investments in Financial Entities	(2.4)	(53.1)	(2.0)
Organization Expenses	(1,034.8)	(643.7)	(394.6)
Goodwill Recorded from June 30, 1997	—	—	(11.5)
Negative Goodwill CFA	247.8	343.8	467.2
Real Estate Properties for Banco Galicia’s Own Use and Miscellaneous, for which No Title Deed has been Made	(2.3)	(3.5)	(2.6)
Other	(6.1)	(23.7)	(8.2)

Total	(797.8)	(380.2)	48.3

Additional Capital – Market Variation	24.8	(7.0)	19.9

Total (B)	5,610.4	4,416.1	3,593.9

Excess Capital
Excess Over Required Capital (B)-(A)	1,345.0	1,555.6	1,586.8
Excess Over Required Capital as a % of Required Capital	31.53	54.38	79.06

Total Capital Ratio	13.02	12.63	15.19

(1)	In accordance with Argentine Central Bank rules applicable at each date.

As of December 31, 2012, Banco Galicia’s computable capital amounted to Ps.5,610.4 million, exceeding the minimum capital requirement by Ps.1,345.0 million pursuant to the regulations provided for by the Argentine Central Bank effective at such date. This excess was Ps 210.6 million lower than the excess recorded as of December 31, 2011.

The Ps.1,404.9 million increase in the minimum capital requirement, as compared to December 31, 2011, was mainly attributable to an increased requirement of Ps.618.3 million related to private sector financing due to the growth of this portfolio’s balances and the new operational risk requirement, which amounted to Ps.717.3 million as of December 31, 2012.

The Ps.1,194.3 million increase in computable capital, as compared to December 31, 2011, was primarily a result of: (i) an increase of Ps.1,200.2 million in core capital, mostly for the result recorded in the previous fiscal year and (ii) an increase of Ps.379.9 million in supplemental capital for the increase in the balance of the subordinated debt due to the increase in the U. S. Dollar exchange rate and the results of operations for the fiscal year. This growth was mitigated by increased deductions in the amount of Ps.417.6 million, primarily due to an increase in organization and development expenses resulting from the significant investment in IT developments, among others.

Regional Credit Card Companies

Since the Regional Credit Card Companies are not financial institutions, their capital adequacy is not regulated by the Argentine Central Bank. The Regional Credit Card Companies have to comply with the minimum capital requirement established by the Corporations’ Law, which was required to be Ps.100,000. However, as noted above, Banco Galicia has to comply with the Argentine Central Bank’s capital adequacy rules on a consolidated basis, which includes the Regional Credit Card Companies.

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

As of December 31, 2012, the computable capital of the companies controlled by Sudamericana exceeded the minimum requirement of Ps.142.5 million by Ps.25.7 million.

Sudamericana also holds Galicia Broker Asesores de Seguros S.A., a company dedicated to brokerage in different lines of insurance that is regulated by the guidelines of the Corporations’ Law, which provided for a minimum capital requirement of Ps.0.012 million.

Government Regulation

General

All companies operating in Argentina must be registered with the Argentine Public Registry of Commerce whose regulations are applicable to all companies in Argentina but may be superseded by other regulatory entities’ rules, depending on the matter, such as the Argentine National Securities Commission (the “CNV”) or the Argentine Central Bank. All companies operating in Argentina are regulated by the Corporations’ Law.

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

The activity of the Regional Credit Card Companies and the credit card activities of Banco Galicia are regulated by Law No. 25,065, as amended (the “Credit Cards Law”). Both the Argentine Central Bank and the Secretariat of Domestic Trade have issued regulations to, among other things, enforce public disclosure of companies’ pricing (fees and interest rates) in order to assure consumer awareness of such pricing. See “-Credit Cards Regulation”.

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

Galval is located in Uruguay and is regulated by the local legal framework according to the following detail: Corporation’s Law No. 16,060, legal framework related to exchange markets issued by the Banco Central del Uruguay, Law No. 15,921 -Zona Franca and Law No. 17,835 -Anti-money laundering.

On January 2013, the CNV issued Law No. 26,831 (the “Capital Markets Law”), replacing Law No.17,811 and Decree No. 677/01, with the aim of regulating the capital market under the supervision of the CNV and broadening the CNV’s powers. Additionally, the law intends to enhance the growth of local markets, to develop new and simplified negotiating systems and to create new regulation standards for the Argentine stock exchange, markets and other intervenient agents.

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

In addition to Decree No. 616/05, the Argentine Ministry of Economy issued Resolution No. 637/05, dated November 16, 2005, which established that, the restrictions established in such Decree are also applicable to all inflows of funds to the local foreign exchange market for the subscription of primary issuances of debt securities or certificates of participation by financial trusts, if such restrictions were applicable to capital inflows to be used to acquire any of the trusts’ assets. The corresponding criminal regime will be applicable in the case that any of these rules are violated.

In addition, currently, access to the local foreign exchange market by non-residents (both individuals and entities) to transfer funds abroad is permitted:

(a)	With no limit in the case of: (i) proceeds from the principal amortization of government debt securities and guarantee loans in local currency; (ii) recoveries from local bankruptcies; (iii) proceeds from the sale of direct investments (as it is defined by the Argentine Central Bank) in the non-financial private sector in Argentina if they were made in foreign currency that entered the local foreign exchange market no less than 365 days before (additionally, and in connection with the investments made as from October 28, 2011, the inflow of the investment to the local foreign exchange market must be supported); and (iv) certain other specific cases.

(b)	With a US$500,000 monthly limit in the case of the aggregate proceeds of the sale of portfolio investments made with foreign currency that entered the local foreign exchange market no less than 365 days before.

As of July 5, 2012, the Argentine Central Bank suspended the applicability of Rule 5,236, Section 4.2. Such rule provided for the only foreign exchange channel that allowed Argentine individuals and companies to complete exchange purchases, to make real estate investments abroad, to make contributions pertaining to direct investment or portfolio investments abroad or buy foreign currency bills or traveler checks to be held in Argentina. We cannot determine until when such suspension will be in force.

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

With respect to judicial deposits that have been subject to pesification, the Argentine Central Bank established that, beginning in July 2007, financial institutions must establish a provision in an amount equal to the difference that results from comparing such deposits’ balances at each month’s end, considered in their original currency, and the corresponding Peso balances actually recorded on the books. Such provision, established as of December 31, 2012 and charged to income, amounted to Ps.2.3 million.

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

Minimum Capital Requirements

Banco Galicia, as a commercial bank, must maintain capital equal to or greater than the value calculated by comparing the minimum capital requirements applicable to a bank with similar characteristics and the capital requirement amounts related to credit risk, market risk, interest rate risk and operational risk.

Commercial banks headquartered in the Autonomous City of Buenos Aires must maintain minimum capital requirements in the amount of Ps.26,000,000. The minimum capital requirements related to credit or counterparty risk, which are calculated using a formula created by the Argentine Central Bank, aim to estimate the minimum capital required to counteract the risk associated with counterparties to the assets under review. The minimum capital requirements related to interest rate risk aim to counteract the risk associated with mismatches between lending and deposit rates earned on assets and liabilities held by Banco Galicia. The minimum capital requirements related to market risk not only aim to counteract the risk associated with the counterparty to each asset, but the change in its market price. Finally, the minimum capital requirements related to operational risk aim to counteract the risk associated with losses resulting from inadequate or failed internal processes and systems, human error, or from certain external events.

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

Financial institutions are not allowed to own commercial, industrial, agricultural or any other type of company, unless they are authorized by the Argentine Central Bank. Pursuant to the rules of the Argentine Central Bank, a commercial bank’s total equity investments (including interest in local mutual funds) may not exceed 50% of the bank’s adjusted shareholders’ equity or its RPC. Also, the following investments may not exceed 15%, in the aggregate, of the bank’s adjusted shareholders’ equity: (i) shares not listed on stock exchanges except for (a) shares in companies providing services supplementary to the ones offered by the bank, and (b) certain equity interests requiring the provision of utility services, if applicable and (ii) listed shares and participation certificates in mutual funds not included for the purposes of determining capital requirements associated with market risk.

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

As regards non-banking financial institutions (such as CFA), they are not allowed to provide certain services and activities, such as checking accounts, foreign trade transactions, etc.

Computable Regulatory Capital

Pursuant to the Argentine Central Bank’s regulations, a bank’s RPC is calculated as: (a) the minimum core capital (Tier 1 capital) which includes: (i) capital contributions, capital adjustments, reserves, irrevocable capital contributions pending capitalization, unassigned unaudited results of past fiscal years, (ii) 100% of the results of the past fiscal year (plus or minus depending on whether they are positive or negative) registered on the latest audited quarterly financial statement in the event the yearly financials are not audited, (iii) 100% of the results of the current fiscal year (plus or minus depending on whether they are positive or negative) registered at the close of the latest quarterly financial statement once it is audited, (iv) 50% of the net income and 100% of the losses from the latest available audited quarterly or yearly statements, (v) breakdowns not included in financial statements or the corresponding auditors report (made according to the Minimum Standard of External Audit established by the Argentine Central Bank), plus the share premium arising from the above mentioned instruments as certain requirements are met, minus certain deductible items, including (i) securities deposited with custodians that are not registered, (ii) securities issued by foreign countries with ratings under the Argentine government’s rating and the instrument does not have a regular quotation in stock markets for relevant values, (iii) demand securities in correspondent bank accounts with foreign financial institutions with ratings below investment grade and (iv) unregistered ownership over real property, goodwill, incorporation and development expenses and other intangibles and provisioning deficiencies as determined by the Superintendency; plus (b) the supplementary capital (Tier 2 capital), which includes (i) securities issued by the financial institution and share premiums resulting therefrom as certain requirements are met and (ii) the provisions required by the Argentine Central Bank for loan losses on portfolio customers in “normal situation” and covered with preferred A guarantees (without exceeding 1.25% of risk-weighted assets for credit), minus certain deductible concepts.

Capital Adequacy Requirements

See “-Selected Statistical Information-Regulatory Capital.”

Capitalization of Debt Instruments

Through Communiqué “A” 5282, dated February 15, 2012, the Argentine Central Bank modified Item 8.3 “Capital Contributions” of “Chapter VI. Minimum Capital of Financial Institutions- Section 8. Computable Equity” of its LISOL rule. According to such Communiqué, capital contributions made for the purposes of all regulations related to capital, capital calculations and capital increases must be completed in cash. Subject to the prior authorization by the Superintendency, the following instruments are allowed as capital contributions: (i) securities issued by the Argentine government, (ii) debt instruments issued by the Argentine Central Bank, and (iii) a financial institution’s deposits and other liabilities resulting from financial brokerage, including subordinated obligations. In the case of clauses (i) and (ii), the contributions must be recorded at market value. It is understood that an instrument has a market value when it has regular quotations in stock markets and regulated local and foreign markets. In the case of clause (iii), contributions must be recorded at market value, as defined in the previous sentence or, in the case of financial institutions that publicly offer their stock, at the price determined by the regulatory authority.

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

At the end of fiscal year 2012, the percentages of minimum cash requirements applicable in accordance with Argentine Central Bank rules, were as follows:

•	Demand deposits:

•	Peso-denominated checking accounts and savings accounts: 15%.

•	Dollar-denominated savings accounts: 30%.

•	Time deposits (by remaining maturity):

•	Peso-denominated: up to 29 days: 14%; from 30 to 59 days: 11%; from 60 to 89 days: 7%; from 90 to 179 days: 2%; from 180 to 365 days: 1%; and more than 365 days: 0%.

•	Dollar-denominated: up to 29 days: 35%; from 30 to 59 days: 28%; from 60 to 89 days: 20%; from 90 to 179 days: 10%; from 180 to 365 days: 6%; and more than 365 days: 0%.

The assets computable for compliance with this requirement are the technical cash, which includes cash (bills and coins in vaults, in ATMs and branches, and in transportation and in armored truck companies, the balances of the Peso- and Dollar-denominated accounts at the Argentine Central Bank and that of the escrow accounts held at the Argentine Central Bank for the benefit of clearing houses.

As of December 31, 2012, Banco Galicia was in compliance with its legal reserve requirements, and has continued to be up to the date of this annual report.

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

However, a bank may grant additional financial assistance to such related parties up to the following limits:

•	Financial institutions rated 1, 2 or 3, subject to consolidation with the lender or the borrower:

-	If the affiliate is a financial institution rated 1, the amount of total financial exposure can reach 100% of a bank’s RPC, and 50% for additional financial assistance.

-	If the receiving affiliate financial institution is rated 2, the amount of total financial exposure can reach 20% and an additional 105% can be included.

-	If the affiliate is a financial institution rated 3, the amount of total financial exposure can reach 10%, and additional financial assistance can reach 40%.

•	Financial institutions not subject to consolidation with the lender or the borrower: 10%

•

Domestic companies with complementary services associated with brokerage of shares, financial brokerage in leasing and factoring operations, and temporary acquisition of shares in companies to facilitate their development in order to sell such shares afterwards.

-	Controlling company rated 1: General assistance: 100%

-	Controlling company rated 2: General assistance 10% / Additional assistance 90%

•	Domestic companies with complementary services related to the issuance of credit cards, debit cards or other cards:

-	Controlling company rated 1: General assistance: 100% / Additional assistance 50%

-	Controlling company rated 2: General assistance 20% / Additional assistance 105%

-	Controlling company rated 3: General assistance 10% / Additional assistance 40%

•	Domestic companies with complementary services, not subject to consolidation with the lender or the borrower : 10%

•	Foreign financial entities:

-	Investment grade: 10%

-	No Investment grade: Unsecured 5%; Secured10%

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

Valuation of Public Sector Assets

Since March 1, 2011, the Argentine Central Bank amended the valuation criterion applicable to holdings of public sector debt according to the probable allocation of the assets:

(a)	Fair value: the difference between the corresponding market price of the debt instruments (market value or present value), and the net book value of the offset account; it is applicable to debt instruments included in the list of volatilities or present values published by the Argentine Central Bank.

(b)	Cost plus yield: the debt instruments not included in the list mentioned in a) above, are registered at incorporation value increased on an exponential basis according to their internal rate of return.

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

Deposit Insurance System

In 1995, Law No. 24,485 and Decree No. 540/95, as amended, created a deposit insurance system for bank deposits and delegated to the Argentine Central Bank the organization and start-up of the deposit insurance system. The deposit insurance system was implemented through the creation of a fund named Fondo de Garantía de los Depósitos (“FGD”), which is administered by Seguros de Depósitos S.A. (“Sedesa”). The shareholders of Sedesa are the Argentine government, through the Argentine Central Bank, which holds at least one share, and a trust constituted by the financial institutions which participate in the fund. The Argentine Central Bank establishes the extent of participation by each institution in proportion to the resources contributed by each such institution to the FGD. Banks must contribute to the FGD on a monthly basis in an amount that is currently equal to 0.015% of the monthly average of daily balances of a financial institution’s deposits (both Pesos and foreign currency denominated). The deposit insurance system covers all Peso and foreign currency deposits held in demand deposit accounts, savings accounts and time deposits. The Argentine Central Bank may modify, at any time, and with general scope, the amount of the mandatory deposit guarantee insurance. As from January 2011, the Argentine Central Bank decided to increase the limit of the deposit insurance to Ps.120,000.

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

Priority Rights of Depositors

According to Section 49 (e) of the Financial Institutions Law, in the event of a judicial liquidation or the bankruptcy of a financial entity, the holders of deposits in Pesos and foreign currency benefit from a general priority right to obtain repayment of their deposits up to the amount set forth below, with priority over all other creditors, with the exception of the following: (i) credits secured by a mortgage or pledge, (ii) rediscounts and overdrafts granted to financial entities by the Argentine Central Bank, according to Section 17 subsections (b), (c) and (f) of the Argentine Central Bank Charter, (iii) credits granted by the Banking Liquidity Fund created by Decree No. 32 of December 26, 2001, secured by a mortgage and pledge and (iv) certain labor credits, including accrued interest until their total cancellation.

The holders of the following deposits are entitled to the general preferential right established by the Financial Institutions’ Law in the following order:

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

Concealment and Laundering of Assets of a Criminal Origin

Law No. 25,246 (as amended in July 2011 by Law No. 26,683) incorporates money laundering as a crime under the Argentine Criminal Code. Additionally, with the goal of preventing money laundering, the UIF was created under the jurisdiction of the Argentine Ministry of Justice, Security and Human Rights. The main consequence of such modification is that money laundering is now classified as a separate offense.

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

The minimum and maximum of the criminal scale will be doubled when (i) the foregoing acts were crimes that are particularly serious, meaning those crimes with a punishment that is greater than three years of imprisonment; (ii) the perpetrator committed the crime for profit; and (iii) the perpetrator regularly performs concealment activities. The criminal scale will only be increased once, even when more than one of the above-mentioned acts occurs. In such a case the court may take into consideration the multiple acts when individualizing the punishment.

In addition, the regulations establish that: (i) within the framework of a review of reported suspicious activity, the person that is required by the UIF to provide information may not withhold it claiming such information is a banking, stock market or professional secret nor because it is legally or contractually confidential; (ii) if after having completed its analysis of the reported activity, the UIF has found sufficient elements to suspect that the activity is a money laundering operation pursuant to the law, then the UIF shall notify the Public Ministry in order to determine if a criminal prosecution should begin; and (iii) those persons who have acted for their spouse, any relative that is related by blood up to the fourth degree or by marriage up to the second degree or a close friend or a person to whom they owe special gratitude, shall be exempted from criminal responsibility.

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

Banco Galicia formed the “Committee for the Control and Prevention of Money Laundering”, the name of which was changed in 2005 to the “Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities”, which is responsible for establishing and maintaining the general guidelines for Banco Galicia’s strategy to control and prevent money laundering and the financing of terrorism. For more information, see “Item 6. Directors, Senior Management and Employees-Functions of the Board of Directors of Banco Galicia”. In addition, a unit specializing in this area was created, the Anti-Money Laundering Unit, which is responsible for the execution of the policies passed by the committee and for the monitoring of control systems and procedures in order to ensure that they are adequate. CFA also has a Committee for the Control and Prevention of Money Laundering.

The “guide for unusual or suspicious transactions within the scope of the financial and foreign exchange system” (passed by Resolution No. 121/2011 of the UIF) establishes the obligation to report, among others, the following investment related transactions: (i) investments related to purchases of government or corporate securities given in custody to the financial institution if such securities’ value appears to be inappropriate due to the type of business of the client; (ii) deposits or “back to back” loan transactions with branches, subsidiaries or affiliates of the bank in places known to be “tax havens” or countries or territories considered by the Financial Action Task Force as non-cooperative, (iii) client requests for investment management services (whether in foreign currency, shares or trusts) where the source of the funds is not clear or is not consistent with its business; (iv) significant and unusual movements in custodial accounts; (v) frequent use by infrequent clients of special investment accounts whose owner is the financial entity; and (vi) regular securities transactions, through purchases and sales on the same day and for identical volumes and nominal values, taking advantage of quotation differences, when such transactions are not consistent with the client’s profile and regular activity. Such reporting obligation generally consists of performing due diligence in order to get to know the client and to understand the corresponding transaction and also, if applicable, to report any irregular or suspicious activity to the UIF, pursuant to the terms and conditions established by the regulation applicable to such obligated party.

Law No. 26,734 enacted on December 22, 2011, incorporated terrorism financing and the financing of terrorism as an aggravating circumstance to all criminal conduct in the Argentine Criminal Code.

Such law punishes any individual who either directly or indirectly collects or provides goods or money with the intention of being used, or knowing that they will be used, in whole or in part (i) to finance committing a crime with the purpose established in Section 41.5, (ii) for an organization who commits or attempts to commit crimes with the purpose established in Section 41.5 and (iii) for a person who commits or attempts to commit or participates in any way with committing crimes with the purpose established in Section 41.5.

The new legislation also punishes terrorism as an aggravating factor in other punishable crimes when any such offense was committed in order to terrorize the population.

Item 4.A. Unresolved Staff Comments

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

We have increased our regulatory capital through the purchase of CFA and through internal origination. The increase in our overall level of activity, which led to the above-mentioned increase in the volume of our fee based business and financial intermediation with the private sector, has had a positive impact on our net financial income and on our net income from services. Loan loss provisions increased due to the deterioration of individuals’ loan portfolios, due to the incorporation of CFA’s loan portfolio since June 2010 and also due to the worsening of the economic condition.

During this period, we expanded our distribution network, with a related increase in personnel and a greater use of resources in general, as well as expenses for advertising and publicity. In addition, the administrative expenses reflect an inflationary environment and the adjustment of salaries that has taken place.

In spite of the slowdown in the Argentine economy during 2012, Banco Galicia managed to expand its business with the private sector and to improve its income generation, while strengthening its financial condition, the coverage of its credit risks in a scenario of deterioration of asset quality.

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

The Argentine Economy

While a high degree of uncertainty affected international markets during the first half of 2012, particularly with respect to a possible exit of Greece from the European Union and the persistence of fiscal and economic problems throughout Europe, the actions carried out by central banks worldwide, particularly during the second half of the year, managed to reverse the negative market trends and reduce the previous levels of increased volatility.

Specifically, the European Central Bank stated it was willing and able to redeem the sovereign debt of troubled countries in the European Union. In September 2012, the U.S. Federal Reserve initiated its third attempt to stimulate growth pursuant to a non-traditional monetary stimulus, which, in turn, increased investors’ appetite for risk. As a result, several main stock exchanges demonstrated strong recovery during the second half of 2012, while commodities demonstrated a positive trend and a general emerging reduction of risk was noted.

In connection with the high levels of volatility, the developed economies remained stagnant, particularly in Europe, while emerging economies generally demonstrated a slowdown in their rate of expansion. Specifically, the Brazilian economy, which significantly impacts Argentina’s economy, demonstrated a significant slowdown, growing by 1% in 2012, as compared to 2.7% in 2011 and 7.5% in 2010.

As a result, the prices of Argentina’s major exports began to recover by mid-2012, driven not only by a weak dollar and a better market environment, but also by reduced crop yields in the U.S. As such, Argentina’s major exports experienced an average overall increase of 8.8%, according to the Commodity Index, with a drop of 1.8% in the first half of 2012 that was offset by a recovery of 20.1% in the second half of 2012. Financial assets were subject to volatility in the international markets and to additional uncertainty caused by increased regulations in the foreign exchange market, amendments to the Capital Market Law, the YPF nationalization and the various statuses of the legal proceedings (still unresolved) between the holders of defaulted debt and Argentina.

It is estimated that activity decreased by 0.3% in 2012, which implied a significant decline as compared to the 5.8% growth noted in 2011. This decrease took place primarily during the second half of 2012, when there was a 2.7% drop with respect to the prior quarter, as compared to an average growth of 1.0% for the remaining 2012 quarters.

With respect to supply, the financial intermediation sector showed the best performance, with a 17.4% annual increase, followed by electricity, gas and water (+3.0%). On the other hand, the manufacturing industry showed a decrease higher than the general average, falling by 1.9% due to the slowdown of the domestic economy and the Brazilian economy (the most important purchaser in some sectors, such as the automotive sector). The drop of this activity was only beaten by construction (-2.2%) and the agricultural sector (-6.4%). The latter suffered the strong crop reduction of around 20%, as a result of the drought in the 2011/2012 time period.

The Industrial Production Index prepared by Fundación de Investigaciones Económicas Latinoamericanas (FIEL) posted a 1.7% annual accumulated decrease in 2012. The sectors that decreased the most were the iron and steel industry, with a total decrease of 8.5% and the automotive sector, with a decrease of 8.4%, whereas fuel was the sector that increased the most during this period (+3.0%).

The unemployment rate increased from 6.7% of the economically active population for the fourth quarter of 2011 to 6.9% for the same quarter of 2012, thus reflecting the impact of the economic activity level on the labor market.

In the monetary area, the main monetary aggregates increased during the 2012 fiscal year, above the overall nominal economic growth. By the end of the 2012 fiscal year, the monetary base of the Argentine government recorded a 39.0% annual expansion. The Ps.84,430 million growth was mainly due to an increase in financing provided to the National Treasury and the intervention in the foreign exchange market, which amounted to Ps.47,495 million and Ps.41,086 million, respectively. In fiscal year 2012, Lebac and Nobac transactions led to a decrease of Ps.3,300 million through the issuance of such instruments. This trend was as well reflected in the performance of the private-sector M2 (money in circulation and deposits in savings and checking accounts that belong to the private sector), which grew 37.2% as compared to 2011. On the other hand, total M2 (including deposits from public sector) grew 40.1% as compared to 28.9% in 2011.

Interest rates decreased in the beginning of 2012 as a result of the restrictions on access to the foreign exchange market, which gave rise to increased liquidity in the financial system. During the second half of 2012, however, such liquidity began to decrease, with the resumption of credit growth causing interest rates to increase moderately.

The reference exchange rate established by the Argentine Central Bank increased from Ps.4.303 to Ps.4.917 per Dollar between December 30, 2011 and December 31, 2012 (equivalent to a 14.3% depreciation); while the average exchange rate increased from Ps.4.131 per Dollar in 2011 to Ps.4.550 per Dollar in 2012.

The inflation rate recorded for 2012 was 10.8%, as measured by the CPI published by INDEC, which is higher than the 9.5% inflation rate recorded in 2011. In turn, the WPI increased 13.1%. According to private estimates, consumer prices increased approximately 24.0% during 2012.

In the fiscal area, tax revenues as of November 30, 2012, including social security grew 26.4% as compared to a 30.0% increase in the same period of 2011. This decreased expansion was a result of the overall decrease in economic activity, as well as the lower contributions received from taxes on exports. On the other hand, primary expenditures (with information as of November) increased by 29.0% on an annual basis in 2012 and slowed down clearly as from the second quarter of the year, demonstrating a 23.8% year over year growth between July and October 2012. Therefore, as of November 30, 2012, the Argentine public sector achieved a primary surplus of Ps.6,672 million, equivalent to 0.3% of the GDP, showing a decline against the 0.7% recorded in the same period of 2011. After interest payment for Ps.29,087 million, the financial deficit amounted to Ps.22,415 million, equivalent to 1.0% of GDP.

According to the Bank’s estimates and based on preliminary year end information, the balance of payments on current account is projected to reach a surplus amounting to US$2,100 million in 2012. In terms of GDP, this would amount to a significant improvement from a 0.05% deficit in 2011 to a 0.43% surplus in 2012. The balance of trade posted a US$12,690 million surplus over the year, above the US$2,675 million posted in 2011.

Exports decreased by 3%, as compared to 2011, due to a 5% drop in year over year export volumes, partially mitigated by a 2% rise in prices. This decline in the amount exported represents a strong slowdown, as compared to the 6% increase noted in 2011 and the 18% noted in 2010. Such decline is largely a result of lower crop yields, mainly of soy, due to the drought and the slowdown of the Brazilian economy, which affected industrial goods. Although declines were noted in the exported value of all industries, commodities performed the best because they were the only industry where the amounts exported (+1%) increased. However, the 5% drop in prices implied a 3% decrease in the exported value of such products.

On the other hand, imports decreased by 7% in 2012, as a result of a decline in the volume of goods imported, as compared to the 31% increase in imports in 2011. Imports of intermediate goods represented 29% and decreased by 8% as compared to 2011, followed, in order of importance, by capital goods, which represented 18% and decreased by 13% as compared to 2011.

The non-financial private sector’s capital account (as per estimates made by the single free exchange market) posted a net foreign currency outflow of US$1,281 million during the first nine months of 2012, demonstrating a strong recovery against the US$6,697 million outflow in the first nine months of 2011. As of December 31, 2012, the Argentine Central Bank’s international reserves amounted to US$43,290 million, US$3,086 million lower than those as of December 31, 2011.

The Argentine Financial System

Financial intermediation continued to develop strongly in 2012. The loans-to-private-sector to GDP ratio, an indicator of the financial system depth, increased from 15.6% in 2011 to 16.6% in 2012.

Total loans to the private sector in the financial system grew 30.8% in 2012, reaching Ps.375,225 million. The category of loans that experienced the most growth were consumer credit lines, comprised of loans through credit cards and personal loans, which increased 33.7% as compared to 2011, reaching Ps.136,791 million as of December 31, 2012. Short-term commercial loans, which include overdrafts and promissory notes, grew 23.5% as compared to 2011, amounting to Ps.111,017 million as of December 31, 2012. Loans secured by a pledge increased 35.5% as compared to 2011, amounting to Ps.22,694 million as of December 31, 2012, whereas mortgage loans increased 28.1% as compared to 2011, amounting to Ps.36,157 million as of December 31, 2012. In turn, loans to the public sector accounted for 9.7% of total assets as of December 2012, decreasing 1 percentage point (“p.p”). year over year.

The financial system’s total deposits increased 28.7% as compared to 2011, amounting to Ps.588,310 million as of December 31, 2012. Deposits from the non-financial private sector increased 30.3% as compared to 2011, amounting to Ps.422,455 million as of December 31, 2012, whereas deposits from the public sector amounted to Ps.162,604 million as of December 31, 2012, representing a 25.4% increase as compared to 2011. Within deposits from the private sector, transactional deposits grew 26.4% as compared to 2011, reaching Ps.219,245 million as of December 31, 2012, while time deposits increased 35.9% as compared to 2011, amounting to Ps.187,539 million as of December 31, 2012.

The average interest rate paid by private banks in December 2012 for deposits up to 59 days was 14.95%, decreasing 239 b.p. as compared to December 2011. This large variation was a result of the high interest rate in in the last two months of 2011. On an annual basis, interest rates showed an overall increase in 2012 as compared to 2011 of 124 b.p.

The evolution described above correlated to lending rates. In December 2012, the rate applicable to overdrafts was 21.79%, 499 b.p. lower than the rate recorded in December 2011; however, the annual average rose to 21.72% (+144 b.p.). Similarly, the promissory notes rate decreased by 315 b.p. as of December 2012, reaching 18.95% and amounting to an 18.81% average during the year (+222 b.p.).

With respect to liquidity, liquidity levels of financial institutions increased in relation to total deposits; such rate rose from an average of 24.7% in December 2011 to 26.9% in December 2012.

The Argentine financial system’s net worth increased by Ps.20,783 million in 2012, which represents a 29.6% improvement over 2011. The Argentine financial system’s profitability was equivalent to 2.9% of total assets, while return on shareholders’ equity was 25.8%, 0.5 p.p. higher than the level recorded the previous year. Income from interest and services amounted to 5.7% and 4.2% of total assets, respectively. In turn, administrative expenses increased from 6.7% to 7.0% of total assets, while provisions for loan losses increased from 0.7% to 0.9% of total assets, thus reflecting the slowdown of the Argentine economy. In line with this, the non-accrual loan portfolio to the non-financial private sector increased from 1.4% in December 2011 to 1.7% in the same month of 2012. Within the framework of prudent policies, the coverage of the private-sector non-accrual loan portfolio with allowances increased recently, reaching historically high levels, such as 172% in November 2011. In 2012, financial institutions reduced their coverage, which stood at 141% at the end of December.

As of December 31, 2012, there were 81 financial institutions in operation in Argentina, including banks and non-banking institutions. Out of these 81, 65 were banks, 53 of which were private-sector banks (concentrating 53.3% of total deposits in the financial system). Of these 53, 33 were domestic banks, one of which was a cooperative bank (which represented 26.8% of total deposits, similar when compared to the end of 2011) and 20 were foreign-owned banks (which represented 26.5% of total deposits, 1.6% lower when compared to the end of 2011). There were 12 government-owned banks as of December 31, 2012 (which represented 46.3% of total deposits), and 16 non-banking financial institutions, with only a 0.4% share of total deposits.

The concentration of the financial system, measured by the deposit-market share of the ten leading banks, reached 77.7% as of December 31, 2012. This percentage was similar to the one recorded by the end of 2011.

Based on information as of December 2012, the Argentine financial system’s banks employed a total of 104,375 people (63.5% of which were employed by the private sector), representing a 1.6% increase throughout 2012.

The Argentine Insurance Industry

The insurance industry continued to grow in 2012. Production amounted to Ps.68,300 million, 29.7% higher than the level recorded for 2011. Out of the total insurance production, 80% related to property insurance, 18% related to life and personal insurance and 2% related to retirement insurance. Within the 80% corresponding to property insurance, the automotive insurance segment comprised the most significant portion with 44% of property insurance, followed by the workers’ compensation segment with 32%.

Within the life insurance business, the group life insurance represented 66% of the segment, followed by individual life insurance, representing 15%, and personal accident insurance, representing 14%.

Inflation

Historically, inflation in Argentina has played a significant role in influencing, often negatively, the economic conditions in Argentina and, in turn, the operations and financial results of companies operating in Argentina, such as Grupo Financiero Galicia.

The chart below presents a comparison of inflation rates published by INDEC, measured by the WPI and the CPI, for the fiscal years 2012, 2011 and 2010. In addition, the chart below presents the evolution of the CER index, published by the Argentine Central Bank, used to adjust the principal of certain of our assets and liabilities, for the periods indicated.

	For the 12-month period ended December 31,
(in percentages)	2012	2011	2010
Price Indices (1) (2)
WPI	13.13	12.67	14.56
CPI	10.84	9.51	10.92
Adjustment Indices
CER	10.55	9.54	11.04

(1)	Data for December of each year as compared to December of the immediately preceding year. Source: INDEC/the Argentine Central Bank.
(2)	The accuracy of the measurements of INDEC is in doubt, and the actual CPI and WPI could be substantially higher than those indicated by INDEC. For example, according to private sector estimates, the CPI approximately increased by 23% (rather than 10.9%) in 2010, 21% (rather than 9.5%) in 2011 and 24% (rather than 10.8%) in 2012.

In the first three months of 2013, the WPI increased 3.05% and the CPI increased 2.37%. Over the same period, the CER increased 2.78%.

Currency Composition of Our Balance Sheet

The following table sets forth our assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER, at the dates indicated.

	As of December 31,
	2012	2011	2010
	(In millions of Pesos)
Assets
In Pesos, Unadjusted	55,493.8	42,860.0	28,319.4
In Pesos, Adjusted by the CER	717.0	579.3	610.8
In Foreign Currency (1)	7,247.4	7,753.7	6,777.9

Total Assets	63,458.2	51,193.0	35,708.1

Liabilities and Shareholders’ Equity
In Pesos, Unadjusted, Including Shareholders’ Equity	55,081.5	39,973.7	28,059.5
In Pesos, Adjusted by the CER	8.2	8.8	13.6
In Foreign Currency (1)	8,368.5	11,210.5	7,635.0

Total Liabilities and Shareholders’ Equity	63,458.2	51,193.0	35,708.1

(1)	If adjusted to reflect forward sales and purchases of foreign exchange made by Grupo Financiero Galicia and recorded off-balance sheet, assets amounted to Ps.10,988.5 million and liabilities to Ps.10,139.9 million.

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

Two other currencies have been defined apart from the Argentine Peso: assets and liabilities adjusted by CER and foreign currency. Banco Galicia’s policy in force establishes limits in terms of maximum “net asset positions” (assets denominated in a currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a currency which are lower than the liabilities denominated in such currency) for mismatches in Pesos adjusted by CER and in foreign currency, as a proportion of Banco Galicia’s RPC, on a consolidated basis.

An adequate balance between assets and liabilities denominated in foreign currency characterizes management strategy for this risk factor, in which management seeks to achieve full coverage of long-term asset-liability mismatches and allows a short-term mismatch management margin that contributes to the possibility of improving certain market situations. Short- and long-term goals are attained by appropriately managing assets and liabilities and by using the financial products available in our market, particularly “dollar futures” both in institutionalized markets (MAE and ROFEX) and in forward transactions performed with customers.

Transactions in foreign currency futures (Dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.

Results of Operations for the Fiscal Years Ended December 31, 2012, December 31, 2011 and December 31, 2010

We discuss below our results of operations for the fiscal year ended December 31, 2012 as compared with our results of operations for the fiscal year ended December 31, 2011, and our results of operations for the fiscal year ended December 31, 2011 as compared with our results of operations for the fiscal year ended December 31, 2010.

Net Income/Loss

	Fiscal Year Ended			Change
	December 31,			December 31,
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Pesos, except percentages)
Consolidated Income Statement
Financial Income	9,129.0	6,017.7	3,614.9	3,111.3	2,402.8
Financial Expenses	3,940.6	2,274.2	1,412.7	1,666.4	861.5
Net financial Income	5,188.4	3,743.5	2,202.2	1,444.9	1,541.3
Provision for Losses on Loans and Other Receivables	1,347.3	843.4	551.5	503.9	291.9
Net income from Services	3,200.0	2,451.7	1,781.9	748.3	669.8
Income from Insurance Activities	651.9	457.4	255.6	194.5	201.8
Administrative Expenses	5,773.6	4,205.2	2,845.3	1,568.4	1,359.9
Minority Interest	(186.4)	(171.0)	(104.3)	(15.4)	(66.7)
Income / (Loss) from Equity Investments	117.4	132.7	62.1	(15.3)	70.6
Miscellaneous Income / (Loss), Net	275.1	295.1	(133.6)	(20.0)	428.7
Income Tax	(789.3)	(753.9)	(258.2)	(35.4)	(495.7)

Net income / (Loss)	1,336.2	1,106.9	408.9	229.3	698.0

Return on Average Assets (1)	2.8	3.1	1.8	(0.3)	1.3
Return on Average Shareholders’ Equity	32.1	37.4	18.6	(5.3)	18.8

(1)	For the calculation of the return on average assets, profits or losses corresponding to minority interests are excluded from net income.

Net income for the fiscal year ended December 31, 2012 was Ps.1,336.2 million, as compared to Ps.1,106.9 million for the fiscal year ended December 31, 2011 and Ps.408.9 million for the fiscal year ended December 31, 2010.

Net earnings per share for the fiscal year ended December 31, 2012 were Ps.1.076, as compared to Ps.0.892 for the fiscal year ended December 31, 2011 and Ps.0.329 for the fiscal year ended December 31, 2010. The return on average assets and the return on average shareholders’ equity for the fiscal year ended December 31, 2012 were 2.76% and 32.12%, respectively, as compared to 3.07% and 37.39%, respectively, for the fiscal year ended December 31, 2011 and to 1.76% and 18.63%, respectively, for fiscal year 2010.

Fiscal Year 2012 Compared to Fiscal Year 2011

Net income for the fiscal year ended December 31, 2012 was Ps.1,336.2 million, as compared to Ps.1,106.9 million for the fiscal year ended December 31, 2011, representing a Ps.229.3 million increase, or 20.7%. Such increase was primarily attributable to:

•	a Ps.3,111.3 million increase in financial income, from Ps.6,017.7 million to Ps.9,129.0 million,

•	a Ps.748.3 million increase in net income from services, from Ps.2,451.7 million to Ps.3,200.0 million, and

•	a Ps.194.5 million increase in income from insurance activities, from Ps.457.4 million to Ps.651.9 million.

Such changes were partially offset by:

•	a Ps.1,666.4 million increase in financial expenses, from Ps.2,274.2 million to Ps.3,940.6 million,

•	a Ps.503.9 million increase in provision for loan losses and other receivables, from Ps.843.4 million to Ps.1,347.3 million, and

•	a Ps.1,568.4 million increase in administrative expenses from Ps.4,205.2 million to Ps.5,773.6 million.

The increase in income as compared to fiscal year 2011 was the result of a significant increase in the volume of financial intermediation with the private sector, which led to an increase in net operating income (net financial income plus net income from services) which more than offset the increases recorded in administrative expenses and in provisions for loan losses.

Fiscal Year 2011 Compared to Fiscal Year 2010

Net income for the fiscal year ended December 31, 2011 was Ps.1,106.9 million, as compared to Ps.408.9 million for the fiscal year ended December 31, 2010, representing a Ps.698.0 million or 170.7% increase. Such increase was primarily attributable to:

•	a Ps.2,402.8 million increase in financial income, from Ps.3,614.9 million to Ps.6,017.7 million,

•	a Ps.669.8 million increase in net income from services, from Ps.1,781.9 million to Ps.2,451.7 million,

•	a Ps.201.8 million increase in income from insurance activities, from Ps.255.6 million to Ps.457.4 million,

•	a Ps.70.6 million increase in income from equity investments, from Ps.62.1 million to Ps.132.7 million, and

•	a Ps.428.7 million increase in miscellaneous income net, from a Ps.133.6 million net loss to a Ps.295.1 million net profit.

Such changes were partially offset by:

•	a Ps.861.5 million increase in financial expenses, from Ps.1,412.7 million to Ps.2,274.2 million,

•	a Ps.291.9 million increase in provision for loan losses and other receivables, from Ps.551.5 million to Ps.843.4 million,

•	a Ps.1,359.9 million increase in administrative expenses from Ps.2,845.3 million to Ps.4,205.2 million, and

•	an increase in income tax of Ps.495.7 million, from Ps.258.2 million to Ps.753.9 million.

The increase in income as compared to fiscal year 2010 was the result of a significant increase in the volume of financial intermediation with the private sector, coupled with an improved efficiency ratio, as a consequence of higher growth in net operating income than in administrative expenses. In addition, net income for fiscal year 2011 included Ps.247.5 million (net of consolidation and elimination adjustments) corresponding to CFA’s income, as well as Ps.118.7 million for the amortization of the negative goodwill from the acquisition of such company. For the same reason, fiscal year 2010, recorded profits for Ps.89.4 million and Ps.51.7 million, respectively, since CFA’s income was included into Banco Galicia’s balance sheet as from the third quarter of 2010.

Financial Income

Our financial income was composed of the following:

	Fiscal Year Ended
	December 31,
	2012	2011	2010
	(in millions of Pesos)
Income on Loans and Other Receivables Resulting from Financial Brokerage and Premiums Earned on Reverse Repurchases	8,010.0	5,160.2	3,061.3
Income from Government and Corporate Securities, Net	961.7	753.0	407.9
CER Adjustment	0.9	2.0	5.3
Other (1)	156.4	102.5	140.4

Total	9,129.0	6,017.7	3,614.9

(1)	Reflects income from receivables from financial leases, differences in the quotation of gold and foreign currency, as well as premiums on forward sales of foreign currency and CER adjustment.

The following table shows our yields on interest-earning assets and cost of funds:

	As of December 31,
	2012		2011		2010
	Average		Average		Average
	Balance	Rate	Balance	Rate	Balance	Rate
	(in millions of Pesos, except rates)
Interest-Earning Assets	42,836.6	21.31	31,941.3	19.05	21,983.3	16.35

Government Securities	5,248.1	13.28	3,785.9	17.25	3,344.1	11.56
Loans	35,196.9	22.85	26,218.7	19.91	16,800.8	18.56
Other	2,391.6	16.17	1,936.7	10.97	1,838.4	4.85

Interest-Bearing Liabilities	30,922.0	9.93	23,328.9	7.92	16,662.5	6.56

Checking Accounts	1.5	—	3.3	—	508.1	1.08
Savings Accounts	6,669.2	0.16	5,825.7	0.18	4,016.2	0.19
Time Deposits	16,710.5	13.38	11,970.2	10.84	8,554.3	8.81
Debt Securities	4,750.7	11.51	3,390.8	10.42	2,276.1	10.04
Other Interest-bearing Liabilities	2,790.1	9.90	2,138.9	8.75	1,307.8	7.50

Spread and Net Yield
Interest Spread, Nominal Basis (1)		11.38		11.13		9.79
Net Yield on Interest-earning Assets (2)		14.14		13.27		11.38
Financial Margin (3)		12.11		11.72		10.02

(1)	Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER adjustment.
(2)	Net interest earned divided by average interest-earning assets. Interest rates include the CER adjustment.
(3)	Represents net financial income, divided by average interest-earning assets.

Fiscal Year 2012 Compared to Fiscal Year 2011

Financial income for the fiscal year ended December 31, 2012 was Ps.9,129.0 million, as compared to Ps.6,017.7 million for the fiscal year ended December 31, 2011, representing a 51.7% increase. Such increase was the result of a higher average volume of interest-earning assets, together with a higher average yield.

The average yield on interest-earning assets for the fiscal year ended December 31, 2012 was 21.31%, as compared to 19.05% for the fiscal year ended December 31, 2011, a 226 b.p. increase primarily as a result of a high average interest rate earned on loans, offset by a lower average yield on government securities.

The average of interest-earning assets for the fiscal year ended December 31, 2012 was Ps.42,836.6 million as compared to Ps.31,941.3 million for the fiscal year ended December 31, 2011, representing a 34.1% increase, which was primarily attributable to the 34.2% increase in the size of the average loan portfolio.

According to Argentine Central Bank information, as of December 31, 2012, Banco Galicia’s estimated market share of loans to the private sector, excluding loans granted by the Regional Credit Card Companies, was 9.05%, as compared to 8.63% as of December 31, 2011, a 42 b.p. increase.

The average interest rate on total loans was 22.85% for the fiscal year ended December 31, 2012, as compared to 19.91% for the fiscal year ended December 31, 2011, representing an increase of 294 b.p. Such increase was primarily attributable to a 204 b.p. increase in the average interest rate earned on Peso-denominated loans to the private sector, which was 24.87% for fiscal year ended December 31, 2012, as compared to 22.83% for the fiscal year ended December 31, 2011. The average interest rate earned on foreign currency denominated loans to the private sector for the fiscal year ended December 31, 2012 was 5.39%, as compared to 3.73% for the fiscal year ended December 31, 2011, representing a 167 b.p. increase. The average position in government securities for the fiscal year ended December 31, 2012 was Ps.5,248.1 million, as compared to Ps.3,785.9 million for the fiscal year ended December 31, 2011, representing an increase of 38.6%. This was primarily attributable to a Ps.1,372.6 million increase in the average position on Peso-denominated government bonds, due to an increase in the average position of securities issued by the Argentine Central Bank (Lebac and Nobac). The average position in Dollar-denominated government bonds recorded an increase of Ps.89.6 million during the fiscal year ended December 31, 2012.

The average yield on government securities for the fiscal year ended December 31, 2012 was13.28%, as compared to 17.25% for the fiscal year ended December 31, 2011, a 397 b.p. decrease. The average interest rate on government securities denominated in Pesos for the fiscal year ended December 31, 2012 was 13.48%, as compared to 17.26% for the fiscal year ended December 31, 2011, a 378 b.p. decrease, mainly due to the lower average rate accrued on Lebac and Nobac, as well as on Bonar 2015 Bonds.

The average “Other Interest-Earning Assets” for the fiscal year ended December 31, 2012 was Ps.2,391.6million, as compared to Ps.1,936.7 million for the fiscal year ended December 31, 2011, representing an increase of Ps.454.9 million, or 23.5%, mainly attributable to the higher average balance of reverse repurchase agreement transactions. The average rate on “Other Interest-Earning Assets” for the fiscal year ended December 31, 2012 was 16.17%, as compared to 10.97% for the fiscal year ended December 31, 2011, a 520 b.p. increase. Such increase was attributable to the variation in the average rate of other Peso-denominated assets as such rate increased to 16.92% for the fiscal year ended December 31, 2012 from 12.37% for the fiscal year ended December 31, 2011, predominantly as a result of financial trust transactions. The foreign currency average rate increased to 2.76% from 1.93% for the same periods.

The following table indicates our market share in the segments listed below:

	Fiscal Year Ended
	December 31,
(in percentages)	2012	2011	2010
Total Deposits	6.77	6.62	5.94
Private-Sector Deposits
Total	9.12	8.78	8.35
Deposits in Checking and Savings Accounts and Time Deposits	9.40	9.06	8.60

Total Loans	8.20	7.77	7.98
Private-Sector Loans	9.05	8.63	8.99

Exclusively Banco Galicia within the Argentine market, based on daily information on deposits and loans prepared by the Argentine Central Bank. End-of-month balances are used. Deposits and loans include only principal. The Regional Credit Card Companies’ data is not included.

Fiscal Year 2011 Compared to Fiscal Year 2010

Financial income for the fiscal year ended December 31, 2011 was Ps.6,017.7 million, as compared to Ps.3,614.9 million for the fiscal year ended December 31, 2010, a 66.5% increase. Such increase was the result of a higher average volume of interest-earning assets, together with a higher average yield.

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

The average interest rate on total loans, including the CER adjustment, was 19.91% for the fiscal year ended December 31, 2011, as compared to 18.56% for the fiscal year ended December 31, 2010, an increase of 135 b.p. Such increase was primarily attributable to a 167 b.p. increase in the average interest rate on Peso-denominated loans to the private sector, which was 22.83% for fiscal year ended December 31, 2011, as compared to 21.16% for the fiscal year ended December 31, 2010, a 167 b.p. increase, while the average interest rate on foreign currency denominated loans to the private sector for the fiscal year ended December 31, 2011 was 3.73%, as compared to 4.45% for the fiscal year ended December 31, 2010, a 72 b.p. decrease. The average position in government securities for the fiscal year ended December 31, 2011 was Ps.3,785.9 million, as compared to Ps.3,344.1 million for the fiscal year ended December 31, 2010, an increase of 13.2%. This was primarily attributable to a Ps.1,010.9 million increase in the average position on Peso-denominated government bonds, which increase was partially offset by the significant decrease in the average position in Dollar-denominated government bonds to Ps.4.4 million for the fiscal year ended December 31, 2011, as compared to Ps.573.5 million for the fiscal year ended December 31, 2010.

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

Financial Expenses

Our financial expenses were composed of the following:

	Fiscal Year Ended
	December 31,
	2012	2011	2010
	(in millions of Pesos)
Interest on Deposits	2,244.8	1,305.7	765.5
Notes	546.9	353.2	230.8
Contributions and Taxes	629.9	412.3	268.6
Other (1)	519.0	203.0	147.8

Total	3,940.6	2,274.2	1,412.7

(1)	Includes interest accrued on liabilities resulting from financial brokerage with international banks and credit entities, premiums payable on repurchase agreement transactions, CER adjustment and, during fiscal year 2012, results from foreign-exchange differences.

Fiscal Year 2012 Compared to Fiscal Year 2011

The financial expenses for the fiscal year ended December 31, 2012 were Ps.3,940.6 million, as compared to Ps.2,274.2 million for the fiscal year ended December 31, 2011, a 73.3% increase. Such increase was mainly attributable to a 32.5% increase in the average balance of interest-bearing liabilities combined with a 201 b.p. increase in the average cost thereof.

The average interest-bearing liabilities for the fiscal year ended December 31, 2012 were Ps.30,992.0 million, as compared to Ps.23,328.9 million for the fiscal year ended December 31, 2011. Such increase was mainly attributable to the Ps.5,582 million increase in total interest-bearing deposits, which increased from Ps.17,799.2 million to Ps.23,381.2 million, a Ps.1,359.9 million increase in the average balance of debt securities, from Ps.3,390.8 million to Ps.4,750.7 million, and an increase of Ps.651.2 million in the average balance of “Other Interest-Bearing Liabilities”, from Ps.2,138.9 million to Ps.2,790.1 million.

With respect to the total average interest-bearing deposits for the fiscal year ended December 31, 2012, Ps.2,861.1 million were Dollar-denominated deposits and Ps.20,520.1 million were Peso-denominated deposits, as compared to Ps.3,716.8 million and Ps.14,082.4 million, respectively, for the fiscal year ended December 31, 2011.

Average Peso-denominated deposits in saving accounts increased 37.3% and time deposits increased 48.9%. Dollar-denominated deposits decreased during the period, as well as in the financial system as a whole. Average deposits in Dollars fell 23.0% during fiscal year 2012, with deposits in savings accounts decreasing 32.9% and time deposits decreasing by 12.7%.

Considering Argentine Central Bank information, considering only deposits from the private sector in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share was 9.40% for the fiscal year ended December 31, 2012, as compared to 9.06% for the fiscal year ended December 31, 2011, a 34 b.p. increase.

The average rate on interest-bearing deposits for the fiscal year ended December 31, 2012 was 9.61%, as compared to 7.35% for the fiscal year ended December 31, 2011, a 226 b.p. increase. Peso-denominated deposits for the fiscal year ended December 31, 2012 accrued at a 10.88% average interest rate, as compared to 9.21% for the fiscal year ended December 31, 2011, a 167 b.p. increase. The rate of Dollar-denominated deposits for the fiscal year ended December 31, 2012 was 0.50%, as compared to 0.30% for the fiscal year ended December 31, 2011, a 20 b.p. increase.

The average balance of debt securities for the fiscal year ended December 31, 2012 was Ps.4,750.7 million, as compared to Ps.3,390.8 million for the fiscal year ended December 31, 2011, a 40.1% increase. This increase was mainly attributable to the issuance of notes by Tarjeta Naranja, Tarjetas Cuyanas and CFA, and to the variation in the quotation of the Dollar during the period.

The average interest rate for debt securities for the fiscal year ended December 31, 2012 was 11.51%, as compared to 10.42% for the fiscal year ended December 31, 2011, a 109 b.p. increase.

The average balance of “Other Interest-Bearing Liabilities” for the fiscal year ended December 31, 2012 was Ps.2,790.1 million, with an average rate of 9.90%, as compared to Ps.2,138.9 million for the fiscal year ended December 31, 2011, with an average rate of 8.74%, a 30.4% increase in the average balance and a 115 b.p. increase in the average rate, respectively. This item includes mainly Peso and Dollar-denominated debt with international banks and credit entities, and Peso and Dollar-denominated obligations in connection with repurchase agreement transactions for government securities. The Ps.651.2 million increase in the average balance was mainly attributable to the higher average balance of transactions with banks and international entities.

The financial expenses for the fiscal year ended December 31, 2012 included a Ps.189.2 million loss from fluctuations in foreign currency exchange rates. These financial expenses were composed of a Ps.159.6 million gain from foreign exchange brokerage activities and a Ps.348.8 million loss from the valuation of the net position in foreign currency. For the fiscal year ended December 31, 2011 the result from fluctuations in the foreign currency exchange was positive and is disclosed under the item “Other” in the Financial Income table above.

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

The average interest-bearing liabilities for the fiscal year ended December 31, 2011 were Ps.23,328.9 million, as compared to Ps.16,662.5 million for the fiscal year ended December 31, 2010, a 40.0% increase. Such increase was mainly attributable to the Ps.4,720.6 million increase in total interest-bearing deposits, which increased from Ps.13,078.6 million to Ps.17,799.2 million, a Ps.1,114.7 million increase in the average balance of debt securities, from Ps.2,276.1 million to Ps.3,390.8 million, and an increase of Ps.831.0 million in the average balance of “Other Interest-Bearing Liabilities”, from Ps.1,307.1 million to Ps.2,138.1 million.

The increase in the average balance of interest-bearing deposits was mainly attributable to an increase in Banco Galicia’s deposits in savings accounts and time deposits. The decrease in the average balance of interest-bearing checking accounts was due to the elimination of such accounts as from May 2010, pursuant to the Argentine Central Bank’s regulations. Average transactional interest-bearing deposits increased 28.8%, while time deposits grew 39.9%.

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

The average rate on interest-bearing deposits for the fiscal year ended December 31, 2011 was 7.35%, as compared to 5.86% for the fiscal year ended December 31, 2010, a 149 b.p. increase. Peso-denominated deposits for the fiscal year ended December 31, 2011 accrued at a 9.21% average interest rate, as compared to 7.45% for the fiscal year ended December 31, 2010, a 176 b.p. increase. The rate of Dollar-denominated deposits for the fiscal year ended December 31, 2011 was 0.30%, as compared to 0.40% for the fiscal year ended December 31, 2010, a 10 b.p. decrease.

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

The average balance of “Other Interest-Bearing Liabilities” for the fiscal year ended December 31, 2011 was Ps.2,138.1 million, with an average rate of 8.75%, as compared to Ps.1,307.1 million for the fiscal year ended December 31, 2010, with an average rate of 7.50%, a 63.6% increase in average balance and a 125 b.p. increase in average rate, respectively. This item includes mainly Peso and Dollar-denominated debt with international banks and credit entities, and Peso and Dollar-denominated obligations in connection with repurchase agreement transactions of government securities. The Ps.831.0 million increase in the average balance was mainly attributable to the higher average balance of transactions with banks and international entities.

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

Net Financial Income

Fiscal Year 2012 compared to Fiscal Year 2011

Net financial income for the fiscal year ended December 31, 2012 was Ps.5,188.4 million, with a corresponding financial margin of 12.11%, as compared to Ps.3,743.5million for the fiscal year ended December 31, 2011 with a corresponding financial margin of 11.72%, a Ps.1,444.9 million increase and a 39 b.p. increase, respectively.

The increase in net financial income for the fiscal year ended December 31, 2012 was mainly attributable to a significant increase in the volume of activity with the private sector, partially offset by the lower spread related to Peso-denominated transactions, which decreased to 11.31% for fiscal year 2012 from 11.56% for fiscal year ended December 31, 2011.

Fiscal Year 2011 compared to Fiscal Year 2010

Net financial income for the fiscal year ended December 31, 2011 was Ps.3,743.5 million (including Ps.658.1 million from CFA), with a corresponding financial margin of 11.72%, as compared to Ps.2,202.2 million for the fiscal year ended December 31, 2010 (including Ps.282.2 million from CFA), with a corresponding financial margin of 10.02%, a Ps.1,541.3 million increase and a 170 b.p. increase, respectively.

The increase in net financial income for the fiscal year ended December 31, 2011 was mainly attributable to a significant increase in the volume of activity with the private sector, a higher average spread and the increase recorded in non interest-bearing liabilities.

Provision for Losses on Loans and Other Receivables

Fiscal Year 2012 compared to Fiscal Year 2011

Provisions for losses on loans and other receivables for the fiscal year ended December 31, 2012 were Ps.1,347.3 million, as compared to Ps.843.4 million for the fiscal year ended December 31, 2011, a Ps.503.9 million increase due to an increase in the size of the individuals portfolio. The non-accrual loan portfolio as a percentage of total loans increased from 2.63% at the end of fiscal year 2011 to 3.37% at the end of fiscal year 2012, primarily as a result of the worsening of the macroeconomic variables related to the consumer loan portfolio. During 2012, Banco Galicia established allowances for loan losses for Ps.1,343.5 million.

The coverage of the non-accrual portfolio with allowances decreased from 152.01% at fiscal year-end 2011 to 115.86% at fiscal year-end 2012.

Direct charges, net of recoveries, represented a gain of Ps.132.1 million. Charge-offs against allowances for loan losses were Ps.835.2 million.

Fiscal Year 2011 compared to Fiscal Year 2010

Provisions for losses on loans and other receivables for the fiscal year ended December 31, 2011 were Ps.843.4 million, as compared to Ps.551.5 million for the fiscal year ended December 31, 2010, a Ps.291.9 million increase. The non-accrual loan portfolio as a percentage of total loans decreased from 3.37% at the end of fiscal year 2010 to 2.63% at the end of fiscal year 2011, due to the credit recovery management and the increase in the total portfolio. During 2011, Banco Galicia established allowances for loan losses for Ps.820.1 million.

The coverage of the non-accrual portfolio with allowances increased from 137.57% as of the fiscal year ended December 31, 2010 to 152.01% as of the fiscal year ended December 31, 2011.

Direct charges, net of recoveries, represented a gain of Ps.162.4 million. Charge-offs against allowances for loan losses amounted to Ps.552.5 million.

Net Income from Services

Our net income from services consisted of:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Pesos)			(in percentages)
Income From
Credit and Debit Cards	3,036.8	2,235.9	1,576.6	35.8	41.8
CFA	104.3	70.4	32.9	48.2	114.0
Deposit Accounts	652.0	475.4	349.0	37.1	36.2
Cash Management	38.7	30.7	24.7	26.1	24.3
Safe Deposit Box	98.7	72.3	51.2	36.5	41.2
Services for Shipments	26.2	22.5	18.1	16.4	24.3
Financial Fees	70.2	54.9	56.7	27.9	(3.2)
Credit-related Fees	233.5	224.9	150.7	3.8	49.2
Check Collection	79.1	65.5	44.9	20.8	45.9
Collection Services (Taxes and Utility Bills)	64.5	52.2	36.9	23.6	41.5
International Trade	98.8	87.9	67.2	12.4	30.8
Other (1)	151.1	127.7	106.0	18.3	20.5

Total Income	4,653.9	3,520.3	2,514.9	32.2	40.0

Total Expenses	1,453.9	1,068.6	733.0	36.1	45.8

Net Income from Services	3,200.0	2,451.7	1,781.9	30.5	37.6

(1)	Includes, among others, fees from investment banking activities, asset management, assets under custody and guarantees granted.

Fiscal Year 2012 Compared to Fiscal Year 2011

Net income from services for the fiscal year ended December 31, 2012 was Ps.3,200.0 million, as compared to Ps.2,451.7 million for the fiscal year ended December 31, 2011, a 30.5% increase. The Bank’s strategic positioning in the different segments, the significant growth in the business volume, mainly in connection with credit and debit cards, and the rise in prices, in line with the dynamics of the market, account for the increases in all items noted in the chart above.

Banco Galicia’s income from credit and debit card transactions, on an individual basis, for the fiscal year ended December 31, 2012 was Ps.1,223.9 million, as compared to Ps.897.3 million for the fiscal year ended December 31, 2011, a 36.4% increase. Such increase was mainly attributable not only to the greater number of credit cards managed, but also to the greater average amount of purchases made with each card during the year. The total number of cards managed by Banco Galicia excluding those issued by the Regional Credit Card Companies and CFA, for the fiscal year ended December 31, 2012 was 2.2 million, as compared to 1.9 million for the fiscal year ended December 31, 2011, a 15.6% increase.

Income from services corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2012 was Ps.1,812.9 million, as compared to Ps.1,338.6 million for the fiscal year ended December 31, 2011, a 35.4% increase. Such increase was mainly attributable to an increase in the amount of purchases made during the fiscal year together with a greater number of issued credit cards. These Regional Credit Card Companies had issued 7.5 million credit cards as of December 31, 2012, as compared to 6.5 million credit cards as of December 31, 2010, a 15.2% increase.

Significant growth levels were achieved by Banco Galicia for the fiscal year ended December 31, 2012, particularly in the amount of fees collected in connection with deposit accounts (37.1%), safe deposit boxes (36.5%), financial fees (27.9%), cash management (26.1%), collection services (23.6%) and check collection (20.8%), as compared to the fiscal year ended December 31, 2011.

Total deposit accounts for the fiscal year ended December 31, 2012 were 2.4 million, as compared to 2.2 million for the fiscal year ended December 31, 2011, representing a 10.3% increase.

Expenses from services for the fiscal year ended December 31, 2012 were Ps.1,453.9 million, as compared to Ps.1,068.6 million for the fiscal year ended December 31, 2011, representing a 36.1% increase. Such increase was mainly attributable to an increase in the number and frequency of promotions related to credit cards.

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

Banco Galicia’s income from credit and debit card transactions, on an individual basis, for the fiscal year ended December 31, 2011 was Ps.897.3 million, as compared to Ps.664.7 million for the fiscal year ended December 31, 2010, a 35.0% increase. Such increase was mainly attributable not only to the greater number of credit cards issued, but also to the greater average amount of purchases made with each card during the year. The total number of cards managed by Banco Galicia excluding those issued by the Regional Credit Card Companies and CFA, for the fiscal year ended December 31, 2011 was 1.9 million, as compared to 1.6 million for the fiscal year ended December 31, 2010, a 23.6% increase.

Income from services corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2011 was Ps.1,454.1 million, as compared to Ps.979.6 million for the fiscal year ended December 31, 2010, a 48.4% increase. Such increase was mainly attributable to an increase in the amount of purchases made during the fiscal year together with a greater number of issued credit cards. These Regional Credit Card Companies had issued 6.5 million credit cards as of December 31, 2011, as compared to 5.3 million credit cards as of December 31, 2010, a 19.7% increase.

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

The following table sets forth the number of credit cards outstanding as of the dates indicated:

	December 31,			% Change
				December 31,
Credit Cards	2012	2011	2010	2012/2011	2011/2010
	(number of credit cards, except otherwise noted)			(percentages)
Visa	1,495,934	1,317,402	1,102,730	13.55	19.47
“Gold”	342,678	300,536	292,400	14.02	2.78
International	772,946	642,828	504,687	20.24	27.37
Domestic	117,562	162,515	164,120	(27.66)	(0.98)
“Business”	58,011	46,211	36,878	25.54	25.31
“Corporate”	2,971	2,421	1,718	22.72	40.92
“Platinum”	201,766	162,891	102,927	23.87	58.26
Galicia Rural	12,472	10,619	8,716	17.45	21.83
American Express	644,710	524,560	392,247	22.90	33.73
“Gold”	211,297	183,472	168,899	15.17	8.63
International	282,744	228,966	153,526	23.49	49.14
Platinum	150,669	112,122	69,822	34.38	60.58
MasterCard	100,288	96,644	72,738	3.77	32.87
“Gold”	30,592	26,918	24,613	13.65	9.36
MasterCard	69,058	68,951	47,186	0.16	46.13
Argencard	638	775	939	(17.68)	(17.47)
Regional Credit Card Companies	7,494,721	6,504,825	5,432,841	15.22	19.73
Local Brands (1)	4,242,386	3,879,919	3,364,988	9.34	15.30
Visa	2,741,907	2,172,228	1,726,281	26.23	25.83
MasterCard	478,173	422,266	317,759	13.24	32.89
American Express	32,255	30,412	23,813	6.06	27.71
CFA	88,987	64,989	53,369	36.93	21.77
Visa	79,488	53,761	38,834	47.85	38.44
MasterCard	9,499	11,228	14,535	(15.40)	(22.75)

Total	9,837,112	8,519,039	7,062,641	15.47	20.62

Total Amount of Purchases (in millions of Pesos)	Ps.52,804	Ps.38,207	Ps.26,950	38.21	41.77

(1)	It corresponds to Tarjeta Naranja, Tarjetas Cuyanas, Tarjetas del Mar and La Anónima.

Administrative Expenses

The following table sets forth the components of our administrative expenses:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Pesos)			(in percentages)
Salaries and Social Security Contributions	2,784.7	2,008.2	1,382.2	38.7	45.3
Property-related Expenses	280.8	218.7	162.5	28.4	34.6
Personnel Services	158.1	124.2	89.3	27.3	39.1
Advertising and Publicity	359.3	280.5	189.6	28.1	47.9
Amount Accrued in Relation to Directors’ and Syndics’ Compensation	49.9	38.2	37.2	30.6	2.7
Electricity and Communications	191.7	135.6	106.4	41.4	27.4
Taxes	435.7	298.6	190.7	45.9	56.6
Other	1,513.4	1,101.2	687.4	37.4	60.2

Total	5,773.6	4,205.2	2,845.3	37.3	47.8

Fiscal Year 2012 Compared to Fiscal Year 2011

Administrative expenses for the fiscal year ended December 31, 2012 were Ps.5,773.6 million, as compared to Ps.4,205.2 million for the fiscal year ended December 31, 2011, a 37.3% increase.

Salaries, social security contributions and expenses related to personnel services for the fiscal year ended December 31, 2012 were Ps.2,942.8 million, as compared to Ps.2,154.1 million for the fiscal year ended December 31, 2011, a 36.6% increase. Such increase was mainly attributable to the salary increase agreement with the unions and the 6.1% increase in the number of employees.

The remaining administrative expenses for the fiscal year ended December 31, 2012 were Ps.2,830.8 million, as compared to Ps.2,051.1million for the fiscal year ended December 31, 2011, a 38.0% increase. Such increase was mainly attributable to a higher level of activity, to the geographic expansion of Banco Galicia and the Regional Credit Card Companies, the rise in utility rates and the increases in amounts payable pursuant to agreements with different service providers, the main component of which is labor.

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

Income from Insurance Activities

Fiscal Year 2012 Compared to Fiscal Year 2011

Income from insurance activities amounted to Ps.651.9 million in fiscal year 2012, 42.5% higher than the Ps.457.4 million income recorded in fiscal year 2011, mainly as a consequence of a significant increase in the volume of premiums issued on all the insurance products sold.

Fiscal Year 2011 Compared to Fiscal Year 2010

Income from insurance activities amounted to Ps.457.4 million in fiscal year 2011, 79% higher than the Ps.255.6 million income recorded in fiscal year 2010, mainly as a consequence of a significant increase in the volume of premiums issued on all the insurance products sold.

Income/(Loss) from Equity Investments

Fiscal Year 2012 compared to Fiscal Year 2011

Income from equity investments for the fiscal year ended December 31, 2012 was Ps.117.4 million, as compared to Ps.132.7 million for the fiscal year ended December 31, 2011. The decrease of Ps.15.3 million was mainly attributable to a lower amortization of CFA’s negative goodwill, as fiscal year 2011 included the accelerated amortization of Ps.16.4 million recorded by Tarjetas Regionales as a result of the sale of its equity investment in CFA to Banco Galicia and Grupo Financiero Galicia. This decline in income for equity investments was partially offset by the collection of higher dividends from VISA Argentina S.A.

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

Miscellaneous Income/(Loss), Net

Fiscal Year 2012 compared to Fiscal Year 2011

Miscellaneous net income for the fiscal year ended December 31, 2012 was Ps.275.1 million, as compared to Ps.295.1 million for the fiscal year ended December 31, 2011, a Ps.20.0 million decrease.

The result for the 2012 fiscal year was mainly attributable to profits from loans recovered and punitive interest for a total amount of Ps.317.2 million, and adjustments and interest for miscellaneous receivables amounting to Ps.52.5 million, mainly from profits on security margins of repurchase agreement transactions. Such profits were partially offset by the establishment of net allowances for Ps.80.9 million.

During fiscal year 2011, adjustments and interest were recorded for miscellaneous receivables, and for loans recovered and punitive interest in the amounts of Ps.66.1 million and Ps.269.3 million, respectively. These profits were lessened by the establishment of net allowances which amounted to Ps.43.1 million.

Fiscal Year 2011 compared to Fiscal Year 2010

Miscellaneous net income for the fiscal year ended December 31, 2011 was Ps.295.1 million, as compared to a Ps.133.6 million loss for the fiscal year ended December 31, 2010, a Ps.428.7 million increase. The net income for the 2011 fiscal year was mainly attributable to profits from loans recovered and punitive interests, in a total amount of Ps.269.3 million, which were partially offset by the establishment of net allowances in the amount of Ps.43.1 million.

Income Tax

Fiscal Year 2012 compared to Fiscal Year 2011

The income tax charge for the fiscal year ended December 31, 2012 was Ps.789.3 million, as compared to Ps.753.9 million for the fiscal year ended December 31, 2011, a Ps.35.4 million increase.

The effective income tax rate for fiscal year 2012 was 37.1% lower than the 40.5% recorded in 2011.

Fiscal Year 2011 compared to Fiscal Year 2010

The income tax charge for the fiscal year ended December 31, 2011 was Ps.753.9 million, as compared to Ps.258.2 million for the fiscal year ended December 31, 2010, a Ps.495.7 million increase. Such increase was mainly attributable to the fact that during 2011 Banco Galicia used the entirety of its tax loss carryforward with taxable income and, consequently, began to accrue the income tax charge, which for the fiscal year ended December 31, 2011 amounted to Ps.325.7 million.

U.S. GAAP and Argentine Banking GAAP Reconciliation

General

We prepare our financial statements in accordance with Argentine Banking GAAP. The more significant differences between Argentine Banking GAAP and U.S. GAAP relate to the determination of the allowance for loan losses, the carrying value of certain government securities and receivables for government securities, the accounting of Banco Galicia’s foreign debt restructuring, goodwill, securitization and recognition of deferred income taxes. For more detail on differences in accounting treatment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2012, see Note 35 to our consolidated financial statements.

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

The following table shows the allowance for loan losses for the periods indicated under Argentine Banking GAAP and U.S. GAAP and the corresponding shareholders’ equity adjustment under U.S. GAAP:

	December 31, 2012	December 31, 2011	December 31, 2010
	(in millions of Pesos)
Argentine Banking GAAP	1,761.4	1,300.6	870.2	(1)
U.S. GAAP
ASC 310
Allowance for Loan Losses	70.6	40.5	61.6
ASC 450	1,660.5	1,239.0	743.1

U.S. GAAP Shareholders’ Equity Adjustment (2)	30.3	21.1	65.5

(1)	The balance does not include Ps.185,381 of CFA allowances for loan losses as of the acquisition date.
(2)	Including qualitative and quantitative adjustments.

ASC 310 Analysis

The non-performing commercial loan portfolio is comprised of loans falling into the following classifications of the Argentine Central Bank:

•	“With Problems”

•	“High Risk of Insolvency”

•	“Uncollectible”

The following table shows our loan loss reserve under ASC 310 for our non-performing commercial loan portfolio as of the dates indicated.

	December 31, 2012	December 31, 2011	December 31, 2010
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP – ASC 310 Analysis	70.6	40.5	61.6

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

The increase in the allowances recorded under ASC 450 is mostly due to a higher volume of credit card and personal loans granted during 2012 and 2011 and the worsening of macroeconomic factors. The table below shows our loan loss reserve under ASC 450 for consumer and performing commercial loans as of the dates indicated.

	December 31, 2012	December 31, 2011	December 31, 2010
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP – ASC 450 Analysis	1,660.5	1,239.0	743.1

In addition to assessing the reasonableness of the loan loss reserve as described above, Grupo Financiero Galicia makes an overall determination of the adequacy of each period’s reserve based on such ratios as:

•	Loan loss reserves as a percentage of non-accrual loans,

•	Loan loss reserves as a percentage of total amounts past due, and

•	Loan loss reserves as a percentage of past-due unsecured amounts.

The table below shows the above-mentioned ratios as of the dates indicated.

	December 31, 2012	December 31, 2011	December 31, 2010
Loan Loss Reserves as a Percentage of Non-accrual Loans	143.90%	202.23%	163.37%
Loan Loss Reserves as a Percentage of Total Amounts Past Due	87.80%	121.00%	116.04%
Loan Loss Reserves as a Percentage of Past-due Unsecured Amounts	159.09%	226.90%	189.79%

The allowance for loan losses has increased approximately 35% during 2012 under U.S. GAAP. This variation is due to an increase in the portfolio of loans to the private sector and to the qualitative approach reflecting current economic conditions, industry performance trends, geographic or obligor concentrations, within each portfolio segment required for smaller-balance impaired and unimpaired.

Carrying Value of Certain Government Securities and Receivables for Government Securities

As of December 31, 2012, our holding of Bonar 2015 Bonds have been recorded at their acquisition cost increased according to the accrual of their internal rate of return under Argentine Banking GAAP.

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

As of December 31, 2010 under Argentine Banking GAAP, our holdings of Boden 2012 Bonds, Bonar 2015 Bonds, securities issued by the Argentine Central Bank and Discount Bonds in Pesos were recorded in accordance with Argentine Central Bank valuation rules for public-sector assets. During 2010, Boden 2012 Bonds corresponding to the Compensatory Bond or Hedge Bond received and Discount Bonds in Pesos were sold. Therefore, the 2010 U.S. GAAP net income reconciliation includes the reversal of the 2009 shareholders’ equity adjustment previously recorded through other comprehensive income that are being realized and reversed through the income statement. Under U.S. GAAP, our holdings of Bonar 2015 Bonds and securities issued by the Argentine Central Bank were considered available for sale and carried at fair value.

The table below shows the book value, market value and amortized cost of Bonar 2015 Bonds as of December 31, 2012 and 2011, respectively.

	December 31, 2012					December 31, 2011
(In millions of Pesos)	Amortized Cost US GAAP	Book Value Argentine Banking GAAP	Market Value	Unrealized (Loss)/ Gain	Shareholders’ Equity Adjustment	Amortized Cost US GAAP	Book Value Argentine Banking GAAP	Market Value	Unrealized (Loss)/ Gain	Shareholders’ Equity Adjustment
Bonar 2015 Bonds	409.9	558.0	601.0	191.1	43	555.1	779.7	849.2	294.1	69.5

Foreign Debt Restructuring

On May 18, 2004, we completed the restructuring of Banco Galicia’s foreign debt. As a result of this restructuring, we recorded a Ps.142.5 million gain under Argentine Banking GAAP.

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

In 2009 and 2010, we repurchased part of the debt maturing in 2010 and 2014. In addition, notes were repaid in advance. For U.S. GAAP purposes, these transactions were considered as an extinguishment of debt. Therefore, the U.S. GAAP adjustment recorded in previous years related to the debt extinguished was reversed in 2010 and 2009 respectively, generating a gain of approximately Ps.34.5 million and Ps.20.5 million included in 2010 and 2009 U.S. GAAP net income reconciliation. During 2012 and 2011, we have not repurchased any of our debt instruments.

Shareholders’ Equity adjustments between Argentine Banking GAAP and U.S. GAAP as of December 31, 2012 and December 31, 2011, amounted to Ps.(25.0) and Ps.(42.6), respectively.

Securitizations

The following table summarizes the adjustment for U.S. GAAP purposes related to securitization transactions as of December 31, 2012 and 2011:

	2012			As of December 31, 2011
	(In millions of Pesos)
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’ Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’ Equity Adjustment
Galtrust I (1)	674.0	674.0	—	538.8	538.8	—
Financial Trust Galicia (2)	136.7	75.7	(61.0)	121.5	22.0	(99.5)

Total	810.7	749.7	(61.0)	660.3	560.8	(99.5)

(1) Financial Trust “Galtrust I”

The financial trust “Galtrust I” was created in October 2000 in connection with the securitization of provincial loans for a total amount of Ps.1,102 million. The securitized loans were from the portfolio of loans granted to provincial governments, guaranteed by the federal tax revenues shared with the provincial governments.

During 2002, the portfolio of loans and the related retained interest payments in Galtrust I were subject to the pesification. As a result, the retained interest in the trust was converted into Pesos at an exchange rate of Ps.1.40 to US$1.00 and the interest rate for their debt securities changed to CER plus 10%. During 2003, Galtrust I had swapped its provincial loans for Bogar Bonds.

Under Argentine Banking GAAP, this transaction was accounted for as sales and the debt securities and certificates retained by Banco Galicia are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust.

The retained interest in the trust was recorded under Argentine Central Bank rules in the “Other Receivables from Financial Brokerage”, and its balance as of December 31, 2012 and 2011, was Ps.674.0 million and Ps.538.8 million, respectively.

As of December 31, 2012 and 2011, under Argentine Banking GAAP, we recorded certain reserves to adjust the equity method used to account for the residual interest in the trust, at its fair value.

The fair value of these securities was determined on the balance sheet date, based on an internal valuation technique estimating future cash flows for this certificate of participation, discount at a present value with a rate comparable with internal rates of return of other CER adjusted bonds. Such fair value constituted the new cost basis for this investment.

In accordance with ASC 810, the Group was deemed to be the primary beneficiary of this trust and, therefore, the Bank reconsolidated the assets and liabilities of the mentioned trust. Upon consolidation, the Bogar Bonds were classified as available-for-sale securities and measured at fair value with changes recorded in other comprehensive income. As the fair value of the residual interest in the trust recorded pursuant to Argentine Central Bank rules was determined based on the fair value of the Bogar Bonds, recorded as an asset in the trust, there is no difference in the measurement of the net assets held and recorded under Argentine Central Bank rules as compared to under U.S. GAAP. The only difference between both standards is that under U.S. GAAP, changes in the fair value of the Bogar Bonds are recorded in other comprehensive income, while under Argentine Banking GAAP, changes are recorded in the consolidated income statement.

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

Additional information required by U.S. GAAP

The table below presents the aggregated assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

	As of December 31,
(In millions of Pesos)	2012	2011
Cash and Due from Banks	Ps. 11.8	Ps. 11.2
Government Securities	988.0	961.0
Other Assets	4.8	0.1

Total Assets	Ps. 1,004.6	Ps. 972.3

Debt Securities	Ps.204.4	Ps.324.3
Certificates of Participation	800.0	647.8
Other Liabilities	0.2	0.2

Total Liabilities	Ps. 1,004.6	Ps. 972.3

Our maximum loss exposure, which amounted to Ps.1,004.6 million and Ps.972.3 million as of December 31, 2012 and 2011, respectively, is based on the unlikely events that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on our balance sheet.

Other transfers of financial assets accounted for as sales under U.S. GAAP

As of December 31, 2010 certain financial trusts created in connection with the transfer of financial assets considered sales under ASC 860 for U.S. GAAP purposes had been liquidated. Therefore, the 2010 U.S. GAAP net income reconciliation includes the reverse of the previous year’s adjustments.

As of December 31, 2011 and 2012 there are no financial trusts accounted for as sales under U.S. GAAP.

Negative Goodwill – Compañía Financiera Argentina and subsidiaries

The Argentine Central Bank’s board of directors, through Resolution No.124 dated June 7, 2010, authorized Banco Galicia to purchase 95% of the shares belonging to the following companies: CFA, Cobranzas y Servicios S.A. and Procesadora Regional S.A. (former Universal Processing Center S.A.). Furthermore, through the above-mentioned resolution the Argentine Central Bank authorized the subsidiary Tarjetas Regionales to purchase the remaining 5% of the shares belonging to such companies.

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

As of December 31, 2012 and 2011 we had a balance of Ps.247.8 million and Ps.346.9 million, respectively, related to the negative goodwill.

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

According to the taxable income projections, Grupo Financiero Galicia estimates that is more likely than not that it will recover the temporary differences and the presumed minimum income tax with future taxable income and the presumed minimum income tax will be utilized. Therefore, no valuation allowance was provided against presumed minimum income tax and temporary differences.

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

Summary

As a result of the above and other differences, our net income and shareholders’ equity under Argentine Banking GAAP and U.S. GAAP for the periods indicated were as follows:

	Net Income (Loss)		Shareholders’ Equity (Deficit)
	Argentine Banking GAAP	U.S. GAAP	Argentine Banking GAAP	U.S. GAAP
	(in millions of Pesos)
Fiscal Year 2012	1,336.2	1,309.6	4,870.1	5,107.9
Fiscal Year 2011	1,106.9	866.7	3,551.6	3,876.1
Fiscal Year 2010	408.9	2,293.6	2,469.5	2,997.1

The significant differences that result between shareholders’ equity under U.S. GAAP and shareholders’ equity under Argentine Banking GAAP primarily reflect that:

•

Under U.S. GAAP, Bonar 2015 Bonds are reflected at market values, with changes from market values at the time of exchange being recognized as other comprehensive income. With the improvement in the Argentine economy, market values have increased, with a favorable influence on our financial position.

•

Under U.S. GAAP, ASC 850-40 defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Under U.S. GAAP, only second stage costs should be capitalized. Under Argentine Banking GAAP, the Bank capitalized costs relating to all three of the stages of software development.

•

The difference between the consideration transferred for the acquisition of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and the fair value of the assets acquired and liabilities assumed was recognized as a gain in earnings on the acquisition date. Instead, under Argentine Banking GAAP, such difference was recorded in the line item Liabilities-Provisions. Pursuant to the Argentine Central Bank regulations, negative goodwill must be charged to Income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization.

•

The recognition of the Deferred Income Taxes differs under Argentine Banking GAAP as compared to U.S. GAAP. Under Argentine Banking GAAP banking companies are not allowed to record Deferred Income Tax, as such Grupo Galicia and its non-banking subsidiaries have recognized a deferred tax asset for local purposes. As such, the U.S. GAAP adjustment includes: (a) Deferred Income Taxes for banking companies not recorded for local purposes and; (b) tax effects on the USGAAP adjustments including in the reconciliation.

•

The significant differences that result between net income under U.S. GAAP and net income under Argentine Banking GAAP primarily reflect that under U.S. GAAP the difference between the consideration transferred for the acquisition of CFA and Cobranzas y Servicios S.A. and the fair value of the assets acquired and liabilities assumed was recognized as a gain in earnings on the acquisition date. Instead, under Argentine Banking GAAP, the negative goodwill is charged to Income on a straight-line basis during 60 months.

Results by Segments

The presentation of our segment disclosures for the years ended December 31, 2012, 2011 and 2010 corresponds with our internal reporting structure, considering the banking business as one single segment that is evaluated regularly by our management in deciding how to allocate resources and in assessing the performance of our business.

We measure the performance of each of our business segments primarily in terms of “Net income”, in accordance with the regulatory reporting requirements of the Argentine Central Bank. Net income and other information by segment are based on Argentine Banking GAAP and are consistent with the presentation of our consolidated financial statements.

Our disclosure segments are as follows:

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

•

Other Grupo Galicia Businesses: this segment includes the results of Net Investment and Galicia Warrants. Fiscal years 2010 and 2011 also include the results of GV Mandataria (in liquidation) and Galval.

Our results by segments are shown in Note 31 to our audited consolidated financial statements. Below is a discussion of our results of operations by segments for the years ended December 31, 2012, December 31, 2011 and December 31, 2010.

Banking

The table below shows the results of our banking business segment.

	For the year ended December 31,
In millions of Pesos, except percentages	2012	2011	2010
Net Financial Income	3,188.4	2,362.5	1,428.0
Net Income from Services	1,477.2	1,095.5	880.6

Net Operating Revenue	4,665.6	3,458.0	2,308.6

Provisions for Loan Losses	593.3	494.1	307.2
Administrative Expenses	3,094.6	2,302.4	1,693.1

Net Operating Income	977.7	661.5	308.3

Income from Equity Investments
Tarjetas Regionales SA	434.8	347.0	270.5
Compañía Financiera Argentina S.A.(*)	307.6	315.0	133.3
Sudamericana	14.4	11.3	4.0
Others	(60.0)	17.7	13.7

Income from Equity Investments	696.9	691.0	421.5

Other Income (Loss)	(31.4)	80.5	(260.6)

Pre-tax Income	1,643.2	1,433.0	469.1

Income Tax Provision	342.0	325.7	—

Net Income	1,301.2	1,107.3	469.1

Net Income as a % of Grupo Financiero Galicia’s Net Income	97%	100%	115%
Average Loans	25,871.8	19,608.3	12,818.6
Average Deposits	32,220.4	25,146.8	18,112.0

(*)	Includes amortization of negative goodwill.

This segment recorded Ps.1,301.2 million net income for the fiscal year ended December 31, 2012, a Ps.193.9 million increase as compared to Ps.1,107.3 million for the fiscal year ended December 31, 2011, which in turn was Ps.638.2 million more than the Ps.469.1 million for the fiscal year ended December 31, 2010.

The increase in net income for the fiscal year ended December 31, 2012 as compared to fiscal year 2011 was primarily due to the significant increase in the volume of financial intermediation with the private sector. This was mainly the consequence of an increase of Ps.1,207.6 million in net operating revenues, an increase of Ps.792.2 million in administrative expenses, a Ps.111.9 million decrease in other income and an increase of Ps.99.2 million in provisions for loan losses.

The increase in net income for the fiscal year ended December 31, 2011 was partially attributable to a significant increase in the volume of financial intermediation with the private sector and to an improved efficiency ratio, as the increase in net operating income was higher than the increase in administrative expenses, in each case as compared to the fiscal year ended December 31, 2010. In addition, net income for the fiscal year 2011 also included Ps.215.9 million which corresponded to CFA’s income, as compared to Ps.83.6 million of CFA’s income for the fiscal year ended December 31, 2010, as well as Ps.99.1 million corresponding to the amortization of the negative goodwill from the acquisition of such company, as compared to Ps.49.6 million for the fiscal year ended December 31, 2010, in each case due to the fact that CFA’s income was included into Banco Galicia’s balance sheet on July 1, 2010.

Net financial income for fiscal year ended December 31, 2012 amounted to Ps.3,188.4 million, as compared to Ps.2,362.5 million for the fiscal year ended December 31, 2011, a 35.0% increase, which was in turn 65.4% higher than the Ps.1,428.0 million for the fiscal year ended December 31, 2010. In both cases the increases were the consequence of a significant increase in the volume of financial intermediation with the private sector, which in 2012 was partially offset by the drop in the spread related to Peso-denominated transactions

Net income from services was Ps.1,477.2 million for the fiscal year ended December 31, 2012, as compared to Ps.1,095.5 million for the fiscal year ended December 31, 2011, a 34.8% increase, which was in turn 24.4% higher than the Ps.880.6 million for the fiscal year ended December 31, 2010. These increases can be mainly attributed to the Bank’s strategic positioning in the different segments in which it operates, the significant growth in the business volume and the rise in prices, in line with the dynamics of the market.

Provisions for loan losses and other receivables were Ps.593.3 million for the fiscal year ended December 31, 2012 as compared to Ps.494.1 million for the fiscal year ended December 31, 2011, an increase of Ps.99.2 million, mainly due to the seasoning of the consumers’ portfolio. In turn, provisions for loan losses and other receivables for the fiscal year ended December 31, 2011, were Ps.186.9 million higher than the Ps.307.2 million recorded in fiscal year ended December 31, 2010, as a consequence of the increase in the size of the loan portfolio and in the amount of provisioning for the non-accrual loan portfolio with allowances for loan losses.

Administrative expenses were Ps.3,094.6 million for the fiscal year ended December 31, 2012, as compared to Ps.2,302.4 million for the fiscal year ended December 31, 2011, a 34.4% increase. In turn, administrative expenses for the fiscal year ended December 31, 2011, were 36.0% higher as compared to Ps.1,693.1 million for the fiscal year ended December 31, 2010. These increases were mainly attributable to higher personnel expenses and other administrative expenses. In fiscal year 2012, as compared to fiscal year 2011, the increase in personnel expenses (salaries, Argentine social security contributions and expenses related to personnel services) was mainly due to the salary increase agreed upon with unions and to the 3.8% increase in staff, while the increase in other administrative expenses was mainly attributable to the geographic expansion the branch network, the rise in utility rates and the increases in amounts due to agreements with the different service providers, the main component of which is labor. For the fiscal year ended December 31, 2011, the increases in personnel expenses, as compared to the previous fiscal year, were mainly attributable to the salary increase agreed upon with the union and an increase in Banco Galicia’s staff, which increased 6.5%. In addition, the increase in other administrative expenses was mainly attributable to the higher level of activity, the geographic expansion of Banco Galicia and the higher inflation rate during that period.

Income from equity investments was Ps.696.9 million for the fiscal year ended December 31, 2012, as compared to Ps.691.0 million and Ps.421.5 million for the fiscal years ended December 31, 2011 and 2010, respectively. Income from equity investments for the fiscal year ended December 31, 2012 was mainly attributable to profits from Banco Galicia’s interest in Tarjetas Regionales and in CFA, of Ps.342.4 million and Ps.304.2 million (including Ps.99.1 million from the amortization of the negative goodwill stemming from the acquisition of CFA and Cobranzas y Servicios), respectively. The increase recorded in the fiscal year ended December 31, 2011 was mainly attributable to: (i) the higher net income from CFA which was Ps.215.9 million for the fiscal year ended December 31, 2011 as compared to Ps.83.6 million for the fiscal year ended December 31, 2010, and (ii) the amortization of the negative goodwill stemming from the acquisition of CFA and Cobranzas y Servicios since these profits amounted to Ps.49.6 million in the fiscal year ended December 31, 2010, while they amounted to Ps.99.1 million in the fiscal year ended December 31, 2011. The variation was due to the fact that CFA was only included on Banco Galicia’s balance sheet for the second half of 2010 and because of the increase that resulted from Banco Galicia’s Ps.76.6 million equity investment in Tarjetas Regionales. The increase in income from equity investments for the fiscal year ended December 31, 2010 was mainly attributable to: (i) the incorporation in the third quarter of 2010 of the results of operations of CFA (net of results from transactions not involving third parties) into those of Banco Galicia, which during the second half of the fiscal year ended December 31, 2010 amounted to Ps.83.6 million, and the accrual of negative goodwill generated by the purchase of CFA in the amount of Ps.49.6 million, and (ii) the income that resulted from Banco Galicia’s equity investment in Tarjetas Regionales of Ps.270.5 million.

Other net loss for the fiscal year ended December 31, 2012 was Ps.31.4 million, as compared to a Ps.80.5 million income for the fiscal year ended December 31, 2011 and net losses of Ps.260.6 million for the fiscal year ended December 31, 2010. Other net loss for the fiscal year 2012 was mainly attributable to net other provisions recorded, for Ps.146.4 million, partially offset by profits from loans recovered and punitive interest, of Ps.74.3 million and Ps.29.9 million, respectively. The gain for the fiscal year ended December 31, 2011 was mainly attributable to the financial income from margin requirements in connection with repurchase agreement transactions totaling Ps.52.2 million. The loss for the fiscal year ended December 31, 2010 was mainly attributable to the amortization of the total amount of deferred losses from amparo claims of Ps.281.0 million.

The income tax charge during the fiscal year ended December 31, 2012 was Ps.342.0 million. For fiscal year 2011 was Ps.325.7 million. There was no income tax charge for fiscal year 2010, since Banco Galicia started to accrue such charge in fiscal year 2011.

Regional Credit Cards

The table below shows the results of our regional credit cards business segment.

	For the year ended December 31,
In millions of Pesos, except percentages	2012	2011	2010
Net Financial Income	1,169.2	701.6	503.4
Net Income from Services	2,052.8	1,571.1	1,040.1

Net Operating Revenue	3,222.0	2,272.7	1,543.5

Provisions for Loan Losses	580.1	270.4	199.5
Administrative Expenses	2,014.1	1,402.1	905.0

Net Operating Income	627.8	600.2	439.0

Other Income (Loss)	167.7	141.2	101.7
Minority Interests	(9.8)	(106.4)	(78.4)

Pre-tax Income	785.7	635.0	462.3

Income Tax Provision	351.0	287.9	191.8

Net Income	434.7	347.1	270.5

Net Income as a % of Grupo Financiero Galicia’s Net Income	33%	31%	66%
Average Loans	7,300.5	5,087.5	3,341.8

During fiscal year 2011, with the purpose of achieving a better corporate structure, Banco Galicia and its subsidiaries initiated a series of changes in its organizational structure, which were completed during 2012. This reorganization was carried out between companies under common control. Therefore, this reorganization did not have any impact on the financial conditions and results of Banco Galicia. It is worth mentioning that on July 1, 2010, 5% of the results of operations of CFA were consolidated with those of the Regional Credit Card Companies along with the accrual of negative goodwill generated by the acquisition of CFA.

In fiscal year 2012, the business segment of the Regional Credit Card Companies recorded net income of Ps.434.8 million, as compared to Ps.347.1 million for the fiscal year ended December 31, 2011, representing a Ps.87.7 million or 25.3% increase.

The increase in income corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2012 was mainly attributable to an increase in net operating revenues of Ps.949.4 million. This increase was partially offset by increases of Ps.612.0 million in administrative expenses, Ps.309.7 million in loan loss provisions and Ps.63.1 million in income tax.

The net operating revenues for fiscal year 2012 amounted to Ps.3,222.0 million, a 41.8% increase as compared to the Ps.2,272.7 million for fiscal year 2011, as a consequence of increases of Ps.467.6 million in net financial income and Ps.481.7 million in net income from services. The increase in net operating income was due to a higher average amount of purchases and financing, and to the increase in the number of transactions.

In the 2012 fiscal year provisions for loan losses of Ps.580.1 million were recorded, Ps.309.7 million higher than in the previous fiscal year, mainly as a result of an increase in the size of the loan portfolio and to higher levels of past due loans in line with the economy in general.

Administrative expenses for the fiscal year 2012 amounted to Ps.2,014.1, a 43.6% increase from fiscal year 2011, mainly due to the salary increase agreed upon with unions, an increase in staff, a higher level of economic activity, the geographic expansion of the branch network and the higher inflation rate during that period.

The income tax charge during the fiscal year 2012 was Ps.351.0 million, Ps.63.1 million higher than in fiscal year 2011.

The Regional Credit Card Companies experienced growth in the following key indicators during the fiscal year ended December 31, 2012, as compared to the fiscal year ended December 31, 2011:

•	average statements issued: 14.4% growth, reaching an annual average of 2.6 million customers;

•	increase in retail sales: 40.9%, from Ps.18,248 million to Ps.25,707 million;

•	increase in loan portfolio: 43.3%, amounting to Ps.11,291 million;

•	increase in the number of purchase transactions: 18.7%, reaching Ps.119 million; and

•	increase in the size of the distribution network: 5%, reaching a total of 254 service centers.

The Regional Credit Card Companies employed 5,901 employees as of December 31, 2012, which represents a 6.2% increase as compared to the number of employees as of December 31, 2011.

In fiscal years 2012 and 2011, other net income amounted to Ps.167.7 million and Ps.141.2 million, respectively, with increases of 18.8% and 38.8%, respectively, mainly as a result of an increase in loans recovered in each such fiscal year.

The net income for the fiscal year ended December 31, 2011 was Ps.76.6 million or 28.3% higher than the Ps.270.5 million recorded in fiscal year ended December 31, 2010.

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

The Regional Credit Card Companies experienced growth in the following key indicators during the fiscal year ended December 31, 2011, as compared to the fiscal year ended December 31, 2010:

•	average statements issued: 13.4% growth, reaching an annual average of 2.3 million customers;

•	increase in retail sales: 41.2%, from Ps13,110 million to Ps.18,512 million;

•	increase in loan portfolio: 47.2%, amounting to Ps.6,564 million;

•	increase in the number of purchase transactions: 14.2%, reaching 101.7 million; and

•	increase in the size of the distribution network: 10%, reaching a total of 241 service centers.

The Regional Credit Card Companies employed 5,554 employees as of December 31, 2011, which represents an 18.5% increase over the number of employees as of December 31, 2010.

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

CFA

The table below sets forth the results of operations of CFA’s business segment:

	For the year ended December 31,
In millions of Pesos, except percentages	2012	2011	2010(*)
Net Financial Income	792.6	655.5	282.0
Net Income from Services	80.0	36.0	25.9

Net Operating Revenue	872.6	691.5	307.9

Provisions for Loan Losses	173.9	78.9	44.8
Administrative Expenses	524.9	373.5	159.2

Net Operating Income	173.8	239.1	103.9

Other Income (Loss)	136.2	94.5	37.5
Pre-tax Income	310.0	333.6	141.4

Income Tax Provision	94.0	111.1	51.2

Net Income	216.0	222.5	90.2

Net Income as a % of Grupo Financiero Galicia’s Net Income	16%	20%	22%
Average Loans	2,040.3	1,523.0	640.4
Average Deposits	699.4	289.4	116.5

(*)	Results of operations correspond to the second half of the fiscal year ended December 31, 2010, subsequent to Banco Galicia’s acquisition of CFA.

CFA is a leading non-bank financial institution that engages in retail lending and focuses on the area of unsecured personal loans within Argentina. Its customers are characterized by a limited relationship with traditional banks and a desire for quick and easy access to credit. CFA’s customers usually belong to the lower and middle-class sectors of the Argentine economy. “Efectivo Sí,” the leading brand of CFA, has an especially strong presence in Greater Buenos Aires.

CFA’s net income for the fiscal year ended December 31, 2012 amounted to Ps.216.0 million, Ps.6.5 million lower than for the fiscal year ended December 31, 2011.

Net financial income for fiscal year 2012 amounted to Ps.792.6 million, a Ps.137.1 million increase as compared to fiscal year 2011, due to the growth of the loan portfolio, with a stable yield during such periods. This increase was offset by a higher cost of funding, higher average liabilities and a higher interest rate due to market conditions.

Net income from services reached Ps.80.0 million in fiscal year 2012, a Ps.44.0 million increase as compared to fiscal year 2011, due to higher fees related to loans.

Provisions for loan losses for the fiscal year ended December 31, 2012 amounted to Ps.173.9 million, increasing Ps.95.0 million compared to the fiscal year ended December 31, 2011, as a result of the changes in the past due loan portfolio.

Administrative expenses for the fiscal year ended December 31, 2012 amounted to Ps.524.9 million, an increase of Ps.151.4 million as compared to fiscal year 2011, mainly as a result of an increase in personnel expenses of Ps.65.0 million as a result of salary agreements with unions and a 10% increase in the number of personnel.

For fiscal year 2012, other net income amounted to Ps.136.2 million, an increase of 44.1% as compared to fiscal year 2011 and mainly reflected loans recovered.

As regards the information for fiscal years 2011 and 2010, the significant growth in the net income was due the fact that CFA was incorporated to the income statement of Banco Galicia on July 1, 2010.

CFA’s net income for the fiscal year ended December 31, 2011 amounted to Ps 222.5 million, as a result of net operating revenues of Ps.691.5 million and other income of Ps.94.5 million. These results were partially offset by: (i) administrative expenses in the amount of Ps.373.5 million; (ii) loan loss provisions in the amount of Ps.78.9 million; and (iii) an income tax provision in the amount of Ps.111.1 million.

Net income for the second half of 2010 amounted to Ps.90.2 million, as a result of net operating revenues of Ps.307.9 million and other income of Ps.37.5 million. These results were partially offset by losses arising from: (i) administrative expenses in the amount of Ps.159.2 million; (ii) loan loss provisions in the amount of Ps.44.8 million; and (iii) income tax provision in the amount of Ps.51.2 million.

Insurance

The table below shows the results of our insurance business segment.

	As of December 31,		As of September 30,
In millions of Pesos, except percentages	2012	2011	2010
Net Financial Income	54.2	47.5	28.7

Net Operating Revenue	54.2	47.5	28.7

Administrative Expenses	131.8	103.2	56.2

Net Operating Income	(77.6)	(55.7)	(27.5)

Other Income (Loss)	257.1	199.0	75.1

Pre-tax Income	179.5	143.3	47.6

Income Tax Provision	63.8	50.3	16.3

Net Income	115.7	93.0	31.3

Net Income as a % of Grupo Financiero Galicia’s Net Income	9%	8%	8%

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

Net income for fiscal year 2012 amounted to Ps.115.7 million, Ps.22.7 million higher than in fiscal year 2011. This significant increase responds to the increase of premiums earned, which were mainly the result of Galicia Seguros’ performance through group life insurance, home insurance and accidental, death and dismemberment insurance sold through Banco Galicia and the Regional Credit Card Companies.

The administrative expenses grew following the increase in acquisition costs, and correspond mainly to the increase of expenses related to the issuance of policies, the salary increases and increases in other expenses within an inflationary context.

It is important to note that during the three years described herein the claims ratio have remained at the same or similar levels.

As of December 31, 2012, the insurance segment had approximately 6.4 million insured under all their lines of business.

Other Grupo Galicia Businesses

This segment includes the results of Net Investment and Galicia Warrants. As of December 31, 2011 and 2010, it also included the results of Galval and GV Mandataria.

In fiscal year 2012, this segment recorded a Ps.7.8 million profit, predominantly from Galicia Warrants, as Net Investment recorded a Ps.0.01 million loss.

In fiscal year 2011, the segment recorded a Ps.0.7 million net loss. GV Mandataria recorded Ps.0.7 million losses primarily attributable to a change in the cost structure of the company. Galval recorded Ps.4.6 million losses due to the fact that income from services was lower than administrative and commercial expenses. These results were partially offset by a Ps.4.6 million net income from Galicia Warrants.

In fiscal year 2010, our other businesses recorded a Ps.2.0 million net loss, attributable to the net loss of Galval and Net Investment, in the amounts of Ps.4.0 million and Ps.0.1 million, respectively, partially offset by Ps.2.0 million and Ps.0.1 million attributable to Galicia Warrants’s and GV Mandataria’s net income, respectively.

Consolidated Assets

The structure and main components of our consolidated assets as of the dates indicated were as follows:

	For the year ended December 31,
	2012		2011		2010
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Cash and Due from Banks	8,345.0	13.2	6,418.9	12.5	5,645.6	15.8
Government and Corporate Securities	3,627.1	5.7	5,230.9	10.2	2,278.0	6.4
Loans	42,593.0	67.1	30,904.5	60.4	21,353.8	59.8
Other Assets	8,893.2	14.0	8,638.7	16.9	6,430.7	18.0

Total	63,458.3	100.0	51,193.0	100.0	35,708.1	100.0

Of our Ps.63,458.3 million total assets as of December 31, 2012, Ps.62,771.3 million, or 98.9%, corresponded to Banco Galicia on a consolidated basis. The remaining Ps.563.2 million, or 1.1%, were primarily attributable to Sudamericana Holding on a consolidated basis. The composition of our assets demonstrates an increase in the amounts of the “Loans” and “Cash and Due from Banks” line items and the decrease of “Government and Corporate Securities” and “Other Assets” line items.

The line item “Cash and Due from Banks” included cash for Ps.2,561.0 million, balances held at the Argentine Central Bank for Ps.5,613.6 million and balances held in correspondent banks for Ps.170.4 million. The balance held at the Argentine Central Bank is used for meeting the minimum cash requirements set by the Argentine Central Bank.

Our holdings of government and corporate securities as of December 31, 2012 amounted to Ps.3,627.1 million. Our holdings of government and corporate securities are shown in more detail in Item 4. “Information on the Company-Selected Statistical Information-Government and Corporate Securities”.

Our total net loans amounted to Ps.42,593.0 million as of December 31, 2012, of which Ps. 42,570.6 million corresponded to Banco Galicia (including the Regional Credit Card Companies’ portfolios) and the remaining amount to secured loans held by Sudamericana. For more information on Banco Galicia’s and CFA’s loan portfolio, see Item 4. “Information on the Company-Selected Statistical Information-Loan Portfolio”.

The “Other Assets” line item mainly includes the following items recorded in our balance sheet under “Other Receivables Resulting from Financial Brokerage”, unless otherwise noted:

•	Ps.2,461.3 million recorded under “Bank Premises and Equipment”, “Miscellaneous Assets” and “Intangible Assets”.

•	Ps.888.0 million corresponding to miscellaneous receivables.

•	Ps.848.3 million corresponding to “Receivables from Financial Leases”.

•	Ps.756.0 million corresponding to participation certificates in, and debt securities of, different financial trusts, created by Banco Galicia or by third parties.

•

Ps.674.0 million corresponding to our holdings of debt securities and participation certificates issued by the Galtrust I Financial Trust, resulting from the securitization of loans to the provincial public sector in late 2000.

•	Ps.608.3 million corresponding to balances at the Argentine Central Bank as guarantees in favor of clearing houses.

•

Ps.474.8 million of forward purchases of Lebac in connection with repurchase agreements transactions (including the corresponding security margins recorded as “Miscellaneous Receivables” in the balance sheet).

•	Ps.403.4 million corresponding to debt securities.

•	Ps.309.9 million corresponding to other financing.

•

Ps.119.5 million corresponding to holdings of the participation certificate in, and debt securities of, the special fund jointly formed by Banco Galicia and other private-sector banks in order to facilitate the recovery of the assets of former Almafuerte Bank.

•	Ps.76.1 million corresponding to equity investments.

•	Ps.38.5 million corresponding to repurchase agreement transactions.

The “Other Assets” line item increased 34.3% for the fiscal year 2011 as compared to fiscal year 2010, mainly as a result of: (i) Ps.1,322.5 million corresponding to an increase in reverse repurchase agreement transactions and (ii) Ps.437.0 million corresponding to an increase in “Bank Premises and Equipment”, “Miscellaneous Assets” and “Intangible Assets”.

Exposure to the Argentine Public Sector

The following table shows our total net exposure to the Argentine public sector as of December 31, 2012, 2011 and 2010. This exposure mainly consisted of exposure of Banco Galicia.

	For the year ended December 31,
	2012	2011	2010
	(in millions of Pesos)
Net Position in Government Securities	3,995.8	4,397.0	3,111.7

Trading and Investment Accounts	3,437.8	3,617.3	2,469.6
Bonar 2015 Bonds	558.0	779.7	642.1

Loans	25.7	24.6	24.6

Other Receivables Resulting from Financial Brokerage	1,000.7	855.5	808.2

Trusts’ Certificates of Participation and Securities	997.1	853.0	807.0
Other	3.6	2.5	1.2

Total Assets (1)	5,022.2	5,277.1	3,944.5

(1)	Does not include deposits with the Argentine Central Bank, which constitute one of the items by which Banco Galicia complies with the Argentine Central Bank’s minimum cash requirements.

As of December 31, 2012, our total exposure to the public sector amounted to Ps.5,022.2 million. Excluding Banco Galicia’s holding of debt securities issued by the Argentine Central Bank (Ps.3,251.6 million, Ps.3,536.7 million, Ps.2,393.0 million, for fiscal years 2012, 2011 and 2010, respectively), net exposure to the non-financial public sector increased by Ps.30.2 million as compared to 2011 and by Ps.219.1 million as compared to 2010.

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

Other important sources of funding have traditionally included issuing Dollar-denominated medium and long-term debt securities issued in foreign capital markets and borrowing from international banks and multilateral credit agencies. After the restructuring of its foreign debt in May 2004 and until the US$300.0 million bond issuance in May 2011, Banco Galicia had not relied on the issuance of new debt securities, and entered into three long term loan agreements with the IFC in 2005, 2007 and 2010 for US$130.0 million, with the purpose of funding long-term loans to small and medium-sized companies. In addition, Banco Galicia entered into a long-term loan agreement with the FMO on December 17, 2010 for US$20.0 million and a long-term loan agreement with the IDB on February 15, 2011 for US$30.0 million. In December 2011, Proparco granted Banco Galicia a US$30 million loan, with a 6 year term, for the financing of investment projects of small and medium-sized companies mainly active in the agribusiness and export sectors.

Selling government securities under repurchase agreement transactions has been another recurrent source of funding for Banco Galicia. In 2012, the repurchase transactions of government securities decreased Ps.24.0 million (principal and interest) and in 2011 decreased Ps.344.8 million (principal and interest). Within its liquidity policy, Banco Galicia considers its unencumbered liquid government securities holdings as part of its available excess liquidity. See Item 5. “Operating and Financial Review and Prospects”-Item 5.B. “Liquidity and Capital Resources-Banco Galicia’s Liquidity Management”.

The Regional Credit Card Companies fund their business through the issuance of notes in the local and international capital markets, borrowing from local financial institutions and debt with merchants generated in the ordinary course of business of any credit card issuing company. In 2012, the Regional Credit Card Companies issued notes in an amount equal to Ps.950.0 million and received loans for Ps.867.0 million.

CFA funds its business through the issuance of debt securities in the local market, borrowing from financial institutions and time deposits from institutional investors (insurance companies and mutual funds).

Below is a breakdown of our funding as of the dates indicated:

	For the year ended December 31,
	2012		2011		2010
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Deposits	39,945.2	62.9	30,135.1	58.9	22,222.8	62.2
Checking Accounts and Other Demand Deposits	9,916.3	15.6	7,203.5	14.1	5,565.7	15.6
Savings Accounts	9,478.2	14.9	8,010.8	15.6	6,362.0	17.8
Time Deposits	19,694.2	31.0	14,150.8	27.6	9,724.9	27.2
Other Deposits	576.3	0.9	534.3	1.0	463.2	1.3
Interest Payable and Differences in quotation	280.3	0.4	235.7	0.5	107.0	0.3

Debt with Financial Institutions (1)	2,108.3	3.3	2,737.2	5.3	2,114.5	5.9
Domestic Financial Institutions	1,134.6	1.8	855.5	1.7	668.3	1.9
International Banks and Credit Agencies	545.8	0.9	1,429.7	2.8	649.5	1.8
Repurchases	427.9	0.7	452.0	0.9	796.7	2.2

Notes (Unsubordinated and Subordinated) (1)	5,467.2	8.6	4,229.7	8.3	2,041.7	5.7

Other obligations	11,067.5	17.4	10,539.4	20.6	6,859.6	19.2

Shareholders’ Equity	4,870.1	7.7	3,551.6	6.9	2,469.5	6.9

Total Funding	63,458.3	100.0	51,193.0	100.0	35,708.1	100.0

(1)	Includes accrued interest, quotation differences, and CER adjustment where applicable.
As of December 31, 2012, deposits represented 62.9% of our funding, up from 58.9% as of December 31, 2011 and from 62.2% as of December 31, 2010. Our deposit base increased 32.6% in 2012 and 35.6% in 2011. During the 2012 fiscal year, the Ps.9,810.1 million increase in deposits was due to the increase in transactional deposits (deposits in checking and savings accounts) and time deposits. The increase registered during 2011 was also the result of an increase in transactional deposits and time deposits. For more information on deposits, see Item 4. “Information on the Company-Selected Statistical Information-Deposits”.

As of December 31, 2012, credit lines from international banks and credit agencies representing Dollar-denominated debt subject to foreign law amounted to Ps.545.8 million. Of this total, Ps.198.3 million corresponded to trade loans; Ps.222.2 million corresponded to an IFC loan granted to Banco Galicia in 2005, which increased at the end of 2010 with the signing of a new agreement; and Ps 98.3 million corresponded to a long-term loan agreement with the FMO. The decrease of Ps.883.9 million as compared to December 31, 2011 was mainly as a result of a decrease in trade loans.

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

Our debt securities outstanding amounted to Ps.5,467.2 million (principal and interest) as of December 31, 2012, as compared to Ps.4,229.7million as of December 31, 2011, and Ps.2,041.7 million as of December 31, 2010. Of our debt securities outstanding at the end of fiscal year 2012, Ps.3,806.9 million (only principal) corresponded to Dollar-denominated debt subject to foreign law and Ps.1,490.5 million (only principal) corresponded to Peso-denominated debt.

As of December 31, 2012, the breakdown of our Dollar-denominated debt was as follows:

•	Ps.1,464.2 million of 2018 notes maturing in 2018 issued by Banco Galicia.

•	Ps.1,126.0 million of 2019 notes maturing in 2019 issued in 2004 and corresponding to new debt of Banco Galicia resulting from the foreign debt restructuring completed in May of such year.

•	Ps.973.0 million of Class XIII notes maturing in 2017 issued by Tarjeta Naranja.

•	Ps.132.1 million of Class II Series III notes maturing in 2013 issued by Grupo Financiero Galicia.

•	Ps.36.3 million of Class VI Series II notes maturing in 2013 issued by Tarjetas Cuyanas.

•	Ps.68.7 million of Class XVI Series II notes maturing in 2013 issued by Tarjeta Naranja.

•	Ps.6.6 million of past due foreign debt included in Banco Galicia’s 2004 debt restructuring, the holders of which did not participate in such restructuring.

As of December 31, 2012, the breakdown of our Pesos-denominated debt was as follows:

•	Ps.164.2 million and Ps.34.6 million of Class XVII Series I and Series II notes maturing in 2013 issued by Tarjeta Naranja.

•	Ps.111.1 million of Class VII Series II notes maturing in 2014 and Ps.48.8 million of Class VII Series I notes maturing in 2013 issued by CFA.

•	Ps.70.2 million of Class VI Series II notes maturing in 2014 and Ps.81.2 million of Class VI Series I notes maturing in 2013 issued by CFA.

•	Ps.98.6 million and Ps.49.6 million of Class VIII Series II and I notes maturing in 2014 and 2013, respectively, issued by Tarjetas Cuyanas.

•	Ps.102.6 million and Ps. 33.4 million of Class IX Series II and I notes maturing in 2014 and 2013, respectively, issued by Tarjetas Cuyanas.

•	Ps.111.3 million of Class XIX Series II notes maturing in 2014 issued by Tarjeta Naranja.

•	Ps.100.6 million of Class IV notes maturing in 2013 issued by CFA.

•	Ps.100.2 million of Class XVIII Series II notes maturing in 2014 issued by Tarjeta Naranja.

•	Ps.77.7 million of Class V Series II notes maturing in 2013 issued by Tarjetas Cuyanas.

•	Ps.76.1 million of Class III notes maturing in 2014 issued by Grupo Financiero Galicia.

•	Ps.61.7 million of Class V Series II notes maturing in 2013 issued by CFA.

•	Ps.52.6 million of Class XIX Series I notes maturing in 2013 issued by Tarjeta Naranja.

•	Ps.46.3 million of Series XVIII Series I notes maturing in 2013 issued by Tarjeta Naranja.

•	Ps.43.6 million of Class VII Series II notes maturing in 2013 issued by Tarjetas Cuyanas.

•	Ps.26.1 million of Class XIV Series II notes maturing in 2013 issued by Tarjeta Naranja.

The increase in our debt securities outstanding as of December 31, 2012 as compared to December 31, 2011 was mainly a result of: i) the issuance by Tarjeta Naranja of its senior notes for an aggregate principal amount of Ps.423.8 million. ii) the issuance by Tarjeta Cuyanas of its senior notes for an aggregate principal amount of Ps.222.3 million and iii) the issuance by CFA of its senior notes for an aggregate principal amount of Ps.183.6 million.

The increase in our debt securities outstanding as of December 31, 2011 as compared to December 31, 2010 was mainly a result of: i) the issuance by Banco Galicia of its senior notes due in 2018 for an aggregate principal amount of US$300.0 million and ii) the issuance by Tarjeta Naranja of its Class XIII senior notes due in 2017 for an aggregate principal amount of US$200.0 million.

For more information see “-Contractual Obligations” below.

The category “other obligations” includes Ps.5,715.9 million of debt with merchants in connection with credit-card transactions of Banco Galicia and the regional credit card companies, Ps.1,773.6 million in “miscellaneous liabilities”, Ps.761.8 million in connection with collections on account of third parties and Ps.468.2 million related to allowances for other contingencies.

Ratings

The following are our ratings as of the date of this annual report:

LOCAL RATINGS
	Standard & Poor’s	Fitch Argentina	Evaluadora Latinoamericana	Moody’s
Grupo Financiero Galicia S.A.
Rating of Shares	1
Short-/Medium Term Debt (1)			AA-
Banco de Galicia y Buenos Aires S.A.
Counterparty Rating	raA
Long-Term Debt (2) (3)	raA		AA-	A2.ar
Subordinated Debt (2) (4)	raA-		A+	Ba1.ar
Deposits (Long Term / Short Term)	raA / raA-1
Deposits (Local Currency / Foreign Currency)				Aa3.ar /Ba1.ar
Trustee				TQ1(-).ar
Tarjeta Naranja S.A.
Medium-/Long-Term Debt (2) (5)		AA(arg)
Short-Term Debt (2) (6)		A1+(arg)
Tarjetas Cuyanas S.A.
Long-Term Debt (2) (7)		AA-(arg)
Short-Term Debt (2) (8)		A1(arg)
CFA S.A.
Long-Term Debt (9)		AA(arg)		Aa3.ar
Short-Term Debt (10)		A1+(arg)		Aa3.ar
Deposits (Local Currency / Foreign Currency)				Aa3.ar /Ba1.ar
INTERNATIONAL RATINGS
Banco de Galicia y Buenos Aires S.A.
Long-Term Debt (2) (3)	B-			B3
Tarjeta Naranja S.A.
Medium-/Long-Term Debt (2) (11)		B-

(1)	Class II Series III and Class III notes.
(2)	See “-Contractual Obligations”.
(3)	Class I notes due in 2018.
(4)	Subordinated notes due in 2019.
(5)	Class XIII, Class XIV Series II, Class XVI Series II, Class XVII Series I and II, Class XVIII Series II and Class XIX Series II notes.
(6)	Class XIII Series I and Class XIX Series I notes.
(7)	Class V Series II, Class VI Series II, Class VII Series II, Class VIII Series II and Class IX Series II notes.
(8)	Class VIII Series I and Class IX Series I notes.
(9)	Class IV Series II, Class V Series II, Class VI Series II and Class VII Series II notes.
(10)	Class VI Series I and Class VII Series I notes.
(11)	Class XIII notes.

Debt Programs

On March 9, 2009, Grupo Financiero Galicia’s shareholders, during the ordinary shareholders’ meeting, and the Board of Directors created a global short-, medium- and long-term notes program, for a maximum outstanding amount of US$60 million. This program was authorized pursuant to Resolution No. 16,113 of April 29, 2009 of the CNV. On March 16, 2009 and on April 24, 2009, the Board of Directors approved the terms and conditions of the issuance of the Class I, Series I and Series II notes.

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

On June 8, 2010 Grupo Financiero Galicia issued two series of bonds in the aggregate principal amount of US$45 million, with the following characteristics: (i) US$18.1 million of 8% Class II, Series II notes, due in 2012, issued at a price of 101.8/100, with a yield of 7% and (ii) US$26.9 million of 9% Class II, Series III notes due in 2013, issued at a price of 101.3/100, with a yield of 8.5%. Interest is payable semi-annually.

During 2011, Grupo Financiero Galicia repaid, upon maturity, Class I, Series II notes in the principal aggregate amount of US$10.6 million.

At the extraordinary shareholders’ meeting held in August 2012, the shareholders decided to ratify the decision made at the ordinary and extraordinary shareholders’ meeting held in April 2010 with regard to the approval of the US$40 million increase in the amount of Grupo Financiero Galicia’s global note program. Therefore, once approved by the CNV, the amount will be for up to US$100 million or its equivalent in other currencies.

On May 29, 2012, Grupo Financiero Galicia fully repaid its Class II, Series II notes, in the aggregate principal amount of US$18.1 million. On August 28, 2012, Grupo Financiero Galicia issued Class III notes, for a face value amount of Ps.78.1 million, with a variable interest rate equal to the Benchmark Rate (BADLAR) plus 3.59% and with a maturity date of February 28, 2014. The aggregate principal amount of such notes will be repaid upon maturity. As of December 31, 2012, debt for a principal amount outstanding of Ps.210.2 million had been issued under Grupo Financiero Galicia’s debt program.

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

Tarjeta Naranja has a program outstanding for the issuance and re-issuance of non-convertible notes, subordinated or non-subordinated, adjustable or non-adjustable, secured or unsecured, with a term from 30 days to up to the current permitted maximum (30 years), for a maximum outstanding face value during the period of such program of up to US$650.0 million. The program was approved by the CNV on May 23, 2012. As of December 31, 2012, debt for a principal amount outstanding of US$323.8 million had been issued under the program. Tarjeta

Naranja’s program contains certain restrictions on liens, subject to the provisions established in the applicable pricing supplement with respect to each class and/or series of notes, so long as any note issued under such program remains outstanding. Certain notes issued under Tarjeta Naranja’s program are subject to covenants that limit the ability of Tarjeta Naranja and certain of its subsidiaries, subject to important qualifications and exceptions, to pay dividends on its capital stock or redeem, repurchase or retire its capital stock or subordinated indebtedness, make certain restricted payments, and consolidate, merge or transfer assets, among others.

Tarjetas Cuyanas has a program outstanding with the same characteristics, for a maximum outstanding face value during the period of such program of up to US$120.0 million. The CNV approved the program on May 2, 2007 and approved the increase of its maximum outstanding face value to up to US$120.0 million on April 6, 2010. As of December 31, 2012, debt for a principal amount outstanding of US$92.5 million had been issued under this program.

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

On January 27, 2011 the CNV approved an extension of the program and the increase of its maximum outstanding face value to up to US$250.0 million. On May 17, 2012 CFA issued debt in the aggregate principal amount of Ps.153.4 million, on September 26, 2012 CFA issued debt in the aggregate principal amount of Ps.161.9 million under its program. As of December 31, 2012, debt for a principal amount outstanding of Ps.481.3 million had been issued under CFA’s debt program.

Contractual Obligations

The table below identifies the principal amounts of our main on balance-sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due, as of December 31, 2012.

	Maturity	Annual Interest Rate	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Grupo Financiero Galicia
Bonds
Notes Class III Due 2014 (Pesos)	2014	Badlar + 359 b.p.	81.0	4.9	76.1	—	—
Notes Class II Series III Due 2013 (US$)	2013	9.00%	133.3	133.3		—	—

Banco Galicia
Deposits
Time Deposits (Pesos/US$)	Various	Various	20,168.1	19,912.9	253.2	2.0	—
Bonds
Fixed Rate Due 2018 (US$)(4)	2018	8.75%	1,484.6	20.4	—	—	1,464.2
2019 Notes (US$) (1) (2)	2019	11.00%	1,188.0	—	—	—	1,188.0
9% Notes Due 2003 (US$) (3)	2003	9.00%	13.2	13.2	—	—	—
Loans
Floating Rate Loans Due 2019 (US$) (1) (5)	2019	Libor + 578 b.p.	11.9	—	—	—	11.9
FMO Financial Loans (US$)	Various	Libor + 550 b.p.	100.3	31.5	39.3	29.5	—
PROPARCO Financial Loans (US$)	Various	Libor + 400 b.p.	10.0	1.2	3.9	3.9	1.0
IFC Financial Loans (US$)	Various	Libor + 350 b.p.	222.6	114.7	107.9	—	—
Other Financial Loans (US$) (6)	Various	Various	201.3	201.3	—	—	—
IDB Financial Loans (Pesos)	Various	Various	28.8	8.7	12.1	7.6	0.4
Fontar Financial Loans (Pesos)	Various	Various	24.9	9.2	10.6	4.7	0.4
BICE Financial Loans (Pesos)	Various	Various	38.9	10.8	20.3	5.1	2.7
BICE Financial Loans (US$)	Various	Various	38.2	13.3	21.2	3.7	—
Short-term Intrebank Loans (Pesos)	2013	9.8%	82.0	82.0	—	—	—
Repurchases (US$) (7)	2013	Various	427.9	427.9	—	—	—

Tarjetas Regionales
Financial Loans with Local Banks (Pesos)	Various	Various	684.8	630.8	54.0	—	—
Notes (Pesos/US$)	Various	Various	2,085.4	688.6	740.8	656.0	—

CFA
Local Financing (Pesos)	Various	Various	277.8	257.8	20.0	—	—
Notes (Pesos)	Various	Various	481.6	458.2	23.4	—	—

Total			27,784.6	23,020.7	1,382.8	712.5	2,668.6

Principal and interest. Includes the CER adjustment, where applicable.

(1)	Issued in 2004 as part of the restructuring of the foreign debt of Banco Galicia’s Head Office and its Cayman Branch.
(2)	Subordinated Notes Due 2019: Interest paid in cash: 6% per annum from January 1, 2004 until (but not including) January 1, 2014, payable semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004. Unless the notes are previously redeemed, the annual interest rate will increase to 11% per annum from that date until (but not including) January 1, 2019. Interest paid in additional subordinated notes due 2019: 5% per annum from January 1, 2004, to be paid on January 1, 2014 and January 1, 2019. Principal amortizes in full on January 1, 2019, unless the notes are previously redeemed at par plus accrued but unpaid interest, in whole or in part, at Banco Galicia’s option, at any time, in accordance with the terms of the agreements governing such notes.
(3)	The balance represents debt not tendered by its holders to the exchange offered by Banco Galicia to restructure its foreign debt, which was completed in May 2004.
(4)	Interest payable in cash semiannually, fixed rate of 8.75%. Principal in full on May 4, 2018.
(5)	Interest payable in cash: Libor+78 b.p., per annum from January 1, 2004, until (but not including) January 1, 2014, payable semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004. Unless the loans are previously redeemed, the annual interest rate will increase to Libor+578 b.p. per annum from that date until (but not including) January 1, 2019. Also pays interest in additional subordinated loans, due 2019: 5% per annum from January 1, 2004, to be paid on January 1, 2014 and January 1, 2019. Principal amortizes in full on January 1, 2019 unless the loans are previously redeemed at part plus accrued interest and additional amounts, if any, in whole or in part at Banco Galicia’s option, in accordance with the terms of the agreements governing such loans.
(6)	Borrowings to finance international trade operations to Bank customers.
(7)	Includes premiums.

Off- Balance Sheet Contractual Obligations

Operating Leases

As of December 31, 2012, we also had off-balance sheet contractual obligations arising from the leasing of certain properties used as a part of our distribution network. The estimated future lease payments in connection with these properties are as follows:

(In millions of Pesos)
2013	114.26
2014	137.11
2015	165.73
2016	196.94
2017	217.78
2018 and After	490.79

Total	1,322.62

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

Our credit exposure related to these items as of December 31, 2012, is summarized below:

December 31,
2012
(in millions of Pesos)
Commitments to Extend Credit	3,732.3
Standby Letters of Credit	671.2
Guarantees Granted	345.6
Acceptances	88.5

In addition to the above commitments, as of December 31, 2012, purchase limits available for credit-card holders amounted to Ps.53,251.4 million.

As of December 31, 2012, main fees related to the above-mentioned commitments were Ps.11.5 million corresponding to standby letters of credit, Ps.9.8 million from guarantees provided and Ps.2.9 million from commitments to extend credit.

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to our customers, we may require counter guarantees. As of December 31, 2012, these counter guarantees, classified by type, were as follows:

December 31,
2011
(in millions of Pesos)
Preferred Counter Guarantees	16.8
Other Counter Guarantees	76.9

For more detailed information about off-balance sheet financial instruments, see Note 25 to our audited consolidated financial statements.

Other

We account for checks drawn on us and other financial institutions, as well as other items in the process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process as of December 31, 2012, were as follows:

December 31, 2012
(in millions of Pesos)
Checks Drawn on Banco Galicia	984.2
Checks Drawn on Other Banks	1,154.8
Bills and Other Items for Collection	6,527.9

With respect to fiduciary risk, we act as trustee of trust agreements to guarantee obligations arising from various contracts between the parties. As of December 31, 2012, the trust funds amounted to Ps.5,192.3 million.

In addition, we hold securities in custody, which as of December 31, 2012 amounted to Ps.16,640.5 million.

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

Allowance for Loan Losses

Our allowance for loan losses including the allowance for loan losses of Banco Galicia and CFA is maintained in accordance with Argentine Central Bank rules. Under such rules, a minimum allowance for loan losses is calculated primarily based upon the classification of Banco Galicia’s commercial loan borrowers and upon delinquency aging (or the number of days the loan is past due) for individual loan borrowers of both Banco Galicia and CFA and for Banco Galicia’s commercial loans of less than Ps.750,000. Although we are required to follow the methodology and guidelines for determining the minimum loan loss allowance as set forth by the Argentine Central Bank, we are allowed to establish additional allowances for loan losses. The determination of the allowance for loan losses requires a significant degree of judgment. The credit cards companies follow the IFRS guidelines to record the allowances for loan losses, which include the minimum requirements of Argentine Central Bank rules.

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

Other Receivables Resulting from Financial Brokerage and Miscellaneous Receivables

We carry other receivables resulting from financial brokerage and miscellaneous receivables net of allowances for uncollectible amounts. Our judgment regarding the ultimate collectability is performed on an account-by-account basis and considers our assessment of the borrower’s ability to pay based on factors such as the borrower’s financial condition, past payment history, guarantees and past-due status.

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

U.S. GAAP - Critical Accounting Policies

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

In addition, if necessary, a specific allowance for loan losses is established for individual loans, based on regular reviews of individual loans, recent loss experience, credit scores, the risk characteristics of the various classifications of loans and other factors directly influencing the potential collectability and affecting the quality of the loan portfolio.

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

A ten percent decrease in the expected cash flows of significant impaired loans individually analyzed, could result in an additional impairment of approximately Ps.7.1 million.

A ten percent increase in the historical loss ratios for loans collectively analyzed could result in an additional impairment of approximately Ps.166.5 million.

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

As of December 31, 2012 and 2011, no impairment was recorded.

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

According to taxable income projections, Grupo Financiero Galicia believes that is more likely than not that it will recover the temporary differences and the presumed minimum income tax. Therefore, no valuation allowance was provided against presumed minimum income tax and temporary differences.

Securitizations

Under U.S. GAAP, prior to January 1, 2010, Grupo Financiero Galicia adopted SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, as amended by SFAS 156, both of them codified under the topic ASC No. 860 “Transfers and Servicing” (“ASC No. 860”). ASC No. 860 required an entity to recognize the financial and servicing assets it controls and the liabilities it had incurred and to derecognize financial assets when control has been surrendered.

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

Based on the mentioned evaluation as of December 31, 2012 and 2011 Grupo Financiero Galicia consolidated the financial trust Galtrust I in which Grupo Financiero Galicia had a controlling financial interest and for which it is the primary beneficiary.

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

Other-than-temporary impairment

Under U.S. GAAP, Argentine government bonds, including Bonar 2015 Bonds, Galtrust I and the investment in Almafuerte Special fund, were classified as available-for-sale securities, and therefore, carried at fair value with changes in the fair value reflected in other comprehensive income for the years ended December 31, 2012 and 2011.

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

As of December 31, 2012 and 2011 the fair value of the securities exceeded their amortized cost. Therefore for U.S. GAAP purposes we concluded that there was no recognition of impairment.

Principal Trends

Related to Argentina

We expect the economy to continue recovering at a moderate pace in 2013. The main factors contributing to this expectation of recovery include improved climate conditions which will benefit the crop yields of the agricultural sector as compared to the poor crop yield which affected the Argentine economy in 2012. In addition, relatively favorable international prices for Argentine exports, as compared to 2012 prices, will contribute positively to economic recovery in 2013. The recovery of the Brazilian economy will also positively impact Argentine exports of industrial goods and, therefore, contribute to the growth of certain domestic industries, particularly the automotive industry, whose main export market is Brazil. We do not expect significant economic growth worldwide, especially in developed countries, and particularly Europe. The rapid expansion of emerging markets, however, could impact economic growth worldwide and in developed countries.

Additionally, we expect improvements in domestic demand as a result of the Argentine government’s fiscal and monetary policy.

Even though a slight recovery in the pace of growth of activity is estimated, the inflation rate and the subsequent loss of competitiveness of the Argentine peso in the international market are still negative factors affecting the Argentine economy. In the financial sector, high volatility in connection with the outcome of the dispute between the Argentine government and the holders of defaulted debt is expected.

Related to the Financial System

With respect to the Argentine financial system, we understand that financial intermediation with the private sector will continue to increase, gradually returning loans and deposits to higher GDP-rate levels. As such, it will be essential to reduce the volatility of certain variables in order to increase the average terms of loans and deposits.

In terms of financial strength, net results and accumulated results will help maintain high levels of capitalization. The Argentine Central Bank’s new organic charter grants additional power to the monetary authority with respect to whom credit is granted together with limits on interest rates, which we expect may have a negative impact on the financial margin.

Income from services will continue to be a significant component of operating income, whereas institutions will continue to work to decrease administrative expenses in order to improve operating efficiency.

The macroeconomic environment could negatively impact the loan portfolio quality, although the ongoing application of prudent measures and the high levels of allowances for the existing non-accrual loan portfolio should help to mitigate the effect on net income.

Related to Us

It is expected that the level of activity of all of the subsidiaries of Grupo Financiero Galicia will be consistent with the expectations in this economic context. Given that Banco Galicia is the most significant asset of Grupo Financiero Galicia, we refer to the trends related to Banco Galicia.

In 2013, with the goal of continued improvement of recurring operating results, Banco Galicia will maintain its strategy of increasing its volume of financial intermediation activities with the private sector, controlling administrative expenses in an effort to improve operational efficiency and maintaining an adequate diversification and risk coverage.

With respect to changes in portfolio quality, we expect some deterioration since, although there will be a recovery in GDP growth, there are sectors and regions that will face major challenges during 2013. Nevertheless, considering Banco Galicia has a high coverage for the non-accruing portfolio with provisions, it is likely that the impact on the income statement will be limited.

The analysis of these trends should be read in conjunction with the discussion in Item 3. “Key Information– Risk Factors”, and with consideration that the Argentine economy has been historically volatile, which has negatively affected the volume and growth of the financial system.

Item 5.B. Liquidity and Capital Resources

Liquidity - Holding Company on an Individual Basis

We generate our net earnings/losses from our operating subsidiaries, specifically Banco Galicia, our main operating subsidiary. Although, from 2002 to 2010 we did not receive any dividends from Banco Galicia, it is the primary source of funds available to us. On April 27, 2011, Banco Galicia’s shareholders held a shareholders’ meeting during which they approved the distribution of cash dividends for a total amount of Ps.100.1 million. During May 2011, according to our participation of 94.84%, we received a cash dividend of Ps.94.9 million. Additionally, during 2011, we received from other subsidiaries cash dividends for Ps.38.9 million. During fiscal year 2012, Grupo Financiero Galicia’s subsidiaries approved a cash dividend distribution of Ps.61.4 million. Grupo Financiero Galicia received Ps.41.0 million of such amount during 2012 and the remaining amount of Ps.20.4 million will be received in May 2013.

Banco Galicia’s dividend-paying ability had been affected since late 2001 by the effects of the 2001-2002 liquidity crisis and its impact on its income-generation capacity. In addition, there were other restrictions on Banco Galicia’s ability to pay dividends resulting from applicable Argentine Central Bank rules and the loan agreements entered into by Banco Galicia as part of its foreign debt restructuring. See Item 8. “Financial Information-Dividend Policy and Dividends.”

The extent to which a banking subsidiary may extend credit or otherwise provide funds to a holding company is limited by Argentine Central Bank rules. For a description of these rules, see Item 4. “Information on the Company-Argentine Banking Regulation-Lending Limits.”

According to Grupo Financiero Galicia’s policy for the distribution of dividends and due to the fact that most of the profits for fiscal year 2011 corresponded to income by holdings and just a fraction corresponded to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations’ Law, and taking as well into consideration Grupo Financiero Galicia’s financial condition for the fiscal year ended December 31, 2011, at the shareholders’ meeting held on April 19, 2012, our shareholders approved the payment of dividends in cash for Ps.17.8 million for the fiscal year ended December 31, 2011, which represents 1.4% for the 1,241,407,017 class A and B ordinary shares with a face value of Ps.1 each. Taking into consideration the above policy, regulatory framework and Grupo Financiero Galicia’s financial situation, as well as its profits for the fiscal year ended December 31, 2012, the shareholders’ meeting held on April 15, 2013 approved the distribution of cash dividends for Ps.24.3 million for the fiscal year ended December 31, 2012 which represents 1.9% with regard to 1,241,407,017 class A and B ordinary shares with a face value of Ps.1 each.

Pursuant to the section incorporated after Section 25 of Act No. 23,966, Grupo Financiero Galicia will receive the reimbursement of tax withholdings related to the taxes paid on behalf of the shareholders subject to the tax on personal assets as of December 31, 2012.

As of December 31, 2012, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.4 million and short-term investments in an amount of Ps.11.57 million. Grupo Financiero Galicia’s short-term investments were made up of: (i) special checking account deposits of Ps.0.77 million, (ii) investments in mutual funds of Ps.3.66 million, (iii) public and private bonds for Ps.3.89 million, (iv) Grupo Financiero Galicia’s stake in GV Mandataria (in liquidation) for Ps.0.02 million and (v) Grupo Financiero Galicia’s stake in Galval for Ps.3.5 million.

As of December 31, 2011, Grupo Financiero Galicia, on an individual basis, had cash and due from banks of Ps.0.9 million and short-term investments of Ps.59.4 million. Grupo Financiero Galicia’s short-term investments were made up of: (i) special checking account deposits of Ps.55.9 million and (ii) investments in mutual funds of Ps.3.5 million.

As of December 31, 2010, Grupo Financiero Galicia, on an individual basis, had cash and due from banks of Ps.0.8 million and short-term investments of Ps.26.5 million. Grupo Financiero Galicia’s short-term investments were made up of: (i) special checking account deposits of Ps.24.8 million, (ii) time deposits of Ps.0.5 million, and (iii) investments in mutual funds of Ps.1.2 million.

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

On April 14, 2010, Grupo Financiero Galicia’s shareholders held the ordinary and extraordinary shareholders’ meeting during which they approved an extension of US$40 million in the amount of the global program of simple short-, medium- and/or long- term notes. Therefore, the maximum amount of the program, which was originally set at US$60.0 million or its equivalent in any other currency, was increased to US$100.0 million or its equivalent in any other currency. The extraordinary shareholders’ meeting held in August 2012 ratified the extension previously approved by the ordinary and extraordinary shareholders’ meeting held in April 2010 with regard to the approval of the US$40.0 million increase in the amount of Grupo Financiero Galicia’s global program.

Furthermore, during fiscal year 2010 Grupo Financiero Galicia made an offer of notes for a face value of US$45.0 million. The subscription period for such notes ended on June 4, 2010; the notes were fully subscribed for and Grupo Financiero Galicia decided not to issue the Series I notes, which were planned to be issued at a discount. The cut-off rate for the Series II notes was 101.82%, for a face value of US$18.1 million, equivalent to a 7% annual yield. With respect to the Series III notes, the cut-off rate was 101.28%, for a face value of US$26.9 million, equivalent to an 8.5% annual yield. Accordingly, during fiscal year 2010, Grupo Financiero Galicia repaid, upon maturity, the Class I, Series I notes for US$34.4 million. During 2011, Grupo Financiero Galicia repaid, upon maturity, Class I, Series II notes for US$10.6 million and during fiscal year 2012 Grupo Financiero Galicia also repaid upon maturity Class II, Series II notes for US$18.1 million.

On August 28, 2012, Grupo Financiero Galicia issued Class III notes, for a face value amount of Ps.78.1 million, with a variable interest rate equal to the Benchmark Rate (BADLAR) plus 3.59% and with a maturity date of February 28, 2014. The aggregate principal amount of such notes will be repaid upon maturity.

Each of our subsidiaries is responsible for their own liquidity management. For a discussion of Banco Galicia’s liquidity management, see “-Banco Galicia’s Liquidity Management-Banco Galicia (Unconsolidated) Liquidity Management”.

Consolidated Cash Flows

Our consolidated statements of cash flows were prepared using the measurement methods and the presentation requirements prescribed by the Argentine Central Bank. See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010, included in this annual report.

As of December 31, 2012, on a consolidated basis, we had Ps.11,324.0 million in available cash (defined as total cash and cash equivalents), representing a Ps.1,079.8 million increase from the Ps.10,244.2 million as of December 31, 2011. At the end of fiscal year 2011, our available cash (and cash equivalents) had increased in the amount of Ps.2,800.7 million from the Ps.7,443.5 million of available cash (and cash equivalents) at the end of the prior fiscal year.

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

The table below summarizes the information from our consolidated statements of cash flows for the three fiscal years ended December 31, 2012, 2011 and 2010 which is also discussed in more detail below.

	December 31,
	2012	2011	2010
	(in millions of Pesos)
Funds (1) at the Beginning of the Fiscal Year	Ps.10,244.2	Ps.7,443.5	Ps.5,428.7

Funds Provided (Used) by Operating Activities	1,675.7	432.0	2,762.9

- Net (Increase)/Decrease in Government and Private Securities	1,219.7	(245.5)	2,911.0
- Net (Increase)/Decrease in Loans	(4,484.2)	(5,012.3)	(4,453.4)
- Net Increase/(Decrease) in Deposits	7,181.5	6,219.3	4,181.0
- Other	(2,241.3)	(529.5)	124.3

Funds Provided (Used) by Investing Activities	(309.0)	(273.4)	(363.3)

- Payments for bank premises, equipment and miscellaneous assets, net	(290.8)	(258.3)	(133.7)
- Payments for equity investments	(18.2)	(15.1)	(347.2)
- Other	—	—	117.6

Funds Provided (Used) by Financing Activities	(673.4)	2,370.8	(495.9)

- Net Increase/(Decrease) in notes	(15.0)	1,521.6	(1,012.3)
- Net Increase/(Decrease) in banks and international entities	(888.6)	757.8	96.5
- Net Increase/(Decrease) in loans from local financial institutions	260.6	135.6	430.0
- Other	(30.4)	(44.2)	(10.1)

-Effect of Exchange Rate on Cash and Cash Equivalents	386.5	271.3	111.1

Funds at the End of the Fiscal Year	Ps.11,324.0	Ps.10,244.2	Ps.7,443.5

(1)	Cash and cash equivalents

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

Management believes that cash flows from operations and available cash and cash equivalent balances, will be sufficient to fund our financial commitments and capital expenditures for fiscal year 2013.

Cash Flows from Operating Activities

In fiscal year 2012, net cash provided by operating activities amounted to Ps.1,675.7 million, due to a Ps.7,181.5 million increase in deposits, corresponding to: (a) an increase of Ps.4,071.5 million in demand deposits and (b) an increase of Ps.3,110.0 million in time deposits, that was partially offset by the increase of Ps.4,484.2 million in loans mainly attributable to our private-sector loan portfolio origination. In addition, net cash was used by operating activities as follows: (i) Ps.1,219.7 million decrease in government and private securities comprised of the proceeds of Ps.1,778.9 million from the sale of Argentine Central Bank debt instruments (Nobac and Lebac) and other securities and offset by an increase of Ps.559.2 million in net repurchase agreement transactions, (ii) Ps.562.2 million of organization and development expenses, and (iii) Ps.1,679.1 million due to the increase of net other assets and liabilities.

In fiscal year 2011, net cash provided by operating activities amounted to Ps.432.0 million, due to a Ps.6,219.3 million increase in deposits, corresponding to: (a) an increase of Ps.3,045.6 million in demand deposits and (b) an increase of Ps.3,173.7 million in time deposits, that was partially offset by the increase of Ps.5,012.3 million in loans mainly attributable to our private-sector loan portfolio origination. In addition, net cash was used by operating activities as follows: (i) Ps.245.5 million increase in government and private securities comprised of an increase of Ps.364.5 million in net repurchase agreement transactions and offset by proceeds of Ps.119.0 million from the sale of Argentine Central Bank debt instruments (Nobac and Lebac) and other securities, (ii) Ps.385.4 million of organization and development expenses, and (iii) Ps.144.1 million due to the increase of net other assets and liabilities.

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

Cash Flows from Investing Activities

In fiscal year 2012, net cash used by investing activities amounted to Ps.309.0 million mainly attributable to the acquisition of bank premises and equipment of Ps.241.7 million and miscellaneous assets of Ps.49.1 million. In addition, net cash was used by other fluctuations of Ps.18.2 million corresponding to other investing assets.

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

Cash Flows from Financing Activities

In fiscal year 2012, financing activities used cash in the amount of Ps.673.4 million due to the issuance of notes and long term foreign credit facilities in the amount of Ps.1,146.3 million and the increase in short-term borrowings of Ps.260.6 million. These amounts were offset by: (a) payments of long-term debt for Ps.2,049.5 million and (b) a net decrease in others fluctuations of Ps.30.8 million corresponding to other financing activities.

In fiscal year 2011, financing activities generated cash in the amount of Ps.2,370.8 million due to the issuance of notes and long term foreign credit facilities in the amount of Ps.3,185.0 million and the increase in short-term borrowings of Ps.135.6 million. These amounts were offset by: (a) payments of long-term debt for Ps.905.6 million and (b) a net decrease in others fluctuations of Ps.44.2 million corresponding to other financing activities.

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

Banco Galicia’s Liquidity Management

Banco Galicia Consolidated Liquidity Gaps

Liquidity risk is the risk that liquid assets are not available for Banco Galicia to meet financial commitments at contractual maturity, take advantage of potential investment opportunities and meet demand for credit. To monitor and control liquidity risk, Banco Galicia monitors and systematically calculates the gaps between financial assets and liabilities maturing within set time intervals based on contractual remaining maturity, on a consolidated basis with the Regional Credit Card Companies and CFA. All of the deposits in checking accounts and other demand deposits and deposits in savings accounts are included in the first time interval. These figures are used to simulate different liquidity crisis scenarios based on assumptions stemming from historical experience.

As of December 31, 2012, the consolidated gaps between maturities of Banco Galicia’s financial assets and liabilities based on contractual remaining maturity were as follows

	As of December 31, 2012 (1)
	Less than one Year	1 – 5 Years	5 – 10 Years	Over 10 Years	Total
	(in millions of Pesos, except ratios)
Assets
Cash and Due from Banks	2,875.5	—	—	—	2,875.5
Argentine Central Bank – Escrow Accounts	6,062.7	—	—	—	6,062.7
Overnight Placements	277.5	—	—	—	277.5
Loans – Public Sector	339.5	—	—	—	339.5
Loans – Private Sector	34,959.8	6,483.1	137.5	13.3	41,593.7
Government Securities	3,038.4	503.1	—	—	3,541.5
Notes and Corporate Securities	95.7	87.3	25.0	—	208.0
Financial Trusts	607.6	779.4	126.0	0.9	1,513.9
Special Fund Former Almafuerte Bank	—	166.1	—	—	166.1
Other Financing	309.9	—	—	—	309.9
Receivables from Financial Leases	240.2	329.2	36.7	—	606.1
Other	465.9	—	—	—	465.9

Total Assets	49,272.7	8,348.2	325.1	14.2	57,960.2

Liabilities
Savings Accounts	9,250.5	—	—	—	9,250.5
Demand Deposits	10,526.3	—	—	—	10,526.3
Time Deposits	19,683.7	255.2	0.1	—	19,939.0
Notes	977.5	2,661.4	1,464.2	—	5,103.1
International Banks and Credit Agencies	343.2	249.0	1.0	—	593.2
Domestic Banks	987.4	159.4	3.4	—	1,150.2
Other Liabilities (1)	7,423.7	—	—	—	7,423.7

Total Liabilities	49,192.4	3,325.0	1,468.7	—	53,986.0

Asset / Liability Gap	80.3	5,023.2	(1,143.6)	14.2	3,974.2
Cumulative Gap	80.3	5,103.5	3,959.9	3,974.1	3,974.2
Ratio of Cumulative Gap to Cumulative Liabilities	0.2%	9.7%	7.3%	7.4%
Ratio of Cumulative Gap to Total Liabilities	0.2%	9.5%	7.3%	7.4%

Principal plus CER adjustment. Does not include interest.

(1)	Includes, mainly, debt with retailers due to credit card operations, liabilities in connection with repurchase transactions, debt with domestic credit agencies and collections for third parties. The “Less than One Year” bucket also includes Ps.6.6 million corresponding to Banco Galicia’s foreign debt not tendered by its holders in the exchange offered to restructure such foreign debt, which was completed in May 2004.

The table above is prepared taking into account contractual maturity. Therefore, all financial assets and liabilities with no maturity date are included in the “Less than One Year” category.

Banco Galicia must comply with a maximum limit set by its board of directors for liquidity mismatches. This limit has been established at -25% (minus 25%) for the ratio of cumulative gap to total liabilities within the first year. As shown in the table above, Banco Galicia complies with the established policy, since such gap was 0.2% as of December  31, 2012.

Banco Galicia (Unconsolidated) Liquidity Management

The following is a discussion of Banco Galicia’s liquidity management, excluding the consolidated companies.

Banco Galicia’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet customer’s credit demand. To set the appropriate level, forecasts are made based on historical experience and on an analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds. As of December 31, 2012, Banco Galicia’s unconsolidated liquidity structure was as follows:

	As of December 31, 2012
	(in millions of Pesos)
Legal Requirement	Ps.	5,809.7
Management Liquidity		5,634.9

Total Liquidity (1)	Ps.	11,444.6

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

The assets included in this calculation are the balances of Peso- and Dollar-denominated deposit accounts at the Argentine Central Bank and escrow accounts held at the Argentine Central Bank in favor of clearing houses.

Management liquidity consists of the following items: (i) 100% of the balance of overnight placements in banks abroad, (ii) 90% of the Lebac balance, (iii) 90% of the market value of available government securities, due to the potential liquidity that might be obtained through sales or repurchase transactions, (iv) net short-term interbank loans (call loans), and (vi) 100% of the balance at the Argentine Central Bank, including escrow accounts in favor of clearing houses, in excess of the amounts necessary to cover the Minimum Cash Requirements

Capital

Our capital management policy is designed to ensure prudent levels of capital. The following table analyzes our capital resources as of the dates indicated.

	As of December 31,
	2012			2011			2010
	(in millions of Pesos, except ratios, multiples and percentages)
Shareholders’ Equity	Ps.	4,870.1		Ps.	3,551.6		Ps.	2,469.5
Shareholders’ Equity as a Percentage of Total Assets		7.67%			6.94%			6.92%
Total Liabilities as a Multiple of Total Shareholders’ Equity		12.03	x		13.41	x		13.46	x
Tangible Shareholders’ Equity (1) as a Percentage of Total Assets		5.96%			5.53%			5.64%

(1)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

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

For a more detailed description of our capital expenditures in 2012 and our capital commitments for 2013, see Item 4. “Information on the Company-Capital Investments and Divestitures”. For a description of financing of our capital expenditures, see “-Consolidated Cash Flows”.

Item 5.E. Off-Balance Sheet Arrangements

See Item 5.A. “Operating Results-Off-Balance Sheet Arrangements” and “Operating Results-Off-Balance Sheet Contractual Obligations.”

Item 5.F. Contractual Obligations

See Item 5.A. “Operating Results-Contractual Obligations.”

Item 6. Directors, Senior Management and Employees

Our Board of Directors

Our ordinary shareholders’ meeting took place on April 15, 2013. The following table sets out the members of our Board of Directors as of that date (all of whom reside in Buenos Aires, Argentina), the positions they hold within Grupo Financiero Galicia, their dates of birth, their principal occupations and the dates of their appointment and on which their current terms will expire. Terms expire when the annual shareholders’ meeting takes place.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Eduardo J. Escasany	Chairman	June 30, 1950	Businessman	April 2005	December 2015
Pablo Gutierrez	Vice chairman	December 9, 1959	Banker	April 2003	December 2015
Abel Ayerza	Director	May 27, 1939	Businessman	September 1999	December 2014
Federico Braun	Director	February 4, 1950	Businessman	September 1999	December 2013
Antonio R. Garcés	Director	May 30, 1942	Banker	April 2012	December 2014
Enrique Martin	Director	October 19, 1945	Businessman	April 2006	December 2014
Luis O. Oddone	Director	May 11, 1938	Businessman	April 2005	December 2015
Silvestre Vila Moret	Director	April 26, 1971	Businessman	June 2002	December 2013
Juan Miguel Cuattromo	Director	January 13, 1983	Economist	April 2013	December 2013
María Ofelia Hordeñana de Escasany	Alternate Director	December 30, 1920	Businesswoman	April 2000	December 2013
Sergio Grinenco	Alternate Director	May 26, 1948	Banker	April 2003	December 2014
Alejandro Rojas Lagarde	Alternate Director	July 17, 1937	Lawyer	April 2000	December 2014
Luis S. Monsegur	Alternate Director	August 15, 1936	Accountant	April 2000	December 2014

The following is a summary of the biographies of the members of our Board of Directors:

Eduardo J. Escasany: Mr. Escasany obtained a degree in economics at the Universidad Católica Argentina. He was associated with Banco Galicia from 1973 to 2002. He was appointed to Banco Galicia’s board of directors in 1975. In 1979, he was elected as the vice chairman and from 1989 to March 21, 2002 he was the chairman of Banco Galicia’s board of directors and its chief executive officer. He was elected as the vice chairman of the Argentine Bankers Association from 1989 to 1993 and the chairman of such association from 1993 to 2002. He was chairman of the Board of Directors from April 2002 to June 2002. In April 2005, he was re-elected as member of the Board of Directors and appointed as chairman in 2010. He is also a lifetime trustee and vice chairman of the Fundación Banco de Galicia y Buenos Aires. Mr. Escasany is Mrs. María Ofelia Hordeñana de Escasany’s son and Mr. Silvestre Vila Moret’s uncle.

Pablo Gutierrez: Mr. Gutierrez obtained a degree in business administration at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1985, where he served in different positions. In April 2005, he was appointed to the board of directors of Banco Galicia. Mr. Gutierrez is chairman of Tarjetas Regionales, vice president of Sudamericana Holding and Galicia Valores, regular director of CFA, Tarjetas Cuyanas, Tarjetas del Mar, Tarjeta Naranja and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. He was an alternate director of Grupo Financiero Galicia from April 2003 to April 2010 when he was appointed as vice chairman. In April 2012, he was appointed as the vice chairman of Banco Galicia. Mr. Gutierrez is Mr. Abel Ayerza’s nephew.

Abel Ayerza: Mr. Ayerza obtained a degree in business administration at the Universidad Católica Argentina. He was associated with Banco Galicia from 1966 to 2002. Mr. Ayerza is also the chairman of Aygalpla S.A., a lifetime trustee and second vice chairman of the Fundación Banco de Galicia y Buenos Aires and the managing partner of Cribelco S.R.L., Crisabe S.R.L. and Huinca Cereales S.R.L. He has been a member of the Board of Directors since September, 1999. Mr. Ayerza is the uncle of Mr. Pablo Gutierrez.

Federico Braun: Mr. Braun obtained a degree in industrial engineering at the Universidad de Buenos Aires. He was associated with Banco Galicia from 1984 to 2002. Mr. Braun is also the chairman of Patagonia Logística S.A., Campos de la Patagonia S.A., Estancia Anita S.A. and S.A. Importadora and Exportadora de la Patagonia; the vice chairman of Club de Campo Los Pingüinos S.A., Inmobiliaria y Financiera “La Josefina” S.A. and Asociación de Supermercados Unidos y Mayorista Net S.A. He is a member of Asociación Empresaria Argentina and a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. He has been a member of the Board of Directors since September, 1999.

Antonio Roberto Garcés: Mr. Garcés obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1959 and with Grupo Financiero Galicia since 2002. In April 1985, he was appointed as an alternate director of Banco Galicia. Subsequently, he was appointed as the vice chairman of Banco Galicia in September 2001, the chairman of the board of directors of Banco Galicia from March 2002 until August 2002, and then the vice chairman from August 2002 until April 2003, when he was elected as the chairman of Banco Galicia’s board of directors until 2011. From 2003 to 2010 he was the chairman of Grupo Financiero Galicia. In April 2012, Mr. Garcés was appointed as a regular director of Grupo Financiero Galicia.

Enrique Martin: Mr. Martin obtained a degree in law at the Universidad de Buenos Aires. He was a professor at the Universidad de Buenos Aires for more than 20 years and has a post-graduate certificate in international economics from the University of London. He was associated with Banco Galicia from 1977 until 2002 and was responsible for the International Banking Relations Department. Mr. Martin is a senior Advisor to ZEIG S.A. He is also a director of the Argentine-Chilean Chamber of Commerce and an advisor to the Canadian-Argentine Chamber of Commerce. He has been a member of the Board of Directors since April 2006, and in 2012 was appointed as an alternate director of Banco Galicia.

Luis Oddone: Mr. Odonne obtained a degree in national public accounting at the Universidad de Buenos Aires. He was appointed as Grupo Financiero Galicia’s syndic from 1999 until April 2005. He has been a member of the Board of Directors since April 2005.

Silvestre Vila Moret: Mr. Vila Moret obtained a degree in banking administration at the Universidad Católica Argentina. He was associated with Banco Galicia from 1997 until May 2002. Mr. Vila Moret is also vice chairman of El Benteveo S.A. and Santa Ofelia S.A. He has been a member of the Board of Directors since June 2002. Mr. Vila Moret is the grandson of Mrs. María Ofelia Hordeñana de Escasany and nephew of Mr. Eduardo J. Escasany.

Juan Miguel Cuattromo: Mr. Cuattromo obtained a degree and a Master’s degree in economics at the Universidad de Buenos Aires. He also obtained postgraduate degrees from the Institute for Capacity Development (a special agency of the IMF) and from the Escola de Administração Fazendária. Mr. Cuattromo was a professor at the Universidad de Buenos Aires teaching subjects such as macroeconomics, international economy and banks and credits. He has published a wide variety of paper works and won the first prize at the “5th Edition of the Annual Prize on Economics Research” organized by the Argentine Central Bank. Mr. Cuattromo also worked as a consultant at the World Bank and as a special guest of the Economic and Finance Centre for Argentinean Development. Since 2005 he has served within different agencies of the Mininstry of Economics, and in 2012 he was appointed director of the Foreign Analysis Agency where he still serves.

María Ofelia Hordeñana de Escasany: Mrs. Hordeñana de Escasany has held several positions in different subsidiaries of Banco Galicia. She is currently the chairman of the Fundación Banco de Galicia y Buenos Aires and Santamera S.A. She has been an alternate director of Grupo Financiero Galicia since April 2000. Mrs. Hordeñana de Escasany is the mother of Mr. Eduardo J. Escasany and the grandmother of Mr. Silvestre Vila Moret.

Sergio Grinenco: Mr. Grinenco obtained a degree in economics at the Universidad Católica Argentina and a master’s degree in business administration from Babson College in Wellesley, Massachusetts. He has been associated with Banco Galicia since 1977. He was elected as an alternate director of Banco Galicia in September 2001 and as the vice chairman in April 2003, a position he held until 2011. Mr. Grinenco is also the chairman of CFA, vice chairman of the Asociación de Bancos Argentina, a regular director of Tarjetas Regionales, liquidator of Galicia Capital Markets S.A. (in liquidation) and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. In 2012, he was appointed as the chairman of Banco Galicia.

Alejandro María Rojas Lagarde: Mr. Rojas obtained a degree in law at the Universidad de Buenos Aires. He has held a variety of positions at Banco Galicia since 1963. From 1965 to January 2000, he was responsible for the general counsel office of Banco Galicia. He has been an alternate director on the Board of Directors since 2000. He is also a manager of Rojas Lagarde S.R.L., alternate director of Santiago Salud S.A. and lifetime trustee of the Fundación Banco de Galicia y Buenos Aires.

Luis Sila Monsegur: Mr. Monsegur obtained a degree in national public accounting at the Universidad de Buenos Aires. He held a variety of positions at Banco Galicia from 1962 to 1992 and is an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. He has been an alternate director on the Board of Directors since 2000.

Our Board of Directors may consist of between three and nine permanent members. Currently our Board of Directors has nine members. In addition, the number of alternate directors-individuals who act in the temporary or permanent absence of a director-has been set at four. The directors and alternate directors are elected by the shareholders at our annual general shareholders’ meeting. Directors and alternate directors are elected for a maximum term of three years.

Messrs. Sergio Grinenco and Pablo Gutiérrez are also directors of Banco Galicia. In addition, some members of our Board of Directors may serve on the board of directors of any subsidiary.

Five of our directors and one of our alternate directors are members of the families that are the controlling shareholders of Grupo Financiero Galicia.

Our Audit Committee

Grupo Financiero Galicia complies with the provisions set forth by Decree 677/01, Section 15 and General Resolution No. 400/02 enacted by the CNV, and Capital Markets Law No. 26,831 and the regulations set forth by the CNV, which require that companies which make a public offering of shares should form an Audit Committee, and develop a charter with regulations for its operation.

Accordingly, the Board of Directors established an Audit Committee with three members. Currently, Messrs. Luis O. Oddone, Antonio R. Garcés and C. Enrique Martin are the members of the Audit Committee. Our Audit Committee is comprised of two independent directors under the CNV and Nasdaq requirements. All three members of the Audit Committee are financially literate and have extensive managerial experience. Mr. Oddone is the financial expert serving on our Audit Committee.

According to the CNV rules, the Audit Committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposals for the appointment of the independent auditors and the compensation for the Directors, (ii) issuing a report detailing the activities performed according to the CNV requirements, (iii) issuing the Audit Committee’s annual plan and implementing the plan each fiscal year, (iv) evaluating the external auditors’ independence, work plans and performance, (v) evaluating the plans and performance of the internal auditors, (vi) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (vii) following-up on the use of information policies on risk management at Grupo Financiero Galicia’s main subsidiaries, (viii) evaluating the reliability of the financial information to be filed with the CNV and the SEC, (ix) verifying compliance with the applicable conduct rules, and (x) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders. The Audit Committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2012, the Audit Committee held thirteen meetings.

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

The following table shows the members of our Supervisory Committee. Each of our syndics was appointed at the ordinary shareholders’ meeting held on April 15, 2013. Terms expire when the annual shareholders’ meeting takes place.

Name	Position	Principal Occupation	Current Term Ends
Norberto Corizzo	Syndic	Accountant	December 2013
Luis A. Díaz	Syndic	Accountant	December 2013
Enrique M. Garda Olaciregui	Syndic	Lawyer	December 2013
Miguel Armando	Alternate Syndic	Lawyer	December 2013
Fernando Noetinger	Alternate Syndic	Lawyer	December 2013
Horacio Tedín	Alternate Syndic	Lawyer	December 2013

The following is a summary of the biographies of the members of our Supervisory Committee:

Norberto Corizzo: Mr. Corizzo obtained a degree in national public accounting at the Universidad de Buenos Aires. He has developed taxes activities in companies such as López González Raimondi y Asoc., Noel y Cía and Price Waterhouse. He has been syndic at Grupo Financiero Galicia since April 2003. He has been associated with Banco Galicia since 1977. Mr. Corizzo is also a syndic of Banco Galicia, EBA Holding, Tarjetas Regionales, Cobranzas Regionales S.A., Tarjeta Naranja, Tarjetas Cuyanas, Tarjetas del Mar and of other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

Luis Díaz: Mr. Díaz obtained a degree in national public accounting at the Universidad de Buenos Aires. He has provided services to Banco Galicia since 1965, and was elected as a syndic of Banco Galicia and Grupo Financiero Galicia at the shareholders’ meetings held on April 28, 2009. Additionally, he is a syndic of Tarjetas del Mar, CFA, Galicia Seguros, Galicia Valores, Galicia Warrants, CFA and of other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

Enrique M. Garda Olaciregui: Mr. Garda Olaciregui obtained a degree in law at the Universidad del Salvador. He has a master in Finances at Universidad del CEMA and a degree in Corporate Law at Universidad Austral. He has been associated with Banco Galicia since 1970. He served as legal advisor to Banco Galicia between September 2001 and April 2003. He has provided services as a Secretary Director between April 2003 and April 2010, when he was designated as regular syndic of Banco de Galicia. Additionally, he is a regular syndic at Tarjetas Regionales, CFA, Galicia Seguros, Galicia Valores, Galicia Warrants, Sudamericana Holding and other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

Miguel Armando: Mr. Armando obtained a degree in law at the Universidad de Buenos Aires. He was first elected as an alternate syndic of Banco Galicia in 1986. He is vice chairman of Arnoar S.A. and member of the board of directors of Santiago de Compostela Promotora de Seguros S.A. Mr. Armando is also a syndic of EBA Holding S.A. and an alternate syndic of Banco Galicia, Galicia Valores, Tarjetas Regionales, Tarjeta Naranja, Tarjetas Cuyanas and Tarjetas del Mar, among others.

Fernando Noetinger: Mr. Noetinger obtained a degree in law at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1987. Mr. Noetinger is also chairman of Arnoar S.A., and an alternate syndic of EBA Holding S.A., Electrigal S.A., GV Mandataria (in liquidation), Tarjetas del Mar, Tarjetas Regionales, Galicia Warrants, Galicia Valores, Banco Galicia, Galicia Capital Markets S.A. (in liquidation), Galicia Retiro, Galicia Seguros, Sudamericana Holding and Net Investment, among others.

Horacio Tedín: Mr. Tedín obtained a degree in law at the Universidad de Buenos Aires. In 1981 he founded his own law firm, which has actively worked for Banco Galicia and other big corporate clients. Mr. Tedín has been an alternate syndic of Grupo Financiero Galicia since 2006. He is also a syndic of Electrigal S.A. and an alternate syndic of EBA Holding S.A., GV Mandataria (in liquidation), CFA and Galicia Administradora de Fondos, among others.

Compensation of Our Directors

Compensation for the members of the Board of Directors is considered by the shareholders at the shareholders’ meeting once the fiscal year has ended. The independent directors and members of the Audit Committee are paid an annual fee based on the functions they carry out and they may receive partial advance payments during the year. We do not pay fees to the members of our Board of Directors who are also members of the board of directors of Banco Galicia. At the ordinary shareholders’ meeting held on April 15, 2013 the compensation for the Board of Directors was set at Ps.854,250 for the fiscal year ending on December 31, 2012. For a description of the amounts to be paid to the board of directors of Banco Galicia, see “-Compensation of Banco Galicia’s Directors and Officers” below.

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

Our CEO is Mr. Pedro Alberto Richards, who was born on November 14, 1952 and obtained a degree in economics from the Universidad Católica Argentina. He holds a Master of Science in Management from the Sloan School of Management at the Massachusetts Institute of Technology. He was director of the National Development Bank (BANADE). He has been associated with Banco Galicia since 1990. He was member of the board of directors of Galicia Capital Markets S.A. between 1992 and 1994 and vice chairman of Net Investment between September 2001 and May 2007. Since August 2000, he served as Grupo Financiero Galicia’s managing director and from 2010 as our CEO. Mr. Richards is also vice chairman of Sudamericana, chairman of Galicia Warrants and director of GV Mandataria (in liquidation) and Galval. Mr. Richards was alternate director of Grupo Financiero Galicia from April 2003 until April 2005, when he was appointed as director, position he occupied until April 14, 2010.

Our CFO is Mr. José Luis Gentile, who was born on March 15, 1956 and obtained a degree in national public accounting at the Universidad de Buenos Aires in 1982. Mr. Gentile is chairman of GV Mandataria (in liquidation), vice chairman of Marín S.A., Net Investment, Nucleamiento Inversor S.A. and Rivadavia 5306 S.A.; director of Distrocuyo S.A., Electrigal S.A., Galicia Retiro, Galicia Seguros, Galval and Galicia Broker Asesores de Seguros S.A. and alternate director of Galicia Warrants and Sudamericana. The Financial & Accounting Division is mainly responsible for the assessment of investment alternatives, thus suggesting whether to invest or withdraw Grupo Financiero Galicia’s positions in different companies or businesses. It also plans and coordinates Grupo Financiero Galicia’s administrative services and financial resources in order to guarantee its proper management. This division also aims at meeting requirements set by several controlling authorities, complying with information and internal control needs and budgeting purposes. Furthermore, it includes the investor relations function, aimed at planning, preparing, coordinating, controlling and providing financial information to the stock exchanges where Grupo Financiero Galicia’s shares are listed, regulatory bodies and both domestic and international investors and analysts. It assesses the materials published by analysts, carrying out a follow-up of their opinions, as well as those of shareholders and investors in general.

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

Board of Directors of Banco Galicia

At the ordinary shareholders’ meeting held on April 15, 2013, the size of Banco Galicia’s board of directors was set at seven members and five alternate directors. The following table sets out the members of Banco Galicia’s board of directors as of April 15, 2013, all of whom are residents of Buenos Aires, Argentina, the position currently held by each of them, their dates of birth, their principal occupations, the dates of their appointment and the year in which their current terms will expire. The business address of the members of the Banco Galicia’s board of directors is Tte. General J. D. Perón 407, (C1038AAI) Buenos Aires, Argentina.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Sergio Grinenco	Chairman of the Board	May 26, 1948	Banker	April 2012	December 2014
Pablo Gutierrez	Vice chairman	December 9, 1959	Banker	April 2012	December 2013
Guillermo J. Pando	Secretary Director	October 23, 1948	Banker	April 2003	December 2014
Luis M. Ribaya	Director	July 17, 1952	Banker	September 2001	December 2015
Raúl H. Seoane	Director	July 18, 1953	Banker	April 2012	December 2014
Pablo M. Garat (1)	Director	January 12, 1953	Lawyer	April 2004	December 2015
Ignacio A. González (1)	Director	April 23, 1944	Accountant	April 2010	December 2015
Enrique García Pinto	Alternate Director	August 10, 1948	—	April 2009	December 2015
Cirilo E. Martin	Alternate Director	October 19, 1945	Lawyer	April 2012	December 2014
Juan C. Fossatti (2)	Alternate Director	September 11, 1955	Lawyer	June 2002	December 2014
Augusto R. Zapiola Macnab (2) (3)	Alternate Director	June 27, 1947	Economist	April 2013	December 2015
Oscar J. Falleroni (2) (3)	Alternate Director	June 19, 1949	Accountant	April 2013	December 2015

(1)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Garat and González are independent and were reelected at the ordinary shareholders’ meeting held on April 15, 2013. The board of directors’ meeting held on April 16, 2013 elected them as members of the Audit Committee. Messrs. Garat and González are also independent directors in accordance with the Nasdaq rules.
(2)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Fossatti, Zapiola Macnab and Oscar J. Falleroni are independent alternate directors. They would replace the independent directors in case of vacancy. They are also independent directors in accordance with the Nasdaq rules.
(3)	Messrs. Augusto R. Zapiola Macnab and Oscar J. Falleroni, won´t be able to assume as directors without authorization from the Argentine Central Bank, which is still pending.

The following are the biographies of the members of the board of directors of Banco Galicia:

Sergio Grinenco: See “-Our Board of Directors”.

Pablo Gutierrez: See “-Our Board of Directors”.

Guillermo Juan Pando: Mr. Pando has been associated with Banco Galicia since 1969. He was first elected as an alternate director of Banco Galicia from September 2001 until June 2002, and in April 2003 he was elected as a director. He is also the chairman of Galicia Cayman and Santiago Salud S.A., vice chairman of Distrocuyo S.A. and Electrigal S.A., an alternate director of CFA, Tarjetas Regionales, Tarjetas del Mar and Tarjeta Naranja, the liquidator of Galicia Capital Markets S.A. (in liquidation) and an alternate trustee of Fundación Banco de Galicia y Buenos Aires.

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

Raúl Héctor Seoane: Mr. Seoane obtained a degree in economics from the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1988. Mr. Seoane was first elected as an alternate director of Banco Galicia from 2005 until December 2011, and in April 2012 was elected as a director. He is also an alternate director of CFA.

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

Ignacio Abel González: Mr. González obtained a degree in national public accounting at the Universidad de Buenos Aires and a master in Auditing at Drew University, New Jersey. Previously, he served as a Member of the International Committee of Finance & Value Sharing, PricewaterhouseCoopers. He was appointed as director of Banco Galicia at the shareholders’ meeting held on April 14, 2010. He is also syndic of Sociedad Anónima La Nación, La Nación Nuevos Medios, Publirevistas S.A., Sociedad Anónima Importadora y Exportadora de la Patagonia, Banelsip S.A. and Banelco S.A. and the founder and president of P.O.D.E.R (Polo de Desarrollo Educativo Renovador).

Enrique García Pinto: Mr. García Pinto has been associated with Banco Galicia since 1970. Previous to such time he served at Nobleza Piccardo SAYCYF and Saturno Agropecuaria SCA. Mr. García Pinto was appointed as an alternate director of Banco Galicia at the shareholders’ meeting held on April 28, 2009. He is also vice chairman of Galicia Internacional S.A. and director of Distrocuyo S.A.

Cirilo Enrique Martin: See “-Our Board of Directors”.

Juan Carlos Fossatti: Mr. Fossatti obtained a degree in law from the Universidad de Buenos Aires. He has been associated with Banco Galicia since June 2002, when he was elected as an independent alternate director at the annual general shareholders’ meeting. Mr. Fossatti is also the chairman of Tierras del Bermejo S.A. and of Tierras del Tigre S.A. and director of Baerlocher do Brasil S.A. (Sao Paulo – Brazil).

Augusto Rodolfo Zapiola Macnab: Mr. Zapiola Macnab obtained a degree in economics from the Pontificia Universidad Catolica Argentina. He has been associated with Banco Galicia from June 1978 until September 2002. In April 2013, he was elected as an alternate director.

Oscar José Falleroni: Mr. Falleroni was born on June 19, 1949. He obtained a degree in national public accounting at the Universidad de Buenos Aires. He was first elected as an alternate syndic on April 2012, and in April 2013 was elected as an alternate director.

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

Financial Committee: This committee is composed of one director, the CEO of Banco Galicia, the managers of the Risk Management and Financial Divisions, the managers of the Capital Markets and Financial Transactions Departments, the CEO and Financial manager of Tarjetas Regionales and the Financial manager of CFA. This committee may also call officers and managers from Banco Galicia, Tarjetas Regionales and CFA, whenever it may deem such action necessary. The committee is in charge of analyzing the financial evolution and funding needs of retail credit companies. It is also responsible of analyzing the portfolio and liquidity evolution, in addition to evaluate funding alternatives. This committee meets at least twice a month.

Risk Management Committee: This committee is composed of five directors, the CEO, the managers of the Strategic Planning and Management Control and the Risk Management Divisions and the Internal Audit Department manager. This committee is in charge of approving risk management strategies, policies, processes and procedures and the contingency plans thereof. It is also responsible for setting specific limits for the exposure to each risk and approving, when applicable, temporary excesses over such limits as well as being informed of each risk position and compliance with policies. This committee meets at least once every two months. Its resolutions are summarized in writing.

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

Information Technology Committee: This committee is composed of three directors, the CEO, the Comprehensive Corporate Services Division manager and the IT Department manager. This committee is in charge of supervising and approving the development plans of new systems and their budgets, as well as controlling these systems’ budget control. It is also responsible for approving the general design of the systems’ structure, the main processes thereof and the systems implemented, as well as monitoring the quality of Banco Galicia’s systems. This committee meets at least once every three months. It can hold extraordinary meetings when issues exist which require urgent attention. The IT Department manager usually calls for the meeting and requests the documents to be considered. However, any member of the Committee can do so. Its resolutions are summarized in writing.

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

Disclosure Committee: This Committee was created to comply with the provisions of the U.S. Sarbanes-Oxley Act. It is composed of five directors, the CEO, the manager in charge of the Strategic Planning and Management Control Division, the Internal Audit Department manager, and the managers of the Accounting Department, the Assets and Liabilities Management Department, the Investor Relations Department and the Legal Advisory Services Department and Risk Management. The syndics can be invited to attend any meeting called by this committee. A member of this committee that was created for the same purpose by Grupo Financiero Galicia also attends the meetings held by this committee. Likewise, this committee may call officers from Banco Galicia’s different divisions whenever it may deem necessary. This committee will meet every month or as long as there exist issues that require to be considered

Human Resources Committee: This committee is in charge of the appointment and assignment, transfer, rotation, development, headcount and compensation of the personnel included in salary levels 9 and above. It is composed of two directors, the CEO and the Organizational Development and Human Resources Division manager. This committee meets every six months or whenever there are issues that require consideration. Its resolutions are summarized in writing.

Asset and Liabilities Committee (ALCO): This committee is in charge of analyzing the evolution of Banco Galicia’s business from a financial point of view, in regard to fund raising and different assets placement. It is also in charge of the follow-up and control of liquidity, interest rate and currency mismatches. This committee is in charge of analyzing and making recommendations to the business divisions in connection with the management of interest rate, currency and maturity mismatches, with the goal of maximizing financial and foreign-exchange results within acceptable parameters of risk and capital use. This Committee is also responsible for suggesting changes to these parameters, if necessary, to Banco Galicia’s board of directors. Five directors, the CEO, the Retail Banking Division manager, the Wholesale Banking Division manager, the Financial Division manager, the Risk Management Division manager and the Strategic Planning and Management Control Division manager are members of this committee. This committee meets at least once a month. Its resolutions are summarized in writing and signed by two of its members.

Strategic Planning and Management Control Committee: This committee is composed of five directors, the CEO, the Risk Management Division manager, the Strategic Planning and Management Control Division manager and the Internal Audit Department manager. The syndics can be invited to attend any meeting called by this committee. This committee is in charge of the analysis, definition and follow-up of the consolidated balance sheet and income statement. This committee meets at least once every month. Quarterly budgetary follow-up by division must be made in meetings, in which three directors, the CEO, the Strategic Planning and Management Control Division manager and those managers who are called upon may attend. Its resolutions are summarized in writing and signed by two of the above-mentioned officers.

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

Daniel Antonio Llambías: Mr. Llambías was born on February 8, 1947. He obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1964. He was elected as an alternate director of Banco Galicia in September 1997 and as a director in September 2001 until August 2009, when he was appointed CEO. Mr. Llambías is also the chairman of Sudamericana Holding, the vice chairman of Visa Argentina S.A. and Tarjetas del Mar, a director of Tarjeta Naranja, Tarjetas Regionales, Tarjetas Cuyanas and IDEA (Instituto para el Desarrollo Empresarial de la Argentina), as well as a member of the supervisory committee of Automóvil Club Argentino, and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires.

The following divisions and department managers report to Banco Galicia’s CEO:

Division	Manager
Retail Banking	Juan Sarquis
Wholesale Banking	Gastón Bourdieu
Financial	Pablo María León
Risk Management	Juan Carlos L’Afflitto
Credit	Marcelo Poncini
Comprehensive Corporate Services	Miguel Ángel Peña
Organizational Development and Human Resources	Rafael Pablo Bergés
Strategic Planning and Management Control	Bruno Folino

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

Wholesale Banking Division: This division is responsible for designing, planning and implementing the vision, strategies, policies and goals for the Wholesale Banking Division’s businesses and for each customer segment (corporate, small and medium-sized companies, agriculture and livestock companies and public-sector companies) and products. It is also in charge of the definition and control of this division’s business goals. The following departments report to this division: Agriculture and Livestock Sector, Corporate, small and medium-sized companies, Public Sector, Wholesale Products and Marketing, Capital Markets and Investment Banking, Wholesale Business Analysis and Planning.

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

Credit Division: This division is responsible for developing and proposing the strategies for credit and credit-granting policies, as well as managing and monitoring credit origination processes, follow-up and control thereof, and the recovery of past-due loans. This aims at ensuring the quality of the loan portfolio, cost and time efficiency, and recovery optimization, thus minimizing loan losses and optimizing efficiency in processes and business credit granting. The following departments report to this division: Credit Analysis, Corporate Credit, Consumer Credit, Preventative Management and Analysis, Customer Credit Recovery, Portfolio Recovery, Information and Management of the Credit Division, Policies and Strategies and Special Projects.

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

Strategic Planning and Management Control Division: This division is responsible for planning and controlling budget, accounting and tax activities. The following departments report to this division: Accounting, Tax Advisory, Planning and Management Control, Investors Relations and Fiduciary Administration and Supplementary Businesses.

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

Juan H. Sarquís: Mr. Sarquís was born on June 23, 1957. He obtained a degree in economics at the Pontificia Universidad Católica Argentina. He has been associated with Banco Galicia since 1982. Mr. Sarquis is also a director of Sudamericana Holding and Banelco S.A., an alternate director of Visa Argentina S.A., Banelsip S.A., Tarjetas Regionales, Tarjeta Naranja, Tarjetas del Mar and Tarjetas Cuyanas.

Gastón Bourdieu: Mr. Bourdieu was born on August 31, 1956. He obtained a degree in agricultural administration at UADE University. He has been associated with Banco Galicia since 1981 as a member of the young professional program in the Credit Division. He is the vice chairman of Galicia Warrants, an alternate director of Tarjetas Regionales, director of Maradona S.A. and Sullair Argentina S.A.

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

Miguel Angel Peña: Mr. Peña was born on January 22, 1962. He obtained a degree in information systems from the Universidad Nacional Tecnológica. He has been associated with Banco Galicia since 1994. Mr. Peña is director of Tarjeta Naranja and an alternate director of Tarjetas Regionales. He is also a voting member of the ONG-Usuaria (Asociación Argentina de Usuarios de la Informática y las Comunicaciones).

Rafael Pablo Bergés: Mr. Bergés was born on September 10, 1963. He obtained a degree in industrial engineering. He has been associated with Banco Galicia since August 2010. Prior to such time, he worked at Techint and at a several multinational companies in managerial positions. From 1998 to 2009 he was vice president in the Human Resources Division of Grupo Telefónica.

Bruno Folino: Mr. Folino was born on February 23, 1966. He has an accounting degree from the Universidad de Buenos Aires. He completed a post-graduate degree in Tax & Legal at the Universidad Austral and Master in Science of Management Sloan at GSB Stanford University. He started his career in Price Waterhouse & Co at the Auditing Department, and later, at the Tax & Legal department. He has been associated with Banco Galicia since 1997 as Tax Manager and Planning Manager. In 2012 he was appointed Strategic Planning and Management Control Manager.

María Elena Casasnovas: Mrs. Casasnovas was born on May 10, 1951. She obtained a degree in law at the Pontificia Universidad Católica Argentina. She has been associated with Banco Galicia since 1972.

Omar Severini: Mr. Severini was born on July 30, 1958. He obtained a degree in national public accounting from the Universidad de Belgrano. He has been associated with Banco Galicia since 1978.

Diego Francisco Videla: Mr. Videla was born on November 7, 1948. He has been associated with Banco Galicia since 1997. Prior to such time, he acted as an advisor in the privatization of Banco de la Provincia de Misiones S.A. Mr. Videla is a voting member of the Fundación Policía Federal Argentina.

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

The table below shows the composition of Banco Galicia’s Supervisory Committee as they were re-elected by the annual shareholders’ meeting held on April 15, 2013.

Name	Year of Appointment	Position	Principal Occupation	Current Term Ends
Enrique M. Garda Olaciregui	2013	Syndic	Lawyer	December 31, 2013
Norberto D. Corizzo	2013	Syndic	Accountant	December 31, 2013
Luis A. Díaz	2013	Syndic	Accountant	December 31, 2013
Fernando Noetinger	2013	Alternate Syndic	Lawyer	December 31, 2013
Miguel N. Armando	2013	Alternate Syndic	Lawyer	December 31, 2013
Horacio Tedín	2013	Alternate Syndic	Lawyer	December 31, 2013

For the biographies of Messrs. Enrique M. Garda Olaciregui, Norberto D. Corizzo, Luis A. Díaz, Fernando Noetinger and Miguel N. Armando and Horacio Tedín, see “-Our Supervisory Committee”.

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

For fiscal year 2012, Banco Galicia’s ordinary shareholders’ meeting held on April 15, 2013, approved compensation for the directors in the total amount of Ps.0.85 million.

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

Employees

The following table shows the composition of our staff:

	As of December 31,
	2012	2011	2010
Grupo Financiero Galicia S.A.	13	12	13
Banco de Galicia y Buenos Aires S.A.	5.734	5,525	5,185
Branches	2,782	2,756	2,685
Head Office	2,952	2,769	2,500
Galicia Uruguay	5	5	7
Regional Credit Card Companies	6,098	5,723	4,747
CFA(*)	1,233	1,125	1,099
Sudamericana Consolidated	193	162	126
Other Subsidiaries	40	45	48

Total	13,316	12,597	11,225

(*)	Includes Cobranzas y Servicios S.A.

Within the current legal framework, membership in an employee union is voluntary and there is only one union of bank employees with national representation. As of December 31, 2012, approximately 19.6% of Banco Galicia’s employees were affiliated with the national bank employee union. As of December 31, 2012, approximately 95.8% of the Regional Credit Card Companies’ work force was party to the merchant union’s Collective Bargaining Agreement No. 130/75 applicable to trade employees, 4.5% of which were members of a labor union and 0.03% of which were labor union representatives. As of December 31, 2012, CFA’s employees were not affiliated to any union. Usually during the first four months of the year, the bank employee union and the national commerce employee union renegotiate their respective collective labor agreements in order to establish new minimum wages. As a result of such negotiations, salary increases are granted. Banco Galicia has not experienced a strike by its employees since 1973 and the Regional Credit Card Companies and CFA have never experienced any strike event. We believe that our relationship with our employees has developed within normal and satisfactory parameters.

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

Nasdaq Corporate Governance Standards

Pursuant to Nasdaq Marketplace Rule 5615(a) (3), a foreign private issuer may follow home country corporate governance practices in lieu of the requirements of the Rule 5600 Series, provided that the foreign private issuer complies with certain sections of the Rule 5000 Series, discloses each requirement that it does not follow and describes the home relevant country practice followed in lieu of such requirement. The requirements of the Rule 5000 Series and the Argentine corporate governance practice that we follow in lieu thereof are described below:

(i)	Rule 5250 (d) – Distribution of Annual and Interim Reports. In lieu of the requirements of Rule 5250 (d), we follow Argentine law, which requires that companies make public a Spanish language annual report, including annual audited consolidated financial statements, by filing such annual report with the CNV and the BASE, within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the CNV and the BASE within 42 calendar days of the end of each fiscal quarter. The BASE publishes the annual reports and interim reports in the BASE bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of our annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the SEC. We also post the English language translation of our annual reports and quarterly press releases on our website. Furthermore, under the terms of the Second Amended and Restated Deposit Agreement, dated as of June 22, 2000, among us, The Bank of New York, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of our annual reports and each of our quarterly press releases. Annual reports and quarterly press releases are available for inspection by ADRs holders at the offices of The Bank of New York located at, 101 Barclay Street, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to the shareholders, at the company’s executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report), as well as proposals of the company’s board of directors.

(ii)	Rule 5605 (b) (1) – Majority of Independent Directors. In lieu of the requirements of Rule 5605 (b) (1), we follow Argentine law, which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina such as us must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the CNV. In addition, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2).

(iii)	Rule 5605 (b) (2) – Executive Sessions of Independent Directors. In lieu of the requirements of Rule 5605 (b) (2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our Board of Directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics), which is responsible for monitoring the legality of the company’s actions under Argentine law and the conformity thereof with its bylaws.

(iv)	Rule 5605 (d) – Compensation of Officers. In lieu of the requirements of Rule 5605 (d), we follow Argentine law, which does not require companies to form a compensation committee comprised solely of independent directors. It also is not required in Argentine law that the compensation of the chief executive officer and all other executive officers be determined by either a majority of the independent directors or a compensation committee comprised solely of independent directors. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for directors or managers of the company. Finally, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2).

(v)	Rule 5605 (e) (1) – Nomination of Directors. In lieu of the requirements of Rule 5605 (e) (1), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation. In addition, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2).

(vi)	Rule 5605 (c) (1) – Audit Committee Charter. In lieu of the requirements of Rule 5605 (c) (1), we follow Argentine law, which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters, which are the responsibility of the company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter.

(vii)	Rule 5605 (c) (2) – Audit Committee Composition. Argentine law does not require, and it is equally not customary business practice in Argentina, that companies have an audit committee comprised solely of independent directors. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, until April 19, 2012, we had an Audit Committee entirely comprised of three independent directors, pursuant to the definition of independence in Rule 10 A-3 (b) (1), one of which the Board of Directors determined to be a financial expert. Currently, our Audit Committee is comprised of three Directors; two of which meet such independent requirements. In addition, we have a supervisory committee (“comisión fiscalizadora”) composed of three syndics, which are in charge of monitoring the legality, under Argentine law, of the actions of our Board of Directors and the conformity of such actions with our bylaws.

(viii)	Rule 5620 (c) – Quorum. In lieu of the requirements of Rule 5620 (c), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stock entitled to vote. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, constitute a quorum and resolutions may be adopted by an absolute majority of the votes present. Argentine law and our bylaws require, in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called which may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, a change in our domicile to outside of Argentina, total or partial recapitalization of our statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote).

(ix)	Rule 5620 (b) – Solicitation of Proxies. In lieu of the requirements of Rule 5620 (b), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely circulated newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores S.A. (“Caja de Valores”) up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the surveillance committee (“consejo de vigilancia”), manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADRs holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

(x)	Rule 5630 (a) – Conflicts of Interest. In lieu of the requirements of Rule 5630 (a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Argentine Pesos (Ps.300,000). Directors can contract with the corporation only on terms consistent with prevailing market terms. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholders’ vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

Share Ownership

For information on the share ownership of our directors and executive officers as of March 31, 2013, see Item 7. “Major Shareholders and Related Party Transactions-Major Shareholders”.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

As of March 31, 2013, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of March 31, 2013, we had 1,241,407,017 shares outstanding composed of 281,221,650 class A shares and 960,185,367 class B shares (229,707,950 of which were evidenced by 22,970,795 ADSs).

Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación. As of March 31, 2013, the controlling shareholders owned 100% of our class A shares through EBA Holding (representing 22.7% of our total outstanding shares) and 13.9% of our class B shares (or 10.7% of our total outstanding shares), therefore directly and indirectly owning 33.4% of our shares and 65.0% of total votes.

Based on information that is available to us, the table below sets forth, as of March 31, 2013, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.

Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
EBA Holding S.A.	281,221,650 class A shares	100	59.4

Class B Shares

Name	Class B Shares	% of Class B Shares	% of Total Votes
The Bank of New York Mellon (1)	229,707,950 class B shares	23.9	9.7
ANSES	264,221,559 class B shares	27.5	11.2
EBA Holding Shareholders (2).	133,172,582 class B shares	13.9	5.6

(1)	Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York is 101 Barclay Street, New York 10286, and the country of organization is the United States.
(2)	No member holds more than 2.0% of the capital stock. Such holding includes 36,435,360 shares in the form of ADSs.

Based on information that is available to us, the table below sets forth, as of March 31, 2013, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

Name	Shares	% of Shares	% of Total Votes
The Bank of New York Mellon	229,707,950 class B shares	18.5	9.7
EBA Holding S.A.	281,221,650 class A shares	22.7	59.4
ANSES.	264,221,559 class B shares	21.3	11.2
EBA Holding Shareholders.	133,172,582 class B shares	10.7	5.6

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

As of December 31, 2012, we had 45 identified United States record shareholders (not considering The Bank of New York), of which 16 held our class B shares and 29held our ADSs. Such United States holders, in the aggregate, held approximately 95 million of our class B shares, representing approximately 7.7% of our total outstanding capital stock as of such date.

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

The following table presents the aggregate amounts of total financial exposure of Banco Galicia to related parties, the number of recipients, the average amounts and the single largest exposures as of the end of the three fiscal years ended December 31, 2012 and as of February 28, 2013, the last date for which information is available.

	February 28, 2013		December 31, 2012		December 31, 2011		December 31, 2010
		In millions of Pesos, except as noted
Aggregate Total Financial Exposure	Ps.	211.7	Ps.	222.1	Ps.	139.0	Ps.	126.1
Number of Recipient Related Parties		232		232		239		230
Individuals		175		175		183		175
Companies		57		57		56		55
Average Total Financial Exposure	Ps.	0.9	Ps.	0.9	Ps.	0.6	Ps.	0.5
Single Largest Exposure	Ps.	37	Ps.	33	Ps.	22	Ps.	39

The financial assistance granted to our directors, officers and related parties by Banco Galicia was granted in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-related parties, and did not involve more than the normal risk of collectability or present other unfavorable features.

Banco Galicia and Grupo Financiero Galicia have executed a trademark license agreement under which Banco Galicia has authorized Grupo Financiero Galicia to use the word “Galicia” in our corporate name and has authorized our direct or indirect subsidiaries, other than those of Banco Galicia, to use in their corporate names Banco Galicia’s registered trademarks, including the word “Galicia”, in marketing their products and services. The trademark license agreement has a 10-year term until July 1, 2010, at which point it becomes automatically renewable every two years. This agreement provides for the payment of an annual royalty, which in 2012 amounted to Ps.1.5 million.

In June 2011, Banco Galicia entered into an agreement with Galicia Seguros, a company indirectly controlled by Grupo Financiero Galicia, pursuant to which the Bank can offer insurance products on behalf of Galicia Seguros. In addition, they entered into an agreement for a one-year period by which Galicia Seguros insures the Bank for the balances of certain loans in the case of death of its clients. On June 14, 2012, Banco Galicia renewed both agreements with Galicia Seguros, for an additional year, starting on June 1, 2012. Such agreements were considered to be “related party transactions” pursuant to Section 72 of the Capital Markets Law.

On February 29, 2012, Tarjetas Regionales granted Grupo Financiero Galicia a credit line for US$3 million with a term of 120 days, of which US$2.3 million has been used. The related interest amounts were repaid at the initial maturity, but the principal amount was extended for a new period of 180 days with a 10% fixed nominal annual interest rate. Such principal amount, together with the corresponding interest, was repaid in October 2012 (US$1.2 million), December 2012 (US$0.5 million) and January 2013 (US$0.6 million).

In May 2012, Sudamericana extended Grupo Financiero Galicia a secured loan for US$4 million for a 180-day term, with a fixed nominal annual interest rate of 9.5%. Such loan and its accrued interest were repaid in full in October 2012. Similarly, in November 2012, Sudamericana extended an additional loan to Grupo Financiero Galicia for US$1 million, with a term of 35 days and a fixed nominal annual interest rate of 7.5%. Such loan and the corresponding accrued interest were repaid in full in December 2012.

During March and April 2012, Grupo Financiero Galicia carried out foreign exchange forward transactions with Banco Galicia in an aggregate amount of US$14 million, these matured on March 27, 2013.

In fiscal year 2012, Grupo Financiero Galicia subscribed short-term checking account overdrafts with Banco Galicia for a maximum amount of up to Ps.24 million at market rates, which were paid in full in August 2012.

The Board of Directors of Banco Galicia, during its meeting on February 6, 2013, decided to grant a checking account overdraft in favor of Grupo Financiero Galicia for up to Ps.150 million with a maturity date of June 30, 2013. Such transaction currently accrues an annual nominal interest rate of 22.5%, for 32 days. On March 20, 2013 the checking account overdraft was increased up to Ps.184 million with a maturity date in January 2014.

Each of the foreign exchange transactions of Grupo Financiero Galicia, where carried out through Banco Galicia under market conditions.

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

As of the date of this annual report, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (in different degrees of completion) of conducting audits and assessments mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits. The Argentine Federal Court of Appeals granted Banco Galicia a preliminary injunction in an amount corresponding to the Compensatory Bond (as defined below) in Banco Galicia’s challenge of the assessment of the tax authorities of the Autonomous City of Buenos Aires. The Argentine Supreme Court of Justice affirmed the opinion of the Argentine Federal Court of Appeals, and the Court of Appeals therefore ordered the fiscal authority to refrain from starting tax enforcement proceedings or otherwise requesting precautionary measures for such purpose.

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

Regional Credit Card Companies

As of the date of this annual report, the Federal Public Revenue Authority, the Revenue Board of the Province of Córdoba and the municipalities of the cities of Mendoza and San Luis are in the process of conducting audits in respect of the activities of certain of the credit card subsidiaries of Banco Galicia. Such entities have served notices and made claims regarding taxes applicable to the subsidiaries of Tarjetas Regionales Based on the opinions of their tax advisors, these companies believe that the above-mentioned claims are both legally and technically without merit and that taxes related to the claims have been correctly calculated in accordance with applicable tax regulations and case law. Therefore, these companies are taking the corresponding administrative and legal steps in order to resolve such issues.

Compañía Financiera Argentina

With respect to CFA, the company acquired by Banco Galicia in June 2010, the Federal Public Revenue Authority initiated two separate proceedings in which it questioned certain deductions made by CFA. CFA filed appeals before the federal tax courts, and these cases are still pending resolution.

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

Our ability to pay dividends to our shareholders principally depends on (i) our net income, (ii) availability of cash and (iii) applicable legal requirements.

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

Grupo Financiero Galicia

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

During the shareholders’ meeting held on April 27, 2011, our shareholders approved the payment of dividends in cash corresponding to fiscal year 2010, in the amount of Ps.24.8 million. After the end of fiscal year 2011, the Argentine Central Bank modified its regulations governing the minimum capital requirements and dividend distribution. Due to these new regulations, Banco Galicia did not pay dividends for fiscal year 2011 and 2012. However, Grupo Financiero Galicia paid a cash dividend corresponding to fiscal year 2011 in the amount of Ps.17.8 million, equivalent to Ps.0.0143 per share, subject to the deduction, when applicable, of the personal assets tax.

Due to the fact that most of the profits for fiscal year correspond to income by holdings and just a fraction corresponds to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations’ Law, and taking as well into consideration Grupo Financiero Galicia’s financial condition, during the shareholders’ meeting held on April 15, 2013 our shareholders approved the payment of dividends in cash for the amount of Ps.24.4 million, which represents 1.96% with regard to 1,241,407,017 class “A” and “B” ordinary shares with a face value of Ps.1 each.

Pursuant to the section incorporated after Section 25 of Act No. 23,966, Grupo Financiero Galicia will receive the reimbursement of tax withholdings related to taxes paid on behalf of the shareholders subject to tax on personal assets as of December 31, 2012.

Banco Galicia

At the close of the fiscal year ended December 31, 2012, Banco Galicia’s capital, non-capitalized contributions, profit reserves, adjustments to shareholders’ equity and retained earnings (not including the fiscal year’s net income) totaled Ps.3,602.8 million. Banco Galicia’s net income for fiscal year 2012 amounted to Ps.1,301.1 million.

Taking into consideration the Argentine Central Bank rules regarding the distribution of profits, as explained above, Banco Galicia’s board of directors proposed at the shareholders’ meeting held on April 15, 2013, and such shareholders approved, the allocation of Ps.260.2 million to legal reserve and Ps.1,040.9 million to discretionary reserve for the future distribution of profits.

Compañía Financiera Argentina

At the shareholders’ meeting held on April 20, 2011, a cash dividend of Ps.55.5 million corresponding to fiscal year 2010 was approved. Likewise, on the April 12, 2012 shareholders’ meeting, the shareholders approved a cash dividend of Ps.176.3 million from fiscal year 2011. In both cases, said dividends were authorized by the Argentine Central Bank.

Sudamericana Holding

During the ordinary and extraordinary shareholder’s meeting held on October 12, 2012, the shareholders approved the payment of cash dividends in the amount of Ps.28.0 million. On December 14, 2012, Sudamericana Holding held an extraordinary shareholders’ meeting during which the shareholders approved the payment of cash dividends in the amount of Ps.31.7 million.

Significant Changes

Grupo Financiero Galicia

On January 17, 2013 Grupo Financiero Galicia acquired in the market 26,900 shares of Banco Galicia and on March 6, 2013 acquired 50,000 shares of Banco Galicia. As a result, Grupo Financiero Galicia’s stake in Banco Galicia as of April 2013 increased from 94.93% to 94.94%.

On March 8, 2013, the Board of Directors resolved to approve the issuance of Class IV notes for a maximum face value of up to Ps.150.0 million, increasable up to Ps.220.0 million. These notes will be issued under Grupo Financiero Galicia’s global program for simple, short, mid-and/or long term notes, non-convertible into shares.

On April 15, 2013, our shareholders held a shareholders’ meeting during which they approved the payment of dividends in cash in the amount of Ps.24.4 million which represents 1.96% with regards to the 1,241,407,017 class A and B ordinary shares with a face value of Ps.1 each.

On April 25, 2013 the Board of Directors of the CNV, through resolution No. 17,064, approved the extension of the amount of the Global Program in the sum of up to US$40 million or its equivalent in any other currency, increasing the program to the sum of US$100 million or its equivalent in any other currency. Said extension had been resolved at the ordinary and extraordinary shareholders’ meeting held on April 14, 2010.

Tarjetas Regionales

On December 19, 2012, the board of directors of Tarjeta Naranja, a subsidiary of Tarjetas Regionales, approved the issuance of its Class XX notes, to be issued in one or two series, for a nominal aggregate maximum amount of Ps.250 million. On February 7, 2013 Tarjeta Naranja issued Series I and Series II notes, for a face value of Ps.35.4 million and Ps.208.1 million respectively.

On January 9, 2013, the board of directors of Tarjetas Cuyanas, a subsidiary of Tarjetas Regionales, approved the issuance of its Class X notes, to be issued in one or two series, for a nominal aggregate maximum amount of Ps.200 million. On February 21, 2013 Tarjetas Cuyanas issued Series I and Series II notes, for a face value of Ps.46.1 million and Ps.153.2 million respectively.

Compañía Financiera Argentina

On January 17, 2013, CFA issued debt in the aggregate principal amount of Ps.200.0 million under its program for the issuance of debt.

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

Grupo Financiero Galicia - Class B Shares - Buenos Aires Stock Exchange (in Pesos)
	High	Low	Average Daily Volume (in thousands of Class B shares)
Calendar Year
2008	2.36	0.57	3,549.4
2009	2.30	0.61	2,471.5
2010	6.69	1.84	2,341.3
2011	6.69	2.75	8,548.6
2012	4.51	2.72	2,152.8

Two Most Recent Fiscal Years
2011
First Quarter	6.69	5.23	1,299.7
Second Quarter	5.85	4.96	1,538.9
Third Quarter	6.24	3.93	1,488.3
Fourth Quarter	4.77	2.75	2,839.8
2012
First Quarter	3.74	3.07	2,847.5
Second Quarter	3.30	2.72	2,165.0
Third Quarter	3.70	2.87	1,553.1
Fourth Quarter	4.51	3.18	1,902.2
2013
First Quarter	5.00	4.19	1,415.1
Most Recent Six Months
November 2012	3.63	3.18	1,675.2
December 2012	4.51	3.61	2,555.8
January 2013	4.99	4.63	1,445.6
February 2013	5.00	4.19	1,333.4
March 2013	4.84	4.41	1,454.5
April 2013 (through April 18, 2013)	4.94	4.59	1,128.2

As of April 18, 2013, the closing price of our class B shares was Ps.4.73.

Grupo Financiero Galicia – ADSs - Nasdaq Capital Market (in US$)
	High	Low	Average Daily Volume (in thousands of ADRs)
Calendar Year
2008	7.60	1.45	251.6
2009	6.10	1.56	160,0
2010	16.77	4.72	447.1
2011	16.52	5.76	326.6
2012	8.15	4.21	216.7

Two Most Recent Fiscal Years
2011
First Quarter	16.52	12.32	376.8
Second Quarter	13.94	11.12	248.9
Third Quarter	14.67	8.28	231.4
Fourth Quarter	9.98	5.76	451.5
2012
First Quarter	8.15	6.17	375.1
Second Quarter	6.27	4.21	209.7
Third Quarter	6.37	4.25	128.6
Fourth Quarter	6.93	4.64	137.1
2013
First Quarter	7.06	5.24	119.7
Most Recent Six Months
November 2012	5.35	4.64	129.8
December 2012	6.93	5.31	214.2
January 2013	7.06	6.42	116.4
February 2013	6.54	5.24	118.1
March 2013	6.02	5.47	124.8
April 2013 (through April 18, 2013)	5.93	5.29	89.6

As of April 18, 2013, the closing price of our ADSs was US$5.29.

The following tables present for the periods indicated the high and low closing prices and the average trading volume of Banco Galicia’s class B shares on the BASE as reported by the BASE. Banco Galicia class B shares continue to be listed on the BASE with very low trading volume.

Banco Galicia – Class B Shares - Buenos Aires Stock Exchange (in Pesos)
	High	Low	Average Daily Trading Volume (in thousand Class B shares)
Calendar Year
2008	4.45	2.15	3.30
2009	3.55	2.10	6.47
2010	11.91	3.12	3.51
2011	14.40	6.00	1.56
2012	9.62	6.00	3.07

Two Most Recent Fiscal Years
2011
First Quarter	11.66	9.06	2.59
Second Quarter	13.95	10.78	2.26
Third Quarter	14.40	10.00	0.90
Fourth Quarter	9.70	6.00	0.51
2012
First Quarter	9.62	6.50	9.23
Second Quarter	8.00	6.70	0.56
Third Quarter	6.90	6.00	0.40
Fourth Quarter	8.50	6.90	1.99
2013
First Quarter	9.20	8.30	2.33

Most Recent Six Months
November 2012	7.10	6.90	0.98
December 2012	8.50	7.10	2.00
January 2013	9.20	8.30	2.75
February 2013	9.10	8.30	0.46
March 2013	9.15	8.30	3.53
April 2013 (through April 18, 2013)	9.20	9.00	1.24

As of April 18, 2013, the closing price of Banco Galicia’s class B shares was Ps.9.10.

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

Although companies may list all of their capital stock on the BASE, in most cases the controlling shareholders retain the majority of a company’s capital stock. This results in only a relatively small percentage of most companies’ stock being available for active trading by the public on the BASE. Even though individuals have historically constituted the largest group of investors in Argentina’s equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine mutual funds, by contrast, continue to have very low participation in the market. Although 93 companies had equity securities listed on the BASE as of December 31, 2012, the 10 most-traded companies on the exchange accounted for approximately 92.8% of total trading value during 2012. Our shares were the most-traded shares on the BASE in 2012, with a 24.9% share of trading volume.

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

On January 2013, the CNV issued Law No. 26,831 (the “Capital Markets Law”), replacing Law No.17,811 and Decree No. 677/01, with the aim of regulating the capital market under the supervision of the CNV and broadening the CNV’s powers. Additionally, the law intends to enhance the growth of local markets, to develop new and simplified negotiating systems and to create new regulation standards for the Argentine stock exchange, markets and other intervenient agents.

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

We were incorporated on September 14, 1999, as a stock corporation under the laws of Argentina and registered on September 30, 1999, with the Argentine Superintendency of Companies or IGJ, under corporate registration number 14,519 of Book 7, Volume of Stock Corporations. Our domicile is in Buenos Aires, Argentina. Under our bylaws, our duration is until June 30, 2100 and we are exclusively a financial and investment company (as stated in “Chapter 2. Purpose. Article 3.” of our bylaws). This duration may be extended by resolution taken at an extraordinary shareholders’ meeting.

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

Outstanding Capital Stock

Our total subscribed and paid-in share capital as of December 31, 2012, amounted to Ps.1,241,407,017, composed of class A shares and class B shares, each with a par value of Ps.1.00. The following table presents the number of our shares outstanding as of December 31, 2012, and the voting interest that the shares represent.

	As of December 31, 2012
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

Liquidation

Upon our liquidation, one or more liquidators may be appointed to wind up our affairs. If no such appointment is made, our Board of Directors will act as liquidator. All outstanding common shares will be entitled to participate equally in any distribution upon liquidation. In the event of liquidation, in Argentina as well as in any other country, our assets shall first be applied to satisfy our debts and liabilities.

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

Taxation

The following is a summary of the principal Argentine and U.S. Federal tax consequences arising from the acquisition, ownership and disposition of our class B shares and ADSs. The summary is based upon Argentine and U.S. Federal tax laws, as well as the regulations in effect as of the date of this annual report. Further, such summary is subject to any subsequent changes in such laws and regulations that may come into effect after such date. Any change could apply retroactively and could affect the continued validity of this summary. The summary which follows does not constitute legal advice or a legal opinion with respect to the transactions that the holders of our class B shares or ADSs may enter into, but rather is only a brief description of certain (and not all) aspects of the Argentine and U.S. Federal taxation system related to the acquisition, ownership and disposition of our class B shares and ADSs. In addition, although the following summary is believed to be a reasonable interpretation of the current taxation rules and regulations, we cannot assure you that the applicable authorities or tribunals will agree with all of, or any of, the tax consequences outlined below. Currently, there is no tax treaty between the United States and Argentina.

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

United States Taxes

The following is a summary of the material U.S. Federal income tax consequences of the acquisition, ownership and disposition of class B shares or ADSs, as such securities are set forth in the documents or the forms thereof, relating to such securities as in existence on the date hereof, but it does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of class B shares or ADSs. This summary assumes that the class B shares or ADSs will be held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) and does not address tax consequences to all categories of investors, some of which (such as dealers or traders in securities or currencies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, banks, insurance companies, persons that received class B shares or ADSs as compensation for the performance of services, persons owning (or deemed to own for U.S. tax purposes) at least 10% or more (by voting power or value) of our shares, investors whose functional currency is not the Dollar and persons that will hold the class B shares or ADSs as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction for U.S. tax purposes) may be subject to special tax rules. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of class B shares or ADSs.

This summary (i) is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof; and (ii) is based in part on representations of the Depository and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of class B shares or ADSs who, for U.S. Federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or (iv) a trust if such trust validly elects to be treated as a United States person for U.S. Federal income tax purposes or if (a) a United States court can exercise primary supervision over its administration and (b) one or more United States persons have the authority to control all of the substantial decisions of such trust. A “Non-U.S. Holder” is a beneficial owner of class B shares or ADSs that is neither a U.S. Holder nor a partnership (or other entity or arrangement treated as such for U.S. Federal income tax purposes).

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds class B shares or ADSs, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

Each prospective purchaser should consult its own tax advisor with respect to the U.S. Federal, state, local and foreign tax consequences of acquiring, owning or disposing of class B shares or ADSs.

Ownership of ADSs in General

In general, for U.S. Federal income tax purposes holders of ADSs will be treated as the owners of class B shares represented by such ADSs. For purposes of the discussion below, we assume that intermediaries in the chain of ownership between the holder of an ADS and Grupo Financiero Galicia are acting, consistently with the claiming of U.S. foreign tax credits by U.S. Holders.

Taxation of Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, for U.S. Federal income tax purposes, the gross amount of distributions by Grupo Financiero Galicia of cash or property (other than certain distributions, if any, of class B shares or ADSs distributed pro rata to all shareholders of Grupo Financiero Galicia, including holders of ADSs) made with respect to the class B shares or ADSs before reduction for any Argentine taxes withheld therefrom, will constitute dividends to the extent that such distributions are paid out of Grupo Financiero Galicia’s current and accumulated earnings and profits, as determined for U.S. Federal income tax purposes, and will be included in the gross income of a U.S. Holder as dividend income. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, non-corporate U.S. Holders generally may be taxed on such distributions on ADSs (or shares that are readily tradable on an established securities market in the United States at the time of such distribution) at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year). Non-corporate U.S. Holders (i) that do not meet a minimum holding period requirement with respect to such ADSs (or class B shares), (ii) that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4)(B) of the Code or (iii) that receive dividends with respect to which they are obligated to make related payments for positions in substantially similar or related property, will not be eligible for the reduced rates of taxation. In addition, such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if distributions with respect to the class B shares or ADSs exceed Grupo Financiero Galicia’s current and accumulated earnings and profits, as determined for U.S. Federal income tax purposes, the excess would be treated first as a tax-free return of capital to the extent of such U.S. Holder’s adjusted tax basis in the class B shares or ADSs. Any amount in excess of the amount of the dividend and the return of capital would be treated as capital gain. Grupo Financiero Galicia does not maintain calculations of its earnings and profits under U.S. Federal income tax principles.

Dividends paid in Pesos will be included in the gross income of a U.S. Holder in an amount equal to the Dollar value of the Pesos on the date of receipt, which, in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair value of such property on the date of distribution. Any gains or losses resulting from the conversion of Pesos between the time of the receipt of dividends paid in Pesos and the time the Pesos are converted into Dollars will be treated as ordinary income or loss, as the case may be, of a U.S. Holder. Dividends received by a U.S. Holder with respect to the class B shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Argentine tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. Federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific categories of income. For this purpose, dividend income with respect to class B shares or ADSs should generally constitute “passive category income,” or in the case of certain U.S. Holders, “general category income.” The rules governing the foreign tax credit are complex. Prospective holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Subject to the discussion below under “Backup Withholding and Information Reporting,” a Non-U.S. Holder generally will not be subject to U.S. Federal income or withholding tax on dividends received on class B shares or ADSs, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

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

Subject to the discussion below under “Backup Withholding and Information Reporting,” a Non-U.S. Holder generally will not be subject to U.S. Federal income or withholding tax on gain realized on the sale or exchange of class B shares or ADSs unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

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

The application of the PFIC rules is unclear both generally and specifically with respect to banks. The United States Internal Revenue Service (“IRS”) has issued a notice and certain proposed Treasury Regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the “Active Bank Exception”). However, the IRS notice and proposed Treasury Regulations are inconsistent in certain respects. Since final Treasury Regulations have not been issued, there can be no assurance that Grupo Financiero Galicia or its subsidiaries will satisfy the Active Bank Exception for any given taxable year.

Based on certain estimates of its gross income and gross assets, which estimates are inherently imprecise, the nature of its business and relying on the Active Bank Exception, Grupo Financiero Galicia believes that it should not be classified as a PFIC for the taxable year ended December 31, 2012. Grupo Financiero Galicia’s status in future years will depend on its assets and activities in those years. Grupo Financiero Galicia has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that Grupo Financiero Galicia will not be considered a PFIC for any taxable year. If Grupo Financiero

Galicia were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains, as discussed above under “Taxation of Distributions”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.

If Grupo Financiero Galicia were a PFIC, a U.S. Holder of class B shares or ADSs could make a variety of elections that may alleviate certain of the adverse tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the class B shares or ADSs. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if Grupo Financiero Galicia were treated as a PFIC.

Backup Withholding and Information Reporting

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain holders of stock.

Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, class B shares or ADSs made within the United States, or by a U.S. payor or U.S. middleman, to a holder of class B shares or ADSs (other than an “exempt recipient,” including a payee that is not a United States person that provides an appropriate certification and certain other persons).

A payor will be required to withhold backup withholding tax from any payments of dividends on, or proceeds from the sale or redemption of, class B shares or ADSs within the United States, or by a U.S. payor or U.S. middleman, to a holder (other than an exempt recipient, such as a payee that is not a United States person and that provides an appropriate certification) if such Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is currently 28%.

In addition, certain U.S. Holders who are individuals are required to report information relating to an interest in our class B shares or ADSs, subject to certain exceptions (including an exception for the class B shares or ADSs held in accounts maintained by certain financial institutions). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of such information reporting requirements with respect to their ownership and disposition of class B shares or ADSs.

FATCA

Beginning on January 1, 2017 (or, if later, the date on which final regulations are published defining the term “foreign passthru payment”), Grupo Financiero Galicia may be required, pursuant to Sections 1471 through 1474 of the Code, and the regulations promulgated thereunder (often referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) to withhold U.S. tax at a 30% rate on all or a portion of any distributions on class B shares or ADSs which is treated as “foreign passthru payments.”

Assuming that distributions from Grupo Financiero Galicia constitute “foreign passthru payments” and Grupo Financiero Galicia enters into an agreement with the IRS to report the information required by FATCA, then an investor considered to have a “U.S. account” maintained by Grupo Financiero Galicia may be required to provide the information described below or be subject to U.S. withholding tax any distribution on class B shares or ADSs that is treated as “foreign passthru payments.” Investors in class B shares or ADSs that are financial institutions, or financial institutions that receive payments on behalf of other persons, and that have not entered into an agreement with the IRS (or otherwise established an exemption from FATCA) would also be subject to this U.S. withholding tax.

Generally, under FATCA, a U.S. account is a financial account maintained by a foreign financial institution that is held by one or more specified U.S. persons or U.S.-owned foreign entities. An equity instrument in a financial institution that is regularly traded on an established securities market is not a financial account. Further, under regulations finalized in January 2013, a “financial account” does not include an equity instrument in a financial institution, such as Grupo Financiero Galicia, that is not engaged (or holding itself out as engaged) primarily in certain investment activities, unless the value of the equity instrument is determined, directly or indirectly, primarily by reference to assets giving rise to withholdable payments and certain other requirements are met.

Each holder of class B shares or ADSs that is considered to have a U.S. account maintained by Grupo Financiero Galicia may be required to provide satisfactory documentation (i) that neither it nor the beneficial owners of the class B shares or ADSs, if other than the holder, are U.S. persons, or (ii) if the holder or the beneficial owners are U.S. persons, information including the name, address and U.S. taxpayer identification number of each U.S. person. Each holder of class B shares or ADSs that fails to provide the requested information generally will be subject to a U.S. withholding tax on any payments made to that holder. A holder that fails to provide the necessary information due to a non-U.S. law prohibiting the provision of this information may be required to execute a valid waiver of the non-U.S. law (and then provide the relevant information to Grupo Financiero Galicia) or dispose of its class B shares or ADSs within a reasonable time.

FATCA is particularly complex and its application to Grupo Financiero Galicia is uncertain at this time. Each holder of class B shares or ADSs should consult its own tax advisor to obtain a more detailed explanation of FATCA and to learn how it might affect such holder in its particular circumstances.

Medicare Tax on Investment Income

Certain U.S. Holders that are individuals, estates or trusts are required to pay a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for the taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. Net investment income includes, among other things, dividends and capital gains from the sale or other disposition of shares of the class B shares or ADSs.

THE ABOVE SUMMARIES ARE NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF THE CLASS B SHARES OR ADSs. PROSPECTIVE HOLDERS SHOULD CONSULT AN INDEPENDENT TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATION.

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

On January 28, 2011 Tarjeta Naranja issued its Class XIII notes due 2017 in the aggregate principal amount of US$200.0. On January 24, 2012 Tarjetas Cuyanas issued its Class VII notes in the aggregate amount of Ps.150 million, and during July and November of the 2012 fiscal year issued its Class VIII and Class IX notes, in the amount of Ps.150 million and Ps.136.0 million, respectively.

Likewise, on May 17, 2012, CFA issued its Class VI and Class VII notes for an aggregate principal amount of Ps.153.4 million and Ps.161.9 million, respectively. As regards Grupo Financiero Galicia, on August 28, 2012, the company issued its Class III notes for Ps.78.1 million, due 2014.

According to the price supplement of the above mentioned notes, the companies agreed to certain commitments with the holders which include, among others, the inability to merge except in certain circumstances, restrictions on incurring or guaranteeing certain indebtedness and restrictions on asset dispositions.

For a description of the notes issued during fiscal year 2012, see Note 14 to our financial statements.

Loans

In May 2005 and in November 2007, the IFC granted Banco Galicia a US$40 million loan and a US$50 million loan respectively, both facilities fully utilized, with a tenor of up to 8 years, for the financing of investment projects of small and medium-sized companies mainly active in the agribusiness sector and export oriented. As of December 31, 2012, the principal amount of those facilities amounted to Ps.222.2 million.

In September of 2010, IFC granted Banco Galicia a US$40 million loan with a 5 year term. In December 2010, FMO granted Banco Galicia a US$20 million loan with a 6 year term. The purpose of these facilities is to fund long-term loans to small and medium-sized companies. In addition, in February 2011, IDB granted Banco Galicia a US$30 million loan with a 5 year term, the proceeds of which are to be used to fund green line and microfinance investment projects. In December 2011, Proparco granted Banco Galicia a US$30 million loan with a 6 year term for the financing of investment projects of export oriented small and medium-sized companies mainly active in the agribusiness sector.

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

In compliance with the Argentine Central Bank’s regulations, based on the best practices and international standards, Banco Galicia has a Risk Management Division responsible for identifying, monitoring and actively and integrally managing the different risks Banco Galicia and its subsidiaries are exposed to (credit, financial and operational risks). The aim of the Division is to guarantee Banco Galicia’s board of directors that it is fully aware of the risks Banco Galicia is exposed to. It also creates and proposes the policies and procedures necessary to mitigate and control such risks. The Risk Management Committee, made-up of four members of the board of directors of Banco Galicia, the CEO and the managers of the Risk Management Division, the Strategic Planning and Management Control Division and Internal Audit, is the highest corporate body to which Banco Galicia’s board of directors delegates integral risk management and the executive responsibility to define and enforce risk management policies, procedures and controls. This Committee is also responsible for setting specific limits for the exposure to each risk and approving, when applicable, temporary excesses over such limits as well as being informed of each risk position and compliance with policies.

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

The policy currently in force defines this gap as the risk that the financial margin and the economic value of equity may vary as a consequence of fluctuations in market interest rates. The magnitude of such variation is associated with the sensitivity to interest rates of the structure of Banco Galicia’s assets and liabilities.

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

The limit on a potential loss in the “+100 b.p.” scenario with respect to the base scenario was established at 20% of the net financial income for the first year, as defined in the paragraph above. At the end of fiscal year2012, the negative difference between the net financial income for the first year corresponding to the “+100 b.p.” scenario and that corresponding to the base scenario accounted for -0.1% (minus 0.1%) of the net financial income for the first year.

The tables below show as of December 31, 2012 and December 31, 2011, in absolute and percentage terms, the change in Banco Galicia’s net financial income (“NFI”) of the first year, as compared to the NFI of the “base” scenario corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 b.p. from those in the “base” scenario. Banco Galicia’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Central Bank (Lebac and Nobac).

Net Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2012		As of December 31, 2011
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	(8.2)	-0.16%	36.0	0.69%
150	(6.6)	-0.13%	25.6	0.49%
100	(4.9)	-0.09%	15.3	0.29%
50	(3.2)	-0.06%	5.0	0.10%
Static	—	—	—	—
(50)	12.4	0.24%	(14.7)	(0.28)%
(100)	26.2	0.50%	(24.0)	(0.46)%
(150)	39.9	0.77%	(33.3)	(0.64)%
(200)	53.8	1.03%	(42.5)	(0.82)%

Net Trading Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2012		As of December 31, 2011
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	55.0	1.05%	98.0	1.88%
150	41.2	0.79%	73.5	1.41%
100	27.5	0.53%	49.0	0.94%
50	13.8	0.26%	24.5	0.47%
Static	—	—	—	—
(50)	(13.7)	-0.26%	(24.5)	(0.47)%
(100)	(27.5)	-0.53%	(49.1)	(0.94)%
(150)	(41.2)	-0.79%	(73.6)	(1.41)%
(200)	(54.9)	-1.05%	(98.1)	(1.88)%

Net Non Trading Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2012		As of December 31, 2011
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	(63.2)	-1.21%	(62.0)	(1.19)%
150	(47.8)	-0.92%	(47.9)	(0.92)%
100	(32.4)	-0.62%	(33.7)	(0.65)%
50	(17.0)	-0.33%	(19.5)	(0.37)%
Static	—	—	—	—
(50)	26.1	0.50%	9.8	0.19%
(100)	53.7	1.03%	25.1	0.48%
(150)	81.1	1.56%	40.3	0.77%
(200)	108.7	2.08%	55.6	1.07%

(1)	Net interest of the first year.

Limit on the Net Present Value of Assets and Liabilities

The net present value of assets and liabilities is also calculated on a monthly basis and taking into account the assets and liabilities of Banco Galicia’s consolidated balance sheet. The net present value of the consolidated assets and liabilities, as mentioned, is calculated for a “base” scenario in which the listed securities portfolio is discounted using interest rates obtained according to yield curves determined based on the market yields of different reference bonds denominated in Pesos, in Dollars and adjusted by the CER. Yield curves for unlisted assets and liabilities are also created using market interest rates. The net present value of assets and liabilities is also obtained for a second scenario where portfolios are discounted at the rates of the aforementioned yield curves plus 100 b.p. It is worth mentioning that, in order to prepare the second scenario, it is assumed that an increase in domestic interest rates is not transferred to the yield curves of the portfolios in Dollars, and that, in the case of portfolios adjusted by CER, such rates are considered as fixed rates. By comparing the values obtained for each scenario, the difference between the present values of shareholders’ equity in each scenario can be drawn.

The limit on a potential loss in the present value of shareholders’ equity resulting from a 100 b.p. increase in interest rates regarding the base scenario was established at 3% of the RPC. As of the fiscal year-end, a 100 b.p. increase in interest rates (as mentioned in the paragraph above) resulted in a reduction in the present value of Banco Galicia’s shareholders’ equity in comparison to the value calculated for the base scenario, equivalent to -1.6% (minus 1.6%) of the RPC.

The analysis made was based on deterministic methods, which take in consideration only the aforementioned scenario. With the purposes of covering a larger number of scenarios, and therefore, a greater variation range of the pertinent variables, in 2010 a Balance Sheet Structural Risk Manager started being developed, which, with stochastic simulations, allows coverage of a wider range of scenarios and generate results for a large variety of analyses.

One of the main applications of the manager is the estimation of the economic capital consumption of the balance sheet structural risk. The manager will estimate the VaR (Value at Risk) inherent to Banco Galicia’s assets and liabilities, based on the generation of a considerable number of simulations of interest rates’ movements. Likewise, the EaR (Earnings at Risk) will be estimated taking into consideration different interest rates evolution paths and their impact on the net financial income. Both results, —VaR and EaR— are associated with specific levels of likelihood of occurrence or degree of confidence.

In fiscal year 2012, economic capital started to be estimated systematically within a comprehensive risk management framework in regards to Banco Galicia.

The tables below show as of December 31, 2012 and December 31, 2011, in absolute and percentage terms, the change in Banco Galicia’s RPC versus the RPC of the “base” scenario, corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 b.p. from those in the “base” scenario. Banco Galicia’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Central Bank (Lebac and Nobac).

Net Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2012		As of December 31, 2011
Change in Interest Rates in b.p.	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(167.5)	-2.95%	(122.2)	(2.70)%
150	(127.7)	-2.25%	(91.8)	(2.03)%
100	(87.9)	-1.55%	(60.8)	(1.34)%
50	(48.2)	-0.85%	(31.1)	(0.69)%
Static	—	—	—	—
(50)	39.7	0.70%	29.7	0.66%
(100)	88.1	1.55%	60.9	1.34%
(150)	136.5	2.41%	90.5	2.00%
(200)	185.1	3.26%	121.0	2.67%

Net Trading Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2012		As of December 31, 2011
Change in Interest Rates in b.p.	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(2.7)	-0.05%	(5.8)	(0.13)%
150	(2.0)	-0.04%	(4.4)	(0.10)%
100	(1.3)	-0.02%	(2.9)	(0.06)%
50	(0.7)	-0.01%	(1.5)	(0.03)%
Static	—	—	—	—
(50)	0.7	0.01%	1.4	0.03%
(100)	1.4	0.02%	2.9	0.06%
(150)	2.1	0.04%	4.4	0.10%
(200)	2.7	0.05%	5.8	0.13%

Net Non Trading Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2012		As of December 31, 2011
Change in Interest Rates in b.p.	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(164.8)	(2.91)%	(116.4)	(2.57)%
150	(125.7)	(2.22)%	(87.4)	(1.93)%
100	(86.6)	(1.53)%	(57.9)	(1.28)%
50	(47.5)	(0.84)%	(29.6)	(0.65)%
Static	—	—	—	—
(50)	39.0	0.69%	28.3	0.63%
(100)	86.7	1.53%	58.0	1.28%
(150)	134.4	2.37%	86.1	1.90%
(200)	182.4	3.22%	115.2	2.54%

Foreign Exchange Rate Risk

Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and Banco Galicia’s net financial income resulting from the revaluation of Banco Galicia’s assets and liabilities denominated in foreign currency. The impact of variations in the exchange rate on Banco Galicia’s net financial income depends on whether Banco Galicia has a net asset foreign currency position (the amount by which foreign currency denominated assets exceed foreign currency denominated liabilities) or a net liability foreign currency position (the amount by which foreign currency denominated liabilities exceed foreign currency denominated assets). In the first case an increase/decrease in the exchange rate results in a gain/loss, respectively. In the second case, an increase/decrease results in a loss/gain, respectively. Banco Galicia has established limits for its consolidated foreign currency mismatches for the asset and liability positions of 30% and -10% (minus 10%) of Banco Galicia’s RPC, respectively. At the end of the fiscal year, Banco Galicia’s net asset position in foreign currency represented 14.2% of its RPC.

As of December 31, 2012, Banco Galicia had a net asset foreign currency position of Ps.806.6 million equivalent to US$164.0 million, after adjusting its on-balance sheet net liability position of Ps.1,094.3 million (US$222.5 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.1,909.9 million (US$386.6 million), recorded off-balance sheet.

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

The tables below show the effects of changes in the exchange rate of the Peso vis-à-vis the Dollar on the value of Banco Galicia’s foreign currency net asset position as of December 31, 2012, 2011 and 2010. As of these dates, the breakdown of Banco Galicia’s foreign currency net asset position into trading and non-trading is not presented, as Banco Galicia’s foreign currency trading portfolio was not material.

	Value of Foreign Currency Net Position as of December 31, 2012
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	1,128.4		321.8	39.9
30%	1,048.6		242.0	30.0
20%	967.9		161.3	20.0
10%	887.3		80.7	10.0
Static	806.6	(2)	—	—
(10)%	725.9		(80.7)	(10.0)
(20)%	645.3		(161.3)	(20.0)
(30)%	564.6		(242.0)	(30.0)
(40)%	484.8		(321.8)	(39.9)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position as of December 31, 2011
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	(39.2)		(11.2)	40.0
30%	(36.4)		(8.4)	30.0
20%	(33.6)		(5.6)	20.0
10%	(30.8)		(2.8)	10.0
Static	(28.0	)(2)	—	—
(10)%	(25.2)		2.8	(10.0)
(20)%	(22.4)		5.6	(20.0)
(30)%	(19.6)		8.4	(30.0)
(40)%	(16.8)		11.2	(40.0)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position as of December 31, 2010
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	57.0		16.3	40.0
30%	52.9		12.2	30.0
20%	48.8		8.1	19.9
10%	44.8		4.1	10.1
Static	40.7	(2)	—	—
(10)%	36.6		(4.1)	(10.1)
(20)%	32.6		(8.1)	(19.9)
(30)%	28.5		(12.2)	(30.0)
(40)%	24.4		(16.3)	(40.0)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

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

Banco Galicia manages mismatches not only regarding assets and liabilities, but also covering mismatches through the foreign currency futures market. Transactions in foreign currency futures (Dollar futures) are carried out through the MAE, ROFEX and with customers. These transactions are subject to limits that take into consideration particular characteristics of each trading environment. A global exposure limit was set for these futures contracts, equivalent to 100% of Banco Galicia’s RPC on a consolidated basis.

The table below shows the composition of Banco Galicia’s shareholders’ equity by currency and type of principal adjustment, that is Banco Galicia’s assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER, as of December 31, 2012.

	As of December 31, 2012
	Assets	Liabilities	Gap
	(In millions of Pesos)
Financial Assets and Liabilities	58,833.1	55,351.4	3,481.7
Pesos - Adjusted by CER	684.3	8.2	676.1
Pesos - Unadjusted	50,949.6	47,049.7	3,899.9
Foreign Currency (1)	7,199.2	8,293.5	(1,094.3)
Other Assets and Liabilities	3,938.2	2,516.0	1,422.2

Total Gap	62,771.3	57,867.4	4,903.9

Adjusted for Forward Transactions Recorded in Memo Accounts
Financial Assets and Liabilities	58,833.1	55,351.4	3,481.7
Pesos - Adjusted by the CER	684.3	8.2	676.1
Pesos - Unadjusted, Including Shareholders’ Equity (2)	47,208.5	45,209.5	1,999.0
Foreign Currency (1) (2)	10,940.3	10,133.7	806.6
Other Assets and Liabilities	3,938.2	2,516.0	1,422.2

Total Adjusted Gap	62,771.3	57,867.4	4,903.9

(1)	In Pesos, at an exchange rate of Ps.4.9173 per US$1.0.
(2)	Adjusted for forward sales and purchases of foreign exchange, without delivery of underlying assets and recorded in Memorandum Accounts.

As of December 31, 2012, considering the adjustments from forward transactions recorded under memorandum accounts, Banco Galicia had net asset positions in Foreign Currency, and in Pesos Adjusted and Non-adjusted by CER.

The paragraphs below describe the composition of the different currency mismatches as of December 31, 2012.

Peso-denominated Assets and Liabilities Adjusted by CER

At fiscal year-end, the Bank had a net asset position of Ps.676.1 million, mainly made up of Ps.674.0 million corresponding to the participation certificate in Galtrust I Financial Trust.

The limit established for the CER-adjusted mismatch is at 100% and at -25% (minus 25%) of the Bank’s RPC for the net asset position and the net liability position, respectively. At fiscal year-end, the asset position in Pesos adjusted by CER accounted for 11.9% of the Bank’s RPC.

Assets and Liabilities Denominated in Foreign Currency

The Bank’s assets denominated in foreign currency were mainly comprised of the following: (i) loans to the non-financial private sector and residents abroad for Ps.2,693.4 million (principal and interest, net of allowances) and (ii) cash and balances held at the Argentine Central Bank and correspondent banks for Ps.3,588.0 million.

The Bank’s liabilities denominated in foreign currency consisted mainly of: (i) deposits for Ps.3,134.2 million (principal, interest and exchange-rate differences); (ii) Ps.3,812.7 million of subordinated and unsubordinated notes issued by Banco Galicia and the Regional Credit Card Companies; (iii) debt with international banks and credit agencies for Ps.600.5 million and (iv) Ps.602.2 million in connection with collections for third parties.

A net liability position of Ps.1,094.3 million stems from the consolidated balance sheet. Furthermore, forward transactions in foreign currency without delivery of the underlying asset for a notional value of Ps.1,901.0 million were recorded in memorandum accounts. Therefore, as of that date, the Bank’s net position in foreign currency adjusted to reflect these transactions was an asset position of Ps.806.6 million, equivalent to US$164.0 million.

Banco Galicia has set limits as regards foreign-currency mismatches at 30% and 10% of the Bank’s RPC for its net asset position and its short position, respectively. At the end of the fiscal year, Banco Galicia’s net asset position in foreign currency represented 14.2% of its RPC.

Non-Adjusted Peso-Denominated Assets and Liabilities

The Bank’s non-adjusted Peso-denominated assets were mainly comprised of the following: (i) loans to the non-financial private sector for Ps.39,523.7 million (principal plus interest, net of allowances); (ii) 2,685.3 million corresponding to the holdings of securities issued by the Argentine Central Bank; (iii) cash and balances held at the Argentine Central Bank and correspondent banks for Ps.5,350.2 (including the balance of escrow accounts); (iv) Ps.474.8 million of forward purchases related to repurchase agreement transactions for Lebac; (v) Ps.793.7 million corresponding to debt securities and participation certificates in various financial trusts and (vi) Ps.595.7 million corresponding to holdings of Bonar 2015 Bonds.

Banco Galicia’s non-adjusted Peso-denominated liabilities were mainly comprised of the following: (i) deposits for Ps.36,836.8 million (principal plus interest); (ii) liabilities with stores in connection with Banco Galicia’s credit card activities and the Regional Credit Card Companies for Ps.5,715.9 million; (iii) Ps.1,067.5 million in liabilities with local financial institutions (almost all corresponding to the Regional Credit Card Companies); (iv) Ps.1,456.0 million corresponding to notes issued by the Regional Credit Card Companies and CFA and (v) Ps.427.9 million corresponding to creditors on account of the repurchase agreement transactions agreed upon with the Lebac portfolio.

The net asset position in non-adjusted Peso-denominated assets and liabilities was of Ps.1,999.0 million at fiscal year-end.

Other Assets and Liabilities

In the category “Other Assets and Liabilities”, the assets were mainly comprised of the following: (i) Bank, premises and equipment, miscellaneous and intangible assets for Ps.2,423.4 million; (ii) miscellaneous receivables for Ps.660.6 million and (iii) equity investments for Ps.87.3 million. Liabilities mainly included Ps.1,637.5 million recorded under “Miscellaneous Liabilities”, and allowances for other contingencies for Ps.461.8 million.

Market Risk

The exposure to portfolios of listed financial instruments, whose value varies according to the movement in their market prices, is subject to a specific policy framework that regulates the risk of incurring a loss as a consequence of the variation of the market price of financial assets whose value is subject to negotiation.

Brokerage transactions and/or investments in government securities, currencies, notes, derivative products and debt instruments issued by the Argentine Central Bank are governed by the policy that limits the maximum tolerable losses in a given fiscal year.

In order to measure and monitor this source of risk, the model known as VaR is used, among others. This model determines intra-daily, for Banco Galicia individually, the possible loss that could be generated by the positions in securities, derivative instruments and currencies under certain parameters.

The parameters taken into consideration are as follows:

(i)	A 95% - 99% degree of accuracy.

(ii)	VaR estimates are made for holding periods of one day and “n” days, where “n” is defined as the number of days necessary to settle the position in each security.

(iii)	In the case of new issuances, the available trading days are taken into consideration; if there are not enough trading days or if there are no quotations, the volatility of bonds from domestic issuers with similar risk and characteristics is used.

Likewise, the measurement method known as Dollar Value of One Basis Point (“DVO1”) is also applied to measure and monitor the trading of debt instruments issued by the Argentine Central Bank and the brokerage of notes.

Banco Galicia’s policy requires that the Risk Management and Treasury Divisions agree on the parameters under which the models work and establishes the maximum losses authorized both for securities, foreign-currency, Argentine Central Bank’s debt instruments and derivative products in a fiscal year. Maximum losses were established in:

Securities	Ps.36.0 million.
Spot Currency	Ps.5.0 million.
Futures Currency	Ps.20.0 million.
Interest Rate Derivatives	Ps.6.5 million.
Lebac / Nobac	Ps.2.0 million.
Notes	Ps.2.0 million.

During fiscal year 2012, stress test methodologies and contingency plans continued being developed, as well as their gradual implementation, which will continue during fiscal year 2013.

Cross-border Risk

Cross-border risk represents the risk of incurring equity losses as a consequence of the impairment or failure to collect exposures (loans, positions in securities, equity investments, and liquidity) abroad. It includes risks generated by entering into transactions with public or private counterparties domiciled outside of Argentina.

In order to regulate risk exposures in international jurisdictions, limits were established taking into consideration the jurisdiction’s credit rating, the type of transaction and a maximum exposure acceptable for each counterparty.

The Bank defined its policy by setting maximum exposure limits measured as a percentage of its RPC and taking into account if the counterparty is considered investment grade:

Risk	Required Credit Rating	Investment Grade	Not Investment Grade
-Jurisdictional Risk	-International Rating Agency	-No limit	-Maximum limit: 5%
-Counterparty Risk	-International Banking Relations -Credit Division	-Maximum limit: 15% -The limit is distributed between financial and foreign trade transactions, thus absorbing local counterparty margin	-Maximum limit: 1% -Only foreign trade transactions
Overseas Foreign Currency Transfer Risk

With a view towards mitigating the risk resulting from a potential change in domestic laws that may affect overseas foreign currency transfers, in order to meet incurred liabilities, a policy was devised to set a limit for liabilities transferred abroad, as a proportion to total consolidated liabilities. Such ratio was fixed at 15%.

As of the fiscal year ended December 31, 2012, this exposure was 7.7%.

Risk Exposures in the Non-financial Public Sector

Risk exposures in the “Non-financial Public Sector” in federal, provincial and municipal jurisdictions are regulated by a management policy set in the fourth quarter of the 2012 fiscal year.

The policy sets limits on risk exposures, establishing a “possible loss” (as a percentage of the Bank’s RPC) associated with a given position, considering in its application the debt instruments issued by the different jurisdictions and other possible vehicles of financing to the Non-financial Public Sector. The policy is also supplemented by a limit that establishes that the total position in the Non-financial Public Sector should not exceed a given percentage of the Bank’s RPC.

The limits are as follows:

•	The possible loss cannot exceed 4% of the Bank’s RPC.

•	The total position cannot exceed 70% of the Bank’s RPC.

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

Fees and Direct and Indirect Payments Made by the Depositary to Us

Past Fees and Payments

Grupo Financiero Galicia S.A. received a payment of US$234,006.84 during 2012, US$260,879.73 during 2011 and US$350,000 in 2010 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), accounting fees and legal fees.

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

We expect to receive a similar reimbursement from the depositary for expenses for the fiscal year ending December 31, 2013, to the one we received for the fiscal year ended December 31, 2012.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures.

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended). We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with or submit to the SEC under the Exchange Act, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and is communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosure. Our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to provide reasonable assurance of their reliability. Notwithstanding the effectiveness of our disclosure controls and procedures, these disclosure controls and procedures cannot provide absolute assurance of achieving their objectives because of their inherent limitations. Disclosure controls and procedures are processes that involve human diligence and compliance and are subject to error in judgment. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by our disclosure controls and procedures.

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

3) Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2012.

4) Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in their report to our consolidated financial statements.

(c) See Item 18. “Financial Statements-Report of the Independent Registered Public Accounting Firm” for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2012.

We evaluated the changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 and concluded that the following matters have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011, we identified a material weakness related to the presentation of cash flows from operating, investing and financing activities under U.S. GAAP. We implemented certain activities to remediate this material weakness, including enhancing our training and review procedures to ensure the proper classification, in the statement of cash flows under U.S. GAAP. These enhancements focused on controls over the application for interest income received or interest expense paid within operating activities. These activities, including the results of our control testing, had the cumulative effect of remediating the material weakness as of December 31, 2012.

Item 16.A. Audit Committee Financial Expert

Mr. Luis O. Oddone is our Audit Committee financial expert and he is independent as that term is defined under Nasdaq National Market listing requirements.

Item 16.B. Code of Ethics

We have adopted a code of ethics (for Grupo Financiero Galicia and its main subsidiaries) in accordance with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. We did not modify our code of ethics during the fiscal year ended December 31, 2012. In addition, we did not grant any waivers to our code of ethics during the fiscal year ended December 31, 2012. In June 2009, we adopted a Code of Good Practice in Corporate Governance in accordance with Argentine legal requirements that received minor modifications in 2010 and 2011. On May 23, 2012 the CNV issued Rule No. 606 (modifying Rule No. 516) which established new standards for the filing of the Code of Good Practices in Corporate Governance. Our code of ethics and our code of corporate governance good practices are attached hereto as Exhibits 11.1 and 11.2.

Item 16.C. Principal Accountants’ Fees and Services

The following table sets forth the total amount billed to us by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2012 and 2011.

	2012	2011
	(In thousands of Pesos)
Audit Fees	13,276	11,106
Audit Related Fees	1,696	2,192
Tax Fees	1,104	1,147
All Other Fees	2,942	1,408

Total	19,018	15,853

Audit Fees

Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and U.S. GAAP requirements for the fiscal years ended December 31, 2012 and December 31, 2011.

Audit-Related Fees

Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in 2012 and 2011.

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

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16.H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Report of the Independent Registered Public Accounting Firm as of and for the fiscal years ended December 31, 2012, 2011 and 2010.

Consolidated Balance Sheets as of December 31, 2012 and 2011.

Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010.

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2012, 2011 and 2010.

Notes to the Consolidated Financial Statements.

You can find our audited consolidated financial statements on pages F-1 to F-101 of this annual report.

Item 19. Exhibits

Exhibit	Description

1.1	Unofficial English language translation of the Bylaws (estatutos sociales).****

2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

2.2	Indenture, dated as of May 18, 2004, among Banco Galicia, The Bank of New York and Banco Rio de la Plata S.A.**

2.3	Indenture, dated as of June 4, 2009, among Grupo Financiero Galicia, The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York (Luxembourg) S.A.*******

2.4	Indenture, dated as of June 8, 2010, among Grupo Financiero Galicia, The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.********

2.5	Indenture, dated as of May 4, 2011, among Banco de Galicia y Buenos Aires S.A., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.*********

2.6	Indenture, dated as of January 28, 2011, among Tarjeta Naranja S.A., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.*********

4.1	English translation of form of Financial Trust Contract, dated April 16, 2002, among Banco Galicia, Banco Provincia de Buenos Aires and BAPRO Mandatos y Negocios S.A.***

4.2	Form of Restructured Loan Facility (as evidenced by the Note Purchase Agreement, dated as of April 27, 2004, among Banco de Galicia y Buenos Aires S.A., Barclays Bank PLC, the holders party thereto and Deutsche Bank Trust Company Americas).**

4.3	Form of First Amendment and Waiver to Restructured Loan Facility (as evidenced by the First Amendment and Waiver to the Note Purchase Agreement, dated as of December 20, 2004, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).****

4.4	Form of Second Amendment to Restructured Loan Facility (as evidenced by the Second Amendment to the Note Purchase Agreement, dated as of August 25, 2006, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).*****

4.5	Form of Third Amendment to Restructured Loan Facility (as evidenced by the Third Amendment to the Note Purchase Agreement, dated as of December 28, 2007, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).******

4.6	Loan Agreement, dated as of July 24, 2007, between Grupo Financiero Galicia S.A. and Merrill Lynch International.******

4.7	Stock Purchase Agreement, dated as of June 1, 2009, among American International Group Inc., AIG Consumer Finance Group, Inc. and Banco de Galicia y Buenos Aires S.A., and the other parties signatory thereto.********

4.8	Loan Agreement, dated as of September 8, 2010, between Banco de Galicia y Buenos Aires S.A. and International Finance Corporation.*********

4.9	Loan Agreement, dated as of December 17, 2010, between Banco de Galicia y Buenos Aires S.A. and Netherlands Financierings-Moatschappy Voor Ont Wikkelingslanden N.V.*********

4.10	Loan Agreement, dated as of February 15, 2011, between Banco de Galicia y Buenos Aires S.A. and Inter-American Development Bank.*********

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company-Organizational Structure”.

11.1	Code of Ethics.*******

11.2	Code of Corporate Governance Good Practices.

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporatedby reference from our Registration Statement on Form F-4 (333-11960).

**	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003.

***	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2002.

****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004.

*****	Incorporatedby reference from our Annual Report on Form 20-F for the year ended December 31, 2006.

******	Incorporatedby reference from our Annual Report on Form 20-F for the year ended December 31, 2007.

*******	Incorporatedby reference from our Annual Report on Form 20-F for the year ended December 31, 2008.

********	Incorporatedby reference from our Annual Report on Form 20-F for the year ended December 31, 2009.

*********	Incorporatedby reference from our Annual Report on Form 20-F for the year ended December 31, 2010.

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

Date: April 29, 2013

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Financiero Galicia S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Grupo Financiero Galicia S.A. and its subsidiaries (the “Company”) at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company´s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management´s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting rules prescribed by the BCRA vary in certain significant respects from accounting principles generally accepted in Argentina for enterprises in general. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

Accounting rules prescribed by the BCRA also vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

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
Diego Luis Sisto

Buenos Aires, Argentina

February 14, 2013, except for notes 27, 31, 34 and 35 as to which the date is April 29, 2013.

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2012 and 2011

(Expressed in thousands of Argentine pesos)

		December 31,
		2012		2011
ASSETS
A.	Cash and due from banks
	Cash		2,560,967		2,310,470
	Financial institutions and correspondents		5,784,048		4,108,421
	Argentine Central Bank		5,613,604		3,979,121
	Other local financial institutions		26,271		8,810
	Foreign financial institutions		144,173		120,490

		Ps.	8,345,015	Ps.	6,418,891
B.	Government and private securities
	Holdings Recorded at Fair Value		118,655		106,715
	Holdings Recorded at their Acquisition Cost plus the I.R.R.		824,188		162,414
	Government securities from Repo transactions with the Argentine Central Bank		—		40,600
	Securities issued by the Argentine Central Bank		2,685,293		4,918,006
	Investments in listed private securities		188		3,128
	Allowances		(1,180)		—

		Ps.	3,627,144	Ps.	5,230,863
C.	Loans
	To the non-financial public sector		25,657		24,606
	To the financial sector		356,617		326,239
	Interbank loans – (call money loans granted)		84,000		126,000
	Other loans to domestic financial institutions		255,582		189,019
	Accrued interest, adjustments and exchange rate differences receivable		17,035		11,220
	To the non-financial private sector and residents abroad		43,942,659		31,837,635
	Advances		3,097,755		2,302,100
	Promissory notes		10,456,604		6,412,303
	Mortgage loans		1,158,832		959,546
	Pledge loans		310,668		202,336
	Personal loans		7,283,083		5,785,668
	Credit card loans		19,279,002		13,392,249
	Other		1,897,800		2,529,837
	Accrued interest, adjustments and quotation differences receivable		660,400		420,791
	Documented interest		(200,705)		(165,626)
	Unallocated collections		(780)		(1,569)
	Allowances		(1,731,954)		(1,283,953)

		Ps.	42,592,979	Ps.	30,904,527
D.	Other receivables resulting from financial brokerage
	Argentine Central Bank		716,493		588,902
	Amounts receivable for spot and forward sales to be settled.		122,473		1,517,409
	Securities receivable under spot and forward purchases to be settled		434,005		626,263
	Negotiable obligations without quotation		278,967		154,377
	Balances from forward transactions without delivery of underlying asset to be settled		2,540		11,407
	Other		2,932,951		2,170,808
	Allowances		(68,858)		(55,375)

		Ps.	4,418,571	Ps.	5,013,791

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets - Continued

As of December 31, 2012 and 2011

(Expressed in thousands of Argentine pesos)

		December 31,
		2012		2011
ASSETS (Continued)
E.	Assets under financial leases
	Assets under financial leases		844,849		588,203
	Interest and adjustments		15,800		11,410
	Allowances		(12,385)		(6,509)

		Ps.	848,264	Ps.	593,104
F.	Equity investments
	In financial institutions		2,438		2,133
	Other		101,648		75,494
	Allowances		(27,992)		(21,462)

		Ps.	76,094	Ps.	56,165
G.	Miscellaneous receivables
	Receivables for assets sold		10,641		34,435
	Tax on minimum presumed income – Tax credit		15,022		186,408
	Other		1,040,142		781,474
	Accrued interest on receivables for assets sold		—		541
	Other accrued interest and adjustments receivable		6,179		2,991
	Allowances		(136,527)		(54,456)

		Ps.	935,457	Ps.	951,393
H.	Bank premises and equipment	Ps.	1,191,509	Ps.	1,034,692
I.	Miscellaneous assets	Ps.	184,740	Ps.	163,106
J.	Intangible assets
	Goodwill		8,888		10,827
	Organization and development expenses		1,076,129		711,944

		Ps.	1,085,017	Ps.	722,771
K.	Unallocated items		8,129		12,203
L.	Other Assets		145,352		91,520

	Total Assets	Ps.	63,458,271	Ps.	51,193,026

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets - Continued

As of December 31, 2012 and 2011

(Expressed in thousands of Argentine pesos)

		December 31,
		2012		2011
	LIABILITIES AND SHAREHOLDERS’ EQUITY
M.	Deposits
	Non-financial public sector	Ps.	1,251,534	Ps.	1,803,816
	Financial sector		35,798		29,667
	Non-financial private sector and residents abroad		38,657,848		28,301,654
	Current accounts		9,500,021		6,955,109
	Saving accounts		9,475,206		7,977,519
	Time deposits		18,838,179		12,675,489
	Investment accounts		170,443		209,346
	Other		401,236		319,620
	Accrued interest and quotation differences payable		272,763		164,571

		Ps.	39,945,180	Ps.	30,135,137
N.	Other liabilities resulting from financial brokerage
	Argentine Central Bank		3,637		3,050
	Other		3,637		3,050
	Banks and international entities		540,287		1,425,822
	Unsubordinated negotiable obligations		4,171,588		3,170,192
	Amounts payable for spot and forward purchases to be settled		434,784		564,045
	Securities to be delivered under spot and forward sales to be settled		122,424		1,705,070
	Loans from domestic financial institutions		1,105,434		815,251
	Interbank loans (call money loans received)		82,000		15,000
	Other loans from domestic financial institutions		1,014,570		794,505
	Accrued interest payable		8,864		5,746
	Balances from forward transactions without delivery of underlying asset to be settled		2,345		8,073
	Amounts payable to merchants		5,715,886		4,173,746
	Other		2,062,967		1,975,817
	Accrued interest and quotation differences payable		122,305		86,073

		Ps.	14,281,657	Ps.	13,927,139
O.	Miscellaneous liabilities
	Directors’ and Syndics’ fees		16,258		13,403
	Other		1,757,272		1,302,894
	Adjustments and accrued interests		23		—

		Ps.	1,773,553	Ps.	1,316,297
P.	Provisions		468,223		575,644
Q.	Subordinated negotiable obligations		1,188,015		984,364
R.	Unallocated items		8,414		4,792
S.	Other Liabilities		221,231		168,724
T.	Non-controlling interests		701,920		529,314

	Total Liabilities	Ps.	58,588,193	Ps.	47,641,411

	SHAREHOLDERS’ EQUITY		4,870,078		3,551,615

	Total Liabilities and Shareholders’ Equity	Ps.	63,458,271	Ps.	51,193,026

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Income

For the fiscal years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

		December 31,
		2012		2011		2010
A.	Financial income
	Interest on cash and due from banks	Ps.	70	Ps.	565	Ps.	746
	Interest on loans granted to the financial sector		59,264		24,797		8,542
	Interest on overdrafts		698,656		398,533		186,443
	Interest on promissory notes		1,393,332		797,101		498,436
	Interest on mortgage loans		125,618		112,656		103,888
	Interest on pledge loans		35,716		24,443		11,535
	Interest on credit card loans		2,932,812		1,744,162		1,143,592
	Interest on financial leases		128,915		95,762		63,749
	Interest on other loans		2,543,641		1,881,433		981,709
	Interest on other receivables resulting from financial brokerage		45,417		34,586		15,438
	Net income from government and corporate securities		961,720		752,990		407,931
	Income from secured loans – Decree No. 1387/01		3,963		4,431		3,608
	Net income from options		1,500		—		—
	Consumer price index adjustment (CER)		872		2,020		5,331
	Exchange rate differences on foreign currency		—		—		76,296
	Other		197,542		144,265		107,648

		Ps.	9,129,038	Ps.	6,017,744	Ps.	3,614,892
B.	Financial expenses
	Interest on current account deposits		—		—		5,476
	Interest on saving account deposits		4,811		6,906		5,442
	Interest on time deposits		2,185,392		1,272,897		748,205
	Interest on interbank loans received (call money loans)		9,560		2,843		6,158
	Interest on financing from the financial sector		53,974		44,331		6,525
	Interest on other liabilities resulting from financial brokerage		607,528		350,410		165,604
	Interest on subordinated obligations		122,821		114,455		137,788
	Other interest		54,586		25,899		6,367
	Consumer price index adjustment		65		90		59
	Contributions made to Deposit Insurance Fund		57,316		44,874		31,839
	Exchange rate differences on foreign currency		189,222		4,072		—
	Other		655,385		407,424		299,218

		Ps.	3,940,660	Ps.	2,274,201	Ps.	1,412,681
C.	Gross brokerage margin		5,188,378		3,743,543		2,202,211
	Loan loss provisions		1,347,302		843,370		551,524
D.	Income from services
	In relation to lending transactions		1,180,982		947,655		660,987
	In relation to borrowing transactions		761,703		645,437		543,309
	Other commissions		108,934		72,936		42,152
	Other		2,602,289		1,854,241		1,268,486

		Ps.	4,653,908	Ps.	3,520,269	Ps.	2,514,934
E.	Expenses for services
	Commissions		636,418		457,953		291,701
	Other		817,480		610,613		441,356

		Ps.	1,453,898	Ps.	1,068,566	Ps.	733,057

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Income - Continued

For the fiscal years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

		December 31,
		2012		2011		2010
F.	Administrative expenses
	Personnel expenses		3,210,519		2,333,867		1,576,896
	Directors’ and syndics’ fees		49,930		38,176		37,217
	Other fees		245,347		188,205		99,702
	Advertising and publicity		359,251		280,486		189,596
	Taxes		435,716		298,572		190,722
	Depreciation of bank premises and equipment		117,246		92,942		76,899
	Amortization of organization expenses		198,747		104,597		63,132
	Other operating expenses		714,182		526,296		373,641
	Other		442,696		342,070		237,509

		Ps.	5,773,634	Ps.	4,205,211	Ps.	2,845,314
	Net Income from financial brokerage	Ps.	1,267,452	Ps.	1,146,665	Ps.	587,250
G.	Income from Insurance activities	Ps.	651,871	Ps.	457,447	Ps.	255,608
H.	Non-controlling interests result	Ps.	(186,403)	Ps.	(170,962)	Ps.	(104,333)
I.	Miscellaneous income
	Net lncome from equity investments		117,420		132,696		62,054
	Default interests		146,703		87,106		56,193
	Loans recovered and allowances reversed		255,154		224,384		154,328
	Other		119,671		139,284		83,711
	Consumer price index adjustment (CER)		102		60		45

		Ps.	639,050	Ps.	583,530	Ps.	356,331
J.	Miscellaneous losses
	Default interests and charges in favor of the Argentine Central Bank		222		850		58
	Loan loss provisions for miscellaneous receivables and other provisions		166,991		87,622		102,387
	Amortization of differences arising from court resolutions		16,452		6,933		280,946
	Depreciation and losses from miscellaneous assets		1,085		1,756		1,347
	Amortization of goodwill		1,940		12,639		11,330
	Other		59,735		46,028		31,655
	Consumer price index adjustment		52		46		41

		Ps.	246,477	Ps.	155,874	Ps.	427,764
	Net Income before tax		2,125,493		1,860,806		667,092
K.	Income tax	Ps.	789,278	Ps.	753,863	Ps.	258,191

	Net Income for the fiscal year	Ps.	1,336,215	Ps.	1,106,943	Ps.	408,901

	Net Income per common share (basic and diluted) in Argentine Pesos		1.076		0.892		0.329

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Cash Flows

For the fiscal years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

	December 31,
	2012		2011		2010
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year		10,244,173		7,443,517		5,428,730
Cash and cash equivalents at the end of the year		11,323,978		10,244,173		7,443,517

Net increase in cash and cash equivalents	Ps.	1,079,805	Ps.	2,800,656	Ps.	2,014,787

Causes of changes in cash and cash equivalents
Cash Flow from operating activities
Net (payments) / collections related to:
Government and Private Securities		1,219,664		(245,480)		2,911,041
Loans
To the financial sector		(13,260)		(127,462)		(55,841)
To the non-financial public sector		940		2,129		1,819
To the non-financial private sector and foreign residents		(4,471,840)		(4,887,003)		(4,399,392)
Other receivables resulting from financial brokerage		(274,119)		(187,508)		177,629
Receivables from Financial Leases		(129,326)		(67,605)		(33,949)
Deposits
To the financial sector		6,131		19,733		(64,949)
To the non-financial public sector		(552,282)		929,615		(511,710)
To the non-financial private sector and foreign residents		7,727,631		5,269,911		4,757,624
Other liabilities from financial brokerage
Financing from the financial sector
Interbank Loans (call money loans received)		57,440		12,157		(30,158)
Others (except for liabilities included in Financing Activities)		1,125,069		1,532,319		1,172,142
Collections related to income from services		5,638,872		4,156,730		2,919,013
Payments related to expenses for services		(1,311,746)		(952,571)		(669,249)
Administrative expenses paid		(5,860,888)		(4,245,068)		(2,898,783)
Payment of organization and development expenses		(562,231)		(385,419)		(206,175)
Collection for penalty interests, net		146,481		86,256		56,135
Differences arising from court resolutions paid		(16,452)		(6,933)		(21,893)
Collection of dividends from other companies		34,687		26,167		16,190
Other Collections related to miscellaneous profits and losses		123,339		191,321		104,346
Net (payments) / collections for other operating activities
Other receivables and miscellaneous liabilities		(491,151)		(453,249)		(343,487)
Other operating activities, net		(228,098)		(25,058)		33,193
Payment of income tax / minimum presumed income tax		(493,150)		(210,993)		(150,579)

Net cash provided by operating activities	Ps.	1,675,711	Ps.	431,989	Ps.	2,762,967

Cash Flow from investing activities
Payments for bank premises and equipment, net		(241,678)		(165,148)		(104,583)
Payments for miscellaneous assets, net		(49,129)		(93,169)		(29,101)
Payments for equity investments		(18,192)		(15,058)		(347,194)
Other collections for investment activities
Cash and Cash Equivalents related to the Acquisition of Compañía Financiera Argentina S.A., Cobranzas y Servicios S.A. and Procesadora Regional S.A.
		—		—		117,549

Net cash used in investing activities	Ps.	(308,999)	Ps.	(273,375)	Ps.	(363,329)

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Cash Flows - Continued

For the fiscal years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

	December 31,
	2012		2011		2010
Cash Flow from financing activities
Net collections / (payments) related to:
Unsubordinated negotiable obligations		51,388		1,984,971		(936,377)
Argentine Central Bank
Others		587		945		(1,110)
Banks and international entities		(888,556)		757,834		96,465
Subordinated negotiable obligations		(66,410)		(463,493)		(75,889)
Loans from local financial institutions		260,634		135,639		429,986
Distribution of dividends		(33,922)		(45,139)		(10,877)
Other Collections from financing activities		2,886		—		1,860

Cash Flow provided by / (used in) financing activities	Ps.	(673,393)	Ps.	2,370,757	Ps.	(495,942)

Effect of exchange rate changes on cash and cash equivalents		386,486		271,285		111,091

Net increase in cash and cash equivalents	Ps.	1,079,805	Ps.	2,800,656	Ps.	2,014,787

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

	Capital Stock		Paid in Capital		Inflation adjustments to Capital Stock and Paid in Capital		Profit reserves				Accumulated Retained earnings		Total Shareholders’ Equity
							Legal		Other
Balance at December 31, 2009	Ps.	1,241,407	Ps.	606	Ps.	278,131	Ps.	45,998	Ps.	257,122	Ps.	229,275	Ps.	2,052,539

Distribution of retained earnings by the shareholders’ meeting on April 14, 2010
Legal Reserve		—		—		—		11,464		—		(11,464)		—
Discretionary Reserve		—		—		—		—		217,811		(217,811)		—
Valuation Differences		—		—		—		—		8,060		—		8,060
Net Income for the year		—		—		—		—		—		408,901		408,901

Balance at December 31, 2010	Ps.	1,241,407	Ps.	606	Ps.	278,131	Ps.	57,462	Ps.	482,993	Ps.	408,901	Ps.	2,469,500

Distribution of retained earnings by the shareholders’ meeting on April 27, 2011
Legal Reserve		—		—		—		20,445		—		(20,445)		—
Discretionary Reserve		—		—		—		—		363,628		(363,628)		—
Cash Dividends		—		—		—		—		—		(24,828)		(24,828)
Net Income for the year		—		—		—		—		—		1,106,943		1,106,943

Balance at December 31, 2011	Ps.	1,241,407	Ps.	606	Ps.	278,131	Ps.	77,907	Ps.	846,621	Ps.	1,106,943	Ps.	3,551,615

Distribution of retained earnings by the shareholders’ meeting on April 19, 2012
Legal Reserve		—		—		—		55,347		—		(55,347)		—
Discretionary Reserve		—		—		—		—		1,033,844		(1,033,844)		—
Cash Dividends		—		—		—		—		—		(17,752)		(17,752)
Net Income for the year		—		—		—		—		—		1,336,215		1,336,215

Balance at December 31, 2012	Ps.	1,241,407	Ps.	606	Ps.	278,131	Ps.	133,254	Ps.	1,880,465	Ps.	1,336,215	Ps.	4,870,078

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

1. Basis of Presentation.

Grupo Financiero Galicia S.A. (“Grupo Galicia”, the “Company” or the “Group”) is a corporation that is organized under the laws of Argentina and acts as a holding company for Banco de Galicia y Buenos Aires S.A. and its subsidiaries (“Banco Galicia” or the “Bank”). At December 31, 2012 and 2011, the Company’s interest in Banco Galicia as a result of open market purchases was 94.92966% and 94.84074% respectively.

Banco Galicia is a private-sector commercial bank organized under the laws of Argentina which provides general banking services, through its branches, to corporate and retail customers.

In the previous fiscal year and during this one, a reorganization process of the corporate structure of Banco de Galicia y Buenos Aires S.A.’s subsidiaries was carried out. This fact has not caused the controlling interest by the Bank to be modified.

As part of this process, Tarjetas del Mar S.A. has partially spun off its Shareholders’ Equity for the creation of a new company called Tarjeta Mira S.A. Also, during the third quarter of 2012, Tarjeta Mira S.A. merged with and into Tarjeta Naranja S.A.

On February 29, 2012, Tarjetas Regionales S.A.’s Extraordinary Shareholders’ Meeting approved a capital increase that was subscribed mainly through the contribution of the minority holders’ holdings in the subsidiaries Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

The percentage of the controlled companies’ Shareholders’ Equity owned by third parties has been disclosed in the Balance Sheet, under the “Non-Controlling interests” account.

Grupo Galicia’s consolidated financial statements as of December 31, 2012 and 2011 include the assets, liabilities and results of the controlled companies detailed below. The percentages directly or indirectly held in those companies’ capital stock are as follows:

Issuing Company	December 31,
	2012	2011
Galval Agente de Valores S.A.	—	100.00%
GV Mandataria de Valores S.A.	—	100.00%
Net Investment S.A.	99.37%	99.36%
Galicia Warrants S.A.	99.37%	99.36%
Sudamericana Holding S.A.	99.37%	99.36%
Compañía Financiera Argentina S.A.	95.08%	95.00%
Banco de Galicia y Buenos Aires S.A.	94.93%	94.84%
Banco Galicia Uruguay S.A. ( In Liquidation )	94.93%	94.84%
Tarjetas Regionales S.A.	73.10%	94.84%
Galicia Administradora de Fondos S.A.Sociedad Gerente de Fondos Comunes de Inversión	94.93%	94.84%
Galicia (Cayman) Ltd.	94.93%	94.84%
Tarjetas del Mar S.A.	94,87%	94,78%
Cobranzas y Servicios S.A.	94.79%	94.84%
Procesadora Regional S.A.	74.19%	94.84%

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Issuing Company	December 31,
	2012	2011
Galicia Valores S.A. Sociedad de Bolsa	94.93%	94.83%
Tarjeta Mira S.A.	—	76.25%
Tarjeta Naranja S.A.	73.10%	75.87%
Cobranzas Regionales S.A.	73.10%	93.89%
Tarjetas Cuyanas S.A.	73.10%	56.90%

The financial statements of the controlled companies were adapted to the accounting and disclosure standards set by the Argentine Central Bank and cover the same period as that of the financial statements of the Group.

Intercompany transactions have been eliminated for the purposes of these statements.

2. Significant Accounting Policies.

The accounting policies and financial statements presentation conform to the rules of the Argentine Central Bank which prescribes the generally accepted accounting principles for all banks in Argentina (the “Argentine Banking GAAP”). This differs in certain significant respects from generally accepted accounting principles in Argentina applicable to enterprises in general (“Argentine GAAP”) (see Note 33 ) and from generally accepted accounting principles in the United States of America (“U.S. GAAP”) (see Note 35 ).

Certain required disclosures have not been presented herein since they are not material to the accompanying financial statements. In addition, certain presentations and disclosures have been included in the accompanying financial statements to comply with the United States Securities and Exchange Commission’s regulations for foreign private issuers.

Certain reclassifications of prior year´s information have been made to conform to current year presentation. Such reclassifications do not have a significant impact on the Group’s financial statements.

The following is a summary of significant accounting policies followed by the Group in the preparation of the consolidated financial statements.

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

For the years ended December 31, 2012, 2011 and 2010

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

As of December 31, 2012 and 2011 the exchange rate amounted Ps. 4.9173 and Ps. 4.3032, respectively.

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

Government Securities

As of December 31, 2012 and 2011 the Bank records its holdings according to the following:

Holdings Recorded at Fair Value

These holdings include trading securities that were valued according to volatilities or present value data issued by the Argentine Central Bank.

These securities are recorded at fair value, and any difference between their book value and fair value is recognized as a gain or loss in the income statement.

The same criterion was applied to holdings of such securities used in purchase and sale transactions pending settlement and repo transactions.

Holdings Recorded at their Acquisition Cost plus the Interest Rate of Return (I.R.R.)

In this caption, the Group records Peso-denominated Bonds issued by the Argentine Nation at Badlar rate due 2015 (Bonar 2015) and other provincial bonds.

This holding has been valued at their acquisition cost increased on an exponential basis according to their I.R.R. In the case the market value of the instrument is lower than its book value, 50% of the monthly accrual of the I.R.R. must be charged to an asset regularizing account. Said regularizing account shall be reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value.

The same criterion was applied to the securities used in repo transactions.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Government Securities from Repo transactions with the Argentine Central Bank

These holdings include government securities that were valued according to volatilities or present valuedata issued by the Argentine Central Bank.

The same criterion was applied to holdings of such securities used in purchase and sale transactions pending settlement and repo transactions.

Securities Issued by the Argentine Central Bank

a) At Fair Value:

These have been valued according to volatilities or present value data issued by the Argentine Central Bank. The same criterion was applied to holdings of such securities used in repo transactions.

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

The Bank suspends the accrual of interest when the related loan is past due and the collection of interest and principal is in doubt. The suspension of interest corresponds to the loans classified as “with problems” and “medium risk” or below, under the Argentine Central Bank’s classification rules. Accrued interest remains on the Bank’s books and is considered to be part of the loan balance when determining the allowance for loan losses. Regarding impaired loans, interest is recognized on a cash basis after reducing the balance of accrued interest, if applicable.

Reference Stabilization Index (“CER”) is accrued in all lending and borrowing transactions originally carried out in foreign currency prior to the pesification process.

2.6 Allowances for Loan Losses.

The Bank provides for estimated future on loans and the related accrued interest through the establishment of an allowance for loan losses. The allowance charged to expense is determined by management based upon loan classification, actual loss experience, current and expected economic conditions, delinquency aging, and an evaluation of potential losses in the current loan portfolio. Specific attention is given to loans with evidence that may negatively affect the Group’s ability to recover the loan and accrued interest.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

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

Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists. Significant influence is considered to be present if one of the following applies:

•	Ownership of a portion of a related company’s capital granting the voting power necessary to influence the approval of such company’s financial statements and profits distribution.

•	Representation on the related company’s board of directors or corporate governance body.

•	Participation in the definition of the related company’s policies.

•	Existence of significant transactions between the company holding the interest and the related company (for example, when the former is the latter’s only supplier or by far its most important client).

•	Interchange of senior officers among companies.

•	Technical dependence of one of the companies on the other.

Equity investments in companies where corporate decisions are not influenced, in terms of the criteria listed above, are accounted for at the lower of cost or equity method.

2.9 Bank Premises and Equipment, Assets under financial leases and Miscellaneous Assets.

Bank premises and equipment and miscellaneous assets are valued at cost adjusted for inflation (as described in Note 2.1), less accumulated depreciation.

Construction in progress is carried at cost.

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

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

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

2.10 Intangible Assets.

Intangible assets are valued at cost adjusted for inflation (as described in Note 2.1) and are amortized on a straight-line basis over 120 months for goodwill and over 60 months for organization and development costs. Under Argentine Banking GAAP, goodwill is no longer recognized as an asset when it is estimated that amounts of future income will not be sufficient to absorb the amortization of goodwill or when there are other reasons to presume that the amount of an investment made, will not be recovered in full.

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

As of December 31, 2012 and 2011, this item has been fully amortized; thus total accumulated amortization amounts to Ps. 883,022 and Ps. 866,570 respectively.

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

Based on the provisions set forth by the Argentine Central Bank, the Group recorded an asset related to the MPIT amounting to Ps.15,022 and Ps. 186,408 as of December 31, 2012 and 2011, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and therefore income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-bank subsidiaries had recognized a deferred tax asset as of December 31, 2012 and 2011.

2.13 Liabilities - Banco de Galicia y Buenos Aires S.A.’s customers fidelity program “Quiero” (I want)

The Bank records the points assigned to the Bank’s customers through the “Quiero” (“I want”) Program using a mathematical model that takes into account certain events of exchange percentages, the cost for the exchanged points based on the combination of available products and the preferences of the Bank’s customers, as well as the expiration term of the customers’ non-exchanged points.

As of December 31, 2012 and 2011, the Bank recorded liabilities for Ps. 74,736 and Ps. 50,521, respectively from its customers’ non-exchanged points under the caption “Miscellaneous Liabilities”.

2.14 Statements of Cash Flows

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

3. Minimum cash requirements and restricted Assets.

3.1 Pursuant to Argentine Central Bank regulations, Banco Galicia must maintain a monthly average liquidity level. Computable assets for complying with the minimum cash requirement are cash and the checking accounts opened at the Argentine Central Bank.

The minimum cash requirement at the end of each fiscal year was as follows (as measured in average daily balances):

	December 31,
	2012	2011
Peso balances	Ps.3,947,895	Ps.3,917,272
Foreign currency balances	1,284,890	1,944,576

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

3.2 Certain of the Group’s other assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	December 31,
	2012		2011
Funds and securities pledged under various arrangements	Ps.	1,068,697	Ps.	1,044,154
Shares on equity investments (*)		5,250		5,250
Deposits in the Argentine Central Bank, restricted under Argentine Central Bank regulations		2,603		2,693
Loans granted as collateral(**)		63,241		123,541

Total	Ps.	1,139,791	Ps.	1,175,638

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

(**) Securities granted as collateral for lines of credit provided by the International Finance Corporation (“IFC”). The Bank used book-entry mortgage securities to collateralize Ps. 49,186 and Bonar 2015 Bonds to collateralize Ps.55,075 IFC lines of credit at December 31, 2012 and 2011 , respectively.

Furthermore, as of December 31, 2012, Banco de Galicia y Buenos Aires S.A. used book-entry mortgage securities as collateral for the loans granted within the Credit Program to the Province of San Juan and Mendoza for the amount of Ps. 9,772 and Ps. 4,283 respectively.

4. Interest-Bearing Deposits with Other Banks.

As of December 31, 2012 and 2011, the overnight foreign bank interest-bearing deposits included under the caption “Loans - Other” amounted to Ps. 277,528 and Ps. 65,981, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

5. Government and Private Securities.

Government and corporate securities consist of the following at the respective balance sheet dates:

	December 31,
	2012		2011
Government Securities
Holdings Recorded at Fair Value
- Government Bonds		118,655		105,381
- Others		—		1,334

Total Holdings Recorded at Fair Value	Ps.	118,655	Ps.	106,715
Holdings Recorded at their Acquisition Cost plus the I.R.R.
- Government Bonds		824,188		162,414

Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	Ps.	824,188	Ps.	162,414
Government Securities from Repo Transactions with the Argentine Central Bank
- Government Bonds		—		40,600

Total Government Securities from Repo Transactions with the Argentine Central Bank	Ps.	—	Ps.	40,600
Securities Issued by the Argentine Central Bank
- Argentine Central Bank Bills at Fair Value		1,309,213		10,313
- Argentine Central Bank Bills for Repo Transactions		38,497		1,344,245
- Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.		1,165,474		713,541
- Argentine Central Bank Notes at Fair Value		125,494		2,146,017
- Argentine Central Bank Notes for Repo Transactions		—		66,494
- Argentine Central Bank Notes at Acquisition Cost plus the I.R.R.		46,615		637,396

Total Securities Issued by the Argentine Central Bank		2,685,293		4,918,006

Total Government Securities	Ps.	3,628,136	Ps.	5,227,735

Investments in listed Private Securities
- Negotiable Obligations (Listed)		188		1,138
- Shares		—		1,990

Total Private Securities		188		3,128

Allowances		(1,180)		—

Total Government and Private Securities	Ps.	3,627,144	Ps.	5,230,863

As of December 31, 2012, Securities issued by Argentine Central Bank sold under repurchase agreements amounted to Ps.427,361 were recorded under the caption “Other Receivables resulting from financial brokerage”.

As of December 31, 2011, Bonar 2015 Bonds sold under repurchase agreements amounted to Ps. 513,864 and were recorded under the caption “Other Receivables resulting from financial brokerage”.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

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

As of December 31, 2012 and 2011, the classification of the Group’s loan portfolio was as follows:

	December 31,
	2012		2011
Non-financial public sector	Ps.	25,657	Ps.	24,606
Financial sector (Argentine)		356,617		326,239
Non-financial private sector and residents abroad		43,942,659		31,837,635
–With preferred guarantees		1,698,882		1,441,277
–With other guarantees		6,829,534		4,866,007
–Unsecured		35,414,243		25,530,351

Subtotal		44,324,933		32,188,480

Allowance for loan losses (See Note 7)		(1,731,954)		(1,283,953)

Total	Ps.	42,592,979	Ps.	30,904,527

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

The Bank also records its loan portfolio by industry segment. The following industry segments comprised the most significant loan concentrations as of December 31, 2012 and 2011, respectively:

	December 31,
	2012	2011
Consumer	54.55%	54.77%
Manufacturing	16.28%	14.75%
Primary Products	11.24%	11.99%
Services	5.58%	6.11%
Wholesale Trade	5.59%	5.96%
Retail Trade	3.95%	3.50%
Construction	1.34%	1.59%
Financial Sector	1.47%	1.32%

7. Allowance for Loan Losses.

The activity in the allowance for loan losses for the fiscal years ended December 31, 2012, 2011 and 2010, was as follows:

	December 31,
	2012		2011		2010
Balance at beginning of year	Ps.	1,283,953	Ps.	1,038,473	Ps.	806,446
Provision charged to income		1,294,686		820,083		523,588
Allowances Reversed		(11,540)		(22,146)		(8)
Foreign exchange effect and other adjustments (*)		13		30		195,776
Loans charged off		(835,158)		(552,487)		(487,329)

Balance at end of year	Ps.	1,731,954	Ps.	1,283,953	Ps.	1,038,473

(*)	As of December 31, 2010 Ps. 185,381 of allowances as of the acquisition date of Compañia Financiera Argentina S.A. was included.

Certain loans, principally small loans, are charged directly to income and are not reflected in the activity in the allowance for loan losses. The “Loan loss provision” in the accompanying statements of income includes:

	December 31,
	2012		2011		2010
Provisions charged to income	Ps.	1,294,686	Ps.	820,083	Ps.	523,588
Direct charge-offs		38,421		19,776		17,079
Other receivable losses		8,320		2,471		9,921
Financial leases		5,875		1,040		936

	Ps.	1,347,302	Ps.	843,370	Ps.	551,524

The Bank has entered into certain renegotiation with customers. The Bank has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements amounted to Ps. 36,769, Ps.137,276 and Ps.123,462 as of December 31, 2012, 2011 and 2010, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

8. Other Receivables Resulting from Financial Brokerage.

The composition of other receivables from financial brokerage, by type of guarantee, is as follows:

	December 31,
	2012		2011
Preferred guarantees, including deposits with the Argentine Central Bank	Ps.	736,154	Ps.	613,490
Other guarantees		555		568
Unsecured		3,750,720		4,455,108
Less: Allowance for doubtful accounts		(68,858)		(55,375)

	Ps.	4,418,571	Ps.	5,013,791

The breakdown of the caption “other” included in the balance sheet was as follows:

	December 31,
	2012		2011
Mutual funds	Ps.	244,028	Ps.	143,309
Galtrust I		673,981		538,768
Other financial trust participation certificates		875,513		818,065
Accrued commissions		49,944		47,036
Other financings		326,858		136,672
Others		762,627		486,958

	Ps.	2,932,951	Ps.	2,170,808

9. Equity Investments.

Equity investments in other companies consisted of the following as of the respective balance sheet dates:

	December 31,
	2012		2011
In Financial Institutions, complementary and authorized activities
Banelco S.A	Ps.	8,230	Ps.	8,097
Visa Argentina S.A		4,901		3,899
Mercado de Valores de Buenos Aires S.A.		8,139		8,139
Tarjeta Naranja Perú S.A		17,315		8,044
Banco Latinoamericano de Exportaciones S.A		2,438		2,133
Others		814		790

Total equity investments in Financial Institutions, complementary and authorized activities	Ps.	41,837	Ps.	31,102

In Non-financial Institutions
Electrigal S.A		5,455		5,455
A.E.C. S.A		26,703		26,703
Aguas Cordobesas S.A		8,911		8,911
Distrocuyo S.A.		3,955		3,955

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

	December 31,
	2012		2011
Nova Re Compañía Argentina de Reaseguros S.A.		11,515		—
Other		5,710		1,501

Total equity investments in non-financial institutions	Ps.	62,249	Ps.	46,525

Allowances	Ps.	(27,992)	Ps.	(21,462)

Total Equity investments	Ps.	76,094	Ps.	56,165

10. Miscellaneous receivables – Others.

As of December 31, 2012 and December 31, 2011, the breakdown of “Miscellaneous Receivables – Others” was as follows:

	December 31,
	2012		2011
Sundry Debtors	Ps.	291,192	Ps.	122,441
Deposits as Collateral		215,562		333,931
Tax Advances		424,563		238,179
Payments in Advance		79,412		70,101
Others		29,413		16,822

	Ps.	1,040,142	Ps.	781,474

11. Bank Premises and Equipment, Intangible Assets and Miscellaneous Assets.

The major categories of Grupo Financiero Galicia’s premises and equipment and accumulated depreciation, as of December 31, 2012 and 2011, were as follows:

	December 31,
	2012		2011
Land and buildings	Ps.	1,122,200	Ps.	1,032,702
Furniture and fittings		301,136		256,034
Machinery and equipment		629,737		499,415
Vehicles		12,932		11,015
Others		1,555		1,187
Accumulated depreciation		(876,051)		(765,661)

	Ps.	1,191,509	Ps.	1,034,692

Depreciation expense recorded for the fiscal years ended December 31, 2012, 2011 and 2010, was Ps.117,246, Ps. 92,942 and Ps. 76,899, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

The major categories of intangible assets as of December 31, 2012 and 2011 were as follows:

	December 31,
	2012		2011
Goodwill, net of accumulated amortization of Ps.14,715 and Ps. 12,776, respectively	Ps.	8,888	Ps.	10,827
Organization and development expenses, net of accumulated amortization of Ps.1,490,579 and Ps. 1,295,220, respectively and includes Ps. 883,022 and Ps. 866,570 of accumulated amortization corresponding to legal actions related to the payment of deposits		1,076,129		711,944

	Ps.	1,085,017	Ps.	722,771

Total amortization expenses for the fiscal years ended December 31, 2012, 2011 and 2010, was Ps. 217,139, Ps. 124,169 and Ps. 355,408, respectively.

Organization and development expenses included software and the related implementation services purchased from third parties, with a net book value of Ps.793,024 and Ps.583,970 at December 31, 2012 and 2011, respectively.

The table below shows the components of goodwill by type of activity for the periods presented:

	December 31,
	2012		2011
Banking		8,888		10,827

	Ps.	8,888	Ps.	10,827

Miscellaneous assets consisted of the following as of December 31, 2012 and 2011:

	December 31,
	2012		2011
Construction in progress	Ps.	64,705	Ps.	21,791
Deposits on fixed asset purchases		14,048		15,751
Stationery and supplies		17,544		16,305
Real estate held for sale		1,946		2,772
Assets under leasing agreements		18,563		18,885
Land and Building		52,837		72,454
Others		15,097		15,148

	Ps.	184,740	Ps.	163,106

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

12. Allowances and Provisions.

Allowances on assets excluding loans and reserves for contingencies were as follows:

	December 31,
	2012		2011
Allowances against asset accounts:
Government and corporate securities (a)		1,180		—
Other receivables resulting from financial brokerage, for collection risk (b)		68,858		55,375
Assets under financial leases (b)		12,385		6,509
Equity investments in other companies (c)		27,992		21,462
Miscellaneous receivables, for collection risk (b)		136,527		54,456
Reserves for contingencies:
For severance payments (d)		5,988		15,060
Litigations (e)		91,663		91,892
Other contingencies (f)		98,120		82,582
Sundry liabilities arising from credit card activities (g)		22,306		35,021
Other commitments (h)		—		2,162
Differences arising from court deposit´s dollarization (i)		2,338		1,996
Negative Goodwill (j)		247,808		346,931

Total reserves for contingencies	Ps.	468,223	Ps.	575,644

(a)	Includes the difference between the book value and settlement price of the government securities.
(b)	Based upon an assessment of debtors’ performance, the economic and financial situation and the guarantees collateralizing their respective transactions.
(c)	Includes the estimated losses due to the excess of the cost plus dividend method over the equity method in non-majority owned equity investments.
(d)	Estimated amounts payable under labor lawsuits filed against the Bank by former employees.
(e)	Litigation arising from different types of claims from customers (e.g., claims for thefts from safe deposit boxes, the cashing of checks that have been fraudulently altered, discrepancies in deposits and payments services that the Bank renders, etc).
(f)	As of December 31, 2012 there are several review and assessment processes ongoing, at different progress stages, initiated by the provincial and Autonomous City of Buenos Aires’ Tax Authorities related to the turnover tax, mainly corresponding to fiscal year 2002, and basically in connection with the Compensatory Bond set forth by the National Government in order to compensate financial institutions for the losses resulting from the asymmetric pesification of loans and deposits.

As regards the assessment of tax collection authorities from the Autonomous City of Buenos Aires, within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the assessment of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the Court ordered the A.G.I.P. to refrain from starting tax enforcement proceedings or else requesting precautionary measures for such purpose.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

With regard to the Autonomous City of Buenos Aires’ claims on account of other items, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Settlement of Tax Liabilities in Arrears (Law No. 3,461 and the related regulations), which envisaged the total relief of interest and fines. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities. Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings.

These proceedings and their possible effects are constantly being monitored by Management. Even though Banco de Galicia y Buenos Aires S.A. considers it has complied with its tax liabilities in full pursuant to current regulations, the provisions deemed adequate pursuant to the evolution of each proceeding have been set up.

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

(g) Reserves for a guarantee of credit-card receivables and for the estimated liability for the insurance of the payment of credit-card balances in the event of the death of the credit-card holders.

As of December 31, 2012, the Argentine Revenue Service (AFIP), the Revenue Board of the Province of Córdoba and the Municipalities are in the process of conducting audits and assessments, with respect to claims made by such agencies, regarding taxes applicable to Credit Card issuing companies. The original amount claimed for such reason, totals approximately Ps.9,881.

Based on the opinions of tax advisors, the companies believe that the above mentioned claims are both legally and technically groundless.

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

(i) Represents the difference between the amounts of deposits subject to pesification at Ps. 1.40 and such amounts at the exchange rate as of December 31, 2012.

(j) In accordance with Argentine Central Bank regulations, as a result of the difference between the cost of acquisition and the value of assets and liabilities acquired as of June 30, 2010, consistently valued with those of the Group, a negative goodwill of Ps.450,547 was recorded for Compañía Financiera Argentina S.A. and Ps.15,087 for Cobranzas y Servicios S.A., which were recorded under the caption “Liabilities – Provisions”.

The allocation to income of the negative goodwill is carried out on a straight-line basis over 60 months, taking into account Argentine Central Bank regulations on the subject. Therefore, the negative goodwill recorded for Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. were Ps. 239,840 and Ps. 7,968 respectively, as of December 31, 2012.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

13. Other Liabilities Resulting from Financial Brokerage- Banks and International Entities, and Loans from Domestic Financial Institutions

The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	December 31,
	2012		2011
Description
Banks and International Entities
Contractual long-term Liabilities
Floating Rate Bank Loans 2019		11,547		9,496
International Finance Corporation. (I.F.C.)		222,232		256,399
Other lines from foreign banks		108,181		17,669

Total long-term liabilities	Ps.	341,960	Ps.	283,564

Contractual short-term liabilities:
Other lines from foreign banks		198,327		1,142,258

Total short-term liabilities	Ps.	198,327	Ps.	1,142,258

Total Banks and International Entities	Ps.	540,287	Ps.	1,425,822

Loans from Domestic Financial Institutions
Contractual long-term liabilities:
BICE (Banco de Inversión y Comercio Exterior)		77,151		60,726
Other lines from domestic banks		609,288		538,479

Total long-term liabilities	Ps.	686,439	Ps.	599,205
Contractual short-term liabilities:
Other lines from credit from domestic banks		418,995		216,046

Total short-term liabilities	Ps.	418,995	Ps.	216,046

Total Domestic Financial Institutions	Ps.	1,105,434	Ps.	815,251

TOTAL	Ps.	1,645,721	Ps.	2,241,073

Accrued interest on the above liabilities in the amount of Ps.14,466 and Ps.10,620 as of December 31, 2012 and 2011, respectively, are included in “Others” under the caption “Other Liabilities Resulting from Financial Brokerage” in the accompanying balance sheet.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

As of December 31, 2012, maturities of the above long-term liabilities for each of the following five fiscal years and thereafter were as follows:

Contractual long-term Liabilities
2013		690,109
2014		185,630
2015		76,090
2016		28,945
2017		20,989
Thereafter		26,636

	Ps.	1,028,399

14. Other Liabilities Resulting from Financial Brokerage – Negotiable Obligations

The amounts outstanding and the terms corresponding to outstanding negotiable obligations at the dates indicated were as follows, considering their original contractual terms:

			Annual	December 31,
	Currency	Maturity	Interest Rate	2012	2011
Negotiable Obligations (1)
Long-term liabilities:
9 % Notes Due 2003	US$	2003	9.00%	6,589	7,057
(Semi-annual interest, principal payable at maturity)
Banco Galicia- Due 2018	US$	2018	8.75%	1,464,207	1,277,915
(Semi-annual interest, principal payable at maturity)
Banco Galicia- Subordinated Due 2019	US$	2019	11.00%	1,188,015	984,364
(Semi-annual interest, principal payable at maturity)
Tarjetas Cuyanas S.A. Class V serie II	Ps.	2013	Badlar + 400 b.p.	77,712	72,626
(Interest quarterly, principal payable at maturity)
Tarjetas Cuyanas S.A. Class VI serie I	US$	2012	7.50%	—	80,119
(Interest quarterly, principal payable at maturity)
Tarjetas Cuyanas S.A. Class VI serie II	US$	2013	8.50%	36,347	30,380
(Interest quarterly, principal payable at maturity)
Tarjetas Cuyanas S.A. S. XVIII	U$S	2012	12.00%	—	9,965
(Interest fixed semi-annual interest – principal payable every six months)
Tarjetas Cuyanas S.A. Clase VIII serie II	Ps.	2014	Badlar + 375 b.p.	98,638	—
(Quarterly interest, principal payable at maturity)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

			Annual	December 31,
	Currency	Maturity	Interest Rate	2012	2011
Tarjetas Cuyanas S.A. Clase IX serie II	Ps.	2014	Badlar + 450 b.p.	102,616	—
(Quarterly interest, principal payable at maturity)
Tarjetas Cuyanas S.A. Clase VII serie II (5)	Ps.	2013	Badlar + 280 b.p.	43,628	—
(Interest quarterly, principal payable at maturity)
Tarjetas Naranja S.A. Clase XVII serie I	Ps.	2013	16.25%	34,618	—
(Interest fixed,semi-annual interest – principal payable every six months)
Tarjetas Naranja S.A. Clase XVII Serie II	Ps.	2013	Badlar + 210 b.p.	164,247	—
(Interest fixed,semi-annual interest, principal payable at maturity)
Tarjetas Naranja S.A. Clase XVIII Serie II	Ps.	2014	Badlar + 400 b.p.	100,249	—
(Quarterly interest, principal payable at maturity)
CFA Clase VI serie II	Ps.	2014	Badlar + 230 b.p.	70,246	—
(Quarterly interest, principal payable at maturity)
CFA Clase VII serie II	Ps.	2014	Badlar + 375 b.p	111,104	—
(Quarterly interest, principal payable at maturity)
Grupo Financiero Galicia Class I Serie II	Ps.	2014	Badlar + 359 b.p.	76,075	—
Tarjetas Naranja S.A. Class XIII	US$	2017	9.00%	972,985	843,787
(Interest fixed semi-annual interest, principal payable in 3 annual quotas )
Tarjetas Naranja S.A. Class XIV Serie II	Ps.	2013	Badlar+340 b.p.	26,117	77,650
(Interest quarterly, principal payable at maturity)
Tarjetas Naranja S.A. Class XVI Serie I	US$	2012	7.5%	—	91,419
(Interest fixed, payable quarterly, principal payable at maturity)
Tarjetas Naranja S.A. Class XIX Serie II	US$	2014	Badlar+419 b.p.	111,299	—
(Interest quarterly, principal payable at maturity)
Tarjetas Naranja S.A. Class XVI Serie II	US$	2013	8.75%	68,658	59,655

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

			Annual	December 31,
	Currency	Maturity	Interest Rate	2012	2011
(Interest fixed, payable quarterly, principal payable at maturity)
CFA ON Clase III Serie II	Ps.	2012	Badlar+408 b.p	—	42,315
(Quarterly interest, principal payable every 3 months)
CFA ON Clase IV	Ps.	2013	Badlar+400 b.p.	100,640	100,569
(Quarterly interest, principal payable at maturity)
CFA ON Clase V serie II	Ps.	2013	Badlar+425 b.p.	61,707	62,555
(Quarterly interest, principal payable at maturity)
Grupo Financiero Galicia Class II Serie II	US$	2012	8.00%	—	78,089
(Interest fixed semi-annual interest, principal payable at maturity)
Grupo Financiero Galicia Class II Serie III	US$	2013	9.00%	132,062	109,633
(Interest fixed semi-annual interest, principal payable at maturity)

TOTAL		Ps.		5,047,759	3,927,196

			Annual	December 31,
	Currency	Maturity	Interest Rate	2012	2011
Short-term liabilities:
Tarjeta Naranja S.A. ON Clase XIV Serie I	Ps.	2012	13.50%	—	20,040
(Interest fixed, payable quarterly, principal payable at maturity)
Tarjetas Naranja S.A. Class XV	Ps.	2012	Badlar + 375 b.p.	—	61,651
(Interest quarterly, principal payable at maturity)
Tarjetas Cuyanas S.A. S. IV	Ps.	2012	Badlar + 285 b.p.	—	48,333
(Interest quarterly, principal payable at maturity)
Tarjetas Cuyanas S.A. Class V serie I	Ps.	2012	14.00%	—	12,776
(Interest quarterly, principal payable at maturity)
CFA Class V S I	Ps.	2012	Badlar + 325 b.p.	—	84,560
(Quarterly interest, principal payable at maturity)
Tarjeta Naranja Clase XVIII Serie I	Ps.	2013	17.70%	46,328	—
(Quarterly interest, principal payable at maturity)
Tarjeta Naranja Clase XIXSerie I	Ps.	2013	19.00%	52,633	—

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

			Annual	December 31,
	Currency	Maturity	Interest Rate	2012	2011
(Quarterly interest, principal payable at maturity)
Tarjetas Cuyanas S.A. Clase VIII serie I	Ps.	2013	17.75%	49,552	—
(Quarterly interest, principal payable at maturity)
Tarjetas Cuyanas S.A. Clase IX serie I	Ps.	2013	19.25%	33,404	—
(Quarterly interest, principal payable at maturity)
CFA Clase VI serie I	Ps.	2013	15.50%	81,157	—
(Quarterly interest, principal payable at maturity)
CFA Clase VII serie I	Ps.	2013	17.90%	48,770	—
(Quarterly interest, principal payable at maturity)

TOTAL		Ps.		311,844	227,360

Total Negotiable Obligations		Ps.		5,359,603	4,154,556

(1)	Only principal, except for Subordinated Obligations which include accrued interest for Ps. 62,003.

As of December 31, 2012 and 2011, interest and principal on all of the above debt securities denominated in U.S. dollars were payable in U.S. dollars except for Tarjeta Naranja’s Class IV, IX and XVI Notes and Tarjetas Cuyanas’ Class XVIII Notes, which were payable in Pesos.

Accrued interest on the above liabilities for Ps.107,584 and Ps.75,077 as of December 31, 2012 and 2011, respectively, was included in “Other” under the caption “Other Liabilities Resulting from Financial Brokerage “ in the accompanying balance sheet.

Long-term negotiable obligations as of December 31, 2012 mature as follows:

Maturity Long Term
Past Due (*)	6,589
2013	810,749
2014	594,199
2015	328,000
2016	328,000
2017	328,000
Thereafter	2,652,222

5,047,759

(*)	Corresponds to past due debt not yet restructured.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

15. Balances in Foreign Currency.

The balances of assets and liabilities denominated in foreign currencies (principally in U.S. dollars(*))were as follows:

	December 31,
	2012		2011
Assets:
Cash and due from banks	Ps.	3,589,051	Ps.	2,769,587
Government and private securities		247,158		57,335
Loans		2,690,252		4,290,584
Other receivables resulting from financial brokerage		640,479		553,188
Assets under financial leases		32,624		35,787
Equity investments in other companies		23,712		2,212
Miscellaneous receivables		23,472		44,648
Bank, premises and equipments		123		345
Miscellaneous assets		—		22
Unallocated items		—		43
Other assets		557		17

Total	Ps.	7,247,428	Ps.	7,753,768

Liabilities:
Deposits	Ps.	3,132,653	Ps.	4,535,817
Other liabilities resulting from financial brokerage		4,030,942		5,668,794
Miscellaneous liabilities		13,994		21,143
Subordinated Negotiable Obligations		1,188,015		984,364
Provisions		6,112		17,278
Unallocated items		161		286
Other Liabilities		2,763		115

Total	Ps.	8,374,640	Ps.	11,227,797

(*)	Exchange rate was 4.9173 as of December 31, 2012 and 4.3032 as of December 31, 2011

The Group covers its foreign currency mismatch through foreign currency futures transactions. These transactions are carried out through auto-regulated markets (MAE / ROFEX) and with customers.

16. Transactions with Related Parties

The Group has granted loans to certain related parties including related officers, equity-method investees and consolidated companies. Total loans outstanding as of December 31, 2012 and 2011, amounted to Ps.222,743 and Ps.139,402, respectively, and the change from December 31, 2011 to December 31, 2012, reflects payments amounting to Ps.14,478 and advances of Ps.96,162. Furthermore, there were foreign exchange differences of Ps.1,657 on the above-mentioned portfolio between those dates.

Such loans were made in the ordinary course of business at normal credit terms, including interest rates and collateral requirements, and, in management’s opinion, such loans represent normal credit risk.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

17. Breakdown of Captions Included in the Income Statement.

	December 31,
	2012		2011		2010
Financial Income
Interest on other receivables resulting from financial brokerage:
Interest on purchased certificates of deposits		31,537		25,383		11,684
Advance payment leasing		7,006		5,064		1,968
Other		6,874		4,139		1,786

	Ps.	45,417	Ps.	34,586	Ps.	15,438

Other
Premiums on forward purchases of Government securities under repos		74,965		49,465		29,584
Interest on pre-export and export financing		96,554		87,992		73,298
Result from other credits by financial brokerage		—		5,586		4,543
Net position of forward transactions in pesos		26,023		616		—
Other		—		606		223

	Ps.	197,542	Ps.	144,265	Ps.	107,648

Financial Expenses
Interest on other liabilities resulting from financial brokerage:
Interest on negotiable obligations		424,067		238,791		92,980
Interest on other liabilities resulting from financial brokerage from other banks and international entities		183,461		111,619		72,624

	Ps.	607,528	Ps.	350,410	Ps.	165,604

Other interest
Interest for other deposits		47,780		25,726		6,360
Other		6,806		173		7

	Ps.	54,586	Ps.	25,899	Ps.	6,367

Other
Premiums on repo transactions		34,592		28,595		13,169
Contributions and taxes on financial income		572,598		367,392		236,792
Net position of forward transactions in pesos		—		—		48,630
Other		48,195		11,437		627

	Ps.	655,385	Ps.	407,424	Ps.	299,218

Income from services
Other
Commissions on credit cards		1,892,698		1,479,306		1,127,881
Safety rental		98,720		72,283		51,248
Insurance premiums		163,702		11,614		337
Other		447,169		291,038		89,020

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

	December 31,
	2012		2011		2010
	Ps.	2,602,289	Ps.	1,854,241	Ps.	1,268,486

Expenses for services
Other
Gross revenue taxes		258,251		186,980		131,260
Linked with credit cards		393,236		329,175		295,150
Other		165,993		94,458		14,946

	Ps.	817,480	Ps.	610,613	Ps.	441,356

Administrative expenses
Other operating expenses
Rentals		163,587		125,805		85,551
Electricity and communications		191,664		135,573		106,439
Maintenance and repair expenses		127,795		96,394		67,274
Security Services		165,512		116,393		75,707
Other operating expenses		65,624		52,131		38,670

	Ps.	714,182	Ps.	526,296	Ps.	373,641

Miscellaneous income
Income from Sale of Bank Premises and Equipment		835		1,489		641
Income from Transactions with Miscellaneous Assets		4,447		1,910		4,583
Leases		1,977		1,330		2,376
Adjustments and Interest on miscellaneous receivables		54,129		67,488		25,375
Others		58,283		67,067		50,736

	Ps	119,671	Ps.	139,284	Ps.	83,711

Miscellaneous losses
Adjustment to Interest on Miscellaneous Liabilities		679		811		2,296
Donations		14,829		11,411		5,961
Turnover Tax		5,884		5,697		1,995
Claims		8,189		6,355		3,412
Others		30,154		21,754		17,991

	Ps	59,735	Ps.	46,028	Ps.	31,655

18. Income Taxes.

Income tax for the fiscal years ended December 31, 2012, 2011 and 2010, amounted to Ps.789,278, Ps. 753,863 and Ps. 258,191, respectively. The statutory income tax rate as of December 31, 2012, 2011 and 2010 was 35%.

As of December 31, 2012 and 2011, the consolidated Group’s MPIT available to credit against future income tax amounts to Ps.15,022 and Ps186,408, respectively. Such MPIT expire over the following ten years.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

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

The Argentine Central Bank set rules for the conditions under which financial institutions can make the distribution of profits. According to the new scheme, profits can be distributed as long as results of operations are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Unappropriated Retained Earnings: The difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

For these purposes, this shall be done by deducting from its assets and Unappropriated Retained Earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital (R.P.C., as per its initials in Spanish) pursuant to Communiqué “A” 4576.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

In addition to the above-mentioned, the Argentine Central Bank requires that computable capital be in excess over the minimum capital requirements, equal to 75%, the latter including the requirement with regard to operational risk determined as from February 2012, which is computed at 100%.

Regulations in force until January 27, 2012 set such percentage at 30% and did not consider the requirement with regard to operational risk. Such additional capital requirement shall be 15% of the average of financial income and net income from services corresponding to the last 36 months before the calculation date, excluding some items that are considered extraordinary or not closely related to operational capacity. The Argentine Central Bank has set forth compliance with such requirement gradually, reaching 100% in December 2012.

Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendence of Financial and Foreign Exchange Institutions, whose intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s shareholders’ equity is below Ps. 300,000.

Tarjeta Naranja S.A. has agreed, pursuant to the terms and conditions of the Class XIII Negotiable Obligations not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the case there is any excess on certain indebtedness ratios.

20. Minimum Capital.

Grupo Financiero Galicia is not subject to the minimum capital requirements established by the Argentine Central Bank.

In addition, Grupo Financiero Galicia meets the minimum capital requirements established by the Corporations Law, which amount to Ps.100.

Pursuant to Argentine Central Bank regulations, Banco Galicia is required to maintain a minimum capital, which is calculated by weighting the risks related to assets and to the balances of bank premises and equipment and miscellaneous and intangible assets.

As called for by Argentine Central Bank regulations, as of December 31, 2012 and 2011, the minimum capital requirements were as follows:

	Minimum Capital		Computable Capital		Computable Capital as a % of Minimum Capital
December 31, 2012	Ps.	4,265,382	Ps.	5,610,375	131.53
December 31, 2011	Ps.	2,860,486	Ps.	4,416,112	154.38

The Argentine Central Bank introduced some modifications to the determination of the regulation on “Minimum Capital Requirements for Financial Institutions”.

The modifications with regard to the minimum capital requirements associated to credit risk have been in force since January 1, 2013, while those associated to computable regulatory capital (R.P.C., as per its initials in Spanish) have been in force since February 1, 2013.

Banco Galicia´s analysis indicates that these changes will not have a significant impact.

21. Earnings per Share.

Earnings per share are based upon the weighted average of common shares outstanding of Grupo Galicia in the amount of 1,241,407 for the fiscal years ended December 31, 2012, 2011 and 2010.

Earnings per share for the fiscal years ended December 31, 2012, 2011 and 2010, were 1.076, 0.892 and 0.329, respectively.

As of December 31, 2012, 2011 and 2010, there were no outstanding dilutive instruments and therefore for the purposes of calculating earnings per share Grupo Galicia had a simple capital structure.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

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

As of January 1, 2005, the Argentine Central Bank set this contribution in 0.015%.

As of December 31, 2012, 2011 and 2010, the standard contribution to the Deposits Insurance System amounted to Ps. 57,316, 44,874 and Ps.31,839, respectively, recorded in the Consolidated Statements of Income in Financial Expenses under the caption “Contributions made to Deposit Insurance Fund”.

23. Statements of Income and Balance Sheets.

The presentation of financial statements according to the Argentine Central Bank rules differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The statement of income presented below discloses the categories required by Article 9 using Argentine Banking GAAP:

	December 31,
	2012		2011		2010
Interest income:
Interest and fees on loans	Ps.	8,189,439	Ps.	5,307,748	Ps.	3,174,796
Interest and dividends on investment securities: Non taxable interest income		264,436		235,187		21,263
Interest on interest bearing deposits with other banks		70		565		746
Interest on other receivables from financial brokerage		239,633		172,050		135,620
Trading account interest, net		579,764		457,737		318,121

Total interest income	Ps.	9,273,342	Ps.	6,173,287	Ps.	3,650,546

Interest expense
Interest on deposits		2,246,915		1,307,826		766,710
Interest on securities sold under agreements to repurchase		34,592		28,595		13,169
Interest on short-term liabilities from financial intermediation		55,427		28,254		77,350
Interest on long-term liabilities from financial intermediation (*)		733,126		483,382		235,985

Total interest expense		3,070,060		1,848,057		1,093,214

Net interest income		6,203,282		4,325,230		2,557,332

Provision for loan losses, net of reversals		1,115,940		639,045		445,833

Net interest income after provision for loan losses	Ps.	5,087,342	Ps.	3,686,185	Ps.	2,111,499

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

	December 31,
	2012		2011		2010
Non-interest income:
Service charges on deposit accounts	Ps.	646,962	Ps.	471,354	Ps.	323,328
Credit-card service charges and fees		1,793,157		1,350,887		981,215
Other commissions		2,083,574		1,692,671		1,188,063
Income from equity in other companies		117,420		132,696		62,054
Premiums and commissions on insurance business		651,871		457,447		255,608
Other		35,493		82,327		127,723

Total non-interest income	Ps.	5,328,477	Ps.	4,187,382	Ps.	2,937,991

Non-interest expense:
Commissions		1,195,647		881,586		601,797
Salaries and social security charges		2,784,715		2,008,234		1,382,145
Fees and external administrative services		678,425		503,108		294,051
Depreciation of bank premises and equipment		117,246		92,942		76,899
Personnel services		158,130		124,156		89,345
Rentals		163,587		125,805		85,551
Electricity and communications		191,664		135,573		106,439
Advertising and publicity		359,251		280,486		189,596
Taxes		1,329,765		935,030		608,485
Amortization of organization and development expenses		198,747		104,597		63,132
Maintenance and repair expenses		127,795		96,394		67,274
Amortization of “Amparo claims”		16,452		6,933		280,946
Other Provisions and reserves		166,991		87,622		102,387
Other		615,508		459,333		330,018

Total non-interest expense	Ps.	8,103,923	Ps.	5,841,799	Ps.	4,278,065

Income before tax expense		2,311,896		2,031,768		771,425
Income tax expense		789,278		753,863		258,191

Net Income	Ps.	1,522,618	Ps.	1,277,905	Ps.	513,234

Less: Net Loss attributable to non-controlling interest		186,403		170,962		104,333
Net Income attributable to Controlling interest	Ps.	1,336,215	Ps.	1,106,943	Ps.	408,901

Net income per Ordinary Share in Argentine Pesos		1.076		0.892		0.329

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Argentine Central Bank rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following balance sheet presents Grupo Galicia’s balance sheet as of December 31, 2012 and 2011, as if they had followed Article 9 balance sheet disclosure requirements using Argentine Banking GAAP.

	December 31,
	2012		2011
Assets:
Cash and due from banks	Ps.	8,357,331	Ps.	6,430,617
Interest-bearing deposits in other banks		277,528		65,981
Federal funds sold and securities purchased under resale agreements or similar agreements		122,544		1,631,035
Trading account assets		3,448,310		5,295,723
Investment securities		3,208,173		2,808,772
Loans		43,298,190		31,591,420
Allowances for loan losses		(1,731,954)		(1,283,953)
Miscellaneous receivables		822,593		762,489
Bank Premises and Equipment		1,191,509		1,034,692
Intangible Assets		1,085,017		722,771
Other assets		3,572,953		2,445,497

Total assets	Ps.	63,652,194	Ps.	51,505,044

Liabilities and Shareholders’ Equity:
Deposits	Ps.	39,668,393	Ps.	29,899,642
Short-term borrowing		929,166		1,585,664
Other liabilities		506,669		409,195
Amounts payable for spot and forward purchases to be settled		434,784		564,045
Other liabilities resulting from financial brokerage		8,223,250		8,263,663
Long-term debt		6,076,158		4,809,965
Miscellaneous Liabilities		1,773,553		1,316,297
Contingent liabilities		468,223		575,644

Total Liabilities		58,080,196		47,424,115

Common Stock		1,241,407		1,241,407
Other stockholders’ equity		3,628,671		2,310,208
Non-controlling Interest		701,920		529,314

Total Shareholders’ Equity		5,571,998		4,080,929

Total Liabilities and Equity	Ps.	63,652,194	Ps.	51,505,044

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

The carrying value and market value of each classification of Investment securities in the Article 9 balance sheet were as follows:

	December 31, 2012							December 31, 2011
	Carrying value		Unrealized			Market value		Carrying value		Unrealized			Market value
			Gains		Losses					Gains		Losses
Securities issued by the National Government
Bonar 2015 Bonds		558,045		191,135	—		601,045		779,731		294,145	—		849,254
GalTrust I		754,390		536,744	—		754,390		720,710		503,064	—		720,710
Other Debt Securities and Certificates of Participation
Almafuerte Special Fund		176,173		8,917	—		176,173		174,091		3,602	—		177,693
Other assets		1,719,565		—	—		1,719,565		1,134,240		—	—		1,134,240

TOTAL	Ps.	3,208,173	Ps.	736,796	—	Ps.	3,251,173	Ps.	2,808,772	Ps.	800,811	—	Ps.	2,881,897

The maturities as of December 31, 2012, of the Investment securities included in the Article 9 balance sheet were as follows:

	December 31, 2012
	Carrying Value		Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years but within 10 years	Maturing after 10 years
Bonar 2015 Bonds Investments		558,045	185,941	372,104	—	—
Galtrust I		754,390	39,317	686,937	28,136	—
Almafuerte Special Fund		176,173	10,039	166,134	—	—
Other assets		1,719,565	1,123,054	365,683	168,548	62,280

TOTAL	Ps.	3,208,173	1,358,351	1,590,858	196,684	62,280

The following table presents realized gains and losses from AFS securities:

Year ended December 31,	2012	2011	2010
Proceeds from sales	—	—	2,376,489
Gross realized gains	—	—	971,680
Net unrealized gains / (losses)	(64,015)	39,170	567,566

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

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

	December 31,
	2012		2011		2010
Total revenues:(*)
Republic of Argentina	Ps.	15,316,558	Ps.	10,846,006	Ps.	6,868,807
Republic of Uruguay		2,362		16,063		8,195
Grand Cayman Island		4,973		4,732		940
Net income (loss), net of monetary effects allocable to each country:
Republic of Argentina		1,339,953		1,107,687		418,066
Republic of Uruguay		(2,734)		(3,967)		(8,647)
Grand Cayman Island		(1,004)		3,223		(518)
Total assets:
Republic of Argentina		63,389,181		51,102,871		35,538,519
Republic of Uruguay		68,008		88,918		167,749
Grand Cayman Island		1,082		1,237		1,795
Bank Premises and Equipment
Republic of Argentina		1,191,509		1,034,670		947,648
Republic of Uruguay		—		22		419
Miscellaneous assets
Republic of Argentina		184,740		163,063		81,363
Republic of Uruguay		—		43		40
Goodwill
Republic of Argentina		8,888		10,827		23,467
Other intangible assets
Republic of Argentina		1,076,129		711,944		430,648
Republic of Uruguay		—		—		—
Geographical segment assets as a percentage of total assets
Republic of Argentina		99.89%		99.83%		99.53%
Republic of Uruguay		0.11%		0.17%		0.47%
Grand Cayman Island		—		—		—

(*)	The caption Revenues includes financial income, income from services, income from insurance activities and miscellaneous income.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

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

A summary of the credit exposure related to these items is shown below:

	December 31,
	2012		2011
Commitments to extend credit	Ps.	3,732,287	Ps.	2,552,994
Standby letters of credit		671,231		403,734
Guarantees granted		345,574		333,976
Acceptances		88,546		116,370

Commitments to extend credit are agreements to lend to a customer at a future date, subject to the meeting of the contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements of the Group. The Group evaluates each customer’s creditworthiness on a case-by-case basis. In addition to the above commitments, as of December 31, 2012 and 2011, the available purchase limits for credit card holders amounted to Ps.53,251,404 and Ps. 36,378,671, respectively.

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

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Group may require counter-guarantees. These financial customer guarantees are classified by type, as follows:

	December 31,
	2012		2011
Preferred counter-guarantees	Ps.	16,848	Ps.	12,688
Other counter-guarantees		76,940		99,698

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

The Group accounts for checks drawn on it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time when the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:

	December 31,
	2012		2011
Checks drawn on the Bank	Ps.	984,235	Ps.	421,273
Checks drawn on the other Bank		1,154,848		659,759
Bills and other items for collection		6,527,907		4,716,946

As of December 31, 2012 and 2011, the trusts’ funds amounted to Ps.5,192,257 and Ps. 3,265,680, respectively.

In addition, the Group had securities in custody, which as of December 31, 2012 and 2011, amounted to Ps. 16,640,504 and Ps. 11,825,332, respectively.

As of December 31, 2012, the Group also has off-balance sheet contractual obligations arising from the leasing of certain properties used as a part of our distribution network. The estimated future lease payments in connection with these properties are as follows:

2013	114,260
2014	137,113
2015	165,735
2016	196,945
2017	217,777
2018 and After	490,788

Total	1,322,618

26. Derivative Financial Instruments

The Group’s management of financial risks is carried out within the limits of the policies approved by the Board of Directors. Under those policies , derivatives are allowed, depending on market conditions, to adjust risk exposures to the established limits, thus contributing to keep such exposures within the parameters set forth by said policies. The Group plans to continue to use these instruments in the future, as long as their use is favorably assessed, in order to limit certain risk exposures.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

The derivative instruments held by the Group as of December 31, 2012 and 2011 were as follows:

Type of Contract	Underlying	Average Weighted Maturity Term	Notional Amount as of December 31, 2012	Net Book Value as of December 31, 2012 Asset / (Liability)	Net Book Value as of December 31, 2011 Asset / (Liability)	Fair Value as of December 31, 2012	Fair Value as of December 31, 2011
FORWARDS (a)
- Purchases	Foreign currency	2 months	3,586,121	(1,114)	(2,794)	(1,114)	(2,794)
- Sales	Foreign currency	2 months	1,546,126	1,484	3,035	1,484	3,035
FUTURES (b)
- Purchases	Interest Rate	1 months	20,000	—	—	—	—
- Sales	Interest Rate	2 months	102,000	—	—	—	—
FORWARDS - CLIENTS (c)
- Purchases	Foreign currency	2 months	247,349	(985)	(768)	(985)	(768)
- Sales	Foreign currency	2 months	272,839	852	8,372	852	8,372
FORWARD FOREIGN CURRENCY HEDGE CONTRACT (d)
- Purchases	Foreign currency	—	—	—	(860)	—	(860)
- Purchases	Foreign currency	—	—	—	(467)	—	(467)
- Purchases	Foreign currency	—	—	—	(1,024)	—	(1,024)
- Purchases	Foreign currency	—	—	—	(2,160)	—	(2,160)
OPTIONS (e)
- Put option written Boden 2013 coupon	National government securities	18 months	31,106	—	—	—	—
- Gold call options bought	National government securities	5 months	81,560	—	—	—	—
- Gold call options written	National government securities	5 months	89,768	—	—	—	—
INTEREST RATE SWAP (f)
-Fixed for variable interest rate	Other	3 months	125,000	—	—	—	—
-Variable for fixed interest rate	Other	4 months	146,000	—	—	—	—
INTEREST RATE SWAP (g) clients
-Fixed for variable interest rate	Other	14 months	22,955	(246)	—	(246)	—
-Variable for fixed interest rate	Other	15 months	110,000	204	—	204	—

(a)	These transactions are made through recognized exchange markets, such as Mercado Abierto Electrónico (MAE) and Mercado a Término de Rosario (ROFEX).

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

The general settlement method for these transactions does not require delivery of the traded underlying notional, rather, settlement is carried out on a daily basis for the difference, if any, between the closing price of the underlying and the closing price or value of the underlying corresponding to the previous day, the difference in price being charged to income.

As of December 31, 2012 there are pending purchases-sales forwards transactions amounting to Ps (1,114) and Ps. 1,484 , respectively.

As of December 31, 2011 there are pending purchases-sales forwards transactions amounting to Ps (2,794) and Ps. 3,035, respectively.

(b) These transactions are conducted within the trading environment created by the M,A,E. The underlying is the Badlar rate for time deposits of 30 to 35 days and of more than one million Pesos of private banks. Settlement is carried on a daily basis for the difference between the forward price or value of the traded underlying asset and the closing price or value, the difference in price being charged to income.

In case balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

As of December 31, 2012 and 2011, there are not pending amounts recorded for purchases-sales futures transactions.

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

The settlement of the outstanding transactions at the settlement date shall be carried out without the physical delivery of the currency. That is to say, it shall be by compensation or difference between the spot exchange rate for settlement and the forward exchange rate.

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

The exercise price will be equal to that resulting from converting to pesos the face value of each coupon in U.S. dollars at a rate of Ps. 1.40 per U.S. dollar adjusted by applying the CER, which arises from comparing the index at February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in pesos resulting from applying the face value of the coupon in U.S. dollars at the buying exchange rate quoted by Banco de la Nación Argentina (Banco Nación) on the payment date of that coupon.

As of December 31, 2012 and 2011, the options bought and sold were recorded at their exercise price in memorandum accounts. The premiums collected and/or paid have been accrued on a straight-line basis over the life of the contract.

Call options: These transactions have been conducted with the purpose of hedging the variable yield of the deposits received by the Bank and set forth by the Argentine Central Bank.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

The deposit date, the term to exercise the option and the underlying asset are the as than those for the related deposit. Notional amounts have been computed so that the offset value of derivative instruments is similar to the variable yield of the investment. Changes in the value of the underlying asset at the time of the arrangement and at fiscal year-end, equivalent to the variable yield, have been recognized in Income and are recorded under “Other Receivables Resulting from Financial Brokerage” and/or under “Other Liabilities Resulting from Financial Brokerage”, as appropriate. Premiums received and/or paid have accrued on a straight-line basis during the currency of the agreement.

As of December 31, 2012, call options bought and written totaled Ps.81,560 and Ps. 89,768, respectively. These options have been recorded under “Memorandum Accounts – Debit-Derivatives – Notional Value of Call Options Bought” and under “Memorandum Accounts – Credit-Derivatives – Notional Value of Call Options Written”.

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

(g) These transactions have been conducted directly with customers pursuant to the above mentioned conditions.

27. Disclosure about Fair Value of Financial Instruments.

ASC 825, “Disclosures about Fair Value of Financial Instruments” requires disclosures of estimates of fair value of financial instruments. These estimates were made at the end of December 2012 and 2011. Because many of the Bank’s financial instruments do not have a readily trading market from which to determine fair value, the disclosures are based upon estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.

The estimated fair values do not include the value of assets and liabilities not considered financial instruments.

In order to determine the fair value, cash flows were discounted for each category or group of loans having similar characteristics, based on credit risk, guarantees and/or maturities, using rates offered for similar loans by the Bank as of December 31, 2012 and 2011, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

	December 31, 2012
	Book Value		Fair Value		Level 1		Level 2		Level 3
Derivative activities: (see Note 26)
Assets	Ps.	2,540	Ps.	2,540	Ps.	1,688	Ps.	852	Ps.	—
Liabilities		2,345		2,345		1,360		985		—
Non derivative activities:
Assets:
Cash and due from banks (1)	Ps.	8,345,015	Ps.	8,345,015	Ps.	8,345,015		—	Ps.	—
Government securities (2)
At fair market value		118,655		118,655		118,655		—		—
At acquisition cost plus IRR		3,508,301		3,553,087		3,309,598		—		243,489
Private Securities		188		188		188		—		—
Loans (3)		42,592,979		43,481,056						43,481,056
Others (4)		4,539,610		4,430,428		727,433		—		3,702,995
Liabilities:
Deposits (5)	Ps.	39,945,180	Ps.	39,943,527	Ps.	—		—	Ps.	39,943,527
Other liabilities resulting from financial
Intermediation:
Banks and international entities and Loans from Domestic Financial Institutions (6) and
Negotiable obligations (7)		7,136,525		6,728,040		2,281,072		—		4,446,968
Others (8)	Ps.	7,142,787	Ps.	7,131,569	Ps.	161,220		—	Ps.	6,970,349

	December 31, 2011
	Book Value		Fair Value		Level 1		Level 2		Level 3
Derivative activities: (see Note 26)
Assets	Ps.	11,407	Ps.	11,407	Ps.	3,035	Ps.	8,372	Ps.	—
Liabilities		8,073		8,073		2,794		5,279		—
Non derivative activities:
Assets:
Cash and due from banks (1)	Ps.	6,418,891	Ps.	6,418,891	Ps.	6,418,891		—	Ps.	—
Government securities (2)
At fair market value		2,370,139		2,370,139		2,370,139		—		—
At acquisition cost plus IRR		2,857,596		2,886,192		2,886,192		—		—
Private Securities		3,128		3,128		3,128		—		—
Loans (3)		30,904,527		31,118,836		—		—		31,118,836
Others (4)		5,162,002		5,111,782		661,702		—		4,450,080
Liabilities:
Deposits (5)	Ps.	30,135,137	Ps.	30,122,198	Ps.	—		—	Ps.	30,122,198
Other liabilities resulting from financial
Intermediation:
Banks and international entities and Loans from Domestic Financial Institutions (6) and
Negotiable obligations (7)		6,487,448		6,269,460		—		—		6,269,460
Others (8)	Ps.	8,415,982	Ps.	7,905,956	Ps.	1,559,308		—	Ps.	6,346,648

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

The following is a description of the estimating techniques applied:

(1) Cash and due from banks: By definition, cash and due from banks are short-term and do not possess credit loss risk. The carrying values as of December 31, 2012 and 2011 are a reasonable estimate of fair value and are classified within level 1 of the valuation hierarchy.

(2) Government securities: As of December 31, 2012 and 2011 holdings recorded at fair market value correspond to government bonds and securities issued by Argentine Central Bank which are carried at fair value. As of December 31, 2012 and 2011 holdings recorded at their acquisition cost plus the IRR correspond mainly to Bonar 2015 bonds and securities issued by Argentine Central Bank which fair value corresponds to their quoted market value.

Holding recorded at fair value: Where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities includes national and government bonds, instruments issued by BCRA and corporate securities.

Other investments securities: as quoted market prices are not available, then fair values are estimated by using a discount cash flow model which includes assumptions based upon projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and contractual interest paid to third-party investors. These are classified within level 3 of the valuation hierarchy. See note 35.p.

(3) Loans: The fair values of loans are estimated for groups of similar characteristics, including type of loan, credit quality incorporating the credit risk factor. For floating- or adjustable-rate loans, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate loans, market prices are not generally available and the fair values are estimated discounting the estimated future cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. For nonperforming loans, the fair values are generally determined on an individual basis by discounting the estimated future cash flows and may be based on the appraisal value of underlying collateral as appropriate. The fair value of “loans” is classified as Level 3 of the valuation hierarchy where significant unobservable inputs were used to calculate the fair value. The valuation technique used to obtain the fair value was an income approach using discounted cash flows. No changes in the valuation technique took place during the year.

(4) Others: Includes other receivables from financial brokerage and equity investments in other companies. A majority of the items include purchases of government securities held for investment purposes for which fair value is determined by the quoted market value of the underlying government securities, mostly Bonar 2015 Bonds and Securities issued by the Argentine Central Bank. This caption also includes financial trusts certificates of participation for which their fair value is estimated using valuation techniques to convert the future amounts to a single discounted present amount. The measurement is based on the value indicated by current market expectation about those future amounts. The estimation of the cash flows is based on the future cash flows from the securitized assets, considering the prepayments, historical loan performance, etc, Equity investments in companies where significant influence is exercised are not within the scope of ASC 825, Financial Instruments, Equity investments in other companies are carried at market value less costs to sell.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Securitizations include the consolidated assets of Galtrust I. The fair value was estimated by using the discounted cash flows of the assets. Therefore, these are classified within level 3 of the valuation hierarchy. The valuation technique used to obtain the fair value was an income approach. The estimation of the cash flows is based on the future cash flows from the securitized assets, considering the prepayments, historical loan performance, discount rates are based on the current market rates for similar assets. No changes in the valuation technique took place during the year. See note 35.p.

Other assets were classified as Level 3 of the valuation hierarchy where significant unobservable inputs were used to calculate the fair value. The valuation technique used to obtain the fair value was an income approach using discounted cash flows based on contractual cash flows using current market rates for instruments with similar characteristics. No changes in the valuation technique took place during the year.

(5) Deposits: The fair value of deposit liabilities on demand and savings account deposits is similar to its book value. The fair value of time deposits was calculated by discounting contractual cash flows using current market rates for instruments with similar maturities.

The fair value of “deposits” is classified as Level 3 of the valuation hierarchy where significant unobservable inputs were used to calculate the fair value. The valuation technique used to obtain the fair value was an income approach using discounted cash flows. No changes in the valuation technique took place during the year. For floating- or adjustable-rate deposits, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate deposits, market prices are not generally available and the fair values are estimated discounting the estimated future cash flows based on the contracted maturity of the deposits. The discount rates are based on the current market rates corresponding to the applicable maturity

(6) Banks and international entities and loans from domestic financial institutions: Includes credit lines borrowed under different credit arrangements from local and foreign banks and entities. Most of them were restructured as of May 2004. As of December 2012 and 2011, when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

The fair value of “Banks and international entities and loans from domestic financial institutions” are classified as Level 3 of the valuation hierarchy where significant unobservable inputs were used to calculate the fair value. The valuation technique used to obtain the fair value was an income approach using discounted cash flows. No changes in the valuation technique took place during the year.

(7) Negotiable obligations: As of December 31, 2012 and 2011, the fair value of the negotiable obligations was determined based on quoted market prices and when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

Negotiable Obligations where quoted market are available are classified within level 1 of the valuation hierarchy.

The fair value of “Negotiable obligation” where no quoted market are available are classified as Level 3 of the valuation hierarchy where significant unobservable inputs were used to calculate the fair value. The valuation technique used to obtain the fair value was an income approach using discounted cash flows. No changes in the valuation technique took place during the year.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

(8) Others: Includes other liabilities resulting from financial brokerage. Their fair value was estimated at the expected future cash flows based on contractual maturity discounted at the estimated market rates of similar liabilities at year-end.

The fair value of negotiable “others” is classified as Level 3 of the valuation hierarchy where significant unobservable inputs were used to calculate the fair value. The valuation technique used to obtain the fair value was an income approach using discounted cash flows. No changes in the valuation technique took place during the year.

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

At fiscal year-end, Banco Galicia Uruguay S.A. (in liquidation)’s Shareholder’s Equity amounted to Ps.55,670.

29. Preferred Liabilities of the former Banco Almafuerte Coop. Ltdo.

As a consequence of the dissolution of former Banco Almafuerte Coop. Ltdo., the Bank assumed certain preferred liabilities corresponding to five branches of said financial institution. As a counterpart, the Bank received a Class “A” Participation Certificate of the Nues Trust Fund and has been involved in the creation of a Special Fund. Both transactions were implemented pursuant to Resolution No. 659. dated November 27, 1998, adopted by the Board of Directors of the Argentine Central Bank within the framework of Section 35 bis. section II, clauses a) and b) of the Financial Institutions Law.

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

As of December 31, 2012 and 2011 the Special Fund’s balances amount to Ps. 176,173 and Ps. 174,091, respectively.

As of December 31, 2012 and 2011 the underlying assets of the Special Fund were invested in Bonar 2014 Bonds amounting to Ps. 391,496 and to Ps. 394,875, respectively. As of December 31, 2012 and 2011 the Bank held 45% of the Special Fund.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

30. Financial Trusts.

a) Financial trusts with the Bank as trustee outstanding at fiscal year-end:

Name	Issuance Date	Estimated maturity date	Trustee	Trust assets	Portfolio transferred	Book value of securities held in own portfolio
						12.31.12	12.31.11
Galtrust I	10.13.00	10.10.15	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	U.S. 490,224 (*)	Ps. 673,981	Ps. 538,768
Galicia	04.16.02	05.06.32	Bapro Mandatos y Negocios S.A.	National Government Bonds in Pesos at 2% due 2014 (2)	Ps. 108,000	Ps. 136,692	Ps. 121,520

					Total	Ps. 810,673	Ps. 660,288

(*)	The remaining US$ 9,776 was transferred in cash.
(1)	In exchange for loans to the Provincial Governments.
(2)	In exchange for secured loans.

b) As of December 31, 2012 and December 31, 2011, the Bank records financial trusts in own portfolio:

•	Received as loans repayment for Ps.143,911 and Ps.112,924, respectively.

•	Acquired as investments for Ps.305,648 and Ps.315,641, respectively.

c) Trust Activities

•	Trust contracts for purposes of guaranteeing compliance with obligations:

Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to the Bank, amounts as fiduciary property, to be invested according to the following detail:

Date of Contract	Trustor	Balances of Trust Funds 12.31.12		Maturity Date (1)
04.10.07	Sullair		7	01.31.13
02.12.08	Sinteplast		8	01.28.13
12.21.09	Las Blondas		7	04.30.14
12.07.10	Aceitero Trust Fund		3,687	12.31.12
12.20.10	Tecsan II		5,812	12.28.13
07.26.11	Tecsan III		95,830	07.28.16
10.21.11	Coop. de Trab. Portuarios		1,000	10.21.13
03.21.12	Latinoamericana III		20,464	04.30.15
03.29.12	Benito Roggio II		100,000	03.30.15

	Total	Ps.	226,815

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

•	Financial trust contracts:

Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds 12.31.12		Maturity Date
		Ps.	US$
07.13.05	Rumbo Norte I	113	4	03.31.2013(3)
10.12.05	Hydro I	10,118	—	09.05.17(2)
12.05.06	Faid 2011	919	—	06.30.2013(3)
12.06.06	Gas I	19,432	—	12.31.13(3)
09.05.07	Saturno VII	109	—	03.31.2013(3)
05.06.08	Agro Nitralco II	1,191	—	06.30.2013(3)
05.14.09	Gas II	4,677,057	—	12.31.2022(3)
02.10.11	Cag S.A.	36,283	—	06.30.2013(3)
03.22.11	Atanor	67	—	03.31.2013(3)
04.25.11	Faid 2015	66,536	—	02.29.16(3)
06.08.11	Mila III	22,254	—	10.31.16(3)
09.01.11	Mila IV	28,739	—	06.30.17(3)
09.14.11	Cag S.A. II	41,779	—	12.31.2013(3)
10.07.11	Sursem III	10,871	—	09.30.2013(3)
11.02.11	Fideicred Agro I	50	—	03.31.2013(3)
05.31.12	Fideicomiso Agro Serie I	44,298	—	05.31.16(3)
12.27.12	Pla	5,602		05.31.16(3)

	Total	4,965,418	4

(2)	These amounts shall be released monthly until redemption of debt securities.
(3)	Estimated date, since maturity date shall occur at the time of the distribution of all of the trust assets.

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

The Bank, in its capacity as Security Agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of December 31, 2012 amount to US$ 26,311 and Ps. 75, while as of December 31, 2011 said balances amounted to US$ 38,063 and Ps. 57.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Said endorsement guarantees secure the payment of all obligations arising from the above-mentioned trusts.

The Bank, in its capacity as Security Agent, will custody the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of December 31, 2012 and 2011, the balances recorded from these transactions amount to US$ 1,364,097 and Ps. 408.

31. Segment Reporting.

The Group has disclosed its segment information in accordance with the “Disclosures about Segments of an Enterprise and Related Information” ASC 280-10, Operating segments are defined as components of an enterprise about which separate financial information is available and which is regularly reviewed by the Chief Operating Decision Maker in deciding how to allocate resources and in assessing performance. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environments. The information provided for Segment Reporting is based on internal reports used by the Chief Operating Decision Maker.

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

Regional Credit Cards: shows the results of our regional credit card and consumer finance business and represents the accounts of Tarjetas Regionales S.A. consolidated with its subsidiaries. As of December 31, 2012, Tarjetas Regionales S.A,’s main subsidiaries were Tarjeta Naranja S.A, and Tarjetas Cuyanas S.A.

CFA Personal Loans: shows the results of Compañía Financiera Argentina S.A. This Company was incorporated as of June 30, 2010 in the consolidated financial statements of the Bank.

Insurance: includes the results of our insurance business and represents the accounts of Sudamericana Holding S.A. and its subsidiaries, including the results of the 12.5% interest owned by the Bank. As of December 31, 2012, Grupo Financiero Galicia S.A. maintained, through Sudamericana Holding S.A., controlling interests in Galicia Vida Compañía de Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Sudamericana Asesores de Seguros S.A.

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

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

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

In Pesos Thousands	Banking	Regional Credit Cards	CFA Personal Loans	Insurance	Other Grupo’s Businesses	Adjustments	Consolidated Total
Year ended December 31, 2012
Net Financial Income	3,188,411	1,169,228	792,607	54,247	275	(16,390)	5,188,378
Net Income from Services	1,477,162	2,052,836	80,011	—	23,197	(433,196)	3,200,010
Net Operating Revenue	4,665,573	3,222,064	872,618	54,247	23,472	(449,586)	8,388,388
Provisions for Loan Losses	593,295	580,143	173,864	—	—	—	1,347,302
Administrative Expenses	3,094,587	2,014,055	524,948	131,821	12,856	(4,633)	5,773,634
Net Operating Income	977,691	627,866	173,806	(77,574)	10,616	(444,953)	1,267,452
Income from Equity Investment
Tarjetas Regionales SA	342,432	—	—	—	—	(342,432)	—
Compañía Financiera Argentina SA	304,155	—	—	—	—	(304,155)	—
Sudamericana	14,431	—	—	—	—	(14,431)	—
Others	35,839	—	—	—	—	81,581	117,420
Other Income (Loss)	(31,434)	167,728	136,221	257,108	1,623	395,778	927,024
Non-controlling interests	—	(9,779)	—	—	—	(176,624)	(186,403)
Pre-tax Income	1,643,114	785,815	310,027	179,534	12,239	(805,236)	2,125,493
Income tax provision	342,000	351,010	94,003	63,785	4,375	(65,895)	789,278
Net Income	1,301,114	434,805	216,024	115,749	7,864	(739,341)	1,336,215
Average:
Private Loans	25,871,770	7,300,469	2,040,344	—	—	(15,715)	35,196,868
Deposits	32,220,440	—	699,384	—	—	(1,296)	32,918,528
End of Period:
Assets	52,632,797	9,785,157	3,225,719	563,206	41,081	(2,789,689)	63,458,271
Equity	4,959,619	1,797,194	993,752	191,121	20,575	(3,092,183)	4,870,078

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

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

For the years ended December 31, 2012, 2011 and 2010

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

32. Agreement for the purchases of shares.

The Argentine Central Bank’s Board of Directors, through Resolution No, 124 dated June 7, 2010, authorized the Bank to purchase 95% of the shares belonging to the following companies: Compañía Financiera Argentina S.A., Cobranzas y Servicios S.A. and Procesadora Regional S.A. (former Universal Processing Center S.A.), Furthermore, through the above-mentioned resolution the Argentine Central Bank authorized the subsidiary Tarjetas Regionales S.A. to purchase the remaining 5% of the shares belonging to said companies.

The total purchase price paid amounted to Ps.328,279 for Compañía Financiera Argentina, Ps.835 for Cobranzas y Servicios S.A. and Ps.4,809 for Procesadora Regional S.A. (former Universal Processing Center S.A.).

Pursuant to the Argentine Central Bank regulations, and due to the difference between the acquisition cost and the value of assets and liabilities purchased as of June 30, 2010, valued in line with those that belong to the Group, a negative goodwill amounting to Ps.500,608 was recorded by Compañía Financiera Argentina S.A. and a negative goodwill of Ps.16,764 was recorded by Cobranzas y Servicios S.A., both of which were recorded in the caption Liabilities-Provisions.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

The negative goodwill is charged to Income on a straight-line basis during 60 months, pursuant to the Argentine Central Bank regulations in that regard.

Additional disclosures for business combinations as required by ASC 805-10-50-2 (h)

The table below presents unaudited condensed income statement data of CFA (Compañía Financiera Argentina S.A., Cobranzas y Servicios S.A. and Procesadora Regional S.A. are collectively refer to as “CFA”) for the six-month period ending December 31, 2010, which represents the results of CFA since the acquisition date included in Grupo Galicia’s consolidated income statement for the year ended December 31, 2010.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Unaudited pro-forma condensed income statement of Grupo Galicia for the twelve-month period ending December 31, 2010
Net financial income	2,453,977
Net Income from services	1,807,430
Net operating revenue	4,261,407
Provisions for loan losses	(681,602)
Administrative expenses	(2,999,289)
Net operating income	580,516
Other income	194,764
Non-controlling interest	(104,333)
Pre-tax income	670,947
Income tax provision	(283,428)
Net Income	387,519

33. Differences between the Argentine Central Bank’s regulations and Argentine GAAP in the Autonomous City of Buenos Aires.

The main differences between the Argentine Central Bank’s regulations and Argentine GAAP are detailed below:

Bonar 2015 Bonds in Holdings recorded at their acquisition cost plus IRR

In January 2010, Bonar 2015 with a face value of Ps.668,178 were recorded in this item, from which face value Ps.627,178 were valued at their acquisition cost increased according to the internal rate of return (IRR) and face value Ps.41,000 were valued at fair values as of the previous fiscal year-end, Holdings of these securities are valued at their acquisition cost at the closing of operations on the day before they were recognized. Consequently, the recognition of face value Ps.627,178 generated income for Ps.240,624.

As of December 31, 2012, these holdings have been valued at their acquisition cost increased on an exponential basis according to their IRR. Under Argentine GAAP these securities should be valued at market price, the Bank’s Shareholders’ Equity would have been increased by Ps.43,000 as of December 31, 2012.

Conversion of financial statements

The conversion into pesos of the financial statements of the foreign branches and subsidiaries for the purpose of their consolidation with Banco Galicia’s financial statements, made in accordance with Argentine Central Bank regulations differ from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP requires that:

a) The measurements in the financial statements that are stated in fiscal year-end foreign currency (current values, recoverable values) be converted into pesos at the balance sheet date exchange rate; and

b) The measurements that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) in the financial statements be converted into pesos at the pertinent historical exchange rates, restated at fiscal year-end currency due to the application of Technical Pronouncement No. 17, Quotation differences arising from conversion of the financial statements are treated as financial income or losses, as the case may be.

The application of this criterion instead of that mentioned in Note 2.2 does not have a significant impact on the Group’s financial statements.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Allowance for loan losses – Non-financial public sector

Current Argentine Central Bank regulations on the establishment of allowances provide that receivables from the public sector are not subject to allowances for uncollectibility risk. Under Argentine GAAP, those allowances must be estimated based on the recoverability risk of those assets.

Negative Goodwill

As of December 31, 2012 and 2011, the Bank have recorded a negative goodwill (net of the accumulated amortizations) for Ps.247,808 and Ps.346,931, respectively, thus regularizing the equity investments. This negative goodwill stems from the difference between the acquisition cost paid by the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and their equity method value estimated at the time of the purchase.

Pursuant to the Argentine Central Bank regulations, the negative goodwill is recorded regularizing the equity investment and subsequently charged to income on a straight-line basis during 60 months. Pursuant to Argentine GAAP, negative goodwill should be recognized as a gain at the time of the purchase.

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

Adoption of the International Financial Reporting Standards by the National Securities Commission

The international financial reporting standards adopted by the National Securities Commission (C.N.V.) are not applicable to Banco de Galicia y Buenos Aires S.A., Galicia Seguros S.A. and Galicia Retiro S.A., This is due to the fact that the C.N.V. holds the position to accept accounting criteria set forth by other regulatory or control bodies, such as those established by the Argentine Central Bank for the companies included in the Financial Institutions Law and those established by the Argentine Superintendency of Insurance for insurance companies.

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

Later, on November 24, 2011, the C.N.V. issued General Resolution No. 595 through which companies that invest in banks and insurance companies are exempted from the mandatory adoption of the I.F.R.S. Therefore, due to the fact that Banco de Galicia y Buenos Aires S.A. is the Company’s main equity investment, a financial institution subject to the Argentine Central Bank regulations, the Company will continue following the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A. for the presentation of the consolidated financial statements. Therefore, on January 24, 2012, the Company’s Board of Directors decided to suspend the application of the implementation plan.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A., institutions which are both included in the public offering system because of their Negotiable Obligations pursuant to Law No.17811 have applied the I.F.R.S as from January 1, 2012.

34. Subsequent events

On April 15, 2013, our shareholders held a shareholders’ meeting during which they approved the payment of dividends in cash in the amount of Ps. 24.3 million which represents 1.96% with regard to 1,241,407,017 class “A” and “B” ordinary shares with a face value of Ps.1 each.

35. Summary of Significant Differences between Argentine Central Bank Rules and United States Accounting Principles.

The following is a description of the significant differences between Argentine Banking GAAP and U.S. GAAP:

a. Income tax.

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and, therefore, income taxes for Banco Galicia and CFA are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-banking subsidiaries have recognized a deferred tax asset as of December 31, 2012 and 2011.

In addition, the Group records as an asset the credit related with Minimum Presumed Income Tax amounting to Ps. 15,022 and Ps. 186,408 as of December 31, 2012 and 2011 respectively. The MPIT credit will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

For the purposes of U.S. GAAP reporting, Grupo Galicia applies ASC 740-10 “Accounting for Income Taxes”. Under this guidance, income tax is recognized based on the assets and liabilities method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax basis of Grupo Galicia’s assets and liabilities. Deferred tax assets are recognized if it is more likely than not that such assets will be realized. As such, the US GAAP adjustment included: a) Deferred Income Taxes for banking companies not recorded for local purposes and; b) tax effects on the USGAAP adjustments including in the reconciliation.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Deferred tax assets (liabilities) are summarized as follows:

	December 31, 2012
	ASC 740-10 applied to Argentine GAAP balances		ASC 740-10 applied to U.S. GAAP adjustments		U.S. GAAP Deferred Tax total
Deferred tax assets
Allowance for loan losses – private sector		264,491		(10,621)		253,870
Intangible assets		997		91,182		92,179
Impairment of fixed assets and foreclosed assets		—		18,622		18,622
Debt restructuring		—		8,764		8,764
Liabilities		125,990		—		125,990
Others		(8,145)		34,895		26,750

Total gross deferred tax assets	Ps.	383,333	Ps.	142,842	Ps.	526,175
Deferred tax liabilities:
Investments		(1,012)		(15,674)		(16,686)
Others		(97,870)		—		(97,870)

Total gross deferred tax liabilities	Ps.	(98,882)	Ps.	(15,674)	Ps.	(114,556)

Net deferred income tax asset	Ps.	284,451	Ps.	127,168	Ps.	411,619

	December 31, 2011
	ASC 740-10 applied to Argentine GAAP balances		ASC 740-10 applied to U.S. GAAP adjustments		U.S. GAAP Deferred Tax total
Deferred tax assets
Allowance for loan losses – private sector		237,743		(7,379)		230,364
Intangible assets		1,326		73,851		75,177
Impairment of fixed assets and foreclosed assets		—		19,110		19,110
Debt restructuring		—		14,924		14,924
Investments		13,146		—		13,146
Liabilities		93,314		—		93,314
Others		46,441		41,178		87,619

Total gross deferred tax assets	Ps.	391,970	Ps.	141,684	Ps.	533,654
Deferred tax liabilities:
Investments		—		(29,272)		(29,272)
Others		(102,495)		—		(102,495)

Total gross deferred tax liabilities	Ps.	(102,495)	Ps.	(29,272)	Ps.	(131,767)

Net deferred income tax asset	Ps.	289,475	Ps.	112,412	Ps.	401,887

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax, calculated on the basis of U.S. GAAP for the fiscal years ended December 31, 2012, 2011 and 2010:

	December 31,
	2012		2011		2010
Income before taxes and non - controlling interest	Ps.	2,275,736	Ps.	1,737,935	Ps.	3,035,816
Tax rate in force		35%		35%		35%
Result for the year at the tax rate		796,508		608,277		1,062,536
Permanent tax differences		(16,962)		70,478		(554,414)

Income tax expense	Ps.	779,546	Ps.	678,755	Ps.	508,122

According to the taxable income projections, the Group estimates that it is more likely than not that it will recover the temporary differences and the credit recorded regarding Presumed Minimum Income Tax (See note 2.12) with future taxable income. Therefore, no valuation allowance was provided against the deferred tax assets and presumed minimum income tax.

Regarding the Presumed Minimum Income Tax as of December 21, 2009 based on the analysis performed, the Group believed that it was more likely that not it would recover only the net operating tax loss carryforward and the temporary differences, with future taxable income. Therefore, a valuation allowance was provided against it. As of December 31, 2010, the Group believed that it was more likely that not it would recover the net operating tax loss carryforward, the temporary differences and Presume Minimum Income Tax with future taxable income. Among other factors, the Group considered that the taxable income, mainly due to the sales of national government bonds has consumed the total tax loss carryforward. In addition, according to the taxable income projections, the Group estimated that the presumed minimum income tax would be utilized during 2011 and 2012. Therefore, no valuation allowance was provided against presumed minimum income tax. Therefore, the 2010 U.S. GAAP net income reconciliation includes the reversal of the 2009 shareholders’ equity adjustment for Ps. 328,619.

ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition for uncertain tax positions taken or expected to be taken in a tax return. As of December 31, 2012 and 2011, there were no uncertain tax positions.

The Group classifies income tax-related interest and penalties as income taxes in the financial statements.

The following table shows the tax years open for examination as of December 31, 2012, by major tax jurisdictions in which the Group operates:

Jurisdiction	Tax year
Argentina	2008 – 2012
Uruguay	2008 – 2012

The table below includes the amount of tax (expense)/benefit of each component of OCI for the year end December 31, 2012, 2011 and 2010:

	For the year end December 31,
	2012	2011	2010
Compensatory Bonds Received	—	—	(290,542)
Discount Bonds	—	—	(46,273)
Bonar 2015 - Bonds	(36,054)	33,408	39,781
Galtrust I	11,788	(22,068)	130,363
Others	3,246	1,662	(19,819)

Tax Effect (expense) /benefit	(21,020)	13,002	(186,490)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

b. Commissions on loans.

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs. In accordance with U.S. GAAP under ASC 310, loan origination fees net of certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2012 and 2011 amounted to Ps. (98,888) and Ps. (118,544) respectively.

c. Intangible assets.

Goodwill – Amortization and impairment

The following table summarizes the U.S. GAAP shareholders’ equity adjustments as of December 31, 2012 and 2011:

	December 31,
	2012		2011
Goodwill impairment (1)		(3,028)		(3,688)
Reversal of amortizations (2)		45,693		44,414

Total	Ps.	42,665	Ps.	40,726

(1)	The amount includes goodwill recognized under Argentine Banking GAAP, which should be reversed for U.S. GAAP purposes.
(2)	Goodwill is amortized for Argentine Banking GAAP purposes. Under U.S. GAAP, according to ASC 350-20, since June 30, 2001, goodwill is no longer amortized. ASC 350 requires that goodwill should be reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and adjusted in case that an impairment is detected. Goodwill amortization recorded under Argentine Banking GAAP has been reversed for U.S. GAAP purposes. During the year ended December 31, 2012 and 2011, no impairment was recorded.

Negative Goodwill – Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

As described in note 32, due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of June 30, 2010, for the purchase of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. the Group recorded negative goodwill amounting to Ps.500,608 by Compañía Financiera Argentina S.A. and Ps.16,764 by Cobranzas y Servicios S.A., respectively, under the caption Liabilities-Provisions. The negative goodwill is subsequently charged to Income on a straight-line basis over 60 months.

Under U.S. GAAP, ASC 805 requires the acquisition of the controlling interest of Compañía Financiera Argentina and Cobranzas y Servicios S.A. to be accounted for as a business combination applying the purchase method, recognizing all net assets acquired at their fair value.

Considering that the net assets acquired were originally recorded at their fair value under Argentine Banking GAAP, no adjustments for U.S. GAAP purposes were recorded in this regard. However, the negative goodwill recorded as a liability and being amortized over a 60 months period under Argentine Banking GAAP, has been fully recognized as a gain in the 2010 consolidated statement of income for U.S. GAAP purposes under the caption Miscellaneous Income.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

In addition, the amortization of negative goodwill recorded under Argentine Banking GAAP has been reversed for U.S. GAAP purposes.

As of December 31, 2012 and 2011, the Group has a balance of Ps. 247,808 and Ps. 346,931 respectively, related to the negative goodwill which has been reversed for U.S. GAAP purposes.

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

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2012 and 2011 is as follows:

	December 31,
	2012		2011
Capitalized cost expensed for U.S. GAAP purposes		(309,608)		(232,638)
Amortization adjustments		49,088		21,635

Total	Ps.	(260,520)	Ps.	(211,003)

d. Loan loss reserves.

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

Under Argentine Banking GAAP, the Secured Loans have been valued on the basis of the highest value that arises from the difference between the present value, informed by the Argentine Central Bank, and their net book value. The latter value is the book value recorded as of January 31, 2009, increased monthly by the IRR and adjusted by the CER, net of charged financial services received. In the case that these Secured Loans’ present value is lower than their book value, the monthly accrual is charged to an asset regularizing account. Such account shall be reversed by charging its balance to Income as long as such balance is higher than the positive difference existing between the present value and the net book value, as recorded in the previous fiscal year.

In accordance with U.S. GAAP, specifically ASC 310-20, satisfaction of one monetary asset (in this case a loan or debt security) by the receipt of another monetary asset (in this case a secured loan) for the creditor is generally based on the market value of the asset received in satisfaction of the debt (an extinguishment). In this particular case, the secured loan being received is substantially different in structure and in interest rates than the debt securities swapped. Therefore, the fair value of the loans was determined on the balance sheet date based on the contractual cash flows of the loan received discounted at an estimated market rate. The estimated fair value of the loan received constitutes the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and amounts expected to be collected is being amortized on an effective yield basis over the life on the loan.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

During the year ended December 31, 2010 the Bank sold its position in these loans. Therefore, as of December 31, 2012 and 2011, the shareholders’ equity does not include a reconciliation item related to the above mentioned adjustment.

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

The Bank applies ASC 310-10 to all commercial loans classified as “With problems”, “High Risk of Insolvency” and “Uncollectible”. Additionally it is also considered in the assessment, however is not a determining factor, if commercial loans are more than 90 days past due. All non-performing commercial loans are individually assessed for impairment. All other commercial and consumer loans are assessed on a collective basis.

The allowance for significant non-performing commercial loans is measured based on the present value of estimated future cash flows discounted at the original effective loan rate or on the fair value of the collateral net of estimated costs to sell in the case where the loan is considered collateral-dependent. An allowance for impaired loans is provided when estimated future cash flows discounted at their original effective rate or collateral fair value is lower than book value.

To calculate the allowance required for all other commercial and consumer impaired loans and unimpaired loans, the Bank performs an analysis of historical losses from consumer and performing commercial loan portfolios in order to estimate losses for U.S. GAAP purposes, resulting from loan losses that had been incurred in such loan portfolios at the balance sheet date but which had not been individually identified. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses. Many factors can affect the Bank’s estimates of allowance for loan losses, including volatility of default probability, migrations and estimated loss severity.

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

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

a. Allowance for Credit Losses and Recorded Investments in Financial Receivables

The following table presents the allowance for loan losses and the related carrying amount of Financial Receivables for the years ended December 31, 2012 and 2011 respectively:

	As of December 31, 2012
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowances for loan losses:	Ps.		Ps.		Ps.
Beginning balance		1,130,909		148,568		1,279,477
Charge-offs		(761,795)		(73,363)		(835,158)
Recoveries		(60,375)				(60,375)
Foreign Exchange effect and other adjustments		48,848		—		48,848
Provision		1,276,262		22,020		1,298,282

Ending balance	Ps.	1,633,849	Ps.	97,225	Ps.	1,731,074

Ending balance- individually evaluated for impairment		—		70,558		70,558
Ending balance- collectively evaluated for impairment		1,633,849		26,667		1,660,516

Financing receivables:
Ending balance		28,806,645		17,559,914		46,366,559

Ending balance: individually evaluated for impairment		—		115,551		115,551
Ending balance: collectively evaluated for impairment	Ps.	28,806,645	Ps.	17,444,363	Ps.	46,251,008

	As of December 31, 2011
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowances for loan losses:
Beginning balance	Ps.	729,212	Ps.	75,474	Ps.	804,686
Charge-offs		(457,741)		(94,746)		(552,487)
Recoveries		(22,146)		—		(22,146)
Foreign Exchange effect and other adjustments		30		—		30
Provision		881,554		167,840		1,049,394

Ending balance	Ps.	1,130,909	Ps.	148,568	Ps.	1,279,477

Ending balance- individually evaluated for impairment		—		40,475		40,475
Ending balance- collectively evaluated for impairment		1,130,909		108,093		1,239,002

Financing receivables:
Ending balance	Ps.	20,204,801		Ps 13,352,209		Ps 33,557,010

Ending balance: individually evaluated for impairment		—		81,054		81,054
Ending balance: collectively evaluated for impairment		20,204,801		13,271,155		33,475,956

b. Loan Charge-off s and recoveries

Under Argentine Banking GAAP, recoveries on previously charged-off loans are recorded directly to income and the amount of charged-off loans in excess of amounts specifically allocated is recorded as a direct charge to the income statement. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value. Under U.S. GAAP, all charge off and recovery activity is recorded through the allowance for loan loss account. Further, loans are

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

generally charged to the allowance account when all or part of the loan is considered uncollectible. In connection with loans in judicial proceedings, resolution through the judicial system may span several years. Loans in judicial proceedings, greater than three years as of December 31, 2012, 2011 and 2010, amounted to Ps. 11,284, Ps.5,966 and Ps. 5,061, respectively. Under U.S. GAAP these loans were completely provisioned. The Bank also classified loans, many of which are in judicial proceedings, which amounted to approximately Ps. 233,261, Ps. 144,103 and Ps.178,400 as of December 31, 2012, 2011 and 2010, respectively, as uncollectible, although the Bank may hold preferred guarantees. Therefore, the balance of loans and allowance for loan losses would be decreased by these amounts. There is no impact on the Statements of Income or Shareholders’ equity considering that the Bank´s practice involves a reclassification with no income impact.

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

The following table discloses the amounts of loans considered impaired in accordance with ASC 310, as of December 31, 2012 and 2011:

	As of December 31, 2012
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps	6,180	Ps	6,007	Ps	—
With an allowance recorded:
Commercial
Impaired Loans	Ps	109,371	Ps	104,025	Ps	70,558

Total	Ps	115,551	Ps	110,032	Ps	70,558

	As of December 31, 2011
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps	7,334	Ps	5,460		—
With an allowance recorded:
Commercial
Impaired Loans	Ps	73,720	Ps	68,957	Ps	40,475

Total	Ps	81,054	Ps	74,417	Ps	40,475

The average recorded investments for impaired loans were Ps. 105,986 and Ps. 127,186 for the years ended December 31, 2012 and 2011, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

The interest income recognized on impaired loans amounted to Ps. 7,738, Ps. 6,495 and Ps. 3,451 for the years ended December 31, 2012, 2011 and 2010, respectively.

d. Non-accrual Loans

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk” and “Uncollectible” and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency“and “Uncollectible”.

The following table represents the amounts of nonaccruals, segregated by class of loans, as of December 31, 2012 and 2011, respectively:

	As of December 31,
	2012		2011
Consumer
Advances	Ps	43,648	Ps	32,052
Promissory Notes		41,998		21,929
Mortgage Loans		7,974		5,835
Personal Loans		314,461		184,800
Credit Card Loans		713,462		328,589
Other Loans		10,309		7,176

Total Consumer	Ps	1,131,852	Ps	580,381

Commercial
Impaired Loans		71,132		52,295

Total Commercial	Ps	71,132	Ps	52,295

Total Non-accrual loans	Ps	1,247,403	Ps	632,676

An aging analysis of past due loans, segregated by class of loans, as of December 31, 2012 and 2011 were as follows:

	As of December 31, 2012
	30-90	91-180	181-360
	Days Past Due	Days Past Due	Days Past Due	Greater than 360	Total Past Due		Current	Total Financing
Consumer
Advances	14,946	15,499	22,105	6,044	58,594		472,242	530,836
Promissory Notes	15,267	15,256	19,201	7,541	57,265		1,785,904	1,843,169
Mortgage Loans	6,214	2,808	1,159	4,007	14,188		456,840	471,028
Personal Loans	233,802	142,136	162,420	9,905	548,263		7,377,987	7,926,250
Credit Card Loans	448,922	283,494	394,052	35,916	1,162,384		16,528,710	17,691,094
Other Loans	4,966	5,701	3,441	1,167	15,275		328,993	344,268

Total Consumer Loans	724,117	464,894	602,378	64,580	1,855,969		26,950,676	28,806,645
Commercial:
Performing Loans	—	—	—	—	—		17,444,363	17,444,363
Impaired loans	—	3,145	55,999	56,407	115,551	(1)	—	115,551

Total Commercial Loans	—	3,145	55,999	56,407	115,551		17,444,363	17,559,914

Total	724,117	468,039	658,377	120,987	1,971,520		44,395,039	46,366,559

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

	As of December 31, 2011
	30-90	91-180	181-360
	Days Past Due	Days Past Due	Days Past Due	Greater than 360	Total Past Due		Current	Total Financing
Consumer
Advances	8,568	8,600	15,796	7,656	40,620		292,518	333,138
Promissory Notes	4,613	5,975	8,722	7,232	26,542		974,345	1,000,887
Mortgage Loans	4,784	1,343	517	3,975	10,619		450,328	460,947
Personal Loans	135,295	85,069	90,324	9,407	320,095		5,343,315	5,663,410
Credit Card Loans	240,774	143,001	175,776	9,812	569,363		11,894,259	12,463,622
Other Loans	1,972	2,297	1,209	3,670	9,148		273,649	282,797

Total Consumer Loans	396,006	246,285	292,344	41,752	976,387		19,228,414	20,204,801

Commercial:
Performing Loans	—	—	—	—	—		13,271,155	13,271,155
Impaired loans	—	4,815	37,370	38,869	81,054	(1)	—	81,054

Total Commercial Loans	—	4,815	37,370	38,869	81,054		13,271,155	13,352,209

Total	396,006	251,100	329,714	80,621	1,057,441		32,499,569	33,557,010

(1)	Includes Ps. 71,132 and Ps. 52,292 of non-accruing impaired loans as of December 31, 2012 and 2011.

e. Credit Quality Indicators

The following tables contain the loan portfolio classification by credit quality indicator set forth by the Argentine Central Bank,

Commercial Portfolio:

Loan Classification	Description
1, Normal Situation	The debtor is widely able to meet its financial obligations, demonstrating significant cash flows, a liquid financial situation, an adequate financial structure, a timely payment record, competent management, available information in a timely, accurate manner and satisfactory internal controls, The debtor is in the upper 50% of a sector of activity that is operating properly and has good prospects.

2, With Special Follow-up	Cash flow analysis reflects that the debt may be repaid even though it is possible that the customer’s future payment ability may deteriorate without a proper follow-up.
This category is divided into two subcategories:
(2,a), Under Observation.
(2,b), Under Negotiation or Refinancing Agreements.

3, With Problems	Cash flow analysis evidences problems to repay the debt, and therefore, if these problems are not solved, there may be some losses.

4, High Risk of Insolvency	Cash flow analysis evidences that repayment of the full debt is highly unlikely.

5, Uncollectible	The amounts in this category are deemed total losses, Even

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

though these assets may be recovered under certain future circumstances, inability to make payments is evident at the date of the analysis, It includes loans to insolvent or bankrupt borrowers.

Credit quality indicators for the commercial portfolio are reviewed, at a minimum, on an annual basis,

Consumer Portfolio:

Loan Classification	Description
1. Normal Situation	Loans with timely repayment or arrears not exceeding 31 days, both of principal and interest,

2. Low Risk	Occasional late payments, with a payment in arrears of more than 32 days and up to 90 days, A customer classified as “Normal” having been refinanced may be recategorized within this category, as long as he amortizes one principal installment (whether monthly or bimonthly) or repays 5% of principal,

3. Medium Risk	Some inability to make payments, with arrears of more than 91 days and up to 180 days, A customer classified as “Low Risk” having been refinanced may be recategorized within this category, as long as he amortizes two principal installments (whether monthly or bimonthly) or repays 5% of principal.

4. High Risk	Judicial proceedings demanding payment have been initiated or arrears of more than 180 days and up to one year. A customer classified as “Medium Risk” having been refinanced may be recategorized within this category, as long as he amortizes three principal installments (whether monthly or bimonthly) or repays 10% of principal.

5,. Uncollectible	Loans to insolvent or bankrupt borrowers, or subject to judicial proceedings, with little or no possibility of collection, or with arrears in excess of one year.

Credit quality indicators for the consumer portfolio are reviewed on a monthly basis.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

The following table shows the loan balances categorized by credit quality indicators for the years ended December 31, 2012 and 2011:

	As of December 31, 2012
	“1”	“2”	“3”	“4”	“5”
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	472,242	14,946	15,499	22,105	6,045	530,836
Promissory Notes	1,785,904	15,267	15,256	19,201	7,541	1,843,169
Mortgage Loans	456,840	6,214	2,808	1,159	4,007	471,028
Personal Loans	7,377,987	233,802	142,136	162,420	9,905	7,926,250
Credit Card Loans	16,528,710	448,922	283,494	394,052	35,916	17,691,094
Other Loans	328,993	4,966	5,701	3,441	1,167	344,268

Total Consumer Loans	26,950,676	724,117	464,894	602,378	64,580	28,806,645
Commercial:
Performing loans	17,394,248	50,115	—	—	—	17,444,363
Impaired loans	—	44,419	45,806	23,532	1,794	115,551

Total Commercial Loans	17,394,248	94,534	45,806	23,532	1,794	17,559,914

Total Financing Receivables	44,344,924	818,651	510,700	625,910	66,374	46,366,559

	As of December 31, 2011
	“1”	“2”	“3”	“4”	“5”
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	292,518	8,568	8,600	15,796	7,656	333,138
Promissory Notes	974,345	4,613	5,975	8,722	7,232	1,000,887
Mortgage Loans	450,328	4,784	1,343	517	3,975	460,947
Personal Loans	5,343,315	135,295	85,069	90,324	9,407	5,663,410
Credit Card Loans	11,894,259	240,774	143,001	175,776	9,812	12,463,622
Other Loans	273,649	1,972	2,297	1,209	3,670	282,797

Total Consumer Loans	19,228,414	396,006	246,285	292,344	41,752	20,204,801
Commercial:
Performing loans	13,228,490	42,665	—	—	—	13,271,155
Impaired loans	—	28,759	11,547	37,880	2,868	81,054

Total Commercial Loans	13,228,490	71,424	11,547	37,880	2,868	13,352,209

Total Financing Receivables	32,456,904	467,430	257,832	330,224	44,620	33,557,010

Loans are considered non-accrual when they are categorized by credit quality as “with problems” or “medium risk” or worst.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

As of December 31, 2012 and 2011, the total shareholders’ equity adjustment for loan impairment-private sector was as follows:

	Argentine Banking GAAP		U.S. GAAP		Adjustment
December 31, 2011	Ps.	1,300,565	Ps.	1,279,477	Ps.	21,088
Variances		460,855		451,597		9,258

December 31, 2012	Ps.	1,761,420	Ps.	1,731,074	Ps.	30,346

f. Trouble Debt Restructuring disclosures

In 2012 there were seven restructuring transactions affecting commercial debtors whose financial situation had deteriorated. As of the date of issuance of these Consolidated Financial Statements, four of these debtors are in default of their payment obligations.

As for the consumer segment, all the restructuring transactions effected during 2012 had the following characteristics: (i) the debtor had paid, at a minimum, one installment in advance in order to qualify to the restructuring of its debt; (ii) the Bank, CFA and the Regional Cards made sure before the restructuring that the debtor’s monthly payment capacity would be able to absorb the new monthly paying obligation resulting from the restructuring; (iii) the guarantees in force were in all cases maintained or, in the case of loans without guarantees, the execution capacity for the loan was improved; and (iv) all the restructurings currently in force are arranged in consecutive monthly payments, with a minimum of six months and a maximum of 60 months.

The following table presents for the period ended as of December 31, 2012, the financing receivables modified as troubled debt restructurings within during this period:

	2012
	Number of Loans	Investment recorded	Allowances
Commercial
Performing loans	1	61	—
Impaired loans	3	9,620	2,241

Total Commercial	4	9,681	2,241
Consumer
Advances	387	7,950	630
Promissory Notes	1,545	29,029	9,756
Mortgage Loans	4	595	40
Personal Loans	5,498	90,712	16,655
Credit Cards Loans	38,809	174,608	71,006
Other Loans	3	1,229	1,077

Total Consumer	46,246	304,123	99,164

TOTAL	46,250	313,804	101,405

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

The following table presents for the period ended as of December 31, 2012, the financing receivables modified as troubled debt restructurings within the previous 12 months and for which there was a payment default during that period:

	2012
	Number of Loans	Investment recorded	Allowances
Commercial
Performing loans	1	61	—
Impaired loans	3	9,620	2,241

Total Commercial	4	9,681	2,241

Consumer
Advances	387	7,950	630
Promissory Notes	1,530	28,563	9,521
Mortgage Loans	—	—	—
Personal Loans	1,503	55,004	14,379
Credit Cards Loans	33,092	115,020	60,676
Other Loans	3	1,229	1,077

Total Consumer	36,515	207,766	86,283

TOTAL	36,519	217,447	88,524

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

As of December 31, 2012 and 2011 the Shareholders’ Equity and Net Income, do not include any reconciliation item related to Compensatory and Hedge Bond.

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

As of December 31, 2012 and 2011 the Shareholders’ Equity and Net Income, do not include any reconciliation item related to Discount Bonds and GDP – Linked Negotiable Securities.

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

As of December 31, 2012 and 2011, the bonds have been recorded at their acquisition cost increased according to the accrual of their internal rate of return (IRR) under Argentine Banking GAAP.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Under U.S. GAAP, the BONAR 2015 bonds were considered as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

	2012					2011
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP (*)	Fair Value – Book value under U.S. GAAP	Unrealized Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP (*)	Fair Value – Book value under U.S. GAAP	Unrealized Gain	Shareholders’ equity Adjustment
	(In thousands of Ps.)
Bonar 2015 Bonds	409,910	558,045	601,045	191,135	43,000	555,109	779,731	849,254	294,145	69,523

(*)	Under Argentine banking GAAP, Bonar 2015 is recorded in the captions “Holdings recorded at their acquisition cost plus IRR”, “other receivable from financial brokerage” and “miscellaneous assets”.

(iv) Other investments

The following table summarizes the U.S. GAAP adjustment related to other investments, as of December 31, 2012 and 2011:

	2012			2011
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Shareholders’s Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Shareholders’s Equity Adjustment
	(in thousands of Ps,)
Almafuerte Special Fund	176,173	176,173	—	174,091	177,693	3,602
Securities issued by BCRA and provinces governments	3,492,253	3,494,139	1,786	3,551,937	3,566,052	14,115
Others	23,691	18,754	(4,937)	23,691	20,744	(2,947)

Total	3,692,217	3,689,066	(3,151)	3,749,719	3,764,489	14,770

Almafuerte Special Fund

Under Argentine Banking GAAP, Almafuerte Special Fund was accounted for at their acquisition cost increased on an exponential basis according to their I.R.R In the case the market value of each instrument is lower than its book value, 50% of the monthly accrual of the I.R.R. must be charged against an asset offset account. Said offset account shall be reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value.

Under U.S. GAAP, the Special Fund was classified as available-for-sale securities, and therefore, recognized at fair value with changes in other comprehensive income.

	2012					2011
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP (*)	Fair Value – Book value under U.S. GAAP	Unrealized Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP (*)	Fair Value – Book value under U.S. GAAP	Unrealized Gain	Shareholders’ equity Adjustment
	(In thousands of Ps.)
Almafuerte	167,256	176,173	176,173	8,917	—	174,091	174,091	177,693	3,602	3,602

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

As of December 31, 2012 and 2011 there are not unrealized losses on this investment.

Securities issued by BCRA

As of December 31, 2012 and 2011 under Argentine Banking GAAP the Group holds securities issued by the Argentine Central Bank, which were classified under the caption “Securities issued by the Argentine Central Bank”, and recorded at its fair value or their cost plus accrued interest determined on an exponentially basis according to their internal rate of return (IRR) according to the volatility published by the Argentine Central Bank. For U.S. GAAP purposes, all these securities were classified as trading and accounted for at its fair value with changes recorded in the income statement.

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

Grupo Galicia’s assets and liabilities would be increased by approximately Ps. 8,666,990, Ps. 5,797,978 and Ps. 4,524,520 applying U.S. GAAP at December 31, 2012, 2011 and 2010, respectively.

g. Compensation related to the payment of deposits

Financial institutions have requested the Government for compensation for the losses generated from the payment of deposits pursuant to judicial orders at the free market exchange rate, which was higher than that established by the government for conversion into pesos of the financial institutions’ assets and liabilities.

Through Communiqué “A” 3916, the Argentine Central Bank allowed the recording of an intangible asset for the difference between the amount paid by financial institutions pursuant to judicial orders and the amount resulting from the conversion into pesos of the dollar balance of the deposits reimbursed at the Ps.1.40 per U.S. dollar exchange rate (adjusted by CER and interest accrued until the date of the reimbursement). The corresponding amount must be amortized over 60 months beginning April 2003. As of December 31, 2009, the amount recorded under “Intangible Assets”, net of accumulated amortization, was Ps. 259,053. During the fiscal year ended December 31, 2010, these amounts were totally amortized.

As of the date of preparation of these financial statements, neither the Supreme Court nor the National Government has taken any measures to compensate for these issues.

Under U.S. GAAP, the right to obtain this compensation is not considered an asset. As of December 31, 2012 and 2011, the shareholders’ equity does not include any reconciliation item considering the total amortization of the assets, under Argentine Central Bank rules.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

h. Securitizations.

The following table summarizes the adjustment for U.S. GAAP purposes related to securitization transactions as of December 31, 2012 and 2011:

	2012			2011
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’s Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’s Equity Adjustment
	(in thousands of Ps,)
Galtrust I (1)	673,981	673,981	—	538,768	538,768	—
Financial Trust Galicia (2)	136,692	75,682	(61,010)	121,520	22,000	(99,520)

Total	810,673	749,663	(61,010)	660,288	560,768	(99,520)

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

The retained interest in the trust was recorded under Argentine Central Bank rules in the “Other Receivables from Financial Brokerage”, and its balance as of December 31, 2012 and 2011, was Ps. 673,981 and Ps. 538,768, respectively.

As of December 31, 2012 and 2011, under Argentine Banking GAAP, the Group recorded certain reserves to adjust the equity method used to account for the residual interest in the trust, to its fair value.

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

For the years ended December 31, 2012, 2011 and 2010

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

This transfer was not considered a true sale for U.S. GAAP purposes, and therefore, it was recorded as a secured borrowing in accordance with ASC 860. Therefore, the Bank recognized in its consolidated balance sheet, the Promissory Notes transferred to the financial trust.

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

Additional information required by U.S. GAAP

The table below presents the aggregated assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

	December 31,
	2012		2011
Cash and due from banks	Ps.	11,783	Ps.	11,193
Government securities and Promissory Notes		987,970		961,038
Other assets		4,843		75

Total Assets	Ps.	1,004,596	Ps.	972,306

Debt Securities	Ps.	204,365	Ps.	324,332
Certificates of Participation		799,994		647,790
Other liabilities		237		184

Total Liabilities	Ps.	1,004,596	Ps.	972,306

The Group’s maximum loss exposure, which amounted to Ps. 1,004,596 and Ps. 972,306 as of December 31, 2012 and 2011, respectively is based on the unlikely events that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Group’s balance sheet.

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

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

As of December 31, 2010 these financial trusts had been liquidated. Therefore, the 2010 U.S. GAAP net income reconciliation includes the reversal of the previous year´s adjustments.

As of December 31, 2012 and 2011 the Group has not issued new financial trusts accounted for as sales under U.S. GAAP.

i. Acceptances.

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

The Group’s assets and liabilities would be increased by approximately Ps. 88,546, Ps.116,370 and Ps.111,744, had U.S. GAAP been applied as of December 31, 2012, 2011 and 2010, respectively.

j. Impairment of real estate properties and foreclosed assets.

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

In 2012 and 2011, no additional impairment was recorded in real estate properties and foreclosed assets.

The Argentine Banking GAAP depreciation for 2012 and 2011 of the assets impaired in 2002 have been reversed for U.S. GAAP purposes.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2012 and 2011 amounted to Ps. (53,205) and Ps. (54,600) respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

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

As of December 31, 2012 and 2011, the group concluded that the carrying amount of certain investments would not be recoverable and therefore an impairment loss was recorded for U.S. GAAP purposes.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2012 and 2011 amounted to Ps. (15,232) and Ps. (21,489) respectively.

l. Financial Guarantees

Exchange of deposits with the financial system II - Written Options.

Pursuant to the decree 1836/02 and the Argentine Central Bank Communiqué “A” 3828, the Bank entered into an exchange offer to exchange restructured deposit certificates (“CEDROS”) for Boden 2012 Bonds and Boden 2013 Bonds. The Boden Bonds offered to the holders of CEDROS are unsecured government bonds denominated in U.S. dollars. As a part of the restructuring, the Bank granted an option to sell coupons to the holders of restructured deposits certificates that had opted to receive Boden 2013 Bonds and Boden 2012 Bonds in exchange for their certificates.

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

Under Argentine Banking GAAP, these options were recorded off-balance. For U.S. GAAP, these options are treated as derivatives, and therefore, the Bank recorded the fair value of such options in accordance with the requirements of ASC 815, with changes in fair value recorded though earnings. As of December 31, 2012 and 2011 the Group has not recorded any balance related to these options.

Other Financial Guarantees.

During 2012 and 2011, the Company entered into different agreements to guarantee lines of credit of selected customers amounting to Ps. 850,691 and Ps. 810,085, respectively. As of December 31, 2012 and 2011, guarantees granted by the Bank amounted to Ps. 302,636 and Ps. 258,168, respectively.

Under Argentine Banking GAAP the guarantees are recorded in memorandum accounts. As of December 31, 2012 and 2011, for U.S. GAAP purposes the Bank recognized a liability for the fair value of the obligations assumed at its inception in accordance with the requirements of ASC 460. Such liabilities are being amortized over the expected term of the guarantee. As of December 31, 2012 and 2011, the fair value of the guarantees less the estimated proceeds from collateral amounted to Ps. (813) and Ps. 892 respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

As of December 31, 2011 the Group registered an adjustment in Shareholder’s Equity related to difference in accounting of a contingent liability of a client between Argentine Banking GAAP and US GAAP

As of December 31, 2012 and 2011, the Group maintained the following guarantees:

	2012
	Maximum Potential Payments (*)		Estimated Proceeds From collateral Recourse		U.S. GAAP Adjustment
Financial guarantees		316,620		13,450		(813)

	Ps.	316,620	Ps.	13,450	Ps.	(813)

	2011
	Maximum Potential Payments (*)		Estimated Proceeds From collateral Recourse		U.S. GAAP Adjustment
Financial guarantees		258,168		10,825		892

	Ps.	258,168	Ps.	10,825	Ps.	892

(*)	The maximum potential payments represent a “worse-case scenario’’, and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.

m. Non-controlling interest

Under Argentine Central Bank rules, the non-controlling interest is required to be disclosed as a component of the liabilities. Under U.S. GAAP, non-controlling interest should be reported as a separate component within equity in the consolidated financial statements. Additionally, consolidated net income and comprehensive income are reported with separate disclosure of the amounts attributable to the parent company and to the non-controlling interest. The non-controlling interest in accordance with Argentine Banking GAAP has been eliminated for US GAAP reconciliation purposes.

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

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Debt Restructurings” ASC 310-40, as a partial settlement of the debt through the transfer of certain assets and equity at its fair value. After deducting the considerations used to repay the debt, ASC 310-40 requires the comparison of the future cash outflows of the restructured debt and the carrying of the debt at the restructuring date.

A gain on troubled debt restructuring is only recognized when the remaining carrying value of the debt at the date of the restructuring exceeds the total future cash payments of the restructured debt reduced by the fair value of the assets and equity given as payment of the debt. Since the total future cash outflows of the restructured debt exceeds the carrying value of the old debt, no gain on restructuring was recorded under U.S. GAAP.

As a result, under U.S. GAAP, the carrying amount of the restructured debt is greater than the amount recorded under Argentine Banking GAAP. Therefore, under U.S. GAAP, a new effective interest rate was determined to reflect the present value of the future cash payments of the restructured debt.

Furthermore, under U.S. GAAP, expenses incurred in a troubled debt restructuring are expensed as incurred. Expenses related to the issuance of equity were deducted directly from the shareholder’s equity.

During 2010, the Group repurchased part of the debt maturing in 2010 and 2014. In addition, Negotiable Obligations were repaid in advance. For U.S. GAAP purposes, these transactions were considered as an extinguishment of debt. Therefore, the U.S. GAAP adjustment recorded in previous years related to the debt extinguished was reversed in 2010, generating a gain of approximately Ps. 34,462 included in 2010 U.S. GAAP net income reconciliation. During 2012 and 2011, the Group has not repurchased any of its debt instruments.

During 2011, the Group paid in advance the interest capitalized related to the Subordinated Negotiable Obligation for an amount of approximately US$ 95,8 million. This amount was originally scheduled to be paid in 2014. This advance payment does not constitute a modification of terms of the Negotiable Obligation for U.S. GAAP purposes.

Shareholders’ Equity adjustments between Argentine Banking GAAP and U.S. GAAP as of December 31, 2012 and 2011 amounted to Ps. (25,041) and Ps. (42,640) respectively.

o. Repurchase Agreements and Reverse Repurchase Agreements (“Repos and Reverse Repos”).

During 2012 and 2011, the Bank entered into the above mentioned transactions of the following financial instruments: Boden 2012 Bonds, Securities issued by Argentine Central Bank, Discount Bonds and Bonar 2015 Bonds.

Under Argentine Banking GAAP, initial measurement of such agreements implies sale or purchase accounting together with the recognition of an asset and liability due to the investing or financing transaction entered into.

For U.S. GAAP purposes these transactions have not qualified as true sales and therefore these transactions were classified as available for sale securities and trading and recorded at fair value. The corresponding net adjustment in shareholders’ equity under U.S. GAAP is included under the caption “Bonar 2015 Bonds” as of December 31, 2011. There were no repurchase agreements as of December 31, 2012.

p. Fair Value Measurements Disclosures.

ASC 820-10 defines fair value, establishes a consistent framework for measuring fair value and disclosure requirements about fair-value measurements. ASC 820 -10, among other things, requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

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

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

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

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

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

c) Securitizations

As of December 31, 2012 and 2011 the caption includes the consolidated assets of Galtrust I. The fair value was estimated by using the discounted cash flows of the assets. Therefore, these are classified within level 3 of the valuation hierarchy.

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

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Forward transactions conducted directly with customers are recorded as the difference between the agreed foreign currency exchange rate and such exchange rate at the end of the year according with the future prices published by Rofex. Therefore, they are classified in Level 2 of the fair-value hierarchy.

Items measured at fair value on a recurring basis

The following table presents the financial instruments carried at fair value as of December 31, 2012 and 2011, for U.S. GAAP purposes by ASC 820-10 valuation hierarchy (as described above).

Balances as of December 31, 2012	Total carrying value		Quoted market prices in active markets (Level 1)		Internal models with significant observable market parameters (Level 2)		Internal models with significant unobservable market parameters (Level 3)
ASSETS
a) Government securities and other investments
a.1) Holdings recorded at fair market value
Holdings Recorded at Fair Market Value	Ps.	718,520	Ps.	718,520	Ps.	—	Ps.	—
a.2) Securities issued by Argentine Central Bank and government securities	Ps.	2,953,222	Ps.	2,709,733	Ps.	—	Ps.	243,489
a.3) Investments in listed Private Securities
Negotiable Obligations	Ps.	188	Ps.	188	Ps.	—	Ps.	—
a.4) Other Investments (*)	Ps.	194,927	Ps.	—	Ps.	—	Ps.	194,927
b) Securities receivable under repurchase agreements
b.1) Securities issued by Argentine Central Bank	Ps.	727,433	Ps.	727,433	Ps.	—	Ps.	—
c) Securitizations
Galtrust I – Bogar Bonds (**)	Ps.	754,390	Ps.	—	Ps.	—	Ps.	754,390
d) Derivatives financial instruments	Ps.	2,540	Ps.	1,688	Ps.	852	Ps.	—

TOTAL ASSETS AT FAIR VALUE	Ps.	5,351,220	Ps.	4,157,562	Ps.	852	Ps.	1,192,806

LIABILITIES – By Class
e) Securities to be delivered under spot and forward sales to be settled	Ps.	(161,220)	Ps.	(161,220)	Ps.	—	Ps.	—
f) Derivatives financial instruments
Foreign exchange contracts	Ps.	(2,345)	Ps.	(1,360)	Ps.	(985)	Ps.	—

TOTAL LIABILITIES AT FAIR VALUE	Ps.	(163,565)	Ps.	(162,580)	Ps.	(985)	Ps.	—

(*)	This amount is related to the fair value of certificates of participation held in the Almafuerte Special Fund and debt securities of Saturno Trust
(**)	The Ps. 754,390 corresponds to the fair value of the Bogar Bonds recorded as an asset in Galtrust I.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Balances as of December 31, 2011	Total carrying value		Quoted market prices in active markets (Level 1)		Internal models with significant observable market parameters (Level 2)		Internal models with significant unobservable market parameters (Level 3)
ASSETS
a) Government securities and other investments
a.1) Holdings recorded at fair value	Ps.	396,287	Ps.	396,287	Ps.	—	Ps.	—
a.2) Government securities from repo transactions with Argentine Central Bank	Ps.	40,600	Ps.	40,600	Ps.	—	Ps.	—
a.3) Securities issued by Argentine Central Bank	Ps.	5,023,340	Ps.	5,023,340	Ps.	—	Ps.	—
a.4)Investments in listed Private Securities
Shares	Ps.	2,040	Ps.	2,040	Ps.	—	Ps.	—
Negotiable Obligations	Ps.	1,088	Ps.	1,088	Ps.	—	Ps.	—
a.5)Other Investments (*)	Ps.	198,437	Ps.	—	Ps.	—	Ps.	198,437
b) Securities receivable under repurchase agreements
b.1) Bonar 2015 Bonds	Ps.	559,682	Ps.	559,682	Ps.	—	Ps.	—
b.2) Securities issued by Argentine Central Bank	Ps.	102,020	Ps.	102,020	Ps.	—	Ps.	—
c) Securitizations
Galtrust I – Bogar Bonds (**)	Ps.	720,710	Ps.	—	Ps.	—	Ps.	720,710
d) Derivatives financial instruments	Ps.	11,407	Ps.	3,035	Ps.	8,372	Ps.	—

TOTAL ASSETS AT FAIR VALUE	Ps.	7,055,611	Ps.	6,128,092	Ps.	8,372	Ps.	919,147

LIABILITIES
e)Securities to be delivered under spot and forward sales to be settled	Ps.	(1,559,308)	Ps.	(1,559,308)	Ps.	—	Ps.	—
f) Derivatives financial instruments
Foreign exchange contracts	Ps.	(8,073)	Ps.	(2,794)	Ps.	(5,279)	Ps.	—

TOTAL LIABILITIES AT FAIR VALUE	Ps.	(1,567,381)	Ps.	(1,562,102)	Ps.	(5,279)	Ps.	—

(*)	This amount is related to the fair value of certificates of participation held in the Almafuerte Special Fund and debt securities of Saturno Trust
(**)	The Ps. 720,710 corresponds to the fair value of the Bogar Bonds recorded as an asset in Galtrust I.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Changes in level 3 fair value measurements

The table below includes a roll forward of the balance sheet amounts as of December 31, 2012, 2011 and 2010 (including the change in fair value) for financial instruments classified by the Group within level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement.

	Galtrust I - Bogar bonds		Other investments		Securities issued by Argentine Central Bank and government securities		Total Fair Value Measurements
Fair value, December 31, 2010	Ps.	783,761	Ps.	186,205	Ps.	—	969,966
Total gains or losses (realized/unrealized)		(63,051)		12,232		—	(50,819)
Purchases, sales, issues and settlements		—		—		—	—
Included in earnings		—		1,262		—	1,262
Included in other comprehensive income		(63,051)		10,970		—	(52,081)

Fair value, December 31, 2011	Ps.	720,710	Ps.	198,437	Ps.	—	919,147

Total gains or losses (realized/unrealized)		33,680		2,757		2,642	39,079
Included in earnings		—		(2,558)		2,642	916
Included in other comprehensive income		33,680		5,315		—	38,995
Purchases		—		—		240,847	240,847
Sales		—		(6,267)		—	(6,267)

Fair value, December 31, 2012	Ps.	754,390	Ps.	194,927	Ps.	243,489	1,192,806

The table below summarizes gains and losses due to changes in fair value, recorded in earnings for level 3 assets and liabilities during the year:

Balances as of December 31,	Total Fair Value Measurements
	2012	2011	2010
Available for sale securities
Classification of gains and losses included in earnings :
Financial Income	Ps. 916	Ps. 1,262	Ps.	(7,265)

Total	Ps. 916	Ps. 1,262	Ps.	(7,265)

The Group did not transfer any assets or liabilities between levels 1 and 2 of the fair value hierarchy during 2012. In addition, the Group is required, on a nonrecurring basis, to adjust the carrying value of certain assets or provide valuation allowances related to certain assets using fair value measurements in accordance with GAAP. Loans are generally not recorded at fair value on a recurring basis. Periodically, the Group records nonrecurring adjustments for including certain impairment amounts for impaired loans calculated in accordance with ASC 310-10 when establishing the allowance for loan losses. Estimates of fair value used for impaired loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. The valuation technique used to obtain the fair value was an income approach using discounted cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. No changes in the valuation technique took place during the year. Loans subject to nonrecurring fair value measurement were Ps. 44,993 and Ps. 40,579 as of December 31, 2012 and 2011 classified as Level 3.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

q. New authoritative pronouncements

In March 2013, FASB issued ASU 2013-05, “Foreign Currency Matters (Topic 830)”: to resolve the diversity in practice about the cumulative translation adjustment derecognition guidance in Subtopic 830-30 for the derecognition of certain subsidiaries or groups of assets within a foreign entity and for changes in an investment in a foreign entity. Furthermore, ASU 2013-05 resolves the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. The requirements will be effective prospectively for fiscal years beginning after December 15, 2012. Management considers that the adoption of this statement will not have an impact on their financial statemens.

In February 2013, the FASB issued ASU No. 2013-04, “Reporting Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date” (Topic 405): The objective of the amendments in this Update is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP). Examples of obligations within the scope of this Update include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. U.S. GAAP does not include specific guidance on accounting for such obligations with joint and several liability, which has resulted in diversity in practice. Some entities record the entire amount under the joint and several liability arrangement on the basis of the concept of a liability and the guidance that must be met to extinguish a liability. Other entities record less than the total amount of the obligation, such as an amount allocated, an amount corresponding to the proceeds received, or the portion of the amount the entity agreed to pay among its co-obligors, on the basis of the guidance for contingent liabilities. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments in this Update should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the Update’s scope that exist at the beginning of an entity’s fiscal year of adoption. Early adoption is permitted. Management considers that the adoption of this statement will not have an impact on their financial statemens.

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (Topic 220): The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this Update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (for example, inventory) instead of directly to income or expense in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. Management considers that the adoption of this statement will not have a significant impact on their financial statements.

In October 2012, the FASB issued ASU 2012-04: Technical Corrections and Improvements. The amendments in this Update cover a wide range of Topics in the Codification. These amendments are presented in two sections—Technical Corrections and Improvements (Section A) and Conforming Amendments Related to Fair Value Measurements (Section B). The amendments in Section A have been categorized in the following manner: Source literature amendments, Guidance clarification and reference corrections and Relocated guidance. The amendments in Section B are intended to conform terminology and clarify certain guidance in various Topics of the Codification to fully reflect the fair value measurement and disclosure requirements of Topic 820. The amendments in this

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Update that will not have transition guidance will be effective upon issuance for both public entities and nonpublic entities. For public entities, the amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. This Update is not intended to significantly change U.S. GAAP.

In August 2012, the FASB issued “ASU 2012-03: Technical Amendments and Corrections to SEC Sections. The ASU amends various SEC paragraphs of the FASB’s Accounting Standards Codification pursuant to the issuance of SEC Staff Accounting Bulletin No. 114 (SAB 114), which was issued in March 2011. SAB 114 was issued to update the relevant interpretive guidance in the SEC’s Staff Accounting Bulletin series to make it consistent with current authoritative accounting guidance issued by the FASB. The principal changes involve revision or removal of accounting guidance references and other conforming changes to ensure consistency of referencing throughout the SAB series. Management considers that the adoption of this statement will not have a significant impact on their financial statements.

In July 2012, the FASB issued ASU No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. In accordance with the amendments in this Update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Management considers that the adoption of this statement will not have a material impact on their financial statements.

In December 2011, FASB issued ASU 2011-11, “Disclosures about offsetting assets and liabilities (Topic 210)”, to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this Update. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Management considers that the adoption of this statement will not have a material impact on their financial statements.

In December 2011, FASB issued ASU 2011-10, “Derecognition of in substance Real Estate (Topic 360)”, to resolve the diversity in practice about whether the guidance in sup-topic 360-20 applies to a parent that ceases to have a controlling interest in a subsidiary that is in substance real estate. The amendments are effective for fiscal years, and interim periods within those years beginning on or after December 15, 2013. Early adoption is permitted. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Company for the reporting period ending on December 31, 2012.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

r. Consolidated net income

	December 31,
	2012		2011		2010
Net income as stated	Ps.	1,336,215	Ps.	1,106,943	Ps.	408,901
Loan origination fees and costs (Note 35 b.)		19,656		(33,902)		7,422
Intangible assets:
Goodwill amortization and impairment (Note 35 c.)		1,939		8,591		6,928
Negative goodwill (Note 35 c.)		(99,123)		(118,703)		465,634
Software cost (Note 35 c.)		(49,517)		(77,390)		(56,259)
Compensation related to the payment of deposits (Note 35 g.)		—		—		259,053
Equity investments in other companies – Impairment (Note 35 k.)		6,257		8,249		1,810
Loans –non Financial Public Sector – Secured loans (Note 35 d.(i))		—		—		282
Loan impairment – Private sector (Note 35 d.(ii))		9,258		(44,395)		1,812
Securitizations (Note 35 h.)		4,830		23,654		(12,920)
Government Securities and other investments:
Compensatory Bond received and Hedge Bond (Note 35 e.(i))		—		—		1,005,937
Discount Bonds (Note 35 e.(ii))		—		—		428,686
GDP – Linked Negotiable Securities (Note 35 e.(ii))		—		—		(12,366)
Bonar 2015 Bonds ( Note 35 e. (iii))		76,487		(110,425)		(346,761)
Other investments (Note 35 e. (iv))		(23,236)		10,985		115,494
Amortization of real estate properties and foreclosed assets previously impaired under U.S. GAAP (Note 35 j.)		1,395		1,395		1,395
Recognition for the fair value of obligations assumed under financial guarantees issued (Note 35 l.)		(1,705)		4,740		8,361
Foreign Debt restructuring (Note 35 n.)		17,599		33,368		61,264
Deferred Income tax (Note 35 a.)		9,732		75,108		(249,931)
Minimum Presumed Income Tax (Note 35 a.)		—		—		328,619
Non-controlling interest (Note 35 m.)		186,403		170,962		104,333

Net income in accordance with U.S. GAAP	Ps.	1,496,190	Ps.	1,059,180	Ps.	2,527,694

Less Net (Income) attributable to the Non-controlling Interest (Note 35 m)		(186,593)		(192,459)		(234,121)

Net Income attributable to Parent Company in accordance with U.S. GAAP	Ps.	1,309,597	Ps.	866,721	Ps.	2,293,573

Average number of shares outstanding (in thousands) (Note 21)		1,241,407		1,241,407		1,241,407
Basic net income per share in accordance with U.S. GAAP (Note 21)		1.055		0.698		1.848
Diluted net income per share in accordance with U.S. GAAP (Note 21)		1.055		0.698		1.848

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

s. Consolidated shareholders’ equity

	December 31,
	2012		2011
Shareholders’ equity as stated	Ps.	4,870,078	Ps.	3,551,615
Loan origination fees and costs (Note 35 b.)		(98,888)		(118,544)
Intangible assets:
Goodwill amortization and impairment (Note 35 c.)		42,665		40,726
Negative Goodwill (Note 35 c.)		247,808		346,931
Software Cost (Note 35 c.)		(260,520)		(211,003)
Equity investments in other companies – Impairment (Note 35 k.)		(15,232)		(21,489)
Loan impairment – Private sector (Note 35 d.(ii))		30,346		21,088
Government securities and other investments:
Bonar 2015 Bonds (Note 35 e. (iii))		43,000		69,523
Other Investments (Note 35 e. (iv))		(3,151)		14,770
Securitizations (Note 35 h.)		(61,010)		(99,520)
Impairment of real estate properties and foreclosed assets (Note 35 j.)		(67,155)		(67,155)
Amortization of real estate properties and foreclosed assets previously impaired under U.S. GAAP (Note 35 j.)		13,950		12,555
Deferred Income tax (Note 35 a.)		411,619		401,887
Recognition for the fair value of obligations assumed under financial guarantees issued (Note 35 l.)		(813)		892
Foreign debt restructuring (Note 35 n.)		(25,041)		(42,640)
Non-controlling interest (Note 35m.)		701,920		529,314

Consolidated shareholders’ equity in accordance with U.S. GAAP	Ps.	5,829,576	Ps.	4,428,950

Non-controlling Interest (Note 35 m.)		(721,677)		(552,841)

Consolidated Parent Company Shareholders Equity in accordance with U.S. GAAP	Ps.	5,107,899	Ps.	3,876,109

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Roll forward analysis of shareholders’ equity under U.S. GAAP at December 31, 2012, 2011 and 2010:

	Capital Stock		Paid in Capital		Adjustments to Shareholders’ Equity		Profit reserves				Other Comprehensive Income (loss)		(Accumulated deficit) /Retained Earnings		Total Shareholders’ Equity Parent Company		Non controlling interest
							Legal		Other
Balance at December 31, 2009	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	45,998	Ps.	265,182	Ps.	1,255,174	Ps.	(1,866,299)	Ps.	1,236,322	Ps.	188,661

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 28,2010
Legal Reserve		—		—		—		11,464		—		—		(11,464)		—		—
Discretionary Reserve		—		—		—		—		217,811		—		(217,811)		—		—
Net, unrealized gain / (loss) of available-for-sale securities, net of tax		—		—		—		—		—		(532,828)		—		(532,828)		(40,562)
Net Income (Loss) in accordance with U.S. GAAP		—		—		—		—		—		—		2,293,573		2,293,573		234,121

Balance at December 31, 2010	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	57,462	Ps.	482,993	Ps.	722,346	Ps.	197,999	Ps.	2,997,067	Ps.	382,220

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 27,2011
Legal Reserve		—		—		—		20,445		—		—		(20,445)		—		—
Discretionary Reserve		—		—		—		—		363,628		—		(363,628)		—		—
Cash Dividends		—		—		—		—		—		—		(24,828)		(24,828)		(23,859)
Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		37,149		—		37,149		2,021
Net Income (Loss) in accordance with U.S. GAAP		—		—		—		—		—		—		866,721		866,721		192,459

Balance at December 31, 2011	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	77,907	Ps.	846,621	Ps.	759,495	Ps.	655,819	Ps.	3,876,109	Ps.	552,841

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 19, 2012
Legal Reserve		—		—		—		55,347		—		—		(55,347)		—		—
Discretionary Reserve		—		—		—		—		1,033,844		—		(1,033,844)		—		—
Cash Dividends														(17,752)		(17,752)		(13,797)
Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		(60,055)		—		(60,055)		(3,960)
Net Income (Loss) in accordance with U.S. GAAP		—		—		—		—		—		—		1,309,597		1,309,597		186,593

Balance at December 31, 2012	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	133,254	Ps.	1,880,465	Ps.	699,440	Ps.	858,473	Ps.	5,107,899	Ps.	721,677

t. Comprehensive income

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

The following disclosure presents the Comprehensive Income according to ASC 220, for the fiscal years ended December 31, 2012, 2011 and 2010:

	December 31,
	2012		2011		2010
Income Statement
Financial Income	Ps.	9,187,119	Ps.	5,985,617	Ps.	4,778,002
Financial Expenditures		3,923,061		2,240,833		1,343,357
Net Financial Income		5,264,058		3,744,784		3,434,645
Provision for Loan Losses		1,338,044		887,765		549,712
Income from Services		4,655,127		3,458,771		2,506,687
Expenditures from Services		1,453,855		1,064,378		721,124
Administrative Expenses		5,803,362		4,301,457		2,881,200
Net Income from Financial Brokerage		1,323,924		949,955		1,789,296
Income from Insurance activities		651,871		457,447		255,608
Miscellaneous Income		546,184		473,076		1,152,394
Miscellaneous Losses		246,243		142,543		161,482
Net Income before Income tax		2,275,736		1,737,935		3,035,816
Income Tax		779,546		678,755		508,122

Net income under U.S. GAAP		1,496,190		1,059,180		2,527,694

Less Net (Income) attributable to the Non-controlling Interest		(186,593)		(192,459)		(234,121)

Net Income attributable to Parent Company		1,309,597		866,721		2,293,573

Net income under U.S. GAAP		1,496,190		1,059,180		2,527,694
Other comprehensive income / (loss)		(64,015)		39,170		(573,390)

Comprehensive income		1,432,175		1,098,350		1,954,307

Net Income attributable to parent Company		1,309,597		866,721		2,293,573
Other comprehensive income / (loss) attributable to parent Company		(60,055)		37,149		(532,828)

Comprehensive income attributable to parent Company		1,249,542		903,870		1,760,745

Net Income attributable to the Non-controlling Interest		186,593		192,459		234,121
Other comprehensive income / (loss) attributable to the Non-controlling Interest		(3,960)		2,021		(40,562)

Comprehensive income attributable to the Non-controlling Interest		182,633		194,480		193,559

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Accumulated non-owner changes in equity (accumulated other comprehensive income) as of December 31, 2012, 2011 and 2010 were as follows:

	December 31,
	2012		2011		2010
GalTrust I		536,744		503,064		566,115
Bonar 2015 Bonds		191,135		294,145		198,693
Other		8,917		3,602		(3,167)

Accumulated other comprehensive income	Ps.	736,796	Ps.	800,811	Ps.	761,641

Less, accumulated other comprehensive income attributable to the Non-controlling interest		(37,356)		(41,316)		(39,295)

Net accumulated other comprehensive income attributable to Parent Company	Ps.	699,440	Ps.	759,495	Ps.	722,346

There were no available for sale securities with a continuous loss position of 12 months or more. There are no unrealized losses on investments as of December 31, 2012 and 2011.

u. Consolidated cash flows

ASC 230 ‘Statement of Cash Flows’ provides guidance for the reporting of cash flows within Operating, Investing and Financing categories. For US GAAP purposes the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less, including cash and cash equivalents corresponding to financial trusts consolidated in accordance with Note 35.h.

	For the year ended December 31,
	2012		2011		2010
Cash		8,345,015		6,418,891		5,645,571
Cash equivalents		2,978,963		3,825,282		1,797,946

Cash and cash equivalents as shown in the statement of cash flows under Argentine Banking GAAP	Ps.	11,323,978	Ps.	10,244,173	Ps.	7,443,517

Cash and cash equivalents corresponding to financial trusts		11,783		11,193		11,626

Cash and cash equivalents in the Statement of Cash Flows under US GAAP	Ps.	11,335,761	Ps.	10,255,366	Ps.	7,455,143

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

The following table presents the reconciliation of the condensed consolidated statements of cash flows under Argentine Banking GAAP and US GAAP:

	For the year ended December 31,
	2012		2011		2010
Reconciliation of cash flows under Argentine Banking GAAP and US GAAP
Net cash flow provided by operating activities under Argentine Banking GAAP	Ps.	1,675,711	Ps.	431,989	Ps.	2,762,967

Loans, available for sale securities, deposits at the Argentine Central Bank and organization and development expenses reclassified to investing activities		12,716,908		10,554,506		5,040,272
Deposits and repo transactions reclassified to financing activities		(8,705,103)		(7,076,388)		(4,991,983)
Interest paid on debt		(700,811)		(407,756)		(224,102)
Financial trust consolidated under US GAAP		92,061		(15,927)		(203,185)

Net cash flow provided by operating activities under US GAAP	Ps.	5,078,766	Ps.	3,486,424	Ps.	2,383,969

Net cash flow used in investing activities under Argentine Banking GAAP	Ps.	(308,999)	Ps.	(273,375)	Ps.	(363,329)

Net increase in Loans, available for sale securities, deposits at the Argentine Central Bank and organization and development expenses		(12,716,908)		(10,554,506)		(5,040,272)
Financial trust consolidated under US GAAP - corresponding to loans and securities		27,663		105,019		466,924

Net cash flow used in investing activities under US GAAP	Ps.	(12,998,244)	Ps.	(10,722,862)	Ps.	(4,936,677)

Net cash flow provided by (used in) financing activities under Argentine Banking GAAP	Ps.	(673,393)	Ps.	2,370,757	Ps.	(495,942)

Deposits and repo transactions		8,705,103		7,076,388		4,991,983
Interest paid on debt reclassified to operating activities		700,811		407,756		224,102
Financial trust consolidated under US GAAP - corresponding to debt		(119,134)		(89,525)		(268,606)

Net cash flow provided by financing activities under US GAAP	Ps.	8,613,387	Ps.	9,765,376	Ps.	4,451,537

Effect of exchange rate changes on cash and cash equivalents	Ps.	386,486	Ps.	271,285	Ps.	111,091

Cash and cash equivalents at the beginning of the year under US GAAP		10,255,366		7,455,143		5,445,223
Cash and cash equivalents at the end of the year under US GAAP		11,335,761		10,255,366		7,455,143

Net increase (decrease) in cash and cash equivalents under US GAAP	Ps.	1,080,395	Ps.	2,800,223	Ps.	2,009,920

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

v. Concentration of risk – Total exposure to the public sector - Argentine government and provinces

The Group has significant exposure to the Argentine national government and provinces in the form of government securities net positions, secured loans and other debt obligations. As of December 31, 2012 and 2011, the Group had the following bonds and loans outstanding:

	December 31, 2012				December 31, 2011
	Argentine Banking GAAP		U.S. GAAP		Argentine Banking GAAP		U.S. GAAP
Argentine national government loans	Ps.	25,580	Ps.	25,580	Ps.	23,578	Ps.	23,578
Other Argentine public-sector receivables		334,597		273,587		320,278		224,360
Galtrust I (securitization of Provincial Loans)		662,456		662,456		532,680		532,680
Securities issued by the Argentine Central Bank		3,251,506		3,250,650		3,551,937		3,566,052
Bonar 2015 Bonds		558,045		601,045		779,731		849,254
Other (1)		189,991		192,633		68,869		68,869

Total	Ps.	5,022,175	Ps.	5,005,951	Ps.	5,277,073	Ps.	5,264,793

(1)	Includes bonds and other national government bonds.

w. Risks and Uncertainties

Government Securities

As of December 31, 2012, the Group’s exposure to the Argentine public sector represented approximately 7.91% of the total Group’s assets. Although the Group’s exposure to the Argentine public sector consists of performing assets, the realization of the Group’s assets, its income and cash flow generation capacity and future financial condition is dependent on the Argentine government ability to comply with its payment obligations.

Argentine Central Bank’s regulations state that, the total exposure of financial institutions to the non-financial public sector must not exceed 35% of their total assets.

As of December 31, 2012 and 2011, the Group was in compliance with the general limit of 35% imposed by the Argentine Central Bank.

Exchange restrictions

All transactions involving the purchase of foreign currency must be settled through the single free exchange market (Mercado Único Libre de Cambios, or “MULC”) where the Argentine Central Bank supervises the purchase and sale of foreign currency. Under Executive Branch Decree No. 260/2002, the Argentine government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the Argentine Central Bank. Under Communication “A” 3471, as amended, the Argentine Central Bank established certain restrictions and requirements applicable to foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.

On October 28, 2011, the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos, “AFIP”) established an Exchange Transactions Inquiry Program (“Inquiry Program”) through which the entities authorized by the Central Bank to deal in foreign exchange must inquire and register through an IT system the total peso amount of each exchange transaction at the moment it is closed. All foreign exchange sale transactions, whether involving foreign currency or banknotes, irrespective of their purpose or allocation, are subject to this inquiry and registration system, which determines whether Transactions are “Validated” or “Inconsistent”.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Pursuant to Communication “A” 5239, afterward replaced by Communication “A” 5245, in the case of sales of foreign exchange (foreign currency or banknotes) for the formation of off-shore assets by residents without the obligation of subsequently allocating it to specific purpose, entities authorized to deal in foreign exchange may only allow transactions through the MULC by those clients who have obtained the validation and who comply with the rest of the requirements set forth in the applicable foreign exchange regulations. Sales of foreign exchange other than for the formation of off-shore assets by residents without a specific purpose are also exempted from the Inquiry Program, although, the financial entities must verify that the other requirements established by the MULC are accomplished.

According to Communication “A” 5264, as amended, in general terms the access to the foreign exchange market for resident in order to pay services, debts and profits to non-residents has no limits or restrictions. The access to the MULC requires the filing of certain documentation by residents evidencing the validity of transactions for which the funds are purchase for its remittance abroad. Communication “A” 5236, item 4.2. which regulated the outflow of fund allowing residents to access to the MULC for the formation of off-shore assets without a specific allocation by residents has been suspended and, up to now, the Central Bank has not issued any other measure or provisions in this regard.

On August 6, 2012, Resolution 3210 was replaced by Resolution 3356 enacted by AFIP. This resolution sets forth more restrictions for the access to the foreign exchange market, in particular for the outflow of funds made by residents. Both resolutions (3210 and 3356) are related with Communications “A” 5239 (currently abrogated) and 5245.

The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso. These restrictions may have a negative effect on the economy and on our business if imposed in an economic environment where access to local capital is constrained.

x. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Group’s loan portfolio as of December 31, 2012. Many factors can affect the Group’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

36. Parent only Financial Statements

The following are the unconsolidated balance sheets of Grupo Galicia as of December 31, 2012 and 2011 and the related unconsolidated statements of income, and cash flows for the fiscal years ended December 31, 2012, 2011 and 2010.

Balance sheet (Parent Company only)

	December 31,
	2012		2011
ASSETS
A. Cash and due from Banks
Cash	Ps.	12	Ps.	11
Financial institutions and correspondents		392		887

	Ps.	404	Ps.	898
B. Government and corporate securities
Holdings of trading securities		4,432		—
Allowances		(1,180)		—

	Ps.	3,252		—
C. Loans
To the financial sector		54,744		45,385

	Ps.	54,744	Ps.	45,385
D. Other receivables resulting from financial brokerage
Other receivables not included in the debtor classification Regulations		3,658		3,487
Other receivables included in the debtor classification Regulations		776		55,938
Balances from forward transactions without delivery of underlying asset to be settled		2,170		—

	Ps.	6,604	Ps.	59,425
E. Equity investments
In financial institutions		4,815,438		3,525,490
Other		183,283		131,098
Allowances		(311)		—

	Ps.	4,998,410	Ps.	3,656,588
F. Miscellaneous receivables
Other ,		63,584		26,671
Allowances		(32,555)		(17,614)

	Ps.	31,029	Ps.	9,057
G. Bank premises and equipment		1,231		1,187
H. Intangible assets
Goodwill		8,888		10,827
Organization and development expenses		128		28

	Ps.	9,016	Ps.	10,855

Total Assets	Ps.	5,104,690	Ps.	3,783,395

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

	December 31,
	2012		2011
LIABILITIES AND SHAREHOLDERS’ EQUITY
H. Other liabilities resulting from financial brokerage
Unsubordinated negotiable obligations	Ps.	210,137	Ps.	193,680
Loans from domestic financial institutions		—		19,625
Balances from forward transactions without delivery of underlying asset to be settled		6,233		3,184
Accrued interest and quotation differences payable		3,073		1,546

		219,443		218,035

I. Miscellaneous liabilities
Directors’ and Syndics’ fees	Ps.	116	Ps.	790
Other		15,053		12,955

		15,169		13,745

Total Liabilities	Ps.	234,612	Ps.	231,780
SHAREHOLDERS’ EQUITY	Ps.	4,870,078	Ps.	3,551,615

Total Liabilities and Shareholders’ Equity	Ps.	5,104,690	Ps.	3,783,395

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Statement of Income (Parent Company only)

	December 31,
	2012		2011		2010
A. Financial income
Interest on loans granted to the financial sector		146		153		181
Interest on other receivables resulting from financial brokerage		25		112		54
Net income from government and corporate securities		—		274		161
Exchange rate differences on gold and foreign currency		—		—		—
Other		—		—		—

	Ps.	171	Ps.	539	Ps.	396
B, Financial expenses
Interest on other liabilities resulting from financial brokerage	Ps.	18,785	Ps.	17,744	Ps.	18,796
Exchange rate differences on gold and foreign currency		10,893		14,154		23,221
Interests on Other Loans from Financial Institutions		4,533		392
Net income from government and corporate securities		821		—		—
Other		235		276		243

	Ps.	35,267	Ps.	32,566	Ps.	42,260
C. Gross brokerage margin		(35,096)		(32,027)		(41,864)
F, Administrative expenses
Personnel expenses		10,802		9,019		6,338
Directors’ and syndics’ fees		1,835		1,966		1,362
Other fees		4,939		4,463		4,144
Taxes		3,088		2,247		2,993
Other operating expenses		571		579		717
Other		1,750		1,353		7,559

	Ps.	22,985	Ps.	19,627	Ps.	23,113
Net Income from financial brokerage	Ps.	(58,081)	Ps.	(51,654)	Ps.	(64,977)
H. Miscellaneous income
Net income from equity investments		1,396,909		1,155,060		473,918
Other		1,244		7,679		2,722

	Ps.	1,398,153	Ps.	1,162,739	Ps.	476,640
I. Miscellaneous losses
Other		3,857		3,209		2,733

	Ps.	3,857	Ps.	3,209	Ps.	2,733
Net Income before tax		1,336,215		1,107,876		408,930

J. Income tax	Ps.	—	Ps.	933	Ps.	29

Net income for the fiscal year	Ps.	1,336,215	Ps.	1,106,943	Ps.	408,901

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of Argentine pesos)

Statement of cash flows (Parent Company only)

	December 31,
	2012		2011		2010
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year		60,323		27,298		19,422
Cash and cash equivalents at the end of the year		9,270		60,323		27,298

Net increase in cash and cash equivalents	Ps.	(51,053)	Ps.	33,025	Ps.	7,876

Causes of changes in cash and cash equivalents
Cash Flow from operating activities
Collections for Service		1,107		1,007		2,675
Payments to Suppliers of Goods and Services		(11,803)		(10,223)		(11,946)
Personnel Salaries and Social Security Contributions		(8,672)		(6,814)		(4,944)
Payments of Other Taxes		(12,422)		(10,745)		(8,262)
Income Tax Payments and Prepayments		—		—		(21,822)
Payments for Other Net Operating Activities		(1,779)		(6,472)		(6,554)

Net cash provided by operating activities	Ps.	(33,569)	Ps.	(33,247)	Ps.	(50,853)

Cash Flow from investing activities
Collections for Sales of Fixed Assets		—		146		8,385
Payments for Purchases of Fixed Assets		(306)		(296)		(246)
Collection of Dividends		40,995		133,868		18,813
Contribution to Controlled Companies		(1,641)		(850)		(4,070)
(Payments) / Collections of Interest, Net		(16,157)		20,458		1,132
Payments for Equity Investments		(3,270)		(25,669)		—

Net cash used in investing activities	Ps.	19,621	Ps.	127,657	Ps.	24,014

Cash Flow from financing activities
Payments (collection) of Loans Received, Net		(26,543)		(42,593)		34,715
Distribution of Dividends, Net of Taxes		(10,562)		(18,792)		—

Cash Flow provided by / (used in) financing activities	Ps.	(37,105)	Ps.	(61,385)	Ps.	34,715

Net increase in cash and cash equivalents	Ps.	(51,053)	Ps.	33,025	Ps.	7,876

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