Form 20-F
period 2013-12-31
GRUPO FINANCIERO GALICIA SA
filed 2014-04-30
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2013

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

Class A Ordinary Shares, Ps.1.00 par value	281,221,650
Class B Ordinary Shares, Ps.1.00 par value	960,185,367
Class B Ordinary Shares, Ps.1.00 par value pending registration (*)	58,857,580

(*)	Subscribed, paid-in and pending registration before the Argentine Superintendency of Companies or Inspección General de Justicia (“IGJ”)

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

(continued)

(iii)

PRESENTATION OF FINANCIAL INFORMATION

Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” or “Grupo Galicia”) is a financial services holding company incorporated in Argentina and is one of Argentina’s largest financial services groups. In this annual report, references to “we”, “our”, and “us” are to Grupo Financiero Galicia and its consolidated subsidiaries, except where otherwise noted. Our consolidated financial statements consolidate the accounts of the following companies:

•	Grupo Financiero Galicia;

•	Banco de Galicia y Buenos Aires S.A., our largest subsidiary, its wholly-owned subsidiaries Banco Galicia Uruguay S.A. (in liquidation) (“Galicia Uruguay”) and Galicia Cayman Limited (“Galicia Cayman”), and other subsidiaries and affiliated companies required to be consolidated under Argentine Banking GAAP (collectively “Banco Galicia” or the “Bank” except where otherwise noted);

•	Tarjetas Regionales S.A. (“Tarjetas Regionales”) and its operating subsidiaries;

•	Compañía Financiera Argentina S.A. (“Compañía Financiera Argentina” or “CFA”);

•	Sudamericana Holding S.A. (“Sudamericana”) and its subsidiaries;

•	Galicia Warrants S.A. (“Galicia Warrants”);

•	Net Investment S.A. (“Net Investment”); and

•	Galval Agente de Valores S.A. (“Galval”), the results of which were consolidated only during the first half of fiscal year 2012, since on September 4, 2012, the Board of Directors of Grupo Financiero Galicia (the “Board of Directors”) approved the sale of 100% of its interest in Galval. Such transaction was approved by the Central Bank of Uruguay in June 2013 and was consummated on June 12, 2013.

We maintain our financial books and records in Argentine Pesos and prepare our financial statements in conformity with the accounting rules of the Argentine Central Bank, which entity prescribes the generally accepted accounting principles for all financial institutions in Argentina. This annual report refers to those accounting principles as “Argentine Banking GAAP”. Argentine Banking GAAP differs in certain relevant respects from generally accepted accounting principles in Argentina, which we refer to as “Argentine GAAP”. Argentine Banking GAAP also differs in certain significant respects from the generally accepted accounting principles in the United States, which we refer to as “U.S. GAAP”. See Note 33 to our audited consolidated financial statements included in this annual report for a description of the differences between Argentine GAAP and Argentine Banking GAAP, and Note 35 to our audited consolidated financial statements included in this annual report for a discussion of the principal differences between Argentine Banking GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income for the three fiscal years ended December 31, 2013 and total shareholders’ equity as of December 31, 2013 and 2012, and Item 5. “Operating and Financial Review and Prospects” - Item 5.A. “Operating Results-U.S. GAAP and Argentine Banking GAAP Reconciliation”.

In this annual report, references to “US$” and “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Argentine Pesos. The exchange rate used in translating Pesos into Dollars and used in calculating the convenience translations included in the following tables is the “Reference Exchange Rate” which is published by the Argentine Central Bank and which was Ps.6.5180, Ps.4.9173 and Ps.4.3032 per US$1.00 as of December 31, 2013, December 31, 2012 and December 31, 2011, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or at any other rate.

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

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions Item 4. “Information on the Company-Capital Investments and Divestitures,” Item 5. “Operating and Financial Review and Prospects”-Item 5.A. Operating Results-Principal Trends” and Item 5.B. “Liquidity and Capital Resources.” All statements other than statements of historical facts contained in this annual report (including statements regarding our future financial position, business strategy, budgets, projected costs and management’s plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or other similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be provided with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely from those contemplated in such forward-looking statements include but are not limited to:

•	changes in Argentine government regulations applicable to financial institutions, including tax regulations and changes in or failures to comply with banking or other regulations;

•	changes in general political, legal, social or other conditions in Argentina, Latin America or abroad;

•	fluctuations in the Argentine rate of inflation;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies, including expected or unexpected turbulence or volatility in domestic or international financial markets;

•	changes in the macroeconomic situation at the regional, national or international levels, and the influence of these changes on the microeconomic conditions of the financial markets in Argentina;

•	increased competition in the banking, financial services, credit card services, insurance, asset management and related industries;

•	changes in interest rates which may, among other things, adversely affect margins;

•	a loss of market share by any of Banco Galicia’s main businesses;

•	a change in the credit cycle, increased borrower defaults and/or a decrease in the fees charged to clients;

•	Banco Galicia’s inability to sustain or improve its performance;

•	Banco Galicia’s inability to obtain additional debt or equity financing on attractive conditions or at all, which may limit its ability to fund existing operations and to finance new activities;

•	technological changes and changes in Banco Galicia’s ability to implement new technologies;

•	changes in the saving and consumption habits of its customers and other structural changes in the general demand for financial products, such as those offered by Banco Galicia;

•	possible financial difficulties of the Argentine government;

•	volatility of the Peso and the exchange rates between the Peso and foreign currencies; and

•	other factors discussed under Item 3. “Key Information” - Item 3.D. “Risk Factors” in this annual report.

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

The selected consolidated financial information as of December 31, 2013 and December 31, 2012 and for the fiscal years ended December 31, 2013 and 2012 has been derived from our audited consolidated financial statements included in this annual report. The selected consolidated financial information as of December 31, 2011, December 31, 2010 and December 31, 2009 and for the fiscal years ended December 31, 2011, December 31, 2010 and December 31, 2009 has been derived from our audited consolidated financial statements not included in this annual report.

You should read this data in conjunction with Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements included in this annual report.

	Fiscal Year Ended December 31,
	2013	2013	2012	2011	2010	2009
	(in millions of Dollars, except as noted)(1) Unaudited	(in millions of Pesos, except as noted)(1)
Consolidated Income Statement in Accordance with Argentine Banking GAAP
Financial Income	2,006.1	13,075.7	9,129.0	6,017.7	3,614.9	3,005.6
Financial Expenses	946.6	6,170.0	3,940.6	2,274.2	1,412.7	1,460.5
Net Financial Income (2)	1,059.5	6,905.7	5,188.4	3,743.5	2,202.2	1,545.1
Provision for Losses on Loans and Other Receivables	272.5	1,776.3	1,347.3	843.4	551.5	639.5
Income before Taxes	468.8	3,055.7	2,125.5	1,860.8	667.1	385.3
Income Tax	189.0	1,232.0	(789.3)	(753.9)	(258.2)	(156.0)

Net Income / (Loss)	657.8	1,823.7	1,336.2	1,106.9	408.9	229.3

Basic Earnings / (Loss) per Share (in Pesos) (3)	0.225	1.469	1.076	0.892	0.329	0.185
Diluted Earnings / (Loss) per Share (in Pesos) (3)	0.222	1.446	1.076	0.892	0.329	0.185
Cash Dividends per Share (in Pesos) (3)	0.005	0.030	0.020	0.014	0.020	—
Stock Dividends per Share (in Pesos) (3)	—	—	—	—	—	—
Book Value per Share (in Pesos) (3)	0.820	5.343	3.923	2.861	1.989	1.653

Amounts in Accordance with U.S. GAAP
Net Income / (Loss)	241.6	1,574.6	1,309.6	866.7	2,293.6	770.2
Basic Earnings / (Losses) per Share (in Pesos) (3)	0.195	1.268	1.055	0.698	1.848	0.620
Diluted Earnings / (Losses) per Share (in Pesos) (3)	0.186	1.211	1.055	0.698	1.848	0.620
Book Value / (Deficit) per Share (in Pesos) (3)	0.819	5.340	4.115	3.122	2.414	0.996
Financial Income	2,011.2	13,108.8	9,187.1	5,985.6	4,778.0	3,374.8
Financial Expenses	947.9	6,178.2	3,923.1	2,240.8	1,343.4	1,434.4
Net Financial Income / (Loss)	1,063.3	6,930.6	5,264.0	3,744.8	3,434.6	1,940.4
Provision for Losses on Loans and Other Receivables	275.4	1,795.2	1,338.0	887.8	549.7	527.3
Income Tax	180.5	1,176.2	779.5	678.8	508.1	54.5

Consolidated Balance Sheet in Accordance with Argentine Banking GAAP
Cash and Due from Banks	1,927.0	12,560.3	8,345.0	6,418.9	5,645.6	3,696.3
Government Securities, Net	611.7	3,987.3	3,627.1	5,227.7	2,267.7	3,907.2
Loans, Net	8,478.8	55,264.9	42,593.0	30,904.5	21,353.8	13,477.9
Total Assets	12,757.9	83,155.8	63,458.3	51,193.0	35,708.1	27,602.4
Deposits	7,885.1	51,395.3	39,945.2	30,135.1	22,222.8	17,039.4
Other Funds (4)	3,806.9	24,813.3	18,643.0	17,506.3	11,015.8	8,510.5
Total Shareholders’ Equity	1,065.8	6,947.2	4,870.1	3,551.6	2,469.5	2,052.5

Average Total Assets (5)	10,715.5	69,843.8	54,416.4	41,635.7	29,118.4	24,685.3

Percentage of Period-end Balance Sheet Items Denominated in Dollars:
Loans, Net of Allowances	5.27	5.27	6.32	13.88	14.53	17.78
Total Assets	11.74	11.74	11.42	15.15	18.98	24.95
Deposits	7.15	7.15	10.12	15.05	18.08	18.16
Total Liabilities	13.71	13.71	14.29	23.57	23.01	27.73

Amounts in Accordance with U.S. GAAP
Trading Securities	510.3	3,326.0	3,450.1	5,309.8	2,700.4	2,011.9
Available-for-Sale Securities	740.3	4,825.3	3,251.2	2,881.9	2,384.9	3,916.9
Total Assets	14,226.6	92,728.7	72,398.2	55,956.7	40,593.9	30,377.6
Total Liabilities	13,161.2	85,784.7	67,290.3	52,080.6	37,596.9	29,141.3
Shareholders’ Equity (Deficit)	1,065.4	6,944.0	5,107.9	3,876.1	2,997.1	1,236.3

	Fiscal Year Ended December 31,
	2013	2012	2011	2010	2009
	(in millions of Pesos, except as noted)(1)
Selected Ratios in Accordance with Argentine Banking GAAP
Profitability and Efficiency
Net Yield on Interest Earning Assets (6)	13.78%	14.14%	13.27%	11.38%	9.10%
Financial Margin (7)	12.75	12.11	11.72	10.02	8.41
Return on Average Assets (8)	2.91	2.80	3.07	1.76	1.12
Return on Average Shareholders’ Equity (9)	32.46	32.12	37.39	18.63	11.69
Net Income from Services as a Percentage of Operating Income (10)	38.04	38.15	39.57	44.73	45.90
Efficiency ratio (11)	66.65	68.83	67.88	71.42	71.05
Capital
Shareholders’ Equity as a Percentage of Total Assets	8.35%	7.67%	6.94%	6.92%	7.44%
Total Liabilities as a Multiple of Shareholders’ Equity	10.97x	12.03x	13.41x	13.46x	12.45x
Total Capital Ratio	14.28%	13.02%	12.63%	15.19%	14.35%
Liquidity
Cash and Due from Banks as a Percentage of Total Deposits	24.44%	20.89%	21.30%	25.40%	21.69%
Loans, Net as a Percentage of Total Assets	66.46	67.12	60.37	59.80	48.83
Credit Quality
Past Due Loans (12) as a Percentage of Total Loans	2.69%	2.53%	1.82%	2.57%	3.95%
Non-Accrual Loans (13) as a Percentage of Total Loans	3.57	3.37	2.63	3.37	4.77
Allowance for Loan Losses as a Percentage of Non-accrual Loans(13)	103.76	115.86	152.01	137.57	118.64
Net Charge-Offs (14) as a Percentage of Average Loans	1.15	2.00	1.49	2.37	2.84
Ratios in Accordance with U.S. GAAP
Capital
Shareholders’ Equity (deficit) as a Percentage of Total Assets	7.49%	7.06%	6.93%	7.38%	4.07%
Total Liabilities as a Multiple of Total Shareholders’ Equity	12.35x	13.17x	13.44x	12.54x	23.57x
Liquidity
Loans, Net as a Percentage of Total Assets	59.43%	58.74%	55.06%	52.56%	45.55%
Credit Quality
Allowance for Loan Losses as a Percentage of Non-Accrual Loans	127.05	143.90	202.23	163.37	108.37
Inflation and Exchange Rate
Wholesale Inflation (15)	14.72%	13.13%	12.67%	14.56%	10.27%
Consumer Inflation (16)	10.95	10.84	9.51	10.92	7.69
Exchange Rate Variation (17) (%)	32.55	14.27	8.23	4.72	9.93
CER (18)	10.53	10.55	9.54	11.04	6.95

The ratios disclosed above are considered significant by the management of Grupo Financiero Galicia despite of the fact that they are not a specific requirement of any GAAP.

(1)	The exchange rate used to convert the December 31, 2013 amounts into Dollars was Ps.6.5180 per US$1.00. All amounts are stated in millions of Pesos, except inflation and exchange rates, percentages, ratios, multiples and per-share data.
(2)	Net financial income primarily represents income from interest on loans and other receivables resulting from financial brokerage plus net income from government and corporate debt securities, including gains and losses, minus interest on deposits and other liabilities from financial intermediation. It also includes the CER adjustment.
(3)	Amounts stated in Pesos or Dollars, as it corresponds.
(4)	Includes primarily debt with merchants and liabilities with other banks and international entities.
(5)	The average balances of assets, including the related interest that is due are calculated on a daily basis for Banco Galicia and for Galicia Uruguay, as well as for Tarjetas Regionales consolidated with its operating subsidiaries, and on a monthly basis for Grupo Financiero Galicia and its non-banking subsidiaries.
(6)	Net interest earned divided by interest-earning assets. For a description of net interest earned, see Item 4. “Information on the Company-Selected Statistical Information-Interest-Earning Assets-Net Yield on Interest-Earning Assets”.
(7)	Financial margin represents net financial income divided by average interest-earning assets.
(8)	Net income excluding minority interest as a percentage of average total assets.
(9)	Net income as a percentage of average shareholders’ equity.
(10)	Operating income is defined as net financial income plus net income from services.
(11)	Administrative expenses as a percentage of operating income as defined above.
(12)	Past-due loans are defined as the aggregate principal amount of a loan plus any accrued interest that is due and payable for which either the principal or any interest payment is 91 days or more past due.
(13)	Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.
(14)	Charge-offs plus direct charge-offs minus bad debts recovered.
(15)	As measured by the annual change in the end-of-period Wholesale Price Index (“WPI”), published by INDEC (as defined herein).
(16)	As measured by the annual change in the end-of-period Consumer Price Index (“CPI”), published by INDEC.
(17)	Annual change in the end-of-period exchange rate expressed in Pesos per Dollar.
(18)	The “CER” is the “Coeficiente de Estabilización de Referencia”, an adjustment coefficient based on changes in the CPI.

Exchange Rate Information

The following table sets forth the annual high, low, average and period-end exchange rates for Dollars for the periods indicated, expressed in Pesos per Dollar and not adjusted for inflation.

	Exchange Rate (1)
	High	Low	Average		Period-End
	(in Pesos per Dollar)
2009	3.8545	3.4497	3.7478	(2)	3.7967
2010	3.9857	3.7942	3.9226		3.9758
2011	4.3035	3.9715	4.1442		4.3032
2012	4.9173	4.3048	4.5760		4.9173
2013	6,5180	4,9228	5,5442		6,5180

October 2013	5,9108	5,7995	5,8482		5,9108
November 2013	6,1360	5,9215	6,0149		6,1360
December 2013	6,5180	6,1547	6,3192		6,5180
January 2014	8,0225	6,5430	7,0967		8,0182
February 2014	8,0178	7,7635	7,8565		7,8782
March 2014	8,0098	7,8657	7,9313		8,0098

(1)	Using closing reference exchange rates as published by the Argentine Central Bank.
(2)	Annual average: based on the last day of each month’s closing quotation.
(3)	Monthly average: daily closing quotations.

As of April 25, 2014, the exchange rate was Ps.8.0005 for US$1.00.

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

Historically, Argentina’s economy has experienced periods of high levels of instability and volatility, low or negative economic growth and high and fluctuating levels of inflation and devaluation. There are a number of factors that could have a material and adverse effect on Argentina’s economy, in general, and, in particular, on Grupo Galicia’s results of operations, the rights of the holders of securities issued by Grupo Galicia and the value of such securities. These factors include, but are not limited to, Argentina’s inability to sustain economic growth, the effects of inflation, Argentina’s limited ability to obtain external financing, a decline in the international prices for Argentina’s main commodity exports, fluctuations in the exchange rate of other countries against which Argentina competes, regulatory actions taken by the Government (including, for example, the nationalization of YPF, certain changes in the legal framework applicable to the capital markets, and restrictions regarding the foreign exchange market), actions taken by the Government regarding the ongoing lawsuit with the holdout creditors from Argentina’s debt default and the vulnerability of the Argentine economy to external shocks.

After the presidential elections in October 2011, and in light of the foreign exchange imbalance that arose as a result of the increase in the dollarization of the private sector portfolio and the decrease in the balance of payment current account surplus, the Government issued a series of regulations with a view to stabilizing Argentina’s stock of international reserves. The main measures taken included: (i) suspension of regulations that allowed non-financial Argentine residents (both individuals and entities) to purchase foreign currency for the following concepts: real estate investments abroad, loans granted to non-residents, direct investment contributions abroad, portfolio investments abroad, other investments abroad by residents, among other saving transactions, (ii) new obligations regarding the repatriation of funds (applicable, for example, to insurance and mining companies), (iii) shorter periods within which to convert foreign currency into Pesos when there is an obligation to repatriate funds, (iv) the implementation of a reporting system which includes a pre-import of Goods Affidavit (“DJAI”), an Anticipated Affidavit of Services ( “DJAS”) and an Anticipated Affidavit of (Financial) Payments Abroad (“DAPE” – Please see below” Risk Factors Relating to Us”) whereby, for example, importers of goods for consumption are required to file such declarations with the Federal Public Revenue Authority prior to issuing any purchase order (or similar document), otherwise, they cannot make any import-related payment or fulfill the necessary customs procedures to obtain the clearance of the imported goods, (v) the imposition of a 35% tax on credit card purchases made abroad and (vi) the reduction of the limit imposed on financial entities with respect to their net positive position in foreign currency. In 2014, certain restrictions on access to the foreign exchange market for savings were partially lifted for individuals able to demonstrate the origin of their revenues.

Although a slight expansion of economic activity occurred in 2013, such expansion was primarily attributable to isolated events (i.e., a good harvest in the agricultural sector and strong performance of the automotive sector during the first half of 2013).

Factors such as those described above as well as general governmental regulatory intervention and the deterioration in certain variables in the international context could lead to a slowdown in the Argentine economic growth rate and a high inflation rate. Further, no assurance can be given that additional events in the future, such as the enactment of new regulations by the Argentine government or authorities will not occur. As a result of all of the foregoing, the financial position and results of operations of private sector companies in Argentina, including Grupo Galicia, the rights of holders of securities issued by such institutions and the value of such securities may be negatively and adversely impacted.

The performance of the Argentine economy may deteriorate due to current economic conditions and any significant decline may adversely impact Grupo Galicia’s financial condition.

According to the Argentine Institute of Statistics and Census (“INDEC”), Argentina’s Gross Domestic Product (“GDP”), in real terms, grew by 6.8% in 2008, 0.9% in 2009, 9.2% in 2010, 8.9% in 2011, 1.9% in 2012, and 3% in 2013. Thus, after the recovery observed in 2010 and 2011, in 2012 the economy suffered a slowdown as a result of the negative impact of lower crop yields, Brazil’s economic slowdown, and the deterioration in the investment climate due to heightened regulations and the domestic economy’s loss of competitiveness resulting from a level of inflation that exceeded the exchange depreciation rate. The reversal of some of these factors, primarily the improvement recorded in the agricultural sector and the recovery of the automotive sector as a result of a higher demand from Brazil, contributed to the acceleration of the Argentine economy in 2013. Despite these isolated events, the macroeconomic imbalances as well as the regulatory risks continue, creating risks as to the domestic economy’s performance.

A less favorable international economic environment, a lack of stability and competitiveness of the Peso against other foreign currencies, the low level of confidence among consumers and foreign and domestic investors, a higher inflation rate and future political uncertainties, among other factors, may affect the development of the Argentine economy and cause volatility in the local capital markets.

In addition, the Argentine economy may be subject to further deterioration as a result of the following economic conditions:

•	A limited availability of long-term credit;

•	difficulty in reducing the high spending growth rate;

•	inflation rate remains high;

•	the shortage of foreign currency, which limits economic growth and which could lead to additional restrictions on the foreign exchange market;

•	the ongoing review of the regulatory framework applicable to many private sector activities which remains uncertain; and

•	the dependency of economic recovery on high commodity prices, which are volatile and beyond the control of the Argentine government.

A slowdown in Argentina’s economic growth or an increased level economic instability may have a significant adverse effect on Grupo Galicia’s business, financial position and results of its operations and the trading price for its ADSs.

If the high levels of inflation continue, the Argentine economy and Grupo Galicia’s financial position and business could be adversely affected.

The high rate of economic growth in recent years, which has been fueled by Argentina’s full utilization of its installed productive capacity, along with expansive fiscal and monetary policies, has caused a high level of inflation in Argentina since 2007. According to INDEC data, the CPI grew 7.7% in 2009, 10.9% in 2010, 9.5% in 2011, 10.8% in 2012 and 10.9% in 2013; and the WPI increased 10.9% in 2009, 14.6% in 2010, 12.7% in 2011, 13.1% in 2012 and 14.7% in 2013. In the past, inflation has materially undermined the Argentine economy and the government’s ability to generate conditions that fostered economic growth. In addition, high inflation or a high level of volatility with respect to the same may materially and adversely affect the business volume of the financial system and prevent the growth of intermediation activity levels. This result, in turn, could adversely affect the level of economic activity and employment.

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

In addition to the above, the accuracy of the measurements of the INDEC is in doubt, and the current actual consumer and wholesale price indices may be significantly higher than those indicated by INDEC. If a correction of the CPI and other INDEC indices is deemed necessary, this may lead to a marked loss of confidence in the Argentine economy. A new index with nationwide coverage (the Índice de Precios al Consumidor Nacional urbano or IPCNu), the methodology of which was developed with help from the IMF, was recently introduced to replace the previous CPI index used by the INDEC that only covered the Autonomous City of Buenos Aires (“Buenos Aires”) and its outskirts. It is still too early to analyze the accuracy of the IPCNu, but initial figures were close to figures received from private consultants, which too reflect higher levels of inflation.

Argentina’s ability to obtain financing and to attract direct foreign investment is limited and may adversely affect Grupo Galicia’s financial position, results of operations and business.

As of the date hereof, Argentina has very limited access to foreign financing, primarily as a result of a default in December 2001 on its debt to foreign bondholders, multilateral financial institutions (e.g., the IMF and the Paris Club) and other financial institutions. Although in 2006, Argentina settled all of its outstanding debt with the IMF and between 2004 and 2010 carried out a variety of debt swaps with certain bondholders, the Government is still in default with some of the bondholders (holdout creditors) and with the Paris Club.

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

If Argentina does not fully recover its ability to access the international capital markets and attract direct foreign investment, there is a risk that the country will not obtain the requisite capital to restart the investment cycle and achieve a high economic growth rate. If this occurs, Argentina’s fiscal condition may be adversely affected, which could generate more inflation and undermine the Argentine government’s ability to implement economic policies designed to foster growth. The difficulty of sustaining economic growth in the long term, along with a reasonable stability in prices, may result in another episode of economic instability, which could have a material adverse effect on the prospects of the Argentine economy and, therefore, could have a material adverse effect on Grupo Galicia’s financial condition and operating results and on the trading prices for its ADSs.

A decline in the international prices of Argentina’s main commodity exports and an additional real appreciation of the Peso against the U.S. Dollar could affect the Argentine economy and create new pressures on the foreign exchange market, and have a material adverse effect on Grupo Galicia’s financial condition, prospects and operating results.

Argentina’s economic recovery since the 2001-2002 crisis has taken place within a context of increasing prices for commodity exports, such as soy, which represented 25% of Argentine exports in 2013. High prices for commodities have contributed to the increase in exports by Argentina since the third quarter of 2002, and have contributed to increased tax revenues for the Argentine government, mainly from export taxes (withholdings). However, this reliance on the export of certain commodities, such as soy, has made the Argentine more vulnerable to fluctuations in their prices.

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

In response to the 2001-2002 economic crisis, the Argentine government enacted several laws amending the regulatory framework governing a number of different activities. The Argentine government continues to exert significant control over the economy. For example, during fiscal year 2012, the Argentine Central Bank passed new regulations that require banks, including Banco Galicia, to provide loans with interest rates that are below the then prevailing market interest rates. In addition, political and social pressures could inhibit the Argentine government’s implementation of policies designed to maintain price stability, generate growth and enhance consumer and investor confidence.

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

During 2011 and 2012, Greece and, to a lesser extent, other European countries such as Portugal, Ireland, Spain and Italy, continued facing significant problems, and the risk of these issues continuing into the future continues to be a concern. The problems faced by the European Union’s periphery countries, resulting from a combination of factors such as low growth, fiscal woes and financial pressures, are particularly acute. Reestablishing financial and fiscal stability to offset the low or zero growth continues to pose a challenge. Since January 2014, the U.S. Federal Reserve began to reduce its asset purchase and monetary easing programs. Therefore, such changes could strengthen the U.S. Dollar vis-à-vis the Argentine Peso, increase pressure on commodity prices and lower U.S. capital in emerging markets.

A new global economic and/or financial crisis or the effects of deterioration in the current international context, could affect the Argentine economy and, consequently, Grupo Galicia’s results of operations, financial condition and the trading price for its ADSs.

The exchange rate used for financial reporting may not reflect Grupo Galicia’s economic reality.

It has been noted that an official exchange rate exists in Argentina that is lower than a blue-chip or market exchange rate. The official exchange rate between Pesos and Dollars, which is published by the Argentine Central Bank, was used for converting the amounts reflected in the financial statements of Grupo Galicia contained herein. As this official exchange rate is lower than the blue-chip or market exchange rate that exists in Argentina, the amounts contained in this annual report may not accurately reflect Grupo Galicia’s economic reality, which could affect Grupo Galicia’s purchasing power in Dollars and its capacity to meet its obligations denominated in Dollars which, in turn, could have a material adverse effect on the trading prices for Grupo Galicia’s ADSs.

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

During the first three months of 2014, the exchange rate of the Argentine peso suffered a devaluation of approximately 23% against the U.S. dollar. As a consequence, the exchange rate as of the date of this report may not be indicative of current or future exchange rates.

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

As a result of the 2001-2002 economic crisis, the volume of financial intermediation activity dropped dramatically: private sector credit plummeted from 24% of GDP in December 2000 to 7.7% in June 2004 and total deposits as a percentage of GDP fell from 31% to 23.2% during the same period. The depth of the crisis and the effect it had on depositors’ confidence in the financial system created uncertainty as to its ability to act as an intermediary between savings and credit. Further, the ratio of total financial system’s private-sector deposits and loans to GDP is low when compared to international levels and lower than the periods prior to the crisis, with loans to the private sector representing approximately 17% of GDP as of December 31, 2013.

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

Banco Galicia’s exposure to the public sector as of December 31, 2013 was Ps.5,321 million, representing approximately 6.5% of its total consolidated assets and 0.8 times its shareholders’ equity. Of this total, Ps.2,766 million corresponded to Argentine government securities, while the remaining Ps.2,555 million were Argentine Central Bank debt instruments. As a result, Banco Galicia’s income-generating capacity may be materially impacted, or may be particularly affected by the Argentine public sector’s repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above. Banco Galicia’s ability to honor its financial obligations may be adversely affected by the Argentine government’s repayment capacity or its failure to meet its obligations in regard to Argentine government obligations owed to Banco Galicia.

In the future, the Argentine government may impose new limitations on creditors’ rights in Argentina and on the possibility of enforcing certain guarantees, which could adversely affect the financial conditions of financial institutions, including Banco Galicia, the main subsidiary of Grupo Galicia.

To protect debtors affected by the 2001-2002 economic crisis, beginning in 2002, the Argentine government passed various laws and regulations that temporarily suspended the ability of creditors to enforce their guarantees and exert their rights under similar instruments established in financing agreements in the event of a default by the debtor. Such limitations have, in some cases, restricted Argentine creditors, such as Banco Galicia, from initiating actions and/or lawsuits to collect and recover on defaulted loans. While these rules have ceased to be applicable, in the event of an adverse economic environment or in other circumstances, the Government could pass new rules and regulations restricting the ability of creditors to enforce their rights pursuant to loan agreements, guarantees and similar instruments or documents, the impact of which may have an adverse effect on the business of financial institutions in Argentina, including those of Banco Galicia.

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

Final judgments entered against financial institutions under these class actions may affect the profitability of financial institutions in general and of Banco Galicia specifically in relation to class actions filed against Banco Galicia. If these class actions plaintiffs were to prevail, their success could have an adverse effect on the financial or insurance industry and, consequently, on Grupo Galicia’s business and financial condition. For further information regarding class actions brought against Banco Galicia, please refer to Item 8. “Financial Information–Legal Proceedings”.

Administrative procedures filed by the tax authorities of certain Argentine provinces against financial institutions, such as Banco Galicia (the primary subsidiary of Grupo Galicia) and amendments to tax laws applicable to Grupo Galicia could generate losses for Grupo Galicia.

Buenos Aires tax authorities, as well as certain provincial tax authorities, have initiated administrative proceedings against financial institutions in order to collect higher gross income taxes from such financial institutions from the year ended 2002 and onwards. The Argentine Federal Court of Appeals granted Banco Galicia a preliminary injunction in an amount corresponding to the Compensatory Bond (as defined below) in Banco Galicia’s challenge of an assessment by the Buenos Aires tax authorities. The Argentine Supreme Court of Justice affirmed the opinion of the Argentine Federal Court of Appeals, and the Court of Appeals therefore ordered the fiscal authority to refrain from starting tax enforcement proceedings or otherwise requesting precautionary measures for such purpose. The aim of the Compensatory Bond was to compensate financial institutions for losses that they would have otherwise incurred as a result of the measures implemented to confront the 2001-2002 economic crisis, in particular, the asymmetric pesification. The final decision regarding these proceedings remains uncertain and financial institutions, including Banco Galicia, may suffer substantial losses.

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

Grupo Galicia’s subsidiaries are under no obligation to pay any amount to enable Grupo Galicia to carry out investment activities and/or to cancel its liabilities, or to give Grupo Galicia funds for such purposes. Each of the subsidiaries is a legal entity separate from Grupo Galicia, and due to certain circumstances, legal or contractual restrictions, as well as to the subsidiaries’ financial condition and operating requirements, Grupo Galicia’s ability to receive dividends and its ability to develop its business and/or to comply with payment obligations, could be limited. Under certain regulations and agreements, Banco Galicia has restrictions related to dividend distribution. In particular, effective as of the end of 2011, the Argentine Central Bank implemented new regulations regarding dividend distribution. These new regulations established that after paying dividends, financial institutions must still have an excess of computable capital over the new minimum requirement of 75%, an increase from the previous requirement of 30%. As a result of these regulations, Banco Galicia was unable to declare dividends for the fiscal year ended December 31, 2013, and therefore the ability of Grupo Financiero Galicia to pay dividends has been negatively impacted. In addition, the Federal Public Revenue Authority enacted new regulation (effective since February, 2013), requiring an Anticipated Affidavit of (Financial) Payments Abroad (named “DAPE”) in order to complete payments of dividends to non-residents (among other concepts which are also subject to the mandatory DAPE).

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

A percentage of Banco Galicia’s liquidity is derived from local banks and the local capital market. As of December 31, 2013, Banco Galicia’s liquidity ratio was 30.78%, as measured by liquid assets as a percentage of total deposits (liquid assets that include cash, bank loans, holdings of securities issued by the Argentine Central Bank (“Lebac” and “Nobac”), net interbank loans, short-term placements with correspondent banks and repurchase agreement transactions in the local market). Any disruptions in the local capital market or in the local financial market, as have been experienced by Argentina in the past, may result in a reduction in availability and/or increased cost of financing for liquidity obtained from such sources. These conditions may impact Banco Galicia’s ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute its growth strategy. Any such event may adversely affect Banco Galicia’s financial position and/or results of operations.

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

Item 4. Information on the Company

History and Development of the Company

Our legal name is Grupo Financiero Galicia S.A. We are a financial services holding company that was incorporated on September 14, 1999, as a sociedad anónima (which is a stock corporation) under the laws of Argentina. As a holding company we do not have operations of our own and conduct our business through our subsidiaries. Banco Galicia is our main subsidiary and one of Argentina’s largest full-service banks. Through the operating subsidiaries of Tarjetas Regionales, a holding company controlled by Banco Galicia, and CFA (97% Banco Galicia, 3% Grupo Financiero Galicia S.A.) we provide proprietary brand credit cards throughout the “Interior” of the country and consumer finance services throughout Argentina. Argentines refer to the Interior (the “Interior”) as that part of the country’s territory different from the federal capital and the areas surrounding the city of Buenos Aires (“Greater Buenos Aires”), i.e., the provinces, including the Buenos Aires Province but excluding the city of Buenos Aires and its surroundings. Through Sudamericana and its subsidiaries we provide insurance products in Argentina. We directly or indirectly own other companies providing financial related products as explained herein. We are one of Argentina’s largest financial services groups with consolidated assets of Ps.83,156 million as of December 31, 2013.

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

Our agent for service of process in the United States is C T Corporation System, presently located at 111 8th Avenue, New York, New York 10011.

Organizational Structure

The following table illustrates our organizational structure as of December 31, 2013. Percentages indicate the ownership interests held. All of the companies shown in the chart are incorporated in Argentina, except for:

•	Galicia Uruguay (in liquidation), incorporated in Uruguay and currently not an operating financial institution.

•	Galicia Cayman, incorporated in the Cayman Islands.

EBA Holding S.A.
21.63%
Grupo Financiero Galicia S.A.
99.62% (1)
3%
Banco de Galicia y Buenos Aires S.A.
Compañía Financiera Argentina S.A.
97%
87.50%
Net Investment S.A.
12.50%
87.50%
Galicia Warrants S.A.
12.50%
87.50%
Sudamericana Holding S.A
12.50%
Banco Galicia Uruguay S.A. (In liquidation)
100%
Galicia (Cayman) Limited
100%
19.03%
Tarjetas Regionales S.A.
57.97%
98%
Tarjetas del Mar S.A.
2%
95%
Cobranzas y Servicios S.A.
5%
97%
Galicia Valores S.A. Sociedad de Bolsa
3%
5%
95%
Galicia Administradora de Fondos S.A. (2)
99.99%
Galicia Seguros S.A.
99.99%
Galicia Retiro Compañía de Seguros S.A.
99.99%
Sudamericana Asesores de Seguros S.A. (2)
95%
Procesadora Regional S.A.
5%
99%
Tarjetas Cuyanas S.A.
1%
99%
Tarjeta Naranja S.A.
1%
5%
95%
Cobranzas Regionales S.A.

(1)	Includes the 4.526385% increase as a result of the merger with Lagarcué SA and Theseus SA. See “-History-Grupo Financiero Galicia” below.
(2)	In February 2014 the name of the company was changed to Galicia Brokers Asesores de Seguros S.A.
(3)	On April 15, 2014, Banco de Galicia y Buenos Aires S.A. sold its 95% interest in Galicia Administradora de Fondos S.A. to Grupo Financiero Galicia S.A.

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

In August 2007, Grupo Financiero Galicia exercised its preemptive rights in Banco Galicia’s share issuance and subscribed for 93.6 million shares of Banco Galicia. The consideration paid for such shares consisted of: (i) US$102.2 million face value of notes due 2014 issued by Banco Galicia in May 2004, and (ii) cash. After the capital increase, Grupo Financiero Galicia held 94.66% of Banco Galicia’s shares, an increase from 93.60%.

In September 2013, Grupo Financiero Galicia announced that it had reached an agreement to merge Lagarcué S.A. and Theseus S.A. into Grupo Financiero Galicia. The consolidated financial statements prepared specifically for this merger were issued as of June 30, 2013 and the effective date of such merger was September 1, 2013.

This merger resulted in an increased ownership interest by Grupo Financiero Galicia in its principal subsidiary Banco Galicia of 25,454,193 Class “B” shares of Banco Galicia representing 4.526585% of the total capital stock of Banco Galicia previously owned by Lagarcué S.A. and Theseus S.A.

Consequently, Grupo Financiero Galicia agreed to increase its capital stock by issuing 58,857,580 new Class “B” shares representing 4.526585% of the outstanding capital stock of Grupo Financiero Galicia to be delivered to the shareholders of Lagarcué S.A. and Theseus S.A.

Additionally, Grupo Financiero Galicia, together with Banco Galicia and the shareholders of Lagarcué S.A. and Theseus S.A., signed a supplemental agreement governing operational issues and providing for the settlement and mutual withdrawal of any pending claims.

All documentation related to the merger of Lagarcué S.A. and Theseus S.A. into Grupo Galicia was approved at the Extraordinary Shareholders’ Meeting of Grupo Financiero Galicia held on November 21, 2013, including the exchange ratio and the above mentioned capital increase of Ps.58,857,580 through the issuance of 58,857,580 Class B shares, with a face value of Ps.1, one vote per share, entitled to participate in the profits of the financial year beginning on January 1, 2013.

On December 18, 2013, the definitive merger agreement contemplating the merger of Lagarcué S.A. and Theseus S.A. into Grupo Galicia was registered in a public deed pursuant to the terms of paragraph 4 of article 83 of the Ley de Sociedades Comerciales (Law No. 19,550, as amended, the Commercial Corporations Law or “Corporations Law”), and effective as of September 1, 2013. Therefore, 25,454,193 Class “B” shares of Banco Galicia, representing 4.526585 % of its capital stock previously owned by Lagarcué S.A. and Theseus and S.A. were transferred to Grupo Financiero Galicia. As a result, Grupo Financiero Galicia owns 560,199,603 shares of Banco Galicia, representing 99.621742 % of its capital stock and voting rights.

On February 25, 2014, the Board of Directors of Grupo Financiero Galicia resolved to issue an offer to acquire all remaining shares of Banco Galicia owned by third parties, amounting to 2,123,962 shares, at an amount of Ps.23.22 per share, which was approved by the Comisión Nacional de Valores (the “National Securities Commission”, or the “CNV”) on April 24, 2014.

On February 27, 2014, by Resolution No. 17,300, the Board of the CNV consented to the merger of Lagarcué S.A. and Theseus S.A into Grupo Financiero Galicia and to the above mentioned increase in capital of Grupo Financiero Galicia.

As of the date of this annual report, Grupo Financiero Galicia owned 99.62% of Banco Galicia.

In 2000, Net Investment was established as a holding company, of which Grupo Financiero Galicia owned 87.5%. In 2000, Grupo Financiero Galicia also entered the bank insurance business acquiring a participation in Sudamericana and in 2001 acquired the 87.5% of Galicia Warrants. As of the date of this annual report, Grupo Financiero Galicia owns the 87.5% of each company, with the remaining 12.5% being held by Banco Galicia.

In January 2005, Grupo Financiero Galicia created Galval, a securities broker based in Uruguay, with the aim of providing trading and custody services. On September 4, 2012, the Board of Directors approved the sale of Grupo Galicia’s 100% interest in Galval. Such transaction was approved by the Central Bank of Uruguay in June 2013 and occurred on June 13, 2013.

In March 2008, GV Mandataria was incorporated with the purpose of carrying out securities-related representations, mandates and commissions of all types, involving both domestic and international companies. Grupo Financiero Galicia held 100% of GV Mandataria’s stock. The GV Mandataria liquidation process was finalized during the year ended December 31, 2013.

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

As part of its growth strategy, in 1995 Banco Galicia began a new expansion phase into the Interior of Argentina where high growth potential was believed to exist. Typically the Interior is underserved relative to Buenos Aires and its surroundings with respect to access to financial services and its population tends to use fewer banking services. Between 1995 and 1999, Banco Galicia acquired equity interests in entities or formed several non-banking companies providing financial services to individuals in the Interior through the issuance of proprietary brand credit cards. See “-Regional Credit Card Companies” below. In addition, in 1997, Banco Galicia acquired a regional bank that was merged into it, with branches located mainly in Santa Fe and Córdoba, two of the wealthiest and more populous provinces.

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

Restructuring of the Foreign Debt of Banco Galicia’s Head Office in Argentina and its Cayman Branch

On May 18, 2004, Banco Galicia successfully completed the restructuring of US$1,320.9 million of the debt of Banco Galicia’s Head Office and its Cayman Branch, consisting of bank debt (including debt with multilateral credit agencies) and bonds. This amount represented 98.2% of the foreign debt eligible for restructuring. As of December 31, 2013, the principal amount of old debt, the holders of which did not participate in the exchange offer was US$0.8 million.

Banco Galicia paid creditors who elected to participate in the cash offer and the Boden offer and issued (i) US$648.5 million of long-term Dollar-denominated debt instruments, of which US$464.8 million were Dollar-denominated notes due 2014 (referred to as the “Step Up Notes Due 2014” or the “2014 Notes”) and (ii) US$399.8 million of medium-term Dollar-denominated debt instruments, of which US$352.8 million were Dollar-denominated notes due 2010 (referred to as the “Floating Rate Notes Due 2010” or the “2010 Notes”).

In January 2010, Banco Galicia paid the last amortization installment of its 2010 Notes, for a principal amount of US$34.2 million and in November 2010, Banco Galicia redeemed all its 2014 Notes, for an outstanding principal amount of US$102.3 million.

During February 2011, Banco Galicia partially redeemed capitalized interest of its Subordinated Notes Due 2019 for US$90.1 million (and accrued interest thereof for US$1.4 million), which amount was capitalized between January 1, 2004 and December 31, 2010, and was originally scheduled to be paid on January 1, 2014.

In addition, in December 2011, with respect to such notes, Banco Galicia made an advance payment of interest, including both interests that capitalized from January 1, 2011 to June 30, 2011, of US$5.5 million (and accrued interest thereof for US$0.3 million). Such payment was originally scheduled to be made on January 1, 2014.

As of December 31, 2013, the outstanding principal amount of debt resulting from the above-mentioned restructuring amounted to US$240.9 million. During the first days of 2014 cumulative interest accrued on these notes was paid. For more information see Item 5.A. “Operating Results-Contractual Obligations” and “Operating Results-Funding”.

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

As of the date of this annual report, Galicia Uruguay is in the process of being liquidated and therefore was not engaged in any active business and its restructured debt (time deposits and notes) has been repaid in full.

Galicia Cayman was established in 1988 in the Cayman Islands as another alternative service location for Banco Galicia’s customers. Galicia Uruguay’s situation adversely affected its subsidiary Galicia Cayman, which commenced voluntary liquidation and surrendered its banking license effective as of December 31, 2002. In May 2003, Galicia Cayman together with the provisional liquidators designated by the Grand Court of the Cayman Islands completed a debt restructuring plan and, with the authorization of such Court, presented it to all of its creditors for their consideration. The plan was approved in whole on July 10, 2003 by the vote of 99.7% of its creditors, exceeding the legal majority required, and became effective and mandatory for all creditors. On February 2, 2006, the Grand Court of the Cayman Islands declared the plan as terminated and ended the involvement of any third parties in the company’s management beginning on February 23, 2006.

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

In 1995, Banco Galicia made the first investment in this business by acquiring a minority stake in Tarjeta Naranja S.A. (“Tarjeta Naranja”) and in 1997 increased its ownership to 80%. This company had begun operations in 1985 in the city of Córdoba, by marketing “Tarjeta Naranja”, its proprietary brand credit card, in this city and had enjoyed local growth.

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

In 1999, Banco Galicia reorganized its participation in this business through Tarjetas Regionales, a holding company wholly owned by Banco Galicia and Galicia Cayman, which owns the shares of Tarjeta Naranja, Comfiar S.A., Tarjetas Cuyanas, and Tarjetas del Mar. In addition, between 1999 and 2000, Tarjetas Regionales acquired Tarjetas del Sur S.A., a credit card company operating in southern Argentina. In March 2001, Tarjetas del Sur S.A. merged into Tarjeta Naranja.

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

As of December 31, 2013, Banco Galicia held directly 57.97% of Tarjetas Regionales while through Galicia Cayman held 19.03%. In turn, Tarjetas Regionales held 99.0% of Tarjeta Naranja and 99.0% of Tarjetas Cuyanas.

These companies have experienced a significant expansion of their customer bases, in absolute terms and with respect to the range of customers served, number of cards issued, distribution networks and size of operations, as well as a technological upgrade and general modernization. By mid 1995, Tarjeta Naranja had approximately 200,000 cards outstanding. As of December 31, 2013, the Regional Credit Card Companies, on a consolidated basis, had approximately 8.0 million issued cards and were the largest proprietary brand credit card operation in Argentina.

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

Sudamericana Holding

In 1996, Banco Galicia entered the bank insurance business, through the establishment of a joint venture with Hartford Life International to sell life insurance and annuities, in which it had a 12.5% interest. In December 2000, Banco Galicia sold its interest in this company and purchased 12.5% of Sudamericana, a subsidiary of Hartford Life International. As a result of various acquisitions, Grupo Financiero Galicia owns 87.5% of Sudamericana (with the remaining 12.5% being held by Banco Galicia) which offers life, retirement and property and casualty insurance products in Argentina through its subsidiaries Galicia Seguros S.A. (“Galicia Seguros”), which provides property and casualty and life insurance, Galicia Retiro Compañía de Seguros S.A. (“Galicia Retiro”), which provides retirement insurance and Galicia Broker Asesores de Seguros S.A., an insurance broker (“Galicia Broker”).

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

As of December 31, 2013, the equity investment held by Net Investment is equivalent to 0.19% of such company’s net worth.

For fiscal year 2014, the board of directors of Net Investment analyzes various business alternatives and opportunities.

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

On September 4, 2012, the Board of Directors approved the sale of the 100% of Grupo Financiero Galicia’s interest in Galval. This transaction was approved by the Central Bank of Uruguay in June 2013 and was consummated on June 13, 2013.

GV Mandataria (liquidated)

The main purpose of GV Mandataria de Valores S.A. (“GV Mandataria”) (liquidated) was to represent, act as agent and carry out brokerage activities for domestic and foreign companies. As a result of the international financial crisis and its impact on financial brokerage, GV Mandataria did not achieve its economic goals. During the fiscal year ended December 31, 2012, the decision was made to reduce the number of shareholders to only one, Grupo Financiero Galicia.

On November 12, 2012, GV Mandataria’s extraordinary shareholders’ meeting approved a proposal for the dissolution and liquidation of GV Mandataria pursuant to Section 94, Subsection 8, of the Corporations Law. During the fiscal year ended December 31, 2013, the liquidation process in respect of GV Mandataria was completed.

Business

Banking

Banco Galicia is our largest subsidiary. Banco Galicia operates in Argentina and substantially all of its customers, operations and assets are located in Argentina. Banco Galicia is a bank that provides, directly or through its subsidiaries, a wide variety of financial products and services to large corporations, small and medium-sized companies, and individuals.

Banco Galicia is one of Argentina’s largest full-service banks and is a leading provider of financial services in Argentina. According to information published by the Argentine Central Bank, as of October 31, 2013, Banco Galicia ranked second in terms of assets, deposits and loan portfolio within private-sector banks in Argentina. As of the same date, Banco Galicia also ranked first among private-sector domestic banks in terms of assets, loans and deposits. Its market share of private sector deposits and of loans to the private sector was 9.19% and of 8.79% respectively, as of the end of 2013. On a consolidated basis, as of the end of fiscal year 2013, Banco Galicia had total assets of Ps.82,217.0 million, total loans of Ps.55,279 million, total deposits of Ps.51,410 million, and its shareholders’ equity amounted to Ps.6,741 million.

Banco Galicia provides a full range of financial services through one of the most extensive and diversified distribution platforms amongst private-sector financial institutions in Argentina. This distribution platform, as of December 31, 2013, was comprised of 261 full service banking branches, located throughout the country, 1,715 ATMs and self-service terminals owned by Banco Galicia, phone banking and e-banking facilities. Banco Galicia’s customer base, on an unconsolidated basis, was comprised of more than 2.7 million customers, who were comprised of mostly individuals but who also included more than 67,000 companies. Banco Galicia has a strong competitive position in retail banking, both with respect to individuals and small and medium-sized companies. Specifically, based on internal studies undertaken by Banco Galicia, it is estimated that Banco Galicia is one of the primary providers of financial services to individuals, one of the largest providers of credit cards, the primary private-sector institution serving the small and medium-sized companies sector, and has traditionally maintained a leading position in the agriculture and livestock sectors. Banco Galicia’s primary clients are classified into two categories, the Wholesale Banking Division and the Retail Banking Division.

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

During fiscal year 2013, the Wholesale Banking division of Banco Galicia provided assistance to more than 67,000 companies in Argentina through multiple credit lines to finance from working capital to medium- to long-term investment projects. The commitment to the country’s business activity becomes clear in the Bank’s total loan portfolio structure (unconsolidated with Tarjetas Regionales or Compañía Financiera Argentina), of which 59% accounts for the financing of production-related sectors. Out of this total, 69% of such financing was disbursed to small and medium-sized companies and the agricultural sector, and the remainder of such financing to large companies and corporations.

During 2013, Ps.55,800 million was disbursed as loans to companies across the country and the total commercial loans portfolio increased by 28%. The offer of Peso and Dollar-denominated medium- and long-term financing continued being improved through a broad offer of agreements with domestic and international agencies, such as the International Finance Corporation (“IFC”), the Inter-American Development Bank (“IDB”), FONTAR (Fondo Tecnológico Argentino), the Netherlands Development Finance Company (“FMO”), the Promotion et Participation pour la Coopération Economique (“Proparco”) and Bank for Investment and Foreign Trade (“BICE”). Additionally, the benefits of all subsidized credit lines or lines with special conditions offered by the national and provincial public sector were offered to customers.

In addition to investment in capital goods, through the “Credit Line for Productive Investment” (a credit line that financial entities are required to offer, pursuant to Communiqué “A” 5380 and Communiqué “A” 5449) in order to finance investment projects to purchase capital goods and/or to finance the construction of facilities to produce goods and/or services and to market goods (excluding inventories), Banco Galicia disbursed more than Ps.3,500 million for approximately 8,000 loans, 68% of which was disbursed to micro-, small- and medium-sized companies.

With the purpose of improving efficiency and achieving synergies within the Bank, the Corporate Banking Centers Management Model was launched, which provides for the creation of service centers for corporate clients and the coordination of Banco Galicia branches and these service centers. During the fiscal year ended December 31, 2013, two new service centers were opened in the cities of Río Cuarto and Junín. Each such service center is composed of a team of specialized professionals who provide solutions designed according to the needs of the area where such corporate clients conduct business.

Galicia Office, Banco Galicia’s corporate e-banking service, provides a quick, dynamic and safe channel to manage the online accounts of corporate customers and continues to grow year after year. In this respect, Galicia Office’s transaction volumes increased by 67%, totaling nearly Ps.925,000 million, as compared to the Ps.553,800 million in fiscal year ended December 31, 2012. In order to continue improving the services offered as part of Galicia Office, new functionalities were added which enhanced the quality of information received by customers and the manner in which customers can access such information. Furthermore, Banco Galicia offered online training through Galicia Office to customers in various areas across the country.

Corporate Banking

This segment is comprised of companies whose revenues start at Ps.700 million. During the 2013 fiscal year, Banco Galicia consolidated its leading position in this segment, as per its presence in assessment and market penetration indices, as a result of planned commercial management, tailor-made financial and non-financial solutions, and the offer of specialized advisory services from a professional team.

The ongoing financial support and the cash management service (which includes products such as Cobranza Integrada Galicia (Galicia Integral Collection), Pago a Proveedores (Payment to Suppliers) and Pago de Haberes (Direct Payroll Deposits)), made it possible for Banco Galicia to increase its treasury volumes by more than 60% as compared to the fiscal year ended December 31, 2012.

During the fiscal year, the Corporate Banking division actively took part in the structuring of debt transactions and capital markets issuances, bolstering its leading positions in such transactions.

With respect to foreign trade transactions, the service model for such segment was supplemented in order to provide more expedient and tailor-made professional services in respect of the same.

Companies

This segment is comprised of companies whose revenues range from Ps.70 million to Ps.700 million. Among these types of companies, Banco Galicia is the leading bank in the segment, standing out in all business sectors.

During the fiscal year ended December 31, 2013, both cross-selling and transactional levels remained high, supported by the fact that the Companies segment practically fully incorporated the corporate e-banking solution, Galicia Office. Additionally, there was an increased presence throughout Argentina by the opening of additional Corporate Banking Centers with officers and service representatives specializing in the geographic area and business of such companies. These officers provide attentive, professional advice, credit assistance and technical support to selected groups of companies. There are a total of 12 Corporate Banking Centers throughout Argentina.

During fiscal year 2013, financing offered to companies, both for working capital and for financing investment projects, including the “Credit Line for Productive Investment” financing option that was described in the Wholesale Banking section introduction amounted to more than Ps.6,000 million.

Agricultural and Livestock Sector

For the eighth year in a row, according to the annual survey of ICASA/Mora y Araujo Consultant for Chacra Magazine that establishes the best positioned brands in this sector, Banco Galicia was ranked first among private banks in the agriculture and livestock sector. Further, Banco Galicia continued to improve its business model in respect of the agriculture sector by creating and implementing a new service model in order to provide additional focus on small producers in the agricultural business and to meet customer service demands.

This directly correlates to its offering of products relating to such sector. Tarjeta Galicia Rural holds more than 43% of the market share of credit card-related transactions in this segment, having experienced a 58% increase in sales volumes, as compared to the 2012 fiscal year. For example, more than 90 interest-free agreements were entered into with leading agricultural and livestock sector companies.

Noteworthy among the business activities carried out during the 2013 fiscal year were multiple financing offers to finance agricultural campaigns, including the structuring of loans to best suit each producer’s needs and the development of capital market transactions for such segment.

During the 2013 fiscal year, the eleventh edition of the Excelencia Agropecuaria La Nación - Banco Galicia Award (La Nación-Banco Galicia’s Agricultural Excellence Award) was achieved and Banco Galicia - Revista Chacra a la Gestión Solidaria del Campo Award (Banco Galicia-Chacra Magazine’s Rural Solidarity Award) and CAPA-Banco Galicia Award to the agricultural journalism were granted. Banco Galicia continued supporting the research and outreach activities of Producir Conservando Foundation and of Universidad Austral as well as continuing its support of the work of Asociación Argentina de Productores en Siembra Directa (Argentine Association of No-till Farming) and Consorcios Regionales de Experimentación Agrícola (Agricultural Experimentation Regional Consortiums) with a view towards spreading the agriculture certified in Argentina.

Foreign Trade

During the 2013 fiscal year, the foreign trade volumes (imports plus exports) amounted to US$17,758 million, which accounts for 11% of the trade balance.

In order to continue rendering specialized services and advice, and in order to maintain a strong presence throughout Argentina, new foreign trade officers joined the team for the micro-, small- and medium-sized companies segment.

Banco Galicia continued to renew and update Galicia Comex, its foreign trade specialized website, which seeks to ease, simplify and quicken customers’ transactions, by incorporating new training material and regulatory updates.

Out of the total foreign trade transactions, 47% were carried out through electronic banking, indicating a 4 percentage point (“p.p.”) increase in fiscal year 2013 as compared to fiscal year 2012. With the purpose of conducting electronic transactions in a safer, faster and more comfortable manner, improvements were added to the electronic transfer form.

Capital Markets and Investment Banking

Banco Galicia’s capital market activity is focused on corporate debt transactions and, to a lesser extent, on securitization transactions. In addition, Banco Galicia contributes to the optimization of its affiliated companies’ financing strategies.

Non-Financial Public Sector

Services provided to the non-financial public sector include e-collection and payment solutions to various agencies, municipalities and universities, with technology-based, value-added solutions that facilitate and enhance daily operations according to transactional needs.

During 2013, non-financial public sector work was intended to strengthen the use of foreign trade tools among customers. This sector grew with regard to collection and payment products, generating new transactional cash flows that were later converted into demand deposits.

Retail Banking

The Retail Banking Division manages Banco Galicia’s business with individuals from all income brackets, micro and smaller businesses (i.e., those businesses with annual revenues below Ps.70 million) and small retailers and professionals. Retail Banking provides a wide range of financial products and services, encompassing transactions, loans, and investments. On the transactions side, Banco Galicia offers its customers checking and savings accounts, credit and debit cards, and payroll direct deposit, among other services. Banco Galicia’s customers have access to its services through its branch network as well as through its electronic distribution channels. See “-Sales and Marketing.”

Retail Banking continued consolidating its commercial strategy by segment, focusing on the small companies and business and professionals segment. In addition, “Move” was launched as a value proposal for the young adult segment, with the goal of attracting customers at a low cost and positioning Banco Galicia as a leader in this age group.

Further, during fiscal year 2013, the “Lean” project was implemented with the goal of expediting the provision of service in order to have less crowded branches and to improve customer service. At the end of 2013 it has been implemented in 70% of the branches and we expect to cover our entire distribution network during the second half of 2014.

As of December 31, 2013, the Retail Banking Division’s total customers amounted to 1.9 million, representing a 9% increase from the fiscal year ended December 31, 2012.

During 2013, service platforms were strengthened, with new services and technology being offered to customers in the business and small- and medium-sized companies segment as well as for users of Galicia Éminent, a service aimed at the high-income customer segment. Furthermore, with respect to the rest of the portfolio, efforts were made to define different activities, characteristics, business models and processes suitable for each group of customers identified. Banco Galicia worked on developing special offers for certain groups, such as women, young adults and retirees.

For the young adult segment, Banco Galicia developed a new service aimed at university students with the goal of attracting customers creating lasting loyalty. This is an online program with a mobile application without branch services. Furthermore, this project includes debit cards with new features, such as a picture and chips that are used for the university entry system. Banco Galicia entered into a strategic alliance with ISIC (International Student Identity Card), the only non-profit association that globally certifies students and offers more than 50,000 benefits in Argentina and worldwide.

A comprehensive proposal was created to target women by creating a private, simple and distinctive channel of communication between them and Banco Galicia. The proposal is marketed under the slogan “Vamos los jueves para nosotras” (Let’s go, Thursdays are just for us). A virtual forum was created on bancogalicia.com, where women can find tax advice, information necessary to plan trips and savings recommendations, among other things.

For the mass income segment, in order to develop new customers, the minimum income to have access to a credit card was reduced, thus making it possible for low-income individuals to have access to credit and financing.

For the business and small- and medium-sized companies segment, Banco Galicia primarily worked on attracting new customers and developing and increasing its portfolio profitability. Such business strategy is based on the following three points: solutions, proximity and advisory services. The latter was based on a series of innovative actions that differentiate Banco Galicia from its competitors and developing positioning activities focused on providing advice to businessmen from small- and medium-sized companies through four “Buenos Negocios” (Good Businesses) events. These events included training activities and business meetings for more than 2,500 customers in Buenos Aires, Rosario, Córdoba and Mar del Plata, and for 2,000 more customers through online streaming. Banco Galicia also took part in seven sector-specific fairs. Banco Galicia also launched the buenosnegocios.com community website, which received almost 900,000 visits during the first year after its launch. The segment reached 192,000 customers by the end of 2013, developing products that generate deposits, such as foreign trade, payroll and collection services.

Galicia Éminent, a service aimed at the high-income customer segment, reached 126,000 customers in 2013, attaining a 33% penetration in this market segment and, based on internal studies conducted by Banco Galicia, achieved the goals set for the year: i.e., being the leader with regard to satisfaction, achieving brand recognition, increasing its number of customers, increasing its volume of deposits, and becoming the first choice of clients over competing products in the market. The “QuieroViajes Éminent” trip platform was created, with a website and a specialized call center to guarantee a differentiating experience vis-à-vis other products or segments. Experiences and benefits in this platform were also upgraded to keep up with the highly competitive market.

Banco Galicia believes it continued to be the leader in the direct deposit of salaries (i.e., customers for whom their employers deposit their salaries directly at Banco Galicia) based on internal studies undertaken by Banco Galicia, increasing by 7.5% the number of customers as compared to 2012 and thus increasing its market share.

In order to improve efficiency and render more immediate and interactive services, Banco Galicia strengthened its digital platform, by including content suitable for the different profiles of its customers. During 2013, Banco Galicia stopped sending printed newsletters and instead began publishing a digital newsletter that is available at bancogalicia.com. In addition, over 500,000 customers currently receive their account statement or credit card statement electronically.

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

During 2013, Private Banking significantly participated in the placement of primary issuances of bonds and establishment of financial trusts, estimating to being one of the major referrals within the domestic retail market based on internal studies undertaken by Banco Galicia.

One of the Private Banking goals, similar to the Bank’s strategy to differentiate from competitors through quality of service, is the focus on customer service. For the sixth year in a row, the Private Banking Division has obtained the ISO 9001 Certification for its Customer Service Model and is preparing the recertification for 2014, while continuing with its customer loyalty and satisfaction assessment programs. The high index achieved with respect to the general perception of the services rendered exceeds the general market levels.

Banco Galicia has placed special emphasis on its personal loan customer base and has aimed at sustaining growth while maintaining its excellent low-risk levels.

Banco Galicia improved and simplified its credit limit granting process by allowing online offers to be available, as a result, over 80% of the credit applications are automatically granted through this sales channel.

Banco Galicia provides a wide offering of services according to each customer’s income and credit profile. A personal loan can be accessed immediately by visiting any of its branches, by phone, from home banking, ATMs and self-inquiry terminals.

The credit and debit card business continued its strong growth during 2013, with a 41% increase in purchases, as compared to 2012, and over 200 million transactions during 2013, representing a 10% increase as compared to transactions during 2012. The Bank’s market share in the banking means of payment (i.e., credit and debit cards business) reached 13.2%.

During the 2013 fiscal year, over 360,000 primary cards and 320,000 additional cards were issued, totaling over 4 million cards. With 1,300 business agreements, Banco Galicia provides benefits to its customers at 12,000 stores in various industries and throughout the country. Customers can also take advantage of several benefits through the Quiero! Fidelity Program, and plan trips through the QuieroViajes program.

Banco Galicia’s extensive network of branches is one of the key components of its distribution network, and one of its most important competitive advantages. Banco Galicia’s distribution network is supported by its intranet, information technology systems, customer incentives offered in connection therewith and the constant monitoring of its customer service quality.

As of December 31, 2013, Banco Galicia’s geographical distribution of its branches was as follows:

Geographical Area	Number of Branches
City of Buenos Aires	86
Greater Buenos Aires	69
Rest of the Province of Buenos Aires	31
Santa Fe	16
Córdoba	15
Mendoza	9
Chubut	5
Entre Ríos	4
Río Negro and Tucumán	3 each
Corrientes, La Pampa, Misiones, San Luis and Tierra del Fuego	2 each
Catamarca, Chaco, Formosa, Jujuy, La Rioja, Neuquén, Salta, Santa Cruz, Santiago del Estero and San Juan	1 each

Total	261

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

Consumption

Through its Regional Credit Card Companies and CFA, Banco Galicia offers financing for low- and mid-income consumer segments.

Regional Credit Card Companies

The companies devoted to the issuance of regional credit cards and the provision of financing transactions to consumers are subsidiaries of Banco Galicia through Tarjetas Regionales (Tarjeta Naranja and Tarjetas Cuyanas).

Through the Regional Credit Card Companies, Tarjetas Regionales is the largest non-bank credit card issuer in Argentina and one of the largest in Latin America, in each case, based on the number of credit cards issued. It is also one of the two largest merchant acquirers in Argentina and one of the largest credit card processors in Argentina. As of December 31, 2013, Tarjetas Regionales had more than 3.0 million active accounts, 8.0 million issued credit cards and more than 216,000 affiliated merchants. As of the same date, Tarjetas Regionales estimated that its market share of issued credit cards in Argentina was approximately 18% and of active accounts in Argentina was approximately 20%. As the credit card processor for all of its credit card operations, Tarjetas Regionales processes approximately 135 million transactions per year.

Tarjetas Regionales has a distinctive business model that it believes is well-suited to developing economies in Latin America and to the cultural background of its clients. Its business model of credit card issuance and related credit services focuses on the specific needs of lower- and lower-middle-income clients through personalized and attentive services using its extensive network of branches. Tarjetas Regionales’ client base is primarily in the Interior, where each of its brands has a leading presence in its coverage area. Its current expansion efforts in Argentina are focused on the Greater Buenos Aires.

As of the end of the second quarter of 2012, Tarjeta Naranja Dominicana S.A.’s shareholders decided to sell Banco Múltiple León S.A. (holder of the remaining 50% interest in Tarjeta Naranja Dominicana S.A.’s capital stock) Tarjeta Naranja Dominicana S.A.’s rights related to customers and to start the liquidation of the company.

Through the Regional Credit Card subsidiaries, Tarjetas Regionales issues, operates and processes its own branded credit cards, the Tarjeta Naranja credit card and the Tarjeta Nevada credit card, which allow credit card holders to charge purchases of goods and services in the network of merchants that have agreed to accept these proprietary credit cards. As of December 31, 2013, these proprietary credit cards accounted for, on average, approximately 55% of its issued credit cards and approximately 79% in terms of its average monthly purchase volumes. Tarjetas Regionales also offers its clients international credit card brands such as Visa, MasterCard and American Express that are issued by Banco Galicia on its behalf. In addition to its credit card business, Tarjetas Regionales also extends personal loans, through the Regional Credit Card Companies, to its clients either for the account of the Regional Credit Card Companies or for the account of Banco Galicia at the election of the relevant Regional Credit Card Company. Tarjetas Regionales provides its products and services through an extensive network of 260 branches, client service centers and other points of sale strategically located in most major Argentine cities. Its branch network provides a critical service and payment interface for its clients, which allows it to provide targeted client service and form relationships with its clients and affiliated merchants.

For a breakdown of the Regional Credit Card Companies’ revenues for the last three financial years, see Item 5.A. “Operating Results-Results by Segments-Regional Credit Cards”.

Compañía Financiera Argentina

CFA is the leading financial company in Argentina in the personal loan business. As of December 31, 2013, CFA’s assets were over Ps.3,641 million and its shareholders’ equity was Ps. 1.010 million. CFA employed 1,170 people. With 59 branches and 36 points of sale throughout Argentina, CFA offers its products to 536,000 customers, who belong, in general, to the low-to-medium income segments, characterized by limited interaction with traditional banks. Such customers often seek a more simplified and quick processing regime for their loans and other banking products.

Main products:

•	Efectivo Sí - Loans

•	Personal Loans: Unsecured personal loans payable in installments.

•	Consumer Loans: Product to finance purchases of goods through merchants associated with CFA, without using any cash or credit cards. Such goods include home appliances, household goods and construction materials.

•	Payroll Loans: Granted to affiliates or associate members of mutuals, cooperatives, unions, and to companies’ employees.

•	Loans to Public Sector Employees: Loans targeted to public sector employees on the national level, which are deducted directly from their salary.

•	Efectivo Sí - Savings

•	Time Deposits: An investment alternative which allows customers to receive returns over its invested money in a quick and streamlined manner.

•	Savings Account and Debit Card: Mainly aimed at retired individuals who receive their salaries through Efectivo Sí.

•	Efectivo Sí - Cards

•	Credit Cards: CFA is the issuer of Visa and MasterCard, both at domestic and international level.

•	Efectivo Sí - Insurance

•	Insurance: CFA sells different types of insurance policies from leading companies of the market to meet customers’ needs.

•	Retirement and pension payment - National Social Security Administration: Aimed at retired individuals and pensioners collecting their payments at CFA.

Throughout the year, the Efectivo Sí trademark has strengthened, mainly through advertising in major soccer tournaments organized by the Argentine Soccer Association.

CFA’s net income for fiscal year 2013 amounted to Ps.139 million. At year end, its loan portfolio, net of allowances for loan losses, exceeded Ps.3.020 million, representing a 32 % increase as compared to fiscal year 2012 and had strong portfolio quality ratios.

CFA’s objective is to secure, maintain and expand its leading position in the consumer finance market. During 2014, CFA expects to further grow and consolidate its customer portfolio and boost credit card circulation. With respect to financing, it will seek financing from the domestic capital market by issuing trusts and notes, and it will focus on increasing financing through time deposits at its branches.

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

The Financial Operations Division is responsible for, among other things, managing liquidity and the different financial risks of Banco Galicia, based on the parameters determined by the board of directors of Banco Galicia. It manages positions in foreign currency and government securities, and it also acts as an intermediary and distributes financial instruments for its own customers (institutional investors) and corporate customers and individuals. It participates in different markets in its capacity as an agent in respect of the Mercado Abierto Electrónico (“MAE”) and as a member of the Rosario Futures Exchange (“ROFEX”), Financial Products Division. Through Galicia Valores, this division offers customers the ability to buy and sell securities on the BASE.

In 2013, Banco Galicia was ranked 2nd in the MAE’s annual ranking for transactions of fixed-income instruments.

Foreign trade transactions amounted to US$16,800 million, 6 % higher than in 2012. In addition, Dollar trading transactions significantly decreased as a result of foreign exchange restrictions from US$1,300 million in 2012 to US$74 million in 2013. In the wholesale market, the total volume traded among banks in the MAE decreased by 6%, as compared to 2012, from US$61,700 million in 2012 to US$58,200 million in 2013, whereas the volume traded by Banco Galicia increased by 37%, from US$3,700 million in 2012 to US$5,050 million in 2013, which caused an improvement in Banco Galicia’s rankings from fifth to third, according to MAE’s ranking.

Banco Galicia ranked first in the traded volume of interest rate futures with a total of Ps.3,500 million, and third in the traded volume of swaps with a total of Ps.480 million.

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

The Bank’s activities include the provision of support to the Assets and Liabilities Committee through the analysis and quantification of the risks associated with different business strategies and market scenarios, as well as the follow-up of liquidity policies and currency mismatches, whether due to regulations of the Argentine Central Bank or other Banco Galicia operations, and the assessment of the Bank’s funding unit results of operations through a transfer pricing method so as to assess the profitability of each business unit, isolated from the rate, term and currency risk exposure.

Banco Galicia distributes the FIMA mutual funds through its broad distribution network (branches, electronic banking and telephone banking) to different customer segments (institutions, companies and individuals), while it acts as custodian of the assets that make up the funds in its role as depository. Galicia Administradora de Fondos is the company that manages investments and determines the value of the mutual fund units on a daily basis. The total value of the FIMA funds equity grew 86% to Ps.6,631 million, as compared to the fiscal year ended December 31, 2012, accounting for 9.1% of the market share.

Insurance

Galicia Seguros is a provider of a variety of property and casualty and life insurance products. Its most important line of business is group life insurance, including employee benefit plans and credit related insurance. With regard to property and casualty insurance products, it primarily underwrites home and ATM theft insurance. Galicia Retiro provides annuity products, and Galicia Broker is an insurance broker. In the 2012 fiscal year, Galicia Seguros, together with three other insurance companies, created Nova Re Compañía Argentina de Reaseguros S.A., which aims to increase the reinsurance offers in the Argentinean market. These companies operations are all located in Argentina.

Total insurance production of the aforementioned insurance companies amounted to Ps.1,322 million during 2013, 41% higher than the volume of premiums of the previous year (Ps.939 million).

This increase in insurance production was recorded mainly for Galicia Seguros, with Ps. 383.6 million more premiums written than in the same period of the previous fiscal year. As regards Galicia Seguros’ business transactions, the focus was placed on continuing to increase the company’s turnover and sales, which in 2013 amounted to Ps.396 million of annualized premiums. This represented a 46% growth as compared to the previous year, thus increasing the insurance policy lapse ratio and extending the types of coverage offered by adding insurance policies in new lines of business, including liability insurance and burial insurance.

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

Within the current economic framework, measures aimed at complying with the goals established in the Business Plan will continue during 2014.

Other Businesses

Net Investment: this company has performed its activities in the areas of intercompany e-commerce, with the purpose of creating and exchanging synergies with Banco Galicia’s business activities.

During the 2010 fiscal year, Net Investment purchased shares of a company that carries out activities related to online business development. Further, during the 2011 fiscal year, the shareholders of Net Investment decided to amend the corporate purpose in order to be able to invest in additional companies in related, accessory and/or supplementary activities. As of December 31, 2013, the equity investment held by Net Investment was equivalent to 0.19% of such company’s net worth.

For fiscal year 2014, the board of directors of Net Investment is analyzing business alternatives and opportunities.

Galicia Warrants: this company is a leading company in the deposit certificates and warrants issuance market. It has been conducting transactions since 1994, supporting medium and large companies with respect to stock custody. Galicia Warrants’ main objective is to enable its customers to access credit and financing secured by the property kept under custody. Galicia Warrants’ main customers belong to the agricultural, industrial and agro-industrial sectors, as well as exporters and retailers. The growth experienced by the Argentine economy and the increased activity in the industrial and agro-industrial sectors resulted in higher demand for credit and, therefore, an increase in financing-related activities. As a result of such growth, together with the demand for short- and mid-term financial services, in the fiscal year December 31, 2013, Galicia Warrants recorded Ps.28.8 million in income from services and a net income of to Ps.11.9 million.

Galval: this company mainly generated fee income from brokerage and custodial services. On September 4, 2012, the Board of Directors resolved to approve the sale of 100% of its interest in Galval. In June 2013, the Uruguayan Central Bank approved this transaction and it occurred on June 13, 2013.

GV Mandataria (liquidated): this company was created to carry out representations, mandates and commissions of all types, whether involving domestic or international companies.

As a result of the international financial crisis and its impact on GV Mandataria’s business, it did not achieve its economic goals. During the fiscal year ended December 31, 2012, the decision was made to reduce the number of shareholders to only one, Grupo Financiero Galicia.

On November 12, 2012, the company’s extraordinary shareholders’ meeting approved a proposal for the dissolution and liquidation of the company pursuant to Section 94, Subsection 8, of the Corporations Law. In August 2013 GV Mandataria was liquidated.

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

Banco Galicia’s estimated deposit market share of private-sector deposits in the Argentine financial system was 9.19% as of December 31, 2013, as compared to 9.11% as of December 31, 2012 and 8.78% as of December 31, 2011.

With respect to loans to the private sector, Banco Galicia’s Argentine market share was 8.79% as of December 31, 2013, as compared to 9.03% and 8.63% as of December 31, 2012 and December 31, 2011, respectively.

According to the information published by the Argentine Central Bank, as of October 31, 2013, Banco Galicia was the second largest private-sector bank as measured by its assets, its deposits and its loan portfolio and ranked fourth in terms of net worth.

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

Argentine Banking System

As of October 31, 2013, the Argentine financial system consisted of 82 financial institutions, of which 65 were banks and 17 were financial non-bank institutions (including finance companies, credit unions and savings and loans associations). Of the 65 banks, 12 were Argentine national and provincial government-owned or related banks. Of the 53 private-sector banks, 33 were private-sector domestically-owned banks; 20 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks); and 1 was a cooperative bank, also domestically-owned.

As of the same date, the largest private-sector banks, in terms of total deposits, were: Banco Santander Río, Banco Galicia, BBVA Banco Francés, Banco Macro, HSBC Bank, Credicoop and Patagonia. Banco Galicia, Banco Macro and Credicoop are domestically-owned banks and the others are foreign-owned banks. According to information published by the Argentine Central Bank as of October 31, 2013, private-sector banks accounted for 53.8% of total deposits and 59.6% of total net loans in the Argentine financial system. Argentine financial industry regulations do not raise significant entry or exit barriers, nor do they make any differentiation between locally or foreign-owned institutions. The only cooperative bank is active principally in consumer and middle-market banking, with a special emphasis on the lower end of the market. As of October 31, 2013, financial institutions (other than banks) accounted for approximately 0.4% of deposits and 3.4% of net loans in the Argentine financial system.

As of October 31, 2013, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación and Banco de la Provincia de Buenos Aires. Under the provisions the Financial Institutions’ Law, public-sector banks have comparable rights and obligations to private banks, except that public-sector banks are usually chosen as depositaries for public-sector revenues and promote regional development and certain public-sector banks have preferential tax treatment. The bylaws of some public-sector banks provide that the governments that own them (both national and provincial governments) must guarantee their commitments. Under current law, Banco de la Provincia de Buenos Aires is not subject to any taxes, levies or assessments that the Argentine government may impose. According to information published by the Argentine Central Bank, as of October 31, 2013, government-owned banks and banks in which the national, provincial and municipal governments had an ownership interest accounted for 45.9% of deposits and 37.1% of loans in the Argentine financial system.

Consolidation has been a dominant theme in the Argentine banking sector since the 1990’s, with the total number of financial institutions declining from 214 in 1991 to 82 at October 31, 2013, with the ten largest banks holding 76% of the system’s deposits from the private sector and 70% of the system’s loans to the private sector as of October 31, 2013.

Foreign banks continue to have a significant presence in Argentina, despite the fact that the number of foreign banks decreased by 20 through October 2013, as compared to the end of 2001, and that foreign banks’ share of total deposits has decreased since the 2001-2002 crisis while the share of domestic private-sector banks has increased.

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

The Regional Credit Card Companies believe that their diversified and consistent funding sources, significant network of branches, robust information technology infrastructure, relationships with over 216,000 merchants and the brand recognition they enjoy provide them with a competitive edge to consolidate and expand their market share in their target market segment, making it difficult for new players to effectively compete in this market segment on a national scale.

Compañía Financiera Argentina

CFA markets all of its financial products mainly to medium and low income segments. CFA’s main competitors are: Banco Cetelem, Banco Columbia, Banco de Servicios y Transacciones Cooperativa la Capital del Plata, Caja de Crédito Cuenca, Banco de Servicios Financieros, Banco Supervielle and Banco Sáenz (Frávega Group). Based on internal studies undertaken by CFA, it is estimated that CFA is ranked 10th within national personal loans market, over entities such as Citibank, Cordial Cía.Financiera S.A., Banco Supervielle, Banco Credicoop and Banco Hipotecario.

CFA also faces competition with certain entities which render non-regulated services, or small chains, located in less populated cities. Some big chains also offer their own financing, such as Garbarino, Frávega, Megatone and Riveiro, financed through the issuance of financial trusts.

Insurance

Sudamericana’s subsidiaries face significant competition since, as of December 2013, the Argentine insurance industry was comprised of approximately 184 insurance companies, 37 of which were dedicated exclusively to life insurance and 18 to annuities. Subsidiaries of foreign insurance companies and the world’s largest insurance companies with global operations are among these companies. In addition, as of that date, the number of brokers amounted to approximately 26,026 individuals and 551 companies.

During 2013, the insurance industry continued growing. Production amounted to Ps.91 billion, 36.3% higher than the level recorded for 2012.

Out of the total insurance production, 80% relates to property insurance, 18% relates to life and personal insurance, and 2% relates to retirement insurance.

Within the 80% corresponding to property insurance, the automotive insurance segment continues to be the most significant segment, representing 44%, followed by the workers’ compensation segment, representing 34%.

Within the life insurance segment, the group life insurance segment is the most significant, representing 67%, followed by individual life insurance, representing 14%, and personal accident insurance, representing 14%.

As of June 2013, based on internal studies undertaken by Galicia Seguros it is estimated that Galicia Seguros ranked fourth in terms of net premiums for life insurance policies underwritten and first in terms of net premiums for home insurance policies underwritten.

Sales and Marketing

Banco Galicia’s, the Regional Credit Card Companies’ and CFA’s distribution capabilities are our principal marketing channels. Our distribution network is one of the largest and most flexible distribution platforms in the country and has nationwide coverage. The network of offices of the Regional Credit Card Companies, located in the Interior, mainly serves the medium and low income segments of the population, who tend to use fewer banking and financial services. CFA’s network serves the low income segment of the population, mainly in Buenos Aires and its outskirts. Through Banco Galicia, we operate a nationwide distribution network, which is one of the most extensive and diversified distribution networks among private-sector financial institutions in Argentina.

December 2013
Branches (number)
Bank Branches	261
Regional Credit Card Cos. Branches	204
CFA Branches	95
Business Centers and In-House Facilities	31
Eminent’s space with Private-Banking	16
Electronic Banking Terminals (number)
ATMs	837
Self-Service Terminals	878
Electronic Banking Transactions (thousands per month)
ATMs + Self-Service Terminals	9,419
Phone-Banking	448
e-banking	37,917

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

All of Banco Galicia’s individual and corporate customers have access to Banco Galicia’s electronic distribution channels, including the ATM and self-service terminals network, a multifunction call center, an e-banking website (www.bancogalicia.com) and a mobile banking service platform Galicia Móvil.

Likewise, Banco Galicia currently has over 1 million customers who find social networks a means to talk to Banco Galicia quickly, effectively and frankly. Banco Galicia consistently focuses on adapting to the varying situations that result from the use of social media, using these opportunities as a chance to improve its relationship with its customers. Through its work on the digital platform, Banco Galicia has established an excellent reputation regarding its online services, providing not only traditional services, but also involving the use of social networks, cellular phones and transactional, informative and communicative services, with the purpose of promoting the Bank’s business and establishing effective channels of communication with its current and potential customers. Banco Galicia is client service oriented and assigns great importance to its service model and seeks to improve it constantly.

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

CFA markets its products through a network of 59 branches and 36 points of sales, located throughout Argentina. The company leads the personal loan business among financial institutions in Argentina and offers its products to customers who belong, in general, to the low-to-medium income segments, characterized by limited interaction with traditional banks. As such, CFA offers its product “Efectivo Si Consumer Loans” in approximately 900 active merchants, while the agreements are offered out of the branches through different channels. Such customers often seek a more simplified and quick processing regime for their loans and other banking products.

To market its products, Sudamericana’s subsidiaries mainly use Banco Galicia’s, the Regional Credit Card Companies’ and CFA’s distribution networks. They also use the sales officers of Galicia Broker. In addition Sudamericana has a telemarketing center of its own.

Property

The following are our main property assets, as of December 31, 2013:

Property	Address	Square Meters (approx.)	Main Uses
Grupo Financiero Galicia
- Owned	-Tte. Gral. Juan D. Perón 456, 2nd floor, Buenos Aires, Argentina	191	Administrative activities
Banco de Galicia y Buenos Aires S.A.
- Owned	-Tte. Gral. Juan D. Perón 407, Buenos Aires, Argentina	18,183	Administrative activities
	-Tte. Gral. Juan D. Perón 430, Buenos Aires, Argentina	41,511	Administrative activities
	-Florida 361, Buenos Aires, Argentina	7,300	Administrative activities
	-Corrientes 6287, Buenos Aires, Argentina	4,800	Land for corporate building
- Rented	-San Martín 178/200, Buenos Aires, Argentina	3,600	Administrative activities
	-Corrientes 411, 3rd and 4th floors, Buenos Aires, Argentina	2,100	Administrative activities
Banco Galicia Uruguay S.A. (in liquidation)
- Rented	-Bernardina Fragoso de Rivera 1438, Montevideo, Uruguay	580	Storage
	- Dr. Luis A. de Herrera 1052 - Tower C, Unit 1309, Montevideo, Uruguay	87	Administrative activities
Tarjeta Naranja S.A.
- Owned	-Sucre 152, 154 and 541, Córdoba, Argentina	6,300	Administrative activities
	-Humberto Primo, Córdoba, Argentina	4,900	Administrative activities
	-Jujuy 542, Córdoba, Argentina	853	Administrative activities
	-Ruta Nacional 36, km. 8, Córdoba, Argentina	49,200	Storage
	-Río Grande, Tierra del Fuego, Argentina	309	Administrative activities
	-San Jerónimo 2348 and 2350, Santa Fe, Argentina	1,475	Administrative activities
- Rented	-Sucre 145/151, La Rioja 359, 364 and 375, Córdoba, Argentina	4,450	Administrative activities and printing center
	-Av. Colón 377, Córdoba, Argentina	300	Administrative activities
	Av. Corrientes 3135, CABA, Argentina	1,124	Administrative activities
Tarjetas Cuyanas S.A.
- Rented	-Belgrano 1415, Mendoza, Argentina	1,160	Administrative activities
	-Belgrano 1462 Anexo II y III, Mendoza, Argentina	474	Administrative activities and printing center Administrative activities
	-Belgrano 1478 Anexo I Casa Matriz, Mendoza, Argentina	1,156	Administrative activities
	-Olascoaga 348, San José, Guaymallén, Mendoza, Argentina	580	Storage
Compañía Financiera Argentina
- Rented	-Paseo Colón 746, 3rd floor, Buenos Aires, Argentina	9,275	Administrative Activities
Galicia Warrants S.A.
- Owned	-Tte. Gral. Juan D. Perón 456, 6th floor, Buenos Aires, Argentina	118	Administrative activities
	-Alsina 3396/3510, San Miguel de Tucumán, Tucumán, Argentina	12,800	Storage
- Rented	-Alto Verde, Chicligasta, Tucumán, Argentina	2,000	Storage
	-Santa Marta, Alderete, Tucumán, Argentina	2,100	Storage
Galicia Seguros S.A.
- Owned	-Maipú 241, Buenos Aires, Argentina	3,261	Administrative activities

As of December 31, 2013, our distribution network consisted of:

•	Banco Galicia: 261 branches located in Argentina, 140 of which were owned and 121 of which were rented by Banco Galicia, located in all of Argentina’s 23 provinces.

•	Tarjeta Naranja: 213 sales points located in 21 of the 23 Argentine provinces, 162 of which were rented by the company.

•	Tarjetas Cuyanas: 47 sales points in the provinces of Mendoza, San Juan, San Luis, Santiago del Estero, La Pampa, La Rioja, Catamarca, Neuquén, Rio Negro, Salta, Jujuy and Tucumán, all of which were leased.

•	CFA: 41 branches, 38 mini-branches and 16 payment centers, all of which were leased and with at least one branch located in each of Argentina’s provinces.

Capital Investments and Divestitures

During 2013, our capital expenditures amounted to Ps.989.1 million, distributed as follows:

•	Ps.343.5 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.645.6 million in organizational and IT system development expenses.

During 2012, our capital expenditures amounted to Ps.868.0 million, distributed as follows:

•	Ps.299.6 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.568.4 million in organizational and IT system development expenses.

During 2011, our capital expenditures amounted to Ps.584.6 million, distributed as follows:

•	Ps.198.6 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.386.0 million in organizational and IT system development expenses.

These capital expenditures were made mainly in Argentina.

During fiscal year 2011, the 5% interest in CFA owned by Tarjetas Regionales SA was acquired by Grupo Financiero Galicia SA (3%) and by Banco Galicia (2%, which, when added to its previous interest, totaled 97%).

In February 2012, Tarjetas Regionales carried out a capital increase that was mainly subscribed for by the minority shareholders of its subsidiaries, Tarjeta Naranja and Tarjeta Cuyanas, and which was predominantly funded by the contribution of such minority shareholders’ holdings in such subsidiaries. The Bank’s direct and indirect interest in Tarjetas Regionales amounted to 77% of the capital stock with the remaining 23% of the capital stock held by the minority shareholders who became shareholders in Tarjetas Regionales. As a result of this transaction, Tarjetas Regionales’ direct and indirect interest in Tarjeta Naranja and Tarjetas Cuyanas amounts to 100% of the capital stock of such subsidiaries.

As a result of a number of acquisitions of shares in the market, since December 16, 2013, Grupo Financiero Galicia increased its ownership of outstanding shares in and voting rights for its subsidiary Banco Galicia to 95.0%, reaching a position of nearly total control according to Argentine regulations. On December 19, 2013, Grupo Financiero Galicia announced that it had finalized the merger of Lagarcué S.A. and Theseus S.A. into Grupo Financiero Galicia, further increasing its ownership interest in Banco Galicia by 4.5% (which was previously owned by Lagarcué S.A. and Theseus S.A). As a result of the foregoing transactions, as of the year ended December 31, 2013, Grupo Financiero Galicia controlled 99.6% of the capital stock of Banco Galicia.

During the 2012 fiscal year, Galicia Seguros invested Ps.11.7 million for the formation of a reassurance company (Nova Re Compañía Argentina de Reaseguro S.A.), controlling 39% of the capital stock and voting rights of such company.

In October 2013, Galicia Seguros approved the sale of its 4% ownership interest in Nova Re to Patria Re, a Mexican reassurance company. This transaction is subject to the corresponding authorization of the National Insurance Superintendency and once it is approved Galicia Seguros will continue to own 35% of Nova Re.

On February 25, 2014, the Board of Directors of Grupo Financiero Galicia resolved to acquire the remaining 2,123,962 shares of Banco Galicia held by third parties at a price of Ps.23.22 per share. This transaction is subject to the authorization of the National Securities Commission.

Investment planning

We have budgeted capital expenditures for the fiscal year ending December 31, 2014, for the following purposes and amounts:

	(In millions of Pesos)
Infrastructure of Corporate Buildings, Tower and Branches (construction, furniture, equipment, phones and other fixed assets)	Ps.	488.2
Organizational and IT System Development		683.1

Total	Ps.	1,171.3

These capital expenditures will be made mainly in Argentina.

Management considers that internal funds will be sufficient to finance fiscal year ended December 31, 2014 capital expenditures.

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

The exchange rate used in translating Pesos into Dollars, which is used in calculating the convenience translations included in the following tables is the Reference Exchange Rate published by the Argentine Central Bank, which was Ps.6.5180, Ps.4.9173 and Ps.4.3032 per US$1.00 as of December 31, 2013, December 31, 2012 and December 31, 2011, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or any other rate. See Item 3. “Key Information-Exchange Rate Information”.

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

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2013.

	Fiscal Year Ended December 31, 2013 (*)
	Pesos			Dollars			Total
	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	3,754.8	568.2	15.13	400.9	27.3	6.80	4,155.7	595.5	14.33
Loans
Private Sector	44,965.0	11,367.8	25.28	2,940.2	137.9	4.69	47,905.2	11,505.7	24.02
Public Sector	6.8	—	—	—	—	—	6.8	—	—

Total Loans (1)	44,971.8	11,367.8	25.28	2,940.2	137.9	4.69	47,912.0	11,505.7	24.01

Other	2,008.9	364.4	18.14	83.1	7.3	8.78	2,092.0	371.7	17.77

Total Interest-Earning Assets	50,735.5	12,300.4	24.24	3,424.2	172.5	5.04	54,159.7	12,472.9	23.03

Cash and Gold	6,343.7	—	—	3,467.0	—	—	9,810.7	—	—
Equity in Other Companies	1,445.5	—	—	262.5	—	—	1,708.0	—	—
Other Assets	5,671.6	—	—	624.8	—	—	6,296.4	—	—
Allowances	(2,058.5)	—	—	(72.5)	—	—	(2,131.0)	—	—

Total Assets	62,137.8	—	—	7,706.0	—	—	69,843.8	—	—

Liabilities and Equity
Deposits
Checking Accounts	0.1	—	—	1.0	—	—	1.1	—	—
Savings Accounts	7,140.1	14.5	0.20	937.9	—	—	8,078.0	14.5	0.18
Time Deposits	21,781.6	3,755.2	17.24	1,475.0	17.4	1.18	23,256.6	3,772.6	16.22

Total Interest-Bearing Deposits	28,921.8	3,769.7	13.03	2,413.9	17.4	0.72	31,335.7	3,787.1	12.09

Other Financial Entities	1,270.5	316.2	24.89	442.3	8.4	1.90	1,712.8	324.6	18.95
Debt Securities	2,152.8	429.6	19.96	4,197.5	439.9	10.48	6,350.3	869.5	13.69
Other	155.8	15.7	10.08	224.2	14.8	6.60	380.0	30.5	8.03

Total Interest-Bearing Liabilities	32,500.9	4,531.2	13.94	7,277.9	480.5	6.60	39,778.8	5,011.7	12.60

Demand Deposits	11,264.1	—	—	463.9	—	—	11,728.0	—	—
Other Liabilities	10,894.6	—	—	1,113.4	—	—	12,008.0	—	—
Minority Interests	711.3	—	—	—	—	—	711.3	—	—
Shareholders’ Equity	5,617.7	—	—	—	—	—	5,617.7	—	—

Total Liabilities and Equity	60,988.6	—	—	8,855.2	—	—	69,843.8	—	—

Spread and Net Yield
Interest Rate Spread			10.30			(1.56)			10.43
Cost of Funds Supporting Interest-Earning Assets			8.93			14.03			9.25
Net Yield on Interest-Earning Assets			15.31			(8.99)			13.78

(*)	Rates include the CER adjustment.
(1)	Non accruing loans have been included in average loans.

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

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates, by currency of the underlying asset or liability, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average yield/rate for (i) the fiscal year ended December 31, 2013 compared with the fiscal year ended December 31, 2012; and (ii) the fiscal year ended December 31, 2012, compared with the fiscal year ended December 31, 2011. Differences related to both rate and volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year 2013/ Fiscal Year 2012, Increase (Decrease) due to changes in			Fiscal Year 2012/ Fiscal Year 2011, Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of Pesos)
Interest Earning Assets
Government Securities
Pesos	(230.7)	103.9	(126.8)	106.4	(64.2)	42.2
Dollars	15.4	9.8	25.2	1.9	—	1.9

Total	(215.3)	113.7	(101.6)	108.3	(64.2)	44.1
Loans(1)
Private Sector
Banco Galicia and Regional Credit Card Companies
Pesos	3,388.8	132.9	3,521.7	2,287.6	487.1	2,774.7
Dollars	(35.1)	(23.7)	(58.8)	(11.8)	59.2	47.4

Total	3,353.7	109.2	3,462.9	2,275.8	546.3	2,822.1
Public Sector
Pesos	—	—	—	—	—	—
Dollars	—	—	—	—	—	—

Total	—	—	—	—	—	—
Other
Pesos	(51.9)	33.0	(18.9)	85.7	90.1	175.8
Dollars	(0.7)	4.5	3.8	(9.1)	7.6	(1.5)

Total	(52.6)	37.5	(15.1)	76.6	97.7	174.3
Total Interest-Earning Assets
Pesos	3,106.2	269.8	3,376.0	2,479.7	513.0	2,992.7
Dollars	(20.4)	(9.4)	(29.8)	(19.0)	66.8	47.8

Total	3,085.8	260.4	3,346.2	2,460.7	579.8	3,040.5

Interest Bearing Liabilities
Demand Account
Pesos	—	—	—	—	—	—
Dollars	—	—	—	—	—	—

Total	—	—	—	—	—	—
Savings Account
Pesos	3.5	0.5	4.0	3.3	(3.4)	(0.1)
Dollars	—	—	—	—	—	—

Total	3.5	0.5	4.0	3.3	(3.4)	(0.1)
Time Deposits
Pesos	1099.7	433.5	1533.2	705.5	230.6	936.1
Dollars	(0.9)	3.9	3.0	(1.2)	4.3	3.1

Total	1098.8	437.4	1536.2	704.3	234.9	939.2
With Other Financial Entities
Pesos	81.1	42.6	123.7	46.9	10.8	57.7
Dollars	(13.2)	(10.2)	(23.4)	7.6	13.1	20.7

Total	67.9	32.4	100.3	54.5	23.9	78.4
Notes
Pesos	221.7	21.8	243.5	117.5	2.0	119.5
Dollars	48.8	30.3	79.1	68.6	5.6	74.2

Total	270.5	52.1	322.6	186.1	7.6	193.7
Other liabilities
Pesos	(8.6)	4.7	(3.9)	9.7	0.7	10.4
Dollars	(39.3)	21.7	(17.6)	(0.9)	1.4	0.5

Total	(47.9)	26.4	(21.5)	8.8	2.1	10.9
Total Interest Bearing Liabilities
Pesos	1397.4	503.1	1900.5	882.9	240.7	1123.6
Dollars	(4.6)	45.7	41.1	74.1	24.4	98.5

Total	1392.8	548.8	1941.6	957.0	265.1	1222.1

(1)	Non accruing loans have been included in average loans.

The increase of Ps.3,346.2 million in interest income for the fiscal year ended December 31, 2013, as compared to the previous year, is mainly explained by the Ps.3,085.8 million benefit from the increase in the volume of interest-earning assets, together with the Ps.260.4 million increase in interest rates.

In particular, the Ps.3,376.0 million benefit from Peso-denominated assets was mainly due to an increase in volume, mainly as a result of the increase in loans to the private sector. Likewise, the increase in interest rates in Pesos was primarily a result of the 117 basis points (“b.p.”) increase in the average interest rate for loans to the private sector, from 22.85% to 24.02%, and to the higher average interest rate on government securities denominated in Pesos, from 13.48% to 15.13%, mainly as a consequence of the higher average rate accrued on Lebac and Nobac, as well as on Bonar 2015 Bonds.

The Ps.29.8 million negative net change in Dollar-denominated assets reflects a decrease of Ps.9.4 million as a result of the decrease in the interest rate for interest-earning assets, together with a Ps.20.4 million decrease in the volume of interest-earning assets held.

In terms of interest expenses, the Ps.1,941.6 million increase for the fiscal year ended December 31, 2013, as compared to 2012, is primarily a result of the increase in the volume of time deposits, as well as the higher amount of notes outstanding, which was primarily attributable to the issuances of notes by Tarjeta Naranja, Tarjetas Cuyanas, CFA and Grupo Financiero Galicia.

Interest-Earning Assets-Net Yield on Interest-Earning Assets

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest earned, and illustrates the net yields and spreads obtained, for each of the periods indicated.

	Fiscal Year Ended December 31,
	2013	2012	2011
	(in millions of Pesos, except percentages)
Total Average Interest-Earning Assets
Pesos	50,735.5	38,971.0	27,677.8
Dollars	3,424.2	3,865.6	4,263.5

Total	54,159.7	42,836.6	31,941.3

Net Interest Earned (1)
Pesos	7,769.1	6,293.7	4,424.6
Dollars	(308.1)	(237.1)	(186.4)

Total	7,461.0	6,056.6	4,238.2

Net Yield on Interest-Earning Assets (2) (%)
Pesos	15.31	16.15	15.99
Dollars	(9.00)	(6.13)	(4.37)

Weighted-Average Yield	13.78	14.14	13.27

Interest Spread, Nominal Basis (3) (%)
Pesos	10.30	11.31	11.56
Dollars	(1.56)	(0.12)	(0.61)

Weighted-Average Yield	10.43	11.38	11.13

Credit Related Fees Included in Net Interest Earned
Pesos	222.7	191.5	146.2
Dollars	5.9	0.4	—

Total	228.6	191.9	146.2

(1)	Net interest earned corresponds to the net financial income (“Financial Income” minus “Financial Expenses”, as set forth in the Income Statement), plus (i) financial fees included in “Income from Services - In Relation to Lending Transactions” in the Income Statement,(ii) contributions to the Deposits Insurance Fund included in the item with the same denomination that is part of the “Financial Expenses” caption in the Income Statement, and (iii) contributions and taxes on financial income included in the Income Statement under “Financial Expenses - Others”; minus (i) net income from corporate securities, included under “Financial Income/Expenses - Interest Income and Gains/Losses from Holdings of Government and Corporate Securities”, in the Income Statement,(ii) differences in quotation of gold and foreign currency included in the item with the same denomination that is part of the Financial Expenses/Income caption in the Income Statement, and (iii) the premiums and adjustments on forward transactions in foreign currency, included in the item “Financial Income-Others” in the Income Statement. Net interest earned also includes income from government securities used as security margins in repurchase agreement transactions. This income/loss is included in “Miscellaneous Income/Loss - Others” in the Income Statement. Net income from government securities includes both interest and gains/losses due to the variation of market quotations.
(2)	Net interest earned, divided by average interest-earning assets.
(3)	Interest spread, nominal basis is the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities.

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

	Fiscal Year Ended December 31,
	2013	2012	2011
	(in millions of Pesos)
Government Securities
Pesos
Recorded at Cost plus Yield	396.1	595.7	162.4
Bonar Bonds	392.0	558.1	—
Others	4.1	37.6	162.4
Recorded at Fair Value	491.3	98.8	93.1
Bonar Bonds	459.4	89.1	61.1
Others	31.9	9.7	32.0
Issued by Argentine Central Bank	2,077.0	2,685.3	4,917.9
Lebac Unquoted	1,110.2	1,165.5	713.5
Lebac Quoted	948.8	1,309.2	10.3
Nobac Unquoted	—	46.6	637.4
Nobac Quoted	18.0	125.5	2,146.0
Nobac Repurchase Agreement Transactions	—	—	66.5
Lebac Repurchase Agreement Transactions	—	38.5	1,344.2

Total Government Securities in Pesos	2,964.4	3,379.8	5,173.4

Dollars
Recorded at Cost plus Yield	740.9	228.5	—
Government Bonds	740.9	228.5	—
Recorded at Fair Value	251.6	19.8	54.3
Boden 2015 Bonds	17.2
Government Bonds	234.4	19.8	54.3

Total Government Securities in Dollars	992.5	248.3	54.3

Total Government Securities	3,956.9	3,628.1	5,227.7

Corporate Securities	30.4	0.2	3.1
Corporate Equity Securities (Quoted) in Pesos		0.2	3.1
Corporate Equity Securities (Quoted) in Dollars	30.4	—	—

Allowances	—	(1.2)	—

Total Government and Corporate Securities	3,987.3	3,627.1	5,230.8

In 2013 we increased our holdings of Argentine government securities denominated in Dollars, securities recorded at cost plus yield and securities recorded at fair value.

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

	As of December 31, 2013
	Holdings	Forward Purchases (1)	Forward Sales (2)	Spot purchases to be settled	Spot sales to be settled	Net Position
	(in millions of Pesos)
Government Securities
Holdings Recorded at Cost plus Yield
Pesos	396.1	—	—	—	—	396.1
Dollars	740.9	—	—	0.3	(1.0)	740.2
Holdings Recorded at Fair Value
Pesos	491.3	—	(127.1)	3.4	(0.3)	367.3
Dollars	251.6	—	—	24.7	(36.7)	239.6
Securities issued by the Argentine Central Bank
Pesos	2,077.0	408.9	—	79.8	(10.6)	2,555.1
Total Government Securities	3,956.9	408.9	(127.1)	108.2	(48.6)	4,298.3

Corporate Equity Securities (Quoted)	30.4	—	—	—	(4.6)	25.8

Total Government and Corporate Securities	3,987.3	408.9	(127.1)	108.2	(53.2)	4,324.1

(1)	Forward purchases include securities granted as collateral.
(2)	Forward sales include government securities deposits.

The net position of government securities as of December 31, 2013 amounted to Ps.4,324.1 million.

The net position of government securities at cost plus yield issued in Pesos, for Ps.396.1 million, mainly corresponds to Bonar 2015 Bonds, for Ps.392.0 million. The net position of government securities at cost plus yield issued in Dollars amounts to Ps.740.2 million and can primarily be attributed to debt issued by the provinces of Chubut, Neuquén, Entre Ríos and to the Argentine Savings Bond for Economic Development (BAADE), a sovereign bond issued in Dollars by the Government of Argentina designed for financing public investment projects in strategic sectors, infrastructure and hydrocarbons, such as energy plants and YPF.

The net position corresponding to government securities at fair value in Pesos, in the amount of Ps.367.3 million, mainly corresponds to Bonar 2014 Bonds equal to Ps.429.2 million, which position was partially offset by a negative position equal to Ps.127.1 million as a result of the receipt of deposits of the Bonar 2015 Bonds. The net position of government securities at fair value in Dollars can primarily be attributed to debt issued by the provinces of Entre Ríos, Buenos Aires, Mendoza and Neuquén.

Regarding securities issued by the Argentine Central Bank, the net position corresponds to our holding of Lebac and Nobac in the amount of Ps.2,555.1 million.

The net position of corporate equity securities equal to Ps.25.8 million corresponds to our holding of Class XV notes issued by YPF S.A.

Remaining Maturity and Weighted-Average Yield

The following table analyzes the remaining maturity and weighted-average yield of our holdings of government and corporate securities as of December 31, 2013. Our government securities portfolio yields do not contain any tax equivalency adjustments.

Maturity Yield
	Total Book Value	Maturing within 1 year		Maturing after 1 year but within 5 years		Maturing after 5 years but within 10 years		Maturing after 10 years
		Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)
	(in millions of Pesos, except percentages)
Government Securities
Recorded at Fair Value
Pesos	491.3	455.9	79.3%	30.8	22.1%	3.1	23.2%	1.4	10.2
Dollars	251.6	21.5	-1.1%	224.7	-1.7%	—	—	5.4	8.3
Recorded at Cost plus Yield
Pesos	396.1	200.1	24.1%	196.0	24.1%	—	—	—	—
Dollars	740.9	75.6	4.6%	665.3	3.5%	—	—	—	—
Instruments Issued by the Argentine Central Bank
Pesos	2,077.0	2,014.0	19.1%	63.0	15.0%	—	—	—	—
Securities Without Quotation
Pesos	—	—	—	—	—	—	—	—	—
Dollars	—	—	—	—	—	—	—	—	—

Total Government Securities	3,956.9	2,767.2	28.8%	1,179.7	7.0%	3.1	23.2%	6.9	8.7%

Corporate Debt Securities	30.4	30.4	2.5%

Total Portfolio	3,987.3	2,797.6	28.6%	1,179.7	7.0%	3.1	23.2%	6.9	8.7%

(1)	Effective yield based on December 31, 2013 quoted market values.

As of December 31, 2013, we had the following investments in securities of issuers that exceeded 10% of our shareholders’ equity.

	December 31, 2013
In millions of Pesos	Issuer	Book Value	Market Value
Securities issued by the Argentine Central Bank	Argentine Central Bank	2,077.0	2,070.9
Government Securities Bonar	National Government	392.0	396.5

Total		2,469.0	2,467.4

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

	As of December 31,
	2013	2012	2011	2010	2009
	(in millions of Pesos)
Principal and Interest
Non-Financial Public Sector	0.2	0.1	1.0	3.2	5.0
Local Financial Sector	632.8	356.6	326.2	80.6	25.4
Non-Financial Private Sector and Residents Abroad (1)
Advances	3,348.9	3,097.8	2,302.1	979.2	630.1
Promissory Notes	13,322.5	10,459.7	6,412.3	4,534.3	3,205.4
Mortgage Loans	1,803.4	1,158.8	959.5	950.2	964.3
Pledge Loans	480.7	310.7	202.3	119.2	64.8
Personal Loans	8,050.7	7,283.1	5,785.7	4,093.6	1,724.4
Credit Card Loans	27,388.7	19,279.0	13,392.2	9,120.1	5,691.3
Placements in Banks Abroad	586.1	277.5	66.0	215.3	440.7
Other Loans	1,236.8	1,619.4	2,462.5	2,081.2	1,387.9
Accrued Interest, Adjustment and Quotation Differences Receivable	827.1	660.5	420.8	277.1	178.8
Documented Interest	(270.6)	(200.7)	(165.6)	(81.8)	(54.2)

Total Non-Financial Private-Sector and Residents Abroad	56,774.3	43,945.8	31,837.8	22,288.4	14,233.5

Total Gross Loans	57,407.3	44,302.5	32,165.0	22,372.2	14,263.9

Allowance for Loan Losses	(2,128.6)	(1,731.9)	(1,284.0)	(1,038.5)	(806.4)

Total Loans	55,278.7	42,570.6	30,881.0	21,333.7	13,457.5

Loans with Guarantees
With Preferred Guarantees (2)	2,433.3	1,698.9	1,441.3	1,257.1	1,142.2
Other Guarantees	8,257.0	6,829.5	4,866.0	3,694.5	2,453.9

Total Loans with Guarantees	10,690.3	8,528.4	6,307.3	4,951.6	3,596.1

(1)	Categories of loans include:

•	Advances: short-term obligations drawn on by customers through overdrafts.

•	Promissory Notes: endorsed promissory notes, notes and other promises to pay signed by one borrower or group of borrowers and factored loans.

•	Mortgage Loans: loans granted to purchase or improve real estate and collateralized by such real estate and commercial loans secured by a real estate mortgage.

•	Pledge Loans: loans secured by collateral (such as cars or machinery) other than real estate, where such collateral is an integral part of the loan documents.

•	Personal Loans: loans to individuals.

•	Credit-Card Loans: loans granted through credit cards to credit card holders.

•	Placements in Banks Abroad: short-term loans to banks abroad.

•	Other Loans: loans not included in other categories.

•	Documented Interest: discount on notes and bills.

(2)	Preferred guarantees include mortgages on real estate property or pledges on movable property, such as cars or machinery, where Banco Galicia has priority, endorsements of the Federal Office of the Secretary of Finance, pledges of Government securities, or gold or cash as collateral.

For the fiscal year ended December 31, 2013, Banco Galicia’s loan portfolio before allowances for loan losses amounted to Ps.57,407.3 million, a 29.6% increase as compared to the fiscal year ended December 31, 2012, as a result of increases in loans to both companies and individuals by 29.0% and 30.0%, respectively.

For the fiscal year ended December 31, 2012, Banco Galicia’s loan portfolio before allowances for loan losses increased by 37.7% as compared to the fiscal year ended December 31, 2011, as a result of increases in loans to both companies and individuals by 39.8% and 35.8%, respectively.

Loans by Type of Borrower

The following table shows the breakdown of our total loan portfolio, by type of borrower at December 31, 2013, 2012 and 2011. The middle-market companies’ category includes Banco Galicia’s loans to small and medium-sized companies and the agricultural and livestock sectors while the individuals’ category includes loans granted by Banco Galicia, the Regional Credit Card Companies and CFA. Loans to individuals comprise both consumer loans and commercial loans extended to individuals with a commercial activity.

	As of December 31,
	2013		2012		2011
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of Pesos, except percentages)
Commercial Loans	24,570.8	42.80	19,041.3	42.98	13,623.7	42.36
Corporate	6,507.5	11.34	6,256.6	14.12	4,454.5	13.85
Middle-Market Companies	18,063.3	31.46	12,784.7	28.86	9,169.2	28.51
- Agribusiness	7,881.9	13.73	5,474.2	12.36	3,615.9	11.24
- Small and medium-sized companies	10,181.4	17.73	7,310.5	16.50	5,553.3	17.27
Individuals	31,988.0	55.72	24,609.5	55.55	18,115.2	56.32
- Bank	16,322.1	28.43	12,915.6	29.15	9,562.2	29.73
- Regional Credit Card Companies	12,438.7	21.67	9,260.6	20.90	6,740.0	20.95
- CFA	3,227.2	5.62	2,433.3	5.50	1,813.0	5.64
Financial Sector (1)	848.3	1.48	651.6	1.47	425.1	1.32
Non-Financial Public Sector	0.2	0.00	0.1	0.00	1.0	0.00

Total (2)	57,407.3	100.00	44,302.5	100.00	32,165.0	100.00

(1)	Includes local and international financial sector. Financial Sector loans are primarily composed of interbank loans (call money loans), overnight deposits at international money center banks and loans to provincial banks.
(2)	Before the allowance for loan losses.

Loans by Economic Activity

The following table sets forth as of the dates indicated an analysis of our loan portfolio according to the borrower’s main economic activity. Figures include principal and interest.

	As of December 31,
	2013		2012		2011
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of Pesos, except percentages)
Financial Sector (1)	848.3	1.48	651.6	1.47	425.1	1.32

Services
Non-Financial Public Sector	0.2	—	0.1	—	1.0	—
Communications, Transportation Health and Others	2,881.8	5.02	2,063.8	4.66	1,571.2	4.88
Electricity, Gas, Water Supply and Sewage Services	259.5	0.45	243.9	0.55	268.9	0.84
Other Financial Services	231.4	0.41	165.3	0.37	126.1	0.39

Total	3,372.9	5.88	2,473.1	5.58	1,967.2	6.11

Primary Products
Agriculture and Livestock	7,160.1	12.47	4,844.8	10.94	3,318.9	10.32
Fishing, Forestry and Mining	477.0	0.83	133.8	0.30	537.7	1.67

Total	7,637.1	13.30	4,978.6	11.24	3,856.6	11.99

Consumer	31,719.6	55.25	24,167.5	54.55	17,617.0	54.77

Retail Trade	2,325.7	4.05	1,749.2	3.95	1,125.7	3.50

Wholesale Trade	3,075.4	5.36	2,476.4	5.59	1,918.3	5.96

Construction	706.5	1.23	593.8	1.34	510.0	1.59

Manufacturing
Foodstuffs	2,303.1	4.01	2,614.5	5.90	1,962.2	6.10
Transportation Materials	962.4	1.68	1,041.1	2.35	76.5	0.24
Chemicals and Oil	1557.3	2.71	1,139.7	2.57	642.6	2.00
Manufacturing Industries	2,898.3	5.05	2,416.3	5.46	2,062.0	6.41

Total	7,721.1	13.45	7,211.6	16.28	4,743.3	14.75

Other Loans	0.7	—	0.7	—	1.8	0.01

Total (2)	57,407.3	100.00	44,302.5	100.00	32,165.0	100.00

(1)	Includes local and international financial sectors.
(2)	Before the allowance for loan losses.

Consumer loans account for the majority of the loan portfolio, which as of the fiscal year-end represented 55.25% of the total loan portfolio; similar to the 54.55% of the previous fiscal year and 54.77% for fiscal year 2011.

As for business activities, the most significant categories during the fiscal year ended December 31, 2013 were loans to the manufacturing industry, the primary production sector and trade (wholesale and retail), with a total portfolio share of 13.45%, 13.30% and 9.41%, respectively.

The most significant growth occurred in the primary production sector, with a 53.4% increase as compared to the previous fiscal year, and in the retail trade sector, which increased 33.0% as compared to the previous fiscal year.

Maturity Composition of the Loan Portfolio

The following table sets forth an analysis by type of loan and time remaining to maturity of our loan portfolio as of December 31, 2013.

	Within 1 Month	After 1 Month but within 6 Months	After 6 Months but within 12 Months	After 1 Year but within 3 Years	After 3 Years but within 5 Years	After 5 Years	Total at December 31, 2013
	(in millions of Pesos)
Non-Financial Public Sector (1)	0.2	—	—	—	—	—	0.2
Financial Sector (1)	170.1	161.9	285.8	15.0	—	—	632.8
Private Sector and Residents Abroad	29,554.3	12,367.9	5,588.7	8,199.9	901.9	161.6	56,774.3
- Advances	2,263.8	879.6	204.9	0.6	0.0	0.0	3,348.9
- Promissory Notes	3,548.3	4,639.0	1,633.5	3,399.4	93.0	9.3	13,322.5
- Mortgage Loans	63.0	148.8	210.9	863.3	365.5	151.9	1,803.4
- Pledge Loans	12.5	62.1	85.0	314.6	6.5	0.0	480.7
- Personal Loans	530.8	1,843.4	1,811.5	3,430.2	434.7	0.1	8,050.7
- Credit-Card Loans	20,863.0	4,719.0	1,630.8	175.9	—	—	27,388.7
- Other Loans	1,718.7	76.0	12.1	15.9	2.2	0.3	1,825.2
- Accrued Interest and Quotation Differences Receivable (1)	827.1	—	—	—	—	—	827.1
- (Documented Interest)	(270.6)	—	—	—	—	—	(270.6)
- (Unallocated Collections)	(2.3)	—	—	—	—	—	(2.3)
Allowance for Loan Losses (2)	(2,128.6)	—	—	—	—	—	(2,128.6)

Total Loans, Net	27,596.0	12,529.8	5,874.5	8,214.9	901.9	161.6	55,278.7

(1)	Interest and the CER adjustment were assigned to the first month.
(2)	Allowances were assigned to the first month as were past due loans and loans in judicial proceedings.

Interest Rate Sensitivity of Outstanding Loans

The following table presents the interest rate sensitivity of our outstanding loans due after one year by denomination as of December 31, 2013.

	In millions of Pesos	As a % of Total Loans
Variable Rate (1)(2)
Pesos	2,688.7	29.03%
Dollars	122.4	1.32%

Total	2,811.1	30.35%

Fixed Rate (2)(3)
Pesos	6,377.9	68.85%
Dollars	74.3	0.80%

Total	6,452.2	69.65%

(1)	Includes overdraft loans.
(2)	Includes past due loans and excludes interest receivable, differences in quotations and the CER adjustment.
(3)	Includes short-term and long-term loans whose rates are determined at the beginning of the loans’ life.

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

Regional Credit Card Companies

Each of the Regional Credit Card Companies maintains its own credit products and limits; however, their credit approval and credit risk analysis procedures are basically the same. Assessment of the credit risk of each customer is based on certain information required, provided by the customer, and verified by the companies, as well as on information on customers’ credit records obtained from credit bureaus and other entities. Once the information is verified, the credit card is issued. There are certain requirements such as age, minimum levels of income (depending on the type of customer, i.e. employee, self-employed, etc.) and domicile area that must be fulfilled in order to qualify for a credit card. Credit limits are defined based on customers’ income. Credit limits may be raised for a particular customer, either at the customer’s request or based on the customer’s past payment profile, at the companies’ discretion or for all customers, due to, among other factors, macroeconomic conditions such as inflation, salary trends or interest rates.

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

Compañía Financiera Argentina

CFA maintains its own credit products and limits. Assessment of the credit risk of each customer is based on certain information required, provided by the customer, and verified by the company, as well as on information on customers’ credit records obtained from credit bureaus and other entities.

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

For the purposes of the Argentine Central Bank’s regulations, consumer loans are defined as mortgage loans, pledge loans, credit card loans and other types of loans in installments granted to individuals. All other loans are considered commercial loans. In addition, in accordance with an option set forth in these regulations, Banco Galicia prospectively applies the consumer portfolio classification criteria to commercial loans of up to Ps.1,500,000. This classification is based on the level of fulfillment and the situation thereof.

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

The review must be carried out on each borrower with debt pending payment equal to the lesser of the following amounts: Ps.4.0 million or 1% of the bank’s computable capital (the “RPC”) but, in any case, the review shall cover at least 20% of the total loan portfolio. The frequency of the review of each borrower depends on the bank’s exposure to that borrower. The Argentine Central Bank requires that the larger the exposure is, the more frequent the review should be. This review must be conducted every calendar quarter when credit exposure to that borrower is equal to or in excess of 5% of the bank’s RPC, or every six months when exposure equals or exceeds the lesser of the following amounts: Ps.4 million or 1% of the bank’s RPC. In all cases, at least 50% of Banco Galicia’s commercial portfolio must be reviewed once every six months; and all other borrowers in Banco Galicia’s commercial portfolio must be reviewed during the fiscal year, so that the entire commercial portfolio is reviewed every fiscal year.

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

As of December 31, 2013, 2012 and 2011, we maintained a general loan loss allowance of Ps.1,010.2 million, Ps.937.8 million and Ps.836.4 million, respectively, which exceeded by Ps.442.0 million, Ps.501.1 million and Ps.417.2 million, respectively, the 1% minimum general allowance required by the Argentine Central Bank. The increase in these amounts was related to the growth and seasoning of the individuals’ loan portfolio and the impact of the worsening of certain macroeconomic variables.

Classification of the Loan Portfolio based on Argentine Central Bank Regulations

The following tables set forth the amounts of our loans past due and the amounts not yet due of the loan portfolio, including the loan portfolios of Banco Galicia, the Regional Credit Card Companies and CFA, applying the Argentine Central Bank’s loan classification criteria in effect at the dates indicated.

	As of December 31, 2013
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	54,118.0	96.87	—	—	54,118.0	94.27
2. With Special Follow-up - Under observation and Low Risk	1,237.9	2.22	—	—	1,237.9	2.16
3. With Problems and Medium Risk	310.9	0.56	415.4	26.91	726.3	1.27
4. High Risk of Insolvency and High Risk	197.0	0.35	724.0	46.91	921.0	1.60
5. Uncollectible	—	—	401.4	26.01	401.4	0.70
6. Uncollectible Due to Technical Reasons	—	—	2.7	0.17	2.7	0.00

Total	55,863.8	100.00	1,543.5	100.00	57,407.3	100.00

	As of December 31, 2012
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	41,790.4	96.78	—	—	41,790.4	94.33
2. With Special Follow-up - Under observation and Low Risk	1,017.3	2.36	—	—	1,017.3	2.30
3. With Problems and Medium Risk	243.9	0.56	353.3	31.46	597.2	1.35
4. High Risk of Insolvency and High Risk	128.0	0.30	534.5	47.60	662.5	1.50
5. Uncollectible	—	—	233.3	20.78	233.3	0.52
6. Uncollectible Due to Technical Reasons	—	—	1.8	0.16	1.8	—

Total	43,179.6	100.00	1,122.9	100.00	44,302.5	100.00

	As of December 31, 2011
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	30,715.8	97.28	—	—	30,715.8	95.49
2. With Special Follow-up - Under observation and Low Risk	604.5	1.91	—	—	604.5	1.88
3. With Problems and Medium Risk	162.5	0.51	163.4	27.89	325.9	1.01
4. High Risk of Insolvency and High Risk	96.3	0.30	275.6	47.04	371.9	1.16
5. Uncollectible	—	—	144.1	24.59	144.1	0.45
6. Uncollectible Due to Technical Reasons	—	—	2.8	0.48	2.8	0.01

Total	31,579.1	100.00	585.9	100.00	32,165.0	100.00

	As of December 31, 2010
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	21,230.1	97.40	—	—	21,230.1	94.90
2. With Special Follow-up - Under observation and Low Risk	387.2	1.78	—	—	387.2	1.73
3. With Problems and Medium Risk	114.2	0.52	144.6	25.11	258.8	1.15
4. High Risk of Insolvency and High Risk	64.8	0.30	251.7	43.71	316.5	1.41
5. Uncollectible	—	—	178.4	30.98	178.4	0.80
6. Uncollectible Due to Technical Reasons	—	—	1.2	0.20	1.2	0.01

Total	21,796.3	100.00	575.9	100.00	22,372.2	100.00

	As of December 31, 2009
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	13,273.6	96.89	—	—	13,273.6	93.06
2. With Special Follow-up - Under observation and Low Risk	310.6	2.27	—	—	310.6	2.18
3. With Problems and Medium Risk	85.1	0.62	146.2	25.92	231.3	1.62
4. High Risk of Insolvency and High Risk	30.5	0.22	308.1	54.62	338.6	2.37
5. Uncollectible	—	—	109.0	19.32	109.0	0.76
6. Uncollectible Due to Technical Reasons	—	—	0.8	0.14	0.8	0.01

Total	13,699.8	100.00	564.1	100.00	14,263.9	100.00

Amounts Past Due and Non-Accrual Loans

The following table analyzes amounts past due by 90 days or more in our loan portfolio, by type of loan and by type of guarantee as of the dates indicated, as well as our non-accrual loan portfolio, by type of guarantee, our allowance for loan losses and the main asset quality ratios as of the dates indicated.

	As of December 31,
	2013	2012	2011	2010	2009
	(in millions of Pesos, except ratios)
Total Loans (1)	57,407.3	44,302.5	32,165.0	22,372.2	14,263.9

Non-Accrual Loans (2)
With Preferred Guarantees	38.7	12.6	17.2	27.9	33.7
With Other Guarantees	58.4	28.9	12.8	37.4	97.9
Without Guarantees	1,954.3	1,453.3	814.7	689.6	548.1

Total Non-Accrual Loans (2)	2,051.4	1,494.8	844.7	754.9	679.7

Past Due Loan Portfolio
Non-Financial Public Sector	—	—	—	—	—
Local Financial Sector	—	—	—	—	—
Non-Financial Private Sector and Residents Abroad
Advances	149.5	96.0	65.1	94.3	64.4
Promissory Notes	76.4	54.2	35.4	53.1	90.5
Mortgage Loans	27.9	9.0	10.6	16.0	16.8
Pledge Loans	5.5	1.3	3.4	6.8	2.7
Personal Loans	242.7	188.3	115.6	131.2	69.8
Credit-Card Loans	1,003.2	739.4	340.0	237.8	285.9
Placements with Correspondent Banks	—	—	—	—	—
Other Loans	38.2	34.7	15.8	36.7	34.0

Total Past Due Loans	1,543.4	1,122.9	585.9	575.9	564.1

Past Due Loans
With Preferred Guarantees	34.5	9.6	11.2	19.1	19.8
With Other Guarantees	47.2	25.2	10.8	35.1	66.9
Without Guarantees	1,461.7	1,088.1	563.9	521.7	477.4

Total Past Due Loans	1,543.4	1,122.9	585.9	575.9	564.1

Allowance for Loan Losses	2,128.6	1,731.9	1,284.0	1,038.5	806.4

Ratios (%)
As a % of Total Loans:
- Total Past Due Loans	2.69	2.53	1.82	2.57	3.95
- Past Due Loans with Preferred Guarantees	0.06	0.02	0.03	0.09	0.14

	As of December 31,
	2013	2012	2011	2010	2009
	(in millions of Pesos, except ratios)
- Past Due Loans with Other Guarantees	0.08	0.06	0.04	0.16	0.47
- Past Due Unsecured Amounts	2.55	2.45	1.75	2.32	3.34
- Non-Accrual Loans (2)	3.57	3.37	2.63	3.37	4.77
- Non-Accrual Loans (2) (Excluding Interbank Loans)	3.62	3.40	2.64	3.42	4.93
Non-Accrual Loans (2) as a Percentage of Loans to the Private Sector	3.57	3.37	2.63	3.37	4.77
Allowance for Loan Losses as a % of:
- Total Loans	3.71	3.91	3.99	4.64	5.65
- Total Loans Excluding Interbank Loans	3.76	3.94	4.02	4.70	5.84
- Total Non-Accrual Loans (2)	103.76	115.86	152.01	137.57	118.64
Non-Accrual Loans with Guarantees as a Percentage of Non-Accrual Loans (2)	4.73	2.78	3.55	8.65	19.36
Non-Accrual Loans as a Percentage of Total Past Due Loans	132.91	133.12	144.17	131.08	120.49

(1)	Before the allowance for loan losses.
(2)	Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.

At the end of the fiscal year ended December 31, 2013, our non-accrual loans to the private sector ratio was 3.57%, representing an increase from 3.37% and 2.63% recorded at the end of the fiscal year ended December 31, 2012 and December 31, 2011, respectively. These increases were primarily a result of the seasoning of the consumer loan portfolio.

Banco Galicia has entered into certain debt renegotiation agreements with customers. Banco Galicia has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements are included within past due and accruing loans, which amounted to Ps.96.5 million, Ps.99.4 million and Ps. 137.3 million as of December 31, 2013, 2012 and 2011, respectively.

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

The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	As of December 31,
	2013	2012	2011	2010	2009
			(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	127.1	85.7	53.2	56.0	52.0

Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	6.4	4.3	2.7	2.8	2.6

(1)	Recorded under “Miscellaneous Income”.

Loan Loss Experience

The following table presents an analysis of our allowance for loan losses and of our credit losses as of and for the periods indicated. Certain loans are charged off directly to income statement (such charge offs are immaterial amounts charged to income before any allowances for loan losses are recorded) therefore, are not reflected in the allowance.

	Fiscal Year Ended
	December 31,
	2013	2012	2011	2010	2009
	(in millions of Pesos, except ratios)
Total Loans, Average (1)	47,963.6	35,212.6	26,218.7	16,800.8	11,481.9

Allowance for Loan Losses at Beginning of Period (2)	1,731.9	1,284.0	1,038.5	806.4	526.8
Changes in the Allowance for Loan Losses During the Period (2)
Provisions Charged to Income	1,700.5	1,294.7	820.1	523.6	625.9
Prior Allowances Reversed	—	(11.6)	(22.1)	—	(5.4)
Charge-Offs (A)	(1,303.8)	(835.2)	(552.5)	(487.3)	(354.5)
Inflation and Foreign Exchange Effect and Other Adjustments	—	—	—	195.8	13.6

Allowance for Loan Losses at End of Period	2,128.6	1,731.9	1,284.0	1,038.5	806.4

Charge to the Income Statement during the Period
Provisions Charged to Income (2)	1,700.5	1,294.7	820.1	523.6	625.9
Direct Charge-Offs, Net of Recoveries (B)	(186.6)	(132.1)	(162.4)	(88.6)	(27.9)
Recoveries of Provisions	—	(60.4)	(22.1)	—	(5.4)

Net Charge (Benefit) to the Income Statement	1,513.9	1,102.2	635.6	435.0	592.6

Ratios (%)
Charge-Offs Net of Recoveries (A+B) to Average Loans (4)	2.33	2.00	1.49	2.37	2.84
Net Charge to the Income Statement to Average Loans(4)	3.16	3.13	2.42	2.59	5.16

(1)	Before the allowance for loan losses.
(2)	Includes quotation differences for Galicia Uruguay and Cayman Branch.
(3)	Charge-offs plus direct charge-offs minus bad debts recovered.

During 2013, the Bank established allowances for loan losses in an amount of Ps.1,700.5 million. The increase recorded in the allowances for loan losses in fiscal year 2013 was primarily related to the growth and seasoning of the consumer loan portfolio and to the worsening of certain macroeconomic variables, such as inflation rate.

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

	As of December 31,
	2013			2012			2011
	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	—	—	—	—	—	—	—
Local Financial Sector	—	—	1.10	—	—	0.80	—	—	1.01
Non-Financial Private Sector and Residents Abroad
Advances	94.8	0.17	5.83	67.7	0.15	6.99	48.9	0.15	7.16
Promissory Notes	56.4	0.10	23.21	40.9	0.09	23.61	35.5	0.11	19.94
Mortgage Loans	10.6	0.02	3.14	4.5	0.01	2.62	6.2	0.02	2.98
Pledge Loans	2.5	—	0.84	1.5	0.01	0.70	1.4	0.01	0.63
Personal Loans	261.3	0.45	14.02	190.3	0.43	16.44	128.1	0.40	17.99
Credit-Card Loans	676.1	1.18	47.71	460.7	1.04	43.52	231.6	0.72	41.64
Placements in Correspondent Banks	—	—	1.02	—	—	0.63	—	—	0.21
Other	22.2	0.04	3.13	14.7	0.03	4.69	9.1	0.03	8.44
Unallocated (1)	1,004.7	1.75	0.00	951.6	2.15	—	823.2	2.55	0.00

Total	2,128.6	3.71	100.00	1,731.9	3.91	100.00	1,284.0	3.99	100.00

	As of December 31,
	2010			2009
	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	0.01	—	—	0.04
Local Financial Sector	—	—	0.36	—	—	0.18
Non-Financial Private Sector and Residents Abroad
Advances	55.1	0.25	4.38	31.7	0.22	4.42
Promissory Notes	43.3	0.19	20.27	80.3	0.56	22.47
Mortgage Loans	10.6	0.05	4.25	11.8	0.08	6.76
Pledge Loans	2.6	0.01	0.53	1.5	0.01	0.45
Personal Loans	139.2	0.62	18.30	63.9	0.45	12.09
Credit-Card Loans	166.8	0.75	40.77	168.3	1.18	39.90
Placements in Correspondent Banks	—	—	0.96	—	—	3.09
Other	16.9	0.08	10.17	16.0	0.11	10.60
Unallocated (1)	604.0	2.69	—	432.9	3.04	—

Total	1,038.5	4.64	100.00	806.4	5.65	100.00

(1)	The unallocated reserve consists of the allowances established on the portfolio classified in the “normal situation” category and includes additional reserves in excess of Argentine Central Bank minimum requirements.

Charge-Offs

The following table sets forth the allocation of the main charge-offs made by Banco Galicia, the Regional Credit Card Companies and CFA during the years ended December 31, 2013, 2012 and 2011.

	Fiscal Year Ended
	December 31,
	2013	2012	2011
	(in millions of Pesos)
Charge-offs by Type
Advances	52.9	50.5	35.4
Promissory Notes	78.7	70.6	50.2
Mortgage Loans	0.9	2.6	3.4
Pledge Loans	—	2.3	2.5
Personal Loans	373.7	275.4	182.1
Credit-Card Loans
Banco Galicia	270.7	160.4	92.3
Regional Credit Card Companies	467.5	228.7	147.2
Other Loans	59.4	44.7	39.4

Total(1)	1,303.8	835.2	552.5

(1)	Do not include the amounts directly charged off to the income statement.

During fiscal year 2013, Ps.1,303.8 million was charged off against the allowance for loan losses, including the Regional Credit Card Companies’ and CFA’s loan portfolios. The increased amount as compared to the prior year was attributable to the seasoning of the individuals’ loan portfolio.

During fiscal year 2012, Ps.835.2 million was charged off against allowances for loan losses, including the Regional Credit Card Companies’ and CFA’s loan portfolios. The increased amount as compared to the prior year was attributable to the seasoning of the loan portfolio for individuals, which represented more than 75% of charge-offs.

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

	Fiscal Year Ended
	December 31,
Country	2013	2012	2011
	(in millions of Pesos)
United Kingdom
Demand Deposits	—	4.0	2.0
Forward Purchases of Bonar 2015 Bonds	—	—	633.9
Other	—	—	—

Total	—	4.0	635.9

United States
Demand Deposits	71.0	122.0	90.7
Overnight Placements	586.1	277.5	66.0
Other	14.2	30.0	72.3

Total	671.3	429.5	229.0

Germany
Demand Deposits	36.2	11.4	1.8
Forward Purchases of Boden 2012 Bonds	—	—	—
Other	0.2	0.4	—

Total	36.4	11.8	1.8

As of December 31, 2013, we had the following foreign outstandings:

•	Ps.671.3 million (0.81% of our total assets) representing liquid placements with United States financial institutions, of which Ps.71.0 million corresponded to demand deposits and Ps.586.1 million represented overnight placements.

•	Ps.36.4 million with German financial institutions, mainly corresponding to demand deposits.

Deposits

The following table sets out the composition of our deposits as of December 31, 2013, 2012 and 2011. Our deposits represent deposits with Banco Galicia and CFA.

	As of December 31,
	2013	2012	2011
	(in millions of Pesos)
Checking Accounts and Other Demand Deposits	12,393.7	9,916.3	7,203.5
Savings Accounts	11,801.2	9,478.2	8,010.8
Time Deposits	26,185.1	19,694.2	14,150.8
Other Deposits (1)	574.7	576.3	534.3
Plus: Accrued Interest, Quotation Differences and CER Adjustment	440.7	280.3	235.7

Total Deposits	51,395.4	39,945.2	30,135.1

(1)	Includes among other, deposits originated by Decree No. 616/05, Reprogrammed Deposits under judicial proceedings and other demand deposits.

In 2013, our consolidated deposits increased 28.7% mainly as a result of a Ps.4,000.5 million increase in deposits in checking and savings accounts and a Ps.6,490.9 million increase in time deposits. These increases were mainly a result of deposits received by Banco Galicia.

In 2012, our consolidated deposits increased 32.6% primarily as a result of a Ps. 4,180.2 million increase in deposits in checking and savings accounts and a Ps.5,543.44 million increase in time deposits. These increases were mainly due to deposits received by Banco Galicia.

In 2011, our consolidated deposits increased 35.6% mainly as a result of a Ps.3,286.6 million increase in deposits in checking and savings accounts and a Ps.4,425.9 million increase in time deposits. As in prior years, these increases were mainly due to deposits received by Banco Galicia.

For more information, see Item 5.A. “Operating Results-Funding”.

The following table provides a breakdown of our consolidated deposits as of December 31, 2013, by contractual term and currency of denomination.

	Peso- Denominated			Dollar- Denominated		Total
	Amount		% of Total	Amount	% of Total	Amount		% of Total
	(in millions of Pesos, except percentages)
Checking Accounts and Demand Deposits	Ps.	12.393.7	26.2%	—	—%	Ps.	12.393.7	24.3%
Savings Accounts		10,038.5	21.2	1,762.6	48.0		11,801.1	23.2
Time Deposits		24,416.2	51.6	1,769.0	48.2		26,185.2	51.4
Maturing Within 30 Days		4,714.8	10.0	386.0	10.5		5,100.8	10.0
Maturing After 31 Days but Within 59 Days		11,492.3	24.3	385.1	10.5		11,877.4	23.3
Maturing After 60 Days but Within 89 Days		3,131.2	6.6	184.3	5.0		3,315.5	6.5
Maturing After 90 Days but Within 179 Days		3,237.6	6.9	342.9	9.3		3,580.5	7.0
Maturing After 180 Days but Within 365 Days		1,250.3	2.6	371.7	10.1		1,622.0	3.2
Maturing After 365 Days		590.0	1.2	99.0	2.8		689.0	1.4
Other Deposits		434.6	1.0	140.0	3.8		574.6	1.1
Maturing Within 30 Days		363.8	0.8	115.5	3.2		479.3	0.9
Maturing After 31 Days but Within 59 Days
Maturing After 60 Days but Within 89 Days		—	—	—	—		—	—
Maturing After 90 Days but Within 179 Days		—	—	—	—		—	—
Maturing After 180 Days but Within 365 Days		68.8	0.2	—	—		68.8	0.1
Maturing After 365 Days		2.0	—	24.5	0.6		26.5	0.1

Total Deposits (1)		47,283.0	100.0%	3,671.6	100.0%		50,954.6	100.0%

(1)	Only principal. Excludes the CER adjustment

The categories with the highest concentration of maturities per their original term are those within the segments “within 30 Days” and “after 31 days but within 59 days” (Pesos and Dollars), which accounted for 33.3% of the total and corresponded mainly to Peso-denominated time deposits. The rest of the terms have a homogeneous participation. As of December 31, 2013, the average original term of non-adjusted Peso-denominated time deposits was approximately 60 days and for Dollar-denominated time deposits the original term was 107 days. Dollar-denominated deposits, for Ps.3,671.6 million (only principal), represented 7.2% of total deposits.

The following table provides information about the maturity of our outstanding time deposits exceeding Ps.100,000, as of December 31, 2013.

Deposits over Ps.100,000
(in millions of Pesos)
Time Deposits
Within 30 Days	3,642.0
After 31 Days but Within 59 Days	10,000.2
After 60 Days but Within 89 Days	2,617.0
After 90 Days but Within 179 Days	2,644.2
After 180 Days but Within 365 Days	1,131.5
After 365 Days	221.7

Total Outstanding Time Deposits Exceeding Ps.100.000 (1)	20,256.7

(1)	Only principal.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the periods indicated.

	Fiscal Year Ended
	December 31,
	2013	2012	2011
	(in millions of Pesos, except percentages)
Net Income / (Loss)	1,823.7	1,336.2	1,106.9
Average Total Assets	69,843.8	54,416.4	41,635.7
Average Shareholders’ Equity	5,617.7	4,160.4	2,960.8
Shareholders’ Equity at End of the Period	6,947.2	4,870.1	3,551.6
Net Income as a Percentage of:
Average Total Assets	2.91	2.80	3.07
Average Shareholders’ Equity	32.46	32.12	37.39
Declared Cash Dividends	38.60	24.35	17.75
Dividend Payout Ratio	2.12	1.82	1.60
Average Shareholders’ Equity as a Percentage of Average Total Assets	8.04	7.65	7.11
Shareholders’ Equity at the End of the Period as a Percentage of Average Total Assets	9.95	8.95	8.53

Short-term Borrowings

Our short-term borrowings include all of our borrowings (including repurchase agreement transactions, debt securities and notes) with a contractual maturity of less than one year, owed to foreign or domestic financial institutions or holders of notes.

	As of December 31,
	2013	2012	2011
	(in millions of Pesos)
Short-Term Borrowings
Argentine Central Bank	6.0	0.9	0.7
Other Banks and International Entities
Credit Lines from Domestic Banks	529.5	419.0	216.0
Credit Lines from Foreign Banks	378.1	198.3	1,142.3
Repurchases with Domestic Banks	—	—	—
Notes	160.6	311.8	227.4

Total	1,074.2	930.1	1,586.4

As of the end of fiscal year 2013, our short-term borrowings mainly consisted of credit lines from domestic banks, which represented 49.3% of our short term borrowings. Credit lines from foreign banks represented 35.2%

Banco Galicia also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	As of December 31,
	2013	2012	2011
	(in millions of Pesos)
Banks and International Entities
Contractual Short-term Liabilities
Other Lines from Foreign Banks	378.1	198.3	1,142.3
Total Short-term Liabilities	378.1	198.3	1,142.3

Total Banks and International Entities	378.1	198.3	1,142.3

Domestic and Financial Institutions
Contractual Short-term Liabilities:
Other Lines from Credit from Domestic Banks	—	—	216.0
Total Short-term Liabilities	529.5	419.0	216.0

Total Domestic and Financial Institutions	529.5	419.0	216.0

Total	907.6	617.3	1,358.3

The outstanding amounts and the terms corresponding to the outstanding notes as of the dates indicated below are as follows:

	As of December 31,
	Maturity	Annual Interest Rate	2013	2012	2011
(in millions of Pesos)
Notes(*)
Tarjetas Cuyanas S.A. Class XI Series I (Quarterly interest, principal payable at maturity)	2014	20.50%	13.1	—	—
Tarjeta Naranja Class XXIII Series I (Quarterly interest, principal payable at maturity)	2014	24.50%	34.7	—	—
Tarjeta Naranja Class XXII Series I (Quarterly interest, principal payable at maturity)	2014	21.00%	41.9	—	—
CFA Class IX Series I (Quarterly interest, principal payable at maturity)	2014	18.89%	44.9	—	—
CFA Class X Series I (Quarterly interest, principal payable at maturity)	2014	23.5%	26.0
Tarjeta Naranja Class XVIII Series I (Quarterly interest, principal payable at maturity)	2013	17.70%	—	46.3	—
Tarjeta Naranja Class XIX Series I (Quarterly interest, principal payable at maturity)	2013	19.00%	—	52.6	—
Tarjetas Cuyanas Class VIII Series I (Quarterly interest, principal payable at maturity)	2013	17.75%	—	49.6	—
Tarjetas Cuyanas Class IX Series I (Quarterly interest, principal payable at maturity)	2013	19.25%	—	33.4	—
CFA Class VI Series I (Quarterly interest, principal payable at maturity)	2013	15.50%	—	81.2	—
CFA Class VII Series I (Quarterly interest, principal payable at maturity)	2013	17.90%	—	48.8	—
Tarjeta Naranja Class XIV Series I (Quarterly interest, principal payable at maturity)	2012	13.50%	—	—	20.0
Tarjeta Naranja Class XV (Quarterly interest, principal payable at maturity)	2012	Badlar + 375 b.p.	—	—	61.6
Tarjetas Cuyanas Class IV (Quarterly interest, principal payable at maturity)	2012	Badlar + 285 b.p.	—	—	48.3
Tarjetas Cuyanas Class V Series I (Quarterly interest, principal payable at maturity)	2012	14.00%	—	—	12.8
CFA Class V Series I (Quarterly interest, principal payable at maturity)	2012	Badlar + 325 b.p.	—	—	84.6

Total			160.6	311.9	227.4

(*)	Only principal.

The following table sets forth the items listed below for our significant short-term borrowings for the fiscal years ended December 31, 2013, 2012 and 2011:

•	the weighted-average interest rate at year-end,

•	the maximum balance recorded at the monthly closing dates of the periods,

•	the average balances for each period calculated on a daily basis, and

•	the weighted-average interest rate for each period.

	As of December 31,
	2013	2012	2011
	(in millions of Pesos, except percentages)
Argentine Central Bank
Weighted-average Interest Rate at End of Period	—%	—%	—%
Maximum Balance Recorded at the Monthly Closing Dates	6.0	1.4	2.5
Average Balances for Each Period	4.1	0.6	0.8
Weighted-average Interest Rate for the Period	—%	—%	—%
Credit Lines from Domestic Banks
Weighted-average Interest Rate at End of Period	26.0%	19.4%	19.8%
Maximum Balance Recorded at the Monthly Closing Dates	693.9	419.0	271.9
Average Balances for Each Period	504.3	325.6	218.0
Weighted-average Interest Rate for the Period	21.0%	16.0%	16.8%
Credit Lines from Foreign Banks
Weighted-average Interest Rate at End of Period	2.3%	3.8%	1.5%
Maximum Balance Recorded at the Monthly Closing Dates	535.0	1,155.1	1,142.3
Average Balances for Each Period	299.8	906.3	595.5
Weighted-average Interest Rate for the Period	1.8%	2.6%	1.3%
Repurchases with Domestic Banks
Weighted-average Interest Rate at End of Period	—%	11.0%	—%
Maximum Balance Recorded at the Monthly Closing Dates	455.9	427.9	139.4
Average Balances for Each Period	113.4	173.2	54.8
Weighted-average Interest Rate for the Period	12.1%	9.6%	10.4%
Notes
Weighted-average Interest Rate at End of Period	22.8%	17.6%	22.0%
Maximum Balance Recorded at the Monthly Closing Dates	402.4	387.5	227.4
Average Balances for Each Period	268.3	304.1	161.9
Weighted-average Interest Rate for the Period	19.3%	16.8%	16.8%

Regulatory Capital

Grupo Financiero Galicia

Grupo Financiero Galicia’s capital adequacy is not under the supervision of the Argentine Central Bank. Grupo Financiero Galicia has to comply with the minimum capital requirement established by the Corporations Law. On October 8, 2012, through Decree 1331/12, such amount was determined to be Ps.100,000.

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

Through its Communiqué “A” 5369, the Argentine Central Bank modified the regulation regarding minimum capital requirements for financial entities. Modifications related to the requirement to cover credit risk came into effect on January 1, 2013, while the corresponding requirements for computable regulatory capital came into effect on February 1, 2013.

The main changes regarding computable capital are as follows:

•	The computable regulatory capital is divided into core capital (or Tier I) and supplemental capital (or Tier II). Deductions (i.e., organization and development expenses) become part mainly of the core capital.

•	The result of the period is part of the core capital (previously it was part of the supplemental capital).

•	The supplemental capital is comprised of subordinated notes and 100% of the provisions for loan losses in connection with the loan portfolio in normal situation (previously 50%).

•	In addition to a 20% value write-off per annum for subordinated notes beginning on the fifth year before their due date, the new regulation establishes that the same have to be considered at 90% of their value, writing-off 10 p.p. every 12 months.

The main changes regarding capital requirements are as follows:

•	Financing to the non-financial public sector in Pesos: 0% (previously: 8%).

•	Bank premises and equipment and miscellaneous assets: 8% (previously: 10%)

•	Changes in weights:

•	Mortgage loans to households: from 50% to 35% of the 8%, if the amount is lower than 75% of the property’s value.

•	Consumer loan portfolio(1): 75% of the 8% (previously: 100% of the 8%).

(1)	Defined as individuals with loans in an amount less than Ps.200 thousand, and Micro SMEs with loans in an amount less than Ps.6 million, provided that the amount of the agreement does not exceed 30% of their revenues.

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

		December 31,
(in millions of Pesos, except percentages)	2013	2012	2011
Minimum capital required (A)	5,690.5	4,265.4	2,860.5
Allocated to Financial Assets, Fixed Assets, Other Assets and to Lending to the Public Sector	4,327.4	3,485.8	2,809.4
Allocated to Market Risk	57.6	15.7	41.0
Allocated to Interest-Rate Risk	—	46.6	10.1
Allocated to Operational Risk	1,305.5	717.3	—

Computable Capital (B)	7,513.0	5,610.4	4,416.1
- Tier I	5,477.9	4,272.1	3,286.4
- Tier II	1,805.1	1,313.5	1,136.7
Additional Capital- Market Variation	230.0	24.8	(7.0)

Excess over Required Capital (B)-(A)	1,822.5	1,345.0	1,555.6

Total Capital Ratio (%)	14.28	13.02	12.63

(1)	In accordance with Argentine Central Bank rules applicable at each date.

As of December 31, 2013, Banco Galicia consolidated computable capital exceeded the minimum capital requirement of Ps.5,690.5 million by Ps.1,822.5 million, or 32.0%. As of December 31, 2012, the minimum capital requirement was Ps.4,265.4 million and Banco Galicia’s consolidated computable capital exceeded such amount by Ps.1,345.0 million, or 31.5%.

The above noted minimum capital requirement increase of Ps.1,425.1 million, or 33.4%, as compared to December 31, 2012, was primarily a result of: i) higher requirements in connection with financing to the private sector due to the growth of this portfolio; and ii) higher requirements in connection with operational risk for Ps.588.2 million mainly as a result of the fact that, beginning in December 2012, 100% of capital in connection with such operational risk is required to be held.

Computable capital increased Ps.1,902.6 million (33.9%) as compared to December 31, 2012, mainly as a result of: i) a higher Tier I capital, for Ps.1,205.8 million, mainly due to the net income in 2013, which was partially offset by higher deductions resulting from organization and development expenses; and ii) an increase in Tier II capital as a result of: a) considering 100% of the provisions for loan losses in connection with the loan portfolio in normal situation (previous regulations allowed 50%); and b) a higher balance of subordinated notes (due to the exchange rate changes during the applicable period, which were partially offset by the 90% limit on Banco Galicia’s balance required by the new regulations).

Regional Credit Card Companies

Since the Regional Credit Card Companies are not financial institutions, their capital adequacy is not regulated by the Argentine Central Bank. The Regional Credit Card Companies have to comply with the minimum capital requirement established by the Corporations Law, which was required to be Ps.100,000. However, as noted above, Banco Galicia has to comply with the Argentine Central Bank’s capital adequacy rules on a consolidated basis, which includes the Regional Credit Card Companies.

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

As of December 31, 2013, the computable capital of the companies controlled by Sudamericana exceeded the minimum requirement of Ps.201.5 million by Ps.62.8 million.

Sudamericana also owns Galicia Broker, a company dedicated to brokerage in different lines of insurance that is regulated by the guidelines of the Corporations Law, which provided for a minimum capital requirement of Ps.100,000.

Government Regulation

General

All companies operating in Argentina must be registered with the Argentine Public Registry of Commerce whose regulations are applicable to all companies in Argentina but may be superseded by other regulatory entities’ rules, depending on the matter, such as the Argentine National Securities Commission (the “CNV”) or the Argentine Central Bank. All companies operating in Argentina are also regulated by the Corporations Law.

In their capacity as companies listed in Argentina, Grupo Financiero Galicia and Banco Galicia must comply with the disclosure, reporting, governance and other rules applicable to such companies issued by the markets in which they are listed and their regulators, including Law No. 26,831 (the “Capital Markets Law”), Law No. 20,643, the Decrees No. 659/74 and No. 2,220/80 and the CNV’s General Regulation No. 622/13, as amended (the “CNV Rules”). The Capital Markets Law replaced Law No.17,811 and Decree No. 677/01, with the aim of regulating the capital market through the supervision of the CNV and broadening the CNV’s powers. Additionally, the law intends to enhance the growth of local markets, to develop new and simplified negotiating systems and to create new regulation standards for the Argentine stock exchange, markets and other intervenient agents.

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

Sudamericana’s insurance subsidiaries are regulated by the National Insurance Superintendency and Laws No. 17,418 and No. 20,091. Galicia Broker is regulated by the National Insurance Superintendency, through Law No. 22,400.

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

Net Investment is regulated by the Corporations Law, as previously noted, and is not regulated by any specific regulatory agency. Galicia Warrants is regulated by Law No. 9,643.

On January 6, 2002, the Argentine Congress enacted Law No. 25,561, or the Public Emergency Law, which together with various decrees and Argentine Central Bank rules, provided for the principal measures in order to deal with the 2001 and 2002 crisis, including Asymmetric Pesification, among others. The period of effectiveness of the Public Emergency Law was extended again until December 31, 2015.

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

On June 9, 2005, the executive branch of the Argentine government issued Decree No. 616/05, which established certain major amendments to the rules for capital movements into and from Argentina:

(a)	Foreign exchange flows into and from the local foreign exchange market and all resident new debt transactions that may imply future foreign exchange payments to nonresidents must be registered with the Argentine Central Bank.

(b)	All new debt of the private sector with non-residents must be for a minimum term of 365 days, except for international trade financing and primary issuances of debt securities, if such securities’ public offering and listing on self-regulated markets in Argentina has been duly authorized.

(c)	All inflows of foreign exchange resulting from such indebtedness, with the exceptions mentioned in the previous item and those regulated by the Argentine Central Bank which are detailed below, and all inflows of foreign exchange by non-residents, excluding direct foreign investments and certain portfolio investments (subscriptions of primary issuances of debt and equity securities, which public offering and listing in self-regulated markets in Argentina has been duly authorized, and government securities acquired in the secondary market), must be kept in Argentina for a term of at least 365 days and will be subject to a 30% deposit requirement.

(d)	Such deposit requirement will be held in a local financial institution as an unremunerated, no-transferable Dollar-denominated time deposit maturing in at least 365 days; such funds will not be available as a guarantee for any kind of debt and, upon the deposit maturity date, such funds will become available within the country and, therefore, will be subject to the applicable restrictions on foreign exchange transfers abroad.

(e)	The 30% deposit is not required for, among other things, inflows of foreign currency resulting from:

(i)	loans in foreign currency granted to residents by local financial institutions;

(ii)	direct investment contributions in Argentina as capital contributions to local institutions, when the contributor owns, previously or as a result of such contributions 10% or more of the company’s capital or votes, subject to the compliance with certain requirements;

(iii)	sales of ownership interests in local entities to direct investors, subject to the filing of certain documentation;

(iv)	to be applied to real estate acquisitions;

(v)	an indebtedness with multilateral and bilateral credit agencies either directly or through their related agencies, in so far as such funds pertain to transactions conducted in full compliance with their purposes; however, when such inflows are related to the integration (or acquisition) of securities issued by financial trusts, it is necessary to comply with other requirements to avoid the 30% deposit;

(vi)	other foreign indebtedness of the local non-financial private sector, with an average life of no less than two years (including principal and interest), the proceeds of which will be applied to the acquisition of non-financial investments (as defined by the Argentine Central Bank);

(vii)	other foreign indebtedness with no resident creditor of the financial sector and of the private, non-financial sector, to extent the proceeds from the foreign exchange settlement are simultaneously applied, net of taxes an expenses to (i) the acquisition of foreign currency to repay external debts service and/or (ii) the formation of long-term off-shore assets;

(viii)	that will be utilized within 10 business days from their liquidation in the local foreign exchange market for purposes listed as “current transactions within the international accounts” (as defined by the Argentine Central Bank), among others, within such purposes are the payment by non-Argentine residents of certain local taxes; or

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

As of July 5, 2012, the Argentine Central Bank suspended the applicability of Communication “A” 5,236 by the Argentine Central Bank, Section 4.2 which allowed Argentine individuals and companies to acquire foreign exchange without a specific use. This channel provided entities with the ability to make real estate investments abroad and to hold savings denominated in foreign currencies in Argentina. Recently, the Argentine Central Bank passed Communication “A” 5.526 which replaced section 4 of the aforementioned Communication “A” 5,236, allowing only Argentine individuals to purchase foreign currencies for savings purposes, in the amount previously validated by the Argentine Federal Revenue Authority (“AFIP”). For purchases of foreign currencies by companies (for savings or reserve purposes), an authorization of the Argentine Central Bank must be obtained.

Access to the foreign exchange local market for the transfer of profits and dividends abroad is permitted when (i) corresponding to audited and final balance sheets; and (ii) an “anticipated affidavit of payments abroad” (“DAPE”) is previously obtained from the AFIP.

It should be noted that since 2011, the Argentine national government has established a variety of regulations and informal or de facto restrictions that hinder the transfer of funds abroad. Hence, independently from the regulatory treatment for each transfer concept and even when complying with all formal requirements, occasionally transfers abroad cannot be completed due to such restrictions.

In this context, payments of dividends have been informally blocked since 2011, although this situation has slightly improved for the year ended December 31, 2013 as a few transfers pursuant to this communication have been approved. Also, local banks must notify the Argentine Central Bank at least ten days in advance of any transfer abroad exceeding US$100,000, or even US$1 in the case of dividends, royalties, and other related concepts. The Argentine Central Bank will forward such notification to the Secretary of Domestic Trade who indicates whether the applicable transfer can be carried out, and in what proportion, even though it has no legal power to do so. Only after a clearance is obtained, such transfer of funds will be completed.

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

On October 9, 2013, the Argentine Congress extended the validity of the Emergency Law until December 31, 2015.

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

After temporarily halting such examinations as a result of the 2001-2002 economic crisis, the Argentine Central Bank resumed the examination process, which continues to be in effect today. In Banco Galicia’s case, the first examination after the 2001-2002 economic crisis was based on the information as of June 30, 2005. New examinations were conducted, the last one of which was based on information as of September 30, 2010. Currently a new examination is being conducted, based on information as of April 30, 2013.

Minimum Capital Requirements

Banco Galicia, as a commercial bank, must maintain capital equal to or greater than the value calculated by comparing the minimum capital requirements applicable to a bank with similar characteristics and the capital requirement amounts related to credit risk, market risk, interest rate risk and operational risk.

Commercial banks headquartered in Buenos Aires must maintain minimum capital requirements in the amount of Ps.26,000,000. The minimum capital requirements related to credit or counterparty risk, which are calculated using a formula created by the Argentine Central Bank, aim to estimate the minimum capital required to counteract the risk associated with counterparties to the assets under review. The minimum capital requirements related to interest rate risk aim to counteract the risk associated with mismatches between lending and deposit rates earned on assets and liabilities held by Banco Galicia. The minimum capital requirements related to market risk not only aim to counteract the risk associated with the counterparty to each asset, but the change in its market price. Finally, the minimum capital requirements related to operational risk aim to counteract the risk associated with losses resulting from inadequate or failed internal processes and systems, human error, or from certain external events.

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

As regards non-banking financial institutions, they are not allowed to provide certain services and activities, such as checking accounts, foreign trade transactions, etc.

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

Capital Adequacy Requirements

See “-Selected Statistical Information-Regulatory Capital.”

Capitalization of Debt Instruments

Through Communication “A” 5282, as amended, the Argentine Central Bank modified Item 8.3 “Capital Contributions” of “Chapter VI. Minimum Capital of Financial Institutions- Section 8. Computable Equity” of its LISOL rule. According to such Communiqué, capital contributions made for the purposes of all regulations related to capital, capital calculations and capital increases must be completed in cash. Subject to the prior authorization by the Superintendency, the following instruments are allowed as capital contributions: (i) securities issued by the Argentine government, (ii) debt instruments issued by the Argentine Central Bank, and (iii) a financial institution’s deposits and other liabilities resulting from financial brokerage, including subordinated obligations. In the case of clauses (i) and (ii), the contributions must be recorded at market value. It is understood that an instrument has a market value when it has regular quotations in stock markets and regulated local and foreign markets. In the case of clause (iii), contributions must be recorded at market value, as defined in the previous sentence or, in the case of financial institutions that publicly offer their stock, at the price determined by the regulatory authority.

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

Pursuant to Communication “A” 4449, dated December 2, 2005, the Argentine Central Bank established that, effective December 2005, the minimum cash requirement in Pesos is to be applied over the monthly average of the daily balances of the obligations comprised, except for the period from December to February of the following year, for which the quarterly average was used.

As of December 31, 2013, the percentages of minimum cash requirements applicable in accordance with Argentine Central Bank regulations for Banco Galicia, are as follows:

•	Demand deposits:

•	Peso-denominated checking accounts and savings accounts: 15%.

•	Dollar-denominated savings accounts: 40%.

•	Time deposits (by remaining maturity):

•	Peso-denominated: up to 29 days: 12%; from 30 to 59 days: 9%; from 60 to 89 days: 5%; from 90 to 179 days: 0%; from 180 to 365 days: 0%; and more than 365 days: 0%.

•	Dollar-denominated: up to 29 days: 40%; from 30 to 59 days: 30%; from 60 to 89 days: 20%; from 90 to 179 days: 11%; from 180 to 365 days: 4%; and more than 365 days: 0%.

The assets computable for compliance with this requirement are the technical cash, which includes cash (bills and coins in vaults, in ATMs and branches, and in transportation and in armored truck companies, the balances of the Peso- and Dollar-denominated accounts at the Argentine Central Bank and that of the escrow accounts held at the Argentine Central Bank for the benefit of clearing houses.

As of December 31, 2013, Banco Galicia was in compliance with its legal reserve requirements, and has continued to be up to the date of this annual report.

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

Global exposure to the public sector (national, provincial and municipal public sector) shall not be higher than 75% of an institution’s adjusted shareholders’ equity. Additionally, Section 12 of Communiqué “A” 3911 establishes that, as of January 2006, the average financial assistance to non-financial public sector, in the aggregate, shall not be higher than 40% of the bank’s total assets as of the end of the previous month. Later, through Communiqué “A” 4546, this limit was reduced to 35%, to be effective as from July 1, 2007 to present.

The Argentine Central Bank also regulates the level of “total financial exposure” (defined as financial assistance or credit plus equity participations) of a bank to a “related party”. Until August 2013 a related party was defined as bank’s affiliates and related individuals, “affiliate” meaning any entity over which a bank, directly or indirectly, has control, is controlled by, or is under common control with, or any entity over which a bank has, directly or indirectly, significant influence with respect to such entity’s corporate decisions, and “related individuals” meaning bank’s directors, senior management, syndics (síndicos) and such persons’ direct relatives. On August 9, 2013, the Argentine Central Bank issued the Communication “A” 5472, through which the definition of related parties was modified and broadened.

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

Foreign Currency Position

Through several communications, the Argentine Central Bank suspended, effective May 1, 2005, the limit on the positive Global Foreign Currency Net Position (defined as assets and liabilities from financial brokerage and securities denominated in foreign currencies) established at the lowest of 30% of a bank’s RPC or a bank’s liquid shareholders’ equity as of the end of the previous month. Although, at that moment the Argentine Central Bank kept the limit on the negative foreign currency net position at 30% of a bank’s RPC, through Communication “A” 4577, issued on September 28, 2006, and effective January 1, 2007, it established that this position should not exceed 15% of the RPC of the preceding month. Subsequently, through Communication “A” 4598, dated November 17, 2006, the Argentine Central Bank allowed, in certain cases, the limit to increase by 15%. Communication “A” 4577 also clarified that participation certificates or debt securities issued by financial trusts and credit rights on ordinary trusts, in the corresponding proportion, should be calculated when the trust’s underlying assets are denominated in foreign currency.

In February 2014, the Argentine Central Bank established limits to a bank’s net position in foreign currency, setting a cap equivalent to 30% of its computable regulatory capital or its own liquid resources, whichever is less, and a second cap equivalent to 10% of its computable regulatory capital for positions in forward transactions.

Deposit Insurance System

In 1995, Law No. 24,485 and Decree No. 540/95, as amended, created a deposit insurance system for bank deposits and delegated to the Argentine Central Bank the organization and start-up of the deposit insurance system. The deposit insurance system was implemented through the creation of a fund named Fondo de Garantía de los Depósitos (“FGD”), which is administered by Seguros de Depósitos S.A. (“Sedesa”). The shareholders of Sedesa are the Argentine government, through the Argentine Central Bank, which holds at least one share, and a trust constituted by the financial institutions which participate in the fund. The Argentine Central Bank establishes the extent of participation by each institution in proportion to the resources contributed by each such institution to the FGD. Banks must contribute to the FGD on a monthly basis in an amount that is currently equal to 0.015% of the monthly average of daily balances of a financial institution’s deposits (both Pesos and foreign currency denominated). The deposit insurance system covers all Peso and foreign currency deposits held in demand deposit accounts, savings accounts and time deposits. The Argentine Central Bank may modify, at any time, and with general scope, the amount of the mandatory deposit guarantee insurance. As of the date of this annual report, the Argentine Central Bank has established the limit of the deposit insurance at Ps.120,000.

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

The new legislation removes “which did not participate” from the previous crime figure, thus now penalizing “self-laundering”. Also, it eliminates the need for the goods to originate from a crime, as it is now sufficient that goods emanate from a criminal offense.

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

Banco Galicia formed the “Committee for the Control and Prevention of Money Laundering”, the name of which was changed in 2005 to the “Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities”, which is responsible for establishing and maintaining the general guidelines for Banco Galicia’s strategy to control and prevent money laundering and the financing of terrorism. For more information, see “Item 6. Directors, Senior Management and Employees-Functions of the Board of Directors of Banco Galicia”. Also, we have appointed two directors to fulfill the roles of Compliance Officer and substitute Compliance Officer. In addition, a unit specializing in this area was created, the Anti-Money Laundering Unit, which is responsible for the execution of the policies passed by the committee and for the monitoring of control systems and procedures in order to ensure that they are adequate. CFA also has a Committee for the Control and Prevention of Money Laundering.

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

We have increased our customer base and our fee-based business and financial intermediation activities with the private sector, strengthening our position as a leading domestic private-sector financial institution. In addition, our total deposits and loan origination increased, at the level of Banco Galicia, of the Regional Credit Card Companies, and of CFA.

We have increased our regulatory capital through the purchase of CFA and through internal origination. The increase in our overall level of activity, which led to the above-mentioned increase in the volume of our fee based business and financial intermediation with the private sector, has had a positive impact on our net financial income and on our net income from services. Loan loss provisions increased due to the deterioration of individuals’ loan portfolios and also due to the worsening of the economic condition.

During this period, we expanded our distribution network, with a related increase in personnel and a greater use of resources in general, as well as expenses for advertising and publicity. In addition, the administrative expenses reflect an inflationary environment and the adjustment of salaries that has taken place.

In spite of the recent slowdown in the Argentine economy, Banco Galicia has managed to expand its business with the private sector and to improve its income generation, while strengthening its financial condition and the coverage of its credit risks in a scenario of deterioration of asset quality.

In summary, in recent years, our operating profitability was positively impacted by the growth of our business with the private sector, both the financial intermediation and fee-based businesses, in a still low credit risk environment, but within a context of growing inflation. Fiscal year 2014 will be more challenging as the world economy is more volatile and there are still certain domestic problems such as a growing fiscal deficit, difficulties to access to the foreign exchange market, decreasing international reserves, preasure on the foreign currency exchange rate and high levels of inflation, which could negatively impact the Argentine economy.

The Argentine Economy

The 2013 fiscal year was characterized by low volatility in the international financial markets, continuance of the monetary stimulus provided by the major central banks worldwide and a good performance for financial assets. In particular, the stock exchanges of developed countries grew 24% as compared to 2012.

Towards the second half of 2013, expectations regarding a decrease in the monetary stimulus provided by the U.S. Federal Reserve led to an increase of more than 130b.p. in the rate of the U.S. treasury notes, the yield of which was approximately 3% at the end of 2013.

The improvement of the economic outlook and the higher yields of sovereign debt in developed countries, led to a reversal of capital flows and a depreciation of the currencies of developing countries. During 2013, the prices of the main consumer commodities decreased 5%.

However, the U.S. Federal Reserve’s decrease in monetary stimulus was less severe than anticipated by the market, became effective later and was implemented more gradually than originally predicted.

The GDP of developed economies grew 1.2% in 2013. The U.S. and Japan grew 1.9% and 1.7%, respectively. Europe’s GDP decreased 0.4% in 2013; however, during the second half of 2013, its economy showed signs of recovery, especially in Spain, Germany and France. On the other hand, emerging economies grew an average of 4.7% in 2013, as compared to 4.9% in 2012.

The volume of Argentine exports declined during 2013, due to the devaluation of other emerging currencies, particularly the Brazilian Real, and a 5.6% decrease in the prices of the major export products according to the Argentine Central Bank.

In the financial sector, following the legislative elections and positive signs for the Argentine economy, payment of pending legal proceedings in respect of the International Centre for Settlement of Investment Disputes, arrangement with Repsol for the nationalization of YPF, and negotiations with the International Monetary Fund (the “IMF”) and the Paris Club, financial assets performed well.

It is estimated that activity increased by 3.1% in 2013, which implied an improvement as compared to the 0.3% decrease noted in 2012. This increase took place primarily during the first half of 2013, when there was a 3.3% increase with respect to the first half of the year. However, during the second half of 2013, Argentine GDP decreased 0.2% in seasonally-adjusted terms.

With respect to supply, the financial intermediation sector showed the best performance, with a 13.5% annual increase, followed by agriculture, livestock, hunting and forestry (10.7%). In turn, the manufacturing industry showed an increase lower than the general average, growing 2.8% during the year as a result of factory capacity that is approaching its limits. The worst performing economic sectors were real estate, business, lease and mining and quarrying.

In turn, the Industrial Production Index prepared by Fundación de Investigaciones Económicas Latinoamericanas (FIEL) posted a slight 0.7% annual accumulated increase in 2013. The sectors that decreased the most are the metallurgy industry, with an accumulated decrease of 3.9% and the cigarette sector, with a decrease of 2.4%, whereas non-metallic mineral products and the automotive sector were the sectors that increased the most during this period (9.4% and 4.7%, respectively).

The unemployment rate decreased from 6.9% of the economically active population for the fourth quarter of 2012 to 6.4% for the same quarter of 2013, reflecting the impact of the economic activity level on the labor market.

In the monetary area, the main monetary aggregates slowed their increase as compared to 2012, below the overall nominal economic growth. By the end of the 2013 fiscal year, the monetary base of the Argentine government recorded a 23.8% expansion, more than 15 basis points (b.p.) below the growth recorded in 2012. Notwithstanding, the monetary base grew by Ps. 69,845 million, almost exclusively due to the increase in financing provided to the National Treasury (Ps. 94,182 million) and, to a lesser extent, due to repossession transactions (Ps. 10,025 million). Unlike 2012, the intervention in the foreign exchange market decrease in an amount equal to Ps. 32,331 million, while transactions with Argentine Central Bank Bills and Notes (Lebac and Nobac, respectively) decreased by Ps. 4,541 million, through the issuance of such instruments. This trend was as well reflected in the performance of the private-sector M2 (money in circulation and deposits in savings and checking accounts that belong to the private sector), which grew 24.8%, as compared to the 37.2% growth recorded in 2012. On the other hand, total M2 (including deposits from the public sector) increased 27.1% in 2013, after increasing 40.1% in 2012.

Interest rates increased during the second half of 2013, after remaining relatively unchanged during the first half of 2013. Increased pressure on the financial system’s liquidity led to an increase in interest rates, which by the end of 2013 were 20% per annum, as compared to the 15% per annum at the end of 2012.

The reference exchange rate established by the Argentine Central Bank increased from Ps. 4.917 to Ps. 6.518 per Dollar between December 31, 2012 and December 30, 2013 (equivalent to a 32.6% depreciation); while the average exchange rate increased from Ps. 4.880 per Dollar in 2012 to Ps. 6.319 per Dollar in 2013.

Inflation for 2013 was equal to 10.9%, as measured by the CPI of the INDEC, higher than the 10.8% recorded in 2012. In turn, the Wholesale Domestic Price Index recorded a 14.7% increase. According to private estimates, consumer prices increased approximately 26.4% during 2013.

In the fiscal area, tax revenues, including social security, grew 25.9% in 2013, as compared to 26.7% in 2012, and a 30.0% increase in 2011. Primary expenditures increased 33.5% in 2013 as compared to 2012. The Argentine public sector achieved a primary deficit of Ps. 22,479 million, equivalent to 0.8% of GDP, showing a decline as compared to the Ps. 4,374 primary deficit recorded in 2012 (0.2% of GDP). After an interest payment for Ps. 41,998 million, the financial deficit amounted to Ps. 64,477 million, equivalent to 2.3% of GDP.

The balance of payments on current account recorded a deficit amounting to US$2,500 million in 2013. In terms of GDP, this shows a slight deterioration from a neutral balance in 2012 to a 0.5% deficit in 2013. The balance of trade posted a US$ 9,024 million surplus over the year, below the US$ 3,396 million posted in 2012.

Exports increased by 3%, as compared to the prior year, due to the 3% rise in export volumes, partially offset by a 1% drop in prices. This increase in the export volumes represents a strong recovery, as compared to the 4% decrease noted in 2012. This improvement largely results from an increase in crop harvests, mainly of soy, together with an improvement in prices, and from the recovery of the Brazilian economy, which had a positive impact on the export of industrial goods.

On the other hand, imports increased as compared to 2012. In 2013, they increased 8%, as compared to a 7.8% drop in 2012. This increase was primarily attributable to an increase in the amounts imported (5%) and in prices (3%). Imports of automobiles grew the most, increasing 32% as compared to 2012, followed, in order of importance, by imports of fuel and lubricants, which grew 23% as compared to 2012, after recording a 1% drop in 2012.

The non-financial private sector’s capital account (as per estimates made by the single free exchange market posted a net foreign currency inflow of US$2,290 million in 2013, representing a strong recovery against the US$591 million net foreign currency outflow in 2012. Therefore, such account had a positive balance for the year ended December 31, 2013 after six years of a net foreign currency outflow. As of December 31, 2013, the Argentine Central Bank’s international reserves amounted to US$ 30,599 million, US$ 12,691 million lower than those as of December 31, 2012.

The Argentine Financial System

Financial intermediation continued to develop strongly during 2013. The loans-to-private-sector to GDP ratio, an indicator of financial system depth, increased by 1.2 p.p. during 2013, reaching 16.9%.

Total loans to the private sector in the financial system grew 30.8% in 2013 as compared to 2012, reaching Ps. 491,722 million. The category of loans that experienced the most growth were consumer credit lines, comprised of loans through credit cards and personal loans, which increased 37.4%, reaching Ps. 188,634 million as of December 31, 2013. Short-term commercial loans, which include overdrafts and promissory notes, grew by 24.2%, amounting to Ps. 137,916 million. Loans secured by a pledge increased 40.7%, with a final balance of Ps. 31,816 million, whereas mortgage loans increased 23.9%, to Ps. 44,802 million. In turn, loans to the public sector accounted for 8.9% of total assets as of November 2013, decreasing 0.7 p.p. from November 2012.

The financial system’s total deposits increased 26.3% during 2013, amounting to Ps. 744,665 million as of December 31, 2013. Deposits from the non-financial private sector increased 28.1%, amounting to Ps. 541,643 million as of December 31, 2013, whereas deposits from the public sector amounted to Ps. 201,873 million as of December 31, 2013, representing a 23.3% increase as compared to 2012. Within deposits from the private sector, transactional deposits grew 25.1%, amounting to Ps. 274,796 million as of December 31, 2013, while time deposits increased 31.5%, amounting to Ps. 246,680 million.

The average interest rate paid by private banks in December 2013 for deposits up to 59 days was 19.51%, increasing 454 b.p. inter-annually, while for deposits over Ps. 1 million, such rate was 20.32%, increasing 481 b.p. inter-annually.

With respect to lending rates, in December 2013 the rate applicable to overdrafts was 27.38%, increasing 559 b.p. inter-annually, and the signature loan rate was 22.34%, increasing 376 b.p. inter-annually.

In 2013, financial institutions maintained their liquidity levels (in relation to total deposits) as compared to 2012, with an average rate of 26.8%. The Argentine financial system’s net worth increased by Ps. 30,997 million, which represents a 34.1% improvement over 2012. The Argentine financial system’s profitability was equivalent to 3.4% of total assets (+0.5 p.p.), while the return on shareholders’ equity was 29.6% (+3.9 p.p.). Income from interest and services amounted to 5.9% and 4.3% of total assets, respectively. In turn, administrative expenses increased from 7.0% to 7.1% of total assets, while provisions for loan losses increased from 0.9% to 1.0% of total assets. The non-accrual loan portfolio to the non-financial private sector was 1.7% in December 2013, showing no change from the previous year. Within the framework of prudent policies, the coverage of the private-sector non-accrual loan portfolio with allowances increased in recent years, reaching historically high levels. After the 172% maximum reached in November 2011, in 2013 financial institutions maintained coverage at levels similar to those of the prior year, reaching 140% by the end of 2013.

As of October 31, 2013, there were 82 financial institutions in operation in Argentina, including banks and non-banking institutions. Of this total, 65 were banks, 53 of which were private-sector banks (concentrating 53.8% of total deposits in the financial system). Of these 53, 33 were domestic banks, one of which was a cooperative bank (which represented 28.0% of total deposits, 1.2% higher as compared to the end of 2012) and 20 were foreign-owned banks (which represented 25.8% of total deposits, 0.7% lower as compared to the end of 2012). There are 12 government-owned banks as of December 31, 2013 (which represented 45.9% of total deposits), and 16 non-banking financial institutions with only a 0.4% share of total deposits.

The concentration of the financial system, measured by the private-sector deposit-market share of the ten leading banks, reached 75.9% as of October 31, 2013. This percentage was similar to the one recorded at the end of 2012.

Based on information as of September 2013 (the most recent date of available information), the Argentine financial system’s banks employed a total of 105,302 people (60.5% of which were employed by the private sector), representing a 0.8% increase in 2013.

The Argentine Insurance Industry

The insurance industry continued to grow in 2013. Production amounted to Ps.91,000 million, 36.3% higher than the level recorded for 2012. Out of the total insurance production, 80% related to property insurance, 18% related to life and personal insurance and 2% related to retirement insurance. Within the 80% corresponding to property insurance, the automotive insurance segment comprised the most significant portion with 44% of property insurance, followed by the workers’ compensation segment with 34%.

Within the life insurance business, group life insurance represented 67% of the segment, followed by individual life insurance, representing 14%, and personal accident insurance, representing 14%.

Inflation

Historically, inflation in Argentina has played a significant role in influencing, often negatively, the economic conditions in Argentina and, in turn, the operations and financial results of companies operating in Argentina, such as Grupo Financiero Galicia.

The chart below presents a comparison of inflation rates published by INDEC, measured by the WPI and the CPI, for the fiscal years 2013, 2012 and 2011. In addition, the chart below presents the evolution of the CER index, published by the Argentine Central Bank, used to adjust the principal of certain of our assets and liabilities, for the periods indicated.

	For the 12-month period ended December 31,
(in percentages)	2013	2012	2011
Price Indices (1) (2)
WPI	14.76	13.13	12.67
CPI	10.95	10.84	9.51
Adjustment Indices
CER	10.53	10.55	9.54

(1)	Data for December of each year as compared to December of the immediately preceding year. Source: INDEC/the Argentine Central Bank.
(2)	The accuracy of the measurements of INDEC is in doubt, and the actual CPI and WPI could be substantially higher than those indicated by INDEC. For example, according to private sector estimates, the CPI approximately increased by 21% (rather than 9.5%) in 2011, 24% (rather than 10.8%) in 2012 and 27% (rather than 10.9%) in 2013.

In the first three months of 2014, the WPI increased 13.0% and the CPI increased 10.0%. Over the same period, the CER increased 8.1%.

Currency Composition of Our Balance Sheet

The following table sets forth our assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER, at the dates indicated.

	As of December 31,
	2013	2012	2011
	(In millions of Pesos)
Assets
In Pesos, Unadjusted	72,612.9	55,493.8	42,860.0
In Pesos, Adjusted by the CER	780.7	717.0	579.3
In Foreign Currency (1)	9,762.2	7,247.4	7,753.7

Total Assets	83,155.8	63,458.2	51,193.0

Liabilities and Shareholders’ Equity
In Pesos, Unadjusted, Including Shareholders’ Equity	72,695.7	55,081.5	39,973.7
In Pesos, Adjusted by the CER	8.2	8.2	8.8
In Foreign Currency (1)	10,451.9	8,368.5	11,210.5

Total Liabilities and Shareholders’ Equity	83,155.8	63,458.2	51,193.0

(1)	If adjusted to reflect forward sales and purchases of foreign exchange made by Grupo Financiero Galicia and recorded off-balance sheet, assets amounted to Ps.20,343.5 million and liabilities to Ps.14,275.4 million.

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

An adequate balance between assets and liabilities denominated in foreign currency characterizes the management strategy for this risk factor, seeking to achieve full coverage of long-term asset-liability mismatches and allowing a short-term mismatch management margin that contributes to the possibility of improving certain market situations. Short- and long-term goals are attained by appropriately managing assets and liabilities and by using the financial products available in our market, particularly “dollar futures” both in institutionalized markets (MAE and ROFEX) and in forward transactions performed with customers.

Transactions in foreign currency futures (Dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.

Results of Operations for the Fiscal Years Ended December 31, 2013, December 31, 2012 and December 31, 2011

We discuss below our results of operations for the fiscal year ended December 31, 2013 as compared with our results of operations for the fiscal year ended December 31, 2012, and our results of operations for the fiscal year ended December 31, 2012 as compared with our results of operations for the fiscal year ended December 31, 2011.

Net Income/Loss

	Fiscal Year Ended			Change
	December 31,			December 31,
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Pesos, except percentages)
Consolidated Income Statement
Financial Income	13,075.7	9,129.0	6,017.7	3,946.7	3,111.3
Financial Expenses	6,170.0	3,940.6	2,274.2	2,229.4	1,666.4
Net financial Income	6,905.7	5,188.4	3,743.5	1,717.3	1,444.9
Provision for Losses on Loans and Other Receivables	1,776.3	1,347.3	843.4	429.0	503.9
Net income from Services	4,239.4	3,200.0	2,451.7	1,039.4	748.3
Income from Insurance Activities	904.9	651.9	457.4	253.0	194.5
Administrative Expenses	7,428.3	5,773.6	4,205.2	1,654.7	1,568.4
Minority Interest	(208.7)	(186.4)	(171.0)	(22.3)	(15.4)
Income / (Loss) from Equity Investments	123.7	117.4	132.7	6.3	(15.3)
Miscellaneous Income / (Loss), Net	295.3	275.1	295.1	20.2	(20.0)
Income Tax	(1,232.0)	(789.3)	(753.9)	(442.7)	(35.4)

Net income / (Loss)	1,823.7	1,336.2	1,106.9	487.5	229.3

Return on Average Assets (1)	2.91	2.80	3.07	0.1	(0.3)
Return on Average Shareholders’ Equity	32.46	32.12	37.39	0.4	(5.3)

(1)	For the calculation of the return on average assets, profits or losses corresponding to minority interests are excluded from net income.

Net income for the fiscal year ended December 31, 2013 was Ps.1,823.7 million, as compared to Ps. 1,336.2 million for the fiscal year ended December 31, 2012 and Ps. 1,106.9 million for the fiscal year ended December 31, 2011.

Net earnings per share for the fiscal year ended December 31, 2013 were Ps.1.469, as compared to Ps.1.076 for the fiscal year ended December 31, 2012 and Ps.0.892 for the fiscal year ended December 31, 2011.

The return on average assets and the return on average shareholders’ equity for the fiscal year ended December 31, 2013 were 2.91 % and 32.46%, respectively, as compared to 2.80% and 32.12%, respectively, for the fiscal year ended December 31, 2012 and to 3.07% and 37.39%, respectively, for the fiscal year ended December 31, 2010.

Fiscal Year 2013 compared to Fiscal Year 2012

Net income for the fiscal year ended December 31, 2013 was Ps.1,823.7 million, as compared to Ps.1,336.2 million for the fiscal year ended December 31, 2012, representing a Ps.487.5 million or 36.5% increase. Such increase was primarily attributable to:

•	a Ps.3,946.7 million increase in financial income, from Ps. 9,129.0 million to Ps.13,075.7 million,

•	a Ps.1,039.4 million increase in net income from services, from Ps.3,200.0 million to Ps.4,239.4 million, and

•	a Ps.253.0 million increase in income from insurance activities, from Ps.651.9 million to Ps.904.9 million.

Such changes were partially offset by:

•	a Ps.2,229.4 million increase in financial expenses, from Ps.3,940.6 million to Ps.6,170.0 million,

•	a Ps.429.0 million increase in provision for loan losses and other receivables, from Ps.1,347.3 million to Ps.1,776.3 million,

•	a Ps.1,654.7 million increase in administrative expenses, from Ps.5,773.6 million to Ps.7,428.3 million, and

•	a Ps.442.7 million increase in income tax, from Ps.789.3 million to Ps.1,232.0 million.

The growth in income as compared to the year ended December 31, 2012, was the result of a significant increase in the volume of financial intermediation with the private sector, together with the improvement of the efficiency ratio, as the increase in operating income (net financial income plus net income from services) was higher than the increase recorded in administrative expenses.

Fiscal Year 2012 compared to Fiscal Year 2011

Net income for the fiscal year ended December 31, 2012 was Ps.1,336.2 million, as compared to Ps.1,106.9 million for the fiscal year ended December 31, 2011, representing a Ps.229.3 million or 20.7% increase. Such increase was primarily attributable to:

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

Financial Income

Our financial income was composed of the following:

	Fiscal Year Ended
	December 31,
	2013	2012	2011
	(in millions of Pesos)
Income on Loans and Other Receivables Resulting from Financial Brokerage and Premiums Earned on Reverse Repurchases	11,368.4	8,010.0	5,160.2
Income from Government and Corporate Securities, Net	939.1	961.7	753.0
Other (1)	768.2	157.3	104.5

Total	13,075.7	9,129.0	6,017.7

(1)	Reflects income from receivables from financial leases, premiums on forward sales of foreign currency, CER adjustment and, during fiscal year 2011, results from foreign-exchange differences.

The following table shows our yields on interest-earning assets and cost of funds:

	As of December 31,
	2013		2012		2011
	Average		Average		Average
	Balance	Rate	Balance	Rate	Balance	Rate
	(in millions of Pesos, except rates)
Interest-Earning Assets	54,159.7	23.03	42,836.6	21.31	31,941.3	19.05

Government Securities	4,155.7	14.33	5,248.1	13.28	3,785.9	17.25
Loans	47,912.0	24.01	35,196.9	22.85	26,218.7	19.91
Other	2,092.0	17.77	2,391.6	16.17	1,936.7	10.97

Interest-Bearing Liabilities	39,778.7	12.60	30,922.0	9.93	23,328.9	7.92

Checking Accounts	1.1	—	1.5	—	3.3	—
Savings Accounts	8,077.9	0.18	6,669.2	0.16	5,825.7	0.18
Time Deposits	23,256.6	16.22	16,710.5	13.38	11,970.2	10.84
Debt Securities	6,350.3	13.69	4,750.7	11.51	3,390.8	10.42
Other Interest-bearing Liabilities	2,092.8	16.97	2,790.1	9.90	2,138.9	8.75

	As of December 31,
	2013		2012		2011
	Average		Average		Average
	Balance	Rate	Balance	Rate	Balance	Rate
	(in millions of Pesos, except rates)
Spread and Net Yield
Interest Spread, Nominal Basis (1)		10.43		11.38		11.13
Net Yield on Interest-earning Assets (2)		13.78		14.14		13.27
Financial Margin (3)		12.75		12.11		11.72

(1)	Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER adjustment.
(2)	Net interest earned divided by average interest-earning assets. Interest rates include the CER adjustment.
(3)	Represents net financial income, divided by average interest-earning assets.

Fiscal Year 2013 compared to Fiscal Year 2012

Financial income for the fiscal year ended December 31, 2013 was Ps.13,075.7 million, as compared to Ps.9,129.0 million for the fiscal year ended December 31, 2012, representing a 43.2% increase. Such increase was the result of a higher average volume of interest-earning assets, together with a higher average yield.

The average yield on interest-earning assets for the fiscal year ended December 31, 2013 was 23.03%, as compared to 21.31% for the fiscal year ended December 31, 2012, a 172 b.p. increase as a result of the growth reflected in the average interest rate of every interest-earning asset, primarily, loans to the private sector and government securities.

The average of interest-earning assets for the fiscal year ended December 31, 2013 was Ps.54,159.7 million as compared to Ps. 42,836.6 million for the fiscal year ended December 31, 2012, representing a 26.4% increase. Out of this growth, Ps.12,715.1 million corresponded to the increase of the average loan portfolio which totaled Ps.47,912.0 million, 36.1% higher than the Ps.35,196.9 million for the fiscal year ended December 31, 2012. Within the loans to the private sector segment, a Ps.8,109.7 million (or 42.1%) increase in credit cards, a Ps.2,862.8 million (or 27.4%) growth in promissory notes, a Ps.767.6 million (or 10.5%) increase in personal loans and a Ps.644.6 million (or 55.6%) increase in mortgage loans, stood out.

Credit growth was influenced by projects that were undertaken pursuant to the Credit Line for Productive Investment set forth by the Argentine Central Bank in July 2012. As of the end of fiscal years 2012 and 2013, the Bank complied with the loan placement pursuant to the conditions set forth by the Argentine Central Bank for the 2012 quota (Ps.1,347.7 million) and the 2013 quota (first semester: Ps.1,622.6 and second semester: Ps.1,871.6 million).

According to Argentine Central Bank information, as of December 31, 2013, Banco Galicia’s estimated market share of loans to the private sector, excluding loans granted by the Regional Credit Card Companies, was 8.79%, as compared to 9.03% as of December 31, 2012.

The average interest rate on total loans was 24.01% for the fiscal year ended December 31, 2013, as compared to 22.85% for the fiscal year ended December 31, 2012, representing an increase of 116 b.p.

The average interest rate earned on Peso-denominated loans to the private sector was 25.28% for the fiscal year ended December 31, 2013, as compared to 24.87% for the fiscal year ended December 31, 2012, representing a 41 b.p. increase. This interest rate was influenced by projects that were undertaken pursuant to the Credit Line for Productive Investment, as loans granted under this credit line are required to be denominated in Pesos and the interest rate to be received by financial entities shall be of up to a 15.25% nominal annual fixed rate for the 2013 quota (2012 quota: 15.01%).

The average interest rate earned on foreign currency denominated loans to the private sector for the fiscal year ended December 31, 2013 was 4.69%, as compared to 5.40% for the fiscal year ended December 31, 2012, representing a 71 b.p. decrease.

The average position in government securities for the fiscal year ended December 31, 2013 was Ps.4,155.7 million, as compared to Ps.5,248.1 million for the fiscal year ended December 31, 2012, representing a decrease of 20.8%. This was attributable to a Ps.1,399.3 million decrease in the average position on Peso-denominated government bonds, primarily due to a decrease in the average position of securities issued by the Argentine Central Bank (Lebac and Nobac).

The average position in Dollar-denominated government bonds recorded an increase of Ps.306.9 million during the fiscal year ended December 31, 2013, mainly due to the acquisition of provincial treasury bills and debt securities.

The average yield on government securities for the fiscal year ended December 31, 2013 was 14.33%, as compared to 13.28% for the fiscal year ended December 31, 2012, a 105 b.p. increase.

The average interest rate on government securities denominated in Pesos for the fiscal year ended December 31, 2013 was 15.13%, as compared to 13.48% for the fiscal year ended December 31, 2012, a 165 b.p. increase, mainly due to the higher average rate accrued on Lebac and Nobac, as well as on Bonar 2015 Bonds.

The average interest rate on government securities denominated in Dollars for the fiscal year ended December 31, 2013 was 6.80%, as compared to 2.23% for the fiscal year ended December 31, 2012, a 457 b.p. increase, mainly due to the evolution of the prices corresponding to provincial treasury bills and debt securities.

The average “Other Interest-Earning Assets” for the fiscal year ended December 31, 2013 was Ps.2,092.0 million, as compared to Ps.2,391.6 million for the fiscal year ended December 31, 2012, representing a decrease of Ps.299.6 million, mainly attributable to the lower average balance of reverse repurchase agreement transactions, partially offset by the higher average balances related to receivables from financial leases.

The average rate on “Other Interest-Earning Assets” for the fiscal year ended December 31, 2013 was 17.77%, as compared to 16.17% for the fiscal year ended December 31, 2012, a 160 b.p. increase. Such growth was attributable to the variation in the average rate of other Peso-denominated assets as such rate increased to 18.14% for the fiscal year ended December 31, 2013 from 16.92% for the fiscal year ended December 31, 2012, predominantly as a result of the variation in the other interest-earning assets’ participation in terms of average volume and rate. Likewise, the foreign currency average rate increased to 8.78% from 2.76% for the same period.

The financial income for the fiscal year ended December 31, 2013 included, under the item “Other” in the Financial Income table above, a Ps.577.9 million profit from foreign-currency forward transactions, while in fiscal year 2012 profit from foreign-currency forward transactions represented a gain of Ps.26.0 million.

The following table indicates our market share in the segments listed below:

	Fiscal Year Ended
	December 31,
(in percentages)	2013	2012	2011
Total Deposits	6.91	6.75	6.62
Private-Sector Deposits
Total	9.19	9.11	8.78
Deposits in Checking and Savings Accounts and Time Deposits	9.47	9.39	9.06

Total Loans	8.08	8.19	7.77
Private-Sector Loans	8.79	9.03	8.63

Exclusively Banco Galicia and CFA within the Argentine market, based on daily information on deposits and loans prepared by the Argentine Central Bank. End-of-month balances are used. Deposits and loans include only principal. The Regional Credit Card Companies’ data is not included.

Fiscal Year 2012 compared to Fiscal Year 2011

Financial income for the fiscal year ended December 31, 2012 was Ps.9,129.0 million, as compared to Ps.6,017.7 million for the fiscal year ended December 31, 2011, representing a 51.7% increase. Such increase was the result of a higher average volume of interest-earning assets, together with a higher average yield.

The average yield on interest-earning assets for the fiscal year ended December 31, 2012 was 21.31%, as compared to 19.05% for the fiscal year ended December 31, 2011, a 226 b.p. increase primarily as a result of a higher average interest rate earned on loans, offset by a lower average yield on government securities.

The average of interest-earning assets for the fiscal year ended December 31, 2012 was Ps.42,836.6 million as compared to Ps.31,941.3 million for the fiscal year ended December 31, 2011, representing a 34.1% increase, which was primarily attributable to the 34.2% increase in the size of the average loan portfolio.

According to Argentine Central Bank information, as of December 31, 2012, Banco Galicia’s estimated market share of loans to the private sector, excluding loans granted by the Regional Credit Card Companies, was 9.03%, as compared to 8.63% as of December 31, 2011, a 40 b.p. increase.

The average interest rate on total loans was 22.85% for the fiscal year ended December 31, 2012, as compared to 19.91% for the fiscal year ended December 31, 2011, representing an increase of 294 b.p. Such increase was primarily attributable to a 204 b.p. increase in the average interest rate earned on Peso-denominated loans to the private sector, which was 24.87% for fiscal year ended December 31, 2012, as compared to 22.83% for the fiscal year ended December 31, 2011. The average interest rate earned on foreign currency denominated loans to the private sector for the fiscal year ended December 31, 2012 was 5.40%, as compared to 3.73% for the fiscal year ended December 31, 2011, representing a 166 b.p. increase.

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

The average yield on government securities for the fiscal year ended December 31, 2012 was 13.28%, as compared to 17.25% for the fiscal year ended December 31, 2011, a 397 b.p. decrease. The average interest rate on government securities denominated in Pesos for the fiscal year ended December 31, 2012 was 13.48%, as compared to 17.26% for the fiscal year ended December 31, 2011, a 378 b.p. decrease, mainly due to the lower average rate accrued on Lebac and Nobac, as well as on Bonar 2015 Bonds.

The average “Other Interest-Earning Assets” for the fiscal year ended December 31, 2012 was Ps.2,391.6 million, as compared to Ps.1,936.7 million for the fiscal year ended December 31, 2011, representing an increase of Ps.454.9 million, or 23.5%, mainly attributable to the higher average balance of reverse repurchase agreement transactions.

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

Financial income for the fiscal year ended December 31, 2012 included, under the item “Other” in the Financial Income table above, a Ps.26.0 million profit from foreign-currency futures transactions. Financial income for the fiscal year ended December 31, 2011 included a Ps.6.4 million profit from exchange differences, including discrepancies arising from foreign-currency futures transactions. Such income was comprised of a Ps.213.1 million profit from foreign exchange brokerage activities and a Ps.206.7 million loss from the valuation of the foreign currency net position.

Financial Expenses

Our financial expenses were composed of the following:

	Fiscal Year Ended
	December 31,
	2013	2012	2011
	(in millions of Pesos)
Interest on Deposits	3779.6	2,244.8	1,305.7
Notes	869.5	546.9	353.2
Contributions and Taxes	1008.7	629.9	412.3
Other (1)	512.2	519.0	203.0

Total	6,170.0	3,940.6	2,274.2

(1)	Includes interest accrued on liabilities resulting from financial brokerage with international banks and credit entities, premiums payable on repurchase agreement transactions, CER adjustment and, during fiscal year 2013 and 2012, results from foreign-exchange differences.

Fiscal Year 2013 compared to Fiscal Year 2012

The financial expenses for the fiscal year ended December 31, 2013 were Ps.6,170.0 million, as compared to Ps.3,940.6 million for the fiscal year ended December 31, 2012, a 56.6% increase. Such growth was attributable to a 28.6% increase in the average balance of interest-bearing liabilities combined with a 267 b.p. increase in the average cost thereof.

The average interest-bearing liabilities for the fiscal year ended December 31, 2013 were Ps.39,778.7 million, as compared to Ps.30,992.0 million for the fiscal year ended December 31, 2012. Such growth was attributable to the Ps.7,954.4 million higher total interest-bearing deposits, which increased from Ps.23,381.2 million to Ps.31,335.6 million, and to the Ps.1,599.6 million increase in the average balance of debt securities, from Ps.4,750.7 million to Ps.6,350.3 million. These increases were offset by a decrease of Ps.697.3 million in the average balance of “Other Interest-Bearing Liabilities”, from Ps.2,790.1 million to Ps.2,092.8 million.

With respect to the total average interest-bearing deposits for the fiscal year ended December 31, 2013, Ps.28,921.8 million were Peso-denominated deposits and Ps.2,413.9 million were Dollar-denominated deposits, as compared to Ps.20,520.1 million and Ps.2,861.1 million, respectively, for the fiscal year ended December 31, 2012.

Average Peso-denominated deposits recorded an increase of 40.9%, with a growth of 32.3% in savings accounts and 44.0% in time deposits. Average deposits in Dollars fell 15.6% during fiscal year 2013, with deposits in savings accounts decreasing 26.4% and time deposits decreasing by 7.0%.

Using Argentine Central Bank information, considering only deposits from the private sector in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share was 9.47% for the fiscal year ended December 31, 2013, as compared to 9.39% for the fiscal year ended December 31, 2012, an 8 b.p. increase.

The average rate on interest-bearing deposits for the fiscal year ended December 31, 2013 was 12.09%, as compared to 9.61% for the fiscal year ended December 31, 2012, a 248 b.p. increase. Peso-denominated deposits for the fiscal year ended December 31, 2013 accrued at a 13.03% average interest rate, as compared to 10.88% for the fiscal year ended December 31, 2012, a 215 b.p. increase. The rate of Dollar-denominated deposits for the fiscal year ended December 31, 2013 was 0.72%, as compared to 0.50% for the fiscal year ended December 31, 2012, a 22 b.p. increase.

The average balance of debt securities for the fiscal year ended December 31, 2013 was Ps.6,350.3 million, as compared to Ps.4,750.7 million for the fiscal year ended December 31, 2012, a 33.7% increase. This growth was mainly attributable to the issuance of notes by Tarjeta Naranja, Tarjetas Cuyanas and CFA, to Grupo Financiero’s issuance of its Class III and Class IV notes and to the variation in the quotation of the Dollar during the period.

The average interest rate for debt securities for the fiscal year ended December 31, 2013 was 13.69%, as compared to 11.51% for the fiscal year ended December 31, 2012, a 218 b.p. increase.

The average balance of “Other Interest-Bearing Liabilities” for the fiscal year ended December 31, 2013 was Ps.2,092.8 million, with an average rate of 16.79%, as compared to Ps.2,790.1 million for the fiscal year ended December 31, 2012, with an average rate of 9.90%, a 25.0% decrease in the average balance and a 707 b.p. increase in the average rate, respectively. This item includes mainly Peso and Dollar-denominated debt with local and international banks and credit entities, and Peso and Dollar-denominated obligations in connection with repurchase agreement transactions for government securities. The Ps.697.3 million decrease in the average balance was mainly attributable to a lower average balance of debt with international banks and credit entities and to the decrease of Dollar- denominated obligations in connection with repurchase agreement transactions for government securities. This variation was partially offset by the growth recorded in financing from local entities.

The financial expenses for the fiscal year ended December 31, 2013 included a Ps.152.6 million loss from currency quotation differences. These financial expenses were composed of a Ps.173.5 million gain from foreign exchange brokerage activities and a Ps.326.1 million loss from the valuation of the foreign currency net position. For the fiscal year ended December 31, 2012 financial expenses included a Ps.189.2 million loss from currency quotation differences, composed of a Ps.159.6 million gain from foreign exchange brokerage activities and a Ps.348.8 million loss from the valuation of the foreign currency net position.

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

The average interest-bearing liabilities for the fiscal year ended December 31, 2012 were Ps.30,992.0 million, as compared to Ps.23,328.9 million for the fiscal year ended December 31, 2011. Such increase was mainly attributable to the Ps.5,582.0 million increase in total interest-bearing deposits, which increased from Ps.17,799.2 million to Ps.23,381.2 million, a Ps.1,359.9 million increase in the average balance of debt securities, from Ps.3,390.8 million to Ps.4,750.7 million, and an increase of Ps.651.2 million in the average balance of “Other Interest-Bearing Liabilities”, from Ps.2,138.9 million to Ps.2,790.1 million.

With respect to the total average interest-bearing deposits for the fiscal year ended December 31, 2012, Ps.20,520.1 million were Peso-denominated deposits and Ps.2,861.1 million were Dollar-denominated deposits, as compared to Ps.14,082.4 million and Ps.3,716.8 million, respectively, for the fiscal year ended December 31, 2011.

Average Peso-denominated deposits increased 45.7%, with increases of 37.3% in saving accounts and of 49.0% in time deposits. Dollar-denominated deposits decreased during the period, as well as in the financial system as a whole. Average deposits in Dollars fell 23.0% during fiscal year 2012, with deposits in savings accounts decreasing 32.9% and time deposits decreasing by 12.7%.

Considering Argentine Central Bank information, considering only deposits from the private sector in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share was 9.39% for the fiscal year ended December 31, 2012, as compared to 9.06% for the fiscal year ended December 31, 2011, a 33 b.p. increase.

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

The average balance of “Other Interest-Bearing Liabilities” for the fiscal year ended December 31, 2012 was Ps.2,790.1 million, with an average rate of 9.90%, as compared to Ps.2,138.9 million for the fiscal year ended December 31, 2011, with an average rate of 8.75%, a 30.4% increase in the average balance and a 115 b.p. increase in the average rate, respectively. This item includes mainly Peso and Dollar-denominated debt with domestic and international banks and credit entities, and Peso and Dollar-denominated obligations in connection with repurchase agreement transactions for government securities. The Ps.651.2 million increase in the average balance was mainly attributable to the higher average balance of transactions with banks and international entities.

The financial expenses for the fiscal year ended December 31, 2012 included a Ps.189.2 million loss from currency quotation differences. These financial expenses were composed of a Ps.159.6 million gain from foreign exchange brokerage activities and a Ps.348.8 million loss from the valuation of the net position in foreign currency. For the fiscal year ended December 31, 2011 the result from currency quotation differences was positive and is disclosed under the item “Other” in the Financial Income table above.

Net Financial Income

Fiscal Year 2013 compared to Fiscal Year 2012

Net financial income for the fiscal year ended December 31, 2013 was Ps.6,905.7 million, with a corresponding financial margin of 12.75%, as compared to Ps.5,188.4 million for the fiscal year ended December 31, 2012 with a corresponding financial margin of 12.11%, a Ps.1,717.3 million increase and a 64 b.p. increase, respectively.

The net financial income for the fiscal year ended December 31, 2013 included a Ps.425.6 million gain from currency quotation differences, comprised of a Ps.173.5 million gain from foreign exchange brokerage activities and Ps.252.1 million gain from the valuation of the foreign-currency net position and the results from foreign-currency forward transactions. For the fiscal year ended December 31, 2012, such result amounted to a Ps.163.2 million loss comprised of a Ps.159.6 million gain from foreign exchange brokerage activities and a Ps.322.8 million loss from the valuation of the foreign currency net position and the results from foreign-currency forward transactions. The higher result from quotations differences for the fiscal year ended December 31, 2013 as compared to fiscal year ended December 31, 2012 was mainly due to higher income from foreign-currency forward transactions.

Consequently, net financial income before quotation differences was Ps.6,480.1 million, Ps.1,128.5 million higher than the Ps.5,351.6 million for the fiscal year ended December 31, 2012. This increase was attributable to the significant growth in the volume of activity with the private sector, offset by a lower spread, which decreased to 10.43% for the fiscal year ended December 31, 2013 from 11.38% for the fiscal year ended December 31, 2012.

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

Provision for Losses on Loans and Other Receivables

Fiscal Year 2013 compared to Fiscal Year 2012

Provisions for losses on loans and other receivables for the fiscal year ended December 31, 2013 were Ps.1,776.3 million, as compared to Ps.1,347.3 million for the fiscal year ended December 31, 2012, a Ps.429.0 million increase primarily attributable to individual past-due loans. The non-accrual loan portfolio as a percentage of total loans increased from 3.37% as of December 31, 2012 to 3.57% as of December 31, 2013. During 2013, Banco Galicia established allowances for loan losses equal to Ps.1,700.5 million.

The coverage of the non-accrual portfolio with allowances decreased from 115.86% at fiscal year-end 2012 to 103.76% as of December 31, 2013. During fiscal year 2013 the Bank’s policy for establishing anticyclical provisions was discontinued and a procyclical policy was implemented, which reflects IFRS standards in a more reliable way. This in turn influenced the decrease of the coverage ratio.

Direct charges, net of recoveries, represented a gain of Ps.186.6 million. Charge-offs against allowances for loan losses were equal to Ps.1,303.8 million. The increase was mainly due to the increase in delinquency in credit card and personal loans.

Fiscal Year 2012 compared to Fiscal Year 2011

Provisions for losses on loans and other receivables for the fiscal year ended December 31, 2012 were Ps.1,347.3 million, as compared to Ps.843.4 million for the fiscal year ended December 31, 2011, Ps.503.9 million higher due to an increase in the size of the individuals portfolio. The non-accrual loan portfolio as a percentage of total loans increased from 2.63% at the end of fiscal year 2011 to 3.37% at the end of fiscal year 2012, primarily as a result of the worsening of the macroeconomic variables related to the consumer loan portfolio. During 2012, Banco Galicia established allowances for loan losses for Ps.1,294.7 million.

The coverage of the non-accrual portfolio with allowances decreased from 152.01% at fiscal year-end 2011 to 115.86% at fiscal year-end 2012.

Direct charges, net of recoveries, represented a gain of Ps.132.1 million. Charge-offs against allowances for loan losses were Ps.835.2 million.

Net Income from Services

Our net income from services consisted of:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Pesos)			(in percentages)
Income From
Credit and Debit Cards	4,097.1	3,036.8	2,235.9	34.9	35.8
CFA	122.0	104.3	70.4	17.0	48.2
Deposit Accounts	878.5	652.0	475.4	34.7	37.1
Cash Management	55.2	38.7	30.7	42.6	26.1
Safe Deposit Box	124.0	98.7	72.3	25.6	36.5
Services for Shipments	42.8	26.2	22.5	63.4	16.4
Financial Fees	81.7	70.2	54.9	16.4	27.9
Credit-related Fees	289.3	233.5	224.9	23.9	3.8
Check Collection	105.3	79.1	65.5	33.1	20.8
Collection Services (Taxes and Utility Bills)	86.5	64.5	52.2	34.1	23.6
International Trade	127.6	98.8	87.9	29.1	12.4
Other (1)	224.5	151.1	127.7	48.6	18.3

Total Income	6,234.5	4,653.9	3,520.3	34.0	32.2

Total Expenses	1,995.1	1,453.9	1,068.6	37.2	36.1

Net Income from Services	4,239.4	3,200.0	2,451.7	32.5	30.5

(1)	Includes, among others, fees from investment banking activities, asset management, assets under custody and guarantees granted.

Fiscal Year 2013 compared to Fiscal Year 2012

Net income from services for the fiscal year ended December 31, 2013 was Ps.4,239.4 million, as compared to Ps.3,200.0 million for the fiscal year ended December 31, 2012, a 32.5% increase. The Bank’s strategic positioning in the different segments, the significant growth in the business volume and the rise in prices, in line with the dynamics of the market, account for the increases in all items noted in the chart above.

Banco Galicia’s income from credit and debit card transactions, on an individual basis, for the fiscal year ended December 31, 2013 was Ps.1,682.6 million, as compared to Ps.1,223.9 million for the fiscal year ended December 31, 2012, a 37.5% increase. Such increase was mainly attributable not only to the greater number of credit cards managed, but also to the greater average amount of purchases made with each card during the year. The total number of cards managed by Banco Galicia excluding those issued by the Regional Credit Card Companies and CFA, for the fiscal year ended December 31, 2013 was 2.5 million, as compared to 2.2 million for the fiscal year ended December 31, 2012, a 16.7% increase.

Income from services corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2013 was Ps.2,676.0 million, as compared to Ps.2,019.2 million for the fiscal year ended December 31, 2012, a 32.5% increase. Such increase was mainly attributable to an increase in the amount of purchases made during the fiscal year together with a greater number of issued credit cards. The Regional Credit Card Companies had issued 8.3 million credit cards as of December 31, 2013, as compared to 7.5 million credit cards as of December 31, 2012, a 10.3% increase.

Consequently, income generated from credit card transactions amounted to Ps.4,097.1 million in 2013, a 34.9% increase from the Ps.3,036.8 million generated in 2012.

In addition to income from credit cards transactions, significant growth was achieved by Banco Galicia for the fiscal year ended December 31, 2013, particularly in the form of fees collected in connection with deposit accounts (34.7%), check collections (33.1%), international trade (29.2%) and credit related fees (23.9%), as compared to the fiscal year ended December 31, 2012.

Total deposit accounts for the fiscal year ended December 31, 2013 were 2.8 million, as compared to 2.6 million for the fiscal year ended December 31, 2012, representing a 6.6% increase.

Expenses from services for the fiscal year ended December 31, 2013 were Ps.1,995.1 million, as compared to Ps.1,453.9 million for the fiscal year ended December 31, 2012, representing a 37.2% increase. Such increase was mainly attributable to the growth in expenses related to credit and debit card transactions (expenses corresponding to processing and promotions, among others), together with a higher turnover tax.

Fiscal Year 2012 compared to Fiscal Year 2011

Net income from services for the fiscal year ended December 31, 2012 was Ps.3,200.0 million, as compared to Ps.2,451.7 million for the fiscal year ended December 31, 2011, a 30.5% increase. The Bank’s strategic positioning in the different segments, the significant growth in the business volume, and the rise in prices, in line with the dynamics of the market, account for the increases in all items noted in the chart above.

Banco Galicia’s income from credit and debit card transactions, on an individual basis, for the fiscal year ended December 31, 2012 was Ps.1,223.9 million, as compared to Ps.897.3 million for the fiscal year ended December 31, 2011, a 36.4% increase. Such increase was mainly attributable not only to the greater number of credit cards managed, but also to the greater average amount of purchases made with each card during the year. The total number of cards managed by Banco Galicia excluding those issued by the Regional Credit Card Companies and CFA, for the fiscal year ended December 31, 2012 was 2.2 million, as compared to 1.9 million for the fiscal year ended December 31, 2011, a 10.7% increase.

Income from services corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2012 was Ps.2,019.2 million, as compared to Ps.1,454.1 million for the fiscal year ended December 31, 2011, a 38.9% increase. Such increase was mainly attributable to an increase in the amount of purchases made during the fiscal year together with a greater number of issued credit cards. These Regional Credit Card Companies had issued 7.5 million credit cards as of December 31, 2012, as compared to 6.5 million credit cards as of December 31, 2010, a 15.2% increase.

Income generated from credit card transactions amounted to Ps.3,036.8 million, a 35.8% increase from the Ps.2,235.9 million generated in 2011.

In addition to income from credit card transactions, significant growth was achieved by Banco Galicia for the fiscal year ended December 31, 2012, particularly in the amount of fees collected in connection with deposit accounts (37.1%), safe deposit boxes (36.5%) and financial fees (27.9%), as compared to the fiscal year ended December 31, 2011.

Total deposit accounts for the fiscal year ended December 31, 2012 were 2.6 million, as compared to 2.2 million for the fiscal year ended December 31, 2011, representing a 17.5% increase.

Expenses from services for the fiscal year ended December 31, 2012 were Ps.1,453.9 million, as compared to Ps.1,068.6 million for the fiscal year ended December 31, 2011, representing a 36.1% increase. Such increase was mainly attributable to an increase in the number and frequency of promotions related to credit cards.

The following table sets forth the number of credit cards outstanding as of the dates indicated:

	December 31,						% Change
							December 31,
Credit Cards	2013		2012		2011		2013/2012	2012/2011
	(number of credit cards, except otherwise noted)						(percentages)
Visa		1,586,344		1,400,979		1,317,402	13.23	6.34
“Gold”		324,903		304,967		300,536	6.54	1.47
International		826,297		714,920		642,828	15.58	11.21
Domestic		90,245		115,336		162,515	(21.75)	(29.03)
“Business”		71,307		57,845		46,211	23.27	25.18
“Corporate”		3,139		2,924		2,421	7.35	20.78
“Platinum”		270,453		204,987		162,891	31.94	25.84
Galicia Rural		15,476		12,472		10,619	24.09	17.45
American Express		810,780		644,710		524,560	25.76	22.90
“Gold”		238,088		211,297		183,472	12.68	15.17
International		345,380		282,744		228,966	22.15	23.49
Platinum		227,312		150,669		112,122	50.87	34.38
MasterCard		107,235		100,288		96,644	6.93	3.77
“Gold”		34,935		30,592		26,918	14.20	13.65
MasterCard		71,779		69,058		68,951	3.94	0.16
Argencard		521		638		775	(18.34)	(17.68)
Regional Credit Card Companies		8,270,150		7,494,721		6,504,825	10.35	15.22
Local Brands (1)		4,552,203		4,242,386		3,879,919	7.30	9.34
Visa		3,164,358		2,741,907		2,172,228	15.41	26.23
MasterCard		519,342		478,173		422,266	8.61	13.24
American Express		34,247		32,255		30,412	6.18	6.06
CFA		101,412		88,987		64,989	13.96	36.93
Visa		93,881		79,488		53,761	18.11	47.85
MasterCard		7,531		9,499		11,228	(20.72)	(15.40)

Total		10,891,397		9,742,157		8,519,039	11.80	14.36

Total Amount of Purchases (in millions of Pesos)	Ps.	75,925	Ps.	52,804	Ps.	38,207	43.79	38.21

(1)	It corresponds to Tarjeta Naranja, Tarjetas Cuyanas, Tarjetas del Mar and La Anónima.

Administrative Expenses

The following table sets forth the components of our administrative expenses:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2013	2012	2011	2013/2012	2012/2011
	(in millions of Pesos)			(in percentages)
Salaries and Social Security Contributions	3,681.2	2,784.7	2,008.2	32.2	38.7
Property-related Expenses	376.0	280.8	218.7	33.9	28.4
Personnel Services	127.7	158.1	124.2	(19.2)	27.3
Advertising and Publicity	382.9	359.3	280.5	6.6	28.1
Amount Accrued in Relation to Directors’ and Syndics’ Compensation	63.9	49.9	38.2	28.1	30.6
Electricity and Communications	217.0	191.7	135.6	13.2	41.4
Taxes	607.9	435.7	298.6	39.5	45.9
Other	1,971.7	1,513.4	1,101.2	30.3	37.4

Total	7,428.3	5,773.6	4,205.2	28.7	37.3

Fiscal Year 2013 compared to Fiscal Year 2012

Administrative expenses for the fiscal year ended December 31, 2013 were Ps.7,428.3 million, as compared to Ps.5,773.6 million for the fiscal year ended December 31, 2012, a 28.7% increase.

Salaries, social security contributions and expenses related to personnel services for the fiscal year ended December 31, 2013 were Ps.3,808.9 million, as compared to Ps.2,942.8 million for the fiscal year ended December 31, 2012, a 29.4% increase. Such increase was mainly attributable to the salary increase agreement with the unions. For the fiscal year ended December 31, 2012, the staff of Grupo Financiero Galicia and its subsidiaries was composed of 13,329 employees, while as of the end of fiscal year 2013 the same staff was composed of 12,600 employees.

The remaining administrative expenses for the fiscal year ended December 31, 2013 were Ps.3,619.4 million, as compared to Ps.2,830.8 million for the fiscal year ended December 31, 2012, a 27.9% increase. Such increase was mainly attributable to a higher level of activity, to the geographic expansion of Banco Galicia and the Regional Credit Card Companies and to the increase in amounts payable due to the different services provided.

Fiscal Year 2012 compared to Fiscal Year 2011

Administrative expenses for the fiscal year ended December 31, 2012 were Ps.5,773.6 million, as compared to Ps.4,205.2 million for the fiscal year ended December 31, 2011, a 37.3% increase.

Salaries, social security contributions and expenses related to personnel services for the fiscal year ended December 31, 2012 were Ps.2,942.8 million, as compared to Ps.2,132.4 million for the fiscal year ended December 31, 2011, a 38.0% increase. Such increase was mainly attributable to the salary increase agreement with the unions. For the fiscal year ended December 31, 2011, Grupo Financiero Galicia and its subsidiaries had 12,606 employees, while for the fiscal year ended December 31, 2012 Grupo Financiero Galicia and its subsidiaries had 13,329 employees.

The remaining administrative expenses for the fiscal year ended December 31, 2012 were Ps.2,830.8 million, as compared to Ps.2,072.8 million for the fiscal year ended December 31, 2011, a 36.6% increase. Such increase was mainly attributable to a higher level of activity, to the geographic expansion of Banco Galicia and the Regional Credit Card Companies, the rise in utility rates and the increases in amounts payable pursuant to agreements with different service providers, the main component of which is labor.

Income from Insurance Activities

Fiscal Year 2013 compared to Fiscal Year 2012

Income from insurance activities amounted to Ps.904.9 million for the fiscal year ended December 31, 2013, 38.8% higher than the Ps.651.9 million of income recorded for the fiscal year ended December 31, 2012, mainly as a result of a significant increase in the volume of premiums issued for the insurance products sold.

Fiscal Year 2012 compared to Fiscal Year 2011

Income from insurance activities amounted to Ps.651.9 million in fiscal year 2012, 42.5% higher than the Ps.457.4 million income recorded in fiscal year 2011, mainly as a consequence of a significant increase in the volume of premiums issued for the insurance products sold.

Income/(Loss) from Equity Investments

Fiscal Year 2013 compared to Fiscal Year 2012

Income from equity investments for the fiscal year ended December 31, 2013 was Ps.123.7 million, as compared to Ps.117.4 million for the fiscal year ended December 31, 2012. The Ps.6.3 million increase was mainly attributable to the collection of higher dividends from VISA Argentina S.A.

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

Miscellaneous Income/(Loss), Net

Fiscal Year 2013 compared to Fiscal Year 2012

Miscellaneous net income for the fiscal year ended December 31, 2013 was Ps.295.3 million, as compared to Ps.275.1 million for the fiscal year ended December 31, 2012.

The higher income of Ps.20.2 million was mainly due to the increase of Ps.137.8 million in profits from loans recovered and punitive interest, partially offset by the higher establishment of net allowances for Ps.115.8 million.

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

Income Tax

Fiscal Year 2013 compared to Fiscal Year 2012

The income tax charge for the fiscal year ended December 31, 2013 was Ps.1,232.0 million, as compared to Ps.789.3 million for the fiscal year ended December 31, 2012, a Ps.442.7 million increase.

The effective income tax rate for fiscal year 2013 was 40.3%, lower than the 37.1% recorded in 2012.

Fiscal Year 2012 compared to Fiscal Year 2011

The income tax charge for the fiscal year ended December 31, 2012 was Ps.789.3 million, as compared to Ps.753.9 million for the fiscal year ended December 31, 2011, a Ps.35.4 million increase.

The effective income tax rate for fiscal year 2012 was 37.1%, lower than the 40.5% recorded in 2011.

U.S. GAAP and Argentine Banking GAAP Reconciliation

General

We prepare our financial statements in accordance with Argentine Banking GAAP. The more significant differences between Argentine Banking GAAP and U.S. GAAP relate to the determination of the allowance for loan losses, the carrying value of certain government securities and receivables for government securities, the accounting of Banco Galicia’s foreign debt restructuring, goodwill, securitization and recognition of deferred income taxes. For more detail on differences in accounting treatment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2013, see Note 35 to our consolidated financial statements.

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

The following table shows the allowance for loan losses for the periods indicated under Argentine Banking GAAP and U.S. GAAP and the corresponding shareholders’ equity adjustment under U.S. GAAP:

	December 31, 2013	December 31, 2012	December 31, 2011
	(in millions of Pesos)
Argentine Banking GAAP	2,172.3	1,761.4	1,300.6
U.S. GAAP
ASC 310
Allowance for Loan Losses	104.7	70.6	40.5

ASC 450	2,056.1	1,660.5	1,239.0

U.S. GAAP Shareholders’ Equity Adjustment (1)	11.4	30.3	21.1

(1)	Including qualitative and quantitative adjustments.

ASC 310 Analysis

The non-performing commercial loan portfolio is comprised of loans falling into the following classifications of the Argentine Central Bank:

•	“With Problems”

•	“High Risk of Insolvency”

•	“Uncollectible”

The following table shows our loan loss reserve under ASC 310 for our non-performing commercial loan portfolio as of the dates indicated.

	December 31, 2013	December 31, 2012	December 31, 2011
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP – ASC 310 Analysis	104.7	70.6	40.5

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

The increase in the allowances recorded under ASC 450 is mostly due to a higher volume of credit card and personal loans granted during 2013 and 2012 and the worsening of macroeconomic factors, such as inflation rate and unemployment. The table below shows our loan loss reserve under ASC 450 for consumer and performing commercial loans as of the dates indicated.

	December 31, 2013	December 31, 2012	December 31, 2011
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP – ASC 450 Analysis	2,056.1	1,660.5	1,239.0

In addition to assessing the reasonableness of the loan loss reserve as described above, Grupo Financiero Galicia makes an overall determination of the adequacy of each period’s reserve based on such ratios as:

•	Loan loss reserves as a percentage of non-accrual loans,

•	Loan loss reserves as a percentage of total amounts past due, and

•	Loan loss reserves as a percentage of past-due unsecured amounts.

The table below shows the above-mentioned ratios as of the dates indicated.

	December 31, 2013	December 31, 2012	December 31, 2011
Loan Loss Reserves as a Percentage of Non-accrual Loans	127.05%	138.77%	202.23%
Loan Loss Reserves as a Percentage of Total Amounts Past Due	79.52%	87.80%	121.00%
Loan Loss Reserves as a Percentage of Past-due Unsecured Amounts	147.83%	159.09%	226.90%

The allowance for loan losses has increased approximately 24% during 2013 under U.S. GAAP. This variation is due to an increase in the portfolio of loans to the private sector and to the qualitative approach reflecting current economic conditions, industry performance trends, geographic or obligor concentrations, within each portfolio segment required for smaller-balance impaired and unimpaired.

Carrying Value of Certain Government Securities and Receivables for Government Securities

As of December 31, 2013, our holding of Bonar 2015 Bonds have been recorded at their acquisition cost increased according to the accrual of their internal rate of return under Argentine Banking GAAP.

Under U.S. GAAP, the Bonar 2015 Bonds were considered as “available for sale securities” and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

Under U.S. GAAP, all of these assets are carried at fair value as fully explained in Note 35 to our financial statements and “-U.S. GAAP - Critical Accounting Policies”.

The table below shows the book value, market value and amortized cost of Bonar 2015 Bonds as of December 31, 2013 and 2012, respectively.

	December 31, 2013					December 31, 2012
(In millions of Pesos)	Amortized Cost US GAAP	Book Value Argentine Banking GAAP	Market Value	Unrealized (Loss)/Gain	Shareholders’ Equity Adjustment	Amortized Cost US GAAP	Book Value Argentine Banking GAAP	Market Value	Unrealized (Loss)/Gain	Shareholders’ Equity Adjustment
Bonar 2015 Bonds	196.5	392.0	396.5	200.0	4.4	409.9	558.0	601.0	191.1	43

Foreign Debt Restructuring

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

Shareholders’ Equity adjustments between Argentine Banking GAAP and U.S. GAAP as of December 31, 2013 and December 31, 2012, amounted to Ps.(33.2) and Ps.(25.0), respectively.

Securitizations

The following table summarizes the adjustment for U.S. GAAP purposes related to securitization transactions as of December 31, 2013 and 2012:

	As of December 31,
	2013			2012
	(In millions of Pesos)
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’ Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’ Equity Adjustment
Galtrust I (1)	743.4	743.4	—	674.0	674.0	—
Financial Trust Galicia (2)	151.3	142.5	(8.8)	136.7	75.7	(61.0)

Total	894.7	885.9	(8.8)	810.7	749.7	(61.0)

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

The retained interest in the trust was recorded under Argentine Central Bank rules in the “Other Receivables from Financial Brokerage”, and its balance as of December 31, 2013 and 2012, was Ps.743.4 million and Ps. 674.0 million, respectively.

As of December 31, 2013 and 2012, under Argentine Banking GAAP, we recorded certain reserves to adjust the equity method used to account for the residual interest in the trust, at its fair value.

The fair value of these securities was determined on the balance sheet date, based on the fair value and internal valuation techniques. Such fair value constituted the new cost basis for this investment.

In accordance with ASC 810, Grupo Financiero Galicia was deemed to be the primary beneficiary of this trust and, therefore, the Bank reconsolidated the assets and liabilities of the mentioned trust. Upon consolidation, the Bogar Bonds were classified as available-for-sale securities and measured at fair value with changes recorded in other comprehensive income. As the fair value of the residual interest in the trust recorded pursuant to Argentine Central Bank rules was determined based on the fair value of the Bogar Bonds, recorded as an asset in the trust, there is no difference in the measurement of the net assets held and recorded under Argentine Central Bank rules as compared to under U.S. GAAP. The only difference between both standards is that under U.S. GAAP, changes in the fair value of the Bogar Bonds are recorded in other comprehensive income, while under Argentine Banking GAAP, changes are recorded in the consolidated income statement.

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

Additional information required by U.S. GAAP

The table below presents the aggregated assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

	As of December 31,
(In millions of Pesos)	2013		2012
Cash and Due from Banks	Ps.	13.0	Ps.	11.8
Government Securities		962.6		988.0
Other Assets		0.1		4.8

Total Assets	Ps.	975.7	Ps.	1,004.6

Debt Securities	Ps.	89.1	Ps.	204.4
Certificates of Participation		886.2		800.0
Other Liabilities		0.4		0.2

Total Liabilities	Ps.	975.7	Ps.	1,004.6

Our maximum loss exposure, which amounted to Ps.975.7 million and Ps. 1,004.6 million as of December 31, 2013 and 2012, respectively, is based on the unlikely events that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on our balance sheet.

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

As of December 31, 2013 and 2012 we had a balance of Ps.148.7 million and Ps. 247.8 million, respectively, related to the negative goodwill.

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

Summary

As a result of the above and other differences, our net income and shareholders’ equity under Argentine Banking GAAP and U.S. GAAP for the periods indicated were as follows:

	Net Income (Loss)		Shareholders’ Equity (Deficit)
	Argentine Banking GAAP	U.S. GAAP	Argentine Banking GAAP	U.S. GAAP
	(in millions of Pesos)
Fiscal Year 2013	1,823.7	1,574.6	6,947.2	6,944.0
Fiscal Year 2012	1,336.2	1,309.6	4,870.1	5,107.9
Fiscal Year 2011	1,106.9	866.7	3,551.6	3,876.1

The significant differences that result between shareholders’ equity under U.S. GAAP and shareholders’ equity under Argentine Banking GAAP primarily reflect that:

•	Under U.S. GAAP, Bonar 2015 Bonds are reflected at market values, with changes from market values at the time of exchange being recognized as other comprehensive income. With the improvement in the Argentine economy, market values have increased, with a favorable influence on our financial position.

•	Under U.S. GAAP, ASC 850-40 defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Under U.S. GAAP, only second stage costs should be capitalized. Under Argentine Banking GAAP, the Bank capitalized costs relating to all three of the stages of software development.

•	The difference between the consideration transferred for the acquisition of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and the fair value of the assets acquired and liabilities assumed was recognized as a gain in earnings on the acquisition date. Instead, under Argentine Banking GAAP, such difference was recorded in the line item Liabilities-Provisions. Pursuant to the Argentine Central Bank regulations, negative goodwill must be charged to Income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization.

•	The recognition of the Deferred Income Taxes differs under Argentine Banking GAAP as compared to U.S. GAAP. Under Argentine Banking GAAP banking companies are not allowed to record Deferred Income Tax, as such Grupo Galicia and its non-banking subsidiaries have recognized a deferred tax asset for local purposes. As such, the U.S. GAAP adjustment includes: (a) Deferred Income Taxes for banking companies not recorded for local purposes and; (b) tax effects on the USGAAP adjustments including in the reconciliation.

•	In accordance with U.S. GAAP under ASC 310, loan origination fees net of certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield. Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs.

•	The significant differences that result between net income under U.S. GAAP and net income under Argentine Banking GAAP primarily reflect that under U.S. GAAP the difference between the consideration transferred for the acquisition of CFA and Cobranzas y Servicios S.A. and the fair value of the assets acquired and liabilities assumed was recognized as a gain in earnings on the acquisition date. Instead, under Argentine Banking GAAP, the negative goodwill is charged to Income on a straight-line basis during 60 months.

Results by Segments

The presentation of our segment disclosures for the years ended December 31, 2013, 2012 and 2011 corresponds with our internal reporting structure, considering the banking business as one single segment that is evaluated regularly by our management in deciding how to allocate resources and in assessing the performance of our business.

We measure the performance of each of our business segments primarily in terms of “Net income”, in accordance with the regulatory reporting requirements of the Argentine Central Bank. Net income and other information by segment are based on Argentine Banking GAAP and are consistent with the presentation of our consolidated financial statements.

Our disclosure segments are as follows:

•	Banking: our banking business segment represents Banco Galicia consolidated line by line with Galicia Uruguay (in liquidation), Galicia Cayman and its subsidiaries and the results of other small banking-related subsidiaries.

•	Regional Credit Cards: our regional credit cards business segment represents the accounts of Tarjetas Regionales consolidated with its subsidiaries.

•	CFA: the CFA business segment primarily extends unsecured personal loans to low and middle-income segments of the Argentine population. It represents the accounts of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

•	Insurance: our insurance business segment represents the accounts of Sudamericana and its subsidiaries.

•	Other Grupo Galicia Businesses: this segment includes the results of Net Investment and Galicia Warrants. Fiscal year 2011 also includes the results of GV Mandataria (now liquidated) and Galval (sold).

Our results by segments are shown in Note 31 to our audited consolidated financial statements. Below is a discussion of our results of operations by segments for the years ended December 31, 2013, December 31, 2012 and December 31, 2011.

Banking

The table below shows the results of our banking business segment.

	For the year ended December 31,
In millions of Pesos, except percentages	2013	2012	2011
Net Financial Income	4,425.0	3,188.4	2,362.5
Net Income from Services	2,011.5	1,477.1	1,095.5

Net Operating Revenue	6,436.5	4,665.5	3,458.0

Provisions for Loan Losses	820.6	593.3	494.1
Administrative Expenses	3,963.5	3,094.6	2,302.4

Net Operating Income	1,652.4	977.6	661.5

Income from Equity Investments
Tarjetas Regionales SA	464.6	434.8	347.0
Compañía Financiera Argentina S.A.	292.9	307.6	315.0
Sudamericana	22.2	14.4	11.3
Others	84.6	(60.0)	17.7

Income from Equity Investments	864.3	696.8	700.3

Other Income (Loss)	(5.8)	(31.3)	71.2

Pre-tax Income	2,510.9	1,643.1	1,433.0

Income Tax Provision	673.9	342.0	325.7

Net Income	1,837.0	1,301.1	1,107.3

Net Income as a % of Grupo Financiero Galicia’s Net Income	101%	97%	100%
Average Loans	35,341.0	25,871.8	19,608.3
Average Deposits	42,144.7	32,220.4	25,146.8

For the fiscal year ended December 31, 2013, net income for this segment amounted to Ps.1,837.0 million, a Ps.535.9 million increase, or 41.2%, as compared to Ps.1,301.1 million for the fiscal year ended December 31, 2012, which in turn was Ps.193.8 million higher than the Ps.1,107.3 million for the fiscal year ended December 31, 2011.

The increase in net income for the fiscal year 2013 as compared to the fiscal year 2012 was primarily attributable to the growth in the volume of financial intermediation with the private sector and to an improved efficiency ratio as a result of the growth recorded in net operating revenues, which was partially offset by administrative expenses.

The Ps.535.9 million growth in net income was primarily a result of an increase of Ps.1,771.0 million in net operating revenues and Ps.167.5 million in income from equity investments, offset by higher administrative expenses in an amount of Ps.868.9 million, provisions for loans losses in an amount of Ps.227.3 million and income tax in an amount of Ps.331.9 million.

The increase in net income for the fiscal year ended December 31, 2012 as compared to the fiscal year ended December 31, 2011 was primarily due to the significant increase in the volume of financial intermediation with the private sector, together with an increase of Ps.1,207.5 million in net operating revenues, partially offset by an increase of Ps.792.2 million in administrative expenses, a decrease of Ps.102.5 million in other income and an increase of Ps.99.2 million in provisions for loan losses.

During the fiscal year ended December 31, 2013, the growth in the volume of financial intermediation with the private sector, together with an improvement of the financial margins resulted in an increase of net financial income.

During the fiscal year ended December 31, 2013, the increase in net financial income was primarily attributable to a significant increase in the volume of financial intermediation with the private sector, and was partially offset by the drop in the spread related to Peso-denominated transactions.

Net income for the fiscal year ended December 31, 2013, included a Ps.477.2 million gain from currency quotation differences, comprised of a Ps.173.5 million gain from foreign exchange brokerage activities and a Ps.303.7 million gain from the valuation of the foreign currency net position and the result from foreign currency forward transactions. For the fiscal year ended December 31, 2012, such result was a Ps.16.4 million loss comprised of a Ps.159.6 million gain from foreign exchange brokerage activities and a Ps.176.0 million loss from the valuation of the foreign currency net position and the result from foreign currency forward transactions.

As a result, net financial income, before currency quotation differences, amounted to Ps.3,947.8 million, Ps.743.0 million higher than the Ps.3,204.8 million for the fiscal year ended December 31, 2012, which in turn was Ps.944.3 million higher than the Ps.2,260.5 for the fiscal year ended December 31, 2011. The variation in the net financial income was due to an increase in the volume of activity with the private sector partially offset by a decrease in the spread between the interest rates on assets and liabilities.

Loans to the private sector reached Ps.41,403.7 million for the fiscal year ended December 31, 2013, 27.6% higher than those for the fiscal year ended December 31, 2012. Increases in credit card transactions equal to Ps.4,943.5 million (49.1%), promissory notes equal to Ps.2,981.3 million (27.9%) and mortgage loans equal to Ps.644.5 million (55.6%), stood out.

Credit growth was influenced by loans granted pursuant to the Credit Line for Productive Investment Projects set forth by the Argentine Central Bank in July 2012. As of the end of fiscal year 2012 and 2013, the Bank complied with the loan placement requirements pursuant to the conditions set forth by the Argentine Central Bank for the 2012 quota (Ps.1,347.7 million) and the 2013 quota (first semester: Ps.1,622.6 and second semester: Ps.1,871.6 million).

According to information provided by the Argentine Central Bank, as of December 31, 2013, Banco Galicia’s estimated market share of loans to the private sector was 8.17%, as compared to 8.41% as of December 31, 2012 and 8.03% as of December 31, 2011.

Net income from services was Ps.2,011.5 million for the fiscal year ended December 31, 2013, as compared to Ps.1,477.1 million for the fiscal year ended December 31, 2012, a 36.2% increase, which in turn was 34.8% higher than the Ps.1,095.5 million for the fiscal year ended December 31, 2011. These increases can be mainly attributed to the Bank’s strategic positioning in the different segments in which it operates, the significant growth in the business volume and the rise in prices, in line with the dynamics of the market.

The main components of income from services are fees related to credit and debit card transactions, deposit accounts, insurance and international trade. With respect to credit cards, the most important component for the Bank’s income from services, revenue from such segment increased 16.7% for the fiscal year ended December 31, 2013, with 2.5 million of credit cards managed, compared to 2.2 million for the fiscal year ended December 31, 2012 and to 1.9 million for the fiscal year ended December 31, 2011. Such growth was accompanied by an increase in consumption during the past three fiscal years.

Provisions for loan losses and other receivables were Ps.820.6 million for the fiscal year ended December 31, 2013, representing an increase of Ps.227.3 million as compared to Ps.593.3 million for the fiscal year ended

December 31, 2012, primarily attributable to the seasoning of the consumer loan portfolio. In turn, provisions for loan losses and other receivables for the fiscal year ended December 31, 2012, were Ps.99.2 million higher than the Ps.494.1 million recorded in the fiscal year ended December 31, 2011, as a consequence of the increase in the size of the loan portfolio and in the amount of provisioning for the non-accrual loan portfolio with allowances for loan losses.

Administrative expenses were Ps.3,963.5 million for the fiscal year ended December 31, 2013, as compared to Ps.3,094.6 million for the fiscal year ended December 31, 2012, a 28.1% increase. In turn, administrative expenses for the fiscal year ended December 31, 2012, were 34.4% higher as compared to Ps.2,302.4 million for the fiscal year ended December 31, 2011. These increases were mainly attributable to higher personnel expenses and other administrative expenses.

The increase in personnel expenses (salaries, Argentine social security contributions and expenses related to personnel services) was mainly due to the salary increase agreed upon with unions. As of the fiscal year ended December 31, 2012 the Bank had 5,734 employees, while as of the fiscal year ended December 31, 2013 the Bank had 5,487 employees.

The increase in other administrative expenses was mainly attributable to the geographic expansion of the branch network, an increased level of activity and an increase in costs related to the services provided to the Bank.

Income from equity investments was Ps.864.3 million for the fiscal year ended December 31, 2013, Ps.167.5 million higher as compared to Ps.696.8 million for the fiscal year ended December 31, 2012, which in turn was Ps.3.5 million lower than the Ps.700.3 million for the fiscal year ended December 31, 2011. The increase recorded in the fiscal year ended December 31, 2013 was mainly attributable to an increase in profits from Tarjetas Regionales, in an amount equal to Ps.140.2 million and from Sudamericana, for Ps.7.8 million, partially offset by a decrease in profits from CFA. For more information, see “-Regional Credit Cards”, “-CFA” and “-Insurance”.

Other net loss for the fiscal year ended December 31, 2013 was Ps.5.8 million, with a decrease of Ps.25.5 million as compared to the Ps.31.3 million loss for the fiscal year ended December 31, 2012, which was Ps.102.5 million lower than the Ps.71.2 million gain for the fiscal year ended December 31, 2011. Other net loss for the fiscal year 2013 was mainly attributable to profits from loans recovered and punitive interest, of Ps.77.5 million, partially offset by an increase in net other provisions recorded, for Ps.37.9 million. During fiscal year 2012, the loss was mainly attributable to higher net other provisions for Ps.94.8 million.

The income tax charge during the fiscal year ended December 31, 2013 was Ps.673.9 million, Ps.331.9 million higher than the Ps.342.0 million for fiscal year 2012.

Regional Credit Cards

The table below shows the results of our regional credit cards business segment.

	For the year ended December 31,
In millions of Pesos, except percentages	2013	2012	2011
Net Financial Income	1,453.4	1,169.2	701.6
Net Income from Services	2,663.6	2,052.8	1,571.1

Net Operating Revenue	4,117.0	3,222.0	2,272.7

Provisions for Loan Losses	703.1	580.1	270.4
Administrative Expenses	2,597.8	2,014.0	1,402.2

Net Operating Income	816.1	627.9	600.1

Income from Equity Investments	(13.8)	(9.1)	13.0
Other Income (Loss)	217.5	176.8	128.2
Minority Interests	0.1	(9.8)	(106.4)

Pre-tax Income	1,019.9	785.8	634.9

Income Tax Provision	402.4	351.0	287.9

Net Income	617.5	434.8	347.0

Net Income as a % of Grupo Financiero Galicia’s Net Income	34%	33%	31%
Average Loans	9,909.1	7,300.5	5,087.5

For the fiscal year ended December 31, 2013, the Regional Credit Card Companies recorded net income of Ps.617.5 million, as compared to Ps.434.8 million for the fiscal year ended December 31, 2012, representing a Ps.182.7 million or 42.0% increase.

The increase in income corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2013 was mainly attributable to an increase in net operating revenues of Ps.895.0 million, partially offset by increases of Ps.583.8 million in administrative expenses, Ps.123.0 million in loan loss provisions and Ps.51.4 million in income tax.

The net operating revenues for the fiscal year ended December 31, 2013 amounted to Ps.4,117.0 million, a 27.8% increase as compared to the Ps.3,222.0 million for fiscal year ended December 31, 2012, as a result of higher net financial income in an amount of Ps.284.2 million and higher net income from services in an amount of Ps.610.8 million. The increase in net operating income was due to the growth of the average amount of purchases and financing, and to an increase in the number of transactions.

For the fiscal year ended December 31, 2013, provisions for loan losses in an amount of Ps.703.1 million were recorded, Ps.123.0 million higher than in the previous fiscal year, mainly due to an increase in the size of the loan portfolio and to higher levels of past due loans. Nevertheless, considering that IFRS regulations are effective (with the provisioning methodology “method of Markov”, which takes into consideration the behavior of the clients in the last five years), and since the level of past due loans was low during the above-mentioned period, provisions requirements were lower, and therefore part of the provisions accumulated during previous fiscal years with the previous method were absorbed.

Administrative expenses for the fiscal year ended December 31, 2013 amounted to Ps.2,597.8 million, a 29.0% increase from the fiscal year ended December 31, 2012, mainly due to the salary increase agreed upon with unions, a higher level of economic activity and the higher inflation rate during the period.

In the 2013 and 2012 fiscal years, other net income amounted to Ps.217.5 million and Ps.176.8 million, respectively, with increases of 23.0% and 37.9%, respectively, mainly as a result of an increase in loans recovered.

The income tax charge during the fiscal year 2013 was Ps.402.4 million, Ps.51.4 million higher than in fiscal year 2012.

The Regional Credit Card Companies experienced growth in the following key indicators during the fiscal year ended December 31, 2013, as compared to the fiscal year ended December 31, 2012:

•	average statements issued: 10.2% growth, reaching an annual average of 2.8 million customers;

•	increase in retail sales: 42.5%, from Ps.25,804 million to Ps.36,771 million;

•	increase in loan portfolio: 30.5%, amounting to Ps.14,745 million;

•	increase in the number of purchase transactions: 14.8%, reaching 135 million; and

•	increase in the size of the distribution network: 3%, reaching a total of 260 service centers.

Regarding the distribution network, in fiscal year ended December 31, 2013,Tarjeta Naranja opened four new branches, two of which are located in Buenos Aires and the other two located in the Interior, in addition to the opening of an office in Buenos Aires for administrative and commercial support to branches. Tarjetas Cuyanas opened two branches, both of which are located in the province of San Juan.

The Regional Credit Card Companies had 5,668 employees as of December 31, 2013, which represents a 7.2% decrease as compared to the number of employees as of December 31, 2012.

In fiscal year 2012, the Regional Credit Card Companies recorded net income of Ps.434.8 million, as compared to Ps.347.0 million for the fiscal year ended December 31, 2011, representing a Ps.87.8 million or 25.3% increase.

The increase in income corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2012 was mainly attributable to an increase in net operating revenues of Ps.949.3 million, partially offset by higher administrative expenses for Ps.611.8 million, loan loss provisions for Ps.309.7 million and income tax for Ps.63.1 million.

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

In the 2012 fiscal year provisions for loan losses of Ps.580.1 million were recorded, Ps.309.7 million higher than in the previous fiscal year, mainly as a result of an increase in the size of the loan portfolio and of higher levels of past due loans in line with the economy in general.

Administrative expenses for the fiscal year 2012 amounted to Ps.2,014.0, a 43.6% increase from fiscal year 2011, mainly due to a higher level of economic activity, the geographic expansion of the branch network and the higher inflation rate during such period.

In fiscal year 2012, other net income amounted to Ps.176.8 million, Ps.48.6 million higher than the Ps.128.2 million recorded in fiscal year 2011, mainly as a result of an increase in past due loans recovered.

The income tax charge during the fiscal year 2012 was Ps.351.0 million, Ps.63.1 million higher than in fiscal year 2011.

The Regional Credit Card Companies experienced growth in the following key indicators during the fiscal year ended December 31, 2012, as compared to the fiscal year ended December 31, 2011:

•	average statements issued: 14.3% growth, reaching an annual average of 2.6 million customers;

•	increase in retail sales: 41.4%, from Ps.18,248 million to Ps.25,804 million;

•	increase in loan portfolio: 43.4%, amounting to Ps.11,296 million;

•	increase in the number of purchase transactions: 18.1%, reaching Ps.118 million; and

•	increase in the size of the distribution network: 5%, reaching a total of 254 service centers.

The Regional Credit Card Companies employed 6,109 employees as of December 31, 2012, which represents a 6.1% increase as compared to the number of employees as of December 31, 2011.

Regarding the branch network, in fiscal year ended December 31, 2012, Tarjeta Naranja opened 25 branches, four of which were located in Buenos Aires, four located in the province of Buenos Aires and the remaining branches in the Interior of Argentina. Tarjetas Cuyanas opened two branches, both located in the province of Mendoza.

CFA

The table below sets forth the results of operations of CFA’s business segment:

	For the year ended December 31,
In millions of Pesos, except percentages	2013	2012	2011
Net Financial Income	952.3	792.5	655.5
Net Income from Services	108.6	80.0	36.1

Net Operating Revenue	1,060.9	872.5	691.6

Provisions for Loan Losses	252.6	173.9	78.9
Administrative Expenses	663.1	524.9	373.5

Net Operating Income	145.2	173.7	239.2

Income from Equity Investments	0.5	0.2	(0.1)
Other Income (Loss)	88.5	136.1	94.6

	For the year ended December 31,
Pre-tax Income	234.2	310.0	333.7

Income Tax Provision	91.7	94.0	111.1

Net Income	142.5	216.0	222.6

Net Income as a % of Grupo Financiero Galicia’s Net Income	8%	16%	20%
Average Loans	2,706.6	2,040.3	1,523.0
Average Deposits	919.4	699.4	289.4

CFA’s net income for the fiscal year ended December 31, 2013 amounted to Ps.142.5 million, Ps.73.5 million lower than for the fiscal year ended December 31, 2012.

The lower net income for the fiscal year ended December 31, 2013 was highly influenced by extraordinary expenses due to an administrative reorganization and by Communiqué “A” 5460 issued by the Argentine Central Bank, which eliminated fees on loan origination beginning September 2013.

Net operating revenue for the fiscal year ended December 31, 2013 amounted to Ps.1,060.9 million, a Ps.188.4 million increase as compared to the fiscal year ended December 31, 2012, mainly due to the growth of the loan and credit cards portfolio, which had a stable yield during such periods. This increase was partially offset by a higher cost of funding.

Net income from services amounted to Ps.108.6 million for the fiscal year ended December 31, 2013, a Ps.28.6 million increase as compared to the fiscal year ended December 31, 2012, mainly due to the increase of sales. To a lesser extent, it was influenced by a higher income from credit cards as a result of an increase in the portfolio size.

Provisions for loan losses for the fiscal year ended December 31, 2013 amounted to Ps.252.6 million, increasing Ps.78.7 million as compared to the fiscal year ended December 31, 2012, as a result of changes in the past due loan portfolio.

Administrative expenses for the fiscal year ended December 31, 2013 amounted to Ps.663.1 million, an increase of Ps.138.2 million as compared to the fiscal year ended December 31, 2012. The main increases were recorded in salaries and other personnel expenses for Ps.74.2 million, professional fees for Ps.8.5 million, amortizations for Ps.7.0 million (due to the remodeling of certain branches) and advertising for Ps.3.0 million.

For fiscal year ended December 31, 2013, CFA had more than 530,000 customers, 1,170 employees, 59 branches and 36 points of sale throughout Argentina. As of the same date, CFA’s net loans to the private sector amounted to Ps.3,019.6 million and its shareholders equity totaled Ps.1,032.0 million.

CFA’s net income for the fiscal year ended December 31, 2012 amounted to Ps.216.0 million, Ps.6.6 million lower than for the fiscal year ended December 31, 2011.

Net financial income for fiscal year 2012 amounted to Ps.792.6 million, a Ps.137.0 million increase as compared to fiscal year 2011, due to the growth of the loan portfolio, with a stable yield during such periods. This increase was offset by a higher cost of funding because of higher average liabilities and an increase in the interest rate due to market conditions.

Net income from services reached Ps.80.0 million in fiscal year 2012, a Ps.43.9 million increase as compared to fiscal year 2011, due to higher fees related to loans.

Provisions for loan losses for the fiscal year ended December 31, 2012 amounted to Ps.173.9 million, increasing Ps.95.0 million compared to the fiscal year ended December 31, 2011, as a result of the changes in the past due loan portfolio.

Administrative expenses for the fiscal year ended December 31, 2012 amounted to Ps.524.9 million, an increase of Ps.151.4 million as compared to fiscal year 2011. The main increases were recorded in salaries and other personnel expenses for Ps.65.0 million, as a result of salary agreements with unions and a 10% increase in advertising for Ps.14.0 million, professional fees for Ps.15.0 million and amortizations for Ps.11.0 million (due to the remodeling of certain branches).

For fiscal year 2012, other net income amounted to Ps.136.1 million, an increase of 43.9% as compared to fiscal year 2011 and mainly reflected past due loans provisions.

For fiscal year ended December 31, 2012, CFA had 515,044 customers, 1,233 employees, 59 branches and 36 points of sale throughout Argentina. As of the same date, CFA’s net loans to the private sector amounted to Ps.2,280.2 million and its shareholders equity totaled Ps.990.2 million.

Insurance

The table below shows the results of our insurance business segment.

	As of December 31,
In millions of Pesos, except percentages	2013	2012	2011
Net Financial Income	102.9	54.2	47.5

Net Operating Revenue	102.9	54.2	47.5

Administrative Expenses	193.8	131.8	103.2

Net Operating Income	(90.9)	(77.6)	(55.7)

Income from Insurance Activity	365.0	257.4	200.4

Income from Equity Investments	0.2	(0.2)	0.0

Other Income (Loss)	(0.1)	(0.1)	(1.4)

Pre-tax Income	274.2	179.5	143.3

Income Tax Provision	95.8	63.8	50.3

Net Income	178.4	115.7	93.0

Net Income as a % of Grupo Financiero Galicia’s Net Income	10%	9%	8%

As a consequence of the activities carried out by Sudamericana’s subsidiaries, the segment related to the results of its main accounts (earned premiums, claims, acquisition costs, etc.) are included under “Income from Insurance Activities”. The results of this segment mainly represent the results of Galicia Seguros.

Net income for fiscal year 2013 amounted to Ps.178.4 million, Ps.62.7 million higher than in fiscal year 2012. This growth was due to the increase of premiums earned, which were mainly the result of Galicia Seguros’ performance. In general, the issuance of all products offered increased, in particular, homeowners insurance, theft and life insurance. In addition, Galicia Seguros started offering surety insurance.

The administrative expenses grew following the increase in acquisition costs, and corresponded mainly to the increase of expenses related to the issuance of policies, the salary increases and increases in other expenses within a context of increasing costs.

It is important to note that during the three years described herein the claims ratio has remained at the same or similar level.

As of December 31, 2012, the insurance segment had approximately 6.6 million insured under all its lines of business.

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

The administrative expenses grew following the increase in acquisition costs, and correspond mainly to the increase of expenses related to the issuance of policies, the salary increases and increases in other expenses within a context of higher costs.

As of December 31, 2012, the insurance segment had approximately 6.4 million insured under all their lines of business.

Other Grupo Galicia Businesses

This segment includes the results of Net Investment and Galicia Warrants. As of December 31, 2011, it also included the results of Galval and GV Mandataria.

In fiscal year 2013, this segment recorded a Ps.12.0 million profit, predominantly from Galicia Warrants (Ps.10.5 million).

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

Consolidated Assets

The structure and main components of our consolidated assets as of the dates indicated were as follows:

	For the year ended December 31,
	2013		2012		2011
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Cash and Due from Banks	12,560.3	15.1%	8,345.0	13.2	6,418.9	12.5
Government and Corporate Securities	3,987.3	4.8%	3,627.1	5.7	5,230.9	10.2
Loans	55,264.9	66.5%	42,593.0	67.1	30,904.5	60.4
Other Assets	11,343.3	13.6%	8,893.2	14.0	8,638.7	16.9

Total	83,155.8	100,0	63,458.3	100.0	51,193.0	100.0

Of our Ps.83,155.8 million total assets as of December 31, 2013, Ps.82,217.0 million, or 98.9%, corresponded to Banco Galicia on a consolidated basis. The remaining Ps.938.8 million, or 1.1%, were primarily attributable to Sudamericana Holding on a consolidated basis. The composition of our assets demonstrates an increase in the amounts of all line items.

The line item “Cash and Due from Banks” included cash for Ps.2,930.4 million, balances held at the Argentine Central Bank for Ps.9,473.8 million and balances held in correspondent banks for Ps.156.2 million. The balance held at the Argentine Central Bank is used for meeting the minimum cash requirements set by the Argentine Central Bank.

Our holdings of government and corporate securities as of December 31, 2013 amounted to Ps.3,987.3 million. Our holdings of government and corporate securities are shown in more detail in Item 4. “Information on the Company-Selected Statistical Information-Government and Corporate Securities”.

Our total net loans amounted to Ps.55,264.9 million as of December 31, 2013, of which Ps. 55,278.5 million corresponded to Banco Galicia (including the Regional Credit Card Companies’ portfolios) and the remaining amount to secured loans held by Sudamericana. For more information on Banco Galicia’s and CFA’s loan portfolio, see Item 4. “Information on the Company-Selected Statistical Information-Loan Portfolio”.

The “Other Assets” line item mainly includes the following items recorded in our balance sheet under “Other Receivables Resulting from Financial Brokerage”, unless otherwise noted:

•	Ps.3,062.0 million recorded under “Bank Premises and Equipment”, “Miscellaneous Assets” and “Intangible Assets”.

•	Ps.1,384.9 million corresponding to debt securities.

•	Ps.1,128.1 million corresponding to “Receivables from Financial Leases”.

•	Ps.1,010.2 million corresponding to miscellaneous receivables.

•	Ps.971.7 million corresponding to participation certificates in, and debt securities of, different financial trusts, created by Banco Galicia or by third parties.

•	Ps.826.3 million corresponding to balances at the Argentine Central Bank as guarantees in favor of clearing houses.

•	Ps.743.4 million corresponding to our holdings of debt securities and participation certificates issued by the Galtrust I Financial Trust, resulting from the securitization of loans to the provincial public sector in late 2000.

•	Ps.370.8 million corresponding to government securities as guarantees of forward sales and purchase of foreign exchange in favor of MAE and Rofex.

•	Ps.90.0 million corresponding to equity investments.

•	Ps.82.7 million corresponding to other financing.

•	Ps.82.4 million corresponding to holdings of the participation certificate in, and debt securities of, the special fund jointly formed by Banco Galicia and other private-sector banks in order to facilitate the recovery of the assets of former Almafuerte Bank (the “Almafuerte Special Fund”).

Exposure to the Argentine Public Sector

The following table shows our total net exposure to the Argentine public sector as of December 31, 2013, 2012 and 2011. This exposure mainly consisted of exposure of Banco Galicia.

	For the year ended December 31,
	2013	2012	2011
	(in millions of Pesos)
Net Position in Government Securities	4,298.3	3,995.8	4,397.0

Trading and Investment Accounts	3,906.3	3,437.8	3,617.3
Bonar 2015 Bonds	392.0	558.0	779.7

Loans	12.6	25.7	24.6

Other Receivables Resulting from Financial Brokerage	1,104.7	1,000.7	855.5

Trusts’ Certificates of Participation and Securities	1,078.8	997.1	853.0
Other	25.9	3.6	2.5

Total Assets (1)	5,415.6	5,022.2	5,277.1

(1)	Does not include deposits with the Argentine Central Bank, which constitute one of the items by which Banco Galicia complies with the Argentine Central Bank’s minimum cash requirements.

As of December 31, 2013, our total exposure to the public sector was equal to Ps.5,415.6 million.

Excluding the holding of debt securities issued by the Argentine Central Bank for Ps.2,555.1 million, compared to Ps.3,251.6 million for fiscal year 2012, net exposure to the non-financial public sector increased by Ps.1,089.9 million in fiscal year 2013. The increase in the exposure to the public sector during the last twelve months was mainly due to the acquisition of Bonar 2014 bonds and of provincial treasury bills and debt securities.

As of December 31, 2012, our total exposure to the public sector amounted to Ps.5,022.2 million. Excluding Banco Galicia’s holding of debt securities issued by the Argentine Central Bank (Ps.3,251.6 million and Ps.3,536.7 million, for fiscal years 2012 and 2011, respectively), net exposure to the non-financial public sector increased by Ps.30.2 million.

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

Selling government securities under repurchase agreement transactions has been another recurrent source of funding for Banco Galicia. In 2013, repurchase agreement transactions of government securities decreased Ps.427.9 million (principal and interest) and in 2012 decreased Ps.24.0 million (principal and interest). Within its liquidity policy, Banco Galicia considers its unencumbered liquid government securities holdings as part of its available excess liquidity. See Item 5. “Operating and Financial Review and Prospects”-Item 5.B. “Liquidity and Capital Resources-Banco Galicia’s Liquidity Management”.

The Regional Credit Card Companies fund their business through the issuance of notes in the local and international capital markets, borrowing from local financial institutions and debt with merchants generated in the ordinary course of business of any credit card issuing company. In 2013, the Regional Credit Card Companies issued notes in an amount equal to Ps.1,277 million and received loans for Ps.1,073 million.

CFA funds its business through the issuance of debt securities in the local market, borrowing from financial institutions and time deposits from institutional investors (insurance companies and mutual funds).

Below is a breakdown of our funding as of the dates indicated:

	For the year ended December 31,
	2013		2012		2011
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Deposits	51,396.3	61.8	39,945.2	62.9	30,135.1	58.9
Checking Accounts and Other Demand Deposits	12,393.7	14.9	9,916.3	15.6	7,203.5	14.1
Savings Accounts	11,801.1	14.2	9,478.2	14.9	8,010.8	15.6
Time Deposits	26,185.1	31.5	19,694.2	31.0	14,150.8	27.6
Other Deposits	574.7	0.7	576.3	0.9	534.3	1.0
Interest Payable and Differences in quotation	440.7	0.5	280.3	0.4	235.7	0.5

	For the year ended December 31,
	2013		2012		2011
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Debt with Financial Institutions (1)	2,133.0	2.6%	2,108.3	3.3	2,737.2	5.3
Domestic Financial Institutions	1,442.5	1.7	1,134.6	1.8	855.5	1.7
International Banks and Credit Agencies	684.5	0.8	545.8	0.9	1,429.7	2.8
Repurchases	—	—	427.9	0.7	452.0	0.9

Notes (Unsubordinated and Subordinated) (1)	7,611.6	9.2	5,467.2	8.6	4,229.7	8.3

Other obligations	15,067.6	18.1	11,067.5	17.4	10,539.4	20.6

Shareholders’ Equity	6,947.2	8.4	4,870.1	7.7	3,551.6	6.9

Total Funding	83,155.7	100.0	63,458.3	100.0	51,193.0	100.0

(1)	Includes accrued interest, quotation differences, and CER adjustment where applicable.

As of December 31, 2013, deposits represented 61.8% of our funding, down from 62.9% as of December 31, 2012, but up from 58.9% as of December 31, 2011. Our deposit base increased 28.7% in 2013 and 32.6% in 2012. During the 2013 fiscal year, the Ps.11,450.1 million increase in deposits was due to the increase in transactional deposits (deposits in checking and savings accounts) and time deposits. The increase registered during 2012 was also the result of an increase in transactional deposits and time deposits. For more information on deposits, see Item 4. “Information on the Company-Selected Statistical Information-Deposits”.

As of December 31, 2013, credit lines from international banks and credit agencies representing Dollar-denominated debt subject to foreign law amounted to Ps.684.5 million. Of this total, Ps.379.0 million corresponded to trade loans; Ps.139.3 million corresponded to an IFC loan granted to Banco Galicia in 2005, which increased at the end of 2010 with the signing of a new agreement; Ps 87.7 million corresponded to a long-term loan agreement with the FMO and Ps.61.9 million corresponded to a loan agreement with Proparco, the Development Financial Institution partly owned by Agence Française de Dévelopement. The increase of Ps.138.7 million as compared to December 31, 2012 was mainly as a result of a decrease in trade loans.

As of December 31, 2012, credit lines from international banks and credit agencies representing Dollar-denominated debt subject to foreign law amounted to Ps.545.8 million. Of this total, Ps.198.3 million corresponded to trade loans and Ps.222.2 million corresponded to an IFC loan granted to Banco Galicia in 2005 which increased at the end of 2010 with the signing of a new agreement. The decrease of Ps.883.9 million as of December 31, 2011 was mainly due to the decrease in trade loans.

Our debt securities outstanding amounted to Ps.7,611.6 million (principal and interest) as of December 31, 2013, as compared to Ps. 5,467.2 million as of December 31, 2012, and Ps.4,229.7 million as of December 31, 2011. Of our debt securities outstanding at the end of fiscal year 2013, Ps.4,819.0 million (only principal) corresponded to Dollar-denominated debt subject to foreign law and Ps.2,538.6 million (only principal) corresponded to Peso-denominated debt.

As of December 31, 2013, the breakdown of our Dollar-denominated debt was as follows:

•	Ps.1,946.5 million of 2018 notes maturing in 2018 issued by Banco Galicia.

•	Ps.1,569.9 million of 2019 notes maturing in 2019 issued in 2004 and corresponding to new debt of Banco Galicia resulting from the foreign debt restructuring completed in May of such year.

•	Ps.1,297.1 million of Class XIII notes maturing in 2017 issued by Tarjeta Naranja.

•	Ps.5.5 million of past due foreign debt included in Banco Galicia’s 2004 debt restructuring, the holders of which did not participate in such restructuring.

As of December 31, 2013, the breakdown of our Pesos-denominated debt was as follows:

•	Ps.216.0 million of Class IV notes maturing in 2014 issued by Grupo Financiero Galicia.

•	Ps.209.6 million of Class XX Series II notes maturing in 2014, issued byTarjetas Naranja S.A.

•	Ps.197.1 million of Class XXI Series II notes maturing in 2014 issued by Tarjetas Naranja S.A.

•	Ps.174.8 million of Class XII Series II notes maturing in 2015 issued by Tarjetas Cuyanas S.A.

•	Ps.157.3 million of Class VIII Series II notes maturing in 2014 issued by CFA.

•	Ps.154.5 million of Class IX Series II notes maturing in 2014 issued by CFA.

•	Ps.152.8 million of Class X Series II notes maturing in 2014 issued by Tarjetas Cuyanas S.A.

•	Ps.150.6 million of Class XXIII Series II notes maturing in 2015 issued by Tarjetas Naranja S.A.

•	Ps.123.6 million of Class X Series II notes maturing in 2015 issued by CFA.

•	Ps.113.4 million of Class XXII Series II notes maturing in 2015 issued by Tarjetas Naranja S.A.

•	Ps.113.1 million of Class XIX Series II notes maturing in 2014 issued by Tarjeta Naranja.

•	Ps.111.1 million of Class VII Series II notes maturing in 2014 issued by CFA.

•	Ps.102.9 million of Class IX Series II notes maturing in 2014, issued by Tarjetas Cuyanas.

•	Ps.102.8 million of Class XVIII Series II notes maturing in 2014issued by Tarjetas Naranja S.A.

•	Ps.101.0 million of Class XI Series II notes maturing in 2014issued byTarjetas Cuyanas S.A.

•	Ps.98.3 million of Class VIII Series II notes maturing in 2014, issued by Tarjetas Cuyanas.

•	Ps.75.0 million of Class III notes maturing in 2014 issued by Grupo Financiero Galicia.

•	Ps.44.9 million of Class IX Series I notes maturing in 2014 issued by CFA

•	Ps.41.9 million of Class XXII Series I notes maturing in 2014 issued by Tarjeta Naranja

•	Ps.34.7 million of Class XXIII Series I notes maturing in 2014issued by Tarjeta Naranja.

•	Ps.26.1 million of Class X Series I notes maturing in 2014issued by CFA.

•	Ps.23.9 million of Class VI Series II notes maturing in 2014 issued by CFA.

•	Ps.13.1million of Class XI Series I notes maturing in 2014 issued by Tarjetas Cuyanas S.A.

The increase in our debt securities outstanding as of December 31, 2013 as compared to December 31, 2012 was mainly a result of: i) the issuance by Tarjeta Naranja of senior notes in an aggregate principal amount of Ps.752.3 million. ii) the issuance by Tarjeta Cuyanas of senior notes in an aggregate principal amount of Ps.441.7 million and iii) the issuance by CFA of senior notes in an aggregate principal amount of Ps.506.4 million.

The increase in our debt securities outstanding as of December 31, 2012 as compared to December 31, 2011 was mainly a result of: i) the issuance by Tarjeta Naranja of its senior notes for an aggregate principal amount of Ps.423.8 million; ii) the issuance by Tarjeta Cuyanas of its senior notes for an aggregate principal amount of Ps.222.3 million; and iii) the issuance by CFA of its senior notes for an aggregate principal amount of Ps.183.6 million.

For more information see “-Contractual Obligations” below.

The category “other obligations” includes Ps.8,019.2 million of debt with merchants in connection with credit-card transactions of Banco Galicia and the regional credit card companies, Ps.2,475.8 million in “miscellaneous liabilities”, Ps.1101.4 million in connection with collections on account of third parties and Ps.442.9 million related to allowances for other contingencies.

Ratings

The following are our ratings as of the date of this annual report:

LOCAL RATINGS
	Standard & Poor’s	Fitch Argentina	Evaluadora Latinoamericana	Moody’s
Grupo Financiero Galicia S.A.
Rating of Shares	1
Short-/Medium Term Debt (1)			AA-
Banco de Galicia y Buenos Aires S.A.
Counterparty Rating	raBB+
Long-Term Debt (2) (3)	raBB+		AA-	Ba1.ar
Subordinated Debt (2) (4)	raBB-		A+	B1.ar
Deposits (Long Term / Short Term)	raBB+ / raB
Deposits (Local Currency / Foreign Currency)				Ba1.ar / B1.ar
Trustee				TQ1(-).ar
Tarjeta Naranja S.A.
Medium-/Long-Term Debt (2) (5)		AA(arg)
Short-Term Debt (2) (6)		A1+(arg)
Tarjetas Cuyanas S.A.
Long-Term Debt (2) (7)		AA-(arg)
Short-Term Debt (2) (8)		A1(arg)
CFA S.A.
Long-Term Debt (9)		AA(arg)		Ba1.ar
Short-Term Debt (10)		A1+(arg)		B1.ar
Deposits (Local Currency / Foreign Currency)				Ba1.ar / B1.ar

INTERNATIONAL RATINGS
Banco de Galicia y Buenos Aires S.A.
Long-Term Debt (2) (3)	CCC+			Caa1
Tarjeta Naranja S.A.
Medium-/Long-Term Debt (2) (11)		B-

(1)	Class IV and Class V Series I and II notes.
(2)	See “-Contractual Obligations”.
(3)	Class I notes due in 2018.
(4)	Subordinated notes due in 2019.
(5)	Class XIII, Class XIV Series II, Class XVI Series II, Class XVII Series I and II, Class XVIII Series II and Class XIX Series II notes.
(6)	Class XIII Series I and Class XIX Series I notes.
(7)	Class V Series II, Class VI Series II, Class VII Series II, Class VIII Series II and Class IX Series II notes.
(8)	Class VIII Series I and Class IX Series I notes.
(9)	Class IV Series II, Class V Series II, Class VI Series II and Class VII Series II notes.
(10)	Class VI Series I and Class VII Series I notes.
(11)	Class XIII notes.

Debt Programs

On March 9, 2009, Grupo Financiero Galicia’s shareholders, during an ordinary shareholders’ meeting, and the Board of Directors created a global short-, medium- and long-term notes program, for a maximum outstanding amount of US$60 million. This program was authorized by the CNV pursuant to Resolution No.16,113 of April 29, 2009. On March 16, 2009 and on April 24, 2009, the Board of Directors approved the terms and conditions of the issuance of the Class I, Series I and Series II notes.

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

On May 8, 2013 Grupo Financiero Galicia issued new Class IV notes in the aggregate principal amount of Ps. 220.0 million due in 18 months that accrues at a variable rate equal to the Benchmark Rate (BADLAR) plus 3.49%.

Similarly, on January 30, 2014, Grupo Financiero Galicia issued Class V notes, in two series, in an aggregate principal amount of Ps. 180.0 million with the following terms and conditions: (i) Ps.101.8 million of Series I notes, with a variable interest rate equal to the Benchmark Rate (BADLAR) plus 4.25%, with an 18 month maturity and (ii) Ps.78.2 million of Series II notes, with a variable interest rate equal to the Benchmark Rate (BADLAR) plus 5.25%, with a 36 month maturity. Both series pay interest on a quarterly basis. In addition, certain of the Class V notes were subscribed for with Class III notes with a face value of Ps. 20,622,455.

During February 2014, Grupo Financiero Galicia proceeded to cancel, upon maturity, all of the outstanding Class III notes.

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

Tarjeta Naranja has a program outstanding for the issuance and re-issuance of non-convertible notes, subordinated or non-subordinated, adjustable or non-adjustable, secured or unsecured, with a term from 30 days to up to the current permitted maximum (30 years), for a maximum outstanding face value during the period of such program of up to US$650.0 million. The program was approved by the CNV on May 23, 2012. As of December 31, 2013, debt for a principal amount outstanding of US$348.3 or (Ps.2,272.8) million had been issued under the program. Tarjeta Naranja’s program contains certain restrictions on liens, subject to the provisions established in the applicable pricing supplement with respect to each class and/or series of notes, so long as any note issued under such program remains outstanding. Certain notes issued under Tarjeta Naranja’s program are subject to covenants that limit the ability of Tarjeta Naranja and certain of its subsidiaries, subject to important qualifications and exceptions, to pay dividends on its capital stock or redeem, repurchase or retire its capital stock or subordinated indebtedness, make certain restricted payments, and consolidate, merge or transfer assets, among others.

Tarjetas Cuyanas has a program outstanding with the same characteristics, for a maximum outstanding face value during the period of such program of up to US$120.0 million. The CNV approved the program on May 18, 2010 and approved the increase of its maximum outstanding face value to up to US$250.0 million on May 7, 2013. As of December 31, 2013, debt for a principal amount outstanding of US$98.8 or (Ps.645.9) million had been issued under this program.

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

On January 27, 2011 the CNV approved an extension of the program and the increase of its maximum outstanding face value to up to US$250.0 million. During 2013 CFA issued debt in the aggregate principal of Ps.157.8, on January 17, 2013, Ps.200.0 on April 23, 2013, and Ps.150 million on October 17, 2013. As of December 31, 2013, debt for a principal amount outstanding of Ps.666.8 million had been issued under CFA’s debt program.

Contractual Obligations

The table below identifies the principal amounts of our main on balance-sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due, as of December 31, 2013.

	Maturity	Annual Interest Rate	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Grupo Financiero Galicia
Bonds
Notes Class III Due 2014 (Pesos)	2014	Badlar + 359 bp	80.8	80.8	—	—	—
Notes Class IV Due 2014 (Pesos)	2014	Badlar + 349 bp	222.9	222.9	—	—	—
Banco Galicia
Deposits
Time Deposits (Pesos/US$)	Various	Various	26,715.2	26,608.6	105.8	0.7	0.1
Bonds
2019 Notes (US$) (1) (2)	2019	11.00%	1,656.3	—	—	—	1,656.3
9% Notes Due 2003 (US$) (3)	2003	9.00%	11.5	11.5			—
Fixed Rate Due 2018 (US$)(4)	2018	8.75%	1,973.6	27.1	—	1,946.5	—
Loans
Floating Rate Loans Due 2019 (US$) (1) (5)	2019	Libor + 578 b.p.	16.80	—	—	—	16.8
FMO Financial Loans (US$)	Various	Libor + 550 b.p.	87.60	28.20	52.10	7.30	—
PROPARCO Financial Loans (US$)	Various	Libor + 400 b.p.	61.80	14.50	27.00	20.30	—
IFC Financial Loans (US$)	Various	Various	139.3	92.5	46.8	—	—
Other Financial Loans (US$) (6)	Various	Various	379.2	379.2	—	—	—
IDB Financial Loans (Pesos)	Various	Various	26.9	9.4	12.8	4.5	0.2
Fontar Financial Loans (Pesos)	Various	Various	16.5	6.2	8.4	1.8	0.1
BICE Financial Loans (Pesos)	Various	Various	39.0	12.8	18.5	6.2	1.5
BICE Financial Loans (US$)	Various	Various	38.4	16.7	19.5	2.2	—
Short-term Intrebank Loans (Pesos)	2014	10.9%	95.1	95.1	—	—	—

Tarjetas Regionales
Financial Loans with Local Banks (Pesos)	Various	Various	890.9	751.1	139.2	0.6	—
Notes (Pesos/US$)	Various	Various	3,000.8	1,264.8	1,303.6	432.4	—

CFA
Local Financing (Pesos)	Various	Various	379.9	354.9	25.0	—	—
Notes (Pesos)	Various	Various	665.8	542.2	123.6	—	—

Total			36,498.3	30,518.5	1,882.3	2,422.5	1,675.0

Principal and interest. Includes the CER adjustment, where applicable.

(1)	Issued in 2004 as part of the restructuring of the foreign debt of Banco Galicia’s Head Office and its Cayman Branch.
(2)	Subordinated Notes Due 2019: Interest paid in cash: 6% per annum from January 1, 2004 until (but not including) January 1, 2014, payable semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004. Unless the notes are previously redeemed, the annual interest rate will increase to 11% per annum from that date until (but not including) January 1, 2019. Interest paid in additional subordinated notes due 2019: 5% per annum from January 1, 2004, to be paid on January 1, 2014 and January 1, 2019. Principal amortizes in full on January 1, 2019, unless the notes are previously redeemed at par plus accrued but unpaid interest, in whole or in part, at Banco Galicia’s option, at any time, in accordance with the terms of the agreements governing such notes.

(3)	The balance represents debt not tendered by its holders to the exchange offered by Banco Galicia to restructure its foreign debt, which was completed in May 2004.
(4)	Interest payable in cash semiannually, fixed rate of 8.75%. Principal in full on May 4, 2018.
(5)	Interest payable in cash: Libor+78 b.p., per annum from January 1, 2004, until (but not including) January 1, 2014, payable semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004. Unless the loans are previously redeemed, the annual interest rate will increase to Libor+578 b.p. per annum from that date until (but not including) January 1, 2019. Also pays interest in additional subordinated loans, due 2019: 5% per annum from January 1, 2004, to be paid on January 1, 2014 and January 1, 2019. Principal amortizes in full on January 1, 2019 unless the loans are previously redeemed at part plus accrued interest and additional amounts, if any, in whole or in part at Banco Galicia’s option, in accordance with the terms of the agreements governing such loans.
(6)	Borrowings to finance international trade operations to Bank customers.

Off-Balance Sheet Contractual Obligations

Operating Leases

As of December 31, 2013, we also had off-balance sheet contractual obligations arising from the leasing of certain properties used as a part of our distribution network. The estimated future lease payments in connection with these properties are as follows:

(In millions of Pesos)
2014	172.1
2015	407.4
2016	519.8
2017	623.0
2018	716.4
2019	809.6
2020	899.1

Total	4,147.3

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

Banco Galicia, as a shareholder and proportionally to its 10.833% interest, is jointly responsible, to the Province of Córdoba, for contractual obligations under the concession contract for its entire term. Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, the province may force Banco Galicia to assume the unfulfilled commitment, but only in proportion and to the extent of the interest held by Banco Galicia. See Note 2 to our consolidated financial statements.

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

Our credit exposure related to these items as of December 31, 2013, is summarized below:

December 31, 2013
(in millions of Pesos)
Commitments to Extend Credit	4,423.3
Standby Letters of Credit	579.2
Guarantees Granted	430.9
Acceptances	146.4

In addition to the above commitments, as of December 31, 2013, purchase limits available for credit-card holders amounted to Ps.67,768.5 million.

As of December 31, 2013, main fees related to the above-mentioned commitments were Ps.15.3 million corresponding to standby letters of credit, Ps.12.1 million from guarantees provided and Ps.4.1 million from commitments to extend credit.

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to our customers, we may require counter guarantees. As of December 31, 2013, these counter guarantees, classified by type, were as follows:

December 31, 2013
(in millions of Pesos)
Preferred Counter Guarantees	24.3
Other Counter Guarantees	146.8

For more detailed information about off-balance sheet financial instruments, see Note 25 to our audited consolidated financial statements.

Other

We account for checks drawn on us and other financial institutions, as well as other items in the process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process as of December 31, 2013, were as follows:

December 31, 2013
(in millions of Pesos)
Checks Drawn on Banco Galicia	1,112.4
Checks Drawn on Other Banks	1,310.3
Bills and Other Items for Collection	7,173.8

With respect to fiduciary risk, we act as trustee of trust agreements to guarantee obligations arising from various contracts between the parties. As of December 31, 2013, the trust funds amounted to Ps.6,136.5 million.

In addition, we hold securities in custody, which as of December 31, 2013 amounted to Ps.26,175.5 million.

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

For our consumer loan portfolio, including the loan portfolios of Banco Galicia, the Regional Credit Card Companies and CFA, we classify loans based upon delinquency aging, consistent with the requirements of the Argentine Central Bank. Minimum loss percentages required by the Argentine Central Bank are also applied to the totals in each loan classification

Other Receivables Resulting from Financial Brokerage and Miscellaneous Receivables

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

A ten percent decrease in the expected cash flows of significant impaired loans individually analyzed, could result in an additional impairment of approximately Ps.5.1 million.

A ten percent increase in the historical loss ratios for loans collectively analyzed could result in an additional impairment of approximately Ps.205.6 million.

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

As of December 31, 2013 and 2012, no impairment was recorded.

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

Based on the mentioned evaluation as of December 31, 2013 and 2012 Grupo Financiero Galicia consolidated the financial trust Galtrust I in which Grupo Financiero Galicia had a controlling financial interest and for which it is the primary beneficiary.

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

Other-than-temporary impairment

Under U.S. GAAP Bonar 2015 Bonds, Galtrust I and the investment in Almafuerte Special Fund, were classified as available-for-sale securities, and therefore, carried at fair value with changes in the fair value reflected in other comprehensive income for the years ended December 31, 2013 and 2012.

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

As of December 31, 2013 and 2012 the fair value of Bonar 2015 Bonds and Galtrust I exceeded their amortized cost. Therefore for U.S. GAAP purposes we concluded that there was no recognition of impairment.

As of December 31, 2013, the amortized cost of the Almafuerte Special Fund is greater than its fair value. Grupo Financiero Galicia evaluated if there was a decline in the value of the security other than a temporary decline as defined by ASC 320-10. As a result of such analysis, Grupo Financiero Galicia determined that the unrealized losses are temporary in nature based on its ability and intent to hold the investment until maturity. The amortization of principal and interest of the Almafuerte Special Fund’s underlying assets was completed in January 2014 for an amount of Ps.177,542, thus the Almafuerte Special Fund has been fully settled.

Principal Trends

Related to Argentina

For fiscal year 2014, a more volatile economic scenario is expected as compared to fiscal year 2013, primarily as a result of uncertainty in emerging markets due to a decrease in the U.S. Federal Reserve monetary stimulus, and to difficulties still present in the domestic foreign exchange market.

Despite optimistic expectations in respect of the Argentine crop harvest for fiscal year 2014, average prices are expected to be slightly below those noted in 2013. Furthermore, the modest growth outlook for the Brazilian economy, one of the main driving engines of growth for fiscal year 2013, together with lower prices for the crop harvest, will lead to lower exports as well as to a related adverse impact on local industry (particularly the automotive industry). These external factors could exert greater pressure on the Argentine Central Bank’s international reserves, thus affecting perception of the exchange rate risk and possibly having a negative impact on the performance of the level of activity and employment.

At the domestic level, it will be difficult to maintain positive growth rates in an environment with restrictions on foreign currency, and the negative effects that foreign exchange dynamics could have on economic expectations. The depreciation of the Argentine Peso in an expected environment of increasing inflation could also be a challenge in order to maintain a balanced distribution among the various economic contributors.

Related to the Financial System

We believe that intermediation with the private sector in the Argentine financial system will continue to increase, but with more moderate nominal growth rates for loans and deposits than in previous years.

In terms of financial strength, net results will help to maintain minimum capital levels according to the Basel Committee regulations. The Argentine Central Bank’s new articles of incorporation grant an increased power to the monetary authority with respect to whom credit is granted, which could have a negative impact on the financial margin. Fees, which generate a significant amount of operating income from services, will continue to be subject to approval by the Argentine Central Bank, both with regard to their nature and price. At the same time, financial institutions will continue working on the control of administrative expenses with an aim to improving operating efficiency.

Portfolio quality indicators could marginally suffer some deterioration in 2014, even though coverage of the non-accrual loan portfolio will be kept within prudent levels.

To conclude, the Argentine financial system, which shows excellent fundamental indicators, is expected to have favorable financial results in 2014, provided that the macroeconomic environment in the short- and mid-term will be a key factor for its future evolution.

Related to Us

It is expected that the level of activity of all of the subsidiaries of Grupo Financiero Galicia will be consistent with the expectations in this economic context. Given that Banco Galicia is the most significant asset of Grupo Financiero Galicia, we refer to the trends related to Banco Galicia.

In 2014, Banco Galicia will continue its strategy of offering products and services to satisfy the needs of each segment of clients, working to increase its volume of financial intermediation activities with the private sector and to improve its recurring operating results, controlling administrative expenses in an effort to improve operational efficiency and maintaining an adequate diversification and risk coverage.

As a result of the economic conditions in Argentina, we expect some deterioration in the quality of the loan portfolio, however, it is likely that the impact on the the income statement will be limited, and that the Bank will preserve an adequate coverage of the non-accruing portfolio with provisions.

The analysis of these trends should be read in conjunction with the discussion in Item 3. “Key Information– Risk Factors”, and with consideration that the Argentine economy has been historically volatile, which has negatively affected the volume and growth of the financial system.

Item 5.B. Liquidity and Capital Resources

Liquidity - Holding Company on an Individual Basis

We generate our net earnings/losses from our operating subsidiaries, specifically Banco Galicia, our main operating subsidiary. Although, from 2002 to 2010 we did not receive any dividends from Banco Galicia, it is the primary source of funds available to us. On April 27, 2011, Banco Galicia’s shareholders held a shareholders’ meeting during which they approved the distribution of cash dividends for a total amount of Ps.100.1 million. During May 2011, according to our participation of 94.84%, we received a cash dividend of Ps.94.9 million. Additionally, during 2011, we received from other subsidiaries cash dividends for Ps.38.9 million. During fiscal year 2012, Grupo Financiero Galicia’s subsidiaries approved cash dividend distribution of Ps.61.4 million. Grupo Financiero Galicia received Ps.41 million of such amount during 2012. During fiscal year 2013, Grupo Financiero Galicia received dividends in an amount equal to Ps. 101.3 million, including the remaining amount of Ps.20.4 million corresponding fiscal year 2012 dividends.

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

According to Grupo Financiero Galicia’s policy for the distribution of dividends and due to the fact that most of the profits for fiscal years 2011 and 2012 corresponded to income by holdings and just a fraction corresponded to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations Law, and taking as well into consideration Grupo Financiero Galicia’s financial condition for the fiscal year ended December 31, 2011, at the shareholders’ meeting held on April 19, 2012, our shareholders approved the payment of dividends in cash for Ps.17.8 million for the fiscal year ended December 31, 2011, which represents 1.4% for the 1,241,407,017 class A and B ordinary shares with a face value of Ps.1 each. Taking into consideration the above policy, regulatory framework and Grupo Financiero Galicia’s financial situation, as well as its profits for the fiscal year ended December 31, 2012, the shareholders’ meeting held on April 15, 2013 approved the distribution of cash dividends for Ps.24.3 million for the fiscal year ended December 31, 2012 which represents 1.9% with regard to 1,241,407,017 class A and B ordinary shares with a face value of Ps.1 each.

Similarly, for fiscal year 2013, the Board of Directors proposed to the Shareholders’ Meeting held on April 29, 2014 to distribute cash dividends in an amount of Ps.38.6 million, which represents a dividend of 2.9682% with respect to 1,300,264,597 Class A and B ordinary shares of Grupo Financiero Galicia with a face value of Ps.1 each.

Pursuant to the section incorporated after Section 25 of Act No. 23,966, Grupo Financiero Galicia will receive the reimbursement of tax withholdings related to the taxes paid on behalf of the shareholders subject to the tax on personal assets as of December 31, 2013. Likewise, pursuant to Section 4 of Act No. 26.893, Grupo Financiero Galicia will withhold 10% for income tax from those shareholders subject to such tax.

As of December 31, 2013, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.3 million and short-term investments made up of special checking account deposits in an amount of Ps.10.4 million.

As of December 31, 2012, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.4 million and short-term investments in an amount of Ps.11.6 million. Grupo Financiero Galicia’s short-term investments were made up of: (i) special checking account deposits of Ps.0.8 million, (ii) investments in mutual funds of Ps.3.7 million, (iii) public and private bonds for Ps.3.6 million, (iv) Grupo Financiero Galicia’s stake in GV Mandataria (liquidated) for Ps.0.02 million and (v) Grupo Financiero Galicia’s stake in Galval for Ps.3.9 million.

As of December 31, 2011, Grupo Financiero Galicia, on an individual basis, had cash and due from banks of Ps.0.9 million and short-term investments of Ps.59.4 million. Grupo Financiero Galicia’s short-term investments were made up of: (i) special checking account deposits of Ps.55.9 million and (ii) investments in mutual funds of Ps.3.5 million.

On March 9, 2009, Grupo Financiero Galicia’s shareholders, during the ordinary shareholders’ meeting, and the Board of Directors approved a global short-, medium- and long-term notes program, for a maximum outstanding amount of US$60 million. This program was authorized pursuant to Resolution No. 16,113 of April 29, 2009 of the CNV. On March 16, 2009 and on April 24, 2009, the Board of Directors approved the terms and conditions of the issuance of the Class I, Series I and Series II notes.

Pursuant to such program, on June 4, 2009 Grupo Financiero Galicia issued two series of notes for an aggregate amount of US$45 million, with the following terms and conditions: (i) US$34.4 million of non-interest bearing Class I, Series I notes, due on May 30, 2010, issued at a price of 92.68/100 and with a yield of 8%; and (ii) US$10.6 million of 12.5% Class I, Series II notes, due on May 25, 2011, issued at a price of 103.48/100 with a yield of 10.5%. Interest on the notes described in clause (ii) was paid on a semi-annual basis.

During fiscal year 2010, Grupo Financiero Galicia repaid, upon maturity, its Class I, Series I notes, for US$34.4 million and made an offer of notes for a face value of US$45 million. The subscription period ended on June 4, 2010; the notes were fully subscribed for and Grupo Financiero Galicia decided not to issue Series I notes, which had been planned to be issued at a discount.

On June 8, 2010 Grupo Financiero Galicia issued two series of notes in the aggregate principal amount of US$45 million, with the following characteristics: (i) US$18.1 million of 8% Class II, Series II notes, due in 2012, issued at a price of 101.8/100, with a yield of 7% and (ii) US$26.9 million of 9% Class II, Series III notes due in 2013, issued at a price of 101.3/100, with a yield of 8.5%. Interest is payable on a semi-annual basis.

During 2011, Grupo Financiero Galicia repaid, upon maturity, Class I, Series II notes in the principal aggregate amount of US$10.6 million.

At the extraordinary shareholders’ meeting held in August 2012, the shareholders ratified the decision made at the ordinary and extraordinary shareholders meeting held in April 2010 with respect to the approval of the US$40 million increase in the amount of Grupo Financiero Galicia’s global note program. Once approved by the CNV, the amount under Grupo Financiero Galicia’s debt program will be for up to US$100 million (or its equivalent in other currencies).

On May 29, 2012, Grupo Financiero Galicia fully repaid its Class II, Series II notes, in an aggregate principal amount of US$18.1 million. On August 28, 2012, Grupo Financiero Galicia issued Class III notes, for a face value amount of Ps.78.1 million, with a variable interest rate equal to the Benchmark Rate (BADLAR) plus 3.59% and with a maturity date of February 28, 2014. The aggregate principal amount of such notes will be repaid upon maturity. As of December 31, 2012, debt in an aggregate principal amount of Ps.210.2 million had been issued under Grupo Financiero Galicia’s debt program.

On May 8, 2013, Grupo Financiero Galicia issued new Class IV notes in the aggregate principal amount of Ps. 220.0 million with an 18 month maturity and that accrues interest at a variable rate equal to the Benchmark Rate (BADLAR) plus 3.49%.

Similarly, on January 30, 2014, Grupo Financiero Galicia issued Class V notes in two series, for an aggregate principal amount of Ps. 180.0 million with the following terms and conditions: (i) Ps.101.8 million of Series I notes, with a variable interest rate equal to the Benchmark Rate (BADLAR) plus 4.25%, with an 18 month maturity and (ii) Ps.78.2 million of Series II notes, with a variable interest rate equal to the Benchmark Rate (BADLAR) plus 5.25%, with a 36 month maturity. Both Series pay interest on a quarterly basis. In addition, some Class V Notes were subscribed for with Class III Notes for a face value amount of Ps. 20,622,455.

During February 2014, Grupo Financiero Galicia proceeded to cancel, upon maturity, all of its Class III notes.

Each of our subsidiaries is responsible for their own liquidity management. For a discussion of Banco Galicia’s liquidity management, see “-Banco Galicia’s Liquidity Management-Banco Galicia (Unconsolidated) Liquidity Management”.

Consolidated Cash Flows

Our consolidated statements of cash flows were prepared using the measurement methods and the presentation requirements prescribed by the Argentine Central Bank. See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2013, December 31, 2012 and December 31, 2011, included in this annual report.

As of December 31, 2013, on a consolidated basis, we had Ps.15,823.9 million in available cash (defined as total cash and cash equivalents), representing a Ps.4,499.9 million increase from the Ps.11,324.0 million as of December 31, 2012. As of December 31, 2012, on a consolidated basis, we had Ps.11,324.0 million in available cash (defined as total cash and cash equivalents), representing a Ps.1,079.8 million increase from the Ps.10,244.2 million of available cash (and cash equivalents) at the end of the prior fiscal year

Effective May 14, 2007, and in accordance with the provisions of Argentine Central Bank’s Communiqué “A” 4667, cash equivalents are comprised of the following: Argentine Central Bank debt instruments (Nobac and Lebac) having a remaining maturity that does not exceed 90 days, securities in connection with reverse repurchase agreement transactions with the Argentine Central Bank, short term call loans to corporations, local interbank loans and overnight placements in correspondent banks abroad. Cash equivalents also comprise, in the case of the Regional Credit Card Companies, time deposit certificates and mutual fund shares.

The table below summarizes the information from our consolidated statements of cash flows for the three fiscal years ended December 31, 2013, 2012 and 2011 which is also discussed in more detail below.

	December 31,
	2013		2012		2011
	(in millions of Pesos)
Funds (1) at the Beginning of the Fiscal Year	Ps.	11,324.0	Ps.	10,244.2	Ps.	7,443.5

Funds Provided (Used) by Operating Activities		3,485.9		1,675.7		432.0

- Net (Increase)/Decrease in Government and Private Securities		(60.9)		1,219.7		(245.5)
- Net (Increase)/Decrease in Loans		(1,882.5)		(4,484.2)		(5,012.3)
- Net Increase/(Decrease) in Deposits		6,797.6		7,181.5		6,219.3
- Other		(1,368.3)		(2,241.3)		(529.5)

Funds Provided (Used) by Investing Activities		(437.3)		(309.0)		(273.4)

- Payments for bank premises, equipment and miscellaneous assets, net		(400.1)		(290.8)		(258.3)
- Payments for equity investments		(37.2)		(18.2)		(15.1)
- Other		—		—		—

Funds Provided (Used) by Financing Activities		421.9		(673.4)		2,370.8

- Net Increase/(Decrease) in notes		55.6		(15.0)		1,521.6
- Net Increase/(Decrease) in banks and international entities		152.1		(888.6)		757.8
- Net Increase/(Decrease) in loans from local financial institutions		246.7		260.6		135.6
- Other		(32.5)		(30.4)		(44.2)

-Effect of Exchange Rate on Cash and Cash Equivalents		1,029.4		386.5		271.3

Funds at the End of the Fiscal Year	Ps.	15,823.9	Ps.	11,324.0	Ps.	10,244.2

(1)	Cash and cash equivalents.

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

Management believes that cash flows from operations and available cash and cash equivalent balances, will be sufficient to fund our financial commitments and capital expenditures for fiscal year 2014.

Cash Flows from Operating Activities

In fiscal year 2013, net cash provided by operating activities amounted to Ps.3,485.9 million, due to a Ps.6,797.6 million increase in deposits, corresponding to: (a) an increase of Ps.4,798.9 million in demand deposits and (b) an increase of Ps.1,998.7 million in time deposits, that was partially offset by the increase of Ps.1,882.5 million in loans mainly attributable to our private-sector loan portfolio origination. In addition, net cash was used by operating activities as follows: (i) Ps.60.9 million decrease in government and private securities, (ii) Ps.591.1 million of organization and development expenses, and (iii) Ps.777.2 million due to the increase of net other assets and liabilities.

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

Cash Flows from Investing Activities

In fiscal year 2013, net cash used by investing activities amounted to Ps.437.3 million mainly attributable to the acquisition of bank premises and equipment of Ps.258.2 million and miscellaneous assets of Ps.141.9 million. In addition, net cash was used by other fluctuations of Ps.37.2 million corresponding to other investing assets.

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

Cash Flows from Financing Activities

In fiscal year 2013, financing activities used cash in the amount of Ps.421.9 million due to the issuance of notes and long term foreign credit facilities in the amount of Ps.1,889.0 million and the increase in short-term borrowings of Ps.246.7 million. These amounts were offset by: (a) payments of long-term debt for Ps.1647.7 million and (b) a net decrease in others fluctuations of Ps.32.5 million corresponding to other financing activities.

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

As of December 31, 2013, the consolidated gaps between maturities of Banco Galicia’s financial assets and liabilities based on contractual remaining maturity were as follows

	As of December 31, 2013 (1)
	Less than one Year	1 – 5 Years	5 – 10 Years	Over 10 Years	Total
	(in millions of Pesos, except ratios)
Assets
Cash and Due from Banks	3,299.1	—	—	—	3,299.1
Argentine Central Bank – Escrow Accounts	10,072.8	—	—	—	10,072.8
Overnight Placements	586.1	—	—	—	586.1
Loans – Public Sector	582.7	15.0	—	—	597.7
Loans – Private Sector	44,424.9	9,390.9	144.8	14.6	53,975.2
Government Securities	3,678.0	196.2	—	—	3,874.2
Notes and Corporate Securities	441.8	528.3	1.9	—	972.0
Financial Trusts	1,336.6	597.1	106.5	—	2,040.2
Special Fund Former Almafuerte Bank	163.3	—	—	—	163.3
Other Financing	82.7	—	—	—	82.7
Receivables from Financial Leases	211.9	291.2	37.5	—	540.6
Other	—	—	—	—	0.0

Total Assets	64,879.9	11,018.7	290.7	14.6	76,203.9

Liabilities
Savings Accounts	11,629.1	—	—	—	11,629.1
Demand Deposits	13,051.1	—	—	—	13,051.1
Time Deposits	26,186.9	106.5	0.1	—	26,293.5
Notes	1,841.2	3,813.9	1,418.4	—	7,073.5
International Banks and Credit Agencies	522.7	153.6	81.1	—	757.4
Domestic Banks	1,253.5	238.7	1.7	—	1,493.9
Other Liabilities (1)	9,556.9	—	—	—	9,556.9

Total Liabilities	64,041.4	4,312.7	1,501.3	—	69,855.4

Asset / Liability Gap	838.5	6,706.0	(1,210.6)	14.6	6,348.5
Cumulative Gap	838.5	7,544.5	6,333.9	6,348.5	6,348.5
Ratio of Cumulative Gap to Cumulative Liabilities	1.3%	11.0%	9.1%	9.1%
Ratio of Cumulative Gap to Total Liabilities	1.2%	10.8%	9.1%	9.1%

Principal plus CER adjustment. Does not include interest.

(1)	Includes, mainly, debt with retailers due to credit card operations, liabilities in connection with repurchase transactions, debt with domestic credit agencies and collections for third parties. The “Less than One Year” bucket also includes Ps.5.5 million corresponding to Banco Galicia’s foreign debt not tendered by its holders in the exchange offered to restructure such foreign debt, which was completed in May 2004.

The table above is prepared taking into account contractual maturity. Therefore, all financial assets and liabilities with no maturity date are included in the “Less than One Year” category.

Banco Galicia must comply with a maximum limit set by its board of directors for liquidity mismatches. This limit has been established at -25% (minus 25%) for the ratio of cumulative gap to total liabilities within the first year. As shown in the table above, Banco Galicia complies with the established policy, since such gap was 1.2% as of December 31, 2013.

Banco Galicia (Unconsolidated) Liquidity Management

The following is a discussion of Banco Galicia’s liquidity management, excluding the consolidated companies.

Banco Galicia’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet customer’s credit demand. To set the appropriate level, forecasts are made based on historical experience and on an analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds. As of December 31, 2013, Banco Galicia’s unconsolidated liquidity structure was as follows:

	As of December 31, 2013
	(in millions of Pesos)
Legal Requirement	Ps.	8,155.5
Management Liquidity		8,023.4

Total Liquidity (1)	Ps.	16,178.9

(1)	Excludes cash and due from banks of consolidated companies.

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

	As of December 31,
	2013		2012		2011
	(in millions of Pesos, except ratios, multiples and percentages)
Shareholders’ Equity	Ps.	6,947.2	Ps.	4,870.1	Ps.	3,551.6
Shareholders’ Equity as a Percentage of Total Assets		8.35%		7.67%		6.94%
Total Liabilities as a Multiple of Total Shareholders’ Equity		10.97x		12.03x		13.41x
Tangible Shareholders’ Equity (1) as a Percentage of Total Assets		6.63%		5.96%		5.53%

(1)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

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

For a more detailed description of our capital expenditures in 2013 and our capital commitments for 2014, see Item 4. “Information on the Company-Capital Investments and Divestitures”. For a description of financing of our capital expenditures, see “-Consolidated Cash Flows”.

Item 5.E. Off-Balance Sheet Arrangements

See Item 5.A. “Operating Results-Off-Balance Sheet Arrangements” and “Operating Results-Off-Balance Sheet Contractual Obligations.”

Item 5.F. Contractual Obligations

See Item 5.A. “Operating Results-Contractual Obligations.”

Item 6. Directors, Senior Management and Employees

Our Board of Directors

Our ordinary shareholders’ meeting took place on April 29, 2014. The following table sets out the members of our Board of Directors as of that date (all of whom reside in Buenos Aires, Argentina), the positions they hold within Grupo Financiero Galicia, their dates of birth, their principal occupations and the dates of their appointment and on which their current terms will expire. Terms expire when the annual shareholders’ meeting takes place.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends

Eduardo J. Escasany	Chairman	June 30, 1950	Businessman	April 2005	December 2015

Pablo Gutierrez	Vice chairman	December 9, 1959	Banker	April 2003	December 2015

Abel Ayerza	Director	May 27, 1939	Businessman	September 1999	December 2014

Federico Braun	Director	February 4, 1950	Businessman	September 1999	December 2016

Antonio R. Garcés	Director	May 30, 1942	Banker	April 2012	December 2014

Enrique Martin	Director	October 19, 1945	Businessman	April 2006	December 2014

Luis O. Oddone	Director	May 11, 1938	Businessman	April 2005	December 2015

Silvestre Vila Moret	Director	April 26, 1971	Businessman	June 2002	December 2016

Juan Miguel Cuattromo	Director	January 13, 1983	Economist	April 2013	December 2014

María Ofelia Hordeñana de Escasany	Alternate Director	December 30, 1920	Businesswoman	April 2000	December 2016

Sergio Grinenco	Alternate Director	May 26, 1948	Banker	April 2003	December 2016

Alejandro Rojas Lagarde	Alternate Director	July 17, 1937	Lawyer	April 2000	December 2016

Luis S. Monsegur	Alternate Director	August 15, 1936	Accountant	April 2000	December 2014

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

Sergio Grinenco: Mr. Grinenco obtained a degree in economics at the Universidad Católica Argentina and a master’s degree in business administration from Babson College in Wellesley, Massachusetts. He has been associated with Banco Galicia since 1977. He was elected as an alternate director of Banco Galicia in September 2001 and as the vice chairman in April 2003, a position he held until 2011. He is an alternate director of Grupo

Galicia since April 2003. Mr. Grinenco is also the chairman of CFA, vice chairman of the Asociación de Bancos Argentina, a regular director of Tarjetas Regionales, liquidator of Galicia Capital Markets S.A. (in liquidation) and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. In 2012, he was appointed as the chairman of Banco Galicia.

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

Our Audit Committee

Grupo Financiero Galicia complies with the provisions set forth by the Capital Markets Law No. 26,831 and the regulations set forth by the CNV, which require that companies which make a public offering of shares should form an Audit Committee, and develop a charter with regulations for its operation.

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

According to the CNV rules, the Audit Committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposals for the appointment of the independent auditors and the compensation for the Directors, (ii) issuing a report detailing the activities performed according to the CNV requirements, (iii) issuing the Audit Committee’s annual plan and implementing the plan each fiscal year, (iv) evaluating the external auditors’ independence, work plans and performance, (v) evaluating the plans and performance of the internal auditors, (vi) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (vii) following-up on the use of information policies on risk management at Grupo Financiero Galicia’s main subsidiaries, (viii) evaluating the reliability of the financial information to be filed with the CNV and the SEC, (ix) verifying compliance with the applicable conduct rules, and (x) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders. The Audit Committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2013, the Audit Committee held fourteen meetings.

Our Supervisory Committee

Our bylaws provide for a Supervisory Committee consisting of three members who are referred to as syndics (“syndics”) and three alternate members who are referred to as alternate syndics (“alternate syndics”). In accordance with the Corporations Law and our bylaws, the syndics and alternate syndics are responsible for ensuring that all of our actions are in accordance with applicable Argentine law. Syndics and alternate syndics are elected by the shareholders at the annual general shareholders’ meeting. Syndics and alternate syndics do not have management functions. Syndics are responsible for, among other things, preparing a report to shareholders analyzing our financial statements for each year and recommending to the shareholders whether to approve such financial statements. Alternate syndics act in the temporary or permanent absence of a syndic. Currently, there are three syndics and three alternate syndics. Syndics and alternate syndics are elected for a one-year term.

The following table shows the members of our Supervisory Committee. Each of our syndics was appointed at the ordinary shareholders’ meeting held on April 29, 2014. Terms expire when the annual shareholders’ meeting takes place or as set forth below.

Name	Position	Principal Occupation	Current Term Ends

Norberto Corizzo	Syndic	Accountant	December 2014

Luis A. Díaz	Syndic	Accountant	December 2014

Enrique M. Garda Olaciregui	Syndic	Lawyer	December 2014

Miguel Armando	Alternate Syndic	Lawyer	December 2014

Fernando Noetinger	Alternate Syndic	Lawyer	December 2014

Horacio Tedín	Alternate Syndic	Lawyer	December 2014

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

Fernando Noetinger: Mr. Noetinger obtained a degree in law at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1987. Mr. Noetinger is also chairman of Arnoar S.A., and an alternate syndic of EBA Holding S.A., Electrigal S.A., GV Mandataria (liquidated), Tarjetas del Mar, Tarjetas Regionales, Galicia Warrants, Galicia Valores, Banco Galicia, Galicia Capital Markets S.A. (in liquidation), Galicia Retiro, Galicia Seguros, Sudamericana Holding and Net Investment, among others.

Horacio Tedín: Mr. Tedín obtained a degree in law at the Universidad de Buenos Aires. In 1981 he founded his own law firm, which has actively worked for Banco Galicia and other big corporate clients. Mr. Tedín has been an alternate syndic of Grupo Financiero Galicia since 2006. He is also a syndic of Electrigal S.A. and an alternate syndic of EBA Holding S.A., GV Mandataria (liquidated), CFA and Galicia Administradora de Fondos, among others.

Compensation of Our Directors

Compensation for the members of the Board of Directors is considered by the shareholders at the shareholders’ meeting once the fiscal year has ended. The independent directors and members of the Audit Committee are paid an annual fee based on the functions they carry out and they may receive partial advance payments during the year. We do not pay fees to the members of our Board of Directors who are also members of the board of directors of Banco Galicia. At the ordinary shareholders’ meeting held on April 29, 2014 the compensation for the Board of Directors was set at Ps.966,125 for the fiscal year ending on December 31, 2013. For a description of the amounts to be paid to the board of directors of Banco Galicia, see “-Compensation of Banco Galicia’s Directors and Officers” below.

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

Management of Grupo Financiero Galicia

Our organizational structure consists of a chief executive officer (“CEO”) who reports to the Board of Directors, and the Chief Financial Officer who reports to the CEO and is in charge of the Financial, Investor Relations and Accounting Division.

The CEO’s main function consists in implementing the policies defined by the Board of Directors, as well as suggesting to the Board of Directors the application of plans, budgets and company organization. He is also in charge of supervising the Financial, Investor Relations and Accounting Division, assessing the attainment of goals and the performance of Grupo Financiero Galicia. The position also takes part in the board of directors of some subsidiaries.

Our CEO is Mr. Pedro Alberto Richards, who was born on November 14, 1952 and obtained a degree in economics from the Universidad Católica Argentina. He holds a Master of Science in Management from the Sloan School of Management at the Massachusetts Institute of Technology. He was director of the National Development Bank (BANADE). He has been associated with Banco Galicia since 1990. He was member of the board of directors of Galicia Capital Markets S.A. between 1992 and 1994 and vice chairman of Net Investment between September 2001 and May 2007. Since August 2000, he served as Grupo Financiero Galicia’s managing director and from 2010 as our CEO. Mr. Richards is also chairman of Galicia Warrants and Net Investment, was director of GV Mandataria (liquidated), and is director of Sudamericana and CFA. Mr. Richards was alternate director of Grupo Financiero Galicia from April 2003 until April 2005, when he was appointed as director, position he occupied until April 14, 2010.

Our CFO is Mr. José Luis Gentile, who was born on March 15, 1956 and obtained a degree in national public accounting at the Universidad de Buenos Aires in 1982. Mr. Gentile is chairman of GV Mandataria (liquidated), vice chairman of Marín S.A., Net Investment, Nucleamiento Inversor S.A. and Rivadavia 5306 S.A.; director of Distrocuyo S.A., Electrigal S.A., Galicia Retiro, Galicia Seguros, Galval(sold) and Galicia Broker and alternate director of Galicia Warrants and Sudamericana.The Financial & Accounting Division is mainly responsible for the assessment of investment alternatives, thus suggesting whether to invest or withdraw Grupo Financiero Galicia’s positions in different companies or businesses. It also plans and coordinates Grupo Financiero Galicia’s administrative services and financial resources in order to guarantee its proper management. This division also aims at meeting requirements set by several controlling authorities, complying with information and internal control needs and budgeting purposes. Furthermore, it includes the investor relations function, aimed at planning, preparing, coordinating, controlling and providing financial information to the stock exchanges where Grupo Financiero

Galicia’s shares are listed, regulatory bodies and both domestic and international investors and analysts. It assesses the materials published by analysts, carrying out a follow-up of their opinions, as well as those of shareholders and investors in general.

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

Board of Directors of Banco Galicia

At the ordinary shareholders’ meeting held on April 29, 2014, the size of Banco Galicia’s board of directors was set at seven members and five alternate directors. The following table sets out the members of Banco Galicia’s board of directors as of April 29, 2014, all of whom are residents of Buenos Aires, Argentina, the position currently held by each of them, their dates of birth, their principal occupations, the dates of their appointment and the year in which their current terms will expire. The business address of the members of the Banco Galicia’s board of directors is Tte. General J. D. Perón 407, (C1038AAI) Buenos Aires, Argentina.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends

Sergio Grinenco	Chairman of the Board	May 26, 1948	Banker	April 2012	December 2014

Pablo Gutierrez	Vice chairman	December 9, 1959	Banker	April 2012	December 2016

Guillermo J. Pando	Secretary Director	October 23, 1948	Banker	April 2003	December 2014

Luis M. Ribaya	Director	July 17, 1952	Banker	September 2001	December 2016

Raúl H. Seoane	Director	July 18, 1953	Banker	April 2012	December 2016

Pablo M. Garat (1)	Director	January 12, 1953	Lawyer	April 2004	December 2015

Ignacio A. González (1)	Director	April 23, 1944	Accountant	April 2010	December 2015

Enrique García Pinto	Alternate Director	August 10, 1948	—	April 2009	December 2015

Cirilo E. Martin	Alternate Director	October 19, 1945	Lawyer	April 2012	December 2014

Juan C. Fossatti (2)	Alternate Director	September 11, 1955	Lawyer	June 2002	December 2014

Augusto R. Zapiola Macnab (2) (3)	Alternate Director	June 27, 1947	Economist	April 2013	December 2015

Oscar J. Falleroni (2) (3)	Alternate Director	June 19, 1949	Accountant	April 2013	December 2015

(1)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Garat and González are independent and were reelected at the ordinary shareholders’ meeting held on April 15, 2013. The board of directors’ meeting held on April 16, 2013 elected them as members of the Audit Committee. Messrs. Garat and González are also independent directors in accordance with the Nasdaq rules.
(2)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Fossatti, Zapiola Macnab and Oscar J. Falleroni are independent alternate directors. They would replace the independent directors in case of vacancy. They are also independent directors in accordance with the Nasdaq rules.
(3)	Messrs. Augusto R. Zapiola Macnab and Oscar J. Falleroni, won´t be able to assume as directors without authorization from the Argentine Central Bank, which is still pending.

The following are the biographies of the members of the board of directors of Banco Galicia:

Sergio Grinenco: See “-Our Board of Directors”.

Pablo Gutierrez: See “-Our Board of Directors”.

Guillermo Juan Pando: Mr. Pando has been associated with Banco Galicia since 1969. He was first elected as an alternate director of Banco Galicia from September 2001 until June 2002, and in April 2003 he was elected as a director. He is also the chairman of Galicia Cayman and Santiago Salud S.A., vice chairman of Distrocuyo S.A. and Electrigal S.A., an alternate director of CFA, Tarjetas Regionales and Tarjeta Naranja, the liquidator of Galicia Capital Markets S.A. (in liquidation) and an alternate trustee of Fundación Banco de Galicia y Buenos Aires.

Luis María Ribaya: Mr. Ribaya obtained a degree in law from the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1971. He was elected as a director of Banco Galicia in September 2001, as an alternate director in June 2002 and again as a director in April 2003. Mr. Ribaya is also the chairman of Argencontrol S.A. and MAE and an alternate trustee of Fundación Banco de Galicia y Buenos Aires.

Raúl Héctor Seoane: Mr. Seoane obtained a degree in economics from the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1988. Mr. Seoane was first elected as an alternate director of Banco Galicia from 2005 until December 2011, and in April 2012 was elected as a director. He is also an alternate director of CFA and Tarjetas Regionales.

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

Ignacio Abel González: Mr. González obtained a degree in national public accounting at the Universidad de Buenos Aires and a master in Auditing at Drew University, New Jersey. Previously, he served as a Member of the International Committee of Finance & Value Sharing, PricewaterhouseCoopers. He was appointed as director of Banco Galicia at the shareholders’ meeting held on April 14, 2010. He is also syndic of Sociedad Anónima La Nación, La Nación Nuevos Medios, Publirevistas S.A., Pampa Natural S.A., Sociedad Anónima Importadora y Exportadora de la Patagonia, Banelsip S.A. and Banelco S.A. and the founder and president of P.O.D.E.R (Polo de Desarrollo Educativo Renovador).

Enrique García Pinto: Mr. García Pinto has been associated with Banco Galicia since 1970. Previous to such time he served at Nobleza Piccardo SAYCYF and Saturno Agropecuaria SCA. Mr. García Pinto was appointed as an alternate director of Banco Galicia at the shareholders’ meeting held on April 28, 2009. He is also vice chairman of Teruel Mandataria S.A. and director of Distrocuyo S.A.

Cirilo Enrique Martin: See “-Our Board of Directors”.

Juan Carlos Fossatti: Mr. Fossatti obtained a degree in law from the Universidad de Buenos Aires. He has been associated with Banco Galicia since June 2002, when he was elected as an independent alternate director at the annual general shareholders’ meeting. Mr. Fossatti is also the chairman of Tierras del Bermejo S.A. and Compañía Corodin S.A. and director of Baerlocher do Brasil S.A. (Sao Paulo – Brazil).

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

Functions of the Board of Directors of Banco Galicia

Banco Galicia’s board of directors may consist of three to nine permanent members. In addition, there can be one or more alternate directors who can act during the temporary or permanent absence of a director. As of the date of this annual report, five directors and one alternate director were engaged on a full time basis in the day-to-day operations of Banco Galicia. Messrs. García Pinto, Fossatti, Garat, González, Falleroni and Zapiola Macnab are not employees of Banco Galicia.

Banco Galicia’s board of directors meets formally twice each week and informally on a daily basis, is in charge of Banco Galicia’s general management and makes all the necessary decisions. Members of Banco Galicia’s board of directors serve on the following committees:

Financial Committee: This committee is composed of one director, the CEO of Banco Galicia, the managers of the Risk Management and Financial Divisions, the managers of the Capital Markets and Financial Transactions Departments, the CEO and Financial manager of Tarjetas Regionales and the Financial manager of CFA. This committee may also call officers and managers from Banco Galicia, Tarjetas Regionales and CFA, whenever it may deem such action necessary. The committee is in charge of analyzing the financial evolution and funding needs of retail credit companies. It is also responsible of analyzing the portfolio and liquidity evolution, in addition to evaluate funding alternatives. This committee meets at least once a month.

Risk Management Committee: This committee is composed of five directors, the CEO, the managers of the Strategic Planning and the Risk Management Divisions and the Internal Audit Department manager. This committee is in charge of approving risk management strategies, policies, processes and procedures and the contingency plans thereof. It is also responsible for setting specific limits for the exposure to each risk and approving, when applicable, temporary excesses over such limits as well as being informed of each risk position and compliance with policies. This committee meets at least once every two months. Its resolutions are summarized in writing.

Credit Committee: This committee is composed of five directors, the CEO and the managers of the Credit and Risk Management Divisions. The managers of the Wholesale Banking, Retail Banking and Financial Divisions must attend the meetings if the bank account pending approval by this committee corresponds to any of the above-mentioned divisions. This committee meets at least once every week. It is in charge of granting loans for amounts higher than Ps.90 million and all loans to financial institutions (local or international) and related parties. Approved operations are recorded in signed and dated documents.

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

Audit Committee: In accordance with the requirements set forth by the Argentine Central Bank regulations, Banco Galicia has an Audit Committee composed of two directors, one of which is an independent director, and the Internal Audit Department manager. In addition, in its capacity as a publicly listed company (in Argentina), Banco Galicia must comply with the transparency regime for public companies set forth by Law No.26,831 and by the rules established by the CNV (N.T. 2013) and supplementary regulations. In compliance with the CNV regulations, the Audit Committee is made up of three directors, two of which are independent directors.

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

Disclosure Committee: This Committee was created to comply with the provisions of the U.S. Sarbanes-Oxley Act. It is composed of five directors, the CEO, the manager in charge of the Strategic Planning Division, the Internal Audit Department manager, and the managers of the Accounting Department, the Assets and Liabilities Management Department, the Investor Relations Department and the Legal Advisory Services Department and Risk Management. The syndics can be invited to attend any meeting called by this committee. A member of this committee that was created for the same purpose by Grupo Financiero Galicia also attends the meetings held by this committee. Likewise, this committee may call officers from Banco Galicia’s different divisions whenever it may deem necessary. This committee will meet every month or as long as there exist issues that require to be considered

Human Resources Committee: This committee is in charge of the appointment and assignment, transfer, rotation, development, headcount and compensation of the personnel included in salary levels 9 and above. It is composed of two directors, the CEO and the Organizational Development and Human Resources Division manager. This committee meets every six months or whenever there are issues that require consideration. Its resolutions are summarized in writing.

Asset and Liabilities Committee (ALCO): This committee is in charge of analyzing the evolution of Banco Galicia’s business from a financial point of view, in regard to fund raising and different assets placement. It is also in charge of the follow-up and control of liquidity, interest rate and currency mismatches. This committee is in charge of analyzing and making recommendations to the business divisions in connection with the management of interest rate, currency and maturity mismatches, with the goal of maximizing financial and foreign-exchange results within acceptable parameters of risk and capital use. This Committee is also responsible for suggesting changes to these parameters, if necessary, to Banco Galicia’s board of directors. Five directors, the CEO, the Retail Banking Division manager, the Wholesale Banking Division manager, the Financial Division manager, the Risk Management Division manager and the Strategic Planning Division manager are members of this committee. This committee meets at least once a month. Its resolutions are summarized in writing and signed by two of its members.

Strategic Planning and Management Control Committee: This committee is composed of five directors, the CEO, the Risk Management Division manager, the Strategic Planning Division manager and the Internal Audit Department manager. The syndics can be invited to attend any meeting called by this committee. This committee is in charge of the analysis, definition and follow-up of the consolidated balance sheet and income statement. This committee meets at least once every month. Quarterly budgetary follow-up by division must be made in meetings, in which three directors, the CEO, the Strategic Planning Division manager and those managers who are called upon may attend. Its resolutions are summarized in writing and signed by two of the above-mentioned officers.

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

Daniel Antonio Llambías: Mr. Llambías was born on February 8, 1947. He obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1964. He was elected as an alternate director of Banco Galicia in September 1997 and as a director in September 2001 until August 2009, when he was appointed CEO. Mr. Llambías is also the chairman of Tarjetas del Mar and Sudamericana Holding, the second vice chairman of Visa Argentina S.A., a director of Tarjeta Naranja, Tarjetas Regionales, Tarjetas Cuyanas and IDEA (Instituto para el Desarrollo Empresarial de la Argentina), as well as a member of the supervisory committee of Automóvil Club Argentino, and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires.

The following divisions and department managers report to Banco Galicia’s CEO:

Division	Manager

Retail Banking	Fabián Enrique Kon

Wholesale Banking	Juan Sarquís

Financial	Pablo María León

Risk Management	Juan Carlos L’Afflitto

Credit	Marcelo Poncini

Comprehensive Corporate Services	Gastón Bourdieu

Organizational Development and Human Resources	Rafael Pablo Bergés

Strategic Planning	Bruno Folino

The table above shows the positions as of the date of this annual report, as some of the managers changed their positions in March 2014, due to a rotation of internal functions.

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

Strategic Planning: This division is responsible for planning and controlling budget, accounting and tax activities. The following departments report to this division: Accounting, Tax Advisory, Planning and Management Control and Fiduciary Administration and Supplementary Businesses.

The following departments report to the CEO:

Department	Manager
Legal Advisory Services Department	María Elena Casasnovas
Institutional Affairs Department	Pablo Eduardo Firvida

Legal Advisory Services Department: This department is responsible for providing advisory services and determining the steps to be taken for Banco Galicia’s business conduction under the regulations in force, with the purpose of ensuring the legitimacy thereof and avoiding loss of rights, indemnifications and/or penalties.

Institutional Affairs Department: This department is responsible for managing and controlling press and institutional image promotion activities, providing advice to the different areas. The department is also in charge of investor relations.

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

Fabián Enrique Kon: Mr. Kon was born on September 25, 1958. He obtained a degree in national public accounting at the Universidad de Buenos Aires. He worked at Pistrelli, Diaz y Asociados, Accenture, Exolgan Container Terminal and Tradecom, in managerial positions. From 2006 to February 2014, he was Galicia Seguros’ CEO and in March 2014, he was appointed Banco Galicia’s retail banking manager. Mr. Kon is also an alternate director of Net Investment.

Juan H. Sarquís: Mr. Sarquís was born on June 23, 1957. He obtained a degree in economics at the Pontificia Universidad Católica Argentina. He has been associated with Banco Galicia since 1982. Mr. Sarquis is the vice chairman of Galicia Warrants, a director of Sudamericana Holding and Banelco S.A., an alternate director of Visa Argentina S.A., Banelsip S.A., Tarjetas Regionales, Tarjeta Naranja, Tarjetas del Mar and Tarjetas Cuyanas.

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

Gastón Bourdieu: Mr. Bourdieu was born on August 31, 1956. He obtained a degree in agricultural administration at UADE University. He has been associated with Banco Galicia since 1981 as a member of the young professional program in the Credit Division. He is a director of Galicia Warrants, an alternate director of Tarjetas Regionales, director of Maradona S.A. and Sullair Argentina S.A.

Rafael Pablo Bergés: Mr. Bergés was born on September 10, 1963. He obtained the degree in industrial engineering. He has been associated with Banco Galicia since August 2010. Prior to such time, he worked at Techint and at a several multinational companies in managerial positions. From 1998 to 2009 he was vice president in the Human Resources Division of Grupo Telefónica.

Bruno Folino: Mr. Folino was born on February 23, 1966. He has an accounting degree from the Universidad de Buenos Aires. He completed a post-graduate degree in Tax & Legal at the Universidad Austral and Master in Science of Management Sloan at GSB Stanford University. He started his career in Price Waterhouse & Co at the Auditing Department, and later, at the Tax & Legal department. He has been associated with Banco Galicia since 1997 as Tax Manager and Planning Manager. In 2012 he was appointed Strategic Planning Manager.

María Elena Casasnovas: Mrs. Casasnovas was born on May 10, 1951. She obtained a degree in law at the Pontificia Universidad Católica Argentina. She has been associated with Banco Galicia since 1972.

Pablo Eduardo Firvida: Mr. Firvida was born on March 17, 1967. He obtained a degree in industrial engineering at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1996.

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

The table below shows the composition of Banco Galicia’s Supervisory Committee as they were re-elected by the annual shareholders’ meeting held on April 29, 2014.

Name	Year of Appointment	Position	Principal Occupation	Current Term Ends
Enrique M. Garda Olaciregui	2014	Syndic	Lawyer	December 31, 2014
Norberto D. Corizzo	2014	Syndic	Accountant	December 31, 2014
Luis A. Díaz	2014	Syndic	Accountant	December 31, 2014
Fernando Noetinger	2014	Alternate Syndic	Lawyer	December 31, 2014
Miguel N. Armando	2014	Alternate Syndic	Lawyer	December 31, 2014
Horacio Tedín	2014	Alternate Syndic	Lawyer	December 31, 2014

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

For fiscal year 2013, Banco Galicia’s ordinary shareholders’ meeting held on April 29, 2014, approved compensation for the independent directors in the total amount of Ps.1.16 million.

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

Employees

The following table shows the composition of our staff:

	As of December 31,
	2013	2012	2011
Grupo Financiero Galicia S.A.	12	13	12
Banco de Galicia y Buenos Aires S.A.	5,487	5.734	5,525
Branches	2,781	2,782	2,756
Head Office	2,706	2,952	2,769
Galicia Uruguay	2	5	5
Regional Credit Card Companies	5,669	6,098	5,723
CFA(*)	1,170	1,233	1,125
Sudamericana Consolidated	221	193	162
Other Subsidiaries	39	40	45

Total	12,600	13,316	12,597

(*)	Includes Cobranzas y Servicios S.A.

Within the current legal framework, membership in an employee union is voluntary and there is only one union of bank employees with national representation. As of December 31, 2013, approximately 23.8% of Banco Galicia’s employees were affiliated with the national bank employee union. As of December 31, 2013, approximately 95.8% of the Regional Credit Card Companies’ work force was party to the merchant union’s Collective Bargaining Agreement No. 130/75 applicable to trade employees, 4.5% of which were members of a labor union and 0.03% of which were labor union representatives. As of December 31, 2013, CFA’s employees were not affiliated to any union. Usually during the first four months of the year, the bank employee union and the national commerce employee union renegotiate their respective collective labor agreements in order to establish new minimum wages. As a result of such negotiations, salary increases are granted. Banco Galicia has not experienced a strike by its employees since 1973 and the Regional Credit Card Companies and CFA have never experienced any strike event. We believe that our relationship with our employees has developed within normal and satisfactory parameters.

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

Nasdaq Corporate Governance Standards

Pursuant to Nasdaq Marketplace Rule 5615(a) (3), a foreign private issuer may follow home country corporate governance practices in lieu of the requirements of the Rule 5600 Series, provided that the foreign private issuer complies with certain sections of the Rule 5000 Series, discloses each requirement that it does not follow and describes the home relevant country practice followed in lieu of such requirement. The requirements of the Rule 5000 Series and the Argentine corporate governance practice that we follow in lieu thereof are described below:

(i)	Rule 5250 (d) - Distribution of Annual and Interim Reports. In lieu of the requirements of Rule 5250 (d), we follow Argentine law, which requires that companies make public a Spanish language annual report, including annual audited consolidated financial statements, by filing such annual report with the CNV and the BASE, within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the CNV and the BASE within 42 calendar days of the end of each fiscal quarter. The BASE publishes the annual reports and interim reports in the BASE bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of our annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the SEC. We also post the English language translation of our annual reports and quarterly press releases on our website. Furthermore, under the terms of the Second Amended and Restated Deposit Agreement, dated as of June 22, 2000, among us, The Bank of New York, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of our annual reports and each of our quarterly press releases. Annual reports and quarterly press releases are available for inspection by ADRs holders at the offices of The Bank of New York located at, 101 Barclay Street, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to the shareholders, at the company’s executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report), as well as proposals of the company’s board of directors.

(ii)	Rule 5605 (b) (1) – Majority of Independent Directors. In lieu of the requirements of Rule 5605 (b) (1), we follow Argentine law, which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina such as us must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the CNV. In addition, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2).

(iii)	Rule 5605 (b) (2) – Executive Sessions of Independent Directors. In lieu of the requirements of Rule 5605 (b) (2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our Board of Directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics), which is responsible for monitoring the legality of the company’s actions under Argentine law and the conformity thereof with its bylaws.

(iv)	Rule 5605 (d) – Compensation of Officers. In lieu of the requirements of Rule 5605 (d), we follow Argentine law, which does not require companies to form a compensation committee comprised solely of independent directors. It also is not required in Argentine law that the compensation of the chief executive officer and all other executive officers be determined by either a majority of the independent directors or a compensation committee comprised solely of independent directors. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for directors or managers of the company. Finally, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2).

(v)	Rule 5605 (e) (1) – Nomination of Directors. In lieu of the requirements of Rule 5605 (e) (1), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation. In addition, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2).

(vi)	Rule 5605 (c) (1) – Audit Committee Charter. In lieu of the requirements of Rule 5605 (c) (1), we follow Argentine law, which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters, which are the responsibility of the company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter.

(vii)	Rule 5605 (c) (2) – Audit Committee Composition. Argentine law does not require, and it is equally not customary business practice in Argentina, that companies have an audit committee comprised solely of independent directors. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, until April 19, 2012, we had an Audit Committee entirely comprised of three independent directors, pursuant to the definition of independence in Rule 10 A-3 (b) (1), one of which the Board of Directors determined to be a financial expert. Currently, our Audit Committee is comprised of three Directors; two of which meet such independent requirements. In addition, we have a supervisory committee (“comisión fiscalizadora”) composed of three syndics, which are in charge of monitoring the legality, under Argentine law, of the actions of our Board of Directors and the conformity of such actions with our bylaws.

(viii)	Rule 5620 (c) – Quorum. In lieu of the requirements of Rule 5620 (c), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stock entitled to vote. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, constitute a quorum and resolutions may be adopted by an absolute majority of the votes present. Argentine law and our bylaws require, in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called which may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, a change in our domicile to outside of Argentina, total or partial recapitalization of our statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote).

(ix)	Rule 5620 (b) – Solicitation of Proxies. In lieu of the requirements of Rule 5620 (b), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely circulated newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores S.A. (“Caja de Valores”) up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the surveillance committee (“consejo de vigilancia”), manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADRs holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

(x)	Rule 5630 (a) – Conflicts of Interest. In lieu of the requirements of Rule 5630 (a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Argentine Pesos (Ps.300,000). Directors can contract with the corporation only on terms consistent with prevailing market terms. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholders’ vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

Share Ownership

For information on the share ownership of our directors and executive officers as of December 31, 2013, see Item 7. “Major Shareholders and Related Party Transactions-Major Shareholders”.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

As of March 31, 2014, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of March 31, 2014, we had 1,300,264,597 shares outstanding composed of 281,221,650 class A shares, 960,185,367 class B shares and 58,857,580 class B shares pending of registration (354,885,310 of which were evidenced by 35,488,531 ADSs).

Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación. As of March 31, 2014, the controlling shareholders owned 100% of our class A shares through EBA Holding (representing 21.6% of our total outstanding shares) and 12.1% of our class B shares (or 9.5% of our total outstanding shares), therefore directly and indirectly owning 31.1% of our shares and 63.1% of total votes.

Based on information that is available to us, the table below sets forth, as of March 31, 2014, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.

Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
EBA Holding S.A.	281,221,650 class A shares	100	58.0

Class B Shares

Name	Class B Shares	% of Class B Shares	% of Total Votes
The Bank of New York Mellon (1)	323,678,950 class B shares	31.8	13.3
ANSES	264,221,559 class B shares	25.9	10.9
EBA Holding Shareholders (2).	122,897,604 class B shares	12.1	5.1
Lagarcué and Theseus Shareholders (3)	58,857,580 class B shares	5.8	2.4

(1)	Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York is 101 Barclay Street, New York 10286, and the country of organization is the United States.
(2)	No member holds more than 2.0% of the capital stock. Such holding includes 31,206,360 shares in the form of ADSs.
(3)	Shares to be registered with the IGJ.

Based on information that is available to us, the table below sets forth, as of March 31, 2014, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

Name	Shares	% of Shares	% of Total Votes
The Bank of New York Mellon	323,678,950 class B shares	23.9	12.8
EBA Holding S.A.	281,221,650 class A shares	21.6	58.0
ANSES	264,221,559 class B shares	20.3	10.9
EBA Holding Shareholders.	122,897,604 class B shares	9.5	5.1

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

As of December 31, 2013, we had 47 identified United States record shareholders (not considering The Bank of New York), of which 13 held our class B shares and 34 held our ADSs. Such United States holders, in the aggregate, held approximately 113 million of our class B shares, representing approximately 8.7% of our total outstanding capital stock as of such date.

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

Some of our directors and the directors of Banco Galicia have been involved in certain credit transactions with Banco Galicia as permitted by Argentine law. The Corporations Law and the Argentine Central Bank’s regulations allow directors of a limited liability company to enter into a transaction with such company if such transaction follows prevailing market conditions. Additionally, a bank’s total financial exposure to related individuals or legal entities is subject to the regulations of the Argentine Central Bank. Such regulations set limits on the amount of financial exposure that can be extended by a bank to affiliates based on, among other things, a percentage of a bank’s RPC. See Item 4. “Information on the Company-Argentine Banking Regulation-Lending Limits”.

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

“Related parties” refers mainly to our directors and the directors of Banco Galicia, our senior officers and senior officers of Banco Galicia, our syndics and Banco Galicia’s syndics, our controlling shareholders as well as all individuals who are related to them by a family relationship and any entities directly or indirectly affiliated with any of these parties, not required to be consolidated.

The following table presents the aggregate amounts of total financial exposure of Banco Galicia to related parties, the number of recipients, the average amounts and the single largest exposures as of the end of the three fiscal years ended December 31, 2013 and as of February 28, 2014, the last date for which information is available.

	February 28, 2014		December 31, 2013		December 31, 2012		December 31, 2011
	In millions of Pesos, except as noted

Aggregate Total Financial Exposure	Ps.	306.8	Ps.	314.3	Ps.	222.1	Ps.	139.0
Number of Recipient Related Parties		309		320		232		239
Individuals		257		262		175		183
Companies		52		58		57		56
Average Total Financial Exposure	Ps.	1.0	Ps.	1.0	Ps.	0.9	Ps.	0.6
Single Largest Exposure	Ps.	53	Ps.	58	Ps.	33	Ps.	22

The increase in the aggregate amounts of the total financial exposure of Banco Galicia for the fiscal year ended December 31, 2013 is primarily a result of a change in the applicable regulations requiring the inclusion of additional related parties to whom the Bank has exposure.

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

Banco Galicia and Grupo Financiero Galicia have executed a trademark license agreement under which Banco Galicia has authorized Grupo Financiero Galicia to use the word “Galicia” in our corporate name and has authorized our direct or indirect subsidiaries, other than those of Banco Galicia, to use in their corporate names Banco Galicia’s registered trademarks, including the word “Galicia”, in marketing their products and services. The trademark license agreement has a 10-year term until July 1, 2010, at which point it becomes automatically renewable every two years. This agreement provides for the payment of an annual royalty, which in 2013 amounted to Ps.1.7 million.

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

The board of directors of Banco Galicia, during its meeting held on February 6, 2013, decided to grant a checking account overdraft in favor of Grupo Financiero Galicia for up to Ps.150 million with a maturity date of June 30, 2013. On March 20, 2013 such checking account overdraft was increased to Ps.184 million with a maturity date of one year. Similarly, the board of directors of Banco Galicia, during its meeting held on March 17, 2014, granted a checking account overdraft in favor of Grupo Financiero Galicia for up to Ps.125 million with a maturity date of June 30, 2015.

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

As of the date of this annual report, provincial tax collection authorities, as well as tax collection authorities from Buenos Aires, are in the process (in different degrees of completion) of conducting audits and assessments mainly regarding the Compensatory Bond issued by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits. The Argentine Federal Court of Appeals granted Banco Galicia a preliminary injunction in an amount equal to the Compensatory Bond in Banco Galicia’s challenge of an assessment by the Buenos Aires tax authorities. The Argentine Supreme Court of Justice affirmed the opinion of the Argentine Federal Court of Appeals, and the Court of Appeals therefore ordered the tax authority to refrain from starting tax enforcement proceedings or otherwise requesting precautionary measures for such purpose. Currently, a related appeal filed by the Bank against a decision issued in November 2013 by the Court of First Instance is pending before the Federal Administrative Court of Appeals.

As for other claims by the tax authorities of Buenos Aires, Banco Galicia joined the Regularization Regime for Tax Obligations in Default (Law No. 3,461 and regulations) (Régimen de Regularización de Obligaciones Fiscales en Mora), which allowed for the total payment of interest and the cancellation of penalties with respect to tax assessments. Banco Galicia’s accession to such regime was notified to the appropriate judicial authorities under the respective dockets.

With respect to judicial proceedings before the Tax Court of the Province of Buenos Aires related to tax assessments by authorities of the Province of Buenos Aires, such court has resolved: (i) negatively with respect to claims of the Bank not related to the Compensatory Bond; and (ii) positively in respect of the non-taxability of the

Compensatory Bond. The Bank also joined the Tax Debt Regularization Regime (Normative Resolution No. 12 and related regulations) providing for discounts on amounts not related to the Compensatory Bond. Banco Galicia’s accession to such regime was notified to the appropriate judicial authorities under the respective dockets. Meanwhile, the Province of Buenos Aires rejected the judgment issued by the Tax Court of the Province of Buenos Aires related to the Compensatory Bond and requested the Administrative Court of Appeals of La Plata to rescind that decision. The Bank filed an answer opposing the lack of jurisdiction exception filed by the Province of Buenos Aires on the grounds that only the Supreme Court of Justice has jurisdiction to resolve the issue.

With respect to other claims in various jurisdictions, the Bank has expressed its disagreement to certain tax adjustments, before the administrative and/or judicial corresponding instances. These proceedings and their potential consequences are permanently monitored by the Bank’s management and although the final outcome is still uncertain, the Bank considers it has complied with its tax obligations under existing regulations.

In addition, Theseus S.A. and Lagarcué S.A., two minority shareholders of Banco de Galicia y Buenos Aires S.A., initiated legal proceedings on March 11, 2003 against Banco Galicia and Grupo Financiero Galicia requesting that the court “declare null the corporate legal action effected by Grupo Financiero Galicia with the cooperation of Banco Galicia pursuant to which there was an exchange of class B shares of Banco Galicia for class B shares of Grupo Financiero Galicia”. In September 2013 Grupo Financiero Galicia, together with Banco Galicia and the shareholders of Lagarcué S.A. and Theseus S.A., signed a supplemental agreement governing operational issues and providing for the settlement and mutual withdrawal of any pending claims. See also Item 4. “Information on the Company-History”.

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

Dividend Policy and Dividends

Dividend Policy

Grupo Financiero Galicia’s policy for the distribution of dividends envisages, among other factors, the obligatory nature of establishing a legal reserve, the company’s financial condition and its indebtedness, the business requirements of affiliated companies and, mainly, that the profits recorded in the financial statements are, to a great extent, income from holdings and not realized and liquid profits, a requirement of Section 68 of the Corporations Law so that it is possible to distribute them as dividends. The proposal to distribute dividends arising from such analysis has to be approved at the shareholders’ meeting that discusses the Financial Statements corresponding to each fiscal year.

We may only declare and pay dividends out of our retained earnings representing the profit realized on our operations and investments. The Corporations Law and our bylaws state that no profits may be distributed until prior losses are covered. Dividends paid on our class A shares and class B shares will equal one another on a per share basis. As required by the Corporations Law, 5% of our net income is allocated to a legal reserve until the reserve equals 20% of our outstanding capital. Dividends may not be paid if the legal reserve has been impaired until it is fully restored. The legal reserve is not available for distribution to shareholders.

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

During the shareholders’ meeting held on April 27, 2011, our shareholders approved the payment of dividends in cash corresponding to fiscal year 2010, in the amount of Ps.24.8 million. After the end of fiscal year 2011, the Argentine Central Bank modified its regulations governing the minimum capital requirements and dividend distribution. Due to these new regulations, Banco Galicia did not pay dividends for fiscal year 2011, 2012 and 2013. However, Grupo Financiero Galicia paid a cash dividend corresponding to fiscal year 2011 in the amount of Ps.17.8 million, equivalent to Ps.0.0143 per share and Ps. 24.4 million, equivalent to Ps. 0.019615 per share, subject to the deduction, when applicable, of the personal assets tax.

Due to the fact that most of the profits for fiscal year correspond to income by holdings and just a fraction corresponds to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations Law, and taking as well into consideration Grupo Financiero Galicia’s financial condition, during the shareholders’ meeting held on April 29, 2014 a payment of dividends in cash was approved in an amount of Ps. 38.6 million, which represents 2.9682% with regard to 1,300,264,597 class A and B ordinary shares with a face value of Ps.1 each.

Pursuant to the section incorporated by Act No. 25,585 after Section 25 of Act No. 23,966, Grupo Financiero Galicia will receive the reimbursement of withholding taxes related to taxes paid on behalf of the shareholders subject to tax on personal assets as of December 31, 2013. Additionally, pursuant to Section 4 of Act No. 26893, the Company will withhold 10% for income tax from those shareholders subject to such tax.

Banco Galicia

At the close of the fiscal year ended December 31, 2013, Banco Galicia’s capital, non-capitalized contributions, profit reserves, adjustments to shareholders’ equity and retained earnings (not including the fiscal year’s net income) totaled Ps.4,903.9 million. Banco Galicia’s net income for fiscal year 2013 amounted to Ps.1,836.9 million.

Taking into consideration the Argentine Central Bank rules regarding the distribution of profits, as explained above, Banco Galicia’s board of directors proposed at the shareholders’ meeting held on April 29, 2014, and such shareholders approved, the allocation of Ps.367.4 million to legal reserve and Ps.1,469.5 million to discretionary reserve for the future distribution of profits.

Compañía Financiera Argentina

At the shareholders’ meeting held on April 12, 2012, a cash dividend of Ps.176.3 million corresponding to fiscal year 2011 was approved. Likewise, on the April 23, 2013 shareholders’ meeting, the shareholders approved a cash dividend of Ps.100 million from fiscal year 2012. In both cases, said dividends were authorized by the Argentine Central Bank and were distributed to shareholders.

Sudamericana Holding

On August 22, 2013, Sudamericana Holding held an extraordinary shareholders’ meeting, at which shareholders approved the payment of cash dividends in the amount of Ps.68.0 million. Additionally, during the ordinary and extraordinary shareholder’s meeting held on October 18, 2013, the shareholders approved the payment of cash dividends in the amount of Ps.14.0 million.

Significant Changes

Grupo Financiero Galicia

On January 30, 2014, Grupo Financiero Galicia issued Class V notes in two series, for an aggregate principal amount of Ps. 180.0 million with the following terms and conditions: (i) Ps.101.8 million of Series I notes, with a variable interest rate equal to the Benchmark Rate (BADLAR) plus 4.25%, due in 18 months and (ii) Ps.78.2 million of Series II notes, with a variable interest rate equal to the Benchmark Rate (BADLAR) plus 5.25%, due in 36 months. Both Series pay interest on a quarterly basis. In addition, some Class V Notes were subscribed for with Class III Notes for a face value amount of Ps. 20,622,455.

During February 2014, Grupo Financiero Galicia proceeded to cancel, upon maturity, all of the Class III notes.

On February 25, 2014, the Board of Directors of Grupo Financiero Galicia approved the issuance of a unilateral declaration which authorized Grupo Financiero Galicia to purchase all of the remaining shares held in Banco Galicia by third parties, amounting to 2,123,962 shares. Such declaration set forth a price of Ps.23.22 per share and is pending approval by the National Securities Commission.

Moreover, on February 27, 2014, by Resolution No. 17,300, the board of the CNV consented to the merger of Lagarcué S.A. and Theseus and S.A into Grupo Financiero Galicia and the increase in capital of Grupo Financiero Galicia, as well as ordering the registration thereof.

On April 15, 2014, the Board of Directors of Grupo Financiero Galicia approved the aquisition of 95% of the capital stock of Galicia Administradora de Fondos from Banco Galicia, for an amount of Ps. 39.5 million.

Tarjetas Regionales

On January 6, 2014, the board of directors of Tarjetas Cuyanas, a subsidiary of Tarjetas Regionales, approved the issuance of its class XIII notes for a nominal aggregate maximum amount of Ps.200.0 million to be issued on February 17, 2014 in two series: i) Series I notes for a nominal amount of Ps.80.0 million, principal amortizes in full 18 months after the issuance date, variable interest rate Badlar plus margin, payable quarterly, and ii) Series II notes for a nominal amount of Ps.40.0 million, principal amortizes in full 36 months after the issuance date, variable interest rate Badlar plus margin, payable quarterly.

On January 10, 2014, Banco San Juan S.A. granted Tarjetas Cuyanas a loan for Ps.7.0 million due on January 9, 2015 with a 25% fixed nominal annual interest rate, payable monthly. The Principal amortizes in six installments, starting with the seventh installment of the loan.

On January 31, 2014 Tarjetas Cuyanas repaid its Class VIII Series II notes for a principal amount of Ps.99.3 million and accrued interest of Ps.5.9 million.

Compañía Financiera Argentina

On February 28, 2014, CFA issued the financial trust CFA Trust I for Ps.180.0 million.

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

Grupo Financiero Galicia - Class B Shares - Buenos Aires Stock Exchange (in Pesos)
	High	Low	Average Daily Volume (in thousands of Class B shares)
Calendar Year
2009	2.30	0.61	2,471.5
2010	6.69	1.84	2,341.3
2011	6.69	2.75	8,548.6
2012	4.51	2.72	2,152.8
2013	10.95	3.86	1,645.9

Two Most Recent Fiscal Years
2012
First Quarter	3.74	3.07	2,847.5
Second Quarter	3.30	2.72	2,165.0
Third Quarter	3.70	2.87	1,553.1
Fourth Quarter	4.51	3.18	1,902.2
2013
First Quarter	5.07	4.09	1,415.1
Second Quarter	5.48	3.86	1,321.5
Third Quarter	8.86	4.00	2,024.1
Fourth Quarter	10.95	8.17	1,786.3
2014
First Quarter	12.35	8.30	1,097.6

Most Recent Six Months
November 2013	10.95	8.60	1,809.1
December 2013	10.70	8.92	1,385.1
January 2014	10.20	8.30	869.0
February 2014	10.70	8.52	1,236.3
March 2014	12.35	9.95	1,222.9
April 2014 (through April 15, 2014)	13.45	12.1	1,353.9

As of April 25, 2014, the closing price of our class B shares was Ps.13.10.

Grupo Financiero Galicia – ADSs - Nasdaq Capital Market (in US$)
	High	Low	Average Daily Volume (in thousands of ADRs)
Calendar Year
2009	6.10	1.56	160,0
2010	16.77	4.72	447.1
2011	16.52	5.76	326.6
2012	8.15	4.21	216.7
2013	13.05	4.96	303.9

Two Most Recent Fiscal Years
2012
First Quarter	8.15	6.17	375.1
Second Quarter	6.27	4.21	209.7
Third Quarter	6.37	4.25	128.6
Fourth Quarter	6.93	4.64	137.1
2013
First Quarter	7.21	5.11	119.7
Second Quarter	5.96	4.98	71.3
Third Quarter	9.93	4.96	388.9
Fourth Quarter	13.05	8.86	624.0
2014
First Quarter	12.65	7.30	416.9

Most Recent Six Months
November 2013	13.05	9.31	611.0
December 2013	12.85	10.32	456.2
January 2014	10.53	7.65	441.7
February 2014	10.31	7.30	426.5
March 2014	12.65	9.42	383.5
April 2014 (through April 15, 2014)	13.99	12.19	628.7

As of April 25, 2014, the closing price of our ADSs was US$13.30.

The following tables present for the periods indicated the high and low closing prices and the average trading volume of Banco Galicia’s class B shares on the BASE as reported by the BASE. Banco Galicia class B shares continue to be listed on the BASE with very low trading volume.

Banco Galicia – Class B Shares - Buenos Aires Stock Exchange (in Pesos)
	High	Low	Average Daily Trading Volume (in thousand Class B shares)
Calendar Year
2009	3.55	2.10	6.47
2010	11.91	3.12	3.51
2011	14.40	6.00	1.56
2012	9.62	6.00	3.07
2013	23.00	6.70	5.34

Two Most Recent Fiscal Years
2012
First Quarter	9.62	6.50	9.23
Second Quarter	8.00	6.70	0.56
Third Quarter	6.90	6.00	0.40
Fourth Quarter	8.50	6.90	1.99
2013
First Quarter	9.20	8.30	2.35
Second Quarter	9.25	7.02	0.82
Third Quarter	16.00	6.70	2.48
Fourth Quarter	23.00	13.15	15.75
2014
First Quarter	22.00	18.35	0.86

Most Recent Six Months
November 2013	19.20	16.50	1.41
December 2013	23.00	17.10	34.33
January 2014	21.00	18.35	1.07
February 2014	22.00	19.45	0.67
March 2014	22.70	21.00	0.90
April 2014 (through April 11, 2014)	24.00	22.70	1.30

As of April 25, 2014, the closing price of Banco Galicia’s class B shares was Ps.22.90.

Argentine Securities Market

The principal and oldest exchange for the Argentine securities market is the BASE. The BASE started operating in 1854 and handles approximately 95% of all equity trading in Argentina. Securities listed on the BASE include corporate equity and debt securities and government securities. Debt securities listed on the BASE may also be listed on the MAE. The Buenos Aires Stock Market (the “MERVAL”), which is affiliated with the BASE, was founded in 1929 and is the largest stock market in Argentina. The MERVAL is a corporation whose 131 shareholder members are the only individuals and entities authorized to trade, either as principal or as agent, in the securities listed on the BASE. Although there are 183 MERVAL shares outstanding, some banks and brokers own more than one share and currently there are 131 members. We are a member of the MERVAL through Galicia Valores, who owns three shares.

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

Although companies may list all of their capital stock on the BASE, in most cases the controlling shareholders retain the majority of a company’s capital stock. This results in only a relatively small percentage of most companies’ stock being available for active trading by the public on the BASE. Even though individuals have historically constituted the largest group of investors in Argentina’s equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine mutual funds, by contrast, continue to have very low participation in the market. Although 104 companies had equity securities listed on the BASE as of December 31, 2013, the 10 most-traded companies on the exchange accounted for approximately 83% of total trading value during 2013. Our shares were the second most-traded shares on the BASE in 2013, with a 16% share of trading volume.

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

We were incorporated on September 14, 1999, as a stock corporation under the laws of Argentina and registered on September 30, 1999, with the IGJ, under corporate registration number 14,519 of Book 7, Volume of Stock Corporations. Our domicile is in Buenos Aires, Argentina. Under our bylaws, our duration is until June 30, 2100 and we are exclusively a financial and investment company (as stated in “Chapter 2. Purpose. Article 3.” of our bylaws). This duration may be extended by resolution taken at an extraordinary shareholders’ meeting.

Our bylaws do not contain any provision governing the ownership threshold above which shareholder ownership must be disclosed.

Outstanding Capital Stock

Our total subscribed and paid-in share capital as of December 31, 2013, amounted to Ps.1,300,264,947, composed of class A shares and class B shares, each with a par value of Ps.1.00. From the total amount of 1,019,042,947 class B shares, 58,857,580 class B shares were pending of registration with the IGJ. The following table presents the number of our shares outstanding as of December 31, 2013, and the voting interest that the shares represent.

	As of December 31, 2013
Shares	Number of Shares	% of Capital Stock	% of Voting Rights
Class A Shares	281,221,650	21.63	57.98
Class B Shares	960,185,367	73.84	39.59
Class B Shares (pending registration)	58,857,580	4.53	2.43

Total	1,300,264,597	100.00	100.00

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

Appointment of Directors and Syndics by Cumulative Voting

The Corporations Law provides for the use of cumulative voting to enable minority shareholders to appoint members of the board of directors and syndics. Upon the completion of certain requirements, shareholders are entitled to appoint up to one third of the vacancies to be filled on the board of directors by cumulative voting. Each shareholder voting cumulatively has the number of votes resulting from multiplying the number of votes to which such shareholder would normally be entitled by the number of vacancies to be filled. Such shareholder may apportion his votes or cast all such votes for one or a number of candidates not exceeding one third of the vacancies to be filled.

Compensation of Directors

The Corporations Law and the CNV establish rules regarding the compensation of directors. The maximum amount of aggregate compensation that the members of the board of directors may receive, including salaries and other compensation for the performance of permanent technical and administrative services, may not exceed 25.0% of profits of each fiscal year. This maximum amount shall be limited to 5.0% when no dividends are distributed to the shareholders and shall be increased proportionately to the dividend distribution until the 25.0% limit is reached when all profits are distributed.

The Corporations Law provides that aggregate director compensation may exceed the maximum percentage of computable profit in any one year when the company’s profits are non-existent or too small as to allow payment of a reasonable compensation to board members which have been engaged in technical or administrative services to the company, provided that such proposal is described in the notice of the agenda for the ordinary shareholders’ meeting and is approved by a majority of shareholders present at such shareholders’ meeting.

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

Shareholders’ Meetings

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. An annual ordinary shareholders’ meeting is required to be held in each fiscal year to consider the matters outlined in Article 234 of the Corporations Law, including, among others:

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

As required by the Corporations Law, 5% of our net income is allocated to a legal reserve until the reserve equals 20% of our outstanding capital. Dividends may not be paid if the legal reserve has been impaired. The legal reserve is not available for distribution to shareholders.

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

Shareholders who have exercised their preemptive rights and indicated their intention to exercise additional preemptive rights are entitled to additional preemptive rights (“accretion rights”), on a pro rata basis, with respect to any unsubscribed shares, in accordance with the terms of the Corporations Law. Class B shares not subscribed for by shareholders through the exercise of their preemptive or accretion rights may be offered to third parties.

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

Preferred Stock

According to the Corporations Law and our bylaws, an ordinary shareholders’ meeting may approve the issuance of preferred stock. Such preferred stock may have a fixed dividend, cumulative or not cumulative, with or without additional participation in our profits, as decided by shareholders at a shareholders’ meeting when determining the conditions of the issuance. They may also have other preferences, such as a preference in the event of our liquidation.

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

Conflicts of Interest

As a protection to minority shareholders, under the Corporations Law, a shareholder is required to abstain from voting on any resolution in which its direct or indirect interests conflict with that of or are different than ours. In the event such shareholder votes on such resolution, and such resolution would not have been approved without such shareholders’ vote, the resolution may be declared void by a court and such shareholder may be liable for damages to the company as well as to any third party, including other shareholders.

Redemption or Repurchase

According to Law No. 26,831 (Ley de Mercado de Capitales), a stock corporation may acquire the shares issued by it, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and those set forth by the CNV. The above-mentioned conditions are: (a) the shares to be acquired shall be fully paid up; (b) there shall be a resolution signed by the board of directors to such effect; (c) the acquisition shall be made out of net profits or free or voluntary reserves; and (d) the total amount of shares acquired by the company, including previously acquired shares, shall not exceed 10% of the capital stock or such lower percentage determined by the CNV. The shares acquired by the company in excess of such limit shall be disposed of within the term of 90 days after the date of the acquisition originating such excess.

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

Argentine Taxes

Law No. 26,893, enacted on September 12, 2013 and published in the Official Gazette on September 23, 2013, introduced several changes to Income Tax Law No. 20,628, including the derogation of Section 78 of Decree No. 2,284/1991, which provides that foreign holders with no permanent establishment in Argentina are exempt from paying income tax on the capital gains arising from the sale or other disposition of shares or ADSs.

Law No. 26,893 has been regulated by Decree No 2334/2013which provides that changes introduced by Law No.26,893 are effective from the date of publication of such law in the Official Gazette and are applicable to taxable events consummated from such date onwards.

Taxation of Dividends

Until Law No. 26,893 became effective, dividend payments on ADSs or ordinary shares, whether in cash, property, or stock, were not subject to Argentine withholding tax or other taxes.

As from the effectiveness of Law No. 26,893, dividends (other than stock dividends) are subject to tax at a rate of 10%.

Dividends received by Argentine entities (generally entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) are not subject to the 10% tax.

Equalization Tax

There is a specific rule under which a 35% tax (“equalization tax”) will be imposed on certain dividends approved by the registrant’s shareholders. The equalization tax will be applied only to the extent that distributions of dividends exceed the taxable income of the company increased by non-taxable dividends received by the distributing company in prior years and reduced by Argentine income tax paid by the distributing company.

The equalization tax will be imposed as a withholding tax on the shareholder receiving the dividend. Dividends distributions made in kind (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends are not subject to Argentine taxation.

Taxation of Capital Gains (CGT)

In accordance with Law No. 26,893 capital gains derived by non-resident individuals or foreign companies from the sale, exchange or other disposition of ADSs or class B shares are subject to the following regulations:

Beginning on September 23, 2013, the transfer of ADSs or class B shares may trigger capital gain taxation. In such a case, the buyer would be responsible for withholding the corresponding tax (i.e. no liability should exist for the seller) –although no withholding mechanism is currently available.

Notwithstanding the above, based on certain tax precedents, there may be support to argue that gains obtained by a non-resident from the disposal of ADSs or class B shares should be regarded as foreign source income and, therefore, not subject to Argentine CGT. As this is a controversial issue, further analysis is required.

Capital gains obtained by non resident individuals or foreign entities from the sale, exchange or other disposition of such securities are currently subject to tax in Argentina at an effective 13.5% rate (15% tax rate applied to a gross presumed margin of 90% of the gross income) on gross proceeds arising from the sale transaction or, alternatively, to a 15% statutory rate on the actual capital gain (with proper evidence of cost incurred).

In the case of Argentine individuals, gains derived from the transfer of ADSs or class B shares, after offsetting certain general deductions, would be subject to an income tax at a 15% rate, assuming transactions are not performed under an authorized Argentine stocks exchange market. In this sense, it must be said that there is also a controversial issue related with such tax treatment. Further analysis is recommendable in this regard.

Finally, net capital gains from the sale, exchange or other dispositions of ADSs or class B shares, obtained by Argentine corporations or similar entities will be subject to income tax at a 35% rate, like any other current gain.

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

Personal Assets Tax

Individuals domiciled and undivided estates located in Argentina or abroad will be subject to an annual tax in respect of assets located in Argentina and abroad. The tax rate is from 0.5% to 1.25%, depending on the total amount of assets. Individuals domiciled abroad will pay the tax only in respect of the assets they hold in Argentina. In the case of individuals domiciled abroad, the tax will be paid by the individuals or entities domiciled in Argentina which, as of December 31 of each year, hold the joint ownership, possession, use, enjoyment, deposit, safekeeping, custody, administration or tenure of the assets located in Argentina subject to the tax belonging to the individuals domiciled abroad. When the direct ownership of notes, government securities and certain other investments, except shares issued by companies ruled by the Corporations Law, corresponds to companies domiciled abroad in countries that do not enforce registration systems for private securities (with the exception of insurance companies, open-end investment funds, pension funds or banks and financial entities with head offices in countries that have adopted the international banking supervision standards laid down by the Basel Committee on Banking Supervision) or that pursuant to their bylaws, charter, documents or the applicable regulatory framework, have as their principal activity investing outside of the jurisdiction of their organization or domicile, or are generally restricted from doing business in their country of incorporation, it will be assumed, without any proof to the contrary being admitted, that those assets belong ultimately to individuals and therefore the system for paying the tax for such individuals domiciled abroad is applicable to them.

There is an exception pursuant to a tax reform that was published in the Official Gazette as Law No. 25,585, which went into effect on December 31, 2002. This tax reform introduced a mechanism to collect the personal assets tax on shares issued by companies ruled by the Corporations Law, which ownership belongs to individuals domiciled in Argentina or abroad and companies or entities domiciled abroad. In the case of companies or entities domiciled abroad, it will be assumed, without any proof to the contrary being admitted, that those shares belong ultimately to individuals domiciled abroad.

The tax will be assessed and paid by those companies ruled by the Corporations Law at the rate of 0.5% on the value of the shares or equity interest. The valuation of the shares, whether listed or not, must be made according to their proportional equity value. These companies may eventually seek reimbursement from the direct owner of their shares in respect of any amounts paid to the Argentine tax authorities as personal assets tax. Grupo Financiero Galicia has sought reimbursement for the amount paid corresponding to December 31, 2002. The board of directors submitted the decision on how to proceed with respect to fiscal year 2003 to the annual shareholders’ meeting held on April 22, 2004. At that meeting, our shareholders voted to suspend all claims on our shareholders for amounts unpaid for fiscal year 2002 and to have us absorb the amounts due for fiscal year 2003 onward when not withheld from dividends.

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

United States Taxes

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of class B shares and ADSs, as their terms are set forth in the documents or the forms thereof, relating to such securities as in existence on the date hereof, but it does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of class B shares or ADSs. This summary assumes that the class B shares or ADSs will be held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not address tax consequences to all categories of investors, some of which (such as dealers or traders in securities or currencies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, banks, insurance companies, persons that received class B shares or ADSs as compensation for the performance of services, persons owning (or deemed to own for U.S. federal income tax purposes) at least 10% or more (by voting power or value) of our shares, investors whose functional currency is not the Dollar and persons that hold the class B shares or ADSs as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction for U.S. federal income tax purposes) may be subject to special tax rules. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of class B shares or ADSs.

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

For purposes of this summary, a “U.S. Holder” is a beneficial owner of class B shares or ADSs that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or (iv) a trust if such trust validly elects to be treated as a United States person for U.S. Federal income tax purposes or if (a) a United States court can exercise primary supervision over its administration and (b) one or more United States persons have the authority to control all of the substantial decisions of such trust. A “Non-U.S. Holder” is a beneficial owner of class B shares or ADSs that is neither a U.S. Holder nor a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes).

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

Ownership of ADSs in General

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the owners of the class B shares represented by such ADSs. For purposes of the discussion below, we assume that intermediaries in the chain of ownership between the holder of an ADS and Grupo Financiero Galicia are acting consistently with the claiming of U.S. foreign tax credits by U.S. Holders.

Taxation of Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” for U.S. federal income tax purposes, the gross amount of distributions by Grupo Financiero Galicia of cash or property (other than certain distributions, if any, of class B shares or ADSs distributed pro rata to all shareholders of Grupo Financiero Galicia, including holders of ADSs) made with respect to the class B shares or ADSs before reduction for any Argentine taxes withheld therefrom, will constitute dividends to the extent that such distributions are paid out of Grupo Financiero Galicia’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and will be included in the gross income of a U.S. Holder as dividend income. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders generally will be taxed on such distributions on ADSs (or class B shares that are readily tradable on an established securities market in the United States at the time of such distribution) at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year). Non-corporate U.S. Holders that (i) do not meet a minimum holding period requirement with respect to such ADSs (or class B shares), (ii) elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4)(B) of the Code or (iii) receive dividends with respect to which they are obligated to make related payments for positions in substantially similar or related property will not be eligible for the reduced rates of taxation. In addition, such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if distributions with respect to the class B shares or ADSs exceed Grupo Financiero Galicia’s current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, the excess would be treated first as a tax-

free return of capital to the extent of such U.S. Holder’s adjusted tax basis in the class B shares or ADSs. Any amount in excess of such adjusted basis would be treated as capital gain from the sale or exchange of such class B shares or ADSs. Grupo Financiero Galicia does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

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

Taxation of Capital Gains

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” U.S. Holders will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or exchange of such class B shares or ADSs in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in the class B shares or ADSs and the amount realized on their disposition. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate for ordinary income (other than certain dividends) if the U.S. Holder’s holding period in the class B shares or ADSs exceeds one year at the time of the sale or exchange. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as United States source income or loss for U.S. foreign tax credit purposes. Certain limitations exist on the deductibility of capital losses for U.S. federal income tax purposes.

A U.S. Holder’s initial tax basis in the class B shares or ADSs is the Dollar value of the Pesos denominated purchase price determined on the date of purchase. If the class B shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the Dollar value of the cost of such class B shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

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

Based on certain estimates of its gross income and gross assets, which estimates are inherently imprecise, the nature of its business and relying on the Active Bank Exception, Grupo Financiero Galicia believes that it should not be classified as a PFIC for the taxable year ended December 31, 2013. Grupo Financiero Galicia’s status in future years will depend on its assets and activities in those years. Grupo Financiero Galicia has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that Grupo Financiero Galicia will not be considered a PFIC for any taxable year. If Grupo Financiero Galicia were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to an imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains, as discussed above under “Taxation of Distributions”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.

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

Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, class B shares or ADSs made within the United States, or by a U.S. payor or U.S. middleman, to a holder of class B shares or ADSs (other than an exempt recipient, such as a payee that is not a United States person and that provides an appropriate certification).

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

In addition, certain U.S. Holders who are individuals are required to report information relating to an interest in class B shares or ADSs, subject to certain exceptions (including an exception for class B shares or ADSs held in accounts maintained by certain financial institutions). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of such information reporting requirements with respect to their ownership and disposition of class B shares or ADSs.

FATCA

Beginning on January 1, 2017 (or, if later, the date on which final regulations are published defining the term “foreign passthru payment”), Grupo Financiero Galicia may be required, pursuant to Sections 1471 through 1474 of the Code, and the Treasury Regulations promulgated thereunder (often referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) to withhold U.S. tax at a 30% rate on all or a portion of any distribution on class B shares or ADSs which is treated as a “foreign passthru payment.”

Assuming that distributions from Grupo Financiero Galicia constitute “foreign passthru payments” and that Grupo Financiero Galicia enters into an agreement with the IRS to report the information required by FATCA or, if Argentina has entered in an intergovernmental agreement with the United States (“IGA”), complies with such IGA, then an investor considered to have a “U.S. account” maintained by Grupo Financiero Galicia may be required to provide the information described below or be subject to U.S. withholding tax on any distribution on class B shares or ADSs that is treated as “foreign passthru payments.” Investors in class B shares or ADSs that are financial institutions, or financial institutions that receive payments on behalf of other persons, and that have not entered into an agreement with the IRS (or otherwise established an exemption from FATCA, including pursuant to an applicable IGA) would also be subject to this U.S. withholding tax.

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

Each holder of class B shares or ADSs that is considered to have a financial account maintained by Grupo Financiero Galicia may be required to provide satisfactory documentation (i) that neither it nor its beneficial owners are U.S. persons, or (ii) if the holder or its beneficial owners are U.S. persons, information including the name, address and U.S. taxpayer identification number of each such U.S. person. Each holder of class B shares or ADSs that fails to provide the requested information generally will be subject to a U.S. withholding tax on any payments made to that holder. A holder that fails to provide the necessary information due to a non-U.S. law prohibiting the provision of this information may be required to execute a valid waiver of the non-U.S. law (and then provide the relevant information to Grupo Financiero Galicia) or dispose of its class B shares or ADSs within a reasonable time period.

FATCA is particularly complex and its application to Grupo Financiero Galicia is uncertain at this time. Each holder of class B shares or ADSs should consult its own tax advisor to obtain a more detailed explanation of FATCA and to learn how it might affect such holder under its particular circumstances.

Medicare Tax on Investment Income

Certain U.S. Holders that are individuals, estates or trusts are required to pay a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for the taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. Net investment income includes, among other things, dividends and capital gains from the sale or other disposition of class B shares or ADSs.

THE ABOVE SUMMARIES ARE NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CLASS B SHARES OR ADSs. PROSPECTIVE HOLDERS SHOULD CONSULT AN INDEPENDENT TAX ADVISOR CONCERNING THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

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

For a description of the notes issued during fiscal year 2013, see Note 14 to our financial statements.

Loans

In November 2007, the IFC granted Banco Galicia a US$50 million loan utilized, with a tenor of up to 8 years, for the financing of investment projects of small and medium-sized companies mainly active in the agribusiness sector and export oriented. As of December 31, 2013, the principal amount of this facility amounted to U$S14.3 million.

In September of 2010, IFC granted Banco Galicia a US$40 million loan with a 5 year term 5.5. In December 2010, FMO granted Banco Galicia a US$20 million loan with a 6 year term. The purpose of these facilities is to fund long-term loans to small and medium-sized companies. In December 2011, Proparco granted Banco Galicia a US$20 million loan with a 6 year term for the financing of investment projects of export oriented small and medium-sized companies mainly active in the agribusiness sector. As of December 31, 2013, the principal amount of those facilities amounted to US$5.5 million, US$11.1 million, and US$8.5 million, respectively.

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

In compliance with the Argentine Central Bank’s regulations, based on the best practices and international standards, Banco Galicia has a Risk Management Division responsible for identifying, monitoring and actively and integrally managing the different risks Banco Galicia and its subsidiaries are exposed to (credit, financial and operational risks). The aim of the Division is to guarantee Banco Galicia’s board of directors that it is fully aware of the risks Banco Galicia is exposed to. It also creates and proposes the policies and procedures necessary to mitigate and control such risks. The Risk Management Committee, made-up of four members of the board of directors of Banco Galicia, the CEO and the managers of the Risk Management Division, the Strategic Planning Division and Internal Audit, is the highest corporate body to which Banco Galicia’s board of directors delegates integral risk management and the executive responsibility to define and enforce risk management policies, procedures and controls. This Committee is also responsible for setting specific limits for the exposure to each risk and approving, when applicable, temporary excesses over such limits as well as being informed of each risk position and compliance with policies.

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

The limit on a potential loss in the “+100 b.p.” scenario with respect to the base scenario was established at 20% of the net financial income for the first year, as defined in the paragraph above. At the end of fiscal year 2013, the negative difference between the net financial income for the first year corresponding to the “+100 b.p.” scenario and that corresponding to the base scenario accounted for -0.4% (minus 0.4%) of the net financial income for the first year.

The tables below show as of December 31, 2013 and December 31, 2012, in absolute and percentage terms, the change in Banco Galicia’s net financial income (“NFI”) of the first year, as compared to the NFI of the “base” scenario corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 b.p. from those in the “base” scenario. Banco Galicia’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Central Bank (Lebac and Nobac).

Net Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2013		As of December 31, 2012
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	(64.2)	-0.86%	(8.2)	-0.16%
150	(48.3)	-0.65%	(6.6)	-0.13%
100	(32.3)	-0.43%	(4.9)	-0.09%
50	(16.2)	-0.22%	(3.2)	-0.06%
Static			—	—
(50)	33.9	0.45%	12.4	0.24%
(100)	67.7	0.91%	26.2	0.50%
(150)	101.6	1.36%	39.9	0.77%
(200)	135.5	1.82%	53.8	1.03%

Net Trading Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2013		As of December 31, 2012
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	50.7	0.68%	55.0	1.05%
150	38.0	0.51%	41.2	0.79%
100	25.3	0.34%	27.5	0.53%
50	12.7	0.17%	13.8	0.26%
Static			—	—
(50)	(12.6)	-0.17%	(13.7)	-0.26%
(100)	(25.3)	-0.34%	(27.5)	-0.53%
(150)	(37.9)	-0.51%	(41.2)	-0.79%
(200)	(50.6)	-0.68%	(54.9)	-1.05%

Net Non Trading Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2013		As of December 31, 2012
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	(114.9)	-1.54%	(63.2)	-1.21%
150	(86.3)	-1.16%	(47.8)	-0.92%
100	(57.6)	-0.77%	(32.4)	-0.62%
50	(28.9)	-0.39%	(17.0)	-0.33%
Static			—	—
(50)	46.5	0.62%	26.1	0.50%
(100)	93.0	1.25%	53.7	1.03%
(150)	139.5	1.87%	81.1	1.56%
(200)	186.1	2.49%	108.7	2.08%

(1)	Net interest of the first year.

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

In fiscal year 2013, economic capital started to be estimated systematically within a comprehensive risk management framework in regards to Banco Galicia.

The tables below show as of December 31, 2013 and December 31, 2012, in absolute and percentage terms, the change in Banco Galicia’s RPC versus the RPC of the “base” scenario, corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 b.p. from those in the “base” scenario. Banco Galicia’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Central Bank (Lebac and Nobac).

Net Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2013		As of December 31, 2012
Change in Interest Rates in b.p.	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(197.3)	-2.65%	(167.5)	-2.95%
150	(148.2)	-1.99%	(127.7)	-2.25%
100	(98.9)	-1.33%	(87.9)	-1.55%
50	(49.5)	-0.66%	(48.2)	-0.85%
Static			—	—
(50)	56.1	0.75%	39.7	0.70%
(100)	112.5	1.51%	88.1	1.55%
(150)	169.1	2.27%	136.5	2.41%
(200)	226.0	3.03%	185.1	3.26%

Net Trading Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2013		As of December 31, 2012
Change in Interest Rates in b.p.	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(9.5)	-0.13%	(2.7)	-0.05%
150	(7.1)	-0.10%	(2.0)	-0.04%
100	(4.7)	-0.06%	(1.3)	-0.02%
50	(2.4)	-0.03%	(0.7)	-0.01%
Static			—	—
(50)	2.4	0.03%	0.7	0.01%
(100)	4.8	0.06%	1.4	0.02%
(150)	7.2	0.10%	2.1	0.04%
(200)	9.6	0.13%	2.7	0.05%

Net Non Trading Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2013		As of December 31, 2012
Change in Interest Rates in b.p.	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(187.8)	-2.52%	(164.8)	(2.91)%
150	(141.1)	-1.89%	(125.7)	(2.22)%
100	(94.2)	-1.26%	(86.6)	(1.53)%
50	(47.1)	-0.63%	(47.5)	(0.84)%
Static			—	—
(50)	53.7	0.72%	39.0	0.69%
(100)	107.7	1.44%	86.7	1.53%
(150)	161.9	2.17%	134.4	2.37%
(200)	216.4	2.90%	182.4	3.22%

Foreign Exchange Rate Risk

Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and Banco Galicia’s net financial income resulting from the revaluation of Banco Galicia’s assets and liabilities denominated in foreign currency. The impact of variations in the exchange rate on Banco Galicia’s net financial income depends on whether Banco Galicia has a net asset foreign currency position (the amount by which foreign currency denominated assets exceed foreign currency denominated liabilities) or a net liability foreign currency position (the amount by which foreign currency denominated liabilities exceed foreign currency denominated assets). In the first case an increase/decrease in the exchange rate results in a gain/loss, respectively. In the second case, an increase/decrease results in a loss/gain, respectively. Banco Galicia has established limits for its consolidated foreign currency mismatches for the asset and liability positions of 30% and -10% (minus 10%) of Banco Galicia’s RPC, respectively. During the last two months of 2013, the Bank decided to increase its net asset position in foreign currency as the Argentine Central Bank accelerated the devaluation pace, reaching 78.4% of its RPC as of the end of the fiscal year. This excess was reduced to 21.6% during January 2014.

As of December 31, 2013, Banco Galicia had a net asset foreign currency position of Ps.5853.3 million (equal to US$898.0 million) after adjusting its on-balance sheet net liability position of Ps.901.5 million (US$ 138.3 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.6,754.8 million (US$1036.3 million), recorded off-balance sheet.

As of December 31, 2012, Banco Galicia had a net asset foreign currency position of Ps.806.6 million equivalent to US$164.0 million, after adjusting its on-balance sheet net liability position of Ps.1,094.3 million (US$222.5 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.1,909.9 million (US$386.6 million), recorded off-balance sheet

As of December 31, 2011, Banco Galicia had a net liability foreign currency position of Ps.28.0 million equivalent to US$6.5 million, after adjusting its on-balance sheet net liability position of Ps.3,425.1 million (US$795.9 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.3,397.1 million (US$789.4 million), recorded off-balance sheet.

The tables below show the effects of changes in the exchange rate of the Peso vis-à-vis the Dollar on the value of Banco Galicia’s foreign currency net asset position as of December 31, 2013, 2012 and 2011. As of these dates, the breakdown of Banco Galicia’s foreign currency net asset position into trading and non-trading is not presented, as Banco Galicia’s foreign currency trading portfolio was not material.

	Value of Foreign Currency Net Position as of December 31, 2013
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount	Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	8,188.8	2,335.5	39.9
30%	7,609.3	1,756.0	30.0
20%	7,024.0	1,170.7	20.0
10%	6,438.6	585.3	10.0
Static	5,853.3	—	—
(10)%	5,268.0	(585.3)	(10.0)
(20)%	4,682.6	(1,170.7)	(20.0)
(30)%	4,097.3	(1,756.0)	(30.0)
(40)%	3,517.8	(2,335.5)	(39.9)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position as of December 31, 2012
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	1,128.4		321.8	39.9
30%	1,048.6		242.0	30.0
20%	967.9		161.3	20.0
10%	887.3		80.7	10.0
Static	806.6	(2)	—	—
(10)%	725.9		(80.7)	(10.0)
(20)%	645.3		(161.3)	(20.0)
(30)%	564.6		(242.0)	(30.0)
(40)%	484.8		(321.8)	(39.9)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position as of December 31, 2011
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount	Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	(39.2)	(11.2)	40.0
30%	(36.4)	(8.4)	30.0
20%	(33.6)	(5.6)	20.0

	Value of Foreign Currency Net Position as of December 31, 2011
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
10%	(30.8)		(2.8)	10.0
Static	(28.0	)(2)	—	—
(10)%	(25.2)		2.8	(10.0)
(20)%	(22.4)		5.6	(20.0)
(30)%	(19.6)		8.4	(30.0)
(40)%	(16.8)		11.2	(40.0)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

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

The table below shows the composition of Banco Galicia’s shareholders’ equity by currency and type of principal adjustment, that is Banco Galicia’s assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER, as of December 31, 2013.

	As of December 31, 2013
	Assets	Liabilities	Gap
	(In millions of Pesos)
Financial Assets and Liabilities	77,269.2	71,693.6	5,575.6
Pesos - Adjusted by CER	763.7	8.2	755.5
Pesos - Unadjusted	66,877.2	61,155.6	5,721.6
Foreign Currency (1)	9,628.3	10,529.8	-901.5
Other Assets and Liabilities	4,947.8	3,782.5	1,165.3

Total Gap	82,217.0	75,476.1	6,740.9

Adjusted for Forward Transactions Recorded in Memo Accounts
Financial Assets and Liabilities	77,269.2	71,693.6	5,575.6

	As of December 31, 2013
	Assets	Liabilities	Gap
	(In millions of Pesos)
Pesos - Adjusted by the CER	763.7	8.2	755.5
Pesos - Unadjusted, Including Shareholders’ Equity (2)	56,295.9	57,329.1	-1,033.2
Foreign Currency (1) (2)	20,209.6	14,356.3	5,853.3
Other Assets and Liabilities	4,947.8	3,782.5	1,165.3

Total Adjusted Gap	82,217.0	75,476.1	6,740.9

(1)	In Pesos, at an exchange rate of Ps.6.5180 per US$1.0.
(2)	Adjusted for forward sales and purchases of foreign exchange, without delivery of underlying assets and recorded in Memorandum Accounts.

As of December 31, 2013, considering the adjustments from forward transactions recorded under memorandum accounts, Banco Galicia had net asset positions in Foreign Currency, and in Pesos Adjusted and Non-adjusted by CER.

The paragraphs below describe the composition of the different currency mismatches as of December 31, 2013.

Peso-denominated Assets and Liabilities Adjusted by CER

At fiscal year-end, the Bank had a net asset position of Ps.755.5 million, mainly made up of Ps.743.4 million corresponding to the participation certificate in Galtrust I Financial Trust.

The limit established for the CER-adjusted mismatch is at 100% and at -25% (minus 25%) of the Bank’s RPC for the net asset position and the net liability position, respectively. At fiscal year-end, the asset position in Pesos adjusted by CER accounted for 10.1% of the Bank’s RPC.

Assets and Liabilities Denominated in Foreign Currency

The Bank’s assets denominated in foreign currency were mainly comprised of the following: (i) loans to the non-financial private sector and residents abroad for Ps.2,912.3 million (principal and interest, net of allowances) , (ii) cash and balances held at the Argentine Central Bank and correspondent banks for Ps.5,106.9 million and (iii) 968.7 million corresponding to holdings of government bonds

The Bank’s liabilities denominated in foreign currency consisted mainly of: (i) deposits for Ps.3,679.2 million (principal, interest and exchange-rate differences); (ii) Ps.4,996.2 million of subordinated and unsubordinated notes issued by Banco Galicia and the Regional Credit Card Companies; (iii) debt with international banks and credit agencies for Ps.760.6 million and (iv) Ps.717.5 million in connection with collections for third parties.

A net liability position of Ps.901.5 million stems from the consolidated balance sheet. Furthermore, forward transactions in foreign currency without delivery of the underlying asset for a notional value of Ps.6,754.8 million were recorded in memorandum accounts. Therefore, as of that date, the Bank’s net position in foreign currency adjusted to reflect these transactions was an asset position of Ps.5853.3 million, equivalent to US$898.0 million.

Banco Galicia has set limits as regards foreign-currency mismatches at 30% and -10% (minus 10%) of the Bank’s RPC for its net asset position and its short position, respectively. During the last two months of 2013, the Bank decided to increase its net asset position in foreign currency as the Argentine Central Bank accelerated the devaluation pace, reaching 78.4% of its RPC as of the end of the fiscal year. This excess was reduced to 21.6% during January 2014.

Non-Adjusted Peso-Denominated Assets and Liabilities

The Bank’s non-adjusted Peso-denominated assets were mainly comprised of the following: (i) loans to the non-financial private sector for Ps.51,739.1 million (principal plus interest, net of allowances); (ii) 2,0775.0 million corresponding to the holdings of securities issued by the Argentine Central Bank; (iii) cash and balances held at the Argentine Central Bank and correspondent banks for Ps.8,265.0 (including the balance of escrow accounts); (iv) Ps.989.6 million corresponding to debt securities and participation certificates in various financial trusts and (v) Ps.392.0 million corresponding to holdings of Bonar 2015 Bonds.

Banco Galicia’s non-adjusted Peso-denominated liabilities were mainly comprised of the following: (i) deposits for Ps.47,720.6 million (principal plus interest); (ii) liabilities with stores in connection with Banco Galicia’s credit card activities and the Regional Credit Card Companies for Ps.8,019.2 million; (iii) Ps.1,462.6 million in liabilities with local financial institutions (almost all corresponding to the Regional Credit Card Companies) and (iv) Ps.2,318.9 million corresponding to notes issued by the Regional Credit Card Companies and CFA and.

The net asset position in non-adjusted Peso-denominated assets and liabilities was of -Ps.1,233.2 (minus) million at fiscal year-end.

Other Assets and Liabilities

In the category “Other Assets and Liabilities”, the assets were mainly comprised of the following: (i) premises and equipment, miscellaneous and intangible assets for Ps.3,015.2 million, and (ii) miscellaneous receivables for Ps.874.2 million.

Liabilities mainly included Ps.2,282.9 million recorded under “Miscellaneous Liabilities”, and allowances for other contingencies for Ps.432.3 million.

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

Likewise, the measurement method known as Dollar Value of One Basis Point (“DVO1”) is also applied to measure and monitor the trading of debt instruments issued by the Argentine Central Bank and by the Argentine provinces, and the brokerage of notes.

Banco Galicia’s policy requires that the Risk Management and Treasury Divisions agree on the parameters under which the models work and establishes the maximum losses authorized both for securities, foreign-currency, Argentine Central Bank’s debt instruments and derivative products in a fiscal year. Maximum losses were established in:

Currency	Ps.	25.0 million.
Fixed-income instruments	Ps.	51.5 million.
Interest Rate Derivatives	Ps.	17.0 million.

The policy also comprises the development of periodic stress tests, aimed at evaluating high risk positions and its results under adverse market conditions. Contingency plans were also designed, which include recommended actions to take under a critical scenario, such as recessionary economic conditions.

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

The Bank defined its policy by setting maximum exposure limits measured as a percentage of its RPC and taking into account if the counterparty is considered investment grade:

Risk	Required Credit Rating	Investment Grade	Not Investment Grade
• Jurisdictional Risk	• International Rating Agency	• No limit	• Maximum limit: 5%

• Counterparty Risk	• International Banking Relations • Credit Division	• Maximum limit: 15% • The limit is distributed between financial and foreign trade transactions, thus absorbing local counterparty margin	• Maximum limit: 1% • Only foreign trade transactions

Overseas Foreign Currency Transfer Risk

With a view towards mitigating the risk resulting from a potential change in domestic laws that may affect overseas foreign currency transfers, in order to meet incurred liabilities, a policy was devised to set a limit for liabilities transferred abroad, as a proportion to total consolidated liabilities. Such ratio was fixed at 15%.

As of the fiscal year ended December 31, 2013, this exposure was 8.3%.

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

Operational Risk

Banco Galicia adopts the definition of operational risk determined by the Argentine Central Bank and the best international practices. Operational risk is defined as the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or otherwise because of external events. This definition includes legal risk, but does not include strategic and reputational risks.

Banco Galicia defined the framework for the operational risk management, which comprises the financial institution’s policies, practices, procedures and structures for its proper management.

The Risk Management Division, independent from the business or support units involved, includes a specific unit that is responsible for the management of such risks. The duties of this unit are, among others, to develop and monitor the operational risk management model, inherent in the Bank’s products, activities, processes, systems and technology, aligned with the regulations and best practices in force, organize the main necessary processes, provide advice, training and support to divisions, ensure that the Bank’s contingency, recovery and activity continuity plans are developed according to the size and complexity of its operations, as well as the respective tests thereon.

The operational risk management is understood as the identification, assessment, monitoring, control and mitigation of this risk. It is an ongoing process carried out throughout the Bank, which fosters a risk management culture at all organization levels through an effective policy and a program led by senior management.

Identification

The starting point of the operational risk management is the identification of risks and their association with the controls established to mitigate them, considering internal and external factors that may affect the process development. The results of this exercise are entered into a log of risks, which acts as a central repository of the nature and status of each risk and controls thereof.

Assessment

Once risks have been identified, the size in terms of impact, frequency and likelihood is determined.

Monitoring

The monitoring process allows for the detection and correction of deficiencies in the operational risk management policies, processes and procedures or update thereof.

Risk Control and Mitigation

The control process ensures compliance with internal policies and analyzes risks and responses to avoid, accept, mitigate or share them, by aligning them with the risk tolerance defined.

The control process also provides for several management tools to mitigate risks.

Self-Risk Assessment

The self-risk assessment is a process to identify and assess existing risks, considering the controls established to manage and mitigate them. The self-assessment is a critical component of the operational risk management framework since the vulnerability of operations and activities at risk can be verified based on this process. Such an assessment can be quantitative or qualitative.

Operational Risk Map

The operational risk map allows viewing all the risks assessed within a matrix of colors that, at first sight, points out those risks in a classification of high, very high, medium, low and very low, for their later analysis and for the preparation of reports or action plans.

Risk Indicators

Risk indicators, which are risk assessment mechanisms based on thresholds set, are defined by business and support area managers, and offer a fair basis to estimate the likelihood and severity of one or more operational risk events.

Collection of Risk Events

The Bank uses collected material data to systematically identify and log risk events. The collection of these events contributes to reducing incidents and the amounts of losses, as well as improving the products service quality.

The Bank has defined training strategies, together with the Organizational Development and Human Resources Division, for the purpose of training and making all its employees aware of the importance of the operational risk and its proper management. For training programs, the Argentine Central Bank regulations and the definitions included in the Operational Risk Policy are taken into account.

The Bank has also defined policies to mitigate risks derived from service outsourcing and a code of conduct governing the relationship with suppliers.

The Bank also ensures that its operational risks are appropriately assessed before launching or introducing new products, activities, processes or systems.

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

Fees and Direct and Indirect Payments Made by the Depositary to Us

Past Fees and Payments

Grupo Financiero Galicia S.A. received a payment of US$257,883.50 for fiscal year 2013, US$234,006.84 for 2012 and US$260,879.73 for 2011 in relation to continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), accounting fees and legal fees.

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

We expect to receive a similar reimbursement from the depositary for expenses for the fiscal year ending December 31, 2014, to the one we received for the fiscal year ended December 31, 2013.

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

2) Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework 1992.

3) Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2013.

4) Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2013, as stated in their report to our consolidated financial statements.

(c) See Item 18. “Financial Statements-Report of the Independent Registered Public Accounting Firm” for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2013.

During the period covered by this report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A. Audit Committee Financial Expert

Mr. Luis O. Oddone is our Audit Committee financial expert and he is independent as that term is defined under Nasdaq National Market listing requirements.

Item 16.B. Code of Ethics

We have adopted a code of ethics (for Grupo Financiero Galicia and its main subsidiaries) in accordance with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. We did not modify our code of ethics during the fiscal year ended December 31, 2013. In addition, we did not grant any waivers to our code of ethics during the fiscal year ended December 31, 2013. In June 2009, we adopted a Code of Good Practice in Corporate Governance in accordance with Argentine legal requirements that received minor modifications in 2011 and 2012. On May 23, 2012 the CNV issued Rule No. 606 (modifying Rule No. 516) which established new standards for the filing of the Code of Good Practices in Corporate Governance. Our code of ethics and our code of corporate governance good practices are attached hereto as Exhibits 11.1 and 11.2.

Item 16.C. Principal Accountants’ Fees and Services

The following table sets forth the total amount billed to us by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2013 and 2012.

	2013	2012
	(In thousands of Pesos)
Audit Fees	15,378	13,276
Audit Related Fees	1,874	1,696
Tax Fees	1,439	1,104
All Other Fees	2,212	2,942

Total	20,903	19,018

Audit Fees

Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and U.S. GAAP requirements for the fiscal years ended December 31, 2013 and December 31, 2012.

Audit-Related Fees

Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in 2013 and 2012.

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

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16.H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Report of the Independent Registered Public Accounting Firm as of and for the fiscal years ended December 31, 2013, 2012 and 2011.

Consolidated Balance Sheets as of December 31, 2013 and 2012.

Consolidated Statements of Income for the years ended December 31, 2013, 2012 and 2011.

Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2013, 2012 and 2011.

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

4.4	Form of Second Amendment to Restructured Loan Facility (as evidenced by the Second Amendment to the Note Purchase Agreement, dated as of August 25, 2006, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).*****

4.5	Form of Third Amendment to Restructured Loan Facility (as evidenced by the Third Amendment to the Note Purchase Agreement, dated as of December 28, 2007, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).******

4.6	Loan Agreement, dated as of July 24, 2007, between Grupo Financiero Galicia S.A. and Merrill Lynch International.******

4.7	Stock Purchase Agreement, dated as of June 1, 2009, among American International Group Inc., AIG Consumer Finance Group, Inc. and Banco de Galicia y Buenos Aires S.A., and the other parties signatory thereto.********

4.8	Loan Agreement, dated as of September 8, 2010, between Banco de Galicia y Buenos Aires S.A. and International Finance Corporation.*********

4.9	Loan Agreement, dated as of December 17, 2010, between Banco de Galicia y Buenos Aires S.A. and Netherlands Financierings-Moatschappy Voor Ont Wikkelingslanden N.V.*********

4.10	Loan Agreement, dated as of February 15, 2011, between Banco de Galicia y Buenos Aires S.A. and Inter-American Development Bank.*********

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company-Organizational Structure”.

11.1	Code of Ethics.*******

11.2	Code of Corporate Governance Good Practices.**********

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference from our Registration Statement on Form F-4 (333-11960).
**	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003.
***	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2002.
****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004.
*****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2006.
******	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2007.
*******	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2008.
********	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2009.
*********	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2010.
**********	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2012.

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

Date: April 30, 2014

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Financiero Galicia S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Grupo Financiero Galicia S.A. and its subsidiaries (the “Company”) at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control Over Financial Reporting appearing on Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

April 30, 2014.

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2013 and 2012

(Expressed in thousands of Argentine pesos)

		December 31,
		2013		2012
ASSETS
A.	Cash and due from banks
	Cash		2,930,380		2,560,967
	Financial institutions and correspondents		9,629,965		5,784,048
	Argentine Central Bank		9,473,778		5,613,604
	Other local financial institutions		36,014		26,271
	Foreign financial institutions		120,173		144,173

		Ps.	12,560,345	Ps.	8,345,015
B.	Government and private securities
	Holdings Recorded at Fair Value		742,873		118,655
	Holdings Recorded at their Acquisition Cost plus the I.R.R.		1,137,013		824,188
	Securities issued by the Argentine Central Bank		2,077,018		2,685,293
	Investments in listed private securities		30,425		188
	Allowances		—		(1,180)

		Ps.	3,987,329	Ps.	3,627,144
C.	Loans
	To the non-financial public sector		12,570		25,657
	To the financial sector		632,838		356,617
	Interbank loans – (call money loans granted)		135,000		84,000
	Other loans to domestic financial institutions		462,927		255,582
	Accrued interest, adjustments and exchange rate differences receivable		34,911		17,035
	To the non-financial private sector and residents abroad		56,748,165		43,942,659
	Advances		3,323,226		3,097,755
	Promissory notes		13,322,514		10,456,604
	Mortgage loans		1,803,375		1,158,832
	Pledge loans		480,707		310,668
	Personal loans		8,050,655		7,283,083
	Credit card loans		27,388,708		19,279,002
	Other		1,825,190		1,897,800
	Accrued interest, adjustments and quotation differences receivable		826,668		660,400
	Documented interest		(270,564)		(200,705)
	Unallocated collections		(2,314)		(780)
	Allowances		(2,128,647)		(1,731,954)

		Ps.	55,264,926	Ps.	42,592,979
D.	Other receivables resulting from financial brokerage
	Argentine Central Bank		1,048,268		716,493
	Amounts receivable for spot and forward sales to be settled.		199,623		122,473
	Securities receivable under spot and forward purchases to be settled		248,613		434,005
	Negotiable obligations without quotation		1,091,061		278,967
	Balances from forward transactions without delivery of principal		15,068		2,540
	Other		3,172,943		2,932,951
	Allowances		(79,433)		(68,858)

		Ps.	5,696,143	Ps.	4,418,571

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets - Continued

As of December 31, 2013 and 2012

(Expressed in thousands of Argentine pesos)

		December 31,
		2013		2012
ASSETS (Continued)
E.	Assets under financial leases
	Assets under financial leases		1,121,026		844,849
	Interest and adjustments		23,024		15,800
	Allowances		(15,983)		(12,385)

		Ps.	1,128,067	Ps.	848,264
F.	Equity investments
	In financial institutions		3,231		2,438
	Other		108,817		101,648
	Allowances		(22,095)		(27,992)

		Ps.	89,953	Ps.	76,094
G.	Miscellaneous receivables
	Receivables for assets sold		9,811		10,641
	Tax on minimum presumed income – Tax credit		16,899		15,022
	Other		1,262,530		1,040,142
	Other accrued interest and adjustments receivable		11,416		6,179
	Allowances		(138,987)		(136,527)

		Ps.	1,161,669	Ps.	935,457

H.	Bank premises and equipment	Ps.	1,394,243	Ps.	1,191,509

I.	Miscellaneous assets	Ps.	233,479	Ps.	184,740

J.	Intangible assets
	Goodwill		13,249		8,888
	Organization and development expenses		1,420,981		1,076,129

		Ps.	1,434,230	Ps.	1,085,017

K.	Unallocated items		4,022		8,129

L.	Other Assets		201,417		145,352

	Total Assets	Ps.	83,155,823	Ps.	63,458,271

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets - Continued

As of December 31, 2013 and 2012

(Expressed in thousands of Argentine pesos)

		December 31,
		2013		2012
	LIABILITIES AND SHAREHOLDERS’ EQUITY
M.	Deposits
	Non-financial public sector	Ps.	1,706,215	Ps.	1,251,534
	Financial sector		22,101		35,798
	Non-financial private sector and residents abroad		49,667,007		38,657,848
	Current accounts		11,990,174		9,500,021
	Saving accounts		11,801,077		9,475,206
	Time deposits		24,875,124		18,838,179
	Investment accounts		68,767		170,443
	Other		505,869		401,236
	Accrued interest and quotation differences payable		425,996		272,763

		Ps.	51,395,323	Ps.	39,945,180

N.	Other liabilities resulting from financial brokerage
	Argentine Central Bank		6,028		3,637
	Other		6,028		3,637
	Banks and international entities		679,760		540,287
	Unsubordinated negotiable obligations		5,787,631		4,171,588
	Amounts payable for spot and forward purchases to be settled		247,366		434,784
	Securities to be delivered under spot and forward sales to be settled		201,123		122,424
	Loans from domestic financial institutions		1,442,501		1,105,686
	Interbank loans (call money loans received)		105,500		82,000
	Other loans from domestic financial institutions		1,321,031		1,014,570
	Accrued interest payable		15,970		9,116
	Balances from forward transactions without delivery of underlying asset to be settled		66,908		2,345
	Amounts payable to merchants		8,019,174		5,715,886
	Other		2,706,332		2,062,967
	Accrued interest and quotation differences payable		176,518		122,053

		Ps.	19,333,341	Ps.	14,281,657

O.	Miscellaneous liabilities
	Directors’ and Syndics’ fees		23,165		16,258
	Other		2,452,617		1,757,272
	Adjustments and accrued interests		—		23

		Ps.	2,475,782	Ps.	1,773,553

P.	Provisions		442,872		468,223
Q.	Subordinated negotiable obligations		1,656,297		1,188,015
R.	Unallocated items		15,532		8,414
S.	Other Liabilities		287,488		221,231
T.	Non-controlling interests		601,959		701,920

	Total Liabilities	Ps.	76,208,594	Ps.	58,588,193

	SHAREHOLDERS’ EQUITY		6,947,229		4,870,078

	Total Liabilities and Shareholders’ Equity	Ps.	83,155,823	Ps.	63,458,271

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Income

For the fiscal years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

		December 31,
		2013		2012		2011
A.	Financial income
	Interest on cash and due from banks	Ps.	17	Ps.	70	Ps.	565
	Interest on loans granted to the financial sector		102,486		59,264		24,797
	Interest on overdrafts		911,887		698,656		398,533
	Interest on promissory notes		2,499,879		1,393,332		797,101
	Interest on mortgage loans		208,576		125,618		112,656
	Interest on pledge loans		59,972		35,716		24,443
	Interest on credit card loans		4,308,803		2,932,812		1,744,162
	Interest on financial leases		185,680		128,915		95,762
	Interest on other loans		3,100,396		2,543,641		1,881,433
	Interest on other receivables resulting from financial brokerage		86,323		45,417		34,586
	Net income from government and corporate securities		939,082		961,720		752,990
	Income from secured loans – Decree No. 1387/01		2,492		3,963		4,431
	Net income from options		—		1,500		—
	Consumer price index adjustment (CER)		904		872		2,020
	Other		669,164		197,542		144,265

		Ps.	13,075,661	Ps.	9,129,038	Ps.	6,017,744
B.	Financial expenses
	Interest on saving account deposits		4,927		4,811		6,906
	Interest on time deposits		3,746,347		2,185,392		1,272,897
	Interest on interbank loans received (call money loans)		15,788		9,560		2,843
	Interest on financing from the financial sector		93,471		53,974		44,331
	Interest on other liabilities resulting from financial brokerage		945,626		607,528		350,410
	Interest on subordinated obligations		156,150		122,821		114,455
	Other interest		28,335		54,586		25,899
	Net expenses for options		2,487		—		—
	Consumer price index adjustment		125		65		90
	Contributions made to Deposit Insurance Fund		75,235		57,316		44,874
	Exchange rate differences on foreign currency		152,581		189,222		4,072
	Other		948,983		655,385		407,424

		Ps.	6,170,055	Ps.	3,940,660	Ps.	2,274,201
C.	Gross brokerage margin		6,905,606		5,188,378		3,743,543
	Loan loss provisions		1,776,255		1,347,302		843,370
D.	Income from services
	In relation to lending transactions		1,535,585		1,180,982		947,655
	In relation to borrowing transactions		899,379		761,703		645,437
	Other commissions		183,894		108,934		72,936
	Other		3,615,658		2,602,289		1,854,241

		Ps.	6,234,516	Ps.	4,653,908	Ps.	3,520,269
E.	Expenses for services
	Commissions		927,242		636,418		457,953
	Other		1,067,883		817,480		610,613

		Ps.	1,995,125	Ps.	1,453,898	Ps.	1,068,566

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Income - Continued

For the fiscal years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

		December 31,
		2013		2012		2011
F.	Administrative expenses
	Personnel expenses		4,289,804		3,331,457		2,333,867
	Directors’ and syndics’ fees		63,923		49,930		38,176
	Other fees		211,711		124,409		188,205
	Advertising and publicity		382,949		359,251		280,486
	Taxes		607,943		435,716		298,572
	Depreciation of bank premises and equipment		152,856		117,246		92,942
	Amortization of organization expenses		247,255		198,747		104,597
	Other operating expenses		904,103		714,182		526,296
	Other		567,750		442,696		342,070

		Ps.	7,428,294	Ps.	5,773,634	Ps.	4,205,211

	Net Income from financial brokerage	Ps.	1,940,448	Ps.	1,267,452	Ps.	1,146,665

G.	Income from Insurance activities	Ps.	904,895	Ps.	651,871	Ps.	457,447

H.	Non-controlling interests result	Ps.	(208,651)	Ps.	(186,403)	Ps.	(170,962)

I.	Miscellaneous income
	Net lncome from equity investments		123,710		117,420		132,696
	Default interests		210,150		146,703		87,106
	Loans recovered and allowances reversed		260,390		255,154		224,384
	Other		151,943		119,671		139,284
	Consumer price index adjustment (CER)		—		102		60

		Ps.	746,193	Ps.	639,050	Ps.	583,530

J.	Miscellaneous losses
	Default interests and charges in favor of the Argentine Central Bank		687		222		850
	Loan loss provisions for miscellaneous receivables and other provisions		212,171		166,991		87,622
	Amortization of differences arising from court resolutions		8,791		16,452		6,933
	Depreciation and losses from miscellaneous assets		880		1,085		1,756
	Amortization of goodwill		1,993		1,940		12,639
	Other		102,666		59,735		46,028
	Consumer price index adjustment		49		52		46

		Ps.	327,237	Ps.	246,477	Ps.	155,874

	Net Income before tax		3,055,648		2,125,493		1,860,806

K.	Income tax	Ps.	1,231,995	Ps.	789,278	Ps.	753,863

	Net Income for the fiscal year	Ps.	1,823,653	Ps.	1,336,215	Ps.	1,106,943

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Cash Flows

For the fiscal years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

	December 31,
	2013		2012		2011
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year		11,323,978		10,244,173		7,443,517
Cash and cash equivalents at the end of the year		15,823,881		11,323,978		10,244,173

Net increase in cash and cash equivalents	Ps.	4,499,903	Ps.	1,079,805	Ps.	2,800,656

Causes of changes in cash and cash equivalents
Cash Flow from operating activities
Net (payments) / collections related to:
Government and Private Securities		(60,870)		1,219,664		(245,480)
Loans
To the financial sector		(78,908)		(13,260)		(127,462)
To the non-financial public sector		(102)		940		2,129
To the non-financial private sector and foreign residents		(1,803,510)		(4,471,840)		(4,887,003)
Other receivables resulting from financial brokerage		(64,803)		(274,119)		(187,508)
Receivables from Financial Leases		(95,385)		(129,326)		(67,605)
Deposits
To the financial sector		(13,697)		6,131		19,733
To the non-financial public sector		454,681		(552,282)		929,615
To the non-financial private sector and foreign residents		6,356,650		7,727,631		5,269,911
Other liabilities from financial brokerage
Financing from the financial sector
Interbank Loans (call money loans received)		7,712		57,440		12,157
Others (except for liabilities included in Financing Activities)		2,403,488		1,125,069		1,532,319
Collections related to income from services		7,644,716		5,638,872		4,156,730
Payments related to expenses for services		(1,777,454)		(1,311,746)		(952,571)
Administrative expenses paid		(7,592,083)		(5,860,888)		(4,245,068)
Payment of organization and development expenses		(591,133)		(562,231)		(385,419)
Collection for penalty interests, net		209,463		146,481		86,256
Differences arising from court resolutions paid		(8,791)		(16,452)		(6,933)
Collection of dividends from other companies		39,058		34,687		26,167
Other Collections related to miscellaneous profits and losses		161,487		123,339		191,321
Net (payments) / collections for other operating activities
Other receivables and miscellaneous liabilities		(1,132,957)		(491,151)		(453,249)
Other operating activities, net		(55,392)		(228,098)		(25,058)
Payment of income tax / minimum presumed income tax		(516,229)		(493,150)		(210,993)

Net cash provided by operating activities	Ps.	3,485,941	Ps.	1,675,711	Ps.	431,989

Cash Flow from investing activities
Payments for bank premises and equipment, net		(258,161)		(241,678)		(165,148)
Payments for miscellaneous assets, net		(141,892)		(49,129)		(93,169)
Payments for equity investments		(38,775)		(18,192)		(15,058)
Other collections for investment activities		1,553		—		—

Net cash used in investing activities	Ps.	(437,275)	Ps.	(308,999)	Ps.	(273,375)

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Cash Flows - Continued

For the fiscal years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

	December 31,
	2013		2012		2011(1)
Cash Flow from financing activities
Net collections / (payments) related to:
Unsubordinated negotiable obligations		138,081		51,388		1,984,971
Argentine Central Bank
Others		2,391		587		945
Banks and international entities		152,053		(888,556)		757,834
Subordinated negotiable obligations		(82,499)		(66,410)		(463,493)
Loans from local financial institutions		246,710		260,634		135,639
Distribution of dividends		(34,850)		(33,922)		(45,139)
Other Collections from financing activities		—		2,886		—

Cash Flow provided by / (used in) financing activities	Ps.	421,886	Ps.	(673,393)	Ps.	2,370,757

Effect of exchange rate changes on cash and cash equivalents		1,029,351		386,486		271,285

Net increase in cash and cash equivalents	Ps.	4,499,903	Ps.	1,079,805	Ps.	2,800,656

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

	Capital Stock		Paid in Capital		Inflation adjustments to Capital Stock and Paid in Capital		Profit reserves				Accumulated Retained earnings		Total Shareholders’ Equity
							Legal		Other
Balance at December 31, 2010	Ps.	1,241,407	Ps.	606	Ps.	278,131	Ps.	57,462	Ps.	482,993	Ps.	408,901	Ps.	2,469,500

Distribution of retained earnings by the shareholders’ meeting on April 27, 2011
Legal Reserve		—		—		—		20,445		—		(20,445)		—
Discretionary Reserve		—		—		—		—		363,628		(363,628)		—
Cash Dividends		—		—		—		—		—		(24,828)		(24,828)
Net Income for the year		—		—		—		—		—		1,106,943		1,106,943

Balance at December 31, 2011	Ps.	1,241,407	Ps.	606	Ps.	278,131	Ps.	77,907	Ps.	846,621	Ps.	1,106,943	Ps.	3,551,615

Distribution of retained earnings by the shareholders’ meeting on April 19, 2012
Legal Reserve		—		—		—		55,347		—		(55,347)		—
Discretionary Reserve		—		—		—		—		1,033,844		(1,033,844)		—
Cash Dividends		—		—		—		—		—		(17,752)		(17,752)
Net Income for the year		—		—		—		—		—		1,336,215		1,336,215

Balance at December 31, 2012	Ps.	1,241,407	Ps.	606	Ps.	278,131	Ps.	133,254	Ps.	1,880,465	Ps.	1,336,215	Ps.	4,870,078

Distribution of retained earnings by the shareholders’ meeting on April 15, 2013
Legal Reserve		—		—		—		66,811		—		(66,811)		—
Discretionary Reserve		—		—		—		—		1,245,054		(1,245,054)		—
Cash Dividends		—		—		—		—		—		(24,350)		(24,350)
Increase due to Merger by the shareholders’ meeting on November 21,2013		58,858		218,990		—		—		—		—		277,848
Net Income for the year		—		—		—		—		—		1,823,653		1,823,653

Balance at December 31, 2013	Ps.	1,300,265	Ps.	219,596	Ps.	278,131	Ps.	200,065	Ps.	3,125,519	Ps.	1,823,653	Ps.	6,947,229

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

1. Basis of Presentation.

Grupo Financiero Galicia S.A. (“Grupo Galicia”, the “Company” or the “Group”) is a corporation that is organized under the laws of Argentina and acts as a holding company for Banco de Galicia y Buenos Aires S.A. and its subsidiaries (“Banco Galicia” or the “Bank”). As of December 31, 2013 and 2012, the Company’s interest in Banco Galicia, as a result of open market purchases and the transaction described in Note 32 was 99.62174% and 94.92966%, respectively.

Banco Galicia is a private-sector commercial bank organized under the laws of Argentina which provides general banking services, through its branches, to corporate and retail customers.

During fiscal years ended December 31,2012 and December 31,2013, a reorganization process of the corporate structure of Banco Galicia’s subsidiaries was carried out. This fact has not caused the controlling interest by the Bank to be modified.

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

Grupo Galicia’s consolidated financial statements as of December 31, 2013 and 2012 include the assets, liabilities and results of the controlled companies detailed below. The percentages directly or indirectly held in those companies’ capital stock are as follows:

Issuing Company	December 31,
	2013	2012
Net Investment S.A.	99.95%	99.37%
Galicia Warrants S.A.	99.95%	99.37%
Sudamericana Holding S.A.	99.95%	99.37%
Compañía Financiera Argentina S.A.	99.63%	95.08%
Banco de Galicia y Buenos Aires S.A.	99.62%	94.93%
Banco Galicia Uruguay S.A. ( in Liquidation )	99.62%	94.93%
Tarjetas Regionales S.A.	76.71%	73.10%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	99.62%	94.93%
Galicia (Cayman) Ltd.	99.62%	94.93%
Tarjetas del Mar S.A.	99.56%	94.87%
Cobranzas y Servicios S.A.	99.47%	94.79%
Procesadora Regional S.A.	77.85%	74.19%
Galicia Valores S.A. Sociedad de Bolsa	99.62%	94.93%
Tarjeta Naranja S.A.	76.71%	73.10%
Cobranzas Regionales S.A.	76.71%	73.10%
Tarjetas Cuyanas S.A.	76.71%	73.10%

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

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

Certain reclassifications of prior year’s information have been made to conform to current year presentation. Such reclassifications do not have a significant impact on the Group’s financial statements.

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

For the years ended December 31, 2013, 2012 and 2011

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

As of December 31, 2013 and 2012 the exchange rate amounted to Ps. 6.5180 and Ps. 4.9173, respectively. As of April 25, 2014 the exchange rate amounted to Ps 8.0005.

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

Government Securities

As of December 31, 2013 and 2012 the Bank records its holdings according to the following:

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

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

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

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

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

For the years ended December 31, 2013, 2012 and 2011

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

As of December 31, 2013 and 2012, this item has been fully amortized; thus total accumulated amortization amounts to Ps. 891,814 and Ps. 883,022 respectively.

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

Based on the provisions set forth by the Argentine Central Bank, the Group recorded an asset related to the MPIT amounting to Ps. 16,899 and Ps. 15,022 as of December 31, 2013 and 2012, respectively.

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and therefore income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-bank subsidiaries had recognized a deferred tax asset as of December 31, 2013 and 2012.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

2.13 Liabilities - Banco Galicia’s customers fidelity program “Quiero” (I want)

The Bank records the points assigned to the Bank’s customers through the “Quiero” (“I want”) Program using a mathematical model that takes into account certain events of exchange percentages, the cost for the exchanged points based on the combination of available products and the preferences of the Bank’s customers, as well as the expiration term of the customers’ non-exchanged points.

As of December 31, 2013 and 2012, the Bank recorded liabilities for Ps. 129,535 and Ps. 74,736, respectively from its customers’ non-exchanged points under the caption “Miscellaneous Liabilities”.

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

The minimum cash requirement at the end of each fiscal year was as follows (as measured in average daily balances):

	December 31,
	2013		2012

Peso balances	Ps.	5,342,092	Ps.	3,947,895
Foreign currency balances		2,006,598		1,284,890

3.2 Certain of the Group’s other assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	December 31,
	2013		2012

Funds and securities pledged under various arrangements	Ps.	1,500,981	Ps.	1,068,697
Shares on equity investments (*)		5,250		5,250
Deposits in the Argentine Central Bank, restricted under Argentine Central Bank regulations		2,768		2,603
Loans granted as collateral(**)		83,779		63,241

Total	Ps.	1,592,778	Ps.	1,139,791

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

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

(**)	As of December 31, 2013, Banco Galicia has recorded Ps. 437,675 as collateral for credit lines granted by the International Finance Corporation (“IFC”), and the related transactions have been allocated to the resources provided thereby. As of December 31, 2013 the remaining guaranteed debt amounted to Ps.58,967.

Furthermore, as of December 31, 2013, Banco Galicia used promissory notes as collateral for the loans granted within the Credit Program to the Provinces of San Juan and Mendoza for the amount of Ps. 24,812.

Banco Galicia ., in its capacity as sponsoring partner of Garantizar S.G.R.’s Risk Fund, is committed to maintaining the contributions made to the fund for two years. As of December 31, 2013 and 2012, the Bank’s contribution amounts to Ps. 34,236 and Ps. 30,000, respectively.

4. Interest-Bearing Deposits with Other Banks.

As of December 31, 2013 and 2012, the overnight foreign bank interest-bearing deposits included under the caption “Loans - Other” amounted to Ps. 586,123 and Ps. 277,528, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

5. Government and Private Securities.

Government and corporate securities consist of the following at the respective balance sheet dates:

	December 31,
	2013		2012
Government Securities
Holdings Recorded at Fair Value
- Government Bonds		742,873		118,655

Total Holdings Recorded at Fair Value	Ps.	742,873	Ps.	118,655
Holdings Recorded at their Acquisition Cost plus the I.R.R.
- Government Bonds		1,137,013		824,188

Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	Ps.	1,137,013	Ps.	824,188
Securities Issued by the Argentine Central Bank
- Argentine Central Bank Bills at Fair Value		948,838		1,309,213
- Argentine Central Bank Bills for Repo Transactions		—		38,497
- Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.		1,110,230		1,165,474
- Argentine Central Bank Notes at Fair Value		17,950		125,494
- Argentine Central Bank Notes at Acquisition Cost plus the I.R.R.		—		46,615

Total Securities Issued by the Argentine Central Bank		2,077,018		2,685,293

Total Government Securities	Ps.	3,956,904	Ps.	3,628,136

Investments in listed Private Securities
- Negotiable Obligations (Listed)		30,425		188

Total Private Securities		30,425		188

Allowances		—		(1,180)

Total Government and Private Securities	Ps.	3,987,329	Ps.	3,627,144

As of December 31, 2013, there were not Securities issued by Argentine Central Bank sold under repurchase agreements.

As of December 31, 2012, Securities issued by Argentine Central Bank sold under repurchase agreements amounted to Ps.427,361 were recorded under the caption “Other Receivables resulting from financial brokerage”.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

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

As of December 31, 2013 and 2012, the classification of the Group’s loan portfolio was as follows:

	December 31,
	2013		2012

Non-financial public sector	Ps.	12,570	Ps.	25,657
Financial sector (Argentine)		632,838		356,617
Non-financial private sector and residents abroad		56,748,165		43,942,659
- With preferred guarantees		2,433,356		1,698,882
- With other guarantees		8,257,006		6,829,534
- Unsecured		46,057,803		35,414,243

Subtotal		57,393,573		44,324,933

Allowance for loan losses (See Note 7)		(2,128,647)		(1,731,954)

Total	Ps.	55,264,926	Ps.	42,592,979

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

The Bank also records its loan portfolio by industry segment. The following industry segments comprised the most significant loan concentrations as of December 31, 2013 and 2012, respectively:

	December 31,
	2013	2012

Consumer	55.25%	54.55%
Manufacturing	13.45%	16.28%
Primary Products	13.30%	11.24%
Services	5.88%	5.58%
Wholesale Trade	5.36%	5.59%
Retail Trade	4.05%	3.95%
Construction	1.23%	1.34%
Financial Sector	1.48%	1.47%

7. Allowance for Loan Losses.

The activity in the allowance for loan losses for the fiscal years ended December 31, 2013, 2012 and 2011, was as follows:

	December 31,
	2013		2012		2011

Balance at beginning of year	Ps.	1,731,954	Ps.	1,283,953	Ps.	1,038,473
Provision charged to income		1,700,450		1,294,686		820,083
Allowances Reversed		—		(11,540)		(22,146)
Foreign exchange effect		—		13		30
Loans charged off		(1,303,757)		(835,158)		(552,487)

Balance at end of year	Ps.	2,128,647	Ps.	1,731,954	Ps.	1,283,953

Certain loans, principally small loans, are charged directly to income and are not reflected in the activity in the allowance for loan losses. The “Loan loss provision” in the accompanying statements of income includes:

	December 31,
	2013		2012		2011

Provisions charged to income	Ps.	1,700,450	Ps.	1,294,686	Ps.	820,083
Direct charge-offs		58,020		38,421		19,776
Other receivable losses		14,187		8,320		2,471
Financial leases		3,598		5,875		1,040

	Ps.	1,776,255	Ps.	1,347,302	Ps.	843,370

The Bank has entered into certain renegotiation with customers. The Bank has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements amounted to Ps.96,479, Ps.36,769 and Ps.137,276 as of December 31, 2013, 2012 and 2011, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

8. Other Receivables Resulting from Financial Brokerage.

The composition of other receivables from financial brokerage, by type of guarantee, is as follows:

	December 31,
	2013		2012

Preferred guarantees, including deposits with the Argentine Central Bank	Ps.	1,068,796	Ps.	736,154
Other guarantees		941		555
Unsecured		4,705,839		3,750,720
Less: Allowance for doubtful accounts		(79,433)		(68,858)

	Ps.	5,696,143	Ps.	4,418,571

The breakdown of the caption “other” included in the balance sheet was as follows:

	December 31,
	2013		2012

Mutual funds	Ps.	413,839	Ps.	244,028
Galtrust I		743,442		673,981
Other financial trust participation certificates		1,054,145		875,513
Accrued commissions		44,654		49,944
Other financings		90,789		326,858
Others		826,074		762,627

	Ps.	3,172,943	Ps.	2,932,951

9. Equity Investments.

Equity investments in other companies consisted of the following as of the respective balance sheet dates:

	December 31,
	2013		2012

In Financial Institutions, complementary and authorized activities
Banelco S.A	Ps.	12,264	Ps.	8,230
Visa Argentina S.A		7,836		4,901
Mercado de Valores de Buenos Aires S.A.		8,143		8,139
Tarjeta Naranja Perú S.A		21,483		17,315
Banco Latinoamericano de Exportaciones S.A		3,231		2,438
Others		826		814

Total equity investments in Financial Institutions, complementary and authorized activities	Ps.	53,783	Ps.	41,837

In Non-financial Institutions
Electrigal S.A	Ps.	5,455	Ps.	5,455
A.E.C. S.A		26,703		26,703
Aguas Cordobesas S.A		8,911		8,911
Distrocuyo S.A. .		3,955		3,955

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

	December 31,
	2013		2012
Nova Re Compañía Argentina de Reaseguros S.A.		11,705		11,515
Other		1,536		5,710

Total equity investments in non-financial institutions	Ps.	58,265	Ps.	62,249

Allowances	Ps.	(22,095)	Ps.	(27,992)

Total Equity investments	Ps.	89,953	Ps.	76,094

10. Miscellaneous receivables - Others

As of December 31, 2013 and December 31, 2012, the breakdown of “Miscellaneous Receivables - Others” was as follows:

	December 31,
	2013		2012

Sundry Debtors	Ps.	335,377	Ps.	291,192
Deposits as Collateral		431,279		215,562
Tax Advances		351,032		424,563
Payments in Advance		112,791		79,412
Others		32,051		29,413

	Ps.	1,262,530	Ps.	1,040,142

11. Bank Premises and Equipment, Intangible Assets and Miscellaneous Assets.

The major categories of Grupo Financiero Galicia’s premises and equipment and accumulated depreciation, as of December 31, 2013 and 2012, were as follows:

	December 31,
	2013		2012

Land and buildings	Ps.	1,294,893	Ps.	1,122,200
Furniture and fittings		349,108		301,136
Machinery and equipment		754,549		629,737
Vehicles		16,350		12,932
Others		1,805		1,555
Accumulated depreciation		(1,022,462)		(876,051)

	Ps.	1,394,243	Ps.	1,191,509

Depreciation expense recorded for the fiscal years ended December 31, 2013, 2012 and 2011, was Ps.152,856, Ps. 117,246 and Ps. 92,942, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

The major categories of intangible assets as of December 31, 2013 and 2012 were as follows:

	December 31,
	2013		2012

Goodwill, net of accumulated amortization of Ps. 16,708 and Ps. 14,715, respectively	Ps.	13,249	Ps.	8,888
Organization and development expenses, net of accumulated amortization of Ps. 1,553,938 and Ps. 1,490,579, respectively and includes Ps.891,814 and Ps. 883,022 of accumulated amortization corresponding to legal actions related to the payment of deposits.		1,420,981		1,076,129

	Ps.	1,434,230	Ps.	1,085,017

Total amortization expenses for the fiscal years ended December 31, 2013, 2012 and 2011, was Ps. 258,039, Ps. 217,139 and Ps. 124,169, respectively.

Organization and development expenses included software and the related implementation services purchased from third parties, with a net book value of Ps. 1,150,120 and Ps. 793,024 at December 31, 2013 and 2012, respectively.

The table below shows the components of goodwill by type of activity for the periods presented:

	December 31,
	2013		2012

Banking		13,249		8,888

	Ps.	13,249	Ps.	8,888

Miscellaneous assets consisted of the following as of December 31, 2013 and 2012:

	December 31,
	2013		2012

Construction in progress	Ps.	65,669	Ps.	64,705
Deposits on fixed asset purchases		32,294		14,048
Stationery and supplies		32,879		17,544
Real estate held for sale		2,033		1,946
Assets under leasing agreements		18,605		18,563
Land and Building		72,834		52,837
Others		9,165		15,097

	Ps.	233,479	Ps.	184,740

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

12. Allowances and Provisions.

Allowances on assets excluding loans and reserves for contingencies were as follows:

	December 31,
	2013		2012

Allowances against asset accounts:
Government and corporate securities (a)	Ps.	—	Ps.	1,180
Other receivables resulting from financial brokerage, for collection risk (b)		79,433		68,858
Assets under financial leases (b)		15,983		12,385
Equity investments in other companies (c)		22,095		27,992
Miscellaneous receivables, for collection risk (b)		138,987		136,527

Reserves for contingencies:
For severance payments (d)		4,269		5,988
Litigations (e)		108,866		91,663
Other contingencies (f)		148,357		98,120
Sundry liabilities arising from credit card activities (g)		29,269		22,306
Other commitments (h)		2		—
Differences arising from court deposit’s dollarization (i)		3,424		2,338
Negative Goodwill (j)		148,685		247,808

Total reserves for contingencies	Ps.	442,872	Ps.	468,223

(a)	Includes the difference between the book value and settlement price of the government securities.
(b)	Based upon an assessment of debtors’ performance, the economic and financial situation and the guarantees collateralizing their respective transactions.
(c)	Includes the estimated losses due to the excess of the cost plus dividend method over the equity method in non-majority owned equity investments.
(d)	Estimated amounts payable under labor lawsuits filed against the Bank by former employees.
(e)	Litigation arising from different types of claims from customers (e.g., claims for thefts from safe deposit boxes, the cashing of checks that have been fraudulently altered, discrepancies in deposits and payments services that the Bank renders, etc).
(f)	As of December 31, 2013, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires (“Buenos Aires”), are in the process (in different degrees of completion) of conducting audits and assessments mainly regarding the Compensatory Bond issued by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

The Argentine Federal Court of Appeals granted Banco Galicia a preliminary injunction in an amount equal to the Compensatory Bond in Banco Galicia’s challenge of an assessment by the Buenos Aires tax authorities. The Argentine Supreme Court of Justice affirmed the opinion of the Argentine Federal Court of Appeals, and the Court of Appeals therefore ordered the tax authority to refrain from starting tax enforcement proceedings or otherwise requesting precautionary measures for such purpose. Currently, a related appeal filed by the Bank against a decision issued in November 2013 by the Court of First Instance is pending before the Federal Administrative Court of Appeals.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

As for other claims by the tax authorities of Buenos Aires, Banco Galicia joined the Regularization Regime for Tax Obligations in Default (Law No. 3,461 and regulations), which allowed for a total payment of interest and the cancellation of penalties with respect to tax assessments, Banco Galicia’s accession to such regime was notified to the appropriate judicial authorities under the respective dockets.

With respect to judicial proceedings before the Tax Court of the Province of Buenos Aires related to tax assessments by authorities of the Province of Buenos Aires, such court has resolved: (i) negatively with respect to claims of the Bank not related to the Compensatory Bond; and (ii) positively in respect of the non-taxability of the Compensatory Bond. The Bank also joined the Tax Debt Regularization Regime (Normative Resolution No. 12 and related regulations) providing for discounts on amounts not related to the Compensatory Bond. Banco Galicia’s accession to such regime was notified to the appropriate judicial authorities under the respective dockets. Meanwhile, the Province of Buenos Aires rejected the judgment issued by the Tax Court of the Province of Buenos Aires related to the Compensatory Bond and requested the Administrative Court of Appeals of La Plata to rescind that decision. The Bank filed an answer opposing the lack of jurisdiction exception filed by the Province of Buenos Aires on the grounds that only the Supreme Court of Justice has jurisdiction to resolve the issue.

With respect to other claims in various jurisdictions, the Bank has expressed its disagreement to certain tax adjustments, before the administrative and/or judicial corresponding instances. These proceedings and their potential consequences are permanently monitored by the Bank’s management and although the final outcome is still uncertain, the Bank considers it has complied with its tax obligations under existing regulations.

Consumer Protection Associations, on behalf of consumers, have filed claims against the Bank with regard to the collection of some financial charges.

As regards Compañía Financiera Argentina S.A., the Argentine Revenue Service (AFIP) conducted audits on fiscal years 1998 and 1999, not accepting certain uncollectible loans to be recorded as uncollectible receivables deductible from income tax and minimum presumed income tax. The original amount claimed for taxes by the tax collection authorities totals Ps.2,094.

In July 2013, the Federal Tax Court notified the judgment sustaining the appeal filed by the company. Tax collection authorities later filed an appeal against the aforementioned judgment, which was answered by the company in December 2013.

Since the final resolution of this controversy is still uncertain, provisions have been set up to cover such contingencies.

(g)	Reserves for a guarantee of credit-card receivables and for the estimated liability for the insurance of the payment of credit-card balances in the event of the death of the credit-card holders.

At the date of these consolidated financial statements, the Argentine Revenue Service (A.F.I.P.), Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in different degrees of completion, at the companies controlled by Tarjetas Regionales S.A. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.’s subsidiaries and to Tarjeta del Mar S.A. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totals Ps. 12,530 approximately.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

Tarjeta Naranja S.A. reached an agreement with the Consumer and User Protection Association of Argentina (Asociación de Defensa de los Consumidores y Usuarios de la Argentina) on certain aspects related to amounts collected on account of life insurance on debt balances. This agreement was judicially approved. The court that hears the case later decided that Tarjeta Naranja S.A. should make additional reimbursements with regard to the aforementioned items. Tarjeta Naranja S.A. filed an appeal against this decision before the Court of Appeals, since the company considered it had carried out all the transactions in due time and manner. The Bank considers the resolution of these controversies will not have a significant impact on its financial condition.

(h)	Represents contingent commitments in connection with customers classified in categories other than the “normal” categories under Argentine Banking GAAP.
(i)	Represents the difference between the amounts of deposits subject to pesification at Ps. 1.40 and such amounts at the exchange rate as of December 31, 2013.
(j)	In accordance with Argentine Central Bank regulations, as a result of the difference between the cost of acquisition and the value of assets and liabilities acquired as of June 30, 2010, consistently valued with those of the Group, a negative goodwill of Ps.450,547 was recorded for Compañía Financiera Argentina S.A. and Ps.15,087 for Cobranzas y Servicios S.A., which were recorded under the caption “Liabilities – Provisions”.

The allocation to income of the negative goodwill is carried out on a straight-line basis over 60 months, taking into account Argentine Central Bank regulations on the subject. Therefore, the negative goodwill recorded for Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. were Ps.143,904 and Ps.47,801 respectively, as of December 31, 2013.

13. Other Liabilities Resulting from Financial Brokerage- Banks and International Entities, and Loans from Domestic Financial Institutions

The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	December 31,
	2013		2012
Description
Banks and International Entities
Contractual long-term Liabilities
Floating Rate Bank Loans 2019		16,230		11,547
Internacional Finance Corporation. (I.F.C.)		139,059		222,232
Other lines from foreign banks		146,395		108,181

Total long-term liabilities	Ps.	301,684	Ps.	341,960

Contractual short-term liabilities:
Other lines from foreign banks		378,076		198,327

Total short-term liabilities	Ps.	378,076	Ps.	198,327

Total Banks and International Entities	Ps.	679,760	Ps.	540,287

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

Loans from Domestic Financial Institutions
Contractual long-term liabilities:
BICE (Banco de Inversión y Comercio Exterior)		78,011		77,151
Other lines from domestic banks		834,993		609,288

Total long-term liabilities	Ps.	913,004	Ps.	686,439
Contractual short-term liabilities:
Other lines from credit from domestic banks		529,497		419,247

Total short-term liabilities	Ps.	529,497	Ps.	419,247

Total Domestic Financial Institutions	Ps.	1,442,501	Ps.	1,105,686

TOTAL	Ps.	2,122,261	Ps.	1,645,973

Accrued interest on the above liabilities in the amount of Ps.8,624 and Ps.14,466 as of December 31, 2013 and 2012, respectively, are included in “Others” under the caption “Other Liabilities Resulting from Financial Brokerage” in the accompanying balance sheet.

As of December 31, 2013, maturities of the above long-term liabilities for each of the following five fiscal years and thereafter were as follows:

Contractual long-term Liabilities
2014		833,523
2015		275,117
2016		51,749
2017		26,669
2018		9,876
Thereafter		17,754

	Ps.	1,214,688

14. Other Liabilities Resulting from Financial Brokerage - Negotiable Obligations

The amounts outstanding and the terms corresponding to outstanding negotiable obligations at the dates indicated were as follows, considering their original contractual terms:

			Annual Interest Rate	December 31,
	Currency	Maturity		2013	2012

Negotiable Obligations (1)

Long-term liabilities:
9 % Notes Due 2003	US$	2003	9.00%	5,475	6,589
(Semi-annual interest, principal payable at maturity)
Banco Galicia- Due 2018	US$	2018	8.75%	1,946,472	1,464,207
(Semi-annual interest, principal payable at maturity)
Banco Galicia- Subordinated Due 2019	US$	2019	11.00%	1,656,297	1,188,015
(Semi-annual interest, principal payable at maturity)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

			Annual Interest Rate	December 31,
	Currency	Maturity		2013	2012
Tarjetas Cuyanas S.A. Class V Serie II	Ps.	2013	Badlar + 400 b.p.	—	77,712
(Interest quarterly, principal payable at maturity)
Tarjetas Cuyanas S.A. Class VI Serie II	US$	2013	8.50%	—	36,347
(Interest quarterly, principal payable at maturity)
Tarjetas Cuyanas S.A. Class VIII Serie II	Ps.	2014	Badlar + 375 b.p.	98,314	98,638
(Quarterly interest, principal payable at maturity)
Tarjetas Cuyanas S.A. Class IX Serie II	Ps.	2014	Badlar + 450 b.p.	102,861	102,616
(Quarterly interest, principal payable at maturity)
Tarjetas Cuyanas S.A. Class VII Serie II (5)	Ps.	2013	Badlar + 280 b.p.	—	43,628
(Interest quarterly, principal payable at maturity)
Tarjetas Cuyanas S.A. Class X Serie II	Ps.	2014	Badlar + 419 b.p.	152,813	—
(Interest quarterly, principal payable at maturity)
Tarjetas Cuyanas S.A. Class XI Serie II	Ps.	2014	Badlar + 489 b.p.	100,953	—
(Interest quarterly, principal payable at maturity)
Tarjetas Cuyanas S.A. Class XII Serie II	Ps.	2015	Badlar + 420 b.p.	174,822	—
(Interest quarterly, principal payable at maturity)
Tarjetas Naranja S.A. Class XVII Serie I	Ps.	2013	16.25%	—	34,618
(Interest fixed, semi-annual interest - principal payable every six months)
Tarjetas Naranja S.A. Class XVII Serie II	Ps.	2013	Badlar + 210 b.p.	—	164,247
(Interest fixed, semi-annual interest, principal payable at maturity)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

			Annual Interest Rate	December 31,
	Currency	Maturity		2013	2012
Tarjetas Naranja S.A. Class XVIII Serie II	Ps.	2014	Badlar + 400 b.p.	102,782	100,249
(Interest fixed, quarterly interest, principal payable at maturity)
Tarjetas Naranja S.A. Class XIII	US$	2017	9.00%	1,297,091	972,985
(Interest fixed semi-annual interest, principal payable in 3 annual quotas )
Tarjetas Naranja S.A. Class XXII Serie II	Ps.	2015	Badlar + 375 b.p.	113,447	—
(Interest fixed, quarterly interest, principal payable at maturity)
Tarjetas Naranja S.A. Class XXIII Serie II	Ps.	2015	Badlar + 450 b.p.	150,605	—
(Interest fixed, quarterly interest, principal payable at maturity)
Tarjetas Naranja S.A. Class XX Serie II	Ps.	2014	Badlar + 425 b.p.	209,644	—
(Interest fixed, quarterly interest, principal payable at maturity)
Tarjetas Naranja S.A. Class XXI Serie II	Ps.	2014	Badlar + 439 b.p.	197,080	—
(Interest fixed, quarterly interest, principal payable at maturity)
Tarjetas Naranja S.A. Class XIV Serie II	Ps.	2013	Badlar+340 b.p.	—	26,117
(Interest quarterly, principal payable at maturity)
Tarjetas Naranja S.A. Class XIX Serie II	US$	2014	Badlar+419 b.p.	113,142	111,299
(Interest fixed, quarterly interest principal payable at maturity)
Tarjetas Naranja S.A. Class XVI Serie II	US$	2013	8.75%	—	68,658
(Interest fixed, payable quarterly, principal payable at maturity)
CFA ON Class IV	Ps.	2013	Badlar+400 b.p.	—	100,640
(Quarterly interest, principal payable at maturity)
CFA ON Class V Serie II	Ps.	2013	Badlar+425 b.p.	—	61,707
(Quarterly interest, principal payable at maturity)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

				Annual Interest Rate	December 31,
	Currency	Maturity			2013	2012
CFA Class VI Serie II	Ps.		2014	Badlar + 230 b.p.	23,927	70,246
(Quarterly interest, principal payable at maturity)
CFA Class VII Serie II	Ps.		2014	Badlar + 375 b.p	111,138	111,104
(Quarterly interest, principal payable at maturity)
CFA Class VIII Serie II	Ps.		2014	Badlar + 440 b.p	157,292	—
(Quarterly interest, principal payable at maturity)
CFA Class IX Serie II	Ps.		2014	Badlar + 293 b.p	154,501	—
(Quarterly interest, principal payable at maturity)
CFA Class X Serie II	Ps.		2015	Badlar + 425 b.p	123,601	—
(Quarterly interest, principal payable at maturity)
Grupo Financiero Galicia Class III	Ps.		2014	Badlar + 359 b.p.	75,038	76,075
(Semi-annual interest, principal payable at maturity)
Grupo Financiero Galicia Class IV	Ps.		2014	Badlar + 349 b.p.	216,005	—
(Semi-annual interest, principal payable at maturity)

Grupo Financiero Galicia Class II Serie III	US$		2013	9.00%	—	132,062
(Interest fixed semi-annual interest, principal payable at maturity)

TOTAL		Ps.			7,283,300	5,047,759

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

			Annual Interest Rate	December 31,
	Currency	Maturity		2013	2012
Short-term liabilities:
Tarjeta Naranja Class XVIII Serie I	Ps.	2013	17.70%	—	46,328
(Quarterly interest, principal payable at maturity)
Tarjeta Naranja Class XIX Serie I	Ps.	2013	19.00%	—	52,633
(Quarterly interest, principal payable at maturity)
Tarjetas Cuyanas S.A. Class XI Serie I	Ps.	2014	20.50%	13,109	—
(Quarterly interest, principal payable at maturity)
Tarjeta Naranja Class XXIII Serie I	Ps.	2014	25.00%	34,680	—
(Quarterly interest, principal payable at maturity)
Tarjeta Naranja Class XXII Serie I	Ps.	2014	21.00%	41,925	—
(Quarterly interest, principal payable at maturity)
Tarjetas Cuyanas S.A. Class VIII Serie I	Ps.	2013	17.75%	—	49,552
(Quarterly interest, principal payable at maturity)
Tarjetas Cuyanas S.A. Class IX Serie I	Ps.	2013	19.25%	—	33,404
(Quarterly interest, principal payable at maturity)
CFA Class VI Serie I	Ps.	2013	15.50%	—	81,157
(Quarterly interest, principal payable at maturity)
CFA Class IX Serie I	Ps.	2014	18.89%	44,855	—
(Quarterly interest, principal payable at maturity)
CFA Class X Serie I	Ps.	2014	23.50%	26,059	—
(Quarterly interest, principal payable at maturity)
CFA Class VII Serie I	Ps.	2013	17.90%	—	48,770
(Quarterly interest, principal payable at maturity)
TOTAL		Ps.		160,628	311,844

Total Negotiable Obligations		Ps.		7,443,928	5,359,603

(1)	Only principal, except for Subordinated Obligations which include accrued interest for Ps. 86,347.

As of December 31, 2013 and 2012, interest and principal on all of the above debt securities denominated in U.S. dollars were payable in U.S. dollars except for Tarjeta Naranja’s Class IV, IX and XVI Notes and Tarjetas Cuyanas’ Class XVIII Notes, which were payable in Pesos.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

Accrued interest on the above liabilities for Ps.167,715 and Ps.107,584 as of December 31, 2013 and 2012, respectively, was included in “Other” under the caption “Other Liabilities Resulting from Financial Brokerage” in the accompanying balance sheet.

Long-term negotiable obligations as of December 31, 2013 mature as follows:

Maturity Long Term
Past Due (*)	5,475
2014	1,815,491
2015	994,838
2016	432,364
2017	432,364
2018	1,946,472
Thereafter	1,656,297

7,283,301

(*)	Corresponds to past due debt not yet restructured.

15. Balances in Foreign Currency.

The balances of assets and liabilities denominated in foreign currencies (principally in U.S. dollars(*)) were as follows:

	December 31,
	2013		2012
Assets:
Cash and due from banks	Ps.	5,108,580	Ps.	3,589,051
Government and private securities		1,022,866		247,158
Loans		2,912,322		2,690,252
Other receivables resulting from financial brokerage		633,389		640,479
Assets under financial leases		27,536		32,624
Equity investments in other companies		24,839		23,712
Miscellaneous receivables		28,848		23,472
Other assets		3,770		557

Total	Ps.	9,762,165	Ps.	7,247,428

Liabilities:
Deposits	Ps.	3,677,341	Ps.	3,132,653
Other liabilities resulting from financial brokerage		5,095,556		4,030,942
Miscellaneous liabilities		13,876		13,994
Subordinated Negotiable Obligations		1,656,297		1,188,015
Provisions		2,992		6,112
Unallocated items		17		161
Other Liabilities		5,816		2,763

Total	Ps.	10,451,895	Ps.	8,374,640

(*)	Exchange rate was 6.5180 as of December 31, 2013 and 4.9173 as of December 31, 2012.

The Group covers its foreign currency mismatch through foreign currency futures transactions. These transactions are carried out through auto-regulated markets (MAE / ROFEX) and with customers.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

16. Transactions with Related Parties

The Group has granted loans to certain related parties including related officers, equity-method investees and consolidated companies. Total loans outstanding as of December 31, 2013 and 2012, amounted to Ps.315,160 and Ps.222,743, respectively, and the change from December 31, 2012 to December 31, 2013, reflects payments amounting to Ps.49,575 and advances of Ps.140,482. Furthermore, there were foreign exchange differences of Ps.1,510 on the above-mentioned portfolio between those dates.

Such loans were made in the ordinary course of business at normal credit terms, including interest rates and collateral requirements, and, in management’s opinion, such loans represent normal credit risk.

17. Breakdown of Captions Included in the Income Statement.

	December 31,
	2013		2012		2011
Financial Income

Interest on other receivables resulting from financial brokerage:
Interest on purchased certificates of deposits		56,434		31,537		25,383
Advance payment leasing		17,699		7,006		5,064
Other		12,190		6,874		4,139

	Ps.	86,323	Ps.	45,417	Ps.	34,586

Other
Premiums on forward purchases of Government securities under repos		8,504		74,965		49,465
Interest on pre-export and export financing		77,546		96,554		87,992
Result from other credits by financial brokerage		—		—		5,586
Net position of forward transactions in pesos		578,158		26,023		616
Other		4,956		—		606

	Ps.	669,164	Ps.	197,542	Ps.	144,265

Financial Expenses

Interest on other liabilities resulting from financial brokerage:
Interest on negotiable obligations		713,392		424,067		238,791
Interest on other liabilities resulting from financial brokerage from other banks and international entities		232,234		183,461		111,619

	Ps.	945,626	Ps.	607,528	Ps.	350,410

Other interest
Interest for other deposits		23,026		47,780		25,726
Other		5,309		6,806		173

	Ps.	28,335	Ps.	54,586	Ps.	25,899

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

Other
Premiums on repo transactions		13,711		34,592		28,595
Contributions and taxes on financial income		933,473		572,598		367,392
Other		1,799		48,195		11,437

	Ps.	948,983	Ps.	655,385	Ps.	407,424

Income from services

Other
Commissions on credit cards		2,611,441		1,892,698		1,479,306
Safety rental		124,030		98,720		72,283
Insurance premiums		287,171		163,702		11,614
Other		593,006		447,169		291,038

	Ps.	3,615,658	Ps.	2,602,289	Ps.	1,854,241

Expenses for services

Other
Gross revenue taxes		421,807		258,251		186,980
Linked with credit cards		340,477		393,236		329,175
Other		305,599		165,993		94,458

	Ps.	1,067,883	Ps.	817,480	Ps.	610,613

Administrative expenses

Other operating expenses
Rentals		223,152		163,587		125,805
Electricity and communications		217,006		191,664		135,573
Maintenance and repair expenses		163,015		127,795		96,394
Security Services		217,836		165,512		116,393
Other operating expenses		83,094		65,624		52,131

	Ps.	904,103	Ps.	714,182	Ps.	526,296

Miscellaneous income

Income from Sale of Bank Premises and Equipment		769		835		1,489
Income from Transactions with Miscellaneous Assets		2,686		4,447		1,910
Leases		2,071		1,977		1,330
Adjustments and Interest on miscellaneous receivables		61,177		54,129		67,488
Others		85,240		58,283		67,067

	Ps	151,943	Ps.	119,671	Ps.	139,284

Miscellaneous losses

Adjustment to Interest on Miscellaneous Liabilities		902		679		811
Donations		17,847		14,829		11,411
Turnover Tax		10,399		5,884		5,697
Claims		28,252		8,189		6,355
Others		45,266		30,154		21,754

	Ps	102,666	Ps.	59,735	Ps.	46,028

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

18. Income Taxes.

Income tax for the fiscal years ended December 31, 2013, 2012 and 2011, amounted to Ps.,1,231,995 Ps. 789,278 and Ps. 753,863, respectively. The statutory income tax rate as of December 31, 2013, 2012 and 2011 was 35%.

As of December 31, 2013 and 2012, the consolidated Group’s MPIT available to credit against future income tax amounts to Ps.16,899 and Ps. 15,022, respectively. Such MPIT expires over the following ten years.

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

The Argentine Central Bank sets rules for the conditions under which financial institutions can make the distribution of profits. According to the new scheme, profits can be distributed as long as results of operations are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Unappropriated Retained Earnings: The difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

For these purposes, this shall be done by deducting from its assets and Unappropriated Retained Earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital (R.P.C., as per its initials in Spanish) pursuant to Communiqué “A” 4,576.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

In addition to the above-mentioned, the Argentine Central Bank requires that computable capital be in excess over the minimum capital requirements, equal to 75%.

Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendence of Financial and Foreign Exchange Institutions, whose intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

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

As called for by Argentine Central Bank regulations, as of December 31, 2013 and 2012, the minimum capital requirements were as follows:

	Minimum Capital		Computable Capital		Computable Capital as a % of Minimum Capital
December 31, 2013	Ps.	5,690,525	Ps.	7,512,978	132.03
December 31, 2012	Ps.	4,265,382	Ps.	5,610,375	131.53

21. Earnings per Share.

Basic and diluted earnings per share are based upon the weighted average of common shares outstanding of Grupo Galicia in the amount of 1,241,407 for the fiscal years ended December 31, 2012 and 2011. Basic and diluted earnings per share are based upon the weighted average of common shares outstanding of Grupo Galicia in the amount of 1,261,080 for the fiscal years ended December 31, 2013.

Basic and diluted earnings per share for the fiscal years ended December 31, 2013, 2012 and 2011, were 1.446, 1.076 and 0.892, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

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

As of January 1, 2005, the Argentine Central Bank set this contribution in 0.015%.

As of December 31, 2013, 2012 and 2011, the standard contribution to the Deposits Insurance System amounted to Ps.75,235, Ps.57,316 and Ps. 44,874, respectively, recorded in the Consolidated Statements of Income in Financial Expenses under the caption “Contributions made to Deposit Insurance Fund”.

23. Statements of Income and Balance Sheets.

The presentation of financial statements according to the Argentine Central Bank rules differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The statement of income presented below discloses the categories required by Article 9 using Argentine Banking GAAP:

	December 31,
	2013		2012		2011
Interest income:
Interest and fees on loans	Ps.	11,715,828	Ps.	8,189,439	Ps.	5,307,748
Interest and dividends on investment securities:
Non taxable interest income		120,743		264,436		235,187
Interest on interest bearing deposits with other banks		17		70		565
Interest on other receivables from financial brokerage		241,363		239,633		172,050
Trading account interest, net		605,088		579,764		457,737

Total interest income	Ps.	12,683,039	Ps.	9,273,342	Ps.	6,173,287

Interest expense
Interest on deposits		3,787,044		2,246,915		1,307,826
Interest on securities sold under agreements to repurchase		13,711		34,592		28,595
Interest on short-term liabilities from financial intermediation		63,493		55,427		28,254
Interest on long-term liabilities from financial intermediation (*)		1,147,495		733,126		483,382

Total interest expense		5,011,743		3,070,060		1,848,057

Net interest income		7,671,296		6,203,282		4,325,230

Provision for loan losses, net of reversals		1,531,409		1,115,940		639,045

Net interest income after provision for loan losses	Ps.	6,139,887	Ps.	5,087,342	Ps.	3,686,185

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

	December 31,
	2013		2012		2011
Non-interest income:
Service charges on deposit accounts	Ps.	868,733	Ps.	646,962	Ps.	471,354
Credit-card service charges and fees		2,468,989		1,793,157		1,350,887
Other commissions		2,717,643		2,083,574		1,692,671
Income from equity in other companies		123,710		117,420		132,696
Premiums and commissions on insurance business		904,895		651,871		457,447
Other		799,806		35,493		82,327

Total non-interest income	Ps.	7,883,776	Ps.	5,328,477	Ps.	4,187,382

Non-interest expense:
Commissions		1,573,318		1,195,647		881,586
Salaries and social security charges		3,681,167		2,784,715		2,008,234
Fees and external administrative services		925,975		678,425		503,108
Depreciation of bank premises and equipment		152,856		117,246		92,942
Personnel services		127,706		158,130		124,156
Rentals		223,152		163,587		125,805
Electricity and communications		217,006		191,664		135,573
Advertising and publicity		382,949		359,251		280,486
Taxes		2,048,857		1,329,765		935,030
Amortization of organization and development expenses		247,255		198,747		104,597
Maintenance and repair expenses		163,015		127,795		96,394
Amortization of “Amparo claims”		8,791		16,452		6,933
Other Provisions and reserves		212,171		166,991		87,622
Other		795,146		615,508		459,333

Total non-interest expense	Ps.	10,759,364	Ps.	8,103,923	Ps.	5,841,799

Income before tax expense		3,264,299		2,311,896		2,031,768
Income tax expense		1,231,995		789,278		753,863

Net Income	Ps.	2,032,304	Ps.	1,522,618	Ps.	1,277,905

Less: Net Loss attributable to non-controlling interest		208,651		186,403		170,962

Net Income attributable to Controlling interest	Ps.	1,823,653	Ps.	1,336,215	Ps.	1,106,943

Net income per Basic Ordinary Share in Argentine Pesos		1.469		1.076		0.892

Net income per Diluted Ordinary Share in Argentine Pesos		1.446		1.076		0.892

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

Argentine Central Bank rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following balance sheet presents Grupo Galicia’s balance sheet as of December 31, 2013 and 2012, as if they had followed Article 9 balance sheet disclosure requirements using Argentine Banking GAAP.

	December 31,
	2013		2012
Assets:
Cash and due from banks	Ps.	12,573,869	Ps.	8,357,331
Interest-bearing deposits in other banks		586,123		277,528
Federal funds sold and securities purchased under resale agreements or similar agreements		135,000		122,544
Trading account assets		3,329,314		3,448,310
Investment securities		4,820,844		3,208,173
Loans		55,820,207		43,298,190
Allowances for loan losses		(2,128,647)		(1,731,954)
Miscellaneous receivables		1,010,203		822,593
Bank Premises and Equipment		1,394,243		1,191,509
Intangible Assets		1,434,230		1,085,017
Other assets		4,261,421		3,572,953

Total assets	Ps.	83,236,807	Ps.	63,652,194

Liabilities and Shareholders’ Equity:
Deposits	Ps.	50,955,764	Ps.	39,668,393
Short-term borrowing		1,068,201		929,418
Other liabilities		742,923		506,417
Amounts payable for spot and forward purchases to be settled		247,366		434,784
Other liabilities resulting from financial brokerage		11,256,723		8,223,250
Long-term debt		8,497,988		6,076,158
Miscellaneous Liabilities		2,475,782		1,773,553
Contingent liabilities		442,872		468,223

Total Liabilities		75,687,619		58,080,196

Common Stock		1,300,265		1,241,407
Other stockholders’ equity		5,646,964		3,628,671
Non-controlling Interest		601,959		701,920

Total Shareholders’ Equity		7,549,188		5,571,998

Total Liabilities and Equity	Ps.	83,236,807	Ps.	63,652,194

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

The carrying value and market value of each classification of Investment securities in the Article 9 balance sheet were as follows:

	December 31, 2013					December 31, 2012
	Carrying value		Unrealized		Market value	Carrying value		Unrealized			Market value
			Gains	Losses				Gains		Losses
Securities issued by the National Government

Bonar 2015 Bonds		392,033	199,984	—	396,474		558,045		191,135	—		601,045

GalTrust I		743,442	513,325	—	743,442		754,390		536,744	—		754,390

Other Debt Securities and Certificates of Participation

Almafuerte Special Fund		170,688	—	3,155	170,668		176,173		8,917	—		176,173

Other assets		3,514,681	—	—	3,508,380		1,719,565		—	—		1,719,565

TOTAL	Ps.	4,820,844	713,309	3,155	4,818,983	Ps.	3,208,173	Ps.	736,796	—	Ps.	3,251,173

The maturities as of December 31, 2013, of the Investment securities included in the Article 9 balance sheet were as follows:

	December 31, 2013
	Carrying Value		Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years but within 10 years	Maturing after 10 years
Bonar 2015 Bonds Investments		392,033	—	392,033	—	—
Galtrust I		743,442	—	—	743,442	—
Almafuerte Special Fund		170,688	170,688	—	—	—
Other assets		3,514,681	3,514,681	—	—	—

TOTAL	Ps.	4,820,844	3,685,369	392,033	743,442	—

The following table presents realized gains and losses from AFS securities:

Year ended December 31,	2013	2012	2011
Proceeds from sales	—	—	—
Gross realized gains	—	—	—
Net unrealized gains / (losses)	(26,642)	(64,015)	39,170

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

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

	December 31,
	2013		2012		2011
Total revenues:(*)
Republic of Argentina	Ps.	21,333,600	Ps.	15,316,558	Ps.	10,846,006
Republic of Uruguay		3,505		2,362		16,063
Grand Cayman Island		3,475		4,973		4,732
Net income (loss), net of monetary effects allocable to each country:
Republic of Argentina		1,822,804		1,339,953		1,107,687
Republic of Uruguay		2,156		(2,734)		(3,967)
Grand Cayman Island		(1,307)		(1,004)		3,223
Total assets:
Republic of Argentina		83,074,584		63,389,181		51,102,871
Republic of Uruguay		79,660		68,008		88,918
Grand Cayman Island		1,579		1,082		1,237
Bank Premises and Equipment
Republic of Argentina		1,394,243		1,191,509		1,034,670
Republic of Uruguay		—		—		22
Grand Cayman Island		—		—		—
Miscellaneous assets
Republic of Argentina		233,479		184,740		163,063
Republic of Uruguay		—		—		43
Grand Cayman Island		—		—		—
Goodwill
Republic of Argentina		13,249		8,888		10,827
Republic of Uruguay		—		—		—
Grand Cayman Island		—		—		—
Other intangible assets
Republic of Argentina		1,420,981		1,076,129		711,944
Republic of Uruguay		—		—		—
Grand Cayman Island		—		—		—
Geographical segment assets as a percentage of total assets
Republic of Argentina		99.90%		99.89%		99.83%
Republic of Uruguay		0.10%		0.11%		0.17%
Grand Cayman Island		—		—		—

(*)	The caption Revenues include financial income, income from services, income from insurance activities and miscellaneous income.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

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

A summary of the credit exposure related to these items is shown below:

	December 31,
	2013		2012

Commitments to extend credit	Ps.	4,423,341	Ps.	3,732,287
Standby letters of credit		579,169		671,231
Guarantees granted		430,915		345,574
Acceptances		146,394		88,546

Commitments to extend credit are agreements to lend to a customer at a future date, subject to the meeting of the contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements of the Group. The Group evaluates each customer’s creditworthiness on a case-by-case basis. In addition to the above commitments, as of December 31, 2013 and 2012, the available purchase limits for credit card holders amounted to Ps. 67,768,459 and Ps. 53,251,404, respectively.

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

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Group may require counter-guarantees. These financial customer guarantees are classified by type, as follows:

	December 31,
	2013		2012
Preferred counter-guarantees	Ps.	24,311	Ps.	16,848
Other counter-guarantees		146,816		76,940

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

The Group accounts for checks drawn on it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time when the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:

	December 31,
	2013		2012

Checks drawn on the Bank	Ps.	1,112,400	Ps.	984,235
Checks drawn on the other Bank		1,310,307		1,154,848
Bills and other items for collection		7,173,809		6,527,907

As of December 31, 2013 and 2012, the trusts’ funds amounted to Ps. 6,136,496 and Ps. 5,192,257, respectively.

In addition, the Group had securities in custody, which as of December 31, 2013 and 2012, amounted to Ps. 26,175,532 and Ps. 16,640,504, respectively.

As of December 31, 2013, the Group also has off-balance sheet contractual obligations arising from the leasing of certain properties used as a part of our distribution network. The estimated future lease payments in connection with these properties are as follows:

2014	172,128
2015	407,395
2016	519,751
2017	622,989
2018	716,378
2019 and After	1,708,698

Total	4,147,339

26. Derivative Financial Instruments

The Group’s management of financial risks is carried out within the limits of the policies approved by the Board of Directors. Under those policies, derivatives are allowed, depending on market conditions, to adjust risk exposures to the established limits, thus contributing to keep such exposures within the parameters set forth by said policies. The Group plans to continue to use these instruments in the future, as long as their use is favorably assessed, in order to limit certain risk exposures.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

The derivative instruments held by the Group as of December 31, 2013 and 2012 were as follows:

Type of Contract	Underlying	Average Weighted Maturity Term	Notional Amount as of December 31, 2013	Net Book Value as of December 31, 2013 Asset / (Liability)	Net Book Value as of December 31, 2012 Asset / (Liability)	Fair Value as of December 31, 2013	Fair Value as of December 31, 2012
FORWARDS (a)
- Purchases	Foreign currency	3 months	11,729,780	(13,842)	(1,114)	(13,842)	(1,114)
- Sales	Foreign currency	3 months	4,900,554	—	1,484	—	1,484
FUTURES (b)
- Sales	Interest Rate	1 months	20,000	—	—	—	—
FORWARDS - CLIENTS (c)
- Purchases	Foreign currency	1 months	30,008	(38,334)	(985)	(38,334)	(985)
- Sales	Foreign currency	1 months	771,502	—	852	—	852
INTEREST RATE SWAP (d)
-Fixed for variable interest rate	Other	6 months	232,000	—	—	—	—
-Variable for fixed interest rate	Other	11 months	205,000	—	—	—	—
INTEREST RATE SWAP (e) clients
-Fixed for variable interest rate	Other	12 months	214,365	(245)	(246)	(245)	(246)
-Variable for fixed interest rate	Other	9 months	268,000	581	204	581	204

(a)	These transactions are made through recognized exchange markets, such as Mercado Abierto Electrónico (MAE) and Mercado a Término de Rosario (ROFEX).

The general settlement method for these transactions does not require delivery of the traded underlying notional, rather, settlement is carried out on a daily basis for the difference, if any, between the closing price of the underlying and the closing price or value of the underlying corresponding to the previous day, the difference in price being charged to income.

As of December 31, 2012 there are pending purchases-sales forwards transactions amounting to Ps (1,114) and Ps. 1,484, respectively.

As of December 31, 2013 there are pending purchases forwards transactions amounting to Ps.(13,842) .

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

As of December 31, 2013 and 2012, there are not pending amounts recorded for purchases-sales futures transactions.

(c)	These transactions have been conducted directly with customers. The Group records under “Other Receivables from Financial Brokerage” and / or “Other Liabilities Resulting from Financial Brokerage”, as the case may be, the difference between the agreed foreign currency exchange rate and such exchange rate at the end of the year according with the future prices published by Rofex.
(d)	These transactions are conducted within the environment created by the MAE, and the settlement thereof is carried out on a monthly basis, in pesos, for the difference between the cash flows calculated using a variable rate (Badlar for time deposits of 30 to 35 days of private banks) and the cash flows calculated using a fixed rate, or vice versa, on the notional value traded, the difference in price being charged to income.

In case accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

(e)	These transactions have been conducted directly with customers pursuant to the above mentioned conditions.

27. Disclosure about Fair Value of Financial Instruments.

ASC 825, “Disclosures about Fair Value of Financial Instruments” requires disclosures of estimates of fair value of financial instruments. These estimates were made at the end of December 2013 and 2012. Because many of the Bank’s financial instruments do not have a readily trading market from which to determine fair value, the disclosures are based upon estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.

The estimated fair values do not include the value of assets and liabilities not considered financial instruments.

In order to determine the fair value, cash flows were discounted for each category or group of loans having similar characteristics, based on credit risk, guarantees and/or maturities, using rates offered for similar loans by the Bank as of December 31, 2013 and 2012, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

	2013
	Book Value		Fair Value		Level 1		Level 2		Level 3
Derivative activities: (see Note 26)
Assets	Ps	15,068	Ps	15,068	Ps	15,068	Ps.	—	Ps	—
Liabilities		66,908		66,908		66,908		—		—

Non derivative activities:
Assets:
Cash and due from banks (1)	Ps	12,560,345	Ps	12,560,345	Ps	12,560,345		—	Ps
Government securities (2)		3,987,329		3,988,425				—
At fair market value		742,873		742,873		742,873		—		—
At acquisition cost plus IRR		3,214,031		3,215,127		3,215,127		—		—
Private Securities		30,425		30,425		30,425		—		—
Loans (3)		55,264,926		55,635,740		—		—		55,635,740
Others (4)		5,771,028		5,706,651		—		—		5,706,651

Liabilities:
Deposits (5)	Ps	51,395,323	Ps	51,376,354	Ps	—		—	Ps	51,376,354
Other liabilities resulting from financial
Intermediation:
Banks and international entities and Loans from Domestic Financial Institutions (6) and
Negotiable obligations (7)		9,758,677		10,007,419		—		—		10,007,419
Others (8)	Ps	9,507,756	Ps.	9,492,701	Ps	—		—	Ps	9,492,701

	2012
	Book Value		Fair Value		Level 1		Level 2		Level 3
Derivative activities: (see Note 26)
Assets	Ps	2,540	Ps	2,540	Ps	1,688	Ps.	852	Ps	—
Liabilities		2,345		2,345		1,360		985		—

Non derivative activities:
Assets:
Cash and due from banks (1)	Ps	8,345,015	Ps	8,345,015	Ps	8,345,015		—	Ps	—
Government securities (2)
At fair market value		118,655		118,655		118,655		—		—
At acquisition cost plus IRR		3,508,301		3,553,087		3,309,598		—		243,489
Private Securities		188		188		188		—		—
Loans (3)		42,592,979		43,481,056		—		—		43,481,056
Others (4)		4,539,610		4,430,428		727,433		—		3,702,995

Liabilities:
Deposits (5)	Ps	39,945,180	Ps	39,943,527	Ps	—		—	Ps	39,943,527
Other liabilities resulting from financial
Intermediation:
Banks and international entities and Loans from Domestic Financial Institutions (6) and
Negotiable obligations (7)		7,136,525		6,728,040		2,281,072		—		4,446,968
Others (8)	Ps	7,142,787	Ps.	7,131,569	Ps	161,220		—	Ps	6,970,349
The following is a description of the estimating techniques applied:

(1)	Cash and due from banks: By definition, cash and due from banks are short-term and do not possess credit loss risk. The carrying values as of December 31, 2013 and 2012 are a reasonable estimate of fair value and are classified within level 1 of the valuation hierarchy.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

(2)	Government securities: As of December 31, 2013 and 2012 holdings recorded at fair market value correspond to government bonds and securities issued by Argentine Central Bank which are carried at fair value. As of December 31, 2013 and 2012 holdings recorded at their acquisition cost plus the IRR correspond mainly to Bonar 2015 bonds and securities issued by Argentine Central Bank which fair value correspond to their quoted market value.

Holding recorded at fair value: Where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities include national and government bonds, instruments issued by BCRA and corporate securities.

Other investments securities: as quoted market prices are not available, then fair values are estimated by using a discount cash flow model which includes assumptions based upon projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and contractual interest paid to third-party investors. These are classified within level 3 of the valuation hierarchy. See note 35.o.

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
(4)

Others: Includes other receivables from financial brokerage and equity investments in other companies. A majority of the items include purchases of government securities held for investment purposes for which

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

fair value is determined by the quoted market value of the underlying government securities, mostly Bonar 2015 Bonds and Securities issued by the Argentine Central Bank. This caption also includes financial trusts certificates of participation for which their fair value is estimated using valuation techniques to convert the future amounts to a single discounted present amount. The measurement is based on the value indicated by current market expectation about those future amounts. The estimation of the cash flows is based on the future cash flows from the securitized assets, considering the prepayments, historical loan performance, etc, Equity investments in companies where significant influence is exercised are not within the scope of ASC 825, Financial Instruments, and equity investments in other companies are carried at market value less costs to sell.

Securitizations include the consolidated assets of Galtrust I. The fair value was determined by using the fair value of the underlying assets Bonar Bonds. No changes in the valuation technique took place during the year. See note 35.o.

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

(6)	Banks and international entities and loans from domestic financial institutions: Includes credit lines borrowed under different credit arrangements from local and foreign banks and entities. Most of them were restructured as of May 2004. As of December 2013 and 2012, when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

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

(7)	Negotiable obligations: As of December 31, 2013 and 2012, the fair value of the negotiable obligations was determined based on quoted market prices and when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

Negotiable Obligations where quoted market prices are available are classified within level 1 of the valuation hierarchy.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

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

As of December 31, 2013, Banco Galicia Uruguay S.A. (in liquidation)’s Shareholder’s Equity amounted to Ps.62,732.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

As of December 31, 2013 and 2012 the Special Fund’s balances amount to Ps. 170,688 and Ps. 176,173, respectively.

As of December 31, 2013 and 2012 the underlying assets of the Special Fund were invested in Bonar 2014 Bonds amounting to Ps. 379,307 and to Ps. 391,496, respectively. As of December 31, 2013 and 2012 the Bank held 45% of the Special Fund.

30. Financial Trusts.

a) Financial trusts with the Bank as trustee outstanding at fiscal year-end:

Name	Issuance Date	Estimated maturity date	Trustee	Trust assets	Portfolio transferred			Book value of securities held in own portfolio
								12.31.13		12.31.12
Galtrust I	10.13.00	02.04.18	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	U.S.$	490,224	(*)	Ps.	743,442	Ps.	673,981
Galicia	04.16.02	05.06.32	Bapro Mandatos y Negocios S.A.	National Government Bonds in Pesos at 2% due 2014 (2)	Ps.	108,000		Ps.	142,806	Ps.	136,692

						Total		Ps.	886,248	Ps.	810,673

(*)	The remaining US$ 9,776 was transferred in cash.
(1)	In exchange for loans to the Provincial Governments.
(2)	In exchange for secured loans. As of February 14, 2014 the financial trust Galicia was settled.

b) As of December 31, 2013 and December 31, 2012, the Bank records financial trusts in own portfolio:

•	Received as loans repayment for Ps. 151,539 and Ps. 143,911, respectively.

•	Acquired as investments for Ps. 497,774 and Ps. 316,328, respectively.

c) Trust Activities

•	Trust contracts for purposes of guaranteeing compliance with obligations:

Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to the Bank, amounts as fiduciary property, to be invested according to the following detail:

Date of Contract	Trustor	12.31.2013		Maturity Date (1)
		Ps.	US$
02.12.08	Sinteplast	8	—	12.31.14
12.21.09	Las Blondas	13	—	04.30.14
12.07.10	Fondo Fiduciario Aceitero	2,845	—	12.31.14
07.26.11	Tecsan III	68,947	—	07.28.16
03.21.12	Latinoamericana III	4,714	—	04.30.15
03.29.12	Benito Roggio II	80,236	—	03.30.15
04.29.13	Profertil	235	116,500	04.30.18
07.01.13	Ribeiro	120,000	—	06.30.16
11.13.13	Tecsa IV	115,094	—	04.28.15

	Total	392,092	116,500

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

•	Financial trust contracts:

Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	12.31.2013				Maturity Date
		Ps.		US$
07.13.05	Rumbo Norte I		3		4	06.30.14(3)
10.12.05	Hydro I		7,588		—	09.05.17(2)
12.05.06	Faid 2011		23		—	06.30.14(3)
12.06.06	Gas I		22,822		—	12.31.14(3)
09.05.07	Saturno VII		14		—	06.30.14(3)
05.06.08	Agro Nitralco II		1,191		—	06.30.14(3)
05.14.09	Gas II		4,491,299		—	12.31.22(3)
02.10.11	Cag S.A.		43,420		—	12.31.14(3)
04.25.11	Faid 2015		32,726		—	02.29.16(3)
06.08.11	Mila III		9,603		—	10.31.16(3)
09.01.11	Mila IV		14,883		—	06.30.17(3)
09.14.11	Cag S.A. II		31,542		—	12.31.14(3)
10.07.11	Sursem III		93		—	06.30.14(3)
05.31.12	Fideicred Agro Series I		52,187		—	05.31.16(3)
12.27.12	Pla I		12,343		—	08.31.16(3)
04.03.13	Welfas I		12,800		—	05.31.14(3)
04.17.13	Sursem IV		22,218		—	10.31.14(3)
09.18.13	Don Mario Semillas Series I		81,862		—	10.31.14(3)
09.30.13	Fideicred Atanor I		50,358		—	01.31.15(3)
11.05.13	Pla II		17,055		—	12.31.16(3)
11.21.13	Comafi Prendas I		81,000		—	12.31.16(3)

	Totals	Ps.	4,985,030	US$	4

(2)	These amounts shall be released monthly until redemption of debt securities.
(3)	Estimated date, since maturity date shall occur at the time of the distribution of all of the trust assets.

d) Banco Galicia’s activities as Security Agent:

d.1) Under the terms and conditions for the issuance of Negotiable Obligations Class I for a F.V. of US$ 25,000 corresponding to INVAP S.E., Banco Galicia entered into an agreement with INVAP S.E. whereby the Bank undertakes the function of Security Agent.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

The Bank, in its capacity as Security Agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of December 31, 2013 amount to US$ 22,935 and Ps.85, while as of December 31, 2012 said balances amounted to US$ 26,311 and Ps. 75.

d.2) On April 8, 2011 Banco Galicia was appointed Security Agent to custody the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina SA) that were assigned in favor of Nación Fideicomisos SA in its capacity of Trustee of “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Said endorsement guarantees secure the payment of all obligations arising from the above-mentioned trusts.

The Bank, in its capacity as Security Agent, will custody the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of December 31, 2013 and 2012, the balances recorded from these transactions amount to US$ 1,364,097 and Ps. 408.

d.3) In April 2013, at the time of entering into the Contract for the Fiduciary Assignment and Trust for Guarantee Purposes “Profertil S.A.”, the Bank. was appointed security agent with regard to the Chattel Mortgage Agreement, transaction that was completed on June 18, 2013, which additionally secures all the obligations undertaken.

As of December 31, 2013, the balance recorded from these transactions amounts to US$ 116,500.

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

The following summarizes the aggregation of Grupo Financiero Galicia’s operating segments into reportable segments:

Banking: corresponds to the results of our banking business and represents the accounts of Banco Galicia consolidated line by line with Banco Galicia Uruguay S.A. and it subsidiaries. The results Galicia Valores S.A. Sociedad de Bolsa, and Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, which are controlled by the Bank are shown under income from equity investments.

Regional Credit Cards: shows the results of our regional credit card and consumer finance business and represents the accounts of Tarjetas Regionales S.A. consolidated with its subsidiaries. As of December 31, 2012 and 2013, Tarjetas Regionales S.A,’s main subsidiaries were Tarjeta Naranja S.A, and Tarjetas Cuyanas S.A.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

CFA Personal Loans: shows the results of Compañía Financiera Argentina S.A. This Company was incorporated as of June 30, 2010 in the consolidated financial statements of the Bank.

Insurance: includes the results of our insurance business and represents the accounts of Sudamericana Holding S.A. and its subsidiaries, including the results of the 12.5% interest owned by the Bank. As of December 31, 2013, Grupo Financiero Galicia S.A. maintained, through Sudamericana Holding S.A., controlling interests in Galicia Vida Compañía de Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Sudamericana Asesores de Seguros S.A..

Other Grupo Businesses: shows the results of Galicia Warrants S.A., Net Investment S.A. (in both cases, including the 12.5% interest of the Bank) and Galval Agente de Valores S.A..

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

In Pesos Thousands	Banking	Regional Credit Cards	CFA Personal Loans	Insurance	Other Grupo’s Businesses	Adjustments	Consolidated Total
Year ended December 31, 2013
Net Financial Income	4,424,965	1,453,499	952,273	102,950	5,369	(33,450)	6,905,606
Net Income from Services	2,011,489	2,663,533	108,674	—	27,765	(572,070)	4,239,391
Net Operating Revenue	6,436,454	4,117,032	1,060,947	102,950	33,134	(605,520)	11,144,997
Provisions for Loan Losses	820,634	703,004	252,617	—	—	—	1,776,255
Administrative Expenses	3,963,514	2,597,814	663,146	193,788	16,354	(6,322)	7,428,294
Net Operating Income	1,652,306	816,214	145,184	(90,838)	16,780	(599,198)	1,940,448
Income from Equity Investment
Tarjetas Regionales SA	464,618	—	—	—	—	(464,618)	—
Compañía Financiera Argentina SA	292,878	—	—	—	—	(292,878)	—
Sudamericana	22,219	—	—	—		(22,219)	—
Others	84,606	(13,820)	524	190	—	52,210	123,710
Other Income (Loss)	(5,748)	217,466	88,519	(57)	1,863	(6,797)	295,246
Non-controlling interests	—	59	—	—	—	(208,710)	(208,651)
Pre-tax Income	2,510,879	1,019,919	234,227	274,276	18,643	(1,002,296)	3,055,648
Income tax provision	674,000	402,370	91,693	95,827	6,662	(38,557)	1,231,995
Net Income	1,836,879	617,549	142,534	178,449	11,981	(963,739)	1,823,653

Average:
Private Loans	35,341,038	9,909,064	2,706,641	—	—	(51,547)	47,905,195
Deposits	42,144,653	—	919,373	—	—	(293)	43,063,733
End of Period:
Assets	69,080,734	13,181,536	3,673,726	758,155	46,698	(3,585,026)	83,155,823
Equity	6,803,564	2,280,314	1,036,285	287,570	25,554	(3,346,058)	6,947,229

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

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

For the years ended December 31, 2013, 2012 and 2011

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

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

32. Agreement for the purchases of shares.

On September 10, 2013, a Preliminary Merger Agreement was entered into, which described the terms and conditions of the merger by absorption by Grupo Financiero Galicia, as merging company, of the total assets and liabilities of Lagarcué S.A. and Theseus S.A., as merged companies.

The Preliminary Merger Agreement, the special balance sheets for merger purposes and the consolidated balance sheet for merger purposes, were issued as of June 30, 2013 and approved by Lagarcué S.A. and Theseus S.A. at the Extraordinary Shareholders’ Meetings held on September 10, 2013.

All documentation related to the merger of Lagarcué S.A. and Theseus S.A. into Grupo Galicia was approved at the Extraordinary Shareholders’ Meeting of Grupo Financiero Galicia held on November 21, 2013, including the exchange ratio and the above mentioned capital increase of Ps. 58,857,580, through the issuance of 58,857,580 Class “B” shares, with a face value of Ps. 1 , one vote per share, entitled to participate in the profits of the fiscal year beginning on January 1, 2013.

On December 18, 2013, the definitive merger agreement contemplating the merger of Lagarcué S.A. and Theseus S.A. into Grupo Galicia was registered in a public deed, and effective as of September 1, 2013. Therefore, 25,454,193 Class “B” shares of Banco Galicia , representing 4.526585% of its capital stock, previously owned by Lagarcué S.A. and Theseus S.A., were transferred to Grupo Financiero Galicia. As a result, Grupo Financiero Galicia owns 560,199,603 shares of Banco Galicia S.A., representing 99.621742% of its capital stock and voting rights. At the end of the previous fiscal year, it held 533,814,765 shares, representing 94.929658% of the capital stock and voting rights.

At the date of these financial statements, the proceedings for the application for administrative consent to the merger by absorption of each of the merged companies have been commenced before the Corporation Control Authority, and to Grupo Financiero Galicia’s merger by absorption and capital increase before the CNV, being the respective registrations pending at the issuance date of these financial statements.

The Group has acquired the 100% of Lagarcué S.A. and Theseus S.A. to obtain additional shares of Banco Galicia principal asset of the mentioned companies. As such, the Group has acquired 25,454,193 Class “B” shares of the controlled company Banco Galicia, representing 4.526585% of the capital stock and voting rights. The acquisition date was September 1, 2013. The mentioned transaction represents an increase in the participation of Grupo Financiero Galicia in Banco Galicia and was treated as a Changes in ownership interest are treated as equity transactions when control is maintained.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

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

As of December 31, 2013, these holdings have been valued at their acquisition cost increased on an exponential basis according to their IRR. Under Argentine GAAP these securities should be valued at market price, the Bank’s Shareholders’ Equity would have been increased by Ps.4,441 as of December 31, 2013.

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

Negative Goodwill

As of December 31, 2013 and 2012, the Bank have recorded a negative goodwill (net of the accumulated amortizations) for Ps. 148,685 and Ps. 247,808, respectively, thus regularizing the equity investments. This negative goodwill stems from the difference between the acquisition cost paid by the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and their equity method value estimated at the time of the purchase.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

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

Adoption of the International Financial Reporting Standards by the National Securities Commission

The international financial reporting standards (“IFRS”) adopted by the C.N.V. are not applicable to Banco Galicia, Galicia Seguros S.A. and Galicia Retiro S.A., This is due to the fact that the CNV holds the position to accept accounting criteria set forth by other regulatory or control bodies, such as those established by the Argentine Central Bank for the companies included in the Financial Institutions Law and those established by the Argentine Superintendency of Insurance for insurance companies.

It is worth noting that Technical Pronouncement No. 26 waives the compulsory application of the IFRS to companies, even if they have issued negotiable securities through the public offering system, and regardless of their capital or their negotiable obligations. The CNV holds the position to accept accounting criteria set forth by other regulatory or control bodies, such as companies included in the Financial Institutions Law and insurance companies.

On April 28, 2010, the Company’s Board of Directors approved the specific implementation plan to adopt IFRS, which excluded Banco Galicia and the insurance companies from IFRS reporting.

Later, on November 24, 2011, the CNV issued General Resolution No. 595 through which companies that invest in banks and insurance companies are exempted from the mandatory adoption of the IFRS. Therefore, due to the fact that Banco Galicia is the Company’s main equity investment, a financial institution subject to the Argentine Central Bank regulations, the Company will continue following the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A. for the presentation of the consolidated financial statements. Therefore, on January 24, 2012, the Company’s Board of Directors decided to suspend the application of the IFRS implementation plan.

Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A., institutions which are both included in the public offering system because of their Negotiable Obligations pursuant to Law No.17811 have applied the I.F.R.S as from January 1, 2012.

34. Subsequent events

Grupo Financiero Galicia S.A.

On January 30, 2014, the Group issued Class V Negotiable Obligations, in two Series: Series I for Ps. 101,800, maturing on July 31, 2015, and Series II, for Ps. 78,200, maturing on January 31, 2017, both with interest paid on a quarterly basis from April 30, 2014. Part of the subscription of Class V Negotiable Obligations was carried out through the payment in Class III Negotiable Obligations, with a face value of Ps. 20,622.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

On February 25, 2014, the Board of Directors of Grupo Financiero Galicia resolved to issue an offer to acquire all remaining shares of Banco Galicia owned by third parties, amounting to 2,123,962 shares, at an amount of Ps.23.22 per share, was approved by CNV.

On April 15, 2014, Banco Galicia sold its 95% interest in Galicia Administradora de Fondos S.A. to Grupo Financiero Galicia S.A.

On April 29, 2014, our shareholders held a shareholders’ meeting during which they approved the payment of dividends in cash in the amount of Ps. 38.6 million which represents 2.96% with regard to 1,300,265 in thousands class “A” and “B” ordinary shares with a face value of Ps.1 each.

Banco Galicia

After fiscal year-end, the reference exchange rate mentioned in Note 2 showed a 20% increase.

In February 2014, the Argentine Central Bank established limitations to the positive net global position in foreign currency, setting a cap equal to 30% of the R.P.C. or the own liquid resources, the lower of them, also setting a limit equal to 10% of the R.P.C. for the forward position. Banco Galicia is implementing the measures necessary to comply with the regulation within the terms established thereof.

Banco Galicia and Compañía Financiera Argentina

In February 2014, the Argentine Central Bank decided financial institutions should comply with the IFRS, effective for fiscal years commenced in January 2018. The Argentine Central Bank shall disclose the tasks to be fulfilled by establishing a Schedule until full compliance

35. Summary of Significant Differences between Argentine Central Bank Rules and United States Accounting Principles.

The following is a description of the significant differences between Argentine Banking GAAP and U.S. GAAP:

a. Income tax.

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and, therefore, income taxes for Banco Galicia and CFA are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-banking subsidiaries have recognized a deferred tax asset as of December 31, 2013 and 2012.

In addition, the Group records as an asset the credit related with Minimum Presumed Income Tax amounting to Ps. 16,899 and Ps. 15,022 as of December 31, 2013 and 2012 respectively. The MPIT credit will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

Deferred tax assets (liabilities) are summarized as follows:

	December 31, 2013
	ASC 740-10 applied to Argentine GAAP balances		ASC 740-10 applied to U.S. GAAP adjustments		U.S. GAAP Deferred Tax total
Deferred tax assets
Allowance for loan losses – private sector		188,566		(4,003)		184,563
Intangible assets		997		131,638		132,635
Impairment of fixed assets and foreclosed assets		—		18,134		18,134
Debt restructuring		—		11,618		11,618
Liabilities		168,397		—		168,397
Others		(4,822)		57,763		52,941

Total gross deferred tax assets	Ps.	353,138	Ps.	215,150	Ps.	568,288

Deferred tax liabilities:
Investments		(6,352)		(384)		(6,736)
Others		(94,147)		—		(94,147)

Total gross deferred tax liabilities	Ps.	(100,499)	Ps.	(364)	Ps.	(100,883)

Net deferred income tax asset	Ps.	252,639	Ps.	214,766	Ps.	467,405

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

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

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax, calculated on the basis of U.S. GAAP for the fiscal years ended December 31, 2013, 2012 and 2011:

	December 31,
	2013		2012		2011
Income before taxes and non - controlling interest	Ps.	2,981,530	Ps.	2,275,736	Ps.	1,737,935
Tax rate in force		35%		35%		35%
Result for the year at the tax rate		1,043,536		796,508		608,277
Permanent tax differences (*)		132,673		(16,962)		70,478

Income tax expense	Ps.	1,176,209	Ps.	779,546	Ps.	678,755

(*)	Includes permanent differences originated in operation of shares and dividends non-taxable.

According to the taxable income projections, the Group estimates that it is more likely than not that it will recover the temporary differences and the credit recorded regarding Presumed Minimum Income Tax (See note 2.12) with future taxable income. Therefore, no valuation allowance was provided against the deferred tax assets and presumed minimum income tax.

ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition for uncertain tax positions taken or expected to be taken in a tax return. As of December 31, 2013 and 2012, there were no uncertain tax positions.

The Group classifies income tax-related interest and penalties as income taxes in the financial statements.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

The following table shows the tax years open for examination as of December 31, 2013, by major tax jurisdictions in which the Group operates:

Jurisdiction	Tax year
Argentina	2009 – 2013

The table below includes the amount of tax (expense)/benefit of each component of OCI as of December 31, 2013, 2012 and 2011:

	December 31,
	2013	2012	2011
Bonar 2015 – Bonds	3,097	(36,054)	33,408

Galtrust I	(8,197)	11,788	(22,068)
Others	7,905	3,246	1,662

Tax Effect (expense) /benefit	2,805	(21,020)	13,002

b. Commissions on loans.

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs. In accordance with U.S. GAAP under ASC 310, loan origination fees net of certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2013 and 2012 amounted to Ps. (164,210) and Ps. (98,888) respectively.

c. Intangible assets.

Goodwill – Amortization and impairment

The following table summarizes the U.S. GAAP shareholders’ equity adjustments as of December 31, 2013 and 2012:

	December 31,
	2013		2012
Goodwill impairment (1)		(7,389)		(3,028)
Reversal of amortizations (2)		45,693		45,693

Total	Ps.	38,304	Ps.	42,665

(1)	The amount includes goodwill recognized under Argentine Banking GAAP, which should be reversed for U.S. GAAP purposes.
(2)	Goodwill is amortized for Argentine Banking GAAP purposes. Under U.S. GAAP, according to ASC 350-20, since June 30, 2001, goodwill is no longer amortized. ASC 350 requires that goodwill should be reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and adjusted in case that an impairment is detected. Goodwill amortization recorded under Argentine Banking GAAP has been reversed for U.S. GAAP purposes. During the year ended December 31, 2013 and 2012, no impairment was recorded.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

Negative Goodwill – Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

As of June 30, 2010, due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired, for the purchase of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. the Group recorded negative goodwill amounting to Ps.500,608 by Compañía Financiera Argentina S.A. and Ps.16,764 by Cobranzas y Servicios S.A., respectively, under the caption Liabilities-Provisions. The negative goodwill is subsequently charged to Income on a straight-line basis over 60 months.

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

As of December 31, 2013 and 2012, the Group has a balance of Ps. 148,685 and Ps. 247,808 respectively, related to the negative goodwill which has been reversed for U.S. GAAP purposes.

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

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2013 and 2012 is as follows:

	December 31,
	2013		2012
Capitalized cost expensed for U.S. GAAP purposes		(419,671)		(309,608)
Amortization adjustments		43,563		49,088

Total	Ps.	(376,108)	Ps.	(260,520)

d. Loan loss reserves.

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

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

The Bank applies ASC 310-10 to all commercial loans classified as “With problems”, “High Risk of Insolvency” and “Uncollectible”. Additionally it is also considered in the assessment, however is not a determining factor, if commercial loans are more than 90 days past due. All non-performing commercial loans are individually assessed for impairment. Consumer loans are assessed on a collective basis.

The allowance for non-performing commercial loans is measured based on the present value of estimated future cash flows discounted at the original effective loan rate or on the fair value of the collateral net of estimated costs to sell in the case where the loan is considered collateral-dependent. An allowance for impaired loans is provided when estimated future cash flows discounted at their original effective rate or collateral fair value is lower than book value.

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

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

a.	Allowance for Credit Losses and Recorded Investments in Financial Receivables

The following table presents the allowance for loan losses and the related carrying amount of Financial Receivables for the years ended December 31, 2013 and 2012 respectively:

	As of December 31, 2013
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowances for loan losses:	Ps.		Ps.		Ps.
Beginning balance		1,668,849		97,225		1,766,074
Charge-offs		(1,168,637)		(135,120)		(1,303,757)
Recoveries		—		—		—

Foreign Exchange effect and other adjustments		—		—		—

Provision		1,481,372		217,136		1,698,508

Ending balance	Ps	1,981,584	Ps.	179,241	Ps	2,160,825

Ending balance- individually evaluated for impairment		—		104,730		104,730
Ending balance- collectively evaluated for impairment		1,981,584		74,511		2,056,095

Financing receivables:
Ending balance		37,837,314		21,814,906		59,652,220

Ending balance: individually evaluated for impairment		—		208,592		208,592
Ending balance: collectively evaluated for impairment	Ps.	37,837,314	Ps.	21,606,314	Ps.	59,443,628

	As of December 31, 2012
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowances for loan losses:	Ps.		Ps.		Ps.
Beginning balance		1,130,909		148,568		1,279,477
Charge-offs		(761,795)		(73,363)		(835,158)
Recoveries		(60,375)		—		(60,375)
Foreign Exchange effect and other adjustments		48,848		—		48,848
Provision		1,276,262		22,020		1,298,282

Ending balance	Ps.	1,633,849	Ps.	97,225	Ps.	1,731,074

Ending balance- individually evaluated for impairment		—		70,558		70,558
Ending balance- collectively evaluated for impairment		1,633,849		26,667		1,660,516

Financing receivables:
Ending balance		28,806,645		17,559,914		46,366,559

Ending balance: individually evaluated for impairment		—		115,551		115,551
Ending balance: collectively evaluated for impairment	Ps.	28,806,645	Ps.	17,444,363	Ps.	46,251,008

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

b.	Loan Charge-offs and recoveries

Under Argentine Banking GAAP, recoveries on previously charged-off loans are recorded directly to income and the amount of charged-off loans in excess of amounts specifically allocated is recorded as a direct charge to the income statement. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value. Under U.S. GAAP, all charge off and recovery activity is recorded through the allowance for loan loss account. Further, loans are generally charged to the allowance account when all or part of the loan is considered uncollectible. In connection with loans in judicial proceedings, resolution through the judicial system may span several years. Loans in judicial proceedings, greater than three years as of December 31, 2013, 2012 and 2011, amounted to Ps.14,744 , Ps.11,284 and Ps. 5,966, respectively. Under U.S. GAAP these loans were completely provisioned. The Bank also classified loans, many of which are in judicial proceedings, which amounted to approximately Ps. 401,365, Ps. 233,261 and Ps.144,103 as of December 31, 2013, 2012 and 2011, respectively, as uncollectible, although the Bank may hold preferred guarantees. Therefore, the balance of loans and allowance for loan losses would be decreased by these amounts. There is no impact on the Statements of Income or Shareholders’ equity considering that the Bank’s practice involves a reclassification with no income impact.

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

The following table discloses the amounts of loans considered impaired in accordance with ASC 310, as of December 31, 2013 and 2012:

	As of December 31, 2013
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps	39,756	Ps	38,103	Ps	—

With an allowance recorded:
Commercial
Impaired Loans	Ps	168,836	Ps	156,993	Ps	104,730

Total	Ps	208,592	Ps	195,096	Ps	104,730

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

	As of December 31, 2012
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps	6,180	Ps	6,007	Ps	—

With an allowance recorded:
Commercial
Impaired Loans	Ps	109,371	Ps	104,025	Ps	70,558

Total	Ps	115,551	Ps	110,032	Ps	70,558

The average recorded investments for impaired loans were Ps.172,292 and Ps. 105,986 for the years ended December 31, 2013 and 2012, respectively.

The interest income recognized on impaired loans amounted to Ps.11,003, Ps. 7,738 and Ps. 6,495 for the years ended December 31, 2013, 2012 and 2011, respectively.

d.	Non-accrual Loans

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk” and “Uncollectible” and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency” and “Uncollectible”.

The following table represents the amounts of nonaccruals, segregated by class of loans, as of December 31, 2013 and 2012, respectively:

	As of December 31,
	2013		2012
Consumer
Advances	Ps	54,542	Ps	43,648
Promissory Notes		52,218		41,998
Mortgage Loans		6,029		7,974
Personal Loans		442,911		314,461
Credit Card Loans		986,018		713,462
Other Loans		21,654		10,309

Total Consumer	Ps	1,563,372	Ps	1,131,852

Commercial
Impaired Loans		137,403		71,132

Total Commercial	Ps	137,403	Ps	71,132

Total Non-accrual loans	Ps	1,700,774	Ps	1,202,984

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

An aging analysis of past due loans, segregated by class of loans, as of December 31, 2013 and 2012 were as follows:

	As of December 31, 2013
	30-90 Days Past Due	91-180 Days Past Due	181-360 Days Past Due	Greater than 360	Total Past Due		Current	Total Financing
Consumer
Advances	16,257	16,635	30,790	7,117	70,799		514,098	584,897
Promissory Notes	20,069	19,774	22,107	10,338	72,288		1,798,055	1,870,343
Mortgage Loans	5,957	1,942	1,299	2,789	11,987		437,191	449,178
Personal Loans	291,194	180,816	231,140	30,955	734,105		9,224,521	9,958,626
Credit Card Loans	608,745	345,623	571,924	68,471	1,594,763		23,125,682	24,720,445
Other Loans	3,291	6,391	10,122	5,139	24,943		228,882	253,825

Total Consumer Loans	945,513	571,181	867,382	124,809	2,508,885		35,328,429	37,837,314

Commercial:
Performing Loans	—	—	—	—	—		21,606,314	21,606,314
Impaired loans	—	21,785	37,433	149,374	208,592	(1)		208,592

Total Commercial Loans	—	21,785	37,433	149,374	208,592		21,606,314	21,814,906

Total	945,513	592,966	904,815	274,183	2,717,477		56,934,743	59,652,220

	As of December 31, 2012
	30-90 Days Past Due	91-180 Days Past Due	181-360 Days Past Due	Greater than 360	Total Past Due		Current	Total Financing
Consumer
Advances	14,946	15,499	22,105	6,044	58,594		472,242	530,836
Promissory Notes	15,267	15,256	19,201	7,541	57,265		1,785,904	1,843,169
Mortgage Loans	6,214	2,808	1,159	4,007	14,188		456,840	471,028
Personal Loans	233,802	142,136	162,420	9,905	548,263		7,377,987	7,926,250
Credit Card Loans	448,922	283,494	394,052	35,916	1,162,384		16,528,710	17,691,094
Other Loans	4,966	5,701	3,441	1,167	15,275		328,993	344,268

Total Consumer Loans	724,117	464,894	602,378	64,580	1,855,969		26,950,676	28,806,645

Commercial:
Performing Loans	—	—	—	—	—		17,444,363	17,444,363
Impaired loans	—	3,145	55,999	56,407	115,551	(1)	—	115,551

Total Commercial Loans	—	3,145	55,999	56,407	115,551		17,444,363	17,559,914

Total	724,117	468,039	658,377	120,987	1,971,520		44,395,039	46,366,559

(1)	Includes Ps 137,403 and Ps. 71,132 of non-accruing loans as of December 31, 2013 and 2012.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

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

(2.a) Under Observation.

(2.b) Under Negotiation or Refinancing Agreements.

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

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

Credit quality indicators for the consumer portfolio are reviewed on a monthly basis.

The following table shows the loan balances categorized by credit quality indicators for the years ended December 31, 2013 and 2012:

	As of December 31, 2013
	“1”	“2”	“3”	“4”	“5”
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	514,098	16,257	16,635	30,790	7,117	584,897
Promissory Notes	1,798,055	20,069	19,774	22,107	10,338	1,870,343
Mortgage Loans	437,191	5,957	1,942	1,299	2,789	449,178
Personal Loans	9,224,521	291,194	180,816	231,140	30,955	9,958,626
Credit Card Loans	23,125,682	608,745	345,623	571,924	68,471	24,720,445
Other Loans	228,882	3,291	6,391	10,122	5,139	253,825

Total Consumer Loans	35,328,429	945,513	571,181	867,382	124,809	37,837,314

Commercial:
Performing loans	21,606,314	—	—	—	—	21,606,314
Impaired loans	—	71,190	72,643	62,964	1,795	208,592

Total Commercial Loans	21,606,314	71,190	72,643	62,964	1,795	21,814,906

Total Financing Receivables	56,934,743	1,016,703	643,824	930,346	126,604	59,652,220

	As of December 31, 2012
	“1”	“2”	“3”	“4”	“5”
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	472,242	14,946	15,499	22,105	6,045	530,836
Promissory Notes	1,785,904	15,267	15,256	19,201	7,541	1,843,169
Mortgage Loans	456,840	6,214	2,808	1,159	4,007	471,028
Personal Loans	7,377,987	233,802	142,136	162,420	9,905	7,926,250
Credit Card Loans	16,528,710	448,922	283,494	394,052	35,916	17,691,094
Other Loans	328,993	4,966	5,701	3,441	1,167	344,268

Total Consumer Loans	26,950,676	724,117	464,894	602,378	64,580	28,806,645

Commercial:
Performing loans	17,394,248	50,115	—	—	—	17,444,363
Impaired loans	—	44,419	45,806	23,532	1,794	115,551

Total Commercial Loans	17,394,248	94,534	45,806	23,532	1,794	17,559,914

Total Financing Receivables	44,344,924	818,651	510,700	625,910	66,374	46,366,559

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

Loans are considered non-accrual when they are categorized by credit quality as “with problems” or “medium risk” or worst.

As of December 31, 2013 and 2012, the total shareholders’ equity adjustment for loan impairment-private sector was as follows:

	Argentine Banking GAAP		U.S. GAAP		Adjustment
December 31, 2012	Ps.	1,761,420	Ps.	1,731,074	Ps.	30,346

Variances		410,842		429,752		(18,910)

December 31, 2013	Ps.	2,172,262	Ps.	2,160,826	Ps.	11,436

f.	Trouble Debt Restructuring disclosures

In 2013 there were seven restructuring transactions affecting commercial debtors whose financial situation had deteriorated. As of the date of issuance of these Consolidated Financial Statements, four of these debtors are in default of their payment obligations.

As for the consumer segment, all the restructuring transactions effected during 2013 had the following characteristics: (i) the debtor had paid, at a minimum, one installment in advance in order to qualify to the restructuring of its debt; (ii) the Bank, CFA and the Regional Cards made sure before the restructuring that the debtor’s monthly payment capacity would be able to absorb the new monthly paying obligation resulting from the restructuring; (iii) the guarantees in force were in all cases maintained or, in the case of loans without guarantees, the execution capacity for the loan was improved; and (iv) all the restructurings currently in force are arranged in consecutive monthly payments, with a minimum of six months and a maximum of 60 months.

The following table presents for the period ended as of December 31, 2013 and 2012, the financing receivables modified as troubled debt restructurings in 2013 and 2012:

	2013
	Number of Loans	Investment recorded	Allowances

Commercial
Performing loans	1	686	—
Impaired loans	8	65,252	—

Total Commercial	9	65,938	—

Consumer
Advances	666	10,914	864
Promissory Notes	6,693	103,123	34,657
Mortgage Loans	14	716	48
Personal Loans	22,112	245,197	45,019
Credit Cards Loans	46,570	209,530	85,207
Other Loans	1	102,723	90,018

Total Consumer	76,056	672,202	255,814

TOTAL	76,065	738,140	255,814

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

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

The following table presents for the period ended as of December 31, 2013 and 2012, the financing receivables modified as troubled debt restructurings within the previous twelve months and for which there was a payment default during the year:

	2013
	Number of Loans	Investment recorded	Allowances

Commercial
Performing loans	1	686	—
Impaired loans	3	8,392	1,955

Total Commercial	4	9,078	1,955

Consumer
Advances	666	10,914	864
Promissory Notes	6,693	101,467	33,822
Mortgage Loans	—	—	—
Personal Loans	6,044	148,677	38,866
Credit Cards Loans	39,709	138,024	72,811
Other Loans	1	102,723	90,018

Total Consumer	53,113	501,806	236,381

TOTAL	53,117	510,883	238,336

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

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

(i) Bonar 2015 Bonds

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

As of December 31, 2013 and 2012, the bonds have been recorded at their acquisition cost increased according to the accrual of their internal rate of return (IRR) under Argentine Banking GAAP.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

Under U.S. GAAP, the BONAR 2015 bonds were considered as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

	2013					2012
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP (*)	Fair Value – Book value under U.S. GAAP	Unrealized Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP (*)	Fair Value – Book value under U.S. GAAP	Unrealized Gain	Shareholders’ equity Adjustment
	(In thousands of Ps.)
Bonar 2015 Bonds	196,490	392,033	396,474	199,984	4,441	409,910	558,045	601,045	191,135	43,000

(*)	Under Argentine banking GAAP, Bonar 2015 is recorded in the captions “Holdings recorded at their acquisition cost plus IRR”, “other receivable from financial brokerage” and “miscellaneous assets”.

(ii) Other investments

The following table summarizes the U.S. GAAP adjustment related to other investments, as of December 31, 2013 and 2012:

	2013			2012
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Shareholders’s Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Shareholders’s Equity Adjustment
	(in thousands of Ps,)

Almafuerte Special Fund	170,688	170,688	—	176,173	176,173	—
Securities issued by BCRA and provinces governments	3,300,048	3,296,703	(3,345)	3,492,253	3,494,139	1,786
Others	23,691	16,749	(6,942)	23,691	18,754	(4,937)

Total	3,494,427	3,484,140	(10,287)	3,692,117	3,689,066	(3,151)

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

	2013					2012
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP (*)	Fair Value – Book value under U.S. GAAP	Unrealized Loss	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP (*)	Fair Value – Book value under U.S. GAAP	Unrealized Gain	Shareholders’ equity Adjustment
	(In thousands of Ps.)
Almafuerte	173,843	170,688	170,688	(3,155)	—	167,256	176,173	176,173	8,917	—

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

As of December 31, 2012 there are not unrealized losses on this investment.

As of December 31, 2013 the amortized cost of the Almafuerte Special Fund is greater than its fair value. Grupo Financiero Galicia evaluated if there was a decline in the value of the security other than a temporary decline as defined by ASC 320-10.

As a result of such analysis, Grupo Financiero Galicia determined that the unrealized losses are temporary in nature based on its ability and intent to hold the investment until maturity.

The amortization of principal and interest of the Almafuerte Special Fund’s underlying assets was completed in January 2014 for an amount of Ps.177,542, thus the Almafuerte Special Fund has been fully settled.

Securities issued by BCRA

As of December 31, 2013 and 2012 under Argentine Banking GAAP the Group holds securities issued by the Argentine Central Bank, which were classified under the caption “Securities issued by the Argentine Central Bank”, and recorded at its fair value or their cost plus accrued interest determined on an exponentially basis according to their internal rate of return (IRR) according to the volatility published by the Argentine Central Bank. For U.S. GAAP purposes, all these securities were classified as trading and accounted for at its fair value with changes recorded in the income statement.

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

Grupo Galicia’s assets and liabilities would be increased by approximately Ps. 9,596,516, Ps. 8,666,990 and Ps. 5,797,978 applying U.S. GAAP at December 31, 2013, 2012 and 2011, respectively.

g. Securitizations.

The following table summarizes the adjustment for U.S. GAAP purposes related to securitization transactions as of December 31, 2013 and 2012:

	2013			2012
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’s Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’s Equity Adjustment
	(in thousands of Ps,)
Galtrust I (1)	743,442	743,442	—	673,981	673,981	—
Financial Trust Galicia (2)	151,276	142,501	(8,776)	136,692	75,682	(61,010)

Total	894,719	885,943	(8,776)	810,673	749,663	(61,010)

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

For the years ended December 31, 2013, 2012 and 2011

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

Under Argentine Banking GAAP, this transaction was accounted for as sales and the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust. As of December 31, 2013 and 2012, under Argentine Banking GAAP, the Group recorded certain reserves to adjust the equity method used to account for the residual interest in the trust, to its fair value

The retained interest in the trust was recorded under Argentine Central Bank rules in the “Other Receivables from Financial Brokerage”, and its balance as of December 31, 2013 and 2012, was Ps. 743,442 and Ps. 673,981, respectively.

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

(2) Financial Trust Galicia

Under this trust, National Government Promissory Notes in pesos at 2% due 2014 for Ps.108.0 million were transferred and a Certificate of Participation and Debt Securities were received in exchange. Those National Government Promissory Notes were previously received in exchange of National Secured Loans held by the Group.

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

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

Additional information required by U.S. GAAP

The table below presents the aggregated assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

	December 31,
	2013		2012
Cash and due from banks	Ps.	12,991	Ps.	11,783
Government securities and Promissory Notes		962,596		987,970
Other assets		115		4,843

Total Assets	Ps.	975,702	Ps.	1,004,596

Debt Securities	Ps.	89,110	Ps.	204,365
Certificates of Participation		886,248		799,994
Other liabilities		344		237

Total Liabilities	Ps.	975,702	Ps.	1,004,596

The Group’s maximum loss exposure, which amounted to Ps. 975,702 and Ps. 1,004,596 as of December 31, 2013 and 2012, respectively is based on the unlikely events that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Group’s balance sheet.

h. Acceptances.

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

The Group’s assets and liabilities would be increased by approximately Ps. 146,394, Ps.88,546 and Ps.116,370, had U.S. GAAP been applied as of December 31, 2013, 2012 and 2011, respectively.

i. Impairment of real estate properties and foreclosed assets.

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

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

Foreclosed assets are carried at the lower of cost and market. In 2002, the Group recorded a valuation allowance reflecting a decrease in the market values of its foreclosed properties.

In 2013 and 2012, no additional impairment was recorded in real estate properties and foreclosed assets.

The Argentine Banking GAAP depreciation for 2013 and 2012 of the assets impaired in 2002 have been reversed for U.S. GAAP purposes.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2013 and 2012 amounted to Ps. (51,810) and Ps. (53,205) respectively.

j. Equity investments in other companies

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

As of December 31, 2013 and 2012, the group concluded that the carrying amount of certain investments would not be recoverable and therefore an impairment loss was recorded for U.S. GAAP purposes.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2013 and 2012 amounted to Ps. (21,105) and Ps. (15,232) respectively.

k. Financial Guarantees

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

Under Argentine Banking GAAP, these options were recorded off-balance. For U.S. GAAP, these options are treated as derivatives, and therefore, the Bank recorded the fair value of such options in accordance with the requirements of ASC 815, with changes in fair value recorded through earnings. As of December 31, 2013 and 2012 the Group has not recorded any balance related to these options.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

Other Financial Guarantees.

During 2013 and 2012, the Company entered into different agreements to guarantee lines of credit of selected customers amounting to Ps. 1,090,187 and Ps. 850,691, respectively. As of December 31, 2013 and 2012, guarantees granted by the Bank amounted to Ps. 320,635 and Ps. 316,620, respectively.

Under Argentine Banking GAAP the guarantees are recorded in memorandum accounts. As of December 31, 2013 and 2012, for U.S. GAAP purposes the Bank recognized a liability for the fair value of the obligations assumed at its inception in accordance with the requirements of ASC 460. Such liabilities are being amortized over the expected term of the guarantee. As of December 31, 2013 and 2012, the fair value of the guarantees less the estimated proceeds from collateral amounted to Ps. (829) and Ps. (813) respectively

As of December 31, 2011 the Group registered an adjustment in Shareholder’s Equity related to difference in accounting of a contingent liability of a client between Argentine Banking GAAP and US GAAP

As of December 31, 2013 and 2012, the Group maintained the following guarantees:

	2013
	Maximum Potential Payments (*)		Estimated Proceeds From collateral Recourse		U.S. GAAP Adjustment
Financial guarantees		320,635		17,472		(829)

	Ps.	320,635	Ps.	17,472	Ps	(829)

	2012
	Maximum Potential Payments (*)		Estimated Proceeds From collateral Recourse		U.S. GAAP Adjustment
Financial guarantees		316,620		13,450		(813)

	Ps.	316,620	Ps.	13,450	Ps.	(813)

(*)	The maximum potential payments represent a “worse-case scenario”, and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.

l. Non-controlling interest

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

m. Foreign Debt Restructuring

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

During 2010, the Group repurchased part of the debt maturing in 2010 and 2014. In addition, Negotiable Obligations were repaid in advance. For U.S. GAAP purposes, these transactions were considered as an extinguishment of debt. Therefore, the U.S. GAAP adjustment recorded in previous years related to the debt extinguished was reversed in 2010, generating a gain of approximately Ps. 34,462 included in 2010 U.S. GAAP net income reconciliation. During 2013 and 2012, the Group has not repurchased any of its debt instruments.

During 2011, the Group paid in advance the interest capitalized related to the Subordinated Negotiable Obligation for an amount of approximately US$ 95,8 million. This amount was originally scheduled to be paid in 2014. This advance payment does not constitute a modification of terms of the Negotiable Obligation for U.S. GAAP purposes.

Shareholders’ Equity adjustments between Argentine Banking GAAP and U.S. GAAP as of December 31, 2013 and 2012 amounted to Ps.(33,193) and Ps. (25,041) respectively.

n. Repurchase Agreements and Reverse Repurchase Agreements (“Repos and Reverse Repos”).

During 2012, the Bank entered into the above mentioned transactions of the following financial instruments: Securities issued by Argentine Central Bank and Bonar 2015 Bonds.

Under Argentine Banking GAAP, initial measurement of such agreements implies sale or purchase accounting together with the recognition of an asset and liability due to the investing or financing transaction entered into.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

For U.S. GAAP purposes these transactions have not qualified as true sales and therefore these transactions were classified as available for sale securities and trading and recorded at fair value. The corresponding net adjustment in shareholders’ equity under U.S. GAAP is included under the caption “Bonar 2015 Bonds” as of December 31, 2011. There were no repurchase agreements as of December 31, 2013 and 2012.

o. Fair Value Measurements Disclosures.

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

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

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

Other investments securities: as quoted market prices are not available, then fair values are estimated by using a discount cash flow model which includes assumptions based upon projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and contractual interest paid to third-party investors. These are classified within level 3 of the valuation hierarchy. Unobservable inputs were required in the calculation of the fair value of Almafuerte Fund. The valuation technique used to obtain the fair value was an income approach using discounted cash flows based on the particular conditions of the underlying assets. The discount rates are based on the current market rates for assets with the same maturity. No changes in the valuation technique took place during the year.

b) Securities receivable under repurchase agreements

Securities receivables under repurchase agreements are classified within level 1 of the valuation hierarchy using quoted prices available in the active market for Bonar 2015 Bonds and Securities issued by Argentine Central Bank where the securities are traded.

c) Securitizations

As of December 31, 2013 and 2012 the caption includes the consolidated assets of Galtrust I. The fair value was estimated by using the discounted cash flows of the assets. Therefore, these are classified within level 3 of the valuation hierarchy. Unobservable inputs were required in the calculation of the fair value of Galtrust I. The valuation technique used to obtain the fair value was an income approach using discounted cash flows based on the particular conditions of the underlying assets. The discount rates are based on the current market rates for assets with the same maturity. No changes in the valuation technique took place during the year.

d) Derivatives Financial Instruments

Forward transactions traded in autoregulated markets are made through recognized exchange markets, such as MAE and ROFEX.

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

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

Liabilities

e) Securities to be delivered under spot and forward sales to be settled

Securities to be delivered under spot and forward sales to be settled are classified within level 1 of the valuation hierarchy using quoted prices available in the active market for Securities issued by the Argentine Central Bank where the securities are traded.

f) Derivatives Financial Instruments

Forward transactions traded in autoregulated markets are made through recognized exchange markets, such as MAE and ROFEX.

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

Items measured at fair value on a recurring basis

The following table presents the financial instruments carried at fair value as of December 31, 2013 and 2012, for U.S. GAAP purposes by ASC 820-10 valuation hierarchy (as described above).

Balances as of December 31, 2013	Total carrying value		Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)

ASSETS
a) Government securities and other investments

a.1) Holdings recorded at fair market value
Holdings Recorded at Fair Market Value	Ps.	1,139,347	1,139,347	—	—

a.2) Securities issued by Argentine Central Bank and government securities	Ps.	2,818,653	2,818,653	—	—

a.3) Investments in listed Private Securities
Negotiable Obligations	Ps.	30,425	30,425	—	—

a.4) Other Investments (*)	Ps.	187,437	—	—	187,437

b.1) Securities issued by Argentine Central Bank	Ps.	478,050	478,050	—	—

c) Securitizations
Galtrust I – Bogar Bonds (**)	Ps.	730,971	—	—	730,971

d) Derivatives financial instruments	Ps.	15,068	15,068

TOTAL ASSETS AT FAIR VALUE	Ps.	5,399,951	4,481,543	—	918,408

LIABILITIES – By Class
f) Derivatives financial instruments

Foreign exchange contracts	Ps.	(66,908)	(66,908)

TOTAL LIABILITIES AT FAIR VALUE	Ps.	(66,908)	(66,908)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

(*)	This amount is related to the fair value of certificates of participation held in the Almafuerte Special Fund and debt securities of Saturno Trust
(**)	The Ps. 730,971 corresponds to the fair value of the Bogar Bonds recorded as an asset in Galtrust I.

Balances as of December 31, 2012	Total carrying value		Quoted market prices in active markets (Level 1)		Internal models with significant observable market parameters (Level 2)		Internal models with significant unobservable market parameters (Level 3)

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

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

Changes in level 3 fair value measurements

The table below includes a roll forward of the balance sheet amounts as of December 31, 2013, 2012 and 2011 (including the change in fair value) for financial instruments classified by the Group within level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement.

	Galtrust I - Bogar bonds		Other investments		Securities issued by Argentine Central Bank and government securities		Total Fair Value Measurements
Fair value, December 31, 2011	Ps.	720,710	Ps.	198,437	Ps.	—	919,147

Included in earnings		—		(2,558)		2,642	84
Included in other comprehensive income		33,680		5,315		—	38,995
Purchases		—		—		240,847	240,847
Sales		—		(6,267)		—	(6,267)

Fair value, December 31, 2012	Ps.	754,390	Ps.	194,927	Ps.	243,489	1,192,806

Included in earnings		—		4,582		—	4,582
Included in other comprehensive income		(23,419)		(12,072)		—	(35,491)
Purchases		—		—		—	—
Sales		—		—		(243,489)	(243,489)

Fair value, December 31, 2013	Ps.	730,971	Ps.	187,437	Ps.	—	918,408

The table below summarizes gains and losses due to changes in fair value, recorded in earnings for level 3 assets and liabilities during the year:

	Total Fair Value Measurements
Balances as of December 31,
Available for sale securities	2013		2012		2011
					Ps.
Classification of gains and losses included in earnings:
Financial Income	Ps.	4,582	Ps.	916	Ps.	1,262

Total	Ps.	4,582	Ps.	916	Ps.	1,262

The Group did not transfer any assets or liabilities between levels 1 and 2 of the fair value hierarchy during 2013. In addition, the Group is required, on a nonrecurring basis, to adjust the carrying value of certain assets or provide valuation allowances related to certain assets using fair value measurements in accordance with GAAP. Loans are generally not recorded at fair value on a recurring basis. Periodically, the Group records nonrecurring adjustments for including certain impairment amounts for impaired loans calculated in accordance with ASC 310-10 when establishing the allowance for loan losses. Estimates of fair value used for impaired loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. The

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

valuation technique used to obtain the fair value was an income approach using discounted cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. No changes in the valuation technique took place during the year. Loans subject to nonrecurring fair value measurement were Ps.103,862 and Ps. 44,993 as of December 31, 2013 and 2012 classified as Level 3.

p. New authoritative pronouncements

In January 2013, the FASB issued ASU No. 2013-01: “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”. The main objective in developing this proposal is to address implementation issues about the scope of Accounting Standards Update No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. Stakeholders have told the Board that because the scope in Update 2011-11 is unclear, diversity in practice may result. Recent feedback from stakeholders is that standard commercial provisions of many contracts would equate to a master netting arrangement. Stakeholders questioned whether it was the Board’s intent to require disclosures for such a broad scope, which would significantly increase the cost of compliance. The objective of this proposed Update is to clarify the scope of the offsetting disclosures and address any unintended consequences. The impact of adopting this ASU has not any significant effect in the U.S. GAAP disclosures and financial information for the Group.

In February 2013, the FASB issued ASU No. 2013-02: “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this Update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (for example, inventory) instead of directly to income or expense in the same reporting period. The impact of adopting this ASU has not any significant effect in the U.S. GAAP disclosures and financial information.

In April 2013, the FASB issued ASU 2013-07, “Presentation of Financial Statements (Topic 205) - Liquidation Basis of Accounting”: There is minimal guidance in current U.S. GAAP that addresses when it is appropriate to apply, or how to apply, the liquidation basis of accounting. Consequently, there is diversity in practice. The amendments in this Update are being issued to clarify when an entity should apply the liquidation basis of accounting. In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. Entities should apply the requirements prospectively from the day that liquidation becomes imminent. Early adoption is permitted. The Group is in the process of evaluating the impact of adopting this ASU and does not expect any significant effect in the U.S. GAAP disclosures and financial information.

In June 2013, the FASB issued ASU No. 2013-08, “Financial Services - Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements”. This ASU amends guidance for determining whether an entity is an investment company, and measurement and disclosure requirements for all entities that are investment entities. The ASU is effective for years, and interim periods within those years, beginning after December 15, 2013. The Group is in the process of evaluating the impact of adopting this ASU and does not expect any significant effect in the U.S. GAAP disclosures and financial information.

In July 2013, the FASB issued ASU No. 2013-10, “Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate)” as a benchmark rate for hedge accounting purposes.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

This ASU permits the Fed Funds Effective Swap Rate to be included as a U.S. benchmark interest rate, in addition to the U.S. Treasury rate and LIBOR, for hedge accounting purposes. The restriction on using different benchmark rates for similar hedges was also removed.

The changes are effective immediately on issuance of the ASU and are to be applied prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The Group is in the process of evaluating the impact of adopting this ASU and does not expect any effect in the U.S. GAAP disclosures and financial information, considering that the group did not apply hedge accounting.

In July 2013, the FASB issued ASU No. 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force)”. This new standard requires the netting of unrecognized tax benefits (UTBs) against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax positions. Under the new standard, UTBs will be netted against all available same-jurisdiction loss or other tax carryforwards that would be utilized, rather than only against carryforwards that are created by the UTBs.

The amendments will be effective for public companies for annual and interim periods in fiscal years beginning after December 15, 2013. The ASU can be adopted early and may be adopted either on a prospective or retroactive basis. The Group is in the process of evaluating the impact of adopting this ASU and does not expect any significant effect in the U.S. GAAP disclosures and financial information.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

q. Consolidated net income

	December 31,
	2013		2012		2011
Net income as stated	Ps.	1,823,653	Ps.	1,336,215	Ps.	1,106,943
Loan origination fees and costs (Note 35 b.)		(65,322)		19,656		(33,902)
Intangible assets:
Goodwill amortization and impairment (Note 35 c.)		(4,361)		1,939		8,591
Negative goodwill (Note 35 c.)		(99,123)		(99,123)		(118,703)
Software cost (Note 35 c.)		(115,588)		(49,517)		(77,390)
Equity investments in other companies – Impairment (Note 35 j.)		(5,873)		6,257		8,249
Loan impairment – Private sector (Note 35 d.(ii))		(18,910)		9,258		(44,395)
Securitizations (Note 35 g.)		75,653		4,830		23,654
Government Securities and other investments:
Bonar 2015 Bonds ( Note 35 e. (i))		(47,408)		76,487		(110,425)
Other investments (Note 35 e. (ii))		4,936		(23,236)		10,985
Amortization of real estate properties and foreclosed assets previously impaired under U.S. GAAP (Note 35 i.)		1,395		1,395		1,395
Recognition for the fair value of obligations assumed under financial guarantees issued (Note 35 k.)		(16)		(1,705)		4,740
Foreign Debt restructuring (Note 35 m.)		(8,152)		17,599		33,368
Deferred Income tax (Note 35 a.)		55,786		9,732		75,108
Non-controlling interest (Note 35 l.)		208,651		186,403		170,962

Net income in accordance with U.S. GAAP	Ps.	1,805,321	Ps.	1,496,190	Ps.	1,059,180

Less Net (Income) attributable to the Non-controlling Interest (Note 35 l.)		(230,711)		(186,593)		(192,459)

Net Income attributable to Parent Company in accordance with U.S. GAAP	Ps.	1,574,610	Ps.	1,309,597	Ps.	866,721

Average number of basic shares outstanding (in thousands) (Note 21)		1,261,080		1,241,407		1,241,407
Basic net income per share in accordance with U.S. GAAP (Note 21)		1.249		1.055		0.698

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

r. Consolidated shareholders’ equity

	December 31,
	2013		2012
Shareholders’ equity as stated	Ps.	6,947,229	Ps.	4,870,078
Loan origination fees and costs (Note 35 b.)		(164,210)		(98,888)
Intangible assets:
Goodwill amortization and impairment (Note 35 c.)		38,304		42,665
Negative Goodwill (Note 35 c.)		148,685		247,808
Software Cost (Note 35 c.)		(376,108)		(260,520)
Equity investments in other companies – Impairment (Note 35 j.)		(21,105)		(15,232)
Loan impairment – Private sector (Note 35 d.(ii))		11,436		30,346
Government securities and other investments:
Bonar 2015 Bonds (Note 35 e. (i))		4,441		43,000
Other Investments (Note 35 e. (ii))		(10,287)		(3,151)
Securitizations (Note 35 g.)		(8,776)		(61,010)
Impairment of real estate properties and foreclosed assets (Note 35 i.)		(67,155)		(67,155)
Amortization of real estate properties and foreclosed assets previously impaired under U.S. GAAP (Note 35 i.)		15,345		13,950
Deferred Income tax (Note 35 a.)		467,405		411,619
Recognition for the fair value of obligations assumed under financial guarantees issued (Note 35 k.)		(829)		(813)
Foreign debt restructuring (Note 35 m.)		(33,193)		(25,041)
Non-controlling interest (Note 35l.)		601,959		701,920

Consolidated shareholders’ equity in accordance with U.S. GAAP	Ps.	7,553,141	Ps.	5,829,576

Non-controlling Interest (Note 35 l.)		(609,119)		(721,677)

Consolidated Parent Company Shareholders Equity in accordance with U.S. GAAP	Ps.	6,944,022	Ps.	5,107,899

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

Roll forward analysis of shareholders’ equity under U.S. GAAP at December 31, 2013, 2012 and 2011:

	Capital Stock		Paid in Capital		Adjustments to Shareholders’ Equity		Profit reserves				Other Comprehensive Income (loss)		(Accumulated deficit) / Retained Earnings		Total Shareholders’ Equity Parent Company
							Legal		Other
Balance at December 31, 2010	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	57,462	Ps.	482,993	Ps.	722,346	Ps.	197,999	Ps.	2,997,067

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 27,2011
Legal Reserve		—		—		—		20,445		—		—		(20,445)		—

Discretionary Reserve		—		—		—		—		363,628		—		(363,628)		—

Cash Dividends		—		—		—		—		—		—		(24,828)		(24,828)

Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		37,149		—		37,149
Net Income (Loss) in accordance with U.S. GAAP		—		—		—		—		—		—		866,721		866,721

Balance at December 31, 2011	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	77,907	Ps.	846,621	Ps.	759,495	Ps.	655,819	Ps.	3,876,109

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 19, 2012
Legal Reserve		—		—		—		55,347		—		—		(55,347)		—

Discretionary Reserve		—		—		—		—		1,033,844		—		(1,033,844)		—

Cash Dividends														(17,752)		(17,752)

Unrealized gain of available-for-sale securities, net of tax												(60,055)		(60,055)
Net Income (Loss) in accordance with U.S. GAAP		—		—		—		—		—		—		1,309,597		1,309,597

Balance at December 31, 2012	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	133,254	Ps.	1,880,465	Ps.	699,440	Ps.	858,473	Ps.	5,107,899

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 15, 2013
Legal Reserve		—		—		—		66,811		—		—		(66,811)

Discretionary Reserve										1,245,054		—		(1,245,054)

Cash Dividends		—		—		—		—		—		—		(24,350)		(24,350)

Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		8,015		—		8,015
Capital increase		58,858		218,990		—		—		—		—		—		277,848

Net Income (Loss) in accordance with U.S. GAAP		—		—		—		—		—		—		1,574,610		1,574,610

Balance at December 31, 2013	Ps.	1,300,265		219,596		294,254		200,065		3,125,519		707,455		1,096,868		6,944,022

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

	December 31,
	2013	2012
Equity under US GAAP at the beginning of the year	Ps. 5,107,899	Ps. 3,876,109
Capital increase	277,848	—
Distribution of dividends	(24,350)	(17,752)
Other comprehensive income parent company	(26,642)	(64,015)
Net Income under US GAAP	1,805,321	1,496,190

	7,140,076	5,290,532

Other comprehensive income attributable to non-controlling intereset under USGAAP	34,657	3,960
Net Income under US GAAP attributable to non-controlling intereset under USGAAP	(230,711)	(186,593)

Equity under US GAAP at the end of the year	Ps. 6,944,022	Ps.5,107,899

s. Comprehensive income

“Reporting Comprehensive Income” ASC 220, establishes standards for reporting and the display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and all transactions, and other events and circumstances from non-owner sources.

The following disclosure presents the Comprehensive Income according to ASC 220, for the fiscal years ended December 31, 2013, 2012 and 2011:

	December 31,
	2013		2012		2011
Income Statement
Financial Income	Ps.	13,108,842	Ps.	9,187,119	Ps.	5,985,617
Financial Expenditures		6,178,207		3,923,061		2,240,833
Net Financial Income		6,930,635		5,264,058		3,744,784
Provision for Loan Losses		1,795,165		1,338,044		887,765
Income from Services		6,188,938		4,655,127		3,458,771
Expenditures from Services		1,981,594		1,453,855		1,064,378
Administrative Expenses		7,575,762		5,803,362		4,301,457
Net Income from Financial Brokerage		1,767,052		1,323,924		949,955
Income from Insurance activities		904,895		651,871		457,447
Miscellaneous Income		644,384		546,184		473,076
Miscellaneous Losses		334,801		246,243		142,543
Net Income before Income tax		2,981,530		2,275,736		1,737,935
Income Tax		1,176,209		779,546		678,755

Net income under U.S. GAAP		1,805,321		1,496,190		1,059,180

Less Net (Income) attributable to the Non-controlling Interest		(230,711)		(186,593)		(192,459)

Net Income attributable to Parent Company		1,574,610		1,309,597		866,721

Net income under U.S. GAAP		1,805,321		1,496,190		1,059,180
Other comprehensive income / (loss)		(26,642)		(64,015)		39,170

Comprehensive income		1,778,679		1,432,175		1,098,350

Net Income attributable to parent Company		1,574,610		1,309,597		866,721
Other comprehensive income / (loss) attributable to parent Company		8,015		(60,055)		37,149

Comprehensive income attributable to parent Company		1,582,625		1,249,542		903,870

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

Accumulated non-owner changes in equity (accumulated other comprehensive income) as of December 31, 2013, 2012 and 2011 were as follows:

	December 31,
	2013		2012		2011
GalTrust I		513,325		536,744		503,064
Bonar 2015 Bonds		199,984		191,135		294,145
Other		(3,155)		8,917		3,602

Accumulated other comprehensive income	Ps.	710,154	Ps.	736,796	Ps.	800,811

Less, accumulated other comprehensive income attributable to the Non-controlling interest		(2,699)		(37,356)		(41,316)

Net accumulated other comprehensive income attributable to Parent Company	Ps.	707,455	Ps.	699,440	Ps.	759,495

There were no available for sale securities with a continuous loss position of 12 months or more. There are no unrealized losses on investments as of December 31, 2013 and 2012.

Additional disclosures required by ASU No. 2013-02 are presented in the table below:

	Galtrust	Bonar 2015	Other	Total
Begining Balance	536,744	191,135	(28,439)	699,440
Other comprehensive income before reclassifications	—	(29,710)	(2,084)	(31,794)
Amounts reclassified from accumulated other comprehensive income	(23,419)	38,559	24,669	39,809
Net- current-period other comprehensive income	(23,419)	8,849	22,585	8,015
Ending balance	513,325	199,984	(5,854)	707,455

OCI components	Amount reclassified from accumulated other comprehensive income	Affected Line Item in the Statement where Net income is presented
Galtrust I	(23,419)	Financial Income
Bonar 2015	38,559	Financial Income
Almafuerte Trust	12,072	Financial Income
Non-Controlling interest	12,597	Non-controlling interest

Total	39,809

t. Consolidated cash flows

ASC 230 “Statement of Cash Flows” provides guidance for the reporting of cash flows within Operating, Investing and Financing categories. For US GAAP purposes the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less, including cash and cash equivalents corresponding to financial trusts consolidated in accordance with Note 35.h.

	For the year ended December 31,
	2013	2012	2011
Cash	12,560,345	8,345,015	6,418,891
Cash equivalents	3,263,536	2,978,963	3,825,282

Cash and cash equivalents as shown in the statement of cash flows under Argentine Banking GAAP	Ps.15,823,881	Ps.11,323,978	Ps.10,244,173

Cash and cash equivalents corresponding to financial trusts	12,991	11,783	11,193

Cash and cash equivalents in the Statement of Cash Flows under US GAAP	Ps.15,836,872	Ps.11,335,761	Ps.10,255,366

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

The following table presents the reconciliation of the condensed consolidated statements of cash flows under Argentine Banking GAAP and US GAAP:

	For the year ended December 31,
	2013		2012		2011
Reconciliation of cash flows under Argentine Banking GAAP and US GAAP

Net cash flow provided by operating activities under Argentine Banking GAAP	Ps.	3,485,941	Ps.	1,675,711	Ps.	431,989

Loans, available for sale securities, deposits at the Argentine Central Bank and organization and development expenses reclassified to investing activities		13,814,678		12,716,908		10,554,506
Deposits and repo transactions reclassified to financing activities		(10,396,350)		(8,705,103)		(7,076,388)
Interest paid on debt		(831,671)		(700,811)		(407,756)
Financial trust consolidated under US GAAP		96,840		92,061		(15,927)

Net cash flow provided by operating activities under US GAAP	Ps.	6,169,438	Ps.	5,078,766	Ps.	3,486,424

Net cash flow used in investing activities under Argentine Banking GAAP	Ps.	(437,275)	Ps.	(308,999)	Ps.	(273,375)

Net increase in Loans, available for sale securities, deposits at the Argentine Central Bank and organization and development expenses		(13,814,678)		(12,716,908)		(10,554,506)
Financial trust consolidated under US GAAP - corresponding to loans and securities		18,862		27,663		105,019

Net cash flow used in investing activities under US GAAP	Ps.	(14,233,091)	Ps.	(12,998,244)	Ps.	(10,722,862)

Net cash flow provided by (used in) financing activities under Argentine Banking GAAP	Ps.	421,886	Ps.	(673,393)	Ps.	2,370,757

Deposits and repo transactions		10,396,350		8,705,103		7,076,388
Interest paid on debt reclassified to operating activities		831,671		700,811		407,756
Financial trust consolidated under US GAAP - corresponding to debt		(114,494)		(119,134)		(89,525)

Net cash flow provided by financing activities under US GAAP	Ps.	11,535,413	Ps.	8,613,387	Ps.	9,765,376

Effect of exchange rate changes on cash and cash equivalents	Ps.	1,029,351	Ps.	386,486	Ps.	271,285

Cash and cash equivalents at the beginning of the year under US GAAP		11,335,761		10,255,366		7,455,143
Cash and cash equivalents at the end of the year under US GAAP		15,836,872		11,335,761		10,255,366

Net increase (decrease) in cash and cash equivalents under US GAAP	Ps.	4,501,111	Ps.	1,080,395	Ps.	2,800,223

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

u. Concentration of risk – Total exposure to the public sector - Argentine government and provinces

The Group has significant exposure to the Argentine national government and provinces in the form of government securities net positions, secured loans and other debt obligations. As of December 31, 2013 and 2012, the Group had the following bonds and loans outstanding:

	December 31, 2013				December 31, 2012
	Argentine Banking GAAP		U.S. GAAP		Argentine Banking GAAP		U.S. GAAP
Argentine national government loans	Ps.	12,369	Ps.	12,369	Ps.	25,580	Ps.	25,580
Other Argentine public-sector receivables		348,097		339,321		334,597		273,587
Galtrust I (securitization of Provincial Loans)		730,655		730,655		662,456		662,456
Securities issued by the Argentine Central Bank		2,555,068		2,545,596		3,251,506		3,250,650
Bonar 2015 Bonds		392,033		396,474		558,045		601,045
Other (1)		1,377,374		1,383,501		189,991		192,633

Total	Ps.	5,415,596	Ps.	5,407,916	Ps.	5,022,175	Ps.	5,005,951

(1)	Includes bonds and other national government bonds.

v. Risks and Uncertainties

Government Securities

As of December 31, 2013, the Group’s exposure to the Argentine public sector represented approximately 6.51% of the total Group’s assets. Although the Group’s exposure to the Argentine public sector consists of performing assets, the realization of the Group’s assets, its income and cash flow generation capacity and future financial condition is dependent on the Argentine government ability to comply with its payment obligations.

Argentine Central Bank’s regulations state that, the total exposure of financial institutions to the non-financial public sector must not exceed 35% of their total assets.

As of December 31, 2013 and 2012, the Group was in compliance with the general limit of 35% imposed by the Argentine Central Bank.

Exchange rate and restrictions

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

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

According to Communication “A” 5264, as amended, in general terms the access to the foreign exchange market for residents of Argentina in order to pay services, debts and profits to non-residents has no limits or restrictions. The access to the MULC requires the filing of certain documentation by residents evidencing the validity of transactions for which the funds are purchase for its remittance abroad. Communication “A” 5236, item 4.2. which regulated the outflow of fund allowing residents to access to the MULC for the formation of off-shore assets without a specific allocation by residents has been suspended and, up to now, the Central Bank has not issued any other measure or provisions in this regard.

On August 6, 2012, Resolution 3210 was replaced by Resolution 3356 enacted by AFIP. This resolution sets forth more restrictions for the access to the foreign exchange market, in particular for the outflow of funds made by residents. Both resolutions (3210 and 3356) are related with Communications “A” 5239 (currently abrogated) and 5245.

The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso. These restrictions may have a negative effect on the economy and on the Group’s business if imposed in an economic environment where access to local capital is constrained.

As of December 31, 2013 and 2012 the exchange rate amounted to Ps. 6.5180 and Ps. 4.9173, respectively. As of April 25, 2014 the exchange rate amounted to Ps 8,0005.

It has been noted that an official exchange rate exists in Argentina that is lower than a blue chip rate. The official exchange rate between Pesos and Dollars, which is published by the Argentine Central Bank, was used for converting the amounts reflected in the financial statements of Grupo Galicia contained herein. As this official exchange rate is lower than the blue chip market exchange rate that exists in Argentina, the amounts contained in this annual report may not accurately reflect Grupo Galicia’s economic reality, which could affect Grupo Galicia’s purchasing power in Dollars and its capacity to meet its obligations denominated in Dollars which, in turn, could have a material adverse effect on the trading prices for Grupo Galicia’s ADSs.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

Inflation

The high rate of economic growth in recent years, which has been fueled by Argentina’s full utilization of its installed productive capacity, along with expansive fiscal and monetary policies, has caused a high level of inflation in Argentina since 2007. According to INDEC data, the CPI grew 7.7% in 2009, 10.9% in 2010, 9.5% in 2011, 10.8% in 2012 and 10.9% in 2013; and the WPI increased 10.9% in 2009, 14.6% in 2010, 12.7% in 2011, 13.1% in 2012 and 14.7% in 2013. In the past, inflation has materially undermined the Argentine economy and the government’s ability to generate conditions that fostered economic growth. In addition, high inflation or a high level of volatility with respect to the same may materially and adversely affect the business volume of the financial system and prevent the growth of intermediation activity levels. This result, in turn, could adversely affect the level of economic activity and employment.

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

In addition to the above, the accuracy of the measurements of the INDEC is in doubt, and the current actual consumer and wholesale price indices may be significantly higher than those indicated by INDEC. If a correction of the CPI and other INDEC indices is deemed necessary, this may lead to a marked loss of confidence in the Argentine economy. A new index with nationwide coverage (the Índice de Precios al Consumidor Nacional urbano or IPCNu), the methodology of which was developed with help from the IMF, was recently introduced to replace the previous CPI index used by the INDEC that only covered the Autonomous City of Buenos Aires (“Buenos Aires”) and its outskirts. It is still too early to analyze the accuracy of the IPCNu, but initial figures were close to figures received from private consultants, which too reflect higher levels of inflation.

w. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Group’s loan portfolio as of December 31, 2013. Many factors can affect the Group’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

x. U.S. GAAP estimates

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

For the fiscal years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

36. Parent only Financial Statements

The following are the unconsolidated balance sheets of Grupo Galicia as of December 31, 2013 and 2012 and the related unconsolidated statements of income, and cash flows for the fiscal years ended December 31, 2013, 2012 and 2011.

Balance sheet (Parent Company only)

	December 31,
	2013		2012
ASSETS
A. Cash and due from Banks
Cash	Ps.	12	Ps.	12
Financial institutions and correspondents		315		392

	Ps.	327	Ps.	404

B. Government and corporate securities
Holdings of trading securities		—		4,432
Allowances		—		(1,180)

	Ps.	—		3,252

C. Loans
To the financial sector		76,034		54,744

	Ps.	76,034	Ps.	54,744

D. Other receivables resulting from financial brokerage
Other receivables not included in the debtor classification
Regulations		—		3,658
Other receivables included in the debtor classification
Regulations		10,416		776
Balances from forward transactions without delivery of underlying asset to be settled		—		2,170

	Ps.	10,416	Ps.	6,604

E. Equity investments
In financial institutions		6,921,219		4,815,438
Other		267,836		183,283
Allowances		—		(311)

	Ps.	7,189,055	Ps.	4,998,410

F. Miscellaneous receivables
Other		91,778		63,584
Allowances		(72,563)		(32,555)

	Ps.	19,215	Ps.	31,029

G. Bank premises and equipment		1,237		1,231

H. Intangible assets
Goodwill		13,249		8,888
Organization and development expenses		111		128

	Ps.	13,360	Ps.	9,016

Total Assets	Ps.	7,309,644	Ps.	5,104,690

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

	December 31,
	2013		2012
LIABILITIES AND SHAREHOLDERS’ EQUITY
H. Other liabilities resulting from financial brokerage
Unsubordinated negotiable obligations	Ps.	298,075	Ps.	210,137
Loans from domestic financial institutions		25,657		—
Balances from forward transactions without delivery of underlying asset to be settled		—		6,233
Accrued interest and quotation differences payable		12,996		3,073

		336,728		219,443

I. Miscellaneous liabilities
Directors’ and Syndics’ fees	Ps.	167	Ps.	116
Other		25,520		15,053

		25,687		15,169

Total Liabilities	Ps.	362,415	Ps.	234,612
SHAREHOLDERS’ EQUITY	Ps.	6,947,229	Ps.	4,870,078

Total Liabilities and Shareholders’ Equity	Ps.	7,309,664	Ps.	5,104,690

Statement of Income (Parent Company only)

	December 31,
	2013		2012		2011
A. Financial income
Interest on loans granted to the financial sector		173		146		153
Interest on other receivables resulting from financial brokerage		177		25		112
Net income from government and corporate securities		—		—		274
Exchange rate differences on gold and foreign currency		14,317		—		—
Other		—		—		—

	Ps.	14,667	Ps.	171	Ps.	539

B, Financial expenses
Interest on other liabilities resulting from financial brokerage	Ps.	52,587	Ps.	18,785	Ps.	17,744
Exchange rate differences on gold and foreign currency		—		10,893		14,154
Interests on Other Loans from Financial Institutions		3,358		4,533		392
Net income from government and corporate securities		56,767		821		—
Other		307		235		276

	Ps.	113,019	Ps.	35,267	Ps.	32,566

C. Gross brokerage margin		(98,352)		(35,096)		(32,027)

F, Administrative expenses
Personnel expenses		12,518		10,802		9,019
Directors’ and syndics’ fees		1,633		1,835		1,966
Other fees		8,940		4,939		4,463
Taxes		7,143		3,088		2,247
Other operating expenses		1,030		571		579
Other		3,770		1,750		1,353

	Ps.	35,034	Ps.	22,985	Ps.	19,627

Net Income from financial brokerage	Ps.	(133,386)	Ps.	(58,081)	Ps.	(51,654)

H. Miscellaneous income
Net income from equity investments		1,960,990		1,396,909		1,155,060
Other		59		1,244		7,679

	Ps.	1,961,049	Ps.	1,398,153	Ps.	1,162,739
I. Miscellaneous losses
Other		4,010		3,857		3,209

	Ps.	4,010	Ps.	3,857	Ps.	3,209

Net Income before tax		1,823,653		1,336,215		1,107,876

J. Income tax	Ps.	—	Ps.	—	Ps.	933

Net income for the fiscal year	Ps.	1,823,653	Ps.	1,336,215	Ps.	1,106,943

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of Argentine pesos)

Statement of cash flows (Parent Company only)

	December 31,
	2013		2012		2011
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year		9,270		60,323		27,298
Cash and cash equivalents at the end of the year		10,473		9,270		60,323

Net increase in cash and cash equivalents	Ps.	1,473	Ps.	(51,053)	Ps.	33,025

Causes of changes in cash and cash equivalents
Cash Flow from operating activities
Collections for Service		—		1,107		1,007
Payments to Suppliers of Goods and Services		(18,293)		(11,803)		(10,223)
Personnel Salaries and Social Security Contributions		(9,613)		(8,672)		(6,814)
Payments of Other Taxes		(16,826)		(12,422)		(10,745)
Payments for Other Net Operating Activities		7,260		(1,779)		(6,472)

Net cash provided by operating activities	Ps.	(37,472)	Ps.	(33,569)	Ps.	(33,247)

Cash Flow from investing activities
Collections for Sales of Fixed Assets		—		—		146
Payments for Purchases of Fixed Assets		(236)		(306)		(296)
Collection of Dividends		60,595		40,995		133,868
Contribution to Controlled Companies		—		(1,641)		(850)
Collection of Sales of Controlled Companies		1,553		—		—
(Payments) / Collections of Interest, Net		(13,937)		(16,157)		20,458
Payments for Equity Investments		(17,842)		(3,270)		(25,669)

Net cash used in investing activities	Ps.	30,133	Ps.	19,621	Ps.	127,657

Cash Flow from financing activities
Payments (collection) of Loans Received, Net		23,537		(26,543)		(42,593)
Distribution of Dividends, Net of Taxes		(14,725)		(10,562)		(18,792)

Cash Flow provided by / (used in) financing activities	Ps.	8,812	Ps.	(37,105)	Ps.	(61,385)

Net increase in cash and cash equivalents	Ps.	1,473	Ps.	(51,053)	Ps.	33,025

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