Form 20-F
period 2014-12-31
GRUPO FINANCIERO GALICIA SA
filed 2015-04-30
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2014

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

Tte. Gral. Juan D. Perón 430

C1038 AAJ-Buenos Aires, Argentina

(Address of principal executive offices)

Pedro A. Richards, Chief Executive Officer

Tel: 54 11 4 343 7528 / Fax: 54 11 4 331 9183, prichards@gfgsa.com

Perón 430, 25° Piso C1038AAJ Buenos Aires ARGENTINA

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

Class A Ordinary Shares, Ps.1.00 par value	281,221,650
Class B Ordinary Shares, Ps.1.00 par value	1,019,042,947

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

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

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

(continued)

(iii)

PRESENTATION OF FINANCIAL INFORMATION

Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” or “Grupo Galicia”) is a financial services holding company incorporated in Argentina and is one of Argentina’s largest financial services groups. In this annual report, references to “we”, “our”, and “us” are to Grupo Financiero Galicia and its consolidated subsidiaries, except where otherwise noted. Our consolidated financial statements consolidate the accounts of the following companies:

•	Grupo Financiero Galicia;

•	Banco de Galicia y Buenos Aires S.A. (“Banco Galicia” or “the Bank”), our largest subsidiary, consolidated with (i) Banco Galicia Uruguay S.A. (in liquidation) (“Galicia Uruguay”), (ii) Galicia Cayman S.A. (“Galicia Cayman”), only until September 30, 2014 as on October 1 it was merged into Banco Galicia, (iii) Tarjetas Regionales S.A. (“Tarjetas Regionales”) and its operating subsidiaries, (iv) Tarjetas del Mar S.A. (“Tarjetas del Mar”), (v) Galicia Valores S.A., (vi) Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión (“Galicia Administradora de Fondos”) but only until March 31, 2014, as in April it was sold to Grupo Financiero Galicia, (vii) Compañía Financiera Argentina S.A. (“Compañía Financiera Argentina” or “CFA”) and (viii) Cobranzas y Servicios S.A. (collectively, “Banco Galicia” or the “Bank” except where otherwise noted);

•	Sudamericana Holding S.A. (“Sudamericana”) and its subsidiaries;

•	Galicia Warrants S.A. (“Galicia Warrants”);

•	Net Investment S.A. (“Net Investment”);

•	Galicia Administradora de Fondos (consolidated with Grupo Financiero Galicia since April 2014); and

•	Galval Agente de Valores S.A. (“Galval”), the results of which were consolidated only during the first half of fiscal year 2012, since on September 4, 2012, the Board of Directors of Grupo Financiero Galicia (the “Board of Directors”) approved the sale of 100% of its interest in Galval. Such transaction was approved by the Central Bank of Uruguay in June 2013 and was consummated on June 12, 2013.

We maintain our financial books and records in Argentine Pesos and prepare our financial statements in conformity with the accounting rules of the Argentine Central Bank, which entity prescribes the generally accepted accounting principles for all financial institutions in Argentina. This annual report refers to those accounting principles as “Argentine Banking GAAP”. Argentine Banking GAAP differs in certain relevant respects from generally accepted accounting principles in Argentina, which we refer to as “Argentine GAAP”. Argentine Banking GAAP also differs in certain significant respects from the generally accepted accounting principles in the United States, which we refer to as “U.S. GAAP”. See Note 33 to our audited consolidated financial statements included in this annual report for a description of the differences between Argentine GAAP and Argentine Banking GAAP, and Note 36 to our audited consolidated financial statements included in this annual report for a discussion of the principal differences between Argentine Banking GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income for the three fiscal years ended December 31, 2014 and total shareholders’ equity as of December 31, 2014 and 2013, and Item 5. “Operating and Financial Review and Prospects” - Item 5.A. “Operating Results-U.S. GAAP and Argentine Banking GAAP Reconciliation”.

In this annual report, references to “US$” and “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Argentine Pesos. The exchange rate used in translating Pesos into Dollars and used in calculating the convenience translations included in the following tables is the “Reference Exchange Rate” which is published by the Argentine Central Bank and which was Ps.8.5520, Ps.6.5180 and Ps.4.9173 per US$1.00 as of December 31, 2014, December 31, 2013 and December 31, 2012, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or at any other rate.

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

Certain figures included in this annual report have been rounded for case of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in the financial statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceeded them due to rounding.

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions Item 4. “Information on the Company-Capital Investments and Divestitures,” Item 5. “Operating and Financial Review and Prospects”-Item 5.A. Operating Results-Principal Trends” and Item 5.B. “Liquidity and Capital Resources.” All statements other than statements of historical facts contained in this annual report (including statements regarding our future financial position, business strategy, budgets, projected costs and management’s plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or other similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be provided with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely from those contemplated in such forward-looking statements include but are not limited to:

•	changes in Argentine government regulations applicable to financial institutions, including tax regulations and changes in or failures to comply with banking or other regulations;

•	changes in general political, legal, social or other conditions in Argentina, Latin America or abroad;

•	fluctuations in the Argentine rate of inflation;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies, including expected or unexpected turbulence or volatility in domestic or international financial markets;

•	changes in the macroeconomic situation at the regional, national or international levels, and the influence of these changes on the microeconomic conditions of the financial markets in Argentina;

•	increased competition in the banking, financial services, credit card services, insurance, asset management, mutual funds and related industries;

•	changes in interest rates which may, among other things, adversely affect margins;

•	a loss of market share by any of Banco Galicia’s main businesses;

•	a change in the credit cycle, increased borrower defaults and/or a decrease in the fees charged to clients;

•	Banco Galicia’s inability to sustain or improve its performance;

•	Banco Galicia’s inability to obtain additional debt or equity financing on attractive conditions or at all, which may limit its ability to fund existing operations and to finance new activities;

•	technological changes and changes in Banco Galicia’s ability to implement new technologies;

•	changes in the saving and consumption habits of its customers and other structural changes in the general demand for financial products, such as those offered by Banco Galicia;

•	possible financial difficulties of the Argentine government;

•	volatility of the Peso and the exchange rates between the Peso and foreign currencies; and

•	other factors discussed under Item 3. “Key Information” - Item 3.D. “Risk Factors” in this annual report.

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

The selected consolidated financial information as of December 31, 2014, and December 31, 2013, and for the fiscal years ended December 31, 2014, and 2013, has been derived from our audited consolidated financial statements included in this annual report. The selected consolidated financial information as of December 31, 2012, December 31, 2011, and December 31, 2010, and for the fiscal years ended December 31, 2012, December 31, 2011, and December 31, 2010, has been derived from our audited consolidated financial statements not included in this annual report.

You should read this data in conjunction with Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements included in this annual report.

	Fiscal Year Ended December 31,
	2014	2014	2013	2012	2011	2010
	(in millions of Dollars, except as noted)(1) Unaudited	(in millions of Pesos, except as noted)(1)
Consolidated Income Statement in Accordance with Argentine Banking GAAP
Financial Income	2,322	19,860	13,076	9,129	6,018	3,615
Financial Expenses	1,207	10,321	6,170	3,941	2,274	1,413
Net Financial Income (2)	1,115	9,539	6,906	5,188	3,744	2,202
Provision for Losses on Loans and Other Receivables	282	2,411	1,776	1,347	843	552
Income before Taxes	623	5,330	3,056	2,125	1,861	667
Income Tax	(233)	(1,992)	(1,232)	(789)	(754)	(258)

Net Income / (Loss)	390	3,338	1,824	1,336	1,107	409

Basic Earnings / (Loss) per Share (in Pesos)	0.30	2.57	1.45	1.08	0.89	0.33
Diluted Earnings / (Loss) per Share (in Pesos)	0.30	2.57	1.45	1.08	0.89	0.33
Cash Dividends per Share (in Pesos)	—	—	0.03	0.02	0.01	0.02
Stock Dividends per Share (in Pesos)	—	—	—	—	—	—
Book Value per Share (in Pesos)	0.92	7.88	5.34	3.92	2.86	1.99

Amounts in Accordance with U.S. GAAP
Net Income / (Loss)	410	3,504	1,575	1,310	867	2,294
Basic and Diluted Earnings / (Losses) per Share (in Pesos)	0.32	2.70	1.27	1.06	0.70	1.85
Book Value / (Deficit) per Share (in Pesos)	0.92	7.88	5.34	4.12	3.12	2.41
Financial Income	2,342	20,032	13,109	9,187	5,986	4,778
Financial Expenses	1,209	10,343	6,178	3,923	2,241	1,343
Net Financial Income / (Loss)	1,133	9,689	6,931	5,264	3,745	3,435
Provision for Losses on Loans and Other Receivables	281	2,400	1,795	1,338	888	550
Income Tax	221	1,890	1,176	780	679	508

Consolidated Balance Sheet in Accordance with Argentine Banking GAAP
Cash and Due from Banks	1,983	16,959	12,560	8,345	6,419	5,646
Government Securities, Net	1,170	10,010	3,987	3,627	5,228	2,268
Loans, Net	7,789	66,608	55,265	42,593	30,905	21,354
Total Assets	12,548	107,314	83,156	63,458	51,193	35,708
Deposits	7,562	64,666	51,395	39,945	30,135	22,223
Other Funds (3)	3,789	32,402	24,814	18,643	17,506	11,015
Total Shareholders’ Equity	1,198	10,246	6,947	4,870	3,552	2,470

Average Total Assets (4)	10,817	92,510	69,844	54,416	41,636	29,118

Percentage of Period-end Balance Sheet Items Denominated in Dollars:
Loans, Net of Allowances	4.20	4.20	5.27	6.32	13.88	14.53
Total Assets	12.11	12.11	11.74	11.42	15.15	18.98
Deposits	7.46	7.46	7.15	7.84	15.05	18.08
Total Liabilities	13.61	13.61	13.71	14.29	23.57	23.01

Amounts in Accordance with U.S. GAAP
Trading Securities	1,231	10,530	3,326	3,450	5,310	2,700
Available-for-Sale Securities	504	4,313	4,819	3,251	2,882	2,385
Total Assets	14,078	120,393	92,729	72,398	55,957	40,594
Total Liabilities	12,880	110,150	85,785	67,290	52,081	37,597
Shareholders’ Equity (Deficit)	1,198	10,243	6,944	5,108	3,876	2,997

	Fiscal Year Ended December 31,
	2014		2013		2012		2011		2010
	(in millions of Pesos, except as noted)(1)
Selected Ratios in Accordance with Argentine Banking GAAP
Profitability and Efficiency
Net Yield on Interest Earning Assets (5)	14.42%		13.77%		14.14%		13.27%		11.38%
Financial Margin (6)	13.56		12.75		12.11		11.72		10.02
Return on Average Assets (7)	3.85		2.91		2.80		3.07		1.76
Return on Average Shareholders’ Equity (8)	39.07		32.47		32.12		37.39		18.63
Net Income from Services as a Percentage of Operating Income (9)	37.40		38.03		38.15		39.57		44.73
Efficiency ratio (10)	60.51		66.65		68.84		67.88		71.42
Capital
Shareholders’ Equity as a Percentage of Total Assets	9.55%		8.35%		7.67%		6.94%		6.92%
Total Liabilities as a Multiple of Shareholders’ Equity	9.47	x	10.97	x	12.03	x	13.41	x	13.46	x
Total Capital Ratio	15.91%		14.28%		13.02%		12.63%		15.19%
Liquidity
Cash and Due from Banks as a Percentage of Total Deposits	26.23%		24.44%		20.89%		21.30%		25.40%
Loans, Net as a Percentage of Total Assets	62.07		66.46		67.12		60.37		59.80
Credit Quality
Past Due Loans (11) as a Percentage of Total Loans	2.61%		2.69%		2.53%		1.82%		2.57%
Non-Accrual Loans (12) as a Percentage of Total Loans	3.57		3.57		3.37		2.63		3.37
Allowance for Loan Losses as a Percentage of Non-accrual Loans (12)	105.78		103.80		115.85		152.01		137.57
Net Charge-Offs (13) as a Percentage of Average Loans	2.81		2.33		2.00		1.49		2.38
Ratios in Accordance with U.S. GAAP
Capital
Shareholders’ Equity (deficit) as a Percentage of Total Assets	8.51		7.49		7.06		6.93		7.38%
Total Liabilities as a Multiple of Total Shareholders’ Equity	10.75	x	12.35	x	13.17	x	13.44	x	12.54	x
Liquidity
Loans, Net as a Percentage of Total Assets	55.29%		59.43%		58.74%		55.06%		52.56%
Credit Quality
Allowance for Loan Losses as a Percentage of Non-Accrual Loans	129.78		127.05		138.77		202.23		163.37

Inflation and Exchange Rate
Wholesale Inflation (14)	28.3%		14.8%		13.1%		12.7%		14.6%
Consumer Inflation (15)	23.9%		11.0%		10.8%		9.5%		10.9
Exchange Rate Variation (16) (%)	31.2		32.6		14.3		8.2		4.7
CER (17)	24.3		10.5		10.6		9.5		11.0

The ratios disclosed above are considered significant by the management of Grupo Financiero Galicia despite of the fact that they are not a specific requirement of any GAAP.

(1)	The exchange rate used to convert the December 31, 2014, amounts into Dollars was Ps.8,5520 per US$1.00. All amounts are stated in millions of Pesos, except inflation and exchange rates, percentages, ratios, multiples and per-share data.
(2)	Net financial income primarily represents income from interest on loans and other receivables resulting from financial brokerage plus net income from government and corporate debt securities, including gains and losses, minus interest on deposits and other liabilities from financial intermediation. It also includes the CER adjustment.
(3)	Primarily includes debt with merchants and liabilities with other banks and international entities.
(4)	The average balances of assets, including the related interest that is due are calculated on a daily basis for Banco Galicia and for Galicia Uruguay, as well as for Tarjetas Regionales consolidated with its operating subsidiaries, and on a monthly basis for Grupo Financiero Galicia and its non-banking subsidiaries.
(5)	Net interest earned divided by interest-earning assets. For a description of net interest earned, see Item 4. “Information on the Company-Selected Statistical Information-Interest-Earning Assets-Net Yield on Interest-Earning Assets”.
(6)	Financial margin represents net financial income divided by average interest-earning assets.
(7)	Net income excluding minority interest as a percentage of average total assets.
(8)	Net income as a percentage of average shareholders’ equity.
(9)	Operating income is defined as net financial income plus net income from services.
(10)	Administrative expenses as a percentage of operating income as defined above.
(11)	Past-due loans are defined as the aggregate principal amount of a loan plus any accrued interest that is due and payable for which either the principal or any interest payment is 91 days or more past due.
(12)	Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.
(13)	Charge-offs plus direct charge-offs minus bad debts recovered.
(14)	As measured by the annual change in the end-of-period Wholesale Price Index (“WPI”), published by INDEC (as defined herein).
(15)	As measured by the annual change in the end-of-period Consumer Price Index (“CPI”), published by INDEC.
(16)	Annual change in the end-of-period exchange rate expressed in Pesos per Dollar.
(17)	The “CER” is the “Coeficiente de Estabilización de Referencia”, an adjustment coefficient based on changes in the CPI.

Exchange Rate Information

The following table sets forth the annual high, low, average and period-end exchange rates for Dollars for the periods indicated, expressed in Pesos per Dollar and not adjusted for inflation.

	Exchange Rate (1)
	High	Low	Average		Period-End
	(in Pesos per Dollar)
2010	3.9857	3.7942	3.9226	(2)	3.9758
2011	4.3035	3.9715	4.1442		4.3032
2012	4.9173	4.3048	4.5760		4.9173
2013	6.5180	4.9228	5.5442		6.5180
2014	8.5555	6.5430	8.2314		8.5520

October 2014	8.5027	8.4475	8.4803		8.5023
November 2014	8.5260	8.5065	8.5140		8.5255
December 2014	8.5555	8.5263	8.5495		8.5520
January 2015	8.6395	8.5537	8.6024		8.6395
February 2015	8.7260	8.6488	8.6859		8.7243
March 2015	8.8197	8.7310	8.7790		8.8197

(1)	Using closing reference exchange rates as published by the Argentine Central Bank.
(2)	Annual average: based on the last day of each month’s closing quotation.
(3)	Monthly average: daily closing quotations.

As of April 27, 2015, the exchange rate was Ps.8.8935 for US$1.00.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

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

Historically, Argentina’s economy has experienced periods of high levels of instability and volatility, low or negative economic growth and high and fluctuating levels of inflation and devaluation. There are a number of factors that could have a material and adverse effect on Argentina’s economy, in general, and, in particular, on Grupo Galicia’s results of operations, the rights of the holders of securities issued by Grupo Galicia and the value of such securities. These factors include, but are not limited to, Argentina’s inability to sustain economic growth, the effects of inflation, Argentina’s limited ability to obtain external financing, a decline in the international prices for Argentina’s main commodity exports, fluctuations in the exchange rate of other countries against which Argentina competes, regulatory actions taken by the Government (including, for example, the nationalization of YPF, certain changes in the legal framework applicable to the capital markets, and restrictions regarding the foreign exchange market), actions taken by the Government regarding the enforcement of the ongoing lawsuit with the holdout creditors from Argentina’s debt default and the vulnerability of the Argentine economy to external shocks.

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

During 2014, the economic activity showed signs of contraction mainly due to a significant reduction in sales by the automotive sector, among others. Although the government implemented several actions in other to counteract the weakening of the economy, the financial metrics for 2014 demonstrated a weakening as compared to 2013.

Factors such as those described above as well as general governmental regulatory intervention and the deterioration in certain variables in the international context could lead to a slowdown in the Argentine economic growth rate and a high inflation rate. Further, no assurance can be given that additional events in the future, such as the enactment of new regulations by the Argentine government or authorities will not occur. In addition, in October presidential elections will take place in Argentina, and its outcome is still uncertain. As a result of all the foregoing, the financial position and results of operations of private sector companies in Argentina, including Grupo Galicia, the rights of holders of securities issued by such institutions and the value of such securities may be negatively and adversely impacted.

The performance of the Argentine economy may deteriorate due to current economic conditions and any significant decline may adversely impact Grupo Galicia’s financial condition.

According to the Argentine Institute of Statistics and Census (“INDEC”), Argentina’s Gross Domestic Product (“GDP”), in real terms, grew by 3.1% in 2008, 0.1% in 2009, 9.5% in 2010, 8.4% in 2011, 0.8% in 2012, 2.9% in 2013 and 0.5% in 2014. Thus, after the recovery observed in 2010 and 2011, in 2012 the economy suffered a slowdown as a result of the negative impact of lower crop yields, Brazil’s economic slowdown, and the deterioration in the investment climate due to heightened regulations and the domestic economy’s loss of competitiveness resulting from a level of inflation that exceeded the exchange depreciation rate. The reversal of some of these factors, primarily the improvement recorded in the agricultural sector and the recovery of the automotive sector as a result of a higher demand from Brazil, contributed to the acceleration of the Argentine economy in 2013. During 2014, however, the level of economic activity decreased and the GDP only grew at an annual rate of 0.5%. International factors, such as the strengthening of U.S. currency which impacted commodity price dynamics (particularly worthmentioning for the Argentine economy are those of soy and oil) and the stagnation of the Brazilian economy, contributed to the lower GDP growth rate. In addition to these events, the macroeconomic imbalances as well as the regulatory risks continue, creating risks as to the domestic economy’s performance.

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

In addition, the Argentine economy may be subject to further deterioration as a result of the following economic conditions:

•	a limited availability of long-term credit;

•	difficulty in reducing the high spending growth rate;

•	high inflation rates;

•	the shortage of foreign currency, which limits economic growth and which could lead to additional restrictions on the foreign exchange market;

•	the ongoing review of the regulatory framework applicable to many private sector activities which remains uncertain; and

•	the dependency of economic recovery on high commodity prices, which are volatile and beyond the control of the Argentine government.

A continued slowdown in Argentina’s economic growth or an increased level economic instability may have a significant adverse effect on Grupo Galicia’s business, financial position and results of its operations and the trading price for its ADSs.

If the high levels of inflation continue, the Argentine economy and Grupo Galicia’s financial position and business could be adversely affected.

The high rate of economic growth in recent years, which has been fueled by Argentina’s full utilization of its installed productive capacity, along with expansive fiscal and monetary policies, has caused a high level of inflation in Argentina since 2007. According to INDEC data, the CPI grew 10.9% in 2010, 9.5% in 2011, 10.8% in 2012, 10.9% in 2013 and 23.9% in 2014. The WPI increased 14.6% in 2010, 12.7% in 2011, 13.1% in 2012, 14.8% in 2013 and 28.3% in 2014. In the past, inflation has materially undermined the Argentine economy and the government’s ability to generate conditions that fostered economic growth. In addition, high inflation or a high level of volatility with respect to the same may materially and adversely affect the business volume of the financial system and prevent the growth of intermediation activity levels. This result, in turn, could adversely affect the level of economic activity and employment.

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

In addition to the above, the accuracy of the measurements of the INDEC is in doubt, and the current actual consumer and wholesale price indices may be significantly higher than those indicated by INDEC. If a correction of the CPI and other INDEC indices is deemed necessary, this may lead to a marked loss of confidence in the Argentine economy. A new index with nationwide coverage (the Índice de Precios al Consumidor Nacional urbano or IPCNu), the methodology of which was developed with help from the IMF, was introduced in January 2014 to replace the previous CPI index used by the INDEC that only covered the Autonomous City of Buenos Aires (“Buenos Aires”) and its outskirts. Although IPCNu’s initial figures were close to figures calculated by private consultants, during 2014 the IPCNu measurements gradually began to differ from those of private consultants and, as a result of such differentiation, the accuracy of the measurements of the IPCNu is also in dobut.

Argentina’s ability to obtain financing and to attract direct foreign investment is limited and may adversely affect Grupo Galicia’s financial position, results of operations and business.

As of the date hereof, Argentina has very limited access to foreign financing, primarily as a result of a default in December 2001 on its debt to foreign bondholders, multilateral financial institutions and other financial institutions. Although Argentina settled all of its outstanding debt with the IMF in 2006, carried out a variety of debt swaps with certain bondholders between 2004 and 2010, and reached an agreement with the Paris Club in 2014, the Government is still in default with some of its foreign creditors.

In this regard, among other issues, Argentina is currently involved in litigation in U.S. courts with the holdout bondholders, i.e. those bondholders that chose not to participate in the above mentioned debt swaps. Although the Government timely made payment on its 2005 and 2010 restructured bonds, some of the holders of such bonds did not receive their payments due to injuntions imposed by the relevant New York court. As a consequence, the Government was declared in technical default on its 2005 and 2010 restructed bonds in July 2014. The outcome of this litigation and the technical default is still uncertain. In addition, the foreign shareholders of several Argentine companies, mostly public utilities, have filed claims with the International Centre for Settlement of Investment Disputes (“ICSID”), alleging that the emergency measures adopted by the Argentine government differ from the fair and equitable treatment provisions set forth in several bilateral investment treaties to which Argentina is a party. Both items would entail a contingent debt that would exceed US$20 billion. In 2014, the Govenrment fully paid Repsol´s claim stemming from the Government’s nationalization of the oil company YPF, in 2012, and also reached an agreement with other five foreign companies that had pending claims in the ICSID.

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

Argentina’s economic recovery since the 2001-2002 crisis has taken place within a context of increasing prices for commodity exports, such as soy, which represented 28% of Argentine exports in 2014. High prices for commodities have contributed to the increase in exports by Argentina since the third quarter of 2002, and have contributed to increased tax revenues for the Argentine government, mainly from export taxes (withholdings). However, this reliance on the export of certain commodities, such as soy, has made the Argentine more vulnerable to fluctuations in their prices.

A significant increase in the real appreciation of the Peso could affect Argentina’s competitiveness, substantially affecting exports, and this, in turn could prompt new recessionary pressures on the country’s economy and a new imbalance in the foreign exchange market, which could lead to a high degree of volatility in the exchange rate. Most importantly, in the short term, a significant appreciation of the real exchange rate could substantially reduce the Argentine public sector’s tax revenues in real terms, given the strong reliance on taxes on exports (withholdings). The occurrence of the foregoing could lead to higher inflation and potentially materially and adversely affect the Argentine economy, as well as Grupo Galicia’s financial condition and operating results and, thus, the trading prices for its ADSs.

Volatility in the regulatory framework could have a material adverse effect on Argentina’s economy in general, and on Grupo Galicia’s financial position, specifically.

In response to the 2001-2002 economic crisis, the Argentine government enacted several laws amending the regulatory framework governing a number of different activities. The Argentine government continues to exert significant control over the economy. For example, since fiscal year 2012, the Argentine Central Bank passed a number of regulations that require financial entities, including Banco Galicia, to provide loans with interest rates that are below the then prevailing market interest rates and, during the fiscal year 2014, the Argentine Central Bank passed new regulations limiting the interest rates and fees that can be charged by finantial entities for certain types of loans to individuals. In addition, political and social pressures could inhibit the Argentine government’s implementation of policies designed to maintain price stability, generate growth and enhance consumer and investor confidence.

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

During 2011 and 2012, Greece and, to a lesser extent, other European countries such as Portugal, Ireland, Spain and Italy, continued facing significant problems, and the risk of these issues continuing into the future continues to be a concern. The problems faced by the European Union’s periphery countries, resulting from a combination of factors such as low growth, fiscal woes and financial pressures, are particularly acute. Reestablishing financial and fiscal stability to offset the low or zero growth continues to pose a challenge. As a result, the leading economies of the European Union imposed emergency economic plans in such countries which plans are still in place. During 2014, the U.S. Federal Reserve reduced its asset purchase and its monetary easing programs. Therefore, such changes started to strengthen the U.S. Dollar globally, affecting commodity prices evolution and lowering capital inflows to emerging markets.

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

During 2014 the exchange rate of the Argentine peso had an erratic path. On January the official exchange rate suffered a devaluation of approximately 23% against the U.S. dollar, and since then the ARS/USD parity observed a more stable path, reaching a devaluation of approximately 30.7% during the fiscal year. As a consequence, the exchange rate as of the date of this report may not be indicative of current or future exchange rates.

The Argentine foreign exchange market is subject to controls, which may adversely affect the ability and the manner in which Grupo Galicia repays its obligations denominated in, indexed or to otherwise connected to a foreign currency.

Decree No. 1570/01, effective as of December 3, 2001, established certain restrictions on the transfer of foreign currencies out of Argentina, prohibiting most ordinary foreign currency transfers abroad. Decree No. 1606/01 maintained the same restrictions, but has incorporated additional restrictions regarding the transfers of funds that entered Argentina after December 3, 2001 to foreign countries.

Subsequently, the Argentine government issued Decree No. 616/05 (and supplementary regulations), which regulated Argentina’s capital inflows and outflows. Basically, this decree establishes that, subject to certain exceptions, funds transferred into Argentina by residents and non-residents are subject to a deposit, called an “encaje”, equal to 30% of the amount transferred, which must be deposited in U.S. Dollars for one year in a local financial institution, during which time such amount will not bear interest. This deposit cannot be transferred and cannot be used as security. This regulation also establishes that Argentine companies must obtain the approval of the Argentine Central Bank (BCRA, as per its initials in Spanish) in order to transfer funds from Argentina to accounts abroad, subject to certain exceptions, and also sets forth the prerequisites for individuals to acquire and transfer funds in the foreign exchange market without requiring that prior authorization.

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

Service of process upon individuals or entities which are not resident in the United States may be difficult to obtain in the United States. Grupo Galicia and substantially all of its subsidiaries are companies incorporated under the laws of Argentina. Most of their shareholders, directors, members of the Supervisory Syndics’ Committee, officers, and some specialists named herein are domiciled in Argentina and the most significant part of their assets is located in Argentina. Although Grupo Galicia has an agent to receive service of process in any action against it in the United States with respect to its ADSs, none of its executive officers or directors has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult to effect service of process against Grupo Galicia’s executive officers and directors. Additionally, under Argentine law, the enforcement of foreign judgments will only be allowed if the requirements in sections 517 to 519 of the National Code of Civil and Commercial Procedures are met or, if it is one of the powers governed by provincial law, the requirements in the applicable local code of procedure, and provided that the foreign judgment does not infringe on concepts of public policy in Argentine law, as determined by the competent courts of Argentina. An Argentine court may consider the enforcement of foreign judgments which order payments to be made pursuant to a foreign-currency denominated security, to holders outside Argentina is contrary to the public policy of Argentina if for instance at such time there are legal restrictions in place prohibiting Argentine debtors from transferring foreign currency abroad to pay off debts.

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

As a result of the 2001-2002 economic crisis, the volume of financial intermediation activity dropped dramatically: private sector credit plummeted from 24% of GDP in December 2000 to 7.7% in June 2004 and total deposits as a percentage of GDP fell from 31% to 23.2% during the same period. The depth of the crisis and the effect it had on depositors’ confidence in the financial system created uncertainty as to its ability to act as an intermediary between savings and credit. Further, the ratio of total financial system’s private-sector deposits and loans to GDP is low when compared to international levels and lower than the periods prior to the crisis, with loans to the private sector representing approximately 15% of GDP as of December 31, 2014.

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

Banco Galicia’s exposure to the public sector as of December 31, 2014 was Ps.10,968 million, representing approximately 10.4% of its total consolidated assets and 1.1 times its shareholders’ equity. Of this total, Ps.3,405 million corresponded to Argentine government securities, while the remaining Ps.7,563 million were Argentine Central Bank debt instruments. As a result, Banco Galicia’s income-generating capacity may be materially impacted, or may be particularly affected by the Argentine public sector’s repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above. Banco Galicia’s ability to honor its financial obligations may be adversely affected by the Argentine government’s repayment capacity or its failure to meet its obligations in regard to Argentine government obligations owed to Banco Galicia.

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

Grupo Galicia’s subsidiaries are under no obligation to pay any amount to enable Grupo Galicia to carry out investment activities and/or to cancel its liabilities, or to give Grupo Galicia funds for such purposes. Each of the subsidiaries is a legal entity separate from Grupo Galicia, and due to certain circumstances, legal or contractual restrictions, as well as to the subsidiaries’ financial condition and operating requirements, Grupo Galicia’s ability to receive dividends and its ability to develop its business and/or to comply with payment obligations, could be limited. Under certain regulations and agreements, Banco Galicia has restrictions related to dividend distribution. In particular, effective as of the end of 2011, the Argentine Central Bank implemented new regulations regarding dividend distribution. These new regulations established that after paying dividends, financial institutions must still have an excess of computable capital over the new minimum requirement of 75%, an increase from the previous requirement of 30%. As a result of these regulations, Banco Galicia was unable to declare dividends for the fiscal year ended December 31, 2014, and therefore the ability of Grupo Financiero Galicia to pay dividends has been negatively impacted. In addition, the Federal Public Revenue Authority enacted new regulation (effective since February, 2013), requiring an Anticipated Affidavit of (Financial) Payments Abroad (named “DAPE”) in order to complete payments of dividends to non-residents (among other concepts which are also subject to the mandatory DAPE).

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

A percentage of Banco Galicia’s liquidity is derived from local banks and the local capital market. As of December 31, 2014, Banco Galicia’s liquidity ratio was 38.6%, as measured by liquid assets as a percentage of total deposits (liquid assets that include cash, bank loans, holdings of securities issued by the Argentine Central Bank (“Lebac” and “Nobac”), net interbank loans, short-term placements with correspondent banks and repurchase agreement transactions in the local market). Any disruptions in the local capital market or in the local financial market, as have been experienced by Argentina in the past, may result in a reduction in availability and/or increased cost of financing for liquidity obtained from such sources. These conditions may impact Banco Galicia’s ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute its growth strategy. Any such event may adversely affect Banco Galicia’s financial position and/or results of operations.

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

History and Development of the Company

Our legal name is Grupo Financiero Galicia S.A. We are a financial services holding company that was incorporated on September 14, 1999, as a sociedad anónima (which is a stock corporation) under the laws of Argentina. As a holding company we do not have operations of our own and conduct our business through our subsidiaries. Banco Galicia is our main subsidiary and one of Argentina’s largest full-service banks. Through the operating subsidiaries of Tarjetas Regionales (of which Banco Galicia owns 77%), a holding company controlled by Banco Galicia, and CFA (of which Banco Galicia owns 97% and Grupo Financiero Galicia owns 3%) we provide proprietary brand credit cards throughout the “Interior” of the country and consumer finance services throughout Argentina. Argentines refer to the Interior as that part of the country’s territory different from the federal capital and the areas surrounding the city of Buenos Aires (“Greater Buenos Aires”), i.e., the provinces, including the Buenos Aires Province but excluding the city of Buenos Aires and its surroundings. Through Sudamericana and its subsidiaries we provide insurance products in Argentina. We directly or indirectly own other companies providing financial related products as explained herein. We are one of Argentina’s largest financial services groups with consolidated assets of Ps.107,314 million as of December 31, 2014.

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

Our domicile is in Buenos Aires, Argentina. Under our bylaws, our corporate duration is until June 30, 2100. Our duration can be extended by a resolution passed at the extraordinary shareholders’ meeting. Our principal executive offices are located at Teniente General Juan D. Perón 430, Twenty-Fifth floor, (C1038AAJ), Buenos Aires, Argentina. Our telephone number is (54-11) 4343-7528.

Our agent for service of process in the United States is C T Corporation System, presently located at 111 8th Avenue, New York, New York 10011.

Organizational Structure

The following table illustrates our organizational structure as of December 31, 2014. Percentages indicate the ownership interests held.

All the companies shown in the chart are incorporated in Argentina, except for Galicia Uruguay, which is incorporated in Uruguay and which is currently not an operating financial institution.

History

Grupo Financiero Galicia

Grupo Financiero Galicia was formed on September 14, 1999 as a financial services holding company to hold all the shares of the capital stock of Banco Galicia held by members of the Escasany, Ayerza and Braun families. Its initial nominal capital amounted to 24,000 common shares, 12,516 of which were designated as class A ordinary (common) shares (the “class A shares”) and 11,484 of which were designated as class B ordinary (common) shares (the “class B shares”).

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

On May 16, 2000, our shareholders held an extraordinary shareholders’ meeting during which they unanimously approved a capital increase of up to Ps.628,704,540 and the public offering and listings of our class B shares. All of new common shares were designated as class B shares, with a par value of Ps.1. During this extraordinary shareholders’ meeting, all of our existing shareholders waived their preemptive rights. In addition, the shareholders determined that the exchange ratio for the exchange offer would be one class B share of Banco Galicia for 2.5 of our class B shares and one ADS of Banco Galicia for one of our ADSs. The exchange offer was completed in July 2000 and the resulting capital increase was of Ps.549,407,017. At date of completion of the exchange offer, our only significant asset was our 93.23% interest in Banco Galicia.

On January 2, 2004, our shareholders held an extraordinary shareholders’ meeting during which they approved a capital increase of up to 149,000,000 preferred shares, each of them mandatorily convertible into one of our class B shares on the first anniversary of the date of issuance, to be subscribed for in up to US$100 million of face value of subordinated notes to be issued by Banco Galicia to its creditors in the restructuring of the foreign debt of its head office in Argentina (the “Head Office”) and its Cayman Branch, or cash. This capital increase was carried out in connection with the restructuring of Banco Galicia’s foreign debt. On May 13, 2004, we issued 149,000,000 preferred non-voting shares, with preference over the ordinary shares in the event of liquidation, each with a face value of Ps.1. The preferred shares were converted into class B shares on May 13, 2005. With this capital increase, our capital increased to Ps.1,241,407,017.

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

This merger resulted in an increased ownership interest by Grupo Financiero Galicia in its principal subsidiary Banco Galicia of 25,454,193 class B shares of Banco Galicia representing 4.526585% of the total capital stock of Banco Galicia previously owned by Lagarcué S.A. and Theseus S.A.

Consequently, Grupo Financiero Galicia agreed to increase its capital stock by issuing 58,857,580 new class B shares representing 4.526585% of the outstanding capital stock of Grupo Financiero Galicia to be delivered to the shareholders of Lagarcué S.A. and Theseus S.A.

Additionally, Grupo Financiero Galicia, together with Banco Galicia and the shareholders of Lagarcué S.A. and Theseus S.A., signed a supplemental agreement governing operational issues and providing for the settlement and mutual withdrawal of any pending claims.

All documentation related to the merger of Lagarcué S.A. and Theseus S.A. into Grupo Financiero Galicia was approved at the extraordinary shareholders’ meeting of Grupo Financiero Galicia held on November 21, 2013, including the exchange ratio and the above mentioned capital increase of Ps.58,857,580 through the issuance of 58,857,580 class B shares, with a face value of Ps.1, one vote per share, entitled to participate in the profits of the financial year beginning on January 1, 2013.

On December 18, 2013, the definitive merger agreement contemplating the merger of Lagarcué S.A. and Theseus S.A. into Grupo Galicia was registered in a public deed pursuant to the terms of paragraph 4 of article 83 of the Ley de Sociedades Comerciales (Law No. 19,550, as amended, the Commercial Corporations Law or “Corporations Law”), and effective as of September 1, 2013. Therefore, 25,454,193 class B shares of Banco Galicia, representing 4.526585% of its capital stock previously owned by Lagarcué S.A. and Theseus and S.A. were transferred to Grupo Financiero Galicia. As a result, Grupo Financiero Galicia owns 560,199,603 shares of Banco Galicia, representing 99.621742% of its capital stock and voting rights.

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

In compliance with Argentine regulations, Grupo Financiero Galicia made all required communications and paid the amounts corresponding to the remaining shares of Banco Galicia held by third parties. On August 4, 2014, Grupo Financiero Galicia became the owner of 100% of the outstanding capital stock of Banco Galicia when the relevant unilateral declaration to acquire the remaining shares of Banco Galicia held by third parties recorded as a public deed pursuant to Article 95 of the Law No. 26,831 (the “Capital Markets Law”, in Spanish “Ley de Mercado de Capitales”).

Moreover, on April 15, 2014, the Board of Directors approved the purchase of 95% of the capital stock of Galicia Administradora de Fondos from Banco Galicia for an amount of Ps.39 million.

Banco Galicia

Banco Galicia. is a banking corporation organized as a stock corporation under Argentine law and supervised and licensed to operate as a commercial bank by the Superintendencia de Entidades Financieras y Cambiarias (Superintendency of Financial Institutions and Exchange Bureaus or the “Superintendency”).

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

In the late 1950s, Banco Galicia launched the equity mutual fund FIMA Acciones and founded the predecessor of the asset manager Galicia Administradora de Fondos. Beginning in the late 1960s Banco Galicia began to establish an international network mainly comprised of branches in New York and in the Cayman Islands, a bank in Uruguay and several representative offices.

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

Pursuant to Resolution No. 124, dated June 7, 2010, the Argentine Central Bank authorized the purchase of the shares of the CFA Group by Banco Galicia and Tarjetas Regionales and on August 31, 2010, through Resolution No. 299, the National Commission for the Defense of Competition (Comisión Nacional de Defensa de la Competencia) approved the transaction. The purchase of the shares of the CFA Group was completed by Banco Galicia (95%) and Tarjetas Regionales (5%) on June 24, 2010. The price to acquire the shares of these companies was Ps.334 million. This purchase was financed with Banco Galicia’s available cash, within its ordinary course of business. During the fiscal year ended December 31, 2011, the 5% interest held by Tarjetas Regionales was acquired by Grupo Financiero Galicia and Banco Galicia, which acquired 3% and 2% of such interest, respectively. Following such acquisition, Banco Galicia held a 97% interest in CFA. See “-Compañía Financiera Argentina” below.

On February 25, 2014, Grupo Financiero Galicia, which controled 99.62% of the shares of Banco Galicia, resolved to issue an offer to acquire the 2,123,962 shares of Banco Galicia owned by third parties. On April 24, 2014, said transaction was approved by the CNV and on July 14, 2014, it was incorporated by the Argentine Superintendency of Corporations. Currently, 100% of the outstanding capital stock of Banco Galicia is owned by Grupo Financiero Galicia. See “-Grupo Financiero Galicia” above.

In addition, Banco Galicia requested to delist its shares from the BASE to become a privately held company. Banco Galicia’s quotation was suspended on April 30, 2014. On August 21, 2014, the CNV approved Banco Galicia’s request to delist its shares from the BASE.

On April 15, 2014, Banco Galicia sold its interest in Galicia Administradora de Fondos to Grupo Financiero Galicia for Ps.39 million.

During the third quarter of fiscal year 2014, Banco Galicia sold to Visa Argentina S.A., a company in which the Bank has a 15.9% equity interest, its equity investment in Banelco S.A., for Ps.40 million.

Restructuring of the Foreign Debt of Banco Galicia’s Head Office in Argentina and its Cayman Branch

On May 18, 2004, Banco Galicia successfully completed the restructuring of US$1,321 million of the debt of Banco Galicia’s Head Office and its Cayman Branch, consisting of bank debt (including debt with multilateral credit agencies) and bonds. This amount represented 98% of the foreign debt eligible for restructuring. As of December 31, 2014, the principal amount of old debt, the holders of which did not participate in the exchange offer was US$1 million.

Banco Galicia paid creditors who elected to participate in the cash offer and the Boden offer and issued (i) US$649 million of long-term Dollar-denominated debt instruments, of which US$465 million were Dollar-denominated notes due 2014 (referred to as the “2014 Notes”) and (ii) US$400 million of medium-term Dollar-denominated debt instruments, of which US$353 million were Dollar-denominated notes due 2010 (referred to as the “2010 Notes”).

In January 2010, Banco Galicia paid the last amortization installment of its 2010 Notes, for a principal amount of US$34 million and in November 2010, Banco Galicia redeemed all its 2014 Notes, for an outstanding principal amount of US$102 million.

During February 2011, Banco Galicia partially redeemed capitalized interest of its Subordinated Notes Due 2019 for US$90 million (and accrued interest thereof for US$1.4 million), which amount was capitalized between January 1, 2004 and December 31, 2010, and was originally scheduled to be paid on January 1, 2014.

In addition, in December 2011, with respect to such notes, Banco Galicia made an advance payment of interest, including both interests that capitalized from January 1, 2011 to June 30, 2011, of US$6 million, and accrued interest thereof for US$0.3 million. Such payment was originally scheduled to be made on January 1, 2014.

In January 2014, Banco Galicia paid cumulative interest accrued on these notes from July 1, 2011 to December 31, 2013 for US$29 million.

As of December 31, 2014, the outstanding principal amount of debt resulting from the above-mentioned restructuring amounted to US$224 million. For more information see Item 5.A. “Operating Results-Contractual Obligations” and “Operating Results-Funding”.

Grupo Financiero Galicia holds a credit against Banco Galicia for a face value of US$10 million, as a result of the acquisition from third parties of subordinated loans maturing in 2019.

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

Due to the effects of the 2001-2002 crisis on Galicia Uruguay, in early 2002, the Central Bank of Uruguay suspended its activities and assumed control and management of Galicia Uruguay. In December 2002, Galicia Uruguay restructured its deposits into debt maturing in 2011. On June 1, 2004, Galicia Uruguay’s license to operate as a domestic commercial bank was revoked by the Central Bank of Uruguay, but it retained the license from the Uruguayan government’s executive branch. Control and management of Galicia Uruguay by the Central Bank of Uruguay ended on February 22, 2007. On May 15, 2009, Galicia Uruguay made available to its clients in advance US$27 million, corresponding to the remaining balance of its restructured debt, which was initially due in September 2011. Therefore and having fulfilled its obligations, its shareholders have resolved, at the shareholders’ meeting held on June 30, 2010, to voluntarily dissolve and liquidate the company.

Furthermore, taking into consideration the financial condition and the evolution estimated in the liquidation process, shareholders decided to reduce the company’s computable capital for a value equal to US$2.1 million through the voluntary redemption of shares, which was carried out on October 18, 2010. During 2013 and 2014, shareholders decided two new voluntary redemptions of shares. These redemptions were carried out for a value equal to US$2.1 million and US$3.3 million, on November 18, 2013 and September 10, 2014, respectively.

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

In March 2014, Galicia Cayman shareholders’ approved the move of the registered office of the company from the Cayman Islands to Argentina. Galicia Cayman was incorporated in Argentina by the Provincial Registry of Corporations of the Province of Mendoza as Galicia Cayman S.A.

In September 2014, the Bank entered into a preliminary agreement to merge Galicia Cayman into the Bank, effective as of October 1, 2014. The Bank controlled 99.989% of the shares of Galicia Cayman and had an option to purchase the remaining 0.011% which was owned by Cobranzas y Servicios SA. In November 2014, the Bank’s shareholders’, through an extraordinary shareholders’ meeting, exercised the above mentioned option and proceeded to implement the dissolution without liquidation of Galicia Cayman.

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

During May 2014, an extraordinary shareholders’ meeting of Tarjetas del Mar approved a capital increase of Ps.32 million, which was fully subscribed for by Sociedad Anónima Importadora y Exportadora de la Patagonia. As a consequence, the Bank currently holds a 58.8% equity interest in Tarjetas del Mar, while Compañía Financiera Argentina holds a 1.2% equity interest and Sociedad Anónima Importadora y Exportadora de la Patagonia holds the remaining 40%.

As of December 31, 2014, Banco Galicia held 77% of Tarjetas Regionales. In turn, Tarjetas Regionales directly and indireclty held 100% of Tarjeta Naranja and 100% of Tarjetas Cuyanas.

These companies have experienced a significant expansion of their customer bases, in absolute terms and with respect to the range of customers served, number of cards issued, distribution networks and size of operations, as well as a technological upgrade and general modernization. By mid 1995, Tarjeta Naranja had approximately 200,000 cards outstanding. As of December 31, 2014, the Regional Credit Card Companies, on a consolidated basis, had approximately 9 million issued cards and were the largest proprietary brand credit card operation in Argentina.

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

In addition, Tarjeta Naranja has exported its business model to the Dominican Republic, where it commenced operations in 2007 through a joint venture with Grupo León, and to Peru, where we commenced operations in 2011 through a joint venture with Banco de Crédito del Perú. As of the end of the second quarter of 2012, Tarjeta Naranja Dominicana S.A.’s shareholders decided to sell to Banco Múltiple León S.A. (holder of the remaining 50% interest in Tarjeta Naranja Dominicana S.A.’s capital stock) Tarjeta Naranja Dominicana S.A.’s rights related to customers and to start the liquidation of the company. Later, on October 14, 2014, Tarjeta Naranja entered into the final agreement to transfer its interest in Tarjeta Naranja Perú (a joint venture, equivalent to 24% of the capital stock of such company, to Grupo Crédito S.A. for US$900,000. As of the date of this annual report, the shares have been transferred.

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

Sudamericana Holding

In 1996, Banco Galicia entered the bank insurance business, through the establishment of a joint venture with Hartford Life International to sell life insurance and annuities, in which it had a 12.5% interest. In December 2000, Banco Galicia sold its interest in this company and purchased 12.5% of Sudamericana, a subsidiary of Hartford Life International. As a result of various acquisitions, Grupo Financiero Galicia owns 87.5% of Sudamericana (with the remaining 12.5% being held by Banco Galicia) which offers life, retirement, property and casualty insurance products in Argentina through its subsidiaries Galicia Seguros S.A. (“Galicia Seguros”), which provides property, casualty and life insurance, Galicia Retiro Compañía de Seguros S.A. (“Galicia Retiro”), which provides retirement insurance and Galicia Broker Asesores de Seguros S.A. (“Galicia Broker”)., an insurance broker

In addition, during fiscal year 2012 Galicia Seguros, together with other three insurance companies, created Nova Re Compañía Argentina de Reaseguros S.A., the goal of which is to increase the scope of offerings of reinsurance products in Argentina.

Galicia Administradora de Fondos

Incorporated in 1958, Galicia Administradora de Fondos manages the FIMA family mutual funds that are distributed by Banco Galicia through its multiple channels (network of branches and home banking and investment centers, among others). The company’s team is comprised of asset management professionals whose goal is to manage FIMA family funds in order to meet the demand of individuals, companies and institutions. The assets of each fund are distributed across a variety of assets, such as bonds, negotiable obligations, trusts, shares and deposits, among others, in line with the fund’s investment objective.

On April 15, 2014, Banco Galicia sold its 95% interest in Galicia Administradora de Fondos to Grupo Financiero Galicia.

Its shareholders are Grupo Financiero Galicia, with a 95% stake, and Galicia Valores, with the remaining 5%.

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

Galicia Warrants is a leading company in the deposit certificates and warrants issuance market and its main customers belong to the agricultural, industrial and agro-industrial sectors, as well as exporters and retailers. Its main objective is to enable its customers to access credit and financing, which are secured by the property kept under custody. Its shareholders are Grupo Financiero Galicia, with an 87.5% stake, and Banco Galicia, with the remaining 12.5%

Business

Banking

Banco Galicia, our largest subsidiary, operates in Argentina and substantially all of its customers, operations and assets are located in Argentina. Banco Galicia is a bank that provides, directly or through its subsidiaries, a wide variety of financial products and services to large corporations, small and medium-sized companies, and individuals.

Banco Galicia is one of Argentina’s largest full-service banks and is a leading provider of financial services in Argentina. According to information published by the Argentine Central Bank, as of December 31, 2014, Banco Galicia ranked second in terms of assets, deposits and loan portfolio within private-sector banks in Argentina. As of the same date, Banco Galicia also ranked first among private-sector domestic banks in terms of assets, loans and deposits. Its market share of private sector deposits and of loans to the private sector was 8.79% and of 8.78% respectively, as of the end of 2014. On a consolidated basis, as of the end of fiscal year 2014, Banco Galicia had total assets of Ps.105,962 million, total loans of Ps.66,593 million, total deposits of Ps.64,708 million, and its shareholders’ equity amounted to Ps.9,899 million.

Banco Galicia provides a full range of financial services through one of the most extensive and diversified distribution platforms amongst private-sector financial institutions in Argentina. This distribution platform, as of December 31, 2014, was comprised of 261 full service banking branches, located throughout the country, 1,684 ATMs and self-service terminals owned by Banco Galicia, phone banking and e-banking facilities. Banco Galicia’s customer base, on an unconsolidated basis, was comprised of nearly 3 million customers, who were comprised of mostly individuals but who also included more than 77,000 companies. Banco Galicia has a strong competitive position in retail banking, both with respect to individuals and small- and medium-sized companies. Specifically, based on internal studies undertaken by Banco Galicia, it is estimated that Banco Galicia is one of the primary providers of financial services to individuals, one of the largest providers of credit cards, the primary private-sector institution serving the small- and medium-sized companies sector, and has traditionally maintained a leading position in the agriculture and livestock sectors. Banco Galicia’s primary clients are classified into two categories, the Wholesale Banking Division and the Retail Banking Division.

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

Banco Galicia has granted across Argentina multiple credit lines to companies to finance needs ranging from working capital to medium- to long-term investment projects.

The offer of Peso and Dollar-denominated medium- and long-term financing continued being improved through a broad offer of agreements with domestic and international agencies, such as the Inter-American Development Bank (“IDB”), FONTAR (Fondo Tecnológico Argentino), and the Bank for Investment and Foreign Trade (“BICE”), among others. Additionally, the benefits of all subsidized credit lines or lines with special conditions offered by the national and provincial public sector were offered to customers.

Through the “Credit Line for Productive Investment” (a credit line that is required to be offered by financial entities pursuant to Communication “A” 5380 and Communication “A” 5449) in order to finance investment projects to purchase capital goods and/or to finance the construction of facilities to produce goods and/or services and to market goods (excluding inventories), Banco Galicia disbursed more than Ps.5,300 million for approximately 5,900 loans to finance investment projects and more than 58,000 promissory note transactions. It is noteworthy that over 80% of the above-mentioned amount relates to financing for micro-, small- and medium-sized companies.

Galicia Office, Banco Galicia’s corporate e-banking service, provides a quick, dynamic and safe channel to manage the online accounts of corporate customers and continues to grow year after year. In this respect, Galicia Office’s transaction volumes increased by 51% as compared to fiscal year ended December 31, 2013.

During fiscal year 2014, the new version of Galicia Office, Galicia Office 3.0, was implemented, built on four focal points: design, user-friendliness, functionality and security.

These new features, along with improvements to menus, access and several other functionalities, continued to enhance customers’ internet transactions. Banco Galicia personnel also visited different areas of Argentina in order to communicate news about this product-channel.

In fiscal year 2014, Banco Galicia sought to establish its reputation as a bank that offers treasury solutions to companies and focused on developing new products that would allow it to differentiate itself from other players in the market. The introduction of the new payments menu which includes, for example, a self-service option for the delivery of checks for payments to suppliers, the ability to write checks online, and the ability to view checks for the payment to suppliers for non-customers through e-banking stood out.

Corporate Banking

This segment is comprised of companies and/or economic groups with annual sales over Ps.700 MM, multinational companies and listed companies. During fiscal year 2014, the Bank maintained its leading position and consolidated its presence in Corporate Banking, achieving first place in the Business-to-Business perceived quality ranking created by Mercado magazine. This was attained thanks to an effective commercial planning, the improvement in the service offering and the implementation of a differentiated advisory model, which allows the Bank to be close to its customers, meeting their different needs.

The constant search for tailor-made solutions, through the ongoing financial support and the cash management service offering, made it possible for the Bank to increase its treasury volumes by more than 60% as compared to the previous fiscal year.

During 2014, the Bank strengthened its position in syndicated loans and corporate debt issuances under the public offering system (notes and financial trusts) through its completion of leading more than 75 transactions, thus doubling the number of transactions conducted during 2013.

With respect to foreign trade transactions, the service model for such segment was supplemented in order to provide more expedient and tailor-made professional services in respect of the same.

Companies

This segment is comprised of companies whose revenues range from Ps.70 million to Ps.700 million. Among these types of companies, Banco Galicia is the leading bank in the segment, standing out in all business sectors. There are a total of 19 corporate banking centers throughout Argentina.

The synergy with the network of branches, supplemented with a team of professionals at each center specialized in foreign trade, treasury solutions, the agricultural sector and companies, is focused on offering a comprehensive service that is tailor-made to each business, with decentralized and regional decision and resolution.

The companies serviced by this segment increased their cross-selling again in 2014 and their number of transactions through the usual channels and primarily by joining Galicia Office and receiving its services.

Agricultural and Livestock Sector

For the ninth year in a row, according to the annual survey of ICASA/Mora y Araujo Consultant for Chacra Magazine that establishes the best positioned brands in this sector, Banco Galicia was ranked first among private banks in the agriculture and livestock sector.

Tarjeta Galicia Rural holds more than 37% of the market share of credit card-related transactions in this segment, having experienced a 36% increase in sales volumes, as compared to the 2013 fiscal year. More than 95 interest-free agreements were entered into with leading agricultural and livestock sector companies.

Noteworthy among the business activities carried out during the 2014 fiscal year were multiple financing offers to finance agricultural campaigns, including the structuring of loans to best suit each producer’s needs and the development of capital market transactions for such segment.

During the 2014 fiscal year, the twelfth edition of the Excelencia Agropecuaria La Nación - Banco Galicia Award (La Nación-Banco Galicia’s Agricultural Excellence Award) was achieved and Banco Galicia - Revista Chacra a la Gestión Solidaria del Campo Award (Banco Galicia-Chacra Magazine’s Rural Solidarity Award) and CAPA-Banco Galicia Award to the agricultural journalism were granted.

As in prior fiscal years, the Bank supported the research and outreach activities of Universidad Austral. The Bank also continued supporting the activities of the Fundación Producir Conservando, and the work of Asociación Argentina de Productores en Siembra Directa (Argentine Association of No-till Farming), as well as different activities promoted by Consorcios Regionales de Experimentación Agrícola (Agricultural Experimentation Regional Consortiums).

Foreign Trade

During the 2014 fiscal year, the foreign trade volumes (imports plus exports) amounted to US$12,023 million, which accounts for 9% of the trade balance.

Out of the total foreign trade transactions, 64% were carried out through electronic banking, representing a 36% increase as compared to fiscal year 2013.

During 2014, adjustments were made to the e-platform used for foreign trade transactions which improvements provided for a faster, more secure and more interactive tool for these customers to use from their offices.

Within the LEAN program, a methodoloty which aims to add value to products and services provided by the Bank and also to apply the most efficient practices and continuosly look for improvement oportunities, the Bank continued to develop and update the foreign trade operating system, seeking increased efficiency and customer service.

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

During 2014, non-financial public sector work was intended to strengthen the use of foreign trade tools among customers.

Through a business campaign targeting companies on the Automotive Property Registry, a 50% market share was achieved at national level, generating a new source of income and transactional deposits, as well as a source of customers to generate new payroll direct deposit.

In line with Banco Galicia’s strategy to generate increased transactional deposits, an alternative form of time deposit that can be cancelled before its maturity was offered to public sector customers for the first time in 2014. Bank Galicia also continued with its rollout and offering of collections and payment products to the public sector.

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

During 2014, in order to continue creating a specialized experience focused on the customer and to consolidate the leadership in the High-Income segment, the Bank developed new proposals for the Business and PyMEs segment (comprised by self employed individuals and small- and and medium-size companies).

The Bank also continued to take the lead in payroll direct deposit, increasing by 4% the number of customers, as compared to 2013, which lead to an increase in its market share.

The Retail Banking Division’s customer base grew 7% during 2014, exceeding 2 million customers.

In particular, the Business and PyMEs segment had a 13% increase in its customer base. The most important business achievements for such segment were the 9% increase in payroll accounts and, in terms of credit, the extending of loans as part of the Credit Line for Productive Investment for over Ps.1,100 million.

In turn, the Galicia Éminent service, a service aimed at the high-income customer segment, showed an interannual growth of 11%. In a highly competitive environment, as a result of the attractiveness of the segment, Galicia Éminent managed to be ranked first, based on studies conducted by private consulting firms in terms of service, and maintained its leadership position in premium credit card consumption throughout the year, as per the information furnished by Visa and Mastercard.

The “Move” service, an offering for the young people segment, began being marketed during 2014, seeking to attract many new customers at a low cost while also positioning the Bank as a leader in this new segment.

In the general income segment, the specific needs of customers were addressed by dividing the customers into sub-segments. First, for customer with a medium-high income, the Bank worked on relaunching the “Prefer” value offering, which relaunch generated an increase in the consumption and satisfaction level of these customers. For the medium income sub-segment, the Bank worked hard on implementing a contact policy to develop customers who established relationships through indirect channels and who became increasingly important during this year.

Furthermore, the Bank worked on improving its efficiency by reviewing the profitability of channels and moving transactions between channels, always taking into account the customers’ preferences or habits.

The Business Intelligence Division also worked on implementing the contact policy in order to acquire new customers and to sell new products to existing clients, communicate benefits, foster the use of different channels for the purpose of improving the activation and cross-selling new products after such new clients joined. In terms of relational communication, there was a 72% growth, as compared to 2013.

During the second half of 2014, the Bank also focused on the business intelligence service by the Wholesale Banking Division. This synergy between the wholesale Banking Division and the Retail Banking Division allowed adopting the best practices of both banking services and creating increased efficiency in the use of resources, increasing the volume of contacts to customers from the area.

The Private Banking Division offers professional financial services to individuals with medium- to high- net worth, through the management of their investments and the provision of financial advisory services. Private Banking offers its customers a wide range of domestic financial investment alternatives, such as deposits, FIMA mutual funds, government and corporate securities, as well as trusts and notes where Banco Galicia acts as an arranger.

One of the Private Banking premises, in line with the Bank’s strategy to differentiate itself from competitors through service quality, is the preferential treatment of its customers. In this regard, the service has a wide network of highly-trained officers, an investment center that operates from 8 a.m. to 6 p.m. and exclusive spaces for service.

In 2014, the Private Banking Division obtained the recertification of its Service Model under ISO 9001.

The credit and debit card business continued its strong growth during 2014, with a 40% increase in purchases, as compared to 2013, and over 210 million transactions during 2013, representing a 5% increase as compared to transactions during 2013. The Bank’s market share in the banking means of payment (i.e., credit and debit cards business) reached 12.3%.

During the 2014 fiscal year, over 370,000 primary cards and 330,000 additional cards were issued, totaling approximately 4 million cards. With approximately 2,500 business agreements, Banco Galicia provides benefits to its customers at approximately 12,000 stores in various industries and throughout the country.

Through the program to encourage consumption and production of goods and services called “AHORA 12” (NOW 12 Installments), Ps.556 million were financed from its beginning in September to year-end.

Regarding customers’ rewards for their relation with the Bank and the use of bank products, customers can take advantage of several benefits through the Quiero! Fidelity Program and plan trips through the QuieroViajes program.

Banco Galicia’s extensive network of branches is one of the key components of its distribution network, and one of its most important competitive advantages. Banco Galicia’s distribution network is supported by its intranet, information technology systems, customer incentives offered in connection therewith and the constant monitoring of its customer service quality.

As of December 31, 2014, Banco Galicia’s geographical distribution of its branches was as follows:

Geographical Area	Number of Branches
City of Buenos Aires and Greater Buenos Aires	152
Rest of the Province of Buenos Aires	34
Santa Fe	16
Córdoba	15
Mendoza	9
Chubut	5
Entre Ríos	4
Río Negro and Tucumán	3	each
Corrientes, La Pampa, Misiones, San Luis and Tierra del Fuego	2	each
Catamarca, Chaco, Formosa, Jujuy, La Rioja, Neuquén, Salta, Santa Cruz, Santiago del Estero and San Juan	1	each

Total	261

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

Galicia Servicios Móviles application for smart phones simplifies access to services from cell phones. With the right design to fit the screen of these devices, customers may perform queries, make investments, transfer money and pay bills, including credit card bills.

In 2014, the Indirect Channels Division was created, its mission is to develop internal and external channels to attract new customers and market Consumer Banking products. The area is made up of the Retail Sales Unit (especially focused on cross-selling and attraction of customers based on their salaries), the Indirect Sales Channel Unit (focused on attracting customers through sellers or retailers with a potentially high volume distribution network) and the Commercial Planning for Telephone Banking Unit (focused on attracting customers and cross-selling through internal and external call centers). During the year, the new division attracted 33% of the Bank’s new customers.

Additionally, the first collections and payments center was created to handle large cash volume transactions, creating a safe and dynamic environment both for customers and employees. During 2015, the Bank plans to continue to open more of these centers.

Consumption

Through its Regional Credit Card Companies and CFA, Banco Galicia offers financing for low- and mid-income consumer segments.

Regional Credit Card Companies

The companies devoted to the issuance of regional credit cards and the provision of financing transactions to consumers are subsidiaries of Banco Galicia through Tarjetas Regionales (Tarjeta Naranja and Tarjetas Cuyanas).

Through the Regional Credit Card Companies, Tarjetas Regionales is the largest non-bank credit card issuer in Argentina and one of the largest in Latin America, in each case, based on the number of credit cards issued. It is also one of the two largest merchant acquirers in Argentina and one of the largest credit card processors in Argentina. As of December 31, 2014, Tarjetas Regionales had more than 3 million active accounts, 8.6 million issued credit cards and more than 230,000 affiliated merchants. As of the same date, Tarjetas Regionales estimated that its market share of issued credit cards in Argentina was approximately 19% and of active accounts in Argentina was approximately 20%. As the credit card processor for all of its credit card operations, Tarjetas Regionales processes approximately 152 million transactions per year.

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

In addition, through the Regional Credit Card subsidiaries, Tarjetas Regionales issues, operates and processes its own branded credit cards, the Tarjeta Naranja credit card and the Tarjeta Nevada credit card, which allow credit card holders to charge purchases of goods and services in the network of merchants that have agreed to accept these proprietary credit cards. As of December 31, 2014, these proprietary credit cards accounted for, on average, approximately 52% of its issued credit cards and approximately 75% in terms of its average monthly purchase volumes. Tarjetas Regionales also offers its clients international credit card brands such as Visa, MasterCard and American Express that are issued by Banco Galicia on its behalf. In addition to its credit card business, Tarjetas Regionales also extends personal loans, through the Regional Credit Card Companies, to its clients either for the account of the Regional Credit Card Companies or for the account of Banco Galicia at the election of the relevant Regional Credit Card Company. Tarjetas Regionales provides its products and services through an extensive network of 262 branches, client service centers and other points of sale strategically located in most major Argentine cities. Its branch network provides a critical service and payment interface for its clients, which allows it to provide targeted client service and form relationships with its clients and affiliated merchants.

For a breakdown of the Regional Credit Card Companies’ revenues for the last three financial years, see Item 5.A. “Operating Results-Results by Segments-Regional Credit Cards”.

Compañía Financiera Argentina

CFA is the leading financial company in Argentina in the personal loan business. As of December 31, 2014, CFA’s assets were over Ps.3,731 million and its shareholders’ equity was Ps.1,164 million. CFA employed 1,109 people. With 59 branches and 36 points of sale throughout Argentina, CFA offers its products to 442,322 customers, who belong, in general, to the low-to-medium income segments, characterized by limited interaction with traditional banks. Such customers often seek a more simplified and quick processing regime for their loans and other banking products.

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

Throughout the year, the Efectivo Sí trademark continued to be strengthened, mainly through advertising in major soccer tournaments organized by the Argentine Soccer Association.

CFA’s net income for fiscal year 2014 amounted to Ps.113 million (including the results of Cobranzas y Servicios in accordance with its 5% equity interest). At year end, its loan portfolio, net of allowances for loan losses, exceeded Ps.2.726 million, representing a 10% decrease as compared to fiscal year 2013 and had strong portfolio quality ratios.

CFA’s objective is to secure, maintain and expand its leading position in the consumer finance market. During 2015, CFA expects to further grow and consolidate its customer portfolio and boost credit card circulation. With respect to financing, it will seek financing from the domestic capital market by issuing trusts and notes, and it will focus on increasing financing through time deposits at its branches.

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

Within the framework of the Capital Markets Law, the Bank was authorized by the CNV to act as a settlement and clearing agent and trading agent- comprehensive, and was added as member of the Buenos Aires Stock Market (the “MERVAL”).

During the year, the Bank adjusted its internal processes and IT systems to the regulatory requirements of the above-mentioned law, and the CNV’s regulations.

In 2014, the volume traded in the foreign exchange market decreased as a result of foreign exchange restrictions. In the wholesale market, the total volume traded among banks in the MAE decreased by 14%, as compared to 2013, from US$58,200 million in 2013 to US$49,900 million in 2014, whereas the volume traded by the Bank decreased by 18%, from US$5,050 million in 2013 to US$4,143 million in 2014, maintaining third position ranking according to the MAE.

Regarding the futures market, Banco Galicia’s position in the MAE’s ranking decreased from third to fourth place, and the Bank was ranked second in ROFEX. In both markets, Banco Galicia traded a total volume of US$7,026 million, 37% less than the US$11,110 million traded in 2013. The foreign trade volume transacted amounted to US$12,600 million, 25% lower than that in 2013. In addition, dollar trading transactions significantly increased as a result of loosening foreign exchange restrictions, from US$74 million in 2013 to US$600 million in 2014.

The total volume traded in fixed income through the MAE evidenced a 14% increase, from US$107,219 million in 2013 to US$122,440 million in 2014. Banco Galicia climbed to the first place in the annual ranking according to the MAE, with an 18% increase, as compared to the previous year, reaching US$16,320 million traded and a 13% market share.

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

Total insurance production of the aforementioned insurance companies amounted to Ps.1,762 million during 2014, 33% higher than the volume of premiums of the previous year (Ps.1,322 million).

This increase in insurance production was recorded mainly for Galicia Seguros, with Ps.440 million more premiums written than in the same period of the previous fiscal year. As regards Galicia Seguros’ business transactions, the focus was placed on continuing to increase the company’s turnover and sales, which in 2014 amounted to Ps.510 million of annualized premiums. This represented a 29% growth as compared to the previous year, thus increasing the insurance policy lapse ratio and extending the types of coverage offered by adding insurance policies in new lines of business, including liability insurance and burial insurance.

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

Within the current economic framework, measures aimed at complying with the goals established in the Business Plan will continue during 2015.

Other Businesses

Galicia Administradora de Fondos: This is the company that manages the FIMA family mutual funds that are distributed by Banco Galicia through its various channels (network of branches, home banking and investment centers, among others). The company’s team is comprised of asset management professionals the goal of whom is to manage the FIMA family funds and to meet the demands of the individuals, companies and institutions it serves.

During fiscal year 2014, the market volume for mutual funds increased 82%, primarily due to bond funds, amounting to Ps.132,328 million as of the end of 2014. The total assets of the FIMA family mutual funds increased 79% from the previous fiscal year, reaching, as of December 31, 2014, a volume of Ps.11,885 million, representing a market share of 9%.

The outlook for fiscal year 2015 foresees a continued growth of mutual funds and a development of business activity in the framework of the new Capital Markets Law, such as the provision of investment advice and management services.

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

For fiscal year 2015, the board of directors of Net Investment is analyzing business alternatives and opportunities.

Galicia Warrants: this company is a leading company in the deposit certificates and warrants issuance market. It has been conducting transactions since 1994, supporting medium and large companies with respect to stock custody. Galicia Warrants’ main objective is to enable its customers to access credit and financing secured by the property kept under custody. Galicia Warrants’ main customers belong to the agricultural, industrial and agro-industrial sectors, as well as exporters and retailers. In fiscal year 2014, Galicia Warrants recorded an income from services of Ps.43 million and a net income of Ps.13 million.

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

Banco Galicia’s estimated market share of private-sector deposits in the Argentine financial system was 8.79% as of December 31, 2014, as compared to 9.20% as of December 31, 2013 and 9.11% as of December 31, 2012.

With respect to loans to the private sector, Banco Galicia’s Argentine market share was 8.78% as of December 31, 2014, as compared to 8.78% and 9.03% as of December 31, 2013 and December 31, 2012, respectively.

According to the information published by the Argentine Central Bank, as of December 31, 2014, Banco Galicia was the second largest private-sector bank as measured by its assets, its deposits and its loan portfolio and ranked fourth in terms of net worth.

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

Argentine Banking System

As of December 31, 2014, the Argentine financial system consisted of 81 financial institutions, of which 65 were banks and 16 were financial non-bank institutions (including finance companies, credit unions and savings and loans associations). Of the 65 banks, 12 were Argentine national and provincial government-owned or related banks. Of the 53 private-sector banks, 33 were private-sector domestically-owned banks and 20 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks).

As of the same date, the largest private-sector banks, in terms of total deposits, were: Banco Santander Río, Banco Galicia, BBVA Banco Francés, Banco Macro, Credicoop, HSBC Bank and Patagonia. Banco Galicia, Banco Macro and Credicoop are domestically-owned banks and the others are foreign-owned banks. According to information published by the Argentine Central Bank as of December 31, 2014, private-sector banks accounted for 52.1% of total deposits and 60.4% of total net loans in the Argentine financial system. As of December 31, 2014, financial institutions (other than banks) accounted for approximately 0.4% of deposits and 2.5% of net loans in the Argentine financial system.

As of December 31, 2014, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación and Banco de la Provincia de Buenos Aires. Under the provisions the Financial Institutions’ Law, public-sector banks have comparable rights and obligations to private banks, except that public-sector banks are usually chosen as depositaries for public-sector revenues and promote regional development and certain public-sector banks have preferential tax treatment. The bylaws of some public-sector banks provide that the governments that own them (both national and provincial governments) must guarantee their commitments. According to information published by the Argentine Central Bank, as of December 31, 2014, government-owned banks and banks in which the national, provincial and municipal governments had an ownership interest accounted for 47.6% of deposits and 37.1% of loans in the Argentine financial system.

Consolidation has been a dominant theme in the Argentine banking sector since the 1990’s, with the total number of financial institutions declining from 214 in 1991 to 81 as of December 31, 2014, with the ten largest banks holding 76% of the system’s deposits from the private sector and 70% of the system’s loans to the private sector as of December 31, 2014.

Foreign banks continue to have a significant presence in Argentina, despite the fact that the number of foreign banks decreased by 19 through December 2014, as compared to the end of 2001, and that foreign banks’ share of total deposits has decreased since the 2001-2002 crisis while the share of domestic private-sector banks has increased.

Starting in fiscal year 2013 and continuing through fiscal year 2014, the Argentine Central Bank took a more active role in the management of financial institutions’ business, by means of the establishment of new regulations, such as: the establishment of guidelines for granting credit through the “Credit Line for Productive Investment” (established to finance investment projects and working capital for specific purposes and having certain characteristics), the establishment of caps on interest rates on personal loans, pledge loans and credit card loans, as well as the creation of the requirement to obtain an authorization to increase fees. In addition, it established minimum interest rates on time deposits for individuals.

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

In order to compete effectively at a national and regional basis, the Regional Credit Card Companies target low- to middle-income clients by offering personalized services in each region, focusing their commercial efforts mainly on medium- and low-income segments. While other Argentine credit card issuers and consumer loan providers focus on earning interest on outstanding personal loans and credit card balances, they also focus on and have access to additional sources of revenues including merchant fees and commissions, which allow them to offer competitive pricing and financing terms. Furthermore, unlike other credit card issuers in Argentina, approximately 60% of their clients pay their credit card bill through their branch network. The broad geographical reach of their distribution network, which is the second largest in Argentina, has allowed the Regional Credit Card Companies to establish a local presence in all the provinces of Argentina.

The Regional Credit Card Companies believe that their diversified and consistent funding sources, significant network of branches, robust information technology infrastructure, relationships with over 230,000 merchants and the brand recognition they enjoy provide them with a competitive edge to consolidate and expand their market share in their target market segment, making it difficult for new players to effectively compete in this market segment on a national scale.

Compañía Financiera Argentina

CFA markets all of its financial products mainly to medium- and low-income segments. CFA’s main competitors are: Banco Cetelem, Banco Columbia, Banco de Servicios y Transacciones, Cooperativa la Capital del Plata, Caja de Crédito Cuenca, Banco de Servicios Financieros, Banco Supervielle and Banco Sáenz (Frávega Group).

CFA also faces competition with certain entities which render non-regulated services, or small chains, located in less populated cities. Some big chains of retailers also offer their own financing, such as Garbarino, Frávega, Megatone and Riveiro, financed through the issuance of financial trusts.

Insurance

Sudamericana’s subsidiaries face significant competition since, as of December 2014, the Argentine insurance industry was comprised of approximately 184 insurance companies, 36 of which were dedicated exclusively to life insurance and 16 to annuities. Subsidiaries of foreign insurance companies and the world’s largest insurance companies with global operations are among these companies. In addition, as of that date, the number of brokers amounted to approximately 26,000 individuals and 550 companies.

During 2014, the insurance industry continued growing. Production amounted to Ps.109 billion, 28% higher than the level recorded for the period before.

Out of the total insurance production, 80% relates to property insurance, 18% relates to life and personal insurance, and 2% relates to retirement insurance.

Within the 80% corresponding to property insurance, the automotive insurance segment continues to be the most significant segment, representing 45%, followed by the workers’ compensation segment, representing 32%.

Within the life insurance segment, the group life insurance segment is the most significant, representing 68%, followed by individual life insurance, representing 14%, and personal accident insurance, representing 14%.

As of June 2014, based on internal studies undertaken by Galicia Seguros it is estimated that Galicia Seguros ranked fifth in terms of net premiums for life insurance policies underwritten, first in terms of net premiums for home insurance policies underwritten and first in terms of net premiums for theft insurance policies underwritten.

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

December 2014
Branches (number)
Bank Branches	261
Regional Credit Card Cos. Branches	207
CFA Branches	59
Business Centers and In-House Facilities	35
Eminent’s space with Private-Banking	17

Electronic Banking Terminals (number)
ATMs	853
Self-Service Terminals	831

Electronic Banking Transactions (thousands per month)
ATMs + Self-Service Terminals	10,465
Phone-Banking	574
e-banking	38,447

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

Banco Galicia is the leading Argentine bank in terms of relevance on social networks. Customers find social networks a means to talk to Banco Galicia quickly, effectively and frankly. Banco Galicia consistently focuses on adapting to the varying situations that result from the use of social media, using these opportunities as a chance to improve its relationship with its customers. Through its work on the digital platform, Banco Galicia has established an excellent reputation regarding its online services, providing not only traditional services, but also involving the use of social networks, cellular phones and transactional, informative and communicative services, with the purpose of promoting the Bank’s business and establishing effective channels of communication with its current and potential customers. Banco Galicia is client service oriented and assigns great importance to its service model and seeks to improve it constantly.

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

The Regional Credit Card Companies market their products and services through a network of branches and service centers, the size of which depends on the size of the locations in which they operate. The companies’ culture is strongly client service oriented and assigns great importance to quality of service. Sales officials receive intensive training in personalized sale of the companies’ products and quality of service, given that the bulk of sales is conducted on a one-on-one basis. Quality of service at the branches is permanently monitored by third parties and availability is enhanced through extended business hours. Each of the companies has a web site through which they conduct sales, receive customers’ requests (such as requests for statements, loans or increases in the credit limits assigned and new cards, among others), provide information on and promote products. These sites include a link that allows payments to be made. In addition, Tarjeta Naranja has the website www.tiendanaranja.com aimed at selling products associated with its primary merchants. Similarly, Tarjetas Cuyanas has the website www.preciosbajos.com. Each company has a call center, through which sales, post-sales and collection functions are performed.

CFA markets its products through a network of 59 branches and 36 points of sales, located throughout Argentina. The company leads the personal loan business among financial institutions in Argentina and offers its products to customers who belong, in general, to the low-to-medium income segments, characterized by limited interaction with traditional banks. As such, CFA offers its product “Efectivo Si Consumer Loans” in approximately 340 active merchants, while the agreements are offered out of the branches through different channels. Such customers often seek a more simplified and quick processing regime for their loans and other banking products.

To market its products, Sudamericana’s subsidiaries mainly use Banco Galicia’s, the Regional Credit Card Companies’ and CFA’s distribution networks. They also use the sales officers of Galicia Broker. In addition Sudamericana has a telemarketing center of its own.

Property

The following are our main property assets, as of December 31, 2014:

Property	Address	Square Meters (approx.)	Main Uses
Grupo Financiero Galicia
- Rented	-Tte. Gral. Juan D. Perón 430, 25th floor, Buenos Aires, Argentina	89	Administrative activities

Banco de Galicia y Buenos Aires S.A.
- Owned	-Tte. Gral. Juan D. Perón 407, Buenos Aires, Argentina	18.046	Administrative activities
	-Tte. Gral. Juan D. Perón 430, Buenos Aires, Argentina	41.407	Administrative activities
	-Florida 361, Buenos Aires, Argentina	9.210	Administrative activities
	-Corrientes 6287, Buenos Aires, Argentina	4,800	Land for corporate building
- Rented	-San Martín 178/200, Buenos Aires, Argentina	3.777	Administrative activities
	-Corrientes 411, 3rd and 4th floors, Buenos Aires, Argentina	3.276	Administrative activities

Banco Galicia Uruguay S.A. (in liquidation)
- Rented	-Bernardina Fragoso de Rivera 1438, Montevideo, Uruguay	580	Storage
	- Dr. Luis A. de Herrera 1052 - Tower C , Unit 1309, Montevideo, Uruguay	87	Administrative activities

Tarjeta Naranja S.A.
- Owned	-Sucre 152, 154 and 541, Córdoba, Argentina	6,300	Administrative activities
	-Humberto Primo, Córdoba, Argentina	4,900	Administrative activities
	-Jujuy 542, Córdoba, Argentina	853	Administrative activities
	-Ruta Nacional 36, km. 8, Córdoba, Argentina	49,200	Storage
	-Río Grande, Tierra del Fuego, Argentina	309	Administrative activities
	-San Jerónimo 2348 and 2350, Santa Fe, Argentina	1,475	Administrative activities
- Rented	-Sucre 145/151, La Rioja 359, 364 and 375, Córdoba, Argentina	4,450	Administrative activities and printing center
	-Av. Colón 377, Córdoba, Argentina	300	Administrative activities
	Av. Corrientes 3135, CABA, Argentina	1,124	Administrative activities

Tarjetas Cuyanas S.A.
- Rented	-Belgrano 1415, Mendoza, Argentina	1,160	Administrative activities
	-Belgrano 1462 Anexo II y III, Mendoza, Argentina	474	Administrative activities and printing center Administrative activities
	-Belgrano 1478 Anexo I Casa Matriz, Mendoza, Argentina	1,156	Administrative activities
	-Olascoaga 348, San José, Guaymallén, Mendoza, Argentina	580	Storage

Compañía Financiera Argentina
- Rented	-Paseo Colón 746, 3rd floor, Buenos Aires, Argentina	9,275	Administrative Activities

Galicia Warrants S.A.
- Owned	-Tte. Gral. Juan D. Perón 456, 6th floor, Buenos Aires, Argentina	118	Administrative activities
	-Alsina 3396/3510, San Miguel de Tucumán, Tucumán, Argentina	12,800	Storage
- Rented	-Alto Verde, Chicligasta, Tucumán, Argentina	2,000	Storage
	-Santa Marta, Alderete, Tucumán, Argentina	2,100	Storage

Galicia Seguros S.A.
- Owned	-Maipú 241, Buenos Aires, Argentina	3,261	Administrative activities

As of December 31, 2014, our distribution network consisted of:

•	Banco Galicia: 261 branches located in Argentina, 139 of which were owned and 122 of which were rented by Banco Galicia, located in all of Argentina’s 23 provinces.

•	Tarjeta Naranja: 214 sales points located in 21 of the 23 Argentine provinces, 163 of which were rented by the company.

•	Tarjetas Cuyanas: 48 sales points in the provinces of Mendoza, San Juan, San Luis, Santiago del Estero, La Pampa, La Rioja, Catamarca, Neuquén, Rio Negro, Salta, Jujuy and Tucumán, all of which were leased.

•	CFA: 41 branches, 38 mini-branches and 16 payment centers, all of which were leased and with at least one branch located in each of Argentina’s provinces.

Capital Investments and Divestitures

During 2014, our capital expenditures amounted to Ps.1,170 million, distributed as follows:

•	Ps.475 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.695 million in organizational and IT system development expenses.

During 2013, our capital expenditures amounted to Ps.990 million, distributed as follows:

•	Ps.344 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.646 million in organizational and IT system development expenses.

During 2012, our capital expenditures amounted to Ps.868 million, distributed as follows:

•	Ps.300 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.568 million in organizational and IT system development expenses.

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

During the 2012 fiscal year, Galicia Seguros invested Ps.12 million for the formation of a reinsurance company (Nova Re Compañía Argentina de Reaseguro S.A.), controlling 39% of the capital stock and voting rights of such company.

In October 2013, Galicia Seguros approved the sale of its 4% ownership interest in Nova Re to Patria Re, a Mexican reassurance company. This transaction is subject to the corresponding authorization of the National Insurance Superintendency and once it is approved Galicia Seguros will continue to own 35% of Nova Re.

As a result of a number of acquisitions of shares in the market, since December 16, 2013, Grupo Financiero Galicia increased its ownership of outstanding shares in and voting rights for its subsidiary Banco Galicia to 95%, reaching a position of nearly total control according to Argentine regulations. On December 19, 2013, Grupo Financiero Galicia announced that it had finalized the merger of Lagarcué S.A. and Theseus S.A. into Grupo Financiero Galicia, further increasing its ownership interest in Banco Galicia by 4.5% (which was previously owned by Lagarcué S.A. and Theseus S.A). As a result of the foregoing transactions, as of the year ended December 31, 2013, Grupo Financiero Galicia controlled 99.6% of the capital stock of Banco Galicia.

On February 25, 2014, Grupo Financiero Galicia resolved to issue an offer to acquire the 2,123,962 shares of Banco Galicia owned by third parties at a price of Ps.23.22 per share. On April 24, 2014, said transaction was approved by the CNV and on July 14, 2014, it was incorporated by the Argentine Superintendency of Corporations. On August 4, 2014, the above approval in respect of such acquisition was made part of the public record, and, as a consequence of this acquisition, Grupo Financiero Galicia currently owns 100% of the shares of the Bank.

On April 15, 2014, Banco Galicia sold its interest in Galicia Administradora de Fondos to Grupo Financiero Galicia, for Ps.39 million.

During May 2014, the shareholders of Tarjetas del Mar approved a capital increase of Ps.32 million, which was fully subscribed for by Sociedad Anónima Importadora y Exportadora de la Patagonia. As a result, the Bank has a 58.8% equity interest in Tarjetas del Mar, while Compañía Financiera Argentina holds a 1.2% and Sociedad Anónima Importadora y Exportadora de la Patagonia holds the remaining 40%.

During the third quarter of fiscal year 2014, the Bank transferred to Visa Argentina S.A. its equity investment in Banelco S.A., for Ps.40 million.

On October 14, 2014, Tarjeta Naranja executed the final agreement to sell its equity interest in Tarjeta Naranja Perú, equivalent to 24% of the capital stock, to Grupo Crédito S.A. for US$900,000. As of the date of this annual report, the shares have been sold.

Investment planning

We have budgeted capital expenditures for the fiscal year ending December 31, 2015, for the following purposes and amounts:

	(In millions of Pesos)
Infrastructure of Corporate Buildings, Tower and Branches (construction, furniture, equipment, phones and other fixed assets)	Ps.	890
Organizational and IT System Development		887

Total	Ps.	1,777

These capital expenditures will be made mainly in Argentina.

Management considers that internal funds will be sufficient to finance fiscal year ended December 31, 2015 capital expenditures.

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

The exchange rate used in translating Pesos into Dollars, which is used in calculating the convenience translations included in the following tables is the Reference Exchange Rate published by the Argentine Central Bank, which was Ps.8.5520, Ps.6.5180 and Ps.4.9173 per US$1.00 as of December 31, 2014, December 31, 2013 and December 31, 2012, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or any other rate. See Item 3. “Key Information-Exchange Rate Information”.

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

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2014.

	Fiscal Year Ended December 31, 2014 (*)
	Pesos			Dollars			Total
	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	7,561	1,814	23.99	1,199	40	3.34	8,760	1,854	21.16
Loans
Private Sector	55,704	16,072	28.85	3,368	164	4.87	59,072	16,236	27.49
Public Sector	—	—	—	—	—	—	—	—	—

Total Loans (1)	55,704	16,072	28.85	3,368	164	4.87	59,072	16,236	27.49

Other	2,400	664	27.67	117	4	3.42	2,517	668	26.54

Total Interest-Earning Assets	65,665	18,550	28.25	4,684	208	4.44	70,349	18,758	26.66

Cash and Gold	7,838	—	—	6,499	—	—	14,337	—	—
Equity in Other Companies	2,123	—	—	534	—	—	2,657	—	—
Other Assets	7,451	—	—	325	—	—	7,776	—	—
Allowances	(2,550)	—	—	(59)	—	—	(2,609)	—	—

Total Assets	80,527	—	—	11,983	—	—	92,510	—	—

Liabilities and Equity
Deposits
Checking Accounts	—	—	—	1	—	—	1	—	—
Savings Accounts	8,722	20	0.23	1,464	—	—	10,186	20	0.20
Time Deposits	28,418	6,555	23.07	1,811	35	1.93	30,229	6,590	21.80

Total Interest-Bearing Deposits	37,140	6,575	17.70	3,276	35	1.07	40,416	6,610	16.35

Debt Securities	3,110	811	26.08	5,866	674	11.49	8,976	1,485	16.54
Other	1,492	477	31.97	1,197	39	3.26	2,689	516	19.19

Total Interest-Bearing Liabilities	41,742	7,863	18.84	10,339	748	7.23	52,081	8,611	16.53

Demand Deposits	14,432	—	—	686	—	—	15,118	—	—
Other Liabilities	14,789	—	—	1,350	—	—	16,139	—	—
Minority Interests	629	—	—	—	—	—	629	—	—
Shareholders’ Equity	8,543	—	—	—	—	—	8,543	—	—

Total Liabilities and Equity	80,135	—	—	12,375	—	—	92,510	—	—

Spread and Net Yield
Interest Rate Spread			9.41			(2.79)			10.13
Cost of Funds Supporting Interest-Earning Assets			11.97			15.97			12.24
Net Yield on Interest-Earning Assets			16.28			(11.53)			14.42

(*)	Rates include the CER adjustment.
(1)	Non accruing loans have been included in average loans.

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2013.

	Fiscal Year Ended December 31, 2013 (*)
	Pesos			Dollars			Total
	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	3,755	568	15.13	401	27	6.80	4,156	595	14.33
Loans
Private Sector	44,965	11,368	25.28	2,940	138	4.69	47,905	11,506	24.02
Public Sector	7	—	—	—	—	—	7	—	—

Total Loans (1)	44,972	11,368	25.28	2,940	138	4.69	47,912	11,506	24.01

Other	2,009	364	18.14	83	7	8.78	2,092	371	17.77

Total Interest-Earning Assets	50,736	12,300	24.24	3,424	172	5.04	54,160	12,472	23.03

Cash and Gold	6,344	—	—	3,467	—	—	9,811	—	—
Equity in Other Companies	1,446	—	—	263	—	—	1,709	—	—
Other Assets	5,671	—	—	625	—	—	6,296	—	—
Allowances	(2,059)	—	—	(73)	—	—	(2,132)	—	—

Total Assets	62,138	—	—	7,706	—	—	69,844	—	—

Liabilities and Equity
Deposits
Checking Accounts	—	—	—	1	—	—	1	—	—
Savings Accounts	7,140	15	0.20	938	—	—	8,078	15	0.18
Time Deposits	21,782	3,755	17.24	1,475	17	1.15	23,257	3,772	16.22

Total Interest-Bearing Deposits	28,922	3,770	13.04	2,414	17	0.70	31,336	3,787	12.09

Debt Securities	2,153	430	19.96	4,198	440	10.48	6,351	870	13.70
Other	1,426	332	23.28	666	23	3.45	2,092	355	16.97

Total Interest-Bearing Liabilities	32,501	4,532	13.94	7,278	480	6.60	39,779	5,012	12.60

Demand Deposits	11,264	—	—	464	—	—	11,728	—	—
Other Liabilities	10,895	—	—	1,113	—	—	12,008	—	—
Minority Interests	711	—	—	—	—	—	711	—	—
Shareholders’ Equity	5,618	—	—	—	—	—	5,618	—	—

Total Liabilities and Equity	60,989	—	—	8,855	—	—	69,844	—	—

Spread and Net Yield
Interest Rate Spread			10.30			(1.56)			10.43
Cost of Funds Supporting Interest-Earning Assets			8.93			14.02			9.25
Net Yield on Interest-Earning Assets			15.31			(9.00)			13.77

(*)	Rates include the CER adjustment.
(1)	Non accruing loans have been included in average loans.

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2012.

	Fiscal Year Ended December 31, 2012 (*)
	Pesos			Dollars			Total
	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	5,154	695	13.48	94	2	2.23	5,248	697	13.28
Loans
Private Sector	31,552	7,846	24.87	3,645	197	5.40	35,197	8,043	22.85
Public Sector	—	—	—	—	—	—	—	—	—

Total Loans (1)	31,552	7,846	24.87	3,645	197	5.40	35,197	8,043	22.85

Other	2,265	383	16.91	127	4	2.76	2,392	387	16.17

Total Interest-Earning Assets	38,971	8,924	22.90	3,866	203	5.23	42,837	9,127	21.31

Cash and Gold	4,350	—	—	2,799	—	—	7,149	—	—
Equity in Other Companies	851	—	—	265	—	—	1,116	—	—
Other Assets	4,435	—	—	527	—	—	4,962	—	—
Allowances	(1,543)	—	—	(105)	—	—	(1,648)	—	—

Total Assets	47,064	—	—	7,352	—	—	54,416	—	—

Liabilities and Equity
Deposits
Checking Accounts	—	—	—	1	—	—	1	—	—
Savings Accounts	5,395	11	0.19	1,274	—	—	6,669	11	0.16
Time Deposits	15,125	2,222	14.69	1,586	14	0.91	16,711	2,236	13.38

Total Interest-Bearing Deposits	20,520	2,233	10.88	2,861	14	0.50	23,381	2,247	9.61

Debt Securities	1,032	186	18.03	3,719	361	9.70	4,751	547	11.51
Other	1,153	212	18.39	1,637	64	3.91	2,790	276	9.89

Total Interest-Bearing Liabilities	22,705	2,631	11.59	8,217	439	5.35	30,922	3,070	9.93

Demand Deposits	8,922	—	—	615	—	—	9,537	—	—
Other Liabilities	7,972	—	—	1,256	—	—	9,228	—	—
Minority Interests	569	—	—	—	—	—	569	—	—
Shareholders’ Equity	4,160	—	—	—	—	—	4,160	—	—

Total Liabilities and Equity	44,328	—	—	10,088	—	—	54,416	—	—

Spread and Net Yield
Interest Rate Spread			11.31			(0.12)			11.38
Cost of Funds Supporting Interest-Earning Assets			6.75			11.35			7.17
Net Yield on Interest-Earning Assets			16.15			(6.10)			14.14

(*)	Rates include the CER adjustment.
(1)	Non accruing loans have been included in average loans.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates, by currency of the underlying asset or liability, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average yield/rate for (i) the fiscal year ended December 31, 2014 compared with the fiscal year ended December 31, 2013; and (ii) the fiscal year ended December 31, 2013, compared with the fiscal year ended December 31, 2012. Differences related to both rate and volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year 2014/ Fiscal Year 2013, Increase (Decrease) due to changes in			Fiscal Year 2013/ Fiscal Year 2012, Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of Pesos)
Interest Earning Assets
Government Securities
Pesos	790	456	1,246	(231)	104	(127)
Dollars	17	(4)	13	15	10	25

Total	807	452	1,259	(216)	114	(102)
Loans(1)
Private Sector
Pesos	2,956	1,748	4,704	3,389	133	3,522
Dollars	21	5	26	(35)	(24)	(59)

Total	2,977	1,753	4,730	3,354	109	3,463
Other
Pesos	81	219	300	(52)	33	(19)
Dollars	7	(10)	(3)	(1)	4	3

Total	88	209	297	(53)	37	(16)
Total Interest-Earning Assets
Pesos	3,827	2,423	6,250	3,106	270	3,376
Dollars	45	(9)	36	(21)	(10)	(31)

Total	3,872	2,414	6,286	3,085	260	3,345

Interest Bearing Liabilities
Savings Account
Pesos	3	2	5	4	—	4
Dollars	—	—	—	—	—	—

Total	3	2	5	4	—	4
Time Deposits
Pesos	1,328	1,472	2,800	1,100	433	1,533
Dollars	5	13	18	(1)	4	3

Total	1,333	1,485	2,818	1,099	437	1,536
With Other Financial Entities
Pesos	21	114	135	81	43	124
Dollars	14	5	19	(14)	(10)	(24)

Total	35	119	154	67	33	100
Notes
Pesos	226	155	381	222	22	244
Dollars	188	46	234	49	30	79

Total	414	201	615	271	52	323
Other liabilities
Pesos	(1)	11	10	(9)	5	(4)
Dollars	(2)	(1)	(3)	(39)	22	(17)

Total	(3)	10	7	(48)	27	(21)
Total Interest Bearing Liabilities
Pesos	1,577	1,754	3,331	1,398	503	1,901
Dollars	205	63	268	(5)	46	41

Total	1,782	1,817	3,599	1,393	549	1,942

(1)	Non accruing loans have been included in average loans.

The increase of Ps.6,286 million in interest income for the fiscal year ended December 31, 2014, as compared to the previous year, is mainly explained by the Ps.3,872 million benefit from the increase in the volume of interest-earning assets representing the 61.6% of such growth, together with the Ps.2,414 million increase in interest rates, representing the 38.4%.

                In particular, the Ps.6,250 million benefit from Peso-denominated assets was mainly due to an increase in volume, mainly as a result of the increase in loans to the private sector (representing 77.2% of the increase). The average volume of private sector loans amounted to Ps.55,704 million for fiscal year 2014, as compared to Ps.44,965 million for the previous fiscal year. Likewise, the increase in interest rates in Pesos was primarily a result of the 357 basis points (“b.p.”) increase in the average interest rate for loans to the private sector, from 25.25% to 28.85%. The Ps.1,259 million increase in interest from government securities was due to an increase in volume equal to PS.807 million and an increase in interest rates (accounting for Ps.452 million), mainly as a consequence of the higher average rate accrued on Lebac and Nobac.

In terms of interest expenses, the Ps.3,599 million increase for the fiscal year ended December 31, 2014, as compared to 2013, is primarily a result of the increase in the interest rate payable on time deposits, which increased from 17.04% to 23.07% (583 b.p.), together with a 30% increase in the volume of time deposits (from Ps.21,782 million in 2013 to Ps.28,418 million in 2014). As a consequence, the interest rate payable on time deposits represented the 52.7% of the net change on time deposits as of the end of fiscal year 2014, as compared to the 28.5% as of the end of fiscal year 2013, while in terms of volume time deposits represented the 47.3% in 2014, lower than the 71.5% in 2013. The higher amount of notes outstanding accompanied the evolution of the interest bearing liabilities, Ps.414 million in terms of volume and Ps.201 million in terms of interest rate, increases primarily attributable to the issuances of notes by Tarjeta Naranja, Tarjetas Cuyanas, CFA and Grupo Financiero Galicia.

Interest-Earning Assets-Net Yield on Interest-Earning Assets

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest earned, and illustrates the net yields and spreads obtained, for each of the periods indicated.

	Fiscal Year Ended December 31,
	2014	2013	2012
	(in millions of Pesos, except percentages)
Total Average Interest-Earning Assets
Pesos	65,665	50,736	38,971
Dollars	4,684	3,424	3,866

Total	70,349	54,160	42,837

Net Interest Earned (1)
Pesos	10,687	7,768	6,293
Dollars	(540)	(308)	(236)

Total	10,147	7,460	6,057

Net Yield on Interest-Earning Assets (2) (%)
Pesos	16.28	15.31	16.15
Dollars	(11.53)	(9.00)	(6.10)

Weighted-Average Yield	14.42	13.77	14.14

Interest Spread, Nominal Basis (3) (%)
Pesos	9.41	10.30	11.31
Dollars	(2.79)	(1.56)	(0.12)

Weighted-Average Yield	10.13	10.43	11.38

Credit Related Fees Included in Net Interest Earned
Pesos	224	223	192
Dollars	2	6	—

Total	226	229	192

(1)	Net interest earned corresponds to the net financial income (“Financial Income” minus “Financial Expenses”, as set forth in the Income Statement), plus (i) financial fees included in “Income from Services - In Relation to Lending Transactions” in the Income Statement,(ii) contributions to the Deposits Insurance Fund included in the item with the same denomination that is part of the “Financial Expenses” caption in the Income Statement, and (iii) contributions and taxes on financial income included in the Income Statement under “Financial Expenses - Others”; minus (i) net income from corporate securities, included under “Financial Income/Expenses - Interest Income and Gains/Losses from Holdings of Government and Corporate Securities”, in the Income Statement,(ii) differences in quotation of gold and foreign currency included in the item with the same denomination that is part of the Financial Expenses/Income caption in the Income Statement, and (iii) the premiums and adjustments on forward transactions in foreign currency, included in the item “Financial Income-Others” in the Income Statement. Net interest earned also includes income from government securities used as security margins in repurchase agreement transactions. This income/loss is included in “Miscellaneous Income/Loss - Others” in the Income Statement. Net income from government securities includes both interest and gains/losses due to the variation of market quotations.
(2)	Net interest earned, divided by average interest-earning assets.
(3)	Interest spread, nominal basis is the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities.

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

	Fiscal Year Ended December 31,
	2014	2013	2012
	(in millions of Pesos)
Government Securities
Pesos
Recorded at Cost plus Yield	30	396	596
Bonar Bonds	—	392	558
Others	30	4	38
Recorded at Fair Value	1,480	491	99
Bonar Bonds	1,437	459	89
Others	43	32	10
Issued by Argentine Central Bank	7,247	2,077	2,684
Lebac Unquoted	3,649	1,110	1,165
Lebac Quoted	3,581	949	1,309
Nobac Unquoted	—	—	47
Nobac Quoted	—	18	125
Nobac Repurchase Agreement Transactions	17	—	38
Lebac Repurchase Agreement Transactions	—	—	—

Total Government Securities in Pesos	8,757	2,964	3,379

Dollars
Recorded at Cost plus Yield	287	741	229
Government Bonds	287	741	229
Recorded at Fair Value	966	252	20
Boden 2015 Bonds	39	25	11
Government Bonds	927	227	9

Total Government Securities in Dollars	1,253	993	249

Total Government Securities	10,010	3,957	3,628

Corporate Securities
Corporate Equity Securities (Quoted) in Pesos	—	—	—
Corporate Equity Securities (Quoted) in Dollars	—	30	—

Allowances	—	—	(1)

Total Government and Corporate Securities	10,010	3,987	3,627

In 2014 the increase in our holdings of Argentine government securities denominated in Pesos was attributable to an increase in our holdings of Lebac and Nobac for Ps.7,247 million. The portfolio of government securities denominated in Pesos for securities recorded at fair value reflects Grupo Financiero Galicia’s holdings of bonds issued by the Argentine government due in 2015, 2016, 2017 and 2019 for Ps.75 million, Ps.374 million, Ps.798 million and Ps.190 million, respectively.

Regarding our holdings of government securities denominated in dollars as of December 31, 2014, the increase in securities recorded at fair value includes debt securities of the provinces of Neuquén, Chubut, Buenos Aires and Mendoza, among others. The lower position in securities recorded at cost plus yield in dollars was primarily due to the decrease in securities of the provinces of Neuquén and Chubut.

In 2013 we increased our holdings of Argentine government securities denominated in Dollars, securities recorded at cost plus yield and securities recorded at fair value.

The decrease in our holdings of Argentine government securities in 2012 can be mainly attributed to the decrease in Lebac and Nobac (Argentine Central Bank bills and notes). The portfolio in Pesos corresponding to securities recorded at cost plus yield reflects Banco Galicia’s holdings of bonds issued by the Argentine government due in 2015 (“Bonar 2015 Bonds”) for Ps.558 million.

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

	As of December 31, 2014
	Holdings	Forward Purchases (1)	Forward Sales (2)	Spot purchases to be settled	Spot sales to be settled	Net Position
	(in millions of Pesos)
Government Securities
Holdings Recorded at Cost plus Yield
Pesos	30	—	—	—	—	30
Dollars	287	—	—	—	—	287
Holdings Recorded at Fair Value
Pesos	1,480	21	(90)	5	(1)	1,415
Dollars	966	—	—	2	(35)	933
Securities issued by the Argentine Central Bank
Pesos	7,247	465	(16)	94	(76)	7,714
Total Government Securities	10,010	486	(106)	101	(112)	10,379

Corporate Equity Securities (Quoted)	—	—	—	—	—	—

Total Government and Corporate Securities	10,010	486	(106)	101	(112)	10,379

(1)	Forward purchases include securities granted as collateral.
(2)	Forward sales include government securities deposits.

The net position of government securities as of December 31, 2014 amounted to Ps.10,379 million.

The net position of government securities at cost plus yield issued in Pesos, for Ps.30 million, mainly corresponds to debt issued by provinces. The net position of government securities at cost plus yield issued in Dollars amounts to Ps.287 million and can primarily be attributed to debt issued by the province of Entre Ríos and to the Argentine Savings Bond for Economic Development (BAADE), a sovereign bond issued in Dollars by the Government of Argentina designed for financing public investment projects in strategic sectors, infrastructure and hydrocarbons.

The net position corresponding to government securities at fair value in Pesos, in the amount of Ps.1,415 million, mainly corresponds to bonds issued by the Argentine government due in 2016, 2017 and 2019 for Ps.374 million, Ps.785 million and Ps.190 million, respectively. The net position of government securities at fair value in Dollars can primarily be attributed to debt issued by the provinces of Neuquén, Chubut, Buenos Aires and Mendoza.

Regarding securities issued by the Argentine Central Bank, the net position corresponds to our holding of Lebac in the amount of Ps.7,714 million.

Remaining Maturity and Weighted-Average Yield

The following table analyzes the remaining maturity and weighted-average yield of our holdings of government and corporate securities as of December 31, 2014. Our government securities portfolio yields do not contain any tax equivalency adjustments.

Maturity Yield
	Total Book Value	Maturing within 1 year		Maturing after 1 year but within 5 years		Maturing after 5 years but within 10 years		Maturing after 10 years
		Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)
	(in millions of Pesos, except percentages)
Government Securities
Recorded at Fair Value
Pesos	1,480	87	27.1%	1,389	28.8%	2	29.4%	2	9.1%
Dollars	966	253	19.4%	713	5.2%	—	—	—	—
Recorded at Cost plus Yield
Pesos	30	3	29.7%	27	28.6%	—	—	—	—
Dollars	287	78	6.2%	209	7.9%	—	—	—	—
Instruments Issued by the Argentine Central Bank
Pesos	7,247	7,247	25.6%	—	—	—	—	—	—
Securities Without Quotation
Pesos	—	—	—	—	—	—	—	—	—
Dollars	—	—	—	—	—	—	—	—	—

Total Government Securities	10,010	7,668	25.2%	2,338	19.7%	2	29.4%	2	9.1%

Corporate Debt Securities	—	—	—	—	—	—	—	—	—

Total Portfolio	10,010	7,668	25.2%	2,338	19.7%	2	29.4%	2	9.1%

(1)	Effective yield based on December 31, 2014 quoted market values.

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

	As of December 31,
	2014	2013	2012	2011	2010
	(in millions of Pesos)
Principal and Interest
Non-Financial Public Sector	—	—	—	1	3
Local Financial Sector	193	633	357	326	81
Non-Financial Private Sector and Residents Abroad (1)
Advances	3,987	3,349	3,098	2,302	979
Promissory Notes	16,304	13,323	10,460	6,412	4,534
Mortgage Loans	1,661	1,803	1,159	960	950
Pledge Loans	500	481	311	202	119
Personal Loans	6,996	8,051	7,283	5,786	4,094
Credit Card Loans	37,348	27,389	19,279	13,392	9,120
Placements in Banks Abroad	261	586	277	66	215
Other Loans	1,337	1,237	1,619	2,463	2,082
Accrued Interest, Adjustment and Quotation Differences Receivable	969	827	661	421	277
Documented Interest	(348)	(271)	(201)	(166)	(82)

Total Non-Financial Private-Sector and Residents Abroad	69,015	56,775	43,946	31,838	22,288

Total Gross Loans	69,208	57,408	44,303	32,165	22,372

Allowance for Loan Losses	(2,615)	(2,129)	(1,732)	(1,284)	(1,038)

Total Loans	66,593	55,279	42,571	30,881	21,334

Loans with Guarantees
With Preferred Guarantees (2)	2,695	2,433	1,699	1,441	1,257
Other Guarantees	9,463	8,257	6,830	4,866	3,695

Total Loans with Guarantees	12,158	10,690	8,529	6,307	4,952

(1)	Categories of loans include:

-	Advances: short-term obligations drawn on by customers through overdrafts.

-	Promissory Notes: endorsed promissory notes, notes and other promises to pay signed by one borrower or group of borrowers and factored loans.

-	Mortgage Loans: loans granted to purchase or improve real estate and collateralized by such real estate and commercial loans secured by a real estate mortgage.

-	Pledge Loans: loans secured by collateral (such as cars or machinery) other than real estate, where such collateral is an integral part of the loan documents.

-	Personal Loans: loans to individuals.

-	Credit-Card Loans: loans granted through credit cards to credit card holders.

-	Placements in Banks Abroad: short-term loans to banks abroad.

-	Other Loans: loans not included in other categories.

-	Documented Interest: discount on notes and bills.

(2)	Preferred guarantees include mortgages on real estate property or pledges on movable property, such as cars or machinery, where Banco Galicia has priority, endorsements of the Federal Office of the Secretary of Finance, pledges of Government securities, or gold or cash as collateral.

For the fiscal year ended December 31, 2014, Banco Galicia’s loan portfolio before allowances for loan losses amounted to Ps.69,208 million, a 21% increase as compared to the fiscal year ended December 31, 2013, as a result of increases in loans to both individuals and companies by 24% and 18%, respectively.

For the fiscal year ended December 31, 2013, Banco Galicia’s loan portfolio before allowances for loan losses amounted to Ps.57,408 million, a 30% increase as compared to the fiscal year ended December 31, 2012, as a result of increases in loans to both companies and individuals by 29% and 30%, respectively.

Loans by Type of Borrower

The following table shows the breakdown of our total loan portfolio, by type of borrower at December 31, 2014, 2013 and 2012. The middle-market companies’ category includes Banco Galicia’s loans to small and medium-sized companies and the agricultural and livestock sectors while the individuals’ category includes loans granted by Banco Galicia, the Regional Credit Card Companies and CFA. Loans to individuals comprise both consumer loans and commercial loans extended to individuals with a commercial activity.

	As of December 31,
	2014		2013		2012
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of Pesos, except percentages)
Commercial Loans	29,104	42.0	24,572	42.8	19,042	43.0
Corporate	8,590	12.4	6,508	11.3	6,257	14.1
Middle-Market Companies	20,514	29.6	18,064	31.5	12,785	28.9
- Agribusiness	9,289	13.4	7,882	13.7	5,474	12.4
- Small and medium-sized companies	11,225	16.2	10,182	17.8	7,311	16.5
Individuals	39,649	57.3	31,988	55.7	24,609	55.5
- Bank	20,538	29.7	16,322	28.4	12,916	29.1
- Regional Credit Card Companies	16,096	23.3	12,439	21.7	9,260	20.9
- CFA	3,015	4.3	3,227	5.6	2,433	5.5
Financial Sector (1)	455	0.7	848	1.5	652	1.5
Non-Financial Public Sector	—	—	—	—	—	—

Total (2)	69,208	100.0	57,408	100.0	44,303	100.0

(1)	Includes local and international financial sector. Financial Sector loans are primarily composed of interbank loans (call money loans), overnight deposits at international money center banks and loans to provincial banks.
(2)	Before the allowance for loan losses.

Loans by Economic Activity

The following table sets forth as of the dates indicated an analysis of our loan portfolio according to the borrower’s main economic activity. Figures include principal and interest.

	As of December 31,
	2014		2013		2012
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of Pesos, except percentages)
Financial Sector (1)	455	0.7	848	1.5	652	1.5

Services
Non-Financial Public Sector	—	—	—	—	—	—
Communications, Transportation Health and Others	2,886	4.2	2,882	5.0	2,064	4.7
Electricity, Gas, Water Supply and Sewage Services	216	0.3	260	0.5	244	0.6
Other Financial Services	366	0.5	231	0.4	165	0.3

Total	3,468	5.0	3,373	5.9	2,473	5.6

Primary Products
Agriculture and Livestock	8,178	11.8	7,160	12.5	4,845	10.9
Fishing, Forestry and Mining	1,459	2.1	478	0.8	134	0.3

Total	9,637	13.9	7,638	13.3	4,979	11.2

Consumer	39,747	57.4	31,720	55.3	24,168	54.5

Retail Trade	2,237	3.2	2,326	4.0	1,749	4.0

Wholesale Trade	3,699	5.4	3,075	5.4	2,476	5.6

Construction	709	1.0	707	1.2	594	1.3

Manufacturing
Foodstuffs	2,943	4.3	2,303	4.0	2,615	5.9
Transportation Materials	996	1.4	963	1.7	1,041	2.3
Chemicals and Oil	2,269	3.3	1,557	2.7	1,140	2.6
Other Manufacturing Industries	3,048	4.4	2,898	5.0	2,416	5.5

Total	9,256	13.4	7,721	13.4	7,212	16.3

Other Loans	0	0.0	0	0.0	0	0.0

Total (2)	69,208	100.0	57,408	100.0	44,303	100.0

(1)	Includes local and international financial sectors.
(2)	Before the allowance for loan losses.

Consumer loans account for the majority of the loan portfolio, which as of the fiscal year-end represented 57.4% of the total loan portfolio; as compared to the 55.3% for fiscal year 2013 and 54.5% for fiscal year 2012.

As for business activities, the most significant categories during the fiscal year ended December 31, 2014 were loans to the primary production sector, the manufacturing industry and trade (wholesale and retail), with a total portfolio share of 13.9%, 13.4% and 8.6%, respectively.

The most significant growth as compared to fiscal year 2013 occurred in the primary production sector with a 26% increase, in the consumer sector with an increase of 25% and in the manufacturing sector, which increased 20%.

Maturity Composition of the Loan Portfolio

The following table sets forth an analysis by type of loan and time remaining to maturity of our loan portfolio as of December 31, 2014.

	Within 1 Month	After 1 Month but within 6 Months	After 6 Months but within 12 Months	After 1 Year but within 3 Years	After 3 Years but within 5 Years	After 5 Years	Total at December 31, 2014
	(in millions of Pesos)
Non-Financial Public Sector (1)	—	—	—	—	—	—	—
Financial Sector (1)	73	120	—	—	—	—	193
Private Sector and Residents Abroad	38,558	14,724	6,881	8,059	645	148	69,015
- Advances	2,718	1,063	205	1	—	—	3,987
- Promissory Notes	3,801	5,796	2,453	4,131	112	11	16,304
- Mortgage Loans	80	201	301	728	214	137	1,661
- Pledge Loans	21	107	121	250	1	—	500
- Personal Loans	567	1,710	1,677	2,726	316	—	6,996
- Credit-Card Loans	29,178	5,834	2,120	216	—	—	37,348
- Other Loans	1,572	13	4	7	2	—	1,598
- Accrued Interest and Quotation
Differences Receivable (1)	970	—	—	—	—	—	970
- (Documented Interest)	(348)	—	—	—	—	—	(348)
- (Unallocated Collections)	(1)	—	—	—	—	—	(1)
Allowance for Loan Losses (2)	(2,615)	—	—	—	—	—	(2,615)

Total Loans, Net	36,016	14,844	6,881	8,059	645	148	66,593

(1)	Interest and the CER adjustment were assigned to the first month.
(2)	Allowances were assigned to the first month as were past due loans and loans in judicial proceedings.

Interest Rate Sensitivity of Outstanding Loans

The following table presents the interest rate sensitivity of our outstanding loans due after one year by denomination as of December 31, 2014.

	In millions of Pesos	As a % of Total Loans
Variable Rate (1)(2)
Pesos	2,371	24.5%
Dollars	52	0.5%

Total	2,423	35.0%

Fixed Rate (2)(3)
Pesos	7,205	74.4%
Dollars	53	0.5%

Total	7,258	74.9%

(1)	Includes overdraft loans.
(2)	Includes past due loans and excludes interest receivable, differences in quotations and the CER adjustment.
(3)	Includes short-term and long-term loans whose rates are determined at the beginning of the loans’ life.

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

The Risk Management Division handles financial, operational, credit, reputational and strategic risks.

During fiscal year 2014 Banco Galicia created the Compliance Division, which reports to the board of directors of Banco Galicia, responsible for monitoring the Bank’s compliance with laws, regulations and internal policies, in order to prevent economic or penal sanctions and to reduce any reputational impact. It is an independent division that coordinates and assists with the identification, advice, monitoring, reporting and early warning of risks of compliance.

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

Loans are generally approved by the Divisions of Corporate Credit Approval and of Credit Analysis pursuant to set authorization levels. However, loans exceeding a certain amount and loans granted to (domestic or foreign) financial institutions and to related customers are approved by the Credit Committee.

The Customer Credit Recovery Division is responsible for reducing the deterioration of the credit quality of the portfolio under management and also for working with customers on their credit quality for their re-eligibility for loans. It is also responsible for the preventive management of the Bank’s portfolio by using strategic behavior models that help anticipate non-performing credit customers.

The Portfolio Recovery Division covers the court and out-of-court proceedings of customers within the individuals and companies portfolio. Additionally, the division advises on legal aspects to the Credit Division.

The Planning Department is responsible for the strategic vision of the area, defining efficiency ratios and action plans, proposing alternatives which contribute to an ongoing improvement and ensuring the compliance of the established objectives.

It is also responsible for ensuring regulatory compliance in acordance with the regulations passed by the applicable authorities, and for reviewing and proposing changes to Banco Galicia’s internal policies, with respect to both credit granting and recovery of past-due loans. This department consistently interfaces with the Risk Management Division.

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

With regards to recovery of past due loans, the Regional Credit Card Companies and Cobranzas Regionales, a subsidiary of Tarjetas Regionales, manage the early stages of delinquency through their branch personnel and use different types of contact with customers (letters, phone calls, etc.). After 100 days, recovery is turned over to collection agencies that manage out of court proceedings, and if the loan is not recovered, court proceedings could be initiated by other specialized agencies. Cobranzas Regionales supervises the whole process of recovery, including recovery procedures of such collection agencies.

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

For the purposes of the Argentine Central Bank’s regulations, consumer loans are defined as mortgage loans, pledge loans, credit card loans and other types of loans in installments granted to individuals. All other loans are considered commercial loans. In addition, in accordance with an option set forth in these regulations, Banco Galicia prospectively applies the consumer portfolio classification criteria to commercial loans of up to Ps.2.5 million. This classification is based on the level of fulfillment and the situation thereof.

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

The review must be carried out on each borrower with debt pending payment equal to the lesser of the following amounts: Ps.4 million or 1% of the bank’s computable capital (the “RPC”) but, in any case, the review shall cover at least 20% of the total loan portfolio. The frequency of the review of each borrower depends on the bank’s exposure to that borrower. The Argentine Central Bank requires that the larger the exposure is, the more frequent the review should be. This review must be conducted every calendar quarter when credit exposure to that borrower is equal to or in excess of 5% of the bank’s RPC, or every six months when exposure equals or exceeds the lesser of the following amounts: Ps.4 million or 1% of the bank’s RPC. In all cases, at least 50% of Banco Galicia’s commercial portfolio must be reviewed once every six months; and all other borrowers in Banco Galicia’s commercial portfolio must be reviewed during the fiscal year, so that the entire commercial portfolio is reviewed every fiscal year.

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

(iii)  classified as “investment grade” by any of the rating agencies admitted pursuant to Communication “A” 2729 of the Argentine Central Bank.

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

Minimum Allowances for Loan Losses
Category	Secured	Unsecured
1. Normal Situation	1%	1%
2. (a) “Under Observation” and “Low Risk”	3%	5%
2. (b) “Under Negotiation or Refinancing Agreements”	6%	12%
3. “With Problems” and “Medium Risk”	12%	25%
4. “High Risk of Insolvency” and “High Risk”	25%	50%
5. “Uncollectible”	50%	100%
6. “Uncollectible Due to Technical Reasons”	100%	100%

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

As of December 31, 2014, 2013 and 2012, we maintained a general loan loss allowance of Ps.1,283 million, Ps.1,010 million and Ps.938 million, respectively, which exceeded by Ps.457 million, Ps.442 million and Ps.501 million, respectively, the 1% minimum general allowance required by the Argentine Central Bank. The increase in these amounts was related to the growth and seasoning of the individuals’ loan portfolio and the impact of the worsening of certain macroeconomic variables.

Classification of the Loan Portfolio based on Argentine Central Bank Regulations

The following tables set forth the amounts of our loans past due and the amounts not yet due of the loan portfolio, including the loan portfolios of Banco Galicia, the Regional Credit Card Companies and CFA, applying the Argentine Central Bank’s loan classification criteria in effect at the dates indicated.

	As of December 31, 2014
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	65,279	96.9	—	—	65,279	94.3
2. With Special Follow-up - Under observation and Low Risk	1,457	2.2	—	—	1,457	2.1
3. With Problems and Medium Risk	339	0.5	439	24.3	778	1.1
4. High Risk of Insolvency and High Risk	327	0.4	1,049	58.1	1,376	2.0
5. Uncollectible	—	—	315	17.4	315	0.5
6. Uncollectible Due to Technical Reasons	—	—	3	0.2	3	—

Total	67,402	100.0	1,806	100.0	69,208	100.0

	As of December 31, 2013
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	54,119	96.9	—	—	54,119	94.3
2. With Special Follow-up - Under observation and Low Risk	1,238	2.2	—	—	1,238	2.1
3. With Problems and Medium Risk	311	0.6	415	26.9	726	1.3
4. High Risk of Insolvency and High Risk	197	0.3	724	46.9	921	1.6
5. Uncollectible	—	—	402	26.1	402	0.7
6. Uncollectible Due to Technical Reasons	—	—	2	0.1	2	—

Total	55,865	100.0	1,543	100.0	57,408	100.0

	As of December 31, 2012
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	41,791	96.8	—	—	41,791	94.3
2. With Special Follow-up - Under observation and Low Risk	1,017	2.4	—	—	1,017	2.3
3. With Problems and Medium Risk	244	0.5	353	31.5	597	1.4
4. High Risk of Insolvency and High Risk	128	0.3	535	47.6	663	1.5
5. Uncollectible	—	—	233	20.8	233	0.5
6. Uncollectible Due to Technical Reasons	—	—	2	0.1	2	—

Total	43,180	100.0	1,123	100.0	44,303	100.0

	As of December 31, 2011
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	30,716	97.3	—	—	30,716	95.5
2. With Special Follow-up - Under observation and Low Risk	605	1.9	—	—	605	1.9
3. With Problems and Medium Risk	162	0.5	163	27.9	325	1.0
4. High Risk of Insolvency and High Risk	96	0.3	276	47.0	372	1.2
5. Uncollectible	—	—	144	24.6	144	0.4
6. Uncollectible Due to Technical Reasons	—	—	3	0.5	3	—

Total	31,579	100.0	586	100.0	32,165	100.0

	As of December 31, 2010
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	21,230	97.4	—	—	21,230	94.9
2. With Special Follow-up - Under observation and Low Risk	387	1.8	—	—	387	1.7
3. With Problems and Medium Risk	114	0.5	145	25.1	259	1.2
4. High Risk of Insolvency and High Risk	65	0.3	252	43.7	317	1.4
5. Uncollectible	—	—	178	31.0	178	0.8
6. Uncollectible Due to Technical Reasons	—	—	1	0.2	1	—

Total	21,796	100.0	576	100.0	22,372	100.0

Amounts Past Due and Non-Accrual Loans

The following table analyzes amounts past due by 90 days or more in our loan portfolio, by type of loan and by type of guarantee as of the dates indicated, as well as our non-accrual loan portfolio, by type of guarantee, our allowance for loan losses and the main asset quality ratios as of the dates indicated.

	As of December 31,
	2014	2013	2012	2011	2010
	(in millions of Pesos, except ratios)
Total Loans (1)	69,208	57,408	44,303	32,165	22,372

Non-Accrual Loans (2)
With Preferred Guarantees	50	39	13	17	28
With Other Guarantees	59	58	29	13	37
Without Guarantees	2,363	1,954	1,453	814	690

Total Non-Accrual Loans (2)	2,472	2,051	1,495	844	755

Past Due Loan Portfolio
Non-Financial Public Sector	—	—	—	—	—
Local Financial Sector	—	—	—	—	—
Non-Financial Private Sector and Residents Abroad
Advances	169	150	96	65	94
Promissory Notes	121	76	54	35	53
Mortgage Loans	12	28	9	11	16
Pledge Loans	9	5	1	3	7
Personal Loans	262	243	188	116	131
Credit-Card Loans	1,200	1,003	740	340	238
Placements with Correspondent Banks	—	—	—	—	—
Other Loans	33	38	35	16	37

Total Past Due Loans	1,806	1,543	1,123	586	576

Past Due Loans
With Preferred Guarantees	42	34	10	11	19
With Other Guarantees	38	47	25	11	35
Without Guarantees	1,726	1,462	1,088	564	522

Total Past Due Loans	1,806	1,543	1,123	586	576

Allowance for Loan Losses	2,615	2,129	1,732	1,284	1,038

Ratios (%)
As a % of Total Loans:
- Total Past Due Loans	2.61	2.69	2.53	1.82	2.57
- Past Due Loans with Preferred Guarantees	0.06	0.06	0.02	0.03	0.09
- Past Due Loans with Other Guarantees	0.05	0.08	0.06	0.04	0.16
- Past Due Unsecured Amounts	2.50	2.55	2.45	1.75	2.32
- Non-Accrual Loans (2)	3.57	3.57	3.37	2.63	3.37
- Non-Accrual Loans (2) (Excluding Interbank Loans)	3.59	3.62	3.40	2.64	3.42
Non-Accrual Loans (2) as a Percentage of Loans to the Private Sector	3.57	3.57	3.37	2.63	3.37
Allowance for Loan Losses as a % of:
- Total Loans	3.78	3.71	3.91	3.99	4.64
- Total Loans Excluding Interbank Loans	3.79	3.76	3.94	4.02	4.70
- Total Non-Accrual Loans (2)	105.78	103.80	115.85	152.01	137.57
Non-Accrual Loans with Guarantees as a Percentage of Non-Accrual Loans (2)	4.41	4.73	2.81	3.55	8.65
Non-Accrual Loans as a Percentage of Total Past Due Loans	136.88	132.92	133.13	144.05	131.08

(1)	Before the allowance for loan losses.
(2)	Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.

At the end of the fiscal year ended December 31, 2014, our non-accrual loans to the private sector remained unchanged from 2013 at 3.57%.

Banco Galicia has entered into certain debt renegotiation agreements with customers. Banco Galicia has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements are included within past due and accruing loans, which amounted to Ps.88 million, Ps.97 million and Ps.99 million as of December 31, 2014, 2013 and 2012, respectively.

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

The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	As of December 31,
	2014	2013	2012	2011	2010
				(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	117	127	86	53	56

Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	6	6	4	3	3

(1)	Recorded under “Miscellaneous Income”.

Loan Loss Experience

The following table presents an analysis of our allowance for loan losses and of our credit losses as of and for the periods indicated. Certain loans are charged off directly to income statement (such charge offs are immaterial amounts charged to income before any allowances for loan losses are recorded) therefore, are not reflected in the allowance.

	Fiscal Year Ended
	December 31,
	2014	2013	2012	2011	2010
	(in millions of Pesos, except ratios)
Total Loans, Average (1)	59,094	47,964	35,213	26,219	16,801

Allowance for Loan Losses at Beginning of Period (2)	2,129	1,732	1,284	1,038	806
Changes in the Allowance for Loan Losses During the Period (2)
Provisions Charged to Income	2,339	1,701	1,295	820	524
Prior Allowances Reversed	(1)	—	(12)	(22)	—
Charge-Offs (A)	(1,840)	(1,304)	(835)	(552)	(488)
Inflation and Foreign Exchange Effect and Other Adjustments	(12)	—	—	—	196

Allowance for Loan Losses at End of Period	2,615	2,129	1,732	1,284	1,038

Charge to the Income Statement during the Period
Provisions Charged to Income (2)	2,339	1,701	1,295	820	524
Direct Charge-Offs, Net of Recoveries (B)	(181)	(187)	(132)	(162)	(89)
Recoveries of Provisions	(1)	—	(60)	(22)	—

Net Charge (Benefit) to the Income Statement	2,157	1,514	1,103	636	435

Ratios (%)
Charge-Offs Net of Recoveries (A+B) to Average Loans (4)	2.81	2.33	2.00	1.49	2.38
Net Charge to the Income Statement to Average Loans(4)	3.65	3.16	3.13	2.42	2.59

(1)	Before the allowance for loan losses.
(2)	Includes quotation differences for Galicia Uruguay.
(3)	Charge-offs plus direct charge-offs minus bad debts recovered.

During 2014, the Bank established allowances for loan losses in an amount of Ps.2,339 million. The increase recorded in the allowances for loan losses in fiscal year 2014 was primarily related to the growth and seasoning of the consumer loan portfolio and to the worsening of certain macroeconomic variables, as inflation rate.

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

	As of December 31,
	2014			2013			2012
	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	—	—	—	—	—	—	—
Local Financial Sector	—	—	0.3	—	—	1.1	—	—	0.8
Non-Financial Private Sector and Residents Abroad
Advances	121	0.2	5.8	95	0.2	5.8	68	0.2	7.0
Promissory Notes	94	0.1	23.6	56	0.1	23.2	41	0.1	23.6
Mortgage Loans	13	—	2.4	11	—	3.1	4	—	2.6
Pledge Loans	5	—	0.7	3	—	0.8	1	—	0.7
Personal Loans	299	0.4	10.1	261	0.5	14.0	190	0.4	16.4
Credit-Card Loans	759	1.1	54.0	676	1.2	47.7	461	1.0	43.5
Placements in Correspondent Banks	—	—	0.4	—	—	1.0	—	—	0.6
Other	19	—	2.8	22	—	3.1	15	—	4.7
Unallocated (1)	1,305	1.9	—	1,005	1.8	—	952	2.2	—

Total	2,615	3.8	100.0	2,129	3.7	100.0	1,732	3.9	100.0

	As of December 31,
	2011			2010
	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	—	—	—	—
Local Financial Sector	—	—	1.0	—	—	0.4
Non-Financial Private Sector and Residents Abroad
Advances	49	0.2	7.2	55	0.3	4.4
Promissory Notes	36	0.1	19.9	43	0.2	20.3
Mortgage Loans	6	—	3.0	11	0.1	4.3
Pledge Loans	1	—	0.6	3	—	0.5
Personal Loans	128	0.4	18.0	139	0.6	18.3
Credit-Card Loans	232	0.7	41.6	167	0.8	40.8
Placements in Correspondent Banks	—	—	0.2	—	—	1.0
Other	9	—	8.4	17	0.1	10.2
Unallocated (1)	823	2.6	—	604	2.7	—

Total	1,284	4.0	100.0	1,038	4.6	100.0

(1)	The unallocated reserve consists of the allowances established on the portfolio classified in the “normal situation” category and includes additional reserves in excess of Argentine Central Bank minimum requirements.

Charge-Offs

The following table sets forth the allocation of the main charge-offs made by Banco Galicia, the Regional Credit Card Companies and CFA during the years ended December 31, 2014, 2013 and 2012.

	Fiscal Year Ended
	December 31,
	2014	2013	2012
	(in millions of Pesos)
Charge-offs by Type
Advances	95	53	50
Promissory Notes	180	79	71
Mortgage Loans	75	1	3
Pledge Loans	5	—	2
Personal Loans	410	374	275
Credit-Card Loans
Banco Galicia	255	271	160
Regional Credit Card Companies	691	467	229
Other Loans	129	59	45

Total(1)	1,840	1,304	835

(1)	Do not include the amounts directly charged off to the income statement.

During fiscal year 2014, Ps.1,840 million was charged off against the allowance for loan losses, including the Regional Credit Card Companies’ and CFA’s loan portfolios, while in fiscal year 2013 it amounted to Ps.1,304 million. For both fiscal years, the increases as compared to the prior years were attributable to the seasoning of the individuals’ loan portfolio.

Foreign Outstandings

Cross-border or foreign outstandings for a particular country are defined as the sum of all claims against third parties domiciled in that country and comprise loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets that are denominated in Dollars or other non-local currency. The following were our foreign outstandings as of the dates indicated representing 1.0% or more of our total assets:

	Fiscal Year Ended
	December 31,
Country	2014	2013	2012
	(in millions of Pesos)
United Kingdom
Demand Deposits	—	—	4
Other	—	—	—

Total	—	—	4

United States
Demand Deposits	47	71	122
Overnight Placements	261	586	278
Other	10	14	30

Total	318	671	430

Germany
Demand Deposits	32	36	11
Other	—	—	—

Total	32	36	11

As of December 31, 2014, we had the following foreign outstandings:

•	Ps.318 million (0.3% of our total assets) representing liquid placements with United States financial institutions, of which Ps.261 million represented overnight placements and Ps.47 million corresponded to demand deposits.

•	Ps.32 million with German financial institutions corresponding to demand deposits.

Deposits

The following table sets out the composition of our deposits as of December 31, 2014, 2013 and 2012. Our deposits represent deposits with Banco Galicia and CFA.

	As of December 31,
	2014	2013	2012
	(in millions of Pesos)
Checking Accounts and Other Demand Deposits	15,755	12,394	9,916
Savings Accounts	16,897	11,801	9,478
Time Deposits	30,730	26,185	19,694
Other Deposits (1)	722	574	577
Plus: Accrued Interest, Quotation Differences and CER Adjustment	562	441	280

Total Deposits	64,666	51,395	39,945

(1)	Includes among other, deposits originated by Decree No. 616/05, Reprogrammed Deposits under judicial proceedings and other demand deposits.

In 2014, our consolidated deposits increased 26% mainly as a result of a Ps.8,457 million increase in deposits in checking and savings accounts and a Ps.4,545 million increase in time deposits. As in prior years, these increases were mainly due to deposits received by Banco Galicia.

In 2013, our consolidated deposits increased 29% primarily as a result of a Ps.4,801 million increase in deposits in checking and savings accounts and a Ps.6,491 million increase in time deposits. These increases were mainly a result of deposits received by Banco Galicia.

In 2012, our consolidated deposits increased 33% primarily as a result of a Ps.4,180 million increase in deposits in checking and savings accounts and a Ps.5,543 million increase in time deposits. These increases were mainly due to deposits received by Banco Galicia.

For more information, see Item 5.A. “Operating Results-Funding”.

The following table provides a breakdown of our consolidated deposits as of December 31, 2014, by contractual term and currency of denomination.

	Peso-Denominated		Dollar-Denominated		Total
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of Pesos, except percentages)
Checking Accounts and Demand Deposits	Ps.15,755	26.6%	—	—%	Ps.15,755	24.6%
Savings Accounts	14,088	23.8	2,809	58.3	16,897	26.4
Time Deposits	28,811	48.6	1,919	39.8	30,730	47.9
Maturing Within 30 Days	8,161	13.8	694	14.4	8,855	13.8
Maturing After 31 Days but Within 59 Days	11,862	20.0	299	6.2	12,161	19.0
Maturing After 60 Days but Within 89 Days	4,334	7.3	237	4.9	4,571	7.1
Maturing After 90 Days but Within 179 Days	2,571	4.3	343	7.1	2,914	4.6
Maturing After 180 Days but Within 365 Days	1,288	2.2	317	6.6	1,605	2.5
Maturing After 365 Days	595	1.0	29	0.6	624	0.9
Other Deposits	629	1.0	94	1.9	723	1.1
Maturing Within 30 Days	374	0.6	83	1.7	457	0.7
Maturing After 31 Days but Within 59 Days
Maturing After 60 Days but Within 89 Days	—	—	—	—	—	—
Maturing After 90 Days but Within 179 Days	2	—	—	—	2	—
Maturing After 180 Days but Within 365 Days	136	0.2	—	—	136	0.2
Maturing After 365 Days	117	0.2	11	0.2	128	0.2

Total Deposits (1)	59,283	100.0%	4,822	100.0%	64,105	100.0%

(1)	Only principal. Excludes the CER adjustment.

The categories with the highest concentration of maturities per their original term are those within the segments “within 30 Days” and “after 31 days but within 59 days” (Pesos and Dollars), which accounted for 32.8% of the total and corresponded mainly to Peso-denominated time deposits. The rest of the terms have a homogeneous participation. As of December 31, 2014, the average original term of non-adjusted Peso-denominated time deposits was approximately 43 days and for Dollar-denominated time deposits the original term was 48 days. Dollar-denominated deposits, for Ps.4,822 million (only principal), represented 7.5% of total deposits.

The following table provides information about the maturity of our outstanding time deposits exceeding US$100,000, as of December 31, 2014.

Deposits over US$100,000
(in millions of Pesos)
Time Deposits
Within 30 Days	3,678
After 31 Days but Within 59 Days	8,941
After 60 Days but Within 89 Days	2,379
After 90 Days but Within 179 Days	1,474
After 180 Days but Within 365 Days	1,195
After 365 Days	184

Total Outstandig Time Deposits Exceeding US$100.000 (1)	17,851

(1)	Only principal.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the periods indicated.

	Fiscal Year Ended
	December 31,
	2014	2013	2012
	(in millions of Pesos, except percentages)
Net Income / (Loss)	3,338	1,824	1,336
Average Total Assets	92,510	69,844	54,416
Average Shareholders’ Equity	8,543	5,618	4,160
Shareholders’ Equity at End of the Period	10,246	6,947	4,870
Net Income as a Percentage of:
Average Total Assets	3.85	2.91	2.80
Average Shareholders’ Equity	39.07	32.47	32.12
Declared Cash Dividends	100.00	38.60	24.35
Dividend Payout Ratio	3.00	2.12	1.82
Average Shareholders’ Equity as a Percentage of Average Total Assets	9.23	8.04	7.65
Shareholders’ Equity at the End of the Period as a Percentage of Average Total Assets	11.08	9.95	8.95

Short-term Borrowings

Our short-term borrowings include all of our borrowings (including repurchase agreement transactions, debt securities and notes) with a contractual maturity of less than one year, owed to foreign or domestic financial institutions or holders of notes.

	As of December 31,
	2014	2013	2012
	(in millions of Pesos)
Short-Term Borrowings
Argentine Central Bank	7	6	1
Other Banks and International Entities
Credit Lines from Domestic Banks	377	529	419
Credit Lines from Foreign Banks	507	378	198
Notes	228	161	312

Total	1,119	1,074	930

As of the end of fiscal year 2014, our short-term borrowings mainly consisted of credit lines from foreign banks, which represented 45.3% of our short term borrowings. Credit lines from domestic banks represented 33.7%

We also borrow funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	As of December 31,
	2014	2013	2012
	(in millions of Pesos)
Banks and International Entities
Contractual Short-term Liabilities
Other Lines from Foreign Banks	507	378	198
Total Short-term Liabilities	507	378	198

Total Banks and International Entities	507	378	198

Domestic and Financial Institutions
Contractual Short-term Liabilities:
Other Lines from Credit from Domestic Banks	—	—	—
Total Short-term Liabilities	377	529	419

Total Domestic and Financial Institutions	377	529	419

Total	884	907	617

The outstanding amounts and the terms corresponding to the outstanding notes as of the dates indicated below are as follows:

	As of December 31,
	Maturity	Annual Interest Rate	2014	2013	2012
(in millions of Pesos)
Notes(*)
Tarjetas Cuyanas S.A. Class XI Series I (Quarterly interest, principal payable at maturity)	2014	20.50%	—	13	—
Tarjeta Naranja Class XXIII Series I (Quarterly interest, principal payable at maturity)	2014	24.50%	—	35	—
Tarjeta Naranja Class XXII Series I (Quarterly interest, principal payable at maturity)	2014	21.00%	—	42	—
CFA Class IX Series I (Quarterly interest, principal payable at maturity)	2014	18.89%	—	45	—
CFA Class X Series I (Quarterly interest, principal payable at maturity)	2014	23.5%	—	26	—
Tarjeta Naranja Class XVIII Series I (Quarterly interest, principal payable at maturity)	2013	17.70%	—	—	46
Tarjeta Naranja Class XIX Series I (Quarterly interest, principal payable at maturity)	2013	19.00%	—	—	53
Tarjetas Cuyanas Class VIII Series I (Quarterly interest, principal payable at maturity)	2013	17.75%	—	—	50
Tarjetas Cuyanas Class IX Series I (Quarterly interest, principal payable at maturity)	2013	19.25%	—	—	33
CFA Class VI Series I (Quarterly interest, principal payable at maturity)	2013	15.50%	—	—	81
CFA Class VII Series I (Quarterly interest, principal payable at maturity)	2013	17.90%	—	—	49
CFA Class XI Series I (Quarterly interest, principal payable at maturity)	2015	Badlar + 297 b.p.	50	—	—
CFA Class XII Series I (Quarterly interest, principal payable at maturity)	2015	Badlar + 247 b.p.	50	—	—
CFA Class XIII Series I (Quarterly interest, principal payable at maturity)	2015	2.75%	128	—	—

Total			228	161	312

(*)	Only principal.

The following table sets forth the items listed below for our significant short-term borrowings for the fiscal years ended December 31, 2014, 2013 and 2012:

•	the weighted-average interest rate at year-end,

•	the maximum balance recorded at the monthly closing dates of the periods,

•	the average balances for each period calculated on a daily basis, and

•	the weighted-average interest rate for each period.

	As of December 31,
	2014	2013	2012
	(in millions of Pesos, except percentages)
Argentine Central Bank
Weighted-average Interest Rate at End of Period	—%	—%	—%
Maximum Balance Recorded at the Monthly Closing Dates	8	6	1
Average Balances for Each Period	5	4	1
Weighted-average Interest Rate for the Period	—%	—%	—%
Credit Lines from Domestic Banks
Weighted-average Interest Rate at End of Period	27.5%	26.0%	19.4%
Maximum Balance Recorded at the Monthly Closing Dates	681	694	419
Average Balances for Each Period	524	504	326
Weighted-average Interest Rate for the Period	31.0%	21.0%	16.0%
Credit Lines from Foreign Banks
Weighted-average Interest Rate at End of Period	3.4%	2.3%	3.8%
Maximum Balance Recorded at the Monthly Closing Dates	1,498	535	1,155
Average Balances for Each Period	871	300	906
Weighted-average Interest Rate for the Period	2.5%	1.8%	2.6%
Repurchases with Domestic Banks
Weighted-average Interest Rate at End of Period	—%	—%	11.0%
Maximum Balance Recorded at the Monthly Closing Dates	433	456	428
Average Balances for Each Period	59	113	173
Weighted-average Interest Rate for the Period	21.7%	12.1%	9.6%
Notes
Weighted-average Interest Rate at End of Period	25.5%	22.8%	17.6%
Maximum Balance Recorded at the Monthly Closing Dates	228	402	387
Average Balances for Each Period	114	268	304
Weighted-average Interest Rate for the Period	24.0%	19.3%	16.8%

Regulatory Capital

Grupo Financiero Galicia

Grupo Financiero Galicia’s capital adequacy is not under the supervision of the Argentine Central Bank. Grupo Financiero Galicia has to comply with the minimum capital requirement established by the Corporations Law. On October 8, 2012, through Decree 1331/12, such amount was determined to be Ps.100,000.

Banco Galicia

Banco Galicia is subject to the capital adequacy rules of the Argentine Central Bank. The capital adequacy regulations are based on the Basel Committee methodology which establishes the minimum capital a financial institution is required to maintain in order to cover the various risks inherent to its business activity and endemic to its assets. Such risks include: credit risk, generated both by exposure to the private sector and to the public sector; market risk, generated by positions in securities, foreign-currency and CER; and interest-rate risk, generated by mismatches between assets and liabilities in terms of interest-rate repricing. Historically, the minimum capital requirement imposed by the regulations was 8% of risk-weighted assets, for exposure to both the private sector and the public sector, with such requirement decreasing depending on the existence of certain guarantees in the case of private-sector assets and for certain liquid assets. In the past years, the Argentine Central Bank established amendments to the rule, the main and most recent of which are detailed below.

As of February 1, 2012, the Argentine Central Bank established an additional capital requirement for operational risk coverage, equal to 15% of the annual average of financial income and net income from services corresponding to the last 36 months before the calculation date, excluding certain items that are considered extraordinary or not closely related to such risk.

Subsequently, the Argentine Central Bank modified the regulation regarding minimum capital requirements for financial entities, which came into effect in fiscal year 2013.

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

In addition, on January 8, 2015, through its Communication “A” 5694, the Argentine Central Bank established an additional minimum capital requirement for financial entities considered “systemically important”. Within this framework, the Argentine Central Bank informed Banco Galicia that it was considered to be part of this group. The additional requirement is equivalent to 1% of risk-weighted assets and can only be integrated with Level I Ordinary Capital. The regulation also established a schedule for the implementation of said requirement, which begins with the application of a coefficient of 0.075 in the first quarter of 2016 and reaches 1.00 in January 2019.

On January 23, 2015, the monetary authority issued its Communication “A” 5700, which established, among other things, the obligation to deduct from stockholders’ equity the holdings in companies whose corporate purpose is: (i) the development of activities of financial assistance through leasing and factoring, (ii) temporary purchase of shares in companies to subsequently sell these holdings, (iii) the issuance of credit cards, debit cards and similar. To this pourpose, the regulation also established a schedule that begins with a deduction of 25%, which starts in June 2015 and reaches 100% in June 2018.

Minimum capital requirements must be met by the Bank, both on an individual basis and on a consolidated basis with its significant subsidiaries.

(1)	Defined as individuals with loans in an amount less than Ps.200 thousand, and Micro SMEs with loans in an amount less than Ps.6 million, provided that the amount of the agreement does not exceed 30% of their revenues.

In the table below, Banco Galicia’s information on regulatory capital and compliance with minimum capital requirements regulations is consolidated with Tarjetas Regionales and its subsidiaries, CFA and Galicia Uruguay.

	December 31,
(in millions of Pesos, except percentages)	2014	2013	2012
Minimum capital required (A)	7,077	5,691	4,266
Allocated to Financial Assets, Fixed Assets, Other Assets and to Lending to the Public Sector	5,098	4,328	3,486
Allocated to Market Risk	200	58	16
Allocated to Interest-Rate Risk	—	—	47
Allocated to Operational Risk	1,779	1,305	717

Computable Capital (B)	10,133	7,513	5,611
- Tier I	8,041	5,478	4,272
- Tier II	2,020	1,805	1,314
Additional Capital- Market Variation	72	230	25

Excess over Required Capital (B)-(A)	3,056	1,822	1,345

Total Capital Ratio (%)	15.91	14.28	13.02

(1)	In accordance with Argentine Central Bank rules applicable at each date.

As of December 31, 2014, Banco Galicia’s consolidated computable capital exceeded the minimum capital requirement of Ps.7,077 million by Ps.3,056 million, or 43%. As of December 31, 2013, the minimum capital requirement was Ps.5,691 million and Banco Galicia’s consolidated computable capital exceeded such amount by Ps.1,822 million, or 32%.

The above noted minimum capital requirement increase of Ps.1,386 million as compared to December 31, 2013, was primarily a result of: i) higher requirements in connection with financing to the private sector for Ps.770 million, due to the growth of this portfolio; and ii) higher requirements in connection with operational risk for Ps.474 million.

Computable capital increased Ps.2,620 million as compared to December 31, 2013, mainly as a result of: i) a higher Tier I capital, of Ps.2,563 million, mainly due to the increase in net income and partially offset by higher deductions resulting from organization and development expenses; and ii) an increase in Tier II capital, of Ps.215 million.

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

Minimum Capital Requirements of Insurance Companies

The insurance companies controlled by Sudamericana must meet the minimum capital requirements set by General Resolution No. 31,134 of the National Insurance Superintendency. This resolution requires insurance companies to maintain a minimum capital level equivalent to the highest of the amounts calculated as follows:

(a)	By line of insurance: this method establishes a fixed amount by line of insurance. For life insurance companies, it is Ps.3 million, increasing to Ps.6 million for companies that offer pension-linked life insurance. For providers of retirement insurance that do not offer pension-linked annuities, the requirement is Ps.10 million. For companies that offer property insurance that includes damage coverage (excluding those related to vehicles) the requirement is Ps.3 million (increasing to Ps.15 million for companies that offer all property and casualty products).

(b)	By premiums and additional fees: to use this method, the company must calculate the sum of the premiums written and additional fees earned in the last 12 months. Based on the total, the company must calculate 16%. Finally, it must adjust the total by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

(c)	By claims: to use this method, the company must calculate the sum of gross claims paid during the 36 months prior to the end of the period under analysis. To that amount, it must add the difference between the balance of unpaid claims as of the end of the period under analysis and the balance of unpaid claims as of the 36th month prior to the end of the period under analysis. The resulting figure must be divided by three. Then the company must calculate 23%. The resulting figure must be adjusted by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

(d)	For life insurance companies that offer policies with an investment component, the figures obtained in b) and c) must be increased by an amount equal to 4% of the technical reserves adjusted by the ratio of net technical reserves to gross technical reserves (at least 85%), plus 0.3% of at-risk capital adjusted by the ratio of retained at-risk capital to total at-risk capital (at least 50%).

The minimum required capital must then be compared to computable capital, defined as shareholders’ equity less non-computable assets. Non-computable assets consist mainly of deferred charges, pending capital contributions, the proposal for profits distribution and excess investments in authorized instruments.

As of December 31, 2014, the computable capital of the companies controlled by Sudamericana exceeded the minimum requirement of Ps.267 million by Ps.45.6 million.

Sudamericana also owns Galicia Broker, a company dedicated to brokerage in different lines of insurance that is regulated by the guidelines of the Corporations Law, which provided for a minimum capital requirement of Ps.100,000.

Government Regulation

General

All companies operating in Argentina must be registered with the Argentine Public Registry of Commerce whose regulations are applicable to all companies in Argentina but may be superseded by other regulatory entities’ rules, depending on the matter, such as CNV or the Argentine Central Bank. All companies operating in Argentina are also regulated by the Corporations Law.

In its capacity as a company listed in Argentina, Grupo Financiero Galicia must comply with the disclosure, reporting, governance and other rules applicable to it issued by the markets in which it is listed and its regulators, including the Capital Markets Law, Law No. 20,643, the Decrees No. 659/74 and No. 2,220/80 and the CNV’s General Regulation No. 622/13, as amended (the “CNV Rules”). The Capital Markets Law replaced Law No.17,811 and Decree No. 677/01, with the aim of regulating the capital market through the supervision of the CNV and broadening the CNV’s powers. Additionally, the law intends to enhance the growth of local markets, to develop new and simplified negotiating systems and to create new regulation standards for the Argentine stock exchange, markets and other intervenient agents.

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

Our operating subsidiaries are also subject to the following laws: Law No. 25,156 (the Competition Defense Law or, in Spanish “Ley de Defensa de la Competencia”), Law No. 22,820 (Fair Business Practice Law, in Spanish “Ley de Lealtad Comercial”) and Law No. 24,240, as amended, (the Consumer Protection Law or, in Spanish “Ley de Defensa del Consumidor”).

As a financial services holding company, we do not have a specific institution that regulates our activities. Our banking and insurance subsidiaries are regulated by different regulatory entities. In the case of Banco Galicia, the Argentine Central Bank is the main regulatory and supervising entity.

The banking industry is highly regulated in Argentina. Banking activities in Argentina are regulated by Law No. 21,526, as amended (the “Financial Institutions Law”), which places the supervision and control of the Argentine banking system in the hands of the Argentine Central Bank. The Argentine Central Bank regulates all aspects of financial activity. See “-Argentine Banking Regulation” below.

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

On January 6, 2002, the Argentine Congress enacted Law No. 25,561 (the “Public Emergency Law”), which together with various decrees and Argentine Central Bank rules, provided for the principal measures in order to deal with the 2001 and 2002 crisis, including Asymmetric Pesification, among others. The period of effectiveness of the Public Emergency Law was extended again until December 31, 2015.

Foreign Exchange Market

In late 2001 and early 2002, restrictions were imposed on access to the Argentine foreign exchange market and on capital movements. The Public Emergency Law granted the executive branch of the Argentine government the power to regulate the local foreign exchange market.

Pursuant to Decree No. 260/02, all foreign exchange transactions in Argentina must be conducted through the Argentine single and free-floating exchange market (in Spanish, “mercado único y libre de cambios”). These foreign exchange transactions are consummated using the exchange rate freely agreed upon the parties, but subject to Argentine Central Bank regulations. In addition, these transactions have to be conducted only through authorized entities supervised by the Argentine Central Bank (local banks and exchange agencies). This system continues to be in force today, with certain amendments. Only the principal features currently in force are detailed below.

According to Decree No. 616/05, which became effective on June 10, 2005, the executive branch of the Argentine government established that:

(a)	Foreign exchange flows into and from the local foreign exchange market and all resident new debt transactions that may imply future foreign exchange payments to nonresidents must be registered with the Argentine Central Bank.

(b)	All new debt of the private sector with non-residents must be for a minimum term of 365 days, except for international trade financing and primary issuances of debt securities, if such securities’ public offering and listing on self-regulated markets in Argentina has been duly authorized.

(c)	All inflows of foreign exchange resulting from such indebtedness, with the exceptions mentioned in the previous item and those regulated by the Argentine Central Bank which are detailed below, and all inflows of foreign exchange by non-residents, excluding direct foreign investments and certain portfolio investments (subscriptions of primary issuances of debt and equity securities, which public offering and listing in self-regulated markets in Argentina has been duly authorized, and government securities acquired in the secondary market), must be kept in Argentina for a term of at least 365 days and will be subject to a 30% deposit requirement.

(d)	Such deposit requirement will be held in a local financial institution as an unremunerated, no-transferable Dollar-denominated time deposit maturing in at least 365 days; such funds will not be available as a guarantee for any kind of debt and, upon the deposit maturity date, such funds will become available within the country and, therefore, will be subject to the applicable restrictions on foreign exchange transfers abroad.

(e)	The 30% deposit is not required for, among other things, inflows of foreign currency resulting from:

(i)	loans in foreign currency granted to residents by local financial institutions;

(ii)	direct investment contributions in Argentina as capital contributions to local institutions, when the contributor owns, previously or as a result of such contributions 10% or more of the company’s capital or votes, subject to the compliance with certain requirements;

(iii)	sales of ownership interests in local entities to direct investors, subject to the filing of certain documentation;

(iv)	to be applied to real estate acquisitions;

(v)	an indebtedness with multilateral and bilateral credit agencies either directly or through their related agencies, in so far as such funds pertain to transactions conducted in full compliance with their purposes; however, when such inflows are related to the integration (or acquisition) of securities issued by financial trusts, it is necessary to comply with other requirements to avoid the 30 % deposit;

(vi)	other foreign indebtedness of the local non-financial private sector, with an average life of no less than two years (including principal and interest), the proceeds of which will be applied to the acquisition of non-financial investments (as defined by the Argentine Central Bank);

(vii)	other foreign indebtedness with no resident creditor of the financial sector and of the private, non-financial sector, to extent the proceeds from the foreign exchange settlement are simultaneously applied, net of taxes an expenses to the acquisition of foreign currency to repay external debts service;

(viii)	that will be utilized within 10 business days from their liquidation in the local foreign exchange market for purposes listed as “current transactions within the international accounts” (as defined by the Argentine Central Bank), among others, within such purposes are the payment by non-Argentine residents of certain local taxes; or

(ix)	resulting from the sale of foreign assets of residents in order to subscribe to primary issuances of public debt issued by the Argentine government; and

(f)	The proceeds of sales of foreign assets brought into the country by residents (“capital repatriation”) will be subject to the 30% deposit requirement noted in (c) above, which will apply only to any amounts exceeding US$2 million per month if certain other operative requirements are met.

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

In addition, currently, access to the local foreign exchange market by non-residents (both individuals and entities) to transfer funds abroad is permitted (without requesting the Argentine Central Bank’s prior authorization):

(a)	With no limit in the case of: (i) proceeds from the principal amortization of government debt securities and guarantee loans in local currency; (ii) recoveries from local bankruptcies; (iii) proceeds from the sale, capital reduction or liquidation of direct investments (as it is defined by the Argentine Central Bank) in the non-financial private sector in Argentina if they were (w) made after October 28th, 2011, (x) the funds related to that investment were previously cleared through the local foreign exchange market, (y) the investment remained in Argentina for a minimum term of 365 days, and (z) the payment is wired to a bank account or a beneficiary established in a country listed as cooperator on transparency and exchange of information for tax purposes; and (iv) certain other specific cases.

(b)	With a US$500,000 monthly limit in the case of the aggregate proceeds of the sale of portfolio investments made with foreign currency that entered the local foreign exchange market no less than 365 days before.

As of July 5, 2012, the Argentine Central Bank suspended the applicability of Communication “A” 5,236 by the Argentine Central Bank, Section 4.2 of which had historically allowed Argentine individuals and companies to access the Argentine foreign exchange market to purchase foreign currency, up to certain designated amounts (to hold them locally or transfer them abroad) without being obligated to subsequently demonstrate how said funds were used. This channel provided entities with the ability to (among others) make real estate investments abroad and to hold savings denominated in foreign currencies in Argentina or abroad. Currently, the Argentine Central Bank and the Argentine Federal Revenue Authority (“AFIP”) are allowing only Argentine individuals to purchase foreign currencies for savings purposes and for minimum amounts (not to transfer funds abroad). For purchases of foreign currencies by companies (for savings or reserve purposes), an authorization of the Argentine Central Bank must be obtained.

Access to the foreign exchange local market for the transfer of profits and dividends abroad is permitted when (i) corresponding to audited and final balance sheets; and (ii) an “anticipated affidavit of payments abroad” (“DAPE”) is previously obtained from the AFIP.

It should be noted that since 2011, the Argentine national government has established a variety of informal or de facto restrictions that hinder the transfer of funds abroad. Hence, independently from the regulatory treatment for each transfer concept and even when complying with all formal requirements, occasionally transfers abroad cannot be completed due to such restrictions.

For instance, the Argentine Central Bank established an informal procedure, not written in any regulation, known as the “scheduling” of transactions (“calendarización” in Spanish). This scheduling procedure implies that all transfers of funds exceeding a certain amount (which may vary but is currently set at US$150,000) requires the informal authorization of the Argentine Central Bank. The intervening bank shall inform the Argentine Central Bank at least ten days in advance of all the transactions that are in a condition to be completed (since they have complied with all formal requirements). Then the Argentine Central Bank determines the particular date and amount of such transaction that may be completed, according to the trade balance of its currencies reserves (payments of royalties and dividends are often the last concepts authorized by the Argentine Central Bank).

Compensation to Financial Institutions

For the Asymmetric Pesification and its Consequences

Decree No. 214/02 provided for compensation to financial institutions, for:

•	the losses caused by the mandatory conversion into Pesos of certain liabilities at the Ps.1.4 per US$1.00 exchange rate, which exchange rate was greater than the Ps.1 per US$1.00 exchange rate established for the conversion into Pesos of certain Dollar-denominated assets. This was to be achieved through the delivery of a Peso-denominated Compensatory Bond issued by the Argentine government.

•	the currency mismatch left on financial institutions’ balance sheets after the compulsory pesification of certain of their assets and liabilities after the conversion of the Peso-denominated Compensatory Bond into a Dollar-denominated Compensatory Bond. This would be achieved by the purchase by financial institutions of a Dollar-denominated Hedge Bond. For such purpose, the Argentine government established the issuance of a Dollar-denominated bond bearing Libor and maturing in 2012 (Boden 2012 Bonds).

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

With respect to judicial deposits that have been subject to pesification, the Argentine Central Bank established that, beginning in July 2007, financial institutions must establish a provision in an amount equal to the difference that results from comparing such deposits’ balances at each month’s end, considered in their original currency, and the corresponding Peso balances actually recorded on the books. Such provision, established as of December 31, 2014 and charged to income, amounted to Ps.4.8 million.

During fiscal year 2010, Banco Galicia amortized the total remaining balance of the deferred losses from amparo claims for Ps.281 million.

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

General

Since 1977, banking activities in Argentina have been regulated by the Financial Institutions Law, which places the supervision and control of the Argentine banking system in the hands of the autonomous Argentine Central Bank. The Argentine Central Bank enforces the Financial Institutions Law and grants authorization to banks to operate in Argentina. The Financial Institutions Law confers numerous powers to the Argentine Central Bank, including the ability to grant and revoke bank licenses, authorize the establishment of branches of Argentine banks outside of Argentina, approve bank mergers, capital increases and certain transfers of stock, set minimum capital, liquidity and solvency requirements and lending limits, grant certain credit facilities to financial institutions in cases of temporary liquidity problems and promulgate other regulations that further the intent of the Financial Institutions Law. The Argentine Central Bank has vested the Superintendency with most of the Argentine Central Bank’s supervisory powers. In this section, unless otherwise stated, references to the Argentine Central Bank should be understood to be references to the Argentine Central Bank acting through the Superintendency. The Financial Institutions Law grants to the Argentine Central Bank broad access to the accounting systems, books, correspondence, and other documents belonging to banking institutions. The Argentine Central Bank regulates the supply of credit and monitors the liquidity of, and generally supervises the operation of, the Argentine banking system.

Current regulations equally regulate Argentine and foreign owned banks.

Principal Regulatory Changes since 2002

On January 6, 2002, the Argentine government enacted the Emergency Law (Ley de Emergencia) to address the 2001-2002 economic crisis. The principal measures taken by the Argentine government during 2002, both through the enactment of the Emergency Law and a series of decrees and other regulations, include the following: (i) the ratification of the suspension of payments on most of the public debt, with the exception of debts owed to multilateral lending agencies; (ii) the repeal of sections of the Convertibility Law (Ley de Convertibilidad) that established, since 1991, a 1 to 1 parity between the Peso and the Dollar, the devaluation of the Peso, and the establishment of an exchange rate fluctuation regime, which resulted in an increase in the value of the Peso against the Dollar of around 240% during 2002; (iii) the amplification of exchange controls and restrictions on transfers abroad; (iv) the ratification and extension of the restrictions on cash withdrawals from bank deposits that were established in December 2001 (the “corralito”), and later lifted in December 2002; (v) Asymmetric Pesification, the specific details of which are as follows: (a) the Dollar-denominated debts of individuals and companies with financial institutions were converted into debt denominated in Pesos at an exchange rate of Ps.1 per US$1.00 (1:1), (b) Dollar-denominated public sector debt to the financial sector were converted into Peso-denominated debt instruments at an exchange rate of Ps.1.4 per US$1.00 (1.4:1), and (c) the Dollar-denominated bank deposits were converted into Peso-denominated bank deposits at an exchange rate of Ps.1.4 per US$1.00 (1.4:1), while foreign regulated public sector debt held by banks and companies remained Dollar-denominated; (vi) the modification of the return on assets and cost of liabilities pesified at the rate of Ps.1.4 per US$1.00 through the establishment of maximum and minimum interest rates and capital adjustments in accordance with retail price or wage change indices; (vii) the extension of the maturities of Peso-denominated time deposits and deposits originally denominated in Dollars, above a certain amount, which established a payment schedule with maturities in 2003 or 2005, depending on whether the deposits were originally made in Pesos or Dollars (the “corralón”); (viii) the voluntary exchange of corralito or corralón deposits for Argentine government bonds (through Decree No. 739/03, dated April 1, 2003, the corralón was eliminated); (ix) the amendment of the charter of the Argentine Central Bank (see “-General” above); and (x) the compensation to financial institutions, through bonds issued by the Argentine government for the losses caused by Asymmetric Pesification. The executive branch of the Argentine government and the Argentine Central Bank have provided a set of rules for determining the amount of compensation for losses related to Asymmetric Pesification, although certain financial entities claim that the compensation established by such rules is not adequate to cover the losses that they have experienced.

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

After temporarily halting such examinations as a result of the 2001-2002 economic crisis, the Argentine Central Bank resumed the examination process, which continues to be in effect today. In Banco Galicia’s case, the first examination after the 2001-2002 economic crisis was based on the information as of June 30, 2005. New examinations were conducted, the last one of which was based on information as of April 30, 2013.

Minimum Capital Requirements

Banco Galicia, as a commercial bank, must maintain capital equal to or greater than the value calculated by comparing the minimum capital requirements applicable to a bank with similar characteristics and the capital requirement amounts related to credit risk, market risk, interest rate risk and operational risk.

Commercial banks headquartered in Buenos Aires must maintain minimum capital requirements in the amount of Ps.26 million. The minimum capital requirements related to credit or counterparty risk, which are calculated using a formula created by the Argentine Central Bank, aim to estimate the minimum capital required to counteract the risk associated with counterparties to the assets under review. The minimum capital requirements related to interest rate risk aim to counteract the risk associated with mismatches between lending and deposit rates earned on assets and liabilities held by Banco Galicia. The minimum capital requirements related to market risk not only aim to counteract the risk associated with the counterparty to each asset, but the change in its market price. Finally, the minimum capital requirements related to operational risk aim to counteract the risk associated with losses resulting from inadequate or failed internal processes and systems, human error, or from certain external events. Over time, the Argentine Central Bank has established amendments to the rule the most recent of which are described in “-Selected Statistical Information-Regulatory Capital”.

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

As of January 2015, financial institutions must not acquire i) over 12.5% of the capital stock; ii) over 12.5% of the total of votes; or iii) a participation equivalent to the corporate will –even when it is below the 12.5% before mentioned- of other companies that provide up to two complementary financial services (to those provided by the financial entity), without the prior authorization of the Argentine Central Bank. The acquisition of participations is not authorized when such companies provide more than two complementary financial services. This regulation does not directly affect those financial institutions that already provide several complementary services or those that control companies that already provide complementary financial services, but it should be considered for possible future acquisitions.

Computable Regulatory Capital

Pursuant to the Argentine Central Bank’s regulations, a bank’s RPC is calculated as: (a) the minimum core capital (Tier 1 capital) which includes: (i) capital contributions, capital adjustments, reserves, irrevocable capital contributions pending capitalization (excluding premium), unassigned unaudited results of past fiscal years, (ii) 100% of the results of the past fiscal year (plus or minus depending on whether they are positive or negative) registered on the latest audited quarterly financial statement in the event the yearly financials are not audited, (iii) 100% of the results of the current fiscal year (plus or minus depending on whether they are positive or negative) registered at the close of the latest quarterly financial statement once it is audited, (iv) 50% of the net income and 100% of the losses from the latest available audited quarterly or yearly statements, (v) breakdowns not included in financial statements or the corresponding auditors report (made according to the Minimum Standard of External Audit established by the Argentine Central Bank), plus the share premium arising from the above mentioned instruments as certain requirements are met, minus certain deductible items, including (i) securities deposited with custodians that are not registered, (ii) securities issued by foreign countries with ratings under the Argentine government’s rating and the instrument does not have a regular quotation in stock markets for relevant values, (iii) demand securities in correspondent bank accounts with foreign financial institutions with ratings below investment grade and (iv) unregistered ownership over real property, goodwill, incorporation and development expenses and other intangibles and provisioning deficiencies as determined by the Superintendency; plus (b) the supplementary capital (Tier 2 capital), which includes (i) securities issued by the financial institution and share premiums resulting therefrom as certain requirements are met and (ii) the provisions required by the Argentine Central Bank for loan losses on portfolio customers in “normal situation” and covered with preferred A guarantees (without exceeding 1.25% of risk-weighted assets for credit), minus certain deductible concepts.

Capital Adequacy Requirements

See “-Selected Statistical Information-Regulatory Capital.”

Capitalization of Debt Instruments

Through Communication “A” 5282, as amended, the Argentine Central Bank modified Item 8.3 “Capital Contributions” of “Chapter VI. Minimum Capital of Financial Institutions- Section 8. Computable Equity” of its LISOL rule. According to such Communication, capital contributions made for the purposes of all regulations related to capital, capital calculations and capital increases must be completed in cash. Subject to the prior authorization by the Superintendency, the following instruments are allowed as capital contributions: (i) securities issued by the Argentine government, (ii) debt instruments issued by the Argentine Central Bank, and (iii) a financial institution’s deposits and other liabilities resulting from financial brokerage, including subordinated obligations. In the case of clauses (i) and (ii), the contributions must be recorded at market value. It is understood that an instrument has a market value when it has regular quotations in stock markets and regulated local and foreign markets. In the case of clause (iii), contributions must be recorded at market value, as defined in the previous sentence or, in the case of financial institutions that publicly offer their stock, at the price determined by the regulatory authority.

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

The Argentine Central Bank modifies from time to time the percentages of the minimum cash requirements depending on monetary policy considerations. Compliance with the minimum cash requirements must be accomplished with certain assets (see below) in the same currency as the deposit that triggers such requirement. Compliance with the minimum cash requirements is determined in averages, for monthly periods. Through Communication “A” 3486, dated March 22, 2002, and Communication “A” 3528, dated March 25, 2002, the Argentine Central Bank established that foreign currency denominated deposits lending capacity must only be applied to Dollar-denominated international trade financing, interbank loans and Lebac, and that any such lending capacity not applied to the aforementioned purposes will constitute a greater cash minimum requirement in Pesos, for the same amount. Subsequently, other purposes were added, allowing for the financing of activities that do not directly generate cash flows in foreign currency, such as the granting of loans to finance the importing of capital goods to be used to increase the production for the local market.

Pursuant to Communication “A” 4449, dated December 2, 2005, the Argentine Central Bank established that, effective December 2005, the minimum cash requirement in Pesos is to be applied over the monthly average of the daily balances of the obligations comprised, except for the period from December to February of the following year, for which the quarterly average was used.

As of February 13, 2015, the percentages of minimum cash requirements applicable in accordance with Argentine Central Bank regulations for Banco Galicia, are as follows:

•	Demand deposits:

•	Peso-denominated checking accounts and savings accounts: 17%.

•	Dollar-denominated savings accounts: 50%.

•	Time deposits (by remaining maturity):

•	Peso-denominated: up to 29 days: 13%; from 30 to 59 days: 10%; from 60 to 89 days: 6%; from 90 to 179 days: 1%; from 180 to 365 days: 0%; and more than 365 days: 0%.

•	Dollar-denominated: up to 29 days: 50%; from 30 to 59 days: 38%; from 60 to 89 days: 25%; from 90 to 179 days: 14%; from 180 to 365 days: 5%; and more than 365 days: 0%.

The assets computable for compliance with this requirement are the technical cash, which includes cash (bills and coins in vaults, in ATMs and branches, and in transportation and in armored truck companies, the balances of the Peso- and Dollar-denominated accounts at the Argentine Central Bank and that of the escrow accounts held at the Argentine Central Bank for the benefit of clearing houses.

As of December 31, 2014, Banco Galicia was in compliance with its legal reserve requirements, and has continued to be up to the date of this annual report.

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

Global exposure to the public sector (national, provincial and municipal public sector) shall not be higher than 75% of an institution’s adjusted shareholders’ equity. Additionally, Section 12 of Communication “A” 3911, as amended, establishes that the average monthly financial assistance to non-financial public sector, in the aggregate, shall not be higher than 35% of the bank’s total assets as of the end of the previous month.

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

However, a bank may grant additional financial assistance to such related parties up to the following limits:

•	Individual maximum limits for customers over which a bank has control

•	Domestic financial entities

•	Financial institutions rated 1, 2 or 3, subject to consolidation with the lender or the borrower:

•	If the affiliate is a financial institution rated 1, the amount of total financial exposure can reach 100% of a bank’s RPC, and 50% for additional financial assistance.

•	If the receiving affiliate financial institution is rated 2, the amount of total financial exposure can reach 20% and an additional 105% can be included.

•	If the affiliate is a financial institution rated 3, the amount of total financial exposure can reach 10%, and additional financial assistance can reach 40%.

•	Financial institutions not subject to consolidation with the lender or the borrower: 10%

•	Domestic companies with complementary services

•	Domestic companies with complementary services associated with brokerage activities, financial brokerage in leasing and factoring operations, and temporary acquisition of shares in companies to facilitate their development in order to sell such shares afterwards

•	Controlling company rated 1: General assistance: 100%

•	Controlling company rated 2: General assistance 10% / Additional assistance 90%

•	Domestic companies with complementary services related to the issuance of credit cards, debit cards or other cards:

•	Controlling company rated 1: General assistance: 100% / Additional assistance 50%

•	Controlling company rated 2: General assistance 20% / Additional assistance 105%

•	Controlling company rated 3: General assistance 10% / Additional assistance 40%

•	In addition, subject to the 25% limitation on financial exposure at the end of every month, these companies can offer financing to financial services users, not subject to the Credit Cards Law but in compliance with regulations related to interest rates in financing operations, applying the corresponding factors.

•	Domestic companies with complementary services, not subject to consolidation with the lender or the borrower : 10%

•	Foreign financial entities:

•	Investment grade: 10%

•	No Investment grade: Unsecured 5%; Secured10%

•	Individual maximum limits for customers over which there is a personal relationship

•	Lender is rated from 1 to 3: 5% of its RPC.

In addition, the aggregate amount of a bank’s total financial exposure to its related parties, except for the ones subject to individual maximum limits higher than 10% (complementary services companies), may not exceed 20% of such bank’s RPC.

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

Limitation on interest rates, fees and other substantial elements

On June 10, 2014, the Argentine Central Bank issued a series of Communications which set forth: i) regulatory limits on the interest rates chargeable on personal loans, pledge loans and credit card loans (Communication “A” 5590); ii) the requirement for an authorization to increase fees (Communication “A” 5685); and iii) an alternative method for expressing the total financial cost of a loan, which going forward will be expressed as an annual nominal rate applicable to the loans granted (Communication “A” 5592).

In addition, through its Communication “A” 5640, the Argentine Central Bank established minimum rates effective from October 8, 2014, for time deposits of individuals in pesos for amounts lower than certain values (Ps.120,000 through October and Ps.350,000 from November onwards). Minimum rates cannot be lower than the product of the last “reference interest rate on liabilities” and a coefficient which depends on the term of the deposit (from 30 to 44 days: 0.87; from 45 to 59 days: 0.89; for 60 days or more: 0.93). The above mentioned reference interest rate is the average rate of the Lebac in Pesos, for the closest term to 90 days of the second month immediately preceding the date of the deposits (October: 26.31% per annum; November: 26.80% per annum).

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

In February 2014, the Argentine Central Bank established limits to a bank’s net position in foreign currency, setting a cap equivalent to 30% of its computable regulatory capital or its own liquid resources, whichever is less, and a second cap equivalent to 10% of its computable regulatory capital for positions in forward transactions. In September 2014, the Argentine Central Bank reduced the above mentioned cap to 20% of the bank computable regulatory capital or its own liquid resources.

Deposit Insurance System

In 1995, Law No. 24,485 and Decree No. 540/95, as amended, created a deposit insurance system for bank deposits and delegated to the Argentine Central Bank the organization and start-up of the deposit insurance system. The deposit insurance system was implemented through the creation of a fund named Fondo de Garantía de los Depósitos (“FGD”), which is administered by Seguros de Depósitos S.A. (“Sedesa”). The shareholders of Sedesa are the Argentine government, through the Argentine Central Bank, which holds at least one share, and a trust constituted by the financial institutions which participate in the fund. The Argentine Central Bank establishes the extent of participation by each institution in proportion to the resources contributed by each such institution to the FGD. Banks must contribute to the FGD on a monthly basis. The deposit insurance system covers all Peso and foreign currency deposits held in demand deposit accounts, savings accounts and time deposits. The Argentine Central Bank may modify, at any time, and with general scope, the amount of the mandatory deposit guarantee insurance.

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

Through its Communication “A” 5641, dated October 6, 2014, the Argentine Central Bank increased the maximum limit to cover the risk associated with bank deposits through the Deposit Insurance Fund. Said limit was set at Ps.120,000 until the end of October, and increased to Ps.350,000 in November. In addition, the Communication increased the monthly contribution of financial entities to said fund to 0.06% of the monthly average of deposits, beginning in November 2014 (previous contribution: 0.015%).

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

The Argentine Central Bank has issued regulations to enforce public disclosure of companies’ pricing (fees and interest rates) to ensure consumer awareness of such pricing.

In addition, during 2014 the Argentine Central Bank issued a series of regulations in order to establish caps on interest rates on personal loans, pledge loans and credit card loans, as well as to establish a requirement for an authorization to increase fees.

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

Overview

In the last years, in order to increase our recurrent earnings generation capacity, we have undertaken to expand the volume of our business with the private sector.

We have increased our customer base and our fee-based business and financial intermediation activities with the private sector, strengthening our position as a leading domestic private-sector financial institution. In addition, our total deposits and loan origination increased.

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

In summary, in recent years, our operating profitability was positively impacted by the growth of our business with the private sector, both the financial intermediation and fee-based businesses, in a still low credit risk environment, but within a context of growing inflation. Fiscal year 2015 will be more challenging as the world economy is more volatile, certain commodities’ prices are falling, the economic activity in Brazil is slowing down, and as there are still certain domestic problems such as a growing fiscal deficit, difficulties to access to the foreign exchange market, pressure on the foreign currency exchange rate and high levels of inflation, which could negatively impact the Argentine economy.

The Argenti ne Economy

The fiscal year 2014 was characterized by low volatility in the international financial markets. However, the gradual scaling back by the U.S. Federal Reserve of its monetary stimulus programs, along with a decline in the prices of commodities, particularly oil, had an adverse effect on the value of higher risk assets. Whereas the stock exchanges of developed countries increased, on average, by 2%, stock exchanges of emerging markets dropped by almost 5%.

Due to the nearing completion of the U.S. Federal Reserve’s asset purchase program, the market believes that a rise in the reference interest rate is likely to occur. These expectations caused the prices of commodities to fall by about 18%, with the oil price decreasing by 46% in 2014. The better economic outlook in developed countries, which countries are generally net importers of oil, along with a higher expected return on bonds issued by those countries, caused a reversal of capital flows in emerging markets and placed a high level of pressure on their currencies. In contrast with this capital movement, a drop of around 80 b.p. was noted in the interest rate of 10-year U.S. bonds that maturied in 2014 with a return of about 2%.

In connection with the global activity level, developed economies grew at an estimated 1.8% rate in 2014 (as compared to the United States of America and the United Kingdom which grew at a rate of 2.2% and 3.2% respectively). Europe would have ended 2014 with a 0.8% increase in its GDP, resuming a positive trend after a 0.4% decrease in 2013. Additionally, the emerging economies decelerated their pace of expansion, as they grew by 4.4% in 2014, as compared to 4.7% in 2013.

In short, in 2014, the international environment was characterized (especially during the second half of the year) by the global appreciation of the U.S. Dollar, a moderate reversal of the capital flow in emerging economies and a deterioration in exchange rates for Soutn American economies. In this regard, the prices of Argentina’s major export products ended the year with an average 10% decrease, when compared to 2013, according to the commodity index prepared by the Argentine Central Bank.

From a domestic standpoint, 2014 was a year in which the economy suffered from a deterioration of the international economic environment and from a partial readjustment of relative prices locally. Both factors lead to a weak performance of the Argentine economy in general. Some private estimates reflect a contraction of about 2.5% in 2014, as compared to the 3.2% expansion in 2013. Although the activity level dropped throughout the year, it was worse during the second half of the year, which will have a negative drag higher than 1% for 2015. It is noteworthy that the economic activity figures prepared by the INDEC suggest a 0% increase in GDP although there is no information available yet regarding the fourth quarter of the year.

The general weakness in Argentine economic activity began having a negative impact on employment dynamics in 2014. The unemployment rate increased to 6.9% of the economically active population for the fourth quarter of 2014 from 6.4% for the same quarter of 2013.

In the monetary area, the main monetary aggregates maintained a moderate pace, again falling below the nominal growth of the economy. The monetary base of the Argentine government ended the year with an annual 22.5% expansion, 1.3 percentage points (“p.p.”) below the 2013 growth. Particularly, the monetary base increased by Ps.85,368 million, which is almost exclusively due to the increased financing provided to the National Treasury (Ps.161,508 million) and, to a lesser extent, foreign currency purchases (Ps.48,334 million), as compared to 2013, when the Argentine Central Bank was a clear seller of foreign currency. In addition, repurchase transactions decreased by Ps.26,809 million, while transactions related to Argentine Central Bank Bills and Notes (Lebacs and Nobacs, respectively) decreased by Ps.94,639 million. This trend was as well reflected in the performance of the private-sector M2 (money in circulation and deposits in savings and checking accounts that belong to the private sector), which grew 25.6%, as compared to the 24.6% growth recorded in 2013. On the other hand, total M2 (including deposits from the public sector) ended 2014 with a 29.5% increase, after increasing by 27.1% annually in 2013.

In respect of the changes in domestic interest rates, their fluctuations reflected monetary policy decisions made during 2014. Although interest rates on time deposits ended the year at levels similar to those of December 2013, a temporary increase was noted during the first half of 2014 due to volatility in the exchange rate in late 2013 and early 2014, and the increase in Argentine Central Bank’s reference rates for the first months of 2014. During the second half of 2014, the exchange rate stability and the restored liquidity of Argentine banks lead to a decrease in interest rates. For example, the Badlar 2014 rate reached a maximum of 26.3% in April 2014, whereas its average value was approximated 20% in December.

The reference exchange rate established by the Argentine Central Bank increased from Ps.6.518 to Ps.8.552 per U.S. Dollar between December 30, 2013 and December 30, 2014, equivalent to a 31.2% depreciation; while the average exchange rate increased from Ps.6.319 to Ps.8.550.

Inflation in 2014 was 23.9%, as measured by the IPCNu of the INDEC, above the 10.9% reported by the CPI of the INDEC in the previous year. In turn, the Domestic Wholesale Price Index (IPIM as per its initials in Spanish) recorded a 28.3% increase. It is noteworthy that there are also private estimates of inflation that determine a rate considerably higher than the ones mentioned above.

In the fiscal area, tax revenues, including social security increased 36.3% in 2014, as compared to 25.9% in 2013. On the other hand, primary expenditures increased by 43.4% on an annual basis in 2014. As a result, the Argentine public sector recorded a primary deficit amounting to Ps.38,562 million, equivalent to 0.9% of GDP, which entails a decline as compared to the primary deficit amounting to Ps.22,479 million in 2013 (0.7% of GDP). After interest payments for Ps.71,158 million, the financial deficit amounted to Ps.108,720 million, equivalent to 2.5% of GDP.

In respect of the external sector in 2014, the estimated current account balance of payments recorded a deficit amounting to approximately US$5,500 million (the accumulated deficit for the third quarter of the year amounted to US$3,266 million). In this regard, the estimated deficit for the year would represent a slight decline as compared to that recorded in 2013, which amounted to US$4,786 million. The imbalance would represent 1 p.p. measured in terms of GDP. This decline was partly due to a decrease in the year’s balance of trade surplus, the positive balance of which amounted to US$6,687 million, US$1,317 million lower than the amount reached in 2013.

Exports decreased by 11.9%, as compared to the previous year, due to the near 9.8% decline in volumes, reinforced by a 2.5% drop in prices. This decline in the volumes exported represents a significant drop, as compared to the 3% increase noted in 2013.

On the other hand, imports also showed a strong contraction, as compared to the previous year, as they decreased by about 11.4% annually, after increasing by 8.3% in 2013. This contraction was due to a decline of about 12% in the volumes acquired, partially moderated by a 1% rise in prices. The purchases of automotives and parts were the two items that decreased most, 49% and 21%, respectively.

Within this environment, the non-financial private sector’s capital account (as per estimates made by the single free exchange market or MULC as per its initials in Spanish) posted a net foreign currency outflow of US$237 million in 2014, as compared to a net inflow of US$2,290 million in 2013. As of December 31, 2014, the Argentine Central Bank’s international reserves amounted to US$31,443 million, US$843 above what was noted in late 2013.

The Argentine Financial System

Financial intermediation evolved at a slower pace, which was reflected by the loans-to-private-sector to GDP ratio, an indicator of the financial system’s depth, which decreased by 1 p.p. during the year and stood at 13.3%.

Total loans to the private sector increased by 20%, as compared to late 2013, reaching Ps.591,064 million. Loans that increased the most were consumer credit lines, made up of loans through credit cards and personal loans, which increased by 27%, reaching Ps.239,892 million at year-end. As regards short-term commercial loans, mainly made up of overdrafts and promissory notes, they grew by 19%, amounting to Ps.164,091 million. Collateral loans increased by 3%, with a final balance of Ps.32,761 million, whereas mortgage loans increased by 9%, to Ps.48,688 million. In turn, loans to the public sector accounted for 8% of total assets as of November 2014 (the lastest information available), decreasing 0.5 percentage points inter-annually.

The financial system’s total deposits increased 30% during the year, reaching Ps.967,753 million. Deposits from the non-financial private sector increased 32%, amounting to Ps.711,747 million, whereas deposits from the public sector reached Ps.253,753 million, representing a 25% growth. Within deposits from the private sector, transactional deposits grew 35%, reaching Ps.370,328 million, while time deposits increased 28%, reaching Ps.316,448 million.

The average interest rate paid by private banks in December 2014 for time deposits in Pesos of up to 59 days was 21.37%, with an increase of 186 b.p. inter-annually. With respect to lending rates, in December 2014 the rates that were applicable to overdrafts and promissory notes were 30.80% (+321 b.p. during the year), 24.20% (+182 b.p. during the year), respectively.

As measured in November 2014, financial institutions increased their liquidity levels (in relation to total deposits) when compared to the prior year, with an average rate of 26.4%. In financial standing terms, the Argentine financial system’s net worth increased by Ps.47,695 million, which represents a 41% increase as compared to 2013. The system’s profitability was equivalent to 4.2% of total assets (+1 p.p.), while the return on shareholders’ equity was 33.6% (+6 p.p.).

During the first 11 months of the year, income from interest and income from services represented 5.8% and 4.3% of total assets, respectively. In turn, administrative expenses increased from 7.1% to 7.4% of total assets, while provisions for loan losses remained unchanged at 1.0% of total assets.

The non-accrual loan portfolio to the non-financial private sector reached 2.0% in November 2014, a 0.3 p.p. increase when compared to the same month of the previous year. The coverage of the private-sector non-accrual loan portfolio with allowances remained at 140%, a level similar to the prior year.

As to the financial system’s structure, as of December 31, 2014, the financial system was composed of 81 financial institutions, considering both banks and non-banking institutions. Of such total, 65 were banks, of which 53 were private banks. Also, of the latter, 33 were domestic-owned private banks and 20 were foreign-owned banks. There were 12 government-owned banks and 16 non-banking financial institutions.

The concentration of the financial system, measured by the market share of private sector deposits of the ten leading banks, reached 76% as of December 31, 2014.

Based on information as of December 2014, the Argentine financial system’s banks employed a total of 106,234 people, representing a 1.1% increase during the year.

The Argentine Insurance Industry

The insurance industry continued to grow on the financial period 2014. Production amounted to Ps.108,913 million, 28.4% higher than the level recorded for 2013. Out of the total insurance production, 80% related to property insurance, 18% related to life and personal insurance and 2% related to retirement insurance. Within the 80% corresponding to property insurance, the automotive insurance segment comprised the most significant portion with 45% of property insurance, followed by the workers’ compensation segment with 32%.

Within the life insurance business, group life insurance represented 68% of the segment, followed by individual life insurance, representing 14%, and personal accident insurance, representing 14%.

Inflation

Historically, inflation in Argentina has played a significant role in influencing, often negatively, the economic conditions in Argentina and, in turn, the operations and financial results of companies operating in Argentina, such as Grupo Financiero Galicia.

The chart below presents a comparison of inflation rates published by INDEC, measured by the WPI and the CPI, for the fiscal years 2014, 2013 and 2012. In addition, the chart below presents the evolution of the CER index, published by the Argentine Central Bank, used to adjust the principal of certain of our assets and liabilities, for the periods indicated.

	For the 12-month period ended December 31,
(in percentages)	2014	2013	2012
Price Indices (1) (2)
WPI	28.27	14.76	13.13
CPI	23.91	10.95	10.84
Adjustment Indices
CER	24.34	10.53	10.55

(1)	Data for December of each year as compared to December of the immediately preceding year. Source: INDEC/the Argentine Central Bank.
(2)	The accuracy of the measurements of INDEC is in doubt, and the actual CPI and WPI could be substantially higher than those indicated by INDEC. For example, according to private sector estimates, the CPI approximately increased by 24% (rather than 10.8%) in 2012, 27% (rather than 10.9%) in 2013 and 41% (rather than 23.9%) in 2014.

In the first two months of 2015, the WPI increased 0.4% and the CPI increased 2.1%. Over the same period, the CER increased 2.1%.

Currency Composition of Our Balance Sheet

The following table sets forth our assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER, at the dates indicated.

	As of December 31,
	2014	2013	2012
	(In millions of Pesos)
Assets
In Pesos, Unadjusted	93,496	72,613	55,494
In Pesos, Adjusted by the CER	819	781	717
In Foreign Currency (1)	12,999	9,762	7,247

Total Assets	107,314	83,156	63,458

Liabilities and Shareholders’ Equity
In Pesos, Unadjusted, Including Shareholders’ Equity	97,430	72,696	55,082
In Pesos, Adjusted by the CER	11	8	8
In Foreign Currency (1)	13,212	10,452	8,369

Total Liabilities and Shareholders’ Equity	110,653	83,156	63,459

(1)	If adjusted to reflect forward sales and purchases of foreign exchange made by Grupo Financiero Galicia and recorded off-balance sheet, assets amounted to Ps.21,347 million and liabilities to Ps.19,485 million.

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

Results of Operations for the Fiscal Years Ended December 31, 2014, December 31, 2013 and December 31, 2012

We discuss below our results of operations for the fiscal year ended December 31, 2014 as compared with our results of operations for the fiscal year ended December 31, 2013, and our results of operations for the fiscal year ended December 31, 2013 as compared with our results of operations for the fiscal year ended December 31, 2012.

Net Income/Loss

	Fiscal Year Ended			Change
	December 31,			December 31,
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Pesos, except percentages)
Consolidated Income Statement
Financial Income	19,860	13,076	9,129	6,784	3,947
Financial Expenses	10,321	6,170	3,941	4,151	2,229
Net financial Income	9,539	6,906	5,188	2,633	1,718
Provision for Losses on Loans and Other Receivables	2,411	1,776	1,347	635	429
Net income from Services	5,699	4,239	3,200	1,460	1,039
Income from Insurance Activities	1,238	905	652	333	253
Administrative Expenses	9,221	7,428	5,774	1,793	1,654
Minority Interest	(230)	(209)	(186)	(21)	(23)
Income / (Loss) from Equity Investments	213	124	117	89	7
Miscellaneous Income / (Loss), Net	503	295	275	208	20
Income Tax	(1,992)	(1,232)	(789)	(760)	(443)

Net income / (Loss)	3,338	1,824	1,336	1,514	488

Return on Average Assets (1)	3.85	2.91	2.80	0.94	0.11
Return on Average Shareholders’ Equity	39.07	32.47	32.12	6.60	0.35

(1)	For the calculation of the return on average assets, profits or losses corresponding to minority interests are excluded from net income.

Net income for the fiscal year ended December 31, 2014 was Ps.3,338 million, as compared to Ps.1,824 million for the fiscal year ended December 31, 2013 and Ps.1,336 million for the fiscal year ended December 31, 2012.

Net earnings per share for the fiscal year ended December 31, 2014 were Ps.2.57, as compared to Ps.1.48 for the fiscal year ended December 31, 2013 and Ps.1.08 for the fiscal year ended December 31, 2012.

The return on average assets and the return on average shareholders’ equity for the fiscal year ended December 31, 2014 were 3.85% and 39.07%, respectively, as compared to 2.91% and 32.47%, respectively, for the fiscal year ended December 31, 2013 and to 2.80% and 32.12%, respectively, for the fiscal year ended December 31, 2012.

Fiscal Year 2014 compared to Fiscal Year 2013

Net income for the fiscal year ended December 31, 2014 was Ps.3,338 million, as compared to Ps.1,824 million for the fiscal year ended December 31, 2013, representing a Ps.1,514 million or 83% increase. Such increase was primarily attributable to:

•	a Ps.6,784 million increase in financial income, from Ps.13,076 million to Ps.19,860 million,

•	a Ps.1,460 million increase in net income from services, from Ps.4,239 million to Ps.5,699 million, and

•	a Ps.333 million increase in income from insurance activities, from Ps.905 million to Ps.1,238 million.

Such changes were partially offset by:

•	a Ps.4,151 million increase in financial expenses, from Ps.6,170 million to Ps.10,321 million,

•	a Ps.635 million increase in provision for loan losses and other receivables, from Ps.1,776 million to Ps.2,411 million,

•	a Ps.1,793 million increase in administrative expenses, from Ps.7,428 million to Ps.9,221 million, and

•	a Ps.760 million increase in income tax, from Ps.1,232 million to Ps.1,992 million.

The growth in income as compared to the year ended December 31, 2013, was mainly due to the increase in operating income (net financial income plus net income from services), which was higher than the 24% increase in administrative expenses and, as a consequence, there was an improvement in the efficiency ratio. The higher income included an increase in income from insurance activities, which increased 37%.

Fiscal Year 2013 compared to Fiscal Year 2012

Net income for the fiscal year ended December 31, 2013 was Ps.1,824 million, as compared to Ps.1,336 million for the fiscal year ended December 31, 2012, representing a Ps.488 million or 37% increase. Such increase was primarily attributable to:

•	a Ps.3,947 million increase in financial income, from Ps. 9,129 million to Ps.13,076 million,

•	a Ps.1,039 million increase in net income from services, from Ps.3,200 million to Ps.4,239 million, and

•	a Ps.253 million increase in income from insurance activities, from Ps.652 million to Ps.905 million.

Such changes were partially offset by:

•	a Ps.2,229 million increase in financial expenses, from Ps.3,941 million to Ps.6,170 million,

•	a Ps.429 million increase in provision for loan losses and other receivables, from Ps.1,347 million to Ps.1,776 million,

•	a Ps.1,654 million increase in administrative expenses, from Ps.5,774 million to Ps.7,428 million, and

•	a Ps.443 million increase in income tax, from Ps.789 million to Ps.1,232 million.

The growth in income as compared to the year ended December 31, 2012, was the result of a significant increase in the volume of financial intermediation with the private sector, together with the improvement of the efficiency ratio, as the increase in operating income (net financial income plus net income from services) was higher than the increase recorded in administrative expenses.

Financial Income

Our financial income was composed of the following:

	Fiscal Year Ended
	December 31,
	2014	2013	2012
	(in millions of Pesos)
Income on Loans and Other Receivables Resulting from Financial Brokerage and Premiums Earned on Reverse Repurchases	16,211	11,369	8,010
Income from Government and Corporate Securities, Net	2,448	939	962
Other (1)	1,201	768	157

Total	19,860	13,076	9,129

(1)	Reflects income from receivables from financial leases, premiums on forward sales of foreign currency, CER adjustment and, during fiscal year 2014, results from foreign-exchange differences.

The following table shows our yields on interest-earning assets and cost of funds:

	As of December 31,
	2014		2013		2012
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
	(in millions of Pesos, except rates)
Interest-Earning Assets	70,349	26.66	54,160	23.03	42,837	21.31

Government Securities	8,760	21.16	4,156	14.33	5,248	13.28
Loans	59,072	27.49	47,912	24.01	35,197	22.85
Other	2,517	26.54	2,092	17.77	2,392	16.17

Interest-Bearing Liabilities	52,081	16.53	39,779	12.60	30,922	9.93

Savings Accounts	10,186	0.20	8,078	0.18	6,669	0.16
Time Deposits	30,229	21.80	23,257	16.22	16,711	13.38
Debt Securities	8,976	16.54	6,351	13.70	4,751	11.51
Other Interest-bearing Liabilities	2,690	19.18	2,093	16.96	2,791	9.90

Spread and Net Yield
Interest Spread, Nominal Basis (1)		10.13		10.43		11.38
Net Yield on Interest-earning Assets (2)		14.42		13.77		14.14
Financial Margin (3)		13.56		12.75		12.11

(1)	Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER adjustment.
(2)	Net interest earned divided by average interest-earning assets. Interest rates include the CER adjustment.
(3)	Represents net financial income, divided by average interest-earning assets.

Fiscal Year 2014 compared to Fiscal Year 2013

Financial income for the fiscal year ended December 31, 2014 was Ps.19,860 million, as compared to Ps.13,076 million for the fiscal year ended December 31, 2013, representing a 52% increase. Such increase was the result of a higher average volume of interest-earning assets, together with a higher average yield.

The average yield on interest-earning assets for the fiscal year ended December 31, 2014 was 26.66%, a 363 b.p. increase as a result of the growth reflected in the average interest rate of every interest-earning asset, primarily, loans to the private sector and government securities.

The average of interest-earning assets increased Ps.16,189 million, from Ps.54,160 million for the fiscal year ended December 31, 2013 to Ps.70,349 million for the fiscal year ended December 31, 2014. Out of this growth, Ps.11,160 million corresponded to the increase of the average loan portfolio which totaled Ps.59,072 million, 23% higher than the Ps.47,912 million for the fiscal year ended December 31, 2013. Within the loans to the private sector segment, a Ps.9,959 million (or 36%) increase in credit cards and a Ps.2,981 million (or 22%) growth in promissory notes, stood out.

Credit growth was influenced by projects that were undertaken pursuant to the Credit Line for Productive Investment set forth by the Argentine Central Bank aiming to finance investment projects and working capital for specific purposes and with certain characteristics. As of the end of fiscal year 2014, the Bank complied with the loan placement pursuant to the conditions set forth by the Argentine Central Bank for the 2014 quota. The amount to be granted by Banco Galcia was Ps.2,151 million for the first parts of the 2014 quota and Ps.2,750 million for the second parts of the 2014 quota.

According to Argentine Central Bank information, as of December 31, 2014, Banco Galicia’s estimated market share of loans to the private sector, excluding loans granted by the Regional Credit Card Companies, was 8.78%, equal to the market share as of December 31, 2013.

The average interest rate on total loans was 27.49% for the fiscal year ended December 31, 2014, as compared to 24.01% for the fiscal year ended December 31, 2013.

The average interest rate earned on Peso-denominated loans to the private sector was 28.85% for the fiscal year ended December 31, 2014, as compared to 25.28% for the fiscal year ended December 31, 2013, representing a 357 b.p. increase. This interest rate was influenced by projects that were undertaken pursuant to the Credit Line for Productive Investment (with nominal annual fixed rates of 17.50% and 19.50% for the first and second part of the 2014 quota, respectively), and by the regulation issued by the Argentine Central Bank in order to establish caps on interest rates on personal loans, pledge loans and credit card loans.

The average interest rate earned on foreign currency denominated loans to the private sector for the fiscal year ended December 31, 2014 was 4.87%, as compared to 4.69% for the fiscal year ended December 31, 2013, representing a 18 b.p. increase.

The average position in government securities for the fiscal year ended December 31, 2014 was Ps.8,760 million, as compared to the Ps.4,156 million for the fiscal year ended December 31, 2013, representing an increase of 111% as a consequence of the increase of Ps.3,806 million in the average position on Peso-denominated government bonds and of Ps.798 million in the average position on Dollar-denominated government bonds. This variation was due to higher balances, mainly in securities issued by the Argentine Central Bank and, to a lesser extent, in bonds issued by the Argentine government due in 2016, 2017 and 2019 and provincial treasury bills and debt securities.

The average yield on government securities for the fiscal year ended December 31, 2014 was 21.16%, as compared to 14.33% for the fiscal year ended December 31, 2013, a 683 b.p. increase, as a consequence of a higher average yield in Pesos. Thus, the average interest rate on government securities denominated in Pesos for the fiscal year ended December 31, 2014 was 23.99%, as compared to 15.13% for the fiscal year ended December 31, 2013, a 886 b.p. increase, mainly due to the higher average rate accrued on Lebac.

The average interest rate on government securities denominated in Dollars for the fiscal year ended December 31, 2014 was 3.34%, as compared to 6.80% for the fiscal year ended December 31, 2013, a 346 b.p. decrease, mainly due to the yield corresponding to provincial treasury bills and debt securities.

The average “Other Interest-Earning Assets” for the fiscal year ended December 31, 2014 was Ps.2,517 million, as compared to Ps.2,092 million for the fiscal year ended December 31, 2013, representing an increase of 20%, mainly attributable to the higher average balance of financial investments carried out by the Regional Credit Card Companies, together with an increase in the average balance of reverse repurchase agreement transactions.

The average rate on “Other Interest-Earning Assets” for the fiscal year ended December 31, 2014 was 26.54%, as compared to 17.77% for the fiscal year ended December 31, 2013, a 877 b.p. increase. Such growth was attributable to the variation in the average rate of other Peso-denominated assets, as such rate increased to 27.67% for the fiscal year ended December 31, 2014 from 18.14% for the fiscal year ended December 31, 2013, predominantly as a result of the higher yields on financial investments, in line with the evolution of interest rates in the Argentine financial system. This return was offset by the decrease in the foreign currency average rate, from 8.78% to 3.42% for the same period.

The line item “Other Financial Income” recorded an increase of Ps.433 million, mainly due to the higher income from foreign-currency forward transactions, from Ps.578 million profit in fiscal year 2013 to Ps.830 million profit in fiscal year 2014. Such line item also includes Ps.13 million profit from currency quotation differences, composed of a Ps.241 million gain from foreign exchange brokerage activities and a Ps.228 million loss from the valuation of the foreign currency net position. For the fiscal year ended December 31, 2013 the result from currency quotation differences was negative and was disclosed under the item “Other” in the Financial Expenses table.

The following table indicates our market share in the segments listed below:

	Fiscal Year Ended
	December 31,
(in percentages)	2014	2013	2012
Total Deposits	6.64	6.92	6.75
Private-Sector Deposits
Total	8.79	9.20	9.11
Deposits in Checking and Savings Accounts and Time Deposits	9.06	9.47	9.39

Total Loans	8.08	8.07	8.19
Private-Sector Loans	8.78	8.78	9.03

Exclusively Banco Galicia and CFA within the Argentine market, based on daily information on deposits and loans prepared by the Argentine Central Bank. End-of-month balances are used. Deposits and loans include only principal. The Regional Credit Card Companies’ data is not included.

Fiscal Year 2013 compared to Fiscal Year 2012

Financial income for the fiscal year ended December 31, 2013 was Ps.13,076 million, as compared to Ps.9,129 million for the fiscal year ended December 31, 2012, representing a 43% increase. Such increase was the result of a higher average volume of interest-earning assets, together with a higher average yield.

The average yield on interest-earning assets for the fiscal year ended December 31, 2013 was 23.03%, as compared to 21.31% for the fiscal year ended December 31, 2012, a 172 b.p. increase as a result of the growth reflected in the average interest rate of every interest-earning asset, primarily, loans to the private sector and government securities.

The average of interest-earning assets for the fiscal year ended December 31, 2013 was Ps.54,160 million as compared to Ps.42,837 million for the fiscal year ended December 31, 2012, representing a 26% increase. Out of this increase, Ps.12,715 million corresponded to the increase in the size of the average loan portfolio which totaled Ps.47,912 million for the fiscal year ended December 31, 2013, 36% higher than the Ps.35,197 million for the fiscal year ended December 31, 2012. Within the loans to the private sector segment, a Ps.8,110 million (or 42%) increase in credit cards, a Ps.2,863 million (or 27%) increase in promissory notes, a Ps.768 million (or 11%) increase in personal loans and a Ps.644 million (or 56%) increase in mortgage loans, stood out.

Credit growth was influenced by projects that were undertaken pursuant to the Credit Line for Productive Investment set forth by the Argentine Central Bank in July 2012. As of the end of fiscal years 2012 and 2013, the Bank complied with the loan placement pursuant to the conditions set forth by the Argentine Central Bank for the 2012 quota (Ps.1,348 million) and the 2013 quota (first semester: Ps.1,623 and second semester: Ps.1,872 million).

According to Argentine Central Bank information, as of December 31, 2013, Banco Galicia’s estimated market share of loans to the private sector, excluding loans granted by the Regional Credit Card Companies, was 8.78%, as compared to 9.03% as of December 31, 2012.

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

The average position in government securities for the fiscal year ended December 31, 2013 was Ps.4,156 million, as compared to Ps.5,248 million for the fiscal year ended December 31, 2012, representing a decrease of 21%. This was attributable to a Ps.1,399 million decrease in the average position on Peso-denominated government bonds, primarily due to a decrease in the average position of securities issued by the Argentine Central Bank (Lebac and Nobac).

The average position in Dollar-denominated government bonds recorded an increase of Ps.307 million during the fiscal year ended December 31, 2013, mainly due to the acquisition of provincial treasury bills and debt securities.

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

The average “Other Interest-Earning Assets” for the fiscal year ended December 31, 2013 was Ps.2,092 million, as compared to Ps.2,392 million for the fiscal year ended December 31, 2012, representing a decrease of Ps.300 million, mainly attributable to the lower average balance of reverse repurchase agreement transactions, partially offset by the higher average balances related to receivables from financial leases.

The average rate on “Other Interest-Earning Assets” for the fiscal year ended December 31, 2013 was 17.77%, as compared to 16.17% for the fiscal year ended December 31, 2012, a 160 b.p. increase. Such growth was attributable to the variation in the average rate of other Peso-denominated assets as such rate increased to 18.14% for the fiscal year ended December 31, 2013 from 16.91% for the fiscal year ended December 31, 2012, predominantly as a result of the variation in the other interest-earning assets’ participation in terms of average volume and rate. Likewise, the foreign currency average rate increased to 8.78% from 2.76% for the same period.

The financial income for the fiscal year ended December 31, 2013 included, under the item “Other” in the Financial Income table above, a Ps.578 million profit from foreign-currency forward transactions, while in fiscal year 2012 profit from foreign-currency forward transactions represented a gain of Ps.26 million.

Financial Expenses

Our financial expenses were composed of the following:

	Fiscal Year Ended
	December 31,
	2014	2013	2012
	(in millions of Pesos)
Interest on Deposits	6,577	3,780	2,245
Notes	1,485	869	547
Contributions and Taxes	1,480	1,009	630
Other (1)	779	512	519

Total	10,321	6,170	3,941

(1)	Includes interest accrued on liabilities resulting from financial brokerage with international banks and credit entities, premiums payable on repurchase agreement transactions, CER adjustment and, during fiscal year 2013 and 2012, results from foreign-exchange differences.

Fiscal Year 2014 compared to Fiscal Year 2013

The financial expenses for the fiscal year ended December 31, 2014 were Ps.10,321 million, as compared to Ps.6,170 million for the fiscal year ended December 31, 2013, a 67% increase. Such growth was attributable to a 31% increase in the average balance of interest-bearing liabilities combined with a 393 b.p. increase in the average cost thereof.

The average interest-bearing liabilities for the fiscal year ended December 31, 2014 were Ps.52,081 million, as compared to Ps.39,779 million for the fiscal year ended December 31, 2013. Such growth was attributable to the Ps.9,080 million higher total interest-bearing deposits, which increased from Ps.31,336 million to Ps.40,416 million, and to the Ps.2,625 million increase in the average balance of debt securities, from Ps.6,351 million to Ps.8,976 million.

With respect to the total average interest-bearing deposits for the fiscal year ended December 31, 2014, Ps.37,140 million were Peso-denominated deposits and Ps.3,276 million were Dollar-denominated deposits, as compared to Ps.28,922 million and Ps.2,414 million, respectively, for the fiscal year ended December 31, 2013. Average Peso-denominated deposits recorded an increase of 28%, with a growth of 22% in savings accounts and 30% in time deposits. Average deposits in Dollars increased 36% during fiscal year 2014, mainly due to the exchange rate evolution during the period.

Using Argentine Central Bank information, considering only deposits from the private sector in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share was 9.06% for the fiscal year ended December 31, 2014, as compared to 9.47% for the fiscal year ended December 31, 2013.

The average rate on interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2014 was 16.35%, as compared to 12.09% for the fiscal year ended December 31, 2013, a 426 b.p. increase, attributable to the evolution of the interest rate on time deposits, which was in line with the financial system dynamics. Peso-denominated deposits for the fiscal year ended December 31, 2014 accrued at a 17.70% average interest rate, as compared to 13.04% for the fiscal year ended December 31, 2013, a 466 b.p. increase. The rate of Dollar-denominated deposits for the fiscal year ended December 31, 2014 was 1.07%, as compared to 0.70% for the fiscal year ended December 31, 2013, a 37 b.p. increase.

The average balance of debt securities for the fiscal year ended December 31, 2014 was Ps.8,976 million, an increase of Ps.2,625 million or 41% as compared to Ps.6,351 million for the fiscal year ended December 31, 2013. This growth was mainly attributable to the issuance of notes by Tarjeta Naranja, Tarjetas Cuyanas, CFA and Grupo Financiero Galicia and to the variation in the quotation of the Dollar during the period.

The average interest rate for debt securities for the fiscal year ended December 31, 2014 was 16.54%, as compared to 13.70% for the fiscal year ended December 31, 2013, this increase was mainly attributable to the increase in the interest rate on the subordinated debt securities issued by Banco Galicia, according to contractual conditions.

The average balance of “Other Interest-Bearing Liabilities” for the fiscal year ended December 31, 2014 was Ps.2,689 million, with an average rate of 19.19%, as compared to Ps.2,092 million for the fiscal year ended December 31, 2013, with an average rate of 16,97%. This item includes mainly Peso and Dollar-denominated debt with local and international banks and credit entities, and Peso and Dollar-denominated obligations in connection with repurchase agreement transactions for government securities. The Ps.597 million increase in the average amount was mainly attributable to the growth in the balance of debt with international banks and credit entities.

Likewise, the 222 b.p. growth recorded in the average rate of “Other Interest-Bearing Liabilities” as compared to fiscal year 2013 was mainly related to transactions in Pesos, since the average interest rate in Pesos increased from 23.28% in fiscal year 2013 to 31.97% as of the end of fiscal year 2014, mainly due to the higher cost of funding for loans granted by local financial entities, principally attributable to the Regional Credit Card Companies. The average interest rate in dollars was 3.26%, a 19 b.p. decrease from the 3.45% recorded a year before.

The item “Other Financial Expenses” amounted to Ps.779 million, representing an increase of Ps.267 million (52%), mainly due to the higher expenses related to foreign-currency forward transactions. It is worth mentioning that as of December 31, 2013, financial expenses included Ps.152 million loss from currency quotation differences, composed of a Ps.326 million loss from the valuation of the foreign currency net position and a Ps.174 million gain from foreign exchange brokerage activities.

Fiscal Year 2013 compared to Fiscal Year 2012

The financial expenses for the fiscal year ended December 31, 2013 were Ps.6,170 million, as compared to Ps.3,941 million for the fiscal year ended December 31, 2012, a 57% increase. Such growth was attributable to a 29% increase in the average balance of interest-bearing liabilities combined with a 267 b.p. increase in the average cost thereof.

The average interest-bearing liabilities for the fiscal year ended December 31, 2013 were Ps.39,779 million, as compared to Ps.30,922 million for the fiscal year ended December 31, 2012. Such growth was attributable to the Ps.7,955 million increase in total interest-bearing deposits, which increased from Ps.23,381 million to Ps.31,336 million, and to the Ps.1,600 million increase in the average balance of debt securities, from Ps.4,751 million to Ps.6,351 million. These increases were offset by a decrease of Ps.698 million in the average balance of “Other Interest-Bearing Liabilities”, from Ps.2,790 million to Ps.2,092 million.

With respect to the total average interest-bearing deposits for the fiscal year ended December 31, 2013, Ps.28,922 million were Peso-denominated deposits and Ps.2,414 million were Dollar-denominated deposits, as compared to Ps.20,520 million and Ps.2,861 million, respectively, for the fiscal year ended December 31, 2012.

Average Peso-denominated deposits increased by 41%, with an increase of 32% in savings accounts and 44% in time deposits. Average deposits in Dollars fell 16% during fiscal year 2013, with deposits in savings accounts decreasing 26% and time deposits decreasing by 7%.

Using Argentine Central Bank information, considering only deposits from the private sector in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share was 9.47% for the fiscal year ended December 31, 2013, as compared to 9.39% for the fiscal year ended December 31, 2012, an 8 b.p. increase.

The average rate on interest-bearing deposits for the fiscal year ended December 31, 2013 was 12.09%, as compared to 9.61% for the fiscal year ended December 31, 2012, a 248 b.p. increase. Peso-denominated deposits for the fiscal year ended December 31, 2013 accrued at a 13.04% average interest rate, as compared to 10.88% for the fiscal year ended December 31, 2012, a 216 b.p. increase. The rate of Dollar-denominated deposits for the fiscal year ended December 31, 2013 was 0.70%, as compared to 0.50% for the fiscal year ended December 31, 2012, a 20 b.p. increase.

The average balance of debt securities for the fiscal year ended December 31, 2013 was Ps.6,351 million, as compared to Ps.4,751 million for the fiscal year ended December 31, 2012, a 34% increase. This increase was mainly attributable to the issuance of notes by Tarjeta Naranja, Tarjetas Cuyanas and CFA, to Grupo Financiero’s issuance of its Class III and Class IV notes and to the variation in the quotation of the Dollar during the period.

The average interest rate for debt securities for the fiscal year ended December 31, 2013 was 13.70%, as compared to 11.51% for the fiscal year ended December 31, 2012, a 219 b.p. increase.

The average balance of “Other Interest-Bearing Liabilities” for the fiscal year ended December 31, 2013 was Ps.2,092 million, with an average rate of 16.79%, as compared to Ps.2,790 million for the fiscal year ended December 31, 2012, with an average rate of 9.89%, a 25% decrease in the average balance and a 708 b.p. increase in the average rate, respectively. This item includes mainly Peso and Dollar-denominated debt with local and international banks and credit entities, and Peso and Dollar-denominated obligations in connection with repurchase agreement transactions for government securities. The Ps.698 million decrease in the average balance was mainly attributable to a lower average balance of debt with international banks and credit entities and to the decrease of Dollar- denominated obligations in connection with repurchase agreement transactions for government securities. This variation was partially offset by the growth recorded in financing from local entities.

The financial expenses for the fiscal year ended December 31, 2013 included a Ps.152 million loss from currency quotation differences. These financial expenses were composed of a Ps.174 million gain from foreign exchange brokerage activities and a Ps.326 million loss from the valuation of the foreign currency net position. For the fiscal year ended December 31, 2012 financial expenses included a Ps.189 million loss from currency quotation differences, composed of a Ps.160 million gain from foreign exchange brokerage activities and a Ps.349 million loss from the valuation of the foreign currency net position.

Net Financial Income

Fiscal Year 2014 compared to Fiscal Year 2013

Net financial income for the fiscal year ended December 31, 2014 was Ps.9,539 million, with a corresponding financial margin of 13.56%, as compared to Ps.6,906 million for the fiscal year ended December 31, 2013 with a corresponding financial margin of 12.75%.

The net financial income for the fiscal year ended December 31, 2014 (excluding the results from currency quotation differences and the results from foreign-currency forward transactions) amounted to Ps.8,959 million as compared to Ps.6,480 million income for the fiscal year ended December 31, 2013, with a corresponding financial margin of 12.74% and 11.96%, respectively. This variation was attributable to a higher volume of transactions, offset by a lower spread (defined as the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities) which decreased to 10.13% for the fiscal year ended December 31, 2014 from 10.43% for the fiscal year ended December 31, 2013.

Fiscal Year 2013 compared to Fiscal Year 2012

Net financial income for the fiscal year ended December 31, 2013 was Ps.6,906 million, with a corresponding financial margin of 12.75%, as compared to Ps.5,188 million for the fiscal year ended December 31, 2012 with a corresponding financial margin of 12.11%, a Ps.1,718 million increase and a 64 b.p. increase, respectively.

The net financial income for the fiscal year ended December 31, 2013 included a Ps.426 million gain from currency quotation differences, comprised of a Ps.174 million gain from foreign exchange brokerage activities and a Ps.252 million gain from the valuation of the foreign-currency net position and the results from foreign-currency forward transactions. For the fiscal year ended December 31, 2012, such result amounted to a Ps.163 million loss comprised of a Ps.323 million loss from the valuation of the foreign currency net position and the results from foreign-currency forward transactions which was partially offset by a Ps. 160 million gain from foreign exchange brokerage activities. The higher result from quotations differences for the fiscal year ended December 31, 2013 as compared to the fiscal year ended December 31, 2012 was mainly due to higher income from foreign-currency forward transactions.

Consequently, net financial income before quotation differences was Ps.6,480 million, Ps.1,129 million higher than the Ps.5,351 million for the fiscal year ended December 31, 2012. This increase was attributable to the significant growth in the volume of activity with the private sector, offset by a lower spread, which decreased to 10.43% for the fiscal year ended December 31, 2013 from 11.38% for the fiscal year ended December 31, 2012.

Provision for Losses on Loans and Other Receivables

Fiscal Year 2014 compared to Fiscal Year 2013

Provisions for losses on loans and other receivables for the fiscal year ended December 31, 2014 were Ps.2,411 million, as compared to Ps.1,776 million for the fiscal year ended December 31, 2013, a Ps.635 million increase attributable to past due loans with both, companies and individuals. The non-accrual loan portfolio as of December 31, 2014 represented 3.57% of total loans, in line with the ratio recorded a year before. During 2014, Banco Galicia established allowances for loan losses equal to Ps.2,339 million.

The coverage of the non-accrual portfolio with allowances increased from 103.80% at fiscal year ended 2013 to 105.78% as of December 31, 2014. During fiscal year 2013 the Bank’s policy for establishing anticyclical provisions was discontinued and a procyclical policy was implemented, which reflects IFRS standards in a more reliable way. This in turn influenced the decrease of the coverage ratio.

Direct charges, net of recoveries, represented a gain of Ps.181 million. Charge-offs against allowances for loan losses were equal to Ps.1,840 million, as compared to Ps.1,304 million as of the end of fiscal year 2013, which increase mainly related to the seasoning of the portfolio.

Fiscal Year 2013 compared to Fiscal Year 2012

Provisions for losses on loans and other receivables for the fiscal year ended December 31, 2013 were Ps.1,776 million, as compared to Ps.1,347 million for the fiscal year ended December 31, 2012, a Ps.429 million increase primarily attributable to individual past due loans. The non-accrual loan portfolio as a percentage of total loans increased from 3.37% as of December 31, 2012 to 3.57% as of December 31, 2013. During 2013, Banco Galicia established allowances for loan losses equal to Ps.1,701 million.

The coverage of the non-accrual portfolio with allowances decreased from 115.85% at fiscal year-end 2012 to 103.80% as of December 31, 2013. During fiscal year 2013 the Bank’s policy for establishing anticyclical provisions was discontinued and a procyclical policy was implemented, which reflects IFRS standards in a more reliable way. This in turn influenced the decrease of the coverage ratio.

Direct charges, net of recoveries, represented a gain of Ps.187 million. Charge-offs against allowances for loan losses were equal to Ps.1,304 million. The increase was mainly due to the increase in delinquency in credit-card and personal loans.

Net Income from Services

Our net income from services consisted of:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Pesos)			(in percentages)
Income From
Credit and Debit Cards	5,376	4,097	3,037	31	35
Deposit Accounts	1,341	879	652	53	35
Credit-related Fees	227	289	234	(21)	24
Check Collection	182	105	79	73	33
International Trade	180	128	99	41	29
Safe Deposit Box	167	124	99	35	25
Collection Services (Taxes and Utility Bills)	126	87	64	45	36
CFA	137	122	104	12	17
Financial Fees	97	82	70	18	17
Cash Management	69	55	39	25	41
Services for Shipments	59	43	26	37	65
Other (1)	345	223	151	55	48

Total Income	8,306	6,234	4,654	33	34

Total Expenses	2,607	1,995	1,454	31	37

Net Income from Services	5,699	4,239	3,200	34	32

(1)	Includes, among others, fees from investment banking activities, asset management, assets under custody and guarantees granted.

Fiscal Year 2014 compared to Fiscal Year 2013

Net income from services for the fiscal year ended December 31, 2014 was Ps.5,699 million, as compared to Ps.4,239 million for the fiscal year ended December 31, 2013, a 34% increase. The evolution in the business volume and the rise in prices (in compliance with the procedures established by the regulations of the Argentine Central Bank), account for the increases in most of the items noted in the chart above.

Banco Galicia’s income from credit and debit card transactions, on an individual basis, for the fiscal year ended December 31, 2014 was Ps.2,219 million, as compared to Ps.1,683 million for the fiscal year ended December 31, 2013, a 32% increase. Such increase was mainly attributable not only to the greater number of credit cards managed, but also to the greater average amount of purchases made with each card during the year. The total number of cards managed by Banco Galicia excluding those issued by the Regional Credit Card Companies and CFA, for the fiscal year ended December 31, 2014 was 2.9 million, as compared to 2.5 million for the fiscal year ended December 31, 2013, a 14% increase.

Income from services corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2014 was Ps.3,157 million, as compared to Ps.2,414 million for the fiscal year ended December 31, 2013, a 31% increase. Such increase was mainly attributable to an increase in the amount of purchases made during the fiscal year together with a greater number of issued credit cards. The Regional Credit Card Companies had issued 8.9 million credit cards as of December 31, 2014, as compared to 8.3 million credit cards as of December 31, 2013, a 7% increase.

Consequently, income generated from credit card transactions amounted to Ps.5,376 million in 2014, Ps.1,279 million higher from the Ps.4,097 million generated in 2013.

The increase of fees which stood out were those related to national and regional credit cards fees (31%) and to deposit accounts (53%).

Total deposit accounts for the fiscal year ended December 31, 2014 were 3 million, representing a 9% increase.

Expenses from services for the fiscal year ended December 31, 2014 were Ps.2,607 million, as compared to Ps.1,995 million for the fiscal year ended December 31, 2013, representing a 31% increase. Such increase was mainly attributable to the growth in expenses related to credit and debit card transactions and to the total benefits program, together with a higher turnover tax.

Fiscal Year 2013 compared to Fiscal Year 2012

Net income from services for the fiscal year ended December 31, 2013 was Ps.4,239 million, as compared to Ps.3,200 million for the fiscal year ended December 31, 2012, a 32% increase. The Bank’s strategic positioning in the different segments, the significant growth in the business volume and the rise in prices, in line with the dynamics of the market, account for the increases in all items noted in the chart above.

Banco Galicia’s income from credit and debit card transactions, on an individual basis, for the fiscal year ended December 31, 2013 was Ps.1,683 million, as compared to Ps.1,224 million for the fiscal year ended December 31, 2012, a 38% increase. Such growth was mainly attributable not only to the greater number of credit cards managed, but also to the greater average amount of purchases made with each card during the year. The total number of cards managed by Banco Galicia excluding those issued by the Regional Credit Card Companies and CFA, for the fiscal year ended December 31, 2013 was 2.5 million, as compared to 2.2 million for the fiscal year ended December 31, 2012, a 17% increase.

Income from services corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2013 was Ps.2,414 million, as compared to Ps.1,813 million for the fiscal year ended December 31, 2012, a 33% increase. Such growth was mainly attributable to an increase in the amount of purchases made during the fiscal year together with a greater number of issued credit cards. The Regional Credit Card Companies had issued 8.3 million credit cards as of December 31, 2013, as compared to 7.5 million credit cards as of December 31, 2012, a 10% increase.

Consequently, income generated from credit card transactions amounted to Ps.4,097 million in 2013, a 35% increase from the Ps.3,037 million generated in 2012.

In addition to income from credit cards transactions, significant growth was achieved by Banco Galicia particularly in the form of fees collected in connection with deposit accounts (35%).

The increase of fees which stood out were those related to national and regional credit cards fees (31%) and to deposit accounts (53%).

Total deposit accounts for the fiscal year ended December 31, 2013 were 2.8 million, as compared to 2.6 million for the fiscal year ended December 31, 2012, representing a 7% increase.

Expenses from services for the fiscal year ended December 31, 2013 were Ps.1,995 million, as compared to Ps.1,454 million for the fiscal year ended December 31, 2012, representing a 37% increase. Such increase was mainly attributable to the growth in expenses related to credit and debit card transactions (expenses corresponding to processing and promotions, among others), together with a higher turnover tax.

The following table sets forth the number of credit cards outstanding as of the dates indicated:

	December 31,						% Change
							December 31,
Credit Cards	2014		2013		2012		2014/2013	2013/2012
	(number of credit cards, except otherwise noted)						(percentages)
Visa		1,750,960		1,586,344		1,400,979	10	13
“Gold”		395,732		324,903		304,967	22	7
International		906,701		826,297		714,920	10	16
Domestic		68,980		90,245		115,336	(24)	(22)
“Business”		85,039		71,307		57,845	19	23
“Corporate”		3,241		3,139		2,924	3	7
“Platinum”		291,267		270,453		204,987	8	32
Galicia Rural		17,107		15,476		12,472	11	24
American Express		986,962		810,780		644,710	22	26
“Gold”		307,072		238,088		211,297	29	13
International		427,932		345,380		282,744	24	22
Platinum		251,958		227,312		150,669	11	51
MasterCard		126,880		107,235		100,288	18	7
“Gold”		43,824		34,935		30,592	25	14
MasterCard		82,652		71,779		69,058	15	4
Argencard		404		521		638	(22)	(18)
Regional Credit Card Companies		8,879,717		8,270,150		7,494,721	7	10
Local Brands (1)		4,654,234		4,552,203		4,242,386	2	7
Visa		3,646,229		3,164,358		2,741,907	15	15
MasterCard		537,947		519,342		478,173	4	9
American Express		41,307		34,247		32,255	21	6
CFA		170,930		101,412		88,987	69	14
Visa		155,228		93,881		79,488	65	18
MasterCard		15,702		7,531		9,499	108	(21)

Total		11,932,556		10,891,397		9,742,157	10	12

Total Amount of Purchases (in millions of Pesos)	Ps.	101,814	Ps.	75,925	Ps.	52,804	34	44

(1)	It corresponds to Tarjeta Naranja, Tarjetas Cuyanas, Tarjetas del Mar and La Anónima.

Administrative Expenses

The following table sets forth the components of our administrative expenses:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2014	2013	2012	2014/2013	2013/2012
	(in millions of Pesos)			(in percentages)
Salaries and Social Security Contributions	4,549	3,681	2,785	24	32
Personnel Services	150	128	158	17	(19)
Amount Accrued in Relation to Directors’ and Syndics’ Compensation	85	64	50	33	28
Advertising and Publicity	414	383	359	8	7
Electricity and Communications	249	217	192	15	13
Property-related Expenses	466	376	281	24	34
Taxes	851	608	436	40	39
Other	2,457	1,971	1,513	25	30

Total	9,221	7,428	5,774	24	29

Fiscal Year 2014 compared to Fiscal Year 2013

Administrative expenses for the fiscal year ended December 31, 2014 were Ps.9,221 million, as compared to Ps.7,428 million for the fiscal year ended December 31, 2013, a 24% increase.

Salaries, social security contributions and expenses related to personnel services for the fiscal year ended December 31, 2014 were Ps.4,699 million, as compared to Ps.3,809 million for the fiscal year ended December 31, 2013, a 23% increase. Such increase was mainly attributable to the salary increase agreement with the unions. For the fiscal year ended December 31, 2013, the staff of Grupo Financiero Galicia and its subsidiaries was composed of 12,603 employees, while as of the end of fiscal year 2014 the same staff was composed of 12,012 employees.

The remaining administrative expenses for the fiscal year ended December 31, 2014 were Ps.4,522 million, as compared to Ps.3,619 million for the fiscal year ended December 31, 2013, a 25% increase. Such increase was mainly attributable to the increase in amounts payable due to the different services provided.

Fiscal Year 2013 compared to Fiscal Year 2012

Administrative expenses for the fiscal year ended December 31, 2013 were Ps.7,428 million, as compared to Ps.5,774 million for the fiscal year ended December 31, 2012, a 29% increase.

Salaries, social security contributions and expenses related to personnel services for the fiscal year ended December 31, 2013 were Ps.3,809 million, as compared to Ps.2,943 million for the fiscal year ended December 31, 2012, a 29% increase. Such increase was mainly attributable to the salary increase agreement with the unions. For the fiscal year ended December 31, 2012, the staff of Grupo Financiero Galicia and its subsidiaries was comprised of 13,316 employees, while as of the end of fiscal year 2013 the same staff was comprised of 12,603 employees.

The remaining administrative expenses for the fiscal year ended December 31, 2013 were Ps.3,619 million, as compared to Ps.2,831 million for the fiscal year ended December 31, 2012, a 28% increase. Such increase was mainly attributable to a higher level of activity, to the geographic expansion of Banco Galicia and the Regional Credit Card Companies and to the increase in amounts payable due to the different services provided.

Income from Insurance Activities

Fiscal Year 2014 compared to Fiscal Year 2013

Income from insurance activities amounted to Ps.1,238 million for the fiscal year ended December 31, 2014, 37% higher than the Ps.905 million of income recorded for the fiscal year ended December 31, 2013. The increase in income was mainly as a result of the increase in the volume of premiums issued, primarily due to the evolution of property and life insurance products sold.

Fiscal Year 2013 compared to Fiscal Year 2012

Income from insurance activities amounted to Ps.905 million for the fiscal year ended December 31, 2013, 39% higher than the Ps.652 million of income recorded for the fiscal year ended December 31, 2012, mainly as a result of a significant increase in the volume of premiums issued for the insurance products sold.

Income/(Loss) from Equity Investments

Fiscal Year 2014 compared to Fiscal Year 2013

Income from equity investments for the fiscal year ended December 31, 2014 was Ps.213 million, as compared to Ps.124 million for the fiscal year ended December 31, 2013. The 72% increase was mainly attributable to: i) the profit from the sale of Banco Galicia’s equity investment in Banelco S.A. to VISA Argentina S.A., for Ps.40 million and ii) the collection of higher dividends from VISA Argentina S.A., for Ps.17 million.

Fiscal Year 2013 compared to Fiscal Year 2012

Income from equity investments for the fiscal year ended December 31, 2013 was Ps.124 million, as compared to Ps.117 million for the fiscal year ended December 31, 2012. The Ps.7 million increase was mainly attributable to the collection of higher dividends from VISA Argentina S.A.

Miscellaneous Income/(Loss), Net

Fiscal Year 2014 compared to Fiscal Year 2013

Miscellaneous net income for the fiscal year ended December 31, 2014 was Ps.503 million, as compared to Ps.295 million for the fiscal year ended December 31, 2013.

The higher income of Ps.208 million was mainly due to the increase of Ps.80 million in profits from loans recovered and punitive interest, together with a lower establishment of net allowances for Ps.56 million.

Fiscal Year 2013 compared to Fiscal Year 2012

Miscellaneous net income for the fiscal year ended December 31, 2013 was Ps.295 million, as compared to Ps.275 million for the fiscal year ended December 31, 2012.

The higher income of Ps.20 million was mainly due to the increase of Ps.138 million in profits from loans recovered and punitive interest, partially offset by the higher establishment of net allowances for Ps.116 million.

Income Tax

Fiscal Year 2014 compared to Fiscal Year 2013

The income tax charge for the fiscal year ended December 31, 2014 was Ps.1,992 million, as compared to Ps.1,232 million for the fiscal year ended December 31, 2013, a Ps.760 million increase.

The effective income tax rate for fiscal year 2014 was 37.4%, lower than the 40.3% recorded in 2013.

Fiscal Year 2013 compared to Fiscal Year 2012

The income tax charge for the fiscal year ended December 31, 2013 was Ps.1,232 million, as compared to Ps.789 million for the fiscal year ended December 31, 2012, a Ps.443 million increase.

The effective income tax rate for fiscal year 2013 was 40.3%, lower than the 37.1% recorded in 2012.

U.S. GAAP and Argentine Banking GAAP Reconciliation

General

We prepare our financial statements in accordance with Argentine Banking GAAP. The more significant differences between Argentine Banking GAAP and U.S. GAAP relate to the determination of the allowance for loan losses, the carrying value of certain government securities and receivables for government securities, the accounting of Banco Galicia’s foreign debt restructuring, goodwill, securitization and recognition of deferred income taxes. For more detail on differences in accounting treatment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2014, see Note 36 to our consolidated financial statements.

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

The following table shows the allowance for loan losses for the periods indicated under Argentine Banking GAAP and U.S. GAAP and the corresponding shareholders’ equity adjustment under U.S. GAAP:

	December 31, 2014	December 31, 2013	December 31, 2012
	(in millions of Pesos)
Argentine Banking GAAP	2,678.1	2,172.3	1,761.4
U.S. GAAP
ASC 310
Allowance for Loan Losses	97.0	104.7	70.6
ASC 450	2,558.8	2,056.1	1,660.5

U.S. GAAP Shareholders’ Equity Adjustment (1)	22.2	11.4	30.3

(1)	Including qualitative and quantitative adjustments.

ASC 310 Analysis

The non-performing commercial loan portfolio is comprised of loans falling into the following classifications of the Argentine Central Bank:

•	“With Problems”

•	“High Risk of Insolvency”

•	“Uncollectible”

The following table shows our loan loss reserve under ASC 310 for our non-performing commercial loan portfolio as of the dates indicated.

	December 31, 2014	December 31, 2013	December 31, 2012
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP – ASC 310 Analysis	97.0	104.7	70.6

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

The increase in the allowances recorded under ASC 450 is mostly due to a higher volume of credit card and personal loans granted during 2014 and 2013 and the worsening of macroeconomic factors, such as inflation rate and unemployment. The table below shows our loan loss reserve under ASC 450 for consumer and performing commercial loans as of the dates indicated.

	December 31, 2014	December 31, 2013	December 31, 2012
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP – ASC 450 Analysis	2,558.8	2,056.1	1,660.5

In addition to assessing the reasonableness of the loan loss reserve as described above, Grupo Financiero Galicia makes an overall determination of the adequacy of each period’s reserve based on such ratios as:

•	Loan loss reserves as a percentage of non-accrual loans,

•	Loan loss reserves as a percentage of total amounts past due, and

•	Loan loss reserves as a percentage of past-due unsecured amounts.

The table below shows the above-mentioned ratios as of the dates indicated.

	December 31, 2014	December 31, 2013	December 31, 2012
Loan Loss Reserves as a Percentage of Non-accrual Loans	129.78%	127.05%	138.77%
Loan Loss Reserves as a Percentage of Total Amounts Past Due	81.86%	79.52%	87.80%
Loan Loss Reserves as a Percentage of Past-due Unsecured Amounts	153.96%	147.83%	159.09%

The allowance for loan losses has increased approximately 20% during 2014 under U.S. GAAP. This variation is due to an increase in the portfolio of loans to the private sector and to the qualitative approach reflecting current economic conditions, industry performance trends, geographic or obligor concentrations, within each portfolio segment required for smaller-balance impaired and unimpaired.

Carrying Value of Certain Government Securities and Receivables for Government Securities

As of December 31, 2013, our holding of Bonar 2015 Bonds have been recorded at their acquisition cost increased according to the accrual of their internal rate of return under Argentine Banking GAAP. During 2014 they were fully settled.

Under U.S. GAAP, the Bonar 2015 Bonds were considered as “available for sale securities” and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

Under U.S. GAAP, all of these assets are carried at fair value as fully explained in Note 36 to our financial statements and “-U.S. GAAP - Critical Accounting Policies”.

The table below shows the book value, market value and amortized cost of Bonar 2015 Bonds as of December 31, 2014 and 2013, respectively.

	December 31, 2014					December 31, 2013
(In millions of Pesos)	Amortized Cost US GAAP	Book Value Argentine Banking GAAP	Market Value	Unrealized (Loss)/Gain	Shareholders’ Equity Adjustment	Amortized Cost US GAAP	Book Value Argentine Banking GAAP	Market Value	Unrealized (Loss)/Gain	Shareholders’ Equity Adjustment
Bonar 2015 Bonds	—	—	—	—	—	196	392	396	200	4

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

Shareholders’ Equity adjustments between Argentine Banking GAAP and U.S. GAAP as of December 31, 2014 and December 31, 2013, amounted to Ps.(55) million and Ps.(33) million, respectively.

Securitizations

The following table summarizes the adjustment for U.S. GAAP purposes related to securitization transactions as of December 31, 2014 and 2013:

	As of December 31,
	2014			2013
	(In millions of Pesos)
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’ Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’ Equity Adjustment
Galtrust I (1)	788	806	18	743	743	—
Financial Trust Galicia (2)	—	—	—	151	143	(8.8)

Total	788	806	18	894	886	(8.8)

(1) Financial Trust “Galtrust I”

The financial trust “Galtrust I” was created in October 2000 in connection with the securitization of provincial loans for a total amount of Ps.1,102 million. The securitized loans were from the portfolio of loans granted to provincial governments, guaranteed by the federal tax revenues shared with the provincial governments.

During 2002, the portfolio of loans included and the related retained interest in Galtrust I was subject to the pesification. As a result, the retained interest in the trust was converted into Pesos at an exchange rate of Ps.1.40 to US$1.00 and the interest rate for their debt securities changed to CER plus 10%. During 2003, Galtrust I had swapped its provincial loans for Bogar Bonds due 2018.

Under Argentine Banking GAAP, this transaction was accounted for as sales and the participation certificates retained by the Bank are recorded at the present value of cash flows discounted by the I.R.R. of instruments with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual is recorded in an asset offset account.

The retained interest in the trust was recorded under Argentine Central Bank rules in the “Other Receivables from Financial Brokerage”, and its balance as of December 31, 2014 and 2013, was Ps.788 million and Ps.743 million, respectively.

In accordance with ASC 810, Grupo Financiero Galicia was deemed to be the primary beneficiary of this trust and, therefore, the Bank reconsolidated the assets and liabilities of the mentioned trust. Upon consolidation, the Bogar Bonds were classified as available-for-sale securities and measured at fair value with changes recorded in other comprehensive income.

Debt securities have been cancelled as of December 31, 2014 and 2013.

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

As of December 31, 2014 this trust was cancelled.

Additional information required by U.S. GAAP

The table below presents the aggregated assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

	As of December 31,
(In millions of Pesos)	2014		2013
Cash and Due from Banks	Ps.	4	Ps.	13
Government Securities and Promisory Notes		764		963
Loans		144		—
Accrued interest, adjustments and exchange rate differences receivable		3		—
Allowances		(6)		—
Other Assets		35		—

Total Assets	Ps.	945	Ps.	976

Debt Securities	Ps.	98	Ps.	90
Accrued interest		1		—
Certificates of Participation		836		886
Other Liabilities		10		—

Total Liabilities	Ps.	945	Ps.	976

Our maximum loss exposure, which amounted to Ps.945 million and Ps.976 million as of December 31, 2014 and 2013, respectively, is based on the unlikely events that all the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on our balance sheet.

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

As of December 31, 2014 and 2013 we had a balance of Ps.50 millon and Ps.149 million, respectively, related to the negative goodwill.

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

Summary

As a result of the above and other differences, our net income and shareholders’ equity under Argentine Banking GAAP and U.S. GAAP for the periods indicated were as follows:

	Net Income (Loss)		Shareholders’ Equity (Deficit)
	Argentine Banking GAAP	U.S. GAAP	Argentine Banking GAAP	U.S. GAAP
	(in millions of Pesos)
Fiscal Year 2014	3,338	3,504	10,246	10,243
Fiscal Year 2013	1,824	1,575	6,947	6,944
Fiscal Year 2012	1,336	1,310	4,870	5,108

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

Results by Segments

The presentation of our segment disclosures for the years ended December 31, 2014, 2013 and 2012 corresponds with our internal reporting structure, considering the banking business as one single segment that is evaluated regularly by our management in deciding how to allocate resources and in assessing the performance of our business.

We measure the performance of each of our business segments primarily in terms of “Net income”, in accordance with the regulatory reporting requirements of the Argentine Central Bank. Net income and other information by segment are based on Argentine Banking GAAP and are consistent with the presentation of our consolidated financial statements.

Our disclosure segments are as follows:

•	Banking: our banking business segment represents Banco Galicia consolidated line by line with Galicia Uruguay and the results of other small banking-related subsidiaries.

•	Regional Credit Cards: our regional credit cards business segment represents the accounts of Tarjetas Regionales consolidated with its subsidiaries.

•	CFA: the CFA business segment primarily extends unsecured personal loans to low and middle-income segments of the Argentine population. It represents the accounts of Compañía Financiera Argentina and Cobranzas y Servicios.

•	Insurance: our insurance business segment represents the accounts of Sudamericana and its subsidiaries.

•	Other Grupo Galicia Businesses: this segment includes the results of Net Investment, Galicia Warrants and Galicia Administradora de Fondos (since April 2014, when Banco Galicia sold its interest in the company to Grupo Financiero Galicia).

Our results by segments are shown in Note 31 to our audited consolidated financial statements. Below is a discussion of our results of operations by segments for the years ended December 31, 2014, December 31, 2013 and December 31, 2012.

Banking

The table below shows the results of our banking business segment.

	For the year ended December 31,
In millions of Pesos, except percentages	2014	2013	2012
Net Financial Income	6,528	4,425	3,188
Net Income from Services	2,965	2,012	1,477

Net Operating Revenue	9,493	6,437	4,666

Provisions for Loan Losses	1,265	821	593
Administrative Expenses	4,981	3,964	3,095

Net Operating Income	3,247	1,652	978

Income from Equity Investments
Tarjetas Regionales SA	587	465	435
Compañía Financiera Argentina	287	293	308
Sudamericana	28	22	14
Others	205	85	(60)

Income from Equity Investments	1,107	864	697

Other Income (Loss)	99	(6)	(31)

Pre-tax Income	4,453	2,511	1,643

Income Tax Provision	1,295	674	342

Net Income	3,158	1,837	1,301

Net Income as a % of Grupo Financiero Galicia’s Net Income	95%	101%	97%
Average Loans	43,372	35,341	25,872
Average Deposits	54,417	42,145	32,220

Net income for this segment amounted to Ps.3,158 million, a Ps.1,321 million increase, or 72%, as compared to Ps.1,837 million for the fiscal year ended December 31, 2013, which in turn was Ps.536 million higher than the Ps.1,301 million for the fiscal year ended December 31, 2012.

The Ps.1,321 million growth in net income was primarily a result of an increase of Ps.3,057 million in net operating revenues, Ps.243 million in income from equity investments and Ps.105 million in other income, offset by higher administrative expenses in an amount of Ps.1,018 million, provisions for loans losses in an amount of Ps.444 million and income tax in an amount of Ps.621 million.

The increase in net income for the fiscal year 2013 as compared to the fiscal year 2012 was primarily attributable to the growth in the volume of financial intermediation with the private sector and to an improved efficiency ratio as a result of the growth recorded in net operating revenues, which was partially offset by administrative expenses.

During the fiscal year ended December 31, 2014, the growth in net financial income was due to the increase in the volume of financial intermediation, together with an improvement in financial margins.

The average yield on interest-earning assets recorded an increase as compared to the fiscal year ended December 31, 2013, primarily as a result of the growth reflected in the average interest rate of loans to the private sector and of government securities.

The average of interest-earning assets as of the end of fiscal year 2014 experienced an increase as compared to fiscal year ended December 31, 2013, due to the growth recorded in average loans to the private sector, with increases of Ps.5,531 million (or 37%) in credit cards and of Ps.2,906 million (or 21%) in promissory notes, standing out.

Credit growth was influenced by projects that were undertaken pursuant to the Credit Line for Productive Investment set forth by the Argentine Central Bank. For more information, see Item 5. “Operating and Financial Review and Prospects”-Item 5.A. “Operating Results”-“Results of Operations”.

According to information provided by the Argentine Central Bank, as of December 31, 2014, Banco Galicia’s estimated market share of loans to the private sector was 8.29%, as compared to 8.15% as of December 31, 2013 and 8.41% as of December 31, 2012.

The average position in government securities for the fiscal year ended December 31, 2014 increased as compared to the previous year, due to higher balances, primarily, in securities issued by the Argentine Central Bank and, to a lesser extent, in bonds issued by the Argentine government due in 2016, 2017 and 2019 and provincial treasury bills and debt securities.

Financial expenses as of the end of fiscal year 2014 increased as compared to the previous fiscal year, as a consequence of a higher average balance of interest-bearing liabilities combined with an increase in the average cost thereof. Out of total interest-bearing liabilities, variations in transactional deposits stood out, which were higher than the increase recorded in time deposits. In addition, the increase in the average rate on interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2014 as compared to the previous fiscal year, was mainly attributable to the evolution of the interest rate on time deposits, which was in line with the financial system dynamics.

According to information provided by the Argentine Central Bank, as of December 31, 2014, Banco Galicia’s estimated market share of deposits from the private sector was 8.65%, as compared to 9.02% as of December 31, 2013 and 8.91% as of December 31, 2012.

Net income for the fiscal year ended December 31, 2014, included a Ps.1,106 million gain from currency quotation differences, comprised of a Ps.241 million gain from foreign exchange brokerage activities and a Ps.865 million gain from the valuation of the foreign currency net position and the result from foreign currency forward transactions. Net income for the fiscal year ended December 31, 2013, included a Ps.477 million gain from currency quotation differences, comprised of a Ps.173 million gain from foreign exchange brokerage activities and a Ps.304 million gain from the valuation of the foreign currency net position and the result from foreign currency forward transactions.

Net income from services was Ps.2,965 million for the fiscal year ended December 31, 2014, as compared to Ps.2,012 million for the fiscal year ended December 31, 2013, a 47% increase, which in turn was 36% higher than the Ps.1,477 million for the fiscal year ended December 31, 2012. The increase in the business volume and the rise in prices (in compliance with the procedures established by the regulations of the Argentine Central Bank), account for the increases.

The main components of income from services are fees related to credit and debit card transactions and deposit accounts. With respect to credit cards, the most important component for the Bank’s income from services, revenue from such segment increased 32% for the fiscal year ended December 31, 2014, with almost 3 million credit cards managed, compared to 2.5 million for the fiscal year ended December 31, 2013 and to 2.2 million for the fiscal year ended December 31, 2012. Such growth was accompanied by an increase in consumption during the past three fiscal years.

Provisions for loan losses and other receivables were Ps.1,265 million for the fiscal year ended December 31, 2014, representing an increase of Ps.444 million as compared to Ps.821 million for the fiscal year ended December 31, 2013, primarily due to the evolution of both the consumer and the commercial portfolios. Provisions for loan losses and other receivables as of the fiscal year ended December 31, 2013, represented an increase of Ps.227 million as compared to Ps.593 million for the fiscal year ended December 31, 2012, primarily attributable to the seasoning of the consumer loan portfolio.

Administrative expenses were Ps.4,981 million for the fiscal year ended December 31, 2014, as compared to Ps.3,964 million for the fiscal year ended December 31, 2013, a 26% increase. In turn, administrative expenses for the fiscal year ended December 31, 2013, were 28% higher as compared to Ps.3,095 million for the fiscal year ended December 31, 2012. These increases were attributable to both higher personnel expenses and other administrative expenses.

The increase in personnel expenses (salaries, Argentine social security contributions and expenses related to personnel services) was mainly due to the salary increase agreed upon with unions. As of the fiscal year ended December 31, 2014 the Bank had 5,374 employees, while as of the fiscal year ended December 31, 2013 the Bank had 5,487 employees.

The increase in other administrative expenses was mainly attributable to the increase in expenses related to services provided to the Bank.

Income from equity investments was Ps.1,107 million for the fiscal year ended December 31, 2014, Ps.243 million higher as compared to Ps.864 million for the fiscal year ended December 31, 2013, which in turn was Ps.168 million higher than the Ps.697 million for the fiscal year ended December 31, 2012. The increase recorded in the fiscal year ended December 31, 2014 was mainly attributable to i) the higher profits from Tarjetas Regionales mainly due to the increase in net operating revenues, partially offset by an increase in administrative expenses, provisions for loan losses and income tax, ii) the profit generated from the transfer of the Bank’s equity investment in Banelco S.A. to VISA Argentina S.A., iii) the results from Galicia Administradora de Fondos, which included the income generated from its sale to Grupo Financiero Galicia and iv) the collection of higher dividends from VISA Argentina S.A. These increases were partially offset by a lower result from CFA, which was highly influenced by extraordinary expenses due to an administrative reorganization and by the caps to interest rates on credits established by the Argentine Central Bank. For more information, see “-Regional Credit Cards”, “-CFA” and “-Insurance”.

Other net profits for the fiscal year ended December 31, 2014 were Ps.99 million, Ps.105 million higher as compared to the Ps.6 million loss for the fiscal year ended December 31, 2013, which was lower than the Ps.31 million loss for the fiscal year ended December 31, 2012. Other net profits for the fiscal year 2014 were the consequence of lower net other provisions recorded for Ps.84 million together with higher punitive interests equal to Ps.26 million. During fiscal year 2013, other net loss was mainly attributable to profits from loans recovered and punitive interest, of Ps.77.5 million, partially offset by an increase in net other provisions recorded, for Ps.37.9 million.

The income tax charge during the fiscal year ended December 31, 2014 was Ps.1,295 million, Ps.621 million higher than the Ps.674 million for fiscal year 2013.

Regional Credit Cards

The table below shows the results of our regional credit cards business segment.

	For the year ended December 31,
In millions of Pesos, except percentages	2014	2013	2012
Net Financial Income	1,714	1,453	1,169
Net Income from Services	3,261	2,664	2,053

Net Operating Revenue	4,975	4,117	3,222

Provisions for Loan Losses	776	703	580
Administrative Expenses	3,197	2,598	2,014

Net Operating Income	1,002	816	628

Income from Equity Investments	(14)	(14)	(9)
Other Income (Loss)	314	218	177
Minority Interests	—	—	(10)

Pre-tax Income	1,302	1,020	786

Income Tax Provision	517	402	351

Net Income	785	618	435

Net Income as a % of Grupo Financiero Galicia’s Net Income	24%	34%	33%
Average Loans	12,727	9,909	7,301

For the fiscal year ended December 31, 2014, the Regional Credit Card Companies recorded net income of Ps.785 million, as compared to Ps.618 million for the fiscal year ended December 31, 2013, representing a Ps.168 million or 27% increase.

The increase in income corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2014 was mainly attributable to an increase in net operating revenues of Ps.858 million, partially offset by increases of Ps.599 million in administrative expenses, Ps.73 million in provisions for loan losses and Ps.115 million in income tax.

The net operating revenues for the fiscal year ended December 31, 2014 amounted to Ps.4,975 million, a 21% increase as compared to the Ps.4,117 million for fiscal year ended December 31, 2013, as a result of higher net financial income in an amount of Ps.261 million and higher net income from services in an amount of Ps.597 million. The increase in net operating income was due to the growth of the average amount of purchases and financing, and to an increase in the number of transactions.

For the fiscal year ended December 31, 2014, provisions for loan losses in an amount of Ps.776 million were recorded, Ps.73 million higher than in the previous fiscal year, mainly due to an increase in the size of the loan portfolio and to higher levels of past due loans. Nevertheless, considering that IFRS regulations are effective (with the “method of Markov” provisioning methodology, which takes into consideration the behavior of the clients in the last five years), and since the level of past due loans was low during the above-mentioned period, provisions requirements were lower, and therefore part of the provisions accumulated during previous fiscal years with the previous method were absorbed.

Administrative expenses for the fiscal year ended December 31, 2014 amounted to Ps.3,197 million, a 23% increase from the fiscal year ended December 31, 2013, mainly due to the salary increase agreed upon with unions, the higher level of economic activity and the higher costs during the period.

In 2014 and 2013 fiscal years, other net income amounted to Ps.314 million and Ps.218 million, respectively, with increases of 44% and 23%, respectively, mainly as a result of an increase in loans recovered.

The income tax charge during fiscal year 2014 was Ps.517 million, Ps.115 million higher than in fiscal year 2013.

The Regional Credit Card Companies experienced growth in the following key indicators during fiscal year ended December 31, 2014, as compared to fiscal year ended December 31, 2013:

•	average statements issued: 4% growth, reaching an annual average of 3.0 million customers;

•	increase in retail sales: 36%, from Ps.37,894 million to Ps.51,616 million;

•	increase in loan portfolio: 34%, amounting to Ps.20,644 million;

•	increase in the number of purchase transactions: 4%, reaching 144 million; and

•	increase in the size of the distribution network: 1%, reaching a total of 262 service centers.

Regarding the distribution network, in fiscal year ended December 31, 2014, Tarjeta Naranja opened one new branch located in the Interior. Tarjetas Cuyanas opened one branch located in the province of Tucuman.

The Regional Credit Card Companies had 5,232 employees as of December 31, 2014, as compared to 5,669 employees as of December 31, 2013.

In fiscal year 2013, the Regional Credit Card Companies recorded net income of Ps.618 million, as compared to Ps.435 million for the fiscal year ended December 31, 2012, representing a Ps.183 million or 42% increase.

The increase in net income for fiscal year ended December 31, 2013 was mainly attributable to an increase in net operating revenues for Ps.895 million, partially offset by higher administrative expenses for Ps.584 million, provisions for loan losses for Ps.123 million and income tax for Ps.51 million.

The net operating revenues for fiscal year 2013 amounted to Ps.4,117 million, a 28% increase as compared to the Ps.3,222 million for fiscal year 2012, as a consequence of increases of Ps.284 million in net financial income and Ps.611 million in net income from services. The increase in net operating income was due to a higher average amount of purchases and financing, and to the increase in the number of transactions.

In the 2013 fiscal year provisions for loan losses of Ps.703 million were recorded, Ps.123 million higher than in the previous fiscal year, mainly as a result of an increase in the size of the loan portfolio and of higher levels of past due loans in line with the economy in general.

Administrative expenses for the fiscal year 2013 amounted to Ps.2,598 million, a 29% increase from fiscal year 2012, mainly due to the higher level of economic activity, the geographic expansion of the branch network and the higher costs during such period.

In fiscal year 2013, other net income amounted to Ps.218 million, Ps.41 million higher than the Ps.177 million recorded in fiscal year 2012, mainly as a result of an increase in past due loans recovered.

The income tax charge during the fiscal year 2013 was Ps.402 million, Ps.51 million higher than in fiscal year 2012.

The Regional Credit Card Companies experienced growth in the following key indicators during fiscal year ended December 31, 2013, as compared to the fiscal year ended December 31, 2012:

•	average statements issued: 11% growth, reaching an annual average of 2.9 million customers;

•	increase in retail sales: 43%, from Ps.26,538 million to Ps.37,894 million;

•	increase in loan portfolio: 33%, amounting to Ps.15,407 million;

•	increase in the number of purchase transactions: 11%, reaching Ps.138 million; and

•	increase in the size of the distribution network: 2%, reaching a total of 260 service centers.

The Regional Credit Card Companies employed 5,669 employees as of December 31, 2013, as compared to 6,098 employees as of December 31, 2012.

Regarding the branch network, in fiscal year ended December 31, 2013, Tarjeta Naranja opened 4 branches, which were located in Buenos Aires. Tarjetas Cuyanas opened two branches, both located in the Interior.

CFA

The table below sets forth the results of operations of CFA’s business segment:

	For the year ended December 31,
In millions of Pesos, except percentages	2014	2013	2012
Net Financial Income	1,106	952	793
Net Income from Services	140	109	80

Net Operating Revenue	1,246	1,061	873

Provisions for Loan Losses	369	253	174
Administrative Expenses	769	663	525

Net Operating Income	108	145	174

Income from Equity Investments	2	1	—
Other Income (Loss)	102	89	136
Pre-tax Income	212	234	310

Income Tax Provision	83	92	94

Net Income	129	143	216

Net Income as a % of Grupo Financiero Galicia’s Net Income	4%	8%	16%
Average Loans	2,994	2,707	2,040
Average Deposits	1,120	919	699

CFA’s net income for the fiscal year ended December 31, 2014 amounted to Ps.129 million, Ps.14 million lower than the Ps.143 million gain for the fiscal year ended December 31, 2013.

The lower net income for the fiscal year ended December 31, 2014 was highly influenced by extraordinary expenses due to an administrative reorganization and by caps on interest rates for certain loans established in June 2014, by Communication “A” 5590 issued by the Argentine Central Bank.

Net operating revenue for the fiscal year ended December 31, 2014 amounted to Ps.1,246 million, a Ps.185 million increase as compared to the fiscal year ended December 31, 2013, mainly due to the growth of the credit card portfolio as CFA changed its main product in order to maintain similar income as compared to the previous years as a consequence of the impact generated by the cap on interest rates established by the Argentine Central Bank. The increase in net operating revenue was partially offset by certain costs of funding.

Net income from services amounted to Ps.140 million for the fiscal year ended December 31, 2014, a Ps.31 million increase as compared to the fiscal year ended December 31, 2013, mainly due to the increase in credit card sales, as a consequence of the change in CFA’s business core (currently: credit cards loans; until June 2014: personal loans), as was mentioned above.

Provisions for loan losses for the fiscal year ended December 31, 2014 amounted to Ps.369 million, increasing Ps.116 million as compared to the fiscal year ended December 31, 2013, as a result of changes in the past due loan portfolio.

Administrative expenses for the fiscal year ended December 31, 2014 amounted to Ps.769 million, an increase of Ps.106 million as compared to the fiscal year ended December 31, 2013, influenced by an administrative reorganization, together with the increases recorded in salaries for Ps.43 million, professional fees for Ps.11 million, rental activities for Ps.19 million, maintenance/systems for Ps.10 million and amortizations for Ps.4 million.

For fiscal year ended December 31, 2014, CFA had more than 440,000 customers, 1,112 employees, 59 branches and 36 points of sale throughout Argentina. As of the same date, CFA’s net loans to the private sector amounted to Ps.2,727 million and its shareholders equity totaled Ps.1,164 million.

CFA’s net income for the fiscal year ended December 31, 2013 amounted to Ps.143 million, Ps.74 million lower than the Ps.216 million gain for the fiscal year ended December 31, 2012.

The lower net income for the fiscal year ended December 31, 2013 was highly influenced by extraordinary expenses due to an administrative reorganization and by Communication “A” 5460 issued by the Argentine Central Bank, which eliminated fees on loan origination beginning September 2013.

Net operating revenue for the fiscal year ended December 31, 2013 amounted to Ps.1,061 million, a Ps.188 million increase as compared to the fiscal year ended December 31, 2012, mainly due to the growth of the loan and credit cards portfolio, which had a stable yield during such periods. This increase was partially offset by a higher cost of funding.

Net income from services amounted to Ps.109 million for the fiscal year ended December 31, 2013, a Ps.29 million increase as compared to the fiscal year ended December 31, 2012, mainly due to the increase of sales. To a lesser extent, it was influenced by a higher income from credit cards as a result of an increase in the portfolio size.

Provisions for loan losses for the fiscal year ended December 31, 2013 amounted to Ps.253 million, increasing Ps.79 million as compared to the fiscal year ended December 31, 2012, as a result of changes in the past due loan portfolio.

Administrative expenses for the fiscal year ended December 31, 2013 amounted to Ps.663 million, an increase of Ps.138 million as compared to the fiscal year ended December 31, 2012. The main increases were recorded in salaries and other personnel expenses for Ps.74 million, professional fees for Ps.9 million, amortizations for Ps.7 million (due to the remodeling of certain branches) and advertising for Ps.3 million.

For fiscal year ended December 31, 2013, CFA had more than 530,000 customers, 1,170 employees, 59 branches and 36 points of sale throughout Argentina. As of the same date, CFA’s net loans to the private sector amounted to Ps.3,020 million and its shareholders equity totaled Ps.1,032 million.

Insurance

The table below shows the results of our insurance business segment.

	As of December 31,
In millions of Pesos, except percentages	2014	2013	2012
Net Financial Income	145	103	54

Net Operating Revenue	145	103	54

Administrative Expenses	269	194	132

Net Operating Income	(124)	(91)	(78)

Income from Insurance Activity	485	365	257

Income from Equity Investments	1	0	0

Other Income (Loss)	(1)	0	0

Pre-tax Income	361	274	180

Income Tax Provision	127	96	64

Net Income	234	178	116

Net Income as a % of Grupo Financiero Galicia’s Net Income	7%	10%	9%

As a consequence of the activities carried out by Sudamericana’s subsidiaries, the segment related to the results of its main accounts (earned premiums, claims, acquisition costs, etc.) are included under “Income from Insurance Activities”. The results of this segment mainly represent the results of Galicia Seguros.

Net income for fiscal year 2014 amounted to Ps.234 million, Ps.56 million higher than in fiscal year 2013. This growth was due to the increase of premiums earned, which were mainly the result of Galicia Seguros’ performance. In general, the issuance of all products offered increased, in particular, homeowners insurance, theft and life insurance. In addition, Galicia Seguros started offering surety insurance.

Administrative expenses grew following the increase in acquisition costs, mainly corresponding to expenses related to the issuance of policies, salary increases and increases in other expenses within a context of higher costs.

It is important to note that during the three years described herein the claims ratio has remained at the same or similar level.

As of December 31, 2014, the insurance segment had more than 8 million insured under all its lines of business.

Net income for fiscal year 2013 amounted to Ps.178 million, Ps.63 million higher than in fiscal year 2012. This significant increase responds to the increase of premiums earned, which were mainly the result of Galicia Seguros’ performance through group life insurance, home insurance and accidental, death and dismemberment insurance sold through Banco Galicia and the Regional Credit Card Companies.

The administrative expenses grew following the increase in acquisition costs, mainly corresponding to expenses related to the issuance of policies, salary increases and increases in other expenses within a context of higher costs.

As of December 31, 2013, the insurance segment had almost 8 million insured under all their lines of business.

Other Grupo Galicia Businesses

In fiscal year 2014, this segment recorded a Ps.63 million profit, mainly generated by net revenues from Galicia Administradora de Fondos equal to Ps.38 million. The remaining profit corresponded to Galicia Warrants and Net Investment.

In fiscal year 2013, this segment recorded a Ps.12 million profit, predominantly from Galicia Warrants (Ps.11 million).

In fiscal year 2012, this segment recorded a Ps.8 million profit, predominantly from Galicia Warrants, as Net Investment recorded a Ps.0.01 million loss.

Consolidated Assets

The structure and main components of our consolidated assets as of the dates indicated were as follows:

	For the year ended December 31,
	2014		2013		2012
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Cash and Due from Banks	16,959	15.8	12,560	15.1	8,345	13.2
Government and Corporate Securities	10,010	9.3	3,987	4.8	3,627	5.7
Loans	66,608	62.1	55,265	66.5	42,593	67.1
Other Assets	13,737	12.8	11,344	13.6	8,893	14.0

Total	107,314	100.0	83,156	100.0	63,458	100.0

Of our Ps.107,314 million total assets as of December 31, 2014, Ps.105,962 million, or 98.7%, corresponded to Banco Galicia on a consolidated basis. The remaining Ps.1,353 million, or 1.3%, were primarily attributable to Sudamericana on a consolidated basis. The composition of our assets demonstrates an increase in the amounts of all line items.

The line item “Cash and Due from Banks” included cash for Ps.4,369 million, balances held at the Argentine Central Bank for Ps.12,466 million and balances held in correspondent banks for Ps.124 million. The balance held at the Argentine Central Bank is used for meeting the minimum cash requirements set by the Argentine Central Bank.

Our holdings of government and corporate securities as of December 31, 2014 amounted to Ps.10,010 million. Our holdings of government and corporate securities are shown in more detail in Item 4. “Information on the Company-Selected Statistical Information-Government and Corporate Securities”.

Our total net loans amounted to Ps.66,608 million as of December 31, 2014, of which Ps.66,593 million corresponded to Banco Galicia (including the Regional Credit Card Companies’ portfolios) and the remaining amount to secured loans held by Sudamericana. For more information on Banco Galicia’s and CFA’s loan portfolio, see Item 4. “Information on the Company-Selected Statistical Information-Loan Portfolio”.

The “Other Assets” line item mainly includes the following items recorded in our balance sheet under “Other Receivables Resulting from Financial Brokerage”, unless otherwise noted:

	For the year ended December 31,
	2014	2013	2012
	(In millions of Pesos)
Other Receivables Resulting from Financial Brokerage	6,983	5,848	4,483
Debt Securities	1,258	1,385	403
Participation certificates in, and debt securities of, different financial trusts, created by Banco Galicia or by third parties	1,102	973	755
Balances at the Argentine Central Bank as guarantees in favor of clearing houses	1,304	826	608
Galtrust I(1)	788	743	674
Government securities and guarantees of forward sales and purchase of foreign exchange in favor of MAE and ROFEX	256	371	171
Other Financing	86	83	310
The Almafuerte Special Fund(2)	—	82	120
Others	2,189	1,385	1,442
Receivables from Financial Leases	1,048	1,128	849
Equity Investments	52	89	76
Miscellaneous Receivables	1,575	1,010	870
Bank Premises and Equipment, Miscellaneous Assets and Intangible Assets	3,759	3,062	2,462
Others(3)	320	207	153

Total	13,737	11,344	8,893

(1)	Corresponding to our holdings of debt securities and participation certificates issued by the Galtrust I Financial Trust, resulting from the securitization of loans to the provincial public sector in late 2000.
(2)	Corresponding to holdings of the participation certificate in, and debt securities of, the special fund jointly formed by Banco Galicia and other private sector banks in order to facilitate the recovery of the assets of former Almafuerte Bank.
(3)	It includes, others relating to insurance asset, among other concepts.

Exposure to the Argentine Public Sector

The following table shows our total net exposure to the Argentine public sector as of December 31, 2014, 2013 and 2012. This exposure mainly consisted of exposure of Banco Galicia.

	For the year ended December 31,
	2014	2013	2012
	(in millions of Pesos)
Net Position in Government Securities	10,379	4,298	3,995

Trading	2,665	1,351	186
Bonar 2015 Bonds	—	392	558
Lebac and Nobac	7,714	2,555	3,251

Loans	15	13	26

Other Receivables Resulting from Financial Brokerage	867	1,105	1,001

Trusts’ Certificates of Participation and Securities	830	1,079	997
Other	37	26	4

Total Assets (1)	11,261	5,416	5,022

(1)	Does not include deposits with the Argentine Central Bank, which constitute one of the items by which Banco Galicia complies with the Argentine Central Bank’s minimum cash requirements.

As of December 31, 2014, our total exposure to the public sector was equal to Ps.11,261 million.

Excluding the holding of debt securities issued by the Argentine Central Bank for Ps.7,714 million, compared to Ps.2,555 million for fiscal year 2013, net exposure to the non-financial public sector increased by Ps.686 million in fiscal year 2014. The increase in the exposure to the public sector during the last twelve months was mainly due to the acquisition of bonds issued by the Argentine government due in 2016, 2017 and 2019.

As of December 31, 2013, our total exposure to the public sector amounted to Ps.5,416 million. Excluding the holding of debt securities issued by the Argentine Central Bank for Ps.2,555 million, compared to Ps.3,251 million for fiscal year 2012, net exposure to the non-financial public sector increased by Ps.1,090 million in fiscal year 2013. The increase in the exposure to the public sector during the last twelve months was mainly due to the acquisition of Bonar 2014 bonds and of provincial treasury bills and debt securities.

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

Other important sources of funding have traditionally included issuing Dollar-denominated medium and long-term debt securities issued in foreign capital markets and borrowing from international banks and multilateral credit agencies. After the restructuring of its foreign debt in May 2004 and until the US$300 million bond issuance in May 2011, Banco Galicia had not relied on the issuance of new debt securities, and entered into three long term loan agreements with the International Finance Corporation (the “IFC”) in 2005, 2007 and 2010 for US$130 million, with the purpose of funding long-term loans to small and medium-sized companies. In addition, Banco Galicia entered into a long-term loan agreement with the Netherlands Development Finance Company (the “FMO”) on December 17, 2010 for US$20 million and a long-term loan agreement with the IDB on February 15, 2011 for US$30 million. In December 2011 Proparco, the Development Financial Institution partly owned by Agence Française de Dévelopement, granted Banco Galicia a US$30 million loan, with a 6 year term, for the financing of investment projects of small and medium-sized companies mainly active in the agribusiness and export sectors.

Selling government securities under repurchase agreement transactions has been a recurrent source of funding for Banco Galicia. Currently, although not presently such an important source of funding, repurchase agreement transactions are part of the liquidity policy of the Bank. Within its liquidity policy, Banco Galicia considers its unencumbered liquid government securities holdings as part of its available excess liquidity. See Item 5. “Operating and Financial Review and Prospects”-Item 5.B. “Liquidity and Capital Resources-Banco Galicia’s Liquidity Management”.

The Regional Credit Card Companies fund their business through the issuance of notes in the local and international capital markets, borrowing from local financial institutions and debt with merchants generated in the ordinary course of business of any credit card issuing company. In 2014, the Regional Credit Card Companies issued notes in an amount equal to Ps.1,973 million and received loans for Ps.972 million.

CFA funds its business through the issuance of debt securities in the local market, borrowing from financial institutions and time deposits from institutional investors (insurance companies and mutual funds).

Below is a breakdown of our funding as of the dates indicated:

	For the year ended December 31,
	2014		2013		2012
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Deposits	64,666	60.3	51,395	61.8	39,945	62.8
Checking Accounts and Other Demand Deposits	15,755	14.7	12,394	14.9	9,916	15.6
Savings Accounts	16,897	15.8	11,801	14.2	9,478	14.9
Time Deposits	30,730	28.6	26,185	31.5	19,694	31.0
Other Deposits	722	0.7	574	0.7	577	0.9
Interest Payable and Differences in quotation	562	0.5	441	0.5	280	0.4

Debt with Financial Institutions (1)	1,848	1.7	2,153	2.5	2,111	3.4
Domestic Financial Institutions	1,120	1.0	1,468	1.7	1,137	1.8
International Banks and Credit Agencies	727	0.7	685	0.8	546	0.9
Repurchases	1	—	—	—	428	0.7

Notes (Unsubordinated and Subordinated) (1)	10,176	9.5	7,612	9.2	5,467	8.6

Other obligations	20,378	19.0	15,048	18.1	11,065	17.5

Shareholders’ Equity	10,246	9.5	6,947	8.4	4,870	7.7

Total Funding	107,314	100.0	83,155	100.0	63,458	100.0

(1)	Includes accrued interest, quotation differences, and CER adjustment where applicable.

As of December 31, 2014, deposits represented 60.3% of our funding, down from 61.8% as of December 31, 2013 and 62.8% as of December 31, 2012. Our deposit base increased 26% in 2014, 29% in 2013 and 32.6% in 2012. During the 2014 fiscal year, the Ps.13,272 million increase in deposits was due to the increase in transactional deposits (deposits in checking and savings accounts) and time deposits. The increase registered during 2013 was also the result of an increase in transactional deposits and time deposits. For more information on deposits, see Item 4. “Information on the Company-Selected Statistical Information-Deposits”.

As of December 31, 2014, credit lines from international banks and credit agencies representing Dollar-denominated debt subject to foreign law amounted to Ps.727 million. Of this total, Ps.190 million corresponded to trade loans; Ps.58 million corresponded to an IFC loan granted to Banco Galicia in 2005, which increased at the end of 2010 with the signing of a new agreement; Ps.80 million corresponded to a long-term loan agreement with the FMO and Ps.63 million corresponded to a loan agreement with Proparco. The increase of Ps.42 million as compared to December 31, 2013 was mainly as a result of a decrease in trade loans.

As of December 31, 2013, credit lines from international banks and credit agencies representing Dollar-denominated debt subject to foreign law amounted to Ps.685 million. Of this total, Ps.379 million corresponded to trade loans; Ps.139 million corresponded to an IFC loan granted to Banco Galicia in 2005, which increased at the end of 2010 with the signing of a new agreement; Ps 88 million corresponded to a long-term loan agreement with the FMO and Ps.62 million corresponded to a loan agreement with Proparco. The increase of Ps.139 million as compared to December 31, 2012 was mainly as a result of a decrease in trade loans.

Our debt securities outstanding amounted to Ps.10,176 million (principal and interest) as of December 31, 2014, as compared to Ps.7,612 million as of December 31, 2013, and Ps.5,467 million as of December 31, 2012. Of our debt securities outstanding at the end of fiscal year 2014, Ps.6,190 million (only principal) corresponded to Dollar-denominated debt subject to foreign law and Ps.3,593 million (only principal) corresponded to Peso-denominated debt.

As of December 31, 2014, the breakdown of our Dollar-denominated debt was as follows:

	Maturity	Annual Interest Rate	Total(1)
Banco Galicia
2019 Notes	2019	16.00%	1,913
9% Notes Due 2003	2003	9.00%	7
Fixed Rate Due 2018	2018	8.75%	2,555
Tarjeta Naranja
Notes Class XIII	2017	9.00%	1,715

Total			6,190

(1)	Only principal

As of December 31, 2014, the breakdown of our Pesos-denominated debt was as follows:

	Maturity	Annual Interest Rate	Total(1)
Grupo Financiero Galicia
Notes Class V Series I	2015	Badlar + 425 b.p.	102
Notes Class V Series II	2017	Badlar + 525 b.p.	78
Notes Class VI Serie I	2016	Badlar + 325 b.p.	140
Notes Class VI Serie II	2017	Badlar + 425 b.p.	110
Tarjetas Cuyanas
Notes Class XII Series II	2015	Badlar + 420 b.p.	172
Notes Class XIII Series I	2015	Badlar + 400 b.p.	174
Notes Class XIV Series I	2015	Badlar + 300 b.p.	54
Notes Class XIV Series I	2016	Badlar + 415 b.p.	144
Notes Class XV	2015	Badlar + 240 b.p.	133
Notes Class XVI	2016	Badlar + 340 b.p.	117
Notes Class XVII	2015	Badlar + 315 b.p.	156
Notes Class XVIII	2016	Badlar + 400 b.p.	114
Tarjeta Naranja
Notes Class XXII Series II	2015	Badlar + 375 b.p.	115
Notes Class XXIII Series II	2015	Badlar + 450 b.p.	152
Notes Class XXIV Series I	2015	Badlar + 400 b.p.	170
Notes Class XXIV Series II	2017	Badlar + 500 b.p.	33
Notes Class XXV Series I	2015	Badlar + 289 b.p.	80
Notes Class XXV Series II	2016	Badlar + 415 b.p.	164
Notes Class XXVI Series I	2015	Badlar + 260 b.p.	138
Notes Class XXVI Series II	2016	Badlar + 399 b.p.	160
Notes Class XXVII Series I	2015	Badlar + 272 b.p.	164
Notes Class XXVII Series II	2016	Badlar + 395 b.p.	150
CFA
Notes Class X Series II	2015	Badlar + 425 b.p.	124
Notes Class XI Series I	2015	Badlar + 297 b.p.	50
Notes Class XI Series II	2015	Badlar + 430 b.p.	147
Notes Class XII Series I	2015	Badlar + 247 b.p.	50
Notes Class XII Series II	2016	Badlar + 400 b.p.	199
Notes Class XIII Series I	2015	27.50%	128
Notes Class XIII Series II	2016	Badlar + 440 b.p.	75

Total			3,593

(1)	Only principal

The increase in our debt securities outstanding as of December 31, 2014 as compared to December 31, 2013 was mainly a result of: i) the issuance by Tarjeta Naranja of senior notes in an aggregate principal amount of Ps.1,059 million. ii) the issuance by Tarjeta Cuyanas of senior notes in an aggregate principal amount of Ps.442 million and iii) the issuance by CFA of senior notes in an aggregate principal amount of Ps.506 million and iv) the issuance by Grupo Financiero Galicia of senior notes in an aggregate principal amount of Ps.430 million.

The increase in our debt securities outstanding as of December 31, 2013 as compared to December 31, 2012 was mainly a result of: i) the issuance by Tarjeta Naranja of senior notes in an aggregate principal amount of Ps.748 million; ii) the issuance by Tarjetas Cuyanas of senior notes in an aggregate principal amount of Ps.442 million; iii) the issuance by CFA of senior notes in an aggregate principal amount of Ps.507 million and iv) the inssuance by Grupo Financiero Galicia of senior notes in an aggregate principal amount of Ps.216 million.

For more information see “-Contractual Obligations” below.

The category “other obligations” includes Ps.10,893 million of debt with merchants in connection with credit-card transactions of Banco Galicia and the Regional Credit Card Companies, Ps.3,381 million in “miscellaneous liabilities”, Ps.1,585 million in connection with collections on account of third parties and Ps.366 million related to allowances for other contingencies.

Ratings

The following are our ratings as of the date of this annual report:

	Standard & Poor’s	Fitch Argentina	Evaluadora Latinoamericana	Moody’s
LOCAL RATINGS
Grupo Financiero Galicia S.A.
Rating of Shares	1
Short-/Medium Term Debt (1)			AA-

Banco de Galicia y Buenos Aires S.A.
Counterparty Rating	raB+
Long-Term Debt (2) (3)	raB+		AA-	Baa1.ar
Subordinated Debt (2) (4)	raB-		A+	Ba2.ar
Deposits (Long Term / Short Term)	raB+ / raB
Deposits (Local Currency / Foreign Currency)				Baa1.ar / Ba2.ar
Trustee				TQ1(-).ar

Tarjeta Naranja S.A.
Medium-/Long-Term Debt (2) (5)		AA-(arg)
Short-Term Debt (2) (6)		A1(arg)

Tarjetas Cuyanas S.A.
Long-Term Debt (2) (7)		AA-(arg)
Short-Term Debt (2) (8)		A1(arg)

CFA S.A.
Long-Term Debt (9)		AA-(arg)
Short-Term Debt (10)		A1+(arg)
Deposits (Local Currency / Foreign Currency)				Baa2.ar / Ba2.ar

INTERNATIONAL RATINGS

Banco de Galicia y Buenos Aires S.A.
Long-Term Debt (2) (3)	CCC-			Caa1

Tarjeta Naranja S.A.
Medium-/Long-Term Debt (2) (11)		B-

(1)	Class V Series I and II and Class VI Series I and II notes.
(2)	See “-Contractual Obligations”.
(3)	Class I notes due in 2018.
(4)	Subordinated notes due in 2019.
(5)	Class XIII, Class XXII Series II, Class XXIII Series II, Class XXIV Series I and II, Class XXV Series II, Class XXVI Series II and Class XXVII Series II notes.
(6)	Class XXV Series I, Class XXVI Series I and Class XXVII Series I notes.
(7)	Class XII Series II, Class XIII Series I, Class XIV Series II, Class XVI and Class XVIII notes.
(8)	Class XIV Series I, Class XV and Class XVII notes.
(9)	Class X Series II, Class XI Series II, Class XII Series II and Class XIII Series II notes.
(10)	Class XI Series I, Class XII Series I and Class XIII Series I notes.
(11)	Class XIII notes.

Debt Programs

On March 9, 2009, Grupo Financiero Galicia’s shareholders, during an ordinary shareholders’ meeting, and the Board of Directors created a global short-, medium- and long-term notes program, for a maximum outstanding amount of US$60 million. This program was authorized by the CNV pursuant to Resolution No.16,113 of April 29, 2009.

In August 2012, during an extraordinary shareholders’ meeting, it was decided to ratify the decision made at the ordinary and extraordinary shareholders’ meeting held in April 2010 with regard to the approval of the US$40 million increase in the amount of Grupo Financiero Galicia’s global notes program. Therefore, once approved by the CNV, the amount was for up to US$100 million or its equivalent in other currencies. On May 8, 2014, the CNV, pursuant to Resolution No. 17,343, granted an extension of the debt program for another five year period.

On June 8, 2010 Grupo Financiero Galicia issued two series of bonds in the aggregate principal amount of US$45 million, with the following characteristics: (i) US$18.1 million of 8% Class II, Series II notes, due in 2012, issued at a price of 101.8/100, with a yield of 7% and (ii) US$26.9 million of 9% Class II, Series III notes due in 2013, issued at a price of 101.3/100, with a yield of 8.5%. Interest was payable semi-annually.

During May 2012, Grupo Financiero Galicia cancelled, upon maturity, all of the outstanding Class II, Series II notes.

On August 28, 2012, Grupo Financiero Galicia issued Class III notes, for a face value amount of Ps.78.1 million, with a variable interest rate equal to the benchmark rate (Badlar) plus 3.59% due on February 28, 2014. The aggregate principal amount of such notes will be repaid upon maturity.

On May 8, 2013 Grupo Financiero Galicia issued its Class IV notes in the aggregate principal amount of Ps.220.0 million due in 18 months with a variable rate equal to the benchmark rate (Badlar) plus 3.49%.

During May 2013, Grupo Financiero Galicia cancelled, upon maturity, all of the outstanding Class II, Series III notes.

On January 30, 2014, Grupo Financiero Galicia issued its Class V notes, in two series, in an aggregate principal amount of Ps.180.0 million with the following terms and conditions: (i) Ps.101.8 million of Series I notes, with a variable interest rate equal to the benchmark rate (Badlar) plus 4.25%, with an 18 month maturity and (ii) Ps.78.2 million of Series II notes, with a variable interest rate equal to the benchmark rate (Badlar) plus 5.25%, with a 36 month maturity. Both series pay interest on a quarterly basis. In addition, certain of the Class V notes were subscribed for with Class III notes for a face value of Ps.20,622,455.

During February 2014, Grupo Financiero Galicia cancelled, upon maturity, all of the outstanding Class III notes.

On October 2014, Grupo Financiero Galicia issued its Class VI notes, in two series, in an aggregate principal amount of Ps.250.0 million with the following terms and conditions: (i) Ps.140.2 million of Series I notes, with a variable interest rate equal to the benchmark rate (Badlar) plus 3.25%, with an 18 month maturity and (ii) Ps.109.8 million of Series II notes, with a variable interest rate equal to the benchmark rate (Badlar) plus 4.25%, with a 36 month maturity. Both series pay interest on a quarterly basis. In addition, certain of the Class VI notes were subscribed with Class IV notes for a face value of Ps.30,997,382.

During November 10, 2014 Grupo Financiero Galicia cancelled, upon maturity, all the outstanding Class IV notes.

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

Tarjeta Naranja has a program outstanding for the issuance and re-issuance of non-convertible notes, subordinated or non-subordinated, adjustable or non-adjustable, secured or unsecured, with a term from 30 days to up to the current permitted maximum (30 years), for a maximum outstanding face value during the period of such program of up to US$650.0 million. The program was approved by the CNV on May 23, 2012. As of December 31, 2014, debt for a principal amount outstanding of US$357.6 million (or Ps.3,058.5 million) had been issued under the program. Tarjeta Naranja’s program contains certain restrictions on liens, subject to the provisions established in the applicable pricing supplement with respect to each class and/or series of notes, so long as any note issued under such program remains outstanding. Certain notes issued under Tarjeta Naranja’s program are subject to covenants that limit the ability of Tarjeta Naranja and certain of its subsidiaries, subject to important qualifications and exceptions, to pay dividends on its capital stock or redeem, repurchase or retire its capital stock or subordinated indebtedness, make certain restricted payments, and consolidate, merge or transfer assets, among others.

Tarjetas Cuyanas has a program outstanding with the same characteristics, for a maximum outstanding face value during the period of such program of up to US$120.0 million. The CNV approved the program on May 18, 2010 and approved the increase of its maximum outstanding face value to up to US$250.0 million on May 7, 2013. As of December 31, 2014, debt for a principal amount outstanding of US$128.3 million (or Ps.1,097.3 million) had been issued under this program.

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

On January 27, 2011 the CNV approved an extension of the program and the increase of its maximum outstanding face value to up to US$250.0 million. During 2014, CFA issued debt in the aggregate principal of Ps.200.0, on April 16, 2014, Ps.250.0 on September 24, 2014 and Ps.206.3 millon on December 9, 2014. As of December 31, 2014, debt for a principal amount outstanding of Ps.798.2 million had been issued under CFA’s debt program.

Contractual Obligations

The table below identifies the principal amounts of our main on balance-sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due, as of December 31, 2014.

	Maturity	Annual Interest Rate	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Grupo Financiero Galicia
Bonds
Notes Class V Series I (Pesos)	2015	Badlar + 425 bp	102	102	—	—	—
Notes Class V Series II (Pesos)	2017	Badlar + 525 bp	78	—	78	—	—
Notes Class VI Series I (Pesos)	2016	Badlar + 325 bp	140	—	140	—	—
Notes Class VI Series II (Pesos)	2017	Badlar + 425 bp	110	—	110	—	—
Banco Galicia
Deposits
Time Deposits (Pesos/US$)	Various	Various	31,551	31,543	7	1	—
Bonds
2019 Notes (US$) (1) (2)	2019	16.00%	1,913	—	—	1,913	—
9% Notes Due 2003 (US$) (3)	2003	9.00%	7	7	—	—	—
Fixed Rate Due 2018 (US$)(4)	2018	8.75%	2,555	—	—	2,555	—
Loans
Floating Rate Loans Due 2019 (US$) (1) (5)	2019	Libor + 578 b.p.	14	—	—	14	—
FMO Financial Loans (US$)	Various	Libor + 550 b.p.	78	34	44	—	—
PROPARCO Financial Loans (US$)	Various	Libor + 400 b.p.	62	18	35	9	—
IFC Financial Loans (US$)	Various	Various	57	57	—	—	—
Other Financial Loans (US$) (6)	Various	Various	189	189	—	—	—
IDB Financial Loans (Pesos)	Various	Various	338	325	12	1	—
Fontar Financial Loans (Pesos)	Various	Various	10	5	5	—	—
BICE Financial Loans (Pesos)	Various	Various	33	15	14	4	—
BICE Financial Loans (US$)	Various	Various	27	16	10	1	—
Short-term Intrebank Loans (Pesos)	2015	Various	3	3	—	—	—
Tarjetas Regionales
Financial Loans with Local Banks (Pesos)	Various	Various	746	744	2	—	—
Notes (Pesos/US$)	Various	Various	4,105	2,079	2,026	—	—

CFA
Local Financing (Pesos)	Various	Various	274	274	—	—	—
Notes (Pesos)	Various	Various	773	698	75	—	—

Total			43,165	36,109	2,558	4,498	—

Principal and interest. Includes the CER adjustment, where applicable.

(1)	Issued in 2004 as part of the restructuring of the foreign debt of Banco Galicia’s Head Office and its Cayman Branch.
(2)	Subordinated Notes Due 2019: Interest paid in cash: 6% per annum from January 1, 2004 until (but not including) January 1, 2014, payable semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004. Unless the notes are previously redeemed, the annual interest rate will increase to 11% per annum from that date until (but not including) January 1, 2019. Interest paid in additional subordinated notes due 2019: 5% per annum from January 1, 2004, to be paid on January 1, 2014 and January 1, 2019. Principal amortizes in full on January 1, 2019, unless the notes are previously redeemed at par plus accrued but unpaid interest, in whole or in part, at Banco Galicia’s option, at any time, in accordance with the terms of the agreements governing such notes.
(3)	The balance represents debt not tendered by its holders to the exchange offered by Banco Galicia to restructure its foreign debt, which was completed in May 2004.
(4)	Interest payable in cash semiannually, fixed rate of 8.75%. Principal in full on May 4, 2018.
(5)	Interest payable in cash: Libor+78 b.p., per annum from January 1, 2004, until (but not including) January 1, 2014, payable semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004. Unless the loans are previously redeemed, the annual interest rate will increase to Libor+578 b.p. per annum from that date until (but not including) January 1, 2019. Also pays interest in additional subordinated loans, due 2019: 5% per annum from January 1, 2004, to be paid on January 1, 2014 and January 1, 2019. Principal amortizes in full on January 1, 2019 unless the loans are previously redeemed at part plus accrued interest and additional amounts, if any, in whole or in part at Banco Galicia’s option, in accordance with the terms of the agreements governing such loans.
(6)	Borrowings to finance international trade operations to Bank customers.

Off- Balance Sheet Contractual Obligations

Operating Leases

As of December 31, 2014, we also had off-balance sheet contractual obligations arising from the leasing of certain properties used as a part of our distribution network. The estimated future lease payments in connection with these properties are as follows:

(In millions of Pesos)
2015	212
2016	251
2017	261
2018	268
2019	286
2020	298
2021	311

Total	1,887

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

Our credit exposure related to these items as of December 31, 2014, is summarized below:

December 31, 2014
(in millions of Pesos)
Commitments to Extend Credit	5,966
Standby Letters of Credit	634
Guarantees Granted	467
Acceptances	105

In addition to the above commitments, as of December 31, 2014, purchase limits available for credit-card holders amounted to Ps.102,141 million.

As of December 31, 2014, main fees related to the above-mentioned commitments were Ps.18 million corresponding to standby letters of credit, Ps.15 million from guarantees provided and Ps.5 million from commitments to extend credit.

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to our customers, we may require counter guarantees. As of December 31, 2014, these counter guarantees, classified by type, were as follows:

December 31, 2014
(in millions of Pesos)
Preferred Counter Guarantees	42
Other Counter Guarantees	127

For more detailed information about off-balance sheet financial instruments, see Note 25 to our audited consolidated financial statements.

Other

We account for checks drawn on us and other financial institutions, as well as other items in the process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process as of December 31, 2014, were as follows:

December 31, 2014
(in millions of Pesos)
Checks Drawn on Banco Galicia	1,740
Checks Drawn on Other Banks	1,615
Bills and Other Items for Collection	9,711

With respect to fiduciary risk, we act as trustee of trust agreements to guarantee obligations arising from various contracts between the parties. As of December 31, 2014, the trust funds amounted to Ps.6,365 million.

In addition, we hold securities in custody, which as of December 31, 2014 amounted to Ps.38,365 million.

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

Allowance for Loan Losses

Our allowance for loan losses including the allowance for loan losses of Banco Galicia and CFA is maintained in accordance with Argentine Central Bank rules. Under such rules, a minimum allowance for loan losses is calculated primarily based upon the classification of Banco Galicia’s commercial loan borrowers and upon delinquency aging (or the number of days the loan is past due) for individual loan borrowers of both Banco Galicia and CFA and for Banco Galicia’s commercial loans of less than Ps.250 million. Although we are required to follow the methodology and guidelines for determining the minimum loan loss allowance as set forth by the Argentine Central Bank, we are allowed to establish additional allowances for loan losses. The determination of the allowance for loan losses requires a significant degree of judgment. The credit cards companies follow the IFRS guidelines to record the allowances for loan losses, which include the minimum requirements of Argentine Central Bank rules.

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

A ten percent decrease in the expected cash flows of significant impaired loans individually analyzed, could result in an additional impairment of approximately Ps.4 million.

A ten percent increase in the historical loss ratios for loans collectively analyzed could result in an additional impairment of approximately Ps.256 million.

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

As of December 31, 2014 and 2013, no impairment was recorded.

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

Based on the mentioned evaluation as of December 31, 2014 and 2013 Grupo Financiero Galicia consolidated the financial trust Galtrust I in which Grupo Financiero Galicia had a controlling financial interest and for which it is the primary beneficiary.

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

Other-than-temporary impairment

Under U.S. GAAP Bonar 2015 Bonds, Galtrust I and the investment in Almafuerte Special Fund, were classified as available-for-sale securities, and therefore, carried at fair value with changes in the fair value reflected in other comprehensive income for the years ended December 31, 2014 and 2013.

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

As of December 31, 2014 and 2013 the fair value of Bonar 2015 Bonds and Galtrust I exceeded their amortized cost. Therefore for U.S. GAAP purposes we concluded that there was no recognition of impairment.

As of December 31, 2013, the amortized cost of the Almafuerte Special Fund is greater than its fair value. Grupo Financiero Galicia evaluated if there was a decline in the value of the security other than a temporary decline as defined by ASC 320-10. As a result of such analysis, Grupo Financiero Galicia determined that the unrealized losses are temporary in nature based on its ability and intent to hold the investment until maturity. The amortization of principal and interest of the Almafuerte Special Fund’s underlying assets was completed in January 2014 for an amount of Ps.177.5 million, thus the Almafuerte Special Fund has been fully settled.

Principal Tren ds

Related to Argentina

The economic and financial environment in Argentina for fiscal year 2015 is expected to be highly influenced by electoral changes in the fourth quarter of 2015. Expectations regarding the outcome of such electoral changes are expected to play a key role in determining economic policy during 2015. In addition, the current scarcity of foreign currency in Argentina is expected to continue which will likely continue to impact prices on the foreign exchange market as well as economic activity (and its relation to overall employment in Argentina). Positive expectations regarding the outcome of the political elections at the end of 2015 may also open the international capital markets for Argentine issuers. The international financial environment may cause a devaluation of regional currencies and exchange rates, which would likely also cause volatility in Argentina as well.

Although export prices would be, on average, below what was noted in 2014, crop production expectations are optimistic, even exceeding last year’s production. On the other hand, the modest growth outlook for the Brazilian economy (Brazil is Argentina’s main business partner) may have a negative impact on exports and the overall level of economic activity of exports and the domestic industry (particularly the automotive industry).

In respect of the risks at the domestic level, what stands out is the difficulty to maintain positive growth rates within an environment with restrictions on foreign currency and the negative effects that foreign exchange dynamics could have on economic expectations, particularly in the months preceding presidential elections.

Related to the Financial System

In 2015 we believe that the financial system would continue increasing intermediation with the private sector, but with nominal growth rates for loans and deposits that are similar to those in 2014, although more moderate than in previous years.

In terms of financial strength, net results will help to maintain minimum capital levels according to the Basel Committee regulations. The Argentine Central Bank’s new articles of incorporation grant an increased power to the monetary authority with respect to whom credit is granted, which could have a negative impact on the financial margin. Commissions, which generate income from services and are significant within operating income, will continue to be subject to the approval by the Argentine Central Bank, both with regard to their type and price. At the same time, and aimed at improving operating efficiency, financial institutions are expected to continue working on the control of administrative expenses.

Portfolio quality indicators could marginally suffer some deterioration in 2015, even though coverage of the non-accrual loan portfolio are expected to be kept within prudent levels.

To conclude, we belive that the Argentine financial system, has excellent fundamental indicators, is expected to have positive financial results in 2015, even though the macroeconomic environment in the short- and mid-term will be a key factor for its future evolution.

Related to Us

It is expected that the level of activity of all the subsidiaries of Grupo Financiero Galicia will be consistent with the expectations in this economic context. Given that Banco Galicia is the most significant asset of Grupo Financiero Galicia, we refer to the trends related to Banco Galicia.

In 2015, Banco Galicia will continue its strategy of offering products and services to satisfy the needs of each segment of clients, working to increase its volume of financial intermediation activities with the private sector and to improve its recurring operating results, controlling administrative expenses in an effort to improve operational efficiency and maintaining an adequate diversification and risk coverage.

As a result of the economic conditions in Argentina, some deterioration in the quality of the loan portfolio could be expected, although it is likely that its impact on the income statement will be limited, and that the Bank will preserve an adequate coverage of the non-accruing portfolio with provisions.

The analysis of these trends should be read in conjunction with the discussion in Item 3. “Key Information– Risk Factors”, and with consideration that the Argentine economy has been historically volatile, which has negatively affected the volume and growth of the financial system.

Item 5.B.	Liquidity and Capital Resources

Liquidity - Holding Company on an Individual Basis

We generate our net earnings/losses from our operating subsidiaries, specifically Banco Galicia, our main operating subsidiary. Banco Galicia’s dividend-paying ability has been affected since late 2001 by the effects of the 2001-2002 liquidity crisis and its impact on its income-generation capacity. In addition, there were other restrictions on Banco Galicia’s ability to pay dividends resulting from applicable Argentine Central Bank rules and the loan agreements entered into by Banco Galicia as part of its foreign debt restructuring. See Item 8. “Financial Information-Dividend Policy and Dividends.”

Although, from 2002 to 2010 we did not receive any dividends from Banco Galicia, which is the primary source of funds available to us. On April 27, 2011, during Banco Galicia’s shareholders’ meeting, a distribution of cash dividends for a total amount of Ps.100 million was approved. Since that date, Banco Galicia’s ability to pay dividends was affected due to regulations issued by the Argentine Central Bank.

The extent to which a banking subsidiary may extend credit or otherwise provide funds to a holding company is limited by Argentine Central Bank rules. For a description of these rules, see Item 4. “Information on the Company-Argentine Banking Regulation-Lending Limits.”

During fiscal year 2012, Grupo Financiero Galicia’s subsidiaries approved a cash dividend distribution of Ps.61 million. Grupo Financiero Galicia received Ps.41 million of such amount during 2012. During fiscal year 2013, Grupo Financiero Galicia received dividends in an amount equal to Ps.101 million, including the remaining amount of Ps.20 million corresponding to fiscal year 2012 dividends. Similarly, during fiscal year 2014, Grupo Financiero Galicia received from its subsidiaries dividends for Ps.128 million and in February 2015, Grupo Financiero Galicia received dividends for Ps.48 million.

According to Grupo Financiero Galicia’s policy for the distribution of dividends and due to the fact that most of the profits for fiscal years 2012, 2013 and 2014 corresponded to income by holdings and just a fraction corresponded to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations Law, and taking as well into consideration Grupo Financiero Galicia’s financial condition for the fiscal year ended December 31, 2012, the shareholders’ meeting held on April 15, 2013 approved the distribution of cash dividends for Ps.24 million for the fiscal year ended December 31, 2012 which represents 1.9% with regard to 1,241,407,017 class A and B ordinary shares with a face value of Ps.1 each.

For fiscal year 2013, the Board of Directors proposed to the shareholders’ meeting held on April 29, 2014 to distribute cash dividends in an amount of Ps.39 million, which represents a dividend of 2.97% with respect to 1,300,264,597 class A and B ordinary shares of Grupo Financiero Galicia with a face value of Ps.1 each. Similarly, for fiscal year 2014, the Board of Directors proposed to the shareholders’ meeting held on April 29, 2015 to distribute cash dividends in an amount of Ps.100 million, which represents a dividend of 7.69% with respect to 1,300,264,597 class A and B ordinary shares of Grupo Financiero Galicia with a face value of Ps.1 each.

Pursuant to the section incorporated by Act No. 25,585 after Section 25 of Act No. 23,966, Grupo Financiero Galicia will receive the reimbursement of tax withholdings related to the taxes paid on behalf of the shareholders subject to the tax on personal assets as of December 31, 2014. Likewise, pursuant to Section 4 of Act No. 26.893, Grupo Financiero Galicia will withhold 10% for income tax from those shareholders subject to such tax.

As of December 31, 2014, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.6 million and short-term investments made up of special checking account deposits in an amount of Ps.10 million.

As of December 31, 2013, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.3 million and short-term investments made up of special checking account deposits in an amount of Ps.10 million.

As of December 31, 2012, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.4 million and short-term investments in an amount of Ps.12 million. Grupo Financiero Galicia’s short-term investments were made up of: (i) special checking account deposits of Ps.0.8 million, (ii) investments in mutual funds of Ps.3.7 million, (iii) public and private bonds for Ps.3.6 million, (iv) Grupo Financiero Galicia’s stake in GV Mandataria (liquidated) for Ps.0.02 million and (v) Grupo Financiero Galicia’s stake in Galval for Ps.3.9 million.

For a description of the notes issued by Grupo Financiero Galicia, see “-Item 5.A. “Operating Results”-“Debt Programs”.

Each of our subsidiaries is responsible for their own liquidity management. For a discussion of Banco Galicia’s liquidity management, see “-Banco Galicia’s Liquidity Management-Banco Galicia (Unconsolidated) Liquidity Management”.

Consolidated Cash Flows

Our consolidated statements of cash flows were prepared using the measurement methods and the presentation requirements prescribed by the Argentine Central Bank. See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012, included in this annual report.

As of December 31, 2014, on a consolidated basis, we had Ps.23,054 million in available cash (defined as total cash and cash equivalents), representing a Ps.7,230 million increase from the Ps.15,824 million as of December 31, 2013. As of December 31, 2013, on a consolidated basis, we had Ps.15,824 million in available cash (defined as total cash and cash equivalents), representing a Ps.4,500 million increase from the Ps.11,324 million of available cash (and cash equivalents) at the end of the prior fiscal year

Effective May 14, 2007, and in accordance with the provisions of Argentine Central Bank’s Communication “A” 4667, cash equivalents are comprised of the following: Argentine Central Bank debt instruments (Nobac and Lebac) having a remaining maturity that does not exceed 90 days, securities in connection with reverse repurchase agreement transactions with the Argentine Central Bank, short term call loans to corporations, local interbank loans and overnight placements in correspondent banks abroad. Cash equivalents also comprise, in the case of the Regional Credit Card Companies, time deposit certificates and mutual fund shares.

The table below summarizes the information from our consolidated statements of cash flows for the three fiscal years ended December 31, 2014, 2013 and 2012 which is also discussed in more detail below.

	December 31,
	2014	2013	2012
	(in millions of Pesos)
Funds (1) at the Beginning of the Fiscal Year	Ps.15,824	Ps.11,324	Ps.10,244

Funds Provided (Used) by Operating Activities	7,496	3,486	1,676

- Net (Increase)/Decrease in Government and Private Securities	(1,097)	(61)	1,220
- Net (Increase)/Decrease in Loans	2,698	(1,883)	(4,484)
- Net Increase/(Decrease) in Deposits	5,679	6,798	7,182
- Other	216	(1,368)	(2,241)

Funds Provided (Used) by Investing Activities	(495)	(437)	(309)

- Payments for bank premises, equipment and miscellaneous assets, net	(493)	(400)	(291)
- Payments for equity investments	(2)	(37)	(18)
- Other	—	—	—

Funds Provided (Used) by Financing Activities	(1,285)	422	(673)

- Net Increase/(Decrease) in notes	(633)	56	(15)
- Net Increase/(Decrease) in banks and international entities	(236)	152	(889)
- Net Increase/(Decrease) in loans from local financial institutions	(368)	247	261
- Other	(48)	(33)	(30)

-Effect of Exchange Rate on Cash and Cash Equivalents	1,514	1,029	387

Funds at the End of the Fiscal Year	Ps.23,054	Ps.15,824	Ps.11,324

(1)	Cash and cash equivalents

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

Management believes that cash flows from operations and available cash and cash equivalent balances, will be sufficient to fund our financial commitments and capital expenditures for fiscal year 2015.

Cash Flows from Operating Activities

In fiscal year 2014, net cash provided by operating activities amounted to Ps.7,496 million, mainly due to: (i) a Ps.5,679 million increase in deposits, corresponding to an increase of Ps.8,606 million in demand deposits and a Ps.2,927 million decrease in time deposits and (ii) a decrease of Ps.2,698 million in transactions related to loans, due to amortizations and payments of interests which were higher than the new transactions. Transactions related to personal loans, advances, promissory notes and international trade financing experienced positive cash flows, an effect that was offset by negative cash flows generated on credit cards transactions. Likewise, Ps.216 million due to the increase of net other assets and liabilities were provided by operating activities. In addition, net cash was used by operating activities as follows: Ps.1,097 million attributable to the increase in the portfolio of government and private securities, mainly Lebac and trading portfolio, partially offset by the sale of Bonar 2015 bonds, among others.

In fiscal year 2013, net cash provided by operating activities amounted to Ps.3,486 million, due to a Ps.6,798 million increase in deposits, corresponding to an increase of Ps.4,799 million in demand deposits and of Ps.1,999 million in time deposits, that was partially offset by the increase of Ps.1,883 million in loans mainly attributable to our private-sector loan portfolio origination. In addition, net cash was used by operating activities as follows: (i) Ps.61 million increase in government and private securities, (ii) Ps.591 million of organization and development expenses, and (iii) Ps.777 million due to the increase of net other assets and liabilities.

In fiscal year 2012, net cash provided by operating activities amounted to Ps.1,676 million, due to a Ps.7,182 million increase in deposits, corresponding to an increase of Ps.4,072 million in demand deposits and of Ps.3,110 million in time deposits, that was partially offset by the increase of Ps.4,484 million in loans mainly attributable to our private-sector loan portfolio origination. In addition, net cash was used by operating activities as follows: (i) Ps.1,220 million decrease in government and private securities comprised of the proceeds of Ps.1,779 million from the sale of Argentine Central Bank debt instruments (Nobac and Lebac) and other securities and offset by an increase of Ps.559 million in net repurchase agreement transactions, (ii) Ps.562 million of organization and development expenses, and (iii) Ps.1,679 million due to the increase of net other assets and liabilities.

Cash Flows from Investing Activities

In fiscal year 2014, net cash used by investing activities amounted to Ps.495 million mainly attributable to the acquisition of bank premises and equipment for Ps.284 million and miscellaneous assets for Ps.209 million.

In fiscal year 2013, net cash used by investing activities amounted to Ps.437 million mainly attributable to the acquisition of bank premises and equipment for Ps.258 million and miscellaneous assets for Ps.142 million. In addition, net cash was used by other fluctuations for Ps.37 million corresponding to other investing assets.

In fiscal year 2012, net cash used by investing activities amounted to Ps.309 million mainly attributable to the acquisition of bank premises and equipment of Ps.242 million and miscellaneous assets of Ps.49 million. In addition, net cash was used by other fluctuations of Ps.18 million corresponding to other investing assets.

Cash Flows from Financing Activities

In fiscal year 2014, financing activities used cash in the amount of Ps.1,285 million due to: (i) Ps.633 million as a consequence of the payment or cancellation of principal and interests on notes for approximately Ps.3,804 million, offset by the issuances of notes for approximately Ps.3,181 million during the same period, (ii) Ps.236 million as a consequence of the decrease in foreign credit facilities, partially offset by loans granted mainly by the BID equal to Ps.318 million, (iii) payments in loans from local financial institutions for Ps.368 and (iv) a net decrease in others fluctuations of Ps.48 million corresponding to other financing activities, mainly related to the payment of dividends .

In fiscal year 2013, financing activities provided cash in the amount of Ps.422 million due to the issuance of notes and long term foreign credit facilities in the amount of Ps.1,889 million and the increase in short-term borrowings of Ps.247 million. These amounts were offset by: (i) payments of long-term debt for Ps.1,648 million and (ii) a net decrease in others fluctuations of Ps.33 million corresponding to other financing activities.

In fiscal year 2012, financing activities used cash in the amount of Ps.673 million due to the issuance of notes and long term foreign credit facilities in the amount of Ps.1,146 million and the increase in short-term borrowings of Ps.260 million. These amounts were offset by: (i) payments of long-term debt for Ps.2,050 million and (ii) a net decrease in others fluctuations of Ps.31 million corresponding to other financing activities.

For a description of the types of financial interests we use and the maturity profile of our debt, currency and interest rate structure, see Item 5. “Operating and Financial Review and Prospects”-Item 5.A. “Operating Results”.

Banco Galicia’s Liquidity Management

Banco Galicia Consolidated Liquidity Gaps

Liquidity risk is the risk that liquid assets are not available for Banco Galicia to meet financial commitments at contractual maturity, take advantage of potential investment opportunities and meet demand for credit. To monitor and control liquidity risk, Banco Galicia monitors and systematically calculates the gaps between financial assets and liabilities maturing within set time intervals based on contractual remaining maturity, on a consolidated basis with the Regional Credit Card Companies and CFA. All the deposits in checking accounts and other demand deposits and deposits in savings accounts are included in the first time interval. These figures are used to simulate different liquidity crisis scenarios based on assumptions stemming from historical experience.

As of December 31, 2014, the consolidated gaps between maturities of Banco Galicia’s financial assets and liabilities based on contractual remaining maturity were as follows

	As of December 31, 2014 (1)
	Less than one Year	1 –5 Years	5 –10 Years	Over 10 Years	Total
	(in millions of Pesos, except ratios)
Assets
Cash and Due from Banks	4,699	—	—	—	4,699
Argentine Central Bank – Escrow Accounts	13,537	—	—	—	13,537
Overnight Placements	261	—	—	—	261
Loans – Public Sector	150	—	—	—	150
Loans – Private Sector	57,142	8,678	137	7	65,964
Government Securities	9,584	131	—	—	9,715
Notes and Corporate Securities	364	434	4	—	802
Financial Trusts	2,366	572	16	—	2,954
Other Financing	86	—	—	—	86
Receivables from Financial Leases	164	224	103	16	507
Other	34	—	—	—	34

Total Assets	88,387	10,039	260	23	98,709

Liabilities
Savings Accounts	16,744	—	—	—	16,744
Demand Deposits	16,389	—	—	—	16,389
Time Deposits	31,012	8	—	—	31,020
Notes	2,595	6,785	—	—	9,380
International Banks and Credit Agencies	617	191	—	—	808
Domestic Banks	1,065	49	—	—	1,114
Other Liabilities (1)	14,623	—	—	—	14,623

Total Liabilities	83,045	7,033	—	—	90,078

Asset / Liability Gap	5,342	3,006	260	23	8,631
Cumulative Gap	5,342	8,348	8,608	8,631	8,631
Ratio of Cumulative Gap to Cumulative Liabilities	6.4%	9.3%	9.6%	9.6%
Ratio of Cumulative Gap to Total Liabilities	5.9%	9.3%	9.6%	9.6%

Principal plus CER adjustment. Does not include interest.

(1)	Includes, mainly, debt with retailers due to credit card operations, liabilities in connection with repurchase transactions, debt with domestic credit agencies and collections for third parties. The “Less than One Year” bucket also includes Ps.7 million corresponding to Banco Galicia’s foreign debt not tendered by its holders in the exchange offered to restructure such foreign debt, which was completed in May 2004.

The table above is prepared taking into account contractual maturity. Therefore, all financial assets and liabilities with no maturity date are included in the “Less than One Year” category.

Banco Galicia must comply with a maximum limit set by its board of directors for liquidity mismatches. This limit has been established at -25% (minus 25%) for the ratio of cumulative gap to total liabilities within the first year. As shown in the table above, Banco Galicia complies with the established policy, since such gap was 5.9% as of December 31, 2014.

Banco Galicia (Unconsolidated) Liquidity Management

The following is a discussion of Banco Galicia’s liquidity management, excluding the consolidated companies.

Banco Galicia’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet customer’s credit demand. To set the appropriate level, forecasts are made based on historical experience and on an analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds. As of December 31, 2014, Banco Galicia’s unconsolidated liquidity structure was as follows:

	As of December 31, 2014
	(in millions of Pesos)
Legal Requirement	Ps.	11,465
Management Liquidity		12,563

Total Liquidity (1)	Ps.	24,028

(1)	Excludes cash and due from banks of consolidated companies.

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

	As of December 31,
	2014			2013			2012
	(in millions of Pesos, except ratios, multiples and percentages)
Shareholders’ Equity	Ps.	10,246		Ps.	6,947		Ps.	4,870
Shareholders’ Equity as a Percentage of Total Assets		9.55%			8.35%			7.67%
Total Liabilities as a Multiple of Total Shareholders’ Equity		9.47	x		10.97	x		12.03	x
Tangible Shareholders’ Equity (1) as a Percentage of Total Assets		7.87%			6.63%			5.96%

(1)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

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

For a more detailed description of our capital expenditures in 2014 and our capital commitments for 2015, see Item 4. “Information on the Company-Capital Investments and Divestitures”. For a description of financing of our capital expenditures, see “-Consolidated Cash Flows”.

Item 5.E.	Off-Balance Sheet Arrangements

See Item 5.A. “Operating Results-Off-Balance Sheet Arrangements” and “Operating Results-Off-Balance Sheet Contractual Obligations.”

Item 5.F.	Contractual Obligations

See Item 5.A. “Operating Results-Contractual Obligations.”

Item 6.	Directors, Senior Management and Employees

Our Board of Di rectors

Our ordinary shareholders’ meeting took place on April 29, 2015. The following table sets out the members of our Board of Directors as of that date (all of whom reside in Buenos Aires, Argentina), the positions they hold within Grupo Financiero Galicia, their dates of birth, their principal occupations and the dates of their appointment and on which their current terms will expire. Terms expire when the annual shareholders’ meeting takes place.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Eduardo J. Escasany	Chairman	June 30, 1950	Businessman	April 2005	December 2015
Pablo Gutierrez	Vice chairman	December 9, 1959	Banker	April 2003	December 2015
Abel Ayerza	Director	May 27, 1939	Businessman	September 1999	December 2017
Federico Braun	Director	February 4, 1950	Businessman	September 1999	December 2016
Antonio R. Garcés	Director	May 30, 1942	Businessman	April 2012	December 2017
Enrique Martin	Director	October 19, 1945	Businessman	April 2006	December 2017
Luis O. Oddone	Director	May 11, 1938	Businessman	April 2005	December 2015
Silvestre Vila Moret	Director	April 26, 1971	Businessman	June 2002	December 2016
Juan Miguel Cuattromo	Director	January 13, 1983	Economist	April 2013	December 2015
María Ofelia Hordeñana de Escasany	Alternate Director	December 30, 1920	Businesswoman	April 2000	December 2016
Sergio Grinenco	Alternate Director	May 26, 1948	Banker	April 2003	December 2017
Alejandro Rojas Lagarde	Alternate Director	July 17, 1937	Lawyer	April 2000	December 2017
Augusto Rodolfo Zapiola Macnab	Alternate Director	June 27, 1947	Economist	April 2015	December 2017

The following is a summary of the biographies of the members of our Board of Directors:

Eduardo J. Escasany: Mr. Escasany obtained a degree in economics at the Universidad Católica Argentina. He was associated with Banco Galicia from 1973 to 2002. He was appointed to Banco Galicia’s board of directors in 1975. In 1979, he was elected as the vice chairman and from 1989 to March 21, 2002 he was the chairman of Banco Galicia’s board of directors and its chief executive officer. He was elected as the vice chairman of the Argentine Bankers Association from 1989 to 1993 and the chairman of such association from 1993 to 2002. He was chairman of the Board of Directors from April 2002 to June 2002. In April 2005, he was re-elected as member of the Board of Directors and appointed as chairman in 2010. He is also a lifetime trustee and vice chairman of the Fundación Banco de Galicia y Buenos Aires. He is the chairman of Helena Emprendimientos Inmobiliarios S.A. and regular director in Sociedad Argentina de Energía S.A. and at RMPE Asociados S.A. and an alternate director in RPE Distribución S.A. Mr. Escasany is Mrs. María Ofelia Hordeñana de Escasany’s son and Mr. Silvestre Vila Moret’s uncle.

Pablo Gutierrez: Mr. Gutierrez obtained a degree in business administration at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1985, where he served in different positions. In April 2005, he was appointed to the board of directors of Banco Galicia. Mr. Gutierrez is chairman of Tarjetas Regionales, vice president of Sudamericana Holding and Tarjetas del Mar S.A., regular director of CFA, Tarjetas Cuyanas S.A., Tarjeta Naranja S.A. and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. He was an alternate director of Grupo Financiero Galicia from April 2003 to April 2010 when he was appointed as vice chairman. In April 2012, he was appointed as the vice chairman of Banco Galicia. Mr. Gutierrez is Mr. Abel Ayerza’s nephew.

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

Federico Braun: Mr. Braun obtained a degree in industrial engineering at the Universidad de Buenos Aires. He was associated with Banco Galicia from 1984 to 2002. Mr. Braun is also the chairman of Patagonia Logística S.A., Campos de la Patagonia S.A., Estancia Anita S.A., Club de Polo Los Pingüinos S.A. and S.A. Importadora y Exportadora de la Patagonia; the vice chairman of Club de Campo Los Pingüinos S.A., Pampa Natural S.A. and Asociación de Supermercados Unidos. He is regular director of Inmobiliaria y Financiera “La Josefina” S.A. and an alternate director of Martseb S.A. He is a member of Asociación Empresaria Argentina and a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. He has been a member of the Board of Directors since September, 1999.

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

C. Enrique Martin: Mr. Martin obtained a degree in law at the Universidad de Buenos Aires. He was a professor at the Universidad de Buenos Aires for more than 20 years and has a post-graduate certificate in international economics from the University of London. He was associated with Banco Galicia from 1977 until 2002 and was responsible for the International Banking Relations Department. Mr. Martin is a senior Advisor to ZEIG S.A. He is also a director of the Argentine-Chilean Chamber of Commerce and an advisor to the Canadian-Argentine Chamber of Commerce. He has been a member of the Board of Directors since April 2006, and in 2012 was appointed as an alternate director of Banco Galicia.

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

Juan Miguel Cuattromo: Mr. Cuattromo obtained a degree and a Master’s degree in economics at the Universidad de Buenos Aires. He also obtained postgraduate degrees from the Institute for Capacity Development (a special agency of the IMF) and from the Escola de Administração Fazendária. Mr. Cuattromo was a professor at the Universidad de Buenos Aires teaching subjects such as macroeconomics, international economy and banks and credits. He has published a wide variety of paper works and won the first prize at the “5th Edition of the Annual Prize on Economics Research” organized by the Argentine Central Bank. Mr. Cuattromo also worked as a consultant at the World Bank and as a special guest of the Economic and Finance Centre for Argentinean Development. Since 2005 he has served within different agencies of the Mininstry of Economy, and in 2012 he was appointed director of the Foreign Analysis Agency where he still serves.

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

Sergio Grinenco: Mr. Grinenco obtained a degree in economics at the Universidad Católica Argentina and a master’s degree in business administration from Babson College in Wellesley, Massachusetts. He has been associated with Banco Galicia since 1977. He was elected as an alternate director of Banco Galicia in September 2001 and as the vice chairman in April 2003, a position he held until 2011. He is an alternate director of Grupo Galicia since April 2003. Mr. Grinenco is also the chairman of CFA, vice chairman of the Asociación de Bancos Argentina, a regular director of Tarjetas Regionales and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. In 2012, he was appointed as the chairman of Banco Galicia.

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

Augusto Rodolfo Zapiola Macnab: Mr. Zapiola Macnab obtained a degree in economics from the Pontificia Universidad Catolica Argentina. He has been associated with Banco Galicia from June 1978 until September 2002. In April 2013, he was elected as an alternate director of Banco Galicia. In April 2015, he was elected as an alternate director on the Board of Directors of Grupo Galicia.

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

Messrs. Sergio Grinenco and Pablo Gutiérrez are also directors of Banco Galicia and Mr. Augusto Rodolfo Zapiola Macnab is also alternate director of Banco Galicia. In addition, some members of our Board of Directors may serve on the board of directors of any subsidiary.

Five of our directors and one of our alternate directors are members of the families that are the controlling shareholders of Grupo Financiero Galicia.

Our Audit Committee

Grupo Financiero Galicia complies with the provisions set forth by the Capital Markets Law and the regulations set forth by the CNV, which require that companies which make a public offering of shares should form an Audit Committee, and develop a charter with regulations for its operation.

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

According to the CNV rules, the Audit Committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposals for the appointment of the independent auditors and the compensation for the Directors, (ii) issuing a report detailing the activities performed according to the CNV requirements, (iii) issuing the Audit Committee’s annual plan and implementing the plan each fiscal year, (iv) evaluating the external auditors’ independence, work plans and performance, (v) evaluating the plans and performance of the internal auditors, (vi) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (vii) following-up on the use of information policies on risk management at Grupo Financiero Galicia’s main subsidiaries, (viii) evaluating the reliability of the financial information to be filed with the CNV and the SEC, (ix) verifying compliance with the applicable conduct rules, and (x) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders. The Audit Committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2014, the Audit Committee held eleven meetings.

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

The following table shows the members of our Supervisory Committee. Each of our syndics was appointed at the ordinary shareholders’ meeting held on April 29, 2015. Terms expire when the annual shareholders’ meeting takes place or as set forth below.

Name	Position	Principal Occupation	Current Term Ends
Norberto Corizzo	Syndic	Accountant	December 2015
Luis A. Díaz	Syndic	Accountant	December 2015
Enrique M. Garda Olaciregui	Syndic	Lawyer	December 2015
Miguel Armando	Alternate Syndic	Lawyer	December 2015
Fernando Noetinger	Alternate Syndic	Lawyer	December 2015
Horacio Tedín	Alternate Syndic	Lawyer	December 2015

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

Luis Díaz: Mr. Díaz obtained a degree in national public accounting at the Universidad de Buenos Aires. He has provided services to Banco Galicia since 1965, and was elected as a syndic of Banco Galicia and Grupo Financiero Galicia at the shareholders’ meetings held on April 28, 2009. Additionally, he is a syndic of Tarjetas del Mar, CFA, Galicia Valores, Galicia Warrants, CFA and of other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

Enrique M. Garda Olaciregui: Mr. Garda Olaciregui obtained a degree in law at the Universidad del Salvador. He has a master in Finances at Universidad del CEMA and a degree in Corporate Law at Universidad Austral. He has been associated with Banco Galicia since 1970. He served as legal advisor to Banco Galicia between September 2001 and April 2003. He has provided services as a Secretary Director between April 2003 and April 2010, when he was designated as regular syndic of Banco Galicia. Additionally, he is a regular syndic at Tarjetas Regionales, CFA, Galicia Seguros, Galicia Valores, Galicia Warrants, Sudamericana and other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

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

Fernando Noetinger: Mr. Noetinger obtained a degree in law at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1987. Mr. Noetinger is also chairman of Arnoar S.A., and an alternate syndic of EBA Holding S.A., Electrigal S.A., Tarjetas del Mar, Tarjetas Regionales, Galicia Warrants, Galicia Valores, Banco Galicia, Galicia Retiro Compañía de Seguros S.A., Galicia Seguros, Sudamericana Holding and Net Investment, among others.

Horacio Tedín: Mr. Tedín obtained a degree in law at the Universidad de Buenos Aires. In 1981 he founded his own law firm, which has actively worked for Banco Galicia and other big corporate clients. Mr. Tedín has been an alternate syndic of Grupo Financiero Galicia since 2006. He is also a syndic of Teruel Mandataria S.A. and Electrigal S.A. and an alternate syndic of EBA Holding S.A., CFA, among others.

Compensation of Our Directors

Compensation for the members of the Board of Directors is considered by the shareholders at the shareholders’ meeting once the fiscal year has ended. Directors are paid an annual fee based on the functions they carry out and they may receive partial advance payments during the year. We do not pay fees to the members of our Board of Directors who are also members of the board of directors of Banco Galicia. At the ordinary shareholders’ meeting held on April 29, 2015 the compensation for the Board of Directors was set at Ps.1,036,000 for the fiscal year ending on December 31, 2014. For a description of the amounts to be paid to the board of directors of Banco Galicia, see “-Compensation of Banco Galicia’s Directors and Officers” below.

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

Our CEO is Mr. Pedro Alberto Richards, who was born on November 14, 1952 and obtained a degree in economics from the Universidad Católica Argentina. He holds a Master of Science in Management from the Sloan School of Management at the Massachusetts Institute of Technology. He was director of the National Development Bank (BANADE). He has been associated with Banco Galicia since 1990. He was member of the board of directors of Galicia Capital Markets S.A. between 1992 and 1994 and vice chairman of Net Investment between September 2001 and May 2007. Since August 2000, he served as Grupo Financiero Galicia’s managing director and from 2010 as our CEO. Mr. Richards is also chairman of Galicia Warrants and Net Investment, and director of Sudamericana, CFA and Galicia Administradora de Fondos S.A. Mr. Richards was alternate director of Grupo Financiero Galicia from April 2003 until April 2005, when he was appointed as director, position he occupied until April 14, 2010.

Our CFO is Mr. José Luis Gentile, who was born on March 15, 1956 and obtained a degree in national public accounting at the Universidad de Buenos Aires. Mr. Gentile was chairman of GV Mandataria (liquidated), is vice chairman of Marín S.A. and Net Investment, director of Electrigal S.A., Galicia Retiro, Galicia Seguros and Galicia Broker and alternate director of Distrocuyo S.A., Galicia Warrants and Sudamericana.

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

We have established a Disclosure Committee in response to the U.S. Sarbanes-Oxley Act of 2002. The main responsibility of this committee is to review and approve controls over the public disclosure of financial and related information, and other procedures necessary to enable our chief financial officer and chief executive officer to provide their certifications of our annual report that is filed with the SEC. The members are Messrs. Pedro A. Richards, José Luis Gentile, Adrián Enrique Pedemonte and Ms. Mariana Saavedra. In addition, at least one of the members of this committee attends all the meetings of our principal subsidiaries’ disclosure committees.

Board of Directors of Banco Galicia

At the ordinary shareholders’ meeting held on April 29, 2015, the size of Banco Galicia’s board of directors was set at seven members and four alternate directors. The following table sets out the members of Banco Galicia’s board of directors as of April 29, 2015, all of whom are residents of Buenos Aires, Argentina, the position currently held by each of them, their dates of birth, their principal occupations, the dates of their appointment and the year in which their current terms will expire. The business address of the members of the Banco Galicia’s board of directors is Tte. General J. D. Perón 407, (C1038AAI) Buenos Aires, Argentina.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Sergio Grinenco	Chairman of the Board	May 26, 1948	Banker	April 2012	December 2017
Pablo Gutierrez	Vice chairman	December 9, 1959	Banker	April 2012	December 2017
Guillermo J. Pando	Secretary Director	October 23, 1948	Banker	April 2003	December 2017
Luis M. Ribaya	Director	July 17, 1952	Banker	September 2001	December 2016
Raúl H. Seoane	Director	July 18, 1953	Banker	April 2012	December 2016
Pablo M. Garat (1)	Director	January 12, 1953	Lawyer	April 2004	December 2015
Ignacio A. González (1)	Director	April 23, 1944	Accountant	April 2010	December 2015
Enrique García Pinto (2)	Alternate Director	August 10, 1948	—	April 2009	December 2017
Cirilo E. Martin	Alternate Director	October 19, 1945	Lawyer	April 2012	December 2017
Augusto R. Zapiola Macnab	Alternate Director	June 27, 1947	Economist	April 2013	December 2015
Oscar J. Falleroni	Alternate Director	June 19, 1949	Accountant	April 2013	December 2015

(1)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Garat and González are independent and were reelected at the ordinary shareholders’ meeting held on April 15, 2013. Messrs. Garat and González are also independent directors in accordance with the Nasdaq rules.
(2)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Mr. García Pinto is an independent alternate director. He would replace the independent directors in case of vacancy. He is also an independent director in accordance with the Nasdaq rules.

The following are the biographies of the members of the board of directors of Banco Galicia:

Sergio Grinenco: See “-Our Board of Directors”.

Pablo Gutierrez: See “-Our Board of Directors”.

Guillermo Juan Pando: Mr. Pando has been associated with Banco Galicia since 1969. He was first elected as an alternate director of Banco Galicia from September 2001 until June 2002, and in April 2003 he was elected as a director. He is also the chairman of Santiago Salud S.A., vice chairman of Distrocuyo S.A. and Electrigal S.A., an alternate director of CFA, Tarjetas Regionales and Tarjeta Naranja and an alternate trustee of Fundación Banco de Galicia y Buenos Aires.

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

Raúl Héctor Seoane: Mr. Seoane obtained a degree in economics from the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1988. Mr. Seoane was first elected as an alternate director of Banco Galicia from 2005 until December 2011, and in April 2012 was elected as a director. He is also an alternate director of CFA and Tarjetas Regionales and an alternate trustee of Fundación Banco de Galicia y Buenos Aires.

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

Augusto Rodolfo Zapiola Macnab: See “-Our Board of Directors”.

Oscar José Falleroni: Mr. Falleroni was born on June 19, 1949. He obtained a degree in national public accounting at the Universidad de Buenos Aires. He was first elected as an alternate syndic on April 2012, and in April 2013 was elected as an alternate director.

Functions of the Board of Directors of Banco Galicia

Banco Galicia’s board of directors may consist of three to nine permanent members. In addition, there can be one or more alternate directors who can act during the temporary or permanent absence of a director. As of the date of this annual report, five directors and three alternate directors were engaged on a full time basis in the day-to-day operations of Banco Galicia. Messrs. García Pinto, Garat and González are not employees of Banco Galicia.

Banco Galicia’s board of directors meets formally twice each week and informally on a daily basis, is in charge of Banco Galicia’s general management and makes all the necessary decisions. Members of Banco Galicia’s board of directors serve on the following committees:

Financial Committee: This committee is composed of two directors, the CEO of Banco Galicia, the managers of the Risk Management and Financial Divisions, the managers of the Capital Markets and Financial Transactions Departments, the CEO and Financial manager of Tarjetas Regionales and the Financial manager of CFA. This committee may also call officers and managers from Banco Galicia, Tarjetas Regionales and CFA, whenever it may deem such action necessary. The committee is in charge of analyzing the financial evolution and funding needs of retail credit companies. It is also responsible of analyzing the portfolio and liquidity evolution, in addition to evaluate funding alternatives. This committee meets at least once every two months. Its resolutions are summarized in writing.

Risk Management Committee: This committee is composed of five directors, the CEO, the managers of the Planning and the Risk Management Divisions and the Internal Audit Department manager. This committee is in charge of approving risk management strategies, policies, processes and procedures and the contingency plans thereof. It is also responsible for setting specific limits for the exposure to each risk and approving, when applicable, temporary excesses over such limits as well as being informed of each risk position and compliance with policies. This committee meets at least once every two months. Its resolutions are summarized in writing.

Credit Committee: This committee is composed of seven directors, the CEO and the managers of the Credit and Risk Management Divisions. The managers of the Wholesale Banking, Retail Banking and Financial Divisions must attend the meetings if the bank account pending approval by this committee corresponds to any of the above-mentioned divisions. This committee meets at least once every week. It is in charge of granting loans for amounts higher than Ps.90 million and all loans to financial institutions (local or international) and related parties. Approved operations are recorded in signed and dated documents.

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

Audit Committee: In accordance with the requirements set forth by the Argentine Central Bank regulations, Banco Galicia has an Audit Committee composed of two directors and the Internal Audit Department manager. In addition, in its capacity as a publicly listed company (in Argentina), Banco Galicia must comply with the transparency regime for public companies set forth by the Capital Markets Law and by the rules established by the CNV (N.T. 2013) and supplementary regulations. In compliance with the CNV regulations, the Audit Committee is made up of three directors, two of which are independent directors.

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

Disclosure Committee: This Committee was created to comply with the provisions of the U.S. Sarbanes-Oxley Act. It is composed of five directors (two of them are independent directors), the CEO, the manager in charge of the Planning Division, the Internal Audit Department manager, and the managers of the Accounting Department, the Assets and Liabilities Management Department, the Investor Relations Department and the Legal Advisory Services Department and Risk Management. The syndics can be invited to attend any meeting called by this committee. A member of this committee that was created for the same purpose by Grupo Financiero Galicia also attends the meetings held by this committee. Likewise, this committee may call officers from Banco Galicia’s different divisions whenever it may deem necessary. This committee will meet every three months or as long as there exist issues that require to be considered. Its resolutions are summarized in writing.

Human Resources Committee: This committee is in charge of the appointment and assignment, transfer, rotation, development, headcount and compensation of the personnel included in salary levels 9 and above. It is composed of two directors, the CEO and the Organizational Development and Human Resources Division manager. It is also in charge of the evaluation and approval of policies that Banco Galicia’s board of directors adopts regarding staffs incentives. This committee meets every six months or whenever there are issues that require consideration. Its resolutions are summarized in writing.

Asset and Liabilities Committee (ALCO): This committee is in charge of analyzing the evolution of Banco Galicia’s business from a financial point of view, in regard to fund raising and different assets placement. It is also in charge of the follow-up and control of liquidity, interest rate and currency mismatches. This committee is in charge of analyzing and making recommendations to the business divisions in connection with the management of interest rate, currency and maturity mismatches, with the goal of maximizing financial and foreign-exchange results within acceptable parameters of risk and capital use. This Committee is also responsible for suggesting changes to these parameters, if necessary, to Banco Galicia’s board of directors. Five directors, the CEO, the Retail Banking Division manager, the Wholesale Banking Division manager, the Financial Division manager, the Risk Management Division manager and the Planning Division manager are members of this committee. This committee meets at least once a month. Its resolutions are summarized in writing and signed by two of its members.

Planning and Management Control Committee: This committee is composed of five directors, the CEO, the Risk Management Division manager, the Planning Division manager and the Internal Audit Department manager. The syndics can be invited to attend any meeting called by this committee. This committee is in charge of the analysis, definition and follow-up of the consolidated balance sheet and income statement. Its also in charge of the approval, with the participation of the Human Resources Manager, of the compliance indexes that will be used in the staff evaluation process and in the budget for annual incentives. This committee meets at least once every month. Quarterly budgetary follow-up by division must be made in meetings, in which three directors, the CEO, the Planning Division manager and those managers who are called upon may attend. Its resolutions are summarized in writing and signed by two of the above-mentioned officers.

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

Retail Banking Division: This division is responsible for designing, planning and implementing the vision, strategies, policies and goals for the Retail Banking Division’s businesses and for each customer segment and distribution channel. It is also in charge of the definition and control of this division’s business goals. The following departments report to this division: Private Banking, Retail Banking Segments, Products and Publicity, Branches and the Operating Supervision of Branches and Planning.

Wholesale Banking Division: This division is responsible for designing, planning and implementing the vision, strategies, policies and goals for the Wholesale Banking Division’s businesses and for each customer segment (corporate, small and medium-sized companies, agriculture and livestock companies and public-sector companies) and products. It is also in charge of the definition and control of this division’s business goals. The following departments report to this division: Agriculture and Livestock Sector, Corporate, small and medium-sized companies, Public Sector, Wholesale Products and Marketing, Capital Markets and Investment Banking, Agribusiness Segments and Wholesale Business Analysis and Planning.

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

Risk Management Division: This division is responsible for monitoring and actively managing the various risks faced by Banco Galicia (credit, financial and operational) and its subsidiaries. These responsibilities include making sure the board of directors is aware of the risks it is exposed to, designing and proposing policies and procedures for its control and administration of the process that will be used to evaluate the relation between available resources and needed resources all in order to maintain an acceptable risk profile. The following departments report to this division: Credit Risk and Insurance, Financial Risk, Operational Risk, Information and Risk Analysis and Development and Management of Models.

Credit Division: This division is responsible for developing and proposing the strategies for credit and credit-granting policies, as well as managing and monitoring credit origination processes, follow-up and control thereof, and the recovery of past-due loans. This aims at ensuring the quality of the loan portfolio, cost and time efficiency, and recovery optimization, thus minimizing loan losses and optimizing efficiency in processes and business credit granting. The following departments report to this division: Credit Analysis, Corporate Credit, Consumer Credit, Customer Credit Recovery, Portfolio Recovery, Information and Management of the Credit Division.

Comprehensive Corporate Services Division: This division is responsible for designing, planning and implementing the strategies and policies for the IT, Organization, Operations, Purchase of Goods and Services and Infrastructure divisions, and the maintenance thereof. It is as well in charge of Banco Galicia’s physical and information safety, with the purpose of ensuring and maintaining the logistic support for its operations and activities. The following departments report to this division: Operations, IT, Organization, Engineering and Maintenance, Security, Management Control and Information Security.

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

Planning: This division is responsible for planning and controlling budget, accounting and tax activities. The following departments report to this division: Accounting, Tax Advisory, Planning and Management Control, Efficiency Control, Research and Consolidation and Analysis.

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

Anti-money Laundering Unit: This unit is responsible for monitoring and controlling the fulfillment of policies established by Banco Galicia’s board of directors and for monitoring and detecting unusual possible operations to assure compliance with the Control and Prevention of Money Laundering regulations.

Compliance Division: This division is responsible for monitoring compliance with applicable regulations and internal policies and coordinating tasks in order to avoid sanctions and to avoid suffering financial or reputation losses.

The following are the biographies of Banco Galicia’s senior executive officers mentioned above and not provided in the sections “-Board of Directors of Banco Galicia” or “-Our Board of Directors” above.

Fabián Enrique Kon: Mr. Kon was born on September 25, 1958. He obtained a degree in national public accounting at the Universidad de Buenos Aires. He worked at Pistrelli, Diaz y Asociados, Accenture, Exolgan Container Terminal and Tradecom, in managerial positions. From 2006 to February 2014, he was Galicia Seguros’ CEO and in March 2014, he was appointed Banco Galicia´s retail banking manager. Mr. Kon is also an alternate director of Net Investment and Tarjetas del Mar S.A.

Juan H. Sarquís: Mr. Sarquís was born on June 23, 1957. He obtained a degree in economics at the Pontificia Universidad Católica Argentina. He has been associated with Banco Galicia since 1982. Mr. Sarquis is the vice chairman of Galicia Warrants, a director of Sudamericana Holding and Galicia Cayman S.A., an alternate director of Tarjetas Regionales, and Tarjetas Cuyanas.

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

Rafael Pablo Bergés: Mr. Bergés was born on September 10, 1963. He obtained de degree in industrial engineering. He has been associated with Banco Galicia since August 2010. Prior to such time, he worked at Techint and at a several multinational companies in managerial positions. From 1998 to 2009 he was vice president in the Human Resources Division of Grupo Telefónica.

Bruno Folino: Mr. Folino was born on February 23, 1966. He has an accounting degree from the Universidad de Buenos Aires. He completed a post-graduate degree in Tax & Legal at the Universidad Austral and Master in Science of Management Sloan at GSB Stanford University. He started his career in Price Waterhouse & Co at the Auditing Department, and later, at the Tax & Legal department. He has been associated with Banco Galicia since 1997 as Tax Manager and Planning Manager. In 2012 he was appointed Planning Manager and was appointed Director of Tarjetas Regionales at the meeting held on April 9, 2015.

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

The table below shows the composition of Banco Galicia’s Supervisory Committee as they were re-elected by the annual shareholders’ meeting held on April 29, 2015.

Name	Year of Appointment	Position	Principal Occupation	Current Term Ends
Enrique M. Garda Olaciregui	2015	Syndic	Lawyer	December 31, 2015
Norberto D. Corizzo	2015	Syndic	Accountant	December 31, 2015
Luis A. Díaz	2015	Syndic	Accountant	December 31, 2015
Fernando Noetinger	2015	Alternate Syndic	Lawyer	December 31, 2015
Miguel N. Armando	2015	Alternate Syndic	Lawyer	December 31, 2015
Horacio Tedín	2015	Alternate Syndic	Lawyer	December 31, 2015

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

For fiscal year 2014, Banco Galicia’s ordinary shareholders’ meeting held on April 29, 2015, approved compensation for the independent directors in the total amount of Ps.1.5 million.

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

Employees

The following table shows the composition of our staff:

	As of December 31,
	2014	2013	2012
Grupo Financiero Galicia S.A.	6	12	13
Banco de Galicia y Buenos Aires S.A.	5,374	5,487	5.734
Branches	2,514	2,781	2,782
Head Office	2,860	2,706	2,952
Galicia Uruguay	2	2	5
Regional Credit Card Companies	5,232	5,669	6,098
CFA(*)	1,112	1,170	1,233
Sudamericana Consolidated	242	224	193
Other Subsidiaries	44	39	40

Total	12,012	12,603	13,316

(*)	Includes Cobranzas y Servicios S.A.

Within the current legal framework, membership in an employee union is voluntary and there is only one union of bank employees with national representation. As of December 31, 2014, approximately 28% of Banco Galicia’s employees were affiliated with the national bank employee union. As of December 31, 2014, approximately 95.8% of the Regional Credit Card Companies’ work force was party to the merchant union’s Collective Bargaining Agreement No. 130/75 applicable to trade employees, 4.5% of which were members of a labor union and 0.03% of which were labor union representatives. As of December 31, 2014, approximately 8.8% of CFA’s employees were affiliated to the merchant union. Usually during the first four months of the year, the bank employee union and the national commerce employee union renegotiate their respective collective labor agreements in order to establish new minimum wages. As a result of such negotiations, salary increases are granted. Banco Galicia has not experienced a strike by its employees since 1973 and the Regional Credit Card Companies and CFA have never experienced any strike event. We believe that our relationship with our employees has developed within normal and satisfactory parameters.

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

Share Ownership

For information on the share ownership of our directors and executive officers as of December 31, 2014, see Item 7. “Major Shareholders and Related Party Transactions-Major Shareholders”.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

As of March 31, 2015, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of March 31, 2015, we had 1,300,264,597 shares outstanding composed of 281,221,650 class A shares and 1,019,042,947 class B shares.

Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación. As of March 31, 2015, the controlling shareholders owned 100% of our class A shares through EBA Holding (representing 21.6% of our total outstanding shares) and 11.6% of our class B shares (or 9.1% of our total outstanding shares), therefore directly and indirectly owning 30.7% of our shares and 62.9% of total votes.

Based on information that is available to us, the table below sets forth, as of March 31, 2015, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.

Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
EBA Holding S.A.	281,221,650 class A shares	100	58.0

Class B Shares

Name	Class B Shares	% of Class B Shares	% of Total Votes
The Bank of New York Mellon (1)	416,741,475 class B shares	40.9	17.2
ANSES	264,221,559 class B shares	25.9	10.9
EBA Holding Shareholders (2)	118,234,308 class B shares	11.6	4.9

(1)	Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York is 101 Barclay Street, New York 10286, and the country of organization is the United States.
(2)	No member holds more than 2.0% of the capital stock. Such holding includes 30,056,360 shares in the form of ADSs

Based on information that is available to us, the table below sets forth, as of March 31, 2015, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

Name	Shares	% of Shares	% of Total Votes
The Bank of New York Mellon	416,741,475 class B shares	32.1	17.2
EBA Holding S.A	281,221,650 class A shares	21.6	58.0
ANSES	264,221,559 class B shares	20.3	10.9
EBA Holding Shareholders	118,234,308 class B shares	9.1	4.9

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

As of December 31, 2014, we had 68 identified United States record shareholders (not considering The Bank of New York), of which 15 held our class B shares and 53 held our ADSs. Such United States holders, in the aggregate, held approximately 139 million of our class B shares, representing approximately 11% of our total outstanding capital stock as of such date.

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

The following table presents the aggregate amounts of total financial exposure of Banco Galicia to related parties, the number of recipients, the average amounts and the single largest exposures as of the end of the three fiscal years ended December 31, 2014 and as of February 28, 2015, the last date for which information is available.

	February 28, 2015		December 31, 2014		December 31, 2013		December 31, 2012
	In millions of Pesos, except as noted
Aggregate Total Financial Exposure	Ps.	427	Ps.	394	Ps.	314	Ps.	222
Number of Recipient Related Parties		363		359		320		232
Individuals		303		300		262		175
Companies		60		59		58		57
Average Total Financial Exposure	Ps.	1	Ps.	1	Ps.	1	Ps.	1
Single Largest Exposure	Ps.	94	Ps.	50	Ps.	58	Ps.	33

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

Banco Galicia and Grupo Financiero Galicia have executed a trademark license agreement under which Banco Galicia has authorized Grupo Financiero Galicia to use the word “Galicia” in our corporate name and has authorized our direct or indirect subsidiaries, other than those of Banco Galicia, to use in their corporate names Banco Galicia’s registered trademarks, including the word “Galicia”, in marketing their products and services. The trademark license agreement has a 10-year term until July 1, 2010, at which point it becomes automatically renewable every two years. This agreement provides for the payment of an annual royalty, which in 2014 amounted to Ps.0.5 million.

Following the 100% acquisition of the shares of Banco Galicia, in June 2014, the Board of Directors of Grupo Financiero Galicia accepted an offer made by Banco Galicia to renew the trademark license agreement gratuitously and for an indefinite period of time.

In June 2011, Banco Galicia entered into an agreement with Galicia Seguros, a company indirectly controlled by Grupo Financiero Galicia, pursuant to which the Bank can offer insurance products on behalf of Galicia Seguros. In addition, they entered into an agreement for a one-year period by which Galicia Seguros insures the Bank for the balances of certain loans in the case of death of its clients. On July 30, 2014, Banco Galicia renewed both agreements with Galicia Seguros, for an additional year, with automatic deferral. Such agreements were considered to be “related party transactions” pursuant to Section 72 of the Capital Markets Law.

On February 29, 2012, Tarjetas Regionales granted Grupo Financiero Galicia a credit line for US$3 million with a term of 120 days, of which US$2 million has been used. The related interest amounts were repaid at the initial maturity, but the principal amount was extended for a new period of 180 days with a 10% fixed nominal annual interest rate. Such principal amount, together with the corresponding interest, was repaid in October 2012 (US$1 million), December 2012 (US$0.5 million) and January 2013 (US$0.6 million).

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

Furthermore, the board of directors of Banco Galicia, during its meeting held on March 11, 2015, decided to grant a checking account overdraft in favor of Grupo Financiero Galicia for up to Ps.230 million with a maturity date of June 30, 2016

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

Regarding the assessment of tax collection authorities from the Autonomous City of Buenos Aires, within the framework of the legal actions brought by Banco Galicia with the purpose of challenging the assessment of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the Court ordered the AGIP (Governmental Public Revenue Authority) to refrain from starting tax enforcement proceedings or otherwise requesting precautionary measures for such purpose until a final judgment is issued. The proceedings are currently pending a decision by the Argentine Federal Court of Appeals in Administrative Matters with regard to the appeal filed by Banco de Galicia against the decision issued on the core issue by the Court of First Instance in November 2013. In any case, it is worth noting the decision issued by the federal prosecutor of the Court of Appeals was favorable to Banco de Galicia.

With regard to the Autonomous City of Buenos Aires’ claims on account of other items, Banco Galicia adhered to the System for the Settlement of Tax Liabilities in Arrears (Law No. 3,461 and the related regulations), which contemplated the total relief of interest and fines. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities. In connection with the assessments made by tax collection authorities from the Province of Buenos Aires, under the framework of some of the processes under discussion at the Provincial Tax Court, at this stage of proceedings the decision issued was: (i) unfavorable to Banco Galicia’s request regarding the items not related to the Compensatory Bond, and (ii) favorable with regard to the non-taxability thereof. Therefore, Banco Galicia adhered to the System for the Regularization of Tax Debts (Regulatory Decision No. 12 and related decisions), which contemplated discounts on the amounts not related to the Compensatory Bond. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities. In turn, the authorities from the Province of Buenos Aires objected to the judgment rendered by the Provincial Tax Court with regard to the Compensatory Bond, and requested the Court of Appeals in Administrative Matters of La Plata to set such decision aside. Banco Galicia entered an appearance and filed a motion for lack of jurisdiction, since it believes only the Argentine Supreme Court of Justice has jurisdiction to issue a decision on such matter. On April 15, 2014, the aforementioned court sustained the motion for lack of jurisdiction and ordered the proceedings to be filed. The authorities from the Province of Buenos Aires filed an appeal before the Supreme Court of Justice of the Province of Buenos Aires, which has not issued a decision to date.

Furthermore, regarding the claims made by the different jurisdictions, Banco Galicia has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings.

These proceedings and their possible effects are constantly being monitored by the Bank’s management. Even though Banco Galicia considers it has complied with its tax liabilities in full pursuant to current regulations, provisions deemed adequate for each proceeding have been established.

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco Galicia in connection with the collection of certain financial charges.

The Bank does not believe that the resolution of these controversies will have a significant impact on its financial condition.

Regional Credit Card Companies

As of the date of this annual report, the AFIP, Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in different degrees of completion, at the companies controlled by Tarjetas Regionales S.A. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.’s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totaled Ps.18 million approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

Tarjeta Naranja reached an agreement with the Consumer and User Protection Association of Argentina (Asociación de Defensa de los Consumidores y Usuarios de la Argentina-“ADECUA”) on certain aspects related to amounts collected on account of life insurance on debt balances. This agreement was judicially approved. The court that hears the case later decided that the company should make additional reimbursements with regard to the aforementioned items. Tarjeta Naranja filed an appeal against this decision before the Court of Appeals, since the company considered it had carried out all the transactions in due time and manner.

In May 2014, Tarjeta Naranja was notified of the judgment that orders it to reimburse part of what has already been collected on account of life insurance on debt balances. In turn, ADECUA filed an extraordinary appeal before the Argentine Court of Appeals.

In November 2014, ADECUA abandoned the proceedings; thus the decision issued by the Court of Appeals was final. Therefore, Tarjeta Naranja complied with what was ordered by the judge and later confirmed by the Court of Appeals, crediting the corresponding amounts to customers’ accounts and transferring the amounts to be reimbursed to former customers to Banco de la Nación Argentina. In December 2014, Tarjeta Naranja evidenced compliance with the decision in the proceedings. The Court received the documents and is giving notice of compliance with the judgment to the Prosecutor’s Office and ADECUA.

At the date of these annual report, and having the corresponding payments been made, the provision of Ps.20 million duly set up by Tarjeta Naranja has been applied.

Regarding certain provisions settled by Communication “A” 5689 of the Argentine Central Bank, see Note 12 to our financial statements included in this annual report.

Compañía Financiera Argentina

The AFIP conducted audits on fiscal years 1998 and 1999, not accepting certain uncollectible loans to be recorded as uncollectible receivables deductible from income tax and minimum presumed income tax. The original amount claimed for taxes by the tax collection authorities totaled approximately Ps.2 million.

In July 2013, the Federal Tax Court notified the judgment sustaining the appeal filed by the company. Tax collection authorities later filed an appeal against the aforementioned judgment, which was answered by the company in December 2013. In May 2014, the Argentine Federal Court of Appeals in Administrative Matters rejected the appeal filed by the AFIP, thus confirming the judgment issued by the Federal Tax Court, which was favorable to Compañía Financiera Argentina S.A. In June 2014, the AFIP filed an appeal before the Argentine Supreme Court of Justice.

Based on the information available at the date of this annual report, CFA believes that the decision to be issued by the Argentine Supreme Court of Justice will not differ from the judgments issued by the other courts that heard the case.

Notwithstanding the foregoing, CFA has established the provisions deemed adequate for the proceeding.

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

During the shareholders’ meeting held on April 27, 2011, our shareholders approved the payment of dividends in cash corresponding to fiscal year 2010, in the amount of Ps.25 million. After the end of fiscal year 2011, the Argentine Central Bank modified its regulations governing the minimum capital requirements and dividend distribution and, consequently, Banco Galicia has not paid dividends to date. However, Grupo Financiero Galicia paid a cash dividend corresponding to fiscal year 2012 in the amount of Ps.24 million, equivalent to Ps.0.0196 per share and, for fiscal year 2013, Ps.39 million, equivalent to Ps.0.0297 per share, subject to the deduction, when applicable, of the personal assets tax and the 10% withhold for income tax.

Due to the fact that most of the profits for fiscal year 2014 correspond to income by holdings and just a fraction corresponds to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations’ Law, and taking as well into consideration Grupo Financiero Galicia’s financial condition, during the shareholders’ meeting held on April 29, 2015 a payment of dividends in cash was approved in an amount of Ps.100 million, which represents 7.6907% with regard to 1,300,264,597 class A and B ordinary shares with a face value of Ps.1 each.

Pursuant to the section incorporated by Act No. 25,585 after Section 25 of Act No. 23,966, Grupo Financiero Galicia will receive the reimbursement of withholding taxes related to taxes paid on behalf of the shareholders subject to tax on personal assets as of December 31, 2014. Additionally, pursuant to Section 4 of Act No. 26,893, the Company will withhold 10% for income tax from those shareholders subject to such tax.

Banco Galicia

At the close of the fiscal year ended December 31, 2014, Banco Galicia’s capital, non-capitalized contributions, profit reserves, adjustments to shareholders’ equity and retained earnings (not including the fiscal year’s net income) totaled Ps.6,741 million.

Banco Galicia’s net income for fiscal year 2014 amounted to Ps.3,158 million. Taking into consideration the Argentine Central Bank rules regarding the distribution of profits, as explained above, Banco Galicia’s board of directors proposed at the shareholders’ meeting held on April 29, 2015, and such shareholders approved, the allocation of Ps.632 million to legal reserve and Ps.2,527 million to discretionary reserve for the future distribution of profits.

Regional Credit Card Companies

During the ordinary and extraordinary shareholders’ meeting held on April 11, 2014, the shareholders decided to pay a cash dividend corresponding to fiscal year 2013 in the amount of Ps.130 million.

Sudamericana Holding

On August 25, 2014, Sudamericana held an extraordinary shareholders’ meeting, at which shareholders approved the payment of cash dividends in the amount of Ps.135.0 million.

Significant Changes

Grupo Financiero Galicia

On February 23, 2015, Grupo Financiero Galicia received dividends for Ps.48 million from Galicia Administradora de Fondos, a subsidiary that was acquired during fiscal year 2014.

Tarjetas Regionales

On January 22, 2015, Tarjeta Naranja, a subsidiary of Tarjetas Regionales, issued its Class XXVIII notes in two series, for an aggregate principal amount of Ps.316 million with the following terms and conditions: (i) Ps.187 million of Series I notes, due in October 2015, with a fixed interest rate of 27.5% payable quarterly and with principal that amortizes in full on the maturity date, and (ii) Ps.129 million of Series II notes, due in October 2017, with a variable interest rate equal to Badlar plus 4.5% payable quarterly and with principal that amortizes in quarterly installments in July and October 2016 and in January 2017.

On January 28, 2015 Tarjeta Naranja cancelled the first principal installment of its Class XIII notes for US$67 million together with accrued interest.

During January 2015, the board of directors of Tarjetas Cuyanas, a subsidiary of Tarjetas Regionales, approved the issuance of its Class XIX notes to be issued in two series: i) Series I notes for a nominal amount of Ps.80 million, principal amortizes in full 270 days after the issuance date, fixed interest rate, payable quarterly, and ii) Series II notes for a nominal amount of Ps.80 million, principal amortizes in full 24 months after the issuance date, variable interest rate Badlar plus margin, payable quarterly.

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

Grupo Financiero Galicia - Class B Shares - Buenos Aires Stock Exchange (in Pesos)

	High	Low	Average Daily Volume (in thousands of Class B shares)
Calendar Year
2010	6.69	1.84	2,341
2011	6.69	2.75	8,549
2012	4.51	2.72	2,153
2013	10.95	3.86	1,646
2014	21.40	8.30	1,229

Two Most Recent Fiscal Years
2013
First Quarter	5.07	4.09	1,415
Second Quarter	5.48	3.86	1,322
Third Quarter	8.86	4.00	2,024
Fourth Quarter	10.95	8.17	1,786
2014
First Quarter	12.35	8.30	1,098
Second Quarter	16.35	12.07	1,414
Third Quarter	21.30	13.75	1,401
Fourth Quarter	21.40	14.90	985
2015
First Quarter	31.40	17.60	904

Most Recent Six Months
November 2014	20.50	18.10	612
December 2014	19.60	15.65	998
January 2015	21.15	17.60	576
February 2015	25.90	19.80	1,149
March 2015	31.40	24.50	1,028
April 2015 (through April 27, 2015)	28.85	25.75	809

As of April 27, 2015, the closing price of our class B shares was Ps.26.95.

Grupo Financiero Galicia – ADSs - Nasdaq Capital Market (in US$)

	High	Low	Average Daily Volume (in thousands of ADRs)
Calendar Year
2010	16.77	4.72	447
2011	16.52	5.76	327
2012	8.15	4.21	217
2013	13.05	4.96	304
2014	18.50	7.30	553

Two Most Recent Fiscal Years
2013
First Quarter	7.21	5.11	120
Second Quarter	5.96	4.98	71
Third Quarter	9.93	4.96	389
Fourth Quarter	13.05	8.86	624
2014
First Quarter	12.65	7.30	417
Second Quarter	15.33	12.00	632
Third Quarter	18.50	12.18	734
Fourth Quarter	16.66	10.33	424
2015
First Quarter	26.13	14.99	501

Most Recent Six Months
November 2014	16.49	14.27	342
December 2014	16.66	13.81	361
January 2015	17.19	14.99	330
February 2015	22.36	16.34	460
March 2015	26.13	20.59	692
April 2015 (through April 27, 2015)	24.10	21.44	405

As of April 27, 2015, the closing price of our ADSs was US$22.76.

Banco Galicia requested to delist its shares from the Argentine exchange, which quotation was suspended on April 30, 2014. On August 21, 2014, the CNV approved the delisting of Banco Galicia’s shares. Since Banco Galicia’s class B shares will not be traded in an organized market, they lack of liquidity.

The following table present for the periods indicated the high and low closing prices and the average trading volume of Banco Galicia’s class B shares on the BASE as reported by the BASE. The last day Banco Galicia’s class B shares recorded transactions was on April 29, 2014, with a closing price of Ps.23.

Banco Galicia – Class B Shares - Buenos Aires Stock Exchange (in Pesos)

	High	Low	Average Daily Trading Volume (in thousand Class B shares)
Calendar Year
2010	11.91	3.12	3.51
2011	14.40	6.00	1.56
2012	9.62	6.00	3.07
2013	23.00	6.70	5.34
2014	N/A	N/A	N/A

Two Most Recent Fiscal Years
2013
First Quarter	9.20	8.30	2.35
Second Quarter	9.25	7.02	0.82
Third Quarter	16.00	6.70	2.48
Fourth Quarter	23.00	13.15	15.75
2014
First Quarter	22.70	18.35	0.89
Second Quarter	N/A	N/A	N/A
Third Quarter	N/A	N/A	N/A
Fourth Quarter	N/A	N/A	N/A
2015
First Quarter	N/A	N/A	N/A
Most Recent Six Months
November 2014	N/A	N/A	N/A
December 2014	N/A	N/A	N/A
January 2015	N/A	N/A	N/A
February 2015	N/A	N/A	N/A
March 2015	N/A	N/A	N/A
April 2015	N/A	N/A	N/A

Argentine Securities Market

The principal and oldest exchange for the Argentine securities market is the BASE. The BASE started operating in 1854 and handles approximately 95% of all equity trading in Argentina. Securities listed on the BASE include corporate equity and debt securities and government securities. Debt securities listed on the BASE may also be listed on the MAE. The MERVAL, which is affiliated with the BASE, was founded in 1929 and is the largest stock market in Argentina. The MERVAL is a corporation whose 131 shareholder members are the only individuals and entities authorized to trade, either as principal or as agent, in the securities listed on the BASE. Although there are 183 MERVAL shares outstanding, some banks and brokers own more than one share and currently there are 131 members. We are a member of the MERVAL through Galicia Valores, who owns three shares.

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

Although companies may list all of their capital stock on the BASE, in most cases the controlling shareholders retain the majority of a company’s capital stock. This results in only a relatively small percentage of most companies’ stock being available for active trading by the public on the BASE. Even though individuals have historically constituted the largest group of investors in Argentina’s equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine mutual funds, by contrast, continue to have very low participation in the market. Although 101 companies had equity securities listed on the BASE as of December 31, 2014, the 10 most-traded companies on the exchange accounted for approximately 85% of total trading value during 2014. Our shares were the third most-traded shares on the BASE in 2014, with a 12% share of trading volume.

The Córdoba Stock Exchange is another important stock market in Argentina. Securities listed on the Córdoba Stock Exchange include both corporate equity and debt securities and government securities. Through an agreement with the BASE, all the securities listed on the BASE are authorized to be listed and subsequently traded on the Córdoba Stock Exchange. Thus, many transactions that originate on the Córdoba Stock Exchange relate to companies listed on the BASE and such trades are subsequently settled in Buenos Aires.

Market Regulations

The CNV oversees the Argentine securities markets and is responsible for authorizing public offerings of securities and supervising brokers, public companies and mutual funds. Argentine pension funds and insurance companies are regulated by separate Argentine government agencies, while financial institutions are regulated mainly by the Argentine Central Bank. The Argentine securities markets are regulated by the CNV, which was created by Law No. 17,811, as amended.

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

In December 2012, the Argentine Congress passed the Capital Markets Law, which became effective on January 2013, replacing Law No.17,811 and Decree No. 677/01, with the aim of regulating the capital market under the supervision of the CNV and broadening the CNV’s powers. Additionally, the law intends to enhance the growth of local markets, to develop new and simplified negotiating systems and to create new regulation standards for the Argentine stock exchange, markets and other intervenient agents.

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

Outstanding Capital Stock

Our total subscribed and paid-in share capital as of December 31, 2014, amounted to Ps.1,300,264,947, composed of class A shares and class B shares, each with a par value of Ps.1. The following table presents the number of our shares outstanding as of December 31, 2014, and the voting interest that the shares represent.

	As of December 31, 2014
Shares	Number of Shares	% of Capital Stock	% of Voting Rights
Class A Shares	281,221,650	21.63	57.98
Class B Shares	1,019,042,947	78.37	42.02

Total	1,300,264,597	100.00	100.00

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

At each annual shareholders’ meeting, the term of one third of the members of our Board of Directors (no fewer than three directors) expires and their successors are elected to serve for a term of three years. The shareholders’ meeting shall have the power to fix a shorter period (one or two years) for the terms of office of one, several or all the directors. This system of electing directors is intended to help maintain the continuity of the board. Alternate directors replace directors until the following general ordinary shareholders’ meeting is held. Directors may also be replaced by alternate directors if a director will be absent from a board meeting. The board of directors is required to meet at least once every month and anytime any one of the directors or syndics so requests.

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

Redemption or Repurchase

According to the Capital Markets Law, a stock corporation may acquire the shares issued by it, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and those set forth by the CNV. The above-mentioned conditions are: (a) the shares to be acquired shall be fully paid up;

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

United States Taxes

The following is a summary of the principal Argentine and U.S. Federal tax consequences arising from the acquisition, ownership and disposition of our class B shares and ADSs. The summary is based upon Argentine and U.S. Federal tax laws, as well as the regulations in effect as of the date of this annual report. Further, such summary is subject to any subsequent changes in such laws and regulations that may come into effect after such date. Any change could apply retroactively and could affect the continued validity of this summary. The summary which follows does not constitute legal advice or a legal opinion with respect to the transactions that the holders of our class B shares or ADSs may enter into, but rather is only a brief description of certain (and not all) aspects of the Argentine and U.S. federal tax rules related to the acquisition, ownership and disposition of our class B shares and ADSs. In addition, although the following summary is believed to be a reasonable interpretation of the current taxation rules and regulations, we cannot assure you that the applicable authorities or tribunals will agree with all of, or any of, the tax consequences outlined below. Currently, there is no tax treaty between the United States and Argentina.

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of class B shares and ADSs, as their terms are set forth in the documents or the forms thereof, relating to such securities as in existence on the date hereof, but it does not purport to address all the tax considerations that may be relevant to a decision to purchase, own or dispose of class B shares or ADSs. This summary assumes that the class B shares or ADSs will be held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not address tax consequences to all categories of investors, some of which (such as dealers or traders in securities or currencies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, banks, insurance companies, persons that received class B shares or ADSs as compensation for the performance of services, persons owning (or deemed to own for U.S. federal income tax purposes) at least 10% or more (by voting power or value) of our shares, investors whose functional currency is not the Dollar and persons that hold the class B shares or ADSs as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction for U.S. federal income tax purposes) may be subject to special tax rules. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of class B shares or ADSs.

This summary (i) is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof; and (ii) is based in part on representations of the Depository and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of class B shares or ADSs that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or (iv) a trust if such trust validly elects to be treated as a United States person for U.S. Federal income tax purposes or if (a) a United States court can exercise primary supervision over its administration and (b) one or more United States persons have the authority to control all the substantial decisions of such trust. A “Non-U.S. Holder” is a beneficial owner of class B shares or ADSs that is neither a U.S. Holder nor a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes).

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

Taxation of Capital Gains

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” U.S. Holders will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or exchange of such class B shares or ADSs in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in the class B shares or ADSs and the amount realized on their disposition. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate for ordinary income (other than certain dividends) if the U.S. Holder’s holding period in the class B shares or ADSs exceeds one year at the time of the sale or exchange. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as United States source income or loss for U.S. foreign tax credit purposes. Certain limitations apply to the deductibility of capital losses for U.S. federal income tax purposes.

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

Based on certain estimates of its gross income and gross assets, which estimates are inherently imprecise, the nature of its business and relying on the Active Bank Exception, Grupo Financiero Galicia believes that it should not be classified as a PFIC for the taxable year ended December 31, 2014. Grupo Financiero Galicia’s status in future years will depend on its assets and activities in those years. Grupo Financiero Galicia has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that Grupo Financiero Galicia will not be considered a PFIC for any taxable year. If Grupo Financiero Galicia were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to an imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains, as discussed above under “Taxation of Distributions”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.

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

In addition, certain U.S. Holders who are individuals are required to report information relating to an interest in class B shares, subject to certain exceptions (including an exception for class B shares held in accounts maintained by certain financial institutions). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of such information reporting requirements with respect to their ownership and disposition of class B shares.

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

Assuming that distributions from Grupo Financiero Galicia constitute “foreign passthru payments” and that Grupo Financiero Galicia enters into an agreement with the IRS to report the information required by FATCA or, if Argentina has entered in an intergovernmental agreement with the United States (“IGA”)complies with such IGA, then an investor considered to have a “U.S. account” maintained by Grupo Financiero Galicia may be required to provide the information described below or be subject to U.S. withholding tax on any distribution on class B shares or ADSs that is treated as a “foreign passthru payment.” Investors in class B shares or ADSs that are financial institutions, or financial institutions that receive payments on behalf of other persons, and that have not entered into an agreement with the IRS (or otherwise established an exemption from FATCA, including pursuant to an applicable IGA) would also be subject to this U.S. withholding tax.

Generally, under FATCA, a U.S. account is a financial account maintained by a foreign financial institution that is held by one or more specified U.S. persons or U.S.-owned foreign entities. An equity instrument in a financial institution that is regularly traded on an established securities market is not a financial account. Further, a “financial account” does not include an equity instrument in a financial institution, such as Grupo Financiero Galicia, that is not engaged (or holding itself out as engaged) primarily in certain investment activities, unless the value of the equity instrument is determined, directly or indirectly, primarily by reference to assets giving rise to withholdable payments and certain other requirements are met.

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

Material Contracts

Bonds

In connection with Banco Galicia’s issuance on May 4, 2011 of its Class I notes due 2018 in the aggregate principal amount of US$300 million, within its global short-term, medium-term and/or long-term note program, for an outstanding face value at any time of up to US$343 million, or the equivalent amount in other currencies, Banco Galicia entered into an indenture with The Bank of New York Mellon, acting as trustee, pursuant to which such notes were issued. This indenture includes a number of significant covenants, which are subject to important qualifications and exceptions, that, among other things, restrict the ability of (i) Banco Galicia and certain of its subsidiaries to directly or indirectly, create, incur, assume or suffer to exist liens upon its present or future assets to secure any indebtedness and (ii) Banco Galicia to merge, consolidate or amalgamate with or into, or convey or transfer or lease all or substantially all of its properties and assets, whether in one transaction or a series of related transactions.

Regarding Tarjeta Naranja, on January 28, 2011 the company issued its Class XIII notes due 2017 in the aggregate principal amount of US$200 million. During fiscal year 2012, the company issued its Class XVII, Class XVIII and Class XIX notes, for Ps.200 million, Ps.149 million and Ps.165 million, respectively. In fiscal year 2013 Tarjeta Naranja issued an aggregate principal amount of Ps.789 million (Ps.244 million Class XX, Ps.202 million Class XXI, Ps.156 million Class XXII, and Ps.187 million Class XXIII).

In fiscal year 2012 Tarjetas Cuyanas issued its Class VII, Class VIII and Class IX notes in the mount of Ps.150 million, Ps.150 million and Ps.136 million, respectively. During 2013, Tarjetas Cuyanas issued an aggregate principal amount of Ps.429 million (Ps.153 million Class X, Ps.101 million Class XI, Ps.175 million Class XII).

In connection with CFA’s issuances, in 2012 the company issued its Class VI and Class VII notes for a principal amount of Ps.153 million and Ps.162 million, respectively. During 2013 CFA issued an aggregate amount of Ps.550 million (Ps.200 million Class VIII, Ps.200 million Class IX, Ps.150 million Class X).

On August 28, 2012, Grupo Financiero Galicia issued its Class III notes for Ps.78 million, due 2014. On May 8, 2013 Grupo Financiero Galicia issued its Class IV notes in an aggregate principal amount of Ps.220 million.

According to the price supplement of the above mentioned notes, the companies agreed to certain commitments with the holders which include, among others, the inability to merge except in certain circumstances, restrictions on incurring or guaranteeing certain indebtedness and restrictions on asset dispositions.

For a description of the notes issued during fiscal year 2014, see Note 14 to our financial statements.

Loans

In November 2007, the IFC granted Banco Galicia a US$50 million loan utilized, with a tenor of up to 8 years, for the financing of investment projects of small and medium-sized companies mainly active in the agribusiness sector and export oriented. As of December 31, 2014, the principal amount of this facility amounted to US$7 million.

In December 2010, the FMO granted Banco Galicia a US$20 million loan with a 6 year term. The purpose of these facilities is to fund long-term loans to small and medium-sized companies. In December 2011, Proparco granted Banco Galicia a US$20 million loan with a 6 year term for the financing of investment projects of export oriented small and medium-sized companies mainly active in the agribusiness sector. As of December 31, 2014, the principal amount of those facilities amounted to US$9 million, and US$7 million, respectively.

Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and its exhibits, may be inspected and printed or copied for a fee at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These materials are also available on the SEC’s website at http://www.sec.gov. Material submitted by us can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006-1506.

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

In compliance with the Argentine Central Bank’s regulations, based on the best practices and international standards, Banco Galicia has a Risk Management Division responsible for identifying, monitoring and actively and integrally managing the different risks Banco Galicia and its subsidiaries are exposed to (credit, financial and operational risks). The aim of the Division is to guarantee Banco Galicia’s board of directors that it is fully aware of the risks Banco Galicia is exposed to. It also creates and proposes the policies and procedures necessary to mitigate and control such risks. The Risk Management Committee, made-up of four members of the board of directors of Banco Galicia, the CEO and the managers of the Risk Management Division, the Planning Division and Internal Audit, is the highest corporate body to which Banco Galicia’s board of directors delegates integral risk management and the executive responsibility to define and enforce risk management policies, procedures and controls. This Committee is also responsible for setting specific limits for the exposure to each risk and approving, when applicable, temporary excesses over such limits as well as being informed of each risk position and compliance with policies.

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

The limit on a potential loss in the “+100 b.p.” scenario with respect to the base scenario was established at 20% of the net financial income for the first year, as defined in the paragraph above. At the end of fiscal year 2014, the negative difference between the net financial income for the first year corresponding to the “+100 b.p.” scenario and that corresponding to the base scenario accounted for 0.1% of the net financial income for the first year.

The tables below show as of December 31, 2014 and December 31, 2013, in absolute and percentage terms, the change in Banco Galicia’s net financial income (“NFI”) of the first year, as compared to the NFI of the “base” scenario corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 b.p. from those in the “base” scenario. Banco Galicia’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Central Bank (Lebac and Nobac).

Net Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2014		As of December 31, 2013
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	15	0.14%	(64)	-0.86%
150	11	0.11%	(48)	-0.64%
100	7	0.07%	(32)	-0.43%
50	3	0.03%	(16)	-0.21%
Static
(50)	9	0.09%	34	0.46%
(100)	19	0.18%	68	0.91%
(150)	28	0.27%	102	1.37%
(200)	38	0.36%	136	1.82%

Net Trading Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2014		As of December 31, 2013
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	170	1.63%	51	0.68%
150	128	1.23%	38	0.51%
100	85	0.82%	25	0.33%
50	43	0.41%	13	0.17%
Static			—	—
(50)	(43)	-0.41%	(13)	-0.17%
(100)	(85)	-0.82%	(25)	-0.33%
(150)	(128)	-1.23%	(38)	-0.51%
(200)	(170)	-1.63%	(51)	-0.68%

Net Non Trading Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2014		As of December 31, 2013
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	(155)	-1.49%	(115)	-1.54%
150	(117)	-1.12%	(86)	-1.15%
100	(78)	-0.75%	(57)	-0.76%
50	(40)	-0.38%	(29)	-0.39%
Static
(50)	52	0.50%	47	0.63%
(100)	104	1.00%	93	1.25%
(150)	156	1.50%	140	1.88%
(200)	208	2.00%	187	2.51%

(1)	Net interest of the first year.

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

The limit on a potential loss in the present value of shareholders’ equity resulting from a 100 b.p. increase in interest rates regarding the base scenario was established at 3% of the RPC. As of the fiscal year-end, a 100 b.p. increase in interest rates (as mentioned in the paragraph above) resulted in a reduction in the present value of Banco Galicia’s shareholders’ equity in comparison to the value calculated for the base scenario, equivalent to -0.7% (minus 0.7%) of the RPC.

The analysis made was based on deterministic methods, which take in consideration only the aforementioned scenario. With the purposes of covering a larger number of scenarios, and therefore, a greater variation range of the pertinent variables, a Balance Sheet Structural Risk Manager is used, which, with stochastic simulations, allows coverage of a wider range of scenarios and generate results for a large variety of analyses.

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

During fiscal year 2014, economic capital continued being estimated systematically within a comprehensive risk management framework in regards to Banco Galicia.

The tables below show as of December 31, 2014 and December 31, 2013, in absolute and percentage terms, the change in Banco Galicia’s RPC versus the RPC of the “base” scenario, corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 b.p. from those in the “base” scenario. Banco Galicia’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Central Bank (Lebac and Nobac).

Net Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2014		As of December 31, 2013
Change in Interest Rates in b.p.	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(137)	-1.34%	(197)	-2.64%
150	(102)	-1.00%	(148)	-1.98%
100	(68)	-0.66%	(99)	-1.33%
50	(34)	-0.33%	(50)	-0.67%
Static
(50)	39	0.38%	56	0.75%
(100)	79	0.77%	113	1.52%
(150)	118	1.15%	169	2.27%
(200)	157	1.53%	226	3.03%

Net Trading Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2014		As of December 31, 2013
Change in Interest Rates in b.p.	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(86)	-0.84%	(10)	-0.13%
150	(65)	-0.63%	(7)	-0.09%
100	(43)	-0.42%	(5)	-0.07%
50	(22)	-0.21%	(2)	-0.03%
Static
(50)	22	0.21%	2	0.03%
(100)	43	0.42%	5	0.07%
(150)	65	0.63%	7	0.09%
(200)	86	0.84%	10	0.13%

Net Non Trading Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2014		As of December 31, 2013
Change in Interest Rates in b.p.	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(51)	-0.50%	(187)	-2.51%
150	(37)	-0.36%	(141)	-1.89%
100	(25)	-0.24%	(94)	-1.26%
50	(12)	-0.12%	(48)	-0.64%
Static
(50)	17	0.17%	54	0.72%
(100)	36	0.35%	108	1.45%
(150)	53	0.52%	162	2.17%
(200)	71	0.69%	216	2.90%

Foreign Exchange Rate Risk

Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and Banco Galicia’s net financial income resulting from the revaluation of Banco Galicia’s assets and liabilities denominated in foreign currency. The impact of variations in the exchange rate on Banco Galicia’s net financial income depends on whether Banco Galicia has a net asset foreign currency position (the amount by which foreign currency denominated assets exceed foreign currency denominated liabilities) or a net liability foreign currency position (the amount by which foreign currency denominated liabilities exceed foreign currency denominated assets). In the first case an increase/decrease in the exchange rate results in a gain/loss, respectively. In the second case, an increase/decrease results in a loss/gain, respectively. Banco Galicia has established limits for its consolidated foreign currency mismatches for the asset and liability positions of 30% and -10% (minus 10%) of Banco Galicia’s RPC, respectively. At the end of the fiscal year, Banco Galicia’s net asset position in foreign currency represented 15%.

As of December 31, 2014, Banco Galicia had a net asset foreign currency position of Ps.1,519 million (equal to US$178 million) after adjusting its on-balance sheet net liability position of Ps.488 million (US$57 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.2,007 million (US$235 million), recorded off-balance sheet.

As of December 31, 2013, Banco Galicia had a net asset foreign currency position of Ps.5,853 million (equal to US$898 million) after adjusting its on-balance sheet net liability position of Ps.902 million (US$138 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.6,755 million (US$1036 million), recorded off-balance sheet.

As of December 31, 2012, Banco Galicia had a net asset foreign currency position of Ps.807 million equivalent to US$164 million, after adjusting its on-balance sheet net liability position of Ps.1,094 million (US$223 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.1,910 million (US$387 million), recorded off-balance sheet

The tables below show the effects of changes in the exchange rate of the Peso vis-à-vis the Dollar on the value of Banco Galicia’s foreign currency net asset position as of December 31, 2014, 2013 and 2012. As of these dates, the breakdown of Banco Galicia’s foreign currency net asset position into trading and non-trading is not presented, as Banco Galicia’s foreign currency trading portfolio was not material.

	Value of Foreign Currency Net Position as of December 31, 2014
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	2,127		608	40
30%	1,975		456	30
20%	1,823		304	20
10%	1,671		152	10
Static	1,519	(2)	—	—
(10)%	1,367		(152)	(10)
(20)%	1,215		(304)	(20)
(30)%	1,063		(456)	(30)
(40)%	911		(608)	(40)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position as of December 31, 2013
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	8,194		2,341	40
30%	7,609		1,756	30
20%	7,024		1,171	20
10%	6,438		585	10
Static	5,853	(2)	—	—
(10)%	5,268		(585)	(10)
(20)%	4,682		(1,171)	(20)
(30)%	4,097		(1,756)	(30)
(40)%	3,512		(2,341)	(40)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position as of December 31, 2012
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	1,130		323	40
30%	1,049		242	30
20%	968		161	20
10%	888		81	10
Static	807	(2)	—	—
(10)%	726		(81)	(10)
(20)%	646		(161)	(20)
(30)%	565		(242)	(30)
(40)%	484		(323)	(40)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

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

The table below shows the composition of Banco Galicia’s shareholders’ equity by currency and type of principal adjustment, that is Banco Galicia’s assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER, as of December 31, 2014.

	As of December 31, 2014
	Assets	Liabilities	Gap
	(In millions of Pesos)
Financial Assets and Liabilities	99,846	91,811	8,035
Pesos - Adjusted by CER	801	11	790
Pesos - Unadjusted	86,233	78,500	7,733
Foreign Currency (1)	12,812	13,500	(488)
Other Assets and Liabilities	6,116	4,251	1,865

Total Gap	105,962	96,062	9,900

Adjusted for Forward Transactions Recorded in Memo Accounts
Financial Assets and Liabilities	99,846	91,811	8,035
Pesos - Adjusted by the CER	801	11	790
Pesos - Unadjusted, Including Shareholders’ Equity (2)	78,013	72,287	5,726
Foreign Currency (1) (2)	21,032	19,513	1,519
Other Assets and Liabilities	6,116	4,251	1,865

Total Adjusted Gap	105,962	96,062	9,900

(1)	In Pesos, at an exchange rate of Ps.8.5520 per US$1.
(2)	Adjusted for forward sales and purchases of foreign exchange, without delivery of underlying assets and recorded in Memorandum Accounts.

As of December 31, 2014, considering the adjustments from forward transactions recorded under memorandum accounts, Banco Galicia had net asset positions in Foreign Currency, and in Pesos Adjusted and Non-adjusted by CER.

The paragraphs below describe the composition of the different currency mismatches as of December 31, 2014.

Peso-denominated Assets and Liabilities Adjusted by CER

At fiscal year-end, the Bank had a net asset position of Ps.790 million, mainly made up of Ps.788 million corresponding to the participation certificate in Galtrust I Financial Trust.

The limit established for the CER-adjusted mismatch is at 100% and at -25% (minus 25%) of the Bank’s RPC for the net asset position and the net liability position, respectively. At fiscal year-end, the asset position in Pesos adjusted by CER accounted for 7.6% of the Bank’s RPC.

Assets and Liabilities Denominated in Foreign Currency

The Bank’s assets denominated in foreign currency were mainly comprised of the following: (i) loans to the non-financial private sector and residents abroad for Ps.2,800 million (principal and interest, net of allowances), (ii) cash and balances held at the Argentine Central Bank and correspondent banks for Ps.8,004 million and (iii) 1,184 million corresponding to holdings of government bonds

The Bank’s liabilities denominated in foreign currency consisted mainly of: (i) deposits for Ps.4,825 million (principal, interest and exchange-rate differences); (ii) Ps.6,452 million of subordinated and unsubordinated notes issued by Banco Galicia and the Regional Credit Card Companies; (iii) debt with international banks and credit agencies for Ps.504 million and (iv) Ps.1,017 million in connection with collections for third parties.

A net asset position of Ps.488 million stems from the consolidated balance sheet. Furthermore, forward transactions in foreign currency without delivery of the underlying asset for a notional value of Ps.2,007 million were recorded in memorandum accounts. Therefore, as of that date, the Bank’s net position in foreign currency adjusted to reflect these transactions was an asset position of Ps.1,519 million, equivalent to US$178 million.

Banco Galicia has set limits as regards foreign-currency mismatches at 30% and -10% (minus 10%) of the Bank’s RPC for its net asset position and its short position, respectively. At the end of the fiscal year, Banco Galicia’s net asset position in foreign currency represented 14.6% of its RPC.

Non-Adjusted Peso-Denominated Assets and Liabilities

The Bank’s non-adjusted Peso-denominated assets were mainly comprised of the following: (i) loans to the non-financial private sector for Ps.63,602 million (principal plus interest, net of allowances); (ii) Ps.7,096 million corresponding to the holdings of securities issued by the Argentine Central Bank; (iii) cash and balances held at the Argentine Central Bank and correspondent banks for Ps.10,232 million (including the balance of escrow accounts); (iv) Ps.1,020 million corresponding to debt securities and participation certificates in various financial trusts and (v) Ps.1,452 million corresponding to holdings of Bonar 2016, Bonar 2017 and Bonar 2019 Bonds.

Banco Galicia’s non-adjusted Peso-denominated liabilities were mainly comprised of the following: (i) deposits for Ps.59,870 million (principal plus interest); (ii) liabilities with stores in connection with Banco Galicia’s credit card activities and the Regional Credit Card Companies for Ps.10,893 million; (iii) Ps.1,086 million in liabilities with local financial institutions (almost all corresponding to the Regional Credit Card Companies) and (iv) Ps.3,304 million corresponding to notes issued by the Regional Credit Card Companies and CFA.

The net asset position in non-adjusted Peso-denominated assets and liabilities was of Ps.5,726 million at fiscal year-end.

Other Assets and Liabilities

In the category “Other Assets and Liabilities”, the assets were mainly comprised of the following: (i) premises and equipment, miscellaneous and intangible assets for Ps.3,696 million, and (ii) miscellaneous receivables for Ps.1,364 million.

Liabilities mainly included Ps.3,085 million recorded under “Miscellaneous Liabilities”, and allowances for other contingencies for Ps.352 million.

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

Banco Galicia’s policy requires that the Risk Management and Treasury Divisions agree on the parameters under which the models work and establishes the maximum losses authorized for securities, foreign-currency, Argentine Central Bank’s debt instruments and derivative products in a fiscal year. Maximum losses were established in:

Currency	Ps.35 million.
Fixed-income instruments	Ps.148 million.
Interest rate derivatives	Ps.10 million.

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

In order to regulate risk exposures in international jurisdictions, limits were established taking into consideration the jurisdiction’s credit rating, the type of transaction and a maximum exposure acceptable for each counterpart.

The Bank defined its policy by setting maximum exposure limits measured as a percentage of its RPC and taking into account if the counterparty is considered investment grade:

Risk		Required Credit Rating		Investment Grade		Not Investment Grade
-	Jurisdictional Risk	-	International Rating Agency	-	No limit	-	Maximum limit: 5%

-	Counterparty Risk	-	International Banking Relations	-	Maximum limit: 15%	-	Maximum limit: 1%

		-	Credit Division	-	The limit is distributed between financial and foreign trade transactions, thus absorbing local counterparty margin	-	Only foreign trade transactions

Overseas Foreign Currency Transfer Risk

With a view towards mitigating the risk resulting from a potential change in domestic laws that may affect overseas foreign currency transfers, in order to meet incurred liabilities, a policy was devised to set a limit for liabilities transferred abroad, as a proportion to total consolidated liabilities. Such ratio was fixed at 15%.

As of the fiscal year ended December 31, 2014, this exposure was 7.7%.

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

The control process also provides for several tools to manage the operational risk.

Self-Risk Assessment

The self-risk assessment is a process to identify and assess existing risks, considering the controls established to manage and mitigate them. The self-assessment is a critical component of the operational risk management framework since the vulnerability of operations and activities at risk can be verified based on this process. Even though an assessment can be quantitative as well qualitative, risk analysts are encouraged to use the quantitative method.

Operational Risk Map

The operational risk map allows viewing all the risks assessed within a matrix of colors that, at first sight, points out those risks in a classification of high, very high, medium, low and very low, for their later analysis and for the preparation of reports or action plans.

Risk Indicators

The Bank defined risk indicators to measure operational risk management. The aim of these indicators is to detect gaps early by means of the definition of risk appetite thresholds.

Collection of Risk Events

The Risk Events Base is one of the tools used to systematically identify and record important information related to the risk events detected. The Bank promotes the identification and recording of risk events, thus encouraging in the organization the culture of reporting every loss events related to an operational risk.

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

Fees and Direct and Indirect Payments Made by the Depositary to Us

Past Fees and Payments

Grupo Financiero Galicia received a payment of US$289,174 for fiscal year 2014, US$257,884 for 2013 and US$234,007 for 2012 in relation to continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), accounting fees and legal fees.

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

We expect to receive a similar reimbursement from the depositary for expenses for the fiscal year ending December 31, 2015, to the one we received for the fiscal year ended December 31, 2014.

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

2) Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework 1992.

3) Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2014.

4) Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2014, as stated in their report to our consolidated financial statements.

(c) See Item 18. “Financial Statements-Report of the Independent Registered Public Accounting Firm” for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2014.

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

We have adopted a code of ethics (for Grupo Financiero Galicia and its main subsidiaries) in accordance with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. We did not modify our code of ethics during the fiscal year ended December 31, 2014. In addition, we did not grant any waivers to our code of ethics during the fiscal year ended December 31, 2014. In June 2009, we adopted a Code of Good Practice in Corporate Governance in accordance with Argentine legal requirements that received minor modifications in 2011 and 2012. On May 23, 2012 the CNV issued Rule No. 606 (modifying Rule No. 516) which established new standards for the filing of the Code of Good Practices in Corporate Governance. Our code of ethics and our code of corporate governance good practices are attached hereto as Exhibits 11.1 and 11.2.

Item 16.C.	Principal Accountants’ Fees and Services

The following table sets forth the total amount billed to us by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2014 and 2013.

	2014	2013
	(In thousands of Pesos)
Audit Fees	23,108	15,378
Audit Related Fees	463	1,874
Tax Fees	1,555	1,439
All Other Fees	3,356	2,212

Total	28,482	20,903

Audit Fees

Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and U.S. GAAP requirements for the fiscal years ended December 31, 2014 and December 31, 2013.

Audit-Related Fees

Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in 2014 and 2013.

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

Report of the Independent Registered Public Accounting Firm as of and for the fiscal years ended December 31, 2014, 2013 and 2012.

Consolidated Balance Sheets as of December 31, 2014 and 2013.

Consolidated Statements of Income for the years ended December 31, 2014, 2013 and 2012.

Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2014, 2013 and 2012.

Notes to the Consolidated Financial Statements.

You can find our audited consolidated financial statements on pages F-1 to F-106 of this annual report.

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

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.GRUPO FINANCIERO GALICIA S.A.

By:	/s/ Pedro Alberto Richards
Name:	Pedro Alberto Richards
Title:	Chief Executive Officer

By:	/s/ José Luis Gentile
Name:	José Luis Gentile
Title:	Chief Financial Officer

Date: April 30, 2015

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Financiero Galicia S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Grupo Financiero Galicia S.A. and its subsidiaries (the “Company”) at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Management´s Annual Report on Internal Control Over Financial Reporting appearing on Item 15.

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

Accounting rules prescribed by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

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

PRICE WATERHOUSE & Co. S.R.L.

By	/s/ SANTIAGO JOSÉ MIGNONE (Partner)
Santiago José Mignone

Buenos Aires, Argentina
April 30, 2015.

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2014 and 2013

(Expressed in thousands of Argentine pesos)

		December 31,
		2014		2013
ASSETS
A.	Cash and due from banks
	Cash		4,369,380		2,930,380
	Financial institutions and correspondents		12,589,825		9,629,965
	Argentine Central Bank		12,466,435		9,473,778
	Other local financial institutions		36,820		36,014
	Foreign financial institutions		86,570		120,173

		Ps.	16,959,205	Ps.	12,560,345
B.	Government and private securities
	Holdings Recorded at Fair Value		2,446,230		742,873
	Holdings Recorded at their Acquisition Cost plus the I.R.R.		316,773		1,137,013
	Securities issued by the Argentine Central Bank		7,246,751		2,077,018
	Investments in listed private securities		396		30,425

		Ps.	10,010,150	Ps.	3,987,329
C.	Loans
	To the non-financial public sector		15,556		12,570
	To the financial sector		192,545		632,838
	Interbank loans – (call money loans granted)		182		135,000
	Other loans to domestic financial institutions		150,058		462,927
	Accrued interest, adjustments and exchange rate differences receivable		42,305		34,911
	To the non-financial private sector and residents abroad		69,015,019		56,748,165
	Advances		3,986,633		3,323,226
	Promissory notes		16,303,892		13,322,514
	Mortgage loans		1,661,062		1,803,375
	Pledge loans		499,971		480,707
	Personal loans		6,995,637		8,050,655
	Credit card loans		37,348,043		27,388,708
	Other		1,598,476		1,825,190
	Accrued interest, adjustments and quotation differences receivable		970,185		826,668
	Documented interest		(348,222)		(270,564)
	Unallocated collections		(658)		(2,314)
	Allowances		(2,614,919)		(2,128,647)

		Ps.	66,608,201	Ps.	55,264,926
D.	Other receivables resulting from financial brokerage
	Argentine Central Bank		1,377,804		1,048,268
	Amounts receivable for spot and forward sales to be settled.		135,408		199,623
	Securities receivable under spot and forward purchases to be settled		250,822		248,613
	Negotiable obligations without quotation		930,240		1,091,061
	Balances from forward transactions without delivery of principal		117,016		15,068
	Other		4,172,412		3,172,943
	Allowances		(186,089)		(79,433)

		Ps.	6,797,613	Ps.	5,696,143

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets - Continued

As of December 31, 2014 and 2013

(Expressed in thousands of Argentine pesos)

		December 31,
		2014		2013
ASSETS (Continued)
E.	Credits for leases
	Credits for leases		1,039,579		1,121,026
	Interest and adjustments		21,443		23,024
	Allowances		(13,059)		(15,983)

		Ps.	1,047,963	Ps.	1,128,067
F.	Equity investments
	In financial institutions		4,240		3,231
	Other		49,488		108,817
	Allowances		(1,933)		(22,095)

		Ps.	51,795	Ps.	89,953
G.	Miscellaneous receivables
	Receivables for assets sold		8,864		9,811
	Tax on minimum presumed income – Tax credit		10,844		16,899
	Other		1,859,237		1,262,530
	Other accrued interest and adjustments receivable		22,411		11,416
	Allowances		(140,840)		(138,987)

		Ps.	1,760,516	Ps.	1,161,669

H.	Bank premises and equipment	Ps.	1,553,718	Ps.	1,394,243

I.	Miscellaneous assets	Ps.	404,312	Ps.	233,479

J.	Intangible assets
	Goodwill		24,990		13,249
	Organization and development expenses		1,775,632		1,420,981

		Ps.	1,800,622	Ps.	1,434,230

K.	Unallocated items		13,564		4,022

L.	Other Assets		306,819		201,417

	Total Assets	Ps.	107,314,478	Ps.	83,155,823

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets - Continued

As of December 31, 2014 and 2013

(Expressed in thousands of Argentine pesos)

		December 31,
		2014		2013
	LIABILITIES AND SHAREHOLDERS’ EQUITY
M.	Deposits
	Non-financial public sector	Ps.	1,674,488	Ps.	1,706,215
	Financial sector		34,612		22,101
	Non-financial private sector and residents abroad		62,956,937		49,667,007
	Current accounts		15,281,662		11,990,174
	Saving accounts		16,897,334		11,801,077
	Time deposits		29,509,765		24,875,124
	Investment accounts		250,951		68,767
	Other		469,506		505,869
	Accrued interest and quotation differences payable		547,719		425,996

		Ps.	64,666,037	Ps.	51,395,323
N.	Other liabilities resulting from financial brokerage
	Argentine Central Bank		7,478		6,028
	Other		7,478		6,028
	Bank and international entities		717,287		679,760
	Unsubordinated negotiable obligations		7,869,526		5,787,631
	Amounts payable for spot and forward purchases to be settled		250,636		247,366
	Securities to be delivered under spot and forward sales to be settled		136,945		201,123
	Loans from domestic financial institutions		1,100,311		1,442,501
	Interbank loans (call money loans received)		3,000		105,500
	Other loans from domestic financial institutions		1,080,386		1,321,031
	Accrued interest payable		16,925		15,970
	Balances from forward transactions without delivery of underlying asset to be settled		118,218		66,908
	Amounts payable to merchants		10,893,132		8,019,174
	Other		4,053,408		2,706,332
	Accrued interest and quotation differences payable		254,428		176,518

		Ps.	25,401,369	Ps.	19,333,341
O.	Miscellaneous liabilities
	Directors’ and Syndics’ fees		28,098		23,165
	Other		3,352,566		2,452,617

		Ps.	3,380,664	Ps.	2,475,782

P.	Provisions		365,783		442,872
Q.	Subordinated negotiable obligations		2,065,815		1,656,297
R.	Unallocated items		39,924		15,532
S.	Other Liabilities		367,436		287,488
T.	Non-controlling interests		781,026		601,959

	Total Liabilities	Ps.	97,068,054	Ps.	76,208,594

	SHAREHOLDERS’ EQUITY		10,246,424		6,947,229

	Total Liabilities and Shareholders’ Equity	Ps.	107,314,478	Ps.	83,155,823

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Income

For the fiscal years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

		December 31,
		2014		2013		2012
A.	Financial income
	Interest on cash and due from banks	Ps.	4	Ps.	17	Ps.	70
	Interest on loans granted to the financial sector		163,678		102,486		59,264
	Interest on overdrafts		1,570,043		911,887		698,656
	Interest on promissory notes		3,758,362		2,499,879		1,393,332
	Interest on mortgage loans		321,139		208,576		125,618
	Interest on pledge loans		83,590		59,972		35,716
	Interest on credit card loans		6,567,266		4,308,803		2,932,812
	Interest on financial leases		217,218		185,680		128,915
	Interest on other loans		3,449,740		3,100,396		2,543,641
	Interest on other receivables resulting from financial brokerage		170,870		86,323		45,417
	Net income from government and corporate securities		2,448,362		939,082		961,720
	Income from secured loans – Decree No. 1387/01		3,780		2,492		3,963
	Net income from options		—		—		1,500
	Consumer price index adjustment (CER)		1,400		904		872
	Exchange rate differences on foreign currency		12,651		—		—
	Other		1,091,993		669,164		197,542

		Ps.	19,860,096	Ps.	13,075,661	Ps.	9,129,038
B.	Financial expenses
	Interest on saving account deposits		2,028		4,927		4,811
	Interest on time deposits		6,493,769		3,746,347		2,185,392
	Interest on interbank loans received (call money loans)		20,504		15,788		9,560
	Interest on financing from the financial sector		128,025		93,471		53,974
	Interest on other liabilities resulting from financial brokerage		1,516,997		945,626		607,528
	Interest on subordinated obligations		310,056		156,150		122,821
	Other interest		81,186		28,335		54,586
	Net expenses for options		—		2,487		—
	Consumer price index adjustment		377		125		65
	Contributions made to Deposit Insurance Fund		151,450		75,235		57,316
	Exchange rate differences on foreign currency		—		152,581		189,222
	Other		1,616,286		948,983		655,385

		Ps.	10,320,678	Ps.	6,170,055	Ps.	3,940,660
	Gross brokerage margin		9,539,418		6,905,606		5,188,378
C.	Loan loss provisions		2,411,250		1,776,255		1,347,302
D.	Income from services
	In relation to lending transactions		1,674,174		1,535,585		1,180,982
	In relation to borrowing transactions		1,249,613		899,379		761,703
	Other commissions		238,183		183,894		108,934
	Other		5,143,662		3,615,658		2,602,289

		Ps.	8,305,632	Ps.	6,234,516	Ps.	4,653,908
E.	Expenses for services
	Commissions		1,231,912		927,242		636,418
	Other		1,375,372		1,067,883		817,480

		Ps.	2,607,284	Ps.	1,995,125	Ps.	1,453,898

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Income - Continued

For the fiscal years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

		December 31,
		2014		2013		2012
F.	Administrative expenses
	Personnel expenses		5,199,661		4,289,804		3,331,457
	Directors’ and syndics’ fees		85,201		63,923		49,930
	Other fees		236,527		211,711		124,409
	Advertising and publicity		413,927		382,949		359,251
	Taxes		850,772		607,943		435,716
	Depreciation of bank premises and equipment		172,582		152,856		117,246
	Amortization of organization expenses		332,197		247,255		198,747
	Other operating expenses		1,143,316		904,103		714,182
	Other		787,173		567,750		442,696

		Ps.	9,221,356	Ps.	7,428,294	Ps.	5,773,634

	Net Income from financial brokerage	Ps.	3,605,160	Ps.	1,940,448	Ps.	1,267,452

G.	Income from Insurance activities	Ps.	1,238,029	Ps.	904,895	Ps.	651,871

H.	Non-controlling interests result	Ps.	(229,910)	Ps.	(208,651)	Ps.	(186,403)

I.	Miscellaneous income
	Net lncome from equity investments		213,380		123,710		117,420
	Default interests		306,723		210,150		146,703
	Loans recovered and allowances reversed		297,327		260,390		255,154
	Other		278,020		151,943		119,671
	Consumer price index adjustment (CER)		—		—		102

		Ps.	1,095,450	Ps.	746,193	Ps.	639,050
J.	Miscellaneous losses
	Default interests and charges in favor of the Argentine Central Bank		64		687		222
	Loan loss provisions for miscellaneous receivables and other provisions		209,958		212,171		166,991
	Amortization of differences arising from court resolutions		4,803		8,791		16,452
	Depreciation and losses from miscellaneous assets		987		880		1,085
	Amortization of goodwill		7,767		1,993		1,940
	Other		155,087		102,666		59,735
	Consumer price index adjustment		1		49		52

		Ps.	378,667	Ps.	327,237	Ps.	246,477

	Net Income before tax		5,330,062		3,055,648		2,125,493

K.	Income tax	Ps.	1,992,272	Ps.	1,231,995	Ps.	789,278

	Net Income for the fiscal year	Ps.	3,337,790	Ps.	1,823,653	Ps.	1,336,215

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Cash Flows

For the fiscal years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

	December 31,
	2014		2013		2012
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year		15,823,881		11,323,978		10,244,173
Cash and cash equivalents at the end of the year		23,054,015		15,823,881		11,323,978

Net increase in cash and cash equivalents	Ps.	7,230,134	Ps.	4,499,903	Ps.	1,079,805

Causes of changes in cash and cash equivalents
Cash Flow from operating activities
Net (payments) / collections related to:
Government and Private Securities		(1,097,152)		(60,870)		1,219,664
Loans
To the financial sector		425,142		(78,908)		(13,260)
To the non-financial public sector		85		(102)		940
To the non-financial private sector and foreign residents		2,273,221		(1,803,510)		(4,471,840)
Other receivables resulting from financial brokerage		742,311		(64,803)		(274,119)
Receivables from Financial Leases		298,654		(95,385)		(129,326)
Deposits
To the financial sector		12,511		(13,697)		6,131
To the non-financial public sector		(31,727)		454,681		(552,282)
To the non-financial private sector and foreign residents		5,698,207		6,356,650		7,727,631
Other liabilities from financial brokerage
Financing from the financial sector
Interbank Loans (call money loans received)		(123,004)		7,712		57,440
Others (except for liabilities included in Financing Activities)		4,013,978		2,403,488		1,125,069
Collections related to income from services		10,184,091		7,644,716		5,638,872
Payments related to expenses for services		(2,291,464)		(1,777,454)		(1,311,746)
Administrative expenses paid		(9,515,786)		(7,592,083)		(5,860,888)
Payment of organization and development expenses		(685,644)		(591,133)		(562,231)
Collection for penalty interests, net		306,723		209,463		146,481
Differences arising from court resolutions paid		(4,803)		(8,791)		(16,452)
Collection of dividends from other companies		76,347		39,058		34,687
Other Collections related to miscellaneous profits and losses		125,447		161,487		123,339
Net (payments) / collections for other operating activities
Other receivables and miscellaneous liabilities		(1,468,794)		(1,132,957)		(491,151)
Other operating activities, net		(332,264)		(55,392)		(228,098)
Payment of income tax / minimum presumed income tax		(1,110,114)		(516,229)		(493,150)

Net cash provided by operating activities	Ps.	7,495,965	Ps.	3,485,941	Ps.	1,675,711

Cash Flow from investing activities
Payments for bank premises and equipment, net		(284,117)		(258,161)		(241,678)
Payments for miscellaneous assets, net		(209,024)		(141,892)		(49,129)
Payments for equity investments		(49,376)		(38,775)		(18,192)
Other collections for investment activities		47,578		1,553		—

Net cash used in investing activities	Ps.	(494,939)	Ps.	(437,275)	Ps.	(308,999)

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Cash Flows - Continued

For the fiscal years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

	December 31,
	2014		2013		2012
Cash Flow from financing activities
Net collections / (payments) related to:
Unsubordinated negotiable obligations		(282,489)		138,081		51,388
Argentine Central Bank
Others		1,450		2,391		587
Banks and international entities		(235,854)		152,053		(888,556)
Subordinated negotiable obligations		(351,010)		(82,499)		(66,410)
Loans from local financial institutions		(367,714)		246,710		260,634
Distribution of dividends		(49,520)		(34,850)		(33,922)
Other Collections from financing activities		—		—		2,886

Cash Flow (used in) / provided by financing activities	Ps.	(1,285,137)	Ps.	421,886	Ps.	(673,393)

Effect of exchange rate changes on cash and cash equivalents		1,514,245		1,029,351		386,486

Net increase in cash and cash equivalents	Ps.	7,230,134	Ps.	4,499,903	Ps.	1,079,805

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

	Capital Stock		Paid in Capital		Inflation adjustments to Capital Stock and Paid in		Profit reserves				Accumulated Retained earnings		Total Shareholders’ Equity
					Capital		Legal		Other
Balance at December 31, 2011	Ps.	1,241,407	Ps.	606	Ps.	278,131	Ps.	77,907	Ps.	846,621	Ps.	1,106,943	Ps.	3,551,615

Distribution of retained earnings by the shareholders’ meeting on April 19, 2012
Legal Reserve		—		—		—		55,347		—		(55,347)		—
Discretionary Reserve		—		—		—		—		1,033,844		(1,033,844)		—
Cash Dividends		—		—		—		—		—		(17,752)		(17,752)
Net Income for the year		—		—		—		—		—		1,336,215		1,336,215

Balance at December 31, 2012	Ps.	1,241,407	Ps.	606	Ps.	278,131	Ps.	133,254	Ps.	1,880,465	Ps.	1,336,215	Ps.	4,870,078

Distribution of retained earnings by the shareholders’ meeting on April 15, 2013
Legal Reserve		—		—		—		66,811		—		(66,811)		—
Discretionary Reserve		—		—		—		—		1,245,054		(1,245,054)		—
Cash Dividends		—		—		—		—		—		(24,350)		(24,350)
Increase due to Merger by the shareholders’ meeting on November 21,2013		58,858		218,990		—		—		—		—		277,848
Net Income for the year		—		—		—		—		—		1,823,653		1,823,653

Balance at December 31, 2013	Ps.	1,300,265	Ps.	219,596	Ps.	278,131	Ps.	200,065	Ps.	3,125,519	Ps.	1,823,653	Ps.	6,947,229

Distribution of retained earnings by the shareholders’ meeting on April 29, 2014
Legal Reserve		—		—		—		91,183		—		(91,183)		—
Discretionary Reserve		—		—		—		—		1,693,875		(1,693,875)		—
Cash Dividends												(38,595)		(38,595)
Net Income for the year												3,337,790		3,337,790

Balance at December 31, 2014	Ps.	1,300,265	Ps.	219,596	Ps.	278,131	Ps.	291,248		4,819,394	Ps.	3,337,790	Ps.	10,246,424

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

1. Description of Business.

Grupo Financiero Galicia S.A. (“Grupo Galicia”, the “Company” or the “Group”) is a financial services holding company organized under the laws of Argentina that conducts its business through its subsidiaries, providing general banking services, proprietary brand credit card services, personal loans, insurance and other services.

The detail of subsidiaries of the Company and respective ownership interest are as follows:

Name	December 31,
	2014	2013
Net Investment S.A.	100.00%	99.	95%
Galicia Warrants S.A.	100.00%	99.	95%
Sudamericana Holding S.A.	100.00%	99.	95%
Compañía Financiera Argentina S.A.	100.00%	99.	63%
Banco de Galicia y Buenos Aires S.A. (1)	100.00%	99.	62%
Banco Galicia Uruguay S.A. ( in Liquidation )	100.00%	99.	62%
Galicia Administradora de Fondos S.A.Sociedad Gerente de Fondos Comunes de Inversión	100.00%	99.	62%
Tarjetas Regionales S.A.	77.00%	76.	71%
Tarjetas del Mar S.A. (2)	61.16%	99.	56%
Cobranzas y Servicios S.A.	100.00%	99.	47%
Procesadora Regional S.A.	78.15%	77.	85%
Galicia Valores S.A.	100.00%	99.	63%
Tarjeta Naranja S.A.	77.00%	76.	71%
Tarjetas Cuyanas S.A.	77.00%	76.	71%
Cobranzas Regionales S.A.	77.00%	76.	71%
Galicia (Cayman) Ltd. (3)	—	99.	62%

(1)	On February 25, 2014, the Company´s Board of Directors resolved to issue an offer to acquire all remaining shares of Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) owned by third parties. Such offer was approved by Comisión Nacional de Valores (the “C.N.V.”) on April 24, 2014. In compliance with regulations in place, the Company made all the required communications and on August 4, 2014 the offer was executed by public deed resulting in the acquisition of all remaining shares.
(2)	During May 2014 Tarjetas del Mar S.A.’s Shareholders’ Meeting approved a capital increase of Ps. 31,919, which was fully subscribed by Sociedad Anónima Importadora y Exportadora de la Patagonia. As a result, the Group´s interest in Tarjetas del Mar decreased to 61.16%.
(3)	During 2014 Galicia Cayman Ltd. transferred its domicile to Argentina and since October 1, 2014 was merged into Banco Galicia.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Group in the preparation of the consolidated financial statements.

2.1 Basis of Presentation

The accounting policies and financial statements presentation conform to the rules of the Argentine Central Bank which prescribes the generally accepted accounting principles for all banks in Argentina (the “Argentine Banking GAAP”). This differs in certain significant respects from generally accepted accounting principles in Argentina applicable to enterprises in general (“Argentine GAAP”) (see Note 33) and from generally accepted accounting principles in the United States of America (“U.S. GAAP”) (see Note 36).

Certain required disclosures have not been presented herein since they are not material to the accompanying financial statements. In addition, certain presentations and disclosures have been included in the accompanying financial statements to comply with the United States Securities and Exchange Commission´s regulations for foreign private issuers.

Certain reclassifications of prior year´s information have been made to conform to current year presentation. Such reclassifications do not have a significant impact on the Group´s financial statements.

2.2 Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Grupo Financiero Galicia and its subsidiaries over which the Company has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany balances and transactions have been eliminated in consolidation.

2.3 Presentation of Financial Statements in Constant Argentine Pesos.

Argentine GAAP in force in the Autonomous City of Buenos Aires provide for that financial statements shall be stated in constant currency, pursuant to the provisions of Technical Pronouncements Nos. 6 and 17 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), as amended by Technical Pronouncement No. 39, approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires on April 16, 2014, as well as interpretation No. 8 of the F.A.C.P.C.E. These GAAP provide for that the adjustment for inflation shall be applied upon an inflationary context, which is present when, among other considerations, there exists an accumulated rate of inflation reaching or exceeding 100% during three years, taking into consideration, for such purpose, the domestic wholesale price index published by the Argentine Institute of Statistics and Census. Financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, the adjustment for inflation having been discontinued from such date, pursuant to the provisions of Argentine GAAP in force in the Autonomous City of Buenos Aires and the requirements of Decree No. 664/03 of the National Executive Branch, Section 268 of General Resolution No. 7/2005 of the Corporation Control Authority, Communiqué “A” 3921 of the Argentine Central Bank and General Resolution No. 441/03 of the C.N.V. Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

Even though the variation of the index determined by the Argentine GAAP does not determine the application of the adjustment for inflation, pursuant to the aforementioned, when reading and analyzing these financial statements one should take into consideration the existence of successive fluctuations in significant economic variables, which took place during the past fiscal years.

2.4 Foreign Currency Assets and Liabilities.

Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounting records of the Company in Argentine Pesos at the exchange rate prevailing at the time of the transaction.

Monetary assets and liabilities in foreign currencies at year-end are then translated into Argentine Pesos at closing exchange rates.

Assets and liabilities and income and expenses in foreign currencies generate transaction gains and losses, which are recorded within “Exchange rate differences on foreign currency” in the consolidated statements of income.

As of December 31, 2014 and 2013 the Argentine Peso / US Dollar exchange rate was 8.5520 and 6.5180, respectively.

2.5 Government and Private Securities.

Government securities mainly represent obligations of the Argentine government. Corporate securities included in this caption consist of listed corporate equity securities, mutual funds and listed debt securities.

Realized and unrealized gains and losses on sales and interest income on government and corporate securities are included as “Net Income from government and corporate securities” in the accompanying consolidated statement of income.

Government Securities

As of December 31, 2014 and 2013 the Bank records its holdings according to the following:

Holdings Recorded at Fair Value

These holdings include trading securities that were valued according to volatilities or present value data issued by the Argentine Central Bank.

These securities are recorded at fair value, with unrealized gains and losses reported in earnings.

The same criterion was applied to holdings of such securities used in loans, as guarantee, transactions to be settled and repo transactions, when appropriate.

Holdings Recorded at their Acquisition Cost plus the Interest Rate of Return (I.R.R.)

In this caption, the Group records the Argentine Saving Bond for Economic Development (BAADE) and other holdings of government securities in pesos and foreign currency.

As of the end of the previous fiscal year, the Group also recorded under this caption Peso-denominated Bonds issued by the Argentine Nation at Badlar rate due 2015 (Bonar 2015), subscribed through exchange.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

These holdings have been valued at their acquisition cost increased on an exponential basis according to their I.R.R. The monthly accrual is charged to income or an asset offset account, depending on the securities involved.

The same criterion was applied to the securities used in loans, as guarantee, transactions to be settled and repo transactions, when appropriate.

Securities Issued by the Argentine Central Bank

a) At Fair Value:

These have been valued according to volatilities or present value data issued by the Argentine Central Bank. The same criterion was applied to holdings of such securities used in loans, as guarantee, transactions to be settled and repo transactions, when appropriate.

b) At the Acquisition Cost plus the I.R.R.:

These holdings have been valued at their acquisition cost increased on an exponential basis according to their I.R.R. The same criterion was applied to holdings of such securities used in loans, as guarantee, transactions to be settled and repo transactions, when appropriate.

Investments in listed private securities

These securities are recorded at fair value, and any difference between their book value and fair value is recognized as a gain or loss in the income statement.

2.6 Financial Trust Debt Securities and Participation Certificates.

Debt securities that are incorporated at par have been valued at their technical value. The remaining holdings in debt securities are recorded at cost plus the interest rate of return. Participation certificates in financial trusts are accounted for under the equity method.

2.7 Interest Income (Expense) Recognition.

For loans and deposits, interest is recognized on a compounded basis, which provides for an increasing effective rate over the life of the loan or deposit.

The Bank suspends the accrual of interest when the related loan is past due and the collection of interest and principal is in doubt. The suspension of interest corresponds to the loans classified as “with problems” and “medium risk” or below, under the Argentine Central Bank´s classification rules. Accrued interest remains on the Bank´s books and is considered to be part of the loan balance when determining the allowance for loan losses. Regarding impaired loans, interest is recognized on a cash basis after reducing the balance of accrued interest, if applicable.

Reference Stabilization Index (“CER”) is accrued in all lending and borrowing transactions originally carried out in foreign currency prior to the pesification process.

2.8 Allowances for Loan Losses.

These have been established based upon the estimated default risk of Grupo Financiero Galicia’s credit assistance granted through its subsidiaries, which results from an evaluation of debtors’ compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations. Specific attention is given to loans with evidence that may negatively affect the Group’s ability to recover the loan and accrued interest.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

2.9 Provisions for Contingencies.

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

2.10 Equity Investments.

Equity Investments include investments in companies where a non-controlling interest is held.

Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists. Significant influence is considered to be present if one of the following applies:

•	Ownership of a portion of a related company´s capital granting the voting power necessary to influence the approval of such company’s financial statements and profits distribution.

•	Representation on the related company´s board of directors or corporate governance body.

•	Participation in the definition of the related company´s policies.

•	Existence of significant transactions between the company holding the interest and the related company (for example, when the former is the latter´s only supplier or by far its most important client).

•	Interchange of senior officers among companies.

•	Technical dependence of one of the companies on the other.

Investments in which the Company does not have significant influence have been accounted for at the lower of cost or equity method.

2.11 Bank Premises and Equipment, Credits for leases and Miscellaneous Assets.

Bank premises and equipment and miscellaneous assets are valued at cost adjusted for inflation (as described in Note 2.3), less accumulated depreciation.

Construction in progress is carried at cost.

Financial leases that mainly transfer risks and benefits inherent to the leased property are registered at the beginning of the lease either by the cash value of the leased property or the present value of cash flows established in the financial lease, whichever is the lowest.

Accumulated depreciation is computed under the straight-line method at rates over the estimated useful lives of the assets, which generally are estimated to be 50 years for properties, 10 years for furniture and fittings, and 5 years for others. Leasehold improvements are depreciated using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

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

2.12 Intangible Assets.

Intangible assets are valued at cost adjusted for inflation (as described in Note 2.3) less accumulated amortization. Intangible assets are amortized on a straight-line basis over 120 months for goodwill and over 60 months for organization and development costs. Under Argentine Banking GAAP, goodwill is no longer recognized as an asset when it is estimated that amounts of future income will not be sufficient to absorb the amortization of goodwill or when there are other reasons to presume that the amount of an investment made, will not be recovered in full.

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

As of December 31, 2014 and 2013, the difference resulting from compliance with court decisions has been fully amortized; thus total accumulated amortization amounts to Ps. 896,617 and Ps. 891,814, respectively.

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

In June 2014, through Resolution No. 365, the Ministry of Economy and Public Finance rejected the administrative claim filed by Banco Galicia, being the Bank entitled to bring legal actions. Before the expiration of the term to bring legal actions, on December 4, 2014, Banco Galicia’s Board of Directors decided not to continue with such claim.

2.13 Shareholders’ Equity.

Shareholders’ Equity accounts have been adjusted for inflation following the procedure described in Note 2.3, except for the “Capital Stock” and “Paid-in Capital” accounts, which have been stated at their original values. The adjustment of these accounts was allocated to the “Inflation adjustments to capital stock and paid-in capital” account.

2.14 Minimum Presumed Income Tax and Income Tax.

Effective 1998, a Minimum Presumed Income Tax (“MPIT”) was established as a complementary component of income tax obligations. MPIT is a minimum taxation, which assesses at the tax rate of 1% of computable assets at fiscal year-end, according to Law No. 25063. Ultimately, the tax obligation will be the

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

higher of MPIT or income tax. For financial entities, the taxable basis is 20% of their computable assets. If in a fiscal year, the MPIT obligation exceeds the income tax liability, the surplus will be available as a credit against future income tax to be generated in any of the next ten fiscal years. The recognition of this right and its realization stem from the ability to generate future taxable income sufficient to offsetting purposes.

The Bank has recognized the MPIT amount paid in the year and the accumulated amount paid in prior years as an asset for future tax deductions.

Based on the provisions set forth by the Argentine Central Bank, the Group recorded an asset related to the MPIT amounting to Ps.10,844 and Ps. 16,899 as of December 31, 2014 and 2013, respectively.

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and therefore income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-bank subsidiaries had recognized a deferred tax asset as of December 31, 2014 and 2013.

2.15 Liabilities - Banco Galicia’s customers fidelity program “Quiero” (I want).

The Bank records the points assigned to the Bank’s customers through the “Quiero” (“I want”) Program using a mathematical model that takes into account certain assumptions of exchange percentages, the cost for the exchanged points based on the combination of available products and the preferences of the Bank’s customers, as well as the expiration term of the customers’ non-exchanged points.

As of December 31, 2014 and 2013, the Bank recorded liabilities for Ps. 202,465 and Ps. 129,535, respectively from its customers’ non-exchanged points under the caption “Miscellaneous Liabilities”.

2.16 Statements of Cash Flows.

The consolidated statement of cash flows was prepared following the regulations prescribed by the Argentine Central Bank. Cash and cash equivalents include cash and due from banks and highly liquid investments with an original maturity of three months or less.

2.17 Use of Estimates.

The preparation of financial statements in conformity with Argentine Banking GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Future results could differ from those estimates and evaluations made at the date of preparation of these consolidated financial statements.

3. Minimum cash requirements and Restricted Assets.

3.1 Pursuant to Argentine Central Bank regulations, Banco Galicia must maintain a monthly average liquidity level. Computable assets for complying with the minimum cash requirement are cash and the checking accounts opened at the Argentine Central Bank.

Banco Galicia has met the minimum cash requirement established by the Argentine Cental Bank.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

The minimum cash requirement at the end of each fiscal year was as follows (as measured in average daily balances):

	December 31,
	2014		2013
Peso balances	Ps.	7,102,933	Ps.	5,342,092
Foreign currency balances		2,608,994		2,006,598

3.2 Certain of the Group’s other assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	December 31,
	2014		2013
Funds and securities pledged under various arrangements	Ps.	2,189,708	Ps.	1,537,320
Shares on equity investments (*)		5,250		5,250
Deposits in the Argentine Central Bank, restricted under Argentine Central Bank regulations		2,681		2,768
Loans granted as colateral		618,767		521,454

Total	Ps.	2,813,624	Ps.	2,066,792

(*)	Shares over which transferability is subject to prior approval of the National or Provincial authorities, as applicable, under the terms of certain concession contracts signed.

The Bank, as a shareholder of Aguas Cordobesas S. A. and proportionally to its 10.833% ownership, is jointly responsible for the contractual obligations arising from the concession contract during the entire term thereof. Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, the Bank may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by the Bank.

4. Interest-Bearing Deposits with Other Banks.

As of December 31, 2014 and 2013, the overnight foreign bank interest-bearing deposits included under the caption “Loans - Other” amounted to Ps. 261,118 and Ps. 586,123, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

5. Government and Private Securities.

Government and corporate securities consist of the following at the respective balance sheet dates:

	December 31,
	2014		2013
Government Securities

Holdings Recorded at Fair Value
- Government Bonds		2,446,230		742,873

Total Holdings Recorded at Fair Value	Ps.	2,446,230	Ps.	742,873

Holdings Recorded at their Acquisition Cost plus the I.R.R.
- Government Bonds		316,773		1,137,013

Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	Ps.	316,773	Ps.	1,137,013

Securities Issued by the Argentine Central Bank
- Argentine Central Bank Bills at Fair Value		3,581,267		948,838
- Argentine Central Bank Bills for Repo Transactions		16,768		—
- Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.		3,648,716		1,110,230
- Argentine Central Bank Notes at Fair Value		—		17,950

Total Securities Issued by the Argentine Central Bank		7,246,751		2,077,018

Total Government Securities	Ps.	10,009,754	Ps.	3,956,904

Investments in listed Private Securities
- Negotiable Obligations (Listed)		—		30,425
- Shares		396		—

Total Private Securities		396		30,425

Total Government and Private Securities	Ps.	10,010,150	Ps.	3,987,329

As of December 31, 2013, there were not Securities issued by Argentine Central Bank sold under repurchase agreements.

As of December 31, 2014, Securities issued by Argentine Central Bank sold under repurchase agreements amounted to Ps. 756 were recorded under the caption “Other Receivables resulting from financial brokerage”.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

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

As of December 31, 2014 and 2013, the classification of the Group’s loan portfolio was as follows:

	December 31,
	2014		2013
Non-financial public sector	Ps.	15,556	Ps.	12,570
Financial sector (Argentine)		192,545		632,838
Non-financial private sector and residents abroad		69,015,019		56,748,165
- With preferred guarantees		2,694,778		2,433,356
- With other guarantees		9,462,570		8,257,006
- Unsecured		56,857,671		46,057,803

Subtotal		69,223,120		57,393,573

Allowance for loan losses (See Note 7)		(2,614,919)		(2,128,647)

Total	Ps.	66,608,201	Ps.	55,264,926

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

The Bank also records its loan portfolio by industry segment. The following industry segments comprised the most significant loan concentrations as of December 31, 2014 and 2013, respectively:

	December 31,
	2014	2013
Consumer	57.4%	55.3%
Manufacturing	13.4%	13.4%
Primary Products	13.9%	13.3%
Services	5.0%	5.9%
Wholesale Trade	5.4%	5.4%
Retail Trade	3.2%	4.0%
Construction	1.0%	1.2%
Financial Sector	0.7%	1.5%

7. Allowance for Loan Losses.

The activity in the allowance for loan losses for the fiscal years ended December 31, 2014, 2013 and 2012, was as follows:

	December 31,
	2014		2013		2012
Balance at beginning of year	Ps.	2,128,647	Ps.	1,731,954	Ps.	1,283,953
Provision charged to income		2,339,264		1,700,450		1,294,686
Allowances reversed		(1,000)		—		(11,540)
Foreign exchange effect and other adjustments		(11,901)		—		13
Loans charged off		(1,840,091)		(1,303,757)		(835,158)

Balance at end of year	Ps.	2,614,919	Ps.	2,128,647	Ps.	1,731,954

Certain uncollectible loans, principally small loans, are charged directly to income and are not reflected in the activity in the allowance for loan losses. The “Loan loss provision” in the accompanying statements of income includes:

	December 31,
	2014		2013		2012
Provisions charged to income	Ps.	2,339,264	Ps.	1,700,450	Ps.	1,294,686
Direct charge-offs		47,314		58,020		38,421
Other receivable losses		20,891		14,187		8,320
Financial leases		3,781		3,598		5,875

	Ps.	2,411,250	Ps.	1,776,255	Ps.	1,347,302

The Bank has entered into certain renegotiations with customers. The Bank has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements amounted to Ps. 87,529, Ps. 96,479 and Ps. 36,769 as of December 31, 2014, 2013 and 2012, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

8. Other Receivables Resulting from Financial Brokerage.

The composition of other receivables from financial brokerage, by type of guarantee, is as follows:

	December 31,
	2014		2013
Preferred guarantees, including deposits with the Argentine Central Bank	Ps.	1,477,260	Ps.	1,068,796
Other guarantees		1,446		941
Unsecured		5,504,996		4,705,839
Less: Allowance for doubtful accounts		(186,089)		(79,433)

	Ps.	6,797,613	Ps.	5,696,143

The breakdown of the caption “other” included in the balance sheet was as follows:

	December 31,
	2014		2013
Mutual funds	Ps.	1,363,824	Ps.	413,839
Galtrust I		788,163		743,442
Other participation certificates and debt securities in financial trusts		1,101,434		1,054,145
Accrued commissions		77,415		44,654
Other financings		99,174		90,789
Others		742,402		826,074

	Ps.	4,172,412	Ps.	3,172,943

9. Equity Investments.

Equity investments in other companies consisted of the following as of the respective balance sheet dates:

	December 31,
	2014		2013
In Financial Institutions, complementary and authorized activities
Banelco S.A	Ps.	—	Ps.	12,264
Visa Argentina S.A		7,836		7,836
Mercado de Valores de Buenos Aires S.A.		8,140		8,143
Tarjeta Naranja Perú S.A		—		21,483
Banco Latinoamericano de Exportaciones S.A		4,240		3,231
Others		829		826

Total equity investments in Financial Institutions, complementary and authorized activities	Ps.	21,045	Ps.	53,783

In Non-financial Institutions
Electrigal S.A	Ps.	5,455	Ps.	5,455
A.E.C. S.A		—		26,703
Aguas Cordobesas S.A		8,911		8,911

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

	December 31,
	2014		2013
Distrocuyo S.A.		3,955		3,955
Nova Re Compañía Argentina de Reaseguros S.A.		12,979		11,705
Other		1,383		1,536

Total equity investments in non-financial institutions	Ps.	32,683	Ps.	58,265

Allowances	Ps.	(1,933)	Ps.	(22,095)

Total Equity investments	Ps.	51,795	Ps.	89,953

10. Miscellaneous receivables – Others.

As of December 31, 2014 and December 31, 2013, the breakdown of “Miscellaneous Receivables - Others” was as follows:

	December 31,
	2014		2013
Sundry Debtors	Ps.	462,365	Ps.	335,377
Deposits as Collateral		734,689		431,279
Tax Advances		473,222		351,032
Payments in Advance		155,224		112,791
Others		33,737		32,051

	Ps.	1,859,237	Ps.	1,262,530

11. Bank Premises and Equipment, Intangible Assets and Miscellaneous Assets.

The major categories of Grupo Financiero Galicia´s premises and equipment and accumulated depreciation, as of December 31, 2014 and 2013, were as follows:

	December 31,
	2014		2013
Land and buildings	Ps.	1,455,854	Ps.	1,294,893
Furniture and fittings		391,075		349,108
Machinery and equipment		861,103		754,549
Vehicles		17,761		16,350
Others		8,469		1,805
Accumulated depreciation		(1,180,544)		(1,022,462)

	Ps.	1,553,718	Ps.	1,394,243

Depreciation expense recorded for the fiscal years ended December 31, 2014, 2013 and 2012, was Ps.172,582, Ps. 152,856 and Ps. 117,246, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

The major categories of intangible assets as of December 31, 2014 and 2013 were as follows:

	December 31,
	2014		2013
Goodwill, net of accumulated amortization of Ps. 24,475 and Ps. 16,708, respectively	Ps.	24,990	Ps.	13,249
Organization and development expenses, net of accumulated amortization of Ps. 1,839,448 and Ps. 1,553,938, respectively, which include Ps. 896,617 and Ps. 891,814, respectively, of accumulated amortization corresponding to legal actions related to the payment of deposits.		1,775,632		1,420,981

	Ps.	1,800,622	Ps.	1,434,230

Total amortization expenses for the fiscal years ended December 31, 2014, 2013 and 2012, was Ps. 344,767, Ps. 258,039 and Ps. 217,139, respectively.

Organization and development expenses included software and the related implementation services purchased from third parties, with a net book value of Ps. 1,494,000 and Ps. 1,150,120 at December 31, 2014 and 2013, respectively.

The table below shows the components of goodwill by type of activity for the periods presented:

	December 31,
	2014		2013
Banking		24,990		13,249

	Ps.	24,990	Ps.	13,249

Miscellaneous assets consisted of the following as of December 31, 2014 and 2013:

	December 31,
	2014		2013
Construction in progress	Ps.	202,405	Ps.	65,669
Deposits on fixed asset purchases		37,440		32,294
Stationery and supplies		49,487		32,879
Real estate held for sale		3,224		2,033
Assets under leasing agreements		1,097		18,605
Land and Building		98,759		72,834
Others		11,900		9,165

	Ps.	404,312	Ps.	233,479

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

12. Allowances and Provisions.

Allowances on assets excluding loans and reserves for contingencies were as follows:

	December 31,
	2014		2013
Allowances against asset accounts:
Other receivables resulting from financial brokerage, for collection risk (a)		186,089		79,433
Credits for leases (a)		13,059		15,983
Equity investments in other companies (b)		1,933		22,095
Miscellaneous receivables, for collection risk (a)		140,840		138,987

Reserves for contingencies:
For severance payments (c)		11,041		4,269
Litigations (d)		140,013		108,866
Other contingencies (e)		131,167		148,357
Sundry liabilities arising from credit card activities (f)		26,611		29,269
Other commitments (g)		2,635		2
Differences arising from court deposit’s dollarization (h)		4,754		3,424
Negative Goodwill (i)		49,562		148,685

Total reserves for contingencies	Ps.	365,783	Ps.	442,872

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

(e) As of December 31, 2014 and 2013, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires (“Buenos Aires”), are in the process (in different degrees of completion) of conducting audits and assessments mainly regarding the Compensatory Bond issued by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

The Argentine Federal Court of Appeals in Administrative Matters granted Banco Galicia a preliminary injunction in an amount equal to the Compensatory Bond in Banco Galicia’s challenge of an assessment by the Buenos Aires tax authorities. The Argentine Supreme Court of Justice affirmed the opinion of the Argentine Federal Court of Appeals in Administrative Matters, and the Court of Appeals therefore ordered the tax authority to refrain from starting tax enforcement proceedings or otherwise requesting precautionary

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

measures for such purpose. Currently, a related appeal filed by the Bank against a decision issued in November 2013 by the Court of First Instance is pending before the Federal Administrative Court of Appeals in Administrative Matters.

As for other claims by the tax authorities of Buenos Aires, Banco Galicia joint the Regularization Regime for Tax Obligations in Default (Law No. 3,461 and regulations), which allowed for a total payment of interest and the cancellation of penalties with respect to tax assessments, Banco Galicia’s accession to such regime was notified to the appropriated judicial authorities under the respected dockets.

With respect to judicial proceedings before the Tax Court of the Province of Buenos Aires related to tax assessments by authorities of the Province of Buenos Aires, such court has resolved: (i) negatively with respect to claims of the Bank not related to the Compensatory Bond; and (ii) positively in respect of the non-taxability of the Compensatory Bond. The Bank also joined the Tax Debt Regularization Regime (Normative Resolution No. 12 and related regulations) providing for discounts on amounts not related to the Compensatory Bond. Banco Galicia’s accession to such regime was notified to the appropriate judicial authorities under the respective dockets. Meanwhile, the Province of Buenos Aires rejected the judgment issued by the Tax Court of the Province of Buenos Aires related to the Compensatory Bond and requested the Administrative Court of Appeals in Administrative Matters of La Plata to rescind that decision. The Bank filed an answer opposing the lack of jurisdiction exception filed by the Province of Buenos Aires on the grounds that only the Supreme Court of Justice has jurisdiction to resolve the issue. On April 15, 2014, the aforementioned Court sustained the motion for lack of jurisdiction and ordered the proceedings to be filed. The authorities from the Province of Buenos Aires filed an appeal before the Supreme Court of Justice of the Province of Buenos Aires, which has not issued a decision to date.

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

As regards Compañía Financiera Argentina S.A., the Argentine Revenue Service (AFIP) conducted audits on fiscal years 1998 and 1999, not accepting certain uncollectible loans to be recorded as uncollectible receivables deductible from income tax and minimum presumed income tax. The original amount claimed for taxes by the tax collection authorities totals Ps. 2,094.

In July 2013, the Federal Tax Court notified the judgment sustaining the appeal filed by the company. Tax collection authorities later filed an appeal against the aforementioned judgment, which was answered by the company in December 2013. In May 2014, the Argentine Federal Court of Appeals in Administrative Matters rejected the appeal filed by the AFIP, thus confirming the judgment issued by the Federal Tax Court, which was favorable to Compañía Financiera Argentina S.A. In June 2014, the AFIP filed an appeal before the Argentine Supreme Court of Justice.

Provisions have been recognized when (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made.

(f) Reserves for a guarantee of credit-card receivables and for the estimated liability for the insurance of the payment of credit-card balances in the event of the death of the credit-card holders.

At the date of these consolidated financial statements, the AFIP, Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in different degrees of completion, at the companies controlled by Tarjetas Regionales S.A. Said agencies have served notices and made claims

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

regarding taxes applicable to Tarjetas Regionales S.A.’s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totals Ps. 17,602 approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

Tarjeta Naranja S.A. reached an agreement with the Consumer and User Protection Association of Argentina (ADECUA) on certain aspects related to amounts collected on account of life insurance on debt balances. This agreement was judicially approved. The court that hears the case later decided that Tarjeta Naranja S.A. should make additional reimbursements with regard to the aforementioned items. Tarjeta Naranja S.A. filed an appeal against this decision before the Court of Appeals, since the company considered it had carried out all the transactions in due time and manner. In May 2014, Tarjeta Naranja S.A. was notified of the judgment that orders it to reimburse part of what has already been collected on account of life insurance on debt balances. In turn, ADECUA filed an extraordinary appeal before the Argentine Court of Appeals.

In November 2014, ADECUA abandoned the proceedings; thus the decision issued by the Court of Appeals was final. Therefore, Tarjeta Naranja S.A. complied with what was ordered by the judge and later confirmed by the Court of Appeals, crediting the corresponding amounts in customers’ accounts and transferring the amounts to be reimbursed to former customers to Banco de la Nación Argentina. In December 2014, Tarjeta Naranja S.A. evidenced compliance with the decision in the proceedings. The Court received the documents and is giving notice of compliance with the judgment to the Prosecutor’s Office and ADECUA.

At the date of these consolidated financial statements, and having the corresponding payments been made, the provision of Ps. 20,479 duly set up by Tarjeta Naranja S.A. has been used.

(g) Represents contingent commitments in connection with customers classified in categories other than the “normal” categories under Argentine Banking GAAP.

(h) Represents the difference between the amounts of deposits subject to pesification at Ps. 1.40 and such amounts at the exchange rate as of December 31, 2014.

(i) In accordance with Argentine Central Bank regulations, as a result of the difference between the cost of acquisition and the value of assets and liabilities acquired as of June 30, 2010, consistently valued with those of the Group, a negative goodwill of Ps. 500,608 was recorded for Compañía Financiera Argentina S.A. and Ps. 16,764 for Cobranzas y Servicios S.A., which were recorded under the caption “Liabilities – Provisions”.

The allocation to income of the negative goodwill is carried out on a straight-line basis over 60 months, taking into account Argentine Central Bank regulations on the subject. Therefore, the negative goodwill recorded for Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. was Ps. 49,562 and Ps. 148,685 as of December 31, 2014 and 2013, respectively, net of amortizations.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

Penalties Imposed on Banco Galicia and Summary Proceedings commenced by the Argentine Central Bank.

•	Penalties Imposed on Banco Galicia existing as of December 31, 2014:

Argentine Central Bank’s Financial Summary Proceedings No. 1308. Decision No. 721/2013. Penalty notification date: October 28, 2013. Reason for the imposition of the penalty: Alleged non-compliance with the regulations on prevention of money laundering, due to lack of files and of customers’ awareness. Penalty amount and responsible individuals penalized (penalties): Banco Galicia Ps. 230; Daniel A. Llambías Ps. 220; Luis M. Ribaya Ps. 172; Antonio R. Garcés Ps. 169; Enrique M. Garda Olaciregui Ps. 126; Eduardo A. Fanciulli Ps. 126; Sergio Grinenco Ps. 120; Guillermo J. Pando Ps. 120; and Pablo Garat Ps. 70. Status of the proceedings: The individuals on whom penalties were imposed filed an administrative appeal against the aforementioned penalties, which is pending at the Division V of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

Argentine Central Bank’s Financial Summary Proceedings No. 1223 and 1226 (accumulated). Decision No. 762/2013. Penalty notification date: November 15, 2013. Reason for the imposition of the penalty: Alleged non-compliance with Communiqué “A” 3426 and Communiqué “A” 3381 of the Argentine Central Bank, and alleged non-compliance with restrictions related to assistance to related customers. Penalty amount and responsible individuals penalized (penalties): Banco Galicia Ps. 400; José H. Petrocelli Ps. 328; Luis M. Ribaya Ps. 328; Eduardo J. Zimermann Ps. 324; Antonio R. Garcés Ps. 400; Eduardo H. Arrobas Ps. 400; Daniel A. Llambías Ps. 400; Eduardo J. Escasany Ps. 260; Federico Braun Ps. 260; and Abel Ayerza Ps. 258. In the case of Messrs. Juan M. Etchegoyhen, Federico M. Caparrós Bosch, Jorge Grouman, Norberto R. Armando (deceased), Daniel Morgan (deceased), Luis O. Oddone, Ricardo A. Bertoglio (deceased), Norberto D. Corizzo and Adolfo H. Melian, warning penalty. Status of the proceedings: The individuals on whom penalties were imposed filed an administrative appeal against the aforementioned penalties, which is pending at the Division V of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

U.I.F.’s Summary Proceedings No. 68/09. Decision No. 36/2010 U.I.F. Penalty notification date: February 25, 2010. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Act No. 25246. Penalty amount and responsible individuals penalized (penalties): Banco Galicia Ps. 2,241; Eduardo A. Fanciulli Ps. 812; Enrique M. Garda Olaciregui Ps. 1,429. Status of the proceedings: The individuals on whom penalties were imposed filed a direct appeal against the aforementioned penalties, which is pending at the Division I of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: As of December 31, 2014, a provision for Ps. 3,464 has been set up. Pursuant to the provisions of Communiqué “A” 5689 of the Argentine Central Bank dated January 8, 2015, such provision shall be raised to Ps. 4,483.

U.I.F.’s Summary Proceedings No. 213/12. Decision No. 174/2014. Penalty notification date: May 6, 2014. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Section 24 of Act No. 25246. Penalty amount and responsible individuals penalized (penalties): Banco Galicia Ps. 324; Enrique M. Garda Olaciregui, Pablo M. Garat, Sergio Grinenco, Pablo Gutierrez, Guillermo J. Pando, Luis M. Ribaya y Antonio R. Garcés Ps. 324, jointly. Status of the proceedings: The individuals on whom penalties were imposed filed a direct appeal against the aforementioned penalties, which is pending at the Division III of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: As of December 31, 2014, a provision for Ps. 257 has been set up. Pursuant to the provisions of Communiqué “A” 5689 of the Argentine Central Bank dated January 8, 2015, such provision shall be raised to Ps. 648.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

•	Summary Proceedings Commenced by the Argentine Central Bank (with no Penalties) Pending as of December 31, 2014:

Summary Proceedings No. 5497, notified on October 8, 2013. Charges filed: Alleged infringement of Communiqué “A” 5264 of the Argentine Central Bank (verification of requirements) in foreign exchange transactions under code 963 (family assistance). Individuals subject to summary proceedings: María José Baldatti and Pablo D. Contreras.

Summary Proceedings No. 5520, notified on October 10, 2013. Charges filed: Alleged infringement of Communiqué “A” 3471 and Communiqué “C” 35372 of the Argentine Central Bank with regard to the crediting, in favor of residents in Argentina, of different amounts from payments from abroad without registering foreign exchange transactions with regard to such residents. Individuals subject to summary proceedings: Banco Galicia, Héctor D’Alessandro and Mónica B. Patricelli.

After the close of fiscal year 2014, on January 26, 2015, Banco Galicia was notified of the commencement of Summary Proceedings No. 6075. Charges filed: Alleged infringement of Communiqué “A” 4940, “A” 4662 and “C” 51232 of the Argentine Central Bank upon carrying out eight foreign exchange transactions. Individuals subject to summary proceedings: Banco Galicia, Alejandro Antonelli, Sergio Lenzuen, Daniel B. Toloza, Ignacio J. Castro, José A. Petracca, Juan C. Litardo, Laura C. Cifala, Marcela R. Skrebutenas, María J. Baldatti, María V. Lema, Marina A. de Sierra, Matías L. Alvarez, Matías N. Abate, María B. Troitiño, Natalia Bortoli, Alejandro Schlimovich Ricciardi and Sandra P. Jaleh Camin.

The provisioning criterion required by Communiqué “A” 5689 differs from that of the Argentine GAAP in force in the Autonomous City of Buenos Aires. Banco Galicia reserves the right to dispute the legitimacy of such Communiqué and file a claim for any damages its application could cause the Bank.

Compañía Financiera Argentina S.A. has not been imposed any penalties that should be informed under the terms of Argentine Central Bank’s Communiqué “A” 5689, and to date has no summary proceedings brought against it by the Argentine Central Bank.

13. Other Liabilities Resulting from Financial Brokerage- Banks and International Entities, and Loans from Domestic Financial Institutions.

The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	December 31,
	2014		2013
Description
Banks and International Entities
Contractual long-term Liabilities
Floating Rate Bank Loans 2019		13,563		16,230
Internacional Finance Corporation. (I.F.C.)		57,087		139,059
Other lines from foreign banks		140,129		146,395

Total long-term liabilities	Ps.	210,779	Ps.	301,684

Contractual short-term liabilities:
Other lines from foreign banks		506,508		378,076

Total short-term liabilities	Ps.	506,508	Ps.	378,076

Total Banks and International Entities	Ps.	717,287	Ps.	679,760

Loans from Domestic Financial Institutions
Contractual long-term liabilities:
BICE (Banco de Inversión y Comercio Exterior)		60,796		78,011
Other lines from domestic banks		375,536		834,993

Total long-term liabilities	Ps.	436,332	Ps.	913,004
Contractual short-term liabilities:
Other lines from credit from domestic banks		663,979		529,497

Total short-term liabilities	Ps.	663,979	Ps.	529,497

Total Domestic Financial Institutions	Ps.	1,100,311	Ps.	1,442,501

TOTAL	Ps.	1,817,598	Ps.	2,122,261

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

Accrued interest on the above liabilities in the amount of Ps. 13,924 and Ps. 8,624 as of December 31, 2014 and 2013, respectively, are included in “Others” under the caption “Other Liabilities Resulting from Financial Brokerage” in the accompanying balance sheet.

As of December 31, 2014, maturities of the above long-term liabilities for each of the following five fiscal years and thereafter were as follows:

Contractual long-term Liabilities
2015	Ps.	514,894
2016		68,771
2017		36,170
2018		12,188
2019		14,871
Thereafter		217

	Ps.	647,111

14. Other Liabilities Resulting from Financial Brokerage - Negotiable Obligations.

The amounts outstanding and the terms corresponding to outstanding negotiable obligations at the dates indicated were as follows, considering their original contractual terms:

			Annual	December 31,
	Currency	Maturity	Interest Rate	2014	2013
Negotiable Obligations (1)

Long-term liabilities:
9 % Notes Due 2003 (Semi-annual interest, principal payable at maturity)	US$	2003	9.00%	6,696	5,475
Banco Galicia- Due 2018 (Semi-annual interest, principal payable at maturity)	US$	2018	8.75%	2,555,412	1,946,472
Banco Galicia- Subordinated Due 2019 (Semi-annual interest, principal payable at maturity)	US$	2019	16.00%	2,065,815	1,656,297

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

			Annual	December 31,
	Currency	Maturity	Interest Rate	2014	2013
Tarjetas Cuyanas S.A. Clase XIII serie I (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 400 b.p.	173,537	—
Tarjetas Cuyanas S.A. Clase XIV serie I (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 300 b.p.	54,273	—
Tarjetas Cuyanas S.A. Clase XIV serie II (Interest quarterly, principal payable at maturity)	Ps.	2016	Badlar + 415 b.p.	143,809	—
Tarjetas Cuyanas S.A. Clase XV (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 240 b.p.	133,470	—
Tarjetas Cuyanas S.A. Clase XVI (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 340 b.p.	116,584	—
Tarjetas Cuyanas S.A. Clase XVII (Interest quarterly, principal payable at maturity)	Ps.	2016	Badlar + 315 b.p.	155,925	—
Tarjetas Cuyanas S.A. Clase XVIII (Interest quarterly, principal payable at maturity)	Ps.	2016	Badlar + 400 b.p.	113,891	—
Tarjetas Cuyanas S.A. Class VIII Serie II (Quarterly interest, principal payable at maturity)	Ps.	2014	Badlar + 375 b.p.	—	98,314
Tarjetas Cuyanas S.A. Class IX Serie II (Quarterly interest, principal payable at maturity)	Ps.	2014	Badlar + 450 b.p.	—	102,861
Tarjetas Cuyanas S.A. Class X Serie II (Interest quarterly, principal payable at maturity)	Ps.	2014	Badlar + 419 b.p.	—	152,813
Tarjetas Cuyanas S.A. Class XI Serie II (Interest quarterly, principal payable at maturity)	Ps.	2014	Badlar + 489 b.p.	—	100,953
Tarjetas Cuyanas S.A. Class XII Serie II (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 420 b.p.	172,020	174,822

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

			Annual	December 31,
	Currency	Maturity	Interest Rate	2014	2013
Tarjetas Naranja S.A. Clase XXVI Serie I (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 260 b.p.	138,101	—
Tarjetas Naranja S.A. Clase XXVI Serie II (Interest quarterly, principal payable at maturity)	Ps.	2016	Badlar + 399 b.p.	160,378	—
Tarjetas Naranja S.A. Clase XXV Serie I (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 289 b.p.	80,029	—
Tarjetas Naranja S.A. Clase XXV Serie II (Interest quarterly, principal payable at maturity)	Ps.	2016	Badlar + 415 b.p.	164,162	—
Tarjetas Naranja S.A. Clase XXIV Serie II (Interest quarterly, principal payable at maturity)	Ps.	2017	Badlar + 500 b.p.	33,278	—
Tarjetas Naranja S.A. Clase XXVII Serie I (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 272 b.p.	163,908	—
Tarjetas Naranja S.A. Clase XXVII Serie II (Interest quarterly, principal payable at maturity)	Ps.	2016	Badlar + 395 b.p.	149,614	—
Tarjetas Naranja S.A. Clase XXIV Serie I (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 400 b.p.	170,371	—
CFA Clase XI serie II (Quarterly interest, principal payable at maturity)	Ps.	2015	Badlar + 440 b.p.	147,594	—
CFA Clase XII serie II (Quarterly interest, principal payable at maturity)	Ps.	2016	Badlar + 400 b.p.	198,962	—
CFA Clase XIII serie II (Quarterly interest, principal payable in 3 quarterly quotas)	Ps.	2016	Badlar + 440 b.p.	74,925	—

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

			Annual	December 31,
	Currency	Maturity	Interest Rate	2014	2013
Grupo Financiero Galicia Class V Serie I (Quarterly interest, principal payable at maturity)	Ps.	2015	Badlar + 425 b.p.	101,800	—
Grupo Financiero Galicia Class V Serie II (Quarterly interest, principal payable at maturity)	Ps.	2017	Badlar + 525 b.p.	78,200	—
Grupo Financiero Galicia Class VI Serie I (Quarterly interest, principal payable at maturity)	Ps.	2016	Badlar + 325 b.p.	139,688	—
Grupo Financiero Galicia Class VI Serie II (Quarterly interest, principal payable at maturity)	Ps.	2017	Badlar + 425 b.p.	109,845	—
Tarjetas Naranja S.A. Class XVIII Serie II (Interest fixed, quarterly interest, principal payable at maturity)	Ps.	2014	Badlar + 400 b.p.	—	102,782
Tarjetas Naranja S.A. Class XIII (Interest fixed semi-annual interest, principal payable in 3 annual quotas )	US$	2017	9.00%	1,714,813	1,297,091
Tarjetas Naranja S.A. Class XXII Serie II (Interest fixed, quarterly interest, principal payable at maturity)	Ps.	2015	Badlar + 375 b.p.	114,510	113,447
Tarjetas Naranja S.A. Class XXIII Serie II (Interest fixed, quarterly interest, principal payable at maturity)	Ps.	2015	Badlar + 450 b.p.	152,272	150,605
Tarjetas Naranja S.A. Class XX Serie II (Interest fixed, quarterly interest, principal payable at maturity)	Ps.	2014	Badlar + 425 b.p.	—	209,644
Tarjetas Naranja S.A. Class XXI Serie II (Interest fixed, quarterly interest, principal payable at maturity)	Ps.	2014	Badlar + 439 b.p.	—	197,080
Tarjetas Naranja S.A. Class XIX Serie II (Interest fixed, quarterly interest principal payable at maturity)	Ps.	2014	Badlar+419 b.p.	—	113,142

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

			Annual	December 31,
	Currency	Maturity	Interest Rate	2014	2013
CFA Class VI Serie II (Quarterly interest, principal payable at maturity)	Ps.	2014	Badlar + 230 b.p.	—	23,927
CFA Class VII Serie II (Quarterly interest, principal payable at maturity)	Ps.	2014	Badlar + 375 b.p	—	111,138
CFA Class VIII Serie II (Quarterly interest, principal payable at maturity)	Ps.	2014	Badlar + 440 b.p	—	157,292
CFA Class IX Serie II (Quarterly interest, principal payable at maturity)	Ps.	2014	Badlar + 293 b.p	—	154,501
CFA Class X Serie II (Quarterly interest, principal payable at maturity)	Ps.	2015	Badlar + 425 b.p	123,824	123,601
Grupo Financiero Galicia Class III (Semi-annual interest, principal payable at maturity)	Ps.	2014	Badlar + 359 b.p.	—	75,038
Grupo Financiero Galicia Class IV (Semi-annual interest, principal payable at maturity)	Ps.	2014	Badlar + 349 b.p.	—	216,005

TOTAL		Ps.		9,707,706	7,283,300

			Annual	December 31,
	Currency	Maturity	Interest Rate	2014	2013
Short-term liabilities:

Tarjetas Cuyanas S.A. Class XI Serie I (Quarterly interest, principal payable at maturity)	Ps.	2014	20.50%	—	13,109
Tarjeta Naranja Class XXIII Serie I (Quarterly interest, principal payable at maturity)	Ps.	2014	25.00%	—	34,680
Tarjeta Naranja Class XXII Serie I (Quarterly interest, principal payable at maturity)	Ps.	2014	21.00%	—	41,925

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

			Annual	December 31,
	Currency	Maturity	Interest Rate	2014	2013
CFA Clase XI serie I (Quarterly interest, principal payable at maturity)	Ps.	2015	Badlar + 297 b.p.	49,742	—
CFA Clase XII serie I (Quarterly interest, principal payable at maturity)	Ps.	2015	Badlar + 247 b.p.	49,741	—
CFA Clase XIII serie I (Quarterly interest, principal payable at maturity)	Ps.	2015	2,75%	128,152	—
CFA Class IX Serie I (Quarterly interest, principal payable at maturity)	Ps.	2014	18.89%	—	44,855
CFA Class X Serie I (Quarterly interest, principal payable at maturity)	Ps.	2014	23.50%	—	26,059
TOTAL		Ps.		227,635	160,628

Total Negotiable Obligations		Ps.		9,935,341	7,443,928

(1)	Only principal, except for Subordinated Obligations which include accrued interest for Ps. 153,023 and 86,347, as of December 31, 2014 and 2013, respectively.

As of December 31, 2014 and 2013, interest and principal on all of the above debt securities denominated in U.S. dollars were payable in U.S. dollars.

Accrued interest on the above liabilities for Ps. 240,370 and Ps. 167,715 as of December 31, 2014 and 2013, respectively, was included in “Other” under the caption “Other Liabilities Resulting from Financial Brokerage” in the accompanying balance sheet.

Long-term negotiable obligations as of December 31, 2014 mature as follows:

Maturity Long Term
Past Due (*)	6,696
2015	2,651,263
2016	1,633,718
2017	794,802
2018	2,555,412
2019	2,065,815
Thereafter	—

9,707,706

(*)	Corresponds to past due debt not yet restructured.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

15. Balances in Foreign Currency.

The balances of assets and liabilities denominated in foreign currencies (principally in U.S. dollars) were as follows:

	December 31,
	2014		2013
Assets:
Cash and due from banks	Ps.	8,006,938	Ps.	5,108,580
Government and private securities		1,253,341		1,022,866
Loans		2,799,713		2,912,322
Other receivables resulting from financial brokerage		878,860		633,389
Credits for leases		23,835		27,536
Equity investments in other companies		4,390		24,839
Miscellaneous receivables		25,094		28,848
Unallocated items		87		15
Other assets		7,090		3,770

Total	Ps.	12,999,348	Ps.	9,762,165

Liabilities:
Deposits	Ps.	4,822,285	Ps.	3,677,341
Other liabilities resulting from financial brokerage		6,290,038		5,095,556
Miscellaneous liabilities		21,637		13,876
Subordinated Negotiable Obligations		2,065,815		1,656,297
Provisions		4,464		2,992
Unallocated items		95		17
Other Liabilities		7,248		5,816

Total	Ps.	13,211,582	Ps.	10,451,895

The Group covers its foreign currency mismatch through foreign currency futures transactions. These transactions are carried out through auto-regulated markets (MAE / ROFEX) and with customers.

16. Transactions with Related Parties.

The Group has granted loans to certain related parties including related officers, equity-method investees and consolidated companies. Total loans outstanding as of December 31, 2014 and 2013, amounted to Ps. 394,381 and Ps. 315,160, respectively, and the change from December 31, 2013 to December 31, 2014, reflects payments amounting to Ps. 36,051 and advances of Ps. 113,357. Furthermore, there were foreign exchange differences of Ps. 1,915 on the above-mentioned portfolio between those dates.

Such loans were made in the ordinary course of business at normal credit terms, including interest rates and collateral requirements, and, in management’s opinion, such loans represent normal credit risk.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

17. Detail of Statement of Income Accounts.

	December 31,
	2014		2013		2012
Financial Income

Interest on other receivables resulting from financial brokerage:
Interest on purchased certificates of deposits		67,847		56,434		31,537
Advance payment leasing		49,002		17,699		7,006
Other		54,021		12,190		6,874

	Ps.	170,870	Ps.	86,323	Ps.	45,417

Other:
Premiums on forward purchases of Government securities under repos		34,815		8,504		74,965
Interest on pre-export and export financing		84,561		77,546		96,554
Result from other credits by financial brokerage		139,317		—		—
Net position of forward transactions in pesos		830,222		578,158		26,023
Other		3,078		4,956		—

	Ps.	1,091,993	Ps.	669,164	Ps.	197,542

Financial Expenses

Interest on other liabilities resulting from financial brokerage:
Interest on negotiable obligations		1,174,736		713,392		424,067
Interest on other liabilities resulting from financial brokerage from other banks and international entities		342,261		232,234		183,461

	Ps.	1,516,997	Ps.	945,626	Ps.	607,528

Other interest:
Interest for other deposits		77,048		23,026		47,780
Other		4,138		5,309		6,806

	Ps.	81,186	Ps.	28,335	Ps.	54,586

Other:
Premiums on repo transactions		24,173		13,711		34,592
Contributions and taxes on financial income		1,328,762		933,473		572,598
Net position of forward transactions in pesos		263,014		—		—
Other		337		1,799		48,195

	Ps.	1,616,286	Ps.	948,983	Ps.	655,385

Income from services

Other:
Commissions on credit cards		3,685,519		2,611,441		1,892,698
Safety rental		167,125		124,030		98,720
Insurance premiums		292,676		287,171		163,702
Other		998,342		593,006		447,169

	Ps.	5,143,662	Ps.	3,615,658	Ps.	2,602,289

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

	December 31,
	2014		2013		2012
Expenses for services

Other:
Gross revenue taxes		606,436		421,807		258,251
Linked with credit cards		325,568		340,477		393,236
Other		443,368		305,599		165,993

	Ps.	1,375,372	Ps.	1,067,883	Ps.	817,480

Administrative expenses

Other operating expenses:
Rentals		293,180		223,152		163,587
Electricity and communications		248,968		217,006		191,664
Maintenance and repair expenses		204,569		163,015		127,795
Security Services		292,606		217,836		165,512
Other operating expenses		103,993		83,094		65,624

	Ps.	1,143,316	Ps.	904,103	Ps.	714,182

Miscellaneous income

Other:
Income from Sale of Bank Premises and Equipment		3,325		769		835
Income from Transactions with Miscellaneous Assets		4,911		2,686		4,447
Leases		2,356		2,071		1,977
Adjustments and Interest on miscellaneous receivables		152,913		61,177		54,129
Others		114,515		85,240		58,283

	Ps.	278,020	Ps.	151,943	Ps.	119,671

Miscellaneous losses

Other:
Adjustment to Interest on Miscellaneous Liabilities		781		902		679
Donations		23,410		17,847		14,829
Turnover Tax		17,435		10,399		5,884
Claims		37,617		28,252		8,189
Others		75,844		45,266		30,154

	Ps.	155,087	Ps.	102,666	Ps.	59,735

18. Income Taxes.

Income tax for the fiscal years ended December 31, 2014, 2013 and 2012, amounted to Ps. 1,992,272, Ps. 1,231,995 and Ps. 789,278, respectively. The statutory income tax rate for all the fiscal years presented was 35%.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

As of December 31, 2014 and 2013, the consolidated Group’s MPIT available to credit against future income tax amounts to Ps. 10,844 and Ps. 16,899, respectively, and is recognized as Miscellaneous Receivables in the consolidated balance sheet. Such MPIT expires over the following ten years, as follows:

Prescription date	Book Value
2014		5,848
2015		10
2016		95
2017		267
2018		355
2019		576
2020		681
2021		397
2022		964
2023		1,651

	Ps.	10,844

19. Shareholders’ Equity and Restrictions Imposed on the Distribution of Dividends.

The distribution of retained earnings in the form of dividends is governed by the Corporations Law and C.N.V. regulations. These rules obligate Grupo Galicia to transfer 5% of its net income to a legal reserve until the reserve reaches an amount equal to 20% of the company’s capital stock.

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

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital. For these purposes, this shall be done by deducting from its assets and Unappropriated Retained Earnings all the items mentioned in the paragraph above.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

Through Board of Directors’ Resolution No. 4, the Argentine Central Bank decided that the Bank be considered, for all purposes, a Domestic Systemically Important Bank (D-SIB). Consequently, for the calculation of the distribution of profits, an additional capital requirement equivalent to 1% of the risk-weighted assets shall be complied with as from December 2014.

In addition to the above-mentioned, the Argentine Central Bank requires that computable capital in excess over the minimum capital requirements, be equal to 75%. Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendence of Financial and Foreign Exchange Institutions, whose intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

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

In addition, Grupo Financiero Galicia meets the minimum capital requirements established by the Corporations Law, which amount to Ps. 100.

Pursuant to Argentine Central Bank regulations, Banco Galicia is required to maintain a minimum capital, which is calculated by weighting the risks related to assets and to the balances of bank premises and equipment and miscellaneous and intangible assets.

As called for by Argentine Central Bank regulations, as of December 31, 2014 and 2013, the minimum capital requirements were as follows:

	Minimum Capital		Computable Capital		Computable Capital as a % of Minimum Capital
December 31, 2014	Ps.	7,077,104	Ps.	10,132,927	143.18
December 31, 2013	Ps.	5,690,525	Ps.	7,512,978	132.03

21. Earnings per Share.

The Company is required to present earnings per share information for all periods presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income for the year by the weighted-average number of common shares outstanding during the year (1,300,265, 1,261,080 and 1,241,407 for the fiscal years ended December 31, 2014, 2013 and 2012, respectively).

Basic EPS for the fiscal years ended December 31, 2014, 2013 and 2012, were 2.567, 1.446 and 1.076, respectively.

There are no dilutive financial instruments outstanding for any of the fiscal years presented.

22. Contribution to the Deposit Insurance System.

Law No. 24,485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such amount has been established at Ps. 120 until October 2014, increasing to Ps. 350 as from November 1, 2014.

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

The Argentine Central Bank set the monthly contributions financial institutions shall make to the Deposit Insurance Fund at 0.015% until October 2014, increasing to 0.06% per month as from November 2014. The aforementioned contribution shall be made with regard to the monthly average deposits.

As of December 31, 2014, 2013 and 2012, the standard contribution to the Deposits Insurance System amounted to Ps. 151,450, Ps. 75,235 and Ps. 57,316, respectively, recorded in the Consolidated Statements of Income in Financial Expenses under the caption “Contributions made to Deposit Insurance Fund”.

23. Balance Sheet and Statement of Income.

The presentation of financial statements according to the Argentine Central Bank rules differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (Article 9).

The following balance sheet presents Grupo Financiero Galicia’s balance sheet as of December 31, 2014 and 2013, as if they had followed Article 9 balance sheet disclosure requirements using Argentine Banking GAAP.

	December 31,
	2014		2013
Assets:
Cash and due from banks	Ps.	16,963,289	Ps.	12,573,869
Interest-bearing deposits in other banks		261,118		586,123
Federal funds sold and securities purchased under resale agreements or similar agreements		16,989		135,000
Trading account assets		10,533,715		3,329,314
Investment securities		4,298,869		4,820,844
Loans		68,100,871		55,820,207
Allowances for loan losses		(2,620,917)		(2,128,647)
Miscellaneous receivables		1,446,578		1,010,203
Bank Premises and Equipment		1,553,718		1,394,243
Intangible Assets		1,800,622		1,434,230
Other assets		5,024,270		4,261,421

Total assets	Ps.	107,379,122	Ps.	83,236,807

Liabilities and Shareholders’ Equity:
Deposits	Ps.	64,100,625	Ps.	50,955,764
Short-term borrowing		1,398,122		1,068,201
Other liabilities		977,476		742,923
Amounts payable for spot and forward purchases to be settled		250,636		247,366
Other liabilities resulting from financial brokerage		15,523,549		11,256,723
Long-term debt		10,354,817		8,497,988
Miscellaneous Liabilities		3,380,664		2,475,782
Contingent liabilities		365,783		442,872

Total Liabilities		96,351,672		75,687,619

Common Stock		1,300,265		1,300,265
Other stockholders’ equity		8,946,159		5,646,964
Non-controlling Interest		781,026		601,959

Total Equity		11,027,450		7,549,188

Total Liabilities and Equity	Ps.	107,379,122	Ps.	83,236,807

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

The statement of income presented below discloses the categories required by Article 9 using Argentine Banking GAAP:

	December 31,
	2014		2013		2012
Interest income:
Interest and fees on loans	Ps.	16,545,320	Ps.	11,715,828	Ps.	8,189,439
Interest and dividends on investment securities: Non taxable interest income		58,310		120,743		264,436
Interest on interest bearing deposits with other banks		4		17		70
Interest on other receivables from financial brokerage		380,815		241,363		239,633
Trading account interest, net		2,079,848		605,088		579,764

Total interest income	Ps.	19,064,297	Ps.	12,683,039	Ps.	9,273,342

Interest expense
Interest on deposits		6,609,494		3,787,044		2,246,915
Interest on securities sold under agreements to repurchase		24,173		13,711		34,592
Interest on short-term liabilities from financial intermediation		64,908		63,493		55,427
Interest on long-term liabilities from financial intermediation		1,911,782		1,147,495		733,126

Total interest expense		8,610,327		5,011,743		3,070,060

Net interest income		10,453,970		7,671,296		6,203,282

Provision for loan losses, net of reversals		2,182,197		1,531,409		1,115,940

Net interest income after provision for loan losses	Ps.	8,271,773	Ps.	6,139,887	Ps.	5,087,342

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

	December 31,
	2014		2013		2012
Non-interest income:
Service charges on deposit accounts	Ps.	1,340,684	Ps.	868,733	Ps.	646,962
Credit-card service charges and fees		3,260,308		2,468,989		1,793,157
Other commissions		3,552,606		2,717,643		2,083,574
Income from equity in other companies		213,380		123,710		117,420
Premiums and commissions on insurance business		1,238,029		904,895		651,871
Other		1,370,711		799,806		35,493

Total non-interest income	Ps.	10,975,718	Ps.	7,883,776	Ps.	5,328,477

Non-interest expense:
Commissions		2,000,848		1,573,318		1,195,647
Salaries and social security charges		4,549,187		3,681,167		2,784,715
Fees and external administrative services		1,069,935		925,975		678,425
Depreciation of bank premises and equipment		172,582		152,856		117,246
Personnel services		150,353		127,706		158,130
Rentals		293,180		223,152		163,587
Electricity and communications		248,967		217,006		191,664
Advertising and publicity		413,927		382,949		359,251
Taxes		2,954,855		2,048,857		1,329,765
Amortization of organization and development expenses		332,197		247,255		198,747
Maintenance and repair expenses		204,569		163,015		127,795
Amortization of “Amparo claims”		4,803		8,791		16,452
Other Provisions and reserves		209,958		212,171		166,991
Other		1,082,157		795,146		615,508

Total non-interest expense	Ps.	13,687,519	Ps.	10,759,364	Ps.	8,103,923

Income before tax expense		5,559,972		3,264,299		2,311,896
Income tax expense		1,992,272		1,231,995		789,278

Net Income	Ps.	3,567,700	Ps.	2,032,304	Ps.	1,522,618

Less: Net income attributable to non-controlling interest		229,910		208,651		186,403

Net Income attributable to Controlling interest	Ps.	3,337,790	Ps.	1,823,653	Ps.	1,336,215

Basic EPS		2.567		1.446		1.076

Diluted EPS		2.567		1.446		1.076

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

The carrying value and market value of each classification of Investment securities in the Article 9 balance sheet were as follows:

	December 31, 2014					December 31, 2013
	Carrying value		Unrealized		Market value	Carrying value		Unrealized			Market value
			Gains	Losses				Gains		Losses
Securities issued by the National Government
Bonar 2015 Bonds		—	—	—	—		392,033		199,984	—		396,474
Galtrust I		788,163	563,244	—	806,333		743,442		513,325	—		743,442
Other Debt Securities and Participation Certificates
Almafuerte Special Fund		—	—	—	—		170,688		—	3,155		170,668
Other assets		3,510,706	—	—	3,506,674		3,514,681		—	—		3,508,380

TOTAL	Ps.	4,298,869	563,244	—	4,313,007	Ps.	4,820,844	Ps.	713,309	3,155	Ps.	4,818,983

The maturities as of December 31, 2014, of the Investment securities included in the Article 9 balance sheet were as follows:

	December 31, 2014
	Carrying Value		Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years but within 10 years	Maturing after 10 years
Galtrust I		788,163	247,829	540,334	—	—
Other assets		3,510,706	2,624,196	821,605	19,560	45,345

TOTAL	Ps.	4,298,869	2,872,025	1,361,939	19,560	45,345

The following table presents realized gains and losses from AFS securities:

Year ended December 31,	2014	2013	2012
Proceeds from sales	(196,829)	—	—
Gross realized gains	49,919	—	—
Net unrealized gains / (losses)	(146,910)	(26,642)	(64,015)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

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

	December 31,
	2014		2013		2012
Total revenues:(*)
Republic of Argentina	Ps.	30,964,747	Ps.	21,333,600	Ps.	15,316,558
Republic of Uruguay		4,195		3,505		2,362
Grand Cayman Island		—		3,475		4,973
Net income (loss), net of monetary effects allocable to each country:
Republic of Argentina		3,343,584		1,822,804		1,339,953
Republic of Uruguay		(5,794)		2,156		(2,734)
Grand Cayman Island		—		(1,307)		(1,004)
Total assets:
Republic of Argentina		107,260,304		83,074,584		63,389,181
Republic of Uruguay		54,174		79,660		68,008
Grand Cayman Island		—		1,579		1,082
Bank Premises and Equipment
Republic of Argentina		1,553,718		1,394,243		1,191,509
Republic of Uruguay		—		—		—
Grand Cayman Island		—		—		—
Miscellaneous assets
Republic of Argentina		404,312		233,479		184,740
Republic of Uruguay		—		—		—
Grand Cayman Island		—		—		—
Goodwill
Republic of Argentina		24,990		13,249		8,888
Republic of Uruguay		—		—		—
Grand Cayman Island		—		—		—
Other intangible assets
Republic of Argentina		1,775,632		1,420,981		1,076,129
Republic of Uruguay		—		—		—
Grand Cayman Island		—		—		—
Geographical segment assets as a percentage of total assets
Republic of Argentina		99.95%		99.90%		99.89%
Republic of Uruguay		0.05%		0.10%		0.11%
Grand Cayman Island		—		—		—

(*)	The caption Revenues include financial income, income from services, income from insurance activities and miscellaneous income.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

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

A summary of the credit exposure related to these items is shown below:

	December 31,
	2014		2013
Commitments to extend credit	Ps.	5,965,652	Ps.	4,423,341
Standby letters of credit		634,347		579,169
Guarantees granted		467,039		430,915
Acceptances		103,515		146,394

Commitments to extend credit are agreements to lend to a customer at a future date, subject to the meeting of the contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements of the Group. The Group evaluates each customer’s creditworthiness on a case-by-case basis. In addition to the above commitments, as of December 31, 2014 and 2013, the available purchase limits for credit card holders amounted to Ps. 102,141,382 and Ps. 67,768,459, respectively.

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

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Group may require counter-guarantees. These financial customer guarantees are classified by type, as follows:

	December 31,
	2014		2013
Preferred counter-guarantees	Ps.	42,228	Ps.	24,311
Other counter-guarantees		127,319		146,816

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

The Group accounts for checks drawn on it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time when the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:

	December 31,
	2014		2013
Checks drawn on the Bank	Ps.	1,740,377	Ps.	1,112,400
Checks drawn on the other Bank		1,614,617		1,310,307
Bills and other items for collection		9,711,137		7,173,809

As of December 31, 2014 and 2013, the trusts’ funds amounted to Ps. 6,364,522 and Ps. 6,136,496, respectively.

In addition, the Group had securities in custody, which as of December 31, 2014 and 2013, amounted to Ps. 38,365,118 and Ps. 26,175,532 respectively.

As of December 31, 2014, the Group also has off-balance sheet contractual obligations arising from the leasing of certain properties used as a part of its distribution network. The estimated future lease payments in connection with these properties are as follows:

2015		212,265
2016		251,037
2017		260,736
2018		268,253
2019		285,777
2020 and After		608,671

Total	Ps.	1,886,739

26. Derivative Financial Instruments.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

The derivative instruments held by the Group as of December 31, 2014 and 2013 were as follows:

Type of Contract	Underlying	Average Weighted Maturity Term	Notional Amount as of December 31, 2014	Net Book Value as of December 31, 2014 Asset / (Liability)	Net Book Value as of December 31, 2013 Asset / (Liability)	Fair Value as of December 31, 2014	Fair Value as of December 31, 2013
FORWARDS (a)
- Purchases	Foreign currency	2 months	9,284,396	1,131	(13,842)	1,131	(13,842)
- Sales	Foreign currency	2 months	4,773,359	—	—	—	—

FORWARDS (b) clients
- Purchases	Foreign currency	—	—	—	(38,334)	—	(38,334)
- Sales	Foreign currency	2 months	1,774,953	(2,105)	—	(2,104)	—

INTEREST RATE SWAP (c)
- Variable for fixed interest rate	Other	7 months	31,000	—	—	—	—
- Fixed for variable interest rate	Other	12 months	20,000	—	—	—	—

INTEREST RATE SWAP (d) clients
- Fixed for variable interest rate	Other	4 months	129,267	(585)	(245)	(584)	(245)
- Variable for fixed interest rate	Other	5 months	60,002	357	581	357	581

(a)	These transactions are made through recognized exchange markets, such as Mercado Abierto Electrónico (MAE) and Mercado a Término de Rosario (ROFEX).

The general settlement method for these transactions does not require delivery of the traded underlying notional, rather, settlement is carried out on a daily basis for the difference, if any, between the closing price of the underlying and the closing price or value of the underlying corresponding to the previous day, the difference in price being charged to income.

As of December 31, 2014 and 2013 there are pending purchases forwards transactions amounting to Ps. 1,131 and Ps. (13,842), respectively.

(b)	These transactions have been conducted directly with customers. The Group records under “Other Receivables from Financial Brokerage” and / or “Other Liabilities Resulting from Financial Brokerage”, as the case may be, the difference between the agreed foreign currency exchange rate and an average between such exchange rate at the end of the year according with the future prices published by ROFEX and MAE.
(c)	These transactions are conducted within the environment created by the MAE, and the settlement thereof is carried out on a monthly basis, in pesos, for the difference between the cash flows calculated using a variable rate (Badlar for time deposits of 30 to 35 days of private banks) and the cash flows calculated using a fixed rate, or vice versa, on the notional value traded, the difference in price being charged to income.

In case accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

(d)	These transactions have been conducted directly with customers pursuant to the above mentioned conditions.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

27. Disclosure about Fair Value of Financial Instruments.

These estimates were made at the end of December 2014 and 2013. Because many of the Bank´s financial instruments do not have a readily trading market from which to determine a fair value, the disclosures are based upon estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.

To measure fair values of financial instruments, it has been established a hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities, as follows:

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

In order to determine the fair value, cash flows were discounted for each category or group of loans having similar characteristics, based on credit risk, guarantees and/or maturities, using rates offered for similar loans by the Bank as of December 31, 2014 and 2013, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

	2014
	Book Value		Fair Value		Level 1		Level 2		Level 3
Derivative activities: (see Note 26)
Assets	Ps.	117,016	Ps.	117,016	Ps.	117,016	Ps.	—	Ps.	—
Liabilities		118,218		118,218		118,218		—		—
Non derivative activities:
Assets:

Cash and due from banks (1)	Ps.	16,959,205	Ps.	16,959,205	Ps.	16,959,205	Ps.	—	Ps.	—
Government securities (2)		10,010,150		10,006,424		10,006,424		—		—
At fair market value		6,027,497		6,027,497		6,027,497		—		—
At acquisition cost plus IRR		3,982,257		3,978,531		3,978,531		—		—
Private Securities		396		396		396		—		—
Loans (3)		66,608,201		66,825,459		—		—		66,825,459
Others (4)		6,732,392		6,715,564		—		—		6,715,564

Liabilities:
Deposits (5)	Ps.	64,666,037	Ps.	64,724,134	Ps.	—	Ps.	—	Ps.	64,724,134

Other liabilities resulting from financial Intermediation:
Banks and international entities and Loans from Domestic Financial Institutions (6) and
Negotiable obligations (7)		12,024,292	Ps.	11,452,166		—		—		11,452,166
Others (8)		13,258,859	Ps.	13,248,319		—		—		13,248,319

	2013
	Book Value		Fair Value		Level 1		Level 2		Level 3
Derivative activities: (see Note 26)
Assets	Ps.	15,068	Ps.	15,068	Ps.	15,068	Ps.	—	Ps.	—
Liabilities		66,908		66,908		66,908		—		—
Non derivative activities:
Assets:
Cash and due from banks (1)	Ps.	12,560,345	Ps.	12,560,345	Ps.	12,560,345	Ps.	—	Ps.	—
Government securities (2)		3,987,329		3,988,426		3,988,426		—		—
At fair market value		1,691,711		1,691,711		1,691,711		—		—
At acquisition cost plus IRR		2,265,193		2,266,290		2,266,290		—		—
Private Securities		30,425		30,425		30,425		—		—
Loans (3)		55,264,926		55,635,740		—		—		55,635,740
Others (4)		5,771,028		5,706,651		—		—		5,706,651

Liabilities:
Deposits (5)	Ps.	51,395,323	Ps.	51,376,354	Ps.	—	Ps.	—	Ps.	51,376,354
Other liabilities resulting from financial Intermediation:
Banks and international entities and Loans from Domestic Financial Institutions (6) and
Negotiable obligations (7)		9,758,677		10,007,419		—		—		10,007,419
Others (8)		9,507,756		9,492,701		—		—		9,492,701

The following is a description of the estimating techniques applied:

(1) Cash and due from banks: By definition, cash and due from banks are short-term and do not possess credit loss risk. The carrying values as of December 31, 2014 and 2013 are a reasonable estimate of fair value and are classified within level 1 of the valuation hierarchy.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

(2) Government securities: As of December 31, 2014 and 2013 holdings recorded at fair market value correspond to government bonds and securities issued by Argentine Central Bank which are carried at fair value. As of December 31, 2014, holdings recorded at their acquisition cost plus the IRR correspond mainly to BAADE bonds, securities issued by provinces governments and securities issued by Argentine Central Bank which fair value correspond to their quoted market value. As of December 31, 2013, holdings recorded at their acquisition cost plus the IRR also included Bonar 2015 bonds subscribied through exchange.

Holding recorded at fair value: Where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1securities include national and government bonds, instruments issued by Argentine Central Bank and corporate securities.

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

(4) Others: Includes other receivables from financial brokerage and equity investments in other companies. This caption includes financial trusts participation certificates for which their fair value is estimated using valuation techniques to convert the future amounts to a single discounted present amount. The measurement is based on the value indicated by current market expectation about those future amounts. The estimation of the cash flows is based on the future cash flows from the securitized assets, considering the prepayments, historical loan performance, etc, Equity investments in companies where significant influence is exercised are not considered Financial Instruments, and equity investments in other companies are carried at market value less costs to sell.

Securitizations include the consolidated assets of Galtrust I. The fair value was determined by using the fair value of the underlying assets (Bogar Bonds). No changes in the valuation technique took place during the year.

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

The fair value of “Deposits” is classified as Level 3 of the valuation hierarchy where significant unobservable inputs were used to calculate the fair value. The valuation technique used to obtain the fair value was an income approach using discounted cash flows. No changes in the valuation technique took place during the year. For floating- or adjustable-rate deposits, which mature or are repriced within a short

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate deposits, market prices are not generally available and the fair values are estimated discounting the estimated future cash flows based on the contracted maturity of the deposits. The discount rates are based on the current market rates corresponding to the applicable maturity

(6) Banks and international entities and loans from domestic financial institutions: Includes credit lines borrowed under different credit arrangements from local and foreign banks and entities. Most of them were restructured as of May 2004. As of December 31, 2014 and 2013, when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

The fair value of “Banks and international entities and loans from domestic financial institutions” is classified as Level 3 of the valuation hierarchy where significant unobservable inputs were used to calculate the fair value. The valuation technique used to obtain the fair value was an income approach using discounted cash flows. No changes in the valuation technique took place during the year.

(7) Negotiable obligations: As of December 31, 2014 and 2013, the fair value of negotiable obligations was determined based on quoted market prices and when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

Negotiable Obligations where quoted market prices are available are classified within level 1 of the valuation hierarchy.

The fair values of “Negotiable obligations” where no quoted market are available are classified as Level 3 of the valuation hierarchy where significant unobservable inputs were used to calculate the fair value. The valuation technique used to obtain the fair value was an income approach using discounted cash flows. No changes in the valuation technique took place during the year.

(8) Others: Includes other liabilities resulting from financial brokerage. Their fair value was estimated at the expected future cash flows based on contractual maturity discounted at the estimated market rates of similar liabilities at year-end.

The fair value of “Others” is classified as Level 3 of the valuation hierarchy where significant unobservable inputs were used to calculate the fair value. The valuation technique used to obtain the fair value was an income approach using discounted cash flows. No changes in the valuation technique took place during the year.

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

Furthermore, taking into consideration the financial condition and the evolution estimated in the liquidation process, shareholders decided to reduce the company’s computable capital for a value equal to US$ 2,069 through the voluntary redemption of shares, which was carried out on October 18, 2010. During 2013 and 2014, shareholders decided two new voluntary redemptions of shares. These redemptions were carried out for a value equal to US$ 2,127 and US$ 3,337, on November 18, 2013 and September 10, 2014, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

As of December 31, 2014 and 2013, Banco Galicia Uruguay S.A. (in liquidation)’s Shareholder’s Equity amounted to Ps. 48,692 and Ps. 62,732.

29. Preferred Liabilities of the former Banco Almafuerte Coop. Ltdo.

As a consequence of the dissolution of former Banco Almafuerte Coop. Ltdo., the Bank assumed certain preferred liabilities corresponding to five branches of said financial institution. As a counterpart, the Bank received a Class “A” Participation Certificate of the Nues Trust Fund and has been involved in the creation of a Special Fund. Both transactions were implemented pursuant to Resolution No. 659 dated November 27, 1998, adopted by the Board of Directors of the Argentine Central Bank within the framework of Section 35 bis section II, clauses a) and b) of the Financial Institutions Law.

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

As of December 31, 2013 the underlying assets of the Special Fund were invested in Bonar 2014 Bonds amounting to Ps. 379,307. The Bank held 45% of the Special Fund at that date, which was recorded under caption “Other Receivables from Financial Brokerage” for an amount of Ps. 170,688.

On January 2014 the Special Fund was fully settled.

30. Financial Trusts.

a) Financial trusts with the Bank as trustor outstanding at fiscal year-end:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred	Book Value of Securities Held in Own Portfolio
						12.31.14		12.31.13
Galtrust I	10.13.00	02.04.18	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$ 490,224 (*)	Ps.	788,163	Ps.	743,442
Galicia	04.16.02	05.06.32	Bapro Mandatos y Negocios S.A.	National Government Promissory Note Bonds in Pesos at 2% due 2014 (2)	Ps.108,000		—		142,806

(*)	The remaining US$ 9,776 was transferred in cash.
(1)	In exchange for loans to the Provincial Governments.
(2)	In exchange for secured loans. As of February 14, 2014 the financial trust Galicia was settled.

b) As of December 31, 2014 and December 31, 2013, the Bank records financial trusts in its own portfolio:

•	Received as loans repayment for Ps. 876,488 and Ps. 151,539, respectively.

•	Acquired as investments for Ps. 649,313 and Ps. 497,774, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

c) As of December 31, 2014, Compañía Financiera Argentina S.A. has the following financial trust:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred		Book Value of Securities Held in Own Portfolio
							12.31.14		12.31.13
Fideicomiso Financiero CFA Trust I	02.19.14	02.22.16	Deutsche Bank S.A.	Personal Loans	Ps.	180,000	53,192	(*)	—

(*)	It corresponds to Participation Certificates and a Reserve of Ps. 5,000.

d) Trust Activities

•	Trust contracts for purposes of guaranteeing compliance with obligations:

Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to the Bank, amounts as fiduciary property, to be invested according to the following detail:

Date of Contract	Trustor	Balances of Trust Funds		Maturity Date (1)
		Ps.	US$
12.21.09	Las Blondas	1	—	03.31.15
12.07.10	Fondo Fiduciario Aceitero	3,526	—	12.31.15
07.26.11	Tecsan III	42,298	—	07.28.16
03.21.12	Latinoamericana III	4,717	—	04.30.15
03.29.12	Benito Roggio II	16,028	—	03.30.15
04.29.13	Profertil	37	116,500	04.30.18
07.01.13	Ribeiro	93,530	—	06.30.16
10.21.13	Sinteplast	2	—	10.27.16
11.13.13	Tecsan IV	36,055	—	04.28.15
12.20.13	Los Cipreses	2	—	12.28.16
12.28.13	Citrícola Ayui	1	—	01.28.17
09.12.14	Coop. de Trabajadores Portuarios	1,000	—	09.12.16

	Total	197,197	116,500

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

•	Financial trust contracts:

Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		Ps.	US$
07.13.05	Rumbo Norte I	—	4	03.31.15	(3)
10.12.05	Hydro I	5,914	—	09.05.17	(2)
12.05.06	Faid 2011	20	—	03.31.15	(3)
12.06.06	Gas I	27,397	—	12.31.15	(3)
09.05.07	Saturno VII	14	—	03.31.15	(3)
05.06.08	Agro Nitralco II	1,230	—	12.31.15	(3)
05.14.09	Gas II	4,260,476	—	12.31.22	(3)
02.10.11	Cag S.A.	80,036	—	09.30.15	(3)
04.25.11	Faid 2015	32,156	—	02.29.16	(3)
06.08.11	Mila III	3,498	—	10.31.16	(3)
09.01.11	Mila IV	5,870	—	06.30.17	(3)
09.14.11	Cag S.A. II	6,359	—	09.30.15	(3)
10.07.11	Sursem III	59	—	03.31.15	(3)
05.31.12	Fideicred Agro Series I	102	—	03.31.15	(3)
12.27.12	Pla I	3,936	—	08.31.16	(3)
04.03.13	Welfas I	19,011	—	12.31.15	(3)
04.17.13	Sursem IV	142	—	03.31.15	(3)
09.18.13	Don Mario Semillas Series I	201	—	03.31.15	(3)
09.30.13	Fideicred Atanor I	201	—	01.31.15	(3)
11.05.13	Pla II	28,544	—	12.31.16	(3)
11.21.13	Comafi Prendas I	28,086	—	12.31.16	(3)
01.14.14	Fideicred Atanor II	148	—	03.31.15	(3)
02.13.14	Mila V	39,633	—	06.30.19	(3)
06.06.14	Mila VI	41,373	—	10.31.19	(3)
06.18.14	Red Surcos II	44,924	—	10.31.15	(3)
07.08.14	Don Mario Semillas Series II	92,023	—	08.31.15	(3)
07.24.14	Fideicred Atanor III	91,580	—	09.30.15	(3)
07.22.14	Don Mario Semillas Series III	79,582	—	09.30.15	(3)
07.25.14	Fedicred Agro Series II	112,147	—	06.30.15	(3)
10.03.14	Mila VII	30,046	—	02.28.20	(3)
12.02.14	Mas Cuotas Series I	136,276	—	05.01.17	(3)

	Totals	5,170,984	4

(2)	These amounts shall be released monthly until redemption of debt securities.
(3)	Estimated date, since maturity date shall occur at the time of the distribution of all of the trust assets.

e) Banco Galicia’s activities as Security Agent:

e.1) Under the terms and conditions for the issuance of Negotiable Obligations Class I for a F.V. of US$ 25,000 corresponding to INVAP S.E., Banco Galicia entered into an agreement with IVAP S.E. whereby the Bank undertakes the function of Security Agent.

Pursuant to the terms set forth in the above agreement, INVAP S.E. granted in rem rights with first pledge and privilege over payment rights and any other credit right owned by INVAP S.E. in favor of the Security Agent and in representation of the holders of the secured obligations, in order that the latter can guarantee compliance thereof until the redemption of such Negotiable Obligations.

The Bank, in its capacity as Security Agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of December 31, 2014 amount to US$ 34,129 and Ps. 8,125, while as of December 31, 2013 said balances amounted to US$ 22,935 and Ps. 85.

e.2) On April 8, 2011 Banco Galicia was appointed Security Agent to custody the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) that were assigned in favor of Nación Fideicomisos S.A. in its capacity of Trustee of “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

As of December 31, 2014 and 2013, the balances recorded from these transactions amount to US$ 1,364,097 and Ps. 408, respectively.

e.3) In April 2013, at the time of entering into the Contract for the Fiduciary Assignment and Trust for Guarantee Purposes “Profertil S.A.”, the Bank. was appointed security agent with regard to the Chattel Mortgage Agreement, transaction that was completed on June 18, 2013, which additionally secures all the obligations undertaken.

As of December 31, 2014, the balance recorded from these transactions amounts to US$ 116,500.

31. Segment Reporting.

The Company is required to present segment information. Operating segments are defined as components of an enterprise about which separate financial information is available and which is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environments. The information provided for Segment Reporting is based on internal reports used by the CODM.

The Group measures the performance of each of its business segments primarily in terms of “Net income” in accordance with the regulatory reporting requirements of the Argentine Central Bank. Net income and other segment information are based on Argentine Banking GAAP and are consistent with the presentation of the Group’s consolidated financial statements.

The following summarizes the aggregation of Grupo Financiero Galicia´s operating segments into reportable segments:

Banking: corresponds to the results of our banking business and represents the accounts of Banco Galicia and Banco Galicia Uruguay S.A. (en liquidación). The results of Galicia Valores S.A., which is controlled by the Bank are shown under income from equity investments. As of December 31, 2013, it also included the results of Galicia Cayman Ltd. (merged into Banco Galicia during 2014) and Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión (sold to Grupo Financiero Galicia during 2014).

Regional Credit Cards: shows the results of our regional credit card and consumer finance business and represents the accounts of Tarjetas Regionales S.A. consolidated with its subsidiaries. As of December 31, 2014 and 2013, Tarjetas Regionales S.A,’s main subsidiaries were Tarjeta Naranja S.A, and Tarjetas Cuyanas S.A.

CFA Personal Loans: shows the results of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. These Companies were incorporated as of June 30, 2010 in the consolidated financial statements of the Bank.

Insurance: includes the results of our insurance business and represents the accounts of Sudamericana Holding S.A. and its subsidiaries, including the results of the 12.5% interest owned by the Bank. As of December 31, 2014, Grupo Financiero Galicia S.A. maintained, through Sudamericana Holding S.A., controlling interests in Galicia Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Galicia Broker Asesores de Seguros S.A.

Other Grupo Galicia Businesses: shows the results of Galicia Warrants S.A., Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión and Net Investment S.A.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

The column “Adjustments” comprises (i) intercompany transactions between us and our consolidated subsidiaries and among these companies, if corresponding, which are eliminated in our consolidated income statement; (ii) adjustments to compensate for not showing the results of Galicia Valores S.A., Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión consolidated line by line with Banco Galicia but as income from equity investments, while in our consolidated financial statements, the accounts of these companies are shown line by line; (iii) the results corresponding to Non-controlling interests in the Bank and (iv) all of our stand alone income and expenses, including goodwill amortization, different from income from our interests in our subsidiaries.

In Pesos Thousands	Banking	Regional Credit Cards	CFA Personal Loans	Insurance	Other Grupo Galicia Businesses	Adjustments	Consolidated Total
Year ended December 31, 2014
Net Financial Income	6,528,534	1,713,815	1,106,193	145,182	12,131	33,563	9,539,418
Net Income from Services	2,964,979	3,261,005	139,396	—	131,390	(798,422)	5,698,348
Net Operating Revenue	9,493,513	4,974,820	1,245,589	145,182	143,521	(764,859)	15,237,766
Provisions for Loan Losses	1,265,406	775,852	369,992	—	—	—	2,411,250
Administrative Expenses	4,981,252	3,197,351	767,615	268,838	47,519	(41,219)	9,221,356
Net Operating Income	3,246,855	1,001,617	107,982	(123,656)	96,002	(723,640)	3,605,160
Income from Insurance Companies Activities	—	—	—	484,899	—	753,130	1,238,029
Income from Equity Investment
Tarjetas Regionales SA	586,939	—	—	—	—	(586,939)	—
Compañía Financiera Argentina SA	286,886	—	—	—	—	(286,886)	—
Sudamericana Holding SA	28,524	—	—	—	—	(28,524)	—
Others	205,116	(14,283)	1,544	1,273	10	19,720	213,380
Other Income (Loss)	99,096	314,541	101,889	(1,409)	3,588	(14,302)	503,403
Non-controlling interests	—	(144)	—	(1)	—	(229,765)	(229,910)
Pre-tax Income	4,453,416	1,301,731	211,415	361,106	99,600	(1,097,206)	5,330,062
Income tax provision	1,295,000	516,892	82,993	126,616	36,436	(65,665)	1,992,272
Net Income	3,158,416	784,839	128,422	234,490	63,164	(1,031,541)	3,337,790

Average:
Private Loans	43,372,366	12,727,204	2,994,179	—	—	(21,813)	59,071,936
Deposits	54,417,076	—	1,119,773	—	—	(2,433)	55,534,416
End of Period:
Assets	88,800,122	17,184,921	3,713,415	1,019,076	77,835	(3,480,891)	107,314,478
Equity	9,947,944	2,912,575	1,122,632	387,060	355	(4,124,142)	10,246,424

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

In Pesos Thousands	Banking	Regional Credit Cards	CFA Personal Loans	Insurance	Other Grupo Galicia Businesses	Adjustments	Consolidated Total
Year ended December 31, 2013
Net Financial Income	4,424,965	1,453,499	952,273	102,950	5,369	(33,450)	6,905,606
Net Income from Services	2,011,489	2,663,533	108,674	—	27,765	(572,070)	4,239,391
Net Operating Revenue	6,436,454	4,117,032	1,060,947	102,950	33,134	(605,520)	11,144,997
Provisions for Loan Losses	820,634	703,004	252,617	—	—	—	1,776,255
Administrative Expenses	3,963,514	2,597,814	663,146	193,788	16,354	(6,322)	7,428,294
Net Operating Income	1,652,306	816,214	145,184	(90,838)	16,780	(599,198)	1,940,448
Income from Insurance Companies Activities	—	—	—	364,981	—	539,914	904,895
Income from Equity Investment
Tarjetas Regionales SA	464,618	—	—	—	—	(464,618)	—
Compañía Financiera Argentina SA	292,878	—	—	—	—	(292,878)	—
Sudamericana Holding SA	22,219	—	—	—	—	(22,219)	—
Others	84,606	(13,820)	524	190	—	52,210	123,710
Other Income (Loss)	(5,748)	217,466	88,519	(57)	1,863	(6,797)	295,246
Non-controlling interests	—	59	—	—	—	(208,710)	(208,651)
Pre-tax Income	2,510,879	1,019,919	234,227	274,276	18,643	(1,002,296)	3,055,648
Income tax provision	674,000	402,370	91,693	95,827	6,662	(38,557)	1,231,995
Net Income	1,836,879	617,549	142,534	178,449	11,981	(963,739)	1,823,653

Average:
Private Loans	35,341,038	9,909,064	2,706,641	—	—	(51,547)	47,905,195
Deposits	42,144,653	—	919,373	—	—	(293)	43,063,733
End of Period:
Assets	69,080,734	13,181,536	3,673,726	758,155	46,698	(3,585,026)	83,155,823
Equity	6,803,564	2,280,314	1,036,285	287,570	25,554	(3,346,058)	6,947,229

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

In Pesos Thousands	Banking	Regional Credit Cards	CFA Personal Loans	Insurance	Other Grupo Galicia Businesses	Adjustments	Consolidated Total
Year ended December 31, 2012
Net Financial Income	3,188,411	1,169,228	792,607	54,247	275	(16,390)	5,188,378
Net Income from Services	1,477,162	2,052,836	80,011	—	23,197	(433,196)	3,200,010
Net Operating Revenue	4,665,573	3,222,064	872,618	54,247	23,472	(449,586)	8,388,388
Provisions for Loan Losses	593,295	580,143	173,864	—	—	—	1,347,302
Administrative Expenses	3,094,587	2,014,055	524,948	131,821	12,856	(4,633)	5,773,634
Net Operating Income	977,691	627,866	173,806	(77,574)	10,616	(444,953)	1,267,452
Income from Insurance Companies Activities	—	—	—	257,386	—	394,485	651,871
Income from Equity Investment
Tarjetas Regionales SA	342,432	—	—	—	—	(342,432)	—
Compañía Financiera Argentina SA	304,155	—	—	—	—	(304,155)	—
Sudamericana	14,431	—	—	—	—	(14,431)	—
Others	35,839	—	—	—	—	81,581	117,420
Other Income (Loss)	(31,434)	167,728	136,221	257,108	1,623	395,778	927,024
Non-controlling interests	—	(9,779)	—	—	—	(176,624)	(186,403)
Pre-tax Income	1,643,114	785,815	310,027	179,534	12,239	(805,236)	2,125,493
Income tax provision	342,000	351,010	94,003	63,785	4,375	(65,895)	789,278
Net Income	1,301,114	434,805	216,024	115,749	7,864	(739,341)	1,336,215

Average:
Private Loans	25,871,770	7,300,469	2,040,344	—	—	(15,715)	35,196,868
Deposits	32,220,440	—	699,384	—	—	(1,296)	32,918,528
End of Period:
Assets	52,632,797	9,785,157	3,225,719	563,206	41,081	(2,789,689)	63,458,271
Equity	4,959,619	1,797,194	993,752	191,121	20,575	(3,092,183)	4,870,078

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

32. Agreement for the purchases of shares.

On September 10, 2013, a Preliminary Merger Agreement was entered into, which described the terms and conditions of the merger by absorption by Grupo Financiero Galicia, as merging company, of the total assets and liabilities of Lagarcué S.A. and Theseus S.A., as merged companies.

The Preliminary Merger Agreement, the special balance sheets for merger purposes and the consolidated balance sheet for merger purposes, were issued as of June 30, 2013 and approved by Lagarcué S.A. and Theseus S.A. at the Extraordinary Shareholders´ Meetings held on September 10, 2013.

All documentation related to the merger of Lagarcué S.A. and Theseus S.A. into Grupo Galicia was approved at the Extraordinary Shareholders’ Meeting of Grupo Financiero Galicia held on November 21, 2013, including the exchange ratio and the capital increase of Ps. 58,857,580, through the issuance of 58,857,580 Class “B” shares, with a face value of Ps. 1, one vote per share, entitled to participate in the profits of the fiscal year beginning on January 1, 2013.

On December 18, 2013, the Final Merger Agreement was registered in a public deed, with effects as of September 1, 2013. Therefore, 25,454,193 Class “B” shares of Banco Galicia, representing 4.526585% of its capital stock, previously owned by Lagarcué S.A. and Theseus S.A., were transferred to Grupo Financiero Galicia. As a result, Grupo Financiero Galicia owned 560,199,603 shares of Banco Galicia, representing 99.621742% of its capital stock and voting rights, as of December 31, 2013. At the end of the previous fiscal year, it held 533,814,765 shares, representing 94.929658% of the capital stock and voting rights.

On February 27, 2014, through Resolution No. 17300, the Board of Directors of the C.N.V. gave its consent to the merger by absorption of Grupo Financiero Galicia (as merging company) with Lagarcué S.A. and Theseus S.A. (as merged companies) and to Grupo Financiero Galicia’s capital increase, ordering its registration.

The merger by absorption and the dissolution of the merged companies were registered at the Corporation Control Authority (“I.G.J”) on June 12, 2014, while de capital increase of Grupo Financiero Galicia was registered on July 10, 2014.

33. Differences between the Argentine Central Bank’s regulations and Argentine GAAP in force in the Autonomous City of Buenos Aires.

The main differences between the Argentine Central Bank’s regulations and Argentine GAAP are detailed below:

Conversion of financial statements

The conversion into Argentine pesos of the financial statements of the foreign subsidiaries for purposes of their consolidation with Banco Galicia’s financial statements, made in accordance with Argentine Central Bank regulations, differ from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP requires that:

a) The measurements in the financial statements that are stated in fiscal year-end foreign currency (current values, recoverable values), be converted into pesos at the balance sheet date exchange rate; and

b) The measurements that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) in the financial statements, be converted into pesos at the pertinent historical exchange rates, restated at fiscal year-end currency due to the application of Technical Pronouncement No. 17. Quotation differences arising from conversion of the financial statements are treated as financial income or losses, as the case may be.

The application of this criterion does not have a significant impact on the Group’s financial statements.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

Allowance for loan losses – Non-financial public sector

Current Argentine Central Bank regulations on the establishment of allowances provide that receivables from the public sector are not subject to allowances for uncollectibility risk. Under Argentine GAAP, those allowances must be estimated based on the recoverability risk of those assets.

Negative Goodwill

A negative goodwill has been recorded which corresponds to the difference between the acquisition cost paid for the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and their equity method value estimated at the moment of the purchase. Such negative goodwill is recorded under the caption “Liabilities – Provisions”.

Pursuant to the Argentine Central Bank regulations, the negative goodwill has to be charged to income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization. Pursuant to Argentine GAAP, the negative goodwill that is not related to expenses estimations or estimated future losses should be recognized as a gain at the time of the purchase.

As of December 31, 2014 and 2013, the negative goodwill balance amounts to Ps. 49,562 and Ps. 148,685, respectively.

Accounting for income tax according to the deferred tax method

The subsidiaries Banco Galicia and Compañía Financiera Argentina, both subject to the regulations of the Argentine Central Bank, determines the income tax charge by applying the statutory tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

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

Valuation of Government Securities

Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded at their acquisition cost plus the I.R.R. Pursuant to Argentine GAAP the above-mentioned assets must be valued at their fair value.

Debt Securities and Participation Certificates in Financial Trusts

Pursuant to Argentine Central Bank regulations, participation certificates in Galtrust I Financial Trust are recorded at the present value of cash flows discounted by the I.R.R. of instruments with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual is recorded in an asset offset account. According to Argentine GAAP, the above-mentioned asset must be valued at its fair value.

Restructured Loans and Liabilities

Restructured loans and financial obligations are valued based on the actually restructured principal amounts plus accrued interest and principal adjustments, when applicable, minus collections or payments made.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

Penalties Imposed on and Summary Proceedings Brought against Financial Institutions

Argentine Central Bank regulations provide that, as from January 2015, financial institutions shall establish provisions for 100% of the administrative and/or disciplinary penalties, and those of a criminal nature with a judgment from a lower court, imposed or commenced by the Argentine Central Bank, the Financial Information Unit (U.I.F. as per its initials in Spanish - Unidad de Información Financiera), the C.N.V. and the Argentine Superintendency of Insurance, which have been notified to Banco Galicia, regardless their level of importance, even when there are legal or administrative measures that stop the payment of fines, and whichever the legal stage of the case. Furthermore, it provide that financial institutions shall inform such penalties in a note to the financial statements, whether they are determined or not, as well as the summary proceedings commenced by the Argentine Central Bank, as from the moment the institution is given notice thereof.

Pursuant to Argentine GAAP, such contingencies shall be recorded under liabilities when the possibility their effects take place is high and they can be appropriately determined in terms of currency. These shall as well be informed in notes to the financial statements. Contingencies which occurrence is considered to be remote shall not be included in the financial statements or the notes thereto, while those which possibility of occurrence is not considered remote but do not meet the requirements to be recorded under liabilities shall only be informed in notes to the financial statements.

34. Adoption of the International Financial Reporting Standards.

The C.N.V. has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards (“I.F.R.S.”) issued by the I.A.S.B. (International Accounting Standards Board) for certain entities included within the public offering system, whether because of their capital or their negotiable obligations, or because they have requested to be included in such system, for financial statements corresponding to fiscal years started as from January 1, 2012.

The adoption of such standards is not applicable to the Company since the C.N.V. exempts banks, insurance companies and companies that invest in banks and insurance companies. Therefore, due to the fact that Banco Galicia is the Company’s main equity investment, a financial institution subject to the Argentine Central Bank regulations, the Company continued following the valuation and disclosure criteria applied by Banco Galicia for the presentation of the consolidated financial statements.

Furthermore, Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A., institutions which are both included in the public offering system because of their Negotiable Obligations have applied the I.F.R.S as from January 1, 2012.

In February 2014, the Argentine Central Bank decided that financial institutions should comply with the I.F.R.S., effective for fiscal years commenced on January 1, 2018. During 2014, the Argentine Central Bank disclosed the content and formalities that the Implementation Plan for compliance with the I.F.R.S should have.

Through the Risk Management Committee, Banco Galicia’s Board of Directors has become aware of the roadmap established by the Argentine Central Bank and has appointed a coordinator and an alternate coordinator, who shall be in charge of preparing the implementation plan, among other tasks.

The Plan was approved by Banco Galicia’s Board of Directors and submitted on March 27, 2015.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

35. Subsequent events.

On April 29, 2015 our shareholders held a shareholders’ meeting during which they approved the payment of dividends in cash in the amount of Ps. 100 million which represents 7.69% with regard to 1,300,265 in thousands class “A” and “B” shares with a face value of Ps. 1 each.

Tarjetas Regionales

On January 22, 2015, Tarjeta Naranja, a subsidiary of Tarjetas Regionales, issued its Class XXVIII notes in two series, for an aggregate principal amount of Ps.316 million with the following terms and conditions: (i) Ps.187 million of Series I notes, due in October 2015, with a fixed interest rate of 27.5% payable quarterly and with principal that amortizes in full on the maturity date, and (ii) Ps.129 million of Series II notes, due in October 2017, with a variable interest rate equal to Badlar plus 4.5% payable quarterly and with principal that amortizes in quarterly installments in July and October 2016 and in January 2017.

On January 28, 2015 Tarjeta Naranja cancelled the first principal installment of its Class XIII notes for US$67 million together with accrued interest.

During January 2015, the board of directors of Tarjetas Cuyanas, a subsidiary of Tarjetas Regionales, approved the issuance of its Class XIX notes to be issued in two series: i) Series I notes for a nominal amount of Ps.80 million, principal amortizes in full 270 days after the issuance date, fixed interest rate, payable quarterly, and ii) Series II notes for a nominal amount of Ps.80 million, principal amortizes in full 24 months after the issuance date, variable interest rate Badlar plus margin, payable quarterly.

36. Summary of Significant Differences between Argentine Central Bank Rules and United States Accounting Principles.

The following is a description of the significant differences between Argentine Banking GAAP and U.S. GAAP:

a. Income tax.

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and, therefore, income taxes for Banco Galicia and Compañía Financiera Argentina S.A. are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-banking subsidiaries have recognized a deferred tax asset as of December 31, 2014 and 2013.

In addition, the Group records as an asset the credit related with Minimum Presumed Income Tax amounting to Ps. 10,844 and Ps. 16,899 as of December 31, 2014 and 2013 respectively. The MPIT credit will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

Deferred tax assets (liabilities) are summarized as follows:

	December 31, 2014
	ASC 740-10 applied to Argentine GAAP balances		ASC 740-10 applied to U.S. GAAP adjustments		U.S. GAAP Deferred Tax total
Deferred tax assets
Allowance for loan losses – private sector		329,423		(7,774)		321,649
Intangible assets		2,678		177,130		179,808
Impairment of fixed assets and foreclosed assets		—		17,645		17,645
Debt restructuring		—		19,535		19,535
Liabilities		231,541		—		231,541
Others		(7,484)		25,255		17,771

Total gross deferred tax assets	Ps.	556,158	Ps.	231,791	Ps.	787,949

Deferred tax liabilities:
Investments		(49,172)		—		(49,172)
Others		(169,260)		—		(169,260)

Total gross deferred tax liabilities	Ps.	(218,432)	Ps.	—	Ps.	(218,432)

Net deferred income tax asset	Ps.	337,726	Ps.	231,791	Ps.	569,517

	December 31, 2013
	ASC 740-10 applied to Argentine GAAP balances		ASC 740-10 applied to U.S. GAAP adjustments		U.S. GAAP Deferred Tax total
Deferred tax assets
Allowance for loan losses – private sector		188,566		(4,003)		184,563
Intangible assets		997		131,638		132,635
Impairment of fixed assets and foreclosed assets		—		18,134		18,134
Debt restructuring		—		11,618		11,618
Liabilities		168,397		—		168,397
Others		(4,822)		57,763		52,941

Total gross deferred tax assets	Ps.	353,138	Ps.	215,150	Ps.	568,288

Deferred tax liabilities:
Investments		(6,352)		(384)		(6,736)
Others		(94,147)		—		(94,147)

Total gross deferred tax liabilities	Ps.	(100,499)	Ps.	(364)	Ps.	(100,883)

Net deferred income tax asset	Ps.	252,639	Ps.	214,766	Ps.	467,405

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax, calculated on the basis of U.S. GAAP for the fiscal years ended December 31, 2014, 2013 and 2012:

	December 31,
	2014		2013		2012
Income before taxes and non - controlling interest	Ps.	5,605,970	Ps.	2,981,530	Ps.	2,275,736
Tax rate in force		35%		35%		35%
Result for the year at the tax rate		1,962,089		1,043,536		796,508
Permanent tax differences (*)		71,929		132,673		(16,962)

Income tax expense	Ps.	1,890,160	Ps.	1,176,209	Ps.	779,546

(*)	Includes permanent differences originated in operation of shares and dividends non-taxable.

According to the taxable income projections, the Group estimates that it is more likely than not that it will recover the temporary differences and the credit recorded regarding Presumed Minimum Income Tax (See note 2.14) with future taxable income. Therefore, no valuation allowance was provided against the deferred tax assets and presumed minimum income tax.

ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition for uncertain tax positions taken or expected to be taken in a tax return. As of December 31, 2014 and 2013, there were no uncertain tax positions.

The Group classifies income tax-related interest and penalties as income taxes in the financial statements.

The following table shows the tax years open for examination as of December 31, 2014, by major tax jurisdictions in which the Group operates:

Jurisdiction	Tax year
Argentina	2010 – 2014

b. Commissions on loans.

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs. In accordance with U.S. GAAP under ASC 310, loan origination fees net of certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2014 and 2013 amounted to Ps. (67,327) and Ps. (164,210) respectively.

c. Intangible assets.

Goodwill – Recognition and amortization

The following table summarizes the U.S. GAAP shareholders’ equity adjustments as of December 31, 2014 and 2013:

	December 31,
	2014		2013
Goodwill recognition (1)		(21,688)		(7,389)
Reversal of amortizations (2)		48,251		45,693

Total	Ps.	26,563	Ps.	38,304

(1)	Under Argentine Banking GAAP the Company recognized as goodwill the excess paid over book value in the acquisition of non-controlling interest of subsidiaries. Under U.S. GAAP such transactions were treated as equity transactions. Also. the amount includes goodwill recognized under Argentine Banking GAAP, which should be reversed for U.S. GAAP purposes.
(2)	Goodwill is amortized for Argentine Banking GAAP purposes. Under U.S. GAAP, according to ASC 350-20, since June 30, 2001, goodwill is no longer amortized. ASC 350 requires that goodwill should be reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and adjusted in case that impairment is detected. Goodwill amortization recorded under Argentine Banking GAAP has been reversed for U.S. GAAP purposes. During the year ended December 31, 2014, no impairment was recorded.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

Negative Goodwill – Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

As of June 30, 2010, due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired, for the purchase of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. the Group recorded negative goodwill amounting to Ps. 500,608 for Compañía Financiera Argentina S.A. and Ps. 16,764 for Cobranzas y Servicios S.A., respectively, under the caption Liabilities-Provisions. The negative goodwill is subsequently charged to Income on a straight-line basis over 60 months.

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

As of December 31, 2014 and 2013, the Group has a balance of Ps. 49,562 and Ps. 148,685 respectively, related to the negative goodwill which has been reversed for U.S. GAAP purposes.

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

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2014 and 2013 is as follows:

	December 31,
	2014		2013
Capitalized cost expensed for U.S. GAAP purposes		(568,140)		(419,671)
Amortization adjustments		62,054		43,563

Total	Ps.	(506,086)	Ps.	(376,108)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

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

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

a. Allowance for Credit Losses and Recorded Investments in Financial Receivables

The following table presents the allowance for loan losses and the related carrying amount of Financial Receivables for the years ended December 31, 2014 and 2013 respectively:

	As of December 31, 2014
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowances for loan losses:	Ps.		Ps.		Ps.
Beginning balance		1,981,584		179,242		2,160,826
Charge-offs		(1,485,904)		(354,187)		(1,840,091)
Recoveries		—		—		—
Foreign Exchange effect and other adjustments		—		—		—
Provision		2,038,886		296,236		2,335,122

Ending balance	Ps.	2,534,566	Ps.	121,291	Ps.	2,655,857

Ending balance- individually evaluated for impairment		—		97,036		97,036
Ending balance- collectively evaluated for impairment		2,534,566		24,255		2,558,821

Financing receivables:
Ending balance		48,558,500		22,952,937		71,511,437

Ending balance: individually evaluated for impairment		—		258,515		258,515
Ending balance: collectively evaluated for impairment	Ps.	48,558,500	Ps.	22,694,422	Ps.	71,252,922

	As of December 31, 2013
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total

Allowances for loan losses:	Ps.		Ps.		Ps.
Beginning balance		1,668,849		97,225		1,766,074
Charge-offs		(1,168,637)		(135,120)		(1,303,757)
Recoveries		—		—		—
Foreign Exchange effect and other adjustments		—		—		—
Provision		1,481,372		217,137		1,698,509

Ending balance	Ps.	1,981,584	Ps.	179,242	Ps.	2,160,826

Ending balance- individually evaluated for impairment		—		104,730		104,730
Ending balance- collectively evaluated for impairment		1,981,584		74,512		2,056,096

Financing receivables:
Ending balance		37,837,314		21,814,906		59,652,220

Ending balance: individually evaluated for impairment		—		208,592		208,592
Ending balance: collectively evaluated for impairment	Ps.	37,837,314	Ps.	21,606,314	Ps.	59,443,628

b. Loan Charge-offs and recoveries

Under Argentine Banking GAAP, recoveries on previously charged-off loans are recorded directly to income and the amount of charged-off loans in excess of amounts specifically allocated is recorded as a direct charge to the income statement. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value. Under U.S. GAAP, all charge off and recovery activity is recorded through the allowance for loan loss account. Further, loans are generally charged to the allowance account when all or part of the loan is considered uncollectible. In connection

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

with loans in judicial proceedings, resolution through the judicial system may span several years. Loans in judicial proceedings, greater than three years as of December 31, 2014, 2013 and 2012, amounted to Ps. 2,649, Ps.14,744 and Ps. 11,284, respectively. Under U.S. GAAP these loans were completely provisioned. The Bank also classified loans, many of which are in judicial proceedings, which amounted to approximately Ps. 314,988, Ps. 401,365 and Ps. 233,261 as of December 31, 2014, 2013 and 2012, respectively, as uncollectible, although the Bank may hold preferred guarantees. Therefore, the balance of loans and allowance for loan losses would be decreased by these amounts. There is no impact on the Statements of Income or Shareholders’ equity considering that the Bank’s practice involves a reclassification.

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

The following table discloses the amounts of loans considered impaired in accordance with ASC 310, as of December 31, 2014 and 2013:

	As of December 31, 2014
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps.	88,249	Ps.	77,961	Ps.	—

With an allowance recorded:
Commercial
Impaired Loans	Ps.	170,266	Ps.	161,028	Ps.	97,036

Total	Ps.	258,515	Ps.	238,989	Ps.	97,036

	As of December 31, 2013
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps.	39,756	Ps.	38,103	Ps.	—

With an allowance recorded:
Commercial
Impaired Loans	Ps.	168,836	Ps.	156,993	Ps.	104,730

Total	Ps.	208,592	Ps.	195,096	Ps.	104,730

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

The average recorded investments for impaired loans were Ps. 273,769 and Ps. 172,292 for the years ended December 31, 2014 and 2013, respectively.

The interest income recognized on impaired loans amounted to Ps. 7,251, Ps. 11,003 and Ps. 7,738 for the years ended December 31, 2014, 2013 and 2012, respectively.

d. Non-accrual Loans

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk” and “Uncollectible” and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency“and “Uncollectible”.

The following table represents the amounts of nonaccruals, segregated by class of loans, as of December 31, 2014 and 2013, respectively:

	As of December 31,
	2014		2013
Consumer
Advances	Ps.	68,334	Ps.	54,542
Promissory Notes		102,723		52,218
Mortgage Loans		7,329		6,029
Personal Loans		584,675		442,911
Credit Card Loans		1,117,916		986,018
Other Loans		24,259		21,654

Total Consumer	Ps.	1,965,236	Ps.	1,563,372

Commercial
Impaired Loans		81,260		137,402

Total Commercial	Ps.	81,260	Ps.	137,402

Total Non-accrual loans	Ps.	2,046,496	Ps.	1,700,774

An aging analysis of past due loans, segregated by class of loans, as of December 31, 2014 and 2013 were as follows:

	As of December 31, 2014
	30-90 Days Past Due	91-180 Days Past Due	181-360 Days Past Due	Greater than 360	Total Past Due	Current	Total Financing
Consumer
Advances	16,283	23,357	37,430	7,547	84,617	706,343	790,960
Promissory Notes	28,040	44,228	49,347	9,148	130,763	4,222,667	4,353,430
Mortgage Loans	4,433	901	2,338	4,091	11,763	523,867	535,630
Personal Loans	318,827	218,962	315,425	50,288	903,502	7,210,150	8,113,652
Credit Card Loans	644,380	388,939	713,309	75,668	1,822,296	31,981,532	33,803,828
Other Loans	12,204	8,852	7,500	7,906	36,462	924,538	961,000

Total Consumer Loans	1,024,167	685,239	1,125,349	154,648	2,989,403	45,569,097	48,558,500

Commercial:
Performing Loans	—	—	—	—	—	22,694,422	22,694,422
Impaired loans	—	137,827	55,476	61,646	254,949	3,566	258,515	(1)

Total Commercial Loans	—	137,827	55,476	61,646	254,949	22,697,988	22,952,937

Total	1,024,167	823,066	1,180,825	216,294	3,244,352	68,267,085	71,511,437

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

	As of December 31, 2013
	30-90 Days Past Due	91-180 Days Past Due	181-360 Days Past Due	Greater than 360	Total Past Due	Current	Total Financing
Consumer
Advances	16,257	16,635	30,790	7,117	70,799	514,098	584,897
Promissory Notes	20,069	19,774	22,107	10,338	72,288	1,798,055	1,870,343
Mortgage Loans	5,957	1,942	1,299	2,789	11,987	437,191	449,178
Personal Loans	291,194	180,816	231,140	30,955	734,105	9,224,521	9,958,626
Credit Card Loans	608,745	345,623	571,924	68,471	1,594,763	23,125,682	24,720,445
Other Loans	3,291	6,391	10,122	5,139	24,943	228,882	253,825

Total Consumer Loans	945,513	571,181	867,382	124,809	2,508,885	35,328,429	37,837,314

Commercial:
Performing Loans	—	—	—	—	—	21,606,314	21,606,314
Impaired loans	—	21,785	37,433	149,374	208,592	—	208,592	(1)

Total Commercial Loans	—	21,785	37,433	149,374	208,592	21,606,314	21,814,906

Total	945,513	592,966	904,815	274,183	2,717,477	56,934,743	59,652,220

(1)	Includes Ps. 81,260 and Ps. 137,403 of non-accruing loans as of December 31, 2014 and 2013.

e. Credit Quality Indicators

The following tables contain the loan portfolio classification by credit quality indicator set forth by the Argentine Central Bank,

Commercial Portfolio:

Loan Classification	Description
1. Normal Situation	The debtor is widely able to meet its financial obligations, demonstrating significant cash flows, a liquid financial situation, an adequate financial structure, a timely payment record, competent management, available information in a timely, accurate manner and satisfactory internal controls, The debtor is in the upper 50% of a sector of activity that is operating properly and has good prospects.

2. With Special Follow-up

Cash flow analysis reflects that the debt may be repaid even though it is possible that the customer’s future payment ability may deteriorate without a proper follow-up.

This category is divided into two subcategories:

(2.a) Under Observation

(2.b) Under Negotiation or Refinancing Agreements.

3. With Problems	Cash flow analysis evidences problems to repay the debt, and therefore, if these problems are not solved, there may be some losses.

4. High Risk of Insolvency	Cash flow analysis evidences that repayment of the full debt is highly unlikely.

5. Uncollectible	Amounts in this category are deemed total losses. Even though these assets may be recovered under certain future circumstances, inability to make payments is evident at the date of the analysis. It includes loans to insolvent or bankrupt borrowers.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

The following tables show the loan balances categorized by credit quality indicators for the years ended December 31, 2014 and 2013:

	As of December 31, 2014
	“1”	“2”	“3”	“4”	“5”
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	706,343	16,283	23,357	37,430	7,547	790,960
Promissory Notes	4,222,667	28,040	44,228	49,347	9,148	4,353,430
Mortgage Loans	523,867	4,433	901	2,338	4,091	535,630
Personal Loans	7,210,150	318,827	218,962	315,425	50,288	8,113,652
Credit Card Loans	31,981,532	644,380	388,939	713,309	75,668	33,803,828
Other Loans	924,538	12,204	8,852	7,500	7,906	961,000

Total Consumer Loans	45,569,097	1,024,167	685,239	1,125,349	154,648	48,558,500

Commercial:
Performing loans	22,694,422	—	—	—	—	22,694,422
Impaired loans	—	177,255	30,355	50,905	—	258,515

Total Commercial Loans	22,694,422	177,255	30,355	50,905	—	22,952,937

Total Financing Receivables	68,263,519	1,201,422	715,594	1,176,254	154,648	71,511,437

	As of December 31, 2013
	“1”	“2”	“3”	“4”	“5”
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	514,098	16,257	16,635	30,790	7,117	584,897
Promissory Notes	1,798,055	20,069	19,774	22,107	10,338	1,870,343
Mortgage Loans	437,191	5,957	1,942	1,299	2,789	449,178
Personal Loans	9,224,521	291,194	180,816	231,140	30,955	9,958,626
Credit Card Loans	23,125,682	608,745	345,623	571,924	68,471	24,720,445
Other Loans	228,882	3,291	6,391	10,122	5,139	253,825

Total Consumer Loans	35,328,429	945,513	571,181	867,382	124,809	37,837,314

Commercial:
Performing loans	21,606,314	—	—	—	—	21,606,314
Impaired loans	—	71,190	72,643	62,964	1,795	208,592

Total Commercial Loans	21,606,314	71,190	72,643	62,964	1,795	21,814,906

Total Financing Receivables	56,934,743	1,016,703	643,824	930,346	126,604	59,652,220

Loans are considered non-accrual when they are categorized by credit quality as “with problems” or “medium risk” or worst.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

As of December 31, 2014 and 2013, the total shareholders’ equity adjustment for loan impairment-private sector was as follows:

	Argentine Banking GAAP		U.S. GAAP		Adjustment
December 31, 2013	Ps.	2,172,262	Ps.	2,160,826	Ps.	11,436

Variances		505,807		495,031		10,776

December 31, 2014	Ps.	2,678,069	Ps.	2,655,857	Ps.	22,212

f. Trouble Debt Restructuring disclosures

In 2014 there were six restructuring transactions affecting commercial debtors whose financial situation had deteriorated. As of the date of issuance of these Consolidated Financial Statements, four of these debtors are in default of their payment obligations.

As for the consumer segment, all the restructuring transactions effected during 2014 had the following characteristics: (i) the debtor had paid, at a minimum, one installment in advance in order to qualify to the restructuring of its debt; (ii) the Bank, CFA and the Regional Cards made sure before the restructuring that the debtor’s monthly payment capacity would be able to absorb the new monthly paying obligation resulting from the restructuring; (iii) the guarantees in force were in all cases maintained or, in the case of loans without guarantees, the execution capacity for the loan was improved; and (iv) all the restructurings currently in force are arranged in consecutive monthly payments, with a minimum of six months and a maximum of 60 months.

The following tables present for the period ended as of December 31, 2014 and 2013, the financing receivables modified as troubled debt restructurings in 2014 and 2013:

	2014
	Number of Loans	Investment recorded	Allowances
Commercial
Performing loans	6	64,944	6,423
Impaired loans	—	—	—

Total Commercial	6	64,944	6,423

Consumer
Advances	721	19,658	5,896
Promissory Notes	562	78,525	13,189
Mortgage Loans	11	4,435	246
Personal Loans	45,982	555,957	90,975
Credit Cards Loans	49,036	271,602	94,034
Other Loans	2	2,284	69

Total Consumer	96,314	932,461	204,409

TOTAL	96,320	997,405	210,832

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

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

The following tables present for the period ended as of December 31, 2014 and 2013, the financing receivables modified as troubled debt restructurings within the previous twelve months and for which there was a payment default during the year:

	2014
	Number of Loans	Investment recorded	Allowances
Commercial
Performing loans	5	63,160	6,367
Impaired loans	—	—	—

Total Commercial	5	63,160	6,367

Consumer
Advances	669	19,544	5,890
Promissory Notes	291	36,725	9,625
Mortgage Loans	7	2,433	190
Personal Loans	23,641	253,278	79,358
Credit Cards Loans	18,192	111,533	40,903
Other Loans	2	2,284	69

Total Consumer	42,802	425,797	136,035

TOTAL	42,807	488,957	142,402

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

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

e. Government securities and other investments

(i) Bonar 2015 Bonds

The Bank exchanged National Government Bonds in Pesos at 2% due 2014 (Boden 2014 Bonds) with a face value of Ps.683,647 (recorded in the Bank’s Shareholders equity in February 2009 within the scope of an exchange transaction of National Secured Loans at market price) for Bonar 2015 Bonds with a face value of Ps. 912,669.

Under Argentine Banking GAAP, bonds subscribed through exchange by any other government debt instruments should be stated in the Shareholders’ Equity at the value that these exchanged securities had been recorded.

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

As of December 31, 2013, Bonar 2015 bonds have been recorded at their acquisition cost increased according to the accrual of their internal rate of return (IRR) under Argentine Banking GAAP.

Under U.S. GAAP, the Bonar 2015 bonds were considered as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

During 2014, the Group sold its holding of Bonar 2015 bonds subscribed through exchange.

	2014					2013
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP (*)	Fair Value – Book value under U.S. GAAP	Unrealized Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP (*)	Fair Value – Book value under U.S. GAAP	Unrealized Gain	Shareholders’ equity Adjustment

	(In thousands of Ps.)
Bonar 2015 Bonds	—	—	—	—	—	196,490	392,033	396,474	199,984	4,441

(*)	Under Argentine Banking GAAP, Bonar 2015 bonds were recorded in the captions “Holdings recorded at their acquisition cost plus IRR”.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

(ii) Other investments

The following table summarizes the U.S. GAAP adjustment related to other investments, as of December 31, 2014 and 2013:

	2014			2013
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Shareholders’s Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Shareholders’s Equity Adjustment
	(in thousands of Ps.)
Almafuerte Special Fund	—	—	—	170,688	170,688	—
Government securities and securities issued by the Argentine Central Bank	7,341,443	7,337,718	(3,725)	3,300,048	3,296,703	(3,345)
Others	22,190	18,158	(4,032)	23,691	16,749	(6,942)

Total	7,363,633	7,355,876	(7,757)	3,494,427	3,484,140	(10,287)

Almafuerte Special Fund

Under Argentine Banking GAAP, Almafuerte Special Fund was accounted for at their acquisition cost increased on an exponential basis according to their I.R.R. In the case the market value has been lower than its book value, 50% of the monthly accrual of the I.R.R. was charged against an asset offset account. Said offset account was reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value. According to this criterion, as of December 31, 2013 the Special Fund was recorded under caption “Other Receivables from Financial Brokerage” for an amount of Ps. 170,688. The amortization of principal and interest of the Almafuerte Special Fund’s underlying assets was completed in January 2014 for an amount of Ps.177,542, thus the Almafuerte Special Fund has been fully settled.

Under U.S. GAAP, the Special Fund was classified as available-for-sale securities, and therefore, recognized at fair value with changes in other comprehensive income.

	2014					2013
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP (*)	Fair Value – Book value under U.S. GAAP	Unrealized Loss	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP (*)	Fair Value – Book value under U.S. GAAP	Unrealized Gain	Shareholders’ equity Adjustment
	(In thousands of Ps.)
Almafuerte Special Fund	—	—	—	—	—	173,843	170,688	170,688	(3,155)	—

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

Government securities and securities issued by the Argentine Central Bank

As of December 31, 2014 and 2013 under Argentine Banking GAAP the Group holds government securities which are classified under the caption “Holdings Recorded at their Acquisition Cost plus the I.R.R”. The Group also holds some securities issued by the Argentine Central Bank, classified under the caption “Securities issued by the Argentine Central Bank”, which are recorded at their cost plus I.R.R. as they have not been included in the information about volatilities or present values issued by the Argentine Central Bank.

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

Grupo Galicia’s assets and liabilities would be increased by approximately Ps. 13,066,131, Ps. 9,596,516 and Ps. 8,666,990 applying U.S. GAAP at December 31, 2014, 2013 and 2012, respectively.

g. Securitizations.

The following table summarizes the adjustment for U.S. GAAP purposes related to securitization transactions as of December 31, 2014 and 2013:

	2014			2013
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’s Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’s Equity Adjustment
	(in thousands of Ps,)
Galtrust I (1)	788,163	806,333	18,170	743,442	743,442	—
Financial Trust Galicia (2)	—	—	—	151,276	142,501	(8,776)

Total	788,163	806,333	18,170	894,719	855,943	(8,776)

(1) Financial trust “Galtrust I”

The financial trust “Galtrust I” was created in October 2000 in connection with the securitization of provincial loans for a total amount of Ps. 1,102 million. The securitized loans were from the portfolio of loans granted to provincial governments, guaranteed by the federal tax revenues shared with the provincial governments.

During 2002, the portfolio of loans included and the related retained interest in Galtrust I was subject to the pesification. As a result the retained interest in the trust was converted into pesos at an exchange rate of 1.40 to 1 and the interest rate for their debt securities changed to CER plus 10%. During 2003, Galtrust I had swapped its provincial loans for Bogar Bonds due 2018.

Under Argentine Banking GAAP, this transaction was accounted for as sales and the participation certificates retained by the Bank are recorded at the present value of cash flows discounted by the I.R.R. of instruments with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual is recorded in an asset offset account. The participation certificates are recorded under Argentine Central Bank rules in the caption “Other Receivables from Financial Brokerage”, and its balance as of December 31, 2014 and 2013, was Ps. 788,163 and Ps. 743,442, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

In accordance with ASC 810, the Group was deemed to be the primary beneficiary of this trust and, therefore, the Bank reconsolidated the assets and liabilities of the mentioned trust. Upon consolidation, the Bogar Bonds were classified as available-for-sale securities and measured at fair value with changes recorded in other comprehensive income.

Debt securities have been cancelled as of December 31, 2014 and 2013.

(2) Financial Trust Galicia

Under this trust, National Government Promissory Notes in pesos at 2% due 2014 for Ps.108.0 million were transferred and Participation Certificates and Debt Securities were received in exchange. Those National Government Promissory Notes were previously received in exchange of National Secured Loans held by the Group.

For Argentine Banking GAAP purposes, the debt securities and participation certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust. The cost of these securities was determined based on the book value of the Promissory Notes transferred.

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

As of December 31, 2014, this trust was fully settled.

Additional information required by U.S. GAAP

The table below presents the aggregated assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

	December 31,
	2014		2013
Cash and due from banks	Ps.	3,551	Ps.	12,991
Government securities and Promissory Notes		764,011		962,596
Loans		143,755		—
Accrued interest, adjustments and exchange rate differences receivable		3,081		—
Allowances		(5,998)		—
Other assets		36,061		115

Total Assets	Ps.	944,461	Ps.	975,702

Debt Securities	Ps.	97,778	Ps.	89,110
Accrued interest		625		—
Participation Certificates		836,354		886,248
Other liabilities		9,704		344

Total Liabilities	Ps.	944,461	Ps.	975,702

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

The Group’s maximum loss exposure, which amounted to Ps. 944,461 and Ps. 975,702 as of December 31, 2014 and 2013, respectively is based on the unlikely events that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Group’s balance sheet.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

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

The Group’s assets and liabilities would be increased by approximately Ps. 103,515, Ps. 146,394 and Ps.88,546, had U.S. GAAP been applied as of December 31, 2014, 2013 and 2012 , respectively.

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

In 2014 and 2013, no additional impairment was recorded in real estate properties and foreclosed assets.

The Argentine Banking GAAP depreciation for 2014 and 2013 of the assets impaired in 2002 have been reversed for U.S. GAAP purposes.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2014 and 2013 amounted to Ps. (50,415) and Ps. (51,810) respectively.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

As of December 31, 2014 and 2013, the group concluded that the carrying amount of certain investments would not be recoverable and therefore an impairment loss was recorded for U.S. GAAP purposes. Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2014 and 2013 amounted to Ps. (14,365) and Ps. (21,105) respectively.

k. Financial Guarantees

Other Financial Guarantees.

During 2014 and 2013, the Company entered into different agreements to guarantee lines of credit of selected customers amounting to Ps. 1,077,529 and Ps. 1,090,187, respectively. As of December 31, 2014 and 2013, guarantees granted by the Bank amounted to Ps.313,781 and Ps. 320,635, respectively.

Under Argentine Banking GAAP the guarantees are recorded in memorandum accounts. As of December 31, 2014 and 2013, for U.S. GAAP purposes the Bank recognized a liability for the fair value of the obligations assumed at its inception in accordance with the requirements of ASC 460. Such liabilities are being amortized over the expected term of the guarantee. As of December 31, 2014 and 2013, the fair value of the guarantees less the estimated proceeds from collateral amounted to Ps. (1,104) and Ps. (829) respectively

As of December 31, 2014 and 2013, the Group maintained the following guarantees:

	2014
	Maximum Potential Payments (*)		Estimated Proceeds From collateral Recourse		U.S. GAAP Adjustment
Financial guarantees		313,781		22,045		(1,104)

	Ps.	313,781	Ps.	22,045	Ps.	(1,104)

	2013
	Maximum Potential Payments (*)		Estimated Proceeds From collateral Recourse		U.S. GAAP Adjustment
Financial guarantees		320,635		17,472		(829)

	Ps.	320,635	Ps.	17,472	Ps.	(829)

(*)	The maximum potential payments represent a “worse-case scenario”, and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

Also, non-controlling interest under US GAAP reflects the effect in non controlling interest of all the other US GAAP adjustments discussed.

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

Shareholders’ Equity adjustments between Argentine Banking GAAP and U.S. GAAP as of December 31, 2014 and 2013 amounted to Ps. (55,815) and Ps. (33,193), respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

n. Gain on sale of non-controlling interest

Under Argentine Banking GAAP the Group recognized during the year ended December 31, 2014 a gain of Ps. 2,490 on the sale of a minority interest in Tarjetas del Mar. Under US GAAP this transaction was treated as an equity transaction.

o. Repurchase Agreements and Reverse Repurchase Agreements (“Repos and Reverse Repos”).

Under Argentine Banking GAAP, initial measurement of such agreements implies sale or purchase accounting together with the recognition of an asset and liability due to the investing or financing transaction entered into.

For U.S. GAAP purposes these transactions have not qualified as true sales and therefore these transactions were classified trading and recorded at fair value.

The corresponding net adjustment in shareholders’ equity under U.S. GAAP is included under the caption “Government securities and other investments” as of December 31, 2014.

There were no repurchase agreements as of December 31, 2013.

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

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

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

Assets

a) Government securities and other investments

Listed investment securities: where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities includes national and provinces government bonds, instruments issued by Argentine Central Bank and corporate securities.

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

b) Securities receivable under spot and forward purchases to be settled and under repo transactions

Securities receivables under repurchase agreements are classified within level 1 of the valuation hierarchy using quoted prices available in the active market where the securities are traded.

c) Securitizations

As of December 31, 2014 and 2013 the caption includes the consolidated assets of Galtrust I. The fair value was determined by using the fair value of the underlying assets (Bogar bonds). Therefore, these are classified within level 1 of the valuation hierarchy.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

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

Forward transactions conducted directly with customers are recorded as the difference between the agreed foreign currency exchange rate and an average between such exchange rate at the end of the year according with the future prices published by ROFEX and MAE. Therefore, they are classified in Level 1 of the fair-value hierarchy.

Liabilities

e) Securities to be delivered under spot and forward sales to be settled and under repo transactions

Securities to be delivered under spot and forward sales to be settled and under repo transactions are classified within level 1 of the valuation hierarchy using quoted prices available in the active market where the securities are traded.

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

Forward transactions conducted directly with customers are recorded as the difference between the agreed foreign currency exchange rate and an average between such exchange rate at the end of the year according with the future prices published by ROFEX and MAE. Therefore, they are classified in Level 1 of the fair-value hierarchy.

Items measured at fair value on a recurring basis

The following table presents the financial instruments carried at fair value as of December 31, 2014 and 2013, for U.S. GAAP purposes by ASC 820-10 valuation hierarchy (as described above).

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

Balances as of December 31, 2014	Total carrying value		Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS
a) Government securities and other investments
a.1) Holdings recorded at fair market value
Holdings Recorded at Fair Market Value	Ps.	2,446,230	2,446,230	—	—
a.2) Securities issued by Argentine Central Bank and other government securities	Ps.	7,559,799	7,559,799	—	—
a.3) Investments in listed Private Securities
Shares	Ps.	396	396	—	—
a.4) Other Investments (*)	Ps.	18,158	—	—	18,158
b.1) Securities receivable under spot and forward purchases to be settled and under repo transactions	Ps.	104,516	104,516	—	—
c) Securitizations
Galtrust I (**)	Ps.	782,181	782,181	—	—
d) Derivatives financial instruments	Ps.	117,016	117,016	—	—

TOTAL ASSETS AT FAIR VALUE	Ps.	11,028,296	11,010,138	—	18,158

LIABILITIES
e) Securities to be delivered under spot and forward sales to be settled and under repo transactions	Ps.	(130,798)	(130,798)	—	—
f) Derivatives financial instruments	Ps.	(118,218)	(118,218)	—	—

TOTAL LIABILITIES AT FAIR VALUE	Ps.	(249,016)	(249,016)	—	—

(*)	This amount is related to the fair value of participation certificates of Saturno Trust.
(**)	The Ps. 782,181 corresponds to the fair value of the Bogar Bonds recorded as an asset in Galtrust I.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

Balances as of December 31, 2013	Total carrying value		Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS
a) Government securities and other investments
a.1) Holdings recorded at fair market value
Holdings Recorded at Fair Market Value	Ps.	742,873	742,873	—	—
a.2) Securities issued by Argentine Central Bank and other government securities	Ps.	3,215,127	3,215,127	—	—
a.3) Investments in listed Private Securities
Negotiable Obligations	Ps.	30,425	30,425	—	—
a.4) Other Investments (*)	Ps.	187,437	—	—	187,437
b.1) Securities receivable under spot and forward purchases to be settled and under repo transactions	Ps.	108,271	108,271	—	—
c) Securitizations
Galtrust I (**)	Ps.	730,971	730,971	—	—
d) Derivatives financial instruments	Ps.	15,068	15,068

TOTAL ASSETS AT FAIR VALUE	Ps.	5,030,172	4,842,735	—	187,437

LIABILITIES
e) Securities to be delivered under spot and forward sales to be settled and under repo transactions	Ps.	(53,354)	(53,354)	—	—
f) Derivatives financial instruments	Ps.	(66,908)	(66,908)	—	—

TOTAL LIABILITIES AT FAIR VALUE	Ps.	(120,262)	(120,262)	—	—

(*)	This amount is related to the fair value of participation certificates held in the Almafuerte Special Fund and debt securities of Saturno Trust.
(**)	The Ps. 730,971 corresponds to the fair value of the Bogar Bonds recorded as an asset in Galtrust I.

Changes in level 3 fair value measurements

The table below includes a roll forward of the balance sheet amounts as of December 31, 2014, 2013 and 2012 (including the change in fair value) for financial instruments classified by the Group within level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement.

	Other investments		Securities issued by Argentine Central Bank and government securities		Total Fair Value Measurements
Fair value, December 31, 2012	Ps.	194,927	Ps.	243,489	Ps.	438,416

Included in earnings		4,582		—		4,582
Included in other comprehensive income		(12,072)		—		(12,072)
Purchases		—		—		—
Sales		—		(243,489)		(243,489)

Fair value, December 31, 2013	Ps.	187,437	Ps.	—	Ps.	187,437
Included in earnings		1,409		—		1,409
Included in other comprehensive income		—		—		—
Purchases		—		—		—
Sales		(170,688)		—		(170,688)

Fair value, December 31, 2014	Ps.	18,158	Ps.	—	Ps.	18,158

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

The table below summarizes gains and losses due to changes in fair value, recorded in earnings for level 3 assets and liabilities during the year:

	Total Fair Value Measurements
Balances as of December 31,	2014		2013		2012
Available for sale securities
Classification of gains and losses included in earnings :
Financial Income	Ps.	1,409	Ps.	4,582	Ps.	916

Total	Ps.	1,409	Ps.	4,582	Ps.	916

The Group did not transfer any assets or liabilities between levels 1 and 2 of the fair value hierarchy during 2014. In addition, the Group is required, on a nonrecurring basis, to adjust the carrying value of certain assets or provide valuation allowances related to certain assets using fair value measurements in accordance with GAAP. Loans are generally not recorded at fair value on a recurring basis. Periodically, the Group records nonrecurring adjustments for including certain impairment amounts for impaired loans calculated in accordance with ASC 310-10 when establishing the allowance for loan losses. Estimates of fair value used for impaired loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. The valuation technique used to obtain the fair value was an income approach using discounted cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. No changes in the valuation technique took place during the year. Loans subject to nonrecurring fair value measurement were Ps. 161,479 and Ps. 103,862 as of December 31, 2014 and 2013 classified as Level 3.

q. New authoritative pronouncements

During 2014, the FASB has issued Accounting Standards Updates. Those updates applicable for the Group are mentioned below:

ASU No. 2014-01

In January 2014, the FASB issued ASU No. 2014-01: “Investments”. The amendments in this Update provide guidance on accounting for investments by a reporting entity in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for the low-income housing tax credit. The amendments permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. The impact of this ASU has not any significant effect in the US GAAP disclosures and financial information for the Group.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

ASU No. 2014-04

Accounting Standards Update No. 2014-04 “Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40) was issued in January 17, 2014. The amendments in this Update apply to all creditors who obtain physical possession (resulting from an in substance repossession or foreclosure) of residential real estate property collateralizing a consumer mortgage loan in satisfaction of a receivable.

The amendments in this Update clarifying when an in substance repossession or foreclosure occurs, that is, when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan receivable should be derecognized and the real estate property recognized.

The Group is in the process of evaluating the impact of adopting this ASU and does not expect any significant effect in the US GAAP disclosures and financial information.

ASU No. 2014-07

During March 2014, the FASB issued de ASU No. 2014-07 “Consolidation (Topic 810)”. The amendments in this Update permit a private company lessee (the reporting entity) to elect an alternative not to apply Variable Interest Entity guidance to a lessor entity under common control when certain conditions are met.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

If elected, the accounting alternative should be applied retrospectively to all periods presented. The alternative will be effective for annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015. Early application is permitted, including application to any period for which the entity’s annual or interim financial statements have not yet been made available for issuance.

The Group considers this ASU has not any significant effect in the US GAAP disclosures and financial information.

ASU No. 2014-08

In May 2014, the FASB issued the Accounting Standard Update No. 2014-08 “Revenue from Contracts with Customers (Topic 606)”.

The guidance in this update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts).

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Grupo Galicia is in the process of evaluating the impact of adopting this ASU.

ASU No. 2014-13

In August 2014, the FASB issued de Accounting Standards Update No. 2014-13 “Consolidation” (Topic 810).

After transition, the amendments in this Update apply to a reporting entity that is required to consolidate a collateralized financing entity under the Variable Interest Entities Subsections of Subtopic 810-10 when (1) the reporting entity measures all of the financial assets and the financial liabilities of that consolidated collateralized financing entity at fair value in the consolidated financial statements based on other Topics and (2) the changes in the fair values of those financial assets and financial liabilities are reflected in earnings.

The amendments in this Update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. For entities other than public business entities, the amendments in this Update are effective for annual periods ending after December 15, 2016, and interim periods beginning after December 15, 2016. Early adoption is permitted as of the beginning of an annual period.

The Group considers this ASU has not any significant effect in the US GAAP disclosures and financial information.

ASU No. 2014-14

The Accounting Standards Update No. 2014-14 “Receivables – Troubled Debt Restructuring by Creditors (Subtopic 310-40)” was issued by the FASB in August 2014. The amendments in this Update affect creditors that hold government-guaranteed mortgage loans and require that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if some conditions are met. Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor.

The objective of this Update is to reduce diversity in practice by addressing the classification of foreclosed mortgage loans that are fully or partially guaranteed under government programs. Currently, some creditors reclassify those loans to real estate as with other foreclosed loans that do not have guarantees; others reclassify the loans to other receivables.

The amendments in this Update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. In conclusion, the impact of adoption this ASU has not any significant effect in the present US GAAP financial information and disclosures. However, the Group is in the process of evaluating the impact deriving from the current update for future periods.

ASU No. 2014-16

In November 2014, the FASB issued ASU No. 2014-16 “Derivatives and Hedging (Topic 815)”. The amendments in this Update apply to all entities that are issuers of, or investors in, hybrid financial instruments that are issued in the form of a share.

The amendments in this Update do not change the current criteria in GAAP for determining when separation of certain embedded derivative features in a hybrid financial instrument is required. That is, an entity will continue to evaluate whether the economic characteristics and risks of the embedded derivative feature are clearly and closely related to those of the host contract, among other relevant criteria. The amendments clarify how current GAAP

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendments clarify that an entity should consider all relevant terms and features’ including the embedded derivative feature being evaluated for bifurcations in evaluating the nature of the host contract. Furthermore, the amendments clarify that no single term or feature would necessarily determine the economic characteristics and risks of the host contract. Rather, the nature of the host contract depends upon the economic characteristics and risks of the entire hybrid financial instrument.

The impact of this ASU has not any significant effect in the US GAAP disclosures and financial information for the Group. The amendments in this Update do not change the current criteria in GAAP for determining when separation of certain embedded derivative features in a hybrid financial instrument is required.

ASU No. 2014-17

The FASB issued in November 2014 the Accounting Standard Update No. 2014-17 “Business Combinations (Topic 805)”. The objective of this Update is to provide guidance for determining whether and at what threshold an acquiree (acquired entity) that is a business or nonprofit activity can reflect the acquirer’s accounting and reporting basis (pushdown accounting) in its separate financial statements.

This Update provides an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. An acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change-in-control event occurs. If an acquired entity elects the option to apply pushdown accounting in its separate financial statements, it should disclose information in the current reporting period that enables users of financial statements to evaluate the effect of pushdown accounting.

Current GAAP offers limited guidance for determining whether and at what threshold pushdown accounting should be established in an acquired entity’s separate financial statements.

The Group considers this ASU has not any significant effect in the US GAAP disclosures and financial information.

ASU No. 2014-18

During December 2014, the FASB issued the Accounting Standards Update No. 2014-18 “Business Combinations (Topic 805)”. The objective of the amendments in this Update is to address the concerns of private company stakeholders that the benefits of the current accounting for identifiable intangible assets acquired in a business combination do not justify the related costs. The amendments provide guidance about an accounting alternative for recognizing or otherwise considering the fair value of identifiable intangible assets acquired as a result of certain specified transactions, including business combinations.

The impact of this Update has not any significant effect in the present US GAAP financial statements.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

r. Consolidated net income

	December 31,
	2014		2013		2012
Net income as stated	Ps.	3,337,790	Ps.	1,823,653	Ps.	1,336,215
Loan origination fees and costs (Note 36 b.)		96,883		(65,322)		19,656
Intangible assets:
Goodwill recognition and amortization (Note 36 c.)		7,767		(4,361)		1,939
Negative goodwill (Note 36 c.)		(99,123)		(99,123)		(99,123)
Software cost (Note 36 c.)		(129,978)		(115,588)		(49,517)
Equity investments in other companies – Impairment (Note 36 j.)		6,740		(5,873)		6,257
Sale of non-controlling interest (Note 36 n.)		2,490		—		—
Loan impairment – Private sector (Note 36 d.(ii))		10,776		(18,910)		9,258
Securitizations (Note 36 g.)		(22,973)		75,653		4,830
Government Securities and other investments:
Bonar 2015 Bonds ( Note 36 e. (i))		195,543		(47,408)		76,487
Other investments (Note 36 e. (ii))		(625)		4,936		(23,236)
Amortization of real estate properties and foreclosed assets previously impaired under U.S. GAAP (Note 36 i.)		1,395		1,395		1,395
Recognition for the fair value of obligations assumed under financial guarantees issued (Note 36 k.)		(275)		(16)		(1,705)
Foreign Debt restructuring (Note 36 m.)		(22,622)		(8,152)		17,599
Deferred Income tax (Note 36 a.)		102,112		55,786		9,732
Non-controlling interest (Note 36 l.)		229,910		208,651		186,403

Net income in accordance with U.S. GAAP	Ps.	3,715,810	Ps.	1,805,321	Ps.	1,496,190

Less Net (Income) attributable to the Non-controlling Interest (Note 36 l.)		(211,847)		(230,711)		(186,593)

Net Income attributable to Parent Company in accordance with U.S. GAAP	Ps.	3,503,963	Ps.	1,574,610	Ps.	1,309,597

Average number of basic shares outstanding (in thousands) (Note 21)		1,300,265		1,261,080		1,241,407

Basic and diluted EPS		2.695		1.249		1.055

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

s. Consolidated shareholders’ equity

	December 31,
	2014		2013
Shareholders’ equity as stated	Ps.	10,246,424	Ps.	6,947,229
Loan origination fees and costs (Note 36 b.)		(67,327)		(164,210)
Intangible assets:
Goodwill recognition and amortization (Note 36 c.)		26,563		38,304
Negative Goodwill (Note 36 c.)		49,562		148,685
Software Cost (Note 36 c.)		(506,086)		(376,108)
Equity investments in other companies – Impairment (Note 36 j.)		(14,365)		(21,105)
Loan impairment – Private sector (Note 36 d.(ii))		22,212		11,436
Government securities and other investments:
Bonar 2015 Bonds (Note 36 e. (i))		—		4,441
Other Investments (Note 36 e. (ii))		(7,757)		(10,287)
Securitizations (Note 36 g.)		18,170		(8,776)
Impairment of real estate properties and foreclosed assets (Note 36 i.)		(67,155)		(67,155)
Amortization of real estate properties and foreclosed assets previously impaired under U.S. GAAP (Note 36 i.)		16,740		15,345
Deferred Income tax (Note 36 a.)		569,517		467,405
Recognition for the fair value of obligations assumed under financial guarantees issued (Note 36 k.)		(1,104)		(829)
Foreign debt restructuring (Note 36 m.)		(55,815)		(33,193)
Non-controlling interest (Note 36 l.)		781,026		601,959

Consolidated shareholders’ equity in accordance with U.S. GAAP	Ps.	11,010,605	Ps.	7,553,141

Non-controlling Interest (Note 36 l.)		(767,424)		(609,119)

Consolidated Parent Company Shareholders Equity in accordance with U.S. GAAP	Ps.	10,243,181	Ps.	6,944,022

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

Roll forward analysis of parent company shareholders’ equity under U.S. GAAP at December 31, 2014, 2013 and 2012:

	Capital		Paid		Adjustments to Shareholders’		Profit reserves				Other Comprehensive		(Accumulated deficit) /Retained		Consolidated Shareholders’ Equity (Parent
	Stock		in Capital		Equity		Legal		Other		Income (loss)		Earnings		Company)
Balance at December 31, 2011	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	77,907	Ps.	846,621	Ps.	759,495	Ps.	655,819	Ps.	3,876,109

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 19, 2012
Legal Reserve		—		—		—		55,347		—		—		(55,347)		—
Discretionary Reserve		—		—		—		—		1,033,844		—		(1,033,844)		—
Cash Dividends														(17,752)		(17,752)
Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		(60,055)		—		(60,055)
Net Income in accordance with U.S. GAAP		—		—		—		—		—		—		1,309,597		1,309,597

Balance at December 31, 2012	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	133,254	Ps.	1,880,465	Ps.	699,440	Ps.	858,473	Ps.	5,107,899

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 15, 2013
Legal Reserve		—		—		—		66,811		—		—		(66,811)		—
Discretionary Reserve										1,245,054		—		(1,245,054)		—
Cash Dividends		—		—		—		—		—		—		(24,350)		(24,350)
Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		8,015		—		8,015
Capital increase		58,858		218,990		—		—		—		—		—		277,848
Net Income in accordance with U.S. GAAP		—		—		—		—		—		—		1,574,610		1,574,610

Balance at December 31, 2013	Ps.	1,300,265	Ps.	219,596	Ps.	294,254	Ps.	200,065	Ps.	3,125,519	Ps.	707,455	Ps.	1,096,868	Ps.	6,944,022

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 29, 2014
Legal Reserve		—		—		—		91,183		—		—		(91,183)		—
Discretionary Reserve										1,693,875		—		(1,693,875)		—
Cash Dividends		—		—		—		—		—		—		(38,595)		(38,595)
Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		(144,211)		—		(144,211)
Acquisition of non-controlling interest		—		(30,264)		—		—		—		—		10,756		(19,508)
Sale of non-controlling interest		—		(2,490)		—		—		—		—		—		(2,490)
Net Income in accordance with U.S. GAAP		—		—		—		—		—		—		3,503,963		3,503,963

Balance at December 31, 2014	Ps.	1,300,265	Ps.	186,842	Ps.	294,254	Ps.	291,248	Ps.	4,819,394	Ps.	563,244	Ps.	2,787,934	Ps.	10,243,181

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

t. Comprehensive income

“Reporting Comprehensive Income” ASC 220, establishes standards for reporting and the display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and all transactions, and other events and circumstances from non-owner sources.

The following disclosure presents the Comprehensive Income according to ASC 220, for the fiscal years ended December 31, 2014, 2013 and 2012:

	December 31,
	2014		2013		2012
Income Statement
Financial Income	Ps.	20,032,041	Ps.	13,108,842	Ps.	9,187,119
Financial Expenditures		10,343,300		6,178,207		3,923,061
Net Financial Income		9,688,741		6,930,635		5,264,058
Provision for Loan Losses		2,400,474		1,795,165		1,338,044
Income from Services		8,414,795		6,188,938		4,655,127
Expenditures from Services		2,618,094		1,981,594		1,453,855
Administrative Expenses		9,351,409		7,575,762		5,803,362
Net Income from Financial Brokerage		3,733,559		1,767,052		1,323,924
Income from Insurance activities		1,238,029		904,895		651,871
Miscellaneous Income		1,005,557		644,384		546,184
Miscellaneous Losses		371,175		334,801		246,243
Net Income before Income tax		5,605,970		2,981,530		2,275,736
Income Tax		1,890,160		1,176,209		779,546

Net income under U.S. GAAP		3,715,810		1,805,321		1,496,190

Less Net (Income) attributable to the Non-controlling Interest		(211,847)		(230,711)		(186,593)

Net Income attributable to Parent Company		3,503,963		1,574,610		1,309,597

Net income under U.S. GAAP		3,715,810		1,805,321		1,496,190
Other comprehensive income / (loss)		(146,910)		(26,642)		(64,015)

Comprehensive income		3,568,900		1,778,679		1,432,175

Net Income attributable to parent Company		3,503,963		1,574,610		1,309,597
Other comprehensive income / (loss) attributable to parent Company		(144,211)		8,015		(60,055)

Comprehensive income attributable to parent Company		3,359,752		1,582,625		1,249,542

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

Accumulated non-owner changes in equity (accumulated other comprehensive income) as of December 31, 2014, 2013 and 2012 were as follows:

	December 31,
	2014		2013		2012
Galtrust I		563,244		513,325		536,744
Bonar 2015 Bonds		—		199,984		191,135
Other		—		(3,155)		8,917

Accumulated other comprehensive income	Ps.	563,244	Ps.	710,154	Ps.	736,796

Less, accumulated other comprehensive income attributable to the Non-controlling interest		—		(2,699)		(37,356)

Net accumulated other comprehensive income attributable to Parent Company	Ps.	563,244	Ps.	707,455	Ps.	699,440

There were no available for sale securities with a continuous loss position of 12 months or more. There are no unrealized losses on investments as of December 31, 2014 and 2013.

Additional disclosures required by ASU No. 2013-02 are presented in the table below:

	Galtrust I	Bonar 2015	Other	Total
Begining Balance	513,325	199,984	(5,854)	707,455

Other comprehensive income before reclassifications	—	—	—	—

Amounts reclassified from accumulated other comprehensive income	44,712	(199,984)	5,854	(144,211)

Net- current-period other comprehensive income	49,919	(199,984)	5,854	(144,211)

Ending balance	563,244	—	—	563,244

OCI components	Amount reclassified from accumulated other comprehensive income	Affected Line Item in the Statement where Net income is presented
Galtrust I	49,919	Financial Income
Bonar 2015	(199,984)	Financial Income
Almafuerte Trust	3,255	Financial Income
Non-Controlling interest	2,699	Non-controlling interest
Total	(144,211)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

u. Consolidated cash flows

ASC 230 “Statement of Cash Flows” provides guidance for the reporting of cash flows within Operating, Investing and Financing categories. For US GAAP purposes the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less, including cash and cash equivalents corresponding to financial trusts consolidated in accordance with Note 36.h.

	For the year ended December 31,
	2014		2013		2012
Cash		16,959,205		12,560,345		8,345,015
Cash equivalents		6,094,810		3,263,536		2,978,963

Cash and cash equivalents as shown in the statement of cash flows under Argentine Banking GAAP	Ps.	23,054,015	Ps.	15,823,881	Ps.	11,323,978

Cash and cash equivalents corresponding to financial trusts		3,551		12,991		11,783

Cash and cash equivalents in the Statement of Cash Flows under US GAAP	Ps.	23,057,566	Ps.	15,836,872	Ps.	11,335,761

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

The following table presents the reconciliation of the condensed consolidated statements of cash flows under Argentine Banking GAAP and US GAAP:

	For the year ended December 31,
	2014		2013		2012
Reconciliation of cash flows under Argentine Banking GAAP and US GAAP
Net cash flow provided by operating activities under Argentine Banking GAAP	Ps.	7,495,965	Ps.	3,485,941	Ps.	1,675,711

Loans, available for sale securities, deposits at the Argentine Central Bank and organization and development expenses reclassified to investing activities		13,770,822		13,814,678		12,716,908
Deposits and repo transactions reclassified to financing activities		(12,053,271)		(10,396,350)		(8,705,103)
Interest paid on debt		(1,754,664)		(831,671)		(700,811)
Financial trust consolidated under US GAAP		152,805		96,840		92,061

Net cash flow provided by operating activities under US GAAP	Ps.	7,611,657	Ps.	6,169,438	Ps.	5,078,766

Net cash flow used in investing activities under Argentine Banking GAAP	Ps.	(494,939)	Ps.	(437,275)	Ps.	(308,999)

Net increase in Loans, available for sale securities, deposits at the Argentine Central Bank and organization and development expenses		(13,770,822)		(13,814,678)		(12,716,908)
Financial trust consolidated under US GAAP - corresponding to loans and securities		(170,913)		18,862		27,663

Net cash flow used in investing activities under US GAAP	Ps.	(14,436,674)	Ps.	(14,233,091)	Ps.	(12,998,244)

Net cash flow (used in) provided by financing activities under Argentine Banking GAAP	Ps.	(1,285,137)	Ps.	421,886	Ps.	(673,393)

Deposits and repo transactions		12,053,271		10,396,350		8,705,103
Interest paid on debt reclassified to operating activities		1,754,664		831,671		700,811
Financial trust consolidated under US GAAP - corresponding to debt		8,668		(114,494)		(119,134)

Net cash flow provided by financing activities under US GAAP	Ps.	12,531,466	Ps.	11,535,413	Ps.	8,613,387

Effect of exchange rate changes on cash and cash equivalents	Ps.	1,514,245	Ps.	1,029,351	Ps.	386,486

Cash and cash equivalents at the beginning of the year under US GAAP		15,836,872		11,335,761		10,255,366
Cash and cash equivalents at the end of the year under US GAAP		23,057,566		15,836,872		11,335,761

Net increase (decrease) in cash and cash equivalents under US GAAP	Ps.	7,220,694	Ps.	4,501,111	Ps.	1,080,395

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

v. Concentration of risk – Total exposure to the public sector - Argentine government and provinces

The Group has significant exposure to the Argentine national government and provinces in the form of government securities net positions, secured loans and other debt obligations. As of December 31, 2014 and 2013, the Group had the following bonds and loans outstanding:

	December 31, 2014				December 31, 2013
	Argentine Banking GAAP		U.S. GAAP		Argentine Banking GAAP		U.S. GAAP
Argentine national government loans	Ps.	15,441	Ps.	15,441	Ps.	12,369	Ps.	12,369
Other Argentine public-sector receivables		42,261		42,261		348,097		339,321
Galtrust I (securitization of Provincial Loans)		787,848		806,018		730,655		730,655
Securities issued by the Argentine Central Bank		7,713,740		7,700,589		2,555,068		2,545,596
Bonar 2015 Bonds		—		—		392,033		396,474
Other (1)		2,702,274		2,711,700		1,377,374		1,383,501

Total	Ps.	11,261,564	Ps.	11,276,009	Ps.	5,415,596	Ps.	5,407,916

(1)	Includes bonds and other national government bonds.

w. Risks and Uncertainties

Government Securities

As of December 31, 2014, the Group’s exposure to the Argentine public sector represented approximately 10.49% of the total Group’s assets. Although the Group’s exposure to the Argentine public sector consists of performing assets, the realization of the Group’s assets, its income and cash flow generation capacity and future financial condition is dependent on the Argentine government ability to comply with its payment obligations.

Argentine Central Bank’s regulations state that, the total exposure of financial institutions to the non-financial public sector must not exceed 35% of their total assets.

As of December 31, 2014 and 2013, the Group was in compliance with the general limit of 35% imposed by the Argentine Central Bank.

Exchange rate and restrictions

All transactions involving the purchase of foreign currency must be settled through the single free exchange market (Mercado Único Libre de Cambios, or “MULC”) where the Argentine Central Bank supervises the purchase and sale of foreign currency. Under Executive Branch Decree No. 260/2002, the Argentine government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the Argentine Central Bank. Under Communiqué “A” 3471, as amended, the Argentine Central Bank established certain restrictions and requirements applicable to foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2014, 2013 and 2012

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

Pursuant to Communiqué “A” 5239, afterward replaced by Communiqué “A” 5245, in the case of sales of foreign exchange (foreign currency or banknotes) for the formation of off-shore assets by residents without the obligation of subsequently allocating it to specific purpose, entities authorized to deal in foreign exchange may only allow transactions through the MULC by those clients who have obtained the validation and who comply with the rest of the requirements set forth in the applicable foreign exchange regulations. Sales of foreign exchange other than for the formation of off-shore assets by residents without a specific purpose are also exempted from the Inquiry Program, although, the financial entities must verify that the other requirements established by the MULC are accomplished.

According to Communiqué “A” 5264, as amended, in general terms the access to the foreign exchange market for residents of Argentina in order to pay services, debts and profits to non-residents has no limits or restrictions. The access to the MULC requires the filing of certain documentation by residents evidencing the validity of transactions for which the funds are purchase for its remittance abroad. Communiqué “A” 5236, item 4.2.which regulated the outflow of fund allowing residents to access to the MULC for the formation of off-shore assets without a specific allocation by residents has been suspended and, up to now, the Central Bank has not issued any other measure or provisions in this regard.

On August 6, 2012, Resolution 3210 was replaced by Resolution 3356 enacted by AFIP. This resolution sets forth more restrictions for the access to the foreign exchange market, in particular for the outflow of funds made by residents. Both resolutions (3210 and 3356) are related with Communiqué “A” 5239 (currently abrogated) and Communiqué “A” 5245.

The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso. These restrictions may have a negative effect on the economy and on the Group´s business if imposed in an economic environment where access to local capital is constrained.

As of December 31, 2014 and 2013 the exchange rate amounted to Ps. 8.5520 and Ps. 6.5180, respectively.

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

For the fiscal years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

Inflation

The high rate of economic growth in recent years, which has been fueled by Argentina’s full utilization of its installed productive capacity, along with expansive fiscal and monetary policies, has caused a high level of inflation in Argentina since 2007. According to INDEC data, the CPI grew 10.9% in 2010, 9.5% in 2011, 10.8% in 2012, 10.9% in 2013 and 23.9% in 2014; and the WPI increased 14.6% in 2010, 12.7% in 2011, 13.1% in 2012, 14.7% in 2013 and 28.3% in 2014. In the past, inflation has materially undermined the Argentine economy and the government’s ability to generate conditions that fostered economic growth. In addition, high inflation or a high level of volatility with respect to the same may materially and adversely affect the business volume of the financial system and prevent the growth of intermediation activity levels. This result, in turn, could adversely affect the level of economic activity and employment.

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

x. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Group’s loan portfolio as of December 31, 2014. Many factors can affect the Group’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

y. U.S. GAAP estimates

Valuation reserves, impairment charges and estimates of market values on assets and step up bonds discounting, as established by the Group for U.S. GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds and on retained interests in securitization trusts could be significantly affected by higher discount rates. Should the discount rates change in future years, the carrying amounts and charges to income and shareholders´ equity will also change. In addition, as estimates of future cash flows change, the carrying amounts which are dependent on such cash flows could be affected as well. It is possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Group´s financial position and results of income.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

37. Parent only Financial Statements

The following are the unconsolidated balance sheets of Grupo Galicia as of December 31, 2014 and 2013 and the related unconsolidated statements of income, and cash flows for the fiscal years ended December 31, 2014, 2013 and 2012.

Balance sheet (Parent Company only)

	December 31,
	2014		2013
ASSETS
A. Cash and due from Banks
Cash	Ps.	14	Ps.	12
Financial institutions and correspondents		551		315

	Ps.	565	Ps.	327
B. Government and corporate securities
Holdings of trading securities		—		—
Allowances		—		—

	Ps.	—		—

C. Loans
To the financial sector		94,792		76,034

	Ps.	94,792	Ps.	76,034

D. Other receivables resulting from financial brokerage
Other receivables not included in the debtor classification Regulations		1,530		—
Other receivables included in the debtor classification Regulations		8,093		10,416
Balances from forward transactions without delivery of underlying asset to be settled		—		—

	Ps.	9,623	Ps.	10,416
E. Equity investments
In financial institutions		10,158,622		6,921,219
Other		408,109		267,836
Allowances		—		—

	Ps.	10,566,731	Ps.	7,189,055
F. Miscellaneous receivables
Other		124,594		91,778
Allowances		(96,086)		(72,563)

	Ps.	28,508	Ps.	19,215

G. Bank premises and equipment		318		1,237

H. Intangible assets
Goodwill		24,990		13,249
Organization and development expenses		79		111

	Ps.	25,069	Ps.	13,360

Total Assets	Ps.	10,725,606	Ps.	7,309,644

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

	December 31,
	2014		2013
LIABILITIES AND SHAREHOLDERS’ EQUITY
H. Other liabilities resulting from financial brokerage
Unsubordinated negotiable obligations	Ps.	430,000	Ps.	298,075
Loans from domestic financial institutions		—		25,657
Balances from forward transactions without delivery of underlying asset to be settled		—		—
Accrued interest and quotation differences payable		18,531		12,996

		448,531		336,728

I. Miscellaneous liabilities
Directors’ and Syndics’ fees	Ps.	—	Ps.	167
Other		30,651		25,520

		30,651		25,687

Total Liabilities	Ps.	479,182	Ps.	362,415
SHAREHOLDERS’ EQUITY	Ps.	10,246,424	Ps.	6,947,229

Total Liabilities and Shareholders’ Equity	Ps.	10,725,606	Ps.	7,309,664

Statement of Income (Parent Company only)

	December 31,
	2014		2013		2012
A. Financial income
Interest on loans granted to the financial sector		11		173		146
Interest on other receivables resulting from financial brokerage		25		177		25
Net income from government and corporate securities		12,085		—		—
Exchange rate differences on gold and foreign currency		23,677		14,317		—

	Ps.	35,798	Ps.	14,667	Ps.	171
B, Financial expenses
Interest on other liabilities resulting from financial brokerage	Ps.	109,110	Ps.	52,587	Ps.	18,785
Exchange rate differences on gold and foreign currency		—		—		10,893
Interests on Other Loans from Financial Institutions		1		3,358		4,533
Net income from government and corporate securities		—		56,767		821
Other		1,219		307		235

	Ps.	110,330	Ps.	113,019	Ps.	35,267

C. Gross brokerage margin		(74,532)		(98,352)		(35,096)

F, Administrative expenses
Personnel expenses		7,200		12,518		10,802
Directors’ and syndics’ fees		1,746		1,633		1,835
Other fees		5,981		8,940		4,939
Taxes		7,854		7,143		3,088
Other operating expenses		785		1,030		571
Other		2,663		3,770		1,750

	Ps.	26,229	Ps.	35,034	Ps.	22,985

Net Income from financial brokerage	Ps.	(100,761)	Ps.	(133,386)	Ps.	(58,081)

H. Miscellaneous income
Net income from equity investments		3,441,413		1,960,990		1,396,909
Other		6,108		59		1,244

	Ps.	3,447,521	Ps.	1,961,049	Ps.	1,398,153
I. Miscellaneous losses
Other		8,970		4,010		3,857

	Ps.	8,970	Ps.	4,010	Ps.	3,857
Net Income before tax		3,337,790		1,823,653		1,336,215

J. Income tax	Ps.	—	Ps.	—	Ps.	—

Net income for the fiscal year	Ps.	3,337,790	Ps.	1,823,653	Ps.	1,336,215

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2014, 2013 and 2012

(Expressed in thousands of Argentine pesos)

Statement of cash flows (Parent Company only)

	December 31,
	2014		2013		2012
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year		10,743		9,270		60,323
Cash and cash equivalents at the end of the year		10,188		10,473		9,270

Net increase in cash and cash equivalents	Ps.	(555)	Ps.	1,473	Ps.	(51,053)

Causes of changes in cash and cash equivalents
Cash Flow from operating activities
Collections for Service		4,203		—		1,107
Payments to Suppliers of Goods and Services		(18,027)		(18,293)		(11,803)
Personnel Salaries and Social Security Contributions		(7,553)		(9,613)		(8,672)
Payments of Other Taxes		(27,912)		(16,826)		(12,422)
Payments for Other Net Operating Activities		3,213		7,260		(1,779)

Net cash provided by operating activities	Ps.	(46,076)	Ps.	(37,472)	Ps.	(33,569)

Cash Flow from investing activities
Collections for Sales of Fixed Assets		5,389		—		—
Payments for Purchases of Fixed Assets		—		(236)		(306)
Collection of Dividends		127,750		60,595		40,995
Contribution to Controlled Companies		—		—		(1,641)
Collection of Sales of Controlled Companies		—		1,553		—
(Payments) / Collections of Interest, Net		(89,078)		(13,937)		(16,157)
Payments for Equity Investments		(88,857)		(17,842)		(3,270)

Net cash used in investing activities	Ps.	(44,796)	Ps.	30,133	Ps.	19,621

Cash Flow from financing activities
Payments (collection) of Loans Received, Net		109,937		23,537		(26,543)
Distribution of Dividends, Net of Taxes		(19,620)		(14,725)		(10,562)

Cash Flow provided by / (used in) financing activities	Ps.	90,317	Ps.	8,812	Ps.	(37,105)

Net increase in cash and cash equivalents	Ps.	(555)	Ps.	1,473	Ps.	(51,053)

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