Form 20-F
period 2015-12-31
GRUPO FINANCIERO GALICIA SA
filed 2016-04-29
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2015

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

Grupo Financiero Galicia S.A.

Tte. Gral. Juan D. Perón 430, 25th floor

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

(continued)

(iii)

PRESENTATION OF FINANCIAL INFORMATION

Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” or “Grupo Galicia”) is a financial services holding company incorporated in Argentina and is one of Argentina’s largest financial services groups. In this annual report, references to “we”, “our”, and “us” are to Grupo Financiero Galicia and its consolidated subsidiaries, except where otherwise noted. Our consolidated financial statements consolidate the accounts of the following companies:

•	Grupo Financiero Galicia;

•	Banco de Galicia y Buenos Aires S.A. (“Banco Galicia” or “the Bank”), our largest subsidiary, consolidated with (i) Banco Galicia Uruguay S.A. (in liquidation) (“Galicia Uruguay”), (ii) Galicia Cayman S.A. (“Galicia Cayman”), only until September 30, 2014 as on October 1, 2014 it was merged into Banco Galicia, (iii) Tarjetas Regionales S.A. (“Tarjetas Regionales”) and its operating subsidiaries, (iv) Tarjetas del Mar S.A. (“Tarjetas del Mar”), (v) Galicia Valores S.A., (vi) Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión (“Galicia Administradora de Fondos”) but only until March 31, 2014, as on April 1, 2014 it was sold to Grupo Financiero Galicia, (vii) Compañía Financiera Argentina S.A. (“Compañía Financiera Argentina” or “CFA”) and (viii) Cobranzas y Servicios S.A. (collectively, “Banco Galicia” or the “Bank” except where otherwise noted);

•	Sudamericana Holding S.A. (“Sudamericana”) and its subsidiaries;

•	Galicia Warrants S.A. (“Galicia Warrants”);

•	Net Investment S.A. (“Net Investment”);

•	Galicia Administradora de Fondos (consolidated with Grupo Financiero Galicia since April 2014); and

•	Galval Agente de Valores S.A. (“Galval”), the results of which were consolidated only during the first half of fiscal year 2012, since on September 4, 2012, the Board of Directors of Grupo Financiero Galicia (the “Board of Directors”) approved the sale of 100% of its interest in Galval. Such transaction was approved by the Central Bank of Uruguay in June 2013 and was consummated on June 12, 2013.

We maintain our financial books and records in Argentine Pesos and prepare our financial statements in conformity with the accounting rules of the Argentine Central Bank, which entity prescribes the generally accepted accounting principles for all financial institutions in Argentina. This annual report refers to those accounting principles as “Argentine Banking GAAP”. Argentine Banking GAAP differs in certain relevant respects from generally accepted accounting principles in Argentina, which we refer to as “Argentine GAAP”. Argentine Banking GAAP also differs in certain significant respects from the generally accepted accounting principles in the United States, which we refer to as “U.S. GAAP”. See Note 33 to our audited consolidated financial statements included in this annual report for a description of the differences between Argentine GAAP and Argentine Banking GAAP, and Note 36 to our audited consolidated financial statements included in this annual report for a discussion of the principal differences between Argentine Banking GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income for the three fiscal years ended December 31, 2015 and total shareholders’ equity as of December 31, 2015 and 2014, and Item 5. “Operating and Financial Review and Prospects” - Item 5.A. “Operating Results-U.S. GAAP and Argentine Banking GAAP Reconciliation”.

In this annual report, references to “US$” and “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Argentine Pesos. The exchange rate used in translating Pesos into Dollars and used in calculating the convenience translations included in the following tables is the “Reference Exchange Rate” which is published by the Argentine Central Bank and which was Ps.13.0050, Ps.8.5520 and Ps.6.5180 per US$1.00 as of December 31, 2015, December 31, 2014 and December 31, 2013, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or at any other rate.

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

Certain figures included in this annual report have been rounded for purposes of presentation. Percentage figures included in this annual report have not been calculated on the basis of such rounded figures but rather on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in the financial statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceeded them due to rounding.

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions Item 4. “Information on the Company-Capital Investments and Divestitures,” Item 5. “Operating and Financial Review and Prospects”-Item 5.A. Operating Results-Principal Trends” and Item 5.B. “Liquidity and Capital Resources.” All statements other than statements of historical facts contained in this annual report (including statements regarding our future financial position, business strategy, budgets, projected costs and management’s plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or other similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be provided with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely from those contemplated in such forward-looking statements include but are not limited to:

•	changes in Argentine government regulations applicable to financial institutions, including tax regulations and changes in or failures to comply with banking or other regulations;

•	changes in general political, legal, social or other conditions in Argentina, Latin America or abroad;

•	fluctuations in the Argentine rate of inflation;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies, including expected or unexpected turbulence or volatility in domestic or international financial markets;

•	changes in the macroeconomic situation at the regional, national or international levels, and the influence of these changes on the microeconomic conditions of the financial markets in Argentina;

•	increased competition in the banking, financial services, credit card services, insurance, asset management, mutual funds and related industries;

•	changes in interest rates which may, among other things, adversely affect margins;

•	a loss of market share by any of Grupo Financiero Galicia’s main businesses;

•	a change in the credit cycle, increased borrower defaults and/or a decrease in the fees charged to clients;

•	Grupo Financiero Galicia’s subsidiaries inability to sustain or improve their performance;

•	Banco Galicia’s inability to obtain additional debt or equity financing on attractive conditions or at all, which may limit its ability to fund existing operations and to finance new activities;

•	technological changes and changes in Banco Galicia’s ability to implement new technologies;

•	changes in the saving and consumption habits of its customers and other structural changes in the general demand for financial products, such as those offered by Banco Galicia;

•	possible financial difficulties of the Argentine government;

•	volatility of the Peso and the exchange rates between the Peso and foreign currencies; and

•	other factors discussed under Item 3. “Key Information” - Item 3.D. “Risk Factors” in this annual report.

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

The selected consolidated financial information as of December 31, 2015, and December 31, 2014, and for the three fiscal years ended December 31, 2015, has been derived from our audited consolidated financial statements included in this annual report. The selected consolidated financial information as of December 31, 2013, December 31, 2012, and December 31, 2011, and for the fiscal years ended December 31, 2012, and December 31, 2011, has been derived from our audited consolidated financial statements not included in this annual report.

You should read this data in conjunction with Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements included in this annual report.

	Fiscal Year Ended December 31,
	2015	2015	2014	2013	2012	2011
	(in millions of Dollars, except as noted)(1) Unaudited	(in millions of Pesos, except as noted)(1)
Consolidated Income Statement in Accordance with Argentine Banking GAAP
Financial Income	1,987	25,844	19,860	13,076	9,129	6,018
Financial Expenses	1,031	13,402	10,321	6,170	3,941	2,274
Net Financial Income (2)	956	12,442	9,539	6,906	5,188	3,744
Provision for Losses on Loans and Other Receivables	170	2,214	2,411	1,776	1,347	843
Income before Taxes	549	7,139	5,330	3,056	2,125	1,861
Income Tax	(215)	(2,801)	(1,992)	(1,232)	(789)	(754)

Net Income / (Loss)	334	4,338	3,338	1,824	1,336	1,107

Basic Earnings / (Loss) per Share (in Pesos)	0.26	3.34	2.57	1.45	1.08	0.89
Diluted Earnings / (Loss) per Share (in Pesos)	0.26	3.34	2.57	1.45	1.08	0.89
Cash Dividends per Share (in Pesos)	0.01	0.12	0.08	0.03	0.02	0.01
Book Value per Share (in Pesos)	0.86	11.14	7.88	5.34	3.92	2.86

Amounts in Accordance with U.S. GAAP
Net Income / (Loss)	333	4,336	3,504	1,575	1,310	867
Basic and Diluted Earnings / (Losses) per Share (in Pesos)	0.26	3.33	2.70	1.27	1.06	0.70
Book Value / (Deficit) per Share (in Pesos)	0.85	11.06	7.88	5.34	4.12	3.12
Financial Income	1,997	25,978	20,032	13,109	9,187	5,986
Financial Expenses	1,032	13,416	10,343	6,178	3,923	2,241

Net Financial Income / (Loss)	965	12,562	9,689	6,931	5,264	3,745
Provision for Losses on Loans and Other Receivables	170	2,213	2,400	1,795	1,338	888
Income Tax	203	2,647	1,890	1,176	780	679

Consolidated Balance Sheet in Accordance with Argentine Banking GAAP
Cash and Due from Banks	2,371	30,835	16,959	12,560	8,345	6,419
Government Securities, Net	1,194	15,525	10,010	3,987	3,627	5,228
Loans, Net	7,562	98,345	66,608	55,265	42,593	30,905
Total Assets	12,437	161,748	107,314	83,156	63,458	51,193
Deposits	7,692	100,039	64,666	51,395	39,945	30,135
Other Funds (3)	3,631	47,224	32,402	24,814	18,643	17,506
Total Shareholders’ Equity	1,114	14,485	10,246	6,947	4,870	3,552

Average Total Assets (4)	9,434	122,684	92,510	69,844	54,416	41,636

Percentage of Period-end Balance Sheet Items Denominated in Dollars:
Loans, Net of Allowances	3.26	3.26	4.20	5.27	6.32	13.88
Total Assets	16.88	16.88	12.11	11.74	11.42	15.15
Deposits	14.37	14.37	7.46	7.15	7.84	15.05
Total Liabilities	18.86	18.86	13.61	13.71	14.29	23.57

Amounts in Accordance with U.S. GAAP
Trading Securities	1,242	16,148	10,199	3,326	3,450	5,310
Available-for-Sale Securities	337	4,385	4,627	4,819	3,251	2,882
Total Assets	13,852	180,142	120,393	92,729	72,398	55,957
Total Liabilities	12,746	165,759	110,150	85,785	67,290	52,081
Shareholders’ Equity (Deficit)	1,106	14,383	10,243	6,944	5,108	3,876

	Fiscal Year Ended December 31,
	2015		2014		2013		2012		2011
	(in millions of Pesos, except as noted)(1)
Selected Ratios in Accordance with Argentine Banking GAAP
Profitability and Efficiency
Net Yield on Interest Earning Assets (5)	14.18%		14.42%		13.77%		14.14%		13.27%
Financial Margin (6)	13.12		13.56		12.75		12.11		11.72
Return on Average Assets (7)	3.83		3.85		2.91		2.80		3.07
Return on Average Shareholders’ Equity (8)	35.54		39.07		32.47		32.12		37.39
Net Income from Services as a Percentage of Operating Income (9)	38.65		37.40		38.03		38.15		39.57
Efficiency ratio (10)	63.64		60.51		66.65		68.84		67.88
Capital
Shareholders’ Equity as a Percentage of Total Assets	8.96%		9.55%		8.35%		7.67%		6.94%
Total Liabilities as a Multiple of Shareholders’ Equity	10.17	x	9.47	x	10.97	x	12.03	x	13.41	x
Total Capital Ratio	13.38%		15.91%		14.28%		13.02%		12.63%
Liquidity
Cash and Due from Banks as a Percentage of Total Deposits	30.82%		26.23%		24.44%		20.89%		21.30%
Loans, Net as a Percentage of Total Assets	60.80		62.07		66.46		67.12		60.37
Credit Quality
Past Due Loans (11) as a Percentage of Total Loans	2.46%		2.61%		2.69%		2.53%		1.82%
Non-Accrual Loans (12) as a Percentage of Total Loans	3.11		3.57		3.57		3.37		2.63
Allowance for Loan Losses as a Percentage of Non-accrual Loans(12)	112.41		105.78		103.80		115.85		152.01
Net Charge-Offs (13) as a Percentage of Average Loans	1.26		2.81		2.33		2.00		1.49
Ratios in Accordance with U.S. GAAP
Capital
Shareholders’ Equity (deficit) as a Percentage of Total Assets	7.98		8.51		7.49		7.06		6.93%
Total Liabilities as a Multiple of Total Shareholders’ Equity	11.52	x	10.75	x	12.35	x	13.17	x	13.44	x
Liquidity
Loans, Net as a Percentage of Total Assets	54.55%		55.29%		59.43%		58.74%		55.06%
Credit Quality
Allowance for Loan Losses as a Percentage of Non-Accrual Loans	135.35		129.78		127.05		138.77		202.23

Inflation and Exchange Rate
Wholesale Inflation (14)	12.65%		28.27%		14.76%		13.13%		12.67%
Consumer Inflation (15)	26.90%		23.91%		10.95%		10.84%		9.51%
Exchange Rate Variation (16) (%)	52.07		31.21		32.55		14.27		8.23
CER (17)	15.05		24.34		10.53		10.55		9.54

The ratios disclosed above are considered significant by the management of Grupo Financiero Galicia despite of the fact that they are not a specific requirement of any GAAP.

(1)	The exchange rate used to convert the December 31, 2015, amounts into Dollars was Ps.13.0050 per US$1.00. All amounts are stated in millions of Pesos, except inflation and exchange rates, percentages, ratios, multiples and per-share data.
(2)	Net financial income primarily represents income from interest on loans and other receivables resulting from financial brokerage plus net income from government and corporate debt securities, including gains and losses, minus interest on deposits and other liabilities from financial intermediation. It also includes the CER adjustment.
(3)	Primarily includes debt with merchants and liabilities with other banks and international entities.
(4)	The average balances of assets, including the related interest that is due are calculated on a daily basis for Banco Galicia and for Galicia Uruguay, as well as for Tarjetas Regionales consolidated with its operating subsidiaries, and on a monthly basis for Grupo Financiero Galicia and its non-banking subsidiaries.
(5)	Net interest earned divided by interest-earning assets. For a description of net interest earned, see Item 4. “Information on the Company-Selected Statistical Information-Interest-Earning Assets-Net Yield on Interest-Earning Assets”.
(6)	Financial margin represents net financial income divided by average interest-earning assets.
(7)	Net income excluding minority interest as a percentage of average total assets.
(8)	Net income as a percentage of average shareholders’ equity.
(9)	Operating income is defined as net financial income plus net income from services.
(10)	Administrative expenses as a percentage of operating income as defined above.
(11)	Past-due loans are defined as the aggregate principal amount of a loan plus any accrued interest that is due and payable for which either the principal or any interest payment is 91 days or more past due.
(12)	Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.
(13)	Charge-offs plus direct charge-offs minus bad debts recovered.
(14)	As measured by the interannual change between October 2014 and October 2015 Wholesale Price Index (“WPI”), published by INDEC (as defined herein).
(15)	In 2015, annual variation of the Consumer Price Index (“CPI”) was calculated using the Consumer Price Index of the City of Buenos Aires, an alternative measure of inflation proposed by INDEC after it discontinued its index.
(16)	Annual change in the end-of-period exchange rate expressed in Pesos per Dollar.
(17)	The “CER” is the “Coeficiente de Estabilización de Referencia”, an adjustment coefficient based on changes in the CPI.

Exchange Rate Information

The following table sets forth the annual high, low, average and period-end exchange rates for Dollars for the periods indicated, expressed in Pesos per Dollar and not adjusted for inflation.

	Exchange Rate (1)
	High	Low	Average	Period-End
	(in Pesos per Dollar)
2011	4.3035	3.9715	4.1442	4.3032
2012	4.9173	4.3048	4.5760	4.9173
2013	6.5180	4.9228	5.5442	6.5180
2014	8.5555	6.5430	8.2314	8.5520
2015	13.7633	8.5537	9.4421	13.0050

October 2015	9.5460	9.4273	9.4896	9.5460
November 2015	9.6880	9.5540	9.6272	9.6880
December 2015	13.7633	9.6975	11.4278	13.0050
January 2016	13.9413	13.0692	13.6548	13.9040
February 2016	15.5842	14.0883	14.8146	15.5842
March 2016	15.9192	14.2458	14.9615	14.5817

(1)	Using closing reference exchange rates as published by the Argentine Central Bank.
(2)	Annual average: based on the last day of each month’s closing quotation.
(3)	Monthly average: daily closing quotations.

As of April 22, 2016, the exchange rate was Ps.14.4558 for US$1.00.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

You should carefully consider the risks described below in addition to the other information contained in this annual report. In addition, most, if not all, of the risks described below must be evaluated bearing in mind that our most important asset is our equity interest in Banco Galicia. Thus, a material change in Banco Galicia’s shareholders’ equity or income statement would also adversely affect our businesses and results of operations. We may also face risks and uncertainties that are not presently known to us or that we currently deem immaterial, which may impair our business. Our operations, property and customers are located in Argentina. Accordingly, the quality of our customer portfolio, loan portfolio, financial condition and results of operations depend, to a significant extent, on the macroeconomic and political conditions prevailing in Argentina. In general, the risk assumed when investing in the securities of issuers from countries such as Argentina, is higher than when investing in the securities of issuers from developed countries.

Risk Factors Relating to Argentina

The current state of the Argentine economy, together with uncertainty regarding the new government, may adversely affect our business and prospects.

Grupo Galicia’s results of operations may be affected by inflation, fluctuations in the exchange rate, modifications in interest rates, changes in the government’s policies and other political or economic developments either internationally or in Argentina that affect the country. During the course of the last few decades, Argentina’s economy has been marked by a high degree of instability and volatility, periods of low or negative economic growth and high, fluctuating levels of inflation and devaluation. Grupo Galicia’s results of operations, the the rights of the holders of securities issued by Grupo Galicia and the value of such securities could be materially and adversely affected by a number of possible factors, some of which include Argentina’s inability to sustain economic growth, the effects of inflation, Argentina’s ability to obtain financing, a decline in the international prices for Argentina’s main commodity exports, fluctuations in the exchange rates of other countries against which Argentina competes and the vulnerability of the Argentine economy to external shocks.

After the presidential elections in October 2011 and in light of the foreign exchange imbalance that arose as a result of the increase in the dollarization of the private sector portfolio and the decrease in the balance of payment current account surplus, the Government issued a series of regulations with a view to stabilizing Argentina’s stock of international reserves. Since 2012 Argentina went through a period of stagflation. Figures of economic activity reflected a slowdown in the domestic production, together with an increasing inflation rate at a higher pace than that noted in previous years. However, Argentina’s macroeconomic situation was under partial control. After the Peso devaluation with respect to the U.S. Dollar that took place in January 2014, the exchange rate between those two currencies remained relatively steady until the end of the former government’s term of office. At the same time, low activity growth levels continued coexisting with a high inflation rate as a result of the above-mentioned accumulated imbalances, the government’s regulatory actions and certain deterioration of some international context’s variables.

In December 2015, Argentina’s new president, Mauricio Macri, took office. Since assuming office, Mr. Macri has implemented several new measures, such as exchange and regulatory measures that reversed policies that had been in place prior to his administration. The impact of these new measures, such as a devaluation of the Peso with respect to the U.S. Dollar of approximately 50%, as well as the impact of any measures that the Macri administration may implement in the future, is unknown and could have a material and adverse impact on the results of our operations.

No assurance can be given that additional events in the future, such as the enactment of new regulations by the Argentine government or authorities, will not occur. As a result of the foregoing, the financial position and results of operations of private sector companies in Argentina, including Grupo Galicia, the rights of the holders of securities issued by such institutions and the value thereof may be negatively and adversely impacted.

The performance of the Argentina economy may deteriorate due to current economic conditions and any significant decline may adversely impact Grupo Galicia’s financial condition.

According to the data arising from the Argentine Institute of Statistics and Census (“INDEC”, as per its initials in Spanish), after the 9.5% and 8.4% recovery observed in 2010 and 2011, respectively, in 2012 the economy grew only 0.8% as activity suffered a slowdown as a consequence of the negative impact of lower crop yields, Brazil’s economic slowdown and the deterioration in the investment climate due to, among other things, heightened regulations and the economy’s loss of competitiveness resulting from a level of inflation that exceeded the exchange rate depreciation. The reversal of some of these factors, primarily the improvement recorded in the agricultural sector and the recovery of the automotive sector, as a result of higher Brazilian demand, contributed to the acceleration of the Argentine economy in 2013, recording a 2.9% growth. In 2014, however, the level of economic activity decreased and the GDP only grew by 0.5%. International factors, such as the strengthening of the U.S. Dollar, which impacted commodity price dynamics, particularly soy and oil in the case of Argentina, and the slowdown in the growth of Brazil’s economy, contributed to the lower GDP growth rate. During 2015, the rate of GDP growth began to show signs of improvement, growing 2.1% during the year, driven primarily by strong economic performance in the agricultural sector and positive expectations in respect of the new Macri administration.

In the future, a less favorable international economic environment, a lack of stability and competitiveness of the Peso against other foreign currencies, the low level of confidence among consumers and foreign and domestic investors, a higher inflation rate and future political uncertainties, among other factors, could affect the development of the Argentine economy and cause volatility in the local capital markets.

The Argentine economy is subject to certain risks, such as fiscal uncertainty including difficulty in reducing the high spending growth rate, high inflation rates, scarcity of foreign currency which limits economic growth and could lead to additional restrictions on the foreign exchange market, a high level of dependency on positive commodity prices which are volatile and beyond the control of the government, the limited availability of long-term credit, and regulatory uncertainty. In addition, the international context is currently less favorable than in prior years for the economies of emerging market countries, in particular as the stabilization and strengthening of the U.S. economy has resulted in the depreciation of currencies of emerging market countries vis-a-vis the U.S. Dollar, a decreasing trend in commodity prices and the a reversal in capital flows (capital is now flowing out of emerging market economies and into the economics of developed countries).

No assurance can be provided that the growth rate of the Argentine economy will not stagnate or decrease. Any such stagnation or slowdown or increased economic and political instability could have a significant adverse effect on Grupo Galicia’s business, financial position and results of operations and the trading price for its ADSs.

If the high levels of inflation continue, the Argentine economy and Grupo Galicia’s financial position and business could be adversely affected.

Since 2007 the Argentine economy has experienced high levels of inflation. According to private estimates, as figures published by the INDEC were not reliable, inflation rates increased from levels of around 10% in 2005 and 2006, above 20% during the following years, reaching a maximum rate of 42.3% in 2014 and decreasing to 27.2% in 2015, mainly due to the slowdown in economic activity and to the overvaluation of the Peso. Recent measures implemented by the new Macri administration in respect of increases in the rates for public services are expected to have a negative impact on inflation rates during 2016. In the past, inflation has materially undermined the Argentine economy and the government’s ability to generate conditions that fostered economic growth. In addition, high inflation or a high level of volatility with respect to the same may materially and adversely affect the business volume of the financial system and prevent the growth of financial intermediation activity. This, in turn, could adversely affect economic activity and employment.

A high inflation rate also affects Argentina’s competitiveness abroad, real salaries, employment, consumption and interest rates. A high level of uncertainty with regard to these economic variables, and lack of stability in terms of inflation, could lead to shortened contractual terms and affect the ability to plan and make decisions. This may have a negative impact on economic activity and on the income of consumers and their purchasing power, all of which could materially and adversely affect Grupo Galicia’s financial position, results of operations and business.

In addition to the above, the accuracy of INDEC’s calculation of the CPI in Greater Buenos Aires (IPC-GBA, as per initials in Spanish), according to which inflation was calculated, has been questioned. In particular, concerns were historically voiced that the actual consumer and wholesale price indices may be significantly higher than those that were indicated by INDEC. In order to address these concerns, the Macri administration has implemented various personnel changes at the INDEC. The new individuals in charge have discontinued most indicators in order to review the same and, potentially, establish new more accurate and reliable indices. There is currently uncertainty regarding what other future measures such agency may adopt and the impact that the same may have on the relationship between Argentina and the IMF and the results of operations of Grupo Galicia.

Argentina’s ability to obtain financing and to attract direct foreign investment is limited and may adversely affect Grupo Galicia’s financial position, results of operations and business.

As of the date of hereof, Argentina has limited access to foreign financing, primarily as a result of a default in December 2001 on its debt to foreign bondholders, multilateral financial institutions and other financial institutions. Although Argentina settled all of its outstanding debt with the IMF in 2006, carried out a variety of debt swaps with certain bondholders between 2004 and 2010, and reached an agreement with the Paris Club in 2014, the government is still in default with some of the foreign bondholders (the holdout creditors).

Argentina is currently involved in litigation in U.S. courts with such holdout creditors. A U.S. trial court has held, which holding has been affirmed by the U.S. Supreme Court, that Argentina must make payments to such holdout creditors in respect of their debt.

The new Macri administration has sought to resolve this outstanding dispute. On February 5, 2016, the new administration submitted a proposed solution to the mediator for this matter. On February 12, 2016, such proposed solution was approved by the mediator which confirmed an agreement, in principle between the government and the Montreux Partners and EM Ltd. hedge funds.

On February 19, 2016, Judge Thomas Griesa lifted injunctions that were in place and that had previously prevented Argentina from paying the non-holdout creditors, i.e. those bondholders who accepted had accepted the terms of the proposed swaps in 2005.

Finally, on March 1, 2016, an agreement was reached between the government and the remaining holdout creditors that were not part of the above described solution that was reached in February 2016. This agreement consisted of a payment in cash of US$ 4,653 million to the NML, Aurelius, Barcebridge and Davidson Kempner funds.

On April 18, 2016, in order to make the payment to said funds and to other bondholders in similar conditions, Argentina issued bonds for USD 16,500 million, with interest rates between 6.25% and 7.62% and maturities of 3, 5, 10 and 30 years. The payment to the bondholders was made on April 22, 2016, thus reaching a final solution to the Argentine debt in default.

The government may still have limited access to financing in order to stimulate growth and implement reforms and/or the financieng that is available may only be available with onerous terms (such as high interest rates and shortened availability periods), which could have a significant adverse effect on Argentina’s economy and on Grupo Galicia’s ability to obtain international financing and adversely affect local credit conditions as well.

A decline in the international prices of Argentina’s main commodity exports and an additional real appreciation of the Peso against the U.S. Dollar could affect the Argentine economy and create new pressures on the foreign exchange market, and have a material adverse effect on Grupo Galicia’s financial condition, prospects and operating results.

Argentina’s economic recovery since the 2001-2002 crisis and the subsequent 2011 crisis has taken place within a context for commodities exports, such as soy, which represented approximately 35% of Argentine exports in 2015. High prices for commodities have contributed to the increase in exports by Argentina since the third quarter of 2002, and have contributed to increased tax revenues for the Argentine government, mainly from export taxes (withholdings). However, this reliance on the export of certain commodities, such as soy, has made the country more vulnerable to fluctuations in their prices.

A significant increase in the real appreciation of the Peso could affect Argentina’s competitiveness, substantially affecting exports, and this, in turn could prompt new recessionary pressures on the country’s economy and a new imbalance in the foreign exchange market, which could lead to a high degree of volatility in the exchange rate. More importantly, in the short term, a significant appreciation of the real exchange rate could substantially reduce Argentine public sector’s tax revenues in real terms, given the strong reliance on taxes on exports (withholdings). The occurrence of the foregoing could lead to higher inflation and potentially materially and adversely affect the Argentine economy, as well as Grupo Galicia’s financial condition and operating results and, thus, the trading prices for its ADSs.

Volatility in the regulatory framework could have a material and adverse effect on Argentina’s economy in general, and on Grupo Galicia’s financial position, specifically.

After the 2001-2002 financial crisis the Argentine government enacted several laws amending the regulatory framework governing a number of different activities. As an example regarding the financial system, in fiscal year 2012, the Argentine Central Bank passed a number of regulations that require financial entities, including Banco Galicia, to provide loans with interest rates that are below the then prevailing market interest rates and, during the fiscal year 2014, the Argentine Central Bank passed new regulations limiting the interest rates and fees that can be charged by financial entities for certain types of loans to individuals. Although the current administration has eleminated some of this regulations, political and social pressures could inhibit the Argentine government’s implementation of policies designed to generate growth and enhance consumer and investor confidence.

No assurance can be provided that regulations that will potentially be enacted in the future by Argentine authorities, and especially those related to the financial system, will not materially and adversely affect the assets, revenues and operating income of private sector companies, including Grupo Galicia, the rights of holders of securities issued by those entities, or the value of those securities. The lack of regulatory foresight could impose significant limitations on activities of the financial system and Grupo Galicia’s business, and would generate uncertainty regarding its future financial position and result of operations and trading price for its ADSs.

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

During periods of uncertainty in international markets, investors generally choose to invest in high-quality assets (“flight to quality”) over emerging market assets. This has caused and could continue to cause an adverse impact on the Argentine economy and could continue to adversely affect the country’s economy in the near future.

The problems faced by the European Union’s periphery countries, resulting from a combination of factors such as low growth, fiscal woes and financial pressures, are particularly acute. Reestablishing financial and fiscal stability to offset the low or zero growth continues to pose a challenge. As a result, the leading economies of the European Union imposed emergency economic plans in such countries, which plans are still in place. During 2014, the U.S. Federal Reserve reduced its asset purchase and its monetary easing programs. Such changes started to strengthen the U.S. Dollar globally, affecting the evolution of commodity prices and lowering capital inflows; which impacts were seen in 2015.

A new global economic and/or financial crisis or the effects of deterioration in the current international context, could affect the Argentine economy and, consequently, Grupo Galicia’s results of operations, financial condition and the trading price for its ADSs.

A potential additional devaluation of the Peso may hinder or potentially prevent Grupo Galicia from being able to honor its foreign currency denominated obligations.

If the Peso depreciated significantly against the U.S. Dollar, as has recently occurred and which could occur again in the future, it could have an adverse effect on the ability of Argentine companies to make timely payments on their debts denominated in or indexed or otherwise connected to a foreign currency, generate very high inflation rates, reduce real salaries significantly, and have an adverse effect on companies focused on the domestic market, such as public utilities and the financial industry. Such a potential devaluation could also adversely affect the Argentine government’s capacity to honor its foreign debt, with adverse consequences for Grupo Galicia’s and Banco Galicia’s businesses, which could affect Grupo Galicia’s capacity to meet future obligations denominated in a foreign currency which, in turn, could have a material adverse effect on the trading prices for Grupo Galicia’s ADSs.

At the end of fiscal year 2014 the exchange rate was 8.5520 Pesos per U.S. Dollar, and was relatively stable until the first days after the new administration toke office. On December 16, 2015 the relation was 9.8268 $/USD, and after removing many restrictions regarding the possibility to access the foreign exchange market the Peso devaluated 40%, reaching 13.7633 on December 17, 2015. Since then it has been moving within the range of 13.0 to 16.0 $/USD, being the exchange rate as of April 22, 2016, of 14.4558 $/USD.

The Argentine foreign exchange market is subject to controls, which may adversely affect the ability and the manner in which Grupo Galicia repays its obligations denominated in, indexed to or otherwise connected to a foreign currency.

Since December 2001, different government administrations have established and implemented various restrictions on foreign currency transfers (both in respect of transfer into and out of Argentina). At the end of 2015, after the new Macri administration took office, profound changes have been made to the foreign exchange regulatory framework in order to relax such restrictions (for further details on these and other control measures on the foreign exchange market, please refer to Item 10. “Additional Information – Foreign Exchange Control”).

The impact that the new measures will have on the Argentine economy and Grupo Galicia’s is uncertain. No assurance can be provided that the regulations will not be amended, or that no new regulations will be enacted in the future imposing greater limitations on funds flowing into and out of the Argentine foreign exchange market. Any such measures, as well as any additional controls and/or restrictions, could materially affect Grupo Galicia’s ability to access the international capital markets and, may undermine its ability to make payments of principal and/or interest on its obligations denominated in a foreign currency or transfer funds abroad (in total or in part) to make payments on its obligations (which could affect Grupo Galicia’s financial condition and results of operations). Therefore, Argentine resident or non-resident investors should take special notice of these regulations (and their amendments) that limit access to the foreign exchange market. Grupo Galicia may be prevented from making payments in U.S. Dollars and/or making payments outside Argentina due to the restrictions in place at that time in the foreign exchange market and/or due to the restrictions on the ability of companies to transfer funds abroad.

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

As a result of the 2001-2002 financial crisis, the volume of financial intermediation activity dropped dramatically: private sector credit plummeted from 24% of GDP in December 2000 to 7.7% in June 2004 and total deposits as a percentage of GDP fell from 31% to 23.2% during the same period. The depth of the crisis and the effect it had on depositors’ confidence in the financial system created uncertainty as to its ability to act as an intermediary between savings and credit. Further, the ratio of total financial system’s private-sector deposits and loans to GDP is low when compared to international levels and continues to be lower than the periods prior to the crisis, especially in the case of private-sector deposits and loans, which represented approximately 16% and 20% of GDP, respectively, at the end of 2015.

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

Argentine financial institutions continue to be exposed, to some extent, to the public sector debt and its repayment capacity. The Argentine government’s ability to honor its financial obligations is dependent on, among other things, its ability to establish economic policies that succeed in fostering sustainable growth and development in the long term, generating tax revenues and controlling public expenditures, which could, either partially or totally, fail to take place.

Banco Galicia’s exposure to the public sector as of December 31, 2015 was Ps. 17,361 million, representing approximately 10.8% of its total consolidated assets and slightly less than 1.3 times its shareholders’ equity. Of this total, Ps. 4,742 million corresponded to Argentine government securities, while the remaining Ps. 12,619 million were Argentine Central Bank debt instruments. As a result, Banco Galicia’s income-generating capacity may be materially impacted, or may be particularly affected by the Argentine public sector’s repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above. Banco Galicia’s ability to honor its financial obligations may be adversely affected by the Argentine government’s repayment capacity or its failure to meet its obligations in regard to Argentine government obligations owed to Banco Galicia.

New limitations on creditors’ rights in Argentina and on the possibility of enforcing certain guarantees, which could adversely affect the financial condition of financial institutions, including Banco Galicia, the main subsidiary of Grupo Galicia.

To protect debtors affected by the 2001-2002 financial crisis, beginning in 2002, the Argentine government passed various laws and regulations that temporarily suspended the ability of creditors to enforce their guarantees and exert their rights under similar instruments established in financing agreements in the event of default by the debtor. Such limitations have, in some cases, prevented Argentine creditors, such as Banco Galicia, from initiating actions and/or lawsuits to collect and recover on defaulted loans. While these rules have ceased to be applicable, in the event of an adverse economic environment or in other circumstances, the Government could pass new rules and regulations restricting the ability of creditors to enforce their rights pursuant to loan agreements, guarantees and similar instruments or documents, the impact of which may have an adverse effect on the business of financial institutions in Argentina, including those of Banco Galicia.

The Consumer Protection Law may limit some of the rights afforded to Grupo Galicia and its subsidiaries.

Argentine Law No. 24240 (the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Galicia’s customers. The Consumer Protection Law was amended by Law No. 26361 on March 12, 2008 to expand its applicability and the penalties associated with violations thereof. Additionally, Law No. 25065 (as amended by Law No. 26010 and Law No. 26361, the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders.

On September 17, 2014, Law No. 26993 was enacted, which created a “System to Solve Disputes in Consumer Relationships”, introducing new administrative and legal procedures within the framework of the Consumer Protection Law; namely, an administrative system and a judicial system.

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

Certain public and private organizations have initiated class actions against financial institutions in Argentina. Class actions are contemplated in the Argentine National Constitution and the Consumer Protection Law, but their use is not regulated. The courts, however, have admitted class actions in spite of lacking specific regulations, providing some guidance with respect to the procedures for the same. These courts have admitted several complaints filed against financial institutions to defend collective interests, based on arguments that object to charges applied to certain products, the applicable interest rates and the advisory services rendered in the sale of government securities, among others.

Final judgments entered against financial institutions under these class actions may affect the profitability of financial institutions in general and of Banco Galicia specifically in relation to class actions filed against Banco Galicia. For further information regarding class actions brought against Banco Galicia, please refer to the Item 8. “Accounting Information – Legal Proceedings – Banco Galicia”.

Administrative procedures filed by the tax authorities of certain provinces against financial institutions, such as Banco Galicia (the primary subsidiary of Grupo Galicia) and amendments to tax laws applicable to Grupo Galicia could generate losses for Grupo Galicia.

Buenos Aires City tax authorities, as well as certain provincial tax authorities, have initiated administrative proceedings against financial institutions in order to collect higher gross income taxes from such financial institutions beginning in2002 and onward. Such tax authorities are alleging that the Compensatory Bond (as defined below) should be subject to taxation. The purpose of the Compensatory Bond was to compensate financial institutions for the losses they would otherwise have incurred as a result of the measures implemented to confront the 2001-2002 financial crisis, in particular, the asymmetric pesification. The final decision regarding these proceedings remains uncertain and substantial losses may be sustained by financial institutions, including Banco Galicia.

Although Banco Galicia considers it has met its tax obligations regarding current regulations and has properly recorded provisions for those risks based on the opinions and advice of its external legal advisors and pursuant to the applicable accounting standards, certain risk factors may render those provisions inadequate. Tax authorities may not agree with Grupo Galicia’s tax treatment, possibly leading to an increase in its tax responsibilities.

Moreover, amendments to existing regulations may increase Grupo Galicia’s tax rate and a material increase in the tax burden could adversely affect its financial results.

Risk Factors Relating to Us

Grupo Galicia may be unable to repay its financial obligations due to a lack of liquidity it may suffer because of being a holding company.

Grupo Galicia, as a holding company, conducts its operations through its subsidiaries. Consequently, it does not operate or hold substantial assets, except for equity investments in its subsidiaries. Except for such assets, Grupo Galicia’s ability to invest in its business development and/or to repay obligations is subject to the funds generated by its subsidiaries and their ability to pay cash dividends. In the absence of such funds, Grupo Galicia may be forced to resort to financing options at unappealing prices, rates and conditions. Additionally, such financing could be unavailable when Grupo Galicia may need it.

Grupo Galicia’s subsidiaries are under no obligation to pay any amount to enable Grupo Galicia to carry out investment activities and/or to cancel its liabilities or to give Grupo Galicia funds for such purposes. Each of the subsidiaries is a legal entity separate from Grupo Galicia, and due to certain circumstances, legal or contractual restrictions, as well as to the subsidiaries’ financial condition and operating requirements, Grupo Galicia’s ability to receive dividends and its ability to develop its business and/or to comply with payment obligations could be limited. Under certain regulations and agreements, Banco Galicia has restrictions related to dividend distribution. In particular, after the end of 2011, the Argentine Central Bank modified the regulations regarding dividend distribution. The new regulation establishes that after paying dividends, financial institutions must have an excess of computable capital over the minimum requirement of 75%, an increase from the previous requirement of 30%. As a result of these regulations, Banco Galicia was unable to declare dividends for the fiscal year ended December 31, 2015.

Notwithstanding the fact that the repayment of such obligations could be afforded by Grupo Galicia through other means, such as bank loans or new issues in the capital market, investors should take notice of the above, prior to deciding on their investment in equity in Grupo Galicia. For further information on dividend distribution restrictions, see Item 5.B. “Financial Review and Prospects – Liquidity and Capital Resources”.

Corporate governance standards and disclosure policies that govern companies listing their shares pursuant to the public offering system in Argentina may differ from those regulating highly-developed capital markets, such as the U.S. As a foreign private issuer, Grupo Galicia applies disclosure policies and requirements that differ from those governing U.S. domestic registrants.

Argentine disclosure requirements are more limited than those in the United States and differ in important respects. As a foreign private issuer, Grupo Galicia is subject to different disclosure policies and other requirements than a domestic U.S. registrant. For example, as a foreign private issuer in the U.S., Grupo Galicia is not subject to the same requirements and disclosure policies as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue financial statements, report on significant events and the standards applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants.

In addition, although Argentine laws provide for certain requirements that are similar to those prevailing in the U.S. in relation to publicly listed companies (including, for example, those related to price manipulation), in general, applicable Argentine laws are different to those in the U.S. and in certain aspects may provide different or fewer protections or remedies as compared to U.S. laws. Further, Grupo Galicia relies on exemptions from certain Nasdaq rules that are applicable to domestic companies. Accordingly, the corporate information available about Grupo Galicia is not the same as, and may be more limited, than the information available to shareholders of a U.S. company.

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

A percentage of Banco Galicia’s liquidity is derived from local banks and the local capital market. As of December 31, 2015, Banco Galicia’s liquidity ratio was 42.9%, as measured by liquid assets as a percentage of total deposits (liquid assets that include cash, bank loans, holdings of securities issued by the Argentine Central Bank (“Lebac” and “Nobac”), net interbank loans, short-term placements with correspondent banks and repurchase agreement transactions in the local market). Any disruptions in the local capital market or in the local financial market, as have been experienced by Argentina in the past, may result in a reduction in availability and/or increased cost of financing for liquidity obtained from such sources. These conditions may impact Banco Galicia’s ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute its growth strategy. Any such event may adversely affect Banco Galicia’s financial position and/or results of operations.

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

If Grupo Galicia’s subsidiaries should fail to detect money laundering and other illegal or inappropriate activities in a comprehensive or timely manner, the business interests and reputation of Grupo Galicia may be harmed.

Grupo Galicia’s subsidiaries must be in compliance with all applicable laws against money laundering, funding of terrorist activities and other regulations. These laws and regulations require, among other things, that Grupo Galicia’s subsidiaries adopt and implement control policies and procedures which involve “know your customer” principles that comply with the applicable regulations, and reporting suspicious or unusual transactions to the applicable regulatory authorities. While Grupo Galicia’s subsidiaries have adopted policies and procedures intended to detect and prevent the use of their networks for money laundering activities and by terrorists, terrorist organizations and other types of organizations, those policies and procedures may fail to fully eliminate the risk that Grupo Galicia’s subsidiaries have been or are currently being used by other parties, without their knowledge, to engage in activities related to money laundering or other illegal activities. To the extent that Grupo Galicia’s subsidiaries have not detected or do not detect those illegal activities, the relevant governmental agencies to which they report have the power and authority to impose fines and other penalties on Grupo Galicia’s subsidiaries. In addition, their business and reputation could be adversely affected if customers use it for money laundering activities or other illegal activities.

A disruption or failure in Grupo Galicia’s information technology system could adversely affect its operations and financial position.

The success of Grupo Galicia’s subsidiaries is dependent upon the efficient and uninterrupted operation of their communications and computer hardware systems, including those systems related to the operation of their ATM networks. Grupo Galicia’s communications, systems or transactions could be harmed or disrupted by fire, floods, power failures, defective telecommunications, computer viruses, electronic or physical theft and similar events or disruptions. Any of the foregoing events may cause disruptions in Grupo Galicia’s systems, delays and the loss of critical data, and could prevent it from operating at optimal levels. In addition, the contingency plans in place may not be sufficient to cover all those events and, therefore, this may mean that the applicable insurance coverage is limited or inadequate, preventing Banco Galicia from receiving full compensation for the losses sustained as a result of such a global disruption. If any of these events occur, it could damage the reputation, entail serious costs and affect Grupo Galicia’s transactions, as well as its results of operations and financial position.

Item 4.	Information on the Company

History and Development of the Company

Our legal name is Grupo Financiero Galicia S.A. We are a financial services holding company that was incorporated on September 14, 1999, as a sociedad anónima (which is a stock corporation) under the laws of Argentina. As a holding company we do not have operations of our own and conduct our business through our subsidiaries. Banco Galicia is our main subsidiary and one of Argentina’s largest full-service banks. Through the operating subsidiaries of Tarjetas Regionales (of which Banco Galicia owns 77%), a holding company controlled by Banco Galicia, and CFA (of which Banco Galicia owns 97% and Grupo Financiero Galicia owns 3%) we provide proprietary brand credit cards throughout the “Interior” of the country and consumer finance services throughout Argentina. Argentines refer to the Interior as all of Argentina except for the federal capital and the areas surrounding the city of Buenos Aires (“Greater Buenos Aires”), i.e., the provinces, including the Buenos Aires Province but excluding the city of Buenos Aires and its surroundings. Through Sudamericana and its subsidiaries we provide insurance products in Argentina. We directly or indirectly own other companies providing financial related products as explained herein. We are one of Argentina’s largest financial services groups with consolidated assets of Ps.161,748 million as of December 31, 2015.

Our goal is to consolidate our position as one of Argentina’s leading comprehensive financial services providers while continuing to strengthen Banco Galicia’s position as one of Argentina’s leading banks. We seek to broaden and complement the operations and businesses of Banco Galicia, through holdings in companies and undertakings whose objectives are related to and/or can produce synergies with financial activities. Our non-banking subsidiaries operate in financial and related activities in which Banco Galicia either cannot participate or in which it can participate only on a limited basis due to restrictive banking regulations.

Our domicile is in Buenos Aires, Argentina. Under our bylaws, our corporate duration is until June 30, 2100. Our duration may be extended by a resolution passed at the extraordinary shareholders’ meeting. Our principal executive offices are located at Teniente General Juan D. Perón 430, Twenty-Fifth floor, (C1038AAJ), Buenos Aires, Argentina. Our telephone number is (54-11) 4343-7528.

Our agent for service of process in the United States is C T Corporation System, presently located at 111 8th Avenue, New York, New York 10011.

Organizational Structure

The following table illustrates our organizational structure as of December 31, 2015. Percentages indicate the ownership interests held.

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

On May 16, 2000, our shareholders held an extraordinary shareholders’ meeting during which they unanimously approved a capital increase of up to Ps.628,704,540 and the public offering and listings of our class B shares. All of the new common shares were designated as class B shares, with a par value of Ps.1. During this extraordinary shareholders’ meeting, all of our existing shareholders waived their preemptive rights. In addition, the shareholders determined that the exchange ratio for the exchange offer would be one class B share of Banco Galicia for 2.5 of our class B shares and one ADS of Banco Galicia for one of our ADSs. The exchange offer was completed in July 2000 and the resulting capital increase was of Ps.549,407,017. Upon the completion of the exchange offer, our only significant asset was our 93.23% interest in Banco Galicia.

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

On December 18, 2013, the definitive merger agreement contemplating the merger of Lagarcué S.A. and Theseus S.A. into Grupo Galicia was registered in a public deed pursuant to the terms of paragraph 4 of article 83 of the Ley General de Sociedades (Law No. 19,550, as amended, the General Corporations Law or “Corporations Law”), and effective as of September 1, 2013. Therefore, 25,454,193 class B shares of Banco Galicia, representing 4.526585 % of its capital stock previously owned by Lagarcué S.A. and Theseus and S.A. were transferred to Grupo Financiero Galicia. As a result, Grupo Financiero Galicia owns 560,199,603 shares of Banco Galicia, representing 99.621742% of its capital stock and voting rights.

On February 25, 2014, the Board of Directors of Grupo Financiero Galicia resolved to offer to acquire all remaining shares of Banco Galicia owned by third parties, amounting to 2,123,962 shares, at an amount of Ps.23.22 per share, which was approved by the Comisión Nacional de Valores (the “National Securities Commission”, or the “CNV”) on April 24, 2014.

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

Banco Galicia

Banco Galicia is a banking corporation organized as a stock corporation under Argentine law and supervised and licensed to operate as a commercial bank by the Superintendencia de Entidades Financieras y Cambiarias (Superintendency of Financial Institutions and Exchange Bureaus or the “Superintendency”).

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

In order to develop automated banking in Argentina and avoid bank disintermediation (i.e., when consumers access information or goods directly rather than through intermediaries) in the provision of electronic information and fund transfer services, in 1985, Banco Galicia established, together with four other private- sector banks operating in Argentina, Banelco S.A. to operate a nationwide automated teller system, which became the largest in the country. During the same year, Banco Galicia also acquired an interest in VISA Argentina S.A., and is currently one of the largest issuers of such cards in Argentina.

During the 1990s, Banco Galicia implemented a growth and modernization strategy directed at achieving economies of scale and increasing productivity and, therefore, heavily invested in developing new businesses, acquiring new customers, widening its product offering, developing its IT and human resources capabilities, and expanding its distribution capacity. This was comprised of traditional channels (branches) and, especially, alternative channels, including new types of branches (e.g., in-store), ATMs, banking centers, phone banking and internet banking.

As part of its growth strategy, in 1995 Banco Galicia began a new expansion phase into the Interior of Argentina where high growth potential was believed to exist. Typically the Interior is underserved relative to Buenos Aires and its surroundings with respect to access to financial services, and its population tends to use fewer banking services. Between 1995 and 1999, Banco Galicia acquired equity interests in entities and formed several non-banking companies providing financial services to individuals in the Interior through the issuance of proprietary brand credit cards. See “-Regional Credit Card Companies” below. In addition, in 1997, Banco Galicia acquired a regional bank that was merged into it, with branches located mainly in Santa Fe and Córdoba, two of the wealthiest and most populous provinces.

In order to fund its strategy, during the 1990s, Banco Galicia tapped the international capital markets for both equity and debt. In June 1993, Banco Galicia carried out its initial international public offering in the United States and Europe and, as a result, listed its American Depositary Receipts (“ADRs”) on the Nasdaq Stock Market until 2000, when Banco Galicia’s shares were exchanged for our shares. In 1991, it was the first Argentine bank to issue debt in the European capital markets and, in 1994, it was the first Latin American issuer of a convertible bond. In 1996, Banco Galicia raised equity again through a local and international public offering.

In 1996, Banco Galicia entered the bank insurance business through an agreement with ITT Hartford Life Insurance Co. for the joint development of initiatives in the life insurance business. In the same year, Banco Galicia initiated its internet presence, which evolved into a full e-banking service for both companies and individuals.

At the end of 2000, Banco Galicia was the largest private-sector bank in the Argentine market with a 9.8% deposit market share.

In 2001 and 2002, Argentina experienced a severe political and financial crisis, which had a material adverse effect on the financial system and on financial businesses as a whole, including Banco Galicia, but especially on financial intermediation activity. However, during the crisis, the provision of transactional banking services was maintained. With the normalization of the Argentine economy’s situation and the subsequent growth cycle that began in mid-2002, financial activities began to expand at high rates, which translated into high growth for the financial system as a whole, including Banco Galicia. The provision of services continued to develop, even further than prior to the crisis, and financial intermediation resumed progressively.

Beginning in May 2002, Banco Galicia began to implement a series of initiatives to deal with the liquidity shortage caused by the systemic deposit run, the unavailability of funding and other adverse effects of the 2001-2002 financial crisis. Banco Galicia significantly streamlined its operations and reduced its administrative expenses and, immediately after launching such initiatives, restored its liquidity. Also, in late 2002 and early 2003, Banco Galicia closed all of its operating units abroad or began to wind them down. In addition, Banco Galicia: (i) restructured most of its commercial loan portfolio, a process that was substantially completed in 2005, (ii) restructured its foreign debt, a process that began in 2002 and that was completed in May 2004, and resulted in an increase in its capitalization, and (iii) in February 2004, finalized the restructuring of its debt with the Argentine Central Bank incurred as a consequence of the 2001-2002 financial crisis.

Together with the launching of the above-mentioned initiatives, Banco Galicia began to normalize its activities, progressively restoring its customer relations and growing its business with the private sector. In 2007, Banco Galicia finalized the full repayment of its debt with the Argentine Central Bank incurred as a consequence of the 2001-2002 financial crisis. In addition, in August 2007, Banco Galicia repaid in full the notes that it had issued to restructure the debt of its New York Branch and undertook a share offering to increase its capitalization, in order to be able to support the increase in regulatory capital requirements on a bank’s exposure to the public sector and the growth of its business with the private sector.

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

On April 15, 2014, Banco Galicia sold its interest in Galicia Administradora de Fondos to Grupo Financiero Galicia for Ps.39 million.

During the third quarter of fiscal year 2014, Banco Galicia sold to VISA Argentina S.A., a company in which the Bank had a 15.9% equity interest, its equity investment in Banelco S.A., for Ps.40 million.

In September 2014, the Bank entered into a preliminary agreement to merge Galicia Cayman into the Bank, effective as of October 1, 2014. The Bank controlled 99.989% of the shares of Galicia Cayman and had an option to purchase the remaining 0.011%, which was owned by Cobranzas y Servicios S.A. In November 2014, the Bank’s shareholders’, through an extraordinary shareholders’meeting, exercised the above mentioned option and approved the merger and incorporation of Galicia Cayman into the Bank, effective on October 1, 2014. This transaction resulted in the dissolution without liquidation of Galicia Cayman.

In a survey conducted in 2015 by Great Place to Work®, which involved more than 87,000 employees from 115 different companies, Banco Galicia was ranked fourth among the best companies to work for with more than 1,000 employees.

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

Banco Galicia paid creditors who elected to participate in the cash offer and the Boden offer and issued (i) US$649 million of long-term Dollar-denominated debt instruments, of which US$465 million were Dollar-denominated notes due 2014 (referred to as the “2014 Notes”), (ii) US$400 million of medium-term Dollar-

denominated debt instruments, of which US$353 million were Dollar-denominated notes due 2010 (referred to as the “2010 Notes”) and (iii) US$230 million of subordinated Dollar-denominated debt instruments, of which US$218.2 million were Dollar-denominated notes due 2019 (referred to as the “Subordinated Notes Due 2019” or the “2019 Notes”).

In January 2010, Banco Galicia paid the last amortization installment of its 2010 Notes, for a principal amount of US$34 million and in November 2010, Banco Galicia redeemed all of its 2014 Notes, for an outstanding principal amount of US$102 million.

During February 2011, Banco Galicia partially redeemed capitalized interest on its Subordinated Notes Due 2019 for US$90 million (and accrued interest thereof for US$1.4 million), which amount was capitalized between January 1, 2004 and December 31, 2010, and was originally scheduled to be paid on January 1, 2014.

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

In January 2014, Banco Galicia paid cumulative interest accrued on these notes from July 1, 2011 to December 31, 2013 for US$29 million.

As of December 31, 2015, the outstanding principal amount of debt resulting from the above-mentioned restructuring amounted to US$235 million. For more information see Item 5.A. “Operating Results-Contractual Obligations” and “Operating Results-Funding”.

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

Due to the effects of the 2001-2002 financial crisis on Galicia Uruguay, in early 2002, the Central Bank of Uruguay suspended its activities and assumed control and management of Galicia Uruguay. In December 2002, Galicia Uruguay restructured its deposits into debt maturing in 2011. On June 1, 2004, Galicia Uruguay’s license to operate as a domestic commercial bank was revoked by the Central Bank of Uruguay, but it retained the license from the Uruguayan government’s executive branch. Control and management of Galicia Uruguay by the Central Bank of Uruguay ended on February 22, 2007. On May 15, 2009, Galicia Uruguay made available to its clients in advance US$27 million, corresponding to the remaining balance of its restructured debt, which was initially due in September 2011. Having fulfilled its obligations, Galicia Uruguay’s shareholders resolved at a shareholders’ meeting held on June 30, 2010, to voluntarily dissolve and liquidate the company.

Furthermore, taking into consideration the financial condition and the evolution estimated in the liquidation process, shareholders decided to reduce the company’s computable capital for a value equal to US$2.1 million through the voluntary redemption of shares, which was carried out on October 18, 2010. During 2013 and 2014, shareholders decided to carry out two new voluntary share redemptions. These redemptions were carried out for a value equal to US$2 million and US$3 million, on November 18, 2013 and September 10, 2014, respectively.

As of the date of this annual report, Galicia Uruguay is in the process of being liquidated and therefore was not engaged in any active business. Its restructured debt (time deposits and notes) has been repaid in full.

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

In September 2014, the Bank entered into a preliminary agreement to merge Galicia Cayman into the Bank, effective as of October 1, 2014. The Bank controlled 99.989% of the shares of Galicia Cayman and had an option to purchase the remaining 0.011%, which was owned by Cobranzas y Servicios SA. In November 2014, the Bank’s shareholders’, through an extraordinary shareholders’ meeting, exercised the above mentioned option and approved the merger and incorporation of Galicia Cayman into the Bank, effective on October 1, 2014. This transaction resulted in the dissolution without liquidation of Galicia Cayman.

Regional Credit Card Companies

In the mid-1990s, Banco Galicia made the strategic decision to target the “non-account holding” individuals market, which, in Argentina, typically includes the low and medium-low income segments of the population who live in the Interior of the country, in addition to certain parts of Greater Buenos Aires. To implement this strategic decision, in 1995 Banco Galicia began investing in non-bank companies (the “Regional Credit Card Companies”) operating in certain regions of the Interior, providing financial services to individuals through the issuance of credit cards with proprietary brands and extending credit to its customers through such cards.

In 1995, Banco Galicia made the first investment in this business by acquiring a minority stake in Tarjeta Naranja S.A. (“Tarjeta Naranja”) and in 1997 increased its ownership to 80%. This company had begun operations in 1985 in the city of Córdoba, where it marketed “Tarjeta Naranja”, its proprietary brand credit card, and had enjoyed local growth.

In 1996, Banco Galicia formed Tarjetas Cuyanas S.A. (“Tarjetas Cuyanas”), to operate in the Cuyo Region (the provinces of Mendoza, San Juan and San Luis) in partnership with local businessmen. This company launched the “Nevada Card” in May 1996 in the city of Mendoza. Also in 1996, Banco Galicia formed a new company, Tarjetas del Mar, to operate in the city of Mar del Plata and its area of influence. Tarjetas del Mar began marketing the “Mira” card in March 1997.

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

During 2012, the ownership interests in Tarjetas Regionales and its operating subsidiaries were modified due to the following events:

•	Tarjeta Naranja’s board of directors approved the merger of Tarjeta Mira S.A. (merged company) into Tarjeta Naranja (merging company).

•	Tarjetas Regionales carried out a capital increase that was mainly paid by the contribution of the minority shareholders’ holdings in its subsidiaries Tarjeta Naranja and Tarjetas Cuyanas. Therefore, Banco Galicia’s direct and indirect interest decreased to 77% of the capital stock and the remaining 23% is held by the shareholders who, by means of the above-mentioned contribution, became Tarjetas Regionales’ minority shareholders.

During May 2014, an extraordinary shareholders’ meeting of Tarjetas del Mar approved a capital increase of Ps.32 million, which was fully subscribed for by Sociedad Anónima Importadora y Exportadora de la Patagonia. As a consequence, the Bank currently holds a 58.8% equity interest in Tarjetas del Mar, while CFA holds a 1.2% equity interest and Sociedad Anónima Importadora y Exportadora de la Patagonia holds the remaining 40%.

As of December 31, 2015, Banco Galicia held 77% of Tarjetas Regionales. In turn, Tarjetas Regionales directly and indirectly held 100% of Tarjeta Naranja and 100% of Tarjetas Cuyanas.

These companies have experienced a significant expansion of their customer bases, in absolute terms and with respect to the range of customers served, number of cards issued, distribution networks and size of operations, as well as a technological upgrade and general modernization. By mid 1995, Tarjeta Naranja had approximately 200,000 cards outstanding. As of December 31, 2014, the Regional Credit Card Companies, on a consolidated basis, had approximately 9.5 million issued cards and were the largest proprietary brand credit card operation in Argentina.

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

The business operations of the Regional Credit Card Companies are exposed to foreign exchange rate fluctuations and interest rate fluctuations; however, they mitigate the foreign exchange rate risk in respect of their business and operation through hedging transactions and try to offset their interest rate exposure with assets that bear interest at similar floating rates. In addition, the Regional Credit Card Companies have an overall liquidity policy requiring them to maintain sufficient liquidity to cover at least three months of future operations and to formulate a cash flow projection for each upcoming year. These internal policies and practices ensure adequate working capital through which the Regional Credit Card Companies protect their operations against short-term cash shortages, allowing them to focus on expanding their business and continuously better serving their clients.

In addition, Tarjeta Naranja has exported its business model to the Dominican Republic, where it commenced operations in 2007 through a joint venture with Grupo León, and to Peru, where it commenced operations in 2011 through a joint venture with Banco de Crédito del Perú. As of the end of the second quarter of 2012, Tarjeta Naranja Dominicana S.A.’s shareholders decided to sell to Banco Múltiple León S.A. (holder of the remaining 50% interest in Tarjeta Naranja Dominicana S.A.’s capital stock) Tarjeta Naranja Dominicana S.A.’s rights related to customers and to start the liquidation of the company. Later, on October 14, 2014, Tarjeta Naranja entered into the final agreement to transfer its interest in Tarjeta Naranja Perú (a joint venture, equivalent to 24% of the capital stock of such company, to Grupo Crédito S.A. for US$900,000. As of the date of this annual report, the shares have been transferred.

Compañía Financiera Argentina

CFA is a financial company which operates under the Financial Institutions’ Law and other regulations set forth by the Argentine Central Bank.

CFA is a leading financial company in Argentina in the personal loans business, providing consumer personal loans through different products. Within this framework, CFA grants unsecured personal loans within the Argentine territory, mainly through its “Efectivo Sí” offices, intermediary entities (mutuals, unions, cooperatives, etc.) and the financing of purchases through its affiliated merchants. It also issues credit cards on a limited scale.

CFA had different names before adopting its current name. It was originally formed under the name “Río de la Plata Sociedad Anónima Comercial y de Financiaciones” on August 16, 1960, and in 1977 the name was changed to “Burofinanz S.A. Compañía Financiera” (authorized by Resolution No. 424 of the Argentine Central Bank, dated December 29, 1977).

In 1992, CFA carried out its commercial activities under the name “Interbonos Compañía Financiera S.A.” (authorized by Resolution No. 284 of the Argentine Central Bank, dated June 17, 1992), as agent of the Mercado Abierto (fixed income brokerage), and later shifted its activities to personal financing, providing small loans through retail merchants for the acquisition of different consumer goods. In 1994, it created “Efectivo Sí”, which is a product aimed at satisfying the financial needs of the “non-bankarized” population sector, or that segment of the population characterized by limited interaction with traditional banks.

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

The Argentine Central Bank, through its Resolution No. 85 dated February 7, 1996, registered CFA’s change of denomination to “Compañía Financiera Argentina S.A.” and authorized it to operate as a financial company under the Financial Institutions’ Law, thus allowing CFA to initiate its activities on February 27, 1996.

In 1998, most of CFA’s capital stock was acquired by AIG Consumer Finance Group Inc., a company controlled by American International Group Inc. (AIG). Six years later, in 2004, the “Cuota Sí” product, aimed at financing purchases through affiliated merchants, was designed.

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

Sudamericana Holding

In 1996, Banco Galicia entered the bank insurance business, through the establishment of a joint venture with Hartford Life International to sell life insurance and annuities, in which it had a 12.5% interest. In December 2000, Banco Galicia sold its interest in this company and purchased 12.5% of Sudamericana, a subsidiary of Hartford Life International. As a result of various acquisitions, Grupo Financiero Galicia owns 87.5% of Sudamericana (with the remaining 12.5% being held by Banco Galicia) which offers life, retirement, property and casualty insurance products in Argentina through its subsidiaries Galicia Seguros S.A. (“Galicia Seguros”), which provides property, casualty and life insurance, Galicia Retiro Compañía de Seguros S.A. (“Galicia Retiro”), which provides retirement insurance and Galicia Broker Asesores de Seguros S.A. (“Galicia Broker”), an insurance broker

In addition, during fiscal year 2012 Galicia Seguros, together with other three insurance companies, created Nova Re Compañía Argentina de Reaseguros S.A., the goal of which is to increase the scope of offerings of reinsurance products in Argentina.

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

Galicia Warrants is a leading company in the deposit certificates and warrants issuance market and its main customers belong to the agricultural, industrial and agro-industrial sectors, as well as exporters and retailers. Its main objective is to enable its customers to access credit and financing, which are secured by the property kept under custody. Its shareholders are Grupo Financiero Galicia, with an 87.5% stake, and Banco Galicia, with the remaining 12.5%.

Business

Banking

Banco Galicia, our largest subsidiary, operates in Argentina and substantially all of its customers, operations and assets are located in Argentina. Banco Galicia is a bank that provides, directly or through its subsidiaries, a wide variety of financial products and services to large corporations, small and medium-sized companies, and individuals.

Banco Galicia is one of Argentina’s largest full-service banks and is a leading provider of financial services in Argentina. According to information published by the Argentine Central Bank, as of December 31, 2015, Banco Galicia ranked second in terms of assets, deposits and loan portfolio within private-sector banks in Argentina. As of the same date, Banco Galicia also ranked first among private-sector domestic banks in terms of assets, loans and deposits. Its market share of private sector deposits and of loans to the private sector was 9.41 % and of 8.89% respectively, as of the end of 2015. On a consolidated basis, as of the end of fiscal year 2015, Banco Galicia had total assets of Ps.160,550 million, total loans of Ps.98,342 million, total deposits of Ps.100,183 million, and its shareholders’ equity amounted to Ps.13,812 million.

Banco Galicia provides a full range of financial services through one of the most extensive and diversified distribution platforms amongst private-sector financial institutions in Argentina. This distribution platform, as of December 31, 2015, was comprised of 260 full service banking branches, located throughout the country, 1,659 ATMs and self-service terminals owned by Banco Galicia, phone banking and e-banking facilities. Banco Galicia’s customer base, on an unconsolidated basis, was comprised of 3 million customers, who were comprised of mostly individuals but who also included more than 86,000 companies. Banco Galicia has a strong competitive position in retail banking, both with respect to individuals and small- and medium-sized companies. Specifically, based on internal studies undertaken by Banco Galicia, it is estimated that Banco Galicia is one of the primary providers of financial services to individuals, one of the largest providers of credit cards, one of the primary private-sector institution serving the small- and medium-sized companies sector, and has traditionally maintained a leading position in the agriculture and livestock sectors. Banco Galicia’s primary clients are classified into two categories, the Wholesale Banking Division and the Retail Banking Division.

For a breakdown of Banco Galicia’s revenues by category of activity for the last three financial years, see Item 5.A. “Operating Results-Results by Segments-Banking.”

Wholesale Banking

The Wholesale Banking division manages and builds relationships with companies from all economic sectors and supports its business model by being closely related to its corporate customers, providing dedicated and focused services.

Across Argentina, Banco Galicia has granted multiple credit lines to companies to finance needs ranging from working capital to medium- to long-term investment projects.

Office Banking, Banco Galicia’s corporate e-banking service, provides a quick, dynamic and safe channel to manage the online accounts of corporate customers and continues to grow year after year. In this respect, transaction volumes increased by 55% as compared to the fiscal year ended December 31, 2014.

During 2015, more than 20 platform initiatives were carried out, such as giving corporate customers the ability to make payments directly to the Argentine Revenue Service (“AFIP”), providing such customers with the ability to sell to the Bank checks received from suppliers, by providing the order directly through office banking with instant crediting of the money in the companies account, authorizing multiple transactions in only one step and other inititatives designed to improve a customer’s experience and optimize the security and use of the platform. In the syndicated survey conducted among several banks, Office Banking achieved first place in customer preference with respect to transactions in the segments analyzed.

In fiscal year 2015, Banco Galicia continued with the optimization of its interbanking clearing house, increasing the size of transactions consummated, as compared to 2014, by 38%. As of the end of fiscal year 2015, Banco Galicia was ranked first by Interbanking in terms of the number of transactions consummated and the size of such transactions in AFIP payments.

Also, in fiscal year 2015, the Bank’s goals were focused on increasing the efficiency of its transactional products, providing an excellent experience to customers and developing new products to allow the Bank to distinguish itself from its competitors.

Corporate Banking

This segment is comprised of companies and/or economic groups with annual sales over Ps.700 million, multinational companies and listed companies. During fiscal year 2015, the Bank maintained its leading position and consolidated its presence in Corporate Banking, positioning itself as one of the best in the market, according to the latest survey conducted by Brain Network. This was attained thanks to effective commercial planning, improvement in the service offering and the implementation of a differentiated advisory model, which allows the Bank to be close to its customers and meet their different needs.

During fiscal year 2015, the customer corporate service department was implemented in order to direct and solve post-sale issues in a faster and more personalized manner thereby providing the customer with a high quality experience.

The performance obtained, together with the constant search for tailor-made solutions, made it possible for the Bank to increase its transactional products volumes by more than 45% as compared to the prior fiscal year.

Companies

In 2015, the Companies Segment Division was created, the mission of this new division is to develop the business strategy of the Bank based on three objectives: adding value, a service-based model, and acquisition and development.

This segment is comprised of companies whose revenues range from Ps.70 million to Ps.700 million. Among these types of companies, Banco Galicia is the leading bank in the segment, standing out in all business sectors. There are a total of 19 corporate banking centers throughout Argentina.

The synergy with the network of branches, supplemented with a team of professionals at each center specialized in foreign trade, treasury solutions, the agricultural sector and companies, is focused on offering a comprehensive service that is tailor-made to each business, with decentralized and regional decision-making and resolution.

During fiscal year 2015, Banco Galicia kept its leading position as principal bank in the segment, primarily standing out in the placement of loans and the purchase of checks of the Credit Line for the Productive Investment, the financing of working capital and the updates of Office Banking, the electronic channel designed to improve the customers’ experience.

Agricultural and Livestock Sector

Tarjeta Galicia Rural holds more than 37% of the market share of credit card-related transactions in this segment, having experienced a 30% increase in sales volumes, as compared to the 2014 fiscal year. More than 95 interest-free agreements were entered into with leading agricultural and livestock sector companies.

Noteworthy among the business activities carried out in the agricultural and livestock sector during fiscal year 2015 were multiple financing offers to finance agricultural campaigns, including the structuring of loans to best suit each producer’s needs and the development of capital market transactions for such segment.

During fiscal year 2015, the thirteenth edition of the Excelencia Agropecuaria La Nación - Banco Galicia Award (La Nación-Banco Galicia’s Agricultural Excellence Award) was achieved and Banco Galicia - Revista Chacra a la Gestión Solidaria del Campo Award (Banco Galicia-Chacra Magazine’s Rural Solidarity Award), FOCA Award to the sustainable agricultural practices and CAPA-Banco Galicia Award to the agricultural journalism were granted.

As in prior fiscal years, the Bank supported the research and outreach activities of Universidad Austral. The Bank also continued supporting the activities of the Fundación Producir Conservando, the Asociación Argentina de Productores en Siembra Directa (Argentine Association of No-till Farming) and the Liders (Leaders) training program, as well as different activities promoted by Consorcios Regionales de Experimentación Agrícola (Agricultural Experimentation Regional Consortiums).

Further developed the loyalty plans that it has in place with the four primary cattle breeding associations in Argentina (i.e. those related to Brangus and Braford breeds) during 2015. These further developments consisted of expanding the terms of their existing collaboration agreements with such associations, thereby providing members of the associations with additional benefits.

Foreign Trade

During fiscal year 2015, the foreign trade volumes (imports plus exports) amounted to US$13,268 million, which accounted for 11% of the trade balance. Out of the total foreign trade transactions, 64% were carried out through electronic banking.

Galicia Comex, Banco Galicia’s specialized website for conducting foreign trade transactions, continued its growth, becoming a market reference point.

During the second half of 2015, the Bank commenced its Foreign Trade Project. Such project is currently expected to conclude in the first quarter of 2019. Through this world-class project, Banco Galicia is replacing the technological systems that it currently uses to direct, process and manage foreign trade transactions, and is introducing and updating office banking functionalities for customers.

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

During 2015, the Bank’s business management was focused on maintaining and growing existing clients in this sector by generating an increased number of transactions and increasing the number and/or volume of transactional deposits all without neglecting the provision of advisory services to customers in order to attract additional time deposits.

Through a business campaign targeting companies on the Automotive Property Registry, a 60% market share was achieved at the national level, generating a new source of income and transactional deposits, as well as a source of customers to generate new payroll direct deposit.

Moreover, new non-traditional businesses continued being generated, such as the exchange of physical money of low denomination throughout the country for electronic money.

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

The Ratail Banking Division is currentlyfocused on (i) developing a customer-oriented culture, (ii) positioning itself as a Leader in the technological transformation of the financial markets, (iii) a multifaceted approached to customer needs in order to create a positive experience for our customers, developing the design of the multichannel strategy creating the customer’s best experience, (iv) developing innovative products and services, and improving each segmen’s strategy in order to maintain a leading position. The Retail Banking Division was redesigned in order to create a marketing department, whose mission is to cultivate new segments, products, advertising and business intelligence and a digital department, whose mission is to improve the Bank’s placement in various rankings and to make it the best digital bank in Argentina. The primary goal of the marketing and digital departments is to direct the Bank, either through its technical or its business areas, towards a dynamic that allows the Bank to compete in the retail banking area, accelerating the cycles of design, development and execution of the channels, products and campaigns with a strong customer-oriented approach.The Channels Department’s goales are to continue developing indirect sales channels, which include (i) the sellers channel, (ii) the retail sales unit channel and (iii) agreements and payroll channe, while also encouraging synergies with other companies in the corporate group.

The Retail Banking Division’s customer base grew 10% during 2015, exceeding 2 million customers.

In particular, the Business and the medium and small business (PyMEs) segment (comprised of self employed individuals and small- and and medium-size companies) of the Retail Banking Division was notable, according to studies conducted by private consulting firms, it was ranked as a leader in offering the most frequently chosen portfolio of products, achieving a 29% penetration in this segment. The most important business achievements were the 11% increase in its customer base, the 16% increase in payroll accounts and, at a credit level, the placement of the Credit Line for Productive Investment for over Ps.1,540 million in the Business and PyMEs segment.

The leadership of the Visa Business card is also evidenced in the consumption market share, as per the information furnished by Visa.

In turn, the Galicia Éminent service, a service aimed at the high-income customer segment, showed an interannual growth of 16%. In a highly competitive environment, as a result of the attractiveness of the segment, Galicia Éminent managed to be ranked first, based on studies conducted by private consulting firms in terms of service, and maintained its leadership position in premium credit card consumption throughout the year, as per the information furnished by Visa, American Express and Mastercard.

Also, as a way to continue improving its customers’ experience, it began remotely serving customers who value a remote service, as well as rewarding them for recommending Banco Galicia to their group of friends. These achievements permited Galicia Éminent to continue being the financial service best remembered and valued among the segment’s clientele.

The “Move” service, an offering for the young people segment, began being marketed during 2014, seeking to attract many new customers at a low cost while also positioning the Bank as a leader in this new segment.

The Bank worked mainly on the acquisition of new customers in the young people segment, not only through the university channel, but also on the online channel. The latter represents 25% of the total additions of Move. In this regard, the use of platforms, such as Facebook, Google, YouTube and Whatsapp, was increased in the customer relation and relationship processes, consolidating the concept of “bank without branches, 100% online” as a differentiating brand attribute. The Bank currently has over 100,000 Move customers and is present at 17 universities.

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

The credit and debit card business continued its strong growth during 2015, with a 46% increase in purchases, as compared to 2014, and over 200 million transactions during the year. The Bank’s market share in the banking means of payment (i.e., credit and debit cards business) was 12.1%.

During fiscal year 2015, over 450,000 primary cards and 339,000 additional cards were issued, totaling more than 4 million cards. With approximately 5,600 business agreements, Banco Galicia provides benefits to its customers at approximately 12,000 stores in various industries and throughout the country.

Through the program to encourage consumption and production of goods and services called “Ahora 12” (Now 12 Installments), Ps.3,500 million were financed from its beginning in September 2014 to year-end 2015.

Regarding customers’ rewards for their relation with the Bank and the use of bank products, customers can take advantage of several benefits through the Quiero! Fidelity Program and plan trips through the QuieroViajes program.

In 2015 the Quiero! Fidelity Program continued to grow and position itself as a value proposition for customers. Through the years, the Bank has managed to make its investment in benefits more efficient by allocating resources to customers from high priority segments based on income recorded, achieving a lower impact on the Bank’s income statement by both increasing the customer’s usage of the card and by increasing the number of cardholders.

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

The bancogalicia.com website makes it possible for customers to request products according to their needs with the assistance of an interactive advisor, obtain information on promotions in the innovative benefits catalogue, and get information about all the products and services offered by Banco Galicia. It also facilitates access to Banco Galicia’s specific web pages for both individuals (Galicia home banking) and companies (Office Banking), allowing customers to access Banco Galicia’s products and services from any location, 365 days a year.

Galicia Servicios Móviles application for smart phones simplifies access to services from cell phones. With the right design to fit the screen of these devices, customers may perform queries, make investments, transfer money and pay bills, including credit card bills.

In 2015, the Indirect Channels Division continued to grow and to pursue its mission to develop internal and external channels to attract new customers and to market consumer banking products. The area is made up of the Retail Sales Unit (focused on cross-selling and attraction of customers that already use the Bank’s direct payroll deposit service), the Indirect Sales Channel Unit (focused on attracting new customers through the entrance into new agreements with third parties that have large networks, thereby allowing the Bank to increase its network of points of sale) and the Commercial Planning for Telephone Banking Unit (focused on attracting customers and cross-selling through internal and external call centers).

Consumption

Through its Regional Credit Card Companies and CFA, Banco Galicia offers financing for low- and mid-income consumer segments.

Regional Credit Card Companies

The companies devoted to the issuance of regional credit cards and the provision of financing transactions to consumers are subsidiaries of Banco Galicia through Tarjetas Regionales (Tarjeta Naranja and Tarjetas Cuyanas).

Through the Regional Credit Card Companies, Tarjetas Regionales is the largest non-bank credit card issuer in Argentina and one of the largest in Latin America, in each case, based on the number of credit cards issued. It is also one of the two largest merchant acquirers in Argentina and one of the largest credit card processors in Argentina. As of December 31, 2015, Tarjetas Regionales had more than 3.2 million active accounts, 9.5 million issued credit cards and more than 250,000 affiliated merchants. As of the same date, Tarjetas Regionales estimated that its market share of issued credit cards in Argentina was approximately 19% and of active accounts in Argentina was approximately 21%. As the credit card processor for all of its credit card operations, Tarjetas Regionales processes approximately 151 million transactions per year.

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

In addition, through the Regional Credit Card subsidiaries, Tarjetas Regionales issues, operates and processes its own branded credit cards, the Tarjeta Naranja credit card and the Tarjeta Nevada credit card, which allow credit card holders to charge purchases of goods and services in the network of merchants that have agreed to accept these proprietary credit cards. As of December 31, 2015, these proprietary credit cards accounted for, on average, approximately 50% of its issued credit cards and approximately 72% in terms of its average monthly purchase volumes. Tarjetas Regionales also offers its clients international credit card brands such as Visa, MasterCard and American Express that are issued by Banco Galicia on its behalf. In addition to its credit card business, Tarjetas Regionales also extends personal loans, through the Regional Credit Card Companies, to its clients either for the account of the Regional Credit Card Companies or for the account of Banco Galicia at the election of the relevant Regional Credit Card Company. Tarjetas Regionales provides its products and services through an extensive network of 262 branches, client service centers and other points of sale strategically located in most major Argentine cities. Its branch network provides a critical service and payment interface for its clients, which allows it to provide targeted client service and form relationships with its clients and affiliated merchants.

For a breakdown of the Regional Credit Card Companies’ revenues for the last three financial years, see Item 5.A. “Operating Results-Results by Segments-Regional Credit Cards”.

Compañía Financiera Argentina

CFA is the leading financial company in Argentina in the personal loan business. As of December 31, 2015, CFA’s assets were over Ps.3,800 million and its shareholders’ equity was Ps.1,324 million. CFA employed 1,158 people. With 58 branches and 36 points of sale throughout Argentina, CFA offers its products to 454,462 customers, who belong, in general, to the low-to-medium income segments, characterized by limited interaction with traditional banks. Such customers often seek a more simplified and quick processing regime for their loans and other banking products.

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

CFA’s net income for fiscal year 2015 amounted to Ps.127 million (including the results of Cobranzas y Servicios in accordance with its 5% equity interest). At year end, its loan portfolio, net of allowances for loan losses, exceeded Ps.2.929 million, representing a 7% increase as compared to fiscal year 2014 and had strong portfolio quality ratios.

CFA’s objective is to secure, maintain and expand its leading position in the consumer finance market. During 2016, CFA expects to further grow and consolidate its customer portfolio and boost credit card circulation. With respect to financing, it will seek financing from the domestic capital market by issuing trusts and notes, and it will focus on increasing financing through time deposits at its branches.

For a breakdown of CFA’s revenues for the last financial year, see Item 5.A. “Operating Results-Results by Segments-CFA”.

Financial Division

The Financial Division of Banco Galicia includes the Financial Operations, Banking Relations, and Information Management and Support areas. Additionally, it is part of the FIMA mutual funds business as it is the main distribution channel for FIMA mutual fund products.

The Financial Operations Division is responsible for, among other things, managing liquidity and the different financial risks of Banco Galicia, based on the parameters determined by the board of directors of Banco Galicia. It manages positions in foreign currency and government securities, and it also acts as an intermediary and distributes financial instruments for its own customers (institutional investors) and corporate customers and individuals. It participates in different markets in its capacity as a comprehensive clearing and settlement agent in respect of the Mercado Abierto Electrónico (“MAE”), the Rosario Futures Exchange (“ROFEX”) and the Mercado de Valores de Buenos Aires (“MERVAL”).

In 2015, the volume traded in the foreign exchange market decreased as a result of foreign exchange restrictions. Even though in the wholesale market, the total volume traded among banks in the MAE decreased by 4%, as compared to 2014, from US$49,900 million in 2014 to US$47,660 million in 2015, the volume traded by the Bank increased by 32%, from US$4,056 million in 2014 to US$5,363 million in 2015, resulting in the Bank being ranked fourth in terms of volumes traded in the foreign exchange market according to the MAE.

Regarding the futures market, Banco Galicia’s position in the MAE’s ranking decreased from third to fourth place, and the Bank was ranked second in ROFEX. In both markets, Banco Galicia traded a total volume of US$14,995 million, 113% more than the US$7,026 million traded in 2014. The foreign trade volume transacted amounted to US$12,632 million, maintaining a similar level to that in 2014. In addition, dollar trading transactions significantly increased as a result of loosening foreign exchange restrictions, from US$600 million in 2014 to US$1,006 million in 2015.

The total volume traded in fixed income totaled US$122,730 million in 2015. Banco Galicia maintained the first place in the annual ranking according to the MAE, with a 29% increase, as compared to the previous year, reaching US$20,998 million traded and a 17% market share.

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

Total insurance production of the aforementioned insurance companies amounted to Ps.2,544 million during 2015, 44% higher than the volume of premiums of the previous year (Ps.1,762 million).

This increase in insurance production was recorded mainly for Galicia Seguros, with Ps.782 million more premiums written than in the same period of the previous fiscal year. As regards Galicia Seguros’ business transactions, the focus was placed on continuing to increase the company’s turnover and sales, which in 2015 amounted to Ps.709 million of annualized premiums. This represented a 39% growth as compared to the previous year, thus increasing the insurance policy lapse ratio and extending the types of coverage offered by adding insurance policies in new lines of business.

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

Within the current economic framework, measures aimed at complying with the goals established in the Business Plan will continue during 2016.

Other Businesses

Galicia Administradora de Fondos: This is the company that manages the FIMA family mutual funds that are distributed by Banco Galicia through its various channels (network of branches, home banking and investment centers, among others). The company’s team is comprised of asset management professionals the goal of whom is to manage the FIMA family funds and to meet the demands of the individuals, companies and institutions the company serves.

During fiscal year 2015, the market volume for mutual funds increased 61%, primarily due to bond funds, amounting to Ps.212,529 million as of the end of 2015. The total assets of the FIMA family mutual funds increased 53% from the previous fiscal year, reaching, as of December 31, 2015, a volume of Ps.18,174 million, representing a market share of 9%. This increase in volume mainly took place in the institutional and corporate customers segment, particularly in respect of the FIMA Ahorro Pesos, FIMA Ahorro Plus and Fima Premium products.

The outlook for fiscal year 2016 foresees a continued growth of mutual funds and a development of business activity in the framework of the new Capital Markets Law, such as the provision of investment advice and management services.

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

For fiscal year 2016, the board of directors of Net Investment is analyzing business alternatives and opportunities.

Galicia Warrants: This company is a leading company in the deposit certificates and warrants issuance market. It has been conducting transactions since 1994, supporting medium and large companies with respect to stock custody. Galicia Warrants’ main objective is to enable its customers to access credit and financing secured by the property kept under custody. Galicia Warrants’ main customers belong to the agricultural, industrial and agro-industrial sectors, as well as exporters and retailers. In fiscal year 2015, Galicia Warrants recorded an income from services of Ps.81 million and a net income of Ps.31 million.

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

Banking

Banco Galicia faces significant competition in all of its principal areas of operation from foreign banks operating in Argentina (mainly large retail banks which are subsidiaries or branches of banks with global operations), Argentine national and provincial government-owned banks, private-sector domestic banks and cooperative banks, as well as non-bank financial institutions.

With respect to private-sector customers, Banco Galicia’s main competitors are large foreign banks and certain domestically-owned private-sector banks. Banco Galicia also faces competition from government-owned banks.

Banco Galicia’s estimated market share of private-sector deposits in the Argentine financial system was 9.41% as of December 31, 2015, as compared to 8.79% as of December 31, 2014 and 9.20% as of December 31, 2013.

With respect to loans to the private sector, Banco Galicia’s Argentine market share was 9.60% as of December 31, 2015, as compared to 8.76% and 8.78% as of December 31, 2014 and December 31, 2013, respectively.

According to the information published by the Argentine Central Bank, as of December 31, 2015, Banco Galicia was the second largest private-sector bank as measured by its assets, its deposits and its loan portfolio and ranked third in terms of net worth.

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

Argentine Banking System

As of December 31, 2015, the Argentine financial system consisted of 78 financial institutions, of which 62 were banks and 16 were financial non-bank institutions (including finance companies, credit unions and savings and loans associations). Of the 62 banks, 13 were Argentine national and provincial government-owned or related banks. Of the 49 private-sector banks, 32 were private-sector domestically-owned banks and 17 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks).

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

As of December 31, 2015, the top 10 banks, in terms of total deposits (excluding Argentine national and provincial government-owned banks), were: Banco Santander Río, Banco Galicia, BBVA Banco Francés, Banco Macro, Credicoop, HSBC Bank and Patagonia. Banco Galicia, Banco Macro and Credicoop are domestically-owned banks and the others are foreign-owned banks. According to information published by the Argentine Central Bank as of December 31, 2015, private-sector banks accounted for 54.9% of total deposits and 61.3% of total net loans in the Argentine financial system. As of the same date, financial institutions (other than banks) accounted for approximately 0.2% of deposits and 2.1% of net loans in the Argentine financial system.

As of December 31, 2015, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación and Banco de la Provincia de Buenos Aires. Under the provisions the Financial Institutions’ Law, public-sector banks have comparable rights and obligations to private banks, except that public-sector banks are usually chosen as depositaries for public-sector revenues and promote regional development and certain public-sector banks have preferential tax treatment. The bylaws of some public-sector banks provide that the governments that own them (both national and provincial governments) must guarantee their commitments. According to information published by the Argentine Central Bank, as of December 31, 2015, government-owned banks and banks in which the national, provincial and municipal governments had an ownership interest accounted for 44.9% of deposits and 36.5% of loans in the Argentine financial system.

Consolidation has been a dominant theme in the Argentine banking sector since the 1990’s, with the total number of financial institutions declining from 214 in 1991 to 78 as of December 31, 2015, with the ten largest banks holding 76% of the system’s deposits from the private sector and 71% of the system’s loans to the private sector as of December 31, 2015.

Foreign banks continue to have a significant presence in Argentina, despite the fact that the number of these financial institutions decreased from 39 at the end of 2001 to 17 as of December 2015, and the fact that their share of total deposits has decreased since the 2001-2002 financial crisis while the share of domestic private-sector banks has increased.

Starting in fiscal year 2013, the Argentine Central Bank took a more active role in the management of financial institutions’s business, by means of the establishment of guidelines for granting credit through the “Credit Line for Productive Investment” (established to finance investment projects and working capital for specific purposes and having certain characteristics), as well as the creation of the requirement to obtain an authorization to increase fees.

In March 2016, the Argentine Central Bank, through its Communication “A” 5928, authorized an aggregate increase, between January 2016 and September 2016, of up to 20% on fees charged by the retail segment, as long as these increases are notified at least 60 calendar days prior to their effectiveness. In addition, beginning on September 1, 2016, banks can freely increase fees.

Regional Credit Cards

In the consumer loan market, the Regional Credit Card Companies compete with Argentine banks and other financial institutions that target similar economic segments. The main players in this segment include Banco Supervielle, Banco Columbia, Banco Comafi, Banco Credicoop, Banco MasVentas, Banco Municipal de Rosario, Banco Nación (Nativa card), Banco de Córdoba (Cordobesa card), Cabal card, tarjeta shopping card and CFA (Efectivo Si). Historically, certain international banks with presence in Argentina have attempted to target consumers in these economic segments and have been, to date and for the most part, unsuccessful.

In order to compete effectively at a national and regional level, the Regional Credit Card Companies target low- to middle-income clients by offering personalized services in each region, focusing their commercial efforts mainly on medium- and low-income segments. While other Argentine credit card issuers and consumer loan providers focus on earning interest on outstanding personal loans and credit card balances, they also focus on and have access to additional sources of revenues including merchant fees and commissions, which allow them to offer competitive pricing and financing terms. Furthermore, unlike other credit card issuers in Argentina, approximately 60% of their clients pay their credit card bill through their branch network. The broad geographical reach of their distribution network, which is the second largest in Argentina, has allowed the Regional Credit Card Companies to establish a local presence in all the provinces of Argentina.

The Regional Credit Card Companies believe that their diversified and consistent funding sources, significant network of branches, robust information technology infrastructure, relationships with over 250,000 merchants and the brand recognition they enjoy provide them with a competitive edge to consolidate and expand their market share in their target market segment, making it difficult for new players to effectively compete in this market segment on a national scale.

Compañía Financiera Argentina

CFA markets all of its financial products mainly to medium- and low-income segments. CFA’s main competitors are: Banco Cetelem, Banco Columbia, Banco de Servicios y Transacciones, Cooperativa la Capital del Plata, Caja de Crédito Cuenca, Banco de Servicios Financieros, Banco Supervielle and Banco Sáenz (Frávega Group).

CFA also faces competition from certain entities which render non-regulated services, or small chains, located in less populated cities. Some big chains of retailers also offer their own financing, such as Garbarino, Frávega, Megatone and Riveiro, financed through the issuance of financial trusts.

Insurance

Sudamericana’s subsidiaries face significant competition since, as of December 2015, the Argentine insurance industry was comprised of approximately 184 insurance companies, 16 of which were dedicated exclusively to annuities. Subsidiaries of foreign insurance companies and the world’s largest insurance companies with global operations are among these companies.

During 2015, the insurance industry continued growing. Production amounted to Ps.153 billion, 41% higher than the level recorded for the period before.

Out of the total insurance production, 81% relates to property insurance, 17% relates to life and personal insurance, and 2% relates to retirement insurance.

Within the 81% corresponding to property insurance, the automotive insurance segment continues to be the most significant segment, representing 44%, followed by the workers’ compensation segment, representing 35%.

Within the life insurance segment, the group life insurance segment is the most significant, representing 68%, followed by individual life insurance, representing 14%, and personal accident insurance, representing 13%.

As of December 2015, based on internal studies undertaken by Galicia Seguros it is estimated that Galicia Seguros ranked fourth in terms of net premiums for life insurance policies underwritten and first in terms of net premiums for home insurance policies underwritten and in terms of net premiums for theft insurance policies underwritten.

Sales and Marketing

Banco Galicia’s, the Regional Credit Card Companies’ and CFA’s distribution capabilities are our principal marketing channels. Our distribution network is one of the largest and most flexible distribution platforms in the country and has nationwide coverage. The network of offices of the Regional Credit Card Companies, located in the Interior of the country and in Buenos Aires, mainly serves the medium and low income segments of the population, who tend to use fewer banking and financial services. CFA’s network serves the low income segment of the population, mainly in Buenos Aires and its outskirts. Through Banco Galicia, we operate a nationwide distribution network, which is one of the most extensive and diversified distribution networks among private-sector financial institutions in Argentina.

December 2015
Branches (number)
Bank Branches	260
Regional Credit Card Cos. Branches	207
CFA Branches	58
Business Centers and In-House Facilities	40
Eminent’s space with Private-Banking	14

Electronic Banking Terminals (number)
ATMs	857
Self-Service Terminals	802

Electronic Banking Transactions (thousands per month)
ATMs + Self-Service Terminals	11,607
Phone-Banking	728
e-banking	42,202

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

Banco Galicia considers quality of service and providing differentiating experiences to its clients as the main elements capable of distinguishing it from competitors. In order to measure these indicators, Banco Galicia periodically performs surveys, with positive results in recent years, showing high customer satisfaction and recognition.

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

CFA markets its products through a network of 58 branches and 36 points of sales, located throughout Argentina. The company leads the personal loan business among financial institutions in Argentina and offers its products to customers who belong, in general, to the low-to-medium income segments, characterized by limited interaction with traditional banks. As such, CFA offers its product “Efectivo Si Consumer Loans” in approximately 400 active merchants, while the agreements are offered out of the branches through different channels. Such customers often seek a more simplified and quick processing regime for their loans and other banking products.

To market its products, Sudamericana’s subsidiaries mainly use Banco Galicia’s, the Regional Credit Card Companies’ and CFA’s distribution networks. They also use the sales officers of Galicia Broker. In addition Sudamericana has a telemarketing center of its own.

Property

The following are our main property assets, as of December 31, 2015:

Property	Address	Square Meters (approx.)	Main Uses
Grupo Financiero Galicia
- Rented	-Tte. Gral. Juan D. Perón 430, 25th floor, Buenos Aires, Argentina	89	Administrative activities

Banco de Galicia y Buenos Aires S.A.
- Owned	-Tte. Gral. Juan D. Perón 407, Buenos Aires, Argentina	18.046	Administrative activities
	-Tte. Gral. Juan D. Perón 430, Buenos Aires, Argentina	41.407	Administrative activities
	-Florida 361, Buenos Aires, Argentina	9.210	Administrative activities
	-Corrientes 6287, Buenos Aires, Argentina	4,800	Land for corporate building
- Rented	-San Martín 178/200, Buenos Aires, Argentina	3.777	Administrative activities
	-Corrientes 411, 3rd and 4th floors, Buenos Aires, Argentina	3.276	Administrative activities

Banco Galicia Uruguay S.A. (in liquidation)
- Rented	-Bernardina Fragoso de Rivera 1438, Montevideo, Uruguay	580	Storage
	- Dr. Luis A. de Herrera 1367 - Unit 301, Montevideo, Uruguay	48	Administrative activities

Tarjeta Naranja S.A.
- Owned	-Sucre 152, 154 and 541, Córdoba, Argentina	6,300	Administrative activities
	-Humberto Primo, Córdoba, Argentina	14,080	Administrative activities
	-Jujuy 542, Córdoba, Argentina	853	Administrative activities
	-Ruta Nacional 36, km. 8, Córdoba, Argentina	7,715	Storage
	-Río Grande, Tierra del Fuego, Argentina	309	Administrative activities
	-San Jerónimo 2348 and 2350, Santa Fe, Argentina	1,475	Administrative activities
- Rented	-Sucre 145/151, La Rioja 359, 364 and 375, Córdoba, Argentina	4,450	Administrative activities and printing center
	Av. Corrientes 3135, CABA, Argentina	1,271	Administrative activities

Tarjetas Cuyanas S.A.
- Rented	-Belgrano 1415, Mendoza, Argentina	1,160	Administrative activities
	-Belgrano 1462, Mendoza, Argentina	1,152	Administrative activities and printing center
	-Olascoaga 348, Guaymallén, Mendoza, Argentina	580	Storage
	-Godoy Cruz 670, Guaymallén, Mendoza, Argentina	400	Storage
	-Belgrano 1478, Mendoza, Argentina	350	Administrative activities

Compañía Financiera Argentina
- Rented	-Paseo Colón 746, 3rd floor, Buenos Aires, Argentina	9,275	Administrative Activities

Galicia Warrants S.A.
- Owned	-Tte. Gral. Juan D. Perón 456, 6th floor, Buenos Aires, Argentina	118	Administrative activities
	-Alsina 3396/3510, San Miguel de Tucumán, Tucumán, Argentina	12,800	Storage
- Rented	-Alto Verde, Chicligasta, Tucumán, Argentina	2,000	Storage
	-Santa Marta, Alderete, Tucumán, Argentina	2,100	Storage
	- Las Talitas, Las Talitas, Tucumán, Argentina	2,300	Storage
	- Tafi Viejo, Tafi Viejo, Tucumán, Argentina	8,748	Storage

Galicia Seguros S.A.
- Owned	-Maipú 241, Buenos Aires, Argentina	3,261	Administrative activities

As of December 31, 2015, our distribution network consisted of:

•	Banco Galicia: 260 branches located in Argentina, 139 of which were owned and 121 of which were rented by Banco Galicia, located in all of Argentina’s 23 provinces.

•	Tarjeta Naranja: 212 sales points located in 21 of the 23 Argentine provinces, 161 of which were rented by the company.

•	Tarjetas Cuyanas: 50 sales points in the provinces of Mendoza, San Juan, San Luis, Santiago del Estero, Chaco, La Pampa, La Rioja, Catamarca, Neuquén, Rio Negro, Salta, Jujuy and Tucumán, all of which were leased.

•	CFA: 42 branches, 36 mini-branches and 16 payment centers, all of which were leased and with at least one branch located in each of Argentina’s provinces.

Capital Investments and Divestitures

During 2015, our capital expenditures amounted to Ps.1,987 million, distributed as follows:

•	Ps.1,097 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.890 million in organizational and development expenses.

During 2014, our capital expenditures amounted to Ps.1,170 million, distributed as follows:

•	Ps.475 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.695 million in organizational and development expenses.

During 2013, our capital expenditures amounted to Ps.990 million, distributed as follows:

•	Ps.344 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.646 million in organizational and development expenses.

These capital expenditures were made mainly in Argentina.

During the 2012 fiscal year, Galicia Seguros invested Ps.12 million for the formation of a reinsurance company (Nova Re Compañía Argentina de Reaseguro S.A.), controlling 39% of the capital stock and voting rights of such company.

In October 2013, Galicia Seguros approved the sale of its 4% ownership interest in Nova Re Compañía Argentina de Reaseguro S.A. to Reaseguradora Patria S.A., a Mexican reassurance company. This transaction was finalized in January 2016 and Galicia Seguros continued to own 35% of Nova Re following the consummation of the sale.

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

On April 15, 2014, Banco Galicia sold its interest in Galicia Administradora de Fondos to Grupo Financiero Galicia, for Ps.39 million.

During May 2014, the shareholders of Tarjetas del Mar approved a capital increase of Ps.32 million, which was fully subscribed for by Sociedad Anónima Importadora y Exportadora de la Patagonia. As a result, the Bank has a 58.8% equity interest in Tarjetas del Mar, while CFA holds a 1.2% and Sociedad Anónima Importadora y Exportadora de la Patagonia holds the remaining 40%.

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

Investment planning

We have budgeted capital expenditures for the fiscal year ending December 31, 2016, for the following purposes and amounts:

	(In millions of Pesos)
Infrastructure of Corporate Buildings, Tower and Branches (construction, furniture, equipment, phones and other fixed assets)	Ps.	1,588
Organizational and IT System Development		1,211

Total	Ps.	2,799

These capital expenditures will be made mainly in Argentina.

Management considers that internal funds will be sufficient to finance fiscal year ended December 31, 2016 capital expenditures.

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

The exchange rate used in translating Pesos into Dollars, which is used in calculating the convenience translations included in the following tables is the Reference Exchange Rate published by the Argentine Central Bank, which was Ps.13.0050, Ps.8.5520 and Ps.6.5180 per US$1.00 as of December 31, 2015, December 31, 2014 and December 31, 2013, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or any other rate. See Item 3. “Key Information-Exchange Rate Information”.

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

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2015.

	Fiscal Year Ended December 31, 2015 (*)
	Pesos			Dollars			Total
	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	11,746	3,275	27.88	2,870	243	8.47	14,616	3,518	24.07
Loans
Private Sector	74,081	20,173	27.23	3,710	155	4.18	77,791	20,328	26.13
Public Sector	16	4	25.00	—	—	—	16	4	25.00

Total Loans (1)	74,097	20,177	27.23	3,710	155	4.18	77,807	20,332	26.13

Other	2,264	588	25.97	118	5	4.24	2,382	593	24.90

Total Interest-Earning Assets	88,107	24,040	27.29	6,698	403	6.02	94,805	24,443	25.78

Cash and Gold	10,112	—	—	7,272	—	—	17,384	—	—
Equity in Other Companies	2,369	—	—	392	—	—	2,761	—	—
Other Assets	10,057	—	—	904	—	—	10,961	—	—
Allowances	(3,175)	—	—	(52)	—	—	(3,227)	—	—

Total Assets	107,470	—	—	15,214	—	—	122,684	—	—

Liabilities and Equity
Deposits
Checking Accounts	—	—	—	—	—	—	—	—	—
Savings Accounts	11,932	28	0.23	2,496	—	—	14,428	28	0.19
Time Deposits	36,198	8,526	23.55	2,335	60	2.57	38,533	8,586	22.28

Total Interest-Bearing Deposits	48,130	8,554	17.77	4,831	60	1.24	52,961	8,614	16.26

Debt Securities	4,248	1,103	25.97	6,212	743	11.96	10,460	1,846	17.65
Other	1,489	496	33.31	1,161	43	3.70	2,650	539	20.34

Total Interest-Bearing Liabilities	53,867	10,153	18.85	12,204	846	6.93	66,071	10,999	16.65

Demand Deposits	19,850	—	—	1,062	—	—	20,912	—	—
Other Liabilities	20,778	—	—	1,858	—	—	22,636	—	—
Minority Interests	860	—	—	—	—	—	860	—	—
Shareholders’ Equity	12,205	—	—	—	—	—	12,205	—	—

Total Liabilities and Equity	107,560	—	—	15,124	—	—	122,684	—	—

Spread and Net Yield
Interest Rate Spread			8.44			(0.91)			9.13
Cost of Funds Supporting Interest-Earning Assets			11.52			12.63			11.60
Net Yield on Interest-Earning Assets			15.76			(6.61)			14.18

(*)	Rates include the CER adjustment.
(1)	Non accruing loans have been included in average loans.

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

	Fiscal Year Ended December 31, 2013 (*)
	Pesos			Dollars			Total
	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	3,755	568	15.13	401	27	6.80	4,156	595	14.33
Loans
Private Sector	44,965	11,368	25.28	2,940	138	4.69	47,905	11,506	24.02
Public Sector	7	—	—	—	—	—	7	—	—

Total Loans (1)	44,972	11,368	25.28	2,940	138	4.69	47,912	11,506	24.01

Other	2,009	364	18.14	83	7	8.78	2,092	371	17.77

Total Interest-Earning Assets	50,736	12,300	24.24	3,424	172	5.04	54,160	12,472	23.03

Cash and Gold	6,344	—	—	3,467	—	—	9,811	—	—
Equity in Other Companies	1,446	—	—	263	—	—	1,709	—	—

Other Assets	5,671	—	—	625	—	—	6,296	-	-
Allowances	(2,059)	—	—	(73)	—	—	(2,132)	—	—

Total Assets	62,138	—	—	7,706	—	—	69,844	—	—

Liabilities and Equity
Deposits
Checking Accounts	—	—	—	1	—	—	1	—	—
Savings Accounts	7,140	15	0.20	938	—	—	8,078	15	0.18
Time Deposits	21,782	3,755	17.24	1,475	17	1.15	23,257	3,772	16.22

Total Interest-Bearing Deposits	28,922	3,770	13.04	2,414	17	0.70	31,336	3,787	12.09

Debt Securities	2,153	430	19.96	4,198	440	10.48	6,351	870	13.70
Other	1,426	332	23.28	666	23	3.45	2,092	355	16.97

Total Interest-Bearing Liabilities	32,501	4,532	13.94	7,278	480	6.60	39,779	5,012	12.60

Demand Deposits	11,264	—	—	464	—	—	11,728	—	—
Other Liabilities	10,895	—	—	1,113	—	—	12,008	—	—
Minority Interests	711	—	—	—	—	—	711	—	—
Shareholders’ Equity	5,618	—	—	—	—	—	5,618	—	—

Total Liabilities and Equity	60,989	—	—	8,855	—	—	69,844	—	—

Spread and Net Yield
Interest Rate Spread			10.30			(1.56)			10.43
Cost of Funds Supporting Interest-Earning Assets			8.93			14.02			9.25
Net Yield on Interest-Earning Assets			15.31			(9.00)			13.77

(*)	Rates include the CER adjustment.
(1)	Non accruing loans have been included in average loans.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates, by currency of the underlying asset or liability, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average yield/rate for (i) the fiscal year ended December 31, 2015 compared with the fiscal year ended December 31, 2014; and (ii) the fiscal year ended December 31, 2014, compared with the fiscal year ended December 31, 2013. Differences related to both rate and volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year 2015/ Fiscal Year 2014, Increase (Decrease) due to changes in			Fiscal Year 2014/ Fiscal Year 2013, Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of Pesos)
Interest Earning Assets
Government Securities
Pesos	1,130	331	1,461	790	456	1,246
Dollars	96	107	203	17	(4)	13

Total	1,226	438	1,664	807	452	1,259
Loans(1)
Private Sector
Pesos	4,943	(842)	4,101	2,956	1,748	4,704
Dollars	23	(32)	(9)	21	5	26

Total	4,966	(874)	4,092	2,977	1,753	4,730
Public Sector
Pesos	4	—	4	—	—	—
Dollars	—	—	—	—	—	—

Total	4	—	4	—	—	—
Other
Pesos	(37)	(39)	(76)	81	219	300
Dollars	—	1	1	7	(10)	(3)

Total	(37)	(38)	(75)	88	209	297
Total Interest-Earning Assets
Pesos	6,040	(550)	5,490	3,827	2,423	6,250
Dollars	119	76	195	45	(9)	36

Total	6,159	(474)	5,685	3,872	2,414	6,286

Interest Bearing Liabilities
Savings Account
Pesos	7	1	8	3	2	5
Dollars	—	—	—	—	—	—

Total	7	1	8	3	2	5
Time Deposits
Pesos	1,830	141	1,971	1,328	1,472	2,800
Dollars	12	13	25	5	13	18

Total	1,842	154	1,996	1,333	1,485	2,818
Notes
Pesos	295	(3)	292	226	155	381
Dollars	41	28	69	188	46	234

Total	336	25	361	414	201	615
Other liabilities
Pesos	—	19	19	16	129	145
Dollars	(1)	5	4	1	15	16

Total	(1)	24	23	17	144	161
Total Interest Bearing Liabilities
Pesos	2,132	158	2,290	1,573	1,758	3,331
Dollars	52	46	98	194	74	268

Total	2,184	204	2,388	1,767	1,832	3,599

(1)	Non accruing loans have been included in average loans.

The increase of Ps.5,685 million in interest income for the fiscal year ended December 31, 2015, as compared to the previous year, can be explained by the Ps.6,159 million increase from the increase in the volume of interest-earning assets, which increase was partially offset by a decrease of Ps.474 million in interest income due to a decrease in interest rates.

In particular, Ps.5,490 million of the increase was due to an increase in interest income from Peso-denominated assets. This increase was due to an increase in volume, mainly as a result of the increase in Peso-denominated loans to the private sector (representing 81.8% of the increase). The average volume of private sector for Peso-denominated loans amounted to Ps.74,081 million for fiscal year 2015, as compared to Ps.55,704 million for the previous fiscal year. This increase was partially offset by Ps.550 million decrease in interest income from Peso-denominated assets, which was due to a decrease in interest rates earned from Peso-denominated assets due to a 162 basis points (“b.p.”) decrease in the average interest rate for loans to the private sector, from 28.85% to 27.23%. The Ps.1,664 million increase in interest from government securities was due to an increase in volume equal to Ps.1,226 million and an increase in interest rates (accounting for Ps.438 million), mainly as a consequence of the higher average rate accrued on Lebac, and on provincial treasury bills and debt securities.

In terms of interest expenses, the Ps.2,388 million increase for the fiscal year ended December 31, 2015, as compared to 2014, is primarily a result of an increase in the volume of time deposits denominated in Pesos (which increased from Ps.28,418 million in 2014 to Ps.36,198 million in 2015), together with a 48 b.p. increase in the interest rate payable on time deposits, which increased from 23.07% to 23.55%. In terms of volume, time deposits represented 92.3% of the net change in respect of time deposits in 2015, an increase as compared to 47.3% in 2014, while the interest rate payable on time deposits represented only 7.7% of the net change in respect of time deposits as of the end of fiscal year 2015, as compared to the 52.7% as of the end of fiscal year 2014. The higher amount of notes outstanding was in line with the trajectory of interest bearing liabilities, Ps.336 million in terms of volume, primarily attributable to the issuances of notes by Tarjeta Naranja, Tarjetas Cuyanas, CFA and Grupo Financiero Galicia. Such issuances were partially offset by the amortization of certain outstanding notes and to downward trend in the exchange rate during such period. In terms of interest rates, a Ps.25 million increase in the interest payable on the notes was recorded.

Interest-Earning Assets-Net Yield on Interest-Earning Assets

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest earned, and illustrates the net yields and spreads obtained, for each of the periods indicated.

	Fiscal Year Ended December 31,
	2015	2014	2013
	(in millions of Pesos, except percentages)
Total Average Interest-Earning Assets
Pesos	88,107	65,665	50,736
Dollars	6,698	4,684	3,424

Total	94,805	70,349	54,160

Net Interest Earned (1)
Pesos	13,887	10,687	7,768
Dollars	(443)	(540)	(308)

Total	13,444	10,147	7,460

Net Yield on Interest-Earning Assets (2) (%)
Pesos	15.76	16.28	15.31
Dollars	(6.61)	(11.53)	(9.00)

Weighted-Average Yield	14.18	14.42	13.77

Interest Spread, Nominal Basis (3) (%)
Pesos	8.44	9.41	10.30
Dollars	(0.91)	(2.79)	(1.56)

Weighted-Average Yield	9.13	10.13	10.43

Credit Related Fees Included in Net Interest Earned
Pesos	279	224	223
Dollars	2	2	6

Total	281	226	229

(1)	Net interest earned corresponds to the net financial income (“Financial Income” minus “Financial Expenses”, as set forth in the Income Statement), plus (i) financial fees included in “Income from Services - In Relation to Lending Transactions” in the Income Statement,(ii) contributions to the Deposits Insurance Fund included in the item with the same denomination that is part of the “Financial Expenses” caption in the Income Statement, and (iii) contributions and taxes on financial income included in the Income Statement under “Financial Expenses - Others”; minus (i) net income from corporate securities, included under “Financial Income/Expenses - Interest Income and Gains/Losses from Holdings of Government and Corporate Securities”, in the Income Statement,(ii) differences in quotation of gold and foreign currency included in the item with the same denomination that is part of the Financial Expenses/Income caption in the Income Statement, and (iii) the premiums and adjustments on forward transactions in foreign currency, included in the item “Financial Income-Others” in the Income Statement. Net interest earned also includes income from government securities used as security margins in repurchase agreement transactions. This income/loss is included in “Miscellaneous Income/Loss - Others” in the Income Statement. Net income from government securities includes both interest and gains/losses due to the variation of market quotations.
(2)	Net interest earned, divided by average interest-earning assets.
(3)	Interest spread, nominal basis is the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities.

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

	Fiscal Year Ended December 31,
	2015	2014	2013
	(in millions of Pesos)
Government Securities
Pesos
Recorded at Cost plus Yield	1,390	30	396
Bonar Bonds	—	—	392
Debt securities of provincies	1,343	30	4
Others	47	—	—
Recorded at Fair Value	1,954	1,480	491
Bonar Bonds	944	1,437	459
Bonac 2016 Bonds	622	13	—
Others	388	30	32

Issued by Argentine Central Bank	6,924	7,247	2,077
Lebac Unquoted	758	3,649	1,110
Lebac Quoted	6,166	3,581	949
Nobac Unquoted	—	—	—
Nobac Quoted	—	—	18
Nobac Repurchase Agreement Transactions	—	17	—
Lebac Repurchase Agreement Transactions	—	—	—

Total Government Securities in Pesos	10,268	8,757	2,964

Dollars
Recorded at Cost plus Yield	—	287	741
Government Bonds	—	287	741
Recorded at Fair Value	422	966	252
Boden 2015 Bonds	—	39	25
Government Bonds	422	927	227
Issued by Argentine Central Bank	4,835	—	—
Lebac Unquoted	4,835	—	—

Total Government Securities in Dollars	5,257	1,253	993

Total Government Securities	15,525	10,010	3,957

Corporate Securities
Corporate Equity Securities (Quoted) in Pesos	—	—	—
Corporate Equity Securities (Quoted) in Dollars	—	—	30

Allowances	—	—	—

Total Government and Corporate Securities	15,525	10,010	3,987

As of December 31, 2015, the increase in our holdings of Argentine government securities denominated in Pesos was mainly due to our holdings recorded at cost plus yield of debt securities issued by the provinces of Buenos Aires, Neuquén and Entre Rios, among others, for Ps.1,313 millions and our holdings recorded at fair value of Bonac 2016 bonds for Ps.609 millions.

Regarding our holdings of government securities denominated in dollars as of December 31, 2015, the increase was attributable to our holdings of Lebac unquoted for Ps.4,835 million.

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

	As of December 31, 2015
	Holdings	Forward Purchases (1)	Forward Sales (2)	Spot purchases to be settled	Spot sales to be settled	Net Position
	(in millions of Pesos)
Government Securities
Holdings Recorded at Cost plus Yield
Pesos	1,390	—	—	30	—	1,420
Holdings Recorded at Fair Value
Pesos	1,954	17	—	4	(22)	1,953
Dollars	422	—	(15)	175	(11)	571
Securities issued by the Argentine Central Bank
Pesos	6,924	1,050	—	128	—	8,102
Dollars	4,835	—	—	—	—	4,835

Total Government Securities	15,525	1,067	(15)	337	(33)	16,881

Corporate Equity Securities (Quoted)	—	—	—	—	—	—

Total Government and Corporate Securities	15,525	1,067	(15)	337	(33)	16,881

(1)	Forward purchases include securities granted as collateral.
(2)	Forward sales include government securities deposits.

The net position of government securities as of December 31, 2015 amounted to Ps.16,881 million.

The net position of government securities at cost plus yield issued in Pesos, for Ps.1,420 million, mainly corresponds to debt securities and treasury bills, primarily issued by the provinces of Buenos Aires, Neuquén and Entre Ríos.

The net position corresponding to government securities at fair value in Pesos, in the amount of Ps.1,953 million, mainly corresponds to Banco Galicia’s holdings of bonds issued by the Argentine government due in 2016, 2017 and 2019 for Ps.117 million, Ps.695 million and Ps.81 million, respectively, and of discount bonds issued by the Argentine government due in 2033 for Ps.284 million. The net position of government securities at fair value in Dollars amounts to Ps.571 million, a key component of which is the Argentine Savings Bond for Economic Development (BAADE) for Ps.199 million due in 2016.

Regarding securities issued by the Argentine Central Bank, the net position of Ps.12,937 million corresponds to our holding of Lebac in Pesos, for Ps.8,102 million, and in Dollars, for Ps.4,835 million.

Remaining Maturity and Weighted-Average Yield

The following table analyzes the remaining maturity and weighted-average yield of our holdings of government and corporate securities as of December 31, 2015. Our government securities portfolio yields do not contain any tax equivalency adjustments.

Maturity Yield
	Total Book Value	Maturing within 1 year		Maturing after 1 year but within 5 years		Maturing after 5 years but within 10 years		Maturing after 10 years
		Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)
	(in millions of Pesos, except percentages)
Government Securities
Recorded at Fair Value
Pesos	1,954	715	28.2%	949	32.7%	60	4.9%	230	3.8%
Dollars	422	234	5.1%	182	6.9%	6	6.5%	—	—
Recorded at Cost plus Yield
Pesos	1,390	1,018	26.0%	372	27.7%	—	—	—	—
Dollars	—	—	—	—	—	—	—	—	—

Instruments Issued by the Argentine Central Bank
Pesos	6,924	6,924	28.2%	—	—	—	—	—	—
Dollars	4,835	4,835	3.2%	—	—	—	—	—	—
Securities Without Quotation
Pesos	—	—	—	—	—	—	—	—	—
Dollars	—	—	—	—	—	—	—	—	—

Total Government Securities	15,525	13,726	18.8%	1,503	28.3%	66	5.0%	230	3.8%

Corporate Debt Securities	—	—	—	—	—	—	—	—	—

Total Portfolio	15,525	13,726	18.8%	1,503	28.3%	66	5.0%	230	3.8%

(1)	Effective yield based on December 31, 2015 quoted market values.

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

	As of December 31,
	2015	2014	2013	2012	2011
	(in millions of Pesos)
Principal and Interest
Non-Financial Public Sector	—	—	—	—	1
Local Financial Sector	762	193	633	357	326
Non-Financial Private Sector and Residents Abroad (1)
Advances	8,549	3,987	3,349	3,098	2,302
Promissory Notes	22,752	16,304	13,323	10,460	6,412
Mortgage Loans	2,099	1,661	1,803	1,159	960
Pledge Loans	487	500	481	311	202
Personal Loans	9,259	6,996	8,051	7,283	5,786
Credit Card Loans	56,260	37,348	27,389	19,279	13,392
Placements in Banks Abroad	232	261	586	277	66
Other Loans	692	1,337	1,237	1,619	2,463
Accrued Interest, Adjustment and Quotation Differences Receivable	1,407	969	827	661	421
Documented Interest	(597)	(348)	(271)	(201)	(166)

Total Non-Financial Private-Sector and Residents Abroad	101,140	69,015	56,775	43,946	31,838

Total Gross Loans	101,902	69,208	57,408	44,303	32,165

Allowance for Loan Losses	(3,560)	(2,615)	(2,129)	(1,732)	(1,284)

Total Loans	98,342	66,593	55,279	42,571	30,881

Loans with Guarantees
With Preferred Guarantees (2)	2,988	2,695	2,433	1,699	1,441
Other Guarantees	13,508	9,463	8,257	6,830	4,866

Total Loans with Guarantees	16,496	12,158	10,690	8,529	6,307

(1)	Categories of loans include:

-	Advances: short-term obligations drawn on by customers through overdrafts.

-	Promissory Notes: endorsed promissory notes, notes and other promises to pay signed by one borrower or group of borrowers and factored loans.

-	Mortgage Loans: loans granted to purchase or improve real estate and collateralized by such real estate and commercial loans secured by a real estate mortgage.

-	Pledge Loans: loans secured by collateral (such as cars or machinery) other than real estate, where such collateral is an integral part of the loan documents.

-	Personal Loans: loans to individuals.

-	Credit-Card Loans: loans granted through credit cards to credit card holders.

-	Placements in Banks Abroad: short-term loans to banks abroad.

-	Other Loans: loans not included in other categories.

-	Documented Interest: discount on notes and bills.

(2)	Preferred guarantees include mortgages on real estate property or pledges on movable property, such as cars or machinery, where Banco Galicia has priority, endorsements of the Federal Office of the Secretary of Finance, pledges of Government securities, or gold or cash as collateral.

For the fiscal year ended December 31, 2015, Banco Galicia’s loan portfolio before allowances for loan losses amounted to Ps.101,902 million, a 47% increase as compared to the fiscal year ended December 31, 2014, as a result of increases of 47% in both our loans to individuals and our loans to companies.

For the fiscal year ended December 31, 2014, Banco Galicia’s loan portfolio before allowances for loan losses amounted to Ps.69,208 million, a 21% increase as compared to the fiscal year ended December 31, 2013, as a result of increases in loans to both individuals and companies by 24% and 18%, respectively.

Loans by Type of Borrower

The following table shows the breakdown of our total loan portfolio, by type of borrower at December 31, 2015, 2014 and 2013. The middle-market companies’ category includes Banco Galicia’s loans to small and medium-sized companies and the agricultural and livestock sectors while the individuals’ category includes loans granted by Banco Galicia, the Regional Credit Card Companies and CFA. Loans to individuals comprise both consumer loans and commercial loans extended to individuals with a commercial activity.

	As of December 31,
	2015		2014		2013
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of Pesos, except percentages)
Commercial Loans	42,641	41.8	29,104	42.0	24,572	42.8
Corporate	13,619	13.4	8,590	12.4	6,508	11.3
Middle-Market Companies	29,022	28.4	20,514	29.6	18,064	31.5
- Agribusiness	13,209	13.0	9,289	13.4	7,882	13.7
- Small and medium-sized companies	15,813	15.4	11,225	16.2	10,182	17.8
Individuals	58,267	57.2	39,649	57.3	31,988	55.7
- Bank	32,806	32.2	20,538	29.7	16,322	28.4
- Regional Credit Card Companies	22,033	21.6	16,096	23.3	12,439	21.7
- CFA	3,428	3.4	3,015	4.3	3,227	5.6
Financial Sector (1)	994	1.0	455	0.7	848	1.5
Non-Financial Public Sector	—	—	—	—	—	—

Total (2)	101,902	100.0	69,208	100.0	57,408	100.0

(1)	Includes local and international financial sector. Financial Sector loans are primarily composed of interbank loans (call money loans), overnight deposits at international money center banks and loans to provincial banks.
(2)	Before the allowance for loan losses.

Loans by Economic Activity

The following table sets forth as of the dates indicated an analysis of our loan portfolio according to the borrower’s main economic activity. Figures include principal and interest.

	As of December 31,
	2015		2014		2013
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of Pesos, except percentages)
Financial Sector (1)	994	1.0	455	0.7	848	1.5

Services
Non-Financial Public Sector	—	—	—	—	—	—
Communications, Transportation Health and Others	5,084	5.0	2,886	4.2	2,882	5.0
Electricity, Gas, Water Supply and Sewage Services	160	0.2	216	0.3	260	0.5
Other Financial Services	553	0.5	366	0.5	231	0.4

Total	5,797	5.7	3,468	5.0	3,373	5.9

Primary Products
Agriculture and Livestock	11,342	11.1	8,178	11.8	7,160	12.5
Fishing, Forestry and Mining	1,956	1.9	1,459	2.1	478	0.8

Total	13,298	13.0	9,637	13.9	7,638	13.3

Consumer	59,012	57.9	39,747	57.4	31,720	55.3

Retail Trade	3,287	3.3	2,237	3.2	2,326	4.0

Wholesale Trade	5,450	5.3	3,699	5.4	3,075	5.4

Construction	1,035	1.0	709	1.0	707	1.2

Manufacturing
Foodstuffs	3,499	3.4	2,943	4.3	2,303	4.0
Transportation Materials	2,783	2.7	996	1.4	963	1.7
Chemicals and Oil	2,712	2.7	2,269	3.3	1,557	2.7
Other Manufacturing Industries	4,035	4.0	3,048	4.4	2,898	5.0

Total	13,029	12.8	9,256	13.4	7,721	13.4

Other Loans	—	—	—	—	—	—

Total (2)	101,902	100.0	69,208	100.0	57,408	100.0

(1)	Includes local and international financial sectors.
(2)	Before the allowance for loan losses.

Consumer loans account for the majority of the loan portfolio, which as of the fiscal year-end represented 57.9% of the total loan portfolio; as compared to the 57.4% for fiscal year 2014 and 55.3% for fiscal year 2013.

As for business activities, the most significant categories during the fiscal year ended December 31, 2015 were loans to the primary production sector, the manufacturing industry and trade (wholesale and retail), with a total portfolio share of 13.0%, 12.8% and 8.6%, respectively.

The most significant growth as compared to fiscal year 2014 occurred in the services sector with a 67% increase, in the consumer sector with an increase of 49% and in the Retail Trade and Wholesale Trade sectors on a combined basis, which increased 47%.

Maturity Composition of the Loan Portfolio

The following table sets forth an analysis by type of loan and time remaining to maturity of our loan portfolio as of December 31, 2015.

	Within 1 Month	After 1 Month but within 6 Months	After 6 Months but within 12 Months	After 1 Year but within 3 Years	After 3 Years but within 5 Years	After 5 Years	Total at December 31, 2015
	(in millions of Pesos)
Non-Financial Public Sector (1)	—	—	—	—	—	—	—
Financial Sector (1)	393	70	279	20	—	—	762
Private Sector and Residents Abroad	57,886	21,850	9,429	10,653	1,173	149	101,140
- Advances	7,084	1,425	40	—	—	—	8,549
- Promissory Notes	4,411	8,681	3,767	5,648	244	1	22,752
- Mortgage Loans	112	216	346	973	304	148	2,099
- Pledge Loans	21	106	115	237	8	—	487
- Personal Loans	754	2,468	2,191	3,247	599	—	9,259
- Credit-Card Loans	43,802	8,929	2,968	544	17	—	56,260
- Other Loans	893	25	2	4	1	—	925
- Accrued Interest and Quotation
Differences Receivable (1)	1,407	—	—	—	—	—	1,407
- (Documented Interest)	(597)	—	—	—	—	—	(597)
- (Unallocated Collections)	(1)	—	—	—	—	—	(1)
Allowance for Loan Losses (2)	(3,560)						(3,560)

Total Loans, Net	54,719	21,920	9,708	10,673	1,173	149	98,342

(1)	Interest and the CER adjustment were assigned to the first month.
(2)	Allowances were assigned to the first month as were past due loans and loans in judicial proceedings.

Interest Rate Sensitivity of Outstanding Loans

The following table presents the interest rate sensitivity of our outstanding loans due after one year by denomination as of December 31, 2015.

	In millions of Pesos	As a % of Total Loans
Variable Rate (1)(2)
Pesos	3,811	31.8%
Dollars	59	0.5%

Total	3,870	32.3%

Fixed Rate (2)(3)
Pesos	8,095	67.6%
Dollars	9	0.1%

Total	8,104	67.7%

(1)	Includes overdraft loans.
(2)	Includes past due loans and excludes interest receivable, differences in quotations and the CER adjustment.
(3)	Includes short-term and long-term loans whose rates are determined at the beginning of the loans’ life.

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

The Prevention and Control of Money Laundering and Funding of Terrorist Activities Division reports to the board of directors of Banco Galicia and is responsible for preventing the execution of financial transactions with funds of criminal origin, and the use of the Bank as a vehicle for money laundering and terrorist financing

Banco Galicia is in compliance with the regulations set forth by Law No. 25,246, as amended, resolution 121/2011, as amended, which was issued by the Financial Information Unit (the “UIF”) and with Communication “A” 5218 as amended and supplemented and which was issued by the Argentine Central Bank.

Banco Galicia has policies, procedures and control structures in place related to the features of the various products offered, which assist in monitoring transactions in order to identify unusual or suspicious transactions and reporting such transactions to the UIF. The Anti-Money Laundering Unit is responsible for managing such risk, through the implementation of control and prevention procedures, as well as through communication thereof to the rest of the organization via employee training and incorporation of such risk into handbooks.

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

Applications for these products, such as credit cards, checking account overdrafts and secured or unsecured personal loans, are automatically assessed through credit scoring systems that take into account different criteria to determine the customer’s credit background and repayment capacity, as well as through granting guidelines based on the customer’s credit history within the financial system (which is verified against the information provided by a company that furnishes credit information) or with Banco Galicia (credit screening).

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

The Planning Department is responsible for the strategic vision of the area, defining efficiency ratios and action plans, proposing alternatives which contribute to ongoing improvement and ensuring the compliance of the established objectives.

It is also responsible for ensuring regulatory compliance in acordance with the regulations passed by the applicable authorities, and for reviewing and proposing changes to Banco Galicia’s internal policies, with respect to both credit granting and recovery of past-due loans. This department consistently interfaces with the Risk Management Division.

Regional Credit Card Companies

Each of the Regional Credit Card Companies maintains its own credit products and limits; however, their credit approval and credit risk analysis procedures are basically the same. Assessment of the credit risk of each customer is based on certain required information, provided by the customer, and verified by the companies, as well as on information on customers’ credit records obtained from credit bureaus and other entities. Once the information is verified, the credit card is issued. There are certain requirements such as age, minimum levels of income (depending on the type of customer, i.e. employee, self-employed, etc.) and domicile area that must be fulfilled in order to qualify for a credit card. Credit limits are defined based on customers’ income. Credit limits may be raised for a particular customer, either at the customer’s request or based on the customer’s past payment profile, at the companies’ discretion or for all customers, due to, among other factors, macroeconomic conditions such as inflation, salary trends or interest rates.

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

Compañía Financiera Argentina

CFA maintains its own credit products and limits. Assessment of the credit risk of each customer is based on certain required information, provided by the customer, and verified by the company, as well as on information on customers’ credit records obtained from credit bureaus and other entities.

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

The Argentine Central Bank’s regulations also establish that a team independent from the departments responsible for credit origination must carry out a periodic review of the commercial portfolio. Banco Galicia’s Credit Division, which is independent from the business units that generate transactions, is responsible for these reviews.

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

General Provisions. In addition to the specific loan loss allowances described above, the Argentine Central Bank requires the establishment of a general allowance of 1% for all loans in its “Normal Situation” category. This general allowance is not required for interbank financial transactions of less than 30 days, or loans to the non-financial public sector or to financial institutions majority-owned by the Argentine national, provincial or city governments with governmental guarantees. Besides these general provisions, Banco Galicia may establish additional provisions, determined based on Banco Galicia’s judgment of the entire loan portfolio risk at each reporting period.

As of December 31, 2015, 2014 and 2013, we maintained a general loan loss allowance of Ps.1,455 million, Ps.1,283 million and Ps.1,010 million, respectively, which exceeded by Ps.294 million, Ps.457 million and Ps.442 million, respectively, the 1% minimum general allowance required by the Argentine Central Bank. The increase in these amounts was related to the growth and seasoning of the individuals’ loan portfolio and the impact of the worsening of certain macroeconomic variables.

Classification of the Loan Portfolio based on Argentine Central Bank Regulations

The following tables set forth the amounts of our loans past due and the amounts not yet due of the loan portfolio, including the loan portfolios of Banco Galicia, the Regional Credit Card Companies and CFA, applying the Argentine Central Bank’s loan classification criteria in effect at the dates indicated.

	As of December 31, 2015
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	97,232	97.8	—	—	97,232	95.4
2. With Special Follow-up - Under observation and Low Risk	1,503	1.5	—	—	1,503	1.5
3. With Problems and Medium Risk	362	0.4	521	20.8	883	0.9
4. High Risk of Insolvency and High Risk	301	0.3	860	34.3	1,161	1.1
5. Uncollectible	—	—	1,118	44.7	1,118	1.1
6. Uncollectible Due to Technical Reasons	—	—	5	0.2	5	—

Total	99,398	100.0	2,504	100.0	101,902	100.0

	As of December 31, 2014
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	65,279	96.9	—	—	65,279	94.3
2. With Special Follow-up - Under observation and Low Risk	1,457	2.2	—	—	1,457	2.1
3. With Problems and Medium Risk	339	0.5	439	24.3	778	1.1
4. High Risk of Insolvency and High Risk	327	0.4	1,049	58.1	1,376	2.0
5. Uncollectible	—	—	315	17.4	315	0.5
6. Uncollectible Due to Technical Reasons	—	—	3	0.2	3	—

Total	67,402	100.0	1,806	100.0	69,208	100.0

	As of December 31, 2013
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	54,119	96.9	—	—	54,119	94.3
2. With Special Follow-up - Under observation and Low Risk	1,238	2.2	—	—	1,238	2.1
3. With Problems and Medium Risk	311	0.6	415	26.9	726	1.3
4. High Risk of Insolvency and High Risk	197	0.3	724	46.9	921	1.6
5. Uncollectible	—	—	402	26.1	402	0.7
6. Uncollectible Due to Technical Reasons	—	—	2	0.1	2	—

Total	55,865	100.0	1,543	100.0	57,408	100.0

	As of December 31, 2012
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	41,791	96.8	—	—	41,791	94.3
2. With Special Follow-up - Under observation and Low Risk	1,017	2.4	—	—	1,017	2.3
3. With Problems and Medium Risk	244	0.5	353	31.5	597	1.4

	As of December 31, 2012
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
4. High Risk of Insolvency and High Risk	128	0.3	535	47.6	663	1.5
5. Uncollectible	—	—	233	20.8	233	0.5
6. Uncollectible Due to Technical Reasons	—	—	2	0.1	2	—

Total	43,180	100.0	1,123	100.0	44,303	100.0

	As of December 31, 2011
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	30,716	97.3	—	—	30,716	95.5
2. With Special Follow-up - Under observation and Low Risk	605	1.9	—	—	605	1.9
3. With Problems and Medium Risk	162	0.5	163	27.9	325	1.0
4. High Risk of Insolvency and High Risk	96	0.3	276	47.0	372	1.2
5. Uncollectible	—	—	144	24.6	144	0.4
6. Uncollectible Due to Technical Reasons	—	—	3	0.5	3	—

Total	31,579	100.0	586	100.0	32,165	100.0

Amounts Past Due and Non-Accrual Loans

The following table analyzes amounts past due by 90 days or more in our loan portfolio, by type of loan and by type of guarantee as of the dates indicated, as well as our non-accrual loan portfolio, by type of guarantee, our allowance for loan losses and the main asset quality ratios as of the dates indicated.

	As of December 31,
	2015	2014	2013	2012	2011
	(in millions of Pesos, except ratios)
Total Loans (1)	101,902	69,208	57,408	44,303	32,165

Non-Accrual Loans (2)
With Preferred Guarantees	106	50	39	13	17
With Other Guarantees	103	59	58	29	13
Without Guarantees	2,958	2,363	1,954	1,453	814

Total Non-Accrual Loans (2)	3,167	2,472	2,051	1,495	844

Past Due Loan Portfolio
Non-Financial Public Sector		—	—	—	—
Local Financial Sector		—	—	—	—
Non-Financial Private Sector and Residents Abroad
Advances	188	169	150	96	65
Promissory Notes	192	121	76	54	35
Mortgage Loans	45	12	28	9	11
Pledge Loans	8	9	5	1	3
Personal Loans	304	262	243	188	116
Credit-Card Loans	1,693	1,200	1,003	740	340
Placements with Correspondent Banks	—	—	—	—	—
Other Loans	74	33	38	35	16

Total Past Due Loans	2,504	1,806	1,543	1,123	586

Past Due Loans
With Preferred Guarantees	59	42	34	10	11
With Other Guarantees	97	38	47	25	11
Without Guarantees	2,348	1,726	1,462	1,088	564

Total Past Due Loans	2,504	1,806	1,543	1,123	586

Allowance for Loan Losses	3,560	2,615	2,129	1,732	1,284

	As of December 31,
	2015	2014	2013	2012	2011
	(in millions of Pesos, except ratios)
Ratios (%)
As a % of Total Loans:
- Total Past Due Loans	2.46	2.61	2.69	2.53	1.82
- Past Due Loans with Preferred Guarantees	0.06	0.06	0.06	0.02	0.03
- Past Due Loans with Other Guarantees	0.10	0.05	0.08	0.06	0.04
- Past Due Unsecured Amounts	2.30	2.50	2.55	2.45	1.75
- Non-Accrual Loans (2)	3.11	3.57	3.57	3.37	2.63
- Non-Accrual Loans (2) (Excluding Interbank Loans)	3.12	3.59	3.62	3.40	2.64
Non-Accrual Loans (2) as a Percentage of Loans to the Private Sector	3.11	3.57	3.57	3.37	2.63
Allowance for Loan Losses as a % of:
- Total Loans	3.49	3.78	3.71	3.91	3.99
- Total Loans Excluding Interbank Loans	3.50	3.79	3.76	3.94	4.02
- Total Non-Accrual Loans (2)	112.41	105.78	103.80	115.85	152.01
Non-Accrual Loans with Guarantees as a Percentage of Non-Accrual Loans (2)	6.60	4.41	4.73	2.81	3.55
Non-Accrual Loans as a Percentage of Total Past Due Loans	126.48	136.88	132.92	133.13	144.05

(1)    Before the allowance for loan losses.

(2)    Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.

Our non-accrual loans to the private sector recorded an improvement of 46 b.p. decreasing from 3.57% in fiscal year ended 2014 to 3.11% in fiscal year ended 2015.

Banco Galicia has entered into certain debt renegotiation agreements with customers. Banco Galicia has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements are included within past due and accruing loans, which amounted to Ps.90 million, Ps.88 million and Ps.97 million as of December 31, 2015, 2014 and 2013, respectively.

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

The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	As of December 31,
	2015	2014	2013	2012	2011
				(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	159	117	127	86	53

Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	8	6	6	4	3

(1)	Recorded under “Miscellaneous Income”.

Loan Loss Experience

The following table presents an analysis of our allowance for loan losses and of our credit losses as of and for the periods indicated. Certain loans are charged off directly to income statement (such charge offs are immaterial amounts charged to income before any allowances for loan losses are recorded) therefore, are not reflected in the allowance.

	Fiscal Year Ended
	December 31,
	2015	2014	2013	2012	2011
	(in millions of Pesos, except ratios)
Total Loans, Average (1)	77,832	59,094	47,964	35,213	26,219

Allowance for Loan Losses at Beginning of Period (2)	2,615	2,129	1,732	1,284	1,038
Changes in the Allowance for Loan Losses During the Period (2)
Provisions Charged to Income	2,128	2,339	1,701	1,295	820
Prior Allowances Reversed	—	(1)	—	(12)	(22)
Charge-Offs (A)	(1,203)	(1,840)	(1,304)	(835)	(552)
Inflation and Foreign Exchange Effect and Other Adjustments	20	(12)	—	—	—

Allowance for Loan Losses at End of Period	3,560	2,615	2,129	1,732	1,284

Charge to the Income Statement during the Period
Provisions Charged to Income (2)	2,128	2,339	1,701	1,295	820
Direct Charge-Offs, Net of Recoveries (B)	(226)	(181)	(187)	(132)	(162)
Recoveries of Provisions	—	(1)	—	(60)	(22)

Net Charge (Benefit) to the Income Statement	1,902	2,157	1,514	1,103	636

Ratios (%)
Charge-Offs Net of Recoveries (A+B) to Average Loans (3)	1.26	2.81	2.33	2.00	1.49
Net Charge to the Income Statement to Average Loans(3)	2.44	3.65	3.16	3.13	2.42

(1)	Before the allowance for loan losses.
(2)	Includes quotation differences for Galicia Uruguay.
(3)	Charge-offs plus direct charge-offs minus bad debts recovered.

During 2015, the Bank established allowances for loan losses in an amount of Ps.2,128 million. The decrease in allowances established for loan losses in fiscal year 2015 as compared to fiscal year 2014 was mainly due to a decrease in the level of provisions for loan losses in relation to the companies’ loan portfolio.

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

	As of December 31,
	2015			2014			2013
	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	—	—	—	—	—	—	—
Local Financial Sector	—	—	0.8	—	—	0.3	—	—	1.1
Non-Financial Private Sector and Residents Abroad
Advances	157	0.2	8.4	121	0.2	5.8	95	0.2	5.8
Promissory Notes	150	0.2	22.3	94	0.1	23.6	56	0.1	23.2
Mortgage Loans	33	0.0	2.1	13	—	2.4	11	—	3.1
Pledge Loans	7	0.0	0.4	5	—	0.7	3	—	0.8
Personal Loans	311	0.3	9.1	299	0.4	10.1	261	0.5	14.0
Credit-Card Loans	1,295	1.3	55.2	759	1.1	54.0	676	1.2	47.7
Placements in Correspondent Banks	—	—	0.2	—	—	0.4	—	—	1.0
Other	49	—	1.5	19	—	2.8	22	—	3.1
Unallocated (1)	1,558	1.5	—	1,305	1.9	—	1,005	1.8	—

Total	3,560	3.5	100.0	2,615	3.8	100.0	2,129	3.7	100.0

	As of December 31,
	2012			2011
	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	—	—	—	—
Local Financial Sector	—	—	0.8	—	—	1.0
Non-Financial Private Sector and Residents Abroad
Advances	68	0.2	7.0	49	0.2	7.2
Promissory Notes	41	0.1	23.6	36	0.1	19.9
Mortgage Loans	4	—	2.6	6	—	3.0
Pledge Loans	1	—	0.7	1	—	0.6
Personal Loans	190	0.4	16.4	128	0.4	18.0
Credit-Card Loans	461	1.0	43.5	232	0.7	41.6
Placements in Correspondent Banks	—	—	0.6	—	—	0.2
Other	15	—	4.7	9	—	8.4
Unallocated (1)	952	2.2	—	823	2.6	—

Total	1,732	3.9	100.0	1,284	4.0	100.0

(1)	The unallocated reserve consists of the allowances established on the portfolio classified in the “normal situation” category and includes additional reserves in excess of Argentine Central Bank minimum requirements.

Charge-Offs

The following table sets forth the allocation of the main charge-offs made by Banco Galicia, the Regional Credit Card Companies and CFA during the years ended December 31, 2015, 2014 and 2013.

	Fiscal Year Ended
	December 31,
	2015	2014	2013
	(in millions of Pesos)
Charge-offs by Type
Advances	45	95	53
Promissory Notes	146	180	79
Mortgage Loans	1	75	1
Pledge Loans	4	5	0
Personal Loans	340	410	374
Credit-Card Loans
Banco Galicia	217	255	271
Regional Credit Card Companies	436	691	467
Other Loans	14	129	59

Total(1)	1,203	1,840	1,304

(1)	Do not include the amounts directly charged off to the income statement.

During fiscal year 2015, Ps.1,203 million was charged off against the allowance for loan losses, including the Regional Credit Card Companies’ and CFA’s loan portfolios, while in fiscal year 2014 it amounted to Ps.1,840 million. For both fiscal years, the increases as compared to the prior years were attributable to the seasoning of the individuals’ loan portfolio.

Foreign Outstandings

Cross-border or foreign outstandings for a particular country are defined as the sum of all claims against third parties domiciled in that country and comprise loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets that are denominated in Dollars or other non-local currency. The following were our foreign outstandings as of the dates indicated.

	Fiscal Year Ended
	December 31,
Country	2015	2014	2013
	(in millions of Pesos)
United States
Demand Deposits	230	47	71
Overnight Placements	232	261	586
Other	19	10	14

Total	481	318	671

Germany
Demand Deposits	82	32	36
Other	4	—	0

Total	86	32	36

As of December 31, 2015, we had the following foreign outstandings:

•	Ps.481million (0.3% of our total assets) representing liquid placements with United States financial institutions, of which Ps.232 million represented overnight placements and Ps.230 million corresponded to demand deposits.

•	Ps.86 million with German financial institutions mainly corresponding to demand deposits.

Deposits

The following table sets out the composition of our deposits as of December 31, 2015, 2014 and 2013. Our deposits represent deposits with Banco Galicia and CFA.

	As of December 31,
	2015	2014	2013
	(in millions of Pesos)
Checking Accounts and Other Demand Deposits	19,437	15,755	12,394
Savings Accounts	27,519	16,897	11,801
Time Deposits	51,118	30,730	26,185
Other Deposits (1)	1,045	722	574
Plus: Accrued Interest, Quotation Differences and CER Adjustment	920	562	441

Total Deposits	100,039	64,666	51,395

(1)	Includes among other, deposits originated by Decree No. 616/05, Reprogrammed Deposits under judicial proceedings and other demand deposits.

In 2015, our consolidated deposits increased 55% primarily as a result of a Ps.20,388 million increase in time deposits and a Ps.14,304 million increase in deposits in checking and savings accounts. These increases were mainly due to deposits received by Banco Galicia.

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

For more information, see Item 5.A. “Operating Results-Funding”.

The following table provides a breakdown of our consolidated deposits as of December 31, 2015, by contractual term and currency of denomination.

	Peso-Denominated		Dollar-Denominated		Total
		% of		% of		% of
	Amount	Total	Amount	Total	Amount	Total
	(in millions of Pesos, except percentages)
Checking Accounts and Demand Deposits	Ps.19,437	22.9%	—	—%	Ps.19,437	19.6%
Savings Accounts	18,831	22.2	8,688	60.5	27,519	27.8
Time Deposits	45,589	53.8	5,529	38.5	51,118	51.6
Maturing Within 30 Days	15,159	17.9	2,658	18.5	17,817	18.0
Maturing After 31 Days but Within 59 Days	15,996	18.9	453	3.2	16,449	16.6
Maturing After 60 Days but Within 89 Days	8,081	9.5	3	—	8,084	8.2
Maturing After 90 Days but Within 179 Days	3,480	4.1	1,817	12.7	5,297	5.3
Maturing After 180 Days but Within 365 Days	1,699	2.0	591	4.1	2,290	2.3
Maturing After 365 Days	1,174	1.4	7	—	1,181	1.2
Other Deposits	900	1.1	145	1.0	1,045	1.0
Maturing Within 30 Days	502	0.6	130	0.9	632	0.6
Maturing After 31 Days but Within 59 Days	—	—	—	—	—	—
Maturing After 60 Days but Within 89 Days	—	—	—	—	—	—
Maturing After 90 Days but Within 179 Days	1	—	—	—	1	—
Maturing After 180 Days but Within 365 Days	395	0.5	—	—	395	0.4
Maturing After 365 Days	2	—	15	0.1	17	—

Total Deposits (1)	84,759	100.0%	14,362	100.0%	99,119	100.0%

(1)	Only principal. Excludes the CER adjustment.

The categories with the highest concentration of maturities per their original term are those within the segments “within 30 Days” and “after 31 days but within 59 days” (Pesos and Dollars), which accounted for 34.6% of the total and corresponded mainly to Peso-denominated time deposits. The rest of the terms represent a lower percentage of the total portfolio ranging from 8% to 1% of total deposits. As of December 31, 2015, the average original term for both non-adjusted Peso-denominated time deposits and of Dollar-denominated deposits was approximately 51 days. Dollar-denominated deposits, equal to Ps.14,362 million (only principal), represented 14.5% of total deposits.

The following table provides information about the maturity of our outstanding time deposits exceeding US$100,000, as of December 31, 2015.

Deposits over US$100,000
(in millions of Pesos)
Time Deposits
Within 30 Days	7,912
After 31 Days but Within 59 Days	11,503
After 60 Days but Within 89 Days	4,615
After 90 Days but Within 179 Days	2,323
After 180 Days but Within 365 Days	1,577
After 365 Days	1,092

Total Outstandig Time Deposits Exceeding US$100.000 (1)	29,022

(1)	Only principal.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the periods indicated.

	Fiscal Year Ended
	December 31,
	2015	2014	2013
	(in millions of Pesos, except percentages)
Net Income / (Loss)	4,338	3,338	1,824
Average Total Assets	122,684	92,510	69,844
Average Shareholders’ Equity	12,205	8,543	5,618
Shareholders’ Equity at End of the Period	14,485	10,246	6,947
Net Income as a Percentage of:
Average Total Assets	3.83	3.85	2.91
Average Shareholders’ Equity	35.54	39.07	32.47
Declared Cash Dividends	150.00	100.00	38.60
Dividend Payout Ratio	3.46	3.00	2.12
Average Shareholders’ Equity as a Percentage of Average Total Assets	9.95	9.23	8.04
Shareholders’ Equity at the End of the Period as a Percentage of Average Total Assets	11.81	11.08	9.95

Short-term Borrowings

Our short-term borrowings include all of our borrowings (including repurchase agreement transactions, debt securities and notes) with a contractual maturity of less than one year, owed to foreign or domestic financial institutions or holders of notes.

	As of December 31,
	2015	2014	2013
	(in millions of Pesos)
Short-Term Borrowings
Argentine Central Bank	7	7	6
Other Banks and International Entities
Credit Lines from Domestic Banks	553	377	529
Credit Lines from Foreign Banks	1,107	507	378
Notes	—	228	161

Total	1,667	1,119	1,074

As of the end of fiscal year 2015, our short-term borrowings mainly consisted of credit lines from foreign banks, which represented 66.4% of our short term borrowings. Credit lines from domestic banks represented 33.2%

We also borrow funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	As of December 31,
	2015	2014	2013
	(in millions of Pesos)
Banks and International Entities
Contractual Short-term Liabilities
Other Lines from Foreign Banks	1,107	507	378

Total Banks and International Entities	1,107	507	378

Domestic and Financial Institutions
Contractual Short-term Liabilities:
Other Lines from Credit from Domestic Banks	553	377	529

Total Domestic and Financial Institutions	553	377	529

Total	1,660	884	907

The outstanding amounts and the terms corresponding to the outstanding notes as of the dates indicated below are as follows:

	As of December 31,
	Maturity	Annual Interest Rate	2015	2014	2013
(in millions of Pesos)
Notes(*)
Tarjetas Cuyanas S.A. Class XI Series I (Quarterly interest, principal payable at maturity)	2014	20.50%	—	—	13
Tarjeta Naranja Class XXIII Series I (Quarterly interest, principal payable at maturity)	2014	24.50%	—	—	35
Tarjeta Naranja Class XXII Series I (Quarterly interest, principal payable at maturity)	2014	21.00%	—	—	42
CFA Class IX Series I (Quarterly interest, principal payable at maturity)	2014	18.89%	—	—	45
CFA Class X Series I (Quarterly interest, principal payable at maturity)	2014	23.50%	—	—	26
CFA Class XI Series I (Quarterly interest, principal payable at maturity)	2015	Badlar + 297 b.p.	—	50	—
CFA Class XII Series I (Quarterly interest, principal payable at maturity)	2015	Badlar + 247 b.p.	—	50	—
CFA Class XIII Series I (Quarterly interest, principal payable at maturity)	2015	27.50%	—	128	—

Total			—	228	161

(*)	Only principal.

The following table sets forth the items listed below for our significant short-term borrowings for the fiscal years ended December 31, 2015, 2014 and 2013:

•	the weighted-average interest rate at year-end,

•	the maximum balance recorded at the monthly closing dates of the periods,

•	the average balances for each period calculated on a daily basis, and

•	the weighted-average interest rate for each period.

	As of December 31,
	2015	2014	2013
	(in millions of Pesos, except percentages)
Argentine Central Bank
Weighted-average Interest Rate at End of Period	—%	—%	—%
Maximum Balance Recorded at the Monthly Closing Dates	39	8	6
Average Balances for Each Period	6	5	4
Weighted-average Interest Rate for the Period	—%	—%	—%
Credit Lines from Domestic Banks
Weighted-average Interest Rate at End of Period	29.1%	27.5%	26.0%
Maximum Balance Recorded at the Monthly Closing Dates	1,282	681	694
Average Balances for Each Period	757	524	504
Weighted-average Interest Rate for the Period	26.6%	31.0%	21.0%
Credit Lines from Foreign Banks
Weighted-average Interest Rate at End of Period	3.5%	3.4%	2.3%
Maximum Balance Recorded at the Monthly Closing Dates	1,579	1,498	535
Average Balances for Each Period	974	871	300
Weighted-average Interest Rate for the Period	2.9%	2.5%	1.8%
Repurchases with Domestic Banks
Weighted-average Interest Rate at End of Period	—%	—%	—%
Maximum Balance Recorded at the Monthly Closing Dates	140	433	456
Average Balances for Each Period	176	59	113
Weighted-average Interest Rate for the Period	23.8%	21.7%	12.1%
Notes
Weighted-average Interest Rate at End of Period	—%	25.5%	22.8%
Maximum Balance Recorded at the Monthly Closing Dates	1,024	228	402
Average Balances for Each Period	619	114	268
Weighted-average Interest Rate for the Period	25.8%	24.0%	19.3%

Regulatory Capital

Grupo Financiero Galicia

Grupo Financiero Galicia’s capital adequacy is not under the supervision of the Argentine Central Bank. Grupo Financiero Galicia has to comply with the minimum capital requirement established by the Corporations Law. On October 8, 2012, through Decree 1331/12, such amount was determined to be Ps.100,000.

Banco Galicia

Banco Galicia is subject to the capital adequacy rules of the Argentine Central Bank. The capital adequacy regulations are based on the Basel Committee methodology which establishes the minimum capital a financial institution is required to maintain in order to cover the various risks inherent to its business activity and endemic to its assets. Such risks include: credit risk, generated both by exposure to the private sector and to the public sector; operational risk, generated by losses due to the lack of conformity with internal processes or due to failure of them; market risk, generated by positions in securities, foreign-currency and CER.

The computable capital is determined as follows:

•	The computable regulatory capital is divided into core capital (or Tier I) and supplemental capital (or Tier II). Deductions (i.e., organization and development expenses) become part mainly of the core capital.

•	Any holdings in financial entities, insurance companies, companies whose corporate purpose is the issuance of credit cards and other companies with activities complementary to financial entities, must be deducted from the calculation.

•	The result of the period is part of the core capital (Positive: 100% of audited results, 50% of unaudited results; Negative: 100%). Previously it was part of the supplemental capital.

•	The supplemental capital is comprised of subordinated notes and 100% of the provisions for loan losses in connection with the loan portfolio in normal situation.

•	In addition to a 20% value write-off per annum for subordinated notes beginning on the fifth year before their due date, the new regulation establishes that the same have to be considered at 90% of their value, writing-off 10 percentage points (p.p.). every 12 months.

Regarding capital requirements, the following percentages apply in the determination:

•	Financing to the non-financial public sector in Pesos: 0%

•	Bank premises and equipment and miscellaneous assets: 8%

•	Mortgage loans to households: from 35% of the 8%, if the amount is lower than 75% of the property’s value.

•	Consumer loan portfolio(1): 75% of the 8%.

Beginning in December 2015, through its Communication “A” 5831, the Argentine Central Bank implemented certain regulatory changes which established that the capital requirement on credit risk must be calculated based on the balances as of the last day of each month. Prior to the change in law, the capital requirement for credit risk was calculated based on the average balances as of the second month before the date of the determination of the requirement. Under the new law, the computable capital to be considered is that of the same month of the capital requirement, while previously it was that of the prior month.

Minimum capital requirements must be met by the Bank, both on an individual basis and on a consolidated basis with its significant subsidiaries.

In the table below, Banco Galicia’s information on regulatory capital and compliance with minimum capital requirements regulations is consolidated with Tarjetas Regionales and its subsidiaries, CFA and Galicia Uruguay.

	December 31,
(in millions of Pesos, except percentages)	2015	2014	2013
Minimum capital required (A)	11,063	7,077	5,691
Allocated to Credit Risk	8,369	5,098	4,328
Allocated to Market Risk	296	200	58
Allocated to Operational Risk	2,398	1,779	1,305

Computable Capital (B)	14,071	10,133	7,513
- Tier I	11,732	8,041	5,478
- Tier II	2,339	2,020	1,805
Additional Capital- Market Variation	—	72	230

Excess over Required Capital (B)-(A)	3,008	3,056	1,822

Total Capital Ratio (%)	13.38	15.91	14.28

In accordance with Argentine Central Bank rules applicable at each date.

As of December 31, 2015, the Bank’s consolidated computable capital was Ps.3,008 million (27.2%) higher than the Ps.11,063 million minimum capital requirement. As of December 31, 2014, this excess amounted to Ps.3,056 million or 43.2%.

The minimum capital requirement increased Ps.3,986 million for the year ended December 31, 2015 as compared to the year ended December 31, 2014, mainly as a result of higher requirements of (i) Ps.3,271 million due to the increase in the private-sector loan portfolio (during the year it was also influenced by the above mentioned regulatory change, Communication “A” 5831) and (ii) Ps.619 million in connection with certain increased operational risks.

(1)	Communication “A” 5831 issued by the Argentine Central on November 18, 2015 and in force since December, defined the consumer loan portfolio as individuals with loans that are equal to or less than 75 times the minimum living wage and Micro SMEs with loans in an amount less than Ps.10 million, provided that the amount of the agreement does not exceed 30% of their revenues.

Computable capital increased Ps.3,938 million as compared to December 31, 2014, mainly a consequence of a higher Tier I capital, for Ps.3,691 million, mainly due to the higher net income, partially offset by an increase in deductions, resulting from organization and development expenses. Tier II capital recorded a Ps.319 million increase, mainly as a consequence of the higher balance of the provisions for loan losses for the credit portfolio in normal situation.

The capital ratio as of December 31, 2015 was 13.38%, 2.5 p.p. lower as compared to December 31, 2014, due to the above described regulatory change. Considering the methodology in force until November 2015, the capital ratio would be similar to the one recorded in 2014.

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

Minimum Capital Requirements of Insurance Companies

The insurance companies controlled by Sudamericana must meet the minimum capital requirements set by General Resolution No. 38,708 of the National Insurance Superintendency. This resolution requires insurance companies to maintain a minimum capital level equivalent to the highest of the amounts calculated as follows:

(a)	By line of insurance: this method establishes a fixed amount by line of insurance. For life insurance companies, it is Ps.3 million, increasing to Ps.6 million for companies that offer pension-linked life insurance. For providers of retirement insurance that do not offer pension-linked annuities, the requirement is Ps.10 million. For companies that offer property insurance that includes damage coverage (excluding those related to vehicles) the requirement is Ps.3 million (increasing to Ps.18 million for companies that offer all property and casualty products).

(b)	By premiums and additional fees: to use this method, the company must calculate the sum of the premiums written and additional fees earned in the last 12 months. Based on the total, the company must calculate 16%. Finally, it must adjust the total by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

(c)	By claims: to use this method, the company must calculate the sum of gross claims paid during the 36 months prior to the end of the period under analysis. To that amount, it must add the difference between the balance of unpaid claims as of the end of the period under analysis and the balance of unpaid claims as of the 36th month prior to the end of the period under analysis. The resulting figure must be divided by three. Then the company must calculate 23%. The resulting figure must be adjusted by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

(d)	For life insurance companies that offer policies with an investment component, the figures obtained in b) and c) must be increased by an amount equal to 4% of the technical reserves adjusted by the ratio of net technical reserves to gross technical reserves (at least 85%), plus 0.3% of at-risk capital adjusted by the ratio of retained at-risk capital to total at-risk capital (at least 50%).

The minimum required capital must then be compared to computable capital, defined as shareholders’ equity less non-computable assets. Non-computable assets consist mainly of deferred charges, pending capital contributions, the proposal for profits distribution and excess investments in authorized instruments.

As of December 31, 2015, the computable capital of the companies controlled by Sudamericana exceeded the minimum requirement of Ps.386 million by Ps.120 million.

Sudamericana also owns Galicia Broker, a company dedicated to brokerage in different lines of insurance that is regulated by the guidelines of the Corporations Law, which provided for a minimum capital requirement of Ps.100,000.

Government Regulation

General

All companies operating in Argentina must be registered with the Argentine Public Registry of Commerce whose regulations are applicable to all of them but may be superseded by other regulatory entities’ rules, depending on the matter, such as CNV or the Argentine Central Bank. All companies operating in Argentina are also regulated by the Corporations Law.

In their capacity as companies listed in Argentina, Grupo Financiero Galicia and Banco Galicia must comply with the disclosure, reporting, governance and other rules applicable to such companies issued by the markets in which they are listed and their regulators, including the Capital Markets Law, Law No. 20,643, the Decrees No. 659/74 and No. 2,220/80 and the CNV’s General Regulation No. 622/13, as amended (the “CNV Rules”).

In their capacity as public issuers of securities, these companies are subject to the above-mentioned rules. As Grupo Financiero Galicia has publicly listed ADSs in the United States, it is also subject to the reporting requirements of the Securities and Exchange Act of 1934 of the United States (the “Exchange Act”) for foreign private issuers and to the provisions applicable to foreign private issuers under the Sarbanes Oxley Act. See Item 9. “The Offer and Listing-Market Regulations”.

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

The banking industry is highly regulated in Argentina. Banking activities in Argentina are regulated by Law No. 21,526, as amended (the “Financial Institutions Law”), which places the supervision and control of the Argentine banking system in the hands of the Argentine Central Bank. The Argentine Central Bank regulates all aspects of financial activity. See “—Argentine Banking Regulation” below.

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

The activity of the Regional Credit Card Companies and the credit card activities of Banco Galicia are regulated by Law No. 25,065, as amended (the “Credit Cards Law”). Both the Argentine Central Bank and the Secretariat of Domestic Trade have issued regulations to, among other things, enforce public disclosure of companies’ pricing (fees and interest rates) in order to assure consumer awareness of such pricing. See “—Credit Cards Regulation”.

Net Investment is regulated by the Corporations Law, as previously noted, and is not regulated by any specific regulatory agency. Galicia Warrants is regulated by Law No. 9,643.

On January 6, 2002, the Argentine Congress enacted Law No. 25,561 (the “Public Emergency Law”), which together with various decrees and Argentine Central Bank rules, provided for the principal measures in order to deal with the 2001-2002 financial crisis, including Asymmetric Pesification, among others. The period of effectiveness of the Public Emergency Law was extended again until December 31, 2017.

Foreign Exchange Market

In late 2001 and early 2002, restrictions were imposed on access to the Argentine foreign exchange market and on capital movements. The Public Emergency Law granted the executive branch of the Argentine government the power to regulate the local foreign exchange market.

Pursuant to Decree No. 260/02, all foreign exchange transactions in Argentina must be conducted through the Argentine single and free-floating exchange market (in Spanish, “mercado único y libre de cambios”). These foreign exchange transactions are completed using the exchange rate freely agreed upon the parties, but subject to Argentine Central Bank regulations. In addition, these transactions have to be conducted only through authorized entities supervised by the Argentine Central Bank (local banks and exchange agencies). This system continues to be in force today, with certain amendments. Only the principal features currently in force are detailed below.

According to Decree No. 616/05 (as amended), the executive branch of the Argentine government established that:

(a)	Foreign exchange flows into and from the local foreign exchange market and all resident new debt transactions that may imply future foreign exchange payments to nonresidents must be registered with the Argentine Central Bank.

(b)	All debt of the private sector with non-residents, when the funds that have been made available have been transferred into the country, must be agreed to be repaid after a minimum term of 120 days has elapsed, counted from the date the funds are transferred into the country, except for international trade financing and primary issuances of debt securities, if such securities’ public offering and listing on self-regulated markets in Argentina has been duly authorized.

The Argentine Ministry of Economy and Public Finance (the current name of the Ministry of Economy) is entitled to modify the requirements established by Decree No. 616/05, and/or establish new ones, and/or increase the types of foreign currency inflows included. In such context, relevant modifications were introduced by Resolution 3/2015, issued by the Argentine Ministry of Economy and Public Finance. The Argentine Central Bank is entitled to regulate and control compliance with the regime established by Decree No. 616/05, and to enforce the applicable penalties.

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

Furthermore, currently, access to the local foreign exchange market by non-residents (both individuals and entities) to transfer funds abroad is permitted (without requesting the Argentine Central Bank’s prior authorization) with no limit in the case of: (i) proceeds from the principal amortization of government debt securities and guarantee loans in local currency; (ii) recoveries from local bankruptcies; (iii) proceeds from the sale, capital reduction or liquidation of direct investments (as it is defined by the Argentine Central Bank) in the non-financial private sector in Argentina if the payment is wired to a bank account or a beneficiary established in a country listed as cooperator on transparency and exchange of information for tax purposes; (iv) aggregate proceeds from the sale of portfolio investments made with a foreign currency and that entered the local foreign exchange market no less than 120 days before, and (v) certain other specific cases.

On the other hand, Argentine residents (both companies and individuals) are currently allowed by the Argentine Central Bank to purchase up to US$2 million per calendar month, in the aggregate, for any of the following concepts in relation to the formation of offshore assets: real estate investments abroad, the provision of loans to non-residents, direct foreign investments abroad by residents, portfolio investments abroad by individuals, other investments abroad by residents, portfolio investments abroad by resident companies, purchase of foreign currency in the country, purchase of travelers checks and making specific donations.

In respect of “portfolio investments”, Argentine residents are able to transfer funds from their local accounts to their own accounts abroad, and such funds will be freely disposable, meaning that they can be used to repay all types of obligations abroad, such as debts for services, dividends, payments for imports of goods, investments, as long as no other regulations apply.

Access to the foreign exchange local market for the transfer of profits and dividends abroad is permitted when (i) the company has had actual profits, corresponding to audited and final balance sheets; and (ii) an approved “anticipated affidavit of payments abroad” (known as “DAPE”) is previously obtained from the AFIP.

Compensation to Financial Institutions

For the Asymmetric Pesification and its Consequences

Decree No. 214/02 provided for compensation to financial institutions, for (i) the losses caused by the mandatory conversion into Pesos of most of their liabilities at the Ps.1.4 per US$1.00 exchange rate (which was greater than the Ps.1 per US$1.00 exchange rate established for the conversion into Pesos of their Dollar-denominated assets), through the delivery of a Peso-denominated Compensatory Bond issued by the Argentine government; and (ii) the currency mismatch left on financial institutions’ balance sheets after the compulsory pesification (conversion into pesos) of certain assets and liabilities, through the conversion of the abovementioned Peso-denominated Compensatory Bond into a Dollar-denominated Compensatory Bond. This would be achieved by the purchase by financial institutions of a Dollar-denominated Hedge Bond. For such purpose, the Argentine government established the issuance of a Dollar-denominated bond bearing Libor and maturing in 2012 (Boden 2012 Bonds).

The compensation procedure applicable to Banco Galicia, under the terms of Decree No. 214/02, was completed in April 2007.

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

With respect to judicial deposits that have been subject to pesification, the Argentine Central Bank established that, beginning in July 2007, financial institutions must establish a provision in an amount equal to the difference that results from comparing such deposits’ balances at each month’s end, considered in their original currency, and the corresponding Peso balances actually recorded on the books. Such provision, established as of December 31, 2015 and charged to income, amounted to Ps.8 million.

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

Principal Regulatory Changes since 2002

On January 6, 2002, the Argentine government enacted the Emergency Law (Ley de Emergencia) to address the 2001-2002 financial crisis. The principal measures taken by the Argentine government during 2002, both through the enactment of the Emergency Law and a series of decrees and other regulations, include the following: (i) the ratification of the suspension of payments on most of the public debt, with the exception of debts owed to multilateral lending agencies; (ii) the repeal of sections of the Convertibility Law (Ley de Convertibilidad) that established, since 1991, a 1 to 1 parity between the Peso and the Dollar, the devaluation of the Peso, and the establishment of an exchange rate fluctuation regime, which resulted in a decrease in the value of the Peso against the Dollar of around 240% during 2002; (iii) the amplification of exchange controls and restrictions on transfers abroad; (iv) the ratification and extension of the restrictions on cash withdrawals from bank deposits that were established in December 2001 (the “corralito”), and later lifted in December 2002; (v) Asymmetric Pesification, the specific details of which are as follows: (a) the Dollar-denominated debts of individuals and companies with financial institutions were converted into debt denominated in Pesos at an exchange rate of Ps.1 per US$1.00 (1:1), (b) Dollar-denominated public sector debt to the financial sector were converted into Peso-denominated debt instruments at an exchange rate of Ps.1.4 per US$1.00 (1.4:1), and (c) the Dollar-denominated bank deposits were converted into Peso-denominated bank deposits at an exchange rate of Ps.1.4 per US$1.00 (1.4:1), while foreign regulated public sector debt held by banks and companies remained Dollar-denominated; (vi) the modification of the return on assets and cost of liabilities pesified at the rate of Ps.1.4 per US$1.00 through the establishment of maximum and minimum interest rates and capital adjustments in accordance with retail price or wage change indices; (vii) the extension of the maturities of Peso-denominated time deposits and deposits originally denominated in Dollars, above a certain amount, which established a payment schedule with maturities in 2003 or 2005, depending on whether the deposits were originally made in Pesos or Dollars (the “corralón”); (viii) the voluntary exchange of corralito or corralón deposits for Argentine government bonds (through Decree No. 739/03, dated April 1, 2003, the corralón was eliminated); (ix) the amendment of the charter of the Argentine Central Bank (see “-General” above); and (x) the compensation to financial institutions, through bonds issued by the Argentine government for the losses caused by Asymmetric Pesification. The executive branch of the Argentine government and the Argentine Central Bank have provided a set of rules for determining the amount of compensation for losses related to Asymmetric Pesification, although certain financial entities claim that the compensation established by such rules is not adequate to cover the losses that they have experienced.

On November 4, 2015, the Argentine Congress extended the validity of the Emergency Law until December 31, 2017.

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

The Argentine Central Bank periodically carries out formal inspections of all banking institutions for the purpose of monitoring compliance by banks with legal and regulatory requirements. If the Argentine Central Bank rules are breached, it may impose various sanctions depending on the magnitude of the infringement. These sanctions range from calling attention to the infraction, to the imposition of fines or even the revocation of the financial institution’s operating license. Moreover, non-compliance with certain rules may result in the obligatory presentation to the Argentine Central Bank of specific adequacy or regularization plans. The Argentine Central Bank must approve these plans in order for the financial institution to remain operational.

Financial institutions operating in Argentina have been subject to the supervision of the Argentine Central Bank on a consolidated basis since 1994. Information set out in “-Limitations on Types of Business,” “-Regulatory Capital,” “-Lending Limits,” and “-Loan Classification System and Loan Loss Provisions” below, relating to a bank’s loan portfolio, is assessed on a consolidated basis. However, regulations relating to a bank’s deposits are not based on consolidated information, but on such bank’s deposits in Argentina (for example, liquidity requirements and contributions to the deposit insurance system).

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

After temporarily halting such examinations as a result of the 2001-2002 financial crisis, the Argentine Central Bank resumed the examination process, which continues to be in effect today. In Banco Galicia’s case, the first examination after the 2001-2002 financial crisis was based on the information as of June 30, 2005. New examinations were conducted, the last one of which was based on information as of April 30, 2013.

Regulatory capital (Minimum Capital Requirements)

Financial entities are subject to the capital adequacy rules of the Argentine Central Bank. The capital adequacy regulations are based on the Basel Committee methodology which establishes the minimum capital a financial institution is required to maintain in order to cover the various risks inherent to its business activity and to its assets. Such risks include: credit risk, generated both by exposure to the private sector and to the public sector; operational risk, generated by losses due to a lack of conformity with internal processes or due to failure of them; market risk, generated by positions in securities, foreign-currency and CER.

The computable capital is determined as follows:

•	The computable regulatory capital is divided into core capital (or Tier I) and supplemental capital (or Tier II). Deductions (i.e., organization and development expenses) become part mainly of the core capital.

•	Any holdings in financial entities, insurance companies, companies whose corporate purpose is the issuance of credit cards and other companies with activities complementary to financial entities, must be deducted from the calculation.

•	The result of the period is part of the core capital (Positive: 100% of audited results, 50% of unaudited results; Negative: 100%). Previously it was part of the supplemental capital.

•	The supplemental capital is comprised of subordinated notes and 100% of the provisions for loan losses in connection with the loan portfolio in normal situation.

•	In addition to a 20% value write-off per annum for subordinated notes beginning on the fifth year before their due date, the new regulation establishes that the same have to be considered at 90% of their value, writing-off 10 p.p. every 12 months.

Regarding capital requirements, the following percentages apply in the determination:

•	Financing to the non-financial public sector in Pesos: 0%

•	Bank premises and equipment and miscellaneous assets: 8%

•	Mortgage loans to households: from 35% of the 8%, if the amount is lower than 75% of the property’s value.

•	Consumer loan portfolio(2): 75% of the 8%.

Beginning in December 2015, through its Communication “A” 5831, the Argentine Central Bank implemented certain regulatory changes which established that the capital requirement on credit risk must be calculated based on the balances as of the last day of each month. Prior to the change in law, the capital requirement for credit risk was calculated based on the average balances as of the second month before the date of the determination of the requirement. Under the new law, the computable capital to be considered is that of the same month of the capital requirement, while previously it was that of the prior month.

From March 1, 2016 the minimum capital requirement that financial institutions should have paid-in (minimum legal capital requirement) shall be equal to the greater value resulting from the comparison between the applicable basic requirement and the sum of those determined by credit risk, market risk (based on the daily position requirement for the assets included) and operational risk. Until now, it was defined that the minimum capital

(2)

Communication “A” 5831 issued by the Argentine Central on November 18, 2015 and in force since December, defined the consumer loan portfolio as individuals with loansthat are equal to or less than 75 times the Minimum living wage and Micro SMEs with loans in an amount less than Ps.10 million, provided that the amount of the agreement does not exceed 30% of their revenues.

requirement that financial institutions should have integrated in the last day of each month should be equal to the greater value resulting from the comparison between the basic requirement and the sum of those determined by credit risk, market risk (requieremnt VaRp for the positions of the last day of the month for the assets included) and operational assets.

Any financial institution operating with an RPC under the minimum legal capital requirement shall, (i) pay-in the correspondent amount within the following two months from the month as of which it fails to comply with the requirement, or (ii) submit to the Superintendency a regularization and reorganization plan within the following 30 calendar days from the last day of the month in which it fails to comply with the requirement. The Superintendency may appoint a supervisor and impose restrictions on distribution of dividends (see “-Profit Distribution”), among other actions.

In addition, any financial institution operating under the minimum capital requirement related to market risk (which will be evaluated on a daily basis, based on the RPC of the last day of the prior month and the daily value of the assets included but will not be evaluated on the last day of the applicable month), when such failure is caused by a failure to comply with the requirements established to prevent interest rate risk, foreign exchange risk or share price risk, shall pay in the corresponding amount and/or reduce its asset position until the applicable requirement is complied with, within a period of 10 business days counted from the date of the first failure to comply. In case the non-compliance situation remains after such period has elapsed, the entity must submit to the Superintendency a regularization and reorganization plan within the following 5 days.

Legal Reserve

The Argentine Central Bank requires that every year banks allocate to a legal reserve 20% of their net profits. Such reserve may only be used during periods of bank losses and after using up every allowance and other reserves. Distribution of dividends will not be allowed if the legal reserve has been impaired.

Profit Distribution

According to the terms set forth by the Argentine Central Bank, dividends may only be paid so long as a company continues to show a profit after the deduction from its gross income of retained earnings, as well as amounts required to be retained for both the legal reserve and the reserve that is required by law, in respect of the following matters: the difference between the accounting and the market value of public sector assets and/or debt issued by the Argentine Central Bank that is not marked to market, the amount of assets representing any losses from lawsuits related to deposits, and any adjustments discussed with the external auditors or the Argentine Central Bank that have not been recognized.

In addition, to be able to pay dividends, a financial institution must comply with the capital adequacy rule, with the minimum capital requirement and the regulatory capital requirement, which regulatory capital requirement is calculated, only for the purpose of determining if an entity can pay a dividend, by deducting from its assets and retained earnings all the items mentioned in the paragraph above. In undertaking such calculations, a financial institution is not able to take into account any temporary reductions in its capital that affects the minimum capital requirements, the regulatory capital requirement or a financial institution’s capital adequacy.

Through its Board of Directors resolution No. 4, the Argentine Central Bank resolved that the Bank is considered to be a Domestic Systemically Important Bank (D-SIBs) for all purposes. As a result, when undertaking the calculations necessary to determine if a dividend can be paid, as from December 2014 and through the end of fiscal year 2015, an additional capital requirement equal to 1% of any risk-weighted assets must be included.

Beginning in January 2016, the Argentine Central Bank began requiring financial entities to maintain a capital preservation margin in addition to the minimum capital requirement for risk-weighted assets. Such margin is payable using exclusively level 1 ordinary capital, net of deductible items. The capital preservation margin integration will be gradually phased in, over a 4-year period, until the final level set forth for the Bank of 3.5% of risk-weighted assets is reached. In addition, the Argentine Central Bank also requires that an excess computable capital equal to 75% of the recorded capital requirement be maintained in order to distribute dividends.

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

As of February 11, 2016, the percentages of minimum cash requirements applicable in accordance with Argentine Central Bank regulations for Banco Galicia, are as follows:

•	Demand deposits:

•	Peso-denominated checking accounts and savings accounts: 17% (zone I); 15% (zone II).

•	Dollar-denominated savings accounts: 20%.

•	Time deposits (by remaining maturity):

•	Peso-denominated:

•	Zone I: up to 29 days: 13%; from 30 to 59 days: 10%; from 60 to 89 days: 6%; from 90 to 179 days: 1%; from 180 to 365 days: 0%; and more than 365 days: 0%.

•	Zone II: up to 29 days: 12%; from 30 to 59 days: 9%; from 60 to 89 days: 5%; from 90 to 179 days: 0%; from 180 to 365 days: 0%; and more than 365 days: 0%

•	Dollar-denominated: up to 29 days: 20%; from 30 to 59 days: 15%; from 60 to 89 days: 10%; from 90 to 179 days: 5%; from 180 to 365 days: 2%; and more than 365 days: 0%.

These Zone I and Zone II refer to the locations where deposits are accepted, by “zoning” the Argentine Central Bank promotes the offering of financial products in areas where the population does not frecuently make use of banks.

The assets computable for compliance with this requirement are the technical cash, which includes cash (bills and coins in vaults, in ATMs and branches, and in transportation and in armored truck companies, the balances of the Peso- and Dollar-denominated accounts at the Argentine Central Bank and that of the escrow accounts held at the Argentine Central Bank for the benefit of clearing houses).

As of December 31, 2015, Banco Galicia was in compliance with its legal reserve requirements, and has continued to be up to the date of this annual report.

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

In order to carry out the calculation of limits described above, it is not necessary to deduct the capital stock allocated to foreign branches from a bank’s shareholders’ equity.

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

As of January 2015, financial institutions must not acquire (i) over 12.5% of the capital stock; (ii) over 12.5% of the total of votes; or (iii) a participation equivalent to the corporate will – even when it is below the 12.5% before mentioned – of other companies that provide up to two complementary financial services (to those provided by the financial entity), without the prior authorization of the Argentine Central Bank. The acquisition of participations is not authorized when such companies provide more than two complementary financial services. This regulation does not directly affect those financial institutions that already provide several complementary services or those that control companies that already provide complementary financial services, but it should be considered for possible future acquisitions.

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

Limitation on fees and other substantial elements

On June 10, 2014, the Argentine Central Bank issued a series of Communications which set forth: (i) the requirement for an authorization to increase certain fees (Communication “A” 5685) and (ii) an alternative method for expressing the total financial cost of a loan, which going forward will be expressed as an annual nominal rate applicable to the loans granted (Communication “A” 5592).

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

In February 2014, the Argentine Central Bank established limits on a bank’s net position in foreign currency, setting a cap equivalent to 30% of its computable regulatory capital or its own liquid resources, whichever is less, and a second cap equivalent to 10% of its computable regulatory capital for positions in forward transactions. In September 2014, the Argentine Central Bank reduced the above mentioned cap to 20% of the bank’s computable regulatory capital or its own liquid resources. This cap was further modified during fiscal year 2015 and the first months of fiscal year 2016. Since April 2016, this cap was set at 10%.

Furthermore, in January 2016, the Argentine Central Bank amended the existing rules excluding certain specific assets from the formula used to calculate the global net position in foreign currency.

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

Through its Communication “A” 5641, dated October 6, 2014, the Argentine Central Bank increased the maximum limit to cover the risk associated with bank deposits through the Deposit Insurance Fund. Said limit was set at Ps.120,000 until the end of October 2014, and increased to Ps.350,000 in November 2014. In addition, the Communication increased the monthly contribution of financial entities to said fund to 0.06% of the monthly average of deposits, beginning in November 2014 (previous contribution: 0.015%).

On April 7, 2016, through its Communication “A” 5943, the Argentine Central Bank resolved to update the above mentioned amounts, increasing the maximum limit to cover the risk associated with bank deposits to Ps.450,000, beginning in April 2016 and decreasing to 0.015% the monthly contribution, beginning in May 2016.

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

The holders of the following deposits are entitled to the general preferential right established by the Financial Institutions’ Law in the following order:

(a)	deposits of individuals or entities up to Ps.50,000 or the equivalent thereof in foreign currency, with only one person per deposit being able to use this preference. For the determination of this preference, all deposits of the same person registered by the entity shall be computed;

(b)	deposits in excess of Ps.50,000 or the equivalent thereof in foreign currency, referred to above;

(c)	liabilities originated on commercial credit lines granted to the financial entity, which are directly related with international trade.

According to the Financial Institutions Law, the preferences set forth in paragraphs (a) and (b) above, are not applicable to deposits held by persons who are affiliates of the financial entity, either directly or indirectly as determined by the Argentine Central Bank.

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

On December 17, 2015, through its Communiqué “A” 5834, the Argentine Central Bank removed the regulations in force related to the limits on interest rates on lending transactions.

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

The law lists the parties that are obligated to report to the UIF; which include, among others: financial institutions, agents and stock companies, insurance companies, notary publics and those registered professionals whose activities are governed by the Consejo de Profesionales de Ciencias Económicas (Economic Sciences Professional Council), companies that receive donations or capital contribution for over Ps.50.000 and companies that organize and regulate professional sport events.

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

In spite of the recent slowdown in the Argentine economy, Banco Galicia has managed to expand its business with the private sector and to improve its income generation, while strengthening its financial condition, maintaining an adequate coverage of its credit risks and maintaining a healthy asset quality.

In summary, in recent years, our operating profitability was positively impacted by the growth of our business - both the financial intermediation and fee-based businesses - with the private sector, in a continued low credit risk environment, but within a context of growing inflation. Fiscal year 2016 is expected to be a challenging year of transition at the local level as there are certain macroeconomic inbalances to be solved, such as a significant fiscal deficit, high levels of inflation and the uncertainty of access to the international capital market on attractive conditions, together with a more volatile world economy, falling prices of certain commodities, and the slowdown of economic activity in Brazil, all of which could negatively impact the Argentine economy.

The Argentine Economy

In 2015, the international economic environment created a challenging environment for emerging economies in general, deepening the downward trend of financial assets, commodities and currencies that began to appear at the end of 2014. Certain slowdowns in the expansionist direction of the monetary policy of developed economies and renewed doubts about the pace of growth of the global economy created an increase in investors’ risk aversion and a turnaround of capital flows in the emerging world.

According to the World Economic Outlook, developed economies grew at an estimate rate of 1.9% in 2015. The growth rates of the United States and Spain stood out, with growth rates of 2.5% and 3.2%, respectively. Europe ended the year with a growth rate of 1.5% and an estimated growth rate of 1.7% for both 2016 and 2017. In turn, the emerging economies continued decreasing their pace of growth, growing by 4.0% in 2015, and with projected growth rates of 4.3% and 4.7% for 2016 and 2017, respectively.

The strong expectation to the rise in the reference rate by the U.S. Federal Reserve during all of 2015 – which finally took place in December – correlated with a Dollar appreciation by 9%, as compared to the other developed currencies, and 16%, as compared to the currencies of emerging countries. Meanwhile, Latin American currencies depreciated by 24%, on average, as compared to the Dollar throughout the year. This Dollar appreciation affected the price of raw materials, whose general index decreased by 25%. In turn, the companies’ market value was characterized by a high volatility and reflected a global loss of 4.1%, with a 2.6% and 17% decline in developed and emerging markets, respectively. The local market operated the other way round, due to imbalances in key macroeconomic variables (such as a significant fiscal deficit and high levels of inflation), accumulated over the last years. The Merval index achieved a 36% rise in the year.

In 2015, the Argentine economy achieved certain recovery during the first half of the year, after a recessionary 2014. Some private estimates reflect a growth in the economic activity of around 1.7%, a figure that contrasts with the 2.6% drop noted in 2014. Economic activity decreased towards the end of fiscal year 2015, leaving no statistical drag for 2016.

It is noteworthy that the economic activity figures, like the other statistical series prepared by the Argentine Institute of Statistics and Census (INDEC, as per its initials in Spanish), were discontinued in last December by the new national administration, in order for the state of administrative emergency of the National Statistics System to review and readjust the series previously published. The figures are not expected to be relaunched until mid-2016.

In terms of the local market, the recovery in economic activity during the first half of 2015 began having a positive impact on employment dynamics. The unemployment rate for the third quarter of 2015 – the last available data – stood at 5.9% of the economically active population, down from 7.5% in the same quarter of 2014. The employment statistics published by the INDEC are also under analysis.

In the monetary area, the main monetary aggregates accelerated their pace, surpassing the nominal growth of the economy. The monetary base of the Argentine government ended the year with an annual 35% expansion, 12 p.p. above the 2014 growth. Particularly, the monetary base increased by Ps.161,325 million, which was almost exclusively due to the increased financing provided to the National Treasury (Ps.177,926 million) and, to a lesser extent, the item “Other” (Ps.57,597 million), particularly significant in 2015, as a result of the settlement of Dollar-denominated futures contracts after the devaluation of the Peso. This expansion was partially offset by the sale of foreign currencies, which resulted in absorption of Ps.71,822 million in the year. In addition, repurchase agreement transactions increased by Ps.5,777 million, while transactions related to Argentine Central Bank Bills and Notes (Lebacs and Nobacs, respectively) decreased by Ps.8,734 million. This trend was also reflected in the performance of the private-sector M2 (money in circulation and deposits in savings and checking accounts that belong to the private sector), which grew 31% in 2015, as compared to 28% in 2014. On the other hand, total M2 (including deposits from the public sector) ended 2015 with a 29% increase, after also increasing by 29% in the prior year.

Domestic interest rates evolved at the pace of the expectations regarding the evolution of the foreign exchange market. During the first half of 2015, the foreign exchange stability and the banks’ restored liquidity allowed keeping rates relatively stable. However, interest rates on time deposits ended 2015 at levels highly above those in the first months of the year, which reflects the increasing foreign exchange stress and the rise in the Argentine Central Bank’s reference rates during the last weeks of 2015. In particular, the Badlar interest rate, which reached a low of 19.6%, in January, averaged approximately 27% in December.

The reference exchange rate established by the Argentine Central Bank increased from Ps.8,552 to Ps.13,005 per Dollar between December 30, 2014 and December 31, 2015, reflecting a 52% depreciation in the Peso vis-à-vis the Dollar; while the average exchange rate increased from Ps.8.12 per Dollar in 2014 to Ps.9.27 per Dollar in 2015.

According to private estimates, inflation in 2015 was approximately 27%, considerably below the 2014 levels of 40% interannually. In particular, the Consumer Price Index of the City of Buenos Aires (“IPCBA”, as per its initials in Spanish) – an alternative inflation measure proposed by the INDEC after it discontinued its index – reflected a 27% increase in prices in 2015, down from a 38% increase in prices a year ago.

In the fiscal area, tax revenues, including social security, increased by 30% as of November 2015 (the latest data available as of the date of preparation of this document), as compared to the inter-annual 36% expansion in 2014. On the other hand, primary expenditures increased by 35% on an annual basis in 2015. Thus, the Argentine public sector recorded a primary deficit (including extraordinary resources derived from the ANSES (National Social Security Administration) and the Argentine Central Bank) amounting to Ps.70,448 million in the first 11 months of the year, equivalent to 1.5% of the Gross Domestic Product (“GDP”). This reflects a worsening, as compared to the primary deficit in the same period of 2014 (0.4% of GDP), amounting to Ps.15,225 million. After interest payments accumulated up to November to Ps.96,080 million, the financial deficit for 2015 amounted to Ps.166,528 million, equivalent to 3.4% of GDP.

Regarding the external sector, during 2015, the foreign exchange balance current account published by the Argentine Central Bank –data regarding the balance of payments (on an accrued basis) was discontinued by the INDEC – reached a deficit amounting to US$11,593 million, which represents a significant worsening from the US$2,350 million reported in 2014. The current account deficit, measured in terms of GDP, stood at about 2% in 2015. This worsening was partly due to a decrease in the year’s balance of trade surplus, the positive balance of which amounted to US$3,547 million, US$5,388 million lower than the amount reached in 2014.

In particular, revenues from the export of goods amounted to US$57,012 million in 2015, which represents an 18% decrease as compared to the level noted in the prior year, and which figure represented the lowest revenues obtained from the export of goods during the prior six years. The largest decrease was noted in the oil seeds, oils and cereals sector, which showed collections from exports that were 26% lower than the revenues in the same period of the prior year, mainly due to a decrease in international prices for the most important commodities for the country (soy, soy flour, corn and wheat).

On the other hand, payments in respect of the importation of goods amounted to US$53,465 million in 2015, which represented a decrease of 12% (approximately US$7,200 million) as compared to 2014. This decrease was caused by both declines in the level of foreign purchases and an increase in the estimated debt incurred for these items. A decline in the payments for the importation of goods was noted all of the country’s main activity sectors, with the largest impact noted in the energy and automotives sectors where payments for imports were 37% and 12% lower than those noted in 2014, respectively.

Furthermore, the data of the Argentine Trade Exchange (“ICA”, as per its initials in Spanish) showed a considerable decrease in exports and imports (on an accrued basis) in 2015, resulting in a trade deficit of US$3,035 million, after 15 years of a trade surplus.

In particular, exports (on an accrued basis) declined 17% as compared to 2014, totaling US$56,752 million, as a result of a 16% decrease in prices and 1% decrease in quantities. All large industries – Commodities, Agriculture and Livestock Manufacture (“MOA”, as per its initials in Spanish), Industrial Manufacture (“MOI”, as per its initials in Spanish) and Fuels and Energy – had lower revenues from exports. Whereas both prices and quantities decreased for MOI and Fuels and Energy, the decrease for Commodities and MOA resulted from a considerable drop in prices, offset by an increase in quantities.

The value of imports (on an accrued basis) for 2015 (US$59,787 million) was 8% lower than that in 2014 due to a 13% decrease in prices and a 5% increase in quantities. The lower value of imports was mainly caused by the decrease in the prices for fuels and lubricants.

Within this environment, the non-financial private sector’s capital account (as per estimates made by the single free exchange market or “MULC”, as per its initials in Spanish) posted a net foreign currency outflow of US$5,961 million in 2015, as compared to a net outflow of US$237 million in 2014. As of December 31, 2015, the Argentine Central Bank’s international reserves amounted to US$25,563 million, US$5,879 million below what was noted as of December 31, 2014.

The Argentine Financial System

In 2015, financial brokerage activity increased its rate of growth, reversing its 2014 trend. Accordingly, the financial system’s depth measured by the loans-to-private-sector to GDP ratio increased by 1.7 p.p. in 2015 to 16.5%.

Total loans to the private sector in the financial system increased 37.2% in 2015 as compared to 2014, reaching Ps.812,837 million. The type of private sector loans that increased the most were consumer credit lines, made up of loans extended through credit cards and personal loans, which increased by 47.4% in 2015 as compared to 2014 to Ps.355,922 million. Commercial loans, mainly made up of advances, promissory notes and discounted and purchased notes, increased by 35.7% in 2015 as compared to 2014 to Ps.304,005 million. Collateral loans increased by 22.6% in 2015 as compared to 2014 to , with a final balance of Ps.40,304 million, while mortgage loans increased by 15.9% in 2015 as compared to 2014 to Ps.56,530 million. In turn, loans to the public sector accounted for 9.9% of total assets as of November 2015 (the last data available), increasing 1.8 p.p. interannually.

The financial system’s total deposits increased 37.7% during the year, reaching Ps.1,335,662 million. Deposits from the non-financial private sector increased 47.3%, amounting to Ps.1,048,300 million, whereas deposits from the public sector reached Ps.286,908 million, an increase of 12.1%. Within deposits from the private sector, transactional deposits increased 37.6% to Ps.509,521 million, while time deposits increased 60.7% to Ps.508,454 million.

The average interest rate paid by private banks in December 2015 for time deposits denominated in Pesos of up to 59 days was 27.9%, reflecting an increase of 648 b.p. interannually. For the same period, the lending rate applicable to advances was 34.5% (+365 b.p.) and to promissory notes was 30.6% (+447 b.p.).

In November 2015, financial institutions slightly decreased their liquidity levels (in relation to total deposits) as compared to the prior year, with an average rate of 24.9%, as compared to 26.7% in the same month of the prior year. In terms of financial standing, the Argentine financial system’s net worth increased by Ps.54,335 million in 2015 as compared to 2014, which represents an increase of 33.0%. The system’s profitability was equivalent to 4.0% of total assets (-0.3 p.p.), while its return on shareholders’ equity was 31.4% (-2.2 p.p.).

During the first 11 months of 2015, income from interest and income from services represented 5.4% and 4.2% of total assets, respectively. In turn, administrative expenses increased from 7.4% to 7.6% of total assets, while provisions for loan losses decreased to 0.9% of total assets from 1.0% in November 2014.

The non-accrual loan portfolio to the non-financial private sector reached 1.7% in November 2015, 0.3 p.p. below the same month of the previous year. The coverage of the private-sector non-accrual loan portfolio with allowances increased to 146% from 140% in November 2014.

As of December 31, 2015, the financial system was composed of 78 financial institutions, considering both banks and non-banking institutions. Of these 78 financial institutions, 62 were banks, of which 49 were private banks. Of the l49 private banks, 32 were domestic-owned private banks and 17 were foreign-owned banks. There were 13 government-owned banks and 16 non-banking financial institutions.

The concentration of the financial system, measured by the market share of private sector deposits of the ten leading banks, reached 76% as of December 31, 2015.

Based on information as of December 31, 2015, the Argentine financial system’s banks employed a total of 108,312 people, representing a 2.2% increase from December 31, 2014.

The Argentine Insurance Industry

The insurance industry continued to grow on the financial period 2015. Production amounted to Ps.153,322 million, 40.7% higher than in 2014. Out of the total insurance production, 81% related to property insurance, 17% related to life and personal insurance and 2% related to retirement insurance. Within the 81% corresponding to property insurance, the automotive insurance segment comprised the most significant portion with 44% of property insurance, followed by the workers’ compensation segment with 35%.

Within the life insurance business, group life insurance represented 68% of the segment, followed by individual life insurance, representing 14%, and personal accident insurance, representing 13%.

Inflation

Historically, inflation in Argentina has played a significant role in influencing, often negatively, the economic conditions in Argentina and, in turn, the operations and financial results of companies operating in Argentina, such as Grupo Financiero Galicia.

In fiscal year 2015, due to changes in the authorities at the Institute of Statistics, the WPI and CPI series were discontinued beginning in October 2015 until further notice.

The chart below presents a comparison of inflation rates published by INDEC, measured by the WPI and the CPI, for the fiscal years 2015, 2014 and 2013. In 2015, annual variation of the CPI was calculated using the Consumer Price Index of the City of Buenos Aires, an alternative measure of inflation proposed by INDEC after it discontinued its index. No data was published for WPI.

In addition, the chart below presents the evolution of the CER index, published by the Argentine Central Bank, used to adjust the principal of certain of our assets and liabilities, for the periods indicated.

	For the 12-month period ended December 31,
(in percentages)	2015	2014	2013
Price Indices (1) (2)
WPI	12.65	28.27	14.76
CPI	26.90	23.91	10.95
Adjustment Indices
CER	15.05	24.34	10.53

(1)	Data for December of each year as compared to December of the immediately preceding year, except for WPI in 2015, which corresponds to the interannual variation between October 2015 and October 2014 because the measurement of this index was discontinued.

Source: INDEC/the Argentine Central Bank.

(2)	The accuracy of the measurements of INDEC is in doubt, and the actual CPI and WPI could be substantially higher than those indicated by INDEC. For example, according to private sector estimates, the CPI approximately increased by 27% (rather than 10.9%) in 2013, 41% (rather than 23.9%) in 2014, 27% (rather than 18.6%) in 2015.

In the first two months of 2015, the CPI calculated as mentioned above increased 8.3% and the CER increased 6.1% during the same period.

Currency Composition of Our Balance Sheet

The following table sets forth our assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER, as of the dates indicated.

	As of December 31,
	2015	2014	2013
	(In millions of Pesos)
Assets
In Pesos, Unadjusted	133,733	93,496	72,613
In Pesos, Adjusted by the CER	710	819	781
In Foreign Currency (1)	27,305	12,999	9,762

Total Assets	161,748	107,314	83,156

Liabilities and Shareholders’ Equity
In Pesos, Unadjusted, Including Shareholders’ Equity	134,431	94,091	72,696
In Pesos, Adjusted by the CER	12	11	8
In Foreign Currency (1)	27,305	13,212	10,452

Total Liabilities and Shareholders’ Equity	161,748	107,314	83,156

(1)	If adjusted to reflect forward sales and purchases of foreign exchange made by Grupo Financiero Galicia and recorded off-balance sheet, assets amounted to Ps.51,454 million and liabilities to Ps.48,553 million.

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

Results of Operations for the Fiscal Years Ended December 31, 2015, December 31, 2014 and December 31, 2013

We discuss below our results of operations for the fiscal year ended December 31, 2015 as compared with our results of operations for the fiscal year ended December 31, 2014, and our results of operations for the fiscal year ended December 31, 2014 as compared with our results of operations for the fiscal year ended December 31, 2013.

Net Income/Loss

	Fiscal Year Ended			Change
	December 31,			December 31,
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Pesos, except percentages)
Consolidated Income Statement
Financial Income	25,844	19,860	13,076	5,984	6,784
Financial Expenses	13,402	10,321	6,170	3,081	4,151
Net financial Income	12,442	9,539	6,906	2,903	2,633
Provision for Losses on Loans and Other Receivables	2,214	2,411	1,776	(197)	635
Net income from Services	7,837	5,699	4,239	2,138	1,460
Income from Insurance Activities	1,801	1,238	905	563	333
Administrative Expenses	12,905	9,221	7,428	3,684	1,793
Minority Interest	(365)	(230)	(209)	(135)	(21)
Income / (Loss) from Equity Investments	100	213	124	(113)	89
Miscellaneous Income / (Loss), Net	443	503	295	(60)	208
Income Tax	2,801	1,992	1,232	809	760

Net income / (Loss)	4,338	3,338	1,824	1,000	1,514

Return on Average Assets (1)	3.83	3.85	2.91	(0.02)	0.94
Return on Average Shareholders’ Equity	35.54	39.07	32.47	(3.53)	6.60

(1)	For the calculation of the return on average assets, profits or losses corresponding to minority interests are excluded from net income.

Net income for the fiscal year ended December 31, 2015 was Ps.4,338 million, as compared to Ps.3,338 million for the fiscal year ended December 31, 2014 and Ps.1,824 million for the fiscal year ended December 31, 2013.

Net earnings per share for the fiscal year ended December 31, 2015 were Ps.3.34, as compared to Ps.2.57 for the fiscal year ended December 31, 2014 and Ps.1.45 for the fiscal year ended December 31, 2013.

The return on average assets and the return on average shareholders’ equity for the fiscal year ended December 31, 2015 were 3.83% and 35.54%, respectively, as compared to 3.85% and 39.07%, respectively, for the fiscal year ended December 31, 2014 and to 2.91% and 32.47%, respectively, for the fiscal year ended December 31, 2013.

Fiscal Year 2015 compared to Fiscal Year 2014

Net income for the fiscal year ended December 31, 2015 was Ps.4,338 million, as compared to Ps.3,338 million for the fiscal year ended December 31, 2014, representing Ps.1,000 million or 30% increase. Such increase was primarily attributable to:

•	a Ps.5,984 million increase in financial income, from Ps.19,860 million to Ps.25,844 million,

•	a Ps.2,138 million increase in net income from services, from Ps.5,699 million to Ps.7,837 million,

•	a Ps.563 million increase in income from insurance activities, from Ps.1,238 million to Ps.1,801 million, and

•	a Ps.197 million decrease in provisions for loan losses and other receivables, from Ps.2,411 million to Ps.2,214 million.

Such changes were partially offset by:

•	a Ps.3,081 million increase in financial expenses, from Ps.10,321 million to Ps.13,402 million,

•	a Ps.3,684 million increase in administrative expenses, from Ps.9,221 million to Ps.12,905 million, and

•	a Ps.809 million increase in income tax, from Ps.1,992 million to Ps.2,801 million.

The growth in income as compared to the year ended December 31, 2014, was mainly due to the increase in operating income (net financial income plus net income from services), which increased due to the higher volume of intermediation with the private sector, together with a 45% increase in income from insurance activities and an 8% decrease in provisions for loan losses due to the better behavior of the credit portfolio in arrears. This effect was offset by an increase of 40% in administrative expenses, as a consequence of the increase in the level of activity and the evolution of costs.

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

The growth in income as compared to the year ended December 31, 2013, was mainly due to the increase in operating income (net financial income plus net income from services), which was higher than the 24% increase in administrative expenses. As a consequence, there was an improvement in the efficiency ratio. The higher income included an increase in income from insurance activities, which increased 37%.

Financial Income

Our financial income was composed of the following:

	Fiscal Year Ended
	December 31,
	2015	2014	2013
	(in millions of Pesos)
Income on Loans and Other Receivables Resulting from Financial Brokerage and Premiums Earned on Reverse Repurchases	20,269	16,211	11,369
Income from Government and Corporate Securities, Net	4,323	2,448	939
Other (1)	1,252	1,201	768

Total	25,844	19,860	13,076

(1)	Reflects income from receivables from financial leases, premiums on forward sales of foreign currency, CER adjustment and, during fiscal year 2014, results from foreign-exchange differences.

The following table shows our yields on interest-earning assets and cost of funds:

	As of December 31,
	2015		2014		2013
	Average		Average		Average
	Balance	Rate	Balance	Rate	Balance	Rate
	(in millions of Pesos, except rates)
Interest-Earning Assets	94,805	25.78	70,349	26.66	54,160	23.03

Government Securities	14,616	24.07	8,760	21.16	4,156	14.33
Loans	77,807	26.13	59,072	27.49	47,912	24.01
Other	2,382	24.91	2,517	26.54	2,092	17.77

Interest-Bearing Liabilities	66,071	16.65	52,081	16.53	39,779	12.60

Savings Accounts	14,428	0.19	10,186	0.20	8,078	0.18
Time Deposits	38,533	22.28	30,229	21.80	23,257	16.22
Debt Securities	10,460	17.65	8,976	16.54	6,351	13.70
Other Interest-bearing Liabilities	2,650	20.34	2,690	19.18	2,093	16.96

Spread and Net Yield
Interest Spread, Nominal Basis (1)		9.13		10.13		10.43
Net Yield on Interest-earning Assets (2)		14.18		14.42		13.77
Financial Margin (3)		13.12		13.56		12.75

(1)	Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER adjustment.
(2)	Net interest earned divided by average interest-earning assets. Interest rates include the CER adjustment.
(3)	Represents net financial income, divided by average interest-earning assets.

Fiscal Year 2015 compared to Fiscal Year 2014

Financial income for the fiscal year ended December 31, 2015 was Ps.25,844 million, as compared to Ps.19,860 million for the fiscal year ended December 31, 2014, representing a 30% increase. Such increase was the result of a higher average volume of interest-earning assets and was partially offset by lower average yields.

The average of interest-earning assets increased Ps.24,456 million, from Ps.70,349 million for the fiscal year ended December 31, 2014 to Ps.94,805 million for the fiscal year ended December 31, 2015, representing a 35% increase. Of this increase, Ps.18,735 million was due to an increase in the average loan portfolio and Ps.5,857 million was due to an increase in holdings of government securities.

The average yield on interest-earning assets for the fiscal year ended December 31, 2015 was 25.78%, as compared to 26.66% for the fiscal year ended December 31, 2014, a 88 b.p. decrease that was a result of the 136 b.p. decrease in the average interest rate obtained from loans to the private sector, which decrease was partially offset by a 291 b.p. increase in the average yields obtained from government securities.

The average of loans to the private sector for the fiscal year ended December 31, 2015, amounted to Ps.77,807 million, a 32% increase as compared to the Ps.59,072 million for the fiscal year ended December 31, 2014. Within the loans to the private sector segment (in final balances) increases of Ps.18,912 million or 51% in credit cards, Ps.6,448 million or 40% in promissory notes and Ps.4,562 million or 114% in advances, stood out.

Credit growth was influenced by projects that were undertaken pursuant to the Credit Line for Productive Investment set forth by the Argentine Central Bank with the goal of financing investment projects and providing working capital for specific purposes and with certain characteristics. As of the end of fiscal year 2015, the outstanding amount of loans related to this credit line reached Ps.9,727 million, reflecting an increase of Ps.2,860 million or 42% as compared to fiscal year 2014. The increased growth under this credit line was recorded in promissory notes for Ps.1,527 million and check purchases for Ps.954 million.

According to Argentine Central Bank information, as of December 31, 2015, Banco Galicia’s estimated market share of loans to the private sector, excluding loans granted by the Regional Credit Card Companies, was 9.60% as of December 31, 2015, as compared to 8.76% as of December 31, 2014.

The average interest rate on total loans was 26.13% for the fiscal year ended December 31, 2015, as compared to 27.49% for the fiscal year ended December 31, 2014.

The average interest rate earned on Peso-denominated loans to the private sector was 27.23% for the fiscal year ended December 31, 2015, as compared to 28.85% for the fiscal year ended December 31, 2014, representing a 162 b.p. decrease. This interest rate was influenced by, among other things, loans that were undertaken pursuant to the Credit Line for Productive Investment (with nominal annual fixed rates of 19.00% and 18.00% for the first and second part of the 2015 quota, respectively), and by the regulation issued by the Argentine Central Bank in June 2014 in order to establish caps on interest rates on loans. On December 17, 2015, through its Communication “A” 5834, the Argentine Central Bank removed such limits.

The average position in government securities for the fiscal year ended December 31, 2015 was Ps.14,616 million, reflecting an increase of 67% as compared to Ps.8,760 million for the fiscal year ended December 31, 2014, as a consequence of the increase of Ps.4,185 million in the average position on Peso-denominated government securities and of Ps.1,671 million in the average position on Dollar-denominated government bonds.

The increase in the average position in Pesos was due to higher balances in securities issued by the Argentine Central Bank (Lebacs) and, to a lesser extent, in debt securities and treasury bills issued by different provinces (Buenos Aires and Neuquén, among others).

The increase in the average position in Dollar-denominated government securities was mainly due to the holdings of Lebacs as a consequence of the regulation of the Argentine Central Bank, which allows the Bank to invest in this kind of instrument in relation to the foreign currency deposits taken.

The average yield on government securities for the fiscal year ended December 31, 2015 was 24.07%, as compared to 21.16% for the fiscal year ended December 31, 2014, a 290 b.p. increase, as a consequence of a higher average yield both in Pesos and in Dollars. Thus, the average interest rate on government securities denominated in Pesos for the fiscal year ended December 31, 2015 was 27.88%, as compared to 23.99% for the fiscal year ended December 31, 2014, a 389 b.p. increase, mainly due to the higher average rate accrued on provincial treasury bills and debt securities, while the average interest rate on government securities denominated in dollars increased 513 b.p. from 3.34% for fiscal year ended December 31, 2014 to 8.47% for the fiscal year ended December 31, 2015.

The average “Other Interest-Earning Assets” for the fiscal year ended December 31, 2015 was Ps.2,382 million, as compared to Ps.2,517 million for the fiscal year ended December 31, 2014, representing a decrease of 5%. The average rate on this item for the fiscal year ended December 31, 2015 was 24.90%, 164 b.p. lower as compared to 26.54% for the previous fiscal year. This decrease was mainly attributable to the variation in the average rate of other Peso-denominated assets, which decreased to 25.97% for the fiscal year ended December 31, 2015 from 27.67% for the fiscal year ended December 31, 2014.

The line item “Other Financial Income” recorded an increase of Ps.51 million, mainly due to the higher income from foreign-currency forward transactions, up from Ps.830 million profit in fiscal year 2014 to Ps.917 million profit in fiscal year 2015. For the fiscal year ended December 31, 2014, such line item included Ps.13 million profit from currency quotation differences, composed of a Ps.241 million gain from foreign exchange brokerage activities and a Ps.228 million loss from the valuation of the foreign currency net position. For the fiscal year ended December 31, 2015 the result from currency quotation differences was negative and was disclosed under the item “Other” in the Financial Expenses table.

The following table indicates our market share in the segments listed below:

	Fiscal Year Ended
	December 31,
(in percentages)	2015	2014	2013
Total Deposits	7.44	6.63	6.92
Private-Sector Deposits
Total	9.41	8.79	9.20
Deposits in Checking and Savings Accounts and Time Deposits	9.65	9.06	9.47

Total Loans	8.89	8.07	8.07
Private-Sector Loans	9.60	8.76	8.78

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

The average of interest-earning assets increased Ps.16,189 million, from Ps.54,160 million for the fiscal year ended December 31, 2013 to Ps.70,349 million for the fiscal year ended December 31, 2014, representing an increase of 30%.

The average yield on interest-earning assets for the fiscal year ended December 31, 2014 was 26.66%, a 363 b.p. increase as a result of the growth reflected in the average interest rate of every interest-earning asset, primarily, loans to the private sector and government securities.

Of this increase, Ps.11,160 million corresponded to an increase in the average size of the loan portfolio which totaled Ps.59,072 million for the fiscal year ended December 31, 2014, 23% higher than the Ps.47,912 million for the fiscal year ended December 31, 2013. This increase was primarily due to a Ps.9,959 million or 36% increase in credit cards and a Ps.2,981 million or 22% increase in promissory notes.

Credit growth was influenced by projects that were undertaken pursuant to the Credit Line for Productive Investment set forth by the Argentine Central Bank. As of the end of fiscal year 2014, the Bank complied with the loan placement pursuant to the conditions set forth by the Argentine Central Bank for the 2014 quota. The amount to be granted by Banco Galicia was Ps.2,151 million for the first part of the 2014 quota and Ps.2,750 million for the second part of the 2014 quota.

According to Argentine Central Bank information, as of December 31, 2014, Banco Galicia’s estimated market share of loans to the private sector, excluding loans granted by the Regional Credit Card Companies, was 8.76%, as compared to 8.78% for the fiscal year ended December 31, 2013.

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

The average interest rate earned on foreign currency denominated loans to the private sector for the fiscal year ended December 31, 2014 was 4.87%, as compared to 4.69% for the fiscal year ended December 31, 2013, representing an 18 b.p. increase.

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

The average rate on “Other Interest-Earning Assets” for the fiscal year ended December 31, 2014 was 26.54%, as compared to 17.77% for the fiscal year ended December 31, 2013, an 877 b.p. increase. Such growth was attributable to the variation in the average rate of other Peso-denominated assets, as such rate increased to 27.67% for the fiscal year ended December 31, 2014 from 18.14% for the fiscal year ended December 31, 2013, predominantly as a result of the higher yields on financial investments, in line with the evolution of interest rates in the Argentine financial system. This return was offset by the decrease in the foreign currency average rate, from 8.78% to 3.42% for the same period.

In fiscal year 2014, the “Other Financial Income” line item reflected an increase of Ps.433 million, as compared to fiscal year 2013, mainly due to increased income from foreign-currency forward transactions, which amounts increased from Ps.578 million in fiscal year 2013 to Ps.830 million in fiscal year 2014. Such line item also reflected a Ps.13 million profit from currency quotation differences, composed of a Ps.241 million gain from foreign exchange brokerage activities and a Ps.228 million loss from the valuation of the foreign currency net position. For the fiscal year ended December 31, 2013 the result from currency quotation differences was negative and was disclosed under the item “Other” in the Financial Expenses table.

Financial Expenses

Our financial expenses were composed of the following:

	Fiscal Year Ended
	December 31,
	2015	2014	2013
	(in millions of Pesos)
Interest on Deposits	8,694	6,577	3,780
Notes	1,846	1,485	869
Contributions and Taxes	2,111	1,480	1,009
Other (1)	751	779	512

Total	13,402	10,321	6,170

(1)	Includes interest accrued on liabilities resulting from financial brokerage with international banks and credit entities, premiums payable on repurchase agreement transactions, CER adjustment and, during fiscal year 2015 and 2013, results from foreign-exchange differences.

Fiscal Year 2015 compared to Fiscal Year 2014

The financial expenses for the fiscal year ended December 31, 2015 were Ps.13,402 million, as compared to Ps.10,321 million for the fiscal year ended December 31, 2014, a 30% increase. Such growth was attributable to a 27% increase in the average balance of interest-bearing liabilities.

The average interest-bearing liabilities for the fiscal year ended December 31, 2015 were Ps.66,071 million, as compared to Ps.52,081million for the fiscal year ended December 31, 2014. Such growth was attributable to the Ps.12,546 million higher total interest-bearing deposits (saving accounts and time deposits), which increased from Ps.40,415 million to Ps.52,961 million, and to the Ps.1,484 million increase in the average balance of debt securities, from Ps.8,976 million to Ps.10,460 million.

With respect to the total average interest-bearing deposits for the fiscal year ended December 31, 2015, Ps.48,130 million were Peso-denominated deposits and Ps.4,831 million were Dollar-denominated deposits, as compared to Ps.37,140 million and Ps.3,276 million, respectively, for the fiscal year ended December 31, 2014. Average Peso-denominated deposits recorded an increase of 30%, with a growth of 37% in savings accounts and 27% in time deposits. Average deposits in Dollars increased 47% during fiscal year 2015, with increases of 70% and 29% in savings accounts and time deposits, respectively; a portion of such growth is explained by the evolution of the exchange rate during the period, as the exchange rate for the Dollar increased of 52% during 2015.

Using Argentine Central Bank information, considering only deposits from the private sector in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share was 9.65% for the fiscal year ended December 31, 2015, as compared to 9.06% for the fiscal year ended December 31, 2014.

Out of the total interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2015, the average interest rate on time deposits stood out, which was 22.28% as compared to 21.80% for the fiscal year ended December 31, 2014, a 48 b.p. increase. This interest rate was influenced by the passage of Communication “A” 5640 of the Argentine Central Bank, which established beginning in October 2014 minimum interest rates for time deposits denominated in pesos corresponding to individuals (later companies were included) whose deposits do not exceed certain amounts.

Peso-denominated deposits (saving accounts and time deposits) for the fiscal year ended December 31, 2015 accrued at a 17.77% average interest rate, a 7 b.p. increase as compared to 17.70% for the fiscal year ended December 31, 2014. The rate of Dollar-denominated deposits for the fiscal year ended December 31, 2015 was 1.24%, as compared to 1.07% for the fiscal year ended December 31, 2014, a 17 b.p. increase.

The average balance of debt securities for the fiscal year ended December 31, 2015 was Ps.10,460 million, an increase of Ps.1,484 million or 17% as compared to Ps.8,976 million for the fiscal year ended December 31, 2014. This growth was mainly attributable to the issuance of notes by Tarjeta Naranja, Tarjetas Cuyanas, CFA and Grupo Financiero Galicia and to the variation in the quotation of the Dollar during the period and was partially offset by amortizations of outstanding notes during the fiscal year 2015.

The average interest rate for debt securities for the fiscal year ended December 31, 2015 was 17.65%, as compared to 16.54% for the fiscal year ended December 31, 2014. This increase was mainly attributable to the increase in the interest rate on certain outstanding notes which, according to their contractual conditions, accrue interest at a variable rate that is tied to the private Badlar rate.

The average balance of “Other Interest-Bearing Liabilities” for the fiscal year ended December 31, 2015 was Ps.2,650 million, with an average rate of 20.34%, representing a decrease of 1% as compared to Ps.2,689 million for the fiscal year ended December 31, 2014, with an average rate of 19.19%. This item includes mainly Peso and Dollar-denominated debt with local and international banks and credit entities, and Peso and Dollar-denominated obligations in connection with repurchase agreement transactions for government securities.

The item “Other Financial Expenses” for the fiscal year ended December 31, 2015 was Ps.751 million, representing a decrease of Ps.28 million or 4% as compared to Ps.779 million for the fiscal year ended December 31, 2014. As of December 31, 2015, financial expenses included a Ps.188 million loss from currency quotation differences, composed of a Ps.538 million loss from the valuation of the foreign currency net position and a Ps.350 million gain from foreign exchange brokerage activities. For the fiscal year ended December 31, 2014 the result from currency quotation differences was positive and was disclosed under the item “Other” in the Financial Income table.

Fiscal Year 2014 compared to Fiscal Year 2013

The financial expenses for the fiscal year ended December 31, 2014 were Ps.10,321 million, as compared to Ps.6,170 million for the fiscal year ended December 31, 2013, a 67% increase. Such growth was attributable to a 31% increase in the average balance of interest-bearing liabilities combined with a 393 b.p. increase in the average cost thereof.

The average interest-bearing liabilities for the fiscal year ended December 31, 2014 were Ps.52,081 million, as compared to Ps.39,779 million for the fiscal year ended December 31, 2013. Such growth was attributable to the Ps.9,080 million increase in total interest-bearing deposits, which increased from Ps.31,336 million to Ps.40,416 million, and to the Ps.2,625 million increase in the average balance of debt securities, from Ps.6,351 million to Ps.8,976 million.

With respect to the total average interest-bearing deposits for the fiscal year ended December 31, 2014, Ps.37,140 million were Peso-denominated deposits and Ps.3,276 million were Dollar-denominated deposits, as compared to Ps.28,922 million and Ps.2,414 million, respectively, for the fiscal year ended December 31, 2013. Average Peso-denominated deposits increased by 28%, with an increase of 22% in savings accounts and 30% in time deposits. Average deposits in Dollars increased 36% during fiscal year 2014, mainly due to the exchange rate evolution during the period.

Using Argentine Central Bank information, considering only deposits from the private sector in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share was 9.06% for the fiscal year ended December 31, 2014, as compared to 9.47% for the fiscal year ended December 31, 2013.

The average rate on interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2014 was 16.35%, as compared to 12.09% for the fiscal year ended December 31, 2013, a 427 b.p. increase, attributable to the evolution of the interest rate on time deposits, which was in line with the financial system dynamics. Peso-denominated deposits for the fiscal year ended December 31, 2014 accrued at a 17.70% average interest rate, as compared to 13.04% for the fiscal year ended December 31, 2013, a 467 b.p. increase. The rate of Dollar-denominated deposits for the fiscal year ended December 31, 2014 was 1.07%, as compared to 0.70% for the fiscal year ended December 31, 2013, a 36 b.p. increase.

The average balance of debt securities for the fiscal year ended December 31, 2014 was Ps.8,976 million, an increase of Ps.2,625 million or 41% as compared to Ps.6,351 million for the fiscal year ended December 31, 2013. This increase was mainly attributable to the issuance of notes by Tarjeta Naranja, Tarjetas Cuyanas, CFA and Grupo Financiero Galicia and to the variation in the exchange rate for the Dollar during the period.

The average interest rate for debt securities for the fiscal year ended December 31, 2014 was 16.54%, as compared to 13.70% for the fiscal year ended December 31, 2013, this increase was mainly attributable to the increase in the interest rate on the subordinated debt securities issued by Banco Galicia, in accordance with their contractual conditions.

The average balance of “Other Interest-Bearing Liabilities” for the fiscal year ended December 31, 2014 was Ps.2,689 million, with an average rate of 19.19%, as compared to Ps.2,092 million for the fiscal year ended December 31, 2013, with an average rate of 16.97%. This item includes mainly Peso and Dollar-denominated debt with local and international banks and credit entities, and Peso and Dollar-denominated obligations in connection with repurchase agreement transactions for government securities. The Ps.597 million increase in the average amount was mainly attributable to the increase in the balance of debt with international banks and credit entities.

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

The item “Other Financial Expenses” for the fiscal year ended December 31, 2014 amounted to Ps.779 million, representing an increase of Ps.267 million or 52% as compared to Ps.512 million for the fiscal year ended December 31, 2013, mainly due to the increase in expenses related to foreign-currency forward transactions. It is worth mentioning that as of December 31, 2013, financial expenses included a Ps.152 million loss from currency quotation differences, composed of a Ps.326 million loss from the valuation of the foreign currency net position and a Ps.174 million gain from foreign exchange brokerage activities.

Net Financial Income

Fiscal Year 2015 compared to Fiscal Year 2014

Net financial income for the fiscal year ended December 31, 2015 was Ps.12,442 million, with a corresponding financial margin of 13.12%, as compared to Ps.9,539 million for the fiscal year ended December 31, 2014, with a corresponding financial margin of 13.56%.

The net financial income for the fiscal year ended December 31, 2015 (excluding the results from currency quotation differences and the results from foreign-currency forward transactions) amounted to Ps.11,712 million as compared to Ps.8,960 million income for the fiscal year ended December 31, 2014, with a corresponding financial margin of 12.35% and 12.74%, respectively. This variation was attributable to a lower spread (defined as the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities) which decreased to 9.13% for the fiscal year ended December 31, 2015 from 10.13% for the fiscal year ended December 31, 2014, influenced by the lower interest rate accrued on loans (136 b.p.), as a consequence of loans that were undertaken pursuant to the Credit Line for Productive Investment and the regulation issued by the Argentine Central Bank in June 2014 in order to establish caps on interest rates on loans (on December 17, 2015 through its Communication “A” 5834, the Argentine Central Bank removed such limits). This decrease was partially offset by a higher volume of intermediation.

Fiscal Year 2014 compared to Fiscal Year 2013

Net financial income for the fiscal year ended December 31, 2014 was Ps.9,539 million, with a corresponding financial margin of 13.56%, as compared to Ps.6,906 million for the fiscal year ended December 31, 2013, with a corresponding financial margin of 12.75%.

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

Provision for Losses on Loans and Other Receivables

Fiscal Year 2015 compared to Fiscal Year 2014

Provisions for losses on loans and other receivables for the fiscal year ended December 31, 2015 were Ps.2,214 million, as compared to Ps.2,411 million for the fiscal year ended December 31, 2014, a Ps.197 million decrease attributable to better performance of credits in arrears of both, the consumer and the commercial portfolio, partially offset by higher regulatory provisions on the normal portfolio as a consequence of the increase in the size of the credit portfolio.

The non-accrual loan portfolio as of December 31, 2015 represented 3.11% of total loans, recording a 0.46 p.p. improvement as compared to the 3.57% ratio recorded a year before. The coverage of the non-accrual portfolio with allowances increased from 105.78% as of December 31, 2014 to 112.41% as of December 31, 2015. The improvement of both ratios as compared to the prior fiscal year is related to the better preformance of the portfolio during 2015. During 2015, Banco Galicia established allowances for loan losses equal to Ps.2,128 million.

Direct charges, net of recoveries, represented a gain of Ps.226 million. Charge-offs against allowances for loan losses were equal to Ps.1,203 million, as compared to Ps.1,840 million as of the end of fiscal year 2014, which increase mainly related to the maturing of the portfolio.

Fiscal Year 2014 compared to Fiscal Year 2013

Provisions for losses on loans and other receivables for the fiscal year ended December 31, 2014 were Ps.2,411 million, as compared to Ps.1,776 million for the fiscal year ended December 31, 2013, a Ps.635 million increase attributable to past due loans with both, companies and individuals. The non-accrual loan portfolio as of December 31, 2014 represented 3.57% of total loans, in line with the ratio recorded the year before. During 2014, Banco Galicia established allowances for loan losses equal to Ps.2,339 million.

The coverage of the non-accrual portfolio with allowances increased from 103.80% as of December 31, 2013 to 105.78% as of December 31, 2014. During fiscal year 2013 the Bank’s policy for establishing anticyclical provisions was discontinued and a procyclical policy was implemented, which reflects IFRS standards in a more reliable way. This in turn influenced the decrease of the coverage ratio.

Direct charges, net of recoveries, represented a gain of Ps.181 million. Charge-offs against allowances for loan losses were equal to Ps.1,840 million, as compared to Ps.1,304 million as of the end of fiscal year 2013, which increase mainly related to the maturing of the portfolio.

Net Income from Services

Our net income from services consisted of:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Pesos)			(in percentages)
Income From
Credit and Debit Cards	7,263	5,376	4,097	35	31
Deposit Accounts	1,960	1,341	879	46	53
Credit-related Fees	314	227	289	38	(21)
Check Collection	276	182	105	52	73
International Trade	214	180	128	19	41
Safe Deposit Box	193	167	124	16	35

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Pesos)			(in percentages)
Collection Services (Taxes and Utility Bills)	169	126	87	34	45
CFA	250	137	122	82	12
Financial Fees	137	97	82	41	18
Cash Management	91	69	55	32	25
Services for Shipments	53	59	43	(10)	37
Other (1)	551	345	223	60	55

Total Income	11,471	8,306	6,234	38	33

Total Expenses	3,634	2,607	1,995	39	31

Net Income from Services	7,837	5,699	4,239	38	34

(1)	Includes, among others, fees from investment banking activities, asset management, assets under custody and guarantees granted.

Fiscal Year 2015 compared to Fiscal Year 2014

Net income from services for the fiscal year ended December 31, 2015 was Ps.7,837 million, as compared to Ps.5,699 million for the fiscal year ended December 31, 2014, a 38% increase. The evolution in the business volume and the rise in prices (in compliance with the procedures established by the regulations of the Argentine Central Bank related to individuals), account for the increases in most of the items noted in the chart above.

The most noteworthy increases in fees were those related to national and regional credit cards which increased by 35% as compared to the fees charged in fiscal year 2014, to deposit accounts which increased 46% as compared to fiscal year 2014 and to check collections which increased 52% as compared to fiscal year 2014. The growth in income from services corresponding to CFA, which increased by 82%, was mainly due to higher fees related to the credit cards issued and to the benefit account offered to retired individuals.

Total deposit accounts for the fiscal year ended December 31, 2015 were 3.6 million, representing a 20% increase.

Banco Galicia’s income from credit and debit card transactions, on an individual basis, for the fiscal year ended December 31, 2015 was Ps.3,214 million, as compared to Ps.2,219 million for the fiscal year ended December 31, 2014, a 45% increase. Such increase was mainly attributable not only to the greater number of credit cards managed, but also to the greater average amount of purchases made with each card during the year. The total number of cards managed by Banco Galicia excluding those issued by the Regional Credit Card Companies and CFA, for the fiscal year ended December 31, 2015 was 3.4 million, as compared to 2.9 million for the fiscal year ended December 31, 2014, a 19% increase.

Income from services corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2015 was Ps.4,049 million, as compared to Ps.3,157 million for the fiscal year ended December 31, 2014, a 28% increase. Such increase was mainly attributable to an increase in the amount of purchases made during the fiscal year together with a greater number of issued credit cards. The Regional Credit Card Companies had issued 10 million credit cards as of December 31, 2015, as compared to 8.9 million credit cards as of December 31, 2014, a 12% increase.

Consequently, income generated from credit card transactions amounted to Ps.7,263 million in 2015, Ps.1,887 million higher from the Ps.5,376 million generated in 2014.

Expenses from services for the fiscal year ended December 31, 2015 were Ps.3,634 million, as compared to Ps.2,607 million for the fiscal year ended December 31, 2014, representing a 39% increase. Such increase was mainly attributable to the growth in expenses related to credit and debit card transactions and to the total benefits program, together with a higher turnover tax.

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

The increase of fees which stood out were those related to national and regional credit cards (31%) and to deposit accounts (53%).

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

The following table sets forth the number of credit cards outstanding as of the dates indicated:

	December 31,			% Change
				December 31,
Credit Cards	2015	2014	2013	2015/2014	2014/2013
	(number of credit cards, except otherwise noted)			(percentages)
Visa	2,088,236	1,750,960	1,586,344	19	10
“Gold”	459,767	395,732	324,903	16	22
International	1,138,234	906,701	826,297	26	10
Domestic	57,224	68,980	90,245	(17)	(24)
“Business”	99,155	85,039	71,307	17	19
“Corporate”	3,271	3,241	3,139	1	3
“Platinum”	330,585	291,267	270,453	13	8
Galicia Rural	17,548	17,107	15,476	3	11
American Express	1,059,707	986,962	810,780	7	22
“Gold”	329,011	307,072	238,088	7	29
International	465,815	427,932	345,380	9	24
Platinum	264,881	251,958	227,312	5	11
MasterCard	264,487	126,880	107,235	108	18
“Gold”	78,091	43,824	34,935	78	25
MasterCard	166,049	82,652	71,779	101	15
Argencard	326	404	521	(19)	(22)
“Platinum”	13,534	—	—	100	—
“Black”	6,487	—	—	100	—

	December 31,						% Change
							December 31,
Credit Cards	2015		2014		2013		2015/2014	2014/2013
Regional Credit Card Companies		9,973,612		8,879,717		8,270,150	12	7
Local Brands (1)		5,054,456		4,654,234		4,552,203	9	2
Visa		4,211,135		3,646,229		3,164,358	15	15
MasterCard		660,534		537,947		519,342	23	4
American Express		47,487		41,307		34,247	15	21
CFA		159,435		170,930		101,412	(7)	69
Visa		145,361		155,228		93,881	(6)	65
MasterCard		14,074		15,702		7,531	(10)	108

Total		13,563,025		11,932,556		10,891,397	14	10

Total Amount of Purchases (in millions of Pesos)	Ps.	146,508	Ps.	101,814	Ps.	75,925	44	34

(1)	It corresponds to Tarjeta Naranja, Tarjetas Cuyanas, Tarjetas del Mar and La Anónima.

Administrative Expenses

The following table sets forth the components of our administrative expenses:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Pesos)			(in percentages)
Salaries and Social Security Contributions	6,150	4,549	3,681	35	24
Personnel Services	262	150	128	75	17
Amount Accrued in Relation to Directors’ and Syndics’ Compensation	111	85	64	31	33
Advertising and Publicity	545	414	383	32	8
Electricity and Communications	308	249	217	24	15
Property-related Expenses	553	466	376	19	24
Taxes	1,219	851	608	43	40
Other	3,757	2,457	1,971	53	25

Total	12,905	9,221	7,428	40	24

Fiscal Year 2015 compared to Fiscal Year 2014

Administrative expenses for the fiscal year ended December 31, 2015 were Ps.12,905 million, as compared to Ps.9,221 million for the fiscal year ended December 31, 2014, a 40% increase.

Salaries, social security contributions and expenses related to personnel services for the fiscal year ended December 31, 2015 were Ps.6,412 million, as compared to Ps.4,699 million for the fiscal year ended December 31, 2014, a 37% increase. Such increase was mainly attributable to the salary increase agreement with the unions. For the fiscal year ended December 31, 2014, the staff of Grupo Financiero Galicia and its subsidiaries was composed of 12,012 employees, while as of the end of fiscal year 2015 the same staff was composed of 12,128 employees.

The remaining administrative expenses for the fiscal year ended December 31, 2015 were Ps.6,493 million, as compared to Ps.4,522 million for the fiscal year ended December 31, 2014, a 44% increase. Such increase was mainly attributable to the increase in amounts payable due to the different services provided, together with increased amortizations of organization and development expenses for Ps.303 million (91%), as in December 2014 the Bank began to amortize its investment in the SAP Core Banking System.

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

Income from Insurance Activities

The following table shows the results generated on insurance activities:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2015	2014	2013	2015/2014	2014/2013
	(in millions of Pesos)			(in percentages)
Earned premiums and surcharges accrued	2,516	1,688	1,274	49	32
Claims accrued	(358)	(235)	(164)	52	43
Surrenders	(5)	(4)	(4)	25	0
Annuities	(4)	(4)	(3)	0	33
Underwriting, claims related and running expenses	(350)	(219)	(199)	60	10
Other income (Loss)	2	12	1	(83)	1,100

Total	1,801	1,238	905	45	37

Fiscal Year 2015 compared to Fiscal Year 2014

Income from insurance activities (excluding administrative expenses and taxes, net of eliminations corresponding to transactions with related companies) amounted to Ps.1,801 million as of December 31, 2015, a 45% increase as compared to the Ps.1,238 million of income recorded for the fiscal year ended December 31, 2014. The increase in income from insurance activities was mainly a result of the increase in the volume of premiums issued, primarily due to the evolution of property and life insurance products sold. During 2015, Galicia Seguros earned Ps.2,516 million from premiums and surcharges accrued, representing an increase of 49% in the year.

In fiscal year 2015, the claims ratio was 13.42%, a similar level as compared to the 13.94% during the previous year.

Regarding sales, as of the end of fiscal year 2015, annualized premiums equaled Ps.709 million, a 39% increase as compared to Ps.510 million as of the end of fiscal year 2014.

Fiscal Year 2014 compared to Fiscal Year 2013

Income from insurance activities amounted to Ps.1,238 million for the fiscal year ended December 31, 2014, 37% higher than the Ps.905 million of income recorded for the fiscal year ended December 31, 2013. The increase in income was mainly a result of the increase in the volume of premiums issued, primarily due to the evolution of property and life insurance products sold.

Income/(Loss) from Equity Investments

Fiscal Year 2015 compared to Fiscal Year 2014

Income from equity investments for the fiscal year ended December 31, 2015 was Ps.100 million, as compared to Ps.213 million for the fiscal year ended December 31, 2014. The 53% decrease was mainly attributable to the fact that fiscal year 2014 recorded the profit from the sale of Banco Galicia’s equity investment in Banelco S.A. to VISA Argentina S.A. In addition, as of December 31, 2015, the negative goodwill from the acquisition of CFA was fully amortized.

Fiscal Year 2014 compared to Fiscal Year 2013

Income from equity investments for the fiscal year ended December 31, 2014 was Ps.213 million, as compared to Ps.124 million for the fiscal year ended December 31, 2013. The 72% increase was mainly attributable to: (i) the profit from the sale of Banco Galicia’s equity investment in Banelco S.A. to VISA Argentina S.A., for Ps.40 million and (ii) the collection of higher dividends from VISA Argentina S.A., for Ps.17 million.

Miscellaneous Income/(Loss), Net

Fiscal Year 2015 compared to Fiscal Year 2014

Miscellaneous net income for the fiscal year ended December 31, 2015 was Ps.443 million, as compared to Ps.503 million for the fiscal year ended December 31, 2014.

The lower income of Ps.60 million was mainly due to the increase in provisions for loan losses and other provisions, partially offset by higher income related to security margins on repurchase agreement transactions and to the return from the funds used to cover possible losses related to credit cards (Visa, Mastercard, American Express and Banelco).

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

Income Tax

Fiscal Year 2015 compared to Fiscal Year 2014

The income tax charge for the fiscal year ended December 31, 2015 was Ps.2,801 million, as compared to Ps.1,992 million for the fiscal year ended December 31, 2013, a Ps.809 million increase.

The effective income tax rate for fiscal year 2015 was 39.2%, higher than the 37.4% recorded in 2014.

Fiscal Year 2014 compared to Fiscal Year 2013

The income tax charge for the fiscal year ended December 31, 2014 was Ps.1,992 million, as compared to Ps.1,232 million for the fiscal year ended December 31, 2013, a Ps.760 million increase.

The effective income tax rate for fiscal year 2014 was 37.4%, lower than the 40.3% recorded in 2013.

U.S. GAAP and Argentine Banking GAAP Reconciliation

General

We prepare our financial statements in accordance with Argentine Banking GAAP. The more significant differences between Argentine Banking GAAP and U.S. GAAP relate to the determination of the allowance for loan losses, the carrying value of certain government securities and receivables for government securities, the accounting of Banco Galicia’s foreign debt restructuring, goodwill, securitization and recognition of deferred income taxes. For more detail on differences in accounting treatment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2015, see Note 36 to our consolidated financial statements.

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

The following table shows the allowance for loan losses for the periods indicated under Argentine Banking GAAP and U.S. GAAP and the corresponding shareholders’ equity adjustment under U.S. GAAP:

	December 31, 2015	December 31, 2014	December 31, 2013
	(in millions of Pesos)
Argentine Banking GAAP	3,621.7	2,678.1	2,172.3
U.S. GAAP
ASC 310
Allowance for Loan Losses	159.4	97.0	104.7
ASC 450	3,438.6	2,558.8	2,056.1

U.S. GAAP Shareholders’ Equity Adjustment (1)	23.8	22.2	11.4

(1)	Including qualitative and quantitative adjustments.

ASC 310 Analysis

The non-performing commercial loan portfolio is comprised of loans falling into the following classifications of the Argentine Central Bank:

•	“With Problems”

•	“High Risk of Insolvency”

•	“Uncollectible”

The following table shows our loan loss reserve under ASC 310 for our non-performing commercial loan portfolio as of the dates indicated.

	December 31, 2015	December 31, 2014	December 31, 2013
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP – ASC 310 Analysis	159.4	97.0	104.7

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

The increase in the allowances recorded under ASC 450 is mostly due to a higher volume of credit card and personal loans granted during 2015 and 2014 and the worsening of macroeconomic factors, such as inflation rate and unemployment. The table below shows our loan loss reserve under ASC 450 for consumer and performing commercial loans as of the dates indicated.

	December 31, 2015	December 31, 2014	December 31, 2013
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP – ASC 450 Analysis	3,438.6	2,558.8	2,056.1

In addition to assessing the reasonableness of the loan loss reserve as described above, Grupo Financiero Galicia makes an overall determination of the adequacy of each period’s reserve based on such ratios as:

•	Loan loss reserves as a percentage of non-accrual loans,

•	Loan loss reserves as a percentage of total amounts past due, and

•	Loan loss reserves as a percentage of past-due unsecured amounts.

The table below shows the above-mentioned ratios as of the dates indicated.

	December 31, 2015	December 31, 2014	December 31, 2013
Loan Loss Reserves as a Percentage of Non-accrual Loans	135.35%	129.78%	127.05%
Loan Loss Reserves as a Percentage of Total Amounts Past Due	94.13%	81.86%	79.52%
Loan Loss Reserves as a Percentage of Past-due Unsecured Amounts	153.26%	153.96%	147.83%

The allowance for loan losses has increased approximately 30% during 2015 under U.S. GAAP. This variation is due to an increase in the portfolio of loans to the private sector and to the qualitative approach reflecting current economic conditions, industry performance trends, geographic or obligor concentrations, within each portfolio segment required for smaller-balance impaired and unimpaired.

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

Under U.S. GAAP, all of these assets are carried at fair value as fully explained in Note 36 to our financial statements and “-U.S. GAAP-Critical Accounting Policies”.

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

Shareholders’ Equity adjustments between Argentine Banking GAAP and U.S. GAAP as of December 31, 2015 and December 31, 2014, amounted to Ps.(69) million and Ps.(55) million, respectively.

Securitizations

The following table summarizes the adjustment for U.S. GAAP purposes related to securitization transactions as of December 31, 2015 and 2014:

	As of December 31,
	2015			2014
	(In millions of Pesos)
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’ Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’ Equity Adjustment
Galtrust I	686	715	29	788	806	18

Total	686	715	29	788	806	18

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

The retained interest in the trust was recorded under Argentine Central Bank rules in the “Other Receivables from Financial Brokerage”, and its balance as of December 31, 2015 and 2014, was Ps.686 million and Ps.788 million, respectively.

In accordance with ASC 810, Grupo Financiero Galicia was deemed to be the primary beneficiary of this trust and, therefore, the Bank reconsolidated the assets and liabilities of the mentioned trust. Upon consolidation, the Bogar Bonds were classified as available-for-sale securities and measured at fair value with changes recorded in other comprehensive income.

Debt securities originated in connection with this financial trust have been cancelled as of December 31, 2014.

Additional information required by U.S. GAAP

The table below presents the aggregated assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

	As of December 31,
(In millions of Pesos)	2015		2014
Cash and Due from Banks	Ps.	27	Ps.	4
Government Securities and Promisory Notes		659		764
Loans		16		144
Accrued interest, adjustments and exchange rate differences receivable		—		3
Allowances		—		(6)
Other Assets		7		35

Total Assets	Ps.	709	Ps.	945

Debt Securities	Ps.	—	Ps.	98
Accrued interest		—		1
Certificates of Participation		708		836
Other Liabilities		1		10

Total Liabilities	Ps.	709	Ps.	945

Our maximum loss exposure, which amounted to Ps.709 million and Ps.945 million as of December 31, 2015 and 2014, respectively, is based on the unlikely events that all the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on our balance sheet.

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

As of December 31, 2014 we had a balance of Ps.50 millon related to the negative goodwill. During fiscal year 2015, we had fully amortized the negative goodwill.

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

Summary

As a result of the above and other differences, our net income and shareholders’ equity under Argentine Banking GAAP and U.S. GAAP for the periods indicated were as follows:

	Net Income (Loss)		Shareholders’ Equity (Deficit)
	Argentine Banking GAAP	U.S. GAAP	Argentine Banking GAAP	U.S. GAAP
	(in millions of Pesos)
Fiscal Year 2015	4,338	4,336	14,485	14,383
Fiscal Year 2014	3,338	3,504	10,246	10,243
Fiscal Year 2013	1,824	1,575	6,947	6,944

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

Results by Segments

The presentation of our segment disclosures for the years ended December 31, 2015, 2014 and 2013 corresponds with our internal reporting structure, considering the banking business as one single segment that is evaluated regularly by our management in deciding how to allocate resources and in assessing the performance of our business.

We measure the performance of each of our business segments primarily in terms of “Net income”, in accordance with the regulatory reporting requirements of the Argentine Central Bank. Net income and other information by segment are based on Argentine Banking GAAP and are consistent with the presentation of our consolidated financial statements.

Our disclosure segments are as follows:

•	Banking: our banking business segment represents Banco Galicia consolidated line by line with Galicia Uruguay.

•	Regional Credit Cards: our regional credit cards business segment represents the accounts of Tarjetas Regionales consolidated with its subsidiaries and of Tarjetas del Mar.

•	CFA: the CFA business segment primarily extends unsecured personal loans to low and middle-income segments of the Argentine population. It represents the accounts of Compañía Financiera Argentina and Cobranzas y Servicios.

•	Insurance: our insurance business segment represents the accounts of Sudamericana and its subsidiaries.

•	Other Grupo Galicia Businesses: this segment includes the results of Net Investment, Galicia Warrants and Galicia Administradora de Fondos (since April 2014, when Banco Galicia sold its interest in the company to Grupo Financiero Galicia).

Our results by segments are shown in Note 31 to our audited consolidated financial statements. Below is a discussion of our results of operations by segments for the years ended December 31, 2015, December 31, 2014 and December 31, 2013.

Banking

The table below shows the results of our banking business segment.

	For the year ended December 31,
In millions of Pesos, except percentages	2015	2014	2013
Net Financial Income	8,353	6,528	4,425
Net Income from Services	4,172	2,965	2,012

Net Operating Revenue	12,525	9,493	6,437

Provisions for Loan Losses	1,061	1,265	821
Administrative Expenses	7,395	4,981	3,964

Net Operating Income	4,069	3,247	1,652

Income from Equity Investments
Tarjetas Regionales SA	1.179	587	465
Compañía Financiera Argentina	57	287	293
Sudamericana	50	28	22
Others	146	205	85

Income from Equity Investments	1,433	1,107	864

Other Income (Loss)	(67)	99	(5)

Pre-tax Income	5,435	4,453	2,511

Income Tax Provision	1,522	1,295	674

Net Income	3,913	3,158	1,837

Net Income as a % of Grupo Financiero Galicia’s Net Income	90%	95%	101%
Average Loans	58.277	43,372	35,341
Average Deposits	72.974	54,417	42,145

Net income for this segment amounted to Ps.3,913 million, a Ps.755 million increase, or 24%, as compared to Ps.3,158 million for the fiscal year ended December 31, 2014, which in turn was Ps.1,321 million higher than the Ps.1,837 million for the fiscal year ended December 31, 2013.

The Ps.755 million increase in net income was primarily a result of an increase of Ps.3,032 million in net operating revenues and Ps.326 million in income from equity investments, together with lower provisions for loans losses for Ps.204 million, offset by higher administrative expenses in an amount of Ps.2,414 million, lower other income in an amount of Ps.166 million and higher income tax in an amount of Ps.227 million.

The increase in net income for the fiscal year 2014 as compared to the fiscal year 2013 was primarily attributable to the growth in net operating income, which was higher than the increase in administrative expenses, and, as a consequence, there was an improvement in the efficiency ratio.

During the fiscal year ended December 31, 2015, the growth in net financial income was due to the increase in the volume of financial intermediation with the private sector, partially offset by a decrease in financial margins.

The average of interest-earning assets as of the end of fiscal year 2015 experienced an increase as compared to fiscal year ended December 31, 2014, due to the growth recorded in loans to the private sector. This increase was primarily attributable to a Ps.13,297 million or 65% increase in credit cards, a Ps.6,464 million or 39% increase in promissory notes, a Ps.4,680 million or 117% increase in advances and a Ps.1,496 million or 31% increase in personal loans.

Credit growth was influenced by projects that were undertaken pursuant to the Credit Line for Productive Investment set forth by the Argentine Central Bank. As of fiscal year end, the outstanding amount of loans related to this credit line reached Ps.9,727 million. For more information, see Item 5. “Operating and Financial Review and Prospects”-Item 5.A. “Operating Results”-“Results of Operations”.

According to information provided by the Argentine Central Bank, as of December 31, 2015, Banco Galicia’s estimated market share of loans to the private sector was 9.18%, as compared to 8.27% as of December 31, 2014 and 8.15% as of December 31, 2013.

The average position in government securities for the fiscal year ended December 31, 2015 increased as compared to the fiscal year ended December 31, 2014, due to higher balances, primarily, in securities issued by the Argentine Central Bank, accompanied by an increased position in government securities denominated in pesos and in foreign currency for Ps.1,892 million and Ps.1,584 million, respectively. The average yield on government securities recorded an increase both in transactions denominated in pesos as well as in foreign currency.

Financial expenses as of the end of fiscal year 2015 increased as compared to the previous fiscal year, as a consequence of a higher average balance of interest-bearing liabilities combined with an increase in the average cost thereof.

Out of total interest-bearing liabilities, variations in time deposits stood out, which were higher than the increase recorded in transactional deposits. In addition, the increase in the average rate on interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2015 as compared to the previous fiscal year, was mainly attributable to the evolution of the interest rate on time deposits, which was in line with the financial system dynamics. The interest rate on time deposits was influenced by the passage of Communication “A” 5640 of the Argentine Central Bank which established, beginning in October 2014, minimum interest rates on time deposits in pesos from individuals (and, later, companies) up to certain amounts. This regulation was revoked on December 17, 2015.

According to information provided by the Argentine Central Bank, as of December 31, 2015, Banco Galicia’s estimated market share of deposits from the private sector was 9.36%, as compared to 8.65% as of December 31, 2014 and 9.02% as of December 31, 2013.

Net income for the fiscal year ended December 31, 2015, included a Ps.858 million gain from currency quotation differences, comprised of a Ps.350 million gain from foreign exchange brokerage activities and a Ps.507 million gain from the valuation of the foreign currency net position and the result from foreign currency forward transactions. Net income for the fiscal year ended December 31, 2014, included a Ps.1,106 million gain from currency quotation differences, comprised of a Ps.241 million gain from foreign exchange brokerage activities and a Ps.865 million gain from the valuation of the foreign currency net position and the result from foreign currency forward transactions.

Net income from services was Ps.4,172 million for the fiscal year ended December 31, 2015, as compared to Ps.2,965 million for the fiscal year ended December 31, 2014, a 41% increase, which in turn was 47% higher than the Ps.2,012 million for the fiscal year ended December 31, 2013. The increase in the business volume and the rise in prices (in compliance with the procedures established by the regulations of the Argentine Central Bank for fees related to individuals), account for the increases.

The main components of income from services are fees related to credit and debit card transactions, deposit accounts, foreign exchange brokerage activities and insurance. With respect to credit cards, the most important component for the Bank’s income from services, revenue from such segment increased 45% for the fiscal year ended December 31, 2015, with 3.4 million credit cards managed, compared to 2.9 million for the fiscal year ended December 31, 2014 and to 2.5 million for the fiscal year ended December 31, 2013. Such growth was accompanied by an increase in consumption during the past three fiscal years.

Provisions for loan losses and other receivables were Ps.1,061 million for the fiscal year ended December 31, 2015, representing a decrease of Ps.204 million as compared to Ps.1,265 million for the fiscal year ended December 31, 2014, primarily due to the better performance of the commercial portfolio. Provisions for loan losses and other receivables as of the fiscal year ended December 31, 2014, represented an increase of Ps.444 million as compared to Ps.821 million for the fiscal year ended December 31, 2013, primarily attributable to the evolution of both the individual and commercial portfolios.

Administrative expenses were Ps.7,395 million for the fiscal year ended December 31, 2015, as compared to Ps.4,981 million for the fiscal year ended December 31, 2014, a 49% increase. In turn, administrative expenses for the fiscal year ended December 31, 2014, were 26% higher as compared to Ps.3,964 million for the fiscal year ended December 31, 2013. These increases were attributable to both higher personnel expenses and other administrative expenses.

The increase in personnel expenses (salaries, Argentine social security contributions and expenses related to personnel services) was mainly due to the salary increase agreed upon with the union. As of the fiscal year ended December 31, 2015 the Bank had 5,573 employees, while as of the fiscal year ended December 31, 2014 the Bank had 5,374 employees.

The increase in other administrative expenses was mainly due to the increase of expenses related to services provided to the Bank together with increased amortizations of organization and development expenses of Ps.260 million (102%), as in December 2014 the Bank began to amortize its investment in the SAP Core Banking System.

Income from equity investments was Ps.1,433 million for the fiscal year ended December 31, 2015, Ps.326 million higher as compared to Ps.1,107 million for the fiscal year ended December 31, 2014, which in turn was Ps.243 million higher than the Ps.864 million for the fiscal year ended December 31, 2013. The increase recorded in the fiscal year ended December 31, 2015 was mainly attributable to (i) the higher profits from Tarjetas Regionales for Ps.592 million, mainly due to the increase in net operating revenues, partially offset by increases in administrative expenses and income taxes and (ii) the higher profits from Sudamericana Holding, for Ps.22 million. These positive variations were partially offset by: (i) lower profits from CFA, for Ps.230 million, from Ps.287 million as of fiscal year ended December 31, 2014 to Ps.57 million in fiscal year 2015 (net of eliminations of results from transactions with related companies), as a consequence of higher administrative expenses and provisions for loan losses, together with a lower income from the amortization of the negative goodwill generated from the acquisition of CFA, which as of June 30, 2015 was completed, and (ii) lower profits from other income from equity investments, for Ps.59 million, because fiscal year 2014 included the income generated from the transfer of the Bank’s equity investment in Banelco S.A. to VISA Argentina S.A. and the results from the sale of Galicia Administradora de Fondos to Grupo Financiero Galicia. For more information, see “-Regional Credit Cards”, “-CFA” and “-Insurance”.

Other net losses for the fiscal year ended December 31, 2015 were Ps.67 million, Ps.166 million lower as compared to the Ps.99 million profit for the fiscal year ended December 31, 2014, which was higher than the Ps.5 million loss for the fiscal year ended December 31, 2013. Other net losses for the fiscal year 2015 were the consequence of higher net other provisions, partially offset by higher income related to security margins on repurchase agreement transactions and to the return from the funds used to cover possible losses related to credit cards (Visa, Mastercard, American Express and Banelco).

The income tax charge during the fiscal year ended December 31, 2015 was Ps.1,522 million, Ps.227 million higher than the Ps.1,295 million for fiscal year 2014.

Regional Credit Cards

The table below shows the results of our regional credit cards business segment.

	For the year ended December 31,
In millions of Pesos, except percentages	2015	2014	2013
Net Financial Income	2,685	1,714	1,453
Net Income from Services	4,221	3,261	2,664

Net Operating Revenue	6,906	4,975	4,117

Provisions for Loan Losses	753	776	703
Administrative Expenses	4,168	3,197	2,598

Net Operating Income	1,985	1,002	816

Income from Equity Investments	—	(14)	(14)
Other Income (Loss)	427	314	218
Minority Interests	—	—	—

Pre-tax Income	2,412	1,302	1,020

Income Tax Provision	863	517	402

Net Income	1,549	785	618

Net Income as a % of Grupo Financiero Galicia’s Net Income	36%	24%	34%
Average Loans	16,415	12,727	9,909

For the fiscal year ended December 31, 2015, the Regional Credit Card Companies recorded net income of Ps.1,549 million, as compared to Ps.785 million for the fiscal year ended December 31, 2014, representing a Ps.764 million or 97% increase.

The increase in income corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2015 was mainly attributable to an increase in net operating revenues of Ps.1,931 million accompanied by lower provisions for loan losses for Ps.23 million, partially offset by increases of Ps.971 million in administrative expenses and Ps.346 million in income tax.

The net operating revenues for the fiscal year ended December 31, 2015 amounted to Ps.6,906 million, a 39% increase above the Ps.4,975 million for fiscal year ended December 31, 2014, as a result of higher net financial income for Ps.971 million and higher net income from services for Ps.960 million. The increase in net operating income was due to the growth of the average amount of purchases and financing, and to an increase in the number of transactions.

As of December 31, 2015, provisions for loan losses amounted to Ps.753 million, Ps.23 million lower than in the previous fiscal year, mainly due to an improvement in the behavior of the clients together with an increased amount of loans recovered.
Administrative expenses for the fiscal year ended December 31, 2015 amounted to Ps.4,168 million, a 30% increase from the fiscal year ended December 31, 2014, mainly due to the salary increase agreed upon with unions, the higher level of economic activity and the higher costs during the period.

In fiscal year 2015, other net income amounted to Ps.427 million, 36% above the Ps.314 million recorded a year before, which in turn was 44% higher than fiscal year 2013. Both annual variations were the result of an increase in loans recovered.

The income tax charge during fiscal year 2015 was Ps.863 million, Ps.346 million higher than in fiscal year 2014.

The Regional Credit Card Companies experienced growth in the following key indicators during the fiscal year ended December 31, 2015, as compared to the fiscal year ended December 31, 2014 (due to the significance of the transactions, the following variations correspond to Tarjeta Naranja and Tarjetas Cuyanas):

•	average statements issued: 6% growth, reaching an annual average of 3.1 million customers;

•	increase in retail sales: 44%, from Ps.49,812 million to Ps.71,608 million;

•	increase in loan portfolio: 50%, amounting to Ps.29,924 million; and

•	increase in the number of purchase transactions: 6%, reaching 148 million.

Regarding the distribution network, in the fiscal years ended December 31, 2015 and December 31, 2014, there were 262 service centers. During fiscal year 2015 new openings of branches in CABA (Tarjeta Naranja) and in the province of Mendoza and Chaco (Tarjetas Cuyanas) were offset by the close of branches in other locations.

The Regional Credit Card Companies had 5,040 employees as of December 31, 2015, as compared to 5,232 employees as of December 31, 2014.

In fiscal year 2014, the Regional Credit Card Companies recorded net income of Ps.785 million, as compared to Ps.618 million for the fiscal year ended December 31, 2013, representing a Ps.167 million or 27% increase.

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

Provisions for loan losses for the fiscal year 2014 amounted to Ps.776 million, Ps.73 million higher than in the previous fiscal year, mainly as a result of an increase in the size of the loan portfolio and of higher levels of past due loans in line with the economy in general.

Administrative expenses for the fiscal year ended December 31, 2014 amounted to Ps.3,197 million, a 23% increase from the fiscal year ended December 31, 2013, mainly due to the salary increase agreed upon with unions, the higher level of economic activity and the higher costs during the period.

In fiscal year 2014, other net income amounted to Ps.314 million, 44% higher than a year before, mainly as a result of an increase in loans recovered.

The income tax charge during fiscal year 2014 was Ps.517 million, Ps.115 million higher than in fiscal year 2013.

The Regional Credit Card Companies experienced growth in the following key indicators during fiscal year ended December 31, 2014, as compared to the fiscal year ended December 31, 2013 (due to the significance of the transactions, the following variations correspond to Tarjeta Naranja and Tarjetas Cuyanas):

•	average statements issued: 3% growth, reaching an annual average of 2.9 million customers;

•	increase in retail sales: 36%, from Ps.36,771 million to Ps.49,812 million;

•	increase in loan portfolio: 33%, amounting to Ps.19,919 million;

•	increase in the number of purchase transactions: 3%, reaching Ps.140 million; and

•	increase in the size of the distribution network: 1%, reaching a total of 262 service centers.

Regarding the distribution network, in fiscal year ended December 31, 2014, Tarjeta Naranja opened one new branch located in the Interior. Tarjetas Cuyanas opened one branch located in the province of Tucuman.

The Regional Credit Card Companies employed 5,232 employees as of December 31, 2014, as compared to 5,668 employees as of December 31, 2013.

CFA

The table below sets forth the results of operations of CFA’s business segment:

	For the year ended December 31,
In millions of Pesos, except percentages	2015	2014	2013
Net Financial Income	1,255	1,106	952
Net Income from Services	270	140	109

Net Operating Revenue	1,525	1,246	1,061

Provisions for Loan Losses	400	369	253
Administrative Expenses	930	769	663

Net Operating Income	195	108	145

Income from Equity Investments	2	2	1
Other Income (Loss)	101	102	89
Pre-tax Income	298	212	235

Income Tax Provision	139	83	92

Net Income	159	129	143

Net Income as a % of Grupo Financiero Galicia’s Net Income	4%	4%	8%
Average Loans	3,140	2,994	2,707
Average Deposits	900	1,120	919

CFA’s net income for the fiscal year ended December 31, 2015 amounted to Ps.159 million, Ps.30 million higher than the Ps.129 million gain for the fiscal year ended December 31, 2014.

Net operating revenue for the fiscal year ended December 31, 2015 amounted to Ps.1,525 million, a Ps.279 million increase as compared to the Ps.1,246 million for the fiscal year ended December 31, 2014. This variation was due to higher net financial income for Ps.149 million and net income from services for Ps.130 million.

The increase of net financial income was mainly due to a decrease in the costs of funding, as a consequence of a lower financing portfolio, and to higher income from the sale of portfolios under the Credit Line for Productive Investment established by the Argentine Central Bank.

Net income from services amounted to Ps.270 million for the fiscal year ended December 31, 2015, a 93% increase from the prior year, mainly due to higher fees related to credit cards, insurance and the benefit account offered to retired individuals.

Provisions for loan losses for the fiscal year ended December 31, 2015 amounted to Ps.400 million, increasing Ps.31 million as compared to the Ps.369 millon from the fiscal year ended December 31, 2014, as a result of the evolution of the past due loan portfolio.

Administrative expenses for the fiscal year ended December 31, 2015 amounted to Ps.930 million, an increase of Ps.161 million or 21% as compared to fiscal year ended December 31, 2014. The main increases were recorded in personal expenses for Ps.37 million due to the salary increase agreements and to a higher staff, in security services for Ps.26 million as a consequence of increases in the cost, in professional fees for Ps.25 million, in maintenance/reparations for Ps.16 million and in rental activities for Ps.14 million due to the evolution of the Dollar during the period which affected the contracts denominated in such currency.

For the fiscal year ended December 31, 2015, CFA had more than 454,000 customers, 1,158 employees, 58 branches and 36 points of sale throughout Argentina. As of the same date, CFA’s net loans to the private sector amounted to Ps.2,929 million and its shareholders equity totaled Ps.1,324 million.

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

For the fiscal year ended December 31, 2014, CFA had more than 440,000 customers, 1,112 employees, 59 branches and 36 points of sale throughout Argentina. As of the same date, CFA’s net loans to the private sector amounted to Ps.2,727 million and its shareholders equity totaled Ps.1,165 million.

Insurance

The table below shows the results of our insurance business segment.

	As of December 31,
In millions of Pesos, except percentages	2015	2014	2013
Net Financial Income	232	145	103

Net Operating Revenue	232	145	103
Administrative Expenses	378	269	194

Net Operating Income	(146)	(124)	(91)

Income from Insurance Activity	775	485	365
Income from Equity Investments	2	1	0
Other Income (Loss)	(1)	(1)	0

Pre-tax Income	630	361	274

Income Tax Provision	221	127	96

Net Income	409	234	178

Net Income as a % of Grupo Financiero Galicia’s Net Income	9%	7%	10%

As a consequence of the activities carried out by Sudamericana’s subsidiaries, the segment related to the results of its main accounts (earned premiums, claims, acquisition costs, etc.) are included under “Income from Insurance Activities”. The results of this segment mainly represent the results of Galicia Seguros.

Net income for fiscal year 2015 amounted to Ps.409 million, Ps.175 million higher than in fiscal year 2014. This growth was due to the increase of premiums earned, which were mainly the result of Galicia Seguros’ performance. In general, the issuance of all products offered increased, in particular, homeowners insurance, theft and life insurance.

Administrative expenses grew following the increase in acquisition costs, mainly corresponding to expenses related to the issuance of policies, salary increases and increases in other expenses within a context of higher costs.

As of December 31, 2015, the insurance segment had more than 6.5 million outstanding insurance contracts under all its lines of business.

Net income for fiscal year 2014 amounted to Ps.234 million, Ps.56 million higher than in fiscal year 2013. This growth was due to the increase of premiums earned, which were mainly the result of Galicia Seguros’ performance. In general, the issuance of all products offered increased, in particular, homeowners insurance, theft insurance and life insurance. In addition, Galicia Seguros started offering surety insurance.

Administrative expenses grew following the increase in acquisition costs, mainly corresponding to expenses related to the issuance of policies, salary increases and increases in other expenses within a context of higher costs.

As of December 31, 2014, the insurance segment had more than 6.3 million outstanding insurance contracts under all its lines of business.

It is important to note that during the three years described herein the claims ratio has remained at the same or similar level.

Other Grupo Galicia Businesses

In fiscal year 2015, this segment recorded a Ps.147 million profit, predominantly from Galicia Administradora de Fondos (Ps.110 million) and Galicia Warrants (Ps.27 million).

In fiscal year 2014, this segment recorded a Ps.63 million profit, mainly generated by net revenues from Galicia Administradora de Fondos equal to Ps.38 million. The remaining profit corresponded to Galicia Warrants and Net Investment.

In fiscal year 2013, this segment recorded a Ps.12 million profit, predominantly from Galicia Warrants (Ps.11 million).

Consolidated Assets

The structure and main components of our consolidated assets as of the dates indicated were as follows:

	For the year ended December 31,
	2015		2014		2013
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Cash and Due from Banks	30,835	19.1	16,959	15.8	12,560	15.1
Government and Corporate Securities	15,525	9.6	10,010	9.3	3,987	4.8
Loans	98,345	60.8	66,608	62.1	55,265	66.5
Other Assets	17,043	10.5	13,737	12.8	11,344	13.6

Total	161,748	100.0	107,314	100.0	83,156	100.0

Of our Ps.161,748 million total assets as of December 31, 2015, Ps.160,550 million, or 99.3%, corresponded to Banco Galicia on a consolidated basis. The remaining Ps.1,198 million, or 0.7%, were primarily attributable to Sudamericana on a consolidated basis. The composition of our assets demonstrates an increase in the amounts of all line items.

The line item “Cash and Due from Banks” included cash for Ps.7,288 million, balances held at the Argentine Central Bank for Ps.23,107 million and balances held in correspondent banks for Ps.440 million. The balance held at the Argentine Central Bank is used for meeting the minimum cash requirements set by the Argentine Central Bank.

Our holdings of government and corporate securities as of December 31, 2015 amounted to Ps.15,525 million. Our holdings of government and corporate securities are shown in more detail in Item 4. “Information on the Company-Selected Statistical Information-Government and Corporate Securities”.

Our total net loans amounted to Ps.98,345 million as of December 31, 2015, of which Ps.98,342 million corresponded to Banco Galicia (including the Regional Credit Card Companies’ portfolios) and the remaining amount to secured loans held by Sudamericana. For more information on Banco Galicia’s and CFA’s loan portfolio, see Item 4. “Information on the Company-Selected Statistical Information-Loan Portfolio”.

The “Other Assets” line item mainly includes the following items recorded in our balance sheet under “Other Receivables Resulting from Financial Brokerage”, unless otherwise noted:

	For the year ended December 31,
	2015	2014	2013
	(In millions of Pesos)
Other Receivables Resulting from Financial Brokerage	8,459	6,983	5,848
Debt Securities	1,639	1,258	1,385
Participation certificates in, and debt securities of, different financial trusts, created by Banco Galicia or by third parties	809	1,102	973
Balances at the Argentine Central Bank as guarantees in favor of clearing houses	1,568	1,304	826
Galtrust I(1)	686	788	743
Government securities and guarantees of forward sales and purchase of foreign exchange in favor of MAE and ROFEX	567	256	371
Other Financing	425	86	83
The Almafuerte Special Fund(2)	—	—	82
Others	2,765	2,189	1,385
Receivables from Financial Leases	958	1,048	1,128
Equity Investments	52	52	89
Miscellaneous Receivables	2,171	1,575	1,010
Bank Premises and Equipment, Miscellaneous Assets and Intangible Assets	4,925	3,759	3,062
Others(3)	478	320	207

Total	17,043	13,737	11,344

(1)	Corresponding to our holdings of debt securities and participation certificates issued by the Galtrust I Financial Trust, resulting from the securitization of loans to the provincial public sector in late 2000.
(2)	Corresponding to holdings of the participation certificate in, and debt securities of, the special fund jointly formed by Banco Galicia and other private sector banks in order to facilitate the recovery of the assets of former Almafuerte Bank.
(3)	It includes, others relating to insurance asset, among other concepts.

Exposure to the Argentine Public Sector

The following table shows our total net exposure to the Argentine public sector as of December 31, 2015, 2014 and 2013. This exposure mainly consisted of exposure of Banco Galicia.

	For the year ended December 31,
	2015	2014	2013
	(in millions of Pesos)
Net Position in Government Securities	16,881	10,379	4,298

Trading	3,944	2,665	1,351
Bonar 2015 Bonds	—	—	392
Lebac and Nobac	12,937	7,714	2,555

Loans	18	15	13

Other Receivables Resulting from Financial Brokerage	960	867	1,105

Trusts’ Certificates of Participation and Securities	709	830	1,079
Other	251	37	26

Total Assets (1)	17,859	11,261	5,416

(1)	Does not include deposits with the Argentine Central Bank, which constitute one of the items by which Banco Galicia complies with the Argentine Central Bank’s minimum cash requirements.

As of December 31, 2015, our total exposure to the public sector was equal to Ps.17,859 million.

Excluding the holding of debt securities issued by the Argentine Central Bank for Ps.12,937 million, compared to Ps.7,714 million for fiscal year 2014, net exposure to the non-financial public sector increased by Ps.1,375 million in fiscal year 2015. The increase in the exposure to the public sector during the last twelve months was mainly due to the acquisition of treasury bonds due in 2016, for Ps.593 million, together with a higher balance in treasury bills and debt securities issued by different provinces.

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

Other important sources of funding have traditionally included issuing Dollar-denominated medium and long-term debt securities issued in foreign capital markets and borrowing from international banks and multilateral credit agencies. After the restructuring of its foreign debt in May 2004 and until the US$300 million bond issuance in May 2011, Banco Galicia had not relied on the issuance of new debt securities, and entered into three long term loan agreements with the International Finance Corporation (the “IFC”) in 2005, 2007 and 2010 for US$130 million, with the purpose of funding long-term loans to small and medium-sized companies. In addition, Banco Galicia entered into a long-term loan agreement with the Netherlands Development Finance Company (the “FMO”) on December 17, 2010 for US$20 million and a long-term loan agreement with the IDB on February 15, 2011 for

US$30 million. In December 2011 Proparco, the Development Financial Institution partly owned by Agence Française de Dévelopement, granted Banco Galicia a US$20 million loan, with a 6 year term, for the financing of investment projects of small and medium-sized companies mainly active in the agribusiness and export sectors.

Selling government securities under repurchase agreement transactions has been a recurrent source of funding for Banco Galicia. Currently, although not presently such an important source of funding, repurchase agreement transactions are part of the liquidity policy of the Bank. Within its liquidity policy, Banco Galicia considers its unencumbered liquid government securities holdings as part of its available excess liquidity. See Item 5. “Operating and Financial Review and Prospects” -Item 5.B. “Liquidity and Capital Resources-Banco Galicia’s Liquidity Management”.

The Regional Credit Card Companies fund their business through the issuance of notes in the local and international capital markets, borrowing from local financial institutions and debt with merchants generated in the ordinary course of business of any credit card issuing company. In 2015, the Regional Credit Card Companies issued notes in an amount equal to Ps.2,328 million and received loans for Ps.937 million.

CFA funds its business through the issuance of debt securities in the local market, borrowing from financial institutions and time deposits from institutional investors (insurance companies and mutual funds).

Below is a breakdown of our funding as of the dates indicated:

	For the year ended December 31,
	2015		2014		2013
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Deposits	100,039	61.8	64,666	60.3	51,395	61.8
Checking Accounts and Other Demand Deposits	19,437	12.0	15,755	14.7	12,394	14.9
Savings Accounts	27,519	17.0	16,897	15.8	11,801	14.2
Time Deposits	51,118	31.6	30,730	28.6	26,185	31.5
Other Deposits	1,045	0.6	722	0.7	574	0.7
Interest Payable and Differences in quotation	920	0.6	562	0.5	441	0.5

Debt with Financial Institutions (1)	2,812	1.8	1,848	1.7	2,153	2.5
Domestic Financial Institutions	1,404	0.9	1,120	1.0	1,468	1.7
International Banks and Credit Agencies	1,273	0.8	727	0.7	685	0.8
Repurchases	135	0.1	1	—	—	—

Notes (Unsubordinated and Subordinated) (1)	12,827	7.9	10,176	9.5	7,612	9.2

Other obligations	31,585	19.5	20,378	19.0	15,048	18.1

Shareholders’ Equity	14,485	9.0	10,246	9.5	6,947	8.4

Total Funding	161,748	100.0	107,314	100.0	83,155	100.0

(1)	Includes accrued interest, quotation differences, and CER adjustment where applicable.

As of December 31, 2015, deposits represented 61.8% of our funding, up from 60.3% as of December 31, 2014 and similar to the year ended December 31, 2013. Our deposit base increased 55% in 2015, 26% in 2014 and 29% in 2013. During fiscal year 2015, the Ps.35,373 million increase in deposits was due to the increase in time deposits (51%) and in transactional deposits (deposits in checking and savings accounts, with increases of 19% and 28%, respectively). The increase registered during 2014 was also the result of an increase in transactional deposits (50%) and time deposits (48%). For more information on deposits, see Item 4. “Information on the Company-Selected Statistical Information-Deposits”.

As of December 31, 2015, credit lines from international banks and credit agencies representing Dollar-denominated debt subject to foreign law amounted to Ps.1,273 million. Of this total, Ps.1,096 million corresponded to trade loans; Ps.69 million corresponded to a loan agreement with Proparco; Ps.68 million corresponded to a long-term loan agreement with the FMO; Ps.24 million debt with banks and international organizations and Ps.16 million line granted by the IDB through the Ministry of Trade and Industry. The increase of Ps.546 million as compared to December 31, 2014 was mainly as a result of an increase in trade loans.

As of December 31, 2014, credit lines from international banks and credit agencies representing Dollar-denominated debt subject to foreign law amounted to Ps.727 million. Of this total, Ps.322 million corresponded to the credit line granted by the IDB through the Ministry of Trade and Industry, Ps.190 million corresponded to trade loans; Ps.58 million corresponded to an IFC loan granted to Banco Galicia in 2005, which increased at the end of 2010 with the signing of a new agreement; Ps.80 million corresponded to a long-term loan agreement with the FMO and Ps.63 million corresponded to a loan agreement with Proparco. The increase of Ps.42 million as compared to December 31, 2013 was mainly due to an increase in loans provided by IDB.

Our debt securities outstanding amounted to Ps.12,827 million (principal and interest) as of December 31, 2015, as compared to Ps.10,176 million as of December 31, 2014, and Ps.7,612 million as of December 31, 2013. Of our debt securities outstanding at the end of fiscal year 2015, Ps.8,605 million (only principal) corresponded to Dollar-denominated debt subject to foreign law and Ps.3,712 million (only principal) corresponded to Peso-denominated debt.

As of December 31, 2015, the breakdown of our Dollar-denominated debt was as follows:

	Maturity	Annual Interest Rate	Total(1)
Banco Galicia
2019 Notes	2019	16.00%	3,056
9% Notes Due 2003	2003	9.00%	6
Fixed Rate Due 2018	2018	8.75%	3,794
Tarjeta Naranja
Notes Class XIII	2017	9.00%	1,749

Total			8,605

(1)	Only principal

As of December 31, 2015, the breakdown of our Pesos-denominated debt was as follows:

	Maturity	Annual Interest Rate	Total(1)
Grupo Financiero Galicia
Notes Class V Series II	2017	Badlar + 525 b.p.	76
Notes Class VI Series I	2016	Badlar + 325 b.p.	116
Notes Class VI Series II	2017	Badlar + 425 b.p.	110
Notes Class VII	2017	27% / Badlar + 425 b.p.	160
Tarjetas Cuyanas
Notes Class XIV Series II	2016	Badlar + 415 b.p.	113
Notes Class XVI	2016	Badlar + 340 b.p.	97
Notes Class XVIII	2016	Badlar + 400 b.p.	114
Notes Class XIX Series II	2017	Badlar + 495 b.p.	69
Notes Class XX	2016	27.9% / Badlar + 450 b.p.	257
Notes Class XXI	2017	27.5% / Badlar + 450 b.p.	204
Notes Class XXII	2017	Badlar + 425 b.p.	257
Tarjeta Naranja
Notes Class XXIV Series II	2017	Badlar + 500 b.p.	33
Notes Class XXV Series II	2016	Badlar + 415 b.p.	143
Notes Class XXVI Series II	2016	Badlar + 399 b.p.	145
Notes Class XXVII Series II	2016	Badlar + 395 b.p.	120
Notes Class XXVIII Series II	2017	Badlar + 450 b.p.	94
Notes Class XXIX	2017	27.8% / Badlar + 450 b.p.	285
Notes Class XXX	2017	27.8% / Badlar + 450 b.p.	346
Notes Class XXXI	2017	27% / Badlar + 450 b.p.	321
CFA
Notes Class XII Series II	2016	Badlar + 400 b.p.	156
Notes Class XIII Series II	2016	Badlar + 440 b.p.	75
Notes Class XIV	2017	27.2% / Badlar + 425 b.p.	227
Notes Class XV	2017	28.0% / Badlar + 450 b.p.	194

Total			3,712

.(1)	Only principal

The increase in our debt securities outstanding as of December 31, 2015 as compared to December 31, 2014 was mainly a result of: (i) the issuance by Tarjeta Naranja of senior notes in an aggregate principal amount of Ps.1,046 million, (ii) the issuance by Tarjeta Cuyanas of senior notes in an aggregate principal amount of Ps.787 million, (iii) the issuance by CFA of senior notes in an aggregate principal amount of Ps.421 million and (iv) the issuance by Grupo Financiero Galicia of senior notes in an aggregate principal amount of Ps.160 million.

The increase in our debt securities outstanding as of December 31, 2014 as compared to December 31, 2013 was mainly a result of: (i) the issuance by Tarjeta Naranja of senior notes in an aggregate principal amount of Ps.1,059 million, (ii) the issuance by Tarjeta Cuyanas of senior notes in an aggregate principal amount of Ps.892 million, (iii) the issuance by CFA of senior notes in an aggregate principal amount of Ps.649 million and (iv) the issuance by Grupo Financiero Galicia of senior notes in an aggregate principal amount of Ps.430 million.

The increase in our debt securities outstanding as of December 31, 2013 as compared to December 31, 2012 was mainly a result of: (i) the issuance by Tarjeta Naranja of senior notes in an aggregate principal amount of Ps.748 million, (ii) the issuance by Tarjetas Cuyanas of senior notes in an aggregate principal amount of Ps.442 million, (iii) the issuance by CFA of senior notes in an aggregate principal amount of Ps.507 million and (iv) the inssuance by Grupo Financiero Galicia of senior notes in an aggregate principal amount of Ps.216 million.

For more information see “-Contractual Obligations” below.

The category “other obligations” includes Ps.15,316 million of debt with merchants in connection with credit-card transactions of Banco Galicia and the Regional Credit Card Companies, Ps.4,442 million in “miscellaneous liabilities”, Ps.2,487 million in connection with collections on account of third parties and Ps.482 million related to allowances for other contingencies.

Ratings

The following are our ratings as of the date of this annual report:

	Standard & Poor’s	Fitch Argentina	Evaluadora Latinoamericana	Moody’s
LOCAL RATINGS
Grupo Financiero Galicia S.A.
Rating of Shares	1
Short-/Medium Term Debt (1)			AA-

Banco de Galicia y Buenos Aires S.A.
Counterparty Rating	raBBB
Long-Term Debt (2) (3)	raBBB		AA-	Baa1.ar
Subordinated Debt (2) (4)	raBB+		A+	Ba2.ar
Deposits (Long Term / Short Term)	raBBB / raA-2
Deposits (Local Currency / Foreign Currency)				Baa1.ar /Ba2.ar
Trustee				TQ1-.ar

Tarjeta Naranja S.A.
Medium-/Long-Term Debt (2) (5)		AA-(arg)

Tarjetas Cuyanas S.A.
Long-Term Debt (2) (6)		AA-(arg)

CFA S.A.
Long-Term Debt (7)		AA-(arg)

INTERNATIONAL RATINGS

Banco de Galicia y Buenos Aires S.A.
Long-Term Debt (2) (3)	B-			B3

Tarjeta Naranja S.A.
Medium-/Long-Term Debt (2) (8)		CCC

(1)	Class V Series II, Class VI Series I and II, and Class VII notes.
(2)	See “-Contractual Obligations”.
(3)	Class I notes due in 2018.
(4)	Subordinated notes due in 2019.
(5)	Class XIII, Class XXIV Series II, Class XXV Series II, Class XXVI Series II, Class XXVII Series II, Class XXVIII Series II, Class XXIX, Class XXX and Class XXXI notes.
(6)	Class XIV Series II, Class XVI, Class XVIII, Class XIX Series II, Class XX, Class XXI and Class XXII notes
(7)	Class XV, Class XII Series II, Class XIII Series II and Class XIV notes.
(8)	Class XIII notes.

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

On May 8, 2013 Grupo Financiero Galicia issued its Class IV notes in the aggregate principal amount of Ps.220 million due in 18 months with a variable rate equal to the benchmark rate (Badlar) plus 3.49%.

During May 2013, Grupo Financiero Galicia cancelled, upon maturity, all of the outstanding Class II, Series III notes.

On January 30, 2014, Grupo Financiero Galicia issued its Class V notes, in two series, in an aggregate principal amount of Ps.180 million with the following terms and conditions: (i) Ps.102 million of Series I notes, with a variable interest rate equal to the benchmark rate (Badlar) plus 4.25%, with an 18 month maturity and (ii) Ps.78 million of Series II notes, with a variable interest rate equal to the benchmark rate (Badlar) plus 5.25%, with a 36 month maturity. Both series pay interest on a quarterly basis. In addition, certain of the Class V notes were subscribed for with Class III notes for a face value of Ps.20,622,455.

During February 2014, Grupo Financiero Galicia cancelled, upon maturity, all of the outstanding Class III notes.

In October 2014, Grupo Financiero Galicia issued its Class VI notes, in two series, in an aggregate principal amount of Ps.250.0 million with the following terms and conditions: (i) Ps.140.2 million of Series I notes, with a variable interest rate equal to the benchmark rate (Badlar) plus 3.25%, with an 18 month maturity and (ii) Ps.109.8 million of Series II notes, with a variable interest rate equal to the benchmark rate (Badlar) plus 4.25%, with a 36 month maturity. Both series pay interest on a quarterly basis. In addition, certain of the Class VI notes were subscribed with Class IV notes for a face value of Ps.30,997,382.

On November 10, 2014 Grupo Financiero Galicia cancelled, upon maturity, all the outstanding Class IV notes.

In July 2015, Grupo Financiero Galicia issued its Class VII notes for an aggregate principal amount of Ps.160 million. Such notes mature on the date that is 24 months after the date of their issuance and accrue interest at a fixed rate equal to 27% from the date of their issuance through the 9th month after their issuance and at a floating rate equal to Badlar plus 4.25% from the 10th month of their issuance through their maturity date. The Class VII notes pay interest on a quarterly basis. The aggregate principal amount of such notes will be repaid upon maturity. On July 31, 2015 Grupo Financiero Galicia cancelled, upon maturity, all of its outstanding Class V Series I notes.

During April, 2016 Grupo Financiero Galicia cancelled, upon maturity, all its outstanding Class VI Series I notes.

Banco Galicia has a program outstanding for the issuance and re-issuance of non-convertible notes, subordinated or non-subordinated, adjustable or non-adjustable, secured or unsecured, with a term from 30 days to up to the current permitted maximum (30 years), for a maximum outstanding face value during the period of such program of up to US$342.5 million. This program was approved by the CNV on November 4, 2005 and its extension pursuant to Resolution No. 16,454, dated November 11, 2010. On November 20, 2015, pursuant to its Resolution No. 17,883 the CNV approved a new extension of the program and the increase of its maximum outstanding face value to up to US$500 million. The term of the program is for five years commencing on the date of approval of the extension by the CNV. On May 4, 2011 Banco Galicia issued 8.75% Class I notes due 2018 in the aggregate principal amount of US$300.0 million under this program. These notes are subject to a number of significant covenants, which are subject to important qualifications and exceptions, that, among other things, restrict the ability of (i) Banco Galicia and certain of its subsidiaries to directly or indirectly, create, incur, assume or suffer to exist liens upon its present or future assets to secure any indebtedness and (ii) Banco Galicia to merge, consolidate or amalgamate with or into, or convey or transfer or lease all or substantially all of its properties and assets, whether in one transaction or a series of related transactions.

Tarjeta Naranja has a program outstanding for the issuance and re-issuance of non-convertible notes, subordinated or non-subordinated, adjustable or non-adjustable, secured or unsecured, with a term from 30 days to up to the current permitted maximum (30 years), for a maximum outstanding face value during the period of such program of up to US$650 million. The program was approved by the CNV on May 23, 2012. As of December 31, 2015, debt for a principal amount outstanding of US$280 million (or Ps.3,638 million) had been issued under the program. Tarjeta Naranja’s program contains certain restrictions on liens, subject to the provisions established in the applicable pricing supplement with respect to each class and/or series of notes, so long as any note issued under such program remains outstanding. Certain notes issued under Tarjeta Naranja’s program are subject to covenants that limit the ability of Tarjeta Naranja and certain of its subsidiaries, subject to important qualifications and exceptions, to pay dividends on its capital stock or redeem, repurchase or retire its capital stock or subordinated indebtedness, make certain restricted payments, and consolidate, merge or transfer assets, among others.

Tarjetas Cuyanas has a program outstanding with the same characteristics, for a maximum outstanding face value during the period of such program of up to US$120 million. The CNV approved the program on May 18, 2010 and approved the increase of its maximum outstanding face value to up to US$250 million on May 7, 2013. As of December 31, 2015, debt for a principal amount outstanding of US$99 million (or Ps.1,284 million) had been issued under this program.

CFA has a program outstanding for the issuance of ordinary short, medium or long term, secured or unsecured, subordinated or non-subordinated notes, for a maximum outstanding face value during the period of such program of up to Ps.200 million. The CNV approved this program on August 3, 2006, and approved an increase of its maximum outstanding face value to up to Ps.500 million on March 19, 2008.

On January 27, 2011 the CNV approved an extension of the program and the increase of its maximum outstanding face value to up to US$250 million. During 2015, CFA issued debt in the aggregate principal amount of Ps.249 million on May 5, 2015 and Ps.270 million on July 30, 2015. As of December 31, 2015, debt equal to an aggregate principal amount outstanding of Ps.757 million had been issued under CFA’s debt program.

Contractual Obligations

The table below identifies the principal amounts of our main on balance-sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due, as of December 31, 2015.

	Maturity	Annual Interest Rate	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Grupo Financiero Galicia
Bonds
Notes Class V Series II (Pesos)	2017	Badlar + 525 bp	76	—	76	—	—
Notes Class VI Series I (Pesos)	2016	Badlar + 325 bp	116	116	—	—	—
Notes Class VI Series II (Pesos)	2017	Badlar + 425 bp	110	—	110	—	—
Notes Class VII (Pesos)	2017	27%/Badlar + 425 bp	160	—	160	—	—
Banco Galicia
Deposits
Time Deposits (Pesos/US$)	Various	Various	52,436	52,426	9	1	—
Bonds
2019 Notes (US$) (1) (2)	2019	16.00%	3,056	—	—	3,056	—
9% Notes Due 2003 (US$) (3)	2003	9.00%	6	6	—	—	—
Fixed Rate Due 2018 (US$)(4)	2018	8.75%	3,794	—	3,794	—	—
Loans
Floating Rate Loans Due 2019 (US$) (1) (5)	2019	Libor + 578 b.p.	22	—	—	22	—
FMO Financial Loans (US$)	Various	Libor + 550 b.p.	67	52	15	—	—
PROPARCO Financial Loans (US$)	Various	Libor + 400 b.p.	67	27	40	—	—
Other Financial Loans (US$) (6)	Various	Various	1,091	1,091	—	—	—
IDB Financial Loans (Pesos)	Various	Various	13	7	6	—	—
IDB Financial Loans (US$)	Various	Various	16	16	—	—	—
Fontar Financial Loans (Pesos)	Various	Various	9	4	3	2	—
BICE Financial Loans (Pesos)	Various	Various	109	27	69	13	—
BICE Financial Loans (US$)	Various	Various	6	5	1	—	—
Short-term Intrebank Loans (Pesos)	2016	Various	127	127	—	—	—
Tarjetas Regionales
Financial Loans with Local Banks (Pesos)	Various	Various	819	518	301	—	—
Notes (Pesos/US$)	Various	Various	4,347	1,642	2,705	—	—
CFA
Local Financing (Pesos)	Various	Various	311	199	107	5	—
Notes (Pesos)	Various	Various	652	445	207	—	—

Total			67,410	56,708	7,603	3,099	—

Principal and interest. Includes the CER adjustment, where applicable.

(1)	Issued in 2004 as part of the restructuring of the foreign debt of Banco Galicia’s Head Office and its Cayman Branch.
(2)	Subordinated Notes Due 2019: Interest paid in cash: 6% per annum from January 1, 2004 until (but not including) January 1, 2014, payable semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004. Unless the notes are previously redeemed, the annual interest rate will increase to 11% per annum from that date until (but not including) January 1, 2019. Interest paid in additional subordinated notes due 2019: 5% per annum from January 1, 2004, to be paid on January 1, 2014 and January 1, 2019. Principal amortizes in full on January 1, 2019, unless the notes are previously redeemed at par plus accrued but unpaid interest, in whole or in part, at Banco Galicia’s option, at any time, in accordance with the terms of the agreements governing such notes.
(3)	The balance represents debt not tendered by its holders to the exchange offered by Banco Galicia to restructure its foreign debt, which was completed in May 2004.
(4)	Interest payable in cash semiannually, fixed rate of 8.75%. Principal in full on May 4, 2018.
(5)	Interest payable in cash: Libor+78 b.p., per annum from January 1, 2004, until (but not including) January 1, 2014, payable semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004. Unless the loans are previously redeemed, the annual interest rate will increase to Libor+578 b.p. per annum from that date until (but not including) January 1, 2019. Also pays interest in additional subordinated loans, due 2019: 5% per annum from January 1, 2004, to be paid on January 1, 2014 and January 1, 2019. Principal amortizes in full on January 1, 2019 unless the loans are previously redeemed at part plus accrued interest and additional amounts, if any, in whole or in part at Banco Galicia’s option, in accordance with the terms of the agreements governing such loans.
(6)	Borrowings to finance international trade operations to Bank customers.

Off- Balance Sheet Contractual Obligations

Operating Leases

As of December 31, 2015, we also had off-balance sheet contractual obligations arising from the leasing of certain properties used as a part of our distribution network. The estimated future lease payments in connection with these properties are as follows:

(In millions of Pesos)
2016	253
2017	196
2018	147
2019	128
2020	127
2021 and after	89

Total	938

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

Our credit exposure related to these items as of December 31, 2015, is summarized below:

December 31, 2015
(in millions of Pesos)
Commitments to Extend Credit	6,600
Standby Letters of Credit	981
Guarantees Granted	1,007
Acceptances	899

In addition to the above commitments, as of December 31, 2015, purchase limits available for credit-card holders amounted to Ps.138,663 million.

As of December 31, 2015, main fees related to the above-mentioned commitments were Ps.23 million corresponding to standby letters of credit, Ps.18 million from guarantees provided and Ps.8 million from commitments to extend credit.

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to our customers, we may require counter guarantees. As of December 31, 2015, these counter guarantees, classified by type, were as follows:

December 31, 2015
(in millions of Pesos)
Preferred Counter Guarantees	174
Other Counter Guarantees	143

For more detailed information about off-balance sheet financial instruments, see Note 25 to our audited consolidated financial statements.

Other

We account for checks drawn on us and other financial institutions, as well as other items in the process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process as of December 31, 2015, were as follows:

December 31, 2015
(in millions of Pesos)
Checks Drawn on Banco Galicia	1,439
Checks Drawn on Other Banks	3,630
Bills and Other Items for Collection	12,778

With respect to fiduciary risk, we act as trustee of trust agreements to guarantee obligations arising from various contracts between the parties. As of December 31, 2015, the trust funds amounted to Ps.6,926 million.

In addition, we hold securities in custody, which as of December 31, 2015 amounted to Ps.59,767 million.

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

Allowance for Loan Losses

Our allowance for loan losses including the allowance for loan losses of Banco Galicia and CFA is maintained in accordance with Argentine Central Bank rules. Under such rules, a minimum allowance for loan losses is calculated primarily based upon the classification of Banco Galicia’s commercial loan borrowers and upon delinquency aging (or the number of days the loan is past due) for individual loan borrowers of both Banco Galicia and CFA and for Banco Galicia’s commercial loans of less than Ps.2.5 million. Although we are required to follow the methodology and guidelines for determining the minimum loan loss allowance as set forth by the Argentine Central Bank, we are allowed to establish additional allowances for loan losses. The determination of the allowance for loan losses requires a significant degree of judgment. The credit cards companies follow the IFRS guidelines to record the allowances for loan losses, which include the minimum requirements of Argentine Central Bank rules.

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

A ten percent decrease in the expected cash flows of significant impaired loans individually analyzed, could result in an additional impairment of approximately Ps.0.2 million.

A ten percent increase in the historical loss ratios for loans collectively analyzed could result in an additional impairment of approximately Ps.344 million.

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

As of December 31, 2015 and 2014, no impairment was recorded.

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

Based on the mentioned evaluation as of December 31, 2015 and 2014 Grupo Financiero Galicia consolidated the financial trust Galtrust I in which Grupo Financiero Galicia had a controlling financial interest and for which it is the primary beneficiary.

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

Other-than-temporary impairment

Under U.S. GAAP Bonar 2015 Bonds and Galtrust I, were classified as available-for-sale securities, and therefore, carried at fair value with changes in the fair value reflected in other comprehensive income for the years ended December 31, 2015 and 2014.

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

As of December 31, 2015 and 2014 the fair value of Bonar 2015 Bonds and Galtrust I exceeded their amortized cost. Therefore for U.S. GAAP purposes we concluded that there was no recognition of impairment.

Principal Trends

Related to Argentina

An economic and financial scenario marked by a change of approach in respect of the country’s economic policy management is expected in 2016. The new administration has expressed the need to correct current imbalances in several areas, which could have an impact on activity and employment during the first months of the year. Certain of the main issues to be addressed by the new administration include the normalization of the foreign exchange market, a decrease in the country’s fiscal deficit and a deceleration of the inflation rate within the context of a devaluation of the Peso and adjustments in the rates charged for utilities. A speedy resolution of the outstanding disagreement with the default debt holders would also likely pave the way to the re-entrance of Argentine companies in the international capital markets. Provided that those obstacles are successfully overcome, it is possible that economic activity would resume a positive growth trend in the second half of 2016 which, in turn, may lay the groundwork for even greater economic growth in subsequent years.In respect of prices for key exports, although expectations are not on pace to match export prices seen in 2012 and 2013, expectations for crop exports are optimistic. On the other hand, the predicted contraction in the Brazilian economy could have a negative impact on Argentine exports and domestic industry (particularly the automotive industry) as Brazil is Argentina’s main business partner. The international economic environment could contribute to economic volatility by increasing exchange rate and currency pressures in the region.

Related to the Financial System

In 2016, we believe that the financial system will continue to gradually increase its level of interaction with the private sector. We believe that this gradual increase will be driven by different changes in the relevant regulations that the new government is implementing which will result in a less regulated financial system, thereby increasing the competitiveness and efficiency of Argentina banks as compared to other Latin American banks. We believe that the overall low levels of indebtedness (both at corporate and personal level) as well as the low levels of the use of banking services create potential growth opportunities for Argentine financial institutions.

In financial standing terms, net results will help maintain capitalization levels according to Basel Committee regulations. Income from services will still be significant within operating income, whereas the banks will continue working on administrative expenses in order to improve their operating efficiency.

Portfolio quality indicators have been a strength over the last few years despite the modest economic growth and both the non-accrual loan portfolio and its coverage with allowances have been kept in similar figures. Although 2016 is expected to be another year of low economic growth, these indicators are expected to remain at 2015 levels.

To conclude, we believe that the financial system, which has excellent fundamental indicators, would have a positive financial result in 2016, with a mid- and long-term macroeconomic environment with renewed and promising expectations.

Related to Us

It is expected that the level of activity of all the subsidiaries of Grupo Financiero Galicia will be consistent with the expectations in this economic context. Given that Banco Galicia is the most significant asset of Grupo Financiero Galicia, we refer to the trends related to Banco Galicia.

In 2016, Banco Galicia will continue its strategy of providing distinguishing experiences to its clients and offering high-quality products and services to satisfy the needs of each segment of customers, working to increase its volume of financial intermediation activities with the private sector and to improve its recurring operating results, controlling administrative expenses in an effort to improve operational efficiency and maintaining an adequate diversification and risk coverage.

As a result of the economic conditions in Argentina, some deterioration in the quality of the loan portfolio could be expected, although it is likely that its impact on the the income statement will be limited, and that the Bank will preserve an adequate coverage of the non-accruing portfolio with provisions.

The analysis of these trends should be read in conjunction with the discussion in Item 3. “Key Information- Risk Factors”, and with consideration that the Argentine economy has been historically volatile, which has negatively affected the volume and growth of the financial system.

Item 5.B.	Liquidity and Capital Resources

Liquidity - Holding Company on an Individual Basis

We generate our net earnings/losses from our operating subsidiaries, specifically Banco Galicia, our main operating subsidiary. Banco Galicia’s dividend-paying ability has been affected since late 2001 by the effects of the 2001-2002 liquidity crisis and its impact on Banco Galicia’s income-generation capacity. In addition, there were other restrictions on Banco Galicia’s ability to pay dividends resulting from applicable Argentine Central Bank rules and the loan agreements entered into by Banco Galicia as part of its foreign debt restructuring. See Item 8. “Financial Information-Dividend Policy and Dividends.”

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

During fiscal year 2013, Grupo Financiero Galicia received dividends in an amount equal to Ps.101 million, including the remaining amount of Ps.20 million corresponding to fiscal year 2012 dividends. Similarly, during fiscal years 2014 and 2015, Grupo Financiero Galicia received from its subsidiaries dividends for Ps.128 million and Ps.190 million, respectively. During February 2016, Grupo Financiero Galicia received dividends for Ps.105 million.

According to Grupo Financiero Galicia’s policy for the distribution of dividends and due to Grupo Financiero Galicia’s financial condition for the fiscal year ended December 2013 and the fact that most of the profits for fiscal years 2013, 2014 and 2015 corresponded to income from holdings (with just a fraction corresponding to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations Law), the shareholders’ meeting held on April 29, 2014 approved the distribution of cash dividends for Ps.39 million. This amount represents 2.97% with regard to 1,300,264,597 class A and B ordinary shares with a face value of Ps.1 each.

For fiscal year 2014, the shareholders’ meeting held on April 29, 2015 approved the distribution of cash dividends in an amount of Ps.100 million, which represents a dividend of 7.69% with respect to 1,300,264,597 class A and B ordinary shares of Grupo Financiero Galicia with a face value of Ps.1 each. Similarly, for fiscal year 2015, the shareholders’ meeting held on April 26, 2016 approved the distribution of cash dividends for Ps.150 million, which represents a dividend of 11.54% with respect to 1,300,264,597 class A and B ordinary shares of Grupo Financiero Galicia with a face value of Ps.1 each.

Pursuant to the section incorporated by Act No. 25,585 after Section 25 of Act No. 23,966, Grupo Financiero Galicia will receive the reimbursement of tax withholdings related to the taxes paid on behalf of the shareholders subject to the tax on personal assets as of December 31, 2015. Likewise, pursuant to Section 4 of Act No. 26.893, Grupo Financiero Galicia will withhold 10% for income tax from those shareholders subject to such tax.

As of December 31, 2015, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.8 million and short-term investments made up of special checking account deposits in an amount of Ps.22 million.

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

Consolidated Cash Flows

Our consolidated statements of cash flows were prepared using the measurement methods and the presentation requirements prescribed by the Argentine Central Bank. See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2015, December 31, 2014 and December 31, 2013, included in this annual report.

As of December 31, 2015, on a consolidated basis, we had Ps.42,975 million in available cash (defined as total cash and cash equivalents), representing a Ps.19,921 million increase as compared to the end of December 31, 2014. As of December 31, 2014, we had Ps.23,054 million in available cash, representing a Ps.7,230 million increase from the Ps.15,824 million as of December 31, 2013.

Effective May 14, 2007, and in accordance with the provisions of Argentine Central Bank’s Communication “A” 4667, cash equivalents are comprised of the following: Argentine Central Bank debt instruments (Nobac and Lebac) having a remaining maturity that does not exceed 90 days, securities in connection with reverse repurchase agreement transactions with the Argentine Central Bank, local interbank loans and overnight placements in correspondent banks abroad. Cash equivalents also comprise, in the case of the Regional Credit Card Companies, time deposit certificates and mutual fund shares.

The table below summarizes the information from our consolidated statements of cash flows for the three fiscal years ended December 31, 2015, 2014 and 2013 which is also discussed in more detail below.

	December 31,
	2015	2014	2013
	(in millions of Pesos)
Funds (1) at the Beginning of the Fiscal Year	Ps.23,054	Ps.15,824	Ps.11,324

Funds Provided (Used) by Operating Activities	15,625	7,515	3,486

- Net (Increase)/Decrease in Government and Private Securities	2,398	(1,097)	(61)
- Net (Increase)/Decrease in Loans	(12,867)	2,698	(1,883)
- Net Increase/(Decrease) in Deposits	22,576	5,679	6,798
- Other	3,518	235	(1,368)

Funds Provided (Used) by Investing Activities	(1,123)	(495)	(437)

- Payments for bank premises, equipment and miscellaneous assets, net	(1,133)	(493)	(400)
- Payments for equity investments	10	(2)	(37)
- Other	—	—	—

Funds Provided (Used) by Financing Activities	(1,529)	(1,304)	422

- Net Increase/(Decrease) in notes	(1,562)	(633)	56
- Net Increase/(Decrease) in banks and international entities	77	(236)	152
- Net Increase/(Decrease) in loans from local financial institutions	93	(368)	247
- Other	(137)	(67)	(33)

Effect of Exchange Rate on Cash and Cash Equivalents	6,948	1,514	1,029

Funds at the End of the Fiscal Year	Ps.42,975	Ps.23,054	Ps.15,824

(1)	Cash and cash equivalents

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

Management believes that cash flows from operations and available cash and cash equivalent balances, will be sufficient to fund our financial commitments and capital expenditures for fiscal year 2016.

Cash Flows from Operating Activities

In fiscal year 2015, net cash provided by operating activities amounted to Ps.15,625 million, mainly due to: (i) a Ps.22,576 million increase in deposits, corresponding to an increase of Ps.14,966 million in demand deposits and a Ps.7,610 million increase in time deposits and (ii) an increase of Ps.12,867 million in transactions related to loans, due to higher values of loans granted, mainly related to credit cards, advances and promissory notes, an effect that was offset by amortizations and payments of interests. Likewise, Ps.3,518 million due to the increase of net other assets and liabilities were provided by operating activities. In addition, Ps.2,398 million of net cash was provided by operating activities attributable to the portfolio of government and private securities.

In fiscal year 2014, net cash provided by operating activities amounted to Ps.7,515 million, mainly due to: (i) a Ps.5,679 million increase in deposits, corresponding to an increase of Ps.8,606 million in demand deposits and a Ps.2,927 million decrease in time deposits and (ii) a decrease of Ps.2,698 million in transactions related to loans, due to amortizations and payments of interests which were higher than the new transactions. Transactions related to personal loans, advances, promissory notes and international trade financing experienced positive cash flows, an effect that was offset by negative cash flows generated on credit cards transactions. Likewise, Ps.235 million due to the increase of net other assets and liabilities were provided by operating activities. In addition, net cash was used by operating activities as follows: Ps.1,097 million attributable to the increase in the portfolio of government and private securities, mainly Lebac and trading portfolio, partially offset by the sale of Bonar 2015 bonds, among others.

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

Cash Flows from Investing Activities

In fiscal year 2015, net cash used by investing activities amounted to Ps.1,123 million mainly attributable to the acquisition of bank premises and equipment for Ps.740 million and miscellaneous assets for Ps.393 million.

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

Cash Flows from Financing Activities

In fiscal year 2015, financing activities used cash in the amount of Ps.1,529 million due to: (i) Ps.1,562 million as a consequence of the payment or cancellation of principal and interest on notes for approximately Ps.4,611 million, partially offset by the issuances of notes for approximately Ps.3,042 million during the same period, (ii) Ps.77 million as a consequence of the increase in foreign credit facilities, (iii) an increase in loans from local financial institutions for Ps.93 million and (iv) a net decrease in others fluctuations of Ps.137 million corresponding to other financing activities, mainly related to the payment of dividends.

In fiscal year 2014, financing activities used cash in the amount of Ps.1,304 million due to: (i) Ps.633 million as a consequence of the payment or cancellation of principal and interests on notes for approximately Ps.3,804 million, offset by the issuances of notes for approximately Ps.3,181 million during the same period, (ii) Ps.236 million as a consequence of the decrease in foreign credit facilities, partially offset by loans granted mainly by the BID equal to Ps.318 million, (iii) payments in loans from local financial institutions for Ps.368 and (iv) a net decrease in others fluctuations of Ps.67 million corresponding to other financing activities, mainly related to the payment of dividends.

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

Effect of Exchange Rate on Cash and Cash Equivalents

The evolution of the exchange rate during fiscal year 2015, with an annual increase of 52% as compared to fiscal year 2014, had a significant effect on the consolidated cash flows, increasing by Ps.5,434 million as compared to fiscal year 2014.

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

As of December 31, 2015, the consolidated gaps between maturities of Banco Galicia’s financial assets and liabilities based on contractual remaining maturity were as follows:

	As of December 31, 2015 (1)
	Less than one Year	1 – 5 Years	5 – 10 Years	Over 10 Years	Total
	(in millions of Pesos, except ratios)
Assets
Cash and Due from Banks	7,721	—	—	—	7,721
Argentine Central Bank – Escrow Accounts	24,645	—	—	—	24,645
Overnight Placements	232	—	—	—	232
Loans – Public Sector	389	20	—	—	409
Loans – Private Sector	85,125	11,684	138	9	96,956
Government Securities	15,030	—	—	—	15,030
Notes and Corporate Securities	451	1,005	15	—	1,471
Financial Trusts	1,263	408	14	—	1,685
Other Financing	426	—	—	—	426
Receivables from Financial Leases	143	154	4	5	306
Other	149	—	—	—	149

Total Assets	135,574	13,271	171	14	149,030

	As of December 31, 2015 (1)
	Less than one Year	1 – 5 Years	5 – 10 Years	Over 10 Years	Total
	(in millions of Pesos, except ratios)
Liabilities
Savings Accounts	27,318	—	—	—	27,318
Demand Deposits	20,303	—	—	—	20,303
Time Deposits	51,615	10	—	—	51,625
Notes	2,268	10,236	—	—	12,504
International Banks and Credit Agencies	1,186	220	—	—	1,406
Domestic Banks	883	506	4	—	1,393
Other Liabilities (1)	22,635	—	—	—	22,635

Total Liabilities	126,208	10,972	4	—	137,184

Asset / Liability Gap	9,366	2,299	167	14	11,846
Cumulative Gap	9,366	11,665	11,832	11,846	11,846
Ratio of Cumulative Gap to Cumulative Liabilities	7.4%	8.5%	8.6%	8.6%
Ratio of Cumulative Gap to Total Liabilities	6.8%	8.5%	8.6%	8.6%

Principal plus CER adjustment. Does not include interest.

(1)	Includes, mainly, debt with retailers due to credit card operations, liabilities in connection with repurchase transactions, debt with domestic credit agencies and collections for third parties. The “Less than One Year” bucket also includes Ps.6 million corresponding to Banco Galicia’s foreign debt not tendered by its holders in the exchange offered to restructure such foreign debt, which was completed in May 2004.

The table above is prepared taking into account contractual maturity. Therefore, all financial assets and liabilities with no maturity date are included in the “Less than One Year” category.

Banco Galicia must comply with a maximum limit set by its board of directors for liquidity mismatches. This limit has been established at -25% (minus 25%) for the ratio of cumulative gap to total liabilities within the first year. As shown in the table above, Banco Galicia complies with the established policy, since such gap was 6.8% as of December 31, 2015.

Banco Galicia (Unconsolidated) Liquidity Management

The following is a discussion of Banco Galicia’s liquidity management, excluding the consolidated companies.

Banco Galicia’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet customer’s credit demand. To set the appropriate level, forecasts are made based on historical experience and on an analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds. As of December 31, 2015, Banco Galicia’s unconsolidated liquidity structure was as follows:

	As of December 31, 2015
	(in millions of Pesos)
Legal Requirement	Ps.	19,142
Management Liquidity		18,284

Total Liquidity (1)	Ps.	37,426

(1)	Excludes cash and due from banks of consolidated companies.

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

Management liquidity consists of the following items: (i) 100% of the balance of overnight placements in banks abroad, (ii) 90% of the Lebac balance, (iii) 90% of the market value of available government securities, due to the potential liquidity that might be obtained through sales or repurchase transactions, (iv) net short-term interbank loans (call loans), and (v) 100% of the balance at the Argentine Central Bank, including escrow accounts in favor of clearing houses, in excess of the amounts necessary to cover the Minimum Cash Requirements.

Capital

Our capital management policy is designed to ensure prudent levels of capital. The following table analyzes our capital resources as of the dates indicated.

	As of December 31,
	2015			2014			2013
	(in millions of Pesos, except ratios, multiples and percentages)
Shareholders’ Equity	Ps.	14,485		Ps.	10,246		Ps.	6,947
Shareholders’ Equity as a Percentage of Total Assets		8.96%			9.55%			8.35%
Total Liabilities as a Multiple of Total Shareholders’ Equity		10.17	x		9.47	x		10.97	x
Tangible Shareholders’ Equity (1) as a Percentage of Total Assets		7.70%			7.87%			6.63%

(1)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

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

For a more detailed description of our capital expenditures in 2015 and our capital commitments for 2016, see Item 4. “Information on the Company-Capital Investments and Divestitures”. For a description of financing of our capital expenditures, see “-Consolidated Cash Flows”.

Item 5.E.	Off-Balance Sheet Arrangements

See Item 5.A. “Operating Results-Off-Balance Sheet Arrangements” and “Operating Results-Off-Balance Sheet Contractual Obligations.”

Item 5.F.	Contractual Obligations

See Item 5.A. “Operating Results-Contractual Obligations.”

Item 6.	Directors, Senior Management and Employees

Our Board of Directors

Our ordinary shareholders’ meeting took place on April 26, 2016. The following table sets out the members of our Board of Directors as of that date (all of whom reside in Buenos Aires, Argentina), the positions they hold within Grupo Financiero Galicia, their dates of birth, their principal occupations and the dates of their appointment and on which their current terms will expire. Terms expire when the annual shareholders’ meeting takes place.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Eduardo J. Escasany	Chairman	June 30, 1950	Businessman	April 2005	December 2018
Pablo Gutierrez	Vice chairman	December 9, 1959	Banker	April 2003	December 2018
Abel Ayerza	Director	May 27, 1939	Businessman	September 1999	December 2017
Federico Braun	Director	February 4, 1950	Businessman	September 1999	December 2016
Antonio R. Garcés	Director	May 30, 1942	Banker	April 2012	December 2017
Enrique Martin	Director	October 19, 1945	Businessman	April 2006	December 2017
Luis O. Oddone	Director	May 11, 1938	Businessman	April 2005	December 2018
Silvestre Vila Moret	Director	April 26, 1971	Businessman	June 2002	December 2016
Sergio Grinenco	Alternate Director	May 26, 1948	Banker	April 2003	December 2017
Alejandro Rojas Lagarde	Alternate Director	July 17, 1937	Lawyer	April 2000	December 2017
Augusto Rodolfo Zapiola Macnab	Alternate Director	June 27, 1947	Economist	April 2015	December 2017

The following is a summary of the biographies of the members of our Board of Directors:

Eduardo J. Escasany: Mr. Escasany obtained a degree in economics at the Universidad Católica Argentina. He was associated with Banco Galicia from 1973 to 2002. He was appointed to Banco Galicia’s board of directors in 1975. In 1979, he was elected as the vice chairman and from 1989 to March 21, 2002 he was the chairman of Banco Galicia’s board of directors and its chief executive officer. He was elected as the vice chairman of the Argentine Bankers Association from 1989 to 1993 and the chairman of such association from 1993 to 2002. He was chairman of the Board of Directors from April 2002 to June 2002. In April 2005, he was re-elected as member of the Board of Directors and appointed as chairman in 2010. He is also a lifetime trustee and vice chairman of the Fundación Banco de Galicia y Buenos Aires. He is the chairman of Helena Emprendimientos Inmobiliarios S.A. and regular director in Sociedad Argentina de Energía S.A. and at RMPE Asociados S.A. and an alternate director in RPE Distribución S.A. Mr. Escasany is Mr. Silvestre Vila Moret’s uncle.

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

Antonio Roberto Garcés: Mr. Garcés obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1959 and with Grupo Financiero Galicia since 2002. In April 1985, he was appointed as an alternate director of Banco Galicia. Subsequently, he was appointed as the vice chairman of Banco Galicia in September 2001, the chairman of the board of directors of Banco Galicia from

March 2002 until August 2002, and then the vice chairman from August 2002 until April 2003, when he was elected as the chairman of Banco Galicia’s board of directors until 2011. From 2003 to 2010 he was the chairman of Grupo Financiero Galicia. In April 2012, Mr. Garcés was appointed as a regular director of Grupo Financiero Galicia. He is also a Director of Compañía Financiera Argentina and the trustee of the Fundación Banco de Galicia y Buenos Aires S.A.

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

Silvestre Vila Moret: Mr. Vila Moret obtained a degree in banking administration at the Universidad Católica Argentina. He was associated with Banco Galicia from 1997 until May 2002. Mr. Vila Moret is also vice chairman of El Benteveo S.A. and Santa Ofelia S.A. He has been a member of the Board of Directors since June 2002. Mr. Vila Moret is the nephew of Mr. Eduardo J. Escasany.

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

Our Board of Directors may consist of between three and nine permanent members. Currently our Board of Directors has eight members. In addition, the number of alternate directors-individuals who act in the temporary or permanent absence of a director-has been set at three. The directors and alternate directors are elected by the shareholders at our annual general shareholders’ meeting. Directors and alternate directors are elected for a maximum term of three years.

Mr. Sergio Grinenco is also a director of Banco Galicia and Mr. Augusto Rodolfo Zapiola Macnab is also an alternate director of Banco Galicia. In addition, some members of our Board of Directors may serve on the board of directors of any subsidiary.

Five of our directors are members of the families that are the controlling shareholders of Grupo Financiero Galicia.

Our Audit Committee

Grupo Financiero Galicia complies with the provisions set forth by the Capital Markets Law and the regulations set forth by the CNV, which require that companies which make a public offering of shares should form an Audit Committee, and develop a charter with regulations for its operation.

Accordingly, the Board of Directors established an Audit Committee with three members. Currently, Messrs. Luis O. Oddone, Antonio R. Garcés and C. Enrique Martin are the members of the Audit Committee. Our Audit Committee is entirely comprised of independent directors under the CNV and Nasdaq requirements. All three members of the Audit Committee are financially literate and have extensive managerial experience. Mr. Oddone is the financial expert serving on our Audit Committee.

According to the CNV rules, the Audit Committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposals for the appointment of the independent auditors and the compensation for the Directors, (ii) issuing a report detailing the activities performed according to the CNV requirements, (iii) issuing the Audit Committee’s annual plan and implementing it each fiscal year, (iv) evaluating the external auditors’ independence, work plans and performance, (v) evaluating the plans and performance of the internal auditors, (vi) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (vii) following-up on the use of information policies on risk management at Grupo Financiero Galicia’s main subsidiaries, (viii) evaluating the reliability of the financial information to be filed with the CNV and the SEC, (ix) verifying compliance with the applicable conduct rules, and (x) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders. The Audit Committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2015, the Audit Committee held eleven meetings.

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

The following table shows the members of our Supervisory Committee. Each of our syndics was appointed at the ordinary shareholders’ meeting held on April 26, 2016. Terms expire when the annual shareholders’ meeting takes place or as set forth below.

Name	Position	Principal Occupation	Current Term Ends
Norberto Corizzo	Syndic	Accountant	December 2016
Luis A. Díaz	Syndic	Accountant	December 2016
Enrique M. Garda Olaciregui	Syndic	Lawyer	December 2016
Miguel Armando	Alternate Syndic	Lawyer	December 2016
Fernando Noetinger	Alternate Syndic	Lawyer	December 2016
Horacio Tedín	Alternate Syndic	Lawyer	December 2016

The following is a summary of the biographies of the members of our Supervisory Committee:

Norberto Corizzo: Mr. Corizzo obtained a degree in national public accounting at the Universidad de Buenos Aires. He has developed taxes activities in companies such as López González Raimondi y Asoc., Noel y Cía and Price Waterhouse. He has been syndic at Grupo Financiero Galicia since April 2003. He has been associated with Banco Galicia since 1977 up to June 2002 performing positions related to tax and internal audit. Mr. Corizzo is also a syndic of Banco Galicia, EBA Holding, Tarjetas Regionales, Cobranzas Regionales S.A., Tarjeta Naranja, Tarjetas Cuyanas, Tarjetas del Mar and of other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

Luis Díaz: Mr. Díaz obtained a degree in national public accounting at the Universidad de Buenos Aires. He has provided services to Banco Galicia since 1965 up to December 2008, when he was responsible for the internal audit department. He was elected as a syndic of Banco Galicia and Grupo Financiero Galicia since the shareholders’ meetings held on April 28, 2009. Additionally, he is a syndic of Tarjetas del Mar, CFA, Galicia Valores, Galicia Warrants, Galicia Seguros and of other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

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

Miguel Armando: Mr. Armando obtained a degree in law at the Universidad de Buenos Aires. He was first elected as an alternate syndic of Banco Galicia in 1986. He also acted as an alternate syndic of Grupo Financiero Galicia between 1999 and January 2009 at which point he became a regular syndic until April 2009, at which time he was reelected as an alternate syndic of Grupo Financiero Galicia. He is the vice chairman of Arnoar S.A. and a member of the board of directors of Santiago de Compostela Promotora de Seguros S.A. Mr. Armando is also a syndic of EBA Holding S.A. and an alternate syndic of Banco Galicia, Galicia Valores, Tarjetas Regionales, Tarjeta Naranja, Tarjetas Cuyanas and Tarjetas del Mar, among others.

Fernando Noetinger: Mr. Noetinger obtained a degree in law at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1987. He was and has been an alternate syndic of Grupo Financiero Galicia from September 1999 to June 2002 and from April 2006 to date. Mr. Noetinger is also chairman of Arnoar S.A., and an alternate syndic of EBA Holding S.A., Electrigal S.A., Tarjetas del Mar, Tarjetas Regionales, Galicia Warrants, Galicia Valores, Banco Galicia, Galicia Retiro, Galicia Seguros, Sudamericana and Net Investment, among others.

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

Compensation of Our Directors

Compensation for the members of the Board of Directors is considered by the shareholders at the shareholders’ meeting once the fiscal year has ended. Directors are paid an annual fee based on the functions they carry out and they may receive partial advance payments during the year. At the ordinary shareholders’ meeting held on April 26, 2016 the compensation for the Board of Directors was set at Ps.3,989,143 for the fiscal year ending on December 31, 2015. For a description of the amounts to be paid to the board of directors of Banco Galicia, see “—Compensation of Banco Galicia’s Directors and Officers” below.

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

The CEO´s main function consists of implementing the policies defined by the Board of Directors, as well as suggesting to the Board of Directors the application of plans, budgets and company organization. He is also responsible for supervising the Financial and Accounting Division and assessing the attainment of performance goals of Grupo Financiero Galicia. The position also takes part in the Board of Directors of some subsidiaries.

Our CEO is Mr. Pedro Alberto Richards, who was born on November 14, 1952 and obtained a degree in economics from the Universidad Católica Argentina. He holds a Master of Science in Management from the Sloan School of Management at the Massachusetts Institute of Technology. He was the director of the National Development Bank (BANADE). He has been associated with Banco Galicia since 1990. He was a member of the board of directors of Galicia Capital Markets S.A. between 1992 and 1994 and vice chairman of Net Investment between September 2001 and May 2007. Since August 2000, he served as Grupo Financiero Galicia’s managing director and from 2010 as our CEO. Mr. Richards is also vicechairman of Galicia Warrants, chairman of Net Investment, and director of CFA and Galicia Administradora de Fondos S.A. Mr. Richards was an alternate director of Grupo Financiero Galicia from April 2003 until April 2005, when he was appointed as director, a position he occupied until April 14, 2010.

Our CFO is Mr. José Luis Gentile, who was born on March 15, 1956 and obtained a degree in national public accounting at the Universidad de Buenos Aires. Mr. Gentile is vice chairman of Marín S.A. and Net Investment, director of Electrigal S.A., Galicia Retiro, Galicia Seguros and Galicia Broker and an alternate director of Distrocuyo S.A., Galicia Warrants and Sudamericana.

The Financial & Accounting Division is mainly responsible for the assessment of investment alternatives, thus suggesting whether to invest or withdraw Grupo Financiero Galicia’s positions in different companies or businesses. It also plans and coordinates Grupo Financiero Galicia’s administrative services and financial resources in order to guarantee its proper management. This division also aims at meeting requirements set by several controlling authorities, complying with information and internal control needs and budgeting purposes. Furthermore, it includes functions aimed at planning, preparing, coordinating, controlling and providing financial information to the stock exchanges where Grupo Financiero Galicia’s shares are listed, regulatory bodies and both domestic and international investors and analysts. It facilitates the provision of materials and responses to questions sent by shareholders and investors in general through a specifically designed “contact us”, located in our web page.

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

We have established a Disclosure Committee in response to the U.S. Sarbanes-Oxley Act of 2002. The main responsibility of this committee is to review and approve controls over the public disclosure of financial and related information, and other procedures necessary to enable our chief financial officer and CEO to provide their certifications of our annual report that is filed with the SEC. The members are Messrs. Pedro A. Richards, José Luis Gentile, Adrián Enrique Pedemonte and Ms. Mariana Saavedra. In addition, at least one of the members of this committee attends all the meetings of our principal subsidiaries’ disclosure committees.

Board of Directors of Banco Galicia

At the ordinary shareholders’ meeting held on April 26, 2016, the size of Banco Galicia’s board of directors was set at seven members and three alternate directors. The following table sets forth the members of Banco Galicia’s board of directors as of April 26, 2016, all of whom are residents of Buenos Aires, Argentina, the position currently held by each of them, their dates of birth, their principal occupations, the dates of their appointment and the year in which their current terms will expire. The business address of the members of the Banco Galicia’s board of directors is Tte. General J. D. Perón 430, 24th floor (C1038AAI) Buenos Aires, Argentina.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Sergio Grinenco	Chairman of the Board	May 26, 1948	Banker	April 2012	December 2017
Raúl Héctor Seoane	Vice chairman	July 18, 1953	Economist	April 2012	December 2018
Guillermo J. Pando	Secretary Director	October 23, 1948	Banker	April 2003	December 2017
María Elena Casasnovas (1)	Director	May 10, 1951	Lawyer	April 2016	December 2018
Juan Carlos L’Afflitto (1)	Director	September 15, 1958	Accountant	April 2016	December 2018
Pablo M. Garat (2)	Director	January 12, 1953	Lawyer	April 2004	December 2018
Ignacio A. González (2)	Director	April 23, 1944	Accountant	April 2010	December 2018
Enrique García Pinto (3)	Alternate Director	August 10, 1948	—	April 2009	December 2017
Cirilo E. Martin	Alternate Director	October 19, 1945	Lawyer	April 2012	December 2017
Augusto R. Zapiola Macnab	Alternate Director	June 27, 1947	Economist	April 2013	December 2018

(1)	Appointed by Banco Galicia’s board of directors, ad referendum of the approval of the Argentine Central Bank.
(2)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Garat and González are independent and were reelected at the ordinary shareholders’ meeting held on April 15, 2013. Messrs. Garat and González are also independent directors in accordance with the Nasdaq rules.
(3)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Mr. García Pinto is an independent alternate director. He would replace the independent directors in case of vacancy. He is also an independent director in accordance with the Nasdaq rules.

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

María Elena Casasnovas: Mrs. Casasnovas was born on May 10, 1951. She obtained a degree in law from the Universidad Católica Argentina. She completed the Program for High Management at Universidad Torcuato Di Tella and the Senior Management Program at Universidad San Andrés. She has been associated with Banco Galicia since 1972.

Juan Carlos L’Afflitto: Mr. L’Afflito was born on September 15, 1958. He has an accounting degree from the Universidad de Buenos Aires. He worked as advisor and accountant at Morgan, Benedit y Asociados and until 1990 he was a professor at the Universidad Católica Argentina. He has been associated with Banco Galicia since 1986.

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

Cirilo Enrique Martin: See “-Our Board of Directors”.

Augusto Rodolfo Zapiola Macnab: See “-Our Board of Directors”.

Functions of the Board of Directors of Banco Galicia

Banco Galicia’s board of directors may consist of three to nine permanent members. In addition, there can be one or more alternate directors who can act during the temporary or permanent absence of a director. As of the date of this annual report, none of the directors were also employees.

Banco Galicia’s board of directors meets formally twice each week and informally on a daily basis, is in charge of Banco Galicia’s general management and makes all the necessary decisions. Members of Banco Galicia’s board of directors serve on the following committees:

Financial Committee: This committee is composed of two directors, the CEO of Banco Galicia, the managers of the Risk Management and Financial Divisions, the managers of the Capital Markets and Financial Transactions Departments, the CEO and Financial manager of Tarjetas Regionales and the Financial manager of CFA. This committee may also call officers and managers from Banco Galicia, Tarjetas Regionales and CFA, whenever it may deem such action necessary. The committee is responsible for analyzing the financial evolution and funding needs of retail credit companies. It is also responsible of analyzing the portfolio and liquidity evolution, in addition to evaluate funding alternatives. This committee meets at least once every two months. Its resolutions are summarized in writing.

Risk Management Committee: This committee is composed of five directors, the CEO, the managers of the Planning and the Risk Management Divisions and the Internal Audit Department manager. This committee is responsible for approving risk management strategies, policies, processes and procedures and the contingency plans thereof. It is also responsible for setting specific limits for the exposure to each risk and approving, when applicable, temporary excesses over such limits as well as being informed of each risk position and compliance with policies. This committee meets at least once every two months. Its resolutions are summarized in writing.

Credit Committee: This committee is composed of seven directors, the CEO and the managers of the Credit and Risk Management Divisions. The managers of the Wholesale Banking, Retail Banking and Financial Divisions must attend the meetings if the bank account pending approval by this committee corresponds to any of the above-mentioned divisions. This committee meets at least once every week. It is responsible for granting loans with levels of risk exceeding, on an individual basis, 2% of the shareholders’ equity of the Bank as of the most recent December, updated annually. Approved operations are recorded in signed and dated documents.

Information Technology Committee: This committee is composed of three directors, the CEO, the Corporate Services Division manager and the IT Department manager. This committee is responsible for supervising and approving the development plans of new systems and their budgets, as well as controlling these systems’ budget control. It is also responsible for approving the general design of the systems’ structure, the main processes thereof and the systems implemented, as well as monitoring the quality of Banco Galicia’s systems. This committee meets at least once every three months. It can hold extraordinary meetings when issues exist which require urgent attention. The IT Department manager usually calls for the meeting and requests the documents to be considered. However, any member of the Committee can do so. Its resolutions are summarized in writing.

Audit Committee: In accordance with the requirements set forth by the Argentine Central Bank regulations, Banco Galicia has an Audit Committee composed of two directors and the Internal Audit Department manager. The Committee is responsible for overseeing the adequacy and appropriateness and effective operation of internal control systems, so as to ensure compliance with all Bank rules submitted to the Central Bank and the self-regulated capital market entities. This Committee meets at least once a month. Its resolutions are settled in the minutes transcribed in official books

Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities: This committee is composed of two Directors, the CEO, the manager of the Anti-Money Laundering Unit (UAL), the Internal Audit Manager, and the managers for each of the following departments or divisions: Risk Management, Credit, Finance, Wholesale Banking, Retail Banking and Integrated Corporate Services. The Syndics can be invited to attend any of the meetings convened by this committee. In compliance with the rules of the Argentine Central Bank, the directors have appointed Mr. Guillermo J. Pando and Lic. Raul H. Seoane, as the official and alternate syndics, respectively, of control and prevention of money laundering and financing of terrorism. Also, the manager of finance, is the official with responsibility for financial intermediation operations. This committee is responsible for planning, coordinating and ensuring compliance with relevant policies and has been approved by the Board.

This committee is scheduled to meet at least once every two months and its resolutions must be registered in a minutes book bearing folios and seals.

Disclosure Committee: This committee was created to comply with the provisions of the U.S. Sarbanes-Oxley Act. It is composed of five directors (two of them are independent directors), the CEO, the manager in charge of the Planning Division and Risk Management, the Internal Audit Manager and the department managers of the accounting, asset management and liabilities, institutional relations and legal departments and the individual responsible for market relations. The syndics may be invited to attend any meeting called by this committee and a member of the Disclosure Committee in Grupo Financiero Galicia also attends the meetings held by this committee. Likewise, managers from different divisions may attend the meetings whenever they may deem necessary. This committee meets every three months or whenever there are issues that require consideration. Its resolutions are summarized in writing.

Human Resources Committee: This committee is composed of two directors, the CEO and the manager in charge of the Organizational Development and Human Resources Division. This committee is responsible for the appointment and assignment, transfer, rotation, development, headcount and compensation of the personnel included in salary levels 9 and above. It is composed of two directors, the CEO and the Organizational Development and Human Resources Division manager. It is also responsible for the evaluation and approval of policies that Banco Galicia’s board of directors adopts regarding staffs incentives. The payment of these incentives must be approved by the managers of the risk management area and of the planning area. This committee meets every six months or whenever there are issues that require consideration. Its resolutions are summarized in writing.

Asset and Liabilities Committee (ALCO): This committee is responsible for analyzing the evolution of Banco Galicia’s business from a financial point of view, in regard to fundrasing and different assets placement. It is also responsible for the follow-up and control of liquidity, interest rate and currency mismatches. This committee is responsible for analyzing and making recommendations to the business divisions in connection with the management of interest rate, currency and maturity mismatches, with the goal of maximizing financial and foreign-exchange results within acceptable parameters of risk and capital use. This committee is also responsible for suggesting changes to these parameters, if necessary, to Banco Galicia’s board of directors. Five directors, the CEO, the Retail Banking Division manager, the Wholesale Banking Division manager, the Financial Division manager, the Risk Management Division manager and the Planning Division manager are members of this committee. This committee meets at least once a month. Its resolutions are summarized in writing.

Planning and Management Control Committee: This committee is composed of five directors, the CEO, the Risk Management Division manager, the Planning Division manager and the Internal Audit Department manager. The syndics can be invited to attend any meeting called by this committee. This committee is in charge of the analysis, definition and follow-up of the consolidated balance sheet and income statement. It is also in charge of approving, with the participation of the Human Resources Manager, the compliance indexes that will be used in the staff evaluation process and in the budget for annual incentives. This committee meets at least once every month. Its resolutions are summarized in writing and signed by two of the above-mentioned officers.

Segments and Business Management Committee: This committee is composed of three directors, the CEO, the division managers, the department managers and those officers whose participation is deemed necessary and those whose presence is specifically requested. It is responsible for the analysis, definition and follow-up of businesses and segments. This committee meets at least once every three months. Its resolutions are summarized in writing.

Crisis Committee: This committee is composed of five directors, the CEO and those other officers whose participation is deemed to be necessary and those who are invited to attend. This committee is responsible for the assessment of any liquidity crisis and the implementation of actions designed to resolve the same. It will meet whenever the board of directors requests and is permanently in session until the end of the liquidity crisis. Its resolutions are summarized in writing and are signed by any two of the previously described members.

Periodically, the board of directors of Banco Galicia is informed of the actions taken by the committees, which are recorded in minutes.

Banco Galicia’s Executive Officers

On October 7, 2015, Mr. Fabian Enrique Kon, was appointed as the CEO of Banco Galicia to succeed Mr. Daniel Llambías effective as of April 4, 2016. The designation was determined by the Bank’s board of directors, ad referendum of the approval of the Argentine Central Bank. The CEO is in charge of implementing the strategic goals established by the Board of Directors of Banco Galicia. Likewise, he coordinates the managers of Banco Galicia’s divisions, while reporting to Banco Galicia’s board of directors.

Fabián Enrique Kon: Mr. Kon was born on September 25, 1958. He obtained a degree in national public accounting at the Universidad de Buenos Aires. He worked at Pistrelli, Diaz y Asociados, Accenture, Exolgan Container Terminal and Tradecom, in managerial positions. From 2006 to February 2014, he was Galicia Seguros’ CEO and in March 2014, he was appointed Banco Galicia´s retail banking manager. Mr. Kon is also an alternate director of Net Investment and Tarjetas del Mar.

The following divisions and department managers report to Banco Galicia’s CEO:

Division	Manager
Retail Banking	German Alejandro Ghisoni
Wholesale Banking	Sebastián Pujato
Financial	Pablo María León
Risk Management	Vacant
Credit	Marcelo Poncini
Corporate Services	Gastón Bourdieu
Organizational Development and Human Resources	Rafael Pablo Bergés
Planning	Bruno Folino
Customer Experience	Flavio Dogliolo

Retail Banking Division: This division is responsible for designing, planning and implementing the vision, strategies, policies and goals for the Retail Banking Division’s businesses and for each customer segment and distribution channel. It is also responsible for defining and controlling this division’s business goals. The following departments report to this division: Private Banking, Retail Banking Segments, Products and Publicity, Branches and the Operating Supervision of Branches and Planning.

Wholesale Banking Division: This division is responsible for designing, planning and implementing the vision, strategies, policies and goals for the Wholesale Banking Division’s businesses and for each customer segment (corporate, small and medium-sized companies, agriculture and livestock companies and public-sector companies) and products. It is also responsible for defining and controlling this division’s business goals. The following departments report to this division: Agriculture and Livestock Sector, Corporate, small and medium-sized companies, Public Sector, Wholesale Products and Marketing, Capital Markets and Investment Banking, Agribusiness Segments and Wholesale Business Analysis and Planning.

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

Risk Management Division: This division is responsible for monitoring and actively managing the various risks faced by Banco Galicia (credit, financial and operational) and its subsidiaries. These responsibilities include ensuring that the board of directors is aware of the risks to which Banco Galicia is exposed, designing and proposing policies and procedures for the control and administration of the evaluation process for assessing available and needed resources in order to maintain an acceptable risk profile. The following departments report to this division: Credit Risk and Insurance, Financial Risk, Operational Risk, Information and Risk Analysis and Development and Management of Models.

Credit Division: This division is responsible for developing and proposing the strategies for credit and credit-granting policies, as well as for managing and monitoring credit origination processes, follow-up and control thereof, and the recovery of past-due loans. This division aims to ensure the quality of the loan portfolio, cost and time efficiency, and recovery optimization, thus minimizing loan losses and optimizing efficiency in processes and business credit granting. The following departments report to this division: Credit Analysis, Corporate Credit, Consumer Credit, Customer Credit Recovery, Portfolio Recovery, Information and Management of the Credit Division.

Corporate Services Division: This division is responsible for designing, planning and implementing the strategies and policies for the IT, Organization, Operations, Purchase of Goods and Services and Infrastructure divisions, and the maintenance thereof. It is also responsible for Banco Galicia’s physical and information safety, both ensuring and maintaining the logistic support for its operations and activities. The following departments report to this division: Operations, IT, Organization, Engineering and Maintenance, Security, Management Control and Information Security.

Organizational Development and Human Resources Division: This division is responsible for designing, planning and implementing human resources strategies and policies, as well as defining and controlling management goals of Banco Galicia’s human resources to ensure standardized practices, availability of qualified and motivated personnel and a proper work environment. The following departments report to this division: Human Resources, Consultants, Internal Communications and Change Management, Management Development, Compensation, Quality Assurance and Corporate Social Responsibility.

Planning: This division is responsible for planning and controlling budget, accounting and tax activities. The following departments report to this division: Accounting, Tax Advisory, Planning and Management Control, Efficiency Control, Research and Consolidation and Analysis and Assets and Liabilities Management.

Customer Experience: This division is responsible for developing, throughout the Bank, a customer-oriented culture, leading priority and intersecting projects to improve the customer experience, designing and managing a system of solid and comprehensive continuous improvement, leading the learning cycle for sharing best practices and supporting the continuous improvement cycle methodologies NPS, LEAN and Innovation. The following sectors depend on this division: Operation NPS, Vision of the client, Initiatives and Analysis and Indicators.

The following departments report to the board of directors of Banco Galicia:

Department	Manager
Internal Audit	Omar Severini
Anti-money Laundering Unit	Teresa del Carmen Piraino
Compliance Division	Carlos Dieta

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

Compliance Division: This division is responsible for monitoring compliance with applicable regulations and internal policies and coordinating tasks in order to avoid sanctions and to avoid suffering financial or reputational losses.

The following department report to the CEO:

Department	Manager
Institutional Affairs Department	Pablo Eduardo Firvida

Institutional Affairs Department: This department is responsible for managing and controlling press and other institutional image promotion activities, providing advice to the different areas. This department is also in charge of investor relations.

The following are the biographies of Banco Galicia’s senior executive officers mentioned above and not provided in the sections “-Board of Directors of Banco Galicia” or “-Our Board of Directors” above.

Germán Alejandro Ghisoni: Mr. Ghisoni was born on May 6, 1967. He obtained a degree in business management at the Universidad Católica Argentina. He completed the Program for Executive Development at IAE (Instituto Argentino de Empresas), the Strategic Management in Banking Program at INSEAD and the Customer Centric Organitatios at Kellogg School of Management. He has been associated with Banco Galicia since 1995.

Juan Sebastián Pujato: Mr. Pujato was born on October 6, 1961. He obtained a degree in industrial engineering at the Universidad de Buenos Aires. He completed two Programs for Executive Development at IAE and at IMD, Switzerland. He has been associated with Banco Galicia since 1992 as assistant director of Credit Cards and Consumption, he seconded the Marketing Division and was manager of the Consumption Department until March 2008. He is also an alternate director of Tarjetas Regionales S.A.

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

Flavio Dogliolo: Mr. Dogliolo was born on March 13, 1965. He obtained a degree in business administration from the Universidad Católica Argentina. He received an MBA from the Universidad Austral. He was the manager of means of payments and automatic banking at Banco Bansud S.A., manager of quality and service productivity at Banco Río de la Plata S.A. and he worked in marketing database and commercial planning at Siembra AFJP S.A. He has been associated with the Bank since 1998. He is vice chairman of Procesadora Regional, a director of Tarjetas Cuyanas and Compañía Financiera Argentina, and an alternate director of Tarjeta Naranja.

Omar Severini: Mr. Severini was born on July 30, 1958. He obtained a degree in national public accounting from the Universidad de Belgrano. He has been associated with Banco Galicia since 1978.

Teresa del Carmen Piraino: Ms. Piraino was born on April 6, 1971. She obtained a degree in national public accountant. She has been associated with Banco Galicia since 1992.

Carlos Dieta: Mr. Dieta was born on October 24, 1959. He has been associated with Banco Galicia since 1979. He has worked in various sectors of the Bank, and since June 2014 has been designated Compliance Manager, a position he continues to hold today.

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

The table below shows the composition of Banco Galicia’s Supervisory Committee as they were re-elected by the annual shareholders’ meeting held on April 26, 2016.

Name	Year of Appointment	Position	Principal Occupation	Current Term Ends
Enrique M. Garda Olaciregui	2015	Syndic	Lawyer	December 31, 2016
Norberto D. Corizzo	2015	Syndic	Accountant	December 31, 2016
Luis A. Díaz	2015	Syndic	Accountant	December 31, 2016
Fernando Noetinger	2015	Alternate Syndic	Lawyer	December 31, 2016
Miguel N. Armando	2015	Alternate Syndic	Lawyer	December 31, 2016
Horacio Tedín	2015	Alternate Syndic	Lawyer	December 31, 2016

For the biographies of Messrs. Enrique M. Garda Olaciregui, Norberto D. Corizzo, Luis A. Díaz, Fernando Noetinger and Miguel N. Armando and Horacio Tedín, see “-Our Supervisory Committee”.

Compensation of Banco Galicia’s Directors and Officers

Banco Galicia’s Board of Directors establishes the policy for compensation of Banco Galicia’s personnel. During fiscal year 2015 five directors were employees of Banco Galicia and, therefore, received a fixed compensation. It’s worth mentioning that Luis María Ribaya was an employee of Banco Galicia until December 18, 2015. As of April 1, 2016, none of the directors of Banco Galicia continued to be employed. During fiscal year 2015, directors also received a variable compensation based on their performance, these additional payments did not exceed the standard levels of similar entities in the Argentine financial market.

Banco Galicia’s managers receive a fixed compensation and they may receive a variable compensation, based on their performance.

During the first quarter of each year, Banco Galicia’s Board of Directors analyzes the possibility of paying employees a variable compensation for the previous fiscal year, based on the performance and professional development of the respective employees during the fiscal year.

At fiscal year end, annually, provisions are established to cover the variable compensation of Banco Galicia’s Board of Directors and employees for such fiscal year. The directors and managers’ compensation regime includes the possibility of acquiring a retirement insurance policy. Banco Galicia does not have stock-option plans or pension plans or any other retirement plans for the benefit of its Directors and managers. Banco Galicia does not have a policy establishing any termination benefits for its Directors.

For fiscal year 2015, Banco Galicia’s ordinary and extraordinary shareholders’ meeting held on April 26, 2016, approved compensations for the independent Directors in the total amount of Ps.1.8 million.

Employees

The following table shows the composition of our staff:

	As of December 31,
	2015	2014	2013
Grupo Financiero Galicia S.A.	6	6	12
Banco de Galicia y Buenos Aires S.A.	5,573	5,374	5,487
Branches	2,579	2,514	2,781
Head Office	2,994	2,860	2,706
Galicia Uruguay	2	2	2
Regional Credit Card Companies	5,040	5,232	5,668
CFA(*)	1,158	1,112	1,170
Sudamericana Consolidated	307	242	224
Other Subsidiaries	42	44	39

Total	12,128	12,012	12,603

(*)	Includes Cobranzas y Servicios S.A.

Within the current legal framework, membership in an employee union is voluntary and there is only one union of bank employees with national representation. As of December 31, 2015, approximately 31% of Banco Galicia’s employees were affiliated with the national bank employee union. As of December 31, 2015, approximately 96.6% of the Regional Credit Card Companies’ work force was party to the merchant union’s Collective Bargaining Agreement No. 130/75 applicable to trade employees, 7.9% of which were members of a labor union and 0.03% of which were labor union representatives. As of December 31, 2015, approximately 77% of CFA’s employees were affiliated to the merchant union. Usually during the first four months of the year, the bank employee union and the national commerce employee union renegotiate their respective collective labor agreements in order to establish new minimum wages. As a result of such negotiations, salary increases are granted. In 2015, the Argentine union that represents employees in the banking sector declared general strikes. These strikes were not particular to any one bank, but rather affected all banks in Argentina to the extent that some or all of the employees of any given bank were members of such union. In connection with such strikes, certain of the employees of the Bank are members of the referenced union and did participate in the strike; however, the Bank was able to continue its operations during the course of such strikes as not all of its employees participated. While employees of Banco Galicia have participated in general strikes against the Argentine banking sector, Banco Galicia has not experienced a targeted strike by its employees against the Bank in particular since 1973 and the Regional Credit Card Companies and CFA have never experienced any strike event. We believe that our relationship with our employees has developed within normal and satisfactory parameters.

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

Nasdaq Corporate Governance Standards

Pursuant to Nasdaq Marketplace Rule 5615(a) (3), a foreign private issuer may follow home country corporate governance practices in lieu of the requirements of the Rule 5600 Series, provided that the foreign private issuer complies with certain sections of the Rule 5000 Series, discloses each requirement that it does not follow and describes the home relevant country practice followed in lieu of such requirement. The requirements of the Rule 5000 Series and the Argentine corporate governance practice that we follow in lieu thereof are described below:

(i)	Rule 5250 (d) - Distribution of Annual and Interim Reports. In lieu of the requirements of Rule 5250 (d), we follow Argentine law, which requires that companies make public a Spanish language annual report, including annual audited consolidated financial statements, by filing such annual report with the CNV and the BASE, within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the CNV and the BASE within 42 calendar days of the end of each fiscal quarter. The BASE publishes the annual reports and interim reports in the BASE bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of our annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the SEC. We also post the English language translation of our annual reports and quarterly press releases on our website. Furthermore, under the terms of the Second Amended and Restated Deposit Agreement, dated as of June 22, 2000, among us, The Bank of New York, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of our annual reports and each of our quarterly press releases. Annual reports and quarterly press releases are available for inspection by ADRs holders at the offices of The Bank of New York located at, 101 Barclay Street, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to the shareholders, at the company’s executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report), as well as proposals of the company’s board of directors.

(ii)	Rule 5605 (b) (2) – Executive Sessions of Independent Directors. In lieu of the requirements of Rule 5605 (b) (2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our Board of Directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics), which is responsible for monitoring the legality of the company’s actions under Argentine law and the conformity thereof with its bylaws.

(iii)	Rule 5605 (d) – Compensation of Officers. In lieu of the requirements of Rule 5605 (d), we follow Argentine law, which does not require companies to form a compensation committee comprised solely of independent directors. It also is not required under Argentine law that the compensation of the CEO and all other executive officers be determined by either a majority of the independent directors or a compensation committee comprised solely of independent directors. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the CEO and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for directors or managers of the company. Finally, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2).

(iv)	Rule 5605 (e) (1) – Nomination of Directors. In lieu of the requirements of Rule 5605 (e) (1), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation. In addition, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2).

(v)	Rule 5605 (c) (1) – Audit Committee Charter. In lieu of the requirements of Rule 5605 (c) (1), we follow Argentine law, which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters, which are the responsibility of the company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter.

(vi)	Rule 5605 (c) (2) – Audit Committee Composition. Argentine law does not require, and it is equally not customary business practice in Argentina, that companies have an audit committee comprised solely of independent directors. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, we had an Audit Committee entirely comprised of three independent directors, pursuant to the definition of independence in Rule 10 A-3 (b) (1), one of which the Board of Directors determined to be a financial expert. In addition, we have a supervisory committee (“comisión fiscalizadora”) composed of three syndics, who are responsible for monitoring the legality, under Argentine law, of the actions of our Board of Directors and the conformity of such actions with our bylaws.

(vii)	Rule 5620 (c) – Quorum. In lieu of the requirements of Rule 5620 (c), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stock entitled to vote. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, constitute a quorum and resolutions may be adopted by an absolute majority of the votes present. Argentine law and our bylaws require, in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called which may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, a change in our domicile to outside of Argentina, total or partial recapitalization of our statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote).

(viii)	Rule 5620 (b) – Solicitation of Proxies. In lieu of the requirements of Rule 5620 (b), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely circulated newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores S.A. (“Caja de Valores”) up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the surveillance committee (“consejo de vigilancia”), manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADRs holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

(ix)	Rule 5630 (a) – Conflicts of Interest. In lieu of the requirements of Rule 5630 (a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet. Directors can contract with the corporation only on terms consistent with prevailing market terms. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholders’ vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

Share Ownership

For information on the share ownership of our directors and executive officers as of December 31, 2015, see Item 7. “Major Shareholders and Related Party Transactions-Major Shareholders”.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

As of March 31, 2016, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of March 31, 2015, we had 1,300,264,597 shares outstanding composed of 281,221,650 class A shares and 1,019,042,947 class B shares.

Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación. As of March 31, 2016, the controlling shareholders owned 100% of our class A shares through EBA Holding (representing 21.6% of our total outstanding shares) and 11.4% of our class B shares (or 9.0% of our total outstanding shares), therefore directly and indirectly owning 30.6% of our shares and 62.8% of total votes.

Based on information that is available to us, the table below sets forth, as of March 31, 2016, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.

Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
EBA Holding S.A.	281,221,650 class A shares	100	58.0

Class B Shares

Name	Class B Shares	% of Class B Shares	% of Total Votes
The Bank of New York Mellon (1)	430,654,235 class B shares	42.3	17.8
ANSES	264,221,559 class B shares	25.9	10.9
EBA Holding Shareholders (2)	116,463,898 class B shares	11.4	4.8

(1)	Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York is 101 Barclay Street, New York 10286, and the country of organization is the United States.
(2)	No member holds more than 2.0% of the capital stock. Such holding includes 30,056,360 shares in the form of ADSs

Based on information that is available to us, the table below sets forth, as of March 31, 2016, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

Name	Shares	% of Shares	% of Total Votes
The Bank of New York Mellon	430,654,235 class B shares	33.1	17.8
EBA Holding S.A.	281,221,650 class A shares	21.6	58.0
ANSES	264,221,559 class B shares	20.3	10.9
EBA Holding Shareholders	116,463,898 class B shares	9.0	4.8

Members of the three controlling families have owned the majority of the issued share capital of Banco Galicia since 1959. Members of the Escasany family have been on the board of directors of Banco Galicia since 1923. The Ayerza and Braun families have been represented on Banco Galicia’s board of directors since 1943 and 1947, respectively. Currently, there are five members of these families on our Board of Directors.

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

As of December 31, 2015, we had 68 identified United States record shareholders (not considering The Bank of New York), of which 14 held our class B shares and 54 held our ADSs. Such United States holders, in the aggregate, held approximately 281 million of our class B shares, representing approximately 22% of our total outstanding capital stock as of such date.

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

The following table presents the aggregate amounts of total financial exposure of Banco Galicia to related parties, the number of recipients, the average amounts and the single largest exposures as of the end of the three fiscal years ended December 31, 2015 and as of February 29, 2016, the last date for which information is available.

	February 29, 2016		December 31, 2015		December 31, 2014		December 31, 2013
	In millions of Pesos, except as noted
Aggregate Total Financial Exposure	Ps.	472	Ps.	427	Ps.	394	Ps.	314
Number of Recipient Related Parties		379		381		359		320
Individuals		318		319		300		262
Companies		61		62		59		58
Average Total Financial Exposure	Ps.	1	Ps.	1	Ps.	1	Ps.	1
Single Largest Exposure	Ps.	111	Ps.	62	Ps.	50	Ps.	58

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

In June 2011, Banco Galicia entered into an agreement with Galicia Seguros, a company indirectly controlled by Grupo Financiero Galicia, pursuant to which the Bank can offer insurance products on behalf of Galicia Seguros. In addition, they entered into an agreement for a one-year period pursuant to which Galicia Seguros insures the Bank for the balances of certain loans in the case of death of its clients. On July 31, 2014, Banco Galicia renewed both agreements with Galicia Seguros, for an additional year, with automatic deferral. Such agreements were considered to be “related party transactions” pursuant to Section 72 of the Capital Markets Law.

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

Furthermore, the board of directors of Banco Galicia, during its meeting held on March 11, 2015, decided to grant a checking account overdraft in favor of Grupo Financiero Galicia for up to Ps.230 million with a maturity date of June 30, 2016. On April 5, 2016 said checking account overdraft was increased to Ps.300 million with a maturity date of June 30, 2017.

Each of the foreign exchange transactions of Grupo Financiero Galicia, where carried out through Banco Galicia under market conditions.

Item 8.	Financial Information

We have elected to provide the financial information set forth in Item 18 of this annual report.

Legal Proceedings

We are a party to the following legal proceedings:

Banco Galicia

In response to certain pending legal proceedings, Banco Galicia has recorded reserves to cover (i) various types of claims filed by customers against it (e.g. claims for thefts from safe deposit boxes, collections of checks that had been fraudulently altered, discrepancies related to deposit and payment services rendered to Banco Galicia’s customers, etc.) and (ii) estimated amounts payable under labor-related lawsuits filed against Banco Galicia by former employees.

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

Regarding the assessment of tax collection authorities from the Autonomous City of Buenos Aires, within the framework of the legal actions brought by Banco Galicia with the purpose of challenging the assessment of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the Court ordered the Governmental Public Revenue Authority to refrain from starting tax enforcement proceedings or otherwise requesting precautionary measures for such purpose until a final judgment is issued. The proceedings are currently pending a decision by the Argentine Federal Court of Appeals in Administrative Matters with regard to the appeal filed by Banco de Galicia against the decision issued on the core issue by the Court of First Instance in November 2013. In any case, it is worth noting the decision issued by the federal prosecutor of the Court of Appeals was favorable to Banco de Galicia.

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

Furthermore, Banco Galicia has been expressing its disagreement regarding claims made by various jurisdictions at the corresponding administrative and/or legal proceedings.

These proceedings and their possible effects are constantly being monitored by the Bank’s management. Even though Banco Galicia believes it has complied with its tax liabilities in full pursuant to current regulations, provisions deemed adequate for each proceeding have been established.

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco Galicia in connection with the collection of certain financial charges.

The Bank does not believe that the resolution of these controversies will have a significant impact on its financial condition.

Regional Credit Card Companies

As of the date of this annual report, the AFIP, Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in different degrees of completion, at the companies controlled by Tarjetas Regionales. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales’s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totaled approximately Ps.18 million.

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

In July 2013, the Federal Tax Court notified the judgment sustaining the appeal filed by the company. Tax collection authorities later filed an appeal against the aforementioned judgment, which was answered by the company in December 2013. In May 2014, the Argentine Federal Court of Appeals in Administrative Matters rejected the appeal filed by the AFIP, thus confirming the judgment issued by the Federal Tax Court, which was favorable to CFA. In June 2014, the AFIP filed an appeal before the Argentine Supreme Court of Justice.

Based on the information available at the date of this annual report, CFA believes that the decision to be issued by the Argentine Supreme Court of Justice will not differ from the judgments issued by the other courts that heard the case.

Notwithstanding the foregoing, CFA has established the provisions deemed adequate for the proceeding.

Consumer Protection Associations, on behalf of consumers, have filed claims against CFA in connection with the collection of certain financial charges.

The company does not believe that the resolution of these controversies will have a significant impact on its financial condition.

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

Our ability to pay dividends to our shareholders principally depends on (i) our net income, (ii) cash availability, (iii) indebtedness and (iv) applicable legal requirements.

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

Dividends

Grupo Financiero Galicia

As a holding company, our principal source of cash from which to pay dividends on our shares is dividends or other intercompany transfers from our subsidiaries, primarily Banco Galicia. Due to the dividend restrictions contained in Banco Galicia’s loan agreements in connection with Banco Galicia’s foreign debt restructuring and in some Argentine Central Bank regulations, our ability to distribute cash dividends to our shareholders has been materially and adversely affected since late 2001 until 2010, when Banco Galicia obtained the authorization to distribute its profits.

After the end of fiscal year 2011, the Argentine Central Bank modified its regulations governing the minimum capital requirements and dividend distribution and, consequently, Banco Galicia has not paid dividends to date. However, Grupo Financiero Galicia paid a cash dividend corresponding to fiscal year 2012 in the amount of Ps.24 million, equivalent to Ps.0.0196 per share, for fiscal year 2013, Ps.39 million equivalent to Ps.0.0297 per share and for fiscal year 2014, Ps.100 million equivalent to Ps.0.0769, subject to the deduction, when applicable, of the personal assets tax and the 10% withhold for income tax.

Due to the fact that most of the profits for fiscal year 2015 correspond to income by holdings and just a fraction corresponds to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations’ Law, and taking as well into consideration Grupo Financiero Galicia’s financial condition, during the shareholders’ meeting held on April 26, 2016 a payment of dividends in cash was approved in an amount of Ps.150 million, which represents 11.536% with regard to 1,300,264,597 class A and B ordinary shares with a face value of Ps.1 each.

Pursuant to the section incorporated by Act No. 25,585 after Section 25 of Act No. 23,966, Grupo Financiero Galicia will receive the reimbursement of withholding taxes related to taxes paid on behalf of the shareholders subject to tax on personal assets as of December 31, 2015. Additionally, pursuant to Section 4 of Act No. 26,893, the Company will withhold 10% for income tax from those shareholders subject to such tax.

For more information on requirements for dividend distribution, see Item 4. “Information on the Company-Argentine Banking Regulation-Profit Distribution”.

Banco Galicia

At the close of the fiscal year ended December 31, 2015, Banco Galicia’s capital, non-capitalized contributions, profit reserves, adjustments to shareholders’ equity and retained earnings (not including the fiscal year’s net income) totaled Ps.9.899 million.

Banco Galicia’s net income for fiscal year 2015 amounted to Ps.3,913 million. Taking into consideration the Argentine Central Bank rules regarding the distribution of profits, as explained above, Banco Galicia’s board of directors proposed at the shareholders’ meeting held on April 26, 2016, and such shareholders approved, the allocation of Ps.783 million to legal reserve and Ps.3,130 million to discretionary reserve for the future distribution of profits.

Regional Credit Card Companies

During the ordinary and extraordinary shareholders’ meeting held on April 4, 2016, the shareholders decided to pay a cash dividend corresponding to fiscal year 2015 in the amount of Ps.210 million.

Sudamericana Holding

On August 27, 2015, Sudamericana held an extraordinary shareholders’ meeting, at which shareholders approved the payment of cash dividends in the amount of Ps.150 million.

CFA

During the shareholders’ meeting held on April 21, 2016, the shareholders decided to pay a cash dividend corresponding to fiscal year 2015 in the amount of Ps.300 million. This dividend distribution is still pending approval of the Argentine Central Bank.

Significant Changes

Grupo Financiero Galicia

On February 24, 2016, Grupo Financiero Galicia received dividends for Ps.105 million from Galicia Administradora de Fondos, a subsidiary that was acquired during fiscal year 2014.

Tarjetas Regionales

On January 20, 2016, Tarjeta Naranja, a subsidiary of Tarjetas Regionales, issued its Class XXXII notes, for an aggregate principal amount of Ps.207, due in October 2017, with a variable interest rate equal to Badlar plus 4.5% payable quarterly. The first interest payment will be on April 20, 2016 while principal amortizes in quarterly installments in April, July and October 2017.

On January 28, 2016 Tarjeta Naranja cancelled the second principal installment of its Class XIII notes for US$67 million together with accrued interest. As of the date of this annual report, the last installment is pending amortization for US$67 million.

On January 8, 2016, the board of directors of Tarjetas Cuyanas, a subsidiary of Tarjetas Regionales, approved the issuance of its Class XXIII notes for a face value of Ps.100 million, with the possibility to increase up to a global face value of Ps.300 million. The Class XXIII notes will have a due date of up to 36 months after the issuance date. Principal amortizes in full 36 months after the issuance date, variable and fixed interest rate, payable quarterly.

CFA

On January 8, 2016, the CNV approved an extension of CFA’s program and the increase of its maximum outstanding face value to up to US$250 million.

During February, 2016, CFA issued its Class XVI notes, for an aggregate principal amount of Ps.300, due in 2017, with a variable interest rate equal to Badlar plus 4.5% payable quarterly. Principal amortizes in full at the due date.

Sudamericana Holding

On January 2016, Galicia Seguros sold 4% of the participation on Nova Re Compañía Argentina de Reaseguros S.A. to Reaseguradora Patria S.A., a Mexican reinsurance company. That reinsurance company has paid to Galicia Seguros a total amount of US$240.000.

Item 9.	The Offer and Listing

Shares and ADSs

Our class B shares are listed on the BASE, MAE and the Córdoba Stock Exchange under the symbol “GGAL”. Our class B shares have started listing on MAE since October 28, 2015. Our ADSs, each representing ten class B shares, are listed on the Nasdaq Capital Market, under the symbol “GGAL”. Our ADSs have been listed on Nasdaq Capital Market since August 2002. Previously, our ADSs had been listed on the Nasdaq National Market since July 24, 2000.

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

Grupo Financiero Galicia - Class B Shares - Buenos Aires Stock Exchange (in Pesos)

	High	Low	Average Daily Volume (in thousands of Class B shares)
Calendar Year
2011	6.69	2.75	8,549
2012	4.51	2.72	2,153
2013	10.95	3.86	1,646
2014	21.40	8.30	1,229
2015	43.45	17.60	852

	High	Low	Average Daily Volume (in thousands of Class B shares)
Two Most Recent Fiscal Years
2014
First Quarter	12.35	8.30	1,098
Second Quarter	16.35	12.07	1,414
Third Quarter	21.30	13.75	1,401
Fourth Quarter	21.40	14.90	985
2015
First Quarter	31.40	17.60	904
Second Quarter	28.85	22.50	689
Third Quarter	29.60	22.00	713
Fourth Quarter	43.45	23.25	1,123
2016
First Quarter	47.70	31.60	596
Most Recent Six Months
November 2015	43.45	33.55	1,279
December 2015	38.80	32.70	705
January 2016	38.30	31.60	531
February 2016	47.60	37.70	801
March 2016	47.70	40.70	474
April 2016 (through April 22, 2016)	45.10	36.90	485

As of April 22, 2016, the closing price of our class B shares was Ps.43.30.

Grupo Financiero Galicia – ADSs - Nasdaq Capital Market (in US$)

	High	Low	Average Daily Volume (in thousands of ADRs)
Calendar Year
2011	16.52	5.76	327
2012	8.15	4.21	217
2013	13.05	4.96	304
2014	18.50	7.30	553
2015	29.25	14.99	460

Two Most Recent Fiscal Years
2014
First Quarter	12.65	7.30	417
Second Quarter	15.33	12.00	632
Third Quarter	18.50	12.18	734
Fourth Quarter	16.66	10.33	424
2015
First Quarter	26.13	14.99	501
Second Quarter	24.10	17.84	414
Third Quarter	22.22	15.30	385
Fourth Quarter	29.25	16.62	543
2016
First Quarter	30.92	22.77	318

Most Recent Six Months
November 2015	29.25	23.76	713
December 2015	27.21	23.14	378
January 2016	27.40	22.77	283
February 2016	30.92	26.20	383
March 2016	30.38	27.62	288
April 2016 (through April 22, 2016)	31.40	25.34	412

As of April 22, 2016, the closing price of our ADSs was US$29.68.

The following table presents for the periods indicated the high and low closing prices and the average trading volume of Banco Galicia’s class B shares on the BASE as reported by the BASE. The last day Banco Galicia’s class B shares recorded transactions was on April 29, 2014, with a closing price of Ps.23, since Banco Galicia requested to delist its shares from the Argentine exchange and its quotation was suspended on that date. On August 21, 2014, the CNV approved the delisting of its shares. Since Banco Galicia’s class B shares will not be traded in an organized market, they lack liquidity.

Banco Galicia – Class B Shares - Buenos Aires Stock Exchange (in Pesos)

	High	Low	Average Daily Trading Volume (in thousand Class B shares)
Calendar Year
2011	14.40	6.00	1.56
2012	9.62	6.00	3.07
2013	23.00	6.70	5.34
2014	N/A	N/A	N/A
2015	N/A	N/A	N/A

Two Most Recent Fiscal Years
2014
First Quarter	22.70	18.35	0.89
Second Quarter	N/A	N/A	N/A
Third Quarter	N/A	N/A	N/A
Fourth Quarter	N/A	N/A	N/A
2015
First Quarter	N/A	N/A	N/A
Second Quarter	N/A	N/A	N/A
Third Quarter	N/A	N/A	N/A
Fourth Quarter	N/A	N/A	N/A
2016
First Quarter	N/A	N/A	N/A
Most Recent Six Months
November 2015	N/A	N/A	N/A
December 2015	N/A	N/A	N/A
January 2016	N/A	N/A	N/A
February 2016	N/A	N/A	N/A
March 2016	N/A	N/A	N/A
April 2016	N/A	N/A	N/A

Argentine Securities Market

The principal and oldest exchange for the Argentine securities market is the BASE. The BASE started operating in 1854 and handles approximately 95% of all equity trading in Argentina. Securities listed on the BASE include corporate equity and debt securities and government securities. Debt securities listed on the BASE may also be listed on the MAE. The MERVAL, which is affiliated with the BASE, was founded in 1929 and is the largest stock market in Argentina. The MERVAL is a private entity, whose capital is integrated by shares admitted to public offer regime and was registered as a market by the CNV under N°16. Its capital is composed of 183 outstanding shares and there are 214 agents registered as members of the Merval market. We are member of the Merval through Galicia Valores, a subsidiary that owns three shares. Additionally, the Bank, within the framework of the Capital Market Law, was authorized by the CNV to act as a settlement and clearing agent and trading agent-comprehensive, and was added as member of the MERVAL.

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

Although companies may list all of their capital stock on the BASE, in most cases the controlling shareholders retain the majority of a company’s capital stock. This results in only a relatively small percentage of most companies’ stock being available for active trading by the public on the BASE. Even though individuals have historically constituted the largest group of investors in Argentina’s equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine mutual funds, by contrast, continue to have very low participation in the market. Although 99 companies had equity securities listed on the BASE as of December 31, 2015, the 10 most-traded companies on the exchange accounted for approximately 84% of total trading value during 2015. Our shares were the third most-traded shares on the BASE in 2015, with a 14% share of trading volume.

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

The MAE is a self-regulated organization that is supervised by the CNV. MAE is mainly comprised by private banks, either composed by national or foreign capital, national banks, provincial banks, municipal Banks, cooperative Banks, financial companies, exchange companies and agents.

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

In December 2012, the Argentine Congress passed the Capital Markets Law (26,831), which became effective on January 2013, replacing Law No.17,811 and Decree No. 677/01, with the aim of regulating the capital market under the supervision of the CNV and broadening the CNV’s powers. Additionally, the law intends to enhance the growth of local markets, to develop new and simplified negotiating systems and to create new regulation standards for the Argentine stock exchange, markets and other intermediary agents.

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

Outstanding Capital Stock

Our total subscribed and paid-in share capital as of December 31, 2015, amounted to Ps.1,300,264,947, composed of class A shares and class B shares, each with a par value of Ps.1. The following table presents the number of our shares outstanding as of December 31, 2015, and the voting interest that the shares represent.

	As of December 31, 2015
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

Voting Rights

At shareholders’ meetings, each class A share is entitled to five votes and each class B share is entitled to one vote. However, class A shares are entitled to only one vote in certain matters, such as:

•	a merger or spin-off in which we are not the surviving corporation, unless the acquirer’s shares are authorized to be publicly offered or listed on any stock exchange;

•	a transformation in our legal corporate form;

•	a fundamental change in our corporate purpose;

•	a change of our domicile to outside Argentina;

•	a voluntary termination of our public offering or listing authorization;

•	our continuation following a delisting or a mandatory cancellation of our public offering or listing authorization;

•	a total or partial recapitalization of our statutory capital following a loss; and

•	the appointment of syndics.

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

The quorum for ordinary meetings consists of a majority of stock entitled to vote, and resolutions may be adopted by the affirmative vote of 50% plus one vote (an “absolute majority”) of the votes present whether in person or participating via electronic means of communication. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, shall constitute a quorum. Resolutions are to be adopted by an absolute majority of the votes present. The second meeting may be convened to be held one hour later on the same day as the first meeting had been called for, provided that it is an ordinary shareholders’ meeting, or within 30 days of the date for which the first ordinary meeting was called.

The quorum for extraordinary shareholders’ meetings consists of 60% of stock entitled to vote, and resolutions may be adopted by an absolute majority of the votes present. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, shall constitute a quorum. Resolutions are to be adopted by an absolute majority of the votes present. The second meeting has to be convened to be held within 30 days of the date for which the first extraordinary meeting was called, and the notice must be published for three days, at least eight days before the date of the second meeting. Some special matters require a favorable vote of the majority of all the stock holding voting rights, the class A shares being granted the right to only one vote each. The special matters are described in “-Voting Rights” above.

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

Liquidation

Upon our liquidation, one or more liquidators may be appointed to wind up our affairs. If no such appointment is made, our Board of Directors will act as liquidator. All outstanding common shares will be entitled to participate equally in any distribution upon liquidation. In the event of liquidation, in Argentina and in any other country, our assets shall first be applied to satisfy our debts and liabilities.

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

The equalization tax will be imposed as a withholding tax on the shareholder receiving the dividend. Dividend distributions made in kind (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends are not subject to Argentine taxation.

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

Taxation of Capital Gains

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” U.S. Holders will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or exchange of such class B shares or ADSs in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in the class B shares or ADSs and the amount realized on their disposition. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate for ordinary income (other than certain dividends) if the U.S. Holder’s holding period in the class B shares or ADSs exceeds one year at the time of the sale or exchange. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as United States source income or loss for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of class B shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Certain limitations apply to the deductibility of capital losses for U.S. federal income tax purposes.

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

With respect to the sale or exchange of class B shares or ADSs, the amount realized generally will be the Dollar value of the payment received, before reduction for any Argentine taxes withheld therefrom, determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the class B shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the Dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

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

Based on certain estimates of its gross income and gross assets, which estimates are inherently imprecise, the nature of its business and relying on the Active Bank Exception, Grupo Financiero Galicia believes that it should not be classified as a PFIC for the taxable year ended December 31, 2015. Grupo Financiero Galicia’s status in future years will depend on its assets and activities in those years. Grupo Financiero Galicia has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that Grupo Financiero Galicia will not be considered a PFIC for any taxable year. If Grupo Financiero Galicia were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to an imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains, as discussed above under “Taxation of Distributions”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.

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

Reporting Requirements

Non-corporate U.S. Holders, including individuals, that hold “specified foreign financial assets,” as defined in the Treasury Regulations (which may include class B shares or ADSs), other than in an account at a U.S. financial institution or the U.S. branch of a non-U.S. financial institution, are required to report certain information relating to such assets. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this and any other reporting requirements on their ownership and disposition of class B shares or ADSs. Failure to comply with applicable reporting requirements could result in the imposition of substantial penalties.

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

Assuming that distributions from Grupo Financiero Galicia constitute “foreign passthru payments” and that Grupo Financiero Galicia enters into an agreement with the IRS to report the information required by FATCA or, if Argentina has entered in an intergovernmental agreement with the United States (an “IGA”)complies with such IGA, then an investor considered to have a “U.S. account” maintained by Grupo Financiero Galicia may be required to provide the information described below or be subject to U.S. withholding tax on any distribution on class B shares or ADSs that is treated as a “foreign passthru payment.” Investors in class B shares or ADSs that are financial institutions, or financial institutions that receive payments on behalf of other persons, and that have not entered into an agreement with the IRS (or otherwise established an exemption from FATCA, including pursuant to an applicable IGA) would also be subject to this U.S. withholding tax.

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

On January 28, 2011 Tarjeta Naranja issued Class XIII notes due 2017 in the aggregate principal amount of US$200 million.

During 2015 Tarjeta Naranja issued an aggregate principal amount of Ps.1,420 million (Ps.316 million Class XXVIII, Ps.334 million Class XXIX, Ps.400 million Class XXX and Ps.371 million Class XXXI). Its outstanding principal amount of debt issued in 2014 was Ps.524 (Ps.34 million Class XXIV, Ps.170 million Class XXV, Ps.162 million Class XXVI, Ps.158 million Class XXVII).

During 2015 Tarjetas Cuyanas issued an aggregate principal amount of Ps.1,129 million (Ps.297 million Class XIX, Ps.300 million Class XX, Ps.232 million Class XXI and Ps.300 million Class XXII). Its outstanding principal amount of debt issued in 2014 was Ps.376 million (Ps.146 million Class XIV, Ps.116 million Class XVI, Ps.114 million Class XVIII).

During 2015 CFA issued an aggregate amount of Ps.459 million (Ps.249 million Class XIV, Ps.210 million Class XV). Its outstanding principal amount of debt issued in 2014 was Ps.277 million (Ps.200 million Class XII, Ps.77 million Class XIII).

On May 8, 2013 Grupo Financiero Galicia issued its Class IV notes in an aggregate principal amount of Ps.220 million.

According to the applicable price supplement for each issuance of the described notes, the companies agreed to certain commitments with the holders which include, among others, the inability to merge except in certain circumstances, restrictions on incurring or guaranteeing certain indebtedness and restrictions on asset dispositions.

For a description of the notes issued during fiscal year 2015, see Note 16 to our financial statements.

Loans

In December 2010, the FMO granted Banco Galicia a US$20 million loan with a 6 year term. The purpose of these facilities is to fund long-term loans to small and medium-sized companies. In December 2011, Proparco granted Banco Galicia a US$20 million loan with a 6 year term for the financing of investment projects of export oriented small and medium-sized companies mainly active in the agribusiness sector. As of December 31, 2015, the principal amount of those facilities amounted to US$5.1million and US$5.2 million, respectively.

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

The limit on a potential loss in the “+100 b.p.” scenario with respect to the base scenario was established at 20% of the net financial income for the first year, as defined in the paragraph above. At the end of fiscal year 2015, the negative difference between the net financial income for the first year corresponding to the “+100 b.p.” scenario and that corresponding to the base scenario accounted for -0.1% of the net financial income for the first year.

The tables below show as of December 31, 2015 and December 31, 2014, in absolute and percentage terms, the change in Banco Galicia’s net financial income (“NFI”) of the first year, as compared to the NFI of the “base” scenario corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 b.p. from those in the “base” scenario. Banco Galicia’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Central Bank (Lebac and Nobac).

Net Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2015		As of December 31, 2014
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	(40)	-0.20%	15	0.14%
150	(30)	-0.15%	11	0.11%
100	(20)	-0.10%	7	0.07%
50	(10)	-0.05%	3	0.03%
Static
(50)	29	0.14%	9	0.09%
(100)	58	0.29%	19	0.18%
(150)	87	0.43%	28	0.27%
(200)	116	0.57%	38	0.36%

Net Trading Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2015		As of December 31, 2014
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	265	1.31%	170	1.63%
150	199	0.98%	128	1.23%
100	133	0.66%	85	0.82%
50	66	0.33%	43	0.41%
Static
(50)	(66)	-0.33%	(43)	-0.41%
(100)	(132)	-0.65%	(85)	-0.82%
(150)	(199)	-0.98%	(128)	-1.23%
(200)	(265)	-1.31%	(170)	-1.63%

Net Non Trading Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2015		As of December 31, 2014
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	(305)	-1.51%	(155)	-1.49%
150	(229)	-1.13%	(117)	-1.12%
100	(153)	-0.76%	(78)	-0.75%
50	(76)	-0.38%	(40)	-0.38%
Static
(50)	95	0.47%	52	0.50%
(100)	190	0.94%	104	1.00%
(150)	286	1.41%	156	1.50%
(200)	381	1.88%	208	2.00%

(1)	Net interest of the first year.

Limit on the Net Present Value of Assets and Liabilities

The net present value of assets and liabilities is also calculated on a monthly basis and taking into account the assets and liabilities of Banco Galicia’s consolidated balance sheet.

In fiscal year 2015, the methodology used for calculating the risk of interest rate from the perspective of the net present value was modified.

The net present value of the consolidated assets and liabilities, as mentioned, is calculated for a “base” scenario in which the listed securities portfolio is discounted using interest rates obtained according to yield curves determined based on the market yields of different reference bonds denominated in Pesos, in Dollars and adjusted by the CER. Yield curves for unlisted assets and liabilities are also created using market interest rates. The net present value of assets and liabilities is also calculated for a “critical” scenario, obtained by means of a significant number of statistical simulations on the interest rate evolution path, as a consequence of the exposure to interest rate risk shown on the balance sheet structure.

The economic capital is obtained from the resulting difference between the “critical” and “base” scenarios, considering a 99.5% degree of accuracy.

The limit on the exposure to interest rate risk, in terms of the difference between the net present value of assets and liabilities in the “base” scenario and in the “critical” scenario cannot exceed 15% of the consolidated RPC. As of the fiscal year-end for 2015, the VaR (Value at Risk) was -13.6% of the RPC.

Foreign Exchange Rate Risk

Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and Banco Galicia’s net financial income resulting from the revaluation of Banco Galicia’s assets and liabilities denominated in foreign currency. The impact of variations in the exchange rate on Banco Galicia’s net financial income depends on whether Banco Galicia has a net asset foreign currency position (the amount by which foreign currency denominated assets exceed foreign currency denominated liabilities) or a net liability foreign currency position (the amount by which foreign currency denominated liabilities exceed foreign currency denominated assets). In the first case an increase/decrease in the exchange rate results in a gain/loss, respectively. In the second case, an increase/decrease results in a loss/gain, respectively. Banco Galicia has established limits for its consolidated foreign currency mismatches for the asset and liability positions of -10% (minus 10%) of Banco Galicia’s RPC. At the end of the fiscal year, Banco Galicia’s net asset position in foreign currency represented 14.8%.

As of December 31, 2015, Banco Galicia had a net asset foreign currency position of Ps.2,087 million (equal to US$160 million) after adjusting its on-balance sheet net liability position of Ps.814 million (US$63 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.2,901 million (US$223 million), recorded off-balance sheet.

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

The tables below show the effects of changes in the exchange rate of the Peso vis-à-vis the Dollar on the value of Banco Galicia’s foreign currency net asset position as of December 31, 2015, 2014 and 2013. As of these dates, the breakdown of Banco Galicia’s foreign currency net asset position into trading and non-trading is not presented, as Banco Galicia’s foreign currency trading portfolio was not material.

	Value of Foreign Currency Net Position as of December 31, 2015
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	2,920		833	40
30%	2,713		626	30
20%	2,504		417	20
10%	2,296		209	10
Static	2,087	(2)	—	—
(10)%	1,878		(209)	(10)
(20)%	1,670		(417)	(20)
(30)%	1,461		(626)	(30)
(40)%	1,254		(833)	(40)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position as of December 31, 2014
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	2,127		608	40
30%	1,975		456	30
20%	1,823		304	20
10%	1,671		152	10
Static	1,519	(2)	—	—
(10)%	1,367		(152)	(10)
(20)%	1,215		(304)	(20)
(30)%	1,063		(456)	(30)
(40)%	911		(608)	(40)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position as of December 31, 2013
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	8,194		2,341	40
30%	7,609		1,756	30
20%	7,024		1,171	20
10%	6,438		585	10
Static	5,853	(2)	—	—
(10)%	5,268		(585)	(10)
(20)%	4,682		(1,171)	(20)
(30)%	4,097		(1,756)	(30)
(40)%	3,512		(2,341)	(40)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

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

The table below shows the composition of Banco Galicia’s shareholders’ equity by currency and type of principal adjustment, that is Banco Galicia’s assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER, as of December 31, 2015.

	As of December 31, 2015
	Assets	Liabilities	Gap
	(In millions of Pesos)
Financial Assets and Liabilities	149,495	139,761	9,734
Pesos - Adjusted by CER	686	12	674
Pesos - Unadjusted	121,572	111,698	9,874
Foreign Currency (1)	27,237	28,051	(814)
Other Assets and Liabilities	11,055	6,977	4,078

Total Gap	160,550	146,738	13,812

Adjusted for Forward Transactions Recorded in Memo Accounts
Financial Assets and Liabilities	149,495	139,761	9,734
Pesos - Adjusted by the CER	686	12	674
Pesos - Unadjusted, Including Shareholders’ Equity (2)	97,487	90,450	7,037
Foreign Currency (1) (2)	51,322	49,299	2,023
Other Assets and Liabilities	11,055	6,977	4,078

Total Adjusted Gap	160,550	146,738	13,812

(1)	In Pesos, at an exchange rate of Ps.13.005 per US$1.
(2)	Adjusted for forward sales and purchases of foreign exchange, without delivery of underlying assets and recorded in Memorandum Accounts.

As of December 31, 2015, considering the adjustments from forward transactions recorded under memorandum accounts, Banco Galicia had net asset positions in Foreign Currency, and in Pesos Adjusted and Non-adjusted by CER.

The paragraphs below describe the composition of the different currency mismatches as of December 31, 2015.

Peso-denominated Assets and Liabilities Adjusted by CER

At December 31, 2015, the Bank had a net asset position of Ps.674 million, mainly made up of Ps.686 million corresponding to the participation certificate in Galtrust I Financial Trust.

The limit established for the CER-adjusted mismatch is at 100% and at -25% (minus 25%) of the Bank’s RPC for the net asset position and the net liability position, respectively. At December 31, 2015, the asset position in Pesos adjusted by CER accounted for 4.8% of the Bank’s RPC.

Assets and Liabilities Denominated in Foreign Currency

The Bank’s assets denominated in foreign currency were mainly comprised of the following: (i) cash and balances held at the Argentine Central Bank and correspondent banks for Ps.17,654 million, (ii) Ps.5,198 million corresponding to holdings of government bonds and (iii) loans to the non-financial private sector and residents abroad for Ps.3,208 million (principal and interest, net of allowances).

The Bank’s liabilities denominated in foreign currency consisted mainly of: (i) deposits for Ps.14,377 million (principal, interest and exchange-rate differences), (ii) Ps.9,106 million of subordinated and unsubordinated notes issued by Banco Galicia and the Regional Credit Card Companies, (iii) debt with international banks and credit agencies for Ps.1,408 million and (iv) Ps.2,081 million in connection with collections for third parties.

A net asset position of Ps.814 million stems from the consolidated balance sheet. Furthermore, forward transactions in foreign currency without delivery of the underlying asset for a notional value of Ps.2,837 million were recorded in memorandum accounts. Therefore, as of that date, the Bank’s net position in foreign currency adjusted to reflect these transactions was an asset position of Ps.2,023 million, equivalent to US$156 million.

Banco Galicia has set limits as regards foreign-currency mismatches at -10% (minus 10%) of the Bank’s RPC for its net asset position and its short position, respectively. At the end of the fiscal year, Banco Galicia’s net asset position in foreign currency represented 14.4% of its RPC.

Non-Adjusted Peso-Denominated Assets and Liabilities

The Bank’s non-adjusted Peso-denominated assets were mainly comprised of the following: (i) loans to the non-financial private sector for Ps.94,380 million (principal plus interest, net of allowances), (ii) cash and balances held at the Argentine Central Bank and correspondent banks for Ps.14,713 million (including the balance of escrow accounts), (iii) Ps.6,606 million corresponding to the holdings of securities issued by the Argentine Central Bank, (iv) Ps.3,240 million corresponding to holdings of Bonar 2016, Bonar 2017 and Bonar 2019 Bonds, (v) Ps.1,910 million corresponding to negotiable obligations and (vi) Ps.602 million corresponding to debt securities and participation certificates in various financial trusts.

Banco Galicia’s non-adjusted Peso-denominated liabilities were mainly comprised of the following: (i) deposits for Ps.85,791 million (principal plus interest), (ii) liabilities with stores in connection with Banco Galicia’s credit card activities and the Regional Credit Card Companies for Ps.15,316 million, (iii) Ps.3,914 million corresponding to notes issued by the Regional Credit Card Companies and CFA and (iv) Ps.1,391 million in liabilities with local financial institutions (almost all corresponding to the Regional Credit Card Companies).

The net asset position in non-adjusted Peso-denominated assets and liabilities was of Ps.6,973 million at fiscal year-end 2015.

Other Assets and Liabilities

In the category “Other Assets and Liabilities”, the assets were mainly comprised of the following: (i) premises and equipment, miscellaneous and intangible assets for Ps.4,838 million, and (ii) miscellaneous receivables for Ps.2,091 million.

Liabilities mainly included Ps.3,979 million recorded under “Miscellaneous Liabilities”, and allowances for other contingencies for Ps.456 million.

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

Banco Galicia’s policy requires that the Risk Management and Treasury Divisions agree on the parameters under which the models work and establishes the maximum losses authorized for securities, foreign-currency, Argentine Central Bank’s debt instruments and derivative products in a fiscal year. Maximum losses were established in:

Currency	Ps.57 million.
Fixed-income instruments	Ps.271 million.
Interest rate derivatives	Ps.25 million.

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

As of the fiscal year ended December 31, 2015, this exposure was 8.7%.

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

Thus, the Bank has the structure and resources needed to establish the profile of operational risk and adopt, when appropriate, the pertinent corrective policies, in compliance with the regulations established by the Argentine Central Bank related to the management of operational risk in financial institutions.

The determination of minimum capital requirements for operational risk is carried out in accordance with the rules of the Argentine Central Bank.

The management of the operational risks also helps to improve the quality of the service provided to our clients.

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

Fees and Direct and Indirect Payments Made by the Depositary to Us

Past Fees and Payments

Grupo Financiero Galicia received a payment of US$270,898 for fiscal year 2015, US$289,174 for 2014 and US$257,884 for 2013 in relation to continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), accounting fees and legal fees.

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

We expect to receive a similar reimbursement from the depositary for expenses for the fiscal year ending December 31, 2016 to the one we received for the fiscal year ended December 31, 2015.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures.

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended). We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with or submit to the SEC under the Exchange Act, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and is communicated to our management, including our CEO and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosure. Our CEO and Chief Financial Officer concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to provide reasonable assurance of their reliability. Notwithstanding the effectiveness of our disclosure controls and procedures, these disclosure controls and procedures cannot provide absolute assurance of achieving their objectives because of their inherent limitations. Disclosure controls and procedures are processes that involve human diligence and compliance and are subject to error in judgment. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by our disclosure controls and procedures.

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

2) Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework 2013.

3) Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2015.

4) Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2015, as stated in their report to our consolidated financial statements.

(c) See Item 18. “Financial Statements-Report of the Independent Registered Public Accounting Firm” for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2015.

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

We have adopted a code of ethics (for Grupo Financiero Galicia and its main subsidiaries) in accordance with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. We did not modify our code of ethics during the fiscal year ended December 31, 2015. In addition, we did not grant any waivers to our code of ethics during the fiscal year ended December 31, 2015. In June 2009, we adopted a Code of Good Practice in Corporate Governance in accordance with Argentine legal requirements that received minor modifications in 2014 and 2015. On May 23, 2012 the CNV issued Rule No. 606 (modifying Rule No. 516) which established new standards for the filing of the Code of Good Practices in Corporate Governance. Our code of ethics and our code of corporate governance good practices are attached hereto as Exhibits 11.1 and 11.2.

Item 16.C.	Principal Accountants’ Fees and Services

The following table sets forth the total amount billed to us by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2015 and 2014.

	2015	2014
	(In thousands of Pesos)
Audit Fees	25,031	23,108
Audit Related Fees	2,762	463
Tax Fees	2,227	1,555
All Other Fees	3,831	3,356

Total	33,851	28,482

Audit Fees

Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and U.S. GAAP requirements for the fiscal years ended December 31, 2015 and December 31, 2014.

Audit-Related Fees

Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in 2015 and 2014.

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

Report of the Independent Registered Public Accounting Firm as of and for the fiscal years ended December 31, 2015, 2014 and 2013.

Consolidated Balance Sheets as of December 31, 2015 and 2014.

Consolidated Statements of Income for the years ended December 31, 2015, 2014 and 2013.

Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2015, 2014 and 2013.

Notes to the Consolidated Financial Statements.

You can find our audited consolidated financial statements on pages F-1 to F-112 of this annual report.

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

Date: April 29, 2016

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Financiero Galicia S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Grupo Financiero Galicia S.A. and its subsidiaries (the “Company”) at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Management’s Annual Report on Internal Control over Financial Reporting appearing on Item 15.

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

April 29, 2016.

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	December 31,
	2015		2014
ASSETS
A. Cash and due from banks
Cash		7,288,153		4,369,380
Financial institutions and correspondents		23,546,510		12,589,825
Argentine Central Bank		23,106,877		12,466,435
Other local financial institutions		105,511		36,820
Foreign financial institutions		334,122		86,570

	Ps.	30,834,663	Ps.	16,959,205
B. Government and private securities
Holdings Recorded at Fair Value		2,376,386		2,446,230
Holdings Recorded at their Acquisition Cost plus the I.R.R.		1,389,617		316,773
Securities issued by the Argentine Central Bank		11,759,087		7,246,751
Investments in listed private securities		—		396

	Ps.	15,525,090	Ps.	10,010,150
C. Loans
To the non-financial public sector		17,705		15,556
To the financial sector		761,547		192,545
Interbank loans – (call money loans granted)		40,000		182
Other loans to domestic financial institutions		685,500		150,058
Accrued interest, adjustments and exchange rate differences receivable		36,047		42,305
To the non-financial private sector and residents abroad		101,125,473		69,015,019
Advances		8,548,542		3,986,633
Promissory notes		22,737,166		16,303,892
Mortgage loans		2,098,824		1,661,062
Pledge loans		486,891		499,971
Personal loans		9,259,159		6,995,637
Credit card loans		56,260,115		37,348,043
Other		924,741		1,598,476
Accrued interest, adjustments and quotation differences receivable		1,407,465		970,185
Documented interest		(596,853)		(348,222)
Unallocated collections		(577)		(658)
Allowances		(3,559,994)		(2,614,919)

	Ps.	98,344,731	Ps.	66,608,201
D. Other receivables resulting from financial brokerage
Argentine Central Bank		1,738,892		1,377,804
Amounts receivable for spot and forward sales to be settled.		290,795		135,408
Securities receivable under spot and forward purchases to be settled		765,288		250,822
Negotiable obligations without quotation		1,639,013		930,240
Premiums from bought options		41,027		—
Balances from forward transactions without delivery of principal		287,161		117,016
Other		3,488,301		4,172,412
Allowances		(189,709)		(186,089)

	Ps.	8,060,768	Ps.	6,797,613

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets - Continued

As of December 31, 2015 and 2014

(Expressed in thousands of Argentine pesos)

		December 31,
		2015		2014
ASSETS (Continued)
E.	Credits for leases
	Credits for leases		956,131		1,039,579
	Interest and adjustments		20,119		21,443
	Allowances		(18,158)		(13,059)

		Ps.	958,092	Ps.	1,047,963
F.	Equity investments
	In financial institutions		6,447		4,240
	Other		45,920		49,488
	Allowances		(636)		(1,933)

		Ps.	51,731	Ps.	51,795
G.	Miscellaneous receivables
	Receivables for assets sold		19,651		8,864
	Tax on minimum presumed income – Tax credit		10,230		8,446
	Other		2,692,286		1,861,635
	Other accrued interest and adjustments receivable		23,164		22,411
	Allowances		(175,878)		(140,840)

		Ps.	2,569,453	Ps.	1,760,516

H.	Bank premises and equipment	Ps.	2,079,085	Ps.	1,553,718

I.	Miscellaneous assets	Ps.	820,073	Ps.	404,312

J.	Intangible assets
	Goodwill		15,316		24,990
	Organization and development expenses		2,010,528		1,775,632

		Ps.	2,025,844	Ps.	1,800,622

K.	Unallocated items		58,963		13,564

L.	Other Assets		419,510		306,819

	Total Assets	Ps.	161,748,003	Ps.	107,314,478

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets - Continued

As of December 31, 2015 and 2014

(Expressed in thousands of Argentine pesos)

		December 31,
		2015		2014
	LIABILITIES AND SHAREHOLDERS’ EQUITY
M.	Deposits
	Non-financial public sector	Ps.	630,401	Ps.	1,674,488
	Financial sector		26,961		34,612
	Non-financial private sector and residents abroad		99,381,871		62,956,937
	Current accounts		19,212,256		15,281,662
	Saving accounts		27,451,942		16,897,334
	Time deposits		50,847,541		29,509,765
	Investment accounts		395,189		250,951
	Other		649,174		469,506
	Accrued interest and quotation differences payable		916,769		547,719

		Ps.	100,039,233	Ps.	64,666,037
N.	Other liabilities resulting from financial brokerage
	Argentine Central Bank		7,033		7,478
	Other		7,033		7,478
	Bank and international entities		1,262,381		717,287
	Unsubordinated negotiable obligations		9,261,471		7,869,526
	Amounts payable for spot and forward purchases to be settled		764,898		250,636
	Securities to be delivered under spot and forward sales to be settled		294,548		136,945
	Premiums from Options Written		15,427		—
	Loans from domestic financial institutions		1,388,903		1,100,311
	Interbank loans		127,100		3,000
	Other loans from domestic financial institutions		1,244,269		1,080,386
	Accrued interest payable		17,534		16,925
	Balances from forward transactions without delivery of underlying asset to be settled		1,266,014		118,218
	Amounts payable to merchants		15,316,255		10,893,132
	Other		7,472,703		4,053,408
	Accrued interest and quotation differences payable		279,267		254,428

		Ps.	37,328,900	Ps.	25,401,369
O.	Miscellaneous liabilities
	Directors’ and Syndics’ fees		38,713		28,098
	Other		4,403,400		3,352,566

		Ps.	4,442,113	Ps.	3,380,664

P.	Provisions		481,596		365,783
Q.	Subordinated negotiable obligations		3,300,516		2,065,815
R.	Unallocated items		75,436		39,924
S.	Other Liabilities		488,073		367,436
T.	Non-controlling interests		1,107,315		781,026

	Total Liabilities	Ps.	147,263,182	Ps.	97,068,054

	SHAREHOLDERS’ EQUITY		14,484,821		10,246,424

	Total Liabilities and Shareholders’ Equity	Ps.	161,748,003	Ps.	107,314,478

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Income

For the fiscal years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

		December 31,
		2015		2014		2013
A.	Financial income
	Interest on cash and due from banks	Ps.	—	Ps.	4	Ps.	17
	Interest on loans granted to the financial sector		85,681		163,678		102,486
	Interest on advances		1,870,336		1,570,043		911,887
	Interest on promissory notes		5,031,904		3,758,362		2,499,879
	Interest on mortgage loans		367,566		321,139		208,576
	Interest on pledge loans		87,808		83,590		59,972
	Interest on credit card loans		9,257,193		6,567,266		4,308,803
	Interest on financial leases		225,819		217,218		185,680
	Interest on other loans		3,299,417		3,449,740		3,100,396
	Interest on other receivables resulting from financial brokerage		99,314		170,870		86,323
	Net income from government and corporate securities		4,323,266		2,448,362		939,082
	Income from secured loans – Decree No. 1387/01		3,643		3,780		2,492
	Net income from options		91,605		—		—
	Consumer price index adjustment (CER)		4,341		1,400		904
	Exchange rate differences on foreign currency		—		12,651		—
	Other		1,096,275		1,091,993		669,164

		Ps.	25,844,168	Ps.	19,860,096	Ps.	13,075,661
B.	Financial expenses
	Interest on saving account deposits		3,182		2,028		4,927
	Interest on time deposits		8,507,743		6,493,769		3,746,347
	Interest on interbank loans		40,982		20,504		15,788
	Interest on financing from the financial sector		86,169		128,025		93,471
	Interest on other liabilities resulting from financial brokerage		1,825,749		1,516,997		945,626
	Interest on subordinated obligations		373,998		310,056		156,150
	Other interest		182,640		81,186		28,335
	Net expenses for options		—		—		2,487
	Consumer price index adjustment		282		377		125
	Contributions made to Deposit Insurance Fund		497,258		151,450		75,235
	Exchange rate differences on foreign currency		187,836		—		152,581
	Other		1,696,493		1,616,286		948,983

		Ps.	13,402,332	Ps.	10,320,678	Ps.	6,170,055
	Gross brokerage margin		12,441,836		9,539,418		6,905,606
C.	Loan loss provisions		2,214,240		2,411,250		1,776,255
D.	Income from services
	In relation to lending transactions		2,232,198		1,674,174		1,535,585
	In relation to borrowing transactions		1,834,293		1,249,613		899,379
	Other commissions		398,332		238,183		183,894
	Other		7,006,473		5,143,662		3,615,658

		Ps.	11,471,296	Ps.	8,305,632	Ps.	6,234,516
E.	Expenses for services
	Commissions		1,487,054		1,231,912		927,242
	Other		2,146,844		1,375,372		1,067,883

		Ps.	3,633,898	Ps.	2,607,284	Ps.	1,995,125

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Income - Continued

For the fiscal years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

		December 31,
		2015		2014		2013
F.	Administrative expenses
	Personnel expenses		7,086,485		5,199,661		4,289,804
	Directors’ and syndics’ fees		111,211		85,201		63,923
	Other fees		396,090		236,527		211,711
	Advertising and publicity		544,603		413,927		382,949
	Taxes		1,218,962		850,772		607,943
	Depreciation of bank premises and equipment		218,611		172,582		152,856
	Amortization of organization expenses		635,442		332,197		247,255
	Other operating expenses		1,529,353		1,143,316		904,103
	Other		1,163,945		787,173		567,750

		Ps.	12,904,702	Ps.	9,221,356	Ps.	7,428,294

	Net Income from financial brokerage	Ps.	5,160,292	Ps.	3,605,160	Ps.	1,940,448

G.	Income from Insurance activities	Ps.	1,801,404	Ps.	1,238,029	Ps.	904,895

H.	Non-controlling interests result	Ps.	(364,558)	Ps.	(229,910)	Ps.	(208,651)

I.	Miscellaneous income
	Net lncome from equity investments		100,126		213,380		123,710
	Default interests		328,882		306,723		210,150
	Loans recovered and allowances reversed		319,297		297,327		260,390
	Other		455,287		278,020		151,943

		Ps.	1,203,592	Ps.	1,095,450	Ps.	746,193

J.	Miscellaneous losses
	Default interests and charges in favor of the Argentine Central Bank		398		64		687
	Loan loss provisions for miscellaneous receivables and other provisions		448,659		209,958		212,171
	Amortization of differences arising from court resolutions		4,308		4,803		8,791
	Depreciation and losses from miscellaneous assets		3,433		987		880
	Amortization of goodwill		9,674		7,767		1,993
	Consumer price index adjustment		—		1		49
	Other		194,437		155,087		102,666

		Ps.	660,909	Ps.	378,667	Ps.	327,237

	Net Income before tax		7,139,821		5,330,062		3,055,648

K.	Income tax	Ps.	2,801,424	Ps.	1,992,272	Ps.	1,231,995

	Net Income for the fiscal year	Ps.	4,338,397	Ps.	3,337,790	Ps.	1,823,653

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Cash Flows

For the fiscal years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

	December 31,
	2015		2014		2013
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year		23,054,015		15,823,881		11,323,978
Cash and cash equivalents at the end of the year		42,975,265		23,054,015		15,823,881

Net increase in cash and cash equivalents	Ps.	19,921,250	Ps.	7,230,134	Ps.	4,499,903

Causes of changes in cash and cash equivalents
Cash Flow from operating activities
Net (payments) / collections related to:
Government and Private Securities		2,398,746		(1,097,152)		(60,870)
Loans
To the financial sector		(443,503)		425,142		(78,908)
To the non-financial public sector		4,084		85		(102)
To the non-financial private sector and foreign residents		(12,427,921)		2,273,221		(1,803,510)
Other receivables resulting from financial brokerage		1,176,179		742,311		(64,803)
Receivables from Financial Leases		312,919		298,654		(95,385)
Deposits
To the financial sector		(7,651)		12,511		(13,697)
To the non-financial public sector		(1,044,087)		(31,727)		454,681
To the non-financial private sector and foreign residents		23,627,782		5,698,207		6,356,650
Other liabilities from financial brokerage
Financing from the financial sector
Interbank Loans (call money loans received)		83,151		(123,004)		7,712
Others (except for liabilities included in Financing Activities)		7,809,635		4,013,978		2,403,488
Collections related to income from services		14,169,321		10,184,091		7,644,716
Payments related to expenses for services		(3,415,706)		(2,291,464)		(1,777,454)
Administrative expenses paid		(12,837,369)		(9,515,786)		(7,592,083)
Payment of organization and development expenses		(865,139)		(685,644)		(591,133)
Collection for penalty interests, net		328,882		306,723		209,463
Differences arising from court resolutions paid		(4,308)		(4,803)		(8,791)
Collection of dividends from other companies		66,174		76,347		39,058
Other Collections related to miscellaneous profits and losses		31,411		125,447		161,487
Net (payments) / collections for other operating activities
Other receivables and miscellaneous liabilities		(1,422,814)		(1,468,794)		(1,132,957)
Other operating activities, net		22,778		(313,289)		(45,767)
Payment of income tax / minimum presumed income tax		(1,937,591)		(1,110,114)		(516,229)

Net cash provided by operating activities	Ps.	15,624,973	Ps.	7,514,940	Ps.	3,495,566

Cash Flow from investing activities
Payments for bank premises and equipment, net		(740,313)		(284,117)		(258,161)
Payments for miscellaneous assets, net		(392,593)		(209,024)		(141,892)
Payments for equity investments		—		(49,376)		(38,775)
Other collections for investment activities		10,045		47,578		1,553

Net cash used in investing activities	Ps.	(1,122,861)	Ps.	(494,939)	Ps.	(437,275)

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Cash Flows - Continued

For the fiscal years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

	December 31,
	2015		2014		2013
Cash Flow from financing activities
Net collections / (payments) related to:
Unsubordinated negotiable obligations		(1,323,019)		(282,489)		138,081
Argentine Central Bank
Others		(445)		1,450		2,391
Banks and international entities		76,972		(235,854)		152,053
Subordinated negotiable obligations		(238,591)		(351,010)		(82,499)
Loans from local financial institutions		92,697		(367,714)		246,710
Distribution of dividends to minority shareholders		(36,800)		(29,900)		(20,125)
Distribution of dividends to shareholders		(100,000)		(38,595)		(24,350)

Cash Flow (used in) / provided by financing activities	Ps.	(1,529,186)	Ps.	(1,304,112)	Ps.	412,261

Effect of exchange rate changes on cash and cash equivalents		6,948,324		1,514,245		1,029,351

Net increase in cash and cash equivalents	Ps.	19,921,250	Ps.	7,230,134	Ps.	4,499,903

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

	Capital Stock		Paid in Capital		Inflation adjustments to Capital Stock and Paid in		Profit reserves				Accumulated Retained earnings		Total Shareholders’ Equity
					Capital		Legal		Other
Balance at December 31, 2012	Ps.	1,241,407	Ps.	606	Ps.	278,131	Ps.	133,254	Ps.	1,880,465	Ps.	1,336,215	Ps.	4,870,078

Distribution of retained earnings by the shareholders’ meeting on April 15, 2013
Legal Reserve		—		—		—		66,811		—		(66,811)		—
Discretionary Reserve		—		—		—		—		1,245,054		(1,245,054)		—
Cash Dividends		—		—		—		—		—		(24,350)		(24,350)
Increase due to Merger by the shareholders’ meeting on November 21,2013		58,858		218,990		—		—		—		—		277,848
Net Income for the year		—		—		—		—		—		1,823,653		1,823,653

Balance at December 31, 2013	Ps.	1,300,265	Ps.	219,596	Ps.	278,131	Ps.	200,065	Ps.	3,125,519	Ps.	1,823,653	Ps.	6,947,229

Distribution of retained earnings by the shareholders’ meeting on April 29, 2014
Legal Reserve		—		—		—		91,183		—		(91,183)		—
Discretionary Reserve		—		—		—		—		1,693,875		(1,693,875)		—
Cash Dividends		—		—		—		—		—		(38,595)		(38,595)
Net Income for the year		—		—		—		—		—		3,337,790		3,337,790

Balance at December 31, 2014	Ps.	1,300,265	Ps.	219,596	Ps.	278,131	Ps.	291,248	Ps.	4,819,394	Ps.	3,337,790	Ps.	10,246,424

Distribution of retained earnings by the shareholders’ meeting on April 29 , 2015
Legal Reserve		—		—		—		24,432		—		(24,432)		—
Discretionary Reserve		—		—		—		—		3,213,358		(3,213,358)		—
Cash Dividends		—		—		—		—		—		(100,000)		(100,000)
Net Income for the year		—		—		—		—		—		4,338,397		4,338,397

Balance at December 31, 2015	Ps.	1,300,265	Ps.	219,596	Ps.	278,131	Ps.	315,680	Ps.	8,032,752	Ps.	4,338,397	Ps.	14,484,821

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

The detail of subsidiaries of the Company and respective ownership interest are as follows:

Name	December 31,
	2015	2014
Net Investment S.A.	100.00%	100.00%
Galicia Warrants S.A.	100.00%	100.00%
Sudamericana Holding S.A.	100.00%	100.00%
Compañía Financiera Argentina S.A. (CFA)	100.00%	100.00%
Banco de Galicia y Buenos Aires S.A.	100.00%	100.00%
Banco Galicia Uruguay S.A. (in Liquidation )	100.00%	100.00%
Galicia Administradora de Fondos S.A.	100.00%	100.00%
Tarjetas Regionales S.A.	77.00%	77.00%
Tarjetas del Mar S.A.	60.00%	60.00%
Cobranzas y Servicios S.A.	100.00%	100.00%
Procesadora Regional S.A.	78.15%	78.15%
Galicia Valores S.A.	100.00%	100.00%
Tarjeta Naranja S.A.	77.00%	77.00%
Tarjetas Cuyanas S.A.	77.00%	77.00%
Cobranzas Regionales S.A.	77.00%	77.00%

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

Certain required disclosures under Argentine Banking GAAP have not been presented herein since they are not material to the accompanying financial statements. In addition, certain presentations and disclosures have been included in the accompanying financial statements to comply with the United States Securities and Exchange Commission´s regulations for foreign private issuers.

Certain reclassifications of the prior year´s information have been made to conform to the current year’s presentation. Such reclassifications do not have a significant impact on the Group´s financial statements.

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

2.3 Presentation of Financial Statements in Constant Argentine Pesos.

Argentine GAAP in effect in the Autonomous City of Buenos Aires provides that financial statements shall be stated in constant currency, pursuant to the provisions of Technical Pronouncements Nos. 6 and 17 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), as amended by Technical Pronouncement No. 39, approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires on April 16, 2014, as well as interpretation No. 8 of the F.A.C.P.C.E. These GAAP measures provide that the adjustment for inflation shall be applied in an inflationary context, which is present when, among other considerations, there exists an accumulated rate of inflation reaching or exceeding 100% during three years, taking into consideration, for such purpose, the domestic wholesale price index published by the Argentine Institute of Statistics and Census. Financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003 (the adjustment for inflation having been discontinued from such date) pursuant to the provisions of Argentine GAAP in force in the Autonomous City of Buenos Aires and the requirements of Decree No. 664/03 of the National Executive Branch, Section 268 of General Resolution No. 7/2005 of the Corporation Control Authority, Communiqué “A” 3921 of the Argentine Central Bank and General Resolution No. 441/03 of the Comisión Nacional de Valores (the “National Securities Commission”, or the “CNV”). Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Although the variation of the index determined by Argentine GAAP does not determine the application of the adjustment for inflation, one should consider the existence of successive fluctuations in significant economic variables which took place during past fiscal years when reading and analyzing these financial statements.

2.4 Foreign Currency Assets and Liabilities.

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

As of December 31, 2015 and 2014, the Argentine Peso/US Dollar exchange rate was 13.005 and 8.552, respectively.

2.5 Government and Private Securities.

Government securities mainly represent obligations of the Argentine government or the Argentine Central Bank. Corporate securities included in this caption consist of listed corporate equity securities, mutual funds and listed debt securities.

Gains and losses and interest income on government and corporate securities are included as “Net Income from government and corporate securities” in the accompanying consolidated statement of income.

Government Securities

As of December 31, 2015 and 2014, the Bank records its holdings according to the following:

Holdings Recorded at Fair Value

These holdings include trading securities issued by the Argentine Government which are included in the volatilities or present value lists issued by the Argentine Central Bank.

These securities are valued at their closing price for each class of securities in the corresponding markets or at their present values, plus the value of amortization and/or interest coupons due and receivable. Unrealized gains and losses are reported in earnings.

The same criterion was applied to holdings of such securities used in loans, as guarantee, transactions to be settled and repo transactions, when appropriate.

Holdings Recorded at their Acquisition Cost plus the Interest Rate of Return (I.R.R.)

In this caption, the Group records the Argentine Saving Bond for Economic Development (BAADE) and other holdings of government securities in pesos and foreign currency, as they are not included in the volatilities or present value lists issued by the Argentine Central Bank.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

Securities Issued by the Argentine Central Bank

a) At Fair Value:

These holdings are included in the volatilities lists issued by the Argentine Central Bank, and therefore are valued at the closing price for each class of securities in the corresponding markets, plus the value of amortization and/or interest coupons due and receivable. Unrealized gains and losses are reported in earnings. The same criterion was applied to holdings of such securities used in loans, as guarantee, transactions to be settled and repo transactions, when appropriate.

b) At the Acquisition Cost plus the I.R.R.:

These holdings have been valued at their acquisition cost increased on an exponential basis according to their I.R.R., as they are not included in the volatilities lists issued by the Argentine Central Bank. The same criterion was applied to holdings of such securities used in loans, as guarantee, transactions to be settled and repo transactions, when appropriate.

Investments in listed private securities

These securities are recorded at fair value, and any difference between their book value and fair value is recognized as a gain or loss in the income statement.

2.6 Financial Trust Debt Securities and Participation Certificates.

Debt securities that are incorporated at par have been valued at their amortized cost. The remaining holdings in debt securities are recorded at cost plus the interest rate of return. Participation certificates in financial trusts are accounted for under the equity method.

2.7 Interest Income (Expense) Recognition.

For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis.

For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis, which provides for an increasing effective rate over the life of the loan or deposit.

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

For the years ended December 31, 2015, 2014 and 2013

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

For the years ended December 31, 2015, 2014 and 2013

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

2.12 Intangible Assets.

Intangible assets are valued at cost adjusted for inflation (as described in Note 2.3) less accumulated amortization. Intangible assets are amortized on a straight-line basis over 120 months for goodwill and over 60 months for organization and development costs. Under Argentine Banking GAAP, goodwill is no longer recognized as an asset when it is estimated that amounts of future income will not be sufficient to absorb the amortization of goodwill or when there are other reasons to presume that the amount of an investment made will not be recovered in full.

2.13 Shareholders´ Equity.

Shareholders’ Equity accounts have been adjusted for inflation following the procedure described in Note 2.3, except for the “Capital Stock” and “Paid-in Capital” accounts, which have been stated at their original values. The adjustment of these accounts was allocated to the “Inflation adjustments to capital stock and paid-in capital” account.

2.14 Minimum Presumed Income Tax and Income Tax.

Effective as of 1998, a Minimum Presumed Income Tax (“MPIT”) was established as a complementary component of income tax obligations. MPIT is a minimum taxation, which assesses at the tax rate of 1% of computable assets at fiscal year-end, according to Law No. 25063. Ultimately, the tax obligation will be the higher of MPIT or income tax. For financial entities, the taxable basis is 20% of their computable assets. If, in a fiscal year, the MPIT obligation exceeds the income tax liability, the surplus will be available as a credit against future income tax to be generated in any of the next ten fiscal years. The recognition of this right and its realization each stem from the ability to generate future taxable income sufficient to offsetting purposes.

The Bank has recognized the MPIT amount paid in the year and the accumulated amount paid in prior years as an asset for future tax deductions.

Based on the provisions set forth by the Argentine Central Bank, the Group recorded an asset related to the MPIT amounting to Ps.10,230 and Ps. 8,446 as of December 31, 2015 and 2014, respectively.

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities; therefore income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-bank subsidiaries recognized a deferred tax asset as of December 31, 2015 and 2014.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

As of December 31, 2015 and 2014, the Bank recorded liabilities for Ps.286,497 and Ps.202,465, respectively from its customers’ non-exchanged points under the caption “Miscellaneous Liabilities”.

2.16 Statements of Cash Flows and Cash Equivalents.

The consolidated statement of cash flows was prepared following the regulations prescribed by the Argentine Central Bank. Cash and cash equivalents include cash and due from banks and highly liquid investments with an original maturity of three months or less.

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertaken, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	December 31,
	2015	2014	2013
Cash and Due from Bank	30,834,663	16,959,205	12,560,345
Instruments Issued by the Argentine Central Bank	10,514,624	4,612,259	1,909,979
Reverse Repo Transactions with the Argentine Central Bank	14,286	16,768	—
Interbank Loans	40,000	182	179,000
Overnight Placements in Banks Abroad	232,351	261,118	586,123
Other Cash Placements	1,339,341	1,204,483	588,434

Cash and Cash Equivalents	42,975,265	23,054,015	15,823,881

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

3. Minimum Cash Requirements and Restricted Assets.

3.1 Pursuant to Argentine Central Bank regulations, Banco Galicia and CFA must maintain a monthly average liquidity level. Computable assets for complying with the minimum cash requirement are cash and the checking accounts opened at the Argentine Central Bank.

Banco Galicia and CFA have met the minimum cash requirement established by the Argentine Cental Bank.

The minimum cash requirement at the end of each fiscal year of Banco Galicia, the main subsidiary, was as follows (as measured in average daily balances):

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

	December 31,
	2015	2014
Peso balances	Ps.9,410,111	Ps.7,102,933
Foreign currency balances	6,113,423	2,608,994

3.2 Certain of the Group’s other assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	December 31,
	2015	2014
Funds and securities pledged under various arrangements	Ps.3,266,663	Ps.2,189,708
Shares on equity investments (*)	5,250	5,250
Deposits in the Argentine Central Bank, restricted under Argentine Central Bank regulations	2,445	2,681
Loans granted as collateral	917,144	618,767

Total	Ps.4,191,502	Ps.2,816,406

(*)	Shares over which transferability is subject to prior approval of the National or Provincial authorities, as applicable, under the terms of certain concession contracts signed.

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

4. Interest-Bearing Deposits with Other Banks.

As of December 31, 2015 and 2014, the overnight foreign bank interest-bearing deposits included under the caption “Loans—Other” amounted to Ps. 232,351 and Ps. 261,118, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

5. Government and Private Securities.

Government and corporate securities consist of the following at the respective balance sheet dates:

	December 31,
	2015		2014
Government Securities

Holdings Recorded at Fair Value
- Government Bonds		2,376,386		2,446,230

Total Holdings Recorded at Fair Value	Ps.	2,376,386	Ps.	2,446,230

Holdings Recorded at their Acquisition Cost plus the I.R.R.
- Government Bonds		1,389,617		316,773

Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	Ps.	1,389,617	Ps.	316,773

Securities Issued by the Argentine Central Bank
- Argentine Central Bank Bills at Fair Value		6,166,440		3,581,267
- Argentine Central Bank Bills for Repo Transactions		—		16,768
- Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.		5,592,647		3,648,716

Total Securities Issued by the Argentine Central Bank		11,759,087		7,246,751

Total Government Securities	Ps.	15,525,090	Ps.	10,009,754

Investments in listed Private Securities
- Shares		—		396

Total Private Securities		—		396

Total Government and Private Securities	Ps.	15,525,090	Ps.	10,010,150

As of December 31, 2014, Securities issued by Argentine Central Bank sold under repurchase agreements amounted to Ps. 756, were recorded under the caption “Other Receivables resulting from financial brokerage”.

As of December 31, 2015, Securities issued by Argentine Central Bank sold under repurchase agreements amounted to Ps.134,317, were recorded under the caption “Other Receivables resulting from financial brokerage”.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

As of December 31, 2015 and 2014, the classification of the Group´s loan portfolio was as follows:

	December 31,
	2015		2014
Non-financial public sector	Ps.	17,705	Ps.	15,556
Financial sector (Argentine)		761,547		192,545
Non-financial private sector and residents abroad		101,125,473		69,015,019
- With preferred guarantees		2,988,119		2,694,778
- With other guarantees		13,189,545		9,462,570
- Unsecured		84,947,809		56,857,671

Subtotal		101,904,725		69,223,120

Allowance for loan losses (See Note 7)		(3,559,994)		(2,614,919)

Total	Ps.	98,344,731	Ps.	66,608,201

The Bank also records its loan portfolio by industry segment. The following industry segments comprised the most significant loan concentrations as of December 31, 2015 and 2014, respectively:

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

	December 31,
	2015	2014
Consumer	57.9%	57.4%
Manufacturing	12.8%	13.4%
Primary Products	13.0%	13.9%
Services	5.7%	5.0%
Wholesale Trade	5.3%	5.4%
Retail Trade	3.3%	3.2%
Construction	1.0%	1.0%
Financial Sector	1.0%	0.7%

7. Allowance for Loan Losses.

The activity in the allowance for loan losses for the fiscal years ended December 31, 2015, 2014 and 2013, was as follows:

	December 31,
	2015		2014		2013
Balance at beginning of year	Ps.	2,614,919	Ps.	2,128,647	Ps.	1,731,954
Provision charged to income		2,128,158		2,339,264		1,700,450
Allowances reversed		—		(1,000)		—
Foreign exchange effect and other adjustments		19,536		(11,901)		—
Loans charged off		(1,202,619)		(1,840,091)		(1,303,757)

Balance at end of year	Ps.	3,559,994	Ps.	2,614,919	Ps.	2,128,647

Certain uncollectible loans, principally small loans, are charged directly to income and are not reflected in the activity in the allowance for loan losses. The charge to “Loan loss provisions” line in the accompanying statements of income is as follows:

	December 31,
	2015		2014		2013
Provisions charged to income	Ps.	2,128,158	Ps.	2,339,264	Ps.	1,700,450
Direct charge-offs		65,833		47,314		58,020
Other receivable losses		15,150		20,891		14,187
Financial leases		5,099		3,781		3,598

	Ps.	2,214,240	Ps.	2,411,250	Ps.	1,776,255

The Bank has entered into certain renegotiations with customers. The Bank has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements amounted to Ps. 89,906, Ps. 87,529 and Ps. 96,479 as of December 31, 2015, 2014 and 2013, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

8. Other Receivables Resulting from Financial Brokerage.

The composition of other receivables from financial brokerage, by type of guarantee, is as follows:

	December 31,
	2015		2014
Preferred guarantees, including deposits with the Argentine Central Bank	Ps.	1,742,364	Ps.	1,477,260
Other guarantees		1,652		1,446
Unsecured		6,506,461		5,504,996
Less: Allowance for doubtful accounts		(189,709)		(186,089)

	Ps.	8,060,768	Ps.	6,797,613

The breakdown of the caption “other” included in the balance sheet was as follows:

	December 31,
	2015		2014
Mutual funds	Ps.	599,134	Ps.	1,363,824
Galtrust I Participation Certificates		685,915		788,163
Other participation certificates and debt securities in financial trusts		808,650		1,101,434
Accrued commissions		86,198		77,415
Other financings		442,191		99,174
Others		866,213		742,402

	Ps.	3,488,301	Ps.	4,172,412

9. Equity Investments.

Equity investments in other companies consisted of the following as of the respective balance sheet dates:

	December 31,
	2015		2014
In Financial Institutions, complementary and authorized activities
Prisma Medios de Pagos S.A (Ex – VISA Argentina S.A.)		7,836		7,836
Mercado de Valores de Buenos Aires S.A.		2,749		8,140
Banco Latinoamericano de Exportaciones S.A		6,447		4,240
Others		829		829

Total equity investments in Financial Institutions, complementary and authorized activities	Ps.	17,861	Ps.	21,045

In Non-financial Institutions
Electrigal S.A	Ps.	5,455	Ps.	5,455
Aguas Cordobesas S.A		8,911		8,911
Distrocuyo S.A.		3,955		3,955
Nova Re Compañía Argentina de Reaseguros S.A.		14,956		12,979

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

	December 31,
	2015		2014
Other		1,229		1,383

Total equity investments in non-financial institutions	Ps.	34,506	Ps.	32,683

Allowances	Ps.	(636)	Ps.	(1,933)

Total Equity investments	Ps.	51,731	Ps.	51,795

10. Miscellaneous receivables – Others.

As of December 31, 2015 and December 31, 2014, the breakdown of “Miscellaneous Receivables—Others” was as follows:

	December 31,
	2015		2014
Sundry Debtors	Ps.	391,962	Ps.	462,365
Deposits as Collateral(*)		1,425,883		734,689
Tax Advances		577,202		475,620
Payments in Advance		201,865		155,224
Others		95,374		33,737

	Ps.	2,692,286	Ps.	1,861,635

(*)	Involving transactions carried out at RO.F.EX. and at M.A.E and debit /credit cards transactions.

11. Bank Premises and Equipment, Intangible Assets and Miscellaneous Assets.

The major categories of Grupo Financiero Galicia´s premises and equipment and accumulated depreciation, as of December 31, 2015 and 2014, were as follows:

	December 31,
	2015		2014
Land and buildings	Ps.	1,903,121	Ps.	1,455,854
Furniture and fittings		455,189		391,075
Machinery and equipment		1,081,394		861,103
Vehicles		22,413		17,761
Others		10,543		8,469
Accumulated depreciation		(1,393,575)		(1,180,544)

	Ps.	2,079,085	Ps.	1,553,718

Depreciation expense recorded for the fiscal years ended December 31, 2015, 2014 and 2013, was Ps. 218,611, Ps. 172,582 and Ps. 152,856, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

The major categories of intangible assets as of December 31, 2014 and 2013 were as follows:

	December 31,
	2015	2014
Goodwill, net of accumulated amortization of Ps.34,149 and Ps. 24,475, respectively	Ps.15,316	Ps.24,990
Organization and development expenses, net of accumulated amortization of Ps.1,555,116 and Ps. 1,839,448, respectively.	2,010,528	1,775,632

	Ps. 2,025,844	Ps.1,800,622

Total amortization expenses for the fiscal years ended December 31, 2015, 2014 and 2013, was Ps. 645,116, Ps. 339,964 and Ps. 249,248 respectively.

Organization and development expenses included software and the related implementation services purchased from third parties, with a net book value of Ps.1,738,706 and Ps.1,494,000 at December 31, 2015 and 2014, respectively.

The table below shows the components of goodwill by type of activity for the periods presented:

	December 31,
	2015		2014
Banking		15,316		24,990

	Ps.	15,316	Ps.	24,990

Miscellaneous assets consisted of the following as of December 31, 2015 and 2014:

	December 31,
	2015		2014
Construction in progress	Ps.	538,327	Ps.	202,405
Deposits on fixed asset purchases		105,109		37,440
Stationery and supplies		53,759		49,487
Real estate held for sale		1,102		3,224
Assets under leasing agreements		1,315		1,097
Land and Building		112,922		98,759
Others		7,539		11,900

	Ps.	820,073	Ps.	404,312

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

12. Allowances and Provisions.

Allowances on assets excluding loans and reserves for contingencies were as follows:

	December 31,
	2015		2014
Allowances against asset accounts:
Other receivables resulting from financial brokerage, for collection risk (a)		189,709		186,089
Credits for leases (a)		18,158		13,059
Equity investments in other companies (b)		636		1,933
Miscellaneous receivables, for collection risk (a)		175,878		140,840

Reserves for contingencies:
For severance payments (c)		18,999		11,041
Litigations (d)		156,641		140,013
Other contingencies (e)		241,782		131,167
Sundry liabilities arising from credit card activities (f)		24,940		26,611
Other commitments (g)		26,146		2,635
Differences arising from court deposit´s dollarization (h)		7,957		4,754
Negative Goodwill (i)		—		49,562
Penalties Imposed		5,131		—

Total reserves for contingencies	Ps.	481,596	Ps.	365,783

(a) Based upon an assessment of debtors´ performance, the economic and financial situation and the guarantees collateralizing their respective transactions.

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

(e) As of December 31, 2015 and 2014, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires (“Buenos Aires”), are in the process (in different degrees of completion) of conducting audits and assessments mainly regarding the Compensatory Bond issued by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

The Argentine Federal Court of Appeals in Administrative Matters granted Banco Galicia a preliminary injunction in an amount equal to the Compensatory Bond in Banco Galicia´s challenge of an assessment by the Buenos Aires tax authorities. The Argentine Supreme Court of Justice affirmed the opinion of the Argentine Federal Court of Appeals in Administrative Matters, and the Court of Appeals therefore ordered

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

the tax authority to refrain from starting tax enforcement proceedings or otherwise requesting precautionary measures for such purpose. Currently, a related appeal filed by the Bank against a decision issued in November 2013 by the Court of First Instance is pending before the Federal Administrative Court of Appeals in Administrative Matters.

As for other claims by the tax authorities of Buenos Aires, Banco Galicia joint the Regularization Regime for Tax Obligations in Default (Law No. 3,461 and regulations), which allowed for a total payment of interest and the cancellation of penalties with respect to tax assessments, Banco Galicia´s accession to such regime was notified to the appropriated judicial authorities under the respected dockets.

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

In July 2013, the Federal Tax Court notified the judgment sustaining the appeal filed by the company. Tax collection authorities later filed an appeal against the aforementioned judgment, which was answered by the company in December 2013. In May 2014, the Argentine Federal Court of Appeals in Administrative Matters rejected the appeal filed by the AFIP, thus confirming the judgment issued by the Federal Tax Court, which was favorable to Compañía Financiera Argentina S.A. In June 2014, the AFIP filed an appeal before the Argentine Supreme Court of Justice with regard to the amount of the fees determined for the intstitution’s attorneys which, if confirmed, shall be fully paid by the AFIP. Based on the information available at the date of these financial statements, the company considers the decision to be issued by the Argentine Supreme Court of Justice shall not be different from the judgments issued by the other courts that heard the case.

Provisions have been recognized when (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made.

As of December 31, 2015, Compañía Financiera Argentina S.A. has no provisions set up corresponding to this claim, while as of December 31, 2014, the company had provisions set up that amounted to Ps. 5,000.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

(f) Reserves for a guarantee of credit-card receivables and for the estimated liability for the insurance of the payment of credit-card balances in the event of the death of the credit-card holders.

At the date of these consolidated financial statements, the AFIP, Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in different degrees of completion, at the companies controlled by Tarjetas Regionales S.A. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.‘s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totals approximately Ps.15,212.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

Notwithstanding the foregoing, the companies have set up the provisions deemed appropriate pursuant to the evolution of each proceeding.

(g) Represents contingent commitments in connection with customers classified in categories other than the “normal” categories under Argentine Banking GAAP.

(h) Represents the difference between the amounts of deposits subject to pesification at Ps. 1.40 and such amounts at the exchange rate as of December 31, 2015.

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

The allocation to income of the negative goodwill is carried out on a straight-line basis over 60 months, taking into account Argentine Central Bank regulations on the subject. Therefore, the negative goodwill recorded for Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. was Ps. 49,562 as of December 31, 2014, net of amortizations. As of December 31, 2015, it was fully amortized.

Penalties Imposed on Banco Galicia and Summary Proceedings commenced by the Argentine Central Bank.

•	Penalties Imposed on Banco Galicia existing as of December 31, 2015:

Argentine Central Bank’s Financial Summary Proceedings No. 1308. Penalty notification date: October 28, 2013. Reason for the imposition of the penalty: Alleged non-compliance with the regulations on prevention of money laundering, due to lack of files and of customers’ awareness. Penalty amount and responsible individuals penalized (penalties): Banco Galicia Ps. 230; Daniel A. Llambías Ps. 220; Luis M. Ribaya Ps. 172; Antonio R. Garcés Ps. 169; Enrique M. Garda Olaciregui Ps. 126; Eduardo A. Fanciulli Ps. 126; Sergio Grinenco Ps. 120; Guillermo J. Pando Ps. 120; and Pablo Garat Ps. 70. Status of the proceedings: The individuals on whom penalties were imposed filed an administrative appeal against the aforementioned penalties, which is pending at the Division V of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

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

U.I.F.’s Summary Proceedings No. 68/09. Penalty notification date: February 25, 2010. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Act No. 25246. Penalty amount and responsible individuals penalized (penalties): Banco Galicia Ps. 2,242; Eduardo A. Fanciulli Ps. 812; Enrique M. Garda Olaciregui Ps. 1,429. Status of the proceedings: The individuals on whom penalties were imposed filed a direct appeal against the aforementioned penalties, which is pending at the Division I of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: As of December 31, 2015 and 2014, a provision for Ps. 4,483 and Ps.3,464, respectively, has been set up.

U.I.F.’s Summary Proceedings No. 213/12. Penalty notification date: May 6, 2014. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Section 24 of Act No. 25246. Penalty amount and responsible individuals penalized (penalties): Banco Galicia Ps. 324; Enrique M. Garda Olaciregui, Pablo M. Garat, Sergio Grinenco, Pablo Gutierrez, Guillermo J. Pando, Luis M. Ribaya y Antonio R. Garcés Ps. 324, jointly. Status of the proceedings: The individuals on whom penalties were imposed filed a direct appeal against the aforementioned penalties, which is pending at the Division III of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: As of December 31, 2015 and 2014, a provision for Ps.648 and Ps.257, respectively has been set up.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

•	Summary Proceedings Commenced by the Argentine Central Bank (with no Penalties) Pending as of December 31, 2015:

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

Summary Proceedings No. 6075, notified on January 26, 2015. Charges filed: Alleged infringement of Communiqué “A” 4940, “A” 4662 and “C” 51232 of the Argentine Central Bank upon carrying out eight foreign exchange transactions. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., Alejandro Antonelli, Sergio Lenzuen, Daniel B. Toloza, Ignacio J. Castro, José A. Petracca, Juan C. Litardo, Laura C. Cifala, Marcela R. Skrebutenas, María J. Baldatti, María V. Lema, Marina A. de Sierra, Matías L. Alvarez, Matías N. Abate, María B. Troitiño, Natalia Bortoli, Alejandro Schlimovich Ricciardi and Sandra P. Jaleh Camin.

Argentine Central Bank’s Financial Summary Proceedings 1454 – Record 101059/14, notified on September 16, 2015. Charges filed: Alleged infringement of Argentine Central Bank’s Communiqué “A” 5640. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., Sergio Grinenco, Pablo Gutierrez, Pablo M. Garat, Ignacio Abel Gonzalez, Guillermo J. Pando, Luis M. Ribaya, Raúl H. Seoane, Ignacio H. Villa Del Prat, Juan Agustín Nuñez, Ariel F. Phoyu, Walter R. Buono, Eduardo S. Coscueta, Sebastián Torriti and Jorge L. García. On September 30, 2015, a defense was filed with the Argentine Central Bank.

Summary Proceedings No. 6669. Notification date: December 29, 2015. Charges filed: Alleged commitment of the crimes set forth in Section 1, Subsection C), e) and f) of Law No. 19359 integrated into Argentine Central Bank’s Communiqué “A” 3471, 3826 and 5264. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., María José Baldatti de Iorio and Laura Cecilia Cifala.

Summary Proceedings No. 6681. Notification date: December 30, 2015. Charges filed: Alleged commitment of the crimes set forth in Section 1, Subsection C), e) and f) of Law No. 10959 integrated into point 1 of Communiqué “A” 5397 and 4.1 of Communiqué “A” 5264. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., María José Baldatti de Iorio, Roberto Fernandez and María Soledad Paz.

The provisioning criterion required by Communiqué “A” 5689 differs from that of the Argentine GAAP in force in the Autonomous City Buenos Aires. Banco de Galicia y Buenos Aires S.A. reserves the right to dispute the legitimacy of such Communiqué and file a claim for any damages its application could cause the Bank.

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

13. Other Liabilities Resulting from Financial Brokerage- Banks and International Entities, and Loans from Domestic Financial Institutions.

The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

	December 31,
	2015		2014
Description
Banks and International Entities
Contractual long-term Liabilities
Floating Rate Bank Loans 2019		21,685		13,563
Internacional Finance Corporation. (I.F.C.)		—		57,087
Other lines from foreign banks		134,096		140,129

Total long-term liabilities	Ps.	155,781	Ps.	210,779

Contractual short-term liabilities:
Other lines from foreign banks		1,106,600		506,508

Total short-term liabilities	Ps.	1,106,600	Ps.	506,508

Total Banks and International Entities	Ps.	1,262,381	Ps.	717,287

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Loans from Domestic Financial Institutions
Contractual long-term liabilities:
BICE (Banco de Inversión y Comercio Exterior)		115,256		60,796
Other lines from domestic banks		812,560		375,536

Total long-term liabilities	Ps.	927,816	Ps.	436,332
Contractual short-term liabilities:
Other lines from credit from domestic banks		461,087		663,979

Total short-term liabilities	Ps.	461,087	Ps.	663,979

Total Domestic Financial Institutions	Ps.	1,388,903	Ps.	1,100,311

TOTAL	Ps.	2,651,284	Ps.	1,817,598

Accrued interest on the above liabilities in the amount of Ps. 14,247 and Ps. 13,924 as of December 31, 2015 and 2014, respectively, are included in “Others” under the caption “Other Liabilities Resulting from Financial Brokerage” in the accompanying balance sheet.

As of December 31, 2015, maturities of the above long-term liabilities for each of the following five fiscal years and thereafter were as follows:

Contractual long-term Liabilities
2016	Ps.458,388
2017	474,055
2018	75,249
2019	51,393
2020	24,512
Thereafter	—

Ps.1,083,597

14. Other Liabilities Resulting from Financial Brokerage—Negotiable Obligations.

The amounts outstanding and the terms corresponding to outstanding negotiable obligations at the dates indicated were as follows, considering their original contractual terms:

			Annual	December 31,
	Currency	Maturity	Interest Rate	2015	2014
Negotiable Obligations (1)

Long-term liabilities:
9 % Notes Due 2003 (Semi-annual interest, principal payable at maturity)	US$	2003	9.00%	6,086	6,696
Banco Galicia- Due 2018 (Semi-annual interest, principal payable at maturity)	US$	2018	8.75%	3,794,400	2,555,412
Banco Galicia- Subordinated Due 2019 (Semi-annual interest, principal payable at maturity)	US$	2019	16.00%	3,300,516	2,065,815

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

			Annual	December 31,
	Currency	Maturity	Interest Rate	2015	2014
Tarjetas Cuyanas S.A. Class XII Series II (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 420 b.p.	—	172,020
Tarjetas Cuyanas S.A. Class XIII Series I (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 400 b.p.	—	173,537
Tarjetas Cuyanas S.A. Class XIV Series I (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 300 b.p.	—	54,273
Tarjetas Cuyanas S.A. Class XIV Series II (Interest quarterly, principal payable at maturity)	Ps.	2016	Badlar + 415 b.p.	113,200	143,809
Tarjetas Cuyanas S.A. Class XV (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 240 b.p.	—	133,470
Tarjetas Cuyanas S.A. Class XVI (Interest quarterly, principal payable at maturity)	Ps.	2016	Badlar + 340 b.p.	96,470	116,584
Tarjetas Cuyanas S.A. Class XVII (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 315 b.p.	—	155,925
Tarjetas Cuyanas S.A. Class XVIII (Interest quarterly, principal payable at maturity)	Ps.	2016	Badlar + 400 b.p.	114,000	113,891
Tarjetas Cuyanas S.A. Class XIX Series II (Quarterly interest, principal payable at maturity)	Ps.	2017	Badlar + 495 b.p.	69,056	—
Tarjetas Cuyanas S.A. Class XX (Quarterly interest, principal payable at maturity)	Ps.	2016	27.90% Badlar + 450 b.p.	257,100	—
Tarjetas Cuyanas S.A. Class XXI (Interest quarterly, principal payable at maturity)	Ps.	2017	27.50% Badlar + 450 b.p.	204,000	—

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

			Annual	December 31,
	Currency	Maturity	Interest Rate	2015	2014
Tarjetas Cuyanas S.A. Class XXII (Quarterly interest, principal payable at maturity)	Ps.	2017	Badlar + 425 b.p.	256,957	—
Tarjetas Naranja S.A. Class XXVI Series I (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 260 b.p.	—	138,101
Tarjetas Naranja S.A. Class XXVI Series II (Interest quarterly, principal payable at maturity)	Ps.	2016	Badlar + 399 b.p.	145,226	160,378
Tarjetas Naranja S.A. Class XXV Series I (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 289 b.p.	—	80,029
Tarjetas Naranja S.A. Class XXV Series II (Interest quarterly, principal payable at maturity)	Ps.	2016	Badlar + 415 b.p.	142,903	164,162
Tarjetas Naranja S.A. Class XXIV Series II (Interest quarterly, principal payable at maturity)	Ps.	2017	Badlar + 500 b.p.	33,467	33,278
Tarjetas Naranja S.A. Class XXVII Series I (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 272 b.p.	—	163,908
Tarjetas Naranja S.A. Class XXVII Series II (Interest quarterly, principal payable at maturity)	Ps.	2016	Badlar + 395 b.p.	120,088	149,614
Tarjetas Naranja S.A. Class XXIV Series I (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 400 b.p.	—	170,371

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

			Annual	December 31,
	Currency	Maturity	Interest Rate	2015	2014
Tarjetas Naranja S.A. Class XXVIII Series II (Quarterly interest, principal payable in 3 quotas)	Ps.	2017	Badlar + 450 b.p.	93,725	-
Tarjetas Naranja S.A. Class XXIX (Interest quarterly, principal payable at maturity)	Ps.	2017	27.75% Badlar + 450 b.p.	284,791	—
Tarjetas Naranja S.A. Class XXX (Interest quarterly, principal payable at maturity)	Ps.	2017	27.75% Badlar + 450 b.p	346,344	—
Tarjetas Naranja S.A. Class XXXI (Interest quarterly, principal payable at maturity)	Ps.	2017	27% Badlar + 450 b.p.	320,619	—
Tarjetas Naranja S.A. Class XIII (Interest fixed semi-annual interest, principal payable in 3 annual quotas )	US$	2017	9.00%	1,748,774	1,714,813
Tarjetas Naranja S.A. Class XXII Series II (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 375 b.p.	—	114,510
Tarjetas Naranja S.A. Class XXIII Series II (Interest quarterly, principal payable at maturity)	Ps.	2015	Badlar + 450 b.p.	—	152,272
CFA Class XV (Interest fixed, quarterly interest principal payable at maturity)	Ps.	2017	27,99% Badlar + 450 b.p.	194,045	—
CFA Class XIV (Quarterly interest, principal payable at maturity)	Ps.	2017	27,24% Badlar + 425 b.p.	227,066	—
CFA Class XIII Series II (Quarterly interest, principal payable at maturity)	Ps.	2016	Badlar + 440 b.p	74,793	74,925
CFA Class XII Series II (Quarterly interest, principal payable at maturity)	Ps.	2016	Badlar + 400 b.p	156,451	198,962

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

			Annual	December 31,
	Currency	Maturity	Interest Rate	2015	2014
CFA Class XI Series II (Quarterly interest, principal payable at maturity)	Ps.	2015	Badlar + 430 b.p	—	147,594
CFA Class X Series II (Quarterly interest, principal payable at maturity)	Ps.	2015	Badlar + 425 b.p	—	123,824
Grupo Financiero Galicia Class V Series I (Quarterly interest, principal payable at maturity)	Ps.	2015	Badlar + 425 b.p.	—	101,800
Grupo Financiero Galicia Class V Series II (Quarterly interest, principal payable at maturity)	Ps.	2017	Badlar + 525 b.p.	76,074	78,200
Grupo Financiero Galicia Class VI Series I (Quarterly interest, principal payable at maturity)	Ps.	2016	Badlar + 325 b.p.	115,991	139,688
Grupo Financiero Galicia Class VI Series II (Quarterly interest, principal payable at maturity)	Ps.	2017	Badlar + 425 b.p.	109,845	109,845
Grupo Financiero Galicia Class VII (Quarterly interest, principal payable at maturity)	Ps.	2017	27% / Badlar + 425 b.p.	160,000	—

TOTAL				Ps.12,561,987	9,707,706

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

			Annual	December 31,
	Currency	Maturity	Interest Rate	2015	2014
Short-term liabilities:

CFA Class XI Series I (Quarterly interest, principal payable at maturity)	Ps.	2015	Badlar + 297 b.p.	—	49,742
CFA Class XII Series I (Quarterly interest, principal payable at maturity)	Ps.	2015	Badlar + 247 b.p.	—	49,741
CFA Class XIII Series I (Quarterly interest, principal payable at maturity)	Ps.	2015	27.50% .	—	128,152
TOTAL		Ps.		—	227,635

Total Negotiable Obligations		Ps.		12,561,987	9,935,341

(1)	Only principal, except for Subordinated Obligations which include accrued interest for Ps. 244,483, and 153,023, as of December 31, 2015 and 2014, respectively.

As of December 31, 2015 and 2014, interest and principal on all of the above debt securities denominated in U.S. dollars were payable in U.S. dollars.

Accrued interest on the above liabilities for Ps.264,923 and Ps. 240,370 as of December 31, 2015 and 2014, respectively, was included in “Other” under the caption “Other Liabilities Resulting from Financial Brokerage” in the accompanying balance sheet.

Long-term negotiable obligations as of December 31, 2015 mature as follows:

Maturity Long Term
Past Due (*)	6,086
2016	2,486,984
2017	2,974,001
2018	3,794,400
2019	3,300,516
Thereafter	—

12,561,987

(*)	Corresponds to past due debt not yet restructured.

15. Balances in Foreign Currency.

The balances of assets and liabilities denominated in foreign currencies (principally in U.S. dollars) were as follows:

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

	December 31,
	2015		2014
Assets:
Cash and due from banks	Ps.	17,658,396	Ps.	8,006,938
Government and private securities		5,257,343		1,253,341
Loans		3,208,454		2,799,713
Other receivables resulting from financial brokerage		1,094,074		878,860
Credits for leases		21,651		23,835
Equity investments in other companies		6,594		4,390
Miscellaneous receivables		32,820		25,094
Unallocated items		19,191		87
Other assets		6,915		7,090

Total	Ps.	27,305,438	Ps.	12,999,348

Liabilities:
Deposits	Ps.	14,373,198	Ps.	4,822,285
Other liabilities resulting from financial brokerage		10,054,541		6,290,038
Miscellaneous liabilities		30,625		21,637
Subordinated Negotiable Obligations		3,300,516		2,065,815
Provisions		7,803		4,464
Unallocated items		8,595		95
Other Liabilities		826		7,248

Total	Ps.	27,776,104	Ps.	13,211,582

The Group covers its foreign currency mismatch through foreign currency futures transactions. These transactions are carried out through auto-regulated markets (MAE / ROFEX) and with customers.

16. Transactions with Related Parties.

The Group has granted loans to certain related parties including related officers, equity-method investees and consolidated companies. Total loans outstanding as of December 31, 2015 and 2014, amounted to Ps. 426,598 and Ps. 394,381, respectively, and the change from December 31, 2014 to December 31, 2015, reflects payments amounting to Ps. 87,869 and advances of Ps.119,237. Furthermore, there were foreign exchange differences of Ps. 849 on the above-mentioned portfolio between those dates.

Such loans were made in the ordinary course of business at normal credit terms, including interest rates and collateral requirements, and, in management’s opinion, such loans represent normal credit risk.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

17. Detail of Statement of Income Accounts.

	December 31,
	2015		2014		2013
Financial Income

Interest on other receivables resulting from financial brokerage:
Interest on purchased certificates of deposits		745		67,847		56,434
Advance payment leasing		50,688		49,060		17,699
Other		47,881		53,963		12,190

	Ps.	99,314	Ps.	170,870	Ps.	86,323

Other:
Premiums on forward purchases of Government securities under repos		97,190		37,624		12,538
Interest on pre-export and export financing		68,607		84,561		77,546
Result from other credits by financial brokerage		13,053		139,317		—
Net position of forward transactions in pesos		917,425		830,222		578,158
Other		—		269		922

		Ps.1,096,275	Ps.	1,091,993	Ps.	669,164

Financial Expenses

Interest on other liabilities resulting from financial brokerage:
Interest on negotiable obligations		1,471,835		1,174,736		713,392
Interest on other liabilities resulting from financial brokerage from other banks and international entities		353,914		342,261		232,234

		Ps.1,825,749	Ps.	1,516,997	Ps.	945,626

Other interest:
Interest for other deposits		181,489		77,048		23,026
Other		1,151		4,138		5,309

	Ps.	182,640	Ps.	81,186	Ps.	28,335

Other:
Premiums on repo transactions		52,054		24,173		13,711
Contributions and taxes on financial income		1,614,130		1,328,762		933,473
Net position of forward transactions in pesos		—		263,014		—
Other		30,309		337		1,799

		Ps.1,696,493	Ps.	1,616,286	Ps.	948,983

Income from services

Other:
Commissions on credit cards		5,263,898		3,685,519		2,611,441
Safety rental		192,749		167,125		124,030
Insurance premiums		420,111		292,676		287,181
Other		1,129,715		998,342		593,006

		Ps.7,006,473	Ps.	5,143,662	Ps.	3,615,658

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

	December 31,
	2015		2014		2013
Expenses from services

Other:
Gross revenue taxes		793,024		606,436		421,807
Linked with credit cards		659,566		325,568		340,477
Other		694,254		443,368		305,599

	Ps.	2,146,844	Ps.	1,375,372	Ps.	1,067,883

Administrative expenses

Other operating expenses:
Rentals		334,494		293,180		223,152
Electricity and communications		307,500		248,968		217,006
Maintenance and repair expenses		351,997		204,569		163,015
Security Services		401,632		292,606		217,836
Other operating expenses		133,730		103,993		83,094

	Ps.	1,529,353	Ps.	1,143,316	Ps.	904,103

Miscellaneous income

Other:
Income from Sale of Bank Premises and Equipment		10,139		3,325		769
Income from Transactions with Miscellaneous Assets		24,562		4,911		2,686
Leases		2,388		2,356		2,071
Adjustments and Interest on miscellaneous receivables		234,508		152,913		61,177
Others		183,690		114,515		85,240

	Ps.	455,287	Ps.	278,020	Ps.	151,943

Miscellaneous losses

Other:
Adjustment to Interest on Miscellaneous Liabilities		1,134		781		902
Donations		33,338		23,410		17,847
Turnover Tax		24,940		17,435		10,399
Claims		42,810		37,617		28,252
Administrative, disciplinary and criminal penalties		1,418		—		—
Others		90,797		75,844		45,266

	Ps.	194,437	Ps.	155,087	Ps.	102,666

18. Income Taxes.

Income tax for the fiscal years ended December 31, 2015, 2014 and 2013, amounted to Ps. 2,801,424, Ps. 1,992,272 and Ps. 1,231,995, respectively. The statutory income tax rate for all the fiscal years presented was 35%.

As of December 31, 2015 and 2014, the consolidated Group’s MPIT available to credit against future income tax amounts to Ps. 10,230 and Ps. 8,446, respectively, and is recognized as Miscellaneous Receivables in the consolidated balance sheet.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

The breakdown of outstanding tax credits and their probable expiration dates are detailed below:

Date of Generation	Tax Credit as of December 31,		Expiration Date
	2015	2014
2004	—	10	2014
2005	76	76	2015
2006	148	148	2016
2007	319	318	2017
2008	363	363	2018
2009	583	583	2019
2010	1,629	1,629	2020
2011	1,458	1,458	2021
2012	1,714	1,714	2022
2013	1,881	2,135	2023
2014	2,306	3,659	2024
2015	4,460	—	2025

	14,937	12,093

Provisions	(4,707)	(3,647)

Total	10,230	8,446

19. Shareholders´ Equity and Restrictions Imposed on the Distribution of Dividends.

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

The Argentine Central Bank sets rules for the conditions under which financial institutions can make the distribution of profits. According to the new scheme, profits can be distributed as long as results of operations are positive after deducting not only the Reserves, that may be legally and statutorily required, but also the following items from Unappropriated Retained Earnings: the difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Moreover, in order for a financial institution to be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital. For these purposes, this shall be done by deducting from its assets and Unappropriated Retained Earnings all the items mentioned in the paragraph above.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

Through Board of Directors’ Resolution No. 4, the Argentine Central Bank decided that the Bank be considered, for all purposes, a Domestic Systemically Important Bank (D-SIB). Consequently, for the calculation of the distribution of profits, an additional capital requirement equivalent to 1% of the risk-weighted assets shall be complied with as from December 2014 and up to this fiscal year-end.

Since January 2016, the Argentine Central Bank determined that banks shall meet an additional capital conservation buffer apart from the minimum capital requirement with regard to risk-weighted assets. This shall be made up only of Tier 1 Common Capital, net of deductible items. This capital conservation buffer shall be met gradually, within the term of 4 years, until reaching its final level for Banco de Galicia y Buenos Aires S.A. in January 2019, which shall be 3.5% of risk-weighted assets.

In addition to the above, the Argentine Central Bank requires that, after paying dividends, financial institutions must have an excess of computable capital over the minimum capital requirements of 75%, an increase from the previous requirement of 30%. As a result of these regulations, Banco Galicia was unable to declare dividends for the fiscal year ended December 31, 2015. Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendence of Financial and Foreign Exchange Institutions, whose intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

In addition to the aforementioned restrictions established by the Argentine Central Bank, which are applicable to Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A., pursuant to Section 70 of the General Corporations Law, stock companies shall establish a reserve not lower than 5% of the realized and liquid profits shown in the Income Statement for the fiscal year, until 20% of the corporate capital is reached. In the event said reserve is reduced for any reason, no profits can be distributed until its total refund.

Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s shareholders’ equity is below Ps. 300,000.

Tarjeta Naranja S.A. has agreed, pursuant to the terms and conditions of the Class XIII Negotiable Obligations, as well as in accordance with certain financial loans contracts, not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the case there is any excess on certain indebtedness ratios.

20. Minimum Capital.

Grupo Financiero Galicia is not subject to the minimum capital requirements established by the Argentine Central Bank.

In addition, Grupo Financiero Galicia meets the minimum capital requirements established by the Corporations Law, which amount to Ps. 100.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Pursuant to Argentine Central Bank regulations, Banco Galicia is required to maintain a minimum capital, which is calculated by weighting the risks related to assets and to the balances of bank premises and equipment and miscellaneous and intangible assets.

As called for by Argentine Central Bank regulations, as of December 31, 2015 and 2014, the minimum capital requirements were as follows:

	Minimum Capital		Computable Capital		Computable Capital as a % of Minimum Capital
December 31, 2015	Ps.	11,062,886	Ps.	14,071,044	127.19
December 31, 2014	Ps.	7,077,104	Ps.	10,132,927	143.18

21. Earnings per Share.

The Company is required to present earnings per share information for all periods presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income for the year by the weighted-average number of common shares outstanding during the year (1,300,265, 1,300,265 and 1,261,080 for the fiscal years ended December 31, 2015, 2014 and 2013, respectively).

Basic EPS for the fiscal years ended December 31, 2015, 2014 and 2013, were 3.337, 2.567 and 1.446, respectively.

There are no dilutive financial instruments outstanding for any of the fiscal years presented.

22. Contribution to the Deposit Insurance System.

Law No. 24,485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such amount was Ps. 120 until October 2014, and increased to Ps. 350 on November 1, 2014.

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

The Argentine Central Bank set the monthly contributions that financial institutions shall make to the Deposit Insurance Fund, based on its monthly average deposits. The aforementioned contribution was established at 0.015% until October 2014, and increased to 0.06% per month as from November 2014.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

As of December 31, 2015, 2014 and 2013, the standard contribution to the Deposits Insurance System amounted to Ps. 497,258, Ps. 151,450 and Ps. 75,235, respectively, recorded in the Consolidated Statements of Income in Financial Expenses under the caption “Contributions made to Deposit Insurance Fund”.

23. Balance Sheet and Statement of Income.

The presentation of financial statements according to the Argentine Central Bank rules differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (Article 9).

The following balance sheet presents Grupo Financiero Galicia’s balance sheet as of December 31, 2015 and 2014, as if they had followed Article 9 balance sheet disclosure requirements using Argentine Banking GAAP.

	December 31,
	2015		2014
Assets:
Cash and due from banks	Ps.	30,835,196	Ps.	16,963,289
Interest-bearing deposits in other banks		232,351		261,118
Federal funds sold and securities purchased under resale agreements or similar agreements		15,272		16,768
Trading account assets		16,147,582		10,203,111
Investment securities		4,356,519		4,612,705
Loans		100,249,210		68,101,053
Allowances for loan losses		(3,559,994)		(2,620,917)
Miscellaneous receivables		1,802,080		1,446,578
Bank Premises and Equipment		2,079,085		1,553,718
Intangible Assets		2,025,844		1,800,622
Other assets		7,532,106		5,041,077

Total assets	Ps.	161,715,251	Ps.	107,379,122

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Liabilities and Shareholders’ Equity:
Deposits	Ps.	99,086,493	Ps.	64,100,625
Short-term borrowing		1,567,687		1,398,122
Other liabilities		1,483,497		977,476
Amounts payable for spot and forward purchases to be settled		764,898		250,636
Other liabilities resulting from financial brokerage		24,651,247		15,523,549
Long-term debt		13,645,584		10,354,817
Miscellaneous Liabilities		4,442,113		3,380,664
Contingent liabilities		481,596		365,783

Total Liabilities		146,123,115		96,351,672

Common Stock		1,300,265		1,300,265
Other reserves and retained earnings		13,184,556		8,946,159
Non-controlling Interest		1,107,315		781,026

Total Equity		15,592,136		11,027,450

Total Liabilities and Equity	Ps.	161,715,251	Ps.	107,379,122

The statement of income presented below discloses the categories required by Article 9 using Argentine Banking GAAP:

	December 31,
	2015		2014		2013
Interest income:
Interest and fees on loans	Ps.	20,660,847	Ps.	16,545,320	Ps.	11,715,828
Interest and dividends on investment securities: Non taxable interest income		—		58,310		120,743
Interest on interest bearing deposits with other banks		—		4		17
Interest on other receivables from financial brokerage		392,839		380,815		241,363
Trading account interest, net		3,717,995		2,079,848		605,088

Total interest income	Ps.	24,771,681	Ps.	19,064,297	Ps.	12,683,039

Interest expense
Interest on deposits		8,614,654		6,609,494		3,787,044
Interest on securities sold under agreements to repurchase		52,054		24,173		13,711
Interest on short-term liabilities from financial intermediation		169,243		64,908		63,493
Interest on long-term liabilities from financial intermediation		2,163,530		1,911,782		1,147,495

Total interest expense		10,999,481		8,610,327		5,011,743

Net interest income		13,772,200		10,453,970		7,671,296

Provision for loan losses, net of reversals		1,922,836		2,182,197		1,531,409

Net interest income after provision for loan losses	Ps.	11,849,364	Ps.	8,271,773	Ps.	6,139,887

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

	December 31,
	2015		2014		2013
Non-interest income:
Service charges on deposit accounts	Ps.	1,958,794	Ps.	1,340,684	Ps.	868,733
Credit-card service charges and fees		4,636,081		3,260,308		2,468,989
Other commissions		4,752,739		3,552,606		2,717,643
Income from equity in other companies		100,126		213,380		123,710
Premiums and commissions on insurance business		1,801,404		1,238,029		904,895
Other		1,716,768		1,370,711		799,806

Total non-interest income	Ps.	14,965,912	Ps.	10,975,718	Ps.	7,883,776

Non-interest expense:
Commissions		2,840,874		2,000,848		1,573,318
Salaries and social security charges		6,150,481		4,549,187		3,681,167
Fees and external administrative services		1,519,233		1,069,935		925,975
Depreciation of bank premises and equipment		218,611		172,582		152,856
Personnel services		261,979		150,353		127,706
Rentals		334,494		293,180		223,152
Electricity and communications		307,500		248,967		217,006
Advertising and publicity		544,603		413,927		382,949
Taxes		4,148,314		2,954,855		2,048,857
Amortization of organization and development expenses		635,442		332,197		247,255
Maintenance and repair expenses		351,997		204,569		163,015
Amortization of “Amparo claims”		4,308		4,803		8,791
Other Provisions and reserves		448,659		209,958		212,171
Other		1,544,402		1,082,157		795,146

Total non-interest expense	Ps.	19,310,897	Ps.	13,687,519	Ps.	10,759,364

Income before tax expense		7,504,379		5,559,972		3,264,299
Income tax expense		2,801,424		1,992,272		1,231,995

Net Income	Ps.	4,702,955	Ps.	3,567,700	Ps.	2,032,304

Less: Net income attributable to non-controlling interest		364,558		229,910		208,651
Net Income attributable to Controlling interest	Ps.	4,338,397	Ps.	3,337,790	Ps.	1,823,653

Basic EPS		3.337		2.567		1.446

Diluted EPS		3.337		2.567		1.446

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

The carrying value and market value of each classification of Investment securities in the Article 9 balance sheet were as follows:

	December 31, 2015					December 31, 2014
	Carrying value		Unrealized		Market value	Carrying value		Unrealized		Market value
			Gains	Losses				Gains	Losses
Securities issued by the National Government
Galtrust I		685,915	467,320	—	714,672		788,163	563,244	—	806,333
Other assets		3,670,604	—	—	3,670,923		3,824,542	—	—	3,820,510

TOTAL	Ps.	4,356,519	467,320	—	4,385,595	Ps.	4,612,705	563,244	—	4,626,843

The maturities as of December 31, 2015, of the Investment securities included in the Article 9 balance sheet were as follows:

	December 31, 2015
	Carrying Value		Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years but within 10 years	Maturing after 10 years
Galtrust I		685,915	314,600	371,315	—	—
Other assets		3,670,604	2,483,365	1,125,003	12,655	49,581

TOTAL	Ps.	4,356,519	2,797,965	1,496,318	12,655	49,581

The following table presents realized gains and losses from AFS securities:

Year ended December 31,	2015	2014	2013
Gross realized gains	—	196,829	—
Net unrealized gains / (losses)	(95,924)	49,919	(26,642)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

	December 31,
	2015		2014		2013
Total revenues:(*)
Republic of Argentina	Ps.	41,051,946	Ps.	30,964,747	Ps.	21,333,600
Republic of Uruguay		6,460		4,195		3,505
Grand Cayman Island		—		—		3,475
Net income (loss), net of monetary effects allocable to each country:
Republic of Argentina		4,356,218		3,343,584		1,822,804
Republic of Uruguay		(17,821)		(5,794)		2,156
Grand Cayman Island		—		—		(1,307)
Total assets:
Republic of Argentina		161,706,894		107,206,304		83,074,584
Republic of Uruguay		41,109		54,174		79,660
Grand Cayman Island		—		—		1,579
Bank Premises and Equipment
Republic of Argentina		2,079,085		1,553,718		1,394,243
Republic of Uruguay		—		—		—
Grand Cayman Island		—		—		—
Miscellaneous assets
Republic of Argentina		820,073		404,312		233,479
Republic of Uruguay		—		—		—
Grand Cayman Island		—		—		—
Goodwill
Republic of Argentina		15,316		24,990		13,249
Republic of Uruguay		—		—		—
Grand Cayman Island		—		—		—
Other intangible assets
Republic of Argentina		2,010,528		1,775,632		1,420,981
Republic of Uruguay		—		—		—
Grand Cayman Island		—		—		—
Geographical segment assets as a percentage of total assets
Republic of Argentina		99.97%		99.95%		99.90%
Republic of Uruguay		0.03%		0.05%		0.10%
Grand Cayman Island		—		—		—

(*)	The caption Total revenues includes financial income, income from services, income from insurance activities and miscellaneous income.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

The Group uses the same credit policies in making commitments, conditional obligations and guarantees as it does for granting loans. In management´s opinion, the Group´s outstanding commitments and guarantees do not represent unusual credit risk.

The Group’s exposure to credit loss in the event of non-performance by the counterparty to the financial instrument for commitments to extend credit, standby letters of credit, guarantees granted and acceptances is represented by the contractual notional amount of those investments.

A summary of the credit exposure related to these items is shown below:

	December 31,
	2015		2014
Commitments to extend credit	Ps.	6,599,546	Ps.	5,965,652
Standby letters of credit		980,720		634,347
Guarantees granted		1,006,833		467,039
Acceptances		898,559		103,515

Commitments to extend credit are agreements to lend to a customer at a future date, subject to the meeting of the contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements of the Group. The Group evaluates each customer’s creditworthiness on a case-by-case basis. In addition to the above commitments, as of December 31, 2015 and 2014, the available purchase limits for credit card holders amounted to Ps. 138,662,899 and Ps. 102,141,382, respectively.

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

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Group may require counter-guarantees. These financial customer guarantees are classified by type, as follows:

	December 31,
	2015		2014
Preferred counter-guarantees	Ps.	173,596	Ps.	42,228
Other counter-guarantees		143,407		127,319

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

The Group accounts for checks drawn on it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time when the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:

	December 31,
	2015		2014
Checks drawn on the Bank	Ps.	1,438,958	Ps.	1,740,377
Checks drawn on the other Bank		3,630,338		1,614,617
Bills and other items for collection		12,778,244		9,711,137

As of December 31, 2015 and 2014, the trusts’ funds amounted to Ps.6,926,440 and Ps.6,364,522, respectively.

In addition, the Group had securities in custody, which as of December 31, 2015 and 2014, amounted to Ps.59,767,387 and Ps. 38,365,118, respectively.

As of December 31, 2015, the Group also has off-balance sheet contractual obligations arising from the leasing of certain properties used as a part of its distribution network. The estimated future lease payments in connection with these properties are as follows:

2016		252,916
2017		195,565
2018		146,757
2019		127,616
2020		126,735
2021 and After		88,674

Total	Ps.	938,263

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

The derivative instruments held by the Group as of December 31, 2015 and 2014 were as follows:

Type of Contract	Underlying	Average Weighted Maturity Term	Notional Amount as of December 31, 2015	Net Book Value as of December 31, 2015 Asset / (Liability)	Net Book Value as of December 31, 2014 Asset / (Liability)	Fair Value as of December 31, 2015	Fair Value as of December 31, 2014
FORWARDS (a)
- Purchases	Foreign currency	6 months	30,580,294	287,161	1,131	287,161	1,131
- Sales	Foreign currency	6 months	20,393,874	—	—	—	—
FORWARDS (b) clients
- Sales	Foreign currency	6 months	7,044,538	(1,266,014)	(2,104)	(1,266,014)	(2,104)
INTEREST RATE SWAP (c)
- Variable for fixed interest rate	Other	22 months	10,000	—	—	—	—
- Fixed for variable interest rate	Other	16 months	30,000	—	—	—	—
INTEREST RATE SWAP (d) clients
- Fixed for variable interest rate	Other	—	—	—	(584)	—	(584)
-Variable for fixed interest rate	Other	14 months	20,000	—	357	—	357
CALL OPTIONS
- Us dollar call options bought Other		7 months	624,951	—	—	—	—
- Us dollar call options written Other		7 months	737,832	—	—	—	—

(a)	These transactions are made through recognized exchange markets, such as Mercado Abierto Electrónico (MAE) and Mercado a Término de Rosario (ROFEX).

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

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

In case accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

(d)	These transactions have been conducted directly with customers pursuant to the above mentioned conditions.

27. Disclosure about Fair Value of Financial Instruments.

These estimates were made at the end of December 2015 and 2014. Because many of the Bank´s financial instruments do not have a ready trading market from which to determine a fair value, the disclosures are based upon estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.

To measure fair values of financial instruments, a hierarchy has been established which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs.This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities, as follows:

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

In order to determine the fair value, cash flows were discounted for each category or group of loans having similar characteristics, based on credit risk, guarantees and/or maturities, using rates offered for similar loans by the Bank as of December 31, 2015 and 2014, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

	2015
	Book Value		Fair Value		Level 1		Level 2		Level 3
Derivative activities: (see Note 26)
Assets	Ps.	287,161	Ps.	287,161	Ps.	287,161	Ps.	—	Ps.	—
Liabilities		1,266,014		1,266,014		1,266,014		—		—
Non derivative activities:
Assets:

Cash and due from banks (1)	Ps.	30,834,663	Ps.	30,834,663	Ps.	30,834,663	Ps.	—	Ps.	—
Government securities (2)		15,525,090		15,546,125		13,748,491		—		1,797,634
At market value		8,542,826		8,542,826		8,542,826		—		—
At acquisition cost plus IRR		6,982,264		7,003,299		5,205,665		—		1,797,634
Private Securities		—		—		—		—		—
Loans (3)		98,344,731		96,965,813		—		—		96,965,813
Others (4)		8,556,256		8,552,314		415,236		—		8,137,078

Liabilities:
Deposits (5)	Ps.	100,039,233	Ps.	99,972,469	Ps.	—	Ps.	—	Ps.	99,972,469

Other liabilities resulting from financial Intermediation:
Banks and international entities and Loans from Domestic Financial Institutions (6) and
Negotiable obligations (7)	Ps.	15,510,072	Ps.	14,801,544	Ps.	—	Ps.	—	Ps.	14,801,544
Others (8)	Ps.	20,552,814	Ps.	20,485,235	Ps.	—	Ps.	—	Ps.	20,485,235

	2014
	Book Value		Fair Value		Level 1		Level 2		Level 3
Derivative activities: (see Note 26)
Assets	Ps.	117,016	Ps.	117,016	Ps.	117,016	Ps.	—	Ps.	—
Liabilities		118,218		118,218		118,218		—		—
Non derivative activities:
Assets:
Cash and due from banks (1)	Ps.	16,959,205	Ps.	16,959,205	Ps.	16,959,205	Ps.	—	Ps.	—
Government securities (2)		10,010,150		10,006,424		10,006,424		—		—
At market value		6,027,497		6,027,497		6,027,497		—		—
At acquisition cost plus IRR		3,982,257		3,978,531		3,978,531		—		—
Private Securities		396		396		396		—		—
Loans (3)		66,608,201		66,825,459		—		—		66,825,459
Others (4)		6,732,392		6,715,564		—		—		6,715,564

Liabilities:
Deposits (5)	Ps.	64,666,037	Ps.	64,724,134	Ps.	—	Ps.	—	Ps.	64,724,134
Other liabilities resulting from financial Intermediation:
Banks and international entities and Loans from Domestic Financial Institutions (6) and
Negotiable obligations (7)	Ps.	12,024,292	Ps.	11,452,166	Ps.	—	Ps.	—	Ps.	11,452,166
Others (8)	Ps.	13,258,859	Ps.	13,248,319	Ps.	—	Ps.	—	Ps.	13,248.319

The following is a description of the estimating techniques applied:

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

(1) Cash and due from banks: By definition, cash and due from banks are short-term and do not possess credit loss risk. The carrying values as of December 31, 2015 and 2014 are a reasonable estimate of fair value and are classified within level 1 of the valuation hierarchy.

(2) Government securities: As of December 31, 2015 and 2014 holdings recorded at fair market value correspond to government bonds and securities issued by Argentine Central Bank which are carried at fair value. As of December 31, 2014, holdings recorded at their acquisition cost plus the I.R.R. correspond mainly to BAADE bonds, securities issued by provinces governments and securities issued by Argentine Central Bank which fair value correspond to their quoted market value. As of December 31, 2013, holdings recorded at their acquisition cost plus the I.R.R. also included Bonar 2015 bonds subscribed through exchange.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

The fair value of “Deposits” is classified as Level 3 of the valuation hierarchy where significant unobservable inputs were used to calculate the fair value. The valuation technique used to obtain the fair value was an income approach using discounted cash flows. No changes in the valuation technique took place during the year. For floating- or adjustable-rate deposits, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate deposits, market prices are not generally available and the fair values are estimated discounting the estimated future cash flows based on the contracted maturity of the deposits. The discount rates are based on the current market rates corresponding to the applicable maturity

(6) Banks and international entities and loans from domestic financial institutions: Includes credit lines borrowed under different credit arrangements from local and foreign banks and entities. Parts of them were restructured as of May 2004. As of December 31, 2015 and 2014, when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

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

(7) Negotiable obligations: As of December 31, 2015 and 2014, the fair value of negotiable obligations was determined based on quoted market prices and, when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Furthermore, taking into consideration the financial condition and the evolution estimated in the liquidation process, shareholders decided to reduce the company’s computable capital for a value equal to US$ 2,069 through the voluntary redemption of shares, which was carried out on October 18, 2010. During 2013 and 2014, shareholders decided to conduct two new voluntary redemptions of shares. These redemptions were carried out for a value equal to US$ 2,127 and US$ 3,337, on November 18, 2013 and September 10, 2014, respectively.

As of December 31, 2015 and 2014, Banco Galicia Uruguay S.A. (in liquidation)‘s Shareholder’s Equity amounted to Ps. 31,780 and Ps. 48,692, respectively.

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

On January 2014 the Special Fund was fully settled.

30. Financial Trusts.

a) Financial trusts with the Bank as trustor outstanding at fiscal year-end:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred	Book Value of Securities Held in Own Portfolio
						12.31.2015	12.31.2014
Galtrust I	10.13.2000	02.04.2018	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$ 490,224 (*)	685,915	Ps.	788,163
(*)	The remaining US$ 9,776 was transferred in cash.
(1)	In exchange for loans to the Provincial Governments.

b) As of December 31, 2015 and December 31, 2014, the Bank records financial trusts in its own portfolio:

•	Received as loans repayment for Ps. 657,471 and Ps. 876,488, respectively.

c) As of December 31, 2015, Compañía Financiera Argentina S.A. has the following financial trust:

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred		Book Value of Securities Held in Own Portfolio
							12.31.2015	12.31.2014
Fideicomiso Financiero CFA Trust I	02.19.2014	02.22.2016	Deutsche Bank S.A.	Personal Loans	Ps.	180,000	—	53,192	(*)

(*)	It corresponds to Participation Certificates and a Reserve of Ps. 5,000.

d) Trust Activities

•	Trust contracts for purposes of guaranteeing compliance with obligations:

Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to the Bank, amounts as fiduciary property, to be invested according to the following detail:

Date of Contract	Trustor	Balances of Trust Funds		Maturity Date (1)
		Ps.	US$
12/07/2010	FONDO FIDUCIARIO ACEITERO	7,543		08/31/2016
07/26/2011	TECSAN III	15,614		07/28/2016
03/21/2012	LATINOAMERICANA III	621		06/30/2016
04/29/2013	PROFERTIL	589	116,500	04/30/2018
07/01/2013	RIBEIRO	34,633		06/30/2016
10/21/2013	SINTEPLAST	1		10/27/2016
12/20/2013	LOS CIPRESES	3		12/28/2016
12/28/2013	CITRICOLA AYUI	13		01/28/2017
09/12/2014	COOP. DE TRAB. PORTUARIOS	1,025		09/12/2016
12/22/2014	CLIBA	5		06/22/2018
09/07/2015	GRIMOLDI	30,242		08/29/2018
09/30/2015	LAS BLONDAS IV	72,705		11/28/2018

	Total	162,994	116,500

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

•	Financial trust contracts:

Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		Ps.	US$
10/12/2005	HYDRO I	86		09/05/2016	(2)
12/05/2006	FAID 2011	15		06/30/2016	(3)
12/06/2006	GAS I	33,239		12/31/2016	(3)
09/05/2007	SATURNO VII	7		06/30/2016	(3)
05/06/2008	AGRO NITRALCO II	1,230		12/31/2016	(3)
05/14/2009	GAS II	4,495,903		12/31/2022	(3)
02/10/2011	CAG SA	75,581		09/30/2016	(3)
04/25/2011	FAID 2015	6,619		02/29/2016	(3)
06/08/2011	MILA III	1,108		10/31/2016	(3)
09/01/2011	MILA IV	1,129		06/30/2017	(3)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

09/14/2011	CAG SA II	43,107		09/30/2016	(3)
10/07/2011	SURSEM III	49		06/30/2016	(3)
05/31/2012	FIDEICRED AGRO SERIES I	37		06/30/2016	(3)
12/27/2012	PLA I	138		08/31/2016	(3)
04/03/2013	WELFAS I	12,127		06/30/2016	(3)
04/17/2013	SURSEM IV	67		06/30/2016	(3)
09/18/2013	DONMARIO SEMILLAS SERIES I	149		06/30/2016	(3)
11/05/2013	PLA II	15,348		12/31/2016	(3)
11/21/2013	COMAFI PRENDAS I	9,046		09/29/2018	(3)
02/13/2014	MILA V	19,831		05/20/2020	(3)
06/06/2014	MILA VI	24,618		10/20/2020	(3)
06/18/2014	RED SURCOS II	158		06/30/2016	(3)
07/08/2014	DONMARIO SEMILLAS SERIES II	228		06/30/2016	(3)
07/24/2014	FIDEICRED ATANOR III	158		06/30/2016	(3)
07/22/2014	DONMARIO SEMILLAS SERIE III	221		06/30/2016	(3)
07/25/2014	FIDEICRED AGRO SERIES II	20,678		06/30/2016	(3)
10/03/2014	MILA VII	28,969		01/28/2021	(3)
10/22/2014	GLEBA I	163		12/31/2016	(3)
12/02/2014	MAS CUOTAS SERIES I	16,157		05/01/2017	(3)
01/13/2015	RED SURCOS III	71,926		09/30/2016	(3)
01/27/2015	MILA VIII	48,546		06/15/2021	(3)
05/18/2015	MILA IX	55,652		09/15/2021	(3)
12/02/2014	MAS CUOTAS SERIES II	89,924		11/15/2016	(3)
08/24/2015	MILA X	42,474		12/20/2021	(3)
10/16/2015	GLEBA II	15,170		10/31/2016	(3)
10/30/2015	MILA XI	50,483		02/28/2022	(3)
12/09/2015	FIDEICRED AGRO SERIES III	68,022		12/31/2016	(3)

	Totals	5,248,363	—

(2)	These amounts shall be released monthly until redemption of debt securities.
(3)	Estimated date, since maturity date shall occur at the time of the distribution of all of the trust assets.

e) Banco Galicia’s activities as Security Agent:

e.1) Under the terms and conditions for the issuance of Negotiable Obligations Class I for a fair value of US$ 25,000 corresponding to INVAP S.E., Banco Galicia entered into an agreement with INVAP S.E. whereby the Bank undertakes the function of Security Agent.

Pursuant to the terms set forth in the above agreement, INVAP S.E. granted in rem rights with first pledge and privilege over payment rights and any other credit right owned by INVAP S.E. in favor of the Security Agent and in representation of the holders of the secured negotiable obligations, in order that the latter can guarantee compliance thereof until the redemption of such Negotiable Obligations.

The Bank, in its capacity as Security Agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of December 31, 2014 amount to US$ 34,129 and Ps. 8,125.

e.2) On April 8, 2011 Banco Galicia was appointed Security Agent and custodian of the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) that were assigned in favor of Nación Fideicomisos S.A. in its capacity of Trustee of “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Said endorsement guarantees secure the payment of all obligations arising from the above-mentioned trusts.

The Bank, in its capacity as Security Agent, will maintain custody of the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of December 31, 2015 and 2014, the balances recorded from these transactions amount to US$ 1,364,097 and Ps.408, respectively.

e.3) In April 2013, at the time of entering into the Contract for the Fiduciary Assignment and Trust for Guarantee Purposes “Profertil S.A.”, the Bank was appointed security agent with regard to the Chattel Mortgage Agreement transaction that was completed on June 18, 2013, which additionally secures all the obligations undertaken.

As of December 31, 2015 and 2014, the balance recorded from these transactions amounts to US$ 116,500.

31. Segment Reporting.

The Company is required to present segment information. Operating segments are defined as components of an enterprise about which separate financial information is available and which is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and assess performance. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environments. The information provided for Segment Reporting is based on internal reports used by the CODM.

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

The following summarizes the aggregation of Grupo Financiero Galicia´s operating segments into reportable segments:

Banking: corresponds to the results of our banking business and represents the accounts of Banco Galicia and Banco Galicia Uruguay S.A. (in liquidation). The results of Galicia Valores S.A., which is controlled by the Bank are shown under income from equity investments. As of December 31, 2013, it also included the results of Galicia Cayman Ltd. (merged into Banco Galicia during 2014) and Galicia Administradora de Fondos S.A. (sold to Grupo Financiero Galicia during 2014).

Regional Credit Cards: shows the results of our regional credit card and consumer finance business and represents the accounts of Tarjetas del Mar S.A. and Tarjetas Regionales S.A. consolidated with its subsidiaries. As of December 31, 2015 and 2014, Tarjetas Regionales S.A,’s main subsidiaries were Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

CFA Personal Loans: shows the results of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. These Companies were incorporated as of June 30, 2010 in the consolidated financial statements of the Bank.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Insurance: includes the results of our insurance business and represents the accounts of Sudamericana Holding S.A. and its subsidiaries, including the results of the 12.5% interest owned by the Bank. As of December 31, 2015, Grupo Financiero Galicia S.A. maintained, through Sudamericana Holding S.A., controlling interests in Galicia Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Galicia Broker Asesores de Seguros S.A.

Other Grupo Galicia Businesses: shows the results of Galicia Warrants S.A., Galicia Administradora de Fondos S.A. and Net Investment S.A.

The column “Adjustments” comprises (i) intercompany transactions between us and our consolidated subsidiaries and among these companies, if there is an adjustment to be made, which are eliminated in our consolidated income statement; (ii) adjustments to compensate for omitting the results of Galicia Valores S.A. and Galicia Administradora de Fondos S.A. consolidated line by line with Banco Galicia, but including them instead as income from equity investments, while in our consolidated financial statements the accounts of these companies are shown line by line; (iii) the results corresponding to Non-controlling interests in the Bank and (iv) all of our stand alone income and expenses, including goodwill amortization, other than income from our interests in our subsidiaries.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

In Pesos Thousands	Banking	Regional Credit Cards	CFA Personal Loans	Insurance	Other Grupo Galicia Businesses	Adjustments	Consolidated Total
Year ended December 31, 2015
Net Financial Income	8,352,685	2,685,102	1,255,453	232,208	41,897	(125,509)	12,441,836
Net Income from Services	4,172,455	4,220,431	270,334	—	249,171	(1,074,993)	7,837,398
Net Operating Revenue	12,525,140	6,905,533	1,525,787	232,208	291,068	(1,200,502)	20,279,234
Provisions for Loan Losses	1,060,955	753,243	400,042	—	—	—	2,214,240
Administrative Expenses	7,394,068	4,167,964	930,407	378,867	65,824	(32,428)	12,904,702
Net Operating Income	4,070,117	1,984,326	195,338	(146,659)	225,244	(1,168,074)	5,160,292
Income from Insurance Companies Activities	—	—	—	775,460	—	1,025,944	1,801,404
Income from Equity Investment
Tarjetas Regionales SA	1,178,836	—	—	—	—	(1,178,836)	—
Compañía Financiera Argentina SA	56,909	—	—	—	—	(56,909)	—
Sudamericana Holding SA	50,264	—	—	—	—	(50,264)	—
Others	146,172	—	2,117	1,977	2	(50,142)	100,126
Other Income (Loss)	(67,381)	427,260	100,846	(1,000)	2,098	(19,266)	442,557
Non-controlling interests	—	452	—	(1)	—	(365,009)	(364,558)
Pre-tax Income	5,434,917	2,412,038	298,301	629,777	227,344	(1,862,556)	7,139,821
Income tax	1,522,000	862,295	139,293	221,226	80,090	(23,480)	2,801,424
Net Income	3,912,917	1,549,743	159,008	408,551	147,254	(1,839,076)	4,338,397

Average:
Private Loans	58,277,340	16,415,390	3,139,660	—	—	(25,230)	77,807,160
Deposits	72,973,511	—	900,160	—	—	(372)	73,873,299
End of Period:
Assets	138,753,232	23,767,915	3,829,578	1,519,189	268,162	(6,390,073)	161,748,003
Equity	13,843,949	4,374,448	1,323,716	645,610	166,517	(5,869,419)	14,484,821

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

In Pesos Thousands	Banking	Regional Credit Cards	CFA Personal Loans	Insurance	Other Grupo Galicia Businesses	Adjustments	Consolidated Total
Year ended December 31, 2014
Net Financial Income	6,528,534	1,713,815	1,106,193	145,182	12,131	33,563	9,539,418
Net Income from Services	2,964,979	3,261,005	139,396	—	131,390	(798,422)	5,698,348
Net Operating Revenue	9,493,513	4,974,820	1,245,589	145,182	143,521	(764,859)	15,237,766
Provisions for Loan Losses	1,265,406	775,852	369,992	—	—	—	2,411,250
Administrative Expenses	4,981,252	3,197,351	767,615	268,838	47,519	(41,219)	9,221,356
Net Operating Income	3,246,855	1,001,617	107,982	(123,656)	96,002	(723,640)	3,605,160
Income from Insurance Companies Activities	—	—	—	484,899	—	753,130	1,238,029
Income from Equity Investment
Tarjetas Regionales SA	586,939	—	—	—	—	(586,939)	—
Compañía Financiera Argentina SA	286,886	—	—	—	—	(286,886)	—
Sudamericana Holding SA	28,524	—	—	—	—	(28,524)	—
Others	205,116	(14,283)	1,544	1,273	10	19,720	213,380
Other Income (Loss)	99,096	314,541	101,889	(1,409)	3,588	(14,302)	503,403
Non-controlling interests	—	(144)	—	(1)	—	(229,765)	(229,910)
Pre-tax Income	4,453,416	1,301,731	211,415	361,106	99,600	(1,097,206)	5,330,062
Income tax	1,295,000	516,892	82,993	126,616	36,436	(65,665)	1,992,272
Net Income	3,158,416	784,839	128,422	234,490	63,164	(1,031,541)	3,337,790

Average:
Private Loans	43,372,366	12,727,204	2,994,179	—	—	(21,813)	59,071,936
Deposits	54,417,076	—	1,119,773	—	—	(2,433)	55,534,416
End of Period:
Assets	88,800,122	17,891,948	3,775,223	1,019,076	131,042	(4,302,933)	107,314,478
Equity	9,947,944	3,014,008	1,164,707	387,060	81,630	(4,348,925)	10,246,424

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

In Pesos Thousands	Banking	Regional Credit Cards	CFA Personal Loans	Insurance	Other Grupo Galicia Businesses	Adjustments	Consolidated Total
Year ended December 31, 2013
Net Financial Income	4,424,965	1,453,499	952,273	102,950	5,369	(33,450)	6,905,606
Net Income from Services	2,011,489	2,663,533	108,674	—	27,765	(572,070)	4,239,391
Net Operating Revenue	6,436,454	4,117,032	1,060,947	102,950	33,134	(605,520)	11,144,997
Provisions for Loan Losses	820,634	703,004	252,617	—	—	—	1,776,255
Administrative Expenses	3,963,514	2,597,814	663,146	193,788	16,354	(6,322)	7,428,294
Net Operating Income	1,652,306	816,214	145,184	(90,838)	16,780	(599,198)	1,940,448
Income from Insurance Companies Activities	—	—	—	364,981	—	539,914	904,895
Income from Equity Investment
Tarjetas Regionales SA	464,618	—	—	—	—	(464,618)	—
Compañía Financiera Argentina SA	292,878	—	—	—	—	(292,878)	—
Sudamericana Holding SA	22,219	—	—	—	—	(22,219)	—
Others	84,606	(13,820)	524	190	—	52,210	123,710
Other Income (Loss)	(5,748)	217,466	88,519	(57)	1,863	(6,797)	295,246
Non-controlling interests	—	59	—	—	—	(208,710)	(208,651)
Pre-tax Income	2,510,879	1,019,919	234,227	274,276	18,643	(1,002,296)	3,055,648
Income tax	674,000	402,370	91,693	95,827	6,662	(38,557)	1,231,995
Net Income	1,836,879	617,549	142,534	178,449	11,981	(963,739)	1,823,653

Average:
Private Loans	35,341,038	9,909,064	2,706,641	—	—	(51,547)	47,905,195
Deposits	42,144,653	—	919,373	—	—	(293)	43,063,733
End of Period:
Assets	69,080,734	13,642,888	3,673,726	758,155	46,698	(4,046,378)	83,155,823
Equity	6,803,564	2,327,247	1,036,285	287,570	25,554	(3,532,991)	6,947,229

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

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

Pursuant to the Argentine Central Bank regulations, the negative goodwill has to be charged to income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization. Pursuant to Argentine GAAP, the negative goodwill that is not related to expense estimations or estimated future losses should be recognized as a gain at the time of the purchase.

As of December 31, 2014, the negative goodwill balance amounts to Ps. 49,562. During fiscal year 2015, it was fully amortized.

Accounting for Income Tax According to the Deferred Tax Method

The subsidiaries Banco Galicia and Compañía Financiera Argentina, both subject to the regulations of the Argentine Central Bank, determine the income tax charge by applying the statutory tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

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

For the years ended December 31, 2015, 2014 and 2013

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

Penalties Imposed on and Summary Proceedings Brought against Financial Institutions

Argentine Central Bank regulations provide that, as from January 2015, financial institutions shall establish provisions for 100% of the administrative and/or disciplinary penalties, and those of a criminal nature with a judgment from a lower court, imposed or commenced by the Argentine Central Bank, the Financial Information Unit (U.I.F. as per its initials in Spanish—Unidad de Información Financiera), the C.N.V. and the Argentine Superintendency of Insurance, which have been notified to Banco Galicia, regardless their level of importance, even when there are legal or administrative measures that stop the payment of fines, and whichever the legal stage of the case. Furthermore, it provides that financial institutions shall inform such penalties in a note to the financial statements, whether they are determined or not, as well as the summary proceedings commenced by the Argentine Central Bank, as from the moment the institution is given notice thereof.

Pursuant to Argentine GAAP, such contingencies shall be recorded under liabilities when the possibility their effects take place is high and they can be appropriately determined in terms of currency. These shall also be included in notes to the financial statements. Contingencies which are considered to be remote shall not be included in the financial statements or the notes thereto, while those which are not considered remote but do not meet the requirements to be recorded under liabilities shall only be included in notes to the financial statements.

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

The Plan was approved by Banco Galicia’s Board of Directors and submitted on March 27, 2015.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

In compliance with the provisions of Communiqué “A” 5635, the Bank’s Board of Directors, in a meeting held on September 16, 2015, approved the first report on the improvements recorded during the March-September semester of 2015. In addition, on September 25, 2015 the Bank’s Audit Committee approved the Special Internal Audit Report related to the level of progress of the Implementation plan for the adherence to the International Financial Reporting Standards (I.F.R.S.). Both reports were submitted to the B.C.R.A. on September 28, 2015.

On March 31, 2016, the Bank’s Board of Directors, approved the “Disclosure Request- Conciliation of Assets and Liabilities by application of NIIF” as of December 31, 2015, in compliance with the provisions of Communiqué “A” 5844 and complementaries, and the second report on the improvements recorded during the September 2015-March 2016 semester. These reports with the Special Internal Audit Report related to the level of progress of the Implementation plan for the adherence to the International Financial Reporting Standards (I.F.R.S.), were submitted to the B.C.R.A. on March 31, 2016.

35. Subsequent events.

Grupo Financiero Galicia S.A.

On April 26, 2016 the Group’s shareholders held a shareholders’ meeting during which they approved the payment of dividends in cash in the amount of Ps. 150,000 which represents 11.5361% with regard to 1,300,265 in thousands class “A” and “B” shares with a face value of Ps. 1 each.

On February 2, 2016, the Group’s Board of Directors approved the issuance on the local market of Class VIII Negotiable Obligations, with a face value of up to Ps. 200,000, which may increase up to a total global face value of Ps. 260,000. As of the date of these consolidated financial statements, the issuance process has not been completed.

Tarjetas del Mar S.A.

The C.N.V. authorized the company to join the Public Offering System by issuing simple negotiable obligations, not convertible into shares, up to a maximum amount of US$ 75,000 or its equivalent in other currencies.

On February 19, 2016, Tarjetas del Mar S.A. issued on the local market Class I Negotiable Obligations for a total amount of Ps. 150,000. This issuance was carried out in only one series, maturing in August 2017, with interest paid on a quarterly basis at a variable rate (Badlar plus a 4.50% annual margin). The first interest payment shall be on May 19, 2016, while the amortization shall be paid in three quarterly installments in February, May and August 2017.

Tarjetas Regionales S.A.

On April 4, 2016 Tarjetas Regionales S.A.’s shareholders held a shareholders’ meeting during which they approved the payment of dividends in cash in the amount of Ps. 210,000 which represents 19.4846% with regard to 1,077,774 in thousands class “A” and “B” shares with a face value of Ps. 1 each.

On January 20, 2016, Tarjeta Naranja S.A., a subsidiary of Tarjetas Regionales S.A., issued on the local market Class XXXII Negotiable Obligations, for a total amount of Ps. 206,811. This issuance was carried out in only one series, maturing in October 2017, with interest paid on a quarterly basis at a variable rate (Badlar plus a 4.50% annual margin). The first interest payment shall be on April 20, 2016, while the amortization shall be paid in three quarterly installments in April, July and October 2017.

On January 28, 2016, Tarjeta Naranja S.A. repaid the second amortization of principal of Class XIII Negotiable Obligations for US$ 66,660, and the corresponding interest services. At the date of these consolidated financial statements, the payment of the last amortization installment corresponding to the aforementioned Negotiable Obligations, for US$ 66,680, is pending.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

On March 16, 2016, Tarjetas Cuyanas S.A., a subsidiary of Tarjetas Regionales S.A., issued on the local market Class XXIII Negotiable Obligations, for a total amount of Ps. 242,000, which shall accrue interest on a quarterly basis at a variable Badlar rate plus a 4.99% margin since the issuance date and up to its maturity date in September 2017. Amortization shall be paid in only one installment upon the maturity date.

On April 4, 2016, Tarjetas Cuyanas S.A.’s Board of Directors approved the issuance on the local market of Class XXIV Negotiable Obligations, with a face value of up to Ps. 100,000, which may increase up to a total global face value of Ps. 300,000. As of the date of these consolidated financial statements, the issuance process has not been completed.

On April 13, 2016, Tarjeta Naranja S.A. issued on the local market Class XXXIII Negotiable Obligations in two series: i) Series I notes for a nominal amount of Ps. 133,092, principal amortizes in full at its maturity date in October 2017, with interest paid on a quarterly basis at a variable rate (Badlar plus a 4.50% annual margin) since the issuance date, and ii) Series II notes for a nominal amount of Ps. 366,909, principal amortizes in full 36 months after the issuance date, with interest paid on a quarterly basis at a variable rate (Badlar plus a 5.40% annual margin) since the issuance date.

Compañía Financiera Argentina S.A.

On February 2, 2016, Compañía Financiera Argentina S.A. issued on the local market Class XVI Negotiable Obligations for a total amount of Ps. 300,000, which shall accrue interest on a quarterly basis at a variable Badlar rate plus a 4.50% margin since the issuance date and up to its maturity date in August 2017. Amortization shall be paid in only one installment upon maturity date.

On April 6, 2016, Compañía Financiera Argentina S.A.’s Board of Directors approved the issuance on the local market of Class XVII Negotiable Obligations, with a face value of up to Ps. 350,000. As of the date of these consolidated financial statements, the issuance process has not been completed.

36.	Summary of Significant Differences between Argentine Central Bank Rules and United States Accounting Principles.

The following is a description of the significant differences between Argentine Banking GAAP and U.S. GAAP:

a. Income tax.

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and, therefore, income taxes for Banco Galicia and Compañía Financiera Argentina S.A. are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-banking subsidiaries have recognized a deferred tax asset as of December 31, 2015 and 2014.

In addition, the Group records as an asset the credit related with Minimum Presumed Income Tax amounting to Ps.10,230 and Ps. 8,446 as of December 31, 2015 and 2014 respectively. The MPIT credit will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

For the purposes of U.S. GAAP reporting, Grupo Galicia applies ASC 740-10 “Accounting for Income Taxes”. Under this guidance, income tax is recognized based on the assets and liabilities method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax basis of Grupo Galicia’s assets and liabilities. Deferred tax assets are recognized if it is more likely than not that such assets will be realized. As such, the U.S. GAAP adjustment included: a) Deferred Income Taxes for banking companies not recorded for local purposes and; b) tax effects on the U.S. GAAP adjustments including in the reconciliation.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Deferred tax assets (liabilities) are summarized as follows:

	December 31, 2015
	ASC 740-10 applied to Argentine GAAP balances		ASC 740-10 applied to U.S. GAAP adjustments		U.S. GAAP Deferred Tax total
Deferred tax assets
Allowance for loan losses – private sector		391,736		(8,330)		383,406
Intangible assets		—		249,366		249,366
Impairment of fixed assets and foreclosed assets		—		17,157		17,157
Debt restructuring		—		24,226		24,226
Liabilities		309,223		—		309,223
Others		(8,609)		26,788		18,179

Total gross deferred tax assets	Ps.	692,350	Ps.	309,207	Ps.	1,001,557

Deferred tax liabilities:
Investments		(83,331)		—		(83,331)
Others		(194,261)		—		(194,261)

Total gross deferred tax liabilities	Ps.	(277,592)	Ps.	—	Ps.	(277,592)

Net deferred income tax asset	Ps.	414,758	Ps.	309,207	Ps.	723,965

	December 31, 2014
	ASC 740-10 applied to Argentine GAAP balances		ASC 740-10 applied to U.S. GAAP adjustments		U.S. GAAP Deferred Tax total
Deferred tax assets
Allowance for loan losses – private sector		329,423		(7,774)		321,649
Intangible assets		2,678		177,130		179,808
Impairment of fixed assets and foreclosed assets		—		17,645		17,645
Debt restructuring		—		19,535		19,535
Liabilities		231,541		—		231,541
Others		(7,484)		25,255		17,771

Total gross deferred tax assets	Ps.	556,158	Ps.	231,791	Ps.	787,949

Deferred tax liabilities:
Investments		(49,172)		—		(49,172)
Others		(169,260)		—		(169,260)

Total gross deferred tax liabilities	Ps.	(218,432)	Ps.	—	Ps.	(218,432)

Net deferred income tax asset	Ps.	337,726	Ps.	231,791	Ps.	569,517

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax, calculated on the basis of U.S. GAAP for the fiscal years ended December 31, 2015, 2014 and 2013:

	December 31,
	2015		2014		2013
Income before taxes and non - controlling interest	Ps.	7,353,525	Ps.	5,605,970	Ps.	2,981,530
Tax rate in force		35%		35%		35%
Result for the year at the tax rate		2,573,734		1,962,089		1,043,536
Permanent tax differences (*)		73,242		(71,929)		132,673

Income tax expense	Ps.	2,646,976	Ps.	1,890,160	Ps.	1,176,209

(*)	Includes permanent differences originated in operation of shares and non-taxable dividends.

According to the taxable income projections, the Group estimates that it is more likely than not that it will recover the temporary differences and the credit recorded regarding Presumed Minimum Income Tax (See note 2.14) with future taxable income. Therefore, no valuation allowance was provided against the deferred tax assets and presumed minimum income tax.

ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition for uncertain tax positions taken or expected to be taken in a tax return. As of December 31, 2015 and 2014, there were no uncertain tax positions.

The Group classifies income tax-related interest and penalties as income taxes in the financial statements.

The following table shows the tax years open for examination as of December 31, 2015, by major tax jurisdictions in which the Group operates:

Jurisdiction	Tax year
Argentina	2011 –2015

b. Commissions on loans.

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs. In accordance with U.S. GAAP under ASC 310, loan origination fees net of certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2015 and 2014 amounted to Ps. (95,440) and Ps. (67,327), respectively.

c. Intangible assets.

Goodwill – Recognition and amortization

The following table summarizes the U.S. GAAP shareholders’ equity adjustments as of December 31, 2015 and 2014:

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

	December 31,
	2015		2014
Goodwill recognition (1)		(13,293)		(21,688)
Reversal of amortizations (2)		49,530		48,251

Total	Ps.	36,237	Ps.	26,563

(1)	Under Argentine Banking GAAP the Company recognized as goodwill the excess paid over book value in the acquisition of non-controlling interest of subsidiaries. Under U.S. GAAP such transactions were treated as equity transactions. Also, the amount includes goodwill recognized under Argentine Banking GAAP, which should be reversed for U.S. GAAP purposes.
(2)	Goodwill is amortized for Argentine Banking GAAP purposes. Under U.S. GAAP, according to ASC 350-20, since June 30, 2001, goodwill is no longer amortized. ASC 350 requires that goodwill should be reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and adjusted in case that impairment is detected. Goodwill amortization recorded under Argentine Banking GAAP has been reversed for U.S. GAAP purposes. During the years ended December 31, 2015 and 2014, no impairment was recorded.

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

As of December 31, 2014, the Group has a balance of Ps. 49,562, related to the negative goodwill which has been reversed for U.S. GAAP purposes.

During fiscal year 2015, the Group has fully amortized the negative goodwill.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2015 and 2014 is as follows:

	December 31,
	2015	2014
Capitalized cost expensed for U.S. GAAP purposes	(829,932)	(568,140)
Amortization adjustments	117,459	62,054

Total	Ps. (712,473)	Ps. (506,086)

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

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

a. Allowance for Credit Losses and Recorded Investments in Financial Receivables

The following table presents the allowance for loan losses and the related carrying amount of Financial Receivables for the years ended December 31, 2015 and 2014 respectively:

	As of December 31, 2015
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowances for loan losses:	Ps.		Ps.		Ps.
Beginning balance		2,534,566		121,291		2,655,857
Charge-offs		(1,053,599)		(193,183)		(1,246,782)
Recoveries		—		—		—
Foreign Exchange effect and other adjustments		19,536		—		19,536
Provision		1,912,490		256,822		2,169,312

Ending balance	Ps	3,412,993		184,930		3,597,923

Ending balance- individually evaluated for impairment		—		159,358		159,358
Ending balance- collectively evaluated for impairment		3,412,993		25,572		3,438,565

Financing receivables:
Ending balance		69,517,406		35,527,797		105,045,203

Ending balance: individually evaluated for impairment		—		363,530		363,530
Ending balance: collectively evaluated for impairment	Ps.	69,517,406		35,164,267		104,681,673

	As of December 31, 2014
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowances for loan losses:	Ps.		Ps.		Ps.
Beginning balance		1,981,584		179,242		2,160,826
Charge-offs		(1,485,904)		(354,187)		(1,840,091)
Recoveries		—		(1,000)		(1,000)
Foreign Exchange effect and other adjustments		—		(11,901)		(11901)
Provision		2,038,886		309,137		2,348,023

Ending balance	Ps.	2,534,566	Ps.	121,291		Ps2,655,857

Ending balance- individually evaluated for impairment		—		97,036		97,036
Ending balance- collectively evaluated for impairment		2,534,566		24,255		2,558,821

Financing receivables:
Ending balance		48,558,500		22,952,937		71,511,437

Ending balance: individually evaluated for impairment		—		258,515		258,515
Ending balance: collectively evaluated for impairment	Ps.	48,558,500	Ps.	22,694,422	Ps.	71,252,922

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

b. Loan Charge-offs and recoveries

Under Argentine Banking GAAP, recoveries on previously charged-off loans are recorded directly to income and the amount of charged-off loans in excess of amounts specifically allocated is recorded as a direct charge to the income statement. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value. Under U.S. GAAP, all charge off and recovery activity is recorded through the allowance for loan loss account. Further, loans are generally charged to the allowance account when all or part of the loan is considered uncollectible. In connection with loans in judicial proceedings, resolution through the judicial system may span several years. Loans in judicial proceedings, greater than three years as of December 31, 2015, 2014 and 2013, amounted to Ps.11,373, Ps. 2,649 and Ps. 14,744, respectively. Under U.S. GAAP these loans were completely provisioned. The Bank also classified loans, many of which are in judicial proceedings, which amounted to approximately Ps. 1,117,685, Ps. 314,988 and Ps. 401,365 as of December 31, 2015, 2014 and 2013, respectively, as uncollectible, although the Bank may hold preferred guarantees. Therefore, the balance of loans and allowance for loan losses would be decreased by these amounts. There is no impact on the Statements of Income or Shareholders’ equity considering that the Bank’s practice involves a reclassification.

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

The following table discloses the amounts of loans considered impaired in accordance with ASC 310, as of December 31, 2015 and 2014:

	As of December 31, 2015
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps.	102,670	Ps.	84,974	Ps.	—

With an allowance recorded:
Commercial
Impaired Loans	Ps.	260,860	Ps.	228,778	Ps.	159,358

Total	Ps.	363,530	Ps.	313,752	Ps.	159,358

With an allowance recorded:
Consumer
Impaired Loans	Ps.	2,426,308	Ps.	2,364,794	Ps.	2,414,689

Total	Ps.	2,426,308	Ps.	2,364,794	Ps.	2,414,689

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

	As of December 31, 2014
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps.	88,249	Ps.	77,961	Ps.	—

With an allowance recorded:
Commercial
Impaired Loans	Ps.	170,266	Ps.	161,028	Ps.	97,036

Total	Ps.	258,515	Ps.	238,989	Ps.	97,036

With an allowance recorded:
Consumer
Impaired Loans	Ps.	2,024,783	Ps.	1,944,397	Ps.	1,882,419

Total	Ps.	2,024,783	Ps.	1,944,397	Ps.	1,882,419

The average recorded investments for impaired loans were Ps.1,397,794 and Ps.1,291,224 for the years ended December 31, 2015 and 2014, respectively

The interest income recognized on impaired loans amounted to Ps.6,576, Ps.7,251 and Ps.11,003 for the years ended December 31, 2015, 2014 and 2013, respectively.

d. Non-accrual Loans

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk” and “Uncollectible” and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency“and “Uncollectible”.

The following table represents the amounts of nonaccruals, segregated by class of loans, as of December 31, 2015 and 2014, respectively:

	As of December 31,
	2015		2014
Consumer
Advances	Ps.	91,202	Ps.	68,334
Promissory Notes		138,545		102,723
Mortgage Loans		14,195		7,329
Personal Loans		627,746		584,675
Credit Card Loans		1,501,308		1,177,916
Other Loans		26,166		24,259

Total Consumer	Ps.	2,399,162	Ps.	1,965,236

Commercial
Impaired Loans		259,006		81,260

Total Commercial	Ps.	259,006	Ps.	81,260

Total Non-accrual loans	Ps.	2,658,168	Ps.	2,046,496

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

An aging analysis of past due loans, segregated by class of loans, as of December 31, 2015 and 2014 is as follows:

	As of December 31, 2015
	30-90 Days Past Due	91-180 Days Past Due	181-360 Days Past Due	Greater than 360	Total Past Due	Current	Total Financing
Consumer
Advances	20,948	19,332	39,269	32,601	112,150	752,192	864,342
Promissory Notes	21,276	36,538	60,785	41,223	159,822	4,981,632	5,141,453
Mortgage Loans	2,366	2,687	3,436	8,071	16,560	476,669	493,230
Personal Loans	239,721	159,167	238,348	230,231	867,467	10,131,545	10,999,012
Credit Card Loans	785,900	408,891	630,585	461,832	2,287,208	48,981,340	51,268,548
Other Loans	11,694	5,015	6,100	15,051	37,860	712,961	750,821

Total Consumer Loans	1,081,905	631,630	978,523	789,009	3,481,067	66,036,339	69,517,406

Commercial:
Performing Loans	—	—	—	—	—	35,164,268	35,164,268
Impaired loans	8,937	—	137,170	195,313	341,420	22,109	363,529	(1)

Total Commercial Loans	8,937	—	137,170	195,313	341,420	35,186,377	35,527,797

Total	1,090,842	631,630	1,115,693	984,322	3,822,487	101,222,716	105,045,203

	As of December 31, 2014
	30-90 Days Past Due	91-180 Days Past Due	181-360 Days Past Due	Greater than 360	Total Past Due	Current	Total Financing
Consumer
Advances	16,283	23,357	37,430	7,547	84,617	706,343	790,960
Promissory Notes	28,040	44,228	49,347	9,148	130,763	4,222,667	4,353,430
Mortgage Loans	4,433	901	2,338	4,091	11,763	523,867	535,630
Personal Loans	318,827	218,962	315,425	50,288	903,502	7,210,150	8,113,652
Credit Card Loans	644,380	388,939	713,309	75,668	1,822,296	31,981,532	33,803,828

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Other Loans	12,204	8,852	7,500	7,906	36,462	924,538	961,000

Total Consumer Loans	1,024,167	685,239	1,125,349	154,648	2,989,403	45,569,097	48,558,500

Commercial:
Performing Loans	—	—	—	—	—	22,694,422	22,694,422
Impaired loans	—	137,827	55,476	61,646	254,949	3,566	258,515	(1)

Total Commercial Loans	—	137,827	55,476	61,646	254,949	22,697,988	22,952,937

Total	1,024,167	823,066	1,180,825	216,294	3,244,352	68,267,085	71,511,437

(1)	Includes Ps.259,006 and Ps. 81,260 of non-accruing loans as of December 31, 2015 and 2014.

e. Credit Quality Indicators

The following tables contain the loan portfolio classification by credit quality indicator set forth by the Argentine Central Bank,

Commercial Portfolio:

Loan Classification	Description
1. Normal Situation	The debtor is widely able to meet its financial obligations, demonstrating significant cash flows, a liquid financial situation, an adequate financial structure, a timely payment record, competent management, available information in a timely, accurate manner and satisfactory internal controls, The debtor is in the upper 50% of a sector of activity that is operating properly and has good prospects.

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

Credit quality indicators for the commercial portfolio are reviewed, at a minimum, on an annual basis,

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Consumer Portfolio:

Loan Classification	Description
1. Normal Situation	Loans with timely repayment or arrears not exceeding 31 days, both of principal and interest.

2. Low Risk	Occasional late payments, with a payment in arrears of more than 32 days and up to 90 days. A customer classified as “Normal” having been refinanced may be recategorized within this category, as long as he amortizes one principal installment (whether monthly or bimonthly) or repays 5% of principal.

3. Medium Risk	Some inability to make payments, with arrears of more than 91 days and up to 180 days. A customer classified as “Low Risk” having been refinanced may be recategorized within this category, as long as he amortizes two principal installments (whether monthly or bimonthly) or repays 5% of principal.

4. High Risk	Judicial proceedings demanding payment have been initiated or arrears of more than 180 days and up to one year. A customer classified as “Medium Risk” having been refinanced may be recategorized within this category, as long as he amortizes three principal installments (whether monthly or bimonthly) or repays 10% of principal.

5. Uncollectible	Loans to insolvent or bankrupt borrowers, or subject to judicial proceedings, with little or no possibility of collection, or with arrears in excess of one year.

Credit quality indicators for the consumer portfolio are reviewed on a monthly basis.

The following tables show the loan balances categorized by credit quality indicators for the years ended December 31, 2015 and 2014:

	As of December 31, 2015
	“1”	“2”	“3”	“4”	“5”
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	752,192	20,948	19,332	39,269	32,601	864,342
Promissory Notes	4,981,632	21,276	36,538	60,785	41,223	5,141,453
Mortgage Loans	476,669	2,366	2,687	3,436	8,071	493,230
Personal Loans	10,131,545	239,721	159,167	238,348	230,231	10,999,012
Credit Card Loans	48,981,340	785,900	408,891	630,585	461,832	51,268,548
Other Loans	712,961	11,694	5,015	6,100	15,051	750,821

Total Consumer Loans	66,036,339	1,081,905	631,630	978,523	789,009	69,517,406
Commercial:
Performing loans	35,025,369	138,899	—	—	—	35,164,268
Impaired loans	—	104,523	95,826	62,600	100,580	363,529

Total Commercial Loans	35,025,369	243,422	95,826	62,600	100,580	35,527,797

Total Financing Receivables	101,061,708	1,325,327	727,456	1,041,123	889,589	105,045,203

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

	As of December 31, 2014
	“1”	“2”	“3”	“4”	“5”
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	706,343	16,283	23,357	37,430	7,547	790,960
Promissory Notes	4,222,667	28,040	44,228	49,347	9,148	4,353,430
Mortgage Loans	523,867	4,433	901	2,338	4,091	535,630
Personal Loans	7,210,150	318,827	218,962	315,425	50,288	8,113,652
Credit Card Loans	31,981,532	644,380	388,939	713,309	75,668	33,803,828
Other Loans	924,538	12,204	8,852	7,500	7,906	961,000

Total Consumer Loans	45,569,097	1,024,167	685,239	1,125,349	154,648	48,558,500

Commercial:
Performing loans	22,694,422	—	—	—	—	22,694,422
Impaired loans	—	177,255	30,355	50,905	—	258,515

Total Commercial Loans	22,694,422	177,255	30,355	50,905	—	22,952,937

Total Financing Receivables	68,263,519	1,201,422	715,594	1,176,254	154,648	71,511,437

Loans are considered non-accrual when they are categorized by credit quality as “with problems” or “medium risk” or worse.

Loans past due 90 days or more and still accruing amounted Ps. 183,401 and Ps. 277,747 as of December 31, 2015 and 2014.

As of December 31, 2015 and 2014, the total shareholders’ equity adjustment for loan impairment-private sector was as follows:

	Argentine Banking GAAP	U.S. GAAP	Adjustment
December 31, 2014	Ps.2,678,069	Ps.2,655,857	Ps.22,212

Variances	943,653	942,066	1,587

December 31, 2015	Ps.3,621,722	Ps.3,597,923	Ps.23,799

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

f. Trouble Debt Restructuring disclosures

In 2015 there were seven restructuring transactions affecting commercial debtors whose financial situation had deteriorated. As of the date of issuance of these Consolidated Financial Statements, six of these debtors are in default of their payment obligations.

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

The following tables present for the periods ended as of December 31, 2015 and 2014, the financing receivables modified as troubled debt restructurings in 2015 and 2014:

	2015
	Number of Loans	Investment recorded	Allowances
Commercial
Performing loans	1	4,007	141
Impaired loans	6	51,053	48,929

Total Commercial	7	55,060	49,070

Consumer
Advances	315	14,373	3,874
Promissory Notes	495	76,917	14,893
Mortgage Loans	12	5,808	1,030
Personal Loans	41,600	590,966	83,306
Credit Cards Loans	422,462	2,430,735	852,328
Other Loans	4	3,649	1,137

Total Consumer	464,888	3,122,448	956,568

TOTAL	464,895	3,177,508	1,005,638

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

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

The following tables present for the periods ended as of December 31, 2015 and 2014, the financing receivables modified as troubled debt restructurings within the previous twelve months and for which there was a payment default during the year:

	2015
	Number of Loans	Investment recorded	Allowances
Commercial
Performing loans	1	4,007	141
Impaired loans	5	47,377	47,222

Total Commercial	6	51,384	47,363

Consumer
Advances	281	14,236	3,874
Promissory Notes	233	31,891	10.261
Mortgage Loans	6	2,638	297
Personal Loans	17,662	215,909	62,706
Credit Cards Loans	60,585	348,482	263,104
Other Loans	2	1,044	186

Total Consumer	78,769	614,200	340,428

TOTAL	78,775	665,584	387,791

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

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

Under Argentine Banking GAAP, bonds subscribed through exchange by any other government debt instruments should be stated in the Shareholders’ Equity at the value that these exchanged securities had been recorded. These bonds were recorded in the captions “Holdings recorded at their acquisition cost plus I.R.R.”.

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

As of December 31, 2013, Bonar 2015 bonds have been recorded at their acquisition cost increased according to the accrual of their internal rate of return (I.R.R.) under Argentine Banking GAAP.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

(ii) Other investments

The following table summarizes the U.S. GAAP adjustment related to other investments, as of December 31, 2015 and 2014:

	2015			2014
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Shareholders’s Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Shareholders’s Equity Adjustment
	(in thousands of Ps.)
Government securities and securities issued by the Argentine Central Bank	6,864,527	6,884,724	20,197	7,341,443	7,337,718	(3,725)
Others	22,190	21,869	(321)	22,190	18,158	(4,032)

Total	6,886,717	6,906,593	19,876	7,363,633	7,355,876	(7,757)

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

For U.S. GAAP purposes, these securities were classified as trading and accounted for at its fair value with changes recorded in the income statement, except for those securities issued by the Argentine Central Bank held by Tarjetas Regionales and its subsidiaries Tarjeta Naranja and Tarjetas Cuyanas, which were considered as Held-to-maturity securities and therefore accounted for at their amortized cost.

Others

Under Argentine Banking GAAP, certain loans that the Group had in its portfolio were transferred to Saturno Trust. In exchange for the loans transferred, the Group received all the participation certificates, which were accounted for at cost. According to this criterion, as of December 31, 2015 and 2014 Saturno Trust was recorded under caption “Other Receivables from Financial Brokerage” for an amount of Ps. 22,190 in both years.

In accordance with ASC 810, the Group was deemed to be the primary beneficiary of this trust and, therefore, the Bank reconsolidated the assets and liabilities of the mentioned trust. Upon consolidation, the loans have been measured at amortized cost with its corresponding allowance for loan losses measured in accordance with ASC 310.

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

Grupo Galicia’s assets and liabilities would be increased by approximately Ps.17,847,540, Ps. 13,066,131 and Ps.9,596,516 applying U.S. GAAP at December 31, 2015, 2014 and 2013, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

g. Securitizations.

The following table summarizes the adjustment for U.S. GAAP purposes related to securitization transactions as of December 31, 2015 and 2014:

	2015			2014
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’s Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’s Equity Adjustment
	(in thousands of Ps,)
Galtrust I	685,915	714,672	28,757	788,163	806,333	18,170

Total	685,915	714,672	28,757	788,163	806,333	18,170

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

Under Argentine Banking GAAP, this transaction was accounted for as sales and the participation certificates retained by the Bank are recorded at the present value of cash flows discounted by the I.R.R. of instruments with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual is recorded in an asset offset account. The participation certificates are recorded under Argentine Central Bank rules in the caption “Other Receivables from Financial Brokerage”, and its balance as of December 31, 2015 and 2014, was Ps. 685,915 and Ps. 788,163, respectively.

In accordance with ASC 810, the Group was deemed to be the primary beneficiary of this trust and, therefore, the Bank reconsolidated the assets and liabilities of the mentioned trust. Upon consolidation, the Bogar Bonds were classified as available-for-sale securities and measured at fair value with changes recorded in other comprehensive income.

Debt securities have been cancelled as of December 31, 2014.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Additional information required by U.S. GAAP

The table below presents the aggregated assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

	December 31,
	2015		2014
Cash and due from banks	Ps.	27,414	Ps.	3,551
Government securities and Promissory Notes		658,507		764,011
Loans		16,057		143,755
Accrued interest, adjustments and exchange rate differences receivable		—		3,081
Allowances		—		(5,998)
Other assets		6,611		36,061

Total Assets	Ps.	708,589	Ps.	944,461

Debt Securities	Ps.	—	Ps.	97,778
Accrued interest		—		625
Participation Certificates		708,105		836,354
Other liabilities		484		9,704

Total Liabilities	Ps.	708,589	Ps.	944,461

The Group’s maximum loss exposure, which amounted to Ps.708,589 and Ps. 944,461 as of December 31, 2015 and 2014, respectively, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Group’s balance sheet.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

The Group’s assets and liabilities would be increased by approximately Ps.898,559, Ps. 103,515 and Ps. 146,394, had U.S. GAAP been applied as of December 31, 2015, 2014 and 2013 , respectively.

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

In 2015 and 2014, no additional impairment was recorded in real estate properties and foreclosed assets.

The Argentine Banking GAAP depreciation for 2015 and 2014 of the assets impaired in 2002 has been reversed for U.S. GAAP purposes.

Therefore, the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2015 and 2014 amounted to Ps. (49,020) and Ps. (50,415), respectively.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

As of December 31, 2015 and 2014, the group concluded that the carrying amount of certain investments would not be recoverable and therefore an impairment loss was recorded for U.S. GAAP purposes. Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2015 and 2014 amounted to Ps. (14,365) and Ps. (14,365), respectively.

k. Financial Guarantees

Other Financial Guarantees.

During 2015 and 2014, the Company entered into different agreements to guarantee lines of credit of selected customers amounting to Ps. 1,231,351 and Ps. 1,077,529, respectively. As of December 31, 2015 and 2014, guarantees granted by the Bank amounted to Ps. 367,760 and Ps. 313,781, respectively.

Under Argentine Banking GAAP the guarantees are recorded in memorandum accounts. As of December 31, 2014 and 2013, for U.S. GAAP purposes the Bank recognized a liability for the fair value of the obligations assumed at its inception in accordance with the requirements of ASC 460. Such liabilities are being amortized over the expected term of the guarantee. As of December 31, 2015 and 2014, the fair value of the guarantees less the estimated proceeds from collateral amounted to Ps. (1,295) and Ps. (1,104) respectively

As of December 31, 2015 and 2014, the Group maintained the following guarantees:

	2015
	Maximum Potential Payments (*)		Estimated Proceeds From colateral Recourse		U.S. GAAP Adjustment
Financial guarantees		367,760		45,521		(1,295)
	Ps.	367,760	Ps.	45,521	Ps.	(1,295)

	2014
	Maximum Potential Payments (*)		Estimated Proceeds From collateral Recourse		U.S. GAAP Adjustment
Financial guarantees		313,781		22,045		(1,104)

	Ps.	313,781	Ps.	22,045	Ps.	(1,104)

(*)	The maximum potential payments represent a “worse-case scenario”, and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company´s payments under guarantees.

l. Non-controlling interest

Under Argentine Central Bank rules, the non-controlling interest is required to be disclosed as a component of the liabilities. Under U.S. GAAP, non-controlling interest should be reported as a separate component within equity in the consolidated financial statements. Additionally, consolidated net income and comprehensive income are reported with separate disclosure of the amounts attributable to the parent company and to the non-controlling interest. The non-controlling interest in accordance with Argentine Banking GAAP has been eliminated for U.S. GAAP reconciliation purposes.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Also, non-controlling interest under U.S. GAAP reflects the effect in non controlling interest of all the other U.S. GAAP adjustments discussed.

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

During 2011, the Group paid in advance the interest capitalized related to the Subordinated Negotiable Obligation for an amount of approximately US$ 95.8 million. This amount was originally scheduled to be paid in 2014. This advance payment does not constitute a modification of terms of the Negotiable Obligation for U.S. GAAP purposes.

Shareholders’ Equity adjustments between Argentine Banking GAAP and U.S. GAAP as of December 31, 2015 and 2014 amounted to Ps. (69,216) and Ps. (55,815), respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

n. Gain on sale of non-controlling interest

Under Argentine Banking GAAP the Group recognized during the year ended December 31, 2014 a gain of Ps. 2,490 on the sale of a minority interest in Tarjetas del Mar. Under U.S. GAAP this transaction was treated as an equity transaction.

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

In addition, ASC 820-10 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 2 – inputs include the following:

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

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

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

Assets

a) Government securities and other investments

Listed investment securities: where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities include national and province governments bonds, instruments issued by Argentine Central Bank and corporate securities.

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

c) Securitizations

As of December 31, 2015 and 2014 the caption includes the consolidated assets of Galtrust I. The fair value was determined by using the fair value of the underlying assets (Bogar bonds). Therefore, these are classified within level 1 of the valuation hierarchy.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

Items measured at fair value on a recurring basis

The following table presents the financial instruments carried at fair value as of December 31, 2015 and 2014, for U.S. GAAP purposes by ASC 820-10 valuation hierarchy (as described above).

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Balances as of December 31, 2015	Total carrying value		Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS
a) Government securities and other investments
a.1) Holdings recorded at fair value
Government Securities Recorded at Fair Value	Ps.	3,963,969	3,963,969	—	—
a.2) Securities issued by Argentine Central Bank	Ps.	11,717,701	10,374,997	—	1,342,704
a.3) Other Investments (*)	Ps.	21,869	—	—	21,869
b.1) Securities receivable under spot and forward purchases to be settled and under repo transactions	Ps.	478,925	478,925	—	—
c) Securitizations
Galtrust I (**)	Ps.	687,263	687,263	—	—
d) Derivatives financial instruments	Ps.	287,161	287,161	—	—

TOTAL ASSETS AT FAIR VALUE	Ps.	17,156,888	15,792,315	—	1,364,573

LIABILITIES e) Securities to be delivered under spot and forward sales to be settled and under repo transactions	Ps.	(41,161)	(41,161)	—	—
f) Derivatives financial instruments	Ps.	(1,266,014)	(1,266,014)	—	—

TOTAL LIABILITIES AT FAIR VALUE	Ps.	(1,307,175)	(1,307,175)	—	—

(*)	This amount is related to the fair value of participation certificates of Saturno Trust.
(**)	The Ps. 687,263 corresponds to the fair value of the Bogar Bonds recorded as an asset in Galtrust I

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Balances as of December 31, 2014	Total carrying value		Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS
a) Government securities and other investments
a.1) Holdings recorded at fair value
Government Securities Recorded at Fair Value	Ps.	2,446,230	2,446,230	—	—
a.2) Securities issued by Argentine Central Bank	Ps.	7,559,799	7,559,799	—	—
a.3) Investments in listed Private Securities
Shares	Ps.	396	396	—	—
a.4) Other Investments (*)	Ps.	18,158	—	—	18,158
b.1) Securities receivable under spot and forward purchases to be settled and under repo transactions	Ps.	104,516	104,516	—	—
c) Securitizations
Galtrust I (**)	Ps.	782,181	782,181	—	—
d) Derivatives financial instruments	Ps.	117,016	117,016	—	—

TOTAL ASSETS AT FAIR VALUE	Ps.	11,028,296	11,010,138	—	18,158

LIABILITIES e) Securities to be delivered under spot and forward sales to be settled and under repo transactions	Ps.	(130,798)	(130,798)	—	—
f) Derivatives financial instruments	Ps.	(118,218)	(118,218)	—	—

TOTAL LIABILITIES AT FAIR VALUE	Ps.	(249,016)	(249,016)	—	—

(*)	This amount is related to the fair value of participation certificates of Saturno Trust.
(**)	The Ps. 782,181 corresponds to the fair value of the Bogar Bonds recorded as an asset in Galtrust I.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Changes in level 3 fair value measurements

The table below includes a roll forward of the balance sheet amounts as of December 31, 2015, 2014 and 2013 (including the change in fair value) for financial instruments classified by the Group within Level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement.

	Other investments	Securities issued by Argentine Central Bank and government securities	Total Fair Value Measurements
Fair value, December 31, 2013	Ps. 187,437	Ps. —	Ps. 187,437

Included in earnings	1,409	—	1,409
Sales	(170,688)	—	(170,688)

Fair value, December 31, 2014	Ps.18,158	Ps.—	Ps.18,158
Included in earnings	3,711	1,342,704	1,346,415

Fair value, December 31, 2015	Ps.21,869	Ps.1,342,704	Ps.1,364,573

The table below summarizes gains and losses due to changes in fair value, recorded in earnings for level 3 assets and liabilities during the years 2015, 2014, and 2013:

	Total Fair Value Measurements
Balances as of December 31,	2015		2014		2013
Available for sale securities
Classification of gains and losses included in earnings :
Financial Income	Ps.	1,346,415	Ps.	1,409	Ps.	4,582

Total	Ps.	1,346,415	Ps.	1,409	Ps.	4,582

The Group did not transfer any assets or liabilities between Levels 1 and 2 of the fair value hierarchy during 2015. In addition, the Group is required, on a nonrecurring basis, to adjust the carrying value of certain assets or provide valuation allowances related to certain assets using fair value measurements in accordance with GAAP. Loans are generally not recorded at fair value on a recurring basis. Periodically, the Group records nonrecurring adjustments for including certain impairment amounts for impaired loans calculated in accordance with ASC 310-10 when establishing the allowance for loan losses. Estimates of fair value used for impaired loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. The valuation technique used to obtain the fair value was an income approach using discounted cash flows based on the

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. No changes in the valuation technique took place during the year. Loans subject to nonrecurring fair value measurement were Ps.204,171 and Ps.161,479 as of December 31, 2015 and 2014 classified as Level 3.

q. New authoritative pronouncements

During 2014, 2015 and 2016, the FASB has issued Accounting Standards Updates. Those updates applicable for the Group are mentioned below:

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

The amendments in this Update do not change the current criteria in GAAP for determining when separation of certain embedded derivative features in a hybrid financial instrument is required. That is, an entity will continue to evaluate whether the economic characteristics and risks of the embedded derivative feature are clearly and closely related to those of the host contract, among other relevant criteria. The amendments clarify how current GAAP should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendments clarify that an entity should consider all relevant terms and features’ including the embedded derivative feature being evaluated for bifurcations in evaluating the nature of the host contract. Furthermore, the amendments clarify that no single term or feature would necessarily determine the economic characteristics and risks of the host contract. Rather, the nature of the host contract depends upon the economic characteristics and risks of the entire hybrid financial instrument.

The amendments in this Update are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted.

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

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

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

The decision to adopt the accounting alternative in this Update must be made upon the occurrence of the first transaction within the scope of this accounting alternative in fiscal years beginning after December 15, 2015, and the effective date of adoption depends on the timing of that first in-scope transaction.

The impact of this Update has not any significant effect in the present US GAAP financial statements.

ASU 2015-03

The FASB issued in April 2015 the Accounting Standards Update No. 2015-03 “Interest—Imputation of Interest (Subtopic 835-30)—Simplifying the Presentation of Debt Issuance Costs”. The Board is issuing this Update as part of its initiative to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements.

The Board received feedback that having different balance sheet presentation requirements for debt issuance costs and debt discount and premium creates unnecessary complexity. Recognizing debt issuance costs as a deferred charge (that is, an asset) also is different from the guidance in International Financial Reporting Standards (IFRS), which requires that transaction costs be deducted from the carrying value of the financial liability and not recorded as separate assets. Additionally, the requirement to recognize debt issuance costs as deferred charges conflicts with the guidance in FASB Concepts Statement No. 6, Elements of Financial Statements, which states that debt issuance costs are similar to debt discounts and in effect reduce the proceeds of borrowing, thereby increasing the effective interest rate. Concepts Statement 6 further states that debt issuance costs cannot be an asset because they provide no future economic benefit.

To simplify presentation of debt issuance costs, the amendments in this Update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this Update.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.

ASU 2015-15

In August 2015, the FASB issued the Accounting Standards Update No. 2015-15 “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements”. The amendments in this Update provide guidance on accounting for the costs on line-of-credit arrangements.

Given the absence of authoritative guidance within Update 2015-03 for debt issuance costs related to line-of-credit arrangements, the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

The impact of this ASU has not any significant effect in the US GAAP disclosures and financial information for the Group

ASU 2016-01

In January 2016, the FASB issued the Accounting Standards Update No. 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this Update make targeted improvements to generally accepted accounting principles (GAAP) as follows: i) Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; ii) simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; iii) eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and iv) require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; among other changes.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.

The Group considers this ASU has not any significant effect in the US GAAP disclosures and financial information.

ASU 2016-02

Accounting Standard Update 2016-02 “Leases (Topic 842)” was issued in February 2016. The FASB is issuing this Update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To meet that objective, the FASB is amending the FASB Accounting Standards Codification® and creating Topic 842, Leases. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years.

The Group considers this ASU has not any significant effect in the US GAAP disclosures and financial information.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

r. Consolidated net income

	December 31,
	2015		2014		2013
Net income as stated	Ps.	4,338,397	Ps.	3,337,790	Ps.	1,823,653
Loan origination fees and costs (Note 36 b.)		(28,113)		96,883		(65,322)
Intangible assets:
Goodwill recognition and amortization (Note 36 c.)		9,674		7,767		(4,361)
Negative goodwill (Note 36 c.)		(49,562)		(99,123)		(99,123)
Software cost (Note 36 c.)		(206,387)		(129,978)		(115,588)
Equity investments in other companies – Impairment (Note 36 j.)		—		6,740		(5,873)
Sale of non-controlling interest (Note 36 n.)		—		2,490		—
Loan impairment – Private sector (Note 36 d.e.)		1,587		10,776		(18,910)
Securitizations (Note 36 g.)		106,511		(22,973)		75,653
Government Securities and other investments:
Bonar 2015 Bonds ( Note 36 e. (i))		—		195,543		(47,408)
Other investments (Note 36 e. (ii))		27,633		(625)		4,936
Amortization of real estate properties and foreclosed assets previously impaired under U.S. GAAP (Note 36 i.)		1,395		1,395		1,395
Recognition for the fair value of obligations assumed under financial guarantees issued (Note 36 k.)		(191)		(275)		(16)
Foreign Debt restructuring (Note 36 m.)		(13,401)		(22,622)		(8,152)
Deferred Income tax (Note 36 a.)		154,448		102,112		55,786
Non-controlling interest (Note 36 l.)		364,558		229,910		208,651

Net income in accordance with U.S. GAAP	Ps.	4,706,549	Ps.	3,715,810	Ps.	1,805,321

Less Net (Income) attributable to the Non-controlling Interest (Note 36 l.)		(370,980)		(211,847)		(230,711)

Net Income attributable to Parent Company in accordance with U.S. GAAP	Ps.	4,335,569	Ps.	3,503,963	Ps.	1,574,610

Average number of basic shares outstanding (in thousands) (Note 21)		1,300,265		1,300,265		1,261,080

Basic and diluted EPS		3.334		2.695		1.249

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

s. Consolidated shareholders’ equity

	December 31,
	2015		2014
Shareholders’ equity as stated	Ps.	14,484,821	Ps.	10,246,424
Loan origination fees and costs (Note 36 b.)		(95,440)		(67,327)
Intangible assets:
Goodwill recognition and amortization (Note 36 c.)		36,237		26,563
Negative Goodwill (Note 36 c.)		—		49,562
Software Cost (Note 36 c.)		(712,473)		(506,086)
Equity investments in other companies – Impairment (Note 36 j.)		(14,365)		(14,365)
Loan impairment – Private sector (Note 36 d.e.)		23,799		22,212
Government securities and other investments:
Bonar 2015 Bonds (Note 36 e. (i))		—		—
Other Investments (Note 36 e. (ii))		19,876		(7,757)
Securitizations (Note 36 g.)		28,757		18,170
Impairment of real estate properties and foreclosed assets (Note 36 i.)		(67,155)		(67,155)
Amortization of real estate properties and foreclosed assets previously impaired under U.S. GAAP (Note 36 i.)		18,135		16,740
Deferred Income tax (Note 36 a.)		723,965		569,517
Recognition for the fair value of obligations assumed under financial guarantees issued (Note 36 k.)		(1,295)		(1,104)
Foreign debt restructuring (Note 36 m.)		(69,216)		(55,815)
Non-controlling interest (Note 36 l.)		1,107,315		781,026

Consolidated shareholders’ equity in accordance with U.S. GAAP	Ps.	15,482,961	Ps.	11,010,605

Non-controlling Interest (Note 36 l.)		(1,100,135)		(767,424)

Consolidated Parent Company Shareholders Equity in accordance with U.S. GAAP	Ps.	14,382,826	Ps.	10,243,181

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Roll forward analysis of parent company shareholders’ equity under U.S. GAAP at December 31, 2015, 2014 and 2013:

	Capital		Paid		Adjustments to Shareholders’		Profit reserves				Other Comprehensive		(Accumulated deficit) /Retained		Consolidated Shareholders’ Equity (Parent
	Stock		in Capital		Equity		Legal		Other		Icome (loss)		Earnings		Company)
Balance at December 31, 2012	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	133,254	Ps.	1,880,465	Ps.	699,440	Ps.	858,473	Ps.	5,107,899

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 15, 2013
Legal Reserve		—		—		—		66,811		—		—		(66,811)		—
Discretionary Reserve										1,245,054		—		(1,245,054)		—
Cash Dividends		—		—		—		—		—		—		(24,350)		(24,350)
Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		8,015		—		8,015
Capital increase		58,858		218,990		—		—		—		—		—		277,848
Net Income in accordance with U.S. GAAP		—		—		—		—		—		—		1,574,610		1,574,610

Balance at December 31, 2013	Ps.	1,300,265	Ps.	219,596	Ps.	294,254	Ps.	200,065	Ps.	3,125,519	Ps.	707,455	Ps.	1,096,868	Ps.	6,944,022

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 29, 2014
Legal Reserve		—		—		—		91,183		—		—		(91,183)		—
Discretionary Reserve										1,693,875		—		(1,693,875)		—
Cash Dividends		—		—		—		—		—		—		(38,595)		(38,595)
Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		(144,211)		—		(144,211)
Acquisition of non-controlling interest		—		(30,264)		—		—		—		—		10,756		(19,508)
Sale of non-controlling interest		—		(2,490)		—		—		—		—		—		(2,490)
Net Income in accordance with U.S. GAAP		—		—		—		—		—		—		3,503,963		3,503,963

Balance at December 31, 2014	Ps.	1,300,265	Ps.	186,842	Ps.	294,254	Ps.	291,248	Ps.	4,819,394	Ps.	563,244	Ps.	2,787,934	Ps.	10,243,181

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 29, 2015,
Legal Reserve		—		—		—		24,432		—		—		(24,432)		—
Discretionary Reserve		—		—				—		3,213,358		—		(3,213,358)		—
Cash Dividends		—		—		—		—		—		—		(100,000)		(100,000)
Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		(95,924)		—		(95,924)
Acquisition of non-controlling interest		—		—		—		—		—		—		—		—
Sale of non-controlling interest		—		—		—		—		—		—		—		—
Net Income in accordance with U.S. GAAP		—		—		—		—		—		—		4,335,569		4,335,569

Balance at December 31, 2015	Ps.	1,300,265	Ps.	186,842	Ps.	294,254	Ps.	315,680	Ps.	8,032,752	Ps.	467,320		3,785,713		14,382,826

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

The following disclosure presents the Comprehensive Income according to ASC 220, for the fiscal years ended December 31, 2015, 2014 and 2013:

	December 31,
	2015	2014	2013
Income Statement
Financial Income	Ps. 25,978,312	Ps. 20,032,041	Ps. 13,108,842
Financial Expenditures	13,415,733	10,343,300	6,178,207
Net Financial Income	12,562,579	9,688,741	6,930,635
Provision for Loan Losses	2,212,653	2,400,474	1,795,165
Income from Services	11,416,710	8,414,795	6,188,938
Expenditures from Services	3,619,031	2,618,094	1,981,594
Administrative Expenses	13,098,088	9,351,409	7,575,762
Net Income from Financial Brokerage	5,049,517	3,733,559	1,767,052
Income from Insurance activities	1,801,404	1,238,029	904,895
Miscellaneous Income	1,154,030	1,005,557	644,384
Miscellaneous Losses	651,426	371,175	334,801
Net Income before Income tax	7,353,525	5,605,970	2,981,530
Income Tax	2,646,976	1,890,160	1,176,209

Net income under U.S. GAAP	4,706,549	3,715,810	1,805,321

Less Net (Income) attributable to the Non-controlling Interest	(370,980)	(211,847)	(230,711)

Net Income attributable to Parent Company	4,335,569	3,503,963	1,574,610

Net income under U.S. GAAP	4,706,549	3,715,810	1,805,321
Other comprehensive income / (loss)	(95,924)	(146,910)	(26,642)

Comprehensive income	4,610,625	3,568,900	1,778,679

Net Income attributable to parent Company	4,335,569	3,503,963	1,574,610
Other comprehensive income / (loss) attributable to parent Company	(95,924)	(144,211)	8,015

Comprehensive income attributable to parent Company	4,239,645	3,359,752	1,582,625

Accumulated non-owner changes in equity (accumulated other comprehensive income) as of December 31, 2015, 2014 and 2013 were as follows:

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

	December 31,
	2015		2014		2013
Galtrust I		467,320		563,244		513,325
Bonar 2015 Bonds		—		—		199,984
Other		—		—		(3,155)

Accumulated other comprehensive income	Ps.	467,320	Ps.	563,244	Ps.	710,154

Less, accumulated other comprehensive income attributable to the Non-controlling interest		—		—		(2,699)

Net accumulated other comprehensive income attributable to Parent Company	Ps.	467,320	Ps.	563,244	Ps.	707,455

There were no available for sale securities with a continuous loss position of 12 months or more. There are no unrealized losses on investments as of December 31, 2015 and 2014.

Additional disclosures required by ASU No. 2013-02 are presented in the table below:

	Galtrust I	Total
Begining Balance	563,244	563,244

Other comprenhensive loss of the year, net	(95,924)	(95,924)

Ending balance	467,320	467,320

OCI components	Amount reclassified from accumulated other comprehensive income	Affected Line Item in the Statement where Net income is presented
Galtrust I	(95,924)	Financial Income
Total	(95,924)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

u. Consolidated cash flows

ASC 230 “Statement of Cash Flows” provides guidance for the reporting of cash flows within Operating, Investing and Financing categories. For U.S. GAAP purposes the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less, including cash and cash equivalents corresponding to financial trusts consolidated in accordance with Note 36.h.

	For the year ended December 31,
	2015		2014		2013
Cash		30,834,663		16,959,205		12,560,345
Cash equivalents		12,140,602		6,094,810		3,263,536

Cash and cash equivalents as shown in the statement of cash flows under Argentine Banking GAAP	Ps.	42,975,265	Ps.	23,054,015	Ps.	15,823,881

Cash and cash equivalents corresponding to financial trusts		—		3,551		12,991

Cash and cash equivalents in the Statement of Cash Flows under US GAAP	Ps.	42,975,265	Ps.	23,057,566	Ps.	15,836,872

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

The following table presents the reconciliation of the condensed consolidated statements of cash flows under Argentine Banking GAAP and US GAAP:

	For the year ended December 31,
	2015		2014		2013
Reconciliation of cash flows under Argentine Banking GAAP and US GAAP
Net cash flow provided by operating activities under Argentine Banking GAAP	Ps.	15,624,973	Ps.	7,514,940	Ps.	3,495,566

Loans, available for sale securities, deposits at the Argentine Central Bank and organization and development expenses reclassified to investing activities		33,586,621		13,770,822		13,814,678
Deposits and repo transactions reclassified to financing activities		(30,900,935)		(12,053,271)		(10,396,350)
Interest paid on debt		(1,676,158)		(1,754,664)		(831,671)
Financial trust consolidated under US GAAP		5,763		152,805		96,840

Net cash flow provided by operating activities under US GAAP	Ps.	16,640,264	Ps.	7,630,632	Ps.	6,179,063

Net cash flow used in investing activities under Argentine Banking GAAP	Ps.	(1,122,861)	Ps.	(494,939)	Ps.	(437,275)

Net increase in Loans, available for sale securities, deposits at the Argentine Central Bank and organization and development expenses		(33,586,621)		(13,770,822)		(13,814,678)
Financial trust consolidated under US GAAP - corresponding to loans and securities		121,700		(170,913)		18,862

Net cash flow used in investing activities under US GAAP	Ps.	(34,587,782)	Ps.	(14,436,674)	Ps.	(14,233,091)

Net cash flow (used in) provided by financing activities under Argentine Banking GAAP	Ps.	(1,529,186)	Ps.	(1,304,112)	Ps.	412,261

Deposits and repo transactions		30,867,699		12,053,271		10,396,350
Interest paid on debt reclassified to operating activities		1,676,158		1,754,664		831,671
Financial trust consolidated under US GAAP - corresponding to debt		(97,778)		8,668		(114,494)

Net cash flow provided by financing activities under US GAAP	Ps.	30,916,893	Ps.	12,512,491	Ps.	11,525,788

Effect of exchange rate changes on cash and cash equivalents	Ps.	6,948,324	Ps.	1,514,245	Ps.	1,029,351

Cash and cash equivalents at the beginning of the year under US GAAP		23,057,566		15,836,872		11,335,761
Cash and cash equivalents at the end of the year under US GAAP		42,975,265		23,057,566		15,836,872

Net increase (decrease) in cash and cash equivalents under US GAAP	Ps.	19,917,699	Ps.	7,220,694	Ps.	4,501,111

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Additionally, as required by ASC 230-10-45-26, some cash flow lines must be reported gross. The following table presents the gross inflows and outflows for the years ended December 31, 2015, 2014 and 2013:

	December 31,
	2015		2014		2013
CASH FLOW FROM FINANCING ACTIVITIES
SUBORDINATED AND UNSUBORDINATED NEGOTIABLE OBLIGATION
Collections	Ps.	3,049,708	Ps.	3,198,658	Ps.	1,557,529
Payments	Ps.	(4,611,318)	Ps.	(3,832,157)	Ps.	(1,501,947)
BANK AND INTERNATIONAL ENTITIES
Collections	Ps.	93,435	Ps.	331,063	Ps.	331,480
Payments	Ps.	(16,463)	Ps.	(566,917)	Ps.	(179,427)
CASH FLOW FROM INVESTING ACTIVITIES:
MISCELLANEOUS ASSETS AND BANK PREMISES AND EQUIPMENT
Collections	Ps.	139,721	Ps.	99,710	Ps.	65,052
Payments	Ps.	(1,272,627)	Ps.	(592,851)	Ps.	(465,105)

v. Concentration of risk – Total exposure to the public sector - Argentine government and provinces

The Group has significant exposure to the Argentine national government and provinces in the form of government securities net positions, secured loans and other debt obligations. As of December 31, 2015 and 2014, the Group had the following bonds and loans outstanding:

	December 31, 2015				December 31, 2014
	Argentine Banking GAAP		U.S. GAAP		Argentine Banking GAAP		U.S. GAAP
Argentine national government loans	Ps.	17,501	Ps.	17,501	Ps.	15,441	Ps.	15,441
Other Argentine public-sector receivables		46,287		46,287		42,261		42,261
Galtrust I (securitization of Provincial Loans)		662,251		691,008		787,848		806,018
Securities issued by the Argentine Central Bank		12,936,621		12,934,090		7,713,740		7,700,589
Other (1)		4,195,244		4,217,972		2,702,274		2,711,700

Total	Ps.	17,857,904	Ps.	17,906,858	Ps.	11,261,564	Ps.	11,276,009

(1)	Includes bonds and other national government bonds.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

w. Risks and Uncertainties

Government Securities

As of December 31, 2015, the Group’s exposure to the Argentine public sector represented approximately 11% of the total Group’s assets. Although the Group’s exposure to the Argentine public sector consists of performing assets, the realization of the Group’s assets, its income and cash flow generation capacity and future financial condition is dependent on the Argentine government ability to comply with its payment obligations.

Argentine Central Bank’s regulations state that, the total exposure of financial institutions to the non-financial public sector must not exceed 35% of their total assets.

As of December 31, 2015 and 2014, the Group was in compliance with the general limit of 35% imposed by the Argentine Central Bank.

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

Pursuant to Communiqué “A” 5239, afterward replaced by Communiqué “A” 5245, in the case of sales of foreign exchange (foreign currency or banknotes) for the formation of off-shore assets by residents without the obligation of subsequently allocating it to specific purpose, entities authorized to deal in foreign exchange may only allow transactions through the MULC by those clients who have obtained the validation and who comply with the rest of the requirements set forth in the applicable foreign exchange regulations. Sales of foreign exchange other than for the formation of off-shore assets by residents without a specific purpose are also exempted from the Inquiry Program, however, the financial entities must verify that the other requirements established by the MULC are accomplished.

According to Communiqué “A” 5264, as amended, in general terms the access to the foreign exchange market for residents of Argentina in order to pay services, debts and profits to non-residents has no limits or restrictions. The access to the MULC requires the filing of certain documentation by residents evidencing the validity of transactions for which the funds are purchase for its remittance abroad. Communiqué “A” 5236, item 4.2.which regulated the outflow of funds allowing residents to access to the MULC for the formation of off-shore assets without a specific allocation by residents has been suspended and, up to now, the Central Bank has not issued any other measure or provisions in this regard.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

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

As of December 31, 2015 and 2014 the exchange rate amounted to Ps.13.0050 and Ps. 8.5520, respectively.

Currently, access to the local foreign exchange market by non-residents (both individuals and entities) to transfer funds abroad is permitted (without requesting the Argentine Central Bank’s prior authorization) with no limit in the case of: (i) proceeds from the principal amortization of government debt securities and guarantee loans in local currency; (ii) recoveries from local bankruptcies; (iii) proceeds from the sale, capital reduction or liquidation of direct investments (as it is defined by the Argentine Central Bank) in the non-financial private sector in Argentina if the payment is wired to a bank account or a beneficiary established in a country listed as cooperator on transparency and exchange of information for tax purposes; (iv) aggregate proceeds from the sale of portfolio investments made with a foreign currency and that entered the local foreign exchange market no less than 120 days before, and (v) certain other specific cases.

On the other hand, Argentine residents (both companies and individuals) are currently allowed by the Argentine Central Bank to purchase up to US$2,000 per calendar month, in the aggregate, for any of the following concepts in relation to the formation of offshore assets: real estate investments abroad, the provision of loans to non-residents, direct foreign investments abroad by residents, portfolio investments abroad by individuals, other investments abroad by residents, portfolio investments abroad by resident companies, purchase of foreign currency in the country, purchase of travelers checks and making specific donations.

In respect of “portfolio investments”, Argentine residents are able to transfer funds from their local accounts to their own accounts abroad, and such funds will be freely disposable, meaning that they can be used to repay all types of obligations abroad, such as debts for services, dividends, payments for imports of goods, investments, as long as no other regulations apply.

Access to the foreign exchange local market for the transfer of profits and dividends abroad is permitted when (i) the company has had actual profits, corresponding to audited and final balance sheets; and (ii) an approved “anticipated affidavit of payments abroad” (known as “DAPE”) is previously obtained from the AFIP.

Inflation

The high rate of economic growth in recent years, which has been fueled by Argentina’s full utilization of its installed productive capacity, along with expansive fiscal and monetary policies, has caused a high level of inflation in Argentina since 2007. According to INDEC data, the CPI grew 10.9% in 2010, 9.5% in 2011, 10.8% in 2012, 10.9% in 2013, 23.9% in 2014 and 26.9% in 2015; and the WPI increased 14.6% in 2010, 12.7% in 2011, 13.1% in 2012, 14.7% in 2013, 28.3% in 2014 and 12.7% in 2015. In the past, inflation has materially undermined the Argentine economy and the government’s ability to generate conditions that fostered economic growth. In addition, high inflation or a high level of volatility with respect to the same may materially and adversely affect the business volume of the financial system and prevent the growth of intermediation activity levels. This result, in turn, could adversely affect the level of economic activity and employment.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

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

In addition to the above, the accuracy of the measurements of the INDEC is in doubt, and the current actual consumer and wholesale price indices may be significantly higher than those indicated by INDEC. If a correction of the CPI and other INDEC indices is deemed necessary, this may lead to a marked loss of confidence in the Argentine economy. A new index with nationwide coverage (the Índice de Precios al Consumidor Nacional urbano or IPCNu), the methodology of which was developed with help from the IMF, was recently introduced to replace the previous CPI index used by the INDEC that only covered the Autonomous Citiy of Buenos Aires and its outskirts. It is still too early to analyze the accuracy of the IPCNu, but initial figures were close to figures received from private consultants, which too reflect higher levels of inflation.

x. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Group’s loan portfolio as of December 31, 2015. Many factors can affect the Group’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

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

37. Parent only Financial Statements

The following are the unconsolidated balance sheets of Grupo Galicia as of December 31, 2015 and 2014 and the related unconsolidated statements of income, and cash flows for the fiscal years ended December 31, 2015, 2014 and 2013.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Balance sheet (Parent Company only)

	December 31,
	2015		2014
ASSETS
A. Cash and due from Banks
Cash	Ps.	14	Ps.	14
Financial institutions and correspondents		785		551

	Ps.	799	Ps.	565
B. Government and corporate securities
Holdings of trading securities		—		—
Allowances		—		—

	Ps.			—

C. Loans
To the financial sector		151,591		94,792

	Ps.	151,591	Ps.	94,792

D. Other receivables resulting from financial brokerage
Other receivables not included in the debtor classification Regulations		9,905		1,530
Other receivables included in the debtor classification Regulations		12,208		8,093
Balances from forward transactions without delivery of underlying asset to be settled		—		—

	Ps.	22,113	Ps.	9,623
E. Equity investments
In financial institutions		14,101,202		10,158,622
Other		713,620		408,109
Allowances		—		—

	Ps.	14,814,822	Ps.	10,566,731
F. Miscellaneous receivables
Other		157,910		124,594
Allowances		(117,282)		(96,086)

	Ps.	40,628	Ps.	28,508

G. Bank premises and equipment		167		318

H. Intangible assets
Goodwill		15,316		24,990
Organization and development expenses		49		79

	Ps.	15,365	Ps.	25,069

Total Assets	Ps.	15,045,485	Ps.	10,725,606

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

	December 31,
	2015		2014
LIABILITIES AND SHAREHOLDERS’ EQUITY
H. Other liabilities resulting from financial brokerage
Unsubordinated negotiable obligations	Ps.	488,200	Ps.	430,000
Accrued interest and quotation differences payable		24,368		18,531

		512,568		448,531

I. Miscellaneous liabilities
Other		48,096		30,651

		48,096		30,651

Total Liabilities	Ps.	560,664	Ps.	479,182
SHAREHOLDERS’ EQUITY	Ps.	14,484,821	Ps.	10,246,424

Total Liabilities and Shareholders’ Equity	Ps.	15,045,485	Ps.	10,725,606

Statement of Income (Parent Company only)

	December 31,
	2015		2014		2013
A. Financial income
Interest on loans granted to the financial sector		27		11		173
Interest on other receivables resulting from financial brokerage		—		25		177
Net income from government and corporate securities		2,778		12,085		—
Exchange rate differences on gold and foreign currency		53,184		23,677		14,317

	Ps.	55,989	Ps.	35,798	Ps.	14,667
B, Financial expenses
Interest on other liabilities resulting from financial brokerage	Ps.	116,276	Ps.	109,110	Ps.	52,587
Exchange rate differences on gold and foreign currency		—		—		—
Interests on Other Loans from Financial Institutions		—		1		3,358
Net income from government and corporate securities		—		—		56,767
Other		995		1,219		307

	Ps.	117,271	Ps.	110,330	Ps.	113,019

C. Gross brokerage margin		(61,282)		(74,532)		(98,352)

F, Administrative expenses
Personnel expenses		6,376		7,200		12,518
Directors’ and syndics’ fees		4,652		1,746		1,633
Other fees		7,289		5,981		8,940
Taxes		4,978		7,854		7,143
Other operating expenses		527		785		1,030
Other		2,136		2,663		3,770

	Ps.	25,958	Ps.	26,229	Ps.	35,034

Net Income from financial brokerage	Ps.	(87,240)	Ps.	(100,761)	Ps.	(133,386)

H. Miscellaneous income
Net income from equity investments		4,437,228		3,441,413		1,960,990
Other		42		6,108		59

	Ps.	4,437,270	Ps.	3,447,521	Ps.	1,961,049
I. Miscellaneous losses
Other		11,633		8,970		4,010

	Ps.	11,633	Ps.	8,970	Ps.	4,010
Net Income before tax		4,338,397		3,337,790		1,823,653

J. Income tax	Ps.	—	Ps.	—	Ps.	—

Net income for the fiscal year	Ps.	4,338,397	Ps.	3,337,790	Ps.	1,823,653

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

Statement of cash flows (Parent Company only)

	December 31,
	2015		2014		2013
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year		10,188		10,743		9,270
Cash and cash equivalents at the end of the year		22,912		10,188		10,743

Net increase / (decrease) in cash and cash equivalents	Ps.	12,724	Ps.	(555)	Ps.	1,473

Causes of changes in cash and cash equivalents
Cash Flow from operating activities
Collections for Service		—		4,203		—
Payments to Suppliers of Goods and Services		(17,860)		(18,027)		(18,293)
Personnel Salaries and Social Security Contributions		(4,908)		(7,553)		(9,613)
Payments of Other Taxes		(9,225)		(27,912)		(16,826)
Collections for Other Net Operating Activities		8,465		3,213		7,260

Net cash used in operating activities	Ps.	(23,528)	Ps.	(46,076)	Ps.	(37,472)

Cash Flow from investing activities
Collections for Sales of Fixed Assets		—		5,389		—
Payments for Purchases of Fixed Assets		—		—		(236)
Collection of Dividends		189,589		127,750		60,595
Collection of Sales of Controlled Companies		—		—		1,553
Payments for Equity Investments		—		(88,857)		(17,842)

Net cash provided by investing activities	Ps.	189,589	Ps.	44,282	Ps.	44,070

Cash Flow from financing activities
Payments of Interest, Net		(99,177)		(89,078)		(13,937)
Collection of Loans Received, Net		45,840		109,937		23,537
Distribution of Dividends		(100,000)		(38,595)		(24,350)

Cash Flow used in financing activities	Ps.	(153,337)	Ps.	(17,736)	Ps.	(14,750)

Net increase / (decrease) in cash and cash equivalents	Ps.	12,724	Ps.	(555)	Ps.	1,473

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

Regarding the Statement of cash flows, Cash and cash equivalents include cash and due from banks and investments and receivables held with the purpose of complying with the short-term commitments undertaken, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof. The breakdown is as follows:

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Argentine pesos)

	December 31,
	2015	2014	2013
Cash and Due from Banks	799	565	327
Investments	22,113	9,623	10,416

Cash and Cash Equivalents	22,912	10,188	10,743