Form 20-F
period 2016-12-31
GRUPO FINANCIERO GALICIA SA
filed 2017-05-01
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2016

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Emerging growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

(continued)

(iii)

PRESENTATION OF FINANCIAL INFORMATION

Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” or “Grupo Galicia”) is a financial services holding company incorporated in Argentina and is one of Argentina’s largest financial services groups. In this annual report, references to “we”, “our”, and “us” are to Grupo Financiero Galicia and its consolidated subsidiaries, except where otherwise noted. Our consolidated financial statements consolidate the accounts of the following companies:

•	Grupo Financiero Galicia;

•	Banco de Galicia y Buenos Aires S.A. (“Banco Galicia” or the “Bank”), our largest subsidiary, consolidated with (i) Banco Galicia Uruguay S.A. (“Galicia Uruguay”) liquidated as of April 30, 2016, (ii) Galicia Cayman S.A. (“Galicia Cayman”), only until September 30, 2014 as on October 1, 2014 it was merged into Banco Galicia, (iii) Tarjetas Regionales S.A. (“Tarjetas Regionales”) and its operating subsidiaries, (iv) Tarjetas del Mar S.A. (“Tarjetas del Mar”), (v) Galicia Valores S.A., (vi) Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión (“Galicia Administradora de Fondos”) but only until March 31, 2014, as on April 1, 2014 it was sold to Grupo Financiero Galicia, (vii) Compañía Financiera Argentina S.A. (“Compañía Financiera Argentina” or “CFA”) and (viii) Cobranzas y Servicios S.A. (collectively, “Banco Galicia” or the “Bank” except where otherwise noted);Sudamericana Holding S.A. (“Sudamericana”) and its subsidiaries;

•	Galicia Warrants S.A. (“Galicia Warrants”);

•	Net Investment S.A. (“Net Investment”);

•	Galicia Administradora de Fondos (consolidated with Grupo Financiero Galicia since April 2014); and

•	Galval Agente de Valores S.A. (“Galval”), the results of which were consolidated only during the first half of fiscal year 2012, since on September 4, 2012, the Board of Directors of Grupo Financiero Galicia (the “Board of Directors”) approved the sale of 100% of its interest in Galval. Such transaction was approved by the Central Bank of Uruguay in June 2013 and was consummated on June 12, 2013.

We maintain our financial books and records in Argentine Pesos and prepare our financial statements in conformity with the accounting rules of the Argentine Central Bank, which entity prescribes the generally accepted accounting principles for all financial institutions in Argentina. This annual report refers to those accounting principles as “Argentine Banking GAAP”. Argentine Banking GAAP differs in certain relevant respects from generally accepted accounting principles in Argentina, which we refer to as “Argentine GAAP”. Argentine Banking GAAP also differs in certain significant respects from the generally accepted accounting principles in the United States, which we refer to as “U.S. GAAP”. See Note 31 to our audited consolidated financial statements included in this annual report for a description of the differences between Argentine GAAP and Argentine Banking GAAP, and Note 34 to our audited consolidated financial statements included in this annual report for a discussion of the principal differences between Argentine Banking GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income for the three fiscal years ended December 31, 2016 and total shareholders’ equity as of December 31, 2016 and 2015, and Item 5. “Operating and Financial Review and Prospects” - Item 5.A. “Operating Results-U.S. GAAP and Argentine Banking GAAP Reconciliation”.

In this annual report, references to “US$” and “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Argentine Pesos. The exchange rate used in translating Pesos into Dollars and used in calculating the convenience translations included in the following tables is the “Reference Exchange Rate” which is published by the Argentine Central Bank and which was Ps.15.8502, Ps. 13.0050 and Ps. 8.5520 per US$1.00 as of December 31, 2016, December 31, 2015 and December 31, 2014, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or at any other rate.

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

Certain figures included in this annual report have been rounded for purposes of presentation. Percentage figures included in this annual report have not been calculated on the basis of such rounded figures but rather on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in the financial statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions Item 4. “Information on the Company-Capital Investments and Divestitures,” Item 5. “Operating and Financial Review and Prospects”-Item 5.A. “Operating Results-Principal Trends” and Item 5.B. “Liquidity and Capital Resources.” All statements other than statements of historical facts contained in this annual report (including statements regarding our future financial position, business strategy, budgets, projected costs and management’s plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or other similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be provided with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely from those contemplated in such forward-looking statements include but are not limited to:

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

The selected consolidated financial information as of December 31, 2016, and December 31, 2015, and for the fiscal years ended December 31, 2016, December 31, 2015 and December 31, 2014 has been derived from our audited consolidated financial statements included in this annual report. The selected consolidated financial information as of December 31, 2014, December 31, 2013, and December 31, 2012, and for the fiscal years ended December 31, 2013, and December 31, 2012, has been derived from our audited consolidated financial statements not included in this annual report.

You should read this data in conjunction with Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements included in this annual report.

	Fiscal Year Ended December 31,
	2016	2016	2015	2014	2013	2012
	(in millions of Dollars, except as noted)(1) Unaudited	(in millions of Pesos, except as noted)(1)
Consolidated Income Statement in Accordance with Argentine Banking GAAP
Financial Income	2,310	36,608	25,844	19,860	13,076	9,129
Financial Expenses	1,277	20,239	13,402	10,321	6,170	3,941
Net Financial Income (2)	1,033	16,369	12,442	9,539	6,906	5,188
Provision for Losses on Loans and Other Receivables	223	3,533	2,214	2,411	1,776	1,347
Income before Taxes	591	9,371	7,139	5,330	3,056	2,125
Income Tax	(212)	(3,353)	(2,801)	(1,992)	(1,232)	(789)

Net Income / (Loss)	380	6,018	4,338	3,338	1,824	1,336

Basic Earnings / (Loss) per Share (in Pesos)	0.29	4.63	3.34	2.57	1.45	1.08
Diluted Earnings / (Loss) per Share (in Pesos)	0.29	4.63	3.34	2.57	1.45	1.08
Cash Dividends per Share (in Pesos)	0.01	0.18	0.12	0.08	0.03	0.02
Book Value per Share (in Pesos)	0.99	15.66	11.14	7.88	5.34	3.92

Amounts in Accordance with U.S. GAAP
Net Income / (Loss)	381	6,037	4,336	3,504	1,575	1,310
Basic and Diluted Earnings / (Losses) per Share (in Pesos)	0.29	4.64	3.33	2.70	1.27	1.06
Book Value / (Deficit) per Share (in Pesos)	0.97	15.45	11.06	7.88	5.34	4.12
Financial Income	2,180	34,549	24,252	18,166	13,109	9,187
Financial Expenses	1,225	19,410	12,826	9,663	6,178	3,923
Net Financial Income / (Loss)	955	15,139	11,426	8,503	6,931	5,264
Provision for Losses on Loans and Other Receivables	201	3,192	1,985	1,992	1,795	1,338

Income Tax	202	3,195	2,644	1,890	1,176	780

Consolidated Balance Sheet in Accordance with Argentine Banking GAAP
Cash and Due from Banks	3,859	61,166	30,835	16,959	12,560	8,345
Government Securities, Net	864	13,701	15,525	10,010	3,987	3,627
Loans, Net	8,672	137,452	98,345	66,608	55,265	42,593
Total Assets	15,284	242,251	161,748	107,314	83,156	63,458
Deposits	9,570	151,688	100,039	64,666	51,395	39,945
Other Funds (3)	4,430	70,210	47,224	32,402	24,814	18,643
Total Shareholders’ Equity	1,284	20,353	14,485	10,246	6,947	4,870

Average Total Assets (4)	11,634	184,395	122,684	92,510	69,844	54,416

Percentage of Period-end Balance Sheet Items Denominated in Dollars:
Loans, Net of Allowances	12.77	12.77	3.26	4.20	5.27	6.32
Total Assets	27.56	27.56	16.88	12.11	11.74	11.42
Deposits	33.63	33.63	14.37	7.46	7.15	7.84
Total Liabilities	30.82	30.82	18.86	13.61	13.71	14.29

Amounts in Accordance with U.S. GAAP
Trading Securities	1,085	17,196	16,148	10,199	3,326	3,450
Available-for-Sale Securities	342	5,423	4,385	4,627	4,819	3,251
Total Assets	16,429	260,403	180,142	120,393	92,729	72,398
Total Liabilities	15,162	240,316	165,759	110,150	85,785	67,290
Shareholders’ Equity (Deficit)	1,267	20,087	14,383	10,243	6,944	5,108

	Fiscal Year Ended December 31,
	2016		2015		2014		2013		2012
	(in millions of Pesos, except as noted)(1)
Selected Ratios in Accordance with Argentine Banking GAAP
Profitability and in Efficiency
Net Yield on Interest Earning Assets (5)	13.26%		14.18%		14.42%		13.77%		14.14%
Financial Margin (6)	12.10		13.12		13.56		12.75		12.11
Return on Average Assets (7)	3.48		3.83		3.85		2.91		2.80
Return on Average Shareholders’ Equity (8)	35.03		35.54		39.07		32.47		32.12
Net Income from Services as a Percentage of Operating Income (9)	39.63		38.65		37.40		38.03		38.15
Efficiency ratio (10)	64.98		63.64		60.51		66.65		68.84
Capital
Shareholders’ Equity as a Percentage of Total Assets	8.40%		8.96%		9.55%		8.35%		7.67%
Total Liabilities as a Multiple of Shareholders’ Equity	10.90	x	10.17	x	9.47	x	10.97	x	12.03	x
Total Capital Ratio	15.04%		13.38%		15.91%		14.28%		13.02%
Liquidity
Cash and Due from Banks as a Percentage of Total Deposits	40.32%		30.82%		26.23%		24.44%		20.89%
Loans, Net as a Percentage of Total Assets	56.74		60.80		62.07		66.46		67.12
Credit Quality
Past Due Loans (11) as a Percentage of Total Loans	2.43%		2.46%		2.61%		2.69%		2.53%
Non-Accrual Loans (12) as a Percentage of Total Loans	3.31		3.11		3.57		3.57		3.37
Allowance for Loan Losses as a Percentage of Non-accrual Loans(12)	100.06		112.41		105.78		103.80		115.85
Net Charge-Offs (13) as a Percentage of Average Loans	1.67		1.26		2.81		2.33		2.00
Ratios in Accordance with U.S. GAAP
Capital

Shareholders’ Equity (deficit) as a Percentage of Total Assets	7.71	7.98	8.51	7.49	7.06%
Total Liabilities as a Multiple of Total Shareholders’ Equity	11.96x	11.52x	10.75x	12.35x	13.17x
Liquidity
Loans, Net as a Percentage of Total Assets	52.76%	54.55%	55.29%	59.43%	58.74%
Credit Quality
Allowance for Loan Losses as a Percentage of Non-Accrual Loans	128.53	135.35	129.78	127.05	138.77

Inflation and Exchange Rate
Wholesale Inflation (14)	34.59%	12.65%	28.27%	14.76%	13.13%
Consumer Inflation (15)	41.05%	26.90%	23.91%	10.95%	10.84%
Exchange Rate Variation (16) (%)	21.88	52.07	31.21	32.55	14.27
CER (17)	35.79	15.05	24.34	10.53	10.55

The ratios disclosed above are considered significant by the management of Grupo Financiero Galicia despite of the fact that they are not a specific requirement of any GAAP.

(1)	The exchange rate used to convert the December 31, 2016 amounts into Dollars was Ps.15.8502 per US$1.00. All amounts are stated in millions of Pesos, except inflation and exchange rates, percentages, ratios, multiples and per-share data.
(2)	Net financial income primarily represents income from interest on loans and other receivables resulting from financial brokerage plus net income from government and corporate debt securities, including gains and losses, minus interest on deposits and other liabilities from financial intermediation. It also includes the CER adjustment.
(3)	Primarily includes debt with merchants and liabilities with other banks and international entities.
(4)	The average balances of assets, including the related interest that is due are calculated on a daily basis for Banco Galicia and for Galicia Uruguay, as well as for Tarjetas Regionales consolidated with its operating subsidiaries, and on a monthly basis for Grupo Financiero Galicia and its non-banking subsidiaries.
(5)	Net interest earned divided by interest-earning assets. For a description of net interest earned, see Item 4. “Information on the Company-Selected Statistical Information-Interest-Earning Assets-Net Yield on Interest-Earning Assets”.
(6)	Financial margin represents net financial income divided by average interest-earning assets.
(7)	Net income excluding minority interest as a percentage of average total assets.
(8)	Net income as a percentage of average shareholders’ equity.
(9)	Operating income is defined as net financial income plus net income from services.
(10)	Administrative expenses as a percentage of operating income as defined above.
(11)	Past-due loans are defined as the aggregate principal amount of a loan plus any accrued interest that is due and payable for which either the principal or any interest payment is 91 days or more past due.
(12)	Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.
(13)	Charge-offs plus direct charge-offs minus bad debts recovered.
(14)	As of December 31, 2015 as measured by the interannual change between October 2014 and October 2015 Wholesale Price Index (“WPI”), published by INDEC (as defined herein), because the measurement of this index was discontinued. In 2016 the measure was normalized.
(15)	In 2015, annual variation of the Consumer Price Index (“CPI”) was calculated using the Consumer Price Index of the City of Buenos Aires, an alternative measure of inflation proposed by INDEC after it discontinued its index.
(16)	Annual change in the end-of-period exchange rate expressed in Pesos per Dollar.
(17)	The “CER” is the “Coeficiente de Estabilización de Referencia”, an adjustment coefficient based on changes in the CPI.

Exchange Rate Information

The following table sets forth the annual high, low, average and period-end exchange rates for Dollars for the periods indicated, expressed in Pesos per Dollar and not adjusted for inflation.

	Exchange Rate (1)
	High	Low	Average	Period-End
	(in Pesos per Dollar)
2012	4.9173	4.3048	4.5760	4.9173
2013	6.5180	4.9228	5.5442	6.5180
2014	8.5555	6.5430	8.2314	8.5520

2015	13.7633	8.5537	9.4421	13.0050
2016	16.0392	13.0692	14.9449	15.8502

October 2016	15.2250	15.1152	15.1810	15.1745
November 2016	15.8442	15.0183	15.3399	15.8442
December 2016	16.0392	15.5225	15.8296	15.8502
January 2017	16.0533	15.8083	15.9065	15.9117
February 2017	15.8350	15.3675	15.5983	15.4550
March 2017	15.6687	15.3818	15.5237	15.3818

(1)	Using closing reference exchange rates as published by the Argentine Central Bank.
(2)	Annual average: based on the last day of each month’s closing quotation.
(3)	Monthly average: daily closing quotations.

As of April 24, 2017, the exchange rate was Ps.15.4192 for US$1.00.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

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

Grupo Galicia’s results of operations may be affected by inflation, fluctuations in the exchange rate, modifications in interest rates, changes in the Argentine government’s policies and other political or economic developments either internationally or in Argentina that affect the country.

During the course of the last few decades, Argentina’s economy has been marked by a high degree of instability and volatility, periods of low or negative economic growth and high, fluctuating levels of inflation and devaluation. Grupo Galicia’s results of operations, the rights of holders of securities issued by Grupo Galicia and the value of such securities could be materially and adversely affected by a number of possible factors, some of which include Argentina’s inability to sustain economic growth, the effects of inflation, Argentina’s ability to obtain financing, a decline in the international prices for Argentina’s main commodity exports, fluctuations in the exchange rates of other countries against which Argentina competes and the vulnerability of the Argentine economy to external shocks.

Since 2012, Argentina has gone through a period of stagflation. Figures of economic activity reflected a slowdown in domestic production, together with an increasing inflation rate at a higher pace than that noted in previous years. After the Peso devaluation with respect to the U.S. Dollar that took place in January 2014, the exchange rate between those two currencies remained relatively steady until the end of the former government’s term of office. During that period, low activity growth levels continued coexisting with a high inflation rate.

In December 2015, Mauricio Macri took office as the new president of Argentina. Since becoming president, Mr. Macri has implemented several measures, such as exchange and regulatory measures that reversed policies that had been in place prior to his administration, such as regulations related to exchange controls and other currency regulations. The impact of these measures, such as a devaluation of the Peso with respect to the U.S. Dollar of approximately 50%, as well as the impact of any measures that the Macri administration may implement in the future, is unknown and could have a material and adverse impact on the results of Banco Galicia’s operations.

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

Economic conditions in Argentina may deterioriate, which may adversely impact Grupo Galicia’s business and financial condition.

A less favorable international context, a decrease in the competitiveness of the Peso as compared to foreign currencies, the low consumer confidence and low confidence from both local and foreign investors and a higher inflation rate, among other factors, may affect the development and growth of the Argentine economy and cause volatility in the local capital markets. Such events may adversely impact Grupo Galicia’s business and financial condition. Pursuant to the National Institute of Statistics and Census (the “INDEC”), the gross domestic product (the “GDP”) in Argentina, in real terms, decreased 1.0%, in 2012; increased 2.4% in 2013; decreased 2.5% in 2014; increased 2.6% in 2015; and decreased 2.3% in 2016. Likewise, the INDEC carried out a review of the economic growth data corresponding to the periods from 2005 to 2015. This review exhibited a 20% difference between current measurements and those conducted by the prior administration.

In particular, the Argentine economy continues to be vulnerable to several factors, including:

•	a high rate of public spending;

•	a high inflation rates;

•	the regulatory framework for various economic activities are under review and remain uncertain;

•	economic recovery has depended on the high prices of commodities, which prices are volatile and beyond the control of the government.

•	a more restrictive monetary policy of the United States could generate an increase in financial costs for Argentina.

No assurance can be provided that a decline in economic growth or certain economic instability will not occur. Any such stagnation or slowdown or increased economic and political instability could have a significant adverse effect on Grupo Galicia’s business, financial position and results of operations and the trading price for its ADSs.

The impact of the presidential and congressional elections held in October 2015 and the mid-term elections to be held in October 2017 on the future economic and political environment of Argentina is uncertain.

Presidential and congressional elections in Argentina took place on October 25, 2015, and a runoff election (or “ballotage”) between the two leading presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The Macri administration assumed office on December 10, 2015.

Since assuming office, the Macri administration has announced and implemented several significant economic and policy reforms, including reforms related to the National Statistics Institute (Instituto Nacional de Estadísticas y Censos or “INDEC”), the foreign exchange market (see “Foreign Exchange Rates and Exchange Controls”), foreign trade, fiscal deficit reduction, the correction of certain monetary imbalances and the energy crisis, among other reforms.

The Macri administration does not have a majority of seats in the Argentine Congress and it may therefore be difficult to implement some of the aforementioned measures unless President Macri obtains support from the opposition party. This creates further uncertainty as to whether the Macri administration will be able to pass further reform measures. The political uncertainty surrounding potential economic reform could lead to volatility in the market prices of securities of Argentine companies.

The fiscal, monetary and currency adjustments undertaken by the Macri administration may result in slower short-term economic growth while seeking to guide the economy toward a sustained path for growth in the medium-term. Immediately after the foreign exchange controls were lifted on December 16, 2015, the dismantling of the multiple exchange regime resulted in the official Peso exchange rate (available only for certain types of transactions) falling in value by 40.1%, and the Peso-U.S. Dollar exchange rate fell to Ps.13.76 to US$1.00 on December 17, 2015. The Argentine Central Bank has since allowed the Peso to float with limited intervention intended to ensure the orderly operation of the foreign exchange market. On April 4, 2017, the Peso-U.S. Dollar exchange rate was Ps.15.38 to US$1.00. There can be no assurance as to the short- or long-term effects of these policies on the exchange rate or the Argentine economy as a whole.

The impact that these measures and any future measures taken by the new administration will have on the Argentine economy as a whole and the financial sector in particular cannot be predicted. Economic liberalization may be disruptive to the economy and may fail to benefit, or may harm, our business. In particular, Grupo Galicia has no control over the implementation of the reforms to the regulatory framework that governs its operations and cannot guarantee that these reforms will be implemented or that they will be implemented in a manner that will benefit its business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy and Grupo Galicia’s business, financial position and results of operations and the trading price for its ADSs.

If the high levels of inflation continue, the Argentine economy and Grupo Galicia’s financial position and business could be adversely affected.

Since 2007, the Argentine economy has experienced high levels of inflation. According to private estimates, as figures published by the INDEC were not reliable, inflation rates increased from levels of around 10% in 2005 and 2006 to a level above 20% during the following years, and reached a rate of 42.3% in 2014, decreasing to 27.2% in 2015, mainly due to the slowdown in economic activity in Argentina and to the overvaluation of the Peso, and increasing again to around 40% in 2016, primarily as a consequence of the adjustments made by the government to fix certain macroeconomic imbalances, such as the dismantling of the multiple exchange regime and eliminating certain subsidies. Additional measures implemented by the Macri administration with respect to increases in the rates for public services are expected result in a further reduction of inflation rates in 2017. In the past, inflation has materially undermined the Argentine economy and the Argentine government’s ability to generate conditions that fostered economic growth. In addition, high inflation or a high level of volatility with respect to the same may materially and adversely affect the business volume of the financial system and prevent the growth of financial intermediation activity. This, in turn, could adversely affect economic activity and employment.

In addition to the above, the accuracy of INDEC’s calculation of the CPI in Greater Buenos Aires (IPC-GBA), according to which inflation was calculated, has been questioned. In particular, concerns were historically voiced that the actual consumer and wholesale price indices may be significantly higher than those that were indicated by INDEC. In order to address these concerns, the Macri administration has implemented various personnel changes at the INDEC. The new individuals in charge have discontinued use of most previously-used indices in order to review the same and, potentially, to establish new, more accurate and reliable indices. There is currently uncertainty regarding what other future measures the INDEC may adopt and the impact that such measures may have on the relationship between Argentina and the IMF and the results of operations of Grupo Galicia.

A high inflation rate also affects Argentina’s competitiveness abroad, as well as real salaries, employment rates, consumption rates and interest rates. A high level of uncertainty with regard to these economic variables, and lack of stability in terms of inflation, could lead to shortened contractual terms and affect the ability to plan and make decisions. This may have a negative impact on economic activity and on the income of consumers and their purchasing power, all of which could materially and adversely affect Grupo Galicia’s financial position, results of operations and business and the trading price for its ADSs.

Argentina’s and Argentine companies’ ability to obtain financing and to attract direct foreign investment is limited and may adversely affect Grupo Galicia’s financial position, results of operations and business.

Argentina and Argentine companies have had limited access to foreign financing in recent years, primarily as a result of a default in December 2001 by Argentina on its debt to foreign bondholders, multilateral financial institutions and other financial institutions. Argentina settled all of its outstanding debt with the IMF in 2006, carried out a variety of debt swaps with certain bondholders between 2004 and 2010, and reached an agreement with the Paris Club in 2014. After several years of litigation, on March 1, 2016, an agreement was reached between the Argentine government and certain creditors to which the Argentine government was previously in default. This agreement consisted of a payment in cash of approximately US$ 4.7 billion to the NML, Aurelius, Barcebridge and Davidson Kempner funds.

On April 18, 2016, in order to make the payment to said funds and to other bondholders in similar conditions, Argentina issued bonds in an amount of US$16.5 billion, with interest rates between 6.25% and 7.62% and maturities of 3, 5, 10 and 30 years. The payment of approximately US$9.3 billion to the bondholders was made on April 22, 2016, thus reaching a final solution to the Argentine debt in default.

Despite this settlement, the government may still have or could again have limited access to financing that it would use to stimulate growth and implement reforms, and the financing that is available may only be available with onerous terms (such as high interest rates and shortened availability periods), which could have a significant adverse effect on Argentina’s economy and on Argentine companies or Grupo Galicia’s ability to obtain international financing, and could also adversely affect local credit conditions.

A decline in the international prices of Argentina’s main commodity exports and an additional real appreciation of the Peso against the U.S. Dollar could affect the Argentine economy and create new pressures on the foreign exchange market, and have a material adverse effect on Grupo Galicia’s financial condition, prospects and operating results.

Commodity exports, which represented approximately 35% of Argentine exports in 2016, have contributed to an increase in exports by Argentina since the third quarter of 2002, and have historically contributed to Argentina’s recovery from prior crises. High prices for commodities have contributed to the increase in exports by Argentina during the last decade, and have also contributed to increase tax revenues for the Argentine government, mainly from export taxes (withholdings). However, this reliance on the export of certain commodities, such as soy, has made the country more vulnerable to fluctuations in their prices. A decrease in commodity prices may adversely affect the Argentine government’s fiscal revenues and the Argentine economy as a whole.

A significant increase in the real appreciation of the Peso could affect Argentina’s competitiveness, substantially affecting exports, and this in turn could prompt new recessionary pressures on the country’s economy and a new imbalance in the foreign exchange market, which could lead to a high degree of volatility in the exchange rate. More importantly, in the short term, a significant appreciation of the real exchange rate could substantially reduce Argentine public sector’s tax revenues in real terms, given the strong reliance on taxes on exports (withholdings). The occurrence of the foregoing could lead to higher inflation and potentially materially and adversely affect the Argentine economy, as well as Grupo Galicia’s financial condition and operating results and, thus, the trading prices for its ADSs.

Volatility in the regulatory framework could have a material and adverse effect on Argentina’s economy in general, and on Grupo Galicia’s financial position, specifically.

From time to time the Argentine government has enacted several laws amending the regulatory framework governing a number of different activities as a measure to stimulate the economy, some of which have had adverse effects on Grupo Galicia’s business. As an example in 2012, the Argentine Central Bank passed a number of regulations that require financial entities, including Banco Galicia, to provide loans with interest rates that are below the then-prevailing market interest rates and in 2014, the Argentine Central Bank passed new regulations limiting the interest rates and fees that can be charged by financial entities for certain types of loans to individuals. Although the current administration has eliminated some of these regulations, political and social pressures could inhibit the Argentine government’s implementation of policies designed to generate growth and enhance consumer and investor confidence.

No assurance can be provided that future regulations, and especially those related to the financial system, will not materially and adversely affect the assets, revenues and operating income of private sector companies, including Grupo Galicia, the rights of holders of securities issued by those entities, or the value of those securities. The lack of regulatory foresight could impose significant limitations on activities of the financial system and Grupo Galicia’s business, and would generate uncertainty regarding its future financial position and result of operations and trading price for its ADSs.

The Argentine economy and its goods, financial services and securities markets remain vulnerable to external factors, which could affect Argentina’s economic growth and Grupo Galicia’s prospects.

The financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other countries. Although such conditions may vary from country to country, investor reactions to events occurring in one country may affect capital flows to issuers in other countries, and consequently affect the trading prices of their securities. Decreased capital inflows and lower prices in the securities market of a country may have a material adverse effect on the real economy of those countries in the form of higher interest rates and foreign exchange volatility.

During periods of uncertainty in international markets, investors generally choose to invest in high-quality assets (“flight to quality”) over emerging market assets. This has caused and could continue to cause an adverse impact on the Argentine economy and could continue to adversely affect the country’s economy in the near future.

The problems faced by the European Union’s periphery countries, resulting from a combination of factors such as low growth, fiscal woes and financial pressures, are particularly acute. Reestablishing financial and fiscal stability to offset the low or zero growth continues to pose a challenge. As a result, the leading economies of the European Union imposed emergency economic plans in such countries, which plans are still in place. During 2014, the U.S. Federal Reserve reduced its asset purchase and its monetary easing programs. Such changes started to strengthen the U.S. Dollar globally, affecting the evolution of commodity prices and lowering capital inflows to countries such as Argentina; which impacts were observed in 2015 and 2016.

Brazil, which is Argentina’s main trade partner, has experienced a decrease in GDP (which declined by 3.8% in 2015 and 3.6% in 2016) in recent years. Although Brazil’s economic outlook seems to be improving, a further deterioration of activity, a delay in Brazil’s expected economic recovery or a slower pace of economic improvement in Brazil may have a negative impact on Argentine exports and on the overall level of economic and industrial activity in Argentina, particularly with respect to the automotive industry. The international financial environment may also result in a devaluation of regional currencies and exchange rates, including the Peso, which would likely also cause volatility in Argentina.

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

If the Peso depreciated significantly against the U.S. Dollar, as has recently occurred and which could occur again in the future, it could have an adverse effect on the ability of Argentine companies to make timely payments on their debts denominated in or indexed or otherwise connected to a foreign currency, generate very high inflation rates, reduce real salaries significantly, and have an adverse effect on companies focused on the domestic market, such as public utilities and the financial industry. Such a potential devaluation could also adversely affect the Argentine government’s capacity to honor its foreign debt, with adverse consequences for Grupo Galicia’s and Banco Galicia’s businesses, which could affect Grupo Galicia’s capacity to meet obligations denominated in a foreign currency which, in turn, could have a material adverse effect on the trading prices for Grupo Galicia’s ADSs.

At the end of 2014, the exchange rate was 8.552 Pesos per U.S. Dollar, and remained relatively stable through the end of 2015. Following the removal of various restrictions on the foreign exchange market, on December 2015, the Peso devaluated 52%, reaching an exchange rate of 13.005 Pesos per U.S. Dollar as of December 31, 2015. The Peso continued to fluctuate during 2016, reaching 15.850 Pesos per U.S. Dollar as of December 31, 2016. Any further depreciation of the Peso may have an adverse impact on the business of Grupo Galicia and on the trading prices for its ADSs.

Changes or new regulations in the Argentine foreign exchange market may adversely affect the ability and the manner in which Grupo Galicia repays its obligations denominated in, indexed to or otherwise connected to a foreign currency.

Since December 2001, different government administrations have established and implemented various restrictions on foreign currency transfers (both in respect of transfer into and out of Argentina). Although the Macri administration eliminated such restrictions, Grupo Galicia cannot assure that such measures will not be implemented again in the future.

The impact that the new measures will have on the Argentine economy and Grupo Galicia’s is uncertain. No assurance can be provided that the regulations will not be amended, or that no new regulations will be enacted in the future imposing greater limitations on funds flowing into and out of the Argentine foreign exchange market. Any such new measures, as well as any additional controls and/or restrictions, could materially affect Grupo Galicia’s ability to access the international capital markets and, may undermine its ability to make payments of principal and/or interest on its obligations denominated in a foreign currency or transfer funds abroad (in total or in part) to make payments on its obligations (which could affect Grupo Galicia’s financial condition and results of operations). Therefore, Argentine resident or non-resident investors should take special notice of these regulations (and their amendments) that limit access to the foreign exchange market. In the future Grupo Galicia may be prevented from making payments in U.S. Dollars and/or making payments outside of Argentina due to the restrictions in place at that time in the foreign exchange market and/or due to the restrictions on the ability of companies to transfer funds abroad.

It may be difficult to effect service of process against Grupo Galicia’s executive officers and directors, and foreign judgments may be difficult to enforce or may be unenforceable.

Service of process upon individuals or entities which are not resident in the United States may be difficult to obtain in the United States. Grupo Galicia and substantially all of its subsidiaries are companies incorporated under the laws of Argentina. Most of their shareholders, directors, members of the Supervisory Syndics’ Committee, officers, and some specialists named herein are domiciled in Argentina and the most significant part of their assets is located in Argentina. Although Grupo Galicia has an agent to receive service of process in any action against it in the United States with respect to its ADSs, none of its executive officers or directors has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult to effect service of process against Grupo Galicia’s executive officers and directors. Additionally, under Argentine law, the enforcement of foreign judgments will only be allowed if the requirements in sections 517 to 519 of the National Code of Civil and Commercial Procedures are met or, if it is one of the powers governed by provincial law, the requirements in the applicable local code of procedure, and provided that the foreign judgment does not infringe on concepts of public policy in Argentine law, as determined by the competent courts of Argentina. An Argentine court may consider the enforcement of foreign judgments which order payments to be made pursuant to a foreign-currency denominated security, to holders outside of Argentina is contrary to the public policy of Argentina if for instance at such time there are legal restrictions in place prohibiting Argentine debtors from transferring foreign currency abroad to pay off debts.

The measures adopted by the Argentine government and the claims filed by workers on an individual basis or as part of a labor union action may lead to pressures to increase salaries or additional benefits, which would increase companies’, including Grupo Galicia’s, operating costs. Additionally, labor union activity could lead to strikes or work stoppages, which may materially and adversely affect Grupo Galicia’s results of operations.

In the past, the Argentine government has passed laws and regulations requiring private sector companies to maintain certain salary levels and provide their employees with additional work-related benefits. Furthermore, employers, both in the public sector and in the private sector, have been experiencing intense pressure from their personnel, or from the labor unions representing such personnel, demanding salary increases and certain benefits for the workers, given the prevailing high inflation rates. Labor pressure can also potentially lead to strikes or work stoppages if demands are not satisfied, which could have a material and adverse effect on Grupo Galicia’s operations.

There can be no assurance that the Argentine government will not adopt measures in the future mandating salary increases or the provision of additional employee benefits, or that employees or their unions will not exert pressure on companies, such as Grupo Galicia, in demanding the implementation of such measures. The implementation of any such measures could have a material and adverse effect on Grupo Galicia’s expenses and business, results of operations and financial condition and, thus, on the trading prices for its ADSs.

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

As a result of the 2001-2002 financial crisis, the volume of financial intermediation activity dropped dramatically: private sector credit plummeted from 24% of GDP in December 2000 to 7.7% in June 2004 and total deposits as a percentage of GDP fell from 31% to 23.2% during the same period. The depth of the crisis and the effect it had on depositors’ confidence in the financial system created uncertainty as to its ability to act as an intermediary between savings and credit. Further, the ratio of total financial system’s private-sector deposits and loans to GDP remains low when compared to international levels and continues to be lower than the periods prior to the crisis, especially in the case of private-sector deposits and loans, which represented approximately 18% and 13% of GDP, respectively, at the end of 2016.

There is no assurance that financial intermediation activities will continue in a manner sufficient to reach the necessary volumes to provide financial institutions, including Banco Galicia, with sufficient capacity to generate income, or that those actions will be sufficient to prevent Argentine financial institutions, such as Banco Galicia, from having to assume excessive risks in terms of maturity mismatches. Under these circumstances, for an undetermined period of time, the scale of operations of Argentine-based financial institutions, including Banco Galicia, their business volume, the size of their assets and liabilities or their income-generation capacity could be much lower than before the crisis which may, in turn, impact the results of operations of Banco Galicia and, potentially, the trading price for Grupo Galicia’s ADSs.

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

Banco Galicia’s exposure to the public sector as of December 31, 2016 was Ps. 16,153 million, representing approximately 6.7% of its total consolidated assets and 85.4% of its shareholders’ equity. Of this total, Ps.10,241 million were Argentine Central Bank debt instruments, Ps.5,079 million corresponded to Argentine government securities, while the remaining Ps.833 million corresponded to other receivables resulting from financial brokerage. As a result, Grupo Galicia’s income-generating capacity may be materially impacted, or may be particularly affected by the Argentine public sector’s repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above. Banco Galicia’s ability to honor its financial obligations may be adversely affected by the Argentine government’s repayment capacity or its failure to meet its obligations in respect of Argentine government obligations owed to Banco Galicia.

The Consumer Protection Law may limit some of the rights afforded to Grupo Galicia and its subsidiaries.

Argentine Law No. 24,240 (the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Galicia’s customers. The Consumer Protection Law was amended by Law No. 26,361 on March 12, 2008 to expand its applicability and the penalties associated with violations thereof. Additionally, Law No. 25,065 (as amended by Law No. 26,010 and Law No. 26,361, the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders. On October 1, 2014, a new Civil and Commercial Code was sanctioned, which captured the principles of Consumer Protection Law and established their application to banking agreements.

On September 17, 2014, Law No. 26,993 was enacted, which created a “System to Solve Disputes in Consumer Relationships”, introducing new administrative and legal procedures within the framework of the Consumer Protection Law; namely, an administrative and a judicial regime for such matters.

The application of both the Consumer Protection Law and the Credit Card Law by administrative authorities and courts at the federal, provincial and municipal levels has increased. This trend has led to an increase in general consumer protection levels. In the event that Grupo Galicia and its subsidiaries are found to be liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of Grupo Galicia and its subsidiaries’ rights, for example, with respect to their ability to collect payments due from services and financing provided by Grupo Galicia or its subsidiaries, and adversely affect their financial results of operations. There can be no assurance that court and administrative rulings based on the newly enacted regulation or measures adopted by the enforcement authorities will not increase the degree of protection given to its debtors and other customers in the future, or that they will not favor the claims brought by consumer groups or associations. This may prevent or hinder the collection of payments resulting from services rendered and financing granted by Grupo Galicia’s subsidiaries, which may have an adverse effect on their results and operations.

Class actions against financial institutions for an indeterminate amount may adversely affect the profitability of the financial system and of Banco Galicia, specifically.

Certain public and private organizations have initiated class actions against financial institutions in Argentina, including Banco Galicia. Class actions are contemplated in the Argentine National Constitution and the Consumer Protection Law, but their use is not regulated. The courts, however, have admitted class actions in spite of lacking specific regulations, providing some guidance with respect to the procedures for the same. These courts have admitted several complaints filed against financial institutions to defend collective interests, based on arguments that object to charges applied to certain products, applicable interest rates and the advisory services rendered in the sale of government securities, among others.

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

Buenos Aires City tax authorities, as well as certain provincial tax authorities, have initiated administrative proceedings against financial institutions in order to collect higher gross income taxes from such financial institutions beginning in 2002 and onward. Such tax authorities are alleging that the Compensatory Bond (as defined below) should be subject to taxation. The purpose of the Compensatory Bond was to compensate financial institutions for the losses they would otherwise have incurred as a result of the measures implemented to confront the 2001-2002 economic crisis, in particular, the asymmetric pesification of assets and liabilities. The final decision regarding these proceedings remains uncertain and substantial losses may be sustained by financial institutions, including Banco Galicia.

Although Banco Galicia believes it has met its tax obligations regarding current regulations and has properly recorded provisions for those risks based on the opinions and advice of its external legal advisors and pursuant to the applicable accounting standards, certain risks may render those provisions inadequate. Tax authorities may not agree with Grupo Galicia’s tax treatment, possibly leading to an increase in its tax liabilities.

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

Grupo Galicia’s subsidiaries are under no obligation to pay any amount to enable Grupo Galicia to carry out investment activities and/or to cancel its liabilities or to give Grupo Galicia funds for such purposes. Each of the subsidiaries is a legal entity separate from Grupo Galicia, and due to certain circumstances, legal or contractual restrictions, as well as to the subsidiaries’ financial condition and operating requirements, Grupo Galicia’s ability to receive dividends and its ability to develop its business and/or to comply with payment obligations could be limited. Under certain regulations, Banco Galicia has restrictions relating to dividend distributions.

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

Corporate governance standards and disclosure policies that govern companies listing their shares pursuant to the public offering system in Argentina may differ from those regulating highly developed capital markets, such as the U.S. As a foreign private issuer, Grupo Galicia applies disclosure policies and requirements that differ from those governing U.S. domestic registrants.

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

In addition, although Argentine laws provide for certain requirements that are similar to those prevailing in the U.S. in relation to publicly listed companies (including, for example, those related to price manipulation), in general, applicable Argentine laws are different to those in the U.S. and in certain aspects may provide different or fewer protections or remedies as compared to U.S. laws. Further, Grupo Galicia relies on exemptions from certain Nasdaq rules that are applicable to domestic companies. Accordingly, the corporate information available about Grupo Galicia is not the same as, and may be more limited than, the information available to shareholders of a U.S. company.

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

An increase in cybersecurity breaches or fraudulent and other illegal activity involving Grupo Galicia or its subsidiaries could lead to reputational damage to Grupo Galicia’s (or its subsidiaries’) brands and could reduce the use and acceptance of its and its subsdiaries’ products.

The business of many of Grupo Galicia’s subsidiaries depends on the efficient and uninterrupted operation of its data processing systems, its platforms for the exchange of information and its digital networks. Many of Grupo Galicia’s subsidiaries have has access to a large amount of confidential information about their respective clients. Therefore, cybersecurity breaches represent a potential risk for Grupo Galicia. Cybersecurity breaches that result in, for example, identity theft, phishing schemes or the theft of personal and confidential information could negatively affect the security of information that is stored and transmitted through the information systems and network infrastructure of Grupo Galicia and could cause existing and potential clients to refrain from conducting business with the subsidiaries of Grupo Galicia. Grupo Galicia cannot provide any assurance that the systems are invulnerable to cybersecurity breaches or that its existing security measures will be successful in protecting against any such breach. If any of the above described events were to occur, it could lead to reputational damage to Grupo Galicia’s brands, which could reduce the use and acceptance of its products, or to greater regulation, which could increase its compliance costs, all of which could materially adversely affect its business and results of operation and the trading price for its ADSs.

Fluctuations in the value of the Peso could adversely affect Argentine economic growth and Argentina’s international reserves and the financial situation of the Grupo Galicia and its subsidiaries.

The devaluation of the Peso could have a negative impact on the ability of certain Argentine businesses to make timely payments on their foreign currency-denominated debt, could cause inflation, could cause a significant reduction in salaries in real terms, could put at risk the financial stability of companies, such as certain subsidiaries of Grupo Galicia, whose success depends on internal market demand and could also adversely affect the ability of the Argentine government to pay its foreign currency-denominated debt. The Peso depreciated vis-à-vis the Dollar by almost 30% in 2013 and 2014. In 2015, the Peso depreciated approximately 52% as compared to the Dollar, which included a 10% depreciation between January 1, 2015 and September 30, 2015 and a 38% devaluation during the final quarter of the year, the majority of which was concentrated in the period after December 16, 2015 once the government of Macri assumed control of the exchange rate put in place by the prior government. In 2016, the Peso lost approximately 21% of its value as compared to the Dollar. The selling exchange rate published by Banco Nación as of March 28, 2017 was Ps. 15.80 per US$1.00.

From time to time, the Central Bank may intervene in the foreign exchange market to influence exchange rates. Purchases of Pesos by the Central Bank could cause a decrease in the international reserves of the Central Bank. A significant decrease in the Central Bank’s international reserves may have an adverse impact on Argentina’s ability to withstand external shocks to the economy, and any adverse effects to the Argentine economy could, in turn, adversely affect the financial position and business of Grupo Galicia and its subsidiaries.

Further, a significant depreciation of the Peso would, among other things, increase the cost of servicing the certain of Grupo Galicia’s subsidiares’ foreign currency denominated debt. Either a significant depreciation or appreciation could have a material adverse effect on the Argentine economy and Grupo Galicia’s financial condition and results of operations.

Shortages in the availability of energy in Argentina could adversely affect the Argentine economy and hence the operation and business of Grupo Galicia and its subsidiaries.

The various economic crisis in the past in Argentina and the fixing of the tariff rates in the electricity sector, have provoked a significant lack of infrastructure and business investment for the supply and transportation of natural gas and electricity. At the same time, the demand for the natural gas and electricity in Argentina has increased considerably due to the improving economic conditions in the country and the low cost of such services. To address such increase in demand, Argentina has needed to import natural gas from other countries. The Central Bank’s reserves have been frequently used by the government to pay for such imports. If the government is unable to pay to import natural gas to cover the energy deficit, the Argentine economy may suffer and Argentine businesses may be adversely affected.

Several measures have been adopted by the government in order to lessen the short term impact of the lack of energy for residential and industrial users. If these measures are not sufficient, or if the relevant investments are not timely made, the Argentine economy could be seriously affected, producing a negative impact on local business.

Since 2015, as a first step, tariff increases were implemented and subsidies to industries and to high income consumers were reduced. In February 2016, the government implemented various increases in tariffs and reductions in subsidies for gas and electricity users.

On August 18, 2016, the Supreme Court suspended the gas tariff increases for residential users and ordered public hearings in respect of such increases. The Argentine government, complying with this ruling, conducted public hearings on the matter in September 2016. During such hearings, the Secretary of Energy ratified the government’s plan to maintain such increases and to further increase the same. In October 2016, resolution No. 212 – E/2016 established the new gas tariffs with an average increase of 200% for residential consumers and of 277% for most merchants, small and medium companies.

On September 27, 2016, Federal Judge No. 3 of the Province of Cordoba suspended for the whole country the increase of gas tariffs for merchants, small and medium companies and ordered the imposition of the tariff regime in place on March 31, 2016 until December 27, 2016. Such resolution was appealed by the Argentine government. On September 6, 2016, the Supreme Court ruled in favor of increasing the electricity tariffs in the Province of Buenos Aires.

As a consequence of the above, the cost of energy has increased significantly in recent years, which increase may have an adverse effect on the Argentine economy and Grupo Galicia’s financial condition and results of operations.

The high levels of public spending in Argentina could generate long lasting adverse consequences for the Argentine economy.

During recent years, the Argentine government has substantially increased the levels of its public spending. In 2015, the spending of the public sector increased by 34.5% as compared to the prior year, and the government announced a primary fiscal deficit equal to 5.5% of GDP. In 2016, the spending of the public sector increased by 38.2% as compared to the prior year, and the government announced a primary fiscal deficit equal to 4.6% of GDP . If spending continues to outpace revenue, the fiscal deficit is likely to increase and past sources to address such deficit, such as the Central Bank and the National Administrator of Pensions may be utilized.

Any such increasing deficit could have a negative effect on the government’s ability to access to the long term financial markets, and in turn, could limit the access to such markets for Argentine companies, such as Grupo Galicia and its subsidiaries. The same may have a material and adverse effect on Grupo Galicia’s financial condition and results of operations.

Failure to adequately address actual and perceived risks arising from institutional deterioration and corruption could adversely affect Argentina’s economy and financial position and the ability of Argentine companies to attract foreign investment.

The lack of a solid institutional framework and corruption have been identified as serious problems for Argentina, and may continue to be. In the Transparency International’s Corruption Perceptions Index 2016, which measures corruption in 176 countries, Argentina ranked No. 95. In the World Bank’s “Doing Business” report in 2016, Argentina Ranked No. 121 among 189 countries, having ranked No. 124 in 2015. The failure to address these issues could increase the risk of political instability, distort the decision-making process, adversely affect Argentina’s international reputation and its ability and the ability of its companies to attract foreign investment. Although the Macri administration has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption, the Argentine government’s ability to implement these initiatives is uncertain as it would require the involvement of the judiciary branch, which is independent, as well as legislative support from opposition parties and there can be no assurances that the implementation of such measures will be successful. A deterioration in the Argentine economy could have a material and adverse effect on Grupo Galicia’s financial condition and results of operations.

Item 4.	Information on the Company

History and Development of the Company

Our legal name is Grupo Financiero Galicia S.A. We are a financial services holding company that was incorporated on September 14, 1999, as a sociedad anónima (which is a stock corporation) under the laws of Argentina. As a holding company we do not have operations of our own and conduct our business through our subsidiaries. Banco Galicia is our main subsidiary and one of Argentina’s largest full-service banks. Through the operating subsidiaries of Tarjetas Regionales (of which Banco Galicia owns 77%), a holding company controlled by Banco Galicia, and CFA, whose potential sale is currently the subject to the approval of local and regulatory authorities (of which Banco Galicia owns 97% and Grupo Financiero Galicia owns 3%), we provide proprietary brand credit cards throughout the “Interior” of the country and consumer finance services throughout Argentina. Argentines refer to the Interior as all of Argentina except for the Buenos Aires, the federal capital, and the areas surrounding the city of Buenos Aires (“Greater Buenos Aires”), i.e., the provinces, including the Buenos Aires Province but excluding the city of Buenos Aires and its surroundings. Through Sudamericana and its subsidiaries we provide insurance products in Argentina. We directly or indirectly own other companies providing financial related products as explained herein. We are one of Argentina’s largest financial services groups with consolidated assets of Ps.242,251 million as of December 31, 2016.

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

We are domiciled in Buenos Aires, Argentina. Under our bylaws, our corporate duration is until June 30, 2100. Our duration may be extended by a resolution passed at the extraordinary shareholders’ meeting. Our principal executive offices are located at Teniente General Juan D. Perón 430, Twenty-Fifth floor, (C1038AAJ), Buenos Aires, Argentina. Our telephone number is (54-11) 4343-7528.

Our agent for service of process in the United States is CT Corporation System, presently located at 111 8th Avenue, New York, New York 10011.

Organizational Structure

The following table illustrates our organizational structure as of December 31, 2016. Percentages indicate the ownership interests held.

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

On January 12, 2017, Grupo Financiero Galicia together with its main subsidiary, Banco Galicia, decided to accept an offer by Mr. Julio A. Fraomeni and Galeno Capital S.A.U. to purchase 100% of Banco Galicia’s subsidiary, Compañía Financiera Argentina S.A. This transaction is subject to the approval of the certain regulatory authorities, which approvals are still pending as of the date of this annual report.

On March 31, 2017, the Board of Directors approved the sale of its stake (58.8% of the issued and oustanding shares) in its subsidiary Tarjetas del Mar S.A. (“TDM”) to Sociedad Anónima Importadora y Exportadora de la Patagonia.–CFA also sold its stake (1.2% of the issued and outstanding shares) in TDM to Federico Braun.

The consideration received for these sales is approximately US$5 million, and Banco Galicia believes that the sale will not have a significant impact on Banco Galicia’s shareholders’ equity.

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

On February 25, 2014, Grupo Financiero Galicia, which controlled 99.62% of the shares of Banco Galicia, resolved to issue an offer to acquire the 2,123,962 shares of Banco Galicia owned by third parties. On April 24, 2014, said transaction was approved by the CNV and on July 14, 2014, it was incorporated by the Argentine Superintendency of Corporations. Currently, 100% of the outstanding capital stock of Banco Galicia is owned by Grupo Financiero Galicia. See “-Grupo Financiero Galicia” above.

On January 12, 2017, Grupo Financiero Galicia together with its main subsidiary, Banco Galicia Compañía Financiera Argentina S.A., decided to accept an offer by Mr. Julio A. Fraomeni and Galeno Capital S.A.U. to purchase 100% of Banco Galicia’s subsidiary, Compañía Financiera Argentina S.A. This transaction is subject to the approval of the certain regulatory authorities, such as approval by the Argentine Central Bank, which approvals are still pending as of the date of this annual report.

The consideration to be paid in connection with the sale of Compañía Financiera Argentina S.A. is subject to certain adjustments, which may be affected by the timing of the closing of the transaction. It is currently estimated that the transaction will not have a significant impact on the Bank’s shareholders’ equity. See “-Compañía Financiera Argentina” below.

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

In a survey conducted in 2016 by Great Place to Work®, which involved more than 87,000 employees from 115 different companies, Banco Galicia was ranked fourth among the best companies to work for with more than 1,000 employees.

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

Banco Galicia paid creditors who elected to participate in the cash offer and the Boden offer and issued (i) US$649 million of long-term U.S. Dollar-denominated debt instruments, of which US$465 million were Dollar-denominated notes due 2014 (referred to as the “2014 Notes”), (ii) US$400 million of medium-term Dollar-denominated debt instruments, of which US$353 million were Dollar-denominated notes due 2010 (referred to as the “2010 Notes”) and (iii) US$230 million of subordinated Dollar-denominated debt instruments, of which US$218.2 million were Dollar-denominated notes due 2019 (referred to as the “Subordinated Notes Due 2019” or the “2019 Notes”).

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

In January 2014, Banco Galicia paid cumulative interest accrued on these notes from July 1, 2011 to December 31, 2013 for US$29 million.

Grupo Financiero Galicia previously held a credit against Banco Galicia for a face value of US$10 million, as a result of the acquisition from third parties of subordinated loans maturing in 2019. During fiscal year 2016, Banco Galicia prepaid its Subordinated Notes due 2019 and the subordinated loans that were to mature in 2019.

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

Furthermore, taking into consideration the financial condition and the evolution estimated in the liquidation process, shareholders decided to reduce the company’s computable capital in an amount equal to US$2.1 million through the voluntary redemption of shares, which was carried out on October 18, 2010. During 2013 and 2014, shareholders decided to carry out two new voluntary share redemptions. These redemptions were carried out for a value equal to US$2 million and US$3 million, on November 18, 2013 and September 10, 2014, respectively.

As of the date of this annual report, Galicia Uruguay was in the process of finalizing its dissolution process with the appropriate Uruguayan authorities.

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

On March 31, 2017,the Board of Directors approved the sale of its stake (58.8% of the issued and oustanding shares) in its subsidiary Tarjetas del Mar S.A. (“TDM”) to Sociedad Anónima Importadora y Exportadora de la Patagonia. CFA also sold its stake (1.2% of the issued and outstanding shares) in TDM to Federico Braun.

The consideration received for these sales is approximately US$5 million, and Banco Galicia believes that the sale will not have a significant impact on Banco Galicia’s shareholders’ equity.

It is worth to mention that Sociedad Anónima Importadora y Exportadora de la Patagonia already owned 40% of the total shares of TDM.

As of December 31, 2016, Banco Galicia held 77% of Tarjetas Regionales. In turn, Tarjetas Regionales directly and indirectly held 100% of Tarjeta Naranja and 100% of Tarjetas Cuyanas.

These companies have experienced a significant expansion of their customer bases, in absolute terms and with respect to the range of customers served, number of cards issued, distribution networks and size of operations, as well as a technological upgrade and general modernization. By mid 1995, Tarjeta Naranja had approximately 200,000 cards outstanding. As of December 31, 2016, the Regional Credit Card Companies, on a consolidated basis, had approximately 10 million issued cards and were the largest proprietary brand credit card operation in Argentina.

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

In addition, Tarjeta Naranja has exported its business model to the Dominican Republic, where it commenced operations in 2007 through a joint venture with Grupo León, and to Peru, where it commenced operations in 2011 through a joint venture with Banco de Crédito del Perú. As of the end of the second quarter of 2012, Tarjeta Naranja Dominicana S.A.’s shareholders decided to sell to Banco Múltiple León S.A. (holder of the remaining 50% interest in Tarjeta Naranja Dominicana S.A.’s capital stock) Tarjeta Naranja Dominicana S.A.’s rights related to customers and to start the liquidation of the company. Later, on October 14, 2014, Tarjeta Naranja entered into the final agreement to transfer its interest in Tarjeta Naranja Perú (a joint venture), equivalent to 24% of the capital stock of such company, to Grupo Crédito S.A. for US$900,000. As December 31, 2016, the shares were transferred.

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

In 1992, CFA carried out its commercial activities under the name “Interbonos Compañía Financiera S.A.” (authorized by Resolution No. 284 of the Argentine Central Bank, dated June 17, 1992), as agent of the Mercado Abierto (fixed income brokerage), and later shifted its activities to personal financing, providing small loans through retail merchants for the acquisition of different consumer goods. In 1994, it created “Efectivo Sí”, which is a product aimed at satisfying the financial needs of the segment of the population characterized by limited interaction with traditional banks.

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

On January 12, 2017, the decision made by the shareholders of the Company, was to accept the offer to buy all the shares in Compañía Financiera Argentina S.A.(CFA) and in Cobranzas y Servicios S.A. such offer was made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. The closing of the transaction is subject to the prior compliance with the conditions set out in the offer, such as the Argentine Central Bank’s approval.

The price offered is subject to certain adjustment variables, the effect of which may vary according to the time when the transaction is finally closed with its approval by the regulatory authorities. Notwithstanding the foregoing, the Group believe that the economic result of the transaction will not cause a significant impact on the Company’s shareholders’ equity.

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

Galicia Administradora de Fondos

Incorporated in 1958, Galicia Administradora de Fondos manages the FIMA family mutual funds that are distributed by Banco Galicia through its multiple channels (network of branches and home banking and investment centers, among others). The company’s team is comprised of asset management professionals whose goal is to manage the FIMA family funds in order to meet the demand of individuals, companies and institutions. The assets of each fund are distributed across a variety of assets, such as bonds, negotiable obligations, trusts, shares and deposits, among others, in line with the fund’s investment objective.

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

Banco Galicia is one of Argentina’s largest full-service banks and is a leading provider of financial services in Argentina. According to information published by the Argentine Central Bank, as of December 31, 2016, Banco Galicia ranked second in terms of assets, deposits and loan portfolio within private-sector banks in Argentina. As of the same date, Banco Galicia also ranked first among private-sector domestic banks in terms of assets, loans and deposits. Its market share of private sector deposits and of loans to the private sector was 9.92 % and 10.12% respectively, as of the end of 2016. On a consolidated basis, as of the end of fiscal year 2016, Banco Galicia had total assets of Ps.240,058 million, total loans of Ps.137,451 million, total deposits of Ps.151,727 million, and its shareholders’ equity amounted to Ps.18,906 million.

Banco Galicia provides a full range of financial services through one of the most extensive and diversified distribution platforms amongst private-sector financial institutions in Argentina. This distribution platform, as of December 31, 2016, was comprised of 279 full service banking branches, located throughout the country, 1,872 ATMs and self-service terminals owned by Banco Galicia, phone banking and e-banking facilities. Banco Galicia’s customer base, on an unconsolidated basis, was comprised of 3.6 million customers, who were comprised of mostly individuals but who also included more than 96,000 companies. Banco Galicia has a strong competitive position in retail banking, both with respect to individuals and small- and medium-sized companies. Specifically, based on internal studies undertaken by Banco Galicia, it is estimated that Banco Galicia is one of the primary providers of financial services to individuals, one of the largest providers of credit cards, one of the primary private-sector institution serving the small- and medium-sized companies sector, and has traditionally maintained a leading position in the agriculture and livestock sectors. Banco Galicia’s primary clients are classified into two categories, the Wholesale Banking Division and the Retail Banking Division.

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

Large Corporations Banking

Most of the Large Corporations Banking segment is comprised of companies and/or economic groups with annual revenues of over Ps.700 million, multinational companies and listed companies.

During fiscal year 2016, Banco Galicia maintained its leading position in the Large Corporations Banking segment, serving both local and multinational companies and increasing customer acquisition rates.

Demand for longer term credit began to increase in fiscal year 2016, and Banco Galicia participated in several large transactions, which doubled its loan portfolio and also doubled the volume of payment/collection transactions as compared to fiscal year 2015.

These results were further strengthened by the implementation of a customer-oriented business model, driven by a strong focus on customer-oriented product consulting designed to maximize customer satisfaction and take advantage of increasing demand.

Companies

The Companies segment of Wholesale Banking division continued to grow in fiscal year 2016. The Companies segment’s mission is to develop business based on three mainstays: proximity to client, client response times and benefits provided to clients.

This segment is comprised of Argentine companies in various economic sectors (except for agriculture), whose annual revenues range from Ps. 100 million to Ps. 1 billion. There are a total of 22 corporate banking centers throughout Argentina. These centers are strategically located through the country, and employ a professional team of business executives that specialize in foreign trade and treasury solutions. These centers work with our national branches in order to provide the best experience for our customers.

The Companies segment utilizes a business approach that focuses on obtaining insight into its customers’ business needs, which allows Banco Galicia to offer targeted products based on meeting its customers’ demand for specific products. During fiscal year 2016, the segment focused on improving customer service, both in its call centers and by its tellers.

The Companies segment has also targeted an increase in customer loyalty by organizing 50 events throughout Argentina. These events were designed to provide customers with updates on, among other topics, politics and the economy, foreign trade regulations and training courses in collections and payments, and human resource training.

Agricultural and Livestock Sector

Tarjeta Galicia Rural holds approximately 34% of the market share of credit-card related transactions in the agricultural sector, with a sales volume of more than Ps. 6.6 billion. More than 80 interest-free agreements with leading agricultural and livestock sector companies remained in force in fiscal year 2016.

Noteworthy among the business activities carried out in the sector during fiscal year 2016 were multiple offers to finance agricultural campaigns, including structuring of loans to best suit each producer’s needs, the financing of capital goods, such as agricultural machinery, vehicles and other investments in production tools, and the investment in the purchase and retention of female breeding stock for the growth of breeder herds through the Credit Line for Production and Financial Inclusion.

Crop loan funding in foreign currency returned in fiscal year 2016. To adapt to new market conditions, the segment launched new financial solutions, including the Tarjeta Galicia Rural + Dólares and the Tarjeta Galicia Rural Bodegas, credit cards which can be used to finance winegrowing related activities. The improved economic environment in the sector enabled the segment to offer a wide range of long-term loans for investment projects, with an emphasis on renewable and efficient energy, in addition to the possibility of settling leasing and collateral loan transactions in U.S. Dollars, thereby cementing the positive trend towards providing long term financing.

During fiscal year 2016, the fourteenth edition of the Excelencia Agropecuaria La Nación Award (La Nación-’s Agricultural Excellence Award), was awarded to Banco Galicia, and the Revista Chacra a la Gestión Solidaria del Campo Award (Chacra Magazine’s Rural Solidarity Award) and the CAPA Award for agricultural journalism were also both awarded to Banco Galicia.

As in prior fiscal years, Banco Galicia supported the research and outreach activities of Universidad Austral. The Bank also continued supporting the activities of the Fundación Producir Conservando, the activities of the Agronomy School of the University of Buenos Aires, and continued supporting the work of Asociación Argentina de Productores en Siembra Directa (Argentine Association of No-till Farming), as well as different activities promoted by Consorcios Regionales de Experimentación Agrícola (Agricultural Experimentation Regional Consortiums) and the Líderes (Leaders) training program. Banco Galicia also continued to actively participate in the advisory council of Confederaciones Rurales Argentinas (CRA) (Argentine Rural Confederations) and regional confederations, as well as to support rural societies in the interior of the country. It also cooperated with Sociedad Rural Argentina (SRA) on its 150th anniversary, and provided support to the training program for agricultural leaders of the Centro de Estudios e Investigación para la Dirigencia Agroindustrial (Study and Research Center for Agro-industry Management), in which Banco Galicia’s employees take part annually. Banco Galicia also maintained an active presence on the board of the Asociación Argentina del Girasol (Argentine Sunflower Association), the association of sunflower farmers, as well as cooperated with other associations for Argentina’s primary agricultural crops.

Foreign Trade

During fiscal year 2016, foreign trade volume (imports plus exports) amounted to US$14,994 million, which accounted for 12% of the Argentine trade balance. Out of the total foreign transactions, 67% were carried out through Office Banking, Banco Galicia’s corporate e-banking service. Galicia Comex, Banco Galicia’s specialized website for conducting foreign trade transactions, continued its growth, remaining a valuable market reference point.

A series of significant regulatory changes were introduced throughout fiscal year 2016, which enabled the Bank to develop training workshops allowing for the active participation of attendees, including discussions on practical case studies. Fifteen workshops were organized in different locations throughout the country with more than 800 attendees.

The Bank continued its Foreign Trade Project in fiscal year 2016. Such project is currently expected to conclude in the first quarter of 2019. Through this world-class project, Banco Galicia is replacing the technological systems that it currently uses to direct, process and manage foreign trade transactions, and is introducing and updating office banking functionalities for customers.

Capital Markets and Investment Banking

Banco Galicia’s capital markets activity is focused on corporate debt transactions and, to a lesser extent, on mergers and acquisitions and securitization transactions.

In fiscal year 2016, Banco Galicia continued to provide capital market advice and investment banking services to a variety of companies. During fiscal year 2016, the Bank organized and structured a number of transactions, including syndicated and structured loans and debt issuances, and provided advice on mergers and acquisitions, notes, short-term securities, bills and financial trusts.

Among the largest Peso-denominated transactions in which Banco Galicia participated were issuances by companies in the automotive industry, such as Fiat, Toyota and Mercedes Benz, in an aggregate amount of more than Ps. 1,000 million; companies related to Grupo Financiero Galicia, such as Tarjeta Naranja, Tarjetas Cuyanas, and CFA in an aggregate amount of more than Ps. 5,600 million; government bonds, such as those issued by the City of Buenos Aires, the Province of Buenos Aires and the Province of Neuquén, in an aggregate amount of more than Ps. 6,600 million; and debt issued by companies in the financial sector, such as Banco BICE, Banco Hipotecario, Bacs Payment Schemes Limited and Banco de la Provincia de Buenos Aires in an aggregate amount of more than Ps. 4,400 million.

Among the largest U.S. Dollar-denominated transactions in which Banco Galicia participated are issuances by Yacimientos Petrolíferos Fiscales (YPF), John Deere Ltd. and Inversiones y Representaciones Sociedad Anónima, in an aggregate amount of more than US$ 400 million.

Wholesale Banking

The Wholesale Banking division manages and builds relationships with companies from all economic sectors and supports its business model by being closely linked to its corporate customers, providing dedicated and focused services to such customers.

Across Argentina, Banco Galicia has granted multiple credit lines to companies to finance needs ranging from working capital to medium- to long-term investment projects.

In fiscal year 2016, the Wholesale Banking division focused on simplifying transactional activities by directing operations to Office Banking and adjusting solutions to facilitate and streamline treasury management, regardless of company size. To this end, the Bank’s goals were focused on implementing various platform initiatives, including initiatives involving:

•	incentivizing customers to make time deposits via Office Banking by offering a preferential rate for such deposits, which resulted in migrating approximately 7,000 transactions with an aggregate value of approximately Ps. 4,200 million;

•	closing Primary Biddings (now Lebac and Letes), decreasing the use of physical branches by increasing the volume of electronic transactions, and creating a distinct customer experience;

•	consummating pre-scheduled purchase and redemption transactions involving Fima Mutual Funds, thereby promoting investment planning and full performance of the customer daily obligations, thus attracting more funds and increasing the number of clients who use Banco Galicia as their primary bank; and

•	making foreign currency exchange services available through Office Banking.

With respect to Checking accounts, the deployment of the new SAP system allowed a coordinated management of customer migration. This new tool will help swiftly and effectively manage rates by account type and by segment, perform cash pooling (centralized accounts) transactions, address offers and establish parameters by customer group based on the segment’s business strategy.

With respect to Payroll accounts, customer experience was significantly improved during 2016 and the daily management of process areas (Operations & Support) was optimized. Banco Galicia successfully deployed the first stage of the Payroll – Massive Addition Project, a significant improvement in setting up new payroll accounts, which led to a substantial reduction of complaints by companies using this service. As of December 31, 2016, more than 9,600 accounts of 1,300 companies were being processed using this new tool.

In order to streamline and facilitate the customer’s treasury management and to enhance internal efficiency, the Cobranza Integrada Galicia (Galicia Integrated Collection) service was extended to the smart self-service terminals which operate 24 hours a day, 7 days a week. Extended hours of operation resulted in increased transactions and a successful migration of teller transactions through this channel, providing customers with additional times in which they could access their accounts.

e-platform

Office Banking, Banco Galicia’s corporate e-banking service, provides a quick, dynamic and safe channel to manage the online accounts of corporate customers and continues to grow year after year.

During 2016, various improvements were made to Office Banking, with the goals of increasing efficiency, improving user experiences and increasing functionality. These improvements presented customers with the ability to self-manage their banking services by accessing their accounts via a personal, password-protected account, without having to visit a Banco Galicia branch. Additionally, new functionalities were added to the investment module (including time deposit management, primary biddings, sale and purchase of foreign currency, and scheduled transactions of Fima Mutual Funds). Banco Galicia also began to provide online consultation for loans in 2016.

The Office Express service was also launched in 2016. This express service was specifically developed for small and medium enterprise (“SME”) customers and provides a streamlined service that authorizes transactions through the Galicia Office Token app.

The positive effect of these initiatives resulted in an increase in transaction volumes by 67% as compared to the fiscal year ended December 31, 2015.

The number of transactions that cleared through Banco Galicia’s interbanking clearing house increased by 43% as compared to the fiscal year ended December 31, 2015. As of the end of fiscal year 2016, Banco Galicia was ranked first in terms of the number of transactions consummated through its interbanking clearing house. Additionally, the number of transactions traded through the Swift channel increased by 67% as compared to the fiscal year ended December 31, 2015. Furthermore, additional functionalities were added, including the possibility to automatically make payments to the Administración Federal de Ingresos Publicos (“AFIP”).

Retail Banking

The Retail Banking Division manages Banco Galicia’s business with individuals from all income brackets, micro and smaller businesses (i.e., those businesses with annual revenues below Ps.120 million) and small retailers and professionals. Retail Banking provides a wide range of financial products and services, encompassing transactions, loans, and investments. On the transactions side, Banco Galicia offers its customers checking and savings accounts, credit and debit cards, and payroll direct deposit, among other services. Banco Galicia’s customers have access to its services through its branch network as well as through its electronic distribution channels. See “-Sales and Marketing.”

The Retail Banking Division is currently focused on (i) developing a customer-oriented culture, (ii) positioning itself as a leader in the technological transformation of the financial markets, (iii) reinforcing a multifaceted approached to customer needs in order to create a positive experience for our customers by developing a multichannel strategy designed to create the best possible customer experience, (iv) developing innovative products and services, and (v) improving each segment’s strategy in order to maintain a leading position in such segment.

The Retail Banking Division’s customer base grew 7% during 2016, reaching 2.5 million customers as of December 31, 2016.

Segments

Business and SMEs

The Business and SMEs segment continued to be ranked as a leader in terms of customer satisfaction, according to studies conducted by private consulting firms. The segment continued to focus on customer service in fiscal year 2016. The Business and SMEs segment’s customer base grew 10% during 2016, achieving a 32% market share as of December 31, 2016.

The most important business achievements were a 7% increase in payroll accounts and, at a credit level, the placement of the Financing Line for Production and Financial Inclusion for over Ps. 900 million in the Business and SMEs segment. The segment’s leading position in the issuance of the Visa Business card is also evidenced by the segment’s market share (based on information provided by Visa).

Good Businesses Meetings continued being carried out at the national level, with 7 meetings in the cities of Buenos Aires, Córdoba, Paraná, Mendoza, Mar del Plata, Resistencia and Tucumán. In 2016, more than 4,400 business people in the SMEs segment took part in these training sessions, and thousands of people watched via live broadcast.

Banco Galicia continued to have a strong presence at trade fairs, with business teams and stands at 17 exhibitions, which participation was used in order to reinforce customer loyalty in the Business and SMEs segment.

Banco Galicia remained a leader in customer satisfaction in fiscal year 2016. Using the Net Promoter Score (“NPS”) measurement system, Banco Galicia was ranked first in Micro-and Small-sized Companies, with an 18% and a 14% NPS Index, respectively. In the Micro-sized Companies category, Banco Galicia was 5 percentage points. above the second place company, and in the Small-sized Companies category it was 2 percentage points above the second place company.

The new Office Express service and the Galicia Office Token app were implemented in fiscal year 2016, which facilitates access to e-banking for the SMEs sector, while enhancing user experience on a digital platform. As of December 31, 2016, over 9,000 users used the app to carry out transactions.

Galicia ÉMINENT

Galicia ÉMINENT is a service aimed at high-income customers. The service experienced a 28% growth rate in the number of clients in fiscal year 2016 as compared to the fiscal year ended December 31, 2015. According to surveys carried out together with other banks Galicia ÉMINENT was ranked first in terms of service as compared to other high-income services and showed a growing trend in brand recognition, while its main competitors stagnated in terms of said indicator during the same period. Galicia ÉMINENT was also ranked first in terms of customer service, with an NPS score of 41%.

The new Galicia Conecta service helped position Banco Galicia and Galicia ÉMINENT as pioneers in the new remote customer service model. Galicia Conecta increased the number customers who use Banco Galicia as their primary bank by focusing on increasing its digital profile and enhancing the customer’s experience while significantly reducing customer service costs.

A new integral marketing campaign was recently launched to allow Galicia Conecta to fully benefit from market trends and opportunities, with the goals of continuing growth, building the portfolio and enlarging its client base by providing a highly customized service tailored to the consumer. Galicia Conecta sought to renew and set itself apart from competitors by using modern, fresh and aspirational slogans while still conveying the fundamental values of trust, respect and freedom of choice.

The new campaign was based on four pillars relevant to the target audience: Quiero Viajes, the Éminent Conecta customer service, the proximity feature “Te Conozco” (I Know You), and investment advice by financial experts.

General Income

In order to continue to build a customer-oriented organizational culture, General Income was managed by different subsegments, giving priority to increasing the number of customers who use Banco Galicia as their primary bank and focusing on the Prefer subsegment (consisting of middle-to upper middle-class customers), by improving product offerings (including the Platinum proposal for high income customers); and on the “MOVE” subsegment (consisting of young adults), by strengthening alliances with relevant brands.

The NPS system continued to be utilized to measure the performance of our massive points of contact and Online Banking segments in 2016. This allowed us to achieve the highest volume of client interactions in these segments as compared to other segments, to better listen to our customers’ needs and to be ranked first place in these two segments in terms of customer service as compared to other banking institutions.

The General Income segment experienced an interannual growth of 2%, improving the customer portfolio structure thanks to the development of indirect channels and an online sales channel, which, at the same time, made acquisition costs more efficient.

The Bank focused on customer activation and development in the youth segment, using targeted communications through new communications channels such as “Galicia Move” on Instagram, which launched in August 2016. The youth segment experienced accelerated growth through the online sales channel, which accounted for 36% of MOVE registrations (with the remaining MOVE registrations taking place on university campuses). The segment solidified the concept of a “bank without branches, 100% online” as a differential brand attribute. The Bank currently has over 100,000 MOVE customers and a presence at 17 universities.

Furthermore, the Bank worked on improving its efficiency by reviewing the profitability of channels and transferring transactions among channels, while taking into account the customers’ preferences or habits.

Private Banking

The Private Banking division offers distinctive and professional financial services to high-net worth individuals, through the management of their investments and the provision of financial advisory services. Private Banking offers its customers a wide range of domestic financial investment alternatives, such as deposits, FIMA mutual funds, government and corporate securities, and shares and trusts where the Bank acts as an arranger.

One of the Private Banking premises, in line with the Bank’s strategy to differentiate itself from competitors through the quality of its service, is the preferential treatment of its customers. In this regard, Private Banking has highly-trained officers, an investment center that operates from 8 a.m. to 6 p.m., a wide network of Éminent officers, and exclusive areas of customer service at branches on the first floor in its headquarters.

Channels

Indirect Channels

In 2016, the Indirect Channels division continued to grow and to pursue its mission to develop internal and external channels to attract new customers and to efficiently market Consumer Banking products, with its main objective being to create a positive customer experience. The division is made up of the Retail Sales Unit (a sales force focused on cross-selling, attraction of customers that already use the Bank’s direct payroll deposit service and attraction of SMEs accounts), the Indirect Sales Channel Unit (focused on attracting new customers through entrance into new agreements with third parties), and the Commercial Planning for Telephone Banking Unit (focused on attracting customers and cross-selling through internal and external call centers).

Agreements and Payroll

The Bank continued to grow in the area salary direct deposits in fiscal year 2016, increasing the number of customers by 1%, and the total credited salaries by 39.5%, as compared to the fiscal year ended December 31, 2015, thus further consolidating its leadership position in the market.

The Bank developed relationships with more than 30 ABC1 schools, providing products focused on all of their business needs and also reached agreements with several additional organizations and associations, including the Professional Council of Economic Sciences of the Province of Buenos Aires, opening new accounts for its members, and the Association of Pediatrics of the Province of Buenos Aires, opening accounts for their 44 affiliates and assuming their collection services.

Deposits

The average balance of total retail deposits in Pesos reached Ps. 63,391 million as of December 31, 2016, with an interannual growth rate of 44%. The mix of transactional deposits and time deposits fluctuated throughout fiscal year 2016 in line with interest rate changes, and overall transactions accounted for 54% of total deposits for fiscal year 2016.

U.S. Dollar-denominated deposits grew by 431% in fiscal year 2016, reaching a total of Ps. 42,047 million as of December 31, 2016. This increase was directly driven by the Tax Amnesty Law, enacted in August 2016, which generated more than US$1,200 million in revenues.

From August 2016 to October 2016, more than 24,000 new accounts were opened due to the Tax Amnesty Law, placing the Bank at the forefront in terms of new accounts opened, while 80% of these new accounts received deposits.

The Online Banking channel increased its share of time deposits, reaching a volume of 34% of total time deposits of Banco Galicia. In addition, Office Banking offered the possibility to make time deposits online starting in June 2016, which allowed Retail SMEs to opt-in to perform such transactions via this channel.

Personal Loans

The Argentine Central Bank removed interest rate caps on personal loans in the later part of 2015, which increased credit issuances in the market. Banco Galicia experienced sustained growth in the number of personal loans granted in fiscal year 2016. The Bank experienced an increase of 66 basis points in market share (the fastest market-share growth rate as compared to its competitors) and reached Ps. 8,600 million of loans outstanding as of December 31, 2016. Banco Galicia automatically granted 80% of the loans it extended in fiscal year 2016. Additionally, in line with the Retail Banking business strategy, new specialized products and services were created in the Personal Loans segment.

The Online Banking division increased its market share by 22%, with a 271% increase as compared to the fiscal year ended December 31, 2015, and was ranked second among Banco Galicia’s sales channels.

Cards and Promotions

The credit and debit card business continued its strong growth during 2016, with a 42% increase in purchases as compared to 2015, and over 230 million transactions conducted during the year. The Bank’s market share in the banking payment means of payment (i.e., credit and debit card business) market was 12.2% in 2016.

During fiscal year 2016, Banco Galicia issued over 478,000 primary cards and 369,000 additional cards, totaling 4.3 million authorized cards. With approximately 5,700 business agreements, Banco Galicia provides benefits to its customers at 12,000 stores across various industries throughout the country.

Consumption amounting to Ps. 5,700 million was financed through the “AHORA 12” (NOW 12 Installments) program in fiscal year 2016.

Quiero! (I Want!) Fidelity Program

Quiero!, is a program that rewards customers for using the Bank’s payment methods for purchasing products. The program continued to grow in 2016. As of December 31, 2016, Quiero! had approximately 1 million members.

The Quiero! Fidelity Program experiences greater penetration with high-income customers, who tend to spend a greater amount of money using credit cards. Also noteworthy is the program’s relatively high penetration levels with lower income customers, which we believe exists because the program provides easy access to rewards in exchange for points.

According to market research, in 2016 the Quiero! program continued to be the program with the most name recognition among consumers, both by the Bank’s own customers and those of its competitors. It was also described by such research as one of the best benefits programs in Argentina, broadly appreciated by customers who have redeemed points in exchange for rewards.

Three features of the program which were introduced in 2015 continued to grow in 2016:

•	The Outstanding Flights Chart, which offers customers the possibility to travel to 20 destinations domestically and internationally in exchange for points.

•	The Post-Purchase Savings program, which offers discounts to customers after they purchase certain goods and services. This program accounts for 20% of point redemptions.

•	The voucher program, which allows customers to use e-codes to exchange points for movie and theater tickets, meals, discount coupons in fast-food chains and ice-cream, and other goods and services.

The Quiero! Fidelity Program allows Banco Galicia to increase its operating efficiency by allocating resources to customers from higher-income segments as such clients receive more points as they spend more, and by mitigating the cost impact of the program on the Bank’s income statement both by increasing the customer’s usage of the card and by increasing the overall number of cardholders.

Digital

Banco Galicia continued its focus on its digital transformation in fiscal year 2016, with the aim of significantly improving the customer experience in terms of speed of service, simplicity and relevance of offerings in order to fulfill its mission of being considered among the top financial institutions in Argentina.

In 2016, the Bank continued to promote the use of digital channels, and a Digital Innovation Lab (LAB) was created with the aim of adopting the best practices of Fintech companies (companies that leverage technology to offer new financial services) by developing prototypes designed to provide more value to businesses.

A new, technologically advanced mobile application (“app”) was launched in 2016, with included a format designed to significantly improve the customer experience, which caused an increase in downloads and usage of the app. As of December 31, 2016, 300,000 customers used the app. As of December 31, 2016, 36% of Banco Galicia’s customers who use digital channels use the app. The Bank’s sales strategy for customers and potential customers in the web and mobile environment was further developed in 2016 through the use of digital advertising and data models that result in systematic efficiency, thereby reducing conversion costs and increasing overall cost efficiency in these channels. The number of customers utilizing digital operations (both Mobile and Online Banking) reached 1,300,000, an increase of 30% as compared to the fiscal year ended December 31, 2015.

Banco Galicia was ranked the most searched bank in Argentina in 2016, and led the YouTube rankings with respect to most viewed videos posted by companies in the financial sector, accounting for 46% of total viewed videos in the financial sector for fiscal year 2016. Banco Galicia also focused on offering products through Facebook and developing new contest formats in 2016.

Branch Network

In 2016, a project to transform the Bank’s network of brick-and-mortar branches was initiated as part of the Bank’s Multichannel project, the aim of which was to develop a multi-format network to enhance efficiency in the Bank’s transformation and expansion processes by streamlining customer service in the network, utilizing new technologies and process designs and improving branch layout.

Twenty-three new branches were added to Banco Galicia’s network in fiscal year 2016: the Bank opened 10 traditional branches, 4 satellite branches, 5 “express” branches, 2 in house facilities and 2 new collection and payment centers for a total investment of Ps. 159 million.

Banco Galicia’s entire network of branches was migrated to the Centralized Operations Management model in 2016, which allows more time to develop value-add products for the customer.

With the goal of improving business productivity and performance, the Bank developed a new Comprehensive Management Approach as well as a new Customer Relationship Management (CRM) program, which the Bank believes will help improve the sales process and enhance customer satisfaction.

Furthermore, the Bank continued construction on a distribution network, which is designed to incorporate a modern design, videoconferences and other material that will contribute to increase brand awareness.

Red Galicia 24 and Self-Service Terminals

Apart from its branches, Banco Galicia uses Red Galicia 24 (Banco Galicia’s ATM and self-service terminals network), the bancogalicia.com portal, Galicia Servicios Móviles, its Retail Sales Unit, and the Commercial Planning area of its Customer Contact Center, which are service, transactional and sales channels focused on individual and corporate customers.

At the end of fiscal year 2016, Banco Galicia had 1,872 self-service pieces of equipment (942 ATMs and 930 terminals), which were distributed throughout branches, office buildings and other locations, such as gas stations, supermarkets and shopping malls.

The level of self-service transactions grew 7% in fiscal year 2016 as compared to the fiscal year ended December 31, 2015, and almost 116 million transactions were performed through ATMs and self-service terminals in 2016. The average withdrawal amount also increased by 10% in fiscal year 2016 as compared to fiscal year 2015.

During fiscal year 2016, 902 new pieces of self-service equipment were installed (153 ATMs and 749 self-service terminals), 83% of which resulted from the need for equipment renewal and 17% of which were installed to increase the number of self-service machines available for consumers. The Bank also focused on converting its ATMs in the second half of 2016 so that such machines could dispense Argentina’s new Ps.500 bills, which increased the ATMs’ loading capacity and improved quality of service.

At December 31, 2016, all of the Bank’s self-service equipment were “smart” self-service terminals, which support envelope-free deposits and recognize and validate both cash and check deposits and payments.

Insurance

During fiscal year 2016, the Insurance segment experienced strong growth, introducing new products and experiencing growth in additional channels, which resulted in entry into more than 500,000 new insurance policies in 2016 and an increase in income of more than Ps. 120 million, as compared to fiscal year 2015. At December 31, 2016 Banco Galicia had underwritten approximately 1.6 million property and personal insurance policies.

The Insurance segment also experienced growth in existing sales channels, and focused on technological progress aimed to improve customer satisfaction and provide greater product segmentation.

As of December 31, 2016, the Bank had underwritten 55,000 policies related to unemployment insurance, and had also sold 100,000 policies related to cellular phone insurance. The Bank also experienced growth in protected sale insurance and theft insurance policies as compared to 2015. Finally, the Bank grew its sales of individual insurance products.

Banco Galicia continued strengthening its position as one of the leading banks in the marketing of insurance products in 2016, with a strong presence in most risk coverage areas.

Marketing Analytics

In 2016, Banco Galicia focused its marketing efforts through the use of the Real Time Decision (RTD) tool across its Online Banking platform, which Banco Galicia used in connection with incorporating additional products and offers to increase the number of new products used by consumers, as the tool enables automatic learning about customer preferences. Customer interest in loan and insurance offerings increased by 37% in fiscal year 2016 as compared to fiscal year 2015, which the Bank believes is a result of its marketing efforts.

As previously described, the Bank also implemented the new CRM program, which established centralized commercial actions and used predictive models and new campaigns to help improve the management of Bank employees.

Furthermore, the Bank implemented Coremetrics software in its websites as a web data capture tool and created a data lab to enable it to efficiently address problem areas within the business.

A 10% increase in open market data was made available to the Bank’s call center at a 17% lower per unit cost as compared to fiscal year 2015. Targeted communications grew 30% as compared to fiscal year 2015 and contact levels (which we use to refer to the percentage of emails or other messages sent that are read by our customers) increased by 26% in fiscal year 2016 as compared to fiscal year 2015.

Publicity and Image

Mass Media Campaigns

The Bank launched a number of mass media campaigns in 2016. “Marcos” and “Claudia” continued serve as spokespersons in commercials for Quiero! (I Want!), Quiero Viajes (Quiero Travel), personal loans, ¡Vamos los Jueves! (Let’s Go on Thursdays), and the Banco Galicia debit card. Bank’s marketing campaigns were recognized with several awards in 2016, such as the Effie Latin America, Effie Argentina, Ojo de Iberoamérica (The Eye of Latin America), the Buenos Anuncios Awards and the Jerry Goldenberg Award.

Banco Galicia remained a frontrunner in the Brand Impact Index, an index that measures the most successful commercials from a commercial standpoint, for several months throughout fiscal 2016. The Bank also experienced record levels of brand awareness in fiscal year 2016.

Digital Communication

Banco Galicia continued its focus on its digital transformation in 2016, with the aim of encouraging customers to download its new app, focusing on online media campaigns and promoting self-service products such as tutorials through concerted communications efforts. The Bank also is the first Argentine bank to have an official, branded channel on Spotify.

Branches

The Bank focused on improving its branch image in 2016, primarily through a redesign project jointly developed by the Architecture Division and the Customer Experience Division, which focused on account signage issues, customer service, space optimization, digitally-oriented proposals, and high-impact support. The Bank plans to continue to focus on these objectives in 2017.

Consumption

Through its Regional Credit Card Companies and CFA, Banco Galicia offers financing for low- and mid-income consumer segments.

Regional Credit Card Companies (“Tarjetas Regionales”)

The companies devoted to the issuance of regional credit cards and the provision of financing transactions to consumers are subsidiaries of Banco Galicia through Tarjetas Regionales (Tarjeta Naranja and Tarjetas Cuyanas).

Through the Regional Credit Card Companies, Tarjetas Regionales is the largest non-bank credit card issuer in Argentina and one of the largest in Latin America, in each case, based on the number of credit cards issued. It is also one of the two largest merchant acquirers in Argentina and one of the largest credit card processors in Argentina. As of December 31, 2016, Tarjetas Regionales had more than 3.5 million active accounts, 10.0 million issued credit cards and more than 250,000 affiliated merchants. As of the same date, Tarjetas Regionales estimated that its market share of issued credit cards in Argentina was approximately 19.0% and of active accounts in Argentina was approximately 21.4%. As the credit card processor for all of its credit card operations, Tarjetas Regionales processes approximately 163 million transactions per year.

Tarjetas Regionales has a distinctive business model that it believes is well-suited to developing economies in Latin America and to the cultural background of its clients. Its business model of credit card issuance and related credit services focuses on the specific needs of lower- and lower-middle-income clients through personalized and attentive services using its extensive network of branches. Tarjetas Regionales’ client base is primarily in the Interior, where each of its brands has a leading presence in its coverage area. Its current expansion efforts in Argentina are focused on the Greater Buenos Aires and the Ciudad Autonoma de Buenos Aires (“CABA”).

In addition, through the Regional Credit Card subsidiaries, Tarjetas Regionales issues, operates and processes its own branded credit cards, the Tarjeta Naranja credit card and the Tarjeta Nevada credit card, which allow credit card holders to charge purchases of goods and services in the network of merchants that have agreed to accept these proprietary credit cards. As of December 31, 2016, these proprietary credit cards accounted for, on average, approximately 50% of its issued credit cards and approximately 69% in terms of its average monthly purchase volumes. Tarjetas Regionales also offers its clients international credit card brands such as Visa, MasterCard and American Express that are issued by Banco Galicia on its behalf. In addition to its credit card business, Tarjetas Regionales also extends personal loans, through the Regional Credit Card Companies, to its clients either for the account of the Regional Credit Card Companies or for the account of Banco Galicia at the election of the relevant Regional Credit Card Company. Tarjetas Regionales provides its products and services through an extensive network of 260 branches, client service centers and other points of sale strategically located in most major Argentine cities. Its branch network provides a critical service and payment interface for its clients, which allows it to provide targeted client service and form relationships with its clients and affiliated merchants.

For a breakdown of the Regional Credit Card Companies’ revenues for the last three financial years, see Item 5.A. “Operating Results-Results by Segments-Regional Credit Cards”.

Compañía Financiera Argentina

CFA is the leading financial company in Argentina in the personal loan business. As of December 31, 2016, CFA’s assets were over Ps.5,925 million and its shareholders’ equity was Ps.1,223 million. CFA employed 1,164 people. With 57 branches and 37 points of sale throughout Argentina, CFA offers its products to 517,000 customers, who belong, in general, to the low-to-medium income segments, characterized by limited interaction with traditional banks. Such customers often seek a more simplified and quick processing regime for their loans and other banking products.

Main products:

•	Efectivo Sí - Loans

•	Personal Loans: Unsecured personal loans payable in installments.

•	Consumer Loans: Product to finance purchases of goods through merchants associated with CFA, without using any cash or credit cards. Such goods include home appliances, household goods and construction materials.

•	Payroll Loans: Granted to affiliates or associate members of mutuals, cooperatives, unions, and to companies’ employees.

•	Loans to Public Sector Employees: Loans targeted to public sector employees on the national level, which are deducted directly from their salary.

•	Efectivo Sí - Savings
•	Time Deposits: An investment alternative which allows customers to receive returns over its invested money in a quick and streamlined manner.

•	Savings Account and Debit Card: Mainly aimed at retired individuals who receive their salaries through Efectivo Sí.

•	Efectivo Sí - Cards

•	Credit Cards: CFA is an issuer of Visa and MasterCard, both domestically and internationally.

•	Efectivo Sí - Insurance

•	Insurance: CFA sells different types of insurance policies from leading companies of the market to meet customers’ needs.

•	Retirement and pension payment - National Social Security Administration: Aimed at retired individuals and pensioners collecting their payments at CFA.

Throughout the year, the Efectivo Sí trademark continued to be strengthened, mainly through advertising in major soccer tournaments organized by the Argentine Soccer Association.

CFA’s net income for fiscal year 2016 amounted to Ps.342 million (including the results of Cobranzas y Servicios in accordance with its 5% equity interest). At year end, its loan portfolio, net of allowances for loan losses, exceeded Ps.4,916 million, representing a 68% increase as compared to fiscal year 2015 and had strong portfolio quality ratios.

CFA’s objective is to secure, maintain and expand its leading position in the consumer finance market. During 2017, CFA expects to further grow and consolidate its customer portfolio and boost credit card circulation. With respect to financing, it will seek financing from the domestic capital market by issuing trusts and notes, and it will focus on increasing financing through time deposits at its branches.

For a breakdown of CFA’s revenues for the last financial year, see Item 5.A. “Operating Results-Results by Segments-CFA”.

Financial Division

The Financial Banking Division of Banco Galicia includes the Commercial, Financial Institutions, Public Sector, Products, Information Management, and Support areas. Additionally, it is also responsible for the mutual funds business (FIMA), as it is the main distribution channel for FIMA mutual fund products.

Commercial Division

The Commercial Division is responsible for improving the Bank’s position in the Institutional Customer segment (which includes insurance companies and mutual funds), and acting as the investment channel for the Corporate segment.

The functions of the Commercial Division include reinforcing the cross-selling of financial products, developing new customer segments and encouraging the use of transactional products in order to promote development of commercial banking customers.

As a result of efforts made with its commercial banking customers, Banco Galicia led the NPS Indicators at a 37% NPX Index as of December 31, 2016.

The Commercial Division’s most important asset in fiscal year 2016 was Lebac, which recorded an exponential growth in trading volumes. Banco Galicia traded Ps. 301,103 million (94% Lebac biddings) in the primary market and Ps. 423,765 million (95% Lebac transactions) in the secondary market in fiscal year 2016.

The number of transactions handled by the Commercial Division increased by 73% as compared to fiscal year 2015; fiscal year 2016 started with 1,070 monthly transactions and ended with 1,852 monthly transactions, with an annual total of 17,800 transactions in fiscal year 2016.

Of note is the addition of the ANSES – Sustainability Guarantee Fund as a new customer, representing an average of Ps. 150,147 million held in its account.

Financial Institutions

The Financial Institutions Division is responsible, at an international level, for managing the Bank’s business relationships with correspondent banks, international credit agencies, official credit banks and export credit insurance companies, and, at domestic level, with banks, financial companies, exchange houses, and other entities that carry out related activities.

As in prior fiscal years, during fiscal year 2016 meetings were held with the most active foreign correspondent banks, through which the Bank channeled the different products and services offered to its customers. The growing offer of credit lines by banks in the correspondent banking segment, the International Finance Corporation (“IFC”) and the Inter-American Development Bank (“IDB”) helped the Bank meet letters of credit and standby letters of credit confirmation requests, as well as to meet its customers’ financing needs.

Additionally, under the framework of Argentina’s new policy of economic openness, Banco Galicia continued strengthening relationships and analyzing different business opportunities with multilateral agencies and official credit banks, such as the IFC, the IDB, the Netherlands Development Finance Company (the “FMO”), the Proparco, the National Economic and Social Development Bank (“BNDES”), the Andean Development Corporation (“CAF”), the German Investment Corporation (the “DEG”) and the KfW Group, among others, with the purpose of broadening the offer of mid- and long-term credit lines to finance sustainable investment projects. For example, in June 2016, the IFC approved a credit line worth US$ 130 million, and in December 2016 the IDB granted a credit line worth US$ 100 million, each with the aim of allocating such resources to provide long-term financing to SMEs to help finance sustainable energy projects in Argentina.

Banco Galicia also re-established contacts with the main European export credit insurance companies in fiscal year 2016, such as Hermes, COFACE, SACE, and Ceste, among others, aiming to offer medium- and long-term credit lines to its customers for capital-goods imports.

Banco Galicia continued analyzing and identifying domestic business opportunities during fiscal year 2016, with the aim of forming long-term, steady relationships with such customers.

Public Sector

The Public Sector Division became part of the Financial Banking Division in January 2016, with its main responsibility being to develop the business relationship with customers that belong to the public sector segment by offering treasury solutions and comprehensive product offerings to such customers.

In order to build customer loyalty, Banco Galicia decided to establish a business presence in different strategic locations nationwide. The Public Sector team is made up of seven offices, with locations in the Autonomous City of Buenos Aires, Córdoba, Mendoza, Rosario, and Mar del Plata. A new customer service model was implemented in fiscal year 2016, which entails working closely with the Commercial division, the Banking Transaction Products division and with financial institutions’ advisors.

One of the Public Sector Division’s main initiatives during fiscal year 2016 was to set forth specific policies for Public-sector funding with the Credit and Risks Divisions. As a result of these changes, the holding and placement of fixed-income products, collections, payments, and foreign trade transactions grew exponentially, broadly exceeding budgeted targets. Accordingly, Banco Galicia continued to grow in the segment in fiscal year 2016.

Product Division

The main responsibilities of the Product Division are the management and administration of foreign currency positions, derivative instruments, government and corporate securities, all with the goal of building the Bank’s own portfolio and providing brokerage services to institutional, corporate and individual customers. The Product Division’s responsibilities also include developing and applying investment strategies, based on risk parameters determined by the board of directors of Banco Galicia. By providing comprehensive financial strategic advice, Banco Galicia was able to maintain a leadership position in capital markets in fiscal year 2016, offering debt origination and structuring aimed at debt issuers.

During fiscal year 2016, the loosening of restrictions in respect of the foreign exchange market liberalization caused a significant increase in trading volumes. In the wholesale market, the total volume traded among banks in the Mercado Abierto Electrónico (“MAE”) increased by 152% as compared to fiscal year 2015, from US$ 47,965 million to US$ 120,925 million, and the volume traded by Banco Galicia increased by 216% as compared to fiscal year 2015, from US$ 5,363 million in 2015 to US$ 16,925 million in 2016 (making it the second ranked Argentine bank as measured by trading volumes in the MAE). Banco Galicia operated a total trading volume in the futures market of US$ 5,880 in fiscal year 2016 (the second ranked Argentine bank as measured by amount of futures market trading in the MAE), and was ranked third in the Rosario Futures Exchange (“ROFEX”). Foreign trade volume transactions amounted to US$ 15,190 million in fiscal year 2016, increasing by 20% as compared to fiscal year 2015. U.S. Dollar trading transactions increased from US$ 1,007 million in fiscal year 2015 to US$ 3,098 million in fiscal year 2016.

The total volume traded in fixed income through the MAE increased by 74% as compared to fiscal year 2015, from US$ 157,205 million in fiscal year 2015 to US$ 273,949 million in fiscal year 2016. Banco Galicia remained the highest ranked Argentine bank in terms of fixed income trading volume, with an 84% increase as compared to fiscal year 2015, with US$ 42,808 million traded and a 15% market share as of December 31, 2016.

Banco Galicia maintained its position as the first place bank in terms of primary issuances in the MAE in fiscal year 2016, with a total issued notes volume of Ps. 7,720 million in fiscal year 2016. In sub-sovereign securities, the Bank fell to third place, with an issued volume of Ps. 7,738 million in fiscal year 2016, while rising one place in the ranking to fourth place in the trusts category, with an issued volume of Ps. 2,140 million in fiscal year 2016.

Customer Experience

Banco Galicia replaced the Quality Assurance Division with the Customer Experience Division in fiscal year 2016. The goal of this important strategic decision is to increase customer satisfaction, thereby leading such customers to recommend Banco Galicia to other potential customers. The Customer Experience Division’s goals are to build a customer-oriented culture in order to provide the best customer experience based on in-depth knowledge of their financial needs, and to provide easy access to a motivated team of experts. The Customer Service Division is comprised of the following sub-divisions:

Analysis and Indicators Division

The Analysis and Indicators Division guides the process of setting NPS goals, analyzing potential weaknesses of the Bank as compared to its competitors, and the prioritization of on-going customer service initiatives. Furthermore, the area defines and leads the measurement of all the Bank’s customer indices, while also providing the Bank’s leaders with meaningful information for critical decision-making. During 2016, NPS benchmarks were improved as a result of more reliable metrics, positively impacting on the overall Key Performance Indicators (“KPIs”) of the organization.

NPS Operation Division

The NPS Operation Division is focused on designing, improving and operating an ongoing improvement system across all relevant channels and incidents, and is oriented towards all of the Bank’s segments. It is responsible for assessing, managing, distributing and following up on opportunities for improvement obtained through NPS, and organizing visits to the Bank’s network of branches. During 2016, 13 areas were visited, including 20 branches with a low NPS rating, 22 Corporate Banking Centers, and all of the points of sale locations. 272 opportunities for improvement were assessed, of which, as of December 31, 2016, 135 were completed, implemented and communicated, 31 were referred to other areas as part of strategic projects (delivery and claims), 80 were currently under development, and 26 were rejected due to their low impact nature.

Initiatives Division

The Initiatives Division is responsible for leading priority and cross-section projects to improve customer experience. Two major transformation processes were implemented during fiscal year 2016:

•	Complaints Process: 46 initiatives were implemented in less than 6 months during fiscal year 2016, and there are 15 initiatives currently under development, including initiatives that aim to resolve the root causes of the most serious complaints. The project plans to introduce a method of service recovery in the case of conflict situations with customers, and problem-solving actions to improve the customer’s experience when it comes to addressing complaints. Two major initiatives yielded positive results in 2016, reducing the number of complaints related to the frequent-traveler program by 40% in the fourth quarter of fiscal year 2016 as compared to the fourth quarter of fiscal year 2015, and reducing the rate of complaints related to promotions based on customer purchases from 0.5% to 0.25% as compared to fiscal year 2015.

•	Delivery: Certain changes were made during fiscal year 2016 to allow the Bank’s logistics team to take over the assembly process of the payroll’s basic and plus packages in the new Product Assembly Center. These products had an expected delivery time of 19 business days in fiscal year 2015, which was reduced to 5 business days in fiscal year 2016, enhancing customer experience for both businesses and individuals who choose to direct deposit their salaries into their bank accounts. These products represented the first step of a plan to take over the process of sending payroll-related materials during 2017. Additionally, the renewal process was integrated into the Bank’s internal software to follow-up products implemented in 2015, with the goal of further enhancing transparency and providing better responses to customers. Ongoing efforts are also being made to improve the existing delivery ratios and change the current stock management system.

Customer Vision Division

The Customer Vision Division guides the cultural development of the Bank’s management and employees, with the goal of improving the Bank’s training, recruitment and promotion practices to help create a customer-oriented culture.

Galicia Seguros

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

Total insurance production of the aforementioned insurance companies amounted to Ps.3,429 million during 2016, 35% higher than the volume of premiums of the previous year (Ps.2,544 million).

This increase in insurance production was recorded mainly for Galicia Seguros, with Ps.885 million more premiums written than in the same period of the previous fiscal year. As regards Galicia Seguros’ business transactions, the focus was placed on continuing to increase the company’s turnover and sales, which in 2016 amounted to Ps.1,059 million of annualized premiums. This represented a 49% growth as compared to the previous year, thus increasing the insurance policy lapse ratio and extending the types of coverage offered by adding insurance policies in new lines of business.

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

Within the current economic framework, measures aimed at complying with the goals established in the Business Plan will continue during 2017.

Other Businesses

Galicia Administradora de Fondos

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

During fiscal year 2016, the market volume for mutual funds increased 52%, primarily due to bond funds, amounting to Ps. 323,037 million as of the end of 2016. The total assets of the FIMA family mutual funds increased 105.4% from the previous fiscal year, reaching, as of December 31, 2016, a volume of Ps.37,329 million, representing a market share of 11.6%. This increase in volume took place in several customer segments, including mid-sized companies and individuals, particularly in respect of the FIMA Ahorro Pesos, FIMA Ahorro Plus, FIMA Renta en Pesos, FIMA Renta Plus and FIMA Renta Dólares I funds.

The following funds were launched during fiscal year 2016: FIMA MIX I and FIMA Renta Dólares I. At December 31, 2016, FIMA Renta Dólares I reached US$ 141.7 million in investments. On December 28, 2016, the FIMA Renta Dólares II fund was formed, which will mainly invest in domestic bonds issued in U.S.-Dollars, thereby supplementing the Bank’s offering of U.S. Dollar-denominated funds.

During the fiscal year, Galicia Administradora de Fondos optimized the financial performance of its liquid assets. In this regard, investments were made in the same FIMA mutual funds it manages.

The outlook for 2017 foresees a continued growth in mutual funds and the development of business activity within the framework of the new Capital Markets Law.

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

For fiscal year 2017, the board of directors of Net Investment is analyzing business alternatives and opportunities.

Galicia Warrants

This company is a leading company in the deposit certificates and warrants issuance market. It has been conducting transactions since 1994, supporting medium and large companies with respect to stock custody. Galicia Warrants’ main objective is to enable its customers to access credit and financing secured by the property kept under custody. Galicia Warrants’ main customers belong to the agricultural, industrial and agro-industrial sectors, as well as exporters and retailers. In fiscal year 2016, Galicia Warrants recorded an income from services of Ps. 118.5 million and a net income of Ps.31.6 million.

For a breakdown of the other businesses’ revenues for the last three financial years, see Item 5.A. “Operating Results-Results by Segments-Other Grupo Galicia Businesses.”

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

Banco Galicia’s estimated market share of private-sector deposits in the Argentine financial system was 9.92% as of December 31, 2016, as compared to 9.40% as of December 31, 2015 and 8.79% as of December 31, 2014.

With respect to loans to the private sector, Banco Galicia’s Argentine market share was 10.12% as of December 31, 2016, as compared to 9.68% and 8.76% as of December 31, 2015 and December 31, 2014, respectively.

According to the information published by the Argentine Central Bank, as of October 31, 2016, Banco Galicia was the second largest private-sector bank as measured by its assets, its deposits and its loan portfolio and ranked third in terms of net worth.

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

Argentine Banking System

As of December 31, 2016, the Argentine financial system consisted of 78 financial institutions, of which 63 were banks and 15 were financial non-bank institutions (including finance companies, credit unions and savings and loans associations). Of the 63 banks, 13 were Argentine national and provincial government-owned or related banks. Of the 50 private-sector banks, 33 were private-sector domestically-owned banks and 17 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks).

As of December 31, 2016, the top 10 banks, in terms of total deposits (excluding Argentine national and provincial government-owned banks), were: Banco Santander Río, Banco Galicia, BBVA Banco Francés, Banco Macro, Credicoop, HSBC Bank and Patagonia. Banco Galicia, Banco Macro and Credicoop are domestically-owned banks and the others are foreign-owned banks. According to information published by the Argentine Central Bank as of December 31, 2016, private-sector banks accounted for 53.1% of total deposits and 65.3% of total net loans in the Argentine financial system. As of the same date, financial institutions (other than banks) accounted for approximately 0.3% of deposits and 3.1% of net loans in the Argentine financial system.

As of December 31, 2016, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación and Banco de la Provincia de Buenos Aires. Under the provisions of the Financial Institutions’ Law, public-sector banks have comparable rights and obligations to private banks, except that public-sector banks are usually chosen as depositaries for public-sector revenues and promote regional development and certain public-sector banks have preferential tax treatment. The bylaws of some public-sector banks provide that the governments that own them (both national and provincial governments) must guarantee their commitments. According to information published by the Argentine Central Bank, as of Decemberr 31, 2016, government-owned banks and banks in which the national, provincial and municipal governments had an ownership interest accounted for 46.7% of deposits and 31.6% of loans in the Argentine financial system.

Consolidation has been a dominant theme in the Argentine banking sector since the 1990’s, with the total number of financial institutions declining from 214 in 1991 to 78 as of December 31, 2016, with the ten largest banks holding 77.0% of the system’s deposits from the private sector and 70.0% of the system’s loans to the private sector as of December 31, 2016.

Foreign banks continue to have a significant presence in Argentina, despite the fact that the number of these financial institutions decreased from 39 at the end of 2001 to 17 as of December 2016, and the fact that their share of total deposits has decreased since the 2001-2002 financial crisis while the share of domestic private-sector banks has increased.

The Argentine banking sector focuses on transactional business, and lacks a robust supply of medium and long-term lending. Local financial system deposits and loans are equivalent to 24% and 13% of the Gross Domestic Product (GDP) respectively, well below those same ratios for other countries in the region.

To promote the growth of the financial system, the Argentine Central Bank (BCRA) aims to achieve low and stable inflation by reducing the money supply with positive real interest rates, as well as with other measures. In addition to these goals, the BCRA is implementing an agenda that focuses on full banking service use (through the offer of free savings accounts and money transfers), effective communication of the cost of all services, innovation and increased competition. To boost savings in domestic currency and long-term lending (mortgage loans in particular), the monetary authority has introduced instruments denominated in Housing Units (Unidades de Vivienda – UVAs), an instrument to adjust deposit and loans by inflation.

Regional Credit Cards

In the consumer loan market, the Regional Credit Card Companies compete with Argentine banks and other financial institutions that target similar economic segments. The main players in this segment include Banco Supervielle, Banco Columbia, Banco Comafi, Banco Credicoop, Banco Macro, Banco MasVentas, Banco Municipal de Rosario, Banco Nación (Nativa card), Banco de Córdoba (Cordobesa card), Cabal card, tarjeta shopping card and CFA (Efectivo Si). Historically, certain international banks with presence in Argentina have attempted to target consumers in these economic segments and have been, to date and for the most part, unsuccessful.

In order to compete effectively at a national and regional level, the Regional Credit Card Companies target low- to middle-income clients by offering personalized services in each region, focusing their commercial efforts mainly on medium- and low-income segments. While other Argentine credit card issuers and consumer loan providers focus on earning interest on outstanding personal loans and credit card balances, the Regional Credit Card Companies also focus on and have access to additional sources of revenues including merchant fees and commissions, which allow them to offer competitive pricing and financing terms. Furthermore, unlike other credit card issuers in Argentina, approximately 60% of the Regional Credit Card Companies’ clients pay their credit card bill through their branch network. The broad geographical reach of their distribution network, which is the second largest in Argentina, has allowed the Regional Credit Card Companies to establish a local presence in all the provinces of Argentina.

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

Insurance

Sudamericana’s subsidiaries face significant competition since, as of December 2016, the Argentine insurance industry was comprised of approximately 186 insurance companies, 16 of which were dedicated exclusively to annuities. Subsidiaries of foreign insurance companies and the world’s largest insurance companies with global operations are among these companies.

During 2016, the insurance industry continued growing. Production amounted to Ps.211 billion, 37% higher than the level recorded for the period before.

Out of the total insurance production, 81% relates to property insurance, 17% relates to life and personal insurance, and 2% relates to retirement insurance.

Within the 81% corresponding to property insurance, the automotive insurance segment continues to be the most significant segment, representing 45%, followed by the workers’ compensation segment, representing 35%.

Within the life insurance segment, the group life insurance segment is the most significant, representing 69%, followed by individual life insurance, representing 14%, and personal accident insurance, representing 12%.

As of December 31, 2016, based on internal studies undertaken by Galicia Seguros it is estimated that Galicia Seguros ranked fourth in terms of net premiums for life insurance policies underwritten and first in terms of net premiums for home insurance policies underwritten and in terms of net premiums for theft insurance policies underwritten.

Sales and Marketing

Banco Galicia markets all of its financial products and services to high-, medium- and medium- to low-income individuals, including loans, insurance and the FIMA family of mutual funds, among other products, through its branch network, which operates online in real time. Within the Bank’s branches, the sales force is specialized by type of customer and by customer segment. Banco Galicia’s sales policy encourages tellers to perform sales functions as well. Wealthy individuals who are private banking customers are served by specialized officers and a specialized network of service centers, including a head office facility.

December 2016
Branches (number)
Bank Branches	279
Regional Credit Card Cos. Branches	206
CFA Branches	94
Business Centers and In-House Facilities	37
Eminent’s space with Private-Banking	10

Electronic Banking Terminals (number)
ATMs	942
Self-Service Terminals	930

Electronic Banking Transactions (thousands per month)
ATMs + Self-Service Terminals	14,182
Phone-Banking	2,396
e-banking	62,486

Commercial and investment banking services to large corporations and other entities are provided in a centralized manner. Branch officers are responsible for Banco Galicia’s relationship with middle-market and small businesses and most of its agriculture and livestock sector customers. Banco Galicia has also established specialized centers that concentrate on providing service to businesses, which are distributed across the country and located in main cities of the Interior and certain customer companies’ facilities.

All of Banco Galicia’s individual and corporate customers have access to Banco Galicia’s electronic distribution channels, including its ATM and self-service terminals network, a multifunction call center, an e-banking website (www.bancogalicia.com) and a mobile banking service platform (Galicia Móvil).

Banco Galicia is the leading Argentine bank in terms of relevance on social networks. Customers use social networks as a means to talk to Banco Galicia quickly, effectively and openly. Banco Galicia consistently focuses on adapting to the variety of situations that result from the use of social media, using these opportunities as a chance to improve its relationship with its customers. Through its work on the digital platform, Banco Galicia has established an excellent reputation regarding its online services, providing not only traditional services, but also involving the use of social networks, cellular phones and transactional, informative and communicative services, with the purpose of promoting the Bank’s business and establishing effective channels of communication with its current and potential customers. Banco Galicia is customer service-oriented and assigns great importance to its customer service model, constantly seeking to improve its customer service.

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

The Regional Credit Card Companies market their products and services through a network of branches and service centers, the size of which depends on the size of the locations in which they operate. The Regional Credit Card Companies’ culture is strongly client service-oriented and assigns great importance to quality of customer service. Sales officials receive intensive training in personalized sale of the companies’ products and quality of service, given that the bulk of sales is conducted on a one-on-one basis. Quality of service at the branches is permanently monitored by third parties and availability is enhanced through extended business hours. Each of the companies has a website through which they conduct sales, receive customers’ requests (such as requests for statements, loans or increases in the credit limits assigned and new cards, among others), and provide information on and promote products. These sites include a link that allows payments to be made. In addition, Tarjeta Naranja has a website aimed at selling products associated with its primary merchants. Similarly, Tarjetas Cuyanas also has a website. Each company has a call center, through which sales, post-sales and collection functions are performed.

CFA markets its products through a network of 57 branches and 37 points of sale, located throughout Argentina. The company leads the personal loan business among financial institutions in Argentina and offers its products to customers who belong, in general, to the low-to-medium income segments, characterized by limited interaction with traditional banks. As such, CFA offers its product “Efectivo Si Consumer Loans” in approximately 400 active merchants, while the agreements are offered out of the branches through different channels. Such customers often seek a more simplified and quick processing regime for their loans and other banking products.

Sudamericana’s subsidiaries mainly use Banco Galicia’s, the Regional Credit Card Companies’ and CFA’s distribution networks to market their products. They also use Galicia Broker sales officers, and Sudamericana has its own telemarketing center.

Property

The following are our main property assets, as of December 31, 2016:

Property	Address	Square Meters (approx.)	Main Uses
Grupo Financiero Galicia
- Rented	-Tte. Gral. Juan D. Perón 430, 25th floor, Buenos Aires, Argentina	89	Administrative activities

Banco de Galicia y Buenos Aires S.A.
- Owned	-Tte. Gral. Juan D. Perón 407, Buenos Aires, Argentina	18.815	Administrative activities
	-Tte. Gral. Juan D. Perón 430, Buenos Aires, Argentina	41.547	Administrative activities
	-Corrientes 6287, Buenos Aires, Argentina	34,000	Administrative activities
- Rented	-San Martín 178/200, Buenos Aires, Argentina	3.777	Administrative activities
	-Corrientes 411, 3rd and 4th floors, Buenos Aires, Argentina	3.586	Administrative activities

Tarjeta Naranja S.A.
- Owned	-Sucre 152, 154 and 541, Córdoba, Argentina	6,300	Administrative activities
	-La Tablada 451, Humberto Primo 450 y 454, Córdoba, Argentina	14,080	Administrative activities
	-Jujuy 542, Córdoba, Argentina	853	Administrative activities
	-Ruta Nacional 36, km. 8, Córdoba, Argentina	7,715	Storage
	-Río Grande, Tierra del Fuego, Argentina	309	Administrative activities
	-San Jerónimo 2348 and 2350, Santa Fe, Argentina	1,475	Administrative activities
- Rented	-Sucre 145/151, La Rioja 359, 364 and 375, Córdoba, Argentina	4,450	Administrative activities and printing center
	Av. Corrientes 3135, CABA, Argentina	1,271	Administrative activities

Tarjetas Cuyanas S.A.
- Rented	-Belgrano 1415, Mendoza, Argentina	1,160	Administrative activities

Property	Address	Square Meters (approx.)	Main Uses
	-Belgrano 1462, Mendoza, Argentina	1,152	Administrative activities and printing center
	-Olascoaga 348, Guaymallén, Mendoza, Argentina	580	Storage
	-Godoy Cruz 670, Guaymallén, Mendoza, Argentina	400	Storage
	-Belgrano 1478, Mendoza, Argentina	350	Administrative activities

Compañía Financiera Argentina
- Rented	-Paseo Colón 746, 3rd floor, Buenos Aires, Argentina	7,628	Administrative Activities

Galicia Warrants S.A.
- Owned	-Tte. Gral. Juan D. Perón 456, 6th floor, Buenos Aires, Argentina	118	Administrative activities
	-Alsina 3396/3510, San Miguel de Tucumán, Tucumán, Argentina	12,800	Storage
- Rented	-Alto Verde, Chicligasta, Tucumán, Argentina	2,000	Storage
	-Santa Marta, Alderete, Tucumán, Argentina	2,100	Storage
	-Las Talitas, Las Talitas, Tucumán, Argentina	2,300	Storage
	-Tafi Viejo, Tafi Viejo, Tucumán, Argentina	8,748	Storage

Galicia Seguros S.A.
- Owned	-Maipú 241, Buenos Aires, Argentina	3,261	Administrative activities

As of December 31, 2016, our distribution network consisted of:

•	Banco Galicia: 279 branches located in Argentina, 145 of which were owned and 134 of which were rented by Banco Galicia, located in all of Argentina’s 23 provinces.

•	Tarjeta Naranja: 208 sales points located in 21 of the 23 Argentine provinces, 157 of which were rented by the company.

•	Tarjetas Cuyanas: 52 sales points in the provinces of Mendoza, San Juan, San Luis, Santiago del Estero, Chaco, La Pampa, La Rioja, Catamarca, Neuquén, Rio Negro, Salta, Jujuy and Tucumán, all of which were leased.

•	CFA: 57 branches and 37 payment centers, all of which were leased and with at least one branch located in each of Argentina’s provinces.

Capital Investments and Divestitures

During 2016, our capital expenditures amounted to Ps.2,827 million, distributed as follows:

•	Ps.1,502 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.1,325 million in organizational and development expenses.

During 2015, our capital expenditures amounted to Ps.1,987 million, distributed as follows:

•	Ps.1,097 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.890 million in organizational and development expenses.

During 2014, our capital expenditures amounted to Ps.1,170 million, distributed as follows:

•	Ps.475 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.695 million in organizational and development expenses.

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

On October 14, 2014, Tarjeta Naranja executed the final agreement to sell its equity interest in Tarjeta Naranja Perú, equivalent to 24% of the capital stock, to Grupo Crédito S.A. for US$900,000. The shares were sold as of December 31, 2014.

Investment planning

We have budgeted capital expenditures for the fiscal year ending December 31, 2017, for the following purposes and amounts:

	(In millions of Pesos)
Infrastructure of Corporate Buildings, Tower and Branches (construction, furniture, equipment, phones and other fixed assets)	Ps.	1,973
Organizational and IT System Development		1,431

Total	Ps.	3,404

These capital expenditures will be made mainly in Argentina.

Management considers that internal funds will be sufficient to finance fiscal year ended December 31, 2017 capital expenditures.

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

The exchange rate used in translating Pesos into Dollars, which is used in calculating the convenience translations included in the following tables is the Reference Exchange Rate published by the Argentine Central Bank, which was Ps.15.8502, Ps. 13.0050 and Ps. 8.5520 per US$1.00 as of December 31, 2016, December 31, 2015 and December 31, 2014, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or any other rate. See Item 3. “Key Information-Exchange Rate Information”.

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

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2016.

	Fiscal Year Ended December 31, 2016 (*)
	Pesos			Dollars			Total
	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	16,110	4,646	28.84	5,410	160	2.96	21,520	4,806	22.33
Loans
Private Sector	99,817	28,979	29.03	11,282	395	3.50	111,099	29,374	26.44
Public Sector	1	—	—	—	—	—	1	—	—

Total Loans (1)	99,818	28,979	29.03	11,282	395	3.50	111,100	29,374	26.44

Other	2,555	827	32.37	111	5	4.50	2,666	832	31.21

Total Interest-Earning Assets	118,483	34,452	29.08	16,803	560	3.33	135,286	35,012	25.88

Cash and Gold	15,854	—	—	18,139	—	—	33,993	—	—
Equity in Other Companies	3,212	—	—	396	—	—	3,608	—	—
Other Assets	14,217	—	—	1,397	—	—	15,614	—	—
Allowances	(3,971)	—	—	(135)	—	—	(4,106)	—	—

Total Assets	147,795	—	—	36,600	—	—	184,395	—	—

Liabilities and Equity
Deposits
Checking Accounts	—	—	—	—	—	—	—	—	—
Savings Accounts	16,127	43	0.27	11,360	—	—	27,487	43	0.16
Time Deposits	47,953	13,057	27.23	6,032	76	1.26	53,985	13,133	24.33

Total Interest-Bearing Deposits	64,080	13,100	20.44	17,392	76	0.44	81,472	13,176	16.17

Debt Securities	6,125	1,875	30.61	9,425	1,023	10.85	15,550	2,898	18.64
Other	2,721	940	34.55	1,576	63	4.00	4,297	1,003	23.34

Total Interest-Bearing Liabilities	72,926	15,915	21.82	28,393	1,162	4.09	101,319	17,077	16.85

Demand Deposits	24,478	—	—	3,710	—	—	28,188	—	—
Other Liabilities	29,877	—	—	6,661	—	—	36,538	—	—
Minority Interests	1,172	—	—	—	—	—	1,172	—	—
Shareholders’ Equity	17,178	—	—	—	—	—	17,178	—	—

Total Liabilities and Equity	145,631	—	—	38,764	—	—	184,395	—	—

Spread and Net Yield
Interest Rate Spread			7.26			(0.76)			9.02
Cost of Funds Supporting Interest-Earning Assets			13.43			6.92			12.62
Net Yield on Interest-Earning Assets			15.65			(3.58)			13.26

(*)	Rates include the CER adjustment.
(1)	Non-accruing loans have been included in average loans.

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2015.

	Fiscal Year Ended December 31, 2015 (*)
	Pesos			Dollars			Total
	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	11,746	3,275	27.88	2,870	243	8.47	14,616	3,518	24.07
Loans
Private Sector	74,081	20,173	27.23	3,710	155	4.18	77,791	20,328	26.13
Public Sector	16	4	25.00	—	—	—	16	4	25.00

Total Loans (1)	74,097	20,177	27.23	3,710	155	4.18	77,807	20,332	26.13

Other	2,264	588	25.97	118	5	4.24	2,382	593	24.90

Total Interest-Earning Assets	88,107	24,040	27.29	6,698	403	6.02	94,805	24,443	25.78

Cash and Gold	10,112	—	—	7,272	—	—	17,384	—	—
Equity in Other Companies	2,369	—	—	392	—	—	2,761	—	—
Other Assets	10,057	—	—	904	—	—	10,961	—	—
Allowances	(3,175)	—	—	(52)	—	—	(3,227)	—	—

Total Assets	107,470	—	—	15,214	—	—	122,684	—	—

Liabilities and Equity
Deposits
Checking Accounts	—	—	—	—	—	—	—	—	—
Savings Accounts	11,932	28	0.23	2,496	—	—	14,428	28	0.19
Time Deposits	36,198	8,526	23.55	2,335	60	2.57	38,533	8,586	22.28

Total Interest-Bearing Deposits	48,130	8,554	17.77	4,831	60	1.24	52,961	8,614	16.26

Debt Securities	4,248	1,103	25.97	6,212	743	11.96	10,460	1,846	17.65
Other	1,489	496	33.31	1,161	43	3.70	2,650	539	20.34

Total Interest-Bearing Liabilities	53,867	10,153	18.85	12,204	846	6.93	66,071	10,999	16.65

Demand Deposits	19,850	—	—	1,062	—	—	20,912	—	—
Other Liabilities	20,778	—	—	1,858	—	—	22,636	—	—
Minority Interests	860	—	—	—	—	—	860	—	—
Shareholders’ Equity	12,205	—	—	—	—	—	12,205	—	—

Total Liabilities and Equity	107,560	—	—	15,124	—	—	122,684	—	—

Spread and Net Yield
Interest Rate Spread			8.44			(0.91)			9.13
Cost of Funds Supporting Interest-Earning Assets			11.52			12.63			11.60
Net Yield on Interest-Earning Assets			15.76			(6.61)			14.18

(*)	Rates include the CER adjustment.
(1)	Non-accruing loans have been included in average loans.

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2014.

	Fiscal Year Ended December 31, 2014 (*)
	Pesos			Dollars			Total
	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	7,561	1,814	23.99	1,199	40	3.34	8,760	1,854	21.16
Loans
Private Sector	55,704	16,072	28.85	3,368	164	4.87	59,072	16,236	27.49
Public Sector	—	—	—	—	—	—	—	—	—

Total Loans (1)	55,704	16,072	28.85	3,368	164	4.87	59,072	16,236	27.49

Other	2,400	664	27.67	117	4	3.42	2,517	668	26.54

Total Interest-Earning Assets	65,665	18,550	28.25	4,684	208	4.44	70,349	18,758	26.66

Cash and Gold	7,838	—	—	6,499	—	—	14,337	—	—
Equity in Other Companies	2,123	—	—	534	—	—	2,657	—	—
Other Assets	7,451	—	—	325	—	—	7,776	—	—
Allowances	(2,550)	—	—	(59)	—	—	(2,609)	—	—

Total Assets	80,527	—	—	11,983	—	—	92,510	—	—

Liabilities and Equity
Deposits
Checking Accounts	—	—	—	1	—	—	1	—	—
Savings Accounts	8,722	20	0.23	1,464	—	—	10,186	20	0.20

Time Deposits	28,418	6,555	23.07	1,811	35	1.93	30,229	6,590	21.80

Total Interest-Bearing Deposits	37,140	6,575	17.70	3,276	35	1.07	40,416	6,610	16.35

Debt Securities	3,110	811	26.08	5,866	674	11.49	8,976	1,485	16.54
Other	1,492	477	31.97	1,197	39	3.26	2,689	516	19.19

Total Interest-Bearing Liabilities	41,742	7,863	18.84	10,339	748	7.23	52,081	8,611	16.53

Demand Deposits	14,432	—	—	686	—	—	15,118	—	—
Other Liabilities	14,789	—	—	1,350	—	—	16,139	—	—
Minority Interests	629	—	—	—	—	—	629	—	—
Shareholders’ Equity	8,543	—	—	—	—	—	8,543	—	—

Total Liabilities and Equity	80,135	—	—	12,375	—	—	92,510	—	—

Spread and Net Yield
Interest Rate Spread			9.41			(2.79)			10.13
Cost of Funds Supporting Interest-Earning Assets			11.97			15.97			12.24
Net Yield on Interest-Earning Assets			16.28			(11.53)			14.42

(*)	Rates include the CER adjustment.
(1)	Non-accruing loans have been included in average loans.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates, by currency of the underlying asset or liability, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average yield/rate for (i) the fiscal year ended December 31, 2016 compared with the fiscal year ended December 31, 2015; and (ii) the fiscal year ended December 31, 2015, compared with the fiscal year ended December 31, 2014. Differences related to both rate and volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year 2016/ Fiscal Year 2015, Increase (Decrease) due to changes in			Fiscal Year 2015/ Fiscal Year 2014, Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of Pesos)
Interest Earning Assets
Government Securities
Pesos	1,255	116	1,371	1,130	331	1,461
Dollars	(313)	230	(83)	96	107	203

Total	942	346	1,288	1,226	438	1,664
Loans(1)
Private Sector
Pesos	7,397	1,409	8,806	4,943	(842)	4,101
Dollars	261	(21)	240	23	(32)	(9)

Total	7,658	1,388	9,046	4,966	(874)	4,092
Public Sector
Pesos	(2)	(2)	(4)	4	—	4
Dollars	—	—	—	—	—	—

Total	(2)	(2)	(4)	4	—	4
Other
Pesos	82	157	239	(37)	(39)	(76)
Dollars	—	—	—	—	1	1

Total	82	157	239	(37)	(38)	(75)
Total Interest-Earning Assets
Pesos	8,732	1,680	10,412	6,040	(550)	5,490
Dollars	(52)	209	157	119	76	195

Total	8,680	1,889	10,569	6,159	(474)	5,685

Interest Bearing Liabilities
Savings Account
Pesos	11	4	15	7	1	8
Dollars	—	—	—	—	—	—

Total	11	4	15	7	1	8
Time Deposits
Pesos	3,061	1,470	4,531	1,830	141	1,971
Dollars	24	(8)	16	12	13	25

Total	3,085	1,462	4,547	1,842	154	1,996
Notes
Pesos	549	223	772	295	(3)	292
Dollars	341	(61)	280	41	28	69

Total	890	162	1,052	336	25	361
Other liabilities
Pesos	423	21	444	—	19	19
Dollars	15	5	20	(1)	5	4

Total	438	26	464	(1)	24	23
Total Interest Bearing Liabilities
Pesos	4,044	1,718	5,762	2,132	158	2,290
Dollars	380	(64)	316	52	46	98

Total	4,424	1,654	6,078	2,184	204	2,388

(1)	Non-accruing loans have been included in average loans.

The increase of Ps.10,569 million in interest income for the fiscal year ended December 31, 2016, as compared to the previous year, can be explained by the Ps.8,680 million increase from the increase in the volume of interest-earning assets, accompanied by an increase of Ps.1,889 million in interest income due to an increase in interest rates.

In particular, Ps.10,412 million of the increase was due to an increase in interest income from Peso-denominated assets. This increase was due to an increase in volume, mainly as a result of the increase in Peso-denominated loans to the private sector (representing 84.7% of the increase). The average volume of private sector for Peso-denominated loans amounted to Ps.99,817 million for fiscal year 2016, as compared to Ps.74,801 million for the previous fiscal year. This increase was due to a Ps.1,680 million increase in interest income from Peso-denominated assets, which resulted from an increase in interest rates earned from Peso-denominated assets due to a 180 basis points (“b.p.”) increase in the average interest rate for loans to the private sector, from 27.23% to 29.03%. The Ps.1,288 million increase in interest from government securities was due to an increase in volume equal to Ps.946 million and an increase in interest rates (accounting for Ps.346 million), mainly as a consequence of the higher average rate accrued on provincial treasury bills and debt securities.

In terms of interest expenses, the Ps.6,078 million increase for the fiscal year ended December 31, 2016, as compared to 2015, is primarily a result of an increase in the volume of time deposits denominated in Pesos (which increased from Ps.36,198 million in 2015 to Ps.47,953 million in 2016), together with a 367 b.p. increase in the interest rate payable on time deposits, which increased from 23.55% to 27.23%. In terms of volume, time deposits represented 67.8% of the net change in respect of time deposits in fiscal year 2016, an increase as compared to 92.3% in fiscal year 2015, while the interest rate payable on time deposits represented only 32.2% of the net change in respect of time deposits as of the end of fiscal year 2016, as compared to the 7.7% as of the end of fiscal year 2015. The higher amount of notes outstanding was in line with the trajectory of interest bearing liabilities, Ps.890 million in terms of volume of notes outstanding, primarily attributable to the issuances of notes by Tarjeta Naranja, Tarjetas Cuyanas, CFA and Banco Galicia. Such issuances were partially offset by the amortization of certain outstanding notes. In terms of interest rates, a Ps.162 million increase in the interest payable on the notes was recorded.

Interest-Earning Assets-Net Yield on Interest-Earning Assets

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest earned, and illustrates the net yields and spreads obtained, for each of the periods indicated.

	Fiscal Year Ended December 31,
	2016	2015	2014
	(in millions of Pesos, except percentages)
Total Average Interest-Earning Assets
Pesos	118,483	88,107	65,665
Dollars	16,803	6,698	4,684

Total	135,286	94,805	70,349

Net Interest Earned (1)
Pesos	18,537	13,887	10,687
Dollars	(602)	(443)	(540)

Total	17,935	13,444	10,147

Net Yield on Interest-Earning Assets (2) (%)
Pesos	15.65	15.76	16.28
Dollars	(3.58)	(6.61)	(11.53)

Weighted-Average Yield	13.26	14.18	14.42

Interest Spread, Nominal Basis (3) (%)
Pesos	7.26	8.44	9.41
Dollars	(0.76)	(0.91)	(2.79)

Weighted-Average Yield	9.03	9.13	10.13

Credit Related Fees Included in Net Interest Earned
Pesos	352	279	224
Dollars	1	2	2

Total	353	281	226

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

	Fiscal Year Ended December 31,
	2016	2015	2014
	(in millions of Pesos)
Government Securities
Pesos
Recorded at Cost plus Yield	1,772	1,390	30
Debt securities of provinces	1,702	1,343	30
Others	70	47	—
Recorded at Fair Value	2,026	1,954	1,480
Bonar Bonds	101	944	1,437
Bonac Bonds	930	622	13
Others	995	388	30
Issued by Argentine Central Bank	8,550	6,924	7,247
Lebac Unquoted	6,974	758	3,649
Lebac Quoted	1,576	6,166	3,581
Nobac Repurchase Agreement Transactions	—	—	17

Total Government Securities in Pesos	12,348	10,268	8,757

Dollars
Recorded at Cost plus Yield	150	—	287
Government Bonds	150	—	287
Recorded at Fair Value	1,203	422	966
Boden 2015 Bonds	—	—	39
Government Bonds	1,203	422	927
Issued by Argentine Central Bank	—	4,835	—
Lebac Unquoted	—	4,835	—

Total Government Securities in Dollars	1,353	5,257	1,253

Total Government Securities	13,701	15,525	10,010

Corporate Securities
Corporate Equity Securities (Quoted) in Pesos	—	—	—
Corporate Equity Securities (Quoted) in Dollars	—	—	—

Allowances	—	—	—

Total Government and Corporate Securities	13,701	15,525	10,010

As of December 31, 2016, the growth in our public securities denominated in Pesos was mainly due to the volume of Lebacs issued by the Argentine Central Bank.

The amount of government securities denominated in Pesos, recorded at cost plus yield, for Ps. 1,772 million, correspond to our holdings of debt securities and treasury bills, mainly issued by the provinces of Buenos Aires (for Ps. 791 million), Neuquén (for Ps. 737 million) and Entre Ríos (for Ps. 144 million).

The amount of government securities denominated in Pesos, recorded at fair value, for Ps. 2,026 million, correspond mainly to our holdings in Argentine Bonds due 2017 and 2019, for Ps. 62 million and Ps. 39 million, respectively; National Treasury Bonds for Ps. 930 million and Discount Bonds maturing in 2033 for Ps. 875 million.

At December 31, 2016, the holding of public securities denominated in dollars was composed mainly of Argentine Nation Bonds with maturity in 2017 for Ps. 835 million, recorded at fair value.

As of December 31, 2015, the increase in our holdings of Argentine government securities denominated in Pesos was mainly due to our holdings recorded at cost plus yield of debt securities issued by the provinces of Buenos Aires, Neuquén and Entre Rios, among others, for Ps. 1,313 million and our holdings recorded at fair value of Bonac 2016 bonds for Ps.609 million.

Regarding our holdings of government securities denominated in dollars as of December 31, 2015, the increase was attributable to our holdings of Lebac unquoted for Ps. 4,835 million.

In 2014 the increase in our holdings of Argentine government securities denominated in Pesos was attributable to an increase in our holdings of Lebac and Nobac for Ps. 7,247 million. The portfolio of government securities denominated in Pesos for securities recorded at fair value reflects Grupo Financiero Galicia’s holdings of bonds issued by the Argentine government due in 2015, 2016, 2017 and 2019 for Ps.75 million, Ps.374 million, Ps.798 million and Ps.190 million, respectively.

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

	As of December 31, 2016
	Holdings	Forward Purchases (1)	Forward Sales (2)	Spot purchases to be settled	Spot sales to be settled	Net Position
	(in millions of Pesos)
Government Securities
Holdings Recorded at Cost plus Yield
Pesos	1,772	—	—	—	—	1,772
Dollars	150	—	—	30	(120)	60
Holdings Recorded at Fair Value
Pesos	2,026	—	—	7	(1)	2,032
Dollars	1,203	—	—	713	(547)	1,369
Securities issued by the Argentine Central Bank
Pesos	8,550	2,420	—	320	(50)	11,240

Total Government Securities	13,701	2,420	—	1,070	(718)	16,473

Corporate Equity Securities (Quoted)	—	—	—	—	—	—

Total Government and Corporate Securities	13,701	2,420	—	1,070	(718)	16,473

(1)	Forward purchases include securities granted as collateral.
(2)	Forward sales include government securities deposits.

The net position of government securities as of December 31, 2016 amounted to Ps.16,473 million.

The net position of government securities at cost plus yield issued in Pesos, for Ps.1,832 million, mainly corresponds to debt securities and treasury bills, primarily issued by the provinces of Buenos Aires, Neuquén and Entre Ríos.

The net position corresponding to government securities at fair value in Pesos, in the amount of Ps.2,032 million, mainly corresponds to Banco Galicia’s holdings of bonds issued by the Argentine government due in 2017 and 2019 for Ps.62 million and Ps.39 million, respectively, treasury bonds issued by the Argentine government for Ps.930 million and of discount bonds due in 2033 for Ps.875 million. The net position of government securities at fair value in Dollars amounts to Ps.1,369 million, a key component of which is the Argentine Bond for Ps.845 million due in 2017.

Regarding securities issued by the Argentine Central Bank, the net position of Ps.11,240 million corresponds to our holding of Lebac in Pesos.

Remaining Maturity and Weighted-Average Yield

The following table analyzes the remaining maturity and weighted-average yield of our holdings of government and corporate securities as of December 31, 2016. Our government securities portfolio yields do not contain any tax equivalency adjustments.

Maturity Yield
	Total Book Value	Maturing within 1 year		Maturing after 1 year but within 5 years		Maturing after 5 years but within 10 years		Maturing after 10 years
		Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)
	(in millions of Pesos, except percentages)
Government Securities
Recorded at Fair Value
Pesos	2,026	284	22.8%	805	6.2%	60	17.7%	877	4.1%
Dollars	1,203	973	0.6%	126	2.0%	104	4.8%	—	—
Recorded at Cost plus Yield
Pesos	1,772	679	21.7%	1,093	4.7%	—	—	—	—
Dollars	150	150	3.1%	—	—	—	—	—	—
Instruments Issued by the Argentine Central Bank
Pesos	8,550	8,550	29.6%	—	—	—	—	—	—
Dollars	—	—	—	—	—	—	—	—	—
Securities Without Quotation
Pesos	—	—	—	—	—	—	—	—	—
Dollars	—	—	—	—	—	—	—	—	—

Total Government Securities	13,701	10,636	25.9%	2,024	5.1%	164	9.5%	877	4.1%

Corporate Debt Securities	—	—	—	—	—	—	—	—	—

Total Portfolio	13,701	10,636	25.9%	2,024	5.1%	164	9.5%	877	4.1%

(1)	Effective yield based on December 31, 2016 quoted market values.

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

	As of December 31,
	2016	2015	2014	2013	2012
	(in millions of Pesos)
Principal and Interest
Non-Financial Public Sector	—	—	—	—	—
Local Financial Sector	2,098	762	193	633	357
Non-Financial Private Sector and Residents Abroad (1)
Advances	10,063	8,549	3,987	3,349	3,098
Promissory Notes	25,298	22,752	16,304	13,323	10,460
Mortgage Loans	2,178	2,099	1,661	1,803	1,159
Pledge Loans	678	487	500	481	311
Personal Loans	15,312	9,259	6,996	8,051	7,283
Credit Card Loans	72,766	56,260	37,348	27,389	19,279
Placements in Banks Abroad	1,227	232	261	586	277
Other Loans	11,405	692	1,337	1,237	1,619
Accrued Interest, Adjustment and Quotation Differences Receivable	1,775	1,407	969	827	661
Documented Interest	(642)	(597)	(348)	(271)	(201)

Total Non-Financial Private-Sector and Residents Abroad	140,060	101,140	69,015	56,775	43,946

Total Gross Loans	142,158	101,902	69,208	57,408	44,303

Allowance for Loan Losses	(4,707)	(3,560)	(2,615)	(2,129)	(1,732)

Total Loans	137,451	98,342	66,593	55,279	42,571

Loans with Guarantees
With Preferred Guarantees (2)	3,322	2,988	2,695	2,433	1,699
Other Guarantees	18,984	13,508	9,463	8,257	6,830

Total Loans with Guarantees	22,306	16,496	12,158	10,690	8,529

(1)	Categories of loans include:

-	Advances: short-term obligations drawn on by customers through overdrafts.

-	Promissory Notes: endorsed promissory notes, notes and other promises to pay signed by one borrower or group of borrowers and factored loans.

-	Mortgage Loans: loans granted to purchase or improve real estate and collateralized by such real estate and commercial loans secured by a real estate mortgage.

-	Pledge Loans: loans secured by collateral (such as cars or machinery) other than real estate, where such collateral is an integral part of the loan documents.

-	Personal Loans: loans to individuals.

-	Credit-Card Loans: loans granted through credit cards to credit card holders.

-	Placements in Banks Abroad: short-term loans to banks abroad.

-	Other Loans: loans not included in other categories.

-	Documented Interest: discount on notes and bills.

(2)	Preferred guarantees include mortgages on real estate property or pledges on movable property, such as cars or machinery, where Banco Galicia has priority, endorsements of the Federal Office of the Secretary of Finance, pledges of Government securities, or gold or cash as collateral.

For the fiscal year ended December 31, 2016, Banco Galicia’s loan portfolio before allowances for loan losses amounted to Ps.142,158 million, a 40% increase as compared to the fiscal year ended December 31, 2015, as a result of increases of 40% in both our loans to individuals and our loans to companies.

For the fiscal year ended December 31, 2015, Banco Galicia’s loan portfolio before allowances for loan losses amounted to Ps.101,902 million, a 47% increase as compared to the fiscal year ended December 31, 2014, as a result of increases of 47% in both our loans to individuals and our loans to companies.

Loans by Type of Borrower

The following table shows the breakdown of our total loan portfolio, by type of borrower at December 31, 2016, 2015 and 2014. The middle-market companies’ category includes Banco Galicia’s loans to small and medium-sized companies and the agricultural and livestock sectors while the individuals’ category includes loans granted by Banco Galicia, the Regional Credit Card Companies and CFA. Loans to individuals comprise both consumer loans and commercial loans extended to individuals with a commercial activity.

	As of December 31,
	2016		2015		2014
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of Pesos, except percentages)
Commercial Loans	56,845	40.0	42,641	41.8	29,104	42.0
Corporate	22,434	15.8	13,619	13.4	8,590	12.4
Middle-Market Companies	34,411	24.2	29,022	28.4	20,514	29.6
- Agribusiness	12,555	8.8	13,209	13.0	9,289	13.4
- Small and medium-sized companies	21,856	15.4	15,813	15.4	11,225	16.2
Individuals	81,978	57.7	58,267	57.2	39,649	57.3
- Bank	46,418	32.7	32,806	32.2	20,538	29.7
- Regional Credit Card Companies	30,279	21.3	22,033	21.6	16,096	23.3
- CFA	5,281	3.7	3,428	3.4	3,015	4.3
Financial Sector (1)	3,335	2.3	994	1.0	455	0.7
Non-Financial Public Sector	—	—	—	—	—	—

Total (2)	142,158	100.0	101,902	100.0	69,208	100.0

(1)	Includes local and international financial sector. Financial Sector loans are primarily composed of interbank loans (call money loans), overnight deposits at international money center banks and loans to provincial banks.
(2)	Before the allowance for loan losses.

Loans by Economic Activity

The following table sets forth as of the dates indicated an analysis of our loan portfolio according to the borrower’s main economic activity. Figures include principal and interest.

	As of December 31,
	2016		2015		2014
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of Pesos, except percentages)
Financial Sector (1)	3,335	2.3	994	1.0	455	0.7

Services
Non-Financial Public Sector	—	—	—	—	—	—
Communications, Transportation Health and Others	4,272	3.0	5,084	5.0	2,886	4.2
Electricity, Gas, Water Supply and Sewage Services	2,658	1.9	160	0.2	216	0.3
Other Financial Services	1,663	1.2	553	0.5	366	0.5

Total	8,593	6.1	5,797	5.7	3,468	5.0

Primary Products
Agriculture and Livestock	11,921	8.4	11,342	11.1	8,178	11.8
Fishing, Forestry and Mining	1,810	1.3	1,956	1.9	1,459	2.1

	As of December 31,
	2016		2015		2014
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of Pesos, except percentages)
Total	13,731	9.7	13,298	13.0	9,637	13.9

Consumer	82,730	58.2	59,012	57.9	39,747	57.4

Retail Trade	6,499	4.6	3,287	3.3	2,237	3.2

Wholesale Trade	6,641	4.7	5,450	5.3	3,699	5.4

Construction	1,177	0.8	1,035	1.0	709	1.0

Manufacturing
Foodstuffs	6,316	4.4	3,499	3.4	2,943	4.3
Transportation Materials	2,307	1.6	2,783	2.7	996	1.4
Chemicals and Oil	4,320	3.0	2,712	2.7	2,269	3.3
Other Manufacturing Industries	6,509	4.6	4,035	4.0	3,048	4.4

Total	19,452	13.6	13,029	12.8	9,256	13.4

Other Loans	—	—	—	—	—	—

Total (2)	142,158	100.0	101,902	100.0	69,208	100.0

(1)	Includes local and international financial sectors.
(2)	Before the allowance for loan losses.

Consumer loans account for the majority of the loan portfolio, which as of the fiscal year-end represented 58.2% of our total loan portfolio, as compared to 57.9% for fiscal year 2015 and 57.4% for fiscal year 2014.

As for business activities, the most significant categories for the fiscal year ended December 31, 2016 were those of the manufacturing industry, the primary production sector and trade (wholesale and retail), with a total portfolio share of 13.6%, 9.7% and 9.3%, respectively.

The most significant growth as compared to fiscal year 2015 occurred in the manufacturing industry and consumer loans, with increases of 49% and 40%, respectively.

Maturity Composition of the Loan Portfolio

The following table sets forth an analysis by type of loan and time remaining to maturity of our loan portfolio as of December 31, 2016.

	Within 1 Month	After 1 Month but within 6 Months	After 6 Months but within 12 Months	After 1 Year but within 3 Years	After 3 Years but within 5 Years	After 5 Years	Total at December 31, 2016
	(in millions of Pesos)
Non-Financial Public Sector (1)	—	—	—	—	—	—	—
Financial Sector (1)	1,476	201	139	267	15	0	2,098
Private Sector and Residents Abroad	78,103	32,214	14,048	13,361	1,704	629	140,059
- Advances	4,877	3,305	1,881	0	0	0	10,063
- Promissory Notes	6,231	10,072	3,387	5,137	413	58	25,298
- Mortgage Loans	97	264	367	743	137	570	2,178
- Pledge Loans	17	144	113	310	94	0	678

- Personal Loans	1,540	3,998	3,559	5,530	684	1	15,312
- Credit-Card Loans	56,180	11,908	3,741	882	55	0	72,766
- Other Loans	8,050	2,523	1,000	759	321	0	12,653
- Accrued Interest and Quotation
Differences Receivable (1)	1,775	—	—	—	—	—	1,775
- (Documented Interest)	(642)	—	—	—	—	—	(642)
- (Unallocated Collections)	(22)	—	—	—	—	—	(22)
Allowance for Loan Losses (2)	(4,706)						(4,706)

Total Loans, Net	74,873	32,415	14,187	13,628	1,719	629	137,451

(1)	Interest and the CER adjustment were assigned to the first month.
(2)	Allowances were assigned to the first month as were past due loans and loans in judicial proceedings.

Interest Rate Sensitivity of Outstanding Loans

The following table presents the interest rate sensitivity of our outstanding loans due after one year by denomination as of December 31, 2016.

	In millions of Pesos	As a % of Total Loans
Variable Rate (1)(2)
Pesos	2,342	14.7%
Dollars	905	5.7%

Total	3,247	20.4%

Fixed Rate (2)(3)
Pesos	11,318	70.8%
Dollars	1,411	8.8%

Total	12,729	79.6%

(1)	Includes overdraft loans.
(2)	Includes past due loans and excludes interest receivable, differences in quotations and the CER adjustment.
(3)	Includes short-term and long-term loans whose rates are determined at the beginning of the loans’ life.

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

Banco Galicia

The Risk Management Division is responsible for the overall risk management of the Bank and its subsidiaries, in accordance with international best practices. It is independent from other business areas, as it reports directly to the Bank’s General Division. This approach is in line with a high level of commitment from all the Bank’s governance bodies, which strengthens the idea of an independent management but, at the same time, it is involved in business decisions and oriented toward optimizing the Bank’s risk profile, using state-of-the-art tools and systems for identifying, measuring, monitoring and mitigating each and every risk faced by the Bank.

The mission of the Risk Management Division is comprised of the following activities: (i) actively and comprehensively managing and monitoring the risks assumed by Banco Galicia and its subsidiaries to ensure compliance with internal policies and regulations; (ii) keeping the board of directors of Banco Galicia informed with respect to the risks Banco Galicia faces and proposing how to deal with such risks, as well as defining the risk profile to be adopted; (iii) strengthening a risk management culture that fully understands the risks taken by providing a global view of the business; (iv) setting the risk appetite that the Bank is willing to take, designing policies and procedures to monitor, control and mitigate its main risks; (v) quantifying the capital required by each business and recommending to the General Division the appropriate allocation and profitability of each risk undertaken; and (vi) facilitating communication regarding dispensations from risk internal policies to Banco Galicia’s General Division, as appropriate, together with developing a compliance plan.

The Risk Management Division’s responsibilities include: (i) ensuring that contingency plans for risks posing a threat to business continuity are in place; (ii) recommending the most suitable methodologies for Banco Galicia to measure identified risks; (iii) guaranteeing that the launching of any new product includes a previous assessment of potential risks involved; and (iv) providing technical support and assisting management with global risk management.

The Risk Management Division handles solvency levels and financial, operational, credit, reputational and strategic risks. The Risk Management Division works with the support of the Compliance and Money Laundering Prevention Division, a division that also reports to the board of directors of Banco Galicia, and whose purpose is to prevent the execution of financial operations with funds derived from illegal activities, and the use of the Bank as a vehicle for laundering money and funding terrorist activities. In addition, the Risk Management Division monitors compliance with laws, regulations and internal policies in order to prevent financial and/or criminal penalties and to minimize any reputational impact. It is an independent role that coordinates and assists in identifying, providing advice on, monitoring, reporting and warning about compliance risks.

Banco Galicia complies with all regulatory requirements set forth by Law No. 25246, as amended, Resolution No. 121/2011, as amended, issued by the Financial Information Unit (the “UIF”), and Argentine Central Bank’s Communiqué “A” 5218, as supplemented and amended.

Banco Galicia has policies, procedures and control structures in place related to the features of the various products offered, which assist in monitoring transactions in order to identify unusual or suspicious transactions and report them to the UIF. The Compliance and Money Laundering Prevention Division is responsible for managing such risk, through the implementation of control and prevention procedures as well as through communication thereof to the rest of the organization via employee training and incorporation of such risk into company handbooks.

Banco Galicia has appointed a director to be responsible for the management of such risk, and has created a committee in charge of planning, coordinating and enforcing compliance with the policies set by the board of directors of Banco Galicia (see-“Aspects related to Corporate Organization, Decision Making, Internal Control, and Compensation Policy for Directors and Officers”). Such regulations are based on Banco Galicia’s “know your customer” policy, which is implemented and enforced worldwide. Internal and external auditors regularly review management of such risk.

The Credit Division is responsible for developing and proposing strategies for credit and credit-granting policies, as well as managing and monitoring credit origination processes, follow-up and control thereof, and the recovery of past-due loans. The goal of this division is ensuring the quality of the loan portfolio, minimizing cost and maximizing time efficiency, and recovery optimization, thus minimizing loan losses and optimizing efficiency in processes and business credit granting.

The following subdivisions depend on support from the Credit Division: Wholesale Credit, Retail Credit, Portfolio Management and Monitoring, Consumer Credit Recovery, Portfolio Recovery and Credit Policy Strategy and Planning.

In order to obtain timely information and to provide a flexible and efficient structure that assists in responding and adjusting to then current macro and microeconomic variables, the above-mentioned functions, both for companies and for individuals, are under the direction of divisions and departments that report directly to the Credit Division.

The Retail Credit Division is responsible for ensuring that the fraud screening and prevention process is effective, thus assuring the quality of the retail portfolio. The subdivision designs and manages complex credit decision-taking models and tools, directs alignment efforts to implement retail business strategies, and works with the business team to develop business opportunities.

The Wholesale Credit Division is in responsible for the corporate rating process, thus assuring the quality of the wholesale portfolio. The subdivision directs alignment efforts to implement business strategies based on the customer service model, and works with the business team to develop business opportunities.

The Risk Management Division deals specifically with complex business such as banks, public sector, capital markets and investment projects.

Before approving a loan, Banco Galicia performs an assessment of the potential borrower and his/her financial condition. Approvals of loans exceeding certain amounts are analyzed based on the credit line and the customer.

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

Loans are generally approved pursuant to pre-set authorization levels, except loans exceeding certain amounts, which are approved by the Credit Committee.

The Credit Policy Division is responsible for determining origination and recovery policies, ensuring proper implementation of such policies and disclosure to other divisions of the Bank.

The Portfolio Management and Monitoring Division is responsible for monitoring and reviewing the credit portfolio. In addition, the Portfolio Management and Monitoring Division is in charge of analyzing environmental and sectorial risks.

The Strategy and Planning Division is responsible for developing the strategic vision of the area and defining efficiency ratios and action plans, thereby ensuring compliance with the preset targets. The Strategy and Planning Division is also responsible for ensuring compliance with applicable regulations, as established by national and international regulatory agencies, and for reviewing and proposing changes to Banco Galicia’s internal policies, with respect to both credit granting and recovery of past-due loans.

The Customer Credit Recovery Division’s main role is to minimize any losses of the portfolio and to pursue an increase in customers for the Bank’s commercial line of products, as well as to establish recovery management models tailored for each type of portfolio.

The Portfolio Recovery Division manages legal proceedings and other customer complaints within the Individual and Company portfolios with the goal of minimizing losses pursuant to such claims. In addition, it provides advice on legal aspects to the Credit Division.

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

The loan classification criteria applied to loans in the consumer portfolio is based on objective guidelines related to the borrower’s degree of fulfillment of its obligations or its legal status, the information provided by the Financial System’s Debtors System-whenever debtors reflect lower quality levels than the rating assigned by the Bank, by the Non-Performing Debtors’ database from former financial institutions and the status resulting from the enforcement of the refinance guidelines. In the event of any disagreement, the guidelines indicating the greater risk level of loan losses should be considered.

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

As of December 31, 2016, 2015 and 2014, we maintained a general loan loss allowance of Ps. 2,272 million, Ps.1,455 million and Ps.1,283 million, respectively, which exceeded by Ps. 677 million, Ps.294 million and Ps.457 million, respectively, the 1% minimum general allowance required by the Argentine Central Bank. The increase in these amounts was related to the growth and maturing of individuals’ loan portfolios and the impact of the worsening of certain macroeconomic variables.

Classification of the Loan Portfolio based on Argentine Central Bank Regulations

The following tables set forth the amounts of our loans past due and the amounts not yet due of the loan portfolio, including the loan portfolios of Banco Galicia, the Regional Credit Card Companies and CFA, applying the Argentine Central Bank’s loan classification criteria in effect at the dates indicated.

	As of December 31, 2016
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	134,730	97.1	—	—	134,730	94.8
2. With Special Follow-up - Under observation and Low Risk	2,724	2.0	—	—	2,724	1.9
3. With Problems and Medium Risk	721	0.5	1,043	30.2	1,764	1.2
4. High Risk of Insolvency and High Risk	528	0.4	1,552	44.9	2,080	1.5
5. Uncollectible	—	—	853	24.7	853	0.6
6. Uncollectible Due to Technical Reasons	—	—	7	0.2	7	—

Total	138,703	100.0	3,455	100.0	142,158	100.0

	As of December 31, 2015
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	97,232	97.8	—	—	97,232	95.4
2. With Special Follow-up - Under observation and Low Risk	1,503	1.5	—	—	1,503	1.5

3. With Problems and Medium Risk	362	0.4	521	20.8	883	0.9
4. High Risk of Insolvency and High Risk	301	0.3	860	34.3	1,161	1.1
5. Uncollectible	—	—	1,118	44.7	1,118	1.1
6. Uncollectible Due to Technical Reasons	—	—	5	0.2	5	—

Total	99,398	100.0	2,504	100.0	101,902	100.0

	As of December 31, 2014
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	65,279	96.9	—	—	65,279	94.3
2. With Special Follow-up - Under observation and Low Risk	1,457	2.2	—	—	1,457	2.1
3. With Problems and Medium Risk	339	0.5	439	24.3	778	1.1
4. High Risk of Insolvency and High Risk	327	0.4	1,049	58.1	1,376	2.0
5. Uncollectible	—	—	315	17.4	315	0.5
6. Uncollectible Due to Technical Reasons	—	—	3	0.2	3	—

Total	67,402	100.0	1,806	100.0	69,208	100.0

	As of December 31, 2013
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	54,119	96.9	—	—	54,119	94.3
2. With Special Follow-up - Under observation and Low Risk	1,238	2.2	—	—	1,238	2.1
3. With Problems and Medium Risk	311	0.6	415	26.9	726	1.3
4. High Risk of Insolvency and High Risk	197	0.3	724	46.9	921	1.6
5. Uncollectible	—	—	402	26.1	402	0.7
6. Uncollectible Due to Technical Reasons	—	—	2	0.1	2	—

Total	55,865	100.0	1,543	100.0	57,408	100.0

	As of December 31, 2012
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	41,791	96.8	—	—	41,791	94.3
2. With Special Follow-up - Under observation and Low Risk	1,017	2.4	—	—	1,017	2.3
3. With Problems and Medium Risk	244	0.5	353	31.5	597	1.4
4. High Risk of Insolvency and High Risk	128	0.3	535	47.6	663	1.5
5. Uncollectible	—	—	233	20.8	233	0.5
6. Uncollectible Due to Technical Reasons	—	—	2	0.1	2	—

Total	43,180	100.0	1,123	100.0	44,303	100.0

Amounts Past Due and Non-Accrual Loans

The following table analyzes amounts past due by 90 days or more in our loan portfolio, by type of loan and by type of guarantee as of the dates indicated, as well as our non-accrual loan portfolio, by type of guarantee, our allowance for loan losses and the main asset quality ratios as of the dates indicated.

	As of December 31,
	2016	2015	2014	2013	2012
	(in millions of Pesos, except ratios)
Total Loans (1)	142,158	101,902	69,208	57,408	44,303

Non-Accrual Loans (2)
With Preferred Guarantees	96	106	50	39	13
With Other Guarantees	88	103	59	58	29
Without Guarantees	4,520	2,958	2,363	1,954	1,453

Total Non-Accrual Loans (2)	4,704	3,167	2,472	2,051	1,495

Past Due Loan Portfolio
Non-Financial Public Sector			—	—	—
Local Financial Sector			—	—	—
Non-Financial Private Sector and Residents Abroad
Advances	189	188	169	150	96
Promissory Notes	144	192	121	76	54
Mortgage Loans	79	45	12	28	9
Pledge Loans	3	8	9	5	1
Personal Loans	274	304	262	243	188
Credit-Card Loans	2,673	1,693	1,200	1,003	740
Placements with Correspondent Banks	—	—	—	—	—
Other Loans	93	74	33	38	35

Total Past Due Loans	3,455	2,504	1,806	1,543	1,123

Past Due Loans
With Preferred Guarantees	60	59	42	34	10
With Other Guarantees	60	97	38	47	25
Without Guarantees	3,335	2,348	1,726	1,462	1,088

Total Past Due Loans	3,455	2,504	1,806	1,543	1,123

Allowance for Loan Losses	4,707	3,560	2,615	2,129	1,732

Ratios (%)
As a % of Total Loans:
- Total Past Due Loans	2.43	2.46	2.61	2.69	2.53
- Past Due Loans with Preferred Guarantees	0.04	0.06	0.06	0.06	0.02
- Past Due Loans with Other Guarantees	0.04	0.10	0.05	0.08	0.06
- Past Due Unsecured Amounts	2.35	2.30	2.50	2.55	2.45
- Non-Accrual Loans (2)	3.31	3.11	3.57	3.57	3.37
- Non-Accrual Loans (2) (Excluding Interbank Loans)	3.36	3.12	3.59	3.62	3.40
Non-Accrual Loans (2) as a Percentage of Loans to the Private Sector	3.31	3.11	3.57	3.57	3.37
Allowance for Loan Losses as a % of:
- Total Loans	3.31	3.49	3.78	3.71	3.91
- Total Loans Excluding Interbank Loans	3.36	3.50	3.79	3.76	3.94
- Total Non-Accrual Loans (2)	100.06	112.41	105.78	103.80	115.85
Non-Accrual Loans with Guarantees as a Percentage of Non-Accrual Loans (2)	3.91	6.60	4.41	4.73	2.81
Non-Accrual Loans as a Percentage of Total Past Due Loans	136.15	126.48	136.88	132.92	133.13

(1)	Before the allowance for loan losses.
(2)	Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.

Our non-accrual loans to the private sector recorded an improvement of 20 b.p. increasing from 3.11% in fiscal year ended 2015 to 3.31% in fiscal year ended 2016.

Banco Galicia has entered into certain debt renegotiation agreements with customers. Banco Galicia has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements are included within past due and accruing loans, which amounted to Ps.61 million, Ps.90 million and Ps.88 million as of December 31, 2016, 2015 and 2014, respectively.

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

The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	As of December 31,
	2016	2015	2014	2013	2012
	(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	173	159	117	127	86

Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	9	8	6	6	4

(1)	Recorded under “Miscellaneous Income”.

Loan Loss Experience

The following table presents an analysis of our allowance for loan losses and of our credit losses as of and for the periods indicated. Certain loans are charged off directly to income statement (such charge offs are immaterial amounts charged to income before any allowances for loan losses are recorded) therefore, are not reflected in the allowance.

	Fiscal Year Ended
	December 31,
	2016	2015	2014	2013	2012
	(in millions of Pesos, except ratios)
Total Loans, Average (1)	111,166	77,832	59,094	47,964	35,213

Allowance for Loan Losses at Beginning of Period (2)	3,560	2,615	2,129	1,732	1,284
Changes in the Allowance for Loan Losses During the Period (2)
Provisions Charged to Income	3,389	2,128	2,339	1,701	1,295
Prior Allowances Reversed	(117)	—	(1)	—	(12)
Charge-Offs (A)	(2,125)	(1,203)	(1,840)	(1,304)	(835)
Inflation and Foreign Exchange Effect and Other Adjustments	—	20	(12)	—	—

Allowance for Loan Losses at End of Period	4,707	3,560	2,615	2,129	1,732

Charge to the Income Statement during the Period
Provisions Charged to Income (2)	3,389	2,128	2,339	1,701	1,295
Direct Charge-Offs, Net of Recoveries (B)	(272)	(226)	(181)	(187)	(132)
Recoveries of Provisions	(117)	—	(1)	—	(60)

Net Charge (Benefit) to the Income Statement	3,000	1,902	2,157	1,514	1,103

Ratios (%)
Charge-Offs Net of Recoveries (A+B) to Average Loans (3)	1.67	1.26	2.81	2.33	2.00
Net Charge to the Income Statement to Average Loans (3)	2.70	2.44	3.65	3.16	3.13

(1)	Before the allowance for loan losses.
(2)	Includes quotation differences for Galicia Uruguay.
(3)	Charge-offs plus direct charge-offs minus bad debts recovered.

During 2016, the Bank established allowances for loan losses in an amount of Ps.3,389 million. The increase in allowances established for loan losses in fiscal year 2016 as compared to fiscal year 2015 was mainly due to an increase in the level of provisions for loan losses required by our companies.

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

	As of December 31,
	2016			2015			2014
	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	—	—	—	—	—	—	—
Local Financial Sector	—	—	1.5	—	—	0.8	—	—	0.3
Non-Financial Private Sector and Residents Abroad
Advances	161	0.1	7.1	157	0.2	8.4	121	0.2	5.8
Promissory Notes	103	0.1	17.8	150	0.2	22.3	94	0.2	23.6
Mortgage Loans	43	—	1.5	33	—	2.1	13	—	2.4
Pledge Loans	3	—	0.5	7	—	0.4	5	—	0.7
Personal Loans	324	0.2	10.8	311	0.3	9.1	299	0.4	10.1
Credit-Card Loans	1,808	1.3	51.2	1,295	1.3	55.2	759	1.1	54.0
Placements in Correspondent Banks	—	—	0.9	—	—	0.2	—	—	0.3
Other	51	—	8.7	49	—	1.5	19	—	2.8
Unallocated(1)	2,214	1.6	—	1,558	1.5	—	1,305	1.9	—

Total	4,707	3.3	100.0	3,560	3.5	100.0	2,615	3.8	100.0

	As of December 31,
	2013			2012
	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	—	—	—	—
Local Financial Sector	—	—	1.1	—	—	0.8
Non-Financial Private Sector and Residents Abroad
Advances	95	0.2	5.8	68	0.2	7.0
Promissory Notes	56	0.1	23.2	41	0.1	23.6
Mortgage Loans	11	—	3.2	4	—	2.6
Pledge Loans	3	—	0.9	1	—	0.7
Personal Loans	261	0.5	14.0	190	0.4	16.5
Credit-Card Loans	676	1.2	47.7	461	1.0	43.5
Placements in Correspondent Banks	—	—	1.0	—	—	0.6
Other	22	—	3.1	15	—	4.7
Unallocated (1)	1,005	1.7	—	952	2.2	—

Total	2,129	3.7	100.0	1,732	3.9	100.0

(1)	The unallocated reserve consists of the allowances established on the portfolio classified in the “normal situation” category and includes additional reserves in excess of Argentine Central Bank minimum requirements.

Charge-Offs

The following table sets forth the allocation of the main charge-offs made by Banco Galicia, the Regional Credit Card Companies and CFA during the years ended December 31, 2016, 2015 and 2014.

	Fiscal Year Ended
	December 31,
	2016	2015	2014
	(in millions of Pesos)
Charge-offs by Type
Advances	125	45	95
Promissory Notes	222	146	180
Mortgage Loans	79	1	75
Pledge Loans	7	4	5
Personal Loans	496	340	410
Credit-Card Loans
Banco Galicia	381	217	255
Regional Credit Card Companies	751	436	691
Other Loans	64	14	129

Total(1)	2,125	1,203	1,840

(1)	Do not include the amounts directly charged off to the income statement.

During fiscal year 2016, Ps.2,125 million was charged off against the allowance for loan losses, including the Regional Credit Card Companies’ and CFA’s loan portfolios, while in fiscal year 2015 it amounted to Ps.1,203 million. For both fiscal years, the increases as compared to the prior years were attributable to the maturing of the individuals’ loan portfolio.

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

	Fiscal Year Ended
	December 31,
Country	2016	2015	2014
	(in millions of Pesos)
United States
Demand Deposits	1,366	230	47
Overnight Placements	1,227	232	261
Other	37	19	10

Total	2,630	481	318

Germany
Demand Deposits	50	82	32
Other	—	4	—

Total	50	86	32

As of December 31, 2016, we had the following foreign outstandings:

•	Ps.2,630 million (1.09% of our total assets) representing liquid placements with United States financial institutions, of which Ps.1,227 million represented overnight placements and Ps.1,366 million corresponded to demand deposits.

•	Ps.50 million with German financial institutions corresponding to demand deposits.

Deposits

The following table sets out the composition of our deposits as of December 31, 2016, 2015 and 2014. Our deposits represent deposits with Banco Galicia and CFA.

	As of December 31,
	2016	2015	2014
	(in millions of Pesos)
Checking Accounts and Other Demand Deposits	27,973	19,437	15,755
Savings Accounts	53,779	27,519	16,897
Time Deposits	49,876	51,118	30,730
Other Deposits (1)	19,145	1,045	722
Plus: Accrued Interest, Quotation Differences and CER Adjustment	915	920	562

Total Deposits	151,688	100,039	64,666

(1)	Includes among other, deposits originated by Decree No. 616/05, Reprogrammed Deposits under judicial proceedings and other demand deposits. In 2016, includes mainly deposits related to the Tax Amnesty Law.

In 2016, our consolidated deposits increased 52% mainly as a result of a Ps.26,260 million increase in deposits in saving accounts and a Ps.18,100 million increase in other deposits mainly due to the increase of deposits related to the Tax Amnesty Law. These increase were mainly due to deposits received by Banco Galicia.

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

For more information, see Item 5.A. “Operating Results-Funding”.

The following table provides a breakdown of our consolidated deposits as of December 31, 2016, by contractual term and currency of denomination.

	Peso-Denominated		Dollar-Denominated		Total
		% of		% of		% of
	Amount	Total	Amount	Total	Amount	Total
	(in millions of Pesos, except percentages)
Checking Accounts and Demand Deposits	Ps.27,973	28.0%	Ps.5	0.0%	Ps.27,978	18.6%
Savings Accounts	26,630	26.7	27,145	53.2	53,775	35.7
Time Deposits	43,171	43.3	6,707	13.2	49,878	33.1
Maturing Within 30 Days	12,025	12.1	2,250	4.4	14,275	9.5
Maturing After 31 Days but Within 59 Days	16,869	16.9	1,501	2.9	18,370	12.2
Maturing After 60 Days but Within 89 Days	6,062	6.1	124	0.2	6,186	4.1
Maturing After 90 Days but Within 179 Days	5,324	5.3	1,656	3.3	6,980	4.6
Maturing After 180 Days but Within 365 Days	2,525	2.5	1,112	2.2	3,637	2.4
Maturing After 365 Days	366	0.4	64	0.2	430	0.3
Other Deposits	1,992	2.0	17,153	33.6	19,145	12.6
Maturing Within 30 Days	1,518	1.6	17,153	33.6	18,671	12.3
Maturing After 31 Days but Within 59 Days	0	0.0	0	0.0	0	0.0
Maturing After 60 Days but Within 89 Days	0	0.0	0	0.0	0	0.0
Maturing After 90 Days but Within 179 Days	29	0.0	0	0.0	29	0.0
Maturing After 180 Days but Within 365 Days	443	0.4	0	0.0	443	0.3
Maturing After 365 Days	2	0.0	0	0.0	2	0.0

Total Deposits (1)	99,766	100.0%	51,010	100.0%	150,776	100.0%

(1)	Only principal. Excludes the CER adjustment.

The categories with the highest concentration of maturities per their original term are those within the segments “within 30 Days” and “after 31 days but within 59 days” (Pesos and Dollars), which accounted for 21.7% of the total and corresponded mainly to Peso-denominated time deposits. The rest of the terms represent a lower percentage of the total portfolio and have a homogeneous usage rate. As of December 31, 2016, the average original term for both non-adjusted Peso-denominated time deposits was 41 days and of Dollar-denominated deposits was approximately 51 days. Dollar-denominated deposits, equal to Ps.51,010 million (only principal), represented 33.8% of total deposits.

The increase in dollar denominated deposits was mainly as a result of increased deposits resulting from the Tax Amnesty Law.

The following table provides information about the maturity of our outstanding time deposits exceeding US$100,000, as of December 31, 2016.

Deposits over US$100,000
(in millions of Pesos)
Time Deposits
Within 30 Days	4,291
After 31 Days but Within 59 Days	8,819
After 60 Days but Within 89 Days	1,966
After 90 Days but Within 179 Days	2,536
After 180 Days but Within 365 Days	2,315
After 365 Days	314

Total Outstanding Time Deposits Exceeding US$100.000 (1)	20,241

(1)	Only principal.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the periods indicated.

	Fiscal Year Ended
	December 31,
	2016	2015	2014
	(in millions of Pesos, except percentages)
Net Income / (Loss)	6,018	4,338	3,338
Average Total Assets	184,395	122,684	92,510
Average Shareholders’ Equity	17,178	12,205	8,543
Shareholders’ Equity at End of the Period	20,353	14,485	10,246
Net Income as a Percentage of:
Average Total Assets	3.48	3.83	3.85
Average Shareholders’ Equity	35.03	35.54	39.07
Declared Cash Dividends	240.00	150.00	100.00
Dividend Payout Ratio	3.99	3.46	3.00
Average Shareholders’ Equity as a Percentage of Average Total Assets	9.32	9.95	9.23
Shareholders’ Equity at the End of the Period as a Percentage of Average Total Assets	11.04	11.81	11.08

Short-term Borrowings

Our short-term borrowings include all of our borrowings (including repurchase agreement transactions, debt securities and notes) with a contractual maturity of less than one year, owed to foreign or domestic financial institutions or holders of notes.

	As of December 31,
	2016	2015	2014
	(in millions of Pesos)
Short-Term Borrowings
Argentine Central Bank	13	7	7
Other Banks and International Entities
Credit Lines from Domestic Banks	1,609	553	377
Credit Lines from Foreign Banks	2,067	1,107	507
Notes	—	—	228
Repos	1,646	—	—
Total	5,335	1,667	1,119

As of the end of fiscal year 2016, our short-term borrowings consisted of credit lines from foreign banks, which represented 39% of our short term borrowings, credit lines from domestic banks, which represented 30% of our short term borrowings and repurchase agreements with local banks, which represented 31% of our short term borrowings.

We also borrow funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	As of December 31,
	2016	2015	2014
	(in millions of Pesos)
Banks and International Entities
Contractual Short-term Liabilities
Other Lines from Foreign Banks	2,067	1,107	507

Total Banks and International Entities	2,067	1,107	507

Domestic and Financial Institutions
Contractual Short-term Liabilities:
Other Lines from Credit from Domestic Banks	1,609	553	377

Total Domestic and Financial Institutions	1,609	553	377

Total	3,676	1,660	884

The outstanding amounts and the terms corresponding to the outstanding notes as of the dates indicated below are as follows:

	As of December 31,
	Maturity	Annual Interest Rate	2016	2015	2014
	(in millions of Pesos)
Notes(*)
CFA Class XI Series I (Quarterly interest, principal payable at maturity)	2015	Badlar + 297 b.p.	—	—	50
CFA Class XII Series I	2015	Badlar + 247 b.p.	—	—	50

	As of December 31,
	Maturity	Annual Interest Rate	2016	2015	2014
	(in millions of Pesos)
(Quarterly interest, principal payable at maturity)
CFA Class XIII Series I (Quarterly interest, principal payable at maturity)	2015	27.50%	—	—	128

Total			—	—	228

(*)	Only principal.

The following table sets forth the items listed below for our significant short-term borrowings for the fiscal years ended December 31, 2016, 2015 and 2014:

•	the weighted-average interest rate at year-end,

•	the maximum balance recorded at the monthly closing dates of the periods,

•	the average balances for each period calculated on a daily basis, and

•	the weighted-average interest rate for each period.

	As of December 31,
	2016	2015	2014
	(in millions of Pesos, except percentages)
Argentine Central Bank
Weighted-average Interest Rate at End of Period	—%	—%	—%
Maximum Balance Recorded at the Monthly Closing Dates	35	39	8
Average Balances for Each Period	11	6	5
Weighted-average Interest Rate for the Period	—%	—%	—%
Credit Lines from Domestic Banks
Weighted-average Interest Rate at End of Period	26.5%	29.1%	27.5%
Maximum Balance Recorded at the Monthly Closing Dates	1,609	1,282	681
Average Balances for Each Period	1,005	757	524
Weighted-average Interest Rate for the Period	31.4%	26.6%	31.0%
Credit Lines from Foreign Banks
Weighted-average Interest Rate at End of Period	2.6%	3.5%	3.4%
Maximum Balance Recorded at the Monthly Closing Dates	2,083	1,579	1,498
Average Balances for Each Period	1,429	974	871
Weighted-average Interest Rate for the Period	3.0%	2.9%	2.5%
Repurchases with Domestic Banks
Weighted-average Interest Rate at End of Period	25.7%	—%	—%
Maximum Balance Recorded at the Monthly Closing Dates	1,646	140	433
Average Balances for Each Period	300	176	59
Weighted-average Interest Rate for the Period	28.9%	23.8%	21.7%
Notes
Weighted-average Interest Rate at End of Period	—%	—%	25.5%
Maximum Balance Recorded at the Monthly Closing Dates	—	1,024	228
Average Balances for Each Period	—	619	114
Weighted-average Interest Rate for the Period	—%	25.8%	24.0%

Regulatory Capital

Grupo Financiero Galicia

Grupo Financiero Galicia’s capital adequacy is not under the supervision of the Argentine Central Bank. Grupo Financiero Galicia has to comply with the minimum capital requirement established by the Corporations Law. On October 8, 2012, through Decree 1331/12, such amount was determined to be Ps.100,000.

Banco Galicia

Banco Galicia is subject to the capital adequacy rules of the Argentine Central Bank. The capital adequacy regulations are based on the Basel Committee methodology which establishes the minimum capital a financial institution is required to maintain in order to cover the various risks inherent to its business activity and endemic to its assets. Such risks include: credit risk, generated both by exposure to the private sector and to the public sector; operational risk, generated by losses due to the lack of conformity with internal processes or due to failure of such processes; market risk, generated by positions in securities, foreign-currency and CER.

The computable capital is determined as follows:

•	The computable regulatory capital is divided into core capital (or Tier I) and supplemental capital (or Tier II). Deductions (i.e., organization and development expenses) mainly become part of the core capital.

•	Any holdings in financial entities, insurance companies, companies whose corporate purpose is the issuance of credit cards and other companies with activities complementary to financial entities, must be deducted from the calculation.

•	The result of the period is part of the core capital (Positive: 100% of audited results, 50% of unaudited results; Negative: 100%).

•	The supplemental capital is comprised of 100% of the provisions for loan losses in connection with the loan portfolio in normal situation and of subordinated notes. The computable capital will be decrease in 20% of the par value emitted for the last five years of each emission.

Regarding capital requirements, the following percentages apply in the determination:

•	Financing to the non-financial public sector in Pesos: 0%

•	Bank premises and equipment and miscellaneous assets: 8%

•	Mortgage loans to households: from 35% of the 8%, if the amount is lower than 75% of the property’s value.

•	Consumer loan portfolio: 75% of the 8%.

Beginning in December 2015, through its Communiqué “A” 5831, the Argentine Central Bank implemented certain regulatory changes which established that the capital requirement on credit risk must be calculated based on the balances as of the last day of each month. Prior to the change in law, the capital requirement for credit risk was calculated based on the average balances as of the second month before the date of the determination of the requirement. Under the new law, the computable capital to be considered is that of the same month of the capital requirement, while previously it was that of the prior month.

Minimum capital requirements must be met by the Bank, both on an individual basis and on a consolidated basis with its significant subsidiaries.

In the table below, Banco Galicia’s information on regulatory capital and compliance with minimum capital requirements regulations is consolidated with Tarjetas Regionales and its subsidiaries, CFA and Galicia Uruguay.

	December 31,
(in millions of Pesos, except percentages)	2016	2015	2014
Minimum capital required (A)	15,258	11,063	7,077
Allocated to Credit Risk	11,511	8,369	5,098
Allocated to Market Risk	556	296	200
Allocated to Operational Risk	3,191	2,398	1,779

Computable Capital (B)	22,010	14,071	10,133
- Tier I	16,471	11,732	8,041
- Tier II	5,539	2,339	2,020
Additional Capital- Market Variation	—	—	72

Excess over Required Capital (B)-(A)(1)	6,752	3,008	3,056

Total Capital Ratio (%)(2)	15.04	13.38	15.91

Ratio Basel (%)(3)	11.82	10.18	11.79

In accordance with Argentine Central Bank rules applicable at each date.

(1)	Excess over required capital includes the 0.25% increase stemming from the additional requirement related to the Bank serving in the role of custodian of titles and representative of investments of the Fondo de Garantía y Sustentabilidad del Sistema Integrado Previsional Argentino.

(2)	Total computable capital / risk weighted assets (credit and market risks).

(3)	In accordance with Argentine Central Bank rules applicable at each date, operational risk is to be considered in order to determine the amount of risk weighted assets. The requirement on operational risk is related the evolution of the average of financial income and fee income.

As of December 31, 2016, the Bank’s consolidated computable capital was Ps.6,752 million (44.3%) higher than the Ps.15,258 million minimum capital requirement. As of December 31, 2015, this excess amounted to Ps.3,008 million or 27.2%.

The minimum capital requirement increased Ps.4,195 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015, mainly as a result of higher minimum capital requirements of (i) Ps.3,142 million due to the increase in holdings of the private-sector loan portfolio and (ii) Ps.793 million in connection with certain increased operational risks.

Computable capital increased Ps.7,939 million as compared to December 31, 2015, mainly a consequence of a higher Tier I capital, for Ps.4,739 million, mainly due to the higher net income, partially offset by an increase in deductions, resulting from organization and development expenses. Tier II capital recorded a Ps.3,200 million increase, mainly as a consequence of the higher balance of (i) a 100% of subordinated notes par value of US$250 million emitted in July 19,2016, which were used to rescue subordinated notes due 2019, that were considered in 24%, and (ii) the provisions for loan losses for the credit portfolio in normal situation.

The capital ratio as of December 31, 2016 was 15.04%, 1.7 p.p. higher as compared to December 31, 2015, due to the above described regulatory change.

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

Minimum Capital Requirements of Insurance Companies

The insurance companies controlled by Sudamericana must meet the minimum capital requirements set by General Resolution No. 39,957 of the National Insurance Superintendency. This resolution requires insurance companies to maintain a minimum capital level equivalent to the highest of the amounts calculated as follows:

(a)	By line of insurance: this method establishes a fixed amount by line of insurance. For life insurance companies, it is Ps.9 million, increasing to Ps.12 million for companies that offer pension-linked life insurance. For providers of retirement insurance that do not offer pension-linked annuities, the requirement is Ps.30 million. For companies that offer property insurance that includes damage coverage (excluding those related to vehicles) the requirement is Ps.9 million (increasing to Ps.45 million for companies that offer all property and casualty products).

(b)	By premiums and additional fees: to use this method, the company must calculate the sum of the premiums written and additional fees earned in the last 12 months. Based on the total, the company must calculate 16%. Finally, it must adjust the total by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

(c)	By claims: to use this method, the company must calculate the sum of gross claims paid during the 36 months prior to the end of the period under analysis. To that amount, it must add the difference between the balance of unpaid claims as of the end of the period under analysis and the balance of unpaid claims as of the 36th month prior to the end of the period under analysis. The resulting figure must be divided by three. Then the company must calculate 23%. The resulting figure must be adjusted by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

(d)	For life insurance companies that offer policies with an investment component, the figures obtained in b) and c) must be increased by an amount equal to 4% of the technical reserves adjusted by the ratio of net technical reserves to gross technical reserves (at least 85%), plus 0.3% of at-risk capital adjusted by the ratio of retained at-risk capital to total at-risk capital (at least 50%).

The minimum required capital must then be compared to computable capital, defined as shareholders’ equity less non-computable assets. Non-computable assets consist mainly of deferred charges, pending capital contributions, the proposal for profits distribution and excess investments in authorized instruments.

As of December 31, 2016, the computable capital of the companies controlled by Sudamericana exceeded the minimum requirement of Ps.556 million by Ps.91 million.

Sudamericana also owns Galicia Broker, a company dedicated to brokerage in different lines of insurance that is regulated by the guidelines of the Corporations Law, which provided for a minimum capital requirement of Ps.100,000.

Government Regulation

General

All companies operating in Argentina must be registered with the Argentine Public Registry of Commerce, whose regulations are applicable to all Argentine companies but may be superseded by other regulatory entities’ (such as the CNV’s or Argentine Central Bank’s) rules. All companies operating in Argentina are also regulated by the Corporations Law.

As companies listed in Argentina, Grupo Financiero Galicia and Banco Galicia must comply with the disclosure, reporting, governance and other rules applicable to such companies in the markets in which they are listed and those of regulators in the countries in which they are listed, including the Capital Markets Law, Law No. 20,643, the Decrees No. 659/74 and No. 2,220/80, as well as Decree No. 1023/13(the Decree for Transparency in the Public Offering, “Régimen de la Transparencia de la Oferta Pública”) and the CNV’s General Regulation No. 622/13, as amended (the “CNV Rules”).

In their capacity as public issuers of securities, Grupo Financiero Galicia and Banco Galicia are subject to the aforementioned rules. Since Grupo Financiero Galicia has publicly listed American Depository Shares (or “ADSs”) in the United States, it is also subject to the reporting requirements of the United States Securities and Exchange Act of 1934 (the “Exchange Act”) for foreign private issuers and to the provisions applicable to foreign private issuers under the Sarbanes Oxley Act. See Item 9 “The Offer and Listing Market Regulations”.

Banco Galicia’s operating subsidiaries are also subject to the following laws: Law No. 25,156 (the Competition Defense Law or, in Spanish “Ley de Defensa de la Competencia”), Law No. 22,820 (Fair Business Practice Law, in Spanish “Ley de Lealtad Comercial”) and Law No. 24,240, as amended, (the Consumer Protection Law or, in Spanish “Ley de Defensa del Consumidor”).

As a financial services holding company, we do not have a specific institution that regulates our activities. Our banking and insurance subsidiaries are regulated by different regulatory entities. The Argentine Central Bank is the main regulatory and supervising entity for Banco Galicia.

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

Banco Galicia and our insurance subsidiaries are subject to Law No. 25,246, as amended, which was passed on April 13, 2000, which provides for an anti-money laundering framework in Argentina, including Laws No. 26,268, 26,268 and 27,304, which amend Law No. 25,246 to include activities associated with terrorism and its financing within the scope of criminal activities.

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

On January 6, 2002, the Argentine Congress enacted Law No. 25,561 (the “Public Emergency Law”), which, together with various decrees and Argentine Central Bank rules, provided for the principal measures with which to manage the 2001-2002 financial crisis, including Asymmetric Pesification, among others. The period of effectiveness of the Public Emergency Law has been extended to December 31, 2017.

Foreign Exchange Market

In January 2002, through the Public Emergency Law, Argentina declared a public emergency situation in respect of its social, economic, administrative, financial and foreign exchange matters and authorized the Argentine Executive Branch to establish a system to determine the foreign exchange rate between the Argentine Peso and foreign currencies and to issue foreign exchange-related rules and regulations. Within this context, on February 8, 2002, through Decree No. 260/2002, the Argentine Executive Branch established (i) a single and free-floating foreign exchange market (a “MULC”, or “Mercado Único y Libre de Cambios”) through which all foreign exchange transactions in a foreign currency must be conducted, and (ii) that foreign exchange transactions in a foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among the contracting parties, subject to the requirements and regulations imposed by the Argentine Central Bank (please see below for a summary of the main regulations).

On June 9, 2005, through Decree No. 616/2005, the Argentine Executive Branch mandated that:

(a)	all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents, both individuals or legal entities in the Argentine private sector, except for those concerning foreign trade financing and primary issuances of debt securities admitted to public offering and listed on self-regulated markets; and (b) all inflows of funds of non-residents channeled through the MULC and (i) held in the local currency, (ii) used to acquire any type of financial asset or liability in the financial and/or non-financial private sector, with the exception of foreign direct investments and primary issuances of debt securities and shares admitted to public offering and listed on self-regulated markets, and (iii) investments in securities issued by the public sector and acquired in secondary markets; must meet the following requirements:

(i)	Such inflows of funds may only be transferred outside the local foreign exchange market at the expiration of a term of 365 calendar days as from the date of settlement of such funds into Argentine Pesos (the “Minimum Stay Period”);

(ii)	The proceeds of such inflows of funds must be credited to an account in the local banking system;

(iii)	A non-transferable and non-interest-bearing deposit for 30% of the amount of the transaction must be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions laid down in the applicable regulations (the “Deposit”); and

(iv)	The Deposit is to be denominated in Dollars and held in Argentine financial institutions and it may not be used to guarantee or as collateral for any type of credit transactions.

The requirements of Decree 616/2005 were subsequently eased. Under the Macri administration, several changes were implemented. On December 28, 2015, the Argentine Central Bank issued Communiqué “A” 5861 and Communiqué “A” 5864 which specifically abrogated both Communiqué “A” 4864 and Communiqué “A” 4882. In addition, on December 29, 2015, the CNV issued Resolution No. 651, by which it abrogated the prior CNV regulations that complemented the restrictions issued by Communiqué “A” 4864 and “A” 4882.

On December 18, 2015, through Resolution No. 3/2015, the Ministry of Treasury and Public Finance amended Executive Decree No. 616/2005 as follows: (i) the Deposit percentage was reduced from 30% to 0% and (ii) the Minimum Stay Period was reduced from 365 days to 120 days. Resolution No. 1-E/2017 of the Ministry of Treasury further reduced such Minimum Stay Period to 0 days.

On August 8, 2016, the Argentine Central Bank issued Communiqué “A” 6037 (which was subsequently amended), through which it amended the regulations with respect to the income and outflow of funds from Argentina. Below is a description of the main aspects of the Argentine Central Bank regulations concerning this new regime:

Inflowing Funds

Financial Debts.

Pursuant to Communiqué “A” 6037 (as amended and restated), financial debt operations with the foreign non-financial private sector, the financial sector and local governments, are not obligated to enter and settle that debt income on the MULC.

Regardless of whether or not the funds are being invested in the foreign exchange market, in transactions involving the non-financial private sector and the financial sector, the debt is recorded as “External liabilities and bond issues” (Com. A “3602 and complementary) as provided in Article 1 of Decree No. 616/05.

As established by Communiqué “A” 6037, primary issues of debt securities that have a public offering and are traded on authorized securities markets, and correspondent balances of entities authorized to trade in foreign exchange, as far as they do not constitute credit operations, are exempt from the provisions of the previous paragraphs. Likewise, indebtedness with Multilateral and Bilateral Credit Agencies and with Official Credit Agencies, directly or through their related agencies, as in debt to cancel would have originated in loans of funds that they had granted in fulfillment of its object, are also exempted from the provisions of the previous paragraph.

Outflowing Funds

Services, rents, current transfers and non-produced non-financial assets.

No limitations are imposed on access to the MULC for remittances abroad to pay for debt services, earnings, dividends and non-produced non-financial asset acquisitions, irrespective of the type of payment made (e.g. shipping, insurance, royalties, technical advice, professional fees, etc.). Access to the MULC for such purpose requires the presentation of documentation in compliance with the reporting regimes established by Communiqué “A” 3602 (as amended and supplemented) and Communiqué “A” 4,237 (as amended and supplemented), as applicable.

Non-residents have access to the MULC for debt services, earnings and current transfers collected in Argentina according to the specific regulations that apply to MULC access by non-residents.

Other Provisions

General Regulation for access to MULC

The presentation of the affidavit contained in each exchange ticket, indicating the code and concept that corresponds to the exchange transaction, is sufficient to grant access to the exchange market for resident and non-resident clients, according to the regulations established for each of them. Cases with specific requirements are exempted from the previous rule (Communiqué “A” 6037).

Foreign Currency Sale to Non-Residents

According to Communiqué “A” 6037 (as amended and restated), in respect of sales of currency abroad, financial entities may grant access to MULC upon receipt of a client affidavit detailing the regulation under which it had access to the exchange market; and with respect to currency sales, bank drafts and traveler’s check drafts, to the following non-resident clients in Argentina:

(i)	International organizations and institutions that perform functions as official export credit agencies, listed on Communiqué “A” 6037 Attachment.

(ii)	Diplomatic and consular representatives and diplomatic staff in Argentina while performing their duties.

(iii)	Court officials, government authorities or agency representatives, special missions, commissions or bilateral organizations established by international treaties or conventions in which Argentina is member, each while performing their duties.

Access to the foreign exchange market may also be granted to other non-residents for transfers of funds deposited in Argentina to foreign accounts, as long as they reasonably demonstrates that the funds correspond to:

(i)	Financial debts originated from external loans from non-residents.

(ii)	Payments for Argentine imports.

(iii)	Payment for services, rents and other current transfers to other countries.

(iv)	Resident foreign debts for imports of goods.

(v)	Secured National Government Bonds and Loan Services issued in local currency.

(vi)	Recovery of local bankruptcy credits and collection of insolvency debts, as long as the non-resident client has been recognized as a creditor by a final and non-appealable court resolution.

(vii)	Inheritances according to heirs declaration.

(viii)	Benefits, or services or sale of securities received, granted by the National Government under the provisions of Laws No. 24.043, No. 24.411 and No. 25.914.

(ix)	Direct investments repatriations in the non-financial private sector in companies that do not control local financial entities, and/or in real estate properties, as long as the foreign beneficiary is a natural person or corporation residing in, incorporated in or with its principal business address in domains, jurisdictions, territories or associated countries considered “cooperators for fiscal transparency purposes” in accordance with the provisions of Article 1 Decree No. 589/13, its complementary rules and amendments, for the following concepts: (i) direct investment sale; (ii) final settlement of direct investments; (ii) capital reduction decided by the local company; and (iv) return of irrevocable contributions made by the local company.

(x)	Charges from services or sale liquidation from other portfolio investments (and their income), as long as the foreign beneficiary is a natural person or corporation residing in, incorporated in or with its principal business address in domains, jurisdictions, territories or associated countries considered “cooperators for fiscal transparency purposes” in accordance with the provisions of Article 1 Decree No. 589/13. These portfolio investments repatriations include, but are not limited to, among others: portfolio investments in stock and local companies shares, investments in mutual funds and local trusts, purchase of loan portfolios granted by local banks to residents, bills and promissory notes purchased from local business operations, investment on local bonds issued in Argentinean pesos and foreign currency locally payable and other local credit purchases. In these cases, regulation requires a certification issued by a local financial or exchange entity, detailing the date and amount of the funds settlement in the exchange market corresponding to the investment.

Access to the MULC is also allowed to a resident for a funds transfer in favor of a non-resident in all the cases identified above.

Central Bank prior approval is not required for foreign currency purchases by a non-resident that do not exceed the equivalent of US$10,000 per month in the group of entities authorized to operate in exchanges.

Formation of resident foreign assets

Communiqué “A” 6037, modified by Communications “A” 6058 and “A” 6137, established that resident individuals, or companies from the private sector formed in Argentina that are not entities authorized to operate in exchanges, estates and other organizations formed in Argentina, and local governments can access MULC without Central Bank prior approval in the following cases: direct investments from residents, portfolio investments abroad from residents, loans granted by residents to non-residents, foreign currency purchased in Argentina and travelers checks purchased by residents; when, in each case, the following conditions are fulfilled: in the case of foreign currency sales to residents for portfolio investment constitution abroad, the transfer must be destined for an account or other holding of external financial assets registered in the name of the client that are not located in countries or territories not considered “cooperators for the purposes of fiscal transparency” in accordance with the provisions of Article 1 of Decree No. 589/13, or in countries or territories where the Recommendations of the International Financial Action Task Force are not applied or not sufficiently implemented. To this end, non-cooperative countries or territories should be considered as those listed by the International Financial Action Task Force (www.fatf-gafi.org). A foreign entity or institution must identify where the investment is located and the client account number must be registered in the corresponding exchange.

These rules do not prevent the application of any other applicable regulation for the prevention of money laundering, terrorist financing and other illegal activities.

Compensation to Financial Institutions

For the Asymmetric Pesification and its Consequences

Decree No. 214/02 provided for compensation to financial institutions, for (i) losses caused by the mandatory conversion into Pesos of most of their liabilities at the Ps.1.40 per US$1.00 exchange rate (which was greater than the Ps.1 per US$1.00 exchange rate established for the conversion into Pesos of their Dollar-denominated assets), through the delivery of a Peso-denominated Compensatory Bond issued by the Argentine government; and (ii) the currency mismatch left on financial institutions’ balance sheets after the compulsory pesification (conversion into pesos) of certain assets and liabilities, through the conversion of the abovementioned Peso-denominated Compensatory Bond into a Dollar-denominated Compensatory Bond, which was achieved by the purchase of a Dollar-denominated Hedge Bond. For such purpose, the Argentine government established the issuance of a Dollar-denominated bond bearing Libor and maturing in 2012 (Boden 2012 Bonds).

The compensation procedure applicable to Banco Galicia, under the terms of Decree No. 214/02, was completed in April 2007.

For Differences Related to Amparo Claims

As a result of the provisions of Decree No. 1,570/01, the Public Emergency Law, Decree No. 214/02 and concurrent regulations, and as a result of the restrictions on cash withdrawals and of the issuance of measures that established the pesification and restructuring of foreign-currency deposits since December 2001, a significant number of claims have been filed against the Argentine government and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. Most courts have declared the emergency regulations unconstitutional.

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

On November 17, 2005, through Communiqué “A” 4439, the Argentine Central Bank established that, beginning in December 2005, from the date of such regulation forward, financial institutions providing new commercial loans with an average maturity of greater than two years could defer the losses related to the amortization of amparo claims. The maximum deferrable amount was 10% of a financial institution’s RPC or 50% of the new commercial loans. Likewise, financial institutions were not able to reduce the remainder of their commercial loan portfolio. This methodology was applied until December 2008, when the balances recorded as of that date began to be amortized in up to 36 monthly equal and consecutive installments.

With respect to judicial deposits that have been subject to pesification, the Argentine Central Bank established that, beginning in July 2007, financial institutions must establish provisions in an amount equal to the difference that results from comparing such deposits’ balances at each month’s end, as measured in their original currency, and the corresponding Peso balances actually recorded on their books. Such provision, established as of December 31, 2015 and charged to income, amounted to Ps.8 million in fiscal year 2016.

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

In June 2014, through Resolution No. 365, the Ministry of the Economy and Public Finance rejected an administrative claim filed by Banco Galicia. Before the due date set for said action, The Bank’s Board of Directors decided not to pursue further legal action with respect to such claim.

Argentine Banking Regulation

The following is a summary of certain matters relating to the Argentine banking system, including provisions of Argentine law and regulations applicable to financial institutions in Argentina. This summary is not intended to constitute a complete analysis of all laws and regulations applicable to financial institutions in Argentina.

General

Since 1977, banking activities in Argentina have been regulated by the Financial Institutions Law (“FIL”) which places the supervision and control of the Argentine banking system in the hands of the autonomous Argentine Central Bank. The Argentine Central Bank enforces the FIL and grants authorization to banks to operate in Argentina. The FIL confers numerous powers to the Argentine Central Bank, including the ability to grant and revoke bank licenses, authorize the establishment of branches of Argentine banks outside of Argentina, approve bank mergers, capital increases and certain transfers of stock, set minimum capital, liquidity and solvency requirements and lending limits, grant certain credit facilities to financial institutions in cases of temporary liquidity problems and promulgate other regulations that further the intent of the FIL. The Argentine Central Bank has vested the Superintendency with most of the Argentine Central Bank’s supervisory powers. In this section, unless otherwise stated, references to the Argentine Central Bank should be understood to be references to the Argentine Central Bank acting through the Superintendency. FIL grants the Argentine Central Bank broad access to the accounting systems, books, correspondence, and other documents belonging to banking institutions. The Argentine Central Bank regulates the supply of credit and monitors the liquidity of, and generally supervises the operation of, the Argentine banking system.

Current regulations equally regulate Argentine and foreign owned banks.

Principal Regulatory Changes since 2002

On January 6, 2002, the Argentine government enacted the Emergency Law (Ley de Emergencia) to address the 2001-2002 economic crisis. The principal measures taken by the Argentine government during 2002, both through the enactment of the Emergency Law and a series of decrees and other regulations, include the following: (i) the ratification of the suspension of payments on most public debt, with the exception of debts owed to multilateral lending agencies; (ii) the repeal of sections of the Convertibility Law (Ley de Convertibilidad) that established, since 1991, a 1 to 1 parity between the Peso and the Dollar, the devaluation of the Peso, and an exchange rate fluctuation regime, which domestically resulted in a decrease in the value of the Peso against the Dollar of around 240% during 2002; (iii) the amplification of exchange controls and restrictions on transfers abroad, which measures began to be eased towards the end of 2002; (iv) the ratification and extension of the restrictions on cash withdrawals from bank deposits that were established in December 2001 (the “corralito”), and later lifted in December 2002; (v) asymmetric pesification, the specific details of which are as follows: (a) Dollar-denominated debts of individuals and companies with financial institutions were converted into debt denominated in Pesos at an exchange rate of Ps.1.00 per US$1.00 (1:1), (b) Dollar-denominated public sector debt to the financial sector were converted into Peso-denominated debt instruments at an exchange rate of Ps.1.40 per US$1.00 (1.40:1), and (c) Dollar-denominated bank deposits were converted into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per US$1.00 (1.40:1), while foreign regulated public sector debt held by banks and companies remained Dollar-denominated; (vi) the modification of the return on assets and cost of liabilities pesified at the rate of Ps.1.40 per US$1.00 through the establishment of maximum and minimum interest rates and capital adjustments in accordance with retail price or wage change indices; (vii) the extension of the maturities of Peso-denominated time deposits and deposits originally denominated in Dollars, above a certain amount, which established a payment schedule with maturities in 2003 or 2005, depending on whether the deposits were originally made in Pesos or Dollars (the “corralón”); (viii) the voluntary exchange of corralito or corralón deposits for Argentine government bonds (through Decree No. 739/03, dated April 1, 2003, the corralón was eliminated); (ix) the amendment of the charter of the Argentine Central Bank (see “—General” above); and (x) the compensation to financial institutions, through bonds issued by the Argentine government for the losses caused by asymmetric pesification. The executive branch of the Argentine government and the Argentine Central Bank have provided a set of rules for determining the amount of compensation for losses related to asymmetric pesification, although certain financial entities claim that the compensation established by such rules is not adequate to cover the losses that they have experienced. On November 4, 2015, the Argentine Congress extended the validity of the Emergency Law until December 31, 2017.

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

The Argentine Central Bank periodically carries out formal inspections of all banking institutions for the purpose of monitoring compliance by banks with legal and regulatory requirements. If Argentine Central Bank rules are breached, it may impose various sanctions depending on the magnitude of the infringement. These sanctions range from calling attention to the infraction, to the imposition of fines or even the revocation of the financial institution’s operating license. Moreover, non-compliance with certain rules may result in the obligatory presentation to the Argentine Central Bank of specific adequacy or regularization plans. The Argentine Central Bank must approve these plans in order for the financial institution to remain operational.

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

Examination by the Argentine Central Bank

The Argentine Central Bank began to rate financial institutions based on the “CAMEL” quality rating system in 1994. Each letter of the CAMEL system corresponds to an area of the operations of each bank being rated, with: “C” standing for capital, “A” for assets, “M” for management, “E” for earnings, and “L” for liquidity. Each factor is evaluated and rated on a scale from 1 to 5, with 1 being the highest rating an entity can receive. The Argentine Central Bank modified the supervision system in September of 2000. The objectives and basic methodology of the new system, referred to as “CAMELBIG,” do not differ substantially from the CAMEL system. The components were redefined in order to evaluate business risks separately from management risks. The components used to rate the business risks are: capital, assets, market, earnings, liquidity and business. The components to rate management risks are: internal control and the quality of management. By combining the individual factors that are under evaluation, a combined index can be populated that represents the final rating for the financial institution.

After temporarily halting such examinations as a result of the 2001-2002 financial and economic crisis, the Argentine Central Bank resumed the examination process, which remains in effect as of the date of this filing. In Banco Galicia’s case, the first examination after the 2001-2002 financial crisis was based on the information as of June 30, 2005. New examinations were conducted, the last one of which was based on information as of April 30, 2013.

Regulatory capital (Minimum Capital Requirements)

Financial entities are subject to the capital adequacy rules of the Argentine Central Bank. Banco Galicia, as a commercial bank, must maintain a minimum capital level mandated by such rules, which must be equal or exceed the value resulting from comparing the minimum capital fixed by the Argentine Central Bank.

The minimum capital fixed requirements for a commercial bank located in the City of Buenos Aires, such as Banco Galicia, is a capital reserve of at least Ps. 26 million. The minimum capital requirements related to credit risk, which are calculated according to a formula created by the Argentine Central Bank, are designed to establish the minimum capital necessary to offset the risk that the counterparty does not comply with its obligation in a transaction related to the assets that are being reviewed. The minimum capital requirements related to market risks are designed at offset the eventual losses generated by change of price of the market rates or credit quality, which would affect the assets and liabilities of the bank. Such market risk includes (among other risks) liquidity risk and interest rate risk. The operational risk observes the possibility of suffering losses as consequence of external events or due to a failure or deficiency in an internal process, the employees or internal systems.

In order to verify compliance with the minimum capital requirements, the Argentine Central Bank considers the computable regulatory capital (“RPC”) of a particular entity (i.e. capital that the entities actually have). Pursuant to the Argentine Central Bank’s regulations, a bank’s RPC is the sum of the minimum core capital (Tier 1 capital) and supplementary capital (Tier 2 capital), minus certain deductible concepts. The Argentine Central Bank considered Basel III requirements in order to regulate the RPC (and listed the assets included in each Tier as well the deductible concepts).

According to the Argentine Central Bank’s regulations, any financial institution operating with an RPC under the minimum capital requirements must: (i) pay-in the correspondent amount within the following two months from the month in which it fails to comply with the requirement, or (ii) submit to the Superintendency a regularization and reorganization plan within the following 30 calendar days counted as from the last day of the month in which it fails to comply with the requirement. The Superintendency may appoint a supervisor and impose restrictions on distribution of dividends, among other actions, when non-compliance with the RPC requirements occurs.

In addition, any financial institution operating under the minimum capital requirement related to market risk (when such failure is caused by the requirements established to prevent interest rates risk, foreign exchange risk or equity prices risk), must pay-in the corresponding amount necessary to comply with the requirements and/or reduce its asset position until the applicable requirement is complied with, within a term of 10 business days counted from the first failure to comply with the requirements. In case the non-compliance situation remains after such term elapsed, the entity must submit to the Superintendency a regularization and reorganization plan within the following 5 days.

BASIC System

The Argentine Central Bank established a control system (“BASIC”) with the purpose of allowing public access to a greater level of information and increased security with respect to their holdings in the Argentine financial system. Each letter corresponds to one of the following procedures:

•	B (“Bonos” or Bonds). All financial institutions in Argentina at one point were required to engage in certain debt issuing transactions in order to expose them to scrutiny and analysis by third parties with high standards. The Argentine Central Bank eliminated this requirement on March 1, 2002.

•	A (“Auditoría” or Audit). The Argentine Central Bank requires a set of external audit procedures that include: (a) the creation of a registry of auditors; (b) the implementation of strict accounting procedures to be complied with by external auditors; (c) the payment of a performance guarantee by those auditors to encourage their compliance with the procedures, and (d) the creation of a department within the Argentine Central Bank that is liable for verifying that the procedures are followed. The purpose of this requirement is to ensure accurate disclosure is made by the financial institutions to both the Superintendency and the public.

•	S (“Supervisión” or Supervision). The Argentine Central Bank has the right to inspect financial institutions periodically.

•	I (“Información” or Information). Financial institutions are required to file on a monthly basis certain daily, weekly, monthly and quarterly statistical information.

•	C (“Calificación” or Rating). The Argentine Central Bank established a system that required the periodic credit evaluation of financial entities by internationally recognized rating agencies, which was suspended by Communiqué “A” 3601 in May 2002. In November 2014, the Argentine Central Bank established new evaluation rules according to the Communiqué “A” 5671.

Legal Reserve

The Argentine Central Bank requires that every year banks allocate to a legal reserve a percentage of their net profits established by the Argentine Central Bank, which currently amounts to no more than 20% and no less than 10% of their yearly income. Such reserve may only be used during periods of bank losses and after using up every allowance and other reserves. Distribution of dividends will not be allowed if the legal reserve is not met.

Profit Distribution

In accordance with Communications “A” 5827 and “A” 6013, all distributions of dividends must be authorized by the Argentine Central Bank.

The Argentine Central Bank states that at least one month prior to the filing of an application for profit distribution approval with the Argentine Central Bank, it must be verified that the financial institution requesting such approval: (i) is not subject to the provisions of Articles 34, “Regularization and sanitation” (“Regularización y saneamiento”) and 35, “Restructuring of the entity in receipt of credit and bank deposits of the FIL” (“Reestructuración de la entidad en resguardo del crédito y los depósitos bancarios” Financial Institutions Law (“Ley de Entidades Financieras”), (ii) does not receive financial assistance related to illiquidity from the Argentine Central Bank, (iii) completes in a timely manner all reporting requirements established by the Argentine Central Bank, and (iv) has no deficiencies related to either minimum capital integration on both an individual and consolidated basis or the minimum Peso-denominated cash, foreign currency or government securities requirements.

Additionally, Communiqué “A” 3785 requires that if a given financial institution holds securities issued by the Argentine government under Decree 905/02 as compensation for losses related to asymmetric pesification, that are recorded at “technical value,” such entity may not distribute profits unless the amount of such distribution exceeds the difference between the registration and listing values of the aforementioned government securities.

The Argentine Central Bank imposed restrictions on the payment of dividends, limiting the ability of financial institutions to distribute dividends without its prior consent.

By means of Communiqué “A” 5827 and “A” 6013 (as amended), the Argentine Central Bank amended and restated its regulations regarding dividend distribution by financial institutions. Pursuant to such regulation, the Superintendency will review the ability of a financial institution to distribute dividends upon request for approval by the institutions. The Superintendency may authorize the distribution of dividends when each of the following circumstances are applicable during the month preceding the request:

(i) the financial institution is not subject to a liquidation procedure or the mandatory transfer of assets ordered by the Argentine Central Bank in accordance with section 34 or 35 bis of the FIL;

(ii) the financial institution is not receiving financial assistance from the Argentine Central Bank;

(iii) the financial institution is in compliance with its reporting obligations to the Argentine Central Bank;

(iv) the financial institution is in compliance with minimum capital requirements (both on an individual and consolidated basis and excluding any individual franchise granted by the Superintendency) and with minimum cash reserves (on average), whether in Pesos, foreign currency or securities issued by the public sector; and

(v) the financial institution is not subject to any significant fines (an amount exceeding the 25% of the RPC), debarment, suspension, revocation or prohibition imposed in the last five years by the Argentine Central Bank, the UIF, the CNV, and/or the National Superintendency of Insurance (Superintendencia de Seguros de la Nación), except when such financial institution has implemented corrective measures that are satisfactory to the Superintendency (such corrective measures would also be brought to the attention of the regulatory body that originally imposed the sanction). The Superintendency also takes into consideration information that it receives from, and/or sanctions imposed by, equivalent foreign agencies or authorities. When weighing the significance of the sanctions, the Superintendency takes into account the type of sanctions, the underlying reason for such sanctions and the amount of sanctions imposed on the financial institution. Additionally, the Superintendency factors in the degree of participation in the events leading up to the sanction, the economic effects of the violation, the degree of damage caused to third parties, the economic benefit that the sanctioned party received from the violation, the sanctioned party’s operating volume, its liability and the title or function that such party holds.

Financial institutions that comply with all of the above-mentioned conditions may distribute dividends up to an amount equal to: (i) the positive balance of the account “accumulated retained earnings” (“resultados no asignados”) at the end of the fiscal year, (ii) plus voluntary reserves for future dividend payments and (iii) minus voluntary reserves and mandatory statutory reserves and other items, such as (a) balance of account related to payments made under pesification judicial rulings; (b) the net positive balance of the book-value and the market-value of certain public debt securities and Argentine Central Bank notes that the financial institution owns that are not marked to market; (c) unrecorded adjustments of asset value informed by the Superintendency or mentioned by external auditors on their report; (d) individual exemptions for asset valuation granted by the Superintendency; (e) balance of judicial deposits in foreign currency and accounting value of such deposits as required by Law No. 25,561 and Decree No. 214/02; and (f) net results of losses due to application of rules for valuation of securities of the non-financial public sector and monetary regulations of the Argentine Central Bank.

Dividends cannot be paid, however, in any of the following circumstances:

•	if the average minimum cash reserve is lower than the amount of cash required by the latest reported position or the pro-forma position after making the dividend payment; and/or

•	if the financial institution did not comply with the applicable Additional Capital Margins (as defined below).

In addition, for financial institutions that are branches of foreign financial institutions, the Superintendency will consider the liquidity and solvency of their headquarters and the markets in which they operate.

Legal Reserve Requirements for Liquidity Purposes

The deposit amount minus the Minimum Cash Requirement yields the “lending capacity” of a particular deposit.

The Argentine Central Bank modifies the percentages of the Minimum Cash Requirements from time to time depending on monetary policy considerations. The Minimum Cash Requirements must be complied with using specific assets (see below), in the same currency as the deposit that triggers such requirement. Compliance with the Minimum Cash Requirements is determined in averages, for monthly periods.

Compliance with Minimum Cash Requirements must be made in the same debt currency and/or instrument that corresponds to the requirement through (i) financial entities checking accounts in pesos opened in the Argentine Central Bank; (ii) financial entities minimum cash accounts in dollars or other foreign currencies opened in the Argentine Central Bank; (iii) special guarantee accounts in favor of clearing houses and for coverage of credit cards, vouchers and ATM operations and for transfer settlement of immediate funds; (iv) non-bank financial entities checking accounts opened in commercial banks for the requirement of minimum cash integration; (v) special accounts opened in the Argentine Central Bank linked to the provision of social security benefits in charge of National Social Security Administration (“Administración Nacional de la Seguridad Social” or ANSES) and (vi) Sub-Account 60 minimum cash of public securities and debt instruments issued by the Argentine Central Bank, at market value.

Through Communiqué “A” 3528, dated March 25, 2002, the Argentine Central Bank established that the lending capacity of foreign currency-denominated deposits must only be applied to Dollar-denominated international trade financing, interbank loans and Lebac acquired through tender offers or secondary trading, and that total lending capacity is determined by adding total foreign currency-denominated deposits and total interbank loans that have been identified by the grantor institution as resulting from its own lending capacity, minus the minimum cash requirements related to deposits. Any such lending capacity not applied in the aforementioned manner will result in an increased Minimum Cash Requirement for the same amount. With respect to Lebac, however, the entity failing to apply its lending capacity in the manner set forth above will be subject to an increase in the Minimum Cash Requirement that is equivalent to the deposits payable in Pesos and a fee equal to twice the annual nominal interest rate related to bids for Lebac in Pesos. The cut-rate reported by the Argentine Central Bank will also be used to determine such fee.

Pursuant to Communiqué “A” 4449, dated December 2, 2005, the Argentine Central Bank established that, effective December 2005, the Minimum Cash Requirement in Pesos must be applied over the monthly average of the daily depositary balances, except for the period from December to February of the following year, for which the quarterly average must be used.

According to Communiqué “A” 5976 (as modified and complemented), the percentages of Minimum Cash Requirements applicable in accordance with Argentine Central Bank rules, are as follows:

•	Demand deposits:

•	Peso-denominated checking accounts and savings accounts: 22%.

•	Dollar-denominated savings accounts: 25%.

•	Time deposits, including those adjusted by CER (by remaining maturity):

•	Peso-denominated: up to 29 days: 16%; from 30 to 59 days: 12%; from 60 to 89 days: 7%; from 90 to 179 days: 1%; from 180 to 365 days: 0%.

•	Dollar-denominated: up to 29 days: 23%; from 30 to 59 days: 17%; from 60 to 89 days: 11%; from 90 to 179 days: 5%; from 180 to 365 days: 2%; and more than 365 days: 0%.

Deficiencies of minimum cash and daily integrations in pesos are subject to a fine equivalent to twice the BADLAR rate of private banks for pesos deposits, informed for the last business day of relevant period (according to Communiqué “A” 5356 and modifications).

Deficiencies of minimum cash and daily integrations in foreign currency are subject to a fine equivalent to twice the private banks BADLAR rate in dollars or twice the 30-day LIBOR rate for operations in that currency, informed for the last business day of relevant period or last available, whichever is higher (according to Communiqué “A” 5356 and modifications).

The assets which may be taken into account when determining compliance with this requirement include cash, which includes bills and coins in vaults, ATMs, branches and transportation and armored truck companies. Effective October 1, 2006, and pursuant to the Argentine Central Bank’s Communiqué “A” 4580, up to 67% of the Minimum Cash Requirement may be met using cash. The Minimum Cash Requirements can also be met using balances held at the Argentine Central Bank of Peso- and Dollar-denominated accounts and escrow accounts relating to clearing houses.

As of December 31, 2016, Banco Galicia was in compliance with its legal reserve requirements and continued to be in compliance as of the date of this annual report.

In addition, through Communiqué “A” 5980, dated May 26, 2016, the Argentine Central Bank established a percentage increase that financial institutions must apply for minimum cash requirement. This increase is made in two periods: the first covering the period from June 1, 2016 to June 30, 2016, and the second from July 1, 2016.

Limitations on Types of Business

In accordance with the provisions of the FIL, commercial banks are authorized to carry out all activities and operations which are not strictly prohibited by law or by the Argentine Central Bank regulations. Permitted activities include the capacity to: grant and receive loans; receive deposits from the general public in local and foreign currency; secure its customers’ debts; acquire, place and trade with shares and debt securities in the Argentine over-the-counter market, subject to the prior approval of the CNV; carry out operations in foreign currencies; act as trustee; and issue credit cards.

Financial institutions are not allowed to own commercial, industrial, agricultural or any other type of companies unless they are authorized by the Argentine Central Bank. Pursuant to the rules of the Argentine Central Bank, a commercial bank’s total equity investments (including interest in local mutual funds) may not exceed 50% of the bank’s adjusted shareholders’ equity or its RPC. Also, the following investments may not exceed 15%, in the aggregate, of the bank’s adjusted shareholders’ equity: (i) shares not listed on stock exchanges except for (a) shares in companies providing services complementary to the ones offered by the bank, and (b) certain equity interests requiring the provision of utility services, if applicable; (ii) listed shares and participation certificates in mutual funds not included for the purposes of determining capital requirements associated with market risk; and (iii) listed shares that don’t have a “largely publicly available market price” (when there are daily quotations of relevant operations, which should not be substantially affected by the provision of ownership by the bank of such shares).

In order to carry out the calculation of limits described above, it is not necessary to deduct the capital stock allocated to foreign branches from a bank’s shareholders’ equity.

Pursuant to the Argentine Central Bank’s regulations, financial institutions are not allowed to engage directly in insurance activities or hold more than a 12.5% interest (or more than a specific percentage of the financial institution’s adjusted shareholders’ equity) in the outstanding capital of a company which does not provide services complementary to those offered by financial institutions. The Argentine Central Bank determines which services are complementary to those provided by financial institutions; it has been determined that such services include those offered in connection with stock brokerage, the issuance of credit, debit or similar cards, financial intermediation in leasing and factoring transactions.

Non-banking financial institutions are not allowed to provide certain services and activities, such as checking accounts, or to participate in foreign trade transactions, among other activities.

As of January 2015, regulations required that financial institutions not acquire (i) over 12.5% of the capital stock; (ii) over 12.5% of the total of votes; or (iii) a participation equivalent to the voting power – even if below 12.5% – of other companies that provide up to two complementary financial services (to those provided by the financial entity), without the prior authorization of the Argentine Central Bank. The acquisition of participations is not authorized when such companies provide more than two complementary financial services. This regulation does not directly affect those financial institutions that already provide complementary services or those that control companies that already provide complementary financial services, but it should be considered for possible future acquisitions.

Capitalization of Debt Instruments

Through Communiqué “A” 5889, dated January 21, 2016, the Argentine Central Bank modified Item 8.6 (Capital Contributions) of Section 8 (Capital Adequacy) of the Financial Entities Minimum Capital Regulations. Through this communication, the Argentine Central Bank broadened the set of financial instruments other than cash that it expressly allows to be contributed as capital for the purposes of all regulations related to capital, capital calculations and capital increases. With respect to financial instruments other than cash (where no special authorization from the Argentine Central Bank is required), the regulation establishes that subject to the prior authorization by the Superintendency, the following instruments are allowed as capital contributions: (i) securities issued by the Argentine government, (ii) debt instruments issued by the Argentine Central Bank, and (iii) a financial institution’s deposits and other liabilities resulting from its financial brokerage activities, including subordinated obligations. With respect to instruments (i) and (ii), the contributions must be recorded at market value. It is understood that an instrument has a market value when it is regularly listed on regulated local or foreign stock markets and traded on such markets in such amounts that the liquidation of such instruments does not significantly affect the listing price of such instruments. With respect to instrument (iii), contributions must be recorded at market value, as defined in the previous sentence or, in the case of financial institutions that publicly offer their stock, at the price determined by the applicable regulatory authority. If the aforementioned conditions are not met, the instruments in question will not be contributable as capital.

Deposits and other liabilities resulting from a given financial institution’s financial brokerage activities, including subordinated obligations that are not permitted to be traded in local or foreign regulated secondary markets, will be allowed to be contributed as capital at their accounting value, pursuant to Argentine Central Bank rules.

Lending Limits

The total equity stake and credit amounts, including collateral, that a bank is allowed to grant to a customer at any time is based on the bank’s adjusted shareholders’ equity as of the last day of the immediately preceding month and on the customer’s shareholders’ equity.

In accordance with the Argentine Central Bank’s regulations, a commercial bank shall not lend or provide credit (“financial assistance”) in favor of, nor hold shares in the capital stock of, a single unaffiliated customer (together with its affiliates) for amounts higher than 15% of the bank’s adjusted shareholders’ equity or 100% of the customer’s shareholders’ equity. Nevertheless, a bank may provide additional financial assistance to such customer up to a sum equivalent to 10% of the bank’s adjusted shareholders’ equity, if the additional financial assistance is secured by certain liquid assets, including government or private debt securities.

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

Since October 1, 1995, the Argentine Central Bank has required that the granting of any kind of loans exceeding 2.5% of a bank’s adjusted shareholders’ equity be approved by the branch’s manager, the regional manager, the senior administrative officer of the credit division, the general manager and the credit committee, if any, and must also have the approval by the board of directors, management board or another similar board.

Global exposure to the public sector (national, provincial and municipal public sector) shall not be higher than 75% of an institution’s adjusted shareholders’ equity. Additionally, Section 12 of Communiqué “A” 3911, as amended, establishes that the average monthly financial assistance to non-financial public sector, in the aggregate, shall not be higher than 35% of the bank’s total assets as of the end of the previous month.

The Argentine Central Bank also regulates the level of “total financial exposure” (defined as financial assistance or credit plus equity participations) of a bank to a “related party”. Until August 2013 a related party was defined as bank’s affiliates and related individuals, “affiliate” meaning any entity over which a bank, directly or indirectly, has control, is controlled by, or is under common control with, or any entity over which a bank has, directly or indirectly, significant influence with respect to such entity’s corporate decisions, and “related individuals” meaning bank’s directors, senior management, syndics (síndicos) and such persons’ direct relatives. On August 9, 2013, the Argentine Central Bank issued the Communiqué “A” 5472, through which the definition of related parties was modified and broadened.

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

Limitation on fees and other substantial elements

On June 10, 2014, the Argentine Central Bank issued a series of Communications which set forth: (i) the requirement for an authorization to increase certain fees (Communiqué “A” 5685) and (ii) an alternative method for expressing the total financial cost of a loan, which going forward will be expressed as an annual nominal rate applicable to the loans granted (Communiqué “A” 5592).

Valuation of Public Sector Assets

Since March 1, 2011, the Argentine Central Bank amended the valuation criteria applicable to holdings of public sector debt according to the probable allocation of the assets:

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

For further description of the rules governing the valuation of public sector assets, see “Selected Statistical Information-Government and Corporate Securities.”

Foreign Currency Position

Through Communiqué “A” 5997, the Argentine Central Bank set the limit of the Foreign Currency Positive Global Position (defined as the assets and liabilities arising from financial intermediation and securities denominated in foreign currency) which cannot exceed 15% of the RPC or liquid equity, each as of the previous month to which corresponds.

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

The Argentine Central Bank establishes the extent of participation by each institution in proportion to the resources contributed by each such institution to the FGD. Banks must contribute to the FGD on a monthly basis in an amount that is currently equal to 0.015% of the monthly average of daily balances of a financial institution’s deposits (both Peso- and foreign currency-denominated).

The deposit insurance system covers all Peso and foreign currency deposits held in demand deposit accounts, savings accounts and time deposits for an amount up to Ps.450,000 per person, account and deposit. Certain deposits are not covered by the guarantee of the deposit insurance system, including those deposits that do not accrue interest, deposits that do not accrue an amount payable due to the application of the CER and deposits with a yield that exceeds the benchmark interest rate set by the Argentine Central Bank. The guarantee provided by the deposit insurance system must be made effective within 30 days from the revocation of the license of a financial institution, subject to the outcome of the exercise by depositors of their priority rights described under “-Priority Rights of Depositors” below. The Argentine Central Bank may modify, at any time, and with general scope, the amount of the mandatory deposit guarantee insurance.

Decree No. 1292/96 enhanced Sedesa’s functions by allowing it to provide equity capital or make loans to Argentine financial institutions experiencing difficulties and to institutions that buy such financial institutions or their deposits. As a result of such decree, Sedesa has the flexibility to intervene in the restructuring of a financial institution experiencing difficulties prior to bankruptcy.

Debt securities issued by banks are not covered by the deposit insurance system.

Priority Rights of Depositors

According to section 49(e) of the FIL, in the event of a judicial liquidation or the bankruptcy of a financial entity, the holders of deposits in Pesos and foreign currency benefit from a general priority right to obtain repayment of their deposits up to the amount set forth below, with priority over all other creditors, with the exception of the following: (i) deposits secured by a mortgage or pledge, (ii) rediscounts and overdrafts provided to financial entities by the Argentine Central Bank, according to section 17 subsections (b), (c) and (f) of the Argentine Central Bank Charter, (iii) credits provided by the Banking Liquidity Fund, which was created by Decree No. 32, dated December 26, 2001, secured by a mortgage and pledge and (iv) certain labor credits, including accrued interest until the date of their total repayment.

The holders of the following deposits are entitled to the general preferential right established by the FIL (following this order of preference):

•	deposits of individuals or entities up to Ps.50,000, or the equivalent thereof in foreign currency, with only one person per deposit being able to use this preference. For the determination of this preference, all deposits of the same person registered by the entity are computed;

•	deposits in excess of Ps.50,000, or the equivalent thereof in foreign currency, referred to above;

•	liabilities originated on commercial credit lines provided to the financial entity, which are directly related to international trade.

According to the FIL, the preferences set forth in previous paragraphs (i) and (ii) above are not applicable to deposits held by persons who are affiliates of the financial entity, either directly or indirectly as determined by the Argentine Central Bank.

In addition, pursuant to Section 53 of the FIL, the Argentine Central Bank has an absolute priority over all other creditors of the entity, except as provided by the FIL.

Deposit and Loans in Housing Units

In order to facilitate access to mortgage loans, though Communiqué “A” 5945, dated April 8, 2016, the Argentine Central Bank established a new type of savings and loans denominated in Housing Units (ins Spanish “Unidades de Vivienda – “UVIs”). UVIs values will be updated using the Reference Stabilization Coefficient (in Spanish Coeficiente de Estabilización de Referencia – “CER”).

Financing Loans for Production and Financial Inclusion

Through Communiqué “A” 6084, dated October 21, 2016, the Argentine Central Bank established some modifications to the conditions corresponding to the 2016-second semester quota, such as deadline reductions for some loans and interest rate reduction to 17% (22% until October 31) for payday loans as of November, 1st. It also determined guidelines for 2017-first semester quota, in which the financial balance included must be at least equivalent to 18% (during 2016-second semester it was 15,5%) of non-financial private sector deposits nominated in pesos, calculated on a monthly basis average of daily balances from November, 2016. To these effects, will be deemed the daily balance simple average of current financings between January 1st and June 30, 2017. Nominal annual fixed rate established was 17%.

Financial Institutions with Economic Difficulties

The FIL establishes that financial institutions, including commercial banks such as Banco Galicia, which evidence a deficiency in their cash reserves, have not complied with certain required technical standards, including minimum capital requirements, or whose solvency or liquidity is deemed to be impaired by the Argentine Central Bank, must submit a restructuring plan to the Argentine Central Bank. Such restructuring plan must be presented to the Argentine Central Bank on the date specified by the Argentine Central Bank, which should not be later than 30 calendar days from the date on which the request is made by the Argentine Central Bank. In order to facilitate the implementation of a restructuring plan, the Argentine Central Bank is authorized to provide a temporary exemption from compliance with technical regulations and/or the payment of charges and fines that arise from such non-compliance.

The Argentine Central Bank may also, in relation to a restructuring plan presented by a financial institution, require such financial institution to provide guarantees or limit the distribution of profits, and appoint a supervisor, to oversee such financial institutions’ management, with the power to veto decisions taken by the financial institution’s corporate authorities.

In addition, the Argentine Central Bank’s charter authorizes the Superintendency, subject only to the prior approval of the president of the Argentine Central Bank, to suspend for up to 30 days, in whole or in part, the operations of a financial institution if its liquidity or solvency have been adversely affected. Notice of this decision must be given to the board of directors of the Argentine Central Bank. If at the end of such suspension period the

Superintendency considers renewal necessary, such renewal can only be authorized by the board of directors of the Argentine Central Bank for an additional period not to exceed 90 days. During the suspension period: (i) there is an automatic stay of claims, enforcement actions and precautionary measures; (ii) any commitment increasing the financial institution’s liabilities is void, and (iii) acceleration of indebtedness and interest accrual is suspended.

If, in the judgment of the Argentine Central Bank, a financial institution is in a situation which, under the FIL, would authorize the Argentine Central Bank to revoke the financial institution’s license to operate as such, the Argentine Central Bank may, prior to considering such revocation, order a variety of measures, including (1) taking steps to reduce, increase or sell the financial institution’s capital; (2) revoking the approval granted to the shareholders of the financial institution to own an interest therein, giving a term for the transfer of such shares; (3) excluding and transferring assets and liabilities; (4) constituting trusts with part or all the financial institution’s assets; (5) granting of temporary exemptions to comply with technical regulations and/or pay charges and fines arising from such defective compliance; or (6) appointing a bankruptcy trustee and removing statutory authorities.

Furthermore, any actions authorized, commissioned or decided by the Argentine Central Bank under Section 35 of the FIL involving the transfer of assets and liabilities, or complementing such transfers, or necessary to execute the restructuring of a financial institution, as well as those related to the reduction, increase and sale of equity, are not subject to any court authorization and cannot be deemed inefficient in respect of the creditors of the financial institution which was the owner of the excluded assets, even though its insolvency preceded any such actions.

Dissolution and Liquidation of Financial Institutions

The Argentine Central Bank must be notified of any decision to dissolve a financial institution pursuant to the FIL. The Argentine Central Bank, in turn, must then notify a court of competent jurisdiction, which will determine who will liquidate the entity (the corporate authorities or an appointed, independent liquidator). This determination is based on whether or not sufficient assurances exist regarding the ability of such corporate authorities to carry out the liquidation properly.

Pursuant to the FIL, the Argentine Central Bank no longer acts as liquidator of financial institutions. However, when a restructuring plan has failed or is not considered viable, local and regulatory violations exist, or substantial changes have occurred in the financial institution’s condition since the original authorization was granted, the Argentine Central Bank may decide to revoke the license of the financial institution to operate as such. In this case, the law allows judicial or extrajudicial liquidation as in the case of voluntary liquidation described in the preceding paragraph.

The bankruptcy of a financial institution cannot be adjudicated until the license is revoked by the Argentine Central Bank. No creditor, with the exception of the Argentine Central Bank, may request the bankruptcy of the former financial institution before 60 days have elapsed since the revocation of its license.

Argentine Voluntary Disclosure Regime

In a context of the Organisation for Economic Co-operation and Development (OECD) standard of automatic exchange of information, on May 31, 2016 the Argentine Congress approved a law filed by the Executive Branch, which included a voluntary and extraordinary disclosure regime (the “Regime”) and significant changes to personal asset tax, income tax and minimum presumed income tax.

The Regime required the disclosure of unreported assets held in Argentina and abroad. The most relevant provisions were:

Beneficiaries

It applied to individuals and legal entities residing or domiciled in Argentina as of December 31, 2015 and to unreported assets existing (i) until the date of the enactment of the law, in the case of individuals, and (ii) in the last fiscal year that ended before January 1, 2016, in the case of legal entities.

Unreported assets subject to the Regime

The unreported assets subject to the Regime were: (i) foreign or local currency, (ii) real estate, (iii) movable assets (including shares, equity interests, trust beneficiary rights, any kind of financial instruments or securities, such as bonds, negotiable obligations, American Depositary Receipts (ADRs), shares or quotas in funds and similar assets, and (iv) any other asset (including credits and rights for valuable consideration).

Even though the Regime established the mandatory full disclosure of the unreported assets (leaving no chance for partial disclosure), it did not require the mandatory repatriation of such assets back to Argentina.

Exclusion

The Regime did not apply to assets held in financial institutions or by custody agents established or located in jurisdictions or countries identified by the Financial Action Task Force (FATF) as High Risk or Non-Cooperative.

Deadline

The Regime was available until to March 31, 2017.

Regularization

The Regime provided that taxpayers would have three options to legalize unreported assets:

•	Pay a one-time special tax (ranging from 0% to 15%)

•	Purchase public bonds, and hold such bonds for the requisite period provided by the Regime

•	Make long-term investments in Argentina in an amount equal to or greater than U.S. $250,000

Benefits

The regularization of unreported assets implied the forgiveness of unpaid taxes (such as VAT, Income Tax, and Personal Asset Tax), as well as of criminal tax and exchange control implications regarding those assets. In addition, the “Non Supported Net Worth Increase” (“incremento patrimonial no justificado”) presumption, provided by the Argentine Procedural Tax Law No. 11,683, did not apply.

Credit Cards Regulation

The Credit Cards Law establishes the general framework for credit card activities. Among other regulations, this law:

•	sets a 3% cap on the rate a credit card company can charge merchants for processing customer card holders’ transactions with such merchants, calculated as a percentage of the customers’ purchases. With respect to debit cards, the cap is set at 1.5% and the amounts relating to the customers’ purchases should be processed in a maximum of 3 business days;

•	establishes that credit card companies must provide the Argentine Central Bank with the information on their loan portfolio that such entity requires; and

•	sets a cap on the interest rate a credit card company can charge a card holder, which cannot exceed the average interest rate charged by the issuer on personal loans by more than 25%; for non-bank issuers, such amount cannot exceed the financial system’s average interest rate on personal loans (published by the Argentine Central Bank) by more than 25%.

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

On December 17, 2015, through its Communiqué “A” 5853, the Argentine Central Bank removed the regulations in force related to the limits on interest rates on lending transactions.

Concealment and Laundering of Assets of a Criminal Origin

Law 25,246 (as amended in July 2011 by Law No. 26,683) incorporates money laundering as a crime under the Argentine Criminal Code. Additionally, with the goal of preventing money laundering, the UIF was created under the jurisdiction of the Argentine Ministry of Justice, Security and Human Rights. The main consequence of such modification is that money laundering is now classified as a separate offense.

Law No. 26,683 punishes not only laundering assets from other people’s crimes as set by Law No. 25,246, but also “Self-Laundering”, which describes the act of laundering money tied to a crime the individual committed him or herself. It also prescribes certaom tax offenses described in Article 303 of the Argentine Penal Code as punishable laundering behaviour.

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

The criminal scale can only be increased once, even when more than one of the above-mentioned acts occurs. In such case, court may take into consideration the multiple acts when individualizing the original punishment.

In addition, the regulations establish that:

(i)	within the framework of a review of reported suspicious activity, the person required by the UIF to provide information may not withhold it, claiming such information is a banking, stock market or professional secret, nor because it is legally or contractually confidential.

(ii)	if after completing its analysis of the reported activity, the UIF finds sufficient elements to suspect that the activity is a money laundering operation pursuant to the law, then the UIF shall notify the Public Ministry in order to determine if a criminal prosecution should begin

(iii)	people who have acted for their spouse, any relative that is related by blood up to the fourth degree or by marriage up to the second degree, or a close friend or person to whom they owe special gratitude, shall be exempted from criminal responsibility.

Notwithstanding the foregoing, pursuant to the Argentine Criminal Code, the exemption shall not be effective in the following cases:

(i)	with respect to a person who secures or helps the perpetrator of or a participant in a crime to secure the product or profit of the crime,

(ii)	with respect to a perpetrator that committed the crime for profit,

(iii)	with respect to a perpetrator that regularly performs concealment activities,

(iv)	with respect to any person who converts, transfers, administers, sells, encumbers, or uses money or any asset derived from any crime he was not involved in, with the possible result of giving the original or secondary assets the appearance of having a legal origin, and as long as their value is greater than Ps.50,000, through a single or series of related acts.

Finally, the law lists the parties that are obligated to report to the UIF, which include among others:

-	Financial institutions, agents and stock companies, and insurance companies,

-	Public notaries and registered professionals whose activities are governed by the Consejo Profesional de Ciencias Económicas (Economic Sciences Professional Council), companies that receive donations or capital contribution for over Ps.50,000 and companies that organize and regulate professional sport events.

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

For more information, see “Item 6. Directors, Senior Management and Employees-Functions of the Board of Directors of Banco Galicia”.

Banco Galicia has also appointed two directors to fulfill the roles of Compliance Officer and Substitute Compliance Officer. In addition, a unit specializing in this subject was created, the Anti-Money Laundering Unit; responsible for the execution of the policies passed by the committee and for the monitoring of control systems and procedures in order to ensure that they are adequate.

The “Guide for unusual or suspicious transactions within the scope of the financial and foreign exchange system” (passed by Resolution No. 121/2011 of the UIF) establishes the obligation to report, among others, the following investment related transactions: (i) investments related to purchases of government or corporate securities given in custody to the financial institution if such securities’ value appears to be inappropriate due to the type of business of the client; (ii) deposits or “back to back” loan transactions with branches, subsidiaries or affiliates of the bank in places known to be “tax havens” or countries or territories considered by the Financial Action Task Force as non-cooperative; (iii) client requests for investment management services (whether in foreign currency, shares or trusts) where the source of the funds is not clear or is not consistent with its business. (iv) Significant and unusual movements in custodial accounts, (v) frequent use by infrequent clients of special investment accounts whose owner is the financial entity; and (vi) regular security transactions, through purchases and sales on the same day and for identical volumes and nominal values, taking advantage of quotation differences, when such transactions are not consistent with the client’s profile and regular activity.

Such reporting obligation generally consists of performing due diligence in order to get to know the client and understand the corresponding transaction and also, if applicable, to report any irregular or suspicious activity to the UIF, pursuant to the terms and conditions established by the regulation applicable to such obligated party.

Law No. 26,734 enacted on December 22, 2011, incorporated terrorism financing and the financing of terrorism as an aggravating circumstance to all criminal conduct in the Argentine Criminal Code.

Such law punishes any individual who directly or indirectly collects or provides goods or money with the intention of being used, or knowing that they will be used, in whole or in part (i) to finance a crime with the purpose established in Section 41.5; (ii) for an organization who commits or attempts to commit crimes with the purpose established in Section 41.5; and (iii) for a person who commits or attempts to commit or participates in any way in committing crimes with the purpose established in Section 41.5.

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

Overview

In recent years, we have undertaken to expand the volume of our business with the private sector in order to increase our recurrent earnings generation capacity.

We have increased our customer base and our fee-based business and financial intermediation activities with the private sector, strengthening our position as a leading domestic private-sector financial institution. In addition, our total deposits and loan origination have increased.

We have increased our regulatory capital through the issuance of subordinated bonds (most recently in July 2016), and through internal origination. The increase in our overall level of activity, which led to the above-mentioned increase in the volume of our fee based business and financial intermediation with the private sector, has had a positive impact on our net financial income and on our net income from services. Loan loss provisions increased due to the deterioration of individuals’ loan portfolios and also due to the worsening of the economic condition.

In spite of a slowdown in the Argentine economy, Banco Galicia has managed to expand its business with the private sector and to improve its income generation, while strengthening its financial condition, maintaining an adequate coverage of its credit risks and maintaining a healthy asset quality.

In summary, in recent years, our operating profitability was positively impacted by the growth of our business - both the financial intermediation and fee-based businesses - with the private sector, in a continued low credit risk environment, but within a context of growing inflation. Fiscal year 2017 is expected to be a challenging year of transition at the local level as there are still certain macroeconomic imbalances to be solved, such as a significant fiscal deficit, high levels of inflation and the uncertainty of access to the international capital market on attractive conditions, together with mid-term elections in Argentina and a more volatile world economy, all of which could negatively impact the Argentine economy.

The Argentine Economy

Global capital markets began fiscal year 2016 with high volatility and a downward trend of financial assets, commodities and currencies. Stock markets worldwide reacted negatively to a 3% devaluation of the Yuan over a period from December 2015 until the beginning of January 2016, resulting from a sharp reversal of U.S. Dollar inflows in China. U.S. equities experienced the worst January in the last 25 years (except for during the 2008/2009 sub-prime crisis). In addition, financial markets had to face two major setbacks: the surprising outcome of the success of the Brexit referendum (which will result in the British exit from the Eurozone, an issue not yet clearly defined that may take at least two years to finalize) and Donald Trump’s unexpected victory in the U.S. election.

However, despite volatility, stock markets ended fiscal year 2016 with gains, especially in Latin America (+30% as compared to fiscal year 2015). The turmoil in equity global markets was replicated in the “risk-free” sovereign fixed-income debt markets. The global benchmark bond (the 10-Year U.S. Treasury Bond) started 2016 yielding 2.28% and dropped to 1.37% (an all-time low), returning to a positive trend once US electoral results were confirmed.

Higher interest rates typically result in a stronger currency. Against this backdrop, the U.S. Dollar increased by nearly 4% in 2016, compared to the U.S. Dollar Index (a basket comprised of the currencies of certain United States trading partners), which reached its peak since 2002. In turn, emerging currencies (EMCI Index) had a zero average variation compared to the U.S. Dollar, with two contrasting cases: In 2016, the Brazilian Real recorded a currency appreciation of 18%, while the Argentine Peso registered a devaluation of 22%, each as measured against the U.S. Dollar.

In general, a strengthening U.S. Dollar implies weak commodity prices. This expected outcome did not occur in 2016, however, and the index comprising the 19 most traded commodities worldwide (CRB Index) experienced an overall improvement of 9% during fiscal year 2016. The most salient reason for the increase was the significant increase (+45%) of crude oil prices in 2016, with the benchmark WTI reaching the price of US$ 54 per barrel, in compliance with the supply reduction agreement signed by OPEC members by the end of 2016.

In connection with global activity levels, developed economies grew at an estimated rate of 1.6% rate in 2016. In turn, emerging economies seemed to have returned to a growth path, with an estimated growth rate of 4.1% in 2016.

At the domestic level, in 2016 Argentina started down a path to economic normalization. Although economic activity decreased at the beginning of 2016, following the growth seen in 2015 (+2.6%), began to improve by the end of 2016. Private estimates reflect a decline in economic activity of around 2.8% in 2016 while GDP data prepared by the Argentine Institute of Statistics and Census (INDEC, as per its initials in Spanish) suggest a similar result, with a decline of 2.3% (based on figures up to the third quarter resulting in a cumulative downturn of 2.4%).

In terms of the labor market, the decline seen in economic activity in 2016 had an impact on the employment dynamics. The unemployment rate for the third quarter of 2016 – the latest available data – stood at 8.5% of the economically active population, up from 8.3% (estimated figures) in the same quarter of 2015. Employment statistics published by the INDEC prior to the second quarter of 2016 are under analysis and new data is not comparable with the previous series.

In the monetary area, the main monetary aggregates decelerated their pace, increasing at a slower rate than the nominal growth of the economy. The monetary base of the Argentine government ended the year with an annual expansion of 31.7%, 3.2 percentage points (p.p.) below the 2015 growth. Particularly, the monetary aggregate increased by Ps. 197,775 million, which is mostly due to the purchase of foreign currency from the National Treasury by the Argentine Central Bank (Ps. 160,286 million), and due to the increased level of financing provided to the National Treasury (Ps. 159,997 million) and, to a lesser extent, by the purchase of foreign currency by the private sector amounting to Ps. 40,890 million. This expansion was partly offset by the placement of Argentine Central Bank Bills and Notes (“Lebacs” and “Nobacs”, respectively) for Ps. 132,257 million and a Ps. 48,755 million increase in repurchase transactions. This trend was not reflected in the performance of the private-sector M2 (money in circulation and deposits in savings and checking accounts that belong to the private sector), which grew 32.2% in 2016, as compared to a 31.7% growth in 2015. On the other hand, total M2 (including deposits from the public sector) ended 2016 with a 30.3% increase, after also increasing by 28.2% in the prior year.

Domestic interest rates evolved in line with with expected changes in prices and the foreign exchange market. During the first half of 2016, following the exchange rate devaluation that occurred in 2015, high government interest rates paved the way for rises in market rates. However, once the exchange market stabilized and with lower inflation expectations at a time of abundant liquidity, interest rates on time deposits ended 2016 below the levels registered at the beginning of the year. In particular, Badlar ended 2016 at 19.9%, close to the minimum of 19.8% reached in December 2016, and well below the average of 30.5% recorded between March and May 2016.

The reference exchange rate established by the Argentine Central Bank increased from Ps. 13.005 to Ps. 15.850 per U.S. Dollar between December 31, 2015 and December 31, 2016 (reflecting a 21.9% depreciation in the Peso vis-à-vis the U.S. Dollar); while the average exchange rate increased from Ps. 9.27 in 2015 to Ps. 14.78 per U.S. Dollar in 2016.

According to private estimates, inflation in 2016 was approximately 40%, considerably above the 2015 levels (27% inter-annually). Particularly, the Consumer Price Index of the City of Buenos Aires (“IPCBA”) – an alternative inflation measure proposed by the INDEC at the beginning of the new series in May 2016, due to a lack of historical data – reflected a 41.0% growth in prices in 2016, up from a 26.9% increase in prices in 2015.

In the fiscal area, tax revenues, including social security, increased by 36.3% as compared to a 30.9% growth (inter-annually) in 2015. On the other hand, primary expenditures increased by 38.2%. Thus, the Argentine public sector achieved a primary deficit of Ps. 359,382 million, equivalent to 4.5% of GDP. This reflects an increase of the deficit, as compared to the primary deficit in the same period of 2015 (4.2% of GDP), amounting to Ps. 244,102 million. After interest payments for Ps. 185,253 million, and considering revenues from the ANSES for Ps. 69,850 million and profits transferred by the Argentine Central Bank for Ps. 109,617 million, the 2016 financial deficit amounted to Ps. 365,169 million, equivalent to 4.6% of GDP.

Regarding the external sector, during 2016, the foreign exchange balance current account published by the Argentine Central Bank (cash basis) reached a deficit amounting to US$ 15,863 million, higher than the deficit registered in 2015 which amounted to US$ 11,732 million. Measured in terms of GDP, the current account deficit stood at about 3% in 2016, marking a decline of 1 percentage points (p.p.) against 2015. This increase in the deficit is primarily explained by an increase in net interest payments (mainly related to payments made to holders of defaulted securities) and profits and dividends outflows, partly offset by an increase in net income from assets (US$ 8,093 million in 2016 against US$ 3,547 million in 2015).

In particular, revenues from the export of goods amounted to US$ 58,081 million in 2016, which represents a 2% increase as compared to the level seen in 2015; however, revenues from exports are still below the levels realized in years before 2015. The highest increase was noted in the oil seeds, oils and cereals sector, where collections for exports amounted to US$ 27,387 million, 19% higher than revenues in the same period of the previous year, primarily explained by a reduction in withholding taxes on exports of agricultural products.

On the other hand, payments in respect of the importation of goods amounted to US$ 49,988 million in 2016, which represented a decrease of 7% (about US$ 3,500 million) as compared to 2015. In sectorial terms, a decline in payments for imports was noted in the country’s main activity sectors, with the largest impact noted in the energy and automotive sectors.

Within this environment, the non-financial private sector’s capital account (as per estimates made by the single free exchange market or MULC, as per its initials in Spanish) posted a net foreign currency inflow of US$ 3,160 million, as compared to a net outflow of US$ 5,883 million in 2015. As of December 31, 2016, the Argentine Central Bank’s international reserves amounted to US$ 38,772 million, US$ 13,208 million more than the amount reported as of December  31, 2015.

The Argentine Financial System

Total loans to the private sector in the financial system reached Ps. 1,058,164 million in December 2016, increasing 31.5% as compared to December 2015. The type of private sector loans that increased the most were commercial loans, consisting of overdrafts in checking account and notes (promissory notes and purchased/discounted notes), which grew 37.6%, in 2016, closing the year at Ps. 417,550 million. Consumer credit lines, made up of loans made through credit cards and personal loans, grew 30.4% during 2016, reaching Ps. 464,815 million at December 31, 2016. Collateral loans increased by 37.3% in 2016 as compared to 2015, with a final balance of Ps. 55,355 million, while mortgage loans increased by 11.9% in 2016 as compared to 2015, ending this period at Ps. 63,287 million.

The financial system’s total deposits amounted to Ps. 1,898,833 million at December 31, 2016, marking an increase of 41.8% as compared to December 31, 2015. Deposits from the non-financial private sector recorded an increase of 43.9% in 2016 as compared to 2015, amounting to Ps. 1,510,162, while deposits from the public sector reached Ps. 380,125 million, an increase of 32.8% in 2016 as compared to 2015. Within deposits from the private sector, transactional deposits increased 73.0% in 2016, due to the Tax Amnesty Law, reaching Ps. 881,859 million, while time deposits increased 14.9% in 2016, reaching Ps. 584,601 million.

The average interest rate paid by private banks in December 2016 for time deposits denominated in Pesos of between 30 and 44 days was 18.8%, a decline of 772 basis points (b.p.) as compared to 2015. With respect to lending rates, those applicable to checking account overdrafts were 31.0% (-351 b.p. as compared to 2015) and to promissory notes, 23.6% (-705 b.p. as compared to 2015).

Financial institutions increased their liquidity levels (in relation to total deposits) in December 2016 as compared to December 2015, to reach a ratio that of 35.1% (+650 b.p. as compared to December 2015). Regarding Lebac holdings, liquidity rose at 49.5% in December 2016 as compared to 47.0% in December 2015. In financial standing terms, the Argentine financial system’s net worth increased by Ps. 70,513 million during 2016, amounting to Ps. 297,376 million, thus representing a 31.1% growth from 2015. In 2016, the system’s profitability was equivalent to 3.7% of total assets (-0.4 p.p. as compared to 2015), while the return on shareholders’ equity was 29.7% (-2.7 p.p. as compared to 2015).

In 2016, income from interest and income from services amounted to 4.7% and 3.8% of total assets, respectively, for the same period. In turn, administrative expenses remained at 7.7% of total assets, while provisions for loan losses amounted to 0.8% of total assets (below the 0.9% registered in 2015).

The non-accrual loan portfolio to the non-financial private sector reached 1.84% in 2016, thereby leading to a slight increase of 1.74% as compared to 2015. The coverage of the private-sector non-accrual loan portfolio with allowances reached 136%, 12 p.p. less than coverage levels in 2015.

As of November 30, 2016, the financial system was composed of 78 financial institutions. Of these 28 financial institutions, 63 were banks, of which 50 of were private banks (33 of which were domestically-owned and 17 of which foreign-owned) and 13 of which were government-owned banks as well as 15 non-banking financial institutions.

The concentration of the financial system, measured by the market share of private sector deposits of the ten leading banks, reached 76.8% as of November 30, 2016, a similar percentage to the one recorded in the same month of 2015.

Based on information as of September 2016, the last information available, the Argentine financial system employed a total of 110,054 people, representing a 3.3% increase from September 30, 2015.

The Argentine Insurance Industry

The insurance industry continued to grow during the 2016 fiscal year. Production amounted to Ps.211,027 million, 37.6% higher than in 2015. Out of total insurance production, 81% related to property insurance, 17% related to life and personal insurance and 2% related to retirement insurance. Within the 81% corresponding to property insurance, the automotive insurance segment comprised the most significant portion, with 45% of property insurance, followed by the workers’ compensation segment with 35%.

Within the life insurance business, group life insurance represented 69% of the segment, followed by individual life insurance, representing 14%, and personal accident insurance, representing 12%.

Inflation

Historically, inflation in Argentina has played a significant role in influencing, often negatively, the economic conditions in Argentina and, in turn, the operations and financial results of companies operating in Argentina, such as Grupo Financiero Galicia.

In fiscal year 2015, due to changes in the authorities at the Institute of Statistics, the WPI and CPI series were discontinued beginning in October 2015. The WPI index was republished beginning January 2016. A new CPI series was launched in May 2016, but did not contain historical information.

The chart below presents a comparison of inflation rates published by INDEC, measured by the WPI and the CPI, for the fiscal years 2016, 2015 and 2014. In 2016, annual variation of the CPI was calculated using the Consumer Price Index of the City of Buenos Aires, an alternative measure of inflation proposed by INDEC after it discontinued its index.

In addition, the chart below presents the evolution of the CER index, published by the Argentine Central Bank, used to adjust the principal of certain of our assets and liabilities, for the periods indicated.

	For the 12-month period ended December 31,
(in percentages)	2016	2015	2014
Price Indices (1) (2)
WPI	34.59	12.65	28.27
CPI	41.05	26.90	23.91
Adjustment Indices
CER	35.79	15.05	24.34

(1)	Data for December of each year as compared to December of the immediately preceding year, except for WPI in 2015, which corresponds to the interannual variation between October 2015 and October 2014, and WPI 2016, which corresponds the interannual accumulated variation, because the measurement of this index was discontinued.

Source: INDEC/the Argentine Central Bank.

(2)	The accuracy of the measurements of INDEC is in doubt, and the CPI and WPI could be substantially higher than those indicated by INDEC, for the fiscal years 2015 and 2014. For example, according to private sector estimates, the CPI approximately increased by 41% (rather than 23.9%) in 2014, 27% (rather than 18.6%) in 2015.

In the first two months of 2017, the CPI published by INDEC increased 3.8% and the CER increased 2.6% during the same period.

Currency Composition of Our Balance Sheet

The following table sets forth our assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER, as of the dates indicated.

	As of December 31,
	2016	2015	2014
	(In millions of Pesos)
Assets
In Pesos, Unadjusted	174,780	133,733	93,496
In Pesos, Adjusted by the CER	699	710	819
In Foreign Currency (1)	66,771	27,305	12,999

Total Assets	242,250	161,748	107,314

Liabilities and Shareholders’ Equity
In Pesos, Unadjusted, Including Shareholders’ Equity	175,380	134,431	94,091
In Pesos, Adjusted by the CER	99	12	11
In Foreign Currency (1)	66,771	27,305	13,212

Total Liabilities and Shareholders’ Equity	242,250	161,748	107,314

(1)	If adjusted to reflect forward sales and purchases of foreign exchange made by Grupo Financiero Galicia and recorded off-balance sheet, assets amounted to Ps. 82,616 and liabilities Ps 78,690 million as of December 31, 2016.

Funding of Banco Galicia’s long position in CER-adjusted assets through Peso-denominated liabilities bearing a market interest rate (and no principal adjustment linked to inflation) exposes Banco Galicia to differential fluctuations in the inflation rate and in market interest rates, with a significant increase in market interest rates vis-à-vis the inflation rate (which is reflected in the CER variation), which has a negative impact on our net financial income.

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

Transactions in foreign currency futures (specifically, U.S. Dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.

Results of Operations for the Fiscal Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

We discuss below our results of operations for the fiscal year ended December 31, 2016 as compared with our results of operations for the fiscal year ended December 31, 2015, and our results of operations for the fiscal year ended December 31, 2015 as compared with our results of operations for the fiscal year ended December 31, 2014.

Net Income/Loss

	Fiscal Year Ended			Change
	December 31,			December 31,
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Pesos, except percentages)
Consolidated Income Statement
Financial Income	36,608	25,844	19,860	10,764	5,984
Financial Expenses	20,239	13,402	10,321	6,837	3,081
Net financial Income	16,369	12,442	9,539	3,927	2,903
Provision for Losses on Loans and Other Receivables	3,533	2,214	2,411	1,319	(197)
Net income from Services	10,746	7,837	5,699	2,909	2,138
Income from Insurance Activities	2,452	1,801	1,238	651	563
Administrative Expenses	17,618	12,905	9,221	4,713	3,684

	Fiscal Year Ended			Change
	December 31,			December 31,
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Pesos, except percentages)
Minority Interest	(403)	(365)	(230)	(38)	(135)
Income / (Loss) from Equity Investments	80	100	213	(20)	(113)
Miscellaneous Income / (Loss), Net	1,278	443	503	835	(60)
Income Tax	3,353	2,801	1,992	552	809

Net income / (Loss)	6,018	4,338	3,338	1,680	1,000

Return on Average Assets (1)	3.48	3.83	3.85	(0.35)	(0.02)
Return on Average Shareholders’ Equity	35.03	35.54	39.07	(0.51)	(3.53)

(1)	For the calculation of the return on average assets, profits or losses corresponding to minority interests are excluded from net income.

Net income for the fiscal year ended December 31, 2016 was Ps.6,018 million, as compared to Ps.4,338 million for the fiscal year ended December 31, 2015 and Ps.3,338 million for the fiscal year ended December 31, 2014.

Net earnings per share for the fiscal year ended December 31, 2016 were Ps.4.63, as compared to Ps.3.34 for the fiscal year ended December 31, 2015 and Ps.2.57 for the fiscal year ended December 31, 2014.

The return on average assets and the return on average shareholders’ equity for the fiscal year ended December 31, 2016 were 3.48% and 35.03%, respectively, as compared to 3.83% and 35.54%, respectively, for the fiscal year ended December 31, 2015 and to 3.85% and 39.07%, respectively, for the fiscal year ended December 31, 2014.

Fiscal Year 2016 compared to Fiscal Year 2015

Net income for the fiscal year ended December 31, 2016 was Ps.6,018 million, as compared to Ps.4,338 million for the fiscal year ended December 31, 2015, representing Ps.1,680 million or 39% increase. Such increase was primarily attributable to:

•	a Ps.10,764 million increase in financial income, from Ps.25,844 million to Ps.36,608 million,

•	a Ps.2,909 million increase in net income from services, from Ps.7,837 million to Ps.10,746 million,

•	a Ps.651 million increase in income from insurance activities, from Ps.1,801 million to Ps.2,452 million, and

Such changes were partially offset by:

•	a Ps.1,319 million increase in provisions for loan losses and other receivables, from Ps.2,214 million to Ps.3,533 million.

•	a Ps.6,837 million increase in financial expenses, from Ps.13,402 million to Ps.20,239 million,

•	a Ps.4,713 million increase in administrative expenses, from Ps.12,905 million to Ps.17,618 million, and

•	a Ps.552 million increase in income tax, from Ps.2,801 million to Ps.3,353 million.

The growth in income as compared to the year ended December 31, 2015, was mainly due to the increase in operating income (net financial income plus net income from services), which increased due to the higher volume of intermediation with the private sector, together with a 36% increase in income from insurance activities. This effect was offset by a 60% increase in provisions for loan losses due to the evolution of credits in arrears of the consumer portfolio and to higher regulatory provisions on the normal portfolio as a consequence of the increase in the credit portfolio, and an increase of 37% in administrative expenses, as a consequence of the increase in the level of activity and the evolution of costs.

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

Financial Income

Our financial income was composed of the following:

	Fiscal Year Ended
	December 31,
	2016	2015	2014
	(in millions of Pesos)
Income on Loans and Other Receivables Resulting from Financial Brokerage and Premiums Earned on Reverse Repurchases	29,446	20,269	16,211
Income from Government and Corporate Securities, Net	5,809	4,323	2,448
Other (1)	1,353	1,252	1,201

Total	36,608	25,844	19,860

(1)	Reflects income from receivables from financial leases, premiums on forward sales of foreign currency, CER adjustment and, during fiscal year 2016 and 2014, results from foreign-exchange differences.

The following table shows our yields on interest-earning assets and cost of funds:

	As of December 31,
	2016		2015		2014
	Average		Average		Average
	Balance	Rate	Balance	Rate	Balance	Rate
	(in millions of Pesos, except rates)
Interest-Earning Assets	135,286	25.88	94,805	25.78	70,349	26.66

Government Securities	21,520	22.33	14,616	24.07	8,760	21.16
Loans	111,100	26.44	77,807	26.13	59,072	27.49
Other	2,666	31.21	2,382	24.91	2,517	26.54

Interest-Bearing Liabilities	101,319	16.85	66,071	16.65	52,081	16.53

Savings Accounts	27,487	0.16	14,428	0.19	10,186	0.20
Time Deposits	53,985	24.33	38,533	22.28	30,229	21.80
Debt Securities	15,550	18.64	10,460	17.65	8,976	16.54
Other Interest-bearing Liabilities	4,297	23.34	2,650	20.34	2,690	19.18

Spread and Net Yield
Interest Spread, Nominal Basis (1)		9.03		9.13		10.13
Net Yield on Interest-earning Assets (2)		13.26		14.18		14.42
Financial Margin (3)		12.10		13.12		13.56

(1)	Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER adjustment.
(2)	Net interest earned divided by average interest-earning assets. Interest rates include the CER adjustment.
(3)	Represents net financial income, divided by average interest-earning assets.

Fiscal Year 2016 compared to Fiscal Year 2015

Financial income for the fiscal year ended December 31, 2016 was Ps.36,308 million, as compared to Ps.25,844 million for the fiscal year ended December 31, 2015, representing a 42% increase. Such increase was the result of a higher average volume of interest-earning assets and of higher average yields.

The average of interest-earning assets increased Ps.40,481 million, from Ps.94,805 million for the fiscal year ended December 31, 2015 to Ps.135,286 million for the fiscal year ended December 31, 2016, representing a 43% increase. Of this increase, Ps.33,293 million was due to an increase in the average size of the loan portfolio and Ps.6,904 million was due to an increase in holdings of government securities.

The average yield on interest-earning assets for the fiscal year ended December 31, 2016 was 25.88%, as compared to 25.78% for the fiscal year ended December 31, 2015, a 10 b.p. increase that was a result of the 31 b.p. increase in the average interest rate obtained from loans to the private sector, which increase was partially offset by a 174 b.p. decrease in the average yields obtained from government securities.

The average amount of loans to the private sector for the fiscal year ended December 31, 2016, amounted to Ps.111,100 million, a 43% increase as compared to the Ps.77,807 million for the fiscal year ended December 31, 2015. This increase was primarily attributable to a Ps.16,506 million (or 29%) increase in credit cards, a Ps.6,053 million (or 65%) increase in personal loans and a Ps.2,546 million (or 11%) increase in promissory notes.

Credit growth was influenced by projects that were undertaken pursuant to the Credit Line for Productive Investment set forth by the Argentine Central Bank with the goal of financing investment projects and providing working capital for specific purposes and with certain characteristics. As of the end of fiscal year 2016, the outstanding amount of loans related to this credit line reached Ps.13,829 million, reflecting an increase of Ps.4,102 million or 42% as compared to fiscal year 2015. The increased growth under this credit line was recorded in check purchases for Ps.5,359 million.

According to Argentine Central Bank information, as of December 31, 2016, Banco Galicia’s estimated market share of loans to the private sector, excluding loans granted by the Regional Credit Card Companies, was 10.12% as of December 31, 2016, as compared to 9.68% as of December 31, 2015.

The average interest rate on total loans was 26.44% for the fiscal year ended December 31, 2016, as compared to 26.13% for the fiscal year ended December 31, 2015.

The average interest rate earned on Peso-denominated loans to the private sector was 29.03% for the fiscal year ended December 31, 2016, as compared to 27.23% for the fiscal year ended December 31, 2015, representing a 180 b.p. increase year-over-year. This interest rate was influenced by, among other things, loans that were undertaken pursuant to the Credit Line for Productive Investment (with nominal annual fixed rates of 17.00% beginning in November 1,2016 and 19.00% and 18.00% for the first and second part of the 2015 quota, respectively), and by the regulation issued by the Argentine Central Bank in June 2014 in order to establish caps on interest rates on loans. On December 17, 2015, through its Communiqué “A” 5853, the Argentine Central Bank removed such limits.

The average position in government securities for the fiscal year ended December 31, 2016 was Ps.21,520 million, reflecting an increase of 47% as compared to Ps.14,616 million for the fiscal year ended December 31, 2015, as a consequence of the increase of Ps.4,364 million in the average position on Peso-denominated government securities and of Ps.2,540 million in the average position on Dollar-denominated government bonds.

The increase in the average position in Pesos was due to higher balances in securities issued by the Argentine Central Bank (Lebacs) and, to a lesser extent, in debt securities and treasury bills issued by different provinces.

The increase in the average position in U.S. Dollar-denominated government securities was mainly due to the holdings of U.S. Dollar-denominated treasury bills.

The average yield on government securities for the fiscal year ended December 31, 2016 was 22.33%, as compared to 24.07% for the fiscal year ended December 31, 2015, a 174 b.p. decrease, as a consequence of a lower average yield in Dollars. Thus, the average interest rate on government securities denominated in Pesos for the fiscal year ended December 31, 2015 was 28.84%, as compared to 27.88% for the fiscal year ended December 31, 2015, a 96 b.p. increase, mainly due to the higher average rate accrued on provincial treasury bills and debt securities, while the average interest rate on government securities denominated in dollars decreased 551 b.p. from 8.47% for fiscal year ended December 31, 2015 to 2.96% for the fiscal year ended December 31, 2016.

The average “Other Interest-Earning Assets” for the fiscal year ended December 31, 2016 was Ps.2,666 million, as compared to Ps.2,382 million for the fiscal year ended December 31, 2015, representing an increase of 12%. The average rate on this item for the fiscal year ended December 31, 2016 was 31.21%, 631 b.p. higher as compared to 24.90% for the previous fiscal year. This increase was mainly attributable to the variation in the average rate of other Peso-denominated assets, which increased to 32.37% for the fiscal year ended December 31, 2016 from 25.97% for the fiscal year ended December 31, 2015.

The line item “Other Financial Income” recorded an increase of Ps.101 million, mainly due to the higher income from currency quotation differences, which was Ps.1,025 million profit in fiscal year ended December 31, 2016. For the fiscal year ended December 31, 2015, such line item included Ps.917 million profit from foreign currency futures transactions. For the fiscal year ended December 31, 2015 the result from currency quotation differences was negative and was disclosed under the item “Other” in the Financial Expenses table.

The following table indicates our market share in the segments listed below:

	Fiscal Year Ended
	December 31,
(in percentages)	2016	2015	2014
Total Deposits	7.96	7.42	6.63

	Fiscal Year Ended
	December 31,
(in percentages)	2016	2015	2014
Private-Sector Deposits
Total	9.92	9.40	8.79
Deposits in Checking and Savings Accounts and Time Deposits	10.17	9.65	9.06

Total Loans	9.80	8.91	8.07
Private-Sector Loans	10.12	9.68	8.76

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

The average of interest-earning assets increased Ps.24,456 million, from Ps.70,349 million for the fiscal year ended December 31, 2014 to Ps.94,805 million for the fiscal year ended December 31, 2015, representing a 35% increase, Ps.18,735 million of which was due to an increase in the average loan portfolio and Ps.5,857 million of which was due to an increase in holdings of government securities.

The average yield on interest-earning assets for the fiscal year ended December 31, 2015 was 25.78%, as compared to 26.66% for the fiscal year ended December 31, 2014, an 88 b.p. decrease that was a result of the 136 b.p. decrease in the average interest rate obtained from loans to the private sector, which decrease was partially offset by a 291 b.p. increase in the average yields obtained from government securities.

The average amounts of loans to the private sector for the fiscal year ended December 31, 2015, amounted to Ps.77,807 million, a 32% increase as compared to the Ps.59,072 million for the fiscal year ended December 31, 2014. Within the loans to the private sector segment (in final balances) increases of Ps.18,912 million or 51% in credit cards, Ps.6,448 million or 40% in promissory notes and Ps.4,562 million or 114% in advances, stood out.

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

The average interest rate earned on Peso-denominated loans to the private sector was 27.23% for the fiscal year ended December 31, 2015, as compared to 28.85% for the fiscal year ended December 31, 2014, representing a 162 b.p. decrease. This interest rate was influenced by, among other things, loans that were undertaken pursuant to the Credit Line for Productive Investment (with nominal annual fixed rates of 19.00% and 18.00% for the first and second part of the 2015 quota, respectively), and by the regulation issued by the Argentine Central Bank in June 2014 in order to establish caps on interest rates on loans. On December 17, 2015, through its Communiqué “A” 5853, the Argentine Central Bank removed such limits.

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

In fiscal year 2015, the line item “Other Financial Income” reflected an increase of Ps.51 million as compared to fiscal year 2014, mainly due to increased income from foreign-currency forward transactions, which amounts increased from Ps.830 million in fiscal year 2014 to Ps.917 million in fiscal year 2015. For the fiscal year ended December 31, 2014, such line item included Ps.13 million profit from currency quotation differences, composed of a Ps.241 million gain from foreign exchange brokerage activities and a Ps.228 million loss from the valuation of the foreign currency net position. For the fiscal year ended December 31, 2015, the result from currency quotation differences was negative and was disclosed under the item “Other” in the Financial Expenses table.

Financial Expenses

Our financial expenses were composed of the following:

	Fiscal Year Ended
	December 31,
	2016	2015	2014
	(in millions of Pesos)
Interest on Deposits	13,127	8,694	6,577
Notes	2,899	1,846	1,485
Contributions and Taxes	2,955	2,111	1,480
Other (1)	1,258	751	779

Total	20,239	13,402	10,321

(1)	Includes interest accrued on liabilities resulting from financial brokerage with international banks and credit entities, premiums payable on repurchase agreement transactions, CER adjustment and, during fiscal year 2015 and 2013, results from foreign-exchange differences.

Fiscal Year 2016 compared to Fiscal Year 2015

Financial expenses for the fiscal year ended December 31, 2016 were Ps.20,239 million, as compared to Ps.13,402 million for the fiscal year ended December 31, 2015, a 51% increase. Such growth was attributable to a 53% increase in the average balance of interest-bearing liabilities.

The average interest-bearing liabilities for the fiscal year ended December 31, 2016 were Ps.101,319 million, as compared to Ps.66,071 million for the fiscal year ended December 31, 2015. Such growth was attributable to a Ps.28,511 million increase in total interest-bearing deposits (saving accounts and time deposits), which increased from Ps.52,961 million to Ps.81,472 million, and to the Ps.5,090 million increase in the average balance of debt securities, from Ps.10,460 million to Ps.15,550 million.

With respect to the total average interest-bearing deposits for the fiscal year ended December 31, 2016, Ps.64,080 million were Peso-denominated deposits and Ps.17,392 million were Dollar-denominated deposits, as compared to Ps.48,130 million and Ps.4,831 million, respectively, for the fiscal year ended December 31, 2015. Average Peso-denominated deposits recorded an increase of 33%, with a growth of 35% in savings accounts and 32% in time deposits. Average deposits Dollar-denominated deposits increased 260% during fiscal year 2016, with increases of 355% and 158% in savings accounts and time deposits, respectively; a portion of such growth is explained by the impact of the Tax Amnesty Law and better expectations related to the macroeconomic context.

Using Argentine Central Bank information, considering only deposits from the private sector in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share was 10.17% for the fiscal year ended December 31, 2016, as compared to 9.64% for the fiscal year ended December 31, 2015.

Out of the total interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2016, the average interest rate on time deposits was 24.33% as compared to 22.28% for the fiscal year ended December 31, 2015, a 205 b.p. increase.

Peso-denominated deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2016 accrued at a 20.44% average interest rate, a 267 b.p. increase as compared to 17.77% for the fiscal year ended December 31, 2015. The rate of Dollar-denominated deposits for the fiscal year ended December 31, 2016 was 0.44%, as compared to 1.24% for the fiscal year ended December 31, 2015, an 80 b.p. decrease.

The average balance of debt securities for the fiscal year ended December 31, 2016 was Ps.15,550 million, an increase of Ps.5,090 million or 49% as compared to Ps.10,460 million for the fiscal year ended December 31, 2015. This growth was mainly attributable to the issuance of notes by Tarjeta Naranja, Tarjetas Cuyanas, CFA and Banco Galicia and to the variation in the quotation of the Dollar during the period and was partially offset by amortizations of outstanding notes during the fiscal year 2016.

The average interest rate for debt securities for the fiscal year ended December 31, 2016 was 18.64%, as compared to 17.65% for the fiscal year ended December 31, 2015.

The average balance of “Other Interest-Bearing Liabilities” for the fiscal year ended December 31, 2016 was Ps.4,297 million, with an average rate of 23.34%, representing an increase of 62% as compared to Ps.2,650 million for the fiscal year ended December 31, 2015, with an average rate of 20.34%. This item includes mainly Peso and Dollar-denominated debt with local and international banks and credit entities, and Peso and Dollar-denominated obligations in connection with repurchase agreement transactions for government securities.

The item “Other Financial Expenses” for the fiscal year ended December 31, 2016 was Ps.1,258 million, representing an increase of Ps.507 million or 68% as compared to Ps.751 million for the fiscal year ended December 31, 2015. As of December 31, 2016, financial expenses included Ps.877 million from interest on other financing and Ps.196 million from foreign-currency forward transactions.

Fiscal Year 2015 compared to Fiscal Year 2014

Financial expenses for the fiscal year ended December 31, 2015 were Ps.13,402 million, as compared to Ps.10,321 million for the fiscal year ended December 31, 2014, a 30% increase. Such growth was attributable to a 27% increase in the average balance of interest-bearing liabilities.

The average interest-bearing liabilities for the fiscal year ended December 31, 2015 were Ps.66,071 million, as compared to Ps.52,081 million for the fiscal year ended December 31, 2014. Such growth was attributable to the Ps.12,546 million increase in total interest-bearing deposits (saving accounts and time deposits), which increased from Ps.40,415 million to Ps.52,961 million, and to the Ps.1,484 million increase in the average balance of debt securities, from Ps.8,976 million to Ps.10,460 million.

With respect to the total average interest-bearing deposits for the fiscal year ended December 31, 2015, Ps.48,130 million were Peso-denominated deposits and Ps.4,831 million were Dollar-denominated deposits, as compared to Ps.37,140 million and Ps.3,276 million, respectively, for the fiscal year ended December 31, 2014. Average Peso-denominated deposits recorded an increase of 30%, with a growth of 37% in savings accounts and 27% in time deposits. Average deposits in Dollars increased 47% during fiscal year 2015, with increases of 70% and 29% in savings accounts and time deposits, respectively; a portion of such growth is explained by the evolution of the exchange rate during the period, as the exchange rate for the Dollar increased 52% during 2015.

Using Argentine Central Bank information, considering only deposits from the private sector in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share was 9.65% for the fiscal year ended December 31, 2015, as compared to 9.06% for the fiscal year ended December 31, 2014.

Out of the total interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2015, the average interest rate on time deposits stood out, which was 22.28% as compared to 21.80% for the fiscal year ended December 31, 2014, a 48 b.p. increase. This interest rate was influenced by the passage of Communiqué “A” 5640 of the Argentine Central Bank, which established beginning in October 2014 minimum interest rates for time deposits denominated in pesos corresponding to individuals (later companies were included) whose deposits do not exceed certain amounts.

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

The average balance of debt securities for the fiscal year ended December 31, 2015 was Ps.10,460 million, an increase of Ps.1,484 million or 17% as compared to Ps.8,976 million for the fiscal year ended December 31, 2014. This growth was mainly attributable to the issuance of notes by Tarjeta Naranja, Tarjetas Cuyanas, CFA and Grupo Financiero Galicia and to the variation in the quotation of the Dollar during the period, and was partially offset by amortizations of outstanding notes during the fiscal year 2015.

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

Net Financial Income

Fiscal Year 2016 compared to Fiscal Year 2015

Net financial income for the fiscal year ended December 31, 2016 was Ps.16,369 million, with a corresponding financial margin of 12.10%, as compared to Ps.12,442 million for the fiscal year ended December 31, 2015, with a corresponding financial margin of 13.12%.

Net financial income for the fiscal year ended December 31, 2016 (excluding the results from currency quotation differences and the results from foreign-currency forward transactions) amounted to Ps.15,536 million as compared to Ps.11,712 million income for the fiscal year ended December 31, 2015, with a corresponding financial margin of 11.48% and 12.35%, respectively. This variation was attributable to a lower spread (defined as the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities) which decreased to 9.03% for the fiscal year ended December 31, 2016 from 9.13% for the fiscal year ended December 31, 2015, influenced by the lower interest rate accrued on government securities (174 b.p.). This decrease was partially offset by a higher volume of intermediation.

Fiscal Year 2015 compared to Fiscal Year 2014

Net financial income for the fiscal year ended December 31, 2015 was Ps.12,442 million, with a corresponding financial margin of 13.12%, as compared to Ps.9,539 million for the fiscal year ended December 31, 2014, with a corresponding financial margin of 13.56%.

Net financial income for the fiscal year ended December 31, 2015 (excluding the results from currency quotation differences and the results from foreign-currency forward transactions) amounted to Ps.11,712 million as compared to Ps.8,960 million income for the fiscal year ended December 31, 2014, with a corresponding financial margin of 12.35% and 12.74%, respectively. This variation was attributable to a lower spread (defined as the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities) which decreased to 9.13% for the fiscal year ended December 31, 2015 from 10.13% for the fiscal year ended December 31, 2014, influenced by the lower interest rate accrued on loans (136 b.p.), as a consequence of loans that were undertaken pursuant to the Credit Line for Productive Investment and the regulation issued by the Argentine Central Bank in June 2014 in order to establish caps on interest rates on loans (on December 17, 2015 through its Communiqué “A” 5853, the Argentine Central Bank removed such limits). This decrease was partially offset by a higher volume of intermediation.

Provision for Losses on Loans and Other Receivables

Fiscal Year 2016 compared to Fiscal Year 2015

Provisions for losses on loans and other receivables for the fiscal year ended December 31, 2016 were Ps.3,533 million, as compared to Ps.2,214 million for the fiscal year ended December 31, 2015, a Ps.1,319 million increase which was primarily attributable to an increase in the amount of consumer portfolios in arrears and by higher regulatory provisions on the normal portfolio as a consequence of the increase in the size of the credit portfolio.

The non-accrual loan portfolio as of December 31, 2016 represented 3.31% of total loans, recording a 0.20 p.p. deterioration as compared to the 3.11% ratio recorded a year before. The coverage of the non-accrual portfolio with allowances decreased from 112.41% as of December 31, 2015 to 100.06% as of December 31, 2016. During fiscal year 2016, Banco Galicia established allowances for loan losses equal to Ps.3,389 million.

Direct charges, net of recoveries, represented a gain of Ps.272 million. Charge-offs against allowances for loan losses were equal to Ps.2,125 million, as compared to Ps.1,203 million as of the end of fiscal year 2015, which increase mainly related to the maturing of the portfolio.

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

The non-accrual loan portfolio as of December 31, 2015 represented 3.11% of total loans, recording a 0.46 p.p. improvement as compared to the 3.57% ratio recorded a year before. The coverage of the non-accrual portfolio with allowances decreased from 105.78% as of December 31, 2014 to 112.41% as of December 31, 2015. The improvement of both ratios as compared to the prior fiscal year is related to the better performance of the portfolio during 2015. During 2015, Banco Galicia established allowances for loan losses equal to Ps.2,128 million.

Direct charges, net of recoveries, represented a gain of Ps.226 million. Charge-offs against allowances for loan losses were equal to Ps.1,203 million, as compared to Ps.1,840 million as of the end of fiscal year 2014, which increase mainly related to the maturing of the portfolio.

Net Income from Services

Our net income from services consisted of:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Pesos)			(in percentages)
Income From
Credit and Debit Cards	10,194	7,263	5,376	40	35
Deposit Accounts	2,580	1,960	1,341	32	46
Credit-related Fees	374	314	227	19	38
Check Collection	354	276	182	28	52
International Trade	357	214	180	67	19
Safe Deposit Box	229	193	167	19	16
Collection Services (Taxes and Utility Bills)	246	169	126	46	34
CFA	270	250	137	8	82
Financial Fees	155	137	97	13	41
Cash Management	138	91	69	52	32
Services for Shipments	46	53	59	(13)	(10)
Other (1)	902	551	345	64	60

Total Income	15,845	11,471	8,306	38	38

Total Expenses	5,099	3,634	2,607	40	39

Net Income from Services	10,746	7,837	5,699	37	38

(1)	Includes, among others, fees from investment banking activities, asset management, assets under custody and guarantees granted.

Fiscal Year 2016 compared to Fiscal Year 2015

Net income from services for the fiscal year ended December 31, 2016 was Ps.10,746 million, as compared to Ps.7,837 million for the fiscal year ended December 31, 2015, a 37% increase. The evolution in the business volume and the rise in prices (in compliance with the procedures established by the regulations of the Argentine Central Bank related to individuals), account for the increases in most of the items noted in the chart above.

The most noteworthy increases in fees were those related to national and regional credit cards which increased by 40% as compared to the fees charged in fiscal year 2015, to deposit accounts which increased 32% as compared to fiscal year 2015, and to international trade which increased 67% as compared to fiscal year 2015.

Total deposit accounts for the fiscal year ended December 31, 2016 were 4.0 million, representing a 12% increase.

Banco Galicia’s income from credit and debit card transactions, on an individual basis, for the fiscal year ended December 31, 2016 was Ps.4,543 million, as compared to Ps.3,214 million for the fiscal year ended December 31, 2015, a 41% increase. Such increase was mainly attributable not only to the greater number of credit cards managed, but also to the greater average amount of purchases made with each card during the year. The total number of cards managed by Banco Galicia excluding those issued by the Regional Credit Card Companies and CFA, for the fiscal year ended December 31, 2016 was 3.7 million, as compared to 3.4 million for the fiscal year ended December 31, 2015, a 7% increase.

Income from services corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2016 was Ps.5,651 million, as compared to Ps.4,049 million for the fiscal year ended December 31, 2015, a 40% increase. Such increase was mainly attributable to an increase in the amount of purchases made during the fiscal year together with a greater number of issued credit cards. The Regional Credit Card Companies had issued 11 million credit cards as of December 31, 2016, as compared to 10 million credit cards as of December 31, 2015, a 5% increase.

Consequently, income generated from credit card transactions amounted to Ps.10,194 million in 2016, Ps.2,931 million higher from the Ps.7,263 million generated in 2015.

Expenses from services for the fiscal year ended December 31, 2016 were Ps.5,099 million, as compared to Ps.3,634 million for the fiscal year ended December 31, 2015, representing a 40% increase. Such increase was mainly attributable to the growth in expenses related to credit and debit card transactions and to the total benefits program, together with a higher turnover tax.

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

The following table sets forth the number of credit cards outstanding as of the dates indicated:

	December 31,						% Change
							December 31,
Credit Cards	2016		2015		2014		2016/2015	2015/2014
	(number of credit cards, except otherwise noted)						(percentages)
Visa		2,156,402		2,088,236		1,750,960	3	19
“Gold”		473,756		459,767		395,732	3	16
International		1,204,446		1,138,234		906,701	6	26
Domestic		46,271		57,224		68,980	(19)	(17)
“Business”		111,306		99,155		85,039	12	17
“Corporate”		3,262		3,271		3,241	0	1
“Platinum”		317,361		330,585		291,267	(4)	13
Galicia Rural		17,846		17,548		17,107	2	3
American Express		1,014,931		1,059,707		986,962	(4)	7
“Gold”		311,942		329,011		307,072	(5)	7
International		445,400		465,815		427,932	(4)	9
Platinum		257,589		264,881		251,958	(3)	5
MasterCard		485,650		264,487		126,880	84	108
“Gold”		134,501		78,091		43,824	72	78
MasterCard		263,597		166,049		82,652	59	101
Argencard		274		326		404	(16)	(19)
“Platinum”		49,967		13,534		—	269	100
“Black”		37,311		6,487		—	475	100
Regional Credit Card Companies		10,459,445		9,973,612		8,879,717	5	12
Local Brands (1)		5,249,000		5,054,456		4,654,234	4	9
Visa		4,452,617		4,211,135		3,646,229	6	15
MasterCard		702,687		660,534		537,947	6	23
American Express		55,141		47,487		41,307	16	15
CFA		176,061		159,435		170,930	10	(7)
Visa		163,763		145,361		155,228	13	(6)
MasterCard		12,298		14,074		15,702	(13)	(10)

Total		14,310,335		13,563,025		11,932,556	6	14

Total Amount of Purchases (in millions of Pesos)	Ps.	209,440	Ps.	146,508	Ps.	101,814	43	44

(1)	It corresponds to Tarjeta Naranja, Tarjetas Cuyanas, Tarjetas del Mar and La Anónima.

Administrative Expenses

The following table sets forth the components of our administrative expenses:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Pesos)			(in percentages)
Salaries and Social Security Contributions	8,247	6,150	4,549	34	35
Personnel Services	372	262	150	42	75
Amount Accrued in Relation to Directors’ and Syndics’ Compensation	80	111	85	(28)	31
Advertising and Publicity	749	545	414	37	32
Electricity and Communications	460	308	249	49	24
Property-related Expenses	776	553	466	40	19
Taxes	1,719	1,219	851	41	43
Other	5,215	3,757	2,457	39	53

Total	17,618	12,905	9,221	37	40

Fiscal Year 2016 compared to Fiscal Year 2015

Administrative expenses for the fiscal year ended December 31, 2016 were Ps.17,618 million, as compared to Ps.12,905 million for the fiscal year ended December 31, 2015, a 37% increase.

Salaries, social security contributions and expenses related to personnel services for the fiscal year ended December 31, 2016 were Ps.8,619 million, as compared to Ps.6,412 million for the fiscal year ended December 31, 2015, a 34% increase. Such increase was mainly attributable to the salary increase agreement with the unions. For the fiscal year ended December 31, 2015, the staff of Grupo Financiero Galicia and its subsidiaries was composed of 12,131 employees, while as of the end of fiscal year 2016 the same staff was composed of 11,956 employees.

The remaining administrative expenses for the fiscal year ended December 31, 2016 were Ps.8,999 million, as compared to Ps.6,493 million for the fiscal year ended December 31, 2015, a 39% increase. Such increase was mainly attributable to the increase in amounts payable due to the different services provided.

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

Income from Insurance Activities

The following table shows the results generated on insurance activities:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2016	2015	2014	2016/2015	2015/2014
	(in millions of Pesos)			(in percentages)
Earned premiums and surcharges accrued	3,413	2,516	1,688	36	49
Claims accrued	(490)	(358)	(235)	37	52
Surrenders	(6)	(5)	(4)	20	25
Annuities	(5)	(4)	(4)	25	0
Underwriting, claims related and running expenses	(501)	(350)	(219)	43	60
Other income (Loss)	41	2	12	1,950	(83)

Total	2,452	1,801	1,238	36	45

Fiscal Year 2016 compared to Fiscal Year 2015

Income (loss) from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) totaled Ps. 2,452 million as of December 31, 2016, a 36% increase as compared to the Ps. 1,801 million of income recorded for the fiscal year ended December 31, 2015. This increase was mainly due to the increase in the volume of premiums written, primarily due to the evolution of the commercialization of property and life insurance products sold. During fiscal year 2016, Galicia Seguros S.A. earned Ps. 3,413 million from premiums and surcharges accrued during the period, representing an increase of approximately 36% as compared to fiscal year 2015.

In fiscal year 2016, the claims ratio remained at similar levels to those presented in the previous year.

With respect to sales, as of the end of fiscal year 2016, annualized premiums equaled Ps. 1,059 million of annualized premiums, an increase of approximately 49%, as compared to Ps.709 million as of the end of fiscal year 2015.

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

Income/(Loss) from Equity Investments

Fiscal Year 2016 compared to Fiscal Year 2015

Income from equity investments for the fiscal year ended December 31, 2016 was Ps.80 million, as compared to Ps.100 million for the fiscal year ended December 31, 2015. The 20% decrease was mainly attributable to the fact that fiscal year 2016 recorded lower dividends from VISA Argentina S.A. This effect was partially offset by a higher dividend paid to Interbanking S.A.

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

Miscellaneous Income/(Loss), Net

Fiscal Year 2016 compared to Fiscal Year 2015

Miscellaneous net income for the fiscal year ended December 31, 2016 was Ps.1,278 million, as compared to Ps.443 million for the fiscal year ended December 31, 2015.

The higher income of Ps.835 million was mainly due to the sale of a property owned by Banco Galicia, an increase in profits from loans recovered and punitive interest and to lower net other provisions.

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

Income Tax

Fiscal Year 2016 compared to Fiscal Year 2015

The income tax charge for the fiscal year ended December 31, 2016 was Ps.3,353 million, as compared to Ps.2,801 million for the fiscal year ended December 31, 2015, a Ps.552 million increase.

The effective income tax rate for fiscal year 2016 was 35.8%, lower than the 39.2% recorded in 2015.

Fiscal Year 2015 compared to Fiscal Year 2014

The income tax charge for the fiscal year ended December 31, 2015 was Ps.2,801 million, as compared to Ps.1,992 million for the fiscal year ended December 31, 2013, a Ps.809 million increase.

The effective income tax rate for fiscal year 2015 was 39.2%, higher than the 37.4% recorded in 2014.

U.S. GAAP and Argentine Banking GAAP Reconciliation

General

We prepare our financial statements in accordance with Argentine Banking GAAP. The more significant differences between Argentine Banking GAAP and U.S. GAAP relate to the determination of the allowance for loan losses, the carrying value of certain government securities and receivables for government securities, the accounting of Banco Galicia’s foreign debt restructuring, goodwill, securitization and recognition of deferred income taxes. For more detail on differences in accounting treatment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2016, see Note 34 to our consolidated financial statements.
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

The following table shows the allowance for loan losses for the periods indicated under Argentine Banking GAAP and U.S. GAAP and the corresponding shareholders’ equity adjustment under U.S. GAAP:

	December 31, 2016	December 31, 2015	December 31, 2014
	(in millions of Pesos)
Argentine Banking GAAP	4,766.3	3,621.7	2,678.1
U.S. GAAP
ASC 310
Allowance for Loan Losses	97.4	159.4	97.0
ASC 450	4,662.2	3,438.6	2,558.8

U.S. GAAP Shareholders’ Equity Adjustment (1)	6.6	23.8	22.2

(1)	Including qualitative and quantitative adjustments.

ASC 310 Analysis

The non-performing commercial loan portfolio is comprised of loans falling into the following classifications of the Argentine Central Bank:

•	“With Problems”

•	“High Risk of Insolvency”

•	“Uncollectible”

The following table shows our loan loss reserve under ASC 310 for our non-performing commercial loan portfolio as of the dates indicated.

	December 31, 2016	December 31, 2015	December 31, 2014
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP – ASC 310 Analysis	97.4	159.4	97.0

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

The increase in the allowances recorded under ASC 450 is mostly due to a higher volume of credit card transactions and personal loans granted during 2016 and 2015 and the worsening of macroeconomic factors, such as the inflation and unemployment rates. The table below shows our loan loss reserve under ASC 450 for consumer and performing commercial loans as of the dates indicated.

	December 31, 2016	December 31, 2015	December 31, 2014
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP – ASC 450 Analysis	4,662.2	3,438.6.4	2,558.8

In addition to assessing the reasonableness of the loan loss reserve as described above, Grupo Financiero Galicia makes an overall determination of the adequacy of each period’s reserve based on such ratios as:

•	Loan loss reserves as a percentage of non-accrual loans,

•	Loan loss reserves as a percentage of total amounts past due, and

•	Loan loss reserves as a percentage of past-due unsecured amounts.

The table below shows the above-mentioned ratios as of the dates indicated.

	December 31, 2016	December 31, 2015	December 31, 2014
Loan Loss Reserves as a Percentage of Non-accrual Loans	128.53%	135.35%	129.78%
Loan Loss Reserves as a Percentage of Total Amounts Past Due	83.53%	94.13%	81.86%
Loan Loss Reserves as a Percentage of Past-due Unsecured Amounts	145.61%	153.26%	153.96%

The allowance for loan losses has increased approximately 30% during 2016 under U.S. GAAP. This variation is due to an increase in the portfolio of loans to the private sector and to the qualitative approach reflecting current economic conditions, industry performance trends, geographic or obligor concentrations, within each portfolio segment required for smaller-balance impaired and unimpaired.

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

Under U.S. GAAP, all of these assets are carried at fair value as fully explained in Note 34 to our financial statements and “-U.S. GAAP-Critical Accounting Policies”.

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

During 2016, Grupo Galicia prepaid certain subordinated negotiable obligations, which were originally scheduled to be paid in 2019. Consequently, no shareholders’equity adjustment was recorded as of December 31, 2016.

Shareholders’ equity adjustments between Argentine Banking GAAP and U.S. GAAP as of December 31, 2015, amounted to Ps.(69) million.

Securitizations

The following table summarizes the adjustment for U.S. GAAP purposes related to securitization transactions as of December 31, 2016 and 2015:

	As of December 31,
	2016			2015
	(In millions of Pesos)
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’ Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’ Equity Adjustment
Galtrust I (1)	505	541	36	686	715	29

Total	505	541	36	686	715	29

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

The retained interest in the trust was recorded under Argentine Central Bank rules in the “Other Receivables from Financial Brokerage”, and its balance as of December 31, 2016 and 2015, was Ps.505 million and Ps.686 million, respectively.

In accordance with ASC 810, Grupo Financiero Galicia was deemed to be the primary beneficiary of this trust and, therefore, the Bank reconsolidated the assets and liabilities of the mentioned trust. Upon consolidation, the Bogar Bonds were classified as available-for-sale securities and measured at fair value with changes recorded in other comprehensive income.

Debt securities originated in connection with this financial trust were cancelled as of December 31, 2014.

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

Additional information required by U.S. GAAP

The table below presents the aggregated assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

	As of December 31,
(In millions of Pesos)	2016	2015
Cash and Due from Banks	Ps.36	Ps.27
Government Securities and Promissory Notes	469	659
Loans	19	16

Accrued interest, adjustments and exchange rate differences receivable	—	—
Allowances	—	—
Investment	6	—
Other Assets	(1)	7

Total Assets	Ps.530	Ps.709

Debt Securities	Ps.—	Ps.—
Accrued interest	—	—
Certificates of Participation	528	708
Other Liabilities	2	1

Total Liabilities	Ps.530	Ps.709

Our maximum loss exposure, which amounted to Ps.530 million and Ps.709 million as of December 31, 2016 and 2015, respectively, is based on the unlikely events that all the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on our balance sheet.

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

As of December 31, 2014 we had a balance of Ps.50 millon related to the negative goodwill. As of the end of fiscal year 2015, we had fully amortized the negative goodwill.

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

Summary

As a result of the above and other differences, our net income and shareholders’ equity under Argentine Banking GAAP and U.S. GAAP for the periods indicated were as follows:

	Net Income (Loss)		Shareholders’ Equity (Deficit)
	Argentine Banking GAAP	U.S. GAAP	Argentine Banking GAAP	U.S. GAAP
	(in millions of Pesos)
Fiscal Year 2016	6,018	6,037	20,353	20,087
Fiscal Year 2015	4,338	4,336	14,485	14,383
Fiscal Year 2014	3,338	3,504	10,246	10,243

The significant differences that result between shareholders’ equity under U.S. GAAP and shareholders’ equity under Argentine Banking GAAP primarily reflect that:

•	Under U.S. GAAP, ASC 850-40 defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Under U.S. GAAP, only second stage costs should be capitalized. Under Argentine Banking GAAP, the Bank capitalized costs relating to all three of the stages of software development.

•	The difference between the consideration transferred for the acquisition of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and the fair value of the assets acquired and liabilities assumed was recognized as a gain in earnings on the acquisition date. Instead, under Argentine Banking GAAP, such difference was recorded in the line item Liabilities-Provisions. Pursuant to the Argentine Central Bank regulations, negative goodwill must be charged to Income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization.

•	The recognition of the Deferred Income Taxes differs under Argentine Banking GAAP as compared to U.S. GAAP. Under Argentine Banking GAAP banking companies are not allowed to record Deferred Income Tax, as such Grupo Galicia and its non-banking subsidiaries have recognized a deferred tax asset for local purposes. As such, the U.S. GAAP adjustment includes: (a) Deferred Income Taxes for banking companies not recorded for local purposes and; (b) tax effects on the US GAAP adjustments including in the reconciliation.

•	In accordance with U.S. GAAP under ASC 310, loan origination fees net of certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield. Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs.

•	The significant differences that result between net income under U.S. GAAP and net income under Argentine Banking GAAP primarily reflect that under U.S. GAAP the difference between the consideration transferred for the acquisition of CFA and Cobranzas y Servicios S.A. and the fair value of the assets acquired and liabilities assumed was recognized as a gain in earnings on the acquisition date. Instead, under Argentine Banking GAAP, the negative goodwill is charged to Income on a straight-line basis during 60 months.

Results by Segments

The presentation of our segment disclosures for the years ended December 31, 2016, 2015 and 2014 corresponds with our internal reporting structure, considering the banking business as one single segment that is evaluated regularly by our management in deciding how to allocate resources and in assessing the performance of our business.

We measure the performance of each of our business segments primarily in terms of “Net income”, in accordance with the regulatory reporting requirements of the Argentine Central Bank. Net income and other information by segment are based on Argentine Banking GAAP and are consistent with the presentation of our consolidated financial statements.

Our disclosure segments are as follows:

•	Banking: our banking business segment represents Banco Galicia.

•	Regional Credit Cards: our regional credit cards business segment represents the accounts of Tarjetas Regionales consolidated with its subsidiaries and of Tarjetas del Mar.

•	CFA: the CFA business segment primarily extends unsecured personal loans to low and middle-income segments of the Argentine population. It represents the accounts of Compañía Financiera Argentina and Cobranzas y Servicios.

•	Insurance: our insurance business segment represents the accounts of Sudamericana and its subsidiaries.

•	Other Grupo Galicia Businesses: this segment includes the results of Net Investment, Galicia Warrants, Galicia Administradora de Fondos (since April 2014, when Banco Galicia sold its interest in the company to Grupo Financiero Galicia) and Galicia Valores.

Our results by segment are shown in Note 30 to our audited consolidated financial statements. Below is a discussion of our results of operations by segment for the years ended December 31, 2016, December 31, 2015 and December 31, 2014.

Banking

The table below shows the results of our banking business segment.

	For the year ended December 31,
In millions of Pesos, except percentages	2016	2015	2014
Net Financial Income	10,512	8,353	6,528
Net Income from Services	6,010	4,172	2,965

Net Operating Revenue	16,522	12,525	9,493

Provisions for Loan Losses	1,526	1,061	1,265
Administrative Expenses	10,146	7,395	4,981

Net Operating Income	4,850	4,069	3,247

Income from Equity Investments
Tarjetas Regionales SA	1,098	1,179	587
Compañía Financiera Argentina	345	57	287
Sudamericana	90	50	28
Others	156	146	205

Income from Equity Investments	1,689	1,433	1,107

Other Income (Loss)	409	(67)	99

Pre-tax Income	6,948	5,435	4,453

Income Tax Provision	1,854	1,522	1,295

Net Income	5,094	3,913	3,158

Net Income as a % of Grupo Financiero Galicia’s Net Income	85%	90%	95%
Average Loans	84,002	58.277	43,372
Average Deposits	108,820	72.974	54,417

Net income for this segment amounted to Ps.5,094 million, a Ps.1,181 million increase, or 30%, as compared to Ps.3,913 million for the fiscal year ended December 31, 2015, which in turn was Ps.755 million higher than the Ps.3,158 million for the fiscal year ended December 31, 2014.

The Ps.1,181 million increase in net income was primarily a result of an increase of Ps.3,996 million in net operating revenues, offset by higher provisions for loans losses of Ps.465 million, higher administrative expenses in an amount of Ps.2,751 million and higher income tax in an amount of Ps.332 million.

The increase in net income for the fiscal year 2016 as compared to the fiscal year 2015 was primarily attributable to the growth in net operating income, which was lower than the increase in administrative expenses, and, as a consequence, there was deterioration in the efficiency ratio.

During the fiscal year ended December 31, 2016, the growth in net financial income was due to the increase in the volume of financial intermediation with the private sector, partially offset by a decrease in financial margins.

The average of interest-earning assets as of the end of fiscal year 2016 experienced an increase as compared to fiscal year ended December 31, 2015, due to the growth recorded in loans to the private sector. This increase was primarily attributable to a Ps.8,766 million or 26% increase in credit cards, a Ps.3,781 million or 60% increase in personal loans, a Ps.1,497 million or 17% increase in advances and a Ps.191 million or 39% increase in pledge loans.

Credit growth was influenced by projects that were undertaken pursuant to the Credit Line for Productive Investment set forth by the Argentine Central Bank. As of December 31, 2016, the outstanding amount of loans related to this credit line was Ps.13,829 million. For more information, see Item 5. “Operating and Financial Review and Prospects”-Item 5.A. “Operating Results”-“Results of Operations”.

According to information provided by the Argentine Central Bank, as of December 31, 2016, Banco Galicia’s estimated market share of loans to the private sector was 9.64%, as compared to 9.26% as of December 31, 2015 and 8.27% as of December 31, 2014.

The average position in government securities for the fiscal year ended December 31, 2016 increased as compared to the fiscal year ended December 31, 2015, due to higher balances, primarily, in securities issued by the Argentine Central Bank, accompanied by an increased position in government securities denominated in pesos and in foreign currency for Ps.1,812 million and Ps.2,404 million, respectively. The average yield on government securities recorded an increase both in transactions denominated in pesos as well as in foreign currency.

Financial expenses as of the end of fiscal year 2016 increased as compared to the previous fiscal year, as a consequence of a higher average balance of interest-bearing liabilities combined with an increase in the average cost thereof.

Out of total interest-bearing liabilities, variations in transactional deposits stood out, which were higher than the increase recorded in time deposits. In addition, the increase in the average rate on interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2016 as compared to the previous fiscal year, was mainly attributable to the evolution of the interest rate on time deposits, which was in line with the financial system dynamics.

According to information provided by the Argentine Central Bank, as of December 31, 2016, Banco Galicia’s estimated market share of deposits from the private sector was 9.83%, as compared to 9.35% as of December 31, 2015 and 8.65% as of December 31, 2014.

Net income for the fiscal year ended December 31, 2016, included a Ps.974 million gain from currency quotation differences, comprised of a Ps.1,153 million gain from foreign exchange brokerage activities and a Ps.179 million loss from the valuation of the foreign currency net position and the result from foreign currency forward transactions. Net income for the fiscal year ended December 31, 2015, included a Ps.858 million gain from currency quotation differences, comprised of a Ps.350 million gain from foreign exchange brokerage activities and a Ps.507 million gain from the valuation of the foreign currency net position and the result from foreign currency forward transactions.

Net income from services was Ps.6,010 million for the fiscal year ended December 31, 2016, as compared to Ps.4,172 million for the fiscal year ended December 31, 2015, a 44% increase, which in turn was 41% higher than the Ps.2,965 million for the fiscal year ended December 31, 2014. The increase in the business volume and the rise in prices (in compliance with the procedures established by the regulations of the Argentine Central Bank for fees related to individuals), account for the increases.

The main components of income from services are fees related to credit and debit card transactions, deposit accounts, foreign exchange brokerage activities and insurance. With respect to credit cards, the most important component for the Bank’s income from services, revenue from such segment increased 41% for the fiscal year ended December 31, 2016, with 3.7 million credit cards managed, compared to 3.4 million for the fiscal year ended December 31, 2015 and to 2.9 million for the fiscal year ended December 31, 2014. Such growth was accompanied by an increase in consumption during the past three fiscal years.

Provisions for loan losses and other receivables were Ps.1,526 million for the fiscal year ended December 31, 2016, representing an increase of Ps.465 million as compared to Ps.1,061 million for the fiscal year ended December 31, 2015, primarily due to the evolution of credits in arrears of the consumer portfolio and to higher regulatory provisions on the normal portfolio as a consequence of the increase in the credit portfolio. Provisions for loan losses and other receivables as of the fiscal year ended December 31, 2015, represented an decrease of Ps.204 million as compared to Ps.1,265 million for the fiscal year ended December 31, 2014, primarily attributable to the better performance of the commercial portfolio.

Administrative expenses were Ps.10,146 million for the fiscal year ended December 31, 2016, as compared to Ps.7,395 million for the fiscal year ended December 31, 2015, a 37% increase. In turn, administrative expenses for the fiscal year ended December 31, 2015, were 48% higher as compared to Ps.4,981 million for the fiscal year ended December 31, 2014. These increases were attributable to both higher personnel expenses and other administrative expenses.

The increase in personnel expenses (salaries, Argentine social security contributions and expenses related to personnel services) was mainly due to salary increases agreed upon with the union. As of the fiscal year ended December 31, 2016 the Bank had 5,799 employees, while as of the fiscal year ended December 31, 2015 the Bank had 5,573 employees.

The increase in other administrative expenses was mainly due to the increase of expenses related to services provided to the Bank.

Income from equity investments was Ps.1,690 million for the fiscal year ended December 31, 2016, Ps.257 million higher as compared to Ps.1,433 million for the fiscal year ended December 31, 2015, which in turn was Ps.326 million higher than the Ps.1,107 million for the fiscal year ended December 31, 2014. The increase recorded in the fiscal year ended December 31, 2016 was mainly attributable to (i) higher profits from CFA, for Ps.288 million, from Ps.57 million as of fiscal year ended December 31, 2015 to Ps.345 million in fiscal year 2016 (net of eliminations of results from transactions with related companies), as a consequence of amortization of the negative goodwill generated from the acquisition of CFA, which was completed as of June 30, 2015, (ii) the higher profits from Sudamericana Holding, in an amount of Ps.90 million and (iii) higher profits from other income from equity investments, in an amount Ps.156 million. These positive trends were partially offset by the lower profits from Tarjetas Regionales in the amount of Ps.81 million, mainly due to the increase in net operating revenues, offset by increases in administrative expenses and income taxes and. For more information, see “-Regional Credit Cards”, “-CFA” and “-Insurance”.

Other net income for the fiscal year ended December 31, 2016 was Ps.409 million, Ps.476 million higher as compared to the Ps.67 million loss profit for the fiscal year ended December 31, 2015, which was lower than the Ps.99 million for the fiscal year ended December 31, 2014. Other net income for the fiscal year 2016 was the consequence of the sale of a property owned by Banco Galicia, higher loans recovered and higher punitive interest, partially offset by lower establishment of net allowances.

The income tax charge during the fiscal year ended December 31, 2016 was Ps.1,854 million, Ps.332 million higher than the Ps.1,522 million for fiscal year 2015.

Regional Credit Cards

The table below shows the results of our regional credit cards business segment.

	For the year ended December 31,
In millions of Pesos, except percentages	2016	2015	2014
Net Financial Income	4,019	2,685	1,714
Net Income from Services	5,267	4,221	3,261

Net Operating Revenue	9,286	6,906	4,975

Provisions for Loan Losses	1,661	753	776
Administrative Expenses	5,676	4,168	3,197

Net Operating Income	1,949	1,985	1,002

Income from Equity Investments	—	—	(14)
Other Income (Loss)	626	427	314
Minority Interests	—	—	—

Pre-tax Income	2,575	2,412	1,302

Income Tax Provision	1,118	863	517

Net Income	1,457	1,549	785

Net Income as a % of Grupo Financiero Galicia’s Net Income	24%	36%	24%
Average Loans	23,132	16,415	12,727

For the fiscal year ended December 31, 2016, the Regional Credit Card Companies recorded net income of Ps.1,457 million, as compared to Ps.1,549 million for the fiscal year ended December 31, 2015, representing a Ps.93 million or 6% decrease.

The increase in income corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2016 was mainly attributable to an increase in net operating revenues of Ps.2,380 million partially offset by increases of provisions for loan losses of Ps.908 million, Ps.1,508 million in administrative expenses and Ps.255 million in income tax.

The net operating revenues for the fiscal year ended December 31, 2016 amounted to Ps.9,286 million, a 34% increase above the Ps.6,906 million for fiscal year ended December 31, 2015, as a result of higher net financial income for Ps.1,333 million and higher net income from services for Ps.1,046 million. The increase in net operating income was due to the growth of the average amount of purchases and financing, and to an increase in the number of transactions.

As of December 31, 2016, provisions for loan losses amounted to Ps.1,661 million, Ps.908 million higher than in the previous fiscal year, mainly due to increased levels of default by the Regional Credit Card Companies’ customers.

Administrative expenses for the fiscal year ended December 31, 2016 amounted to Ps.5,676 million, a 36% increase from the fiscal year ended December 31, 2015, mainly due to the salary increase agreed upon with unions, the higher level of economic activity and the higher costs during the period.

In fiscal year 2016, other net income amounted to Ps.626 million, 47% above the Ps.427 million recorded a year before, which in turn was 36% higher than fiscal year 2014. Both annual variations were the result of an increase in loans recovered.

The income tax charge during fiscal year 2016 was Ps.1,118 million, Ps.255 million higher than in fiscal year 2015.

The Regional Credit Card Companies experienced growth in the following key indicators during the fiscal year ended December 31, 2016, as compared to the fiscal year ended December 31, 2015 (due to the significance of the transactions, the following variations correspond to Tarjeta Naranja and Tarjetas Cuyanas):

•	average statements issued: 5% growth, reaching an annual average of 3.3 million customers;

•	increase in retail sales: 42%, from Ps.71,608 million to Ps.101,806 million;

•	increase in loan portfolio: 42%, amounting to Ps.42,463 million; and

•	increase in the number of purchase transactions: 10%, reaching 163 million.

Regarding the distribution network, in the fiscal years ended December 31, 2016 and December 31, 2015, there were 260 service centers. During fiscal year 2016 new openings of branches in CABA (Tarjeta Naranja) and in the province of Corrientes and Formosa (Tarjetas Cuyanas) were offset by the closing of branches in other locations.

The Regional Credit Card Companies had 4,575 employees as of December 31, 2016, as compared to 5,040 employees as of December 31, 2015.

For the fiscal year ended December 31, 2015, the Regional Credit Card Companies recorded net income of Ps.1,549 million, as compared to Ps.785 million for the fiscal year ended December 31, 2014, representing a Ps.764 million or a 97% increase.

The increase in income corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2015 was mainly attributable to an increase in net operating revenues of Ps.1,931 million accompanied by lower provisions for loan losses of Ps.23 million, partially offset by increases of Ps.971 million in administrative expenses and Ps.346 million in income tax.

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

Regarding the distribution network, in the fiscal years ended December 31, 2015 and December 31, 2014, there were 262 service centers. During fiscal year 2015 new openings of branches in CABA (Tarjeta Naranja) and in the province of Mendoza and Chaco (Tarjetas Cuyanas) were offset by the closing of branches in other locations.

The Regional Credit Card Companies had 5,040 employees as of December 31, 2015, as compared to 5,232 employees as of December 31, 2014.

CFA

The table below sets forth the results of operations of CFA’s business segment:

	For the year ended December 31,
In millions of Pesos, except percentages	2016	2015	2014
Net Financial Income	1,468	1,255	1,106
Net Income from Services	301	270	140

Net Operating Revenue	1,769	1,525	1,246

Provisions for Loan Losses	346	400	369
Administrative Expenses	1,232	930	769

Net Operating Income	191	195	108

Income from Equity Investments	1	2	2
Other Income (Loss)	294	101	102
Pre-tax Income	486	298	212

Income Tax Provision	144	139	83

Net Income	342	159	129

Net Income as a % of Grupo Financiero Galicia’s Net Income	6%	4%	4%
Average Loans	4,031	3,140	2,994
Average Deposits	774	900	1,120

CFA’s net income for the fiscal year ended December 31, 2016 amounted to Ps.342 million, Ps.183 million higher than the Ps.159 million gain for the fiscal year ended December 31, 2015.

Net operating revenue for the fiscal year ended December 31, 2016 amounted to Ps.1,769 million, a Ps.244 million increase as compared to the Ps.1,525 million for the fiscal year ended December 31, 2015. This variation was due to higher net financial income for Ps.213 million and net income from services for Ps.31 million.

The increase of net financial income was mainly due to an increase in earnings of the credit card portfolio, a higher rate of return on outstanding loans and the elimination of the cap on the interest rates by the Argentine Central Bank.

Net income from services amounted to Ps.301 million for the fiscal year ended December 31, 2016, an 11% increase from the prior year, mainly due to higher fees related to credit cards, insurance and the benefit account offered to retired individuals.

Provisions for loan losses for the fiscal year ended December 31, 2016 amounted to Ps.346 million, increasing Ps.54 million as compared to the fiscal year ended December 31, 2015 (which had provisions for loan losses of Ps.400 millon), as a result of the evolution of the past due loan portfolio.

Administrative expenses for the fiscal year ended December 31, 2016 amounted to Ps.1,232 million, an increase of Ps.302 million or 32% as compared to fiscal year ended December 31, 2015. The main increases were recorded in personal expenses for Ps.117 million due to the salary increase agreements and to a higher staff, in security services for Ps.16 million as a consequence of increases in the cost, in taxes for Ps.24 million, in administrative services for Ps.35 million, in maintenance/reparations for Ps.16 million and in rental activities for Ps.35 million due to the evolution of the Dollar during the period which affected the contracts denominated in such currency.

For the fiscal year ended December 31, 2016, CFA had more than 517,000 customers, 1,164 employees, 57 branches and 37 points of sale throughout Argentina. As of the same date, CFA’s net loans to the private sector amounted to Ps.4,916 million and its shareholders equity totaled Ps.1,221 million.

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

Insurance

The table below shows the results of our insurance business segment.

	As of December 31,
In millions of Pesos, except percentages	2016	2015	2014
Net Financial Income	351	232	145

Net Operating Revenue	351	232	145
Administrative Expenses	516	378	269

Net Operating Income	(165)	(146)	(124)

Income from Insurance Activity	1,273	775	485
Income from Equity Investments	3	2	1
Other Income (Loss)	—	(1)	(1)

Pre-tax Income	1,111	630	361

Income Tax Provision	387	221	127

Net Income	724	409	234

Net Income as a % of Grupo Financiero Galicia’s Net Income	12%	9%	7%

As a consequence of the activities carried out by Sudamericana’s subsidiaries, the segment related to the results of its main accounts (earned premiums, claims, acquisition costs, etc.) are included under “Income from Insurance Activities”. The results of this segment mainly represent the results of Galicia Seguros.

Net income for fiscal year 2016 amounted to Ps.724 million, Ps.315 million higher than in fiscal year 2015. This growth was due to the increase of premiums earned, which were mainly the result of Galicia Seguros’ performance. In general, the issuance of all products offered increased, in particular, homeowners insurance, theft and life insurance.

Administrative expenses grew following the increase in acquisition costs, mainly corresponding to expenses related to the issuance of policies, salary increases and increases in other expenses within a context of higher costs.

As of December 31, 2016, the insurance segment had more than 6.5 million outstanding insurance contracts under all its lines of business.

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

As of December 31, 2015, the insurance segment had more than 6.5 million outstanding insurance contracts under all its lines of business.Net income for fiscal year 2014 amounted to Ps.234 million, Ps.56 million higher than in fiscal year 2013. This growth was due to the increase of premiums earned, which were mainly the result of Galicia Seguros’ performance. In general, the issuance of all products offered increased, in particular, homeowners insurance, theft insurance and life insurance. In addition, Galicia Seguros started offering surety insurance.

Administrative expenses grew following the increase in acquisition costs, mainly corresponding to expenses related to the issuance of policies, salary increases and increases in other expenses within a context of higher costs.

As of December 31, 2014, the insurance segment had more than 6.3 million outstanding insurance contracts under all its lines of business.

During the three fiscal years described herein, the claims ratio has remained at the same or similar level.

Other Grupo Galicia Businesses

In fiscal year 2016, this segment recorded a Ps.249 million profit, mainly generated by net revenues from Galicia Administradora de Fondos equal to Ps.197 million. The remaining profit corresponded to Galicia Warrants, Galicia Valores and Net Investment.

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

Consolidated Assets

The structure and main components of our consolidated assets as of the dates indicated were as follows:

	For the year ended December 31,
	2016		2015		2014
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Cash and Due from Banks	61,166	25.2	30,835	19.1	16,959	15.8
Government and Corporate Securities	13,701	5.7	15,525	9.6	10,010	9.3
Loans	137,452	56.7	98,345	60.8	66,608	62.1
Other Assets	29,932	12.4	17,043	10.5	13,737	12.8

Total	242,251	100.0	161,748	100.0	107,314	100.0

Of our Ps.242,251 million total assets as of December 31, 2016, Ps.240,058 million, or 99.1%, corresponded to Banco Galicia on a consolidated basis. The remaining Ps.2,193 million, or 0.9%, were primarily attributable to Sudamericana on a consolidated basis. The composition of our assets demonstrates an increase in the amounts of all line items.

The line item “Cash and Due from Banks” included cash for Ps.7,457 million, balances held at the Argentine Central Bank for Ps.51,390 million and balances held in correspondent banks for Ps.2,319 million. The balance held at the Argentine Central Bank is used for meeting the minimum cash requirements set by the Argentine Central Bank.

Our holdings of government and corporate securities as of December 31, 2016 amounted to Ps.13,701 million. Our holdings of government and corporate securities are shown in more detail in Item 4. “Information on the Company-Selected Statistical Information-Government and Corporate Securities”.

Our total net loans amounted to Ps.137,452 million as of December 31, 2016, of which Ps.137,451 million corresponded to Banco Galicia (including the Regional Credit Card Companies’ portfolios) and the remaining amount to secured loans held by Sudamericana. For more information on Banco Galicia’s and CFA’s loan portfolio, see Item 4. “Information on the Company-Selected Statistical Information-Loan Portfolio”.

The “Other Assets” line item mainly includes the following items recorded in our balance sheet under “Other Receivables Resulting from Financial Brokerage”, unless otherwise noted:

	For the year ended December 31,
	2016	2015	2014
	(In millions of Pesos)
Other Receivables Resulting from Financial Brokerage	18,603	8,459	6,983
Balances at the Argentine Central Bank as guarantees in favor of clearing houses	2,356	1,568	1,304
Securities Receivable under Spot and Forward Purchases to be Settled	7,851	765	251
Debt Securities	1,422	1,639	1,258
Participation certificates in, and debt securities of, different financial trusts, created by Banco Galicia or by third parties	1,138	809	1,102
Galtrust I(1)	505	686	788
Government securities and guarantees of forward sales and purchase of foreign exchange in favor of MAE and ROFEX	425	567	256
Other Financing	91	425	86
Others	4,815	2,000	1,938
Receivables from Financial Leases	955	958	1,048
Equity Investments	53	52	52
Miscellaneous Receivables	3,015	2,171	1,575
Bank Premises and Equipment, Miscellaneous Assets and Intangible Assets	6,678	4,925	3,759
Others(2)	628	478	320

Total	29,932	17,043	13,737

(1)	Corresponding to our holdings of debt securities and participation certificates issued by the Galtrust I Financial Trust, resulting from the securitization of loans to the provincial public sector in late 2000.
(2)	It includes, others relating to insurance asset, among other concepts.

Exposure to the Argentine Public Sector

The following table shows our total net exposure to the Argentine public sector as of December 31, 2016, 2015 and 2014. This exposure mainly consisted of exposure of Banco Galicia.

	For the year ended December 31,
	2016	2015	2014
	(in millions of Pesos)
Net Position in Government Securities	16,473	16,881	10,379

Trading	5,233	3,944	2,665
Bonar 2015 Bonds	—	—	—
Lebac and Nobac	11,240	12,937	7,714

Loans	14	18	15

Other Receivables Resulting from Financial Brokerage	833	960	867

Trusts’ Certificates of Participation and Securities	515	709	830
Other	318	251	37

Total Assets (1)	17,320	17,859	11,261

(1)	Does not include deposits with the Argentine Central Bank, which constitute one of the items by which Banco Galicia complies with the Argentine Central Bank’s minimum cash requirements.

As of December 31, 2016, our total exposure to the public sector was equal to Ps.17,320 million.

Excluding the holding of debt securities issued by the Argentine Central Bank for Ps.11,240 million, compared to Ps.12,937 million for fiscal year 2015, net exposure to the non-financial public sector increased by Ps.1,158 million in fiscal year 2016. The decrease in the exposure to the public sector during the last twelve months was mainly due to the lower balance of treasury bonds held in 2016.

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

Other important sources of funding have traditionally included issuing Dollar-denominated medium and long-term debt securities issued in foreign capital markets and borrowing from international banks and multilateral credit agencies. Banco Galicia entered into a master loan agreements with the International Finance Corporation (the “IFC”) in 2016, for US$130 million, divided into 2 parts, one of them with the purpose of funding long-term loans to small and medium-sized companies and the other part with the purpose of funding renewable energy project and efficiency energy power project. In addition, Banco Galicia entered into a long-term loan agreement with the Netherlands Development Finance Company (the “FMO”) on December 17, 2010 for US$20 million and a long-term loan agreement with the IDB on February 15, 2011 for US$30 million. In December 2011 Proparco, the Development Financial Institution partly owned by Agence Française de Dévelopement, granted Banco Galicia a US$20 million loan, with a 6 year term, for the financing of investment projects of small and medium-sized companies mainly active in the agribusiness and export sectors.

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

The Regional Credit Card Companies fund their business through the issuance of notes in the local and international capital markets, borrowing from local financial institutions and debt with merchants generated in the ordinary course of business of any credit card issuing company. In 2016, the Regional Credit Card Companies issued notes in an amount equal to Ps.4,698 million and received loans for Ps.869 million.

CFA funds its business through the issuance of debt securities in the local market, borrowing from financial institutions and time deposits from institutional investors (insurance companies and mutual funds).

Below is a breakdown of our funding as of the dates indicated:

	For the year ended December 31,
	2016		2015		2014
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Deposits	151,688	62.2	100,039	61.8	64,666	60.3
Checking Accounts and Other Demand Deposits	27,973	11.5	19,437	12.0	15,755	14.7
Savings Accounts	53,779	22.2	27,519	17.0	16,897	15.8
Time Deposits	49,876	20.6	51,118	31.6	30,730	28.6
Other Deposits	19,145	7.9	1,045	0.6	722	0.7
Interest Payable and Differences in quotation	915	0.4	920	0.6	562	0.5

Debt with Financial Institutions (1)	8,131	3.4	2,812	1.8	1,848	1.7
Domestic Financial Institutions	4,101	1.7	1,404	0.9	1,120	1.0
International Banks and Credit Agencies	2,233	0.9	1,273	0.8	727	0.7
Repurchases	1,784	0.8	135	0.1	1	—

Notes (Unsubordinated and Subordinated) (1)	17,078	7.0	12,827	7.9	10,176	9.5

Other obligations	45,000	18.6	31,585	19.5	20,378	19.0

Shareholders’ Equity	20,353	8.4	14,485	9.0	10,246	9.5

Total Funding	242,251	100.0	161,748	100.0	107,314	100.0

(1)	Includes accrued interest, quotation differences, and CER adjustment where applicable.

As of December 31, 2016, deposits represented 62.2% of our funding, up from 61.8% as of December 31, 2015 and 60.3% for the year ended December 31, 2014. Our deposit base increased 52% in 2016 as compared to 2014, 55% in 2015 as compared to 2014, and 26% in 2014 as compared to 2013. During fiscal year 2016, the Ps.51,649 million increase in deposits was due to the increase in transactional deposits (deposits in checking and savings accounts, with increases of 44% and 95%, respectively) and other deposits, was mainly due to the increase of deposits related to the Tax Amnesty Law. The increase registered during 2015 was the result of an increase in transactional deposits (44%) and time deposits (66%). For more information on deposits, see Item 4. “Information on the Company-Selected Statistical Information-Deposits”.

As of December 31, 2016, credit lines from international banks and credit agencies representing Dollar-denominated debt subject to foreign law amounted to Ps.2,233 million. Of this total, Ps.2,085 million corresponded to trade loans; Ps.79 million corresponded to a loan agreement with the IFC; Ps.50 million corresponded to a loan agreement with Proparco; and Ps.19 million corresponded to a long-term loan agreement with the FMO. The increase of Ps.960 million as compared to December 31, 2015 was mainly due to an increase in trade loans (Ps.984).

As of December 31, 2015, credit lines from international banks and credit agencies representing Dollar-denominated debt subject to foreign law amounted to Ps.1,273 million. Of this total, Ps.1,096 million corresponded to trade loans; Ps.69 million corresponded to a loan agreement with Proparco; Ps.68 million corresponded to a long-

term loan agreement with the FMO; Ps.24 million corresponded to debt with banks and international organizations and Ps.16 million line granted by the IDB through the Ministry of Trade and Industry. The increase of Ps.546 million as compared to December 31, 2014 was mainly due to an increase in trade loans.

Our debt securities outstanding amounted to Ps.17,078 million (principal and interest) as of December 31, 2016, as compared to Ps.12,827 million as of December 31, 2015, and Ps. 10,176 million as of December 31, 2014. Of our debt securities outstanding at the end of fiscal year 2015, Ps.9,612 million (only principal) corresponded to Dollar-denominated debt subject to foreign law and Ps.6,950 million (only principal) corresponded to Peso-denominated debt.

As of December 31, 2016, the breakdown of our Dollar-denominated debt was as follows:

	Maturity	Annual Interest Rate	Total(1)
Banco Galicia
Notes Due 2026	2026	8.25%	3,918
9% Notes Due 2003	2003	9.00%	7
Fixed Rate Due 2018	2018	8.75%	4,628
Tarjeta Naranja
Notes Class XIII	2017	9.00%	1,059

Total			9,612

(1)	Only principal

As of December 31, 2016, the breakdown of our Pesos-denominated debt was as follows:

	Maturity	Annual Interest Rate	Total(1)
Grupo Financiero Galicia
Notes Class V Series II	2017	Badlar + 525 b.p.	78
Notes Class VI Series II	2017	Badlar + 425 b.p.	110
Notes Class VII	2017	27% / Badlar + 425 b.p.	157
Tarjetas Cuyanas
Notes Class XIX Series II	2017	Badlar + 495 p.b.	10
Notes Class XXI	2017	27.50%	201
Notes Class XXII	2017	Badlar + 425 p.b.	300
Notes Class XXIII	2017	Badlar + 499 p.b.	163
Notes Class XXIV Series I	2017	Badlar + 408 p.b.	66
Notes Class XXIV Series II	2019	Badlar + 498 p.b.	185
Notes Class XXV	2020	Badlar + 394 p.b.	348
Notes Class XXVI Series I	2018	Badlar + 275 p.b.	150
Notes Class XXVI Series II	2020	Badlar + 400 p.b.	350
Tarjetas del Mar
Notes Class I	2017	Badlar + 450 p.b.	119
Tarjeta Naranja
Notes Class XXIV Series II	2017	Badlar + 500 p.b.	34
Notes Class XXVIII Series II	2017	Badlar + 450 p.b.	2
Notes Class XXIX	2017	27.75% / Badlar + 450 p.b.	167
Notes Class XXX	2017	27.75% / Badlar + 450 p.b.	335
Notes Class XXXI	2017	27.00% / Badlar + 450 p.b.	181
Notes Class XXXII	2017	Badlar + 450 p.b.	151
Notes Class XXXIII Series I	2017	Tasa Mín. 37% / Badlar + 450 p.b.	119
Notes Class XXXIII Series II	2019	Tasa Mín. 37% / Badlar + 540 p.b.	361
Notes Class XXXIV Series I	2017	Tasa Mín. 32% / Badlar + 338 p.b.	104
Notes Class XXXIV Series II	2020	Tasa Mín. 32% / Badlar + 467 p.b.	465
Notes Class XXXV Series I	2018	Tasa Mín. 26% / Badlar + 299 p.b.	224
Notes Class XXXV Series II	2020	Tasa Mín. 26% / Badlar + 399 p.b.	750
Notes Class XXXVI Series I	2018	Tasa Mín. 25.5% / Badlar + 325 p.b.	192
Notes Class XXXVI Series II	2019	Tasa Mín. 25.5% / Badlar + 325 p.b.	546

CFA
Notes Class XIV	2017	27.24% / Badlar + 425 p.b.	61
Notes Class XV	2017	27.99% / Badlar + 450 p.b.	82
Notes Class XVI	2017	Badlar + 450 p.b.	254
Notes Class XVII Series I	2017	Tasa Mín. 36% / Badlar + 400 p.b.	58
Notes Class XVII Series II	2019	Tasa Mín. 36% / Badlar + 498 p.b.	286
Notes Class XVIII	2018	Tasa Mín. 29.5% / Badlar + 288 p.b.	341

Total			6,950

(1)	Only principal

The increase in our debt securities outstanding as of December 31, 2016 as compared to December 31, 2015 was mainly a result of: (i) the issuance by Tarjeta Naranja of senior notes in an aggregate principal amount of Ps.2,912 million, (ii) the issuance by Tarjetas Cuyanas of senior notes in an aggregate principal amount of Ps.1,099 million, (iii) the issuance by CFA of senior notes in an aggregate principal amount of Ps.939 million and (iv) the issuance by Tarjeta del Mar of senior notes in an aggregate principal amount of Ps.119 million.

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

The category “other obligations” includes Ps.20,813 million of debt with merchants in connection with credit-card transactions of Banco Galicia and the Regional Credit Card Companies, Ps.5,804 million in “miscellaneous liabilities”, Ps 4,763 million of amounts payable for spot and forward purchases to be settled Ps.3,220 million in connection with collections on account of third parties and minority interest for Ps.1,462 million.

Ratings

The following are our ratings as of the date of this annual report:

	Standard & Poor’s	Fitch Argentina	Evaluadora Latinoamericana	Moody’s
LOCAL RATINGS
Grupo Financiero Galicia S.A.
Rating of Shares	1
Short-/Medium Term Debt			AA-
Banco de Galicia y Buenos Aires S.A.
Counterparty Rating	raA+
Debt (Long-Term / Short Term)	raA+	AA(arg) / A1+(arg)	AA-	Baa1.ar
Subordinated Debt			A+	Ba1.ar
Deposits (Long Term / Short Term)	raA+ / raA-1
Deposits (Local Currency / Foreign Currency)				Baa1.ar / Ba1.ar
Trustee				TQ1-.ar
Tarjeta Naranja S.A.
Medium-/Long-Term Debt		AA-(arg)

	Standard & Poor’s	Fitch Argentina	Evaluadora Latinoamericana	Moody’s
Tarjetas Cuyanas S.A.
Long-Term Debt		AA-(arg)
CFA S.A.
Long-Term Debt		AA-(arg)
INTERNATIONAL RATINGS
Banco de Galicia y Buenos Aires S.A.
Long-Term Debt	B			B3
Subordinated Debt	CCC			Caa1
Tarjeta Naranja S.A.
Medium-/Long-Term Debt			B

(*)	See “-Contractual Obligations”.

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

On November 10, 2014 Grupo Financiero Galicia cancelled, upon maturity, all of the outstanding Class IV notes.

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

In April 2016, Grupo Financiero Galicia cancelled, upon maturity, all of its outstanding Class VI Series I notes.

On January 31, 2017, Grupo Financiero Galicia cancelled, upon maturity, all of its outstanding Class V Series II notes.

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

During the 2016 fiscal year, Banco Galicia issued certain subordinated negotiable obligations maturing in 2026 for a nominal value of US$ 250 million. The funds of this issue were used for the redemption of its Subordinated Notes due 2019.

Tarjeta Naranja has a program outstanding for the issuance and re-issuance of non-convertible notes, subordinated or non-subordinated, adjustable or non-adjustable, secured or unsecured, with a term from 30 days to up to the current permitted maximum (30 years), for a maximum outstanding face value during the period of such program of up to US$650 million. The program was approved by the CNV on May 23, 2012. As of December 31, 2016, debt for a principal amount outstanding of Ps. 1,059 million (approximately US$67 million) had been issued under the program. Tarjeta Naranja’s program contains certain restrictions on liens, subject to the provisions established in the applicable pricing supplement with respect to each class and/or series of notes, so long as any note issued under such program remains outstanding. Certain notes issued under Tarjeta Naranja’s program are subject to covenants that limit the ability of Tarjeta Naranja and certain of its subsidiaries, subject to important qualifications and exceptions, to pay dividends on its capital stock or redeem, repurchase or retire its capital stock or subordinated indebtedness, make certain restricted payments, and consolidate, merge or transfer assets, among others.

Tarjetas Cuyanas has a program outstanding with the same characteristics, for a maximum outstanding face value during the period of such program of up to US$120 million. The CNV approved the program on May 18, 2010 and approved the increase of its maximum outstanding face value to up to US$250 million on May 7, 2013. As of December 31, 2016, debt for a principal amount outstanding of Ps. 2,116 million (or US$131 million) had been issued under this program.

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

On January 27, 2011 the CNV approved an extension of the program and the increase of its maximum outstanding face value to up to US$250 million.On January 8, 2016 the CNV approved an extension of the program and the increase of its maximum outstanding face value to up to US$250 million. During 2016, CFA issued debt in the aggregate principal amount of Ps.300 million on February 2, 2016, Ps.345.83 million on May 24, 2016, and Ps.350 million on August 5, 2016. As of December 31, 2016, debt equal to an aggregate principal amount outstanding of Ps. 1,251 million had been issued under CFA’s debt program.

Contractual Obligations

The table below identifies the total amounts (principal and interest) of our main on balance-sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due, as of December 31, 2016.

	Maturity	Annual Interest Rate	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Grupo Financiero Galicia
Bonds
Notes Class V Series II (Pesos)	2017	Badlar + 525 bp	78	78	—	—	—
Notes Class VI Series II (Pesos)	2017	Badlar + 425 bp	110	110	—	—	—
Notes Class VII (Pesos)	2017	27%/Badlar + 425 bp	157	157	—	—	—
Banco Galicia
Deposits
Time Deposits (Pesos/US$)	Various	Various	50,350	50,333	17	—	—
Bonds
9% Notes Due 2003 (US$) (1)	2003	9.00%	7	7	—	—	—
Fixed Rate Due 2018 (US$)(2)	2018	8.75%	4,628	—	4,628	—	—
2026 Notes (US$) (3)	2026	8.25%	3,918	—	—	—	3,918
Loans
FMO Financial Loans (US$)	Various	Libor + 550 b.p.	18	18	—	—	—
PROPARCO Financial Loans (US$)	Various	Libor + 400 b.p.	49	33	16	—	—
IFC Financial Loans (US$)	Various	Various	79	—	45	34	—
Other Financial Loans (US$) (4)	Various	Various	2,067	2,067	—	—	—
IDB Financial Loans (Pesos)	Various	Various	83	15	38	18	12
Fontar Financial Loans (Pesos)	Various	Various	6	2	2	1	1
BICE Financial Loans (Pesos)	Various	Various	1,160	209	585	337	29
BICE Financial Loans (US$)	Various	Various	4	2	2	—	—
Short-term Intrebank Loans (Pesos)	2017	Various	165	165	—	—	—
Repos
Repos	2017	Various	1,646	1,646	—	—	—
Tarjetas Regionales
Financial Loans with Local Banks (Pesos)	Various	Various	2,057	2,057	—	—	—
Notes (Pesos/US$)	Various	Various	6,581	3,009	1,659	1,913	—
CFA
Local Financing (Pesos)	Various	Various	582	567	13	2	—
Notes (Pesos)	Various	Various	1,083	455	628	—	—

Total			74,828	60,930	7,633	2,305	3,960

Principal and interest. Includes the CER adjustment, where applicable.

(1)	The balance represents debt not tendered by its holders to the exchange offered by Banco Galicia to restructure its foreign debt, which was completed in May 2004.
(2)	Interest payable in cash semiannually, fixed rate of 8.75%. Principal payable in full on May 4, 2018.
(3)	Interest payable in cash semiannually, fixed rate of 8.25%, up to July 19, 2021, when benchmark rate will be a 7.156% additional. Principal payable in full on July 19, 2026.
(4)	Borrowings to finance international trade operations to Bank customers.

Off- Balance Sheet Contractual Obligations

Operating Leases

As of December 31, 2016, we also had off-balance sheet contractual obligations arising from the leasing of certain properties used as a part of our distribution network. The estimated future lease payments in connection with these properties are as follows:

(In millions of Pesos)
2017	365
2018	309
2019	274
2020	244
2021	213
2022 and after	234

Total	1,639

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

Our credit exposure related to these items as of December 31, 2016, is summarized below:

December 31, 2016
(in millions of Pesos)
Commitments to Extend Credit	9,094
Standby Letters of Credit	650
Guarantees Granted	1,135
Acceptances	586

In addition to the above commitments, as of December 31, 2016, purchase limits available for credit-card holders amounted to Ps.200,918 million.

As of December 31, 2016, main fees related to the above-mentioned commitments were Ps.40 million corresponding to standby letters of credit, Ps.31 million from guarantees provided and Ps.11 million from commitments to extend credit.

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to our customers, we may require counter guarantees. As of December 31, 2016, these counter guarantees, classified by type, were as follows:

December 31, 2016
(in millions of Pesos)
Preferred Counter Guarantees	61
Other Counter Guarantees	242

For more detailed information about off-balance sheet financial instruments, see Note 25 to our audited consolidated financial statements.

Other

We account for checks drawn on us and other financial institutions, as well as other items in the process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process as of December 31, 2016, were as follows:

December 31, 2016
(in millions of Pesos)
Checks Drawn on Banco Galicia	2,014
Checks Drawn on Other Banks	2,560
Bills and Other Items for Collection	18,309

With respect to fiduciary risk, we act as trustee of trust agreements to guarantee obligations arising from various contracts between the parties. As of December 31, 2016, the trust funds amounted to Ps.8,183 million.

In addition, we hold securities in custody, which as of December 31, 2016 amounted to Ps.258,872 million.

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

Allowance for Loan Losses

Our allowance for loan losses including the allowance for loan losses of Banco Galicia and CFA is maintained in accordance with Argentine Central Bank rules. Under such rules, a minimum allowance for loan losses is calculated primarily based upon the classification of Banco Galicia’s commercial loan borrowers and upon delinquency aging (or the number of days the loan is past due) for individual loan borrowers of both Banco Galicia and CFA and for Banco Galicia’s commercial loans of less than Ps.2.5 million. Although we are required to follow the methodology and guidelines for determining the minimum loan loss allowance as set forth by the Argentine Central Bank, we are allowed to establish additional allowances for loan losses. The determination of the allowance for loan losses requires a significant degree of judgment. The credit card companies follow the IFRS guidelines to record the allowances for loan losses, which include the minimum requirements of Argentine Central Bank rules.

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

A ten percent decrease in the expected cash flows of significant impaired loans individually analyzed, could result in an additional impairment of approximately Ps.2 million.

A ten percent increase in the historical loss ratios for loans collectively analyzed could result in an additional impairment of approximately Ps.386 million.

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

Fair Value Estimates

A portion of our assets is carried at fair value, including trading and available-for-sale securities, retained interests in assets transferred to financial trusts, futures and forward transactions.

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

As of December 31, 2016 and 2015, no impairment was recorded.

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

Other-than-temporary impairment

Under U.S. GAAP Galtrust I was classified as an available-for-sale security, and therefore, carried at fair value with changes in the fair value reflected in other comprehensive income for the years ended December 31, 2016 and 2015.

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

As of December 31, 2016 and 2015 the fair value of Galtrust I exceeded its amortized cost. Therefore for U.S. GAAP purposes the Bank concluded that there was no recognition of impairment.

Principal Trends

Related to Argentina

During the early part of 2017, a temporary calm in markets allowed Argentine companies to return to the international debt markets, allowing them to issue securities covering most of their financing needs for 2017.

With respect to the foreign exchange market, both foreign currency debt issuances and the impact of anti-money laundering regulations may offset a potential drop in business offers and maintain the calm until the second quarter of 2017, when most agricultural exports are settled. With respect to monetary policy, after a difficult 2016 (especially in terms of interest rates), the contractionary trend observed in 2016 may continue until the market’s inflationary expectations are brought in line with the Argentine Central Bank’s objectives.

In the fiscal area, after 2016, which was slightly more expansionary than expected, the Argentine government is expected to focus on gradually reestablishing the balance of public accounts in the midterm. An increase in real wages, together with the possibility of an increase in exports and larger crop production in the agricultural sector may support continued economic recovery.

Related to the Financial System

We believe that the financial system will continue to gradually increase its level of interaction with the private sector in 2017. We believe that this gradual increase will be driven by changes in regulations that the government is implementing which would result in a less regulated financial system, thereby increasing the competitiveness and efficiency of Argentine banks as compared to other Latin American banks. We believe that the overall low levals of penetration of banking services (both at a corporate and personal level) at a regional level as well as the low levels of the use of banking services create potential growth for Argentine financial institutions.

In financial standing terms, net results will help maintain capitalization levels according to Basel Committee regulations. Income from services will still be significant within operating income, whereas the banks will continue working on administrative expenses in order to improve their operating efficiency.

Portfolio quality indicators have been strong over the last few years despite the modest economic growth and both the non-accrual loan portfolio and its coverage with allowances have been kept in similar figures. The Market Expectations Survey (“REM”) estimates 3.0% economic growth in 2017, which could help to maintain the non-accrual loan portfolio and a low cost of credit.

To conclude, we believe that the the financial system, which has strong fundamental indicators, will have positive returns in 2017, with a mid- and long-term macroeconomic environment with renewed and promising expectations.

Related to Us

It is expected that the level of activity of all the subsidiaries of Grupo Financiero Galicia will be consistent with the expectations in this economic context. Given that Banco Galicia is the most significant asset of Grupo Financiero Galicia, we refer to the trends related to Banco Galicia.

In 2017, Banco Galicia will continue its strategy of providing distinguishing experiences to its clients and offering high-quality products and services to satisfy the needs of each segment of customers, working to increase its volume of financial intermediation activities with the private sector and to improve its recurring operating results, controlling administrative expenses in an effort to improve operational efficiency and maintaining an adequate diversification and risk coverage.

The analysis of these trends should be read in conjunction with the discussion in Item 3. “Key Information-Risk Factors”, and with consideration that the Argentine economy has been historically volatile, which has negatively affected the volume and growth of the financial system.

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

During fiscal year 2014, Grupo Financiero Galicia received dividends in an amount equal to Ps. 128 million. Similarly, during fiscal years 2015 and 2016, Grupo Financiero Galicia received from its subsidiaries dividends for Ps. 190 million and Ps. 431 million, respectively. During February 2017, Grupo Financiero Galicia received dividends for Ps. 196 million.

According to Grupo Financiero Galicia’s policy for the distribution of dividends and due to Grupo Financiero Galicia’s financial condition for the fiscal year ended December 2016 and the fact that most of the profits for fiscal years 2014, 2015 and 2016 corresponded to income from holdings (with just a fraction corresponding to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations Law), the shareholders’ meeting held on April 25, 2017 approved the distribution of cash dividends for Ps.240 million. This amount represents 18.46% with regard to 1,300,264,597 class A and B ordinary shares with a face value of Ps.1 each.

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

For fiscal years 2014 and 2015, pursuant to the section incorporated by Act No. 25,585 after Section 25 of Act No. 23,966, Grupo Financiero Galicia received the reimbursement of tax withholdings related to the taxes paid on behalf of the shareholders subject to the tax on personal assets, likewise, pursuant to Section 4 of Act No. 26.893, Grupo Financiero Galicia withheld 10% for income tax from those shareholders subject to such tax.

Due to Act. No. 27,260, Grupo Financiero Galicia will neither reimburse nor withhold any amount for taxes purposes to the dividends to be paid for fiscal year 2016.

As of December 31, 2016, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.3 million and short-term investments made up of special checking account deposits, mutual funds, government securities and shares sold pending of payment in an amount of Ps.199 million.

As of December 31, 2015, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.8 million and short-term investments made up of special checking account deposits, mutual funds and time deposits in an amount of Ps.22 million.

As of December 31, 2014, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.6 million and short-term investments made up of special checking account deposits, mutual funds and time deposits in an amount of Ps.10 million.

For a description of the notes issued by Grupo Financiero Galicia, see “-Item 5.A. “Operating Results”-“Debt Programs”.

Each of our subsidiaries is responsible for their own liquidity management. For a discussion of Banco Galicia’s liquidity management, see “-Banco Galicia’s Liquidity Management-Banco Galicia (Unconsolidated) Liquidity Management”.

Consolidated Cash Flows

Our consolidated statements of cash flows were prepared using the measurement methods and the presentation requirements prescribed by the Argentine Central Bank. See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2016, December 31, 2015 and December 31, 2014, included in this annual report.

As of December 31, 2016, on a consolidated basis, we had Ps.73,087 million in available cash (defined as total cash and cash equivalents), representing a Ps.30,112 million increase as compared to the end of December 31, 2015. As of December 31, 2015, we had Ps.42,975 million in available cash, representing a Ps.19,921 million increase from the Ps.23,054 million as of December 31, 2014.

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

The table below summarizes the information from our consolidated statements of cash flows for the three fiscal years ended December 31, 2016, 2015 and 2014 which is also discussed in more detail below.

	December 31,
	2016	2015	2014
	(in millions of Pesos)
Funds(1) at the Beginning of the Fiscal Year	Ps.42,975	Ps.23,054	Ps.15,824

Funds Provided (Used) by Operating Activities	25,013	15,625	7,515

- Net (Increase)/Decrease in Government and Private Securities	4,144	2,398	(1,097)
- Net (Increase)/Decrease in Loans	(10,040)	(12,867)	2,698
- Net Increase/(Decrease) in Deposits	34,427	22,576	5,679
- Other	(3,518)	3,518	235

Funds Provided (Used) by Investing Activities	(1,479)	(1,123)	(495)

- Payments for bank premises, equipment and miscellaneous assets, net	(1,479)	(1,133)	(493)
- Payments for equity investments	—	10	(2)
- Other	—	—	—

Funds Provided (Used) by Financing Activities	2,664	(1,529)	(1,304)

- Net Increase/(Decrease) in notes	(100)	(1,562)	(633)
- Net Increase/(Decrease) in banks and international entities	477	77	(236)
- Net Increase/(Decrease) in loans from local financial institutions	2,479	93	(368)
- Other	(192)	(137)	(67)

Effect of Exchange Rate on Cash and Cash Equivalents	3,914	6,948	1,514

Funds at the End of the Fiscal Year	Ps.73,087	Ps.42,975	Ps.23,054

(1)	Cash and cash equivalents

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

Management believes that cash flows from operations and available cash and cash equivalent balances, will be sufficient to fund our financial commitments and capital expenditures for fiscal year 2017.

Cash Flows from Operating Activities

In fiscal year 2016, net cash provided by operating activities amounted to Ps.25,013 million, mainly due to: (i) a Ps.34,427 million increase in deposits, corresponding to an increase of Ps.17,653 million in deposits related to the Tax Amnesty Law, an increase of Ps.18,479 million in demand deposits and a Ps 1,705 million decrease in time deposits and (ii) an increase of Ps.10,040 million in transactions related to loans, due to higher values of loans granted, mainly related to credit cards, advances and promissory notes, an effect that was offset by amortizations and payments of interests. Likewise, Ps.3,518 million due to the decrease of net other assets and liabilities were provided by operating activities. In addition, Ps.4,144 million of net cash was provided by operating activities attributable to the portfolio of government and private securities.

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

Cash Flows from Investing Activities

In fiscal year 2016, net cash used by investing activities amounted to Ps.1,479 million mainly attributable to the acquisition of bank premises and equipment for Ps.900 million and miscellaneous assets for Ps.579 million.

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

Cash Flows from Financing Activities

In fiscal year 2016, financing activities provided cash in the amount of Ps.2,664 million due to: (i) a net decrease of Ps.100 million as a consequence of the payment or cancellation of principal and interest on notes for approximately Ps.8,912 million, partially offset by issuances of notes for approximately Ps.8,812 million during the same period, (ii) Ps.477 million as a consequence of the increase in foreign credit facilities, (iii) an increase in loans from local financial institutions for Ps.2,479 million and (iv) a net decrease in others fluctuations of Ps.192 million corresponding to other financing activities, mainly related to the payment of dividends.

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

Effect of Exchange Rate on Cash and Cash Equivalents

In fiscal year 2016, the effect of the exchange rate on consolidated cash flow, decreased Ps. 3,034 million as compared to fiscal year 2015 in which the evolution of the exchange rate, with an annual increase of 52% as compared to fiscal year 2014, had a significant effect on the consolidated cash flows, increasing by Ps.5,434 million as compared to fiscal year 2014.

For a description of the types of financial interests we use and the maturity profile of our debt, currency and interest rate structure, see Item 5. “Operating and Financial Review and Prospects”—Item 5.A. “Operating Results”.

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

As of December 31, 2016, the consolidated gaps between maturities of Banco Galicia’s financial assets and liabilities based on contractual remaining maturity were as follows:

	As of December 31, 2016 (1)
	Less than one Year	1 – 5 Years	5 – 10 Years	Over 10 Years	Total
	(in millions of Pesos, except ratios)
Assets
Cash and Due from Banks	9,743	—	—	—	9,743
Argentine Central Bank – Escrow Accounts	53,689	—	—	—	53,689
Overnight Placements	1,227	—	—	—	1,227
Loans – Public Sector	1,203	281	—	—	1,484
Loans – Private Sector	116,806	16,456	264	61	133,587
Government Securities	13,002	—	—	—	13,002
Notes and Corporate Securities	819	401	138	—	1,358
Financial Trusts	2,831	106	14	—	2,951
Other Financing	91	—	—	—	91
Receivables from Financial Leases	142	205	15	—	362
Other	6,699	—	—	—	6,699

Total Assets	206,252	17,449	431	61	224,193

Liabilities
Savings Accounts	71,101	—	—	—	71,101
Demand Deposits	29,347	—	—	—	29,347
Time Deposits	50,363	17	—	—	50,380
Notes	4,084	9,189	3,918	—	17,191
International Banks and Credit Agencies	2,117	96	—	—	2,213
Domestic Banks	2,685	999	41	—	3,725
Other Liabilities (1)	34,558	—	—	—	34,558

Total Liabilities	194,255	10,301	3,959	—	208,515

Asset / Liability Gap	11,997	7,148	-3,528	61	15,678
Cumulative Gap	11,997	19,145	15,617	15,678	15,678
Ratio of Cumulative Gap to Cumulative Liabilities	6.2%	9.4%	7.5%	7.5%
Ratio of Cumulative Gap to Total Liabilities	5.8%	9.2%	7.5%	7.5%

Principal plus CER adjustment. Does not include interest.

(1)	Includes, mainly, debt with retailers due to credit card operations, liabilities in connection with repurchase transactions, debt with domestic credit agencies and collections for third parties. The “Less than One Year” bucket also includes Ps.7 million corresponding to Banco Galicia’s foreign debt not tendered by its holders in the exchange offered to restructure such foreign debt, which was completed in May 2004.

The table above is prepared taking into account contractual maturity. Therefore, all financial assets and liabilities with no maturity date are included in the “Less than One Year” category.

Banco Galicia must comply with a maximum limit set by its board of directors for liquidity mismatches. This limit has been established at -25% (minus 25%) for the ratio of cumulative gap to total liabilities within the first year. As shown in the table above, Banco Galicia complies with the established policy, since such gap was 7.5 % as of December 31, 2016.

Banco Galicia (Unconsolidated) Liquidity Management

The following is a discussion of Banco Galicia’s liquidity management, excluding the consolidated companies.

Banco Galicia’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet customer’s credit demand. To set the appropriate level, forecasts are made based on historical experience and on an analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds. As of December 31, 2016, Banco Galicia’s unconsolidated liquidity structure was as follows:

	As of December 31, 2016
	(in millions of Pesos)
Legal Requirement	Ps.	56,237.7
Management Liquidity		14,260.7

Total Liquidity (1)	Ps.	70,498.4

(1)	Excludes cash and due from banks of consolidated companies.

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

	As of December 31,
	2016		2015		2014
	(in millions of Pesos, except ratios, multiples and percentages)
Shareholders’ Equity	Ps.20,353		Ps.14,485		Ps.10,246
Shareholders’ Equity as a Percentage of Total Assets	8.40%		8.96%		9.55%
Total Liabilities as a Multiple of Total Shareholders’ Equity	10.90	x	10.17	x	9.47	x
Tangible Shareholders’ Equity (1) as a Percentage of Total Assets	7.34%		7.70%		7.87%

(1)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

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

For a more detailed description of our capital expenditures in 2016 and our capital commitments for 2017, see Item 4. “Information on the Company-Capital Investments and Divestitures”. For a description of financing of our capital expenditures, see “-Consolidated Cash Flows”.

Item 5.E.	Off-Balance Sheet Arrangements

See Item 5.A. “Operating Results-Off-Balance Sheet Arrangements” and “Operating Results-Off-Balance Sheet Contractual Obligations.”

Item 5.F.	Contractual Obligations

See Item 5.A. “Operating Results-Contractual Obligations.”

Item 5.G.	Safe Harbor

These matters are discussed under “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

Our Board of Directors

Our ordinary shareholders’ meeting took place on April 25, 2017. The following table sets out the members of our Board of Directors as of that date (all of whom reside in Buenos Aires, Argentina), the positions they hold within Grupo Financiero Galicia, their dates of birth, their principal occupations and the dates of their appointment and on which their current terms will expire. Terms expire when the annual shareholders’ meeting takes place.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Eduardo J. Escasany	Chairman	June 30, 1950	Businessman	April 2005	December 2018
Pablo Gutierrez	Vice chairman	December 9, 1959	Businessman	April 2003	December 2018
Abel Ayerza	Director	May 27, 1939	Businessman	September 1999	December 2017
Federico Braun	Director	February 4, 1950	Businessman	September 1999	December 2019
Antonio R. Garcés	Director	May 30, 1942	Businessman	April 2012	December 2017
Enrique Martin	Director	October 19, 1945	Businessman	April 2006	December 2017
Pedro A. Richards	Director	Nov 14, 1952	Businessman	April 2017	December 2018
Silvestre Vila Moret	Director	April 26, 1971	Businessman	June 2002	December 2019
Daniel A. Llambías	Director	February 8, 1947	Businessman	April 2017	December 2019
Sergio Grinenco	Alternate Director	May 26, 1948	Banker	April 2003	December 2018
Alejandro Rojas Lagarde	Alternate Director	July 17, 1937	Lawyer	April 2000	December 2018
Augusto Rodolfo Zapiola Macnab	Alternate Director	June 27, 1947	Economist	April 2015	December 2018

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

Pedro Alberto Richards: obtained a degree in economics from the Universidad Católica Argentina. He holds a Master of Science in Management from the Sloan School of Management at the Massachusetts Institute of

Technology. He was the director of the National Development Bank (BANADE). He has been associated with Banco Galicia since 1990. He was a member of the board of directors of Galicia Capital Markets S.A. between 1992 and 1994 and vice chairman of Net Investment between September 2001 and May 2007. Since August 2000, he served as Grupo Financiero Galicia’s managing director and from 2010 as our CEO. Mr. Richards is also Director of Galicia Warrants, chairman of Net Investment, and director of CFA and Galicia Administradora de Fondos S.A. Mr. Richards was an alternate director of Grupo Financiero Galicia from April 2003 until April 2005, when he was appointed as director, a position he occupied until April 14, 2010. He was appointed as director of Grupo Financiero Galicia in April 2017.

Silvestre Vila Moret: Mr. Vila Moret obtained a degree in banking administration at the Universidad Católica Argentina. He was associated with Banco Galicia from 1997 until May 2002. Mr. Vila Moret is also vice chairman of El Benteveo S.A. and Santa Ofelia S.A. He has been a member of the Board of Directors since June 2002. Mr. Vila Moret is the nephew of Mr. Eduardo J. Escasany.

Daniel Antonio Llambías: Mr. Llambías was born on February 8, 1947. He obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1964. He was elected as an alternate director of Banco Galicia in September 1997 and as a director in September 2001 until August 2009, when he was appointed CEO. Mr. Llambías is a director of Tarjeta Naranja, Tarjetas Regionales, and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. He was the chairman of ADEBA from April 2016 to April 2017. Mr. Llambías was appointed as a director of Grupo Financiero Galicia in April 2017.

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

Accordingly, the Board of Directors established an Audit Committee with three members. During fiscal year 2016, Messrs. Luis O. Oddone, Antonio R. Garcés and C. Enrique Martin were the members of the Audit Committee, all of whom were considered independent under the CNV and Nasdaq requirements. Messrs. Silvestre Vila Moret, Antonio R. Garcés and C. Enrique Martin are the current members of the Audit Committee. Messrs. Antonio R. Garcés and C. Enrique Martin are considered independent under the CNV and Nasdaq requirements and Mr. Silvestre Vila Moret is not considered independent under such rules. All three members of the Audit Committee are financially literate and have extensive managerial experience. Mr. Oddone was the financial expert during fiscal year 2016, and as of April 25, 2017, Mr. Antonio Garcés is the financial expert serving on our Audit Committee.

According to the CNV rules, the Audit Committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposals for the appointment of the independent auditors and the compensation for the Directors, (ii) issuing a report detailing the activities performed according to the CNV requirements, (iii) issuing the Audit Committee’s annual plan and implementing it each fiscal year, (iv) evaluating the external auditors’ independence, work plans and performance, (v) evaluating the plans and performance of the internal auditors, (vi) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (vii) following-up on the use of information policies on risk management at Grupo Financiero Galicia’s main subsidiaries, (viii) evaluating the reliability of the financial information to be filed with the CNV and the SEC, (ix) verifying compliance with the applicable conduct rules, and (x) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders. The Audit Committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2016, the Audit Committee held eleven meetings.

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

The following table shows the members of our Supervisory Committee. Each of our syndics was appointed at the ordinary shareholders’ meeting held on April 25, 2017. Terms expire when the annual shareholders’ meeting takes place or as set forth below.

Name	Position	Principal Occupation	Current Term Ends
Norberto Corizzo	Syndic	Accountant	December 2017
José Luis Gentile	Syndic	Accountant	December 2017
Enrique M. Garda Olaciregui	Syndic	Lawyer	December 2017
Miguel Armando	Alternate Syndic	Lawyer	December 2017
Fernando Noetinger	Alternate Syndic	Lawyer	December 2017
Horacio Tedín	Alternate Syndic	Lawyer	December 2017

The following is a summary of the biographies of the members of our Supervisory Committee:

Norberto Corizzo: Mr. Corizzo obtained a degree in national public accounting at the Universidad de Buenos Aires. He has developed taxes activities in companies such as López González Raimondi y Asoc., Noel y Cía and Price Waterhouse. He has been syndic at Grupo Financiero Galicia since April 2003. He has been associated with Banco Galicia since 1977 up to June 2002 performing positions related to tax and internal audit. Mr. Corizzo is also a syndic of Banco Galicia, EBA Holding, Tarjetas Regionales, Cobranzas Regionales S.A., Tarjeta Naranja, Tarjetas Cuyanas and of other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

José Luis Gentile: Mr. Gentile obtained a degree in national public accounting at the Universidad de Buenos Aires. He has provided services to Grupo Financiero Galicia since 1999 up to March 2017, when he was Chief Financial Officer. He was elected as a syndic of Banco Galicia and Grupo Financiero Galicia since the shareholders’ meetings held on April 25, 2017. Additionally, he is a syndic of Galicia Valores and Galicia Warrants, and an alternate syndic of Cobranzas Regionales and Tarjeta Naranja, and a member of the board of directors of Electrigal, Galicia Seguros and of other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

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

Miguel Armando: Mr. Armando obtained a degree in law at the Universidad de Buenos Aires. He was first elected as an alternate syndic of Banco Galicia in 1986. He also acted as an alternate syndic of Grupo Financiero Galicia between 1999 and January 2009 at which point he became a regular syndic until April 2009, at which time he was reelected as an alternate syndic of Grupo Financiero Galicia. He is the vice chairman of Arnoar S.A. and a member of the board of directors of Santiago de Compostela Promotora de Seguros S.A. Mr. Armando is also a syndic of EBA Holding S.A. and an alternate syndic of Banco Galicia, Galicia Valores, Tarjetas Regionales, Tarjeta Naranja and Tarjetas Cuyanas, among others.

Fernando Noetinger: Mr. Noetinger obtained a degree in law at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1987. He was and has been an alternate syndic of Grupo Financiero Galicia from September 1999 to June 2002 and from April 2006 to date. Mr. Noetinger is also chairman of Arnoar S.A. and Doña Ines S.A., and an alternate syndic of EBA Holding S.A., Electrigal S.A., Tarjetas Regionales, Galicia Warrants, Galicia Valores, Banco Galicia, Galicia Retiro, Galicia Seguros, Sudamericana and Net Investment, among others.

Horacio Tedín: Mr. Tedín obtained a degree in law at the Universidad de Buenos Aires. In 1981 he founded his own law firm, which has actively worked for Banco Galicia and other big corporate clients. Mr. Tedín has been an alternate syndic of Grupo Financiero Galicia since 2006. He is also a syndic of Teruel Mandataria S.A., Santiago de Compostela Promotora de Seguros S.A. and Electrigal S.A. and an alternate syndic of EBA Holding S.A., CFA, among others.

Compensation of Our Directors

Compensation for the members of the Board of Directors is considered by the shareholders at the shareholders’ meeting once the fiscal year has ended. Directors are paid an annual fee based on the functions they carry out and they may receive partial advance payments during the year. At the ordinary shareholders’ meeting held on April 25, 2017 the compensation for the Board of Directors was set at Ps.20,093,234 for the fiscal year ending on December 31, 2016. For a description of the amounts to be paid to the board of directors of Banco Galicia, see “—Compensation of Banco Galicia’s Directors and Officers” below.

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

Our CEO is Mr. Pedro Alberto Richards. For his biography please see Item 6, “Our Board of Directors”.

Our CFO is Mr. José Luis Ronsini, who was born on November 29, 1971. He obtained a degree in national public accounting from the Universidad Católica Argentina. He holds a Master of Finance from the Universidad del Cema, and attended the Senior Management Program at the Universidad de San Andrés. He has been associated with Banco Galicia since 2001. He previously served as the Chief Credit Risk Auditor, responsible for complementary societies, Tarjetas Regionales S.A., and Galicia Administradora de Fondos S.A. Mr. Ronsini has served as General Accountant of Banco Galicia since 2012.

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

We have established a Disclosure Committee in response to the U.S. Sarbanes-Oxley Act of 2002. The main responsibility of this committee is to review and approve controls over the public disclosure of financial and related information, and other procedures necessary to enable our chief financial officer and CEO to provide their certifications of our annual report that is filed with the SEC. The members are Messrs. Pedro A. Richards, José Luis Ronsini, Adrián Enrique Pedemonte and Ms. Mariana Saavedra. In addition, at least one of the members of this committee attends all the meetings of our principal subsidiaries’ disclosure committees.

Board of Directors of Banco Galicia

At the ordinary shareholders’ meeting held on April 27, 2017, the size of Banco Galicia’s board of directors was set at seven members and three alternate directors. The following table sets forth the members of Banco Galicia’s board of directors as of April 27, 2017, all of whom are residents of Buenos Aires, Argentina, the position currently held by each of them, their dates of birth, their principal occupations, the dates of their appointment and the year in which their current terms will expire. The business address of the members of the Banco Galicia’s board of directors is Tte. General J. D. Perón 430, 24th floor (C1038AAI) Buenos Aires, Argentina.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Sergio Grinenco	Chairman of the Board	May 26, 1948	Banker	April 2012	December 2019
Raúl Héctor Seoane	Vicechairman	July 18, 1953	Economist	April 2012	December 2019
Guillermo J. Pando	Secretary Director	October 23, 1948	Banker	April 2003	December 2019
María Elena Casasnovas	Director	May 10, 1951	Lawyer	April 2016	December 2018
Juan Carlos L’Afflitto	Director	September 15, 1958	Accountant	April 2016	December 2018
Pablo M. Garat (1)	Director	January 12, 1953	Lawyer	April 2004	December 2018
Ignacio A. González (1)	Director	April 23, 1944	Accountant	April 2010	December 2018
Enrique García Pinto (2)	Alternate Director	August 10, 1948	—	April 2009	December 2017
Cirilo E. Martin	Alternate Director	October 19, 1945	Lawyer	April 2012	December 2017
Augusto R. Zapiola Macnab	Alternate Director	June 27, 1947	Economist	April 2013	December 2018

(1)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Garat and González are independent and were reelected at the ordinary shareholders’ meeting held on April 15, 2013. Messrs. Garat and González are also independent directors in accordance with the Nasdaq rules.
(2)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Mr. García Pinto is an independent alternate director. He would replace the independent directors in case of vacancy. He is also an independent director in accordance with the Nasdaq rules.

The following are the biographies of the members of the board of directors of Banco Galicia:

Sergio Grinenco: See “-Our Board of Directors”.

Raúl Héctor Seoane: Mr. Seoane obtained a degree in economics from the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1988. Mr. Seoane was first elected as an alternate director of Banco Galicia from 2005 until December 2011, and in April 2012 was elected as a director. He is also a vice chairman of CFA and Distrocuyo S.A. and an alternate trustee of Fundación Banco de Galicia y Buenos Aires.

Guillermo Juan Pando: Mr. Pando has been associated with Banco Galicia since 1969. He was first elected as an alternate director of Banco Galicia from September 2001 until June 2002, and in April 2003 he was elected as a director. He is also the chairman of Santiago Salud S.A. and Distrocuyo S.A., vice chairman of Electrigal S.A., a director of CFA and an alternate trustee of Fundación Banco de Galicia y Buenos Aires.

María Elena Casasnovas: Mrs. Casanovas has been associated with Banco Galicia since 1972. She obtained a degree in law from the Universidad Católica Argentina. She completed the Program for High Management at Universidad Torcuato Di Tella and the Senior Management Program at Universidad San Andrés.

Juan Carlos L’Afflitto: Mr. Afflitto has been associated with Banco Galicia since 1986. He has an accounting degree from the Universidad de Buenos Aires. He worked as advisor and accountant at Morgan, Benedit y Asociados and until 1990 he was a professor at the Universidad Católica Argentina.

Pablo María Garat: Mr. Garat has been associated with Banco Galicia as an independent director since April 2004. He has a degree in law at the Universidad de Buenos Aires. Mr. Garat has been an official representative of the Province of Tierra del Fuego and an advisor to the Argentine Senate, and he currently develops its professional independent activity at his own law firm and is a professor at the University of Constitutional Law and Constitutional Tributary Law.

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

Risk and Capital Allocation Committee: This Committee is composed of four Directors, the Chief Executive Officer, the Risk Management and Planning Division Managers. It is in charge of analyzing and approving capital allocations, establishing risk policies and monitoring the Bank’s risks. The Committee meets at least once every two months. Its resolutions are summarized in writing in minutes.

High Credit Committee: This Committee is composed of four Directors, the Chief Executive Officer, the Credit Division Manager and the Wholesale Banking Manager. It is in charge of approving and granting ratings and loans to high risk customers and groups. The Committee meets at least once a week. Approved operations are recorded in chronologically numbered spreadsheets.

Low Credit Committee: This committee is composed of two Directors, the Chief Executive Officer and the Credit Division Manager. The Committee is responsible for approving and mandating the standards and approval requirements for client operations and medium-risk groups within Banco Galicia. The Committee meets at least twice a week. Approved operations are recorded in chronologically numbered spreadsheets.

Information Technology Committee: This committee is composed of three Directors, the Chief Executive Officer and the Comprehensive Corporate Services Division Manager. This Committee is in charge of supervising and approving the development plans of new systems and their budgets, as well as supervising these systems’ budget control. It is also responsible for approving the general design of the systems’ structure, the main processes thereof and the systems implemented, as well as monitoring the quality of the Bank’s systems, within the policies established by the Board of Directors. The Information Technology Committee meets at least once every six months. It can hold extraordinary meetings in case there is any issue that requires urgent consideration. Its resolutions are summarized in writing in minutes.

Audit Committee: In accordance with the Argentine Central Bank’s regulations, Banco Galicia formed an Audit Committee composed of two Directors and the Internal Audit Manager. The Committee is in charge of supervising the adequacy and conformity, as well as the effective functioning of the internal control systems so as to ensure compliance with all the Bank’s rules submitted to the Argentine Central Bank and the self-regulated entities of the capital market. The Committee meets at least once a month. Its resolutions are entered in minutes, which are transcribed in signed books.

Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities: It is composed of four Directors, the Chief Executive Officer, the Compliance and Prevention of Money Laundering Manager, the Internal Audit Manager, and the Managers of the following Divisions: Risk Management, Financial, Wholesale Banking, Retail Banking and Comprehensive Corporate Services. The Financial Division Manager is the officer in charge of financial intermediation transactions. The Syndics can be invited to attend any meeting called by this Committee. This Committee is responsible for planning, coordinating and enforcing compliance with the policies on the issue established and approved by the Board of Directors. The Committee meets at least once per quarter. Resolutions must be registered in a minutes book.

Disclosure Committee: It is composed of three Directors, the Chief Executive Officer and the Planning Division Manager. The Syndics can be invited to attend any meeting called by this Committee. A member of the Committee that was created for the same purpose by Grupo Financiero Galicia S.A. shall also attend the meetings held by this Committee. This Committee is in charge of promoting compliance with the provisions set forth in the Sarbanes-Oxley Act of 2002 of the United States of America. The Committee meets at least every three months or whenever there are issues that require consideration. Its resolutions are summarized in writing in minutes.

Human Resources and Governance Committee: It is composed of two Directors, the Chief Executive Officer, and the Organizational Development and Human Resources Manager. This Committee is responsible for presenting a succession plan for the Chief Executive Officer and the Division Manager positions, analyzing and establishing the compensation for the Chief Executive Officer and Division Managers, and monitoring the performance matrix of Division Managers and Department Managers. The Committee meets every two months or whenever there are issues that require urgent consideration. Its resolutions are summarized in writing in minutes.

Asset and Liabilities Committee (ALCO): Three Directors, the Chief Executive Officer, the Retail Banking Manager, the Wholesale Banking Manager, the Financial Division Manager, the Risk Management Division Manager and the Planning Division Manager are members of this Committee. It is in charge of fund raising and different asset allocations. Moreover, this Committee is in charge of the follow-up and control of liquidity, interest-rate and currency gaps. The Committee meets at least once a month. Its resolutions are summarized in writing in minutes.

Planning and Management Control Results Reporting Committee: This committee is composed of five directors, the CEO, the Risk Management Division manager, the Planning Division manager and the Internal Audit Department manager. The syndics can be invited to attend any meeting called by this committee. This committee is responsible for monitoring management, reviewing financial results and evaluating the macroeconomic situation. It is also responsible for the analysis, definition and follow-up of the consolidated balance sheet and income statement, as well as approving, with the participation of the Human Resources Manager, the compliance indexes that will be used in the staff evaluation process and in the budget for annual incentives. This committee meets at least once every three months. Its resolutions are summarized in writing and signed by two of the above-mentioned officers.

Strategy and New Businesses Committee: This Committee is composed of three Directors, the Chief Executive Officer, the Planning and Risk Management Division Managers. It is in charge of analyzing new businesses. The Committee meets at least once every two months. It can hold extraordinary meetings in case there is any issue that requires urgent consideration. Its resolutions are summarized in writing in minutes.

Liquidity Crisis Committee: This Committee is composed of three Directors and the Chief Executive Officer. The Committee may call those officers whose participation is deemed relevant. It is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to tackle it. The Committee shall meet when convened by the Board of Directors and shall hold sessions as may be required until the liquidity crisis ends. Its resolutions are summarized in writing in minutes.

Income Statement Reporting Committee: It is composed of five Directors, the Chief Executive Officer and the Planning Division Manager. It is in charge of monitoring management and income statements, as well as evaluating the macroeconomic situation. The Committee meets at least once per quarter. Its resolutions are summarized in writing in minutes.

Every month, the Board of Directors learns about the decisions taken by these Committees, what is written down in minutes.

Banco Galicia’s Executive Officers

On October 7, 2015, Mr. Fabian Enrique Kon, was appointed as the CEO of Banco Galicia to succeed Mr. Daniel Llambías effective as of April 4, 2016. The designation was determined by the Bank’s board of directors. The CEO is in charge of implementing the strategic goals established by the Board of Directors of Banco Galicia. Likewise, he coordinates the managers of Banco Galicia’s divisions, while reporting to Banco Galicia’s board of directors.

Fabián Enrique Kon: Mr. Kon was born on September 25, 1958. He obtained a degree in national public accounting at the Universidad de Buenos Aires. He worked at Pistrelli, Diaz y Asociados, Accenture, Exolgan Container Terminal and Tradecom, in managerial positions. From 2006 to February 2014, he was Galicia Seguros’ CEO and in March 2014, he was appointed Banco Galicia´s retail banking manager. Mr. Kon is also the chairman of Sudamericana Holding S.A., vice chairman of Tarjetas del Mar and Tarjetas Regionales, director of Tarjetas Cuyanas and Tarjeta Naranja, and an alternate director of Net Investment.

As of the date of this annual report, the following divisions and department managers report to Banco Galicia’s CEO:

Division	Manager
Retail Banking	German Alejandro Ghisoni
Wholesale Banking	Sebastián Pujato
Financial	Pablo María León
Risk Management	Diego Rivas
Credit	Marcelo Poncini
Comprehensive Corporate Services	Gastón Bourdieu
Organizational Development and Human Resources	Rafael Pablo Bergés
Strategic Planning	Bruno Folino
Customer Experience	Flavio Dogliolo

Retail Banking Division: This division is responsible for designing, planning and implementing the vision, strategies, policies and goals for the Retail Banking’ businesses and for each customer segment (Private Banking, EMINENT, Prefer Banking, Consumer Banking, and Micro- and Small-Sized Companies) and the distribution channels (Branch Network and Alternative Channels). It is also responsible for defining and controlling of the division’s business goals, ensuring that these goals competitively meet market demands and remain in line with the Bank’s strategic objectives, guaranteeing sales volume, profitability, quality and customer satisfaction, while managing risk levels. This division proposes and develops the advertising plan, banking products for the consumer segment, and works with the Wholesale Banking Division to develop a customer service model tailored by segment and ensuring that growth, profitability and customer service targets are met. The following departments report to this division: Private Banking, Channels; Marketing; Branches; Retail Banking Planning; and Digital.

Wholesale Banking Division: This division is responsible for designing, planning and implementing the vision, strategies, policies and goals for the Wholesale Banking’ businesses and for each customer segment (corporate, medium-sized, and agricultural companies) and products. It is also responsible for defining and controlling the division’s business goals, ensuring that these goals competitively meet market demands and remain in line with the Bank’s strategic objectives, guaranteeing sales volume, profitability, quality and customer satisfaction, while managing risk levels. This division proposes and develops banking products for the corporate segment, and works with the Retail Banking Division to develop a customer service model tailored by segment, ensuring that growth and profitability targets are met. The following departments report to this division: Corporate Banking; Companies Segment; Agribusiness Segment; Middle-market Banking Centers (“CBE”); Wholesale Products and Marketing, Capital Markets and Investment Banking.

Financial Division: This division is responsible for designing, planning and implementing the vision, strategies, policies and goals for the Treasury Division, to ensure the provision of funding, complying with mismatch policies, and attaining liquidity targets, while optimizing performance and ensuring the achievement of the Bank’s business goals with respect to volume and profitability. Furthermore, it is in charge of managing the financial position of the Bank, negotiating rates, funds, incentives and campaigns with different areas, and providing regulatory, information and technical support for the management of assets and liabilities, aiming to guarantee the control of liquidity, rate, currency and market risks and the compliance with applicable legal and policy provisions. In addition, this division plans, proposes and implements the strategy for the development and maintenance of business relations with international banks, international entities, international mutual funds and bi-national clearing houses with the aim of enhancing the Bank’s image in international markets and ensuring the efficiency of business operations based on the growth and profitability targets established by the organization. The following departments report to this division: Commercial, Products, Financial Institutions, Information Support and Management, and Public Sector.

Risk Management Division: This division is responsible for monitoring and actively managing the various risks faced by Banco Galicia (credit, financial and operational) and its subsidiaries, while monitoring efficiency and compliance with control procedures with a focus on prevention of, categorizing and measuring risks. This division is also responsible for the monitoring and oversight of compliance with policies on control and prevention of money laundering and funding of terrorist activities in order to minimize any potential reputational risks. The following departments report to this division: Market and Liquidity Risk, Operational Risk, Credit Risk, Capital Management and Model Manufacturing.

Credit Division: This division is responsible for developing and proposing strategies for credit and credit-granting policies, as well as managing and monitoring credit origination processes, follow-up and control thereof, and the recovery of past-due loans, with the goal of ensuring the quality of the loan portfolio, controlling costs (including time spent on a particular matter), and recovery optimization, thus minimizing loan losses and optimizing efficiency in processes and business credit granting. The following departments report to this division: Retail Credit; Wholesale Credit; Portfolio Recovery; Consumer Credit Recovery; Credit Strategy and Planning; Policies; and Portfolio Analysis and Management.

Comprehensive Corporate Services Division: This division is responsible for designing, planning and implementing the strategies and policies for the IT, Organization, Operations, Purchase of Goods and Services and Infrastructure divisions, and the maintenance thereof. It is also responsible for Banco Galicia’s physical safety and information, both ensuring and maintaining logistic support for its operations and activities by means of a functional coordination of all of the Bank’s services, and optimizing the human and technological resources available to the Bank. This division is responsible for developing and proposing innovations and new solutions with resepct to business processes, and preparing the expense and investment budget. In addition, it provides legal advice to different sectors of Banco Galicia to conduct business in accordance with applicable regulations. The following departments report to this division: Operations, IT, Organization, Engineering and Maintenance, Information Security, Management and Security, and Legal Advice.

Organizational Development and Human Resources Division: This division is responsible for designing, planning and implementing human resources strategies and policies, as well as defining and controlling management goals of the Bank’s human resources to ensure standardized practices, availability of qualified and motivated personnel, and a proper work environment, in accordance with applicable employment legislation and with the Bank’s cultural patterns and values. It is also responsible for dictating corporate social responsibility activities and the internal communication, with the purpose of enhancing the Bank’s image with focus on social responsibility, promoting employee loyalty, and applying social marketing to cement the Bank’s competitive advantage. The following departments report to this division: Sustainability; Internal Communications and Culture; Human Resources Management; Talent Management; Compensation; and Human Resources Advisory.

Strategic Planning: This division is responsible for planning, coordinating and controlling the development and maintenance of budget, planning, and accounting and tax activities, with the aim of providing management with relevant information to facilitate its decision-making processes, management control, and also is responsible for compliance with disclosure requirements, as well as guaranteeing the availability of information allowing the Bank to obtain strategic, long-term financing. It is also in charge of planning and ensuring compliance with required liquidity levels, interest rates and currency mismatches strategies, formulating proposals to the Asset and Liabilities Committee (“ALCO”) related to the management of such mismatches in order to maximize profitability in conformity with the Bank’s policies. The following departments report to this division: Accounting; Assets and Liabilities Management; Management Control; Tax Advisory; Research, Consolidation and Analysis.

Customer Experience: This division is responsible for developing, throughout the organization, a customer-oriented culture, designed to gain a competitive advantage in the financial services market. The following departments report to this division: NPS Operation, Customer’s Vision, Initiatives, and Analysis and Indicators.

The following departments report to the board of directors of Banco Galicia:

Department	Manager
Internal Audit	Omar Severini
Compliance and Prevention of Money Laundering	Teresa del Carmen Piraino

Internal Audit Department Division: This department division is responsible for assessing and monitoring the effectiveness of internal control systems with the purpose of ensuring compliance with applicable laws and regulations.

Compliance and Prevention of Money Laundering Department Division: This department division is responsible for coordinating and monitoring compliance with the policies established by the board of directors of Banco Galicia with respect to control systems and prevention of money laundering and funding of terrorist activities in order to minimize any potential reputational risks, thus ensuring compliance with applicable regulations and international standards. It is in charge of planning and assessing the information used by different departments within the division to ensure policy compliance. Such information is included in the reports issued by the division to the rest of the organization and certain national and international regulatory agencies,

The following departments report to the CEO:

Department	Manager
Institutional Relations Department	Pablo Eduardo Firvida

Institutional Relations Department Division: This department division is responsible for creating and implementing institutional communication strategies and policies, as well as managing and controlling activities and relations with the press and the media and providing advice to other departments on these issues, with the goal of ensuring adequacy of responses, securing a presence and the advocating for the Bank’s interests in the media, while strengthening the Bank’s institutional image. The Investor Relations Department reports to this division.

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

The table below shows the composition of Banco Galicia’s Supervisory Committee as they were re-elected by the annual shareholders’ meeting held on April 27, 2017.

Name	Year of Appointment	Position	Principal Occupation	Current Term Ends
Enrique M. Garda Olaciregui	2017	Syndic	Lawyer	December 31, 2017
Norberto D. Corizzo	2017	Syndic	Accountant	December 31, 2017
José Luis Gentile	2017	Syndic	Accountant	December 31, 2017
Fernando Noetinger	2017	Alternate Syndic	Lawyer	December 31, 2017
Miguel N. Armando	2017	Alternate Syndic	Lawyer	December 31, 2017
Horacio Tedín	2017	Alternate Syndic	Lawyer	December 31, 2017

For the biographies of Messrs. Enrique M. Garda Olaciregui, Norberto D. Corizzo, José Luis Gentile, Fernando Noetinger and Miguel N. Armando and Horacio Tedín, see “-Our Supervisory Committee”.

Compensation of Banco Galicia’s Directors and Officers

Banco Galicia’s board of directors establishes the policy for compensation of Banco Galicia’s personnel. Banco Galicia’s managers receive a fixed compensation. Seven directors are not employees of Banco Galicia. These non-employee directors, receive a fixed compensation, provided that payments do not exceed the standard levels of similar entities in the Argentine financial market, a provision that is applicable to managers as well. The Officers’ compensation regime includes the possibility of acquiring a retirement insurance policy. Banco Galicia does not maintain stock-option plans or pension plans or any other retirement plans for the benefit of its directors and managers. Banco Galicia does not have a policy establishing any termination benefits for its directors.

For fiscal year 2016, Banco Galicia’s ordinary shareholders’ meeting held on April 27, 2017, approved compensation for the directors in the total amount of Ps.12.9 million.

Employees

The following table shows the composition of our staff:

	As of December 31,
	2016	2015	2014
Grupo Financiero Galicia S.A.	6	6	6
Banco de Galicia y Buenos Aires S.A.	5,799	5,573	5,374
Branches	2,790	2,690	2,614
Head Office	3,009	2,883	2,760
Galicia Uruguay	—	2	2
Regional Credit Card Companies	4,571	5,040	5,232
CFA(*)	1,164	1,161	1,112
Sudamericana Consolidated	374	307	242
Other Subsidiaries	42	42	44

Total	11,956	12,128	12,012

(*)	Includes Cobranzas y Servicios S.A.

Within the current legal framework, membership in an employee union is voluntary and there is only one union of bank employees with national representation. As of December 31, 2016, approximately 32% of Banco Galicia’s employees were affiliated with the national bank employee union. As of December 31, 2016, approximately 96.4% of the Regional Credit Card Companies’ work force was party to the merchant union’s Collective Bargaining Agreement No. 130/75 applicable to trade employees, 7.9% of which were members of a labor union and 0.05% of which were labor union representatives. As of December 31, 2016, approximately 10% of CFA’s employees were affiliated with the merchant union. Usually during the first four months of the year, the bank employee union and the national commerce employee union renegotiate their respective collective labor agreements in order to establish new minimum wages. As a result of such negotiations, salary increases are granted. In 2016, the Argentine union that represents employees in the banking sector declared general strikes. These strikes were not particular to any one bank, but rather affected all banks in Argentina to the extent that some or all of the employees of any given bank were members of such union. In connection with such strikes, certain of the employees of the

Bank are members of the referenced union and did participate in the strike; however, the Bank was able to continue its operations during the course of such strikes as not all of its employees participated. While employees of Banco Galicia have participated in general strikes against the Argentine banking sector, Banco Galicia has not experienced a targeted strike by its employees against the Bank in particular since 1973 and the Regional Credit Card Companies and CFA have never experienced any strike event. We believe that our relationship with our employees has developed within normal and satisfactory parameters.

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

Nasdaq Corporate Governance Standards

Pursuant to Nasdaq Marketplace Rule 5615(a) (3), a foreign private issuer may follow home country corporate governance practices in lieu of the requirements of the Rule 5600 Series, provided that the foreign private issuer complies with certain sections of the Rule 5000 Series, discloses each requirement that it does not follow and describes the home relevant country practice followed in lieu of such requirement. The requirements of the Rule 5000 Series and the Argentine corporate governance practice that we follow in lieu thereof are described below:

(i)	Rule 5250 (d) - Distribution of Annual and Interim Reports. In lieu of the requirements of Rule 5250 (d), we follow Argentine law, which requires that companies make public a Spanish language annual report, including annual audited consolidated financial statements, by filing such annual report with the CNV and the BASE, within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the CNV and the BASE within 42 calendar days of the end of each fiscal quarter. The BASE publishes the annual reports and interim reports in the BASE bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of our annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the SEC. We also post the English language translation of our annual reports and quarterly press releases on our website. Furthermore, under the terms of the Second Amended and Restated Deposit Agreement, dated as of June 22, 2000, among us, The Bank of New York, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of our annual reports and each of our quarterly press releases. Annual reports and quarterly press releases are available for inspection by ADRs holders at the offices of The Bank of New York located at, 101 Barclay Street, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to the shareholders, at the company’s executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report), as well as proposals of the company’s board of directors.

(ii)	Rule 5605 (b) (2) – Executive Sessions of Independent Directors. In lieu of the requirements of Rule 5605 (b) (2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our Board of Directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics), which is responsible for monitoring the legality of the company’s actions under Argentine law and the conformity thereof with its bylaws.

(iii)	Rule 5605 (d) – Compensation of Officers. In lieu of the requirements of Rule 5605 (d), we follow Argentine law, which does not require companies to form a compensation committee comprised solely of independent directors. It also is not required under Argentine law that the compensation of the CEO and all other executive officers be determined by either a majority of the independent directors or a compensation committee comprised solely of independent directors. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the CEO and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for directors or managers of the company. Finally, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2).

(iv)	Rule 5605 (e) (1) – Nomination of Directors. In lieu of the requirements of Rule 5605 (e) (1), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation. In addition, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2).

(v)	Rule 5605 (c) (1) – Audit Committee Charter. In lieu of the requirements of Rule 5605 (c) (1), we follow Argentine law, which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters, which are the responsibility of the company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter.

(vi)	Rule 5605 (c) (2) – Audit Committee Composition. Argentine law does not require, and it is equally not customary business practice in Argentina, that companies have an audit committee comprised solely of independent directors. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, during fiscal year 2016 we had an Audit Committee entirely comprised of three independent directors, pursuant to the definition of independence in Rule 10 A-3 (b) (1), one of which the Board of Directors determined to be a financial expert. In addition, we have a supervisory committee (“comisión fiscalizadora”) composed of three syndics, who are responsible for monitoring the legality, under Argentine law, of the actions of our Board of Directors and the conformity of such actions with our bylaws.

(vii)	Rule 5620 (c) – Quorum. In lieu of the requirements of Rule 5620 (c), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stock entitled to vote. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, constitute a quorum and resolutions may be adopted by an absolute majority of the votes present. Argentine law and our bylaws require, in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called which may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, a change in our domicile to outside of Argentina, total or partial recapitalization of our statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote).

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

Share Ownership

For information on the share ownership of our directors and executive officers as of December 31, 2016, see Item 7. “Major Shareholders and Related Party Transactions-Major Shareholders”.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

As of March 31, 2017, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of March 31, 2016, we had 1,300,264,597 shares outstanding composed of 281,221,650 class A shares and 1,019,042,947 class B shares.

Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación. As of March 31, 2017, the controlling shareholders owned 100% of our class A shares through EBA Holding (representing 21.6% of our total outstanding shares) and 12.4% of our class B shares (or 9.7% of our total outstanding shares), therefore directly and indirectly owning 31.3% of our shares and 63.2% of total votes.

Based on information that is available to us, the table below sets forth, as of March 31, 2017, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.

Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
EBA Holding S.A.	281,221,650 class A shares	100	58.0

Class B Shares

Name	Class B Shares	% of Class B Shares	% of Total Votes
The Bank of New York Mellon (1)	463,256,005 class B shares	45.5	19.1
ANSES	264,221,559 class B shares	25.9	10.9
EBA Holding Shareholders (2)	126,442,225 class B shares	12.4	5.2

(1)	Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York is 101 Barclay Street, New York 10286, and the country of organization is the United States.
(2)	No member holds more than 2.0% of the capital stock. Such holding includes 25,556,360 shares in the form of ADSs

Based on information that is available to us, the table below sets forth, as of March 31, 2017, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

Name	Shares	% of Shares	% of Total Votes
The Bank of New York Mellon	463,256,005 class B shares	35.6	19.1
EBA Holding S.A	281,221,650 class A shares	21.6	58.0
ANSES	264,221,559 class B shares	20.3	10.9
EBA Holding Shareholders	126,442,225 class B shares	9.7	5.2

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

As of December 31, 2016, we had 131 identified United States record shareholders (not considering The Bank of New York), of which 17 held our class B shares and 114 held our ADSs. Such United States holders, in the aggregate, held approximately 189 million of our class B shares, representing approximately 14.5% of our total outstanding capital stock as of such date.

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

Some of our directors and the directors of Banco Galicia have been involved in certain credit transactions with Banco Galicia as permitted by Argentine law. The Corporations Law and the Argentine Central Bank’s regulations allow directors of a limited liability company to enter into a transaction with such company if such transaction follows prevailing market conditions. Additionally, a bank’s total financial exposure to related individuals or legal entities is subject to the regulations of the Argentine Central Bank. Such regulations set limits on the amount of financial exposure that can be extended by a bank to affiliates based on, among other things, a percentage of a bank’s RPC. See Item 4. “Information on the Company—Argentine Banking Regulation—Lending Limits”.

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

In this section “total financial exposure” comprises equity interests and financial assistance (all credit related items such as loans, holdings of corporate debt securities without quotation, guarantees granted and unused balances of loans granted, among others), as this term is defined in “Item 4. Information on the Company—Argentine Banking Regulation—Lending Limits”.

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

The following table presents the aggregate amounts of total financial exposure of Banco Galicia to related parties, the number of recipients, the average amounts and the single largest exposures as of the end of the three fiscal years ended December 31, 2016 and as of February 28, 2017, the last date for which information is available.

	February 28, 2017	December 31, 2016	December 31, 2015	December 31, 2014
	In millions of Pesos, except as noted
Aggregate Total Financial Exposure	Ps.443	Ps.687	Ps.427	Ps.394
Number of Recipient Related Parties	365	358	381	359
Individuals	301	295	319	300
Companies	64	63	62	59
Average Total Financial Exposure	Ps.1	Ps.2	Ps.1	Ps.1
Single Largest Exposure	Ps.47	Ps.276	Ps.62	Ps.50

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

Similarly, the board of directors of Banco Galicia, during its meeting held on March 11, 2015, decided to grant a checking account overdraft in favor of Grupo Financiero Galicia for up to Ps.230 million with a maturity date of June 30, 2016. On April 5, 2016 this checking account overdraft was increased to Ps.300 million with a maturity date of June 30, 2017.

On March 14, 2017, the board of directors of Banco Galicia decided to grant a checking account overdraft in favor of Grupo Financiero Galicia for up to Ps.500 million with a maturity date of June 30, 2018.

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

Regional Credit Card Companies

The AFIP, Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in different degrees of completion, at the companies controlled by Tarjetas Regionales. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales’s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totaled approximately Ps.14 million.

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

Dividends

Grupo Financiero Galicia

As a holding company, our principal source of cash from which to pay dividends on our shares is dividends or other intercompany transfers from our subsidiaries, primarily Banco Galicia. Due to the dividend restrictions contained in Banco Galicia’s loan agreements in connection with Banco Galicia’s foreign debt restructuring—that were lifted when said debt were fully paid during fiscal year 2016-and in some Argentine Central Bank regulations, our ability to distribute cash dividends to our shareholders has been materially and adversely affected since late 2001 until 2010, when Banco Galicia obtained the authorization to distribute its profits.

After the end of fiscal year 2011, the Argentine Central Bank modified its regulations governing the minimum capital requirements and dividend distribution and, consequently, Banco Galicia has not paid dividends to date. However, Grupo Financiero Galicia paid a cash dividend corresponding to fiscal year 2013, Ps.39 million equivalent to Ps.0.0297 per share, for fiscal year 2014, Ps.100 million equivalent to Ps.0.0769 per share, and Ps.150 million equivalent to Ps.0.1154 per share, all of them subject to the deduction, when applicable, of the personal assets tax and the 10% withhold for income tax.

Due to the fact that most of the profits for fiscal year 2016 correspond to income by holdings and just a fraction corresponds to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations’ Law, and taking as well into consideration Grupo Financiero Galicia’s financial condition, during the shareholders’ meeting held on April 25, 2017 a payment of dividends in cash was approved in an amount of Ps.240 million, which represents 18.458% with regard to 1,300,264,597 class A and B ordinary shares with a face value of Ps.1 each.

Pursuant Act No. 27,260, Grupo Financiero Galicia will neither reimburse nor withhold any amount for taxes purposes over the dividends to be paid for fiscal year 2016.

For more information on requirements for dividend distribution, see Item 4. “Information on the Company-Argentine Banking Regulation-Profit Distribution”.

Banco Galicia

At the close of the fiscal year ended December 31, 2016, Banco Galicia’s capital, non-capitalized contributions, profit reserves, adjustments to shareholders’ equity and retained earnings (not including the fiscal year’s net income) totaled Ps.13,812 million.

Banco Galicia’s net income for fiscal year 2016 amounted to Ps.5,094 million. Taking into consideration the Argentine Central Bank rules regarding the distribution of profits, as explained above, Banco Galicia’s board of directors proposed at the shareholders’ meeting held on April 27, 2017, and such shareholders approved, the allocation of Ps.1,019 million to legal reserve and Ps.4,075 million to discretionary reserve for the future distribution of profits.

Regional Credit Card Companies

During the ordinary and extraordinary shareholders’ meeting held on April 20 2017, the shareholders decided to pay a cash dividend corresponding to fiscal year 2016 in the amount of Ps.389 million

Sudamericana Holding

On August 24, 2016, Sudamericana held an extraordinary shareholders’ meeting, at which shareholders approved the payment of cash dividends in the amount of Ps.350 million.

CFA

During the shareholders’ meeting held on March 28, 2017, the shareholders decided to pay a cash dividend corresponding to fiscal year 2016 in the amount of Ps.250 million. This dividend distribution is still pending approval of the Argentine Central Bank.

Significant Changes

Grupo Financiero Galicia

During February and March 2017, Grupo Financiero Galicia received dividends in an amount of Ps.196 million and Ps.187 million, respectively, from Galicia Administradora de Fondos, a subsidiary that was acquired during fiscal year 2014, and received dividends in an amount of Ps.9 million in 2017 from Galicia Warrants S.A.

On April 1st, 2017, Jose Luis Ronsini was appointed as the new Chief Financial Officer, replacing Jose Luis Gentile.

Banco Galicia

On January 25, 2017, Banco de Galicia y Buenos Aires S.A.’s Board of Directors approved the issuance of Short-, Mid- and Long-term Notes for a face value in an amount of up to US$550 million (or its equivalent in other currencies).

On February 6, 2017, the C.N.V. authorized the issuance of Class III Notes due within 36 months as from the date of issuance and settlement for a face value of up to US$100 million, with the possibility to increase up to a face value of US$550 million. Such notes shall accrue interest at a variable rate equal to the arithmetic average of private Badlar, plus an applicable margin. Interest on such notes shall be paid on a quarterly basis.

On March 31, 2017, the Board of Directors approved the sale of its stake (58.8% of the issued and outstanding total shares) in TDM to Sociedad Anónima Importadora y Exportadora de la Patagonia. CFA also sold its stake (1.2% of the issued and outstanding shares) in TDM to Federico Braun.

The consideration received for these sales is approximately US$5 million and Banco Galicia believes that the sale will not have a significant impact on Banco Galicia´s shareholders equity.

On April 12, 2017, the shareholders of the Banco Galicia accepted an offer to purchase Banco Galicia’s investment (consisting of 3,250,000 Class E shares) in Aguas Cordobesas S.A. (ACSA) for Ps.48 millions, of which Ps.38,3 million has been already received by Banco Galicia. The remaining Ps.9.7 million will be paid upon receipt of the approval of the government of the Province of Córdoba.

Tarjetas Regionales

On January 11, 2017, the board of directors of Tarjetas Cuyanas S.A., a subsidiary of Tarjetas Regionales, approved the issuance of its Class XXVII notes for a maximum global face value of up to Ps.500 millions.

On January 28, 2017, Tarjeta Naranja S.A., a subsidiary of Tarjetas Regionales, cancelled the third and final principal installment of its Class XIII notes in an amount of US$67 million, together with accrued interest.

On April 7, 2017, Tarjetas Cuyanas S.A.’s Board of Directors approved the issuance of its Class XXVIII notes for a maximun global face value of up to Ps.500 million.

On April 11, 2017, Tarjeta Naranja S.A. issued its Class XXXVII Peso Linked Negotiable Obligation in an amount of USD$250 million, bearing interest at a rate of BADLAR + 3.50% (with a mínimum interest rate of 15%). This interest will be payed in U.S. Dollars for a total amount of Ps.3,845.7 million in three equal annual installments (to be made in April 2020, 2021 and 2022).

Item 9.	The Offer and Listing Market Regulations

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

Grupo Financiero Galicia - Class B Shares - Buenos Aires Stock Exchange (in Pesos)

	High	Low	Average Daily Volume (in thousands of Class B shares)
Calendar Year
2012	4.51	2.72	2,153
2013	10.95	3.86	1,646
2014	21.40	8.30	1,229
2015	43.45	17.60	852
2016	49.50	31.60	495
Two Most Recent Fiscal Years
2015
First Quarter	31.40	17.60	904
Second Quarter	28.85	22.50	689
Third Quarter	29.60	22.00	713
Fourth Quarter	43.45	23.25	1,123
2016
First Quarter	47.70	31.60	596
Second Quarter	46.50	36.00	483
Third Quarter	49.50	42.00	393
Fourth Quarter	49.30	37.30	517

2017
First Quarter	60.90	42.80	682
Most Recent Six Months
November 2016	47.60	41.10	479
December 2016	44.90	37.30	633
January 2017	54.20	42.80	883
February 2017	55.50	49.50	592
March 2017	60.90	49.10	554
April 2017 (through April 20, 2017)	62.00	58.90	475

As of April 20, 2017, the closing price of our class B shares was Ps.60.20.

Grupo Financiero Galicia – ADSs - Nasdaq Capital Market (in US$)

	High	Low	Average Daily Volume (in thousands of ADRs)
Calendar Year
2012	8.15	4.21	217
2013	13.05	4.96	304
2014	18.50	7.30	553
2015	29.25	14.99	460
2016	33.08	22.77	303

Two Most Recent Fiscal Years
2015
First Quarter	26.13	14.99	501
Second Quarter	24.10	17.84	414
Third Quarter	22.22	15.30	385
Fourth Quarter	29.25	16.62	543
2016
First Quarter	30.92	22.77	318
Second Quarter	32.05	25.34	367
Third Quarter	33.08	28.04	221
Fourth Quarter	32.74	23.23	306
2017
First Quarter	39.20	27.50	462
Most Recent Six Months
November 2016	31.53	26.81	279
December 2016	27.95	23.23	433
January 2017	34.12	27.50	595
February 2017	35.80	30.83	351
March 2017	39.20	31.99	438
April 2017 (through April 20, 2017)	40.41	38.09	336

As of April 20, 2017, the closing price of our ADSs was US$39.02.

Argentine Securities Market

The principal and oldest exchange for the Argentine securities market is the BASE. The BASE started operating in 1854 and handles approximately 95% of all equity trading in Argentina. Securities listed on the BASE include corporate equity and debt securities and government securities. Debt securities listed on the BASE may also be listed on the MAE. The MERVAL, which is affiliated with the BASE, was founded in 1929 and is the largest stock market in Argentina. The MERVAL is a private entity, whose capital is integrated by shares admitted to public offer regime and was registered as a market by the CNV under N°16. Its capital is composed of 183 outstanding shares and there are 214 agents registered as members of the Merval market. We are member of the Merval through Galicia Valores, a subsidiary that owns one share. Additionally, the Bank, within the framework of the Capital Market Law, was authorized by the CNV to act as a settlement and clearing agent and trading agent-comprehensive, and was added as member of the MERVAL.

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

Although companies may list all of their capital stock on the BASE, in most cases the controlling shareholders retain the majority of a company’s capital stock. This results in only a relatively small percentage of most companies’ stock being available for active trading by the public on the BASE. Even though individuals have historically constituted the largest group of investors in Argentina’s equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine mutual funds, by contrast, continue to have very low participation in the market. Although 99 companies had equity securities listed on the BASE as of December 31, 2016, the 10 most-traded companies on the exchange accounted for approximately 68% of total trading value during 2016. Our shares were the second-most traded shares on the BASE in 2016, with a 9% share of trading volume.

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

In December 2012, the Argentine Congress passed the Capital Markets Law (Law No. 26,831), which became effective on January 2013, replacing Law No.17,811 and Decree No. 677/01, with the aim of regulating the capital market under the supervision of the CNV and broadening the CNV’s powers. Additionally, the law intends to enhance the growth of local markets, to develop new and simplified negotiating systems and to create new regulation standards for the Argentine stock exchange, markets and other intermediary agents.

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

Outstanding Capital Stock

Our total subscribed and paid-in share capital as of December 31, 2016, amounted to Ps.1,300,264,947, composed of class A shares and class B shares, each with a par value of Ps.1. The following table presents the number of our shares outstanding as of December 31, 2016, and the voting interest that the shares represent.

	As of December 31, 2016
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

Taxation

The following is a summary of the principal Argentine and U.S. federal income tax consequences arising from the acquisition, ownership and disposition of our class B shares and ADSs. The summary is based upon Argentine and U.S. federal tax laws, as well as the regulations in effect as of the date of this annual report. Further, such summary is subject to any subsequent changes in such laws and regulations that may come into effect after such date. Any change could apply retroactively and could affect the continued validity of this summary. The summary which follows does not constitute legal advice or a legal opinion with respect to the transactions that the holders of our class B shares or ADSs may enter into, but rather is only a brief description of certain (and not all) aspects of the Argentine and U.S. federal income tax systems as they relate to the acquisition, ownership and disposition of our class B shares and ADSs. In addition, although the following summary is believed to be a reasonable interpretation of the current taxation rules and regulations, Grupo Galicia cannot assure you that the applicable authorities or tribunals will agree with all of, or any of, the tax consequences outlined below. Currently, there is no tax treaty between the United States and Argentina.

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

Law No. 26,893 has been regulated by Decree No 2334/2013, which provides that changes introduced by Law No.26,893 are effective from the date of publication of such law in the Official Gazette and are applicable to taxable events consummated from such date onwards.

Taxation of Dividends

As from the effectiveness of Law No. 26,893, dividends distributions (other than stock dividends) made by local entities to individuals, undivided estates, and foreign entities were subject to tax at a rate of 10%, However this provision was repealed by the enactment of Law N° 27,260 (July 22, 2016).

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

Beginning on September 23, 2013, the transfer of ADSs or class B shares may trigger capital gain taxation. In such a case, the buyer would be responsible for withholding the corresponding tax (i.e. no liability should exist for the seller) – although no withholding mechanism is currently available.

Notwithstanding the above, based on certain tax precedents, there may be support to argue that gains obtained by a non-resident from the disposal of ADSs or class B shares should be regarded as foreign source income and, therefore, not subject to Argentine CGT. As this is a controversial issue, further analysis is required.

Capital gains obtained by non-resident individuals or foreign entities from the sale, exchange or other disposition of such securities are currently subject to tax in Argentina at an effective 13.5% rate (15% tax rate applied to a gross presumed margin of 90% of the gross income) on gross proceeds arising from the sale transaction or, alternatively, to a 15% statutory rate on the actual capital gain (with proper evidence of cost incurred).

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

According to Law 27,260, this tax would be repealed as of 2019.

Personal Assets Tax

Individuals domiciled and undivided estates located in Argentina or abroad will be subject to an annual tax in respect of assets located in Argentina and abroad. Applicable wealth tax rates and minimum non-taxable asset values for the general taxpayer regime are reduced and replaced with effect as of fiscal year 2016 by Law 27,260. The following is the new scheme:

Fiscal year	Tax rate	Exempt Minimum
2016	0.75%	Ps.800,000
2017	0.50%	Ps.950,000
2018 and on	0.25%	Ps.1,050,000

Taxpayers that have been compliant with their federal tax obligations in relation to fiscal years 2014 and 2015, according to tax authority information, that do not make use of the tax amnesty or moratorium regimes (Law 27,260), have access to be exempt from wealth tax filing and payment obligations for fiscal years 2016, 2017 and 2018.

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

The tax was assessed and paid by those companies ruled by the Corporations Law at the rate of 0.5% on the value of the shares or equity interest. Since fiscal year 2016, after amendments introduced by Law 27,260, the tax rate applicable to participations in domestic entities is reduced, from 0.50% to 0.25%. The valuation of the shares, whether listed or not, must be made according to their proportional equity value. These companies may eventually seek reimbursement from the direct owner of their shares in respect of any amounts paid to the Argentine tax authorities as personal assets tax. Grupo Financiero Galicia has sought reimbursement for the amount paid corresponding to December 31, 2002. The Board of Directors submitted the decision on how to proceed with respect to fiscal year 2003 to the annual shareholders’ meeting held on April 22, 2004. At that meeting, our shareholders voted to suspend all claims on our shareholders for amounts unpaid for fiscal year 2002 and to have us absorb the amounts due for fiscal year 2003 onward when not withheld from dividends.

Pursuant to Law No. 27,260, Argentine companies that have properly fulfilled their tax obligations during the two fiscal years prior to the 2016 fiscal year, and which comply with certain other requirements may qualify for an exemption from personal asset taxes for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017. Grupo Financiero Galicia has filed such request. Notwithstanding, we cannot assure that in the future, Grupo Financiero Galicia can fulfill those requirements and maintain such exemption.

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

United States Federal Income Taxes

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of class B shares and ADSs, as their terms are set forth in the documents or the forms thereof, relating to such securities as in existence on the date hereof, but it does not purport to address all the tax considerations that may be relevant to a decision to purchase, own or dispose of class B shares or ADSs. This summary assumes that the class B shares or ADSs will be held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not address tax consequences to all categories of investors, some of which (such as dealers or traders in securities or currencies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, banks, insurance companies, persons that received class B shares or ADSs as compensation for the performance of services, persons owning (or deemed to own for U.S. federal income tax purposes) 10% or more (by voting power or value) of our shares, investors whose functional currency is not the Dollar and persons that hold the class B shares or ADSs as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction for U.S. federal income tax purposes) may be subject to special tax rules. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of class B shares or ADSs.

This summary (i) is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case, as in effect and available on the date hereof, and (ii) is based in part on representations of the Depository and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

Each prospective purchaser should consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of class B shares or ADSs.

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

Taxation of Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” for U.S. federal income tax purposes, the gross amount of distributions by Grupo Financiero Galicia of cash or property (other than certain distributions, if any, of class B shares or ADSs distributed pro rata to all shareholders of Grupo Financiero Galicia, including holders of ADSs) made with respect to the class B shares or ADSs before reduction for any Argentine taxes withheld therefrom, will constitute dividends to the extent that such distributions are paid out of Grupo Financiero Galicia’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and will be included in the gross income of a U.S. Holder as dividend income. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders generally will be taxed on such distributions on ADSs (or class B shares that are readily tradable on an established securities market in the United States at the time of such distribution) at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year). Non-corporate U.S. Holders that (i) do not meet a minimum holding period requirement with respect to such ADSs (or class B shares), (ii) elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4)(B) of the Code or (iii) receive dividends with respect to which they are obligated to make related payments for positions in substantially similar or related property will not be eligible for the reduced rates of taxation. In addition, dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if distributions with respect to the class B shares or ADSs exceed Grupo Financiero Galicia’s current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, the excess will be treated first as a tax-free return of capital to the extent of such U.S. Holder’s adjusted tax basis in the class B shares or ADSs. Any amount in excess of such adjusted basis will be treated as capital gain from the sale or exchange of such class B shares or ADSs. Grupo Financiero Galicia does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

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

Taxation of Capital Gains

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” U.S. Holders will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or exchange of class B shares or ADSs in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in the class B shares or ADSs and the amount realized on their disposition. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate for ordinary income (other than certain dividends) if the U.S. Holder’s holding period in the class B shares or ADSs exceeds one year at the time of the sale or exchange. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as United States source income or loss for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of class B shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Certain limitations apply to the deductibility of capital losses for U.S. federal income tax purposes.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75 percent of its gross income is “passive income” or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions, other than certain income derived in the active conduct of a banking business.

The application of the PFIC rules is unclear both generally and specifically with respect to banks. The United States Internal Revenue Service (“IRS”) has issued a notice and certain proposed Treasury Regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the “Active Bank Exception”). However, the IRS notice and proposed Treasury Regulations are inconsistent in certain respects. Because final Treasury Regulations have not been issued, there can be no assurance that Grupo Financiero Galicia or its subsidiaries will satisfy the Active Bank Exception for any given taxable year.

Based on certain estimates of its gross income and gross assets (which estimates are inherently imprecise), the nature of its business, and reliance on the Active Bank Exception, Grupo Financiero Galicia believes that it should not be classified as a PFIC for the taxable year ended December 31, 2016. Grupo Financiero Galicia’s status in future years will depend on its assets and activities in those years. Grupo Financiero Galicia has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that Grupo Financiero Galicia will not be considered a PFIC for any taxable year. If Grupo Financiero Galicia were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.

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

Payments of dividends on, or proceeds from the sale or redemption of, class B shares or ADSs within the United States, or by a U.S. payor or U.S. middleman, to a holder (other than an exempt recipient, such as a payee that is not a United States person and that provides an appropriate certification) will be subject to backup withholding if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is currently 28%.

FATCA

Beginning on January 1, 2019 (or, if later, the date on which final Treasury Regulations are published defining the term “foreign passthru payment”), Grupo Financiero Galicia may be required, pursuant to Sections 1471 through 1474 of the Code, and the Treasury Regulations promulgated thereunder (often referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) to withhold U.S. tax at a 30% rate on all or a portion of any distribution on class B shares or ADSs which is treated as a “foreign passthru payment.”

Assuming that distributions from Grupo Financiero Galicia constitute “foreign passthru payments” and that Grupo Financiero Galicia enters into an agreement with the IRS to report the information required by FATCA or, if Argentina has entered in an intergovernmental agreement with the United States (an “IGA”). Grupo Financiero Galicia complies with such IGA, then an investor considered to have a “U.S. account” maintained by Grupo Financiero Galicia may be required to provide the information described below or be subject to U.S. withholding tax on any distribution on class B shares or ADSs that is treated as a “foreign passthru payment.” Investors in class B shares or ADSs that are financial institutions, or financial institutions that receive payments on behalf of other persons, and that have not entered into an agreement with the IRS (or otherwise established an exemption from FATCA, including pursuant to an applicable IGA) would also be subject to this U.S. withholding tax.

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

Material Contracts

Bonds

In connection with Banco Galicia’s issuance on May 4, 2011 of its Class I notes due 2018 in the aggregate principal amount of US$300 million, within its global short-term, medium-term and/or long-term note program, for an outstanding face value at any time of up to US$343 million, or the equivalent amount in other currencies, Banco Galicia entered into an indenture with The Bank of New York Mellon, acting as trustee, pursuant to which such notes were issued. This indenture includes a number of significant covenants, which are subject to important qualifications and exceptions, that, among other things, restrict the ability of (i) Banco Galicia and certain of its subsidiaries to directly or indirectly, create, incur, assume or suffer to exist liens upon its present or future assets to secure any indebtedness and (ii) Banco Galicia to merge, consolidate or amalgamate with or into, or convey or transfer or lease all or substantially all of its properties and assets, whether in one transaction or a series of related transactions. On connection with the same issuance, on July 19, 2016 Banco Galicia issued an aggregate amount of US$ 250 million of Class II subordinated notes.

On July 19, 2016 Banco Galicia issued its Class II in an aggregate principal amount of U$S 250 million.

During 2016, Tarjeta Naranja issued an aggregate principal amount of Ps.3,207 million (Ps.261 million Class XXXII, Ps.500 million Class XXXIII, Ps.600 million Class XXXIV, Ps.1,000 million Class XXXV and Ps.847 million Class XXXVI). Its outstanding principal amount of debt issued in 2015 was Ps.807 (Ps.37 million Class XXVIII, Ps.169 million Class XXIX, Ps.400 million Class XXX and Ps.201 million Class XXXI).

During 2016, Tarjetas Cuyanas issued an aggregate principal amount of Ps.1,442 million (Ps.242 million Class XXIII, on March 16, 2016; Ps.300 million Class XXIV on May 5, 2016; Ps.400 million Class XXV on July 26, 2016 and Ps.500 million Class XXVI on Octobre 24, 2016). Its outstanding principal amount of debt issued in 2015 was Ps. 1,129 million (Ps.297 million Class XIX, Ps.300 million Class XX, Ps.232 million Class XXI and Ps.300 million Class XXII).

During 2015, CFA issued an aggregate amount of Ps.459 million (Ps.249 million Class XIV, Ps.210 million Class XV). Its outstanding principal amount of debt issued in 2014 was Ps.277 million (Ps.200 million Class XII, Ps.77 million Class XIII).

On May 8, 2013 Grupo Financiero Galicia issued its Class IV notes in an aggregate principal amount of Ps.220 million.

On January 28, 2011 Tarjeta Naranja issued Class XIII notes due 2017 in an aggregate principal amount of US$200 million.

According to the applicable price supplement for each issuance of the described notes, the companies agreed to certain commitments with the holders which include, among others, the inability to merge except in certain circumstances, restrictions on incurring or guaranteeing certain indebtedness and restrictions on asset dispositions.

For a description of the notes issued during fiscal year 2016, see Note 14 to our financial statements.

Loans

In May 2016, the IFC granted Banco Galicia a credit line in an amount of up to US$130 million. As of December 31, 2016 Banco Galicia has used the sum of US $ 5,000,000 for the granting of loans through this line.

In December 2010, the FMO granted Banco Galicia a US$20 million loan with a 6 year term. The purpose of these facilities is to fund long-term loans to small and medium-sized companies. In December 2011, Proparco granted Banco Galicia a US$20 million loan with a 6 year term for the financing of investment projects of export oriented small and medium-sized companies mainly active in the agribusiness sector. As of September 30, 2016, the principal amount of these facilities amounted to US$1,125,000.00 and US$3,111,666.68, respectively.

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

The limit on a potential loss in the “+100 b.p.” scenario with respect to the base scenario was established at 20% of the net financial income for the first year, as defined in the paragraph above. At the end of fiscal year 2016, the negative difference between the net financial income for the first year corresponding to the “+100 b.p.” scenario and that corresponding to the base scenario accounted for 0.0% of the net financial income for the first year.

The tables below show as of December 31, 2016 and December 31, 2015, in absolute and percentage terms, the change in Banco Galicia’s net financial income (“NFI”) of the first year, as compared to the NFI of the “base” scenario corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 b.p. from those in the “base” scenario. Banco Galicia’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Central Bank (Lebac and Nobac).

Net Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2016		As of December 31, 2015
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	(2)	-0.01%	(40)	-0.20%
150	(4)	-0.02%	(30)	-0.15%
100	(5)	-0.03%	(20)	-0.10%
50	(7)	-0.04%	(10)	-0.05%
Static
(50)	(15)	-0.08%	29	0.14%
(100)	(20)	-0.11%	58	0.29%
(150)	(26)	-0.15%	87	0.43%
(200)	(31)	-0.17%	116	0.57%

Net Trading Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2016		As of December 31, 2015
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	178	0.99%	265	1.31%
150	134	0.75%	199	0.98%
100	89	0.50%	133	0.66%
50	45	0.25%	66	0.33%
Static
(50)	(45)	-0.25%	(66)	-0.33%
(100)	(89)	-0.50%	(132)	-0.65%
(150)	(134)	-0.75%	(199)	-0.98%
(200)	(178)	-0.99%	(265)	-1.31%

Net Non Trading Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2016		As of December 31, 2015
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	(180)	-1.01%	(305)	-1.51%
150	(138)	-0.77%	(229)	-1.13%
100	(94)	-0.52%	(153)	-0.76%
50	(52)	-0.29%	(76)	-0.38%
Static
(50)	30	0.17%	95	0.47%
(100)	69	0.39%	190	0.94%
(150)	108	0.60%	286	1.41%
(200)	147	0.82%	381	1.88%

(1)	Net interest of the first year.

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

The limit on the exposure to interest rate risk, in terms of the difference between the net present value of assets and liabilities in the “base” scenario and in the “critical” scenario cannot exceed 15% of the consolidated RPC. As of the fiscal year-end for 2016, the VaR (Value at Risk) was -6.7% of the RPC.

Foreign Exchange Rate Risk

Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and Banco Galicia’s net financial income resulting from the revaluation of Banco Galicia’s assets and liabilities denominated in foreign currency. The impact of variations in the exchange rate on Banco Galicia’s net financial income depends on whether Banco Galicia has a net asset foreign currency position (the amount by which foreign currency denominated assets exceed foreign currency denominated liabilities) or a net liability foreign currency position (the amount by which foreign currency denominated liabilities exceed foreign currency denominated assets). In the first case an increase/decrease in the exchange rate results in a gain/loss, respectively. In the second case, an increase/decrease results in a loss/gain, respectively. Banco Galicia has established limits for its consolidated foreign currency mismatches for the asset and liability positions of -/+15% of Banco Galicia’s RPC. At the end of the fiscal year, Banco Galicia’s net asset position in foreign currency represented 9.6%.

As of December 31, 2016, Banco Galicia had a net asset foreign currency position of Ps.2,111 million (equal to US$133 million) after adjusting its on-balance sheet net liability position of Ps.1,815 million (minus US$115 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.3,926 million (US$248 million), recorded off-balance sheet.

As of December 31, 2015, Banco Galicia had a net asset foreign currency position of Ps.2,023 million (equal to US$156 million) after adjusting its on-balance sheet net liability position of Ps.814 million (US$63 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.2,837 million (US$218 million), recorded off-balance sheet.

As of December 31, 2014, Banco Galicia had a net asset foreign currency position of Ps.1,519 million (equal to US$178 million) after adjusting its on-balance sheet net liability position of Ps.488 million (US$57 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.2,007 million (US$235 million), recorded off-balance sheet.

The tables below show the effects of changes in the exchange rate of the Peso vis-à-vis the Dollar on the value of Banco Galicia’s foreign currency net asset position as of December 31, 2016, 2015 and 2014. As of these dates, the breakdown of Banco Galicia’s foreign currency net asset position into trading and non-trading is not presented, as Banco Galicia’s foreign currency trading portfolio was not material.

	Value of Foreign Currency Net Position as of December 31, 2016
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	2,953		842	40
30%	2,744		633	30
20%	2,533		422	20
10%	2,322		211	10
Static	2,111	(2)	—	—
(10)%	1,900		(211)	(10)
(20)%	1,689		(422)	(20)
(30)%	1,478		(633)	(30)
(40)%	1,269		(842)	(40)

(1)	Devaluation / (Revaluation).
(3)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position as of December 31, 2015
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	2,830		807	40
30%	2,630		607	30
20%	2,428		405	20
10%	2,225		202	10
Static	2,023	(2)	—	—
(10)%	1,821		(202)	(10)
(20)%	1,618		(405)	(20)
(30)%	1,416		(607)	(30)
(40)%	1,216		(807)	(40)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position as of December 31, 2014
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	2,127		608	40
30%	1,975		456	30
20%	1,823		304	20
10%	1,671		152	10
Static	1,519	(2)	—	—
(10)%	1,367		(152)	(10)
(20)%	1,215		(304)	(20)
(30)%	1,063		(456)	(30)
(40)%	911		(608)	(40)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

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

Currency risk is defined as the risk of incurring equity losses as a consequence of variations in the foreign currency exchange rates in which assets and liabilities (both on and off the Balance Sheet) are denominated.

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

The table below shows the composition of Banco Galicia’s shareholders’ equity by currency and type of principal adjustment, that is Banco Galicia’s assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER, as of December 31, 2016.

	As of December 31, 2016
	Assets	Liabilities	Gap
	(In millions of Pesos)
Financial Assets and Liabilities	227,393	203,551	23,842
Pesos - Adjusted by CER	680	99	581
Pesos - Unadjusted	159,984	134,908	25,076
Foreign Currency (1)	66,729	68,544	-1,815
Other Assets and Liabilities	12,665	17,601	-4,936

Total Gap	240,058	221,152	18,906

Adjusted for Forward Transactions Recorded in Memo Accounts
Financial Assets and Liabilities	227,393	203,551	23,842
Pesos - Adjusted by the CER	680	99	581
Pesos - Unadjusted, Including Shareholders’ Equity (2)	144,139	122,989	21,150
Foreign Currency (1) (2)	82,574	80,463	2,111
Other Assets and Liabilities	12,665	17,601	-4,936

Total Adjusted Gap	240,058	221,152	18,906

(1)	In Pesos, at an exchange rate of Ps.15.8502 per US$1.
(2)	Adjusted for forward sales and purchases of foreign exchange, without delivery of underlying assets and recorded in Memorandum Accounts.

As of December 31, 2016, considering the adjustments from forward transactions recorded under memorandum accounts, Banco Galicia had net asset positions in Foreign Currency, and in Pesos Adjusted and Non-adjusted by CER.

The paragraphs below describe the composition of the different currency mismatches as of December 31, 2016.

Peso-denominated Assets and Liabilities Adjusted by CER

At fiscal year-end, the Bank had a net asset position of Ps.581 million, mainly made up of Ps.505 million corresponding to the participation certificate in Galtrust I Financial Trust and Ps. 175 million of mortgage loans adjustable by UVA.

Banco Galicia’s adjusted liabilities were mainly comprised of Ps. 99 million of time deposits.

Assets and Liabilities Denominated in Foreign Currency

As of December 31, 2016, the Bank’s assets denominated in foreign currency were mainly comprised of the following: (i) cash and balances held at the Argentine Central Bank and correspondent banks in the amount of Ps.39,478 million, (ii) loans to the non-financial private sector and residents abroad in the amount of Ps.17,551 million (principal and interest, net of allowances), (iii) Ps. 5,729 million corresponding to obligations in connection with spot transactions pending settlement, (iv) Ps. 1,277 million corresponding to holdings of government bonds and (v) 1,042 million corresponding to holdings of private securities.

As of December 31, 2016, the Bank’s liabilities denominated in foreign currency consisted mainly of: (i) deposits in the amount of Ps.51,022 million (principal, interest and exchange-rate differences), including Ps.16,899 of deposits related to the Tax Amnesty Law; (ii) Ps.10,014 million of subordinated and unsubordinated notes issued by Banco Galicia and the Regional Credit Card Companies; (iii) debt with international banks and credit agencies in the amount of Ps.2,233 million and (iv) Ps.2,494 million in connection with collections for third parties.

A net liability position in the amount of Ps.1,815 million as of December 31, 2016. Furthermore, forward transactions in foreign currency without delivery of the underlying asset for a notional value in the amount of Ps.3,926 million were recorded in memorandum accounts. As of December 31, 2016, the Bank’s net position in foreign currency adjusted to reflect these transactions was an asset position of Ps.2,111 million, equivalent to US$133 million.

Banco Galicia has set limits as regards foreign-currency mismatches at -15% (minus 15%) of the Bank’s RPC for its net asset position and its short position, respectively. As of December 31, 2016, Banco Galicia’s net asset position in foreign currency represented 9.6% of its RPC.

Non-Adjusted Peso-Denominated Assets and Liabilities

The Bank’s non-adjusted Peso-denominated assets at December 31, 2016 were mainly comprised of the following: (i) loans to the non-financial private sector in the amount of Ps.117,919 million (principal plus interest, net of allowances); (ii) cash and balances held at the Argentine Central Bank and correspondent banks in the amount of Ps.23,953 million (including the balance of escrow accounts); (iii) Ps.7,551 million corresponding to holdings of securities issued by the Argentine Central Bank; (iv) Ps.3,720 million corresponding mainly to holdings of Boncer 2021 and discount bonds, (v) Ps.2,040 million corresponding to participation in investment funds and (vi) Ps.1,730 million of negotiable bonds.

Banco Galicia’s non-adjusted Peso-denominated liabilities at December 31, 2016 were mainly comprised of the following: (i) deposits in the amount of Ps.100,605 million (principal plus interest); (ii) liabilities with stores in connection with Banco Galicia’s credit card activities and the Regional Credit Card Companies in the amount of Ps.20,813 million; (iii) Ps.7,654 million corresponding to notes issued by the Regional Credit Card Companies and CFA, (iv) Ps.4,040 million in liabilities with local financial institutions (almost all corresponding to the Regional Credit Card Companies), and (v) repos in the amount of Ps. 1,784.

The net asset position in non-adjusted Peso-denominated assets and liabilities was Ps.21,150 million at December 31, 2016.

Other Assets and Liabilities

In the category “Other Assets and Liabilities”, assets at December 31, 2016 were mainly comprised of the following: (i) premises and equipment, miscellaneous and intangible assets in the amount of Ps. 6,571 million, (ii) miscellaneous receivables in the amount of Ps. 2,546 million and (iii) equity investments in the amount of Ps. 173 million.

Liabilities at December 31, 2016 mainly included: (i) Ps.5,218 million recorded under “Miscellaneous Liabilities”, (ii) Ps. 5,287 million of amounts payable for spot and forward purchases to be settled, (iii) minority interest in the amount of Ps.1,350 million and (iv) allowances for other contingencies in the amount of Ps. 352 million

Market Risk

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

In order to measure and monitor this source of risk, the model known as VaR is used, among others. This model determines intra-daily, for Banco Galicia individually, the possible loss that could be generated by the positions in securities, derivative instruments, the Argentine Central Bank, Argentine provinces, brokerage of notes and currencies under certain parameters.

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

Banco Galicia’s policy requires that the Risk Management and Treasury Divisions agree on the parameters under which the models work and establish the maximum losses authorized for securities, foreign-currency, Argentine Central Bank’s debt instruments and derivative products in a fiscal year. Maximum losses were established in:

Currency	Ps.72 million.
Fixed-income instruments	Ps.554 million.
Interest rate derivatives	Ps.4 million.

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

As of the fiscal year ended December 31, 2016, this exposure was 6.2%.

Risk Exposures in the Non-financial Public Sector

Risk exposures in the “Non-financial Public Sector” in federal, provincial and municipal jurisdictions are regulated by a management policy changed in the fourth quarter of the 2016 fiscal year.

The policy sets limits on risk exposures, establishing them as a percentage of the Bank’s RPC in two different kind of assistance:

•	Direct assistance established by loans, leasing, credit accounts, credit cards, payrolls and other credit lines issued by de Bank, with different limits split by government level

•	Total assistance (including Government bonds), with another set of limits associated with government levels

The exposure limits set by this policy, are in line with regulatory limits for Non-financial-Public Sector

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

Fees and Direct and Indirect Payments Made by the Depositary to Us

Past Fees and Payments

Grupo Financiero Galicia received a payment of US$280,601 for fiscal year 2016, US$270,898 for fiscal year 2015 and US$289,174 for fiscal year 2014 in relation to continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), accounting fees and legal fees.

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

We expect to receive a similar reimbursement from the depositary for expenses for the fiscal year ending December 31, 2017 to the one we received for the fiscal year ended December 31, 2016.

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

2) Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework 2013.

3) Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2016.

4) Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2016, as stated in their report to our consolidated financial statements.

(c) See Item 18. “Financial Statements-Report of the Independent Registered Public Accounting Firm” for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2016.

During the period covered by this report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A.	Audit Committee Financial Expert

Mr. Luis O. Oddone, independent as that term is defined under Nasdaq National Market listing requirements, was our Audit Committee financial expert during fiscal year 2016. As of April 25, 2017, Mr. Antonio Garcés is the financial expert serving on our Audit Committee, and is also considered independent as that term is defined under Nasdaq National Market listing requirements.

Item 16.B.	Code of Ethics

We have adopted a code of ethics (for Grupo Financiero Galicia and its main subsidiaries) in accordance with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. We did not modify our code of ethics during the fiscal year ended December 31, 2016. In addition, we did not grant any waivers to our code of ethics during the fiscal year ended December 31, 2016. In June 2009, we adopted a Code of Good Practice in Corporate Governance in accordance with Argentine legal requirements that received minor modifications in 2014, 2015 and 2016. On May 23, 2012 the CNV issued Rule No. 606 (modifying Rule No. 516) which established new standards for the filing of the Code of Good Practices in Corporate Governance. Our code of ethics and our code of corporate governance good practices are attached hereto as Exhibits 11.1 and 11.2.

Item 16.C.	Principal Accountants’ Fees and Services

The following table sets forth the total amount billed to us by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2016 and 2015.

	2016	2015
	(In thousands of Pesos)
Audit Fees	31,998	25,031
Audit Related Fees	4,729	2,762
Tax Fees	2,730	2,227
All Other Fees	5,248	3,831

Total	44,705	33,851

Audit Fees

Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and U.S. GAAP requirements for the fiscal years ended December 31, 2016 and December 31, 2015.

Audit-Related Fees

Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in 2016 and 2015.

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

Item 16.D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16.F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16.G.	Corporate Governance

See Item 6. “-Nasdaq Corporate Governance Standards” for a summary of ways in which the Company’s corporate governance practices differ from those followed by U.S. companies.

Item 16.H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Report of the Independent Registered Public Accounting Firm as of and for the fiscal years ended December 31, 2016, 2015 and 2014.

Consolidated Balance Sheets as of December 31, 2016 and 2015.

Consolidated Statements of Income for the years ended December 31, 2016, 2015 and 2014.

Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2016, 2015 and 2014.

Notes to the Consolidated Financial Statements.

You can find our audited consolidated financial statements on pages F-1 to F-108 of this annual report.

Item 19.	Exhibits

Exhibit	Description

1.1	Unofficial English language translation of the Bylaws (estatutos sociales).****

2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

2.2	Indenture, dated as of May 4, 2011, among Banco de Galicia y Buenos Aires S.A., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.*********

2.3	Indenture, dated as of January 28, 2011, among Tarjeta Naranja S.A., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.*********

2.4	Indenture, dated as of July 19 , 2016, among Banco de Galicia y Buenos Aires S.A., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.

4.1	English translation of form of Financial Trust Contract, dated April 16, 2002, among Banco Galicia, Banco Provincia de Buenos Aires and BAPRO Mandatos y Negocios S.A.***

4.2	Form of Restructured Loan Facility (as evidenced by the Note Purchase Agreement, dated as of April 27, 2004, among Banco de Galicia y Buenos Aires S.A., Barclays Bank PLC, the holders party thereto and Deutsche Bank Trust Company Americas).**

4.3	Form of First Amendment and Waiver to Restructured Loan Facility (as evidenced by the First Amendment and Waiver to the Note Purchase Agreement, dated as of December 20, 2004, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).****

4.4	Form of Second Amendment to Restructured Loan Facility (as evidenced by the Second Amendment to the Note Purchase Agreement, dated as of August 25, 2006, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).*****

4.5	Form of Third Amendment to Restructured Loan Facility (as evidenced by the Third Amendment to the Note Purchase Agreement, dated as of December 28, 2007, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).******

4.6	Loan Agreement, dated as of July 24, 2007, between Grupo Financiero Galicia S.A. and Merrill Lynch International.******

4.7	Stock Purchase Agreement, dated as of June 1, 2009, among American International Group Inc., AIG Consumer Finance Group, Inc. and Banco de Galicia y Buenos Aires S.A., and the other parties signatory thereto.********

4.8	Loan Agreement, dated as of September 8, 2010, between Banco de Galicia y Buenos Aires S.A. and International Finance Corporation.*********

4.9	Loan Agreement, dated as of December 17, 2010, between Banco de Galicia y Buenos Aires S.A. and Netherlands Financierings-Moatschappy Voor Ont Wikkelingslanden N.V.*********

4.10	Loan Agreement, dated as of February 15, 2011, between Banco de Galicia y Buenos Aires S.A. and Inter-American Development Bank.*********

4.11	Loan Agreement, dated as of May 24, 2016, between Banco de Galicia y Buenos Aires S.A. and International Finance Corporation.

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company-Organizational Structure”.

11.1	Code of Ethics.*******

11.2	Code of Corporate Governance Good Practices.**********

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference from our Registration Statement on Form F-4 (333-11960).
**	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003.
***	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2002.

****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004.
*****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2006.
******	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2007.
*******	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2008.
********	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2009.
*********	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2010.
**********	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2012.

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.GRUPO FINANCIERO GALICIA S.A.

By:	/s/ Pedro Alberto Richards
Name:	Pedro Alberto Richards
Title:	Chief Executive Officer

By:	/s/ José Luis Ronsini
Name:	José Luis Ronsini
Title:	Chief Financial Officer

Date: April 28, 2017

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Financiero Galicia S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Grupo Financiero Galicia S.A. and its subsidiaries at December 31, 2016 and 2015 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing on Item 15.

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

Accounting rules prescribed by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

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
Santiago José Mignone

Buenos Aires, Argentina
April 28, 2017

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2016 and 2015

(Expressed in thousands of Argentine pesos)

		December 31,
		2016		2015
ASSETS
A.	Cash and due from banks
	Cash		7,457,481		7,288,153
	Financial institutions and correspondents		53,708,769		23,546,510
	Argentine Central Bank		51,389,550		23,106,877
	Other local financial institutions		209,532		105,511
	Foreign financial institutions		2,109,687		334,122

		Ps.	61,166,250	Ps.	30,834,663
B.	Government and private securities
	Holdings Recorded at Fair Value		3,228,759		2,376,386
	Holdings Recorded at their Acquisition Cost plus the I.R.R.		1,922,473		1,389,617
	Securities issued by the Argentine Central Bank		8,549,568		11,759,087

		Ps.	13,700,800	Ps.	15,525,090
C.	Loans
	To the non-financial public sector		14,359		17,705
	To the financial sector		2,098,037		761,547
	Interbank loans – (call money loans granted)		862,300		40,000
	Other loans to domestic financial institutions		1,205,228		685,500
	Accrued interest, adjustments and exchange rate differences receivable		30,509		36,047
	To the non-financial private sector and residents abroad		140,046,017		101,125,473
	Advances		10,063,071		8,548,542
	Promissory notes		25,285,214		22,737,166
	Mortgage loans		2,178,236		2,098,824
	Pledge loans		677,879		486,891
	Personal loans		15,311,721		9,259,159
	Credit card loans		72,765,948		56,260,115
	Other		12,653,202		924,741
	Accrued interest, adjustments and quotation differences receivable		1,774,831		1,407,465
	Documented interest		(642,225)		(596,853)
	Unallocated collections		(21,860)		(577)
	Allowances		(4,706,758)		(3,559,994)

		Ps.	137,451,655	Ps.	98,344,731
D.	Other receivables resulting from financial brokerage
	Argentine Central Bank		2,359,284		1,738,892
	Amounts receivable for spot and forward sales to be settled.		734,375		290,795
	Securities receivable under spot and forward purchases to be settled		7,851,134		765,288
	Negotiable obligations without quotation		1,422,433		1,639,013
	Premiums from bought options		3,485		41,027
	Balances from forward transactions without delivery of principal		111,287		287,161
	Other		5,887,364		3,488,301
	Allowances		(191,087)		(189,709)

		Ps.	18,178,275	Ps.	8,060,768

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets - Continued

As of December 31, 2016 and 2015

(Expressed in thousands of Argentine pesos)

		December 31,
		2016		2015
ASSETS (Continued)
E.	Credits for leases
	Credits for leases		952,522		956,131
	Interest and adjustments		17,010		20,119
	Allowances		(14,186)		(18,158)

		Ps.	955,346	Ps.	958,092
F.	Equity investments
	In financial institutions		7,858		6,447
	Other		45,707		45,920
	Allowances		(601)		(636)

		Ps.	52,964	Ps.	51,731
G.	Miscellaneous receivables
	Receivables for assets sold		131,096		19,651
	Tax on minimum presumed income – Tax credit		9,424		10,230
	Accrued Interest and Adjustments on Receivables for Assets Sold		1,626		—
	Other		3,451,986		2,692,286
	Other accrued interest and adjustments receivable		46,192		23,164
	Allowances		(200,209)		(175,878)

		Ps.	3,440,115	Ps.	2,569,453
H.	Bank premises and equipment	Ps.	2,873,552	Ps.	2,079,085
I.	Miscellaneous assets	Ps.	1,221,237	Ps.	820,073
J.	Intangible assets
	Goodwill		5,642		15,316
	Organization and development expenses		2,576,613		2,010,528

		Ps.	2,582,255	Ps.	2,025,844
K.	Unallocated items		89,035		58,963
L.	Other Assets		539,140		419,510

	Total Assets	Ps.	242,250,624	Ps.	161,748,003

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets - Continued

As of December 31, 2016 and 2015

(Expressed in thousands of Argentine pesos)

		December 31,
		2016		2015
	LIABILITIES AND SHAREHOLDERS’ EQUITY
M.	Deposits
	Non-financial public sector	Ps.	1,294,177	Ps.	630,401
	Financial sector		62,957		26,961
	Non-financial private sector and residents abroad		150,331,013		99,381,871
	Current accounts		26,972,277		19,121,256
	Saving accounts		53,723,171		27,451,942
	Time deposits		49,703,000		50,847,541
	Investment accounts		442,665		395,189
	Other		18,577,409		649,174
	Accrued interest and quotation differences payable		912,491		916,769

		Ps.	151,688,147	Ps.	100,039,233
N.	Other liabilities resulting from financial brokerage
	Argentine Central Bank		12,727		7,033
	Other		12,727		7,033
	Bank and international entities		2,212,995		1,262,381
	Unsubordinated negotiable obligations		12,644,638		9,261,471
	Amounts payable for spot and forward purchases to be settled		7,818,144		764,898
	Securities to be delivered under spot and forward sales to be settled		736,819		294,548
	Premiums from Options Written		2,027		15,427
	Loans from domestic financial institutions		4,097,361		1,388,903
	Interbank loans		165,000		127,100
	Other loans from domestic financial institutions		3,802,398		1,244,269
	Accrued interest payable		129,963		17,534
	Balances from forward transactions without delivery of underlying asset to be settled		141,013		1,266,014
	Amounts payable to merchants		20,812,777		15,316,255
	Other		8,904,662		7,472,703
	Accrued interest and quotation differences payable		410,490		279,267

		Ps.	57,793,653	Ps.	37,328,900
O.	Miscellaneous liabilities
	Directors’ and Syndics’ fees		41,986		38,713
	Other		5,762,298		4,403,400

		Ps.	5,804,284	Ps.	4,442,113
P.	Provisions		384,484		481,596
Q.	Subordinated negotiable obligations		4,065,255		3,300,516
R.	Unallocated items		70,530		75,436
S.	Other Liabilities		629,384		488,073
T.	Non-controlling interests		1,462,189		1,107,315

	Total Liabilities	Ps.	221,897,926	Ps.	147,263,182

	SHAREHOLDERS’ EQUITY		20,352,698		14,484,821

	Total Liabilities and Shareholders’ Equity	Ps.	242,250,624	Ps.	161,748,003

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Income

For the fiscal years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

		December 31,
		2016		2015		2014
A.	Financial income
	Interest on cash and due from banks	Ps.	17	Ps.	—	Ps.	4
	Interest on loans granted to the financial sector		359,427		85,681		163,678
	Interest on advances		3,065,507		1,870,336		1,570,043
	Interest on promissory notes		6,039,112		5,031,904		3,758,362
	Interest on mortgage loans		474,490		367,566		321,139
	Interest on pledge loans		88,314		87,808		83,590
	Interest on credit card loans		13,455,906		9,257,193		6,567,266
	Interest on financial leases		288,462		225,819		217,218
	Interest on other loans		5,288,675		3,299,417		3,449,740
	Interest on other receivables resulting from financial brokerage		106,033		99,314		170,870
	Net income from government and corporate securities		5,809,264		4,323,266		2,448,362
	Income from secured loans – Decree No. 1387/01		6,796		3,643		3,780
	Net income from options		—		91,605		—
	Consumer price index adjustment (CER)		8,566		4,341		1,400
	Exchange rate differences on foreign currency		1,024,992		—		12,651
	Other		592,128		1,096,275		1,091,993

		Ps.	36,607,689	Ps.	25,844,168	Ps.	19,860,096
B.	Financial expenses
	Interest on saving account deposits		4,644		3,182		2,028
	Interest on time deposits		13,063,966		8,507,743		6,493,769
	Interest on interbank loans		35,988		40,982		20,504
	Interest on financing from the financial sector		187,383		86,169		128,025
	Interest on other liabilities resulting from financial brokerage		3,056,336		1,825,749		1,516,997
	Interest on subordinated obligations		532,823		373,998		310,056
	Other interest		58,018		182,640		81,186
	Net expenses for options		28,893		—		—
	Consumer price index adjustment		6,602		282		377
	Contributions made to Deposit Insurance Fund		314,515		497,258		151,450
	Exchange rate differences on foreign currency		—		187,836		—
	Other		2,949,536		1,696,493		1,616,286

		Ps.	20,238,704	Ps.	13,402,332	Ps.	10,320,678
	Gross brokerage margin		16,368,985		12,441,836		9,539,418
C.	Loan loss provisions		3,533,313		2,214,240		2,411,250
D.	Income from services
	In relation to lending transactions		2,936,523		2,232,198		1,674,174
	In relation to borrowing transactions		2,531,191		1,834,293		1,249,613
	Other commissions		654,118		398,332		238,183
	Other		9,723,086		7,006,473		5,143,662

		Ps.	15,844,918	Ps.	11,471,296	Ps.	8,305,632
E.	Expenses for services
	Commissions		2,085,077		1,487,054		1,231,912
	Other		3,013,656		2,146,844		1,375,372

		Ps.	5,098,733	Ps.	3,633,898	Ps.	2,607,284

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Income - Continued

For the fiscal years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

		December 31,
		2016		2015		2014
F.	Administrative expenses
	Personnel expenses		9,669,181		7,086,485		5,199,661
	Directors’ and syndics’ fees		79,885		111,211		85,201
	Other fees		516,092		396,090		236,527
	Advertising and publicity		749,271		544,603		413,927
	Taxes		1,719,180		1,218,962		850,772
	Depreciation of bank premises and equipment		301,387		218,611		172,582
	Amortization of organization expenses		746,544		635,442		332,197
	Other operating expenses		2,106,088		1,529,353		1,143,316
	Other		1,729,982		1,163,945		787,173

		Ps.	17,617,610	Ps.	12,904,702	Ps.	9,221,356
	Net Income from financial brokerage	Ps.	5,964,247	Ps.	5,160,292	Ps.	3,605,160
G.	Income from Insurance activities	Ps.	2,451,943	Ps.	1,801,404	Ps.	1,238,029
H.	Non-controlling interests result	Ps.	(403,168)	Ps.	(364,558)	Ps.	(229,910)
I.	Miscellaneous income
	Net lncome from equity investments		80,419		100,126		213,380
	Default interests		482,194		328,882		306,723
	Loans recovered and allowances reversed		552,471		319,297		297,327
	Other		759,385		455,287		278,020

		Ps.	1,874,469	Ps.	1,203,592	Ps.	1,095,450
J.	Miscellaneous losses
	Default interests and charges in favor of the Argentine Central Bank		3,397		398		64
	Loan loss provisions for miscellaneous receivables and other provisions		169,173		448,659		209,958
	Amortization of differences arising from court resolutions		12,504		4,308		4,803
	Depreciation and losses from miscellaneous assets		1,245		3,433		987
	Amortization of goodwill		9,674		9,674		7,767
	Consumer price index adjustment		—		—		1
	Other		321,080		194,437		155,087

		Ps.	517,073	Ps.	660,909	Ps.	378,667
	Net Income before tax		9,370,418		7,139,821		5,330,062
K.	Income tax	Ps.	3,352,541	Ps.	2,801,424	Ps.	1,992,272

	Net Income for the year	Ps.	6,017,877	Ps.	4,338,397	Ps.	3,337,790

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Cash Flows

For the fiscal years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	December 31,
	2016		2015		2014
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year		42,975,265		23,054,015		15,823,881
Cash and cash equivalents at the end of the year		73,087,665		42,975,265		23,054,015

Net increase in cash and cash equivalents	Ps.	30,112,400	Ps.	19,921,250	Ps.	7,230,134

Causes of changes in cash and cash equivalents
Cash Flow from operating activities
Net (payments) / collections related to:
Government and Private Securities		4,143,521		2,398,746		(1,097,152)
Loans
To the financial sector		(154,763)		(443,503)		425,142
To the non-financial public sector		6,123		4,084		85
To the non-financial private sector and foreign residents		(9,891,803)		(12,427,921)		2,273,221
Other receivables resulting from financial brokerage		(23,698)		1,176,179		742,311
Receivables from Financial Leases		292,960		312,919		298,654
Deposits
To the financial sector		35,996		(7,651)		12,511
To the non-financial public sector		663,776		(1,044,087)		(31,727)
To the non-financial private sector and foreign residents		33,727,300		23,627,782		5,698,207
Other liabilities from financial brokerage
Financing from the financial sector
Interbank Loans (call money loans received)		1,912		83,151		(123,004)
Others (except for liabilities included in Financing Activities)		4,585,373		7,809,635		4,013,978
Collections related to income from services		19,581,939		14,169,321		10,184,091
Payments related to expenses for services		(4,772,557)		(3,415,706)		(2,291,464)
Administrative expenses paid		(17,338,997)		(12,837,369)		(9,515,786)
Payment of organization and development expenses		(1,273,157)		(865,139)		(685,644)
Collection for penalty interests, net		478,797		328,882		306,723
Differences arising from court resolutions paid		(12,504)		(4,308)		(4,803)
Collection of dividends from other companies		73,889		66,174		76,347
Other Collections related to miscellaneous profits and losses		115,200		31,411		125,447
Net (payments) / collections for other operating activities
Other receivables and miscellaneous liabilities		(2,844,146)		(1,422,814)		(1,468,794)
Other operating activities, net		94,563		22,778		(313,289)
Payment of income tax / minimum presumed income tax		(2,476,528)		(1,937,591)		(1,110,114)

Net cash provided by operating activities	Ps.	25,013,196	Ps.	15,624,973	Ps.	7,514,940

Cash Flow from investing activities
Payments for bank premises and equipment, net		(900,533)		(740,313)		(284,117)
Payments for miscellaneous assets, net		(578,598)		(392,593)		(209,024)
Payments for equity investments		—		—		(49,376)
Other collections for investment activities		—		10,045		47,578

Net cash used in investing activities	Ps.	(1,479,131)	Ps.	(1,122,861)	Ps.	(494,939)

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Cash Flows - Continued

For the fiscal years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	December 31,
	2016		2015		2014
Cash Flow from financing activities
Net collections / (payments) related to:
Unsubordinated negotiable obligations		286,753		(1,323,019)		(282,489)
Others		5,694		(445)		1,450
Banks and international entities		477,115		76,972		(235,854)
Subordinated negotiable obligations		(386,591)		(238,591)		(351,010)
Loans from local financial institutions		2,479,299		92,697		(367,714)
Distribution of dividends to minority shareholders		(48,300)		(36,800)		(29,900)
Distribution of dividends to shareholders		(150,000)		(100,000)		(38,595)

Cash Flow (used in) by financing activities	Ps.	(2,663,970)	Ps.	(1,529,186)	Ps.	(1,304,112)

Effect of exchange rate changes on cash and cash equivalents		3,914,365		6,948,324		1,514,245

Net increase in cash and cash equivalents	Ps.	30,112,400	Ps.	19,921,250	Ps.	7,230,134

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	Capital Stock		Paid in Capital		Inflation adjustments to Capital Stock and Paid in		Profit reserves				Accumulated Retained earnings		Total Shareholders’ Equity
					Capital		Legal		Other
Balance at December 31, 2013	Ps.	1,300,265	Ps.	219,596	Ps.	278,131	Ps.	200,065	Ps.	3,125,519	Ps.	1,823,653	Ps.	6,947,229

Distribution of retained earnings by the shareholders’ meeting on April 29, 2014
Legal Reserve		—		—		—		91,183		—		(91,183)		—
Discretionary Reserve		—		—		—		—		1,693,875		(1,693,875)		—
Cash Dividends		—		—		—		—		—		(38,595)		(38,595)
Net Income for the year		—		—		—		—		—		3,337,790		3,337,790

Balance at December 31, 2014	Ps.	1,300,265	Ps.	219,596	Ps.	278,131	Ps.	291,248	Ps.	4,819,394	Ps.	3,337,790	Ps.	10,246,424

Distribution of retained earnings by the shareholders’ meeting on April 29 , 2015
Legal Reserve		—		—		—		24,432		—		(24,432)		—
Discretionary Reserve		—		—		—		—		3,213,358		(3,213,358)		—
Cash Dividends		—		—		—		—		—		(100,000)		(100,000)
Net Income for the year		—		—		—		—		—		4,338,397		4,338,397

Balance at December 31, 2015	Ps.	1,300,265	Ps.	219,596	Ps.	278,131	Ps.	315,680	Ps.	8,032,752	Ps.	4,338,397	Ps.	14,484,821

Distribution of retained earnings by the shareholders’ meeting on April 26 , 2016
Discretionary Reserve		—		—		—		—		4,188,397		(4,188,397)		—
Cash Dividends		—		—		—		—		—		(150,000)		(150,000)
Net Income for the year		—		—		—		—		—		6,017,877		6,017,877

Balance at December 31, 2016	Ps.	1,300,265		219,596		278,131		315,680		12,221,149		6,017,877		20,352,698

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

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

The detail of subsidiaries of the Company and respective ownership interest are as follows:

Name	December 31,
	2016	2015
Banco de Galicia y Buenos Aires S.A.	100.00%	100.00%
Cobranzas y Servicios S.A.	100.00%	100.00%
Compañía Financiera Argentina S.A. (CFA)	100.00%	100.00%
Galicia Administradora de Fondos S.A.	100.00%	100.00%
Galicia Valores S.A.	100.00%	100.00%
Galicia Warrants S.A.	100.00%	100.00%
Net Investment S.A.	100.00%	100.00%
Sudamericana Holding S.A.	100.00%	100.00%
Procesadora Regional S.A.	78.15%	78.15%
Cobranzas Regionales S.A.	77.00%	77.00%
Tarjeta Naranja S.A.	77.00%	77.00%
Tarjetas Cuyanas S.A.	77.00%	77.00%
Tarjetas Regionales S.A.	77.00%	77.00%
Tarjetas del Mar S.A.	60.00%	60.00%
Banco Galicia Uruguay S.A. (in Liquidation) (Note 28)	—%	100.00%

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Group in the preparation of the consolidated financial statements.

2.1 Basis of Presentation

The accounting policies and financial statements presentation conform to the rules of the Argentine Central Bank which prescribes the generally accepted accounting principles for all banks in Argentina (the “Argentine Banking GAAP”). This differs in certain significant respects from generally accepted accounting principles in Argentina applicable to enterprises in general (“Argentine GAAP”) (see Note 31) and from generally accepted accounting principles in the United States of America (“U.S. GAAP”) (see Note 34).

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

At fiscal year-end, the macroeconomic environment cannot be qualified as a hyperinflationary economy considering the guidelines established by the professional accounting standards and the government’s expectation towards a lower inflation level. Even though the controlling agencies have not issued a decision in this regard, at fiscal year-end, the conditions for the application of the adjustment for inflation would not be met. However, when reading and analyzing these financial statements one should take into consideration the existence of fluctuations in significant economic variables, which took place during the past fiscal years.

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

As of December 31, 2016 and 2015, the Argentine Peso/US Dollar exchange rate was 15.8502 and 13.005, respectively.

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

Government Securities

As of December 31, 2016 and 2015, the Bank records its holdings according to the following:

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

Holdings Recorded at their Acquisition Cost plus the Interest Rate of Return (I.R.R.)

In this caption, the Group records holdings of government securities in pesos and foreign currency, as they are not included in the volatilities or present value lists issued by the Argentine Central Bank.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

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

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

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

For the years ended December 31, 2016, 2015 and 2014

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

Based on the provisions set forth by the Argentine Central Bank, the Group recorded an asset related to the MPIT amounting to Ps. 9,424 and Ps. 10,230 as of December 31, 2016 and 2015, respectively.

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities; therefore income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-bank subsidiaries recognized a deferred tax asset as of December 31, 2016 and 2015.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

As of December 31, 2016 and 2015, the Bank recorded liabilities for Ps.378,636 and Ps.286,497, respectively, from its customers’ non-exchanged points under the caption “Miscellaneous Liabilities”.

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

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertaken, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	December 31,
	2016	2015	2014
Cash and Due from Bank	61,166,250	30,834,663	16,959,205
Instruments Issued by the Argentine Central Bank	6,635,954	10,514,624	4,612,259
Reverse Repo Transactions with the Argentine Central Bank	—	14,286	16,768
Interbank Loans	862,300	40,000	182
Overnight Placements in Banks Abroad	1,227,101	232,351	261,118
Other Cash Placements	3,196,060	1,339,341	1,204,483

Cash and Cash Equivalents	73,087,665	42,975,265	23,054,015

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

Banco Galicia and CFA have met the minimum cash requirement established by the Argentine Central Bank.

The minimum cash requirement at the end of each fiscal year of Banco Galicia, the main subsidiary, was as follows (as measured in average daily balances):

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	December 31,
	2016		2015
Peso balances	Ps.	15,815,068	Ps.	9,410,111
Foreign currency balances		26,289,506		6,113,423

3.2 Certain of the Group’s other assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	December 31,
	2016		2015
Funds and securities pledged under various arrangements	Ps.	4,001,954	Ps.	3,266,663
Shares on equity investments (*)		5,250		5,250
Deposits in the Argentine Central Bank, restricted under Argentine Central Bank regulations		474,061		2,445
Loans granted as collateral		258,282		917,144

Total	Ps.	4,739,547	Ps.	4,191,502

(*)	Shares over which transferability is subject to prior approval of the National or Provincial authorities, as applicable, under the terms of certain concession contracts signed.

The Bank, as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% ownership, is jointly responsible for the contractual obligations arising from the concession contract during the entire term thereof. Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, the Bank may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by the Bank.

4. Interest-Bearing Deposits with Other Banks.

As of December 31, 2016 and 2015, the overnight foreign bank interest-bearing deposits included under the caption “Loans—Other” amounted to Ps.1,227,101 and Ps.232,351, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

5. Government and Private Securities.

Government and corporate securities consist of the following at the respective balance sheet dates:

	December 31,
	2016		2015
Government Securities
Holdings Recorded at Fair Value
- Government Bonds		3,228,759		2,376,386

Total Holdings Recorded at Fair Value	Ps.	3,228,759	Ps.	2,376,386
Holdings Recorded at their Acquisition Cost plus the I.R.R.
- Government Bonds		1,922,473		1,389,617

Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	Ps.	1,922,473	Ps.	1,389,617
Securities Issued by the Argentine Central Bank
- Argentine Central Bank Bills at Fair Value		1,576,204		6,166,440
- Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.		6,973,364		5,592,647

Total Securities Issued by the Argentine Central Bank		8,549,568		11,759,087

Total Government Securities	Ps.	13,700,800	Ps.	15,525,090

Total Government and Private Securities	Ps.	13,700,800	Ps.	15,525,090

As of December 31, 2015, Securities issued by Argentine Central Bank sold under repurchase agreements amounted to Ps. 134,317, were recorded under the caption “Other Receivables resulting from financial brokerage”.

As of December 31, 2016, Securities issued by Argentine Central Bank sold under repurchase agreements amounted to Ps. 1,783,342, were recorded under the caption “Other Receivables resulting from financial brokerage”.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

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

Pursuant to Argentine Central Bank regulations, financial entities must disclose the breakdown of their loan portfolio between: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. In addition, financial entities must disclose the type of collateral established on the applicable loans to the non-financial private sector and the pledges granted on loans (preferred guarantees relative to a registered senior pledge).

As of December 31, 2016 and 2015, the classification of the Group´s loan portfolio was as follows:

	December 31,
	2016		2015
Non-financial public sector	Ps.	14,359	Ps.	17,705
Financial sector (Argentine)		2,098,037		761,547
Non-financial private sector and residents abroad		140,046,017		101,125,473
- With preferred guarantees		3,321,515		2,988,119
- With other guarantees		18,834,154		13,189,545
- Unsecured		117,890,348		84,947,809

Subtotal		142,158,413		101,904,725

Allowance for loan losses (See Note 7)		(4,706,758)		(3,559,994)

Total	Ps.	137,451,655	Ps.	98,344,731

The Bank also records its loan portfolio by industry segment. The following industry segments comprised the most significant loan concentrations as of December 31, 2016 and 2015, respectively:

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	December 31,
	2016	2015
Consumer	58.2%	57.9%
Manufacturing	13.6%	12.8%
Primary Products	9.7%	13.0%
Services	6.1%	5.7%
Retail Trade	4.7%	3.3%
Wholesale Trade	4.6%	5.3%
Financial Sector	2.3%	1.0%
Construction	0.8%	1.0%

7. Allowance for Loan Losses.

The activity in the allowance for loan losses for the fiscal years ended December 31, 2016, 2015 and 2014, was as follows:

	December 31,
	2016		2015		2014
Balance at beginning of year	Ps.	3,559,994	Ps.	2,614,919	Ps.	2,128,647
Provision charged to income		3,388,863		2,128,158		2,339,264
Allowances reversed		(117,305)		—		(1,000)
Foreign exchange effect and other adjustments		—		19,536		(11,901)
Loans charged off		(2,124,794)		(1,202,619)		(1,840,091)

Balance at end of year	Ps.	4,706,758	Ps.	3,559,994	Ps.	2,614,919

Certain uncollectible loans, principally small loans, are charged directly to income and are not reflected in the activity in the allowance for loan losses. The charge to “Loan loss provisions” line in the accompanying statements of income is as follows:

	December 31,
	2016		2015		2014
Provisions charged to income	Ps.	3,388,863	Ps.	2,128,158	Ps.	2,339,264
Direct charge-offs		123,959		65,833		47,314
Other receivable losses		18,540		15,150		20,891
Financial leases		1,951		5,099		3,781

	Ps.	3,533,313	Ps.	2,214,240	Ps.	2,411,250

The Bank has entered into certain renegotiations with customers. The Bank has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements amounted to Ps.60,750, Ps. 89,906 and Ps.87,529 as of December 31, 2016, 2015 and 2014, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

8. Other Receivables Resulting from Financial Brokerage.

The composition of other receivables from financial brokerage, by type of guarantee, is as follows:

	December 31,
	2016		2015
Preferred guarantees, including deposits with the Argentine Central Bank	Ps.	2,360,903	Ps.	1,742,364
Other guarantees		7,560		1,652
Unsecured		16,000,899		6,506,461
Less: Allowance for doubtful accounts		(191,087)		(189,709)

	Ps.	18,178,275	Ps.	8,060,768

The breakdown of the caption “other” included in the balance sheet was as follows:

	December 31,
	2016		2015
Mutual funds	Ps.	2,466,372	Ps.	599,134
Galtrust I Participation Certificates		504,874		685,915
Other participation certificates and debt securities in financial trusts		1,138,420		808,650
Accrued commissions		165,483		86,198
Other financings		625,234		442,191
Others		986,981		866,213

	Ps.	5,887,364	Ps.	3,488,301

9. Equity Investments.

Equity investments in other companies consisted of the following as of the respective balance sheet dates:

	December 31,
	2016		2015
In Financial Institutions, complementary and authorized activities
Prisma Medios de Pagos S.A (Ex – VISA Argentina S.A.)		7,836		7,836
Mercado de Valores de Buenos Aires S.A.		2,749		2,749
Banco Latinoamericano de Exportaciones S.A		7,858		6,447
Others		829		829

Total equity investments in Financial Institutions, complementary and authorized activities	Ps.	19,272	Ps.	17,861

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	December 31,
	2016		2015
In Non-financial Institutions
Electrigal S.A	Ps.	5,455	Ps.	5,455
Aguas Cordobesas S.A		8,911		8,911
Distrocuyo S.A.		3,955		3,955
Nova Re Compañía Argentina de Reaseguros S.A.		14,716		14,956
Other		1,256		1,229

Total equity investments in non-financial institutions	Ps.	34,293	Ps.	34,506

Allowances	Ps.	(601)	Ps.	(636)

Total Equity investments	Ps.	52,964	Ps.	51,731

10. Miscellaneous receivables – Others.

As of December 31, 2016 and December 31, 2015, the breakdown of “Miscellaneous Receivables—Others” was as follows:

	December 31,
	2016		2015
Sundry Debtors	Ps.	396,380	Ps.	391,962
Deposits as Collateral (*)		1,536,664		1,425,883
Tax Advances		1,159,971		577,202
Payments in Advance		313,109		201,865
Others		45,862		95,374

	Ps.	3,451,986	Ps.	2,692,286

(*)	Involving transactions carried out at ROFEX and at MAE and debit/credit cards transactions.

11. Bank Premises and Equipment, Intangible Assets and Miscellaneous Assets.

The major categories of the Company´s premises and equipment and accumulated depreciation, as of December 31, 2016 and 2015, were as follows:

	December 31,
	2016		2015
Land and buildings	Ps.	2,050,436	Ps.	1,903,121
Furniture and fittings		578,779		455,189
Machinery and equipment		1,847,956		1,081,394
Vehicles		30,739		22,413
Others		28,771		10,543
Accumulated depreciation		(1,663,129)		(1,393,575)

	Ps.	2,873,552	Ps.	2,079,085

Depreciation expense recorded for the fiscal years ended December 31, 2016, 2015 and 2014, was Ps.301,387, Ps.218,611 and Ps.172,582, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

The major categories of intangible assets as of December 31, 2016 and 2015 were as follows:

	December 31,
	2016		2015
Goodwill, net of accumulated amortization of Ps. 43,823 and Ps.34,149, respectively	Ps.	5,642	Ps.	15,316
Organization and development expenses, net of accumulated amortization of Ps.2,289,406 and Ps.1,555,116, respectively.		2,576,613		2,010,528

	Ps.	2,582,255	Ps.	2,025,844

Total amortization expenses for the fiscal years ended December 31, 2016, 2015 and 2014, was Ps.756,218, Ps.645,116 and Ps.339,964 respectively.

Organization and development expenses included software and the related implementation services purchased from third parties, with a net book value of Ps.2,189,068 and Ps.1,738,706 at December 31, 2016 and 2015, respectively.

The table below shows the components of goodwill by type of activity for the periods presented:

	December 31,
	2016		2015
Banking		5,642		15,316

	Ps.	5,642	Ps.	15,316

Miscellaneous assets consisted of the following as of December 31, 2016 and 2015:

	December 31,
	2016		2015
Construction in progress	Ps.	947,590	Ps.	538,327
Deposits on fixed asset purchases		86,042		105,109
Stationery and supplies		64,566		53,759
Real estate held for sale		1,276		1,102
Assets under leasing agreements		—		1,315
Land and Building		105,781		112,922
Others		15,982		7,539

	Ps.	1,221,237	Ps.	820,073

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

12. Allowances and Provisions.

Allowances on assets excluding loans and reserves for contingencies were as follows:

	December 31,
	2016		2015
Allowances against asset accounts:
Other receivables resulting from financial brokerage, for collection risk (a)		191,087		189,709
Credits for leases (a)		14,186		18,158
Equity investments in other companies (b)		601		636
Miscellaneous receivables, for collection risk (a)		200,209		175,878

Reserves for contingencies:
For severance payments (c)		46,349		18,999
Litigations (d)		180,782		156,641
Other contingencies (e)		73,086		241,782
Sundry liabilities arising from credit card activities (f)		44,096		24,940
Other commitments (g)		23,482		26,146
Differences arising from court deposit´s dollarization (h)		11,558		7,957
Penalties Imposed		5,131		5,131

Total reserves for contingencies	Ps.	384,484	Ps.	481,596

(a) Based upon an assessment of debtors´ performance, the economic and financial situation and the guarantees collateralizing their respective transactions.

(b) Includes the estimated losses due to the excess of the cost plus dividend method over the equity method equity investments.

(c)	Estimated amounts payable under labor lawsuits filed against the Bank by former employees.

(d) Litigation arising from different types of claims from customers (e.g., claims for thefts from safe deposit boxes, the cashing of checks that have been fraudulently altered, discrepancies in deposits and payments services that the Bank renders, etc). Consumer Protection Associations, on behalf of consumers, have filed claims against the Bank and Compañía Financiera Argentina with regard to the collection of some financial charges. The Bank and Compañía Financiera Argentina considers the resolution of these controversies will not have a significant impact on its financial condition.

(e) As of December 31, 2016 and 2015, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires (“Buenos Aires”), are in the process (in different degrees of completion) of conducting audits and assessments mainly regarding the Compensatory Bond issued by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

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

For the years ended December 31, 2016, 2015 and 2014

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

At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP), Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in different degrees of completion, at the companies controlled by Tarjetas Regionales S.A. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.’ s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totals approximately Ps.14,461.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

(h) Represents the difference between the amounts of deposits subject to pesification at Ps. 1.40 and such amounts at the exchange rate as of December 31, 2016.

Penalties Imposed on Banco Galicia and Summary Proceedings commenced by the Argentine Central Bank.

•	Penalties Imposed on Banco Galicia existing as of December 31, 2016:

Argentine Central Bank’s Financial Summary Proceedings No. 1308. Penalty notification date: October 28, 2013. Reason for the imposition of the penalty: Alleged non-compliance with the regulations on prevention of money laundering, due to lack of files and of customers’ awareness. Penalty amount and responsible individuals penalized (penalties): Banco Galicia Ps.230; Daniel A. Llambías Ps.220; Luis M. Ribaya Ps. 172; Antonio R. Garcés Ps. 169; Enrique M. Garda Olaciregui Ps.126; Eduardo A. Fanciulli Ps.126; Sergio Grinenco Ps.120; Guillermo J. Pando Ps.120; and Pablo Garat Ps.70. Status of the proceedings: The individuals on whom penalties were imposed filed an administrative appeal against the aforementioned penalties, which is pending at the Division V of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

Argentine Central Bank’s Financial Summary Proceedings No. 1223 and 1226 (accumulated). Decision No. 762/2013. Penalty notification date: November 15, 2013. Reason for the imposition of the penalty: Alleged non-compliance with Communiqué “A” 3426 and Communiqué “A” 3381 of the Argentine Central Bank, and alleged non-compliance with restrictions related to assistance to related customers. Penalty amount and responsible individuals penalized (penalties): Banco Galicia Ps.400; José H. Petrocelli Ps.328; Luis M. Ribaya Ps.328; Eduardo J. Zimermann Ps.324; Antonio R. Garcés Ps.400; Eduardo H. Arrobas Ps.400; Daniel A. Llambías Ps.400; Eduardo J. Escasany Ps.260; Federico Braun Ps.260; and Abel Ayerza Ps.258. In the case of Messrs. Juan M. Etchegoyhen, Federico M. Caparrós Bosch, Jorge Grouman, Norberto R. Armando (deceased), Daniel Morgan (deceased), Luis O. Oddone, Ricardo A. Bertoglio (deceased), Norberto D. Corizzo and Adolfo H. Melian, warning penalty. Status of the proceedings: The individuals on whom penalties were imposed filed an administrative appeal against the aforementioned penalties, which is pending at the Division V of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

U.I.F.’s Summary Proceedings No. 68/09. Penalty notification date: February 25, 2010. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Act No. 25246. Penalty amount and responsible individuals penalized (penalties): Banco Galicia Ps.2,242; Eduardo A. Fanciulli Ps.812; Enrique M. Garda Olaciregui Ps.1,429. Status of the proceedings: The individuals on whom penalties were imposed filed a direct appeal against the aforementioned penalties, which is pending at the Division I of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: As of December 31, 2016 and 2015, a provision for Ps.4,483 has been set up.

U.I.F.’s Summary Proceedings No. 213/12. Penalty notification date: May 6, 2014. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Section 24 of Act No. 25246. Penalty amount and responsible individuals penalized (penalties): Banco Galicia Ps. 324; Enrique M. Garda Olaciregui, Pablo M. Garat, Sergio Grinenco, Pablo Gutierrez, Guillermo J. Pando, Luis M. Ribaya y Antonio R. Garcés Ps.324, jointly. Status of the proceedings: The individuals on whom penalties were imposed filed a direct appeal against the aforementioned penalties, which is pending at the Division III of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: As of December 31, 2016 and 2015, a provision for Ps.648 has been set up.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

•	Summary Proceedings Commenced by the Argentine Central Bank (with no Penalties) Pending as of December 31, 2016:

Summary Proceedings No. 6075, notified on January 26, 2015. Charges filed: Alleged infringement of Communiqué “A” 4940, “A” 4662 and “C” 51232 of the Argentine Central Bank upon carrying out eight foreign exchange transactions. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., Alejandro Antonelli, Sergio Lenzuen, Daniel B. Toloza, Ignacio J. Castro, José A. Petracca, Juan C. Litardo, Laura C. Cifala, Marcela R. Skrebutenas, María J. Baldatti, María V. Lema, Marina A. de Sierra, Matías L. Alvarez, Matías N. Abate, María B. Troitiño, Natalia Bortoli, Alejandro Schlimovich Ricciardi and Sandra P. Jaleh Camin. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward. Both are being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

Argentine Central Bank’s Financial Summary Proceedings 1454 – Record 101059/14, notified on September 16, 2015. Charges filed: Alleged infringement of Argentine Central Bank’s Communiqué “A” 5640. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., Sergio Grinenco, Pablo Gutierrez, Pablo M. Garat, Ignacio Abel Gonzalez, Guillermo J. Pando, Luis M. Ribaya, Raúl H. Seoane, Ignacio H. Villa Del Prat, Juan Agustín Nuñez, Ariel F. Phoyu, Walter R. Buono, Eduardo S. Coscueta, Sebastián Torriti and Jorge L. García. On September 30, 2015, a defense was filed with the Argentine Central Bank. Status of the proceedings: a defense was filed with the Argentine Central Bank, which is being analyzed by such entity’s Management Division of Financial Litigation Matters.

Summary Proceedings No. 6669. Notification date: December 29, 2015. Charges filed: Alleged commitment of the crimes set forth in Section 1, Subsection C), e) and f) of Law No. 19359 integrated into Argentine Central Bank’s Communiqué “A” 3471, 3826 and 5264. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., María José Baldatti de Iorio and Laura Cecilia Cifala. Status of the proceedings: a defense brief was filed, which is being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

Summary Proceedings No. 6681. Notification date: December 30, 2015. Charges filed: Alleged commitment of the crimes set forth in Section 1, Subsection C), e) and f) of Law No. 10959 integrated into point 1 of Communiqué “A” 5397 and 4.1 of Communiqué “A” 5264. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., María José Baldatti de Iorio, Roberto Fernandez and María Soledad Paz. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward, which was partially sustained by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters. The latter decided to partially file the proceedings The case is currently being analyzed and a new lack of definition by the mos favorable criminal law was put forward.

Summary Proceedings No. 6670. Notification date: February 16, 2016. Charges Filed: Alleged breach of Section 1, Subsection c), e) and f) of Law No. 19359 integrated into Argentine Central Bank’s Communiqué “A” 5377 (amending point 3 of Annex to Communiqué “A” 5264). Individuals subject to summary proceedings: the Bank, María José Baldatti de Iorio, José Antonio Petracca and María Paula Petzl. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward. Both are being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

Summary Proceedings No. 6876. Notification date: May 20, 2016. Charges Filed: Alleged breach of Section 1, Subsection c), e) and f) of Law No. 19359 integrated into Argentine Central Bank’s Communiqué “A” 3471, 5264 and 5377. Individuals subject to summary proceedings: the Bank, María José Baldatti de Iorio, Natalia Stella Maris Mesiano and María Paula Petzl. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward. Both are being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

Summary Proceedings No. 6988. Notification date: August 25, 2016. Charges filed: Alleged breach of Section 1, Subsection c), e) and f) of Law No. 19359 integrated into Argentine Central Bank’s Communiqué “A” 3471, 3826, 5264 and 5265. Individuals subject to summary proceedings: María José Baldatti de Iorio, Laura Cecilia Cifala. Status of the proceedings: the defense has not been filed yet, which is in the process of being drafted.

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

13. Other Liabilities Resulting from Financial Brokerage- Banks and International Entities, and Loans from Domestic Financial Institutions.

The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	December 31,
	2016		2015
Description
Banks and International Entities
Contractual long-term Liabilities
Floating Rate Bank Loans 2019		—		21,685
International Finance Corporation. (I.F.C.)		79,251		—
Other lines from foreign banks		67,152		134,096

Total long-term liabilities	Ps.	146,403	Ps.	155,781

Contractual short-term liabilities:
Other lines from foreign banks		2,066,592		1,106,600

Total short-term liabilities	Ps.	2,066,592	Ps.	1,106,600

Total Banks and International Entities	Ps.	2,212,995	Ps.	1,262,381

Loans from Domestic Financial Institutions
Contractual long-term liabilities:
BICE (Banco de Inversión y Comercio Exterior)		1,184,213		115,256
Other lines from domestic banks		1,194,010		812,560

Total long-term liabilities	Ps.	2,378,223	Ps.	927,816
Contractual short-term liabilities:
Other lines from credit from domestic banks		1,719,138		461,087

Total short-term liabilities	Ps.	1,719,138	Ps.	461,087

Total Domestic Financial Institutions	Ps.	4,097,361	Ps.	1,388,903

TOTAL	Ps.	6,310,356	Ps.	2,651,284

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

Accrued interest on the above liabilities in the amount of Ps.41,311 and Ps.14,247 as of December 31, 2016 and 2015, respectively, are included in “Others” under the caption “Other Liabilities Resulting from Financial Brokerage” in the accompanying balance sheet.

As of December 31, 2016, maturities of the above long-term liabilities for each of the following five fiscal years and thereafter were as follows:

Contractual long-term Liabilities
2017	Ps.	1,459,739
2018		371,913
2019		290,618
2020		194,267
2021		178,669
Thereafter		29,420

	Ps.	2,524,626

14. Other Liabilities Resulting from Financial Brokerage—Negotiable Obligations.

The amounts outstanding and the terms corresponding to outstanding negotiable obligations at the dates indicated were as follows, considering their original contractual terms:

		Annual	December 31,
	Maturity	Interest Rate	2016	2015
Negotiable Obligations (1)

Long-term liabilities:
9 % Notes Due 2003 (Semi-annual interest, principal payable at maturity)	2003	9.00%	7,417	6,086
Banco Galicia- Due 2018 (Semi-annual interest, principal payable at maturity)	2018	8.75%	4,627,644	3,794,400
Banco Galicia- subordinated Due 2019 (Semi-annual interest, principal payable at maturity)	2019	16.00%	—	3,300,516
Banco Galicia- subordinated Due 2026 (Interest fixed,semi-annual interest - principal payable at maturity)	2026	8.25%	4,065,255	—
Tarjeta Cuyana S.A. Class XXVI Serie II (Interest quarterly, principal payable at maturity)	2020	Badlar + 400 b.p.	350,237	—
Tarjeta Cuyana S.A. Class XXVI Serie I (Interest quarterly, principal payable at maturity)	2018	Badlar + 275 b.p.	149,763	—
Tarjeta Cuyana S.A Class XXIV Serie II (Interest quarterly, principal payable at maturity)	2019	Badlar + 498 b.p.	185,309	—
Tarjetas Cuyanas S.A. Class XIV serie II (Interest quarterly, principal payable at maturity)	2016	Badlar + 415 b.p.	—	113,200

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

		Annual	December 31,
	Maturity	Interest Rate	2016	2015
Tarjeta Cuyana S.A Class XIX serie II (Interest quarterly, principal payable at maturity)	2017	Badlar + 495 b.p.	10,056	—
Tarjeta Cuyana S.A Class XXIII (Interest quarterly, principal payable at maturity)	2017	Badlar + 499 b.p.	162,757	—
Tarjetas Cuyanas S.A. Class XVI (Interest quarterly, principal payable at maturity)	2016	Badlar + 340 b.p.	—	96,470
Tarjetas Cuyanas S.A. Class XVIII (Interest quarterly, principal payable at maturity)	2016	Badlar + 400 b.p.	—	114,000
Tarjetas Cuyanas S.A. Class XIX serie I (Interest quarterly, principal payable at maturity)	2017	Badlar + 495 b.p.	—	69,056
Tarjetas Cuyanas S.A. Class XX (Interest quarterly, principal payable at maturity)	2016	27.90% - Badlar + 450 b.p.	—	257,100
Tarjeta Cuyana S.A Class XXI (Interest quarterly, principal payable at maturity)	2017	Badlar + 450 b.p.	200,617	204,000
Tarjeta Cuyana S.A Class XXII (Interest quarterly, principal payable at maturity)	2017	Badlar + 425 b.p.	300,000	256,957
Tarjeta Cuyana S.A Class XXIV Serie I (Interest quarterly, principal payable at maturity)	2017	Badlar + 408 b.p.	65,691	—
Tarjeta Cuyana S.A Class XXV Serie II (Interest quarterly, principal payable at maturity)	2020	Badlar + 394 b.p.	348,000	—
Tarjeta del Mar S.A. Class I (Interest quarterly, principal payable in 3 installments)	2017	Badlar + 450 b.p.	119,362	—
Tarjetas Naranja S.A. Class XIII (Interest fixed,semi-annual interest, principal payable in 3 annual installments)	2017	9.00%	1,058,729	1,748,774
Tarjetas Naranja S.A. Class XXXV Serie I (Interest quarterly, principal payable at maturity)	2018	Badlar + 299 b.p.	223,933	—
Tarjetas Naranja S.A. Class XXXII (Quarterly interest, principal payable in 3 installments)	2017	Badlar + 450 b.p.	151,400	—
Tarjetas Naranja S.A.Class XXXV Serie II (Interest quarterly, principal payable at maturity)	2020	Badlar + 399 b.p.	749,545	—
Tarjetas Naranja S.A. Class XXVI Serie II (Interest quarterly, principal payable at maturity)	2016	Badlar + 399 b.p.	—	145,226
Tarjeta Naranja S.A.Class XXXIII SERIE II (Interest quarterly, principal payable at maturity)	2019	Badlar + 540 b.p.	361,492	—
Tarjeta Naranja S.A.Class XXXIII SERIE I (Interest quarterly, principal payable at maturity)	2017	Badlar + 450 b.p.	118,788	—
Tarjetas Naranja S.A. Class XXV Serie II (Interest quarterly, principal payable at maturity)	2016	Badlar + 415 b.p.	—	142,903
Tarjetas Naranja S.A. Class XXIV Serie II (Interest quarterly, principal payable at maturity)	2017	Badlar + 500 b.p.	33,672	33,467

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

		Annual	December 31,
	Maturity	Interest Rate	2016	2015
Tarjeta Naranja S.A.Class XXXIV Serie I (Interest quarterly, principal payable at maturity)	2017	Badlar + 338 b. p.	104,015	—
Tarjetas Naranja S.A. Class XXVII Serie II (Interest quarterly, principal payable at maturity)	2016	Badlar + 395 b.p.	—	120,088
Tarjeta Naranja S.A. Class XXXIV Serie II (Interest quarterly, principal payable at maturity)	2020	Badlar + 467 b.p.	465,497
Tarjetas Naranja S.A. Class XXVIII SII (Quarterly interest, principal payable in 3 installments)	2017	Badlar + 450 b.p.	1,837	93,725
Tarjetas Naranja S.A. Class XXIX (Interest quarterly, principal payable at maturity)	2017	Badlar + 450 b.p.	166,531	284,791
Tarjetas Naranja S.A. Class XXX (Interest quarterly, principal payable at maturity)	2017	27.75 Badlar + 450 b.p.	334,953	346,344
Tarjeta Naranja S.A Class XXXI (Interest quarterly, principal payable at maturity)	2017	27 Badlar + 450 b.p.	181,024	320,619
Tarjeta Naranja S.A. Class XXXVI serie I (Interest quarterly, principal payable at maturity)	2018	25,25 Badlar + 325 b.p.	192,292	—
Tarjeta Naranja S.A. Class XXXVI Serie II (Interest quarterly, principal payable at maturity)	2019	25,25 Badlar + 400 b.p.	545,907	—
CFA class XVI (Quarterly interest, principal payable at maturity)	2017	Badlar + 450 b.p.	254,298 —	—
CFA class XVII serie I (Quarterly interest, principal payable at maturity)	2017	Badlar + 440 b.p.	58,054	—
CFA class XII serie II (Quarterly interest, principal payable at maturity)	2016	Badlar + 400 b.p.	—	156,451
CFA class XIII serie II (Quarterly interest, principal payable in 3 installments)	2016	Badlar + 440 b.p.	—	74,793
CFA class XIV (Quarterly interest, principal payable in 3 installments)	2017	27,24% /Badlar + 425 b.p.	60,716	227,066
CFA Class XV (Quarterly interest, principal payable in 3 installments)	2017	27,99% /Badlar + 450 b.p.	82,464	194,045
CFA class XVII serie II (Quarterly interest, principal payable at maturity)	2019	Badlar + 498 b. p.	286,124	—
CFA class XVIII (Quarterly interest, principal payable at maturity)	2018	Badlar + 288 b.p.	341,469 —	—
Grupo Financiero Galicia Class V Serie II (Quarterly interest, principal payable at maturity)	2017	Badlar + 525 b.p.	78,200	76,074
Grupo Financiero Galicia Class VI Serie I (Quarterly interest, principal payable at maturity)	2016	Badlar + 325 b.p.	—	115,991
Grupo Financiero Galicia Class VI Serie II (Quarterly interest, principal payable at maturity)	2017	Badlar + 425 b.p.	109,845	109,845

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

		Annual	December 31,
	Maturity	Interest Rate	2016	2015
Grupo Financiero Galicia Class VII (Quarterly interest, principal payable at maturity)	2017	27% / Badlar + 425 b.p.	157,000	160,000
Total			16,709,893	12,561,987

Short-term liabilities			—	—

Total Negotiable Obligations			16,709,893	12,561,987

(1)	Only principal, except for Subordinated Obligations which include accrued interest for Ps. 147,110, and 244,483, as of December 31, 2016 and 2015, respectively.

As of December 31, 2016 and 2015, interest and principal on all of the above debt securities denominated in U.S. dollars were payable in U.S. dollars. Accrued interest on the above liabilities for Ps.368,204 and Ps. 264,923 as of December 31, 2016 and 2015, respectively, was included in “Other” under the caption “Other Liabilities Resulting from Financial Brokerage” in the accompanying balance sheet. Long-term negotiable obligations as of December 31, 2016 mature as follows:

Maturity Long Term
Past Due (*)	7,417
2017	3,810,009
2018	5,535,101
2019	1,378,832
2020	1,913,279
2021	—
Thereafter	4,065,255

16,709,893

(*)	Corresponds to past due debt not yet restructured.

15. Balances in Foreign Currency.

The balances of assets and liabilities denominated in foreign currencies (principally in U.S. dollars) were as follows:

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	December 31,
	2016		2015
Assets:
Cash and due from banks	Ps.	39,486,988	Ps.	17,658,396
Government and private securities		1,352,876		5,257,343
Loans		17,551,161		3,208,454
Other receivables resulting from financial brokerage		8,141,115		1,094,074
Credits for leases		51,105		21,651
Equity investments in other companies		8,032		6,594
Miscellaneous receivables		158,634		32,820
Unallocated items		7,918		19,191
Other assets		13,559		6,915

Total	Ps.	66,771,388	Ps.	27,305,438

Liabilities:
Deposits	Ps.	51,017,277	Ps.	14,373,198
Other liabilities resulting from financial brokerage		13,287,379		10,054,541
Miscellaneous liabilities		19,369		30,625
Subordinated Negotiable Obligations		4,065,255		3,300,516
Provisions		—		7,803
Unallocated items		7,005		8,595
Other Liabilities		—		826

Total	Ps.	68,396,285	Ps.	27,776,104

The Group covers its foreign currency mismatch through foreign currency futures transactions. These transactions are carried out through auto-regulated markets (MAE / ROFEX) and with customers.

16. Transactions with Related Parties.

The Group has granted loans to certain related parties including related officers, equity-method investees and consolidated companies. Total loans outstanding as of December 31, 2016 and 2015, amounted to Ps.696,470 and Ps. 426,598, respectively, and the change from December 31, 2015 to December 31, 2016, reflects payments amounting to Ps.58,210 and advances of Ps.326,350 . Furthermore, there were foreign exchange differences of Ps.1,732 on the above-mentioned portfolio between those dates.

Such loans were made in the ordinary course of business at normal credit terms, including interest rates and collateral requirements, and, in management’s opinion, such loans represent normal credit risk.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

17. Detail of Statement of Income Accounts.

	December 31,
	2016		2015		2014
Financial Income

Interest on other receivables resulting from financial brokerage:
Interest on purchased certificates of deposits		14,261		745		67,847
Advance payment leasing		1,119		50,688		49,060
Other		90,653		47,881		53,963

	Ps.	106,033	Ps.	99,314	Ps.	170,870

Other:
Premiums on forward purchases of Government securities under repos		284,283		97,190		37,624
Interest on pre-export and export financing		277,704		68,607		84,561
Result from other credits by financial brokerage		25,208		13,053		139,317
Net position of forward transactions in pesos		3,886		917,425		830,222
Other		1,047		—		269

	Ps.	592,128	Ps.	1,096,275	Ps.	1,091,993

Financial Expenses

Interest on other liabilities resulting from financial brokerage:
Interest on negotiable obligations		2,365,869		1,471,835		1,174,736
Interest on other liabilities resulting from financial brokerage from other banks and international entities		690,467		353,914		342,261

	Ps.	3,056,336	Ps.	1,825,749	Ps.	1,516,997

Other interest:
Interest for other deposits		58,018		181,489		77,048
Other		—		1,151		4,138

	Ps.	58,018	Ps.	182,640	Ps.	81,186

Other:
Premiums on repo transactions		102,894		52,054		24,173
Contributions and taxes on financial income		2,640,087		1,614,130		1,328,762
Net position of forward transactions in pesos		196,248		—		263,014
Other		10,307		30,309		337

	Ps.	2,949,536	Ps.	1,696,493	Ps.	1,616,286

Income from services

Other:
Commissions on credit cards		6,894,873		5,263,898		3,685,519
Safety rental		229,368		192,749		167,125
Insurance premiums		407,732		420,111		292,676
Other		2,191,113		1,129,715		998,342

	Ps.	9,723,086	Ps.	7,006,473	Ps.	5,143,662

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	December 31,
	2016		2015		2014
Expenses from services

Other:
Gross revenue taxes		934,350		793,024		606,436
Linked with credit cards		1,054,512		659,566		325,568
Other		1,024,794		694,254		443,368

	Ps.	3,013,656	Ps.	2,146,844	Ps.	1,375,372

Administrative expenses

Other operating expenses:
Rentals		474,116		334,494		293,180
Electricity and communications		459,524		307,500		248,968
Maintenance and repair expenses		476,022		351,997		204,569
Security Services		501,107		401,632		292,606
Other operating expenses		195,319		133,730		103,993

	Ps.	2,106,088	Ps.	1,529,353	Ps.	1,143,316

Miscellaneous income

Other:
Income from Sale of Bank Premises and Equipment		170,873		10,139		3,325
Income from Transactions with Miscellaneous Assets		1,796		24,562		4,911
Leases		2,689		2,388		2,356
Adjustments and Interest on miscellaneous receivables		323,770		234,508		152,913
Others		260,257		183,690		114,515

	Ps	759,385	Ps.	455,287	Ps.	278,020

Miscellaneous losses

Other:
Adjustment to Interest on Miscellaneous Liabilities		2,647		1,134		781
Donations		45,353		33,338		23,410
Turnover Tax		45,080		24,940		17,435
Claims		78,166		42,810		37,617
Administrative, disciplinary and criminal penalties		—		1,418		—
Others		149,834		90,797		75,844

	Ps	321,080	Ps.	194,437	Ps.	155,087

18. Income Taxes.

Income tax for the fiscal years ended December 31, 2016, 2015 and 2014, amounted to Ps. 3,352,541, Ps. 2,801,424 and Ps. 1,992,272, respectively. The statutory income tax rate for all the fiscal years presented was 35%.

As of December 31, 2016 and 2015, the consolidated Group’s MPIT available to credit against future income tax amounts to Ps. 9,424 and Ps. 10,230, respectively, and is recognized as Miscellaneous Receivables in the consolidated balance sheet.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

The breakdown of outstanding tax credits and their probable expiration dates are detailed below:

Date of Generation	Tax Credit as of December 31,		Expiration Date
	2016	2015
2005	—	76	2015
2006	148	148	2016
2007	319	319	2017
2008	363	363	2018
2009	583	583	2019
2010	1,629	1,629	2020
2011	1,458	1,458	2021
2012	1,714	1,714	2022
2013	1,881	1,881	2023
2014	2,306	2,306	2024
2015	3,646	4,460	2025
2016	18	—	2026

	14,065	14,937

Allowances for non recoverable MPIT assets	(4,641)	(4,707)

Total	9,424	10,230

19. Shareholders´ Equity and Restrictions Imposed on the Distribution of Dividends.

The Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. Should the Legal Reserve be used to absorb losses, earnings shall be distributed only if the value of the Legal Reserve reaches 20% of the Capital Stock plus the Capital Adjustment.

The Argentine Central Bank sets rules for the conditions under which financial institutions can make distributions of profits. According to these rules, profits can be distributed as long as results of operations are positive after deducting not only the Reserves, which may be legally and statutory required, but also the following items from Unappropriated Retained Earnings: The difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

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

Since January 2016, the Argentine Central Bank determined that banks shall meet an additional capital conservation buffer apart from the minimum capital requirement equal to 3.5% of risk-weighted assets. This shall be made up only of Tier 1 Common Capital, net of deductible items. Distribution of profits shall be restricted when the Bank’s computable regulatory capital level and structure is within the range of the capital conservation buffer.

Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendent of Financial and Foreign Exchange Institutions, whose intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

In addition to the aforementioned restrictions established by the Argentine Central Bank, which are applicable to Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A., pursuant to Section 70 of the Argentine General Corporations Law, stock companies shall establish a reserve not lower than 5% of the realized and liquid profits shown in the Income Statement for the fiscal year, until 20% of the corporate capital is reached. In the event that said reserve is reduced for any reason, no profits can be distributed until its total refund.

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

As called for by Argentine Central Bank regulations, as of December 31, 2016 and 2015, the minimum capital requirements were as follows:

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	Minimum Capital		Computable Capital		Computable Capital as a % of Minimum Capital
December 31, 2016	Ps.	15,258,350	Ps.	22,009,550	144.25
December 31, 2015	Ps.	11,062,886	Ps.	14,071,044	127.19

The excess capital covers the 0.25% increase of the additional requirement related to the function of custodian of titles representative of investments of the Fondo de Garantía y Sustentabilidad del Sistema Integrado Provisional Argentino.

21. Earnings per Share.

The Company is required to present earnings per share information for all periods presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income for the year by the weighted-average number of common shares outstanding during the year (1,300,265, 1,300,265 and 1,300,265 for the fiscal years ended December 31, 2016, 2015 and 2014, respectively).

Basic EPS for the fiscal years ended December 31, 2016, 2015 and 2014, were 4.628, 3.337 and 2.567, respectively.

There are no dilutive financial instruments outstanding for any of the fiscal years presented.

22. Contribution to the Deposit Insurance System.

Law No. 24,485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such amount was currently set at Ps. 450.

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

The Argentine Central Bank set the monthly contributions that financial institutions shall make to the Deposit Insurance Fund, based on its monthly average deposits. The aforementioned contribution was established at 0.015% until October 2014, and increased to 0.06% per month as from November 2014. Effective as of the contribution maturing in April 2016, the Argentine Central Bank established a 0.015% rate for the monthly average of all deposits.

As of December 31, 2016, 2015 and 2014, the standard contribution to the Deposits Insurance System amounted to Ps. 314,515, Ps. 497,258 and Ps. 151,450, respectively, recorded in the Consolidated Statements of Income in Financial Expenses under the caption “Contributions made to Deposit Insurance Fund”.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

23. Balance Sheet and Statement of Income.

The presentation of financial statements according to the Argentine Central Bank rules differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (Article 9).

The following balance sheet presents Grupo Financiero Galicia’s balance sheet as of December 31, 2016 and 2015, as if they had followed Article 9 balance sheet disclosure requirements using Argentine Banking GAAP.

	December 31,
	2016		2015
Assets:
Cash and due from banks	Ps.	61,166,783	Ps.	30,835,196
Interest-bearing deposits in other banks		1,227,101		232,351
Federal funds sold and securities purchased under resale agreements or similar agreements		—		15,272
Trading account assets		17,189,977		16,147,582
Investment securities		5,385,533		4,356,519
Loans		139,148,092		100,249,210
Allowances for loan losses		(4,706,758)		(3,559,994)
Miscellaneous receivables		2,803,249		1,802,080
Bank Premises and Equipment		2,873,552		2,079,085
Intangible Assets		2,582,255		2,025,844
Other assets		14,541,413		7,532,106

Total assets	Ps.	242,211,197	Ps.	161,715,251

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	December 31,
	2016		2015
Liabilities and Shareholders’ Equity:
Deposits	Ps.	150,737,062	Ps.	99,086,493
Short-term borrowing		3,785,730		1,567,687
Other liabilities		1,611,571		1,483,497
Amounts payable for spot and forward purchases to be settled		7,818,144		764,898
Other liabilities resulting from financial brokerage		31,020,515		24,651,247
Long-term debt		19,234,519		13,645,584
Miscellaneous Liabilities		5,804,285		4,442,113
Contingent liabilities		384,484		481,596

Total Liabilities		220,396,310		146,123,115

Common Stock		1,300,265		1,300,265
Other reserves and retained earnings		19,052,433		13,184,556
Non-controlling Interest		1,462,189		1,107,315

Total Equity		21,814,887		15,592,136

Total Liabilities and Equity	Ps.	242,211,197	Ps.	161,715,251

The statement of income presented below discloses the categories required by Article 9 using Argentine Banking GAAP:

	December 31,
	2016		2015		2014
Interest income:
Interest and fees on loans	Ps.	29,856,573	Ps.	20,660,847	Ps.	16,545,320
Interest and dividends on investment securities: Non taxable interest income		—		—		58,310
Interest on interest bearing deposits with other banks		—		—		4
Interest on other receivables from financial brokerage		637,734		392,839		380,815
Trading account interest, net		4,999,752		3,717,995		2,079,848

Total interest income	Ps.	35,494,059	Ps.	24,771,681	Ps.	19,064,297

Interest expense
Interest on deposits		13,175,239		8,614,654		6,609,494
Interest on securities sold under agreements to repurchase		102,894		52,054		24,173
Interest on short-term liabilities from financial intermediation		168,465		169,243		64,908
Interest on long-term liabilities from financial intermediation		3,630,494		2,163,530		1,911,782

Total interest expense		17,077,092		10,999,481		8,610,327

Net interest income		18,416,967		13,772,200		10,453,970

Provision for loan losses, net of reversals		3,020,536		1,922,836		2,182,197

Net interest income after provision for loan losses	Ps.	15,396,431	Ps.	11,849,364	Ps.	8,271,773

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	December 31,
	2016		2015		2014
Non-interest income:
Service charges on deposit accounts	Ps.	2,581,659	Ps.	1,958,794	Ps.	1,340,684
Credit-card service charges and fees		6,454,931		4,636,081		3,260,308
Other commissions		7,378,834		4,752,739		3,552,606
Income from equity in other companies		80,419		100,126		213,380
Premiums and commissions on insurance business		2,451,943		1,801,404		1,238,029
Other		1,617,387		1,716,768		1,370,711

Total non-interest income	Ps.	20,565,173	Ps.	14,965,912	Ps.	10,975,718

Non-interest expense:
Commissions		4,164,383		2,840,874		2,000,848
Salaries and social security charges		8,247,114		6,150,481		4,549,187
Fees and external administrative services		2,048,006		1,519,233		1,069,935
Depreciation of bank premises and equipment		301,387		218,611		172,582
Personnel services		372,455		261,979		150,353
Rentals		474,116		334,494		293,180
Electricity and communications		459,524		307,500		248,967
Advertising and publicity		749,271		544,603		413,927
Taxes		5,653,212		4,148,314		2,954,855
Amortization of organization and development expenses		746,544		635,442		332,197
Maintenance and repair expenses		476,022		351,997		204,569
Amortization of “Amparo claims”		12,504		4,308		4,803
Other Provisions and reserves		169,173		448,659		209,958
Other		2,314,307		1,544,402		1,082,157

Total non-interest expense	Ps.	26,188,018	Ps.	19,310,897	Ps.	13,687,519

Income before tax expense		9,773,586		7,504,379		5,559,972
Income tax expense		3,352,541		2,801,424		1,992,272

Net Income	Ps.	6,421,045	Ps.	4,702,955	Ps.	3,567,700

Less: Net income attributable to non-controlling interest		403,168		364,558		229,910

Net Income attributable to Controlling interest	Ps.	6,017,877	Ps.	4,338,397	Ps.	3,337,790

Basic EPS		4.628		3.337		2.567

Diluted EPS		4.628		3.337		2.567

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

The carrying value and market value of each classification of Investment securities in the Article 9 balance sheet were as follows:

	December 31, 2016					December 31, 2015
	Carrying value		Unrealized		Market value	Carrying value		Unrealized		Market value
			Gains	Losses				Gains	Losses
Securities issued by the National Government
Galtrust I		504,874	284,182	—	540,858		685,915	467,320	—	714,672
Other assets		4,880,659	—	—	4,882,587		3,670,604	—	—	3,670,923

TOTAL	Ps.	5,385,533	284,182	—	5,423,445	Ps.	4,356,519	467,320	—	4,385,595

The maturities as of December 31, 2016, of the Investment securities included in the Article 9 balance sheet were as follows:

	December 31, 2016
	Carrying Value		Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years but within 10 years	Maturing after 10 years
Galtrust I		504,874	427,761	77,113	—	—
Other assets		4,880,659	4,339,622	325,511	164,710	50,816

TOTAL	Ps.	5,385,533	4,767,383	402,624	164,710	50,816

The following table presents realized gains and losses from AFS securities:

Year ended December 31,	2016	2015	2014
Gross realized gains	—	—	196,829
Net unrealized gains / (losses)	(183,138)	(95,924)	49,919

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

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

	December 31,
	2016		2015		2014
Total revenues:(*)
Republic of Argentina	Ps.	57,796,364	Ps.	41,051,946	Ps.	30,964,747
Republic of Uruguay		—		6,460		4,195
Net income (loss), net of monetary effects allocable to each country:
Republic of Argentina		6,017,877		4,356,218		3,343,584
Republic of Uruguay		—		(17,821)		(5,794)
Total assets:
Republic of Argentina		242,250,624		161,706,894		107,206,304
Republic of Uruguay		—		41,109		54,174
Bank Premises and Equipment
Republic of Argentina		2,873,552		2,079,085		1,553,718
Republic of Uruguay		—		—		—
Miscellaneous assets
Republic of Argentina		1,221,237		820,073		404,312
Republic of Uruguay		—		—		—
Goodwill
Republic of Argentina		5,642		15,316		24,990
Republic of Uruguay		—		—		—
Other intangible assets
Republic of Argentina		2,576,613		2,010,528		1,775,632
Republic of Uruguay		—		—		—
Geographical segment assets as a percentage of total assets
Republic of Argentina		100.00%		99.97%		99.95%
Republic of Uruguay		—		0.03%		0.05%

(*)	The caption Total revenues includes financial income, income from services, income from insurance activities and miscellaneous income.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

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

A summary of the credit exposure related to these items is shown below:

	December 31,
	2016		2015
Commitments to extend credit	Ps.	9,094,205	Ps.	6,599,546
Standby letters of credit		650,461		980,720
Guarantees granted		1,134,828		1,006,833
Acceptances		586,180		898,559

Commitments to extend credit are agreements to lend to a customer at a future date, subject to the meeting of the contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements of the Group. The Group evaluates each customer’s creditworthiness on a case-by-case basis. In addition to the above commitments, as of December 31, 2016 and 2015, the available purchase limits for credit card holders amounted to Ps. 200,917,969 and Ps. 138,662,899, respectively.

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

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Group may require counter-guarantees. These financial customer guarantees are classified by type, as follows:

	December 31,
	2016		2015
Preferred counter-guarantees	Ps.	60,648	Ps.	173,596
Other counter-guarantees		241,575		143,407

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

The Group accounts for checks drawn on it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time when the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:

	December 31,
	2016		2015
Checks drawn on the Bank	Ps.	2,013,574	Ps.	1,438,958
Checks drawn on the other Bank		2,559,608		3,630,338
Bills and other items for collection		18,309,418		12,778,244

As of December 31, 2016 and 2015, the trusts’ funds amounted to Ps.8,182,699 and Ps.6,926,440, respectively.

In addition, the Group had securities in custody, which as of December 31, 2016 and 2015, amounted to Ps. 258,872,060 and Ps.59,767,387, respectively.

As of December 31, 2016, the Group also has off-balance sheet contractual obligations arising from the leasing of certain properties used as a part of its distribution network. The estimated future lease payments in connection with these properties are as follows:

2017	365,165
2018	308,474
2019	274,432
2020	244,381
2021	213,168
2022 and After	233,696

Total	Ps.1,639,316

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

The derivative instruments held by the Group as of December 31, 2016 and 2015 were as follows:

Type of Contract	Underlying	Average Weighted Maturity Term	Notional Amount as of December 31, 2016	Net Book Value as of December 31, 2016 Asset / (Liability)	Net Book Value as of December 31, 2015 Asset / (Liability)	Fair Value as of December 31, 2016	Fair Value as of December 31, 2015
FORWARDS (a)
- Purchases	Foreign currency	5 months	16,144,003	107,661	287,161	107,661	287,161
- Sales	Foreign currency	6 months	11,066,971	(121,511)	—	(121,511)	—

FORWARDS (b) clients
- Purchases	Foreign currency	4 months	215,072	3,626	—	3,626	—
- Sales	Foreign currency	4 months	1,195,463	(19,502)	(1,266,014)	(19,502)	(1,266,014)

INTEREST RATE SWAP (c)
- Variable for fixed interest rate	Other	13 months	45,000	—	—	—	—
- Fixed for variable interest rate	Other	13 months	30,000	—	—	—	—

CALL OPTIONS (d)
- Call options written on dollar	Foreign currency	9 months	10,200	—	—	—	—
- Call options bought on gold	Gold	9 months	149,512	—	—	—	—
- Call options written on gold	Gold	9 months	164,463	—	—	—	—

REPURCHASE AGREEMENT TRANSACTION
- Purchases	National government securities	- months	1,783,342	1,783,342	—	—	—

(a)	These transactions are made through recognized exchange markets, such as Mercado Abierto Electrónico (MAE) and Mercado a Término de Rosario (ROFEX).

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

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

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

27. Disclosure about Fair Value of Financial Instruments.

These estimates were made at the end of December 2016 and 2015. Because many of the Bank´s financial instruments do not have a ready trading market from which to determine a fair value, the disclosures are based upon estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.

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

In order to determine the fair value, cash flows were discounted for each category or group of loans having similar characteristics, based on credit risk, guarantees and/or maturities, using rates offered for similar loans by the Bank as of December 31, 2016 and 2015, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	2016
	Book Value		Fair Value		Level 1		Level 2		Level 3
Derivative activities: (see Note 26)
Assets	Ps.	111,287	Ps.	111,287	Ps.	111,287	Ps.	—	Ps.	—
Liabilities		141,013		141,013		141,013		—		—
Non derivative activities:
Assets:

Cash and due from banks (1)	Ps.	61,166,250	Ps.	61,166,250	Ps.	61,166,250	Ps.	—	Ps.	—
Government securities (2)		13,700,800		13,706,704		12,341,800		1,070,472		294,432
At market value		4,804,963		4,804,963		4,804,963		—		—
At acquisition cost plus IRR		8,895,837		8,901,741		7,536,837		1,070,472		294,432
Loans (3)		137,451,655		141,372,704		—		—		141,372,704
Others (4)		18,302,805		18,340,069		2,391,860		29,152		15,919,058

Liabilities:
Deposits (5)	Ps.	151,688,147	Ps.	151,665,844	Ps.	—	Ps.	—	Ps.	151,665,844

Other liabilities resulting from financial Intermediation:
Banks and international entities and Loans from Domestic Financial Institutions (6) and
Negotiable obligations (7)	Ps.	23,560,702	Ps.	23,496,503	Ps.	—	Ps.	—	Ps.	23,496,503
Others (8)	Ps.	34,091,938	Ps.	34,056,130	Ps.	—	Ps.	—	Ps.	34,056,130

	2015
	Book Value		Fair Value		Level 1		Level 2		Level 3
Derivative activities: (see Note 26)
Assets	Ps.	287,161	Ps.	287,161	Ps.	287,161	Ps.	—	Ps.	—
Liabilities		1,266,014		1,266,014		1,266,014		—		—
Non derivative activities:
Assets:
Cash and due from banks (1)	Ps.	30,834,663	Ps.	30,834,663	Ps.	30,834,663	Ps.	—	Ps.	—
Government securities (2)		15,525,090		15,546,125		13,748,491		—		1,797,634
At market value		8,542,826		8,542,826		8,542,826		—		—
At acquisition cost plus IRR		6,982,264		7,003,299		5,205,665		—		1,797,634
Loans (3)		98,344,731		96,965,813		—		—		96,965,813
Others (4)		8,556,256		8,552,314		415,236		—		8,137,078

Liabilities:
Deposits (5)	Ps.	100,039,233	Ps.	99,972,469	Ps.	—	Ps.	—	Ps.	99,972,469
Other liabilities resulting from financial Intermediation:
Banks and international entities and Loans from Domestic Financial Institutions (6) and
Negotiable obligations (7)	Ps.	15,510,072	Ps.	14,801,544	Ps.	—	Ps.	—	Ps.	14,801,544
Others (8)	Ps.	20,552,814	Ps.	20,485,235	Ps.	—	Ps.	—	Ps.	20,485,235

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

Quantitative information about Level 3 Fair Value Measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of our Level 3 assets and liabilities measured at fair value on a recurring basis for which we use an internal model.

Description	Fair Value	Valuation Tecnique	December 31, 2016 Unobservable input	Range
Assets
Government securities	294,432	Income Approach	Yield Curve in pesos	23.8255% - 23.9769%
		(Discounted cash flow)	Yield Curve in foreing currency	2.92% - 6.86%
Loans	141,372,704	Income Approach	Yield Curve in pesos	20.68% - 22.53%
		(Discounted cash flow)	Yield Curve in foreing currency	0.82% - 6.41%
Others	15,919,058	Income Approach	Yield Curve in pesos	20.68% - 22.53%
		(Discounted cash flow)	Yield Curve in foreing currency	0.82% - 6.41%
Liabilities
Deposits	151,665,844	Income Approach	Yield Curve in pesos	20.68% - 22.53%
		(Discounted cash flow)	Yield Curve in foreing currency	0.82% - 6.41%
Domestic Financial Institutions and Negotiable Obligations	23,496,503	Income Approach	Yield Curve in pesos	20.68% - 22.53%
		(Discounted cash flow)	Yield Curve in foreing currency	0.82% - 6.41%
Others	34,056,130	Income Approach	Yield Curve in pesos	20.68% - 22.53%
		(Discounted cash flow)	Yield Curve in foreing currency	0.82% - 6.41%

The following is a description of the estimating techniques applied:

(1) Cash and due from banks: By definition, cash and due from banks are short-term and do not possess credit loss risk. The carrying values as of December 31, 2016 and 2015 are a reasonable estimate of fair value and are classified within level 1 of the valuation hierarchy.

(2) Government securities: As of December 31, 2016 and 2015 holdings correspond to government bonds and securities issued by Argentine Central Bank

Where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities include national and government bonds, instruments issued by Argentine Central Bank and corporate securities. When no quoted prices are available in an active market, fair value is classified as Level 3 of the valuation hierarchy where significant unobservable inputs were used to calculate the fair value. The valuation technique used to obtain the fair value was an income approach using discounted cash flows. No changes in the valuation technique took place during the year.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

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

The fair value of “Deposits” is classified as Level 3 of the valuation hierarchy where significant unobservable inputs were used to calculate the fair value. The valuation technique used to obtain the fair value was an income approach using discounted cash flows. No changes in the valuation technique took place during the year. For floating- or adjustable-rate deposits, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate deposits, market prices are not generally available and the fair values are estimated discounting the estimated future cash flows based on the contracted maturity of the deposits. The discount rates are based on the current market rates corresponding to the applicable maturity

(6) Banks and international entities and loans from domestic financial institutions: Includes credit lines borrowed under different credit arrangements from local and foreign banks and entities. Parts of them were restructured as of May 2004. As of December 31, 2016 and 2015, when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

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

(7) Negotiable obligations: As of December 31, 2016 and 2015, the fair value of negotiable obligations was determined based on quoted market prices and, when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

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

28. Situation of Banco Galicia Uruguay S.A. (in liquidation).

During 2009, Banco Galicia Uruguay S.A. (in liquidation) wholly repaid in advance the debt restructuring plan entered into with its creditors. Therefore and having fulfilled its obligations, its shareholders have resolved, at the Shareholders’ Meeting held on June 30, 2010, to voluntarily dissolve and liquidate the company.

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

As of December 31, 2015, Banco Galicia Uruguay S.A. (in liquidation)‘s Shareholder’s Equity amounted to Ps. 31,780.

The Extraordinary Shareholder’s Meeting of Banco Galicia Uruguay S.A. (in liquidation) held on April 30, 2016 approved the liquidation financial statements and decided starting the registration process to cancel the company before the Uruguayan authorities.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

29. Financial Trusts.

a) Financial trusts with the Bank as trustor outstanding at fiscal year-end:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred	Book Value of Securities Held in Own Portfolio
						12.31.2016		12.31.2015
Galtrust I	10.13.2000	02.04.2018	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$ 490,224 (*)	Ps.	504,874	Ps.	685,915

(*)	The remaining US$ 9,776 was transferred in cash.
(1)	In exchange for loans to the Provincial Governments.

b) As of December 31, 2016 and December 31, 2015, the Bank records financial trusts in its own portfolio:

•	Received as loans repayment for Ps. 998,152 and Ps. 657,471, respectively.

c) Trust Activities

•	Trust contracts for purposes of guaranteeing compliance with obligations:

Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to the Bank, amounts as fiduciary property, to be invested according to the following detail:

Date of Contract	Trustor	Balances of Trust Funds		Maturity Date (1)
		Ps.	US$
12.07.10	Fondo Fiduciario Aceitero	21,022	—	06/30/2017
04.29.13	Profertil	1,050	116,500	04/30/2018
10.21.13	Sinteplast	80	—	06/30/2017
12.20.13	Los Cipreses	62	—	06/30/2017
09.12.14	Coop. de Trabajadores Portuarios	1,018	—	09/12/2018
12.22.14	Cliba	6	—	06/22/2018
09.07.15	Grimoldi	18,803	—	08/29/2018
09.30.15	Las Blondas IV and V	114,873	—	11/28/2018
03.31.16	Barugel Azulay	15,280	—	03/31/2019
04.14.16	Rios Belt	88,765	—	04/14/2019

	Total	260,959	116,500

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

•	Financial trust contracts:

Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

Date of Contract	Trust	Balances of Trust Funds	Maturity Date
		$
10.12.05	Hydro I	66	06.30.17	(2)
12.05.06	Faid 2011	9	06.30.17	(3)
12.06.06	Gas I	41,838	12.31.17	(3)
05.06.08	Agro Nitralco II	1,227	12.31.17	(3)
05.14.09	Gas II	4,419,767	12.31.22	(3)
02.10.11	Cag S.A.	560	06.30.17	(3)
04.25.11	Faid 2015	11	06.30.17	(3)
06.08.11	Mila III	401	12.31.17	(3)
09.01.11	Mila IV	791	06.30.17	(3)
09.14.11	Cag S.A. II	756	06.30.17	(3)
10.07.11	Sursem III	34	06.30.17	(3)
05.31.12	Fideicred Agro Series I	17	06.30.17	(3)
12.27.12	Pla I	74	06.30.17	(3)
04.03.13	Welfas I	4	06.30.17	(3)
09.18.13	Don Mario Semillas Series I	135	06.30.17	(3)
11.05.13	Pla II	192	06.30.17	(3)
11.21.13	Comafi Prendas I	1,801	09.29.18	(3)
02.13.14	Mila V	7,825	05.20.20	(3)
06.06.14	Mila VI	8,329	10.20.20	(3)
06.18.14	Red Surcos II	8	06.30.17	(3)
07.08.14	Don Mario Semillas Series II	181	06.30.17	(3)
07.24.14	Fideicred Atanor III	88	06.30.17	(3)
07.22.14	Don Mario Semillas Series III	171	06.30.17	(3)
07.25.14	Fedicred Agro Series II	79	06.30.17	(3)
10.03.14	Mila VII	10,450	01.20.21	(3)
12.02.14	Mas Cuotas Series I	243	05.01.17	(3)
01.13.15	Red Surcos III	2,514	06.30.17	(3)
01.27.15	Mila VIII	22,626	06.15.21	(3)
05.18.15	Mila IX	32,471	09.15.21	(3)
12.02.14	Mas Cuotas Series II	240	06.30.17	(3)
08.24.15	Mila X	35,840	12.20.21	(3)
10.30.15	Mila XI	47,933	01.15.22	(3)
12.09.15	Fedicred Agro Series III	50	06.30.17	(3)
01.07.16	Mas Cuotas Series III	531	05.15.17	(3)
01.14.16	Mila XII	59,028	11.15.21	(3)
02.05.16	Red Surcos IV	48,875	08.31.17	(3)
05.13.16	Mila XIII	71,991	09.15.22	(3)
06.15.16	Mas Cuotas Series IV	140,381	05.15.17	(3)
09.01.16	Mila XIV	76,600	01.31.23	(3)
09.15.16	Mas Cuotas Series V	353,481	07.15.17	(3)
10.27.16	Mila XV	68,582	03.31.23	(3)
12.06.16	Mas Cuotas Series VI	618,992	02.15.18	(3)

	Total	6,075,192

(2)	These amounts shall be released monthly until redemption of debt securities.
(3)	Estimated date, since maturity date shall occur at the time of the distribution of all of the trust assets.

d) Banco Galicia’s activities as Security Agent:

d.1) On April 8, 2011 Banco Galicia was appointed Security Agent and custodian of the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) that were assigned in favor of Nación Fideicomisos S.A. in its capacity of Trustee of “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

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

As of December 31, 2016 and 2015, the balances recorded from these transactions amount to US$ 1,364,097 and Ps.408, respectively.

d.2) In April 2013, at the time of entering into the Contract for the Fiduciary Assignment and Trust for Guarantee Purposes “Profertil S.A.”, the Bank was appointed security agent with regard to the Chattel Mortgage Agreement transaction that was completed on June 18, 2013, which additionally secures all the obligations undertaken.

As of December 31, 2016 and 2015, the balance recorded from these transactions amounts to US$ 116,500.

30. Segment Reporting.

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

The following summarizes the aggregation of Grupo Financiero Galicia´s operating segments into reportable segments:

Banking: corresponds to the results of our banking business and represents the accounts of Banco Galicia. As of December 31, 2015 this segment included Banco Galicia Uruguay S.A. (in liquidation).

Regional Credit Cards: shows the results of our regional credit card and consumer finance business and represents the accounts of Tarjetas del Mar S.A. and Tarjetas Regionales S.A. consolidated with its subsidiaries. As of December 31, 2016 and 2015, Tarjetas Regionales S.A,’s main subsidiaries were Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

CFA Personal Loans: shows the results of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. as of December 31, 2015 and 2014. These Companies were incorporated as of June 30, 2010 in the consolidated financial statements of the Bank.

Insurance: includes the results of our insurance business and represents the accounts of Sudamericana Holding S.A. and its subsidiaries, including the results of the 12.5% interest owned by the Bank. As of December 31, 2016, Grupo Financiero Galicia S.A. maintained, through Sudamericana Holding S.A., controlling interests in Galicia Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Galicia Broker Asesores de Seguros S.A.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

Other Grupo Galicia Businesses: shows the results of Galicia Warrants S.A., Galicia Administradora de Fondos S.A., Net Investment S.A. and Galicia Valores S.A.

The column “Adjustments” includes consolidation adjustments, eliminations corresponding to transactions conducted between consolidated companies and minority interest.

In Pesos Thousands	Banking	Regional Credit Cards	Insurance	Other Grupo Galicia Businesses	Adjustments	Consolidated Total
Year ended December 31, 2016
Net Financial Income	10,511,441	4,018,519	351,038	60,050	(50,456)	14,890,592
Net Income from Services	6,010,168	5,266,563	—	429,633	(1,128,942)	10,577,422
Net Operating Revenue	16,521,609	9,285,082	351,038	489,683	(1,179,398)	25,468,014
Provisions for Loan Losses	1,526,264	1,660,879	—	—	—	3,187,143
Administrative Expenses	10,145,969	5,675,998	515,869	121,784	(22,968)	16,482,588
Net Operating Income	4,849,376	1,948,205	(164,831)	367,899	(1,202,366)	5,798,283
Net Income from Insurance Companies Activities	—	—	1,272,562	—	1,095,956	2,368,518
Income from Equity Investment
Tarjetas Regionales SA	1,098,477	—	—	—	(1,098,477)	—
Sudamericana Holding SA	89,553	—	—	—	(89,553)	—
Others	156,894	—	3,215	9,658	(89,348)	80,419
Other Income (Loss)	408,721	626,487	(391)	1,618	(7,466)	1,028,969
Non-controlling interests	—	(320)	(2)	—	(402,846)	(403,168)
Pre-tax Income	6,603,021	2,574,372	1,110,553	379,175	(1,794,100)	8,873,021
Income tax	1,854,000	1,117,678	387,019	129,978	(279,555)	3,209,120
Operations Discontinued	344,678	—	—	—	9,298	353,976
Net Income	5,093,699	1,456,694	723,534	249,197	(1,505,247)	6,017,877

Average:
Private Loans	84,002,773	23,131,591	—	—	(65,823)	107,068,541
Deposits	108,819,505	—	—	—	415	108,819,920
End of Period:
Assets	209,306,331	32,135,405	2,216,743	404,677	(1,812,532)	242,250,624
Equity	18,905,871	5,621,143	1,019,148	265,043	(5,458,507)	20,352,698

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

In Pesos Thousands	Banking	Regional Credit Cards	CFA Personal Loans	Insurance	Other Grupo Galicia Businesses	Adjustments	Consolidated Total
Year ended December 31, 2015
Net Financial Income	8,352,685	2,685,102	1,255,453	232,208	41,897	(125,509)	12,441,836
Net Income from Services	4,172,455	4,220,431	270,334	—	249,171	(1,074,993)	7,837,398
Net Operating Revenue	12,525,140	6,905,533	1,525,787	232,208	291,068	(1,200,502)	20,279,234
Provisions for Loan Losses	1,060,955	753,243	400,042	—	—	—	2,214,240
Administrative Expenses	7,394,068	4,167,964	930,407	378,867	65,824	(32,428)	12,904,702
Net Operating Income	4,070,117	1,984,326	195,338	(146,659)	225,244	(1,168,074)	5,160,292
Net Income from Insurance Companies Activities	—	—	—	775,460	—	1,025,944	1,801,404
Income from Equity Investment
Tarjetas Regionales SA	1,178,836	—	—	—	—	(1,178,836)	—
Compañía Financiera Argentina SA	56,909	—	—	—	—	(56,909)	—
Sudamericana Holding SA	50,264	—	—	—	—	(50,264)	—
Others	146,172	—	2,117	1,977	2	(50,142)	100,126
Other Income (Loss)	(67,381)	427,260	100,846	(1,000)	2,098	(19,266)	442,557
Non-controlling interests	—	452	—	(1)	—	(365,009)	(364,558)
Pre-tax Income	5,434,917	2,412,038	298,301	629,777	227,344	(1,862,556)	7,139,821
Income tax	1,522,000	862,295	139,293	221,226	80,090	(23,480)	2,801,424
Net Income	3,912,917	1,549,743	159,008	408,551	147,254	(1,839,076)	4,338,397

Average:
Private Loans	58,277,340	16,415,390	3,139,660	—	—	(25,230)	77,807,160
Deposits	72,973,511	—	900,160	—	—	(372)	73,873,299
End of Period:
Assets	138,753,232	23,767,915	3,829,578	1,519,189	268,162	(6,390,073)	161,748,003
Equity	13,843,949	4,374,448	1,323,716	645,610	166,517	(5,869,419)	14,484,821

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

In Pesos Thousands	Banking	Regional Credit Cards	CFA Personal Loans	Insurance	Other Grupo Galicia Businesses	Adjustments	Consolidated Total
Year ended December 31, 2014
Net Financial Income	6,528,534	1,713,815	1,106,193	145,182	12,131	33,563	9,539,418
Net Income from Services	2,964,979	3,261,005	139,396	—	131,390	(798,422)	5,698,348
Net Operating Revenue	9,493,513	4,974,820	1,245,589	145,182	143,521	(764,859)	15,237,766
Provisions for Loan Losses	1,265,406	775,852	369,992	—	—	—	2,411,250
Administrative Expenses	4,981,252	3,197,351	767,615	268,838	47,519	(41,219)	9,221,356
Net Operating Income	3,246,855	1,001,617	107,982	(123,656)	96,002	(723,640)	3,605,160
Net Income from Insurance Companies Activities	—	—	—	484,899	—	753,130	1,238,029
Income from Equity Investment
Tarjetas Regionales SA	586,939	—	—	—	—	(586,939)	—
Compañía Financiera Argentina SA	286,886	—	—	—	—	(286,886)	—
Sudamericana Holding SA	28,524	—	—	—	—	(28,524)	—
Others	205,116	(14,283)	1,544	1,273	10	19,720	213,380
Other Income (Loss)	99,096	314,541	101,889	(1,409)	3,588	(14,302)	503,403
Non-controlling interests	—	(144)	—	(1)	—	(229,765)	(229,910)
Pre-tax Income	4,453,416	1,301,731	211,415	361,106	99,600	(1,097,206)	5,330,062
Income tax	1,295,000	516,892	82,993	126,616	36,436	(65,665)	1,992,272
Net Income	3,158,416	784,839	128,422	234,490	63,164	(1,031,541)	3,337,790

Average:
Private Loans	43,372,366	12,727,204	2,994,179	—	—	(21,813)	59,071,936
Deposits	54,417,076	—	1,119,773	—	—	(2,433)	55,534,416
End of Period:
Assets	88,800,122	17,891,948	3,775,223	1,019,076	131,042	(4,302,933)	107,314,478
Equity	9,947,944	3,014,008	1,164,707	387,060	81,630	(4,348,925)	10,246,424

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

31. Differences between the Argentine Central Bank’s Regulations and Argentine GAAP in Force in the Autonomous City of Buenos Aires.

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

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

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

32. Adoption of the International Financial Reporting Standards.

The CNV established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards (“IFRS”) issued by the IASB (International Accounting Standards Board) for certain entities included within the public offering system, for financial statements corresponding to fiscal years started as from January 1, 2012.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

The adoption of such standards is not applicable to the Company since the CNV, in Article 2—Section I—Chapter I of Title IV: Periodic Reporting System of the CNV´s Pronouncements (Text amended in 2013), exempts banks, insurance companies and companies that invest in banks and insurance companies.

Due to the foregoing, and since the Company complies with the requirements described below, which are set forth in the aforementioned article, these financial statements are presented pursuant to the valuation and disclosure criteria established by the Argentine Central Bank regulations:

•	The Company’s corporate purpose is exclusively related to financial and investment activities;

•	The interest in Banco de Galicia y Buenos Aires S.A. accounts for 93.36% of the Company’s assets, being the Company’s main asset;

•	88.26% of the Company’s income stems from the interest in Banco de Galicia y Buenos Aires S.A.’s income; and

•	The Company has a 100% interest in Banco de Galicia y Buenos Aires S.A., thus having control over such institution.

In February 2014, the Argentine Central Bank decided financial institutions should comply with the IFRS, and established an implementation schedule for such standards, to be effective for fiscal years starting on January 1, 2018. In accordance with the foregoing, Banco de Galicia y Buenos Aires S.A.’s Board of Directors has become aware of the roadmap established by the Argentine Central Bank and has appointed a coordinator and an alternate coordinator, who shall be in charge of the compliance process. On March 20, 2015, it approved the Implementation Plan required by the regulations, which was submitted on March 27, 2015.

In compliance with the provisions of Communiqué “A” 5635, at the meeting held on September 27, 2016, Banco de Galicia y Buenos Aires S.A.’s Board of Directors approved the third report on the progress made during the six-month period from March 2016 to September 2016. On such date, Banco de Galicia y Buenos Aires S.A.’s Audit Committee approved the Special Internal Audit Report related to the Implementation Plan’s level of progress with regard to achieving compliance with the IFRS. At the meeting held on January 5, 2017, Banco de Galicia y Buenos Aires S.A.’s Board of Directors became aware of the quarterly report on the level of progress with regard to the implementation of the IFRS, as established in such communiqué.

Banco de Galicia y Buenos Aires S.A. has met the reporting requirements established by the Argentine Central Bank’s Communiqué “A” 5844, as supplemented.

As mentioned in the preceding paragraphs, the Company, together with the subsidiaries, began coordinating the tasks related to the compliance with the IFRS in order to meet effective regulations.

33. Subsequent events.

Grupo Financiero Galicia S.A.

On April 25, 2017 the Group’s shareholders held a shareholders’ meeting during which they approved the payment of dividends in cash in the amount of Ps. 240,000 which represents 18.4578% with regard to 1,300,265 in thousands class “A” and “B” shares with a face value of Ps. 1 each.

Compania Financiera Argentina

On January 12, 2017, the decision made by the shareholders of the Company, was to accept the offer to buy all the shares in Compañía Financiera Argentina S.A.(CFA) and in Cobranzas y Servicios S.A. such offer was made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. The closing of the transaction is subject to the prior compliance with the conditions set out in the offer, such as the Argentine Central Bank’s approval.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

The price offered is subject to certain adjustment variables, the effect of which may vary according to the time when the transaction is finally closed with its approval by the regulatory authorities. Notwithstanding the foregoing, the Group believe that the economic result of the transaction will not cause a significant impact on the Company’s shareholders’ equity.

Tarjetas del Mar S.A.

On March 31, 2017, Banco Galicia inform that Board of Directors approved the sale of its total stake in its subsidiary Tarjetas del Mar S.A. (“TDM”), that represents 58.8% of the total shares of said company, to Sociedad Anónima Importadora y Exportadora de la Patagonia. Additionally, CFA sold its entire stake in TDM, which represents 1.2% of the total shares of TDM to Engineer Federico Braun.

The entire price reached the amount of US$5 million and it was estimated that it will not have a significant impact on Banco Galicia´s shareholders equity.

It is worth to mention that Sociedad Anónima Importadora y Exportadora de la Patagonia already owned 40% of the total shares of TDM.

Tarjeta Naranja

On April 11, 2017 Tarjeta Naranja issued the Class XXXVII Peso Linked Negotiable Obligation for USD 250,000,000 with a final maturity of five years and accruing BADLAR + 3.50% (with a mínimum of 15%). This issuance will be payed in USD for a total amount of Ps.3,845,700 in three equal and anual installments, maturing in April 2020, 2021 and 2022.

Tarjetas Regionales S.A.

On April 20, 2017 Tarjetas Regionales S.A.’s shareholders held a shareholders’ meeting during which they approved the payment of dividends in cash in the amount of Ps.389,147 which represents 36.1065% with regard to 1,077,774 in thousands class “A” and “B” shares with a face value of Ps. 1 each.

Aguas Cordobesas S.A.

On April 12, 2017 the shareholders of the Bank accepted the offer to buy its investment in Aguas Cordobesas S.A. (ACSA), which comprises 3,250,000 shares Class “E”. Such offer was made by Benito Roggio e Hijos S.A. and amounted to Ps.48,000,000, of which Ps.38,335,000 have been already collected by the Bank and the remaining Ps.9,665,000 will be paid upon the receipt of the approval of the Province of Córdoba government.

34. Summary of Significant Differences between Argentine Central Bank Rules and United States Accounting Principles.

The following is a description of the significant differences between Argentine Banking GAAP and U.S. GAAP:

a. Income tax.

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and, therefore, income taxes for Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. are

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-banking subsidiaries have recognized a deferred tax asset as of December 31, 2016 and 2015.

In addition, the Group records as an asset the credit related with Minimum Presumed Income Tax amounting to Ps. 9,424 and Ps. 10,230 as of December 31, 2016 and 2015 respectively. The MPIT credit will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

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

Deferred tax assets (liabilities) are summarized as follows:

	December 31, 2016
	ASC 740-10 applied to Argentine GAAP balances		ASC 740-10 applied to U.S. GAAP adjustments		U.S. GAAP Deferred Tax total
Deferred tax assets
Allowance for loan losses – private sector		384,082		(2,311)		381,771
Intangible assets		—		324,233		324,233
Impairment of fixed assets and foreclosed assets		—		16,669		16,669
Liabilities		285,900		—		285,900
Others		(4,904)		26,719		21,815

Total gross deferred tax assets	Ps.	665,078	Ps.	365,310	Ps.	1,030,388

Deferred tax liabilities:
Investments		(148,529)		—		(148,529)
Others		(180,838)		—		(180,838)

Total gross deferred tax liabilities	Ps.	(329,367)	Ps.	—	Ps.	(329,367)

Net deferred income tax asset	Ps.	335,711	Ps.	365,310	Ps.	701,021

	December 31, 2015
	ASC 740-10 applied to Argentine GAAP balances		ASC 740-10 applied to U.S. GAAP adjustments		U.S. GAAP Deferred Tax total
Deferred tax assets
Allowance for loan losses – private sector		391,736		(8,330)		383,406
Intangible assets		—		249,366		249,366

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

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

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax, calculated on the basis of U.S. GAAP for the fiscal years ended December 31, 2016, 2015 and 2014:

	December 31,
	2016		2015		2014
Income before taxes and non - controlling interest	Ps.	9,815,581	Ps.	7,353,525	Ps.	5,605,970
Tax rate in forcé		35%		35%		35%
Result for the year at the tax rate		3,435,453		2,573,734		1,962,090
Permanent tax differences (*)		(59,968)		73,242		(71,929)

Income tax expense	Ps.	3,375,485	Ps.	2,646,976	Ps.	1,890,160

(*)	Includes permanent differences originated in operation of shares and non-taxable dividends.

According to the taxable income projections, the Group estimates that it is more likely than not that it will recover the temporary differences and the credit recorded regarding Presumed Minimum Income Tax (See note 2.14) with future taxable income. Therefore, no valuation allowance was provided against the deferred tax assets and presumed minimum income tax.

ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition for uncertain tax positions taken or expected to be taken in a tax return. As of December 31, 2016 and 2015, there were no uncertain tax positions.

The Group classifies income tax-related interest and penalties as income taxes in the financial statements.

The following table shows the tax years open for examination as of December 31, 2016, by major tax jurisdictions in which the Group operates:

Jurisdiction	Tax year
Argentina	2011 – 2016

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

b. Commissions on loans.

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs. In accordance with U.S. GAAP under ASC 310, loan origination fees net of certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2016 and 2015 amounted to Ps. (81,904) and Ps. (95,440), respectively.

c. Intangible assets.

Goodwill – Recognition and amortization

The following table summarizes the U.S. GAAP shareholders’ equity adjustments as of December 31, 2016 and 2015:

	December 31,
	2016		2015
Goodwill recognition (1)		(4,899)		(13,293)
Reversal of amortizations (2)		50,810		49,530

Total	Ps.	45,911	Ps.	36,237

(1)	Under Argentine Banking GAAP the Company recognized as goodwill the excess paid over book value in the acquisition of non-controlling interest of subsidiaries. Under U.S. GAAP such transactions were treated as equity transactions. Also, the amount includes goodwill recognized under Argentine Banking GAAP, which should be reversed for U.S. GAAP purposes.
(2)	Goodwill is amortized for Argentine Banking GAAP purposes. Under U.S. GAAP, according to ASC 350-20, since June 30, 2001, goodwill is no longer amortized. ASC 350 requires that goodwill should be reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and adjusted in case that impairment is detected. Goodwill amortization recorded under Argentine Banking GAAP has been reversed for U.S. GAAP purposes. During the years ended December 31, 2016 and 2015, no impairment was recorded.

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

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

In addition, the amortization of negative goodwill recorded under Argentine Banking GAAP has been reversed for U.S. GAAP purposes.

As of December 31, 2014, the Group has a balance of Ps. 49,562, related to the negative goodwill which has been reversed for U.S. GAAP purposes.

During fiscal year 2015, the Group has fully amortized the negative goodwill, consequently no shareholders’adjustment was recorded as of December 31, 2016.

Software costs

Under U.S. GAAP, ASC 350-40 defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only the second stage costs should be capitalized. Under Argentine Banking GAAP, the Bank capitalized costs relating to all three of the stages of software development.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2016 and 2015 is as follows:

	December 31,
	2016		2015
Capitalized cost expensed for U.S. GAAP purposes		(1,097,669)		(829,932)
Amortization adjustments		171,288		117,459

Total	Ps.	(926,381)	Ps.	(712,473)

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

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

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

a. Allowance for Credit Losses and Recorded Investments in Financial Receivables

The following table presents the allowance for loan losses and the related carrying amount of Financial Receivables for the years ended December 31, 2016 and 2015 respectively:

	As of December 31, 2016
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowances for loan losses:	Ps.		Ps.		Ps.
Beginning balance		3,412,993		184,930		3,597,923
Charge-offs		(1,935,065)		(189,729)		(2,124,794)
Recoveries		—		—		—
Foreign Exchange effect and other adjustments		—		—		—
Provision		3,185,658		198,358		3,384,016

Ending balance	Ps	4,663,586		193,559		4,857,145

Ending balance- individually evaluated for impairment		—		97,449		97,449
Ending balance- collectively evaluated for impairment		4,663,586		96,110		4,759,696

Financing receivables:
Ending balance		96,080,467		49,465,747		145,546,214

Ending balance: individually evaluated for impairment		—		212,036		212,036
Ending balance: collectively evaluated for impairment	Ps.	96,080,467		49,253,711		145,334,178

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

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

b. Loan Charge-offs and recoveries

Under Argentine Banking GAAP, recoveries on previously charged-off loans are recorded directly to income and the amount of charged-off loans in excess of amounts specifically allocated is recorded as a direct charge to the income statement. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value. Under U.S. GAAP, all charge off and recovery activity is recorded through the allowance for loan loss account. Further, loans are generally charged to the allowance account when all or part of the loan is considered uncollectible. In connection with loans in judicial proceedings, resolution through the judicial system may span several years. Loans in judicial proceedings, greater than three years as of December 31, 2016, 2015 and 2014, amounted to Ps.9,867, Ps. 11,373 and Ps. 2,649, respectively. Under U.S. GAAP these loans were completely provisioned. The Bank also classified loans, many of which are in judicial proceedings, which amounted to approximately Ps.852,971, Ps. 1,117,685 and Ps. 314,988 as of December 31, 2016, 2015 and 2014, respectively, as uncollectible, although the Bank may hold preferred guarantees. Therefore, the balance of loans and allowance for loan losses would be decreased by these amounts.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

The following table discloses the amounts of loans considered impaired in accordance with ASC 310, as of December 31, 2016 and 2015:

	As of December 31, 2016
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps	35,450	Ps	34,947	Ps	—

With an allowance recorded:
Commercial
Impaired Loans	Ps	176,586	Ps	148,694	Ps	97,449

Total	Ps	212,036	Ps	183,641	Ps	97,449

With an allowance recorded:
Consumer
Impaired Loans	Ps	3,724,255	Ps	3,359,564	Ps	2,602,842

Total	Ps	3,724,255	Ps	3,359,564	Ps	2,602,842

	As of December 31, 2015
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps	102,670	Ps	84,974	Ps	—

With an allowance recorded:
Commercial
Impaired Loans	Ps	260,860	Ps	228,778	Ps	159,358

Total	Ps	363,530	Ps	313,752	Ps	159,358

With an allowance recorded:
Consumer
Impaired Loans	Ps	2,426,308	Ps	2,364,794	Ps	2,414,689

Total	Ps	2,426,308	Ps	2,364,794	Ps	2,414,689

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

The average recorded investments for impaired loans were Ps.1,735,660 and Ps.1,397,794 for the years ended December 31, 2016 and 2015, respectively

The interest income recognized on impaired loans amounted to Ps.9,994, Ps. 6,576 and Ps.7,251 for the years ended December 31, 2016, 2015 and 2014, respectively.

d. Non-accrual Loans

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk” and “Uncollectible” and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency“and “Uncollectible”.

The following table represents the amounts of nonaccruals, segregated by class of loans, as of December 31, 2016 and 2015, respectively:

	As of December 31,
	2016		2015
Consumer
Advances	Ps	95,544	Ps	91,202
Promissory Notes		105,191		138,545
Mortgage Loans		14,997		14,195
Personal Loans		501,387		627,746
Credit Card Loans		2,858,308		1,501,308
Other Loans		18,905		26,166

Total Consumer	Ps	3,594,332	Ps	2,399,162

Commercial
Impaired Loans		184,639		259,006

Total Commercial	Ps	184,639	Ps	259,006

Total Non-accrual loans	Ps	3,778,971	Ps	2,658,168

An aging analysis of past due loans, segregated by class of loans, as of December 31, 2016 and 2015 is as follows:

	As of December 31, 2016
	30-90 Days Past Due	91-180 Days Past Due	181-360 Days Past Due	Greater than 360	Total Past Due	Current	Total Financing
Consumer
Advances	31,711	40,741	34,769	20,034	127,255	971,878	1,099,133
Promissory Notes	55,544	44,294	43,627	17,270	160,735	7,646,571	7,807,306
Mortgage Loans	4,910	2,551	11,313	1,134	19,908	663,514	683,422
Personal Loans	340,118	211,806	208,683	80,898	841,505	12,449,464	13,290,969

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

Credit Card Loans	1,587,369	1,085,669	1,308,449	464,190	4,445,677	67,571,390	72,017,067
Other Loans	7,524	6,806	7,955	4,144	26,429	1,156,141	1,182,570

Total Consumer Loans	2,027,176	1,391,867	1,614,796	587,670	5,621,509	90,458,958	96,080,467

Commercial:
Performing Loans	—	—	—	—	—	49,253,711	49,253,711
Impaired loans	5,726	15,415	84,396	88,063	193,600	18,436	212,036	(1)

Total Commercial Loans	5,726	15,415	84,396	88,063	193,600	49,272,147	49,465,747

Total	2,032,902	1,407,282	1,699,193	675,733	5,815,109	139,731,105	145,546,214

	As of December 31, 2015
	30-90 Days Past Due	91-180 Days Past Due	181-360 Days Past Due	Greater than 360	Total Past Due	Current	Total Financing
Consumer
Advances	20,948	19,332	39,269	32,601	112,150	752,192	864,342
Promissory Notes	21,276	36,538	60,785	41,223	159,822	4,981,632	5,141,453
Mortgage Loans	2,366	2,687	3,436	8,071	16,560	476,669	493,230
Personal Loans	239,721	159,167	238,348	230,231	867,467	10,131,545	10,999,012
Credit Card Loans	785,900	408,891	630,585	461,832	2,287,208	48,981,340	51,268,548
Other Loans	11,694	5,015	6,100	15,051	37,860	712,961	750,821

Total Consumer Loans	1,081,905	631,630	978,523	789,009	3,481,067	66,036,339	69,517,406

Commercial:
Performing Loans	—	—	—	—	—	35,164,268	35,164,268
Impaired loans	8,937	—	137,170	195,313	341,420	22,109	363,529	(1)

Total Commercial Loans	8,937	—	137,170	195,313	341,420	35,186,377	35,527,797

Total	1,090,842	631,630	1,115,693	984,322	3,822,487	101,222,716	105,045,203

(1)	Includes Ps.184,639 and Ps. 259,006 of non-accruing loans as of December 31, 2016 and 2015.

e. Credit Quality Indicators

The following tables contain the loan portfolio classification by credit quality indicator set forth by the Argentine Central Bank,

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

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

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

Credit quality indicators for the consumer portfolio are reviewed on a monthly basis.

The following tables show the loan balances categorized by credit quality indicators for the years ended December 31, 2016 and 2015:

	As of December 31, 2016
	“1”	“2”	“3”	“4”	“5”
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	971,878	31,711	40,741	34,769	20,034	1,099,133
Promissory Notes	7,646,571	55,544	44,294	43,627	17,270	7,807,306
Mortgage Loans	663,514	4,910	2,551	11,313	1,134	683,422
Personal Loans	12,449,464	340,118	211,806	208,683	80,898	13,290,969
Credit Card Loans	67,571,390	1,587,369	1,085,669	1,308,449	464,190	72,017,067
Other Loans	1,156,141	7,524	6,806	7,955	4,144	1,182,570

Total Consumer Loans	90,458,958	2,027,176	1,391,867	1,614,796	587,670	96,080,467
Commercial:
Performing loans	49,164,572	89,139	—	—	—	49,253,711
Impaired loans	—	27,397	75,468	92,283	16,888	212,036

Total Commercial Loans	49,164,572	116,536	75,468	92,283	16,888	49,465,747

Total Financing Receivables	139,623,530	2,143,712	1,467,335	1,707,079	604,558	145,546,214

	As of December 31, 2015
	“1”	“2”	“3”	“4”	“5”
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	752,192	20,948	19,332	39,269	32,601	864,342
Promissory Notes	4,981,632	21,276	36,538	60,785	41,223	5,141,453
Mortgage Loans	476,669	2,366	2,687	3,436	8,071	493,230
Personal Loans	10,131,545	239,721	159,167	238,348	230,231	10,999,012
Credit Card Loans	48,981,340	785,900	408,891	630,585	461,832	51,268,548
Other Loans	712,961	11,694	5,015	6,100	15,051	750,821

Total Consumer Loans	66,036,339	1,081,905	631,630	978,523	789,009	69,517,406

Commercial:
Performing loans	35,025,369	138,899	—	—	—	35,164,268
Impaired loans	—	104,523	95,826	62,600	100,580	363,529

Total Commercial Loans	35,025,369	243,422	95,826	62,600	100,580	35,527,797

Total Financing Receivables	101,061,708	1,325,327	727,456	1,041,123	889,589	105,045,203

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

Loans are considered non-accrual when they are categorized by credit quality as “with problems” or “medium risk” or worse.

Loans past due 90 days or more and still accruing amounted Ps. 118,788 and Ps. 183,401 as of December 31, 2016 and 2015.

As of December 31, 2016 and 2015, the total shareholders’ equity adjustment for loan impairment-private sector was as follows:

	Argentine Banking GAAP	U.S. GAAP	Adjustment
December 31, 2015	Ps.3,621,722	Ps.3,597,923	Ps.23,799

Variances	1,144,578	1,161,773	(17,195)

December 31, 2016	Ps.4,766,300	Ps.4,759,696	Ps.6,604

f. Trouble Debt Restructuring disclosures

Restructured loan is considered a TDR if the debtor is experiencing financial difficulties and the Bank grants a concession to the debtor that would not otherwise be considered. Concessions granted could include but it not necessary limited to: reduction in interest rate to rates that are considered below market, extension of repayment schedules and maturity dates beyond original contractual terms.

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

The following tables present for the periods ended as of December 31, 2016 and 2015, the financing receivables modified as troubled debt restructurings in 2016 and 2015:

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	2016
	Number of Loans	Investment recorded	Allowances
Commercial
Performing loans	3	26,118	1,074
Impaired loans	—	—	—

Total Commercial	3	26,118	1,074

Consumer
Advances	17	829	401
Promissory Notes	540	120,816	10,424
Mortgage Loans	1	689	—
Personal Loans	24,960	813,993	40,382
Credit Cards Loans	358,016	4,595,717	449,462
Other Loans	99	90,419	161

Total Consumer	383,633	5,622,463	500,830

TOTAL	383,636	5,648,581	501,904

	2015
	Number of Loans	Investment recorded	Allowances
Commercial
Performing loans	1	4,007	141
Impaired loans	6	51,053	48,929

Total Commercial	7	55,060	49,070

Consumer
Advances	315	14,373	3,874
Promissory Notes	495	76,917	14,893
Mortgage Loans	12	5,808	1,030
Personal Loans	41,600	590,966	83,306
Credit Cards Loans	422,462	2,430,735	852,328
Other Loans	4	3,649	1,137

Total Consumer	464,888	3,122,448	956,568

TOTAL	464,895	3,177,508	1,005,638

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

The following tables present for the periods ended as of December 31, 2016 and 2015, the financing receivables modified as troubled debt restructurings within the previous twelve months and for which there was a payment default during the year:

	2016
	Number of Loans	Investment recorded	Allowances
Commercial
Performing loans	—	—	—
Impaired loans	6	50,588	50,588

Total Commercial	6	50,588	50,588

Consumer
Advances	281	14,236	—
Promissory Notes	185	28,132	6,630
Mortgage Loans	5	4,528	1,071
Personal Loans	11,765	184,028	18,995
Credit Cards Loans	57,533	549,184	378,837
Other Loans	1	588	—

Total Consumer	69,770	780,696	405,533

TOTAL	69,776	831,284	456,121

	2015
	Number of Loans	Investment recorded	Allowances
Commercial
Performing loans	1	4,007	141
Impaired loans	5	47,377	47,222

Total Commercial	6	51,384	47,363

Consumer
Advances	281	14,236	3,874
Promissory Notes	233	31,891	10,261
Mortgage Loans	6	2,638	297
Personal Loans	17,662	215,909	62,706
Credit Cards Loans	60,585	348,482	263,104
Other Loans	2	1,044	186

Total Consumer	78,769	614,200	340,428

TOTAL	78,775	665,584	387,791

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

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

During 2014, the Group sold its holding of Bonar 2015 bonds subscribed through exchange.

(ii) Other investments

The following table summarizes the U.S. GAAP adjustment related to other investments, as of December 31, 2016 and 2015:

	2016			2015
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Shareholders’s Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Shareholders’s Equity Adjustment
	(in thousands of Ps.)
Government securities and securities issued by the Argentine Central Bank	9,701,406	9,707,440	6,034	6,864,527	6,884,724	20,197
Others	23,360	25,288	1,928	22,190	21,869	(321)

Total	9,724,766	9,732,728	7,962	6,886,717	6,906,593	19,876

Government securities and securities issued by the Argentine Central Bank

As of December 31, 2016 and 2015 under Argentine Banking GAAP the Group holds government securities which are classified under the caption “Holdings Recorded at their Acquisition Cost plus the I.R.R”. The Group also holds

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

some securities issued by the Argentine Central Bank, classified under the caption “Securities issued by the Argentine Central Bank”, which are recorded at their cost plus I.R.R. as they have not been included in the information about volatilities or present values issued by the Argentine Central Bank.

For U.S. GAAP purposes, these securities were classified as trading and accounted for at its fair value with changes recorded in the income statement. As of December 31, 2015 those securities issued by the Argentine Central Bank held by Tarjetas Regionales and its subsidiaries Tarjeta Naranja and Tarjetas Cuyanas, were considered as Held-to-maturity securities and therefore accounted for at their amortized cost.

Others

Under Argentine Banking GAAP, certain loans that the Group had in its portfolio were transferred to Saturno Trust. In exchange for the loans transferred, the Group received all the participation certificates, which were accounted for at cost. According to this criterion, as of December 31, 2016 and 2015 Saturno Trust was recorded under caption “Other Receivables from Financial Brokerage” for an amount of Ps. 23,360 and Ps. 22,190, respectively.

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

Grupo Galicia’s assets and liabilities would be increased by approximately Ps. 22,882,600, Ps.17,847,540 and Ps. 13,066,131 applying U.S. GAAP at December 31, 2016, 2015 and 2014, respectively.

g. Securitizations.

The following table summarizes the adjustment for U.S. GAAP purposes related to securitization transactions as of December 31, 2016 and 2015:

	2016			2015
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’s Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’s Equity Adjustment
	(in thousands of Ps,)
Galtrust I	504,874	540,858	35,984	685,915	714,672	28,757

Total	504,874	540,858	35,984	685,915	714,672	28,757

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

Under Argentine Banking GAAP, this transaction was accounted for as sales and the participation certificates retained by the Bank are recorded at the present value of cash flows discounted by the I.R.R. of instruments with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual is recorded in an asset offset account. The participation certificates are recorded under Argentine Central Bank rules in the caption “Other Receivables from Financial Brokerage”, and its balance as of December 31, 2016 and 2015, was Ps. 504,874 and Ps. 685,915, respectively.

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

Additional information required by U.S. GAAP

The table below presents the aggregated assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

	December 31,
	2016		2015
Cash and due from banks	Ps.	36,083	Ps.	27,414
Government securities and Promissory Notes		468,890		658,507
Loans		19,104		16,057
Investments		5,181		—
Other assets		563		6,611

Total Assets	Ps.	529,821	Ps.	708,589

Participation Certificates		528,234		708,105
Other liabilities		1,587		484

Total Liabilities	Ps.	529,821	Ps.	708,589

The Group’s maximum loss exposure, which amounted to Ps. 529,821 and Ps. 708,589 as of December 31, 2016 and 2015, respectively, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Group’s balance sheet.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

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

The Group’s assets and liabilities would be increased by approximately Ps.586,180, Ps. 898,559 and Ps. 103,515, had U.S. GAAP been applied as of December 31, 2016, 2015 and 2014 , respectively.

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

In 2016 and 2015, no additional impairment was recorded in real estate properties and foreclosed assets.

The Argentine Banking GAAP depreciation for 2016 and 2015 of the assets impaired in 2002 has been reversed for U.S. GAAP purposes.

Therefore, the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2016 and 2015 amounted to Ps. (47,625) and Ps. (49,020), respectively.

j. Equity investments in other companies

Under Argentine Banking GAAP, the equity investments in companies where significant influence exists are accounted for under the equity method. The remaining investments have been accounted for under the cost method, taking their equity method value as a limit in book value.

For U.S. GAAP purposes, under ASC 323, Investments – Equity Method and Joint Ventures, the Group should determine if any factors are present that might indicate the fair value of the investment has been negatively impacted during the fiscal year. If it is determined that the fair value of an investment is less than the related company’s value, an impairment of the investment must be recognized.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

As of December 31, 2016 and 2015, the group concluded that the carrying amount of certain investments would not be recoverable and therefore an impairment loss was recorded for U.S. GAAP purposes. Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2016 and 2015 amounted to Ps. (14,365) and Ps. (14,365), respectively.

k. Financial Guarantees

Other Financial Guarantees.

During 2016 and 2015, the Company entered into different agreements to guarantee lines of credit of selected customers amounting to Ps.2,938,494 and Ps. 1,231,351, respectively. As of December 31, 2016 and 2015, guarantees granted by the Bank amounted to Ps.707,730 and Ps.367,760, respectively.

Under Argentine Banking GAAP the guarantees are recorded in memorandum accounts. As of December 31, 2016 and 2015, for U.S. GAAP purposes the Bank recognized a liability for the fair value of the obligations assumed at its inception in accordance with the requirements of ASC 460. Such liabilities are being amortized over the expected term of the guarantee. As of December 31, 2016 and 2015, the fair value of the guarantees less the estimated proceeds from collateral amounted to Ps. (469) and Ps. (1,295) respectively

As of December 31, 2016 and 2015, the Group maintained the following guarantees:

	2016
	Maximum Potential Payments (*)		Estimated Proceeds From colateral Recourse		U.S. GAAP Adjustment
Financial guarantees		707,730		134,619		(469)

	Ps.	707,730	Ps.	134,619	Ps.	(469)

	2015
	Maximum Potential Payments (*)		Estimated Proceeds From collateral Recourse		U.S. GAAP Adjustment
Financial guarantees		367,760		45,521		(1,295)

	Ps	367,760	Ps.	45,521	Ps.	(1,295)

(*)	The maximum potential payments represent a “worse-case scenario”, and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company´s payments under guarantees.

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

For the years ended December 31, 2016, 2015 and 2014

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

For U.S. GAAP purposes, the restructuring is accounted for in each of two steps. The first step of the restructuring required the holders of the Group’s debt to exchange its old debt for new debt in two tranches. Pursuant to “Determining Whether a Debtor’s Modification or Exchange of Debt Instruments is within the scope of ASC 470), the Group did not receive any concession from the holders of the debt and therefore, the first step restructuring was not considered a trouble debt restructuring. Pursuant to “Debtors Accounting for a Modification or Exchange of Debt Instruments” ASC 470-50, the first step of the restructuring was accounted for as a modification of the old debt and therefore the Group did not recognize any gain or loss. The second step of the restructuring offers the holders of the Group’s debt issued in the first step explained above to exchange it for new securities including cash, Boden 2012 Bonds and equity shares of the Group. Pursuant to U.S. GAAP this second step, the restructuring was accounted for in accordance with “Accounting by Debtors and Creditors for Trouble Debt Restructurings” ASC 310-40, as a partial settlement of the debt through the transfer of certain assets and equity at its fair value. After deducting the considerations used to repay the debt, ASC 310-40 requires the comparison of the future cash outflows of the restructured debt and the carrying of the debt at the restructuring date.

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

Shareholders’ Equity adjustments between Argentine Banking GAAP and U.S. GAAP as of December 31, 2015 amounted to Ps. (69,216).

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

During 2016, the Group have paid in advance the Subordinated Negotiable Obligation, which was originally scheduled to be paid in 2019. Consequently no shareholders’ equity adjustment was recorded as of December 31, 2016.

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

The corresponding net adjustment in shareholders’ equity under U.S. GAAP is included under the caption “Government securities and other investments” as of December 31, 2016, 2015 and 2014.

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

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

c) Securitizations

As of December 31, 2016 and 2015 the caption includes the consolidated assets of Galtrust I. The fair value was determined by using the fair value of the underlying assets (Bogar bonds). Therefore, these are classified within level 1 of the valuation hierarchy.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

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

Items measured at fair value on a recurring basis

The following table presents the financial instruments carried at fair value as of December 31, 2016 and 2015, for U.S. GAAP purposes by ASC 820-10 valuation hierarchy (as described above).

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

Balances as of December 31, 2016	Total carrying value		Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS
a) Government securities and other investments
a.1) Holdings recorded at fair value
Government Securities recorded at Fair Value	Ps.	5,162,720	3,797,816	1,070,472	294,432
a.2) Securities issued by Argentine Central Bank	Ps.	8,543,984	8,543,984	—	—
a.3) Other Investments (*)	Ps.	25,288	—	—	25,288
b.1) Securities receivable under spot and forward purchases to be settled and under repo transactions	Ps.	3,306,022	3,244,464	29,152	32,406
c) Securitizations		504,874	504,874	—	—
Galtrust I (**)	Ps.
d) Derivatives financial instruments	Ps.	111,287	111,287	—	—

TOTAL ASSETS AT FAIR VALUE	Ps.	17,654,175	16,202,425	1,099,624	352,126

LIABILITIES
e) Securities to be delivered under spot and forward sales to be settled and under repo transactions	Ps.	(716,979)	(674,055)	(29,152)	(13,772)
f) Derivatives financial instruments	Ps.	(141,013)	(141,013)	—

TOTAL LIABILITIES AT FAIR VALUE	Ps.	(857,992)	(815,068)	(29,152)	(13,772)

(*)	This amount is related to the fair value of participation certificates of Saturno Trust.
(**)	The Ps. 504,874 corresponds to the fair value of the Bogar Bonds recorded as an asset in Galtrust I.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

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

Changes in level 3 fair value measurements

The table below includes a roll forward of the balance sheet amounts as of December 31, 2016, 2015 and 2014 (including the change in fair value) for financial instruments classified by the Group within Level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	Other investments		Securities issued by Argentine Central Bank and government securities		Securities receivable under spot and forward purchases to be settled and under repo transactions		Securities to be delivered under spot and forward sales to be settled and under repo transactions		Total Fair Value Measurements
Fair value, December 31, 2014	Ps.	18,158	Ps.	—	Ps.	—	Ps.	—	18,158
Included in earnings		3,711		1,342,704		—		—	1,346,415

Fair value, December 31, 2015	Ps.	21,869	Ps.	1,342,704	Ps.	—	Ps.	—	1,364,573
Included in earnings		3,419		—		—		—	3,419
Purchases		—		294,432		32,406		(13,772)	313,066
Settlements		—		(1,342,704)		—		—	(1,342,704)

Fair value, December 31, 2016	Ps.	25,288	Ps.	294,432	Ps.	32,406	Ps.	(13,772)	338,354

The table below summarizes gains and losses due to changes in fair value, recorded in earnings for level 3 assets and liabilities during the years 2016, 2015 and 2014:

	Total Fair Value Measurements
Balances as of December 31,	2016		2015		2014
Classification of gains and losses included in earnings :
Financial Income	Ps.	(1,026,219)	Ps.	1,346,415	Ps.	1,409

Total	Ps.	(1,026,219)	Ps.	1,346,415	Ps.	1,409

The Group records transfers between levels assuming the transfer occurs at the end of the period. The Group did not transfer any assets or liabilities between Levels 1 and 2 of the fair value hierarchy during 2015 and 2016.

In addition, the Group is required, on a nonrecurring basis, to adjust the carrying value of certain assets or provide valuation allowances related to certain assets using fair value measurements in accordance with GAAP. Loans are generally not recorded at fair value on a recurring basis. Periodically, the Group records nonrecurring adjustments for including certain impairment amounts for impaired loans calculated in accordance with ASC 310-10 when establishing the allowance for loan losses. Estimates of fair value used for impaired loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. The valuation technique used to obtain the fair value was an income approach using discounted cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. No changes in the valuation technique took place during the year. Loans subject to nonrecurring fair value measurement were Ps.114,587 and Ps. 204,171 as of December 31, 2016 and 2015 classified as Level 3.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

q. CFA—Discontinued operations

The board of directors of one of the main subsidiaries of the Group, Banco de Galicia y Buenos Aires, approved the sale of a major business line, which consists of one component under ASC 205-20-20, during the last quarter of 2016. The business line to be sold represents one of the Group’s five reportable segments “CFA Personal Loans”. The Bank announced the disposal plan to investors on January 12, 2017, however the decision was made prior to that date. The component represents a strategic shift that will have a major effect on the Group operations and financial results, as such, the component is classified as discontinued operation in accordance with the criteria in ASC 205-20-45-1C. Based on the held-for-sale criteria in ASC 360-10-45-9, the component was classified as held-for-sale at December 31, 2016.

The closing of the transaction is subject to the prior compliance of the conditions set out in the offer, such as the Argentine Central Bank’s approval.

The price offered is subject to certain adjustment variables, the effect of which may vary according to the time when the transaction is finally closed with its approval by the regulatory authorities. Notwithstanding the foregoing, the Group believe that the economic result of the transaction will not cause a significant impact on the shareholders’ equity.

Additional disclosures required by ASC 205-20-45-10 and 205-20-50-5B:

	December 31,
	2016		2015		2014
CFA Personal Loans – discontinued operation:
Cash	Ps.	395,513	Ps.	346,791	Ps.	319,663
Government and corporate securities		16,776		46,219		313,032
Loans		4,697,314		2,714,379		2,333,228
Others		711,463		658,951		596,637
Total assets		5,821,066		3,766,340		3,562,560
Deposits		1,412,974		616,525		1,157,762
Other liabilities resulting from financial brokerage		2,900,235		1,554,174		1,244,976
Others		389,251		335,160		207,779
Total liabilities		4,702,460		2,505,859		2,610,517
Financial Income	Ps.	2,268,786	Ps.	1,855,358	Ps.	1,800,734
Financial Expenditures		800,285		599,905		694,541
Provision for Loan Losses		358,764		227,771		408,234
Administrative Expenses		1,232,194		930,407		767,615
Others		482,151		290,713		145,881
Net income from operations of discontinued Component CFA before Income tax		359,694		387,988		76,225
Income Tax		180,363		168,041		65,163
Net income on discontinued operations		179,331		219,947		11,062
Eliminations with the parent company and its subsidiaries		133,618		21,370		279,040
Net income after eliminations on discontinued operations		312,949		241,317		290,102

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

r. New authoritative pronouncements

During 2016, the FASB has issued Accounting Standards Updates. Those updates applicable for the Group are mentioned below:

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

The Group considers this ASU will not have any significant effect in the US GAAP disclosures and financial information.

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

The Group considers this ASU will not have any significant effect in the US GAAP disclosures and financial information.

ASU 2016-13

In June 2016, the FASB issued Accounting Standard Update 2016-13 – Financial instruments – Credit losses (Topic 326): Measurement of credit losses on financial instruments. This new accounting guidance will require the earlier recognition of credit losses on loans and other financial instruments based on an expected loss model, replacing the incurred loss model that is currently in use. Under the new guidance, an entity will measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The expected loss model will apply to loans and leases, unfunded ending commitments, held-to-maturity (HTM) debt securities and other debt instruments measured at amortized cost. The impairment model for AFS debt securities will require the recognition of credit losses through a valuation allowance when fair value is less than amortized cost, regardless of whether the impairment is considered to be other-than-temporary. The new guidance is effective on January 1, 2020, with early adoption permitted on January 1, 2019. The Group is in the process of identifying and implementing required changes to loan loss estimation models and processes and evaluating the impact of this new accounting guidance, which at the date of adoption is expected to increase the allowance for credit losses with a resulting negative adjustment to retained earnings.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

ASU 2016-15 and ASU 2016-18

In August 2016 and November 2016, the FASB issued Accounting Standard Update 2016-15 -“Statement of cash flows (Topic 230): Classification of certain cash receipts and cash payments” and Accounting Standard Update 2016-18 “Statement of cash flows (Topic 230): Restricted cash” that addresses classification of certain cash receipts and cash payments, including changes in restricted cash, in the statement of cash flows. This new accounting guidance will result in some changes in classification in the Consolidated Statement of Cash Flows, which the Group does not expect will be significant, and will not have any impact on its consolidated financial position or results of operations. The new guidance is effective on January 1, 2018, on a retrospective basis, with early adoption permitted.

ASU 2014-09

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017 and the Group plans to adopt this standard on the effective date. The Group has been assessing this ASU and the preliminary findings is that the new pronouncement will not have a significant impact on the consolidated financial statements as the majority of our business transactions will not be subject to this pronouncement

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

s. Consolidated net income

	December 31,
	2016		2015		2014
Net income as stated	Ps.	6,017,877	Ps.	4,338,397	Ps.	3,337,790
Loan origination fees and costs (Note 34 b.)		13,536		(28,113)		96,883
Intangible assets:
Goodwill recognition and amortization (Note 34 c.)		9,674		9,674		7,767
Negative goodwill (Note 34 c.)		—		(49,562)		(99,123)
Software cost (Note 34 c.)		(213,908)		(206,387)		(129,978)
Equity investments in other companies – Impairment (Note 34 j.)		—		—		6,740
Sale of non-controlling interest (Note 34 n.)		—		—		2,490
Loan impairment – Private sector (Note 34 d.e.)		(17,195)		1,587		10,776
Securitizations (Note 34 g.)		192,614		106,511		(22,973)
Government Securities and other investments:
Bonar 2015 Bonds ( Note 34 e. (i))		—		—		195,543
Other investments (Note 34 e. (ii))		(14,163)		27,633		(625)
Amortization of real estate properties and foreclosed assets previously impaired under U.S. GAAP (Note 34 i.)		1,395		1,395		1,395
Recognition for the fair value of obligations assumed under financial guarantees issued (Note 34 k.)		826		(191)		(275)
Foreign Debt restructuring (Note 34 m.)		69,216		(13,401)		(22,622)
Deferred Income tax (Note 34 a.)		(22,944)		154,448		102,112
Non-controlling interest (Note 34 l.)		403,168		364,558		229,910

Net income in accordance with U.S. GAAP	Ps.	6,440,096	Ps.	4,706,549	Ps.	3,715,810

Less Net (Income) attributable to the Non-controlling Interest (Note 34 l.)		(403,168)		(370,980)		(211,847)

Net Income attributable to Parent Company in accordance with U.S. GAAP	Ps.	6,036,928	Ps.	4,335,569	Ps.	3,503,963

Average number of basic shares outstanding (in thousands) (Note 21)		1,300,265		1,300,265		1,300,265

Basic and diluted EPS		4.643		3.334		2.695

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

t. Consolidated shareholders’ equity

	December 31,
	2016		2015
Shareholders’ equity as stated	Ps.	20,352,698	Ps.	14,484,821
Loan origination fees and costs (Note 34 b.)		(81,904)		(95,440)
Intangible assets:
Goodwill recognition and amortization (Note 34 c.)		45,911		36,237
Negative Goodwill (Note 34 c.)		—		—
Software Cost (Note 34 c.)		(926,381)		(712,473)
Equity investments in other companies – Impairment (Note 34 j.)		(14,365)		(14,365)
Loan impairment – Private sector (Note 34 d.e.)		6,604		23,799
Government securities and other investments:
Bonar 2015 Bonds (Note 34 e. (i))		—		—
Other Investments (Note 34 e. (ii))		7,962		19,876
Securitizations (Note 34 g.)		35,984		28,757
Impairment of real estate properties and foreclosed assets (Note 34 i.)		(67,155)		(67,155)
Amortization of real estate properties and foreclosed assets previously impaired under U.S. GAAP (Note 34 i.)		19,530		18,135
Deferred Income tax (Note 34 a.)		701,021		723,965
Recognition for the fair value of obligations assumed under financial guarantees issued (Note 34 k.)		(469)		(1,295)
Foreign debt restructuring (Note 34 m.)		—		(69,216)
Non-controlling interest (Note 34 l.)		1,462,189		1,107,315

Consolidated shareholders’ equity in accordance with U.S. GAAP	Ps.	21,541,625	Ps.	15,482,961

Non-controlling Interest (Note 34 l.)		(1,455,009)		(1,100,135)

Consolidated Parent Company Shareholders Equity in accordance with U.S. GAAP	Ps.	20,086,616	Ps.	14,382,826

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

Roll forward analysis of parent company shareholders’ equity under U.S. GAAP at December 31, 2016, 2015 and 2014:

	Capital		Paid		Adjustments to Shareholders’		Profit reserves				Other Comprehensive		(Accumulated deficit) / Retained		Consolidated Shareholders’ Equity (Parent
	Stock		in Capital		Equity		Legal		Other		Income (loss)		Earnings		Company)
Balance at December 31, 2013	Ps.	1,300,265	Ps.	219,596	Ps.	294,254	Ps.	200,065	Ps.	3,125,519	Ps.	707,455	Ps.	1,096,868	Ps.	6,944,022

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 29, 2014
Legal Reserve		—		—		—		91,183		—		—		(91,183)		—
Discretionary Reserve										1,693,875		—		(1,693,875)		—
Cash Dividends		—		—		—		—		—		—		(38,595)		(38,595)
Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		(144,211)		—		(144,211)
Acquisition of non-controlling interest		—		(30,264)		—		—		—		—		10,756		(19,508)
Sale of non-controlling interest		—		(2,490)		—		—		—		—		—		(2,490)
Net Income in accordance with U.S. GAAP		—		—		—		—		—		—		3,503,963		3,503,963

Balance at December 31, 2014	Ps.	1,300,265	Ps.	186,842	Ps.	294,254	Ps.	291,248	Ps.	4,819,394	Ps.	563,244	Ps.	2,787,934	Ps.	10,243,181

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 29, 2015
Legal Reserve		—		—		—		24,432		—		—		(24,432)		—
Discretionary Reserve		—		—				—		3,213,358		—		(3,213,358)		—
Cash Dividends		—		—		—		—		—		—		(100,000)		(100,000)
Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		(95,924)		—		(95,924)
Acquisition of non-controlling interest		—		—		—		—		—		—		—		—
Sale of non-controlling interest		—		—		—		—		—		—		—		—
Net Income in accordance with U.S. GAAP		—		—		—		—		—		—		4,335,569		4,335,569

Balance at December 31, 2015	Ps.	1,300,265	Ps.	186,842	Ps.	294,254	Ps.	315,680	Ps.	8,032,752	Ps.	467,320	Ps.	3,785,713	Ps.	14,382,826

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 26, 2016
Legal Reserve		—		—		—		—		—
Discretionary Reserve		—		—		—		—		4,188,397		—		(4,188,397)		—
Cash Dividends		—		—		—		—		—		—		(150,000)		(150,000)
Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		(183,138)				(183,138)
Acquisition of non-controlling interest		—		—		—		—		—		—
Sale of non-controlling interest		—		—		—		—		—		—
Net Income in accordance with U.S. GAAP		—		—		—		—		—		—		6,036,928		6,036,928

Balance at December 31, 2016	Ps.	1,300,265	Ps.	186,842	Ps.	294,254	Ps.	315,680	Ps.	12,221,149	Ps.	284,182	Ps.	5,481,244	Ps.	20,086,616

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

u. Comprehensive income

“Reporting Comprehensive Income” ASC 220, establishes standards for reporting and the display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and all transactions, and other events and circumstances from non-owner sources.

The following disclosure presents the Comprehensive Income according to ASC 220, for the fiscal years ended December 31, 2016, 2015 and 2014:

	December 31,
	2016	2015	2014
Income Statement
Financial Income	Ps. 34,548,635	Ps. 24,252,116	Ps. 18,166,003
Financial Expenditures	19,410,376	12,826,259	9,662,588
Net Financial Income	15,138,259	11,425,857	8,503,415
Provision for Loan Losses	3,191,744	1,984,882	1,992,240
Income from Services	15,595,439	11,173,746	8,301,243
Expenditures from Services	5,020,382	3,560,375	2,553,875
Administrative Expenses	16,687,709	12,220,641	8,643,829
Net Income from Financial Brokerage	5,833,863	4,833,705	3,614,714
Income from Insurance activities	2,368,518	1,735,920	1,192,809
Miscellaneous Income	1,564,444	953,089	775,895
Miscellaneous Losses	444,556	578,547	332,713
Net Income from continuing operations before Income tax	9,322,269	6,944,167	5,250,705
Income Tax	3,195,122	2,478,935	1,824,997

Net income from continuing operations	6,127,147	4,465,232	3,425,708
Discontinued Operations:
Net Income from operations of discontinued component “CFA-Personal Loans” before income tax	493,312	409,358	355,265
Income tax	180,363	168,041	65,163

Net income from discontinued operations.	312,949	241,317	290,102

Net income under U.S. GAAP	6,440,096	4,706,549	3,715,810

Less Net (Income) attributable to the Non-controlling Interest	(403,168)	(370,980)	(211,847)

Net Income attributable to Parent Company	6,036,928	4,335,569	3,503,963

Net income under U.S. GAAP	6,440,096	4,706,549	3,715,810
Other comprehensive income / (loss)	(183,138)	(95,926)	(144,211)

Comprehensive income	6,256,958	4,610,623	3,571,599

Net Income attributable to parent Company	6,036,928	4,335,569	3,503,963
Other comprehensive income / (loss) attributable to parent Company	(183,138)	(95,924)	(144,211)

Comprehensive income attributable to parent Company	5,853,790	4,239,645	3,359,752

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

Net income under U.S. GAAP per common share – basic and diluted Continuing operations	4.40	3.15	2.47
Discontinued operations	0.24	0.19	0.22
Net income per share	4.64	3.34	2.69

Accumulated non-owner changes in equity (accumulated other comprehensive income) as of December 31, 2016, 2015 and 2014 were as follows:

	December 31,
	2016		2015		2014
Galtrust I		284,182		467,320		563,244

Accumulated other comprehensive income	Ps.	284,182	Ps.	467,320	Ps.	563,244

Less, accumulated other comprehensive income attributable to the Non-controlling interest		—		—		—

Net accumulated other comprehensive income attributable to Parent Company	Ps.	284,182	Ps.	467,320	Ps.	563,244

There were no available for sale securities with a continuous loss position of 12 months or more. There are no unrealized losses on investments as of December 31, 2016 and 2015.

Additional disclosures required by ASU No. 2013-02 are presented in the table below:

	Galtrust I	Total
Beginning Balance	467,320	467,320

Other comprenhensive loss of the year, net	(183,138)	(183,138)

Ending balance	284,182	284,182

OCI components	Amount reclassified from accumulated other comprehensive income	Affected Line Item in the Statement where Net income is presented
Galtrust I	(183,138)	Financial Income
Total	(183,138)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

v. Consolidated cash flows

ASC 230 “Statement of Cash Flows” provides guidance for the reporting of cash flows within Operating, Investing and Financing categories. For U.S. GAAP purposes the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less, including cash and cash equivalents corresponding to financial trusts consolidated in accordance with Note 34.h.

	For the year ended December 31,
	2016		2015		2014
Cash		60,770,737		30,487,872		16,639,542
Cash equivalents		11,907,640		12,081,059		6,021,093

Cash and cash equivalents as shown in the statement of cash flows under Argentine Banking GAAP	Ps.	72,678,377	Ps.	42,568,931	Ps.	22,660,635

Cash and cash equivalents corresponding to financial trusts		—		—		3,551
Cash and Cash equivalents corresponding to discontinued operations		409,288		406,334		393,380

Cash and cash equivalents in the Statement of Cash Flows under US GAAP	Ps.	73,087,665	Ps.	42,975,265	Ps.	23,057,566

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

The following table presents the reconciliation of the condensed consolidated statements of cash flows under Argentine Banking GAAP and US GAAP:

	For the year ended December 31,
	2016		2015		2014
Reconciliation of cash flows under Argentine Banking GAAP and US GAAP
Cash flow provided by operating activities under Argentine Banking GAAP	Ps.	25,013,196	Ps.	15,624,973	Ps.	7,514,940

Operations Discontinued		(359,745)		145,851		459,304

Net Cash flow provided by operating activities under Argentine Banking GAAP		25,372,941		15,479,122		7,055,636

Loans, available for sale securities, deposits at the Argentine Central Bank and organization and development expenses reclassified to investing activities		40,452,316		32,587,978		12,100,826
Deposits and repo transactions reclassified to financing activities		(48,231,890)		(30,198,276)		(11,797,890)
Interest paid on debt		(2,873,065)		(1,676,158)		(1,754,664)
Financial trust consolidated under US GAAP		47,844		5,763		152,805

Cash flow provided by operating activities under US GAAP	Ps.	14,768,146	Ps.	16,198,429	Ps.	5,756,713

Operations Discontinued		218,306		441,835		1,873,919

Net cash flow provided by operating activities under US GAAP		14,986,452		16,640,264		7,630,632

Cash flow used in investing activities under Argentine Banking GAAP	Ps.	(1,479,131)	Ps.	(1,122,861)	Ps.	(494,939)

Discontinued Operations		(21,322)		(20,997)		(6,371)
Net Cash flow used in investing activities under Argentine Banking GAAP		(1,457,809)		(1,101,864)		(488,568)

Net increase in Loans, available for sale securities, deposits at the Argentine Central Bank and organization and development expenses		(40,452,316)		(32,587,978)		(12,100,826)
Financial trust consolidated under US GAAP—corresponding to loans and securities		(6,579)		121,700		(170,913)

Net cash flow used in investing activities under US GAAP	Ps.	(41,916,704)	Ps.	(33,568,142)	Ps.	(12,760,307)

Discontinued Operations		72,342		(1,019,640)		(1,676,367)

		(41,844,362)		(34,587,782)		(14,436,674)

Cash flow (used in) provided by financing activities under Argentine Banking GAAP	Ps.	2,663,970	Ps.	(1,529,186)	Ps.	(1,304,112)

Discontinued Operations		384,019		(111,899)		(382,802)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

Net cash flow (used in) provided by financing activities under Argentine Banking GAAP	Ps.	2,279,951	Ps.	(1,417,287)	Ps.	(921,310)

Deposits and repo transactions		48,190,625		30,165,040		11,797,890
Interest paid on debt reclassified to operating activities		2,873,065		1,676,158		1,754,664
Financial trust consolidated under US GAAP - corresponding to debt		—		(97,778)		8,668

Cash flow provided by financing activities under US GAAP	Ps.	53,343,641	Ps.	30,326,133	Ps.	12,639,912

Discontinued Operations		(287,696)		590,760		(127,421)

Net cash flow provided by financing activities under US GAAP		53,055,945		30,916,893		12,512,491

Effect of exchange rate changes on cash and cash equivalents	Ps.	3,914,365	Ps.	6,948,324	Ps.	1,514,245

Cash and cash equivalents at the beginning of the year under US GAAP		42,568,931		22,664,186		15,513,623
Cash and cash equivalents at the end of the year under US GAAP		72,678,377		42,568,931		22,664,186

Increase (decrease) in cash and cash equivalents under US GAAP		30,109,446		19,904,745		7,150,563

Discontinued Operations		2,954		12,954		70,131

Net increase (decrease) in cash and cash equivalents under US GAAP	Ps.	30,112,400	Ps.	19,917,699	Ps.	7,220,694

Additionally, as required by ASC 230-10-45-26, some cash flow lines must be reported gross. The following table presents the gross inflows and outflows for the years ended December 31, 2016, 2015 and 2014:

	December 31,
	2016		2015		2014
CASH FLOW FROM FINANCING ACTIVITIES:
SUBORDINATED AND UNSUBORDINATED NEGOTIABLE OBLIGATION
Collections	Ps.	8,812,246	Ps.	3,049,708	Ps.	3,198,658
Payments	Ps.	(8,912,084)	Ps.	(4,611,318)	Ps.	(3,832,157)
BANK AND INTERNATIONAL ENTITIES
Collections	Ps.	499,726	Ps.	93,435	Ps.	331,063
Payments	Ps.	(22,611)	Ps.	(16,463)	Ps.	(566,917)
CASH FLOW FROM INVESTING ACTIVITIES:
MISCELLANEOUS ASSETS AND BANK PREMISES AND EQUIPMENT
Collections	Ps.	206,103	Ps.	139,721	Ps.	99,710
Payments	Ps.	(1,685,234)	Ps.	(1,272,627)	Ps.	(592,851)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

w. Concentration of risk – Total exposure to the public sector - Argentine government and provinces

The Group has significant exposure to the Argentine national government and provinces in the form of government securities net positions, secured loans and other debt obligations. As of December 31, 2016 and 2015, the Group had the following bonds and loans outstanding:

	December 31, 2016				December 31, 2015
	Argentine Banking GAAP		U.S. GAAP		Argentine Banking GAAP		U.S. GAAP
Argentine national government loans	Ps.	14,253	Ps.	14,253	Ps.	17,501	Ps.	17,501
Other Argentine public-sector receivables		44,009		44,009		46,287		46,287
Galtrust I (securitization of Provincial Loans)		471,350		507,334		662,251		691,008
Securities issued by the Argentine Central Bank		11,239,571		11,233,987		12,936,621		12,934,090
Other (1)		5,550,677		5,562,295		4,195,244		4,217,972

Total	Ps.	17,319,860	Ps.	17,361,877	Ps.	17,857,904	Ps.	17,906,858

(1)	Includes bonds and other national government bonds.

x. Risks and Uncertainties

Government Securities

As of December 31, 2016, the Group’s exposure to the Argentine public sector represented approximately 7% of the total Group’s assets. Although the Group’s exposure to the Argentine public sector consists of performing assets, the realization of the Group’s assets, its income and cash flow generation capacity and future financial condition is dependent on the Argentine government ability to comply with its payment obligations.

Argentine Central Bank’s regulations state that, the total exposure of financial institutions to the non-financial public sector must not exceed 35% of their total assets.

As of December 31, 2016 and 2015, the Group was in compliance with the general limit of 35% imposed by the Argentine Central Bank.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

Exchange rate and restrictions

In January 2002, through the Public Emergency Law, Argentina declared a public emergency situation in respect of its social, economic, administrative, financial and foreign exchange matters and authorized the Argentine Executive Branch to establish a system to determine the foreign exchange rate between the Argentine Peso and foreign currencies and to issue foreign exchange-related rules and regulations. Within this context, on February 8, 2002, through Decree No. 260/2002, the Argentine Executive Branch established (i) a single and free-floating foreign exchange market (a “MULC”, or “Mercado Único y Libre de Cambios”) through which all foreign exchange transactions in a foreign currency must be conducted, and (ii) that foreign exchange transactions in a foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among the contracting parties, subject to the requirements and regulations imposed by the Argentine Central Bank (please see below for a summary of the main regulations).

On June 9, 2005, through Decree No. 616/2005, the Argentine Executive Branch mandated that:

(a) all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents, both individuals or legal entities in the Argentine private sector, except for those concerning foreign trade financing and primary issuances of debt securities admitted to public offering and listed on self-regulated markets; and (b) all inflows of funds of non-residents channeled through the MULC and destined to (i) being held in the local currency, (ii) acquir all types of financial assets or liabilities in the financial and/or non-financial private sector, with the exception of foreign direct investments and primary issuances of debt securities and shares admitted to public offering and listed on self-regulated markets, and (iii) investments in securities issued by the public sector and acquired in secondary markets; had to, meet the following requirements:

(i) Such inflows of funds may only be transferred outside the local foreign exchange market at the expiration of a term of 365 calendar days as from the date of settlement of such funds into Argentine Pesos (the “Minimun Stay Period”);

(ii) The proceeds of such inflows of funds must be credited to an account in the local banking system;

(iii) A non-transferable and non-interest-bearing deposit for 30% of the amount of the transaction must be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions laid down in the applicable regulations (the “Deposit”); and

(iv) The Deposit is to be denominated in Dollars and held in Argentine financial institutions and it may not be used to guarantee or as collateral for any type of credit transactions.

The requirements of Decree 616/2005 were subsequently eased. Under the Macri administration, several changes were implemented. On December 28, 2015, the Argentine Central Bank issued Communiqué “A” 5861 and Communiqué “A” 5864 which specifically abrogated both Communiqué “A” 4864 and Communiqué “A” 4882. In addition, on December 29, 2015, the CNV issued Resolution No. 651, by which it abrogated the prior CNV regulations that complemented the restrictions issued by Communiqué “A” 4864 and “A” 4882.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

On December 18, 2015, through Resolution No. 3/2015, the Ministry of Treasury and Public Finance amended Executive Decree No. 616/2005 as follows: (i) the Deposit percentage was reduced from 30% to 0% and (ii) the Minimum Stay Period was reduced from 365 days to 120 days. Resolution No. 1-E/2017 of the Ministry of Treasury further reduced such Minimum Stay Period to 0 days.

On August 8, 2016, the Argentine Central Bank issued Communiqué “A” 6037 (which was subsequently amended), through which it amended the regulations with respect to the income and outflow of funds from Argentina.

Inflation

The high rate of economic growth in recent years, which has been fueled by Argentina’s full utilization of its installed productive capacity, along with expansive fiscal and monetary policies, has caused a high level of inflation in Argentina since 2007. According to INDEC data, the CPI grew 10.8% in 2012, 10.9% in 2013, 23.9% in 2014, 26.9% in 2015 and 41.1% in 2016; and the WPI increased 13.1% in 2012, 14.7% in 2013, 28.3% in 2014, 12.7% in 2015 and 34.6% in 2016. In the past, inflation has materially undermined the Argentine economy and the government’s ability to generate conditions that fostered economic growth. In addition, high inflation or a high level of volatility with respect to the same may materially and adversely affect the business volume of the financial system and prevent the growth of intermediation activity levels. This result, in turn, could adversely affect the level of economic activity and employment.

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

y. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Group’s loan portfolio as of December 31, 2016. Many factors can affect the Group’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

z. U.S. GAAP estimates

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

35. Parent only Financial Statements

The following are the unconsolidated balance sheets of Grupo Galicia as of December 31, 2016 and 2015 and the related unconsolidated statements of income, and cash flows for the fiscal years ended December 31, 2016, 2015 and 2014.

Balance sheet (Parent Company only)

	December 31,
	2016		2015
ASSETS
A. Cash and due from Banks
Cash	Ps.	20	Ps.	14
Financial institutions and correspondents		300		785

	Ps.	320	Ps.	799
B. Government and corporate securities
Securities issued by the Argentine Central Bank		138,547		—

	Ps.	138,547		—
C. Loans
To the financial sector		—		151,591

	Ps.	—	Ps.	151,591
D. Other receivables resulting from financial brokerage
Other receivables not included in the debtor classification Regulations		18,854		9,905
Other receivables included in the debtor classification Regulations		5,578		12,208

	Ps.	24,432	Ps.	22,113
E. Equity investments
In financial institutions		19,411,422		14,101,202
Other		1,133,269		713,620

	Ps.	20,544,691	Ps.	14,814,822
F. Miscellaneous receivables
Other		192,334		157,504
Allowances		(153,042)		(117,282)

	Ps.	39,292	Ps.	40,222
G. Bank premises and equipment		—		167

H. Intangible assets
Goodwill		5,642		15,316
Organization and development expenses		—		49

	Ps.	5,642	Ps.	15,365

Total Assets	Ps.	20,752,924	Ps.	15,045,079

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	December 31,
	2016		2015
LIABILITIES AND SHAREHOLDERS’ EQUITY
H. Other liabilities resulting from financial brokerage
Unsubordinated negotiable obligations	Ps.	348,045	Ps.	488,200
Accrued interest and quotation differences payable		15,911		24,368

		363,956		512,568

I. Miscellaneous liabilities
Other		36,270		47,690

		36,270		47,690

Total Liabilities	Ps.	400,226	Ps.	560,258
SHAREHOLDERS’ EQUITY	Ps.	20,352,698	Ps.	14,484,821

Total Liabilities and Shareholders’ Equity	Ps.	20,752,924	Ps.	15,045,079

Statement of Income (Parent Company only)

	December 31,
	2016		2015		2014
A. Financial income
Interest on loans granted to the financial sector		—		27		11
Interest on other receivables resulting from financial brokerage		22		—		25
Net income from government and corporate securities		20,988		2,778		12,085
Exchange rate differences on gold and foreign currency		20,939		53,184		23,677

	Ps.	41,949	Ps.	55,989	Ps.	35,798
B, Financial expenses
Interest on other liabilities resulting from financial brokerage	Ps.	118,149	Ps.	116,276	Ps.	109,110
Exchange rate differences on gold and foreign currency				—		—
Interests on Other Loans from Financial Institutions		464		—		1
Net income from government and corporate securities		—		—		—
Other		1,262		995		1,219

	Ps.	119,875	Ps.	117,271	Ps.	110,330

C. Gross brokerage margin		(77,926)		(61,282)		(74,532)

F, Administrative expenses
Personnel expenses		10,826		6,376		7,200
Directors’ and syndics’ fees		21,035		4,652		1,746
Other fees		10,859		7,289		5,981
Taxes		9,915		4,978		7,854
Other operating expenses		499		527		785
Other		3,650		2,136		2,663

	Ps.	56,784	Ps.	25,958	Ps.	26,229

Net Income from financial brokerage	Ps.	(134,710)	Ps.	(87,240)	Ps.	(100,761)

H. Miscellaneous income
Net income from equity investments		6,154,769		4,437,228		3,441,413
Other		10,665		42		6,108

	Ps.	6,165,434	Ps.	4,437,270	Ps.	3,447,521
I. Miscellaneous losses
Other		12,847		11,633		8,970

	Ps.	12,847	Ps.	11,633	Ps.	8,970
Net Income before tax		6,017,877		4,338,397		3,337,790

J. Income tax	Ps.	—	Ps.	—	Ps.	—

Net income for the fiscal year	Ps.	6,017,877	Ps.	4,338,397	Ps.	3,337,790

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

Statement of cash flows (Parent Company only)

	December 31,
	2016		2015		2014
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year		22,912		10,188		10,743
Cash and cash equivalents at the end of the year		163,299		22,912		10,188

Net increase / (decrease) in cash and cash equivalents	Ps.	140,387	Ps.	12,724	Ps.	(555)

Causes of changes in cash and cash equivalents
Cash Flow from operating activities
Collections for Service		3,258		—		4,203
Payments to Suppliers of Goods and Services		(37,686)		(17,860)		(18,027)
Personnel Salaries and Social Security Contributions		(8,040)		(4,908)		(7,553)
Payments of Other Taxes		(18,111)		(9,225)		(27,912)
Collections for Other Net Operating Activities		7,633		8,465		22,188

Net cash used in operating activities	Ps.	(52,946)	Ps.	(23,528)	Ps.	(27,101)

Cash Flow from investing activities
Collections for Sales of Fixed Assets		210		—		5,389
Investments Collections		152,705		—		—
Collection of Dividends		430,810		189,589		127,750
Payments for Equity Investments		—		—		(88,857)

Net cash provided by investing activities	Ps.	583,725	Ps.	189,589	Ps.	44,282

Cash Flow from financing activities
Payments of Interest, Net		(100,237)		(99,177)		(89,078)
Collection of Loans Received, Net		—		45,840		109,937
Financing Payment		(140,155)		—		—
Distribution of Dividends		(150,000)		(100,000)		(38,595)

Cash Flow used in financing activities	Ps.	(390,392)	Ps.	(153,337)	Ps.	(17,736)

Net increase / (decrease) in cash and cash equivalents	Ps.	140,387	Ps.	12,724	Ps.	(555)

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of Argentine pesos)

	December 31,
	2016	2015	2014
Cash and Due from Banks	320	799	565
Investments	162,979	22,113	9,623

Cash and Cash Equivalents	163,299	22,912	10,188