Form 20-F
period 2017-12-31
GRUPO FINANCIERO GALICIA SA
filed 2018-04-19
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2017

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

Class A Ordinary Shares, Ps.1.00 par value	281,221,650
Class B Ordinary Shares, Ps.1.00 par value	1,145,542,947

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

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

(continued)

ii

(continued)

iii

PRESENTATION OF FINANCIAL INFORMATION

Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” or “Grupo Galicia”) is a financial services holding company incorporated in Argentina and is one of Argentina’s largest financial services groups. In this annual report, references to “we”, “our”, and “us” are to Grupo Financiero Galicia and its consolidated subsidiaries, except where otherwise noted. Our consolidated financial statements consolidate the accounts of the following companies:

•	Grupo Financiero Galicia;

•	Banco de Galicia y Buenos Aires S.A. (“Banco Galicia” or the “Bank”), our largest subsidiary, consolidated with (i) Banco Galicia Uruguay S.A. (“Galicia Uruguay”) liquidated as of April 30, 2016, (ii) Tarjetas Regionales S.A. (“Tarjetas Regionales”) and its operating subsidiaries, (iii) Tarjetas del Mar S.A. (“Tarjetas del Mar”) until March 31, 2017 as effective April 1, 2017 Tarjetas del Mar was sold to Sociedad Anonima Importadora y Exportadora de la Patagonia, (iv) Galicia Valores S.A., (v) Compañía Financiera Argentina S.A. (“Compañía Financiera Argentina” or “CFA”) and (viii) Cobranzas y Servicios S.A;

•	Sudamericana Holding S.A. (“Sudamericana”) and its subsidiaries;

•	Galicia Warrants S.A. (“Galicia Warrants”);

•	Net Investment S.A. (“Net Investment”) liquidated as of December 31, 2017; and

•	Galicia Administradora de Fondos (which has been reported on a consolidated basis with Grupo Financiero Galicia since April 2014).

We maintain our financial books and records in Argentine Pesos and prepare our financial statements in conformity with the accounting rules of the Argentine Central Bank, which entity prescribes the generally accepted accounting principles for all financial institutions in Argentina. This annual report refers to those accounting principles as “Argentine Banking GAAP”. Argentine Banking GAAP differs in certain relevant respects from generally accepted accounting principles in Argentina, which we refer to as “Argentine GAAP”. Argentine Banking GAAP also differs in certain significant respects from the generally accepted accounting principles in the United States, which we refer to as “U.S. GAAP”. See Note 31 to our audited consolidated financial statements included in this annual report for a description of the differences between Argentine GAAP and Argentine Banking GAAP, and Note 34 to our audited consolidated financial statements included in this annual report for a discussion of the principal differences between Argentine Banking GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income for the three fiscal years ended December 31, 2017 and total shareholders’ equity as of December 31, 2017 and 2016, and Item 5. “Operating and Financial Review and Prospects”—Item 5.A. “Operating Results-U.S. GAAP and Argentine Banking GAAP Reconciliation”.

In this annual report, references to “US$” and “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Argentine Pesos. The exchange rate used in translating Pesos into Dollars and used in calculating the convenience translations included in the following tables is the “Reference Exchange Rate” which is published by the Argentine Central Bank and which was Ps.18.7742, Ps.15.8502 and Ps.13.0050 per U.S. $1.00 as of December 31, 2017, December 31, 2016 and December 31, 2015, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or at any other rate.

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

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions Item 4. “Information on the Company-Capital Investments and Divestitures,” Item 5. “Operating and Financial Review and Prospects”-Item 5.A. “Operating Results-Principal Trends” and Item 5.B. “Liquidity and Capital Resources.” All statements other than statements of historical facts contained in this annual report (including statements regarding our future financial position, business strategy, budgets, projected costs and management’s plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or other similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be provided with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely from those contemplated in such forward-looking statements include but are not limited to:

•	changes in Argentine government regulations applicable to financial institutions, including tax regulations and changes in or failures to comply with banking or other regulations;

•	changes in general political, legal, social or other conditions in Argentina, Latin America or abroad;

•	fluctuations in the Argentine rate of inflation;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies, including expected or unexpected turbulence or volatility in domestic or international financial markets;

•	changes in the macroeconomic situation at the regional, national or international levels, and the influence of these changes on the microeconomic conditions of the financial markets in Argentina;

•	increased competition in the banking, financial services, credit card services, insurance, asset management, mutual funds and related industries;

•	changes in interest rates which may, among other things, adversely affect margins;

•	a loss of market share by any of Grupo Financiero Galicia’s main businesses;

•	a change in the credit cycle, increased borrower defaults and/or a decrease in the fees charged to clients;

•	Grupo Financiero Galicia’s subsidiaries inability to sustain or improve their performance;

•	Banco Galicia’s inability to obtain additional debt or equity financing on attractive conditions or at all, which may limit its ability to fund existing operations and to finance new activities;

•	technological changes and changes in Banco Galicia’s ability to implement new technologies;

•	changes in the saving and consumption habits of its customers and other structural changes in the general demand for financial products, such as those offered by Banco Galicia;

•	possible financial difficulties of the Argentine government;

•	volatility of the Peso and the exchange rates between the Peso and foreign currencies; and

•	other factors discussed under Item 3. “Key Information”—Item 3.D. “Risk Factors” in this annual report.

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

The selected consolidated financial information as of December 31, 2017, and December 31, 2016, and for the fiscal years ended December 31, 2017, December 31, 2016 and December 31, 2015 has been derived from our audited consolidated financial statements included in this annual report. The selected consolidated financial information as of December 31, 2015, December 31, 2014, and December 31, 2013, and for the fiscal years ended December 31, 2014, and December 31, 2013, has been derived from our audited consolidated financial statements not included in this annual report.

You should read this data in conjunction with Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements included in this annual report.

	Fiscal Year Ended December 31,
	2017	2017	2016	2015	2014	2013
	(in millions of Dollars, except as noted)(1) Unaudited	(in millions of Pesos, except as noted)(1)
Consolidated Income Statement in Accordance with Argentine Banking GAAP
Financial Income	2,409	45,220	36,608	25,844	19,860	13,076
Financial Expenses	1,084	20,345	20,239	13,402	10,321	6,170
Gross Brokerage Margin (2)	1,325	24,875	16,369	12,442	9,539	6,906
Provision for Losses on Loans and Other Receivables	277	5,205	3,533	2,214	2,411	1,776
Income before Taxes	708	13,284	9,371	7,139	5,330	3,056
Income Tax	(264)	(4,955)	(3,353)	(2,801)	(1,992)	(1,232)
Net Income	444	8,329	6,018	4,338	3,338	1,824
Basic Earnings per Share (in Pesos)	0.33	6.25	4.63	3.34	2.57	1.45
Diluted Earnings per Share (in Pesos)	0.33	6.25	4.63	3.34	2.57	1.45
Cash Dividends per Share (in Pesos)	0.04	0.84	0.18	0.12	0.08	0.03
Book Value per Share (in Pesos)	1.47	27.54	15.66	11.14	7.88	5.34

Amounts in Accordance with U.S. GAAP
Net Income	478	8,983	6,037	4,336	3,504	1,575
Basic and Diluted Earnings per Share (in Pesos)	0.36	6.74	4.64	3.33	2.70	1.27
Book Value per Share (in Pesos)	1.46	27.34	15.45	11.06	7.88	5.34
Financial Income	2,248	42,191	34,549	24,252	18,166	13,109
Financial Expenses	1,022	19,183	19,410	12,826	9,663	6,178

	Fiscal Year Ended December 31,
	2017	2017	2016	2015	2014	2013
	(in millions of Dollars, except as noted)(1) Unaudited	(in millions of Pesos, except as noted)(1)
Gross Brokerage Margin	1,226	23,008	15,139	11,426	8,503	6,931
Provision for Losses on Loans and Other Receivables	216	4,051	3,192	1,985	1,992	1,795
Income Tax	275	5,168	3,195	2,644	1,890	1,176

Consolidated Balance Sheet in Accordance with Argentine Banking GAAP
Cash and Due from Banks	3,018	56,659	61,166	30,835	16,959	12,560
Government Securities, Net	2,065	38,771	13,701	15,525	10,010	3,987
Loans, Net	10,511	197,335	137,452	98,345	66,608	55,265
Total Assets	18,164	341,013	242,251	161,748	107,314	83,156
Deposits	10,837	203,451	151,688	100,039	64,666	51,395
Other Funds (3)	5,234	98,262	70,210	47,224	32,402	24,814
Total Shareholders’ Equity	2,093	39,300	20,353	14,485	10,246	6,947
Average Total Assets (4)	13,545	254,295	184,395	122,684	92,510	69,844
Percentage of Period-end Balance Sheet Items Denominated in Dollars:
Loans, Net of Allowances	19.67	19.67	12.77	3.26	4.20	5.27
Total Assets	26.14	26.14	27.56	16.88	12.11	11.74
Deposits	34.60	34.60	33.63	14.37	7.46	7.15
Total Liabilities	28.88	28.88	30.82	18.86	13.61	13.71

Amounts in Accordance with U.S. GAAP
Trading Securities	2,166	40,660	17,196	16,148	10,199	3,326
Available-for-Sale Securities	367	6,882	5,423	4,385	4,627	4,819
Total Assets	18,806	353,075	260,403	180,142	120,393	92,729
Total Liabilities	16,729	314,069	240,316	165,759	110,150	85,785
Shareholders’ Equity	2,078	39,006	20,087	14,383	10,243	6,944

	Fiscal Year Ended December 31,
	2017	2016	2015	2014	2013
Selected Ratios in Accordance with Argentine Banking GAAP
Profitability and Efficiency
Net Yield on Interest Earning Assets (5)	13.98%	13.26%	14.18%	14.42%	13.77%
Financial Margin (6)	13.31	12.10	13.12	13.56	12.75
Return on Average Assets (7)	3.52	3.48	3.83	3.85	2.91
Return on Average Shareholders’ Equity (8)	30.91	35.03	35.54	39.07	32.47
Net Income from Services as a Percentage of Operating Income (9)	36.79	39.63	38.65	37.40	38.03
Efficiency ratio (10)	58.43	64.98	63.64	60.51	66.65
Capital
Shareholders’ Equity as a Percentage of Total Assets	11.52%	8.40%	8.96%	9.55%	8.35%
Total Liabilities as a Multiple of Shareholders’ Equity	7.68x	10.90x	10.17x	9.47x	10.97x
Total Capital Ratio	13.22%	15.04%	13.38%	15.91%	14.28%
Liquidity
Cash and Due from Banks(11) as a Percentage of Total Deposits	44.26%	47.18%	42.93%	38.60%	30.78%
Loans, Net as a Percentage of Total Assets	57.87	56.74	60.80	62.07	66.46
Credit Quality
Past Due Loans (12) as a Percentage of Total Loans	2.24%	2.43%	2.46%	2.61%	2.69%
Non-Accrual Loans (13) as a Percentage of Total Loans	3.36	3.31	3.11	3.57	3.57
Allowance for Loan Losses as a Percentage of Non-accrual Loans(13)	97.34	100.06	112.41	105.78	103.80
Net Charge-Offs (14) as a Percentage of Average Loans	1.75	1.67	1.26	2.81	2.33

Ratios in Accordance with U.S. GAAP

	Fiscal Year Ended December 31,
	2017	2016	2015	2014	2013
Capital
Shareholders’ Equity as a Percentage of Total Assets	11.05	7.71	7.98	8.51	7.49
Total Liabilities as a Multiple of Total Shareholders’ Equity	8.05x	11.96x	11.52x	10.75x	12.35x
Liquidity
Loans, Net as a Percentage of Total Assets	54.98%	52.76%	54.55%	55.29%	59.43%
Credit Quality
Allowance for Loan Losses as a Percentage of Non-Accrual Loans	109.18	128.53	135.35	129.78	127.05

Inflation and Exchange Rate
Wholesale Inflation (15)	18.80%	34.59%	12.65%	28.27%	14.76%
Consumer Inflation (16)	24.80%	41.05%	26.90%	23.91%	10.95%
Exchange Rate Variation (17) (%)	18.45	21.88	52.07	31.21	32.55
CER (18)	22.62	35.79	15.05	24.34	10.53
UVA (19)	21.15	17.26	—	—	—

All of the ratios disclosed above are included because they are considered significant by the management of Grupo Financiero Galicia despite the fact that their disclosure is a specific GAAP requirement.

(1)	The exchange rate used to convert the December 31, 2017 amounts into Dollars was Ps.18.7742 per US$1.00. All amounts are stated in millions of Pesos, except inflation and exchange rates, percentages, ratios, multiples and per-share data.
(2)	Gross Brokerage Margin primarily represents income from interest on loans and other receivables resulting from financial brokerage plus net income from government and corporate debt securities, including gains and losses, minus interest on deposits and other liabilities from financial intermediation. It also includes the CER/UVA adjustment.
(3)	Primarily includes debt with merchants and liabilities with other banks and international entities.
(4)	Average Total Assets, including the related interest that is due thereon is calculated on a daily basis for Banco Galicia and for Galicia Uruguay, as well as for Tarjetas Regionales consolidated with its operating subsidiaries, and on a monthly basis for Grupo Financiero Galicia and its non-banking subsidiaries.
(5)	Net interest earned divided by interest-earning assets. For a description of net interest earned, see Item 4. “Information on the Company-Selected Statistical Information-Interest-Earning Assets-Net Yield on Interest-Earning Assets”.
(6)	Financial margin represents gross brokerage margin divided by average interest-earning assets.
(7)	Net income excluding non-controlling interest as a percentage of average total assets.
(8)	Net income as a percentage of average shareholders’ equity.
(9)	Operating income is defined as gross brokerage margin plus net income from services.
(10)	Administrative expenses as a percentage of operating income as defined above.
(11)	Liquid assets of Banco Galicia include cash and receivables, Lebacs, net call money, short-term loans to other Argentine financial institutions, special guarantee accounts at the Argentine Central Bank, and repurchase and reverse repurchase transactions in the Argentine financial market.
(12)	Past-due loans are defined as the aggregate principal amount of a loan plus any accrued interest that is due and payable for which either the principal or any interest payment is 91 days or more past due.
(13)	Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.
(14)	Direct charge-offs minus amounts recovered.
(15)	As of December 31, 2015 as measured by the interannual change between the October 2014 and the October 2015 Wholesale Price Index (“WPI”), published by INDEC (as defined herein), because the measurement of this index was discontinued for the remainder of 2015. In 2016 the measure was reinstated.
(16)	In 2015, annual variation of the Consumer Price Index (“CPI”) was calculated using the Consumer Price Index of the City of Buenos Aires, an alternative measure of inflation proposed by INDEC after it discontinued its index.
(17)	Annual change in the end-of-period exchange rate expressed in Pesos per Dollar.
(18)	The “CER” is the “Coeficiente de Estabilización de Referencia”, an adjustment coefficient based on changes in the CPI.
(19)	The “UVA” is the “Unidad de Valor Adquisitivo”, an adjustment coefficient based on changes in the CER.

Exchange Rate Information

The following table sets forth the annual high, low, average and period-end exchange rates for Dollars for the periods indicated, expressed in Pesos per Dollar and not adjusted for inflation.

	Exchange Rate (1)
	High	Low	Average	Period-End
	(in Pesos per Dollar)
2013	6.5180	4.9228	5.5442	6.5180
2014	8.5555	6.5430	8.2314	8.5520
2015	13.7633	8.5537	9.4421	13.0050

	Exchange Rate (1)
	High	Low	Average	Period-End
	(in Pesos per Dollar)
2016	16.0392	13.0692	14.9449	15.8502
2017	18.8300	15.1742	16.7583	18.7742

October 2017	17.6775	17.3217	17.4528	17.6713
November 2017	17.6703	17.3307	17.4925	17.3845
December 2017	18.8300	17.2600	17.7001	18.7742
January 2018	19.6525	18.4158	19.0290	19.6525
February 2018	20.1600	19.4700	19.8409	20.1150
March 2018	20.3875	20.1433	20.2378	20.1433

(1)	Using closing reference exchange rates as published by the Argentine Central Bank.
(2)	Annual average: based on the last day of each month’s closing quotation.
(3)	Monthly average: daily closing quotations.

As of April 16, 2018, the exchange rate was Ps.20.2163 for U.S. $1.00.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

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

In December 2015, Mauricio Macri took office as the new president of Argentina. Since becoming president, Mr. Macri has implemented several measures, such as exchange and regulatory measures that reversed policies that had been in place prior to his administration, such as regulations related to exchange controls and other currency regulations. The impact of these measures, such as a devaluation of the Peso with respect to the U.S. Dollar of approximately 50%, as well as the impact of any measures that the Macri administration may implement in the future, is unknown and could have a material and adverse impact on the results of Grupo Galicia’s operations.

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

Economic conditions in Argentina may deteriorate, which may adversely impact Grupo Galicia’s business and financial condition.

A less favorable international context, a decrease in the competitiveness of the Peso as compared to foreign currencies, the low consumer confidence and low confidence from both local and foreign investors and a higher inflation rate, among other factors, may affect the development and growth of the Argentine economy and cause volatility in the local capital markets. Such events may adversely impact Grupo Galicia’s business and financial condition. Pursuant to the National Institute of Statistics and Census (the “INDEC”), the gross domestic product (the “GDP”) in Argentina, in real terms, increased 2.4% in 2013; decreased 2.5% in 2014; increased 2.6% in 2015; decreased 2.3% in 2016; and increased by 3% in 2017. Likewise, the INDEC carried out a review of the economic growth data corresponding to the periods from 2005 to 2015. This review exhibited a 20% difference between current measurements and those conducted by the prior administration.

In particular, the Argentine economy continues to be vulnerable to several factors, including:

•	a high rate of public spending;

•	high inflation rates;

•	regulatory uncertainty for certain economic activities and sectors;

•	decreases in the prices for commodities as the economic recovery has depended on high prices for commodities, which prices are volatile and beyond the control of the government;

•	the effects of a restrictive U.S. monetary policy, which could generate an increase in financial costs for Argentina;

•	fluctuations in the Argentine Central Bank’s monetary reserves; and

•	uncertainty with respect to exchange and capital controls.

No assurance can be provided that a decline in economic growth or certain economic instability will not occur. Any such stagnation or slowdown or increased economic and political instability could have a significant adverse effect on Grupo Galicia’s business, financial position and results of operations and the trading price for its ADSs.

The ability of the current administration to implement proposed economic policy reforms, and the impact that these measures and any future measures taken by a new administration will have on the Argentine economy, remains uncertain.

As the date of this annual report, the impact that the reforms adopted by the Macri administration will have on the Argentine economy as a whole, and the financial sector in particular, cannot be predicted. In addition, the Macri administration’s ability to implement all of its proposed policies and corresponding measures cannot be assured. Since assuming office, the Macri administration has announced and implemented several significant economic policy reforms, including reforms related to the INDEC, the foreign exchange market (see “Foreign Exchange Rates and Exchange Controls”), foreign trade, fiscal deficit reduction, the correction of certain monetary imbalances, energy crisis, corporate criminal liability, the social security system, and the tax code. In 2016, Macri’s administration also was able to reach an agreement with the holdout creditors of Argentina’s outstanding debt.

In the congressional elections held on October 22, 2017, Macri’s governing coalition obtained the largest percentage of votes. His coalition, however, does not have a majority of seats in Congress, and therefore, it may be difficult to implement some of the aforementioned measures unless President Macri obtains support from the opposition party. This creates further uncertainty as to whether the Macri administration will be able to pass further reform measures. The political uncertainty surrounding potential economic reform could lead to volatility in the market prices of securities of Argentine companies.

The fiscal, monetary and currency adjustments undertaken by the Macri administration may result in slower short-term economic growth while seeking to guide the economy toward a sustained path for growth in the medium-term. Immediately after the foreign exchange controls were lifted on December 16, 2015, the dismantling of the multiple exchange regime resulted in the official Peso exchange rate (available only for certain types of transactions) falling in value by 40.1%, and the Peso-U.S. Dollar exchange rate fell to Ps.13.76 to US$1.00 on December 17, 2015. The Argentine Central Bank has since allowed the Peso to float with limited intervention intended to ensure the orderly operation of the foreign exchange market. On April 16, 2018, the Peso-U.S. Dollar exchange rate was Ps.20.2163 to US$1.00. There can be no assurance as to the short- or long-term effects of these policies on the exchange rate or the Argentine economy as a whole.

The impact that these measures, and any future measures taken by a new administration, will have on the Argentine economy as a whole and the financial sector in particular cannot be predicted. Economic liberalization may be disruptive to the economy and may fail to benefit, or may harm, our business. In particular, Grupo Galicia has no control over the implementation of the reforms to the regulatory framework that governs its operations and cannot guarantee that these reforms will be implemented or that they will be implemented in a manner that will benefit its business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy and Grupo Galicia’s business, financial position and results of operations and the trading price for its ADSs.

If the high levels of inflation continue, the Argentine economy and Grupo Galicia’s financial position and business could be adversely affected.

Since 2007, the Argentine economy has experienced high levels of inflation. According to private estimates, as figures published by the INDEC were not reliable, inflation rates increased from levels of around 10% in 2005 and 2006 to a level above 20% during the following years, and reached a rate of 42.3% in 2014, decreasing to 27.2% in 2015, mainly due to the slowdown in economic activity in Argentina and to the overvaluation of the Peso, and increasing again to around 40% in 2016 and 25% in 2017, primarily as a consequence of the adjustments made by the government to fix certain macroeconomic imbalances, such as the dismantling of the multiple exchange regime and eliminating certain subsidies. Additional measures implemented by the Macri administration with respect to increases in the rates for public services are expected result in a further reduction of inflation rates in 2018. The new official inflation index reflects an increase in the rate of the devaluation of the Peso in 2016 and 2017. According to the BCRA, the annual inflation reduction goals, are 17% for the 2018, 10% for 2019 and of 5% for 2020.

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

If the Peso qualifies as a currency of a hyperinflationary economy under IAS 29, our audited consolidated financial statements and other financial information may need to be restated.

As of January 1, 2018, Grupo Financiero Galicia adopted IFRS. IAS 29 (Financial Reporting in Hyperinflationary Economies) requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical cost method or on the current cost method, be stated in terms of the measuring unit current at the end of the reporting period. IAS 29 does not establish a set inflation rate beyond which an economy is deemed to be experiencing hyperinflation. However, hyperinflation is commonly understood to occur when changes in price levels are close to or exceed 100% on a cumulative basis over the prior three years, along with the presence of several other macroeconomic-related qualitative factors. Despite the high inflation rates in Argentina in recent years, we conducted an analysis pursuant to the criteria set forth in IAS 29, and based solely on such internal review we do not currently believe that Argentina qualifies as a hyperinflationary economy for any of the years included in this annual report.

In formulating such belief, we considered the lack of objective data available regarding the Consumer Price Index (“CPI”); the existence of other qualitative and quantitative indicators, such as the program established by the Argentine Central Bank to foster monetary stability that aims to induce a systematic and sustainable low inflation rate and the alternative WPI, according to which the inflation rate was below 100% in the three-year cumulative period ended December 31, 2017. We also noted a strong downward trend in inflation rates in December 2017. We believe that our analysis and current belief is consistent with that of most public entities in Argentina. We reassess inflation data periodically to determine whether this belief continues to be applicable.

However, certain macroeconomic variables that affect our business, such as salary costs and the prices of supplies, have experienced a significant annual variation, a circumstance that must be taken into account when evaluating and interpreting our results of operations and financial condition as reflected in our audited consolidated financial statements included elsewhere in this annual report. Although we do not currently believe that the current rate of inflation rises to the level required for Argentina to be considered a hyperinflationary economy under IAS 29, if inflation rates continue to escalate in the future, the Peso may qualify as a currency of a hyperinflationary economy. In such case, our audited consolidated financial statements and other financial information may need to be adjusted by applying a general price index and be expressed in the measuring unit (the hyperinflationary currency) current at the end of each reporting period. We cannot determine at this time the impact such a restatement would have on our business, results of operations, financial condition or the trading price for our ADSs.

Argentina’s and Argentine companies’ ability to obtain financing and to attract direct foreign investment is limited and may adversely affect Grupo Galicia’s financial position, results of operations and business.

Argentina and Argentine companies have had limited access to foreign financing in recent years, primarily as a result of a default in December 2001 by Argentina on its debt to foreign bondholders, multilateral financial institutions and other financial institutions. Argentina settled all of its outstanding debt with the IMF in 2006, carried out a variety of debt swaps with certain bondholders between 2004 and 2010, and reached an agreement with the Paris Club in 2014. After several years of litigation, on March 1, 2016, an agreement was reached between the Argentine government and certain creditors to which the Argentine government was previously in default. This agreement consisted of a payment in cash of approximately US$ 4.7 billion to the NML, Aurelius, Barcebridge and Davidson Kempner funds, and was approved by the Argentine Congress pursuant to law No. 27,249.

On April 18, 2016, in order to make the payment to said funds and to other bondholders in similar conditions, Argentina issued bonds in an amount of US$16.5 billion, with interest rates between 6.25% and 8% and maturities of 3, 5, 10 and 30 years. The payment of approximately U.S. $9.3 billion to the bondholders was made on April 22, 2016, thus reaching a final solution to the Argentine debt in default.

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

The reliance on the export of certain commodities, such as soy, has made the country more vulnerable to fluctuations in their prices. A decrease in commodity prices may adversely affect the Argentine government’s fiscal revenues and the Argentine economy as a whole.

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

Brazil, which is Argentina’s main trade partner, has experienced a decrease in GDP (which declined by 3.8% in 2015 and 3.6% in 2016) in recent years. Although Brazil’s economic outlook seems to be improving, a further deterioration of activity, a delay in Brazil’s expected economic recovery or a slower pace of economic improvement in Brazil may have a negative impact on Argentine exports and on the overall level of economic and industrial activity in Argentina, particularly with respect to the automotive industry. In 2017, Brazil experienced a slight increase in its GDP, increasing by 1.9%. If the Brazilian economy’s current recovery stalls or once again deteriorates, the demand for Argentine exports may be adversely impacted.

China, which is the main importer of Argentine raw materials, experienced an economic slowdown in 2017 as compared to recent years. The prices for Argentine commodities, in particular oilseeds, decreased, which, if such trend continues, could in the long term, affect the inflow of foreign currency in Argentina from exports. The slowdown of the Chinese economy and increased volatility of its financial markets could impact financial markets worldwide, which, in turn, could increase the cost and availability of financing both domestically and internationally for Argentine companies.

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

In 2015, the Dollar to Peso exchange rate increased 53% as compared to 2014. In 2016, the Dollar to Peso exchange rate increased 22% as compared to 2015. In 2017, the Dollar to Peso exchange rate increased 18% as compared to 2016. This trend continued in the first few months of 2018, with an increase of 7% from December 31, 2017 to March 31, 2018. Any further depreciation of the Peso may have an adverse impact on the business of Grupo Galicia and on the trading prices for its ADSs.

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

Service of process upon individuals or entities which are not resident in the United States may be difficult to obtain in the United States. Grupo Galicia and substantially all of its subsidiaries are companies incorporated under the laws of Argentina. Most of their shareholders, directors, members of the Supervisory Syndics’ Committee, officers, and some specialists named herein are domiciled in Argentina and the most significant part of their assets is located in Argentina. Although Grupo Galicia has an agent to receive service of process in any action against it in the United States with respect to its ADSs, none of its executive officers or directors has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult to effect service of process against Grupo Galicia’s executive officers and directors. Additionally, under Argentine law, the enforcement of foreign judgments will only be allowed if the requirements in sections 517 to 519 of the National Code of Civil and Commercial Procedures are met or, if it is one of the powers governed by provincial law, the requirements in the applicable local code of procedure, and provided that the foreign judgment does not infringe on concepts of public policy in Argentine law, as determined by the competent courts of Argentina. An Argentine court may consider the enforcement of foreign judgments which order payments to be made pursuant to a foreign-currency denominated security, to holders outside of Argentina as contrary to the public policy of Argentina if for instance at such time there are legal restrictions in place prohibiting Argentine debtors from transferring foreign currency abroad to pay off debts.

The intervention of the Argentine government in the electric power sector could have a material adverse impact on the Argentine economy, which may have a material adverse impact on Grupo Galicia’s results of operations.

Historically, the Argentine government has played an active role in the electric power sector through the ownership and management of state-owned companies engaged in the generation, transmission and distribution of electric power. To address the Argentine economic crisis of 2001 and 2002, the Argentine government adopted Law No. 25,561 and other regulations, which made a number of material changes to the regulatory framework applicable to the electric power sector and have significantly distorted supply and demand in the sector. These changes included the freezing of distribution margins, the revocation of adjustment and inflation indexation mechanisms for tariffs, a limitation on the ability of electric power distribution companies to pass on to the consumer increases in costs due to regulatory charges and the introduction of a new price-setting mechanism in the wholesale electricity market, all of which had a significant impact on electric power generators and caused substantial price differences within the market.

Since the Macri administration assumed office, the Argentine government has initiated significant reforms in the electric power sector. As part of such reforms, the Argentine government has taken actions designed to guarantee the supply of electric power in Argentina, such as instructing the Ministry of Energy and Mining to develop and implement a coordinated program to guarantee the quality of the electric power system and ration individuals’ and public entities’ consumption of energy by increasing tariffs. In addition, the Argentine government and certain provincial governments have approved significant price adjustments and tariff increases applicable to certain generation and distribution companies, resulting in an increase in cost of energy prices for consumers.

On March 31, 2017, the Ministry of Energy and Mining released a new tariff schedule that increased the price consumers pay for electricity and natural gas by 36% with the goal of reducing government subsidies for energy consumption as part of efforts to reduce the Argentine government’s fiscal deficit. Following a public hearing, the Minister of Energy and Mining released a revised tariff schedule in December 2017, which further increased rates between 34% and 57% (depending on the province) for natural gas and approximately 34% for other electricity.

As a result, there has been a significant increase in the cost of energy in Argentina, which could have a material adverse effect on consumers’ disposable income, and therefore, Grupo Galicia’s financial condition and results of operations and the trading price of our ADSs.

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

As a result of the 2001-2002 financial crisis, the volume of financial intermediation activity dropped dramatically: private sector credit plummeted from 24% of GDP in December 2000 to 7.7% in June 2004 and total deposits as a percentage of GDP fell from 31% to 23.2% during the same period. The depth of the crisis and the effect it had on depositors’ confidence in the financial system created uncertainty as to its ability to act as an intermediary between savings and credit. Further, the ratio of total financial system’s private-sector deposits and loans to GDP remains low when compared to international levels and continues to be lower than the periods prior to the crisis, especially in the case of private-sector deposits and loans, which represented approximately 17.3% and 14.7% of GDP, respectively, at the end of 2017.

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

Banco Galicia’s exposure to the public sector as of December 31, 2017 was Ps.27,028 million, representing approximately 8% of its total consolidated assets and 75% of its shareholders’ equity. Of this total, Ps.17,284 million were Argentine Central Bank debt instruments, Ps.9,309 million corresponded to Argentine government securities, while the remaining Ps.435 million corresponded to other receivables resulting from financial brokerage. As a result, Grupo Galicia’s income-generating capacity may be materially impacted, or may be particularly affected by the Argentine public sector’s repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above. Banco Galicia’s ability to honor its financial obligations may be adversely affected by the Argentine government’s repayment capacity or its failure to meet its obligations in respect of Argentine government obligations owed to Banco Galicia.

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

Final judgments entered against financial institutions under these class actions may affect the profitability of financial institutions in general and of Banco Galicia specifically in relation to class actions filed against Banco Galicia. For further information regarding class actions brought against Banco Galicia, please refer to the Item 8. “Accounting Information—Legal Proceedings—Banco Galicia”.

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

Notwithstanding the fact that the repayment of such obligations could be afforded by Grupo Galicia through other means, such as bank loans or new issues in the capital market, investors should take notice of the above, prior to deciding on their investment in equity in Grupo Galicia. For further information on dividend distribution restrictions, see Item 5.B. “Financial Review and Prospects—Liquidity and Capital Resources”.

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

An increase in cybersecurity breaches or fraudulent and other illegal activity involving Grupo Galicia or its subsidiaries could lead to reputational damage to Grupo Galicia’s (or its subsidiaries’) brands and could reduce the use and acceptance of its and its subsidiaries’ products.

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

The devaluation of the Peso could have a negative impact on the ability of certain Argentine businesses to make timely payments on their foreign currency-denominated debt, could cause inflation, could cause a significant reduction in salaries in real terms, could put at risk the financial stability of companies, such as certain subsidiaries of Grupo Galicia, whose success depends on internal market demand and could also adversely affect the ability of the Argentine government to pay its foreign currency-denominated debt. The Peso depreciated vis-à-vis the Dollar by almost 30% in 2013 and 2014. In 2015, the Peso depreciated approximately 52% as compared to the Dollar, which included a 10% depreciation between January 1, 2015 and September 30, 2015 and a 38% devaluation during the final quarter of the year, the majority of which was concentrated in the period after December 16, 2015 once the government of Macri assumed control of the exchange rate put in place by the prior government. In 2016, the Peso lost approximately 21% of its value as compared to the Dollar. In 2017, the Peso lost approximately 17% of its value as compared to the Dollar. The selling exchange rate published by Banco Nación as of April 16, 2018 was Ps.20.45 per US$1.00.

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

Further, a significant depreciation of the Peso would, among other things, increase the cost of servicing certain of Grupo Galicia’s subsidiaries’ foreign currency-denominated debt. Either a significant depreciation or appreciation could have a material adverse effect on the Argentine economy and Grupo Galicia’s financial condition and results of operations.

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

During recent years, the Argentine government has substantially increased the levels of its public spending. In 2015, the spending of the public sector increased by 34.5% as compared to the prior year, and the government announced a primary fiscal deficit equal to 5.5% of GDP. In 2016, the spending of the public sector increased by 38.2% as compared to the prior year, and the government announced a primary fiscal deficit equal to 4.6% of GDP. In 2017, the spending of the public sector increased by 3% as compared to the prior year, and the government announced a primary fiscal deficit equal to 6% of GDP. If spending continues to outpace revenue, the fiscal deficit is likely to increase and past sources to address such deficit, such as the Central Bank and the National Administrator of Pensions may be utilized.

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

The lack of a solid institutional framework and corruption have been identified as serious problems for Argentina, and may continue to be. In the Transparency International’s Corruption Perceptions Index 2016, which measures corruption in 176 countries, Argentina ranked No. 95. In the World Bank’s “Doing Business” report in 2017, Argentina Ranked No.117 among 189 countries, having ranked No. 121 among 189 countries in 2016. The failure to address these issues could increase the risk of political instability, distort the decision-making process, adversely affect Argentina’s international reputation and its ability and the ability of its companies to attract foreign investment. Although the Macri administration has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption, the Argentine government’s ability to implement these initiatives is uncertain as it would require the involvement of the judiciary branch, which is independent, as well as legislative support from opposition parties and there can be no assurances that the implementation of such measures will be successful. A deterioration in the Argentine economy could have a material and adverse effect on Grupo Galicia’s financial condition and results of operations.

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

Through the operating subsidiaries of Tarjetas Regionales, in which Grupo Financiero Galicia has an 83% ownership interest as of March 31, 2018, and CFA, in which Banco Galicia has a 97% ownership interest and Grupo Financiero Galicia has a 3% ownership interest through December 31, 2017 (as the sale of CFA was completed during the first quarter of 2018), we provide proprietary brand credit cards throughout the “Interior” of the country and consumer finance services throughout Argentina. Argentines refer to the Interior as all of Argentina except for the Buenos Aires, the federal capital, and the areas surrounding the city of Buenos Aires (“Greater Buenos Aires”), i.e., the provinces, including the Buenos Aires Province but excluding the city of Buenos Aires and its surroundings. Through Sudamericana and its subsidiaries we provide insurance products in Argentina. We directly or indirectly own other companies providing financial related products as explained herein. We are one of Argentina’s largest financial services groups with consolidated assets of Ps.341,013 million as of December 31, 2017. For more information regarding the corporate reorganization of Tarjetas Regionales and CFA sale, please see “–History”.

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

We are domiciled in Buenos Aires, Argentina. Under our bylaws, our corporate duration is until June 30, 2100. Our duration may be extended by a resolution passed at the extraordinary shareholders’ meeting. Our principal executive offices are located at Teniente General Juan D. Perón 430, 25th Floor, (C1038AAJ), Buenos Aires, Argentina. Our telephone number is (54-11) 4343-7528.

Our agent for service of process in the United States is CT Corporation System, presently located at 111 8th Avenue, New York, New York 10011.

Organizational Structure

The following table illustrates our organizational structure as of December 31, 2017. Percentages indicate the ownership interests held.

EBA Holding S.A.
19.71%
Grupo Financiero Galicia S.A.
Banco de Galicia y Buenos Aires S.A.
100%
87.50%
Net Investment S.A. (Liquidated)
12.50%
87.50%
Galicia Warrants S.A.
12.50%
87.50%
Sudamericana Holding S.A.
12.50%
99.99%
Galicia Seguros S.A.
99.99%
Galicia Retiro Compañía de Seguros S.A.
99.99%
Galicia Broker Asesores de Seguros S.A.
95%
Galicia Administradora de Fondos S.A.
5%
97%
Compañía Financiera Argentina S.A.
3%
95%
Cobranzas y Servicios S.A.
5%
77%
Tarjetas Regionales S.A.
5%
Procesadora Regional S.A.
95%
0.04%
Tarjeta Naranja S.A.
99.96%
5%
Cobranzas Regionales S.A.
95%
99%
Galicia Valores S.A.
1%

The following table illustrates our new organizational structure after the sale of CFA and the corporate reorganization of Tarjetas Regionales. Percentages indicate the ownership interests held.

EBA Holding S.A.
19.71%
Grupo Financiero Galicia S.A.
83%
Tarjetas Regionales S.A.
Banco de Galicia y Buenos Aires S.A.
100%
95%
Procesadora Regional S.A.
5%
12.50%
Galicia Warrants S.A.
87.50%
99.96%
Tarjeta Naranja S.A.
0.04%
12.50%
Sudamericana Holding S.A.
87.50%
99%
Galicia Seguros S.A.
95%
Cobranzas Regionales S.A.
5%
99%
Galicia Retiro Compañía de Seguros S.A.
99%
Galicia Broker Asesores de Seguros S.A.
99%
Galicia Valores S.A.
1%
5%
Galicia Administradora de Fondos S.A.
95%

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

On January 2, 2004, our shareholders held an extraordinary shareholders’ meeting during which they approved a capital increase of up to 149,000,000 preferred shares, each of them mandatorily convertible into one of our class B shares on the first anniversary of the date of issuance, to be subscribed for in up to U.S. $100 million of face value of subordinated notes to be issued by Banco Galicia to its creditors in the restructuring of the foreign debt of its head office in Argentina (the “Head Office”) and its Cayman Branch, or cash. This capital increase was carried out in connection with the restructuring of Banco Galicia’s foreign debt. On May 13, 2004, we issued 149,000,000 preferred non-voting shares, with preference over the ordinary shares in the event of liquidation, each with a face value of Ps.1. The preferred shares were converted into class B shares on May 13, 2005. With this capital increase, our capital increased to Ps.1,241,407,017.

In August 2007, Grupo Financiero Galicia exercised its preemptive rights in Banco Galicia’s share issuance and subscribed for 93.6 million shares of Banco Galicia. The consideration paid for such shares consisted of: (i) U.S. $102.2 million face value of notes due 2014 issued by Banco Galicia in May 2004, and (ii) cash. After the capital increase, Grupo Financiero Galicia held 94.66% of Banco Galicia’s shares, an increase from 93.60%.

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

On January 12, 2017, Grupo Financiero Galicia and Banco Galicia accepted an offer made by Mr. Julio A. Fraomeni and Galeno Capital S.A.U. to purchase 100% of CFA, a subsidiary of Banco Galicia. On December 4, 2017, pursuant to Resolution No. 414, the Argentine Central Bank authorized such transaction, which was completed on February 2, 2018. As a result of such sale, Grupo Financiero Galicia received a total of Ps.1,047.3 million for its ownership interest.

On May 16, 2017, the Board of Directors of Grupo Financiero Galicia accepted an offer to acquire 10,000 book-entry shares with a nominal value of Ps.1 per share, representing 1% of the share capital of Galicia Valores S.A. owned by CFA for Ps.906,524.15.

During August 2017, Grupo Financiero Galicia accepted a series of irrevocable sales offers for the acquisition of 6% of the issued and outstanding share capital of its subsidiary, Tarjetas Regionales. On January 5, 2018, a total sales price of U.S. $49,000,000 was paid by Grupo Financiero Galicia and the transaction was completed on January 8, 2018 with the transfer of 22,633,260 Class A common shares, book-entry, with a par value of Ps.1 per share and five votes per share, and 42,033,196 Class B common shares, book-entry, with a par value of Ps.1 per share and one vote per share.

On October 12, 2017, the Board of Directors of the Company approved the corporate reorganization of Grupo Financiero Galicia and Banco Galicia. Such reorganization consisted of the divestiture of Banco Galicia’s shares in Tarjetas Regionales (77% of its share capital), and the incorporation of such shares into the assets of Grupo Financiero Galicia effective January 1, 2018. On January 19, 2018, the Argentine Central Bank issued Note No. /04/2018, thereby confirming that it did not object to the reorganization. As a result, Grupo Financiero Galicia maintains an 83% ownership interest in Tarjetas Regionales.

On August 15, 2017, the shareholders of Grupo Financiero Galicia approved an increase of its share capital by issuing up to a maximum of 150,000,000 of new Class B shares, book-entry, with a right to one vote and a face value of Ps.1 per share.

On September 26, 2017, the global primary follow-on offering period ended and 109,999,996 Class B shares were subscribed for a price of U.S. $5 per share. Such shares were issued on September 29, 2017. The Company granted the underwriters the option to purchase additional Class B ordinary shares at the offering price, and on October 2, 2017, the underwriters exercised such option and 16,500,004 additional Class B shares at U.S. $5 per share were issued on October 4, 2017.

As a result of the foregoing offering, a total of 126,500,000 ordinary Class B shares, book-entry, with a right to one vote and a face value of Ps.1 per share were issued. Issued and outstanding capital of Grupo Financiero Galicia was therefore Ps.1,426,764,597, represented by 281,221,650 ordinary Class A shares, book-entry, entitled to five votes per share and a face value of Ps.1 per share and 1,145,542,947 ordinary Class B shares, book-entry, entitled to one vote and a face value of Ps.1 per share.

On December 27, 2017, Grupo Financiero Galicia made a capital contribution to Banco Galicia of Ps.10,000,000,000.

Banco Galicia

Banco Galicia is a banking corporation organized as a stock corporation under Argentine law and supervised and licensed to operate as a commercial bank by the Superintendencia de Entidades Financieras y Cambiarias (Superintendency of Financial Institutions and Exchange Bureaus or, the “Superintendency”).

Banco Galicia was founded in September 1905 by a group of businessmen in Argentina and began operations in November 1905. Two years later, in 1907, Banco Galicia’s stock was listed on the Buenos Aires Stock Exchange (the “BASE”). Banco Galicia’s business and branch network increased significantly by the late 1950s and continued expanding in the following decades, after regulatory changes allowed Banco Galicia to exercise its potential and gain a reputation for innovation, thereby achieving a leading role within the domestic banking industry.

In the late 1950s, Banco Galicia launched the equity mutual fund FIMA Acciones and founded the predecessor of the asset manager Galicia Administradora de Fondos. Beginning in the late 1960s, Banco Galicia began to establish an international network mainly comprised of branches in New York and in the Cayman Islands, a bank in Uruguay and several representative offices.

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

As part of its growth strategy, Banco Galicia began expanding into rural areas in the Interior, where there was believed to be a high potential for growth. Historically, the Interior was underserved relative to Buenos Aires and its surroundings with respect to access to financial services, and its population tends to use fewer banking services. Between 1995 and 1999, Banco Galicia acquired equity interests in entities and formed several non-banking companies providing financial services to individuals in the Interior through the issuance of proprietary brand credit cards. See “—Regional Credit Card Companies” below. In addition, in 1997, Banco Galicia acquired a regional bank that was merged into it, with branches located mainly in Santa Fe and Córdoba, two of the wealthiest and most populous provinces.

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

In 2001 and 2002, Argentina experienced a severe political and financial crisis, which had a material adverse effect on the financial system and on financial businesses as a whole, including Banco Galicia, but especially on financial intermediation activity. However, during the crisis, the provision of transactional banking services was maintained. With the normalization of the Argentine economy and the subsequent period of growth, financial activities began to increase, translating into significant growth for the financial system as a whole, including Banco Galicia. The provision of services continued to develop, surpassing their development pre-crisis, and financial intermediation activity resumed progressively.

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

On February 25, 2014, Grupo Financiero Galicia, which controlled 99.62% of the shares of Banco Galicia, resolved to issue an offer to acquire the 2,123,962 shares of Banco Galicia owned by third parties. On April 24, 2014, said transaction was approved by the CNV and on July 14, 2014, it was incorporated by the Argentine Superintendency of Corporations. Currently, 100% of the outstanding capital stock of Banco Galicia is owned by Grupo Financiero Galicia. See “—Grupo Financiero Galicia” above.

In addition, Banco Galicia requested to delist its shares from the BYMA to become a privately held company. Banco Galicia’s quotation was suspended on April 30, 2014. On August 21, 2014, the CNV approved Banco Galicia’s request to delist its shares from the BASE.

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

On January 12, 2017, Grupo Financiero Galicia and Banco Galicia accepted an offer made by Mr. Julio A. Fraomeni and Galeno Capital S.A.U. to purchase 100% of CFA, a subsidiary of Banco Galicia. On December 4, 2017, pursuant to Resolution No. 414, the Argentine Central Bank authorized such transaction, which was completed on February 2, 2018.

On December 27, 2017, Grupo Financiero Galicia, in its capacity as sole shareholder and holder of 100% of the capital of Banco Galicia, integrated a capital contribution of Ps.10,000 million through Lebacs. The Argentine Central Bank, through its Resolution No.35 dated January 11, 2018, approved the capital contribution and its consideration as computable capital.

In a survey conducted in 2017 by Great Place to Work®, which involved more than 76,000 employees from 121 different companies, Banco Galicia was ranked first among the best companies to work for with more than 1,000 employees.

Restructuring of the Foreign Debt of Banco Galicia’s Head Office in Argentina and its Cayman Branch

On May 18, 2004, Banco Galicia successfully completed the restructuring of US$1,321 million of the debt of Banco Galicia’s Head Office and its Cayman Branch, consisting of bank debt (including debt with multilateral credit agencies) and bonds. This amount represented 98% of the foreign debt eligible for restructuring. As of December 31, 2014, the principal amount of old debt, the holders of which did not participate in the exchange offer was U.S. $1 million.

Banco Galicia paid creditors who elected to participate in the cash offer and the Boden offer and issued (i) U.S. $649 million of long-term U.S. Dollar-denominated debt instruments, of which U.S. $465 million were Dollar-denominated notes due 2014 (referred to as the “2014 Notes”), (ii) U.S. $400 million of medium-term Dollar-

denominated debt instruments, of which U.S. $353 million were Dollar-denominated notes due 2010 (referred to as the “2010 Notes”) and (iii) U.S. $230 million of subordinated Dollar-denominated debt instruments, of which U.S. $218.2 million were Dollar-denominated notes due 2019 (referred to as the “Subordinated Notes Due 2019” or the “2019 Notes”).

In January 2010, Banco Galicia paid the last amortization installment of its 2010 Notes, for a principal amount of U.S. $34 million and in November 2010, Banco Galicia redeemed all of its 2014 Notes, for an outstanding principal amount of U.S. $102 million.

During February 2011, Banco Galicia partially redeemed capitalized interest on its Subordinated Notes Due 2019 for U.S. $90 million (and accrued interest thereof for U.S. $1.4 million), which amount was capitalized between January 1, 2004 and December 31, 2010, and was originally scheduled to be paid on January 1, 2014.

In addition, in December 2011, with respect to such notes, Banco Galicia made an advance payment of interest, including both interests that capitalized from January 1, 2011 to June 30, 2011, of U.S. $6 million, and accrued interest thereof for U.S. $0.3 million. Such payment was originally scheduled to be made on January 1, 2014.

In January 2014, Banco Galicia paid cumulative interest accrued on these notes from July 1, 2011 to December 31, 2013 for U.S. $29 million.

Grupo Financiero Galicia previously held a credit against Banco Galicia for a face value of U.S. $10 million, as a result of the acquisition from third parties of subordinated loans maturing in 2019. During fiscal year 2016, Banco Galicia prepaid its Subordinated Notes due 2019 and the subordinated loans that were to mature in 2019.

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

Due to the effects of the 2001-2002 financial crisis on Galicia Uruguay, in early 2002, the Central Bank of Uruguay suspended its activities and assumed control and management of Galicia Uruguay. In December 2002, Galicia Uruguay restructured its deposits into debt maturing in 2011. On June 1, 2004, Galicia Uruguay’s license to operate as a domestic commercial bank was revoked by the Central Bank of Uruguay, but it retained the license from the Uruguayan government’s executive branch. Control and management of Galicia Uruguay by the Central Bank of Uruguay ended on February 22, 2007. On May 15, 2009, Galicia Uruguay made available to its clients in advance U.S. $27 million, corresponding to the remaining balance of its restructured debt, which was initially due in September 2011. Having fulfilled its obligations, Galicia Uruguay’s shareholders resolved at a shareholders’ meeting held on June 30, 2010, to voluntarily dissolve and liquidate the company.

Furthermore, taking into consideration the financial condition and the evolution estimated in the liquidation process, shareholders decided to reduce the company’s computable capital in an amount equal to U.S. $2.1 million through the voluntary redemption of shares, which was carried out on October 18, 2010. During 2013 and 2014, shareholders decided to carry out two new voluntary share redemptions. These redemptions were carried out for a value equal to U.S. $2 million and U.S. $3 million, on November 18, 2013 and September 10, 2014, respectively.

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

On March 31, 2017, Banco Galicia’s Board of Directors approved the sale of its stake (58.8% of the issued and oustanding shares) in its subsidiary Tarjetas del Mar to Sociedad Anónima Importadora y Exportadora de la Patagonia (which already owned 40% of the total shares of Tarjetas del Mar). CFA also sold its stake (1.2% of the issued and outstanding shares) in Tarjetas del Mar to Federico Braun.The consideration received for such sale was approximately U.S. $5 million.

As of December 31, 2016, Banco Galicia held a 77% ownership interest in Tarjetas Regionales. Tarjetas Regionales directly and indirectly held 100% of Tarjeta Naranja and 100% of Tarjetas Cuyanas.

These companies have experienced a significant expansion of their customer bases, in absolute terms and with respect to the range of customers served, number of cards issued, distribution networks and size of operations, as well as a technological upgrade and general modernization. By mid 1995, Tarjeta Naranja had approximately 200,000 cards outstanding. As of December 31, 2017, the Regional Credit Card Companies, on a consolidated basis, had approximately 10 million issued cards and were the largest proprietary brand credit card operation in Argentina.

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

On August 10, 2017, the Board of Directors of each of Tarjeta Naranja and Tarjetas Cuyanas approved the merger of such subsidiaries, by which Tarjetas Cuyanas would merge into Tarjeta Naranja. On September 5, 2017, Tarjetas Naranja and Tarjetas Cuyanas executed a supplemental merger agreement pursuant to which Tarjeta Naranja acquired the assets and liabilities of Tarjetas Cuyanas effective as of October 1, 2017. Such merger was approved by the shareholders of each subsidiary at Extraordinary General Shareholders’ Meetings in October 2017.

Additionally, in October 2017, Grupo Financiero Galicia publicly announced its plan to undertake a corporate reorganization between Grupo Financiero Galicia and Banco Galicia as discussed above in “History and Development of the Company”.

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

The Argentine Central Bank, through its Resolution No. 85 dated February 7, 1996, registered CFA’s legal name change to “Compañía Financiera Argentina S.A.” and authorized it to operate as a financial company under the Financial Institutions’ Law, thus allowing CFA to initiate its activities on February 27, 1996.

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

On January 12, 2017, Grupo Financiero Galicia and Banco Galicia accepted an offer made by Mr. Julio A. Fraomeni and Galeno Capital S.A.U. to purchase 100% of CFA, a subsidiary of Banco Galicia. On December 4, 2017, pursuant to Resolution No. 414, the Argentine Central Bank authorized such transaction, which was completed on February 2, 2018.

Sudamericana Holding

In 1996, Banco Galicia entered the bank insurance business, through the establishment of a joint venture with Hartford Life International to sell life insurance and annuities, in which it had a 12.5% interest. In December 2000, Banco Galicia sold its interest in this company and purchased 12.5% of Sudamericana, a subsidiary of Hartford Life International. As a result of various acquisitions, Grupo Financiero Galicia owns 87.5% of Sudamericana (with the remaining 12.5% being held by Banco Galicia) which offers life, retirement, property and casualty insurance products in Argentina through its subsidiaries Galicia Seguros S.A. (“Galicia Seguros”), which provides property, casualty and life insurance, Galicia Retiro Compañía de Seguros S.A., which provides retirement insurance and Galicia Broker Asesores de Seguros S.A., an insurance broker

In addition, during fiscal year 2012 Galicia Seguros, together with three other insurance companies, created Nova Re Compañía Argentina de Reaseguros S.A., the goal of which is to increase the scope of offerings of reinsurance products in Argentina. In September 2017, Galicia Seguros sold its ownership interest in such entity.

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

Net Investment (Liquidated)

Net Investment was established in February 2000 as a holding company (87.5% owned by Grupo Financiero Galicia and 12.5% owned by Banco Galicia).

On May 16, 2017, the General Ordinary Shareholders’ Meeting of Net Investment unanimously approved the early dissolution and subsequent liquidation of the company. At such meeting, the shareholders appointed a liquidating committee that took all required actions leading to such entity’s actual liquidation, with the financial statements as of December 31, 2017 corresponding to its final liquidation. The final distribution of capital was made on January 9, 2018.

Galicia Warrants

Galicia Warrants was founded in April 1993, when it obtained the authorization from the relevant authorities to store goods and issue certificates of deposits of goods and warrants under the provisions of Law No. 9,643.

Galicia Warrants is a leading company in the deposit certificates and warrants issuance market and its main customers belong to the agricultural, industrial and agro-industrial sectors and it also serves exporters and retailers. Its main objective is to enable its customers to access credit and financing, which are secured by the property kept under its custody. Its shareholders are Grupo Financiero Galicia, with an 87.5% stake, and Banco Galicia, with the remaining 12.5%.

Business

Banking

Banco Galicia, our largest subsidiary, operates in Argentina and substantially all of its customers, operations and assets are located in Argentina. Banco Galicia is a bank that provides, directly or through its subsidiaries, a wide variety of financial products and services to large corporations, SMEs, and individuals.

Banco Galicia is one of Argentina’s largest full-service banks and is a leading provider of financial services in Argentina. According to information published by the Argentine Central Bank, as of October 31, 2017, Banco Galicia ranked second in terms of assets, deposits and loan portfolio within private-sector banks in Argentina. As of the same date, Banco Galicia also ranked second among private-sector domestic banks in terms of assets, loans and deposits. Its market share of private sector deposits and of loans to the private sector was 10.29% and 10.11% respectively, as of the end of 2017. On a consolidated basis, as of the end of fiscal year 2017, Banco Galicia had total assets of Ps.336,384 million, total loans of Ps.197,330 million, total deposits of Ps.203,504 million, and its shareholders’ equity amounted to Ps.35,821 million.

Banco Galicia provides a full range of financial services through one of the most extensive and diversified distribution platforms amongst private-sector financial institutions in Argentina. This distribution platform, as of December 31, 2017, was comprised of 306 full service banking branches, located throughout the country, 1,982 ATMs and self-service terminals owned by Banco Galicia, phone banking and e-banking facilities. Banco Galicia’s customer base, on an unconsolidated basis, was comprised of 3.9 million customers, who were comprised of mostly individuals but who also included more than 104,000 companies. Banco Galicia has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, based on internal studies undertaken by Banco Galicia, it is estimated that Banco Galicia is one of the primary providers of financial services to individuals, one of the largest providers of credit cards, one of the primary private-sector institutions serving SMEs, and has traditionally maintained a leading position in the agriculture and livestock sectors. Banco Galicia’s primary clients are classified into three categories, Wholesale Banking, Retail Banking, and Financial Banking.

For a breakdown of Banco Galicia’s revenues by category of activity for the last three financial years, see Item 5.A. “Operating Results-Results by Segments-Banking.”

Wholesale Banking

Banco Galicia’s Wholesale Banking division is organized into the following three segments: (i) Corporate, Investment Banking and Capital Markets; (ii) Wholesale Banking Customer Base; and (iii) Agricultural Sector.

Corporate, Investment Banking and Capital Markets

In 2017, Banco Galicia consolidated its leading position in the Corporate segment, both with respect to domestic and international companies, through the implementation of a business model focused on providing loan and other credit product offerings and by providing detailed and tailored advice to its customers. In addition, as the demand for longer term credit increased, the volume of major market transactions increased, contributing to a 70% increase in the Bank’s lending portfolio, as the majority of domestic companies use Banco Galicia´s financing and credit services for their transactions.

In the Investment Banking and Capital Markets segment, the Bank structured a variety of tailor-made financing products for corporate, SMEs, and agricultural businesses. In this segment, the Bank completed more than 91 transactions, 21 syndicated and structured loans, and 70 capital markets offerings, including notes, short-term securities, bills and financial trusts.

The most important categories of Peso-denominated transactions in 2017 in which Banco Galicia was involved were issuances of securities by (i) automotive companies (such as Fiat, Toyota and Mercedes Benz) in an aggregate principal amount of over Ps.1,600 million, (ii) companies affiliated with Grupo Financiero Galicia (such as Tarjeta Naranja, Tarjetas Cuyanas and CFA) in an aggregate principal amount of over Ps.3,200 million and by Banco Galicia in its capacity as an issuer in an aggregate principal amount of Ps.4,300 million, (iii) the City of Buenos Aires and the provinces of Buenos Aires, Neuquén and Río Negro in an aggregate principal amount of over Ps.39,400 million, and (iv) the financial sector in an aggregate principal amount of over Ps.19,100 million.

With respect to U.S. Dollar-denominated transactions, the most important transaction in which Banco Galicia was involved in 2017 was the repurchase by the City of Buenos Aires of notes it had previously issued and the subsequent offering by the City of Buenos Aires of new notes in a principal aggregate amount of over U.S. $400 million.

In addition, in 2017 the Bank acted as a local placement agent in foreign debt offerings by Banco Galicia and Tarjeta Naranja.

The Bank also participated in syndicated transactions in 2017 in an aggregate amount of over Ps.2,800 million and U.S. $290 million.

Wholesale Banking Customer Base

The Bank’s corporate customer base is comprised of companies from all over Argentina, with annual revenues ranging from Ps.200 million to Ps.1,500 million. The Bank works with all business sectors, except primary agricultural production. The Bank provide companies with dedicated and customized service tailored-made to their individual needs. Corporate banking services are provided by business executives and specialists in foreign trade and treasury services located in the Bank’s 20 corporate banking centers located throughout Argentina. These centers allow the Bank to specialize in regional economies and leverage synergies with local branches to meet companies’ needs.

In 2017, the Bank offered the following services to its corporate banking clients:

•	advice from experts on specific products tailored to each corporate banking client’s treasury requirements;

•	on-demand information and online customer service;

•	individualized pricing based on a company’s size;

•	competitive exchange rates;

•	access to pricing and volume in the secondary market; and

•	access to issuances in the primary market.

In addition, the Bank continued to enhance its online banking platform. The Bank shifted 70% of time deposits and 17% of check purchases to its electronic Office Banking platform, in addition to processing foreign trade operations, payments to suppliers and payroll.

With respect to customer recognition, the Bank organized more than 70 events throughout Argentina to interact with its customers and provide them with political, trade and economic updates, product training and human resources.

Agricultural Sector

The agricultural sector is Banco Galicia´s Wholesale Banking segment focused on providing products, services and attention to its various agricultural-sector clients. Banco Galicia provides such clients with a variety of services and product offerings, including credit and debit cards, loans, and financing advice from in-house financial experts.

The Bank expects that the agricultural sector will increase its corporate activity and revenues in 2018 as a result of favorable tax and business regulations passed in 2017 and it plans to attempt to maximize its offering of products and services to agricultural companies. In 2017, Tarjeta Galicia Rural maintained its leading position in this sector with a market share of approximately 53% of credit cards issued by private banks and a sales volume above Ps.9,600 million.

In 2017, more than 80 revolving credit agreements and other extensions of credit remained in force with leading companies in this sector. The Bank provided financing to several agricultural companies, including extending loans to farmers and providing other forms of financing for capital expenditures, such as financing for the acquisition of agricultural machinery, vehicles and other production goods, as well as financing for the purchase and maintenance of female breeding stock.

During the 2017 fiscal year, foreign currency-denominated financing for crop purchases further contributed to growth. The Bank continued to develop products to help regional businesses adapt to new market conditions. Improved economic conditions in Argentina led to an increase in the demand for long-term financing for investment projects, with an emphasis on renewable energy and energy efficiency, in addition to the option of settling leasing and collateral loan transactions in U.S. Dollars.

During the 2017 fiscal year, the fifteenth edition of the Excelencia Agropecuaria La Nación Award (La Nación’s Agricultural Excellence Award), was awarded to Banco Galicia, and the Revista Chacra a la Gestión Solidaria del Campo Award (Chacra Magazine’s Rural Solidarity Award) and the CAPA Award for agricultural journalism were also both awarded to Banco Galicia.

Similar to prior years, the Bank supported the research and outreach activities of Universidad Austral, actively participating in receiving delegations and developing the “3° Encuesta Sobre las Necesidades del Productor Agropecuario Argentino” (Third Survey of Argentine Agricultural Sector Needs) in partnership with Purdue University. The Bank also continued supporting the activities of the Fundación Producir Conservando, the activities of the Agronomy School of the University of Buenos Aires, and the work of Asociación Argentina de Productores en Siembra Directa (Argentine Association of No Till Farming) with the goal of spreading certified agricultural practices in Argentina. The Bank also continued supporting activities promoted by Consorcios Regionales de Experimentación Agrícola (Agricultural Experimentation Regional Consortiums) and the Líderes (Leaders) training program. The Bank also continued to actively support and participate in the advisory council of Confederaciones Rurales Argentinas (Argentine Rural Confederations) and the Sociedad Rural Argentina, in addition to other regional and rural organizations throughout Argentina. The Bank also provided support to the Centro de Estudios e Investigación para la Dirigencia Agroindustrial (Study and Research Center for Agricultural Management), which provides training to agricultural leaders. The Bank maintained an active presence on the board of the Asociación Argentina del Girasol (Sunflower Argentine Association) and other associations for Argentina’s main agricultural products.

Building on synergies with Grupo Financiero Galicia-affiliated companies, the Bank achieved a new record of insurance underwriting for an agricultural area by insuring an agricultural area of 200,000 hectares against hail. The Bank also had representatives attend 190 events, solidifying Grupo Financiero Galicia’s image as a universal brand.

Products and Marketing

Foreign Trade

The foreign trade sector focuses on providing the Banco Galicia’s clients with financial support with respect to foreign trade transactions. Banco Galicia provides such clients with a variety of products and customer services including, but not limited to, financing, payment orders, collections and guarantees.

The foreign trade volume (imports + exports) amounted to U.S. $17,501 million in 2017, which accounts for 13% of the Argentine trade exchange. Out of 134,904 foreign trade transactions, 70% were conducted through the Bank’s Office Banking platform.

As a result of the deregulation of the Argentine exchange market, there was a shift in the macroeconomic business context in Argentina, with a new focus on electronic transactions and on different forms of financial products and transactions that are better suited to take advantage of such deregulated market. The Bank focused on meeting these demands while taking into account market requirements and customer needs. The Bank conducted workshops for customers with the goal of providing them information with respect to these economic developments, focusing on discussing foreign trade and lending transactions and providing such discussions through an economist.

In addition, the Bank continued providing training to the Bank’s Foreign Trade Officers in the form of monthly meetings and semi-annual training sessions, with the goal of introducing these new financial instruments. The Bank’s participation at the school of Managers, Corporate Officers, ÉMINENT and Private Banking Officers continued during the year.

In April 2017, the Bank deployed a new Foreign Trade Service Model, seeking to simplify internal processes in order to streamline operations and improve the customer experience.

Galicia Comex, the Bank’s Foreign Trade specialized site, was relaunched in 2017 to include additional and updated content and functionalities, providing a valuable resource to customers. The Bank also introduced the Consumer Banking portal to encourage self-service, which provides information to simplify foreign trade transactions.

The Bank made progress on the Comex Project, which is expected to be complete in the first quarter of 2019. The goal of this project is to replace the systems currently used by Banco Galicia to better channel, process and manage foreign trade transactions. The Bank is also in the process of implementing a comprehensive project to manage import-related letters of credit.

Transactional Products, Investments and Insurance

In 2017, the Wholesale Banking Division focused on simplifying its client’s transactional activity seeking to reduce the number of requests by directing operations to the Bank’s electronic platform, and to streamline treasury management for all companies served by this Division.

The following transactions increased on the Bank’s electronic platform:

•	Time deposits via Office Banking, with approximately 65% of such deposits currently being made electronically for a total amount of approximately Ps.30,000 million.

•	Closing of Primary Biddings (Lebacs and Letes), removing in-person channels for the same and creating a unique customer experience.

•	Scheduled transactions for the subscription and redemption of Fima Mutual Funds, promoting investment planning and improving the performance of customers’ investment portfolios.

•	Opening of Brokerage Accounts via Office Banking.

With respect to checking accounts, the implementation of the Bank’s new clearing system optimized operations with checks in general, minimizing the associated claims.

With respect to payroll accounts, the Bank successfully implemented the first stage of its “Payroll – Massive Addition Project”, which significantly streamlined the process of setting up new payroll accounts and led to a 33% decrease in company claims associated with this process.

The Bank opened two new “Container Banks” at YPF, Luján de Cayo and Coca Cola, Córdoba. Container Banks are small branches located inside corporate offices or headquarters of Argentine companies. Furthermore, in order to streamline and facilitate customers’ treasury management and to enhance internal efficiency, the Bank focused on (i) migrating a portion of Cobranza Integrada Galicia (Galicia Integrated Collection) services to smart self-service terminals, increasing operations using these terminals from 5% to 18%; and (ii) implementing collection centers in Córdoba and General Pacheco (in northern Greater Buenos Aires) to improve cash collection.

Finally, considerable efforts were made to address discounts and price deviations in connection with collections, payments and checking accounts, attaining a 44% increase in income from services derived from these products vis-a-vis 2016, with approximately Ps.2,200 million in annual revenues in 2017.

e-platform

The Bank’s e-platform segment is focused on providing online services and products to its Wholesale Banking Division clients through three platforms – Office Banking, Interbanking and Swift. Office Banking is the Bank’s online platform for its wholesale banking clients. Interbanking and Swift are private platforms through which the Bank’s wholesale clients are able to undertake transactions with domestic and foreign counterparties. During 2017, the Bank completed improvements in Office Banking, focusing on usability, interface, and financing. The Bank also launched its Galicia Office Banking app, which provides users with the ability to authorize all online operations on their smartphone, including remote check deposit, in a secure online environment as the Bank is the first wholesale bank to implement facial recognition technology. The Bank worked on the migration of all products with digital signatures to Office Express, including Foreign Trade, and focused on the migration of customers to this platform, as well as on communication and promotion efforts. The Bank made available self-service tools to its customers, including foreign currency exchange, opening of brokerage accounts, upgrade of the FIMA model, and Stopdebit (an automatic credit stop system) of service payments.

The Bank conformed to regulatory changes by implementing the operation of “DEBIN I” and “CBU Alias”. DEBIN I is the Argentine Central Bank’s mechanism which provides for immediate debit between financial institutions. CBU Alias is a new reference banking system that clients can select to identify their bank accounts, in lieu of the reference number automatically assigned by a client’s respective bank. The Bank also improved the usability and design of Galicia Rural and Galicia Comex products.

The Bank made progress on the following opportunities: Posición Consolidada (Consolidated Position), Préstamo Inmediato (Immediate Loan), Mis Pagos (My Payments), electronic payment vouchers, service electronic payment, Cobranza Integrada (Integrated Collection), and automatic addition of customers at the time of the account opening.

There was a 34% increase in transactions in 2017 as compared to 2016. With respect to electronic transactions, there was a 22% increase in the use of the Bank’s three platforms (Office Banking, Interbanking and Swift) in 2017 as compared to 2016.

With respect to Interbanking, in 2017 the Bank migrated a large portion of the Bank’s core system, which handles payments to the SAP “Payment Engine”, to an online platform, which will provide benefits in payment optimization and will allow us to communicate directly with companies’ SAP teams.

With respect to Swift, the Bank continued increasing the number of companies operating in a fully automated environment and are working to comply with CSP security standards.

Retail Banking

The Retail Banking Division manages Banco Galicia’s business with individuals from all income brackets and with businesses, retailers and professionals. Retail Banking provides a wide range of financial products and services related to transactions, loans, and investments. On the transactions side, Banco Galicia offers its customers checking and savings accounts, credit and debit cards, and payroll direct deposit, among other services. Banco Galicia’s customers have access to its services through its branch network as well as through its electronic distribution channels. The Bank’s Retail Banking Division offers various types of loans (i.e., personal loans and mortgages) and time deposits (in Pesos or foreign currencies). See “—Sales and Marketing.”

In 2017, Retail Banking continued to focus on implementing its commercial strategy, focusing on offering products tailored to the unique needs of each of the following segments: Business and SMEs, ÉMINENT, Private Banking and Mass Market. The following are the major challenges that the Bank believes this division will face in implementing this strategy for the period from 2017-2020:

•	To build, along with all the Bank’s sectors, a customer-oriented culture.

•	To lead the digital transformation in the financial market, keeping ahead of new competitors.

•	To further elaborate the Bank’s multichannel product platforms in order to deliver the best customer experience.

•	To reinforce strategies by segment in order to maintain the leadership position.

•	To develop innovative products and services.

With a focus on the customer, Retail Banking has incorporated the Customer Contact Center with the goal of increasing customer satisfaction and loyalty.

The Retail Banking Division’s customer base grew 9% in 2017, reaching 2.8 million customers.

Segments

Business and SMEs

The Business and SMEs segment is focused on providing financing and other financial products and services to businesses not serviced by the wholesale banking division, and small- to medium-sized companies. Banco Galicia provides such clients with a variety of services and product offerings, including financial products, payroll services, discount checks and foreign trade transaction support. In 2017, the Bank continued to develop and implement value-generating proposals for Galicia Business and SME customers, in addition to providing attentive, tailored-customer service. According to private surveys, in 2017 this segment had a leading position in Argentina in terms of overall customer satisfaction, increasing the gap between the Bank and its competitors.

The customer base of the Business and SMEs segment recorded an increase of 5,000 customers in 2017 and maintained its leadership position among Argentine financial institutions in the sector, with a market share of 34%. The most important business achievements were a 15% increase in payroll accounts, the placement of loans for over Ps.15,000 million in the SMEs segment, and the market leadership in terms of consumer purchases made using the Galicia Visa Business. During the last quarter of 2017, the Bank executed an action plan aimed at attracting new retailers and resulting in a doubling in the number of applications by retailers for brand credit cards. In 2017, the Bank introduced the ability for simplified stock companies (which can be incorporated online in less than 24 hours and have less stringent initial capital requirements) to apply for an account with the Bank online through a streamlined system.

In 2017, four “Buenos Negocios” (Good Business) meetings were held and the Bank continued to add content generated by experts in SMEs to the buenosnegocios.com portal to provide customers with information regarding good business practices.

The Bank also participated in twelve trade fairs, in order to have direct interaction with certain corporate clients and promote “Préstamo Eslabón”, a 12-month credit facility with an immediate 0% interest rate, which offers a long-term payment option at a 15% interest rate. Such facility is aimed at financing machinery, software, consulting services or booths at such trade fairs.

In 2017, the Bank held the first edition of the SMEs Awards of Banco Galicia and Clarín. The awards were split into four categories: Family, High Global Impact, Innovation, and High Social and/or Environmental Impact.

Galicia ÉMINENT

Galicia ÉMINENT is a segment of the Bank which is a service aimed at high-income customers.

As of December 31, 2017, Galicia ÉMINENT grew 28% as compared to December 31, 2016 as a result of an in increase new customers. Investments, such as time deposits, FIMA mutual fund investments and Lebacs, increased 110% year-over-year as the Bank continued to pursue its strategy to position itself as an investment bank. With respect to its customer service model, it has continued leading the Net Promoter Score (“NPS”) by 41%, with outstanding performance in the promotion attributes: Channels, Customer Service, Problems, Product and Reputation. NPS is a private online survey conducted by the Bank that gauges overall customer satisfaction and loyalty based on customers’ willingness to recommend a brand to others.

Galicia Conecta, the Bank’s exclusive service for Galicia ÉMINENT clients through which a Bank employee has direct contact with clients on WhatsApp, had over 17,000 customers as of December 31, 2017 and maintains a competitive advantage in Argentina by focusing on the customer experience and offering simple and dynamic processes. In addition to positioning the Galicia ÉMINENT brand as a premium and distinct service, the Bank opened “La Isla” (The Island) with the goal of providing clients with branches that provide additional amenities. The Bank also continued to market the brand through the “Quiero! Viajes (I Want! Travel)”, “Conecta”, and “Investments” campaigns to continue to attract customers from a variety of backgrounds and age groups through its diversified offerings and brand recognition.

Mass Market

Mass Market is a segment of the Bank which primarily is focusing in upper middle-class customers, lower middle-class and entry level customers. In 2017, as the Bank continued to build a customer-oriented culture, the General Income segment prioritized the development of customers’ eligibility for additional credit lines and products.

With respect to self-service, the Bank undertook several initiatives in 2017, such initiatives primarily focusing on the migration to electronic statements for customers served by this segment, up from 67% to over 75%. Several campaigns were also held to move the exchange of Dollars to Pesos, deposits, transfers and withdrawals to the online banking platform. The growth of customers interannually was 8.8%, improving the customer portfolio structure as a result of indirect and online sales channels.

The Bank also worked to improve the sales of products and services from other segments to customer of its General Income segment. In addition, the Bank was able to increase the sales of its insurance products to the General Income segment, thereby contributing to an increase in its insurance market share and income from such services. The Bank developed the capacity to make upgrades through its Online Banking platform, thus allowing for the extension of personal loans online, which such activity increased from 17% to 40% in 2017. The credit and debit cards business grew during 2017, with a 37% increase in purchases, as compared to 2016, and over 248 million transactions.

The Bank continued to monitor its NPS results and take steps to continue to improve the same during 2017. As of December 31 2017, the Bank ranked first among financial institutions in Argentina based on the NPS results at such time, with an increase of 12 points as compared to the NPS results for the year ended December 31, 2016.

Galicia MOVE continued to focus on increasing the number of young customers served by this segment through digital marketing efforts. Early in the year, the Bank focused on customer activation and development, delivering more relevant communications through new communications channels like Instagram, where the account experienced a fivefold increase in the number of followers. During the second stage, the Bank started to devise the strategy to transform Galicia MOVE into a digital proposal, which was officially launched in the market in November, consolidating the concept of a “bank without branches, 100% online” as a differentiating brand attribute. The Bank currently has over 110,000 Galicia MOVE customers.

Private Banking

Private Banking offers distinctive and professional financial services to high-net worth individuals through the management of their investments and the provision of financial advisory services. Private Banking offers its customers a wide range of domestic financial investment alternatives, such as deposits, FIMA mutual funds, government and corporate securities, shares and trusts where the Bank acts as a dealer.

One of the Private Banking premises, in line with the Bank’s strategy to differentiate itself from competitors through service quality, is the preferential treatment of its customers. In order to maintain high service quality, the service has highly-trained officers, an investment center that operates from 8 a.m. to 6 p.m., a wide network of ÉMINENT officers, and exclusive customer service areas at the Bank’s branches and its headquarters, located Reconquista 228 in Buenos Aires.

Products

Certain of the key products offered by the Retail Banking Division to its client are the following:

Agreements and Payroll

Agreements and Payroll are comprised of product offerings to businesses to conduct their payroll transactions and account services for their employees.

In 2017, the Bank increased the number of payroll customers by 2% and the credited salaries by 34% as compared to 2016. The Bank also generated an increase in the average salary earned by employers at the business representing these new accounts, with such increase being 16% above inflation. As in other sectors, the Bank focused on improving the customer service experience and improving efficiency.

The Bank strengthened partnerships with several businesses, including but not limited to, the Bar Association of the City of Buenos Aires, the Argentine Dental Association, and the Argentine Neurosurgery Association. Furthermore, the Bank continued supporting the educational community and providing benefits to families in more than 130 schools that use Banco Galicia for their transactions.

Claims declined 41% during 2017 as a result of efforts focused on customer contact, improved advice, and immediate response to customer questions or issues.

Investments

Investments is comprised of products tailored to clients seeking to maximize returns on their deposits and provides clients with the ability to invest in mutual funds, bonds and stocks.

In 2017, the Bank achieved significant growth in diversifying its retail customers’ investments, notably in the following products:

•	Peso-Denominated Deposits: Increased 28% (Ps.17,629 million) as compared to 2016, maintaining the same mix of transactional deposits and time deposits in 2017 as compared to 2016. Transactional deposits and time deposits increased, Ps.9,475 million and Ps.8,155 million, respectively.

•	Dollar-Denominated Deposits: Increased 34% (Ps.14,195 million) as compared to 2016 as a result of the ongoing proceeds from the Tax Amnesty Law enacted in 2016, with 84% of such deposits in savings accounts.

•	Mutual Funds – FIMA: Increased 160% (Ps.23,300 million) as compared to 2016 as a result of the low initial fee (Ps.100/U.S. $100), which attracted new customers interested in making an investment.

•	Bonds and Shares: Increased 83% (Ps.17,150 million) as compared to 2016. Bond investments increased 80% (Ps.14,132 million) as compared to 2016, while equity investments increased 96% (Ps.3,017 million) as compared to 2016. The increase in bond investments was accompanied by an increasing demand for Lebacs.

Retail Banking experienced 51% inter-annual growth in Investments or Ps.72,300 million. Such amount is composed with the following mix: Peso-Denominated Deposits 38%, Dollar-Denominated Deposits 26%, FIMA 18%, and Bonds and Shares 18%.

The Bank improved its self-service product offerings and platforms for customers to make their investments in a secure and fast manner, including:

•	UVA-adjusted time deposits through Online Banking and via telephone.

•	Allowing customers to bid for Letes (treasury bonds), via Online Banking, by direct debit from their Peso-denominated or Dollar-denominated accounts.

•	Extending the hours to exchange Dollars on Mobile Banking until 9 pm.

•	Extending the operating hours for subscriptions and redemptions until 4 pm for all FIMA funds.

•	Business and SMEs segment customers could bid for Lebacs and Letes through Office Banking and the Bank is working to enable the online trading of bonds and shares.

Personal Loans

The Bank’s personal loan portfolio is focused on providing personal loans to its existing clients. During 2017, Banco Galicia increased its personal loan portfolio 88%, as compared to 2016, to Ps.17,629 billion (as of December 2017), accounting for a 59 basis point (hereinafter, “b.p.”) increase in its market share in this sector. During 2017, the Bank provided personal loans to 9.08% of its existing clients. As part of its retail banking commercial strategy, the Bank began offering UVA-adjusted personal loans not tied to a specific use. The Bank also implemented a new sales strategy pursuant to which the Bank offered customers tailored loan products and increased hours of banking operation. The main point of execution for such personal loans was the Bank’s online banking platform, whereas historically most personal loans were obtained in its branches.

Insurance

The Bank’s insurance business is focused on offering a varierty of insurance products to businesses and individuals that provide coverage to protect business property, people and assets, as applicable. Banco Galicia continues consolidating its position as one of the leading banks in the marketing of insurance products through its wide variety of insurance policy offerings and its reputation for good customer service through its branches, telephone customer service and online platforms.

The Bank’s insurance business continued to grow in 2017, with more than 400,000 new insurance policies and an increase in income of more than Ps.105 million as compared to 2016. The Bank currently provides over 1.65 million of coverage with respect to property and personal insurance policies. In 2017, the Bank successfully launched sales of insurance policies through its Online Banking platform, which was primarily used by customers in the purchase of automobile insurance.

With respect to product development, Banco Galicia increased the number of policies outstanding for unemployment insurance (with 59,000 policies outstanding as of the end of 2017) and for theft insurance, with the growth in its theft insurance sector being driven by the issuance of over 80,000 policies in 2017 for mobile phone theft protection. Insurance products for individuals also grew significantly in 2017, in particular life insurance policies, with over 64,000 life insurance policies issued by the Bank outstanding as of the date hereof.

Credit Cards and Promotions

The Bank’s credit cards and promotions business is focused on developing effective promotions and marketing strategies to increase customers and customers’ use of the Bank’s credit card products. The Bank’s credit and debit card business continued to grow during 2017, with a 37% increase in purchases, as compared to 2016, and over 248 million transactions conducted during the year. For 2017, the Bank had a 12.3% market share in the use of credit card and debit card purchases in Argentina.

During the year, Banco Galicia issued over 406,000 basic credit cards and 269,000 additional credit cards, totaling approximately 4.1 million authorized credit cards. With 6,600 business agreements, the Bank provides benefits to its customers at 12,000 stores across various industries throughout the country.

Consumption amounting to Ps.8,500 million was financed through the “Ahora 12” (Now 12 Installments) program, including the “Ahora 3, 6, 12 and 18” (Now 3, 6, 12 and 18 Installments) plans.

Quiero! Fidelity Program (“I Want! Loyalty Program”)

Quiero!, is a program that rewards customers for using the Bank’s payment methods for purchasing products. This benefits/loyalty program continued to grow in 2017 and has received positive feedback from customers in terms of satisfaction and value. According to market research, Quiero! was considered one of the best benefits programs in Argentina in 2017, particularly among customers who have redeemed points in exchange for rewards.

Out of the over 1.1 million customers subscribed to Quiero!, 44% redeemed points at least once in 2017. More than half such redemptions were in exchange for discounts in respect of the 1,500 brands available in the catalog, 350,000 redemptions were in exchange for experiences, 70,000 redemptions were in exchange for catalog products and 70,000 redemptions were exchanged on the Bank’s Quiero! Viajes (I Want! Travel).

A significant number of the Bank’s high-income customers (84% of such customers the redemption program) use their accumulated awards points to purchase high-priced items in the catalog. The Bank’s medium and low-income customers, however, also use their awards points to obtain discounts on products or travel and to purchase products and services for sale through the Bank’s loyalty program.

During 2017, the Bank expanded the benefit offerings in the Quiero! program, including:

•	A new partnership between Iberia and Banco Galicia, which provides customers with the opportunity to redeem points for miles under Iberia’s frequent flyer program, as well as the ability to use points to upgrade to business class and purchase tickets to international destinations.

•	An expanded number of post-purchase discounts, which provides customers with the opportunity to redeem points to obtain discounts on already purchased items, with an improved points-to-discount ratio.

•	Improved offerings in the Bank’s voucher redemption program, targeted at its lower point-earning clients, which accounts for 23% of redemptions (including, but not limited to, movie and theater tickets, dinners vouchers or outdoor entertainment).

While the Quiero! program continues to grow, the Bank is working to improve efficiency in the point redemption program, have a lower impact on its income statement, and allocate its resources to customers based on their use of its products.

Digital

This area of the Bank focuses on its digital services for its Retail Banking Division clients. In 2017, Banco Galicia continued strengthening its digital strategy, which focused on improving the Bank’s digital capacity and product offerings. The use of the Bank’s mobile platform has increased since its launch in late 2016, with 7 million monthly interactions during 2017, as compared to 9 million interactions through its Online Banking platform. The Bank’s mobile platform ranked first in client use for certain of its product offerings, including currency trading and investments. In 2017, 53% of total personal loans were entered into through either the Bank’s mobile or Online Banking platform, an over 100% increase as compared to the 2016. The Bank consolidated digital operations and multidisciplinary teams, which allowed the Bank to implement its digital strategy noted above.

The Bank launched a new and fully redesigned online banking platform, emphasizing user-friendliness and interface. The Bank’s customers conduct most of their transactions through this platform, with more than 1.2 million customers logging onto the site annually to undertake a variety of transactions.

The Bank developed new functionalities for both mobile banking and online banking platforms in order to reduce the need for customers to physically visit its branches or call the Bank’s call centers. Some of the new functionalities include extended hours for certain transactions, such as transfers and Dollar exchange transactions. The Bank launched a “token” product within its mobile banking app to gradually and securely eliminate the need for physical debit cards. The Bank also implemented the ability for customers to make appointments at branches from the mobile banking app. The Bank’s mobile banking app currently has a four-star rating at the online app store, which leads the financial industry in Argentina in terms of digital product offerings.

The Bank is also working to streamline its messaging interface with customers, use data modeling to leverage its business, and employ its cognitive intelligence platform (known as Watson) to generate automated interactions with its customers, increasing contact efficiency and delivering a better customer experience.

With respect to digital innovation, the Digital Innovation Lab continued working on (i) communicating trends both internally and externally; (ii) developing prototypes (such as checking account balances through devices like Amazon Alexa, among others); and (iii) working on an application programming interface (“API”) platform to support interactions with third parties in a simple manner to serve the Bank’s customers’ financial needs. This initiative was put in place by holding a new “hackathon”, at which the Bank opened its doors to encourage collective innovation. This was a 36-hour long event, at which 20 teams developed customer solutions within the Bank’s open API platform.

Furthermore, the Bank relaunched Galicia MOVE as part of its digital strategy in order to remain competitive as an innovative bank and compete with new digital competitors. A distinctive aspect of this initiative was the development of a new and fully digital customer activation channel, featuring biometric validation and digital files. Customers may open accounts by populating their basic data and taking a selfie and a photo of their IDs, thus eliminating the need for signatures and paperwork.

In 2017, the Bank finalized its digital transformation plan for the next three years, which involves implementing additional strategies to improve the customer experience, efficiency, and management efforts. The plan entails a six-pronged approach, which includes: Digital Marketing, Process Optimization, Advanced Analytics, IT Road Map, Dynamic Methodologies; and Culture, Organization and Talent.

Branch Network

Branches

The Bank has an extensive branch network in Argentina. In 2017, the Bank continued working to transform its physical network to a multi-format network in order to continue expanding and increasing its customer base. The Bank created new layouts to within its branches to improve customers’ experience and efficiency and developed new, simplified service models. By year end, 27 new business units were added to the Banco Galicia branch network, each featuring different formats.

The Bank implemented the Comprehensive Management System across its network of branches. The Bank’s main goals with this system were to develop business, increase its customer base, improve efficiency, and improve customers’ experiences. With a view towards such goals, the Bank provided additional training to area supervisors, network managers, and officers. The Bank also implemented a new employee incentive plan to encourage employees to develop business and increase its customer base.

Red Galicia 24 and Self-Service Terminals

Banco Galicia also has one of the most extensive self-service networks in Argentina. At the end of 2017, the Bank had 1,956 self-service stations (992 ATMs and 964 terminals), distributed throughout branches, banks and other locations, such as gas stations, hypermarkets and shopping malls.

The number of transactions at ATMs and self-service terminals increased 13%, as compared to 2016, and almost 135 million transactions were performed through ATMs and self-service terminals. The average amounts per withdrawal increased by 16% in 2017. The Bank also added 240 pieces of equipment to its ATMs and terminals with the ability to sort banknotes according to their fitness for use, selecting the best quality notes for ATMs. In December 2017, the Bank added the capacity for ATMs to dispense Ps.1,000 notes. At the end of 2017, Banco Galicia had the best ratio in “Cash Availability at ATMs”, as compared to the rest of the banks within the Banelco network.

Indirect Channels Division

In 2017, the Indirect Channels Division, whose mission is to develop internal and external channels to attract new customers, efficiently marketed Consumer Banking products and improve customers’ experience, adding more customers.

This division is composed of (i) the Retail Sales Unit, a sales force focused on cross-selling, attracting of customers with direct payroll deposit, attracting SMEs accounts; (ii) the Indirect Sales Channel, focused on attracting customers through agreements with third parties; and (iii) the Commercial Planning of Telephone Banking, focused on attracting customers and cross-selling through internal and external call centers.

Public Relations

With respect to public relations and communications, the development of digital media had a significant impact in 2017.

Mass Media Campaigns

2017 marked the ninth anniversary of “Marcos” and “Claudia” as spokespersons in commercials, including those to promote the benefits of ¡Vamos los Jueves! (Let’s Go on Thursdays), personal and mortgage loans, and Quiero! Viajes, the goal of which is to improve brand awareness.

In 2017, the Bank also launched the “Quiero! Points” advertising campaign, the focus of which was to increase awareness and knowledge of the benefits for customers with respect to travel, products, or discounts available under the Bank’s loyalty rewards programs. This campaign yielded outstanding outcomes both in top of mind and brand awareness, leading YouTube’s “Brand Lift” five times during 2017, a monthly ranking of the ten most-viewed Argentine commercials on YouTube.

As discussed above, as part of its digital strategy, the Bank relaunched Galicia MOVE under the motto of “Muevete para todo menos para ir al banco” (Move for Everything but to Go to the Bank). With a young, fresh and dynamic message targeted at the digital native audience and early adopters, the Bank communicated the ease of which one can become a customer of the Bank (which can be done even with just a selfie) and to undertake transactions. Galicia MOVE is the Bank’s digital proposal; it is simple and embraces a service model based on mobile devices, eliminating the need for stopping by at a branch.

Digital Communication

Throughout 2017, the Banks continued to improve its digital marketing through a variety of comprehensive initiatives, prioritizing matching digital marketing efforts to the correct target audience based on interest and relevance with customized messages. In order to target customers with customized messages, the Bank generates content, such as banners and advertising on its website and online banking platforms, using real time decision information.

The Bank also emphasized digital communication to provide customers with information regarding self-service features, such as its mobile banking app and online banking platform, as well as third party banking channels such as the Todo Pago app. The Bank also employed digital communication to improve the customer onboarding experience (the first 120 days with the Bank) and to follow-up on use of its products. Furthermore, the Bank simplified its communications as to how to generate the passwords required to transact across channels: ATMs, self-service terminals, Fonobanco and digital channels.

With respect to the buenosnegocios.com site, the Bank generated content on financial literacy, economic issues, financial success cases, and training targeted at SMEs and entrepreneurship. The Bank also continued to promote its brand through social network platforms, including the promotion of Experiencia Galicia (Galicia Experience), internal job postings, young professionals programming, the opening of new branches and employee benefits.

Branches

With respect to remodeling existing branches and opening new branches, the Bank prioritized self-service offerings in order to streamline transactions and improve efficiency for customers visiting its branches. The Bank introduced “self-service islands” at new branches for customers to efficiently carry out transactions and improve the network’s NPS.

In order to continue to improve the Bank’s brand image with a view towards customer experience, the Bank reviews its service models and how a customer would use a branch. This Bank’s public relations team works together with its engineering and customer service departments in order to make any adjustments.

Loyalty and Relationship Events for Retail and Wholesale Banking

The Bank launched the SMEs Awards in association with Clarín newspaper (which has significant recognition in the SMEs segment). The goal of the SMEs Awards are to recognize Argentine SMEs with outstanding performance in the following categories: Innovation, Family-Run SMEs, High Global Impact, Golden SME Award and Track Record. The awards were held in Galicia Square in order to introduce its recently opened corporate headquarters.

In 2017, the Bank held four “Good Businesses” meetings in Rosario, Salta, Buenos Aires and Neuquén, at which over 2,700 individuals (both customers and prospective customers) convened to learn about marketing tools, management, networking and innovation. These meetings received significant coverage from each city’s local media thereby contributing to increasing the profile and positioning of the Bank’s brand in the SMEs community.

The Bank sponsored the Expoagro exhibition in San Nicolás, reaffirming its commitment to the agriculture and livestock sector, and held the Excelencia Agropecuaria La Nación—Banco Galicia Award (La Nación-Banco Galicia’s Agricultural Excellence Award), an award and reception that convenes the main participants of the agriculture and livestock sector. The Bank and its Galicia Rural brand had a strong presence at the Exposición de Ganadería, Agricultura e Industria Internacional (International Livestock, Agriculture and Industry Exhibition), strengthening its position as a bank supportive of the agriculture and livestock sector.

Financial Banking

The Financial Banking Division includes the Commercial, Financial Entities, Public Sector, Products, Information Management, and Support areas. Additionally, it is also responsible for the mutual funds business as it is the main distribution channel for mutual funds.

Commercial Division

The Commercial Division is responsible for consolidating the Bank’s position in the Institutional Customer segment (Insurance Companies and Mutual Funds), and acting as the investment channel for its corporate clients.

Certain of the Commercial Division’s responsibilities include reinforcing the cross-sale of financial products, developing new segments, and encouraging the use of transactional products to promote the development of new customers. As a result of such efforts in 2017, Banco Galicia led NPS indicators (Banco Galicia 46%, HSBC 17%, and ICBC -6%) and the eligibility indicators, in each case in Argentina.

Within the Commercial Division, Lebacs were the most important asset in 2017, as trading volumes in respect of the same grew significantly. Ps.339,038 million Lebacs and Ps.1,373,708 million Lebacs were traded in the primary and secondary market, respectively. Transactions within the Commercial Division increased by 73%, with 1,070 monthly transactions in January 2017 and 1,852 monthly transactions by December 2017, with a total of 17,800 transactions for 2017.

Financial Institutions

The Financial Institutions Division is responsible, at an international level, for managing the Bank’s business relationships with partner banks, international credit agencies, official credit banks and export credit insurance companies, and, at a domestic level, with banks, financial companies, exchange houses, and other entities that carry out related activities.

Similar to prior years, bilateral meetings were held in 2017 with the most active international partner banks, through which the Bank obtained the different products and services offered to its customers. The credit lines obtained by the Bank from partner banks, the IFC, IDB Invest and the Andean Development Corporation helped the Bank to have the capacity to meet the increasing number of applications for letters of credit and standby letters of credit from customers, as well as its customers’ financing needs.

In light of recent economic deregulation in Argentina, Banco Galicia was able to strengthen its relationships and take advantage of business opportunities with multilateral agencies and official credit banks, such as the IFC, IDB Invest, the Andean Development Corporation, the FMO, Proparco, the National Economic and Social Development Bank, the DEG, the KFW and the OFID, among others, with the goal of broadening its offerings of mid- and long-term credit lines to finance investment projects in the agricultural, energy and renewables sectors.

Furthermore, in line with Argentina’s renewed access to the international markets, the Bank was the exclusive sponsor of “2017 IIF Argentina Financial Summit”, a business forum held in March 2017 in Buenos Aires organized by the Institute of International Finance, which brought together influential figures from international and local economic and financial sectors. The Bank also reestablished business relationships with leading European export credit insurance companies (such as Hermes, COFACE, SACE, and Cesce, among others), with the goal of offering medium- and long-term credit lines to its customers for the import of capital goods.

Domestically, the Bank continued to identify business opportunities with financial institutions, emphasizing repeat interactions and business, reciprocal relationships and long-term partnerships.

Public Sector

The Public Sector Division seeks to position Banco Galicia as the leading bank used by the public sector for obtaining transactional, investment and financing products. The Bank continued to build its business relationships with the public sector in 2017 through regional expansion and implementation of a new service protocol to increase its presence in this sector. As a result of political changes, there was a high level of turnover in the leaders of public sector agencies and governmental officers at the federal, provincial and municipal level. Many of the new officers came from the private sector, thus leading the Bank to adjust its strategy in this division. As a result of the foregoing, the Bank’s managed portfolio of public sector loans increased 70% as compared to 2016.

Product Division

The Product Division is primarily responsible for the management and administration of foreign currency positions, derivatives instruments and government and corporate securities for both proprietary trading or investments. The Bank also provides brokerage services to institutional and international corporate or individual customers. Furthermore, the Product Division is also responsible for developing and applying investment strategies based on the risk parameters determined by the Board of Directors. By providing comprehensive financial strategic advice, Banco Galicia was able to maintain a leadership position in the Argentine capital markets offerings based on debt origination and structuring for local issuers.

The Bank’s investor base grew significantly in 2017, in particular with respect to banks, brokers, investment funds, private banks, as a result of the favorable economic conditions. The increase in fixed income trading volumes contributed to Banco Galicia’s rise to second place MAE ranking for government securities held by third parties in 2017, with a significant number of such investors also interested in primary offerings going forward.

In the foreign exchange market, the total foreign exchange volume traded among banks in the MAE increased 76% from U.S. $120,925 million in 2016 to U.S. $212,294 million in 2017, while the volume traded by the Bank rose by 54%, from U.S. $16,925 million in 2016 to U.S. $26,023 million in 2017, thus occupying the second place in the ranking. In 2017, Banco Galicia also maintained its second position in the MAE’s ranking in the futures market with a total volume of U.S. $2,854 million in 2017, and ranked fourth in ROFEX’s ranking. The foreign trade volume transacted amounted to U.S. $17,501 million, a 15% increase as compared to 2016. In addition, Dollar trading performed well, increasing to U.S. $5,799 million in 2017 from U.S. $3,098 million in 2016.

The total volume traded in fixed income through the MAE increased 97%, from U.S. $279,949 million in 2016 to U.S. $573,756 million in 2017. Banco Galicia ranked first in total fixed income trading for the sixth consecutive year, increasing 94% to U.S. $83,201 million in 2017, as compared to 2016, in total volume traded and a 15.5% market share. It should also be noted that Banco Galicia maintains the first place in the MAE’s Market Makers ranking with 23.1% of the market share.

With respect to primary issuances, the Bank had an 86% increase as compared to 2016 in placements with Ps.32,754 million placed in 2017, contributing to its first place in the MAE’s consolidated ranking of placement agents (notes, trusts and sub-sovereign securities in the aggregate), a 16.3% market share in Argentina.

Customer Experience

In order to improve customers’ experience and prioritize projects focused on customer experience and efficiency, the Organization Division merged into the Bank’s Customer Experience sector. With a view towards this goal, the Bank implemented projects to increase revenues and improve the customer experience and efficiency through fraud prevention tools, the addition of self-service features, the strengthening of control processes, the addition of foreign trade products, and the rollout of a new investment platform.

The Bank also implemented a new, simpler approach to corporate PMO management. In 2017, the Bank carried out three major projects aimed at improving customers’ experience:

•	Complaint Resolution: In 2017, the Bank implemented new training and service protocols in communication channels, achieving a 35% decline in the claims-to-total number of customers’ ratio in 2017 as compared to 2016. During the fourth quarter of 2017, the Bank implemented a pilot “first contact resolution” project, which resulted in an increase from 0% to 3% in first contact resolution. The Bank’s goal is for complaints to be resolved upon initial contact with the Bank at least 50% of the time by the end of 2018.

•	Delivery: The Bank defined and implemented a sustainable governance model to effectively manage its day-to-day credit card distribution processes. By the end of 2017, the Bank had opened 34,000 new payroll accounts per month. In addition, as a result of joint work with the service channels, 90% of the products ceased to be delivered at branches, but rather at customers’ preferred address, leading to a 20% increase in product deliveries to customers. The Bank made progress in the development and implementation of a new tool to deliver products which are returned to the Bank as a result of delivery failures, resulting in improvements in product visibility and in efforts to deliver the products to customers.

•	Onboarding: The Bank designed, jointly with the customer and communication platforms, the customer purchase experience through the various communication channels based on the redesign of the purchase process, delivery, welcome to the Bank, and assistance with the product set-up and first use. Most importantly, Galicia’s certified sales to external vendors, service protocols, and channel roles played critical roles in the onboarding process.

Consumption

Through its regional credit-card companies (including Tarjeta Naranja S.A., which acquired Tarjetas Cuyanas assets and liabilities effective October 1, 2017) and CFA (which was sold in February 2018), Banco Galicia offers financing to low- and medium-income customer segments.

Regional Credit Card Companies (“Tarjetas Regionales”)

Tarjeta Naranja and Tarjeta Nevada continued consolidating their leading position in the regional credit cards market in 2017. According to official data and private market studies, the Bank is the primary issuer of credit cards domestically and is ranked as the leading credit card brand in rural areas of Argentina.

In December 2017, Tarjeta Naranja and Tarjeta Nevada collectively issued 3.4 million account statements, 1% more than in 2016. Authorized cards totaled 9.1 million, including Naranja Clásica, Naranja Visa, Naranja MasterCard, Naranja American Express, Nevada and Nevada Visa. In addition, purchase transactions at stores increased 5% as compared to 2016.

Our managed credit portfolio reached Ps.51,288 by December 31, 2017, a 21% increase year-over-year. Accumulated turnover at stores amounted to Ps.131,340 million, a 29% increase year-over-year. As of December 31, 2017, Tarjetas Regionales’ net income was equal to Ps.2,745 million, a 92% increase as compared to 2016. During 2017, the Regional Credit Card companies had a 8.79% average return on assets with respect to fixed income investments and a 42.70% average return on shareholders’ equity as compared to 5.81% and 29.45% in 2016, respectively.

Net operating income for 2017 was equal to Ps.12,662 million, a 41% as compared to 2016, with a 51% increase in gross brokerage margin and a 34% increase in net income from services. In 2017, the provision for loan losses was equal to Ps.2,018 million, a 31% increase as compared to 2016. At December 31, 2017, following the merger between Tarjetas Cuyanas and Tarjetas Naranjas effective October 1, 2017, Tarjeta Naranja’s payroll employees totaled 3,829, a 12% decrease as compared to 2016.

Tarjeta Naranja, Tarjetas Regionales’ main subsidiary, will continue to rely on its strategic pillar of “Organizational Culture and Customer Experience” to grow its customer base and business. For a breakdown of the Regional Credit Card Companies’ revenues for the last three fiscal years, see Item 5.A. “Operating Results—Results by Segments—Regional Credit Cards”.

Compañía Financiera Argentina

CFA, a leader in consumer personal loans to low- and medium-income customer segment, is a non-banking financial institution regulated by the Argentine Central Bank. CFA competes with government-owned and privately-owned banks. As of December 31, 2017, CFA had approximately 480,000 customers. CFA had 1,117 employees in 94 branches throughout Argentina. CFA’s net income was equal to Ps.274 million as of December 31, 2017, a 20% decrease as compared to 2016. CFA’s shareholder’s equity was equal to Ps.1,240 million in 2017. The ratios of return on average equity and on average assets in 2017 were 22.53% and 3.86%, respectively.

Net operating income for 2017 was equal to Ps.2,426 million, a 43% increase as compared to 2016, with a 47% increase in gross brokerage margin and a 16% increase in net income from services. In 2017, the provision for loan losses was equal to Ps.602 million, a 74% increase as compared to 2016. As of December 31, 2017, the loan portfolio, net of allowances for loan losses, was equal to Ps.6,952 million, a 41% increase, as compared to 2016.

On January 12, 2017, Grupo Financiero Galicia and Banco Galicia, as controlling shareholders of CFA, accepted an offer from Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. to purchase 100% of their shares in CFA. The Argentine Central Bank approved such sale on December 4, 2017 through Resolution No. 414. For additional detail regarding CFA’s revenues for the year ended December 31, 2017, please see Item 5.A. (“Operating Results—Results by Segments—CFA”).

Galicia Seguros

Galicia Seguros provides property and casualty and life insurance to customers. Its most significant business is group life insurance, including employee benefit plans and credit-related insurance. With respect to property and casualty insurance products, Galicia Seguros primarily underwrites home and ATM theft insurance. Galicia Retiro provides annuity products and Galicia Broker is an insurance broker. All such subsidiaries operate exclusively in Argentina and total insurance underwriting for these three subsidiaries was equal to Ps.3,254 million in 2017.

In 2017, the insurance subsidiaries continued to focus on increasing sales across these three brands. In 2017 annualized premiums increased to Ps.1,662 million, a 57% increase as compared to 2016.

In 2017, Law No. 26,425, which created the Argentine Social Security Integrated System (Sistema Integrado Previsional Argentino), also ended pension-linked life annuities, the main product marketed by Galicia Retiro. As a result, Galicia Retiro’s business plan is now aimed at maintaining its current business and analyzing market conditions in order to assess whether to re-launch voluntary retirement products (for both individuals and groups). Through Galicia Seguros, the insurance subsidiaries intend to develop alternative sales channels by launching new products and using new points of contact and sales to increase the Bank’s insurance customer base. Additionally, it will continue maintaining the following goals:

•	boosting the business with supplementary products to Banco Galicia’s core business, adjusted to each of segment;

•	expanding the sale of insurance to companies;

•	making management effective to support the business volume growth and updating the management system;

•	consolidating its insurance position for individuals, taking advantage of synergies with Grupo Galicia and developing an over-the-counter market and additional channels;

•	minimizing expenses; and

•	fostering a positive work environment.

Other Businesses

Galicia Administradora de Fondos

This company manages the FIMA mutual funds which are distributed through Banco Galicia (as the custodial agent for collective investment products corresponding to mutual funds) using a broad distribution network (branches, electronic banking, telephone banking) to target different customer segments (institutions, companies and individuals). The mutual funds’ assets are invested in a variety of assets depending on the different investment purposes, including government and corporate securities and shares or time deposits.

The FIMA funds’ equity increased 82% in 2017, as compared to 2016, reaching Ps.67,973 million, which accounts for a 12.4% market share in Argentina. Such substantial increase was attributable to several customer segments, with noteworthy growth coming from the increase in the number of individuals’ investment accounts. In terms of volume, Fima Renta Dólares I and Fima Renta Dólares II were the preferred funds among these customers, with U.S. $881 million in assets under management as of December 31, 2017.

Through General Resolution No. 705, the CNV introduced changes to the Supervision and Control Rates and Authorization Fees system, shifting to a scheme based on a percentage of the assets under management, with fund managers being liable for an annual 0.02 % fee in such assets under management starting in the fourth quarter of 2017.

The enactment of the Productive Financing Law, and the subsequent implementation of regulations associated therewith, is expected to establish a new framework for Argentine capital markets. Following implementation of the same, we are planning to launch a new retirement savings fund for investors and funds that will invest in international markets. The company believes that in 2018 it will see an increase in the volume of business with mutual funds and the development of business related to that activity within the framework of the new law and its implementing regulations.

During 2017, Galicia Administradora de Fondos optimized the financial performance of its liquid assets with investments in a variety of assets, including FIMA mutual funds.

Galicia Warrants

Galicia Warrants is a leading company in the Argentine deposit certificates and warrants issuance market. This company has been conducting transactions since 1994, supporting medium and large companies with respect to the custody of stocks. Its main purpose is to enable its customers access to credit and financing, which are secured by the property kept under custody. Galicia Warrants’ main customers belong to the agricultural, industrial and agro-industrial sectors, as well as exporters and retailers.

In 2017, the volume of transactions related to the issuance of deposit certificates and warrants was similar to the volume of such transactions in 2016, mainly as a result of market conditions. These services were primarily popular with regional businesses, including those related to the agricultural and agro-industrial sectors. Income from such services for 2017 was equal to Ps.91.9 million, while net income was equal to Ps.31.5 million.

Galicia Warrants will continue focusing on providing customers with good customer service and tailored products to enable sustained growth and aggressive development in the coming years. For a breakdown of the other businesses’ revenues for the last three financial years, see Item 5.A. “Operating Results—Results by Segments—Other Grupo Galicia Businesses”.

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

Regarding private-sector customers, Banco Galicia’s main competitors are large foreign banks and certain domestically-owned private-sector banks. Banco Galicia also faces competition from government-owned banks.

Banco Galicia’s estimated market share of private-sector deposits in the Argentine financial system was 10.29% as of December 31, 2017, as compared to 9.96% as of December 31, 2016 and 9.40% as of December 31, 2015.

With respect to loans to the private sector, Banco Galicia’s Argentine market share was 10.11% as of December 31, 2017, as compared to 10.12% and 9.68% as of December 31, 2016 and December 31, 2015, respectively.

According to the information published by the Argentine Central Bank, as of December 31, 2017, Banco Galicia was the second largest private-sector bank as measured by its assets, deposits, loan portfolio and net worth.

Banco Galicia believes that it has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, Banco Galicia believes it is one of the primary providers of financial services to individuals, the primary private-sector institution serving SMEs, and has traditionally maintained a leading position in the agriculture and livestock sector.

Argentine Banking System

As of December 31, 2017, the Argentine financial system consisted of 77 financial institutions, of which 62 were banks and 15 were financial non-bank institutions (including finance companies, credit unions and savings and loans associations). Of the 62 banks, 13 were Argentine national and provincial government-owned or related banks. Of the 49 private-sector banks, 33 were private-sector domestically-owned banks and 16 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks).

As of December 31, 2017, the top 10 banks, in terms of total deposits (excluding Argentine national and provincial government-owned banks), were: Banco Santander Río, Banco Galicia, BBVA Banco Francés, Banco Macro, Credicoop, HSBC Bank and Patagonia. Banco Galicia, Banco Macro and Credicoop are domestically-owned banks and the others are foreign-owned banks. According to information published by the Argentine Central Bank as of December 31, 2017, private-sector banks accounted for 56.2% of total deposits and 63.4% of total net loans in the Argentine financial system. As of the same date, financial institutions (other than banks) accounted for approximately 0.3% of deposits and 3.5% of net loans in the Argentine financial system.

As of December 31, 2017, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación, Banco de la Provincia de Buenos Aires and Banco Ciudad de Buenos Aires. Under the provisions of the Financial Institutions’ Law, public-sector banks have comparable rights and obligations to private banks, except that public-sector banks are usually chosen as depositaries for public-sector revenues and promote regional development and certain public-sector banks have preferential tax treatment. The bylaws of some public-sector banks provide that the governments that own them (both national and provincial governments) must guarantee their commitments. According to information published by the Argentine Central Bank, as of December 31, 2017, government-owned banks and banks in which the national, provincial and municipal governments had an ownership interest accounted for 43.5% of deposits and 33.1% of loans in the Argentine financial system.

Consolidation has been a dominant theme in the Argentine banking sector since the 1990s, with the total number of financial institutions declining from 214 in 1991 to 77 as of December 31, 2017, with the ten largest banks holding 77.4% of the system’s deposits from the private sector and 72.5% of the system’s loans to the private sector as of December 31, 2017.

Foreign banks continue to have a significant presence in Argentina, despite the fact that the number of these financial institutions decreased from 39 at the end of 2001 to 16 as of December 2017, and the fact that their share of total deposits has decreased since the 2001-2002 financial crisis while the share of domestic private-sector banks has increased.

The Argentine banking sector focuses on transactional business, and lacks a robust supply of medium and long-term lending. Local financial system deposits and loans are equivalent to 23% and 16% of the Gross Domestic Product (GDP) respectively, well below those same ratios for other countries in the region.

To promote the growth of the financial system, the Argentine Central Bank (BCRA) aims to achieve low and stable inflation by reducing the money supply together with other measures. In addition to this goal, the BCRA is implementing an agenda that focuses on emphasizing full banking service use (through the offer of free savings accounts and money transfers), effective communication of the cost of all services by banks to customers and fostering innovation and increased competition among banks. To boost savings in domestic currency and long-term lending (mortgage loans in particular), the monetary authority has introduced instruments denominated in Housing Units (Unidades de Vivienda – UVAs), an instrument to adjust deposits and loans by inflation.

Regional Credit Cards

In the consumer loan market, the Regional Credit Card Companies compete with Argentine banks and other financial institutions that target similar economic segments. The main players in this segment include Banco Supervielle, Banco Columbia, Banco Comafi, Banco Credicoop, Banco Macro, Banco MasVentas, Banco Municipal de Rosario, Banco Nación (Nativa card), Banco de Córdoba (Cordobesa card), Cabal card, tarjeta shopping card and CFA (Efectivo Si). Historically, certain international banks with a presence in Argentina have attempted to target consumers in these economic segments and have been, to date and for the most part, unsuccessful.

In order to compete effectively at a national and regional level, the Regional Credit Card Companies target low- to middle-income clients by offering personalized services in each region, focusing their commercial efforts mainly on such segments. While other Argentine credit card issuers and consumer loan providers focus on earning interest on outstanding personal loans and credit card balances, the Regional Credit Card Companies also focus on and have access to additional sources of revenues including merchant fees and commissions, which allow them to offer competitive pricing and financing terms. Furthermore, unlike other credit card issuers in Argentina, approximately 60% of the Regional Credit Card Companies’ clients pay their credit card bill through their branch network. The broad geographical reach of their distribution network, which is the second largest in Argentina, has allowed the Regional Credit Card Companies to establish a local presence in all the provinces of Argentina.

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

CFA also faces competition from certain entities which render non-regulated services, or small chains, located in less populated cities. Some big chains of retailers also offer their own financing, such as Garbarino, Frávega, Megatone and Riveiro, which are financed through the issuance of certificates in financial trusts.

Insurance

Sudamericana’s subsidiaries face significant competition since, as of December 2017, the Argentine insurance industry was comprised of approximately 186 insurance companies, 16 of which were dedicated exclusively to annuities. Subsidiaries of foreign insurance companies and the world’s largest insurance companies with global operations are among these companies.

During 2017, the insurance industry continued growing. Production amounted to Ps.272 billion, 29% higher than the level recorded for the prior year. Out of the total insurance production in 2017, 82% related to property insurance, 16% related to life and personal insurance, and 2% related to retirement insurance.

Within the 82% corresponding to property insurance, the automotive insurance segment continues to be the most significant segment, representing 43%, followed by the workers’ compensation segment, representing 35%. Within the life insurance segment, the group life insurance segment was the most significant, representing 65%, followed by individual life insurance, representing 15%, and personal accident insurance, representing 14%.

As of December 31, 2017, based on internal studies undertaken by Galicia Seguros, it is estimated that Galicia Seguros ranked third in terms of net premiums for personal accident insurance policies underwritten and first in terms of net premiums for home insurance policies underwritten and in terms of net premiums for theft insurance policies underwritten, in each case in Argentina.

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

December 2017
Branches (number)
Bank Branches	306
Regional Credit Card Cos. Branches	205
CFA Branches	63
Business Centers and In-House Facilities	31
Eminent’s space with Private-Banking	8

Electronic Banking Terminals (number)
ATMs	992
Self-Service Terminals	964

Electronic Banking Transactions (thousands per month)
ATMs + Self-Service Terminals	14,843
Phone-Banking	2,903
e-banking	22,250

Commercial and investment banking services for large corporations and other entities are provided in a centralized manner. Branch officers are responsible for Banco Galicia’s relationship with middle-market and small businesses and most of its agriculture and livestock sector customers. Banco Galicia has also established specialized centers that concentrate on providing service to businesses, which are distributed across the country and located in main cities of the Interior and certain customer companies’ facilities.

All of Banco Galicia’s individual and corporate customers have access to Banco Galicia’s electronic distribution channels, including its ATM and self-service terminals network, a multifunction call center, an e-banking website (www.bancogalicia.com) and a mobile banking service platform (Galicia Móvil).

Banco Galicia also maintains a presence on many relevant social networks. Customers use social networks as a means to talk to Banco Galicia quickly, effectively and openly. Banco Galicia consistently focuses on adapting to the variety of situations that result from the use of social media, using these opportunities as a chance to improve its relationship with its customers. Through its work through the digital platform, Banco Galicia believes it has established an excellent reputation regarding its online services, providing not only traditional services, but also involving the use of social networks, cellular phones and transactional, informative and communicative services, with the purpose of promoting the Bank’s business and establishing effective channels of communication with its current and potential customers. Banco Galicia strives to be customer service-oriented and assigns great importance to its customer service model, constantly seeking to improve its customer service.

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

Banco Galicia believes that the quality of its products and services, as well as providing differentiating experiences to its clients, are the main elements capable of distinguishing it from competitors. In order to measure these indicators, Banco Galicia periodically performs surveys, with positive results in recent years, showing high customer satisfaction and recognition.

The Regional Credit Cards market their products and services through a network of branches and service centers, the size of which depends on the size of the locations in which they operate. The Regional Credit Cards’ culture is strongly client service-oriented and assigns great importance to quality of customer service. Sales officials receive intensive training in personalized sale of the companies’ products and quality of service, given that the bulk of sales is conducted on a one-on-one basis. Quality of service at the branches is permanently monitored by third parties and availability is enhanced through extended business hours. Each of the companies has a website through which they conduct sales, receive customers’ requests (such as requests for statements, loans or increases in the credit limits assigned and new cards, among others), and provide information on and promote products. These sites include a link that allows payments to be made. In addition, Tarjeta Naranja has a website aimed at selling products associated with its primary merchants. Similarly, Tarjeta Nevada also has a website. Each company has a call center, through which sales, post-sales and collection functions are performed.

CFA markets its products through a network of 63 branches and 31 points of sale, located throughout Argentina. The company leads the personal loan business among financial institutions in Argentina and offers its products to customers who belong, in general, to the low-to-medium income segments, characterized by limited interaction with traditional banks. As such, CFA offers its product “Efectivo Si Consumer Loans” in approximately 400 active merchants, while the agreements are offered out of the branches through different channels. Such customers often seek a more simplified and quick processing regime for their loans and other banking products.

Sudamericana’s subsidiaries mainly use Banco Galicia’s, the Regional Credit Card Companies’ and CFA’s distribution networks to market their products. They also use Galicia Broker sales officers, and Sudamericana has its own telemarketing center.

Property

The following are our main property assets, as of December 31, 2017:

Property	Address	Square Meters (approx.)	Main Uses
Grupo Financiero Galicia
- Rented	-Tte. Gral. Juan D. Perón 430, 25th floor, Buenos Aires, Argentina	89	Administrative activities

Banco de Galicia y Buenos Aires S.A.
- Owned	-Tte. Gral. Juan D. Perón 407, Buenos Aires, Argentina	18.815	Administrative activities
	-Tte. Gral. Juan D. Perón 430, Buenos Aires, Argentina	41.547	Administrative activities
	-Corrientes 6287, Buenos Aires, Argentina	34,000	Administrative activities
- Rented	-San Martín 178/200, Buenos Aires, Argentina	3.777	Administrative activities
	-Corrientes 411, 3rd and 4th floors, Buenos Aires, Argentina	3.586	Administrative activities

Tarjeta Naranja S.A.
- Owned	-Sucre 152, 154 and 541, Córdoba, Argentina	6,300	Administrative activities
	- La Tablada 451, Humberto Primo 450 y 454, Córdoba, Argentina	14,080	Administrative activities
	-Jujuy 542, Córdoba, Argentina	853	Administrative activities
	-Ruta Nacional 36, km. 8, Córdoba, Argentina	7,715	Storage
	-Río Grande, Tierra del Fuego, Argentina	309	Administrative activities
	-San Jerónimo 2348 and 2350, Santa Fe, Argentina	1,475	Administrative activities
- Rented	-Sucre 145/151, La Rioja 359, 364 and 375, Córdoba, Argentina	4,450	Administrative activities and printing center
	Av. Corrientes 3135, CABA, Argentina	1,271	Administrative activities
	-Belgrano 1415, Mendoza, Argentina(*)	1,160	Administrative activities
	-Belgrano 1462, Mendoza, Argentina(*)	1,152	Administrative activities and printing center

Compañía Financiera Argentina
- Rented	-Paseo Colón 746, 3rd floor, Buenos Aires, Argentina	7,628	Administrative Activities

Galicia Warrants S.A.
- Owned	-Tte. Gral. Juan D. Perón 456, 6th floor, Buenos Aires, Argentina	118	Administrative activities
	-Alsina 3396/3510, San Miguel de Tucumán, Tucumán, Argentina	12,800	Storage
- Rented	-Alto Verde, Chicligasta, Tucumán, Argentina	2,000	Storage
	- Ruta Nº 301- Acceso Famaillá, Tucumán, Argentina	3,150	Storage

Galicia Seguros S.A.
- Owned	-Maipú 241, Buenos Aires, Argentina	3,261	Administrative activities

*This were rented for Tarjetas Cuyanas before the merger with Tarjeta Naranja.

As of December 31, 2017, our distribution network consisted of:

•	Banco Galicia: 306 branches, located throughout Argentina’s 23 provinces, 148 of which were owned and 158 of which were leased by Banco Galicia.

•	Tarjeta Naranja: 205 branches and 52 points of sale, located in 21 of the 23 Argentine provinces, 200 of which were leased by Tarjeta Naranja.

•	CFA: 63 branches and 31 points of sale, with at least one branch located in each Argentine province, all of which were leased by CFA.

Capital Investments and Divestitures

During 2017, our capital expenditures amounted to Ps.3,107 million, distributed as follows:

•	Ps.1,382 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.1,725 million in organizational and development expenses.

During 2016, our capital expenditures amounted to Ps.2,827 million, distributed as follows:

•	Ps.1,502 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.1,325 million in organizational and development expenses.

During 2015, our capital expenditures amounted to Ps.1,987 million, distributed as follows:

•	Ps.1,097 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.890 million in organizational and development expenses.

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

On October 14, 2014, Tarjeta Naranja executed the final agreement to sell its equity interest in Tarjeta Naranja Perú, equivalent to 24% of the capital stock, to Grupo Crédito S.A. for U.S. $900,000. The shares were sold as of December 31, 2014.

Investment planning

We have budgeted capital expenditures for the fiscal year ending December 31, 2018, for the following purposes and amounts:

(in millions of Pesos)
Infrastructure of Corporate Buildings, Tower and Branches (construction, furniture, equipment, phones and other fixed assets)	1,575
Organizational and IT System Development	2,858

Total	4,433

These capital expenditures will be made mainly in Argentina. Management considers that internal funds will be sufficient to finance its fiscal year ended December 31, 2018 capital expenditures.

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

The exchange rate used in translating Pesos into Dollars, which is used in calculating the convenience translations included in the following tables is the Reference Exchange Rate published by the Argentine Central Bank, which was Ps.18.7742, Ps.15.8502 and Ps.13.0050 per U.S. $1.00 as of December 31, 2017, December 31, 2016 and December 31, 2015, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or any other rate. See Item 3. “Key Information-Exchange Rate Information”.

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

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2017.

	Fiscal Year Ended December 31, 2017 (*)
	Pesos			Foreign Currency			Total
	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	19,727	4,833	24.50	3,088	219	7.09	22,815	5,052	22.14
Loans
Private Sector	129,923	35,173	27.07	29,221	916	3.13	159,144	36,089	22.68
Public Sector	7	2	28.57	—	—	—	7	2	28.57
Total Loans (1)	129,930	35,175	27.07	29,221	916	3.13	159,151	36,091	22.68
Other	4,643	1,246	26.84	312	13	4.17	4,955	1,259	25.41
Total Interest-Earning Assets	154,300	41,254	26.74	32,621	1,148	3.52	186,921	42,402	22.68
Cash and Gold	18,547			30,021			48,568
Equity in Other Companies	3,600			1,033			4,633
Other Assets	17,727			2,102			19,829
Allowances	(5,344)			(312)			(5,656)

Total Assets	188,830			65,465			254,295

Liabilities and Equity
Deposits
Checking Accounts	2,808	1	0.02	57	—	—	2,865	1	—
Savings Accounts	23,421	51	0.22	31,821	—	—	55,242	51	0.09
Time Deposits	51,850	11,061	21.33	7,135	57	0.80	58,985	11,118	18.85
Total Interest-Bearing Deposits	78,079	11,113	14.23	39,013	57	0.15	117,092	11,170	9.54
Debt Securities	13,381	3,323	24.83	5,731	504	8.79	19,112	3,827	20.02
Other	4,741	1,164	24.55	3,264	118	3.62	8,005	1,282	16.01
Total Interest-Bearing Liabilities	96,201	15,600	16.22	48,008	679	1.41	144,209	16,279	11.29
Demand Deposits	26,884			7,000			33,884
Other Liabilities	37,037			10,739			47,776
Non-Controlling Interests	1,479			—			1,479
Shareholders’ Equity	26,947			—			26,947

Total Liabilities and Equity	188,548			65,747			254,295

Spread and Net Yield
Interest Rate Spread			10.52			2.11			11.39
Cost of Funds Supporting Interest-Earning Assets			10.11			2.08			8.71
Net Yield on Interest-Earning Assets			16.63			1.44			13.98

(*)	Rates include the CER/UVA adjustment.
(1)	Non-accruing loans have been included in average loans.

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2016.

	Fiscal Year Ended December 31, 2016 (*)
	Pesos			Foreign Currency			Total
	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	16,110	4,646	28.84	5,410	160	2.96	21,520	4,806	22.33
Loans
Private Sector	99,817	28,979	29.03	11,282	395	3.50	111,099	29,374	26.44
Public Sector	1	—	—	—	—	—	1	—	—
Total Loans (1)	99,818	28,979	29.03	11,282	395	3.50	111,100	29,374	26.44
Other	2,555	827	32.37	111	5	4.50	2,666	832	31.21
Total Interest-Earning Assets	118,483	34,452	29.08	16,803	560	3.33	135,286	35,012	25.88
Cash and Gold	15,854	—	—	18,139	—	—	33,993	—	—
Equity in Other Companies	3,212	—	—	396	—	—	3,608	—	—
Other Assets	14,217	—	—	1,397	—	—	15,614	—	—
Allowances	(3,971)	—	—	(135)	—	—	(4,106)	—	—

Total Assets	147,795	—	—	36,600	—	—	184,395	—	—

Liabilities and Equity
Deposits
Checking Accounts	—	—	—	—	—	—	—	—	—
Savings Accounts	16,127	43	0.27	11,360	—	—	27,487	43	0.16
Time Deposits	47,953	13,057	27.23	6,032	76	1.26	53,985	13,133	24.33
Total Interest-Bearing Deposits	64,080	13,100	20.44	17,392	76	0.44	81,472	13,176	16.17
Debt Securities	6,125	1,875	30.61	9,425	1,023	10.85	15,550	2,898	18.64
Other	2,721	940	34.55	1,576	63	4.00	4,297	1,003	23.34
Total Interest-Bearing Liabilities	72,926	15,915	21.82	28,393	1,162	4.09	101,319	17,077	16.85
Demand Deposits	24,478	—	—	3,710	—	—	28,188	—	—
Other Liabilities	29,877	—	—	6,661	—	—	36,538	—	—
Non-Controlling Interests	1,172	—	—	—	—	—	1,172	—	—
Shareholders’ Equity	17,178	—	—	—	—	—	17,178	—	—

Total Liabilities and Equity	145,631	—	—	38,764	—	—	184,395	—	—

Spread and Net Yield
Interest Rate Spread			7.26			(0.76)			9.03
Cost of Funds Supporting Interest-Earning Assets			13.43			6.92			12.62
Net Yield on Interest-Earning Assets			15.65			(3.58)			13.26

(*)	Rates include the CER/UVA adjustment.
(1)	Non-accruing loans have been included in average loans.

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2015.

	Fiscal Year Ended December 31, 2015 (*)
	Pesos			Foreign Currency			Total
	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate	Average Balance	Accrued Interest	Average Yield/ Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	11,746	3,275	27.88	2,870	243	8.47	14,616	3,518	24.07
Loans
Private Sector	74,081	20,173	27.23	3,710	155	4.18	77,791	20,328	26.13
Public Sector	16	4	25.00	—	—	—	16	4	25.00
Total Loans (1)	74,097	20,177	27.23	3,710	155	4.18	77,807	20,332	26.13
Other	2,264	588	25.97	118	5	4.24	2,382	593	24.90
Total Interest-Earning Assets	88,107	24,040	27.29	6,698	403	6.02	94,805	24,443	25.78
Cash and Gold	10,112	—	—	7,272	—	—	17,384	—	—
Equity in Other Companies	2,369	—	—	392	—	—	2,761	—	—
Other Assets	10,057	—	—	904	—	—	10,961	—	—
Allowances	(3,175)	—	—	(52)	—	—	(3,227)	—	—

Total Assets	107,470	—	—	15,214	—	—	122,684	—	—

Liabilities and Equity
Deposits
Checking Accounts	—	—	—	—	—	—	—	—	—
Savings Accounts	11,932	28	0.23	2,496	—	—	14,428	28	0.19
Time Deposits	36,198	8,526	23.55	2,335	60	2.57	38,533	8,586	22.28
Total Interest-Bearing Deposits	48,130	8,554	17.77	4,831	60	1.24	52,961	8,614	16.26
Debt Securities	4,248	1,103	25.97	6,212	743	11.96	10,460	1,846	17.65
Other	1,489	496	33.31	1,161	43	3.70	2,650	539	20.34
Total Interest-Bearing Liabilities	53,867	10,153	18.85	12,204	846	6.93	66,071	10,999	16.65
Demand Deposits	19,850	—	—	1,062	—	—	20,912	—	—
Other Liabilities	20,778	—	—	1,858	—	—	22,636	—	—
Non-Controlling Interests	860	—	—	—	—	—	860	—	—
Shareholders’ Equity	12,205	—	—	—	—	—	12,205	—	—

Total Liabilities and Equity	107,560	—	—	15,124	—	—	122,684	—	—

Spread and Net Yield
Interest Rate Spread			8.44			(0.91)			9.13
Cost of Funds Supporting Interest-Earning Assets			11.52			12.63			11.60
Net Yield on Interest-Earning Assets			15.76			(6.61)			14.18

(*)	Rates include the CER adjustment.
(1)	Non-accruing loans have been included in average loans.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates, by currency of the underlying asset or liability, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average yield/rate for (i) the fiscal year ended December 31, 2017 compared with the fiscal year ended December 31, 2016; and (ii) the fiscal year ended December 31, 2016, compared with the fiscal year ended December 31, 2015. Differences related to both rate and volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year 2017/ Fiscal Year 2016, Increase (Decrease) due to changes in			Fiscal Year 2016/ Fiscal Year 2015, Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of Pesos)
Interest Earning Assets
Government Securities
Pesos	567	(380)	187	1,255	116	1,371
Foreign Currency	(26)	86	60	(313)	230	(83)

Total	541	(294)	247	942	346	1,288
Loans(1)
Private Sector
Pesos	7.980	(1.787)	6.193	7,397	1,409	8,806
Foreign Currency	558	(37)	521	261	(21)	240

Total	8.538	(1.824)	6.714	7,658	1,388	9,046
Public Sector
Pesos	1	1	2	(2)	(2)	(4)
Foreign Currency	—	—	—	—	—	—

	Fiscal Year 2017/ Fiscal Year 2016, Increase (Decrease) due to changes in			Fiscal Year 2016/ Fiscal Year 2015, Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of Pesos)
Total	1	1	2	(2)	(2)	(4)
Other
Pesos	530	(111)	419	82	157	239
Foreign Currency	8	—	8	—	—	—

Total	538	(111)	427	82	157	239
Total Interest-Earning Assets
Pesos	9.078	(2.277)	6.801	8,732	1,680	10,412
Foreign Currency	540	49	589	(52)	209	157

Total	9.618	(2.228)	7.390	8,680	1,889	10,569

Interest Bearing Liabilities
Savings Account
Pesos	14	(5)	9	11	4	15
Foreign Currency	—	—	—	—	—	—

Total	14	(5)	9	11	4	15
Time Deposits
Pesos	1.199	(3.194)	(1.995)	3,061	1,470	4,531
Foreign Currency	19	(38)	(19)	24	(8)	16

Total	1.218	(3.232)	(2.014)	3,085	1,462	4,547
Notes
Pesos	1.723	(275)	1.448	549	223	772
Foreign Currency	(350)	(170)	(520)	341	(61)	280

Total	1.373	(445)	928	890	162	1,052
Other liabilities
Pesos	367	(143)	224	423	21	444
Foreign Currency	61	(5)	56	15	5	20

Total	428	(148)	280	438	26	464
Total Interest Bearing Liabilities
Pesos	3.303	(3.617)	(314)	4,044	1,718	5,762
Foreign Currency	(270)	(213)	(483)	380	(64)	316

Total	3.033	(3.830)	(797)	4,424	1,654	6,078

(1)	Non-accruing loans have been included in average loans.

The increase of Ps.7,390 million in interest income for the fiscal year ended December 31, 2017, as compared to the previous year, can be explained by the Ps.9,618 million increase in the volume of interest-earning assets, which increase was partially offset by a decrease of Ps.2,228 million in interest income due to a decrease in interest rates.

In particular, Ps.6,802 million of the increase was due to an increase in interest income from Peso-denominated assets. This increase was due to an increase in volume, mainly as a result of the increase in Peso-denominated loans to the private sector (representing 87.9% of the increase). The average volume of private sector Peso-denominated loans amounted to Ps.129,923 million for fiscal year 2017, as compared to Ps.99,817 million for the previous fiscal year. This increase was partially offset by a decrease of Ps.2,277 million in interest income from Peso-denominated assets, which resulted from a decrease in interest rates earned from Peso-denominated assets due to a 196 b.p. decrease in the average interest rate for loans to the private sector, from 29.03% in 2016 to 27.07% in 2017. The Ps.247 million increase in interest from government securities was due to an increase in volume equal to Ps.541 million, partially offset by a decrease in interest rates (accounting for Ps.294 million), mainly as a result of the lower average rate earned on provincial treasury bills and debt securities.

In terms of interest expenses, the Ps.798 million decrease for the fiscal year ended December 31, 2017, as compared to the fiscal year ended December 31, 2016, is primarily a result of a decrease in the interest rate payable on time deposits denominated in Pesos of Ps.3,617 million (which decreased from 27.23% in 2016 to 21.33% in 2017). This decrease was partially offset by an increase of Ps.3,303 million in the volume of time deposits (which increased from Ps.47,953 million in 2016 to Ps.51,850 million in 2017). In line with the increase in volume of time deposits, the amount of notes outstanding increased as compared to 2016 to Ps.1,373 million, primarily attributable to the issuance of notes by each of Tarjeta Naranja, Tarjetas Cuyanas and CFA. Such issuances were partially offset by the amortization of certain outstanding notes. The Bank recorded a Ps.445 million decrease in the interest payable outstanding notes.

Interest-Earning Assets-Net Yield on Interest-Earning Assets

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest earned, and illustrates the net yields and spreads obtained, for each of the periods indicated.

	Fiscal Year Ended December 31,
	2017	2016	2015
	(in millions of Pesos, except percentages)
Total Average Interest-Earning Assets
Pesos	154,300	118,483	88,107
Foreign Currency	32,621	16,803	6,698
Total	186,921	135,286	94,805

Net Interest Earned (1)
Pesos	25,654	18,537	13,887
Foreign Currency	469	(602)	(443)
Total	26,123	17,935	13,444

Net Yield on Interest-Earning Assets (2) (%)
Pesos	16.63	15.65	15.76
Foreign Currency	1.44	(3.58)	(6.61)
Weighted-Average Yield	13.98	13.26	14.18

Interest Spread, Nominal Basis (3) (%)
Pesos	10.52	7.26	8.44
Foreign Currency	2.11	(0.76)	(0.91)
Weighted-Average Yield	11.39	9.03	9.13

Credit Related Fees Included in Net Interest Earned
Pesos	434	352	279
Foreign Currency	1	1	2
Total	435	353	281

(1)	Net interest earned corresponds to the gross brokerage margin (“Financial Income” minus “Financial Expenses”, as set forth in the Income Statement), plus (i) financial fees included in “Income from Services - In Relation to Lending Transactions” in the Income Statement,(ii) contributions to the Deposits Insurance Fund included in the item with the same denomination that is part of the “Financial Expenses” caption in the Income Statement, and (iii) contributions and taxes on financial income included in the Income Statement under “Financial Expenses - Others”; minus (i) net income from corporate securities, included under “Financial Income/Expenses - Interest Income and Gains/Losses from Holdings of Government and Corporate Securities”, in the Income Statement,(ii) differences in quotation of gold and foreign currency included in the item with the same denomination that is part of the Financial Expenses/Income caption in the Income Statement, and (iii) the premiums and adjustments on forward transactions in foreign currency, included in the item “Financial Income-Others” in the Income Statement. Net interest earned also includes income from government securities used as security margins in repurchase agreement transactions. This income/loss is included in “Miscellaneous Income/Loss - Others” in the Income Statement. Net income from government securities includes both interest and gains/losses due to the variation of market quotations.
(2)	Net interest earned, divided by average interest-earning assets.
(3)	Interest spread, nominal basis is the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities.

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

	Fiscal Year Ended December 31,
	2017	2016	2015
	(in millions of Pesos)
Government Securities
Pesos
Recorded at Cost plus Yield	2,304	1,772	1,390
Debt securities of provinces	2,210	1,690	1,333
Others	94	82	57
Recorded at Fair Value	1,570	2,026	1,954
Debt securities of provinces	985	17	9
Bonar Bonds	196	112	944
Bonac Bonds	90	930	622
Others	299	967	379
Issued by Argentine Central Bank	28,991	8,550	6,924
Lebac Unquoted	363	6,974	758
Lebac Quoted	17,988	1,576	6,166
Nobac Unquoted	—	—	—
Nobac Quoted	—	—	—
Lebac Repurchase Agreement Transactions	10,640	—	—
Nobac Repurchase Agreement Transactions	—	—	—

Total Government Securities in Pesos	32,865	12,348	10,268
Foreign Currency
Recorded at Cost plus Yield	1,640	150	—
Government Bonds	1,640	150	—
Recorded at Fair Value	4,255	1,203	422
Government Bonds	4,255	1,203	422
Issued by Argentine Central Bank	—	—	4,835
Lebac Unquoted	—	—	4,835

Total Government Securities in Foreign Currency	5,895	1,353	5,257

Total Government Securities	38,760	13,701	15,525

Corporate Securities
Corporate Equity Securities (Quoted) in Pesos	—	—	—
Corporate Equity Securities (Quoted) in Foreign Currency	—	—	—

Allowances	—	—	—

Total Government and Corporate Securities	38,760	13,701	15,525

As of December 31, 2017, the growth in our public securities denominated in Pesos was mainly a result of an increase in the volume of Lebacs issued by the Argentine Central Bank and the corresponding purchase of the same. Our government securities issued by the Argentine Central Bank increased from Ps. 8,550 million as of December 31, 2016 to Ps.28,991 million as of December 31, 2017.

Our government securities denominated in Pesos as of December 31, 2017, recorded at cost plus yield, for Ps.2,304 million, corresponded to our holdings of debt securities and treasury bills, mainly issued by the provinces of Neuquén (for Ps.871 million), Buenos Aires (for Ps.610 million), Entre Ríos (for Ps.294 million), Buenos Aires City (for Ps.271 million) and Río Negro ( for Ps.164 million).

The amount of government securities denominated in Pesos, recorded at fair value as of December 31, 2017, for Ps.1,570 million, corresponded mainly to our holdings in debt securities issued by the provinces of Buenos Aires (Ps.515 million) and Buenos Aires City, (Ps.470 million); Argentine Bonds due 2022, for Ps.128 million; and Discount Bonds maturing in 2033 and 2034, for Ps.195 million.

At December 31, 2017, the holding of public securities denominated in Dollars was composed mainly of U.S. Treasury bills maturing in 2018 for Ps.3.808 million, recorded at fair value.

As of December 31, 2016, the amount of government securities denominated in Pesos, recorded at cost plus yield, for Ps.1,772 million, corresponded to our holdings of debt securities and treasury bills, mainly issued by the provinces of Buenos Aires (for Ps.791 million), Neuquén (for Ps.737 million) and Entre Ríos (for Ps.144 million).

The amount of government securities denominated in Pesos, recorded at fair value as of the same date, for Ps.2,026 million, corresponded mainly to our holdings in Argentine Bonds due 2017 and 2019, for Ps.62 million and Ps.39 million, respectively; National Treasury Bonds for Ps.930 million and Discount Bonds maturing in 2033 for Ps. 875 million.

At December 31, 2016, the holding of public securities denominated in Dollars was composed mainly of Argentine Nation Bonds maturing in 2017 for Ps.845 million, recorded at fair value.

As of December 31, 2015, the increase in our holdings of Argentine government securities denominated in Pesos was mainly due to our holdings recorded at cost plus yield of debt securities issued by the provinces of Buenos Aires, Neuquén and Entre Rios, among others, for Ps.1,313 million and our holdings recorded at fair value of Bonac 2016 bonds for Ps.609 million.

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

	As of December 31, 2017
	Holdings	Forward Purchases (1)	Forward Sales (2)	Spot purchases to be settled	Spot sales to be settled	Net Position
	(in millions of Pesos)
Government Securities
Holdings Recorded at Cost plus Yield
Pesos	2,304	—	—	—	(4)	2,300
Foreign Currency	1,640	—	—	3	(117)	1,526
Holdings Recorded at Fair Value
Pesos	1,570	—	—	181	(164)	1,587
Foreign Currency	4,255	—	—	584	(739)	4,100
Securities issued by the Argentine Central Bank
Pesos	28,991	1,516	(11,339)	301	(29)	19,440

Total Government Securities	38,760	1,516	(11,339)	1,069	(1,053)	28,953

Corporate Equity Securities (Quoted)	11	—	—	—	—	11

Total Government and Corporate Securities	38,771	1,516	(11,339)	1,069	(1,053)	28,964

(1)	Forward purchases include securities granted as collateral.
(2)	Forward sales include government securities deposits.

As of December 31, 2017, the Company’s net position in government and corporate securities amounted to Ps.28,964 million.

The amount of government securities at cost plus yield issued in Pesos, for Ps.2,300 million, corresponded to debt securities and treasury bills, primarily issued by the provinces of Buenos Aires, Neuquén, Entre Ríos and the City of Buenos Aires. The amount of such position in foreign currency was equal to Ps.1,526 million, primarily comprised of of U.S. treasury bills maturing in 2018.

The net position of government securities measured at fair market value in Pesos, in the amount of Ps.1,587 million, mainly corresponds to Banco Galicia’s holdings of debt securities of the province of Buenos Aires due in 2022 and the City of Buenos Aires due in 2024, Argentine Government Bonds due in 2022 and National Treasury Bonds due in 2020. The amount of such position in foreign currency was equal to Ps.4,100 million, primarily comprised of U.S. treasury bills maturing in 2018.

Securities issued by the Argentine Central Bank includes Peso-denominated Lebacs in an amount equal to Ps.19,440 million.

Remaining Maturity and Weighted-Average Yield

The following table analyzes the remaining maturity and weighted-average yield of our holdings of government and corporate securities as of December 31, 2017. Our government securities portfolio yields do not contain any tax equivalency adjustments.

Maturity Yield
	Total Book Value	Maturing within 1 year		Maturing after 1 year but within 5 years		Maturing after 5 years but within 10 years		Maturing after 10 years
		Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)
	(in millions of Pesos, except percentages)
Government Securities
Recorded at Fair Value
Pesos	1,570	171	22.0%	819	23.9%	510	23.5%	70	9.6%
Foreign Currency	4,255	3,925	2.6%	168	6.4%	129	6.5%	33	6.8%
Recorded at Cost plus Yield
Pesos	2,304	1,099	24.7%	934	27.9%	271	27.00%	—	—
Foreign Currency	1,640	1,594	2.2%	23	7.10%	23	7.10%	—	—
Instruments Issued by the Argentine Central Bank
Pesos	28,991	28,991	24.8%	—	—	—	—	—	—
Foreign Currency	—	—	—	—	—	—	—	—	—
Securities Without Quotation
Pesos	—	—	—	—	—	—	—	—	—
Foreign Currency	—	—	—	—	—	—	—	—	—

Total Government Securities	38,760	35,780	21.3%	1,944	24.1%	933	21.8%	103	8.7%

Corporate Debt Securities	11	—	7.8%	3	7.8%	8	7.8%	—	7.8%

Total Portfolio	38,771	35,780	21.3%	1,947	24.1%	941	21.6%	103	8.7%

(1)	Effective yield based on December 31, 2017 quoted market values.

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

	As of December 31,
	2017	2016	2015	2014	2013
	(in millions of Pesos)
Principal and Interest
Non-Financial Public Sector	—	—	—	—	—
Local Financial Sector	3,979	2,098	762	193	633
Non-Financial Private Sector and Residents Abroad (1)
Advances	11,334	10,063	8,549	3,987	3,349
Promissory Notes	35,528	25,298	22,752	16,304	13,323
Mortgage Loans	5,713	2,178	2,099	1,661	1,803
Pledge Loans	1,078	678	487	500	481
Personal Loans	26,033	15,312	9,259	6,996	8,051
Credit Card Loans	88,193	72,766	56,260	37,348	27,389
Placements in Banks Abroad	269	1,227	232	261	586
Other Loans	30,146	11,405	692	1,337	1,237
Accrued Interest, Adjustment and Quotation Differences Receivable	2,649	1,775	1,407	969	827
Documented Interest	(922)	(642)	(597)	(348)	(271)

Total Non-Financial Private-Sector and Residents Abroad	200,021	140,060	101,140	69,015	56,775

Total Gross Loans	204,000	142,158	101,902	69,208	57,408

Allowance for Loan Losses	(6,670)	(4,707)	(3,560)	(2,615)	(2,129)

Total Loans	197,330	137,451	98,342	66,593	55,279

Loans with Guarantees
With Preferred Guarantees (2)	9,478	3,322	2,988	2,695	2,433
Other Guarantees	24,732	18,984	13,508	9,463	8,257

Total Loans with Guarantees	34,210	22,306	16,496	12,158	10,690

(1)	Categories of loans include:

-	Advances: short-term obligations drawn on by customers through overdrafts.

-	Promissory Notes: endorsed promissory notes, notes and other promises to pay signed by one borrower or group of borrowers and factored loans.

-	Mortgage Loans: loans granted to purchase or improve real estate and collateralized by such real estate and commercial loans secured by a real estate mortgage.

-	Pledge Loans: loans secured by collateral (such as cars or machinery) other than real estate, where such collateral is an integral part of the loan documents.

-	Personal Loans: loans to individuals.

-	Credit-Card Loans: loans granted through credit cards to credit card holders.

-	Placements in Banks Abroad: short-term loans to banks abroad.

-	Other Loans: loans not included in other categories.

-	Documented Interest: discount on notes and bills.

(2)	Preferred guarantees mainly include mortgages on real estate property or pledges on movable property.

As of December 31, 2017, Banco Galicia’s loan portfolio before allowances for loan losses amounted to Ps.204,000 million, a 44% increase when compared to the previous fiscal year-end.

For the fiscal year ended December 31, 2016, Banco Galicia’s loan portfolio before allowances for loan losses amounted to Ps.142,158 million, a 40% increase as compared to the fiscal year ended December 31, 2015.

Loans by Type of Borrower

The following table shows the breakdown of our total loan portfolio, by type of borrower at December 31, 2017, 2016 and 2015. The middle-market companies’ category includes Banco Galicia’s loans to SMEs and the agricultural and livestock sectors while the individuals’ category includes loans granted by Banco Galicia, the Regional Credit Card Companies and CFA. Loans to individuals comprise both consumer loans and commercial loans extended to individuals with a commercial activity.

	As of December 31,
	2017		2016		2015
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of Pesos, except percentages)
Commercial Loans	89,431	43.8	56,845	40.0	42,641	41.8
Corporate	39,232	19.2	22,434	15.8	13,619	13.4
Middle-Market Companies	50,199	24.6	34,411	24.2	29,022	28.4
Agribusiness	19,280	9.4	12,555	8.8	13,209	13.0
Small and medium-sized companies	30,919	15.2	21,856	15.4	15,813	15.4
Individuals	110,308	54.1	81,978	57.7	58,267	57.2
Bank	67,968	33.3	46,418	32.7	32,806	32.2
Regional Credit Card Companies	34,691	17.0	30,279	21.3	22,033	21.6
CFA	7,649	3.8	5,281	3.7	3,428	3.4
Financial Sector (1)	4,261	2.1	3,335	2.3	994	1.0
Non-Financial Public Sector	—	—	—	—	—	—

Total (2)	204,000	100.0	142,158	100.0	101,902	100.0

(1)	Includes local and international financial sector. Financial Sector loans are primarily composed of interbank loans (call money loans), overnight deposits at international money center banks and loans to provincial banks.
(2)	Before the allowance for loan losses.

Loans to the private sector before allowances increased by 44%, as compared to the prior fiscal year-end, as a result of an increase both in large corporations (75%), individuals (35%) and SMEs (46%). These increases were generally in line with the overall increase in economic activity in Argentina.

Loans by Economic Activity

The following table sets forth as of the dates indicated an analysis of our loan portfolio according to the borrower’s main economic activity. Figures include principal and interest.

	As of December 31,
	2017		2016		2015
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of Pesos, except percentages)
Financial Sector (1)	4,261	2.1	3,335	2.3	994	1.0

Services
Non-Financial Public Sector	—	—	—	—	—	—
Communications, Transportation Health and Others	6,345	3.1	4,272	3.0	5,084	5.0
Electricity, Gas, Water Supply and Sewage Services	5,432	2.7	2,658	1.9	160	0.2
Other Financial Services	2,482	1.2	1,663	1.2	553	0.5

Total Services	14,259	7.0	8,593	6.1	5,797	5.7

Primary Products
Agriculture and Livestock	18,612	9.1	11,921	8.4	11,342	11.1
Fishing, Forestry and Mining	3,762	1.9	1,810	1.3	1,956	1.9

Total Primary Products	22,374	11.0	13,731	9.7	13,298	13.0

Consumer	110,373	54.1	82,730	58.2	59,012	57.9

Retail Trade	8,571	4.2	6,641	4.7	3,287	3.3

Wholesale Trade	11,380	5.6	6,499	4.6	5,450	5.3

Construction	2,436	1.2	1,177	0.8	1,035	1.0

Manufacturing
Foodstuffs	8,503	4.2	6,316	4.4	3,499	3.4
Transportation Materials	4,623	2.3	2,307	1.6	2,783	2.7
Chemicals and Oil	5,927	2.9	4,320	3.0	2,712	2.7
Other Manufacturing Industries	11,210	5.5	6,509	4.6	4,035	4.0

Total Manufacturing	30,263	14.8	19,452	13.6	13,029	12.8

Other Loans	83	—	—	—	—	—

Total (2)	204,000	100.0	142,158	100.0	101,902	100.0

(1)	Includes local and international financial sectors.
(2)	Before the allowance for loan losses.

Consumer loans account for the majority of the loan portfolio, which as of the fiscal year-end represented 54.1% of the total loan portfolio.

As for business activities, the most significant sectors were manufacturing, primary production and retail and wholesale trade, with a total portfolio share of 14.8%, 11.0% and 9.8%, respectively.

The most significant growth occurred in the manufacturing industry and consumer loans, with increases of 56% and 33%, respectively.

Maturity Composition of the Loan Portfolio

The following table sets forth an analysis by type of loan and time remaining to maturity of our loan portfolio as of December 31, 2017.

	Within 1 Month	After 1 Month but within 6 Months	After 6 Months but within 12 Months	After 1 Year but within 3 Years	After 3 Years but within 5 Years	After 5 Years	Total at December 31, 2016
	(in millions of Pesos)
Non-Financial Public Sector (1)	—	—	—	—	—	—	—
Financial Sector (1)	769	381	689	1,693	447	—	3,979
Private Sector and Residents Abroad	100,607	39,392	18,866	25,986	11,456	3,714	200,021
- Advances	8,080	2,147	1,107	—	—	—	11,334
- Promissory Notes	8,033	11,258	4,559	8,670	2,644	364	35,528
- Mortgage Loans	90	289	328	1,031	924	3,051	5,713

	Within 1 Month	After 1 Month but within 6 Months	After 6 Months but within 12 Months	After 1 Year but within 3 Years	After 3 Years but within 5 Years	After 5 Years	Total at December 31, 2016
	(in millions of Pesos)
- Pledge Loans	26	314	296	328	114	—	1,078
- Personal Loans	2,756	5,761	5,135	9,918	2,218	245	26,033
- Credit-Card Loans	68,266	13,545	3,943	1,934	505	—	88,193
- Other Loans	11,663	6,078	3,498	4,105	5,051	54	30,449
- Accrued Interest and Quotation
Differences Receivable (1)	2,649	—	—	—	—	—	2,649
- (Documented Interest)	(922)	—	—	—	—	—	(922)
- (Unallocated Collections)	(34)	—	—	—	—	—	(34)
Allowance for Loan Losses (2)	(6,670)						(6,670)

Total Loans, Net	94,706	39,773	19,555	27,679	11,903	3,714	197,330

(1)	Interest and the UVA/CER adjustment were assigned to the first month.
(2)	Allowances were assigned to the first month as were past due loans and loans in judicial proceedings.

Interest Rate Sensitivity of Outstanding Loans

The following table presents the interest rate sensitivity of our outstanding loans due after one year by denomination as of December 31, 2017.

	In millions of Pesos	As a % of Total Loans
Variable Rate (1)(2)
Pesos	7,297	16.9%
Foreign Currency	1,216	2.8%
Total	8,513	19.7%

Fixed Rate (2)(3)
Pesos	23,821	55.0%
Foreign Currency	10,961	25.3%
Total	34,782	80.3%

(1)	Includes overdraft loans.
(2)	Includes past due loans and excludes interest receivable, differences in quotations and the UVA/CER adjustment.
(3)	Includes short-term and long-term loans whose rates are determined at the beginning of the loans’ life.

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

Our credit approval and credit risk analysis is a centralized process based balancing a variety of factors. In undertaking credit approval and credit risk analyses, the Bank’s risk management, credit and origination divisions, both with respect to retail and wholesale businesses, efficiently work together to management asset quality, proactively management problem loans, aggressive charge-offs for uncollectible loans, and adequate loan loss provisioning. These processes also include the update of financial models to measure portfolio risk at operational and customer levels, facilitating the detection of defaulting, or potentially defaulting, loans and losses associated therewith, which allows for the proactive management of the same in order to prevent portfolio deterioration, enabling appropriate protection of our assets.

Banco Galicia

The Risk Division is responsible for the overall risk management of the Bank and its subsidiaries, in accordance with international best practices and handles solvency, financial, operational, credit, reputational and strategic risks. The Risk Division is independent from the business areas of the Bank and its subsidiaries and it reports directly to the Bank’s General Division. The Risk Division works with the functional support of the Compliance and Money Laundering Prevention Division, a division that also reports to the Board of Directors, and whose purpose is to prevent the execution of financial operations with funds derived from illegal activities, and the use of the Bank as a vehicle for laundering money and funding terrorist activities. In addition, the Risk Division monitors compliance with the laws, regulations and internal policies in order to prevent financial and/or criminal penalties and to minimize any reputational impact. It is an independent role that coordinates and assists in identifying, providing advice on, monitoring, reporting and warning management regarding compliance risks.

In addition, in order to have timely information and a flexible structure in place to efficiently respond and adjust to macro and microeconomic variables, the Risk Division is responsible for credit extension and recovery functions for companies and individuals.

The mission of the Risk Division is comprised of the following activities:

•	actively and comprehensively managing and monitoring the risks taken by Banco Galicia and its subsidiaries, ensuring compliance with internal policies and regulations in force;

•	keeping the Board of Directors informed of the risks faced by the Bank, proposing how to deal with such risks, and defining the risk profile to be adopted;

•	helping to strengthen a risk management culture that provides a global view of the Bank’s business;

•	establishing the risks the Bank is willing to take and designing policies and procedures to monitor, control and mitigate the same;

•	quantifying the capital required by each business and providing recommendations to the General Division with respect to appropriate risk allocations;

•	escalating deviations from internal policies to the Bank’s General Division, as appropriate, together with a compliance plan; and

•	ensuring the portfolio quality, cost and time efficiency, and recovery optimization, thus minimizing loan losses and optimizing efficiency in processes and business credit granting.

The Risk Division’s responsibilities include:

•	ensuring action and contingency plans are in place to address any deviations from acceptable thresholds for risks posing a threat to business continuity;

•	recommending the most suitable methodologies for the Bank to measure identified risks;

•	guaranteeing that the launching of any new product includes a previous assessment of potential risks involved;

•	providing technical support and assisting the Management Division regarding risk management;

•	developing and proposing the strategies for credit and credit-granting policies; and

•	managing and monitoring the credit origination processes, follow-up and control thereof, and the recovery of past-due loans.

Banco Galicia complies with all regulatory requirements set forth by Law No. 25246, as amended, Resolution No. 121/2011, as amended, issued by the Financial Information Unit (the “UIF”) and Argentine Central Bank’s Communiqué “A” 5218, as supplemented and/or amended.

The Bank has policies, procedures and control structures in place related to the features of the various products offered, which help monitor transactions in order to identify unusual or suspicious transactions and report them to the UIF. The Compliance and Money Laundering Prevention Division is responsible for managing this risk, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization through the drafting of the corresponding handbooks and the training of all employees.

Banco Galicia has appointed a Director responsible for the management of this risk, and has created a Committee in charge of planning, coordinating and enforcing the compliance with the policies set by the Board of Directors (see “Aspects related to Corporate Organization, Decision Making, Internal Control, and Compensation Policy for Directors and Officers”). The basic principle on which the regulations regarding prevention and control of money laundering are based is in line with the “know your customer” policy in force worldwide. Such risks are regularly reviewed through internal and external audits.

The following subdivisions depend on support from the Risk Division: Wholesale Credit, Retail Credit and Consumer Credit Recovery. They are responsible for developing and proposing strategies for credit and credit-granting policies, as well as managing and monitoring credit origination processes, follow-up and control thereof, and the recovery of past-due loans. The goal of these divisions is to ensure the quality of the loan portfolio, minimize costs while maximizing efficiency, and recovery optimization, thus minimizing loan losses and optimizing efficiency in the credit extension process.

The Retail Credit Division is responsible for ensuring that the fraud screening and prevention process is effective, thus assuring the quality of the retail portfolio. This Division designs and manages complex credit decision-taking models and tools, directs the alignment efforts to implement retail business strategies, and works together with the business team to suggest business opportunities.

The Wholesale Credit Division is responsible for the corporate rating process, thus assuring the quality of the wholesale portfolio. This Division directs alignment efforts to implement business strategies based on the customer service model, working together with the business team to suggest business opportunities. This Division deals specifically with complex businesses such as banks, public companies, capital markets transactions and investment projects.

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

The Recovery Management Division is responsible for administering and managing both the Bank’s performing and under-performing credit portfolio, seeking to minimize the deterioration thereof and establishing recovery of such credit portfolios. Management models and specific strategies are applied to each type of portfolio, segments and tranches in arrears, from early defaults to out-of-court and judicial proceedings.

Regional Credit Card Companies

Each of the Regional Credit Card Companies maintains its own credit products and limits; however their credit approval and credit risk analysis procedures are basically the same. The credit risk of each applicant is assessed by evaluating certain required information solicited in the applicable Regional Credit Card Company’s application, including the applicant’s monthly income, together with a review of the applicant’s credit history obtained from credit bureaus. If the applicant was a customer in the past and has ceased to be a customer for any reason, its payment history with the applicable Regional Credit Card Company is reviewed. Such information is verified for accuracy by the applicable Regional Credit Card Company, both in person and over the telephone. Once the information has been verified and, to the extent the customer meets all applicable requirements, the credit card is issued and delivered at the applicant’s address, or the applicant may arrange for picking it up at any of the applicable Regional Credit Card Company’s branches.

Customer’s credit limits are determined on the basis of an assessment of each customer’s specific financial situation. Based on such assessment, customers are assigned one of five risk levels: A, B, C, D or E, with A being the lowest risk segment and E being the highest risk segment. In making such assignment, the Regional Credit Card Company considers a variety of factors, including, but not limited to, monthly income, number of family members, geographic location and occupation. The customer is then assigned a credit limit based on his or her risk level, which is shared among all credit cards associated with such customer, whether as a primary or additional cardholder. The credit limit assigned to each customer includes: (i) the monthly balance limit; (ii) the long-term purchase limit, which is the maximum amount for a customer to purchase in six or more installments using the credit card; (iii) the total credit limit, which is the maximum amount that may be owed to the applicable Regional Credit Card Company; (iv) the maximum balance limit for cash advances, which represents 50% of the long-term purchase limit in a maximum amount of Ps.50,000, which is the maximum amount for cash withdrawals, and (v) the limit for loans to be repaid in up to 50 months.

Below is a detail of the percentage limits and nominal caps assigned to each risk segment.

Risk Segment	Monthly Balance Limit		Long-term Purchase Limit		Total Credit Limit
	Income %	Cap in Ps.	Times Income	Cap in Ps.	Times Income	Cap in Ps.
A (Lowest)	75%	50,000	3	120,000	4	160,000
B	50%	25,000	2.5	70,000	3.5	100,000
C	40%	15,000	2	40,000	3	60,000
D	35%	10,000	2	30,000	3	45,000
E (Highest)	30%	7,000	1.5	18,000	2.5	30,000

The monthly limit assigned to any customer is periodically reviewed by the applicable Regional Credit Card Company and may be automatically increased for eligible cardholders that meet certain requirements, including good payment history. In addition, each Regional Credit Card Company reviews cardholders’ applications for increases in the monthly limit and may, in its sole discretion, increase such limits based on the individual customer’s payment history and total income level.

Each Regional Credit Card Company assesses and maintains the provision for loan losses, and at each year-end, analyzes whether there is objective evidence exists of a risk of default. The loss on impairment of financial assets is recognized when there is objective evidence of impairment as a result of one or more events occurring after the initial recognition of the financial asset, and such event impacts estimated cash flows for such financial asset or group of financial assets.

The Regional Credit Card Companies’ provisions for loan losses and other accounts receivable are directly related to the default rate in respect of outstanding personal loan portfolios and credit card balances. Tarjeta Naranja, for example, prepares its financial statements in accordance with IFRS and, in particular, under IAS 39 with respect to the treatment of financial assets. According to IFRS, in calculating the provision for loan losses, Tarjeta Naranja carries out a historical analysis of such losses to estimate portfolio-related losses incurred as of the date of the financial statements, but which were not previously identified under IAS 39.

In addition, such historical payment information is supplemented with recent financial data to the extent available, including such customer’s behavior, spending trends and any other piece of information that may affect the calculation of the loan loss. Management considers several factors in estimating the provision for loan losses, including the volatility of expected losses, changes and the potential severity of losses.

For example, Tarjeta Naranja’s portfolio in arrears is comprised by balances more than 30 days overdue and loans, installment plans and any other outstanding amount not subject to an installment plan. Once a loan or credit card balance becomes overdue, the entire balance is deemed past-due. As a credit card issuer, the provisions for loan losses are subject to the BCRA regulations. At present, Tarjeta Naranja complies with and, in fact, exceeds all such requirements as a result of the application of IAS 39.

The book value of the asset is reduced through the account “Provision for Loan Losses” and the amount of loss or recovery, as the case may be, is recognized in the statement of profit or loss.

Prevention of Financial Crimes

Since 2014, Tarjeta Naranja has been employing tools that help it to monitor customers and to timely detect unusual and irregular transactions. Tarjeta Naranja monitors customers by reviewing supporting documentation and maintain effective internal control procedures. The Compliance Program currently being implemented by Tarjeta Naranja includes policies, measures, procedures and other activities related to the “Prevention of Money Laundering and Funding of Terrorist Activities” in Argentina, in addition to:

•	Complying with the provisions of different regulations inherent to credit card operators.

•	Establishing internal policies and procedures that allow having objective and technical criteria as regards the Prevention of Asset Laundering and Funding of Terrorist Activities.

•	Verifying compliance with its procedures and control processes.

Risk Management and Recovery

With respect to credit risk management, Tarjeta Naranja is continuing to work on improving its ability to monitor customers by applying predictive models that help it to originate new customers and set optimal credit limits.

With respect to the collection of amounts in arrears, Tarjeta Naranja improved its early default management strategies by identifying the most effective collection procedures, offering better financing products, and adding products that respond to the new needs of its clients. Tarjeta Naranja’s improved collection strategy was related to an increase in the speed of recovery of loans in arrears by allocating such accounts to collection agents with best performance record in both in-court and out-of-court portfolio management. In addition, Tarjeta Naranja assigned out-of-court portfolios to collection agents through private auctions.

Such actions have contributed to the significant savings in loan losses and an increase in the efficiency of Tarjeta Naranja’s procedures. Tarjeta Naranja continues to search for new solutions to further improve such results.

Compañía Financiera Argentina

CFA maintains its own credit products and limits. Assessment of the credit risk of each customer is based on certain required information, provided by the customer, and verified by the company, as well as on information on customers’ credit records obtained from credit bureaus and other entities.

Credit risk assessment, credit approval and classification (in accordance with the current loan classification criteria defined by the Argentine Central Bank regulations) of the loan portfolio are managed by the company on a centralized basis by an unit that is separate from the sales units.

Argentine Central Bank Rules on Loan Classification and Loan Loss Provisions

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

The review must be carried out on each borrower with debt pending payment equal to the lesser of the following amounts: Ps.12.5 million or 1% of the bank’s computable capital (the “RPC”) but, in any case, the review shall cover at least 20% of the total loan portfolio. The frequency of the review of each borrower depends on the bank’s exposure to that borrower. The Argentine Central Bank requires that the larger the exposure is, the more frequent the review should be. This review must be conducted every calendar quarter when credit exposure to that borrower is equal to or in excess of 5% of the bank’s RPC, or every six months when exposure equals or exceeds the lesser of the following amounts: Ps.12.5 million or 1% of the bank’s RPC. In all cases, at least 50% of Banco Galicia’s commercial portfolio must be reviewed once every six months; and all other borrowers in Banco Galicia’s commercial portfolio must be reviewed during the fiscal year, so that the entire commercial portfolio is reviewed every fiscal year.

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

As of December 31, 2017, 2016 and 2015, we maintained a general loan loss allowance of Ps.3,026 million, Ps.2,272 million and Ps.1,455 million, respectively, which exceeded by Ps.766 million, Ps.677 million and Ps.294 million, respectively, the 1% minimum general allowance required by the Argentine Central Bank. The increase in these amounts was related to the growth and maturing of individuals’ loan portfolios and the impact of the worsening of certain macroeconomic variables.

Classification of the Loan Portfolio based on Argentine Central Bank Regulations

The following tables set forth the amounts of our loans past due and the amounts not yet due of the loan portfolio, including the loan portfolios of Banco Galicia, the Regional Credit Card Companies and CFA, applying the Argentine Central Bank’s loan classification criteria in effect at the dates indicated.

	As of December 31, 2017
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	193,662	97.1	—		193,662	94.9
2. With Special Follow-up - Under observation and Low Risk	3,486	1.8	—		3,486	1.7
3. With Problems and Medium Risk	1,262	0.6	1,118	24.4	2,380	1.2
4. High Risk of Insolvency and High Risk	1,015	0.5	2,002	43.8	3,017	1.5
5. Uncollectible	—		1,447	31.6	1,447	0.7
6. Uncollectible Due to Technical Reasons	—		8	0.2	8	—
Total	199,425	100.0	4,575	100.0	204,000	100.0

	As of December 31, 2016
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	134,730	97.1	—	—	134,730	94.8
2. With Special Follow-up - Under observation and Low Risk	2,724	2.0	—	—	2,724	1.9
3. With Problems and Medium Risk	721	0.5	1,043	30.2	1,764	1.2
4. High Risk of Insolvency and High Risk	528	0.4	1,552	44.9	2,080	1.5
5. Uncollectible	—	—	853	24.7	853	0.6
6. Uncollectible Due to Technical Reasons	—	—	7	0.2	7	—
Total	138,703	100.0	3,455	100.0	142,158	100.0

	As of December 31, 2015
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	97,232	97.8	—	—	97,232	95.4
2. With Special Follow-up - Under observation and Low Risk	1,503	1.5	—	—	1,503	1.5
3. With Problems and Medium Risk	362	0.4	521	20.8	883	0.9
4. High Risk of Insolvency and High Risk	301	0.3	860	34.3	1,161	1.1
5. Uncollectible	—	—	1,118	44.7	1,118	1.1
6. Uncollectible Due to Technical Reasons	—	—	5	0.2	5	—
Total	99,398	100.0	2,504	100.0	101,902	100.0

	As of December 31, 2014
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	65,279	96.9	—	—	65,279	94.3
2. With Special Follow-up - Under observation and Low Risk	1,457	2.2	—	—	1,457	2.1
3. With Problems and Medium Risk	339	0.5	439	24.3	778	1.1
4. High Risk of Insolvency and High Risk	327	0.4	1,049	58.1	1,376	2.0
5. Uncollectible	—	—	315	17.4	315	0.5
6. Uncollectible Due to Technical Reasons	—	—	3	0.2	3	—
Total	67,402	100.0	1,806	100.0	69,208	100.0

	As of December 31, 2013
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	54,119	96.9	—	—	54,119	94.3
2. With Special Follow-up - Under observation and Low Risk	1,238	2.2	—	—	1,238	2.1
3. With Problems and Medium Risk	311	0.6	415	26.9	726	1.3
4. High Risk of Insolvency and High Risk	197	0.3	724	46.9	921	1.6
5. Uncollectible	—	—	402	26.1	402	0.7
6. Uncollectible Due to Technical Reasons	—	—	2	0.1	2	—
Total	55,865	100.0	1,543	100.0	57,408	100.0

Amounts Past Due and Non-Accrual Loans

The following table analyzes amounts past due by 90 days or more in our loan portfolio, by type of loan and by type of guarantee as of the dates indicated, as well as our non-accrual loan portfolio, by type of guarantee, our allowance for loan losses and the main asset quality ratios as of the dates indicated.

	As of December 31,
	2017	2016	2015	2014	2013
	(in millions of Pesos, except ratios)
Total Loans (1)	204.000	142,158	101,902	69,208	57,408

Non-Accrual Loans (2)
With Preferred Guarantees	194	96	106	50	39
With Other Guarantees	207	88	103	59	58
Without Guarantees	6,451	4,520	2,958	2,363	1,954
Total Non-Accrual Loans (2)	6,852	4,704	3,167	2,472	2,051

Past Due Loan Portfolio
Non-Financial Public Sector	—	—	—	—	—
Local Financial Sector	—	—	—	—	—
Non-Financial Private Sector and Residents Abroad
Advances	448	189	188	169	150
Promissory Notes	243	144	192	121	76
Mortgage Loans	58	79	45	12	28
Pledge Loans	4	3	8	9	5
Personal Loans	575	274	304	262	243
Credit-Card Loans	3,164	2,673	1,693	1,200	1,003
Other Loans	83	93	74	33	38
Total Past Due Loans	4,575	3,455	2,504	1,806	1,543

Past Due Loans

	As of December 31,
	2017	2016	2015	2014	2013
	(in millions of Pesos, except ratios)
With Preferred Guarantees	66	60	59	42	34
With Other Guarantees	144	60	97	38	47
Without Guarantees	4,365	3,335	2,348	1,726	1,462
Total Past Due Loans	4,575	3,455	2,504	1,806	1,543

Allowance for Loan Losses	6,670	4,707	3,560	2,615	2,129

Ratios (%)
As a % of Total Loans:
Total Past Due Loans	2.24	2.43	2.46	2.61	2.69
Past Due Loans with Preferred Guarantees	0.03	0.04	0.06	0.06	0.06
Past Due Loans with Other Guarantees	0.07	0.04	0.10	0.05	0.08
Past Due Unsecured Amounts	2.14	2.35	2.30	2.50	2.55
Non-Accrual Loans (2)	3.36	3.31	3.11	3.57	3.57
Non-Accrual Loans (2) (Excluding Interbank Loans)	3.37	3.36	3.12	3.59	3.62
Non-Accrual Loans (2) as a Percentage of Loans to the Private Sector	3.36	3.31	3.11	3.57	3.57
Allowance for Loan Losses as a % of:
Total Loans	3.27	3.31	3.49	3.78	3.71
Total Loans Excluding Interbank Loans	3.28	3.36	3.50	3.79	3.76
Total Non-Accrual Loans (2)	97.34	100.06	112.41	105.78	103.80
Non-Accrual Loans with Guarantees as a Percentage of Non-Accrual Loans (2)	5.85	3.91	6.60	4.41	4.73
Non-Accrual Loans as a Percentage of Total Past Due Loans	149.77	136.15	126.48	136.88	132.92

(1)	Before the allowance for loan losses.
(2)	Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.

As of December 31, 2017, the non-accrual loan portfolio amounted to Ps.6,852 million, or 3.36% of total loans, a decrease of 5% as compared to 3.31% for the fiscal year ended December 31, 2016.

The coverage of the non-accrual loan portfolio fell to 97.34% at year-end, compared to 100.06% for the fiscal year ended December 31, 2016.

Our non-accrual loans to the private sector improved 5%, increasing from 3.31% in the fiscal year ended 2016 to 3.36% in the fiscal year ended 2017.

Banco Galicia has entered into certain debt renegotiation agreements with customers. Banco Galicia has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements are included within past due and accruing loans, which amounted to Ps.131 million, Ps.61 million and Ps.90 million as of December 31, 2017, 2016 and 2015, respectively.

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

The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	As of December 31,
	2017	2016	2015	2014	2013
	(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	181	173	159	117	127
Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	9	9	8	6	6

(1)	Recorded under “Miscellaneous Income”.

Loan Loss Experience

The following table presents an analysis of our allowance for loan losses and of our credit losses as of and for the periods indicated. Certain loans are charged off directly from the income statement (such charge offs are immaterial amounts charged to income before any allowances for loan losses are recorded) and therefore are not reflected in the allowance.

	Fiscal Year Ended December 31,
	2017	2016	2015	2014	2013
	(in millions of Pesos, except ratios)
Total Loans, Average (1)	159,190	111,166	77,832	59,094	47,964

Allowance for Loan Losses at Beginning of Period (2)	4,707	3,560	2,615	2,129	1,732
Changes in the Allowance for Loan Losses During the Period (2)
Provisions Charged to Income	4,811	3,389	2,128	2,339	1,701
Prior Allowances Reversed	—	(117)	—	(1)	—
Charge-Offs (A)	(2,848)	(2,125)	(1,203)	(1,840)	(1,304)
Inflation and Foreign Exchange Effect and Other Adjustments		—	20	(12)	—

Allowance for Loan Losses at End of Period	6,670	4,707	3,560	2,615	2,129

Charge to the Income Statement during the Period
Provisions Charged to Income (2)	4,811	3,389	2,128	2,339	1,701
Direct Charge-Offs, Net of Recoveries (B)	(66)	(272)	(226)	(181)	(187)
Recoveries of Provisions	—	(117)	—	(1)	—

Net Charge (Benefit) to the Income Statement	4,745	3,000	1,902	2,157	1,514

Ratios (%)
Charge-Offs Net of Recoveries (A+B) to Average Loans (3)	1.75	1.67	1.26	2.81	2.33
Net Charge to the Income Statement to Average Loans(3)	2.98	2.70	2.44	3.65	3.16

(1)	Before the allowance for loan losses.
(2)	Includes quotation differences for Galicia Uruguay.
(3)	Charge-offs plus direct charge-offs minus bad debts recovered.

During 2017, the Bank established allowances for loan losses in an amount of Ps.4,811 million.

Direct charges to the income statement, net of recoveries, increased by Ps.66 million as compared to 2016. The net charge to the income statement was Ps.4,745 million, representing 2.98% of the average loan portfolio for the fiscal year.

Charge-offs against allowances for loan losses were equal to Ps.2,848 million.

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

	As of December 31,
	2017			2016			2015
	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	—	—	—	—	—	—	—
Local Financial Sector	—	—	2.0	—	—	1.5	—	—	0.8
Non-Financial Private Sector and Residents Abroad
Advances	566	0.3	5.6	161	0.1	7.1	157	0.2	8.4
Promissory Notes	190	0.1	17.4	103	0.1	17.8	150	0.2	22.3
Mortgage Loans	42		2.8	43	—	1.5	33	—	2.1
Pledge Loans	4	—	0.5	3	—	0.5	7	—	0.4
Personal Loans	621	0.3	12.8	324	0.2	10.8	311	0.3	9.1
Credit-Card Loans	2,262	1.1	43.2	1,808	1.3	51.2	1,295	1.3	55.2
Placements in Correspondent Banks	—	—	0.1	—	—	0.9	—	—	0.2
Other	52		15.6	51	—	8.7	49	—	1.5
Unallocated(1)	2,933	1.5	—	2,214	1.6	—	1,558	1.5	—
Total	6,670	3.3	100.0	4,707	3.3	100.0	3,560	3.5	100.0

	As of December 31,
	2014			2013
	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	—	—	—	—
Local Financial Sector	—	—	0.3	—	—	1.1
Non-Financial Private Sector and Residents Abroad
Advances	121	0.2	5.8	95	0.2	5.8
Promissory Notes	94	0.2	23.6	56	0.1	23.2
Mortgage Loans	13	—	2.4	11	—	3.2
Pledge Loans	5	—	0.7	3	—	0.9
Personal Loans	299	0.4	10.1	261	0.5	14.0
Credit-Card Loans	759	1.1	54.0	676	1.2	47.7
Placements in Correspondent Banks	—	—	0.3	—	—	1.0
Other	19	—	2.8	22	—	3.1
Unallocated (1)	1,305	1.9	—	1,005	1.7	—
Total	2,615	3.8	100.0	2,129	3.7	100.0

(1)	The unallocated reserve consists of the allowances established on the portfolio classified in the “normal situation” category and includes additional reserves in excess of Argentine Central Bank minimum requirements.

Charge-Offs

The following table sets forth the allocation of the main charge-offs made by Banco Galicia, the Regional Credit Card Companies and CFA during the years ended December 31, 2017, 2016 and 2015.

	Fiscal Year Ended
	December 31,
	2017	2016	2015
	(in millions of Pesos)
Charge-offs by Type
Advances	78	125	45
Promissory Notes	107	222	146
Mortgage Loans	11	79	1
Pledge Loans	1	7	4
Personal Loans	427	496	340
Credit-Card Loans
Banco Galicia	581	381	217
Regional Credit Card Companies	1,626	751	436
Other Loans	17	64	14
Total(1)	2,848	2,125	1,203

(1)	Do not include the amounts directly charged off to the income statement.

During fiscal year 2017, Ps.2,848 million was charged off against the allowance for loan losses, including the Regional Credit Card Companies’ and CFA’s loan portfolios, while in fiscal year 2016 it amounted to Ps.2,125 million. For both fiscal years, the increases as compared to the prior years were attributable to the maturing of the individuals’ loan portfolio.

Foreign Outstandings

Cross-border or foreign outstandings for a particular country are defined as the sum of all claims against third parties domiciled in that country and comprise loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets that are denominated in foreign currency. The following were our foreign outstandings as of the dates indicated.

	Fiscal Year Ended
	December 31,
	2017	2016	2015
	(in millions of Pesos)
United States

Demand Deposits	314	1,366	230
Overnight Placements	269	1,227	232
Other	29	37	19
Total	612	2,630	481

Germany
Demand Deposits	50	50	82
Other	—	—	4
Total	50	50	86

As of December 31, 2017, we had the following foreign outstandings:

•	Ps.612 million (0.2% of our total assets) representing liquid placements with United States financial institutions, of which Ps.269 million represented overnight placements and Ps.314 million corresponded to demand deposits.

•	Ps.50 million with German financial institutions corresponding to demand deposits.

Deposits

The following table sets out the composition of our deposits as of December 31, 2017, 2016 and 2015. Our deposits represent deposits with Banco Galicia and CFA.

	As of December 31,
	2017	2016	2015
	(in millions of Pesos)
Checking Accounts and Other Demand Deposits	33,112	27,973	19,437
Savings Accounts	101,255	53,779	27,519
Time Deposits	66,020	49,876	51,118
Other Deposits (1)	1,553	19,145	1,045
Plus: Accrued Interest, Quotation Differences and UVA Adjustment	1,511	915	920
Total Deposits	203,451	151,688	100,039

(1)	Includes among other, deposits originated by Decree No. 616/05, Reprogrammed Deposits under judicial proceedings and other demand deposits. In 2016, includes mainly deposits related to the Tax Amnesty Law.

In 2017, our consolidated deposits increased 34% mainly as a result of a Ps.47,476 million increase in deposits in saving accounts and a Ps.16,144 increase in time deposits. These increase were mainly due to deposits received by Banco Galicia.

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

For more information, see Item 5.A. “Operating Results-Funding”.

The following table provides a breakdown of our consolidated deposits as of December 31, 2017, by contractual term and currency of denomination.

	Peso-Denominated		Foreign Currency- Denominated		Total
		% of		% of		% of
	Amount	Total	Amount	Total	Amount	Total
	(in millions of Pesos, except percentages)
Checking Accounts and Demand Deposits	Ps.33,112	25.2%	Ps.-	-%	Ps.33,112	16.4%
Savings Accounts	42,218	32.1	59,037	83.9	101,255	50.1
Time Deposits	55,073	41.8	10,947	15.5	66,020	32.7
Maturing Within 30 Days	12,958	9.8	3,380	4.8	16,338	8.1
Maturing After 31 Days but Within 59 Days	18,396	14.0	3,179	4.5	21,575	10.7
Maturing After 60 Days but Within 89 Days	8,141	6.2	252	0.4	8,393	4.2
Maturing After 90 Days but Within 179 Days	7,513	5.7	2,621	3.7	10,134	5.0
Maturing After 180 Days but Within 365 Days	7,019	5.3	1,348	1.9	8,367	4.1
Maturing After 365 Days	1,046	0.8	167	0.2	1,213	0.6
Other Deposits	1,155	0.9	398	0.6	1,553	0.8
Maturing Within 30 Days	905	0.7	398	0.6	1,303	0.7
Maturing After 31 Days but Within 59 Days	—	—	—	—	—	—
Maturing After 60 Days but Within 89 Days	—	—	—	—	—	—
Maturing After 90 Days but Within 179 Days	1	—	—	—	1	—
Maturing After 180 Days but Within 365 Days	249	0.2	—	—	249	0.1
Maturing After 365 Days	—	—	—	—	—	—

Total Deposits (1)	131,558	100.0%	70,382	100.0%	201,940	100.0%

(1)	Only principal. Excludes the UVA adjustment.

The categories with the highest concentration of maturities per their original term are those within the segments “within 30 Days” and “after 31 days but within 59 days” (Pesos and foreign currency), which accounted for 18.8% of the total and corresponded mainly to Peso-denominated time deposits. The rest of the terms represent a lower percentage of the total portfolio and have a homogeneous participation. As of December 31, 2017, the average original term for non-adjusted Peso-denominated time deposits was 54 days, for adjusted-Peso-denominated time deposits it was 251 and for foreign currency-denominated deposits it was approximately 44 days. Foreign currency-denominated deposits, equal to Ps.70,382 million (only principal), represented 34.9% of total deposits.

The following table provides information about the maturity of our outstanding time deposits exceeding U.S. $100,000, as of December 31, 2017.

Deposits over US$100,000
(in millions of Pesos)
Time Deposits
Within 30 Days	4,112
After 31 Days but Within 59 Days	7,981
After 60 Days but Within 89 Days	2,587
After 90 Days but Within 179 Days	4,319
After 180 Days but Within 365 Days	6,448
After 365 Days	1,023
Total Outstanding Time Deposits Exceeding US$100.000 (1)	26,470

(1)	Only principal.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the periods indicated.

	Fiscal Year Ended December 31,
	2017	2016	2015
	(in millions of Pesos, except percentages)
Net Income	8,329	6,018	4,338
Average Total Assets	254,295	184,395	122,684
Average Shareholders’ Equity	26,947	17,178	12,205
Shareholders’ Equity at End of the Period	39,300	20,353	14,485

Net Income as a Percentage of:
Average Total Assets	3.52	3.48	3.83
Average Shareholders’ Equity	30.91	35.03	35.54
Declared Cash Dividends	1,200	240	150
Dividend Payout Ratio	14.41	3.99	3.46
Average Shareholders’ Equity as a Percentage of Average Total Assets	10.60	9.32	9.95
Shareholders’ Equity at the End of the Period as a Percentage of Average Total Assets	15.45	11.04	11.81

84

Short-term Borrowings

Our short-term borrowings include all of our borrowings (including repurchase agreement transactions, debt securities and notes) with a contractual maturity of less than one year, owed to foreign or domestic financial institutions or holders of notes.

	As of December 31,
	2017	2016	2015
	(in millions of Pesos)
Short-Term Borrowings
Argentine Central Bank	15	13	7
Other Banks and International Entities
Credit Lines from Domestic Banks	809	1,609	553
Credit Lines from Foreign Banks	4,132	2,067	1,107
Notes	—	—	—
Repos	1,132	1,646	—
Total	6,088	5,335	1,667

As of the end of fiscal year 2017, our short-term borrowings consisted of credit lines from foreign banks, which represented 68% of our short term borrowings, credit lines from domestic banks, which represented 13% of our short term borrowings and repurchase agreements with local banks, which represented 19% of our short term borrowings.

We also borrow funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	As of December 31,
	2017	2016	2015
	(in millions of Pesos)
Banks and International Entities
Contractual Short-term Liabilities	—	—	—
Other Lines from Foreign Banks	4,132	2,067	1,107
Total Banks and International Entities	4,132	2,067	1,107

Domestic and Financial Institutions
Contractual Short-term Liabilities	—	—	—
Other Lines from Credit from Domestic Banks	809	1,609	553
Total Domestic and Financial Institutions	809	1,609	553

Total	4,941	3,676	1,660

The outstanding amounts and the terms corresponding to the outstanding notes as of the dates indicated below are as follows:

The following table sets forth the items listed below for our significant short-term borrowings for the fiscal years ended December 31, 2017, 2016 and 2015:

•	the weighted-average interest rate at year-end,

•	the maximum balance recorded at the monthly closing dates of the periods,

•	the average balances for each period calculated on a daily basis, and

•	the weighted-average interest rate for each period.

	As of December 31,
	2017	2016	2015
	(in millions of Pesos, except percentages)
Argentine Central Bank
Weighted-average Interest Rate at End of Period	—%	—%	—%
Maximum Balance Recorded at the Monthly Closing Dates	25	35	39
Average Balances for Each Period	15	11	6
Weighted-average Interest Rate for the Period	—%	—%	—%
Credit Lines from Domestic Banks
Weighted-average Interest Rate at End of Period	24.3%	26.5%	29.1%
Maximum Balance Recorded at the Monthly Closing Dates	2,335	1,609	1,282
Average Balances for Each Period	1,366	1,005	757
Weighted-average Interest Rate for the Period	25.3%	31.4%	26.6%
Credit Lines from Foreign Banks
Weighted-average Interest Rate at End of Period	2.7%	2.6%	3.5%
Maximum Balance Recorded at the Monthly Closing Dates	4,132	2,083	1,579
Average Balances for Each Period	2,584	1,429	974
Weighted-average Interest Rate for the Period	2.5%	3.0%	2.9%
Repurchases with Domestic Banks
Weighted-average Interest Rate at End of Period	26.8%	25.7%	-%
Maximum Balance Recorded at the Monthly Closing Dates	4,519	1,646	140
Average Balances for Each Period	868	300	176
Weighted-average Interest Rate for the Period	25.7%	28.9%	23.8%
Notes
Weighted-average Interest Rate at End of Period	—%	—%	—%
Maximum Balance Recorded at the Monthly Closing Dates	—	—	1,024
Average Balances for Each Period	—	—	619
Weighted-average Interest Rate for the Period	—%	—%	25.8%

Regulatory Capital

Grupo Financiero Galicia

Grupo Financiero Galicia and its subsidiaries are regulated by the General Corporations Law. Section 186 of the General Corporations Law establishes the minimum capital amount of a corporation at Ps.100,000.

Banco Galicia

Regarding regulatory capital, Banco Galicia must comply with the regulations set forth by the Argentine Central Bank. These regulations are based on the Basel Committee methodology, which provides the minimum capital requirements for financial institutions to cover the various risks inherent to its business activity and assets, such as credit risk (generated both by exposure to the private sector and to the public sector); operational risk (generated by the losses resulting from the non-adjustment or failures of internal processes); and market risk (generated by positions in securities and in foreign currency).

The computable capital is divided as follows:

•	Computable regulatory capital is divided into Basic Shareholders’ Equity (Tier 1 Capital) and Supplementary Shareholders’ Equity (Tier 2 Capital). Deductible Items start to be mainly part of the Basic Shareholders’ Equity.

•	Equity investments in financial institutions, credit card issuers, insurance companies and others with activity supplementary to the financial institution should be deducted from the calculation of computable capital.

•	Results for the period are part of the Basic Shareholders’ Equity (Income: 100% of audited results, 50% of unaudited results; Losses: 100%).

•	Supplementary Shareholders’ Equity includes 100% of the allowance for the portfolio in normal situation and for subordinated notes, with respect to which, as from each of the last five years of each issuance term, the computable amount shall be reduced by 20% of the aggregate principal amount that was issued.

The following percentages apply in determining minimum capital requirements:

•	Loans in Pesos to the Non-financial Public Sector: 0%.

•	Bank Premises and Equipment and Miscellaneous Assets: 8%.

•	Family Mortgage Loans: 35% over the 8%, if the amount does not exceed 75% of the asset value.

•	Retail Portfolio*: 75% over 8%.

The capital required for credit risk is calculated based on the balances as of the last day of each month. Computable capital is calculated as of the same month as the minimum capital requirement.

Minimum capital requirements must be met by the Bank, not only on an individual basis, but also on a consolidated basis with its significant subsidiaries.

In the table below, Banco Galicia’s information on regulatory capital and compliance with minimum capital requirements regulations is consolidated with Tarjetas Regionales and its subsidiaries, CFA and Galicia Uruguay.

	As of December 31,
	2017	2016	2015
	(in millions of Pesos, except percentages)
Minimum capital required (A)	22,610	15,258	11,063

Allocated to Credit Risk	17,263	11,511	8,369
Allocated to Market Risk	1,126	556	296
Allocated to Operational Risk	4,221	3,191	2,398

Computable Capital (B)	29,530	22,010	14,071

Tier I	22,582	16,471	11,732
Tier II	6,948	5,539	2,339
Additional Capital- Market Variation	—	—	—

Excess over Required Capital (B)-(A)(1)	6,920	6,752	3,008

Total Capital Ratio (%)(2)	13.22	15.04	13.38

Ratio Basel (%)(3)	10.69	11.82	10.18

In accordance with Argentine Central Bank rules applicable at each date.

(1)	Excess over required capital includes the 0.25% increase stemming from the additional requirement related to the Bank serving in the role of custodian of titles and representative of investments of the Fondo de Garantía y Sustentabilidad del Sistema Integrado Previsional Argentino.
(2)	Total computable capital / risk weighted assets (credit and market risks).
(3)	In accordance with Argentine Central Bank rules applicable at each date, operational risk is to be considered in order to determine the amount of risk weighted assets. The requirement on operational risk is related the evolution of the average of financial income and fee income.

As of December 31, 2017, the Bank’s computable capital exceeded the minimum capital requirement (Ps.22,610 million) by Ps.6,920 million (or 31%). This excess amount was Ps.6,752 million (44%) as of December 31, 2016.

*	Pursuant to the amended regulations with respect to minimum capital requirements, “retail portfolio” is defined as (i) individuals with loans equal to 75 times the minimum living wage and (ii) MiPyMEs (MicroPyMEs) with loans up to Ps. 10 million, with the amount of any such loan not to exceed 30% of the borrower’s income.

The minimum capital requirement increased by Ps.7,352 million, when compared to December 31, 2016, mainly due to (i) the increase in the balances of financing to the private sector in an amount of Ps.5,752 million, and (ii) operational risk in an amount of Ps.1,030 million.

Computable capital increased by Ps.7,520 million when compared to December 31, 2016, due to an increase of Ps.6,111 million in Tier 1 Common Capital, primarily as a result of the higher results recorded and partially offset by higher deductions as a consequence of organization and development expenses. Tier 2 Common Capital increased by Ps.1,409 million primarily as a result of: (i) the inclusion of 100% of the balance of Subordinated Notes for a face value of U.S. $250 million issued on July 19, 2016 and (ii) the increase in the calculable balance of the allowance for loan losses for the portfolio in normal situation. Argentine Central Bank regulations require that capitalization in kind be calculated as of the date of its authorization, rather than as of the date of its contribution. In this case, such capitalization was authorized in January 2018. If capitalization for this contribution had been calculated as of the date of its contribution, the capitalization ratio would have been 14.32%.

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

Minimum Capital Requirements of Insurance Companies

The insurance companies controlled by Sudamericana must meet the minimum capital requirements set by General Resolution No. 39,957 of the National Insurance Superintendency. This resolution requires insurance companies to maintain a minimum capital level equivalent to the highest of the amounts calculated as follows:

(a)	By line of insurance: this method establishes a fixed amount by line of insurance. For life insurance companies, it is Ps.9 million, increasing to Ps.12 million for companies that offer pension-linked life insurance. For providers of retirement insurance that do not offer pension-linked annuities, the requirement is Ps.30 million. For companies that offer property insurance that includes damage coverage (excluding those related to vehicles) the requirement is Ps.9 million (increasing to Ps.45 million for companies that offer all property and casualty products).

(b)	By premiums and additional fees: to use this method, the company must calculate the sum of the premiums issued and additional fees earned in the last 12 months. Based on the total, the company must calculate 16% of such amount. Finally, it must adjust the total by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

(c)	By claims: to use this method, the company must calculate the sum of gross claims paid during the 36 months prior to the end of the period under analysis. To that amount, it must add the difference between the balance of unpaid claims as of the end of the period under analysis and the balance of unpaid claims as of the 36th month prior to the end of the period under analysis. The resulting figure must be divided by three. Then the company must calculate 23%. The resulting figure must be adjusted by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

(d)	For life insurance companies that offer policies with an investment component, the figures obtained in b) and c) must be increased by an amount equal to 4% of the technical reserves adjusted by the ratio of net technical reserves to gross technical reserves (at least 85%), plus 0.3% of at-risk capital adjusted by the ratio of retained at-risk capital to total at-risk capital (at least 50%).

The minimum required capital must then be compared to computable capital, defined as shareholders’ equity less non-computable assets. Non-computable assets consist mainly of deferred charges, pending capital contributions, proposed distributions and excess investments in authorized instruments.

As of December 31, 2017, the computable capital of the companies controlled by Sudamericana exceeded the minimum requirement of Ps.548 million by Ps.115 million.

Sudamericana also owns Galicia Broker, a company dedicated to brokerage in different lines of insurance that is regulated by the guidelines of the Corporations Law, which provided for a minimum capital requirement of Ps.100,000.

Government Regulation

General

All companies operating in Argentina must be registered with the Argentine Public Registry of Commerce. In addition, any company with publicly issued equity or debt securities is subject to the rules and regulation of the CNV. Further, financial institutions, such as Grupo Financiero Galicia and Banco Galicia, are subject to BCRA regulations. All companies operating in Argentina are also regulated by the Corporations Law.

As companies listed in Argentina, Grupo Financiero Galicia and Banco Galicia must comply with the disclosure, reporting, governance and other rules applicable to such companies in the markets in which they are listed and those of regulators in the countries in which they are listed, including the Capital Markets Law (including Decree No. 1023/13), Law No. 20,643, the Decrees No. 659/74 and No. 2,220/80, as well as Decree No. 677/01, the Decree for Transparency in the Public Offering (“Régimen de la Transparencia de la Oferta Pública”) including to the CNV’s General Resolution No. 622/2013 (as amended and/or supplemented, the “CNV Rules”).

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

Banco Galicia’s operating subsidiaries are also subject to the following laws: Law No. 25,156, as amended (the Competition Defense Law or, in Spanish “Ley de Defensa de la Competencia”), Law No. 22,820, as amended (Fair Business Practice Law, in Spanish “Ley de Lealtad Comercial”) and Law No. 24,240, as amended (the Consumer Protection Law or, in Spanish “Ley de Defensa del Consumidor”).

As a financial services holding company, we do not have a specific institution that regulates our activities. Our banking and insurance subsidiaries are regulated by different regulatory entities. The Argentine Central Bank is the main regulatory and supervising entity for Banco Galicia.

The banking industry is highly regulated in Argentina. Banking activities in Argentina are regulated by Law No. 21,526, as amended (the “FIL”), which places the supervision and control of the Argentine banking system in the hands of the Argentine Central Bank. The Argentine Central Bank regulates all aspects of financial activity. See “Argentine Banking Regulation” below.

Banco Galicia and our insurance subsidiaries are subject to Law No. 25,246 which was passed on April 13, 2000 (as amended, among others, by Laws No. 26,087, 26,119, 26,683 and 26,734, together to which we refer to as the Anti-Money Laundering Law), which provides for an anti-money laundering framework in Argentina, including Laws No. 26,268 and 27,304, which amend Law No. 25,246 to include activities associated with terrorism and its financing within the scope of criminal activities. Furthermore, the Anti-Money Laundering Law created the Financial Information, which established an administrative criminal system.

Sudamericana’s insurance subsidiaries are regulated by the National Insurance Superintendency and Laws No. 17,418, as amended and No. 20,091. Galicia Broker is regulated by the National Insurance Superintendency, through Law No. 22,400.

The Regional Credit Card Companies and the credit card activities of Banco Galicia are regulated by Law No. 25,065, as amended (the “Credit Card Law”). Both the Argentine Central Bank and the Undersecretary of Domestic Trade have issued regulations to, among other things, enforce public disclosure of companies’ pricing (fees, interest rates, and advertising) in order to ensure consumer awareness of such pricing. See “Credit Cards Regulation”.

Net Investment is regulated by the Corporations Law, as previously noted, and is not regulated by any specific regulatory agency. Galicia Warrants is regulated by Law No. 9,643.

On January 6, 2002, the Argentine Congress enacted Law No. 25,561 (the “Public Emergency Law” as amended and supplemented), which, together with various decrees and Argentine Central Bank rules, provided for the principal measures with which to manage the 2001-2002 financial crisis, including Asymmetric Pesification and eliminating the requirement that the Central Bank’s reserves in gold, foreign currency and foreign currency denominated debt be at all times equivalent to 100% of the monetary base, among others. Recently the Argentine Government decided not to extend the term of the Public Emergency Law that had previously been extended annually.

Foreign Exchange Market

In January 2002, through the Public Emergency Law, Argentina declared a public emergency situation in respect of its social, economic, administrative, financial and foreign exchange matters and authorized the Argentine Executive Branch to establish a system to determine the foreign exchange rate between the Argentine Peso and foreign currencies and to issue foreign exchange-related rules and regulations. Within this context, on February 8, 2002, through Decree No. 260/2002, the Argentine Executive Branch established (i) a single and free-floating foreign exchange market (a “MULC”, or “Mercado Único y Libre de Cambios”) through which all foreign exchange transactions in a foreign currency must be conducted, and (ii) that foreign exchange transactions in a foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among the contracting parties, subject to the requirements and regulations imposed by the Argentine Central Bank.

On June 9, 2005, through Decree No. 616/2005, the Argentine Executive Branch mandated that inflows of funds into the MULC arising from foreign debt incurred by residents (subject to certain exceptions) and all inflows of funds of non-residents channeled through the MULC for certain concepts were required to be credited into a local account and maintained for a “Minimum Stay Period”, requiring a mandatory deposit for 30% of the amount of the transaction for a period of 365 calendar days. Such requirements were eliminated by the Macri administration.

As a result of the new policies, on December 28, 2015 the Argentine Central Bank issued Communication “A” 5861 and Communication “A” 5864 which specifically abrogated both Communication “A” 4864 and Communication “A” 4882. On December 29, 2015, the CNV issued Resolution No. 651, which abrogated the prior CNV regulations that complemented the restrictions issued by Communication “A” 4864 and “A” 4882.

In February 2017, the Ministry of Economy and Public Finance (Ministerio de Hacienda y Finanzas Públicas) issued Resolution No. 1/2017, which reduced the “Minimum Stay Period” described above to zero days.

As of July 1, 2017, with the issuance of Communication “A” 6244, the foreign exchange rules and regulations described above were reversed. The main provisions which currently govern the foreign exchange market, as amended by Communication “A” 6312, are summarized below:

Access to the Foreign Exchange Market

Access to the MULC is now available to all individuals and corporations for use with respect to incoming and outgoing funds to or from Argentina, irrespective of the individual’s or corporation’s domicile. Consequently, individuals and corporations may access the MULC without limitation and without the need to request prior authorization from the Argentine Central Bank in order to, among other things, make payments of principal and interest on foreign debt or for the prepayment of any debt, drawing on foreign credit facilities, making foreign investments, paying for imports of goods, paying for services abroad or entering into service contracts, making collections and payments between residents, making distributions or paying dividends abroad, and effecting the purchase or sale of non-performing financial assets.

Investments of residents abroad

Currently there are no restrictions, nor are prior authorizations required, for the purpose of making investments abroad. Residents (and non-residents) can freely access, without amount (or any other) limitations, the exchange market in order to make transfers abroad for investments.

Investments of non-residents and repatriation of funds abroad

Since current regulations no longer distinguish between foreign exchange transactions that can be made by residents and by non-residents, the latter can also freely access the foreign exchange market. As such, non-residents may make investments in Argentina and may also repatriate such funds at any time and without requesting prior authorization from the Argentine Central Bank.

Financial Indebtedness

Currently there are no restrictions or deadlines for the purpose of accessing the MULC to enter into or to repay financial loans provided by non-residents. There is no obligation to deposit in Argentina proceeds received from loans entered into outside of Argentina, not even as a condition to accessing the MULC in order to make payments on such loan.

In addition, there is no longer a prescribed “Minimum Stay Period” during which funds deposited in Argentina must remain in the country.

Argentine Central Bank Reporting Regime

In light of the foregoing, the Argentine Central Bank’s reporting regime has been updated as described below. Effective December 31, 2017, Communication “A” 6401 brought reporting requirements with respect to debt securities and external liabilities of the financial and private non-financial sector and direct investments of companies in such sector under one regime for “Assets and External Liabilities”. The reporting regime is divided into the following five subsections: (i) capital and mutual fund participations; (ii) non-negotiable debt instruments; (iii) negotiable debt instruments; (iv) financial derivatives; and (v) land, structures and real estate.

The completion and validation of the information corresponding to foregoing must be done electronically through the Federal Public Revenue Administration website. Such information must be reported within 180 calendar days of fiscal year end for annual statements, and within 45 calendar days as of fiscal quarter end for quarterly statements.

Taking into account the above, as of December 31, 2017, an Argentine resident investor must comply with this reporting regime only if the value of its investments abroad reaches or exceeds the equivalent of U.S. $1,000,000 (based on the net value of its total external assets and liabilities during the previous calendar year or the balance of holdings of external assets and liabilities at the end of the previous calendar year). If the value of such resident investor’s investments is less than the equivalent of U.S. $1,000,000, compliance with such reporting regime is optional. Further, if the value of such resident investor’s investments abroad reaches or exceeds the equivalent of U.S. $1,000,000, but does not exceed the equivalent of U.S. $50,000,000, the reporting regime must only be complied with on an annual basis.

Foreign Exchange Criminal Regime

Exchange operations can only be carried out through the entities authorized for such purposes by the Argentine Central Bank. As such, any exchange operation that does not comply with the provisions of the applicable regulations will be subject to the Foreign Exchange Criminal Regime, which provides sanctions such as the imposition of fines of up to ten times the amount of the operation in breach and imprisonment in certain instances. The Criminal Exchange Regime is regulated by Law 19,359 and Argentine Central Bank regulations.

These rules do not prevent the application of any other applicable law for the prevention of money laundering, terrorist financing and other illegal activities.

Compensation to Financial Institutions

For the Asymmetric Pesification and its Consequences

Decree No. 214/02 provided for compensation to financial institutions, for (i) losses caused by the mandatory conversion into Pesos of most of their liabilities at the Ps.1.40 per U.S. $1.00 exchange rate (which was greater than the Ps.1 per U.S. $1.00 exchange rate established for the conversion into Pesos of their Foreign currency-denominated assets), through the delivery of a Peso-denominated Compensatory Bond issued by the Argentine government; and (ii) the currency mismatch left on financial institutions’ balance sheets after the compulsory pesification (conversion into pesos) of certain assets and liabilities, through the conversion of the abovementioned Peso-denominated Compensatory Bond into a Foreign currency-denominated Compensatory Bond, which was achieved by the purchase of a Foreign currency-denominated Hedge Bond. For such purpose, the Argentine government established the issuance of a Foreign currency-denominated bond bearing Libor and maturing in 2012 (Boden 2012 Bonds).

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

Through Communication “A” 3916, dated April 3, 2003, the Argentine Central Bank allowed for the recording of an intangible asset on account of the difference between the amount paid by financial institutions pursuant to legal actions, and the amount resulting from the conversion into Pesos of the balance of the foreign currency deposits reimbursed, at the exchange rate of 1.4 Pesos per Dollar (adjusted by the CER plus accrued interest as of the payment date). In addition, it established that the corresponding amount must be amortized in 60 monthly equal and consecutive installments beginning in April 2003.

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

Banco Galicia has complied with Argentine Central Bank regulations concerning the amortization of amparo claims. However, Banco Galicia reserves the right to make claims in view of the negative effect on its financial condition caused by compliance with court orders, in excess of the provisions of the above-mentioned regulations. On December 30, 2003, Banco Galicia formally requested from the executive branch of the Government, with a copy of such request sent to the Argentine Ministry of Economy and to the Argentine Central Bank, the payment of due compensation for the losses incurred in connection with Asymmetric Pesification.

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

General

Since 1977, banking activities in Argentina have been regulated by the Argentine Financial Institutions Law (the “FIL”), which places the supervision and control of the Argentine banking system in the hands of the autonomous Argentine Central Bank, the principal monetary and financial authority in Argentina that operates independently from the Argentine government. The Argentine Central Bank enforces the FIL and grants authorization to banks to operate in Argentina. The FIL confers numerous powers to the Argentine Central Bank, including the ability to grant and revoke bank licenses, authorize the establishment of branches of Argentine banks outside of Argentina, approve bank mergers, capital increases and certain transfers of stock, set minimum capital, liquidity and solvency requirements and lending limits, grant certain credit facilities to financial institutions in cases of temporary liquidity problems and to promulgate other regulations and to enforce the FIL. The Argentine Central Bank has vested the Superintendency with most of the Argentine Central Bank’s supervisory powers. Such entity is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial institutions and establishing rules for participation of financial institutions in the foreign exchange market and the issuance of bonds and other securities, among other functions. In this section, unless otherwise stated, references to the Argentine Central Bank should be understood to be references to the Argentine Central Bank acting through the Superintendency. FIL grants the Argentine Central Bank broad access to the accounting systems, books, correspondence, and other documents belonging to banking institutions. The Argentine Central Bank regulates the supply of credit and monitors the liquidity, and generally supervises the operation, of the Argentine banking system.

Current regulations equally regulate Argentine and foreign owned banks.

Principal Regulatory Changes since 2002

On January 6, 2002, the Argentine government enacted the Public Emergency Law, as amended and supplemented, (Ley de Emergencia Pública) to address the 2001-2002 economic crisis in its social, economic, administrative, financial and foreign exchange matters. The principal measures taken by the Argentine government during 2002, both through the enactment of the Public Emergency Law and a series of decrees and other regulations, include the following: (i) the ratification of the suspension of payments on most public debt, with the exception of debts owed to multilateral lending agencies; (ii) the repeal of sections of the Convertibility Law (Ley de Convertibilidad) that established, since 1991, a 1 to 1 parity between the Peso and the Dollar, the devaluation of the Peso, and an exchange rate fluctuation regime, which domestically resulted in a decrease in the value of the Peso against the Dollar of around 240% during 2002; (iii) the amplification of exchange controls and restrictions on transfers abroad, which measures began to be eased towards the end of 2002; (iv) the ratification and extension of the restrictions on cash withdrawals from bank deposits that were established in December 2001 (the “corralito”), and later lifted in December 2002; (v) Asymmetric Pesification, the specific details of which are as follows: (a) Foreign currency-denominated debts of individuals and companies with financial institutions were converted into debt denominated in Pesos at an exchange rate of Ps.1.00 per U.S. $1.00 (1:1), (b) Foreign currency-denominated public sector debt to the financial sector were converted into Peso-denominated debt instruments at an exchange rate of Ps.1.40 per U.S. $1.00 (1.40:1), and (c) Foreign currency-denominated bank deposits were converted into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S. $1.00 (1.40:1), while foreign regulated public sector debt held by banks and companies remained Foreign currency-denominated; (vi) the modification of the return on assets and cost of liabilities “pesified” at the rate of Ps.1.40 per U.S. $1.00 through the establishment of maximum and minimum interest rates and capital adjustments in accordance with retail price or wage change indices; (vii) the extension of the maturities of Peso-denominated time deposits and deposits originally denominated in foreign currency, above a certain amount, which established a payment schedule with maturities in 2003 or 2005, depending on whether the deposits were originally made in Pesos or Dollars (the “corralón”); (viii) the voluntary exchange of corralito or corralón deposits for Argentine government bonds (through Decree No. 739/03, dated April 1, 2003, the corralón was eliminated); (ix) the amendment of the charter of the Argentine Central Bank (see “General” above); and (x) the compensation to financial institutions, through bonds issued by the Argentine government for the losses caused by asymmetric pesification. The executive branch of the Argentine government and the Argentine Central Bank have provided a set of rules for determining the amount of compensation for losses related to asymmetric pesification, although certain financial entities claim that the compensation established by such rules is not adequate to cover the losses that they have experienced.

The application of this law was extended annually until November 4, 2015, when the Argentine Congress extended the validity of the Public Emergency Law until December 31, 2017. Such law has not been further extended since such date.

Supervision

As the regulator of the Argentine financial system, the Argentine Central Bank requires financial institutions to submit information on a daily, monthly, quarterly, semiannual and annual basis. These reports, which include balance sheets and income statements, information relating to reserve funds, use of deposits, portfolio quality (including details on debtors and any established loan loss provisions) and other pertinent information, allow the Argentine Central Bank to monitor financial institutions financial condition and business practices.

The Argentine Central Bank periodically carries out formal inspections of all banking institutions in order to monitor compliance by banks with legal and regulatory requirements and confirm the accuracy of the information provided to the Argentine Central Bank. If Argentine Central Bank rules are breached, it may impose various sanctions depending on the magnitude of the infringement. These sanctions range from warning calls up to the imposition of fines, or even the revocation of the financial institution’s operating license. Moreover, non-compliance with certain rules may result in the obligatory presentation to the Argentine Central Bank of specific adequacy or regularization plans. The Argentine Central Bank must approve these plans in order for the financial institution to remain operational.

Financial institutions operating in Argentina have been subject to the supervision of the Argentine Central Bank on a consolidated basis since 1994. Information regarding “Limitations on Types of Business,” “Capital Adequacy Requirements,” “Lending Limits,” and “Loan Classification System and Loan Loss Provisions”, related to a bank’s loan portfolio, is calculated on a consolidated basis. However, regulations relating to a bank’s deposits are not based on consolidated information, but on such bank’s deposits in Argentina (for example, liquidity requirements and contributions to the deposit insurance system).

Examination by the Argentine Central Bank

The Argentine Central Bank began to rate financial institutions based on the “CAMEL” quality rating system in 1994. Each letter of the CAMEL system corresponds to an area of the operations of each bank being rated, with: “C” standing for capital, “A” for assets, “M” for management, “E” for earnings, and “L” for liquidity. Each factor is evaluated and rated on a scale from 1 to 5, with 1 being the highest rating an entity can receive. The Argentine Central Bank modified the supervision system in September of 2000. The objectives and basic methodology of the new system, referred to as “CAMELBIG,” do not differ substantially from the CAMEL system. The components were redefined in order to evaluate business risks separately from management risks. The components used to rate the business risks are: capital, assets, market, earnings, liquidity and business. The components to rate management risks are: internal control and the quality of management. By combining the individual factors under evaluation, a combined index can be populated that represents the final rating for the financial institution.

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

Regulatory capital (Minimum Capital Requirements)

Financial entities are subject to the capital adequacy rules of the Argentine Central Bank, consequently Banco Galicia, as a commercial bank, must maintain a minimum capital amount measured as of each month’s closing. Argentine Central Bank regulations establish that financial institutions legal capital should be equal to the greater value resulting from the comparison between the applicable basic requirement (corresponding to the type of entity) and the sum of those determined by credit and market risk, as well as operational risk.

The minimum basic capital requirement for a commercial bank located in the City of Buenos Aires, such as Banco Galicia, is a capital reserve of at least Ps.26 million. The minimum capital requirements related to credit risk, which are calculated according to a formula created by the Argentine Central Bank, are designed to establish the minimum capital necessary to offset the risk that the counterparty does not comply with its obligation in a transaction related to the assets that are being reviewed. The minimum capital requirements related to market risks are designed to offset the eventual losses generated by a change of market rates or of credit quality, which would affect the assets and liabilities of the bank. Such market risk includes (among other risks) liquidity risk and interest rate risk. Operational risk includes the possibility of incurring a failure or deficiency in losses as a result of external events or as a result of a failure or deficiency in internal processes, human error or internal systems.

In order to verify compliance with the minimum capital requirements, the Argentine Central Bank considers the computable regulatory capital (“RPC”) of a particular entity (i.e. capital that the entities actually have). Pursuant to the Argentine Central Bank’s regulations, a bank’s RPC is the sum of the minimum core capital (Tier 1 capital) and supplementary capital (Tier 2 capital), minus certain deductible concepts. The Argentine Central Bank considered Basel III requirements in order to regulate the RPC (and listed the assets included in each Tier as well the deductible concepts in accordance with such rules).

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

In addition, any financial institution operating under the daily integration of the minimum capital requirement related to market risk (when such failure is caused by the requirements established to guard against interest rate risk, foreign exchange risk or equity price risk), must pay-in the corresponding amount necessary to comply with the requirements and/or reduce its asset position until the applicable requirement is complied with, within a term of 10 business days counted from the first failure to comply with the requirements. In case the non-compliance situation remains after such term has elapsed, the entity must submit to the Superintendency a regularization and reorganization plan within the following 5 days.

Legal Reserve

The Argentine Central Bank and FIL rules, requires that every year banks allocate to a legal reserve a percentage of their net profits established by the Argentine Central Bank, which currently amounts to no more than 20% and no less than 10% of their yearly income. Such reserve may only be used during periods in which such financial institution has incurred losses and has exhausted all other reserves. Distribution of dividends will not be allowed if the legal reserve is not met.

Profit Distribution

In accordance with Communications “A” 5827,“A” 6013 and “A” 6304, financial institutions profit distribution (the concept under which a payment of dividends is included) must be authorized by the Superintendency.

The Argentine Central Bank states that at least one month prior to the filing of an application for the Superintendency’s approval for a profit distribution, it must be verified that the financial institution requesting such approval: (i) is not subject to the provisions of Sections 34, “Regularization and sanitation” (“Regularización y saneamiento”) and 35 of the FIL, “Restructuring of the entity in receipt of credit and bank deposits” (“Reestructuración de la entidad en resguardo del crédito y los depósitos bancarios”), (ii) did not receive financial assistance related to illiquidity from the Argentine Central Bank, (iii) completes in a timely manner all reporting requirements established by the Argentine Central Bank, and (iv) has no deficiencies related to minimum capital integration, on both an individual and consolidated basis, or related to the minimum cash requirements (on average), whether in Pesos, foreign currency or securities issued by the public sector).

Additionally, Communication “A” 3785 requires that if a given financial institution holds securities issued by the Argentine government under Decree 905/02 as compensation for losses related to asymmetric pesification, that are recorded at their “technical value,” such entity may not distribute profits unless the amount of such distribution exceeds the difference between the registration and listing values of the aforementioned government securities.

However, a profit distribution cannot be made in any of the following circumstances:

• if the average minimum cash reserve is lower than the amount of cash required by the latest reported position or the pro-forma position after making the profit distribution; and/or

• if the financial institution did not comply with the applicable Additional Capital Margins.

In addition, for financial institutions that are branches of foreign financial institutions, the Superintendency will consider the liquidity and solvency of their headquarters and the markets in which they operate in order to allow for the profit distribution.

Legal Reserve Requirements for Liquidity Purposes

The deposit amount minus the minimum cash requirement determines the “lending capacity” of a particular deposit.

The Argentine Central Bank modifies the applicable minimum cash requirement from time to time depending on monetary policy considerations.

The then-applicable minimum cash requirement will be applied to the monthly average of the daily balances of the assets, calculated at the close of each business day during the applicable calendar month, taken into account for the purpose of calculating “lending capacity”.

The averages will be obtained by dividing the sum of the daily balances by the total amount of days of each month. For days in which no movement is recorded, the balance corresponding to the immediately preceding day. Compliance with minimum cash requirements must be made in the same debt currency and/or instrument that corresponds to the requirement (with certain exceptions), and might be completed through (i) checking accounts, denominated in Pesos, opened by financial entities in the Argentine Central Bank; (ii) “Minimum Cash Accounts”, denominated in dollars or other foreign currencies, opened by financial entities in the Argentine Central Bank; (iii) special guarantee accounts in favor of clearing houses and for coverage of credit cards, vouchers and ATM operations and for transfer settlement of immediate funds; (iv) non-bank financial entities checking accounts opened in commercial banks for the requirement of minimum cash integration; (v) special accounts opened in the Argentine Central Bank linked for the provision of social security benefits in charge of National Social Security Administration (“Administración Nacional de la Seguridad Social” or ANSES) and (vi) “sub-accounts 60” minimum cash of public securities and debt instruments issued by the Argentine Central Bank, at market value.

According to Communication “A” 6341 (as modified and complemented), the percentages of minimum cash requirements applicable in accordance with Argentine Central Bank rules, are as follows:

•	Demand deposits:

•	Peso-denominated checking accounts and savings accounts: 20%.

•	Savings accounts denominated in foreign currency: 25%.

•	Fixed term deposits, including those adjusted by CER (by remaining maturity):

•	Peso-denominated: up to 29 days: 14%; from 30 to 59 days: 10%; from 60 to 89 days: 5%; from 90 to 179 days: 1%; from 180 to 365 days: 0%.

•	Foreign currency-denominated: up to 29 days: 23%; from 30 to 59 days: 17%; from 60 to 89 days: 11%; from 90 to 179 days: 5%; from 180 to 365 days: 2%; and more than 365 days: 0%.

Deficiencies of minimum cash and daily integrations in pesos are subject to a fine equivalent to twice the BADLAR rate of private banks for pesos deposits, informed for the last business day of relevant period (according to Communication “A” 5356 and modifications).

Deficiencies of minimum cash and daily integrations in foreign currency are subject to a fine equivalent to twice the private banks BADLAR rate in dollars or twice the 30-day LIBOR rate for operations in that currency, informed for the last business day of relevant period or last available, whichever is higher (according to Communication “A” 5356 and modifications).

As of December 31, 2017, Banco Galicia was in compliance with its legal reserve requirements and continued to be in compliance as of the date of this annual report.

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

In order to calculate the legal reserves requirements for liquidity purposes described above, it is not necessary to deduct the capital stock allocated to foreign branches from a bank’s shareholders’ equity.

Pursuant to the Argentine Central Bank’s regulations, financial institutions are not allowed to hold more than a 12.5% interest (or more than a specific percentage of the financial institution’s adjusted shareholders’ equity) in the outstanding capital of a company which does not provide services complementary to those offered by financial institutions. The Argentine Central Bank determines which services are complementary to those provided by financial institutions. To date has been determined that such services include those offered in connection with stock brokerage, the issuance of credit, debit or similar cards, financial intermediation in leasing and factoring transactions.

Non-banking financial institutions are not allowed to provide certain services and activities, such as opening checking accounts, , among other activities.

Capitalization of Debt Instruments

Communication “A” 6304 of the Argentine Central Bank provides that all regulations related to capital increases must be cash contributions. However, the regulation establishes that subject to the prior authorization of the Superintendency, the following instruments are allowed as capital contributions: (i) securities issued by the Argentine government, (ii) debt instruments issued by the Argentine Central Bank, and (iii) a financial institution’s deposits and other liabilities resulting from its financial brokerage activities, including subordinated obligations. With respect to instruments (i) and (ii), the contributions must be recorded at their market value. It is understood that an instrument has a market value when it is regularly listed on regulated local or foreign stock markets and traded on such markets in such amounts that the liquidation of such instruments does not significantly affect the listing price of such instruments. With respect to clause (iii) above, contributions must be recorded at their market value, as defined in the previous sentence or, in the case of financial institutions that publicly offer their stock, at the price determined by the applicable regulatory authority. If the aforementioned conditions are not met, the instruments in question will not be contributable as capital.

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

For a second grade financial institution (i.e. a financial institution that provides financial products to other banks and not to retail customers), the latter limit is ten times such financial institution’s RPC.

Banco Galicia has historically complied with such rules.

Loan Classification System and Loan Loss Provisions

For a description of the Argentine Central Bank’s loan classification system and the Argentine Central Bank’s minimum loan loss provisions requirements, see “—Selected Statistical Information—Main Argentine Central Bank’s Rules on Loan Classification and Loan Loss Provisions”.

Limitation on Fees and Other Substantial Elements

The Argentine Central Bank has issued regulations limiting amounts that entities can charge as credit card fees, as well as fees that can be charged for financial services rendered by financial entities, credit card issuers (and other similar entities). Such regulations provide that such fees must be duly justified from a technical and economic point of view and must be in relation to the total financial costs incurred by any such financial institution. Further, such Laws provide that applicable interest rates must be set forth.

In addition, such regulations provide that in order to modify fees and other conditions established in agreements executed by and between financial entities and consumers, the following requirements must be met (i) reasons for fees increases must be established in the agreements and must be duly justified; (ii) modifications cannot change the core or fundamental provisions of the agreement; (iii) the consumer must be duly informed of any such changes; and (iv) for the imposition of new fees, the consumer’s consent must be obtained.

Foreign Currency Position

The Foreign Currency Global Position of a financial institution (defined as the assets and liabilities arising from financial intermediation and securities denominated in foreign currency) used to be limited by the Argentine Central Bank regulations. Currently, since the enactment of Communication “A” 6244 financial entities may determine their own Foreign Currency Global Position.

Deposit Insurance System

In 1995, Law No. 24,485 and Decree No. 540/95, as amended, created a mandatory deposit insurance system for bank deposits and delegated to the Argentine Central Bank the organization and start-up of the deposit insurance system. The deposit insurance system was implemented through the creation of a fund named Fondo de Garantía de los Depósitos (“FGD”), which is administered by Seguros de Depósitos S.A. (“Sedesa”). The shareholders of Sedesa are the Argentine government, through the Argentine Central Bank, which holds at least one share, and a trust constituted by the financial institutions which participate in the fund.

The Argentine Central Bank establishes the extent of participation by each institution in proportion to the resources contributed by each such institution to the FGD. Banks must contribute to the FGD on a monthly basis in an amount that is currently equal to 0.015% of the monthly average of daily balances of such institution’s deposits (both Peso- and foreign currency-denominated).

In addition, when the contributions to the FGD reach the greater of Ps.2 billion or 5.0% of total deposits, the Central Bank may suspend or reduce the monthly contributions and reinstate the same when contributions fall below such required level.

The deposit insurance system covers all Peso and foreign currency deposits held in demand deposit accounts, savings accounts and time deposits for an amount up to Ps.450,000 per person, account and deposit. Certain deposits are not covered by the guarantee of the deposit insurance system, such as deposits received at rates higher than the reference rate in accordance with the limits established by the Argentine Central Bank, deposits acquired by endorsement, and those made by persons related to the financial institution (as defined by Argentine Central Bank regulations). The guarantee provided by the deposit insurance system must be made effective within 30 days from the revocation of the license of a financial institution, subject to the outcome of the exercise by depositors of their priority rights described under “—Priority Rights of Depositors” below. The Argentine Central Bank may modify, at any time, and with general scope, the amount of the mandatory deposit guarantee insurance.

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

Deposit and Loans in Housing Units

In order to facilitate access to mortgage loans, though Communication “A” 5945, dated April 8, 2016, and complementary regulations, the Argentine Central Bank established a new type of loan denominated in housing units. The value of such housing units will be updated using the Reference Stabilization Coefficient.

Financing Loans for Economic Development

The Argentine Central Bank has implemented several policies in order to promote economic development and productivity in Argentina, pursuant to which certain financial institutions are required to allocate a certain percentage of funds for specific investments, such as providing financing to SMEs and investment projects. The Argetine Central Bank established new requirements with respect to such requirements for 2018 in Communication “A” 6352, dated November 3, 2017.

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

Furthermore, any actions authorized, commissioned or decided by the Argentine Central Bank under Section 35 of the FIL involving the transfer of assets and liabilities, or complementing such transfers, or that are necessary to execute the restructuring of a financial institution, as well as those related to the reduction, increase or sale of equity, are not subject to any court authorization and cannot be deemed inefficient in respect of the creditors of the financial institution which was the owner of the excluded assets, even though its insolvency preceded any such actions.

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

Credit Cards Regulation

The Credit Cards Law establishes the general framework for credit card activities. Among other regulations, this law:

•	sets a 2.5% cap on the rate a credit card company can charge merchants for processing customer card holders’ transactions with such merchants, calculated as a percentage of the customers’ purchases. With respect to debit cards, the cap is set at 1.2% and the amounts relating to the customers’ purchases should be processed in a maximum of 3 business days;

•	establishes that credit card companies must provide the Argentine Central Bank with the information on their loan portfolio that such entity requires; and

•	sets a cap on the interest rate a credit card company can charge a card holder, which cannot exceed the average interest rate charged by the issuer on personal loans by more than 25%; for non-bank issuers, such amount cannot exceed the financial system’s average interest rate on personal loans (published by the Argentine Central Bank) by more than 25%.

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

Through its Communiqué “A” 5853, dated December 17, 2015, the Argentine Central Bank rescinded regulations related to limits on interest rates in respect of lending transactions.

Concealment and Laundering of Assets of a Criminal Origin

Law 25,246 (as amended in July 2011 by Law No. 26,683) incorporates money laundering as a crime under the Argentine Criminal Code. Additionally, with the goal of preventing money laundering, the UIF was created under the jurisdiction of the Argentine Ministry of Justice, Security and Human Rights. As a result of such modification, money laundering is now classified as a separate offense.

In addition to the above, Law No. 26,683 punishes “self-laundering”, which punishes money laundering tied to a crime the individual in question committed his or herself. It also includes certain tax offenses described in Article 303 of the Argentine Penal Code as punishable laundering behavior. The new standard falls under Article 303 of the Argentine Penal Code in the chapter titled “Crimes against economic and financial order.”

The minimum and maximum of the criminal scale will be doubled when (i) the foregoing acts were crimes that are particularly serious, meaning those crimes with a punishment that is greater than three years of imprisonment; (ii) the perpetrator committed the crime for profit; and (iii) the perpetrator regularly performs concealment activities.

The criminal scale can only be increased once, even when more than one of the above-mentioned acts occurs. In such case, the court may take into consideration the multiple acts when determining the original punishment.

In addition, the regulations establish that:

(i) within the framework of a review of reported suspicious activity, the person required by the UIF to provide information may not withhold it, claiming such information is a banking, stock market or professional secret, nor because it is legally or contractually confidential;

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

Notwithstanding the foregoing, pursuant to the Argentine Criminal Code, the exemption described in clause (iii) above shall not be effective in the following cases:

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

Finally, the law lists the parties that are obligated to report to the UIF, which include among others:

- Financial institutions, agents and stock companies, and insurance companies,

- Public notaries and registered professionals whose activities are governed by the Consejo Profesional de Ciencias Económicas (Economic Sciences Professional Council), companies that receive donations or capital contribution for over Ps.70,000 and companies that organize and regulate professional sport events.

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

Overview

In recent years, we have undertaken to expand the volume of our business with the private sector in order to increase our reoccurring earnings generation capacity. We have increased our customer base and our fee-based business and financial intermediation activities with the private sector, strengthening our position as a leading domestic private-sector financial institution. In addition, our total deposits and loan origination have increased.

We have increased our regulatory capital through the issuance of subordinated bonds (most recently in July 2016) and through internal origination of profits. The increase in our overall level of activity, which led to the above-mentioned increase in the volume of our fee based business and financial intermediation with the private sector, has had a positive impact on our gross brokerage margin and on our net income from services. Loan loss provisions increased due to additional consumer loan portfolios in arrears and to increased regulation of such credit portfolios. Administrative expenses increased primarily as a consequence of higher personnel expenses as a result of salary increase agreements with unions and of other expenses related to services provided to Banco Galicia.

Despite the volatility of the Argentine economy, though our main subsidiary, Banco Galicia, we have managed to expand our business with the private sector and to improve its income generation, while strengthening our financial condition, maintaining an adequate coverage of its credit risks and maintaining a healthy asset quality.

In summary, in recent years, our operating profitability was positively impacted by the growth of our financial intermediation and fee-based businesses with the private sector in the context of a low credit risk, yet inflationary environment. Fiscal year 2018 is expected to be a challenging year of transition at the local level as there are still certain macroeconomic imbalances to be solved, such as a significant fiscal deficit, high levels of inflation and the uncertainty of access to the international capital market on attractive conditions, together with a more volatile world economy, all of which could negatively impact the Argentine economy.

The Argentine Economy

The Argentine economy was affected by international political and economic factors in 2017, including the first year of the Trump administration in the United States and its policies (in particular tax reforms), and the actions of central banks worldwide, including the Federal Reserve, the European Central Bank, the Bank of Japan and the Bank of England.

In 2017, the Dollar depreciated against the currencies of its main business partners, declining 10.3% in 2017, as compared to the U.S. Dollar Index (a basket comprised of the currencies of certain U.S. trading partners), as a result of the appreciation of the Euro (+14%). A sustained improvement in several indicators of Eurozone countries translated into the strength of the Euro vis-à-vis the Dollar. According to the “World Economic Outlook” prepared by the IMF, global output increased to 3.7% in 2017 from 3.2% in 2016. The output of developed economies was 2.3%, reflecting an average of 2.4% in the Eurozone, 2.3% in the United States and 1.8% in Japan. The output of emerging markets was 4.7%, with China at 6.8% and India at 6.7%. In addition, the economic recovery of Latin America in 2017 is noteworthy, the output of which changed from a 0.7% decline in 2016, as compared to 2015, to a 1.3% increase in 2017, as compared to 2016, with a positive outlook for 2018 (+1.9%) and 2019 (+2.6%).

Correspondingly, equity performed well in 2017. In the United States, the Nasdaq increased 27% as compared to 2016, the Dow Jones Industrial Average increased 24% as compared to 2016, and the S&P 500 increased 19% as compared to 2016, whereas Japan’s Nikkei 225 index increased 19% as compared to 2016 and the Euro Stoxx 50 index increased 7% as compared to 2016. Equity markets in emerging economies also performed well in 2017 as compared to 2016, with Argentina’s MERVAL increasing 47%, Chile’s Santiago Stock Exchange General Index increasing 46%, Peru’s Bolsa de Valores increasing 34%, Brazil’s B3 increasing 25%, Colombia’s Stock Exchange increasing 14%, and Mexico’s Bolsa Mexicana de Valores increasing 12%.

As result of the Dollar’s depreciation, commodities increased .5% in 2017 as compared to 2016. Among the several commodity sectors, changes varied. For example, increases in industrials were comprised of aluminum (+35%), copper (+32%), nickel (+26%), and gold (+12.5%). Reflecting the effects of an agreement to reduce oil production between Russia and OPEC, the cost of oil increased 12% in 2017 as compared to 2016, with the cost of WTI crude as of December 31, 2017 at $60.40 per barrel. In contrast, the cost of corn and soy decreased 9.7% and 5.1%, respectively, whereas the cost of wheat increased 5.5%, in each case in 2017 as compared to 2016.

Argentina continued on a path of economic growth in 2017, with private estimates reflecting a growth of the economic activity of about 2.9%, whereas GDP data prepared by the National Institute of Statistics and Census (INDEC) reflected a growth rate of about 2.8%. Relatedly, the unemployment rate decreased from 8.5% of the economically active population for the third quarter of 2016 to 8.3% for the third quarter of 2017.

In the monetary sphere, the main monetary aggregates decelerated their pace, standing below the nominal growth of the economy. By fiscal year-end, the monetary base recorded a 21.8% annual expansion, 9.9% below the growth recorded in 2016. Particularly, this monetary aggregate increased by Ps.179,450 million, primarily as a result of currencies purchased by the Argentine Central Bank from the National Treasury in an amount of Ps.271,708 million, and the increase in financing to the National Treasury in an amount of Ps.150,000 million. This expansion was partially offset by the placement of Argentine Central Bank Bills and Notes for Ps.225,364 million and a Ps.25,043 million increase in repurchase transactions. This trend was not reflected in the performance of the private-sector M2 (money in circulation and deposits in savings and checking accounts that belong to the private sector), which grew 37.0% in 2017, as compared to the 32.2% growth in 2016. On the other hand, total M2 (including deposits from the public sector) increased 25.7% in 2017, after increasing by 30.3% in 2016.

Domestic interest rates shifted with changes to expectations in prices and the foreign exchange market. During the first half of 2017, with high inflation levels that the Argentine Central Bank sought to contain under the framework of a contractive monetary policy, domestic interest rates remained high. This resulted in a downward pressure on the exchange rate, which remained relatively steady during the first six months of 2017 (depreciating by +4.7%), whereas in the last part of the year depreciation accelerated (+12.1%). Particularly, the Badlar rate ended the year at 23.3%, compared to 19.9% in December 2016.

The reference exchange rate established by the Argentine Central Bank increased from Ps.15.850 to Ps.18.774 per Dollar between December 30, 2016 and December 29, 2017 (equivalent to a 18.4% depreciation); while the average exchange rate increased from Ps.14.94 in 2016 to Ps.16.76 per Dollar in 2017.

According to private estimates, inflation in 2017 was about 26.6% inter-annually, considerably below the 2016 levels (37.7% inter-annually). Particularly, in 2017, the national CPI published by INDEC showed a 24.8% growth inter-annually, whereas the CPI of the City of Buenos Aires decreased to 26.1% inter-annually from 41.0% inter-annually shown last year.

In the fiscal area, tax revenues, including social security, recorded a growth of 22.6% inter-annually compared to a 36.3% growth inter-annually in 2016. In turn, primary expenditures increased by 21.8%, at least 16.4% less than in 2016. Thus, the Argentine public sector achieved a primary deficit of Ps.404,142 million, equivalent to 3.9% of GDP. This figure entailed an improvement, as compared to the primary deficit in the same period of 2016 (4.5% of GDP), amounting to Ps.359,382 million. After interest payments for Ps.224,907 million, the financial deficit amounted to Ps.629,050 million, equivalent to 6.1% of GDP.

Regarding the external sector, during 2017 the foreign exchange balance current account published by the Argentine Central Bank (cash basis) reached a deficit amounting to U.S. $17,052 million, higher than the deficit registered in 2016, which amounted to U.S. $15,574 million. The current account deficit, measured in terms of GDP, stood at about 3% in 2017, remaining relatively steady as compared to that shown in 2016. The deterioration noted in nominal terms basically resulted from lower net income from assets (U.S. $4,028 in 2017, as compared to U.S. $8,093 million in 2016) and higher net expenses from services (U.S. $10,847 in 2017, as compared to U.S. $9,004 million in 2016).

Particularly, revenues for collections of exports of goods amounted to U.S. $58,600 million in 2017, which showed a 0.9% increase, as compared to the level noted in the prior year, although still below those recorded prior to 2015. This poor performance was related to the decline in the oil seeds, oils and cereals sector, which showed collections for exports amounting to U.S. $26,635 million, 3% lower than that recorded in the previous year. Additionally, we noted lower income from foreign advances and pre-financing, which totaled U.S. $8,540, showing an inter-annual drop of 36%.

Payments for imported goods amounted to U.S. $54,572 million, resulting in an inter-annual increase of 9.2% (about U.S. $4,584 million). The increase in payments for imports resulted from the manufacturing and the automotive sector.

The non-financial private sector capital account recorded a net foreign currency outflow of U.S. $4,617 million, as compared to a net foreign currency inflow of U.S. $3,160 million in 2016. As of December 29, 2017, the Argentine Central Bank’s international reserves amounted to U.S. $55,055 million, U.S. $15,747 million higher as compared to December 31, 2016.

The Argentine Financial System

Total loans to the private sector in the financial system amounted to Ps.1,602,851 million as of December 31, 2017, a 51.5% increase as compared to December 31, 2016. Mortgage loans had the most significant increase, amounting to Ps.133,826 million as of December 31, 2017, a 110.9% increase compared to the same date of the previous year. As of December 31, 2017, secured loans amounted to Ps.93,670 million, increasing 69.7% as compared to December 31, 2016. Commercial loans, comprised of overdrafts for checking account and notes (promissory notes and purchased/discounted notes), increased 53.2% in 2017 as compared to 2016, amounting to Ps 639,148 million as of December 31, 2017. Consumer credit lines, comprised of loans through credit cards and personal loans, increased 40.5% in 2017 as compared to 2016, amounting to Ps.653,630 million as of December 31, 2017.

Total deposits in the financial system increased 27.7% in 2017 as compared to 2016, amounting to Ps.2,424,746 million as of December 31, 2017. Deposits from the non-financial private sector increased 29.0% in 2017 as compared to 2016, amounting to Ps.1,947,269 million as of December 31, 2017. Within deposits from the private sector, transactional deposits increased 32.1% in 2017 as compared to 2016, amounting to Ps.1,164,522 million as of December 31, 2017, while time deposits increased 23.2% in 2017 as compared to 2016, amounting to Ps.720,603 million as of December 31, 2017. Deposits from the public sector increased 22.7% in 2017 as compared to 2016, amounting to Ps.477,477 million as of December 31, 2017.

The average interest rate paid by private banks in December 2017 for time deposits in Pesos of 30 to 44 days was 21.5%, an increase of 270 b.p. inter-annually. In the case of lending rates, the average interest rate applicable to checking account overdrafts was 34.2%, an increase of 316 b.p. inter-annually, and applicable to promissory notes was 25.3%, an increase of 177 b.p. inter-annually. Including data as of December 2017, financial institutions decreased their liquidity levels (in relation to total deposits) as compared to December 2016, a ratio that stood at 25.2%, representing a decrease of 650 b.p. for such period. When taking Lebacs into account, liquidity decreased to 42.6% in December 2017, as compared to 49.0% in December 2016. The net worth of the Argentine financial system increased by Ps.112,075 million during 2017, amounting to Ps.409,282 million as of December 31, 2017, an increase of 37.7% in 2017 as compared to 2016. As of December 2017, the Argentine financial system’s profitability was equal to 3.0% of total assets, a 62 b.p. decrease as compared to December 2016, while return on shareholders’ equity was equal to 25.8%, a 383 b.p. decrease as compared to December 2016.

As of December 2017, income from interest and income from services amounted to 5.0% and 3.4% of total assets, respectively. In 2017, administrative expenses decreased to 7.4% of total assets (a 56 b.p. decrease as compared to 2016), while provisions for loan losses increased to 1.2% of total assets (a 23 b.p. increase as compared to 2016).

The non-accrual loan portfolio to the non-financial private sector reached 1.82% in December 2017, a 1 b.p. decrease as compared to December 2016. The coverage of the private-sector non-accrual loan portfolio with allowances reached 139%, a 200 b.p. increase from 2016.

As of December 31, 2017, the financial system was comprised of 77 financial institutions: 62 banks, 49 of which were private (33 domestically-owned and 16 foreign-owned) and 13 government-owned banks, in addition to 15 non-banking financial institutions. The concentration of the financial system, measured by the market share of private sector deposits of the ten leading banks, reached 77.4% as of December 31, 2017, 35 b.p. higher than the percentage recorded as of December 31, 2016.

Based on information as of December 31, 2017, the Argentine financial sector employed 109,654 people, a 0.4% decrease as compared to December 31, 2016.

The Argentine Insurance Industry

The insurance industry continued to grow during 2017. Production amounted to Ps.272,217 million, 29% higher than in 2016. Out of total insurance production, 82% related to property insurance, 16% related to life and personal insurance and 2% related to retirement insurance. Within the 82% corresponding to property insurance, the automotive insurance segment comprised the most significant portion, with 43% of property insurance, followed by the workers’ compensation segment with 35%.

Within the life insurance business, group life insurance represented 65% of the segment, followed by individual life insurance, representing 15%, and personal accident insurance, representing 14%.

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

The chart below presents a comparison of inflation rates published by INDEC, measured by the WPI and the CPI, for the fiscal years 2017, 2016 and 2015. In 2016, annual variation of the CPI was calculated using the Consumer Price Index of the City of Buenos Aires, an alternative measure of inflation proposed by INDEC after it discontinued its index.

In addition, the chart below presents the evolution of the CER and UVA indexes, published by the Argentine Central Bank and used to adjust the principal of certain of our assets and liabilities for the specified periods.

	For the 12-month period ended December 31,
	2017	2016	2015
	(in percentages)
Price Indices (1) (2)
WPI	18.80	34.59	12.65
CPI	24.80	41.05	26.90
Adjustment Indices
CER	22.62	35.79	15.05
UVA(3)	21.15	17.26	—

(1)	Data for December of each year as compared to December of the immediately preceding year, except for WPI in 2015, which reflects the Year-on-Year variation between October 2015 and October 2014.
(2)	The data for 2015, despite having been published by authorized institutions, should not be taken into consideration given as the official statistics for that period have allegedly been manipulated. The INDEC was placed under a “statistics emergency” status between Dec-15 and Dec-16 so as to review the previous methodology, in order to publish credible statistics again—historical data has not been revised, though. In the case of 2015’s CPI, the data was collected and published by a private consulting firm (FIEL).
(3)	Unidad de Valor Adquisitivo (Acquisition Value Unit) (the “base” value as of March 31, 2016, was 14.05).

In the first two months of 2018, the CPI published by INDEC reflected a 4.2% increase, while the CER and UVA indexes went up 4.7% during the same period.

Currency Composition of Our Balance Sheet

The following table sets forth our assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER/UVA, as of the dates indicated.

	As of December 31,
	2017	2016	2015
	(In millions of Pesos)
Assets
In Pesos, Unadjusted	247,715	174,780	133,733
In Pesos, Adjusted by the CER/UVA	4,167	699	710
In Foreign Currency (1)	89,130	66,771	27,305

Total Assets	341,012	242,250	161,748

Liabilities and Shareholders’ Equity
In Pesos, Unadjusted, Including Shareholders’ Equity	251,250	175,380	134,431
In Pesos, Adjusted by the CER/UVA	632	99	12
In Foreign Currency (1)	89,130	66,771	27,305

Total Liabilities and Shareholders’ Equity	341,012	242,250	161,748

(1)	If adjusted to reflect forward sales and purchases of foreign exchange made by Grupo Financiero Galicia and recorded off-balance sheet, assets amounted to Ps.109,265 million and liabilities amounted to Ps.111,817 million as of December 31, 2017.

Funding of Banco Galicia’s long position in CER/UVA-adjusted assets through Peso-denominated liabilities bearing a market interest rate (and no principal adjustment linked to inflation) exposes Banco Galicia to differential fluctuations in the inflation rate and in market interest rates, with a significant increase in market interest rates vis-à-vis the inflation rate (which is reflected in the CER/UVA variation), which has a negative impact on our gross brokerage margin.

Two other currencies have been defined apart from the Argentine Peso: assets and liabilities adjusted by CER/UVA and foreign currency. Banco Galicia’s policy in force establishes limits in terms of maximum “net asset positions” (assets denominated in a currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a currency which are lower than the liabilities denominated in such currency) for mismatches in foreign currency, as a proportion of Banco Galicia’s RPC, on a consolidated basis.

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

Transactions in foreign currency futures (specifically, Dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.

Results of Operations for the Fiscal Years Ended December 31, 2017 December 31, 2016 and December 31, 2015

We discuss below our results of operations for the fiscal year ended December 31, 2017 as compared with our results of operations for the fiscal year ended December 31, 2016, and our results of operations for the fiscal year ended December 31, 2016 as compared with our results of operations for the fiscal year ended December 31, 2015.

Net Income

	Fiscal Year Ended			Change
	December 31,			December 31,
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Pesos, except percentages)
Consolidated Income Statement
Financial Income	45,220	36,608	25,844	8,612	10,764
Financial Expenses	20,345	20,239	13,402	106	6,837
Gross Brokerage Margin	24,875	16,369	12,442	8,506	3,927
Provision for Losses on Loans and Other Receivables	5,205	3,533	2,214	1,672	1,319
Net income from Services	14,475	10,746	7,837	3,729	2,909
Income from Insurance Activities	2,117	2,452	1,801	(335)	651
Administrative Expenses	22,991	17,618	12,905	5,373	4,713
Non-Controlling Interest	(626)	(403)	(365)	(223)	(38)
Income from Equity Investments	221	80	100	141	(20)
Miscellaneous Income, Net	418	1,278	443	(860)	835
Income Tax	4,955	3,353	2,801	1,602	552

Net income	8,329	6,018	4,338	2,311	1,680

Return on Average Assets (1)	3.52	3.48	3.83	0.04	(0.35)
Return on Average Shareholders’ Equity	30.91	35.03	35.54	(4.12)	(0.51)

(1)	For the calculation of the return on average assets, profits or losses corresponding to non-controlling interests are excluded from net income.

Net income for the fiscal year ended December 31, 2017 was Ps.8,329 million, as compared to Ps.6,018 million for the fiscal year ended December 31, 2016 and Ps.4,338 million for the fiscal year ended December 31, 2015.

Net earnings per share for the fiscal year ended December 31, 2017 were Ps.6.25, as compared to Ps.4.63 for the fiscal year ended December 31, 2016 and Ps.3.34 for the fiscal year ended December 31, 2015.

The return on average assets and the return on average shareholders’ equity for the fiscal year ended December 31, 2017 were 3.52% and 30.91%, respectively, as compared to 3.48% and 35.03%, respectively, for the fiscal year ended December 31, 2016 and to 3.83% and 35.54%, respectively, for the fiscal year ended December 31, 2015.

Fiscal Year 2017 compared to Fiscal Year 2016

Net income for the fiscal year ended December 31, 2017 was Ps.8,329 million, as compared to Ps.6,018 million for the fiscal year ended December 31, 2016, representing a Ps.2,311 million, or a 38%, increase. Such increase was primarily attributable to:

•	a Ps.8,612 million increase in financial income, from Ps.36,608 million to Ps.45,220 million, and

•	a Ps.3,729 million increase in net income from services, from Ps.10,746 million to Ps.14,475 million.

Such changes were partially offset by:

•	a Ps.5,373 million increase in administrative expenses, from Ps.17,618 million to Ps.22,991 million,

•	a Ps.1,672 million increase in provisions for loan losses and other receivables, from Ps.3,533 million to Ps.5,205 million, and

•	a Ps.1,602 million increase in income tax, from Ps.3,353 million to Ps.4,955 million.

The growth in income as compared to the year ended December 31, 2017, was mainly the result of an increase in net operating income, supported by the higher volume of financial intermediation with the private sector. Net operating income for the fiscal year ended December 31, 2017 amounted to Ps.39,350 million, a 45% increase as compared to the fiscal year ended December 31, 2016. This increase was primarily a result of an increase in gross brokerage margin of Ps.8,506 million (or, a 52% increase), as well as an increase in 2017 in net income from services of Ps.3,729 million (or, a 35% increase), in each case in 2017 as compared to 2016. Such increase, however, was partially offset by a 47% increase in provisions for loan losses and a 30% increase in administrative expenses attributable to higher activity levels and the increase of costs associated with loan administration.

Fiscal Year 2016 compared to Fiscal Year 2015

Net income for the fiscal year ended December 31, 2016 was Ps.6,018 million, as compared to Ps.4,338 million for the fiscal year ended December 31, 2015, representing a Ps.1,680 million, or a 39% increase. Such increase was primarily attributable to:

•	a Ps.10,764 million increase in financial income, from Ps.25,844 million to Ps.36,608 million,

•	a Ps.2,909 million increase in net income from services, from Ps.7,837 million to Ps.10,746 million, and

•	a Ps.651 million increase in income from insurance activities, from Ps.1,801 million to Ps.2,452 million.

Such changes were partially offset by:

•	a Ps.1,319 million increase in provisions for loan losses and other receivables, from Ps.2,214 million to Ps.3,533 million,

•	a Ps.6,837 million increase in financial expenses, from Ps.13,402 million to Ps.20,239 million,

•	a Ps.4,713 million increase in administrative expenses, from Ps.12,905 million to Ps.17,618 million, and

•	a Ps.552 million increase in income tax, from Ps.2,801 million to Ps.3,353 million.

The growth in income as compared to the year ended December 31, 2015, was mainly the result of an increase in net operating income, supported by the higher volume of financial intermediation with the private sector, together with a 36% increase in income from insurance activities. Net operating income for the fiscal year ended December 31, 2016 amounted to Ps.27,115 million, a 34% increase as compared to the fiscal year ended December 31, 2015. This increase was primarily a result of an increase in gross brokerage margin of Ps.3,927 million (or, a 32% increase), as well as an increase in 2016 in net income from services of Ps.2,909 million (or, a 37% increase), in each case in 2016 as compared to 2015. Such increase, however, was offset by a 60% increase in provisions for loan losses due to consumer loans in default and costs associated with compliance with increased regulations in respect of loan portfolio management, and a 37% increase in administrative expenses attributable to higher activity levels and the increase of costs associated with loan administration.

Financial Income

Our financial income was composed of the following:

	Fiscal Year Ended
	December 31,
	2017	2016	2015
	(in millions of Pesos)
Income on Loans and Other Receivables Resulting from Financial Brokerage and Premiums Earned on Reverse Repurchases	36,565	29,446	20,269
Income from Government and Corporate Securities, Net	5,950	5,809	4,323
Other (1)	2,705	1,353	1,252

Total	45,220	36,608	25,844

(1)	Reflects net income from receivables from financial leases, premiums on foreign currency forward transactions, as well as CER/UVA adjustments and, in fiscal years 2016 and 2017, gain on quotation differences.

The following table shows our yields on interest-earning assets and cost of funds:

	As of December 31,
	2017		2016		2015
	Average		Average		Average
	Balance	Rate	Balance	Rate	Balance	Rate
	(in millions of Pesos, except rates)
Interest-Earning Assets	186,921	22.68	135,286	25.88	94,805	25.78

Government Securities	22,815	22.14	21,520	22.33	14,616	24.07
Loans	159,151	22.68	111,100	26.44	77,807	26.13
Other	4,955	25.41	2,666	31.21	2,382	24.91

Interest-Bearing Liabilities	144,209	11.29	101,319	16.85	66,071	16.65

Checking Accounts	2,865	—	—	—	—	—
Savings Accounts	55,242	0.09	27,487	0.16	14,428	0.19
Time Deposits	58,985	18.85	53,985	24.33	38,533	22.28
Debt Securities	19,112	20.02	15,550	18.64	10,460	17.65
Other Interest-bearing Liabilities	8,005	16.01	4,297	23.34	2,650	20.34

Spread and Net Yield
Interest Spread, Nominal Basis (1)		11.39		9.03		9.13
Net Yield on Interest-earning Assets (2)		13.98		13.26		14.18
Financial Margin (3)		13.31		12.10		13.12

(1)	Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER/UVA adjustment.
(2)	Net interest earned divided by average interest-earning assets. Interest rates include the CER/UVA adjustment.
(3)	Represents gross brokerage margin, divided by average interest-earning assets.

Fiscal Year 2017 compared to Fiscal Year 2016

Financial income for the fiscal year ended December 31, 2017 was Ps.45,220 million, as compared to Ps.36,608 million for the fiscal year 2016, representing a 24% increase. Such increase was the result of a higher average volume of interest-earning assets and higher average yields thereon.

The average of interest-earning assets increased Ps.51,635 million, from Ps.135,286 million for the fiscal year ended December 31, 2016 to Ps.186,921 million for the fiscal year ended December 31, 2017, representing a 38% increase. Of this increase, Ps.48,051 million was due to an increase in the average size of the loan portfolio to the public and private sectors. The average yield on interest-earning assets was 22.68% in 2017, as compared to 25.88% in 2016, a 320 b.p. decrease that was primarily attributable to a decrease in the average interest rate obtained from loans to the private sector and a decrease in the average interest rate on Other Interest-Earnings Assets.

The average amount of loans to the private sector for the fiscal year ended December 31, 2017, amounted to Ps.159,151 million, a 43% increase as compared to the Ps.111,100 million for the fiscal year ended December 31, 2016. This increase was primarily attributable to the increase in Credit Cards and Personal Loans.

According to Argentine Central Bank information, as of December 31, 2017, Banco Galicia’s estimated market share of loans to the private sector, excluding loans granted by Regional Credit Card Companies, was 10.11% as of December 31, 2017, as compared to 10.12% as of December 31, 2016.

The average interest rate on total loans was 22.68% for the fiscal year ended December 31, 2017, as compared to 26.44% for the fiscal year ended December 31, 2016.

The average interest rate on Peso-denominated loans to the private sector was 27.07% for the fiscal year ended December 31, 2017, as compared to an average interest rate of 29.03% for the fiscal year ended December 31, 2016, representing a 196 b.p. decrease year-over-year. The interest rate was influenced by, among other things, loans that were extended to businesses, SMEs and Wholesale clients pursuant to the Credit Line for the Productive Investment (with nominal annual fixed interest rates of 16.5% beginning on November 1, 2017, 17% from November 1, 2016 to October 31, 2017 and 22% from January 1, 2016 to October 31, 2016).

The average position in government securities for the fiscal year ended December 31, 2017 was Ps.22,815 million, reflecting an increase of 6%, as compared to Ps.21,520 million for the fiscal year ended December 31, 2016, as a consequence of the increase of Ps.3,617 million in the average position in Peso-denominated government securities, which, in turn, was partially offset by a decrease of Ps.2,322 million in the average position in foreign currency-denominated government securities.

The average position in Peso-denominated government securities for the fiscal year ended December 31, 2017 was Ps.19,727 million, reflecting an increase of 22%, as compared to Ps.16,110 million for the fiscal year ended December 31, 2016, which was primarily attributable to higher balances of securities issued by the Argentine Central Bank (Lebacs) and to investments in treasury bills and debt securities issued by Argentine provinces. The average position in foreign currency-denominated government securities for the fiscal year ended December 31, 2017 was Ps.3,088 million, reflecting a decrease of 57%, as compared to Ps.5,410 million for the fiscal year ended December 31, 2016, which was primarily attributable to holding lower balances of securities (Lebacs) issued by the Argentine Central Bank.

The average yield on government securities for the fiscal year ended December 31, 2017 was 22.14%, as compared to 22.33% for fiscal year ended December 31, 2016, a 19 b.p. decrease as a consequence of a lower average yield with respect to Peso-denominated government securities, offset by a higher average yield with respect to foreign currency-denominate government securities.

The average interest rate on Peso-denominated government securities for the fiscal year ended December 31, 2017 was 24.50%, as compared to 28.84% for the fiscal year ended December 31, 2016, a 434 b.p. decrease, mainly due to lower interest rates on securities (Lebacs) issued by the Argentine Central Bank. The average interest rate of foreign currency-denominated government securities for the fiscal year ended December 31, 2017 was 7.09%, as compared to 2.96% for fiscal year ended December 31, 2016, a 413 b.p. increase mainly due to changes in the investment portfolio.

The average “Other Interest-Earning Assets” for the fiscal year ended December 31, 2017 was Ps.4,955 million, as compared to Ps.2,666 million for the fiscal year ended December 31, 2016, representing an increase of 86%. The average rate on this item for the fiscal year ended December 31, 2017 was 25.41%, 580 b.p. lower as compared to 31.21% for the previous fiscal year. This decrease was mainly attributable to the 553 b.p. decrease in the average rate of other Peso-denominated assets, which decreased to 26.84% for the fiscal year ended December 31, 2017 from 32.37% for the fiscal year ended December 31, 2016.

The line item “Other Financial Income” recorded an increase of Ps.1,352 million (or 99%), from Ps.1,353 million for the fiscal year ended December 31, 2016 to Ps.2,705 million for the fiscal year ended December 31, 2017, mainly due to the higher income from currency quotation differences (Ps.2,141 million) and which is disclosed in “Other Financial Income”.

The following table indicates our market share in the segments listed below:

	Fiscal Year Ended December 31,
	2017	2016	2015
	(in percentages)
Total Deposits	8.32	7.94	7.42
Private-Sector Deposits	10.29	9.96	9.40
Total Deposits in Checking and Savings Accounts and Time Deposits	10.57	10.20	9.64

Total Loans	9.93	9.79	8.91
Private-Sector Loans	10.11	10.12	9.68

Exclusively Banco Galicia and CFA within the Argentine market, based on daily information on deposits and loans prepared by the Argentine Central Bank. End-of-month balances are used. Deposits and loans include only principal. The Regional Credit Card Companies’ data is not included.

Fiscal Year 2016 compared to Fiscal Year 2015

Financial income for the fiscal year ended December 31, 2016 was Ps.36,608 million, as compared to Ps.25,844 million for the fiscal year ended December 31, 2015, representing a 42% increase. Such increase was the result of a higher average volume of interest-earning assets and of higher average yields.

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

The average interest rate earned on Peso-denominated loans to the private sector was 29.03% for the fiscal year ended December 31, 2016, as compared to 27.23% for the fiscal year ended December 31, 2015, representing a 180 b.p. increase year-over-year. This interest rate was influenced by, among other things, loans that were undertaken pursuant to the Credit Line for Productive Investment (with nominal annual fixed rates of 17.00% beginning in November 1, 2016 and 19.00% and 18.00% for the first and second part of the 2015 quota, respectively), and by the regulation issued by the Argentine Central Bank in June 2014 in order to establish caps on interest rates on loans. On December 17, 2015, through its Communiqué “A” 5853, the Argentine Central Bank removed such limits.

The average position in government securities for the fiscal year ended December 31, 2016 was Ps.21,520 million, reflecting an increase of 47% as compared to Ps.14,616 million for the fiscal year ended December 31, 2015, as a consequence of the increase of Ps.4,364 million in the average position on Peso-denominated government securities and of Ps.2,540 million in the average position on Foreign Currency denominated government bonds.

The increase in the average position in Pesos was due to higher balances in securities issued by the Argentine Central Bank (Lebacs) and, to a lesser extent, in debt securities and treasury bills issued by different provinces.

The increase in the average position in Foreign currency-denominated government securities was mainly due to the holdings of Foreign currency denominated treasury bills.

The average yield on government securities for the fiscal year ended December 31, 2016 was 22.33%, as compared to 24.07% for the fiscal year ended December 31, 2015, a 174 b.p. decrease, as a consequence of a lower average yield in Foreign currency. Thus, the average interest rate on government securities denominated in Pesos for the fiscal year ended December 31, 2016 was 28.84%, as compared to 27.88% for the fiscal year ended December 31, 2015, a 96 b.p. increase, mainly due to the higher average rate accrued on provincial treasury bills and debt securities, while the average interest rate on government securities denominated in foreign currency decreased 551 b.p. from 8.47% for fiscal year ended December 31, 2015 to 2.96% for the fiscal year ended December 31, 2016.

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

Financial Expenses

Our financial expenses were composed of the following:

	Fiscal Year Ended December 31,
	2017	2016	2015
	(in millions of Pesos)
Interest on Deposits	11,119	13,127	8,694
Notes	3,827	2,899	1,846
Contributions and Taxes	3,532	2,955	2,111
Other (1)	1,867	1,258	751

Total	20,345	20,239	13,402

(1)	Including interest accrued on liabilities resulting from financial brokerage with international banks and entities, premiums payable on repurchase agreements and, during fiscal year 2015, loss on quotation differences.

Fiscal Year 2017 compared to Fiscal Year 2016

Financial expenses for the fiscal year ended December 31, 2017 were Ps.20,345 million, as compared to Ps.20,239 million for the fiscal year ended December 31, 2016, a 1% increase. Such increase was primarily attributable to a 42% increase in the average balance of interest-bearing liabilities.

The average interest-bearing liabilities for the fiscal year ended December 31, 2017 were Ps.144,209 million, as compared to Ps.101,319 million for the fiscal year ended December 31, 2016. Such increase was attributable to a Ps.35,620 million increase in total interest-bearing deposits (savings accounts, checking accounts and time deposits), which increased to Ps.117,092 million as of the fiscal year ended December 31, 2017 from Ps.81,472 million as of the fiscal year ended December 31, 2016, and a Ps.3,562 million increase in the average balance of debt securities, which increased to Ps.19,112 million as of the fiscal year ended December 31, 2017 from Ps.15,550 million as of the fiscal year ended December 31, 2016.

With respect to the total average interest-bearing deposits for the fiscal year ended December 31, 2017, Ps.78,079 million were Peso-denominated deposits and Ps.39,013 million were foreign currency-denominated deposits, as compared to Ps.64,080 million and Ps.17,392 million, respectively, for the fiscal year ended December 31, 2016. Average Peso-denominated deposits recorded an increase of 22%, with an increase of 63% in savings and checking account deposits and an 8% increase in time deposits. Average foreign currency-denominated deposits increased 124% during fiscal year 2017, with increases of 180% and 18% in savings accounts and time deposits, respectively. The increase in savings accounts deposit during fiscal year 2017 was primarily attributable to the impact of the Tax Amnesty Law and the weakening of the Dollar.

Using Argentine Central Bank information, considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share increased from 7.94% as of December 31, 2016 to 8.32% as of December 31, 2017.

Out of total interest-bearing time deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2017, the average interest rate of time deposits was 18.85%, as compared to 24.33% for the fiscal year ended December 31, 2016, a 548 b.p. decrease.

Peso-denominated deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2017 accrued interest at an average rate of 14.23%, as compared to an average rate of 20.44% for the fiscal year ended December 31, 2016, a 621 b.p decrease. The rate of foreign currency-denominated deposits for the fiscal year ended December 31, 2017 was 0.15%, as compared to 0.44% for the fiscal year ended December 31, 2016, a 29 b.p. decrease.

The average balance of debt securities for the fiscal year ended December 31, 2017 was Ps.19,112 million, an increase of Ps.3,562 million, or 23%, as compared to Ps.15,550 million for the fiscal year ended December 31, 2016. This increase was primarily attributable to the issuance of additional notes issued by Tarjeta Naranja, Tarjetas Cuyanas (which has subsequently merged into Tarjetas Naranjas) and CFA and was partially offset by amortizations of outstanding notes and the devaluation of the Dollar, in each case during fiscal year 2017.

The average interest rate for debt securities for the fiscal year ended December 31, 2017 was 20.02%, as compared to 18.64% for the fiscal year ended December 31, 2016, a 138 b.p. increase.

The average balance of “Other Interest-Bearing Liabilities” for the fiscal year ended December 31, 2017 was Ps.8,005 million, with an average rate of 16.01%, representing an increase of 86% as compared to Ps.4,297 million for the fiscal year ended December 31, 2016, with an average rate was 23.34%. This item includes mainly Peso- and foreign currency-denominated debt with local and international banks and credit entities, and Peso and foreign-currency-denominated notes in connection with repurchase agreement transaction for government securities.

The item “Other Financial Expenses” for the fiscal year ended December 21, 2017 was Ps.1,867 million, representing an increase of Ps.609 million, or 48%, as compared to the Ps.1,258 million for the fiscal year ended December 31, 2016. As of December 31, 2017, financial expenses included Ps.1,000 million from interest on other loans and a loss of Ps.390 million from foreign exchange forward transactions.

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

With respect to the total average interest-bearing deposits for the fiscal year ended December 31, 2016, Ps.64,080 million were Peso-denominated deposits and Ps.17,392 million were foreign currency-denominated deposits, as compared to Ps.48,130 million and Ps.4,831 million, respectively, for the fiscal year ended December 31, 2015. Average Peso-denominated deposits recorded an increase of 33%, with a growth of 35% in savings accounts and 32% in time deposits. Average deposits foreign currency-denominated deposits increased 260% during fiscal year 2016, with increases of 355% and 158% in savings accounts and time deposits, respectively; a portion of such growth is attributable to Tax Amnesty Law and an improved economic outlook as a result of macroeconomic factors.

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

Peso-denominated deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2016 accrued at a 20.44% average interest rate, a 267 b.p. increase as compared to 17.77% for the fiscal year ended December 31, 2015. The rate of foreign currency-denominated deposits for the fiscal year ended December 31, 2016 was 0.44%, as compared to 1.24% for the fiscal year ended December 31, 2015, a 80 b.p. decrease.

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

The average balance of “Other Interest-Bearing Liabilities” for the fiscal year ended December 31, 2016 was Ps.4,297 million, with an average rate of 23.34%, representing an increase of 62% as compared to Ps.2,650 million for the fiscal year ended December 31, 2015, with an average rate of 20.34%. This item includes mainly Peso and foreign currency-denominated debt with local and international banks and credit entities, and Peso and foreign currency-denominated obligations in connection with repurchase agreement transactions for government securities.

The item “Other Financial Expenses” for the fiscal year ended December 31, 2016 was Ps.1,258 million, representing an increase of Ps.507 million or 68% as compared to Ps.751 million for the fiscal year ended December 31, 2015. As of December 31, 2016, financial expenses included Ps.877 million from interest on other financing and Ps.196 million from foreign-currency forward transactions.

Gross Brokerage Margin

Fiscal Year 2017 compared to Fiscal Year 2016

Gross brokerage margin for the fiscal year ended December 31, 2017 was Ps.24,875 million, with a corresponding financial margin of 13.31%, as compared to Ps.16,369 million for the fiscal year ended December 31, 2016, with a corresponding financial margin of 12.10%, representing a 52% and 121 b.p. increase, respectively.

Gross brokerage margin for the fiscal year ended December 31, 2017 (excluding the results from currency quotation differences and the results from foreign-currency forward transactions) amounted to Ps.23,124 million, as compared to Ps.15,536 million for the fiscal year ended December 31, 2016, representing a 49% increase, with a corresponding financial margin of 12.37% and 11.48%, respectively. This increase was attributable to an increase in the spread (defined as the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities) from 9.03% for fiscal year 2016 to 11.39% for fiscal year 2017 and an increase in the volume of transactions. This increase was partially offset by the lower interest rate on foreign currency-denominated debt securities and time deposits.

Fiscal Year 2016 compared to Fiscal Year 2015

Gross brokerage margin for the fiscal year ended December 31, 2016 was Ps.16,369 million, with a corresponding financial margin of 12.10%, as compared to Ps.12,442 million for the fiscal year ended December 31, 2015, with a corresponding financial margin of 13.12%, representing a 32% increase and 102 b.p. decrease, respectively.

Gross brokerage margin for the fiscal year ended December 31, 2016 (excluding the results from currency quotation differences and the results from foreign-currency forward transactions) amounted to Ps.15,536 million as compared to Ps.11,712 million income for the fiscal year ended December 31, 2015, representing a 33% increase, with a corresponding financial margin of 11.48% and 12.35%, respectively. This increase was attributable to a higher volume of financial intermediation. This increase was partially offset by a decrease in the spread (defined as the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities) from 9.13% for the fiscal year ended December 31, 2015 to 9.03% for the fiscal year ended December 31, 2016 and a lower interest rate on government securities.

Provision for Losses on Loans and Other Receivables

Fiscal Year 2017 compared to Fiscal Year 2016

Provisions for loan losses on loans and other receivables for the fiscal year ended December 31, 2017 were Ps.5,205 million, as compared to Ps. 3,533 for the fiscal year ended December 31, 2016, a Ps.1,672 million increase (or 47%), which was primarily attributable to an increase in the amount of consumer portfolios in arrears and by higher regulatory provisions on current portfolios as a consequence of the increase in the size of the credit portfolio.

Fiscal Year 2016 compared to Fiscal Year 2015

Provisions for losses on loans and other receivables for the fiscal year ended December 31, 2016 were Ps.3,533 million, as compared to Ps.2,214 million for the fiscal year ended December 31, 2015, a Ps.1,319 million increase (60%), which was primarily attributable to an increase in the amount of consumer portfolios in arrears and by higher regulatory provisions on current portfolios as a consequence of the increase in the size of the credit portfolio.

Net Income from Services

Our net income from services consisted of:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Pesos)			(in percentages)
Income From
Credit and Debit Cards	12,572	10,194	7,263	23	40
Deposit Accounts	3,650	2,580	1,960	41	32
Credit-related Fees	684	374	314	83	19
Check Collection	503	354	276	42	28
International Trade	484	357	214	36	67
Safe Deposit Box	320	229	193	40	19
Collection Services (Taxes and Utility Bills)	427	246	169	74	46
CFA	388	270	250	44	8
Financial Fees	188	155	137	21	13
Cash Management	147	138	91	7	52
Services for Shipments	87	46	53	89	(13)
Other (1)	1,653	902	551	83	64

Total Income	21,103	15,845	11,471	33	38

Total Expenses	6,628	5,099	3,634	30	40

Net Income from Services	14,475	10,746	7,837	35	37

(1)	Includes, among others, fees from investment banking activities, asset management, assets under custody and guarantees granted.

Fiscal Year 2017 compared to Fiscal Year 2016

Net income from services for the fiscal year ended December 31, 2017 was Ps.14,475 million, as compared to Ps.10,746 million for the fiscal year ended December 31, 2016, a 35% increase. The evolution of business activity and the rise in prices (in compliance with the procedures established by the regulations of the Argentine Central Bank related to individuals) account for the increases in all of the items noted in the chart above.

The most noteworthy increases in fees were to those related to (i) national and regional credit cards, which increased by 23%; (ii) deposit accounts, which increased 41%; and (iii) loans, which increased 75%, in each case as compared to the fees charged in fiscal year 2016.

Total deposit accounts for the fiscal year ended December 31, 2017 were 4.6 million, as compared to 4.0 million for the fiscal year ended December 31, 2016, a 13% increase.

Banco Galicia’s income from credit and debit card transactions, on an individual basis, for the fiscal year ended December 31, 2017 was Ps 5,256 million, as compared to Ps.4,543 million for the fiscal year ended December 31, 2016, a 16% increase. Such increase was mainly attributable to both the higher number of credit cards managed and the higher average amount of purchases made with each card during fiscal year 2017. The total number of credit cards managed by Banco Galicia (excluding such credit cards managed by the Regional Credit Card Companies and CFA) for the fiscal year ended December 31, 2017 was 4.1 million, as compared to 3.7 million as of December 31, 2016, an 11% increase.

Income from services corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2017 was Ps.7,316 million, as compared to Ps.5,651 million for the fiscal year ended December 31, 2016, a 29% increase. This increase was due to the increase in purchases during fiscal year 2017. This increase was partially offset by a decrease in the number of issued credit cards, mainly due to the sale of Tarjetas del Mar on March 31, 2017. The Regional Credit Card Companies managed 9 million credit cards as of December 31, 2017, as compared to 10.2 million as of December 31, 2016, a 12% decrease.

Expenses from services for the fiscal year ended December 31, 2017 were Ps.6,628 million, as compared to Ps.5,099 million for the fiscal year ended December 31, 2016, representing a 30% increase. Such increase was mainly attributable to growth in expenses related to credit and debit card transactions and to the total benefits program, together with higher gross income taxes.

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

The most noteworthy increases in fees were those related to (i) national and regional credit cards, which increased 40%; (ii) deposit accounts, which increased 32%; and (iii) international trade, which increased 67%, in each case as compared to fiscal year 2015.

Total deposit accounts for the fiscal year ended December 31, 2016 were 4.0 million, as compared to 3.6 million for the fiscal year ended December 31, 2015, representing a 12% increase.

Banco Galicia’s income from credit and debit card transactions, on an individual basis, for the fiscal year ended December 31, 2016 was Ps.4,543 million, as compared to Ps.3,214 million for the fiscal year ended December 31, 2015, a 41% increase. Such increase was mainly attributable to both the greater number of credit cards managed and to the greater average amount of purchases made with each card during fiscal year 2016. The total number of cards managed by Banco Galicia (excluding those issued by the Regional Credit Card Companies and CFA), for the fiscal year ended December 31, 2016 was 3.7 million, as compared to 3.4 million for the fiscal year ended December 31, 2015, a 7% increase.

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

The following table sets forth the number of credit cards outstanding as of the dates indicated:

	As of December 31,						% Change
							December 31,
Credit Cards	2017		2016		2015		2017/2016	2016/2015
	(number of credit cards, except otherwise noted)						(percentages)
Visa		2,354,261		2,156,402		2,088,236	9	3
“Gold”		519,538		473,756		459,767	10	3
International		1,276,016		1,204,446		1,138,234	6	6
Domestic		38,924		46,271		57,224	(16)	(19)
“Business”		126,867		111,306		99,155	14	12
“Corporate”		3,403		3,262		3,271	4	0
“Platinum”		389,513		317,361		330,585	23	(4)
Galicia Rural		17,960		17,846		17,548	1	2
American Express		929,708		1,014,931		1,059,707	(8)	(4)
“Gold”		289,743		311,942		329,011	(7)	(5)
International		363,760		445,400		465,815	(18)	(4)
Platinum		276,205		257,589		264,881	7	(3)
MasterCard		784,316		485,650		264,487	61	84
“Gold”		196,911		134,501		78,091	46	72
MasterCard		381,215		263,597		166,049	45	59
Argencard		200		274		326	(27)	(16)
“Platinum”		96,068		49,967		13,534	92	269
“Black”		109,922		37,311		6,487	195	475
Regional Credit Card Companies		9,148,043		10,459,445		9,973,612	(13)	5
Local Brands (1)		5,045,881		5,249,000		5,054,456	(4)	4
Visa		3,529,516		4,452,617		4,211,135	(21)	6
MasterCard		531,398		702,687		660,534	(24)	6
American Express		41,248		55,141		47,487	(25)	16
CFA		220,573		176,061		159,435	25	10
Visa		209,566		163,763		145,361	28	13
MasterCard		11,007		12,298		14,074	(10)	(13)

Total		13,454,861		14,310,335		13,563,025	(6)	6

Total Amount of Purchases (in millions of Pesos)	Ps.	268,393	Ps.	209,440	Ps.	146,508	28	43

(1)	It corresponds to Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and La Anónima (including “La Anónima’s” credit cards for fiscal years 2016 and 2015).

Administrative Expenses

The following table sets forth the components of our administrative expenses:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Pesos)			(in percentages)
Salaries and Social Security Contributions	10,728	8,247	6,150	30	34
Personnel Services	565	372	262	52	42
Amount Accrued in Relation to Directors’ and Syndics’ Compensation	78	80	111	(3)	(28)
Advertising and Publicity	867	749	545	16	37
Electricity and Communications	670	460	308	46	49
Property-related Expenses	1,093	776	553	41	40
Taxes	2,323	1,719	1,219	35	41
Other	6,667	5,215	3,757	28	39

Total	22,991	17,618	12,905	30	37

Fiscal Year 2017 compared to Fiscal Year 2016

Administrative expenses for the fiscal year ended December 31, 2017 were Ps.22,991 million, as compared to Ps.17,618 million for the fiscal year ended December 31, 2016, a 30% increase.

Salaries, social security contributions and expenses related to personnel services for the fiscal year ended December 31, 2017 were Ps.11,293 million, as compared to Ps.8,619 million for the fiscal year ended December 31, 2016, a 31% increase. Such increase was primarily attributable to the salary increase agreement with the unions. For the fiscal year ended December 31, 2017, the staff of Grupo Financiero Galicia and its subsidiaries was composed of 11,649 employees, while for the fiscal year ended December 31, 2016 the same staff was composed of 11,956 employees.

The remaining administrative expenses for the fiscal year ended December 31, 2017 was Ps.11,698 million, as compared to Ps.8,999 million for the fiscal year ended December 31, 2016, a 30% increase. Such increase was mainly attributable to the increase in amounts payable due to the different services provided by Grupo Financiero Galicia to the Bank.

Fiscal Year 2016 compared to Fiscal Year 2015

Administrative expenses for the fiscal year ended December 31, 2016 were Ps.17,618 million, as compared to Ps.12,905 million for the fiscal year ended December 31, 2015, a 37% increase.

Salaries, social security contributions and expenses related to personnel services for the fiscal year ended December 31, 2016 were Ps.8,619 million, as compared to Ps.6,412 million for the fiscal year ended December 31, 2015, a 34% increase. Such increase was mainly attributable to the salary increase agreement with the unions. For the fiscal year ended December 31, 2016, the staff of Grupo Financiero Galicia and its subsidiaries was composed of 11,956 employees, while for the fiscal year ended December 31, 2015 the same staff was composed of 12,131 employees.

The remaining administrative expenses for the fiscal year ended December 31, 2016 were Ps.8,999 million, as compared to Ps.6,493 million for the fiscal year ended December 31, 2015, a 39% increase. Such increase was mainly attributable to the increase in amounts payable due to the different services provided.

Income from Insurance Activities

The following table shows the results generated on insurance activities:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2017	2016	2015	2017/2016	2016/2015
	(in millions of Pesos)			(in percentages)
Earned premiums and surcharges accrued	3,262	3,413	2,516	(4)	36
Claims accrued	(410)	(490)	(358)	(16)	37
Surrenders	(4)	(6)	(5)	(33)	20
Annuities	(6)	(5)	(4)	20	25
Underwriting, claims related and running expenses	(746)	(501)	(350)	49	43
Other income	21	41	2	(49)	1,950

Total	2,117	2,452	1,801	(14)	36

Fiscal Year 2017 compared to Fiscal Year 2016

Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) totaled Ps.2,117 million as of December 31, 2017, a 14% decrease as compared to the Ps.2,452 million of income recorded for the fiscal year ended December 31, 2016. This decrease was mainly due to the implementation of a new regulatory framework in respect of checking account insurance. During fiscal year 2017, Galicia Seguros S.A. earned Ps.3,262 million from premiums and surcharges accrued during the period, representing a decrease of approximately 4% as compared to fiscal year 2016.

In fiscal year 2017, the claims ratio remained at similar levels to those presented in the previous year.

With respect to sales, as of the end of fiscal year 2017, annualized premiums equaled Ps.1,677 million, representing an increase of approximately 58%, as compared to Ps.1,059 million as of the end of fiscal year 2016.

Fiscal Year 2016 compared to Fiscal Year 2015

Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) totaled Ps.2,452 million as of December 31, 2016, a 36% increase as compared to the Ps.1,801 million of income recorded for the fiscal year ended December 31, 2015. This increase was mainly due to the increase in the volume of premiums written, primarily due to the evolution of the commercialization of property and life insurance products sold. During fiscal year 2016, Galicia Seguros S.A. earned Ps.3,413 million from premiums and surcharges accrued during the period, representing an increase of approximately 36% as compared to fiscal year 2015.

In fiscal year 2016, the claims ratio remained at similar levels to those presented in the previous year.

With respect to sales, as of the end of fiscal year 2016, annualized premiums equaled Ps.1,059 million, an increase of approximately 49%, as compared to Ps.709 million as of the end of fiscal year 2015.

Income from Equity Investments

Fiscal Year 2017 compared to Fiscal Year 2016

Income from equity investments for the fiscal year ended December 31, 2017 was Ps.221 million, as compared to Ps.80 million for the fiscal year ended December 31, 2016, a 176% increase. Such increase was mainly attributable to the sale of shares held in Aguas Cordobesas S.A. and higher dividends from Prisma Medios de Pago S.A. and Interbanking S.A.

Fiscal Year 2016 compared to Fiscal Year 2015

Income from equity investments for the fiscal year ended December 31, 2016 was Ps.80 million, as compared to Ps.100 million for the fiscal year ended December 31, 2015, a 20% decrease. Such decrease was mainly attributable to lower dividends from VISA Argentina S.A. in fiscal year 2016. This decrease was partially offset by a higher dividend from Interbanking S.A.

Miscellaneous Income, Net

Fiscal Year 2017 compared to Fiscal Year 2016

Miscellaneous net income for the fiscal year ended December 31, 2017 was Ps.418 million, as compared to Ps.1,278 million for the fiscal year ended December 31, 2016, a 67% decrease. Such decrease was mainly due to higher net charges for other allowances. This decrease was partially offset by an increase in profits from loans recovered and default interest.

Fiscal Year 2016 compared to Fiscal Year 2015

Miscellaneous net income for the fiscal year ended December 31, 2016 was Ps.1,278 million, as compared to Ps.443 million for the fiscal year ended December 31, 2015, a 188% increase. Such increase was mainly due to the sale of a property owned by Banco Galicia, an increase in profits from loans recovered and default interest.

Income Tax

Fiscal Year 2017 compared to Fiscal Year 2016

The income tax charge for the fiscal year ended December 31, 2017 was Ps.4,955 million, as compared to Ps.3,353 million for the fiscal year ended December 31, 2016, a Ps.1,602 million, or 48%, increase.

The effective income tax rate for fiscal year 2017 was 37.3%, higher than the 35.8% recorded in 2016.

Fiscal Year 2016 compared to Fiscal Year 2015

The income tax charge for the fiscal year ended December 31, 2016 was Ps.3,353 million, as compared to Ps.2,801 million for the fiscal year ended December 31, 2015, a Ps.552 million, or 20%, increase.

The effective income tax rate for fiscal year 2016 was 35.8%, lower than the 39.2% recorded in 2015.

U.S. GAAP and Argentine Banking GAAP Reconciliation

General

We prepare our financial statements in accordance with Argentine Banking GAAP. The more significant differences between Argentine Banking GAAP and U.S. GAAP relate to the determination of the allowance for loan losses, the carrying value of certain government securities and receivables for government securities, the accounting of Banco Galicia’s foreign debt restructuring, goodwill, securitization and recognition of deferred income taxes. For more detail on differences in accounting treatment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2017, 2016 and 2015, see Note 34 to our Consolidated Financial Statements.

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

The following table shows the allowance for loan losses for the periods indicated under Argentine Banking GAAP and U.S. GAAP and the corresponding shareholders’ equity adjustment under U.S. GAAP:

	December 31, 2017	December 31, 2016	December 31, 2015
	(in millions of Pesos)
Argentine Banking GAAP	6,410	4,766	3,622
U.S. GAAP
ASC 310
Allowance for Loan Losses	160	97	159
ASC 450	5,692	4,662	3,439

U.S. GAAP Shareholders’ Equity Adjustment (1)	559	7	24

(1)	Including qualitative and quantitative adjustments.

ASC 310 Analysis

The non-performing commercial loan portfolio is comprised of loans falling into the following classifications of the Argentine Central Bank:

•	“With Problems”

•	“High Risk of Insolvency”

•	“Uncollectible”

The following table shows our loan loss reserve under ASC 310 for our non-performing commercial loan portfolio as of the dates indicated.

	December 31, 2017	December 31, 2016	December 31, 2015
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP – ASC 310 Analysis	160	97	159

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

The increase in the allowances recorded under ASC 450 is mostly due to a higher volume of credit card transactions and personal loans granted during 2017 and 2016 and the worsening of macroeconomic factors, such as the inflation and unemployment rates for 2017 and 2016. The table below shows our loan loss reserve under ASC 450 for consumer and performing commercial loans as of the dates indicated.

	December 31, 2017	December 31, 2016	December 31, 2015
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP – ASC 450 Analysis	5,692	4,662	3,439

In addition to assessing the reasonableness of the loan loss reserve as described above, Grupo Financiero Galicia makes an overall determination of the adequacy of each period’s reserve based on such ratios as:

•	Loan loss reserves as a percentage of non-accrual loans,

•	Loan loss reserves as a percentage of total amounts past due, and

•	Loan loss reserves as a percentage of past-due unsecured amounts.

The table below shows the above-mentioned ratios as of the dates indicated.

	December 31, 2017	December 31, 2016	December 31, 2015
Loan Loss Reserves as a Percentage of Non-accrual Loans	109.18%	128.53%	135.35%
Loan Loss Reserves as a Percentage of Total Amounts Past Due	72.82%	83.53%	94.13%
Loan Loss Reserves as a Percentage of Past-due Unsecured Amounts	134.04%	145.61%	153.26%

The allowance for loan losses has increased approximately 23% during 2017 under U.S. GAAP. This variation is due to an increase in the portfolio of loans to the private sector and to the qualitative approach reflecting current economic conditions, industry performance trends, geographic or obligor concentrations, within each portfolio segment required for smaller-balance impaired and unimpaired.

Government Securities and Securities Issued by the Argentine Central Bank

As of December 31, 2017 and 2016, under Argentine Banking GAAP, Grupo Financiero Galicia holds government securities which are classified under the caption “Holdings Recorded at their Acquisition Cost plus I.R.R.” Grupo Financiero Galicia also holds government securities issued by the Argentine Central Bank, classified under the caption “Securities issued by the Argentine Central Bank”, which are recorded at the closing price of each class of security in the corresponding market or at their present value, plus the value of amortization and/or interest due and payable.

For U.S. GAAP purposes, these securities were classified as trading and accounted for at its fair value with changes recorded in the income statement, and cetain securities were classified as available for sale and measured at fair value with changes recorded in other comprenhensive income (see Note 34(e) to our financial statements).

Foreign Debt Restructuring

On May 18, 2004, Grupo Financiero Galicia completed the restructuring of its foreign debt. As a result of this restructuring, Grupo Financiero Galicia recorded a Ps.142.5 million gain under Argentine Banking GAAP.

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

During 2016, Grupo Galicia prepaid certain subordinated negotiable obligations, which were originally scheduled to be paid in 2019. Consequently, no shareholders’equity adjustment was recorded as of December 31, 2016 and 2017. Shareholders’ equity adjustments between Argentine Banking GAAP and U.S. GAAP as of December 31, 2015, amounted to a decrease of Ps.69 million.

The income statement adjustment as of December 31, 2016 and 2015, amounted to Ps.69 and Ps.(13), respectively.

Securitizations

The following table summarizes the adjustment for U.S. GAAP purposes related to securitization transactions as of December 31, 2017 and 2016:

	As of December 31,
	2017			2016
	(in millions of Pesos)
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’ Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’ Equity Adjustment
Galtrust I (1)	97	141	44	505	541	36
Saturno Trust (2)	17	22	5	23	25	2

Total	114	163	49	528	566	38

(1) Financial Trust “Galtrust I”

The financial trust “Galtrust I” was created in October 2000 in connection with the securitization of provincial loans for a total amount of Ps.1,102 million. The securitized loans were from the portfolio of loans granted to provincial governments, guaranteed by the federal tax revenues shared with the provincial governments.

During 2002, the portfolio of loans and the related retained interest payments in Galtrust I were subject to the pesification. As a result, the retained interest in the trust was converted into Pesos at an exchange rate of Ps.1.40 to U.S. $1.00 and the interest rate for their debt securities changed to CER plus 10%. During 2003, Galtrust I had swapped its provincial loans for Bogar Bonds.

Under Argentine Banking GAAP, this transaction was accounted for as sales and the participation certificates retained by the Bank are recorded at the present value of cash flows discounted by the I.R.R. of instruments with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual is recorded in an asset offset account.

The retained interest in the trust was recorded under Argentine Central Bank rules in the “Other Receivables from Financial Brokerage”, and its balance as of December 31, 2017 and 2016, was Ps.96 million and Ps.505 million, respectively.

In accordance with ASC 810, Grupo Financiero Galicia was deemed to be the primary beneficiary of this trust and, therefore, the Bank reconsolidated the assets and liabilities of the mentioned trust. Upon consolidation, the Bogar Bonds were classified as available-for-sale securities and measured at fair value with changes recorded in other comprehensive income. The profit and loss impact is generated by the reclassification of Other comprehensive income to the net income as a consequence of the amortization of the Bogar Bonds 2018.

(2) Saturno Trust

Under Argentine Banking GAAP, certain loans that Grupo Financiero Galicia had in its portfolio were transferred to Saturno Trust. In exchange for the loans transferred, Grupo Financiero Galicia received all the participation certificates, which were accounted for at cost. According to the foregoing, as of December 31, 2017 and 2016, Saturno Trust was recorded under the caption “Other Receivable from Financial Brokerage” for an amount of Ps.17 million and Ps.23 million, respectively.

In accordance with ASC 810, Grupo Financiero Galicia was deemed to be the primary beneficiary of this trust and, therefore, the Bank reconsolidated the assets and liabilities of the mentioned trust. Upon consolidation, the loans have been measured at amortized cost with its corresponding allowance for loan losses measured in accordance with ASC 310.

Software Costs

ASC 350-40 under U.S. GAAP defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage, and provides that only the second stage costs should be capitalized. Under Argentine Banking GAAP, the Bank capitalized costs relating to all three of the stages of software development.

Under U.S. GAAP, the costs related to the first and third stages are expensed as incurred. In addition, the amortization of capitalized expenses related to the first and third stages recorded under Argentine Banking GAAP are reversed.

As a result, the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2017 was Ps.844 million, as compared to an adjustment of Ps.926 million as of December 31, 2016.

Liability from the Extinguishment of Non-Controlling Interests

As of December 31, 2017, the Bank recognized a financial liability for a commitment to purchase a 6% interest in Tarjetas Regionales in the amount of Ps.919,935. ASC 480 sets forth that a commitment to purchase non-controlling interest should be accounted for as a financial liability at fair value. The non-controlling interest is derecognized and the differences with the carrying value is recognized as additional paid in capital.

Commissions on Loans

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs. In accordance with ASC 310 under U.S. GAAP, loan origination fees net of certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

As a result, the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2017 was Ps.(179,264), as compared to an adjustment of Ps.(81,904) as of December 31, 2016.

Additional information required by U.S. GAAP

The table below presents the aggregated assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

	As of December 31,
	2017		2016
Cash and Due from Banks	Ps.	43	Ps.	36
Government Securities and Promissory Notes		96		469
Loans		17		19
Investment		2		5
Other Assets		6		1

Total Assets	Ps.	164	Ps.	530

Certificates of Participation	Ps.	162	Ps.	528
Other Liabilities		2		2

Total Liabilities	Ps.	164	Ps.	530

Our maximum loss exposure, which amounted to Ps.116 million and Ps.530 million as of December 31, 2017 and 2016, respectively, is based on the unlikely events that all the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on our balance sheet.

Income Tax

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and, therefore, income taxes for Banco Galicia and CFA are recognized on the basis of amounts due in accordance with Argentine tax regulations. Grupo Financiero Galicia and its non-bank subsidiaries, however, apply the deferred income tax method. As a result, Grupo Financiero Galicia and its non-banking subsidiaries have recognized a net deferred income tax asset of Ps.330,290 as of December 31, 2017, as compared to Ps.701,021 as of December 31, 2016.

In addition, Grupo Financiero Galicia recorded as an asset the credit related to Minimum Presumed Income Tax (MPIT) in an amount of Ps.8,912 as of December 31, 2017, as compared to Ps.9,424 as of December 31, 2016. The MPIT credit will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

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

Summary

As a result of the above and other differences, our net income attributable to parent and shareholders’ equity under Argentine Banking GAAP and U.S. GAAP for the periods indicated were as follows:

	Net Income		Shareholders’ Equity (Deficit)
	Argentine Banking GAAP	U.S. GAAP	Argentine Banking GAAP	U.S. GAAP
	(in millions of Pesos)
Fiscal Year 2017	8,329	8,983	39,300	39,006
Fiscal Year 2016	6,018	6,037	20,353	20,087
Fiscal Year 2015	4,338	4,336	14,485	14,383

The significant differences that result between shareholders’ equity under U.S. GAAP and shareholders’ equity under Argentine Banking GAAP primarily reflect that:

•	Under U.S. GAAP, ASC 850-40 defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Under U.S. GAAP, only second stage costs should be capitalized. Under Argentine Banking GAAP, the Bank capitalized costs relating to all three of the stages of software development.

•	As of December 31, 2017, the Bank recognized a financial liability for the commitment to purchase a 6% interest in Tarjetas Regionales in the amount of Ps.919,935. ASC 480 sets forth that a commitment to purchase non-controlling interest should be accounted for as a financial liability at fair value. The non-controlling interest is derecognized and the differences with the carrying value is recognized as additional paid in capital.

•	The recognition of the Deferred Income Taxes differs under Argentine Banking GAAP as compared to U.S. GAAP. Under Argentine Banking GAAP banking companies are not allowed to record Deferred Income Tax, as such Grupo Galicia and its non-banking subsidiaries have recognized a deferred tax asset for local purposes. As such, the U.S. GAAP adjustment includes: (a) Deferred Income Taxes for banking companies not recorded for local purposes and; (b) tax effects on the U.S. GAAP adjustments including in the reconciliation.

•	In accordance with U.S. GAAP under ASC 310, loan origination fees net of certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield. Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs.

Results by Segments

The presentation of our segment disclosures for the years ended December 31, 2017, 2016 and 2015 corresponds with our internal reporting structure, under which the banking business is considered a single segment evaluated regularly by our management in deciding how to allocate resources and in assessing the performance of our business.

We measure the performance of each of our business segments primarily in terms of “Net income”, in accordance with the regulatory reporting requirements of the Argentine Central Bank. Net income and other information by segment are based on Argentine Banking GAAP and are consistent with the presentation of our consolidated financial statements.

Our disclosure segments are as follows:

•	Banking: our banking business segment represents Banco Galicia.

•	Regional Credit Cards: our regional credit cards business segment represents the accounts of Tarjetas Regionales consolidated with its subsidiaries and of Tarjetas del Mar (only until March 31, 2017).

•	CFA: the CFA business segment primarily extends unsecured personal loans to low and middle-income segments of the Argentine population. It represents the accounts of CFA and Cobranzas y Servicios.

•	Insurance: our insurance business segment represents the accounts of Sudamericana and its subsidiaries.

•	Other Grupo Galicia Businesses: this segment includes the results of Net Investment, Galicia Warrants, Galicia Administradora de Fondos (since April 2014, when Banco Galicia sold its interest in the company to Grupo Financiero Galicia) and Galicia Valores.

Our results by segment are shown in Note 30 to our audited consolidated financial statements. Below is a discussion of our results of operations by segment for the years ended December 31, 2017, December 31, 2016 and December 31, 2015.

Banking

The table below shows the results of our banking business segment.

	For the year ended December 31,
	2017	2016	2015
	(in millions of Pesos, except percentages)
Gross Brokerage Margin	15,625	10,511	8,353
Net Income from Services	7,742	6,010	4,172

Net Operating Revenue	23,367	16,521	12,525

Provisions for Loan Losses	2,585	1,526	1,061
Administrative Expenses	13,689	10,146	7,395

Net Operating Income	7,093	4,849	4,069

Income from Equity Investments
Tarjetas Regionales SA	2,114	1,098	1,179
Compañía Financiera Argentina	—	345	57
Sudamericana	57	90	50
Others	291	156	146

Income from Equity Investments	2,462	1,689	1,433

Other Income (Loss)	(24)	409	(67)

Pre-tax Income	9,531	6,948	5,435

Income Tax Provision	2,616	1,854	1,522

Net Income	6,915	5,094	3,913

Net Income as a % of Grupo Financiero Galicia’s Net Income	83%	85%	90%
Average Loans	124,184	84,002	58.277
Average Deposits	149,075	108,820	72.974

Net income for this segment amounted to Ps.6,915 million for the fiscal year ended December 31, 2017, a Ps.1,821 million or 36% increase as compared to Ps.5,094 million for the fiscal year ended December 31, 2016, which in turn was Ps.1.181 million higher than the Ps.3,913 million for the fiscal year ended December 31, 2015. The Ps.1,821 million increase in net income was primarily a result of an increase of Ps.6,846 million in net operating revenues, partially offset by higher administrative expenses in an amount of Ps.3,543 million, higher provisions for loans losses of Ps.1,059 million and higher income tax in an amount of Ps.762 million.

The increase in net operating revenue for the fiscal year ended December 31, 2017 was due to the 49% increase in gross brokerage margin from Ps.10,511 million to Ps.15,625 million and to the 29% increase in net income from services from Ps.6,010 million to Ps.7,742 million, in each case for the fiscal year ended December 31, 2017 as compared to the fiscal year ended December 31, 2016.

The average of interest-earning assets for the fiscal year ended December 31, 2017 increased to Ps.48,819 million, as compared to Ps.134,433 million for fiscal year ended December 31, 2016, primarily as a result of an increase in loans to the private sector. Such increase in loans was comprised of an increase of (i) Ps.11,254 million, or 26%, in credit cards; (ii) Ps.10,118 million, or 40%, in advances; (iii) Ps.8,241 million, or 82%, in personal loans; (iv) Ps.400 million, or 59%, in pledge loans.

According to information provided by the Argentine Central Bank, as of December 31, 2017, Banco Galicia’s estimated market share of loans to the private sector was 9.64%, as compared to 9.63% as of December 31, 2016 and 9.26% as of December 31, 2015.

Financial expenses for the fiscal year ended December 31, 2017 was Ps.16,272 million, as compared to Ps.16,890 million for the fiscal year ended December 31, 2016, a 4% decrease, which was primarily attributable to a decrease in the average balance of interest-bearing liabilities.

With respect to total interest-bearing liabilities, transactional deposits were Ps.57,473 million, as compared to Ps.27,117 million, a 112% increase, and time deposits were Ps.57,779 million, as compared to Ps.53,581 million, an 8% increase, in each case for the fiscal year ended December 31, 2017 as compared to the fiscal year ended December 31, 2016. In addition, the decrease in the average rate on interest-bearing deposits (checking accounts, savings accounts and time deposits) from 9.49% for the fiscal year ended December 31, 2017, as compared to 16.19% for the fiscal year ended December 31, 2016, was mainly attributable to the decrease of the interest rate on time deposits, which was consistent with overall macroeconomic trends.

According to information provided by the Argentine Central Bank, as of December 31, 2017, Banco Galicia’s estimated market share of deposits from the private sector was 10.18%, as compared to 9.86% as of December 31, 2016 and 9.35% as of December 31, 2015.

Net income for the fiscal year ended December 31, 2017 included a Ps.1,725 million gain from currency quotation differences and a Ps.1,851 million gain from foreign exchange brokerage activities. This increase was partially offset by a Ps.127 million in connection with the valuation of the foreign currency net position and from foreign currency futures transactions. Net income for the fiscal year ended December 31, 2016 included a Ps.974 million gain from currency quotation differences, a Ps.1,153 million gain from foreign exchange brokerage activities, a Ps.179 million gain from the valuation of the foreign currency net position and from foreign currency futures transactions.

Net income from services for the fiscal year ended December 31, 2017 was Ps.7,742 million, as compared to Ps.6,010 million for the fiscal year ended December 31, 2016, a 29% increase. Such increase was mainly due to an increase in business volume and the rise in prices (in compliance with the procedures established by the regulations of the Argentine Central Bank related to individuals).

The main components of income from services are fees related to deposit accounts, credit and debit card transactions, which is the important component of the Bank’s income from services, check collections and credit-related fees. With respect to credit cards, revenue from such segment for the fiscal year ended December 31, 2017 was Ps.5,253 million, as compared to Ps.4,543 million for the fiscal year ended December 31, 2016, a 16% increase. For the fiscal year ended December 31, 2017, credit cards managed were 4.1 million, as compared to 3.7 million for the fiscal year ended December 31, 2016, an 11% increase. Such growth was primarily attributable to an increase in consumption during the same period.

Provisions for loan losses and other receivables for the fiscal year ended December 31, 2017 were Ps.2,585 million, as compared to Ps.1,526 million for the fiscal year ended December 31, 2016, a 69% increase, which was primarily attributable to an increase in the amount of consumer portfolios in arrears and by higher regulatory provisions on current portfolios as a consequence of the increase in the size of the credit portfolio.

Administrative expenses for the fiscal year ended December 31, 2017 were Ps.13,689 million, as compared to Ps.10,146 million for the fiscal year ended December 31, 2016, a 35% increase. Such increase was primarily attributable to higher personnel and other administrative expenses. The increase in personnel expenses, which includes salaries, social security contributions and expenses related to personnel services, for the fiscal year ended December 31, 2017 was mainly due to the salary increase agreement with the unions.

As of the fiscal year ended December 31, 2017, the Bank had 6,214 employees, as compared to 5,799 employees as of the fiscal year ended December 31, 2016, a 7% increase. The increase in other administrative expenses for the fiscal year ended December 31, 2017 was mainly due to the increase of expenses related to services provided by the Bank.

Income from equity investments for the fiscal year ended December 31, 2017 was Ps.2,462 million, as compared to Ps.1,689 million for the fiscal year ended December 31, 2016, a 46% increase. Such increase was mainly attributable to an increase in the profits of Tarjetas Regionales, from Ps.1,098 million for the fiscal year ended December 31, 2016 to Ps.2,114 million for the fiscal year ended December 31, 2017. Such increase was partially offset by a decrease in the profits of CFA from Ps.345 million for the fiscal year ended December 31, 2016 to Ps.0 million for the fiscal year ended December 31, 2017 as a result of the sale of such company, and a decrease in the profits of Sudamericana from Ps.90 million for the fiscal year ended December 31, 2016 to Ps.57 million for the fiscal year ended December 31, 2017. For more information, see “—Regional Credit Cards”, “—CFA” and “—Insurance”.

Other net income (loss) for the fiscal year ended December 31, 2017 was a loss of Ps.24 million, as compared to an income of Ps.409 million for the fiscal year ended December 31, 2016, which was higher than the Ps.67 million loss for the fiscal year ended December 31, 2015. Such decrease was attributable to an increase in other losses in an amount of Ps.740 million for the fiscal year ended December 31, 2017, as compared to Ps.363 million for the fiscal year ended December 31, 2016.

The income tax charge for the fiscal year ended December 31, 2017 was Ps.2,616 million, as compared to Ps.1,854 million for fiscal year ended December 31, 2016, a 41% increase.

Regional Credit Cards

The table below shows the results of our regional credit cards business segment.

	For the year ended December 31,
In millions of Pesos, except percentages	2017	2016	2015
Gross Brokerage Margin	5,917	4,019	2,685
Net Income from Services	6,746	5,267	4,221

Net Operating Revenue	12,663	9,286	6,906

Provisions for Loan Losses	2,018	1,661	753
Administrative Expenses	6,939	5,676	4,168

Net Operating Income	3,706	1,949	1,985

Income from Equity Investments	—	—	—
Other Income	679	626	427
Non-Controlling Interests	—	—	—

Pre-tax Income	4,385	2,575	2,412

Income Tax Provision	1,640	1,118	863

Net Income	2,745	1,457	1,549

Net Income as a % of Grupo Financiero Galicia’s Net Income	33%	24%	36%
Average Loans	28,686	23,132	16,415

For the fiscal year ended December 31, 2017, the Regional Credit Card Companies recorded net income of Ps.2,745 million, as compared to Ps.1,457 million for the fiscal year ended December 31, 2016, representing a Ps.1,288 million, or 88%, increase.

The increase in income corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2017 was mainly attributable to an increase in net operating revenues of Ps.3,377 million. Such increase was partially offset by increases of provisions for loan losses of Ps.357 million, administrative expenses of Ps.1,263 million and income tax of Ps.522 million.

Net operating revenues for the fiscal year ended December 31, 2017 were Ps.12,663 million, as compared to Ps.9,286 million for fiscal year ended December 31, 2016, a 36% increase. Such increase was a result of a Ps.1,898 million, or 47%, increase in gross brokerage margin and a Ps.1,479 million, or 28%, increase in net income from services. Net operating income for the fiscal year ended December 31, 2017 was Ps.3,706 million, as compared to Ps.1,949 million for the fiscal year ended December 31, 2016, a 90% increase, mainly due to an increase in the average amount of purchases and loans, as well as an increase in the volume of transactions.

As of December 31, 2017, provisions for loan losses were Ps.2,018 million, as compared to Ps.1,661 million as of December 31, 2016, a 21% increase, mainly due to increased levels of default by customers of the Regional Credit Card Companies.

Administrative expenses for the fiscal year ended December 31, 2017 were Ps.6,939 million, as compared to Ps.5,676 million for the fiscal year ended December 31, 2016, a 22% increase, mainly due to the salary increase agreement with the unions and increased economic activity and costs related to costs associated with employee compensation.

Other net income for the fiscal year ended December 31, 2017 was Ps.679 million, as compared to Ps.626 million for the fiscal year ended December 31, 2016, an 8% increase. Such increase was mainly due to an increase in loans recovered.

The income tax charge during fiscal year 2017 was Ps.1,640 million, Ps.522 million higher than in fiscal year 2016.

The Regional Credit Card Companies grew in the following key segments during fiscal year 2017, as compared to fiscal year 2016, such increases primarily corresponding to the businesses of Tarjeta Naranja and Tarjetas Cuyanas:

•	average statements issued: 2% growth, reaching an annual average of 3.4 million customers;

•	increase in retail sales: 29%, from Ps.101,806 million to Ps.131,340 million;

•	increase in loan portfolio: 21%, amounting to Ps.51,288 million; and

•	increase in the number of purchase transactions: 5%, reaching 172 million.

With respect to the distribution network, service centers decreased to 257 as of December 31, 2017, as compared to 262 as of December 31, 2016. The openings of branches in Buenos Aires and the greater metropolitan area were offset by the closing of branches in other locations.

As of December 31, 2017, the Regional Credit Card Companies had 3,916 employees, as compared to 4,575 employees as of December 31, 2016.

For the fiscal year ended December 31, 2016, the Regional Credit Card Companies recorded net income of Ps.1,457 million, as compared to Ps.1,549 million for the fiscal year ended December 31, 2015, representing a Ps.92 million, or 6%, decrease.

The decrease in income corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2016 was mainly attributable to an increase in customer payment defaults.

Net operating revenues for the fiscal year ended December 31, 2016 were Ps.9,286 million, as compared to Ps.6,906 million for the fiscal year ended December 31, 2015, a 34% increase. Such increase was a result of a Ps.1,334 million, or 50%, increase in gross brokerage margin and a Ps.1,046 million, or 25%, increase in net income from services. Net operating income for the fiscal year ended December 31, 2016 was Ps.1,949 million, as compared to Ps.1,985 million for the fiscal year ended December 31, 2015, a 2% decrease, mainly due to an increase in provisions for loan losses and an increase in payments related to taxes and fees.

As of December 31, 2016, provisions for loan losses were Ps.1,661 million, as compared to Ps.753 for the fiscal year ended December 31, 2015, a 121% increase, mainly due to increased levels of default by customers of the Regional Credit Card Companies.

Administrative expenses for the fiscal year ended December 31, 2016 were Ps.5,676 million, as compared to Ps.4,168 million for the fiscal year ended December 31, 2015, a 36% increase, mainly due to the salary increase agreement with the unions and increased economic activity and costs related to an increase in payments related to taxes and fees.

Other net income for the fiscal year ended December 31, 2016 was Ps.626 million, as compared to Ps.427 million for the fiscal year ended December 31, 2015, a 47% increase. Such increase was mainly due to an increase in loans recovered.

The income tax charge during fiscal year 2016 was Ps.1,118 million, Ps.255 million higher than in fiscal year 2015.

The Regional Credit Card Companies grew in the following key segments during fiscal year 2016, as compared to fiscal year 2015, such increases primarily corresponding to the businesses of Tarjeta Naranja and Tarjetas Cuyanas:

•	average statements issued: 5% growth, reaching an annual average of 3.3 million customers;

•	increase in retail sales: 42%, from Ps.71,608 million to Ps.101,806 million;

•	increase in loan portfolio: 42%, amounting to Ps.42,463 million; and

•	increase in the number of purchase transactions: 10%, reaching 163 million.

With respect to the distribution network, there were 260 service centers for both the fiscal years December 31, 2016 and 2015. The openings of branches in Buenos Aires, the province of Corrientes and the province of Formosa were offset by the closing of branches in other locations.

As of December 31, 2016, the Regional Credit Card Companies had 4,575 employees, as compared to 5,040 employees as of December 31, 2015.

CFA

The table below sets forth the results of operations of CFA’s business segment:

	For the year ended December 31,
In millions of Pesos, except percentages	2017	2016	2015
Gross Brokerage Margin	2,142	1,469	1,255
Net Income from Services	360	300	270

Net Operating Revenue	2,502	1,769	1,525

Provisions for Loan Losses	602	346	400
Administrative Expenses	1,579	1,232	930

	For the year ended December 31,
Net Operating Income	321	191	195

Income from Equity Investments	—	1	2
Other Income	113	293	101
Pre-tax Income	434	485	298

Income Tax Provision	158	143	139

Net Income	276	342	159

Net Income as a % of Grupo Financiero Galicia’s Net Income	3%	6%	4%
Average Loans	6,313	4,031	3,140
Average Deposits	816	774	900

Net income for the fiscal year ended December 31, 2017 was Ps.276 million, as compared to Ps.342 million for the fiscal year ended December 31, 2016, a 19% decrease, which was primarily attributable to an increase in the provisions for loan losses and an increase in administrative expenses.

Net operating revenue for the fiscal year ended December 31, 2017 was Ps.2,502 million, as compared to the Ps.1,769 million for the fiscal year ended December 31, 2016, a 41% increase. This increase was due to an increase in gross brokerage margin and net income from services as compared to the fiscal year ended December 31, 2016.

Gross brokerage margin for the fiscal year ended December 31, 2017 was Ps.2,142 million, as compared to Ps.1,469 million for the fiscal year ended December 31, 2016, a 46% increase. Such increase was mainly due to an increase in earnings of the credit card portfolio, a higher rate of return on outstanding loans and the elimination of the cap on the interest rates by the Argentine Central Bank.

Net income from services for the fiscal year ended December 31, 2017 was Ps.360 million, as compared to Ps.300 million for the fiscal year ended December 31, 2016, a 20% increase. Such increase was mainly due to higher fees related to credit cards, insurance and income related to benefits accounts for retired individuals.

Provisions for loan losses for the fiscal year ended December 31, 2017 were Ps.602 million, as compared to Ps.346 million for the fiscal year ended December 31, 2016, a 74% increase. Such increase was a result of as increase in the number of loans in default.

Administrative expenses for the fiscal year ended December 31, 2017 were Ps.1,579 million, as compared to Ps1,232 million for the fiscal year ended December 31, 2016, a 28% increase. Such increase was mainly due to increases in (i) expenses related to personnel in an amount of Ps.128 million in connection with salary increase agreements and an increased number of employees, (ii) expenses related to security services in an amount of Ps.48 million, (iii) expenses related to taxes in an amount of Ps.36 million, (iv) expenses related to administrative services in an amount of Ps.29 million, and (v) expenses related to leasing in an amount of Ps.29 million as a result of the devaluation of the Dollar, which affected Dollar-denominated contracts.

As of December 31, 2017, CFA had approximately 80,000 customers, 1,117 employees, 63 branches and 31 points of sale throughout Argentina, as compared to 517,000 customers, 1,164 employees, 57 branches and 37 points of sale throughout Argentina as of December 31, 2016.

Net loans to the private sector for the year ended December 31, 2017 were Ps.6,952 million, as compared to Ps.2,929 million for the year ended December 31, 2016, a 137% increase. Shareholders’ equity as of December 31, 2017 was Ps.1,240 million, as compared to Ps.1,324 million for the fiscal year ended December 31, 2016, a 6% decrease.

Net income for the fiscal year ended December 31, 2016 was Ps.342 million, as compared to Ps.159 million for the fiscal year ended December 31, 2015, a 115% increase, which was primarily attributable to a decrease in provisions for loan losses and an increase in other income.

Net operating revenue for the fiscal year ended December 31, 2016 was Ps.1,769 million, as compared to the Ps.1,525 million for the fiscal year ended December 31, 2015, a 16% increase. This increase was due to an increase in gross brokerage margin and net income from services as compared to the fiscal year ended December 31, 2015.

Gross brokerage margin for the fiscal year ended December 31, 2016 was Ps.1,469 million, as compared to Ps.1,255 million for the fiscal year ended December 31, 2015, a 17% increase. Such increase was mainly due to an increase in earnings of the credit card portfolio, a higher rate of return on outstanding loans and the elimination of the cap on the interest rates by the Argentine Central Bank.

Net income from services was Ps.300 million for the fiscal year ended December 31, 2016, as compared to Ps.270 million for the fiscal year ended December 31, 2015, an 11% increase. Such increase was mainly due to higher fees related to credit cards, insurance and income related to benefits accounts for retired individuals.

Provisions for loan losses for the fiscal year ended December 31, 2016 were Ps.346 million, as compared to Ps.400 million for the fiscal year ended December 31, 2015, a 14% decrease. Such decrease was a result of a decrease in the number of loans in default.

Administrative expenses for the fiscal year ended December 31, 2016 were Ps.1,232 million, as compared to Ps.930 million for the fiscal year ended December 31, 2015, a 32% increase. Such increase was mainly due to increases in (i) expenses related to personnel in an amount of Ps.117 million in connection with salary increase agreements and an increased number of employees, (ii) expenses related to security services in an amount of Ps.16 million, (iii) expenses related to taxes in an amount of Ps.24 million, (iv) expenses related to administrative services in an amount of Ps.35 million, (v) expenses related to maintenance and capital expenditures of Ps.16 million, and (vi) expenses related to leasing in an amount of Ps.35 million as a result of the devaluation of the Dollar, which affected Dollar-denominated contracts.

As of December 31, 2016, CFA had approximately 517,000 customers, 1,164 employees, 57 branches and 37 points of sale throughout Argentina, as compared to 454,000 customers, 158 employees, 58 branches and 36 points of sale throughout Argentina as of December 31, 2015.

Net loans to the private sector for the year ended December 31, 2016 were Ps.4,916 million, as compared to Ps.2,929 million for the year ended December 31, 2015, a 68% increase. Shareholders’ equity as of December 31, 2016 was Ps.1,221 million, as compared to Ps.1,324 million for the fiscal year ended December 31, 2015, an 8% decrease.

Insurance

The table below shows the results of our insurance business segment.

	As of December 31,
In millions of Pesos, except percentages	2017	2016	2015
Gross Brokerage Margin	344	351	232

Net Operating Revenue	344	351	232
Administrative Expenses	651	516	378

Net Operating Income	(307)	(165)	(146)

Income from Insurance Activity	1.025	1,273	775
Income from Equity Investments	2	3	2
Other Income (Loss)	(2)	—	(1)

Pre-tax Income	718	1,111	630

Income Tax Provision	260	387	221

Net Income	458	724	409

Net Income as a % of Grupo Financiero Galicia’s Net Income	5%	12%	9%

The operating results of segments of Sudamericana (such as earned premiums, claims, acquisition costs, etc.) are included under “Income from Insurance Activities”. Further, the results of this segment mainly represent the operating results of Galicia Seguros.

Net income as of December 31, 2017 was Ps.458 million, as compared to Ps.724 million as of December 31, 2016, a 37% decrease. Such decrease was mainly due to increased regulations implemented with respect to credit-related life insurance business. Sales of insurance policies, however, increased 57% year-over-year. Sales of other insurance products increased during fiscal year 2017, including sales of homeowners insurance, theft insurance and life insurance.

Administrative expenses as of December 31, 2017 were Ps.651 million, as compared to Ps.516 million as of December 31, 2016, a 26% increase, mainly as a result of increases in expenses related to the issuance of insurance policies and expenses related to increases in employee salaries.

As of December 31, 2017, the insurance segment had more than 6 million outstanding insurance contracts under all of its lines of business.

Net income as of December 31, 2016 was Ps.724 million, as compared to Ps.409 million as of December 31, 2015, a 77% increase. Such increase was mainly due to the increase of premiums earned in connection with the operating results of Galicia Seguros. Sales of other insurance products increased during fiscal year 2017, including sales of homeowners insurance, theft insurance and life insurance.

Administrative expenses as of December 31, 2016 were Ps.516 million, as compared to Ps.378 million as of December 31, 2015, a 37% increase, mainly as a result of increases in expenses related to the issuance of insurance policies and expenses related to increases in employee salaries.

As of December 31, 2016 and 2015, the insurance segment had more than 6.5 million outstanding insurance contracts under all of its lines of business.

During the fiscal years ended December 31, 2017, 2016 and 2015, the claims ratio has remained at the same or similar level.

Other Grupo Galicia Businesses

In fiscal year 2017, this segment recorded a Ps.551 million profit, mainly generated by net revenues from Galicia Administradora de Fondos equal to Ps.450 million. The remaining profit corresponded to Galicia Warrants, Galicia Valores and Net Investment.

In fiscal year 2016, this segment recorded a Ps.249 million profit, mainly generated by net revenues from Galicia Administradora de Fondos equal to Ps.197 million. The remaining profit corresponded to Galicia Warrants, Galicia Valores and Net Investment.

In fiscal year 2015, this segment recorded a Ps.147 million profit, mainly generated by net revenues from Galicia Administradora de Fondos equal to Ps.110 million and Galicia Warrants equal to Ps.27 million.

Consolidated Assets

The structure and main components of our consolidated assets as of the dates indicated were as follows:

	For the year ended December 31,
	2017		2016		2015
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Cash and Due from Banks	56,659	16.6	61,166	25.2	30,835	19.1
Government and Corporate Securities	38,771	11.4	13,701	5.7	15,525	9.6

	For the year ended December 31,
	2017		2016		2015
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Loans	197,335	57.9	137,452	56.7	98,345	60.8
Other Assets	48,248	14.1	29,932	12.4	17,043	10.5

Total	341,013	100.0	242,251	100.0	161,748	100.0

Of our Ps.341,013 million total assets as of December 31, 2017, Ps.336,384 million, or 98.6%, corresponded to Banco Galicia on a consolidated basis. The remaining Ps.4,629 million, or 1.4%, were primarily attributable to Sudamericana on a consolidated basis. The composition of our assets demonstrates an increase in the amounts of all line items.

The item “Cash and Due from Banks” included cash for Ps.8,979 million, balances held at the Argentine Central Bank for Ps.46,951 million and balances held in correspondent banks for Ps.729 million. The balance held at the Argentine Central Bank is used for meeting the minimum cash requirements set by the Argentine Central Bank.

Our holdings of government and corporate securities as of December 31, 2017 was Ps.38,771 million. Our holdings of government and corporate securities are shown in more detail in Item 4. “Information on the Company—Selected Statistical Information—Government and Corporate Securities”.

Our total net loans were Ps.197,335 million as of December 31, 2017, of which Ps.197,330 million corresponded to Banco Galicia (including the Regional Credit Card Companies’ portfolios) and the remaining amount to secured loans held by Sudamericana. For more information on Banco Galicia’s and CFA’s respective loan portfolios, see Item 4. “Information on the Company—Selected Statistical Information—Loan Portfolio”.

The “Other Assets” line item mainly includes the following items recorded in our balance sheet under “Other Receivables Resulting from Financial Brokerage”, unless otherwise noted:

	For the year ended December 31,
	2017	2016	2015
	(In millions of Pesos)
Other Receivables Resulting from Financial Brokerage	33,593	18,603	8,459
Balances at the Argentine Central Bank as guarantees in favor of clearing houses	3,659	2,356	1,568
Securities Receivable under Spot and Forward Purchases to be Settled	7,216	7,851	765
Debt Securities	1,426	1,422	1,639
Participation certificates in, and debt securities of, different financial trusts, created by Banco Galicia or by third parties	2,421	1,138	809
Galtrust I(1)	96	505	686
Government securities and guarantees of forward sales and purchase of foreign exchange in favor of MAE and ROFEX	234	425	567
Other Financing	165	91	425
Others	18,376	4,815	2,000
Receivables from Financial Leases	1,677	955	958
Equity Investments	29	53	52
Miscellaneous Receivables	3,576	3,015	2,171
Bank Premises and Equipment, Miscellaneous Assets and Intangible Assets	8,670	6,678	4,925
Others(2)	703	628	478

Total	48,248	29,932	17,043

(1)	Corresponding to our holdings of debt securities and participation certificates issued by the Galtrust I Financial Trust, resulting from the securitization of loans to the provincial public sector in late 2000.
(2)	It includes, others relating to insurance asset, among other concepts.

Exposure to the Argentine Public Sector

The following table shows our total net exposure, primarily related to Banco Galicia, to the Argentine public sector as of December 31, 2017, 2016 and 2015.

	For the year ended December 31,
	2017	2016	2015
	(in millions of Pesos)
Net Position in Government Securities	28,953	16,473	16,881
Trading	9,513	5,233	3,944
Lebac And Nobac	19,440	11,240	12,937

Loans	6	14	18

Other Receivables Resulting from Financial Brokerage	436	833	960

Trusts’ Certificates of Participation and Securities	104	515	709
Other	332	318	251

Total Assets (1)	29,395	17,320	17,859

(1)	Does not include deposits with the Argentine Central Bank, which constitute one of the items by which Banco Galicia complies with the Argentine Central Bank’s minimum cash requirements.

Exposure to the public sector was Ps.29,395 million for the year ended December 31, 2017, as compared to Ps.17,320 million for the year ended December 31, 2016, a 70% increase.

Excluding the holding of debt securities issued by the Argentine Central Bank for the year ended December 31, 2017 in an amount of Ps.19,440 million, as compared to Ps.11,240 million for the year December 31, 2016, the net exposure to the non-financial public sector amounted to Ps 9,955 million in 2017, representing 2.9% of total assets. Such exposure was Ps.6,080 million in 2016, representing 2.5% of total assets. The Ps.12,075 million increase in exposure to the public sector during 2017 was mainly due to an increase in the balance of treasury bills and Lebacs held by the Bank.

Exposure to the public sector was Ps.17,320 million as of December 31, 2016, as compared to Ps.17,859 million as of December 31, 2015, a 3% decrease.

Excluding the holding of debt securities issued by the Argentine Central Bank for the year ended December 31, 2016 in an amount of Ps.11,240 million, as compared to Ps.12,937 million for the year ended December 31, 2015, the net exposure to the non-financial public sector increased by Ps.1,158 million in fiscal year 2016. The decrease in the exposure to the public sector during 2016 was mainly due to the lower balance of treasury bills held by the Bank.

Funding

Banco Galicia’s and the Regional Credit Card Companies’ and CFA’s lending activities are our main asset-generating businesses. Accordingly, most of our borrowing and liquidity needs are associated with these activities. We also have liquidity needs at the level of our holding company, which are discussed in Item 5. “Operating and Financial Review and Prospects—Item 5.B. “Liquidity and Capital Resources—Liquidity—Holding Company on an Individual Basis”. Our objective is to maintain cost-effective and well diversified funding to support current and future asset growth in our businesses. For this, we rely on diverse sources of funding. The use and availability of funding sources depends on market conditions, both local and foreign, and prevailing interest rates. Market conditions in Argentina include a structurally limited availability of domestic long-term funding.

Our funding activities and liquidity planning are integrated into our asset and liability management and our financial risks management and policies. The liquidity policy of Banco Galicia is described in Item 5. “Operating and Financial Review and Prospects—Item 5.B. “Liquidity and Capital Resources—Banco Galicia’s Liquidity Management” and our other financial risk policies, including interest rate, currency and market risks are described in Item 11. “Quantitative and Qualitative Disclosures about Market Risk”. Our funding sources are discussed below.

Traditionally, our primary source of funding has been Banco Galicia’s deposit taking activity. Although Banco Galicia has access to Argentine Central Bank financing, management does not view this as a primary source of funding in line with our overall strategies discussed herein. Other important sources of funding have traditionally included issuing foreign currency-denominated medium and long-term debt securities issued in foreign capital markets and borrowing from international banks and multilateral credit agencies. Banco Galicia entered into a master loan agreements with the IFC in 2016, for U.S. $130 million, divided into two parts, one of them with the purpose of funding long-term loans to SMEs and the other part with the purpose of funding renewable energy project and efficiency energy power project.

Selling government securities under repurchase agreement transactions has been a recurrent source of funding for Banco Galicia. Although not presently a key source of funding, repurchase agreement transactions are part of the liquidity policy of the Bank. Within its liquidity policy, Banco Galicia considers its unencumbered liquid government securities holdings as part of its available excess liquidity. See Item 5. “Operating and Financial Review and Prospects” —Item 5.B. “Liquidity and Capital Resources—Banco Galicia’s Liquidity Management”.

The Regional Credit Card Companies fund their business through the issuance of notes in the local and international capital markets, borrowing from local financial institutions and debt with merchants generated in the ordinary course of business of any credit card issuing company. In 2017, the Regional Credit Card Companies issued notes in an amount equal to Ps.5,307 million and received loans for Ps.130 million.

CFA funds its business through the issuance of debt securities in the local market, borrowing from financial institutions and time deposits from institutional investors (insurance companies and mutual funds).

Below is a breakdown of our funding as of the dates indicated:

	For the year ended December 31,
	2017		2016		2015
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Deposits	203,451	59.7	151,688	62.6	100,039	61.8
Checking Accounts	33,112	9.7	27,973	11.5	19,437	12.0
Savings Accounts	101,255	29.7	53,779	22.2	27,519	17.0
Time Deposits	66,020	19.4	49,876	20.6	51,118	31.6
Other Deposits	1,553	0.5	19,145	7.9	1,045	0.6
Other Interest, Exchange Rate Differences Payable and UVA Adjustment	1,511	0.4	915	0.4	920	0.6

Debt with Financial Institutions (1)	9,255	2.7	8,131	3.4	2,812	1.8
Argentine Central Bank	15	—	13	—	7	—
Domestic Financial Institutions	3,038	0.9	4,101	1.7	1,397	0.9
International Banks and Credit Agencies	5,055	1.5	2,233	0.9	1,273	0.8
Repurchases	1,147	0.3	1,784	0.8	135	0.1

Notes (Unsubordinated and Subordinated) (1)	20,871	6.1	17,078	7.0	12,827	7.9

Other obligations (2)	68,136	20.0	45,001	18.6	31,585	19.5

Shareholders’ Equity	39,300	11.5	20,353	8.4	14,485	9.0

Total Funding	341,013	100.0	242,251	100.0	161,748	100.0

(1)	Each item includes principal, interest accrued, exchange rate differences and premiums payable, as well as UVA adjustment, where applicable.
(2)	It includes debts with stores due to credit card transactions, collections on account of third parties in Pesos and foreign currency, miscellaneous obligations and allowances, among others.

The main sources of funds are deposits from the private sector, lines of credit extended by local banks and entities, international banks and multilateral credit agencies, repurchase transactions mainly related to government securities, mid- and long-term debt securities placed in the local and international capital market and debts with stores due to credit card transactions.

As of December 31, 2017, deposits represented 59.7% of our funding, up from 62.6% as of December 31, 2016 and 61.8% for the year ended December 31, 2015. Our deposit base increased 34% in 2017 as compared to 2016 and 52% in 2016 as compared to 2015. During fiscal year 2017, the Ps.51,763 million increase in deposits was due to an increase in transactional deposits (deposits in checking and savings accounts, with increases of 18% and 88%, respectively). For more information on deposits, see Item 4. “Information on the Company—Selected Statistical Information—Deposits”.

As of December 31, 2017, credit lines from international banks and credit agencies representing foreign currency-denominated debt subject to foreign law amounted to Ps.5,055 million. Of this total, Ps.3,881 million corresponded to prefinancing and foreign trade transactions; Ps.847 million corresponded to amounts received from the IFC pursuant to a loan agreement; Ps.307 million corresponded to amounts received from the IDB pursuant to a loan agreement; and Ps.20 million corresponded to amounts received from Proparco pursuant to a loan agreement.

As of December 31, 2016, credit lines from international banks and credit agencies representing foreign currency-denominated debt subject to foreign law amounted to Ps.2,233 million. Of this total, Ps.2,085 million corresponded to trade loans; Ps.79 million corresponded to amounts received from the IFC pursuant to a loan agreement; Ps.50 million corresponded amounts received from Proparco pursuant to a loan agreement; and Ps.19 million corresponded to amounts received from the FMO pursuant to a long-term loan agreement. The increase of Ps.960 million as compared to December 31, 2015 was mainly due to an increase of Ps.984 million in trade loans.

Our debt securities outstanding (only principal) were Ps.20,116 million as of December 31, 2017, as compared to Ps.16,562 million as of December 31, 2016, and Ps.12,318 million as of December 31, 2015.

Of the total debt securities outstanding as of December 31, 2017, Ps.15,462 million corresponded to Peso-denominated debt, of which Ps.4,353 million corresponded to notes issued by Banco Galicia and Ps.8,900 million corresponded to notes issued by Tarjeta Naranja (which includes notes issued by Tarjetas Cuyanas). The remaining Ps.4,654 million of outstanding debt securities corresponded to foreign currency-denominated debt in respect of subordinated notes due in 2026 issued by Banco Galicia.

As of December 31, 2017, the balance of Peso-denominated increased Ps.8,512 million as compared to fiscal year ended December 31, 2016 and the balance of foreign currency-denominated debt increased Ps.4,961 million as compared to fiscal year ended December 31, 2016.

As of December 31, 2017, the breakdown of our foreign currency-denominated debt was as follows:

	Maturity	Annual Interest Rate	Total(*)
	(in millions of Pesos, except for rates)
Banco Galicia
Subordinated Notes (1)	2026	Fixed Rate of 8.25%	4,654

Total			4,654

(*)	Only principal.
(1)	Interest is payable semiannually on January 19 and July 19 every year beginning in 2017. Annual Fixed Rate of 8.25% from the issuance date until July 19, 2021 inclusive, plus margin at a nominal annual Benchmark Readjustment Rate of 7.156% until maturity. Principal is payable in full upon maturity on July 19, 2026, unless the securities are redeemed, at the issuer’s option, in whole or in part, at the entire outstanding principal plus accrued and unpaid interest.

As of December 31, 2017, the breakdown of our Peso-denominated debt was as follows:

	Maturity	Annual Interest Rate	Total(*)
	(in millions of Pesos, except for rates)
Banco Galicia
Notes Class III Simple Notes(1)	2020	Badlar + 269 b.p.	2,355
Notes IV Simple Notes(1)	2020	Badlar + 298 b.p.	1,998
Tarjeta Naranja
Notes Class XXIV Series II Notes(**)	2019	Min. Rate 37%/Badlar + 498 b.p.	199

Notes Class XXV Notes(**)	2020	Min. Rate 30%/Badlar + 394 b.p.	400
Notes Class XXVI Series I Notes(**)	2018	Min. Rate 26%/Badlar + 275 b.p.	150
Notes Class XXVI Series II Notes(**)	2020	Min. Rate 26%/Badlar + 400 b.p.	289
Notes Class XXVII Series II Notes(**)	2020	Min. Rate 23.5%/Badlar + 350 b.p.	497
Notes Class XXVIII Series I Notes(**)	2019	Min. Rate 25%/Badlar + 305 b.p.	128
Notes Class XXVIII Series II Notes(**)	2021	Min. Rate 25%/Badlar + 370 b.p.	305
Notes Class XXXIII Series II Notes	02019	Min. Rate 37%/Badlar + 540 b.p.	353
Notes Class XXXIV Series II Notes	2020	Min. Rate 32%/Badlar + 467 b.p.	471
Notes Class XXXV Series I Notes	2018	Min. Rate 26%/Badlar + 299 b.p.	226
Notes Class XXXV Series II Notes	2020	Min. Rate 26%/Badlar + 399 b.p.	754
Notes Class XXXVI Series I Notes	2018	Min. Rate 25.25%/Badlar + 325 b.p.	209
Notes Class XXXVI Series II Notes	2019	Min. Rate 25.25%/Badlar + 400 b.p.	614
Notes Class XXXVII Notes	2022	Min. Rate 15%/Badlar + 350 b.p.	3,808
Notes Class XXXVIII Notes	2019	Min. Rate 29.05%/MR20 + 400 b.p.	497
CFA
Notes Class XVII Series II Notes	2019	Min. Rate 36% up to the 6th month after Badlar + 498 b.p.	258
Notes Class XVIII Notes	2018	Min. Rate 29.50% up to the 3rd month after Badlar + 288 b.p.	325
Notes Class XIX Series I Notes	2018	Min. Rate 23.25% up to the 3rd month after Badlar + 290 b.p.	75
Notes Class XIX Series II Notes	2020	Min. Rate 23% up to the 6th month after Badlar + 349 b.p.	337
Notes Class XX Series I Notes	2019	Min. Rate 26.5% up to the 3rd month after Badlar + 425 b.p.	365
Notes Class XX Series II Notes	02020	Min. Rate 26% up to the 6th month after Badlar + 425 b.p.	347
Notes Class XXI Series I Notes	2019	Variable Badlar + 450 b.p.	99
Notes Class XXI Series II Notes	2020	Variable Badlar + 474 b.p.	403

Total			15,462

(*)	Only principal
(**)	Notes acquired by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.
(1)	Net proceeds from the issuance of these notes were used for working capital investments, provision of loans, other financing and such other uses permitted by the “Law on Notes” and Argentine Central Bank regulations.

The increase in our debt securities outstanding as of December 31, 2017 as compared to December 31, 2016 was mainly a result of: (i) the issuance by Banco Galicia of senior notes in an aggregate principal amount of Ps.4,353 (ii) the issuance by Tarjeta Naranja of senior notes in an aggregate principal amount of Ps.4,305 million, (iii) the issuance by Tarjetas Cuyanas of senior notes in an aggregate principal amount of Ps.930 million and (iv) the issuance by CFA of senior notes in an aggregate principal amount of Ps.1,626 million.

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

For more information see “—Contractual Obligations” below.

The category “other obligations” includes Ps.26,565 million of debt with merchants in connection with credit-card transactions of Banco Galicia and the Regional Credit Card Companies, Ps.8,571 million in “miscellaneous liabilities”, Ps 4,720 million of amounts payable for spot and forward purchases to be settled Ps.3,151 million in connection with collections on account of third parties and non-controlling interest for Ps.1,935 million.

Ratings

The following are our ratings as of the date of this annual report:

	Standard & Poor’s	Fitch Argentina	Evaluadora Latinoamericana	Moody’s
LOCAL RATINGS
Grupo Financiero Galicia S.A.
Rating of Shares	1
Banco de Galicia y Buenos Aires S.A.
Counterparty Rating	raAA
Debt (Long-Term / Short Term)		AA+(arg) / A1+(arg)
Subordinated Debt			A+
Deposits (Long Term / Short Term)	raAA / raA-1+
Deposits (Local Currency / Foreign Currency)				A1.ar / Baa1.ar
Trustee				TQ2+
Tarjeta Naranja S.A.
Medium-/Long-Term Debt		AA-(arg)
Tarjetas Cuyanas S.A.
Long-Term Debt		AA-(arg)
INTERNATIONAL RATINGS
Banco de Galicia y Buenos Aires S.A.
Long-Term Debt	B+			B2
Subordinated Debt	CCC+			B3

(*)	See “—Contractual Obligations”.

Debt Programs

On March 9, 2009, Grupo Financiero Galicia’s shareholders, during an ordinary shareholders’ meeting, and the Board of Directors created a global short-, medium- and long-term notes program, for a maximum outstanding amount of U.S. $60 million. This program was authorized by the CNV pursuant to Resolution No.16,113 of April 29, 2009.

In August 2012, during an extraordinary shareholders’ meeting, it was decided to ratify the decision made at the ordinary and extraordinary shareholders’ meeting held in April 2010 with regard to the approval of the U.S. $40 million increase in the amount of Grupo Financiero Galicia’s global notes program. Therefore, once approved by the CNV, the amount was for up to U.S. $100 million or its equivalent in other currencies. On May 8, 2014, the CNV, pursuant to Resolution No. 17,343, granted an extension of the debt program for another five year period.

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

On November 10, 2014 Grupo Financiero Galicia cancelled, upon maturity, all of the outstanding Class IV notes.

In July 2015, Grupo Financiero Galicia issued its Class VII notes for an aggregate principal amount of Ps.160 million. Such notes mature on the date that is 24 months after the date of their issuance and accrue interest at a fixed rate equal to 27% from the date of their issuance through the ninth month after their issuance and at a floating rate equal to Badlar plus 4.25% from the tenth month of their issuance through their maturity date. The Class VII notes pay interest on a quarterly basis. The aggregate principal amount of such notes will be repaid upon maturity.

On July 31, 2015 Grupo Financiero Galicia cancelled, upon maturity, all of its outstanding Class V Series I notes.

On April 23, 2016, Grupo Financiero Galicia cancelled, upon maturity, all of its outstanding Class VI Series I notes.

On January 31, 2017, Grupo Financiero Galicia cancelled, upon maturity, all of its outstanding Class V Series II notes.

On July 27, 2017, Grupo Financiero Galicia cancelled, upon maturity, all of its outstanding Class VII notes.

On October 23, 2017, Grupo Financiero Galicia cancelled, upon maturity, all of its outstanding Class VI Series II notes. Following this repayment, Grupo Financiero Galicia no longer has any outstanding debt under its notes program that was put into place in 2009.

Banco Galicia has a program in place for the issuance and re-issuance of non-convertible notes, subordinated or non-subordinated, floating or fixed-rate, secured or unsecured, with a term from 30 days to up to 30 years, for a maximum outstanding principal amount of up to U.S. $342.5 million. This program was originally approved by the CNV on November 4, 2005 and was mostly recently extended on January 26, 2017 by the CNV until January 26, 2022 pursuant to Resolution Resolution No.18,480. In this most recent extension, the CNV also approved an increase of the maximum outstanding principal amount under the program to U.S. $1,100 million. On May 4, 2011, Banco Galicia issued Class I notes due 2018 in an aggregate principal amount of U.S. $300 million under this program. Such notes were fully repaid on May 4, 2017.

During the 2016 fiscal year, Banco Galicia issued certain subordinated Class II notes due 2026 for a nominal value of U.S. $250 million. The proceeds of this issuance were used to redeem the Bank’s outstanding subordinated notes due 2019.

During the 2017 fiscal year, Banco Galicia issued Class III notes in an aggregate principal amount of US$150.5 million due 2020 and Class IV notes in an aggregate principal amount of Ps. 2,000 million due 2020.

Tarjeta Naranja has a program outstanding for the issuance and re-issuance of non-convertible notes, subordinated or non-subordinated, adjustable or non-adjustable, secured or unsecured, with a term from 30 days to up to the current permitted maximum (30 years), for a maximum outstanding face value during the period of such program of up to U.S. $650 million. The program was approved by the CNV on May 23, 2012. As of December 31, 2017, debt for a principal amount outstanding of Ps.9,173 million (approximately U.S. $489 million) had been issued under the program. Tarjeta Naranja’s program contains certain restrictions on liens, subject to the provisions established in the applicable pricing supplement with respect to each class and/or series of notes, so long as any note issued under such program remains outstanding. Certain notes issued under Tarjeta Naranja’s program are subject to covenants that limit the ability of Tarjeta Naranja and certain of its subsidiaries, subject to important qualifications and exceptions, to pay dividends on its capital stock or redeem, repurchase or retire its capital stock or subordinated indebtedness, make certain restricted payments, and consolidate, merge or transfer assets, among others.

As a result of the merger with Tarjetas Cuyanas, as of October 1, 2017, Tarjeta Naranja incorporated into its assets Tarjetas Cuyanas’ outstanding debt. Beginning on October 1, 2017, Tarjeta Naranja made principal and interest payments in respect of such debt.

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

On January 27, 2011, the CNV approved an extension of the program and the increase of its maximum outstanding face value to up to U.S. $250 million. On January 8, 2016, the CNV approved an extension of the program and the increase of its maximum outstanding face value to up to U.S. $250 million. During 2017, CFA issued debt in the aggregate principal amount of Ps.500 million on May 8, 2017, Ps.750 million on July 25, 2017, and Ps.529 million on November 7, 2017. As of December 31, 2017, debt equal to an aggregate principal amount outstanding of Ps.2,417  million had been issued under CFA’s debt program.

Contractual Obligations

The table below identifies the total amounts (principal and interest) of our main on balance-sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due as of December 31, 2017.

	Maturity	Annual Interest Rate	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Banco Galicia
Deposits
Time Deposits (Pesos/US$)	Various	Various	66,291	66,213	69	9	—
Bonds
Notes Class III Due 2020 ($) (1)	2020	Badlar + 269 bp	2,353	—	2,353	—	—
Notes Class IV Due 2020 ($)(2)	2020	Badlar + 298 bp	2,000	—	2,000	—	—
2026 Subordinated Notes (US$) (3)	2026	8.25%	4,654	—	—	—	4,654
Loans
PROPARCO Financial Loans (US$)	Various	Libor + 400 b.p.	19	19	—	—	—
IFC Financial Loans (US$)	Various	Various	845	161	483	201	—
Other Financial Loans (US$) (4)	Various	Various	3,862	3,827	35	—	—
IDB Financial Loans (Pesos)	Various	Various	167	30	69	46	22
IDB Financial Loans (US$)	Various	Various	305	305	—	—	—
Fontar Financial Loans (Pesos)	Various	Various	4	2	2	—	—
BICE Financial Loans (Pesos)	Various	Various	2,170	551	963	559	97
BICE Financial Loans (US$)	Various	Various	2	1	1	—	—
Short-term Intrebank Loans (Pesos)	2018	Various	60	60	—	—	—
Repos
Repos	2018	26.8%	1,132	1,132	—	—	—
Tarjetas Regionales
Financial Loans with Local Banks (Pesos)	Various	Various	130	130	—	—	—
Notes (Pesos)	Various	Various	8,901	585	4,203	4,113	—
CFA
Local Financing (Pesos)	Various	Various	627	622	5	—	—
Notes (Pesos)	Various	Various	2,207	400	1,807	—	—
Sudamerica Holding and other
Local Financing (Pesos)	Various	2018	6	6	—	—	—

Total			95,735	74,044	11,990	4,928	4,773

Principal and interest. Includes the UVA adjustment, where applicable.

(1)	Interest payable in cash quarterly, adjustable rate of Badlar + 269 bp Principal payable in full on February 17, 2020.
(2)	Interest payable in cash quarterly, adjustable rate of Badlar + 298 bp Principal payable in full on May 18, 2020.

(3)	Interest payable in cash semiannually, fixed rate of 8.25%, up to July 19, 2021, when benchmark rate will be a 7.156% additional. Principal payable in full on July 19, 2026.
(4)	Borrowings to finance international trade operations to Bank customers.

Off- Balance Sheet Contractual Obligations

Operating Leases

As of December 31, 2017, we also had off-balance sheet contractual obligations arising from the leasing of certain properties used as a part of our distribution network. The estimated future lease payments in connection with these properties are as follows:

(In millions of Pesos)
2018	526
2019	487
2020	422
2021	323
2012	246
2023 and after	731

Total	2,735

Off-Balance Sheet Arrangements

Our off-balance sheet risks mainly arise from Banco Galicia’s activities.

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

Our credit exposure related to these items as of December 31, 2017, is summarized below:

December 31, 2017
(in millions of Pesos)
Commitments to Extend Credit	11,465
Standby Letters of Credit	1,359
Guarantees Granted	2,376
Acceptances	457

In addition to the above commitments, as of December 31, 2017, purchase limits available for credit-card holders amounted to Ps.259,576 million.

As of December 31, 2017, the primary fees related to the above-mentioned commitments were Ps.41 million corresponding to standby letters of credit, Ps.45 million from guarantees provided and Ps.19 million from commitments to extend credit.

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to our customers, we may require counter guarantees. As of December 31, 2017, these counter guarantees, classified by type, were as follows:

December 31, 2017
(in millions of Pesos)
Preferred Counter Guarantees	45
Other Counter Guarantees	319

For more detailed information about off-balance sheet financial instruments, see Note 25 to our audited consolidated financial statements.

Other

We account for checks drawn on us and other financial institutions, as well as other items in the process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process as of December 31, 2017, were as follows:

December 31, 2017
(in millions of Pesos)
Checks Drawn on Banco Galicia	2,107
Checks Drawn on Other Banks	3,084
Bills and Other Items for Collection	23,038

With respect to fiduciary risk, we act as a trustee under trust agreements to guarantee obligations arising from various contracts between parties. As of December 31, 2017, amounts held in trust were equal to Ps.8,917 million.

In addition, as of December 31, 2017 securities held in custody were equal to Ps.374,811 million.

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

Allowance for Loan Losses

Our allowance for loan losses including the allowance for loan losses of Banco Galicia and CFA is maintained in accordance with Argentine Central Bank rules. Under such rules, a minimum allowance for loan losses is calculated primarily based upon the classification of Banco Galicia’s commercial loan borrowers and upon delinquency aging (or the number of days the loan is past due) for individual loan borrowers of both Banco Galicia and CFA and for Banco Galicia’s commercial loans of less than Ps.5 million. Although we are required to follow the methodology and guidelines for determining the minimum loan loss allowance as set forth by the Argentine Central Bank, we are allowed to establish additional allowances for loan losses. The determination of the allowance for loan losses requires a significant degree of judgment. The credit card companies follow the IFRS guidelines to record the allowances for loan losses, which include the minimum requirements of Argentine Central Bank rules.

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

A 10% decrease in the expected cash flows of significant impaired loans individually analyzed, could result in an additional impairment of approximately Ps.3 million.

A 10% increase in the historical loss ratios for loans collectively analyzed could result in an additional impairment of approximately Ps.569 million.

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

As of December 31, 2017 and 2016, no impairment was recorded.

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

Based on the mentioned evaluation as of December 31, 2017 and 2016 Grupo Financiero Galicia consolidated the financial trust Galtrust I in which Grupo Financiero Galicia had a controlling financial interest and for which it is the primary beneficiary.

Other-than-temporary impairment

Under U.S. GAAP Galtrust I was classified as an available-for-sale security, and therefore, carried at fair value with changes in the fair value reflected in other comprehensive income for the years ended December 31, 2017 and 2016.

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

As of December 31, 2017 and 2016 the fair value of Galtrust I exceeded its amortized cost. Therefore for U.S. GAAP purposes the Bank concluded that there was no recognition of impairment.

Principal Trends

Related to Argentina

In early 2018, Argentina was able to obtain one third of its financing needs for 2018, after regaining access to the international markets in 2017.

With respect to the foreign exchange market, proceeds from foreign currency-denominated debt issuances represented the main source of foreign currency. Foreign currency exchange rates remained relatively stable through the first half of 2017. An increase in the supply of Dollars and the cash settlement of the majority of agricultural export contracts, however, contributed to more volatile foreign currency exchange rates in the second half of 2017. With respect to monetary policy, following a difficult 2017 (especially with respect to interest rates) contractionary trends may continue until the market’s inflationary expectations are brought in line with Argentine Central Bank objectives.

As the financing goals for 2017 set by the Argentine Treasury were surpassed, we expect that during 2018 the Argentine Treasury will continue to focus on gradually stabilizing the Argentine government’s budget balance. Improvements in employment, together with a moderate increase in real salaries and an improved outlook for exports, are expected to contribute to continued economic growth in Argentina in 2018.

Related to the Financial System

We believe that the financial system will continue to increase its interaction with the private sector. We believe that this growth will be driven by mortgage loans and by amendments to current regulations the government is implementing that are expected to result in a more deregulated financial system and create the basis for increased competition and efficiency in the Argentine financial market. It is believed that the low leverage levels of corporations and individuals in the region as well as low levels of use of banking services in Argentina provide sources of potential growth for Argentine financial institutions.

In terms of the financial reputation of the Argentine Financial System, it is expected that the positive net results of the system in 2017 will enable the system overall to meet minimum capitalization requirements set forth in the Basel Committee regulations. Current macroeconomic policies have led to an increase in the valuation of assets held by the Argentine Financial System and banks have begun increasing their capitalization by undertaking equity offerings, which is expected to continue in 2018. Income from services is expected to be a continued source of operating income in 2018 and it is also expected that banks will continue to improve their operating efficiency.

Portfolio quality indicators have been strong over the last few years despite the modest economic growth and both the non-accrual loan portfolio and related loan loss allowances have remained at similar levels. The market projects a 3.2% economic growth for 2018, which level of growth is expected to help maintain low levels for the non-accrual loan portfolio and cost of credits.

We believe that the financial system, which has strong fundamental indicators, will have positive returns in 2018, with a mid- and long-term macroeconomic environment with renewed and promising expectations.

Related to Us

It is expected that the level of activity of all the subsidiaries of Grupo Financiero Galicia will be consistent with the overall expectations for the Argentine economy and the Argentine Financial System. Given that Banco Galicia is the most significant asset of Grupo Financiero Galicia, we refer to the trends related to Banco Galicia.

In 2018, Banco Galicia expects to continue its strategy of providing distinguishing experiences to its clients and offering high-quality products and services to satisfy the needs of each segment of customers, working to increase its volume of financial intermediation activities with the private sector and to improve its recurring operating results, controlling administrative expenses in an effort to improve operational efficiency and maintaining an adequate diversification and risk coverage.

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

From 2002 to 2010 we did not receive any dividends from Banco Galicia, which is the primary source of funds available to us. On April 27, 2011, during Banco Galicia’s shareholders’ meeting, a distribution of cash dividends for a total amount of Ps.100 million was approved. Since that date, Banco Galicia’s ability to pay dividends was again affected due to regulations issued by the Argentine Central Bank.

The extent to which a banking subsidiary may extend credit or otherwise provide funds to a holding company is limited by Argentine Central Bank rules. For a description of these rules, see Item 4. “Information on the Company-Argentine Banking Regulation-Lending Limits.”

During fiscal year 2015, Grupo Financiero Galicia received dividends in an amount equal to Ps.190 million. Similarly, during fiscal years 2016 and 2017, Grupo Financiero Galicia received from its subsidiaries dividends of Ps.431 million and Ps.658 million, respectively. During March 2018, Grupo Financiero Galicia received a dividend payment of Ps.416 million.

According to Grupo Financiero Galicia’s policy for the distribution of dividends and due to Grupo Financiero Galicia’s financial condition for the fiscal year ended December 2017 and the fact that most of the profits for fiscal years 2015, 2016 and 2017 corresponded to income from holdings (with just a fraction corresponding to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations Law), a cash distribution of dividends of Ps.1,200 million is expected to be approved at the shareholders’ meeting to be held on April 24, 2018. This amount represents 84.11% with regard to 1,426,764,597 class A and B ordinary shares with a face value of Ps.1 each.

For fiscal year 2015, the shareholders’ meeting held on April 26, 2016 approved the distribution of cash dividends in an amount of Ps.150 million, which represents a dividend of 11.54% with respect to 1,300,264,597 class A and B ordinary shares of Grupo Financiero Galicia with a face value of Ps.1 each. Similarly, for fiscal year 2016, the shareholders’ meeting held on April 25, 2017 approved the distribution of cash dividends for Ps.240 million, which represents a dividend of 18.46% with respect to 1,300,264,597 class A and B ordinary shares of Grupo Financiero Galicia with a face value of Ps.1 each.

For fiscal year 2015, pursuant to the section incorporated by Act No. 25,585 after Section 25 of Act No. 23,966, Grupo Financiero Galicia received a reimbursement for tax withholdings related to the taxes paid on behalf of the shareholders that were subject to a tax on their personal assets, likewise, pursuant to Section 4 of Act No. 26.893, Grupo Financiero Galicia withheld 10% for income tax from those shareholders subject to such tax.

Due to Act. No. 27,260, Grupo Financiero Galicia did not reimburse or withhold any amount for taxes related to the dividends paid for fiscal year 2016 and proposed to be paid for fiscal year 2017.

As of December 31, 2017, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.4 million and short-term investments made up of special checking account deposits, mutual funds, government securities and shares sold pending payment in an amount of Ps.1,663 million.

As of December 31, 2016, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.3 million and short-term investments made up of special checking account deposits, mutual funds, government securities and shares sold pending payment in an amount of Ps.166 million.

As of December 31, 2015, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.8 million and short-term investments made up of special checking account deposits, mutual funds and time deposits in an amount of Ps.22 million.

For a description of the notes issued by Grupo Financiero Galicia, see “-Item 5.A. “Operating Results”-”Debt Programs”.

Each of our subsidiaries is responsible for their own liquidity management. For a discussion of Banco Galicia’s liquidity management, see “-Banco Galicia’s Liquidity Management-Banco Galicia (Unconsolidated) Liquidity Management”.

Consolidated Cash Flows

Our consolidated statements of cash flows were prepared using the measurement methods and the presentation requirements prescribed by the Argentine Central Bank. See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2017, December 31, 2016 and December 31, 2015, included in this annual report.

As of December 31, 2017, on a consolidated basis, we had Ps.86,317 million in available cash (defined as total cash and cash equivalents), representing a Ps.13,229 million increase as compared to the end of December 31, 2016. As of December 31, 2016, we had Ps.73,088 million in available cash, representing a Ps.30,113 million increase from the Ps.42,975 million as of December 31, 2015.

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

The table below summarizes the information from our consolidated statements of cash flows for the three fiscal years ended December 31, 2017, 2016 and 2015, which is also discussed in more detail below.

	December 31,
	2017	2016	2015
	(in millions of Pesos)
Funds (1) at the Beginning of the Fiscal Year	Ps.73,088	Ps.42,975	Ps.23,054

Funds (Used)/Provided by Operating Activities	(884)	25,013	15,625

- Net (Decrease)/Increase in Government and Private Securities	(47)	4,144	2,399
- Net Decrease in Loans	(25,364)	(10,040)	(12,868)
- Net Increase in Deposits	31,608	34,427	22,576
- Other	(7,081)	(3,518)	3,518

Funds Used by Investing Activities	(1,748)	(1,479)	(1,123)

- Payments for bank premises, equipment and miscellaneous assets, net	(1,485)	(1,479)	(1,133)
- Payments for equity investments	181	—	10
- Other	(444)	—

Funds Provided/(Used) by Financing Activities	10,712	2,664	(1,529)

- Net Decrease in notes	(554)	(100)	(1,562)
- Net Increase in banks and international entities	2,173	483	77
- Net (Decrease)/Increase in loans from local financial institutions	(1,581)	2,479	93
- Capital Increase	11,004	—	—
- Other	(330)	(198)	(137)

Effect of Exchange Rate on Cash and Cash Equivalents	5,149	3,915	6,948

Funds at the End of the Fiscal Year	Ps.86,317	Ps.73,088	Ps.42,975

(1)	Cash and cash equivalents

Under Argentine Banking GAAP, our operating activities include the operating results, the origination of loans and other credits extended to the private sector, as well as raising customer deposits and entering into sales of government securities under repurchase agreement transactions. Our financing activities include issuing bonds in the local and foreign capital markets and borrowing from foreign and local banks and international credit agencies. Our investing activities primarily consist of the acquisition of equity investments and purchasing of bank premises and equipment.

Management believes that cash flows from operations and available cash and cash equivalent balances, will be sufficient to fund our financial commitments and capital expenditures for fiscal year 2018.

Cash Flows from Operating Activities

In fiscal year 2017, net cash used in operating activities amounted to Ps.884 million, mainly due to: (i) a Ps.25,364 million net decrease in transactions related to the extension of loans, especially to the non-financial private sector and residents abroad and related to credit cards, advances and promissory notes, (ii) a Ps.7,081 million net decrease of other assets and liabilities and (iii) a Ps.47 million net decrease in attributable to the portfolio of government and private securities. Such amount was partially offset by net cash provided by operating activities in an amount of Ps.31,608 related to an increase in deposits, primarily corresponding to an increase of deposits from the non-financial private sector and residents abroad.

In fiscal year 2016, net cash provided by operating activities amounted to Ps. 25,013 million, mainly due to: (i) a Ps.34,427 million increase in deposits, mostly corresponding to an increase of Ps. 33,727 million in deposits from non-financial private sector and residents abroad and (ii) a Ps.10,040 million decrease in transactions related to loans, mainly related to credit cards, advances and promissory notes, an effect that was offset by amortizations and payments of interests. Likewise, Ps.3,518 million due to the decrease of net other assets and liabilities were provided by operating activities. In addition, Ps.4,144 million of net cash was provided by operating activities attributable to the portfolio of government and private securities.

In fiscal year 2015, net cash provided by operating activities amounted to Ps.15,625 million, mainly due to: (i) a Ps.22,576 million increase in deposits, mostly corresponding to an increase of Ps.23,628 million in deposits from non-financial private sector and residents abroad, a decrease of Ps.1,044 million in deposits from non-financial public sector. (ii) Ps.12,868 million decrease in transactions related to loans, mainly related to credit cards, advances and promissory notes. Likewise, Ps.3,518 million due to the increase of net other assets and liabilities were provided by operating activities. In addition, Ps.2,399 million of net cash was provided by operating activities attributable to the portfolio of government and private securities.

Cash Flows from Investing Activities

In fiscal year 2017, net cash used by investing activities amounted to Ps.1,748 million mainly attributable to the acquisition of bank premises and equipment for Ps.930 million and miscellaneous assets for Ps.555 million and other payments for investment activities for Ps 444 million, such amounts were partially offset by funds provided by payments on equity investments of Ps.181 million.

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

Cash Flows from Financing Activities

In fiscal year 2017, financing activities provided cash in the amount of Ps.10,712 million due to: (i) Ps.2,173 million of increase in foreign credit facilities and (ii) a capital increase for Ps.11,004. Such amount was partially offset by financing activities which used cash due to: (i) a net decrease of Ps.554 million as a consequence of the payment or cancellation of principal and interest on notes for approximately Ps.12,000 million, partially offset by issuances of notes for approximately Ps.11,446 during the same period, (ii) a decrease in loans from local financial institutions for Ps.1,581 million and (iii) a net decrease in others fluctuations of Ps.330 million corresponding to other financing activities, mainly related to the payment of dividends.

In fiscal year 2016, financing activities provided cash in the amount of Ps.2,664 million due to: (i) a net decrease of Ps.100 million as a consequence of the payment or cancellation of principal and interest on notes for approximately Ps.8,912 million, partially offset by issuances of notes for approximately Ps.8,812 million during the same period, (ii) Ps.483 million as a consequence of the increase in foreign credit facilities, (iii) an increase in loans from local financial institutions for Ps.2,479 million and (iv) a net decrease in others fluctuations of Ps.198 million corresponding to other financing activities, mainly related to the payment of dividends.

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

Effect of Exchange Rate on Cash and Cash Equivalents

In fiscal year 2017, the effect of the exchange rate on consolidated cash flow, amounted to Ps. 5,149 million, an increase of Ps. 1,234 million as compared to fiscal year 2016. The exchange rate as of December 31, 2017 was Ps.18.774 per U.S. $1.

In fiscal year 2016, the effect of the exchange rate on consolidated cash flow, amounted to Ps.3,915 million, a decrease of Ps.3,033 million as compared to fiscal year 2015. The exchange rate as of December 31, 2016 was Ps.15.850 per U.S. $1.

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

As of December 31, 2017, the consolidated gaps between maturities of Banco Galicia’s financial assets and liabilities based on contractual remaining maturity were as follows:

	As of December 31, 2017(1)
	Less than one Year	1 – 5 Years	5 – 10 Years	Over 10 Years	Total
	(in millions of Pesos, except ratios)
Assets
Cash and Due from Banks	9,699	—	—	—	9,699
Argentine Central Bank – Escrow Accounts	50,475	—	—	—	50,475
Overnight Placements	269	—	—	—	269
Loans – Public Sector	1,811	1,114	—	—	2,925
Loans – Private Sector	151,641	37,401	1,931	1,934	192,907
Government Securities	26,025	—	—	—	26,025
Notes and Corporate Securities	394	592	118	—	1,104
Financial Trusts	4,458	14	—	—	4,472
Other Financing	165	—	—	—	165
Receivables from Financial Leases	317	576	10	—	903
Other	16,043	—	—	—	16,043

Total Assets	261,297	39,697	2,059	1,934	304,987

Liabilities
Savings Accounts	101,526	—	—	—	101,526
Demand Deposits	34,187	—	—	—	34,187
Time Deposits	66,223	78	—	—	66,301
Notes	1,035	14,848	4,654	—	20,537
International Banks and Credit Agencies	4,312	719	—	—	5,031
Domestic Banks	1,029	1,644	120	—	2,793
Other Liabilities (1)	40,079	—	—	—	40,079

Total Liabilities	248,391	17,289	4,774	—	270,454

Asset / Liability Gap	12,906	22,408	-2,715	1,934	34,533
Cumulative Gap	12,906	35,314	32,599	34,533	34,533
Ratio of Cumulative Gap to Cumulative Liabilities	5.2%	13.3%	12.1%	12.8%
Ratio of Cumulative Gap to Total Liabilities	4.8%	13.1%	12.1%	12.8%

Principal plus UVA adjustment. Does not include interest.

(1)   Includes, mainly, debt with retailers due to credit card operations, liabilities in connection with repurchase transactions, debt with domestic credit agencies and collections for third parties.

The table above is prepared taking into account contractual maturity. Therefore, all financial assets and liabilities with no maturity date are included in the “Less than One Year” category.

Banco Galicia must comply with a maximum limit set by its board of directors for liquidity mismatches. This limit has been established at -25% (minus 25%) for the ratio of cumulative gap to total liabilities within the first year. As shown in the table above, Banco Galicia complies with the established policy, since such gap was 12.8 % as of December 31, 2017.

Banco Galicia (Unconsolidated) Liquidity Management

The following is a discussion of Banco Galicia’s liquidity management, excluding the consolidated companies.

Banco Galicia’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet customer’s credit demand. To set the appropriate level, forecasts are made based on historical experience and on an analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds. As of December 31, 2017, Banco Galicia’s unconsolidated liquidity structure was as follows:

As of December 31, 2017
(in millions of Pesos)
Legal Requirement	52,954
Management Liquidity	38,432

Total Liquidity (1)	91,386

(1)	Excludes cash and due from banks of consolidated companies.

The legal liquidity requirements in the table above correspond to the minimum cash requirements for Peso- and Foreign currency-denominated liabilities determined by Argentine Central Bank regulations. For more information on the Argentine Central Bank regulations regarding reserve requirements for liquidity purposes, see Item 4. “Information on the Company-Argentine Banking Regulation-Legal Reserve Requirements for Liquidity Purposes”.

The assets included in this calculation are the balances of Peso- and Foreign currency-denominated deposit accounts at the Argentine Central Bank and escrow accounts held at the Argentine Central Bank in favor of clearing houses.

Management liquidity consists of the following items: (i) 100% of the balance of overnight placements in banks abroad, (ii) 90% of the Lebac balance, (iii) 90% of the Letes in foreign currency, (iv) net short-term interbank loans (call loans), and (v) 100% of the balance at the Argentine Central Bank, including escrow accounts in favor of clearing houses, in excess of the amounts necessary to cover the minimum cash requirements.

Capital

Our capital management policy is designed to ensure prudent levels of capital. The following table analyzes our capital resources as of the dates indicated.

	As of December 31,
	2017	2016	2015
	(in millions of Pesos, except ratios, multiples and percentages)
Shareholders’ Equity	Ps.39,300	Ps.20,353	Ps.14,485
Shareholders’ Equity as a Percentage of Total Assets	11.52%	8.40%	8.96%
Total Liabilities as a Multiple of Total Shareholders’ Equity	7.68x	10.90x	10.17x
Tangible Shareholders’ Equity (1) as a Percentage of Total Assets	10.48%	7.34%	7.70%

(1)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

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

For a more detailed description of our capital expenditures in 2017 and our capital commitments for 2018, see Item 4. “Information on the Company-Capital Investments and Divestitures”. For a description of financing of our capital expenditures, see “-Consolidated Cash Flows”.

Item 5.E.	Off-Balance Sheet Arrangements

See Item 5.A. “Operating Results-Off-Balance Sheet Arrangements” and “Operating Results-Off-Balance Sheet Contractual Obligations.”

Item 5.F.	Contractual Obligations

See Item 5.A. “Operating Results—Contractual Obligations.”

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

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Eduardo J. Escasany	Chairman	June 30, 1950	Businessman	April 2005	April 2019
Pablo Gutierrez	Vice chairman	December 9, 1959	Businessman	April 2003	April 2019
Abel Ayerza	Director	May 27, 1939	Businessman	September 1999	April 2018
Federico Braun	Director	February 4, 1950	Businessman	September 1999	April 2020
Antonio R. Garcés	Director	May 30, 1942	Businessman	April 2012	April 2018
C. Enrique Martin	Director	October 19, 1945	Businessman	April 2006	April 2018
Pedro A. Richards	Director	Nov 14, 1952	Businessman	April 2017	April 2019
Silvestre Vila Moret	Director	April 26, 1971	Businessman	June 2002	April 2020
Daniel A. Llambías	Director	February 8, 1947	Businessman	April 2017	April 2020
Sergio Grinenco	Alternate Director	May 26, 1948	Banker	April 2003	April 2019
Alejandro Rojas Lagarde	Alternate Director	July 17, 1937	Lawyer	April 2000	April 2019
Augusto Rodolfo Zapiola Macnab	Alternate Director	June 27, 1947	Economist	April 2015	April 2019

The following is a summary of the biographies of the members of our Board of Directors:

Eduardo J. Escasany: Mr. Escasany obtained a degree in economics at the Universidad Católica Argentina. He was associated with Banco Galicia from 1973 to 2002. He was appointed to Banco Galicia’s board of directors in 1975. In 1979, he was elected as the vice chairman and from 1989 to March 21, 2002 he served as the chairman of Banco Galicia’s board of directors and its chief executive officer. He served as the vice chairman of the Argentine Bankers Association from 1989 to 1993 and the chairman of such association from 1993 to 2002. He was chairman of the Board of Directors from April 2002 to June 2002. In April 2005, he was re-elected as member of the Board of Directors and appointed as chairman in 2010. He is also a lifetime trustee and vice chairman of the Fundación Banco de Galicia y Buenos Aires. He is the chairman of Helena Emprendimientos Inmobiliarios S.A. and regular director in Sociedad Argentina de Energía S.A. and at RMPE Asociados S.A. and an alternate director for Central Puerto S.A. and RPE Distribución S.A. Mr. Escasany is Mr. Silvestre Vila Moret’s uncle.

Pablo Gutierrez: Mr. Gutierrez obtained a degree in business administration at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1985, where he served in different positions. In April 2005, he was appointed to the board of directors of Banco Galicia. Mr. Gutierrez is chairman of Tarjetas Regionales, vice president of Sudamericana Holding, regular director of Tarjeta Naranja S.A. and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. He was an alternate director of Grupo Financiero Galicia from April 2003 to April 2010 when he was appointed as vice chairman. In April 2012, he was appointed as the vice chairman of Banco Galicia. Mr. Gutierrez is Mr. Abel Ayerza’s nephew.

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

Federico Braun: Mr. Braun obtained a degree in industrial engineering at the Universidad de Buenos Aires. He was associated with Banco Galicia from 1984 to 2002. Mr. Braun is also the chairman of Patagonia Logística S.A., Campos de la Patagonia S.A., Estancia Anita S.A., Club de Polo Los Pingüinos S.A., Tarjeta del Mar and S.A. Importadora y Exportadora de la Patagonia; the vice chairman of Club de Campo Los Pingüinos S.A., Pampa Natural S.A. and Asociación de Supermercados Unidos. He is a director of Inmobiliaria y Financiera “La Josefina” S.A. and an alternate director of Martseb S.A. He is a member of Asociación Empresaria Argentina and a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. He has been a member of the Board of Directors since September, 1999.

Antonio Roberto Garcés: Mr. Garcés obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1959 and with Grupo Financiero Galicia since 2002. In April 1985, he was appointed as an alternate director of Banco Galicia. Subsequently, he was appointed as the vice chairman of Banco Galicia in September 2001, the chairman of the board of directors of Banco Galicia from March 2002 until August 2002, and then the vice chairman from August 2002 until April 2003, when he was elected as the chairman of Banco Galicia’s board of directors until 2011. From 2003 to 2010 he was the chairman of Grupo Financiero Galicia. In April 2012, Mr. Garcés was appointed as a director of Grupo Financiero Galicia. He is a trustee of the Fundación Banco de Galicia y Buenos Aires S.A.

C. Enrique Martin: Mr. Martin obtained a degree in law at the Universidad de Buenos Aires. He was a professor at the Universidad de Buenos Aires for more than 20 years and has a post-graduate certificate in international economics from the University of London. He was associated with Banco Galicia from 1977 until 2002 and was responsible for the International Banking Relations Department. Mr. Martin is a senior Advisor to ZEIG S.A. He is also a director of the Argentine-Chilean Chamber of Commerce and an advisor to the Canadian-Argentine Chamber of Commerce. In 2012, he was appointed as an alternate director of Banco Galicia.

Pedro Alberto Richards: obtained a degree in economics from the Universidad Católica Argentina. He holds a Master of Science in Management from the Sloan School of Management at the Massachusetts Institute of Technology. He was the director of the National Development Bank (BANADE). He has been associated with Banco Galicia since 1990. He was a member of the board of directors of Galicia Capital Markets S.A. between 1992 and 1994 and vice chairman of Net Investment between September 2001 and May 2007. Since August 2000, he served as Grupo Financiero Galicia’s managing director and from 2010 as our CEO. Mr. Richards is also Director of Galicia Warrants, and director of Galicia Administradora de Fondos S.A. Mr. Richards was an alternate director of Grupo Financiero Galicia from April 2003 until April 2005, after which he served as a director until April 14, 2010. He was appointed as a director of Grupo Financiero Galicia in April 2017.

Silvestre Vila Moret: Mr. Vila Moret obtained a degree in banking administration at the Universidad Católica Argentina. He was associated with Banco Galicia from 1997 until May 2002. Mr. Vila Moret is also vice chairman of El Benteveo S.A. and Santa Ofelia S.A. He has served as on the Board of Directors since June 2002. Mr. Vila Moret is the nephew of Mr. Eduardo J. Escasany.

Daniel Antonio Llambías: Mr. Llambías was born on February 8, 1947. He obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1964. He was elected as an alternate director of Banco Galicia in September 1997 and as a director in September 2001 until August 2009, when he was appointed CEO. Mr. Llambías is also a director of Tarjeta Naranja and Tarjetas Regionales and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. He served as the chairman of ADEBA from April 2016 to April 2017. Mr. Llambías was appointed as a director of Grupo Financiero Galicia in April 2017.

Sergio Grinenco: Mr. Grinenco obtained a degree in economics at the Universidad Católica Argentina and a master’s degree in business administration from Babson College in Wellesley, Massachusetts. He has been associated with Banco Galicia since 1977. He was elected as an alternate director of Banco Galicia in September 2001 and as the vice chairman in April 2003, a position he held until 2011. He is an alternate director of Grupo Galicia since April 2003. Mr. Grinenco is also an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. In 2012, he was appointed as the chairman of Banco Galicia.

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

Accordingly, the Board of Directors established an Audit Committee with three members. During fiscal year 2017, Messrs. Antonio R. Garcés, C. Enrique Martin and Silvestre Vila Moret were the members of the Audit Committee, with Antonio R. Garcés and C. Enrique Martin being considered independent pursuant to CNV and Nasdaq requirements. Mr. Silvestre Vila Moret is not considered independent under such rules. All three members of the Audit Committee are financially literate and have extensive managerial experience. Mr. Antonio Garcés is the financial expert serving on our Audit Committee.

According to the CNV rules, the Audit Committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposals for the appointment of the independent auditors and the compensation for the Directors, (ii) issuing a report detailing the activities performed according to the CNV requirements, (iii) issuing the Audit Committee’s annual plan and implementing it each fiscal year, (iv) evaluating the external auditors’ independence, work plans and performance, (v) evaluating the plans and performance of the internal auditors, (vi) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (vii) following-up on the use of information policies on risk management at Grupo Financiero Galicia’s main subsidiaries, (viii) evaluating the reliability of the financial information to be filed with the CNV and the SEC, (ix) verifying compliance with the applicable conduct rules, and (x) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders. The Audit Committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2017, the Audit Committee held ten meetings.

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

Name	Position	Principal Occupation	Current Term Ends
Norberto Corizzo	Syndic	Accountant	April 2018
José Luis Gentile	Syndic	Accountant	April 2018
Enrique M. Garda Olaciregui	Syndic	Lawyer	April 2018
Miguel Armando	Alternate Syndic	Lawyer	April 2018
Fernando Noetinger	Alternate Syndic	Lawyer	April 2018
Horacio Tedín	Alternate Syndic	Lawyer	April 2018

The following is a summary of the biographies of the members of our Supervisory Committee:

Norberto Corizzo: Mr. Corizzo obtained a degree in national public accounting at the Universidad de Buenos Aires. He has developed taxes activities in companies such as López González Raimondi y Asoc., Noel y Cía and Price Waterhouse. He has been syndic at Grupo Financiero Galicia since April 2003. He has been associated with Banco Galicia since 1977 up to June 2002 performing positions related to tax and internal audit. Mr. Corizzo is also a syndic of Banco Galicia, EBA Holding, Tarjetas Regionales, Cobranzas Regionales S.A. and of other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

José Luis Gentile: Mr. Gentile obtained a degree in national public accounting at the Universidad de Buenos Aires. He has provided services to Grupo Financiero Galicia since 1999 up to March 2017, when he was Chief Financial Officer. He was elected as a syndic of Banco Galicia and Grupo Financiero Galicia since the shareholders’ meetings held on April 25, 2017. Additionally, he is a syndic of Galicia Valores and Galicia Warrants, and an alternate syndic of Cobranzas Regionales and Tarjeta Naranja, and of other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

Enrique M. Garda Olaciregui: Mr. Garda Olaciregui obtained a degree in law at the Universidad del Salvador. He has a master in Finances at Universidad del CEMA and a degree in Corporate Law at Universidad Austral. He has been associated with Banco Galicia since 1970. He served as legal advisor to Banco Galicia between September 2001 and April 2003. He has provided services as a Secretary Director between April 2003 and April 2010, when he was designated as regular syndic of Banco Galicia. Additionally, he is a regular syndic at Tarjetas Regionales, Galicia Seguros, Galicia Valores, Galicia Warrants, Sudamericana Holding and other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

Miguel Armando: Mr. Armando obtained a degree in law at the Universidad de Buenos Aires. He was first elected as an alternate syndic of Banco Galicia in 1986. He also acted as an alternate syndic of Grupo Financiero Galicia between 1999 and January 2009 at which point he became a regular syndic until April 2009, at which time he was reelected as an alternate syndic of Grupo Financiero Galicia. He is the vice chairman of Arnoar S.A. and a member of the board of directors of Santiago de Compostela Promotora de Seguros S.A. Mr. Armando is also a syndic of EBA Holding S.A. and an alternate syndic of Banco Galicia, Galicia Valores, Tarjetas Regionales, Tarjeta Naranja, among others.

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

Horacio Tedín: Mr. Tedín obtained a degree in law at the Universidad de Buenos Aires. In 1981 he founded his own law firm, which has actively worked for Banco Galicia and other big corporate clients. Mr. Tedín has been an alternate syndic of Grupo Financiero Galicia since 2006. He is also a syndic of Teruel Mandataria S.A., Santiago de Compostela Promotora de Seguros S.A. and Electrigal S.A. and an alternate syndic of EBA Holding S.A., among others.

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

Management of Grupo Financiero Galicia

Our organizational structure consists of a chief executive officer (“CEO”) who reports to the Board of Directors, and the Chief Financial Officer (“CFO”) who reports to the CEO and is in charge of the Financial and Accounting Division.

The CEO’s primary responsibilities consist of implementing the policies defined by the Board of Directors, as well as making recommendation to the Board of Directors regarding future plans, and budgetary and organizational matters. He is also responsible for supervising the Financial and Accounting Division and assessing the attainment of performance goals of Grupo Financiero Galicia. The CEO also participates in meetings of the Board of Directors of the Company and certain subsidiaries.

Our CEO is Mr. Pedro A. Richards. For a biography, please see –Our Board of Directors—Pedro A. Richards.

Our CFO is Mr. José Luis Ronsini, who was born on November 29, 1971. He obtained a degree in national public accounting from the Universidad Católica Argentina. He holds a Master in Finance from the University of CEMA, and attended the Senior Management Program at the Universidad de San Andrés. He has been associated with Banco Galicia since 2001. He previously served as the Chief Credit Risk auditor, responsible for our subsidiaries, Tarjetas Regionales, and Galicia Administradora de Fondos S.A. Mr. Ronsini has served as the General Accountant of Banco Galicia since 2012.

The Financial and Accounting Division is mainly responsible for the assessment of investment alternatives, thus suggesting whether to invest or withdraw Grupo Financiero Galicia’s positions in different companies or businesses. It also plans and coordinates Grupo Financiero Galicia’s administrative services and financial resources in order to guarantee its proper management. This division also aims at meeting requirements set by several controlling authorities, complying with information and internal control needs and budgeting purposes. Furthermore, it includes functions aimed at planning, preparing, coordinating, controlling and providing financial information to the stock exchanges where Grupo Financiero Galicia’s shares are listed, regulatory bodies and both domestic and international investors and analysts. It facilitates the provision of materials and responses to questions sent by shareholders and investors in general through a specifically designed “contact us”, located in our web page.

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

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Sergio Grinenco	Chairman of the Board	May 26, 1948	Banker	April 2012	April 2020
Raúl Héctor Seoane	Vicechairman	July 18, 1953	Economist	April 2012	April 2020
Guillermo J. Pando	Secretary Director	October 23, 1948	Banker	April 2003	April 2020
María Elena Casasnovas	Director	May 10, 1951	Lawyer	April 2016	April 2019
Juan Carlos L’Afflitto	Director	September 15, 1958	Accountant	April 2016	April 2019
Pablo M. Garat (1)	Director	January 12, 1953	Lawyer	April 2004	April 2019
Ignacio A. González (1)	Director	April 23, 1944	Accountant	April 2010	April 2019
Enrique García Pinto (2)	Alternate Director	August 10, 1948	—	April 2009	April 2018
C. Enrique Martin	Alternate Director	October 19, 1945	Lawyer	April 2012	April 2018
Augusto R. Zapiola Macnab	Alternate Director	June 27, 1947	Economist	April 2013	April 2019

(1)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Garat and González are independent and were reelected at the ordinary shareholders’ meeting held on April 15, 2013. Messrs. Garat and González are also independent directors in accordance with the Nasdaq rules.
(2)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Mr. García Pinto is an independent alternate director. He would replace the independent directors in case of vacancy. He is also an independent director in accordance with the Nasdaq rules.

The following are the biographies of the members of the board of directors of Banco Galicia:

Sergio Grinenco: See “-Our Board of Directors”.

Raúl Héctor Seoane: Mr. Seoane obtained a degree in economics from the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1988. Mr. Seoane was first elected as an alternate director of Banco Galicia from 2005 until December 2011, and in April 2012 was elected as a director. He is also a vice chairman of Distrocuyo S.A. and an alternate trustee of Fundación Banco de Galicia y Buenos Aires.

Guillermo Juan Pando: Mr. Pando has been associated with Banco Galicia since 1969. He was first elected as an alternate director of Banco Galicia from September 2001 until June 2002, and in April 2003 he was elected as a director. He is also the chairman of Santiago Salud S.A. and Distrocuyo S.A., vice chairman of Electrigal S.A., and an alternate trustee of Fundación Banco de Galicia y Buenos Aires.

María Elena Casasnovas: Mrs. Casasnovas was born on May 10, 1951. She obtained a degree in law from the Universidad Católica Argentina. She completed the Program for High Management at Universidad Torcuato Di Tella and the Senior Management Program at Universidad San Andrés. She has been associated with Banco Galicia since 1972. In April 2016 she was elected as a director.

Juan Carlos L’Afflitto: Mr. L’Afflito was born on September 15, 1958. He has an accounting degree from the Universidad de Buenos Aires. He worked as advisor and accountant at Morgan, Benedit y Asociados and until 1990 he was a professor at the Universidad Católica Argentina. He has been associated with Banco Galicia since 1986. In April 2016 he was elected as a director.

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

C. Enrique Martin: See “-Our Board of Directors”.

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

The Board of Directors formally meets at least twice a week and informally every day, and is in charge of Banco Galicia’s general management and takes all the necessary decisions to fulfill said task.

Members of the Bank’s Board of Directors serve in the following committees:

Human Resources and Governance Committee: It is composed of two Directors, the Chief Executive Officer, and the Organizational Development and Human Resources Division Manager. This Committee is responsible for presenting a succession plan for the Chief Executive Officer and the Division Manager positions, analyzing and establishing the compensation for the Chief Executive Officer and Division Managers, and monitoring the performance matrix of Division Managers and Department Managers. The Committee meets every two months or whenever there are issues that require urgent consideration. Its resolutions are summarized in writing in minutes.

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

Risk and Capital Allocation Committee: This Committee is composed of five Directors, the Chief Executive Officer, the Risk Management and Planning Division Managers. It is in charge of analyzing and approving capital allocations, establishing risk policies and monitoring the Bank’s risks. The Committee meets at least once every two months. Its resolutions are summarized in writing in minutes.

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

Asset and Liability Management Committee (ALCO): Three Directors, the Chief Executive Officer, the Retail Banking, the Wholesale Banking, the Financial Banking, the Risk and Planning Division Managers are members of this Committee. It is in charge of fund raising and different asset allocations. Moreover, this Committee is in charge of the follow-up and control of liquidity, interest-rate and currency gaps. The Committee meets at least once a month. Its resolutions are summarized in writing in minutes.

High Credit Committee: This Committee is composed of four Directors, the Chief Executive Officer, the Risk Division Manager and the Wholesale Banking Manager. It is in charge of approving and granting ratings and loans to high risk customers and groups. The Committee meets at least once a week. Approved operations are recorded in chronologically numbered spreadsheets.

Low Credit Committee: This Committee is composed of two Directors, the Chief Executive Officer and the Risk Division Manager. This Committee is responsible for approving and granting ratings and loans to medium risk customers and groups. The Committee meets at least twice a week. Approved operations are recorded in chronologically numbered spreadsheets.

Audit Committee: In accordance with the Argentine Central Bank’s regulations, the Bank formed an Audit Committee composed of two Directors and the Internal Audit Manager. The Committee is in charge of supervising the adequacy and conformity, as well as the effective functioning of the internal control systems so as to ensure compliance with all the Bank’s rules submitted to the Argentine Central Bank and the self-regulated entities of the capital market. The Committee meets at least once a month. Its resolutions are entered in minutes, which are transcribed in signed books.

Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities: This Committee is composed of four Directors, the Chief Executive Officer, the Compliance and Prevention of Money Laundering Manager, the Internal Audit Manager, and the Managers of the following Divisions: Risk, Financial Banking, Wholesale Banking, Retail Banking and Comprehensive Corporate Services. The Financial Banking Division Manager is the officer in charge of financial intermediation transactions. The Syndics can be invited to attend any meeting called by this Committee. This Committee is responsible for planning, coordinating and enforcing compliance with the policies on the issue established and approved by the Board of Directors. The Committee meets at least once per quarter. Resolutions must be registered in a minutes book.

Committee for Information Integrity: This Committee is composed of three Directors, the Chief Executive Officer and the Planning Division Manager. The Syndics can be invited to attend any meeting called by this Committee. A member of the Committee that was created for the same purpose by Grupo Financiero Galicia S.A. shall also attend the meetings held by this Committee. This Committee is in charge of promoting compliance with the provisions set forth in the Sarbanes-Oxley Act of 2002 of the United States of America. The Committee meets at least every three months or whenever there are issues that require consideration. Its resolutions are summarized in writing in minutes.

Information Technology Committee: This Committee is composed of three Directors, the Chief Executive Officer and the Comprehensive Corporate Services Division Manager. This Committee is in charge of supervising and approving the development plans of new systems and their budgets, as well as supervising these systems’ budget control. It is also responsible for approving the general design of the systems’ structure, the main processes thereof and the systems implemented, as well as monitoring the quality of the Bank’s systems, within the policies established by the Board of Directors. The Information Technology Committee meets at least once every three months. It can hold extraordinary meetings in case there is any issue that requires urgent consideration. Its resolutions are summarized in writing in minutes.

Income Statement Reporting Committee: This Committee is composed of five Directors, the Chief Executive Officer and the Planning Division Manager. It is in charge of monitoring management and income statements, along with evaluating the macroeconomic situation. The Committee meets at least once per quarter. Its resolutions are summarized in writing in minutes.

Every month, the Board of Directors learns about the decisions taken by these Committees, what is written down in minutes.

Banco Galicia’s Executive Officers

On October 7, 2015, Mr. Fabián Enrique Kon was appointed Banco de Galicia y Buenos S.A.’s CEO by the Board of Directors. The CEO is responsible for implementing the strategic goals established by Banco Galicia’s Board of Directors and coordinating with the Managers of the Bank’s Divisions. Mr. Kon reports to the Board of Directors.

Fabián Enrique Kon: Mr. Kon was born on September 25, 1958. He obtained a degree in national public accounting at the Universidad de Buenos Aires. He worked at Pistrelli, Diaz y Asociados, Accenture, Exolgan Container Terminal and Tradecom, in managerial positions. From 2006 to February 2014, he was Galicia Seguros’ CEO and in March 2014, he was appointed Banco Galicia´s retail banking manager. Mr. Kon is also the chairman of Sudamericana Holding, vice chairman of Tarjetas Regionales, and director of Tarjeta Naranja.

As of the date of this annual report, the following divisions and department managers report to Banco Galicia’s CEO:

Division	Manager
Wholesale Banking	Marcelo Iraola
Retail Banking	German Alejandro Ghisoni
Financial Banking	Pablo María León
Risk Management	Diego Rivas
Comprehensive Corporate Services	María Marcela Fernie
Organizational Development and Human Resources	Rafael Pablo Bergés
Planning	Bruno Folino
Customer Experience	Flavio Dogliolo

Wholesale Banking Division This division is responsible for designing, planning and implementing the vision, strategies, policies and goals for the Wholesale Banking’s businesses and for each customer segment (corporate, medium-sized and agricultural companies) and products. It is also responsible for defining and controlling this division’s business goals, ensuring that these goals meet market demands and remain aligned with the Bank’s strategic objectives, guaranteeing volume, profitability, quality and customer satisfaction, within the preset risk levels. Furthermore, this division is responsible for proposing and developing banking products for the corporate segment and a customer service model tailored to each customer segment in order to ensure that growth and profitability targets are met. The following departments report to this division: Corporate Banking, Investment Banking and Capital Market, Wholesale Products and Marketing, Agribusiness Sector and Middle-Market Banking.

Retail Banking Division: This division is responsible for designing, planning and implementing the vision, strategies, policies and goals for the Retail Banking’s businesses and for each customer segment (Private Banking, Eminent, Prefer Banking, Consumer Banking, and SMEs) and the distribution channels (Branch Network and Alternative Channels). It is also responsible for defining and controlling this division’s business goals, ensuring that these goals meet market demands and remain aligned with the Bank’s strategic objectives and guaranteeing volume, profitability, quality and customer satisfaction, while managing risk levels. Furthermore, this division is responsible for proposing and developing the advertising plan, banking products for their consumer segments and a customer service model tailored to each customer segment and also ensuring that growth, profitability and customer service targets are met. The following departments report to this division: Segments, Products, Private Banking, Advertising, Branches, Digital, Customer Contact Center (CCC) and Retail Planning.

Financial Banking Division: This division is responsible for designing, planning and implementing the vision, strategies, policies and goals for the Financial Banking Division, to ensure the provision of funding, compliance with mismatch policies, and the attainment of liquidity targets, while optimizing performance and ensuring the achievement of the Bank’s business goals with respect to volume and profitability. Furthermore, this division is responsible for managing the financial position of the Bank, negotiating rates, funds, incentives and campaigns with different areas, and providing regulatory, information and technical support for the management of assets and liabilities, aiming to guarantee the control of liquidity, rate, currency and market risks and the compliance with applicable legal and policy provisions. In addition, this division plans, proposes and implements the strategy for the development and maintenance of business relations with international banks, international entities, international mutual funds and bi-national clearing houses with the aim of enhancing the Bank’s image in international markets and ensuring efficient business operations based on the growth and profitability targets established by the organization. The following departments report to this division: Commercial, Financial Institutions, Public Sector and Products.

Risk Management Division: This division is responsible for elaborating, suggesting and agreeing on credit, financial and operational risk strategies and policies designed for the Bank and its affiliated companies, monitoring efficiency and compliance with control procedures with a focus on prevention and categorizing and measuring risks in order to be able to minimize or eliminate risks and/or allocate the appropriate capital to successfully prevent such risks. This division is also responsible for the monitoring and oversight of compliance with the policies on control and prevention of money laundering and funding of terrorist activities in order to minimize reputational risks, thus ensuring compliance with applicable regulations and international standards. The following departments report to this division: Financial Risk, Retail Credit, Wholesale Credit, Recovery, Strategic Risk Management, Model Factory and Information Security.

Comprehensive Corporate Services Division: This division is responsible for designing, planning and implementing the strategies and policies for the IT, Organization, Operations, and Infrastructure divisions, and the maintenance thereof, with the goal of ensuring and maintaining the administrative support for its operations and activities, by means of a functional coordination of all services, and the human and technological resources available to the Bank. Furthermore, this division is responsible for developing and proposing innovations and new solutions to business processes, and preparing the expense and investment budget. The following departments report to this division: Operations, Systems, and Engineering and Maintenance.

Organizational Development and Human Resources Division: This division is responsible for designing, planning and implementing Human Resources strategies and policies, as well as defining and controlling management goals of the Bank’s human resources with the purpose of ensuring consistent practices, availability of qualified and motivated personnel, and a proper work environment, in accordance with the applicable social security and employment legislation and with the Bank’s culture and values. Furthermore, this division is responsible for directing corporate social responsibility activities and the internal communication, with the goal of enhancing the Bank’s image with focus on social responsibility, promoting employee loyalty, and applying social marketing to obtain the Bank’s competitive advantage. The following departments report to this division: Human Resources Advisory, Human Resources Management, Compensation, Sustainability, Talent Management, Internal Communications and Culture, Labor Relations and Safety.

Planning Division: This division is responsible for planning, coordinating and controlling the development and maintenance of budget, planning, accounting, tax and legal activities, with the aim of providing management with information to facilitate decision-making processes, management control, and compliance with disclosure requirements, as well as guaranteeing the availability of information that may allow the Bank to obtain strategic, long-term financing. Furthermore, this division is responsible for planning and ensuring compliance with the liquidity, interest rates and currency mismatches strategies, within the limits of the policies established, formulating proposals to the Asset and Liabilities Committee related to the management of such mismatches in order to maximize income in conformity with the Bank’s policies. In addition, it provides legal advice to different sectors of Banco Galicia to conduct business in accordance with applicable regulations. The following departments report to this division: Accounting, Management Control, Tax Advice, Research and Strategic Planning, Assets and Liabilities Management, Legal Advice, Purchases and Institutional Relations.

Customer Experience: This division is responsible for defining and pursuing the Bank’s customer experience strategy to gain a competitive and differentiating edge in the financial services market. The following departments report to this division: NPS Operation, Organization, Initiatives, and Analysis and Indicators.

The following departments report to the board of directors of Banco Galicia:

Department	Manager
Internal Audit	Claudio Scarso
Compliance and Prevention of Money Laundering	Teresa del Carmen Piraino

Internal Audit Department Division: This division is responsible for assessing and monitoring the effectiveness, conformity and efficiency of internal control systems with the goal of ensuring compliance with applicable laws and regulations.

Compliance and Prevention of Money Laundering Department Division: This division is responsible for coordinating and monitoring compliance with the policies established by Banco Galicia’s Board of Directors on control and prevention of money laundering and funding of terrorist activities in order to minimize reputational risks, thus ensuring compliance with applicable regulations and international standards. This division is responsible for encouraging compliance with Banco Galicia’s rules, good conduct principles and ethical values, and mitigating the risk of non-compliance by defining policies, establishing controls and reports in the best interest of the Bank, its employees, shareholders and customers.

The following are the biographies of Banco Galicia’s senior executive officers mentioned above and not provided in the sections “-Board of Directors of Banco Galicia” or “-Our Board of Directors” above.

Marcelo Iraola: Mr. Iraola was born on June 14, 1964. He obtained a degree in law at the Universidad de Buenos Aires. He completed the Program for Executive Development at IAE and a business management program at the Universidad de San Andres. He has been associated with Banco Galicia since 1988. He is also a director of Galicia Warrants.

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

Diego Rivas: Mr. Rivas was born on October 20, 1969. He obtained a degree in Business Administration from the Universidad Argentina de la Empresa. He also completed a postgraduate degree in finance at the CEMA and management development programs at IMD (Switzerland), and a postgraduate degree in Risk Management at Wharton School at University of Pennsylvania. Mr. Rivas has been associated with Banco Galicia since 1987. In May 2016, he was appointed Risk Control Area Manager of Banco Galicia. Mr. Rivas is also Vice President of Procesadora Regional S.A. and Director of Tarjeta Naranja S.A.

María Marcela Fernie: Ms. Fernie was born on November 16, 1967. She obtained a degree in economics. She has been associated with Banco Galicia since 2011. She is a director of COELSA, an alternate director of Tarjetas Regionales and Tarjeta Naranja.

Rafael Pablo Bergés: Mr. Bergés was born on September 10, 1963. He obtained a degree in industrial engineering. He has been associated with Banco Galicia since August 2010. Prior to such time, he worked at Techint and at a several multinational companies in managerial positions. From 1998 to 2009, he was vice president in the Human Resources Division of Grupo Telefónica.

Bruno Folino: Mr. Folino was born on February 23, 1966. He has an accounting degree from the Universidad de Buenos Aires. He completed a post-graduate degree in Tax & Legal at the Universidad Austral and Master in Science of Management Sloan at GSB Stanford University. He started his career in Price Waterhouse & Co at the Auditing Department, and later, at the Tax & Legal Department. He has been associated with Banco Galicia since 1997 as Tax Manager and Planning Manager. In 2012, he was appointed Planning Manager.

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

Claudio Scarso: Mr. Scarso was born on October 6, 1961. He obtained a degree in systems engineering from the Universidad Argentina de la Empresa. He has been associated with Banco Galicia since 1995.

Teresa del Carmen Piraino: Ms. Piraino was born on April 6, 1971. She obtained a degree in accounting. She has been associated with Banco Galicia since 1992.

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

Name	Year of Appointment	Position	Principal Occupation	Current Term Ends
Enrique M. Garda Olaciregui	2017	Syndic	Lawyer	April 2018
Norberto D. Corizzo	2017	Syndic	Accountant	April 2018
José Luis Gentile	2017	Syndic	Accountant	April 2018
Fernando Noetinger	2017	Alternate Syndic	Lawyer	April 2018
Miguel N. Armando	2017	Alternate Syndic	Lawyer	April 2018
Horacio Tedín	2017	Alternate Syndic	Lawyer	April 2018

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

Employees

The following table shows the composition of our staff:

	As of December 31,
	2017	2016	2015
Grupo Financiero Galicia S.A.	4	6	6
Banco de Galicia y Buenos Aires S.A.	6,214	5,799	5,573
Branches	3,185	2,790	2,690
Head Office	3,029	3,009	2,883
Galicia Uruguay	—	—	2
Regional Credit Card Companies	3,896	4,571	5,040
CFA(*)	1,117	1,164	1,161
Sudamericana Consolidated	375	374	307
Other Subsidiaries	43	42	42

Total	11,649	11,956	12,131

(*)	Includes Cobranzas y Servicios S.A.

Within the current legal framework, membership in an employee union is voluntary and there is only one union of bank employees with national representation. As of December 31, 2017, approximately 34% of Banco Galicia’s employees were affiliated with the national bank employee union. As of December 31, 2017, approximately 96% of the Regional Credit Card Companies’ work force was party to the merchant union’s Collective Bargaining Agreement No. 130/75 applicable to trade employees and 7% of which were members of a labor union. As of December 31, 2017, approximately 11% of CFA’s employees were affiliated with the merchant union. Usually during the first four months of the year, the bank employee union and the national commerce employee union renegotiate their respective collective labor agreements in order to establish new minimum wages. As a result of such negotiations, salary increases are granted. In 2017, the Argentine union that represents employees in the banking sector declared general strikes. These strikes were not particular to any one bank, but rather affected all banks in Argentina to the extent that some or all of the employees of any given bank were members of such union. In connection with such strikes, certain of the employees of the Bank are members of the referenced union and did participate in the strike; however, the Bank was able to continue its operations during the course of such strikes as not all of its employees participated. While employees of Banco Galicia have participated in general strikes against the Argentine banking sector, Banco Galicia has not experienced a targeted strike by its employees against the Bank in particular since 1973 and the Regional Credit Card Companies and CFA have never experienced any strike event. We believe that our relationship with our employees has developed within normal and satisfactory parameters.

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

Nasdaq Corporate Governance Standards

Pursuant to Nasdaq Marketplace Rule 5615(a) (3), a foreign private issuer may follow home country corporate governance practices in lieu of the requirements of the Rule 5600 Series, provided that the foreign private issuer complies with certain sections of the Rule 5000 Series, discloses each requirement that it does not follow and describes the home relevant country practice followed in lieu of such requirement. The requirements of the Rule 5000 Series and the Argentine corporate governance practice that we follow in lieu thereof are described below:

(i)	Rule 5250 (d) -Distribution of Annual and Interim Reports. In lieu of the requirements of Rule 5250 (d), we follow Argentine law, which requires that companies make public a Spanish language annual report, including annual audited consolidated financial statements, by filing such annual report with the CNV and the BASE, within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the CNV and the BYMA within 42 calendar days of the end of each fiscal quarter. The BYMA publishes the annual reports and interim reports in the BYMA bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of our annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the SEC. We also post the English language translation of our annual reports and quarterly press releases on our website. Furthermore, under the terms of the Second Amended and Restated Deposit Agreement, dated as of June 22, 2000, among us, The Bank of New York, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of our annual reports and each of our quarterly press releases. Annual reports and quarterly press releases are available for inspection by ADRs holders at the offices of The Bank of New York located at, 101 Barclay Street, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to the shareholders, at the company’s executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report), as well as proposals of the company’s board of directors.

(ii)	Rule 5605 (b) (2) – Executive Sessions of Independent Directors. In lieu of the requirements of Rule 5605 (b) (2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our Board of Directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics), which is responsible for monitoring the legality of the company’s actions under Argentine law and the conformity thereof with its bylaws.

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

(iv)	Rule 5605 (e) (1) – Nomination of Directors. In lieu of the requirements of Rule 5605 (e) (1), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation. In addition, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2).

(v)	Rule 5605 (c) (1) – Audit Committee Charter. In lieu of the requirements of Rule 5605 (c) (1), we follow Argentine law, which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters, which are the responsibility of the company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter.

(vi)	Rule 5605 (c) (2) – Audit Committee Composition. Argentine law does not require, and it is equally not customary business practice in Argentina, that companies have an audit committee comprised solely of independent directors. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. The Audit Committee is comprised of three directors, two of which are independent pursuant to the definition of independence in Rule 10 A-3 (b) (1) and Argentine law, and one of which the Board of Directors determined to be a financial expert. In addition, we have a supervisory committee (“comisión fiscalizadora”) composed of three syndics, who are responsible for monitoring the legality, under Argentine law, of the actions of our Board of Directors and the conformity of such actions with our bylaws.

(vii)	Rule 5620 (c) – Quorum. In lieu of the requirements of Rule 5620 (c), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stock entitled to vote. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, constitute a quorum and resolutions may be adopted by an absolute majority of the votes present. Argentine law and our bylaws require, in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called which may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, a change in our domicile to outside of Argentina, total or partial recapitalization of our statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote).

(viii)	Rule 5620 (b) – Solicitation of Proxies. In lieu of the requirements of Rule 5620 (b), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely circulated newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores S.A. (“Caja de Valores”) up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the surveillance committee (“consejo de vigilancia”), manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADRs holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

(ix)	Rule 5630 (a) – Conflicts of Interest. In lieu of the requirements of Rule 5630 (a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet. Directors can contract with the corporation only on terms consistent with prevailing market terms. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholders’ vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

Share Ownership

For information on the share ownership of our directors and executive officers as of December 31, 2017, see Item 7. “Major Shareholders and Related Party Transactions—Major Shareholders”.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

As of February 28, 2018, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of February 28, 2018, we had 1,426,764,597 shares outstanding composed of 281,221,650 class A shares and 1,145,542,947 class B shares.

Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación. As of February 28, 2018, the controlling shareholders owned 100% of our class A shares through EBA Holding (representing 19.7% of our total outstanding shares) and 10.2% of our class B shares (or 8.2% of our total outstanding shares), therefore directly and indirectly owning 27.9% of our shares and 59.7% of total votes.

Based on information that is available to us, the table below sets forth, as of February 28, 2018, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.

Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
EBA Holding S.A.	281,221,650 class A shares	100	55.1

Class B Shares

Name	Class B Shares	% of Class B Shares	% of Total Votes
The Bank of New York Mellon (1)	484,829,020 class B shares	42.3	19.0
ANSES	264,221,559 class B shares	23.1	10.4
Capital World Investors (2)	127,643,620 class B shares	11.1	5.0
EBA Holding Shareholders (3)	116,489,061 class B shares	10.2	4.6

(1)	Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York is 101 Barclay Street, New York 10286, and the country of organization is the United States.
(2)	Based on a Schedule 13G filed by Capital World Investors on January 10, 2018. Such amount was confirmed by market intelligence information.
(3)	No member holds more than 2.0% of the capital stock. Such holding includes 24,556,360 shares in the form of ADSs.

Based on information that is available to us, the table below sets forth, as of February 28, 2018, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

Name	Shares	% of Shares	% of Total Votes
The Bank of New York Mellon	484,829,020 class B shares	34.0	19.0
EBA Holding S.A.	281,221,650 class A shares	19.7	55.1
ANSES.	264,221,559 class B shares	18.5	10.4
Capital World Investors	127,643,620 class B shares	8.9	5.0
EBA Holding Shareholders.	116,489,061 class B shares	8.2	4.6

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

As of February 28, 2018, we had 142 identified United States record shareholders (not including The Bank of New York), of which 19 held our class B shares and 123 held our ADSs. Such United States holders, in the aggregate, held approximately 359 million of our class B shares, representing approximately 25.2% of our total outstanding capital stock as of such date.

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

The following table presents the aggregate amounts of total financial exposure of Banco Galicia to related parties, the number of recipients, the average amounts and the single largest exposures as of the end of the three fiscal years ended December 31, 2017 and as of February 28, 2018, the last date for which information is available.

	February 28, 2018	December 31, 2017	December 31, 2016	December 31, 2015
	(in millions of Pesos, except as noted)
Aggregate Total Financial Exposure	Ps.765	Ps.677	Ps.696	Ps.427
Number of Recipient Related Parties	349	364	358	381
Individuals	287	299	295	319
Companies	62	65	63	62
Average Total Financial Exposure	Ps.2	Ps.2	Ps.2	Ps.1
Single Largest Exposure	Ps.265	Ps.195	Ps.276	Ps.62

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

Regional Credit Card Companies

The AFIP, Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in differing stages of completion, on the companies controlled by Tarjetas Regionales. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales’s subsidiaries. Such companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totaled approximately Ps.14 million.

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

Dividends

Grupo Financiero Galicia

As a holding company, our principal source of cash from which to pay dividends on our shares is dividends or other intercompany transfers from our subsidiaries, primarily Banco Galicia. Due to the dividend restrictions contained in Banco Galicia’s loan agreements in connection with Banco Galicia’s foreign debt restructuring-that were lifted when said debt were fully paid during fiscal year 2016 - and in some Argentine Central Bank regulations, our ability to distribute cash dividends to our shareholders has been materially and adversely affected since late 2001 until 2010, when Banco Galicia obtained the authorization to distribute its profits.

After the end of fiscal year 2011, the Argentine Central Bank modified its regulations governing the minimum capital requirements and dividend distribution and, consequently, Banco Galicia has not paid dividends to date. However, Grupo Financiero Galicia paid a cash dividend corresponding to fiscal year 2014, Ps.100 million equivalent to Ps.0.0769 per share, for fiscal year 2015, Ps.150 million equivalent to Ps.0.1154 per share, all of them subject to the deduction, when applicable, of the personal assets tax and the 10% withhold for income tax. For fiscal year 2016, Grupo Financiero Galicia paid cash dividends for Ps.240 million equivalent to Ps.0.1846 per share.

Due to the fact that most of the profits for fiscal year 2017 correspond to income by holdings and just a fraction corresponds to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations’ Law, and taking as well into consideration Grupo Financiero Galicia’s economic and financial condition, a proposal was made by the Board of Directors, that must be approved during the next shareholders’ meeting to be held on April 24, 2018 to make a payment of dividends in cash for the amount of Ps.1,200 million, which represents 84.1064% with regard to 1,426,764,597 class A and B ordinary shares with a face value of Ps.1 each.

Due to Act. No. 27,260, Grupo Financiero Galicia did not reimburse or withhold any amount for taxes related to the dividends paid for fiscal year 2016 and proposed to be paid for fiscal year 2017.

For more information on requirements for dividend distribution, see Item 4. “Information on the Company-Argentine Banking Regulation-Profit Distributions”.

Banco Galicia

At the close of the fiscal year ended December 31, 2017, Banco Galicia’s capital, non-capitalized contributions, profit reserves, adjustments to shareholders’ equity and retained earnings (not including the fiscal year’s net income) totaled Ps.28,906 million.

Banco Galicia’s net income for fiscal year 2017 amounted to Ps.6,915 million. Taking into consideration the Argentine Central Bank rules regarding the distribution of profits, as explained above, Banco Galicia’s board of directors is expected to propose at the shareholders’ meeting held on April 24, 2018, the allocation of Ps.1,383 million to a legal reserve and Ps.5,532 million to a discretionary reserve for the future distribution of profits.

Regional Credit Card Companies

During the ordinary and extraordinary shareholders’ meeting held on April 17, 2018, the shareholders approved the payment of a cash dividend, in the amount of Ps.423 million, corresponding to the 2017 fiscal year.

Sudamericana Holding

On September 1, 2017, Sudamericana held an extraordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.502 million.

CFA

During the shareholders’ meeting held on March 28, 2017, the shareholders approved the payment of a cash dividend, in the amount of Ps.250 million corresponding to the 2016 fiscal year. On June 30, 2017, the Argentine Central Bank authorized such cash dividend. CFA’s Board of Directors approved such distribution on July 5, 2017 to shareholders in accordance with their respective ownership percentage.

Significant Changes

Divestiture of Tarjetas Regionales S.A.

On January 9, 2018, the Argentine Central Bank informed Banco Galicia of its approval of the proposed corporate reorganization regarding Grupo Financiero Galicia and Banco Galicia. This reorganization consists of the divestiture of Banco Galicia’s shares in Tarjetas Regionales, which represents 77% of Tarjetas Regionales’ share capital, and the incorporation of the same into the assets of Grupo Galicia, effective as of January 1, 2018. As a result of such divestiture, Grupo Financiero Galicia obtained an 83% ownership interest in Tarjetas Regionales. The merger agreement was executed on January 23, 2018.

Sale of CFA and C&S

During January 2018, Grupo Financiero Galicia and Banco Galicia received a payment in an amount of Ps.558,7 million with respect to the sale of their respective ownership interests in CFA and C&S. This transaction was approved by the Argentine Central Bank on December 4, 2017. As of March 26, 2018, the final sale amount for this transaction is Ps.1,047.3 million.

Grupo Financiero Galicia

On January 5, 2018, Grupo Financiero Galicia paid US$49 million to acquire 6% of Tarjetas Regionales. Such acquisition was completed on January 8, 2018, with the transfer of 22,633,260 Class A common shares, book entry, with a par value of Ps.1 per share and five votes per share and 42,033,196 Class B common shares, book entry, with a par value of Ps.1 per share and one vote per share.

During March 2018, Grupo Financiero Galicia received dividends in an amount of Ps.416 million from Galicia Administradora de Fondos, a subsidiary that was acquired in 2014.

Banco Galicia

Banco Finansur S.A. was temporarily suspended from operation by the Argentine Central Bank from November 9, 2017 to February 9, 2018. On January 12, 2018, Banco Galicia informed the Argentine Central Bank regarding its non-binding offer to acquire certain assets and liabilities of Banco Finansur S.A. The Argentine Central Bank approved such acquisition on March 9, 2018.

Tarjetas Regionales

On March 15, 2018, pursuant to Resolution No.19,401, the CNV’s Board of Directors approved the merger between Tarjetas Cuyanas and Tarjeta Naranja, with Tarjeta Naranja as the surviving entity. Pursuant Resolution No.19,402, the CNV’s Board of Directors also approved the dissolution, without liquidation, of Tarjetas Cuyanas.

The following table sets forth Tarjeta Naranja’s notes outstanding April 10, 2018:

In million of Pesos, except for rates (%)	Currency	Maturity Date	Annual Interest Rate		Principal Outstanding
Class XL Series I (1)	Pesos	October 2019	25.98%		597.5
Class XL Series II (2)	Pesos	October 2020	Min. Rate 27 Badlar +3.69	%/ %	1,402.5

(1)	Principal and interest shall be paid upon maturity on October 10, 2019.
(2)	Interest shall be paid on a quarterly basis in arrears. Principal shall be paid upon maturity on October 10, 2020.

Item 9.	The Offer and Listing Market Regulations

Shares and ADSs

Our class B shares are listed on the BYMA, MAE and the Córdoba Stock Exchange under the symbol “GGAL”. Our class B shares have started listing on MAE since October 28, 2015. Our ADSs, each representing ten class B shares, are listed on the Nasdaq Capital Market, under the symbol “GGAL”. Our ADSs have been listed on Nasdaq Capital Market since August 2002. Previously, our ADSs had been listed on the Nasdaq National Market since July 24, 2000.

The following tables present, for the periods indicated, the high and low closing prices and the average trading volume of our class B shares on the BYMA as reported by the BYMA and the high and low closing prices and the average trading volume of our ADSs on the Nasdaq as reported by the Nasdaq Capital Market. There has been low trading volume of our class B shares on the Córdoba Stock Exchange. The following prices have not been adjusted for any stock dividends and/or stock splits.

Grupo Financiero Galicia - Class B Shares - BYMA (in Pesos)

	High	Low	Average Daily Volume (in thousands of Class B shares)
Calendar Year
2013	10.95	3.86	1,646
2014	21.40	8.30	1,229
2015	43.45	17.60	852
2016	49.50	31.60	495
2017	125.80	42.70	593
Two Most Recent Fiscal Years 2016
First Quarter	47.70	31.60	596
Second Quarter	46.50	36.00	483
Third Quarter	49.50	42.00	393
Fourth Quarter	49.30	37.30	517
2017
First Quarter	60.72	42.68	682
Second Quarter	75.75	58.68	549

Grupo Financiero Galicia - Class B Shares - BYMA (in Pesos)

	High	Low	Average Daily Volume (in thousands of Class B shares)
Third Quarter	90.0	64.00	502
Fourth Quarter	125.80	84.00	644
Most Recent Six Months
October 2017	101.50	88.50	664
November 2017	101.55	84.00	556
December 2017	125.80	98.05	716
January 2018	140.00	121.05	477
February 2018	137.70	114.60	663
March 2018	136.40	120.00	363

As of March 28, 2018, the closing price of our class B shares was Ps.131.30.

Grupo Financiero Galicia – ADSs - Nasdaq Capital Market (in US$)

	High	Low	Average Daily Volume (in thousands of ADRs)
Calendar Year
2013	13.05	4.96	304
2014	18.50	7.30	553
2015	29.25	14.99	460
2016	33.08	22.77	303
2017	67.20	27.50	455
Two Most Recent Fiscal Years
2016
First Quarter	30.92	22.77	318
Second Quarter	32.05	25.34	367
Third Quarter	33.08	28.04	221
Fourth Quarter	32.74	23.23	306
2017
First Quarter	39.20	27.50	462
Second Quarter	73.45	36.09	442
Third Quarter	52.40	36.09	484
Fourth Quarter	67.20	49.47	493
Most Recent Six Months
October 2017	58.61	51.08	519
November 2017	58.60	49.47	436
December 2017	67.20	57.13	523
January 2018	73.45	63.16	359
February 2018	70.81	56.86	483
March 2018	68.70	59.79	343

As of March 29, 2018, the closing price of our ADSs was U.S. $65.76.

Argentine Securities Market

The principal and oldest exchange for the Argentine securities market is the BYMA. The BYMA started operating in 1854 and handles approximately 95% of all equity trading in Argentina. Securities listed on the BYMA include corporate equity and debt securities and government securities. Debt securities listed on the BYMA may also be listed on the MAE. The MERVAL, which is affiliated with the BYMA, was founded in 1929 and is the largest stock market in Argentina. The MERVAL is a private entity, whose capital is integrated by shares admitted to public offer regime and was registered as a market by the CNV under N°16. Its capital is composed of 183 outstanding shares and there are 214 agents registered as members of the Merval market. We are member of the Merval through Galicia Valores, a subsidiary that owns one share. Additionally, the Bank, within the framework of the Capital Market Law, was authorized by the CNV to act as a settlement and clearing agent and trading agent-comprehensive, and was added as member of the MERVAL.

Trading on the BYMA is conducted mostly through the Sistema Integrado de Negociación Asistida por Computación (Integrated Computer Assisted Trading System, “SINAC”) although there are still some transactions carried out by continuous open outcry, the traditional auction system, from 11:00 a.m. to 5:00 p.m. each business day of the year. SINAC is a computer trading system that permits trading in debt and equity securities and is accessed by brokers directly from workstations located at their offices. As a result of an agreement between the MERVAL and the MAE, equity securities are traded exclusively on the BYMA and corporate and government debt securities are traded on the MAE and the BYMA. Currently, all transactions relating to listed corporate and government debt securities can be effected on SINAC. In addition, a substantial over-the-counter market exists for private trading in listed debt securities and, prior to the agreement described above, equity securities. Such trades are reported on the MAE.

Although companies may list all of their capital stock on the BYMA, in most cases the controlling shareholders retain the majority of a company’s capital stock. This results in only a relatively small percentage of most companies’ stock being available for active trading by the public on the BYMA. Even though individuals have historically constituted the largest group of investors in Argentina’s equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine mutual funds, by contrast, continue to have very low participation in the market. Although 104 companies had equity securities listed on the BYMA as of December 31, 2017, the 5 most-traded companies on the exchange accounted for approximately 38.6% of total trading value during 2017, from a 48% recorded in 2016. Our shares were the first-most traded shares on the BYMA in 2017, with a 10.44% share of trading volume from a second position of 9% recorded during 2016.

The Córdoba Stock Exchange is another important stock market in Argentina. Securities listed on the Córdoba Stock Exchange include both corporate equity and debt securities and government securities. Through an agreement with the BYMA, all the securities listed on the BYMA are authorized to be listed and subsequently traded on the Córdoba Stock Exchange. Thus, many transactions that originate on the Córdoba Stock Exchange relate to companies listed on the BYMA and such trades are subsequently settled in Buenos Aires.

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

In compliance with the provisions of Law No. 20,643 and the Decrees No. 659/74 and No. 2,220/80, most debt and equity securities traded on the exchanges and the MAE must, unless otherwise instructed by the shareholders, be deposited by the shareholders in Caja de Valores, which is a corporation owned by the BYMA, the MERVAL and certain provincial exchanges. Caja de Valores is the central securities depository of Argentina, which provides depository facilities for securities and acts as a transfer and paying agent in connection therewith. It also handles settlement of securities transactions carried out on the BYMA and operates the computerized exchange information system.

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

In November 2017, President Mauricio Macri proposed new regulations to Congress with respect to Argentine capital markets. The proposal sets forth certain initiatives, including suggesting regulations that will allow SMEs better access to financial instruments and creating an electronic credit invoice for MiPyMEs that will replace the receipts from sales and existing credit invoices. It also seeks to improve the regulatory framework by suggesting the launch of new products for SMEs, including providing discounts for accessing the financial market, thus better facilitating the use of existing products, such as the issuance of notes. Such proposals have not yet been approved by Congress.

Item 10.	Additional Information

Description of Our Bylaws

General

Set forth below is a brief description of certain provisions of our bylaws and Argentine law and regulations with regard to our capital stock. Your rights as a holder of our capital stock are subject to Argentine corporate law, which may differ from the corporate laws of other jurisdictions. This description is not purported to be complete and is qualified in its entirety by reference to our bylaws, Argentine law and the rules of the BYMA, the Córdoba Stock Exchange as well as the CNV. A copy of our bylaws has been filed with and can be examined at the CNV in Buenos Aires and the SEC in Washington, D.C.

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

Outstanding Capital Stock

Our total subscribed and paid-in share capital as of December 31, 2017, amounted to Ps.1,426,764,947, composed of class A shares and class B shares, each with a par value of Ps.1. The following table presents the number of our shares outstanding as of December 31, 2017, and the voting interest that the shares represent.

	As of December 31, 2017
Shares	Number of Shares	% of Capital Stock	% of Voting Rights
Class A Shares	281,221,650	19.71	55.11
Class B Shares	1,145,542,947	80.29	44.89

Total	1,426,764,597	100.00	100.00

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

Under BYMA regulations, cash dividends must be paid to shareholders within 10 days of the shareholders’ meeting approving said dividend. Payment of dividends in shares requires authorization from the CNV, the BYMA and the Córdoba Stock Exchange, whose authorizations must be requested within 10 business days after the shareholders’ meeting approving the dividend. We must make a distribution of the shares available to shareholders not later than three months after receiving authorization to do so from the CNV.

Shareholders may no longer claim the payment of dividends from us after three years have elapsed from the date on which the relevant dividends were made available to such shareholders.

Capital Increases and Reductions

We may increase our capital upon resolution of the general ordinary shareholders’ meeting. All capital increases must be reported to the CNV, published in the Official Gazette and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary shareholders’ meeting after the corresponding authorization by the BYMA, the Córdoba Stock Exchange and the CNV and may take place only after notice of such reduction has been published and creditors have been given an opportunity to obtain payment or guarantees for their claims or attachment. A reduction of capital is mandatory when losses have exceeded reserves and more than 50% of the share capital of the company.

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

Taxation

The following is a summary of the principal Argentine and U.S. federal income tax consequences arising from the acquisition, ownership and disposition of our class B shares and ADSs. This summary is based on Argentine and U.S. federal tax laws, as well as the regulations in effect as of the date of this annual report. Further, this summary is subject to any subsequent changes in laws and regulations that may come into effect after this date. Any change could apply retroactively and could affect the continued validity of this summary. This summary does not constitute legal advice or a legal opinion with respect to the transactions that the holders of our class B shares or ADSs may enter into. This summary is only a brief description of certain (but not all) aspects of the Argentine and U.S. federal income tax systems, as they relate to the acquisition, ownership and disposition of our class B shares and ADSs. In addition, although the Company believes that the following summary is a reasonable interpretation of the current taxation rules and regulations, Grupo Galicia cannot assure that the applicable authorities or tribunals will agree with all, or any of the tax consequences outlined below. Currently, there is no tax treaty between the United States and Argentina.

Argentine Taxes

Law No. 26893, enacted on September 12, 2013 and published in the Official Gazette on September 23, 2013, introduced several changes to Income Tax Law No. 20,628, including the derogation of Section 78 of Decree No. 2284/1991; which provides that foreign holders with no permanent establishment in Argentina are exempt from paying income tax on the capital gains arising from the sale or other disposition of shares or ADSs.

Decree No 2334/2013 has regulated Law No. 26,893. This decree provides that changes introduced by Law No. 26,893 are effective from the date of publication of such law in the Official Gazette and apply to taxable events carried out from such date onwards.

Law No. 27,430 enacted on December 27, 2017 and published in the Official Gazette on December 29, 2017, introduced several changes to Income Tax Law No. 20,628. The principal change resulting from such law is a corporate income tax rate reduction in two phases. For fiscal years beginning on or after January 1, 2018 until December 31, 2019, the government has reduced the corporate income tax rate from 35% to 30%. After December 31, 2019, the corporate tax rate will be further reduced to 25%.

This reform includes additional changes, such as the confirmation that ADRs and ADSs generate Argentine-sourced income. Non- residents, however, will be exempted from the current 15% capital gains tax on the sale of ADRs or ADSs if they reside in a jurisdiction having an exchange of information agreement with Argentina or if these invested funds come from a cooperating jurisdiction.

Taxation of Dividends

As from the effectiveness of Law No. 27,430, dividends distributions (other than stock dividends) made by local entities to individuals, undivided estates, and foreign entities are subject to a withholding tax at a rate of 7% (while the corporate income tax is 30%) and at a rate of 13% beginning January 1, 2020. Thus, the combined rate on dividend/profit distribution would remain around the current 35% rate, as Argentina has not levied a withholding tax on dividends or branch profits, since it eliminated the same in 2016.

Dividend payments on ADSs or ordinary shares, whether in cash, property, or stock, would not be subject to Argentine withholding tax or other taxes. Such changes are pending confirmation by the relevant regulatory authority.

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

In addition, the foregoing tax reforms abolished the equalization tax for profits generated beginning January 1, 2018. Such equalization tax is a withholding tax levied at a rate of 35% on dividend distributions in excess of tax earnings that would remain applicable for the stock of non-distributed earnings and profits as of December 31, 2017.

Taxation of Capital Gains

In accordance with Law No. 27,430 capital gains derived by non-resident individuals or foreign companies from the sale, exchange or other disposition of ADSs or class B shares are subject to the following regulations:

•	Non-residents continue to be exempted from tax on capital gains arising from the sale of shares in publicly-traded companies, if the shares are traded on the BASE.

•	Transfer of Argentine securities that occurred after September 23, 2013 will trigger taxation on a retroactive basis, as the suspension of the rule that called for the tax will be lifted. The tax will not apply to sales made through stock exchanges if the tax had not been withheld.

•	Indirect transfers of Argentine assets (including shares) will be taxable, if (a) the value of the Argentine assets exceed 30% of the transaction’s overall value; and (b) the equity interest sold (in the foreign entity) exceeds 10%. The tax will also be due if any of these thresholds were met during the twelve month period prior to the sale. The indirect transfer of Argentine assets will only be subject to tax if these assets are acquired after January 1, 2018. Transactions involving indirect transfers of Argentine assets within the same economic group would also not trigger taxation, provided the requirements set by regulations have been met, although no withholding mechanism is currently available.

Transfer Taxes

No Argentine transfer taxes are applicable on the sale or transfer of ADSs or class B shares.

Tax on Minimum Notional Income

The tax reform in force since 1999 reinstituted a tax on assets of Argentine companies. This tax is similar to the asset tax that was previously in effect in Argentina from 1990 to 1995. It applies at a general rate of 1% on a broadly defined asset base encompassing most of the taxpayer’s gross assets at the end of any fiscal year ending after December 31, 1998.

Specifically, the Law establishes that banks, other financial institutions and insurance companies will consider a taxable base equal to 20% of the value of taxable assets.

Income tax and asset tax payments for a tax year will reduce a company’s tax liability on assets for that tax year; and can be carried forward to be applied against the company’s income tax liability in any of the next ten tax years.

According to Law No. 27,260, this tax will be repealed as of 2019.

Personal Assets Tax

Individuals domiciled and undivided estates located in Argentina or abroad will be subject to an annual tax in respect of assets located in Argentina and abroad. Applicable wealth tax rates and minimum non-taxable asset values for the general taxpayer regime are reduced and replaced with effect as of fiscal year 2016 by Law No. 27,260. The following is the new scheme:

Fiscal year	Tax rate	Exempt Minimum
2017	0.50%	Ps.950,000
2018 onwards	0.25%	Ps.1,050,000

Taxpayers that have been compliant with their federal tax obligations in relation to fiscal years 2014 and 2015, according to tax authority information, that do not make use of the tax amnesty or moratorium regimes (Law No. 27,260), have access to be exempt from any wealth tax filing and payment obligations for fiscal years 2016, 2017 and 2018.

Individuals domiciled abroad will pay the tax only in respect of the assets they hold in Argentina. In the case of individuals domiciled abroad, the tax will be paid by the individuals or entities domiciled in Argentina which, as of December 31 of each year, hold the joint ownership, possession, use, enjoyment, deposit, safekeeping, custody, administration or tenure of the assets located in Argentina and subject to the tax belonging to the individuals domiciled abroad. When the direct ownership of notes, government securities and certain other investments, except shares issued by companies ruled by the Corporations Law, are part of companies domiciled abroad in countries that do not enforce registration systems for private securities (with the exception of insurance companies, open-end investment funds, pension funds or banks and financial entities with head offices in countries that have adopted the international banking supervision standards laid down by the Basel Committee on Banking Supervision) or that pursuant to their bylaws, charter, documents or the applicable regulatory framework, have as their principal activity investing outside of the jurisdiction of their organization or domicile, or are generally restricted from doing business in their country of incorporation, it will be assumed, without admission of any proof to the contrary, that these assets belong ultimately to individuals and therefore the system for paying the tax for such individuals domiciled abroad applies to them.

An exception pursuant to a tax reform was published in the Official Gazette as Law No. 25,585, which went into effect on December 31, 2002. This tax reform introduced a mechanism to collect the personal assets tax on shares issued by companies ruled by the Corporations Law, which ownership belongs to individuals domiciled in Argentina or abroad; and companies or entities domiciled abroad. In the case of companies or entities domiciled abroad, it will be assumed, without admitting any proof to the contrary, that these shares ultimately belong to individuals domiciled abroad.

The tax was assessed and paid by those companies ruled by the Corporations Law at the rate of 0.5% on the value of the shares or equity interest. Since fiscal year 2016, after amendments introduced by Law No. 27,260, the tax rate applicable to participations in domestic entities has been reduced from 0.50% to 0.25%. The valuation of the shares, whether listed or not, must be made according to their proportional equity value. These companies may eventually seek reimbursement from the direct owner of the shares, in respect of any amounts paid to the Argentine tax authorities as a personal asset tax. Grupo Financiero Galicia has sought reimbursement for the amount paid corresponding to December 31, 2002. The Board of Directors submitted the decision on how to proceed with respect to fiscal year 2003 to the annual shareholders’ meeting held on April 22, 2004. At that meeting, our shareholders voted to suspend all claims on our shareholders for any amount unpaid for fiscal year 2002 and to have the Company absorb the amounts due for fiscal year 2003 onward, when not withheld from dividends.

Pursuant to Law No. 27,260, Argentine companies that have properly fulfilled their tax obligations during the two prior fiscal years to the 2016 fiscal year, and which comply with certain other requirements, may qualify for an exemption from personal asset taxes for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017. Grupo Financiero Galicia filed this request. Notwithstanding, we cannot assure that in the future, Grupo Financiero Galicia can fulfill these requirements and maintain such exemption.

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

Based on certain estimates of its gross income and gross assets (which estimates are inherently imprecise), the nature of its business, and reliance on the Active Bank Exception, Grupo Financiero Galicia believes that it should not be classified as a PFIC for the taxable year ended December 31, 2017. Grupo Financiero Galicia’s status in future years will depend on its assets and activities in those years. Grupo Financiero Galicia has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that Grupo Financiero Galicia will not be considered a PFIC for any taxable year. If Grupo Financiero Galicia were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.

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

Payments of dividends on, or proceeds from the sale or redemption of, class B shares or ADSs within the United States, or by a U.S. payor or U.S. middleman, to a holder (other than an exempt recipient, such as a payee that is not a United States person and that provides an appropriate certification) will be subject to backup withholding if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is currently 24%.

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

Assuming that distributions from Grupo Financiero Galicia constitute “foreign passthru payments” and that Grupo Financiero Galicia enters into an agreement with the IRS to report the information required by FATCA or, if Argentina has entered in an intergovernmental agreement with the United States (an “IGA”), Grupo Financiero Galicia complies with such IGA, then an investor considered to have a “U.S. account” maintained by Grupo Financiero Galicia may be required to provide the information described below or be subject to U.S. withholding tax on any distribution on class B shares or ADSs that is treated as a “foreign passthru payment.” Investors in class B shares or ADSs that are financial institutions, or financial institutions that receive payments on behalf of other persons, and that have not entered into an agreement with the IRS (or otherwise established an exemption from FATCA, including pursuant to an applicable IGA) would also be subject to this U.S. withholding tax.

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

Material Contracts

Bonds

On July 19, 2016, Banco Galicia issued Class II notes due July 19, 2026, in an aggregate principal amount of U.S. $250 million.

During 2017, Tarjeta Naranja issued Class XXXVII notes in an aggregate principal amount of Ps.3,845 million.

According to the applicable price supplement for each issuance of the described notes, the companies agreed to certain commitments with the holders, which include, among others, the inability to merge except in certain circumstances, restrictions on incurring or guaranteeing certain indebtedness and restrictions on asset dispositions.

For a description of the notes issued during fiscal year 2017, see Note 14 to our financial statements.

Loans

In December 2010, the FMO granted Banco Galicia a U.S. $20 million loan with a six year term. The purpose of these facilities is to fund long-term loans to SMEs. In December 2011, Proparco granted Banco Galicia a U.S. $20 million loan with a six year term for the financing of investment projects of export oriented SMEs mainly active in the agribusiness sector. As of December 31, 2017, the principal amount of these facilities amounted to approximately U.S. $1,037 million.

In May 2016, the IFC granted Banco Galicia a credit line in an amount of up to U.S. $130 million. As of December 31, 2017, Banco Galicia has applied proceeds in an amount of U.S. $ 45 million towards the extension of loans to its customers.

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

Interest Rate Risk

A distinctive and natural characteristic of financial brokerage is the existence of interest-earning assets and interest-bearing liabilities with different maturities (or different rate repricing periods) and interest rates that can be fixed or variable. This situation leads to a gap or mismatch that arises from the balance sheet and measures the imbalance between fixed- and variable-rate assets and liabilities, and results in the so-called interest-rate risk or balance sheet structural risk. A commercial bank can face the interest rate risk on both sides of its balance sheet: with regard to the income generated by assets (loans and securities) and the expenses related to the interest-bearing liabilities (deposits and other sources of funds).

The policy currently in force defines this gap as the risk that the financial margin and the economic value of equity may vary as a consequence of fluctuations in market interest rates. The magnitude of such variation is associated with the sensitivity to interest rates of the structure of the Bank’s assets and liabilities.

Aimed at managing and limiting the sensitivity of Banco Galicia’s economic value and results with respect to variations in the interest rate inherent to the structure of certain assets and liabilities, the following caps have been determined:

•	Limit on the gross brokerage margin for the first year.

•	Limit on the net present value of assets and liabilities.

Limit on the Gross Brokerage Margin for the First Year

The effect of interest rate fluctuations on the gross brokerage margin for the first year is calculated using the methodology known as scenario simulation. On a monthly basis, gross brokerage margin for the first year is simulated in a base scenario and in a “+100 b.p.” scenario. In order to prepare each scenario, different criteria are assumed regarding the sensitivity to interest rates of assets and liabilities, depending on the historical performance observed of the different balance sheet items. Gross brokerage margin for the first year in the “+100 b.p.” scenario is compared to the gross brokerage margin for the first year in the “base” scenario. The resulting difference is related to the annualized accounting gross brokerage margin for the last calendar trailing quarter available, for Banco Galicia on a consolidated basis, before quotation differences and UVA adjustment.

The limit on a potential loss in the “+100 b.p.” scenario with respect to the “base” scenario was established at 20% of the gross brokerage margin for the first year, as defined above. At fiscal year-end, the negative difference between the gross brokerage margin for the first year corresponding to the “+100 b.p.” scenario and that corresponding to the “base” scenario accounted for +0.1% of the gross brokerage margin for the first year.

The tables below show as of December 31, 2017 and December 31, 2016, in absolute and percentage terms, the change in Banco Galicia’s gross brokerage margin (“GBM”) of the first year, as compared to the gross brokerage margin of the “base” scenario corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 b.p. from those in the “base” scenario. Banco Galicia’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Central Bank (Lebac and Nobac).

Net Portfolio	Gross Brokerage Margin (1)
(In millions of Pesos, except percentages)	As of December 31, 2017		As of December 31, 2016
Change in Interest Rates in b.p.	Variation	% Change in the GBM	Variation	% Change in the GBM
200	38	0.15%	(2)	-0.02%
150	28	0.11%	(4)	-0.04%
100	19	0.07%	(5)	-0.05%
50	10	0.04%	(7)	-0.07%
Static
(50)	(12)	-0.05%	(15)	-0.14%
(100)	(24)	-0.09%	(20)	-0.19%
(150)	(36)	-0.14%	(26)	-0.25%
(200)	(49)	-0.19%	(31)	-0.30%

(1)	Net interest of the first year

Net Trading Portfolio	Gross Brokerage Margin (1)
(In millions of Pesos, except percentages)	As of December 31, 2017		As of December 31, 2016
Change in Interest Rates in b.p.	Variation	% Change in the GBM	Variation	% Change in the GBM
200	24	0.09%	178	1.71%
150	18	0.07%	134	1.29%
100	12	0.05%	89	0.85%
50	6	0.02%	45	0.43%
Static
(50)	(6)	-0.02%	(45)	-0.43%
(100)	(12)	-0.05%	(89)	-0.85%
(150)	(18)	-0.07%	(134)	-1.29%
(200)	(24)	-0.09%	(178)	-1.71%

(1)	Net interest of the first year

Net Non-Trading Portfolio	Gross Brokerage Margin (1)
(In millions of Pesos, except percentages)	As of December 31, 2017		As of December 31, 2016
Change in Interest Rates in b.p.	Variation	% Change in the GBM	Variation	% Change in the GBM
200	14	0.05%	(180)	-1.73%
150	10	0.04%	(138)	-1.32%
100	7	0.03%	(94)	-0.90%
50	4	0.02%	(52)	-0.50%
Static
(50)	(6)	-0.02%	30	0.29%
(100)	(12)	-0.05%	69	0.66%
(150)	(18)	-0.07%	108	1.04%
(200)	(25)	-0.10%	147	1.41%

(1)	Net interest of the first year

Limit on the Net Present Value of Assets and Liabilities

The net present value of assets and liabilities is also calculated on a monthly basis and taking into account the assets and liabilities of Banco Galicia’s consolidated balance sheet. The methodology used for calculating interest rate risk is based on the net present value of the underlying asset of liability.

The net present value of the consolidated assets and liabilities, as mentioned, is calculated for a “base” scenario in which the listed securities portfolio is discounted using interest rates obtained according to yield curves determined based on the market yields of different reference bonds denominated in Pesos, foreign currency and adjusted by CER/UVA. Yield curves for unlisted assets and liabilities are also created using market interest rates. The net present value of assets and liabilities is also obtained for a second scenario called “critical”, where through a significant number of statistical simulations of the interest rate track record, a “critical” scenario is obtained as a result of the interest rate risk exposure presented by the balance sheet structure.

The economic capital is obtained from the resulting difference between the “critical” scenario and the net present value of assets and liabilities of the “base” scenario, and considering a 99.5% degree of accuracy.

The limit on interest rate risk exposure, expressed as a difference between the net present value of assets and liabilities in the “base” scenario and the “critical” scenario cannot exceed 15% of the consolidated RPC. As of December 31, 2017, the “Value at Risk” was -7.3% of the RPC.

Foreign Exchange Rate Risk

Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and Banco Galicia’s gross brokerage margin resulting from the revaluation of Banco Galicia’s assets and liabilities denominated in foreign currency. The impact of variations in the exchange rate on Banco Galicia’s gross brokerage margin depends on whether Banco Galicia has a net asset foreign currency position (the amount by which foreign currency denominated assets exceed foreign currency denominated liabilities) or a net liability foreign currency position (the amount by which foreign currency denominated liabilities exceed foreign currency denominated assets). In the first case, an increase/decrease in the exchange rate results in a gain/loss, respectively. In the second case, an increase/decrease results in a loss/gain, respectively. Banco Galicia has established limits for its consolidated foreign currency mismatches for the asset and liability positions of -9 % and + 30% of Banco Galicia’s RPC. At the end of the fiscal year, Banco Galicia’s net asset position in foreign currency represented 2.5%.

As of December 31, 2017, Banco Galicia had a net asset foreign currency position of Ps.1,817 million (equal to U.S. $97 million), after adjusting its on-balance sheet net liability position of Ps.735 million (minus U.S. $39 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.2,552 million (U.S. $136 million), recorded off-balance sheet.

As of December 31, 2016, Banco Galicia had a net asset foreign currency position of Ps.2,111 million (equal to U.S. $133 million) after adjusting its on-balance sheet net liability position of Ps.1,815 million (minus U.S. $115 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.3,926 million (U.S. $248 million), recorded off-balance sheet.

As of December 31, 2015, Banco Galicia had a net asset foreign currency position of Ps.2,023 million (equal to U.S. $156 million) after adjusting its on-balance sheet net liability position of Ps.814 million (U.S. $63 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.2,837 million (U.S. $218 million), recorded off-balance sheet.

The tables below show the effects of changes in the exchange rate of the Peso vis-à-vis the Dollar on the value of Banco Galicia’s foreign currency net asset position as of December 31, 2017, 2016 and 2015. As of these dates, the breakdown of Banco Galicia’s foreign currency net asset position into trading and non-trading is not presented, as Banco Galicia’s foreign currency trading portfolio was not material.

	Value of Foreign Currency Net Position as of December 31, 2017
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(in millions of Pesos, except percentages)
40%	(1,028)		(293)	40
30%	(956)		(221)	30
20%	(882)		(147)	20
10%	(809)		(74)	10
Static	(735	)(2)	—	—
(10)%	(662)		(74)	(10)
(20)%	(588)		(147)	(20)
(30)%	(515)		(221)	(30)
(40)%	(442)		(293)	(40)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position as of December 31, 2016
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(in millions of Pesos, except percentages)
40%	2,953		842	40
30%	2,744		633	30
20%	2,533		422	20
10%	2,322		211	10
Static	2,111	(2)	—	—
(10)%	1,900		(211)	(10)
(20)%	1,689		(422)	(20)
(30)%	1,478		(633)	(30)
(40)%	1,269		(842)	(40)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position as of December 31, 2015
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(in millions of Pesos, except percentages)
40%	2,830		807	40
30%	2,630		607	30
20%	2,428		405	20
10%	2,225		202	10
Static	2,023	(2)	—	—
(10)%	1,821		(202)	(10)
(20)%	1,618		(405)	(20)
(30)%	1,416		(607)	(30)
(40)%	1,216		(807)	(40)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

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

For purposes of the management and mitigation of the currency risk, two other currencies have been defined apart from the Argentine Peso: Assets and liabilities adjusted by UVA and foreign currency.

The policy framework currently in force establishes limits in terms of maximum net asset positions (assets denominated in a currency which are higher than the liabilities denominated in such currency) and net liability positions (assets denominated in a currency which are lower than the liabilities denominated in such currency) for mismatches in Pesos adjusted by UVA and in foreign currency, as a proportion of Banco Galicia’s RPC, on a consolidated basis.

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

The table below shows the composition of Banco Galicia’s shareholders’ equity by currency and type of principal adjustment, that is Banco Galicia’s assets and liabilities denominated in foreign currency, in Pesos and adjustable by the UVA, as of December 31, 2017.

	As of December 31, 2017
	Assets	Liabilities	Gap
	(in millions of Pesos)
Financial Assets and Liabilities	318,763	277,968	40,795
Pesos - Adjusted by UVA	4,156	632	3,524
Pesos - Unadjusted	225,670	190,216	35,454
Foreign Currency (1)	88,937	87,120	1,817
Other Assets and Liabilities	17,621	22,595	(4,974)

Total Gap	336,384	300,563	35,821

Adjusted for Forward Transactions Recorded in Memo Accounts
Financial Assets and Liabilities	318,763	277,968	40,795
Pesos - Adjusted by the UVA	4,156	632	3,524
Pesos - Unadjusted, Including Shareholders’ Equity (2)	205,535	167,529	38,006
Foreign Currency (1) (2)	109,072	109,807	(735)
Other Assets and Liabilities	17,621	22,595	(4,974)

Total Adjusted Gap	336,384	300,563	35,821

(1)	In Pesos, at an exchange rate of Ps.18.7742 per U.S. $1.
(2)	Adjusted for forward sales and purchases of foreign exchange, without delivery of underlying assets and recorded in Memorandum Accounts.

As of December 31, 2017, considering the adjustments from forward transactions recorded under memorandum accounts, Banco Galicia had net asset positions in Pesos Adjusted and Non-adjusted by UVA and had net liability positions in Foreign Currency.

The paragraphs below describe the composition of the different currency mismatches as of December 31, 2017.

Adjusted Peso-denominated Assets and Liabilities

At 2017 fiscal year-end, the Bank had a net asset position of Ps.3,524 million. The Bank’s adjusted assets were primarily comprised of Ps.4,060 million of loans (mainly UVA mortgage loans) and Ps.96 million from its participation certificate in Galtrust I Financial Trust, the latter adjusted by CER.

The Bank’s adjusted liabilities which partially offset its adjusted assets were primarily comprised of Ps.632 million UVA-adjusted time deposits.

Assets and Liabilities Denominated in Foreign Currency

As of December 31, 2017, the Bank’s assets denominated in foreign currency were mainly comprised the following: (i) cash and balances held at the Argentine Central Bank and correspondent banks for Ps.34,643 million; (ii) loans to the non-financial private sector and residents abroad for Ps.38,825 million (principal and interest, net of allowances); (iii) government securities for Ps.5,885 million; (iv) foreign currency forward purchases and government securities for Ps.5,588 million; and (v) corporate securities for Ps.1,687 million.

As of December 31, 2017, the Bank’s liabilities denominated in foreign currency consisted mainly of: (i) deposits for Ps.70,412 million (principal, interest and quotation differences); (ii) debt with international banks and credit agencies for Ps.5,055 million; (iii) subordinated notes issued by Banco Galicia for Ps.4,828 million; (iv) sales of government securities and foreign currency pending settlement for Ps.3,163 million; and (v) collections for third parties for Ps.2,343 million.

As of December 31, 2017, the Bank had a net asset position equal to Ps.1,817 million. Furthermore, forward transactions in foreign currency without delivery of the underlying asset for a notional value of Ps.2,552 million were recorded in memorandum accounts. As of December 31, 2017, the Bank’s net position in foreign currency adjusted to reflect these transactions was a liability position of Ps.735 million, equivalent to U.S. $39 million.

Banco Galicia has set limits as regards foreign-currency mismatches at -9% (minus 9%) of the Bank’s RPC for its net liability position and at +30% (plus 30%) of the Bank’s RPC for its net asset position. At fiscal year-end, Banco Galicia’s liability position in foreign currency represented -2.5% (minus 2.5%) of the RPC.

Non-Adjusted Peso-Denominated Assets and Liabilities

The Bank’s non-adjusted Peso-denominated assets at December 31, 2017 were mainly comprised the following: (i) loans to the non-financial private sector for Ps.154,782 million (principal plus interest, net of allowances); (ii) holdings of securities issued by the Argentine Central Bank for Ps.26,835; (iii) cash and balances held at the Argentine Central Bank and correspondent banks for Ps.25,531 million (including the balance of escrow accounts); (iv) reverse repo transactions for Ps.9,614 million; (v) holding of government securities, mainly treasury bonds, provincial securities and others for Ps.3,690 million; (vi) mutual funds for Ps.2,122 million; and (vii) notes for Ps.1,357 million.

Banco Galicia’s non-adjusted Peso-denominated liabilities at December 31, 2017 were mainly comprised: (i) Deposits for Ps.132,459 million (principal plus interest); (ii) liabilities with stores in connection with Banco Galicia’s credit card activities and the regional credit-card companies for Ps.26,565 million; (iii) notes issued by Banco Galicia, the regional credit-card companies and CFA for Ps.16,486 million; (iv) forward sale for reverse repurchase agreements for Ps.10,687 million; (v) liabilities with local financial institutions for Ps.2,872 million; and (vi) repurchase agreement transactions for Ps.1,132 million.

The net asset position in non-adjusted Peso-denominated assets and liabilities was Ps.38,006 million at December 31, 2017.

Other Assets and Liabilities

In the category “Other Assets and Liabilities”, assets at December 31, 2017 were mainly comprised of the following: (i) bank premises and equipment, miscellaneous assets and intangible assets for Ps.8,563 million; (ii) sundry receivables for Ps.2,914 million; and (iii) amounts receivable from forward foreign currency transactions pending settlement for Ps.2,847 million.

Liabilities at December 31, 2017 were mainly comprised of the following: (i) Ps.7,877 million recorded under “Miscellaneous Liabilities”; (ii) Ps.5,832 million payable for forward transactions pending settlement; (iii) Ps.5,455 million for other liabilities resulting from financial brokerage; and (iv) Ps.1,845 million for non-controlling interests.

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

In order to gauge and monitor this source of risk, the model known as VaR is used, among others. This model determines intra-daily, for the Bank individually, the possible loss that could be generated by the positions in equity securities, currencies, derivative instruments, and debt securities issued by the Argentine Central Bank and currencies under certain parameters.

The parameters taken into consideration are as follows:

(i)	A 99% degree of accuracy.

(ii)	VaR estimates are made for holding periods of one day and “n” days, where “n” is defined as the number of days necessary to settle the position in each security.

(iii)	In the case of securities, if they are new issuances, the available trading days are taken into consideration for the calculation of volatilities; if there are not enough trading days or if there are no quotations, the volatility of bonds from domestic issuers with similar risk and characteristics is used.

Banco Galicia’s policy requires that the Risk Management and Treasury Divisions agree on the parameters under which the models work, and establishes the maximum losses authorized both for equity securities, foreign-currency, Argentine Central Bank’s debt instruments and derivative products in a fiscal year. Maximum losses were established in:

Risk	Policy on Limits
Currency	Ps.138 million
Fixed-income instruments	Ps.582 million
Interest rate derivatives	Ps.10 million
Variable income	Ps.20 million

Furthermore, the policy includes the regular undertaking of stress tests, the goal of which is to assess the risk positions and their results, under adverse market conditions. Finally, “contingency plans” were designed for each transaction, which include the actions to be implemented in a critical scenario.

Cross-Border Risk

Cross-border risk represents the risk of incurring equity losses as a consequence of the impairment or failure to collect on foreign credit exposures (loans, securities holdings, equity investments, and cash) abroad. It includes risks generated by entering into transactions with public or private counterparties domiciled outside of Argentina.

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

Overseas Foreign Currency Transfer Risk

With a view towards mitigating the risk resulting from a potential change in domestic laws that may affect overseas foreign currency transfers and in order to meet incurred liabilities, a policy was devised to set a limit for liabilities transferred abroad, as a proportion to total consolidated liabilities. Such ratio was fixed at 15%.

As of December 31, 2017, such exposure was 4.3% over total liabilities.

Risk Exposures in the Non-Financial Public Sector

The Argentine Central Bank imposes restrictions with respect to financing for the non-financial Public Sector and establishes limits in connection with the agencies that can be aided, the types of permitted loans and maximum amounts that can be granted. Such maximum amounts are set on the basis of the Bank’s RPC.

Banco Galicia provides two types of financial assistance to such sector: (i) assistance through the issuance of government securities; and (ii) direct assistance through loans, leasing, corporate securities, discounted notes, overdrafts, guarantees granted, foreign trade transactions, payroll loans, credit cards, etc.

Risk exposures on loans granted to such sector in national, provincial and municipal jurisdictions are governed by a specific policy, applicable to agencies within such jurisdictions, decentralized entities, companies and trust funds with underlying cash flows from the non-financial public sector.

Operational Risk and Technological Risk

Banco Galicia adopts the definition of operational and technological risk determined by the Argentine Central Bank and best international practices, which is the risk of losses due to the lack of conformity or due to a failure of internal processes, the acts of people or systems, or because of external events.

Banco Galicia defined the framework for the operational and technological risk management, which comprises the financial institution’s policies, practices, procedures and structures for its proper management.

The Risk Division, independent from the business or support units involved, includes a specific unit that is responsible for the management of such risks. The duties of this unit are, among others, to develop and monitor the operational and technological risk management model, inherent in the Bank’s products, activities, processes, systems and reporting assets, aligned with the regulations and best practices in force, organize the main necessary processes, provide advice, training and support to divisions, ensure that the Bank’s contingency, recovery and activity continuity plans are developed according to the size and complexity of its operations, as well as the respective tests thereon.

The operational and technological risk is understood as the identification, assessment, monitoring, control and mitigation of this risk. It is an ongoing process carried out throughout the Bank, which fosters a risk management culture at all organization levels through an effective policy and a program led by Senior Management.

Identification

The starting point of operational and technological risk management is the identification of risks and their association with the controls established to mitigate them, considering internal and external factors that may affect the process development. The results of this exercise are entered into a log of risks, which acts as a central repository of the nature and status of each risk and controls thereof.

Assessment

Once risks have been identified, the size in terms of impact, frequency and likelihood of risk occurrence is determined, considering the existing controls. The combination of impact with likelihood of occurrence determines the risk exposure level. Finally, the estimated risk levels are compared to preestablished criteria, considering the balance of potential benefits and adverse results.

Monitoring

The monitoring process allows for the detection and correction of deficiencies in the operational and technological risk management policies, processes and procedures or the update thereof, as applicable.

Risk Control and Mitigation

The control process ensures compliance with internal policies and analyzes risks and responses to avoid, accept, mitigate or share them, by aligning them with the risk tolerance defined.

The methodological approach adopted by the Bank includes several management tools.

Self-Risk Assessment

The self-risk assessment is a process to identify and assess existing risks, considering the controls established to manage and mitigate them. The self-assessment is a critical component of the operational and technological risk management framework since the vulnerability of operations and activities to risk can be verified based on this process. Assessment can be quantitative or qualitative.

Operational Risk Map

The operational and technological risk map allows viewing all the risks assessed (of a particular area or the whole entity) within a matrix of colors that, at first sight, points out those risks in a classification of high and very high (red), medium (yellow), low and very low (green), for their later analysis and for the preparation of reports or action plans.

Risk Indicators

Risk indicators, which are risk assessment mechanisms based on established thresholds, are defined by business and support area managers and offer a fair basis to estimate the likelihood and severity of one or more risk events.

Collection of Risk Events

The Risk Events Base is a tool whereby material data about risk events detected are identified and logged systematically. The collection of these events contributes to reducing incidents and the amounts of losses, as well as improving product service quality.

The Bank has defined training strategies, together with the Organizational Development and Human Resources Division, for the purpose of training and making all its employees aware of the importance of operational and technological risk and its proper management. For training programs, the Argentine Central Bank regulations and the definitions included in the Operational Risk Policy and the IT Risk Management Policy are taken into account.

The Bank has also defined policies to mitigate risks derived from service outsourcing and a code of conduct governing the relationship with suppliers.

The Bank also ensures that its operational and technological risks are appropriately assessed before launching or introducing new products, activities, processes, channels or systems.

Accordingly, the Bank has the structure and necessary resources to set the operational and technological risk profile and take the appropriate corrective actions, complying with the regulations established by the Argentine Central Bank regarding the guidelines for the operational and technological risk management at financial institutions.

The minimum capital requirement with regard to the operational risk is determined according to the Argentine Central Bank regulations.

The appropriate management of operational and technological risks also helps to improve the quality of the customer service provided to the Bank’s clients.

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

Fees and Direct and Indirect Payments Made by the Depositary to Us

Past Fees and Payments

Grupo Financiero Galicia received a payment of U.S. $ 286,530 for fiscal year 2017, U.S. $280,601 for fiscal year 2016 and U.S. $270,898 for fiscal year 2015 in relation to continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), accounting fees and legal fees.

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

We expect to receive a similar reimbursement from the depositary for expenses for the fiscal year ending December 31, 2018 to the one we received for the fiscal year ended December 31, 2017.

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

2) Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework 2013.

3) Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2017.

4) Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2017, as stated in their report to our consolidated financial statements.

(c) See Item 18. “Financial Statements-Report of the Independent Registered Public Accounting Firm” for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2017.

During the period covered by this report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A.	Audit Committee Financial Expert

Mr. Antonio R. Garcés, is the financial expert serving on our Audit Committee. Mr. Garcés is also considered independent as such term is defined under Nasdaq National Market listing requirements.

Item 16.B.	Code of Ethics

We have adopted a code of ethics (for Grupo Financiero Galicia and its main subsidiaries) in accordance with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. We did not modify our code of ethics during the fiscal year ended December 31, 2017. In addition, we did not grant any waivers to our code of ethics during the fiscal year ended December 31, 2017. In June 2009, we adopted a Code of Good Practice in Corporate Governance in accordance with Argentine legal requirements that received minor modifications in 2015, 2016 and 2017. On May 23, 2012 the CNV issued Rule No. 606 (modifying Rule No. 516) which established new standards for the filing of the Code of Good Practices in Corporate Governance. Our code of ethics and our code of corporate governance good practices are attached hereto as Exhibits 11.1 and 11.2.

Item 16.C.	Principal Accountants’ Fees and Services

The following table sets forth the total amount billed to us by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2017 and 2016.

	2017	2016
	(in thousands of Pesos)
Audit Fees	48,336	32,063
Audit Related Fees	10,353	4,319
Tax Fees	6,900	3,245
All Other Fees	5,378	5,079

Total	70,967	44,706

Audit Fees

Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and U.S. GAAP requirements for the fiscal years ended December 31, 2017 and December 31, 2016.

Audit-Related Fees

Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in 2017 and 2016.

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

Report of the Independent Registered Public Accounting Firm as of and for the fiscal years ended December 31, 2017, 2016 and 2015.

Consolidated Balance Sheets as of December 31, 2017 and 2016.

Consolidated Statements of Income for the years ended December 31, 2017, 2016 and 2015.

Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2017, 2016 and 2015.

Notes to the Consolidated Financial Statements.

You can find our audited consolidated financial statements on pages F-1 to F-115 of this annual report.

Item 19.	Exhibits

An index to exhibits has been filed as part of this annual report and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

1.1	Unofficial English language translation of the Bylaws (estatutos sociales).

2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 of the Form F-6, filed on June 28, 2011).

2.2	Indenture, dated as of July 19, 2016, among Banco de Galicia y Buenos Aires S.A., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A (incorporated by reference to Exhibit 2.4 of the 2016 Form 20-F).

2.3	Indenture, dated as of April 11, 2017, among Tarjeta Naranja S.A., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.

4.1	Stock Purchase Agreement, dated as of June 1, 2009, among American International Group Inc., AIG Consumer Finance Group, Inc. and Banco de Galicia y Buenos Aires S.A., and the other parties signatory thereto (incorporated by reference to Exhibit 4.7 of the 2009 Form 20-F).

4.2	Loan Agreement, dated as of May 24, 2016, between Banco de Galicia y Buenos Aires S.A. and International Finance Corporation (incorporated by reference to Exhibit 4.11 of the 2016 Form 20-F).

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company—Organizational Structure”.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of the 2008 Form 20-F).

11.2	Code of Corporate Governance Good Practices.

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO FINANCIERO GALICIA S.A.

By:	/s/ Pedro Alberto Richards
Name:	Pedro Alberto Richards
Title:	Chief Executive Officer

By:	/s/ José Luis Ronsini
Name:	José Luis Ronsini
Title:	Chief Financial Officer

Date: April 19, 2018

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Financiero Galicia S.A.

Opinion on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Grupo Financiero Galicia S.A. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, of changes in shareholder´s equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”). Also in our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing on Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Emphasis of Matter

Accounting rules prescribed by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

Definition and Limitations of Internal Control over Financial Reporting

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
Santiago José Mignone

Buenos Aires, Argentina
April 19, 2018

We have served as the Company’s auditor since 1999.

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2017 and 2016

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

		December 31,
		2017		2016
ASSETS
A.	Cash and Due from Banks
	Cash		8,978,957		7,457,481
	Financial institutions and correspondents		47,680,239		53,708,769
	Argentine central bank (BCRA)		46,951,142		51,389,550
	Other local financial institutions		126,363		209,532
	Foreign financial institutions		602,734		2,109,687

		Ps.	56,659,196	Ps.	61,166,250
B.	Government and Corporate Securities
	Holdings recorded at fair value		5,824,690		3,228,759
	Holdings recorded at their acquisition cost plus the I.R.R.		3,943,635		1,922,473
	Securities issued by the Argentine Central Bank		28,991,155		8,549,568
	Investments in listed corporate securities		11,256		—

		Ps.	38,770,736	Ps.	13,700,800
C.	Loans
	To the non-financial public sector		5,795		14,359
	To the financial sector		3,979,358		2,098,037
	Interbank loans – (call money loans granted)		587,161		862,300
	Other loans to domestic financial institutions		3,184,121		1,205,228
	Accrued interest, adjustments and exchange rate differences receivable		208,076		30,509
	To the non-financial private sector and residents abroad		200,020,361		140,046,017
	Advances		11,334,084		10,063,071
	Promissory notes		35,527,757		25,285,214
	Mortgage loans		5,713,233		2,178,236
	Pledge loans		1,077,873		677,879
	Personal loans		26,032,761		15,311,721
	Credit card Loans		88,192,653		72,765,948
	Other		30,448,940		12,653,202
	Accrued interest, adjustments and quotation differences receivable		2,649,112		1,774,831
	Documented interest		(922,116)		(642,225)
	Unallocated collections		(33,936)		(21,860)
	Allowances		(6,670,346)		(4,706,758)

		Ps.	197,335,168	Ps.	137,451,655
D.	Other receivables resulting from financial brokerage
	Argentine Central Bank		3,661,408		2,359,284
	Amounts receivable for spot and forward sales to be settled		13,112,552		734,375
	Securities receivable under spot and forward purchases to be settled		7,215,531		7,851,134
	Negotiable obligations without quotation		1,426,060		1,422,433
	Premiums from bought options		—		3,485
	Balances from forward transactions without delivery of principal		525,349		111,287
	Other		7,622,627		5,887,364
	Allowances		(204,883)		(191,087)

		Ps.	33,358,644	Ps.	18,178,275

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets - Continued

As of December 31, 2017 and 2016

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

		December 31,
		2017		2016
ASSETS (Continued)
E.	Credits for leases
	Credits for leases		1,671,809		952,522
	Interest and adjustments		27,074		17,010
	Allowances		(22,246)		(14,186)

		Ps.	1,676,637	Ps.	955,346
F.	Equity investments
	In financial institutions		9,308		7,858
	Other		19,396		45,707
	Allowances		—		(601)

		Ps.	28,704	Ps.	52,964
G.	Miscellaneous receivables
	Receivables for assets sold		127,300		131,096
	Tax on minimum presumed income – tax credit		8,912		9,424
	Accrued interest and adjustments on receivables for assets Sold		476		1,626
	Other		3,699,394		3,451,986
	Other accrued interest and adjustments receivable		44,027		46,192
	Allowances		(70,466)		(200,209)

		Ps.	3,809,643	Ps.	3,440,115
H.	Bank premises and equipment	Ps.	4,469,499	Ps.	2,873,552
I.	Miscellaneous assets	Ps.	623,762	Ps.	1,221,237
J.	Intangible assets
	Goodwill		—		5,642
	Organization and development expenses		3,577,022		2,576,613

		Ps.	3,577,022	Ps.	2,582,255
K.	Unallocated items		71,277		89,035
L.	Other Assets		632,272		539,140

	Total Assets	Ps.	341,012,560	Ps.	242,250,624

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets - Continued

As of December 31, 2017 and 2016

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

		December 31,
		2017		2016
	LIABILITIES AND SHAREHOLDERS’ EQUITY
M.	Deposits
	Non-financial public sector	Ps.	1,163,816	Ps.	1,294,177
	Financial sector		115,152		62,957
	Non-financial private sector and residents abroad		202,171,595		150,331,013
	Current accounts		32,271,338		26,972,277
	Saving accounts		101,112,762		53,723,171
	Time deposits		65,791,367		49,703,000
	Investment accounts		249,020		442,665
	Other		1,302,261		18,577,409
	Accrued interest and quotation differences payable		1,444,847		912,491

		Ps.	203,450,563	Ps.	151,688,147
N.	Other liabilities resulting from financial brokerage
	Argentine Central Bank		15,323		12,727
	Other		15,323		12,727
	Bank and international entities		5,031,206		2,212,995
	Unsubordinated negotiable obligations		15,461,168		12,644,638
	Amounts payable for spot and forward purchases to be settled		7,263,293		7,818,144
	Securities to be delivered under spot and forward sales to be settled		14,200,261		736,819
	Premiums from Options Written		—		2,027
	Loans from domestic financial institutions		3,037,394		4,097,361
	Interbank loans		160,825		165,000
	Other loans from domestic financial institutions		2,834,126		3,802,398
	Accrued interest payable		42,443		129,963
	Balances from forward transactions without delivery of underlying asset to be settled		573,218		141,013
	Amounts payable to merchants		26,565,310		20,812,777
	Other		8,571,712		8,904,662
	Accrued interest and quotation differences payable		624,215		410,490

		Ps.	81,343,100	Ps.	57,793,653
O.	Miscellaneous liabilities
	Directors’ and Syndics’ fees		41,532		41,986
	Other		8,529,248		5,762,298

		Ps.	8,570,780	Ps.	5,804,284
P.	Provisions		713,208		384,484
Q.	Subordinated negotiable obligations		4,828,018		4,065,255
R.	Unallocated items		55,673		70,530
S.	Other liabilities		815,875		629,384
T.	Non-controlling interest		1,935,139		1,462,189

	Total Liabilities	Ps.	301,712,356	Ps.	221,897,926

	SHAREHOLDERS’ EQUITY		39,300,204		20,352,698

	Total Liabilities and Shareholders’ Equity	Ps.	341,012,560	Ps.	242,250,624

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Income

For the fiscal years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

		December 31,
		2017		2016		2015
A.	Financial income
	Interest on cash and due from banks	Ps.	60	Ps.	17	Ps.	—
	Interest on loans granted to the financial sector		606,660		359,427		85,681
	Interest on advances		2,745,100		3,065,507		1,870,336
	Interest on promissory notes		5,556,032		6,039,112		5,031,904
	Interest on mortgage loans		370,531		474,490		367,566
	Interest on pledge loans		125,348		88,314		87,808
	Interest on credit card loans		16,735,450		13,455,906		9,257,193
	Interest on financial leases		309,981		288,462		225,819
	Interest on other loans		8,736,939		5,288,675		3,299,417
	Interest on other receivables resulting from financial brokerage		175,969		106,033		99,314
	Net income from government and corporate securities		5,950,017		5,809,264		4,323,266
	Income from secured loans – Decree No. 1387/01		4,959		6,796		3,643
	Net income from options		—		—		91,605
	Consumer price index adjustment (CER)		248,563		8,566		4,341
	Exchange rate differences on foreign currency		2,141,076		1,024,992		—
	Other		1,513,337		592,128		1,096,275

		Ps.	45,220,022	Ps.	36,607,689	Ps.	25,844,168
B.	Financial expenses
	Interest on current account deposits		646		—		—
	Interest on saving account deposits		6,380		4,644		3,182
	Interest on time deposits		10,569,026		13,063,966		8,507,743
	Interest on interbank loans		51,957		35,988		40,982
	Interest on financing from the financial sector		579,023		187,383		86,169
	Interest on other liabilities resulting from financial brokerage		3,897,953		3,056,336		1,825,749
	Interest on subordinated obligations		349,907		532,823		373,998
	Other interest		543,017		58,018		182,640
	Net expenses for options		1,458		28,893		—
	Consumer price index adjustment (CER)		49,532		6,602		282
	Contributions made to Deposit Insurance Fund		277,728		314,515		497,258
	Exchange rate differences on foreign currency		—		—		187,836
	Other		4,018,121		2,949,536		1,696,493

		Ps.	20,334,748	Ps.	20,238,704	Ps.	13,402,332
	Gross brokerage margin		24,875,274		16,368,985		12,441,836
C.	Loan loss provisions		5,204,993		3,533,313		2,214,240
D.	Income from services
	In relation to lending transactions		3,489,205		2,936,523		2,232,198
	In relation to borrowing transactions		3,557,482		2,531,191		1,834,293
	Other commissions		1,033,734		654,118		398,332
	Other		13,022,160		9,723,086		7,006,473

		Ps.	21,102,581	Ps.	15,844,918	Ps.	11,471,296
E.	Expenses for services
	Commissions		2,269,478		2,085,077		1,487,054
	Other		4,358,201		3,013,656		2,146,844

		Ps.	6,627,679	Ps.	5,098,733	Ps.	3,633,898

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Income - Continued

For the fiscal years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

		December 31,
		2017		2016		2015
F.	Administrative expenses
	Personnel expenses		12,516,377		9,669,181		7,086,485
	Directors’ and syndics’ fees		77,768		79,885		111,211
	Other fees		684,780		516,092		396,090
	Advertising and publicity		866,837		749,271		544,603
	Taxes		2,323,008		1,719,180		1,218,962
	Depreciation of bank premises and equipment		487,208		301,387		218,611
	Amortization of organization expenses		662,007		746,544		635,442
	Other operating expenses		2,945,384		2,106,088		1,529,353
	Other		2,427,585		1,729,982		1,163,945

		Ps.	22,990,954	Ps.	17,617,610	Ps.	12,904,702
	Net Income from financial brokerage	Ps.	11,154,229	Ps.	5,964,247	Ps.	5,160,292
G.	Income from Insurance activities	Ps.	2,117,400	Ps.	2,451,943	Ps.	1,801,404
H.	Non-controlling interests result	Ps.	(626,205)	Ps.	(403,168)	Ps.	(364,558)
I.	Miscellaneous income
	Net lncome from equity investments		221,104		80,419		100,126
	Default interests		601,224		482,194		328,882
	Loans recovered and allowances reversed		468,008		552,471		319,297
	Other		318,897		759,385		455,287
	Consumer price index adjustment (CER)		10,305		—		—

		Ps.	1,619,538	Ps.	1,874,469	Ps.	1,203,592
J.	Miscellaneous losses
	Default interests and charges in favor of the Argentine Central Bank		889		3,397		398
	Loan loss provisions for miscellaneous receivables and other provisions		165,156		169,173		448,659
	Amortization of differences arising from court resolutions		15,389		12,504		4,308
	Depreciation and losses from miscellaneous assets		1,652		1,245		3,433
	Amortization of goodwill		5,642		9,674		9,674
	Other		791,798		321,080		194,437

		Ps.	980,526	Ps.	517,073	Ps.	660,909
	Net income before tax		13,284,436		9,370,418		7,139,821
K.	Income tax	Ps.	4,954,967	Ps.	3,352,541	Ps.	2,801,424

	Net Income for the year	Ps.	8,329,469	Ps.	6,017,877	Ps.	4,338,397

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

	Capital Stock		Paid in Capital		Inflation adjustments to		Profit reserves				Accumulated Retained earnings		Total Shareholders’ Equity
					Capital Stock		Legal		Other
Balance at December 31, 2014	Ps.	1,300,265	Ps.	219,596	Ps.	278,131	Ps.	291,248	Ps.	4,819,394	Ps.	3,337,790	Ps.	10,246,424

Distribution of retained earnings by the shareholders’ meeting on April 29, 2015
Legal Reserve		—		—		—		24,432		—		(24,432)		—
Discretionary Reserve		—		—		—		—		3,213,358		(3,213,358)		—
Cash Dividends		—		—		—		—		—		(100,000)		(100,000)
Net Income for the year		—		—		—		—		—		4,338,397		4,338,397

Balance at December 31, 2015	Ps.	1,300,265	Ps.	219,596	Ps.	278,131	Ps.	315,680	Ps.	8,032,752	Ps.	4,338,397	Ps.	14,484,821

Distribution of retained earnings by the shareholders’ meeting on April 26, 2016
Discretionary Reserve		—		—		—		—		4,188,397		(4,188,397)		—
Cash Dividends		—		—		—		—		—		(150,000)		(150,000)
Net Income for the year		—		—		—		—		—		6,017,877		6,017,877

Balance at December 31, 2016	Ps.	1,300,265		219,596		278,131		315,680		12,221,149		6,017,877		20,352,698

Distribution of retained earnings by the shareholders’ meeting on April 25, 2017
Discretionary Reserve		—		—		—		—		5,777,877		(5,777,877)		—
Cash Dividends		—		—		—		—		—		(240,000)		(240,000)
Capital Increase (*) (**)		126,500		10,731,537		—		—		—		—		10,858,037
Net Income for the year		—		—		—		—		—		8,329,469		8,329,469

Balance at December 31, 2017	Ps.	1,426,765		10,951,133		278,131		315,680		17,999,026		8,329,469		39,300,204

(*)	Approved by the Ordinary Shareholders’ Meeting held on August 15, 2017.
(**)	Additional paid-in capital, net of issuance-related expenses.

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

	December 31,
	2017		2016		2015
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year		73,087,665		42,975,265		23,054,015
Cash and cash equivalents at the end of the year		86,317,449		73,087,665		42,975,265

Net increase in cash and cash equivalents	Ps.	13,229,784	Ps.	30,112,400	Ps.	19,921,250

Causes of changes in cash and cash equivalents
Cash Flow from operating activities
Net (payments) / collections related to:
Government and corporate securities		(47,387)		4,143,521		2,398,746
Loans
To the financial sector		(1,771,961)		(154,763)		(443,503)
To the non-financial public sector		1,475		6,123		4,084
To the non-financial private sector and foreign residents		(23,592,992)		(9,891,803)		(12,427,921)
Other receivables resulting from financial brokerage		(704,140)		(23,698)		1,176,179
Receivables from financial leases		(418,362)		292,960		312,919
Deposits
To the financial sector		52,195		35,996		(7,651)
To the non-financial public sector		(130,361)		663,776		(1,044,087)
To the non-financial private sector and foreign residents		31,685,854		33,727,300		23,627,782
Other liabilities from financial brokerage
Financing from the financial sector
Interbank Loans (call money loans received)		(62,845)		1,912		83,151
Others (except for liabilities included in Financing Activities)		5,951,506		4,585,373		7,809,635
Collections related to income from services		25,070,780		19,581,939		14,169,321
Payments related to expenses for services		(6,588,813)		(4,772,557)		(3,415,706)
Administrative expenses paid		(23,677,472)		(17,338,997)		(12,837,369)
Payment of organization and development expenses		(1,644,155)		(1,273,157)		(865,139)
Collection for penalty interests, net		584,037		478,797		328,882
Differences arising from court resolutions paid		(15,389)		(12,504)		(4,308)
Collection of dividends from other companies		176,621		73,889		66,174
Other Collections related to miscellaneous profits and losses		362,755		115,200		31,411
Net (payments) / collections for other operating activities
Other receivables and miscellaneous liabilities		(3,422,892)		(2,844,146)		(1,422,814)
Other operating activities, net		(48,205)		94,563		22,778
Payment of income tax / minimum presumed income tax		(2,644,444)		(2,476,528)		(1,937,591)

Net cash (used in) / provided by operating activities	Ps.	(884,195)	Ps.	25,013,196	Ps.	15,624,973

Cash Flow from investing activities
Payments for bank premises and equipment		(929,806)		(900,533)		(740,313)
Payments for miscellaneous assets		(554,534)		(578,598)		(392,593)
Payments for equity investments		181,006		—		—
Other collections for investment activities		(444,179)		—		10,045

Net cash used in investing activities	Ps.	(1,747,513)	Ps.	(1,479,131)	Ps.	(1,122,861)

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Cash Flows - Continued

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

	December 31,
	2017		2016		2015
Cash Flow from financing activities
Net collections / (payments) related to:
Unsubordinated negotiable obligations		(211,502)		286,753		(1,323,019)
Others		2,596		5,694		(445)
Banks and international entities		2,170,070		477,115		76,972
Subordinated negotiable obligations		(342,049)		(386,591)		(238,591)
Loans from local financial institutions		(1,581,350)		2,479,299		92,697
Capital Increase		11,004,383		—		—
Distribution of dividends to non-controlling shareholders		(89,504)		(48,300)		(36,800)
Distribution of dividends to shareholders		(240,000)		(150,000)		(100,000)

Cash Flow provided by / (used in) by financing activities	Ps.	10,712,644	Ps.	(2,663,970)	Ps.	(1,529,186)

Effect of exchange rate changes on cash and cash equivalents		5,148,848		3,914,365		6,948,324

Net increase in cash and cash equivalents	Ps.	13,229,784	Ps.	30,112,400	Ps.	19,921,250

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

1. Description of Business.

Grupo Financiero Galicia S.A. (“Grupo Galicia”, the “Company” or the “Group”) is a financial services holding company organized under the laws of Argentina that conducts its business through its subsidiaries, providing general banking services, proprietary brand credit card services, personal loans, insurance and other services.

The detail of subsidiaries of the Company and respective ownership interest are as follows:

Name	December 31,
	2017	2016
Banco de Galicia y Buenos Aires S.A. (*****)	100.00%	100.00%
Cobranzas y Servicios S.A.(*)	100.00%	100.00%
Compañía Financiera Argentina S.A. (CFA) (*)	100.00%	100.00%
Galicia Administradora de Fondos S.A.	100.00%	100.00%
Galicia Valores S.A.	100.00%	100.00%
Galicia Warrants S.A.	100.00%	100.00%
Net Investment S.A.(in Liquidation)	100.00%	100.00%
Sudamericana Holding S.A.	100.00%	100.00%
Procesadora Regional S.A.	78.15%	78.15%
Cobranzas Regionales S.A.	77.00%	77.00%
Tarjeta Naranja S.A. (**)	77.00%	77.00%
Tarjetas Regionales S.A. (****)	77.00%	77.00%
Tarjetas Cuyanas S.A.(**)	—	77.00%
Tarjetas del Mar S.A.(***)	—	60.00%

(*)	Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. have agreed a tender offer involving all share in portfolio of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A..The Argentine Central Bank approved the transaction through Resolution No. 414.
(**)	Effective since October 1, 2017, Tarjeta Naranja S.A. (absorbing company) and Tarjetas Cuyanas S.A. (absorbed company) entered into a preliminary merger agreement, whereby Tarjetas Cuyanas merged into the assets and liabilities of Tarjeta Naranja S.A. In October 2017, the General Extraordinary Shareholders’ Meetings of both companies approved the merger of Tarjetas Cuyanas S.A. into Tarjeta Naranja S.A., as well as the dissolution of the former without liquidation.
(***)	Since March 30, 2017, Tarjetas del Mar S.A. was no longer consolidated as a result of its sale.
(****)	In August 2017, Grupo Financiero Galicia S.A. accepted the irrevocable offer to sell the 6% equity interest in Tarjetas Regionales S.A. held by Messrs. Juan Carlos Angulo, Alejandro Pedro Angulo, Miguel Angel Innocenti, and José Luis Innocenti. On January 5, 2018, payment was made for the purchase of the aforementioned equity interest and, accordingly, the non-controlling interest in Tarjetas Regionales S.A. rose to 17%.
(*****)

The Bank’s General Ordinary and Extraordinary Shareholders’ Meeting held on December 14, 2017 approved the spin-off/merger of the controlled company, Tarjetas Regionales S.A., with the consequent capital stock reduction of Banco de Galicia y Buenos Aires S.A. in the amount of Ps.127,425 equal to 127,424,621 ordinary book entry shares, with face value of Ps.1 each and 1 vote per share, effective as from January 1, 2018,

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

and, in addition, decided to increase the capital stock by Ps.233,647, equal to 233,647,323 ordinary book entry shares, with face value of Ps.1 each and 1 vote per share. As a result, the amendment of Article 4 of the Bylaws was approved, which is pending registration with the appropriate agencies, being established that the capital stock amounts to Ps.668,549, equal to 101 ordinary shares, with a face value of Ps.1 each and 5 votes per share and 668,549,252 ordinary shares, with a face value of $1 each and 1 vote per share.

Grupo Financiero Galicia S.A. in its capacity as single shareholder and holder of 100% of Banco de Galicia y Buenos Aires S.A.’s capital stock, on December 27, 2017, paid the capital contribution with Lebacs (Argentine Central Bank bills), “I17E8” security, for a face value of 10,168,285,119, which were valued at market price, taking to such end the price of Ps. 0.98345 traded for the security on December 26, 2017 on M.A.E.’s session, totaling Ps.10,000,000. The Argentine Central Bank, through Resolution No. 35 dated January 11, 2018, authorized the capital contribution.

The subscription of shares is pending issuance, the appropriate legal proceedings of which have begun with the competent agencies.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Group in the preparation of the consolidated financial statements.

2.1 Basis of Presentation

The accounting policies and financial statements presentation conform to the rules of the Argentine Central Bank which prescribes the generally accepted accounting principles for all banks in Argentina (the “Argentine Banking GAAP”). This differs in certain significant respects from generally accepted accounting principles in Argentina applicable to enterprises in general (“Argentine GAAP”) (see Note 31) and from generally accepted accounting principles in the United States of America (“US GAAP”) (see Note 34).

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

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

As of December 31, 2017 and 2016, the Argentine Peso/U.S. Dollar exchange rate was 18.774 and 15.850, respectively.

2.5 Government and Corporate Securities.

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

Government Securities

As of December 31, 2017 and 2016, the Bank records its holdings according to the following:

Holdings Recorded at Fair Value

These holdings include trading securities issued by the Argentine Government which are included in the volatilities or present value lists issued by the Argentine Central Bank.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

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

Holdings Recorded at their Acquisition Cost plus Interest Rate of Return (I.R.R.)

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

b) At the Acquisition Cost plus I.R.R.:

These holdings have been valued at their acquisition cost increased on an exponential basis according to their I.R.R., as they are not included in the volatilities lists issued by the Argentine Central Bank. The same criterion was applied to holdings of such securities used in loans, as guarantee, transactions to be settled and repo transactions, when appropriate.

Investments in listed Corporate Securities

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

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

2.8 Allowances for Loan Losses.

These have been established based upon the estimated default risk of Grupo Financiero Galicia’s credit assistance granted through its subsidiaries, which results from an evaluation of debtors’ compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations. Specific attention is given to loans with objective evidence of impairment.

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

Under Argentine Banking GAAP, the equity method is used to account for investments where the company has a significant influence. Significant influence is considered to be present if at less one of the following applies:

•	Voting power to influence the approval of a related company’s financial statements and profits distribution.

•	Representation on the related company´s board of directors or corporate governance body.

•	Participation in the definition of the related company´s policies.

•	Existence of significant transactions between the company holding the interest and the related company (for example, when the former is the latter´s only supplier or by far its most important client).

•	Interchange of senior officers among companies.

•	Technical dependence of one of the companies on the other.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

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

2.14 Minimum Presumed Income Tax and Income Tax.

Effective as of 1998, a Minimum Presumed Income Tax (“MPIT”) was established as a complementary component of income tax obligations. MPIT is a minimum taxation, which assesses at the tax rate of 1% of computable assets at fiscal year-end, according to Law No. 25063. Ultimately, the tax obligation will be the higher of MPIT or income tax. For financial entities, the taxable basis is 1% of their computable assets. If, in a fiscal year, the MPIT obligation exceeds the income tax liability, the surplus will be available as a credit against future income tax to be generated in any of the next ten fiscal years. The recognition of this right and its realization each stem from the ability to generate future taxable income sufficient to offsetting purposes.

The Bank has recognized the MPIT amount paid in the year and the accumulated amount paid in prior years as an asset for future tax deductions.

Based on the provisions set forth by the Argentine Central Bank, the Group recorded an asset related to the MPIT amounting to Ps.8,912 and Ps.9,424 as of December 31, 2017 and 2016, respectively.

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities; therefore income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-bank subsidiaries recognized a deferred tax asset as of December 31, 2017 and 2016.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Tax Reform in Argentina

On December 29, 2017, the National Executive Branch enacted Income Tax Law No. 27430. This law has introduced several changes to the previous income tax treatment. Some of the key changes involved in the reform include:

•	Income Tax Rates: Income tax rates for Argentine companies will be gradually reduced from 35% to 30% for fiscal years commencing on January 1, 2018 until December 31, 2019, and to 25% for fiscal years commencing on, and including, January 1, 2020.

•	Tax on Dividends: The law has introduced a tax on dividends or profits distributed by Argentine companies or permanent establishments, among others, to: individuals, undivided interests or foreign beneficiaries, subject to the following considerations: (i) dividends distributed out of the profits made during fiscal years commencing on January 1, 2018 until December 31, 2019 shall be subject to a withholding tax at a 7% rate; and (ii) dividends distributed out of the profits made during fiscal years commencing on January 1, 2020 onwards shall be subject to a withholding tax at a 13% rate.

Dividends distributed from profits earned until the fiscal year before that commenced on January 1, 2018 shall remain subject, in respect of all beneficiaries, to a withholding tax at the 35% rate on the amount in excess of tax-free distributable accumulated profits (equalization tax transition period).

2.15 Liabilities - Banco Galicia’s Customers Fidelity Program “Quiero!” (I want!).

The Bank records the points assigned to the Bank’s customers through the “Quiero!” (“I want!”) Program using a mathematical model that takes into account certain assumptions of redemption rates, the cost for the exchanged points based on the combination of available products and the preferences of the Bank’s customers, as well as the expiration term of the customers’ unredeemed points.

As of December 31, 2017 and 2016, the Bank recorded liabilities for Ps.553,621 and Ps.378,636, respectively, from its customers’ unredeemed points under the caption “Miscellaneous Liabilities”.

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

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertaken, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	December 31,
	2017	2016	2015
Cash and Due from Bank	56,659,196	61,166,250	30,834,663
Instruments Issued by the Argentine Central Bank	16,910,667	6,635,954	10,514,624
Reverse Repo Transactions with the Argentine Central Bank	9,654,517	—	14,286
Interbank Loans	365,000	862,300	40,000
Overnight Placements in Banks Abroad	269,278	1,227,101	232,351
Other Cash Placements	2,458,791	3,196,060	1,339,341

Cash and Cash Equivalents	86,317,449	73,087,665	42,975,265

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

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

3. Minimum Cash Requirements and Restricted Assets.

3.1 Pursuant to Argentine Central Bank regulations, Banco Galicia and CFA (the companys’subsidiarie) must maintain a monthly average liquidity level. Computable assets for complying with the minimum cash requirement are cash and the checking accounts opened at the Argentine Central Bank.

Banco Galicia and CFA have met the minimum cash requirement established by the Argentine Central Bank.

The minimum cash requirement at the end of each fiscal year of Banco Galicia, the main subsidiary, was as follows (as measured in average daily balances):

	December 31,
	2017		2016
Peso balances	Ps.	16,338,273	Ps.	15,815,068
Foreign currency balances		25,894,522		26,289,506

3.2 Certain of the Group’s other assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	December 31,
	2017		2016
Funds and securities pledged under various arrangements	Ps.	5,429,059	Ps.	4,001,954
Shares on equity investments (*)		2,782		5,250
Deposits in the Argentine Central Bank, restricted under Argentine Central Bank regulations		533		474,061
Loans granted as collateral		295,191		258,282

Total	Ps.	5,727,565	Ps.	4,739,547

(*)	Shares over which transferability is subject to prior approval of the National or Provincial authorities, as applicable, under the terms of certain concession contracts signed. As of December 31, 2017, includes 1,222,406 non-transferable non-endorsable registered ordinary shares in Electrigal S.A.

4. Interest-Bearing Deposits with Other Banks.

As of December 31, 2017 and 2016, the overnight foreign bank interest-bearing deposits included under the caption “Loans—Other” amounted to Ps.269,278 and Ps.1,227,101, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

5. Government and Corporate Securities.

Government and corporate securities consist of the following at the respective balance sheet dates:

	December 31,
	2017		2016
Government Securities
Holdings Recorded at Fair Value
- Government Bonds		5,824,690		3,228,759

Total Holdings Recorded at Fair Value	Ps.	5,824,690	Ps.	3,228,759
Holdings Recorded at their Acquisition Cost plus I.R.R.
- Government Bonds		3,943,635		1,922,473

Total Holdings Recorded at their Acquisition Cost plus I.R.R.	Ps.	3,943,635	Ps.	1,922,473
Securities Issued by the Argentine Central Bank
- Argentine Central Bank Bills at Fair Value		17,987,506		1,576,204
- Argentine Central Bank Bills for Repo Transactions		10,640,412		—
- Argentine Central Bank Bills at Acquisition Cost plus I.R.R.		363,237		6,973,364

Total Securities Issued by the Argentine Central Bank		28,991,155		8,549,568

Total Government Securities	Ps.	38,759,480	Ps.	13,700,800

Total Corporate Securities	Ps.	11,256	Ps.	—

Total Government and Corporate Securities	Ps.	38,770,736	Ps.	13,700,800

As of December 31, 2016, Securities issued by Argentine Central Bank sold under repurchase agreements amounted to Ps. 1,783,342, were recorded under the caption “Other Receivables resulting from financial brokerage”.

As of December 31, 2017, Securities issued by Argentine Central Bank sold under repurchase agreements amounted to Ps.1,124,819, were recorded under the caption “Other Receivables resulting from financial brokerage”.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

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

As of December 31, 2017 and 2016, the classification of the Group´s loan portfolio was as follows:

	December 31,
	2017		2016
Non-financial public sector	Ps.	5,795	Ps.	14,359
Financial sector (Argentine)		3,979,358		2,098,037
Non-financial private sector and residents abroad		200,020,361		140,046,017
- With preferred guarantees		9,478,467		3,321,515
- With other guarantees		24,693,593		18,834,154
- Unsecured		165,848,301		117,890,348

Subtotal		204,005,514		142,158,413

Allowance for loan losses (See Note 7)		(6,670,346)		(4,706,758)

Total	Ps.	197,335,168	Ps.	137,451,655

The Bank also records its loan portfolio by industry segment. The following industry segments comprised the most significant loan concentrations as of December 31, 2017 and 2016, respectively:

	December 31,
	2017	2016
Consumer	54.1%	58.2%
Manufacturing	14.8%	13.6%
Primary Products	11.0%	9.7%
Services	7.0%	6.1%
Retail Trade	4.2%	4.7%
Wholesale Trade	5.6%	4.6%
Financial Sector	2.1%	2.3%
Construction	1.2%	0.8%

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

7. Allowance for Loan Losses.

The activity in the allowance for loan losses for the fiscal years ended December 31, 2017, 2016 and 2015, was as follows:

	December 31,
	2017		2016		2015
Balance at beginning of year	Ps.	4,706,758	Ps.	3,559,994	Ps.	2,614,919
Provision charged to income(*)		4,811,218		3,388,863		2,128,158
Allowances reversed		—		(117,305)		—
Foreign exchange effect and other adjustments		—		—		19,536
Loans charged off (*)		(2,847,630)		(2,124,794)		(1,202,619)

Balance at end of year	Ps.	6,670,346	Ps.	4,706,758	Ps.	3,559,994

(*)	Included merger agreement, whereby Tarjetas Cuyanas’ allowance for loan losses merged into the assets of Tarjeta Naranja S.A. in October 2017.

Certain uncollectible loans, principally small loans, are charged directly to income and are not reflected in the activity in the allowance for loan losses. The charge to “Loan loss provisions” line in the accompanying statements of income is as follows:

	December 31,
	2017		2016		2015
Provisions charged to income	Ps.	4,811,218	Ps.	3,388,863	Ps.	2,128,158
Direct charge-offs		348,878		123,959		65,833
Other receivable losses		36,837		18,540		15,150
Financial leases		8,060		1,951		5,099

	Ps.	5,204,993	Ps.	3,533,313	Ps.	2,214,240

The Bank has entered into certain renegotiations with customers. The Bank has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements amounted to Ps.130,784, Ps. 60,750 and Ps.89,906 as of December 31, 2017, 2016 and 2015, respectively.

8. Other Receivables Resulting from Financial Brokerage.

The composition of other receivables from financial brokerage, by type of guarantee, is as follows:

	December 31,
	2017		2016
Preferred guarantees, including deposits with the Argentine Central Bank	Ps.	3,662,884	Ps.	2,360,903
Other guarantees		5,863		7,560
Unsecured		29,894,780		16,000,899
Less: Allowance for doubtful accounts		(204,883)		(191,087)

	Ps.	33,358,644	Ps.	18,178,275

The breakdown of the caption “other” included in the balance sheet was as follows:

	December 31,
	2017		2016
Mutual funds	Ps.	3,058,208	Ps.	2,466,372
Galtrust I Participation Certificates		96,481		504,874
Other participation certificates and debt securities in financial trusts		2,420,346		1,138,420
Accrued commissions		186,986		165,483
Other financings		204,002		625,234
Others		1,656,604		986,981

	Ps.	7,622,627	Ps.	5,887,364

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

9. Equity Investments.

Equity investments in other companies consisted of the following as of the respective balance sheet dates:

	December 31,
	2017		2016
In Financial Institutions, complementary and authorized activities
Prisma Medios de Pagos S.A (Ex–VISA Argentina S.A./Banelco S.A.)		7,836		7,836
Banco Latinoamericano de Exportaciones S.A.		9,308		7,858
Mercado de Valores de Buenos Aires S.A.		—		2,749
Others		835		829

Total equity investments in Financial Institutions, complementary and authorized activities	Ps.	17,979	Ps.	19,272

In Non-financial Institutions
Electrigal S.A.	Ps.	5,455	Ps.	5,455
Aguas Cordobesas S.A(*)		—		8,911
Distrocuyo S.A.		3,955		3,955
Nova Re Compañía Argentina de Reaseguros S.A.(**)		—		14,716
Other		1,315		1,256

Total equity investments in non-financial institutions	Ps.	10,725	Ps.	34,293

Allowances	Ps.	—	Ps.	(601)

Total Equity investments	Ps.	28,704	Ps.	52,964

(*)	During the year, Banco de Galicia y Bs. As. S.A. accepted an offer to buy its entire equity interest in Aguas Cordobesas S.A. The offer comprised 3,250,000 Class “E” shares, out of which 2,350,000 shares were freely transferable, and were settled, in part, by an initial cash payment of Ps.38,335. In October 2017, the Government of the Province of Córdoba, in its capacity as grantor of the service delivered by such company, authorized the transfer of the remaining 900,000 Class “E” shares, in exchange for Ps.9,665 in cash as consideration for the remaining balance.

(**) In September 2017, Sudamericana Holding S.A. disposed of its equity interest in Nova Re Compañía de Reaseguros S.A.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

10. Miscellaneous receivables – Others.

As of December 31, 2017 and December 31, 2016, the breakdown of “Miscellaneous Receivables—Others” was as follows:

	December 31,
	2017	2016
Sundry Debtors	Ps.531,465	Ps.	396,380
Deposits as Collateral(*)	1,604,035		1,536,664
Tax Advances	836,078		1,159,971
Payments in Advance	322,186		313,109
Others	405,630		45,862

	Ps. 3,699,394	Ps.	3,451,986

(*)	Involving transactions carried out at ROFEX and at MAE and debit/credit cards transactions.

11. Bank Premises and Equipment, Intangible Assets and Miscellaneous Assets.

The major categories of the Company´s premises and equipment and accumulated depreciation, as of December 31, 2017 and 2016, were as follows:

	December 31,
	2017		2016
Land and buildings	Ps.	3,061,575	Ps.	2,050,436
Furniture and fittings		735,416		578,779
Machinery and equipment		2,658,349		1,840,000
Vehicles		38,068		30,739
Others		54,975		36,727
Accumulated depreciation		(2,078,884)		(1,663,129)

	Ps.	4,469,499	Ps.	2,873,552

Depreciation expense recorded for the fiscal years ended December 31, 2017, 2016 and 2015, was Ps.487,208, Ps.301,387 and Ps.218,611, respectively.

The major categories of intangible assets as of December 31, 2017 and 2016 were as follows:

	December 31,
	2017		2016
Goodwill, net of accumulated amortization of Ps.49,465 and Ps.43,823, respectively	Ps.	—	Ps.	5,642
Organization and development expenses, net of accumulated amortization of Ps.2,898,061 and Ps.2,333,229, respectively.		3,577,022		2,576,613

	Ps.	3,577,022	Ps.	2,582,255

Total amortization expenses for the fiscal years ended December 31, 2017, 2016 and 2015, was Ps.667,649, Ps. 756,218 and Ps. 645,116, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Organization and development expenses included software and the related implementation services purchased from third parties, with a net book value of Ps.2,886,620 and Ps.2,189,068 as of December 31, 2017 and 2016, respectively.

The table below shows the components of goodwill by type of activity for the periods presented:

	December 31,
	2017		2016
Banking		—		5,642

	Ps.	—	Ps.	5,642

Miscellaneous assets consisted of the following as of December 31, 2017 and 2016:

	December 31,
	2017		2016
Work in Progress	Ps.	280,584	Ps.	947,590
Advances for Purchase of Assets		78,130		86,042
Works of Art		1,665		1,665
Assets Acquired through Foreclosures		16,015		2,259
Stationery and Office Supplies		104,852		64,566
Others Miscellaneous Assets		142,516		119,115

	Ps.	623,762	Ps.	1,221,237

12. Provisions.

Allowances on assets excluding loans and reserves for contingencies were as follows:

	December 31,
	2017		2016
Allowances against asset accounts:
Other receivables resulting from financial brokerage, for collection risk (a)		204,883		191,087
Credits for leases (a)		22,246		14,186
Equity investments in other companies (b)		—		601
Miscellaneous receivables, for collection risk (a)		70,466		200,209

Reserves for contingencies:
For severance payments (c)		48,085		46,349
Litigations (d)		185,570		180,782
Other contingencies (e)		410,206		73,086
Sundry liabilities arising from credit card activities (f)		35,904		44,096
Other commitments (g)		15,259		23,482
Differences arising from court deposit´s dollarization (h)		13,701		11,558
Penalties Imposed		4,483		5,131

Total reserves for contingencies	Ps.	713,208	Ps.	384,484

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

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

(e) As of December 31, 2017 and 2016, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires (“Buenos Aires”), are in the process (in different degrees of completion) of conducting audits and assessments mainly regarding the Compensatory Bond issued by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

As regards the assessment of tax collection authorities from Buenos Aires, within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the assessment of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the Court ordered the A.G.I.P. (Governmental Public Revenue Authority) to refrain from starting tax enforcement proceedings or otherwise requesting precautionary measures for such purpose until a final judgment is issued. The proceedings are currently pending a decision by the Argentine Federal Court of Appeals in Administrative Matters with regard to the appeal filed by Banco de Galicia y Buenos Aires S.A. against the decision issued on the core issue by the Court of First Instance in November 2013. In any case, it is worth noting the decision issued by the federal prosecutor of the Court of Appeals was favorable to the Bank.

With regard to the city of Buenos Aires’ claims on account of other items, the Bank adhered to the System for the Settlement of Tax Liabilities in Arrears (Law No. 3461 and the related regulations), which envisaged the total relief of interest and fines. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities.

In connection with the assessments made by tax collection authorities from the Province of Buenos Aires, under the framework of some of the processes under discussion at the Provincial Tax Court’s stage, at this stage of proceedings the decision issued was: (i) unfavorable to Banco de Galicia y Buenos Aires S.A.’s request regarding the items not related to the Compensatory Bond, and (ii) favorable with regard to the non-taxability thereof. Therefore, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Regularization of Tax Debts (Regulatory Decision No. 12 and related decisions), which envisages discounts on the amounts not related to the Compensatory Bond. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities. In turn, the authorities from the Province of Buenos Aires objected to the judgment rendered by the Provincial Tax Court with regard to the Compensatory Bond, and requested the Court of Appeals in Administrative Matters of La Plata to set such decision aside. Banco de Galicia y Buenos Aires S.A. entered an appearance and filed a motion for lack of jurisdiction, since it believes only the Argentine Supreme Court of Justice has jurisdiction to issue a decision on such a matter. On April 15, 2014, the aforementioned Court sustained the motion for lack of jurisdiction and ordered the proceedings to be filed. The authorities from the Province of Buenos Aires filed an appeal before the Supreme Court of Justice of the Province of Buenos Aires, which has not issued a decision to date.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Furthermore, regarding the claims made by the different jurisdictions, the Bank has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings.

These proceedings and their possible effects are constantly being monitored by Management. Even though the Bank considers that it has complied with its tax liabilities in full pursuant to current regulations, the provisions deemed adequate pursuant to the evolution of each proceeding have been set up.

(f) Reserves for a guarantee of credit-card receivables and for the estimated liability for the insurance of the payment of credit-card balances in the event of the death of the credit-card holders.

At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP), Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in different degrees of completion, at the companies controlled by Tarjetas Regionales S.A. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.’s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totals approximately Ps.12,320.

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

(h) Represents the difference between the amounts of deposits subject to pesification at Ps. 1.40 and such amounts at the exchange rate as of December 31, 2017.

Penalties Imposed on Banco Galicia and Summary Proceedings commenced by the Argentine Central Bank.

Penalties Imposed on Banco Galicia existing as of December 31, 2017:

Argentine Central Bank’s Financial Summary Proceedings No. 1308. Penalty notification date: October 28, 2013. Reason for the imposition of the penalty: Alleged non-compliance with the regulations on prevention of money laundering, due to lack of files and knowledge of customer. Consequently, the members of Banco de Galicia y Buenos Aires S.A.’s Board of Directors then effective were punished with a fine amounting to Ps.1,353. Status of the pending proceedings: federal extraordinary appeal before the Argentine Supreme Court of Justice (CSJN, as per its initials in Spanish) against the judgment passed by the Argentine Federal Court of Appeals in Administrative Matters that dismissed the appeal filed by the damaged parties against the penalties applied. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

Argentine Central Bank’s Financial Summary Proceedings No. 1223 and 1226 (accumulated). Penalty notification date: November 15, 2013. Reason for the imposition of the penalty: Alleged non-compliance with Communiqué “A” 3426 and Communiqué “A” 3381 of the Argentine Central Bank, and alleged non-compliance with restrictions related to assistance to related customers. As a consequence of the aforementioned summary proceedings, Banco de

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Galicia y Buenos Aires S.A. and certain related customers received a warning and were punished with a fine in the amount of Ps.3,358. Status of the proceedings: on June 27, 2017, the CSJN dismissed the federal extraordinary appeal that had been filed and the penalties imposed became final. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

U.I.F.’s Summary Proceedings No. 68/09. Penalty notification date: February 25, 2010. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Act No. 25246. As a consequence of the aforementioned summary proceedings, Banco de Galicia y Buenos Aires S.A., one of its directors and one of its officers were punished with a fine in the amount of Ps.4,483. Status of the proceedings: Division I of the Argentine Federal Court of Appeals in Administrative Matters partially revoked the penalties, releasing Eduardo A. Fanciulli from any liability and reducing the fines imposed. The U.I.F., Banco de Galicia y Buenos Aires S.A. and Mr. Enrique M. Garda Olaciregui filed federal extraordinary appeals before the CSJN. Accounting treatment: As of December 31, 2017 and December 31, 2016, a provision for Ps.4,483 has been set up.

Summary Proceedings Commenced by the Argentine Central Bank (with no Penalties) Pending as of December 31, 2017:

Summary Proceedings No. 6075: Notification date: January 26, 2015. Charges filed: Alleged infringement of Communiqué “A” 4940, “A” 4662 and “C” 51232 of the Argentine Central Bank upon carrying out eight foreign exchange transactions. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A. and certain relevant officers. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward. Both are being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

Summary Proceedings No. 6669: Notification date: December 29, 2015. Charges filed: Alleged breach of Section 1, Subsections c), e) and f) of Act No. 19359, integrated into Argentine Central Bank’s Communiqué “A” 3471, 3826 and 5264. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A. and certain relevant officers. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward, which is being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

Summary Proceedings No. 6670: Notification date: February 16, 2016. Charges filed: Alleged breach of Section 1, Subsections c), e) and f) of Act No. 19359, integrated into Argentine Central Bank’s Communiqué “A” 5377 (amending point 3 of Annex to Communiqué “A” 5264). Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A. and certain relevant officers. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward. Both are being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

Summary Proceedings No. 6988: Notification date: August 25, 2016. Charges filed: Alleged breach of Section 1, Subsections c), e) and f) of Act No. 19359, integrated into Argentine Central Bank’s Communiqué “A” 3471, 3826, 5264 and 5265. Individuals subject to summary proceedings: certain relevant officers. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward. Both are being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

13. Other Liabilities Resulting from Financial Brokerage- Banks and International Entities, and Loans from Domestic Financial Institutions.

The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

	December 31,
	2017		2016
Description
Banks and International Entities
Contractual long-term Liabilities
International Finance Corporation. (I.F.C.)		844,839		79,251
Other lines from foreign banks		54,473		67,152

Total long-term liabilities	Ps.	899,312	Ps.	146,403

Contractual short-term liabilities:
Other lines from foreign banks		4,131,894		2,066,592

Total short-term liabilities	Ps.	4,131,894	Ps.	2,066,592

Total Banks and International Entities	Ps.	5,031,206	Ps.	2,212,995

Loans from Domestic Financial Institutions
Contractual long-term liabilities:
BICE (Banco de Inversión y Comercio Exterior)		2,205,789		1,184,213
Other lines from domestic banks		14,424		1,194,010

Total long-term liabilities	Ps.	2,220,213	Ps.	2,378,223
Contractual short-term liabilities:
Other lines from credit from domestic banks		817,181		1,719,138

Total short-term liabilities	Ps.	817,181	Ps.	1,719,138

Total Domestic Financial Institutions	Ps.	3,037,394	Ps.	4,097,361

TOTAL	Ps.	8,068,600	Ps.	6,310,356

Accrued interest on the above liabilities in the amount of Ps.40,849 and Ps.41,311 as of December 31, 2017 and 2016, respectively, are included in “Others” under the caption “Other Liabilities Resulting from Financial Brokerage” in the accompanying balance sheet.

As of December 31, 2017, maturities of the above long-term liabilities for each of the following five fiscal years and thereafter were as follows:

Contractual long-term Liabilities
2018	776,211
2019	809,732
2020	676,640
2021	587,030
2022	172,689
Thereafter	97,223

Ps.3,119,525

14. Other Liabilities Resulting from Financial Brokerage—Negotiable Obligations.

The amounts outstanding and the terms corresponding to outstanding negotiable obligations at the dates indicated were as follows, considering their original contractual terms:

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Company	Date of Placement	Currency	Class No.	Face Value			Type (**)	Term		Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
												12.31.17	12.31.16
Grupo Financiero Galicia S.A. (***)	01.30.14	Ps.	V Series II		$78,200		Simple	36 months		01.31.17	Variable Badlar + 5.25%	—	81,632	04.25.13

Grupo Financiero Galicia S.A.(***)	10.23.14	Ps.	VI Series II		$109,845		Simple	36 months		10.23.17	Variable Badlar + 4.25%	—	115,114	10.03.14

Grupo Financiero Galicia S.A.(***)	07.27.15	Ps.	VII		$160,000		Simple	24 months		07.27.17	(1)	—	164,075	07.16.15

Banco de Galicia y Bs. As. S.A.	05.04.11	US$	—	US$	300,000		Simple	84 months		—	(2)(5)	—	4,685,866	04.14.11

Banco de Galicia y Bs. As. S.A.	07.19.16	US$	—	US$	250,000		Subordinated	120 months	(3)	—	(4)(5)	4,828,018	4,065,255	06.23.16

Banco de Galicia y Bs. As. S.A.	02.17.17	Ps.	—	US$	150,537	(6)	Simple	36 months		—	(5)(7)	2,426,676	—	02.06.17

Banco de Galicia y Bs. As. S.A.	05.18.17	Ps.	—		$2,000,000		Simple	36 months		—	(5)(8)	2,061,926	—	05.08.17

Compañía Financiera Argentina S.A.	05.05.15	Ps.	XIV		$249,000		Simple	21 months		02.05.17	27.24% fixed up to the ninth month, then variable Badlar + 4.25%	—	72,696	04.15.15

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.
(***)	Notes merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A..
(****)	Settled upon maturity.
(1)	Annual nominal 27% fixed rate during the first nine months, and variable Badlar rate plus a nominal annual 4.25% rate for the following 15 months.
(2)	On May 4, 2017, Banco de Galicia y Buenos Aires S.A. redeemed all outstanding notes due 2018, at a price equal to 100% of their residual face value, plus accrued and unpaid interest up to, but excluding, the redemption date.
(3)	Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuers’ option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.
(4)	Fixed 8.25% rate (as from the issuance date to July 19, 2021, inclusively); and margin to be added to the nominal Benchmark Readjustment Rate of 7.156% p.a. to the due date of Notes. Such interest shall be payable semiannually on January 19 and July 19 as from 2017.
(5)	The net proceeds from this issuance of notes was applied to investments in working capital, other loans and other uses envisaged by the provisions of the Law on Notes and the Argentine Central Bank regulations.
(6)	As specified in the terms and conditions of the issuance, they were converted to Ps.2,360,360 Investor assumes the exchange rate risk since the service of interest and principal is calculated on the basis of the principal amount in Pesos converted into US Dollars on each payment date.
(7)	Variable rate equal to the simple arithmetic average of private Badlar rate, plus 2.69%, which will be payable quarterly as from May 17, 2017.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

(8)	Variable rate equal to the simple arithmetic average of private Badlar rate, plus 2.98%, which will be payable quarterly as from August 18, 2017.

Company	Date of Placement	Currency	Class No.	Face Value	Type (**)	Term	Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
									12.31.17	12.31.16
Compañía Financiera Argentina S.A.	07.30.15	Ps.	XV	$210,000	Simple	21 months	04.30.17	27.99% fixed up to the ninth month, then variable Badlar + 4.50%	—	106,098	07.22.15

Compañía Financiera Argentina S.A.	02.02.16	Ps.	XVI	$300,000	Simple	21 months	08.02.17	Variable Badlar + 4.50%	—	265,641	01.21.16

Compañía Financiera Argentina S.A.	05.24.16	Ps.	XVII Series I	$58,333	Simple	18 months	11.24.17	Minimum 36% fixed up to the third month, then variable Badlar + 4%	—	67,125	05.12.16

Compañía Financiera Argentina S.A.	05.24.16	Ps.	XVII Series II	$287,500	Simple	36 months	05.24.19	Minimum 36% fixed up to the sixth month, then variable Badlar + 4.98%	264,945	286,124	05.12.16

Compañía Financiera Argentina S.A.	08.05.16	Ps.	XVIII	$350,000	Simple	18 months	02.05.18	Minimum 29.5% fixed up to the third month, then variable Badlar + 2.88%	338,229	354,176	07.29.16

Compañía Financiera Argentina S.A.	05.08.17	Ps.	XIX Series I	$100,000	Simple	18 months	11.08.18	Minimum 23.25% fixed up to the third month, then variable Badlar + 2.90%	77,695	—	04.27.17

Compañía Financiera Argentina S.A.	05.08.17	Ps.	XIX Series II	$400,000	Simple	36 months	05.08.20	Minimum 23% fixed up to the sixth month, then variable Badlar + 3.49%	350,017	—	04.27.17

Compañía Financiera Argentina S.A.	07.25.17	Ps.	XX Series I	$401,667	Simple	18 months	01.25.19	Minimum 26.5% fixed up to the third month, then variable Badlar + 4.25%	383,881	—	07.14.17

Compañía Financiera Argentina S.A.	07.25.17	Ps.	XX Series II	$348,333	Simple	36 months	07.25.20	Minimum 26.0% fixed up to the sixth month, then variable Badlar + 4.25%	364,533	—	07.14.17

Compañía Financiera Argentina S.A.	11.07.17	Ps.	XXI Series I	$104,286	Simple	18 months	05.07.19	Variable Badlar + 4.50%	103,056	—	10.27.17

Compañía Financiera Argentina S.A.	11.07.17	Ps.	XXI Series II	$425,000	Simple	36 months	11.07.20	Variable Badlar + 4.75%	420,266	—	10.27.17

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

									Book Value (*)		Issuance Authorized by the C.N.V.
Company	Date of Placement	Currency	Class No.	Face Value	Type (**)	Term	Maturity Date	Rate	12.31.17	12.31.16
Tarjeta Naranja S.A.	01.28.11	US$	XIII	US$ 200,000	Simple	2192 days	01.28.17	Annual Nominal Fixed at 9%	—	1,098,876	01.14.11

Tarjeta Naranja S.A.	02.26.14	Ps.	XXIV Series II	$33,500	Simple	1096 days	02.26.17	Variable Badlar + 5%	—	34,508	02.14.14

Tarjeta Naranja S.A.	01.22.15	Ps.	XXVIII Series II	$129,000	Simple	731 days	01.22.17	Variable Badlar + 4.50%	—	26,463	01.09.15

Tarjeta Naranja S.A.	04.27.15	Ps.	XXIX	$334,030	Simple	731 days	04.27.17	27.75% Mixed Rate / Badlar + 4.50%	—	174,170	04.16.15

Tarjeta Naranja S.A.	06.29.15	Ps.	XXX	$400,000	Simple	731 days	06.29.17	27.75% Mixed Rate / Badlar + 4.50%	—	336,693	06.18.15

Tarjeta Naranja S.A.	10.19.15	Ps.	XXXI	$370,851	Simple	548 days	04.19.17	27% Mixed Rate / Badlar + 4.50%	—	188,983	10.07.15

Tarjeta Naranja S.A.	01.20.16	Ps.	XXXII	$260,811	Simple	639 days	10.20.17	Variable Badlar + 4.50%	—	159,225	12.15.15

Tarjeta Naranja S.A.	04.13.16	Ps.	XXXIII Series I	$133,092	Simple	548 days	10.13.17	Minimum 37% Rate/Badlar + 4.50%	—	127,583	03.28.16

Tarjeta Naranja S.A.	04.13.16	Ps.	XXXIII Series II	$366,908	Simple	1095 days	04.13.19	Minimum 37% Rate/Badlar + 5.40%	374,489	378,450	03.28.16

Tarjeta Naranja S.A.	06.29.16	Ps.	XXXIV Series I	$124,603	Simple	548 days	12.29.17	Minimum 32% Rate/Badlar +3.38%	—	104,326	06.21.16

Tarjeta Naranja S.A.	06.29.16	Ps.	XXXIV Series II	$475,397	Simple	1,461 days	06.29.20	Minimum 32% Rate/Badlar + 4.67%	472,171	466,443	06.21.16

Tarjeta Naranja S.A.	09.27.16	Ps.	XXXV Series I	$225,611	Simple	546 days	03.27.18	Minimum 26% Rate/Badlar + 2.99%	227,175	224,641	09.15.16

Tarjeta Naranja S.A.	09.27.16	Ps.	XXXV Series II	$774,389	Simple	1,461 days	09.27.20	Minimum 26% Rate/Badlar + 3.99%	757,099	752,188	09.15.16

Tarjeta Naranja S.A.	12.07.16	Ps.	XXXVI Series I	$210,571	Simple	547 days	06.07.18	Minimum 25.25% Rate/Badlar + 3.25%	212,651	195,727	11.23.16

Tarjeta Naranja S.A.	07.12.16	Ps.	XXXVI Series II	$636,409	Simple	1,095 days	12.07.19	Minimum 25.25% Rate/Badlar + 4.00%	625,125	555,599	11.23.16

Tarjeta Naranja S.A.	11.04.17	Ps.	XXXVII	$3,845,700	Simple	1,826 days	04.11.22	Minimum 15% Rate/Badlar + 3.50%	4,023,299	—	03.30.17

Tarjeta Naranja S.A.	11.13.17	Ps.	XXXVIII	$503,333	Simple	546 days	05.13.19	Minimum 15% Rate/MR20 + 4%	516,616	—	11.07.17

Tarjeta Naranja S.A. (***)	02.20.15	Ps.	XIX Series II	$75,555	Simple	731 days	02.20.17	Variable Badlar + 4.95%	—	10,430	02.06.15

(*)	It includes principal and interest, net of eliminations when appropriate.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

(**)	Not convertible into shares.
(***)	Notes merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

Company	Date of Placement	Currency	Class No.	Face Value	Type (**)	Term	Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
									12.31.17	12.31.16
Tarjeta Naranja S.A. (***)	08.12.15	Ps.	XXI	$232,000	Simple	550 days	02.12.17	Variable Badlar + 4.50%	—	206,897	07.29.15

Tarjeta Naranja S.A. (***)	11.13.15	Ps.	XXII	$300,000	Simple	547 days	05.13.17	Variable Badlar + 4.25%	—	309,797	11.03.15

Tarjeta Naranja S.A. (***)	03.16.16	Ps.	XXIII	$242,000	Simple	549 days	09.16.17	Minimum 35.5% Rate/Badlar + 4.99%	—	166,130	03.07.16

Tarjeta Naranja S.A. (***)	05.05.16	Ps.	XXIV Series I	$65,691	Simple	549 days	11.05.17	Minimum 37% Rate/Badlar + 4.08%	—	68,191	04.22.16

Tarjeta Naranja S.A. (***)	05.05.16	Ps.	XXIV Series II	$234,309	Simple	1,095 days	05.05.19	Minimum 37% Rate/Badlar + 4.98%	207,246	192,163	04.22.16

Tarjeta Naranja S.A. (***)	07.26.16	Ps.	XXV	$400,000	Simple	1,461 days	07.26.20	Minimum 30% Rate/Badlar + 3.94%	419,518	367,786	07.13.16

Tarjeta Naranja S.A. (***)	10.24.16	Ps.	XXVI Series I	$149,763	Simple	547 days	04.24.18	Minimum 26% Rate/Badlar + 2.75%	156,939	157,018	10.14.16

Tarjeta Naranja S.A. (***)	10.24.16	Ps.	XXVI Series II	$350,237	Simple	1,461 days	10.24.20	Minimum 26% Rate/Badlar + 4.00%	303,388	367,202	10.14.16

Tarjeta Naranja S.A. (***)	02.10.17	Ps.	XXVII Series II	$500,000	Simple	1,095 days	02.10.20	Minimum 23.5% Rate/Badlar + 3.50%	515,806	—	02.02.17

Tarjeta Naranja S.A. (***)	06.09.17	Ps.	XXVIII Series I	$128,175	Simple	730 days	06.09.19	Minimum 25% Rate/Badlar + 3.05%	130,206	—	05.29.17

Tarjeta Naranja S.A. (***)	06.09.17	Ps.	XXVIII Series II	$371,825	Simple	1,461 days	06.09.21	Minimum 25% Rate/Badlar + 3.70%	309,775	—	05.29.17

Tarjetas del Mar S.A.	02.19.16	Ps.	I	$150,000	Simple	18 months	08.19.17	Variable Badlar + 4.50%	—	127,264	02.04.16

Total								Ps.	20,870,745	17,060,555

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.
(***)	Notes merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A..

Long-term negotiable obligations as of December 31, 2017 mature as follows:

Maturity Long Term
2018	1,012,689
2019	2,605,564
2020	8,091,400
2021	309,775
2022	4,023,299
Thereafter	4,828,018

20,870,745

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

15. Balances in Foreign Currency.

The balances of assets and liabilities denominated in foreign currencies (principally in U.S. dollars) were as follows:

	December 31,
	2017		2016
Assets:
Cash and due from banks	Ps.	34,649,821	Ps.	39,486,988
Government and Corporate Securities		5,905,246		1,352,876
Loans		38,825,310		17,551,161
Other receivables resulting from financial brokerage		9,231,620		8,141,115
Credits for lease		311,225		51,105
Equity investments in other companies		9,542		8,032
Miscellaneous receivables		182,952		158,634
Unallocated items		3,223		7,918
Other assets		11,441		13,559

Total	Ps.	89,130,380	Ps.	66,771,388

Liabilities:
Deposits	Ps.	70,397,314	Ps.	51,017,277
Other liabilities resulting from financial brokerage		11,847,090		13,287,379
Miscellaneous liabilities		37,723		19,369
Subordinated Negotiable Obligations		4,828,018		4,065,255
Unallocated items		565		7,005
Other Liabilities		12,357		—

Total	Ps.	87,123,067	Ps.	68,396,285

The Group covers its foreign currency mismatch through foreign currency futures transactions. These transactions are carried out through auto-regulated markets (MAE / ROFEX) and with customers.

16. Transactions with Related Parties.

The Group has granted loans to certain related parties including related officers, equity-method investees and consolidated companies. Total loans outstanding as of December 31, 2017 and 2016, amounted to Ps.677,235 and Ps.696,470, respectively, and the change from December 31, 2016 to December 31, 2017, reflects payments amounting to Ps.378,640 and advances of Ps.350,891. Furthermore, there were foreign exchange differences of Ps.8,514 on the above-mentioned portfolio between those dates.

Such loans were made in the ordinary course of business at normal credit terms, including interest rates and collateral requirements, and, in management’s opinion, such loans represent normal credit risk.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

17. Detail of Statement of Income Accounts.

	December 31,
	2017		2016		2015
Financial Income

Interest on other receivables resulting from financial brokerage:
Interest on purchased certificates of deposits		40,714		14,261		745
Advance payment leasing		2,958		1,119		50,688
Other		132,297		90,653		47,881

	Ps.	175,969	Ps.	106,033	Ps.	99,314

Other:
Premiums on forward purchases of Government securities under repos		791,796		284,283		97,190
Interest on pre-export and export financing		715,997		277,704		68,607
Result from other credits by financial brokerage		5,516		25,208		13,053
Net position of forward transactions in pesos		—		3,886		917,425
Other		28		1,047		—

	Ps.	1,513,337	Ps.	592,128	Ps.	1,096,275

Financial Expenses

Interest on other liabilities resulting from financial brokerage:
Interest on negotiable obligations		3,477,247		2,365,869		1,471,835
Interest on other liabilities resulting from financial brokerage from other banks and international entities		420,706		690,467		353,914

	Ps.	3,897,953	Ps.	3,056,336	Ps.	1,825,749

Other interest:
Interest for other deposits		543,017		58,018		181,489
Other		—		—		1,151

	Ps.	543,017	Ps.	58,018	Ps.	182,640

Other:
Premiums on repo transactions		230,721		102,894		52,054
Contributions and taxes on financial income		3,253,642		2,640,087		1,614,130
Net position of forward transactions in pesos		390,270		196,248		—
Other		143,488		10,307		30,309

	Ps.	4,018,121	Ps.	2,949,536	Ps.	1,696,493

Income from services

Other:
Commissions on credit cards		8,967,166		6,894,873		5,263,898
Safe deposit box		320,727		229,368		192,749
Insurance premiums		337,224		407,732		420,111
Other		3,397,043		2,191,113		1,129,715

	Ps.	13,022,160	Ps.	9,723,086	Ps.	7,006,473

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

	December 31,
	2017		2016		2015
Expenses from services

Other:
Gross revenue taxes		1,277,100		934,350		793,024
Linked with credit cards		1,672,849		1,054,512		659,566
Other		1,408,252		1,024,794		694,254

	Ps.	4,358,201	Ps.	3,013,656	Ps.	2,146,844

Administrative expenses

Other operating expenses:
Rentals		606,155		474,116		334,494
Electricity and communications		669,956		459,524		307,500
Maintenance and repair expenses		732,346		476,022		351,997
Security Services		738,911		501,107		401,632
Other operating expenses		198,016		195,319		133,730

	Ps.	2,945,384	Ps.	2,106,088	Ps.	1,529,353

Miscellaneous income Other:
Income from Sale of Bank Premises and Equipment		24,546		170,873		10,139
Income from Transactions with Miscellaneous Assets		—		1,796		24,562
Leases		2,851		2,689		2,388
Adjustments and Interest on miscellaneous receivables		277,178		323,770		234,508
Others		14,322		260,257		183,690

		Ps 318,897	Ps.	759,385	Ps.	455,287

Miscellaneous losses

Other:
Adjustment to Interest on Miscellaneous Liabilities		1,236		2,647		1,134
Donations		62,744		45,353		33,338
Turnover Tax		114,573		45,080		24,940
Claims		123,983		78,166		42,810
Administrative, disciplinary and criminal penalties		—		—		1,418
Others		489,262		149,834		90,797

		Ps 791,798	Ps.	321,080	Ps.	194,437

18. Income Taxes.

Income tax for the fiscal years ended December 31, 2017, 2016 and 2015, amounted to Ps.4,954,967, Ps.3,352,541 and Ps.2,801,424, respectively. The statutory income tax rate for all the fiscal years presented was 35%.

As of December 31, 2017 and 2016, the consolidated Group’s MPIT available to credit against future income tax amounts to Ps.8,912 and Ps.9,424, respectively, and is recognized as Miscellaneous Receivables in the consolidated balance sheet.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

The breakdown of outstanding tax credits and their probable expiration dates are detailed below:

Date of Generation	Tax Credit as of December 31,		Expiration Date
	2017	2016
2006	—	148	2016
2007	51	319	2017
2008	214	363	2018
2009	583	583	2019
2010	691	1,629	2020
2011	401	1,458	2021
2012	952	1,714	2022
2013	1,414	1,881	2023
2014	2,042	2,306	2024
2015	2,640	3,646	2025
2016	18	18	2026
2017	2	—	2027

	9,008	14,065

Allowances for non recoverable MPIT assets	(96)	(4,641)

Total	8,912	9,424

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

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

Tarjeta Naranja S.A. has agreed, pursuant to the terms and conditions of the Class XXXVII Negotiable Obligation not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the case there is any excess on certain indebtedness ratios.

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

As called for by Argentine Central Bank regulations, as of December 31, 2017 and 2016, the minimum capital requirements were as follows:

	Minimum Capital		Computable Capital			Computable Capital as a % of Minimum Capital
December 31, 2017	Ps.	22,609,739	Ps.	29,529,369	(*)	130.60
December 31, 2016	Ps.	15,258,350	Ps.	22,009,550		144.25

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

The Argentine Central Bank decided that Banco de Galicia y Buenos Aires S.A. should be considered, for all purposes, a Domestic Systemically Important Bank (D-SIB). Consequently, since January 2016, the Bank is required to meet an additional capital conservation buffer apart from the minimum capital requirement, equal to 3.5% of risk-weighted assets. The Argentine Central Bank also provided for that, since June 2015, equity investments in companies devoted to the issuance of credit, debit and similar cards shall be deducted from the Computable Regulatory Capital (R.P.C.), progressively, reaching 100% in June 2018.

(*) On January 11, 2018, the Argentine Central Bank approved the payment of capital for an aggregate amount of Ps.10,000,000 for Banco de Galicia y Buenos Aires S.A. Therefore, its computation for regulatory purposes will be effective since the date of approval.

21. Earnings per Share.

The Company is required to present earnings per share information for all periods presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income for the year by the weighted-average number of common shares outstanding during the year (1,332,617, 1,300,265 and 1,300,265 for the fiscal years ended December 31, 2017, 2016 and 2015, respectively).

Basic EPS for the fiscal years ended December 31, 2017, 2016 and 2015, were, 6.251, 4.628 and 3.337, respectively.

There are no dilutive financial instruments outstanding for any of the fiscal years presented.

22. Contribution to the Deposit Insurance System.

Law No. 24,485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such amount was currently set at Ps.450.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco Galicia, either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Also excluded are those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than the interest rate. This system has been implemented through the creation of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (SEDESA). The shareholders of SEDESA are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

The monthly contribution institutions had to make to the FGD was 0.015% on the monthly average of total deposits.

Effective since January 20, 2018, there was an increase in the reference rate cap for time deposits and long-term investments covered by the deposit insurance, excluding such deposits which interest rate thresholds are distorted by incentives or additional interest.

As of December 31, 2017, 2016 and 2015, the standard contribution to the Deposits Insurance System amounted to Ps.277,728, Ps.314,515 and Ps.497,258, respectively, recorded in the Consolidated Statements of Income in Financial Expenses under the caption “Contributions made to Deposit Insurance Fund”.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

23. Balance Sheet and Statement of Income.

The presentation of financial statements according to the Argentine Central Bank rules differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (Article 9).

The following balance sheet presents Grupo Financiero Galicia’s balance sheet as of December 31, 2017 and 2016, as if they had followed Article 9 balance sheet disclosure requirements using Argentine Banking GAAP, including the assets and liabilities of the financial trust which had been consolidated.

	December 31,
	2017		2016
Assets:
Cash and due from banks	Ps.	56,331,609	Ps.	60,771,270
Interest-bearing deposits in other banks		269,278		1,227,101
Federal funds sold and securities purchased under resale agreements or similar agreements		9,613,635		—
Trading account assets		40,660,530		17,035,536
Investment securities		6,833,472		5,383,378
Loans		193,734,063		134,015,190
Advances		12,691,624		10,462,820
Promissory notes		37,318,221		25,966,013
Mortgage loans		5,713,233		2,178,236
Pledge loans		1,077,873		677,879
Personal loans		22,076,734		12,550,302
Credit card Loans		84,781,451		70,420,275
Others		30,074,927		11,759,665
Allowances for loan losses		(5,973,692)		(4,342,255)
Miscellaneous receivables		3,078,996		2,512,395
Bank Premises and Equipment		4,410,813		2,833,880
Intangible Assets		3,478,175		2,521,217
Other assets		19,981,737		14,328,153
Discontinued Operations		8,551,399		5,925,331

Total assets	Ps.	340,970,015	Ps.	242,211,196

Liabilities and Shareholders’ Equity:
Deposits	Ps.	199,241,541	Ps.	149,345,650
Short-term borrowing		4,335,769		3,320,877
Other liabilities		2,335,426		1,590,009
Amounts payable for spot and forward purchases to be settled		7,263,293		7,680,190
Other liabilities resulting from financial brokerage		50,172,398		30,713,405
Long-term debt		20,257,781		17,244,201
Miscellaneous Liabilities		8,147,922		5,457,586
Contingent liabilities		679,179		341,931
Discontinued Operations		7,301,363		4,702,460

Total Liabilities		299,734,672		220,396,309

Common Stock		1,426,765		1,300,265
Other reserves and retained earnings		37,873,439		19,052,433
Non-controlling Interest		1,935,139		1,462,189
Total Equity		41,235,343		21,814,887

Total Liabilities and Equity	Ps.	340,970,015	Ps.	242,211,196

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

The statement of income presented below discloses the categories required by Article 9 using Argentine Banking GAAP:

	December 31,
	2017		2016		2015
Interest income:
Interest and fees on loans	Ps.	33,164,060	Ps.	27,631,451	Ps.	18,946,163
Interest on other receivables from financial brokerage		1,252,442		634,899		387,989
Trading account interest		5,047,262		4,937,017		3,669,343

Total interest income	Ps.	39,463,764	Ps.	33,203,367	Ps.	23,003,495

Interest expense
Interest on deposits		10,936,071		13,053,942		8,453,101
Interest on securities sold under agreements to repurchase		222,853		84,595		38,746
Interest on short-term liabilities from financial intermediation		114,755		82,205		132,458
Interest on long-term liabilities from financial intermediation		4,138,048		3,167,231		1,949,656

Total interest expense		15,411,727		16,387,973		10,573,961

Net interest income		24,052,037		16,815,394		12,429,534

Provision for loan losses, net of reversals		4,243,715		2,877,077		1,577,852

Net interest income after provision for loan losses	Ps.	19,808,322	Ps.	13,938,317	Ps.	10,851,682

Non-interest income:
Commissions	Ps.	21,821,227	Ps.	16,024,655	Ps.	11,010,395
Income from equity in other companies		221,104		80,419		100,126
Premiums and commissions on insurance business		2,056,170		2,451,943		1,801,404
Other		1,984,656		1,555,594		1,658,074

Total non-interest income	Ps.	26,083,157	Ps.	20,112,611	Ps.	14,569,999

Non-interest expense:
Commissions		5,271,157		4,102,471		2,796,987
Salaries and social security charges		10,109,929		7,761,661		5,778,148
Fees and external administrative services		2,360,238		1,811,490		1,340,950
Depreciation of bank premises and equipment		463,230		285,694		206,979
Personnel services		526,811		347,750		246,666
Rentals		457,912		355,336		251,418
Electricity and communications		622,016		420,743		280,788
Advertising and publicity		814,337		700,641		509,333

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

	December 31,
	2017		2016		2015
Taxes		6,838,589		5,386,225		3,931,405
Amortization of organization and development expenses		625,471		709,039		603,799
Maintenance and repair expenses		662,617		413,729		305,531
Amortization of “Amparo claims”		15,389		12,504		4,308
Other Provisions and reserves		145,988		154,909		409,917
Other		3,224,599		2,300,545		1,549,374

Total non-interest expense	Ps.	32,138,283	Ps.	24,762,737	Ps.	18,215,603
Income before tax expense		13,753,196		9,288,191		7,206,078
Income tax expense		4,797,522		3,209,120		2,662,131

Net Income	Ps.	8,955,674	Ps.	6,079,071	Ps.	4,543,947

Less: Net income attributable to non-controlling interest		626,205		403,168		364,558

Discontinued Operations		—		341,974		159,008

Net Income attributable to Controlling interest	Ps.	8,329,469	Ps.	6,017,877	Ps.	4,338,397

Basic EPS		6.251		4.628		3.337

Diluted EPS		6.251		4.628		3.337

The carrying value and market value of each classification of Investment securities in the Article 9 balance sheet were as follows:

	December 31, 2017					December 31, 2016
	Carrying value		Unrealized		Market value	Carrying value		Unrealized		Market value
			Gains	Losses				Gains	Losses
Galtrust I		96,481	1,664	—	140,652		504,874	284,182	—	540,858
Other assets		6,736,991	15,615	—	6,741,589		4,880,659	—	—	4,882,587

TOTAL	Ps.	6,833,472	17,279	—	6,882,241	Ps.	5,385,533	284,182	—	5,423,445

The maturities as of December 31, 2017, of the Investment securities included in the Article 9 balance sheet were as follows:

	December 31, 2017
	Carrying Value		Maturing within 1 year		Maturing after 1 year but within 5 years		Maturing after 5 years but within 10 years		Maturing after 10 years
Galtrust I		96,481		96,481		—		—		—
Other assets		6,736,991		5,851,576		747,117		110,098		28,200

TOTAL	Ps.	6,833,472	Ps.	5,948,057	Ps.	747,117	Ps.	110,098	Ps.	28,200

The following table presents realized gains and losses from AFS securities:

Year ended December 31,	2017	2016	2015
Gross realized gains	—	—	—
Net unrealized gains / (losses)	(266,903)	(183,138)	(95,924)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

24. Operations by Geographical Segment.

The main financial information, classified by country where transactions originate, is shown below. Most of the transactions originated in the Republic of Uruguay were with Argentine citizens and enterprises, and were denominated in U.S. dollars. Transactions between different geographical segments have been eliminated for the purposes of this Note.

	December 31,
	2017		2016		2015
Total revenues:(*)
Republic of Argentina	Ps.	71,251,654	Ps.	57,796,364	Ps.	41,051,946
Republic of Uruguay		—		—		6,460
Net income (loss), net of monetary effects allocable to each country:
Republic of Argentina		8,329,469		6,017,877		4,356,218
Republic of Uruguay		—		—		(17,821)
Total assets:
Republic of Argentina		341,012,560		242,250,624		161,706,894
Republic of Uruguay		—		—		41,109
Bank Premises and Equipment
Republic of Argentina		4,469,499		2,873,552		2,079,085
Republic of Uruguay				—		—
Miscellaneous assets
Republic of Argentina		623,762		1,221,237		820,073
Republic of Uruguay		—		—		—
Goodwill
Republic of Argentina		—		5,642		15,316
Republic of Uruguay		—		—		—
Other intangible assets
Republic of Argentina		3,577,022		2,576,613		2,010,528
Republic of Uruguay		—		—		—
Geographical segment assets as a percentage of total assets
Republic of Argentina		100.00%		100.00%		99.97%
Republic of Uruguay		—		—		0.03%

(*)	The caption Total revenues includes financial income, income from services, income from insurance activities and miscellaneous income.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

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

A summary of the credit exposure related to these items is shown below:

	December 31,
	2017		2016
Commitments to extend credit	Ps.	11,465,185	Ps.	9,094,205
Standby letters of credit		1,358,550		650,461
Guarantees granted		2,375,979		1,134,828
Acceptances		456,567		586,180

Commitments to extend credit are agreements to lend to a customer at a future date, subject to the meeting of the contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements of the Group. The Group evaluates each customer’s creditworthiness on a case-by-case basis. In addition to the above commitments, as of December 31, 2017 and 2016, the available purchase limits for credit card holders amounted to Ps.259,575,885 and Ps.200,917,969, respectively.

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

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Group may require counter-guarantees. These financial customer guarantees are classified by type, as follows:

	December 31,
	2017		2016
Preferred counter-guarantees	Ps.	45,400	Ps.	60,648
Other counter-guarantees		319,349		241,575

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

The Group accounts for checks drawn on it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time when the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:

	December 31,
	2017		2016
Checks drawn on the Bank	Ps.	2,106,757	Ps.	2,013,574
Checks drawn on the other Bank		3,084,228		2,559,608
Bills and other items for collection		23,037,677		18,309,418

As of December 31, 2017 and 2016, the trusts’ funds amounted to Ps.8,916,957 and Ps.8,182,699, respectively.

In addition, the Group had securities and other financial assets in custody, which as of December 31, 2017 and 2016, amounted to Ps.374,811,139 and Ps.258,872,060, respectively.

As of December 31, 2017, the Group also has off-balance sheet contractual obligations arising from the leasing of certain properties used as a part of its distribution network. The estimated future lease payments in connection with these properties are as follows:

2018	534,354
2019	487,213
2020	422,175
2021	324,681
2022	240,089
2023 and After	731,001

Total	2,745,515

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

The derivative instruments held by the Group as of December 31, 2017 and 2016 were as follows:

Type of Contract	Underlying	Average Weighted Maturity Term	Notional Amount as of December 31, 2017	Net Book Value as of December 31, 2017 Asset / (Liability)	Net Book Value as of December 31, 2016 Asset / (Liability)	Fair Value as of December 31, 2017	Fair Value as of December 31, 2016

FORWARDS (a)
- Purchases	Foreign currency	4 months	20,417,503	512,875	107,661	512,875	107,661
- Sales	Foreign currency	4 months	18,726,582	(521,765)	(121,511)	(521,765)	(121,511)
FORWARDS (b) clients
-Purchases	Foreign currency	4 months	395,014	12,474	3,626	12,474	3,626
- Sales	Foreign currency	6 months	3,706,769	(51,453)	(19,502)	(51,453)	(19,502)
INTEREST RATE SWAP (c)
- Variable for fixed interest rate	Other	19 months	1,000	—	—	—	—
REPURCHASE AGREEMENT TRANSACTION
- Purchases	National government securities	- months	1,132,573	—	—	—	—
- Sales	National government securities	- months	9,697,406	—	—	—	—

(a)	These transactions are made through recognized exchange markets, such as Mercado Abierto Electrónico (MAE) and Mercado a Término de Rosario (ROFEX).

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

In case accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

27. Disclosure about Fair Value of Financial Instruments.

These estimates were made at the end of December 2017 and 2016. Because some of the Bank´s financial instruments do not have a ready trading market from which to determine a fair value, the disclosures are based upon estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.

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

In order to determine the fair value, cash flows were discounted for each category or group of loans having similar characteristics, based on credit risk, guarantees and/or maturities, using rates offered for similar loans by the Bank as of December 31, 2017 and 2016, respectively.

	2017
	Book Value		Fair Value		Level 1		Level 2		Level 3
Derivative activities: (see Note 26)
Assets	Ps.	525,349	Ps.	525,349	Ps.	—	Ps.	525,349	Ps.	—
Liabilities		573,218		573,218		—		573,218		—
Non derivative activities:
Assets:
Cash and due from banks (1)	Ps.	56,659,196	Ps.	56,659,196	Ps.	56,659,196	Ps.	—	Ps.	—
Government and Corporate securities (2)		38,770,736		38,768,198		38,602,983		—		165,215
At market value		23,812,196		23,812,196		23,812,196		—		—
At acquisition cost plus IRR		14,947,284		14,944,746		14,779,531		—		165,215
Corporate Securities		11,256		11,256		11,256		—		—

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Loans (3)		197,335,168		201,155,700		—		—		201,155,700
Others (4)		32,986,979		33,027,981		7,353,386		—		25,674,595
Liabilities:
Deposits (5)	Ps.	203,450,563	Ps.	203,294,049	Ps.	—	Ps.	—	Ps.	203,294,049
Other liabilities resulting from financial Intermediation:
Banks and international entities and Loans from Domestic Financial Institutions (6) and
Negotiable obligations (7)	Ps.	29,024,444	Ps.	28,093,915	Ps.	—	Ps.	—	Ps.	28,093,915
Others (8)	Ps.	51,745,438	Ps.	51,672,299	Ps.	—	Ps.	—	Ps.	51,672,299
	2016
	Book Value		Fair Value		Level 1		Level 2		Level 3
Derivative activities: (see Note 26)
Assets	Ps.	111,287	Ps.	111,287	Ps.	—		Ps.111,287	Ps.	—
Liabilities		141,013		141,013		—		141,013		—
Non derivative activities:
Assets:
Cash and due from banks (1)	Ps.	61,166,250	Ps.	61,166,250	Ps.	61,166,250	Ps.	—	Ps.	—
Government securities (2)		13,700,800		13,706,704		12,341,800		1,070,472		294,432
At market value		4,804,963		4,804,963		4,804,963		—		—
At acquisition cost plus IRR		8,895,837		8,901,741		7,536,837		1,070,472		294,432
Loans (3)		137,451,655		141,372,704		—		—		141,372,704
Others (4)		18,302,805		18,340,069		2,391,860		29,152		15,919,058
Liabilities:
Deposits (5)	Ps.	151,688,147	Ps.	151,665,844	Ps.	—	Ps.	—	Ps.	151,665,844
Other liabilities resulting from financial Intermediation:
Banks and international entities and Loans from Domestic Financial Institutions (6) and
Negotiable obligations (7)	Ps.	23,560,702	Ps.	23,496,503	Ps.	—	Ps.	—	Ps.	23,496,503
Others (8)	Ps.	34,091,938	Ps.	34,056,130	Ps.	—	Ps.	—	Ps.	34,056,130

Quantitative information about Level 3 Fair Value Measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of our Level 3 assets and liabilities measured at fair value on a recurring basis for which we use an internal model.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Description	Fair Value	Valuation	December 31, 2017	Range
		Tecnique	Unobservable input
Assets
Government securities	165,215	Income Approach	Yield Curve in pesos	19.26% - 27.20%
		(Discounted cash flow)	Yield Curve in foreing currency	0.72% - 5.20%
Loans	201,155,700	Income Approach	Yield Curve in pesos	19.26% - 27.20%
		(Discounted cash flow)	Yield Curve in foreing currency	0.72% - 5.20%
Others	25,674,595	Income Approach	Yield Curve in pesos	19.26% - 27.20%
		(Discounted cash flow)	Yield Curve in foreing currency	0.72% - 5.20%
Liabilities
Deposits	203,294,049	Income Approach	Yield Curve in pesos	19.26% - 27.20%
		(Discounted cash flow)	Yield Curve in foreing currency	0.72% - 5.20%
Domestic Financial Institutions and Negotiable Obligations	28,093,915	Income Approach	Yield Curve in pesos	19.26% - 27.20%
		(Discounted cash flow)	Yield Curve in foreing currency	0.72% - 5.20%
Others	51,672,299	Income Approach	Yield Curve in pesos	19.26% - 27.20%
		(Discounted cash flow)	Yield Curve in foreing currency	0.72% - 5.20%

Description	Fair Value	Valuation	December 31, 2016	Range
		Tecnique	Unobservable input
Assets
Government securities	294,432	Income Approach	Yield Curve in pesos	23.8255% - 23.9769%
		(Discounted cash flow)	Yield Curve in foreing currency	2.92% - 6.86%
Loans	141,372,704	Income Approach	Yield Curve in pesos	20.68% - 22.53%
		(Discounted cash flow)	Yield Curve in foreing currency	0.82% - 6.41%
Others	15,919,058	Income Approach	Yield Curve in pesos	20.68% - 22.53%
		(Discounted cash flow)	Yield Curve in foreing currency	0.82% - 6.41%
Liabilities
Deposits	151,665,844	Income Approach	Yield Curve in pesos	20.68% - 22.53%
		(Discounted cash flow)	Yield Curve in foreing currency	0.82% - 6.41%
Domestic Financial Institutions and Negotiable Obligations	23,496,503	Income Approach	Yield Curve in pesos	20.68% - 22.53%
		(Discounted cash flow)	Yield Curve in foreing currency	0.82% - 6.41%
Others	34,056,130	Income Approach	Yield Curve in pesos	20.68% - 22.53%
		(Discounted cash flow)	Yield Curve in foreing currency	0.82% - 6.41%

The following is a description of the estimating techniques applied:

(1) Cash and due from banks: By definition, cash and due from banks are short-term and do not possess credit loss risk. The carrying values as of December 31, 2017 and 2016 are a reasonable estimate of fair value and are classified within level 1 of the valuation hierarchy.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

(2) Government and Corporate securities: As of December 31, 2017 and 2016 holdings correspond to government bonds and securities issued by Argentine Central Bank

Where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities include national and government bonds, instruments issued by Argentine Central Bank and corporate securities. When no quoted prices are available in an active market, fair value is classified as Level 3 of the valuation hierarchy where significant unobservable inputs were used to calculate the fair value. The valuation technique used to obtain the fair value was an income approach using discounted cash flows. No changes in the valuation technique took place during the year.

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

The fair value of “Deposits” is classified as Level 3 of the valuation hierarchy where significant unobservable inputs were used to calculate the fair value. The valuation technique used to obtain the fair value was an income approach using discounted cash flows. No changes in the valuation technique took place during the year. For floating- or adjustable-rate deposits, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate deposits, market prices are not generally available and the fair values are estimated discounting the estimated future cash flows based on the contracted maturity of the deposits. The discount rates are based on the current market rates corresponding to the applicable maturity

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

(6) Banks and international entities and loans from domestic financial institutions: Includes credit lines borrowed under different credit arrangements from local and foreign banks and entities. Parts of them were restructured as of May 2004. As of December 31, 2017 and 2016, when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

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

(7) Negotiable obligations: As of December 31, 2017 and 2016, the fair value of negotiable obligations was determined based on quoted market prices and, when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

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

Furthermore, taking into consideration the financial condition and the evolution estimated in the liquidation process, shareholders decided to reduce the company’s computable capital for a value equal to US$2,069 through the voluntary redemption of shares, which was carried out on October 18, 2010. During 2013 and 2014, shareholders decided to conduct two new voluntary redemptions of shares. These redemptions were carried out for a value equal to US$2,127 and US$3,337, on November 18, 2013 and September 10, 2014, respectively.

As of December 31, 2015, Banco Galicia Uruguay S.A. (in liquidation)’s Shareholder’s Equity amounted to Ps.31,780.

The Extraordinary Shareholder’s Meeting of Banco Galicia Uruguay S.A. (in liquidation) held on April 30, 2016 approved the liquidation financial statements and decided starting the registration process to cancel the company before the Uruguayan authorities.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

29. Financial Trusts.

a) Financial trusts with the Bank as trustor outstanding at fiscal year-end:

Name	Creation Date		Estimated Maturity Date		Trustee	Trust Assets	Portfolio Transferred	Book Value of Securities Held in Own Portfolio
								12.31.2017		12.31.2016
Galtrust I	10.	13.2000	02.	04.2018	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$ 490,224 (*)	Ps.	96,481	Ps.	504,874

(*)	The remaining US$9,776 was transferred in cash.
(1)	In exchange for loans to the Provincial Governments.

b) As of December 31, 2017 and December 31, 2016, the Bank records financial trusts in its own portfolio:

•	Received as loans repayment for Ps.2,284,609 and Ps.998,152, respectively.

c) Trust Activities

•	Trust contracts for purposes of guaranteeing compliance with obligations:

Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have ,agreed to deliver to the Bank, amounts as fiduciary property, to be invested according to the following detail:

Date of Contract	Trustor	Balances of Trust Funds		Maturity Date (1)
		Ps.	US$
12.07.10	Fondo Fiduciario Aceitero	284	—	06.30.18
04.17.12	Exxon Mobil	4,325	—	04.19.19
04.29.13	Profertil	225	116,500	04.30. 18
10.21.13	Sinteplast	12	—	06.30.18
12.20.13	Los Cipreses	8	—	06.30.18
09.12.14	Coop. de Trab. Portuarios	1,026	—	09.12. 18
09.30.15	Las Blondas IV and V	184	—	11.28. 18
04.14.16	Rios Belt	21,256	—	04.14. 19
06.28.17	Dist. Gas del Centro	36,645	—	06.28.18
07.19.17	Dist. Gas Cuyana	98,261	—	07.19.18
08.08.17	Dist. Gas del Centro	63,432	—	08.08.18

	Total	225,658	116,500

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

•	Financial trust contracts:

Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds Ps.	Maturity Date
12.06.06	Gas I	50,966	12.31.18	(2)
05.06.08	Agro Nitralco II	31	12.31.18	(2)
05.14.09	Gas II	4,795,919	12.31.22	(2)
02.10.11	Cag S.A.	444	12.31.18	(2)
06.08.11	Mila III	241	12.31.18	(2)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

09.01.11	Mila IV	1,089	12.31.18	(2)
09.14.11	Cag S.A. II	679	12.31.18	(2)
12.27.12	Pla I	60	12.31.18	(2)
09.18.13	Don Mario Semillas Series I	115	12.31.18	(2)
11.21.13	Comafi Prendas I	73	09.29.18	(2)
02.13.14	Mila V	1,867	05.20.20	(2)
06.06.14	Mila VI	1,478	10.20.20	(2)
06.18.14	Red Surcos II	1,345	12.31.18	(2)
07.08.14	Don Mario Semillas Series II	130	12.31.18	(2)
07.24.14	Fideicred Atanor III	74	12.31.18	(2)
07.22.14	Don Mario Semillas Series III	153	12.31.18	(2)
07.25.14	Fedeicred Agro Series II	3	12.31.18	(2)
10.03.14	Mila VII	2,278	01.20.21	(2)
12.02.14	Mas Cuotas Series I	141	12.31.18	(2)
01.13.15	Red Surcos III	770	12.31.18	(2)
01.27.15	Mila VIII	8,228	06.15.21	(2)
05.18.15	Mila IX	12,004	09.15.21	(2)
12.02.14	Mas Cuotas Series II	213	12.31.18	(2)
08.24.15	Mila X	14,944	12.20.21	(2)
10.30.15	Mila XI	20,751	01.15.22	(2)
12.09.15	Fedeicred Agro Series III	2	12.31.18	(2)
01.07.16	Mas Cuotas Series III	229	12.31.18	(2)
01.14.16	Mila XII	28,033	11.15.21	(2)
02.05.16	Red Surcos IV	1,031	12.31.18	(2)
05.13.16	Mila XIII	42,506	09.15.22	(2)
06.15.16	Mas Cuotas Series IV	74	11.15.18	(2)
09.01.16	Mila XIV	45,473	01.31.23	(2)
09.15.16	Mas Cuotas Series V	1,067	12.31.18	(2)
10.27.16	Mila XV	58,963	03.31.23	(2)
12.06.16	Mas Cuotas Series VI	307	02.15.18	(2)
01.10.17	Mila XVI	70,996	06.30.23	(2)
02.24.17	Mila XVII	108,682	09.30.23	(2)
03.23.17	Mas Cuotas Series VII	2,399	01.15.18	(2)
05.29.17	Fedeicred Agro Series IV	215,725	09.30.18	(2)
06.12.17	Mila XVIII	111,086	01.31.24	(2)
06.21.17	Mas Cuotas Series VIII	62,845	02.15.18	(2)
08.16.17	Mas Cuotas Series IX	184,186	05.15.18	(2)
10.20.17	Mas Cuotas Series X	528,382	10.15.18	(2)
10.27.17	Mila XIX	128,123	05.31.24	(2)

	Total	6,504,105

(2)	Estimated date, since maturity date shall occur at the time of the distribution of all of the trust assets.

d) Banco Galicia’s activities as Security Agent:

d.1) On April 8, 2011 Banco Galicia was appointed Security Agent and custodian of the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) that were assigned in favor of Nación Fideicomisos S.A. in its capacity of Trustee of “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Said endorsement guarantees secure payment of all obligations arising from the above-mentioned trusts.

The Bank, in its capacity as Security Agent, will maintain custody of the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of December 31, 2017 and 2016, the balances recorded from these transactions amount to US$1,364,097 and Ps.408, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

d.2) In April 2013, at the time of entering into the Contract for the Fiduciary Assignment and Trust for Guarantee Purposes “Profertil S.A.”, the Bank was appointed security agent with regard to the Chattel Mortgage Agreement transaction that was completed on June 18, 2013, which additionally secures all the obligations undertaken.

As of December 31, 2017 and 2016, the balance recorded from these transactions amounts to US$116,500.

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

The following summarizes the aggregation of Grupo Financiero Galicia´s operating segments into reportable segments:

Banking: corresponds to the results of our banking business and represents the accounts of Banco Galicia. As of December 31, 2015, this segment included Banco Galicia Uruguay S.A..

Banco Galicia Uruguay was no longer consolidated by Banco Galicia since the Shareholders’ Meeting held on April 30, 2016 decided to approve the final balance sheet for dissolution purposes.

Regional Credit Cards: shows the results of our regional credit card and consumer finance business and represents the accounts of Tarjetas del Mar S.A. (on March 31, 2017, Tarjetas del Mar S.A. was no longer consolidated as a result of its sale) and Tarjetas Regionales S.A. consolidated with its subsidiaries. As of December 31, 2017 and 2016, Tarjetas Regionales S.A,’s main subsidiaries were Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

As of January 1, 2018, Tarjetas Regionales S.A. consolidates its financial statements with Grupo Financiero Galicia.

CFA Personal Loans: shows the results of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.. These Companies were incorporated as of June 30, 2010 in the consolidated financial statements of the Bank.

Insurance: includes the results of our insurance business and represents the accounts of Sudamericana Holding S.A. and its subsidiaries, including the results of the 12.5% interest owned by the Bank. As of December 31, 2017, Grupo Financiero Galicia S.A. maintained, through Sudamericana Holding S.A., controlling interests in Galicia Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Galicia Broker Asesores de Seguros S.A.

Other Grupo Galicia Businesses: shows the results of operations of Galicia Administradora de Fondos S.A., Galicia Warrants S.A., Net Investment S.A. (in liquidation), Galicia Valores S.A. and Grupo Financiero Galicia S.A., the last two net of eliminations of the income from equity investments.

The column “Adjustments” includes consolidation adjustments, eliminations corresponding to transactions conducted between consolidated companies and non-controlling interest.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Ps.	Bank	Regional Credit Cards	Personal Loans – CFA	Insurance	Other Businesses	Adjustments	12.31.2017
Gross Brokerage Margin	15,624,689	5,917,426	2,142,124	343,784	857,894	(10,643)	24,875,274
Net Income from Services	7,742,425	6,745,270	359,892	—	776,540	(1,149,225)	14,474,902
Net Operating Income	23,367,114	12,662,696	2,502,016	343,784	1,634,434	(1,159,868)	39,350,176
Provision for Loan Losses	2,585,287	2,017,613	602,093	—	—	—	5,204,993
Administrative Expenses	13,688,615	6,938,515	1,579,197	650,595	222,221	(88,189)	22,990,954
Operating Income	7,093,212	3,706,568	320,726	(306,811)	1,412,213	(1,071,679)	11,154,229
Income from Insurance Companies´ Activities	—	—	—	1,025,216	—	1,092,184	2,117,400
Income from Equity Investments	2,462,186	—	460	2,072	—	(2,243,614)	221,104
Non-controlling Interest	—	(338)	—	(4)	—	(625,863)	(626,205)
Miscellaneous Income, Net	(24,555)	679,088	113,424	(2,520)	18,371	(365,900)	417,908
Net Income before Income Tax	9,530,843	4,385,318	434,610	717,953	1,430,584	(3,214,872)	13,284,436
Income Tax	2,616,000	1,640,285	157,445	259,691	303,132	(21,586)	4,954,967
Net Income for the Fiscal Year	6,914,843	2,745,033	277,165	458,262	1,127,452	(3,193,286)	8,329,469

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Ps.	Bank	Regional Credit Cards	Personal Loans – CFA	Insurance	Other Businesses	Adjustments	12.31.2016
Gross Brokerage Margin	10,511,441	4,018,519	1,468,501	351,038	(17,876)	37,362	16,368,985
Net Income from Services	6,010,168	5,266,563	300,553	—	429,633	(1,260,732)	10,746,185
Net Operating Income	16,521,609	9,285,082	1,769,054	351,038	411,757	(1,223,370)	27,115,170
Provision for Loan Losses	1,526,264	1,660,879	346,170	—	—	—	3,533,313
Administrative Expenses	10,145,969	5,675,998	1,232,194	515,869	178,568	(130,988)	17,617,610
Operating Income	4,849,376	1,948,205	190,690	(164,831)	233,189	(1,092,382)	5,964,247
Income from Insurance Companies´ Activities	—	—	—	1,272,562	—	1,179,381	2,451,943
Income from Equity Investments	1,689,602	—	952	3,215	—	(1,613,350)	80,419
Non-controlling Interest	—	(320)	—	(2)	—	(402,846)	(403,168)
Miscellaneous Income, Net	408,727	626,487	293,753	(391)	(564)	(51,035)	1,276,977
Net Income before Income Tax	6,947,705	2,574,372	485,395	1,110,553	232,625	(1,980,232)	9,370,418
Income Tax	1,854,000	1,117,678	143,421	387,019	129,978	(279,555)	3,352,541
Net Income for the Fiscal Year	5,093,705	1,456,694	341,974	723,534	102,647	(1,700,677)	6,017,877

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Ps.	Bank	Regional Credit Cards	Personal Loans – CFA	Insurance	Other Businesses	Adjustments	12.31.2015
Gross Brokerage Margin	8,352,685	2,685,102	1,255,453	232,208	79	(83,691)	12,441,836

Net Income from Services	4,172,455	4,220,431	270,334	—	247,119	(1,072,941)	7,837,398

Net Operating Income	12,525,140	6,905,533	1,525,787	232,208	247,198	(1,156,632)	20,279,234

Provision for Loan Losses	1,060,955	753,243	400,042	—	—	—	2,214,240

Administrative Expenses	7,394,068	4,167,964	930,407	378,867	103,268	(69,872)	12,904,702

Operating Income	4,070,117	1,984,326	195,338	(146,659)	143,930	(1,086,760)	5,160,292

Income from Insurance Companies’ Activities	—	—	—	775,460	—	1,025,944	1,801,404

Income from Equity Investments	1,432,181	—	2,117	1,977	2	(1,336,151)	100,126

Minority Interest	—	452	—	(1)	—	(365,009)	(364,558)

Miscellaneous Income, Net	(67,381)	427,260	100,846	(1,000)	7,299	(24,467)	442,557

Net Income before Income Tax	5,434,917	2,412,038	298,301	629,777	151,231	(1,786,443)	7,139,821

Income Tax	1,522,000	862,295	139,293	221,226	86,790	(30,180)	2,801,424

Net Income for the Fiscal Year	3,912,917	1,549,743	159,008	408,551	64,441	(1,756,263)	4,338,397

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

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

Valuation of Government Securities

Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded at their acquisition cost plus I.R.R. Pursuant to Argentine GAAP the above-mentioned assets must be valued at their fair value.

Debt Securities and Participation Certificates in Financial Trusts

Pursuant to Argentine Central Bank regulations, participation certificates in Galtrust I Financial Trust are recorded at the present value of cash flows discounted by I.R.R. of instruments with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual is recorded in an asset offset account. According to Argentine GAAP, the above-mentioned asset must be valued at its fair value.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Consolidation of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

In accordance with applicable Argentine GAAP, where equity investments in controlled companies are held for sale or disposal within a year, such investments should be excluded from consolidation. Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. have agreed to a tender offer involving all shares in portfolio of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. On December 4, 2017, the Argentine Central Bank approved the transaction through Resolution No. 414.

The sale of the shares in both companies was completed on February 2, 2018 for a total price of Ps.1,042,701 and Ps.21,460, respectively, with the new holders having been registered in each of these companies’books. These amounts were subject to the buyers’ consent, who are entitled to raisen objections for a term of up to 45 subsequent days to be counted as from January 29, 2018.

We consider that this transaction will not have a significant impact on Grupo Financiero Galicia S.A.’s shareholders’ equity.

As of December 31, 2017, as stated above, the book value of such equity investments does not exceed the respective recoverable values.

Pursuant to the Argentine Central Bank regulations, as a result of the maintenance of a controlling equity interest as of December 31, 2017, such companies are consolidated with the Company on a line-by-line basis.

32. Adoption of the International Financial Reporting Standards.

The Comisión Nacional de Valores (the “National Securities Commission”, or the “CNV”) established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards (“IFRS”) issued by the IASB (International Accounting Standards Board) for certain entities included within the public offering system, for financial statements corresponding to fiscal years started as from January 1, 2012.

The adoption of such standards is not applicable to the Company since the CNV, in Article 2 – Section I – Chapter I of Title IV: Periodic Reporting System of the CNV´s Pronouncements (Text amended in 2013), exempts banks, insurance companies and companies that invest in banks and insurance companies.

Due to the foregoing, and since the Company complies with the requirements described below, which are set forth in the aforementioned article, these financial statements are presented pursuant to the valuation and disclosure criteria established by the Argentine Central Bank regulations:

(1)	The Company’s corporate purpose is exclusively related to financial and investment activities;

(2)	The interest in Banco de Galicia y Buenos Aires S.A. accounts for 92.19% of the Company’s assets, being the Company’s main asset;

(3)	82.53% of the Company’s income stems from the interest in Banco de Galicia y Buenos Aires S.A.’s income;

(4)	And the Company has a 100% interest in Banco de Galicia y Buenos Aires S.A., thus having control over such institution.

In February 2014, the Argentine Central Bank decided financial institutions should comply with IFRS, and established an implementation schedule for such standards, to be effective for fiscal years starting on January 1, 2018. In accordance with the foregoing, Banco de Galicia y Buenos Aires S.A.’s Board of Directors has become aware of the roadmap established by the Argentine Central Bank and has appointed a coordinator and an alternate coordinator, who shall be in charge of the compliance process. On March 20, 2015, it approved the Implementation Plan required by the regulations, which was submitted on March 27, 2015.

In compliance with the provisions of Communiqué “A” 5635, at the meeting held on September 27, 2016, Banco de Galicia y Buenos Aires S.A.’s Board of Directors approved the third report on the progress made during the six-month period from March 2016 to September 2016. On such date, Banco de Galicia y Buenos Aires S.A.’s Audit Committee approved the Special Internal Audit Report related to the Implementation Plan’s level of progress with regard to achieving compliance with IFRS. At the meeting held on January 5, 2017, Banco de Galicia y Buenos Aires S.A.’s Board of Directors became aware of the quarterly report on the level of progress with regard to the implementation of the IFRS, as established in such communiqué.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Banco de Galicia y Buenos Aires S.A. has met the reporting requirements established by the Argentine Central Bank’s Communiqué “A” 5844, as supplemented.

Through Communiqué “A” 5541, as amended, the Argentine Central Bank has established the application of the IFRS, except for the application of point 5.5 (impairment) of IFRS 9 “Financial Instruments”, which has been temporarily waived until January 1, 2020, when the provisions on Impairment of Financial Assets will become applicable. Grupo Financiero Galicia S.A. and its subsidiaries are in the process of convergence to such standards, the application of which will be mandatory as from the fiscal year beginning January 1, 2018. The first quarterly financial statements to be presented under these standards are those as of March 31, 2018. Consequently, the date of transition to IFRS for the Company, as set forth in IFRS 1 “First-time Adoption of IFRS”, is January 1, 2017.

The consolidated financial statements have been prepared according to the valuation and disclosure standards of the Argentine Central Bank regarding the Accounting Reporting System for quarterly/annual publication, which differ from IFRS. These are measurement and disclosure differences.

As required by Communiqué “A” 6206, below is a detail of the reconciliations of balance sheet and shareholders’ equity balances determined according to Argentine Central Bank regulations and those determined according to IFRS as of December 31, 2017, and the reconciliation of the comprehensive income as of such date. In this regard, in preparing reconciliations, the Company has considered those IFRS it expects to be applicable for the preparation of its financial statements as of December 31, 2018, as well as the provisions set out in Communiqué “A” 6114. The items and figures included in this note are subject to changes and may only be considered final upon the preparation of the annual financial statements as of the fiscal year in which IFRS are applicable for the first time.

Reconciliation of Balances under the Accounting Framework for the Convergence to IFRS

A. Reconciliation of Balances and Shareholders’ Equity as of December 31, 2017

Accounts	Ref.	Balance	IFRS Adjustment	IFRS Balance
Assets	Ps.	341,012,560	(13,333,405)	327,679,155

Cash and Due from Banks		56,659,196	(321,544)	56,337,652

Government and Corporate Securities	(a),(g)	38,770,736	(11,374,679)	27,396,057

Loans	(a)	197,335,168	(6,516,432)	190,818,736

Other Receivables Resulting from Financial Brokerage	(a),(e),(f),(h)	33,358,644	255,859	33,614,503

Receivables from Financial Leases		1,676,637	—	1,676,637

Equity Investments	(b),(j)	28,704	21,127	49,831

Miscellaneous Receivables	(a)	3,809,643	(340,324)	3,469,319

Bank Premises and Equipment and Miscellaneous Assets	(c),(j)	5,093,261	6,352,251	11,445,512

Intangible Assets	(d),(j)	3,577,022	(1,408,826)	2,168,196

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Unallocated Items		71,277	(607)	70,670

Other Assets		632,272	(230)	632,042

Liabilities	Ps.	301,712,356	(17,233,960)	284,478,396

Deposits		203,450,563	(2,733,090)	200,717,473

Other Liabilities Resulting from Financial Brokerage	(a),(e),(g),(f)	81,343,100	(13,794,935)	67,548,165

Miscellaneous Liabilities	(f),(i),(l)	8,570,780	1,387,401	9,958,181

Provisions	(f)	713,208	(147,362)	565,846

Subordinated Negotiable Obligation		4,828,018	—	4,828,018

Unallocated Items		55,673	(11,427)	44,246

Non-controlling Interest		1,935,139	(1,935,139)	—

Other Liabilities	(k)	815,875	592	816,467

Accounts	Balance	First-time IFRS Adjustment	IFRS Adjustment	IFRS Balance
Shareholders´ Equity Attributable to the Shareholders of the Group	39,300,204	1,891,028	72,945	41,264,177

Capital, Paid in Capital and Reserves	30,970,735	—	—	30,970,735

Other Comprehensive Income	—	284,182	(266,903)	17,279

Accumulated Retained Earnings	8,329,469	1,606,846	339,848	10,276,163

Shareholders´ Equity Attributable to Non-controlling Interests	—	1,402,007	534,575	1,936,582

Total Shareholders’ Equity	39,300,204	3,293,035	607,520	43,200,759

B. Reconciliation of the Statement of Comprehensive Income as of December 31, 2017

Accounts	Ref.	Balance	IFRS Adjustment	IFRS Balance
Net Income for the Year	Ps.	8,329,469	339,848	8,669,317

Financial Income	(a),(j)	45,220,022	(2,557,239)	42,662,783

Financial Expenses	(e),(a)	20,344,748	(1,100,804)	19,243,944

Provision for Loan Losses		5,204,993	(602,093)	4,602,900

Income from Services	(j)	21,102,581	(934,473)	20,168,108

Expenses from Services	(f)	6,627,679	(21,604)	6,606,075

Administrative Expenses	(a),(c),(d)	22,990,954	(1,516,142)	21,474,812

Others	(a),(b),(f)	2,130,207	196,399	2,326,606

Income Tax	(i)	4,954,967	(394,518)	4,560,449

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Other Comprehensive Income	Ps.	—	(266,903)	(266,903)

Changes in the Revaluation Surplus of Intangibles Property, Plant and Equipment		—	—	—

Cumulative Actuarial Gains or Losses for Post-Employment Defined Benefit Plans		—	—	—

Currency Transaction Adjustment		—	—	—

Income or Losses from Hedge Instruments –Cash Flows Hedge		—	—	—

Income or Losses from Hedge Instruments –Net Investment Hedge		—	—	—

Income or Losses from Financial Instruments at Fair Value with Changes in OCI (Other Comprehensive Income) (items 5.7.5 and 4.1.2A) of IFRS 9	(a)	—	(266,903)	(266,903)

Change in the Fair Value of financial liabilities carried at fair value through profit or loss attributable to Changes in Credit Risk. (item 5.7.7A) of IFRS 9		—	—	—

Total Comprehensive Income for the Year	Ps.	8,329,469	72,945	8,402,414

C. Explanations of the Most Significant Adjustments

(a) Change in Classification and Measurement of Financial Assets and Liabilities

The IFRS classifies all financial assets into three categories: those measured at amortized cost, those measured at fair value through other comprehensive income and those measured at fair value through profit or loss, based on the business model and the cash flow characteristics of instruments.

Grupo Financiero Galicia S.A.’s accounting policy under Argentine Central Bank regulations differs from the provisions set out by IFRS in the following aspects:

(i)	Government securities that are not included in the lists of volatilities issued by the Argentine Central Bank are valued at their acquisition cost increased on an exponential basis according to their I.R.R.

(ii)	Loans are recorded at acquisition cost plus interest accrued based on the contractual rate.

(iii)	Debt Securities added at par are recorded at their technical value.

(iv)	Participation certificates in trusts on which there is no significant influence or control have been valued taking into account the share in the assets, net of liabilities, that stem from the consolidated financial statements of the respective trusts, as modified by the effect that the application of Argentine Central Bank regulations has had thereon, when applicable; and

(v)	Unlisted debt securities and notes have been valued at their acquisition cost increased on an exponential basis according to their I.R.R.

As set out by IFRS 9, a company will classify financial assets, as measured subsequently at amortized cost, at fair value with through other comprehensive income or at fair value through profit or loss, based on:

•	the entity’s business model to manage financial assets; and

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

•	the characteristics of contractual cash flows of the financial asset.

According to the business model applied by Grupo Financiero Galicia S.A. and its subsidiaries for managing financial assets, they have been classified into the following categories:

1) Amortized Cost

The calculation of the amortized cost, as set out in IFRS 9, for Loans, Credit for Leases, Other Receivables and Liabilities related to the financial activity and Miscellaneous Receivables implies a decrease of Ps.285,497 in shareholder´s equity and an increase of Ps.14,186 in the Income Statement, respectively.

2) Fair Value through Other Comprehensive Income

The Company has classified the holding of government securities held by Financial Trust Galtrust I and Sudamericana Holding S.A. into this category. The effect represents an increase of Ps.42,781 in shareholder´s equity, an increase in the Income Statement of Ps.289,316, respectively, and a decrease of Ps.266,903 in Other Comprehensive Income.

3) Fair Value through the Profit or Loss

The Company has classified the following financial assets into this category: Holdings in government and private securities, in instruments issued by the Argentine Central Bank, in notes and certain investments in debt securities issued by financial trusts. The effect represents an increase of Ps.12,131 in shareholder´s equity and a decline of Ps.49,201 in the Income Statement.

(b) Equity Investments

As of December 31, 2017, the companies consolidated by Grupo Financiero Galicia S.A., pursuant to the framework established by the Argentine Central Bank, are as follows: Banco de Galicia y Buenos Aires S.A. and its subsidiaries, Sudamericana Holding S.A. and its subsidiaries, Galicia Administradora de Fondos S.A., Galicia Warrants S.A. and Net Investment S.A. (in liquidation). Under the application of IFRS 10, the above-mentioned companies will continue being consolidated because they continue being subject to the control concept mentioned in the international standards.

Upon using the equity method, each company’s financial statements as of December 31, 2016 and December 31, 2017 have been used. The shareholders’ equity arising from their financial statements has been adjusted for the effect the application of IFRS has had thereon. The effect of adjustments represents an increase of Ps.3,442,502 in the shareholder’s equity and an increase in the income statement of Ps.297,531.

Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. (both subsidiaries of Banco de Galicia y Buenos Aires S.A.) were no longer consolidated under IFRS 10 because such companies have been classified as held for sale in accordance with IFRS 5, as the respective transfer agreements are signed. They are measured at the lowest of book value or fair value less cost of sale. As concerns Tarjetas Regionales S.A. and its subsidiaries, as of December 31, 2017, these entities are deemed under the control of, and are hence consolidated with, Banco de Galicia y Buenos Aires S.A. However, effective since January 1, 2018, following the spin-off/merger of such company, it will no longer be under the control of Banco de Galicia y Buenos Aires S.A. and will be consolidated by Grupo Financiero Galicia S.A.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

(c) Bank Premises and Equipment and Miscellaneous Assets

By virtue of applying IFRS 1, the fair value of bank premises and equipment and investment property has been used as deemed cost as of the date of transition to IFRS, Following the date of transition to IFRS, an item of Bank Premises and Equipment and Miscellaneous Assets will be accounted for at cost, net of accumulated depreciation and accumulated impairment losses. Under Argentine Central Bank regulations, those assets are recorded at historical cost less their accumulated depreciation. The effect of these adjustments represents an increase of Ps.4,793,309 in the Shareholder’s equity and a decrease of Ps.32,468 in the Income Statement, as of December 31, 2017.

(d) Intangible Assets

According to IFRS, an intangible asset is an identifiable non-monetary asset that has no physical substance. In order to be recognized, the Bank should have control thereof and the asset should generate future economic benefits.

The effect of adjustments represents a decrease of Ps.843,972 in the Shareholder´s equity and an increase of Ps.41,381 in the Income Statement, due to the reversal of amortization charges arising from the application of the Argentine Central Bank regulations.

(e) Guarantees Granted

Under IFRS, the financial guarantees granted should be originally recognized at their fair value, which is equal to the commission earned in advance in most cases. Such amount is subsequently amortized on a straight-line basis over the life of the contract. At each year-end, the financial guarantees are measured by the highest of: (i) the value of the unaccrued commission as of fiscal year-end and (ii) the best estimate of the amount to be paid to terminate the contract discounted at its present value as of fiscal year-end.

Under Argentine Central Bank regulations, the commissions earned on financial guarantee agreements are charged to the Income Statement upon collection. The adjustment relates to the recognition of commissions for unaccrued guarantees at closing and the consequent reversal of the charge to the Income Statement made under Argentine Central Bank regulations. The effect of the adjustments related to Guarantees Granted represents an increase in assets and liabilities of Ps.163,466 and Ps.165,126, respectively.

(f) Other Adjustments

They correspond to labor, commercial and tax provisions, and the Quiero! customer loyalty program. The effect of adjustments represents an increase in liabilities and a decrease in the Income Statement of Ps.320,588 and Ps.253,423, respectively.

In addition, the balance of own debt held by the Company was adjusted by Ps.4,648 for, pursuant to IFRS 9, the liability is paid off when the issuer repurchases its own indebtedness.

(g) Repo and Reverse Repo Transactions

Reverse Repo Transactions

Under IFRS, the financial assets acquired through reverse repo transactions for which the risks and benefits have not been transferred shall be recognized as a loan granted.

Under Argentine Central Bank regulations, the instrument acquired is recognized upon making the transfer. The adjustment relates to the derecognition of the listed government security recorded in the amount of Ps.10,774,896, as well as the reversal of the liability recorded in other liabilities resulting from financial brokerage amounting to Ps.10,774,896.

(h) Consolidation

According to IFRS, an investor controls a subsidiary if it is exposed to or is entitled to variable returns due to its involvement in such entity and if it has the ability to use its power to affect the investor is return from its involvement with the investee. The adjustment related to interests in other companies relates to the consolidation of the Financial Trust Galtrust I and the Financial Trust Saturno Créditos, which are not considered subsidiaries under Argentine Central Bank regulations.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

(i) Miscellaneous Liabilities

Mainly relates to the adjustments to calculate the deferred tax. Under IFRS, the tax charge for the year includes current and deferred taxes. The current income tax is calculated based on the laws approved or substantially approved as of the balance sheet date. The deferred tax is recognized according to the liability method for the temporary differences that arise between the tax bases of assets and liabilities and their book values in the consolidated financial statements. However, the deferred tax liabilities are not recorded if they arise from the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction other than a business combination which, upon the transaction, does not affect book income or taxable income or loss. The deferred tax is determined using tax rates (and laws) approved or about to be approved as of the balance sheet date and that are expected to be applicable when the related deferred tax assets are realized or the deferred tax liabilities are settled. Under Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. recognizes the current tax for the fiscal year.

The tax effect of the deferred tax recognition as of December 31, 2017 gives rise to deferred assets amounting to Ps.557,871 and deferred liabilities amounting to Ps.659,495.

(j) Reclassifications

For the purposes of preparing this reconciliation, the Company has not made all reclassifications that would be required for appropriate disclosure under IFRS.

As of the reporting year-end, the main reclassifications identified in the balance sheet and the Income Statement are:

Leasehold Improvements:

According to the Argentine Central Bank regulations, leasehold improvements are disclosed under Intangible Assets. According to IFRS, leasehold improvements are part of Property, Plant and Equipment. Consequently, Ps.466,007 has been reclassified to Bank Premises and Equipment.

Commissions on Origination of Loans:

According to the Argentine Central Bank regulations, they are disclosed in Income from Services. According to IFRS 9, such commissions are part of the necessary cash flows to calculate I.R.R. on loans. Consequently, Ps.435,325 has been reclassified to Financial Income.

Equity Investments:

According to Prisma Medios de Pago S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on August 31, 2017, the shareholders wished to transfer all of the shares. Therefore, the amount of Ps.208,972 was reclassified to Miscellaneous Assets, as required by IFRS 5.

In addition, in accordance with the Argentine Central Bank regulations, Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. are disclosed in Equity Investments.The amount of Ps.943,535 was reclassified to Miscellaneous Assets, as required by IFRS 5.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

(k) Liabilities Recognized by Insurance Companies

Under IFRS, an insurance company will evaluate, at the end of the period reported whether it’s recognized liabilities are adequate using current estimates of future cash flows under its insurance contracts. If the assesment shows that the carrying amount of its liabilities for insurance contracts (less deferred acquisition costs and related intangible assets) is not adequate, considering the estimated future cash flows, the total amount of the deficiency will be recognized in the profit or loss.

Under Argentine Central Bank regulations, the accounting policies followed by the insurance company do not require performing a liability adequacy test (LAT) that meets the minimum conditions established by IFRS Pursuant to IFRS 4, in this case, the insurance company shall determine the adjustment of the carrying amount recorded according to the guidelines set out in IAS 37.

The related adjustment represents a Consolidated Financial Statements and the Income Statement increase of Ps.2,690.

(l) Liability from Purchase of Non-controlling Interests

As of December 31, 2017, the Bank recognized a financial liability for the purchase of a 6% interest in Tarjetas Regionales S.A. for an amount of Ps.919,935. IFRS 32, paragraph 23, sets forth that a commitment to buy own shares is to be accounted for as a financial liability for the present value of the redemption amount. The liability is recognized with its corresponding offsetting entry in equity, since the risks and rewards associated to the shares are retained by the non-controlling shareholders until the actual transfer of such shares.

IFRS 1

IFRS 1 allows entities that adopt IFRS for the first time to consider certain one-time exemptions from the principle of retrospective application of IFRS in force for financial statements as of December 31, 2018. Such exemptions have been established by the IASB to make the first application of those standards simpler.

Below are the optional exemptions applicable to Grupo Financiero Galicia S.A. and its subsidiaries under IFRS 1:

1.	Deemed Cost of Bank Premises and Equipment and Miscellaneous Assets: the fair value of real property classified as bank premises and equipment and miscellaneous assets has been adopted as deemed cost as of the date of transition to IFRS In addition, the Bank has used the option set forth in paragraph D5 of IFRS 1, making the measurement described only for certain items of property, plant and equipment.

2.	Business Combinations: The Company has opted for not applying IFRS 3“Business Combinations” retrospectively for business combinations prior to the date of transition to IFRS.

3.	Assets and liabilities of subsidiaries that have already applied IFRS: Tarjetas Regionales S.A. and its subsidiaries already apply IFRS; accordingly, the assets and liabilities of such subsidiaries in its consolidated financial statements have been measured for the same carrying amounts disclosed in their financial statements. The exemption set forth in paragraph D15b) ii) of IFRS 1 has been used for the remaining interests.

4.	The Bank has not used other exemptions available under IFRS 1.

Mandatory Exceptions to IFRS

Below are the mandatory exceptions applicable to Grupo Financiero Galicia S.A. and its subsidiaries under IFRS 1:

1.	Estimates: The estimates made by the Bank according to IFRS as of December 31, 2016 are consistent with the estimates made as of the same date according to the Argentine Central Bank’s accounting standards, considering what is described in paragraph 4 of Argentine Central Bank’s Communiqué “A” 6114 regarding the non-application of item 5.5 of IFRS 9.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

2.	Derecognition of financial assets and financial liabilities: The company applied the criteria of accounting derecognition of financial assets and liabilities under IFRS 9 prospectively. Therefore, derecognized assets and liabilities as of January 1, 2017 are not contemplated.

3.	Classification and measurement of financial assets: The company has considered the existing events and circumstances as of January 1, 2017 in its valuation of whether the financial assets meet the characteristics to be classified as assets measured at amortized cost or at fair value with changes in other comprehensive income.

4.	Other mandatory exceptions established by IFRS 1 that have not been considered because of not being applicable to the Grupo Financiero Galicia S.A. and its subsidiaries are:

•	Hedge accounting.

•	Non-controlling interests.

•	Embedded derivatives.

•	Government loans.

33. Subsequent events.

Spin-off/Merger Process of the Controlled Company, Tarjetas Regionales S.A., and its inclusion in Grupo Financiero Galicia S.A.

The General Extraordinary Shareholders’ Meeting of Banco de Galicia y Buenos Aires S.A. held on December 14, 2017 approved the corporate reorganization process consisting in splitting a portion of that entity’s shareholders’ equity made up of its shares held in Tarjetas Regionales S.A. representing 77% of its capital stock for its later inclusion in Grupo Financiero Galicia S.A.’s shareholders’ equity effective as from January 1, 2018.

Banco de Galicia y Buenos Aires S.A., under the provisions of Sections 7 and 15 of Financial Institutions Law No. 21526, as amended and supplemented, filed with the Argentine Central Bank the appropriate request for authorization. On January 19, 2018, such agency made a decision in this regard pointing out that no elements are noted that make such authorization necessary and there are no other considerations or objections to make, establishing that such company will continue to be under the Consolidated Supervision System.

The final spin-off/merger agreement was signed on January 23, 2018 and will not have any effect on the consolidated financial statement of Grupo Financiero Galicia.

Sale of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

On January 12, 2017, Grupo Financiero Galicia S.A. accepted an offer made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. to buy its whole non-controlling interest in Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.. On December 4, 2017, through Resolution No. 414, the Argentine Central Bank authorized such transaction. The sale of shares took place on February 2, 2018. As of March 26, 2018, the price was agreed on Ps.1,047,277. Under US GAAP purposes, the result of the sale generated a profit which amounted to Ps.178,671.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Banco Finansur S.A.

On January 12, 2018, the Argentine Central Bank informed Banco Galicia of its participation in the acquisition process of Banco Finansur S.A. under the terms of article 35 bis, Section II of Law N° 21526 (Restructuring of an entity in defense of bank deposits and credit). On March 9, 2018 the Argentine Central Bank confirmed the approval to the transfer of certain assets and liabilities of Banco Finansur to Banco Galicia.

Between November 9, 2017 and February 9, 2018, Banco Finansur S.A. (an Argentine private bank) was temporarily suspended to operate by the Argentine Central Bank.

Tarjeta Naranja S.A.’negotiable obligations

The following table shows the Tarjeta Naranja S.A’negotiable obligations issued as of April 10, 2018:

In thousands of Pesos, except for rates (%)	Currency	Maturity Date	Annual Interest Rate	Balances as of April 10, 2018
- Class XL Serie I (1)	Pesos	10-10-2019	25,98%	597,500
- Class XL Serie II(2)	Pesos	10-10-2020	Min. Rate 27%/Badlar + 3,69%	1,402,500

(1)	Principal and interest shall be paid upon maturity on October 10, 2019.
(2)	Interest shall be paid on a quarterly basis in arrears. Principal shall be paid upon maturity on October 10, 2020.

34. Summary of Significant Differences between Argentine Central Bank Rules and United States Accounting Principles.

The following is a description of the significant differences between Argentine Banking GAAP and US GAAP:

a. Income tax.

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and, therefore, income taxes for Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-banking subsidiaries have recognized a deferred tax asset as of December 31, 2017 and 2016.

In addition, the Group records as an asset the credit related with Minimum Presumed Income Tax (MPIT) amounting to Ps.8,912 and Ps.9,424 as of December 31, 2017 and 2016, respectively. The MPIT credit will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

For the purposes of US GAAP reporting, Grupo Galicia applies ASC 740-10 “Accounting for Income Taxes”. Under this guidance, income tax is recognized based on the assets and liabilities method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax basis of Grupo Galicia’s assets and liabilities. Deferred tax assets are recognized if it is more likely than not that such assets will be realized. As such, the US GAAP adjustment included: a) Deferred Income Taxes for banking companies not recorded for local purposes and; b) tax effects of the US GAAP adjustments included in the reconciliation between US GAAP and Argentine Banking GAAP.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Deferred tax assets (liabilities) are summarized as follows:

	December 31, 2017
	ASC 740-10 applied to Argentine GAAP balances		ASC 740-10 applied to US GAAP adjustments		US GAAP Deferred Tax total
Deferred tax assets
Allowance for loan losses – private sector		640,643		(87,173)		553,470
Intangible assets		—		210,993		210,993
Impairment of fixed assets and foreclosed assets		—		13,869		13,869
Liabilities		58,068		—		58,068
Others		(4,904)		50,550		45,646

Total gross deferred tax assets	Ps.	693,807	Ps.	188,239	Ps.	882,046

Deferred tax liabilities:
Investments		(185,362)		(60,083)		(245,445)
Local Depreciation of fixed assets		(125,657)		—		(125,657)
Others		(180,654)		—		(180,654)

Total gross deferred tax liabilities	Ps.	(491,673)	Ps.	(60,083)	Ps.	(551,756)

Net deferred income tax asset	Ps.	202,134	Ps.	128,156	Ps.	330,290

	December 31, 2016
	ASC 740-10 applied to Argentine GAAP balances		ASC 740-10 applied to US GAAP adjustments		US GAAP Deferred Tax total
Deferred tax assets
Allowance for loan losses – private sector		384,082		(2,311)		381,771
Intangible assets		—		324,233		324,233
Impairment of fixed assets and foreclosed assets		—		16,669		16,669
Liabilities		285,900		—		285,900
Others		(4,904)		26,719		21,815

Total gross deferred tax assets	Ps.	665,078	Ps.	365,310	Ps.	1,030,388

Deferred tax liabilities:
Investments		(148,529)		—		(148,529)
Others		(180,838)		—		(180,838)

Total gross deferred tax liabilities	Ps.	(329,367)	Ps.	—	Ps.	(329,367)

Net deferred income tax asset	Ps.	335,711	Ps.	365,310	Ps.	701,021

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax, calculated on the basis of US GAAP for the fiscal years ended December 31, 2017, 2016 and 2015:

	December 31,
	2017		2016		2015
Income before taxes and non-controlling interest	Ps.	14,777,948	Ps.	9,815,581	Ps.	7,353,525
Tax rate in forcé		35%		35%		35%
Result for the year at the tax rate		5,172,282		3,435,453		2,573,734
Permanent tax differences (*)		(4,029)		(59,968)		73,242

Income tax expense	Ps.	5,168,253	Ps.	3,375,485	Ps.	2,646,976

(*)	Includes permanent differences originated in operation of shares and non-taxable dividends.

According to the taxable income projections, the Group estimates that it is more likely than not that it will recover the temporary differences and the credit recorded regarding Presumed Minimum Income Tax with future taxable income. Therefore, no valuation allowance was provided against the deferred tax assets and presumed minimum income tax.

ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition for uncertain tax positions taken or expected to be taken in a tax return. As of December 31, 2017 and 2016, there were no uncertain tax positions.

The Group classifies income tax-related interest and penalties as income taxes in the financial statements.

The following table shows the tax years open for examination as of December 31, 2017, by major tax jurisdictions in which the Group operates:

Jurisdiction	Tax year
Argentina	2012 – 2017

b. Commissions on loans.

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs. In accordance with US GAAP under ASC 310, loan origination fees net of certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and US GAAP as of December 31, 2017 and 2016 amounted to Ps.(179,264) and Ps.(81,904), respectively.

c. Intangible assets.

Goodwill – Recognition and amortization

The following table summarizes the US GAAP shareholders’ equity adjustments as of December 31, 2017 and 2016:

	December 31,
	2017		2016
Goodwill recognition (1)		—		(4,899)
Reversal of amortizations (2)		51,553		50,810

Total	Ps.	51,553	Ps.	45,911

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

(1)	Under Argentine Banking GAAP the Company recognized as goodwill the excess paid over book value in the acquisition of non-controlling interest of subsidiaries. Under US GAAP such transactions were treated as equity transactions. Also, the amount includes goodwill recognized under Argentine Banking GAAP, which should be reversed for US GAAP purposes.
(2)	Goodwill is amortized for Argentine Banking GAAP purposes. Under US GAAP, according to ASC 350-20, goodwill is not longer amortized. However, ASC 350 requires that goodwill should be reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and adjusted in case that impairment is detected. Goodwill amortization recorded under Argentine Banking GAAP has been reversed for US GAAP purposes. During the years ended December 31, 2017 and 2016, no impairment was recorded.

Software costs

Under US GAAP, ASC 350-40 defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only the second stage costs should be capitalized. Under Argentine Banking GAAP, the Bank capitalized costs relating to all three of the stages of software development.

Under U.S GAAP, the relatives costs related to the first and third stages are expensed as incurred, and in addition, the amortization of such capitalized expenses recorded under Argentine Banking GAAP has been reversed.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and US GAAP as of December 31, 2017 and 2016 is as follows:

	December 31,
	2017		2016
Capitalized cost expensed for US GAAP purposes		(973,208)		(1,097,669)
Amortization adjustments		129,236		171,288

Total	Ps.	(843,972)	Ps.	(926,381)

d. Loan loss reserves.

Loans to the non-financial private sector and residents abroad

For the purposes of analyzing our loan loss reserve under US GAAP, the Bank divides the loan portfolio into performing and non-performing commercial and consumer loans.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

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

To calculate the allowance required for all other commercial and consumer impaired loans and unimpaired loans, the Bank performs an analysis of historical losses from consumer and performing commercial loan portfolios in order to estimate losses for US GAAP purposes, resulting from loan losses that had been incurred in such loan portfolios at the balance sheet date but which had not been individually identified. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses. Many factors can affect the Bank’s estimates of allowance for loan losses, including volatility of default probability, migrations and estimated loss given default.

Allowances on homogeneous loan portfolios are established based on probability of default, which is defined as the probability of the debtor within a specific loan portfolio or segment and rating, defaulting on its obligations within the next twelve (12) months. Under US GAAP, this probability of default is determined by analyzing estimated defaults or foreclosures based on portfolio trends, historical losses, and client’s payment behavior.

d.i. Allowance for Credit Losses and Recorded Investments in Financial Receivables

The following table presents the allowance for loan losses and the related carrying amount of Financial Receivables for the years ended December 31, 2017 and 2016, respectively:

	As of December 31, 2017
	Consumer Loan Portfolio	Commercial Loan Portfolio	Total
Allowances for loan losses:
Beginning balance	4,566,137	193,559	4,759,696
Discontinued Operations	(594,505)	—	(594,505)

Beginning balance without Discontinued Operations	3,971,632	193,559	4,165,191
Charge-offs	(2,835,302)	(12,328)	(2,847,630)
Recoveries	—	—	—
Foreign exchange effect	—	—	—
Provision	3,845,740	93,629	3,939,369

Ending balance without Discontinued Operations	4,982,070	274,860	5,256,930
Discontinued Operations	594,505	—	594,505
Total Ending balance	5,576,575	274,860	5,851,435

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Ending balance- individually evaluated for impairment without Discontinued Operations		—		159,566		159,566
Ending balance- collectively evaluated for impairment without Discontinued Operations		4,982,070		115,294		5,097,364

Financing receivables:
Discontinued Operations		7,681,427		—		7,681,427
Ending balance without Discontinued Operations		122,760,899		78,039,948		200,800,847

Ending balance: individually evaluated for impairment		—		410,634		410,634
Ending balance: collectively evaluated for impairment		122,760,899		77,629,314		200,390,213

	As of December 31, 2016
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowances for loan losses:	Ps.		Ps.		Ps.
Beginning balance		3,412,993		184,930		3,597,923
Charge-offs		(1,935,065)		(189,729)		(2,124,794)
Recoveries		—		—		—
Foreign Exchange effect and other adjustments		—		—		—
Provision		3,088,209		198,358		3,286,567

Ending balance	Ps	4,566,137		193,559		4,759,696

Ending balance- individually evaluated for impairment		—		97,449		97,449
Ending balance-collectively evaluated for impairment		4,566,137		96,110		4,662,247

Financing receivables:
Ending balance		96,026,410		49,437,900		145,464,310
Ending balance: individually evaluated for impairment		—		212,036		212,036
Ending balance: collectively evaluated for impairment	Ps.	96,026,410		49,225,864		145,252,274

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

d.ii. Loan Charge-offs and recoveries

Under Argentine Banking GAAP, recoveries on previously charged-off loans are recorded directly to income and the amount of charged-off loans in excess of amounts specifically allocated is recorded as a direct charge to the Income Statement. The Group does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value. Under US GAAP, all charge off and recovery activity is recorded through the allowance for loan loss account. Further, loans are generally charged to the allowance account when all or part of the loan is considered uncollectible. In connection with loans in judicial proceedings, resolution through the judicial system may span several years. Loans in judicial proceedings, greater than three years as of December 31, 2017 and December 31, 2016 amounted to Ps.7,797 and Ps.9,867, respectively.

Under US GAAP these loans were completely provisioned. The Group also classified loans, many of which are in judicial proceedings, which amounted to approximately Ps.721,242 and Ps.604,369 as of December 31, 2017 and December 31, 2016 respectively, as uncollectible, although the Group may hold preferred guarantees. Therefore, the balance of loans and allowance for loan losses would be decreased by these amounts.

d.iii. Impaired Loans

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

The following table discloses the amounts of loans considered impaired in accordance with ASC 310, as of December 31, 2017 and 2016:

	As of December 31, 2017
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps	45,746	Ps	43,601	Ps	—

With an allowance recorded:
Commercial
Impaired Loans	Ps	364,888	Ps	347,216	Ps	159,566

Total	Ps	410,634	Ps	390,817	Ps	159,566

	As of December 31, 2016
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps	35,450	Ps	34,997	Ps	—

With an allowance recorded:
Commercial
Impaired Loans	Ps	176,586	Ps	148,694	Ps	97,449

Total	Ps	212,036	Ps	183,691	Ps	97,449

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

The average recorded investments for impaired loans were Ps.476,673 and Ps.453,284 for the years ended December 31, 2017 and 2016, respectively

The interest income recognized on impaired loans amounted to Ps.14,139, Ps.9,994 and Ps.6,576 for the years ended December 31, 2017, 2016 and 2015, respectively.

d.iv. Non-accrual Loans

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk” and “Uncollectible” and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”and “Uncollectible” or those in other categories where credit risk analysis shows that interest would not be recoverable.

The following table represents the amounts of nonaccruals, segregated by class of loans, as of December 31, 2017 and 2016, respectively:

	As of December 31,
	2017		2016
Consumer
Advances	Ps	143,169	Ps	95,544
Promissory Notes		208,857		105,191
Mortgage Loans		23,042		14,998
Personal Loans		503,702		501,387
Credit Card Loans		3,061,986		2,858,308
Other Loans		52,572		18,041

Total Consumer	Ps	3,993,328	Ps	3,593,469

Commercial
Impaired Loans		359,620		184,639

Total Commercial	Ps	359,620	Ps	184,639

Total Non-accrual loans	Ps	4,352,948	Ps	3,778,108

An aging analysis of past due loans, segregated by class of loans, as of December 31, 2017 and 2016 is as follows:

	As of December 31, 2017
	30-90 Days Past Due	91-180 Days Past Due	181-360 Days Past Due	Greater than 360	Total Past Due	Current	Total Financing
Consumer
Advances	45,829	61,844	34,174	47,151	188,998	1,589,058	1,778,056
Promissory Notes	68,970	60,422	94,484	53,951	277,827	10,435,306	10,713,133
Mortgage Loans	11,117	739	1,570	20,733	34,159	4,087,513	4,121,672
Personal Loans	354,768	245,088	225,985	32,629	858,470	18,162,892	19,021,362
Credit Card Loans	1,835,281	1,105,194	1,426,896	529,896	4,897,267	79,770,389	84,667,656

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Other Loans	15,849	9,865	24,453	18,254	68,421	2,390,599	2,459,020

Total Consumer Loans	2,331,814	1,483,152	1,807,562	702,614	6,325,142	116,435,757	122,760,899

Commercial:
Performing Loans	—	—	—	—	—	77,629,314	77,629,314
Impaired loans	—	113,889	68,046	130,899	312,834	97,800	410,634

Total Commercial Loans	—	113,889	68,046	130,899	312,834	77,727,114	78,039,948

Total	2,331,814	1,597,041	1,875,608	833,513	6,637,976	194,162,871	200,800,847

	As of December 31, 2016
	30-90 Days Past Due	91-180 Days Past Due	181-360 Days Past Due	Greater than 360	Total Past Due	Current	Total Financing
Consumer
Advances	31,711	40,741	34,769	20,034	127,255	971,878	1,099,133
Promissory Notes	55,544	44,294	43,627	17,270	160,735	7,646,571	7,807,306
Mortgage Loans	4,910	2,551	11,313	1,134	19,908	663,514	683,422
Personal Loans	340,118	211,806	208,683	80,898	841,505	12,449,464	13,290,969
Credit Card Loans	1,587,369	1,085,669	1,308,449	464,190	4,445,677	67,571,390	72,017,067
Other Loans	7,180	6,495	7,591	3,955	25,221	1,103,292	1,128,513

Total Consumer Loans	2,026,832	1,391,556	1,614,432	587,481	5,620,301	90,406,109	96,026,410

Commercial:
Performing Loans	—	—	—	—	—	49,225,864	49,225,864
Impaired loans	5,726	15,415	84,396	88,063	193,600	18,436	212,036

Total Commercial Loans	5,726	15,415	84,396	88,063	193,600	49,244,300	49,437,900

Total	2,032,558	1,406,971	1,698,828	675,544	5,813,901	139,650,409	145,464,310

d.v. Credit Quality Indicators

The following tables contain the loan portfolio classification by credit quality indicator set forth by the Argentine Central Bank,

Commercial Portfolio:

Loan Classification	Description
1. Normal Situation	The debtor is widely able to meet its financial obligations, demonstrating significant cash flows, a liquid financial situation, an adequate financial structure, a timely payment record, competent management, available information in a timely, accurate manner and satisfactory internal controls, The debtor is in the upper 50% of a sector of activity that is operating properly and has good prospects.

2. With Special Follow-up	Cash flow analysis reflects that the debt may be repaid even though it is possible that the customer’s future payment ability may deteriorate without a proper follow-up.

This category is divided into two subcategories:

(2.a) Under Observation (2.b) Under Negotiation or Refinancing Agreements.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

The following tables show the loan balances categorized by credit quality indicators for the years ended December 31, 2017 and 2016:

	As of December 31, 2017
	“1”	“2”	“3”	“4”	“5”
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	1,589,058	45,829	61,844	34,174	47,151	1,778,056
Promissory Notes	10,435,306	68,970	60,422	94,484	53,951	10,713,133
Mortgage Loans	4,087,513	11,117	739	1,570	20,733	4,121,672
Personal Loans	18,162,892	354,768	245,088	225,985	32,629	19,021,362
Credit Card Loans	79,770,389	1,835,281	1,105,194	1,426,896	529,896	84,667,656
Other Loans	2,390,599	15,849	9,865	24,453	18,254	2,459,020

Total Consumer Loans	116,435,757	2,331,814	1,483,152	1,807,562	702,614	122,760,899
Commercial:
Performing loans	77,622,335	6,979	—	—	—	77,629,314
Impaired loans	—	51,014	156,088	184,904	18,628	410,634

Total Commercial Loans	77,622,335	57,993	156,088	184,904	18,628	78,039,948

Total Financing Receivables	194,058,092	2,389,807	1,639,240	1,992,466	721,242	200,800,847

	As of December 31, 2016
	“1”	“2”	“3”	“4”	“5”
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	971,878	31,711	40,741	34,769	20,034	1,099,133
Promissory Notes	7,646,571	55,544	44,294	43,627	17,270	7,807,306
Mortgage Loans	663,514	4,910	2,551	11,313	1,134	683,422
Personal Loans	12,449,464	340,118	211,806	208,683	80,898	13,290,969
Credit Card Loans	67,571,390	1,587,369	1,085,669	1,308,449	464,190	72,017,067
Other Loans	1,103,292	7,180	6,495	7,591	3,955	1,128,513

Total Consumer Loans	90,406,109	2,026,832	1,391,556	1,614,432	587,481	96,026,410

Commercial:
Performing loans	49,136,725	89,139	—	—	—	49,225,864
Impaired loans	—	27,397	75,468	92,283	16,888	212,036

Total Commercial Loans	49,136,725	116,536	75,468	92,283	16,888	49,437,900

Total Financing Receivables	139,542,834	2,143,368	1,467,024	1,706,715	604,369	145,464,310

Loans are considered non-accrual when they are categorized by credit quality as “with problems” or “medium risk” or worse.

Loans past due 90 days or more and still accruing amounted Ps.391,898 and Ps.118,788 as of December 31, 2017 and 2016.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

As of December 31, 2017 and 2016, the total shareholders’ equity adjustment for loan impairment-private sector was as follows:

	Argentine Banking GAAP		US GAAP		Adjustment
December 31, 2016	Ps.	4,766,300	Ps.	4,759,696	Ps.	6,604

Variances		1,644,048		1,091,739		552,309

December 31, 2017	Ps.	6,410,348	Ps.	5,851,435	Ps.	558,913

d.vi. Trouble Debt Restructuring disclosures

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

In 2017 there were 4 restructuring transactions affecting commercial debtors whose financial situation had deteriorated. As of the date of issuance of these Consolidated Financial Statements, 3 of these debtors are in default of their payment obligations.

As for the consumer segment, all the restructuring transactions effected during 2017 had the following characteristics: (i) the debtor had paid, at a minimum, one installment in advance in order to qualify to the restructuring of its debt; (ii) the Bank and the Regional Cards made sure before the restructuring that the debtor’s monthly payment capacity would be able to absorb the new monthly paying obligation resulting from the restructuring; (iii) the guarantees in force were in all cases maintained or, in the case of loans without guarantees, the execution capacity for the loan was improved; and (iv) all the restructurings in force are arranged in consecutive monthly payments, with a minimum of six months and a maximum of 60 months.

The following tables present for the periods ended as of December 31, 2017 and 2016, the financing receivables modified as troubled debt restructurings in 2017 and 2016:

	December 31, 2017
	Number of Loans	Investment recorded	Allowances
Commercial
Performing loans	1	28,384	1,149
Impaired loans	3	79,115	22,067

Total Commercial	4	107,499	23,216

Consumer
Advances	2	93	63
Promissory Notes	231	103,621	23,174
Mortgage Loans	—	—	—
Personal Loans	25,832	1,256,763	244,600
Credit Cards Loans	480,554	6,522,123	1,477,074

Total Consumer	506,619	7,882,600	1,744,911

TOTAL	506,623	7,990,099	1,768,127

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

	December 31, 2016
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

The following tables present for the periods ended as of December 31, 2017 and 2016, the financing receivables modified as troubled debt restructurings within the previous twelve months and for which there was a payment default during the year:

	December 31, 2017
	Number of Loans	Investment recorded	Allowances
Commercial
Performing loans	2	16,663	782
Impaired loans	1	11,728	3,170

Total Commercial	3	28,391	3,952

Consumer
Promissory Notes	28	9,962	3,659
Personal Loans	1,686	47,130	15,585
Credit Cards Loans	63,842	667,557	422,661

Total Consumer	65,556	724,649	441,905

TOTAL	65,559	753,040	445,857

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

	December 31, 2016
	Number of Loans	Investment recorded	Allowances
Commercial
Performing loans	—	—	—
Impaired loans	6	50,588	50,588

Total Commercial	6	50,588	50,588

Consumer
Advances	281	14,236	—
Promissory Notes	185	28,132	6,630
Mortgage Loans	5	4,528	1,071
Personal Loans	11,765	184,028	18,995
Credit Cards Loans	57,533	549,184	378,837
Other Loans	1	588	—

Total Consumer	69,770	780,696	405,533

TOTAL	69,776	831,284	456,121

e. Government securities

The following table summarizes the US GAAP adjustment related to government securities, as of December 31, 2017 and 2016:

	December 31, 2017			December 31, 2016
	Book Value Argentine Banking GAAP	Fair Value – Book value under US GAAP	Shareholders’s Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under US GAAP	Shareholders’s Equity Adjustment
Government securities	3,610,170	3,609,946	(224)	2,728,042	2,739,660	11,618
Securities issued by the Argentine Central Bank Recorded at their Acquisition Cost plus I.R.R	—	—	—	6,973,364	6,967,780	(5,584)

Total	3,610,170	3,609,946	(224)	9,701,406	9,707,440	6,034

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Government securities and securities issued by the Argentine Central Bank

As of December 31, 2017 and 2016 under Argentine Banking GAAP the Group holds government securities which are classified under the caption “Holdings Recorded at their Acquisition Cost plus I.R.R”. The Group also holds some securities issued by the Argentine Central Bank, classified under the caption “Securities issued by the Argentine Central Bank”, which are recorded at their cost plus I.R.R. as they have not been included in the information about volatilities or present values issued by the Argentine Central Bank.

For US GAAP purposes, these securities were classified as trading and accounted for at its fair value with changes recorded in the Income Statement and certain securities were classified as available for sale and measured at fair value with changes recorded in Other Comprehensive Income.

f. Items in process of collection

The Bank does not give accounting recognition to checks drawn on the Bank or other banks, or other items to be collected until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. US banks, however, account for such items through balance sheet clearing accounts at the time the items are presented to the Bank.

Grupo Galicia’s assets and liabilities would be increased by approximately Ps.28,228,662 and Ps.22,882,600 applying US GAAP at December 31, 2017 and 2016, respectively.

g. Securitizations.

The following table summarizes the adjustment for US GAAP purposes related to securitization transactions as of December 31, 2017 and 2016:

	December 31, 2017			December 31, 2016
	Book Value Argentine Banking GAAP	Fair Value – Book value under US GAAP	US GAAP Shareholders’s Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under US GAAP	US GAAP Shareholders’s Equity Adjustment
	(in thousands of Ps,)
Galtrust I	96,481	140,652	44,171	504,874	540,858	35,984
Saturno Trust	17,360	21,958	4,598	23,360	25,288	1,928

	113,841	162,610	48,769	528,234	566,146	37,912

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

Under Argentine Banking GAAP, this transaction was accounted for as sales and the participation certificates retained by the Bank are recorded at the present value of cash flows discounted by the I.R.R. of instruments with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual is recorded in an asset offset account. The participation certificates are recorded under Argentine Central Bank rules in the caption “Other Receivables from Financial Brokerage”, and its balance as of December 31, 2017 and 2016, was Ps.96,481 and Ps.504,874, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

In accordance with ASC 810, the Group was deemed to be the primary beneficiary of this trust and, therefore, the Bank reconsolidated the assets and liabilities of the mentioned trust. Upon consolidation, the Bogar Bonds were classified as available-for-sale securities and measured at fair value with changes recorded in other comprehensive income. The profit and loss impact is generated by the reclassification of Other comprehensive income to the net income as a consequence of the amortization of the Bogar Bonds 2018.

Others

Under Argentine Banking GAAP, certain loans that the Group had in its portfolio were transferred to Saturno Trust. In exchange for the loans transferred, the Group received all the participation certificates, which were accounted for at cost. According to this criterion, as of December 31, 2017 and December 31, 2016 Saturno Trust was recorded under caption “Other Receivables from Financial Brokerage” for an amount of Ps.17,360 and Ps.23,360, respectively.

In accordance with ASC 810, the Group was deemed to be the primary beneficiary of this trust and, therefore, the Bank reconsolidated the assets and liabilities of the mentioned trust. Upon consolidation, the loans have been measured at amortized cost with its corresponding allowance for loan losses measured in accordance with ASC 310.

Additional information required by US GAAP

The table below presents the aggregated assets and liabilities of the financial trusts which have been consolidated for US GAAP purposes:

	December 31,
	2017		2016
Cash and due from banks	Ps.	43,393	Ps.	36,083
Government securities and Promissory Notes		96,481		504,874
Loans		17,360		23,360
Investments		1,527		5,181
Other assets		5,605		563

Total Assets	Ps.	164,366	Ps.	570,061

Participation Certificates		162,610		566,146
Other liabilities		1,756		3,915

Total Liabilities	Ps.	164,366	Ps.	570,061

The Group’s maximum loss exposure, which amounted to Ps.164,366 and Ps.570,061 as of December 31, 2017 and 2016, respectively, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Group’s balance sheet.

h. Acceptances.

Under Argentine Banking GAAP, acceptances are accounted for in memorandum accounts. Under US GAAP, third party liability for acceptances should be included in “Other Receivables Resulting from Financial Brokerage” representing Group customers’ liabilities on outstanding drafts or bills of exchange that have been accepted by the Group.

The Group’s assets and liabilities would be increased by approximately Ps.456,567 and Ps.586,180, had US GAAP been applied as of December 31, 2017 and 2016, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

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

Foreclosed assets are carried at the lower of cost and fair value. In 2002, the Group recorded a valuation allowance reflecting a decrease in the market values of its foreclosed properties.

As of December 31, 2017 and 2016, no additional impairment was recorded in real estate properties and foreclosed assets.

The Argentine Banking GAAP depreciation for 2017 and 2016 of the assets impaired in 2002 has been reversed for US GAAP purposes.

Therefore, the Shareholders’ Equity adjustment between Argentine Banking GAAP and US GAAP as of December 31, 2017 and 2016 amounted to Ps. (46,230) and Ps. (47,625), respectively.

j. Equity investments in other companies

Under Argentine Banking GAAP, the equity investments in companies where significant influence exists are accounted for under the equity method. The remaining investments have been accounted for under the cost method, taking their equity method value as a limit in book value.

For US GAAP purposes, under ASC 323, Investments – Equity Method and Joint Ventures, the Group should determine if any factors are present that might indicate the fair value of the investment has been negatively impacted during the fiscal year. If it is determined that the fair value of an investment is less than the related company’s value, an impairment of the investment must be recognized.

As of December 31, 2017 and 2016, the Group concluded that the carrying amount of certain investments would not be recoverable and, therefore, an impairment loss was recorded for US GAAP purposes. In addition the Group concluded that under US GAAP, significant influence is exercised over its investment in Prisma Medios de Pago S.A. and, therefore, accounted for such investment under the equity method.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and US GAAP as of December 31, 2017 and December 31, 2016 amounted to Ps.195,681 and Ps.(14,365), respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

j.1 Liability from Extinguishment of non-controlling interest

As of December 31, 2017, the Bank recognized a financial liability for the commitment to purchase a 6% interest in Tarjetas Regionales S.A. in the amount of Ps.919,935. ASC 480 sets forth that a commitment to purchase non-controlling interest should be accounted for as a financial liability at fair value. The non-controlling interest is derecognized and the differences with the carrying value is recognized as additional paid in capital.

k. Financial Guarantees

Other Financial Guarantees.

The Bank issues financial guarantees, which are obligations to pay to a third party when a customer fails to repay its obligation.

Under Central Bank rules, guarantees issued are recognized as liabilities when it is probable that the obligation undertaken by the guarantor will be performed.

Under US GAAP, FASB ASC 460 “Guarantees” requires that at inception of a guarantee, a guarantor recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. Such liability at inception is deemed to be the fee received by the Group with an offsetting entry equal to the consideration received. Subsequent reduction of liability is based on an amortization method as the Group is decreasing its risk. As of December 31, 2017 and 2016, the fair value of the guarantees less the estimated proceeds from collateral amounted to Ps.(1,660) and Ps.(469), respectively. The Net income adjustment as of December 31, 2017 and 2016 amounted to Ps.(1,191) and Ps.826, respectively.

l. Non-controlling interest

Under Argentine Banking GAAP, the non-controlling interest is required to be disclosed as a component of the liabilities. Under US GAAP, non-controlling interest should be reported as a separate component within equity in the consolidated financial statements. Additionally, consolidated net income and comprehensive income are reported with separate disclosure of the amounts attributable to the parent company and to the non-controlling interest. The non-controlling interest in accordance with Argentine Banking GAAP has been reclassified for US GAAP reconciliation purposes.

Also, non-controlling interest under US GAAP reflects the effect in non controlling interest of all the other US GAAP adjustments discussed.

m. Foreign Debt Restructuring

On May 18, 2004, the Group completed the restructuring of its foreign debt. As a result of this restructuring, the Group recorded a Ps.142.5 million gain under Argentine Banking GAAP.

For US GAAP purposes, the restructuring is accounted for in each of two steps. The first step of the restructuring required the holders of the Group’s debt to exchange its old debt for new debt in two tranches. Pursuant to “Determining Whether a Debtor’s Modification or Exchange of Debt Instruments is within the scope of ASC 470), the Group did not receive any concession from the holders of the debt and therefore, the first step restructuring was not considered a trouble debt restructuring. Pursuant to “Debtors Accounting for a Modification or Exchange of Debt Instruments” ASC 470-50, the first step of the restructuring was accounted for as a modification of the old debt and therefore the Group did not recognize any gain or loss. The second step of the restructuring offers the holders of the Group’s debt issued in the first step explained above to exchange it for new securities including cash, Boden 2012 Bonds and equity shares of the Group. Pursuant to US GAAP this second step, the restructuring was accounted for in accordance with “Accounting by Debtors and Creditors for Trouble Debt Restructurings” ASC 310-40, as a partial settlement of the debt through the transfer of certain assets and equity at its fair value. After deducting the considerations used to repay the debt, ASC 310-40 requires the comparison of the future cash outflows of the restructured debt and the carrying of the debt at the restructuring date.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

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

As a result, under US GAAP, the carrying amount of the restructured debt is greater than the amount recorded under Argentine Banking GAAP. Therefore, under US GAAP, a new effective interest rate was determined to reflect the present value of the future cash payments of the restructured debt.

Furthermore, under US GAAP, expenses incurred in a troubled debt restructuring are expensed as incurred. Expenses related to the issuance of equity were deducted directly from the shareholder’s equity.

During 2010, the Group repurchased part of the debt maturing in 2010 and 2014. In addition, Negotiable Obligations were repaid in advance. For US GAAP purposes, these transactions were considered as an extinguishment of debt. Therefore, the US GAAP adjustment recorded in previous years related to the debt extinguished was reversed in 2010, generating a gain of approximately Ps. 34,462 included in 2010 US GAAP net income reconciliation.

During 2011, the Group paid in advance the interest capitalized related to the Subordinated Negotiable Obligation for an amount of approximately US$95.8 million. This amount was originally scheduled to be paid in 2014. This advance payment does not constitute a modification of terms of the Negotiable Obligation for US GAAP purposes.

During 2016, the Group have paid in advance the Subordinated Negotiable Obligation, which was originally scheduled to be paid in 2019. Consequently no shareholders’ equity adjustment was recorded as of December 31, 2017 and 2016.The Income Statement’ adjustment as of December 31, 2016 and 2015, amounted to Ps.69,216 and Ps.(13,401), respectively.

n. Repurchase Agreements and Reverse Repurchase Agreements (“Repos and Reverse Repos”).

Under Argentine Banking GAAP, the Group derecognizes the securities transferred under the repurchase agreement and records an asset related to the future repurchase of these securities. Contemporaneously, the Group records a liability related to the cash received in the transaction. As of December 31, 2017, the adjustment related to the derecognition of the securities amounted to Ps.10,774,896, as well as the reversal of the liability recorded in other liabilities resulting from financial brokerage amounted to Ps.10,774,896.

The asset related to securities to be repurchased is measured as the same criteria as the transferred securities.

Similar treatment applies to reverse repo agreements.

For US GAAP purposes these transactions have not qualified as true sales and therefore these transactions were classified as trading and recorded at fair value.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

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

Determination of Fair Value

Fair value is based upon quoted market prices in active markets, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves, option volatilities and currency rates. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, the Bank’s creditworthiness, liquidity and unobservable parameters that are applied consistently over time.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Assets

a) Government securities and other investments

Listed investment securities: where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities include national and province governments bonds, instruments issued by Argentine Central Bank and corporate securities.

Other investments securities: as quoted market prices are not available, then fair values are estimated by using a discounted cash flow model which includes assumptions based upon projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and contractual interest paid to third-party investors. These are classified within level 3 of the valuation hierarchy.

b) Securitizations

As of December 31, 2017 and 2016 the caption includes the consolidated assets of Galtrust I. The fair value was determined by using the fair value of the underlying assets (Bogar bonds which are traded in Buenos Aires Stock Exchange). Therefore, these are classified within level 1 of the valuation hierarchy.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

c) Derivatives Financial Instruments

Forward transactions traded in autoregulated markets are made through recognized exchange markets, such as MAE and ROFEX.

The general settlement method for these transactions does not require delivery of the traded underlying asset. Rather, settlement is carried on a daily basis for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income. Therefore, they are classified in Level 2 of the fair-value hierarchy.

Forward transactions conducted directly with customers are recorded as the difference between the agreed foreign currency exchange rate and an average between such exchange rate at the end of the year according with the future prices published by ROFEX and MAE. Therefore, they are classified in Level 2 of the fair-value hierarchy.

Liabilities

d) Derivatives Financial Instruments

Forward transactions traded in autoregulated markets are made through recognized exchange markets, such as MAE and ROFEX.

The general settlement method for these transactions does not require delivery of the traded underlying asset. Rather, settlement is carried on a daily basis for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income. Therefore, they are classified in Level 21 of the fair-value hierarchy.

Forward transactions conducted directly with customers are recorded as the difference between the agreed foreign currency exchange rate and an average between such exchange rate at the end of the year according with the future prices published by ROFEX and MAE. Therefore, they are classified in Level 2 of the fair-value hierarchy.

Items measured at fair value on a recurring basis

The following table presents the financial instruments carried at fair value as of December 31, 2017 and 2016, for US GAAP purposes by ASC 820-10 valuation hierarchy (as described above).

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Balances as of December 31, 2017	Total fair value		Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS
a) Government securities and other investments
a.1) Holdings recorded at fair value
Government Securities recorded at Fair Value	Ps.	11,325,258	11,160,043	—	165,215
a.2) Securities issued by Argentine Central Bank	Ps.	18,350,743	18,350,743	—	—
b) Securitizations
b.1) Galtrust I (*)	Ps.	140,652	140,652	—	—
b.2) Other Investments (**)	Ps.	21,958	—	—	21,958
c) Derivatives financial instruments	Ps.	525,349	—	525,349	—

TOTAL ASSETS AT FAIR VALUE	Ps.	30,363,960	29,651,438	525,349	187,173

LIABILITIES
d) Derivatives financial instruments	Ps.	(573,218)	—	(573,218)	—

TOTAL LIABILITIES AT FAIR VALUE	Ps.	(573,218)	—	(573,218)	—

(*)	The Ps.140,652 corresponds to the fair value of the Bogar Bonds recorded as an asset in Galtrust I.
(**)	This amount is related to the fair value of participation certificates of Saturno Trust.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Balances as of December 31, 2016	Total fair value		Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS
a) Government securities and other investments
a.1) Holdings recorded at fair value
Government Securities recorded at Fair Value	Ps.	7,751,763	6,368,225	1,070,472	313,066
a.2) Securities issued by Argentine Central Bank	Ps.	8,543,984	8,543,984	—	—
b) Securitizations		540,858	540,858	—	—
b.1) Galtrust I (*)	Ps.
b.2) Other Investments (**)	Ps.	25,288	—	—	25,288
c) Derivatives financial instruments	Ps.	111,287	—	111,287	—

TOTAL ASSETS AT FAIR VALUE	Ps.	16,973,180	15,453,067	1,181,759	338,354

LIABILITIES
d) Derivatives financial instruments	Ps.	(141,013)	—	(141,013)	—

TOTAL LIABILITIES AT FAIR VALUE	Ps.	(141,013)	—	(141,013)	—

(*)	The Ps. 540,858 corresponds to the fair value of the Bogar Bonds recorded as an asset in Galtrust I.
(**)	This amount is related to the fair value of participation certificates of Saturno Trust.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Changes in level 3 fair value measurements

The table below includes a roll forward of the balance sheet amounts as of December 31, 2017, 2016 and 2015 (including the change in fair value) for financial instruments classified by the Group within Level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement.

	Other investments		Securities issued by Argentine Central Bank and government securities		Total Fair Value Measurements
Fair value, December 31, 2015	Ps.	21,869	Ps.	1,342,704	Ps.	1,364,573
Included in earnings		3,419		—		3,419
Purchases		—		313,066		313,066
Settlements		—		(1,342,704)		(1,342,704)

Fair value, December 31, 2016	Ps.	25,288	Ps.	313,066	Ps.	338,354

Included in earnings		(3,330)		—		(3,330)
Purchases		—		165,215		165,215
Settlements		—		(313,066)		(313,066)

Fair value, December 31, 2017	Ps.	21,958		165,215	Ps.	187,173

The table below summarizes gains and losses due to changes in fair value, recorded in earnings for level 3 assets and liabilities during the period:

Balances as of December 31,	Total Fair Value Measurements
	2017	2016	2015
Classification of gains and losses included in earnings :
Financial Income	(3,330)	3,419	3,711

Total	(3,330)	3,419	3,711

The Group records transfers between levels assuming the transfer occurs at the end of the period. The Group did not transfer any assets or liabilities between Levels 1 and 2 of the fair value hierarchy during 2017 and 2016.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

In addition, the Group is required, on a nonrecurring basis, to adjust the carrying value of certain assets or provide valuation allowances related to certain assets using fair value measurements in accordance with GAAP. Loans are generally not recorded at fair value on a recurring basis. Periodically, the Group records nonrecurring adjustments for including certain impairment amounts for impaired loans calculated in accordance with ASC 310-10 when establishing the allowance for loan losses. Estimates of fair value used for impaired loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. The valuation technique used to obtain the fair value was an income approach using discounted cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. No changes in the valuation technique took place during the year. Loans subject to nonrecurring fair value measurement were Ps.251,068 and Ps.114,587 as of December 31, 2017 and 2016 classified as Level 3.

q. CFA—Discontinued Operations

The board of directors of the Bank, approved the sale of a major business line, which consists of one component under ASC 205-20-20, during the last quarter of 2016. The business line to be sold represents one of the Group’s five reportable segments “CFA Personal Loans”. The Bank announced the disposal plan to investors on January 12, 2017, however the decision was made prior to that date. The component represents a strategic shift that will have a major effect on the Group operations and financial results, as such, the component is classified as discontinued operation in accordance with the criteria in ASC 205-20-45-1C. Based on the held-for-sale criteria in ASC 360-10-45-9, the component was classified as held-for-sale at December 31, 2016 and December 31, 2017 and measured at the lower of its carrying amount and fair value less cost to sell. On December 4, 2017, through Resolution No. 414, the Argentine Central Bank authorized such transaction. As of December 31, 2017, the Group measured CFA at its carrying amount at the time of classification as held for sale which was lower than its fair value less cost to sell.

On January 12, 2017, Grupo Financiero Galicia S.A. accepted an offer made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. to buy its whole non-controlling interest in Compañía Financiera Argentina S.A. On December 4, 2017, through Resolution No. 414, the Argentine Central Bank authorized such transaction. The sale of shares took place on February 2, 2018. As of March 26, 2018, the price was agreed on Ps.1,047,277. Under US GAAP purposes, the result of the sale generated a profit which amounted to Ps.178,671.

Additional disclosures required by ASC 205-20-45-10 and 205-20-50-5B:

	December 31,
	2017		2016		2015
“CFA Personal Loans” – Discontinued Operations:
Cash	Ps.	328,120	Ps.	395,513	Ps.	346,791
Government and corporate securities		696,236		16,776		46,219
Loans		6,732,844		4,697,314		2,714,379
Others		689,934		711,463		658,951
Total assets		8,447,134		5,821,066		3,766,340
Deposits		2,700,931		1,412,974		616,525
Other liabilities resulting from financial brokerage		4,141,877		2,900,235		1,554,174
Others		485,555		389,251		335,160
Total liabilities		7,328,363		4,702,460		2,505,859

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Financial Income	Ps.	3,462,383	Ps.	2,268,786	Ps.	1,855,358
Financial Expenditures		1,320,259		800,285		599,905
Provision for Loan Losses		602,093		358,764		227,771
Administrative Expenses		1,579,197		1,232,194		930,407
Others		473,776		482,151		290,713
Net income from operations of discontinued Component CFA before Income tax		434,610		359,694		387,988
Income Tax		157,445		180,363		168,041
Net income on Discontinued Operations		277,165		179,331		219,947
Eliminations with the parent company and its subsidiaries		(277,165)		133,618		21,370
Net income after eliminations on Discontinued Operations (*)		—		312,949		241,317

(*)	As of December 31, 2017 the investment in CFA was measured at its carrying amount as of December 31, 2016 (i.e. no impairment was recorded).

r. Segment Reporting

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

As of December 31, 2017, 2016 and 2015, “CFA Personal Loans”, one of the Group’s five reportable segments, is classified as Discontinued Operations in accordance with the criteria in ASC 205-20-45-1C.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

In Pesos Thousands	Banking	Regional Credit Cards	Insurance	Other Grupo Galicia Businesses	Adjustments	Consolidated Total
Year ended December 31, 2017
Gross Brokerage Margin	15,916,147	5,917,426	326,779	159,148	688,103	23,007,603
Net Income from Services	7,616,394	6,745,270	—	776,540	(1,053,513)	14,084,691
Net Operating Revenue	23,532,541	12,662,696	326,779	935,688	(365,410)	37,092,294
Provisions for Loan Losses	2,032,978	2,017,613	—	—	—	4,050,591
Administrative Expenses	13,579,091	6,938,515	650,595	134,468	63,253	21,365,922
Net Operating Income	7,920,472	3,706,568	(323,816)	801,220	(428,663)	11,675,781
Net Income from Insurance Companies Activities	—	—	1,025,216	—	1,030,954	2,056,170
Income from Equity Investment
Tarjetas Regionales SA	2,113,677	—	—	—	(2,113,677)	—
Sudamericana Holding SA	56,584	—	—	—	(56,584)	—
Others	501,971	—	2,072	22,516	(95,409)	431,150
Other Income (Loss)	(20,104)	679,088	(2,520)	14,741	(56,358)	614,847
Non-controlling interests	—	(338)	(4)	—	(625,863)	(626,205)
Pre-tax Income	10,572,600	4,385,318	700,948	838,477	(2,345,600)	14,151,743
Income tax	2,986,731	1,640,285	259,691	287,016	(5,470)	5,168,253
Discontinued Operations	—	—	—	—	—	—
Net Income	7,585,869	2,745,033	441,257	551,461	(2,340,130)	8,983,490

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

In Pesos Thousands	Banking	Regional Credit Cards	Insurance	Other Grupo Galicia Businesses	Adjustments	Consolidated Total
Year ended December 31, 2016
Gross Brokerage Margin	10,759,108	4,018,519	351,038	60,050	(50,456)	15,138,259
Net Income from Services	6,007,803	5,266,563	—	429,633	(1,128,942)	10,575,057
Net Operating Revenue	16,766,911	9,285,082	351,038	489,683	(1,179,398)	25,713,316
Provisions for Loan Losses	1,530,865	1,660,879	—	—	—	3,191,744
Administrative Expenses	10,351,090	5,675,998	515,869	121,784	22,968	16,687,709
Net Operating Income	4,884,956	1,948,205	(164,831)	367,899	(1,202,366)	5,833,863
Net Income from Insurance Companies Activities	—	—	1,272,562	—	1,095,956	2,368,518
Income from Equity Investment
Tarjetas Regionales SA	1,098,477	—	—	—	(1,098,477)	—
Sudamericana Holding SA	89,553	—	—	—	(89,553)	—
Others	156,894	—	3,215	9,658	(89,348)	80,419
Other Income (Loss)	419,222	626,487	(391)	1,618	(7,466)	1,039,470
Non-controlling interests	—	(320)	(2)	—	(402,846)	(403,168)
Pre-tax Income	6,649,102	2,574,372	1,110,553	379,175	(1,794,100)	8,919,102
Income tax	1,840,003	1,117,678	387,019	129,978	(279,555)	3,195,123
Discontinued Operations	344,678	—	—	—	(31,729)	312,949
Net Income	5,153,777	1,456,694	723,534	249,197	(1,546,274)	6,036,928

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

In Pesos Thousands	Banking	Regional Credit Cards	Insurance	Other Grupo Galicia Businesses	Adjustments	Consolidated Total
Year ended December 31, 2015
Gross Brokerage Margin	8,473,428	2,685,102	232,208	61,361	(26,242)	11,425,857
Net Income from Services	4,126,838	4,220,431	—	247,119	(981,017)	7,613,371
Net Operating Revenue	12,600,266	6,905,533	232,208	308,480	(1,007,259)	19,039,228
Provisions for Loan Losses	1,231,639	753,243	—	—	—	1,984,882
Administrative Expenses	7,587,453	4,167,964	378,867	77,310	9,047	12,220,641
Net Operating Income	3,781,174	1,984,326	(146,659)	231,170	(1,016,305)	4,833,705
Net Income from Insurance Companies Activities	—	—	775,460	—	960,460	1,735,920
Income from Equity Investment
Tarjetas Regionales SA	1,178,836	—	—	—	(1,178,836)	—
Sudamericana Holding SA	50,264	—	—	—	(50,264)	—
Others	114,472	—	1,977	5,927	(71,812)	50,564
Other Income (Loss)	- 107,460	427,260	(1,000)	18,890	(13,712)	323,978
Non-controlling interests	—	452	(1)	—	(371,431)	(370,980)
Pre-tax Income	5,017,286	2,412,038	629,777	255,987	(1,741,900)	6,573,187
Income tax	1,338,804	862,295	221,226	86,790	(30,180)	2,478,935
Discontinued Operations	88,609	—	—	—	152,708	241,317
Net Income	3,767,091	1,549,743	408,551	169,197	(1,559,013)	4,335,569

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

s. New authoritative pronouncements

During 2016 and 2017, the FASB has issued Accounting Standards Updates. Those updates applicable for the Group are mentioned below:

ASU 2014-09

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under US GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing US GAAP. Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017 and the Group plans to adopt this standard on the effective date. The Group has been assessing this ASU and the preliminary findings is that the new pronouncement will not have a significant impact on the consolidated financial statements as the majority of our business transactions will not be subject to this pronouncement.

ASU 2015-17

In November 2015, the FASB issued the Accounting Standards Update No. 2015-17 “Balance Sheet Classification of Deferred Taxes”. The Board is issuing this Update as part of its initiative to reduce complexity in accounting standards (the Simplification Initiative). The amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update.

For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

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

ASU 2017-01

In January 2017, the FASB issued an ASU that clarifies the definition of a business, The new standard is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. To be considered a business, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. The new guidance provides a framework to evaluate when an input and a substantive process are present (including for early stage companies that have not generated outputs). To be a business without outputs, there will now need to be an organized workforce. The Board noted that outputs are a key element of a business and included more stringent criteria for sets without outputs.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Finally, the new guidance narrows the definition of the term “outputs” to be consistent with how it is described in Topic 606, Revenue from Contracts with Customers. Under the final definition, an output is the result of inputs and substantive processes that provide goods or services to customers, other revenue, or investment income, such as dividends and interest.

For public companies, the ASU is effective for annual periods beginning after December 15, 2017, including interim periods within those periods.

The Group considers this ASU will not have any significant effect in the US GAAP disclosures and financial information.

ASU 2017-04

In January 2017, the FASB issued the Accounting Standards Update No. 2017-04 “Simplifying the Test for Goodwill Impairment”. The amendments in this Update simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Instead, under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The amendments in this Update are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill.

An entity should apply the amendments in this Update on a prospective basis. A public business entity that is an SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

The Group considers this ASU will not have any significant effect in the US GAAP disclosures and financial information.

ASU 2017-05

In February 2017, the FASB issued the Accounting Standards Update No. 2017-05 “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets”. The amendments in this Update clarify that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset and add guidance for partial sales of nonfinancial assets. An entity may elect to apply the amendments in this Update either: a) retrospectively to each period presented in the financial statements in accordance with the guidance on accounting changes in paragraphs 250-10-45-5 through 45-10 (retrospective approach); or b) retrospectively with a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption (modified retrospective approach).

The amendments in this Update are effective at the same time as the amendments in Update 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

The Group considers this ASU will not have any significant effect in the US GAAP disclosures and financial information.

ASU 2017-11

In July 2017, the FASB issued the Accounting Standard Update (ASU) that simplifies the accounting for certain financial instruments with down round features—a provision in an equity-linked financial instrument (or embedded feature) that provides a downward adjustment of the current exercise price based on the price of future equity offerings. The amendment requires companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. Companies that provide earnings per share (EPS) data will adjust their basic EPS calculation for the effect of the feature when triggered (that is, when the exercise price of the related equity-linked financial instrument is adjusted downward because of the down round feature) and will also recognize the effect of the trigger within equity.

The amendments are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018.

The Group considers this ASU will not have any significant effect in the US GAAP disclosures and financial information.

ASU 2017-12

In August 2017, the FASB issued an ASU that will improve and simplify accounting rules around hedge accounting. The new standard refines and expands hedge accounting for both financial (e.g., interest rate) and commodity risks. More hedging strategies will be eligible for hedge accounting. These include hedges of the benchmark rate component of the contractual coupon cash flows of fixed-rate assets or liabilities, hedges of the portion of a closed portfolio of prepayable assets not expected to prepay, and partial-term hedges of fixed-rate assets or liabilities (e.g., the first and second years of a five-year bond). Public business entities, public not-for-profit entities, and financial institutions will have until the end of the first quarter in which a hedge is designated to perform an initial assessment of a hedge’s effectiveness. All other companies will have until their financial statements are available to be issued. After initial qualification, the new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test, such as a regression analysis, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. An initial quantitative test to establish that the hedge relationship is highly effective is still required. For cash flow hedges, if the hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income. They will be reclassified to earnings when the hedged item impacts earnings. On the other hand, for fair value hedges, because the change in fair value of the hedged item and the derivative hedging instrument will still be recorded in current earnings, if the hedge is not perfectly effective, there will be an Income Statement impact.

The ASU is effective for public companies in 2019 and private companies in 2020. Early adoption is permitted.

The Group considers this ASU will not have any significant effect in the US GAAP disclosures and financial information.

ASU 2017-13

The ASU adds SEC paragraphs to the new revenue and leases sections of the Accounting Standards Codification (ASC or Codification) on the announcement the SEC Observer made at the 20 July 2017 EITF meeting. The SEC Observer said that the SEC staff would not object if entities that are considered public business entities only because their financial statements or financial information is required to be included in another entity’s SEC filing

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

use the effective dates for private companies when they adopt ASC 606, Revenue from Contracts with Customers, and ASC 842, Leases. This would include entities whose financial statements are included in another entity’s SEC filing because they are significant acquirees under Rule 3-05 of Regulation S-X, significant equity method investees under Rule 3-09 of Regulation S-X and equity method investees whose summarized financial information is included in a registrant’s financial statement notes under Rule 4-08(g) of Regulation S-X.

The ASU also supersedes certain SEC paragraphs in the Codification related to previous SEC staff announcements and moves other paragraphs, upon adoption of ASC 606 or ASC 842.

ASU 2017-14

The FASB issued Accounting Standards Update (ASU) 2017-14 to supersede, amend and add SEC paragraphs to the Codification to reflect the August 2017 issuance of SEC Staff Accounting Bulletin (SAB) 116 and SEC Release No. 33-10403. The SEC staff issued SAB 116 to align its revenue guidance with Accounting Standards Codification (ASC) 606. The SEC release says vaccine manufacturers should recognize revenue and provide the disclosures required by ASC 606 when the enumerated vaccines are placed into federal government stockpile programs. Prior to adopting ASC 606, registrants should continue to refer to prior Commission and staff guidance on revenue recognition topics.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

t. Consolidated net income

	December 31,
	2017		2016		2015
Net income as stated	Ps.	8,329,469	Ps.	6,017,877	Ps.	4,338,397
Loan origination fees and costs (Note 34 b.)		(97,360)		13,536		(28,113)
Intangible assets:
Goodwill recognition and amortization (Note 34 c.)		5,642		9,674		9,674
Negative goodwill (Note 34 c.)		—		—		(49,562)
Software cost (Note 34 c.)		82,409		(213,908)		(206,387)
Equity investments in other companies (Note 34 j.)		210,046		—		—
Loan Impaiment – Private sector (Note 34 d.e)		552,309		(17,195)		1,587
Securitizations (Note 34 g.)		293,375		192,614		110,222
Government Securities (Note 34 e.)		(21,873)		(14,163)		23,922
Amortization of real estate properties and foreclosed assets previously impaired under US GAAP (Note 34 i.)		1,395		1,395		1,395
Recognition for the fair value of obligations assumed under financial guarantees issued (Note 34 k.)		(1,191)		826		(191)
Foreign Debt restructuring (Note 34 m.)		—		69,216		(13,401)
Deferred Income tax (Note 34 a.)		(370,731)		(22,944)		154,448
Non-controlling interest (Note 34 l.)		626,205		403,168		364,558

Net income in accordance with US GAAP	Ps.	9,609,695	Ps.	6,440,096	Ps.	4,706,549

Less Net (Income) attributable to the Non-controlling Interest (Note 34 l.)		(626,205)		(403,168)		(370,980)

Net Income attributable to Parent Company in accordance with US GAAP	Ps.	8,983,490	Ps.	6,036,928	Ps.	4,335,569

Average number of basic shares outstanding (in thousands) (Note 21)		1,332,617		1,300,265		1,300,265
Basic and diluted EPS		6.73		4.64		3.34

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

u. Consolidated shareholders’ equity

	December 31,
	2017		2016
Shareholders’ equity as stated	Ps.	39,300,204	Ps.	20,352,698
Loan origination fees and costs (Note 34 b.)		(179,264)		(81,904)
Intangible assets:
Goodwill recognition and amortization (Note 34 c.)		51,553		45,911
Software Cost (Note 34 c.)		(843,972)		(926,381)
Equity investments in other companies (Note 34 j.)		195,681		(14,365)
Extinguishment of non-controlling interest (Note 34 j.1)		(919,935)		—
Loan Impairment – Private sector (Note 34 d.e.)		558,913		6,604
Government securities (Note 34 e.)		(224)		6,034
Securitizations (Note 34 g.)		48,769		37,912
Impairment of real estate properties and foreclosed assets (Note 34 i.)		(67,155)		(67,155)
Amortization of real estate properties and foreclosed assets previously impaired under US GAAP (Note 34 i.)		20,925		19,530
Deferred Income tax (Note 34 a.)		330,290		701,021
Recognition for the fair value of obligations assumed under financial guarantees issued (Note 34 k.)		(1,660)		(469)
Non-controlling interest (Note 34 l.)		1,935,139		1,462,189

Consolidated shareholders’ equity in accordance with US GAAP	Ps.	40,429,264	Ps.	21,541,625

Non-controlling Interest (Note 34 l./ 34 j.1)		(1,423,063)		(1,455,009)

Consolidated Parent Company Shareholders Equity in accordance with US GAAP	Ps.	39,006,201	Ps.	20,086,616

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Roll forward analysis of parent company shareholders’ equity under US GAAP at December 31, 2017, 2016 and 2015:

	Capital		Paid		Adjustments to Shareholders’		Profit reserves				Other Comprehensive		(Accumulated deficit) / Retained		Consolidated Shareholders’ Equity (Parent
	Stock		in Capital		Equity		Legal		Other		Income (loss)		Earnings		Company)
Balance at December 31, 2014	Ps.	1,300,265	Ps.	186,842	Ps.	294,254	Ps.	291,248	Ps.	4,819,394	Ps.	563,244	Ps.	2,787,934	Ps.	10,243,181

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 29, 2015
Legal Reserve		—		—		—		24,432		—		—		(24,432)		—
Discretionary Reserve		—		—				—		3,213,358		—		(3,213,358)		—
Cash Dividends		—		—		—		—		—		—		(100,000)		(100,000)
Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		(95,924)		—		(95,924)
Net Income in accordance with US GAAP		—		—		—		—		—		—		4,335,569		4,335,569

Balance at December 31, 2015	Ps.	1,300,265	Ps.	186,842	Ps.	294,254	Ps.	315,680	Ps.	8,032,752	Ps.	467,320	Ps.	3,785,713	Ps.	14,382,826

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 26, 2016
Legal Reserve		—		—		—		—		—
Discretionary Reserve		—		—		—		—		4,188,397		—		(4,188,397)		—
Cash Dividends		—		—		—		—		—		—		(150,000)		(150,000)
Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		(183,138)				(183,138)
Net Income in accordance with US GAAP		—		—		—		—		—		—		6,036,928		6,036,928

Balance at December 31, 2016	Ps.	1,300,265	Ps.	186,842	Ps.	294,254	Ps.	315,680	Ps.	12,221,149	Ps.	284,182	Ps.	5,484,244	Ps.	20,086,616

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 24, 2017
Legal Reserve		—		—		—		—		—		—		—		—
Discretionary Reserve		—		—		—		—		5,777,877		—		(5,777,877)		—
Cash Dividends		—		—		—		—		—		—		(240,000)		(240,000)
Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		(266,903)		—		(266,903)
Capital Increase(*) (**)		126,500		10,731,537		—		—		—		—		—		10,858,037
Extinguishment of non-controlling interest		—		(415,039)		—		—		—		—		—		(415,039)
Net Income in accordance with US GAAP		—		—		—		—		—		—		8,983,490		8,983,490

Balance at December 31, 2017	Ps.	1,426,765	Ps.	10,503,340	Ps.	294,254	Ps.	315,680	Ps.	17,999,026		17,279		8,449,857		39,006,201

(*)	Approved by the Ordinary Shareholders’ Meeting held on August 15, 2017.
(**)	Additional paid-in capital, net of issuance-related expenses.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

v. Comprehensive income

“Reporting Comprehensive Income” ASC 220, establishes standards for reporting and the display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and all transactions, and other events and circumstances from non-owner sources.

Under Argentine Banking GAAP the Group has consolidated transactions and balances of CFA as of December 31, 2017, but has eliminated net income for the fiscal year of CFA from the consolidated net income. Under US GAAP CFA is considered a discontinued operation in accordance with ASC 205-20-45-1-C (see item p above), so net income from CFA is shown under Net Income from operations of discontinued component “CFA-Personal Loans” in the Comprehensive Income below.

The following disclosure presents the Comprehensive Income according to ASC 220, for the fiscal years ended December 31, 2017, 2016 and 2015:

	December 31,
	2017		2016		2015
Income Statement
Financial Income	Ps.	42,190,938	Ps.	34,548,635	Ps.	24,252,116
Financial Expenditures		19,183,335		19,410,376		12,826,259
Gross Brokerage Margin		23,007,603		15,138,259		11,425,857
Provision for Loan Losses		4,050,591		3,191,744		1,984,882
Income from Services		20,618,593		15,595,439		11,173,746
Expenditures from Services		6,533,902		5,020,382		3,560,375
Administrative Expenses		21,365,922		16,687,709		12,220,641
Net Income from Financial Brokerage		11,675,781		5,833,863		4,833,705
Income from Insurance activities		2,056,170		2,368,518		1,735,920
Miscellaneous Income		1,915,313		1,564,444		953,089
Miscellaneous Losses		869,316		444,556		578,547
Net Income from continuing operations before Income tax		14,777,948		9,322,269		6,944,167
Income Tax		5,168,253		3,195,122		2,478,935

Net income from continuing operations		9,609,695		6,127,147		4,465,232
Discontinued Operations:
Net Income from operations of discontinued component “CFA-Personal Loans” before income tax		—		493,312		409,358
Income tax		—		180,363		168,041

Net income from discontinued operations		—		312,949		241,317

Net income under US GAAP		9,609,695		6,440,096		4,706,549

Less Net (Income) attributable to the Non-controlling Interest		(626,205)		(403,168)		(370,980)

Net Income attributable to Parent Company		8,983,490		6,036,928		4,335,569

Net income under US GAAP		9,609,695		6,440,096		4,706,549
Other comprehensive income / (loss)		(266,903)		(183,138)		(95,924)

Comprehensive income		9,342,792		6,256,958		4,610,625

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Net Income attributable to parent Company	8,983,490	6,036,928	4,335,569
Other comprehensive income / (loss) attributable to parent Company	(266,903)	(183,138)	(95,924)

Comprehensive income attributable to parent Company	8,716,587	5,853,790	4,239,645

Net income under US GAAP per common share – basic and diluted Continuing operations	6.73	4.40	3.15
Discontinued operations	—	0.24	0.19
Net income per share	6.73	4.64	3.34
Accumulated non-owner changes in equity (accumulated other comprehensive income) as of December 31, 2017, 2016 and 2015 were as follows:

	December 31,
	2017	2016	2015
Galtrust I	1,664	284,182	467,320
SH Government Securities—available for sale	15,615	—	—

Accumulated other comprehensive income	Ps.17,279	Ps.284,182	Ps.467,320

Less, accumulated other comprehensive income attributable to the Non-controlling interest	—	—	—

Net accumulated other comprehensive income attributable to Parent Company	Ps.17,279	Ps.284,182	Ps.467,320

There were no available for sale securities with a continuous loss position of 12 months or more. There are no unrealized losses on investments as of December 31, 2017 and 2016.

Additional disclosures required by ASU No. 2013-02 are presented in the table below:

	Galtrust I	Sudamericana Holding’ Government Securities - available for sale	Total
Beginning Balance	284,182	—	284,182

Reclassification from Other Comprenhensive Income of the year to Net Income	(282,518)	15,615	(266,903)

Ending balance	1,664	15,615	17,279

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

OCI components	Amount reclassified from accumulated other comprehensive income	Affected Line Item in the Statement where Net income is presented
Galtrust I	(282,518)	Financial Income
SH Government Securities - available for sale	15,615	Financial Income

Total	(266,903)

w. Consolidated cash flows

ASC 230 “Statement of Cash Flows” provides guidance for the reporting of cash flows within Operating, Investing and Financing categories. For US GAAP purposes the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less, including cash and cash equivalents corresponding to financial trusts consolidated in accordance with Note 34.G.

	For the year ended December 31,
	2017		2016		2015
Cash		56,326,418		60,770,737		30,487,872
Cash equivalents		29,991,031		12,316,928		12,487,393

Cash and cash equivalents as shown in the statement of cash flows under Argentine Banking GAAP	Ps.	86,317,449	Ps.	73,087,665	Ps.	42,975,265

Cash and cash equivalents corresponding to financial trusts		—		—		—
Cash and Cash equivalents corresponding to Discontinued operations		332,778		409,288		406,334

Cash and cash equivalents as shown in the statement of cash flows under Argentine Banking GAAP without discontinued operations		85,984,671		72,678,377		45,568,931
Reverse Repo Transactions with the Argentine Central Bank		9,654,517		—		—

Cash and cash equivalents in the Statement of Cash Flows under US GAAP	Ps.	76,330,154	Ps.	72,678,377	Ps.	42,568,931

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

The following table presents the reconciliation of the condensed consolidated statements of cash flows under Argentine Banking GAAP and US GAAP:

	For the year ended December 31,
	2017		2016		2015
Reconciliation of cash flows under Argentine Banking GAAP and US GAAP
Cash flow (used in) / provided by operating activities under Argentine Banking GAAP	Ps.	(884,195)	Ps.	25,013,196	Ps.	15,624,973

Discontinued Operations		(372,099)		(359,745)		145,851

Net Cash flow (used in) / provided by operating activities under Argentine Banking GAAP without Discontinued Operations		(512,096)		25,372,941		15,479,122

Loans, available for sale securities, deposits at the Argentine Central Bank and organization and development expenses reclassified to investing activities		62,125,791		40,452,316		32,587,978
Deposits and repo transactions reclassified to financing activities		(43,286,055)		(48,231,890)		(30,198,276)
Reverse Repo Transactions with the Argentine Central Bank		(9,654,517)		—		—
Interest paid on debt		(4,291,292)		(2,873,065)		(1,676,158)
Financial trust consolidated under US GAAP		45,426		47,844		5,763

Cash flow provided by operating activities under US GAAP	Ps.	4,427,257	Ps.	14,768,146	Ps.	16,198,429

Operations Discontinued		1,430,131		218,306		441,835

Net cash flow provided by operating activities under US GAAP		5,857,388		14,986,452		16,640,264

Cash flow (used in) investing activities under Argentine Banking GAAP	Ps.	(1,747,513)	Ps.	(1,479,131)	Ps.	(1,122,861)

Discontinued Operations		(37,608)		(21,322)		(20,997)
Net Cash flow (used in) investing activities under Argentine Banking GAAP without Discontinued Operations		(1,709,905)		(1,457,809)		(1,101,864)

Net increase in Loans, available for sale securities, deposits at the Argentine Central Bank and organization and development expenses		(62,125,791)		(40,452,316)		(32,587,978)
Financial trust consolidated under US GAAP—corresponding to loans and securities		249		(6,579)		121,700
Capital increase (direct costs)		146,346		—		—

Net cash flow (used in) investing activities under US GAAP	Ps.	(63,689,101)	Ps.	(41,916,704)	Ps.	(33,568,142)

Discontinued Operations		(781,606)		72,342		(1,019,640)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Cash flow (used in) inveting activities under US GAAP		(64,470,707)		(41,844,362)		(34,587,782)

Cash flow provided by / (used in) financing activities under Argentine Banking GAAP	Ps.	10,712,644	Ps.	2,663,970	Ps.	(1,529,186)

Discontinued Operations		333,197		384,019		(111,899)

Net cash flow provided by / (used in) financing activities under Argentine Banking GAAP without Discontinued Operations	Ps.	10,379,447	Ps.	2,279,951	Ps.	(1,417,287)

Deposits and repo transactions		43,240,380		48,190,625		30,165,040
Interest paid on debt reclassified to operating activities		4,291,292		2,873,065		1,676,158
Capital increase (direct costs)		(146,346)		—		—
Financial trust consolidated under US GAAP—corresponding to debt		—		—		(97,778)

Cash flow provided by financing activities under US GAAP	Ps.	57,764,773	Ps.	53,343,641	Ps.	30,326,133

Discontinued Operations		(725,035)		(287,696)		590,760

Net cash flow provided by financing activities under US GAAP		57,039,738		53,055,945		30,916,893

Effect of exchange rate changes on cash and cash equivalents	Ps.	5,148,848	Ps.	3,914,365	Ps.	6,948,324

Cash and cash equivalents at the beginning of the year under US GAAP		72,678,377		42,568,931		22,664,186
Cash and cash equivalents at the end of the year under US GAAP		76,330,154		72,678,377		42,568,931

Net increase in cash and cash equivalents under US GAAP	Ps.	3,651,777	Ps.	30,109,446	Ps.	19,904,745

Additionally, as required by ASC 230-10-45-26, some cash flow lines must be reported gross. The following table presents the gross inflows and outflows for the years ended December 31, 2017, 2016 and 2015:

	December 31,
	2017		2016		2015
CASH FLOW FROM FINANCING ACTIVITIES:
SUBORDINATED AND UNSUBORDINATED NEGOTIABLE OBLIGATION
Collections	Ps.	11,446,255	Ps.	8,812,246	Ps.	3,049,708
Payments	Ps.	(11,999,806)	Ps.	(8,912,084)	Ps.	(4,611,318)
BANK AND INTERNATIONAL ENTITIES
Collections	Ps.	2,192,390	Ps.	499,726	Ps.	93,435
Payments	Ps.	(22,320)	Ps.	(22,611)	Ps.	(16,463)
CASH FLOW FROM INVESTING ACTIVITIES:
MISCELLANEOUS ASSETS AND BANK PREMISES AND EQUIPMENT
Collections	Ps.	1,777,029	Ps.	206,103	Ps.	139,721
Payments	Ps.	(3,261,340)	Ps.	(1,685,234)	Ps.	(1,272,627)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

x. Concentration of risk – Total exposure to the public sector - Argentine government and provinces

The Group has significant exposure to the Argentine national government and provinces in the form of government securities net positions, secured loans and other debt obligations. As of December 31, 2017 and 2016, the Group had the following bonds and loans outstanding:

	December 31, 2017				December 31, 2016
	Argentine Banking GAAP		US GAAP		Argentine Banking GAAP		US GAAP
Argentine national government loans	Ps.	5,483	Ps.	5,483	Ps.	14,253	Ps.	14,253
Other Argentine public-sector receivables		37,184		37,184		44,009		44,009
Galtrust I (securitization of Provincial Loans)		66,205		110,376		471,350		507,334
Securities issued by the Argentine Central Bank		19,439,850		19,439,850		11,239,571		11,233,987
Other (1)		9,845,871		9,845,647		5,550,677		5,562,295

Total	Ps.	29,394,593	Ps.	29,438,540	Ps.	17,319,860	Ps.	17,361,878

(1)	Includes bonds and other national government bonds.

y. Risks and Uncertainties

Government Securities

As of December 31, 2017, the Group’s exposure to the Argentine public sector represented approximately 8,62% of the total Group’s assets. Although the Group’s exposure to the Argentine public sector consists of performing assets, the realization of the Group’s assets, its income and cash flow generation capacity and future financial condition is dependent on the Argentine government ability to comply with its payment obligations.

Argentine Banking GAAP states that, the total exposure of financial institutions to the non-financial public sector must not exceed 35% of their total assets.

As of December 31, 2017 and 2016, the Group was in compliance with the general limit of 35% imposed by the Argentine Central Bank.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Inflation

The high rate of economic growth in recent years, which has been fueled by Argentina’s full utilization of its installed productive capacity, along with expansive fiscal and monetary policies, has caused a high level of inflation in Argentina since 2007. According to INDEC data, the CPI grew 10.9% in 2013, 23.9% in 2014, 26.9% in 2015, 41.1% in 2016 and 24.8% in 2017; and the WPI increased 14.7% in 2013, 28.3% in 2014, 12.7% in 2015, 34.6% in 2016 and 18.8% in 2017. In the past, inflation has materially undermined the Argentine economy and the government’s ability to generate conditions that fostered economic growth. In addition, high inflation or a high level of volatility with respect to the same may materially and adversely affect the business volume of the financial system and prevent the growth of intermediation activity levels. This result, in turn, could adversely affect the level of economic activity and employment.

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

z. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for US GAAP purposes are sufficient to cover incurred losses of the Group’s loan portfolio as of December 31, 2017. Many factors can affect the Group’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

US GAAP estimates

Valuation reserves, impairment charges and estimates of market values on assets, as established by the Group for US GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on retained interests in securitization trusts could be significantly affected by higher discount rates. Should the discount rates change in future years, the carrying amounts and charges to income and shareholders´ equity will also change. In addition, as estimates of future cash flows change, the carrying amounts which are dependent on such cash flows could be affected as well. It is possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Group´s financial position and results of income.

35. Parent only Financial Statements

The following are the unconsolidated balance sheets of Grupo Financiero Galicia S.A. as of December 31, 2017 and 2016 and the related unconsolidated statements of income, and cash flows for the fiscal years ended December 31, 2017, 2016 and 2015.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Balance sheet (Parent Company only)

	December 31,
	2017		2016
ASSETS
A. Cash and due from Banks
Cash	Ps.	19	Ps.	20
Financial institutions and correspondents		345		300

	Ps.	364	Ps.	320
B. Government and corporate securities
Securities issued by the Argentine Central Bank		1,565,669		138,547

	Ps.	1,565,669		138,547
C. Other receivables resulting from financial brokerage
Balances from forward transactions without delivery of principal		11,638		—
Other receivables not included in the debtor classification Regulations		74,367		18,854
Other receivables included in the debtor classification Regulations		23,038		5,578

	Ps.	109,043	Ps.	24,432
D. Equity investments
In financial institutions		36,278,022		19,411,422
Other		1,363,498		1,133,269

	Ps.	37,641,520	Ps.	20,544,691
E. Miscellaneous receivables
Other		13,576		192,334
Allowances		(9,973)		(153,042)

	Ps.	3,603	Ps.	39,292
F. Bank premises and equipment		1,827		—

G. Intangible assets
Goodwill		—		5,642
	Ps.	—	Ps.	5,642

Total Assets	Ps.	39,322,026	Ps.	20,752,924

	December 31,
	2017		2016
LIABILITIES AND SHAREHOLDERS’ EQUITY
H. Other liabilities resulting from financial brokerage
Unsubordinated negotiable obligations	Ps.	—	Ps.	348,045
Accrued interest and quotation differences payable		—		15,911

		—		363,956

I. Miscellaneous liabilities
Other		21,822		36,270

		21,822		36,270

Total Liabilities	Ps.	21,822	Ps.	400,226
SHAREHOLDERS’ EQUITY	Ps.	39,300,204	Ps.	20,352,698

Total Liabilities and Shareholders’ Equity	Ps.	39,322,026	Ps.	20,752,924

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Statement of Income (Parent Company only)

	December 31,
	2017		2016		2015
A. Financial income
Interest on loans granted to the financial sector		—		—		27
Interest on other receivables resulting from financial brokerage		52		22		—
Net income from government and corporate securities		650,888		20,988		2,778
Net income from options		11,638		—		—
Exchange rate differences on foreign currency		81,863		20,939		53,184

	Ps.	744,441	Ps.	41,949	Ps.	55,989
B. Financial expenses
Interest on other liabilities resulting from financial brokerage	Ps.	45,163	Ps.	118,149	Ps.	116,276
Interests on other loans from financial institutions		—		464		—
Other		532		1,262		995

	Ps.	45,695	Ps.	119,875	Ps.	117,271

C. Gross brokerage margin		698,746		(77,926)		(61,282)

D. Administrative expenses
Personnel expenses		28,475		10,826		6,376
Directors’ and syndics’ fees		27,859		21,035		4,652
Other fees		14,753		10,859		7,289
Taxes		11,498		9,915		4,978
Other operating expenses		1,022		499		527
Other		4,146		3,650		2,136

	Ps.	87,753	Ps.	56,784	Ps.	25,958

Net Income from financial brokerage	Ps.	610,993	Ps.	(134,710)	Ps.	(87,240)

E. Miscellaneous income
Net income from equity investments		7,730,962		6,154,769		4,437,228
Other		9,448		10,665		42

	Ps.	7,740,410	Ps.	6,165,434	Ps.	4,437,270
F. Miscellaneous losses
Other		5,818		12,847		11,633

	Ps.	5,818	Ps.	12,847	Ps.	11,633
Net Income before tax		8,345,585		6,017,877		4,338,397

G. Income tax	Ps.	16,116	Ps.	—	Ps.	—

Net income for the fiscal year	Ps.	8,329,469	Ps.	6,017,877	Ps.	4,338,397

Statement of cash flows (Parent Company only)

	December 31,
	2017		2016		2015
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year		163,299		22,912		10,188
Cash and cash equivalents at the end of the year		1,663,438		163,299		22,912

Net increase / (decrease) in cash and cash equivalents	Ps.	1,500,139	Ps.	140,387	Ps.	12,724

Causes of changes in cash and cash equivalents
Cash Flow from operating activities
Collections for Service		4,943		3,258		—
Payments to suppliers of goods and services		(191,249)		(37,686)		(17,860)
Personnel salaries and social security contributions		(30,431)		(8,040)		(4,908)
Payments of other taxes		(22,797)		(18,111)		(9,225)
Collections for Other Net Operating Activities		95,786		7,633		8,465

Net cash used in operating activities	Ps.	(143,748)	Ps.	(52,946)	Ps.	(23,528)

Cash Flow from investing activities
Collections for Sales of Fixed Assets		—		210		—
Investments Collections		—		152,705		—
Collection of Dividends		649,508		430,810		189,589
Contribution to Controlled Companies		(10,000,000)		—		—

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of Argentine pesos (Ps.) and thousands of U.S. Dollars (US$))

Payments for Purchases of Fixed Assets		(2,247)		—		—
Collections for Sale of Equity Investments		4,121		—		—
Payments for Equity Investments		(907)		—		—

Net cash provided by investing activities	Ps.	(9,349,525)	Ps.	583,725	Ps.	189,589

Cash Flow from financing activities
Payments of Interest, Net		571,153		(100,237)		(99,177)
Collection of Loans Received, Net		—		—		45,840
Financing Payment		—		(140,155)		—
Capital Increase		11,004,383		—		—
Payments of Principal on Notes		(342,124)		—		—
Distribution of Dividends		(240,000)		(150,000)		(100,000)

Cash Flow used in financing activities	Ps.	10,993,412	Ps.	(390,392)	Ps.	(153,337)

Net increase / (decrease) in cash and cash equivalents	Ps.	1,500,139	Ps.	140,387	Ps.	12,724

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

	December 31,
	2017	2016	2015
Cash and Due from Banks	364	320	799
Investments	1,663,074	162,979	22,113

Cash and Cash Equivalents	1,663,438	163,299	22,912