Form 20-F/A
period 2017-12-31
GRUPO FINANCIERO GALICIA SA
filed 2018-05-09
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

Grupo Financiero Galicia S.A. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (the “Amendment”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2017, which was originally filed on April 19, 2018 (the “Original Filing”) for the purpose of correcting the check mark on the cover page of the Original Filing to reflect that the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended. The Original Filing indicated that the Company was not a well-known seasoned issuer.

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the certifications required by Rule 13a-14(a) under the Exchange Act are also being filed as exhibits to this Amendment.

Other than as required to reflect the amendment discussed above, this Amendment does not, and does not purport to, amend, update or restate any other information in the Original Filing, or reflect any events that have occurred after the filing of the Original Filing. This Amendment should be read in conjunction with the Original Filing, which continues to speak as of the date of the Original Filing.

EXHIBIT INDEX

Exhibit	Description

1.1	Unofficial English language translation of the Bylaws (estatutos sociales) (incorporated by reference to Exhibit 1.1 of the 2017 Form 20-F).

2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 of the Form F-6, filed on June 28, 2011).

2.2	Indenture, dated as of July 19, 2016, among Banco de Galicia y Buenos Aires S.A., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A. (incorporated by reference to Exhibit 2.4 of the 2016 Form 20-F).

2.3	Indenture, dated as of April 11, 2017, among Tarjeta Naranja S.A., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A. (incorporated by reference to Exhibit 2.3 of the 2017 Form 20-F).

4.1	Stock Purchase Agreement, dated as of June 1, 2009, among American International Group Inc., AIG Consumer Finance Group, Inc. and Banco de Galicia y Buenos Aires S.A., and the other parties signatory thereto (incorporated by reference to Exhibit 4.7 of the 2009 Form 20-F).

4.2	Loan Agreement, dated as of May 24, 2016, between Banco de Galicia y Buenos Aires S.A. and International Finance Corporation (incorporated by reference to Exhibit 4.11 to the 2016 Form 20-F).

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by the 2017 Form 20-F, please see Item 4. “Information on the Company-Organizational Structure” therein.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of the 2008 Form 20-F).

11.2	Code of Corporate Governance Good Practices (incorporated by reference to Exhibit 11.2 of the 2017 Form 20-F).

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 13.1 of the 2017 Form 20-F).

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 13.2 of the 2017 Form 20-F).

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

GRUPO FINANCIERO GALICIA S.A.

By:	/s/ Pedro Alberto Richards
Name:	Pedro Alberto Richards
Title:	Chief Executive Officer

By:	/s/ José Luis Ronsini
Name:	José Luis Ronsini
Title:	Chief Financial Officer

Date: May 9, 2018