Form 20-F
period 2018-12-31
GRUPO FINANCIERO GALICIA SA
filed 2019-05-15
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

(Mark One)

[ ]	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 or
[X]	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018 or
[ ]	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 or
[ ]	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing the right to receive ten ordinary shares, par value Ps.1.00 per share New York Stock Exchange	GGAL	NASDAQ
Ordinary shares, par value Ps.1.00 per share*	GGAL	NASDAQ

* Not for trading, but only in connection with the registration of the American Depositary Shares representing such ordinary shares on the NASDAQ.

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X]   No [  ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes [  ]   No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X]   No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes [X]   No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X]	Accelerated filer [ ]	Non-accelerated filer [ ]
Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards As issued by the International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [  ] Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes [  ]   No [X]

PRESENTATION OF FINANCIAL INFORMATION

Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”,“Grupo Galicia”, “GFG” or the “Company”) is a financial services holding company incorporated in Argentina and is one of Argentina’s largest financial services groups. In this annual report, references to “we”, “our”, and “us” are to Grupo Financiero Galicia and its consolidated subsidiaries, except where otherwise noted. Our consolidated financial statements consolidate the accounts of the following companies:

•	Grupo Financiero Galicia;
•

Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia” or the “Bank”), our largest subsidiary, consolidated with (i) Tarjetas Regionales S.A. (“Tarjetas Regionales”) and its operating subsidiaries, until December 31, 2017 (effective January 1, 2018, Tarjetas Regionales was transferred to be an operating subsidiary of Grupo Financiero Galicia), (ii) Tarjetas del Mar S.A. (“Tarjetas del Mar”) until March 31, 2017 (effective April 1, 2017 Tarjetas del Mar was sold), (iii) Galicia Valores S.A., (iv) Fideicomiso Financiero Galtrust I until December 31, 2017 and (v) Fideicomiso Saturno Créditos;

•	Tarjetas Regionales S.A. and its subsidiaries (which has been reported on a consolidated basis with Grupo Financiero Galicia since January 1, 2018);
•	Sudamericana Holding S.A. (“Sudamericana”) and its subsidiaries;
•	Galicia Warrants S.A. (“Galicia Warrants”);
•	Net Investment S.A. (“Net Investment”) (liquidated as of December 31, 2017); and
•	Galicia Administradora de Fondos.

These consolidated financial statements have been prepared in accordance and in compliance with the International Financial Reporting Standards (“IFRS”) issued by the International Financial Reporting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee. IFRS in force as of the date of preparation of these consolidated financial statements for the fiscal years ended December 31, 2018 and 2017 have been applied. Grupo Galicia has applied IFRS for the first time for the fiscal year beginning on January 1, 2018 (the transition date being January 1, 2017). We maintain our financial books and records in Argentine Pesos and prepare our financial statements in conformity with IFRS, as issued by the IASB, effective as of the fiscal year beginning on January 1, 2018. Grupo Galicia has also adjusted its financial statements for the year ended December 31, 2017 in accordance with IFRS to serve as a comparative basis for the financial statements for the year ended December 31, 2018. Grupo Galicia’s consolidated financial statements for the fiscal year ended December 31, 2018 have been prepared in accordance with IFRS 1 “First-time Adoption of International Financial Reporting Standards”.

As of July 1, 2018, Argentina qualified as a hyperinflationary economy for accounting purposes. Grupo Galicia’s financial statements whose functional currency is the Argentine peso, have been prepared in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies as if the Argentine economy had always been hyperinflationary. The results of operations for the year ended December 31, 2018 and 2017 are reflected in terms of current purchasing power using the Consumer Price Index (“CPI”) as of December 31, 2018.

In this annual report, references to “US$” and “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Argentine Pesos. The exchange rate used in translating Pesos into Dollars and used in calculating the convenience translations included in the following tables is the “Reference Exchange Rate” that is published by the Argentine Central Bank and that was Ps.37.8083 and Ps.18.7742 per US$1.00 as of December 31, 2018 and December 31, 2017, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or at any other rate.

Our fiscal year ends on December 31, and references in this annual report to any specific fiscal year are to the twelve-month period ended December 31 of such year.

Unless otherwise indicated, all information regarding deposit and loan market shares and other financial industry information has been derived from information published by the Argentine Central Bank, which is not adjusted according to the IAS 29.

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

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions Item 4. “Information on the Company”-A.”History and Development of the Company”-“Capital Investments and Divestitures,” Item 5. “Operating and Financial Review and Prospects”-A.“Operating Results-Principal Trends” and B.“Liquidity and Capital Resources.” All statements other than statements of historical facts contained in this annual report (including statements regarding our future financial position, business strategy, budgets, projected costs and management’s plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or other similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be provided with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely from those contemplated in such forward-looking statements include but are not limited to:

•	changes in Argentine government regulations applicable to financial institutions, including tax regulations and changes in or failures to comply with banking or other regulations;
•	changes in general political, legal, social or other conditions in Argentina, Latin America or abroad;
•	fluctuations in the Argentine rate of inflation, including hyperinflation;
•

changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies, including expected or unexpected turbulence or volatility in domestic or international financial markets;

•	changes in the macroeconomic situation at the regional, national or international levels, and the influence of these changes on the microeconomic conditions of the financial markets in Argentina;
•	increased competition in the banking, financial services, credit card services, insurance, asset management, mutual funds and related industries;
•	changes in interest rates which may, among other things, adversely affect margins;
•	a loss of market share by any of Grupo Financiero Galicia’s main businesses;
•	a change in the credit cycle, increased borrower defaults and/or a decrease in the fees charged to clients;
•	Grupo Financiero Galicia’s subsidiaries’ inability to sustain or improve their performance;

•	Banco Galicia’s inability to obtain additional debt or equity financing on attractive conditions or at all, which may limit its ability to fund existing operations and to finance new activities;
•	technological changes and changes in Banco Galicia’s ability to implement new technologies;
•	changes in the saving and consumption habits of its customers and other structural changes in the general demand for financial products, such as those offered by Banco Galicia;
•	possible financial difficulties of the Argentine government;
•	volatility of the Peso and the exchange rates between the Peso and foreign currencies;
•	designation of Argentina as a hyperinflationary economy; and
•	other factors discussed under Item 3. “Key Information” - D.“Risk Factors” in this annual report.

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

A. Selected Financial Data

The following table presents summary historical financial and other information about us as of the dates and for the periods indicated.

The selected consolidated financial information as of December 31, 2018, December 31, 2017, and January 1, 2017 and for the fiscal years ended December 31, 2018 and December 31, 2017 has been derived from our audited consolidated financial statements included in this annual report.

You should read this data in conjunction with Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements included in this annual report.

The tables included below have been prepared in accordance with IFRS.

	Year Ended December 31,
	2018	2017
	(in millions of Pesos, except as noted)
Consolidated Income Statement In Accordance with IFRS
Net Income from Interest	33,364	29,874
Net Fee Income	20,238	22,146
Net Income from Financial Instruments	17,353	8,461
Loan and Other Receivables Loss Provisions	(16,300)	(7,294)
Net Operating Income	73,094	68,978
Loss on Net Monetary Position	(18,064)	(6,823)
Operating Income	3,374	14,598
Income Tax from Continuing Operations	(6,913)	(7,319)
(Loss) / Gain for the Year Attributable to GFG	(3,466)	6,794
Other Comprehensive Income	(87)	(435)
Total Comprehensive Loss Attributable to GFG	(3,553)	6,359
Ordinary Shares Outstanding for the year	1,427	1,427
Basic Earnings per Share (in Pesos)	(2.43)	4.76
Diluted Earnings per Share (in Pesos)	(2.43)	4.76
Cash Dividends per Share (in Pesos)	1.40	1.13
Book Value per Share (*) (in Pesos)	42.13	45.22

(*) Total Shreholders´Equity attributable to GFG divided Ordinary Shares Outstanding for the year.

	For the Year Ended December 31,		As of January 1,
	2018	2017	2017
	(in millions of Pesos, except as noted)
Consolidated Balance Sheet in Accordance with IFRS
Cash and Due from Banks	143,309	87,045	121,184
Debt Securities at Fair Value Through Profit or Loss	75,935	42,748	28,818
Net Loans and Other Financing	282,710	284,355	245,703
Total Assets	569,692	489,641	450,614
Deposits	360,097	296,367	277,078
Other Liabilities	147,747	125,796	127,863
Shareholders’ Equity attributable to GFG	60,125	64,525	42,954
Percentage of Period-end Balance Sheet Items Denominated in Dollars:
Loans and Other Financing	39%	24%	14%
Total Assets	45%	28%	27%
Deposits	59%	38%	34%
Total Liabilities	49%	31%	31%

For the Year Ended December 31,
2018	2017
Selected Ratios (*)
Profitability and Efficiency
Net Yield on Interest Earning Assets (1)	14.08%	11.43%
Financial Margin (2)	15.57%	12.11%
Return on Assets (3)	(0.61)%	1.39%
Return on Shareholders’ Equity (4)	(5.76)%	10.53%
Efficiency ratio (5)	52.04%	52.36%
Capital
Shareholders’ Equity as a Percentage of Total Assets	10.55%	13.18%
Total Liabilities as a Multiple of Shareholders’ Equity	8.45	x	6.54	x
Total Capital Ratio	15.11%	10.69%
Liquidity
Cash and Due from Banks(6) as a Percentage of Total Deposits	39.80%	29.37%
Loans and other financing as a Percentage of Total Assets	49.63%	58.07%
Credit Quality
Non-Accrual Instuments (7) as a Percentage of Total Financial Instruments Portfolio	3.51%	2.20%
Allowance for Financial Instruments as a Percentage of Non-accrual Financial Instruments(7)	137.42%	129.75%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio	4.98%	2.17%
Inflation and Exchange Rate
Wholesale Price Index	73.50%	18.80%
Consumer Price Index	47.65%	24.80%
Exchange Rate Variation (8)	101.44%	18.42%
CER (9)	47.16	22.62
UVA (10)	46.86	21.15

(*) All of the ratios disclosed above are included because they are considered significant by the management of Grupo Financiero Galicia.

(1) Net interest earned divided by interest-earning assets. For a description of net interest earned, see Item 4. “Information on the Company”-A.“Business Overview”-“Selected Statistical Information”-“Average Balance Sheet and Income from Interest-Earning Assets and Expenses from Interest-Bearing Liabilities”.

(2) Financial margin represents net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income and expenses, divided by the average balance of interest-earning assets.

(3) Net income attibutable to GFG as a percentage of  total assets.

(4) Net income attibutable to GFG as a percentage of shareholders’ equity.

(5) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

(6) Liquid assets of Banco Galicia include cash and receivables, Lebacs (Bills form Argentine Central Back), net call money, short-term loans to other Argentine financial institutions, special guarantee accounts held at the Argentine Central Bank, and repurchase and reverse repurchase transactions in the Argentine financial market.

(7) Non-Accrual Financial Instruments are defined as those Financial Instruments in Stage 3.

(8) Annual change in the end-of-period exchange rate expressed in Pesos per Dollar.

(9) The “CER” is the “Coeficiente de Estabilización de Referencia”, an adjustment coefficient based on changes in CPI.

(10) The “UVA” is the “Unidad de Valor Adquisitivo”, an adjustment coefficient based on changes in the CER.

The tables below reflect Grupo Galicia’s financial results for the fiscal years ended December 31, 2016, 2015 and 2014, which were prepared in accordance with Argentine Banking GAAP (“Previous GAAP”). The information based on Previous GAAP included below and elsewhere is this annual report is not comparable to information prepared in accordance with IFRS.

	Fiscal Year Ended December 31,
	2016	2015	2014
	(in millions of Pesos, except as noted)
Consolidated Income Statement in Accordance with Argentine Banking GAAP
Financial Income	36,608	25,844	19,860
Financial Expenses	20,239	13,402	10,321
Gross Brokerage Margin (1)	16,369	12,442	9,539
Provision for Losses on Loans and Other Receivables	3,533	2,214	2,411
Income before Taxes	9,371	7,139	5,330
Income Tax	(3,353)	(2,801)	(1,992)
Net Income	6,018	4,338	3,338
Basic Earnings per Share (in Pesos)	4.63	3.34	2.57
Diluted Earnings per Share (in Pesos)	4.63	3.34	2.57
Cash Dividends per Share (in Pesos)	0.18	0.12	0.08
Book Value per Share (in Pesos)	15.66	11.14	7.88
Amounts in Accordance with U.S. GAAP
Net Income	6,037	4,336	3,504
Basic and Diluted Earnings per Share (in Pesos)	4.64	3.33	2.70
Book Value per Share (in Pesos)	15.45	11.06	7.88
Financial Income	34,549	24,252	18,166
Financial Expenses	19,410	12,826	9,663
Gross Brokerage Margin	15,139	11,426	8,503
Provision for Losses on Loans and Other Receivables	3,192	1,985	1,992
Income Tax	3,195	2,644	1,890
Consolidated Balance Sheet in Accordance with Argentine Banking GAAP
Cash and Due from Banks	61,166	30,835	16,959
Government Securities, Net	13,701	15,525	10,01
Loans, Net	137,452	98,345	66,608
Total Assets	242,251	161,748	107,314
Deposits	151,688	100,039	64,666
Other Funds (2)	70,210	47,224	32,402
Total Shareholders’ Equity	20,353	14,485	10,246
Average Total Assets (3)	184,395	122,684	92,51
Percentage of Period-end Balance Sheet Items
Denominated in Dollars:
Loans, Net of Allowances	12.77	3.26	4.20
Total Assets	27.56	16.88	12.11
Deposits	33.63	14.37	7.46
Total Liabilities	30.82	18.86	13.61
Amounts in Accordance with U.S. GAAP
Trading Securities	17,196	16,148	10,199
Available-for-Sale Securities	5,423	4,385	4,627
Total Assets	260,403	180,142	120,393
Total Liabilities	240,316	165,759	110,150
Shareholders’ Equity	20,087	14,383	10,243
(1)

Gross Brokerage Margin primarily represents income from interest on loans and other receivables resulting from financial brokerage plus net income from government and corporate debt securities, including gains and losses, minus interest on deposits and other liabilities from financial intermediation. It also includes the CER/UVA adjustment.

(2)	Primarily includes debt with merchants and liabilities with other banks and international entities.
(3)

Average Total Assets, including the related interest that is due thereon is calculated on a daily basis for Banco Galicia and for Galicia Uruguay, as well as for Tarjetas Regionales consolidated with its operating subsidiaries, and on a monthly basis for Grupo Financiero Galicia and its non-banking subsidiaries.

Fiscal Year Ended December 31,
2016	2015	2014
Selected Ratios in Accordance with Argentine Banking GAAP
Profitability and Efficiency
Net Yield on Interest Earning Assets (1)	13.26%	14.18%	14.42%
Financial Margin (2)	12.10	13.12	13.56
Return on Average Assets (3)	3.48	3.83	3.85
Return on Average Shareholders’ Equity (4)	35.03	35.54	39.07
Net Income from Services as a Percentage of Operating Income (5)	39.63	38.65	37.40
Efficiency ratio (6)	64.98	63.64	60.51
Capital
Shareholders’ Equity as a Percentage of Total Assets	8.40%	8.96%	9.55%
Total Liabilities as a Multiple of Shareholders’ Equity	10.9	x	10.17	x	9.47	x
Total Capital Ratio	15.04%	13.38%	15.91%
Liquidity
Cash and Due from Banks(7) as a Percentage of Total Deposits	47.18%	42.93%	38.60%
Loans, Net as a Percentage of Total Assets	56.74	60.80	62.07
Credit Quality
Past Due Loans (8) as a Percentage of Total Loans	2.43%	2.46%	2.61%
Non-Accrual Loans (9) as a Percentage of Total Loans	3.31	3.11	3.57
Allowance for Loan Losses as a Percentage of Non-accrual Loans(9)	100.06	112.41	105.78
Net Charge-Offs (10) as a Percentage of Average Loans	1.67	1.26	2.81
Ratios in Accordance with U.S. GAAP
Capital
Shareholders’ Equity as a Percentage of Total Assets	7.71	7.98	8.51
Total Liabilities as a Multiple of Total Shareholders’ Equity	11.96	x	11.52	x	10.75	x
Liquidity
Loans, Net as a Percentage of Total Assets	52.76%	54.55%	55.29%
Credit Quality
Allowance for Loan Losses as a Percentage of Non-Accrual Loans	128.53	135.35	129.78
Inflation and Exchange Rate
Wholesale Inflation (11)	34.59%	12.65%	28.27%
Consumer Inflation (12)	41.05%	26.90%	23.91%
Exchange Rate Variation (13) (%)	21.88	52.07	31.21
CER (14)	35.79	15.05	24.34
UVA (15)	17.26	-	-
(1)	Net interest earned divided by interest-earning assets.
(2)	Financial margin represents gross brokerage margin divided by average interest-earning assets.
(3)	Net income excluding non-controlling interest as a percentage of average total assets.
(4)	Net income as a percentage of average shareholders’ equity.
(5)	Operating income is defined as gross brokerage margin plus net income from services.
(6)	Administrative expenses as a percentage of operating income as defined above.
(7)

Liquid assets of Banco Galicia include cash and receivables, Lebacs, net call money, short-term loans to other Argentine financial institutions, special guarantee accounts at the Argentine Central Bank, and repurchase and reverse repurchase transactions in the Argentine financial market.

(8)

Past-due loans are defined as the aggregate principal amount of a loan plus any accrued interest that is due and payable for which either the principal or any interest payment is 91 days or more past due.

(9)

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.

(10)	Direct charge-offs minus amounts recovered.
(11)

As of December 31, 2015 as measured by the interannual change between the October 2014 and the October 2015 Wholesale Price Index (“WPI”), published by INDEC (as defined herein), because the measurement of this index was discontinued for the remainder of 2015. In 2016 the measure was reinstated.

(12)

In 2015, annual variation of the Consumer Price Index (“CPI”) was calculated using the Consumer Price Index of the City of Buenos Aires, an alternative measure of inflation proposed by INDEC after it discontinued its index.

(13)	Annual change in the end-of-period exchange rate expressed in Pesos per Dollar.
(14)	The “CER” is the “Coeficiente de Estabilización de Referencia”, an adjustment coefficient based on changes in the CPI.
(15)	The “UVA” is the “Unidad de Valor Adquisitivo”, an adjustment coefficient based on changes in the CER.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below in addition to the other information contained in this annual report. In addition, most, if not all, of the risks described below must be evaluated bearing in mind that our most important asset is our equity interest in Banco Galicia. Thus, a material change in Banco Galicia’s shareholders’ equity or income statement would also adversely affect our businesses and results of operations. We may also face risks and uncertainties that are not presently known to us or that we currently deem immaterial, which may impair our business. Our operations, property and customers are located in Argentina. Accordingly, the quality of our customer portfolio, loan portfolio, financial condition and results of operations depend, to a significant extent, on the macroeconomic and political conditions prevailing in Argentina. In general, the risk assumed when investing in the securities of issuers from countries such as Argentina is higher than when investing in the securities of issuers from developed countries.

Risk Factors Relating to Argentina

The current state of the Argentine economy, together with uncertainty regarding the government, may adversely affect our business and prospects.

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

Since 2012, Argentina has gone through a period of stagflation. Figures of economic activity reflected a slowdown in domestic production, together with an increasing inflation rate at a higher pace than that noted in previous years. After the Peso devaluation with respect to the Dollar that took place in January 2014, the exchange rate between those two currencies remained relatively steady until the end of the former government’s term of office. During that period, low activity growth levels continued coexisting with a high inflation rate.

In December 2015, Mauricio Macri took office as the new president of Argentina. Since becoming president, Mr. Macri has implemented several measures, such as exchange and regulatory measures that reversed policies that had been in place prior to his administration, such as regulations related to exchange controls and other currency regulations. The impact of these measures, such as a devaluation of the Peso with respect to the Dollar of approximately 50%, as well as the impact of any measures that the Macri administration may implement in the future, is unknown and could have a material and adverse impact on the results of Grupo Galicia’s operations.

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

A less favorable international context, a decrease in the competitiveness of the Peso as compared to foreign currencies, the low consumer confidence and low confidence from both local and foreign investors and a higher inflation rate, among other factors, may affect the development and growth of the Argentine economy and cause volatility in the local capital markets. Such events may adversely impact Grupo Galicia’s business and financial condition. Pursuant to the National Institute of Statistics and Census (the “INDEC”), the gross domestic product (the “GDP”) in Argentina, in real terms, decreased 2.5% in 2014; increased 2.7% in 2015; decreased 2.1% in 2016; increased 2.7% in 2017; and decreased 2.5% in 2018. Likewise, the INDEC carried out a review of the economic growth data corresponding to the periods from 2005 to 2015. This review exhibited a 20% difference between current measurements and those conducted by the prior administration.

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

No assurance can be provided that a decline in economic growth or certain economic instability will not occur. Any such stagnation or slowdown or increased economic and political instability could have a significant adverse effect on Grupo Galicia’s business, financial position and results of operations, and the trading price for its ADSs.

The ability of the current administration to implement proposed economic policy reforms, and the impact that these measures and any future measures taken by a new administration will have on the Argentine economy, remains uncertain.

As the date of this annual report, the impact that the reforms adopted by the Macri administration will have on the Argentine economy as a whole, and the financial sector in particular, cannot be predicted. In addition, the Macri administration’s ability to implement all of its proposed policies and corresponding measures cannot be assured. Since assuming office, the Macri administration has announced and implemented several significant economic policy reforms, including reforms related to the INDEC, the foreign exchange market foreign trade, fiscal deficit reduction, the correction of certain monetary imbalances, energy crisis, corporate criminal liability, the social security system, and the tax code. In 2016, Macri’s administration also was able to reach an agreement with the holdout creditors of Argentina’s outstanding debt.

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

The fiscal, monetary and currency adjustments undertaken by the Macri administration may result in slower short-term economic growth while seeking to guide the economy toward a sustained path for growth in the medium-term. Immediately after the foreign exchange controls were lifted on December 16, 2015, the dismantling of the multiple exchange regime resulted in the official Peso exchange rate (available only for certain types of transactions) falling in value by 40.1%, and the Peso-Dollar exchange rate fell to Ps.13.76 to US$1.00 on December 17, 2015. The Argentine Central Bank allowed the Peso to float with limited intervention until March 2018.As a result of the exchange rate crisis that began in March 2018 and lasted throughout the rest of 2018, the Peso-Dollar exchange rate became increasingly volatile. The exchange rate crisis lasted throughout most of 2018 and by December 28, 2018, the Peso-Dollar exchange rate had increased to Ps.37.81 to US$1.00. There can be no assurance as to the short- or long-term effects of these policies on the exchange rate or the Argentine economy as a whole.

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

Since 2007, the Argentine economy has experienced high levels of inflation. According to private estimates, as figures published by the INDEC were not reliable, inflation rates increased from levels of around 10% in 2005 and 2006 to a level above 20% during the following years, and reached a rate of 42.3% in 2014, decreasing to 27.2% in 2015, mainly due to the slowdown in economic activity in Argentina and to the overvaluation of the Peso, and increasing again to around 40% in 2016 and 25% in 2017, primarily as a consequence of the adjustments made by the government to fix certain macroeconomic imbalances, such as the dismantling of the multiple exchange regime and eliminating certain subsidies. In 2018, the devaluation of the Peso led to a rise in inflation. Inflation was 47.6% as of December 31, 2018. In response to this hyperinflation, the Argentine Central Bank abandoned its annual inflation reduction goals for 2019.

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

In addition to the above, the accuracy of INDEC’s calculation of the CPI in Greater Buenos Aires (IPC-GBA), according to which inflation was calculated, has been questioned. In particular, concerns were historically voiced that the actual consumer and wholesale price indices may be significantly higher than those that were indicated by INDEC. In order to address these concerns, the Macri administration has implemented various personnel changes at the INDEC. The new individuals in charge have discontinued use of most previously used indices in order to review the same and, potentially, to establish new, more accurate and reliable indices. There is currently uncertainty regarding what other future measures the INDEC may adopt and the impact that such measures may have on the relationship between Argentina and the IMF and the results of operations of Grupo Galicia.

A high inflation rate also affects Argentina’s competitiveness abroad, as well as real salaries, employment rates, consumption rates and interest rates. A high level of uncertainty with regard to these economic variables, and lack of stability in terms of inflation, could lead to shortened contractual terms and affect the ability to plan and make decisions. This may have a negative impact on economic activity and on the income of consumers and their purchasing power, all of which could materially and adversely affect Grupo Galicia’s financial position, results of operations and business, and the trading price for its ADSs.

Argentina’s and Argentine companies’ ability to obtain financing and to attract direct foreign investment is limited and may adversely affect Grupo Galicia’s financial position, results of operations and business.

Argentina and Argentine companies have had limited access to foreign financing in recent years, primarily as a result of a default in December 2001 by Argentina on its debt to foreign bondholders, multilateral financial institutions and other financial institutions. Argentina settled all of its outstanding debt with the IMF in 2006, carried out a variety of debt swaps with certain bondholders between 2004 and 2010, and reached an agreement with the Paris Club in 2014. After several years of litigation, on March 1, 2016, an agreement was reached between the Argentine government and certain creditors to which the Argentine government was previously in default. This agreement consisted of a payment in cash of approximately US$4.7 billion to the NML, Aurelius, Barcebridge and Davidson Kempner funds, and was approved by the Argentine Congress pursuant to law No.27,249.

On April 18, 2016, in order to make the payment to said funds and to other bondholders in similar conditions, Argentina issued bonds in an amount of US$16.5 billion, with interest rates between 6.25% and 8% and maturities of three, five, 10 and 30 years. The payment of approximately US$9.3 billion to the bondholders was made on April 22, 2016, thus reaching a final solution to the Argentine debt in default.

During the remainder of 2016, 2017 and the first four months of 2018, the Argentine government continued to seek financing from international markets. Following the exchange rate crisis beginning in April 2018, however, Argentina has not been able to access the international capital markets, resulting in the Argentine government requesting a loan from the IMF (Stand-By Agreement for a total of US$57 billion). The Argentine government may only drawdown on such loan to the extent it is honoring its commitment to implement restrictive monetary and fiscal policies, which could have a significant adverse effect on Argentina’s economy and on Argentine companies or Grupo Galicia’s ability to obtain international financing, and could also adversely affect local credit conditions.

A decline in the international prices of Argentina’s main commodity exports and an additional real appreciation of the Peso against the Dollar could affect the Argentine economy and create new pressures on the foreign exchange market, and have a material adverse effect on Grupo Galicia’s financial condition, prospects and operating results.

The reliance on the export of certain commodities, such as soy, has made the country more vulnerable to fluctuations in their prices. A decrease in commodity prices may adversely affect the Argentine government’s fiscal revenues and the Argentine economy as a whole.

A significant increase in the real appreciation of the Peso could affect Argentina’s competitiveness, substantially affecting exports, and this in turn could prompt new recessionary pressures on Argentina’s economy and a new imbalance in the foreign exchange market, which could exacerbate exchange rate volatility. Given the strong reliance on revenues from taxes on exports, a significant appreciation of the real exchange rate could substantially reduce Argentine public sector’s tax revenues in real terms. The occurrence of the foregoing could exacerbate the existing inflationary environment and potentially materially and adversely affect the Argentine economy, as well as Grupo Galicia’s financial condition and operating results and, thus, the trading prices for its ADSs.

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

The problems faced by the European Union’s periphery countries, resulting from a combination of factors such as low growth, fiscal woes and financial pressures, are particularly acute. Reestablishing financial and fiscal stability to offset the low or zero growth continues to pose a challenge. As a result, the leading economies of the European Union imposed emergency economic plans in such countries, which plans are still in place. During 2018, the U.S. Federal Reserve increased the Federal Funds rate by 100 basis points and continued to cut its asset purchase and its monetary easing programs. Such changes continued to strengthen the Dollar globally, affecting commodity prices and reducing the inflow of capital to emerging market countries, including Argentina.

Brazil, Argentina’s main trade partner, has experienced a slight increase in GDP in recent years, increasing 1.1% in 2017 and 2018. Although Brazil’s economic outlook may be improving, a further deterioration of activity, a delay in Brazil’s expected economic recovery or a slower pace of economic improvement in Brazil may have a negative impact on Argentine exports and on the overall level of economic and industrial activity in Argentina, particularly with respect to the automotive industry. In addition, the inauguration of Jair Bolsonaro as the new president of Brazil has contributed to geopolitical volatility in this region as a result of his polarizing ideologies.

China, which is the main importer of Argentine raw materials, experienced an economic slowdown in 2018 as compared to recent years. The prices for Argentine commodities, in particular oilseeds, decreased. If these trends continue, it could affect the inflow of foreign currency into Argentina from exports. The slowdown of the Chinese economy and increased volatility of its financial markets could impact financial markets worldwide, which, in turn, could increase the cost and availability of financing both domestically and internationally for Argentine companies.

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

In 2017, the Dollar to Peso exchange rate increased 18% as compared to 2016. This trend accelerated in 2018, with an increase of 113% from December 2017 to December 2018. Since December 31, 2018, the local currency has depreciated by 14%. Any further depreciation of the Peso may have an adverse impact on the business of Grupo Galicia and on the trading prices for its ADSs.

Additionally, the Central Bank may intervene in the foreign exchange market to influence exchange rates. Purchases of Pesos by the Central Bank could result in a decrease of its international reserves. A significant decrease in the Central Bank’s international reserves may have an adverse impact on Argentina’s ability to withstand external shocks to the economy, and any adverse effects to the Argentine economy could, in turn, adversely affect the financial position and business of Grupo Galicia and its subsidiaries.

Finally, as a result of the hyperinflation caused by the exchange rate crisis, the costs associated with Grupo Galicia’s subsidiaries servicing their foreign currency-denominated debt will increase, which could increase Grupo Galicia’s costs and therefore have a material adverse effect on Grupo Galicia’s financial condition and results of operations.

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

The impact that the new measures will have on the Argentine economy and Grupo Galicia is uncertain. No assurance can be provided that the regulations will not be amended, or that no new regulations will be enacted in the future imposing greater limitations on funds flowing into and out of the Argentine foreign exchange market. Any such new measures, as well as any additional controls and/or restrictions, could materially affect Grupo Galicia’s ability to access the international capital markets and may undermine its ability to make payments of principal and/or interest on its obligations denominated in a foreign currency or transfer funds abroad (in total or in part) to make payments on its obligations (which could affect Grupo Galicia’s financial condition and results of operations). Therefore, Argentine resident or non-resident investors should take special notice of these regulations (and their amendments) that limit access to the foreign exchange market. In the future Grupo Galicia may be prevented from making payments in U.S. Dollars and/or making payments outside of Argentina due to the restrictions in place at that time in the foreign exchange market and/or due to the restrictions on the ability of companies to transfer funds abroad.

It may be difficult to effect service of process against Grupo Galicia’s executive officers and directors, and foreign judgments may be difficult to enforce or may be unenforceable.

Service of process upon individuals or entities which are not resident in the United States may be difficult to obtain in the United States. Grupo Galicia and its subsidiaries are companies incorporated under the laws of Argentina. Most of their shareholders, directors, members of the Supervisory Syndics’ Committee, officers, and some specialists named herein are domiciled in Argentina and the most significant part of their assets is located in Argentina. Although Grupo Galicia has an agent to receive service of process in any action against it in the United States with respect to its ADSs, none of its executive officers or directors has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult to effect service of process against Grupo Galicia’s executive officers and directors. Additionally, under Argentine law, the enforcement of foreign judgments will only be allowed if the requirements in sections 517 to 519 of the National Code of Civil and Commercial Procedures are met or, if it is one of the powers governed by provincial law, the requirements in the applicable local code of procedure, and provided that the foreign judgment does not infringe on concepts of public policy in Argentine law, as determined by the competent courts of Argentina. As such, an Argentine court may find that the enforcement in Argentina of a foreign judgment (including a U.S. court) that requires payment be made by an Argentine to holders of its foreign currency-denominated securities outside of Argentina is contrary to the public policy if, for instance, there are legal restrictions in place prohibiting Argentine debtors from transferring foreign currency abroad to pay off debts.

The intervention of the Argentine government in the electric power sector could have a material adverse impact on the Argentine economy, which may have a material adverse impact on Grupo Galicia’s results of operations.

Historically, the Argentine government has played an active role in the electric power sector through the ownership and management of state-owned companies engaged in the generation, transmission and distribution of electric power. To address the Argentine economic crisis of 2001 and 2002, the Argentine government adopted Law No.25,561 and other regulations, which made a number of material changes to the regulatory framework applicable to the electric power sector and have significantly distorted supply and demand in the sector. These changes included the freezing of distribution margins, the revocation of adjustment and inflation indexation mechanisms for tariffs, a limitation on the ability of electric power distribution companies to pass on to the consumer increases in costs due to regulatory charges and the introduction of a new price-setting mechanism in the wholesale electricity market, all of which had a significant impact on electric power generators and caused substantial price differences within the market.

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

On March 31, 2017, the Ministry of Energy and Mining released a new tariff schedule that increased the price consumers pay for electricity and natural gas by 36% with the goal of reducing government subsidies for energy consumption as part of efforts to reduce the Argentine government’s fiscal deficit. Following a public hearing, the Minister of Energy and Mining released a revised tariff schedule in December 2017, which further increased rates between 34% and 57% (depending on the province) for natural gas and approximately 34% for other electricity. On December 28, 2018, the government further increased gas and electricity tariffs to 40% and 55%, respectively, which will be implemented during the 2019 fiscal year.

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

As a result of the 2001-2002 financial crisis, the volume of financial intermediation activity dropped dramatically: private sector credit plummeted from 24% of GDP in December 2000 to 7.7% in June 2004 and total deposits as a percentage of GDP fell from 31% to 23.2% during the same period. The depth of the crisis and the effect it had on depositors’ confidence in the financial system created uncertainty regarding its ability to act as an intermediary between savings and credit. Furthermore, the ratio of the total financial system’s private-sector deposits and loans to GDP remains low when compared to international levels and continues to be lower than the periods prior to the crisis, especially in the case of private-sector deposits and loans, which amounted to 20.7% and 10.6% of GDP, respectively, as of December 31, 2018.

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

Banco Galicia’s exposure to the public sector as of March 31, 2019 was Ps.124,058 million, representing approximately 22% of its total consolidated assets and 240% of its shareholders’ equity. Of this total, Ps.99,480 million were Argentine Central Bank debt instruments, Ps.24,535 million corresponded to Argentine government securities, while the remaining Ps.43 million corresponded to other receivables resulting from financial brokerage. As a result, Grupo Galicia’s income-generating capacity may be materially impacted, or may be particularly affected by the Argentine public sector’s repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above. Banco Galicia’s ability to honor its financial obligations may be adversely affected by the Argentine government’s repayment capacity or its failure to meet its obligations in respect of Argentine government obligations owed to Banco Galicia.

The Consumer Protection Law may limit some of the rights afforded to Grupo Galicia and its subsidiaries.

Argentine Law No.24,240 (the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Galicia’s customers. The Consumer Protection Law was amended by Law No.26,361 on March 12, 2008 (as amended by Laws No.27,250 and 27,265 in 2016) to expand its applicability, rights granted to consumers and the penalties associated with violations thereof. Additionally, Law No.25,065 (as amended by Law No.26,010 and Law No.26,361, the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders. On October 1, 2014, a new Civil and Commercial Code was sanctioned, which captured the principles of Consumer Protection Law and established their application to banking agreements.

On September 17, 2014, Law No.26,993 was enacted, which created a “System to Solve Disputes in Consumer Relationships”, introducing new administrative and legal procedures within the framework of the Consumer Protection Law; namely, an administrative and a judicial regime for such matters.

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

Final judgments entered against financial institutions under these class actions may affect the profitability of financial institutions in general and of Banco Galicia specifically in relation to class actions filed against Banco Galicia. For further information regarding class actions brought against Banco Galicia, please refer to the Item 8. “Financial Information”─A. “Consolidated Statements and Other Financial Information”—“Legal Proceedings”— “Banco Galicia”.

Administrative procedures filed by the tax authorities of certain provinces against financial institutions, such as Banco Galicia (the primary subsidiary of Grupo Galicia) and amendments to tax laws applicable to Grupo Galicia could generate losses for Grupo Galicia.

City of Buenos Aires tax authorities, as well as certain provincial tax authorities, have initiated administrative proceedings against financial institutions in order to collect higher gross income taxes from such financial institutions beginning in 2002 and onward.

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

Notwithstanding the fact that the repayment of such obligations could be afforded by Grupo Galicia through other means, such as bank loans or new issues in the capital market, investors should take notice of the above, prior to deciding on their investment in equity in Grupo Galicia. For further information on dividend distribution restrictions, see Item 5. “Operating and Financial Review and Prospects”─B. “Liquidity and Capital Resources”.

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

Due to Grupo Galicia’s adoption of IFRS beginning January 1, 2018, Grupo Galicia’s internal controls over financial reporting may not be effective, resulting in increased operational costs to comply with its financial reporting obligations, therefore adversely affective its results of operations and financial reporting process.

Grupo Galicia adopted IFRS effective as of January 1, 2018 and Grupo Galicia’s financial statements for the year ended December 31, 2018 are its first financial statements prepared in accordance with IFRS.  In connection with this transition, Grupo Galicia has faced challenging and complex changes to its accounting and financial reporting procedures. The implementation of Grupo Galicia’s existing internal control mechanisms and corporate governance processes in light of its adoption of IFRS may not be effective. As a result, Grupo Galicia may have to invest significant time and financial resources to restructuring its internal controls and corporate governance processes to comply with its financial reporting obligations, thus resulting in increased operational costs and therefore adversely affecting Grupo Galicia’s results of operations and financial reporting process.

As of July 1, 2018, the Peso qualifies as a currency of a hyperinflationary economy, and Grupo Galicia is required to apply inflationary adjustments to its financial statements, which adjustments could adversely affect its financial statements, results of operations and financial condition.

Pursuant to IAS 29 (Financial Reporting in Hyperinflationary Economies), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated in a suitable general price index to control for the effects of changes. IAS 29 does not prescribe when hyperinflation arises,but rather provides for several characteristics indicating hyperinflation in an economy. In addition, the IASB does not identify specific hyperinflationary jurisdictions. In June  2018, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries”, categorized Argentina as a country with a projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present. Argentine companies applying IFRS are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018. In addition, certain regulatory authorities, such as the Argentine Securities Commission

(Comisión Nacional de Valores) (“CNV”), have required that financial statements submitted to the CNV for the periods ended on and after December 31, 2018 to be restated for inflation in accordance with IAS 29.

For purposes of the determination of the indexation for tax purposes, Law No.27,468, enacted on December 4, 2018, substituted the Wholesale Price Index for CPI and modified the standards triggering tax indexation procedures. For the three fiscal years beginning January 1, 2018, such tax indexation will be applicable if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020. The tax indexation determined during any such year will be allocated as follows: 1/3 in that same year, and the remaining 2/3 in equal parts in the following two years. From January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29.

Grupo Galicia cannot predict the full impact of the application of such tax indexation procedures and the related adjustments on its financial statements or the effects of such tax indexation procedures on its business, results of operations and financial condition.

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

If Grupo Galicia’s subsidiaries should fail to meet regulatory standards or expectations, or detect money laundering and other illegal or inappropriate activities in a comprehensive or timely manner, Grupo Galicia’s subsidiaries may incur fines, penalties, reputational harm and other negative consequences.

Grupo Galicia’s subsidiaries must be in compliance with all applicable laws against money laundering, funding of terrorist activities and other regulations. These laws and regulations require, among other things, that Grupo Galicia’s subsidiaries adopt and implement control policies and procedures which involve “know your customer” principles that comply with the applicable regulations, and reporting suspicious or unusual transactions to the applicable regulatory authorities. As such, Grupo Galicia’s subsidiaries maintain systems and procedures designed to ensure that they comply with applicable laws and regulations. However, Grupo Galicia’s subsidiaries are subject to heightened compliance and regulatory oversight and expectations, particularly due to the evolving and increasing regulatory landscape that they operate in. Further, Grupo Galicia’s subsidiaries could become subject to future regulatory requirements beyond those currently proposed, adopted or contemplated. The cumulative effect of all of the legislation and regulations on their business, operations and profitability remains uncertain. This uncertainty necessitates that Grupo Galicia’s subsidiaries make certain assumptions with respect to the scope and requirements of the proposed rules in their business planning. If these assumptions prove incorrect, Grupo Galicia’s subsidiaries could be subject to increased regulatory and compliance risks and costs as well as potential reputational harm. In addition, a single event or issue may give rise to numerous and overlapping investigations and proceedings in different jurisdictions. Also, the laws and regulations in jurisdictions in which Grupo Galicia’s subsidiaries operate may be different or even conflict with each other as to the products and services offered by Grupo Galicia’s subsidiaries or other business activities Grupo Galicia’s subsidiaries may engage in, which can lead to compliance difficulties or issues.

Furthermore, many legal and regulatory regimes require Grupo Galicia’s subsidiaries to report transactions and other information to regulators and other governmental authorities, self-regulatory organizations, exchanges, clearing houses and customers. Grupo Galicia’s subsidiaries are also required to withhold funds and make various tax-related payments, relating to their own tax obligations and those of their customers. Grupo Galicia’s subsidiaries may be subject to fines, penalties, restrictions on our business, or other negative consequences if they do not timely, completely, or accurately provide regulatory reports, customer notices or disclosures, or make tax-related withholdings or payments, on behalf of themselves or their customers.

While Grupo Galicia’s subsidiaries have adopted policies and procedures intended to detect and prevent the use of their networks for money laundering activities and by terrorists, terrorist organizations and other types of organizations, those policies and procedures may fail to fully eliminate the risk that Grupo Galicia’s subsidiaries have been or are currently being used by other parties, without their knowledge, to engage in activities related to money laundering or other illegal activities. Moreover, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there was in place at the time, systems and procedures designed to ensure compliance. For example, Grupo Galicia’s subsidiaries are subject to regulations issued by the Office of Foreign Assets Control (OFAC) that prohibit financial institutions from participating in the transfer of property belonging to the governments of certain foreign countries and designated nationals of those countries. OFAC may impose penalties or restrictions on certain activities for inadvertent or unintentional violations even if reasonable processes are in place to prevent the violations. Any violation of these or other applicable laws or regulatory requirements, even if inadvertent or unintentional, or any failure to meet regulatory standards or expectations, including any failure to satisfy the conditions of any consent orders, could result in fees, penalties, restrictions on Grupo Galicia’s subsidiaries. ability to engage in certain business activities, reputational harm, loss of customers or other negative consequences.

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

An increase in cybersecurity breaches or fraudulent and other illegal activity involving Grupo Galicia or its subsidiaries could lead to reputational damage to Grupo Galicia’s (or its subsidiaries’) brands and could reduce the use and acceptance of its and its subsidiaries’ products, therefore adversely affecting its business and results of operations.

The business of many of Grupo Galicia’s subsidiaries depends on the efficient and uninterrupted operation of its data processing systems, its platforms for the exchange of information and its digital networks. Many of Grupo Galicia’s subsidiaries have access to a large amount of confidential information about their respective clients. Therefore, cybersecurity breaches represent a potential risk for Grupo Galicia. Cybersecurity breaches that result in, for example, identity theft, phishing, ransomware, information leaks, APT (Advanced Persistent Threat), DDoS Attacks (Denial of Distributed Service) or the theft of personal and confidential information, could negatively affect the security of information that is stored and transmitted through the information systems and network infrastructure of Grupo Galicia and negatively affect the reputation of Grupo Galicia’s brands, thereby causing existing and potential clients to refrain from conducting business with Grupo Galicia’s subsidiaries. Grupo Galicia cannot provide any assurance that the systems are invulnerable to cybersecurity breaches or that its existing security measures will be successful in protecting against any such breach. In addition, any of the aforementioned events could lead to an increase in compliance costs for Grupo Galicia’s subsidiaries. If any of the above described events were to occur, it could lead to reputational damage to Grupo Galicia’s brands, which could reduce the use and acceptance of its products, greater regulation, and increased compliance costs, therefore adversely affect its business and results of operation and the trading price for its ADSs.

Fluctuations in the value of the Peso could adversely affect Argentine economic growth and Argentina’s international reserves and the financial situation of the Grupo Galicia and its subsidiaries.

The devaluation of the Peso could have a negative impact on the ability of certain Argentine businesses to make timely payments on their foreign currency-denominated debt, could cause inflation, could cause a significant reduction in salaries in real terms, could put at risk the financial stability of companies, such as certain subsidiaries of Grupo Galicia, whose success depends on internal market demand and could also adversely affect the ability of the Argentine government to pay its foreign currency-denominated debt. In 2015, the Peso depreciated approximately 25% as compared to the Dollar, which included a 10% depreciation between January 1, 2015 and November 30, 2015 and a 16% devaluation during the last month of the year, the majority of which was concentrated in the period after December 16, 2015 once the government of Macri assumed control of the exchange rate put in place by the prior government. In 2016, the Peso lost approximately 28% of its value as compared to the Dollar and in 2017, the Peso lost approximately 11% of its value as compared to the Dollar. In 2018, an exchange rate crisis caused the Peso to lose approximately 53% of its value as compared to the Dollar.

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

The various economic crisis in the past in Argentina and the fixing of the tariff rates in the electricity sector have provoked a significant lack of infrastructure and business investment for the supply and transportation of natural gas and electricity. At the same time, the demand for the natural gas and electricity in Argentina has increased considerably due to the improving economic conditions in the country and the low cost of such services. To address such increase in demand, Argentina has needed to import natural gas from other countries. The Central Bank’s reserves have been frequently used by the government to pay for such imports. If the government is unable to pay to import natural gas to cover the energy deficit, the Argentine economy may suffer and Argentine businesses may be adversely affected.

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

On August 18, 2016, the Supreme Court suspended the gas tariff increases for residential users and ordered public hearings in respect of such increases. The Argentine government, complying with this ruling, conducted public hearings on the matter in September 2016. During such hearings, the Secretary of Energy ratified the government’s plan to maintain such increases and to further increase the same. In October 2016, resolution No.212 – E/2016 established the new gas tariffs with an average increase of 200% for residential consumers and of 277% for most merchants, small and medium companies.

On September 27, 2016, Federal Judge No.3 of the Province of Cordoba suspended for the whole country the increase of gas tariffs for merchants, small and medium companies and ordered the imposition of the tariff regime in place on March 31, 2016 until December 27, 2016. Such resolution was appealed by the Argentine government. On September 6, 2016, the Supreme Court ruled in favor of increasing the electricity tariffs in the Province of Buenos Aires.

As a consequence of the above, the cost of energy has increased significantly in recent years, which increase may have an adverse effect on the Argentine economy and Grupo Galicia’s financial condition and results of operations.

High levels of public spending in Argentina could generate long lasting adverse consequences for the Argentine economy.

During recent years, the Argentine government has substantially increased the levels of its public spending. In 2016, public sector spending increased by 38.2% as compared to the prior year, and the government announced a primary fiscal deficit equal to 4.2% of GDP. In 2017, public sector spending increased by 21.8% as compared to the prior year, and the government announced a primary fiscal deficit equal to 3.8% of GDP. In 2018, public sector spending increased by 22.4% as compared to the prior year, and the government announced a primary fiscal deficit equal to 2.4%, with revenues increasing 30.2% for the year ended December 31, 2018 as compared to the year ended December 31, 2017.

Despite the results of the year ended December 31, 2018, if public spending increases again outpace increases in revenues, the fiscal deficit is likely to increase, causing the Argentine government to seek assistance from the Central Bank and the National Administrator of Pensions.

Any such increase in the deficit could have a negative effect on the government’s ability to access to the long term financial markets, and in turn, could limit the access to such markets for Argentine companies, such as Grupo Galicia and its subsidiaries. The same may have a material and adverse effect on Grupo Galicia’s financial condition and results of operations.

Failure to adequately address actual and perceived risks arising from institutional deterioration and corruption could adversely affect Argentina’s economy and financial position and the ability of Argentine companies to attract foreign investment.

The lack of a solid institutional framework and corruption have been identified as serious problems for Argentina, and may continue to be. In the Transparency International’s Corruption Perceptions Index 2018, which measures corruption in 180 countries, Argentina ranked No.85. In the World Bank’s “Doing Business” report in 2018, Argentina Ranked No.119 out of 190 countries. The failure to address these issues could increase the risk of political instability, distort the decision-making process, adversely affect Argentina’s international reputation and its ability and the ability of its companies to attract foreign investment. Although the Macri administration has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption, the Argentine government’s ability to implement these initiatives is uncertain as it would require the involvement of the judiciary branch, which is independent, as well as legislative support from opposition parties and there can be no assurances that the implementation of such measures will be successful. A deterioration in the Argentine economy could have a material and adverse effect on Grupo Galicia’s financial condition and results of operations.

Item 4. Information on the Company

A. History and Development of the Company

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

Through the operating subsidiaries of Tarjetas Regionales, in which Grupo Galicia has an 83% ownership interest, we provide proprietary brand credit cards and consumer finance services throughout the “Interior” of Argentina. Argentines refer to the “Interior” as all of Argentina except for Buenos Aires and its surrounding areas (“Greater Buenos Aires”).

Through Sudamericana Holdings and its subsidiaries we provide insurance products in Argentina. We directly or indirectly own other companies providing financial related products as explained herein. We are one of Argentina’s largest financial services groups with consolidated assets of Ps.569,692 million as of December 31, 2018. For more information regarding the corporate reorganization of Tarjetas Regionales and the sale of Compañia Financiera Argentina S.A. (“CFA”), please see “History”.

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

We are domiciled in Buenos Aires, Argentina. Under our bylaws, our corporate duration is until June 30, 2100. Our duration may be extended by a resolution passed at the extraordinary shareholders’ meeting. Our principal executive offices are located at Teniente General Juan D. Perón 430, Twenty-Fifth floor, (C1038AAJ), Buenos Aires, Argentina. Our telephone number is (54-11) 4343-7528 and our website is www.gfgsa.com.

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

In compliance with Argentine regulations, Grupo Financiero Galicia made all required communications and paid the amounts corresponding to the remaining shares of Banco Galicia held by third parties. On August 4, 2014, Grupo Financiero Galicia became the owner of 100% of the outstanding capital stock of Banco Galicia when the relevant unilateral declaration to acquire the remaining shares of Banco Galicia held by third parties recorded as a public deed pursuant to Article 95 of the Law No.26,831 (the “Capital Markets Law”, in Spanish “Ley de Mercado de Capitales”).

On January 12, 2017, Grupo Financiero Galicia, together with its main subsidiary Banco Galicia, accepted an offer made by Mr. Julio A. Fraomeni and Galeno Capital S.A.U. to purchase 100% of CFA. On December 4, 2017, pursuant to Resolution No.414, the Argentine Central Bank authorized such sale, which was completed on February 2, 2018, and Grupo Financiero Galicia received Ps.30,771,146 (which, as adjusted for inflation, was equal to Ps.42,794,389 as of December 31, 2018).

On May 16, 2017, the Board of Directors of Grupo Financiero Galicia accepted an offer to acquire 10,000 book-entry shares with a nominal value of Ps.1 per share, representing 1% of the share capital of Galicia Valores S.A. owned by CFA for Ps.906,524.15 (which, as adjusted for inflation, was equal to Ps.1,511,188 as of December 31, 2018).

During August 2017, Grupo Financiero Galicia accepted a series of irrevocable sales offers for the acquisition of 6% of the issued and outstanding share capital of its subsidiary, Tarjetas Regionales. On January 5, 2018, a total sales price of US$49,000,000 was paid by Grupo Financiero Galicia and the transaction was completed on January 8, 2018, with the transfer of 22,633,260 Class A common shares, book-entry, with a par value of Ps.1 per share and five votes per share, and 42,033,196 Class B common shares, book-entry, with a par value of Ps.1 per share and one vote per share.

On October 12, 2017, the Board of Directors of the Company approved the corporate reorganization of Grupo Financiero Galicia and Banco Galicia. Such reorganization consisted of the divestiture of Banco Galicia’s shares in Tarjetas Regionales (77% of its share capital), and the incorporation of such shares into the assets of Grupo Financiero Galicia effective January 1, 2018. On January 19, 2018, the Argentine Central Bank, through Note No.312/04/2018, confirmed that it did not object to such corporate reorganization. Consequently, Grupo Financiero Galicia maintains an 83% ownership interest in Tarjetas Regionales.

On August 15, 2017, the shareholders of Grupo Financiero Galicia approved an increase of its share capital by issuing up to a maximum of 150,000,000 of new Class B shares, book-entry, with a right to one vote and a face value of Ps.1 per share.

On September 26, 2017, the global primary follow-on offering period ended and 109,999,996 Class B shares were subscribed for a price of US$5 per share. Such shares were issued on September 29, 2017. The Company granted the underwriters the option to purchase additional Class B ordinary shares at the offering price, and on October 2, 2017, the underwriters exercised such option and 16,500,004 additional Class B shares at US$5 per share were issued on October 4, 2017.

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

On December 27, 2017, Grupo Financiero Galicia made a capital contribution to Banco Galicia of Ps.10,000,000,000 (which, as adjusted for inflation, was equal to Ps.14,764,559,007 as of December 31, 2018).

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

On January 12, 2017, Grupo Financiero Galicia and Banco Galicia accepted an offer made by Mr. Julio A. Fraomeni and Galeno Capital S.A.U. to purchase 100% of CFA, a subsidiary of Banco Galicia. On December 4, 2017, pursuant to Resolution No.414, the Argentine Central Bank authorized such transaction, which was completed on February 2, 2018.

On March 31, 2017, Banco Galicia’s Board of Directors approved the sale of its stake (58.8% of the issued and oustanding shares) in its subsidiary Tarjetas del Mar to Sociedad Anónima Importadora y Exportadora de la Patagonia (which already owned 40% of the total shares of Tarjetas del Mar). CFA also sold its stake (1.2% of the issued and outstanding shares) in Tarjetas del Mar to Federico Braun. Banco Galicia received approximately US$5,000,000 in respect of such sale.

On December 27, 2017, Grupo Financiero Galicia, in its capacity as sole shareholder and holder of 100% of the capital of Banco Galicia, integrated a capital contribution of Ps.10,000 million (which, as adjusted for inflation, was equal to Ps.14,765 million as of December 31, 2018). The Argentine Central Bank, through its Resolution No.35 dated January 11, 2018, approved the capital contribution and its consideration as computable capital.

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

On March 31, 2017, Banco Galicia’s Board of Directors approved the sale of its stake (58.8% of the issued and oustanding shares) in its subsidiary Tarjetas del Mar to Sociedad Anónima Importadora y Exportadora de la Patagonia (which already owned 40% of the total shares of Tarjetas del Mar). CFA also sold its stake (1.2% of the issued and outstanding shares) in Tarjetas del Mar to Federico Braun. Banco Galicia received approximately US$5,000,000 in respect of such sale.

As of December 31, 2016, Banco Galicia held a 77% ownership interest in Tarjetas Regionales. Tarjetas Regionales directly and indirectly held 100% of Tarjeta Naranja and 100% of Tarjetas Cuyanas.

These companies have experienced a significant expansion of their customer bases, in absolute terms and with respect to the range of customers served, number of cards issued, distribution networks and size of operations, as well as a technological upgrade and general modernization. By mid -1995, Tarjeta Naranja had approximately 200,000 cards outstanding. As of December 31, 2018, the Regional Credit Card Companies, on a consolidated basis, had approximately 9 million issued cards and were the largest proprietary brand credit card operation in Argentina.

In terms of funding, the Regional Credit Card Companies have historically used one or more of the following third-party sources of financing: merchants, bond issuances, bank loans and other credit lines, financial leases and securitizations using financial trust vehicles. This diversification has allowed the Regional Credit Card Companies to maintain and expand their business without depending excessively on one single source or provider.

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

Sudamericana Holding

In 1996, Banco Galicia entered the bank insurance business, through the establishment of a joint venture with Hartford Life International to sell life insurance and annuities, in which it had a 12.5% interest. In December 2000, Banco Galicia sold its interest in this company and purchased 12.5% of Sudamericana, a subsidiary of Hartford Life International. As a result of various acquisitions, Grupo Financiero Galicia owns 87.5% of Sudamericana (with the remaining 12.5% being held by Banco Galicia) which offers life, retirement, property and casualty insurance products in Argentina through its subsidiaries Galicia Seguros S.A. (“Galicia Seguros”), which provides property, casualty and life insurance, Galicia Retiro Compañía de Seguros S.A., which provides retirement insurance and Galicia Broker Asesores de Seguros S.A., an insurance broker.

In addition, during fiscal year 2012 Galicia Seguros, together with three other insurance companies, created Nova Re Compañía Argentina de Reaseguros S.A., the goal of which is to increase the scope of offerings of reinsurance products in Argentina. In September 2017, Galicia Seguros sold its ownership interest in such entity.

Galicia Administradora de Fondos

Incorporated in 1958, Galicia Administradora de Fondos manages the FIMA family mutual funds that are distributed by Banco Galicia through its multiple channels (network of branches and home banking and investment centers, among others). Galicia Administradora de Fondos’ team is comprised of asset management professionals whose goal is to manage the FIMA family funds in order to meet the demand of individuals, companies and institutions. The assets of each fund are distributed across a variety of assets, such as bonds, negotiable obligations, trusts, shares and deposits, among others, in line with the fund’s investment objective.

On April 15, 2014, Banco Galicia sold its 95% interest in Galicia Administradora de Fondos to Grupo Financiero Galicia.

Net Investment (Liquidated)

Net Investment was established in February 2000 as a holding company (87.5% owned by Grupo Financiero Galicia and 12.5% owned by Banco Galicia).

On May 16, 2017, the General Ordinary Shareholders’ Meeting of Net Investment unanimously approved the early dissolution and subsequent liquidation of Net Investment. At such meeting, the shareholders appointed a liquidating committee that took all required actions leading to such entity’s actual liquidation, with the financial statements as of December 31, 2017 corresponding to its final liquidation. The final distribution of capital was made on January 9, 2018.

Galicia Warrants

Incorporated in 1993, Galicia Warrants provides financing services, secured by property in its custody, to the agricultural, industrial and agri-industrial sectors, as well as exporters and retailers. Its main objective is to provide access to credit to such sectors and customers. Its shareholders are Grupo Financiero Galicia, which holds 87.5% of the outstanding equity interests of Galicia Warrants, and Banco Galicia, which holds the remaining 12.5% outstanding equity interests.

While the corporate headquarters of Galicia Warrants is located in Buenos Aires, its office in San Miguel de Tucumán carries out transactions in the warrants market, as well as other financing services related to its main sectors and customers it services as described above, throughout Argentina.

Capital Investments and Divestitures

During 2018, our capital expenditures amounted to Ps.3,688 million, allocated as follows:

•	Ps.2,337 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and
•	Ps.1,351 million in organizational and development expenses.

During 2017, our capital expenditures amounted to Ps.3,087 million, allocated as follows:

•	Ps.2,722 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and
•	Ps.365 million in organizational and development expenses.

These capital expenditures were primarily made in Argentina.

For a description of our divestitures in 2018 and 2017 related to Tarjetas del Mar, Tarjetas Regionales and the sale of CFA, please see “─History” ─ “Banco Galicia” and “Tarjetas Regionales”.

Investment Planning

We have budgeted capital expenditures for the fiscal year ending December 31, 2019, for the following purposes and amounts:

December 31, 2019
(in millions of Pesos)
Infrastructure of Corporate Buildings, Tower and Branches (construction, furniture, equipment, phones and other fixed assets)	903
Organizational and IT System Development	4,009
Total Investment Planning	4,912

These capital expenditures will primarily be made in Argentina. Management considers that internal funds will be sufficient to finance capital expenditures for the year ending December 31, 2019.

B. Business Overview

Business

Banking

Banco Galicia, our largest subsidiary, operates in Argentina and substantially all of its customers, operations and assets are located in Argentina. Banco Galicia is a bank that provides, directly or through its subsidiaries, a wide variety of financial products and services to large corporations, SMEs, and individuals.

Banco Galicia is one of Argentina’s largest full-service banks and is a leading provider of financial services in Argentina. According to information published by the Argentine Central Bank, as of December 31, 2018, Banco Galicia ranked first in terms of assets and loan portfolio and second in terms of deposits within private-sector banks in Argentina. As of the same date, Banco Galicia also ranked first among private-sector domestic banks in terms of assets, loans and deposits. Its market share of private sector deposits and of loans to the private sector was 11.08% and 10.51%, respectively, as of December 31, 2018. As of December 31, 2018, Banco Galicia had total assets of Ps.511,338 million, total loans and other financing of Ps.243,232 million, total deposits of Ps.361,446 million, and its shareholders’ equity amounted to Ps.43,969 million.

Banco Galicia provides a full range of financial services through one of the most extensive and diversified distribution platforms amongst private-sector financial institutions in Argentina. This distribution platform, as of December 31, 2018, was comprised of 325 full service banking branches, located throughout the country, 2,029 ATMs and self-service terminals owned by Banco Galicia, phone banking and e-banking facilities. Banco Galicia’s customer base, on an unconsolidated basis, was comprised of approximately 3.0 million customers, who were comprised of mostly individuals but who also included 105,960 companies. Banco Galicia has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, based on internal studies undertaken by Banco Galicia, it is estimated that Banco Galicia is one of the primary providers of financial services to individuals, one of the largest providers of credit cards, one of the primary private-sector institutions serving SMEs, and has traditionally maintained a leading position in the agriculture and livestock sectors. Banco Galicia’s primary clients are classified into three categories, Wholesale Banking, Retail Banking, and Financial Banking.

Wholesale Banking

Banco Galicia’s Wholesale Banking division is organized into the following three segments: (i) Large-Corporations Banking, Investment Banking and Capital Markets; (ii) Middle-Market Banking and (iii) Agricultural Sector.

Large-Corporations Banking, Investment Banking and Capital Markets

Large-Corporations Banking provides services and financial assistance to companies with annual revenues in excess of Ps.3,000 million or which, due to their profile as a multinational corporation or to the complexity of their businesses, need special treatment in terms of advice and financial structuring.

As of December 2018, this segment serviced more than 950 customers from more than 300 economic groups. As of December 2018, assets had increased 83%, while deposits had increased 56%, as compared to December 2017. As of December 2018, financial margin and income from services increased by more than 45% and net income doubled as compared to December 2017. This growth is based on the sustained support and positioning of this segment with customers in the energy, oil and gas, infrastructure, automotive, agro-industrial, and food and beverage sectors.

In 2018, Banco Galicia consolidated its position in the capital markets and investment banking sector, through the structuring of financing products tailored to the needs of its corporate clients, SMEs and agricultural companies. In 2018, Banco Galicia syndicated more than 69 transactions, 23 syndicated and structured loans and 46 issuances of debt and equity instruments, including notes, short-term securities, bills and financial trusts.

The most important Peso-denominated transactions in 2018 were issuances of (i) government securities by the City of Buenos Aires and the province of Buenos Aires, (ii) securities by automotive companies, such as Fiat, Toyota and Mercedes Benz, (iii) securities by affiliates of Grupo Financiero Galicia, such as Tarjeta Naranja and Banco Galicia and (iv) securities by financial companies.

The most important Dollar-denominated transactions included acting as the local placement agent for the issuance of notes in an aggregate principal amount of US$600 million for MSU Energy S.A.

The Bank also participated in domestic and international syndicated transactions in 2018, primarily in the oil and gas sector, in an aggregate amount of more than Ps.4,460 million and US$400 million.

The Bank was also involved in the procurement of private operators for toll roads in Argentina under the Public-Private Partnership Program, acting as guarantor underwriter for the financing of such projects.

Middle-Market Banking

In 2018, the Middle-Market Banking segment was comprised of 4,500 customers from all over Argentina, with annual revenues ranging from Ps.300 million to Ps.2,000 million. This segment includes all business sectors, except for primary agricultural production. These customers are managed by highly specialized general managers and finance managers who provide tailored customer service and customized financing options for such customers. The managers serving these customers are located in twenty of the Bank’s corporate banking centers throughout Argentina and rely on the use of technology and digital channels, which allows for regular communication and streamlined services.

The balance of the Bank’s lending portfolios increased by 33% for the year ended December 31, 2018 as compared to the year ended December 31, 2017. As of December 31, 2018, the average treasury balance was equal to Ps.35,000 million, an increase of more than 22% compared to the year ended December 31, 2017. Net profits for the year ended December 31, 2018 were equal to Ps.2,000 million, an increase of 298% as compared to the year ended December 31, 2017.

Agricultural Sector

The Agricultural Sector is the Bank’s only segment defined by its customers’ industry. In recent years, agriculture has changed significantly, primarily as a result of new technologies, bioeconomics and integration and changes in product distribution, marketing and domestic and international consumption. Banco Galicia tailors its product and service offerings to serve its customers in this segment. Banco Galicia has focused on developing digital solutions to more closely connect and communicate with customers in this segment.

In 2018, the Bank launched a new digital platform to help farmers finance the purchase of agricultural machinery and commercial vehicles through leasing and mortgage agreements. Tarjeta Galicia Rural, a credit card designed for the purchase and financing of agricultural supplies, cattle, breeding cattle, machinery and services for the rural sector, continues to hold a leading position in this industrial sector in 2018 with 56% of the market share among private banks.

As part of this segment, the Bank also makes loans to finance working capital, purchases of equipment and capital expenditures (including the financing of clean energy projects), with 92% year-on-year growth. The Bank has also consolidated its position as the private bank with the largest loan portfolio secured by livestock as collateral.

In 2018, the Bank launched the “Galicia Rural Conecta” customer service model. This new channel incorporates more remote features and reaches more customers in this segment with the goal of providing customers with tailored services and digital banking options without sacrificing tailored services and customer knowledge.

Retail Banking

In 2018, Retail Banking continued to focus on implementing its commercial strategy, focusing on offering products tailored to the unique needs of each of the following segments: Business and SMEs, Galicia ÉMINENT, Private Banking and Individuals Segment. The following are the major challenges that the Bank believes this division will face in implementing this strategy for the period from 2017-2020:

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

Regarding transactions, Banco Galicia offers its customers checking and savings accounts, credit and debit cards, and payroll direct deposit, among other services. Banco Galicia’s customers have access to its services through its branch network as well as through its electronic distribution channels. The Bank’s Retail Banking Division offers various types of loans (i.e., personal loans and mortgages) and time deposits (in Pesos or foreign currencies). See “—Sales and Marketing.”

Business and SMEs

The Business and SMEs segment is focused on providing financing and other financial products and services to businesses not serviced by the wholesale banking division and small- to medium-sized companies. The Bank provides such clients with a variety of services and product offerings, including financial products, payroll services, discount checks and foreign trade transaction support.

This segment encourages the growth of retail stores, professionals and companies by offering flexible products and services according to a customer’s specific activity and stage of development and provides such customers with the knowledge and tools to streamline their operations and promote networking among such businesses.

Galicia ÉMINENT

Galicia ÉMINENT is a segment of the Bank that provides services targeted towards its high net worth customers.

In 2018, Galicia ÉMINENT grew 28% as a result of an increase in new customers. The number of customers with high-yield investments continues to increase, and the Bank continues to pursue a strategy aimed at positioning the Bank as an investment bank. With respect to its customer service model, it has continued leading the Net Promoter Score (“NPS”) by 29%, with outstanding performance in the customer service of Galicia Conecta executives with 40,000 users and other channels such as online banking. NPS is a private, online survey conducted by the Bank that gauges overall customer satisfaction and loyalty based on customers’ willingness to recommend a brand to others.

Private Banking

Private Banking offers distinctive and professional financial services to high net worth individuals, through the management of their investments and the provision of financial advisory services by trained officers. Private Banking offers its customers a wide range of domestic financial investment alternatives, such as deposits, FIMA mutual funds, government and corporate securities, shares and trusts where the Bank acts as a dealer.

Individuals Segment

Banco Galicia’s Individuals Segment focuses on lower class, lower-middle class and upper-middle class customers. As of December 31, 2018, approximately 77% of Banco Galicia’s customers belonged to this segment. For this segment, the Bank focuses on communication and customer service models that provide a combination of efficiency and a quality customer experience and the automation of processes to improve operations and service availability, accessibility and effectiveness.

The Bank has employed several initiatives to increase the efficiency of its customer service, such as improving obtaining customers’ email addresses and cell phone numbers to increase digital communication. In addition, the Bank now has one universal contact number (instead of 22) and has improved its automated voice response, reducing the number of calls made to its customer service center by 17% in 2018 as compared to 2017. In addition, the Bank has implemented GALA, an automated assistance program, in Argentina. GALA allows clients to ask general questions about the Bank, products and services, 24/7. In 2018, GALA answered more than 100,000 customer inquiries.

In 2018, the Bank also implemented several initiatives to improve customers’ experiences in physical branches. For example, the Bank created a new position in each branch that is responsible for hosting, providing advice and teaching clients to use self-service channels. For the year ended December 31, 2018, the Bank improved its NPS score by 4% to 26% as compared to the year ended December 31, 2017 and personal banking was ranked second among financial institutions in Argentina.

Financial Banking

The Financial Banking Division includes the commercial, financial entities, public sector, trading and global markets, and investment products and global custody divisions. Additionally, it is also responsible for the mutual funds business, as the Bank is the main distribution channel for mutual funds.

Commercial Division

The Commercial Division is responsible for consolidating the Bank’s position in the Institutional Customer segment (Insurance Companies and Mutual Funds), and acting as the investment channel for other segments of legal entities (Corporate, Public Sector and Financial Entities).

The Commercial Division seeks to reinforce the cross-sale of financial products and encourage the use of transactional (collections and payments) and financial assets custody products, promoting the integrated development of the entire range of customer products.

In 2018, prices and secondary trading volumes were highly volatile. Until their final amortization, the most important asset in 2018 in terms of volume were the Lebacs issued by the Argentine Central Bank. As a result, there was a sharp increase in the trading of other assets (sovereign and provincial bonds and notes), which increased from a monthly average of approximately Ps.3,000 million in 2017 to Ps.12,000 million in 2018 traded with local customers. The primary market also fell significantly, especially among private issuers.

The volume of deposits increased substantially during 2018, mainly due to the change in the asset composition of the Mutual Funds portfolio. In the Institutional Customer segment, the average volume increased from Ps.10,018 million as of December 31, 2017 to Ps.25,918 million as of December 31, 2018. This increase was mainly due to interest-bearing demand deposits made by the Mutual Funds.

Financial Institutions

The Financial Institutions Division is responsible, at an international level, for managing the Bank’s business relationships with partner banks, international credit agencies, official credit banks and export credit insurance companies, and, at a domestic level, with banks, financial companies, exchange houses, and other entities that carry out related activities.

Similar to prior fiscal years, during 2018 bilateral meetings were held with the most active international partner banks, through which the Bank channeled the different products and services offered to its customers. Despite unfavorable macroeconomic conditions in Argentina, the availability of significant support from international banks, such as the IFC, IDB Invest and CAF, made it possible for the Bank to provides credit lines to customers and meet applications for letters of credit and standby letters of credit confirmation, as well as customers’ financing needs.

As part of the Bank’s sustainable financing strategy, it continued strengthening its relationships and seeking business opportunities with multilateral agencies and official credit banks, such as the IFC, IDB Invest, the Andean Development Corporation, the FMO, Proparco, the National Economic and Social Development Bank, the DEG, the KFW and OFID, among others, with the goal of broadening the availability of mid- and long-term credit lines to finance investment projects in the agro-industrial, energy and renewable energy sectors.

The Bank also continued developing its business relationships with European export credit insurance companies, such as Hermes, COFACE, SACE and Cesce, among others, with the goal of offering medium- and long-term credit lines to its customers for the import of capital goods.

Domestically, the Bank continued analyzing and identifying business opportunities with financial institutions, focusing on the improvement of customers’ experience and improving its NPS score.

Public Sector

The Public Sector Division seeks to position Banco Galicia as the leading bank used by the public sector by offering financial solutions through transactional, investment and financing products. The Bank’s Public Sector Division continued to grow at a moderate rate in 2018 as result of an increase in the amount of funds managed by the Bank.

Finally, as a result of the foregoing, in 2018 there was a 120% increase in the number of the Bank’s managed public sector loan portfolios as compared to 2017.

Investment Products and Global Custody Division

In 2018, the Investment Products and Global Custody Division relaunched the Bank’s Global Custody product, which is a service provided by the Bank in which it holds funds in custody for clients and also invests such funds on behalf of its clients. The Bank also focused on its institutional customers to strengthen its position in this segment and improve its market share. Income from services related to this division increased 90% in 2018 as compared to 2017 and the number of institutional customers increased 41% in 2018 as compared to 2017.

This division is also responsible for the Bank’s identification, prioritization and management of different technology-related projects. In connection with these digital initiatives, this division undertook two important projects in 2018, which were the (i) replacement of the system of the Investment Product Division and (ii) upgrade of the digital investment platform, in order to significantly improve customers’ experience.

Trading and Global Markets Division

The main responsibilities of the Trading and Global Markets Division include the management and administration of foreign currency positions, derivatives instruments, government and corporate securities for both proprietary trading and for counterparties, institutional corporate and individual customers. This division is also responsible for developing and applying investment strategies based on the risk parameters determined by the Board of Directors. By providing comprehensive financial strategic advice, Banco Galicia was able to maintain a leading position in the Argentine capital markets offering based on debt origination and structuring for local issuers.

Following a favorable first quarter of 2018, there was a marked increase in the removal of assets from Argentina as a result of the exchange rate crises and devaluation of the Peso during the remainder of 2018. Despite high volatility and perceived market risk, investment by non-resident investors (mainly from the United States, England, Brazil and Chile) continued to increase. After the Argentine Central Bank’s implementation of a new monetary policy on October 1, 2018, investment in the Peso renewed in order to take advantage of foreign exchange stability and high interest rates.

In the foreign exchange market, Banco Galicia increased its volume of transactions by 26% in 2018 as compared to 2017 and assumed the first place ranking in the Mercado Abierto Eletrónico (“MAE”) after having traded US$ 32,779 million out of the total US$276,690 traded in the MAE in 2018. In the futures market, Banco Galicia maintained its second place ranking in the MAE, with a total volume of US$4,422 million, increasing from 12.4% in 2017 to 23.6% in 2018, while it ranked fourth again in ROFEX’s ranking (second among financial entities). The foreign trade volume transacted amounted to US$9,124 million, a 48% decrease as compared to 2017. In addition, Dollar trading transactions performed well, increasing from US$5,799 million in 2017 to US$6,521 million in 2018.

Banco Galicia ranked second in the MAE’s total fixed income ranking in 2018, trading US$81,515 million of the total US$691,609 million traded in the MAE, representing 11.8% of the market share. In addition, Banco Galicia held the third position in the fixed income ranking prepared by Bolsas y Mercados Argentina in 2018 with a total of Ps.266,536 million of the Ps.2,884,588 million traded in the Argentine market, representing 9.24% of the market share and making it the lead market in terms of market share.

With respect to primary issuances, the Bank maintains its first place ranking in the MAE’s consolidated ranking of placement agents (notes, trusts and sub-sovereign securities in the aggregate) with Ps.39,271 million placed during 2018, representing 20.1% of the total issuances placed in the local market, as compared to the Ps.32.864 million placed by the Bank during 2017, representing 16.3% of the total issuances placed in the local market.

Customer Experience

To improve customers’ experience and improve culture, the Bank implemented the projects described below. In 2018, the Bank carried out five major projects aimed at improving customers’ experience:

•

Design and implementation of improvements and new experiences based on the “Customer Journey” methodology. The goal of this methodology is to improve customer interaction through multidisciplinary teams made up of technology, business and design experts looking to understand and decode customer needs in order to create solutions by applying technological innovation.

•	Implementation in the Bank of the “Customer Experience Channels Project”, which includes initiatives to resolve or mitigate customer dissatisfaction with customer service channels.
•	Identification, prioritization and elimination or mitigation of customer complaints.
•

Implementation, through the GALA platform, of the use of WhatsApp as a mode of communication with clients to facilitate and improve customer service. GALA was first implemented in 2017 on BancoGalicia.com and was launched in 2018 on WhatsApp and on the Bank’s online banking platform to provide 24-hour service to customers.

•

Reduction of the number of issues resulting in claims filed by customers. Building on the Bank’s 2017 initiative, this initiative continued in 2018 as part of the “First Contact Resolution” program. The goal was to resolve customer complaints and requests on the Bank’s first contact with the relevant customer. With respect to complaints related to commissions, more than 50% of customers resolved their claims on first contact with the Bank.

Consumption

Through Tarjeta Naranja, Grupo Financiero Galicia offers financing to low- and medium-income customer segments.

Tarjeta Naranja continued consolidating its leading position in the regional credit cards market in 2018. According to official data and private market studies, the Bank is the primary issuer of credit cards domestically and is ranked as the leading credit card brand in rural areas of Argentina.

In December 2018, Tarjeta Naranja issued 3.2 million account statements, 6% less than in 2017. Authorized cards totaled 8.8 million, including Naranja Clásica, Naranja Visa, Naranja MasterCard and Naranja American Express. In addition, purchase transactions at stores increased 8% as compared to 2017.

Tarjeta Naranja, Tarjetas Regionales’ main subsidiary, will continue to rely on its strategic pillar of “Organizational Culture and Customer Experience” to grow its customer base and business.

Galicia Seguros

Galicia Seguros provides life, property and casualty insurance to customers. With respect to property and casualty insurance products, Galicia Seguros primarily underwrites home and ATM theft insurance. With respect to life insurance, group life and personal accident insurance are its most significant source of revenues. Galicia Retiro offers annuity products and Galicia Broker is an insurance broker.

Galicia Seguros, Galicia Retiro and Galicia Broker are subsidiaries that operate exclusively in Argentina and their total insurance underwriting was equal to Ps.3,902 million in 2018.

Galicia Retiro’s business plan for 2019 is to maintain its current business and relaunch voluntary retirement products (for both individuals and groups). Galicia Seguros has been developing alternative sales channels and new points of contact and sales, to increase the Bank’s insurance customer base.

Additionally, its business initiatives for 2019 are as follows:

•	boosting the business with supplementary products to Banco Galicia’s core business, adjusted to each segment;
•	expanding the sale of insurance to companies;
•	making management effective to support the business volume growth and updating the management system;
•	consolidating its insurance position for individuals, taking advantage of synergies with Grupo Galicia and developing an over-the-counter market and additional channels;
•	minimizing expenses; and
•	fostering a positive work environment.

Other Businesses

Galicia Administradora de Fondos

Since 1960, Galicia Administradora de Fondos has been engaged in the management of FIMA mutual funds marketed to Banco Galicia’s clients. In 2018, new distributors were added to reach additional customers. It currently has a wide range of investment funds designed for each investor profile, allowing a variety of investors to easily access the capital markets through the various FIMA funds with as little as Ps.100 or US$100:

•

Time Deposit Funds: These funds mainly invest in time deposits and interest-bearing checking accounts held at financial institutions, which grant a high degree of liquidity and steadiness in their returns. (Fima Premium).

•

Bond Funds: These funds invest in local and foreign government and private securities with different risk profiles and tenors. Some funds invest in Peso-denominated securities (FIMA Ahorro Pesos, FIMA Ahorro Plus, FIMA Renta en Pesos, FIMA Renta Plus, FIMA Capital Plus) and others in Dollar-denominated securities (FIMA Renta Dólares I and FIMA Renta Dólares II). Beginning in 2018, some of these funds also invest in international bonds (FIMA Renta Fija Internacional).

•

Equity Funds: These funds invest in the corporate securities of Argentine companies listed on the CNV. In addition, FIMA Acciones Latinoamérica, raised in November 2018, invests in companies listed on the S&P Latin America 40 Index, which includes shares from the major economic sectors in the main regions of Latin America.

The increase in the use of investment funds by individual investors has been facilitated by tools that streamline investment decision-making and investment generally. The Galicia Administradora de Fondos website (fondosfima.com.ar) provides investors with comprehensive information regarding its funds, as well as an online investment simulator and an investor education section.

Competition

Due to our financial holding structure, competition is experienced at the level of our operating subsidiaries. We face strong competition in most of the areas in which our subsidiaries are active. For a breakdown of our total revenues, for each of the past two fiscal years, for the activities discussed below (i.e., banking, regional credit cards and insurance), see Item 5. “Operating and Financial Review and Prospects”-A. “Operating Results”.

Banking

Banco Galicia faces significant competition in all of its principal areas of operation from foreign banks operating in Argentina (mainly large retail banks which are subsidiaries or branches of banks with global operations), Argentine national and provincial government-owned banks, private-sector domestic banks and cooperative banks, as well as non-bank financial institutions.

Regarding private-sector customers, Banco Galicia’s main competitors are large foreign banks and certain domestically owned private-sector banks. Banco Galicia also faces competition from government-owned banks.

Banco Galicia’s estimated market share of private-sector deposits in the Argentine financial system was 11.08% as of December 31, 2018, as compared to 10.20% as of December 31, 2017 and 9.86% as of December 31, 2016.

With respect to loans extended to the private sector, Banco Galicia’s Argentine market share was 10.51% as of December 31, 2018, as compared to 9.65% and 9.63% as of December 31, 2017 and December 31, 2016, respectively, according to the information published by the Argentine Central Bank.

According to the information published by the Argentine Central Bank, as of December 31, 2018, Banco Galicia was the largest private-sector bank as measured by its assets and loan portfolio and second as measured by its net worth and deposits.

Banco Galicia believes that it has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, Banco Galicia believes it is one of the primary providers of financial services to individuals, the primary private-sector institution serving SMEs, and has traditionally maintained a leading position in the agriculture and livestock sector.

Argentine Banking System

As of December 31, 2018, the Argentine financial system consisted of 78 financial institutions, of which 63 were banks and 15 were financial non-bank institutions (including finance companies, credit unions and savings and loans associations). Of the 63 banks, 13 were Argentine national and provincial government-owned or related banks. Of the 50 private-sector banks, 33 were private-sector domestically owned banks and 17 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks).

As of December 31, 2018, the top 10 banks, in terms of total deposits (excluding Argentine national and provincial government-owned banks), were: Banco Santander Río, Banco Galicia, BBVA Banco Francés, Banco Macro, HSBC, Credicoop Bank and ICBC. Banco Galicia, Banco Macro and Credicoop are domestically owned banks and the others are foreign-owned banks. According to information published by the Argentine Central Bank as of December 31, 2018, private-sector banks accounted for 55.7% of total deposits and 61.3% of total net loans in the Argentine financial system. As of the same date, financial institutions (other than banks) accounted for approximately 0.3% of deposits and 3.4% of net loans in the Argentine financial system.

As of December 31, 2018, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación, Banco de la Provincia de Buenos Aires and Banco Ciudad de Buenos Aires. Under the provisions of the Financial Institutions’ Law, public-sector banks have comparable rights and obligations to private banks, except that public-sector banks are usually chosen as depositaries for public-sector revenues and promote regional development and certain public-sector banks have preferential tax treatment. The bylaws of some public-sector banks provide that the governments that own them (both national and provincial governments) must guarantee their commitments. According to information published by the Argentine Central Bank, as of December 31, 2018, government-owned banks and banks in which the national, provincial and municipal governments had an ownership interest accounted for 44.0% of deposits and 35.3% of loans in the Argentine financial system.

Consolidation has been a dominant theme in the Argentine banking sector since the 1990s, with the total number of financial institutions declining from 214 in 1991 to 78 as of December 31, 2018, with the ten largest banks holding 78.7% of the system’s deposits from the private sector and 74.6% of the system’s loans to the private sector as of December 31, 2018.

Foreign banks continue to have a significant presence in Argentina, despite the fact that the number of these financial institutions decreased from 39 at the end of 2001 to 17 as of December 2018, and the fact that their share of total deposits has decreased since the 2001-2002 financial crisis while the share of domestic private-sector banks has increased.

The Argentine banking sector focuses on transactional business, and lacks a robust supply of medium and long-term lending. Local financial system deposits and loans are equivalent to 21.7% and 14.6% of the GDP respectively, well below those same ratios for other countries in the region.

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

In order to compete effectively at a national and regional level, the Regional Credit Card Companies target low- to middle-income clients by offering personalized services in each region, focusing their commercial efforts mainly on such segments. While other Argentine credit card issuers and consumer loan providers focus on earning interest on outstanding personal loans and credit card balances, the Regional Credit Card Companies also focus on and have access to additional sources of revenues including merchant fees and commissions, which allow them to offer competitive pricing and financing terms. Furthermore, unlike other credit card issuers in Argentina, approximately 50% of the Regional Credit Card Companies’ clients pay their credit card bill through their branch network. The broad geographical reach of their distribution network, which is the second largest in Argentina, has allowed the Regional Credit Card Companies to establish a local presence in all the provinces of Argentina.

The Regional Credit Card Companies believe that their diversified and consistent funding sources, significant network of branches, robust information technology infrastructure, relationships with over 270,000 merchants and the brand recognition they enjoy provide them with a competitive edge to consolidate and expand their market share in their target market segment, making it difficult for new players to effectively compete in this market segment on a national scale.

Insurance

Sudamericana’s subsidiaries face significant competition since, as of December 2018, the Argentine insurance industry was comprised of approximately 176 insurance companies, 13 of which were dedicated exclusively to annuities. Subsidiaries of foreign insurance companies and the world’s largest insurance companies with global operations are among these companies.

During 2018, the insurance industry continued growing. Production amounted to Ps.391.7 billion, 30% higher than the level recorded for the prior year. Out of the total insurance production in 2018, 83% related to property insurance, 15% related to life and personal insurance, and 2% related to retirement insurance.

Within the 83% corresponding to property insurance, the automotive insurance segment continues to be the most significant segment, representing 44%, followed by the workers’ compensation segment, representing 30%. Within the life insurance segment, the group life insurance segment was the most significant, representing 57%, followed by individual life insurance, representing 22%, and personal accident insurance, representing 15%.

As of December 31, 2018, based on internal studies undertaken by Galicia Seguros, it is estimated that Galicia Seguros ranked third in terms of net premiums for personal accident insurance underwritten and first in terms of net premiums for home and theft insurance underwritten.

Sales and Marketing

Service Channels

Grupo Galicia’s subsidiaries interact with their customers through a variety of marketing channels, which include digital tools and physical branches, tailored to meet specific customer needs.

As of December 31, 2018
Branches (number)
Bank Branches	325
Regional Credit Card Cos. Branches	238
Business Centers and In-House Facilities	214
Electronic banking terminals (number)
ATMs	1,039
Self-Service Terminals	990
Electronic banking transactions (thousands per month)
ATMs + Self-Service Terminals	42,558
Phone-Banking	3,213
e-banking	55,219

Digital Channels

In 2018, Grupo Galicia continued to improve and provide innovative services through its digital channels in response to customer demands and as a means of providing information to customers and a channel for customer service, including through improved service response time and by offering customers the ability to submit customer service requests 24/7.

In 2018, Banco Galicia’s digital channels were used by more than 1.3 million customers of all ages and demographic backgrounds. As such, Banco Galicia collects usage data and statistics to identify what actions are most frequently used by customers to prioritize such actions on its platforms. In May 2018, Banco Galicia launched Instagram for Galicia ÉMINENT and a Twitter account to provide daily updates and important information for the SMEs segment.

Tarjeta Naranja provides information to customers regarding transactions, purchases made, due dates, payments made, withdrawals, transfer notices, balance queries and mobile transfers. In 2018, Tarjeta Naranja incorporated technological assistance, which provides remote advice on the use of technological devices.

In 2018, Galicia Seguros achieved 100% digital insurance self-management by developing digital policies, which include audiovisual information and explanations regarding insurance coverage and packages. Moreover, customers can easily access their policy information digitally through their email.

Physical Channels

Banco Galicia and Tarjeta Naranja have an extensive network of branches throughout Argentina, providing for in -person contact with customers. In addition, Galicia Seguros uses Banco Galicia’s infrastructure to provide personalized customer service. Banco Galicia’s dedicated customer service officers are qualified to help companies, retailers, investors, payroll employees and the general public and to advise customers and prospective customers on the best credit and financing options to meet their individuals needs.

Customers can handle all of their transactions through ATMs at these branches. Branches are located throughout Argentina based on the number of customers served in each province.

In 2018, the Bank partnered with Starbucks to open its first branch inside a Starbucks in the Recoleta neighborhood of Buenos Aires. This location offers different services, including internet access, extended hours, co-working spaces and meeting rooms for both customers and non-customers. In addition, the Bank offers personalized service through host officers who provide advice on ATMs, encourage customer adoption of digital channels and resolve queries or claims.

Products and Services

Grupo Galicia, through its subsidiaries, offers its customers in Argentina tailored and unique service, including credit cards, personal, mortgage and corporate loans, and a wide range of insurance and investment products focused on various segments.

Personal Loans

Interest and inflation rates, together with consumption, remained stable for the three months ended March 31, 2018, contributing to a high volumes of loans averaging Ps.1,700 million per month. Following the onset of the exchange rate crisis and devaluation of the Peso in May 2018, loans decreased to Ps.1,000 million per month. As a result, the amount of UVA-denominated loans increased due to their lower interest rates and delayed repayment structure. As the exchange rate crisis continued in 2018, the Bank implemented several loan default prevention measures to maintain a healthy loan portfolio.

In addition, Tarjeta Naranja offers simple, safe and convenient online and digital customer service for its loan customers through Naranja Online and the Naranja APP.

Mortgage Loans

In 2018, the volume of UVA-denominated mortage loans increased as a result of the exchange rate crisis; however, the amount of UVA-denominated loans decreased. In the beginning of 2018, the average loan made by the Bank per month was Ps.750 million. Following the onset of the exchange rate crisis, the average loan made by the Bank per month was Ps.200 million. During 2018, Banco Galicia continued to be a leader among private banks for UVA-denominated mortgage loans. Banco Galicia also began making loans for construction and home expansion and renovations, as well as home purchases in order to provide its customers with broader financing offerings.

Individual and Corporate Insurance

In 2018, Galicia Seguros continued to focus on improving customer experiences. Responding to demands for greater self-service options, Galicia Seguros’ online quotation system now provides customers with the ability to compare the automobile insurance policies provided by a variety of insurance companies. Customers can also purchase their home, mobile phone, personal, bicycle and laptop insurance online by immediately obtaining quotes online and consulting digital customer service. Customers can chose among different service methods according to their personal preferences.

Also, given the importance of small- and medium-sized companies in overall economic development in Argentina, the Bank launched SME Comprehensive Insurance in July 2018 following an analysis of insurance market trends and customer needs. The main objective of this product is to provide comprehensive protection to small- and medium-sized companies by safeguarding business assets and providing customized insurance options at affordable rates. This product is also offered to independent professionals, as well as business owners. Amounts insured and insured businesses increased during 2018 following the launch of this product.

Tarjeta Naranja independently markets and offers the following insurance policies: Home, Guaranteed Consumption, Unemployment, Protected Purchase, Personal Accidents, Protected Woman, Health, Life, ATM Theft, Protected Bag, Automobile, Motorcycle, Motorcycle Assistance, Mobile Phone, Travel, Multi-Assistance, Used Appliances, Mobile Technology and Comprehensive Pet insurance.

Credit Cards

Banco Galicia

Banco Galicia meets its customers’ needs by offering range of services and benefits, through its Galicia credit and debit cards.The Bank markets Visa, Mastercard and American Express cards, covering all segments. The product range includes International, Gold, Platinum and Black/Signature cards with different spending and financing options and promotions for all customers.

Tarjeta Naranja

As of June 2018, Naranja Clásica merged with Naranja Oro and became NARANJA, the new base product that offers “Plan Zeta”, which is an option for customers to finance their debt payments in three or six monthly installments. In addition, Tarjeta Naranja revised the form of its account statements to offer a more streamlined format. In addition, Tarjeta Naranja offers the following products:

•	Naranja Teen: a credit card only offered to individuals between the ages of 13 to 17. It operates as an additional credit card with a monthly purchase limit set by the cardholder.
•	Naranja Instantly: since 2017, Tarjeta Naranja has increased the use of Ajnaran, an instant credit card issued on the spot so that the cardholder can immediately make purchases.
•

Naranja Visa, MasterCard y American Express: Tarjeta Naranja’s customers can enjoy all Visa, Mastercard and American Express promotions and plans, with access to more than 29 million participating merchants, emergency card replacement in the event of loss or theft and other benefits.

Investments

In 2018, Banco Galicia continued to work on improving its investment value proposal and its customer experience by expanding its product range, simplifying product operations and providing more proactive advice to customers.

Banco Galicia provides a wide range of products according to each customer’s needs and investor profile. Before investing in securities or mutual funds, it conducts a survey of all customers so that they are able to identify their profile to select the investment products that best fit their investment objectives. Banco Galicia offers advice through its Investments Center or in person at its branch offices. Information on each product is also available on the Bank’s website.

Banco Galicia also provides the option of investing in either Peso- or Dollar-denominated time deposits, with periodic interest payments and UVA-adjustments, Banco Galicia also offers lower interest rates to certain of its customers based on their income segment.

In 2018, Banco Galicia began offering a UVA 90-day time deposit product through its Online Banking platform, and held 8.4 % of the market share for time deposits less than Ps.1 million as of December 31, 2018, representing an increase of 65%.

Regarding debt and equity investments, customers can purchase notes and stocks listed on the CNV online. Additionally, the Bank allows for the online tender of Lebac, Letes or Lecap according to the calls made by the Argentine Central Bank or the Ministry of Finance. Most of the Bank’s products, including the purchase of foreign currency, can be done through the Online Banking platform or the Galicia mobile application. With respect to capital markets products, a new investment module that will be offered on the Online Banking platform is being developed and will focus on providing customers with self-service options and an improved customer experience. In September 2018, the Bank launched its “minimum viable product” to facilitate the online purchase and sale of bonds and stocks. This product provides customers with bond and stock quotes, the ability to trade in Pesos or Dollars and a summary of a customer’s total position. Customers also have the option to purchase and sell the bonds and stocks of foreign issuers through the Online Banking platform.

In 2018, the Bank launched the “Wealth Management Project”, with the goal of positioning the Bank as an investment bank by 2022.

Finally, the Bank simplified foreign exchange trading processes in 2018 by extending the opening and closing hours of branches. In addition, the Bank offered a preferential Dollar exchange rate through online channels to high-income segment (Private Banking, Business and SMEs, Professionals GOLD and Galicia EMINET) customers.

Foreign Trade

For the year ended December 31, 2018, Banco Galicia’s foreign trade volume transactions were equal to US$56.1 million, representing a market share of 12.1% in Argentina. Of this amount, US$11.8 million was attributable to the export and import of goods, with a market share of 12.6% in Argentina. For the year ended December 31, 2018, Banco Galicia ranked second in Argentina in terms of volume for foreign trade transactions.

Through the Bank’s Office Banking e-platform, customers can make payments and manage their collections abroad. As part of the Bank’s digital initiative, the Bank began to offer import letters of credits online.

In addition, the GaliciaComex Community provides product and service options targeted to export and import operations, including providing customers with relevant sector and market news. The GaliciaComex Community also provides tailored financing options, including import leasing, import and export financing, surety and stand by letters of credit.

Galicia Seguros offers surety bonds for a variety of needs, including to back stop temporary import or export receivables.

Financing Granted to Companies

Banco Galicia offers short-, mid- and long-term financing to companies, transactional services, and foreign trade operations. In 2018, the Bank supported more than 25,500 companies covering a wide spectrum of economic activities, such as industrial, agriculture, services and marketing, thereby supporting overall economic growth in Argentina by providing companies with access to liquidity. In 2018, the Bank financed 210 operations for a total of Ps.149 million.

Products and services include the following:

•	“Línea Productiva Bice Belgrano”: This is a line of products, with a special subsidy for some provinces. In 2018, the Bank granted 301 loans in an amount equal to Ps.1,000 million.
•	Préstamo Eslabón: This is a line of loans to finance production chains, with maturities from 12 to 36 months and interest rates from 0% to 17%.
•

Flex loans to finance working capital and capital expenditures, with maturities from 12 to 18 months and a three-month grace period on repayment. In 2018, the Bank granted flex loans in an amount equal to Ps.1,220 million in 3,614 operations.

•	Loans at a subsidized interest rate of 8%, in conjunction with the Ministry of Production of Santa Fe, on loans related to capital investment and projects in Santa Fe.

•	Credit programs between the IADB and provinces, with credit lines to finance the development of SMEs’ long-term investment projects across all sectors.
•	Financing of the National Institute of Yerba Mate (Instituto Nacional de la Yerba Mate - INYM) in an amount equal to Ps.100 million.
•	Agreement with the National Fund for Production Development to provide subsidies on overdraft lines of credit in an amount equal to Ps.2,000 million.

Agreements and Payroll

Agreements and Payroll are comprised of product offerings to businesses to manage payroll transactions and accounting services for their employees.

In 2018, the Bank increased the number of payroll customers by 2.05% and the number of salaries by 37.1% as compared to 2017. Similar to other sectors, the Bank continued to focus on improving the customer service experience and service efficiency.

The Bank strengthened its partnerships with several businesses, including the Bar Association of the City of Buenos Aires, the Argentine Dental Association and the Argentine Neurosurgery Association. Furthermore, the Bank continued to support the educational community and provide benefits to families in more than 121 schools that use Banco Galicia for their transactions.

Digital Transformation

Banco Galicia and Tarjeta Naranja both started a digital transformation program with the goal of improving organization and competing with rapid changes in the banking industry. These processes are independently managed in accordance with the culture and business of each company. In 2018, Banco Galicia invested approximately Ps.63 million in these programs and worked on the initial phase of implementation for its 2017-2020 strategy of the digital transformation program, which includes six focal points (digital marketing , travel optimization, data and analytics, system infrastructure, agile methodology and organization and culture and talent).

The Center of Excellence was created as a strategic area and consolidated in 2018 as a single and integrated window for improving management, with the goal of defining methodologies, developing capabilities and cultural transformation. In addition, the Bank launched a digital academy to build new digital strategies, and the Galicia Leader (Líder Galicia) model was updated to define new transformation skills.

Promotions and Benefits

Banco Galicia

Banco Galicia’s Quiero! Program continues to increase its rewards catalog with more than 1,500 options in different categories and 362 brands that allow customers to benefit from discounts and redemptions. Under this program, 513,484 customers obtained benefits starting at 140 Quiero! points, thus increasing the accessibility of this program to customers of all spending backgrounds.

In 2018, the new Quiero! Platform was launched with the objective of helping customers discover the most relevant offers by applying algorithms to offer each customer the most relevant rewards based on their profile.

Tarjeta Naranja

•	Tarjeta Naranja Financing of Single Purchases: Financing in three or six monthly installments in Pesos for single purchases made with any Tarjeta Naranja cards.

•

Advance Funds Transfer: Any person can send funds to the primary or additional cardholders who can then use such funds from anywhere in Argentine (such amounts appear as a credit to the recipient’s card).

•	HBO GO: On-demand content for Tarjeta Naranja customers who can subscribe and enjoy more than 3,000 movies and TV series.
•	Alliance with Samsung: Alliance with Samsung to promote the sale of cell phones, tablets and accessories to different customer segments and at branches in Córdoba and Buenos Aires.
•

Convivimos and Cima Magazines: Convivimos is a magazine published by Tarjeta Naranja and is Argentina’s leading monthly subscription magazine. In 2018, Tarjeta Naranja launched Convivimos Digital, which is free to print subscribers. In addition, as a result of the Tarjeta Naranja-Nevada merger, Cima was added as a print publication available in the northwest and northeast provinces of Argentina and Patagonia.

•	Naranja Store: In 2018, the Naranja Store had a “flash sale”, a promotion that resulted in the redemption of points and increased customer traffic.
•

Smartes: During 2018, with 2,307 participating stores, Tarjeta Naranja offered discounts of up to 30% on Argentina’s best brands on special dates. Highlights included promotions with Aerolíneas Argentinas and GOL of up to 20% off and payment plans of six and 12 monthly installments with 0% interest .

Selected Statistical Information

You should read this information in conjunction with the other information provided in this annual report, including our audited consolidated financial statements and Item 5. “Operating and Financial Review and Prospects”. We prepared this information from our financial records in conformity with IFRS.

Average Balance Sheet and Income from Interest-Earning Assets and Expenses from Interest-Bearing Liabilities

The average balances of interest-earning assets and interest-bearing liabilities, including the related interest that is receivable and payable, are calculated on a monthly basis for Banco Galicia and Tarjetas Regionales on a consolidated basis. The average balances of interest-earning assets and interest bearing liabilities are calculated on a quarterly basis for Grupo Financiero Galicia and its other non-banking subsidiaries.

Average balances have been separated between those denominated in Pesos and those denominated in Dollars. The average yield/rate is the amount of interest earned or paid during the period divided by the related average balance.

The following table shows our consolidated average balances, accrued interest and average yield for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2018 and December 31, 2017.

	For the Fiscal Year Ended December 31, 2018			For the Fiscal Year Ended December 31, 2017
	Total			Total
	Average Balance	Accrued Interest	Average Yield / Rate	Average Balance	Accrued Interest	Average Yield / Rate

Assets
Government Securities	52,704	15,161	28.77	41,240	6,078	14.74
Loans	301,653	74,271	24.62	264,122	50,831	19.25
Other	16,378	3,397	20.74	16,872	3,319	19.67
Total Interest-Earning Assets	370,735	92,829	25.04	322,234	60,228	18.69
Liabilities and Equity
Deposits
Savings Accounts	121,954	225	0.18	99,015	71	0.07
Time Deposits	128,781	27,831	21.61	101,074	16,067	15.90
Total Interest-Bearing Deposits	250,735	28,056	11.19	200,089	16,138	8.07
Debt Securities	34,830	8,416	24.16	27,984	5,401	19.30
Other	23,159	4,153	17.93	11,064	1,858	16.79
Total Interest-Bearing Liabilities	308,724	40,625	13.16	239,137	23,397	9.78
Spread and Net Yield
Interest Rate Spread			11.88			8.91
Cost of Funds Supporting Interest-Earning Assets			10.96			7.26
Net Yield on Interest-Earning Assets			14.08			11.43
(*)	Rates include the CER/UVA adjustment.
(1)	Non-accruing loans have been included in average loans.

The table below reflects such information for the fiscal year ended December 31, 2016, which was prepared in accordance with Argentine Banking GAAP.

	Fiscal Year Ended December 31, 2016
	Pesos			Foreign Currency			Total
			Average			Average			Average
	Average	Accrued	Yield/	Average	Accrued	Yield/	Average	Accrued	Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	16,110	4,646	28.84	5,410	160	2.96	21,520	4,806	22.33
Loans
Private Sector	99,817	28,979	29.03	11,282	395	3.50	111,099	29,374	26.44
Public Sector	1	-	-	-	-	-	1	-	-
Total Loans (1)	99,818	28,979	29.03	11,282	395	3.50	111,100	29,374	26.44
Other	2,555	827	32.37	111	5	4.50	2,666	832	31.21
Total Interest-Earning Assets	118,483	34,452	29.08	16,803	560	3.33	135,286	35,012	25.88
Liabilities
Deposits
Savings Accounts	16,127	43	0.27	11,360	-	-	27,487	43	0.16
Time Deposits	47,953	13,057	27.23	6,032	76	1.26	53,985	13,133	24.33
Total Interest-Bearing Deposits	64,080	13,100	20.44	17,392	76	0.44	81,472	13,176	16.17
Debt Securities	6,125	1,875	30.61	9,425	1,023	10.85	15,550	2,898	18.64
Other	2,721	940	34.55	1,576	63	4.00	4,297	1,003	23.34
Total Interest-Bearing Liabilities	72,926	15,915	21.82	28,393	1,162	4.09	101,319	17,077	16.85
Spread and Net Yield
Interest Rate Spread			7.26			(0.76)			9.03
Cost of Funds Supporting Interest-Earning Assets			13.43			6.92			12.62
Net Yield on Interest-Earning Assets			15.65			(3.58)			13.26
(1)	Non-accruing loans have been included in average loans.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates, by currency of the underlying asset or liability, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average yield/rate for the fiscal year ended December 31, 2018 compared with the fiscal year ended December 31, 2017. Differences related to both rate and volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year Ended December 31, 2018 / Fiscal Year Ended December 31, 2017
	Increase (Decrease) due to changes in
	Volume	Rate	Net Change
	(in millions of Pesos)
Interest Earning Assets
Debt Securities	5,094	3,988	9,082
Loans(1)	2,464	20,976	23,440
Other	5	74	79
Total Interest-Earning Assets	7,563	25,038	32,601
Interest Bearing Liabilities
Savings Account	(8)	162	154
Time Deposits	2,211	9,553	11,764
Notes	1,265	1,750	3,015
Other Liabilities	724	1,571	2,295
Total Interest-Earning Assets	4,192	13,036	17,228
(1)	Non-accruing loans have been included in average loans.

The increase of Ps.32,601 million in interest income for the fiscal year ended December 31, 2018, as compared to the previous year, is primarily attributable to a Ps.7,563 million increase in the volume of interest-earning assets, together with an increase of Ps.25,038 million in interest income due to an increase in interest rates.

In particular, Ps.23,440 million of the increase was due to an increase in interest income from loans. The average volume of loans amounted to Ps.301,653 million for fiscal year 2018, as compared to Ps.264,122 million for the previous fiscal year. This increase was due to Ps.20,976 million increase in interest income from Loans, which resulted from a increase in interest rates earned from loans due to a 537 basis point (“bps”) increase in the average interest rate for loans, from 19.25% in 2017 to 24.62% in 2018.

The Ps.9,082 million increase in interest from debt securities was due to an increase in volume equal to Ps.5,094 million, and an increase in interest rates (accounting for Ps.3,988 million), mainly as a result of an increase in the average rate earned on government securities.

In terms of interest expenses, the Ps.17,228 million increase for the fiscal year ended December 31, 2018, as compared to the fiscal year ended December 31, 2017, is primarily a result of a increase in the interest rate payable on time deposits of Ps.11,764 million (which increased from 15.90% in 2017 to 21.61% in 2018).

The table below reflects such information for the fiscal years ended December 31, 2016 and 2015, which was prepared in accordance with Argentine Banking GAAP.

	Fiscal Year 2017/ Fiscal Year 2016, Increase (Decrease) due to changes in			Fiscal Year 2016/ Fiscal Year 2015, Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of Pesos)
Interest Earning Assets
Government Securities
Pesos	567	(380)	187	1,255	116	1,371
Foreign Currency	(26)	86	60	(313)	230	(83)
Total	541	(294)	247	942	346	1,288
Loans(1)
Private Sector
Pesos	7,980	(1,787)	6,193	7,397	1,409	8,806
Foreign Currency	558	(37)	521	261	(21)	240
Total	8,538	(1,824)	6,714	7,658	1,388	9,046
Public Sector
Pesos	1	1	2	(2)	(2)	(4)
Foreign Currency	-	-	-	-	-	-
Total	1	1	2	(2)	(2)	(4)
Other
Pesos	530	(111)	419	82	157	239
Foreign Currency	8	-	8	-	-	-
Total	538	(111)	427	82	157	239
Total Interest-Earning Assets
Pesos	9,078	(2,277)	6,801	8,732	1,680	10,412
Foreign Currency	540	49	589	(52)	209	157
Total	9,618	(2,228)	7,390	8,680	1,889	10,569
Interest Bearing Liabilities
Savings Account
Pesos	14	(5)	9	11	4	15
Foreign Currency	-	-	-	-	-	-
Total	14	(5)	9	11	4	15
Time Deposits
Pesos	1,199	(3,194)	(1,995)	3,061	1,470	4,531
Foreign Currency	19	(38)	(19)	24	(8)	16
Total	1,218	(3,232)	(2,014)	3,085	1,462	4,547
Notes
Pesos	1,723	(275)	1,448	549	223	772
Foreign Currency	(350)	(170)	(520)	341	(61)	280
Total	1,373	(445)	928	890	162	1,052
Other liabilities
Pesos	367	(143)	224	423	21	444
Foreign Currency	61	(5)	56	15	5	20
Total	428	(148)	280	438	26	464
Total Interest Bearing Liabilities
Pesos	3,303	(3,617)	(314)	4,044	1,718	5,762
Foreign Currency	(270)	(213)	(483)	380	(64)	316
Total	3,033	(3,830)	(797)	4,424	1,654	6,078
(1) Non-accruing loans have been included in average loans.

Debt and Equity Securities

The following table shows our holdings of debt and equity securities at the balance sheet dates stated below. Our holdings of government securities represent mainly holdings of Banco Galicia.

	As of December 31,		As of January 1,
	2018	2017	2017
	(in millions of Pesos)
Debt Securities at FV through profit or loss	75,935	42,748	28,818
Argentine Government Securities	4,700	13,923	9,660
Government Bonds	1,485	1,253	6,410
Provincial Bonds	984	3,690	3,110
Autonomous City of Buenos Aires Bonds	42	1,132	28
Treasury Bills	2,189	7,848	112
Argentine Central Bank’s Bill and Bonds	70,098	26,368	16,158
Lebacs	—	26,368	16,158
Leliq	70,098	—	—
Private Securities	1,137	2,457	3,000
Debt Securities	689	1,884	2,445
Debt Securities of Financial Trust	102	361	140
Participation Certificates in Financial Trust	346	212	415
Other Debt Securities	14,424	4,183	3,184
Measured at FV through OCI	9,112	142	930
Government Securities	9,112	142	930
Measured at Amortized Cost	5,312	4,041	2,254
Argentine Government Securities	3	35	6
Treasury Bills	2	76	—
Argentine Central Bank's Bill and Bonds	219	166	50
Private Securities	5,088	3,764	2,198
Investments in Equity Instruments	161	112	187
Domestic	133	81	152
Internacional	28	31	35
Total Debt and Equity Securities	90,520	47,043	32,189

As of December 31, 2018, the growth in our debt and equity securities was mainly a result of an increase in the volume of Leliqs issued by the Argentine Central Bank and the corresponding purchase of the same. Our government securities issued by the Argentine Central Bank increased Ps.43,730 million from Ps.26,368 million as of December 31, 2017 to Ps.70,098 million as of December 31, 2018.

The amount of Argentine government securities recorded at fair value as of December 31, 2018 for Ps.4,700 million corresponded to securities issued by the provinces of Neuquén (for Ps.266 million), Buenos Aires (for Ps.534 million), City of Buenos Aires (for Ps.42 million), Mendoza (for Ps.9 million) and Río Negro (for Ps.174 million); Argentine bonds (for Ps.1,485 million); and Treasury Bills (for Ps.2,189 million).

At December 31, 2018, the holding of public securities denominated in Dollars was composed mainly of Argentine Treasury Bills (Letes) (for Ps.283 million) and Government Bonds (for Ps.3,118 million), recorded at fair value and U.S. Treasury Bonds due in 2022 (for Ps.2 million), recorded at cost plus yield.

As of December 31, 2017, the amount of Argentine government securities, recorded at fair value for Ps.13,923 million, corresponded to our holdings of debt securities mainly issued by the provinces of Buenos Aires (for Ps.1,812 million), Neuquén (for Ps.1,291 million), Río Negro (for Ps.284 million), Córdoba (for Ps.24 million), Entre Ríos (for Ps.279 million) and City of Buenos Aires (for Ps.42 million); and Government Bonds (for Ps.1,253 million) and treasury bills (for Ps.7,848 million).

At December 31, 2017, the holding of public securities denominated in Dollars was composed mainly of Argentine Bonds (for Ps.433 million), recorded at fair value and Argentine Treasury Bills (Letes) (for Ps.7,836 million) and City of Buenos Aires government securities (for Ps.35 million), recorded at fair value.

All local government securities, except for the Lebac and Leliq, which are issued by the Argentine Central Bank, were issued by the Argentine government.

The table below shows such information for the fiscal year ended December 31, 2016, which was prepared in accordance with Argentine Banking GAAP.

Fiscal Year Ended December 31,
2016
(in millions of Pesos)
Government Securities
Pesos
Recorded at Cost plus Yield	1,772
Debt securities of provinces	1,690
Others	82
Recorded at Fair Value	2,026
Debt securities of provinces	17
Bonar Bonds	112
Bonac Bonds	930
Others	967
Issued by Argentine Central Bank	8,550
Lebac Unquoted	6,974
Lebac Quoted	1,576
Nobac Unquoted	-
Nobac Quoted	-
Lebac Repurchase Agreement Transactions	-
Nobac Repurchase Agreement Transactions	-
Total Government Securities in Pesos	12,348
Foreign Currency
Recorded at Cost plus Yield	150
Government Bonds	150
Recorded at Fair Value	1,203
Government Bonds	1,203
Issued by Argentine Central Bank	-
Lebac Unquoted	-
Total Government Securities in Foreign Currency	1,353
Total Government Securities	13,701
Corporate Securities
Corporate Equity Securities (Quoted) in Pesos	-
Corporate Equity Securities (Quoted) in Foreign Currency	-
Allowances	-
Total Government and Corporate Securities	13,701

Remaining Maturity and Weighted-Average Yield

The following table analyzes the remaining maturity and weighted-average yield of our holdings of debt securities at fair value through profit or loss as of December 31, 2018. Our government securities portfolio yields do not contain any tax equivalency adjustments.

	Fiscal Year Ended December 31, 2018
		Maturing witihin 1 year		Maturing after 1 year but within 5 years		Maturing after 5 years but within 10 years		Maturing after 10 years
	Total Book Value	Book Value	Yield (1)	Book Value	Yield	Book Value	Yield (1)	Book Value	Yield (1)
	(in millions of Pesos, except percentages)
Debt Securities at FV through Profit or Loss
Argentine Government Securities
Pesos
Government Bonds	711	234	26.43%	412	27.95%	43	11.08	22	11.08%
Provincial Bonds	984	32	0.28%	504	22.58%	448	—	—	—%
City of Buenos Aires Bonds	42	-	-%	5	82.19%	37	73.57%	-	—%
Treasury Bills	1,907	1,888	32.77%	19	—%	-	—%	-	—%
Foreign Currency
Government Bonds	774	416	1.10%	336	13.92%	1	11.41%	21	12.20%
Treasury Bills	282	282	2.89%	-	—%	-	—%	-	—%
Argentine Central Bank’s Bill and Bonds
Pesos
Leliq	70,098	70,098	57.56%	-	—%	—	—%	—	—%
Private Securities
Pesos
Debt Securities	564	189	34.88%	375	53.70%	—	—%	—	—%
Debt Securities of Financial Trust	102	102	-%	-	—%	—	—%	—	—%
Participation Certificates in Financial Trust	69	22	29.00%	47	38.56%	—	—%	—	—%
Foreign Currency
Debt Securities	125	16	6.12%	60	7.66%	49	7.33%	—	7.33%
Debt Securities of Financial Trust	-	-	-%	-	—%	—	—%	—	—%
Participation Certificates in Financial Trust	277	226	6.57%	25	3.00%	26	5.00%	—	5.00%
Debt Securities at FV through Profit or Loss	75,935	73,505		1,783		604		43
(1)	Effective yield based on December 31, 2018 quoted market values.

Loan and Other Financing Portfolio

Our total loans and other financing reflect Banco Galicia’s, the Regional Credit Card Companies’ loan and other financing portfolios including past due principal amounts. Personal loans and credit-card loans are typically loans to individuals granted by Banco Galicia or the Regional Credit Card Companies. Most of the Regional Credit Card Companies’ loans are included under “credit card loans”. Also, certain amounts related to advances, promissory notes, mortgage loans and pledge loans are extended to individuals. However, advances and promissory notes mostly represent loans to companies. The following table analyzes our consolidated loan and other financing activities portfolio.

	As of December 31,		As of January 1,
	2018	2017	2017
	(in millions of Pesos)
Principal and Interest
Non- Financial Public Sector	12	9	26
Financial Institutions
Loans	7,942	6,938	5,107
Other financing	1	4	5
Total Financial Institutions	7,943	6,942	5,112
Non-Financial Private Sector and Residents Abroad (1)
Loans	283,544	280,870	244,082
Overdrafts	14,431	16,681	18,502
Promissory Notes	36,020	52,455	46,613
Mortgage Loans	11,793	8,435	4,014
Collateralized Loans	998	1,591	1,249
Personal Loans	29,145	34,632	24,365
Credit Card Loans	113,395	125,176	129,153
Placements in Banks Abroad	5,301	427	2,266
Other Loans	69,493	44,536	21,047
Accrued Interest, Adjustment and Quotation Differences Receivable	5,388	335	(703)
Documented Interest	(2,420)	(3,398)	(2,424)
Financial Leases	2,198	2,476	1,732
Other Financing	4,670	3,293	3,438
Total Non-Financial Private Sector and Residents Abroad	290,412	286,639	249,252
Total Gross Loans and Other Financing	298,367	293,590	254,390
Allowance for Loan and Other Financing Losses
Loans	(15,550)	(9,129)	(8,577)
Financial Leases	(29)	(33)	(26)
Others Financing	(78)	(73)	(84)
Total Allowance	(15,657)	(9,235)	(8,687)
Total Loans and Other Financing	282,710	284,355	245,703
(1)	Categories of loans include:

Overdrafts: short-term obligations drawn on by customers through overdrafts.

-	Promissory Notes: endorsed promissory notes, notes and other promises to pay signed by one borrower or group of borrowers and factored loans.
-	Mortgage Loans: loans granted to purchase or improve real estate and collateralized by such real estate and commercial loans secured by a real estate mortgage.
-	Collateralized Loans: loans secured by collateral (such as cars or machinery) other than real estate, where such collateral is an integral part of the loan documents.
-	Personal Loans: loans to individuals.
-	Credit-Card Loans: loans granted through credit cards to credit card holders.
-	Placements in Banks Abroad: short-term loans to banks abroad.
-	Other Loans: loans not included in other categories.
-	Documented Interest: discount on notes and bills.

As of December 31, 2018, Grupo Galicia’s loan and other financing portfolio before allowances for loan and other financing losses amounted to Ps.298,367 million, a 2% increase as compared to the year ended December 31, 2017.

For the fiscal year ended December 31, 2017, Grupo Galicia’s loan and other financing portfolio before allowances for loan and other financing losses amounted to Ps.293,590 million, a 15% increase year-over-year.

The table below shows such information for the fiscal years ended December 31, 2016, 2015 and 2014, which was prepared in accordance with Argentine Banking GAAP.

	As of December 31,
	2016	2015	2014
	(in millions of Pesos)
Principal and Interest
Non-Financial Public Sector	-	-	-
Local Financial Sector	2,098	762	193
Non-Financial Private Sector and Residents Abroad (1)
Advances	10,063	8,549	3,987
Promissory Notes	25,298	22,752	16,304
Mortgage Loans	2,178	2,099	1,661
Pledge Loans	678	487	500
Personal Loans	15,312	9,259	6,996
Credit Card Loans	72,766	56,26	37,348
Placements in Banks Abroad	1,227	232	261
Other Loans	11,405	692	1,337
Accrued Interest, Adjustment and Quotation Differences	1,775	1,407	969
Receivable
Documented Interest	(642)	(597)	(348)
Total Non-Financial Private-Sector and Residents Abroad	140,060	101,14	69,015
Total Gross Loans	142,158	101,902	69,208
Allowance for Loan Losses	(4,707)	(3,560)	(2,615)
Total Loans	137,451	98,342	66,593
Loans with Guarantees
With Preferred Guarantees (2)	3,322	2,988	2,695
Other Guarantees	18,984	13,508	9,463
Total Loans with Guarantees	22,306	16,496	12,158

(1)Includes local and international financial sectors.

(2) Before the allowance for loan losses.

Maturity Composition of the Loan Portfolio

The following table sets forth an analysis by type of loan and time remaining to maturity of our loan portfolio as of December 31, 2018.

	As of December 31, 2018
	Within 1 Year	After 1 Year but within 5 Years	After 5 Years	Total at December 31, 2018
	(in millions of Pesos)
Non-Financial Public Sector (1)	12	—	—	12
Financial Sector (1)	5,277	2,665	—	7,942
Private Sector and Residents Abroad	229,018	48,904	5,622	283,544
Overdrafts	14,431	—	—	14,431
Promissory Notes	28,152	7,655	213	36,020
Mortgage Loans	1,802	4,949	5,042	11,793
Collateralized Loans	684	303	11	998
Personal Loans	14,576	14,286	283	29,145
Credit-Card Loans	112,628	767	—	113,395
Other Loans	53,777	20,944	73	74,794
Accrued Interest and Quotation	5,388	—	—	5,388
Documented Interest	(2,420)	—	—	(2,420)
Allowance for Loan Losses (2)	(15,550)	—	—	(15,550)
Total Loans, Net	218,757	51,569	5,622	275,948
(1)	Interest and the UVA/CER adjustment were assigned to the first month.
(2)	Allowances were assigned to the first month as were past due loans and loans in judicial proceedings.

Interest Rate Sensitivity of Outstanding Loans

The following table presents the interest rate sensitivity of our outstanding loans due after one year by denomination as of December 31, 2018.

	As of December 31, 2018
	In millions of Pesos	As a % of Total Loans
Variable Rate (1)(2)
Pesos	2,804	4.90
Foreign Currency	3,289	5.80
Total	6,093	10.70
Fixed Rate (2)(3)
Pesos	27,811	48.60
Foreign Currency	23,287	40.70
Total	51,098	89.30
(1)	Includes overdraft loans.
(2)	Includes past due loans and excludes interest receivable, differences in quotations and the UVA/CER adjustment.
(3)	Includes short-term and long-term loans whose rates are determined at the beginning of the loans’ life.

Credit Review Process

Credit risk is the potential for financial loss resulting from the failure of a borrower to honor its financial contractual obligations. Our credit risk arises mainly from Banco Galicia’s and Tarjeta Naranja’s lending activities, and from the fact that, in the normal course of business, these subsidiaries are parties to certain transactions with off-balance sheet treatment and associated risk, mainly commitments to extend credit and guarantees granted. See also Item 5. “Operating and Financial Review and Prospects”─A. “Operating Results”─ “Off-Balance Sheet Arrangements”.

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

Banco Galicia

The Risk Division is responsible for the overall risk management of the Bank and its subsidiaries, in accordance with international best practices and handles solvency, financial, operational, credit, technological, reputational and strategic risks. The Risk Division is independent from the business areas of the Bank and its subsidiaries and it reports directly to the Bank’s General Division. The Risk Division works with the functional support of the Compliance and Money Laundering Prevention Division, a division that also reports to the Board of Directors, and whose purpose is to prevent the execution of financial operations with funds derived from illegal activities, and the use of the Bank as a vehicle for laundering money and funding terrorist activities. In addition, the Risk Division monitors compliance with the laws, regulations and internal policies in order to prevent financial and/or criminal penalties and to minimize any reputational impact. It is an independent role that coordinates and assists in identifying, providing advice on, monitoring, reporting and warning management regarding compliance risks.

Moreover, in order to have timely information and a flexible structure in place to efficiently respond and adjust to macro and microeconomic variables, the Risk Division is responsible for credit extension and recovery functions for companies and individuals.

The mission of the Risk Division is comprised of the following activities:

•	actively and comprehensively managing and monitoring the risks taken by Banco Galicia and its subsidiaries, ensuring compliance with internal policies and regulations in force;
•	keeping the Board of Directors informed of the risks faced by the Bank, proposing how to deal with such risks;
•	helping to strengthen a risk management culture;
•	establishing the risks the Bank is willing to take and designing policies and procedures to monitor, control and mitigate the same;
•	escalating deviations from internal policies to the Bank’s General Division; and
•	managing the evaluation process of available financing capacilities and required capital resources to maintain an appropriate risk profile.

The Risk Division’s responsibilities include:

•	ensuring action and contingency plans are in place to address any deviations from acceptable thresholds for risks posing a threat to business continuity;
•	recommending the most suitable methodologies for the Bank to measure identified risks;
•	guaranteeing that the launching of any new product includes a previous assessment of potential risks involved;
•	providing technical support and assisting the Management Division regarding risk management;
•	developing and proposing the strategies for credit and credit-granting policies; and
•	managing and monitoring the credit origination processes, follow-up and control thereof, and the recovery of past-due loans.

Banco Galicia complies with all regulatory requirements set forth by Law No.25,246, as amended, Resolution No.30/2017, as amended, issued by the Financial Information Unit (the “UIF”) and Argentine Central Bank’s Communication “A” 6399, as supplemented and/or amended.

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

Banco Galicia has appointed a Director responsible for the management of this risk, and has created a Committee in charge of planning, coordinating and enforcing the compliance with the policies set by the Board of Directors. The basic principle on which the regulations regarding prevention and control of money laundering are based is in line with the “know your customer” policy in force worldwide. Such risks are regularly reviewed through internal and external audits.

The following subdivisions depend on support from the Risk Division: Wholesale Credit, Retail Credit and Credit Recovery. They are responsible for developing and proposing strategies for credit and credit-granting policies, as well as managing and monitoring credit origination processes, follow-up and control thereof, and the recovery of past-due loans. The goal of these divisions is to ensure the quality of the loan portfolio, minimize costs while maximizing efficiency, and recovery optimization, thus minimizing loan losses and optimizing efficiency in the credit extension process.

The Retail Credit Division is responsible for ensuring that the fraud screening and prevention process is effective, thereby assuring the quality of the retail portfolio. This Division designs and manages complex credit decision-taking models and tools, directs the alignment efforts to implement retail business strategies, and works together with the business team to suggest business opportunities.

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

Tarjeta Naranja

Credit Risk

Credit risk for Tarjeta Naranja arises from a variety of factors, including credit risk related to failures to pay by entities that Tarjeta Naranja lends money to and failures to pay outstanding credit card balances by individual clients that hold credit cards with Tarjeta Naranja.

With respect to investments, Tarjeta Naranja evaluates its credit risk or exposure pursuant to an investment and credit evaluation policy. In accordance with this policy, the Company (i) has certain internal credit risk rating requirements that any company in which it invests must meet, (ii) requires certain debt to equity ratios be maintained by any company to which it lends money and (iii) has upper limits on the amount that it will invest in any given company.

The Company actively monitors the creditworthiness of its clients to minimize its overall exposure to their credit risk. The Company uses the following tools to evaluate and manage the creditworthiness of its clients:

•	statistical models that determine the amount of credit that Tarjeta Naranja is comfortable extending to a client based on the client’s specific financial situation;
•

guidelines for providing credit cards and loans based on the client’s specific financial situation (i.e., verification of the applicant’s identity, monthly income, number of family members, geographic location and occupation);

•	case-by-case evaluation of appropriate credit limits for each applicant; and
•	ongoing monitoring of each client’s credit position and payment history.

Procedure for Credit Card Application

The credit risk associated with a credit card applicant is evaluated by reviewing the information with respect to each applicant set forth above. The Risk Committee establishes the guidelines and requirements for credit card applicants. Such guidelines are based on statistical models and objective criteria in order for internal credit analysts to efficiently approve or reject each credit card application.

In addition to reviewing each applicant’s credit record, the Company also verifies the credit score and payment history of each applicant. Once the information has been verified and, to the extent the customer meets all applicable requirements, the credit card is issued and delivered at the applicant’s address, or the applicant may arrange to pick it up at any of the Company’s branches.

Determination of Credit Limits

Customer’s credit limits are determined on the basis of an assessment of each customer’s specific financial situation. Based on such assessment, customers are assigned one of five risk levels: A, B, C, D or E, with A being the lowest risk segment and E being the highest risk segment. In making such assignment, certain factors are considered, including, but not limited to, monthly income, number of family members, geographic location and occupation. The customer is then assigned a credit limit based on his or her risk level, which is shared among all credit cards associated with such customer, whether as a primary or additional cardholder. The credit limit assigned to each customer includes: (i) the monthly balance limit; (ii) the long-term purchase limit (the maximum amount for a customer to purchase in six or more installments using the credit card); (iii) the total credit limit (the maximum amount that may be owed to the Company); (iv) the maximum balance limit for cash advances, which represents 50% of the long-term purchase limit in a maximum amount of Ps.50,000 (the maximum amount for cash withdrawals) and (v) the limit for loans to be repaid in up to 50 months.

Below is a detail of the percentage limits and nominal caps assigned to each risk segment.

	Monthly Balance Limit			Long-term Purchase Limit			Total Credit Limit
Risk Segment	Income %	Floor in Ps.	Top	Income %	Floor in Ps.	Top	Income %	Floor in Ps.	Top
A (Lowest)	100	3,000	50,000	250	3,000	120,000	300	3,000	140,000
B	90	2,700	35,000	225	2,700	80,000	270	2,700	10,000
C	80	2,400	22,000	200	2,400	50,000	240	2,400	60,000
D	70	2,100	15,000	175	2,100	35,000	210	2,100	40,000
E (Highest)	60	1,800	10,000	150	1,800	25,000	180	1,800	30,000

Tarjeta Naranja reviews such credit limits on a daily basis and a credit limit may be automatically increased for eligible cardholders meeting certain requirements, including payment history. In addition, Tarjeta Naranja reviews cardholders’ applications for increases in the monthly limit and may, in its sole discretion, increase such limits based on the individual customer’s payment history and total income level.

Credit cards are extended to clients active in a wide range of business sectors. As such, the Company maintains a diversified portfolio of risk exposure based on economic fluctuations.

Financial Instruments Classification and Loss Provisions

General

The “Expected Credit Loss” (“ECL”) model applies to financial assets which are valued at both amortized cost and fair value through OCI. The standard establishes three categories to classify financial instruments, primarily taking into account the credit risk evolution over time. Stage 1 includes financial assets with normal or no significant risk associated; Stage 2 includes financial assets for which a significant increase in credit risk has been identified but they are not yet deemed to be credit-impaired and Stage 3 comprises financial assets which are impaired and/or subject to serious risk of impairment.To calculate the provisions for credit impairment risk, IFRS 9 differentiates among these three stages by applying the following concepts:

•

12- Month Expected Credit Losses: Possible events of default within the 12 months following the date of the presentation of financial statements. Assets included in Stage 1 have their ECL measured at 12-month ECL.

•

Lifetime Expected Credit Losses: ECL during the active period of the financial asset, which results of calculating the probability of impairment of an asset throughout its duration, up until its maturity. Instruments in Stage 2 or 3 have their ECL measured based on lifetime ECL.

The measurement of ECL in accordance with IFRS 9 should consider forward looking information.To estimate ECL, Grupo Galicia has applied the following definitions and parameters, in accordance with IFRS 9.

Financial Instruments Classification

Grupo Galicia classifies its financial instruments into the following groups: (i) retail loans, (ii) retail-like loans, (iii) wholesale loans and (iv) Tarjeta Naranja.

Each subsidiary of Grupo Galicia classifies financial instruments subject to impairment under IFRS 9 in stages, as follows:

•

Stage 1: With respect to retail portfolios, Stage 1 includes every financial instrument up to 31 days past due. With respect to wholesale portfolios, Stage 1 includes every client whose Argentine Central Bank situation indicates a normal status (rating A) (i.e. low risk of bankruptcy).

•	Stage 2: This stage considers two groups:
•	Portfolios between 31 and 90 days past due.
•	Probability of Default or Score with impairment risk.
•	For wholesale it considers credit ratings for which the risk of default has increased significantly.
•

Stage 3: With respect to retail portfolios, Stage 3 includes financial instruments that are 90 or more days past due. With respect to wholesale portfolios, Stage 3 includes every client whose Argentine Central Bank situation indicates a serious risk of bankruptcy (ratings C, D, E, F).

See the Argentina Central Bank Classification, on ─“Argentine Banking Regulation”─ “Loan Classification System”.

Definition of Default

A financial instrument is considered to be in default whenever payment is more than 90 days past due, or if Grupo Galicia believes that the amount due will not be repaid in full. The credit analysis for wholesale loans is not the same as for retail loans and Grupo Galicia’s definition of default with respect to wholesale portfolios is based on a credit analysis of the individual borrower. The definition of default is applied consistently to produce models for the Probability of Default, Exposure at Default and Loss Given Default in Grupo Galicia’s expected loss calculations:

•	Probability of Default: This is the likelihood of a borrower defaulting on its financial obligation, either over the next 12 months or during the remaining term of the obligation.
•

Exposure at Default: This is based on the amounts Grupo Galicia expects to be owed at the time of default, either over the next 12 months or over the remaining term. For example, for a revolving commitment, Grupo Galicia includes the current draw down balance plus any further amount that it is expected to be drawn up to the current contractual limit by the time of default, should it occur.

•

Loss Given Default: This represents Grupo Galicia’s expectation of the total loss it will incur in respect of an obligation in default and varies according to the counterparty, seniority of the claim and availability of collateral or other credit support. Loss Given Default is expressed as a percentage loss per Peso of exposure at the time of default and is calculated over the term of the relevant obligation or 12-month basis.

A financial instrument is no longer considered to be in default when it does not meet any of the above-mentioned default criteria.

Methodology for Expected Credit Loss Estimation

ECL impairment allowances recognized in the financial statements reflect the effect of a variety of possible economic outcomes (as described below) and calculated on a probability-weighted basis. ECL measurement involves the application of judgment and estimates. It is necessary to formulate multiple forward-looking economic forecasts and incorporate them into the ECL estimates. Grupo Galicia uses a standard framework to form economic scenarios to reflect assumptions about future economic conditions, supplemented with the use of management judgment, which may result in using alternative or additional economic scenarios and/or management adjustments.

IFRS 9 establishes the following standards regarding ECL:

•	An unbiased weighted probability index, determined by the evaluation of different outcomes.
•	Time value of money.
•	Reasonable and sustainable information available at no additional cost or effort that provides evidence to support forecasts, as well as present conditions and past events.

Grupo Galicia developed a forward-looking methodology to evaluate the impact of different future macroeconomic scenarios on the credit risk of the financial assets. Grupo Galicia prepared three outcomes with varying probabilities in accordance with IFRS: (i) a median scenario with a 70% probability of occurrence, (ii) a downside scenario with a 15% probability of occurrence and (iii) an upside scenario with a 15% probability of occurrence

In order to account for time value of money, Grupo Galicia assumes expected losses will take place proportionally over time. The ECL is determined by determining the Probability of Default, Exposure at Default and the Loss Given Default for each future month for each collective segment. These three components are multiplied and adjusted, as applicable, to take into account any forward-looking information, thus calculating ECL for each month on a forward-looking basis , which is then discounted back to the reporting date and summed. The discount rate used in the ECL calculation is the original effective interest rate (or an estimate thereof).

Credit Risk Exposure of Financial Instruments

The following table sets forth the credit risk exposure of financial instruments for which an ECL allowance is recognized.

	Retail Portfolio
	December 31, 2018
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	80,123	10,386	-	90,509
1-30	2,220	1,201	-	3,421
31-60	-	1,523	-	1,523
61-90	-	789	-	789
Default	-	-	3,381	3,381
Gross Carrying amount	82,343	13,899	3,381	99,623
Loss allowance	2,600	2,318	2,560	7,478
Carrying amount	79,743	11,581	821	92,145

	Retail like Portfolio
	December 31, 2018
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	29,273	3,103	-	32,376
1-30	867	458	-	1,325
31-60	-	336	-	336
61-90	-	262	-	262
Default	-	-	1,798	1,798
Gross Carrying amount	30,140	4,159	1,798	36,097
Loss allowance	267	280	1,180	1,727
Carrying amount	29,873	3,879	618	34,370

	Wholesale Portfolio
	December 31, 2018
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
A	135,513	6,048	5	141,566
B1	(2,238)	39	-	(2,199)
Default	-	-	2,515	2,515
Gross Carrying amount	133,275	6,087	2,520	141,882
Loss allowance	526	77	668	1,271
Carrying amount	132,749	6,010	1,852	140,611

	Tarjeta Naranja
	December 31, 2018
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	36,512	3,024	-	39,536
1-30	2,572	947	-	3,519
31-60	-	1,702	-	1,702
61-90	-	940	-	940
Default	-	-	3,787	3,787
Gross Carrying amount	39,084	6,613	3,787	49,484
Loss allowance	1,377	1,843	2,088	5,308
Carrying amount	37,707	4,770	1,699	44,176

	Retail Portfolio
	December 31, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	90,744	11,508	-	102,252
1-30	2,266	1,166	-	3,432
31-60	-	1,137	-	1,137
61-90	-	490	-	490
Default	-	-	2,606	2,606
Gross Carrying amount	93,010	14,301	2,606	109,917
Loss allowance	1,094	917	1,676	3,687
Carrying amount	91,916	13,384	930	106,230

	Retail like Portfolio
	December 31, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	27,629	2,970	-	30,599
1-30	394	317	-	711
31-60	-	137	-	137
61-90	-	98	-	98
Default	-	-	802	802
Gross Carrying amount	28,023	3,522	802	32,347
Loss allowance	222	127	617	966
Carrying amount	27,801	3,395	185	31,381

	Wholesale Portfolio
	December 31, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
A	122,301	8,138	2	130,441
B1	-	77	-	77
Default	-	-	808	808
Gross Carrying amount	122,301	8,215	810	131,326
Loss allowance	212	45	494	751
Carrying amount	122,089	8,170	316	130,575

	Tarjeta Naranja
	December 31, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	39,229	4,166	-	43,395
1-30	1,811	1,579	-	3,390
31-60	-	1,128	-	1,128
61-90	-	527	-	527
Default	-	-	2,935	2,935
Gross Carrying amount	41,040	7,400	2,935	51,375
Loss allowance	904	1,270	1,703	3,877
Carrying amount	40,136	6,130	1,232	47,498

Under Argentine Central Bank rules, we are required to cease the accrual of interest or to establish provisions equal to 100% of the interest earned on all loans pertaining to the non-accrual loan portfolio, meaning, all loans to borrowers in Stage 3.

The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	December 31,
	2018	2017
	(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	811	181
Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	41	9
(1)	Recorded under “Other operating income”.

The table below sets forth such information for the fiscal years ended December 31, 2016, 2015 and 2014, which was prepared in accordance with Argentine Banking GAAP.

	As of December 31,
	2016	2015	2014
	(in millions of Pesos, except ratios)
Total Loans (1)	142,158	101,902	69,208
Non-Accrual Loans (2)
With Preferred Guarantees	96	106	50
With Other Guarantees	88	103	59
Without Guarantees	4,520	2,958	2,363
Total Non-Accrual Loans (2)	4,704	3,167	2,472
Past Due Loan Portfolio
Non-Financial Public Sector	-	-	-
Local Financial Sector	-	-	-
Non-Financial Private Sector and Residents Abroad
Advances	189	188	169
Promissory Notes	144	192	121
Mortgage Loans	79	45	12
Pledge Loans	3	8	9
Personal Loans	274	304	262
Credit-Card Loans	2,673	1,693	1,2
Other Loans	93	74	33
Total Past Due Loans	3,455	2,504	1,806
Past Due Loans
With Preferred Guarantees	60	59	42
With Other Guarantees	60	97	38
Without Guarantees	3,335	2,348	1,726
Total Past Due Loans	3,455	2,504	1,806
Allowance for Loan Losses	4,707	3,560	2,615
Ratios (%)
As a % of Total Loans:
Total Past Due Loans	2.43	2.46	2.61
Past Due Loans with Preferred Guarantees	0.04	0.06	0.06
Past Due Loans with Other Guarantees	0.04	0.1	0.05
Past Due Unsecured Amounts	2.35	2.3	2.5
Non-Accrual Loans (2)	3.31	3.11	3.57
Non-Accrual Loans (2) (Excluding Interbank Loans)	3.36	3.12	3.59
Non-Accrual Loans (2) as a Percentage of Loans to the Private Sector	3.31	3.11	3.57
Allowance for Loan Losses as a % of:
Total Loans	3.31	3.49	3.78
Total Loans Excluding Interbank Loans	3.36	3.5	3.79
Total Non-Accrual Loans (2)	100.06	112.41	105.78
Non-Accrual Loans with Guarantees as a Percentage of Non-Accrual Loans (2)	3.91	6.60	4.41
Non-Accrual Loans as a Percentage of Total Past Due Loans	136.15	126.48	136.88
(1)	Before the allowance for loan losses.
(2)

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.

	As od December 31,
	2016	2015	2014
	(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	173	159	117
Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	9	8	6
(1)	Recorded under “Miscellaneous Income”.

Loss Experience

The following tables present the changes in the loss allowance between January 1, 2018 and December 31, 2018:

Total Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2017	2,432	2,359	4,490	-	9,281
Inflation effect	(785)	(762)	(1,449)	-	(2,996)
Movements with P&L Impact	-	-	-	-	-
Transfer from Stage 1 to Stage 2	(153)	153	-	-	-
Transfer from Stage 1 to Stage 3	(54)	-	54	-	-
Transfer from Stage 2 to Stage 1	291	(291)	-	-	-
New Financial Assets Originated or Purchased	1,775	2,350	3,003	-	7,128
Changes in PDs/LGDs/EADs	1,643	1,699	2,201	-	5,543
Changes to model assumptions and methodologies	-	-	-	-	-
Modification of contractual cash flows of financial assets	-	-	-	-	-
Foreign exchange and other movements	(72)	(157)	329	-	100
Other movements with no P&L impact	-	-	-	-	-
Transfers:
Transfer from Stage 1 to Stage 2	-	(330)	330	-	-
Transfer from Stage 2 to Stage 3	-	43	(43)	-	-
Transfer from Stage 3 to Stage 2	10	-	(10)	-	-
Financial assets derecognized during the period	(635)	(1,135)	(5,035)	-	(6,805)
Write-offs	319	585	2,623	-	3,527
Loss allowance as of December 31, 2018	4,771	4,514	6,493	-	15,778
The table below sets forth such information for the fiscal years ended December 31, 2016, 2015 and 2014, which was prepared in accordance with Argentine Banking GAAP.

	Fiscal Year Ended December 31,
	2016	2015	2014
	(in millions of Pesos, except ratios)
Total Loans, Average (1)	111,166	77,832	59,094
Allowance for Loan Losses at Beginning of Period (2)	3,560	2,615	2,129
Changes in the Allowance for Loan Losses During the Period (2)
Provisions Charged to Income	3,389	2,128	2,339
Prior Allowances Reversed	(117)	-	(1)
Charge-Offs (A)	(2,125)	(1,203)	(1,840)
Inflation and Foreign Exchange Effect and Other Adjustments	-	20	(12)
Allowance for Loan Losses at End of Period	4,707	3,560	2,615
Charge to the Income Statement during the Period
Provisions Charged to Income (2)	3,389	2,128	2,339
Direct Charge-Offs, Net of Recoveries (B)	(272)	(226)	(181)
Recoveries of Provisions	(117)	-	(1)
Net Charge (Benefit) to the Income Statement	3,000	1,902	2,157
Ratios (%)
Charge-Offs Net of Recoveries (A+B) to Average Loans (3)	1.67	1.26	2.81
Net Charge to the Income Statement to Average Loans(3)	2.70	2.44	3.65
(1)	Before the allowance for loan losses.
(2)	Includes quotation differences for Galicia Uruguay.
(3)	Charge-offs plus direct charge-offs minus bad debts recovered.

Allocation of the Allowance for Financial Instruments

The following table presents the allocation of our allowance for financial instruments losses among the various loan categories and shows such allowances as a percentage of our total loan and other financing portfolio before deducting the allowance for loan and other financing losses.

Assets Subject to Impairment
Item	Carrying Amount	Loss Allowances	Gross Carrying Amount	Collateral´s Fair Value
Overdrafts	14,431	444	13,987	-
Mortagage Loans	11,793	253	11,540	48,761
Collateral Loans	998	10	988	4,038
Personal Loans	29,145	1,122	28,023	-
Credit Card Loans	113,395	9,406	103,989	-
Financial Leases	2,198	26	2,172	-
Promisory Notes	36,020	422	35,598	-
Pre-financing export loans	69,536	1,643	67,893	-
Others	35,021	2,329	32,692	2,429
Public Securities	14,550	126	14,424	-
Total as of December 31, 2018	327,087	15,781	311,306	55,228

The table below sets forth such information for the fiscal years ended December 31, 2016, 2015 and 2014, which was prepared in accordance with Argentine Banking GAAP.

	As of December 31,
	2016			2015			2014
	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	-	-	-	-	-	-	-	-	-
Local Financial Sector	-	-	1.5	-	-	0.8	-	-	0.3
Non-Financial Private Sector and Residents Abroad
Advances	161	0.1	7.1	157	0.2	8.4	121	0.2	5.8
Promissory Notes	103	0.1	17.8	150	0.2	22.3	94	0.2	23.6
Mortgage Loans	43	-	1.5	33	-	2.1	13	-	2.4
Pledge Loans	3	-	0.5	7	-	0.4	5	-	0.7
Personal Loans	324	0.2	10.8	311	0.3	9.1	299	0.4	10.1
Credit-Card Loans	1,808	1.3	51.2	1,295	1.3	55.2	759	1.1	54
Placements in Correspondent Banks	-	-	0.9	-	-	0.2	-	-	0.3
Other	51	-	8.7	49	-	1.5	19	-	2.8
Unallocated(1)	2,214	1.6	-	1,558	1.5	-	1,305	1.9	-
Total	4,707	3.3	100.0	3,560	3.5	100.0	2,615	3.8	100
(1)

The unallocated reserve consists of the allowances established on the portfolio classified in the “normal situation” category and includes additional reserves in excess of Argentine Central Bank minimum requirements.

Deposits

The following table sets out the composition of our deposits as of December 31, 2018 and 2017 and as of January 1, 2017.

	As of December 31,		As of January 1,
	2018	2017	2017
	(in millions of Pesos)
Deposits in pesos
Checking Accounts	39,854	48,899	51,554
Savings Accounts	61,129	61,069	47,850
Time Deposits	89,205	78,140	79,112
Time Deposits UVA	1,985	889	153
Other Deposits (1)	1,273	1,308	2,781
Plus: Accrued Interest, Quotation Differences Adjustment	3,984	2,107	1,624
Total Deposits in pesos	197,430	192,412	183,074
Deposits in foreign currency
Savings Accounts	137,762	87,182	50,027
Time Deposits	24,064	16,163	12,356
Other Deposits (1)	793	587	31,606
Plus: Accrued Interest, Quotation Differences Adjustment	48	24	15
Total Deposits in foreign currency	162,667	103,956	94,004
Total Deposits	360,097	296,368	277,078
(1)	Includes other deposits originated by Decree No.616/05, reprogrammed deposits under judicial proceedings and other demand deposits.

In 2018, our consolidated deposits increased 22% mainly as a result of a Ps.11,065 million increase in time deposits in Pesos and a Ps.50,580 million increase in foreign currency savings accounts. These increases were mainly due to deposits received by Banco Galicia.

In 2017, our consolidated deposits increased 7% mainly as a result of a Ps.13,219 million increase in deposits in saving accounts and a Ps.37,155 million increase in foreign currency savings accounts. These increases were mainly due to deposits received by Banco Galicia. For more information, see Item 5. “Operating and Financial Review and Prospects” – A.“Operating Results”- “Funding”.

The following table provides a breakdown of our consolidated deposits by contractual term and currency of denomination as of December 31, 2018.

	December 31,
	2018
	Within 3 Months	After 3 Months but Within 3 Months	After 6 Months but Within 12 Months	1 year	After 1 but Within 5 years	Total
	(in millions of Pesos, except percentages)
Deposits in pesos
Savings Accounts	61,144	—	—	61,144	—	61,144
Checking Accounts	40,653	—	—	40,653	—	40,653
Time Deposits	85,919	2,445	1,873	90,237	23	90,260
Total deposits in pesos	187,716	2,445	1,873	192,034	23	192,057
Deposits in pesos + UVA adjustment				—		—
Savings Accounts	543	—	—		543	543
Time Deposits	1,671	241	72	1,984	1	1,985
Total deposits in pesos + UVA adjustment	2,214	241	72	2,527	544	2,528
Deposits in foreign currency				—		—
Savings Accounts	101,169	—	—	101,169	—	101,169
Checking Accounts	37,433	—	—	37,433	—	37,433
Time Deposits	21,978	1,756	301	24,035	30	24,065
Total deposits in foreign currency	160,580	1,756	301	162,637	30	162,667
Total deposits	350,510	4,442	2,246	357,198	54	357,252
Savings Accounts	162,856	—	—	162,856		162,856
Checking Accounts	78,086	—	—	78,086	—	78,086
Time Deposits	109,568	4,442	2,246	116,256	54	116,310
(1)	Only principal. Excludes the UVA adjustment.

The chart above shows that the highest concentration of maturities for time deposits was in the period of up to 89 days, representing 94% of total time deposits. As of December 31, 2018, the average term for the raising of non-adjusted Peso-denominated time deposits was 45 days, for UVA-adjusted deposits the average term was 221 days and for those in foreign currency the term was about 43 days. Foreign currency-denominated deposits, equal to Ps.162, 667 million, represented 46% of total deposits.

The table below sets forth such information for the fiscal year ended December 31, 2016, which was prepared in accordance with Argentine Banking GAAP.

As of December 31,
2016
(in millions of Pesos)
Checking Accounts and Other Demand Deposits	27,973
Savings Accounts	53,779
Time Deposits	49,876
Other Deposits (1)	19,145
Plus: Accrued Interest, Quotation Differences and UVA Adjustment	915
Total Deposits	151,688
(1)

Includes among other, deposits originated by Decree No. 616/05, Reprogrammed Deposits under judicial proceedings and other demand deposits. In 2016, includes mainly deposits related to the Tax Amnesty Law.

The following table provides information about the maturity of our outstanding time deposits exceeding US$100,000, as of December 31, 2018.

December 31,
2018
(in millions of Pesos)
Deposits over US$100,000
Time Deposits
Within 30 Days	11,451
After 31 Days but Within 59 Days	13,978
After 60 Days but Within 89 Days	5,105
After 90 Days but Within 179 Days	4,762
After 180 Days but Within 365 Days	6,541
After 365 Days	1,305
Total Outstanding Time Deposits Exceeding US$100.000 (1)	43,142
(1)	Only principal.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the periods indicated.

	As of December 31,
	2018	2017
	(in millions of Pesos, except percentages)
(Loss) / Income for the Year Attributable to GFG	(3,466)	6,794
Total Assets	569,692	489,641
Shareholders’ Equity Attributable to GFG	60,125	64,525
Net Income as a Percentage of:
Total Assets	(0.61)	1.39
Shareholders’ Equity Attributable to GFG	(5.76)	10.53
Declared Cash Dividends	2,000	1,617
Dividend Payout Ratio	(0.58)	0.24
Shareholders’ Equity Attributable to GFG as a Percentage of Total Assets	10.55	13.18

The table below sets forth such information for the fiscal years ended December 31, 2016 and 2015, which was prepared in accordance with Argentine Banking GAAP.

	Fiscal Year Ended December 31,
	2016	2015
	(in millions of Pesos, except percentages)
Net Income	6,018	4,338
Average Total Assets	184,395	122,684
Average Shareholders’ Equity	17,178	12,205
Shareholders’ Equity at End of the Period	20,353	14,485
Net Income as a Percentage of:
Average Total Assets	3.48	3.83
Average Shareholders’ Equity	35.03	35.54
Declared Cash Dividends	240	150
Dividend Payout Ratio	3.99	3.46
Average Shareholders’ Equity as a Percentage of Average Total Assets	9.32	9.95
Shareholders’ Equity at the End of the Period as a Percentage of Average Total Assets	11.04	11.81

Short-Term Borrowings

Our short-term borrowings include all of our borrowings (including repurchase agreement transactions, debt securities and notes) with a contractual maturity of less than one year, owed to foreign or domestic financial institutions or holders of notes.

	As of December 31,		As of January 1,
	2018	2017	2017
	(in millions of Pesos)
Short-Term Borrowings
Argentine Central Bank	29	22	24
Other Domestic Financial Institutions and International Banks
Credit Lines from Domestic Financial Institutions	2,744	290	2,108
International Banks and Credit Agencies	7,523	6,101	3,808
Repurchase Transactions	1,943	1,671	3,033
Total short-term borrowings	12,239	8,084	8,973

As of December 31, 2018, our short-term borrowings consisted of (i) credit lines from the Argentine Central Bank, which represented 0.2% of our short-term borrowings; (ii) credit lines from domestic financial institutions (other than the Argentine Central Bank) and international banks, which represented 84% of our short term borrowings and repurchase agreements, which represented 16% of our short-term borrowings.

The table below shows such information for the fiscal years ended December 31, 2016 and 2015, which was prepared in accordance with Argentine GAAP.

	As of December 31,
	2016	2015
	(in millions of Pesos)
Short-Term Borrowings
Argentine Central Bank	13	7
Other Banks and International Entities
Credit Lines from Domestic Banks	1,609	553
Credit Lines from Foreign Banks	2,067	1,107
Notes	-	-
Repurchase	1,646	-
Total	5,335	1,667

We also borrow funds under various credit arrangements with domestic and foreign banks and /or lending agencies, which is reflected in the following table:

	As of December 31,		As of January 1,
	2018	2017	2017
	(in millions of Pesos)
International Banks and Credit Agencies
Prefinancing of exports	5,274	5,651	3,799
Export and Import Operations	2,249	450	9
Total Banks and Credit Agencies	7,523	6,101	3,808
Domestic Financial Institutions			—
Call	804	89	304
Tarjetas Regionales Credit Line	1,940	201	1,804
Total Domestic Financial Institutions	2,744	290	2,108
Total Domestic Financial Institutions and International Banks	10,267	6,391	5,916

The table below shows such information for the fiscal years ended December 31, 2016 and 2015, which was prepared in accordance with Argentine GAAP.

	As of December 31,
	2016	2015
	(in millions of Pesos)
Banks and International Entities
Contractual Short-term Liabilities	-	-
Other Lines from Foreign Banks	2,067	1,107
Total Banks and International Entities	2,067	1,107
Domestic and Financial Institutions
Contractual Short-term Liabilities	-	-
Other Lines from Credit from Domestic Banks	1,609	553
Total Domestic and Financial Institutions	1,609	553
Total	3,676	1,660

The following table sets forth the items listed below for our significant short-term borrowings for the fiscal years ended December 31, 2018, December 31, 2017 and as of January 1, 2017:

•	the weighted-average interest rate at year-end,
•	the maximum balance recorded at the monthly closing dates of the periods,
•	the average balances for each period calculated on a daily basis, and
•	the weighted-average interest rate for each period.

	As of December 31,		As of January 1,
	2018	2017	2017
	(in millions of Pesos, except percentages)
Argentine Central Bank
Weighted-average Interest Rate at End of Period	—%	—%	—%
Maximum Balance Recorded at the Monthly Closing Dates	32	41	36
Average Balances for Each Period	24	24	11
Weighted-average Interest Rate for the Period	—%	—%	—%
Credit Lines from Domestic Banks			—
Weighted-average Interest Rate at End of Period	36.1%	26.8%	27%
Maximum Balance Recorded at the Monthly Closing Dates	3,231	3,095	1,369
Average Balances for Each Period	1,994	1,145	945
Weighted-average Interest Rate for the Period	46.1%	26.2%	32%
Credit Lines from Foreign Banks			—
Weighted-average Interest Rate at End of Period	2.9%	2.7%	3%
Maximum Balance Recorded at the Monthly Closing Dates	16,778	6,101	2,099
Average Balances for Each Period	10,043	4,176	1,517
Weighted-average Interest Rate for the Period	3%	3%	3%
Repurchases with Domestic Banks			—
Weighted-average Interest Rate at End of Period	50%	27%	3%
Maximum Balance Recorded at the Monthly Closing Dates	953	8,197	1,646
Average Balances for Each Period	403	1,438	317
Weighted-average Interest Rate for the Period	27%	26%	28.9%
Repurchases with Domestic Banks			—%
Weighted-average Interest Rate at End of Period	4%	—%	—%
Maximum Balance Recorded at the Monthly Closing Dates	3,156%	—%	—%
Average Balances for Each Period	1,466%	—%	—%
Weighted-average Interest Rate for the Period	3%	—%	—%

The table below shows such information for the fiscal years ended December 31, 2016 and 2015, which was prepared in accordance with Argentine GAAP.

	As of December 31,
	2016	2015
	(in millions of Pesos, except percentages)
Argentine Central Bank
Weighted-average Interest Rate at End of Period	-%	-%
Maximum Balance Recorded at the Monthly Closing Dates	35	39
Average Balances for Each Period	11	6
Weighted-average Interest Rate for the Period	-%	-%
Credit Lines from Domestic Banks
Weighted-average Interest Rate at End of Period	26.5%	29.1%
Maximum Balance Recorded at the Monthly Closing Dates	1,609	1,282
Average Balances for Each Period	1,005	757
Weighted-average Interest Rate for the Period	31.4%	26.6%
Credit Lines from Foreign Banks
Weighted-average Interest Rate at End of Period	2.6%	3.5%
Maximum Balance Recorded at the Monthly Closing Dates	2,083	1,579
Average Balances for Each Period	1,429	974
Weighted-average Interest Rate for the Period	3.0%	2.9%
Repurchases with Domestic Banks
Weighted-average Interest Rate at End of Period	25.7%	-%
Maximum Balance Recorded at the Monthly Closing Dates	1,646	140
Average Balances for Each Period	300	176
Weighted-average Interest Rate for the Period	28.9%	23.8%
Notes
Weighted-average Interest Rate at End of Period	-%	-%
Maximum Balance Recorded at the Monthly Closing Dates	-	1,024
Average Balances for Each Period	-	619
Weighted-average Interest Rate for the Period	-%	25.8%

Regulatory Capital

Grupo Financiero Galicia

Grupo Financiero Galicia and its subsidiaries are regulated by the Argentine General Corporations Law. Section 186 of the General Corporations Law establishes the minimum capital amount of a corporation at Ps.100,000.

Grupo Financiero Galicia’s capital adequacy is not regulated by the Argentine Central Bank, however Grupo Financiero Galicia is required to comply with the minimum capital requirement established by the General Corporations Law. On October 8, 2012, through Decree No.1331/12, such amount was established as Ps.100,000.

Banco Galicia

With respect to regulatory capital, Banco Galicia must comply with the regulations set forth by the Argentine Central Bank. These regulations are based on the Basel Committee methodology, which provides the minimum capital requirements for financial institutions to cover the different risks inherent to its business activity and assets,such as credit risk, generated both by exposure to the private sector and to the public sector; operational risk (generated by the losses resulting from the non-adjustment or failures of internal processes) and market risk  (generated by positions in securities and in foreign currency).

Computable capital is divided as follows:

•

Computable regulatory capital is divided into Basic Shareholders’ Equity (Tier I Capital) and Supplementary Shareholders’ Equity (Tier II Capital). Deductible Items start to be mainly part of the Basic Shareholders’ Equity.

•	Intangible assets and deferred tax asset credit balances should be deducted from the calculation of computable capital.
•	Results for the period are part of the Basic Shareholders’ Equity (Income: 100% of audited results, 50% of unaudited results; Losses: 100%).
•

Supplementary Shareholders’ Equity includes 100% of the allowance for the portfolio in normal situation and for subordinated notes, with respect to which, as from each of the last five years of each issuance term, the computable amount shall be reduced by 20% of the face value issued.

The following percentages apply in determining minimum capital requirements:

•	Loans in Pesos to the Non-financial Public Sector: 0%.
•	Property, Plant and Equipment and Miscellaneous Assets: 8%.
•	Family Mortgage Loans: 35% over the 8%, if the amount does not exceed 75% of the asset value.
•	Retail Portfolio: 75% over 8%.

The capital required for credit risk is calculated based on the balances as of the last day of each month. Computable capital is computed for the same month of the minimum capital requirement.

Minimum capital requirements must be met by the Bank, not only on an individual basis, but also on a consolidated basis with its significant subsidiaries.

The following table sets forth the capital required in accordance with the Argentine Central Bank regulations in force for each period indicated below.

	December 31,		As of January 1,
	2018	2017	2017
	(in millions of Pesos, except percentages)
Minimum capital required (A)
Allocated to Credit Risk	22,171	1,126	554
Allocated to Market Risk	969	2,655	2,008
Allocated to Operational Risk	4,023	18,195	12,453
Total minimum capital required (A)	27,163	21,976	15,015
Computable Capital (B)
Tier I	36,584	6,582	5,245
Tier II	12,745	22,803	17,762
Total computable capital (B)	49,329	29,385	23,007
Excess over Required Capital (B)-(A)(1)	22,166	7,409	7,992
Risk assets	325,853	221,472	144,822
Ratios (%)
Equity / Total assets	8.60	13.32	10.14
Excess / Minimum capital required	81.60	25.33	42.63
Total Capital Ratio(2)	15.14	10.30	12.26
Tier I Capital Ratio	11.23	7.32	8.64

In accordance with Argentine Central Bank rules applicable at each date

(1)

Excess over required capital includes the 0.25% increase stemming from the additional requirement related to the Bank serving in the role of custodian of titles and representative of investments of the Fondo de Garantía y Sustentabilidad del Sistema Integrado Previsional Argentino.

(2)	Total computable capital / risk weighted assets credit and market risks.

As of December 31, 2018, the Bank’s computable capital exceeded the minimum capital requirement by Ps.22,166 million (or 81.60%). The minimum capital requirement was Ps.27,163 million for 2018. As of December 31, 2017, the Bank’s computable capital exceeded the minimum capital requirement by Ps.4,608 million (or 25.33%).

The minimum capital requirement increased by Ps.5,187 million for the year ended December 31, 2018 as compared to December 31, 2017, mainly due to an increase related to financing balances in an amount equal to Ps.21,045 million and operational risk in an amount equal to Ps.14,172 million.

Computable capital increased by Ps.19,944 million as compared to December 31, 2017, due to an increase of Ps.30,002 million in Tier I Common Capital, primarily as a result of the capital increase consummated by Grupo Galicia and the increase in net income for the year, partially offset by deductions of capital.

Tier II Common Capital increased by Ps.10,058 million as a result of the impact of the exchange rate increase on the outstanding balance of subordinated notes issued in July 2016 for an aggregate principal amount of US$250 million and the increase in the allowance for loan losses on current loan portfolios.

Regional Credit Card Companies

Since the Regional Credit Card Companies are not financial institutions, their capital adequacy is not regulated by the Argentine Central Bank. The Regional Credit Card Companies have to comply with the minimum capital requirement established by the Corporations Law, which was Ps.100,000.

Minimum Capital Requirements of Insurance Companies

The insurance companies controlled by Sudamericana must meet the minimum capital requirements set by General Resolution No.39,957 of the National Insurance Superintendency. This resolution requires insurance companies to maintain a minimum capital level equivalent to the highest of the amounts calculated as follows:

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

(b)

By premiums and additional fees: to use this method, Sudamericana must calculate the sum of the premiums issued and additional fees earned in the last 12 months. Based on the total, Sudamericana must calculate 16% of such amount. Finally, it must adjust the total by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

(c)

By claims: to use this method, Sudamericana must calculate the sum of gross claims paid during the 36 months prior to the end of the period under analysis. To that amount, it must add the difference between the balance of unpaid claims as of the end of the period under analysis and the balance of unpaid claims as of the 36th month prior to the end of the period under analysis. The resulting figure must be divided by three. Then Sudamericana must calculate 23%. The resulting figure must be adjusted by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

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

As of December 31, 2018, the computable capital of the companies controlled by Sudamericana exceeded the minimum requirement of Ps.656 million by Ps.263 million.

Sudamericana also owns Galicia Broker, a company dedicated to brokerage in different lines of insurance that is regulated by the guidelines of the Corporations Law, which provided for a minimum capital requirement of Ps.100,000.

Government Regulation

General

All companies operating in Argentina must be registered with the Argentine Public Registry of Commerce. In addition, any company with publicly issued equity or debt securities is subject to the rules and regulation of the CNV. Further, financial institutions, such as Grupo Financiero Galicia and Banco Galicia, are subject to Argentine Central Bank regulations. As companies listed in Argentina, Grupo Financiero Galicia and Banco Galicia must comply with the disclosure, reporting, governance and other rules applicable to such companies in the markets in which they are listed and those of regulators in the countries in which they are listed, including the Capital Markets Law (as amended by the Productive Financing Law No. 27,400 and including Decree No. 471/2018), Law No.20,643, the Decrees No.659/1974 and No.2220/1980 (as amended by Decree No. 572/1996), and CNV’s General Resolution No.622/2013 (as amended and/or supplemented, the “CNV Rules”).

In their capacity as public issuers of securities, Grupo Financiero Galicia and Banco Galicia are subject to the aforementioned rules. Since Grupo Financiero Galicia has publicly listed American Depository Shares (or “ADSs”) in the United States, it is also subject to the reporting requirements of the United States Securities and Exchange Act of 1934 (the “Exchange Act”) for foreign private issuers and to the provisions applicable to foreign private issuers under the Sarbanes Oxley Act. See Item 9. “The Offer and Listing”.

Banco Galicia’s operating subsidiaries are also subject to the following laws: Law No.25,156, as amended, including Law No.27,442 (the Competition Defense Law or, in Spanish “Ley de Defensa de la Competencia”), the Emergency Decree No. 274/2019 that repeals the Fair Business Practice Law (No. 22,802) and Law No.24,240, as amended (the Consumer Protection Law or, in Spanish “Ley de Protección del Consumidor”).

As a financial services holding company, we do not have a specific institution that regulates our activities. Our banking and insurance subsidiaries are regulated by different regulatory entities. The Argentine Central Bank is the main regulatory and supervising entity for Banco Galicia.

The banking industry is highly regulated in Argentina. Banking activities in Argentina are regulated by Law No.21,526, as amended (the “FIL”), which places the supervision and control of the Argentine banking system in the hands of the Argentine Central Bank. The Argentine Central Bank regulates all aspects of financial activity. See “Argentine Banking Regulation” below.

Banco Galicia and our insurance subsidiaries are subject to Law No.25,246 which was passed on April 13, 2000 (as amended, among others, by Laws No.26,087, 26,119, 26,683, 26,734, and 27,446 together to which we refer to as the Anti-Money Laundering Law), which provides for an anti-money laundering framework in Argentina, including Laws No.26,268 and 27,304, which amend Law No.25,246 to include activities associated with terrorism and Law No. 27,401, which provides for the criminal liability of corporate entities upon their direct or indirect execution of prohibited activities. Furthermore, the Anti-Money Laundering Law created the Financial Information Unit (Unidad de Información Financiera), which established an administrative criminal system, compliance monitoring and the ability to impose sanctions.

Sudamericana’s insurance subsidiaries are regulated by the National Insurance Superintendency and Laws No.17,418, as amended and modified by Law No.20,091. Galicia Broker is regulated by the National Insurance Superintendency, through Law No.22,400.

The Regional Credit Card Companies and the credit card activities of Banco Galicia are regulated by Law No.25,065, as amended, including but not limited to Law No.27.444 (the “Credit Card Law”). Both the Argentine Central Bank and the Undersecretary of Domestic Trade have issued regulations to, among other things, enforce public disclosure of companies’ pricing (fees, interest rates, and advertising) in order to ensure consumer awareness of such pricing. See “Credit Cards Regulation”.

Net Investment is regulated by the Corporations Law, as previously noted, and is not regulated by any specific regulatory agency. Galicia Warrants is regulated by Law No.9,643 as amended.

On January 6, 2002, the Argentine Congress enacted Law No.25,561 (as amended and supplemented, the “Public Emergency Law” or in Spanish “Ley de Emergencia Pública”), which, together with various decrees and Argentine Central Bank rules, provided for the principal measures with which to manage the 2001-2002 financial crisis, including Asymmetric Pesification and eliminating the requirement that the Central Bank’s reserves in gold, foreign currency and foreign currency denominated debt be at all times equivalent to 100% of the monetary base, among others. The Argentine Government did not extend the term of the Public Emergency Law that was previously extended on an annual basis. On December 14, 2016, the Argentine Congress enacted Law No. 27,345, which extended the state of emergency on social matters until December 31, 2019.

Foreign Exchange Market

In January 2002, through the Public Emergency Law, Argentina declared a public emergency situation in respect of its social, economic, administrative, financial and foreign exchange matters and authorized the Argentine Executive Branch to establish a system to determine the foreign exchange rate between the Argentine Peso and foreign currencies and to issue foreign exchange-related rules and regulations. Within this context, on February 8, 2002, through Decree No.260/2002, the Argentine Executive Branch established (i) a single and free-floating foreign exchange market (a “MULC”, or “Mercado Único y Libre de Cambios”) through which all foreign exchange transactions in a foreign currency must be conducted, and (ii) that foreign exchange transactions in a foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among the contracting parties, subject to the requirements and regulations imposed by the Argentine Central Bank.

On June 9, 2005, through Decree No.616/2005, the Argentine Executive Branch mandated that inflows of funds into the MULC arising from foreign debt incurred by residents (subject to certain exceptions) and all inflows of funds of non-residents channeled through the MULC for certain concepts were required to be credited into a local account and maintained for a “Minimum Stay Period”, requiring a mandatory deposit for 30% of the amount of the transaction for a period of 365 calendar days. Such requirements were eliminated by the Macri administration.

As a result of the new policies, on December 28, 2015 the Argentine Central Bank issued Communication “A” 5861 and Communication “A” 5864 which specifically abrogated both Communication “A” 4864 and Communication “A” 4882. On December 29, 2015, the CNV issued Resolution No.651, which abrogated the prior CNV regulations that complemented the restrictions issued by Communication “A” 4864 and “A” 4882.

In February 2017, the former Ministry of Economy and Public Finance (Ex Ministerio de Hacienda y Finanzas Públicas) issued Resolution No.1/2017, which reduced the “Minimum Stay Period” described above to zero days.

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

Taking into account the above, as of December 31, 2017, an Argentine resident investor must comply with this reporting regime only if the value of its investments abroad reaches or exceeds the equivalent of US$1,000,000 (based on the net value of its total external assets and liabilities during the previous calendar year or the balance of holdings of external assets and liabilities at the end of the previous calendar year). If the value of such resident investor’s investments is less than the equivalent of US$1,000,000, compliance with such reporting regime is optional. Further, if the value of such resident investor’s investments abroad reaches or exceeds the equivalent of US$1,000,000, but does not exceed the equivalent of US$50,000,000, the reporting regime must only be complied with on an annual basis.

Foreign Exchange Criminal Regime

Exchange operations can only be carried out through the entities authorized for such purposes by the Argentine Central Bank. As such, any exchange operation that does not comply with the provisions of the applicable regulations will be subject to the Foreign Exchange Criminal Regime, which provides sanctions such as the imposition of fines of up to ten times the amount of the operation in breach and imprisonment in certain instances. The Criminal Exchange Regime is regulated by Law No.19,359 and Argentine Central Bank regulations.

These rules do not prevent the application of any other applicable law for the prevention of money laundering, terrorist financing and other illegal activities.

Compensation to Financial Institutions

For the Asymmetric Pesification and its Consequences

Decree No.214/02 provided for compensation to financial institutions, for (i) losses caused by the mandatory conversion into Pesos of most of their liabilities at the Ps.1.40 per US$1.00 exchange rate (which was greater than the Ps.1 per US$1.00 exchange rate established for the conversion into Pesos of their Foreign currency-denominated assets), through the delivery of a Peso-denominated Compensatory Bond issued by the Argentine government; and (ii) the currency mismatch left on financial institutions’ balance sheets after the compulsory pesification (conversion into pesos) of certain assets and liabilities, through the conversion of the abovementioned Peso-denominated Compensatory Bond into a Foreign currency-denominated Compensatory Bond, which was achieved by the purchase of a Foreign currency-denominated Hedge Bond. For such purpose, the Argentine government established the issuance of a Foreign currency-denominated bond bearing Libor and maturing in 2012 (Boden 2012 Bonds).

The compensation procedure applicable to Banco Galicia, under the terms of Decree No.214/02, was completed in April 2007.

For Differences Related to Amparo Claims

As a result of the provisions of Decree No.1,570/01, the Public Emergency Law, Decree No.214/02 and concurrent regulations, and as a result of the restrictions on cash withdrawals and of the issuance of measures that established the pesification and restructuring of foreign-currency deposits since December 2001, a significant number of claims have been filed against the Argentine government and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. Most courts have declared the emergency regulations unconstitutional.

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

Banco Galicia has complied with Argentine Central Bank regulations concerning the amortization of amparo claims. However, Banco Galicia reserves the right to make claims in view of the negative effect on its financial condition caused by compliance with court orders, in excess of the provisions of the above-mentioned regulations. On December 30, 2003, Banco Galicia formally requested from the executive branch of the Government, with a copy of such request sent to the former Argentine Ministry of Economy and to the Argentine Central Bank, the payment of due compensation for the losses incurred in connection with Asymmetric Pesification.

In June 2014, through Resolution No.365, the former Ministry of the Economy and Public Finance rejected an administrative claim filed by Banco Galicia. Before the due date set for said action, the Bank’s Board of Directors decided not to pursue further legal action with respect to such claim.

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

Current regulations equally regulate Argentine and foreign-owned banks.

Principal Regulatory Changes since 2002

On January 6, 2002, the Argentine government enacted the Public Emergency Law, as amended and supplemented, to address the 2001-2002 economic crisis in its social, economic, administrative, financial and foreign exchange matters. The principal measures taken by the Argentine government during 2002, both through the enactment of the Public Emergency Law and a series of decrees and other regulations, include the following: (i) the ratification of the suspension of payments on most public debt, with the exception of debts owed to multilateral lending agencies; (ii) the repeal of sections of the Convertibility Law (Ley de Convertibilidad) that established, since 1991, a one to one parity between the Peso and the Dollar, the devaluation of the Peso, and an exchange rate fluctuation regime, which domestically resulted in a decrease in the value of the Peso against the Dollar of around 240% during 2002; (iii) the amplification of exchange controls and restrictions on transfers abroad, which measures began to be eased towards the end of 2002; (iv) the ratification and extension of the restrictions on cash withdrawals from bank deposits that were established in December 2001 (the “corralito”), and later lifted in December 2002; (v) Asymmetric Pesification, the specific details of which are as follows: (a) foreign currency-denominated debts of individuals and companies with financial institutions were converted into debt denominated in Pesos at an exchange rate of Ps.1.00 per US$1.00 (1:1), (b) foreign currency-denominated public sector debt to the financial sector were converted into Peso-denominated debt instruments at an exchange rate of Ps.1.40 per US$1.00 (1.40:1), and (c) foreign currency-denominated bank deposits were converted into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per US$1.00 (1.40:1), while foreign regulated public sector debt held by banks and companies remained denominated in foreign currencies; (vi) the modification of the return on assets and cost of liabilities “pesified” at the rate of Ps.1.40 per US$1.00 through the establishment of maximum and minimum interest rates and capital adjustments in accordance with retail price or wage change indices; (vii) the extension of the maturities of Peso-denominated time deposits and deposits originally denominated in foreign currency, above a certain amount, which established a payment schedule with maturities in 2003 or 2005, depending on whether the deposits were originally made in Pesos or Dollars (the “corralón”); (viii) the voluntary exchange of corralito or corralón deposits for Argentine government bonds (through Decree No.739/03, dated April 1, 2003, the corralón was eliminated); (ix) the amendment of the charter of the Argentine Central Bank (see “General” above); and (x) the compensation to financial institutions, through bonds issued by the Argentine government for the losses caused by asymmetric pesification. The executive branch of the Argentine government and the Argentine Central Bank have provided a set of rules for determining the amount of compensation for losses related to asymmetric pesification, although certain financial entities claim that the compensation established by such rules is not adequate to cover the losses that they have experienced.

The application of the Public Emergency Law was extended on annual basis until November 4, 2015, when the Argentine Congress extended the validity of the Public Emergency Law until December 31, 2017. On December 14, 2016, the Argentine Congress enacted Law No. 27,345, which extended the state of emergency until December 31, 2019.

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

Financial institutions operating in Argentina have been subject to the supervision of the Argentine Central Bank on a consolidated basis since 1994. Information regarding “Limitations on Types of Business”, “Capital Adequacy Requirements”, “Lending Limits”, and “Loan Classification System and Loan Loss Provisions” related to a bank’s loan portfolio is calculated on a consolidated basis. However, regulations relating to a bank’s deposits are not based on consolidated information, but on such bank’s deposits in Argentina (for example, liquidity requirements and contributions to the deposit insurance system).

Examination by the Argentine Central Bank

The Argentine Central Bank began to rate financial institutions based on the “CAMEL” quality rating system in 1994. Each letter of the CAMEL system corresponds to an area of the operations of each bank being rated, with: “C” standing for capital, “A” for assets, “M” for management, “E” for earnings, and “L” for liquidity. Each factor is evaluated and rated on a scale from one to five, with one being the highest rating an entity can receive. The Argentine Central Bank modified the supervision system in September of 2000. The objectives and basic methodology of the new system, referred to as “CAMELBIG,” do not differ substantially from the CAMEL system. The components were redefined in order to evaluate business risks separately from management risks. The components used to rate the business risks are: capital, assets, market, earnings, liquidity and business. The components to rate management risks are: internal control and the quality of management. By combining the individual factors under evaluation, a combined index can be populated that represents the final rating for the financial institution.

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

Notwithstanding the foregoing, the regulatory capital of commercial banks acting as custodians of securities representing investments of the Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino must be equal to or exceed the greater of Ps.400 million or an amount equivalent to 1% of the total book value of the securities in custody.

In order to verify compliance with the minimum capital requirements, the Argentine Central Bank considers the computable regulatory capital (“RPC”) of a particular entity (i.e., capital that the entities actually have). Pursuant to the Argentine Central Bank’s regulations, a bank’s RPC is the sum of the minimum core capital (Tier I capital) and supplementary capital (Tier II capital), minus certain deductible concepts. The Argentine Central Bank considered Basel III requirements in order to regulate the RPC (and listed the assets included in each Tier as well the deductible concepts in accordance with such rules).

According to the Argentine Central Bank’s regulations, any financial institution operating with an RPC under the minimum capital requirements must: (i) pay-in the correspondent amount within the following two months from the month in which it fails to comply with the requirement, or (ii) submit to the Superintendency a regularization and reorganization plan within the following 30 calendar days counted as from the last day of the month in which it fails to comply with the requirement. The Superintendency may appoint a supervisor and impose restrictions on distribution of dividends, among other actions, when non-compliance with the RPC requirements occurs or any warning from the Superintendency is received.

In addition, any financial institution operating under the daily integration of the minimum capital requirement related to market risk (when such failure is caused by the requirements established to guard against interest rate risk, foreign exchange risk or equity price risk), must pay-in the corresponding amount necessary to comply with the requirements and/or reduce its asset position until the applicable requirement is complied with, within a term of ten business days counted from the first failure to comply with the requirements. In case the non-compliance situation remains after such term has elapsed, the entity must submit to the Superintendency a regularization and reorganization plan within the following five days.

Legal Reserve

The Argentine Central Bank and FIL rules, requires that every year banks allocate to a legal reserve a percentage of their net profits established by the Argentine Central Bank, which currently amounts to 20% of their yearly income. Such reserve may only be used during periods in which such financial institution has incurred losses and has exhausted all other reserves. Distribution of dividends will not be allowed if the legal reserve is not met.

Profit Distribution

In accordance with Communications “A” 5827 (as amended), “A” 6464 (as amended) and “A” 6304 (as amended), financial institutions profit distribution (the concept under which a payment of dividends is included) must be authorized by the Superintendency. The Superintendency is entitled to intervene to verify the correct application of the procedures and regulations with respect to dividends issued by the Argentine Central Bank.

The Argentine Central Bank sets rules for the conditions under which financial institutions can make distributions of profits. Argentine Central Bank regulations require that 20% of a company’s profits, subject to certain adjustments, be allocated to legal reserves.

This requirement applies regardless of a company’s ratio of legal reserves to capital stock.

In addition to the foregoing, Argentine Central Bank regulations regarding profit distributions provide that profits can be distributed so long as a company’s results of operations are positive after deducting for require legal reserves, the difference between the carrying amount and the fair market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at fair market price, and the amounts capitalized for legal proceedings related to deposits and any unrecorded adjustments required by external auditors or the Argentine Central Bank. Furthermore, companies must also comply with capital adequacy rules, which set forth minimum capital requirements and required regulatory capital.

Effective as of January 2016, all Argentine financial institutions are also required to maintain capital in an additional capital reserve equal to 3.5% of risk-weighted assets, which is required to be comprised of only of Tier I Common Capital, net of deductible items. Profit distributions shall be restricted when a financial institution does not have the required computable regulatory capital as set forth above.

The prior authorization of the Argentine Regulatory Agency of Financial and Foreign Exchange Institutions is not be required for profit distributions, unless a financial institution does not have the required computable regulatory capital. Such restriction shall remain in effect until March 31, 2020.

Profits, if any, resulting from the first-time application of IFRS may not be distributed. Any such profits are required to be appropriated to a special reserve recorded under equity, which may only be released for capitalization purposes, or to otherwise to offset potential losses.

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

According to Communication “A” 6341 (as modified and complemented), the percentages of minimum cash requirements applicable in accordance with Argentine Central Bank rules, are as follows:

•	Demand deposits:
•	Peso-denominated checking accounts and savings accounts: 44%.
•	Savings accounts denominated in foreign currency: 25%.
•	Fixed term deposits:
•	Peso-denominated: (i) up to 29 days, 38%; (ii) 30 to 59 days, 34%; (iii) 60 to 89 days, 9%; (iv) 90 to 179 days, 1% and (v) 180 days or more, 0%.
•	Foreign currency-denominated: (i) up to 29 days, 23%; (ii) 30 to 59 days, 17%; (iii) 60 to 89 days, 11%; (iv) 90 to 179 days, 5%; (v) 180 to 365 days, 2% and (vi) more than 365 days, 0%.
•	Fixed term deposits adjusted by UVA/UVI (by remaining maturity):
•	(i) up to 29 days, 7%; (ii) from 30 to 59 days, 5%; (iii) from 60 to 89 days, 3%; (iv) 90 or more days, 0%.

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

Limitations on Types of Business

In accordance with the provisions of the FIL, commercial banks are authorized to carry out all activities and operations which are not strictly prohibited by law or by the Argentine Central Bank regulations. Permitted activities include the capacity to: grant and receive loans; receive deposits from the general public in local and foreign currency; secure its customers’ debts; acquire, place and trade with shares and debt securities in the Argentine over-the-counter market (subject to prior approval of the CNV, if applicable); carry out operations in foreign currencies; act as trustee in financial trusts; and issue credit cards.

In order to calculate the legal reserves requirements for liquidity purposes described above, it is not necessary to deduct the capital stock allocated to foreign branches from a bank’s shareholders’ equity.

Pursuant to the Argentine Central Bank’s regulations, financial institutions are not allowed to hold more than a 12.5% interest (or more than a specific percentage of the financial institution’s adjusted shareholders’ equity) in the outstanding capital of a company which does not provide services complementary to those offered by financial institutions. The Argentine Central Bank determines which services are complementary to those provided by financial institutions. To date has been determined that such services mainly include those offered in connection with stock brokerage, the issuance of credit, debit or similar cards, financial intermediation in leasing and factoring transactions.

Non-banking financial institutions are not allowed to provide certain services and activities, such as opening checking accounts, among other activities.

Capitalization of Debt Instruments

Communication “A” 6304 (as amended) of the Argentine Central Bank provides that all regulations related to capital increases must be cash contributions. However, the regulation establishes that subject to the prior authorization of the Superintendency, the following instruments are allowed as capital contributions: (i) securities issued by the Argentine government, (ii) debt instruments issued by the Argentine Central Bank, and (iii) a financial institution’s deposits and other liabilities resulting from its financial brokerage activities, including subordinated obligations. With respect to instruments (i) and (ii), the contributions must be recorded at their market value. It is understood that an instrument has a market value when it is regularly listed on regulated local or foreign stock markets and traded on such markets in such amounts that the liquidation of such instruments does not significantly affect the listing price of such instruments. With respect to clause (iii) above, contributions must be recorded at their market value, as defined in the previous sentence or, in the case of financial institutions that publicly offer their stock, at the price determined by the applicable regulatory authority. If the aforementioned conditions are not met, the instruments in question will not be contributable as capital.

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

The Argentine Central Bank also regulates the level of “total financial exposure” (defined as financial assistance or credit plus equity participations) of a bank to a “related party”. Until August 2013 a related party was defined as bank’s affiliates and related individuals, “affiliate” meaning any entity over which a bank, directly or indirectly, has control, is controlled by, or is under common control with, or any entity over which a bank has, directly or indirectly, significant influence with respect to such entity’s corporate decisions, and “related individuals” meaning bank’s directors, senior management, syndics and such persons’ direct relatives. On August 9, 2013, the Argentine Central Bank issued the Communication “A” 5472, through which the definition of related parties was modified and broadened to also include such individuals’ spouses and relatives.

The Argentine Central Bank limits the level of total financial exposure that a bank can have outstanding to related parties, depending on the rating granted to each bank by the Superintendency. Banks rated 4 or 5 are forbidden to extend financial assistance to related parties. For banks ranked between 1 and 3, the financial assistance without guarantees to related parties (and in the case of affiliates, only if the service provided by such affiliate is not complementary to the bank’s businesses) cannot exceed, together with any equity participation held by the bank in its affiliates, 5% of such bank’s RPC. The bank may increase its financing to such related parties up to an amount equal to 10% of such bank’s RPC if the financial assistance is secured. As of January 2019, Tier I Capital replaced RPC as the calculation standard.

However, a bank may grant additional financial assistance to such related parties up to the following limits:

•	Individual maximum limits for customers over which a bank has control
•	Domestic financial entities
•	Financial institutions rated 1, 2 or 3, subject to consolidation with the lender or the borrower:
▪	If the affiliate is a financial institution rated 1, the amount of total financial exposure can reach 100% of a bank’s RPC, and 50% for additional financial assistance
▪	If the receiving affiliate financial institution is rated 2, the amount of total financial exposure can reach 20% and an additional 105% can be included
▪	If the affiliate is a financial institution rated 3, the amount of total financial exposure can reach 10%, and additional financial assistance can reach 40%

•	Financial institutions not subject to consolidation with the lender or the borrower: 10%
•	Domestic companies with complementary services
•

Domestic companies with complementary services associated with brokerage activities, financial brokerage in leasing and factoring operations, and temporary acquisition of shares in companies to facilitate their development in order to sell such shares afterwards

▪	Controlling company rated 1: General assistance 100%
▪	Controlling company rated 2: General assistance 10% / Additional assistance 90%
•	Domestic companies with complementary services related to the issuance of credit cards, debit cards or other cards:
▪	Controlling company rated 1: General assistance 100% / Additional assistance 50%
▪	Controlling company rated 2: General assistance 20% / Additional assistance 105%
▪	Controlling company rated 3: General assistance 10% / Additional assistance 40%
•	Domestic companies with complementary services, not subject to consolidation with the lender or the borrower: 10%
•	Foreign financial entities:
•	Investment grade 10%
•	No Investment grade: Unsecured 5%; Secured 10%, with and without warrants10%
•	Individual maximum limits for customers over which there is a personal relationship
•	Lender is rated from 1 to 3: 5% of its RPC

In addition, the aggregate amount of a bank’s total financial exposure to its related parties, except for the ones subject to individual maximum limits higher than 10% (complementary services companies), may not exceed 20% of such bank’s RPC.

Notwithstanding the limitations described above, financial assistance is also limited in order to prevent risk concentration. To that end, the total financial exposure independently of whether customers qualify as such bank’s related parties or not, in the case in which such exposure exceeds 10% of such bank’s RPC, may not exceed three times the bank’s RPC excluding total financial exposure to domestic financial institutions, or five times the bank’s RPC, including such exposure.

For a second grade financial institution (i.e., a financial institution that provides financial products to other banks and not to retail customers), the latter limit is ten times such financial institution’s RPC.

Banco Galicia has historically complied with such rules.

Loan Classification System and Loan Loss Provisions

General

Banco Galicia is required to comply with the Argentine Central Bank regulations.In 1994, the Argentine Central Bank introduced the current loan classification system and the corresponding minimum loan-loss provision requirements applicable to loans and other types of credit (together, referred to as “loans”) to private sector borrowers.

The current loan classification system applies certain criteria to classify loans in a bank’s “consumer” portfolio, and another set of criteria to classify loans in its “commercial” portfolio. The classification system is independent of the currency in which the loan is denominated.

The loan classification criteria applied to loans in the consumer portfolio is based on objective guidelines related to the borrower’s credit score, legal status, and other information provided by credit rating agencies. However, if a borrower has defaulted on loans in the past or is non-current on obligations, a lower rating is assigned by the Bank. In the event of any discrepancy, the guidelines indicating the higher risk level should be considered.

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

The main classification criterion for loans in the commercial portfolio is each borrower’s ability to pay, mainly in terms of such borrower’s future cash flows. If a customer has both commercial and consumer loans, all of these loans will be considered as a whole to determine eligibility for classification in the corresponding portfolio. Loans backed with preferred guarantees will be considered at 50% of their face value.

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

Commercial Portfolio

Loan Classification	Description

A. Normal Situation

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

B. With Special Follow-up	Cash flow analysis reflects that the debt may be repaid even though it is possible that the customer’s future payment ability may deteriorate without a proper follow-up.
This category is divided into two subcategories:
B1. Under Observation;
B2. Under Negotiation or Refinancing Agreements.

C. With Problems	Cash flow analysis evidences problems to repay the debt, and therefore, if these problems are not solved, there may be some losses.

D. High Risk of Insolvency	Cash flow analysis evidences that repayment of the full debt is highly unlikely.

E. Uncollectible

The amounts in this category are deemed total losses. Even though these assets may be recovered under certain future circumstances, inability to make payments is evident at the date of the analysis. It includes loans to insolvent or bankrupt borrowers.

F. Uncollectible due to Technical Reasons

Loans to borrowers indicated by the Argentine Central Bank to be in non-accrual status with financial institutions that have been liquidated or are being liquidated, or whose authorization to operate has been revoked. It also includes loans to foreign banks and other institutions that are not:

(i) classified as “normal”;
(ii) subject to the supervision of the Argentine Central Bank or other similar authority of the country of origin;
(iii) classified as “investment grade” by any of the rating agencies admitted pursuant to Communication “A” 2729 of the Argentine Central Bank.

Consumer Portfolio

Loan Classification	Description

A. Normal Situation	Loans with timely repayment or arrears not exceeding 31 days, both of principal and interest.

B. Low Risk

Occasional late payments, with a payment in arrears of more than 32 days and up to 90 days. A customer classified as “Normal” having been refinanced may be recategorized within this category, as long as he amortizes one principal installment (whether monthly or bimonthly) or repays 5% of principal.

C. Medium Risk

Some inability to make payments, with arrears of more than 91 days and up to 180 days. A customer classified as “Low Risk” having been refinanced may be recategorized within this category, as long as he amortizes two principal installments (whether monthly or bimonthly) or repays 5% of principal.

D. High Risk

Judicial proceedings demanding payment have been initiated or arrears of more than 180 days and up to one year. A customer classified as “Medium Risk” having been refinanced may be recategorized within this category, as long as he amortizes three principal installments (whether monthly or bimonthly) or repays 10% of principal.

E. Uncollectible	Loans to insolvent or bankrupt borrowers, or subject to judicial proceedings, with little or no possibility of collection, or with arrears in excess of one year.

F. Uncollectible due to Technical Reasons	Loans to borrowers who fall within the conditions described above under “Commercial Portfolio-Uncollectible due to Technical Reasons”.

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

Foreign Currency General Position

The Foreign Currency General Position of a financial institution (defined as the assets and liabilities arising from financial intermediation and securities denominated in foreign currency) used to be limited by the Argentine Central Bank regulations. Currently, since the enactment of Communication “A” 6244 financial entities may determine their own Foreign Currency General Position.

Deposit Insurance System

In 1995, Law No.24,485 and Decree No.540/95, as amended, created a mandatory deposit insurance system for bank deposits and delegated to the Argentine Central Bank the organization and start-up of the deposit insurance system. The deposit insurance system was implemented through the creation of a fund named Fondo de Garantía de los Depósitos (“FGD”), which is administered by Seguros de Depósitos S.A. (“Sedesa”). The shareholders of Sedesa are the Argentine government, through the Argentine Central Bank, which holds at least one share, and a trust constituted by the financial institutions which participate in the fund.

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

The deposit insurance system covers all Peso and foreign currency deposits held in demand deposit accounts, savings accounts and time deposits for an amount up to Ps.450,000 per person, account and deposit. Certain deposits are not covered by the guarantee of the deposit insurance system, such as deposits received at rates higher than the reference rate in accordance with the limits established by the Argentine Central Bank, deposits acquired by endorsement, and those made by persons related to the financial institution (as defined by Argentine Central Bank regulations). The Argentine Executive Branch through Decree No.1127/98 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at Ps.1,000 as of March 1, 2019.

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

Decree No.1292/96 enhanced Sedesa’s functions by allowing it to provide equity capital or make loans to Argentine financial institutions experiencing difficulties and to institutions that buy such financial institutions or their deposits. As a result of such decree, Sedesa has the flexibility to intervene in the restructuring of a financial institution experiencing difficulties prior to bankruptcy.

Debt securities issued by banks are not covered by the deposit insurance system.

Priority Rights of Depositors

According to section 49(e) of the FIL, in the event of a judicial liquidation or the bankruptcy of a financial entity, the holders of deposits in Pesos and foreign currency benefit from a general priority right to obtain repayment of their deposits up to the amount set forth below, with priority over all other creditors, with the exception of the following: (i) deposits secured by a mortgage or pledge, (ii) rediscounts and overdrafts provided to financial entities by the Argentine Central Bank, according to section 17 subsections (b), (c) and (f) of the Argentine Central Bank Charter, (iii) credits provided by the Banking Liquidity Fund, which was created by Decree No.32, dated December 26, 2001, secured by a mortgage and pledge and (iv) certain labor credits, including accrued interest until the date of their total repayment.

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

Deposit and Loans in Housing Units

In order to facilitate access to mortgage loans, through Communication “A” 5945, dated as of April 8, 2016, and complementary regulations, the Argentine Central Bank established a new type of loan denominated in housing units (Unidad de Valor Adquisitivo or “UVAs”). The value of such housing units will be updated using the Reference Stabilization Coefficient. The initial value of the UVA was Ps.46.86, representing the cost of construction of one thousandth square meter of housing as of December 31, 2018.

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

In addition, the Argentine Central Bank’s charter authorizes the Superintendency, subject only to the prior approval of the president of the Argentine Central Bank, to suspend for up to 30 days, in whole or in part, the operations of a financial institution if its liquidity or solvency have been adversely affected. Notice of this decision must be given to the board of directors of the Argentine Central Bank. If at the end of such suspension period the Superintendency considers renewal necessary, such renewal can only be authorized by the board of directors of the Argentine Central Bank for an additional period not to exceed 90 days. During the suspension period: (i) there is an automatic stay of claims, enforcement actions and precautionary measures; (ii) any commitment increasing the financial institution’s liabilities is void; and (iii) acceleration of indebtedness and interest accrual is suspended.

If, in the judgment of the Argentine Central Bank, a financial institution is in a situation which, under the FIL, would authorize the Argentine Central Bank to revoke the financial institution’s license to operate as such, the Argentine Central Bank may, prior to considering such revocation, order a variety of measures, including (i) taking steps to reduce, increase or sell the financial institution’s capital; (ii) revoking the approval granted to the shareholders of the financial institution to own an interest therein, giving a term for the transfer of such shares; (iii) excluding and transferring assets and liabilities; (iv) constituting trusts with part or all the financial institution’s assets; (v) granting of temporary exemptions to comply with technical regulations and/or pay charges and fines arising from such defective compliance; or (vi) appointing a bankruptcy trustee and removing statutory authorities.

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

Dissolution and Liquidation of Financial Institutions

The Argentine Central Bank must be notified of any decision to dissolve a financial institution pursuant to the FIL. The Argentine Central Bank, in turn, must then notify a court of competent jurisdiction, which will determine who will liquidate the entity: the corporate authorities (extrajudicial liquidation) or an appointed independent liquidator (judicial liquidation). This determination is based on whether or not sufficient assurances exist regarding the ability of such corporate authorities to carry out the liquidation properly.

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

The bankruptcy of a financial institution cannot be adjudicated until the license is revoked by the Argentine Central Bank. No creditor, with the exception of the Argentine Central Bank, may request the bankruptcy of the former financial institution before 60 calendar days have elapsed since the revocation of its license.

Credit Cards Regulation

The Credit Cards Law establishes the general framework for credit card activities. Among other regulations, this law:

•

sets a 2.35% cap on the rate a credit card company can charge merchants for processing customer card holders’ transactions with such merchants, calculated as a percentage of the customers’ purchases. With respect to debit cards, the cap is set at 1.1% and the amounts relating to the customers’ purchases should be processed in a maximum of three business days;

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

The Argentine Central Bank has issued regulations to enforce public disclosure of companies’ pricing (fees and interest rates) to ensure consumer awareness of such pricing.In addition, during 2014 the Argentine Central Bank issued a series of regulations in order to establish caps on interest rates on personal loans, pledge loans and credit card loans, as well as to establish a requirement for an authorization to increase fees. Through its Communication “A” 5853, dated December 17, 2015, the Argentine Central Bank rescinded regulations related to limits on interest rates in respect of lending transactions.

Concealment and Laundering of Assets of a Criminal Origin

Law No.25,246 (as amended in July 2011 by Law No.26,683) incorporates money laundering as a crime under the Argentine Criminal Code. Additionally, with the goal of preventing money laundering, the UIF was created under the jurisdiction of the Argentine Ministry of Justice, Security and Human Rights. As a result of such modification, money laundering is now classified as a separate offense.

In addition to the above, Law No.26,683 punishes “self-laundering”, which punishes money laundering tied to a crime the individual in question committed his or herself. It also includes certain tax offenses described in Article 303 of the Argentine Penal Code as punishable laundering behavior. The new standard falls under Article 303 of the Argentine Penal Code in the chapter titled “Crimes against economic and financial order”.

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

The “Committee for the Control and Prevention of Money Laundering and the Financing of Terrorist Activities” was formed in 2005 and is responsible for establishing and maintaining the general guidelines related to the Bank’s strategy to control and prevent money laundering and the financing of terrorism. For more information, see “Item 6. Directors, Senior Management and Employees—Functions of the Board of Directors of Banco Galicia”.

Banco Galicia has also appointed two directors to fulfill the roles of Compliance Officer and Substitute Compliance Officer. In addition, a specialized management unit was created in this area that is responsible for the execution of the policies approved by the committee and for the monitoring of the control systems and procedures to ensure that they are adequate.

Law No.26,734 enacted on December 22, 2011, incorporated terrorism financing and the financing of terrorism as an aggravating circumstance to all criminal conduct in the Argentine Criminal Code.

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

The Bank has implemented measures to combat the use of the international financial system by criminal organizations. The Bank has policies, procedures and control structures in place to monitor operations based on client profiles and risk assessments based on the information and documentation related to the economic, patrimonial and financial situation of each client to detect clients that could be considered unusual, and eventual reporting to the UIF as appropriate. The Asset Laundering Prevention Management program is charged with the implementation of such control and prevention procedures, as well as communication of such procedures and measures within the Bank, drafting of compliance manuals and employee training. Such management program is also periodically reviewed by senior management.

The Bank has appointed a Director as Compliance Officer, in accordance with Resolution 30/2017 of the UIF, who is responsible for ensuring the observance and implementation of procedures and obligations in the matter. The Compliance Officer contributes to the prevention and mitigation of the risks of criminal transactions and is involved in the establishment of internal policies and measures to monitor and prevent the same.

C. Organizational Structure

The following table illustrates our organizational structure as of December 31, 2018. Percentages indicate the ownership interests held by each entity.

EBA Holding S.A.
19.71%
Grupo Financiero Galicia S.A.
100%
Banco de Galicia y Buenos Aires S.A.U.
87.5%
Galicia Warrants S.A.
12.5%
Tarjetas Regionales S.A.
83%
87.5%
Sudamericana Holding S.A.
12.5%
5%
Ondara S.A.
95%
99.99%
Galicia Seguros S.A.
0.04%
Tarjeta Naranja S.A.
99.96%
99.99%
Galicia Retiro Compañía de Seguros S.A.
5%
Cobranzas Regionales S.A.
95%
99.99%
Galicia Broker Asesores de Seguros S.A.
99%
Galicia Valores S.A.
1%
95%
Galicia Administradora de Fondos S.A.
5%

D. Property, Plants and Equipment

The following are our main property assets, as of December 31, 2018:

Property	Address	Square meters (approx)	Main uses
Grupo Financiero Galicia
Rented	Tte. Gral. Juan D. Perón 430, 25th floor, Buenos Aires, Argentina	89	Administrative activities
Banco Galicia
Owned	Tte. Gral. Juan D. Perón 407, Buenos Aires, Argentina	18,815	Administrative activities
	Tte. Gral. Juan D. Perón 430, Buenos Aires, Argentina	41,547	Administrative activities
	Corrientes 6287, Buenos Aires, Argentina	34,000	Administrative activities
Tarjeta Naranja
Owned	Sucre 152, 154 and 541, Córdoba, Argentina	6,300	Administrative activities
	La Tablada 451, Humberto Primo 450 y 454, Córdoba, Argentina	14,080	Administrative activities
	Jujuy 542, Córdoba, Argentina	853	Administrative activities
	Ruta Nacional 36, km. 8, Córdoba, Argentina	7,715	Storage
	Río Grande, Tierra del Fuego, Argentina	309	Administrative activities
	San Jerónimo 2348 and 2350, Santa Fe, Argentina	1,475	Administrative activities
Rented	Sucre 145/151, La Rioja 359, 364 and 375, Córdoba, Argentina	4,450	Administrative activities and printing center
	Av. Corrientes 3135, CABA, Argentina	1,271	Administrative activities
Galicia Warrants
Owned	Tte. Gral. Juan D. Perón 456, 6th floor, Buenos Aires, Argentina	118	Administrative activities
	Alsina 3396/3510, San Miguel de Tucumán, Tucumán, Argentina	12,800	Storage
Rented	Alto Verde, Chicligasta, Tucumán, Argentina	2,000	Storage
	Ruta Nº 301- Acceso Famaillá, Tucumán, Argentina	3,150	Storage
Galicia Seguros
Owned	Maipú 241, Buenos Aires, Argentina	215,628	Administrative activities

As of December 31, 2018, our distribution network consisted of:

•	Banco Galicia: 325 branches, located throughout Argentina’s 23 provinces, 148 of which were owned and 177 of which were leased by Banco Galicia.
•	Tarjeta Naranja: 187 branches and 51 points of sale, located in 21 of the 23 Argentine provinces, 183 of which were leased by Tarjeta Naranja.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion and analysis is intended to help you understand and assess the significant changes and trends in our historical results of operations and the factors affecting our resources. You should read this section in conjunction with our audited consolidated financial statements and their related notes included elsewhere in this annual report.

Overview

In recent years, we have strengthened our position as a leading domestic private-sector financial institution, increasing our market share of loans and deposits and strengthening Banco Galica’s regulatory capital reserves through the issuance of subordinated bonds and follow-on equity offerings, the sale of CFA and internal profit origination.

Despite the deterioration of the Argentine economy, reduction in Argentine GDP, high levels of inflation and the devaluation of the Peso in 2018, we were able to increase our market share of deposits and loans, maintain our asset quality and adequately cover credit risks and maintain liquidity and profitability metrics at reasonable levels.

Fiscal year 2019 is expected to be a challenging year of transition as a result of presidential elections in October 2019 and residual macroeconomic imbalances in a volatile global economy, all of which could negatively impact the Argentine economy.

The Argentine Economy

The Argentine economy was affected by international political and economic factors in 2018, including aggressive trade policies promulgated by the United States, and in particular with China. Monetary policies implemented by central banks worldwide also affected international markets. For example, the Federal Reserve continued to raise interest rates in 2018 and, as a result, led a gradual decrease in growth rates. The volatility of financial markets, as well as some turbulence in emerging economies have also raised concerns among investors, thereby contributing to such decrease.

In 2018, the Dollar appreciated 3.9% and 10.5% vis-à-vis the currencies of other developed economies and the currencies of emerging economies, respectively, as compared to 2017. In addition, the two-year Treasury rose by 581 bps, while the 10-year Treasury rose by 254 bps, resulting in a flattened spread of 11 bps between the 10 and two-year Treasuries. Stocks performed poorly both in developed and emerging markets during 2018. The S&P 500 decreased 6.7%, the Dow Jones Industrial Average decreased 6.1% and the Nasdaq 100 decreased 4.5%. The EuroStoxx50 decreased 14.8% and Japan’s Nikkei 225 Index decreased 12.1% in 2018 as compared to 2017.

In 2018, commodity prices also decreased by 8.3% as compared to 2017, crude oil decreased 24% during the last quarter of 2018 as a result of the expected increase in the supply of American shale oil and the diminishment of global growth. There were also significant decreases in industrials such as aluminum and copper (-19% and -18%, respectively). The value of wheat increased 17% in 2018, whereas soy and corn decreased 6.7% and 5%, respectively.

Argentina’s economy continued to grow during the first quarter of 2018 (+2.9%). However, volatile markets abroad and domestically led to a net contraction of the Argentine economy in 2018 (-2.5%). The unemployment rate in Argentina reached 9% by the quarter ended September 31, 2018.

In the monetary sphere, the main monetary aggregates accelerated their pace, although still standing below the nominal growth of the economy. According to data provided by the Central Bank, the monetary base recorded a 40.7% expansion in 2018, 18.9% over the growth recorded in 2017. This monetary aggregate increased by Ps.407,864 million, primarily as a result of the repurchase of Lebacs in an amount equal to Ps.1,296,076 million. This was partially offset by the issuance of LELIQs by the Central Bank in an amount equal to Ps.709,470 million. This trend was not reflected in the performance of the private-sector M2 (money in circulation, and deposits in checking and savings accounts), which grew 36.9% in 2018. The M2 total (including deposits from the public sector) expanded 23%, after increasing by 25.6% in 2017.

Domestic interest rates shifted with changes to expectations in prices and the foreign exchange market. Until May 2018, both expected depreciation and interest rates were kept relatively stable, but the upward pressure on the exchange rate during the second half of 2018 marked an important increase in the rates. Particularly, the Badlar rate was 49.5% as of December 31, 2018, as compared to 23.43% as of December 31, 2017.

The reference exchange rate established by the Argentine Central Bank increased form Ps.18.77 to Ps.37.81 per Dollar between December 29, 2017 and December 28, 2018 (equivalent to a 101% depreciation), while the average exchange rate increased form Ps.16.57 in 2017 to Ps.28.09 in 2018.

The national CPI published by INDEC reflected a 47.6% increase in consumer prices inter-annually, considerably above 2017 levels (24.8%). This acceleration was primarily a result of the exchange rate crisis.

In the fiscal area, tax revenues, including social security, recorded a growth of 28.4% inter-annually, compared to a 22.6% inter-annual growth in 2017. In turn, primary expenditures increased by 22.4%, slightly above the 21.8% level of 2017. Thus, the Argentine public sector achieved a primary deficit of Ps.338,987 million, equivalent to 2.4% of GDP, reflecting an improvement as compared to 2017 (3.8%), amounting to Ps.404,142 million. After interest payments for Ps.388,940 million, the financial deficit amounted to Ps.727,927 million, or equal to 5.1% of GDP.

Regarding the external sector, during 2018 the Foreign Exchange Balance Current Account published by the Argentine Central Bank (on a cash basis) reached a US$11,329 million deficit, a reduction as compared to US$17,052 million in 2017. The current account deficit, measured in terms of the INDEC’s official GDP, stood at about 2.1%, reflecting an improvement as compared to 2017. According to the Central Bank, this improvements resulted from a higher net income from assets (US$8,323 in 2018, as compared to US$4,028 million in 2017) and lower net expenses from services (US$9,460 in 2018, as compared to US$10,847 million in 2017). Exports amounted to US$50,998 million for the year ended December 31, 2018, a 13% decrease as compared to the year ended December 31, 2017. Meanwhile, payments for imported goods amounted to US$42,675 million for the year ended December 31, 2018, a decrease of 21.8% as compared to the year ended December 31, 2017.

The non-financial private sector capital account recorded a net foreign currency outflow of US$29,015 million, as compared to a net foreign currency outflow of US$4,617 million in 2017. The Central Bank’s international currency reserves amounted to US$65,806 million as of December 28, 2018, an increase of US$10,751 million as compared to December 31, 2017.

The Argentine Financial System

Total loans to the private sector in the financial system amounted to Ps.2,133,175 million as of December 31, 2018, a 32.8 % increase as compared to December 31, 2017. Mortgage loans had the most significant increase, amounting to Ps.224,409 million as of December 31, 2018, a 67.7% increase compared to the same date of the previous year. Commercial loans, comprised by overdrafts for checking account and notes (promissory notes and purchased/discounted notes), increased 36.5% in 2018 as compared to 2017, amounting to Ps.872,220 million as of December 31, 2018. Consumer credit lines comprised of loans through credit cards and personal loans, increased 23.8% in 2018 as compared to 2017, amounting to Ps.812,340 million as of December 31, 2018.

Total deposits in the financial system increased 66.1 % in 2018 as compared to 2017, amounting to Ps.4,028,100 million as of December 31, 2018, Deposits from the non-financial private sector increased 61.1% in 2018 as compared to 2017, amounting to Ps.3,137,477 million, while deposits from the public sector increased 87.3% in 2018 as compared to 2017, amounting to Ps.854,675 million as of December 31, 2018. Within deposits from the private sector, transactional deposits increased 52.6 % in 2018 as compared to 2017, amounting to Ps.1,776,615 million, while time deposits increased 77.2 % in 2018 as compared to 2017, amounting to Ps.1,276,823 million.

The average interest rate paid by private banks as of December 2018 for time deposits in Pesos of 30 to 35 days was 48.6%, an inter-annual increase of 25.4% as compared to December 2017. In the case of lending rates, the average interest rate applicable to checking account overdrafts was 70.8%, an increase of 36.7% as compared to December 2017.

Including data as of December 2018, financial institutions increased their liquidity levels (in relation to total deposits) as compared to the same period of 2017, a ratio that stood at 56%, an increase of 14% inter-annually.

The net worth of the Argentine financial system increased by Ps.184,807 million during 2018, amounting to Ps.575,138, an increase of 47.3% in 2018 as compared to 2017. As of December 2018, the Argentine financial system’s profitability was equal to 3.8% of total assets, an increase of 0.8% in 2018 as compared to 2017, while return on shareholders’ equity amounted to 34.1%, an increase of 8.3% in 2018 as compared to 2017.

As of December 2018, income from interest and income from services amounted to 10.8% and 2.2% of total assets, respectively. In 2018, administrative expenses decreased to 6.3 % of total assets (a 83 bps decrease as compared to the same period in 2017), while provisions for loan losses amounted to 1.3% (a 28 bps increase as compared to the same period in 2017).

The non-accrual loan portfolio to the non-financial private sector reached 2.9% in December 2018, a 117 bps increase as compared to December 2017.The coverage of the private sector non-accrual loan portfolio with allowances reached 122%, a 29% decrease as compared to December 2017.

As of December 31, 2018, the financial system was comprised of 78 financial institutions: 63 banks, 50 of which were private (34 domestically-owned and 16 foreign-owned) and 13 government-owned banks, in addition to 15 non-banking financial institutions.

The concentration of the financial system, measured by the market share of private sector deposits of the ten leading banks, reached 78.8% as of December 31, 2018, 1.5 bps higher than the percentage recorded as of December 31, 2017.

Based on information as of September 30, 2018, the Argentine financial sector employed 108,737 people, a 1.3% decrease as compared to September 30, 2017.

The Argentine Insurance Industry

According to the information published by the Superintencia de Seguros de la Nación, the insurance industry continued to grow throughout 2018. The total gross premiums in respect of property, life, and retirement insurance for such period was equal to Ps.391,719 million, an increase of 30% as compared to 2017.

During 2018, the automotive and workers’ compensation insurance sectors were affected by high inflation and an increase in the filing of claims for compensation. Although inflation is not decreasing as expected, financial income is expected to cover any increased costs as a result of the foregoing.

Home, life and personal accident insurance policies increased by 39% year-over-year. It is expected that this segment will continue to increase as the Argentine economy stabilizes. During this period, Galicia Seguros has maintained positive financial results. As of December 31, 2018, Galicia Seguros reported a net income equal to Ps.535 million, comprised of insurance premiums and surcharges (related to both direct insurance and reinsurance).

Inflation

Historically, inflation in Argentina has played a significant role in influencing, often negatively, the economic conditions in Argentina and, in turn, the operations and financial results of companies operating in Argentina, such as Grupo Financiero Galicia.

In fiscal year 2015, due to changes in the authorities at the Institute of Statistics, the Wholesale Price Index and CPI series were discontinued beginning in October 2015. The Wholesale Price Index was republished beginning January 2016. A new CPI series was launched in May 2016, but did not contain historical information.

The chart below presents a comparison of inflation rates published by INDEC, measured by the Whole Price Index and the CPI, for the fiscal years 2018, 2017 and 2016. In 2016, annual variation of the CPI was calculated using the CPI of the City of Buenos Aires, an alternative measure of inflation proposed by INDEC after it discontinued its index.

In addition, the chart below presents the evolution of the CER and UVA indexes, published by the Argentine Central Bank and used to adjust the principal of certain of our assets and liabilities for the specified periods.

	For the Year Ended December 31,
	2018	2017	2016
	(in percentages)
Price Indices (1) (2)
WPI	73.50	18.80	34.59
CPI	47.65	24.80	41.05
Adjustment Indices
CER	47.16	22.62	35.79
UVA(3)	46.86	21.15	17.26
(1)	Data for December of each year as compared to December of the immediately preceding year.
(2)	Unidad de Valor Adquisitivo (Acquisition Value Unit).

In 2018, the CPI published by INDEC reflected a 47.65% increase, while the CER and UVA indexes went up 47.16% and 46.86% during the same period, respectively.

In the first two months of 2019, the CPI published by INDEC reflected a 6.8% increase, while the CER and UVA indexes increased by 5.6% during the same period.

Currency Composition of Our Balance Sheet

The following table sets forth our assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER/UVA, as of the dates indicated.

	As of December 31,		As of January 1,
	2018	2017	2017
	(In millions of Pesos)
Assets
In Pesos, Unadjusted	350,429	356,240	326,657
In Pesos, Adjusted by the CER/UVA	18,457	6,152	1,288
In Foreign Currency (1)	200,806	127,249	122,669
Total Assets	569,692	489,641	450,614
Liabilities and Stakeholder´s Equity
In Pesos, Unadjusted, Including Shareholders’ Equity	366,042	361,459	325,760
In Pesos, Adjusted by the CER/UVA	3,207	933	182
In Foreign Currency (1)	200,443	127,249	124,672
Total Liabilities and Shareholders’ Equity	569,692	489,641	450,614
(1)

If adjusted to reflect forward sales and purchases of foreign exchange made by Grupo Financiero Galicia and recorded off-balance sheet, assets amounted to Ps.241,407 and liabilities Ps.241,306 million as of December 31, 2018.

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

Results of Operations for the Fiscal Years Ended December 31, 2018 and December 31, 2017

We discuss below our results of operations for the fiscal year ended December 31, 2018 as compared with our results of operations for the fiscal year ended December 31, 2017.

Consolidated Income Statement

	For the Year Ended December 31,		Change (%)
	2018	2017	2018/2017
	(in millions of Pesos, except percentages)
Consolidated Income Statement
Net Income from Interest	33,364	29,874	12
Interest Income	78,274	54,694	43
Interest Expenses	(44,910)	(24,820)	81
Net Fee Income	20,238	22,146	(9)
Fee Income	23,264	25,399	(8)
Fee Related Expenses	(3,026)	(3,253)	(7)
Net Income from Financial Instruments	17,353	8,461	105
Gold and Foreign Currency Quotation Differences	3,777	3,479	9
Other Operative Income	11,793	8,997	31
Underwriting Income from Insurance Business	2,869	3,315	(13)
Loan and Other Receivables Loss Provisions	(16,300)	(7,294)	123
Net Operating Income	73,094	68,978	6
Personnel expenses	(17,026)	(17,089)	—
Administrative Expenses	(16,079)	(14,424)	11
Depreciations and Impairment of Assets	(1,652)	(1,439)	15
Other Operating Expenses	(16,899)	(14,605)	16
Loss on Net Monetary Position	(18,064)	(6,823)	165
Operating Income	3,374	14,598	(77)
Share of Profit from Associates and Joint Ventures	—	321	(100)
Income Tax from Continuing Operations	(6,913)	(7,319)	(6)
Net Income from Discontinuing Operations	(291)	(322)	(10)
Net (Loss) / Income for the Year	(3,830)	7,278	(153)
(Loss) / Income for the Year Attributable to GFG	(3,466)	6,794	(151)
(Loss) / Income for the Year Attributable to Non-controlling Interests	(364)	484	(175)
Other Comprehensive Income	(87)	(435)	(80)
Total Comprehensive Income (Loss)	(3,917)	6,843	(157)
Total Comprehensive Loss Attributable to GFG	(3,553)	6,359	(156)
Total Comprehensive Loss Attributable to Non-controlling Interests	(364)	484	(175)
Ratios (%)
Return on Average Assets	(0.61)	1.39	(200)
Return on Average Shareholders’ Equity	(5.76)	10.53	(1,629)

Net loss for the fiscal year ended December 31, 2018 was equal to Ps.3,830 million, as compared to net income equal to Ps.7,278 million for the fiscal year ended December 31, 2017, a Ps.11,108 million, or 153% decrease. Such decrease was primarily attributable to:

•	a Ps.11,241 million increase in loss on net monetary position, from Ps.6,823 million to Ps.18,064 million, and
•	a Ps.9,006 million increase in loan and other receivables loss provisions, from Ps.7,294 million to Ps.16,300 million.

Such changes were partially offset by:

•	a Ps.8,892 million increase in net income from financial instruments, from Ps.8,461 million to Ps.17,353 million, and
•	a Ps.3.490 million increase in net income from interest, from Ps.29,874 million to Ps.33,364 million.

Net earnings per share for the fiscal year ended December 31, 2018 was equal to a Ps.2.43 per share loss, as compared to a Ps.4.76 per share gain for the fiscal year ended December 31, 2017.

The return on average assets and the return on average shareholders’ equity for the fiscal year ended December 31, 2018 was equal to a 0.61% and 5.76% loss, respectively, as compared to a 1.39% and 10.53% gain, respectively, for the fiscal year ended December 31, 2017.

The decrease in net loss for the year ended December 31, 2018 was mainly the result of a 165% increase in loss on net monetary position attributable to higher inflation levels and a 123% increase in loan and other receivables loss provisions attributable to an increase in loans in default. This decrease was partially offset by an increase in net operating income, which amounted to Ps.73,094 million for the fiscal year ended December 31, 2018, a 6% increase as compared to the fiscal year ended December 31, 2017 This increase was primarily due to an increase in our net results from financial instruments equal to Ps.8,892 million in 2018 as compared to 2017, a 105% increase.

Interest-Earning Assets

The following table shows our yields on interest-earning assets:

	As of December 31,
	2018		2017
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos, except rates)
Interest-Earning Assets
Government Securities	52,704	28.77	41,240	14.74
Loans	301,653	24.62	264,122	19.25
Other	16,378	20.74	16,872	19.67
Total Interest-Earning Assets	370,735	25.04	322,234	18.69
Spread and Net Yield
Interest Spread, Nominal Basis (1)		11.88		8.91
Cost of Funds Supporting Interest-Earning Assets		10.96		7.26
Net Yield on Interest-Earning Assets (2)		14.08		11.43
(1)

Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER/UVA adjustment.

(2)	Net interest earned divided by average interest-earning assets. Interest rates include the CER/UVA adjustment.

The average of interest-earning assets increased Ps.48,501 million, from Ps.322,234 million for the fiscal year ended December 31, 2017 to Ps.370,735 million for the fiscal year ended December 31, 2018, representing a 15% increase. Of this increase, Ps.37,531 million was due to an increase in the average size of the loan portfolio. The average yield on interest-earning assets was 25.04% in 2018, as compared to 18.69% in 2017, a 635 bps increase, that was primarily attributable to an increase in the average interest rate earned on government securities and an increase in the average interest rate earned on outstanding loans.

Interest-Bearing Liabilities

The following table shows our yields on cost of funds:

	As of December 31,
	2018		2017
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos, except rates)
Interest-Bearing Liabilities
Checking Accounts	—	—	—	—
Savings Accounts	121,954	0.18	99,015	0.07
Time Deposits	128,781	21.61	101,074	15.90
Debt Securities	34,830	24.16	27,984	19.30
Other Interest-bearing Liabilities	23,159	17.93	11,064	16.79
Total Interest-Bearing Liabilities	308,724	13.16	239,137	9.78

The average interest-bearing liabilities for the fiscal year ended December 31, 2018 were equal to Ps.308,724 million, as compared to Ps.239,137 million for the fiscal year ended December 31, 2017, an increase of 29% as compared to 2017. Such increase was primarily attributable to a Ps.50,646 million increase in total interest-bearing deposits (savings accounts and time deposits), which increased to Ps.250,735 million as of the fiscal year ended December 31, 2018 from Ps.200,089 million as of the fiscal year ended December 31, 2017, and a Ps.12,095 million increase in the average balance of other interest-bearing liabilities, which increased to Ps.23,159 million as of the fiscal year ended December 31, 2018 from Ps.11,064 million as of the fiscal year ended December 31, 2017.

Interest Income

Our consolidated interest income was composed of the following:

	For the Year Ended December 31,		Change (%)
	2018	2017	2018/2017
	(in millions of Pesos, except percentages)
Cash and due from banks	1	—	—
Private sector securities	330	250	32
Public sector securities	1,389	449	209
On Loans and Other Financing Activities	75,808	52,712	44
Non-financial Public Sector	-	4	(100)
Financial Sector	2,104	1,107	90
Non-financial Private Sector	73,704	51,601	43
Overdrafts	9,839	4,409	123
Mortgage loans	5,951	941	532
Collateralized loans	426	184	132
Personal Loans	9,149	7,718	19
Credit Card Loans	29,356	24,900	18
Financial Leases	604	539	12
Others	18,379	12,910	42
On Repurchase Transactions	746	1,283	(42)
Total Interest Income	78,274	54,694	43

Interest income for the fiscal year ended December 31, 2018 was Ps.78,274 million, as compared to Ps.54,694 million for the fiscal year ended December 31, 2017, a 43% increase. Such increase was the result of a higher average volume of interest-earning assets and higher average interest rates charged thereon.

The average amount of loans for the fiscal year ended December 31, 2018 was equal to Ps.301,653 million, a 14% increase as compared to the Ps.264,122 million for the fiscal year ended December 31, 2017. This increase was primarily attributable to the increase in overdraft, mortgage and credit card loans extended as part of the portfolio.

The average interest rate on total loans was 24.62% for the fiscal year ended December 31, 2018, as compared to 19.25% for the fiscal year ended December 31, 2017.

The average interest rate on Peso-denominated loans to the private sector was 32.59% for the fiscal year ended December 31, 2018, as compared to an average interest rate of 23.40% for the fiscal year ended December 31, 2017, representing a 919 bps increase year-over-year.

Interest income from banking activity amounted to Ps.62,718 million, a 55% increase as compared to the Ps.40,517 million recorded in the fiscal year ended December 31, 2017. This increase is primarily attributable to increased interest due on loans and other financing from the non-financial private sector. The principal variations were in interest income on overdraft accounts and mortgages.

According to Argentine Central Bank information, as of December 31, 2018, Banco Galicia’s estimated market share of loans to the private sector was 10.51% as of December 31, 2018, as compared to 9.65% as of December 31, 2017.

The following table indicates Banco Galicia market share in the segments listed below:

	For the Year Ended December 31,
	2018	2017
	(in percentages)
Total Loans	10.62	9.53
Private-Sector Loans	10.51	9.65
(*)	Exclusively Banco Galicia within the Argentine market, according to the daily information on loans published by the Argentine Central Bank. balances as of the last day of each year.

Interest income related to Regional Credit Cards amounted to Ps.15,140 million for the year ended December 31, 2018, an 11% increase as compared to the Ps.13,579 million recorded for the fiscal year ended December 31, 2017. This increase was primarily the result of additional interest earned on the outstanding balances on issued credit cards.

Interest income related to insurance activity amounted to Ps.423 million for the year ended December 31, 2018, a 1% decrease as compared to the Ps.428 million recorded for the fiscal year ended December 31, 2017.

Interest Expenses

Our consolidated interest expenses were comprised of the following:

	For the Year Ended December 31,		Change (%)
	2018	2017	2018/2017
	(in millions of Pesos, except percentages)
On Deposits	32,708	17,514	87
Non-financial Private Sector	32,708	17,514	87
Checking Accounts	—	1	(100)
Savings Accounts	5	5	—
Time Deposit and Term Investments	28,706	16,758	71
Others	3,997	750	433
On Loans from the Argentine Central Bank and Other Financial Institutions	2,161	1,194	81
On Repurchase Transactions	220	358	(39)
On Other Financial Liabilities	5,632	3,841	47
On Negotiable Obligations Issued	4,189	1,913	119
Total Interest Expenses	44,910	24,820	81

Interest expenses for the fiscal year ended December 31, 2018 were equal to Ps.44,910 million, as compared to Ps.24,820 million for the fiscal year ended December 31, 2017, representing a 81% increase. Such increase was primarily attributable to a 29% increase in the average balance of interest-bearing liabilities.

Interest expenses from deposits amounted Ps.32,708 million for the fiscal year ended December 31, 2018, as compared to Ps.17,514 million for the fiscal year ended December 31, 2017, an 87% increase. This increase was primarily due to increased interest expenses related to time deposits and investments, which was equal to Ps.28,706 million for the fiscal year ended December 31, 2018, representing a 71% increase as compared to Ps.16,758 million for the fiscal year ended December 31, 2017.

With respect to the total average interest-bearing deposits for the fiscal year ended December 31, 2018, Ps.135,427 million were Peso-denominated deposits and Ps.115,308 million were foreign currency-denominated deposits, as compared to Ps.130,690 million and Ps.69,399 million, respectively, for the fiscal year ended December 31, 2017. Average deposits recorded an increase of 25%, with an increase of 23% in savings account deposits and a 27% increase in time deposits.

Out of total interest-bearing time deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2018, the average interest rate of time deposits was 11.19%, as compared to 8.07% for the fiscal year ended December 31, 2017, a 312 bps increase.

Peso-denominated deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2018 accrued interest at an average rate of 20.53%, as compared to an average rate of 12.28% for the fiscal year ended December 31, 2017, a 825 bps increase. The rate of foreign currency-denominated deposits for the fiscal year ended December 31, 2018 was 0.22%, as compared to 0.12% for the fiscal year ended December 31, 2017, a 10 bps increase.

Interest expenses related to banking activity amounted Ps.39,102 million for the fiscal year ended December 31, 2018, as compared to Ps.20,792 million for the fiscal year ended December 31, 2017, representing a 88% increase. Such increase was primarily the result of a higher volume of deposits on which the Bank paid interest.

Using Argentine Central Bank information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share increased from 10.20% as of December 31, 2017 to 11.08% as of December 31, 2018.

The following table indicates Banco Galicia´s market share in the segments listed below:

	For the Year Ended December 31,
	2018	2017
	(in percentages)
Total Deposits	8.85	8.23
Private-Sector Deposits	11.08	10.20
Total Deposits in Checking and Savings Accounts and Time Deposits	11.33	10.48
(*)	Exclusively Banco Galicia within the Argentine market, according to the daily information on deposits published by the Argentine Central Bank. balances as of the last day of each year.

Interest expenses related to Regional Credit Cards amounted Ps.5,962 million for the fiscal year ended December 31, 2018, as compared to Ps.4,028 million for the fiscal year ended December 31, 2017, representing a 48% increase. This increase was primarily the result of an increase in interest expenses on debt securities issued by Tarjetas Regionales or its subsidiaries.

Net Fee Income

Our consolidated net fee income consisted of:

	For the Year Ended December 31,		Change (%)
	2018	2017	2018/2017
	(in millions of Pesos, except percentages)
Income From
Credit Cards	13,374	16,578	(19)
Deposit Accounts	2,874	2,705	6
Inssurances	617	819	(25)
Financial fees	266	288	(8)
Credit-related fees	1,005	994	1
Foreign trade	2,362	1,584	49
Collections	606	743	(18)
Utility-bills collection services	729	630	16
Mutual funds	402	188	114
Others	1,029	870	18
Total fee income	23,264	25,399	(8)
Total fee expenses	(3,026)	(3,253)	(7)
Net fee income	20,238	22,146	(9)

Our net fee income for the fiscal year ended December 31, 2018 was equal to Ps.20,238 million, as compared to Ps.22,146 million for the fiscal year ended December 31, 2017, a 9% decrease. This decrease was mainly due to a 19% decrease of fees related to credit cards.

Income from credit and debit card transactions, for the fiscal year ended December 31, 2018 was Ps.13,374 million, as compared to Ps.16,578 million for the fiscal year ended December 31, 2017, a 19% decrease. Such decrease was mainly attributable to an increase in costs associated with the maintenance of issued credit cards as a result of a decrease in credit card fees and stagnant consumer consumption as a result of the inflationary Argentine economy. The total number of credit cards for the fiscal year ended December 31, 2018 was 13,915,580, as compared to 13,894,319 as of December 31, 2017, a 0.15% increase.

The most significant increase in fees was to those related to foreign trade operations. Fees from foreign trade for the fiscal year ended December 31, 2018 were equal to Ps.2,362 million, as compared to Ps.1,584 million for the fiscal year ended December 31, 2017, a 49% increase.

Fees related to the maintenance of deposit accounts for the fiscal year ended December 31, 2018 were equal to Ps.2,874, as compared to Ps.2,705 million for the fiscal year ended December 31, 2017, a 6% increase. This increase was due to increase in the number of deposit accounts under management. Total deposit accounts for the fiscal year ended December 31, 2018 were 4.8million, as compared to 4.2 million for the fiscal year ended December 31, 2017, a 12% increase.

Total fee expenses for the fiscal year ended December 31, 2018 were equal to Ps.3,026 million, as compared to Ps.3,253 million for the fiscal year ended December 31, 2017, a 7% decrease. Such decrease was mainly attributable to a decrease in expenses related to credit and debit card transactions.

The following table sets forth the number of credit cards outstanding as of the dates indicated:

	December 31,		Change (%)
	2018	2017	2018/2017
	(number of credit cards, except otherwise noted)		(percentages)
Visa	3,136,166	2,979,993	5
“Gold”	744,771	705,990	5
International	1,282,617	1,368,945	(6)
Domestic	50,091	55,956	(10)
“Business”	148,549	131,547	13
“Signature”	359,477	258,121	39
“Platinum”	550,661	459,434	20
Galicia Rural	18,188	17,960	1
American Express	893,314	964,007	(7)
“Gold”	280,239	313,580	(11)
“International”	184,437	240,441	(23)
“Platinum”	270,068	274,717	(2)
"Signature"	158,570	135,269	17
MasterCard	1,050,041	784,316	34
“Gold”	284,340	196,911	44
MasterCard	414,559	381,215	9
Argencard	148	200	(26)
“Platinum”	170,202	96,068	77
“Black”	180,792	109,922	64
Regional Credit Card Companies	8,817,871	9,148,043	(4)
Regional Brands(1)	4,777,286	5,045,881	(5)
Visa	3,503,792	3,529,516	(1)
MasterCard	491,231	531,398	(8)
American Express	45,562	41,248	10
Total Credit Cards	13,915,580	13,894,319	—
Total Amount of Purchases (in millions of Pesos)	636,062,774	265,581,905	139
(1)	It corresponds to Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

Net fee income related to banking activity for the fiscal year ended December 31, 2018 was equal to Ps.12,476 million, as compared to Ps.12,163 million for fiscal year ended December 31, 2017, a 3% increase.

The main components of net fee income are fees related to foreign trade and mutual funds. The fees related to foreign trade for the fiscal year ended December 31, 2018 amounted Ps.2,362 million, as compared to Ps.1,584 million for the fiscal year ended December 31, 2017, a 49% increase. The fees related to mutual funds for the fiscal year ended December 31, 2018 amounted to Ps.402 million as compared to Ps.188 million for the fiscal year ended December 31, 2017, a 114% increase.

Fees related to deposit accounts and credit and debit card transactions were stable. With respect to revenue generated by credit and debit card transactions for the fiscal year ended December 31, 2018 was equal to Ps.5,299 million, as compared to Ps.6,496 million for the fiscal year ended December 31, 2017, a 18% decrease. For the fiscal year ended December 31, 2018, fees related to deposit accounts were equal to Ps.2,874 million, as compared to Ps.2,705 million for the fiscal year ended December 31, 2017, a 6% increase.

Net fee income related to Regional Credit Cards for the fiscal year ended December 31, 2018 amounted to Ps.8,930 million, as compared to Ps.10,028 million for the fiscal year ended December,31 2017, an 11% decrease. This decrease was primarily the result of decrease in consumption by credit card users and a decrease in the number of credit cards issued due to the merger with Tarjeta Nevada.

Net Income from Financial Instruments

Our consolidated net income from financial instruments was comprised of:

	For the Year Ended December 31,		Change (%)
	2018	2017	2018/2017
	(in millions of Pesos)
Income from Government Securities	13,908	7,488	86
Income from Private Securities	1,546	1,570	(2)
Income from Derivative Instruments	1,889	(597)	(416)
Repurchase Transactions	1,999	(595)	(436)
Rate Swaps	(110)	—	—
Options	—	(2)	(100)
Income from Other Financial Assets	10	—	—
Total Net Results from Financial Instruments	17,353	8,461	105

Our net income from financial instruments for the fiscal year ended December 31, 2018 was equal to Ps.17,353 million, as compared to Ps.8,461 million for the fiscal year ended December 31, 2017, a 105% increase.

The average position in government securities for the fiscal year ended December 31, 2018 was Ps.52,704 million, as compared to Ps.41,240 million for the fiscal year ended December 31, 2017, a 28% increase. This increase was primarily attributable to an increase of Ps.9,172 million in the average position in Peso-denominated government securities and of Ps.2,292 million in the average position in foreign currency-denominated government securities.

The average position in Peso-denominated government securities for the fiscal year ended December 31, 2018 was Ps.45,045 million, as compared to Ps.35,872 million for the fiscal year ended December 31, 2017, a 26% increase. This increase was primarily attributable to higher balances of securities issued by the Argentine Central Bank (Leliqs).The average position in foreign currency-denominated government securities for the fiscal year ended December 31, 2018 was Ps.7,659 million, as compared to Ps.5,367 million for the fiscal year ended December 31, 2017, a 43% increase.

The average yield on government securities for the fiscal year ended December 31, 2018 was 28.77%, as compared to 14.74% for fiscal year ended December 31, 2017. This increase was primarily attributable to a higher average yield with respect to Peso-denominated government securities.

The average interest rate on Peso-denominated government securities for the fiscal year ended December 31, 2018 was 33.21%, as compared to 16.24% for the fiscal year ended December 31, 2017.This increase, was primarily attributable to higher interest rates on securities (Leliqs) issued by the Argentine Central Bank. The average interest rate of foreign currency-denominated government securities for the fiscal year ended December 31, 2017 was 2.65%, as compared to 4.68% for fiscal year ended December 31, 2017. This decrease was primarily attributable to changes in the investment portfolio.

These variations were mainly a result of net income from financial instruments related to Banco Galicia, which represents 92% of our total consolidated financial instruments. Banco Galicia’s net income from financial instruments for the fiscal year ended December 31, 2018 amounted Ps.16,048 million, as compared to Ps.6,726 million for the fiscal year ended December 31, 2017, a 139% increase. This increase was primarily attributable to an increase in income from government securities.

Gold and Foreign Currency Quotation Differences

Gold and foreign currency quotation differences for the fiscal year ended December 31, 2018 were equal to Ps.3,777 million, as compared to Ps.3,479 million for the fiscal year ended December 31, 2017, a 9% increase. This increase was primarily the result of an increase in foreign currency brokerage at Banco Galicia for the fiscal year ended December 31, 2018 equal to Ps.5,989 million, as compared to Ps.2,943 million of the fiscal year ended December 31, 2017, a 103% increase.

Other Operating Income

The following table sets forth the various components of other operating income.

	For the Year Ended December 31,		Change (%)
	2018	2017	2018/2017
	(in millions of Pesos)
Other financial income (1) (2)	390	58	572
Commission on Product Package (1)	2,731	2,804	(3)
Rental of safe deposit boxes (1)	516	512	1
Other fee income (1)	4,082	3,177	28
Other adjustments and interest on miscellaneous receivables	1,599	456	251
Other	2,475	1,990	24
Total other operating income	11,793	8,997	31
1)	Item included for calculating the efficiency ratio.
2)	Item included for calculating the financial margin.

Other operating income for the fiscal year ended December 31, 2018 was equal to Ps.11,793 million, as compared to Ps.8,997 million for the fiscal year ended December 31, 2017, a 31% increase. This increase was mainly the result of a increase in income from other fees for the fiscal year ended December 31, 2018, which was equal to Ps.4,082 million, as compared to Ps.3,177 million for the fiscal year ended December 31, 2017.

Other operating income related to banking activity was equal to Ps.7,183 million, as compared to Ps.5,082 million for the fiscal year ended December 31, 2017, a 41% increase.

Other operating income related to Regional Credit Cards for the fiscal year ended December 31, 2018 was equal to Ps.3,682 million, as compared to Ps.4,058 million for the fiscal year ended December 31, 2017, a 9% decrease.

Other operating income related to insurance activity for the fiscal year ended December 31, 2018 was equal to Ps.164 million, as compared to Ps.73 millon for the fiscal year ended December 31, 2017, a 125% increase.

Income from Insurance Activities

The following table shows the results generated by insurance activities:

	For the Year Ended December 31,		Change (%)
	2018	2017	2018/2017
	(in millions of Pesos, except percentages)
Premiums and Surcharges Accrued	4,687	5,261	(11)
Claims Accrued	(536)	(605)	(11)
Surrenders	(6)	(7)	(14)
Life and Ordinary Annuities	(8)	(9)	(11)
Underwriting and Operating Expenses	(1,285)	(1,300)	(1)
Other Income and Expenses	17	(25)	(168)
Total Income from Insurance Activities	2,869	3,315	(13)

Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the fiscal year ended December 31, 2018 was equal to Ps.2,869 million, as compared to Ps.3,315 million for the fiscal year ended December 31, 2017, a 13% decrease. This decrease was mainly due to the decrease in the volume of earned premiums and surcharges, but was partially offset by a decrease in the number of insurance claims filed.

Loan and Other Receivables Loss Provisions

Loan and other receivables loss provisions for the fiscal year ended December 31, 2018 were equal to Ps.16,300 million, as compared to Ps.7,294 million for the fiscal year ended December 31, 2017, a 123% increase. This increase was primarily attributable to an increase in the amount of consumer loans in arrears and an increase in costs associated with compliance on current loans as a consequence of the increase in the size of the credit portfolio.

Loan and other receivables loss provisions related to banking activity were equal to Ps.10,873 million, as compared to Ps.3,899 million for the fiscal year ended December 31, 2017, a 179% increase. This increase was related to an increase in the loans in default and an increase in costs associated with compliance on current loans as a consequence of the increase in the size of the credit portfolio.

Loan and other receivables loss provisions related to Regional Credit Cards for the fiscal year ended December 31, 2018 were equal to Ps.5,349 million, as compared to Ps.3,273 million for the fiscal year ended December 31, 2017, a 63% increase. This increase was related to an increase in the loans in default and an increase in costs associated with compliance on current loans as a consequence of the increase in the size of the credit portfolio.

Personnel Expenses

Personnel expenses for the fiscal year ended December 31, 2018 were equal to Ps.17,026 million, as compared to Ps.17,089 million fo the fiscal year ended December 31, 2017, a Ps.63 million decrease. This decrease was primarily attributable to an agreement with labor unions to index employee salaries for inflation with the objective of maintaining wages in line with inflation.

Personnel expenses related to banking activity for the fiscal year ended December 31, 2018 were equal to Ps.11,544 million, as compared to Ps.11,356 million of the fiscal year ended December 31, 2017, a 2% increase.

Personnel expenses related to Regional Credit Cards for the fiscal year ended December 31, 2018 were equal to Ps.4,791 million, as compared to Ps.5,011 million for the fiscal year ended December 31, 2017, a 4% decrease. This decrease was primarily attributable to the reorganization as a result of the merger with Tarjeta Nevada.

Personnel expenses related to insurance activity for the fiscal year ended December 31, 2018 were equal to Ps.575 million, as compared to Ps.552 million for the fiscal year ended Decemeber 31, 2017, a 4% increase.

Administrative Expenses

The following table sets forth the components of our consolidated administrative expenses:

	For the Year Ended December 31,		Change (%)
	2018	2017	2018/2017
	(in millions of Pesos, except percentages)
Fees and Compensation for Services	1,217	519	134
Directors’ and Syndics’ Fees	174	134	30
Advertising and Publicity	1,278	1,238	3
Taxes	3,369	3,523	(4)
Maintenance and Repairs	1,416	1,036	37
Electricity and Communication	961	920	4
Entertainment and Transportation Expenses	102	131	(22)
Stationery and Office Supplies	211	202	4
Rentals	826	738	12
Administrative Services Hired	1,294	1,287	1
Security	559	625	(11)
Insurance	454	455	—
Others	4,218	3,616	17
Total Administrative Expenses	16,079	14,424	11

Administrative expenses for the fiscal year ended December 31, 2018 were equal to Ps.16,079 million, as compared to Ps.14,424 million for the fiscal year ended December 31, 2017, an 11% increase.

Fees and compensation for services for the fiscal year ended December 31, 2018 were equal to Ps.1,217 million, as compared to Ps.519 million for the fiscal year ended December 31, 2017, a 134% increase. Our remaining administrative expenses remained stable year-over-year.

Administrative expenses related to banking activity for the fiscal year ended December 31, 2018 were equal to Ps.10,466 million, as compared to Ps.9,287 million for the fiscal year ended December 31, 2017, a 13% increase.

Administrative expenses related to Regional Credit Cards for the fiscal year ended December 31, 2018 were equal to Ps.4,955 million, as compared to Ps.4,516 million for the fiscal year ended December 31, 2017, a 10% increase. This increase was primarily attributable to an increase in costs related to different services rendered.

Administrative expenses related to insurance activity for the fiscal year ended December 31, 2018 were equal to Ps.409 million, as compared to Ps.450 million for the fiscal year ended December 31, 2017, a 9% decrease.

Depreciation and Impairment of Assets

Depreciation and impairment of assets for the fiscal year ended December 31, 2018 was equal to Ps.1,652 million, as compared to Ps.1,439 million for the fiscal year ended December 31, 2017, a 15% increase. This increase was primarily attributable to an increase in the depreciation of property, plants and equipment equal to Ps.1,116 million for the fiscal year ended December 31, 2018, as compared to Ps.1,040 million for the fiscal year ended December 31, 2017.

Depreciation and impairment of assets related to banking activity for the fiscal year ended December 31, 2018 was equal to Ps.1,019 million, as compared to Ps.918 million for the fiscal year December 31, 2017, a 11% increase.

Depreciation and impairment of assets related to Regional Credit Cards for the fiscal year ended December 31, 2018 was equal to Ps.533 million, as compared to Ps.460 million for the fiscal year ended December 31, 2017, a 16% increase.

Depreciation and impairment of assets related to insurance activity for the fiscal year ended December 31, 2018 was equal to Ps.91 million, as compared to Ps.48 million for the fiscal year ended December 31, 2017, a 98% increase.

Other Operating Expenses

	For the Year Ended December 31,		Change (%)
	2018	2017	2018/2017
	(in millions of Pesos)
Contributions to the Guarantee Fund (1) (2)	511	438	17
Other financial expenses (1) (2)	546	320	71
Turnover tax (1)	8,648	6,977	24
On operating income (2)	4,684	4,017	17
On fees	3,724	2,801	33
On other items	240	159	51
Other fee-related expenditures (2)	5,070	4,797	6
Other provisions	1,056	360	193
Claims	310	199	56
Other	758	1,514	(50)
Total other operating expenses	16,899	14,605	16

(1)	Item included for calculating the efficiency ratio.
(2)	Item included for calculating the financial margin.

Other operating expenses for the fiscal year ended December 31, 2018 were equal to Ps.16,899 million, as compared to Ps.14,605 million of the fiscal year ended December 31, 2017, a 16% increase. This increase was primarily attributable to a 24% increase in turnover tax.

Other operating expenses related to banking activity for the fiscal year ended December 31, 2018 were equal to Ps.12,824 million, as compared to Ps.10,507 million of the fiscal year ended December 31, 2017, a 22% increase.

Other operating expenses related to Regional Credit Cards for the fiscal year ended December 31, 2018 were equal to Ps.4,005 million, as compared to Ps.4,020 million of the fiscal year ended December 31, 2017, a 0.4% decrease.

Loss on Net Monetary Position

Loss on net monetary position for the fiscal year ended December 31, 2018 was equal to Ps.18,064 million, as compared to Ps.6,823 million of the fiscal year ended December 31, 2017, a 165% increase.

Loss on net monetary position related to banking activity for the fiscal year ended December 31, 2018 was equal to Ps.11,205 million, as compared to Ps.2,629 million of the fiscal year ended December 31, 2017, a 326% increase.

Loss on net monetary position related to Regional Credit Cards for the fiscal year ended December 31, 2018 was equal to Ps.3,845 million, as compared to Ps.2,140 million of the fiscal year ended December 31, 2017, a 80% increase.

Loss on net monetary position related to insurance activity for the fiscal year ended December 31, 2018 was equal to Ps.561 million, as compared to Ps.346 million of the fiscal year ended December 31, 2017, a 62% increase.

Profits from Joint Ventures

Grupo Galicia did not recognize any income in connection with profits from joint ventures as result of the sale of Nova Re Compañia Argentina de Reaseguros S.A. (sold in September 2017) and the reclassification of results from Prisma Medios de Pago S.A. to other operating income.

Income Tax from Continuing Operations

Income tax from continuing operations for the fiscal year ended December 31, 2018 was equal to Ps.6,913 million, as compared to Ps.7,319 million for the fiscal year ended December 31, 2017, a 6% increase.

Income tax from continuing operations related to banking activity for the fiscal year ended December 31, 2018 was equal to Ps.6,637 million, as compared to Ps.4,478 million for the fiscal year ended December 31, 2017, a 48% increase.

Income tax from continuing operations related to Regional Credit Cards for the fiscal year ended December 31, 2018 was equal to Ps.1,286 million, as compared to Ps.2,721 million for the fiscal year ended December 31, 2017, a 53% decrease.

Income tax from continuing operations related to insurance activity for the fiscal year ended December 31, 2018 was equal to Ps.310 million, as compared to Ps.411 million for the fiscal year ended December 31, 2017, a 25% decrease.

Net Loss from Discontinued Operations

Net loss from discontinued operations for the fiscal year ended December 31, 2018 was equal to Ps.291 million, as compared to Ps.322 million for the fiscal year ended December 31, 2017, a 10% decrease.

Net Loss

Based on the above our net loss for the fiscal year ended December 31, 2018 was equal to Ps.3,830 million, as compared to net income equal to Ps.7,278 million for the year ended December 31, 2017, a 153% decrease in net income.

Consolidated Assets

The main components of our consolidated assets as of the dates indicated below were as follows:

	As of December 31,				As of January 1,
	2018		2017		2017
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Cash and due from banks	143,309	25	87,045	18	121,184	27
Debt Securities	75,935	13	42,748	9	28,818	6
Net loans and other financing	282,710	50	284,355	58	245,703	55
Other Financial Assets	38,304	7	39,042	8	20,416	5
Equity investments in subsidiares, associates and joint bussinesses	—	—	—	—	287	—
Property , Plant and Equipment	19,363	3	18,209	4	16,348	4
Intangible Assets	4,587	1	1,725	—	1,661	—
Other Assets	4,876	1	5,657	1	5,278	1
Assets available for sale	608	—	10,860	2	10,919	2
Total Assets	569,692	100	489,641	100	450,614	100

Of our Ps.569,692 million total assets as of December 31, 2018, Ps.511,338 million, or 91%, corresponded to Banco Galicia on an individual basis and Ps.52,713 million, or 9% corresponded to Tarjetas Regionales on a consolidated basis. The remaining 1% was primarily attributable to Sudamericana on a consolidated basis. The composition of our assets demonstrates an increase in the amounts of all line items.

The item “Cash and Due from Banks” included cash for Ps.143,309 million, balances held at the Argentine Central Bank for Ps.119,191 million and balances held in correspondent banks for Ps.2,929 million. The balance held at the Argentine Central Bank is used for meeting the minimum cash requirements set by the Argentine Central Bank.

Our holdings of debt securities as of December 31, 2018 was Ps.75,935 million. Our holdings of government and private securities are shown in more detail in Item 4. “Information on the Company”—B. “Operating Overview”─ “Selected Statistical Information”— “Debt and Equity Securities”.

Our total net loans and other financing were Ps.282,710 million as of December 31, 2018, of which Ps.243,232 million corresponded to Banco Galicia’portfolio and Ps.44,051 corresponded to Regional Credit Card Companies’ portfolios, the remaining amount to secured loans held by Sudamericana. For more information on loan and other financing activities portfolios, see Item 4. “Information on the Company”—B. “Operating Overview”─ “Selected Statistical Information”— “Loan and Other Financing Portfolio”.

Exposure to the Argentine Public Sector

The following table shows our total net exposure, primarily related to Banco Galicia, to the Argentine public sector as of December 31, 2018 and 2017 and as of January 1, 2017.

	As of December 31,		As of January 1,
	2018	2017	2017
	(in millions of Pesos)
Government securities net position	84,003	42,671	26,748
Lebacs	54	26,944	16,158
Leliq	70,157	—	—
Botes	8,976	—	—
Other	4,816	15,727	10,590
Other Financing Assets	57	66	87
Loans and Others Financing	13	12	5
Certificate of Participation in Trusts	44	54	82
Total (1)	84,060	42,737	26,835

(1)	Does not include deposits with the Argentine Central Bank, which constitute one of the items by which Banco Galicia complies with the Argentine Central Bank’s minimum cash requirements.

As of December 31, 2018, the exposure to the public sector amounted to Ps.84,060 million, an increase of 97% as compared to Ps.42,737million for the year ended December 31, 2017. Excluding the debt securities issued by the Argentine Central Bank, the Bank’s exposure amounted to Ps.13,849 million equal to 2% of total assets.

Funding

Banco Galicia’s and the Regional Credit Card Companies’ lending activities are our main asset-generating businesses. Accordingly, most of our borrowing and liquidity needs are associated with these activities. We also have liquidity needs at the level of our holding company, which are discussed in Item 5. “Operating and Financial Review and Prospects”—B. “Liquidity and Capital Resources”—“Liquidity-Holding Company on an Individual Basis”. Our objective is to maintain cost-effective and well diversified funding to support current and future asset growth in our businesses. For this, we rely on diverse sources of funding. The use and availability of funding sources depends on market conditions, both local and foreign, and prevailing interest rates. Market conditions in Argentina include a structurally limited availability of domestic long-term funding.

Our funding activities and liquidity planning are integrated into our asset and liability management and our financial risks management and policies. The liquidity policy of Grupo Financiero Galicia is described in Item 5. “Operating and Financial Review and Prospects”—B. “Liquidity and Capital Resources”—“Liquidity Management” and our other financial risk policies, including interest rate, currency and market risks are described in Item 11. “Quantitative and Qualitative Disclosures about Market Risk”. Our funding sources are discussed below.

Traditionally, our primary source of funding has been Banco Galicia’s deposit taking activity. Although Banco Galicia has access to Argentine Central Bank financing, management does not view this as a primary source of funding in line with our overall strategies discussed herein. Other important sources of funding have traditionally included issuing foreign currency-denominated medium and long-term debt securities issued in foreign capital markets and borrowing from international banks and multilateral credit agencies. Banco Galicia entered into a master loan agreements with the IFC in 2016, for US$130 million, divided into two parts, one of them with the purpose of funding long-term loans to SMEs and the other part with the purpose of funding renewable energy project and efficiency energy power project. Aditionally, Banco Galicia entered into master bond agreements with the IFC for US$100 million in order to expand its loan program for environmental efficiency projetcs.

Selling government securities under repurchase agreement transactions has been a recurrent source of funding for Banco Galicia. Although not presently a key source of funding, repurchase agreement transactions are part of the liquidity policy of the Bank. Within its liquidity policy, Banco Galicia considers its unencumbered liquid government securities holdings as part of its available excess liquidity. See Item 5. “Operating and Financial Review and Prospects” —B. “Liquidity and Capital Resources”—“Liquidity Management”.

The Regional Credit Card Companies fund their business through the issuance of notes in the local and international capital markets, borrowing from local financial institutions and debt with merchants generated in the ordinary course of business of any credit card issuing company. In 2018, the Regional Credit Card Companies issued notes in an amount equal to US$1,000 million.

Below is a breakdown of our funding as of the dates indicated:

	As of December 31,				As of January 1,
	2018		2017		2017
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Deposits	360,097	63	296,367	61	277,078	61
Checking Accounts	39,854	7	48,899	10	51,554	11
Savings Accounts	198,891	35	148,250	30	97,877	22
Time Deposits	113,269	20	94,302	19	91,468	20
Time Deposits - UVA	1,985	—	890	—	153	—
Others	2,066	—	1,896	—	34,387	8
Interests And Adjustments	4,032	1	2,130	—	1,639	—
Credit Lines	19,446	3	11,619	2	12,717	3
Argentine Central Bank	29	—	23	—	23	—
Domestic Financial Institutions	7,303	1	4,167	1	8,616	2
International Banks and Credit Agencies	12,114	2	7,429	2	4,078	1
Debt Securities (Unsubordinated and Subordinated) (1)	39,752	7	27,407	6	29,338	7
Other obligations (2)	88,549	16	86,770	18	85,808	19
Shareholders’ Equity	61,848	11	67,478	14	45,673	10
Total	569,692	166	489,641	163	450,614	164

(1)	Each item includes principal, interest accrued, exchange rate differences and premiums payable, as well as UVA adjustment, where applicable.
(2)	It includes debts with stores due to credit card transactions, collections on account of third parties in Pesos and foreign currency, miscellaneous obligations and allowances, among others.

The main sources of funds are deposits from the private sector, lines of credit extended by local banks and entities, international banks and multilateral credit agencies, repurchase transactions mainly related to government securities, mid- and long-term debt securities placed in the local and international capital market and debts with stores due to credit card transactions.

As of December 31, 2018, deposits represented 63% of our funding, up from 61% as of December 31, 2017. Our deposit base increased 22% in 2018 as compared to 2017. During fiscal year 2018, the Ps.63,730 million increase in deposits was due to an increase in transactional deposits (deposits in savings accounts and time deposits, with increases of 34% and 20%, respectively). For more information on deposits, see Item 4. “Information on the Company”—B. “Business Overview” — “Selected Statistical Information”—“Deposits”.

As of December 31, 2018, credit lines from international banks and credit agencies amounted to Ps.12,114 million. Of this total, Ps.5,644 million corresponded to prefinancing and foreign trade transactions; Ps.4,591 million corresponded to amounts received from the IFC pursuant to a loan agreement and Ps.1,879 million corresponded to amounts received from the IDB pursuant to a loan agreement.

Our debt securities outstanding (only principal) were Ps.39,752 million as of December 31, 2018, as compared to Ps.27,407 million as of December 31, 2017.

Of the total debt securities outstanding as of December 31, 2018, Ps.26,133 million corresponded to Peso-denominated debt, of which Ps.11,671 million corresponded to notes issued by Banco Galicia and Ps.14,462 million corresponded to notes issued by Tarjeta Naranja (which includes notes issued by Tarjetas Cuyanas). The remaining Ps.13,619 million of outstanding debt securities corresponded to foreign currency-denominated debt in respect of subordinated notes due in 2026 issued by Banco Galicia and the master bond agreement with the IFC.

As of December 31, 2018, the breakdown of our debt was as follows:

	December 31, 2018
	Currency	Expiration	Annual Interest Rate	Total(*)
	(in millions of Pesos, except for rates)
Banco Galicia
ON Subordinated	US$		(2)(3)	9,768
Green Bond	US$		5.90%	3,851
Class III	$		(1)(3)	2,472
Class IV	$		(2)(4)	2,126
Class V Series I	$		(5)	4,898
Class V Series II	$		(6)	2,175
Tarjeta Naranja
XXXIII Series II		$04.13.19	Minimum 37% Rate/Badlar +5.40%	413
XXXIV Series II		$06.29.20	Minimum 32% Rate/Badlar +4.67%	541
XXXV Series II		$09.27.20	Minimum 26% Rate/Badlar +3.99%	728
XXXVI Series II		$12.07.19	Minimum 25.25% Rate/Badlar + 4%	649
XXXVII		$04.11.22	Minimum 15% Rate/Badlar + 3.50%	4,083
XXXVIII		$05.13.19	Minimum 29.05% Rate/MR20 + 4%	538
XXXIX		$09.14.19	Minimum 26.75% Rate/MR 20 +3.4%	804
XL Series I		$10.10.19	25.98% Fixed Rate	709
XL Series II		$10.10.20	Minimum 27% Rate/Badlar + 3.69%	1,548
XLI Series I		$11.15.19	54% Fixed Rate	905
XLI Series II		$05.15.20	Badlar + 10%	347
XLII		$09.30.19	58% Fixed Rate	1,234
Tarjeta Naranja(**)
XXIV Series II		$05.05.19	Minimum 37% Rate/Badlar + 4.98%	172
XXV		$07.26.20	Minimum 30% Rate/Badlar + 3.94%	431
XXVI Series II		$10.24.20	Minimum 26% Rate/Badlar + 4.00%	359
XXVII Series II		$02.10.20	Minimum 23.5% Rate/Badlar + 3.50%	500
XXVIII Series I		$06.09.19	Minimum 25% Rate/Badlar + 3.05%	127
XXVIII Series II		$06.09.21	Minimum 25% Rate/Badlar + 3.70%	374
Total				39,752
(*)	Includes principal and interest.
(**)	Negotiable Obligations absorbed as part of the merger with Tarjeta Naranja S.A.
(1)

As specified in the terms and conditions of the issuance, they were converted to $2,360,360 Investor assumes the exchange rate risk since the service of interest and principal is calculated on the basis of the principal amount in Pesos converted into US Dollars on each payment date.

(2)	Variable rate equal to the simple arithmetic average of private Badlar, plus 2.69%, which will be payable quarterly as from May 17, 2017.
(3)	Variable rate equal to the simple arithmetic average of private Badlar, plus 2.98%, which will be payable quarterly as from August 18, 2017.
(4)	Annual nominal fixed 25.98% rate; principal and interest will be settled in full upon maturity.
(5)

Variable rate equal to the simple arithmetic average of private Badlar, plus 3.5%, which will be payable quarterly as from July 26, 2018. Principal in respect of this Series will be repaid upon maturity.

For more information see “—Contractual Obligations” below.

Ratings

The following are our ratings as of the date of this annual report:

December 31, 2018
	Standard & Poor’s	Fitch Argentina	Evaluadora Latinoamericana	Moody’s
Local Ratings
Grupo Financiero Galicia S.A.
Rating of Shares	1
Banco de Galicia
Counterparty Rating	raAA
Debt (Long-Term / Short Term)		A1+(arg)
Subordinated Debt			A+
Deposits (Long Term / Short Term)	raAA- / raA-1+
Deposits (Local Currency / Foreign Currency)				A1.ar / Baa1.ar
Trustee				TQ2+
Tarjeta Naranja S.A.
Medium-/Long-Term Debt		AA-(arg)
Tarjetas Cuyanas S.A.
Long-Term Debt		AA-(arg)
International Ratings
Banco de Galicia
Long-Term Debt	B			B2
Subordinated Debt	CCC			B3

(*)	See “—Contractual Obligations”.

Debt Programs

On March 9, 2009, Grupo Financiero Galicia’s shareholders, during an ordinary shareholders’ meeting, and the Board of Directors created a global short‑, medium‑ and long‑term notes program, for a maximum outstanding amount of US$60 million. This program was authorized by the CNV pursuant to Resolution No.16,113 of April 29, 2009.

In August 2012, during an extraordinary shareholders’ meeting, it was decided to ratify the decision made at the ordinary and extraordinary shareholders’ meeting held in April 2010 with regard to the approval of the US$40 million increase in the amount of Grupo Financiero Galicia’s global notes program. Therefore, once approved by the CNV, the amount was for up to US$100 million or its equivalent in other currencies. On May 8, 2014, the CNV, pursuant to Resolution No.17,343, granted an extension of the debt program for another five year period.

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

In April 2016, Grupo Financiero Galicia cancelled, upon maturity, all of its outstanding Class VI Series I notes.

On January 31, 2017, Grupo Financiero Galicia cancelled, upon maturity, all of its outstanding Class V, Series II notes.

On July 27, 2017, Grupo Financiero Galicia cancelled, upon maturity, all of its outstanding Class VII notes.

On October 23, 2017, Grupo Financiero Galicia cancelled, upon maturity, all of its outstanding Class VI Series II notes.

Currently, Grupo Financiero Galicia does not have any outstanding debt under its notes program that was put into place in 2009.

Banco Galicia has a program in place for the issuance and re-issuance of non-convertible notes, subordinated or non-subordinated, floating or fixed-rate, secured or unsecured, with a term from 30 days to up to 30 years, for a maximum outstanding principal amount of up to US$342.5 million. This program was originally approved by the CNV on November 4, 2005 and was mostly recently extended on January 26, 2017 by the CNV until January 26, 2022. Pursuant to Resolution No.18,480, the CNV also approved an increase of the maximum outstanding principal amount under the program to US$1,100 million. Pursuant to Resolution No.19,520, dated May 17, 2018, the CNV approved an increase of the maximum outstanding principal amount under the program to US$2,100 million and the modification of the terms and conditions of the same.

During the 2016 fiscal year, Banco Galicia issued certain subordinated Class II notes due 2026 for a nominal value of US$250 million. The proceeds of this issuance were used to redeem the Bank’s outstanding subordinated notes due 2019.

During the 2017 fiscal year, Banco Galicia issued Class III notes in an aggregate principal amount of US$150.5 million due 2020 and Class IV notes in an aggregate principal amount of Ps.2,000 million due 2020.

During the 2018 fiscal year, Banco Galicia issued Series I Class V notes in an aggregate principal amount of Ps.4,209 million due 2020 and Series II Class V noties in an , aggregate principal amount of Ps.2,032 million due 2020.

Tarjeta Naranja has a Global Short-Term, Medium-Term and Long-Term Note Program for the issuance of up to US$1,000 million (or the equivalent amount in other currencies) that was approved by the CNV on May 10, 2018. Such notes may be unsecured or secured, denominated in Pesos, Dollars or, at Tarjeta Naranja’s option, in other currencies, with maturities of not less than 30 days after their issuance date. Also, they may be offered in separate classes and/or series and may be re issued, as applicable, in the amounts, at the prices and under the conditions to be established and specified in the applicable pricing supplement.

The program contains certain restrictions on liens, subject to the provisions established in the applicable pricing supplement with respect to each class and/or series of notes, so long as any note issued under such program remains outstanding.

Certain notes issued under Tarjeta Naranja’s program are subject to covenants that limit the ability of Naranja and their subsidiaries, subject to important qualifications and exceptions, to declare or pay any dividend or make any distribution in respect of its capital stock; redeem, repurchase or retire its capital stock; make certain restricted payments; consolidate, merge or transfer assets; and incur any indebtedness, among others.

As a result of the merger with Tarjetas Cuyanas, as of October 1, 2017, Tarjeta Naranja incorporated into its assets Tarjetas Cuyanas’ outstanding debt. Beginning on October 1, 2017, Tarjeta Naranja made principal and interest payments in respect of such debt.

As of December 31, 2018, Tarjeta Naranja’s total debt issued under both programs was equal to an outstanding principal amount outstanding of Ps.11,805 million (approximately US$365.1 million).

Contractual Obligations

The table below identifies the total amounts (principal and interest) of our main on balance-sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due as of December 31, 2018.

	December 31, 2018
	Maturity	Anual Interest Rate	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Banco Galicia
Deposits
Time Deposits (Ps./US$)	Various	Various	115,253	115,200	36	17	—
Bonds
Notes Class III Due 2020 (Ps.) (1)	2020	Badlar + 269 bp	2,226	—	2,226	—	—
Notes Class IV Due 2020 (Ps.) (2)	2020	Badlar + 298 bp	2,000	—	2,000	—	—
Notes Class V Series II Due 2020 (Ps.) (3)	2020	26.00%	4,209	—	4,209	—	—
Notes Class V Series II Due 2020 (Ps.) (4)	2021	Badlar + 350 bp	2,027	—	2,027	—	—
Green Bond - IFC (U$S)	2025	5.90%	3,745	—	832	1,665	1,248
2026 Subordinated Notes (US$) (5)	2026	8.30%	9,417	—	—	—	9,417
Loans
IFC Financial Loans (US$)	Various	Various	4,591	1,080	2,503	882	126
Other Financial Loans (US$) (6)	Various	Various	5,644	5,644	—	—	—
IDB Financial Loans (US$)	Various	Various	1,879	1,873	4	1	1
IDB Financial Loans (Ps.)	Various	Various	175	50	76	42	7
Linea Fontar	Various	Various	2	2	—	—	—
BICE Financial Loans (Ps.)	Various	Various	2,765	818	1,462	471	14
BICE Financial Loans (US$)	Various	Various	115	11	57	47	—
Short-term Intrebank Loans (Ps.)	2019	Various	804	804	—	—	—
Corresponsales	2019	0.00%	1,584	1,584	—	—	—
Argentine Central Bank	2019	0.00%	28	28	—	—	—
Argentine Central Bank	2019	0.00%	1	1	—	—	—
Repos
Repos (Ps.)	2019	50.00%	53	53	—	—	—
Repos (US$)	2019	4.02	1,890	1,890	—	—	—
Tarjetas Regionales
Financial Loans with Local Banks (Ps.)	Various	Various	1,764	1,764	—	—	—
Notes (Ps.)	Various	Various	13,222	5,160	6,845	1,217	—
Total			173,395	135,962	22,277	4,343	10,813

Principal and interest. Includes the UVA adjustment, where applicable.

(1)	Interest payable quarterly in cash, adjustable rate of Badlar + 269 bps Principal payable in full on February 17, 2020.
(2)	Interest payable in cash quarterly in cash, adjustable rate of Badlar + 298 bps Principal payable in full on May 18, 2020.
(3)	Interest payable in cash and principal payable in full on April 26, 2020.
(4)	Interest payable in cash quarterly in cash, adjustable rate of Badlar + 350 bps Principal payable in full on April 26, 2021.
(5)	Interest payable in cash semi-annually, fixed rate of 8.25%, up to July 19, 2021, when benchmark rate will be a 7.156% additional. Principal payable in full on July 19, 2026.
(6)	Borrowings to finance international trade operations to Bank customers.

Off- Balance Sheet Contractual Obligations

Operating Leases

As of December 31, 2018, we also had off-balance sheet contractual obligations arising from the leasing of certain properties used as a part of our distribution network. The estimated future lease payments in connection with these properties are as follows:

December 31, 2018
(In millions of Pesos)
2019	821
2020	1,816
2021	575
2022	2,073
2023 and after	6,191
Total Operating Leases	11,476

Off-Balance Sheet Arrangements

Our off-balance sheet risks mainly arise from Banco Galicia’s activities. In the normal course of its business and in order to meet customer financing needs, Grupo Galicia is a party to financial instruments with off-balance sheet risk. These instruments expose us to credit risk in addition to loans recognized on our consolidated balance sheets. These financial instruments include commitments to extend credit, standby letters of credit and guarantees.

The same internal regulations and policies apply for commitments to extend credit, standby letters of credit and guarantees. Outstanding commitments and guarantees do not represent an unusually high credit risk for Grupo Galicia.

Commitments to Extend Credit

Commitments to extend credit are agreements to lend to a customer at a future date, subject to meeting certain contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis.

Guarantees

Guarantees are agreements and/or commitments to reimburse or make payment on account of any losses or non-payments by a borrower in an event of default scenario and include surety guarantees in connection with transactions between two parties.

Stand-By Letters of Credit and Foreign Trade Transactions

Standby letters of credit and guarantees granted are conditional commitments issued by Banco Galicia to guarantee the performance of a customer to a third party. Banco Galicia also provides conditional commitments for foreign trade transactions.

Our exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, guarantees granted and acceptances is represented by the contractual notional amount of those investments.

Our credit exposure related to these items as of December 31, 2018 is set forth below:

December 31, 2018
(in millions of Pesos)
Agreed Commitments	14,947
Export and Import Documentary Credits	1,080
Guarantees Granted	16,293
Responsibilities for Foreign Trade Transactions	235

As of December31, 2018, the primary fees related to the above-mentioned commitments were as follows.

December 31, 2018
(in millions of Pesos)
For Agreed Credits	122
For Export and Import Documentary Credits	69
For Guarantees Granted	82

The credit risk of these instruments is similar as the credit risk associated with credit facilities provided to individuals and companies. To provide guarantees to our customers, we may require counter-guarantees, which are classified as follows:

December 31, 2018
(in millions of Pesos)
Other Preferred Guarantees Received	6,796
Other Guarantees Received	296

In addition, checks to be debited and credited, notes, invoices and miscellaneous items subject to collection are recorded in memorandum accounts until such instruments are approved or accepted.

The risk of loss in these offsetting transactions is not significant.

December 31, 2018
(in millions of Pesos)
Checks and Drafts to be Debited	3,448
Checks and Drafts to be Credited	4,444
Values for Collection	27,626

Grupo Galicia acts as trustee pursuant to trust agreements to secure obligations in connection with financing transaction undertaken by its customers. The amount of funds and securities held in trust as of December 31, 2018 is as follows:

December 31, 2018
(in millions of Pesos)
Trust Funds	5,869
Securities Held in Custody	432,047

These funds and securities are not included in Grupo Galicia’s consolidated financial statements as it does not have control over the same. For additional information regarding off-balance sheet financial instruments, see Note 49 to our audited consolidated financial statements.

Principal Trends

Related to Argentina

In early 2018, Argentina was able to obtain one third of its financing needs for the remainder of the fiscal year after regaining access to the international markets in 2017.

With respect to the foreign exchange market, proceeds from foreign currency-denominated debt issuances represented the main source of foreign currency, until this trend reverted as a result of a highly volatile foreign currency exchange rate. Following the depreciation of the Peso during 2018, the exchange rate is expected to remain stable in real terms throughout 2019. With respect to monetary policy, following a difficult 2018, contractionary trends may continue until the market’s inflationary expectations are brought in line with Argentine Central Bank objectives.

As the financing goals for 2018 set by the Argentine Treasury were surpassed, we expect that during 2019 the Argentine Treasury will continue to focus on gradually stabilizing the Argentine government’s budget balance. Improvements in exports, together with a moderate increase in real salaries, are expected to contribute to an increase in economic growth in Argentina in 2019.

Related to the Financial System

We believe that the Argentine financial system will continue to increase its interaction with the private sector, which is expected to maintain its current capital structure, characterized by a focus on short term credit and high liquidity assets. We do not expect credit to grow in terms of GDP during 2019.

In terms of the financial reputation of the Argentine financial system, it is expected that the net results of the system in 2018 will enable the system overall to meet minimum capitalization requirements set forth in the Basel Committee regulations. Income from holdings, in particular those associated with returns on liquidity, is expected to be a main source of operating income in 2019 and it is also expected that banks will continue to improve their operating efficiency.

Portfolio quality indicators are expected to be influenced by macroeconomic factors, although a solid systemic position is expected to prevail, even as compared to other strong economies in South America.

We believe that the Argentine financial system will continue to demonstrate strong fundamental indicators in 2019. In addition, increases in hedging arrangements and excess capital will be a source strength to the extent loan portfolios in default continue to increase. Low leverage levels as compared to companies and individuals in the region demonstrate the potential for Argentine financial institutions to remain strong despite volatility in inflation and the Peso.

Related to Us

It is expected that the level of activity of all the subsidiaries of Grupo Financiero Galicia will be consistent with the overall expectations for the Argentine economy and the Argentine Financial System. Given that Banco Galicia is the most significant asset of Grupo Financiero Galicia, we refer to the trends related to Banco Galicia.

In 2019, Banco Galicia expects to continue its strategy of providing distinguishing experiences to its clients and offering high-quality products and services to satisfy the needs of each segment of customers, working to increase its volume of financial intermediation activities with the private sector and to improve its recurring operating results, controlling administrative expenses in an effort to improve operational efficiency and maintaining an adequate diversification and risk coverage.

The analysis of these trends should be read in conjunction with the discussion in Item 3. “Key Information”— D. “Risk Factors”, and with consideration that the Argentine economy has been historically volatile, which has negatively affected the volume and growth of the financial system.

B. Liquidity and Capital Resources

Liquidity - Holding Company on an Individual Basis

We generate our net earnings/losses from our operating subsidiaries, specifically Banco Galicia, our main operating subsidiary. Banco Galicia’s dividend-paying ability has been affected since late 2001 by the effects of the 2001-2002 liquidity crisis and its impact on Banco Galicia’s income-generation capacity. In addition, there were other restrictions on Banco Galicia’s ability to pay dividends resulting from applicable Argentine Central Bank rules and the loan agreements entered into by Banco Galicia as part of its foreign debt restructuring. See Item 8. “Financial Information”─A. “Consolidated Statements and Other Financial Information”— “Dividend Policy and Dividends.”

From 2002 to 2010 we did not receive any dividends from Banco Galicia, which is the primary source of funds available to us. On April 27, 2011, during the shareholders’ meeting of Banco Galicia, a distribution of cash dividends for a total amount of Ps.100 million was approved. Since that date, regulations issued by the Argentine Central Bank have affected Banco Galicia´s ability to pay dividends.

On April 25, 2017, Banco Galicia’s shareholders approved the distribution of cash dividends for a total amount of Ps.1,500 million for the year ended December 31, 2018, which is expected to be distributed to shareholders in May 2019.

The extent to which a banking subsidiary may extend credit or otherwise provide funds to a holding company is limited by Argentine Central Bank rules. For a description of these rules, see Item 4. “Information on the Company”─B.”Business Overview”─”Argentine Banking Regulation”─”Lending Limits.”

For the years ended December 31, 2017 and 2016, Grupo Financiero Galicia received dividends in an amount of Ps.431 million (equivalent to Ps.847 million as of December 2018), and Ps.658 million (equivalent to Ps.1,084 million as of December 2018), respectively, from its subsidiaries. For the year ended December 31, 2018, Grupo Financiero Galicia received dividends in an amount of Ps.1,152 million (equivalent to Ps.1,478 million as of December 2018) and, during March 2019, Grupo Financiero Galicia received dividends in an amount of Ps.365 million.

In accordance with Grupo Financiero Galicia’s policy for the distribution of dividends and due to Grupo Financiero Galicia’s financial condition for the year ended December 31, 2018 and the fact that the majority of profits for the years ended December 31, 2018, 2017 and 2016 corresponded to income from holdings (with just a fraction corresponding to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations Law), a distribution of cash dividends in an amount of Ps.2,000 million was approved at the April 25, 2019 shareholders’ meeting, which is expected to be paid in May 2019. This amount represents 140.18% with regard to 1,426,764,597 class A and B ordinary shares with a face value of Ps.1 each.

For fiscal year 2016, the shareholders’ meeting held on April 25, 2017 approved the distribution of cash dividends in an amount of Ps.240 million, equivalent to Ps.406 million as of December 2018, which represents a dividend of 18.46% with respect to 1,300,264,597 class A and B ordinary shares of Grupo Financiero Galicia with a face value of Ps.1 each. Similarly, for fiscal year 2017, the shareholders’ meeting held on April 24, 2018 approved the distribution of cash dividends for Ps.1,200 million, equivalent to Ps.1,617 million as of December 2018, which represents a dividend of 84.11% with respect to 1,426,764,597 class A and B ordinary shares of Grupo Financiero Galicia with a face value of Ps.1 each.

Due to Act. No.27,260, Grupo Financiero Galicia neither reimbursed nor withheld any amount for tax purposes on the dividends paid for fiscal year 2016 and 2017. For fiscal year 2018, due to Act. No.27,430, Grupo Financiero Galicia may withhold some amount for tax purposes on the dividends to be distributed.

As of December 31, 2018, Grupo Financiero Galicia, on an individual basis, had cash and amounts due from banks in an amount of Ps.0.2 million and short-term investments made up of special checking account deposits, mutual funds and government securities in an amount of Ps.885 million.

As of December 31, 2017, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.4 million and short-term investments made up of special checking account deposits, mutual funds and government securities in an amount of Ps.1,663 million, equivalent to Ps.2,455 million as of December 2018.

As of December 31, 2016, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.3 million and short-term investments made up of special checking account deposits, mutual funds and government securities in an amount of Ps.166 million, equivalent to Ps.306 million as of December 2018.

For a description of the notes issued by Grupo Financiero Galicia, see —Item 5 “Operating and Financial Review and Prospects”─.A.“Operating Results”─”Funding”─”Debt Programs”.

Each of our subsidiaries is responsible for their own liquidity management. For a discussion of Banco Galicia’s liquidity management, see “Liquidity Management─Banco Galicia (Unconsolidated) Liquidity Management”.

Consolidated Cash Flows

Our consolidated statements of cash flows were prepared in accordance with IAS 7 (Statements of Cash Flows). See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2018 and December 31, 2017, included in this annual report.

As of December 31, 2018, on a consolidated basis, we had Ps.225,868 million in available cash (defined as total cash and cash equivalents), representing a Ps.93,910 million increase as compared to the Ps.131,958 million in available cash as of December 31, 2017.

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

The table below summarizes the information from our consolidated statements of cash flows for the fiscal years ended December 31, 2018 and 2017.

	December 31,
	2018	2017
	(in millions of Pesos)
Net Cash used in Operating Activities	86,266	(4,187)
Net Cash used in Investment Activities	(2,207)	(1,643)
Net Cash Generated by Financing Activities	10,397	15,521
Exchange gain/(losses) on Cash and Cash Equivalents (d)	44,832	(2,789)
Net (decrease)/increase in Cash and Cash Equivalents (a+b+c+d)	139,288	6,902
Monetary gain/loss related to cash and cash equivalents	(45,378)	(18,582)
Cash and cash equivalents at the beginning of the year	131,958	143,638
Cash and cash equivalents at end of the year	225,868	131,958

Our operating activities include the operating results, the origination of loans and other financing transactions with the private sector, as well as raising customer deposits and entering into sales of government securities under repurchase agreement transactions. Our investing activities primarily consist of the acquisition of equity investments and purchasing of bank premises and equipment. Our financing activities include issuing bonds in the local and foreign capital markets and borrowing from foreign and local banks and international credit agencies.

Management believes that cash flows from operations and available cash and cash equivalent balances, will be sufficient to fund our financial commitments and capital expenditures for fiscal year 2019.

Cash Flows from Operating Activities

	December 31,
	2018	2017
	(in millions of Pesos)
Cash Flows from Operating Activities
Net Income for the Year before Income Tax	3,374	14,919
Adjustment to Obtain the Operating Activities Flows:
Interest Income	(78,274)	(54,694)
Interest-related Expenses	44,910	24,820
Net Loss from Instruments measured at Fair Value through profit or loss	(17,353)	(8,461)
Loan and other Receivables Loss Provisions	16,300	7,294
Depreciation and Impairment of Assets	1,652	1,439
Other Allowances	2,023	361
Quotation Difference	9,710	1,536
Share of profit from Associates and Joint Ventures	—	(321)
Loss from Derecognition of Assets Measured at Amortized Cost	(221)	—
Loss on Net Monetary Position	45,378	18,583
Other Operations	390	589
Net Increases/(Decreases) from Operating Assets:
Debt securities measured at fair value through profit or loss	40,438	8,776
Derivative Financial Instruments	1,045	(565)
Repurchase Transactions	763	1,251
Other Financial Assets	28	(3,960)
Net Loans and Other Financing
- Non-financial Public Sector	(11)	3
- Other Financial Institutions	1,369	(881)
- Non-financial Private Sector and Residents Abroad	140,346	11,463
Other Debt Securities	(5,263)	(1,080)
Financial Assets Pledged as Collateral	(986)	749
Investments in Equity Instruments	154	258
Other Non-financial Assets	(511)	(5,911)
Cash flows from Discontinued Operations	—	1,580
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector	6,827	(666)
- Financial Sector	(2,974)	(1,123)
- Non-financial Private Sector and Residents Abroad	(109,471)	(5,264)
Liabilities at fair value through profit or loss	1,137	—
Derivative Financial Instruments	885	(40)
Repurchase Transactions	(2,224)	(1,719)
Other Financial Liabilities	23	(7,150)
Provisions	(80)	(121)
Other Non-financial Liabilities	(6,261)	(1,553)
Income Tax Collections/Payments	(6,857)	(4,299)
Net Cash (used in)/generated by Operating Activities (a)	86,266	(4,187)

In fiscal year 2018, net cash generated in operating activities including the inflationary effect amounted to Ps.86,266 million, mainly due to: (i) a Ps.141,704 million net decrease in transactions related to the extension of loans and other financing, especially to the non-financial private sector and residents abroad and related to credit cards, advances and promissory notes, and (ii) a Ps.40,438 million net decrease of debt securities measured at fair value. Such amounts were partially offset mainly due to a Ps.105,618 million related to a decrease in deposits, primarily corresponding to a decrease of deposits from the non-financial private sector and residents abroad.

In fiscal year 2017, net cash used in operating activities including the inflationary effect amounted to Ps.4,187 million, mainly due to: (i) a Ps.7,053 million decrease in deposits, mostly corresponding to a decrease of Ps.5,264 million in deposits from non-financial private sector and residents abroad and (ii) a Ps.10,585 million decrease in transactions related to loans and other financing, mainly related to credit cards, overdraft and promissory notes, (iii) a Ps.5,911 million due to the increase of net other non -financial assets provided by operating activities, (iv) a Ps.7,150 million decrease in other financial liabilities related to credit card operations and (v) a Ps.8,776 million decrease in debt securities measured at fair value.

Cash Flows from Investing Activities

	December 31,
	2018	2017
	(in millions of Pesos)
Cash Flows from Investment Operations
Payments:
Purchase of PP&E, Intangible Assets and Other Assets	(3,688)	(3,259)
Purchase of Non-controlling Interests	(770)	(98)
Other Payments Related to Investing Activities	(5)	(250)
Collections:
Sale of PP&E, Intangible Assets and Other Assets	49	738
Other Collections Related to Investing Activities	513	—
Dividends Earned	363	207
Discontinued Operations/Sale of Equity Investments in Associates and Joint Ventures	1,331	1,019
Net Cash (used in)/generated by Investment Activities (b)	(2,207)	(1,643)
In fiscal year 2018, net cash used by investing activities amounted to Ps.2,207 million mainly attributable to the acquisition of property, plants and equipment, intangible assets for Ps.3,688 million. Such amount was partially offset by funds provided by discontinued operations for Ps.1,331 million.

In fiscal year 2017, net cash used by investing activities amounted to Ps.1,643 million mainly attributable to the acquisition of property, plant and equipment, intangible assets and other assets for Ps.3,259 million.

Cash Flows from Financing Activities

	December 31,
	2018	2017
	(in millions of Pesos)
Cash Flows from Financing Activities
Payments:
Unsubordinated Debt Securities	(6,127)	(16,976)
Argentine Central Bank	(3)	(15)
Subordinated Debt Securities	(593)	(563)
Loans from Local Financial Institutions	(3,905)	(3,237)
Banks and International Entities	(10,354)	(285)
Dividends	(1,617)	(406)
Cash Flows from Discontinued Operations	—	(987)
Other Payments Related to Financing Activities	(46)	—
Collections:
Unsubordinated Debt Securities	—	17,212
Argentine Central Bank	17,507	15,918
Loans from Local Financial Institutions	14	19
Banks and International Entities	6,433	983
Equity Instruments Issued	9,088	3,858
Net Cash (used in)/generated by Financing Activities (c)	10,397	15,521

In fiscal year 2018, financing activities provided cash in the amount of Ps.10,397 million due to: Ps.6,433 million of collections from international banks and lending entities and Ps.17,507 million from the Argentine Central Bank. Such amounts were partially offset by financing activities which used cash due to: (i) a decrease of Ps.6,127 million as a consequence of the payments of principal and interest on unsubordinated debt securities, partially offset by issuances of notes for approximately Ps.9,088 million during the same period, (ii) a decrease in loans from Argentine financial institutions for Ps.3,905 million and (iii) a net decrease in other fluctuations of Ps.1,617 million corresponding to other financing activities, mainly related to the payment of dividends.

In fiscal year 2017, financing activities provided cash in the amount of Ps.15,521 million due to: (i) payments of loans from Argentine financial institutions from Ps.3,237 million, (ii) Ps.983 million as a consequence of the increase in foreign credit facilities and (iii) an increase in loans from the Argentine Central Bank for Ps.15,918 million.

Effect of Exchange Rate on Cash and Cash Equivalents

In fiscal year 2018, the effect of the exchange rate on consolidated cash flow amounted to Ps.44,832 million, an increase of Ps.47,621 million as compared to fiscal year 2017. The exchange rate as of December 31, 2018 was Ps.37.8083 per US$1.

In fiscal year 2017, the effect of the exchange rate on consolidated cash flow amounted to Ps.2,789 million. The exchange rate as of December 31, 2017 was Ps.18.7742 per US$1.

For a description of the types of financial interests we use and the maturity profile of our debt, currency and interest rate structure, see Item 5. “Operating and Financial Review and Prospects”— A.“Operating Results”.

Liquidity Management

Consolidated Liquidity Gaps

Liquidity risk is the risk that Banco Galicia does not have a sufficient level of liquid assets to meet its contractual commitments and the operational needs of the business without affecting market prices. The goal of liquidity management is to maintain an adequate level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities and meet demand for credit. To monitor and control liquidity risk, Banco Galicia monitors and systematically calculates gaps in liquidity through the application of an internal model that is subject to periodic review.

Banco Galicia’s liquidity policy covers three areas of liquidity risk:

•

Stock Liquidity: The excess amount of cash and liquid assets above the legal minimum cash requirements, taking into account the characteristics and performance of Banco Galicia’s different liabilities, as well as the nature of the assets that provide such liquidity.

•	Cash Flow Liquidity: Gaps between the contractual maturities of consolidated financial assets and liabilities.
•

Concentration of Deposits: The concentration of deposits is regulated in terms of the top leading customers and the following 50 customers. A maximum limit with respect to the share in deposits is determined on an individual basis for such customers.

As of December 31, 2018, the consolidated gaps between maturities of Grupo Financiero Galicia´s financial assets and liabilities based on contractual remaining maturity were as follows:

	December 31, 2018
	Less than one Year	1 – 5 Years	5 – 10 Years	Over 10 Years	Total
	(in millions of Pesos, except ratios)
Assets
Cash and Due from Banks	37,003	—	—	—	37,003
Argentine Central Bank – Escrow Accounts	122,734	—	—	—	122,734
Overnight Placements in Banks Abroad	5,242	—	—	—	5,242
Loans – Public Sector	4,400	2,665	—	—	7,065
Loans – Private Sector	247,773	50,989	5,479	2,358	306,599
Government Securities	78,241	—	—	—	78,241
Notes and Securities	1,385	253	142	—	1,780
Financial Trusts	5,043	—	—	—	5,043
Receivables from Financial Leases	764	1,205	—	—	1,969
Other Financing	8,683	—	—	—	8,683
Government Securities Forward Purchase	9,491	—	—	—	9,491
Total Assets	520,759	55,112	5,621	2,358	583,850
Liabilities
Deposits in Savings Accounts	162,170	—	—	—	162,170
Demand Deposits	78,381	—	—	—	78,381
Time Deposits	115,280	54	—	—	115,334
Notes	10,295	26,820	9,417	—	46,532
Banks and International Entities	8,388	5,878	1,288	—	15,554
Local Financial Institutions	2,653	2,156	21	—	4,830
Other Financing	97,640	—	—	—	97,640
Total Liabilities	474,807	34,908	10,726	—	520,441
Asset / Liability Gap	45,952	20,204	-5,105	2,358	63,409
Cumulative Gap	45,952	66,156	61,051	63,409	63,409
Ratio of Cumulative Gap to Cumulative Liabilities	9.7	13.0	11.7	12.2	—
Ratio of Cumulative Gap to Total Liabilities	8.8	12.7	11.7	12.2	—
(*)	Principal plus UVA adjustment. Does not include interest.
(1)	Includes, mainly, debt with retailers due to credit card operations, liabilities in connection with repurchase transactions, debt with domestic credit agencies and collections for third parties.

The table above is prepared taking into account contractual maturity. Therefore, all financial assets and liabilities with no maturity date are included in the “Less than One Year” category.

Banco Galicia (Unconsolidated) Liquidity Management

The following is a discussion of Banco Galicia’s liquidity management, excluding the consolidated companies.

Banco Galicia’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet customer’s credit demand. To set the appropriate level, forecasts are made based on historical experience and on an analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds. As of December 31, 2018, Banco Galicia’s unconsolidated liquidity structure was as follows:

December 31, 2018
(in millions of Pesos)
Legal Requirement	116,998
Management Liquidity	104,235
Total Liquidity (1)	221,233
1)	Excludes cash and due from banks of consolidated companies.

Legal requirements correspond to the minimum cash requirements for Peso- and foreign currency-denominated assets and liabilities as per the rules and regulations of the Argentine Central Bank.

The assets that can be taken into account for compliance with this requirement are the balances of the Peso- and foreign currency-denominated deposit accounts at the Argentine Central Bank, the liquidity bills and Bote 2020, and the escrow accounts held at the Argentine Central Bank in favor of clearing houses.

Management liquidity, defined as a percentage over deposits and other liabilities, is made up of the following items: balances of checking accounts held by the Argentine Central Bank exceeding minimum cash requirements, Letes, Leliq and placements held by the Argentine Central Bank, overnight placements in banks abroad, net short-term interbank loans (call loans), technical cash and placements at the Argentine Central Bank in excess of the amounts necessary to cover minimum cash requirements.

Capital

Our capital management policy is designed to ensure prudent levels of capital. The following table analyzes our capital resources as of the dates indicated.

	As of December 31,		As of January 1,
	2018	2017	2017
	(in millions of Pesos, except ratios, multiples and percentages)
Shareholders’ Equity attributable to GFG	60,125	64,525	42,954
Shareholders’ Equity attributable to GFG as a Percentage of Total Assets	10.55	13.18	9.53
Total Liabilities as a Multiple of Shareholders’ Equity attributable to GFG	8.45	6.54	9.43
Tangible Shareholders’ Equity (1) as a Percentage of Total Assets	9.75	12.83	9.16
1)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

For information on our capital adequacy and that of our operating subsidiaries, see Item 4. “Information on the Company”—B.”Business Overview”─”Selected Statistical Information”—“Regulatory Capital”.

Capital Expenditures

In the ordinary course of business, our capital expenditures are mainly related to fixed assets, construction and organizational and IT system development. Generally, our capital expenditures are not significant when compared to our total assets.

For a more detailed description of our capital expenditures in 2018 and our capital commitments for 2019, see Item 4. “Information on the Company”— A. “History and Devolopment of the Company”─”Capital Investments and Divestitures”. For a description of financing of our capital expenditures, see —“Consolidated Cash Flows”.

E. Off-Balance Sheet Arrangements

See Item 5. “Operating and Financial Review and Prospects”─A. “Operating Results”─ “Off-Balance Sheet Arrangements” and“Contractual Obligations”.

F. Contractual Obligations

See Item 5. “Operating and Financial Review and Prospects─A. Operating Results—Contractual Obligations”.

G. Safe Harbor

These matters are discussed under “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

Our Board of Directors

Our ordinary and extraordinary shareholders’ meeting took place on April 25, 2019. The following table sets out the members of our Board of Directors as of that date (all of whom reside in Buenos Aires, Argentina), the positions they hold within Grupo Financiero Galicia, their dates of birth, their principal occupations and the dates of their appointment and on which their current terms will expire. Terms expire when the annual shareholders’ meeting takes place.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Eduardo J. Escasany	Chairman	June 30, 1950	Businessman	April 2005	April 2022
Pablo Gutierrez	Vice Chairman	December 9, 1959	Businessman	April 2003	April 2022
Abel Ayerza	Director	May 27, 1939	Businessman	September 1999	April 2021
Federico Braun	Director	February 4, 1950	Businessman	September 1999	April 2020
Silvestre Vila Moret	Director	April 26, 1971	Businessman	June 2002	April 2020
Daniel Llambías	Director	February 8, 1947	Businessman	April 2017	April 2020
Pedro A. Richards	Director	November 14, 1952	Businessman	April 2017	April 2022
Enrique Mariano Garda Olaciregui	Director	April 29, 1946	Lawyer	April 2019	April 2021
Claudia Raquel Estecho	Director	September 24, 1957	Accountant	April 2019	April 2021
Sergio Grinenco	Alternate Director	May 26, 1948	Banker	April 2003	April 2021
Alejandro Rojas Lagarde	Alternate Director	July 17, 1937	Lawyer	April 2000	April 2021
Ana María Bertolino	Alternate Director	June 1, 1951	Lawyer	April 2019	April 2022
Ricardo Alberto Gonzalez	Alternate Director	June 12, 1951	Businessman	April 2019	April 2022

The following is a summary of the biographies of the members of our Board of Directors:

Eduardo J. Escasany: Mr. Escasany obtained a degree in economics at the Universidad Católica Argentina. He was associated with Banco Galicia from 1973 to 2002. He was appointed to Banco Galicia’s board of directors in 1975. In 1979, he was elected as the vice chairman and from 1989 to March 21, 2002 he served as the chairman of Banco Galicia’s board of directors and its chief executive officer. He served as the vice chairman of the Argentine Bankers Association from 1989 to 1993 and the chairman of such association from 1993 to 2002. He was chairman of the Board of Directors from April 2002 to June 2002. In April 2005, he was re-elected as member of the Board of Directors and appointed as chairman in 2010. He is also a lifetime trustee and vice chairman of the Fundación Banco de Galicia y Buenos Aires. He is the chairman of Helena Emprendimientos Inmobiliarios S.A. and an alternate director for RPE Distribución S.A. and Hidro Distribución S.A. Mr. Escasany is Mr. Silvestre Vila Moret’s uncle.

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

Federico Braun: Mr. Braun obtained a degree in industrial engineering at the Universidad de Buenos Aires. He was associated with Banco Galicia from 1984 to 2002. Mr. Braun is also the chairman of Patagonia Logística S.A., Campos de la Patagonia S.A., Estancia Anita S.A., Tarjeta del Mar and S.A. Importadora y Exportadora de la Patagonia; the vice chairman of Asociación Empresaria Argentina and Asociación de Supermercados Unidos. He is a director of Inmobiliaria Financiera “La Josefina” S.A. and an alternate director of Martseb S.A. He is a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. He has been a member of the Board of Directors since September 1999.

Silvestre Vila Moret: Mr. Vila Moret obtained a degree in banking administration at the Universidad Católica Argentina. He was associated with Banco Galicia from 1997 until May 2002. Mr. Vila Moret is also vice chairman of El Benteveo S.A. and Santa Ofelia S.A. He has served as on the Board of Directors since June 2002. Mr. Vila Moret is the nephew of Mr. Eduardo J. Escasany.

Daniel Antonio Llambías: Mr. Llambías obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1964. He was elected as an alternate director of Banco Galicia in September 1997 and served as a director from September 2001 until August 2009, when he was appointed Chief Executive Officer. Mr. Llambías is also a director of Tarjeta Naranja and Tarjetas Regionales and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. He served as the chairman of ADEBA from April 2016 to April 2017. Mr. Llambías was appointed as a director of Grupo Financiero Galicia in April 2017.

Pedro Alberto Richards: Mr. Richards obtained a degree in economics from the Universidad Católica Argentina. He holds a Master of Science in Management from the Sloan School of Management at the Massachusetts Institute of Technology. He was the director of the National Development Bank. He has been associated with Banco Galicia since 1990. He was a member of the board of directors of Galicia Capital Markets S.A. between 1992 and 1994 and vice chairman of Net Investment between September 2001 and May 2007. Since August 2000, he served as Grupo Financiero Galicia’s managing director and from 2010 as our Chief Executive Officer. Mr. Richards is also Director of Galicia Warrants, and director of Galicia Administradora de Fondos S.A. Mr. Richards was an alternate director of Grupo Financiero Galicia from April 2003 until April 2005, after which he served as a director until April 14, 2010. He was appointed as a director of Grupo Financiero Galicia in April 2017.

Enrique Mariano Garda Olaciregui: Mr. Garda Olaciregui obtained a degree in law at the Universidad del Salvador. He has a masters in finance from Universidad del CEMA and a degree in Corporate Law from Universidad Austral. He has been associated with Banco Galicia since 1970. He served as legal advisor to Banco Galicia between September 2001 and April 2003. He served as a Secretary Director between April 2003 and April 2010, when he was designated as regular syndic of Banco Galicia. Additionally, he is a regular syndic of Tarjetas Regionales, Galicia Seguros, Galicia Valores, Galicia Warrants, Sudamericana Holding and other subsidiaries of Banco Galicia and Grupo Financiero Galicia. He was appointed as a director of Grupo Financiero Galicia in April 2019.

Claudia Raquel Estecho: Mrs. Estecho obtained a degree in accounting at the Universidad de Buenos Aires. She has also completed specialized training programs in the areas of Human Resources, Risk and Executive Management at the Univesidad Austral. She has held different positions at Banco Galicia and Grupo Financiero Galicia since 1976 from 2016, in the areas of Finance, Planning and Risk Management.

Sergio Grinenco: Mr. Grinenco obtained a degree in economics from the Universidad Católica Argentina and a master’s in business administration from Babson College in Wellesley, Massachusetts. He has been associated with Banco Galicia since 1977. He has served as an alternate director of Grupo Financiero Galicia since September 2001 and as the vice chairman from April 2003 to 2011. Mr. Grinenco is also an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. In 2012, he was appointed as the chairman of Banco Galicia.

Alejandro María Rojas Lagarde: Mr. Rojas obtained a degree in law from the Universidad de Buenos Aires. He has held a variety of positions at Banco Galicia since 1963. From 1965 to January 2000, he served as the general counsel office of Banco Galicia. He has served as an alternate director of Grupo Financiero Galicia since 2000. He is also a manager of Rojas Lagarde S.R.L., alternate director of Santiago Salud S.A. and a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires.

Ana María Bertolino: Mrs. Bertolino obtained a degree in law from Universidad de Buenos Aires. She joined Banco Galicia in 1972 and has held positions in Credit and Corporate Banking, until 2009. She was appointed as an alternate director of Grupo Financiero Galicia in April 2019.

Ricardo Alberto Gonzalez: Mr. Gonzalez served in various positions at Grupo Financiero Galicia between 1973 and December 2009, mainly in the retail division and the credit department. He retired as general manager of the corporate banking division. In April 2019, he was appointed as an alternate director of Grupo Financiero Galicia.

Our Board of Directors may consist of between three and nine permanent members. Currently our Board of Directors has nine members. In addition, the number of alternate directors who act in the temporary or permanent absence of a director has been set at four. The regular and alternate directors are elected by the shareholders at our annual general shareholders’ meeting.

Directors and alternate directors are elected for a maximum term of three years. Mr. Sergio Grinenco is also a director of Banco Galicia. In addition, some members of our Board of Directors may serve on the board of directors of any subsidiary.

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

Accordingly, the Board of Directors established an Audit Committee with three members. For fiscal year 2018, Messrs. Antonio R. Garcés, C. Enrique Martin and Daniel Llambías were the members of the Audit Committee, with Antonio R. Garcés and C. Enrique Martin being considered independent pursuant to the CNV and Nasdaq requirements. In July 2018, Mr. Silvestre Vila Moret resigned from the Audit Committee to assume a new position on the Executive Committee and was replaced by Mr. Daniel Llambías. All members of the Audit Committee are financially literate and have extensive managerial experience. Mr. Antonio Garcés was the financial expert serving on our Audit Committee during fiscal year 2018.

For fiscal year 2019, Mr. Enrique Mariano Garda Olaciregui, Ms. Claudia Raquel Estecho and Mr. Daniel Llambías were appointed to the Audit Committee by the Board of Directors, with Mr. Enrique Mariano Garda Olaciregui and Ms. Claudia Raquel Estecho being considered independent pursuant to the CNV and Nasdaq requirements. All members of the Audit Committee are financially literate and have extensive managerial experience.

According to the CNV rules, the Audit Committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposals for the appointment of the independent auditors and the compensation for the Directors, (ii) issuing a report detailing the activities performed according to the CNV requirements, (iii) issuing the Audit Committee’s annual plan and implementing it each fiscal year, (iv) evaluating the external auditors’ independence, work plans and performance, (v) evaluating the plans and performance of the internal auditors, (vi) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (vii) following-up on the use of information policies on risk management at Grupo Financiero Galicia’s main subsidiaries, (viii) evaluating the reliability of the financial information to be filed with the CNV and the SEC, (ix) verifying compliance with the applicable conduct rules, and (x) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders. The Audit Committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2018, the Audit Committee held 11 meetings.

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

The following table shows the members of our Supervisory Committee. Each of our syndics was appointed at the ordinary shareholders’ meeting held on April 25, 2019. Terms expire when the annual shareholders’ meeting takes place or as set forth below.

Name	Position	Principal Occupation	Current Term Ends
Antonio R. Garcés	Syndic	Accountant	December 2019
José Luis Gentile	Syndic	Accountant	December 2019
Omar Severini	Syndic	Accountant	December 2019
Miguel N. Armando	Alternate Syndic	Lawyer	December 2019
Fernando Noetinger	Alternate Syndic	Lawyer	December 2019
Horacio Tedín	Alternate Syndic	Lawyer	December 2019

The following is a summary of the biographies of the members of our Supervisory Committee:

Antonio Roberto Garcés: Mr. Garcés obtained a degree in accounting from the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1959 and with Grupo Financiero Galicia since 2002. In April 1985, he was appointed as an alternate director of Banco Galicia. Subsequently, he was appointed as the vice chairman of Banco Galicia in September 2001, as the chairman of the board of directors of Banco Galicia from March 2002 until August 2002 and then as the vice chairman from August 2002 until April 2003, when he was elected to serve as chairman of Banco Galicia’s board of directors until 2011. From 2003 to 2010 he was the chairman of Grupo Financiero Galicia. From April 2012 until April 2019, Mr. Garcés was appointed as a regular director of Grupo Financiero Galicia. He was elected as a regular syndic of Banco Galicia and Grupo Financiero Galicia in April 2019. Additionally, he is a regular syndic of Galicia Valores and Galicia Warrants.

José Luis Gentile: Mr. Gentile obtained a degree in accounting from the Universidad de Buenos Aires. He has provided services to Grupo Financiero Galicia since 1999 to March 2017, when he was Chief Financial Officer. He was elected as a regular syndic of Banco Galicia and Grupo Financiero Galicia in April 2017. Additionally, he is a regular syndic of Galicia Valores and Galicia Warrants, and an alternate syndic of Cobranzas Regionales, Tarjeta Naranja, and of other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

Omar Severini: Mr. Severini obtained a degree in accounting from the Universidad de Belgrano and a degree in finance with a concentration in capital markets from UCEMA. He has been associated with Banco Galicia since 1978 and served in positions responsible for the regular audit from 1986 to 2009. He served as Internal Auditor Manager to Banco Galicia between 2009 and 2017. He was elected as a regular syndic of Banco Galicia and Grupo Financiero Galicia in April 2018. Additionally, he is a regular syndic of Galicia Valores, Galicia Warrants, Tarjetas Regionales, Tarjeta Naranja, and of other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

Miguel Norberto Armando: Mr. Armando obtained a law degree from the Universidad de Buenos Aires. He was first elected as an alternate syndic of Banco Galicia from 1986 until 2017. He also acted as an alternate syndic of Grupo Financiero Galicia between 1999 and January 2009 at which point he became a regular syndic until April 2009 and was reelected as an alternate syndic of Grupo Financiero Galicia until April 2018. He was elected as an alternate syndic of Banco Galicia and Grupo Financiero Galicia in April 2019. He is the chairman of Arnoar S.A. Mr. Armando is also a regular syndic of EBA Holding S.A., Electrigal S.A. and an alternate syndic of Galicia Valores, Galicia Seguros, Sudamericana Holding, Marin and Finisterra, among others.

Fernando Noetinger: Mr. Noetinger obtained a law degree from the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1987. He was and has been an alternate syndic of Grupo Financiero Galicia from September 1999 to June 2002 and from April 2006 to date. Mr. Noetinger is also chairman of Villa Rosa S.A. and Doña Ines S.A., an alternate director of Arnoar S.A., and an alternate syndic of EBA Holding S.A., Electrigal S.A., Tarjetas Regionales, Galicia Warrants, Galicia Valores, Banco Galicia, Galicia Retiro, Galicia Seguros, and Sudamericana Holding, among others.

Horacio Tedín: Mr. Tedín obtained a law degree from the Universidad de Buenos Aires. In 1981, he founded his own law firm, which has actively worked for Banco Galicia and other corporations. Mr. Tedín has been an alternate syndic of Grupo Financiero Galicia since 2006. He is also a regular syndic of Marin S.A., Santamera S.A., Nucleamiento Inversor S.A. and Electrigal S.A. and an alternate syndic of EBA Holding S.A. and Galicia Valores, among others.

Management of Grupo Financiero Galicia

Our organizational structure consists of Chief Executive Officer who reports to the Board of Directors, and the Chief Financial Officer who reports to the Chief Executive Officer and is in charge of the Financial and Accounting Division.

The Chief Executive Officer’s primary responsibilities consist of implementing the policies defined by the Board of Directors, as well as providing recommendations to the Board of Directors regarding future plans, budgets and company organization. He is also responsible for supervising the Financial and Accounting Division and assessing the attainment of performance goals of Grupo Financiero Galicia. The Chief Executive Officer also participates in meetings of the Board of Directors of the Company and certain subsidiaries.

Our Chief Executive Officer is Mr. Pedro A. Richards, please see “─ Our Board of Directors”.

Our Chief Financial Officer is Mr. José Luis Ronsini. Mr. Ronsini obtained a degree in accounting from the Universidad Católica Argentina. He holds a Master in Finance from the University of CEMA, and attended the Senior Management Program at the Universidad de San Andrés. He has been associated with Banco Galicia since 2001. He previously served as the Chief Credit Risk auditor, responsible for subsidiaries, Tarjetas Regionales, and Galicia Administradora de Fondos S.A. Mr. Ronsini has served as General Accountant of Banco Galicia since 2012.

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

Board of Directors of Banco Galicia

At the ordinary shareholders’ meeting held on April 25, 2019, the size of Banco Galicia’s board of directors was set at six members and three alternate directors. The following table sets forth the members of Banco Galicia’s board of directors as of April 25, 2019, all of whom are residents of Buenos Aires, Argentina, the position currently held by each of them, their dates of birth, their principal occupations, the dates of their appointment and the year in which their current terms will expire. The business address of the members of the Banco Galicia’s board of directors is Tte. General J. D. Perón 430, 24th floor (C1038AAI) Buenos Aires, Argentina.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Sergio Grinenco	Chairman of the Board	May 26, 1948	Banker	April 2012	April 2020
Raúl Héctor Seoane	Vicechairman	July 18, 1953	Economist	April 2012	April 2020
Guillermo J. Pando	Secretary Director	October 23, 1948	Banker	April 2003	April 2020
María Elena Casasnovas (1)	Director	May 10, 1951	Lawyer	April 2016	April 2022
Juan Carlos L’Afflitto	Director	September 15, 1958	Accountant	April 2016	April 2022
Gastón Bourdieu	Director	August 31, 1956	Agricultural Administration	April 2018	April 2021
Ignacio A. González (2)	Alternate Director	April 23, 1944	Accountant	April 2018	April 2020
Enrique García Pinto (2)	Alternate Director	August 10, 1948	—	April 2009	April 2020
Augusto R. Zapiola Macnab	Alternate Director	June 27, 1947	Economist	April 2013	April 2022

(1) In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Mrs. Casasnovas is an independent director. Mrs. Casasnovas is also an independent director in accordance with the Nasdaq rules.

(2) In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Gonzalez and García Pinto are independent alternate directors. We would replace the independent director in case of vacancy. Messrs. González and García Pinto are also independent directors in accordance with the Nasdaq rules.

The following are the biographies of the members of the board of directors of Banco Galicia:

Sergio Grinenco: See “—Our Board of Directors”.

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

María Elena Casasnovas: Mrs. Casasnovas obtained a degree in law from the Universidad Católica Argentina. She completed the Program for High Management at Universidad Torcuato Di Tella and the Senior Management Program at Universidad San Andrés. She has been associated with Banco Galicia since 1972. In April 2016, she was elected as a director.

Juan Carlos L’Afflitto: Mr. L’Afflitto obtained a degree in national public accounting at the Universidad de Buenos Aires. He worked as advisor and accountant at Morgan, Benedit y Asociados and until 1990 he was a professor at the Universidad Católica Argentina. He has been associated with Banco Galicia since 1986. In April 2016, he was elected as a director.

Gastón Bourdieu: Mr. Bourdieu obtained a degree in agricultural administration from the Universidad Argentina de la Empresa. He has been associated with Banco Galicia from 1981 to 2017. He was appointed as a director of Banco Galicia in April 2018. He is also a director of Maradona S.A.

Ignacio Abel González: Mr. González obtained a degree in national public accounting from the Universidad de Buenos Aires and a master in Auditing at Drew University, New Jersey. Previously, he served as a Member of the International Committee of Finance & Value Sharing, PricewaterhouseCoopers. He was appointed as director of Banco Galicia in April 2010 and he was elected as an alternate director in April 2018. He is also director of IDEA and syndic of Sociedad Anónima La Nación, Nuevos Medios La Nación, Publirevistas, Sociedad Anónima Importadora y Exportadora de la Patagonia, and the founder and president of P.O.D.E.R (Polo de Desarrollo Educativo Renovador).

Enrique García Pinto: Mr. García Pinto has been associated with Banco Galicia since 1970. Previous to such time he served at Nobleza Piccardo SAYCYF and Saturno Agropecuaria SCA. Mr. García Pinto was appointed as an alternate director of Banco Galicia at the shareholders’ meeting held on April 28, 2009. He is also director of Distrocuyo S.A.

Augusto Rodolfo Zapiola Macnab: Mr. Zapiola Macnab obtained a degree in economics from the Pontificia Universidad Catolica Argentina. He has been associated with Banco Galicia from June 1978 until September 2002. He was elected as an alternate director of Banco Galicia in April 2013. He was elected as an alternate director on the Board of Directors of Grupo Galicia in April 2015.

Functions of the Board of Directors of Banco Galicia

Banco Galicia’s board of directors may consist of three to nine permanent members. In addition, there can be one or more alternate directors who can act during the temporary or permanent absence of a director. As of the date of this annual report, none of the directors were also employees.

The Board of Directors formally meets at least twice a week and informally every day, and is in charge of Banco Galicia's general management and takes all the necessary decisions to fulfill said task.

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

Strategy and New Businesses Committee: This Committee is composed of three Directors, the Chief Executive Officer, and the Planning and Risk Management Division Managers. It is in charge of analyzing new businesses. The Committee meets at least once every two months. It can hold extraordinary meetings in case there is any issue that requires urgent consideration. Its resolutions are summarized in writing in minutes.

Risk and Capital Allocation Committee: This Committee is composed of five Directors, the Chief Executive Officer, and the Risk Management and Planning Division Managers. It is in charge of analyzing and approving capital allocations, establishing risk policies and monitoring the Bank’s risks. The Committee meets at least once every two months. Its resolutions are summarized in writing in minutes.

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

Compliance Committee: This Committee is composed of five Directors, the Chief Executive Officer, the Risk Division Manager and the Compliance and Prevention of Money Laundering Manager. This Committee is responsible for promoting respect for standards, principles of good conduct and ethical values of Banco Galicia, and mitigating the risk of non-compliance with the same by establishing policies, controls and reporting protocols. The Committee meets at least once per quarter or whenever there are issues that require urgent consideration. Its resolutions are summarized in writing in minutes.

Committee of Protection to the User of Financial Services: This Committee is composed of least two Directors, the Compliance and Prevention of Money Laundering Manager, the Operational Risk Manager, the Legal Advice Manager and the Experience Management Manager of the Customer Experience Area. This Committee is responsible of monitoring the activities of managers and senior directors involved in the internal processes for customer protection to ensure such employees are adequately complying with legal and regulatory standards. The Committee meets at least once per quarter or whenever there are issues that require urgent consideration. Its resolutions are summarized in writing in minutes.

These committees provide written minutes on a monthly basis to the Board of Directors .

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

The table below shows the composition of Banco Galicia’s Supervisory Committee as they were re-elected by the annual shareholders’ meeting held on April 25, 2019.

Name	Position	Principal Occupation	Current Term Ends
Omar Severini	Syndic	Accountant	April 2020
Jose Luis Gentile	Syndic	Accountant	April 2020
Antonio R. Garces (*)	Syndic	Accountant	April 2020
Fernando Noetinger	Alternate Syndic	Lawyer	April 2020
Miguel N. Armando (*)	Alternate Syndic	Lawyer	April 2020
Horacio Tedín	Alternate Syndic	Lawyer	April 2020

*“Ad referendum” of the authorization of the Argentine Central Bank.

For the biographies of Messrs, Omar Severini, José Luis Gentile, Antonio R. Garces, Fernando Noetinger and Miguel N. Armando and Horacio Tedín, see “—Our Supervisory Committee”.

Banco Galicia’s Executive Officers

On October 7, 2015, Mr. Fabián Enrique Kon was appointed as the Chief Executive Officer of Banco Galicia. The Chief Executive Officer is responsible for implementing the strategic goals established by Banco Galicia’s Board of Directors and coordinating with the Managers of the Bank’s Divisions. Mr. Kon reports to the Board of Directors.

Fabián Enrique Kon: Mr. Kon obtained a degree in national public accounting from the Universidad de Buenos Aires. He has worked at Pistrelli, Diaz y Asociados, Accenture, Exolgan Container Terminal and Tradecom, in managerial positions. From 2006 to February 2014, he served as Galicia Seguros’ Chief Executive Officer and was appointed as Banco Galicia’s retail banking manager in March 2014. Mr. Kon is also the chairman of Sudamericana Holding, vice chairman of Tarjetas Regionales and director of Tarjeta Naranja.

As of the date of this annual report, the following divisions and department managers report to Banco Galicia’s Chief Executive Officer:

Division	Manager
Wholesale Banking	Marcelo Iraola
Retail Banking	German Alejandro Ghisoni
Financial Banking	Pablo María León
Risk Management	Diego Rivas
Comprehensive Corporate Services	María Marcela Fernie
Organizational Development and Human Resources	Rafael Pablo Bergés
Planning	Bruno Folino
Customer Experience	Flavio Dogliolo

Wholesale Banking Division: This division is responsible for designing, planning and implementing the vision, strategies, policies and goals for the Wholesale Banking’s businesses and for each customer segment (large-corporations, middle-market and agricultural companies) and products. It is also responsible for defining and controlling this division’s business goals, ensuring that these goals meet market demands and remain aligned with the Bank’s strategic objectives, guaranteeing volume, profitability, quality and customer satisfaction, within the preset risk levels. Furthermore, this division is responsible for proposing and developing banking products for the corporate segment and a customer service model tailored to each customer segment in order to ensure that growth and profitability targets are met. The following departments report to this division: Large-Corporations Banking, Investment Banking and Capital Market, Wholesale Products and Marketing, Agribusiness Sector and Middle-Market Banking.

Retail Banking Division: This division is responsible for designing, planning and implementing the vision, strategies, policies and goals for the Retail Banking’s businesses and for each customer segment (Private Banking, Eminent, Individuals, and SMEs) and the distribution channels (Branch Network and Alternative Channels). It is also responsible for defining and controlling this division’s business goals, ensuring that these goals meet market demands and remain aligned with the Bank’s strategic objectives and guaranteeing volume, profitability, quality and customer satisfaction, while managing risk levels. Furthermore, this division is responsible for proposing and developing the advertising plan, banking products for their consumer segments and a customer service model tailored to each customer segment and also ensuring that growth, profitability and customer service targets are met. The following departments report to this division: Segments, Products, Private Banking, Advertising, Branches, Digital, Customer Contact Center and Retail Planning.

Financial Banking Division: This division is responsible for designing, planning and implementing the vision, strategies, policies and goals for the Financial Banking Division, to ensure the provision of funding, compliance with mismatch policies, and the attainment of liquidity targets, while optimizing performance and ensuring the achievement of the Bank’s business goals with respect to volume and profitability. Furthermore, this division is responsible for managing the financial position of the Bank, negotiating rates, funds, incentives and campaigns with different areas, and providing regulatory, information and technical support for the management of assets and liabilities, aiming to guarantee the control of liquidity, rate, currency and market risks and the compliance with applicable legal and policy provisions. In addition, this division plans, proposes and implements the strategy for the development and maintenance of business relations with international banks, international entities, international mutual funds and bi-national clearing houses with the aim of enhancing the Bank’s image in international markets and ensuring efficient business operations based on the growth and profitability targets established by the organization. The following departments report to this division: Commercial, Financial Institutions, Public Sector, Investment Products and Global Custody and Trading.

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

Comprehensive Corporate Services Division: This division is responsible for designing, planning and implementing the strategies and policies for the IT, Operations, and Infrastructure divisions, and the maintenance thereof, with the goal of ensuring and maintaining the administrative support for its operations and activities, by means of a functional coordination of all services, and the human and technological resources available to the Bank. Furthermore, this division is responsible for developing and proposing innovations and new solutions to business processes, and preparing the expense and investment budget. The following departments report to this division: Operations, Systems, and Engineering and Maintenance.

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

The following are the biographies of Banco Galicia’s senior executive officers mentioned above:

Marcelo Iraola: Mr. Iraola obtained a degree in law from the Universidad de Buenos Aires. He completed the Program for Executive Development at Instituto Argentino de Empresas and a business management program at the Universidad de San Andres. He has been associated with Banco Galicia since 1988. He is also the chairman of Galicia Warrants, a director of Sudamericana Holding S.A. and an alternate director of Tarjetas Regionales.

Germán Alejandro Ghisoni: Mr. Ghisoni obtained a degree in business management from the Universidad Católica Argentina. He completed the Program for Executive Development at Instituto Argentino de Empresas, the Strategic Management in Banking Program at INSEAD and the Customer Centric Organitatios at Kellogg School of Management. He has been associated with Banco Galicia since 1995. He is also a director of Sudamericana Holding and an alternate director of Tarjetas Regionales and Tarjeta Naranja.

Pablo Maria Leon: Mr. Leon obtained a degree in finance from the Universidad de Palermo and two executive development programs at Instituto Argentino de Empresas and IMD in Lausanne, Switzerland. He has been associated with Banco Galicia since 1987. He is also the chairman of Galicia Valores and director of Argenclear S.A.

Diego Rivas: Mr. Rivas obtained a degree in business administration from the Universidad Argentina de la Empresa. He also completed a postgraduate degree in finance at the CEMA and management development programs at IMD in Lausanne, Switzerland, as well as a postgraduate degree in Risk Management at the Wharton School at University of Pennsylvania. Mr. Rivas has been associated with Banco Galicia since 1987. In May 2016, he was appointed Risk Control Area Manager of Banco Galicia. Mr. Rivas is also vice chairman of Ondara and an alternate director of Tarjeta Naranja.

Maria Marcela Fernie: Ms. Fernie obtained a degree in economics from the Universidad Católica Argentina. She has been associated with Banco Galicia since 2011. She is a director of COELSA and an alternate director of Tarjetas Regionales and Tarjeta Naranja.

Rafael Pablo Bergés: Mr. Bergés obtained a degree in industrial engineering from Universidad de Buenos Aires. He has been associated with Banco Galicia since August 2010. Prior to such time, he worked at Techint and at a several multinational companies in managerial positions. From 1998 to 2009, he was vice president of the Human Resources Division of Grupo Telefónica.

Bruno Folino: Mr. Folino obtained an accounting degree from the Universidad de Buenos Aires. He completed a post-graduate degree in Tax & Legal at the Universidad Austral and a Master in Science of Management from GSB Stanford University. He started his career as an auditor at Price Waterhouse & Co. before moving to the Tax & Legal Department. He has been associated with Banco Galicia since 1997 as Tax Manager and Planning Manager. In 2012, he was appointed Planning Manager.

Flavio Dogliolo: Mr. Dogliolo obtained a degree in business administration from the Universidad Católica Argentina. He received an MBA from the Universidad Austral. He was the manager of means of payments and automatic banking at Banco Bansud S.A., manager of quality and service productivity at Banco Río de la Plata S.A. and he worked in marketing database and commercial planning at Siembra AFJP S.A. He has been associated with the Bank since 1998.

Claudio Scarso: Mr. Scarso obtained a degree in systems engineering from the Universidad Argentina de la Empresa. He has been associated with Banco Galicia since 1995.

Teresa del Carmen Piraino: Ms. Piraino obtained a degree in accounting from the Universidad Argentina de la Empresa. She completed a post-graduate degree in Anti-Money Laundering and Financial Crime Prevention from the Universidad de Buenos Aires. She has been associated with Banco Galicia since 1992.

Compensation

Compensation of Our Directors

Compensation for the members of the Board of Directors is considered by the shareholders at the shareholders’ meeting once the fiscal year has ended. Directors are paid an annual fee based on the functions they carry out and they may receive partial advance payments during the year. At the ordinary shareholders’ meeting held on April 25, 2019 the compensation for the Board of Directors was set at Ps.57,859,561 for the year ended December 31, 2018. For a description of the amounts to be paid to the board of directors of Banco Galicia, see “– Compensation of Banco Galicia’s Directors and Officers” below.

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

At the ordinary shareholders’ meeting held on April 25, 2019, the compensation for the directors of Banco Galicia was set for a total amount of Ps.25.5 million for the year ended December 31, 2018.

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

(i)

Rule 5250 (d) – Distribution of Annual and Interim Reports. In lieu of the requirements of Rule 5250 (d), we follow Argentine law, which requires that companies make public a Spanish language annual report, including annual audited consolidated financial statements, by filing such annual report with the CNV and the BASE, within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the CNV and the BASE within 42 calendar days of the end of each fiscal quarter. The BASE publishes the annual reports and interim reports in the BASE bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of our annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the SEC. We also post the English language translation of our annual reports and quarterly press releases on our website. Furthermore, under the terms of the Second Amended and Restated Deposit Agreement, dated as of June 22, 2000, among us, The Bank of New York, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of our annual reports and each of our quarterly press releases. Annual reports and quarterly press releases are available for inspection by ADRs holders at the offices of The Bank of New York located at 240 Greenwich Street, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to the shareholders, at the company’s executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report), as well as proposals of the company’s board of directors.

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

(iii)

Rule 5605 (d) – Compensation of Officers. In lieu of the requirements of Rule 5605 (d), we follow Argentine law, which does not require companies to form a compensation committee comprised solely of independent directors. It also is not required under Argentine law that the compensation of the Chief Executive Officer and all other executive officers be determined by either a majority of the independent directors or a compensation committee comprised solely of independent directors. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the Chief Executive Officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for directors or managers of the company. Finally, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2).

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

(vi)

Rule 5605 (c) (2) – Audit Committee Composition. Argentine law does not require, and it is equally not customary business practice in Argentina, that companies have an audit committee comprised solely of independent directors. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Since fiscal year 2017, the Audit Committee is comprised of three Directors, two of them independent pursuant to the definition of independence in Rule 10 A-3 (b) (1) and the Argentine law, one of which the Board of Directors determined to be a financial expert. In addition, we have a supervisory committee (“comisión fiscalizadora”) composed of three syndics, who are responsible for monitoring the legality, under Argentine law, of the actions of our Board of Directors and the conformity of such actions with our bylaws.

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

(ix)

Rule 5630 (a) – Conflicts of Interest. In lieu of the requirements of Rule 5630 (a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds 1% of the corporation’s net worth, measured pursuant to the last audited balance sheet. Directors can contract with the corporation only on terms consistent with prevailing market terms. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholders’ vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

Employees

The following table shows the composition of our staff:

	As of December 31,
	2018	2017	2016
Grupo Financiero Galicia S.A.	5	4	6
Banco de Galicia y Buenos Aires S.A.U.	6,294	6,214	5,799
Branches	3,231	3,185	2,790
Head Office	3,063	3,029	3,009
Regional Credit Card Companies	3,488	3,896	4,571
Galicia Administradora de Fondos	22	19	16
Sudamericana Consolidated	381	375	374
Other Subsidiaries	19	24	42
Total	10,209	10,532	10,808

Within the current legal framework, membership in an employee union is voluntary and there is only one union of bank employees with national representation. As of December 31, 2018, approximately 38% of Banco Galicia’s employees were affiliated with the national bank employee union. As of December 31, 2018, approximately 90% of the Regional Credit Card Companies’ work force was party to the merchant union’s Collective Bargaining Agreement No.130/75 applicable to trade employees and 6% of which were members of a labor union.

In general, during the first four months of 2018, the bank employees union and the national commerce employees union commenced negotiations on their respective collective labor agreements to establish new minimum wages. As a result of such negotiations, the minimum wage was increased for these positions. In 2018, due to the significant increases in the inflation index, the increases in the banking agreement were carried out in the months of January, May, July, August, September, October, November and December. In 2018, the Argentine union that represents employees in the banking sector declared general strikes. These strikes were not specific to any bank, but affected all banks in Argentina. Certain of the Bank’s employees who are members of the union participated in the strike; however, the Bank was able to continue its operations during such time as not all employees are members of the union. While employees of Banco Galicia have participated in general strikes against the Argentine banking sector, Banco Galicia has not experienced a targeted strike by its employees since 1973 and the Regional Credit Card Companies have never experienced a targeted employee strike. We believe that our relationship with our employees is stable and positive.

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

In a survey conducted in 2018 by Great Place to Work®, Banco Galicia ranked first for the second consecutive year among the best companies to work in Argentina with more than 1,000 employees, while Tarjeta Naranja ranked second for the second consecutive year among the best companies to work in Argentina with more than 1,000 employees.

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

Share Ownership

For information on the share ownership of our directors and executive officers as of December 31, 2018, see Item 7. “Major Shareholders and Related Party Transactions—A. Major Shareholders”.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2019, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of March 31, 2019, we had 1,426,764,597 shares outstanding composed of 281,221,650 class A shares and 1,145,542,947 class B shares.

Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación. As of March 31, 2019, the controlling shareholders owned 100% of our class A shares through EBA Holding (representing 19.7% of our total outstanding shares) and 9.8% of our class B shares (or 7.8% of our total outstanding shares), therefore directly and indirectly owning 27.5% of our shares and 59.5% of total votes.

Based on information that is available to us, the table below sets forth, as of March 31, 2019, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.

Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
EBA Holding S.A.	281,221,650	100	55.1

Class B Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
The Bank of New York Mellon (1)	585,949,770	51.1	22.9
ANSES	264,221,559	23.1	10.4
EBA Holding Shareholders (2)	111,657,870	9.8	4.4

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

Based on information that is available to us, the table below sets forth, as of March 31, 2018, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

Name	Shares	Class	% of Class A Shares	% of Total Votes
The Bank of New York Mellon	585,949,770	B	41.1	22.9
EBA Holding S.A.	281,221,650	A	19.7	55.1
ANSES.	264,221,559	B	18.5	10.4
EBA Holding Shareholders.	111,657,870	B	7.8	4.4

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

As of March 31, 2019, we had 122 identified United States record shareholders (not considering The Bank of New York), of which 20 held our class B shares and 102 held our ADSs. Such United States holders, in the aggregate, held approximately 259 million of our class B shares, representing approximately 18.2% of our total outstanding capital stock as of such date.

B. Related Party Transactions

Grupo Financiero Galicia and its non-banking subsidiaries are not a party to any transactions with, and have not made any loans to any (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by Grupo Financiero Galicia or its non-banking subsidiaries, (ii) associates (i.e., an unconsolidated enterprise in which Grupo Financiero Galicia or its non-banking subsidiaries has a significant influence or which has significant influence over Grupo Financiero Galicia or its non-banking subsidiaries), (iii) individuals owning, directly or indirectly, an interest in the voting power of Grupo Financiero Galicia or its non-banking subsidiaries that gives them significant influence over Grupo Financiero Galicia or its non-banking subsidiaries, as applicable, and close members of any such individual’s family (i.e., those family members that may be expected to influence, or be influenced by, that person in their dealings with Grupo Financiero Galicia or its non-banking subsidiaries, as applicable), (iv) key management personnel (i.e., persons that have authority and responsibility for planning, directing and controlling the activities of Grupo Financiero Galicia or its non-banking subsidiaries, including directors and senior management of companies and close members of such individual’s family) or (v) enterprises in which a substantial interest is owned, directly or indirectly, by any person described in (iii) or (iv) over which such a person is able to exercise significant influence nor are there any proposed transactions with such persons. For purposes of this paragraph, this includes enterprises owned by directors or major shareholders of Grupo Financiero Galicia or its non-banking subsidiaries that have a member of key management in common with Grupo Financiero Galicia or its non-banking subsidiaries, as applicable. In addition, “significant influence” means the power to participate in the financial and operating policy decisions of the enterprise but means less than control. Shareholders beneficially owning a 10% interest in the voting power of Grupo Financiero Galicia or its non-banking subsidiaries are presumed to have a significant influence on Grupo Financiero Galicia or its non-banking subsidiaries, as applicable.

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

In this section “total financial exposure” comprises equity interests and financial assistance (all credit related items such as loans, holdings of corporate debt securities without quotation, guarantees granted and unused balances of loans granted, among others), as this term is defined in Item 4. “Information on the Company—Argentine Banking Regulation—Lending Limits”.

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

The following table presents the aggregate amounts of total financial exposure of Banco Galicia to related parties, the number of recipients, the average amounts and the single largest exposures as of the end of the two fiscal years ended December 31, 2017 and 2018, and as of March 31, 2018, the last date for which information is available.

	March 31,	December 31,
	2019	2018	2017
	(in millions of Pesos, except as noted)
Aggregate Total Financial Exposure	692	956	1,000
Number of Recipient Related Parties	318	329	364
Individuals	260	269	299
Companies	58	60	65
Average Total Financial Exposure	2	3	3
Single Largest Exposure	116	363	288

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

On March 11, 2015, Banco Galicia’s board of directors granted a checking account overdraft in favor of Grupo Financiero Galicia for up to Ps.230 million with a maturity date of June 30, 2016 (equivalent to Ps.659 million as of December 2018), which was increased on April 5, 2016 to Ps.300 million with a maturity date of June 30, 2017 (equivalent to Ps.625 million as of December 2018).

On March 14, 2017, Banco Galicia’s board of directors decided to grant a checking account overdraft in favor of Grupo Financiero Galicia for up to Ps.500 million with a maturity date of June 30, 2018 (equivalent to Ps.868 million as of December 2018), which was increased in September 2017 to Ps.854 million (equivalent to Ps.1.338 million as December 2018).

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

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

With regard to the Autonomous City of Buenos Aires’claims on account of other items, Banco Galicia cited to the System for the Settlement of Tax Liabilities in Arrears (Law No.3,461 and related regulations), which contemplated the total relief of interest and fines.

In connection with the assessments made by the tax collection authorities from the Province of Buenos Aires, under the framework of some of the processes under discussion at the Provincial Tax Court, at this stage of proceedings the decision issued was favorable with regard to the non taxability thereof. Therefore, Banco Galicia adhered to the System for the Regularization of Tax Debts (Regulatory Decision No.12 and related decisions), which contemplated discounts on the amounts not related to the Compensatory Bond. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities. In turn, the authorities from the Province of Buenos Aires objected to the judgment rendered by the Provincial Tax Court with regard to the Compensatory Bond, and requested the Court of Appeals in Administrative Matters of La Plata to set such decision aside. Banco Galicia entered an appearance and filed a motion for lack of jurisdiction, since it believes only the Argentine Supreme Court of Justice has jurisdiction to issue a decision on such matter. On April 15, 2014, the aforementioned court sustained the motion for lack of jurisdiction and ordered the proceedings to be filed. The authorities from the Province of Buenos Aires filed an appeal before the Supreme Court of Justice of the Province of Buenos Aires, which has not issued a decision to date.

Furthermore, Banco Galicia has been expressing its disagreement regarding claims made by various jurisdictions at the corresponding administrative and/or legal proceedings.These proceedings and their possible effects are constantly being monitored by the Bank’s management. Even though Banco Galicia believes it has complied with its tax liabilities in full pursuant to current regulations, adequate reserves in respect of such proceedings have been allocated.

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco Galicia in connection with the collection of certain financial charges. The Bank does not believe that the resolution of these controversies will have a significant impact on its financial condition.

Regional Credit Card Companies

The AFIP, Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in differing stages of completion, on the companies controlled by Tarjetas Regionales. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales’s subsidiaries. Such companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totaled approximately Ps.38 million.

As of December 1, 2017, Tarjeta Naranja had filed a reimbursement claim before the AFIP regarding its income tax for the 2014-2016 fiscal years in an amount equal to Ps.856,612. The claim was based on the failure to apply the inflation adjustment standards set forth in Section VI of the Income Tax Law, which led to a substantial difference in the taxable income exceeding the reasonable limits of taxation. The same claim was presented on behalf of Tarjetas Cuyanas as of May 17, 2018, for 2014-2016, amounting Ps.145,178. Both claims remain pending before the AFIP.

Based on the opinion of tax advisors, each of Tarjeta Naranja and Tarjetas Cuyanas believes that such claims are unfounded and that the taxes related to such claims have been correctly calculated in accordance with the tax regulations then in effect and Argentine case law.

Dividend Policy and Dividends

Dividend Policy

Grupo Financiero Galicia’s policy for the distribution of dividends envisages, among other factors, the obligatory nature of establishing a legal reserve, financial condition and indebtedness, the business requirements of affiliated companies and, mainly, that the profits recorded in the financial statements are, to a great extent, income from holdings and not realized and liquid profits, a requirement of Section 68 of the Corporations Law so that it is possible to distribute them as dividends. The proposal to distribute dividends arising from such analysis has to be approved at the shareholders’ meeting that discusses the Financial Statements corresponding to each fiscal year.

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

Our ability to pay dividends to our shareholders principally depends on (i) our net income, (ii) cash availability, (iii) indebtedness, and (iv) applicable legal requirements.

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

Dividends

Grupo Financiero Galicia

As a holding company, our principal source of cash from which to pay dividends on our shares is dividends or other intercompany transfers from our subsidiaries, primarily Banco Galicia. Due to dividend restrictions contained in Banco Galicia’s loan agreements in connection with Banco Galicia’s foreign debt restructuring that were lifted when such debt was fully paid during fiscal year 2016 and in some Argentine Central Bank regulations, our ability to distribute cash dividends to our shareholders has been materially and adversely affected since late 2001 until 2010, when Banco Galicia obtained the authorization to distribute its profits.

After the end of fiscal year 2011, the Argentine Central Bank modified its regulations governing the minimum capital requirements and dividend distribution and, consequently, Banco Galicia was not able to pay dividends. However, for fiscal year 2018 the Bank has met the aforementioned regulations and approved the distribution of cash dividends in an amount equal to Ps.1,500 million at its April 2019 shareholders’ meeting. During 2017, Grupo Financiero Galicia paid cash dividends for Ps.240 million for fiscal year 2016, representing Ps.0.1846 per share, equivalent to Ps.406 million as of December 2018. During 2018, Grupo Financiero Galicia paid cash dividends for fiscal year 2017 in the amount of Ps.1,200 million, representing Ps.0.8411 per share, equivalent to Ps.1,617 million as of December 2018.

Due to the fact that most of the profits in fiscal year 2018 correspond to holdings income that does not meet the requirements for distribution set forth in Section 68 of the Corporations’ Law and given Grupo Financiero Galicia’s financial condition, a proposal was made by the Board of Directors to pay cash dividends in an amount equal to Ps.2,000 million (which represents 140.1772%) with regard to 1,426,764,597 class A and B ordinary shares with a face value of Ps.1 each. The shareholders’ meeting held on April 25, 2019 approved such proposal.

Pursuant Act No.27,260, Grupo Financiero Galicia neither reimbursed nor withheld any amount for tax purposes on the dividends paid for fiscal year 2017.

Pursuant Act No.27,430 Grupo Financiero Galicia may withhold some amount for tax purposes on the dividends to be paid for fiscal year 2018.

For more information on requirements for dividend distribution, see Item 4. “Information on the Company”─B.”Business Overview”—“Argentine Banking Regulation”—“Profit Distribution”.

Banco Galicia

During the ordinary and extraordinary shareholders’ meeting held on April 25, 2019, the shareholders approved the payment of a cash dividend, in the amount of Ps.1,500 million, corresponding to the 2018 fiscal year.

Sudamericana Holding

On September 14, 2018, Sudamericana held an extraordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.440 million.

B. Significant Changes

Prisma Medios de Pago S.A.

Within the framework of the divestment commitment undertaken by Prisma Medios de Pago S.A. and its shareholders to the Argentine Commission of Competence Defense, on January 21, 2019, Banco Galicia, along with the other shareholders, accepted an offer made by AI Zenith (Netherlands) B.V. to buy 3,182,444 book-entry common shares, with face value of $1 each and one vote per share, representing 7.7007% of such entity's capital stock.

The estimated total price of the transaction amounted to US$106,258, of which Banco Galicia received US$63,073 on February 1, 2019. The balance (US$43,185) will be paid over the next five years as follows: (i) 30% will be payable in Pesos at the applicable UVA rate, plus an annual nominal 15% rate, and (ii) 70% will be payable in Dollars at an annual nominal 10% rate.

Banco Galicia continues to hold 3,057,642 shares in Prisma Medios de Pago S.A., which represents 7.3988% of its capital stock.

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

Argentine Securities Market

The principal and oldest exchange for the Argentine securities market is the BYMA. The BYMA started operating in 1854 and handles the largest proportion of all equity trading in Argentina. Securities listed on the BYMA include corporate equity and debt securities and government securities. Debt securities listed on the BYMA may also be listed on the MAE. The MERVAL, which is affiliated with the BYMA, was founded in 1929 and is the largest stock market in Argentina. The MERVAL is a private entity, whose capital is integrated by shares admitted to public offer regime and was registered as a market by the CNV under N°16. Its capital is composed of 104 outstanding shares and there are 224 agents registered as members of the Merval market. We are member of the Merval through Galicia Valores, a subsidiary that owns one share. Additionally, the Bank, within the framework of the Capital Market Law, was authorized by the CNV to act as a settlement and clearing agent and trading agent-comprehensive, and was added as member of the MERVAL.

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

Although companies may list all of their capital stock on the BYMA, in most cases the controlling shareholders retain the majority of a company’s capital stock. This results in only a relatively small percentage of most companies’ stock being available for active trading by the public on the BYMA. Even though individuals have historically constituted the largest group of investors in Argentina’s equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine mutual funds, by contrast, continue to have very low participation in the market. Although 104 companies had equity securities listed on the BYMA as of December 31, 2018, the 5 most-traded companies on the exchange accounted for approximately 45.6% of total trading value during 2018, from a 38.6% recorded in 2017. Our shares were the first-most traded shares on the BYMA in 2018, with a 15.2% share of trading volume from an also first position of 10.44% recorded during 2017.

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

Market Regulations

The CNV oversees the Argentine securities markets and is responsible for authorizing public offerings of securities and supervising brokers, public companies and mutual funds. Argentine pension funds and insurance companies are regulated by separate Argentine government agencies, while financial institutions are regulated mainly by the Argentine Central Bank. The Argentine securities markets are regulated by the CNV, which was created by Law No.17,811, as amended.

In compliance with the provisions of Law No.20,643 and the Decrees No.659/74 and No.2220/80, most debt and equity securities traded on the exchanges and the MAE must, unless otherwise instructed by the shareholders, be deposited by the shareholders in Caja de Valores, which is a corporation owned by the BYMA. Caja de Valores is the central securities depository of Argentina, which provides depository facilities for securities and acts as a transfer and paying agent in connection therewith. It also handles settlement of securities transactions carried out on the BYMA and operates the computerized exchange information system.

Pursuant to the requirements of the Argentine regulations, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the U.S. and other countries. However, the CNV has taken steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for non-compliance.

In order to improve the regulation of the Argentine securities market, the CNV passed Decree No.677/01 (the “Decree for Transparency in Public Offerings”). This decree has come to be regarded as the financial consumer’s “bill of rights”. Its objective is to provide transparency and protection to participants in the capital markets. The decree was applied to individuals and entities that participate in the public offering of securities and to stock exchanges as well. Among its key provisions, the decree expanded the definition of “security”; regulated the treatment of negotiable securities; forced publicly listed companies to form audit committees composed of three or more members of the board of the directors (the majority of whom must be independent under CNV regulations); authorized market-stabilization transactions under certain circumstances, and provides for the increased regulation of insider trading, market manipulation securities fraud, going-private transactions and the acquisition of voting shares .

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

Securities can currently be freely traded on the Argentine markets, however the Argentine government has periodically imposed certain restrictions regarding access by residents and non-residents to the local foreign exchange market and to transfers of foreign exchange abroad. See Item 4. “Information on the Company—Government Regulation—Foreign Exchange Market”.

On October 2007, the CNV passed Resolution No. 516/07, which was amended in May 2012 by Resolution No. 606/12 to provide for the voluntary adoption of a corporate governance code. This resolution established the minimum requirements for corporate governance codes and recommends adoption of such code by public companies. This resolution also requires that their policy with respect to each recommendation be detailed in a template provided by such resolution in the annual report. The Resolution No. 516/07 was effective for fiscal years beginning on January 1, 2008 and after and, therefore, public companies, including us, have to report on their degree of fulfillment of each topic of such code.

On December 2012, the Argentine Congress passed the Capital Markets Law (Law No. 26,831), which became effective on January 2013, replacing Law No.17,811 and Decree No. 677/01, with the goal of regulating capital markets transactions subject to the supervision of the CNV and broadening the CNV’s powers. Additionally, under the Capital Markets Law, the self-regulation of markets was eliminated, and authorization, supervision, control and disciplinary and regulatory powers were conferred to the CNV. On September 9, 2013, the CNV published CNV Rules supplementing the Capital Markets Law. The CNV Rules have been in force since September 18, 2013.

On May 9, 2018, the Argentine Congress passed Law No. 27,440 (Ley de Financiamiento Productivo) with the goal of developing the Argentine domestic capital markets. The draft bill provides for the amendment and update of the Argentine Capital Markets Law, the Mutual Funds Law and the Argentine Negotiable Obligations Law, among others. Such Law No. 27,440 sets forth certain regulations that are intended to provide SMEs with better access to financial instruments and to create an electronic credit invoice for MSMEs that replace the receipts from sales and credit invoices. Also, Law No. 27,440 improves the regulatory framework by introducing the new products for SMEs, such as discounts for access to the financial market and the amendment of certain tax provisions, regulations relating to derivatives and the promotion of a financial inclusion program.

Item 10. Additional Information

B. Memorandum and Articles of Association

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

Outstanding Capital Stock

Our total subscribed and paid-in share capital as of December 31, 2018, amounted to Ps.1,426,764,947, composed of class A shares and class B shares, each with a par value of Ps.1. The following table presents the number of our shares outstanding as of December 31, 2018, and the voting interest that the shares represent.

			December 31, 2018
Shares	Number of Shares	% of Capital Stock	% of Voting Rights
Class A Shares	281,221,650	20%	55.11
Class B Shares	1,145,542,947	80%	44.89
Total	1,426,764,597	100%	100

Registration and Transfer

The class B shares are book-entry common shares held through Caja de Valores. Caja de Valores maintains a stock registry for us and only those persons listed in such registry will be recognized as our shareholders. Caja de Valores periodically delivers to us a list of the shareholders as at a certain date.

The class B shares are transferable on the books of Caja de Valores. Caja de Valores records all transfers in our registry. Within ten days of any such transfer, Caja de Valores is required to confirm the registration of transfer with the transferor.

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

At each annual shareholders’ meeting, the term of one-third of the members of our Board of Directors (no fewer than three directors) expires and their successors are elected to serve for a term of three years. The shareholders’ meeting shall have the power to fix a shorter period (one or two years) for the terms of office of one, several or all the directors. This system of electing directors is intended to help maintain the continuity of the board. Alternate directors replace directors until the following general ordinary shareholders’ meeting is held. Directors may also be replaced by alternate directors if a director will be absent from a board meeting. The Board of Directors is required to meet at least once every month and anytime any one of the directors or syndics so requests.

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

Appointment of Directors and Syndics by Cumulative Voting

The Corporations Law provides for the use of cumulative voting to enable minority shareholders to appoint members of the board of directors and syndics. Upon the completion of certain requirements, shareholders are entitled to appoint up to one third of the vacancies to be filled on the board of directors by cumulative voting. Each shareholder voting cumulatively has the number of votes resulting from multiplying the number of votes to which such shareholder would normally be entitled by the number of vacancies to be filled. Such shareholder may apportion his votes or cast all such votes for one or a number of candidates not exceeding one-third of the vacancies to be filled.

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

Under BYMA regulations, cash dividends must be paid to shareholders within ten days of the shareholders’ meeting approving said dividend. Payment of dividends in shares requires authorization from the CNV, the BYMA and the Córdoba Stock Exchange, whose authorizations must be requested within ten business days after the shareholders’ meeting approving the dividend. We must make a distribution of the shares available to shareholders not later than three months after receiving authorization to do so from the CNV.

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

Preemptive rights are exercisable following the last publication of the notification to shareholders of the opportunity to exercise preemptive rights in the Official Gazette and an Argentine newspaper of wide circulation for a period of 30 days, provided that such period may be reduced to no less than ten days if so approved by an extraordinary shareholders’ meeting.

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

Redemption or Repurchase

According to the Capital Markets Law, a stock corporation may acquire the shares issued by it, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and those set forth by the CNV. The above-mentioned conditions are: (i) the shares to be acquired shall be fully paid up; (ii) there shall be a resolution signed by the board of directors to such effect; (iii) the acquisition shall be made out of net profits or free or voluntary reserves; and (iv) the total amount of shares acquired by the Company, including previously acquired shares, shall not exceed 10% of the capital stock or such lower percentage determined by the CNV. The shares acquired by the Company in excess of such limit shall be disposed of within the term of 90 days after the date of the acquisition originating such excess.

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

C. Material Contracts

Bonds

During the 2016 fiscal year, Banco Galicia issued subordinated Class II notes due 2026 in an aggregate principal amount of US$250 million. The proceeds of this issuance were used to redeem the Bank’s outstanding subordinated notes due 2019. During the 2017 fiscal year, Banco Galicia issued Class III notes in an aggregate principal amount of US$150.5 million due 2020 and Class IV notes in an aggregate principal amount of Ps.2,000 million due 2020. During the 2018 fiscal year, Banco Galicia issued Class V Series I notes due 2020 and Series II notes due 2020 in an aggregate principal amount of Ps.4,209 million and Ps.2,032 million, respectively.

The pricing supplements for the issuances described above set forth certain covenants Banco Galicia must comply with for the benefit of the holders of such notes, which include, among others, restrictions on mergers, acquisitions or dispositions (subject to certain exceptions) and restrictions on the incurrence of additional debt.

For additional detail regarding the notes issued during fiscal year 2018, see Note 28 to our financial statements.

Loans

In May 2016, the IFC granted Banco Galicia a credit line in an amount of up to US$130 million. As of May 2018, Banco Galicia has drawn all of the commited amount and the loan was amortized for Ps.8 million.

On March 23, 2018, Banco Galicia announced the issuance of a green bond to raise US$.100 million in order to expand its loan program for environmental efficiency projects. This is the first green bond issued by a private financial institution in Argentina, marking Banco Galicia’s commitment to finance projects with a positive impact on the environment.The bonds were underwritten on June 21, 2018 by the IFC. To date, loans for US$10 million were granted.

D. Exchange Controls

For a description of the exchange controls that would affect us or the holders of our securities, see Item 4. “Information on the Company—Government Regulation—Foreign Exchange Market”.

E. Taxation

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

Argentine Taxes

Law No.26,893, enacted on September 12, 2013 and published in the Official Gazette on September 23, 2013, introduced changes to Income Tax Law No.20,628, including the derogation of Section 78 of Decree No.2284/1991; which provides that foreign holders with no permanent establishment in Argentina are exempt from paying income tax on the capital gains arising from the sale or other disposition of shares or ADSs.

Decree No.2334/2013 has regulated Law No.26,893. This decree provides that changes introduced by Law No.26,893 are effective from the date of publication of such law in the Official Gazette and apply to taxable events carried out from such date onwards.

Law No.27,430 enacted on December 27, 2017 and published in the Official Gazette on December 29, 2017, introduced several changes to Income Tax Law No.20,628. The principal change resulting from such law is a corporate income tax rate reduction in two phases. For fiscal years beginning on or after January 1, 2018 until December 31, 2019, the government has reduced the corporate income tax rate from 35% to 30%. After December 31, 2019, the corporate tax rate will be further reduced to 25%.

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

Decree No.1170/2018 provides for further guidance on Law No.27,430. This decree provides that dividend payments on ADSs or ordinary shares, whether in cash, property, or stock, would be subject to Argentine withholding tax and the exemption referred to in the last paragraph of “—Argentine Taxes” above shall not apply.

Equalization Tax

There is a specific rule under which a 35% tax (“equalization tax”) will be imposed on certain dividends approved by shareholders. The equalization tax will be applied only to the extent that distributions of dividends exceed the taxable income of the company increased by non-taxable dividends received by the distributing company in prior years and reduced by Argentine income tax paid by the distributing company.

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

Taxation of Capital Gains

In accordance with Law No.27,430 capital gains derived by non-resident individuals or foreign companies from the sale, exchange or other disposition of ADSs or class B shares are subject to the following regulations:

•	Non-residents continue to be exempted from tax on capital gains arising from the sale of shares in publicly- traded companies, if the shares are traded on the BASE.
•

Transfer of Argentine securities that occurred after September 23, 2013 triggered taxation on a retroactive basis, as the suspension of the rule that called for the tax was lifted. The tax will not apply to sales made through stock exchanges if the tax had not been withheld.

•

Indirect transfers of Argentine assets (including shares) will be taxable, if (i) the value of the Argentine assets exceed 30% of the transaction’s overall value; and (ii) the equity interest sold (in the foreign entity) exceeds 10%. The tax will also be due if any of these thresholds were met during the 12 month period prior to the sale. The indirect transfer of Argentine assets will only be subject to tax if these assets are acquired after January 1, 2018. Transactions involving indirect transfers of Argentine assets within the same economic group would also not trigger taxation, provided the requirements set by regulations have been met. Decree No.279/2018 and General Resolution No.4227/2018, provide that the seller, and not the buyer, is the party responsible for withholding the tax. The regulation has established a new mechanism regulating how non-resident sellers should pay the tax on the capital gain for transactions that have taken place on or after January 1, 2018. In summary, the non-resident seller should pay the tax directly through an international wire transfer unless there is a local withholding agent (i.e., local buyer or local custodial institution) involved in the payment.

•	Transfer Taxes: no Argentine transfer taxes are applicable on the sale or transfer of ADSs or class B shares.

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

Income tax and asset tax payments for a tax year will reduce a company’s tax liability on assets for that tax year; and can be carried forward to be applied against the company’s income tax liability in any of the next 10 tax years.

According to Law No.27,260, this tax will be repealed as of 2019.

Personal Assets Tax

Individuals domiciled and undivided estates located in Argentina or abroad will be subject to an annual tax in respect of assets located in Argentina and abroad. Applicable wealth tax rates and minimum non-taxable asset values for the general taxpayer regime are replaced with effect as of fiscal year 2019 by Law No.27,480. The following is the new scheme:

Fiscal year	Tax rate	Exempt Minimum
2019 onwards	*	Ps.2,000,000

*Taxe Rate (In pesos except percentages)
Total Value of Assets		Flat Tax	More %	Taxation over the excess of the amount
Over Ps.	Up to the amount
—	3,000,000	—	0.25	—
3,000,000	18,000,000	7,500	0.50	3,000,000
18,000,000	Onward	82,500	0.75	18,000,000

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

An exception pursuant to a tax reform was published in the Official Gazette as Law No.25,585, which went into effect on December 31, 2002. This tax reform introduced a mechanism to collect the personal assets tax on shares issued by companies ruled by the Corporations Law, which ownership belongs to individuals domiciled in Argentina or abroad, and companies or entities domiciled abroad. In the case of companies or entities domiciled abroad, it will be assumed, without admitting any proof to the contrary, that these shares ultimately belong to individuals domiciled abroad.

The tax was assessed and paid by those companies ruled by the Corporations Law at the rate of 0.5% on the value of the shares or equity interest. Since fiscal year 2016, after amendments introduced by Law No.27,260, the tax rate applicable to participations in domestic entities has been reduced from 0.50% to 0.25%. The valuation of the shares, whether listed or not, must be made according to their proportional equity value. These companies may eventually seek reimbursement from the direct owner of the shares, in respect of any amounts paid to the Argentine tax authorities as a personal asset tax. Grupo Financiero Galicia has sought reimbursement for the amount paid corresponding to December 31, 2002. The Board of Directors submitted the decision on how to proceed with respect to fiscal year 2003 to the annual shareholders’ meeting held on April 22, 2004. At that meeting, our shareholders voted to suspend all claims on our shareholders for any amount unpaid for fiscal year 2002 and to have the Company absorb the amounts due for fiscal year 2003 onward, when not withheld from dividends.

Pursuant to Law No.27,260, Argentine companies that have properly fulfilled their tax obligations during the two prior fiscal years to the 2016 fiscal year, and which comply with certain other requirements, may qualify for an exemption from personal asset taxes for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017. Grupo Financiero Galicia filed this request. Notwithstanding, we cannot assure that in the future, Grupo Financiero Galicia can fulfill these requirements and maintain such exemption.

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

United States Federal Income Taxes

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of class B shares and ADSs, as their terms are set forth in the documents or the forms thereof, relating to such securities as in existence on the date hereof, but it does not purport to address all the tax considerations that may be relevant to a decision to purchase, own or dispose of class B shares or ADSs. This summary assumes that the class B shares or ADSs will be held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not address tax consequences to all categories of investors, some of which (such as dealers or traders in securities or currencies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, banks, insurance companies, persons that received class B shares or ADSs as compensation for the performance of services, persons owning (or deemed to own for U.S. federal income tax purposes) 10% or more (by voting power or value) of our shares, U.S. Holders (as defined below) whose functional currency is not the Dollar and persons that hold the class B shares or ADSs as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction for U.S. federal income tax purposes) may be subject to special tax rules. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of class B shares or ADSs.

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

Dividends paid in Pesos will be included in the gross income of a U.S. Holder in an amount equal to the Dollar value of the Pesos on the date of receipt, which, in the case of ADSs, is the date they are received by the Depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Any gains or losses resulting from the conversion of Pesos between the time of the receipt of dividends paid in Pesos and the time the Pesos are converted into Dollars will be treated as ordinary income or loss, as the case may be, of a U.S. Holder. Dividends received by a U.S. Holder with respect to the class B shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Argentine tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific categories of income. For this purpose, dividend income with respect to class B shares or ADSs should generally constitute “passive category income”, or in the case of certain U.S. Holders, “general category income”. The rules governing the foreign tax credit are complex. Prospective holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Based on certain estimates of its gross income and gross assets (which estimates are inherently imprecise), the nature of its business, and reliance on the Active Bank Exception, Grupo Financiero Galicia believes that it should not be classified as a PFIC for the taxable year ended December 31, 2018. Grupo Financiero Galicia’s status in future years will depend on its assets and activities in those years. Grupo Financiero Galicia has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that Grupo Financiero Galicia will not be considered a PFIC for any taxable year. If Grupo Financiero Galicia were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.

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

Reporting Requirements

Non-corporate U.S. Holders, including individuals, that hold “specified foreign financial assets”, as defined in the Treasury Regulations (which may include class B shares or ADSs), other than in an account at a U.S. financial institution or the U.S. branch of a non-U.S. financial institution, are required to report certain information relating to such assets. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this and any other reporting requirements on their ownership and disposition of class B shares or ADSs. Failure to comply with applicable reporting requirements could result in the imposition of substantial penalties.

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

FATCA

Beginning on the date that is two years after the date on which final Treasury Regulations are published defining the term “foreign passthru payment”, Grupo Financiero Galicia may be required, pursuant to Sections 1471 through 1474 of the Code, and the Treasury Regulations promulgated thereunder (often referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) to withhold U.S. tax at a 30% rate on all or a portion of any distribution on class B shares or ADSs which is treated as a “foreign passthru payment”.

Assuming that distributions from Grupo Financiero Galicia constitute “foreign passthru payments” and that Grupo Financiero Galicia enters into an agreement with the IRS to report the information required by FATCA or, if Argentina has entered in an intergovernmental agreement with the United States (an “IGA”), Grupo Financiero Galicia complies with such IGA, then an investor considered to have a “U.S. account” maintained by Grupo Financiero Galicia may be required to provide the information described below or be subject to U.S. withholding tax on any distribution on class B shares or ADSs that is treated as a “foreign passthru payment”. Investors in class B shares or ADSs that are financial institutions, or financial institutions that receive payments on behalf of other persons, and that have not entered into an agreement with the IRS (or otherwise established an exemption from FATCA, including pursuant to an applicable IGA) would also be subject to this U.S. withholding tax.

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

H. Documents on Display

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

In compliance with the Argentine Central Bank’s regulations, based on the best practices and international standards, Banco Galicia has a Risk Management Division responsible for identifying, monitoring and actively and integrally managing the different risks Banco Galicia and its subsidiaries are exposed to (credit, financial and operational risks). The aim of the Division is to guarantee Banco Galicia’s board of directors that it is fully aware of the risks Banco Galicia is exposed to. It also creates and proposes the policies and procedures necessary to mitigate and control such risks. The Risk Management Committee, made-up of four members of the board of directors of Banco Galicia, the Chief Executive Officer and the managers of the Risk Management Division, the Planning Division and Internal Audit, is the highest corporate body to which Banco Galicia’s board of directors delegates integral risk management and the executive responsibility to define and enforce risk management policies, procedures and controls. This Committee is also responsible for setting specific limits for the exposure to each risk and approving, when applicable, temporary excesses over such limits as well as being informed of each risk position and compliance with policies.

See Item 6. “Directors, Senior Management and Employees”—“Functions of the Board of Directors of Banco Galicia”. Liquidity management is discussed in Item 5 “Operating and Financial Review and Prospects”─.B.“Liquidity and Capital Resources”. Credit risk management is discussed in Item 4. “Information on the Company”—B.“Business Overview”─ “Selected Statistical Information”—“Credit Review Process” and other sections under Item 4. “Information on the Company”—B.”Business Overview”─ “Selected Statistical Information” describing Grupo Galicia’s financial instruments portfolio and financial instruments loss experience.

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

Aimed at managing and limiting the sensitivity of Banco Galicia's economic value and results with respect to variations in the interest rate inherent to the structure of certain assets and liabilities, the following caps have been determined:

•	Limit on the gross brokerage margin for the first year.
•	Limit on the net present value of assets and liabilities.

Limit on the Gross Brokerage Margin for the First Year

The effect of interest rate fluctuations on the gross brokerage margin for the first year is calculated using the methodology known as scenario simulation. On a monthly basis, gross brokerage margin for the first year is simulated in a base scenario and in a “+400 bps” scenario for peso currency and “+200 bps” scenario for dollar scenario. In order to prepare each scenario, different criteria are assumed regarding the sensitivity to interest rates of assets and liabilities, depending on the historical performance observed of the different balance sheet items. Gross brokerage margin for the first year in the “+400 bps” and “+200 bps” scenario is compared to the gross brokerage margin for the first year in the “base” scenario. The resulting difference is related to the annualized accounting gross brokerage margin for the last calendar trailing quarter available, for Banco Galicia on a consolidated basis.

The limit on a potential loss was established at 10% of the gross brokerage margin for the first year, as defined above. At fiscal year-end, the negative difference between the gross brokerage margin for the first year corresponding to the “+400/200 bps” scenario and that corresponding to the “base” scenario accounted for -6.4% of the gross brokerage margin for the first year.

The tables below show as of December 31, 2018 and December 31, 2017, in absolute and percentage terms, the change in Banco Galicia’s gross brokerage margin (“GBM”) of the first year, as compared to the gross brokerage margin of the “base” scenario corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 bps from those in the “base” scenario. Banco Galicia’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Government.

Net Portfolio
	Gross Brokerage Margin (1)
	December 31, 2018		December 31, 2017
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM	Variation	% Change in the GBM
200	2,118	3.02%	762	2.88%
150	1,525	2.17%	570	2.15%
100	933	1.33%	377	1.42%
50	343	0.49%	185	0.70%
Static
(50)	(568)	(0.81)%	(195)	(0.74)%
(100)	(1,255)	(1.79)%	(382)	(1.44)%
(150)	(1,935)	(2.76)%	(597)	(2.26)%
(200)	(2,598)	(3.70)%	(812)	(3.07)%

(1)	Net interest of the first year

Net Trading Portfolio
	Gross Brokerage Margin (1)
	December 31, 2018		December 31, 2017
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM	Variation	% Change in the GBM
200	24	0.03%	213	0.80%
150	18	0.03%	158	0.60%
100	12	0.02%	103	0.39%
50	6	0.01%	48	0.18%
Static
(50)	(6)	(0.01)%	(60)	(0.23)%
(100)	(12)	(0.02)%	(114)	(0.43)%
(150)	(17)	(0.02)%	(168)	(0.63)%
(200)	(23)	(0.03)%	(222)	(0.84)%

(1)	Net interest of the first year

Net Non -Trading Portfolio
	Gross Brokerage Margin (1)
	December 31, 2018		December 31, 2017
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM	Variation	% Change in the GBM
200	2,094	2.98%	549	2.07%
150	1,507	2.15%	412	1.56%
100	921	1.31%	274	1.04%
50	337	0.48%	137	0.52%
Static
(50)	(562)	(0.80)%	(135)	(0.51)%
(100)	(1,243)	(1.77)%	(268)	(1.01)%
(150)	(1,918)	(2.73)%	(429)	(1.62)%
(200)	(2,575)	(3.67)%	(590)	(2.23)%

(1)	Net interest of the first year

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

The limit on interest rate risk exposure, expressed as a difference between the net present value of assets and liabilities in the “base” scenario and the “critical” scenario cannot exceed 15% of the consolidated RPC. As of December 31, 2018, the “Value at Risk” was -14.2% of the RPC.

Foreign Exchange Rate Risk

Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and Banco Galicia’s net financial income resulting from the revaluation of Banco Galicia’s assets and liabilities denominated in foreign currency. The impact of variations in the exchange rate on Banco Galicia’s net financial income depends on whether Banco Galicia has a net asset foreign currency position (the amount by which foreign currency denominated assets exceed foreign currency denominated liabilities) or a net liability foreign currency position (the amount by which foreign currency denominated liabilities exceed foreign currency denominated assets). In the first case an increase/decrease in the exchange rate results in a gain/loss, respectively. In the second case, an increase/decrease results in a loss/gain, respectively. Banco Galicia has established limits for its consolidated foreign currency mismatches for the asset and liability positions of -9 % and + 30% of Banco Galicia’s RPC. At the end of the fiscal year, Banco Galicia’s net asset position in foreign currency represented 0.6%.

As of December 31, 2018, Banco Galicia had a net asset foreign currency position of Ps.620 million (US$16 million) after adjusting its on-balance sheet net liability position of Ps.591 million (US$13 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.101 million (US$3 million), recorded off-balance sheet.

As of December 31, 2017, Banco Galicia had a net asset foreign currency position of Ps.519 million (US$27 million), after adjusting its on-balance sheet net asset position of Ps.2033million (US$108 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.2,552 million (US$136 million), recorded off-balance sheet.

As of January 1, 2017, Banco Galicia had a net asset foreign currency position of Ps.1,041 million (US$65 million) after adjusting its on-balance sheet net liability position of Ps.1,371 million (US$87 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.2,412 million (US$152 million), recorded off-balance sheet

The tables below show the effects of changes in the exchange rate of the Peso vis-à-vis the Dollar on the value of Banco Galicia’s foreign currency net asset position as of December 31, 2018, 2017 and January 1, 2017. As of these dates, the breakdown of Banco Galicia’s foreign currency net asset position into trading and non-trading is not presented, as Banco Galicia’s foreign currency trading portfolio was not material

	Value of Foreign Currency Net Position
	As of December 31,
	2018
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount	Absolute Variation	% Change
	(in millions of Pesos, except percentages)
40%	867	247	40
30%	806	186	30
20%	744	124	20
10%	682	62	10
Static (2)	620	-	-
-10%	558	(62)	(10)
-20%	496	(124)	(20)
-30%	434	(186)	(30)
-40%	373	(247)	(40)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position
	As of December 31,
	2017
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount	Absolute Variation	% Change
	(in millions of Pesos, except percentages)
40%	(726)	(207)	40
30%	(675)	(156)	30
20%	(623)	(104)	20
10%	(571)	(52)	10
Static (2)	519	-	-
-10%	(467)	(52)	(10)
-20%	(415)	(104)	(20)
-30%	(363)	(156)	(30)
-40%	(312)	(207)	(40)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position
	As of January 1,
	2017
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount	Absolute Variation	% Change
	(in millions of Pesos, except percentages)
40%	1,456	415	40
30%	1,353	312	30
20%	1,249	208	20
10%	1,145	104	10
Static (2)	1,041	-	-
-10%	937	(104)	(10)
-20%	833	(208)	(20)
-30%	729	(312)	(30)
-40%	626	(415)	(40)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

Currency Mismatches

The funding and the use of funds in loans and/or investments can be carried out in assets and liabilities denominated in different currencies. As such, there is the potential for a currency mismatch between liabilities and the use thereof on assets, generating a risk. Currency risk is defined as the risk of incurring equity losses as a result of variations in the foreign currency exchange rates in which assets and liabilities are denominated.

The management of the Bank’s currency risk mismatch involves the monitoring of foreign currency-denominated assets and liabilities that may change in the short- and or mid-term. One of the available market instruments for the management of currency mismatches of assets and liabilities are “currency futures” transactions, which are traded on the MAE (MAE – OCT) and Mercado a Término de Rosario (ROFEX).

The policy framework currently in force establishes limits in terms of maximum net asset positions (assets denominated in a currency which are higher than the liabilities denominated in such currency) and net liability positions (assets denominated in a currency which are lower than the liabilities denominated in such currency) for mismatches in foreign currency, as a proportion of the Bank’s computable regulatory capital (“RPC”), on a consolidated basis.

The table below shows the composition of the Bank’s Shareholders’ Equity as of December 31, 2018, by currency and type of adjustment:

	December 31, 2018
	Assets	Liabilities	Gap
	(in millions of Pesos)
Financial Assets and Liabilities	541,490	489,870	51,620
Pesos - Adjusted by UVA	18,457	3,207	15,250
Pesos - Unadjusted	322,227	286,218	36,009
Foreign Currency (1)	200,806	200,445	361
Other Assets and Liabilities	28,202	17,979	10,223
Total Gap	569,692	507,849	61,843
Adjusted for Forward Transactions Recorded in Memo Accounts
Financial Assets and Liabilities	541,490	489,870	51,620
Pesos - Adjusted by the UVA	18,457	3,207	15,250
Pesos - Unadjusted, Including Shareholders’ Equity (2)	282,085	246,177	35,908
Foreign Currency (1) (2)	240,948	240,486	462
Other Assets and Liabilities	28,202	17,979	10,223
Total Adjusted Gap	569,692	507,849	61,843

(1)	In Pesos, at an exchange rate of Ps.37.8083 per US$1.
(2)	Adjusted for forward sales and purchases of foreign exchange, without delivery of underlying assets and recorded in Memorandum Accounts.

As of December 31, 2018, considering the adjustments from forward transactions recorded under memorandum accounts, Banco Galicia had net asset positions in foreign currency and Pesos adjusted and non-adjusted.

The paragraphs below describe the composition of the different currency mismatches of assets and liabilities as of December 31, 2018:

Assets and Liabilities Denominated in Foreign Currency

As of December 31, 2018, the Bank’s assets denominated in foreign currency were mainly comprised of the following: (i) Ps.95,614 million of cash and balances from the Argentine Central Bank and correspondent banks; (ii) Ps.95,707 million for loans (principal plus interest, net of allowances) and other financing, including Ps.1,002 million for receivables for financial leases; (iii) Ps.4,375 million for debt securities, primarily financial trusts; (iv) Ps.2,893 million for assets pledged as collateral, including forward purchases of government securities and (v) Ps.1,459 million for government and private securities.

The liabilities denominated in foreign currency consisted mainly of: (i) Ps.162,668 million for deposits (principal, interest and quotation differences); (ii) Ps.13,955 million for payables to banks and international credit entities; (iii) Ps.13,619 million for subordinated and unsubordinated notes issued by Banco Galicia; (iv) Ps.8,003 million for other financial liabilities, mainly collections on behalf of third parties; (v) Ps.1,895 million for repurchase transactions; and (vi) Ps.1,087 million for sales of government securities and foreign currency pending settlement.

A net asset position of Ps.361 million stemmed from the consolidated balance sheet. Furthermore, forward transactions in foreign currency without delivery of the underlying asset were recorded in memorandum accounts, which, in terms of their notional value, were equal to a net asset position of Ps.101 million. Therefore, as of that date, the net position in foreign currency adjusted to reflect these transactions was a net asset position of Ps.462 million, equivalent to US$12 million.

Banco Galicia has set limits as regards foreign-currency mismatches at -9% of the Bank’s RPC for its net liability position and at +30% of the Bank’s RPC for its net asset position. At the fiscal year-end, Banco Galicia's net asset position in foreign currency represented 0.8% of its RPC.

Non-Adjusted Peso-Denominated Assets and Liabilities

The Bank’s non-adjusted Peso-denominated assets at December 31, 2018 were mainly comprised of the following: (i) Ps.168,546 million for loans (principal plus interest, net of allowances) including Ps.1,167 million for receivables from financial leases and Ps.974 million for miscellaneous receivables; (ii) Ps.70,098 million for the holding of securities issued by the Argentine Central Bank. (Leliq); (iii) Ps.52,883 million for cash and balances held at the Argentine Central Bank and correspondent banks (including the balance of escrow accounts); (iv) Ps.14,438 million for the holding of government and private securities; (v). Ps.8,351 million for “Other Financial Assets”, out of which Ps.4,223 million was related to mutual funds of regional credit-card companies; (vi) Ps.2,736 million pledged as collateral; and (vii) Ps.2,068 million for repurchase transactions.

Banco Galicia’s non-adjusted Peso-denominated liabilities at December 31, 2018 were mainly comprised of the following (i) Ps.194,223 million for deposits (principal plus interest); (ii) Ps.36,895 million for liabilities payable to stores, credit card transactions of Banco Galicia and Tarjetas Regionales; (iii) Ps.26,133 million for notes issued by Banco Galicia and Tarjetas Regionales; (iv) Ps.16,567 million for amounts payable for future transactions and transactions pending settlement of government securities and foreign currency; and (v) Ps.5,631 million for debt incurred with local financial institutions.

The net asset position in non-adjusted Peso-denominated assets and liabilities was Ps.35,908 million at December 31, 2018.

Peso-Denominated Assets and Liabilities Adjusted by UVA

At December 31, 2018, the net asset position amounted to Ps.15,250 million, which is primarily comprised of Ps.17,474 million for loans, mainly UVA mortgage loans and Ps.984 million for miscellaneous receivables.

With respect to liabilities, Ps.2,481 million was related to UVA-adjusted time deposits and Ps.726 million related to balances of the unemployment fund of construction workers.

Other Assets and Liabilities

As of December 31, 2018, “Other Assets - Liabilities” mainly included the following: (i) property, plant and equipment, miscellaneous and intangible assets for Ps.26,450 million; and (ii) miscellaneous receivables for Ps.1,068 million.

As of December 31, 2018, liabilities mainly included the following: (i) Ps.14,098 million recorded in “Other Non-financial Liabilities”; (ii) Ps.1,100 million for insurance contract liabilities; and (iii) Ps.1,449 million for provisions for other contingencies.

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

Banco Galicia’s policy requires that the Risk Management and Treasury Divisions agree on the parameters under which the models work, and establishes the maximum losses authorized both for equity securities, foreign-currency, Argentine Central Bank’s debt instruments and derivative products in a fiscal year. Maximum losses were established in:

Risk	Policy on Limits
(in millions of Pesos)
Currency	78
Fixed-income instruments	561
Interest rate derivatives	110
Variable income	1

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

As of December 31, 2018, such exposure was 7.4% over total liabilities.

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

Item 12. Description of Securities Other Than Equity Securities

D. American Depositary Shares

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

Fees and Direct and Indirect Payments Made by the Depositary to Us

Past Fees and Payments

Grupo Financiero Galicia received a payment of US$267,815 for fiscal year 2018, US$286,530 for fiscal year 2017 and US$280,601 for fiscal year 2016 in relation to continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), accounting fees and legal fees.

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

We expect to receive a similar reimbursement from the depositary for expenses for the fiscal year ending December 31, 2019 to the one we received for the fiscal year ended December 31, 2018.

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

2) Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control–Integrated Framework 2013.

3) Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2018.

4) Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2018, as stated in their report to our consolidated financial statements.

(c) See Item 18. “Financial Statements–Report of the Independent Registered Public Accounting Firm” for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2018.

During the period covered by this report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Mr. Antonio R. Garcés was the financial expert serving on our Audit Committee for the year ended December 31, 2018. Mr. Garcés also considered independent as such term is defined under Nasdaq National Market listing requirements.

Item 16B. Code of Ethics

We have adopted a code of ethics (for Grupo Financiero Galicia and its main subsidiaries) in accordance with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. We did not modify our code of ethics during the fiscal year ended December 31, 2018. In addition, we did not grant any waivers to our code of ethics during the fiscal year ended December 31, 2018. In June 2009, we adopted a Code of Good Practice in Corporate Governance in accordance with Argentine legal requirements that received minor modifications in 2016, 2017 and 2018. On May 23, 2012 the CNV issued Rule No. 606 (modifying Rule No. 516) which established new standards for the filing of the Code of Good Practices in Corporate Governance. Our code of ethics and our code of corporate governance good practices are attached hereto as Exhibits 11.1 and 11.2.

Item 16C. Principal Accountants’ Fees and Services

The following table sets forth the total amount billed to us by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2018 and 2017.

	2018	2017
	(in thousands of Pesos)
Audit Fees	67,132	78,627
Audit Related Fees	10,999	16,746
Tax Fees	4,831	11,048
All Other Fees	12,732	8,678
Total	95,694	115,099

Audit Fees

Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and U.S. GAAP requirements for the fiscal years ended December 31, 2018 and December 31, 2017.

Audit-Related Fees

Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in 2018 and 2017.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance

See Item 6. “Directors, Senior Management and Employees”—“Nasdaq Corporate Governance Standards” for a summary of ways in which the Company’s corporate governance practices differ from those followed by U.S. companies.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Report of the Independent Registered Public Accounting Firm as of and for the fiscal year ended December 31, 2018.

Consolidated Balance Sheets as of December 31, 2018 and 2017 as of January 1, 2017.

Consolidated Statements of Income for the years ended December 31, 2018 and 2017.

Consolidated Statements of Cash Flows for the years ended December 31, 2018 and 2017.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2018 and 2017.

Notes to the Consolidated Financial Statements.

You can find our audited consolidated financial statements on pages F-1 to F-120 of this annual report.

Item 19. Exhibits

Exhibit	Description
1.1	Unofficial English language translation of the Bylaws (estatutos sociales).*****
2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*
2.2	Indenture, dated as of July 19, 2016, among Banco de Galicia y Buenos Aires S.A.U., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.****
2.3	Indenture, dated as of April 11, 2017, among Tarjeta Naranja S.A., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.*****
4.1

Stock Purchase Agreement, dated as of June 1, 2009, among American International Group Inc., AIG Consumer Finance Group, Inc. and Banco de Galicia y Buenos Aires S.A.U., and the other parties signatory thereto.***

4.2	Loan Agreement, dated as of May 24, 2016, between Banco de Galicia y Buenos Aires S.A.U. and International Finance Corporation.****
4.3	Bond Subscription Agreement, dated as of March 23, 2018, between Banco de Galicia y Buenos Aires S.A.U. and International Finance Corporation.
8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company-Organizational Structure”.
11.1	Code of Ethics.**
11.2	Code of Corporate Governance Good Practices.*****
12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference from our Registration Statement on Form F-4 (333-11960).
**	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2008.
***	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2009.
****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2016.
*****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2017.

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

Date: May 15, 2019

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Grupo Financiero Galicia S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Grupo Financiero Galicia S.A. and its subsidiaries (the “Company”) as of December 31, 2018, December 31, 2017 and January 1, 2017, and the related consolidated income statement, statements of other comprehensive income, of changes in shareholders’ equity and of cash flows for each of the two years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, December 31, 2017 and January 1, 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing on Item 15.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

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

/s/ SANTIAGO JOSÉ MIGNONE (Partner)
Santiago José Mignone

Buenos Aires, Argentina

May 14, 2019.

We have served as the Company’s auditor since 1999.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Notes	12.31.18	12.31.17	01.01.17
Assets
Cash and Due from Banks	6	143,309,428	87,044,881	121,183,979
Cash		21,189,989	12,968,191	13,521,127
Financial Institutions and Correspondents		122,119,439	74,076,690	107,662,852
Argentine Central Bank (B.C.R.A.)		119,190,612	72,783,631	103,048,831
Other Local and Foreign Financial Institutions		2,928,827	1,293,059	4,614,021
Debt Securities at fair value through profit or loss	7	75,935,163	42,747,797	28,817,744
Derivative Financial Instruments	8	1,785,640	775,674	229,436
Repo Transactions	9	2,068,076	14,286,336	-
Other Financial Assets	10	9,047,932	10,339,256	6,719,581
Loans and Other Financing	11	282,710,068	284,354,759	245,703,421
Non-financial Public Sector		11,777	8,532	26,457
Argentine Central Bank		533	3,604	5,318
Other Financial Institutions		7,519,894	6,706,238	4,926,816
To the Non-financial Private Sector and Residents Abroad		275,177,864	277,636,385	240,744,830
Other Debt Securities	12	14,424,134	4,182,537	3,183,852
Financial Assets Pledged as Collateral	13	10,817,492	9,346,788	10,095,593
Current Income Tax Assets	14	94,918	134,740	234,931
Investments in Equity Instruments	15	161,054	111,923	187,135
Equity Investments in Associates and Joint Ventures	16	-	-	286,802
Property, Plant and Equipment	17 and 18	19,362,585	18,209,015	16,348,360
Intangible Assets	19	4,587,147	1,724,914	1,660,793
Deferred Income Tax Assets	20	972,975	762,570	1,035,260
Assets for Insurance Contracts	21	982,502	1,021,703	988,723
Other Non-financial Assets	22	2,824,769	3,738,130	3,019,668
Non-current Assets Held for Sale	23	608,015	10,860,091	10,919,116
Total Assets		569,691,898	489,641,114	450,614,394

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Notes	12.31.18	12.31.17	01.01.17
Liabilities
Deposits	24	360,097,275	296,367,356	277,077,562
Non-financial Public Sector		8,569,383	1,718,782	2,385,071
Financial Sector		711,737	170,017	116,002
Non-financial Private Sector and Residents Abroad		350,816,155	294,478,557	274,576,489
Liabilities at fair value through profit or loss	25	2,144,664	-	-
Derivative Financial Instruments	8	1,835,789	846,331	290,384
Repo Transactions	9	1,948,559	1,670,059	3,030,473
Other Financial Liabilities	26	63,235,042	55,350,799	57,094,776
Loans from the Argentine Central Bank and Other Financial Institutions	27	19,446,028	11,618,302	12,717,145
Debt Securities	28	29,983,653	20,279,165	21,848,460
Current Income Tax Liabilities	42	3,457,609	3,578,529	3,159,343
Subordinated Debt Securities	29	9,767,874	7,128,356	7,490,444
Provisions	30	1,449,323	897,260	709,213
Deferred Income Tax Liabilities	20	1,903,646	2,088,540	1,843,597
Liabilities for Insurance Contracts	21	1,103,220	1,195,647	1,154,162
Other Non-financial Liabilities	31	11,471,530	21,142,454	18,525,957
Total Liabilities		507,844,212	422,162,798	404,941,516
Shareholders’ Equity	32
Capital Stock		1,426,765	1,426,765	1,300,265
Non-capitalized Contributions		10,951,132	10,951,132	219,596
Capital Adjustments		22,479,149	22,479,149	16,354,236
Profit Reserves		43,678,169	32,381,351	23,099,764
Retained Income		(14,945,645)	(9,596,038)	1,455,826
Other Comprehensive Income (Loss)		1,404	88,889	523,621
Net (Loss) / Income for the Year	44	(3,465,822)	6,793,588	-
Shareholders’ Equity Attributable to owners of the Parent		60,125,152	64,524,836	42,953,308
Shareholders’ Equity Attributable to Non-controlling Interests	51	1,722,534	2,953,480	2,719,570
Total Shareholders’ Equity		61,847,686	67,478,316	45,672,878

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Notes	12.31.18	12.31.17
Interest Income	33	78,273,788	54,693,722
Interest Expense	33	(44,910,325)	(24,819,687)
Net Income from Interest		33,363,463	29,874,035
Fee Income	33	23,264,260	25,398,461
Fee related Expenses	33	(3,026,097)	(3,252,835)
Net Fee Income		20,238,163	22,145,626
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	33	17,352,718	8,461,338
Income from Derecognition of Assets Measured at Amortized Cost		221,639	-
Gold and Foreign Currency Quotation Differences	34	3,777,071	3,478,861
Other Operating Income	35	11,571,913	8,996,632
Underwriting Income from Insurance Business	36	2,869,319	3,314,912
Loan and other Receivables Loss Provisions	37	(16,299,727)	(7,293,856)
Net Operating Income		73,094,559	68,977,548
Personnel Expenses	38	(17,026,247)	(17,088,672)
Administrative Expenses	39	(16,079,154)	(14,423,557)
Depreciation and Impairment of Assets	40	(1,651,975)	(1,439,440)
Other Operating Expenses	41	(16,899,065)	(14,605,226)
Loss on net monetary position		(18,063,668)	(6,823,296)
Operating Income		3,374,450	14,597,357
Share of profit from Associates and Joint Ventures		-	321,182
Income from Continuing Operations before Taxes		3,374,450	14,918,539
Income Tax from Continuing Operations	42	(6,912,526)	(7,319,027)
Net Income from Continuing Operations		(3,538,076)	7,599,512
Loss from Discontinued Operations	23	(259,756)	-
Income Tax from Discontinued Operations	42	(31,675)	(321,760)
Net (Loss) / Income for the Year		(3,829,507)	7,277,752
(Loss) / Income for the Year Attributable to owners of the Parent		(3,465,822)	6,793,588
(Loss) / Income for the Year Attributable to Non-controlling Interests	51	(363,685)	484,164

Items	Notes	12.31.18	12.31.17
(Loss) / Income per Share	44
(Loss) / Income Attributable to owners of the Parent		(3,465,822)	6,793,588
(Loss) / Income Attributable to owners of the Parent Adjusted for Dilution		(3,465,822)	6,793,588
Weighted-Average of Ordinary Shares Outstanding for the Year		1,426,765	1,332,617
Diluted Weighted-Average of Ordinary Shares Outstanding for the Year		1,426,765	1,332,617
Basic (Loss) / Income per Share		(2.43)	5.10
Diluted (Loss) / Income per Share		(2.43)	5.10

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Notes	12.31.18	12.31.17
(Loss) / Income for the Year		(3,829,507)	7,277,752
Items of Other Comprehensive Income that may be Reclassified to Profit or Loss for the Year
Income or Loss from Financial Instruments at Fair Value through OCI (Other Comprehensive Income) (Item 4.1.2a of IFRS 9)
Income (Loss) for the Year from Financial Instruments at Fair Value with Changes through OCI(*)	33	(87,485)	(434,732)
Total Other Comprehensive Income (Loss) that may be Reclassified to Profit or Loss for the Year		(87,485)	(434,732)
Total Other Comprehensive Income / (Loss)		(87,485)	(434,732)
Total Comprehensive ( Loss) / Income		(3,916,992)	6,843,020
Total Comprehensive (Loss) / Income Attributable to owners of the Parent		(3,553,307)	6,358,856
Total Comprehensive (Loss) / Income Attributable to Non-controlling Interests	51	(363,685)	484,164

(*)	Net of Income Tax.

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

		Capital Stock	Non- capitalized Contributions		Other Comprehensive Income		Profit Reserves
Movements	Notes	Outstanding	Additional Paid-in Capital	Adjustments to Shareholders' Equity	Accumulated Income (Loss) from Financial Instruments at Fair Value through OCI	Others	Legal Reserve	Others	Retained Income	Total Shareholders’ Equity Attributable to owners of the Parent	Total Shareholders’ Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.17		1,426,765	10,951,132	278,131	-	-	315,679	17,999,029	8,329,469	39,300,205	-	39,300,205
Impact of first time adoption of IFRS	3			22,201,018	88,889	-	265,977	13,800,666	(11,131,919)	25,224,631	2,953,480	28,178,111
Balances as of 12.31.17		1,426,765	10,951,132	22,479,149	88,889	-	581,656	31,799,695	(2,802,450)	64,524,836	2,953,480	67,478,316
Purchase of Non-controlling Interests	51	-	-	-	-	-	-	770,472		770,472	(770,472)	-
Distribution of Dividends from Tarjetas Regionales S.A.	51	-	-	-	-	-	-	-	-	-	(96,789)	(96,789)
Distribution of Profits (*)
- Cash Dividends	43	-	-	-	-	-	-		(1,616,849)	(1,616,849)	-	(1,616,849)
- Other Reserves		-	-	-	-	-	37,354	10,488,992	(10,526,346)	-	-	-
Total Comprehensive Income for the Year												-
Net Loss for the Year	44	-	-	-	-	-	-		(3,465,822)	(3,465,822)	(363,685)	(3,829,507)
Other Comprehensive Income (Loss) for the Year		-	-	-	(87,485)	-	-	-	-	(87,485)	-	(87,485)
Balances as of 12.31.18		1,426,765	10,951,132	22,479,149	1,404	-	619,010	43,059,159	(18,411,467)	60,125,152	1,722,534	61,847,686

(*)	Approved by Shareholders’ Meeting held on April 24, 2018. See Note 43.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

		Capital Stock	Non- capitalized Contributions		Other Comprehensive Income		Profit Reserves
Movements	Notes	Outstanding	Additional Paid-in Capital	Adjustments to Shareholders' Equity	Accumulated Income (Loss) from Financial Instruments at Fair Value through OCI	Others	Legal Reserve	Others	Retained Income	Total Shareholders’ Equity Attributable to owners of the Parent	Total Shareholders’ Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 01.01.17		1,300,265	219,596	278,131	-	-	315,679	12,221,152	6,017,877	20,352,700	-	20,352,700
Impact of first time adoption of IFRS	3			16,076,105	523,621		265,977	10,296,956	(4,562,051)	22,600,608	2,719,570	25,320,178
Balances as of 01.01.17		1,300,265	219,596	16,354,236	523,621	-	581,656	22,518,108	1,455,826	42,953,308	2,719,570	45,672,878
Disposal of Equity Interest in Tarjeta del Mar S.A.	51	-	-	-	-	-	-	-	-	-	(91,871)	(91,871)
Purchase of Non-controlling Interests	51	-	-	-	-	-	-	(1,364,452)	-	(1,364,452)	(5,688)	(1,370,140)
Distribution of Dividends from Tarjetas Regionales S.A.	51	-	-	-	-	-	-	-	-	-	(152,695)	(152,695)
Distribution of Profits (*)
- Cash Dividends	43	-	-	-	-	-	-	-	(405,825)	(405,825)	-	(405,825)
- Other Reserves		-	-	-	-	-	-	10,646,039	(10,646,039)	-	-	-
Capital Increase (**)	32	126,500	10,731,536	6,124,913	-	-	-	-	-	16,982,949	-	16,982,949
Total Comprehensive Income for the Year
Net Income for the Year	44	-	-	-	-	-	-	-	6,793,588	6,793,588	484,164	7,277,752
Other Comprehensive Income (Loss) for the Year		-	-	-	(434,732)	-	-	-	-	(434,732)	-	(434,732)
Balances as of 12.31.17		1,426,765	10,951,132	22,479,149	88,889	-	581,656	31,799,695	(2,802,450)	64,524,836	2,953,480	67,478,316

*	Approved by Shareholders’ Meeting held on April 25, 2017. See Note 43.
**	Approved by Shareholders’ Meeting held on August 15, 2017. See Note 32.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Notes	12.31.18	12.31.17
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income from Continuing Operations for the Year before Income Tax		3,374,450	14,918,539
Adjustment to Obtain the Operating Activities Flows:
Interest Income		(78,273,788)	(54,693,722)
Interest Expenses		44,910,325	24,819,687
Net Loss from Instruments measured at Fair Value through profit or loss		(17,352,718)	(8,461,338)
Loan and other Receivables Loss Provisions		16,299,727	7,293,856
Depreciation and Impairment of Assets		1,651,975	1,439,440
Other Allowances		2,023,052	360,525
Quotation Difference		9,709,820	1,536,329
Share of profit from Associates and Joint Ventures		-	(321,182)
Loss from Derecognition of Assets Measured at Amortized Cost		(221,639)	-
Loss on Net Monetary Position		45,377,724	18,582,733
Other Operations		389,777	588,501
Net Increases/(Decreases) from Operating Assets:
Debt securities measured at fair value through profit or loss		40,437,672	8,775,726
Derivative Financial Instruments		1,045,359	(563,420)
Repo Transactions		762,799	1,250,915
Other Financial Assets		28,040	(3,959,689)
Net Loans and Other Financing
- Non-financial Public Sector		(11,316)	2,503
- Other Financial Institutions		1,369,146	(881,125)
- Non-financial Private Sector and Residents Abroad		140,346,130	11,462,657
Other Debt Securities		(5,262,779)	(1,080,178)
Financial Assets Pledged as Collateral		(985,842)	748,802
Investments in Equity Instruments		154,138	258,282
Other Non-financial Assets		(511,478)	(5,910,500)
Cash flows from Discontinued Operations		-	1,580,060
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector		6,827,031	(666,289)
- Financial Sector		(2,973,910)	(1,122,948)
- Non-financial Private Sector and Residents Abroad		(109,471,091)	(5,263,874)
Liabilities at fair value through profit or loss		1,137,374	-
Derivative Financial Instruments		885,047	(40,008)
Repo Transactions		(2,224,327)	(1,718,536)
Other Financial Liabilities		23,336	(7,150,088)
Provisions		(79,809)	(121,343)
Other Non-financial Liabilities		(6,260,869)	(1,553,016)
Income Tax Collections/Payments		(6,857,503)	(4,298,523)
NET CASH GENERATED BY / (USED IN) OPERATING ACTIVITIES (A)		86,265,853	(4,187,224)
CASH FLOWS FROM INVESTMENT Operations
Payments:
Purchase of PP&E, Intangible Assets and Other Assets		(3,687,956)	(3,260,097)
Purchase of Non-controlling Interests		(770,472)	(97,559)
Other Payments Related to Investing Activities		(4,598)	(249,723)
Collections:
Sale of PP&E, Intangible Assets and Other Assets		49,204	738,231
Other Collections Related to Investing Activities		513,337	-
Dividends Earned		362,501	207,120
Discontinued Operations/Sale of Equity Investments in Associates and Joint Ventures		1,331,209	1,019,208
NET CASH USED IN INVESTMENT ACTIVITIES (B)		(2,206,775)	(1,642,820)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Unsubordinated Debt Securities		(6,127,336)	(16,976,255)
Argentine Central Bank		(2,987)	(15,312)
Subordinated Debt Securities		(593,437)	(563,241)
Loans from Local Financial Institutions		(3,905,074)	(3,237,409)
Banks and International Entities		(10,354,132)	(284,627)
Dividends	43	(1,616,849)	(405,825)
Cash Flows from Discontinued Operations		-	(987,404)
Other Payments Related to Financing Activities		(45,510)	-
Collections:
Unsubordinated Debt Securities		17,507,193	15,918,287
Argentine Central Bank		13,521	19,587
Loans from Local Financial Institutions		6,433,252	982,914
Banks and International Entities		9,088,627	3,858,010
Equity Instruments Issued	32	-	17,212,307
NET CASH GENERATED BY FINANCING ACTIVITIES (C)		10,397,268	15,521,032
EXCHANGE INCOME/(LOSSES) ON CASH AND CASH EQUIVALENTS (D)		44,831,615	(2,787,992)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		139,287,961	6,902,996
MONETARY LOSS RELATED TO CASH AND CASH EQUIVALENTS		(45,377,724)	(18,582,733)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	6	131,958,216	143,637,953
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	6	225,868,453	131,958,216

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 1. ACCOUNTING POLICIES AND BASIS FOR PREPARATION

Grupo Financiero Galicia S.A. (individually referred to as the “Company” and jointly with its subsidiaries as the “Group”) was constituted on September 14, 1999, as a financial services holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A.U. ("Banco Galicia" or the “Bank”) which is a private-sector bank that offers a full spectrum of financial services both to individuals and corporate customers. In addition, the Company has a controlling interest in Tarjetas Regionales S.A., which maintains investments related to the issuance of credit cards and supplementary services; Sudamericana Holding S.A., a company engaged in the insurance business; Galicia Administradora de Fondos S.A., a mutual fund manager, and Galicia Warrants S.A., a company engaged in the issuance of warrants.

These consolidated financial statements were approved and authorized for publication through Minutes of Board of Directors’ Meeting No. 586 dated May 14, 2019.

1.1.FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

These consolidated financial statements have been prepared in accordance and in compliance with the International Financial Reporting Standards issued by the IASB and the interpretations of the IFRIC (jointly, “IFRS”). All the IFRSs in force as of the date of preparation of these consolidated financial statements have been applied. The Group has applied IFRSs for the first time during the fiscal year starting on January 1, 2018, the transition date being January 1, 2017.

In the light of the fact that the Group is subject to the provisions of Article 2 – Section I – Chapter I of Title IV: Periodical Reporting Requirements of the National Securities Commission (“C.N.V.”) regulations, it is also required to present its financial statements in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank. As required by the aforementioned article, we hereby report that:

-	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities;
-

The equity investment in Banco de Galicia y Buenos Aires S.A.U. and Tarjetas Regionales S.A., the latter being subject to the consolidated supervision requirements laid down by the Argentine Central Bank (Communiqué “A” 2989, and complementary), accounts for 94.68% of Grupo Financiero Galicia S.A.'s assets, being the Company’s main asset.

-	110.29% of Grupo Financiero Galicia S.A.’s income is derived from its share of profit (loss) in the entities referred to in the preceding paragraph;
-	Grupo Financiero Galicia S.A. has a 100% equity interest in Banco de Galicia y Buenos Aires S.A.U. and an 83% equity interest in Tarjetas Regionales S.A., thus having control over both entities.

The Argentine Central Bank, through Communiqué “A” 5541, as amended, set forth a convergence plan towards the application of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), for entities under the its supervision, effective for fiscal years commencing January 1, 2018. The convergence plan had two exceptions to the application of IFRS: (i) item 5.5 (Impairment) of IFRS 9 “Financial Instruments”, and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”, both of which were waived until January 1, 2020, at which time entities will be required to apply the provisions of IFRS in full. The Group has presented its local financial statements under these rules on March 7, 2019. Shareholders’ equity under the rules of the Argentine Central Bank is presented in Note 54.

The Group's consolidated financial statements for the fiscal year ended December 31, 2018 have been prepared in accordance with IFRS 1 “First-time Adoption of International Financial Reporting Standards.”

Comparative figures and figures as of the transition date (January 1, 2017) have been modified conform to IFRS.

Note 3 presents a reconciliation of the figures disclosed in the consolidated balance sheet, consolidated statement of comprehensive income, consolidated statement of other comprehensive income, and consolidated statement of cash flows comprising the consolidated financial statements issued under the prior accounting framework to the figures in accordance with IFRS, as well as the effects of adjustments to cash flows as of the transition date (January 1, 2017) and as of the adoption date (December 31, 2017).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

It has been concluded that these consolidated financial statements fairly present the Group's financial position, financial performance and cash flows, in accordance with IFRS.

1.2.BASIS FOR PREPARATION

These consolidated financial statements have been prepared in accordance with IFRS.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Groups´ accounting policies. The areas involving higher degree of judgement or complexities or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.

(a)Going Concern

As of the date of these consolidated financial statements, there are no uncertainties related to events or conditions that may cast significant doubt upon the Group´s ability to continue as a going concern.

(b)Measurement Unit

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in terms of the current measurement unit as of the reporting period-end, irrespective of whether they are based on the historical cost or the current cost method. Accordingly, in general terms, non-monetary items should be adjusted for inflation occurring since the acquisition date or since the revaluation date, as the case may be. These requirements are also applicable to the comparative information reported in the financial statements. According to IAS 29, monetary assets and liabilities are not required to be restated, for they are stated in the measurement unit as of the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted on the basis of such agreements. Non-monetary items measured at their fair values at the end of the reporting period, such as net realizable value or otherwise, will not be restated. The other non-monetary assets and liabilities will be restated by applying a general price index. The income (loss) from the net monetary position will be charged to net income for the reporting period in a separate item.

In order to conclude whether a given economy qualifies as hyperinflationary pursuant to the terms of IAS 29, the standard sets forth certain factors that should be considered, including a three-year cumulative inflation rate reaching or exceeding 100%.

In this regard, the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) through Resolution J.G.539/18 and the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.) through Resolution C.D. 107/2018 have pointed out that, effective for fiscal years ending on July 1, 2018 and thereafter, entities reporting under IFRS will be required to apply IAS 29 since the conditions for such application have been satisfied. In addition, Law No. 27468 enacted in November 2018 abrogated the prohibition to present the financial statements adjusted for inflation, as established by Decree 664/2003, entrusting each regulatory agency with its application. In this regard, on December 26, 2018, the C.N.V. issued General Resolution No. 777/2018 authorizing the issuing entities to present accounting information in constant currency for annual financial statements for interim and special periods ending on December 31, 2018 and thereafter, except for financial institutions and insurance companies.

On February 22, 2019, through Communiqué "A" 6651, the Argentine Central Bank established that entities subject to its control shall restate the financial statements into constant currency for the fiscal years commencing January 1, 2020. However the Group has applied IAS 29 in these consolidated financial statements in order for them to comply with IFRS.

(c)Changes in Accounting Criteria/New Accounting Standards

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2018 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

IFRS 16 “Leases”: IFRS 16 was issued in January 2016. It will result in almost all leases being recognised on the balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases as provided for in IAS 17. However, the new accounting model for lessee is expected to have an impact on negotiations between lessors and lessees. Entities are required to apply IFRS 16 for fiscal years commencing on or after January 1, 2019.

The application of such standard is expected to cause an increase of about $2.500 million in total assets for recording the right of use of assets net of their accumulated depreciation, coupled with an increase for the same amount in liabilities for recording the financial liability arising from the lease.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IFRS 17 “Insurance Contracts”: On May 18, 2017, the IASB issued IFRS 17 “Insurance Contracts,” establishing a comprehensive accounting framework based on measurement and disclosure principles for insurance contracts. The new standard supersedes IFRS 4 “Insurance Contracts,” and requires entities to measure an insurance contract at initial recognition at the total of the fulfilment cash flows (comprising the estimated future cash flows, an adjustment to reflect the time value of money and an explicit risk adjustment for non-financial risk) and the contractual service margin. The fulfilment cash flows are remeasured on a current basis each reporting period. The unearned profit (contractual service margin) is recognized over the coverage period. Entities are required to apply IFRS 17 for fiscal years commencing on or after January 1, 2021. The Group is assessing the potential impact this standard will have on its financial statements.

IFRIC 23 “Uncertainty over Income Tax Treatment”: This interpretation clarifies how the recognition and measurement requirements of IAS 12 “Income Tax” are applied when there is uncertainty over the income tax treatment. IFRIC 23 was published in June 2017 and entities will be required to apply it for fiscal years commencing on or after January 1, 2019.

Prepayment Features with Negative Compensation – Amendments to IFRS 9: This amendment to IFRS 9 enables entities to measure at amortized cost some prepayable financial assets with negative compensation. The assets affected, that include some loans and debt securities, would otherwise have been measured at fair value through profit or loss. To qualify for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract” and the asset must be held within a ‘held to collect’ business model. Entities are required to apply this amendment to IFRS 9 for fiscal years commencing on or after January 1, 2019. The Group believes that the application of this standard will not have a material impact.

Investments in Associates and Joint Ventures – Amendments to IAS 28: The amendments clarify the accounting for investments in associates and joint ventures for which the equity method is not applied. Entities shall account for such investments according to IFRS 9 "Financial Instruments". This includes the impairment requirements in IFRS 9. Entities are required to apply the amendments to IAS 28 for fiscal years commencing on or after January 1, 2019. The Group believes that the application of this standard will not have a material impact.

Annual Improvements to IFRS 2015–2017 Cycle: The following improvements were agreed in December 2017.

✓	IFRS 3: The amendments to IFRS 3 clarified that obtaining control of a joint operation is a business combination achieved in stages.
✓	IFRS 11: The amendments to IFRS 11 clarified that the party obtaining control of a business that is a joint operation should not remeasure its previously held interest in that joint operation.
✓

IAS 12: The amendments to IAS 12 clarified that the tax consequences of dividends on financial instruments classified as equity should be recognized according to where the past transactions or events that generated distributable profits where recognized. These requirements apply to all income tax consequences of dividend.

✓

IAS 23: The amendments to IAS 23 clarified that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use or sale, then that borrowing becomes part of general borrowings.

Entities are required to apply these amendments for fiscal years commencing on or after January 1, 2019. The Group believes that the application of this standard would not have a material impact.

There are no other IFRS or IFRIC interpretations that are not yet effective and that would have a material impact on the Group.

1.3.CONSOLIDATION

Subsidiaries are all entities, including structured entities, over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. The existence and effect of substantive rights, including potential voting rights, is taken into account when assessing whether the Group has control over another entity. In order for a right to be substantive, it must be exercisable by its holder when decisions about the direction of the entity's relevant activities need to be made. The Group may have control over an entity, even if it is entitled to less than a majority of voting rights.

In addition, other investors’ protective rights, such as those related to substantive changes to the investee's activities or only applicable under exceptional circumstances, do not prevent the Group from having power over an investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table shows the subsidiaries consolidated into the Group’s consolidated financial statements, at their different levels:

				Percentage Interest (%)
		Local and		12.31.18		12.31.17		01.01.17
Company	Country	Functional Currency	Closing Date	Direct	Direct and Indirect	Direct	Direct and Indirect	Direct	Direct and Indirect
Banco de Galicia y Buenos Aires S.A.U.	Argentina	ARP	12.31.18	100	100	100	100	100	100
Cobranzas Regionales S.A.	Argentina	ARP	12.31.18	-	83	-	77	-	77
Galicia Administradora de Fondos S.A.	Argentina	ARP	12.31.18	95	100	95	100	95	100
Galicia Broker Asesores de Seguros S.A.	Argentina	ARP	12.31.18	-	99.9	-	99.9	-	99.9
Galicia Retiro Compañía de Seguros S.A.	Argentina	ARP	12.31.18	-	99.9	-	99.9	-	99.9
Galicia Seguros S.A.	Argentina	ARP	12.31.18	-	99.9	-	99.9	-	99.9
Galicia Valores S.A.	Argentina	ARP	12.31.18	1	100	1	100	-	100
Galicia Warrants S.A.	Argentina	ARP	12.31.18	87.5	100	87.5	100	87.5	100
Financial Trust Galtrust I	Argentina	ARP	12.31.18	-	-	-	100	-	100
Financial Trust Saturno Créditos	Argentina	ARP	12.31.18	-	100	-	100	-	100
Net Investment S.A. (in Liquidation)(*)	Argentina	ARP	12.31.18	-	-	87.5	100	87.5	100
Ondara S.A.	Argentina	ARP	12.31.18	-	83.9	-	78.2	-	78.2
Sudamericana Holding S.A.	Argentina	ARP	12.31.18	87.5	100	87.5	100	87.5	100
Tarjeta Naranja S.A.	Argentina	ARP	12.31.18	83	83	-	77	-	77
Tarjetas del Mar S.A.	Argentina	ARP	12.31.18	-	-	-	-	-	60
Tarjetas Regionales S.A.	Argentina	ARP	12.31.18	83	83	-	77	-	77

(*)	The final distribution was paid out on January 9, 2018.

As a result of the application of IFRS 10 “Consolidation,” the Group has started to consolidate Financial Trusts Saturno Créditos and Financial Trust Galtrust I in its consolidated financial statements, and deconsolidated Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A., as these two companies have been classified as held for sale as of December 31, 2017 and January 1, 2017.

For purposes of consolidation, the Group used the subsidiaries' financial statements for the fiscal year ended December 31, 2018. Accounting policies of Sudamericana Holding S.A. have been adjusted in order for them to reflect similar criteria to those applied by the Group in preparing its consolidated financial statements.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated.

Non-controlling interests in the results and equity of consolidated are shown separately in the consolidated income statement, consolidated statement of other comprehensive income, consolidated statement of changes in equity and consolidated balance sheet respectively.

According to the provisions set forth in IFRS 3 “Business Combinations,” the acquisition of subsidiaries is accounted for by applying the acquisition method. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Goodwill is measured as the difference, as of the acquisition date, of the identifiable assets acquired, the liabilities assumed, the value of the consideration transferred, the amount of the non-controlling interest in the investee, and the fair value of previously held interest in the investee before the acquisition date.

The consideration transferred in a business combination is measured at the fair value of the assets transferred by the acquirer, the liabilities assumed, and the equity instruments issued by the acquirer. Transaction costs are recognized as expenses in the periods in which costs were incurred and services were received, other than transaction costs incurred in issuing equity instruments which are deducted from equity and the transaction costs incurred in issuing debt instruments, which are deducted from their carrying amount.

1.4.TRANSACTIONS WITH NON-CONTROLLING INTEREST

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised within equity attributable to owners of the Group.

1.5.ASSOCIATES

Associates are entities over which the Group has significant influence (either directly or indirectly), but not control joint control. This is generally the case where the Group holds between 20 and 50% interest in voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. The carrying amount of associates includes the goodwill identified in the acquisition, net of accumulated impairment losses, if any. Dividends received from associates reduce the carrying amount of the investment. Other changes subsequent to the

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

acquisition of the Group's interest in an associate’s net assets are recognized as follows: (i) the Group’s interest in the profits or losses of the associates is accounted for in the income statement under Share of Profit from Associates and Joint Ventures, and (ii) the Group’s interest in other comprehensive income is recognized in the consolidated statement of other comprehensive income and is disclosed separately. However, when the Group’s share of losses in an associate equals or exceeds its interest the entity, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associate; unrealized losses are also eliminated, provides evidence of an impairment of the asset transferred.

1.6.Segment Reporting

An operating segment is a component of an entity (a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (b) whose operating results are regularly reviewed by the Group’s CODM (chief operating decision maker) to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available.

Operating segments are reported consistently with the internal reports submitted to the Board of Directors (CODM of the Group), which is responsible for making the Group's strategic decisions, allocating resources and assessing the performance of the operating segments.

1.7.Foreign Currency Translation

(a)Functional and Presentation Currency

The figures disclosed in the consolidated financial statements for each of the Group’s entities are measured in their functional currency, that is, the currency of the main economic environment in which they operate. These consolidated financial statements are stated in Argentine Pesos, which is the Group's functional and presentation currency. (See Note 1.2).

(b)Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in the income statement under “Gold and Foreign Currency Quotation Differences,”. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Assets and liabilities in foreign currency are measured at the reference exchange rate of the U.S. dollar set by the Argentine Central Bank prevailing at the close of operations on the last working day of each month.

As of December 31, 2018, December 31, 2017, and January 1, 2017, balances in U.S. Dollars were converted applying the reference exchange rate ($37.8083, $18.7742 and $15.8502, respectively) set by the Argentine Central Bank. Assets and liabilities valued in foreign currencies other than the U.S. Dollar were converted into the latter currency using swap rates reported by the Argentine Central Bank.

1.8.Cash and Due from Banks

The item Cash and Due from Banks includes cash available and unrestricted deposits held in banks, which are short-term liquid instruments and have original maturities of less than three months.

The assets disclosed under cash and cash equivalents are accounted for at amortized cost which approximates its fair value.

1.9.Financial Instruments

Initial Recognition

The Group recognizes a financial asset or liability in its consolidated financial statements, as the case may be, when it becomes a party to the contractual provisions of the instrument. Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the group commits to purchase or sell the asset.

Upon initial recognition, the Group measures financial assets and liabilities at fair value, plus or less, in the case of instruments that are not recognized at fair value through profit or loss, the transaction costs directly attributable to the acquisition, such as fees and commissions.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Where the fair value differs from the acquisition cost at the time of initial recognition, the Group recognizes the difference as follows:

a.

When the fair value is evidenced by a quoted price in an active market for an identical asset or liability, or is based on a valuation technique that uses only data from observable markets, the difference is recognized as profit or loss, as the case may be.

b.

In all other cases, the difference is deferred. After initial recognition, the entity shall recognize that deferred difference as a gain or loss only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability.

Financial Assets

a.Debt Instruments

The Group classifies as debt instruments such instruments that are considered financial liabilities for the issuer, including loans, government and private securities, bonds, and accounts receivable from customers.

Classification

As set out in IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, at fair value through in other comprehensive income or at fair value through profit or loss, on the basis of:

-	the Group’s business model to manage financial assets; and
-	the characteristics of contractual cash flows of the financial asset.

Business Model

The business model is the manner in which the Group manages a set of financial assets to achieve a specific business goal. It represents the manner in which the Group manages its financial assets in order to generate cash flows.

The Group may follow several business models; whose objective is:

-	Holding instruments to collect its contractual cash flows;
-	Holding instruments in portfolio to collect contractual cash flows and, in turn, sell them if deemed convenient; or
-	Holding instruments for trading.

The Group's business model does not depend on the intended purpose of an individual instrument. Accordingly, this condition is not an approach for classification of instruments on an individual basis. Instead, such classification is determined at a higher level of aggregation.

The Group only reclassifies an instrument if and when the business model for managing financial assets has changed. Such reclassification takes place as from the commencement of the period in which the change has occurred. Such changes are not expected to be frequent, with no changes having occurred during the fiscal year.

Characteristics of Contractual Cash Flows

The Group assesses whether the cash flows from the aggregated instruments represent payments of solely principal and interest on the principal amount outstanding; otherwise, such instruments should be measured at fair value through profit or loss.

Based on the aforementioned, Financial Assets are classified into three categories:

(i)	Financial assets measured at amortized cost:

Financial assets are measured at amortized cost when:

(a)	the financial asset is held within a business model whose objective is to maintain financial assets to collect contractual cash flows; and
(b)	the contractual conditions of the financial asset give rise, on certain specified dates, to cash flows which are solely payments of principal and interest on the outstanding principal amount.

These financial instruments are initially recognized at fair value plus the incremental and directly attributable transaction costs, and are subsequently measured at amortized cost.

The amortized cost of a financial asset is equal to its acquisition cost, net of accumulated amortization plus accrued interest (calculated applying the effective rate method), net of impairment losses, if any.

(ii)	Financial assets at fair value through other comprehensive income:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial assets are measured at fair value through other comprehensive income when:

(a)	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
(b)	the contractual conditions of the financial asset give rise, on certain specified dates, to cash flows which are only principal and interest payments on the outstanding principal amount.

These instruments are initially recognized at fair value plus the incremental and directly attributable transaction costs, and are subsequently measured at fair value through other comprehensive income. The gains and losses arising from the changes in fair value are included in other comprehensive income under a separate component of equity. Losses or impairment reversals, interest income, and exchange gains and losses are charged to income. Upon the sale or disposal of the instrument, the accumulated gains or losses previously recognized in other comprehensive income are reclassified from the income statement.

(ii)Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss are:

-	Instruments held for trading;
-	Instruments specifically designated at fair value through profit or loss; and
-	Instruments whose contractual terms do not represent cash flows but rather principal or interest payments only on outstanding principal amount.

These financial instruments are initially recognized at fair value and any fair value measurement is charged to the income statement.

The Group classifies a financial instrument as held for trading if such instrument is acquired or incurred for the main purpose of selling or repurchasing it in the short term, or if it is part of a portfolio of financial instruments which are managed together and for which there is evidence of short-term profits, or if it is a derivative financial instrument not designated as a hedging instrument. Derivatives and trading securities are classified as held for trading and are measured at fair value.

Furthermore, financial assets may be measured at fair value through profit or loss when, in doing so, the Group eliminates or substantially reduces a measurement or recognition inconsistency.

b.Equity Instruments

Equity instruments are those considered as such by the issuer; in other words, instruments which do not include a contractual obligation to pay cash and which evidence a residual interest on the issuer's assets after deducting all of its liabilities.

Such instruments are measured at fair value through profit or loss, except where management has used, at the time of their initial recognition, the irrevocable option to measure them at fair value through other comprehensive income. This option is only available when instruments are not held for trading. The gains or losses of these instruments will be recognized in Other Comprehensive Income, with no reclassification, to profit or loss even if when they are realized. Dividends receivable from such instrument will be charged to income only at the time the Group becomes entitled to receive payment.

Financial Liabilities

Classification

The Group classifies its financial liabilities at amortized cost using the effective interest rate method, except for:

-	Financial liabilities measured at fair value through profit or loss, including derivative financial instruments.
-	Liabilities resulting from the transfer of financial assets that do not meet the derecognition criteria.
-	Financial guarantee contracts.
-	Loan commitments at lower than market rates.

Financial liabilities measured at fair value through profit or loss: The Group may, upon initial recognition, use the irrevocable option to designate a financial liability at fair value through profit or loss, if and only if exercising such option results in a better information because:

-	the Group eliminates or substantially reduces measurement or recognition inconsistencies which would otherwise arise;

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

-

if financial assets and liabilities or a group of financial assets or liabilities are managed and performance is assessed on a fair value basis, according to a documented investment or risk management strategy; or

-	if a host contract contains one or more embedded derivatives and the Company has opted for designating the entire contract at fair value through profit or loss.

Financial guarantee contracts: Financial guarantee contracts require the issuer to make specified payments to reimburse the holder for a loss it may incur if a specified debtor fails to make payment when due under a debt instrument´s original modified terms.

Financial guarantee contracts and loan commitments at lower than market rates are initially measured at fair value and then remeasured at the higher of the unaccrued premium at year-end and the applicable allowance for impairment.

Derecognition of Financial Instruments

Financial Assets

A financial asset or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets, is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset or has assumed the obligation to remit all cash flows received to a third party without material delay under a pass-through agreement ; and substantially all risks and rewards inherent to the asset have been transferred or, if substantially all risks and rewards inherent to the asset have not been transferred or retained, when control over such asset has been transferred.

When the contractual rights to receive the cash flows generated by the asset have been transferred or a pass-through agreement has been entered into, the entity will assess whether or not, and to which extent, it has retained the risks and rewards inherent to ownership of an asset. If an entity has neither transferred nor retained substantially all risks and rewards inherent to ownership of an asset, nor has it transferred control over such asset, then it will continue recognizing such asset in its financial statements to the extent of its continuing involvement.

In this case, the entity will also recognize the related liability. The transferred asset and the related liability are measured in such a manner as to reflect the rights and obligations the Group has retained.

When continuing involvement takes the form of collateral over the transferred asset, it is measured at the lower of (i) the original carrying amount, and (ii) the maximum amount of the consideration received the entity could be required to repay.

Financial Liabilities:

A financial liability is derecognized when the payment obligation is satisfied, is canceled or expires. When an existing financial liability is exchanged for another with the same borrower under substantially different terms, or the prevailing terms are substantially modified, such exchange or modification will be treated as a derecognition of the original liability, and a new liability will be recognized. The difference between the carrying amount of the initial financial liability and the consideration paid is recognized in the consolidated income statement. When renegotiation terms do not substantially differ or the terms are not significantly modified, the flows of modified financial liabilities are discounted at the original contract rate.

1.10.DERIVATIVE FINANCIAL Instruments

Derivative Financial instruments, including foreign exchange contracts, interest rate futures, forwards, interest rate and currency swaps, and currency and interest rate options, are carried at fair value.

All derivative financial instruments are accounted for as assets when fair value is positive and as liabilities when fair value is negative, relative to the agreed-upon price. Changes in the fair value of derivative instruments are charged to income for the fiscal year.

The Group has not applied hedge accounting in these consolidated financial statements.

1.11.Repo Transactions

Reverse Repo Transactions

According to the derecognition principles set out in IFRS 9, these transactions are treated as secured loans for the risk has not been transferred to the counterparty.

Loans received in the form of reverse repo agreements are accounted for under “Repo Transactions”, classified by counterparty (i.e. financial debtors, Argentine Central Bank and non-financial debtors) and also by the type of assets received as collateral.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At the end of each month, accrued interest income is charged against “Repo Transactions” with its corresponding offsetting entry in “Interest Income.”

The assets received and sold by the Group are derecognized at the end of the repo transaction, and an in-kind liability is recorded to reflect the obligation of delivering the security disposed of.

Repo Transactions

Loans received in the form of repo agreements are accounted for under “Repo Transactions”, classified by counterparty (financial creditors, Argentine Central Bank and non-financial creditors) and also by the type of asset pledged as collateral.

In these transactions, when the recipient of the underlying asset becomes entitled to sell it or pledge it as collateral, it is reclassified to “Financial Assets Pledged as Collateral” At the end of each month, these assets are measured according to the category they had before they were subject to the repo transaction, and results are charged against the applicable accounts, depending on the type of asset.

At the end of each month, accrued interest expense is charged against “Repo Transactions” with its corresponding offsetting entry in “Interest-related Expenses.”

1.12.Allowances for Loan Losses

The Group assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its debt instruments assets carried at amortized cost and FVOCI, together with the exposure arising from loan commitments and financial guarantee contracts. The Group recognizes a loss allowance for such losses at each reporting date. The measurement of ECL reflects:

•	An unbiased and probability-weighted amount is determined by evaluating a range of possible outcomes,
•	The time value of money, and
•	Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Note 46 provides more detail of how the expected credit loss allowance is measured.

1.13.Leases

1.13.1.Operating Leases

Leases where the lessor retains a substantial portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of lease incentives) are recognized in profit or loss on a straight-line basis over the term of the lease.

1.13.2.Finance Leases

Finance leases are capitalized, at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Assets acquired under a finance lease are depreciated during the shorter of the asset useful life and the lease term.

1.14.Property, Plant and Equipment

The Group has used the option set out in IFRS 1 “First-time Adoption of IFRS” and has adopted the fair value as deemed cost for certain items of property, plant and equipment on transition date to IFRS as mentioned in Note 3.

Assets are stated at historical cost adjusted for inflation (as explained in Note 1.2.b.) less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of items. The items of property, plant and equipment acquired in a business combination were initially measured at their estimated fair value at the time of the acquisition.

Subsequent costs are included in the value of the asset and are recognized as a separate asset, as the case may be, if and only if future economic benefits are expected to flow to the Group and its cost can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Depreciation is calculated on a straight-line basis, using annual rates sufficient to extinguish the value of the assets at the end of their estimated useful life. If an asset is comprised by significant components with varying useful lives, such components will be recognized and depreciated as separate item. Property, plant and equipment residual values, useful lives and depreciation methods are reviewed and adjusted, as needed, as of each year-end or when indicators of impairment exist.

The carrying amount of property, plant and equipment is immediately reduced to its recoverable value when the carrying amount exceeds the estimated recoverable value.

Gains and losses from the disposal of items of property, plant and equipment are calculated by comparing the proceeds from the disposal to the carrying amount of the respective asset and are charged to income.

1.15.Intangible Assets

1.15.1. Licenses

Separately acquired licenses are shown at historical cost, restated in accordance with Note 1.2.b. while licenses acquired through business combinations are measured at their estimated fair value on the acquisition date and restated in accordance with 1.2.b.

As of the date of these consolidated financial statements, intangible assets with definite useful life are disclosed net of accumulated amortization and/or impairment losses, if any. These assets are tested for impairment on an annual basis or when indicators of impairment exist.

Licenses acquired by the Group were classified as intangible assets with definite useful life and are amortized on a straight-line basis over the license term.

Intangible assets with indefinite useful life are those arising from contracts or other legal rights renewable at no significant cost and for which, on the basis of an analysis of all relevant factors, there is no foreseeable time limit during which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are rather tested for impairment on an annual basis or when indicators of impairment exist, either individually or at the cash-generating unit level. The determination of the indefinite useful life is reviewed on an annual basis to confirm whether it is still applicable.

1.15.2.Software

Costs associated with software maintenance are recognized as an expense when incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the group are recognized as intangible assets when the following criteria are met:

-	it is technically feasible to complete the software so that it will be available for use
-	management intends to complete the software and use or sell it
-	there is an ability to use or sell the software
-	it can be demonstrated how the software will generate probable future economic benefits
-	adequate technical, financial and other resources to complete the development and to use or sell the software are available, and
-

the expenditure attributable to the software during its development can be reliably measure costs incurred in                 software development, acquisition and deployment recognized as intangible assets are amortized on a straight-line basis during the estimated useful life and restated in accordance with Note 1.2.b.

1.16.Assets Held for Sale and Discontinued Operations

1.16.1.Assets Held for Sale

The assets, or group of assets, classified as held for sale pursuant to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” are disclosed separately from the other assets.

Non-current assets or disposal groups (including the loss of control over a subsidiary) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. In order for an asset to be classified as held for sale, it must meet the following conditions:

-	it must be available for immediate sale in its current condition;
-	Management must be committed to a plan to sell the asset and must have initiated an active program to locate a buyer and complete the plan;

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

-	the asset must be actively marketed for sale at a reasonable price in relation to its current fair value;
-	the sale must be expected to be completed within 12 months from the reclassification date;
-	it is unlikely that the plan will be significantly changed or withdrawn.

Assets, or groups of assets, classified as held for sale pursuant to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” are measured at the lower of their carrying amount and fair value less costs to sell and are restated in accordance with Note 1.2.b.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale.

1.16.2.Discontinued Operations

A discontinued operation is a Group's component that either has been disposed of, or classified as held for sale, and meets any of the following conditions:

-	represents either a separate major line of business or a geographical area of operations;
-	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
-	is an independent entity exclusively acquired with a view to resale.

Any gain or loss on the remeasurement of an asset (or disposal group) classified as held for sale which does not meet the requirements to be classified as a discontinued operation will be recognized in income from continuing operations.

1.17.Impairment of Non-financial Assets

Assets with indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or, at least, on an annual basis.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

1.18.Trust Assets

Assets held by the Group in its capacity as trustee are not included in the consolidated balance sheet because the Group has neither control over the trust nor the risks and benefits of the underlying assets. Commissions and fees earned on trust activities are disclosed in "Fee Income".

1.19.Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet where the Group currently has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

1.20.Loans from the Argentine Central Bank and Other Financial Institutions

The amounts owed to other financial institutions are recorded at the time the bank disburses the proceeds to the economic group. The non-derivative financial liability is measured at amortized cost. Where the Group buys back its own debt, such debt will be derecognized from its consolidated financial statements and the difference between the residual value of the financial liability and the amount paid will be recognized as financial income or expense, as the case may be.

1.21.Provisions / Contingencies

A provision will be recognized when:

a.	an entity has a present obligation (legal or constructive) as a result of a past event;
b.	it is probable that an outflow of resources embodying future economic benefits will be required to settle the obligation; and
c.	the amount can be reliably estimated.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group will be deemed to have a constructive obligation where (a) the Group has assumed certain responsibilities as a consequence of past practices or public policies, and (b) as a result, the Group has created an expectation that it will discharge those responsibilities.

The Group recognizes the following provisions:

•

For labor, civil and commercial lawsuits: These provisions are calculated on the basis of attorneys’ reports about the status of the proceedings and the estimate about the potential losses the Group may sustain, as well as on the basis of past experience in proceedings of these kinds.

•

For miscellaneous risks: These provisions are set up to address contingencies that may trigger obligations for the Group. In estimating the provision amounts, the Group evaluates the likelihood of occurrence taking into consideration the opinion of its legal and professional advisors.

The provision amount recognized by the Group must be the best estimate at the reporting year-end of the disbursement required to settle the current obligation.

Where the financial effect of the discount is material, the provision amount must be the present value of the disbursements expected to be required to settle the obligation, applying a pre-tax interest rate that reflects prevailing market conditions on the time value of money and the risks specific to such obligation. The increase in the provision due to the passage of time is recognized under Financial Income (Loss), Net in the income statement.

The Group will not account for positive contingencies, other than those arising from deferred taxes and those whose occurrence is virtually certain.

As of the date of these consolidated financial statements, the Group's management believes there are no elements leading to determine the existence of contingencies that might be materialized and have a negative impact on these consolidated financial statements other than those disclosed in Note 47.

1.22.Other Non-financial Liabilities

Non-financial accounts payable are accrued when the counterparty has fulfilled its contractual obligations and are measured at amortized cost.

1.23.DEBT INSTRUMENTS Issued

The Debt Instruments Issued by the Group are measured at amortized cost. Where the Group buys back its own debt, the liability in respect of such debt instrument will be deemed extinguished and, accordingly, the debt instrument will be derecognized. Where the Group buys back its own debt, such debt will be derecognized from its consolidated financial statements and the difference between the residual value of the financial liability and the amount paid will be recognized as financial income or expense, as the case may be.

1.24.ASSETS AND LIABILITIES ARISING FROM INSURANCE CONTRACTS

Assets and liabilities arising from the Group's insurance contracts are measured and recorded according to the criteria set forth in IFRS 4 "Insurance Contracts".

Assets for Insurance Contracts

Insurance contracts are those contracts under which the Group (the insurer) has accepted an insurance risk from the other party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

Once a contract has been classified as an insurance contract, it continues to be an insurance contract for its remaining useful life, even if the insurance risk is significantly reduced during this period, unless all the rights and obligations are extinguished or expire.

The insurance contracts offered by the Group include property insurance covering fire, homeowners’ insurance, theft and similar risks, property damages, personal accidents, among other risks. They also include life and retirement insurance.

Total premiums are recognized as an account receivable on the date of issuance of the policy. At the same time, a reserve for unaccrued premiums representing premiums for risks that have not yet expired is recorded in liabilities. Unaccrued premiums are recognized as revenue during the contract period, which is also the coverage and risk period. The carrying amount of accounts receivable from insurance is reviewed for impairment provided that events or circumstances indicate that the carrying amount may not be recoverable. The impairment loss is charged to the income statement.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Liabilities Recognized for the Insurance Business

Debts with Insured Reserves

Reserves for insurance losses account for debts with insured for losses reported to the company and the estimated losses that have already been incurred but to date have not been reported to the company (IBNR losses). Reported losses are adjusted based on technical reports received from independent appraisers.

Debts with Reinsurers and Co-insurers

The Group mitigates the risk for some of its insurance businesses through coinsurance or reinsurance contracts with other companies. In the case of coinsurance, the company associates with another company to cover the risk assuming only a share thereof and, accordingly, of the premium as well. In the case of reinsurance, the risk is transferred to another insurance company both proportionally (as a share of the risk) and non-proportionally (the excess of loss is covered above a specified limit). The transferred reinsurance agreements do not release the Group from its obligations towards the insured.

Liabilities for coinsurance and reinsurance represent the amounts owed under the same terms and amounts payable are estimated consistently with the contract that has given rise thereto.

Debts with Insurance Brokers

They represent the liabilities with insurance brokers and representative agents arising from commissions on insurance operations they originate for the Group's companies. They also include the current account balances with those entities.

Statutory Reserves

Statutory reserves include the reserves for obligations of future benefits by virtue of their life insurance policies, annuities and accidents, and the reserves for retirement insurance contracts.

The Group evaluates, at the end of the reporting period, the adjustment of insurance liabilities that have been recognized, using the current estimates of future cash flows from insurance contracts. If the evaluation shows that the carrying amount of its liabilities for insurance contracts (less deferred acquisition costs and related intangible assets) is not adequate, considering the estimated future cash flows, the total amount of the inadequacy will be recognized in profit or loss. According to IFRS 4, the Group will be required to determine the adequacy of the carrying amount recorded pursuant to the guidelines set out in IAS 37.

1.25.SHAREHOLDERS' EQUITY

Shareholders’ equity accounts are restated in accordance with Note 1.2.b., except for the item "Capital Stock", which is carried at face value. The restatement adjustment is included in "Adjustments to Shareholders' Equity.”

Ordinary shares are recognized in shareholders’ equity and carried at face value. When any company comprising the Group buys shares of the Company's capital stock (treasury stock), the payment made, including any cost directly attributable to the transaction (net of taxes), is deducted from shareholders’ equity until the shares are either canceled or disposed of.

1.26.Profit Reserves

Pursuant to Section 70 of the General Corporations Law, the Company and its subsidiaries, other than Banco Galicia, are required to appropriate 5% of the net income for the fiscal year to the Legal Reserve until such reserve is equal to 20% of capital stock, plus the balance of the Capital Adjustment account.

As concerns Banco Galicia, according to the regulations set forth by the Argentine Central Bank, 20% of net income for the fiscal year, net of previous years’ adjustments, if any, is required to be appropriated to the legal reserve. Notwithstanding the aforementioned, in appropriating amounts to other reserves, Financial Institutions are required to comply with the provisions laid down by the Argentine Central Bank in the revised text on distribution of dividends described in Note 54.8.

1.27.Distribution of Dividends

The distribution of dividends to the Group's shareholders is recognized as a liability in the consolidated financial statements for the fiscal year in which dividends are approved by the Group’s shareholders.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.28.Revenue Recognition

Financial income and expense is recognized in respect of all debt instruments in accordance with the effective interest rate method, pursuant to which all gains and losses which are an integral part of the transaction effective interest rate are deferred.

Gains or losses included in the effective interest rate embrace disbursements or receipts relating to the creation or acquisition of a financial asset or liability, such as preparation and processing of the documents required to consummate the transactions, and payments received for the extension of credit arrangements. The Group accounts for its non-derivative financial liabilities at amortized cost, except for those included in “Liabilities at Fair Value through Profit or Loss,” which are measured at fair value.

Fees and commissions earned by the Group on the origination of syndicated loans are not part of the product effective interest rate, and are recognized in the income statement at the time the service is delivered, to the extent the Group does not retain a portion of the same, or such effective interest rate is maintained under the same conditions as the other participants. Commissions and fees earned by the Group on negotiations in third parties’ transactions are not part of the effective interest rate either, and are recognized at the time the transactions are executed.

IFRS 15 establishes the principles that an entity shall apply to recognize revenue and cash flows from contracts with customers.

The amount that should be recognized will be the amount that reflects the consideration to which the entity expects to be entitled in exchange for the services delivered to customers.

The Group's income from services is recognized in the income statement as performance obligations are fulfilled, part of the consideration received is allocated to the point granted for the Group´s customer loyalty programs. Consideration is allocated based on the relative standalone selling prices for services rendered and points granted.  Points are accumulated based on the redemption rate, once they are redeemed by customers, the Group recognizes the revenue associated to them.

Revenue recognized during the year is restated as explained in Note 1.2.b.

Below is a summary of the main commissions earned by the Bank:

Commissions	Earning Frequency
Retail Products and Services
Savings Accounts	Monthly
Checking Accounts	Monthly
Credit-card Renewal	Annual
Safe Deposit Boxes	Quarterly
Bonds and Shares Transactions	On each transaction
Wholesale Products
Account Maintenance	Monthly
Deposits and Withdrawals among Branches	Monthly
Foreign Trade Transactions	On each transaction

1.29.Income Tax and Minimum Presumed Income Tax

1.29.1.Income Tax

The income tax expense for the year includes current and deferred tax. Income tax is recognized in the consolidated income statement, except for items required to be recognized directly in other comprehensive income. In this case, the income tax liability related to such items is also recognized in such statement.

The current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted as of the balance sheet date in the countries where the Group operates and generates taxable income. The Group periodically assesses the position assumed in tax returns in connection with circumstances in which the tax laws are subject to interpretation. On the other hand, when required, the Group sets up provisions in respect of the amounts expected to be required to pay to the tax authorities.

Deferred income tax is determined, in its entirety, by applying the liability method on the temporary differences arising from the carrying amount of assets and liabilities and their tax base. However, the deferred tax arising from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction does not affect income or loss for accounting or tax purposes, is not recorded. The deferred tax is determined using tax rates (and laws) enacted as of the date of the financial statements and that are expected to be applicable when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets are recognized only to the extent future tax benefits are likely to arise against which the temporary differences might be offset.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, except that the following two conditions are met:

(i)	the Group controls the timing on which temporary differences will be reversed; and
(ii)	such temporary differences are not likely to be reversed in the foreseeable future.

The balances of deferred tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and to the extent such balances are related to the same tax authority of the Group or its subsidiaries, where tax balances are intended to be, and may be, settled on a net basis.

1.29.2.Minimum Presumed Income Tax

The Group determines the minimum presumed income tax at the effective rate of 1% of the computable assets at each fiscal year-end. This tax is supplementary to income tax. The Group’s tax liability is equal to the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The minimum presumed income tax credit disclosed under "Current Income Tax Assets" is the portion the Group expects to offset against the income tax in excess of minimum presumed income tax to be generated in the following ten fiscal years.

1.30.Earnings per Share

Basic earnings per share are calculated as income (loss) attributable to the owners of the Parent, divided by average ordinary shares outstanding.

Diluted earnings per share are calculated by adjusting income (loss) attributable to owners of the Parent and average ordinary shares outstanding adjusted for the effects of the potential conversion into equity instruments of all convertible instruments held by the Group at period-end.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The preparation of these consolidated financial statements in accordance with IFRS requires the use of certain significant accounting estimates. It also requires Management to make judgments in applying the accounting standards to define the Group's accounting policies.

The Group has identified the following areas which involve a higher degree of judgment or complexity, or the areas in which the assumptions and estimates are material for these consolidated financial statements, which are essential to understand the underlying accounting/financial reporting risks.

a.Fair Value of Derivative Instruments and Other Instruments

The fair value of financial instruments not listed in active markets is determined using valuation techniques. Such techniques are validated and reviewed periodically by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being put into use in order to ensure that results reflect current information and comparable market prices. Where possible, models rely on observable inputs only; however, certain factors, such as the Group's own and the counterparty's credit risk, volatilities and correlations, require the use of estimates. Changes in the assumptions about these factors may affect the reported fair value of financial instruments.

b.Impairment Losses on Loans and Advances

The Group recognizes the allowance for loan losses under the expected credit losses method included in IFRS 9. The most significant judgments of the model relate to defining what is considered to be a significant increase in credit risk, determining the life of revolving facilities, and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

c.Impairment of Non-financial Assets

Intangible assets with definite useful life and property, plant and equipment are amortized or depreciated on a straight-line basis during their estimated useful life. The Group monitors the conditions associated with these assets to determine whether the events and circumstances require a review of the remaining amortization or depreciation term and whether there are factors or circumstances indicating impairment in the value of the asset which might not be recoverable.

Identifying the indicators of impairment of property, plant and equipment and intangible assets requires the use of judgment. The Group has concluded that there were no indicators of impairment for any of the years reported in its consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d.Income Tax and Deferred Tax

The assessment of current and deferred tax assets and liabilities requires a significant level of judgment. Current income tax is accounted for according to the amounts expected to be paid, while deferred income tax is accounted for on the basis of the temporary differences between the carrying amount of assets and liabilities and their tax base, at the rates expected to be in force at the time of reversal of such differences.

A deferred tax asset is recognized when future taxable income is expected to exist to offset such temporary differences, based on Management's assumptions about the amounts and timing of such future taxable income. Then, management needs to determine whether deferred tax assets are likely to be used and offset against future taxable income. Actual results may differ from these estimates, for instance, changes in the applicable tax laws or the outcome of the final review of the tax returns by the tax authorities and tax courts.

Future taxable income and the number of tax benefits likely to be available in the future are based on a medium-term business plan prepared by management, on the basis of expectations which are deemed reasonable.

NOTE 3. TRANSITION TO IFRS

3.1.Requirements for the Transition to IFRS

The following is a reconciliation between the shareholders' equity, consolidated income statement, consolidated other comprehensive income and consolidated statement of cash flows amounts related to the consolidated financial statements issued according to the accounting framework prior to the transition date (January 1, 2017) and the adoption date (December 31, 2017), and the amounts presented according to the IFRS (see Note 1.1) in these consolidated financial statements, as well as the effects of adjustments to cash flows.

Consolidated Balance Sheet	Prior Accounting Framework 12.31.17	Reclassifications	Adjustments	References(*)	IFRS 12.31.17
ASSETS
Cash and Due from Banks	83,654,804	3,864,824	(474,747)	(**)	87,044,881
Debt Securities	57,243,282	(57,243,282)	-		-
Loans and Other Financing	291,356,673	(291,356,673)	-		-
Other Receivables Resulting from Financial Brokerage	49,252,567	(49,252,567)	-		-
Receivables from Financial Leases	2,475,481	(2,475,481)	-		-
Equity Investments in Associates and Joint Ventures	42,380	(42,380)	-	(b)	-
Miscellaneous Receivables	5,624,770	(5,624,770)	-		-
Property, Plant and Equipment	6,599,018	855,941	10,754,056	(c)	18,209,015
Miscellaneous Assets	920,957	(920,957)	-		-
Intangible Assets	5,281,315	(3,386,055)	(170,346)	(d)	1,724,914
Unallocated Items	105,237	(105,237)	-		-
Other Assets	933,522	(933,522)	-		-
Debt Securities at Fair Value through Profit or Loss	-	43,131,317	(383,520)	(e)	42,747,797
Derivative Financial Instruments	-	775,674	-	(f)	775,674
Repo Transactions	-	14,286,336	-		14,286,336
Other Financial Assets	-	10,280,118	59,138	(g)	10,339,256
Loans and Other Financing	-	294,954,874	(10,600,115)	(h)	284,354,759
Other Debt Securities	-	3,826,823	355,714	(i)	4,182,537
Financial Assets Pledged as Collateral	-	9,442,784	(95,996)	(k)	9,346,788
Current Income Tax Assets	-	435,524	(300,784)	(**)	134,740
Investments in Equity Instruments	-	30,814	81,109	(j)	111,923
Deferred Income Tax Assets	-	898,751	(136,181)	(q)	762,570
Assets for Insurance Contracts	-	1,021,703	-		1,021,703
Other Non-financial Assets	-	4,119,159	(381,029)	(l)	3,738,130
Non-current Assets Held for Sale	-	6,998,967	3,861,124	(m)	10,860,091
TOTAL ASSETS	503,490,006	(16,417,315)	2,568,423		489,641,114

(*)	The references are related to the explanations included in Note 3.5.
(**)	The adjustments are related to the deconsolidation of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. (See Note 23).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet	Prior Accounting Framework 12.31.17	Reclassifications	Adjustments	References(*)	IFRS 12.31.17
LIABILITIES
Deposits	300,385,784	18,197	(4,036,625)	(**)	296,367,356
Other Liabilities Resulting from Financial Brokerage	120,099,500	(120,099,500)	-		-
Miscellaneous Liabilities	12,654,374	(12,654,374)	-		-
Provisions	1,053,020	-	(155,760)	(n)	897,260
Subordinated Debt Securities	7,128,356	-	-		7,128,356
Unallocated Items	82,199	(82,199)	-		-
Non-Controlling Interest	2,857,150	(2,857,233)	83		-
Other Liabilities	1,204,603	(1,204,603)	-	(s)	-
Derivative Financial Instruments	-	846,331	-	(f)	846,331
Repo Transactions	-	1,670,059	-	(**)	1,670,059
Other Financial Liabilities	-	55,255,531	95,268	(o)	55,350,799
Loans from the Argentine Central Bank and Other Financial Institutions	-	12,545,122	(926,820)	(p)	11,618,302
Debt Securities	-	23,680,419	(3,401,254)	(**)	20,279,165
Current Income Tax Liabilities	-	4,019,433	(440,904)	(**)	3,578,529
Deferred Income Tax Liabilities	-	102,293	1,986,247	(q)	2,088,540
Liabilities for Insurance Contracts	-	1,208,253	(12,606)	(s)	1,195,647
Other Non-financial Liabilities	-	19,642,178	1,500,276	(r)	21,142,454
TOTAL LIABILITIES	445,464,986	(17,910,093)	(5,392,095)		422,162,798
SHAREHOLDERS' EQUITY
Capital Stock, Contributions and Reserves	45,726,926	(1,364,453)	22,875,924		67,238,397
Retained Income	-	-	(9,596,038)		(9,596,038)
Other Accumulated Comprehensive Income	-	-	88,889		88,889
Net Income for the Year	12,298,094	-	(5,504,506)		6,793,588
Shareholders’ Equity Attributable to owners of the Parent	58,025,020	(1,364,453)	7,864,269		64,524,836
Shareholders' Equity Attributable to Non-controlling Interests	-	2,857,231	96,249		2,953,480
TOTAL SHAREHOLDERS’ EQUITY	58,025,020	1,492,778	7,960,518		67,478,316

(*)	The references are related to the explanations included in Note 3.5.
(**)	The adjustments are related to the deconsolidation of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. (See Note 23).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet	Prior Accounting Framework 01.01.17	Reclassifications	Adjustments	References(*)	IFRS 01.01.17
ASSETS
Cash and Due from Banks	112,701,996	9,195,966	(713,983)	(**)	121,183,979
Debt Securities	25,244,436	(25,244,436)	-		-
Loans and Other Financing	253,261,822	(253,261,822)	-		-
Other Financial Assets	33,494,417	(33,494,417)	-		-
Receivables from Financial Leases	1,760,275	(1,760,275)	-		-
Equity Investments in Associates and Joint Ventures	97,589	(55,935)	245,148	(b)	286,802
Miscellaneous Receivables	6,338,591	(6,338,591)	-		-
Property, Plant and Equipment	5,294,669	1,856,493	9,197,198	(c)	16,348,360
Miscellaneous Assets	2,250,193	(2,250,193)	-		-
Intangible Assets	4,757,939	(2,160,844)	(936,302)	(d)	1,660,793
Unallocated Items	164,052	(164,052)	-		-
Other Assets	993,393	(993,393)	-		-
Debt Securities at fair value through Profit or Loss	-	26,885,062	1,932,682	(e)	28,817,744
Derivative Financial Instruments	-	228,955	481	(f)	229,436
Repo Transactions	-	-	-		-
Other Financial Assets	-	7,385,466	(665,885)	(g)	6,719,581
Loans and Other Financing	-	255,623,225	(9,919,804)	(h)	245,703,421
Other Debt Securities	-	3,266,584	(82,732)	(i)	3,183,852
Financial Assets Pledged as Collateral	-	10,459,071	(363,478)	(k)	10,095,593
Current Income Tax Assets	-	418,206	(183,275)	(**)	234,931
Investment in Equity Instruments	-	56,036	131,099	(j)	187,135
Deferred Income Tax Assets	-	1,160,815	(125,555)	(q)	1,035,260
Assets for Insurance Contracts	-	988,723	-		988,723
Other Non-financial Assets	-	3,593,168	(573,500)	(l)	3,019,668
Non-current Assets Held for Sale	-	8,733,814	2,185,302	(m)	10,919,116
TOTAL ASSETS	446,359,372	4,127,626	127,396		450,614,394

(*)	The references are related to the explanations included in Note 3.5.
(**)	The adjustments are related to the deconsolidation of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. (See Note 23).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet	Prior Accounting Framework 01.01.17	Reclassifications	Adjustments	References(*)	IFRS 01.01.17
LIABILITIES
Deposits	279,493,299	5,962	(2,421,699)	(**)	277,077,562
Other Liabilities Resulting from Financial Brokerage	106,487,811	(106,487,811)	-		-
Miscellaneous Liabilities	10,694,695	(10,694,695)	-		-
Provisions	708,432	-	781	(n)	709,213
Subordinated Debt Securities	7,490,444	-	-		7,490,444
Unallocated Items	129,955	(129,955)	-		-
Non-controlling Interest	2,694,159	(2,675,170)	(18,989)		-
Other Liabilities	1,159,669	(1,159,669)	-	(s)	-
Liabilities at fair value through Profit or Loss	-	-	-		-
Derivative Financial Instruments	-	440,618	(150,234)	(f)	290,384
Repo Transactions	-	3,284,482	(254,009)	(**)	3,030,473
Other Financial Liabilities	-	57,594,377	(499,601)	(o)	57,094,776
Loans from the Argentine Central Bank and Other Financial Institutions	-	13,779,829	(1,062,684)	(p)	12,717,145
Debt Securities	-	23,976,836	(2,128,376)	(**)	21,848,460
Current Income Tax Liabilities	-	3,648,743	(489,400)	(**)	3,159,343
Deferred Income Tax Liabilities	-	24,541	1,819,056	(q)	1,843,597
Liabilities for Insurance Contracts	-	1,157,101	(2,939)	(s)	1,154,162
Other Non-financial Liabilities	-	18,687,269	(161,312)	(r)	18,525,957
TOTAL LIABILITIES	408,858,464	1,452,458	(5,369,406)		404,941,516
SHAREHOLDERS' EQUITY					-
Capital Stock, Adjustments and Reserves	26,412,657	-	14,561,204		40,973,861
Retained Income	11,088,251	-	(9,632,425)		1,455,826
Other Accumulated Comprehensive Income	-	-	523,621		523,621
Net Income for the Year	-	-	-		-
Shareholders’ Equity Attributable to owners of the Parent	37,500,908	-	5,452,400		42,953,308
Shareholders' Equity Attributable to Non-controlling Interests	-	2,675,168	44,402		2,719,570
TOTAL SHAREHOLDERS’ EQUITY	37,500,908	2,675,168	5,496,802		45,672,878

(*)	The references are related to the explanations included in Note 3.5.
(**)	The adjustments are related to the deconsolidation of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. (See Note 23).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statement	Prior Accounting Framework 12.31.17	Reclassifications	Adjustments	IFRS 12.31.17
Financial Income	66,765,368	(66,765,368)	-	-
Financial Expenses	(30,038,123)	30,038,123	-	-
Loan and other Receivables Loss Provisions	(7,684,942)	(18,664)	409,750	(7,293,856)
Fee Income	31,157,030	(31,157,030)	-	-
Fee-related Expenses	(9,785,476)	9,785,476	-	-
Administrative Expenses	(33,945,130)	18,221,381	1,300,192	(14,423,557)
Income (Loss) from Insurance Business	3,126,248	(90,404)	279,068	3,314,912
Non-controlling Interest	(924,564)	924,558	6	-
Miscellaneous Income	2,391,176	(2,391,176)	-	-
Miscellaneous Losses	(1,447,703)	1,439,371	8,332	-
Interest Income	-	56,563,258	(1,869,536)	54,693,722
Interest-related Expenses	-	(24,268,734)	(550,953)	(24,819,687)
Fee Income	-	11,655,852	13,742,609	25,398,461
Fee-related Expenses	-	(3,743,746)	490,911	(3,252,835)
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	-	7,180,403	1,280,935	8,461,338
Gold and Foreign Currency Quotation Differences	-	3,161,203	317,658	3,478,861
Other Operating Income	-	21,442,293	(12,445,661)	8,996,632
Personnel Expenses	-	(16,672,435)	(416,237)	(17,088,672)
Depreciation and Impairment of Assets	-	(1,554,602)	115,162	(1,439,440)
Loss on Net Monetary Position	-	-	(6,823,296)	(6,823,296)
Other Operating Expenses	-	(13,129,147)	(1,476,079)	(14,605,226)
Share of profit from Associates and Joint Ventures	-	291,445	29,737	321,182
Income Tax from Continuing Operations	(7,315,790)	32,824	(36,061)	(7,319,027)
Income from Discontinued Operations	-	-	-	-
Income Tax from Discontinued Operations	-	-	(321,760)	(321,760)
Net Income	12,298,094	944,881	(5,965,223)	7,277,752
Other Comprehensive Income (Loss)	-	-	(434,732)	(434,732)
Total Comprehensive Income (Loss)	-	-	(434,732)	(434,732)
Total Comprehensive Income Attributable to owners of the Parent	12,298,094	-	(5,939,238)	6,358,856
Total Comprehensive Income (Loss) Attributable to Non-controlling Interests	-	944,881	(460,717)	484,164

The significant adjustments to Cash Flows, as required by IFRS 1, paragraph 25 are as follows:

a.

Under the prior accounting framework, Cash and Due from Banks and highly-liquid investments with original maturities of three months or less were considered to be Cash and Cash Equivalents. Under IFRS, Cash and Due from Banks, including foreign currency purchases and sales pending settlement with original maturities of three months or less, and highly-liquid investments with original maturities of three months or less are considered to be Cash and Cash Equivalents

b.

Under the prior accounting framework, cash and cash equivalents of equity investments in Compañía Financiera Argentina S.A. (CFA) and Cobranzas y Servicios S.A. (CyS) were consolidated with those of the Group. Under IFRS, both companies are classified as Non-current Assets Held for Sale and, consequently, have not been consolidated.

The reconciliation of cash and cash equivalents is as follows:

	Prior Accounting Framework	Cash Flows from Discontinued Operations		IFRS
Cash and Cash Equivalents	12.31.17	Operations	Adjustments	12.31.17
Cash and Due from Banks	56,659,196	(321,544)	30,707,229	87,044,881
Argentine Central Bank Bills and Notes Maturing within up to 90 days	16,910,667	-	8,071,099	24,981,766
Receivables from Reverse Repo Transactions	9,654,517	-	4,599,952	14,254,469
Local Interbank Loans	365,000	570,000	445,486	1,380,486
Overnight Placements in Banks Abroad	269,278	-	157,404	426,682
Other Cash and cash equivalents	2,458,791	-	1,411,141	3,869,932
Total	86,317,449	248,456	45,392,311	131,958,216

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Prior Accounting Framework	Cash Flows from Discontinued Operations		IFRS
Cash and Cash Equivalents	01.01.17	Operations	Adjustments	01.01.17
Cash and Due from Banks	90,309,271	(580,607)	31,455,315	121,183,979
Argentine Central Bank Bills and Notes Maturing within up to 90 days	9,797,693	-	2,922,565	12,720,258
Receivables from Reverse Repo Transactions	1,273,148	-	315,684	1,588,832
Local Interbank Loans	1,811,761	-	454,493	2,266,254
Overnight Placements in Banks Abroad	4,718,842	-	1,159,788	5,878,630
Total	107,910,715	(580,607)	36,307,845	143,637,953

c.

Under the prior accounting framework, cash flows from Intangible Assets, Dividend Income from Investments in Associates and Cash Flows with the Argentine Central Bank were disclosed as cash flows provided by operating activities. Under IFRS, cash flows from Intangible Assets and Dividend Income from Investments in Subsidiaries and Associates are disclosed as cash flows provided by investing activities, while those from loans from the Argentine Central Bank are disclosed as cash flows provided by financing activities.

d.	Cash flows from CFA and CyS, as mentioned in point b. above, have not been consolidated under IFRS.

The reconciliation of cash flows is as follows:

	Prior Accounting Framework	CFA + CyS Discontinued	Adjustments	Inflation effect	IFRS
Cash and Cash Equivalents	12.31.17	Operations	Adjustments	Inflation effect	12.31.17
Operating Activities (I)	(1,305,475)	1,580,060	(3,172,810)	(1,288,999)	(4,187,224)
Investing Activities (II)	(2,580,126)	459,805	1,069,869	(592,368)	(1,642,820)
Financing Activities (III)	15,816,746	(987,404)	(4,316,983)	5,008,673	15,521,032
Effect of exchange rate changes on cash and cash equivalents	7,602,047	-	(9,490,347)	(899,692)	(2,787,992)
Total	19,533,192	1,052,461	(15,910,271)	2,227,614	6,902,996

(I) Operating Activities
Cash Flows According to Prior Accounting Framework as of 12.31.17	(1,305,475)
Cash Flows from Discontinued Operations	1,580,060
Adjustments that Affect Cash Flows from Operating Activities	(4,528,664)
Inflation effect	(1,288,999)
Intangible Assets	2,317,755
Miscellaneous Assets	(818,745)
Other Collections Related to Subsidiaries	153,563
Dividends from Associates	(296,719)
Cash Flows According to IFRS as of 12.31.17	(4,187,224)

(II) Investing Activities
Cash Flows According to Prior Accounting Framework as of 12.31.17	(2,580,126)
Cash Flows from Discontinued Operations	459,805
Miscellaneous Assets	818,745
Dividends from Associates	296,719
Differences in the determination of Financing Activities	2,425,723
Other Collections Related to Subsidiaries	(153,563)
Inflation effect	(592,368)
Intangible Assets	(2,317,755)
Cash Flows According to IFRS as of 12.31.17	(1,642,820)

(III) Financing Activities
Cash Flows According to Prior Accounting Framework as of 12.31.17	15,816,746
Cash Flows from Discontinued Operations	(987,404)
Inflation effect	5,008,673
Differences in the determination of Financing Activities	(4,316,983)
Cash Flows According to IFRS as of 12.31.17	15,521,032

Effect of Changes in the Exchange Rate
Cash Flows According to Prior Accounting Framework as of 12.31.17	7,602,047
Inflation effect	(899,692)
Differences in the determination of Financing Activities	(9,490,347)
Cash Flows According to IFRS as of 12.31.17	(2,787,992)

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.2.Optional Exemptions to IFRS

IFRS 1 allows entities that adopt IFRS for the first time to consider certain one-time exemptions. Such exemptions have been established by the IASB to make the first application of certain IFRS simpler, eliminating the mandatory nature of their retrospective application.

Below are the optional exemptions applicable to the Group under IFRS 1:

1.	Deemed Cost of Property, Plant and Equipment: The fair value of certain items of property, plant and equipment has been adopted as deemed cost as of the date of transition to IFRS.

The accumulated fair value totaled $6,880,487 and the adjustment to the carrying amount presented according to the prior accounting framework amounted to $4,832,716, out of which $4,475,869 was recorded under "Property, Plant and Equipment" and $356,847 under "Other Non-financial Assets".

2.	Business Combinations: The Group has opted for not applying IFRS 3 “Business Combinations” retrospectively for business combinations prior to the date of transition to IFRS.
3.

Assets and Liabilities of Subsidiaries, Associates and Joint Ventures: The Group has adopted IFRS for the first time after its subsidiary Tarjetas Regionales S.A. and its related subsidiaries. Consequently, it has measured the assets and liabilities of such subsidiaries in its consolidated financial statements for the same carrying amounts disclosed in their financial statements.

The Group has not made use of other exemptions available in IFRS 1.

3.3.Mandatory Exceptions to IFRS

Below are the mandatory exceptions applicable to the Group under IFRS 1:

1.

Estimates: The estimates made by the Group under to IFRS as of January 1, 2017 (date of transition to IFRS) are consistent with the estimates made as of the same date according to the prior accounting framework.

2.

Derecognition of financial assets and liabilities: The Group applied the derecognition criteria of financial assets and liabilities under IFRS 9 prospectively for transactions occurred after January 1, 2017.

3.

Classification and measurement of financial assets: The Group has considered the facts and circumstances at the date of transition to IFRS (January 1, 2017) to assess the classification of financial assets in the three measurement categories established by IFRS 9.

4.

Impairment of financial assets: At the date of transition to IFRSs, the Group used reasonable and supportable information that was available without undue cost or effort to determine the credit risk at the date that financial instruments were initially recognised (or for loan commitments and financial guarantee contracts the date that the entity became a party to the irrevocable commitment) and compare that to the credit risk at the date of transition to IFRSs. If, at the date of transition to IFRSs, determining whether there has been a significant increase in credit risk since the initial recognition of a financial instrument required undue cost or effort, the Group recognised a loss allowance at an amount equal to lifetime expected credit losses until that financial instrument is derecognised.

5.	Other mandatory exceptions established by IFRS 1 that have not been applied because of not being material to the Group are:
-	Hedge accounting.
-	Non-controlling interests
-	Embedded derivatives
-	Government loans

The other exceptions established by IFRS 1 have not been applied because of not being material to the Group.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.4.RECLASSIFICATIONS

The items recognized under the prior accounting framework, which were reclassified according to IFRS and as detailed in point 3.1., are described below.

3.4.1. Assets

Spot Purchases and Sales Pending Settlement: According to prior accounting framework, these transactions were recorded as "Other Receivables Resulting from Financial Brokerage" and "Other Liabilities Resulting from Financial Brokerage", respectively. Upon adopting the trade-date accounting, a spot purchase transaction pending settlement will imply recording the security to be received in the respective account, with the applicable measurement criterion, while the spot sale pending settlement will imply the derecognition of the security. The currency transactions pending settlement have been reclassified as cash equivalents and those related to securities have been included in the respective holdings.

Reverse Repo Transactions: Under the prior accounting framework, the security was recognized in the holding and the obligation to deliver it at the end of the transaction in "Other Liabilities Resulting from Financial Brokerage". The loan granted was recorded in "Other Receivables Resulting from Financial Brokerage". Under IFRS, the financial assets acquired through reverse repo transactions for which the risks and rewards have not been transferred shall be recognized as a loan granted with securities offered as collateral. Therefore, the securities were derecognized.

Leasehold Improvements: According to the prior accounting framework, they were disclosed under "Intangible Assets". According to IFRS, they are part of "Property, Plant and Equipment".

Equity Investments: In Prisma Medios de Pago S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on August 31, 2017, the shareholders decided to transfer all of the shares held in the investee (see Note 55). Therefore, according to IFRS 5 is the investment was reclassified to "Non-current Assets Held for Sale" and measured at the lower of the carrying amount and fair value less costs to sell at closing. Such reclassification was made as of December 31, 2017.

Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. were disposed of on February 2, 2018 (see Note 23). Under the prior accounting framework they were disclosed under "Equity Investments". Under IFRS they were reclassified to "Non-current Assets Held for Sale" and measured at the lower of the carrying amount and fair value less cost to sell.

Repurchase of Debt Securities: Repurchased debt securities were included within the debt investment portfolio under the prior accounting framework. Under IFRS an issuer's repurchase of its own debt is considered a settlement of the related obligation.

Repurchase of Non-controlling Interests: As of December 31, 2017, a financial liability has been recognized for the purchase of a 6% interest in Tarjetas Regionales S.A. IFRS 32, paragraph 23, sets forth that a commitment to buy own shares is to be accounted for as a financial liability for the present value of the redemption price. The liability is recognized with its corresponding offsetting entry in equity, for the risks and rewards associated with the shares are retained by the non-controlling shareholders until the actual transfer of such shares. The transaction totaled $1,364,452 and the amount recognized against other shareholders' equity reserves was $593,980.

3.4.2. Income Statement

Fees on Origination of Loans and Lending Expenses: According to the prior accounting framework, structuring fees were disclosed under "Fee Income" and lending expenses under "Fee-related Expenses". According to IFRS 9, such fees are part of the cash flows taken into account to determine the IRR on loans.

3.5.ADJUSTMENTS AS OF THE DATE OF TRANSITION

(a)

According to the prior accounting framework, structuring fees were disclosed under "Fee Income" and lending expenses under "Fee-related Expenses". According to IFRS 9, such fees are part of the cash flows taken into account to determine the IRR on loans.

(b)

Equity Investments in Associates and Joint Ventures: Upon applying the equity method, the Group has used the associates' financial statements. The shareholders’ equity arising from the financial statements have been adjusted to reflect the adoption of IFRS in those entities.

	12.31.17	01.01.17
Prisma Medios de Pago S.A.	-	245,250
Ondara S.A.	-	(102)
Total	-	245,148

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)

Property, Plant and Equipment: The fair value of certain items of property, plant and equipment has been adopted as deemed cost as of the date of transition to IFRS, as described in 3.2, net of the related impact on accumulated depreciation.

(d)

Intangible Assets: The prior accounting framework allowed the recognition of intangible assets items such as organization and reorganization expenses and other items. Under IFRS such assets have been derecognized and the amortization generated under the prior accounting framework has been reversed.

(e)

Financial instruments at fair value through profit or loss: The prior accounting framework established that government and private securities included in the list of volatilities periodically published by the Argentine Central Bank should be measured at fair value. The securities not included in those lists were measured at acquisition cost plus the IRR.

The adjustment disclosed is the result of measuring at fair value through profit or loss the securities classified in that business model.

The Group has classified the following financial assets into this category: Holdings in government and private securities, in instruments issued by the Argentine Central Bank, in debt securities and certain investments in debt securities issued by financial trusts.

(f)	Derivative Financial Instruments: The adjustment is that resulting from applying the techniques specified in Notes 1.10 and 8 to the Group's option portfolio.

(g)

Other Financial Assets: The adjustment is related to the consolidation of the financial assets under IFRS of Financial Trust Galtrust I and Financial Trust Saturno Créditos, which did not qualify as controlled entities under the prior accounting framework.

	12.31.17	01.01.17
Premiums for Financial Guarantee Contracts	241,350	248,044
CyS Deconsolidation	(13,005)	-
Consolidation of Financial Trusts that Were Not Subject to Consolidation under the Prior Accounting Framework	(169,207)	(913,929)
Total	59,138	(665,885)

(h)

Loans and Other Financing: In accordance to the prior accounting framework, they were recorded at their acquisition cost plus interest accrued based on the contractual rate. In compliance with the provisions set out in IFRS 9, they are measured at amortized cost.

(i)

Other Debt Securities: As described in the preceding paragraph, the adjustment relates to debt securities of financial trusts which have been measured at amortized cost, based on the business model assessment types of cash flows.

The Financial Trust Galtrust I has measured its holding of government securities at fair value through OCI in accordance with IFRS, based on the business model assessments and the instrument’s cash flow characteristics (SPPI).

(j)

Investments in Equity Instruments: Under the IFRS, investments in equity instruments measured at cost under the prior accounting framework were reclassified to "Listed Private Securities" and measured at fair value through profit or loss.

	12.31.17	01.01.17
Banco Galicia's Holdings	81,109	73,888
Galicia Valores S.A.'s Holdings	-	57,211
Total	81,109	131,099

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(k)

Financial Assets Pledged as Collateral: The adjustment arises from the measurement at fair value with changes in profit or loss of monetary regulation instruments offered as collateral. Under the prior accounting framework, these assets were measured at cost plus IRR.

(l)

Other Non-financial Assets: The adjustment corresponds to: (i) derecognition of systems licenses, the capitalization of which is not allowed under IFRS, and (ii) the adoption of fair value as deemed cost for miscellaneous assets.

	12.31.17	01.01.17
Derecognition of Advances for Systems Purchased	(659,590)	(955,579)
Miscellaneous Assets	278,561	382,079
Total	(381,029)	(573,500)

(m)

Non-current Assets Held for Sale: Under the prior accounting framework the investments in Prima Medios de Pago S.A. was measured at cost, however under IFRS the investment constitutes an associate under IAS 28. As a consequence, the adjustment corresponds to the application of the equity method prior to its reclassification as "Non-current Assets Held for Sale", as described in Note 3.5.

(n)

Provisions: Relates to the adjustment for the measurement of the liability in accordance with the likelihood criteria of IAS 37 ("more likely than not") for contingencies related to labor and commercial legal actions.

(o)

Other Financial Liabilities: The adjustment relates to the measurement of guarantees granted, according to paragraph 4.2.1 c) of IFRS 9, which did not require balance sheet disclosure under the prior accounting framework.

(p)

Loans from the Argentine Central Bank and Other Financial Institutions: Relates to the measurement at amortized cost, of the loans received, in accordance with IFRS. Under the prior accounting framework, interest was accrued applying the contractual rate.

(q)

Deferred Income Tax Assets and Liabilities: The deferred tax is recognized in accordance with the liability method, the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements and is determined using tax rates (and laws) enacted or substantially enacted as of the balance sheet date and expected to be applicable when the related deferred tax assets are realized or the deferred tax liabilities are settled.

By applying the prior accounting framework, Banco Galicia only recognized the current tax for the fiscal year.

(r)

Other Non-financial Liabilities: Relates to the deferred income for the Quiero! Customer loyalty program. Under the prior accounting framework the loyalty program was measured on the basis of the cost of granted points. Under IFRS, consideration is allocated based on the relative standalone selling prices for services rendered and points granted, which are accounted for at the fair value of the points and are accumulated based on the redemption rate, until such time as points are redeemed by costumers.

(s)

Liabilities Recognized by Insurance Companies: Under IFRS, an insurance company will evaluate, at the end of the period reported, the adjustment of insurance liabilities that have been recognized, using the current estimates of future cash flows from insurance contracts. If the evaluation shows that the carrying amount of its liabilities for insurance contracts (less deferred acquisition costs and related intangible assets) is not adequate, considering the estimated future cash flows, the total amount of the inadequacy will be recognized in profit or loss. Under the prior accounting framework, the accounting policies followed by the insurance company do not require performing an adequacy test of liabilities. According to IFRS 4, in this case, the insurance company shall determine the adjustment of the carrying amount recorded according to the guidelines set out in IAS 37.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. FINANCIAL INSTRUMENTS

Schedule P "Categories of Financial Assets and Liabilities" discloses the measurement categories to which the consolidated balance sheet items and the fair value hierarchies relate.

As of the indicated dates, the Group maintains the following portfolios of financial instruments:

Instruments Portfolio as of 12.31.2018	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Argentine Central Bank's Bills and Notes	70,097,764	-	-
Government Securities	4,699,806	-	-
Private Securities	1,137,593	-	-
Derivative Financial Instruments	1,785,640	-	-
Repo Transactions	-	2,068,076	-
Other Financial Assets	4,303,431	4,744,501	-
Loans and Other Financing	-	282,710,068	-
Other Debt Securities	-	5,312,035	9,112,099
Financial Assets Pledged as Collateral	3,459,712	7,357,780	-
Equity Instruments	161,054	-	-
Liabilities
Deposits	-	360,097,275	-
Liabilities at fair value through profit or loss	2,144,664	-	-
Derivative Financial Instruments	1,835,789	-	-
Repo Transactions	-	1,948,559	-
Other Financial Liabilities	-	63,235,042	-
Loans from the Argentine Central Bank and Other Financial Institutions	-	19,446,028	-
Debt Securities	-	29,983,653	-
Subordinated Debt Securities	-	9,767,874	-

Instruments Portfolio as of 12.31.2017	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Argentine Central Bank's Bills and Notes	26,367,677	-	-
Government Securities	13,923,160	-	-
Private Securities	2,456,960	-	-
Derivative Financial Instruments	775,674	-	-
Repo Transactions	-	14,286,336	-
Other Financial Assets	4,573,809	5,765,447	-
Loans and Other Financing	-	284,354,759	-
Other Debt Securities	-	4,040,087	142,450
Financial Assets Pledged as Collateral	2,249,914	7,096,874	-
Equity Instruments	111,923	-	-
Liabilities
Deposits	-	296,367,356	-
Derivative Financial Instruments	846,331	-	-
Repo Transactions	-	1,670,059	-
Other Financial Liabilities	-	55,350,799	-
Loans from the Argentine Central Bank and Other Financial Institutions	-	11,618,302	-
Debt Securities	-	20,279,165	-
Subordinated Debt Securities	-	7,128,356	-

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Instruments Portfolio as of 01.01.17	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Argentine Central Bank's Bills and Notes	16,158,217	-	-
Government Securities	9,659,559	-	-
Private Securities	2,999,968	-	-
Derivative Financial Instruments	229,436	-	-
Other Financial Assets	4,616,737	2,102,844	-
Loans and Other Financing	-	245,703,421	-
Other Debt Securities	-	2,253,595	930,257
Financial Assets Pledged as Collateral	4,205,704	5,889,889	-
Equity Instruments	187,135	-	-
Liabilities
Deposits	-	277,077,562	-
Derivative Financial Instruments	290,384	-	-
Repo Transactions	-	3,030,473	-
Other Financial Liabilities	-	57,094,776	-
Loans from the Argentine Central Bank and Other Financial Institutions	-	12,717,145	-
Debt Securities	-	21,848,460	-
Subordinated Debt Securities	-	7,490,444	-

NOTE 5. FAIR VALUES

The Group classifies the fair values of financial instruments in three levels, according to the reliability of the inputs used to determine them.

Fair Value Level 1: The fair value of financial instruments traded in active markets (such as, publicly-traded derivatives, debt securities or available for sale) is based on the quoted prices of markets (unadjusted) as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1. Otherwise, it will be included in Level 2.

Fair Value Level 2: The fair value of financial instruments that are not traded in active markets, for example, over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on the Group's specific estimates. If all the significant inputs required to fair value and instrument are observable, the instrument is included in Level 2. If the inputs used to determine the price are not observable and significant, the instrument will be included in Level 3.

Fair Value Level 3: If one or more significant inputs are not based on observable market data, the instrument is included in Level 3. This is the case of unlisted equity instruments.

That is to say, when observable market prices are no longer available, the instrument will be transferred into Level 3. Only when an instrument has an observable listed price in the market, it will return to Level 1 and will keep that Level while it continues to be quoted. This is known as transfer among levels.

Valuation Techniques

Valuation techniques to determine fair values include:

-	Market or quoted prices for similar instruments.
-	Determining the estimated present value of instruments.

The valuation technique to determine the fair value Level 2 is based on inputs other than the quoted price included in Level 1 that are readily observable for the asset or liability (i.e., prices). For those instruments for which there is no secondary market and, if positions should be disposed of, the Group should sell to the Argentine Central Bank at the originally agreed-upon rate, as established by the Regulator, the price has been determinated based on such rate accrual.

The valuation technique to determine the fair value of Level 3 financial instruments is based on a method that compares the existing spread between the curve of sovereign bonds and the average yield of primary offerings, for different segments, according to the different risk ratings. If there are no representative primary offerings during the month, the following alternatives will be used:

(i)	Secondary market prices of securities under the same conditions, which have been quoted in the month of evaluation;
(ii)	prior-month bidding and/or secondary market prices, and will be taken depending on how representative they are;

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(iii)	prior month spread applied to the sovereign curve;
(iv)	a specific margin is applied, determined based on comparable instruments historical return.

As stated above, the rates and spreads to be used to discount future cash flows and originate the price of the instrument are determined.

All the changes to valuation methods are previously discussed and approved by the Group's key personnel.

The Group's financial instruments measured at fair value at fiscal year-end are as follows:

Instruments Portfolio as of 12.31.18	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Argentine Central Bank's Bills and Notes	-	70,097,764	-
Government Securities	2,952,344	1,278,048	469,414
Private Securities	308,755	36,270	792,568
Derivative Financial Instruments	-	1,785,640	-
Other Financial Assets	4,264,431	39,000	-
Other Debt Securities (*)	9,112,099	-	-
Financial Assets Pledged as Collateral	3,184,346	275,366	-
Equity Instruments	26,795	-	134,259
Liabilities
Liabilities at fair value through profit or loss	1,366,785	777,879	-
Derivative Financial Instruments	-	1,835,789	-
Total	18,481,985	70,898,420	1,396,241
(*)

It relates to Secured Bonds issued by Argentina measured at fair value with changes in OCI.

Instruments Portfolio as of 12.31.17	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Argentine Central Bank's Bills and Notes	26,367,677	-	-
Government Securities	13,679,229	-	243,931
Private Securities	1,009,000	5,906	1,442,054
Derivative Financial Instruments	-	775,674	-
Other Financial Assets	4,516,227	57,582	-
Other Debt Securities (*)	142,450	-	-
Financial Assets Pledged as Collateral	2,249,914	-	-
Equity Instruments	28,233	-	83,690
Liabilities
Liabilities at fair value through profit or loss	-	-	-
Derivative Financial Instruments	-	846,331	-
Total	47,992,730	(7,169)	1,769,675

(*)	It relates to Secured Bonds issued by Argentina measured at fair value with changes in OCI.

Instruments Portfolio as of 01.01.17	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Argentine Central Bank's Bills and Notes	16,158,217	-	-
Government Securities	7,110,319	1,972,400	576,840
Private Securities	778,214	10,541	2,211,213
Derivative Financial Instruments	-	229,436	-
Other Debt Securities (*)	930,257	-	-
Other Financial Assets	4,544,877	71,860	-
Financial Assets Pledged as Collateral	4,205,704	-	-
Equity Instruments	93,727	-	93,408
Liabilities
Liabilities at fair value through profit or loss	-	-	-
Derivative Financial Instruments	-	290,384	-
Total	33,821,315	1,993,853	2,881,461

(*)	It relates to Secured Bonds issued by Argentina measured at fair value with changes in OCI.

Changes in instruments included in fair value Level 3 are as follows:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Level 3	12.31.17	Transfers(*)	Purchases	Sales	Income (Loss)	Inflation Effect	12.31.18
Government Securities	243,931	1,255,553	10,382,946	(11,115,519)	149,564	(447,061)	469,414
Private Securities	1,442,054	389,298	6,352,483	(7,084,950)	372,340	(678,657)	792,568
Equity Instruments	83,690	-	-	-	86,938	(36,369)	134,259
Total	1,769,675	1,644,851	16,735,429	(18,200,469)	608,842	(1,162,087)	1,396,241
(*)	They include the movements of levels of financial instruments classified as fair value Level 3, as described above.

Level 3	01.01.17.	Transfers(*)	Purchases	Sales	Income (Loss)	Inflation Effect	12.31.17
Government Securities	576,840	(234,067)	450,486	(504,713)	46,969	(91,584)	243,931
Private Securities	2,211,213	(434,784)	2,626,022	(2,789,653)	233,810	(404,554)	1,442,054
Equity Instruments	93,408	-	-	-	9,776	(19,494)	83,690
Total	2,881,461	(668,851)	3,076,508	(3,294,366)	290,555	(515,632)	1,769,675
(*)	They include the movements of levels of financial instruments classified as fair value Level 3, as described above.

The Group's policy is to recognize transfers among fair value levels only as of year-end dates. They resulted from the transfer to Level 3 of the instruments that no longer have observable inputs as of the year-end the movement to Level 1 of the instruments that have observable quoted prices.

The Group included below the fair value of the instruments not carried at fair value as of the year-end.

Assets/(Liabilities) Accounts	Carrying Amount	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	143,309,428	143,309,428	143,309,428	-	-
Loans and Other Financing	282,710,068	289,581,428	-	-	289,581,428
Other Financial Assets	9,047,932	9,047,932	9,047,932	-	-
Other Debt Securities	14,424,134	14,631,751	763,126	-	13,868,625
Repo Transactions	2,068,076	2,068,076	2,068,076	-	-
Financial Assets Pledged as Collateral	10,817,492	10,817,492	10,817,492	-	-
Liabilities
Deposits	360,097,275	359,875,025	-	-	359,875,025
Loans from the Argentine Central Bank and Other Financial Institutions	19,446,028	17,689,372	-	-	17,689,372
Debt Securities	29,983,653	29,269,086	29,269,086	-	-
Subordinated Debt Securities	9,767,874	8,513,061	-	-	8,513,061
Repo Transactions	1,948,559	1,944,965	-	-	1,944,965
Other Financial Liabilities	63,235,042	63,235,113	-	-	63,235,113

NOTE 6. CASH AND CASH EQUIVALENTS

Cash equivalents are held to meet short-term payment commitments, rather than for investment or similar purposes. In order for a financial asset to be classified as cash equivalents, it should be readily convertible into a certain amount of cash and its risk of changes in value should be immaterial. Accordingly, an investment with original maturity of three months or less is classified as cash equivalent. Equity interests are excluded from cash equivalents.

Cash and cash equivalents break down as follows:

	12.31.18	12.31.17	01.01.17
Cash and Due from Banks	143,309,428	87,044,881	121,183,979
Argentine Central Bank's Bills and Notes Maturing within up to 90 Days	70,117,158	24,981,766	12,720,258
Receivables from Reverse Repo Transactions	2,057,558	14,254,469	-
Local Interbank Loans	938,000	1,380,486	1,588,832
Overnight Placements in Banks Abroad	5,300,681	426,682	2,266,254
Mutual Funds	3,859,629	3,578,916	4,040,608
Time Deposits	285,999	291,016	7,084
Government Securities	-	-	1,830,938
Total Cash and Cash Equivalents	225,868,453	131,958,216	143,637,953

The analysis of risk of "Cash and Cash Equivalents" is disclosed in Note 46. Related-party information is disclosed in Note 52.

NOTE 7. FAIR VALUE DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group's fair value debt securities through Profit or Loss are detailed in Schedule A.

The credit quality of debt securities is disclosed in Note 46.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. DERIVATIVE FINANCIAL INSTRUMENTS

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING ASSET

Mercado Abierto Electrónico (MAE) and Rosario Futures Exchange (ROFEX) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, being Banco Galicia one of them. The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried out on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

The transactions are recorded in Off-Balance Sheet Items for the notional value traded. The accrued balances pending settlement are disclosed in the "Derivative Financial Instruments" line of Assets and/or Liabilities, as the case may be.

INTEREST RATE SWAPS

These transactions are conducted within the environment created by the MAE, and the settlement thereof is carried out on a daily or monthly basis, in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for private banks for time deposits of 30 to 35 days) and the cash flows calculated using a fixed rate, or vice versa, on the notional value agreed, the difference in price being charged to income.

CROSS CURRENCY SWAPS

These swap transactions in pesos and US Dollars relate to an exchange of a periodic flow of principal and interest. They are settled for the difference and it is a bilateral transaction with a counterparty abroad.

Both the interest rate swap and cross currency swaps are recorded in "Off-Balance Sheet Items" for the notional value traded. The accrued balances pending settlement are disclosed in the "Derivative Instruments" line of Assets and/or Liabilities, as the case may be.

WRITTEN AND PURCHASED CALL OPTIONS ON DOLLAR GOLD FUTURES WITHOUT DELIVERY OF THE UNDERLYING ASSET

These transactions have been conducted with the purpose of hedging the variable yield of the deposits received by Banco Galicia and set forth by the Argentine Central Bank.

The contract date, the term to exercise the option and the underlying asset are the same as those for the related deposit. Notional amounts have been computed so that the offset value of derivative financial instruments is similar to the variable yield of the investment. Changes in the value of the underlying asset at the time of the arrangement and at fiscal year-end, equivalent to the variable yield, have been recognized in income and are recorded under “Derivative Financial Instruments " line of Assets and/or Liabilities, as appropriate. Premiums received and/or paid have been accrued on a straight-line basis during the contract term.

WRITTEN AND PURCHASED DOLLAR FUTURES WITHOUT DELIVERY OF THE UNDERLYING ASSET

These transactions have been traded on ROFEX. Derivatives are accrued for at fair value. Premiums received are part of the fair value calculation.

The amounts of transactions conducted as of the indicated dates are as follows:

	Underlying Asset	Type of Settlement	12.31.18(*)	12.31.17(*)	01.01.17(*)
Forward Purchase – Sale of Foreign Currency
Purchases	Foreign currency	Daily difference	38,861,567	30,145,543	27,648,329
Sales	Foreign currency	Daily difference	32,277,374	28,042,761	-
Purchases by Customers	Foreign currency	Daily difference	3,673,954	583,221	396,281
Sales by Customers	Foreign currency	Daily difference	10,156,620	5,472,881	2,202,703
Interest Rate Swaps
Swaps	Others	Other	460,242	1,476	138,192
Cross Currency Swaps	Others	Other	1,561	-	-
Repo Transactions
Forward Purchases	Government Securities	With delivery of the underlying asset	1,965,824	1,672,194	3,032,245
Forward Sales	Government Securities	With delivery of the underlying asset	2,061,516	15,678,531	-
Call Options Bought and Written on Futures
Call Options Written on Dollar	Dollar		-	-	18,794
Call Options Purchase on Gold	Gold		-	-	275,484
Call Options Written on Gold	Gold		-	-	303,032
(*)	Notional values.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

See Schedule O for further details.

NOTE 9. REPO TRANSACTIONS

As of the indicated dates, the Group maintains the following repo transactions:

	12.31.18	12.31.17	01.01.17
Receivables from Reverse Repo Transactions of Government Securities	2,057,558	14,254,469	-
Accrued Interest Payable on Reverse Repo Transactions	10,518	31,867	-
Total Reverse Repo Transactions	2,068,076	14,286,336	-

	12.31.18	12.31.17	01.01.17
Payables for Repo Transactions of Government Securities	1,943,805	1,666,386	3,026,218
Accrued Interest Payable on Repo Transactions	4,754	3,673	4,255
Total Repo Transactions	1,948,559	1,670,059	3,030,473

The Group carries out repo transactions in which it sales a security with the related forward purchase thereof, thus substantially retaining all the risks and rewards associated with the instruments and recognizing them in "Financial Assets Pledged as Collateral" at year-end, as the provisions set out in point 3.4.2 (Derecognition of Assets) of IFRS 9 "Financial Instruments") are not met.

	12.31.18	12.31.17	01.01.17
Reverse Repo Transactions recorded as Off-Balance Sheet Items	2,061,516	15,678,531	-
Repo Transactions recorded in Financial Assets Pledged as Collateral	1,965,824	1,672,194	3,032,245

The residual values of assets transferred under repo transactions are disclosed in Note 8 and Schedule O.

NOTE 10. OTHER FINANCIAL ASSETS

As of the indicated dates, the balances of "Other Financial Assets" relate to:

	12.31.18	12.31.17	01.01.17
Debtors from Spot Sales of Foreign Currency Pending Settlement	1,947,184	3,550,645	5,918
Debtors from Spot Sales of Government Securities Pending Settlement	1,607,601	1,355,413	1,312,067
Sundry Debtors	810,757	441,191	447,246
Mutual Funds	4,264,431	4,516,228	4,544,877
Others	417,959	475,779	409,473
Total	9,047,932	10,339,256	6,719,581

Related-party information is disclosed in Note 52.

NOTE 11. NET LOANS AND OTHER FINANCING

"Net Loans and Other Financing" break down as follows as of the indicated dates:

	12.31.18	12.31.17	01.01.17
Non-financial Public Sector	11,777	8,532	26,457
Argentine Central Bank	533	3,604	5,318
Financial Institutions	7,942,382	6,938,664	5,106,758
Loans	7,942,382	6,938,664	5,106,758
Non-financial Private Sector and Residents Abroad	290,412,186	286,639,194	249,251,684
Loans	283,543,722	280,870,810	244,082,260
Overdrafts	14,430,578	16,680,960	18,501,897
Promissory Notes	36,020,263	52,455,181	46,613,651
Mortgage Loans	11,793,007	8,435,337	4,013,513
Collateralized Loans	997,958	1,591,432	1,249,027
Personal Loans	29,144,931	34,632,328	24,365,344
Credit Card Loans	113,395,362	125,176,057	129,153,045
Other Loans	74,793,302	44,962,639	23,313,178
Accrued Interest, Adjustments and Quotation Differences Receivable	5,388,298	335,344	(703,302)
Documented Interest	(2,419,977)	(3,398,468)	(2,424,093)
Financial Leases	2,198,047	2,475,878	1,731,448
Other Financing	4,670,417	3,292,506	3,437,976
Less: Allowances	(15,656,810)	(9,235,235)	(8,686,796)
Total	282,710,068	284,354,759	245,703,421

Classification of "Loans and Other Financing" by status and collateral in Schedule B.

The concentration of "Net Loans and Other Financing" is detailed in Schedule C.

The breakdown by term of "Net Loans and Other Financing" is detailed in Schedule D.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The analysis of risk of “Loans and Other Financing" is disclosed in Note 46.

Related-party information is disclosed in Note 52.

NOTE 12. OTHER DEBT SECURITIES

The Group's "Other Debt Securities" are detailed in Schedule A.

Changes in the "Allowances for Loan Losses" related to "Other Debt Securities" are detailed in Note 46.

NOTE 13. FINANCIAL ASSETS PLEDGED AS COLLATERAL

"Financial Assets Pledged as Collateral" valued according to their underlying asset for the fiscal years under analysis break down as follows:

	12.31.18	12.31.17	01.01.17
Deposits as Collateral	3,663,499	2,344,791	2,778,032
Special Escrow Accounts at the Argentine Central Bank	5,188,169	5,329,804	4,285,315
Forward Purchases of Monetary Regulation Instruments	53,736	1,660,746	3,032,246
Others	1,912,088	11,447	-
Total	10,817,492	9,346,788	10,095,593

Restricted assets are detailed in Note 54.2.

NOTE 14. CURRENT INCOME TAX ASSETS

As of the indicated dates, the balances of "Current Income Tax Assets" relate to:

	12.31.18	12.31.17	01.01.17
Tax Credits	94,918	134,740	216,396
Minimum Presumed Income Tax – Tax Credit Loss carryfoward	-	142	27,086
Less: Allowance for Impairment of Minimum Presumed Income Tax – Tax Credit	-	(142)	(8,551)
Total	94,918	134,740	234,931

Tax loss carryfoward expiration dates of Minimum Presumed Income Tax are as follows:

	Tax Loss Carryfoward as of
Date of Generation	12.31.18	12.31.17	01.01.17	Expiration Date
2006	-	-	273	2016
2007	-	77	588	2017
2008	-	12	669	2018
2009	-	10	1,074	2019
2010	-	13	3,002	2020
2011	-	6	2,686	2021
2012	-	6	3,158	2022
2013	-	4	3,466	2023
2014	-	4	4,249	2024
2015	-	3	6,718	2025
2016	-	4	1,203	2026
2017	-	3	-	2027
2018	-	-	-	2028
Total	-	142	27,086

NOTE 15. INVESTMENTS IN EQUITY INSTRUMENTS

The Group's "Investments in Equity Instruments" are detailed in Schedule A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. EQUITY INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

16.1.Equity Investments in Subsidiaries

The basic information regarding Grupo Financiero Galicia’s consolidated subsidiaries is detailed as follows:

	Direct and Indirect Shareholding		Equity Investment %
Company	12.31.18	12.31.17	12.31.18	12.31.17
Banco de Galicia y Buenos Aires S.A.U.	668,549,353	795,973,974	100	100
Cobranzas Regionales S.A.	8,300	7,700	83	77
Galicia Administradora de Fondos S.A.	20,000	20,000	100	100
Galicia Broker Asesores de Seguros S.A.	71,310	71,310	99.99	99.99
Galicia Retiro Compañía de Seguros S.A.	7,727,271	7,727,271	99.99	99.99
Galicia Seguros S.A.	1,830,883	1,830,883	99.99	99.99
Galicia Valores S.A.	1,000,000	1,000,000	100	100
Galicia Warrants S.A.	1,000,000	1,000,000	100	100
Financial Trust Galtrust I	-	-	-	100
Financial Trust Saturno Créditos	-	-	100	100
Net Investment S.A. (in Liquidation)(*)	-	12,000	-	100
Ondara S.A.	13,636,990	12,709,967	83.85	78.15
Sudamericana Holding S.A.	185,653	185,653	100	100
Tarjeta Naranja S.A.	2,344	2,174	83	77
Tarjetas Regionales S.A.	894,552,668	829,886,212	83	77

(*)	The final distribution was paid out on January 9, 2018.

The following are the balances of subsidiaries, according to IFRS as of the indicated dates:

	12.31.18
Company	Assets	Liabilities	Shareholders' Equity	Net Income(*)
Banco de Galicia y Buenos Aires S.A.U.	517,877,929	468,725,396	49,152,533	(1,789,529)
Cobranzas Regionales S.A.	110,115	67,750	42,365	6,887
Galicia Administradora de Fondos S.A.	674,108	229,514	444,594	385,151
Galicia Broker Asesores de Seguros S.A.(**)	26,475	13,382	13,093	25,056
Galicia Retiro Compañía de Seguros S.A.(**)	249,069	186,776	62,293	24,293
Galicia Seguros S.A.(**)	2,703,486	1,654,652	1,048,834	544,122
Galicia Valores S.A.	258,936	39,877	219,059	66,678
Galicia Warrants S.A.	442,502	226,880	215,622	114
Financial Trust Saturno Créditos	17,055	1,184	15,871	(2,586)
Ondara S.A.	22,511	22	22,489	1,636
Sudamericana Holding S.A.(**)	3,307,403	1,955,028	1,352,375	249,358
Tarjeta Naranja S.A.	51,194,581	41,875,082	9,319,499	2,068,688
Tarjetas Regionales S.A.	52,713,479	42,579,675	10,133,804	(2,139,323)

(*)	Income attributable to the shareholder’s of the parent. Not including "Other Comprehensive Income".
(**)	Net income for the twelve-month period ended December 31, 2018.

	12.31.17
Company	Assets	Liabilities	Shareholders’ Equity	Net Income(*)
Banco de Galicia y Buenos Aires S.A.U.	480,374,665	416,511,409	63,863,256	5,664,659
Cobranzas Regionales S.A.	85,518	33,136	52,382	7,657
Galicia Administradora de Fondos S.A.	1,087,676	408,209	679,467	648,361
Galicia Broker Asesores de Seguros S.A. (**)	47,408	29,699	17,709	19,852
Galicia Retiro Compañía de Seguros S.A. (**)	285,152	224,780	60,372	6,384
Galicia Seguros S.A. (**)	2,907,428	1,739,299	1,168,129	599,791
Galicia Valores S.A.	259,016	34,034	224,982	73,052
Galicia Warrants S.A.	3,624,332	2,020,122	1,604,210	385,104
Financial Trust Galtrust I	208,171	503	207,668	97,817
Financial Trust Saturno Créditos	34,508	2,086	32,422	3,944
Net Investment S.A. (in Liquidation)(***)	419	-	419	(55)
Ondara S.A.	37,738	6,951	30,787	8,693
Sudamericana Holding S.A.(**)	432,842	217,333	215,509	7,886
Tarjeta Naranja S.A.	53,189,426	41,598,049	11,591,377	3,643,368
Tarjetas Regionales S.A.	54,653,428	42,229,161	12,424,267	4,017,095

(*)	Income attributable to the shareholder’s of the parent. Not including "Other Comprehensive Income".
(**)	Net income for the twelve-month period ended December 31, 2017.
(***)	The final distribution was paid out on January 9, 2018.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Bank's General Ordinary and Extraordinary Shareholders' Meeting held on April 24, 2018 approved the amendment to Article 1 of the Bylaws, changing the corporate name of Banco de Galicia y Buenos Aires S.A. for Banco de Galicia y Buenos Aires S.A.U. The Argentine Central Bank, through Resolution No. 200 issued by its Board of Directors on July 5, 2018, did not object to such change. On October 2, 2018, the Corporation Control Authority registered the change under Number 18709 of Book 91 of Stock Companies.

The General Ordinary Shareholders' Meeting of Net Investment S.A. held on May 16, 2017 resolved to unanimously approve the early dissolution and subsequent liquidation of the company, under the provisions set out in Section 94, subsection 1, of General Corporations Law, i.e., by the shareholders' decision. The financial statements as of December 31, 2017 are the latest financial statements available before Net Investment S.A.'s final liquidation.

16.2.Investments in Associates and Joint Ventures

"Investments in Associates and Joint Ventures" break down as follows as of the indicated dates:

	12.31.18	12.31.17	01.01.17
Prisma Medios de Pago S.A.(*)	-	-	259,687
Nova Re Compañía Argentina de Reaseguros S.A. (**)	-	-	27,115
Others	56	83	1,107
Allowances	(56)	(83)	(1,107)
Total	-	-	286,802

(*)	As of December 31, 2017, it was classified to "Non-current Assets Held for Sale". (See Notes 23 and 55).
(**)	Equity investment sold in September 2017.

NOTE 17. LEASES

17.1.Financial Leases

The "Property, Plant and Equipment" account includes the following amounts in which the Group is lessee under the terms of financial lease contracts.

	Real Estate	Furniture and Fixtures	Machines and Equipment	Vehicles	Total
Cost	-	-	14,660	-	14,660
Accumulated Depreciation	-	-	(14,660)	-	(14,660)
Balance as of 12.31.18	-	-	-	-	-

	Real Estate	Furniture and Fixtures	Machines and Equipment	Vehicles	Total
Cost	-	-	14,660	440	15,100
Accumulated Depreciation	-	-	(14,660)	(198)	(14,858)
Balance as of 12.31.17	-	-	-	242	242

	Real Estate	Furniture and Fixtures	Machines and Equipment	Vehicles	Total
Cost	-	-	14,660	1,576	16,236
Accumulated Depreciation	-	-	(14,660)	(811)	(15,471)
Balance as of 01.01.17	-	-	-	765	765

17.2.Operating Leases

The Group records contractual obligations derived from the lease of certain properties used as part of the distribution network. The term of these contracts ranges from one to five years and most of them are renewable upon their expiration at market values. The estimated future lease payments in connection with these properties are as follows:

	12.31.18	12.31.17	01.01.17
Less than One Year	906,405	788,950	672,834
Over One Year and up to Five Years	5,284,731	2,185,391	1,917,092
Over Five Years	6,191,137	1,079,291	430,597
Total	12,382,273	4,053,632	3,020,523

NOTE 18. PROPERTY, PLANT AND EQUIPMENT

Changes in "Property, Plant and Equipment" are detailed in Schedule F.

The carrying amounts of "Property, Plant and Equipment" do not exceed their recoverable values.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19. INTANGIBLE ASSETS

Changes in "Intangible Assets" are detailed in Schedule G.

The carrying amounts of "Intangible Assets" do not exceed their recoverable values.

NOTE 20. DEFERRED INCOME TAX ASSETS/LIABILITIES

Changes in "Deferred Income Tax Assets and Liabilities" during the fiscal years ended December 31, 2018 and December 31, 2017 are as follows:

Deferred Tax Assets

Item	12.31.17	Charge to Income	Allowance for Impairment	Others	12.31.18
Valuation of Securities	4,901	(3,325)	-	-	1,576
Other Financial Assets	-	1,901	-	(2,179)	(278)
Loans and Other Financing	927,737	595,664	-	-	1,523,401
Property, Plant and Equipment	(223,241)	(455,616)	-	(21)	(678,878)
Intangible Assets	-	-	-	-	-
Tax Loss Carry-forwards	-	7,612	(3,764)	-	3,848
Other Non-financial Assets	40,131	(6,137)	-	-	33,994
Non-current Assets Held for Sale	-	(3,980)	1,876	2,104	-
Allowance for Impairment	4,609	20,401	-	-	25,010
Other Financial Liabilities	912	(16,843)	-	-	(15,931)
Provisions	17,201	92,545	-	(55,234)	54,512
Other Non-financial Liabilities	4,146	12,974	-	558	17,678
Quotation Difference	5,548	1,236	-	-	6,784
Others	(19,374)	22,895	-	(2,262)	1,259
Totals	762,570	269,327	(1,888)	(57,034)	972,975

Deferred Tax Liabilities

Item	12.31.17	Charge to Income	Allowance for Impairment	Others	12.31.18
Valuation of Securities	16,718	(143,241)	-	-	(126,523)
Other Financial Assets	(37,930)	(13,364)	-	2,179	(49,115)
Loans and Other Financing	321,679	1,049,720	-	-	1,371,399
Property, Plant and Equipment	(2,784,001)	(481,544)	-	21	(3,265,524)
Intangible Assets	258,221	(433,524)	-	-	(175,303)
Tax Loss Carry-forwards	-	-	-	-	-
Other Non-financial Assets	(154,315)	(223,424)	-	-	(377,739)
Non-current Assets Held for Sale	(380,838)	383,774	-	(2,104)	832
Allowance for Impairment	-	-	-	-	-
Subordinated Debt Securities	(20,331)	2,734	-	-	(17,597)
Provisions	200,091	131,926	-	55,234	387,251
Other Non-financial Liabilities	494,380	(89,776)	-	(558)	404,046
Others	(2,214)	(55,421)	-	2,262	(55,373)
Totals	(2,088,540)	127,860	-	57,034	(1,903,646)

Deferred Tax Assets

Item	01.01.17	Charge to Income	Allowance for Impairment	Others	12.31.17
Valuation of Securities	3,814	1,087	-	-	4,901
Other Financial Assets	(58)	58	-	-	-
Loans and Other Financing	1,190,776	(263,039)	-	-	927,737
Property, Plant and Equipment	(230,188)	83	-	6,864	(223,241)
Intangible Assets	(92)	92	-	-	-
Tax Loss Carry-forwards	1,725	(1,725)	-	-	-
Other Non-financial Assets	3,995	36,136	-	-	40,131
Non-current Assets Held for Sale	-	-	-	-	-
Allowance for Impairment	3,292	1,301	16	-	4,609
Other Financial Liabilities	-	912	-	-	912
Provisions	80,260	(9,796)	-	(53,263)	17,201
Other Non-financial Liabilities	3,504	642	-	-	4,146
Quotation Difference	16,022	(10,474)	-	-	5,548
Others	(37,790)	18,416	-	-	(19,374)
Totals	1,035,260	(226,307)	16	(46,399)	762,570

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred Tax Liabilities

Item	01.01.17	Charge to Income	Allowance for Impairment	Others	12.31.17
Valuation of Securities	(38,276)	54,994	-	-	16,718
Other Financial Assets	(30,062)	(7,503)	-	(365)	(37,930)
Loans and Other Financing	387,020	(65,341)	-	-	321,679
Property, Plant and Equipment	(3,415,959)	632,760	-	(802)	(2,784,001)
Intangible Assets	570,959	(312,738)	-	-	258,221
Tax Loss Carry-forwards	272,828	(265,421)	(7,716)	309	-
Other Non-financial Assets	5,018	(159,333)	-	-	(154,315)
Non-current Assets Held for Sale	-	(378,067)	(2,771)	-	(380,838)
Allowance for Impairment	(276,698)	54,977	221,721	-	-
Subordinated Debt Securities	(3,173)	(17,158)	-	-	(20,331)
Provisions	632,800	(484,267)	-	51,558	200,091
Other Non-financial Liabilities	50,291	445,557	-	(1,468)	494,380
Others	1,655	(2,248)	-	(1,621)	(2,214)
Totals	(1,843,597)	(503,788)	211,234	47,611	(2,088,540)

In addition, the expiration dates of tax loss carry-forwards are as follows:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2018	25,373	2023	7,612

The Group has determined an allowance for impairment as of December 31, 2018 amounting to $3,764, as it is not probable that future taxable amounts will be available to utilize those temporary differences and losses as of the date of these financial statements.

NOTE 21. ASSETS/LIABILITIES FOR INSURANCE CONTRACTS

Assets related to insurance contracts as of the indicated dates are detailed as follows:

Assets for Insurance Contracts	12.31.18	12.31.17	01.01.17
Premiums Receivable	964,214	1,006,658	962,651
Receivables from Reinsurers	5,361	5,128	6,143
Fees to collect	2,455	-	12,828
Others	10,472	9,917	7,101
Total	982,502	1,021,703	988,723

Liabilities related to insurance contracts as of the indicated dates are detailed as follows:

Liabilities for Insurance Contracts	12.31.18	12.31.17	01.01.17
Debts with Insured	373,600	416,318	420,249
Debts with Reinsurers	9,702	25,904	(1,535)
Debts with Co-insurers	2,639	3,608	4,741
Debts with Insurance Brokers	185,930	191,681	195,257
Statutory Reserves	571,225	589,255	561,227
Unpaid Losses to Be Borne by Reinsurers (Offset Account)	(39,876)	(31,119)	(25,777)
Total	1,103,220	1,195,647	1,154,162

Debts with Insured	12.31.18	12.31.17	01.01.17
Property Insurance	105,517	93,082	66,389
Administrative Direct Insurance	60,118	48,569	37,146
Direct Insurance in Litigation	9,966	9,060	4,710
Direct Insurance in Mediation	426	741	702
Settled Losses to be Paid	1,609	2,438	2,463
Unpaid Losses for Active Reinsurance and Retrocession	1,038	793	-
Incurred But Not Reported Losses - IBNR	32,360	31,481	21,368
Life Insurance	268,074	322,997	353,615
Administrative Direct Insurance	243,850	294,959	308,463
Direct Insurance in Litigation	4,752	5,528	3,534
Direct Insurance in Mediation	668	1,389	1,094
Settled Losses to be Paid	1,424	3,673	4,907
Unpaid Losses for and Active Reinsurance and Retrocession	4,400	2,826	-
Incurred But Not Reported Losses - IBNR	12,714	14,229	35,125
Surrenders Payable	265	391	488
Payables for Premiums to be Refunded	1	2	4
Retirement Insurance	9	239	245
Past Due Annuities Payable	9	239	245
Total	373,600	416,318	420,249

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Debts with Reinsurers and Co-insurers	Current Account	Reinstatement Premiums	Minimum Deposit Premium to Be Accrued	Deposits as Collateral	Unpaid Losses to Be Borne by Reinsurers	Total
IBNR to Be Borne by Reinsurers	21,852	-	(12,150)	-	(39,876)	(30,174)
Debts with Co-insurers	2,639	-	-	-	-	2,639
Total as of 12.31.18	24,491	-	(12,150)	-	(39,876)	(27,535)
Total as of 12.31.17	45,064	-	(15,552)	-	(31,119)	(1,607)

Debts with Insurance Brokers	12.31.18	12.31.17	01.01.17
Current Account - Insurance Brokers	45,225	47,263	87,939
Commissions on Premiums Receivable	113,238	114,482	62,016
Underwriting Expenses Payable	27,467	29,936	45,302
Total	185,930	191,681	195,257

Statutory Reserves	12.31.18	12.31.17	01.01.17
Unearned Premiums and Similar	327,392	296,487	241,924
Premiums and Surcharges	316,672	301,076	293,729
Premiums on Passive Reinsurance	(14,516)	(35,710)	(52,067)
Active Reinsurance	25,236	30,948	-
Insufficient Premiums	-	173	262
Mathematical Reserves	243,833	292,768	319,303
Mathematical Reserves - Individual Life Insurance	80,545	88,543	91,918
Mathematical Reserves - Individual Retirement Insurance	67,088	47,960	54,051
Mathematical Reserves of Life Annuities	95,179	118,224	133,611
Provision for Restoring the Mathematical Reserve	7	12	6
Fluctuation Funds	1,014	38,029	39,717
Total	571,225	589,255	561,227

Insurance liabilities were recorded according to the liability adequacy test, using the current estimates of future cash flows derived from insurance contracts. The assumptions used are as follows:

Mortality Table	GAM 94
Investment (Discount) Rate	3.38%
Benchmark Rate	Projected benchmark rate based on a share of CER starting with 1.36% in the case of voluntary retirement and 1.63% in the case of life annuities.
Administrative Expenses	682 in the case of voluntary retirement and 620 in the case of life annuities

NOTE 22. OTHER NON-FINANCIAL ASSETS

"Other Non-financial Assets" break down as follows:

	12.31.18	12.31.17	01.01.17
Shareholders	-	-	50,431
Payments in Advance of Directors' and Syndics' Fees	2,071	5,054	19,527
Payments in Advance to Personnel	50,385	18,382	18,416
Tax Credits	115,558	61,460	251,330
Payments in Advance	448,545	449,312	398,684
Advances for Purchase of Assets	1,141,114	2,180,993	1,103,230
Investment properties (*)	290,894	296,418	302,453
Other Miscellaneous Assets Measured at Cost	696,996	588,468	681,033
Assets Acquired through Foreclosures	32,852	54,787	31,041
Others	46,354	83,256	163,523
Total	2,824,769	3,738,130	3,019,668

(*)	Changes in "Investment Properties" are detailed in Schedule F.

Related-party information is disclosed in Note 52.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23. NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The Group has classified the following assets as "Assets Held for Sale and Discontinued Operations":

	12.31.18	12.31.17	01.01.17
Equity Investments	414,778	10,855,802	10,914,825
Prisma Medios de Pago S.A.	414,778	374,937	-
Compañía Financiera Argentina S.A.(*)	-	10,425,762	10,859,722
Cobranzas y Servicios S.A.(*)	-	55,103	55,103
Other Debt Securities	188,947	-	-
Financial Trust Crecere III, IV, V, VI, VII and VIII	188,947	-	-
Property, Plant and Equipment	4,290	4,289	4,291
Real Estate	4,290	4,289	4,291
Total	608,015	10,860,091	10,919,116

(*)

The amount relates to the balance of assets held for sale were booked under “Non-current Assets Held for Sale”. The Liabilities related to this assets were booked under and “Other Non-financial Liabilities”

Prisma Medios de Pago S.A.: The Ordinary and Extraordinary Shareholders’ Meeting of Prisma Medios de Pago S.A. held on August 31, 2017, decided to transfer all of the shares of the Company in one-year term. Therefore, according to IFRS 5 the Group considered the investment as a "Non-current Assets Held for Sale" and measured the investment at the lowest of cost or fair value less cost to sell. The carrying amounts of the investment were $414,778 and $374,937 as of December 31, 2018 and 2017, respectively. The change is due to the company's capital stock increases, which took place in April and December 2018 in order to adjust it to its corporate businesses.

The General Ordinary Shareholders’ Meeting held on May 8, 2018 approved the distribution of cash dividends. According to the Bank’s equity interest, it was entitled to dividends in the amount of $490,393, which were recorded in the income statement.

On February 1, 2019, 51% of such company's equity interest was transferred. (See Note 55).

Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.: On January 12, 2017, the Bank's Board of Directors accepted an offer to buy the equity investment in the subsidiaries Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A., made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. By virtue of Resolution No. 414, the Argentine Central Bank authorized such transaction.

The sale of the shares in both companies was consummated on February 2, 2018, with the new holders having been registered in each of these companies’ books. The sale price was subject to the buyers' consent, who were entitled to raise objections for a term of up to 45 consecutive days to be counted as from January 29, 2018. On March 26, 2018, the sale of shares in Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. was completed, establishing a final price of $1,527,013 and $31,790, respectively. The Loss from the sale of Compañía Financiera Argentina S.A. amounted to $(278,645) and the sale of Cobranzas y Servicios S.A has thrown an income of $18,889. The income tax impact for discontinued operations is disclosed separately in the "Income Tax from Discontinued Activities" account, which amounts to $31,675 as of December 31, 2018.

The information below is related to the Group's discontinued operations (Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.):

Compañía Financiera Argentina S.A.	12.31.2017
Assets	10,425,762
Cash and Due from Banks	754,856
Securities	30,911
Loans	9,058,863
Miscellaneous Receivables	383,937
Equity Investments	7,927
Bank Property, Plant and Equipment	73,093
Miscellaneous Assets	3,709
Intangible Assets	112,466
Liabilities(*)	8,620,104
Deposits	2,603,478
Debt Securities	2,304,169
Other Liabilities Resulting from Financial Brokerage	3,039,665
Miscellaneous Liabilities	594,386
Provisions	78,406

(*)	Recorded in "Other Non-financial Liabilities". See Note 31.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cobranzas y Servicios S.A.	12.31.2017
Assets	55,103
Cash and Due from Banks	545
Securities	23,707
Miscellaneous Receivables	30,851
Liabilities(*)	42,202
Miscellaneous Liabilities	42,202
(*)	Recorded in "Other Non-financial Liabilities". See Note 31.

Assets	12.31.17	01.01.17
Equity Investments in Subsidiaries
Compañía Financiera Argentina S.A.	1,805,658	2,239,617
Cobranzas y Servicios S.A.	12,901	12,902
Total Assets	1,818,559	2,252,519

NOTE 24. DEPOSITS

Deposits break down as follows as of the indicated dates:

	12.31.18	12.31.17	01.01.17
In Pesos	197,429,716	192,412,724	183,073,374
Checking Accounts	39,854,371	48,899,103	51,553,662
Savings Accounts	61,128,663	61,068,905	47,849,922
Time Deposits	89,204,808	78,139,750	79,111,568
Time Deposits – UVA	1,984,548	889,541	153,275
Others	1,273,540	1,307,966	2,780,765
Interest and Adjustments	3,983,786	2,107,459	1,624,182
In Foreign Currency	162,667,559	103,954,632	94,004,188
Savings Accounts	137,762,699	87,181,645	50,026,752
Time Deposits	24,064,063	16,162,106	12,356,404
Others	792,809	587,628	31,605,693
Interest and Adjustments	47,988	23,253	15,339
Total	360,097,275	296,367,356	277,077,562

The concentration of deposits is detailed in Schedule H.

The breakdown of deposits by remaining term is detailed in Schedule I.

The breakdown of deposits by sector is detailed in Schedule P.

Related-party information is disclosed in Note 52.

NOTE 25. LIABILITIES MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

"Liabilities measured at fair value through profit or loss" are detailed in Schedules I and P. They include liabilities for transactions with third-party government securities.

NOTE 26. OTHER FINANCIAL LIABILITIES

The account breaks down as follows as of the indicated dates:

	12.31.18	12.31.17	01.01.17
Payables for Purchases Pending Settlement	1,512,197	1,597,375	1,993,765
Collections and Other Transactions on Account of Third Parties	7,646,888	4,649,744	5,891,142
Liabilities due to Financing of Purchases	36,894,587	39,185,267	38,237,617
Payables for Foreign Currency Purchase Pending Settlement	14,409,983	7,455,274	9,124,786
Commissions Accrued Payable	344,570	295,660	205,413
Miscellaneous Subject to Minimum Cash Requirements	507,101	417,075	584,706
Miscellaneous not Subject to Minimum Cash Requirements	1,195,353	918,298	507,406
Other Financial Liabilities	724,363	832,106	549,941
Total	63,235,042	55,350,799	57,094,776

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27. LOANS FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS

The account breaks down as follows as of the indicated dates:

	12.31.18	12.31.17	01.01.17
Loans from the Argentine Central Bank	28,675	22,623	23,450
Correspondents	1,583,638	614,362	2,104,863
Loans from Local Financial Institutions	5,719,582	3,552,963	6,511,273
Loans from Foreign Financial Institutions	7,474,069	6,056,735	3,840,658
Loans from International Entities	4,640,064	1,371,619	236,901
Total	19,446,028	11,618,302	12,717,145

The following table details the credit lines with local and international financial institutions and entities as of the indicated dates:

Financial Institutions and/or Entities	Date of Placement	Currency	Term(*)	Rate(*)	Maturity Date	Amount as of 12.31.18(**)
Local						5,748,257
BICE	Miscellaneous		$1,838 days	50.88	Miscellaneous	2,844,547
BICE	Miscellaneous	US$	1,792 days	4.36	Miscellaneous	115,799
Call Taken	12.28.18		$5 days	55.94	01.02.19	804,056
Argentine Central Bank	12.28.18		$5 days	-	01.02.19	27,681
Argentine Central Bank	12.18.18	US$	5 days	-	01.02.19	994
Other Lines(1)	Miscellaneous		$364 days	45.89	Miscellaneous	1,955,180
International						13,697,771
Correspondents	12.31.18	US$	2 days	-	01.02.19	1,583,638
IFC	Miscellaneous	US$	945 days	5.78	Miscellaneous	4,591,008
Prefinancing	Miscellaneous	US$	235 days	3.96	Miscellaneous	5,643,958
IDB	Miscellaneous	US$	351 days	4.44	Miscellaneous	1,879,167
Total						19,446,028
(*)	Weighted average.
(**)	It includes principal and interest.
(1)	Relates to regional credit-card companies' credit lines.
Financial Institutions and/or Entities	Date of Placement	Currency	Term(*)	Rate(*)	Maturity Date	Amount as of 12.31.17(**)
Local						3,575,586
BICE	Miscellaneous		$1,875 days	23.84	Miscellaneous	3,253,133
BICE	Miscellaneous	US$	1,086 days	3.38	Miscellaneous	3,855
Call Taken	12.28.17		$5 days	24.5	01.02.18	93,699
Argentine Central Bank	12.28.17		$5 days	-	01.02.18	21,565
Argentine Central Bank	12.28.17	US$	5 days	-	01.02.18	1,058
Other Lines(1)	Miscellaneous		$365 days	27.95	Miscellaneous	202,276
International						8,042,716
Correspondents	12.29.17	US$	4 days	-	01.02.18	614,362
IFC	Miscellaneous	US$	1,085 days	5.59	Miscellaneous	1,247,368
Prefinancing	Miscellaneous	US$	208 days	2.89	Miscellaneous	5,701,293
Proparco	Miscellaneous	US$	351 days	4.96	Miscellaneous	28,751
IDB	Miscellaneous	US$	240 days	3.21	Miscellaneous	450,942
Total						11,618,302
(*)	Weighted average.
(**)	It includes principal and interest.
(1)	Relates to regional credit-card companies' credit lines.

Financial Institutions and/or Entities	Date of Placement	Currency	Term(*)	Rate(*)	Maturity Date	Amount as of 01.01.17(**)
Local						6,578,602
BICE	Miscellaneous		$1,648 days	23.67	Miscellaneous	2,174,110
BICE	Miscellaneous	US$	1,170 days	4.5	Miscellaneous	7,400
Call Taken	12.30.16		$3 days	25.38	01.02.17	304,021
Argentine Central Bank	12.30.16		$3 days	-	01.02.17	21,180
Argentine Central Bank	12.30.16	US$	3 days	-	01.02.17	2,270
Other Lines(1)	Miscellaneous		$490 days	28.44	Miscellaneous	4,025,742
Correspondents	12.30.16		$3 days	-	01.02.17	43,879
International						6,138,543
Correspondents	12.30.16	US$	3 days	-	01.02.17	2,060,984
IFC	Miscellaneous	US$	1,209 days	5.8	Miscellaneous	146,024
Prefinancing	Miscellaneous	US$	267 days	2.57	Miscellaneous	3,840,658
Proparco	Miscellaneous	US$	210 days	4.96	Miscellaneous	90,877
Total						12,717,145
(*)	Weighted average.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(**)	It includes principal and interest.
(1)	Primarily relates to regional credit-card companies' credit lines.

NOTE 28. DEBT SECURITIES

The following is a breakdown of the Global Programs for the Issuance of Debt securities outstanding:

Company	Authorized Amount(*)	Type of Debt Securities	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
Grupo Financiero Galicia S.A.	US$ 100,000	Simple debt securities not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended through Resolution No. 17343 dated 05.08.14 Authorization of the increase, Resolution No. 17064 dated 04.25.13
Banco de Galicia y Buenos Aires S.A.U.	US$ 2,100,000	Simple debt securities, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05, 04.14.10, 04.29.15 and 11.09.16

Resolution No. 15228 dated

11.04.05 and extended through

Resolution No. 16454 dated

11.11.10 and Resolution No.

17883 dated 11.20.15. Increase

of the amount approved by

Resolutions Nos. 17883 dated

11.20.15, No. 18081 dated

06.10.16, No. 18480 dated

01.26.17 and No. 19520 dated

05.17.18

Tarjeta Naranja S.A.	US$ 650,000	Simple debt securities, not convertible into shares	5 years	03.08.12	Resolution No. 16822 dated 05.23.12 and extended through Resolution No. 17676 dated 05.21.15.
Tarjetas Cuyanas S.A.	US$ 250,000	Simple debt securities, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10 and 02.15.13	Resolution No. 16328 dated 05.18.10 Authorization of the increase, Resolution No. 17072 dated 05.02.13

(*)	Or its equivalent in any other currency.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has the following Unsubordinated Debt securities outstanding issued under the Global Programs detailed in the table above as of December 31, 2018, net of repurchases of Own Debt:

Company	Date of Placement	Currency	Class ON.	Face Value	Type(**)	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount(*) as of 12.31.18
Banco de Galicia y Buenos Aires S.A.U.	02.17.17	$	Class III	US$150,537(1)	Simple	36 Months	-	(1)(3)	02.06.17	2,471,648
Banco de Galicia y Buenos Aires S.A.U.	05.18.17	$	IV	$2,000,000	Simple	36 Months	-	(2)(4)	05.08.17	2,126,523
Banco de Galicia y Buenos Aires S.A.U.	04.26.18	$	V Series I	$4,209,250	Simple	24 Months	-	(5)	04.18.18	4,898,450
Banco de Galicia y Buenos Aires S.A.U.	04.26.18	$	V Series II	$2,032,833	Simple	36 Months	-	(6)	04.18.18	2,174,984
Tarjeta Naranja S.A.	04.13.16	$	XXXIII Series II	$366,908	Simple	1,095 days	04.13.19	Minimum 37% Rate/Badlar +5.40%	03.28.16	412,803
Tarjeta Naranja S.A.	06.29.16	$	XXXIV Series II	$475,397	Simple	1,461 days	06.29.20	Minimum 32% Rate/Badlar +4.67%	06.21.16	541,106
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series II	$774,389	Simple	1,461 days	09.27.20	Minimum 26% Rate/Badlar +3.99%	09.15.16	728,000
Tarjeta Naranja S.A.	12.07.16	$	XXXVI Series II	$636,409	Simple	1,095 days	12.07.19	Minimum 25.25% Rate/Badlar + 4%	11.23.16	648,695
Tarjeta Naranja S.A.	04.11.17	$	XXXVII	$3,845,700	Simple	1,826 days	04.11.22	Minimum 15% Rate/Badlar + 3.50%	03.30.17	4,083,446
Tarjeta Naranja S.A.	11.13.17	$	XXXVIII	$503,333	Simple	546 days	05.13.19	Minimum 29.05% Rate/MR20 + 4%	11.07.17	538,056
Tarjeta Naranja S.A.	02.14.18	$	XXXIX	$754,538	Simple	546 days	09.14.19	Minimum 26.75% Rate/MR 20 +3.4%	02.02.18	803,823
Tarjeta Naranja S.A.	04.10.18	$	XL Series I	$597,500	Simple	548 days	10.10.19	25.98% Fixed Rate	03.27.18	708,732
Tarjeta Naranja S.A.	04.10.18	$	XL Series II	$1,402,500	Simple	914 days	10.10.20	Minimum 27% Rate/Badlar + 3.69%	03.27.18	1,547,760
Tarjeta Naranja S.A.	11.15.18	$	XLI Series I	$854,102	Simple	365 days	11.15.19	54% Fixed Rate	-	905,479
Tarjeta Naranja S.A.	11.15.18	$	XLI Series II	$343,555	Simple	547 days	05.15.20	Badlar + 10%	-	346,775
Tarjeta Naranja S.A.	12.17.18	$	XLII	$1,266,303	Simple	287 days	09.30.19	58% Fixed Rate	-	1,234,147
Tarjeta Naranja S.A.(***)	05.05.16	$	XXIV Series II	$234,309	Simple	1,095 days	05.05.19	Minimum 37% Rate/Badlar + 4.98%	04.22.16	172,255
Tarjeta Naranja S.A.(***)	07.26.16	$	XXV	$400,000	Simple	1,461 days	07.26.20	Minimum 30% Rate/Badlar + 3.94%	07.13.16	430,504
Tarjeta Naranja S.A.(***)	10.24.16	$	XXVI Series II	$350,237	Simple	1,461 days	10.24.20	Minimum 26% Rate/Badlar + 4.00%	10.14.16	358,563
Tarjeta Naranja S.A.(***)	02.10.17	$	XXVII Series II	$500,000	Simple	1,095 days	02.10.20	Minimum 23.5% Rate/Badlar + 3.50%	02.02.17	500,457
Tarjeta Naranja S.A.(***)	06.09.17	$	XXVIII Series I	$128,175	Simple	730 days	06.09.19	Minimum 25% Rate/Badlar + 3.05%	05.29.17	126,755
Tarjeta Naranja S.A.(***)	06.09.17	$	XXVIII Series II	$371,825	Simple	1,461 days	06.09.21	Minimum 25% Rate/Badlar + 3.70%	05.29.17	374,000
Total										26,132,961

(*) It includes principal and interest.

(**) Not convertible into shares.

(***) Negotiable Obligations merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

(1)  As specified in the terms and conditions of the issuance, they were converted to $2,360,360 Investor assumes the exchange rate risk since the service of interest and principal is calculated on the basis of the principal amount in Pesos converted into US Dollars on each payment date.

(2) The net proceeds from this issuance of negotiable obligations was applied to investments in working capital, loans, other loans and other uses envisaged by the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations.

(3) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.69%, which will be payable quarterly as from May 17, 2017.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(4) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.98%, which will be payable quarterly as from August 18, 2017.

(5) Annual nominal fixed 25.98% rate; principal and interest will be settled in full upon maturity.

(6) Variable rate equal to the simple arithmetic average of private Badlar, plus 3.5%, which will be payable quarterly as from July 26, 2018. Principal in respect of this Series will be repaid upon maturity.

On June 21, 2018, Banco de Galicia y Buenos Aires S.A.U. issued the “Green Bond” which was entirely acquired by the International Finance Corporation. The Green Bond is a 7-year facility, with interest payable every six months. The Green Bond has a 36-month grace period in respect of the repayment of principal, followed by payments in 9 installments due every six months. As of December 31, 2018, the carrying amount of the Green Bond totals $3,850,692.

Under the Global Program for the Issuance of Debt Securities outstanding, after year-end, Banco Galicia issued Class VI for a face value of US$82,713 at a fixed 4.8% rate, with a 7-months maturity after issuance.

The Company has the following Unsubordinated Debt Securities outstanding issued under the Global Programs detailed in the table above as of December 31, 2017, net of repurchases of Own Debt:

Company	Date of Placement	Currency	Class ON.	Face Value	Type(**)	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount(*) as of 12.31.17
Banco de Galicia y Buenos Aires S.A.U.	02.17.17	$	III	US$150,537(1)	Simple	36 Months	-	(1)(3)	02.06.17	3,589,743
Banco de Galicia y Buenos Aires S.A.U.	05.18.17	$	IV	$2,000,000	Simple	36 Months	-	(2)(4)	05.08.17	3,037,480
Tarjeta Naranja S.A.	04.13.16	$	XXXIII Series II	$366,908	Simple	1,095 days	04.13.19	Minimum 37% Rate/Badlar +5.40%	03.28.16	553,033
Tarjeta Naranja S.A.	06.29.16	$	XXXIV Series II	$475,397	Simple	1,461 days	06.29.20	Minimum 32% Rate/Badlar +4.67%	06.21.16	697,050
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series I	$225,611	Simple	546 days	03.27.18	Minimum 26% Rate/Badlar +2.99%	09.15.16	335,414
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series II	$774,389	Simple	1,461 days	09.27.20	Minimum 26% Rate/Badlar +3.99%	09.15.16	1,117,422
Tarjeta Naranja S.A.	12.07.16	$	XXXVI Series I	$210,571	Simple	547 days	06.07.18	Minimum 25.25% Rate/Badlar + 3.25%	11.23.16	313,977
Tarjeta Naranja S.A.	12.07.16	$	XXXVI Series II	$636,409	Simple	1,095 days	12.07.19	Minimum 25.25% Rate/Badlar + 4%	11.23.16	922,082
Tarjeta Naranja S.A.	04.11.17	$	XXXVII	$3,845,700	Simple	1,826 days	04.11.22	Minimum 15% Rate/Badlar + 3.50%	03.30.17	5,940,224
Tarjeta Naranja S.A.	11.13.17	$	XXXVIII	$503,333	Simple	546 days	05.13.19	Minimum 29.05% Rate/MR20 + 4%	11.07.17	762,789
Tarjeta Naranja S.A.(***)	05.05.16	$	XXIV Series II	$234,309	Simple	1,095 days	05.05.19	Minimum 37% Rate/Badlar + 4.98%	04.22.16	305,617
Tarjeta Naranja S.A.(***)	07.26.16	$	XXV	$400,000	Simple	1,461 days	07.26.20	Minimum 30% Rate/Badlar + 3.94%	07.13.16	619,400
Tarjeta Naranja S.A.(***)	10.24.16	$	XXVI Series I	$149,763	Simple	547 days	04.24.18	Minimum 26% Rate/Badlar + 2.75%	10.14.16	231,713
Tarjeta Naranja S.A.(***)	10.24.16	$	XXVI Series II	$350,237	Simple	1,461 days	10.24.20	Minimum 26% Rate/Badlar + 4%	10.14.16	448,220
Tarjeta Naranja S.A.(***)	02.10.17	$	XXVII Series II	$500,000	Simple	1,095 days	02.10.20	Minimum 23.5% Rate/Badlar + 3.5%	02.02.17	761,711
Tarjeta Naranja S.A.(***)	06.09.17	$	XXVIII Series I	$128,175	Simple	730 days	06.09.19	Minimum 25% Rate/Badlar + 3.05%	05.29.17	192,243
Tarjeta Naranja S.A.(***)	06.09.17	$	XXVIII Series II	$371,825	Simple	1,461 days	06.09.21	Minimum 25% Rate/Badlar + 3.7%	05.29.17	451,047
Total										20,279,165

(*) It includes principal and interest.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(**) Not convertible into shares.

(***) Negotiable Obligations merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

(1) As specified in the terms and conditions of the issuance, they were converted to $2,360,360. Investor assumes the exchange rate risk since the service of interest and principal is calculated on the basis of the principal amount in Pesos converted into US Dollars on each payment date.

(2) The net proceeds from this issuance of negotiable obligations was applied to investments in working capital, loans, other loans and other uses envisaged by the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations.

(3) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.69%, which will be payable quarterly as from May 17, 2017.

(4) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.98%, which will be payable quarterly as from August 18, 2017.

The Company has the following Unsubordinated Debt securities outstanding issued under the Global Programs detailed in the table above as of January 1, 2017, net of repurchases of Own Debt securities:

Company	Date of Placement	Currency	Class ON.	Face Value	Type(**)	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount(*) as of 01.01.17
Grupo Financiero Galicia S.A.	01.30.14	$	V Series II	$78,200	Simple	36 Months	01.31.17	Variable Badlar + 5.25%	04.25.13	150,085
Grupo Financiero Galicia S.A.	10.23.14	$	VI Series II	$109,845	Simple	36 Months	10.23.17	Variable Badlar +4.25%	10.03.14	209,826
Grupo Financiero Galicia S.A.	07.27.15	$	VII	$160,000	Simple	24 Months	07.27.17	(1)	07.16.15	298,906
Banco de Galicia y Buenos Aires S.A.U.	05.04.11	US$	-	US$ 300,000	Simple	84 Months	-	(2)(3)	04.14.11	8,666,274
Tarjeta Naranja S.A.	01.28.11	US$	XII	US$ 200,000	Simple	2,192 days	01.28.17	Annual Nominal Fixed at 9%	01.14.11	2,024,736
Tarjeta Naranja S.A.	02.26.14	$	XXIV Series II	$33,500	Simple	1,096 days	02.26.17	Variable Badlar + 5%	02.14.14	63,583
Tarjeta Naranja S.A.	01.22.15	$	XXVIII Series II	$129,000	Simple	731 days	01.22.17	Variable Badlar + 4.5%	01.09.15	48,759
Tarjeta Naranja S.A.	04.27.15	$	XXIX	$334,030	Simple	731 days	04.27.17	27.75% Mixed Rate/ Badlar + 4.5%	04.16.15	320,917
Tarjeta Naranja S.A.	06.29.15	$	XXX	$400,000	Simple	731 days	06.29.17	27.75% Mixed Rate/ Badlar + 4.5%	06.18.15	620,374
Tarjeta Naranja S.A.	10.19.15	$	XXXI	$370,851	Simple	548 days	04.19.17	27% Mixed Rate/Badlar + 4.5%	10.07.15	348,211
Tarjeta Naranja S.A.	01.20.16	$	XXXII	$260,811	Simple	639 days	10.20.17	Variable Badlar +4.5%	12.15.15	293,380
Tarjeta Naranja S.A.	04.13.16	$	XXXIII Series I	$133,092	Simple	548 days	10.13.17	Minimum 37% Rate/Badlar +4.5%	03.28.16	231,198
Tarjeta Naranja S.A.	04.13.16	$	XXXIII Series II	$366,908	Simple	1,095 days	04.13.19	Minimum 37% Rate/Badlar +5.4%	03.28.16	704,916
Tarjeta Naranja S.A.	06.29.16	$	XXXIV Series I	$124,603	Simple	548 days	12.29.17	Minimum 32% Rate/Badlar +3.38%	06.21.16	192,226
Tarjeta Naranja S.A.	06.29.16	$	XXXIV Series II	$475,397	Simple	1,461 days	06.29.20	Minimum 32% Rate/Badlar +4.67%	06.21.16	859,445
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series I	$225,611	Simple	546 days	03.27.18	Minimum 26% Rate/Badlar +2.99%	09.15.16	413,913
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series II	$774,389	Simple	1,461 days	09.27.20	Minimum 26% Rate/Badlar +3.99%	09.15.16	1,385,944
Tarjeta Naranja S.A.	12.07.16	$	XXXVI Series I	$210,571	Simple	547 days	06.07.18	Minimum 25.25% Rate/Badlar +3.25%	11.23.16	360,637
Tarjeta Naranja S.A.	12.07.16	$	XXXVI Series II	$636,409	Simple	1,095 days	12.07.19	Minimum 25.25% Rate/Badlar +4%	11.23.16	1,023,720
Carry-foward										18,217,050

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company	Date of Placement	Currency	Class ON.	Face Value	Type(**)	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount(*) as of 01.01.2017
Carry-back										18,217,050
Tarjeta Naranja S.A.(***)	02.20.15	$	XIX Series II	$75,555	Simple	731 days	02.20.17	Variable Badlar + 4.95%	02.06.15	19,218
Tarjeta Naranja S.A.(***)	08.12.15	$	XXI	$232,000	Simple	550 days	02.12.17	Variable Badlar +4.5%	07.29.15	381,218
Tarjeta Naranja S.A.(***)	11.13.15	$	XXII	$300,000	Simple	547 days	05.13.17	Variable Badlar + 4.25%	11.03.15	570,817
Tarjeta Naranja S.A.(***)	03.16.16	$	XXIII	$242,000	Simple	549 days	09.16.17	Minimum 35.25% Rate/Badlar +4.99%	03.07.16	302,381
Tarjeta Naranja S.A.(***)	05.05.16	$	XXIV Series I	$65,691	Simple	549 days	11.05.17	Minimum 37% Rate/Badlar +4.08%	04.22.16	125,645
Tarjeta Naranja S.A.(***)	05.05.16	$	XXIV Series II	$234,309	Simple	1,095 days	05.05.19	Minimum 37% Rate/Badlar + 4.98%	04.22.16	354,070
Tarjeta Naranja S.A.(***)	07.26.16	$	XXV	$400,000	Simple	1,461 days	07.26.20	Minimum 30% Rate/Badlar + 3.94%	07.13.16	677,665
Tarjeta Naranja S.A.(***)	10.24.16	$	XXVI Series I	$149,763	Simple	547 days	04.24.18	Minimum 26% Rate/Badlar + 2.75%	10.14.16	289,314
Tarjeta Naranja S.A.(***)	10.24.16	$	XXVI Series II	$350,237	Simple	1,461 days	10.24.20	Minimum 26% Rate/Badlar + 4%	10.14.16	676,589
Tarjetas del Mar S.A.	02.19.16	$	I	$150,000	Simple	18 Months	08.19.17	Variable Badlar +4.5%	02.04.16	234,493
Total										21,848,460

(*) It includes principal and interest.

(**) Not convertible into shares.

(1) Annual nominal 27% fixed rate during the first nine months, and variable Badlar plus an annual 4.25% rate for the following 15 months.

(2) On May 4, 2017, Banco Galicia redeemed all outstanding negotiable obligations due 2018, at a price equal to 100% of their residual face value, plus accrued interest up to, but excluding, the redemption date.

(3) The net proceeds from this issuance of negotiable obligations was applied to investments in working capital, loans, other loans and other uses envisaged by the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations.

The repurchases of Own Debt securities as of the indicated dates are as follows:

Company	ON Class	Face Value as of 12.31.18	Carrying Amount(*) as of 12.31.18
Banco de Galicia y Buenos Aires S.A.U.	Class III	2,335	36,437
Banco de Galicia y Buenos Aires S.A.U.	Class V – Series II	48,000	47,178
Tarjeta Naranja S.A.	Class XXXV Series II	51,500	49,783
Tarjeta Naranja S.A.	Class XXXVI Series II	10,000	10,546
Tarjeta Naranja S.A.	Class XXXVII	11,783	184,535
Tarjeta Naranja S.A.	Class XXXVIII	3,870	4,135
Tarjeta Naranja S.A.	Class XXXIX	5,000	5,351
Tarjeta Naranja S.A.	Class XL	16,000	17,504
Tarjeta Naranja S.A.	Class XLI Series I	1,000	936
Tarjeta Naranja S.A.	Class XLI Series II	19,000	20,227
Tarjeta Naranja S.A.	Class XLII	50,000	54,389
Tarjeta Naranja S.A.(**)	Class XXIV Series II	80,000	82,947
Tarjeta Naranja S.A.(**)	Class XXV Series II	9,000	8,984
Tarjeta Naranja S.A.(**)	Class XXVI Series II	25,000	27,027
Tarjeta Naranja S.A.(**)	Class XXVII Series I	36,761	37,282
Tarjeta Naranja S.A.(**)	Class XXVII Series II	5,488	5,757
Tarjeta Naranja S.A.(**)	Class XXVIII Series II	8,254	8,501
Total			601,519

(*) It includes principal and interest.

(**) Debt securities merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company	ON Class	Face Value as of 12.31.17	Carrying Amount(*) as of 12.31.17
Banco de Galicia y Buenos Aires S.A.U.	Class III	290	6,863
Tarjeta Naranja S.A.	Class XXXIII Series II	13,231	21,313
Tarjeta Naranja S.A.	Class XXXIV Series II	2,111	3,270
Tarjeta Naranja S.A.	Class XXXV Series II	15,500	23,786
Tarjeta Naranja S.A.	Class XXXVI Series I	2,000	2,984
Tarjeta Naranja S.A.	Class XXXVI Series II	20,000	31,372
Tarjeta Naranja S.A.	Class XXXVIII	2,000	3,040
Tarjeta Naranja S.A.(**)	Class XXIV Series II	35,000	55,333
Tarjeta Naranja S.A.(**)	Class XXVI Series II	60,540	94,889
Tarjeta Naranja S.A.(**)	Class XXVII Series II	2,871	4,251
Tarjeta Naranja S.A.(**)	Class XXVIII Series II	66,659	106,851
Total			353,952

(*) It includes principal and interest.

(**) Debt securities merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

Company	ON Class	Face Value as of 01.01.17	Carrying Amount(*) as of 01.01.17
Grupo Financiero Galicia S.A.	VII	3,000	5,776
Banco de Galicia y Buenos Aires S.A.U.	-	US$ 7,865	241,671
Tarjeta Naranja S.A.	XIII	US$ 3,998	40,031
Tarjeta Naranja S.A.	XXVIII Series II	35,000	22,463
Tarjeta Naranja S.A.	XXIX	3,500	6,729
Tarjeta Naranja S.A.	XXX	65,900	119,696
Tarjeta Naranja S.A.	XXXI	20,730	40,109
Tarjeta Naranja S.A.	XXXII	109,257	211,429
Tarjeta Naranja S.A.	XXXIII Series I	14,000	27,250
Tarjeta Naranja S.A.	XXXIII Series II	3,184	6,335
Tarjeta Naranja S.A.	XXXIV Series I	20,000	36,717
Tarjeta Naranja S.A.	XXXIV Series II	6,111	11,286
Tarjeta Naranja S.A.	XXXV Series II	17,500	32,460
Tarjeta Naranja S.A.	XXXVI Series I	16,610	30,984
Tarjeta Naranja S.A.	XXXVI Series II	85,228	159,460
Tarjeta Naranja S.A.(**)	XIX Series II	65,500	123,871
Tarjeta Naranja S.A.(**)	XXI	31,383	60,648
Tarjeta Naranja S.A.(**)	XXIII	79,243	148,408
Tarjeta Naranja S.A.(**)	XXIV Series II	49,000	94,683
Tarjeta Naranja S.A.(**)	XXV	52,000	99,338
Tarjetas del Mar S.A.	I	30,259	56,736
Total			1,576,080

(*) It includes principal and interest.

(**) Debt securities merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

Related-party information is disclosed in Note 52.

NOTE 29. SUBORDINATED DEBT SECURITIES

The Company has the following subordinated debt securities not convertible into shares issued under the Global Programs detailed in Note 28 as of the close of the fiscal year:

Company	Date of Placement	Currency	ON Class	Face Value	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount as of 12.31.18(*)
Banco de Galicia y Bs. As. S.A.U.	07.19.16	US$	-	US$ 250,000	120 months(1)	-	(2)(3)	06.23.16	9,767,874

(*)	It includes principal and interest.
(1)	Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.
(2)

Fixed 8.25% rate p.a. (as from the issuance date to July 19, 2021, inclusively); and margin to be added to the nominal Benchmark Readjustment Rate of 7.156% p.a. to the due date of Debt securities. Such interest shall be payable semiannually on January 19 and July 19 as from 2017.

(3)

The net proceeds from this issuance of debt securities was applied to investments in working capital, loans, other loans and other uses envisaged by the provisions of the Law on Debt securities and the Argentine Central Bank regulations.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company	Date of Placement	Currency	ON Class	Face Value	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount as of 12.31.17(*)
Banco de Galicia y Bs. As. S.A.U.	07.19.16	US$	-	US$ 250,000	120 months(1)	-	(2)(3)	06.23.16	7,128,356

(*)	It includes principal and interest.
(1)	Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.
(2)

Fixed 8.25% rate p.a. (as from the issuance date to July 19, 2021, inclusively); and margin to be added to the nominal Benchmark Readjustment Rate of 7.156% p.a. until the date of Date Securities.. Such interest shall be payable semiannually on January 19 and July 19 as from 2017.

(3)

The net proceeds from this issuance of debt securities was applied to investments in working capital, loans, other loans and other uses envisaged by the provisions of the Law on Debt securities and the Argentine Central Bank regulations.

Company	Date of Placement	Currency	ON Class	Face Value	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount as of 01.01.17(*)
Banco de Galicia y Bs. As. S.A.U.	07.19.16	US$	-	US$ 250,000	120 months(1)	-	(2)(3)	06.23.16	7,490,444

(*)	It includes principal and interest.
(1)	Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.
(2)

Fixed 8.25% rate p.a. (as from the issuance date to July 19, 2021, inclusively); and margin to be added to the nominal Benchmark Readjustment Rate of 7.156% p.a. to the due date of Debt securities. Such interest shall be payable semiannually on January 19 and July 19 as from 2017.

(3)

The net proceeds from this issuance of debt securities was applied to investments in working capital, loans, other loans and other uses envisaged by the provisions of the Law on Debt securities and the Argentine Central Bank regulations.

NOTE 30. PROVISIONS

The account breaks down as follows as of the indicated dates:

	12.31.18	12.31.17	01.01.17
For Administrative, Disciplinary and Criminal Penalties	5,306	7,357	10,134
For Termination Benefits	86,926	109,295	83,322
Others	1,357,091	780,608	615,757
Total	1,449,323	897,260	709,213

Changes in the "Provisions" account for FY 2018 are detailed in Schedule J.

See Note 47 for further details.

Changes for FY 2017 are disclosed below:

			Decreases
Item	Balances at Beginning of Year	Increases	Reversals	Uses	Inflation effect	Balances as of 12.31.17
Provisions	709,213	554,042	(48,493)	(148,917)	(168,585)	897,260
Total	709,213	554,042	(48,493)	(148,917)	(168,585)	897,260

NOTE 31. OTHER NON-FINANCIAL LIABILITIES

The account breaks down as follows as of the indicated dates:

	12.31.18	12.31.17	01.01.17
Withholdings and Additional Withholdings Payable	2,901,402	2,781,222	3,212,628
Salaries and Social Security Contributions Payable	2,841,885	2,227,181	2,153,525
Withholdings Payable on Salaries	185,625	160,765	205,275
Value-Added Tax	527,563	519,125	492,704
Sundry Creditors	1,601,166	3,558,480	1,267,562
Liabilities for Assets Held for Sale(*)	-	8,662,306	8,662,306
Taxes Payable	1,930,074	1,920,028	1,390,508
Liabilities Arising from Contracts with Customers	1,071,636	1,061,197	834,413
Other Non-financial Liabilities	412,179	252,150	307,036
Total	11,471,530	21,142,454	18,525,957

(*)	Liabilities of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. (See Note 23).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred income resulting from contracts with customers includes the liabilities for the “Quiero” Customers Loyalty Program. The Group estimates the fair value of the points assigned to customers under the above-mentioned program. This value is estimated by means of the use of a mathematical model that takes into account certain assumptions of redemption rates, the fair value for the exchanged points based on the combination of available products and the customers' preferences, as well as breakage. As of December 31, 2018, $918,375 was recorded for non-exchanged points, whereas as of December 31, 2017 and January 1, 2017, such amount totaled $1,061,197 and $834,413, respectively.

The following table shows the estimated use of the liabilities recorded as of this fiscal year-end.

	Terms
Item	Up to 12 Months	Up to 24 Months	Over 24 Months	Total
Liabilities – “Quiero” Customers Loyalty Program	394,901	330,615	192,859	918,375

NOTE 32. CAPITAL STOCK

The capital stock structure is detailed in Schedule K.

The Ordinary and Extraordinary Shareholders’ Meeting of Grupo Financiero Galicia S.A. held on August 15, 2017 decided to approve an increase in capital stock by means of the issuance of up to 150,000,000 ordinary book-entry Class “B” shares, entitled to one vote per share and with a face value of $1 each. These shares are entitled to dividends with the same rights to the shares outstanding at the time of the issuance.

On September 7, 2017, the Board of Directors of the C.N.V., by means of Joint Resolution No. RESFC-2017-18927-APN-DIR#CNV, decided to authorize the public offering of 130,434,600 ordinary book-entry Class “B” shares, with a face value of $1 and one vote per share and, in case of over-subscription, an increase in such offering up to 19,565,190 ordinary book-entry Class “B” shares, with a face value of $1 and one vote each to be offered for public subscription, with preemptive and accretion rights.

The primary offering year ended on September 26, 2017, with 109,999,996 Class “B” shares having been subscribed at a price of US$5 each. On September 29, 2017, such shares were issued and integrated.

The Company granted over-subscription rights to international placement agents who, on October 2, 2017, enforced such rights and were awarded additional 16,500,004 Class “B” shares at a price of US$5 each, the issuance and payment of which took place on October 4, 2017.

The capital increase amounted to $11,004,383  (which is equal to $17,212,307 as of December 31, 2018), the expenses related thereto amounted to $146,347 (which is equal to $229,358 as of December 31, 2018) and were deducted from additional paid-in capital.

On November 8, 2017, the capital increase was registered with the Public Registry of Commerce.

The Company has no own shares in portfolio.

The Company's shares are listed on Bolsas y Mercados Argentinos (BYMA), Mercado Abierto Electrónico S.A. (MAE) and the National Association of Securities Dealers Automated Quotation (NASDAQ).

NOTE 33. INCOME STATEMENT BREAKDOWN

Breakdown of: Interest Income, Fee Income and Net Income from Financial Instruments Measured at Fair Value through Profit or Loss are detailed in Schedule Q.

NOTE 34. GOLD AND FOREIGN CURRENCY QUOTATION DIFFERENCES

The account breaks down as follows as of the indicated dates:

Originated by:	12.31.18	12.31.17
Foreign Currency Brokerage	5,989,359	2,942,860
Valuation of Foreign Currency Assets and Liabilities	(2,212,288)	536,001
Total	3,777,071	3,478,861

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35. OTHER OPERATING INCOME

The account breaks down as follows as of the indicated dates:

	12.31.18	12.31.17
Commission on Product Package	2,730,875	2,803,596
Other Adjustments and Interest from Miscellaneous Receivables	1,599,459	456,234
Rental of Safe Deposit Boxes	516,123	512,318
Other Financial Income	168,571	58,113
Other Income from Services	4,081,817	3,176,518
Others	2,475,068	1,989,853
Total	11,571,913	8,996,632

NOTE 36. UNDERWRITING INCOME FROM INSURANCE BUSINESS

The account breaks down as follows as of the indicated dates:

	12.31.18	12.31.17
Premiums and Surcharges Accrued	4,687,242	5,260,902
Claims Accrued	(535,888)	(604,908)
Surrenders	(5,770)	(7,564)
Life and Ordinary Annuities	(8,541)	(9,182)
Underwriting and Operating Expenses	(1,285,007)	(1,299,507)
Other Income and Expenses	17,283	(24,829)
Total	2,869,319	3,314,912

NOTE 37. LOAN LOSS PROVISION

The changes in the loss allowance between the beginning and the end of the annual period are detailed in Note 46.

NOTE 38. PERSONNEL EXPENSES

The following are the items included in the account as of the indicated dates:

	12.31.18	12.31.17
Salaries	11,657,815	11,513,774
Social Security Contributions on Salaries	1,715,592	1,840,448
Severance Payments and Personnel Bonuses	2,730,047	2,908,611
Personnel Services	538,941	448,431
Other Short-term Employee Benefits	328,052	377,408
Other Long-term Employee Benefits	55,800	-
Total	17,026,247	17,088,672

NOTE 39. ADMINISTRATIVE EXPENSES

The Group presented its statement of comprehensive income by function. Under this method, expenses are classified according to their function as part of the item “Administrative Expenses”.

The table below provides the required additional information about expenses by nature and function as of the indicated dates:

	12.31.18	12.31.17
Fees and Compensation for Services	1,216,542	518,772
Directors’ and Syndics' Fees	174,191	134,483
Advertising and Publicity	1,278,061	1,237,729
Taxes	3,369,396	3,522,967
Maintenance and Repairs	1,415,585	1,035,880
Electricity and Communications	961,421	920,058
Entertainment and Transportation Expenses	102,326	130,526
Stationery and Office Supplies	210,613	201,747
Rentals	826,357	738,382
Administrative Services Hired	1,293,996	1,286,759
Security	558,520	624,814
Insurance	454,476	455,360
Others	4,217,670	3,616,080
Total	16,079,154	14,423,557

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40. DEPRECIATION AND IMPAIRMENT OF ASSETS

The account breaks down as follows as of the indicated dates:

	12.31.18	12.31.17
Depreciation of Property, Plant and Equipment	1,115,673	1,040,438
Amortization of Organization and Development Expenses	533,430	394,885
Others	2,872	4,117
Total	1,651,975	1,439,440

NOTE 41. OTHER OPERATING EXPENSES

The account breaks down as follows as of the indicated dates:

	12.31.18	12.31.17
Turnover Tax	8,647,616	6,976,566
Contributions to the Guarantee Fund	510,843	438,487
Charges for Other Provisions	1,056,171	360,530
Claims	310,406	199,172
Other Financial Income	546,541	319,634
Other Expenses from Services	5,069,626	4,796,835
Others	757,862	1,514,002
Total	16,899,065	14,605,226

NOTE 42. INCOME TAX/DEFERRED TAX

The following is a reconciliation of income tax charged to income as of December 31, 2018, as compared to the previous fiscal year:

	12.31.18	12.31.17
Income for the Year Before Income Tax	(3,027,209)	(14,483,807)
Effective Tax Rate	30%	35%
Income (Loss) for the Year at the Tax Rate	(908,163)	(5,069,332)
Permanent Differences at the Tax Rate
- Income (Loss) from Equity Instruments	207,417	93,519
- Non-taxable Income (Loss)	180,588	94,244
- Donations and Other Non-deductible Expenses	(65,921)	(82,312)
- Other	(406,621)	(302,991)
- Allowance for Impairment	(1,888)	211,250
- Fines	-	(63)
- Inflation effect	(6,410,820)	(3,303,793)
- Law 27430 Rate Adjustment	461,207	718,691
Total Income Tax Charge for the Year	(6,944,201)	(7,640,787)

	12.31.18	12.31.17
Current Income Tax	(6,921,400)	(6,971,658)
Deferred Tax Charge(*)	397,187	(730,095)
Allowance for Impairment(*)	(1,888)	211,250
Adjustment to Prior-Year Tax Return	(82,340)	(151,496)
Law 27430 Adjustment	(335,760)	1,212
Total Income Tax Charge for the Year	(6,944,201)	(7,640,787)

(*)	See Note 20.

	12.31.18	12.31.17
Current Income Tax	(6,921,400)	(6,971,658)
Tax Advances	3,463,791	3,393,129
Current Income Tax Liabilities	(3,457,609)	(3,578,529)

In September 2017, Banco Galicia filed with A.F.I.P. both actions for recovery of income tax paid in excess for fiscal years 2014 and 2016, totaling $433,815 and $944,338, respectively. These actions were grounded on case law that declared unconstitutional certain rules and regulations banning the application of the inflation adjustment for tax purposes, with the ensuing confiscatory effects. At the closing of these financial statements, Banco Galicia has not recorded balances in respect of the contingent assets stemming from the aforementioned actions.

Tax Reform

On December 29, 2017, the National Executive Branch enacted Income Tax Law No. 27430. This law has introduced several changes to the previous income tax treatment. Some of the key changes involved in the reform include:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

-

Income Tax Rate: The income tax rate for Argentine companies shall be gradually reduced from 35% to 30% for fiscal years commencing on January 1, 2018 until December 31, 2019, and to 25% for fiscal years commencing on, and including, January 1, 2020.

-

Tax on Dividends: The law has introduced a tax on dividends or profits distributed by Argentine companies or permanent establishments, among others, to: individuals, undivided interests or foreign beneficiaries, subject to the following considerations: (i) dividends distributed out of the profits made during fiscal years commencing on January 1, 2018 until December 31, 2019 shall be subject to withholding at a 7% rate; and (ii) dividends distributed out of the profits made during fiscal years commencing on January 1, 2020 onwards shall be subject to withholding at a 13% rate.

Dividends distributed from profits earned until the fiscal year before that commenced on January 1, 2018 shall remain subject, in respect of all beneficiaries, to withholding at the 35% rate on the amount in excess of tax-free distributable accumulated profits (equalization tax transition period).

-

Optional Tax Revaluation: Regulations establish that, at the companies' option, the tax revaluation of assets located in the country and that are used for generating taxable income may be made. The special tax on the revaluation amount depends on the asset: 8% is for real estate that does not qualify as inventories, 15% for real estate that qualifies as inventories and 10% for personal property and the remaining assets. Once the option for a given asset is exercised, all the other assets of the same category should be revalued. Taxable income resulting from the revaluation is not subject to income tax and the special tax on the revaluation amount will not be deductible from such tax.

NOTE 43. DIVIDENDS

The Ordinary and Extraordinary Shareholders' Meeting held on April 24, 2018 approved the financial statements as of December 31, 2017 and the treatment of income for the fiscal year then ended.

The dividends approved by such Shareholders' Meeting amounted to $1,200,000 (which is equal to $1,616,849 as of December 31, 2018) and represented $0.84 (figure stated in Pesos) per share. The dividends mentioned above were paid to the Group's shareholders on May 9, 2018.

The Ordinary and Extraordinary Shareholders' Meeting held on April 25, 2017 approved the financial statements as of December 31, 2016 and the treatment of income for the fiscal year then ended.

The dividends approved by such Shareholders' Meeting amounted to $240,000 (which is equal to $405,825 as of December 31, 2017) and represented $0.18 (figure stated in Pesos) per share. The dividends mentioned above were paid to the Group's shareholders on May 9, 2017.

NOTE 44. EARNINGS PER SHARE

Earnings per share are calculated by dividing income attributable to the Group's shareholders by the weighted average of outstanding common shares during the year. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12.31.18	12.31.17
Net Income for the Year Attributable to owners of the Parent	(3,465,822)	6,793,588
Weighted Average Common Shares	1,426,765	1,332,617
Income per Share	(2.43)	5.10

NOTE 45. SEGMENT REPORTING

The Group determines segments based on management reports that are reviewed by the Board of Directors and updated as they show changes.

Reportable segments are one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.

Below there is a description of each business segment’s composition:

a.	Banks: It represents the banking business operation results.
b.

Regional Credit Cards: This segment represents the results of operations of the regional credit card business and includes the results of operations of Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Ondara S.A. and Tarjeta Naranja S.A.

c.

Insurance: This segment represents the results of operations of the insurance companies' business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Galicia Broker Asesores de Seguros S.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d.

Other Businesses: This segment shows the results of operations of Galicia Administradora de Fondos S.A., Galicia Warrants S.A., Galicia Valores S.A. and Grupo Financiero Galicia S.A., the last two net of eliminations of the income from equity investments. As of December 31, 2017, it as well included the results of operations of Net Investment S.A. (in liquidation).

e.	Adjustments: This segment includes consolidation adjustments and eliminations of transactions among subsidiaries.

The operating income (loss) of the Group's different operating segments is monitored separately in order to make decisions on resource allocation and the evaluation of each segment's performance. Segment performance is evaluated based on operating income or losses and is consistently measured with the operating income and losses of the consolidated income statement.

Intersegment transactions are at arm's length similarly to transactions performed with third parties. Income, expenses and income (losses) resulting from the transfers among operating segments are then eliminated from consolidation.

The Group operates in one geographic segment, Argentina.

The relevant segment reporting as of the indicated dates is as follows:

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 12.31.18
Net Income from interest	23,616,496	9,178,072	423,260	117,660	27,975	33,363,463
Net fee Income (Expense)	12,476,489	8,930,089	-	(1,493)	(1,166,922)	20,238,163
Net Income from Financial Instruments measured at fair value through Profit or Loss	16,047,772	885,187	21,800	397,959	-	17,352,718
Income from Derecognition of Assets Measured at Amortized Cost	221,639	-	-	-	-	221,639
Gold and Foreign Currency Quotation Differences	3,735,237	(50,793)	4,139	88,488	-	3,777,071
Other Operating Income (Expense)	6,960,582	3,682,154	163,789	615,585	149,803	11,571,913
Underwriting Income from Insurance Business	-	-	1,612,319	-	1,257,000	2,869,319
Loan and other Receivables Loss Provisions	(10,872,910)	(5,348,897)	(77,920)	-	-	(16,299,727)
Personnel Expenses	(11,544,850)	(4,791,219)	(574,795)	(115,383)	-	(17,026,247)
Administrative Expenses	(10,466,492)	(4,955,287)	(408,662)	(279,696)	30,983	(16,079,154)
Depreciation and Impairment of Assets	(1,019,284)	(533,666)	(91,474)	(7,551)	-	(1,651,975)
Other Operating Expenses	(12,823,603)	(4,004,676)	(402)	(70,384)	-	(16,899,065)
Loss on net monetary position	(11,204,647)	(3,844,676)	(560,529)	(2,453,816)	-	(18,063,668)
Operating Income	5,126,429	(853,712)	511,525	(1,708,631)	298,839	3,374,450
Share of profit from Associates and Joint Ventures	44,146	-	-	(18,065)	(26,081)	-
Income before Taxes from Continuing Operations	5,170,575	(853,712)	511,525	(1,726,696)	272,758	3,374,450
Income Tax from Continuing Operations	(6,636,632)	(1,285,983)	(309,769)	1,319,858	-	(6,912,526)
Net Income from Continuing Operations	(1,466,057)	(2,139,695)	201,756	(406,838)	272,758	(3,538,076)
Income from Discontinued Operations	(225,501)	-	-	(34,255)	-	(259,756)
Income Tax from Discontinued Operations	(30,306)	-	-	(1,369)	-	(31,675)
Net Income (Loss) for the Year	(1,721,864)	(2,139,695)	201,756	(442,462)	272,758	(3,829,507)
Other Comprehensive Income (Loss)	(78,249)	-	(10,555)	(87,485)	88,804	(87,485)
Net Income for the Year Attributable to Non-controlling Interests	59	372	-	-	363,254	363,685
Net Income (Loss) for the Year Attributable to owners of the Parent	(1,800,054)	(2,139,323)	191,201	(529,947)	724,816	(3,553,307)

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 12.31.17
Net Income from interest	19,724,848	9,550,812	427,948	127,966	42,461	29,874,035
Net fee Income (Expense)	12,163,079	10,028,406	-	(2,847)	(43,012)	22,145,626
Net Income from Financial Instruments measured at fair value through Profit or Loss	6,725,615	616,589	(16,744)	1,130,565	5,313	8,461,338
Gold and Foreign Currency Quotation Differences	3,316,161	17,642	1,986	143,072	-	3,478,861
Other Operating Income	5,082,425	4,057,565	72,879	1,372,584	(1,588,821)	8,996,632
Underwriting Income from Insurance Business	-	-	1,704,918	7,320	1,602,674	3,314,912
Loan and other Receivables Loss Provisions	(3,898,951)	(3,272,811)	-	(122,094)	-	(7,293,856)
Personnel Expenses	(11,355,757)	(5,010,769)	(551,418)	(170,728)	-	(17,088,672)
Administrative Expenses	(9,287,356)	(4,516,331)	(450,112)	(198,830)	29,072	(14,423,557)
Depreciation and Impairment of Assets	(917,564)	(460,394)	(48,335)	(13,147)	-	(1,439,440)
Other Operating Expenses	(10,506,788)	(4,019,688)	(1,614)	(77,241)	105	(14,605,226)
Loss on net monetary position	(2,629,379)	(2,140,368)	(346,257)	(1,707,292)	-	(6,823,296)
Operating Income	8,416,333	4,850,653	793,251	489,328	47,792	14,597,357
Share of profit from Associates and Joint Ventures	2,048,332	-	3,318	-	(1,730,468)	321,182
Income before Taxes from Continuing Operations	10,464,665	4,850,653	796,569	489,328	(1,682,676)	14,918,539
Income Tax from Continuing Operations	(4,478,396)	(2,721,222)	(411,465)	292,056	-	(7,319,027)
Net Income from Continuing Operations	5,986,269	2,129,431	385,104	781,384	(1,682,676)	7,599,512
Income from Discontinued Operations	-	-	-	-	-	-
Income Tax from Discontinued Operations	(321,760)	-	-	-	-	(321,760)
Net Income (Loss) for the Year	5,664,509	2,129,431	385,104	781,384	(1,682,676)	7,277,752
Other Comprehensive Income (Loss)	(454,753)	-	23,053	(3,032)	-	(434,732)
Net Income for the Year Attributable to Non-controlling Interests	-	105	-	5,866	(490,135)	(484,164)
Net Income (Loss) for the Year Attributable to owners of the Parent	5,209,756	2,129,536	408,157	784,218	(2,172,811)	6,358,856

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 12.31.18
ASSETS
Cash and Due from Banks	142,049,436	1,364,452	55,184	93,007	(252,651)	143,309,428
Debt Securities at fair value through profit or loss	75,911,796	-	83,476	81,501	(141,610)	75,935,163
Derivative Financial Instruments	1,785,640	-	-	-	-	1,785,640
Repo Transactions	2,068,076	-	-	-	-	2,068,076
Other Financial Assets	4,691,607	3,677,018	234,656	503,650	(58,999)	9,047,932
Loans and Other Financing	243,232,186	44,050,906	426,159	(1,887,892)	(3,111,291)	282,710,068
Other Debt Securities	13,630,604	-	990,929	(65,632)	(131,767)	14,424,134
Financial Assets Pledged as Collateral	10,812,499	4,993	-	-	-	10,817,492
Current Income Tax Assets	2,267,500	11,939	82,004	(2,266,525)	-	94,918
Investments in Equity Instruments	159,602	-	-	1,452	-	161,054
Equity Investments in Associates and Joint Ventures	397,754	-	-	59,395,513	(59,793,267)	-
Property, Plant and Equipment	9,869,201	1,806,613	294,461	7,392,310	-	19,362,585
Intangible Assets	3,259,794	645,580	89,798	591,975	-	4,587,147
Deferred Income Tax Assets	-	868,671	99,867	4,437	-	972,975
Assets for Insurance Contracts	-	-	982,502	-	-	982,502
Other Non-financial Assets	798,367	283,307	18,669	1,724,421	5	2,824,769
Non-current Assets Held for Sale	404,106	-	-	203,909	-	608,015
TOTAL ASSETS	511,338,168	52,713,479	3,357,705	65,772,126	(63,489,580)	569,691,898
LIABILITIES
Deposits	361,445,778	-	-	-	(1,348,503)	360,097,275
Liabilities at Fair Value Through Profit or Loss	2,685,471	-	-	-	(540,807)	2,144,664
Derivative Financial Instruments	1,835,789	-	-	-	-	1,835,789
Repo Transactions	1,948,559	-	-	-	-	1,948,559
Other Financial Liabilities	40,976,456	23,419,918	-	36,311	(1,197,643)	63,235,042
Loans from the Argentine Central Bank and Other Financial Institutions	17,490,792	1,955,180	56	-	-	19,446,028
Debt Securities Issued	15,527,765	14,979,260	-	-	(523,372)	29,983,653
Current Income Tax Liabilities	5,442,791	38,137	203,147	(2,226,466)	-	3,457,609
Subordinated Debt Securities	9,767,874	-	-	-	-	9,767,874
Provisions	1,248,998	64,997	78,328	57,000	-	1,449,323
Deferred Income Tax Liabilities	289,493	-	106,709	1,507,444	-	1,903,646
Liabilities for Insurance Contracts	-	-	1,146,515	-	(43,295)	1,103,220
Other Non-financial Liabilities	8,709,240	2,122,183	420,273	246,661	(26,827)	11,471,530
TOTAL LIABILITIES	467,369,006	42,579,675	1,955,028	(379,050)	(3,680,447)	507,844,212

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 12.31.17
ASSETS
Cash and Due from Banks	86,314,938	801,270	34,593	91,521	(197,441)	87,044,881
Debt Securities at fair value through profit or loss	39,232,822	370,046	1,060,464	2,349,286	(264,821)	42,747,797
Derivative Financial Instruments	775,674	-	-	17,183	(17,183)	775,674
Repo Transactions	14,286,336	-	-	-	-	14,286,336
Other Financial Assets	6,035,372	3,202,795	278,548	1,107,730	(285,189)	10,339,256
Loans and Other Financing	237,690,649	47,421,104	20,631	19,375	(797,000)	284,354,759
Other Debt Securities	3,306,706	-	688,814	263,322	(76,305)	4,182,537
Financial Assets Pledged as Collateral	9,339,920	6,868	-	-	-	9,346,788
Current Income Tax Assets	1,856,223	30,227	126,227	(1,873,897)	(4,040)	134,740
Investments in Equity Instruments	111,923	-	-	-	-	111,923
Equity Investments in Associates and Joint Ventures	10,340,901	-	-	63,094,393	(73,435,294)	-
Property, Plant and Equipment	16,203,040	1,724,338	271,373	10,264	-	18,209,015
Intangible Assets	1,098,519	532,156	94,136	103	-	1,724,914
Deferred Income Tax Assets	-	705,405	52,556	4,609	-	762,570
Assets for Insurance Contracts	-	-	1,021,703	-	-	1,021,703
Other Non-financial Assets	3,097,128	286,272	5,308	355,961	(6,539)	3,738,130
Non-current Assets Held for Sale	8,506,288	-	-	2,353,803	-	10,860,091
TOTAL ASSETS	438,196,439	55,080,481	3,654,353	67,793,653	(75,083,812)	489,641,114
LIABILITIES
Deposits	296,596,968	-	-	-	(229,612)	296,367,356
Derivative Financial Instruments	863,514	-	-	-	(17,183)	846,331
Repo Transactions	1,670,059	-	-	-	-	1,670,059
Other Financial Liabilities	31,345,885	24,409,668	-	291,371	(696,125)	55,350,799
Loans from the Argentine Central Bank and Other Financial Institutions	11,410,915	490,169	-	(282,083)	(699)	11,618,302
Debt Securities	6,627,223	13,999,030	5,111	(11,074)	(341,125)	20,279,165
Current Income Tax Liabilities	3,862,407	1,028,814	237,944	(1,550,636)	-	3,578,529
Subordinated Debt Securities	7,128,356	-	-	-	-	7,128,356
Provisions	665,288	71,258	82,382	78,332	-	897,260
Deferred Income Tax Liabilities	1,941,104	-	61,587	85,849	-	2,088,540
Liabilities for Insurance Contracts	-	-	1,195,647	34,704	(34,704)	1,195,647
Other Non-financial Liabilities	15,177,593	2,230,117	402,746	2,642,765	689,233	21,142,454
TOTAL LIABILITIES	377,289,312	42,229,056	1,985,417	1,289,228	(630,215)	422,162,798

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 01.01.17
ASSETS
Cash and Due from Banks	120,510,951	855,572	117,750	165,275	(465,569)	121,183,979
Debt Securities at fair value through profit or loss	27,893,048	137,324	1,912,151	275,098	(1,399,877)	28,817,744
Derivative Financial Instruments	229,436	-	-	-	-	229,436
Other Financial Assets	3,118,715	3,919,010	231,213	613,070	(1,162,427)	6,719,581
Loans and Other Financing	195,873,323	48,933,879	47,379	2,436,269	(1,587,429)	245,703,421
Other Debt Securities	1,860,045	-	381,793	942,014	-	3,183,852
Financial Assets Pledged as Collateral	9,870,728	224,692	-	173	-	10,095,593
Current Income Tax Assets	3,967	27,474	182,291	21,199	-	234,931
Investments in Equity Instruments	125,962	-	-	61,173	-	187,135
Equity Investments in Associates and Joint Ventures	9,614,493	-	27,115	2,325,267	(11,680,073)	286,802
Property, Plant and Equipment	14,289,988	1,716,579	289,207	52,586	-	16,348,360
Intangible Assets	1,109,456	485,282	63,345	2,710	-	1,660,793
Deferred Income Tax Assets	-	942,720	64,865	27,675	-	1,035,260
Assets for Insurance Contracts	-	-	960,393	28,330	-	988,723
Other Non-financial Assets	2,369,045	169,999	19,509	375,930	85,185	3,019,668
Non-current Assets Held for Sale	10,593,323	-	-	67,191	258,602	10,919,116
TOTAL ASSETS	397,462,480	57,412,531	4,297,011	7,393,960	(15,951,588)	450,614,394
LIABILITIES
Deposits	277,560,473	-	-	-	(482,911)	277,077,562
Derivative Financial Instruments	264,172	217,832	-	9,297	(200,917)	290,384
Repo Transactions	3,030,473	-	-	-	-	3,030,473
Other Financial Liabilities	31,465,537	25,149,569	-	1,354,339	(874,669)	57,094,776
Loans from the Argentine Central Bank and Other Financial Institutions	8,647,524	3,991,530	12,948	420,188	(355,045)	12,717,145
Debt Securities	8,731,727	13,536,489	-	955,820	(1,375,576)	21,848,460
Current Income Tax Liabilities	1,824,390	750,927	443,077	140,949	-	3,159,343
Subordinated Debt Securities	7,490,444	-	-	-	-	7,490,444
Provisions	467,831	89,496	54,048	97,838	-	709,213
Deferred Income Tax Liabilities	1,667,167	-	51,870	124,560	-	1,843,597
Liabilities for Insurance Contracts	-	-	1,229,435	-	(75,273)	1,154,162
Other Non-financial Liabilities	15,379,938	2,299,474	522,863	547,281	(223,599)	18,525,957
TOTAL LIABILITIES	356,529,676	46,035,317	2,314,241	3,650,272	(3,587,990)	404,941,516

NOTE 46. CAPITAL MANAGEMENT AND RISK POLICIES

The tasks related to risk information and internal control of each of the companies controlled by Grupo Financiero Galicia are defined and carried out rigorously by each of them.

Apart from applicable local regulations, Grupo Financiero Galicia S.A., in its capacity as a listed company in the United States of America, complies with the certification of its internal controls pursuant to Section 302 of the Sarbanes Oxley Act (Sarbanes Oxley). Corporate risk management is monitored by the Audit Committee, which as well gathers and analyzes the information submitted by the main controlled companies.

As concerns risks, Banco Galicia embraces a policy that takes into consideration several aspects of the business and operations, abiding by the main guidelines of internationally accepted standards.

The specific function of the comprehensive management of Banco Galicia’s risks has been allocated to the Risk Division, guaranteeing its independence from the rest of the business areas since it directly reports to the Bank’s General Division and, at the same time, is involved in the decisions made by each area. In addition, the control and prevention of risks related to money laundering, funding of terrorist activities and other illegal activities are allocated to the Prevention of Asset Laundering Division, which reports to the Board of Directors. The aim of both divisions is to guarantee the Board of Directors is fully aware of the risks that the Bank is exposed to, and to design and propose policies and procedures necessary to identify, assess, follow up, control and mitigate such risks.

A Risk Appetite framework has been specified, which has risk acceptance levels, both on an individual and a consolidated basis. Metrics have been defined within such framework, which are monitored in order to detect situations that may affect the normal course of business, the noncompliance with the strategy and undesired results and/or situations of vulnerability in the face of changes in market conditions. The Risk and Capital Allocation Committee considers and controls the Bank’s risk profile through a risk appetite report, and defines the actions to be carried out in case of potential deviations from the thresholds set.

Capital Management

The Company's goals are to generate returns to its shareholders, benefits to other groups of interest and keep the best capital structure. The latter will be given by the needs for investment in subsidiaries and new ventures, keeping the expected profitability levels and complying with the liquidity and solvency goals set.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Banco Galicia's subsidiary determines the minimum capital requirement for each risk, in accordance with Argentine Central Bank regulations. The capital risk management is cross-sectional with respect to the other risks. Senior management is responsible for monitoring, overseeing, adjusting and ensuring compliance with its stated goals concerning capital management.

The Capital Adequacy Assessment Process (Proceso de Evaluación de Suficiencia de Capital - PESC) (reflected in the Capital Adequacy Report - IAC, as per its acronym in Spanish) enables to assess the relationship between own resources available and necessary resources to maintain an appropriate risk profile. This process also allows for the identification of both the economic capital needs and the sources to meet such needs.

To perform stress tests, four scenarios with different likelihood of occurrence are defined, which could affect the solvency and liquidity. The most-likely to occur scenarios are used in management stress testing and are referred to when defining Risk Appetite thresholds. The least-likely to occur or least-severe scenarios are used in developing the Recovery Plan, which specifies the protocol defined for situations or events that may compromise the Bank's operational capacity.

As of December 31, 2018 and December 31, 2017, Banco Galicia complied with the minimum capital requirement established by the Argentine Central Bank regulations.

Computable Regulatory Capital (R.P.C., as per the initials in Spanish) is made up of Core Capital and Supplementary Capital. Banco Galicia's balance for such items as of December 31, 2018 and December 31, 2017 is as follows:

	12.31.18	12.31.17
Core Capital	36,584,326	22,581,424
Tier 1 Common Capital	41,863,969	26,244,839
(Deductible Items)	(5,279,643)	(3,663,415)
Additional Tier 1 Capital
Supplementary Capital	12,745,132	6,947,945
Tier 2 Capital	12,745,132	6,947,945
(Deductible Items)
Computable Regulatory Capital (R.P.C.)	49,329,458	29,529,369

The breakdown of the minimum capital requirement determined for the Group is shown below:

	12.31.18	12.31.17
Credit Risk	22,170,572	17,263,077
Market Risk	969,226	1,126,159
Operational Risk	4,023,443	4,220,503
Minimum Capital Requirement	27,163,241	22,609,739
Paid-in	49,329,458	29,529,369
Excess	22,166,217	6,919,630

Financial Risks

Financial risk is a phenomenon inherent to the financial brokerage activity. The exposure to the different financial risk factors is a natural circumstance that cannot be completely avoided without affecting the Group’s long-term economic viability. However, the lack of management with regard to risk exposures is one of the most significant short-term threats. Risk factors need to be identified and managed within a specific policy framework that envisages the profile and the level of risk it has been decided to take to achieve long-term strategic goals.

Market Risk

The "price risk" is the possibility of incurring losses as a consequence of the variation of the market price of financial assets whose value is subject to negotiation. Financial assets subject to "trading" or allocated to "own positions" will be government and private debt securities, shares, currencies, derivatives and debt instruments issued by the Argentine Central Bank.

Brokerage/trading transactions that are allowed and regulated by the Policy are as follows:

-	Brokerage of Government and Provincial Securities.
-	Brokerage of Currencies on the Spot and Futures Markets
-	Brokerage of Interest Rate Derivatives. Interest Rate Futures and Interest Rate Swaps.
-	Brokerage of Debt Instruments Issued by the Argentine Central Bank.
-	Brokerage of Third-party Debt securities.
-	Brokerage of Shares.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal year 2018, the following limits were established, within which the estimated risk for each type of instrument described above should be classified:

Risk	Policy on Limits
Currency	$78	million
Fixed-Income	$61	million
Interest Rate Derivatives	$110	million
Variable Income	$1	million

The "price risk" (market) is daily managed according to the strategy approved, the purpose of which is to keep the Group present in the different currencies, variable- and fixed-income and derivatives markets, while obtaining the maximum return as possible on brokerage, without exposing the latter to excessive risk levels. Finally, the designed policy contributes to providing transparency and facilitates the perception of the risk levels to which it is exposed. In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading or brokerage securities portfolio, a model known as “Value at Risk” (also known as "VaR") is used. This model determines the possible loss that could be generated by different financial instruments at each time under the following critical parameters.

Currency Risk

The Group's exposure to the foreign exchange risk as of year-end by type of currency is shown below:

Currency	Balances as of 12.31.18
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
U.S. Dollar	196,546	(199,229)	101	(2,582)
Euro	(557)	1,998	-	1,441
Canadian Dollar	(9)	42	-	33
Real	-	-	-	-
Swiss Franc	(13)	21	-	8
Others	(2)	49	-	47
Total	195,965	(197,119)	101	(1,053)

Currency	Balances as of 12.31.17
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
U.S. Dollar	126,277	(120,163)	(4,155)	1,959
Euro	793	(208)	-	585
Canadian Dollar	30	(6)	-	24
Real	18	-	-	18
Swiss Franc	16	(9)	-	7
Others	32	(1)	-	31
Total	127,166	(120,387)	(4,155)	2,624

Currency	Change	Balances as of 12.31.18		Balances as of 12.31.17
Currency	Change	Income (Loss)	Shareholders' Equity	Income (Loss)	Shareholders' Equity
U.S. Dollar	10%	(258)	(2,848)	196	2,154
	-10%	258	(2,323)	(196)	1,763
Euro	10%	143	1,575	59	644
	-10%	(143)	1,289	(59)	527
Canadian Dollar	10%	3	366	3	27
	-10%	(3)	30	(3)	21
Real	10%	-	-	1	21
	-10%	-	-	(1)	16
Swiss Franc	10%	1	9	-	7
	-10%	(1)	7	-	6
Others	10%	5	53	3	35
	-10%	(5)	43	(3)	30

Interest Rate Risk

The different sensitivity of assets and liabilities to changes in "market interest rates" exposes the Group to the "interest rate risk". It is the risk that the financial margin and the economic value of equity may vary as a consequence of fluctuations in market interest rates. The magnitude of such variation is associated with the sensitivity to interest rates of the structure of the Group's assets and liabilities.

This risk factor (the change in interest rates) has an impact on two key variables: the "Net Financial Income (Expense)" and the "Present Value of Shareholders' Equity".

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

These methodologies imply a "short-term" approach for which a "base scenario" is subject to an increase in "interest rates" estimating the variation in "Financial Income (Expense)". Caps on such changes in variables subject to control are fixed. As regards the "long-term" approach, statistical interest rate simulations are made and a "critical" scenario results from the interest rate risk exposure presented by the financial statements structure. The economic capital arises from the resulting difference between the "critical" scenario and the market value as per the financial statements.

The Group's exposure to the interest rate risk is detailed below. This table shows the residual value of assets and liabilities, classified by the sooner of the interest renegotiation date or the maturity date.

	Term (in Days)					Total
Assets and Liabilities at Variable Rate	Up to 30 days	30 to 90	90 to 180	180 to 365	Over 365	Total
As of 12.31.18
Total Financial Assets	205,717,873	31,633,572	33,104,131	43,318,473	168,405,494	482,179,543
Total Financial Liabilities	317,505,256	27,996,087	7,287,605	4,351,288	90,658,702	447,798,938
Net Amount	(111,787,383)	3,637,485	25,816,526	38,967,185	77,746,792	34,380,605
As of 12.31.17
Total Financial Assets	229,078,934	48,709,932	38,560,371	41,915,133	22,166,248	380,430,618
Total Financial Liabilities	247,229,636	30,430,892	8,610,522	7,702,696	69,461,219	363,434,965
Net Amount	(18,150,702)	18,279,040	29,949,849	34,212,437	(47,294,971)	16,995,653

The table below shows the sensitivity to potential additional changes in interest rates in the next fiscal year, taking into account the breakdown as of December 31, 2018. The percentage change budgeted by the Group for fiscal year 2018 was determined considering 100 bps and changes are considered reasonably possible on the basis on an observation of market conditions.

	Additional Changes to the Interest Rate	Increase/(Decrease) in Income before Income Tax in Pesos	Increase/(Decrease) in Shareholders’ Equity in Pesos
Decrease in Interest Rate	-100 bps	(144,653)	-0.4%
Increase in Interest Rate	+100 bps	144,653	0.4%

Liquidity Risk

It contemplates the risk that the Group is unable to offset or liquidate a position at market value because:

-	the assets that are part thereof do not have a sufficient secondary market; or
-	market changes.

In measuring and daily following up the "stock liquidity" an internal model is used, which contemplates the characteristics of behavior of the Group's main funding sources. Based on the Group's experience in connection with the changes in deposits and other liabilities, this model determines the "liquidity requirements" applied to liabilities subject to the policy and give rise to the "Management Liquidity Requirement". In determining these liquid resources, the remaining term of liabilities is also contemplated, as well as the currency in which they are denominated. The resulting liquidity requirement is allocated to "eligible assets" set by the policy. The management liquidity requirement, along with the legal minimum cash requirements, are part of the total liquidity available.

Daily liquidity management is supplemented by the estimated available funds or needs for the day, considering the opening balance of Argentine Central Bank's account, deducting the daily minimum requirement and including the main movements for the day. The latter results in the overestimated/underestimated balance that will be taken into account by operators in order to place funds or meet the financing needs.

The monthly liquidity follow-up and control from the "flow" standpoint, called "liquidity mismatch/liquidity gap", are performed by estimating the accumulated mismatches within the first year as a percentage of total liabilities. The gap methodology used (contractual gaps) is consistent with the best international practices in the field.

In addition, the concentration of deposits is followed up and measured. In order to mitigate this risk factor, the policy designed restricts the involvement of two groups of customers to the total deposits: the first 10 customers and second 50 customers.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows an analysis of maturities of assets and liabilities, determined on the basis of the remaining period as of December 31, 2018 and December 31, 2017, based on undiscounted cash flows:

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.18
Assets
Debt Securities measured at Fair Value through Profit or Loss	76,849,406	249,268	373,823	1,035,345	157,067	78,664,909
Derivative Financial Instruments	1,785,640	-	-	-	-	1,785,640
Repo Transactions	2,112,250	-	-	-	-	2,112,250
Other Financial Assets	9,056,190	-	-	-	-	9,056,190
Loans and Other Financing	93,109,786	102,383,777	55,974,479	65,838,369	9,507,527	326,813,938
Other Debt Securities	14,491,625	-	-	-	-	14,491,625
Financial Assets Pledged as Collateral	10,817,492	-	-	-	-	10,817,492
Investments in Equity Instruments	161,064	-	-	-	-	161,064
Liabilities
Deposits	334,200,194	29,585,189	3,188,378	76,741	36	367,050,538
Liabilities at fair value through profit or loss	2,144,664	-	-	-	-	2,144,664
Derivative Financial Instruments	1,835,789	-	-	-	-	1,835,789
Repo Transactions	1,948,559	-	-	-	-	1,948,559
Other Financial Liabilities	63,065,272	27,072	33,365	146,180	7,145	63,279,034
Loans from the Argentine Central Bank and Other Financial Institutions	7,013,910	8,149,083	3,181,270	7,455,499	72,524	25,872,286
Debt Securities	1,301,031	7,657,224	13,262,785	26,226,582	1,260,277	49,707,899
Subordinated Debt Securities	384,557	-	384,557	3,378,758	11,422,006	15,569,878

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.17
Assets
Debt Securities measured at Fair Value through Profit or Loss	40,822,900	316,471	156,817	1,423,261	197,466	42,916,915
Derivative Financial Instruments	775,674	-	-	-	-	775,674
Repo Transactions	14,286,336	-	-	-	-	14,286,336
Other Financial Assets	10,214,745	-	-	-	-	10,214,745
Loans and Other Financing	94,765,477	100,466,108	50,269,774	66,942,156	8,623,630	321,067,145
Other Debt Securities	3,999,205	-	-	-	-	3,999,205
Financial Assets Pledged as Collateral	9,346,788	-	-	-	-	9,346,788
Liabilities
Deposits	269,207,286	24,546,832	7,021,479	145,716	-	300,921,313
Derivative Financial Instruments	846,331	-	-	-	-	846,331
Repo Transactions	1,670,059	-	-	-	-	1,670,059
Other Financial Liabilities	57,997,972	-	-	-	-	57,997,972
Loans from the Argentine Central Bank and Other Financial Institutions	14,142,054	17,263,524	3,285,039	6,949,390	202,647	41,842,654
Debt Securities	-	2,620,071	1,564,903	22,520,599	-	26,705,573
Subordinated Debt Securities	257,269	7,163,107	-	-	-	7,420,376

Credit Risk

Credit risk arises from the possibility of suffering losses due to a debtor’s or counterparty’s noncompliance with its contractual obligations. It is the one that requires the greatest need for capital, including that arising from the risk of individual and sectorial concentration, which represents supplementary approximations to the intrinsic credit risk.

Accordingly, the Group uses credit assessment and risk monitoring tools that allow the entity to manage risks in a streamlined and controlled manner and that foster the adequate diversification of portfolios, both on an individual basis and by economic sector, thus controlling its exposure to potential risks.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The credit quality of debt securities as of December 31, 2018 is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank's Bills	Private Securities	Total
AAA	1,473,352	-	-	2,116,944	-	78,658	3,668,954
Aaa	-	-	-	-	-	36,622	36,622
Aaa.ar	-	-	-	-	-	196,475	196,475
AA+	-	-	37,166	-	-	20,875	58,041
AA	-	-	-	-	-	283,224	283,224
AA(arg)	-	-	-	-	-	11,161	11,161
raAA	-	447,942	-	-	-	-	447,942
AA-	-	-	-	-	-	276	276
A+	-	-	-	1,071	-	141,125	142,196
A1.ar	-	-	-	-	-	14,063	14,063
A	-	-	-	70,350	-	3,047	73,397
A(arg)	-	-	-	-	-	29,450	29,450
A-	-	-	-	-	-	41,041	41,041
A3.ar	-	146,997	-	-	-	-	146,997
BBB+	-	-	-	-	-	1,326	1,326
Baa1.ar	-	-	5,073	-	-	9,775	14,848
BBB	11,544	9,110	-	-	-	26,956	47,610
BBB(arg)	-	-	-	-	-	31,173	31,173
BBB-	-	266,229	-	-	-	-	266,229
Baa3.ar	-	113,517	-	-	-	-	113,517
B+	511	-	-	-	-	-	511
B-	-	-	-	-	-	3,098	3,098
CCC(arg)	-	-	-	-	-	209,248	209,248
No Rating	-	-	-	-	70,097,764	-	70,097,764
Total	1,485,407	983,795	42,239	2,188,365	70,097,764	1,137,593	75,935,163

The credit quality of debt securities as of December 31, 2017 is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank's Bills	Private Securities	Total
AAA	1,252,988	-	-	7,848,448	-	224,986	9,326,422
AAA(arg)	-	-	-	-	-	33,736	33,736
Aaa	-	-	-	-	-	565	565
raAAA	-	-	-	-	-	37,322	37,322
Aaa.ar	-	-	-	-	-	117,712	117,712
AA+	-	-	1,030,605	-	-	122,603	1,153,208
AA	-	-	-	-	-	864,685	864,685
AA(arg)	-	-	-	-	-	54,610	54,610
Aa2.ar	-	-	-	-	-	56,894	56,894
AA-	-	-	35,488	-	-	274,928	310,416
Aa3.ar	-	-	-	-	-	13,338	13,338
A+	-	-	-	-	-	188,641	188,641
A1.ar	-	-	-	-	-	21,456	21,456
A	-	-	-	-	-	24,040	24,040
A(arg)	-	-	-	-	-	104,592	104,592
A2.ar	-	-	-	-	-	3,783	3,783
A-	-	-	-	-	-	55,729	55,729
A3.ar	-	279,262	-	-	-	-	279,262
BBB+	-	-	-	-	-	4,483	4,483
Baa1.ar	-	-	65,677	-	-	216,292	281,969
BBB	-	1,104	-	-	-	-	1,104
raBBB	-	-	-	-	-	1,506	1,506
Baa2.ar	-	24,140	-	-	-	-	24,140
BBB-	-	1,289,436	-	-	-	-	1,289,436
Baa3.ar	-	2,096,012	-	-	-	-	2,096,012
B2.ar	-	-	-	-	-	5,348	5,348
B-	-	-	-	-	-	29,711	29,711
No Rating	-	-	-	-	26,367,677	-	26,367,677
Total	1,252,988	3,689,954	1,131,770	7,848,448	26,367,677	2,456,960	42,747,797

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summary of credit risk

The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS 9 are applied and the associated allowance for ECL.

Loans classified as uncollectible for 7 months are eliminated from the Group’s assets and are recognized in "Off-Balance Sheet Items".

The credit quality related to loans granted is detailed in Schedule B.

The breakdown by term of "Net Loans and Other Financing" is detailed in Schedule D.

Impairment of financial assets

The “Expected Credit Loss” (“ECL”) model applies to financial assets which are valued at both amortized cost and fair value through OCI.

The standard establishes three categories to classify financial instruments, primarily taking into account the credit risk evolution over time. Stage 1 includes financial assets with normal or no significant risk associated; Stage 2 includes financial assets for which a significant increase in credit risk (“SICR”) has been identified but they are not yet deemed to be credit-impaired and Stage 3 comprises financial assets which are impaired and/or subject to serious risk of impairment.

To calculate the provisions for credit impairment risk, IFRS 9 differentiates between each of the three stages. The resulting concepts are explained as follows:

-

Expected Credit Losses within a 12-month period: possible events of default within the 12 months following the date of the presentation of financial statements. Assets included in Stage 1 have their ECL measured at 12 month ECL.

-

Lifetime Expected Credit Losses: ECL during the active period of the financial asset, which results of calculating the probability of impairment of an asset throughout its duration, up until its maturity. Instruments in Stage 2 or 3 have their ECL measured based on lifetime ECL.

A pervasive concept in measuring ECL in accordance with IFRS 9 is that it should consider forward looking information. The Group has included below an explanation on how it has incorporated this in its ECL models.

Grouping of instruments for losses measured on a collective basis

For expected credit loss provisions modelled on a collective basis, a grouping of exposures is performed on the basis of shared risks characteristics, such that risk exposures within group are homogeneous. In performing this grouping, there must be sufficient information for the group to be statistically credible. Where sufficient information is not available internally, the Group has considered benchmarking internal/external supplementary data to use for modelling purposes. The Group has identified four groupings: Retail, Retail-like, Wholesale and Tarjeta Naranja, amongst these four segments the Group estimates parameters in a more granular way based on the shared risk characteristics.

Stage classification

Each subsidiary of Grupo Galicia classifies financial instruments subject to impairment under IFRS 9 in stages, as follows:

-	Stage 1: in the case of retail portfolios, it includes every operation up to 31 days past due.

In the case of wholesale portfolios, it considers every client whose Central Bank of the Argentine Republic (B.C.R.A.) situation indicates a normal status (A1) (i.e. low risk of bankruptcy).

-	Stage 2: considers two groups:

o	Portfolios between 31 and 90 days past due.
o	Probability of Default (“PD”) or Score with impairment risk.
o	For wholesale, it considers credit ratings for which the risk of default has increased significantly.

-	Stage 3: For retail portfolios, it includes every operation amounting 90 or more days past due.

For wholesale portfolios, it considers every client whose B.C.R.A. situation indicates serious risk of bankruptcy (C, D, E, F).

[1]	The analysis of the customer's cash flow shows that it is capable of attend adequately all its financial commitments.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Significant Increase in credit risk

The Group considers a financial instrument to have experienced a significant increase in credit risk when any of the following conditions exist:

Retail Portfolio
Lifetime PD band at initial recognition	Extra conditions to be considered stage 2
<6%	-Cure
-Between 30 and 90 past due days

>6%	-It does not apply to defaulted clients

Retail-like portfolio
Rating Ranges	Extra conditions to be considered stage 2
-Cure
A, AA, AA+, B, BB, BBB	-Between 30 and 90 past due days

C, CC, CCC	-It does not apply to defaulted clients

Wholesale portfolio
Rating Ranges	Extra conditions to be considered stage 2

A, AA, AA+, B, BB, BBB	- B.C.R.A. situation B1

C, CC, CCC	-It does not apply to defaulted clients

Definition of Default

A financial asset is considered to be in default whenever a payment is more than 90 days past due, or if the Company considers the payment will not be fully reimbursed.

However, given the credit analysis for wholesale loans is not managed and classified the same way as retail loans, the default definition associated to wholesale portfolios is ultimately linked to the individual analysis provided by credit analysts.

The default definition has been applied consistently to model the Probability of Default (PD), Exposure at Default (EAD) and Loss given Default (LGD) throughout the Group’s expected loss calculations:

-

Probability of Default (“PD”): it represents the likelihood of a borrower defaulting on its financial obligation (as per the definition of default included above), either over the next 12 months or the remaining lifetime of the obligation.

-

Exposure at the moment of Default (“EAD”): it is based on the amounts the Group expects to be owed at the time of default, over the next 12 months or over the remaining lifetime. For example, for a revolving commitment, the Group includes the current draw down balance plus any further amount that it is expected to be drawn up to the current contractual limit by the time of default, should it occurred.

-

Loss given Default (“LGD”): represents the Group´s expectation of the extent of loss on a defaulted exposure. LGD varies by type of counterparty, type of seniority of claim and availability of collateral or other credit support. LGD is expressed as a percentage loss per unit of exposure at the time of default. LGD is calculated on a 12 month or lifetime basis, where 12-month LGD is the percentage of loss expected to be made if a default occurs in the next 12 months and Lifetime LGD is the percentage of loss expected to be made if a default occurs over the remaining expected lifetime of the loan.

An instrument is considered to no longer be in default when it no longer meets any of the default criteria above mentioned.

Methodology for Expected Credit Loss estimation

Expected credit loss impairment allowances recognized in the financial statements reflect the effect of a range of possible economic outcomes, calculated on a probability-weighted basis, based on the economic scenarios described below. The recognition and measurement of expected credit losses (‘ECL’) involves the use of significant judgment and estimation. It is necessary to formulate multiple forward-looking economic forecasts and incorporate them into the ECL estimates. Grupo Galicia uses a standard framework to form economic scenarios to reflect assumptions about

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

future economic conditions, supplemented with the use of management judgment, which may result in using alternative or additional economic scenarios and/or management adjustments.

IFRS 9 establishes the following standards regarding the estimation of credit loss:

-	An unbiased weighted probability index, determined by the evaluation of different outcomes.
-	Time value of money
-	Reasonable and sustainable information available at no additional cost or effort that provides evidence to support forecasts, as well as present conditions and past events.

According to IFRS 9, the company prepared three different scenarios with different probabilities: a central scenario with 70 % probability of occurrence, a downside scenario with 15 % probability of occurrence and an upside scenario with 15 % probability of occurrence.

In order to account for time value of money, the Company assumes expected losses will take place according to the PD behavior.
The ECL is determined by projecting the PD, EAD and LGD for each future month or collective segment. These three components are multiplied together and adjusted for forward looking information. This effectively calculates an ECL for each future month, which is then discounted back to the reporting date and summed. The discount rate used in the ECL calculation is the original effective interest rate or an approximation thereof.

Key macroeconomic variables used in the scenarios described below are shown in the table:

Macroeconomic Variable Projections		QI - 2019	QII - 2019	QIII - 2019	QIV - 2019
Monthly Estimator of Economic Activity (EMAE)	Base	-7.7%	-1.7%	-1.2%	1.4%
	Upside	-6.6%	0.6%	2.3%	6.2%
	Downside	-8.5%	-3.3%	-3.5%	-1.8%
Inflation Rate (IPC)	Base	47.3%	43.8%	32.4%	25.0%
	Upside	43.5%	38.0%	26.0%	20.0%
	Downside	47.7%	46.3%	41.7%	40.0%
Exchange Rate	Base	99.2%	58.5%	14.3%	20.0%
	Upside	96.3%	54.6%	9.9%	15.3%
	Downside	115.8%	84.3%	40.6%	56.7%
Unemployment Rate	Base	13.1%	4.0%	0.3%	-4.3%
	Upside	10.4%	-0.9%	-7.6%	-15.7%
	Downside	22.9%	22.5%	30.0%	38.6%
(Badlar)	Base	79.7%	22.7%	-16.4%	-29.2%
	Upside	71.0%	9.6%	-30.7%	-45.8%
	Downside	102.7%	57.0%	21.2%	14.6%
Real Salary	Base	-9.5%	-7.1%	1.0%	2.4%
	Upside	-8.8%	-6.5%	2.6%	4.3%
	Downside	-11.2%	-11.3%	-5.1%	-5.2%
PIB	Base	-7.0%	-1.5%	-0.1%	2.6%
	Upside	-2.3%	1.5%	2.9%	6.2%
	Downside	-7.1%	-3.7%	-3.5%	-1.8%
Current Account	Base	-64.9%	-87.2%	-45.0%	19.1%
	Upside	-50.7%	-86.8%	-64.5%	44.9%
	Downside	-54.6%	-97.8%	-92.9%	-77.8%

This variations were calculated bases on data from December-2018

Scenario Probabilities	Base	Optimistic	Pessimistic
Retail, Retail like and Wholesale	70%	15%	15%
Tarjeta Naranja	70%	15%	15%

Grupo Galicia has also carried out sensitivity analysis to assess the impact of volatility on macroeconomic variables on the result of the expected credit losses.

Scenario 1 (change in the probability of the macroeconomic scenarios)
	Base scenario	Sensitivity
Regular scenario	70.0%	45.0%
Positive scenario	15.0%	10.0%
Negative scenario	15.0%	45.0%
GFG ECL	15,782,416	16,547,663
Retail, Retail like and Wholesale ECL	10,475,119	10,596,393
Naranja ECL	5,307,297	5,497,757

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Scenario 2 (change in forecast PIB, inflation, nominal exchange rate, unemployment, current account)
	Regular scenario	Positive scenario	Negative scenario
Macroeconomic scenario probability	70.0%	15.0%	15.0%

		Sensivity
PIB	1.86%	4.73%	-6.75%
Inflation	35%	25%	50%
Nominal exchange rate	29.87%	20.00%	81.82%
Unemployment	5%	10%	20%
Current account	-11.21%	-29.25%	-82%
GFG ECL		16,515,901
Retail, Retail like and Wholesale ECL		11,193,327
Naranja ECL		5,322,574

Percentages refer to increase/decrease against real December 2018.

Maximum exposure to credit risk

Unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when they are 30 days past due (“DPD”) and are transferred from stage 1 to stage 2. The following disclosure presents the ageing of stage 2 financial assets. It distinguishes those assets that are classified as stage 2 when they are less than 30 days past due (1-29 DPD) from those that are more than 30 DPD (30 and >DPD). Past due financial instruments are those loans where customers have failed to make payments in accordance with the contractual terms of their facilities.

The following table contains an analysis of the credit risk exposure of financial instruments for which an ECL allowance is recognized.

	Retail Portfolio
	December 31, 2018				December 31, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3	Total	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Days past due
0	80,123,131	10,386,495	-	90,509,626	102,251,974
1-30	2,220,365	1,200,510	-	3,420,875	3,432,010
31-60	-	1,523,320	-	1,523,320	1,137,401
61-90	-	788,871	-	788,871	490,172
Default	-	-	3,381,057	3,381,057	2,606,255
Gross Carrying amount	82,343,496	13,899,196	3,381,057	99,623,749	109,917,812
Loss allowance	2,600,458	2,317,516	2,559,514	7,477,488	3,686,934
Carrying amount	79,743,038	11,581,680	821,543	92,146,261	106,230,878

	Retail like Portfolio
	December 31, 2018				December 31, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3	Total	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Days past due
0	29,273,332	3,102,719	-	32,376,051	30,599,160
1-30	866,912	457,755	-	1,324,667	711,005
31-60	-	336,258	-	336,258	136,622
61-90	-	261,908	-	261,908	97,848
Default	-	-	1,797,686	1,797,686	802,398
Gross Carrying amount	30,140,244	4,158,640	1,797,686	36,096,570	32,347,033
Loss allowance	266,947	280,127	1,179,706	1,726,780	965,360
Net Carrying amount	29,873,297	3,878,513	617,980	34,369,790	31,381,673

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Wholesale Portfolio
	December 31, 2018				December 31, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3	Total	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Days past due
A	135,513,044	6,048,342	5,413	141,566,799	130,441,016
B1	(2,237,665)	38,908	-	(2,198,757)	77,335
Default	-	-	2,515,489	2,515,489	808,091
Gross Carrying amount	133,275,379	6,087,250	2,520,902	141,883,531	131,326,442
Loss allowance	525,757	77,364	667,730	1,270,851	750,612
Net Carrying amount	132,749,622	6,009,886	1,853,172	140,612,680	130,575,830

	Naranja
	December 31, 2018				December 31, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3	Total	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Days past due
0	36,512,083	3,023,795	-	39,535,878	43,394,982
1-30	2,571,877	946,869	-	3,518,746	3,389,912
31-60	-	1,701,948	-	1,701,948	1,128,408
61-90	-	939,523	-	939,523	526,990
Default	-	-	3,787,030	3,787,030	2,934,995
Gross Carrying amount	39,083,960	6,612,135	3,787,030	49,483,125	51,375,287
Loss allowance	1,376,585	1,842,615	2,088,097	5,307,297	3,877,715
Net Carrying amount	37,707,375	4,769,520	1,698,933	44,175,828	47,497,572

	Retail Portfolio
	December 31, 2017				January 01, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3	Total	Total
	12-month	Lifetime	Lifetime
Days past due
0	90,744,245	11,507,729	-	102,251,974	77,585,443
1-30	2,266,370	1,165,640	-	3,432,010	4,686,395
31-60	-	1,137,401	-	1,137,401	1,109,964
61-90	-	490,172	-	490,172	511,715
Default	-	-	2,606,255	2,606,255	2,209,277
Gross Carrying amount	93,010,615	14,300,942	2,606,255	109,917,812	86,102,794
Loss allowance	1,093,601	917,070	1,676,263	3,686,934	3,448,164
Net Carrying amount	91,917,014	13,383,872	929,992	106,230,878	82,654,630

	Retail like Portfolio
	December 31, 2017				January 01, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3	Total	Total
	12-month	Lifetime	Lifetime
Days past due
0	27,628,736	2,970,424	-	30,599,160	24,473,623
1-30	393,902	317,103	-	711,005	450,049
31-60	-	136,622	-	136,622	485,422
61-90	-	97,848	-	97,848	73,407
Default	-	-	802,398	802,398	472,030
Gross Carrying amount	28,022,638	3,521,997	802,398	32,347,033	25,954,531
Loss allowance	221,758	127,030	616,572	965,360	619,208
Net Carrying amount	27,800,880	3,394,967	185,826	31,381,673	25,335,323

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Wholesale Portfolio
	December 31, 2017				January 01, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3	Total	Total
	12-month	Lifetime	Lifetime
Days past due
A	122,301,109	8,138,330	1,577	130,441,016	99,417,742
B1	-	77,335	-	77,335	319,115
Default	-	-	808,091	808,091	339,002
Gross Carrying amount	122,301,109	8,215,665	809,668	131,326,442	100,075,859
Loss allowance	211,775	45,209	493,628	750,612	496,885
Net Carrying amount	122,089,334	8,170,456	316,040	130,575,830	99,578,974

	Naranja
	December 31, 2017				January 01, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3	Total	Total
	12-month	Lifetime	Lifetime
Days past due
0	39,229,241	4,165,741	-	43,394,982	45,435,532
1-30	1,810,650	1,579,262	-	3,389,912	3,075,142
31-60	-	1,128,408	-	1,128,408	1,121,215
61-90	-	526,990	-	526,990	588,117
Default	-	-	2,934,995	2,934,995	3,251,395
Gross Carrying amount	41,039,891	7,400,401	2,934,995	51,375,287	53,471,401
Loss allowance	904,291	1,270,258	1,703,166	3,877,715	4,160,322
Net Carrying amount	40,135,600	6,130,143	1,231,829	47,497,572	49,311,079

The Grupo Galicia employs a range of policies and practices to mitigate credit risk. The most common of these is accepting collateral for loans or funds advanced. The Group has internal policies on the acceptability of specific classes of collateral.

The Grupo Galicia policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by the Group since the prior period.

This table provides information on balance sheet items and their collateral in offsets as well as loan and other credit-related commitments.

Assets Subject to Impairment
Item	Carrying Amount	Loss Allowances	Gross Carrying Amount	Collateral´s Fair Value
Overdrafts	14,430,578	443,681	13,986,897	-
Mortagage Loans	11,793,007	253,178	11,539,829	48,761,041
Collateral Loans	997,958	10,255	987,703	4,037,908
Personal Loans	29,144,931	1,122,335	28,022,596	-
Credit Card Loans	113,395,362	9,406,437	103,988,925	-
Financial Leases	2,198,047	26,424	2,171,623	-
Promisory Notes	36,020,263	422,487	35,597,776	-
Pre-financing export loans	69,536,225	1,642,944	67,893,281	-
Others	35,020,864	2,329,069	32,691,795	2,428,566
Public Securities	14,549,740	125,606	14,424,134	55,227,515
Total as of December 31, 2018	327,086,975	15,782,416	311,304,559	110,455,030

The following table shows information about the mortgage portfolio LTV distribution.

Mortgages Portfolio -LTV Distribution	Exposure
Lower than 50%	8,283
50 a 60%	2,940
60 a 70%	4,562
70 a 80%	2,084
80 a 90%	349
90 a 100%	878
Higher than 100%	612
Total	19,708

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees

The following disclosure provides a reconciliation by stage of the Group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. The transfers of financial instruments represents the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL. The net remeasurement of ECL arising from stage transfers represents the increase or decrease due to these transfers, for example, moving from a 12-month (stage 1) to a lifetime (stage 2) ECL measurement basis. This is captured, along with other credit quality movements in the ‘changes in PD/LGD/EAD’ line item. The ‘New financial assets originated or repurchased’ represent the gross carrying/nominal amount and associated allowance ECL impact from volume movements within the Group’s lending portfolio.

The following tables explain the changes in the loss allowance between the beginning and the end of the annual period due to these factors:

Retail Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2017	1,093,601	917,070	1,676,263	-	3,686,934
Inflation effect	(352,907)	(295,942)	(540,935)	-	(1,189,784)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(36,452)	36,452	-	-	-
Transfer from Stage 1 to Stage 3	(12,985)	-	12,985	-	-
Transfer from Stage 2 to Stage 1	61,669	(61,669)	-	-	-
New Financial Assets Originated or Purchased	680,315	1,376,390	1,615,940	-	3,672,645
Changes in PDs/LGDs/EADs	1,229,264	637,622	836,772	-	2,703,658
Changes to model assumptions and methodologies	-	-	-	-	-
Modification of contractual cash flows of financial assets	-	-	-	-	-
Foreign exchange and other movements	46,707	26,548	(9,776)	-	63,479
Other movements with no P&L impact
Transfers:
Transfer from Stage 2 a stage 3	-	(40,809)	40,809	-	-
Transfer from Stage 3 to stage 2	-	28,664	(28,664)	-	-
Financial assets derecognized during the period	(216,869)	(611,817)	(2,081,627)	-	(2,910,313)
Write-offs	108,115	305,007	1,037,747	-	1,450,869
Loss Allowance as of December 31, 2018	2,600,458	2,317,516	2,559,514	-	7,477,488

Retail Like Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2017	221,758	127,030	616,572	-	965,360
Inflation effect	(71,562)	(40,993)	(198,969)	-	(311,524)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(3,911)	3,911	-	-	-
Transfer from Stage 1 to Stage 3	(743)	-	743	-	-
Transfer from Stage 2 to Stage 1	9,575	(9,575)	-	-	-
New Financial Assets Originated or Purchased	181,218	195,991	868,022	-	1,245,231
Changes in PDs/LGDs/EADs	17,285	38,295	166,277	-	221,857
Changes to model assumptions and methodologies	-	-	-	-	-
Modification of contractual cash flows of financial assets	-	-	-	-	-
Foreign exchange and other movements	17,044	16,267	88,193	-	121,504
Other movements with no P&L impact
Transfers:
Transfer from Stage 2 to Stage 3	-	(2,935)	2,935	-	-
Transfer from Stage 3 to Stage 2	-	3,145	(3,145)	-	-
Financial assets derecognized during the period	(206,825)	(101,718)	(719,723)	-	(1,028,266)
Write-offs	103,108	50,709	358,801	-	512,618
Loss Allowance as of December 31, 2018	266,947	280,127	1,179,706	-	1,726,780

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Wholesale Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2017	211,775	45,209	493,628	-	750,612
Inflation effect	(68,341)	(14,588)	(159,293)	-	(242,222)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(1,872)	1,872	-	-	-
Transfer from Stage 1 to Stage 3	(179)	-	179	-	-
Transfer from Stage 2 to Stage 1	2,797	(2,797)	-	-	-
New Financial Assets Originated or Purchased	398,510	43,148	-	-	441,658
Changes in PDs/LGDs/EADs	69,078	20,034	76,416	-	165,528
Changes to model assumptions and methodologies	-	-	-	-	-
Modification of contractual cash flows of financial assets	-	-	-	-	-
Foreign exchange and other movements	(6,823)	9,991	250,650	-	253,818
Other movements with no P&L impact
Transfers:
Transfer from Stage 2 to Stage 3	-	(6,150)	6,150	-	-
Transfer from Stage 3 to Stage 2	-	-	-	-	-
Financial assets derecognized during the period	(157,912)	(38,596)	-	-	(196,508)
Write-offs	78,724	19,241	-	-	97,965
Loss Allowance as of December 31, 2018	525,757	77,364	667,730	-	1,270,851

Naranja	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2017	904,291	1,270,258	1,703,166	-	3,877,715
Inflation effect	(291,817)	(409,915)	(549,616)		(1,251,348)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(111,156)	111,156	-	-	-
Transfer from Stage 1 to Stage 3	(40,296)	-	40,296	-	-
Transfer from Stage 2 to Stage 1	215,544	(215,544)	-	-	-
New Financial Assets Originated or Purchased	514,603	735,092	518,621	-	1,768,316
Changes in PDs/LGDs/EADs	328,246	1,003,381	1,122,398	-	2,454,025
Changes to model assumptions and methodologies	-	-	-	-	-
Modification of contractual cash flows of financial assets	-	-	-	-	-
Foreign exchange and other movements	(128,575)	(210,087)	-	-	(338,662)
Other movements with no P&L impact					-
Transfers:
Transfer from Stage 2 to Stage 3	-	(280,363)	280,363	-	-
Transfer from Stage 3 to Stage 2	-	10,906	(10,906)	-	-
Transfer from Stage 3 to Stage 1	9,664	-	(9,664)	-	-
Financial assets derecognized during the period	(53,058)	(382,131)	(2,232,778)	-	(2,667,967)
Write-offs	29,139	209,862	1,226,217	-	1,465,218
Loss Allowance as of December 31, 2018	1,376,585	1,842,615	2,088,097	-	5,307,297

Retail Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of January 1, 2017	1,275,440	696,665	1,476,059	-	3,448,164
Inflation effect	(253,416)	(138,420)	(293,277)		(685,113)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(37,260)	37,260	-	-	-
Transfer from Stage 1 to Stage 3	(12,603)	-	12,603	-	-
Transfer from Stage 2 to Stage 1	136,516	(136,516)	-	-	-
New Financial Assets Originated or Purchased	307,212	619,118	970,014	-	1,896,344
Changes in PDs/LGDs/EADs	(110,722)	90,105	592,974	-	572,357
Changes to model assumptions and methodologies	-	-	-	-	-
Modification of contractual cash flows of financial assets	-	-	-	-	-
Foreign exchange and other movements	10,539	1,326	(11,577)	-	288
Other movements with no P&L impact
Transfers:
Transfer from Stage 2 to Stage 3	-	(33,992)	33,992	-	-
Transfer from Stage 3 to Stage 2	-	29,170	(29,170)	-	-
Financial assets derecognized during the period	(362,292)	(403,954)	(1,754,093)	-	(2,520,339)
Write-offs	140,187	156,308	678,738	-	975,233
Loss Allowance as of December 31, 2017	1,093,601	917,070	1,676,263	-	3,686,934

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Retail Like Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of January 1, 2017	57,285	189,219	372,704	-	619,208
Inflation effect	(11,381)	(37,596)	(74,053)		(123,030)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(4,026)	4,026	-	-	-
Transfer from Stage 1 to Stage 3	(371)	-	371	-	-
Transfer from Stage 2 to Stage 1	43,613	(43,613)	-	-	-
New Financial Assets Originated or Purchased	181,012	82,364	401,713	-	665,089
Changes in PDs/LGDs/EADs	(34,518)	2,759	103,879	-	72,120
Changes to model assumptions and methodologies	-	-	-	-	-
Modification of contractual cash flows of financial assets	-	-	-	-	-
Foreign exchange and other movements	912	11,434	44,207	-	56,553
Other movements with no P&L impact
Transfers:					-
Transfer from Stage 2 to Stage 3	-	(6,279)	6,279	-	-
Transfer from Stage 3 to Stage 2	-	6,665	(6,665)	-	-
Financial assets derecognized during the period	(17,564)	(133,673)	(378,210)	-	(529,447)
Write-offs	6,796	51,724	146,347	-	204,867
Loss Allowance as of December 31, 2017	221,758	127,030	616,572	-	965,360

Wholesale Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of January 1, 2017	166,413	106,888	223,584	-	496,885
Inflation effect	(33,066)	(21,237)	(44,424)		(98,727)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(2,693)	2,693	-	-	-
Transfer from Stage 1 to Stage 3	(61)	-	61	-	-
Transfer from Stage 2 to Stage 1	2,228	(2,228)	-	-	-
New Financial Assets Originated or Purchased	170,640	29,321	-	-	199,961
Changes in PDs/LGDs/EADs	568	20,024	47,276	-	67,868
Changes to model assumptions and methodologies	-	-	-	-	-
Modification of contractual cash flows of financial assets	-	-	-	-	-
Foreign exchange and other movements	10,972	(10,901)	257,364	-	257,435
Other movements with no P&L impact
Transfers:
Transfer from Stage 2 to Stage 3	-	(9,767)	9,767	-	-
Transfer from Stage 3 to Stage 2	-	-	-	-	-
Financial assets derecognized during the period	(168,380)	(113,504)	-	-	(281,884)
Write-offs	65,154	43,920	-	-	109,074
Loss Allowance as of December 31, 2017	211,775	45,209	493,628	-	750,612

Naranja	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of January 1, 2017	775,611	1,566,226	1,818,485	-	4,160,322
Inflation effect	(154,106)	(311,192)	(361,314)	-	(826,612)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(60,573)	60,573	-	-	-
Transfer from Stage 1 to Stage 3	(24,779)	-	24,779	-	-
Transfer from Stage 2 to Stage 1	423,002	(423,002)	-	-	-
New Financial Assets Originated or Purchased	244,074	445,054	67,264	-	756,392
Changes in PDs/LGDs/EADs	(226,555)	601,910	921,399	-	1,296,754
Changes to model assumptions and methodologies	-	-	-	-	-
Modification of contractual cash flows of financial assets	-	-	-	-	-
Foreign exchange and other movements	(85,307)	(164,172)	-	-	(249,479)
Other movements with no P&L impact
Transfers:
Transfer from Stage 2 to Stage 3	-	(257,026)	257,026	-	-
Transfer from Stage 3 to Stage 2	-	1,138	(1,138)	-	-
Transfer from Stage 3 to Stage 1	36,652	-	(36,652)	-	-
Financial assets derecognized during the period	(31,508)	(330,971)	(1,310,183)	-	(1,672,662)
Write-offs	7,780	81,720	323,500	-	413,000
Loss Allowance as of December 31, 2017	904,291	1,270,258	1,703,166	-	3,877,715

The following table further explains changes in the gross carrying amount of specific segment portfolio to help explain their significance to the changes in the loss allowance:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Retail like Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2017	28,022,638	3,521,997	802,398	-	32,347,033
Transfers:
Transfers from Stage 1 to Stage 2	(566,583)	566,583	-	-	-
Transfers from Stage 1 to Stage 3	(106,715)	-	106,715	-	-
Transfers from Stage 2 to Stage 3	-	(61,468)	61,468	-	-
Transfers from Stage 3 to Stage 2	355,843	(355,843)	-	-	-
Transfers from Stage 2 to Stage 1	-	3,276	(3,276)	-	-
Financial assets derecognized during the period other than writte-offs	(6,202,481)	(1,062,828)	(358,539)	-	(7,623,848)
New financial assets originated or purchased	17,476,427	2,679,052	1,321,045	-	21,476,524
Modification of contractual cash flows of financial assets	-	-	-	-	-
Changes in interest accrual	-	-	-	-	-
FX and other movements	204,089	4,429	126,809	-	335,327
Inflation effect	(9,042,974)	(1,136,558)	(258,934)	-	(10,438,466)
Gross carrying amount as of December 31, 2018	30,140,244	4,158,640	1,797,686	-	36,096,570

Retail Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2017	93,010,615	14,300,942	2,606,255	-	109,917,812
Transfers:
Transfers from Stage 1 to Stage 2	(2,127,658)	2,127,658	-	-	-
Transfers from Stage 1 to Stage 3	(688,232)	-	688,232	-	-
Transfers from Stage 2 to Stage 3	-	(373,079)	373,079	-	-
Transfers from Stage 3 to Stage 2	2,094,139	(2,094,139)	-	-	-
Transfers from Stage 2 to Stage 1	-	32,103	(32,103)	-	-
Financial assets derecognized during the period other than writte-offs	(5,384,216)	(1,611,202)	(1,108,128)	-	(8,103,546)
New financial assets originated or purchased	24,098,264	6,011,249	1,474,390	-	31,583,903
Modification of contractual cash flows of financial assets	-	-	-	-	-
Changes in interest accrual	-	-	-	-	-
FX and other movements	1,355,335	120,613	220,377	-	1,696,325
Inflation Effect	(30,014,751)	(4,614,949)	(841,045)	-	(35,470,745)
Gross carrying amount as of December 31, 2018	82,343,496	13,899,196	3,381,057	-	99,623,749

Wholesale Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2017	122,301,109	8,215,665	809,668	-	131,326,442
Transfers:
Transfers from Stage 1 to Stage 2	(555,567)	555,567	-	-	-
Transfers from Stage 1 to Stage 3	(9,894)	-	9,894	-	-
Transfers from Stage 2 to Stage 3	-	-	-	-	-
Transfers from Stage 3 to Stage 2	469,663	(469,663)	-	-	-
Transfers from Stage 2 to Stage 1	-	-	-	-	-
Financial assets derecognized during the period other than writte-offs	(36,157,200)	(3,276,411)	1,525,251	-	(37,908,360)
New financial assets originated or purchased	80,611,231	4,520,606	49,053	-	85,180,890
Modification of contractual cash flows of financial assets	-	-	-	-	-
Changes in interest accrual	-	-	-	-	-
FX and other movements	5,423,721	(807,299)	388,318	-	5,004,740
Inflation Effect	(38,807,684)	(2,651,215)	(261,282)	-	(41,720,181)
Gross carrying amount as of December 31, 2018	133,275,379	6,087,250	2,520,902	-	141,883,531

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Naranja	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2017	41,039,891	7,400,401	2,934,995	-	51,375,287
Transfers:
Transfers from Stage 1 to Stage 2	(3,933,644)	3,933,644	-	-	-
Transfers from Stage 1 to Stage 3	(1,398,286)	-	1,398,286	-	-
Transfers from Stage 2 to Stage 3	-	(1,288,696)	1,288,696	-	-
Transfers from Stage 3 to Stage 2	-	21,883	(21,883)	-	-
Transfers from Stage 2 to Stage 1	1,127,915	(1,127,915)	-	-	-
Transfers from Stage 3 to Stage 1	18,738	-	(18,738)	-	-
Financial assets derecognized during the period other than writte-offs	(724,768)	(727,919)	(1,810,868)	-	(3,263,555)
New financial assets originated or purchased	16,179,401	767,534	1,003,388	-	17,950,323
Modification of contractual cash flows of financial assets	-	-	-	-	-
Changes in interest accrual	-	-	-	-	-
FX and other movements	18,384	21,332	(39,716)	-	-
Inflation Effect	(13,243,671)	(2,388,129)	(947,130)	-	(16,578,930)
Gross carrying amount as of December 31, 2018	39,083,960	6,612,135	3,787,030	-	49,483,125

Retail like Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of January 1, 2017	24,312,706	1,169,795	472,030	-	25,954,531
Transfers:
Transfers from Stage 1 to Stage 2	(977,594)	977,594	-	-	-
Transfers from Stage 1 to Stage 3	(98,440)	-	98,440	-	-
Transfers from Stage 2 to Stage 3	-	(40,969)	40,969	-	-
Transfers from Stage 3 to Stage 2	-	12,791	(12,791)	-	-
Transfers from Stage 2 to Stage 1	270,525	(270,525)	-	-	-
Financial assets derecognized during the period other than writte-offs	(10,394,945)	(687,029)	(358,303)	-	(11,440,277)
New financial assets originated or purchased	21,198,887	2,931,419	707,794	-	24,838,100
Modification of contractual cash flows of financial assets	-	-	-	-	-
Changes in interest accrual	-	-	-	-	-
FX and other movements	(1,457,820)	(338,653)	(51,951)	-	(1,848,424)
Inflation Effect	(4,830,681)	(232,426)	(93,790)	-	(5,156,897)
Gross carrying amount as of December 31, 2017	28,022,638	3,521,997	802,398	-	32,347,033

Retail Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of January 1, 2017	73,592,991	10,300,527	2,209,276	-	86,102,794
Transfers:
Transfers from Stage 1 to Stage 2	(2,677,919)	2,677,919	-	-	-
Transfers from Stage 1 to Stage 3	(788,355)	-	788,355	-	-
Transfers from Stage 2 to Stage 3	-	(451,953)	451,953	-	-
Transfers from Stage 3 to Stage 2	-	53,083	(53,083)	-	-
Transfers from Stage 2 to Stage 1	3,471,756	(3,471,756)	-	-	-
Financial assets derecognized during the period other than writte-offs	(7,860,281)	(2,394,705)	(1,554,807)	-	(11,809,793)
New financial assets originated or purchased	37,281,613	9,754,613	1,430,839	-	48,467,065
Modification of contractual cash flows of financial assets	-	-	-	-	-
Changes in interest accrual	-	-	-	-	-
FX and other movements	4,612,978	(120,178)	(227,318)	-	4,265,482
Inflation Effect	(14,622,168)	(2,046,608)	(438,960)	-	(17,107,736)
Gross carrying amount as of December 31, 2017	93,010,615	14,300,942	2,606,255	-	109,917,812

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Wholesale Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of January 1, 2017	98,531,831	989,840	554,188	-	100,075,859
Transfers:
Transfers from Stage 1 to Stage 2	(1,307,936)	1,307,936	-	-	-
Transfers from Stage 1 to Stage 3	(99,272)	-	99,272	-	-
Transfers from Stage 2 to Stage 3	-	(55,374)	55,374	-	-
Transfers from Stage 3 to Stage 2	61,382	(61,382)	-	-	-
Transfers from Stage 2 to Stage 1	-	-	-	-	-
Financial assets derecognized during the period other than writte-offs	(71,205,950)	(785,321)	-	-	(71,991,271)
New financial assets originated or purchased	116,853,630	7,856,759	225,382	-	124,935,771
Modification of contractual cash flows of financial assets	-	-	-	-	-
Changes in interest accrual	-	-	-	-	-
FX and other movements	(955,314)	(840,121)	(14,438)	-	(1,809,873)
Inflation Effect	(19,577,262)	(196,672)	(110,110)		(19,884,044)
Gross carrying amount as of December 31, 2017	122,301,109	8,215,665	809,668	-	131,326,442

Naranja	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of January 1, 2017	40,052,780	10,167,226	3,251,395	-	53,471,401
Transfers:
Transfers from Stage 1 to Stage 2	(2,177,809)	2,177,809	-	-	-
Transfers from Stage 1 to Stage 3	(832,017)	-	832,017	-	-
Transfers from Stage 2 to Stage 3	-	(1,265,342)	1,265,342	-	-
Transfers from Stage 3 to Stage 2	-	2,315	(2,315)	-	-
Transfers from Stage 2 to Stage 1	3,233,170	(3,233,170)	-	-	-
Transfers from Stage 3 to Stage 1	66,293	-	(66,293)
Financial assets derecognized during the period other than writte-offs	(720,307)	(1,045,183)	(1,754,350)	-	(3,519,840)
New financial assets originated or purchased	9,370,544	2,621,787	55,611	-	12,047,942
Modification of contractual cash flows of financial assets	-	-	-	-	-
Changes in interest accrual	-	-	-	-	-
FX and other movements	5,312	(4,919)	(393)	-	-
Inflation Effect	(7,958,075)	(2,020,122)	(646,019)	-	(10,624,216)
Gross carrying amount as of December 31, 2017	41,039,891	7,400,401	2,934,995	-	51,375,287

Use of information

Grupo Financiero Galicia, according to IFRS 9 standards, uses all information available, past, present and future to identify and estimate expected credit loss.

Operational Risk

The operational risk management is understood as the identification, assessment, monitoring, control and mitigation of this risk. It is an ongoing process carried out throughout the Group, which fosters a risk management culture at all organization levels through an effective policy and a program led by Senior Management.

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

Assessment

Once risks have been identified, the size in terms of impact, frequency and likelihood of risk occurrence is determined, considering the existing controls. The combination of impact with likelihood of occurrence determines the risk exposure level. Finally, the estimated risk levels are compared to pre-established criteria, considering the balance of potential benefits and adverse results.

Monitoring

The monitoring process allows detecting and correcting the possible deficiencies in operational risk management policies, processes and procedures and their update.

Risk Control and Mitigation

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The control process ensures compliance with internal policies and analyzes risks and responses to avoid, accept, mitigate or share them, by aligning them with the risk tolerance defined.

IT Risk

The Group manages the IT risk inherent to its products, activities and business processes. It also manages the risk associated with the material information systems, technology and information security processes. It also covers the risks derived from subcontracted activities and from services rendered by providers.

Reputational Risk

The reputational risk may result from the materialization of other risks: Legal, Compliance, Operational, Technological, Strategic, Market, Liquidity, Credit, etc.

The groups of interest are at the core of management, being considered upon establishing any type of mitigation measure.

Banco Galicia's reputational risk management function was allocated to the Compliance Management Division, seeking to obtain a more comprehensive vision and be able to make immediate decisions that protect the entity's image and reputation by using tools that enable to monitor and follow up to the perception of different groups of interest.

Banco Galicia defined an internal policy to reduce the occurrence of reputational events with negative impact, by defining a governance model with roles and responsibilities, and identifying critical scenarios that require management and visibility.

Contacts have been established with key business areas, devising a work scheme based on synergy and ongoing communication in order to spread the risk culture across the organization.

The Reputational Crisis Committee is in charge of becoming aware of the events that may affect the Bank's reputation. In the face of an event of such characteristics, all the necessary information is gathered in the shortest time possible in order to be able to make assertive decisions, formally declare the crisis situation, if appropriate, and define the action plan to alleviate the crisis. In addition, such committee determines the communication strategy to be followed, considering the groups of interest involved. Finally, the strategy and related actions are followed to tackle the crisis.

Strategic Risk

Strategic risk is that which arises from an inappropriate business strategy or an adverse change in forecasts, parameters, goals and other functions that support such strategy.

It represents the possibility of fluctuations in placements that prevent Banco Galicia or its subsidiaries from obtaining the expected results of operations. This potential affected results of operations would give rise to lower income or higher costs regardless of what was budgeted.

Money Laundering Risk

As regards the control and prevention of asset laundering and funding of terrorist activities, Banco Galicia complies with the regulations set forth by the Argentine Central Bank, the Financial Information Unit and Law No. 25246, as amended, which creates the Financial Information Unit (U.I.F.), within the purview of Argentina’s Ministry of Treasury and Public Finance with functional autarchy. The Financial Information Unit is in charge of analyzing, addressing and reporting the information received, in order to prevent and avoid both asset laundering and funding of terrorist activities.

The Bank has promoted the implementation of measures designed to fight against the use of the international financial system by criminal organizations. For such purposes, Banco Galicia has control policies, procedures and structures that are applied using a “risk-based approach”, which allow for the monitoring of transactions, pursuant to the "customer profile" (defined individually based on the information and documentation related to the economic and financial condition of the customer), in order to detect such transactions that should be considered unusual, and to report them to the U.I.F. in applicable cases. The Anti-Money Laundering Management Division (“PLA”, as per its initials in Spanish) is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization by drafting the related handbooks and training all employees. In addition, the management of this risk is regularly reviewed by Internal Audit.

The Bank has appointed a director as Compliance Officer, pursuant to Resolution 121/11, as amended, handed down by the U.I.F., who shall be responsible for ensuring compliance with and implementation of the proceedings and obligations on the issue.

The Bank contributes to the prevention and mitigation of risks from these transaction-related criminal behaviors, by being involved in the international regulatory standards adoption process.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cybersecurity Risk

The use of technologies in place facilitates us a significant number of tools that expedite and improve the Bank's processes, having a positive impact on our products and services. However, along with the above-mentioned benefits, risks and/or threats related to these new opportunities provided by digital technologies appear.

The cybersecurity-related risk is a matter inherent to the introduction of these new technologies. On one hand, such risk management stands out among Banco Galicia's main goals, and, on the other, all the personnel's as well as customers' awareness of the considerations as regards the use of the above-mentioned technologies. In this respect, it is vital for the organization to understand thoroughly its internal processes, the tools used and the available techniques to mitigate cybersecurity-related risks.

NOTE 47. CONTINGENCIES AND COMMITMENTS

a) Tax Issues

At the date of these consolidated financial statements, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (in different degrees of completion) of conducting reviews and assessments mainly in respect of matters resulting from applying turnover tax.

These proceedings and their possible effects are constantly being monitored. Even though it is considered that it has complied with its tax liabilities in full pursuant to current regulations, the provisions deemed adequate pursuant to the evolution of each proceeding have been set up.

b) Consumer Protection Associations

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco Galicia with regard to the collection of certain financial charges.

The Group believes that the resolution of these controversies will not have a significant impact on its financial condition.

Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. and Summary Proceedings Commenced by the Argentine Central Bank

The penalties imposed and the summary proceedings commenced by the Argentine Central Bank are detailed in Note 54.

The provisions for contingencies recorded are as follows:

	12.31.18	12.31.17	01.01.17
Other Contingencies	1,329,142	760,379	594,461
For Commercial Lawsuits/Legal Affairs	1,058,636	527,338	455,462
For Labor Lawsuits	96,311	52,095	41,408
For Claims and Credit Cards	1,097	1,620	2,021
For Guarantees Granted	1,142	1,686	2,104
For Other Contingencies	171,956	177,640	93,466
Termination Benefits	86,926	109,295	83,322
Court Deposits Dollarization Difference under Communiqué "A" 4686	27,949	20,229	21,296
Administrative, Disciplinary and Criminal Penalties	5,306	7,357	10,134
Total	1,449,323	897,260	709,213

NOTE 48. OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES

The disclosures in the following tables include financial assets and liabilities that:

-	are offset in the Group's consolidated balance sheet; or
-	are subject to a master netting for offsetting required or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated balance sheet.

Similar agreements include derivative offsetting agreements and master netting agreements with clearing houses. Similar financial instruments include derivatives, loans and other financing, and other financial liabilities. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated balance sheet.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The financial instruments subject to offsetting, master netting agreements and similar agreements as of December 31, 2018 are as follows:

				Amounts Subject to Master Netting Agreement Not Offset in the Financial Statements		Total Net Amount
Financial Instrument	Gross Amount (a)	Gross amounts set off in the balance sheet (b)	Net amounts presented in the balance sheet (c)=(a)-(b)	Financial Instruments (d)	Cash Collaterals Received (e)	(c)-(d)-(e)
Assets
Loans and Other Financing
Credit Card Loans	113,420,510		113,420,510	-	3,042,254	110,378,256
Derivative Financial Instruments	1,792,170	6,530	1,785,640	-	1,223,847	561,793
Total Assets Subject to Offsetting	115,212,680	6,530	115,206,150	-	4,266,101	110,940,049
Liabilities
Derivative Financial Instruments	1,842,319	(6,530)	1,835,789	-	1,223,847	611,942
Liabilities from Financing of Credit Card Purchases	36,894,587	—	36,894,587	-	3,042,254	33,852,333
Total Liabilities Subject to Offset	38,736,906	(6,530)	38,730,376	-	4,266,101	34,464,275

NOTE 49. OFF-BALANCE SHEET ITEMS

In the normal course of business and in order to meet customers' financing needs, off-balance sheet transactions are performed. These instruments expose the Group to the credit risk, in addition to loans recognized in assets. These financial instruments include credit lending commitments, letters of credit reserve, guarantees granted and acceptances.

The same credit policies for agreed credits, guarantees and loan granting are used. Outstanding commitments and guarantees do not represent an unusually high credit risk.

Agreed Credits

They are commitments to grant loans to a customer in a future date, subject to compliance with certain contractual agreements that usually have fixed maturity dates or other termination clauses and may require a fee payment.

Commitments are expected to expire without resorting to them. The total amounts of agreed commitments do not necessarily represent future cash requirements. Each customer's solvency is evaluated case by case.

Guarantees Granted

The issuing bank commits to reimbursing the loss to the beneficiary if the secured debtor does not comply with its obligation upon maturity.

Export and Import Documentary Credits

They are conditional commitments issued by the Group to secure a customer's compliance towards a third party.

Responsibilities for Foreign Trade Transactions

They are conditional commitments for foreign trade transactions.

Our exposure to credit loss upon the other party's default in the financial instrument is represented by the contractual notional amount of the same investments.

The credit exposure for these transactions is detailed below.

	12.31.18	12.31.17	01.01.17
Agreed Commitments	14,947,369	17,223,135	16,756,545
Export and Import Documentary Credits	1,080,047	2,005,839	1,198,508
Guarantees Granted	16,292,630	3,493,810	2,090,979
Responsibilities for Foreign Trade Transactions	234,609	674,101	1,080,067

The fees and commissions related to the items mentioned above as of the indicated dates were as follows:

	12.31.18	12.31.17
For Agreed Credits	121,515	89,471
For Export and Import Documentary Credits	68,882	31,459
For Guarantees Granted	82,041	45,058

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The credit risk of these instruments is essentially the same as that involved in lending credit facilities to customers.

To grant guarantees to our customers, we may require counter-guarantees, which, classified by type, amount to:3

	12.31.18	12.31.17	01.01.17
Other Preferred Guarantees Received	6,796,492	67,032	111,747
Other Guarantees Received	296,362	471,506	445,115

Additionally, checks to be debited and credited, as well as other elements in the collection process, such as, notes, invoices and miscellaneous items, are recorded in memorandum accounts until the related instrument is approved or accepted.

The risk of loss in these offsetting transactions is not significant.

	12.31.18	12.31.17	01.01.17
Checks and Drafts to be Debited	3,448,362	3,110,534	3,710,115
Checks and Drafts to be Credited	4,443,878	4,553,727	4,716,211
Values for Collection	27,625,864	34,014,115	33,736,055

The Group acts as trustee by virtue of trust agreements to secure obligations derived from several agreements between parties. The amounts of trust funds and securities held in custody as of the indicated dates are as follows:

	12.31.18	12.31.17	01.01.17
Trust Funds	5,868,530	13,165,493	15,077,049
Securities Held in Custody	432,046,616	552,773,188	476,985,232

These trusts are not included in the consolidation since the Group does not exert control on them.

NOTE 50. TRANSFER OF FINANCIAL ASSETS

All transfers of financial assets qualify for derecognition of financial assets in their entirety.

In derecognizing a financial asset, the difference between the carrying amount and the amount received as consideration is charged to income.

The Group mainly makes non-recourse portfolio sales. The loan portfolio sold, net of allowances, amounted to: $561,812 as of December 31, 2018, $480,021 as of December 31, 2017 and $226,798 as of January 1, 2017; whereas cash flows received from such transactions amounted to: $138,510 as of December 31, 2018, $45,987 as of December 31, 2017 and $166,454 as of January 1, 2017.

NOTE 51. NON-CONTROLLING INTEREST

The following tables provide information about each subsidiary that has a non-controlling interest.

The non-controlling equity investment percentages and votes as of the indicated dates are as follows:

Company	Place of Business	12.31.18	12.31.17	01.01.17
Cobranzas Regionales S.A.	Córdoba – Argentina	17.00%	23.00%	23.00%
Galicia Broker Asesores de Seguros S.A.	Autonomous City of Buenos Aires – Argentina	0.01%	0.01%	0.01%
Galicia Retiro Compañía de Seguros S.A.	Autonomous City of Buenos Aires – Argentina	0.00%	0.00%	0.00%
Galicia Seguros S.A.	Autonomous City of Buenos Aires – Argentina	0.00%	0.00%	0.00%
Galicia Valores S.A.	Autonomous City of Buenos Aires – Argentina	-	-	0.09%
Ondara S.A.	Autonomous City of Buenos Aires – Argentina	16.15%	21.85%	21.85%
Tarjetas del Mar S.A.	Córdoba – Argentina	-	-	41.20%
Tarjeta Naranja S.A.	Córdoba – Argentina	17.00%	23.00%	23.00%
Tarjetas Regionales S.A.	Autonomous City of Buenos Aires – Argentina	17.00%	23.00%	23.00%

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Changes in the Group's non-controlling interests as of the indicated dates were as follows:

Company	Balance as of 12.31.17	Purchases / Sales	Cash Dividends	Share of Profit (Loss) for the Year	Balance as of 12.31.18
Cobranzas Regionales S.A.	13,281	-	-	(1,665)	11,616
Galicia Broker Asesores de Seguros S.A.	2	-	-	-	2
Galicia Retiro Compañía de Seguros S.A.	2	-	-	-	2
Galicia Seguros S.A.	2	-	-	-	2
Ondara S.A.	7,074	-	52	(1,081)	6,045
Tarjeta Naranja S.A.	2,716,440	(770,472)	(137,432)	(318,010)	1,490,526
Tarjetas Regionales S.A.	216,679	-	40,591	(42,929)	214,341
Total	2,953,480	(770,472)	(96,789)	(363,685)	1,722,534

Company	Balance as of 01.01.17	Purchases / Sales	Cash Dividends	Share of Profit (Loss) for the Year	Balance as of 12.31.17
Cobranzas Regionales S.A.	13,751	-	-	(470)	13,281
Galicia Broker Asesores de Seguros S.A.	2	-	-	-	2
Galicia Retiro Compañía de Seguros S.A.	2	-	-	-	2
Galicia Seguros S.A.	2	-	-	-	2
Galicia Valores S.A.	5,688	(5,688)	-	-	-
Ondara S.A.	6,801	-	-	273	7,074
Tarjetas del Mar S.A.	91,871	(91,871)	-	-	-
Tarjeta Naranja S.A.	2,371,252	-	(159,604)	504,792	2,716,440
Tarjetas Regionales S.A.	230,201	-	6,909	(20,431)	216,679
Total	2,719,570	(97,559)	(152,695)	484,164	2,953,480

Summary information on subsidiaries is detailed in Note 16.

NOTE 52. RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, have control over another, are under the same controlling party or may have significant influence on another entity's financial or operational decisions.

The Group controls another entity when it has the power over other entities' financial and operating decisions and also has a share of profits thereof.

Additionally, the Group considers that it has joint control when there is an agreement between parties regarding the control of a common economic activity.

Finally, those cases where the Group has significant influence is due to the capacity to take part in decisions about the company's financial policy and operations. Those shareholders who hold an equity investment equal to or higher than 20% of the total votes of the Group or its subsidiaries are considered to have significant influence. To determine those situations, not only the legal aspects are observed, but also the nature and substance of the relationship.

Furthermore, the key personnel of the Group's Management (Board of Directors members and Managers of the Group and its subsidiaries), as well as the entities over which the key personnel may have significant influence or control are considered as related parties.

52.1.	Controlling Entity

The Group is controlled by:

Name	Nature	Principal Line of Business	Place of Business	Equity Investment %
EBA Holding S.A.	55.11% of voting rights	Financial and Investment Operations	Autonomous City of Buenos Aires – Argentina	19.71%

Key Personnel's Compensation

The compensation earned by the Group's key personnel as of December 31, 2018 and December 31, 2017 amounts to $522,038 and $442,289, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

52.2.	Key Personnel's Structure

Key personnel's structure as of the indicated dates is as follows:

	12.31.18	12.31.17
Directors	67	67
General Manager	1	1
Division Managers	11	11
Department Managers	70	66
Total	149	145

52.3.	Related Party Transactions

The following table shows the total credit assistance granted by the Group to key personnel, syndics, majority shareholders, as well as all individuals who are related to them by a family relationship of up to the second degree of consanguinity or first degree by affinity (pursuant to the Argentine Central Bank’s definition of related individual) and any entity affiliated with any of these parties, not required to be consolidated.

	12.31.18	12.31.17
Total Amount of Credit Assistance	956,439	999,909
Number of Recipients (Amounts)	329	364
- Natural Persons	269	299
- Entities / Corps.	60	65
Average Amount of Credit Assistance	2,907	2,748
Maximum Assistance	362,713	288,089

Financial assistance, including the one that was restructured, was granted in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-related parties. Besides, this financial assistance did not involve more than the normal risk of loan losses or present other unfavorable features.

The information about the credit assistance granted to affiliates based on the quality of receivables, their documentation and preferred guarantees is stated in Schedule N.

52.4.	Amounts of Related Party Transactions

The amounts of related party transactions conducted as of the indicated dates are as follows:

	12.31.18	12.31.17	01.01.17
Assets
Cash and Due from Banks	252,651	197,441	465,569
Debt Securities at Fair Value through Profit or Loss	141,610	264,821	1,399,877
Derivative Financial Instruments	-	17,183	-
Other Financial Assets	58,999	285,189	1,162,427
Loans and Other Financing	3,111,291	797,000	1,587,429
Other Debt Securities	131,767	76,305	-
Other Non-financial Assets	(5)	6,539	(85,185)
Total Assets	3,696,313	1,644,478	4,530,117
Liabilities
Deposits	1,348,503	229,612	482,911
Derivative Financial Instruments	-	17,183	200,917
Other Financial Liabilities	1,197,643	696,125	874,669
Loans from the Argentine Central Bank and Other Financial Institutions	-	699	355,045
Debt Securities Issued	523,372	341,125	1,375,576
Liabilities for Insurance Contracts	43,295	34,704	75,273
Other Non-financial Liabilities	26,827	(689,233)	223,599
Total Liabilities	3,139,640	630,215	3,587,990

	12.31.18	12.31.17
Income (Loss)
Net Income (Loss) from Interest	27,975	42,461
Net Fee Income (Expense)	(1,166,922)	(43,012)
Net Income (Loss) from Instruments Measured at Fair Value through	-	5,313
Underwriting Income from Insurance Business	1,257,000	1,602,674
Other Operating Income (Expense)	149,803	(1,588,821)
Administrative Expenses	(30,983)	29,072
Other Operating Expenses	-	105
Total Income	236,873	47,792

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53. ACQUISITION OF DEBT SECURITIES UNDER SECTION 35 BIS OF FINANCIAL INSTITUTIONS LAW
Banco Finansur S.A. was temporarily suspended to operate by the Argentine Central Bank from November 9, 2017 to February 9, 2018. On January 12, 2018, Banco Galicia reported about its participation in the process under Section 35 bis of Financial Institutions Law. In addition, on March 9, 2018, Banco Galicia reported that the Argentine Central Bank approved the transfer of certain secured liabilities of Banco Finansur S.A. in exchange for debt securities by creating a Private Financial Trust called Fidensur.

Banco Galicia holds debt securities but it does not hold the participation certificate in the Financial Trust not it is the Beneficiary of the Financial Trust. As Consequence we understand that the Group is neither exposed to variable returns nor to the Trust's residual risk. Therefore, the holding was recorded as an investment in a financial debt instrument measured at amortized cost.

As a result of the foregoing, the trust was not consolidated in these consolidated financial statements.

The Group recorded debt securities in the "Other Debt Securities" account, which are measured at amortized cost in the amount of $74,775 as of December 31, 2018.

NOTE 54. ADDITIONAL INFORMATION REQUIRED BY THE ARGENTINE CENTRAL BANK

54.1.Contribution to the Deposit Insurance System

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at $1,000 as from March 1, 2019.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to the Bank, either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up at an interest rate exceeding the one established regularly by the Argentine Central Bank.

Deposits acquired through endorsement, placements made as a result of incentives other than interest rates and locked-up balances from deposits and other excluded transactions are also excluded. This system has been implemented through the creation of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (“SEDESA”). SEDESA’s shareholders are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

The monthly contribution institutions should make to the FGD is 0.015% on the monthly average of total deposits.

54.2.RESTRICTED ASSETS

As of December 31, 2018, the ability to freely dispose of the following assets is restricted, as follows:

Banco de Galicia y Buenos Aires S.A.U.

a)	Cash and Government Securities

	12.31.18	12.31.17	01.01.17
For transactions carried out at RO.F.EX.	379,006	345,717	782,773
For repo transactions haircuts	584,631	185,799	336,918
For debit / credit cards transactions	2,151,565	1,748,680	1,370,107
For attachments	211	326	188
Liquidity required to conduct transactions as agents at the C.N.V.	20,410	25,233	33,752
For the contribution to the M.A.E.’ s Joint Guarantee Fund (Fondo de Garantía Mancomunada)	260,210	20,970	20,016
Collaterals of Inter-American Development Bank's credit lines	85,067	-	-
Guarantees under the Regional Economies Competitiveness Program (PROCER, as per its initials in Spanish)	165,665	301,965	279,224
For other transactions	11,953	11,524	10,928

b)	Special Guarantees Accounts

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Special guarantee accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions as of the indicated dates, which amount to:

	12.31.18	12.31.17	01.01.17
Special Guarantees Accounts	5,188,169	5,329,804	4,285,315

c)	Deposits in favor of the Argentine Central Bank

	12.31.18	12.31.17	01.01.17
Unavailable deposits related to foreign exchange transactions	533	787	982
For custody and registrar agent of book-entry mortgage securities	-	-	4,164
Custody role of securities representing the investments in ANSES's Sustainability Guarantee Fund (FGS, as per its initials in Spanish).	-	-	868,336

d)	Equity Investments

The account “Equity Investments” includes 1,222,406 non-transferable non-endorsable registered ordinary shares in Electrigal S.A., the transfer of which is subject to approval by the national authorities, according to the terms of the previously executed concession contract.

e)	Contributions to Garantizar S.G.R.’s Risk Fund

Banco de Galicia y Buenos Aires S.A.U., in its capacity as sponsoring partner of Garantizar S.G.R.’s Risk Fund, is committed to maintaining the contributions made to the fund for two (2) years.

	12.31.18	12.31.17	01.01.17
Contributions to the Fund	390,000	224,421	184,255

f)	Guarantees Granted for Direct Obligations

	12.31.18	12.31.17	01.01.17
PROPARCO’s credit lines	-	58,661	91,486
Credit Program granted to the province of San Juan	-	75,211	60,316
Global Credit Program for the Micro-, Small- and Medium-sized Companies	-	-	11,763
FMO’s credit lines	-	-	33,109

Financial assets were given as collateral as part of these agreements for loans borrowed by Banco Galicia related to first pledges.

Galicia Valores S.A.

	12.31.18	12.31.17	01.01.17
Liquidity required to conduct transactions as agents at the C.N.V.	9,568	6,792	7,232
Share of Mercado de Valores de Buenos Aires	-	-	3,961

Tarjeta Naranja S.A.

	12.31.18	12.31.17	01.01.17
Attachments in connection with lawsuits	1,803	1,688	521
Guarantees related to lease agreements	4,993	6,870	7,593
For transactions carried out at RO.F.EX.	-	-	216,577

Galicia Administradora de Fondos S.A.

	12.31.18	12.31.17	01.01.17
Liquidity required to operate as agent for the management of collective investment products corresponding to mutual funds, as required by the C.N.V.(*)	9,094,885	4,504,899	2,118,935

Tarjetas del Mar S.A.

	12.31.18	12.31.17	01.01.17
Guarantees related to lease agreements(*)	-	-	171

Total restricted assets for the items stated in the subsidiaries mentioned above as of the indicated dates are as follows:

	12.31.18	12.31.17	01.01.17
Total Restricted Assets	18,348,669	12,849,347	10,728,622

54.3.Trust Activities

As of December 31, 2018, December 31, 2017 and January 1, 2017, the Group recorded participation certificates and debt securities of financial trusts held in its own portfolio for $6,301,550, $3,374,285 and $1,819,850 respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trusts have been excluded from consolidation for neither has the Bank control over them nor has it any of the following:

-	power over the trust to run material activities;
-	exposure or right to variable returns;
-	capacity to have influence on the amount of returns to be received for the involvement.
a)	Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A.U., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds	Maturity Date(1)
04.17.12	Exxon Mobil	5,310	04.19.19
04.29.13	Profertil	28	12.31.18
09.12.14	Coop. de Trab. Portuarios	1,033	09.12.20
04.14.16	Rios Belt	198	04.14.19
05.24.17	MSU	130	07.29.20
06.22.17	SACDE	1	06.22.20
06.28.17	Dist. Gas del Centro	258	12.31.18
07.19.17	Dist. Gas Cuyana	568	12.31.18
08.08.17	Dist. Gas del Centro	495	12.31.18
Total		8,021

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.
b)	Financial Trust Contracts:

Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds	Maturity Date(*)
12.06.06	Gas I	65,484	12.31.18
05.14.09	Gas II	5,545,230	12.31.22
02.10.11	Cag S.A.	421	12.31.18
06.08.11	Mila III	6,367	12.31.18
09.01.11	Mila IV	893	12.31.18
09.14.11	Cag S.A. II	638	12.31.18
02.13.14	Mila V	1,212	05.20.20
06.06.14	Mila VI	831	10.20.20
06.18.14	Red Surcos II	1,354	12.31.18
10.03.14	Mila VII	1,087	01.20.21
01.13.15	Red Surcos III	766	12.31.18
01.27.15	Mila VIII	4,417	06.15.21
05.18.15	Mila IX	4,074	09.15.21
08.24.15	Mila X	4,956	12.20.21
10.30.15	Mila XI	6,073	01.15.22
01.14.16	Mila XII	8,177	11.15.21
02.05.16	Red Surcos IV	900	12.31.18
05.13.16	Mila XIII	15,685	09.15.22
09.01.16	Mila XIV	17,252	01.31.23
10.27.16	Mila XV	23,714	03.31.23
01.10.17	Mila XVI	32,047	06.30.23
02.24.17	Mila XVII	52,113	09.30.23
05.29.17	Fedeicred Agro Series IV	121	12.31.18
06.12.17	Mila XVIII	62,932	01.31.24
06.21.17	Mas Cuotas Series VIII	743	12.31.18
08.16.17	Mas Cuotas Series IX	251	12.31.18
10.20.17	Mas Cuotas Series X	2,233	10.15.18
10.27.17	Mila XIX	450	05.31.24
02.16.18	Mila XX	88	09.30.24
Totals		5,860,509

(*)	Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.
c)	Activities as Security Agent:
c.1)

Banco de Galicia y Buenos Aires S.A.U. has been appointed Security Agent of the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) that were assigned in favor of Nación Fideicomisos S.A. in its capacity as Trustee of the “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Said endorsement guarantees the secure payment of all obligations arising from the above-mentioned trusts.

Banco de Galicia y Buenos Aires S.A.U., in its capacity as Security Agent, will take custody of the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of December 31, 2018, December 31, 2017 and January 1, 2017, the balances recorded from these transactions amount to US$1,364,097 and $408, respectively.

c.2)

In April 2013, at the time of entering into the Contract for the Fiduciary Assignment and Trust for Guarantee Purposes “Profertil S.A.”, Banco de Galicia y Buenos Aires S.A.U. was appointed security agent with regard to the Chattel Mortgage Agreement, a transaction that was completed on June 18, 2013, which additionally secures all the obligations undertaken.

As of December 31, 2018, December 31, 2017 and January 1, 2017, the balances recorded from these transactions amount to US$116,500.

All the transactions detailed above are recorded in off-balance sheet items - trust funds.

d)	Setting Up of Financial Trusts

As of December 31, 2018, December 31, 2017 and January 1, 2017, the Group recorded participation certificates and debt securities of financial trusts held in its own portfolio for $5,042,730, $3,406,706 and $1,866,441 respectively.

54.4. Compliance with the Regulations

54.4.1. Agents – Minimum Liquidity Requirement

Within the framework of Resolution No. 622/13 of the C.N.V., Banco de Galicia y Buenos Aires S.A.U. has been registered, in such agency’s registry, as settlement and clearing agent –comprehensive- No. 22 (ALyC and AN – INTEGRAL), custodial agent of collective investment products corresponding to mutual funds No. 3 (ACPIC FCI), and manager of collective investment products at the registry of financial trustees No. 54.

As of December 31, 2018, Banco de Galicia y Buenos Aires S.A.U.’s Shareholders’ Equity exceeds that required by the C.N.V. to act as agent in the categories in which the Bank has been registered. Such requirement amounts to $32,000 with a minimum liquidity requirement of $16,000, which Banco de Galicia y Buenos Aires S.A.U. paid with Argentine Central Bank’s monetary regulation instruments, which are held in custody at Caja de Valores (Depositor No. 100100) in the amount of $20,410.

Moreover, Galicia Valores S.A. has received the authorization to act as “Settlement and Clearing Agent and Trading Agent – Own”, as established by C.N.V.'s General Resolution No. 622/13. According to the minimum requirements established, the minimum shareholders' equity required to act in this agent's category amounts to $3,500 and the minimum liquidity amounts to $1,750.

As of December 31, 2018, the minimum liquidity is made up of a sight account opened at Banco Galicia in the amount of US$70.

54.4.2. Custodial Agent of Collective Investment Products Corresponding to Mutual Funds

Furthermore, in compliance with Section 7 of Chapter II, Title V of that Resolution, in its capacity as custodial agent of collective investment products corresponding to mutual funds (depository) of the “FIMA ACCIONES”, “FIMA P.B. ACCIONES”, “FIMA RENTA EN PESOS”, “FIMA AHORRO PESOS”, “FIMA RENTA PLUS”, “FIMA PREMIUM”, “FIMA AHORRO PLUS”, “FIMA CAPITAL PLUS”, “FIMA ABIERTO PYMES”, “FIMA MIX I”, “FIMA RENTA DÓLARES I” and “FIMA RENTA DOLARES II” funds, as of December 31, 2018, Banco de Galicia y Buenos Aires S.A.U. holds a total of 9,623,110,829 units under custody for a market value of $60,431,318, which is included in the “Depositors of Securities Held in Custody” account. As of previous fiscal year-end and January 1, 2017, the securities held in custody totaled 10,254,289,765 and 7,777,368,861 units and their market value amounted to $100,358,508 and $68,796,939, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The balances of the Mutual Funds as of the indicated dates are detailed as follows:

Mutual Fund	12.31.18	12.31.17	01.01.17
FIMA Acciones	328,125	609,485	217,062
FIMA P.B. Acciones	718,431	1,688,067	562,550
FIMA Renta en pesos	245,333	776,359	440,492
FIMA Ahorro pesos	9,891,974	30,744,494	29,398,557
FIMA Renta Plus	145,308	546,213	455,650
FIMA Premium	29,475,771	14,909,786	13,137,998
FIMA Ahorro Plus	9,967,609	25,452,146	18,784,320
FIMA Capital Plus	205,069	559,840	1,035,146
FIMA Abierto PyMES	312,788	390,089	344,786
FIMA Mix I	6,686	243,453	279,123
FIMA Renta Dólares I (*)	7,373,261	18,284,933	4,137,019
FIMA Renta Dólares II (*)	1,554,263	6,153,642	4,238
FIMA Renta Fija Internacional	193,618	-	-
FIMA Acciones Latinoamericanas Dólares(*)	13,082	-	-
Total	60,431,318	100,358,507	68,796,941

(*)	Stated at the reference exchange rate of the U.S. Dollar set by the Argentine Central Bank. See Note 1.7.(b).

All the transactions detailed above are recorded in off-balance sheet items - securities held in custody.

The mutual funds detailed above have not been consolidated as the Group is not a controlling company thereof, since the depository role does not imply in this case:

-	power over the trust to run material activities;
-	exposure or right to variable returns;
-	capacity to have influence on the amount of returns to be received for the involvement.

54.4.3. Storage of Documents

Pursuant to General Resolution No. 629 of the C.N.V., Banco de Galicia y Buenos Aires S.A.U. notes that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Pte. Roque Sáenz Peña 832, 1st. floor, Autonomous City of Buenos Aires.

54.5. Compliance with Minimum Cash Requirements:

As of December 31, 2018, the balances recorded as computable items are as follows:

	Currency			Government Securities
Item	$	US$	Euros(*)	$	US$
Checking Accounts at the Argentine Central Bank	40,110,751	1,783,087 (1)	15 (3)	-	-
Special Guarantees Accounts at the Argentine Central Bank	4,730,689	12,100 (2)	-	-	-
Argentine Treasury Bonds in Pesos at Fixed Rate Due November 2020	8,755,174	-	-	-	-
Liquidity Bills	20,804,813	-	-	-	-
60 EM Subaccount in CRYL (Center of Registration and Settlement) of Government Securities and Debt Instruments Issued by the Argentine Central Bank	-	-	-	1,032,796	364 (4)
Total Computable Items to Meet Minimum Cash Requirements	74,401,427	1,795,187	15	1,032,796	364

(*)	Stated in thousands of US$.
(1)	Equivalent to $67,415,488.
(2)	Equivalent to $457,480.

(3)Equivalent to $580.

(4)	Equivalent to $13,876.

54.6. Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. and Summary Proceedings Commenced by the Argentine Central Bank

Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. Existing as of December 31, 2018:

U.I.F.’s Summary Proceedings No. 68/09. Penalty notification date: February 25, 2010. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Act No. 25246. As a consequence of the aforementioned summary proceedings, Banco de Galicia y Buenos Aires S.A.U., one of its directors and one of its officers were punished with a fine in the amount of $4,483. Status of the proceedings: Division I of the Argentine Federal Court of Appeals in Administrative Matters partially revoked the penalties, releasing

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Eduardo A. Fanciulli from any liability and reducing the fines imposed. The U.I.F., Banco de Galicia y Buenos Aires S.A.U. and Mr. Enrique M. Garda Olaciregui filed federal extraordinary appeals before Argentine Supreme Court (CSJN). Accounting treatment: As of December 31, 2018, a provision for $5,306 is recorded, whereas a provision for $7,357 and $10,134 was recorded as of December 31, 2017 and January 1, 2017, respectively.

Summary Proceedings No. 1544: Penalty notification date: November 9, 2018. Reason for the imposition of the penalty: Alleged breach of the provisions set out in Argentine Central Bank's Communiqué "A" 6242, SINAP 1 - 61. As a consequence of the aforementioned summary proceedings, Banco de Galicia y Buenos Aires S.A.U., three of its directors and certain relevant officers were punished with a fine in the amount of $1,497. Status of the proceedings: The Bank will file an appeal against the penalty with the Argentine Federal Court of Appeals in Administrative Matters of the Autonomous City of Buenos Aires, under the terms of section 42 of Law No. 21526, as amended by Law No. 24144.

54.7. ISSUANCE OF DEBT SECURITIES

The issuance of debt securities is detailed in Notes 28 and 29.

54.8. Restrictions Imposed on the Distribution of Profits

Pursuant to Section 70 of the General Corporations Law, Grupo Financiero Galicia S.A. should transfer 5% of the net income for the year to the Legal Reserve until 20% of the capital stock is reached, plus the balance of the Capital Adjustment account.

With respect to Banco Galicia, the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. Should the Legal Reserve be used to absorb losses, earnings shall be distributed only if the value of the Legal Reserve reaches 20% of the Capital Stock plus the Capital Adjustment.

The Argentine Central Bank sets rules for the conditions under which financial institutions can make distributions of profits. According to these rules, profits can be distributed as long as results of operations are positive after deducting not only the Reserves, which may be legally and statutory required, but also the following items from Retained Income: The difference between the carrying amount and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

For these purposes, this shall be done by deducting from its assets and Retained Income all the items mentioned in the paragraph above. Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

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

The prior authorization of the Argentine Regulatory Agency of Financial and Foreign Exchange Institutions (SEFyC, as per its initials in Spanish) shall not be required for the distribution of profits, except in the cases where a financial institution is within the capital conservation buffer and to determine distributable profits the Tier 1 common capital range had not been increased by 1 percentage point, net of deductible items. Such restriction was established until March 31, 2020.

Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below $300,000.

Pursuant to the Price Supplement of the Class XXXVII Notes, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the event of any excess over certain indebtedness ratios.

Notwithstanding the aforementioned, profits resulting from the first-time application of IFRS may not be distributed; instead, such profits, if any, will be appropriated to a special reserve recorded under equity which might only be released for capitalization purposes, or otherwise to offset potential losses.

The Group may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with the rules of the Argentine Central Bank described in Note 1.1. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Shareholders' equity under the rules of the Argentine Central Bank comprise the following captions:

12.31.18
Share Capital	1,426,765
Additional paid in Capital	10,951,132
Adjustments to Shareholders´equity	278,131
Legal reserve	340,979
Distribuitable reserves	25,103,198
Non distributable reserves	2,770,380
Profit for the year	14,427,034
Total Shareholder's equity under the rules of the Argentine Central Bank	55,297,619

Plan for the distribution of profits under the rules of the Argentine Central Bank comprise the following captions:

Unappropriated Retained Income(1)	42,357,973
To Special Reserve “First-time Application of IFRS”(2)	2,827,741
Subtotal	39,530,232
Distributable Amount	39,530,232
Distributed Income
To Discretionary Reserve	12,427,034
To Cash Dividends	2,000,000
To Common Shares (140.1773% of $1,426,765)	2,000,000
Unappropriated Retained Income(3)	37,530,232
(1)	It includes Unappropiated Retained Earnings, plus Discretionary Reserve, less purchase of minority interest.
(2)

According to the provisions of Communiqué “A” 6618, such reserve, which includes the amount of income resulting from the first-time application of IFRS, shall be set at the first Shareholders' Meeting to be held after fiscal year-end.

(3)	Relates to the Discretionary Reserve for Future Distributions of Profits.

54.9. Capital Management and Corporate Governance Transparency Policy

Grupo Financiero Galicia S.A.

Board of Directors

Grupo Financiero Galicia S.A.’s Board of Directors is the Company's highest management body. It is made up of nine directors and three alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

As set out in its bylaws, the term of office for both directors and alternate directors is three (3) years; they are partially changed every year and may be reelected indefinitely.

The Company complies with the appropriate standards regarding total number of directors, as well as the number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Company carries out its activities, from three (3) to nine (9) directors.

The Board of Directors complies, in every relevant respect, with the recommendations included in the Code on Corporate Governance as Schedule IV to Title IV of the regulations issued by the National Securities Commission (Text amended in 2013).

It also monitors the application of the corporate governance policies provided for by the regulations in force through the Executive Committee, the Audit Committee and the Committee for Information Integrity. Periodically, the Committees provide the Board of Directors with information, and the Board gets to know the decisions of each Committee. What is appropriate is transcribed in the minutes drafted at the Board of Directors' meetings.

Executive Committee

In July 2018, Grupo Financiero Galicia S.A.'s Board of Directors approved the creation of the Executive Committee, along with its governing rules and regulations. It is made up of five directors, and the purpose of its creation is to contribute to the conduction of the Company's ordinary business and the efficient performance of the Board of Directors’ duties.

Audit Committee

The Audit Committee set by Capital Markets Law No. 26831 and the C.N.V.’s regulations is formed by three directors, two of whom are independent, and meets the requirements set out in U.S. Sarbanes-Oxley Act.

Such Committee’s mission is to provide the Board of Directors with assistance in overseeing the financial statements, as well as in the task of controlling Grupo Financiero Galicia and its subsidiaries.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Committee for Information Integrity

The Committee for Information Integrity was created in compliance with the recommendations of U.S. Sarbanes Oxley Act, and is made up of the General Manager, the Administrative and Finance Manager and two supervisors of the Administrative and Finance Division.

Its most important duties are monitoring the Company's internal controls, reviewing the financial statements and other information published, preparing Board of Directors' reports with the activities carried out by the Committee. Its operation has been adapted to local laws and it currently performs important administrative and reporting duties, which are used by the Board of Directors and the Audit Committee, contributing to the transparency of the information provided to markets.

Basic Holding Structure

Grupo Financiero Galicia S.A. is a company whose sole purpose is to conduct financial and investment activities as per Section 31 of the General Corporations Law. That is to say, it is a holding company whose activity involves managing its equity investments, assets and resources.

Within the group of companies in which the Company has an interest, Banco de Galicia y Buenos Aires S.A.U. stands out, which is its main asset and a wholly-owned subsidiary. Banco de Galicia y Buenos Aires S.A.U., as a bank institution, is subject to certain regulatory restrictions imposed by the Argentine Central Bank. Among such restrictions, there is one that limits the equity interest to a maximum of 12.5% of the capital stock in companies that do not perform activities qualified as supplementary.

Therefore, Grupo Financiero Galicia S.A. directly and indirectly holds those equity interests in companies that carry out activities defined as non-supplementary.

Grupo Financiero Galicia S.A. has a reduced structure due to its nature as holding company of a group of financial services. Accordingly, certain typical organizational aspects of large operating companies are not applicable thereto.

To conclude, one should note that Grupo Financiero Galicia S.A. is under the control of a pure holding company, EBA Holding S.A., which has the number of votes necessary to hold the majority of votes at the Shareholders’ Meetings, although it does not have any managerial functions over the former.

Compensation Systems

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws.

The Audit Committee expresses its opinion on whether compensation proposals for Directors are reasonable, taking into consideration market standards.

Business Conduct Policy

The Company has consistently shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with regard to the disclosure of strategic business issues.

Code of Ethics

Grupo Financiero Galicia S.A. has a Code of Ethics formally approved that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics.

Banco de Galicia y Buenos Aires S.A.U.

Banco Galicia’s Board of Directors is the Company's highest management body. As of the date of preparation of these consolidated financial statements, it is made up of seven directors and four alternate directors, who have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and act with the loyalty and diligence of a good businessman.

Banco Galicia complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt from three (3) to nine (9) directors to the possible changes in the conditions in which the Bank carries out its activities.

The General Shareholders’ Meeting has the power to establish the number of directors, both independent and non-independent ones, and appoint them. Out of the seven directors, one of them is independent. In addition, two of the alternate directors are independent. The independence concept is defined in the regulations set forth by the C.N.V. and the Argentine Central Bank regulations.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As regards prevention of conflicts of interest, the provisions set forth in the General Corporations Law and the Capital Markets Law are applicable.

As set out in the bylaws, the term of office for both directors and alternate directors is three years; two thirds of them (or a fraction of at least three) are changed every year and may be reelected indefinitely.

The Board of Directors' meeting is held at least once a week and when required by any director. The Board of Directors is responsible for the Bank’s general management and makes all the necessary decisions to such end. The Board of Directors' members also take part, to a greater or lesser extent, in the commissions and committees created. Therefore, they are continuously informed about the Bank’s course of business and become aware of the decisions made by such bodies, which are transcribed into minutes.

Additionally, the Board of Directors receives a monthly report prepared by the General Manager, the purpose of which is to report the material issues and events addressed at the different meetings held between the General Manager and Senior Management. The Board of Directors becomes aware of such reports, as evidenced in the minutes.

In connection with directors’ training and development, the Bank has a program, which is reviewed every nine months, whereby they regularly attend courses and seminars of different kinds and subjects.

According to the activities carried out by the Bank, effective laws and corporate strategies, the following committees have been created to achieve an effective control over all activities performed by the Bank:

- Risk and Capital Allocation Committee

It is in charge of approving and analyzing capital allocation, establishing risk policies and monitoring the Bank’s risk.

- High Credit Committee

This committee’s function is to approve and sign credit ratings and grant transactions related to high-risk groups and customers, i.e., greater than 2.5% of the Bank’s individual Computable Regulatory Capital, loans to financial institutions (local or foreign) and related customers, in which case two thirds of the Board of Directors is required to participate.

- Low Credit Committee

This committee’s function is to approve and sign the credit ratings and grant transactions related to medium-risk groups and customers, equal to amounts greater than 1% of the Bank’s individual Computable Regulatory Capital.

- Asset and Liability Management Committee

It is in charge of analyzing the fundraising and its placement in different assets, the follow-up and control of liquidity, interest-rate and currency mismatches, and management thereof.

- Information Technology Committee

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

- Audit Committee

The Audit Committee is responsible for helping the Board of Directors, in performing the control function of the Bank and its controlled companies and the companies in which it owns a stake, in order to fairly ensure the following objectives:

•	Effectiveness and efficiency of operations;
•	Reliability of the accounting information;
•	Compliance with applicable laws and regulations; and
•	Compliance with the goals and strategy set by the Board of Directors.

- Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities (CPLA/FT, as per its initials in Spanish)

It is in charge of planning, coordinating and ensuring compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the Board of Directors.

- Committee for Information Integrity

It is in charge of encouraging compliance with the provisions of Sarbanes-Oxley (2002).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- Human Resources and Governance Committee

It is in charge of presenting the succession of the General Manager and Division Managers, analyzing and establishing the General Manager’s and Division Managers’ compensation, and monitoring the performance matrix of Department and Division Managers.

- Performance Reporting Committee

It is in charge of monitoring the performance and results of operations, and evaluating the macro situation.

- Liquidity Crisis Committee

It is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to tackle it.

- Strategy and New Businesses Committee

It is in charge of analyzing new businesses.

- Compliance Committee

It is in charge of instilling respect for Banco Galicia’s rules, code of conduct and ethics, and mitigating the risk of default, by defining policies and establishing controls and reports in the best interests of the Bank and its employees, shareholders and customers.

- Committee for the Protection of Users of Financial Services

It is responsible for following up on the activities developed by Banco Galicia’s management involved in user protection internal processes to ensure adequate compliance with legal and regulatory standards.

The Bank considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:

•	Retail Banking Division
•	Wholesale Banking Division
•	Finance Division
•	Comprehensive Corporate Services Division
•	Organizational Development and Human Resources Division
•	Risk Management Division
•	Strategic Planning and Management Control Division
•	Customer’s Experience Division

Senior Management’s main duties are as follows:

- Ensure that the Bank’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.

- Implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the Board of Directors and ensure that the latter receives material, full and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.

- Monitor the managers from different divisions, in line with the policies and procedures set by the Board of Directors and establish an effective internal control system.

Basic Holding Structure

The Bank’s majority shareholder is Grupo Financiero Galicia S.A., which has full control of its shares and votes. In turn, the Bank holds equity investments in supplementary companies as shareholders of the parent, as well as minority interests in companies whose controlling company is its own shareholders of the parent. From a business point of view, this structure allows the Bank to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions and this is true when the Bank holds either a majority or minority interest. Grupo Financiero Galicia S.A.'s Board of Directors submits to the Shareholders' Meeting's vote which shall be the Company's vote in its capacity as shareholders of the parent at the Bank's Shareholders' Meeting. The same method of transparency and information as to its controlled companies and the

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

companies it owns a stake in is applied at the Bank’s Shareholders’ Meetings, which are always attended by directors and officers thereof and the Board of Directors always provides detailed information about the Company’s activities.

Business Conduct Policy and/or Code of Ethics

The Bank has a formally approved Code of Ethics that guides its policies and activities. It considers business objectivity and conflict of interest related aspects, and how the employee should act upon identifying a breach of the Code of Ethics, with the involvement of the Conduct Committee.

Information Related to Personnel Economic Incentive Practices

The Human Resources and Governance Committee, composed of two (2) Directors, the General Manager and the Organizational Development and Human Resources Division Manager, is in charge of establishing the compensation policy for Banco Galicia’s personnel.

It is the policy of Banco Galicia to manage the full compensation of its personnel based on the principles of fairness, meritocracy and justice, within the framework of the legal regulations in force.

The aim of this policy is to provide an objective and fair basis, through the design and implementation of tools for the management of the fixed and variable compensation paid to each employee, based on the scope and complexity of each position’s responsibilities, individual performance with regard to compliance thereof, contribution to the Bank’s results and conformity to market values, with the purpose of:

-	Attracting and creating loyalty with regard to quality personnel suitable for the achievement of the business strategy and goals.
-	Being an individual motivation means.
-	Easing the decentralized management of compensation administration.
-	Allowing the effective budget control of personnel costs.
-

Guaranteeing the internal fairness in order to monitor and ensure both external and internal fairness with regard to the payment of fixed and variable compensation. The Compensation area uses, and puts at the disposal of the Senior Management and the Human Resources Committee market surveys published by consulting firms specialized in compensation issues, pursuant to the market positioning policies defined by the management division for the different corporate levels.

With the purpose of gearing individuals towards the achievement of attainable results that contribute to the global performance of the Bank/Area, and to the increase in motivation for the common attainment of goals, differentiating individual contribution, Banco Galicia has different variable compensation systems:

1)	Business Incentives and/or Incentives through Commissions system for business areas.
2)

Annual Bonus System for management levels, officers and the rest of the employees who are not included in the business incentives system. The annual bonus is determined based on individual performance and the Bank’s results, and is paid in the first quarter of the next fiscal year. To determine the variable compensation for the Senior Management and Middle Management, the Bank uses the Management Performance Assessment System. This system has been designed including both qualitative and quantitative KPI (Key Performance Indicators). In particular, quantitative Key Performance Indicators are designed with respect to at least three minimum aspects:

a)	Results.
b)	Business volume or size.
c)	Projections: Indicators that protect the business for the future (For example: Quality, internal and external customer satisfaction, risk coverage, work environment, etc.).

The significance or impact of each of them is monitored and adjusted yearly pursuant to the strategy approved by the Board of Directors.

The interaction among these three aspects seeks to make incentives related to results and growth consistent with the risk thresholds determined by the Board of Directors. In turn, there is no deferred payment of variable compensation subject to the occurrence of future events or in the long term, taking into consideration that the business environment in the Argentine financial system is characterized by being mainly transactional, with lending and borrowing transactions with a very short seasoning term.

Annual budget and management control – the latter carried out monthly in a general manner and quarterly in a more detailed manner - include different risk ratios, including the ratio between compensation and risks undertaken.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Variable compensation is only paid in cash. There are no share-based payments. Every change to this policy is submitted to Banco de Galicia y Buenos Aires S.A.’s Human Resources Committee for its consideration.

NOTE 55. SUBSEQUENT EVENTS

Prisma Medios de Pago S.A.

Under the framework of the divestment commitment undertaken by Prisma Medios de Pago S.A. and its shareholders towards the Argentine Commission of Competence Defense, on January 21, 2019, Banco Galicia, along with the other shareholders, accepted an offer made by AI Zenith (Netherlands) B.V. to buy 3,182,444 book-entry common shares, with face value of $1 each and one vote per share, representing 7.7007% of this company's capital stock.

The estimated total price of the transaction amounted to US$106,258, out of which Banco Galicia received US$ 63,073 on February 1, 2019 (date on which the shares were transferred). The price remainder, i.e. US$43,185, will be payable during the next five years: (i) 30%  will be payable in Pesos at UVA rate, plus an annual nominal 15% rate and (ii) 70% will be payable in US Dollars at an annual nominal 10% rate.

Banco Galicia continues to hold 3,057,642 shares in Prisma Medios de Pago S.A., which represent 7.3988% of its capital stock.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	Holdings
			Carrying Amount
Item	Fair Value	Fair Value Level	12.31.18	12.31.17
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS			75,935,163	42,747,797
Argentine			75,935,163	42,747,797
Government Securities			4,699,806	13,923,160
Government Bonds		Level 1	1,466,270	1,238,644
Government Bonds		Level 3	19,137	14,344
Provincial Bonds		Level 1	538,591	3,460,367
Provincial Bonds		Level 3	445,204	229,587
Autonomous City of Buenos Aires Bonds		Level 1	37,166	1,131,770
Autonomous City of Buenos Aires Bonds		Level 3	5,073	-
Treasury Bills		Level 1	910,317	7,848,448
Treasury Bills		Level 2	1,278,048	-
Argentine Central Bank's Bills and Notes			70,097,764	26,367,677
Lebacs		Level 1	-	26,367,677
Liquidity Bills		Level 2	70,097,764	-
Private Securities			1,137,593	2,456,960
Debt Securities		Level 1	270,470	916,066
Debt Securities		Level 2	-	5,906
Debt Securities		Level 3	418,728	962,364
Debt Securities of Financial Trusts		Level 1	38,285	89,151
Debt Securities of Financial Trusts		Level 3	63,559	271,523
Participation Certificates in Financial Trusts		Level 1	-	3,783
Participation Certificates in Financial Trusts		Level 2	36,270	-
Participation Certificates in Financial Trusts		Level 3	310,281	208,167
OTHER DEBT SECURITIES			14,424,134	4,182,537
Measured at Fair Value through OCI			9,112,099	142,450
Argentine			9,112,099	142,450
Government Securities			9,112,099	142,450
Government Bonds		Level 1	9,074,420	142,450
Autonomous City of Buenos Aires Bonds		Level 1	54,625	-
Allowance for Loan Losses			(16,946)	-
Measurement at Amortized Cost			5,312,035	4,040,087
Argentine			5,310,204	4,038,729
Government Securities			222,588	108,822
Government Bonds			3,255	34,590
Treasury Bills			219,333	74,232
Argentine Central Bank's Bills			-	166,258
Lebacs			-	166,258
Private Securities			5,087,616	3,763,649
Debt Securities			485,923	505,793
Debt Securities of Financial Trusts			4,710,353	3,303,242
Allowance for Loan Losses			(108,660)	(45,386)
Foreign			1,831	1,358
Government Securities			1,831	1,358
Treasury Bills			1,831	1,358
INVESTMENTS IN EQUITY INSTRUMENTS			161,054	111,923
Measured at Fair Value through OCI			161,054	111,923
Argentine			132,839	81,338
Shares		Level 1	2,030	-
Shares		Level 3	130,809	81,338
Foreign			28,215	30,585
Shares		Level 1	24,765	28,233
Shares		Level 3	3,450	2,352

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	12.31.18	12.31.17
COMMERCIAL LOAN PORTFOLIO
Normal	146,937,906	131,249,396
Backed by Preferred Guarantees and Counter-guarantees “A”	7,695,607	94,173
Backed by Preferred Guarantees and Counter-guarantees “B”	7,905,793	7,961,114
With No Preferred Guarantees or Counter-guarantees	131,336,506	123,194,109
With Special Follow-Up – Under Observation	1,800,930	75,320
Backed by Preferred Guarantees and Counter-guarantees “B”	8,000	3,789
With No Preferred Guarantees or Counter-guarantees	1,792,930	71,531
With Problems	471,695	230,740
Backed by Preferred Guarantees and Counter-guarantees “B”	439,072	146,244
With No Preferred Guarantees or Counter-guarantees	32,623	84,496
High Risk of Insolvency	207,358	272,040
Backed by Preferred Guarantees and Counter-guarantees “B”	29,047	82,349
With No Preferred Guarantees or Counter-guarantees	178,311	189,691
Uncollectible	1,321	27,928
Backed by Preferred Guarantees and Counter-guarantees “A”	-	12,352
Backed by Preferred Guarantees and Counter-guarantees “B”	-	3,073
With No Preferred Guarantees or Counter-guarantees	1,321	12,503
TOTAL COMMERCIAL LOAN PORTFOLIO	149,419,210	131,855,424

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	12.31.18	12.31.17
CONSUMER AND HOUSING LOAN PORTFOLIO
Normal Performance	174,203,923	179,634,460
Backed by Preferred Guarantees and Counter-guarantees “A”	242,856	19,944
Backed by Preferred Guarantees and Counter-guarantees “B”	14,207,918	7,827,255
With No Preferred Guarantees or Counter-guarantees	159,753,149	171,787,261
Low Risk	5,795,602	4,251,152
Backed by Preferred Guarantees and Counter-guarantees “A”	12,629	1,788
Backed by Preferred Guarantees and Counter-guarantees “B”	152,754	33,699
With No Preferred Guarantees or Counter-guarantees	5,630,219	4,215,665
Medium Risk	4,323,373	2,736,130
Backed by Preferred Guarantees and Counter-guarantees “A”	2,265	-
Backed by Preferred Guarantees and Counter-guarantees “B”	108,582	11,890
With No Preferred Guarantees or Counter-guarantees	4,212,526	2,724,240
High Risk	4,430,239	3,469,992
Backed by Preferred Guarantees and Counter-guarantees “A”	11,616	537
Backed by Preferred Guarantees and Counter-guarantees “B”	49,860	8,967
With No Preferred Guarantees or Counter-guarantees	4,368,763	3,460,488
Uncollectible	1,180,349	1,516,405
Backed by Preferred Guarantees and Counter-guarantees “A”	9,916	114
Backed by Preferred Guarantees and Counter-guarantees “B”	64,262	32,150
With No Preferred Guarantees or Counter-guarantees	1,106,171	1,484,141
Uncollectible due to Technical Reasons	6,507	9,848
With No Preferred Guarantees or Counter-guarantees	6,507	9,848
TOTAL CONSUMER AND HOUSING LOAN PORTFOLIO	189,939,993	191,617,987
GRAND TOTAL(1)	339,359,203	323,473,411

(1)	Reconciliation between Schedule B and the Balance Sheet:

	12.31.18	12.31.17
Loans and Other Financing	282,710,068	284,354,759
Other Debt Securities	14,424,134	4,182,537
Off-Balance Sheet Agreed Loans and Guarantees Granted	32,554,655	23,396,885
Plus Allowances for Loan Losses	15,782,416	9,280,621
Plus Adjustments under the IFRS that Are Not Computable for the Statement of Debtors' Status	4,239,608	3,204,876
Less Other Non-computable Items for the Statement of Debtors' Status	(1,222,633)	(803,817)
Less Government Securities Measured at Fair Value through OCI	(9,129,045)	(142,450)
Total	339,359,203	323,473,411

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – CONCENTRATION OF LOANS AND OTHER FINANCING

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	LOANS
	12.31.18		12.31.17
Number of Customers	Outstanding Balance	% of Total Portfolio	Outstanding Balance	% of Total Portfolio
10 Largest Customers	38,508,659	11	22,478,641	7
50 Following Largest Customers	52,229,882	15	38,718,987	12
100 Following Largest Customers	22,627,832	7	17,977,128	6
Remaining Customers	225,992,830	67	244,298,655	75
TOTAL(1)	339,359,203	100	323,473,411	100

(1)	Reconciliation between Schedule C and the Balance Sheet:

	12.31.18	12.31.17
Loans and Other Financing	282,710,068	284,354,759
Other Debt Securities	14,424,134	4,182,537
Off-Balance Sheet Agreed Loans and Guarantees Granted	32,554,655	23,396,885
Plus Allowances for Loan Losses	15,782,416	9,280,621
Plus Adjustments under the IFRS that Are Not Computable for the Statement of Debtors' Status	4,239,608	3,204,876
Less Other Non-computable Items for the Statement of Debtors' Status	(1,222,633)	(803,817)
Less Government Securities Measured at Fair Value through OCI	(9,129,045)	(142,450)
Total	339,359,203	323,473,411

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE D – BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The following table shows contractual cash flows, including interest and other expenses to be accrued until contractual maturity.

		Terms Remaining to Maturity
Item	Past-due Loan Portfolio	1 Month	3 Months	6 Months	12 Months	24 Months	Over 24 Months	Total
Non-financial Public Sector	-	13,898	-	-	-	-	-	13,898
Financial Sector	-	5,268,328	416,764	2,060,109	565,261	1,262,095	1,353,638	10,926,195
Non-financial Private Sector and Residents Abroad	7,463,062	135,460,826	53,723,309	44,579,000	55,151,796	27,618,114	38,922,796	362,918,903
TOTAL	7,463,062	140,743,052	54,140,073	46,639,109	55,717,057	28,880,209	40,276,434	373,858,996

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

						Depreciation				Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.18	12.31.17
Measurement at Cost
Real Estate	14,753,741	50	19,119	(52,547)	176,501	(1,415,996)	40,074	(222,920)	(1,598,842)	13,297,972	13,337,745
Furniture and Fixtures	1,254,157	10	244,713	(49,002)	216,453	(623,555)	35,567	(122,069)	(710,057)	956,264	630,602
Machines and Equipment	4,907,977	3 y 5	1,103,043	(185,473)	(111,495)	(2,233,531)	153,010	(647,007)	(2,727,528)	2,986,524	2,674,446
Vehicles	67,031	5	31,468	(7,521)	440	(24,740)	3,979	(11,119)	(31,880)	59,538	42,291
Personal Property Acquired for Financial Leases	15,100	5	-	-	(440)	(14,858)	198	-	(14,660)	-	242
Miscellaneous	660,824	5 y 10	5,884	(3,084)	178,700	(191,034)	837	(106,423)	(296,620)	545,704	469,790
Work in Progress	1,053,899	-	932,965	(32,244)	(438,037)	-	-	-	-	1,516,583	1,053,899
Total	22,712,729		2,337,192	(329,871)	22,122	(4,503,714)	233,665	(1,109,538)	(5,379,587)	19,362,585	18,209,015

						Depreciation				Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.17	01.01.17
Measurement at Cost
Real Estate	13,297,545	50	107,671	(1,037,503)	2,386,028	(1,620,243)	463,458	(259,211)	(1,415,996)	13,337,745	11,677,302
Furniture and Fixtures	1,147,022	10	181,703	(146,090)	71,522	(666,098)	136,995	(94,452)	(623,555)	630,602	480,924
Machines and Equipment	3,862,680	3 y 5	1,202,178	(293,867)	136,986	(1,959,086)	284,422	(558,867)	(2,233,531)	2,674,446	1,903,594
Vehicles	55,971	5	22,875	(12,053)	238	(21,633)	6,952	(10,059)	(24,740)	42,291	34,338
Personal Property Acquired for Financial Leases	16,235	5	-	(897)	(238)	(15,470)	701	(89)	(14,858)	242	765
Miscellaneous	409,734	5 y 10	47,659	(3,381)	206,812	(79,409)	-	(111,625)	(191,034)	469,790	330,325
Work in Progress	1,921,112	-	1,159,461	(246,338)	(1,780,336)	-	-	-	-	1,053,899	1,921,112
Total	20,710,299		2,721,547	(1,740,129)	1,021,012	(4,361,939)	892,528	(1,034,303)	(4,503,714)	18,209,015	16,348,360

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE F – CHANGES IN INVESTMENT PROPERTIES

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Changes in investment properties recorded in the "Other Non-financial Assets" account are detailed below.

						Depreciation				Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.18	12.31.17
Measurement at Cost
Real Estate Leased	306,758	50	4	-	607	(10,340)	-	(6,135)	(16,475)	290,894	296,418
Total	306,758		4	-	607	(10,340)	-	(6,135)	(16,475)	290,894	296,418

						Depreciation				Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.17	01.01.17
Measurement at Cost
Real Estate Leased	306,658	50	100	-	-	(4,205)	-	(6,135)	(10,340)	296,418	302,453
Total	306,658		100	-	-	(4,205)	-	(6,135)	(10,340)	296,418	302,453

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE G – CHANGES IN INTANGIBLE ASSETS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

						Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.18	12.31.17
Measurement at Cost
Licenses	2,396,683	5	902,855	(274,782)	165,582	(1,532,497)	269,303	(443,768)	-	(1,706,962)	1,483,376	864,186
Intangible Assets Acquired for Financial Lease	48,555	5	-	-	-	(46,956)	-	(1,599)	-	(48,555)	-	1,599
Other Intangible Assets	2,709,892	5	447,905	1,153	1,884,800	(1,850,763)	(1,153)	(88,063)	-	(1,939,979)	3,103,771	859,129
Total	5,155,130		1,350,760	(273,629)	2,050,382	(3,430,216)	268,150	(533,430)	-	(3,695,496)	4,587,147	1,724,914

						Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.17	01.01.17
Measurement at Cost
Licenses	1,975,897	5	459,933	(8,776)	(30,371)	(1,195,405)	5,320	(342,412)	-	(1,532,497)	864,186	746,274
Intangible Assets Acquired for Financial Lease	48,555	5	-	-	-	(42,599)	-	(4,357)	-	(46,956)	1,599	5,957
Other Intangible Assets	2,601,004	5	78,517	-	30,371	(1,726,658)	-	(48,116)	(75,989)	(1,850,763)	859,129	908,562
Total	4,625,456		538,450	(8,776)	-	(2,964,662)	5,320	(394,885)	(75,989)	(3,430,216)	1,724,914	1,660,793

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE H – CONCENTRATION OF DEPOSITS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	DEPOSITS
	12.31.18		12.31.17
Number of Customers	Outstanding Balance	% of Total Portfolio	Outstanding Balance	% of Total Portfolio
10 Largest Customers	26,929,214	7.0%	15,086,593	5.0%
50 Following Largest Customers	21,892,330	6.0%	16,602,732	6.0%
100 Following Largest Customers	15,684,961	4.0%	10,232,826	3.0%
Remaining Customers	295,590,770	83.0%	254,445,205	86.0%
TOTAL	360,097,275	100.0%	296,367,356	100.0%

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING CONTRACTUAL TERM

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The following table shows the decline in contractual cash flows, including interest and other expenses to be accrued until undiscounted contractual maturity.

	Terms Remaining to Maturity
Item	1 Month	3 Months	6 Months	12 Months	24 Months	Over 24 Months	Total
Deposits (1)	334,200,194	24,450,601	5,134,588	3,188,378	48,018	28,759	367,050,538
Non-financial Public Sector	8,339,749	234,368	31,446	-	-	-	8,605,563
Financial Sector	711,737	-	-	-	-	-	711,737
Non-financial Private Sector and Residents Abroad	325,148,708	24,216,233	5,103,142	3,188,378	48,018	28,759	357,733,238
Liabilities Measured at fair value through profit or loss	2,144,664	-	-	-	-	-	2,144,664
Derivative Financial Instruments	1,835,789	-	-	-	-	-	1,835,789
Repo Transactions	1,948,559	-	-	-	-	-	1,948,559
Other Financial Liabilities	63,065,272	13,610	13,462	33,365	54,096	99,229	63,279,034
Loans from the Argentine Central Bank and Other Financial Institutions	7,013,910	4,277,657	3,871,426	3,181,270	3,075,806	4,452,217	25,872,286
Debt Instruments Issued	1,301,031	3,595,675	4,061,549	13,262,785	18,941,709	8,545,150	49,707,899
Subordinated Debt Securities	384,557	-	-	384,557	769,114	14,031,650	15,569,878
TOTAL	411,893,976	32,337,543	13,081,025	20,050,355	22,888,743	27,157,005	527,408,647

(1)	Maturities in the first month include:

- Checking Accounts $40,597,351

- Savings Accounts $198,745,046

- Time Deposit $92,624,930

- Other Deposits $2,214,249

- Interest to be Accrued $18,618

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE J – CHANGES IN PROVISIONS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

			Decreases			Balances as of	Balances as of
Item	Balances at Beginning of Fiscal Year	Increases	Reversals	Uses	Inflation Effect	12.31.18	12.31.17
INCLUDED IN LIABILITIES
For Administrative, Disciplinary and Criminal Penalties	7,357	459	-	-	(2,510)	5,306	7,357
Provisions for Termination Benefits	109,295	43,130	-	(11,532)	(53,967)	86,926	109,295
Others	780,608	1,186,137	(26,426)	(103,990)	(479,238)	1,357,091	780,608
TOTAL PROVISIONS	897,260	1,229,726	(26,426)	(115,522)	(535,715)	1,449,323	897,260

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE K – CAPITAL STOCK STRUCTURE

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Shares				Capital Stock
				Issued
Class	Amount	Face Value per Share(*)	Votes per Share	Outstanding	Treasury shares	Pending Issuance or Distribution	Allocated	Paid-in	Not Paid-in
Class “A”	281,221,650	1	5	281,222	-	-	-	281,222	-
Class “B”	1,145,542,947	1	1	1,145,543	-	-	-	1,145,543	-
Total	1,426,764,597			1,426,765	-	-	-	1,426,765	-

(*)	Face value per share stated in Pesos.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE L – FOREIGN CURRENCY BALANCES

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

			12.31.18
Items	Head Office and Argentine Branches	12.31.18	Dollar	Euro	Real	Others	12.31.17
ASSETS
Cash and Due from Banks	95,156,786	95,156,786	93,228,764	1,784,180	29,919	113,923	55,022,288
Debt Securities at Fair Value through Profit or Loss	1,459,314	1,459,314	1,459,314	-	-	-	8,559,346
Derivative Financial Instruments	-	-	-	-	-	-	19
Other Financial Assets	696,796	696,796	696,796	-	-	-	1,110,544
Loans and Other Financing	96,433,507	96,433,507	96,251,314	180,546	-	1,647	60,023,454
Argentine Central Bank	-	-	-	-	-	-	2,817
Other Financial Institutions	881,831	881,831	881,831	-	-	-	487,227
To the Non-financial Private Sector and Residents Abroad	95,551,676	95,551,676	95,369,483	180,546	-	1,647	59,533,410
Other Debt Securities	4,381,538	4,381,538	4,381,538	-	-	-	2,369,176
Financial Assets Pledged as Collateral	3,350,460	3,350,460	3,350,460	-	-	-	207,176
Investments in Equity Instruments	28,215	28,215	24,765	3,450	-	-	30,585
Assets for Insurance Contracts	2,695	2,695	2,695	-	-	-	17,103
Other Non-financial Assets	23,313	23,313	23,313	-	-	-	14,452
TOTAL ASSETS	201,532,624	201,532,624	199,418,959	1,968,176	29,919	115,570	127,354,143
LIABILITIES
Deposits	162,667,559	162,667,559	162,667,559	-	-	-	103,954,632
Non-financial Public Sector	6,225,968	6,225,968	6,225,968	-	-	-	9,104
Financial Sector	9,866	9,866	9,866	-	-	-	5,897
Non-financial Private Sector and Residents Abroad	156,431,725	156,431,725	156,431,725	-	-	-	103,939,631
Liabilities at fair value through profit or loss	115,761	115,761	115,761	-	-	-	-
Derivative Financial Instruments	21,173	21,173	21,173	-	-	-	-
Repo Transactions	1,894,876	1,894,876	1,894,876	-	-	-	-
Other Financial Liabilities	8,003,308	8,003,308	7,660,730	319,285	-	23,293	4,464,789
Loans from the Argentine Central Bank and Other Financial Institutions	13,814,564	13,814,564	13,575,771	237,974	-	819	8,047,630
Debt Securities	3,886,288	3,886,288	3,886,288	-	-	-	-
Subordinated Debt Securities	9,802,983	9,802,983	9,802,983	-	-	-	7,187,089
Liabilities for Insurance Contracts	2,967	2,967	2,967	-	-	-	21,351
Other Non-financial Liabilities	303,899	303,899	303,776	123	-	-	1,414,169
TOTAL LIABILITIES	200,513,378	200,513,378	199,931,884	557,382	-	24,112	125,089,660

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Normal			With Problems / Medium Risk		With High Risk of Insolvency / High Risk				Total
Items	Situation	With Special Follow- up / Low Risk	Not Past Due	Past Due	Not Past Due	Past Due	Uncollectible	Uncollectible due to Technical Reasons	12.31.18	12.31.17
Loans and Other Financing	624,172	-	-	-	-	-	-	-	624,172	676,181
- Overdrafts	367,390	-	-	-	-	-	-	-	367,390	227,294
Backed by Preferred Guarantees and Counter-guarantees “A”	-	-	-	-	-	-	-	-	-	-
Backed by Preferred Guarantees and Counter-guarantees “B”	-	-	-	-	-	-	-	-	-	-
With No Preferred Guarantees or Counter-guarantees	367,390	-	-	-	-	-	-	-	367,390	227,294
- Promissory Notes	65,701	-	-	-	-	-	-	-	65,701	211,542
Backed by Preferred Guarantees and Counter-guarantees “A”	-	-	-	-	-	-	-	-	-	-
Backed by Preferred Guarantees and Counter-guarantees “B”	-	-	-	-	-	-	-	-	-	-
With No Preferred Guarantees or Counter-guarantees	65,701	-	-	-	-	-	-	-	65,701	211,542
- Mortgage and Collateral Loans	34,616	-	-	-	-	-	-	-	34,616	51,930
Backed by Preferred Guarantees and Counter-guarantees “A”	-	-	-	-	-	-	-	-	-	-
Backed by Preferred Guarantees and Counter-guarantees “B”	30,847	-	-	-	-	-	-	-	30,847	47,385
With No Preferred Guarantees or Counter-guarantees	3,769	-	-	-	-	-	-	-	3,769	4,545
- Personal Loans	2,050	-	-	-	-	-	-	-	2,050	4,561
Backed by Preferred Guarantees and Counter-guarantees “A”	-	-	-	-	-	-	-	-	-	-
Backed by Preferred Guarantees and Counter-guarantees “B”	-	-	-	-	-	-	-	-	-	-
With No Preferred Guarantees or Counter-guarantees	2,050	-	-	-	-	-	-	-	2,050	4,561

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Normal			With Problems / Medium Risk		With High Risk of Insolvency / High Risk				Total
Items	Situation	With Special Follow- up / Low Risk	Not Past Due	Past Due	Not Past Due	Past Due	Uncollectible	Uncollectible due to Technical Reasons	12.31.18	12.31.17
- Credit Cards	146,205	-	-	-	-	-	-	-	146,205	141,669
Backed by Preferred Guarantees and Counter-guarantees “A”	-	-	-	-	-	-	-	-	-	-
Backed by Preferred Guarantees and Counter-guarantees “B”	-	-	-	-	-	-	-	-	-	-
With No Preferred Guarantees or Counter-guarantees	146,205	-	-	-	-	-	-	-	146,205	141,669
- Other	8,210	-	-	-	-	-	-	-	8,210	39,185
Backed by Preferred Guarantees and Counter-guarantees “A”	-	-	-	-	-	-	-	-	-	-
Backed by Preferred Guarantees and Counter-guarantees “B”	2,945	-	-	-	-	-	-	-	2,945	-
With No Preferred Guarantees or Counter-guarantees	5,265	-	-	-	-	-	-	-	5,265	39,185
Debt Securities	97,057	-	-	-	-	-	-	-	97,057	78,909
Equity Instruments	72,015	-	-	-	-	-	-	-	72,015	13,892
Contingent Commitments	163,195	-	-	-	-	-	-	-	163,195	234,470
TOTAL	956,439	-	-	-	-	-	-	-	956,439	1,003,452
ALLOWANCES	7,212	-	-	-	-	-	-	-	7,212	7,515

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE O – DERIVATIVE FINANCIAL INSTRUMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Type of Contract	Purpose of Transactions	Underlying Asset	Type of Settlement	Trading Environment or Counterparty	Originally- Agreed Weighted Average Term	Residual Weighted Average Term	Weighted Average Term for Settlement of Differences	Amount(*)
Foreign Currency Forwards
OTC - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	MAE	2	1	1	6,266,280
OTC - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	MAE	2	1	1	598,865
ROFEX - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	4	2	1	32,595,287
ROFEX - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	3	2	1	31,678,509
Forwards with Customers
Purchases	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	2	1	59	4,768
Purchases	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC – Residents Abroad	2	1	59	3,669,186
Sales	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	4	1	110	10,156,620
Repo Transactions
Forward Purchases	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE	-	-	-	1,965,824
Forward Sales	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE	-	-	-	2,061,516
Swaps with Customers
Fixed for Variable Interest Rate Swaps	Brokerage - own account	Others	Others	MAE	26	14	1	460,242
Cross Currency Swaps – Other Forward Purchases	Brokerage - own account	Others	Others	OTC – Residents in Argentina – Financial sector	61	60	-	1,561

(*)	Relates to the notional amount.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

			Fair Value through Profit or Loss	Fair Value Hierarchy
Items	Amortized Cost	Fair Value through OCI	Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and Due from Banks	143,309,428	-	-	-	-	-
Cash	21,189,989	-	-	-	-	-
Financial Institutions and Correspondents	122,119,439	-	-	-	-	-
Debt Securities at Fair Value through Profit or Loss	-	-	75,935,163	3,261,099	71,412,082	1,261,982
Derivative Financial Instruments	-	-	1,785,640	-	1,785,640	-
Repo Transactions	2,068,076	-	-	-	-	-
Argentine Central Bank	10,209	-	-	-	-	-
Other Financial Institutions	2,057,867	-	-	-	-	-
Other Financial Assets	4,744,501	-	4,303,431	4,264,431	39,000	-
Loans and Other Financing	282,710,068	-	-	-	-	-
Non-financial Public Sector	11,777	-	-	-	-	-
Argentine Central Bank	533	-	-	-	-	-
Other Financial Institutions	7,519,894	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	275,177,864	-	-	-	-	-
Overdrafts	14,430,578	-	-	-	-	-
Promissory Notes	36,020,263	-	-	-	-	-
Mortgage Loans	11,793,007	-	-	-	-	-
Collateral Loans	997,958	-	-	-	-	-
Personal Loans	29,144,931	-	-	-	-	-
Credit-card loans	113,395,362	-	-	-	-	-
Financial Leases	2,168,862	-	-	-	-	-
Others	67,226,903	-	-	-	-	-
Other Debt Securities	5,312,035	9,112,099	-	9,112,099	-	-
Financial Assets Pledged as Collateral	7,357,780	-	3,459,712	3,184,346	275,366	-
Investments in Equity Instruments	-	-	161,054	26,795	-	134,259
TOTAL FINANCIAL ASSETS	445,501,888	9,112,099	85,645,000	19,848,770	73,512,088	1,396,241

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

			Fair Value through Profit or Loss	Fair Value Hierarchy
Items	Amortized Cost	Fair Value through OCI	Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES				-	-	-
Deposits	360,097,275	-	-	-	-	-
Non-financial Public Sector	8,569,383	-	-	-	-	-
Financial Sector	711,737	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	350,816,155	-	-	-	-	-
Checking Accounts	38,716,061	-	-	-	-	-
Savings Accounts	192,476,801	-	-	-	-	-
Time Deposit and Term Investments	114,172,231	-	-	-	-	-
Others	5,451,062	-	-	-	-	-
Liabilities at fair value through profit or loss	-	-	2,144,664	1,366,785	777,879	-
Derivative Financial Instruments	-	-	1,835,789	-	1,835,789	-
Repo Transactions	1,948,559	-	-	-	-	-
Argentine Central Bank	1,948,559	-	-	-	-	-
Other Financial Institutions	-	-	-	-	-	-
Other Financial Liabilities	63,235,042	-	-	-	-	-
Loans from the Argentine Central Bank and Other Financial Institutions	19,446,028	-	-	-	-	-
Debt Instruments Issued	29,983,653	-	-	-	-	-
Subordinated Debt Securities	9,767,874	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	484,478,431	-	3,980,453	1,366,785	2,613,668	-

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE Q – INCOME STATEMENT BREAKDOWN

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	Net Financial Income/(Expense)	Net Financial Income/(Expense)
Items	Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income (loss) from Government Securities	-	13,907,910	87,485
Income (loss) from Private Securities	-	1,545,299	-
Income (Loss) from Derivative Financial Instruments	-	2,089,012	-
Repo Transactions	-	2,089,012	-
Income from Other Financial Assets	-	10,231	-
From Measurement of Financial Liabilities at Fair Value through in Profit or Loss
Income (Loss) from Derivative Financial Instruments	-	(199,734)	-
Repo Transactions	-	(89,686)	-
Rate Swaps	-	(110,048)
Total as of 12.31.18	-	17,352,718	87,485

	Net Financial Income/(Expense)	Net Financial Income/(Expense)
Items	Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income (loss) from Government Securities	-	7,488,192	434,732
Income (loss) from Private Securities	-	1,570,577	-
Income (Loss) from Derivative Financial Instruments	-	1,633	-
Repo Transactions	-	(1,944)	-
Rate Swaps	-	41	-
Options	-	3,536	-
From Measurement of Financial Liabilities at Fair Value through in Profit or Loss	-	-	-
Income (Loss) from Derivative Financial Instruments	-	(599,064)	-
Repo Transactions	-	(592,595)	-
Rate Swaps	-	(9)	-
Options	-	(6,460)	-
Total as of 12.31.17	-	8,461,338	434,732

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2018 AND ENDED DECEMBER 31, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Interest and Adjustments for Application of Effective Interest Rate of Financial Assets Measured at Amortized Cost	12.31.18	12.31.17
Interest Income
On Cash and Due from Banks	794	174
On Private Securities	329,998	249,621
On Government Securities	1,388,727	448,856
On Loans and Other Financing	75,808,217	52,711,908
Non-financial Public Sector	255	3,895
Financial Sector	2,103,750	1,106,641
Non-financial Private Sector	73,704,212	51,601,372
Overdrafts	9,838,737	4,409,363
Mortgage Loans	5,950,813	940,748
Collateral Loans	425,676	184,372
Personal Loans	9,148,888	7,717,394
Credit Card Loans	29,356,225	24,900,179
Financial Leases	604,211	539,236
Others	18,379,662	12,910,080
On Repo Transactions	746,052	1,283,163
Argentine Central Bank and Other Financial Institutions	746,052	1,283,163
Total	78,273,788	54,693,722

Interest-related Expenses	12.31.18	12.31.17
On Deposits	32,707,683	17,513,792
Non-financial Private Sector	32,707,683	17,513,792
Checking Accounts	-	1,050
Savings Accounts	5,313	5,577
Time Deposit and Term Investments	28,705,508	16,757,655
Others	3,996,862	749,510
Loans from the Argentine Central Bank and Other Financial Institutions	2,161,069	1,194,039
On Repo Transactions	220,754	358,122
Other Financial Institutions	220,754	358,122
On Other Financial Liabilities	5,631,783	3,840,613
On Debt Securities Issued	3,457,853	1,352,934
On Subordinated Debt Securities	731,183	560,187
Total	44,910,325	24,819,687

Fee Income	12.31.18	12.31.17
Fee and Commissions Related to Transactions	7,180,303	7,231,662
Fee and Commissions Related to Credits	13,748,348	16,339,180
Fee and Commissions Related to Loan Commitments and Financial Guarantees	212,909	206,141
Fee and Commissions Related to Transferable Securities	1,058,493	797,022
Fee and Commissions on Collection Proceedings	34,192	44,186
Fee and Commissions on Foreign and Exchange Rate Transactions	1,030,015	780,270
Total	23,264,260	25,398,461

Fee-related Expenses	12.31.18	12.31.17
Fees and Commissions Related to Transactions with Securities	55,843	29,489
Others	2,970,254	3,223,346
Total	3,026,097	3,252,835