Form 20-F/A
period 2018-12-31
GRUPO FINANCIERO GALICIA SA
filed 2019-05-28
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F/A

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards	Other ☐
As issued by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No.1 to the Annual Report on Form 20-F for the fiscal year ended 31 December 2018, originally filed with the Securities and Exchange Commission on 15 May 2019 (the “2018 Form 20-F”), is being filed solely for the purposes of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101 was not previously filed.

Other than as expressly set forth above, this Amendment No. 1 to the 2018 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2018 Form 20-F, or reflect any events that have occurred after the 2018 Form 20-F was originally filed.

EXHIBIT INDEX

Exhibit	Description

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.

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

Date: May 28, 2019