Form 20-F
period 2019-12-31
GRUPO FINANCIERO GALICIA SA
filed 2020-04-29
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

(Mark One)

[   ]              Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 or

[X]              Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019 or

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Ordinary Shares, Ps.1.00 par value	281.221.650
Class B Ordinary Shares, Ps.1.00 par value	1.145.542.947

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

Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”, “Grupo Galicia”, “GFG” or the “Company”) is a financial services holding company incorporated in Argentina and is one of Argentina’s largest financial services groups. In this annual report, references to “we”, “our”, and “us” are to Grupo Financiero Galicia and its consolidated subsidiaries, except where otherwise noted. Our consolidated financial statements consolidate the accounts of the following companies:

  Grupo Financiero Galicia;
  Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia” or the “Bank”), our largest subsidiary, consolidated with (i) Tarjetas Regionales S.A. and its operating subsidiaries, until December 31, 2017 (effective January 1, 2018, Tarjetas Regionales S.A. was transferred to be an operating subsidiary of Grupo Financiero Galicia), (ii) Tarjetas del Mar S.A. (“Tarjetas del Mar”) until March 31, 2017 (effective April 1, 2017 Tarjetas del Mar was sold), (iii) Galicia Valores S.A.U. (“Galicia Valores”) until August 31, 2019 (effective September 1, 2019, Galicia Valores was sold to Grupo Financiero Galicia and transferred to IGAM LLC), (iv) Fideicomiso Financiero Galtrust I until December 31, 2017 and (v) Fideicomiso Saturno Créditos until December 31, 2018;
  Tarjetas Regionales S.A. (“Tarjetas Regionales”) and its subsidiaries (which has been reported on a consolidated basis with Grupo Financiero Galicia since January 1, 2018);
  Sudamericana Holding S.A. (“Sudamericana”) and its subsidiaries;
  Galicia Warrants S.A. (“Galicia Warrants”);
  Net Investment S.A. (“Net Investment”) (liquidated as of December 31, 2017);
  Galicia Administradora de Fondos S.A. (“Galicia Administradora de Fondos”); and
  IGAM LLC (“IGAM”) and its subsidiaries.

These consolidated financial statements have been prepared in accordance and in compliance with the International Financial Reporting Standards (“IFRS”) issued by the International Financial Reporting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee. IFRS in force as of the date of preparation of these consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 have been applied. We maintain our financial books and records in Argentine Pesos and prepare our financial statements in conformity with IFRS, as issued by the IASB, effective as of the fiscal year beginning on January 1, 2018. Grupo Galicia has also adjusted its financial statements for the year ended December 31, 2017 in accordance with IFRS to serve as a comparative basis for the financial statements for the year ended December 31, 2019 and December 31, 2018.

As of July 1, 2018, Argentina qualified as a hyperinflationary economy for accounting purposes. Grupo Galicia’s functional currency is the Argentine peso and its financial statements have been prepared in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies as if the Argentine economy had always been hyperinflationary. The financial position and results of operations as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 are reflected in terms of current purchasing power using the Consumer Price Index (“CPI”) as of December 31, 2019.

In this annual report, references to “US$” and “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Argentine Pesos. The exchange rate used in translating Pesos into Dollars and used in calculating the convenience translations included in the following tables is the “Reference Exchange Rate” that is published by the Argentine Central Bank and that was Ps.59.8950, Ps.37.8083 and Ps.18.7742 per US$1.00 as of December 31, 2019, December 31, 2018 and December 31, 2017, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or at any other rate.

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

Certain figures included in this annual report have been rounded for purposes of presentation. Percentage figures included in this annual report have been calculated on the basis of such rounded figures. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

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

  changes in general political, legal, social or other conditions in Argentina, Latin America or other countries or regions;
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
  financial difficulties of the Argentine government and its ability (or inability) to reach to an agreement to restructure its outstanding debt that is held by international credit entities and private sector bondholders;
  changes in Argentine government regulations applicable to financial institutions, including tax regulations and changes in or failures to comply with banking or other regulations;
  volatility of the Peso and the exchange rates between the Peso and foreign currencies;

  fluctuations in the Argentine rate of inflation, including hyperinflation;
  increased competition in the banking, financial services, credit card services, insurance, asset management, mutual funds and related industries;
  Grupo Financiero Galicia’s subsidiaries’ inability to sustain or improve their performance;
  a loss of market share by any of Grupo Financiero Galicia’s main businesses;
  a change in the credit cycle, increased borrower defaults and/or a decrease in the fees charged to clients;
  changes in the saving and consumption habits of its customers and other structural changes in the general demand for financial products, such as those offered by Banco Galicia;
  changes in interest rates which may, among other things, adversely affect margins;
  Banco Galicia’s inability to obtain additional debt or equity financing on attractive conditions or at all, which may limit its ability to fund existing operations and to finance new activities;
  technological changes and changes in Banco Galicia’s ability to implement new technologies;
  impact of COVID-19 (or other future outbreaks, epidemics or pandemics) on the global, regional and national economy, on financial activity on global trade -both in terms of volumes and prices-, and on the Company’s ability to recover from the negative effects of the pandemic (or other future outbreak);
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

The selected consolidated financial information as of December 31, 2019 and December 31, 2018, and for the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017 has been derived from our audited consolidated financial statements included in this annual report.

You should read this data in conjunction with Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements included in this annual report.

The tables included below have been prepared in accordance with IFRS.

	Year Ended December 31,
	2019	2018	2017
	(in millions of Pesos, except as noted)
Consolidated Statement of Income in Accordance with IFRS
Net Income from Interest	34,830	51,324	45,956
Net Fee Income	28,083	32,875	32,563
Net Income from Financial Instruments	72,830	26,694	13,016
Loan and Other Receivables Loss Provisions	(22,203)	(25,074)	(11,220)
Net Operating Income	147,256	112,443	106,110
Loss on Net Monetary Position	(30,798)	(27,788)	(10,496)
Operating Income	36,858	5,191	22,456
Income Tax from Continuing Operations	(13,038)	(10,634)	(11,259)
Income (Loss) for the Year Attributable to GFG	23,708	(5,332)	10,451
Other Comprehensive Income	403	(135)	(669)
Total Comprehensive Income (Loss) Attributable to GFG	24,111	(5,467)	9,782
Ordinary Shares Outstanding for the year	1,427	1,427	1,427
Basic Earnings per Share (in Pesos)	16.62	(3.74)	7.32
Diluted Earnings per Share (in Pesos)	16.62	(3.74)	7.32
Cash Dividends per Share (in Pesos)	(1)	1.86	1.74
Book Value per Share (*) (in Pesos)	79.85	64.82	69.56

(1) The cash dividend distribution for the fiscal year ended at December 31, 2019, is pending approval. For more information see Item 8. “Financial Information”-A.“Consolidated Statements and Other Financial Information”-“Dividend Policy and Dividends”-“Dividends” -“Grupo Financiero Galicia”.

(2) Total Shreholders´ Equity attributable to GFG divided Ordinary Shares Outstanding for the year.

	For the Year Ended December 31,
	2019	2018	2017
	(in millions of Pesos, except as noted)
Consolidated Statement of Financial Position in Accordance with IFRS
Cash and Due from Banks	130,649	220,456	133,903
Debt Securities at Fair Value Through Profit or Loss	65,690	116,813	65,760
Loans and Other Financing	358,559	434,900	437,430
Total Assets	685,519	876,371	753,227
Deposits	393,735	553,946	455,909
Other Liabilities	174,949	227,283	193,514
Shareholders’ Equity attributable to GFG	113,942	92,492	99,260
Percentage of Period-end Balance Sheet Items Denominated in Dollars:
Loans and Other Financing	39%	35%	21%
Total Assets	45%	39%	26%
Deposits	52%	45%	35%
Total Liabilities	49%	34%	30%

For the Year Ended December 31,
2019	2018	2017
Selected Ratios (*)
Profitability and Efficiency
Net Yield on Interest Earning Assets (1)	19.93%	13.99%	10.71%
Financial Margin (2)	21.07%	12.49%	13.11%
Return on Assets (3)	3.46%	(0.61)%	1.39%
Return on Shareholders’ Equity (4)	20.81%	(5.76)%	10.53%
Efficiency ratio (5)	50.72%	64.13%	58.24%
Capital
Shareholders’ Equity as a Percentage of Total Assets	16.62%	10.55%	13.18%
Total Liabilities as a Multiple of Shareholders’ Equity	4.99	x	8.45	x	6.54	x
Total Capital Ratio	17.53%	15.11%	10.69%
Liquidity
Cash and Due from Banks as a Percentage of Total Deposits	33.18%	39.80%	29.37%
Loans and other financing, Net as a Percentage of Total Assets	52.30%	49.63%	58.07%
Credit Quality
Non-Accrual Instruments (6) as a Percentage of Total Financial Instruments Portfolio	4.63%	3.51%	2.20%
Allowance for Financial Instruments as a Percentage of Non-accrual Financial Instruments (6)	130.34%	137.40%	129.75%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio	5.12%	4.98%	2.24%
Inflation and Exchange Rate
Wholesale Price Index	58.49%	73.50%	18.80%
Consumer Price Index	53.83%	47.65%	24.80%
Exchange Rate Variation (7)	58.42%	101.44%	18.42%
CER (8)	18.70	12.34	8.38
UVA (9)	47.16	31.06	21.15

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

(2) Financial margin represents net interest income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income and expenses, divided by the average balance of interest-earning assets.

(3) Net income attributable to GFG as a percentage of total assets.

(4) Net income attributable to GFG as a percentage of shareholders’ equity.

(5) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income and expenses plus loss on net monetary position.

(6) Non-Accrual Financial Instruments are defined as those Financial Instruments in Stage 3. Assets categorized in Stage 3 are impaired financial assets and/or assets subject to a serious risk of impairment.

(7) Annual change in the end-of-period exchange rate expressed in Pesos per Dollar.

(8) The “CER” is the “Coeficiente de Estabilización de Referencia”, an adjustment coefficient based on changes in CPI.

(9) The “UVA” is the “Unidad de Valor Adquisitivo”, an adjustment coefficient based on changes in the CER.

The tables below reflecting Grupo Galicia’s financial results for the fiscal years ended December 31, 2016 and 2015, are not adjusted for inflation, and were prepared in accordance with Argentine Banking GAAP (“Previous GAAP”). The information based on Previous GAAP included below and elsewhere is this annual report is not comparable to information prepared in accordance with IFRS.

	Fiscal Year Ended December 31,
	2016	2015
	(in millions of Pesos, except as noted)
Consolidated Income Statement in Accordance with Argentine Banking GAAP
Financial Income	36,608	25,844
Financial Expenses	20,239	13,402
Gross Brokerage Margin (1)	16,369	12,442
Provision for Losses on Loans and Other Receivables	3,533	2,214
Income before Taxes	9,371	7,139
Income Tax	(3,353)	(2,801)
Net Income	6,018	4,338
Basic Earnings per Share (in Pesos)	4.63	3.34
Diluted Earnings per Share (in Pesos)	4.63	3.34
Cash Dividends per Share (in Pesos)	0.18	0.12
Book Value per Share (in Pesos)	15.66	11.14
Amounts in Accordance with U.S. GAAP
Net Income	6,037	4,336
Basic and Diluted Earnings per Share (in Pesos)	4.64	3.33
Book Value per Share (in Pesos)	15.45	11.06
Financial Income	34,549	24,252
Financial Expenses	19,410	12,826
Gross Brokerage Margin	15,139	11,426
Provision for Losses on Loans and Other Receivables	3,192	1,985
Income Tax	3,195	2,644
Consolidated Balance Sheet in Accordance with Argentine Banking GAAP
Cash and Due from Banks	61,166	30,835
Government Securities, Net	13,701	15,525
Loans, Net	137,452	98,345
Total Assets	242,251	161,748
Deposits	151,688	100,039
Other Funds (2)	70,210	47,224
Total Shareholders’ Equity	20,353	14,485
Average Total Assets (3)	184,395	122,684
Percentage of Period-end Balance Sheet Items
Denominated in Dollars:
Loans, Net of Allowances	12.77	3.26
Total Assets	27.56	16.88
Deposits	33.63	14.37
Total Liabilities	30.82	18.86
Amounts in Accordance with U.S. GAAP
Trading Securities	17,196	16,148
Available-for-Sale Securities	5,423	4,385
Total Assets	260,403	180,142
Total Liabilities	240,316	165,759
Shareholders’ Equity	20,087	14,383

(1) Gross Brokerage Margin primarily represents income from interest on loans and other receivables resulting from financial brokerage plus net income earned from government and corporate debt securities holdings, minus interest on deposits and other liabilities from financial intermediation. It also includes the CER/UVA adjustment.

(2) Primarily includes debt securities, loans with other banks and international entities and amounts payable for spot and forward purchases to be settled.

(3) Average Total Assets, including the related interest that is due thereon is calculated on a daily basis for Banco Galicia and for Galicia Uruguay, as well as for Tarjetas Regionales consolidated with its operating subsidiaries, and on a monthly basis for Grupo Financiero Galicia and its non-banking subsidiaries.

	Fiscal Year Ended December 31,
	2016	2015
Selected Ratios in Accordance with Argentine Banking GAAP
Profitability and Efficiency
Net Yield on Interest Earning Assets (1)	13.26%	14.18%
Financial Margin (2)	12.10	13.12
Return on Average Assets (3)	3.48	3.83
Return on Average Shareholders’ Equity (4)	35.03	35.54
Net Income from Services as a Percentage of Operating Income (5)	39.63	38.65
Efficiency ratio (6)	64.98	63.64
Capital
Shareholders’ Equity as a Percentage of Total Assets	8.40%	8.96%
Total Liabilities as a Multiple of Shareholders’ Equity	10.9x	10.17x
Total Capital Ratio	15.04%	13.38%
Liquidity
Cash and Due from Banks(7) as a Percentage of Total Deposits	47.18%	42.93%
Loans, Net as a Percentage of Total Assets	56.74	60.80
Credit Quality
Past Due Loans (8) as a Percentage of Total Loans	2.43%	2.46%
Non-Accrual Loans (9) as a Percentage of Total Loans	3.31	3.11
Allowance for Loan Losses as a Percentage of Non-accrual Loans(9)	100.06	112.41
Net Charge-Offs (10) as a Percentage of Average Loans	1.67	1.26
Ratios in Accordance with U.S. GAAP
Capital
Shareholders’ Equity as a Percentage of Total Assets	7.71	7.98
Total Liabilities as a Multiple of Total Shareholders’ Equity	11.96x	11.52x
Liquidity
Loans, Net as a Percentage of Total Assets	52.76%	54.55%
Credit Quality
Allowance for Loan Losses as a Percentage of Non-Accrual Loans	128.53	135.35
Inflation and Exchange Rate
Wholesale Inflation (11)	34.59%	12.65%
Consumer Inflation (12)	41.05%	26.90%
Exchange Rate Variation (13) (%)	21.88	52.07
CER (14)	6.84	5.04
UVA (15)	17.26	-

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

(11) As of December 31, 2015, as measured by the interannual change between the October 2014 and the October 2015 Wholesale Price Index (“WPI”), published by INDEC (as defined herein), because the measurement of this index was discontinued for the remainder of 2015. In 2016 the measure was reinstated.

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

During the course of the last few decades, Argentina’s economy has been marked by a high degree of instability and volatility, periods of low or negative economic growth and high, fluctuating levels of inflation and devaluation. Grupo Galicia’s results of operations, the rights of holders of securities issued by Grupo Galicia and the value of such securities could be materially and adversely affected by a number of possible factors, some of which include Argentina’s inability to resume a sustainable economic growth path, the effects of inflation, Argentina’s ability to obtain financing, a decline in the international prices for Argentina’s main commodity exports, fluctuations in the exchange rates of other countries against which Argentina competes and the vulnerability of the Argentine economy to external shocks.

Since 2012, Argentina has experienced a period of stagflation. Figures of economic activity reflect a slowdown in domestic production, together with an increasing inflation rate at a higher pace than that noted in previous years. In the past decade, the economy has been characterized by a lack of institutional transparency, the absence of long-term economic policies and a systematically expansive fiscal policy, which resulted in a lack of investment and a lax monetary policy. This has, in turn, led to low economic growth and high inflation. At the end of 2015, when the former government took office, it implemented monetary policies that maintained a certain laxity in their fiscal policy while strongly restricting its monetary policy, resulting in high interest rates, a marked growth in public debt and an overvaluation of the Peso. However, at the beginning of 2018, international investors began withdrawing from emerging markets, including Argentina. The country’s loss of access to the international debts markets resulted in a considerable devaluation of the Argentine Peso. This resulted in an acceleration of inflation and a new contraction in economic activity during the second half of 2018 and most of 2019. During 2019, the political uncertainty stemming from the presidential election race worsened the economic outlook. The impact of the measures implemented by the previous Administration in order to cope with the situation -such as a devaluation of the Peso with respect to the Dollar- as well as the impact of any measures that the current Government may implement in the future, is unknown and could have a material and adverse impact on the results of Grupo Galicia’s operations.

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

In particular, the Argentine economy continues to be vulnerable to several factors, including:

  volatility in the growth rate of the economy;
  a high rate of government expenditures;
  high inflation rates;
  regulatory uncertainty for certain economic activities and sectors;
  decreases in the prices for commodities as the economic recovery has depended on high prices for commodities, which prices are volatile and beyond the control of the government;
  the effects of a restrictive U.S. monetary policy, which could generate an increase in financial costs for Argentina;
  fluctuations in the Argentine Central Bank’s international reserves; and
  uncertainty with respect to exchange and capital controls.

No assurance can be provided that a decline in economic growth or certain economic instability will not occur. In particular, the Argentine economy contracted in 2018 and 2019 and may continue to decrease in the future due to international and domestic conditions. Any such stagnation, slowdown or increased economic and political instability could have a significant adverse effect on Grupo Galicia’s business, financial position and results of operations, and the trading price for its ADSs.

The ability of the current administration to implement economic policy reforms, and the impact that these measures and any future measures taken by a new administration will have on the Argentine economy, remains uncertain.

As the date of this annual report, the impact that the reforms adopted by the Fernández administration will have on the Argentine economy as a whole, and the financial sector in particular, cannot be predicted. In addition, it is currently unclear what additional measures the Fernández administration may implement in the future and what the effects of the same may be on the Argentine economy.

Since taking office, the Fernández administration has announced and implemented several significant economic measures. In particular, on December 20, 2019, the Argentine National Congress passed Law No. 27,541 aimed at Social Solidarity and Productive Reactivation. Such law declared a public emergency in economic, financial, fiscal, administrative, pension, energy, health and social matters. It also delegated to the National Executive Branch, broad authority and power to take actions designed to, among other things, ensure the sustainability of the level of public debt, restructure the rate the energy system through a renegotiation of the current comprehensive tariff regime and restructure the regulatory entities for the energy system. In addition, the Fernández administration is beginning a debt restructuring process. The FX market restrictions imposed by the Fernández administration, in combination with a relatively moderate monetary and fiscal policy, additional restrictions on foreign trade and the impacts of changes to the social security policy could result in lower economic growth rates in Argentina for the coming years. An adverse result in the debt restructuring that the Government is carrying out could affect access to the capital market, and may affect the growth of the country, provinces and private companies. It is impossible to predict the impact of these measures, as well as any future measures that may be adopted, on the Argentine economy overall and the financial sector in particular.

In particular, economic intervention by current measures or future measures may be disruptive to the economy and may fail to benefit, or may harm, our business. In particular, Grupo Galicia has no control over the implementation of the reforms to the regulatory framework that governs its operations and cannot guarantee that these reforms will be implemented or that they will be implemented in a manner that will benefit its business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy and Grupo Galicia’s business, financial position and results of operations and the trading price for its ADSs.

If the high levels of inflation continue, the Argentine economy and Grupo Galicia’s financial position and business could be adversely affected.

Since 2007, the Argentine economy has experienced high levels of inflation. According to private estimates, since 2007: inflation in Argentina has been systematically above 20% and reached a maximum of 53.8 % in 2019. Moreover, between 2007 and 2015 official figures became unreliable and private estimates of inflation had to be used (as further described below). Combined with such high inflation rates. Argentina has also displayed high volatility in its prices during the same period, as a consequence of alternating periods in which inflation was controlled by pegging the Peso to other currencies in combination with expansive monetary and fiscal policies—which lead to an over appreciation of the peso—and periods in which the Peso appreciation was adjusted, leading to the consequent acceleration of inflation.

As noted above, between 2007 and 2015, official inflation figures became unreliable. Specifically, INDEC (Índice Nacional de Estadísticas y Censos “INDEC” for its acronym in Spanish), is the only institution in Argentina with legal power to produce official national statistics. During such time period, INDEC, went through a process of major institutional and methodological reforms that led to controversies related to the reliability of the information it produces. In the month of January 2016, the Government of Mauricio Macri declared an administrative emergency regarding the national statistical system and INDEC that lasted, until December 31, 2016. During such emergency time, period INDEC stopped publishing certain statistical data until it had completed a reorganization of its technical and administrative structure to recover its ability to produce relevant and sufficient information.

Despite the fact that, due to the reforms implemented in recent years, the inflation rates calculated by INDEC are generally accepted, the possibility that they may be manipulated in the future cannot be ruled out. Any such future manipulation could affect the Argentine economy in general and the financial sector in particular.

.

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

On April 18, 2016, in order to make the payment to bondholders in similar conditions, Argentina issued bonds in an amount of US$16.5 billion, with interest rates between 6.25% and 8% and maturities of three, five, ten and thirty years. The payment of approximately US$9.3 billion to the bondholders was made on April 22, 2016, thus reaching a final solution to the Argentine debt in default.

During the remainder of 2016, 2017 and the first four months of 2018, the Argentine government continued to seek financing from international markets. Following the exchange rate crisis beginning in April 2018, however, Argentina has not been able to access the international capital markets, resulting in the Argentine government requesting a loan from the IMF (pursuant to a Stand-By Agreement for a total of US$57 billion).

In the short term, Argentina must restructure its debt with its current bondholders and the IMF, which may require a commitment to implement restrictive monetary and fiscal policies, which could have a significant adverse effect on Argentina’s economy and on Argentine companies or Grupo Galicia’s ability to obtain international financing, and could also adversely affect local credit conditions. If Argentina is not be able to reach an agreement with its bondholders or the IMF Argentina may default on such debt and would likely again lose access to the international financial markets. This would also have an adverse effect on the Argentine economy, including Grupo Galicia~~.~~, and would likely negative impact the ability of companies, including Grupo Galicia, to obtain foreign financing.

A decline in the international prices of Argentina’s main commodities exports and a real appreciation of the Peso against the Dollar could affect the Argentine economy and create new pressures on the foreign exchange market and have a material adverse effect on Grupo Galicia’s financial condition, prospects and operating results.

The reliance on the export of certain commodities, (particularly soybeans and its by products, corn and wheat), has made the country more vulnerable to fluctuations in their prices. A decrease in commodity prices may adversely affect the Argentine government’s fiscal revenues and the Argentine economy as a whole. Given its reliance on such agricultural commodities, the country is also vulnerable to weather events—such as 2018’s drought—that may negatively affect the production of such commodities, reducing fiscal revenues and the inflow of US dollars.

In order to counterbalance and diversify its reliance on the above noted agricultural commodities as well as to add an additional source of revenue, Argentina has been focused on increasing its oil and gas exports. A long-term decrease in the international price of oil would negatively impact such oil and gas prospects and result in a decrease in foreign investment in such sectors.

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

From time to time the Argentine government has enacted several laws amending the regulatory framework governing a number of different activities as a measure to stimulate the economy, some of which have had adverse effects on Grupo Galicia’s business. Although former administration has eliminated some of these regulations, political and social pressures could inhibit the Argentine government’s implementation of policies designed to generate growth and enhance consumer and investor confidence.

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

The financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other countries. Although such conditions may vary from country to country, investor reactions to events occurring in one country may affect capital flows to issuers in other countries, and consequently affect the trading prices of their securities. Decreased capital inflows and lower prices in the stock market of a country may have a material adverse effect on the real economy of those countries in the form of higher interest rates and foreign exchange volatility.

During periods of uncertainty in international markets, investors generally choose to invest in high-quality assets (“flight to quality”) over emerging market assets. This has caused and could continue to cause an adverse impact on the Argentine economy and could continue to adversely affect the country’s economy in the near future.

The problems faced by the European Union’s countries, resulting from a combination of factors such as low growth, fiscal woes and financial pressures, were particularly acute. Reestablishing financial and fiscal stability to offset such low or zero growth continues to pose a challenge. As a result, the leading economies of the European Union imposed emergency economic plans in such countries, which plans are still in place. During 2018, the U.S. Federal Reserve increased the Federal Funds rate by 100 basis points and continued to cut its asset purchase and its monetary easing programs. Such changes continued to strengthen the Dollar globally, affecting commodity prices and reducing the inflow of capital to emerging market countries, including Argentina. However, during 2019 the U.S. Federal Reserve implemented several haircuts on the Federal Funds rate (1.75%-1.50% range), a preemptive measure amidst a trade war with China and the European Union, even though the U.S. economy displayed strong fundamentals—record-high employment levels, a strong economy and low inflation rates. During March 2020, the U.S. Federal Reserve decide to implement two aggressive interest-rate cuts during two unscheduled meetings: a 0.5 percentage point cut on March 3rd and a 1 percentage point cut on March 15th. This decision was made in order to help mitigate the economic consequences from the COVID-19 pandemic.

Brazil, Argentina’s main trade partner, has experienced a slight increase in GDP in recent years, increasing 1.3% in 2017 and 2018 and 1.1% in 2019. Although Brazil’s economic outlook may be improving, a further deterioration of activity, a delay in Brazil’s expected economic recovery or a slower pace of economic improvement in Brazil may have a negative impact on Argentine exports and on the overall level of economic and industrial activity in Argentina, particularly with respect to the automotive industry. In addition, the inauguration of Jair Bolsonaro as the president of Brazil has contributed to geopolitical volatility in this region as a result of his polarizing ideologies.

China, which is the main importer of Argentine raw materials, experienced an economic slowdown in 2018 and 2019 when compared to recent years. The prices for Argentine commodities, in particular oilseeds, have displayed a falling trend in recent years. If this trend continues, it could affect the inflow of foreign currency into Argentina from exports. The slowdown of the Chinese economy and increased volatility of its financial markets could impact financial markets worldwide, which, in turn, could increase the cost and availability of financing both domestically and internationally for Argentine companies.

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

The Argentine Peso depreciated 15.6% as compared to the U.S. Dollar in 2017, 50.3% in 2018 and 36.9% in 2019 according to the official quotation of the Central Bank. If the Peso further depreciates against the U.S. Dollar, as has recently occurred and which could occur again in the future, this could have an adverse effect on the ability of Argentine companies to make timely payments on their debts denominated in or indexed or otherwise connected to a foreign currency, generate very high inflation rates, reduce real salaries significantly, and have an adverse effect on companies focused on the domestic market, such as public utilities and the financial industry. Such a potential devaluation could also adversely affect the Argentine government’s capacity to honor its foreign debt, with adverse consequences for Grupo Galicia’s and Banco Galicia’s businesses, which could affect Grupo Galicia’s capacity to meet obligations denominated in a foreign currency which, in turn, could have a material adverse effect on the trading prices for Grupo Galicia’s ADSs.

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

In order to control the depreciation of the Peso, on September 1, 2019 the Executive Branch introduced capital controls through decree No. 609/2019, whose validity was extended indefinitely by the government of Fernández through Decree No. 91/2019 and Communication "A" 6854 and 6856 of the Central Bank. These controls include the need to obtain authorization from the Central Bank to purchase foreign currency in excess of US$200 per month per person, and the mandatory liquidation of exporters’ foreign exchange earnings in the local market within five days, among other measures. This allows the Central Bank to exercise control over the Peso and therefore to prevent the Argentine currency from depreciating.

A depreciation of the Peso could adversely affect the Argentine economy and Grupo Financiero Galicia’s financial condition, its business and its ability to service its existing debt obligations. Moreover, an acceleration of inflation caused by an exchange rate crisis would raise the costs associated with Grupo Galicia’s subsidiaries servicing their foreign currency-denominated, which could increase Grupo Galicia’s costs and therefore have a material adverse effect on Grupo Galicia’s financial condition and results of operations.

Changes or new regulations in the Argentine foreign exchange market may adversely affect the ability and the manner in which Grupo Galicia repays its obligations denominated in, indexed to or otherwise connected to a foreign currency.

Since December 2001, different government administrations have established and implemented various restrictions on foreign currency transfers (both in respect of transfer into and out of Argentina). Such is the case of the current measures that limit the ability of residents to purchase foreign currency for saving purposes and by capping the amount that can be purchased by the general public at US$200 per month and imposing a 30% tax on all such foreign currency purchases, as well as on any purchases in foreign currency made with debit or credit cards and on the purchase of international flights, hotels or tourism packages.

The impact that these measures or potential future measures will have on the Argentine economy and Grupo Galicia is uncertain. No assurance can be provided that the regulations will not be amended, or that no new regulations will be enacted in the future imposing greater limitations on funds flowing into and out of the Argentine foreign exchange market. Any such new measures, as well as any additional controls and/or restrictions, could materially affect Grupo Galicia’s ability to access the international capital markets and may undermine its ability to make payments of principal and/or interest on its obligations denominated in a foreign currency or transfer funds abroad (in total or in part) to make payments on its obligations (which could affect Grupo Galicia’s financial condition and results of operations). Therefore, Argentine resident or non-resident investors should take special notice of these regulations (and their amendments) that limit access to the foreign exchange market. In the future Grupo Galicia may be prevented from making payments in U.S. Dollars and/or making payments outside of Argentina due to the restrictions in place at that time in the foreign exchange market and/or due to the restrictions on the ability of companies to transfer funds abroad.

It may be difficult to effect service of process against Grupo Galicia’s executive officers and directors, and foreign judgments may be difficult to enforce or may be unenforceable.

Service of process upon individuals or entities which are not resident in the United States may be difficult to obtain in the United States. Grupo Galicia and its subsidiaries are companies incorporated under the laws of Argentina. Most of their shareholders, directors, members of the Supervisory Syndics’ Committee, officers, and some specialists named herein are domiciled in Argentina and the most significant part of their assets is located in Argentina. Although Grupo Galicia has an agent to receive service of process in any action against it in the United States with respect to its ADSs, none of its executive officers or directors has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult to effect service of process against Grupo Galicia’s executive officers and directors. Additionally, under Argentine law, the enforcement of foreign judgments will only be allowed if the requirements in sections 517 to 519 of the National Code of Civil and Commercial Procedures or the applicable local code of procedures are met, and provided that the foreign judgment does not infringe on concepts of public policy in Argentine law, as determined by the competent courts of Argentina. As such, an Argentine court may find that the enforcement in Argentina of a foreign judgment (including a U.S. court) that requires payment be made by an Argentine individual to holders of its foreign currency-denominated securities outside of Argentina is contrary to the public policy if, for instance, there are legal restrictions in place prohibiting Argentine debtors from transferring foreign currency abroad to pay off debts.

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

The former administration initiated significant reforms in the electric power sector. As part of such reforms, such administration took actions designed to guarantee the supply of electric power in Argentina, such as instructing the Ministry of Energy and Mining to develop and implement a coordinated program to guarantee the quality of the electric power system and ration individuals’ and public entities’ consumption of energy by increasing tariffs. In the past, the Argentine government and certain provincial governments have approved significant price adjustments and tariff increases applicable to certain generation and distribution companies, resulting in an increase in cost of energy prices for consumers.

On March 31, 2017, the Ministry of Energy and Mining released a new tariff schedule that increased the price consumers pay for electricity and natural gas by 36% with the goal of reducing government subsidies for energy consumption as part of efforts to reduce the Argentine government’s fiscal deficit. Following a public hearing, the Minister of Energy and Mining released a revised tariff schedule in December 2017, which further increased rates between 34% and 57% (depending on the province) for natural gas and approximately 34% for other electricity. On December 28, 2018, the government further increased gas and electricity tariffs to 40% and 55%, respectively, which were implemented during 2019.

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

In the past, the Argentine government has passed laws and regulations requiring private sector companies to maintain certain salary levels and provide their employees with additional work-related benefits. Furthermore, employers, both in the public sector and in the private sector, have been experiencing intense pressure from their personnel, or from the labor unions representing such personnel, demanding salary increases and certain benefits for the workers, given the prevailing high inflation rates. Specifically, during the early months of 2019 the Argentine union that represents employees in the banking sector declared general strikes. These strikes did not have a direct effect on banks but did impact the clients of banks who were not able to access to banks’ branches. Strikes similar to the one that took place in 2019, however, can deteriorate the perception the public has of banks, which could have a reputational cost for us. Labor pressure is active in Argentina and can potentially lead to further strikes or work stoppages if demands are not satisfied, which could have a material and adverse effect on Grupo Galicia’s operations.

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

High levels of government expenditures in Argentina could generate long lasting adverse consequences for the Argentine economy.

Since 2007, Argentina increased its spending to GDP to reach a maximum of 24% in 2015, quite above the ratio of the rest of the countries in the region. Since then, a decreasing trend in expenditures was observed until the year 2019.

Despite the trend of recent years, if government expenditures increases to an extent that outpaces Argentina’s revenues, the country’s fiscal deficit is likely to increase, and the Argentine government may be forced to seek assistance from the Central Bank and/or the National Administrator of Pensions.

Any such increase in Argentina’s deficit could have a negative effect on the government’s ability to access to the long term financial markets, and in turn, could limit the access to such markets for Argentine companies, such as Grupo Galicia and its subsidiaries. The same may have a material and adverse effect on Grupo Galicia’s financial condition and results of operations.

The novel coronavirus could have an adverse effect on our business operations.

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. Several measures were undertaken by the Chinese government and other countries to control the coronavirus, including the use of quarantine (with approximately 60 million people affected in China), travel restrictions to and from China by certain air carriers and foreign governments. Since such initial outbreak, COVID-19 has been declared a pandemic and the virus spread and continues to spread globally, as of the date of this annual report, affecting more than 148 countries and territories around the world, including Argentina. To date, COVID-19s has caused significant social and market disruption.

The long-term effects to the global economy and to Grupo Galicia of epidemics, pandemics and other public health crises, such as COVID-19, are difficult to assess or predict, and may include risks to employee’s health and safety, and reduce our business operations. Any prolonged restrictive measures put in place to control an outbreak of a contagious disease or virus or other adverse public health development in any of our targeted markets may have a material and adverse effect on our business operations. We may also be affected by a decline in the demand of our services, or the need to implement policies limiting the efficiency and effectiveness of our operations, including the implementation of work from home policies. The impact epidemics, pandemics and other health crises, such as COVID-19 may have on the methods we use to sell and distribute our products and services, on our human capital resources productivity, and on the ability of our suppliers and consultants to provide goods and services and other resources in a timely manner to support our business, are also impossible to assess or predict at this moment.

Furthermore, certain measures imposed by the local administration, such as travel restrictions, border closures and lock-down measures which have forced us to set in place work from home arrangements for our employees, may also have a material impact on our ability to operate and achieve our business goals.

Considering the current health crisis, and the related halt in economy the world is facing, we may also experience higher default rates on the financings granted to our clients, liquidity deficiencies, difficulties in our ability to service our debts and other financial obligations. We may also face difficulties in trying to access to debt and capital markets and be forced to refinance preexisting financing arrangements. Although the actual impact is impossible to assess, the occurrence of any of such events could have a material adverse effect on our operations.

Finally, it is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Neither can we predict how the disease will evolve (and potentially, spread) in Argentina, nor anticipate future restrictions the Argentine government may impose.

The Argentine economy could be negatively affected by external factors that have an impact in the whole world, such as COVID-19’s spread and the consequent implementation of measures destined to deal with the mentioned pandemic, and its economic impact both on a local and an international level.

The Argentine economy is vulnerable to external factors. In this sense, most economies in the world (including Argentina and its main trade partners) are being affected by the spread of COVID-19. The virus’ progression, which has been declared a pandemic by the World Health Organization, has led to the application of measures that have a severe economic impact.

In Argentina, these measures include the implementation of a generalized quarantine with the intention of hindering the virus’ advancement and to avoid the collapse of the local health system. This entails a halt in most economic activities (excluding essential ones, such as healthcare services, manufacturing of food products, medical equipment or pharmaceuticals, supermarkets and pharmacies, security forces) and the suspension of road and air travels, among others. These measures, and any others the Argentine government might implement in the future, have a negative and direct impact on the country’s economy, by reducing both aggregate supply and demand.

Additionally, the progression of the virus and the consequent measures destined to fight the virus could entail a reduction in the economic growth in any of Argentina’s trade partners (such as Brazil, the European Union, China and the United States). The contraction of the economies of our trade partners could have a sizeable and adverse impact on Argentina’s trade balance and economy through a fall in the demand for Argentine exports or a decline in the prices of agricultural commodities.

On the other hand, higher uncertainty levels associated with the progress of a global pandemic implies the strengthening of the U.S. Dollar and the devaluation of the currencies of emerging countries, Argentina’s trade partners included. This could increase the financial pressure on the Argentine peso and lead to a devaluation of the local exchange rate, or cause the loss of competitiveness against our trade partners.

Any of these potential risks to the Argentine economy could have a significant and negative effect on the business, financial situation and operational results of the Company.

Failure to adequately address actual and perceived risks arising from institutional deterioration and corruption could adversely affect Argentina’s economy and financial position and the ability of Argentine companies to attract foreign investment.

The lack of a solid institutional framework and corruption have been identified as serious problems for Argentina and may continue to be. In the Transparency International’s Corruption Perceptions Index 2019, which measures corruption in 180 countries, Argentina ranked No.66. In the World Bank’s “Doing Business” report in 2019, Argentina Ranked No.119 out of 190 countries. The failure to address these issues could increase the risk of political instability, distort the decision-making process, adversely affect Argentina’s international reputation and its ability and the ability of its companies to attract foreign investment.

A deterioration in the Argentine reputation could have a material and adverse effect on Grupo Galicia’s financial condition and results of operations.

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

As a result of the 1999-2002 financial crisis (in which the Argentine economy fell 18.4%), the volume of financial intermediation activity dropped dramatically: private sector credit plummeted from 24% of GDP in December 2000 to 7.7% in June 2004 and total deposits as a percentage of GDP fell from 31% to 23.2% during the same period. The depth of the crisis and the effect it had on depositors’ confidence in the financial system created uncertainty regarding its ability to act as an intermediary between savings and credit. Furthermore, the ratio of the total financial system’s private-sector deposits and loans to GDP remains low when compared to international levels and continues to be lower than the periods prior to the crisis, especially in the case of private-sector deposits and loans, which amounted to 12.8% and 8.6% of GDP, respectively, as of December 31, 2019.

There is no assurance that financial intermediation activities will continue in a manner sufficient to reach the necessary volumes to provide financial institutions, including Banco Galicia, with sufficient capacity to generate income, or that those actions will be sufficient to prevent Argentine financial institutions, such as Banco Galicia, from having to assume excessive risks in terms of maturity mismatches. Under these circumstances, for an undetermined period of time, the scale of operations of Argentine-based financial institutions, including Banco Galicia, their business volume, the size of their assets and liabilities or their income-generation capacity could be much lower than before the 1999-2002 crisis which may, in turn, impact the results of operations of Banco Galicia and, potentially, the trading price for Grupo Galicia’s ADSs.

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

Banco Galicia’s exposure to the public sector as of December 31, 2019 was Ps.110,957 million, representing approximately 19% of its total assets and 142% of its shareholders’ equity. Of this total, Ps.58,141 million were Argentine Central Bank debt instruments, Ps.22,759 million corresponded to Argentine government securities, while the remaining Ps.30,057 million corresponded to other receivables resulting from financial brokerage. As a result, Grupo Galicia’s income-generating capacity may be materially impacted or may be particularly affected by the Argentine public sector’s repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above. Banco Galicia’s ability to honor its financial obligations may be adversely affected by the Argentine government’s repayment capacity or its failure to meet its obligations in respect of Argentine government obligations owed to Banco Galicia.

The Consumer Protection Law may limit some of the rights afforded to Grupo Galicia and its subsidiaries.

Argentine Law No.24,240 (as amended by Law No. 26,361, Law No. 27,250, Law No. 27,265 and Law No. 27,266, the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Galicia’s customers. Additionally, Law No.25,065 (as amended by Law No.26,010 and Law No.26,361, the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders. On October 1, 2014, a new Civil and Commercial Code was sanctioned, which captured the principles of Consumer Protection Law and established their application to banking agreements.

On September 17, 2014, Law No.26,993 was enacted, which created a “System to Solve Disputes in Consumer Relationships”, introducing new administrative and legal procedures within the framework of the Consumer Protection Law; namely, an administrative and a judicial regime for such matters.

The application of both the Consumer Protection Law and the Credit Card Law by administrative authorities and courts at the federal, provincial and municipal levels has increased. This trend has led to an increase in general consumer protection levels. In the event that Grupo Galicia and its subsidiaries are found to be liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of Grupo Galicia and its subsidiaries’ rights, for example, with respect to their ability to collect payments due from services and financing provided by Grupo Galicia or its subsidiaries, and adversely affect their financial results of operations. There can be no assurance that court and administrative rulings based on the newly enacted regulation or measures adopted. by the enforcement authorities will not increase the degree of protection given to its debtors and other customers in the future, or that they will not favor the claims brought by consumer groups or associations.

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

Risk Factors Relating to Us

Grupo Galicia may be unable to repay its financial obligations or dividends due to a lack of liquidity it may suffer because of being a holding company.

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

Grupo Galicia’s subsidiaries are under no obligation to pay any amount to enable Grupo Galicia to carry out investment activities and/or to cancel its liabilities or to give Grupo Galicia funds for such purposes. Each of the subsidiaries is a legal entity separate from Grupo Galicia, and due to certain circumstances, legal or contractual restrictions, as well as to the subsidiaries’ financial condition and operating requirements, Grupo Galicia’s ability to receive dividends and its ability to develop its business and/or to comply with payment obligations could be limited. Under certain Central Bank regulations, Banco Galicia has restrictions relating to dividend distributions.

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

Notwithstanding the foregoing, due to the regulations recently passed by the Argentine Central Bank within the framework of the measures taken by the government to respond to the COVID-19, the capacity of the Argentine financial system to pay cash dividends has been suspended until June 30, 2020.

In the context of the COVID-19 outbreak, the Argentine Central Bank restricted the ability of Argentine financial institutions to distribute dividends

In the context of the ongoing COVID-19 pandemic, the Argentine Central Bank issued on March 19, 2020, Communication “A” 6939, which suspended the ability of Argentine financial institutions to distribute dividends until June 30, 2020, in order to maintain the lending capacity of the financial institutions.

As the measures taken by the administration to control the fallout from COVID-19 are recent, uncertain and changing rapidly, it is difficult to predict the full impact of full measures on Grupo Financiero Galicia and its subsidiaries, nor can we predict whether Grupo Financiero Galicia would be able to make contributions to its subsidiaries as a consequence of this measure. The ongoing evolution of this pandemic could result in a material adverse effect on our business, financial condition and results of operations.

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

The price of Grupo Financiero Galicia’s ordinary shares may fluctuate significantly, and your investment may decline in value.

The price of Grupo Financiero Galicia´s ordinary shares may fluctuate significantly in response to several factors, many of which are beyond our control, including those described in this annual report under “Risk Factors Relating to Argentina” and “Risk Factors Relating to the Argentine Financial System”.

The stock markets in general, and the shares of emerging market in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies involved. Grupo Financiero cannot assure that any trading price or valuation will be sustained. These factors may materially and adversely affect the market price of our ordinary shares, which may limit or prevent investors from readily selling Grupo Financiero’s ordinary shares and may otherwise affect liquidity, regardless of Grupo Financiero Galicia’s operating performance.

Market fluctuations, as well as general political and economic conditions in the markets in which we operate, such as recessions or currency exchange rate fluctuations, may also adversely affect the market price of Grupo Financiero Galicia’s ordinary shares.

Adverse conditions in the credit, capital and foreign exchange markets may have a material adverse effect on Grupo Galicia’s business, financial position and results of operations and adversely impact it by limiting its ability to access funding sources.

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

The occurrence of an operational risk impacting any of Grupo Galicia’s businesses, could disrupt its business functions and have a negative impact on its results of operations.

As with other financial institutions, operational risks could arise in any of Grupo Galicia’s businesses. These risks may include losses resulting from inadequate or failed internal and external processes, systems or human error, fraud, the effects of natural or man-made catastrophic events (such as natural disasters or pandemics) or from other external events. Exposure to such events could disrupt Grupo Galicia’s systems and operations significantly, which may result in financial losses and reputational damage.

Pandemics and other material public health problems could result in social, economic or labor instability in the world and domestically and disrupt the operations of our business. For example, the COVID-19 pandemic has resulted in travel restrictions and extended shutdowns of certain businesses in many regions.

Mass employee absences and/or absences of certain key personnel could strain our ability to continue to operate seamlessly.

The main risk factors identified in the last risk assessment undertaken by our Risk Management Division were system failures, adverse legal decisions and economic losses generated by fraud. Although we have implemented numerous controls to avoid the occurrence of inefficient or fraudulent operations, errors can occur and compound even before being detected and corrected. In addition, some of our transactions are not fully automatic, which may increase the risk of human error or manipulation, and it may be difficult to detect losses quickly. The occurrence of any one or more of the above events could have a material adverse impact on our business, financial condition and results of operations.

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

Cybersecurity breaches can result in, for example, identity fraud, phishing, ransomware, information leaks, APT (Advanced Persistent Threat), DDoS Attacks (Distributed Denial of Service) or the theft of sensitive and confidential information, and may affect negatively the security of information that is stored and transmitted through the information systems and network infrastructure of Grupo Galicia and negatively affect the reputation of Grupo Galicia’s brands, thereby causing existing and potential clients to refrain from conducting business with Grupo Galicia’s subsidiaries.

In spite of all existing security measures, Grupo Galicia cannot provide any assurance that the systems are invulnerable to cybersecurity breaches or that the mentioned measures will be successful in protecting against any such breach. In addition, any of the aforementioned events could lead to an increase in compliance costs for Grupo Galicia’s subsidiaries. If any of the above described events were to occur, it could lead to monetary losses and reputational damage to Grupo Galicia’s brands, which could reduce the use and acceptance of its products, greater regulation, and increased compliance costs, therefore adversely affect its business and results of operation and the trading price for its ADSs.

Grupo Galicia’s subsidiaries estimate and establish reserves for potential credit risk or future credit losses, which may be inadequate or insufficient, and which may, in turn, materially and adversely affect its financial position and results of operations.

Pursuant to the implementation of IFRS 9, Grupo Galicia’s subsidiaries establish reserves for potential credit risk and losses related to changes in the levels of income of debtors/borrowers, increased rates of inflation, increased levels of non-performing loans or an increase in interest rates. This process requires a complex methodology mixing probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”), including economic projections and assumptions regarding the ability of debtors to repay their loans.

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

If Grupo Galicia’s subsidiaries should fail to meet regulatory standards or expectations or detect money laundering and other illegal or inappropriate activities in a comprehensive or timely manner. Grupo Financiero Galicia´s subsidiaries may incur fines, penalties, reputational harm and other negative consequences.

Grupo Financiero Galicia’s subsidiaries must be in compliance with all applicable laws against money laundering, funding of terrorist activities and other regulations. These laws and regulations require, among other things, that Grupo Galicia’s subsidiaries adopt and implement control policies and procedures which involve “know your customer” principles that comply with the applicable regulations and reporting suspicious or unusual transactions to the applicable regulatory authorities. As such, Grupo Galicia’s subsidiaries maintain systems and procedures designed to ensure that they comply with applicable laws and regulations. However, Grupo Galicia’s subsidiaries are subject to heightened compliance and regulatory oversight and expectations, particularly due to the evolving and increasing regulatory landscape that they operate in. Further, Grupo Galicia’s subsidiaries could become subject to future regulatory requirements beyond those currently proposed, adopted or contemplated. The cumulative effect of all of the legislation and regulations on their business, operations and profitability remains uncertain. This uncertainty necessitates that Grupo Galicia’s subsidiaries make certain assumptions with respect to the scope and requirements of the proposed rules in their business planning. If these assumptions prove incorrect, Grupo Galicia’s subsidiaries could be subject to increased regulatory and compliance risks and costs as well as potential reputational harm.

In addition, a single event or issue may give rise to numerous and overlapping investigations and proceedings in different jurisdictions. Also, the laws and regulations in jurisdictions in which Grupo Galicia’s subsidiaries operate may be different or even conflict with each other as to the products and services offered by Grupo Galicia’s subsidiaries or other business activities Grupo Galicia’s subsidiaries may engage in, which can lead to compliance difficulties or issues. Furthermore, many legal and regulatory regimes require Grupo Galicia’s subsidiaries to report transactions and other information to regulators and other governmental authorities’ self-regulatory organizations, exchanges, clearing houses and customers. Grupo Financiero Galicia´s subsidiaries may be subject to fines, penalties, restrictions on our business, or other negative consequences if they do not timely, completely, or accurately provide regulatory reports, customer notices or disclosures, or make tax-related withholdings or payments, on behalf of themselves or their customers.

While Grupo Galicia’s subsidiaries have adopted policies and procedures intended to detect and prevent the use of their networks for money laundering activities and by terrorists, terrorist organizations and other types of organizations, those policies and procedures may fail to fully eliminate the risk that Grupo Galicia’s subsidiaries have been or are currently being used by other parties, without their knowledge, to engage in activities related to money laundering or other illegal activities. Moreover, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there was in place at the time, systems and procedures designed to ensure compliance. For example, Grupo Galicia’s subsidiaries are subject to regulations issued by the Office of Foreign Assets Control (“OFAC”) that prohibit financial institutions from participating in the transfer of property belonging to the governments of certain foreign countries and designated nationals of those countries. OFAC may impose penalties or restrictions on certain activities for inadvertent or unintentional violations even if reasonable processes are in place to prevent the violations. Any violation of the applicable laws or regulatory requirements, even if inadvertent or unintentional, or any failure to meet regulatory standards or expectations, including any failure to satisfy the conditions of any consent orders, could result in fees, penalties, restrictions on Grupo Galicia’s subsidiaries. ability to engage in certain business activities, reputational harm, loss of customers or other negative consequences.

A disruption or failure in Grupo Galicia’s information technology system could adversely affect its operations and financial position.

The success of Grupo Galicia’s subsidiaries is dependent upon the efficient and uninterrupted operation of their communications and computer hardware systems, including those systems related to the operation of their ATM networks and digital channels. Grupo Galicia’s communications, systems or transactions could be harmed or disrupted by power failures, data breach, cyber-attacks, acts of terrorism, physical theft, reputation incidents and similar events or disruptions. Any of the foregoing events may cause disruptions in Grupo Galicia’s systems, delays and the loss of critical data, and could prevent it from operating at optimal levels. In addition, the contingency plans in place may not be sufficient to cover all those events and, therefore, this may mean that the applicable insurance coverage is limited or inadequate, preventing Banco Galicia from receiving full compensation for the losses sustained as a result of such a global disruption. If any of these events occur, it could damage the reputation, entail serious costs and affect Grupo Galicia’s transactions, as well as its results of operations and financial position.

As of July 1, 2018, the Peso qualifies as a currency of a hyperinflationary economy, and Grupo Galicia is required to apply inflationary adjustments to its financial statements, which adjustments could adversely affect its financial statements, results of operations and financial condition.

Pursuant to IAS 29 (Financial Reporting in Hyperinflationary Economies), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated in a suitable general price index to control for the effects of changes. IAS 29 does not prescribe when hyperinflation arises, but rather provides for several characteristics indicating hyperinflation in an economy. In addition, the IASB does not identify specific hyperinflationary jurisdictions. In June 2018, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries”, categorized Argentina as a country with a projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present. Argentine companies applying IFRS are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018. In addition, certain regulatory authorities, such as the Argentine Securities Commission (Comisión Nacional de Valores) (“CNV”), have required that financial statements submitted to the CNV for the periods ended on and after December 31, 2018 to be restated for inflation in accordance with IAS 29.

For purposes of the determination of the indexation for tax purposes, Law No.27,468, enacted on December 4, 2018, substituted the Wholesale Price Index for CPI and modified the standards triggering tax indexation procedures. For the three fiscal years beginning January 1, 2018, such tax indexation will be applicable if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020. The tax indexation determined during any such year will be allocated as follows: 1/6 in that same year, and the remaining 5/6 in equal parts in the following five years. From January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29.

Grupo Galicia cannot predict the full impact of the application of such tax indexation procedures and the related adjustments on its financial statements or the effects of such tax indexation procedures on its business, results of operations and financial condition.

Small spreads in interest rates between loans and deposits, could harm our financial position and results of operations.

We carry out our operations in a country that is subject to frequent regulatory changes, high inflation and frequent currency devaluations. As a result, interest rates fluctuate frequently with direct impacts on the main source of income for the business of our subsidiaries.

These fluctuations may generate losses based on the type of financing granted, the value of the interest rate for the financing and the other terms of the loans extended. For example, in such a volatile country, the granting of long-term loans with fixed rates can result in severe monetary losses if the interest rate earned on the loans extended does not exceed the interest that we (or our subsidiaries) pay on deposits we or they hold.

In addition to this, the increasing competition we face from digital banks has forced us to offer lower interest rates than we otherwise would in order to remain competitive in the market. If we are not able to maintain profitable spreads between interest that we earn on the loans that we and our subsidiaries grant and the interest that we pay on the deposits that we and our subsidiaries hold, our results of operations and financial condition may be materially adversely impacted.

Problems in operations due to failures in services contracted from external suppliers.

Due to the nature of the business and the size of our business, many of our computer systems and operations depend on services contracted from external suppliers. This prevents us from controlling, in depth, the operation and provision of such services. Performance or operational failures of outsourced services may result in operational losses or system failures, with subsequent negative impacts on our reputation, financial condition and results of operations.

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

Through the operating subsidiaries of Tarjetas Regionales in which Grupo Financiero Galicia owns 83% ownership interest, we provide proprietary brand credit cards throughout the “Interior” of the country and consumer finance services throughout Argentina. Argentines refer to the Interior as all of Argentina except for the city of Buenos Aires and the areas surrounding the city of Buenos Aires (“Greater Buenos Aires”), i.e., the provinces, including the Buenos Aires Province but excluding the city of Buenos Aires and its surroundings.

Through Sudamericana Holdings and its subsidiaries, we provide insurance products in Argentina. We directly or indirectly own other companies providing financial related products as explained herein.

We are one of Argentina’s largest financial services groups with consolidated assets of Ps.685,519 million as of December 31, 2019. For more information regarding Prisma Medios de Pago divestiture, the corporate reorganization of the broker services and mutual funds companies, the corporate reorganization of Tarjetas Regionales and the sale of Compañia Financiera Argentina S.A. (“CFA”), please see “History”.

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

On May 16, 2000, our shareholders held an extraordinary shareholders’ meeting during which they unanimously approved a capital increase of up to Ps.628,704,540 and the public offering and listings of our class B shares. All of the new common shares issued as a result of such capital increase were designated as class B shares, with a par value of Ps.1. During this extraordinary shareholders’ meeting, all of our existing shareholders waived their preemptive rights. In addition, the shareholders determined that the exchange ratio for the exchange offer would be one class B share of Banco Galicia for 2.5 of our class B shares and one ADS of Banco Galicia for one of our ADSs. The exchange offer was completed in July 2000 and the resulting capital increase was of Ps.549,407,017. Upon the completion of the exchange offer, our only significant asset was our 93.23% interest in Banco Galicia.

On January 2, 2004, our shareholders held an extraordinary shareholders’ meeting during which they approved a capital increase of up to 149,000,000 preferred shares, each of them mandatorily convertible into one of our class B shares on the first anniversary of the date of issuance. Such shares were to be subscribed for in up to US$100 million of face value of subordinated notes to be issued by Banco Galicia to its creditors in the restructuring of the foreign debt of its head office in Argentina (the “Head Office”) and its Cayman Branch, or in cash. This capital increase was carried out in connection with the restructuring of Banco Galicia’s foreign debt. On May 13, 2004, we issued 149,000,000 preferred non-voting shares, with preference over the ordinary shares in the event of liquidation, each with a face value of Ps.1. The preferred shares were converted into class B shares on May 13, 2005. With this capital increase, our capital increased to Ps.1,241,407,017.

In August 2007, Grupo Financiero Galicia exercised its preemptive rights in Banco Galicia’s issuance of shares and subscribed for 93.6 million shares of Banco Galicia. The consideration paid for such shares consisted of: (i) US$102.2 million face value of notes due 2014 issued by Banco Galicia in May 2004, and (ii) cash. After the capital increase, Grupo Financiero Galicia increased Banco Galicia’s shares from 93.60% to 94.66%.

In September 2013, Grupo Financiero Galicia announced that it had reached an agreement to absorb Lagarcué S.A. and Theseus S.A. (entities that were shareholders of Banco Galicia at the moment of the merger). The consolidated financial statements prepared specifically for this merger were issued as of June 30, 2013 and the effective date of such merger was September 1, 2013.

This merger resulted in an increase of the ownership interest Grupo Financiero Galicia had in its principal subsidiary Banco Galicia in the amount of 25,454,193 class B shares, which also represented all of the total capital stock (4.526585%) Lagarcué S.A. and Theseus S.A. had in Banco Galicia.

Consequently, Grupo Financiero Galicia agreed to increase its capital stock by issuing 58,857,580 new class B shares representing 4.526585% of the outstanding capital stock of Grupo Financiero Galicia to be delivered to the shareholders of Lagarcué S.A. and Theseus S.A.

Additionally, Grupo Financiero Galicia, together with Banco Galicia and the shareholders of Lagarcué S.A. and Theseus S.A., signed a supplemental agreement governing operational issues of and providing for the settlement and mutual withdrawal of any pending claims.

All documentation related to the merger by absorption of Lagarcué S.A. and Theseus S.A. by Grupo Financiero Galicia was approved at the extraordinary shareholders’ meeting of Grupo Financiero Galicia held on November 21, 2013, including the exchange ratio and the above mentioned capital increase of Ps.58,857,580 through the issuance of 58,857,580 class B shares, with a face value of Ps.1, one vote per share, entitling its owners to participate in the profits of the financial year beginning on January 1, 2013.

On December 18, 2013, the definitive merger agreement contemplating the absorption of Lagarcué S.A. and Theseus S.A. was registered in a public deed pursuant to the terms of paragraph 4 of article 83 of the Ley General de Sociedades (Law No. 19,550, as amended, the General Corporations Law or “Corporations Law”), and effective as of September 1, 2013. Therefore, 25,454,193 class B shares of Banco Galicia, representing 4.526585 % of its capital stock previously owned by Lagarcué S.A. and Theseus and S.A. were transferred to Grupo Financiero Galicia. As a result, Grupo Financiero Galicia owns 560,199,603 shares of Banco Galicia, representing 99.621742% of its capital stock and voting rights.

On February 27, 2014, by Resolution No. 17,300, the Board of the Comisión Nacional de Valores (the “National Securities Commission”, or the “CNV”) consented to the absorption of Lagarcué S.A. and Theseus S.A and to the above mentioned increase in capital of Grupo Financiero Galicia.

On February 25, 2014, the Board of Directors of Grupo Financiero Galicia resolved to offer to acquire all of the remaining shares of Banco Galicia owned by third parties, amounting to 2,123,962 shares, at an amount of Ps.23.22 per share, which was approved by the CNV on April 24, 2014.

In compliance with Argentine regulations, Grupo Financiero Galicia made all required communications and paid the amounts corresponding to the remaining shares of Banco Galicia held by third parties. On August 4, 2014, Grupo Financiero Galicia became the owner of 100% of the outstanding capital stock of Banco Galicia when the relevant unilateral declaration to acquire the remaining shares of Banco Galicia held by third parties was recorded as a public deed pursuant to Article 95 of the Law No. 26,831 (the “Capital Markets Law”, in Spanish “Ley de Mercado de Capitales”).

On January 12, 2017, Grupo Financiero Galicia together with its main subsidiary, Banco Galicia, decided to accept an offer made by Mr. Julio A. Fraomeni and Galeno Capital S.A.U. to purchase 100% of Banco Galicia’s subsidiary, Compañía Financiera Argentina S.A. On December 4, 2017, through Resolution No. 414, the Argentine Central Bank authorized the sale of Compañía Financiera Argentina S.A. During the first quarter of fiscal year 2018, payments were completed, so Grupo Financiero Galicia received a total amount of Ps.30,771,146 (which, as adjusted for inflation, was equal to Ps.65,831,636 as of December 31, 2019) for its 3% of participation in Compañia Financiera Argentina S.A.

On May 16, 2017, the Board of Directors of Grupo Financiero Galicia accepted an offer to acquire 10,000 book-entry shares with a nominal value of Ps.1 per share, representing 1% of the share capital of Galicia Valores owned by Compañía Financiera Argentina S.A. for Ps.906,524.15 (which, as adjusted for inflation, was equal to Ps.2,324,697 as of December 31, 2019).

During August 2017, Grupo Financiero Galicia accepted a series of irrevocable sales offers for the acquisition of a 6% of the issued and outstanding share capital of the subsidiary Tarjetas Regionales S.A. On January 5, 2018, a total price of US$49,000,000 was paid and the transaction was completed on January 8, 2018, with the transfer of 22,633,260 Class A common shares, book-entry, with a par value of Ps.1 per share and 5 votes per share, and 42,033,196 Class B common shares, book-entry, with a par value of Ps.1 per share and 1 vote per share.

On October 12, 2017, the Board of Directors of the Company approved the corporate reorganization of Grupo Financiero Galicia and Banco Galicia. Such reorganization consisted of the divestiture of Banco Galicia’s shares in Tarjetas Regionales (77% of its share capital), and the incorporation of such shares into the assets of Grupo Financiero Galicia effective January 1, 2018. On January 19, 2018, the Argentine Central Bank, through Note No. 312/04/2018, confirmed that it did not object the corporate reorganization. Consecuently, Grupo Financiero Galicia holds an 83% ownership interest in Tarjetas Regionales S.A.

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

On December 27, 2017, Grupo Financiero Galicia made a capital contribution to Banco Galicia of Ps.10,000,000,000, (which, as adjusted for inflation, was equal to Ps.22,712,675,768 as of December 31, 2019).

On May 28, 2019, the Board of Directors of Grupo Financiero Galicia approved a capital contribution to Tarjetas Regionales S.A. for Ps.500,000,000 (which, as adjusted for inflation, was equal to Ps.645,455,576 as of December 31, 2019) to fund the creation of a new digital financial company, denominated “Naranja Digital Compañía Financiera S.A.U.” meant to reach the unbanked population of Argentina. Said capital contribution was effective in two payments of Ps.250,000,000 each, the first one made in June 2019 and the second one made in December 2019. The formation of said company was approved on September 16, 2019, by resolution number 205 of the Argentine Central Bank. The commencement of activities of Naranja Digital Compañía Financiera S.A.U. are subject to prior compliance with the provisions required by the Argentine Central Bank within the first year anniversary of the aforementioned resolution number 205

On July 2, 2019, the Board of Directors of Grupo Financiero Galicia accepted an offer made by Galicia Valores, to acquire 5% of the stock of Galicia Administradora de Fondos S.A. for US$920,000. Such acquisition made Grupo Financiero Galicia the sole shareholder of Galicia Administradora de Fondos S.A. Likewise, on the same date, the Board of Directors of Grupo Financiero Galicia approved the creation of a new company denominated IGAM LLC, to be registered in the state of Delaware, United States of America, to provide brokerage, investing and other financial services in Argentina and in other countries. The registration of IGAM LLC took place on July 3, 2019.

On August 15, 2019, the Board of Directors of Grupo Financiero Galicia accepted a purchase offer made by Banco Galicia to sell 10,000 shares, representing 1% of the capital stock of Galicia Valores, for Ps.695,308.54 (which, as adjusted for inflation, was equal to Ps.822,516.02 as of December 31, 2019). With this share purchase, Galicia Valores is 100% owned by our subsidiary Banco Galicia.

On September 20, 2019, the Board of Directors of Grupo Financiero Galicia approved a capital contribution to IGAM LLC for Ps.71,000,000, (which, as adjusted for inflation, was equal to Ps.79,320,966 as of December 31, 2019), to be applied to the purchase of the total stake in Galicia Valores owned by Banco Galicia. Said operation was closed at a total price of Ps.69,530,854 (which, as adjusted for inflation, was equal to Ps.77,679,641 as of December 31, 2019).

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

During the 1990s, Banco Galicia implemented a growth and modernization strategy directed at achieving economies of scale and increasing productivity and, therefore, heavily invested in developing new businesses, acquiring new customers, widening its product offering, developing its IT and human resources capabilities, and expanding its distribution capacity. This was comprised of traditional channels (branches) and, especially, alternative channels, including new types of branches (e.g., in-store), ATMs, banking centers, phone banking and online banking.

As part of its growth strategy, Banco Galicia began expanding into rural areas in the Interior, where there was believed to be a high potential for growth. Historically, the Interior was underserved relative to Buenos Aires and its surroundings with respect to access to financial services, and its population tends to use fewer banking services. Between 1995 and 1999, Banco Galicia acquired equity interests in entities and formed several non-banking companies providing financial services to individuals in the Interior through the issuance of proprietary brand credit cards. See “—Tarjetas Regionales” below.

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

On January 21, 2019 Banco Galicia, sold to AI Zenith (Netherlands) B.V. 3,182,444 book-entry common shares, with face value of Ps.1 each and one vote per share, representing 7.7007% of Prisma Medios de Pago S.A. (“Prisma”) capital stock. Banco Galicia continues to hold 3,057,642 shares in Prisma, which represents 7.3988% of its capital stock.

In August 2019, the Bank accepted an offer to acquire 100% of the shareholding in Galicia Valores made by IGAM. The price of the operation amounted to Ps.70 million. See “—Grupo Financiero Galicia”.

Tarjetas Regionales

In the mid-1990s, Banco Galicia made the strategic decision to target the “non-account holding” individuals market, which, in Argentina, typically includes the low and medium-low income segments of the population who live in the Interior of the country, in addition to certain parts of Greater Buenos Aires. To implement this strategic decision, in 1995 Banco Galicia began investing in non-bank companies (the “Regional Credit Card Companies”) operating in certain regions of the Interior. These companies provided financial services to individuals through the issuance of credit cards with proprietary brands and extended credit to its customers through such cards.

In 1995, Banco Galicia made the first investment in this business by acquiring a minority stake in Tarjeta Naranja S.A. (“Tarjeta Naranja”) and in 1997 increased its ownership to 80%. This company had begun operations in 1985 in the city of Córdoba, where it marketed “Tarjeta Naranja”, its proprietary brand credit card, and had enjoyed local growth.

In 1996, Banco Galicia formed Tarjetas Cuyanas S.A. (“Tarjetas Cuyanas”), to operate in the Cuyo Region (the provinces of Mendoza, San Juan and San Luis) in partnership with local businessmen. This company launched the “Nevada Card” in May 1996 in the city of Mendoza. Also, in 1996, Banco Galicia formed a new company, Tarjetas del Mar, to operate in the city of Mar del Plata and its area of influence. Tarjetas del Mar began marketing the “Mira Card” in March 1997.

In early 1997, Banco Galicia purchased an interest in Comfiar S.A., a consumer finance company operating in the provinces of Santa Fe and Entre Ríos, which was merged into Tarjeta Naranja in January 2004.

In 1999, Banco Galicia reorganized its participation in this business by forming Tarjetas Regionales S.A (“Tarjetas Regionales”). Tarjetas Regionales became the holding company, of Tarjeta Naranja, Comfiar S.A., Tarjetas Cuyanas, and Tarjetas del Mar. In addition, between 1999 and 2000, Tarjetas Regionales acquired Tarjetas del Sur S.A., a credit card company operating in southern Argentina. In March 2001, Tarjetas del Sur S.A. merged into Tarjeta Naranja.

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

On March 31, 2017, Banco Galicia’s Board of Directors approved the sale of its stake (58.8% of the issued and outstanding shares) in its subsidiary Tarjetas del Mar to Sociedad Anónima Importadora y Exportadora de la Patagonia (which already owned 40% of the total shares of Tarjetas del Mar). CFA also sold its stake (1.2% of the issued and outstanding shares) in Tarjetas del Mar to Federico Braun. Banco Galicia received approximately US$5,000,000 in respect of such sale.

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

Tarjeta Naranja has experienced a significant expansion of its customer base, in absolute terms and with respect to the range of customers served, number of cards issued, distribution networks and size of operations, as well as a technological upgrade and general modernization. As of December 31, 2019, Tarjeta Naranja, had approximately 8.5 million issued cards and was the largest proprietary brand credit card operation in Argentina.

In terms of funding, Tarjeta Naranja, has historically used one or more of the following third-party sources of financing: merchants, bond issuances, bank loans and other credit lines, financial leases and securitizations using financial trust vehicles. This diversification has allowed Tarjeta Naranja to maintain and expand their business without depending excessively on one single source or provider.

The business operation of Tarjeta Naranja is exposed to foreign exchange rate fluctuations and interest rate fluctuations; however, Tarjeta Naranja mitigates the foreign exchange rate risk in respect of its business and operations through hedging transactions and tries to offset its interest rate exposure with assets that bear interest at similar floating rates. In addition, Tarjeta Naranja has an overall liquidity policy requiring it to maintain sufficient liquidity to cover at least three months of future operations and to formulate a cash flow projection for each upcoming year. These internal policies and practices ensure adequate working capital through which Tarjeta Naranja protects its operations against short-term cash shortages, allowing Tarjeta Naranja to focus on expanding its business and continuously better serving their clients.

Finally, in February 2019 and December 2019, Cobranzas Regionales S.A. received capital contributions from its shareholders, Tarjeta Naranja and Tarjetas Regionales, with the main purpose of maximize the growth of the "NPOS"(a new service of Tarjeta Naranja mainly used by merchants to accept payments made from clients with any debit or credit card through a wireless device) business and the subsequent launch of the virtual wallet "NaranjaX". As a result of such capital contributions, Cobranzas Regionales S.A. capital stock increased from Ps.1 million to Ps.391 million, represented by 391,000,000 shares of face value of Ps.1 each.

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

On April 15, 2014, Banco Galicia sold its 95% interest in Galicia Administradora de Fondos to Grupo Financiero Galicia.

On July 2, 2019, Banco Galicia sold its 5% interest in Galicia Administración de Fondos to Grupo Financiero Galicia.

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

IGAM / Galicia Valores

Incorporated in 2019, IGAM is the holding company of Galicia Valores and Nargelon S.A. IGAM is registered in Delaware, USA.

Galicia Valores operates in the investment management industry. Its purpose is to provide broker and financial advisory services while working to build trustworthy and long-term relationships with its clients and prospects. Galicia Valores scope of business is mostly local.

As of 2019, Galicia Valores became a Mercado Abierto Electrónico (MAE) Agent. MAE is one of Argentina’s electronic markets and its main trading parties are institutional investors such as banks, insurance companies, investment brokers and mutual funds. As a MAE Agent, Galicia Valores can trade bonds, currency, futures and other derivatives within MAE. MAE’s.

Capital Investments and Divestitures

During 2019, our capital expenditures amounted to Ps.7,897 million, allocated as follows:

  Ps.3,546 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

  Ps.4,351 million in licenses and other intangible assets.

During 2018, our capital expenditures amounted to Ps.5,673 million, allocated as follows:

  Ps.3,595 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and
  Ps.2,078 million in licenses and other intangible assets.

During 2017, our capital expenditures amounted to Ps.5,015 million, allocated as follows:

  Ps.4,187 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and
  Ps.828 million in licenses and other intangible assets.

These capital expenditures were primarily made in Argentina.

For a description of our divestitures in 2019, 2018 and 2017, please see “─History” ─ “Grupo Financiero Galicia”, “Banco Galicia” and “Tarjetas Regionales”.

Investment Planning

We have budgeted capital expenditures for the fiscal year ending December 31, 2020, for the following purposes and amounts:

December 31, 2020
(in millions of Pesos)
Infrastructure of Corporate Buildings, Tower and Branches (construction, furniture, equipment, phones and other fixed assets)	1,539
Organizational and IT System Development	5,219
Total Investment Planning	6,758

These capital expenditures will primarily be made in Argentina. Management considers that internal funds will be sufficient to finance capital expenditures for the year ending December 31, 2020.

B. Business Overview

Business

Banking

Banco Galicia, our largest subsidiary, operates in Argentina and substantially all of its customers, operations and assets are located in Argentina. Banco Galicia is a bank that provides, directly or through Grupo Financiero Galicia subsidiaries, a wide variety of financial products and services to large corporations, SMEs, and individuals.

Banco Galicia is one of Argentina’s largest full-service banks and is a leading provider of financial services in Argentina. According to information published by the Argentine Central Bank, as of December 31, 2019, Banco Galicia ranked first in terms of loan portfolio and second in terms of assets and deposits within private-sector banks in Argentina. As of the same date, Banco Galicia also ranked first among private-sector domestic banks in terms of assets, loans and deposits. Its market share of private sector deposits and of loans to the private sector was 9.92% and 11.57%, respectively, as of December 31, 2019. As of December 31, 2019, Banco Galicia had total assets of Ps.616,356 million, total loans and other financing of Ps.309,329 million, total deposits of Ps.397,840 million, and its shareholders’ equity amounted to Ps.96,297 million.

Banco Galicia provides a full range of financial services through one of the most extensive and diversified distribution platforms amongst private-sector financial institutions in Argentina. This distribution platform, as of December 31, 2019, was comprised of 326 full service banking branches, located throughout the country, 2,054 ATMs and self-service terminals owned by Banco Galicia, phone banking and e-banking facilities. Banco Galicia’s customer base, on an unconsolidated basis, was comprised of approximately 2.7 million customers, who were comprised of mostly individuals but who also included 104,010 companies. Banco Galicia has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, based on internal studies undertaken by Banco Galicia, it is estimated that Banco Galicia is one of the primary providers of financial services to individuals, one of the largest providers of credit cards, one of the primary private-sector institutions serving SMEs, and has traditionally maintained a leading position in the agriculture and livestock sectors. Banco Galicia’s primary clients are classified into three categories, Wholesale Banking, Retail Banking, and Financial Banking.

Wholesale Banking

Banco Galicia’s Wholesale Banking division is organized into the following three departments based on their client’ segment: (i) Corporate, Investment Banking and Capital Markets; (ii) Middle-Market Banking and (iii) Agricultural Sector.

Corporate, Investment Banking and Capital Markets

This department provides services to clients whose annual invoices start at Ps.3,000 million or which due to complexity of their businesses and / or their profile as a multinational corporation, require special treatment in terms of financial advice and structuring. The active portfolio of this segment showed an annual growth of 20% and 73% in deposits as compared to December 2018, and as of December 2019, this segment serviced over 950 companies from 300 different economic groups.

Corporate, Investment Banking and Capital Markets’ service model is based on developing long-term, strategic and commercial relationships with customers. Considering the needs of each business, the economic activity involved and the markets where its customers operate, the Bank has designed suitable solutions in terms of requirements and response times, leveraged in digital transaction banking.

The Corporate, Investment Banking and Capital Markets division focuses on providing advice to wholesale banking clients on the issuance of new public and private debt as well as refinancing their existing debt. In 2019, Banco Galicia consolidated its leadership as one of the main banks operating in the local capital market and in structuring tailored financings for corporate, SME and agribusiness companies. The Bank was involved in more than 50 transactions, including 16 syndicated and structured loans, 6 restructurings and 28 public issuances in the capital market, offering a wide variety of products which included, among others, debt securities, short-term securities, sovereign and sub sovereign notes and financial trusts.

Among the transactions denominated in Argentine pesos, noteworthy issuances included (i) government securities issued by the City of Buenos Aires and of the Province of Buenos Aires, for Ps.7,044 million, (ii) securities issued by affiliates, such as Tarjeta Naranja S.A., for Ps.1,584 million, and (iii) securities issued by banks, financial and automotive entities for more than Ps.6,405 million in the aggregate.

Among the transactions denominated in US dollars, we can highlight (i) Banco Galicia's own issuance of bonds for US$82.7 million, (ii) securities issued by local financial institutions for US$488 million, and (ii) the participation of Banco Galicia as local placement agent for Pampa Energía’s international bond issuance for US$300 million.

The Bank participated in syndicated loans amounting to more than Ps.850 million and US$560 million, governed by both local and international law, covering different sectors but mainly focused in the energy, oil & gas and agriculture areas. In terms of liability management, this department managed to restructure transactions for over Ps.2,000 million and US$6 million.

In line with Banco Galicia's initiative to finance sustainable investment projects, the Bank granted financing for approximately US$50 million, among which it would highlight the bilateral loan granted to Grupo Insud to generate energy from forest biomass, awarded under the RenovAR 2.0 Program.

Middle-Market Banking

This segment services all business sectors and companies, except for those that are serviced by the agricultural sector described below, whose annual revenues range from Ps.400 million to Ps.3,000 million. As compared to 2018, the volume of active portfolio for this segment in 2019 stagnated, but still managed to achieve with a 10% growth in the average cash balance.

Agricultural Sector

The Agricultural Sector is the only segment defined by its customers’ industry, regardless of its profile and size. Banco Galicia tailors its product and service offerings to serve its customers in this segment, understanding that the development of digital solutions that more closely connect and communicate with customers in this segment are key to the growth of the business.

In 2019, Galicia Rural Card remained one of the most valued products for covering the financial needs of customers in this segment, with such card being the leading credit card offered by private banks to clients in this sector in Argentina, with a 63% market share. Our inter-annual growth in loan volume was approximately 70%, making Banco Galicia the leading bank for providing financing in this sector.

Retail Banking

In 2019, Retail Banking continued to focus on implementing its commercial strategy, focusing on offering products tailored to the unique needs of each of the following segments: Business and Small and Medium Enterprises (“SMEs”), Galicia ÉMINENT, Private Banking and Individuals Segment. The following are the major challenges that the Bank believes this division will face in implementing this strategy for the period from 2017-2020:

  To build, along with all the Bank’s sectors, a customer-oriented culture.
  To lead the digital transformation in the financial market, keeping ahead of new competitors.
  To further elaborate the Bank’s multichannel product platforms in order to deliver the best customer experience.
  To reinforce strategies by segment in order to maintain the leadership position.
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

Business, professionals and SMEs

The Business, professionals and SMEs segment is focused on providing financing and other financial products and services to businesses not serviced by the wholesale banking division and small- to medium-sized companies. Through the products offered by this segment, Banco Galicia aimed to encourage the growth of the 255,900 businesses, professionals and companies it serviced in 2019 by offering differentiated products and services designed to assist the day-to-day management of these businesses and companies. The Bank provides such clients with knowledge, services, products and tools that expedite their operations and promote the exchange of experiences among businesses served by this segment.

This year, the Bank discontinued the delivery of physical statements to companies, generating savings of 1.4 million sheets of paper, and enabled the use of electronic checks, where its customers 48% of such clients being SMEs issued 4,800 e-checks. The Bank became the main platform to undertake transactions using electronic checks in the country, with a market share of 75% of electronic checks issued.

Additionally, during 2019, Banco Galicia launched the first Minimum Viable Product (“MVP”) for this segment, to facilitate, and expedite customers’ registration as clients of the Bank. The registration process for clients of this segment was drastically simplified, going from 59-page long bank forms to none, from 14 signatures to a token, and by reducing the customer’s time to obtain its client number from 7 days to 10 minutes.

Likewise, the Bank eliminated charges for overdraft, streamline and clarified charges for SMEs, and added an automatic rating for SMEs based on their prior transaction behavior (with no need to submit additional documentation).

In terms of loans, together with Garantizar, a Reciprocal Guarantee Company (Sociedad de Garantía Recíproca or “SGR”), the Bank implemented the credit engine named “Garantizar para Galicia”. Thus, it has simplified application submittals by handling them at only one place and 100% immediately, and started to pre-qualify prospects, which enables it to improve its credit offer to potential customers.

Galicia ÉMINENT

Galicia Éminent is the premium service of Banco Galicia that provides services targeted towards its high net worth customers. Its mission is that its clients always receive differential and exclusive attention, through 3 pillars of service: personalized relationship, exclusive benefits and experiences, and agile and simple processes.

With the objective of establishing long-term trust relationships with customers, the Bank has a face-to-face, customized service system carried out by Éminent officers, and digitally with “Éminent Conecta Advisors” that customers may consult via WhatsApp, email or video conference. This differentiating service enabled the Bank to maintain its leadership in the Net Promoter Score (“NPS”) at a 30% and to continue to grow in terms of number of new customers by 4%. NPS is a private, online survey conducted by the Bank that gauges overall customer satisfaction and loyalty based on customers’ willingness to recommend a brand to others.

Additionally, the services provided by Galicia Éminent aim to continue positioning the Bank as a leading investment bank and to improve key processes, such as the implementation of FCR to address certain claims.

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

Individuals Segment

Banco Galicia serves more than 2,700,000 customers, 77% of which are individuals –ranging from low income to high income– who make personal use of the products and services offered by the Bank based on their needs.

Financial Banking

The Financial Banking Division includes the commercial department, financial institutions, public sector, trading and global markets, and investment products and global custody divisions. Additionally, it is also responsible for the mutual funds business, as the Bank is the main distribution channel for mutual funds.

Commercial Department

The Commercial Department is responsible for consolidating the Bank’s position in the Institutional Customers segment (funds, ANSES’ sustainability escrow fund (known as “FGS”), and insurance companies), and to channel investments from other segments serviced by the Bank (Corporate, Companies, Public Sector and Financial Institutions).

The Department seeks to deepen the cross-selling of financial products and to promote the use of transactional products (collections and payment) and custody of assets, promoting the integral development of the entire range of products.

During 2019, the behavior of institutional customers was characterized by what the Bank viewed as sound judgment in asset management, generally prioritizing liquidity and short-term investments.

2019 was marked by a high level of volatility in the volume of assets traded by customers, with significant trading in the first part of the year, followed by a sharp decrease later in 2019 as a result of the restructuring (known locally as “reperfilamiento”) of public debt, the lack of private issuances and restrictions on the ability of Argentine investors to access the foreign exchange market.

In terms of deposits by entities serviced by this department, the Bank saw an increase in the first quarter of 2019 in the volume of deposits made, followed by a decrease resulting from the replacement of deposits with 1-day Repo transactions directly made by the Mutual Funds in the Argentine Central Bank (during the fourth quarter, Repo transactions became the most important asset in the mutual fund industry portfolio).

However, the income generated by this segment continue to increase, increasing by approximately 60% as compared to 2018.

In qualitative measurements, the Bank continued to lead this segment in 2019. Market penetration, measured by the presence indicator (which measures the number of clients in the market that have chosen the Bank as its principal bank or alternative bank), was 88%, and the Bank's leading position indicator (which measures the number of operations performed by clients who have chosen the Bank as its principal bank) was 51%.

Financial Institutions

The Financial Institutions Department is responsible, at the international level, for managing the Bank’s business relationships with partner banks, international credit agencies, official credit banks, and export credit insurance companies, and, at the local level, with banks, financial companies, exchange bureaus, and other entities that carry out related activities.

As in previous years, during 2019 bilateral meetings were held with the most active foreign partner banks in the foreign trade business, through which the Bank channeled the different products and services offered to its customers. Despite Argentina’s unfavorable macroeconomic situation, the number of credit lines given to customers did not decrease and represented a stable source for providing foreign trade financing to its clients. The Bank also continued to provide letters of credit and confirm stand-by letters of credit for its customers.

As a core aspect of Banco Galicia’s strategy in terms of sustainable financing, it continued to strengthen ties and analyze additional business opportunities with multilateral organizations and official credit banks, such as the IFC, IDB Invest, Proparco, FMO, BNDES, Andean Development Corporation (Corporación Andina de Fomento), DEG, KFW OFID and OPIC, among others, with the purpose of expanding its offer of credit lines in the medium and long -term to finance investment projects mainly oriented to the agro-industrial sector, and in the areas of energy efficiency and renewable energy.

Likewise, the Bank continued to develop commercial relationships with the main export credit insurance companies, such as Hermes, COFACE, SACE, Cesce, and the Export-Import Bank of the United States (or “EXIM”), among others, in order to offer medium- and long-term financing to its customers for the import of capital goods.

At the local level, the analysis and detection of business opportunities with financial institutions continued, with an emphasis on improving customer’ experience and consolidating the Bank’s leading position, in an environment of reciprocity and creating stable and long-term relationships.

Public Sector

The Public Sector Department is responsible for commercially interacting with the various state agencies at three main levels: National, Provincial and Municipal, providing financial solutions. Throughout 2019, this department continued to strengthen its presence throughout the country.

In 2019, the Bank participated in different Corporate Social Responsibility programs, whose common objective was to encourage cooperation between the public and private sectors. In this regard, we worked on two essential issues: financial inclusion and health.

Despite having gone through an electoral year mainly characterized by great volatility and uncertainty, this Department achieved significant positive results based on the proximity and trust it has with its customers. In the last quarter of 2019, the Bank started to dialogue with the new elected authorities in the different agencies.

Finally, as a result of the Bank’s commercial management, the customer portfolio of this segment reached 690 agencies, which allowed, as compared to 2018, an approximately 85% increase in deposit balances, and an approximately 150% increase in income earned.

Investment Products and Global Custody Department

During 2019, the Investment Products and Global Custody Department continued with the development of new investment products and the re-launching of the Bank’s Global Custody service, by which it holds funds in custody for clients and invests such funds on behalf of its clients.

As regards the Global Custody service, during 2019 the Bank continued increasing the product, positioning it, mainly with a focus on offering such service to insurance companies and other corporate entities.

In 2019, this department experienced a growth of 123% as measured by assets under custody (AUC) as compared to the previous year, and a 65% increase in the number of insurance companies served (measured in number of customers), as compared to 2018.

In addition to the above projects, the Investment Products and Global Custody Department is also responsible for defining, prioritizing and managing different technological projects for the Financial Banking and Investment Products department of the Bank. Within the framework of the Bank’s digital transformation, in 2019 the investment process continued to go ahead with the replacement of the core system of Investment and Custody Products.

During 2019, the FIMA Funds Subscription and Redemptions module was implemented, which enabled the implementation of new functionalities for our customers, such as enabling the placement of FIMA Funds through new underwriting agents. A new solution was also designed for brokerage and custody of securities, which will allow incorporating new self-management tools and providing a better experience for customers in 2020.

Trading and Global Markets Department

One of the main responsibilities of the Trading and Global Markets Department is the management and operation of foreign currency positions, financial derivatives and private securities, either for the Bank’s own portfolio or for brokerage with counterparts, institutional and international customers, companies or individuals. Likewise, this department is also responsible for developing and implementing the Bank’s investment strategies based on the risk parameters defined by the Board of Directors. By providing comprehensive financial advice, Banco Galicia was able to maintain, even in a year of few issuances, a leading position in the Argentine capital markets based on debt origination and structuring for local issuers.

In the international segment, following a favorable context during the first quarter of the year, a strong outflow of funds from Argentine assets was observed with the consequent impact on prices and the currency value. Despite high volatility and risk perception prevailing in the market, the Bank’s commercial management of this division resulted in an increase in the number of non-resident investors, mainly from the United States, England, Brazil and Chile). After the implementation of the new Central Bank monetary policy from October 1 onward, the Bank started to position its investment in local currency assets, which allowed the Bank to take advantage of the exchange rate stability and the high interest rates.

In the foreign exchange market, Banco Galicia maintained its first position in the Mercado Abierto Eletrónico S.A. (MAE) rankings, having traded US$ 27,832 million out of the total US$223,324 traded in the MAE in 2019, increasing its participation in the trading market from 11.85%~~.~~ in 2018 to 12.46% in 2019. As regards the futures market, Banco Galicia achieved the first-place ranking in the MAE in 2019, with a total volume of US$1,301 million, increasing its participation from 23.6% in 2018 to 32.14% in 2019. In ROFEX’s ranking, Galicia ranked fourth again (third among financial institutions). The foreign trade volume transactions amounted to US$13,435 million, a 47% increase as compared to 2018. In addition, the number of trading transactions in banknotes expressed in US dollars increased slightly, from US$6,521 million in 2018 to US$6,657 million in 2019.

From January 2019 to December 2019, Banco Galicia went from the third position to the second position in the fixed income ranking prepared by Bolsas y Mercados Argentina in 2019 with a total of Ps.292,210 million traded in the Argentine market, representing 5.82% of the Argentine market share and making it the market leader in terms of market share. In turn, from January 2019 to December 2019, Banco Galicia went from second to third place in the total fixed income ranking prepared by the MAE with a total of US$ 25,683 million representing 10.83% of the Argentine market share

Digital transformation

On the road to transformation

The Bank’s customers and new competitors challenge the Bank to continuously evolve and offer experience enhancing services that are straightforward and agile. For this reason, during 2019 Banco Galicia accelerated its digital transformation, understanding it as an essential means to achieve efficiency and growth, while maintaining its culture, and its values of trust and transparency.

With the purpose of developing these new technologies, the Bank organized open courses for employees on Introduction to Agility, UX (“User Experience”), Design, Design Thinking and Digital Mindset, and implemented training activities for employees who are part of the teams where an initial and general vision of the agile methodology was addressed.

First Tribes

Banco Galicia is taking steps to develop a new organizational design based on agile methodologies to enhance its customer experience. Offering the best customer experience in Argentina continues to be the Bank’s main challenge and goal, while focusing on achieving efficiency that enhances growth.

After a year of positive results in its digital transformation, in 2019 Banco Galicia decided to modernize its operating structure with the aim of becoming a fully agile organization, that is flexible, and efficient in adapting to its clients’ changing needs and more sophisticated requirements.

Thus, the Bank reorganized its current teams and encouraged the internal mobility of its employees. In 2019, multidisciplinary teams, named “Squads”, were created. Squads are formed by employees of different backgrounds (coming from technical and commercial areas). The Squads take on smaller challenges, which allows them to deliver faster and continues solutions to our customers.

Each Squad works as a specialized, autonomy body part of a larger group, named “Tribe”. The Tribes are in charge of assigning tasks to the Squads and give them autonomy to develop new ideas of services and products (or to improve or adapt the existing ones to the current needs of our clients) to achieve greater customer satisfaction, from a commercial and digital standpoints.

During 2019, the Bank created the following Tribes:

Collections and Payments: Created to transform the Bank’s collections and payments area and revolutionize the market with products and services that enable the Bank to digitalize the entire flow of collections and payments of the different aspects of customers lifes. The goals of this Tribe are to; (i) transform the Bank´s services for collections and payments, and be chosen as the customer’s first option for both current and new collection and payment products, (ii) develop new products that revolutionize the collection and payment market; and (iii) offer customers digital management tools and paperless interactions.

Everyday Banking: Created to revolutionize customers' daily life, by providing a simple, but differentiated experiences for checking and savings accounts related products, and related services. The goals of this Tribe are: (i) provide the best market experience for everyday bank products for individual customers, with the goal of obtaining NPS of 33 in 2020; (ii) become the customers’ first choice for checking and savings accounts and related services, with the goal of reaching a 6.7% market share in transaction deposits by 2020; and (iii) improve checking and savings accounts and related services.

Lending: Created to enhance business development and growth for Corporate, Companies, Agricultural, SMEs and Public Sector customers, offering simpler and timely financing to maximize their profitability and ensure a differentiated experience in the market.

Segments: Created with the challenge of accompanying each customer in their daily activities, generating the best value and relationship proposal in the market, ensuring sustained growth of retail business and retail SMEs.

Customer Trips: Created to increase the efficiency of the customer’s critical travels.

Omni-channel: Created to develop and maintain an enabling omni-channel platform, providing autonomy and to reduce the Bank’s time-to-market through the granting of autonomy for channel squads and the building of accelerators.

Consumption

Through Tarjeta Naranja, Grupo Financiero Galicia offers financing to low- and medium-income customer segments.

Tarjeta Naranja continued consolidating its leading position in the regional credit cards market in 2019. According to official data and private market studies, the Bank is the primary issuer of credit cards domestically and is ranked as the leading credit card brand in rural areas of Argentina.

In December 2019, Tarjeta Naranja issued 3.0 million account statements, 6% less than in 2018. Authorized cards totaled 8.6 million, including Naranja Clásica, Naranja Visa, Naranja MasterCard and Naranja American Express. In addition, purchase transactions at stores decreased 5% as compared to 2018.

Tarjeta Naranja, Tarjetas Regionales’ main subsidiary, will continue to rely on its strategic pillar of “Organizational Culture and Customer Experience” to grow its customer base and business.

In connection with the Bank’s Digital Transformation, Tarjeta Naranja created two Tribes the:(i) Assisted Channels Tribe and (ii) Credit Cards Tribe.

Tarjeta Naranja also adapted to a more agile way of operating by creating multidisciplinary and autonomous business intelligence teams. These teams operate under the guidelines of collaborative work and agility and focus on creating and testing the MVPs (products and services in an initial stage of development). Technological improvements were also incorporated into a new app offered by Tarjeta Naranja and a redesign of Naranja Online (“NOL”).

Another highlight during 2019 in terms of consumption was the launching of Naranja X, the virtual wallet from Tarjeta Naranja, which focused on technology and digital channels. For more information see “Sales and Marketing”-“Service Channels”-“Digital Channels”-“Naraja X”.

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

Galicia Seguros, Galicia Retiro and Galicia Broker are subsidiaries that operate exclusively in Argentina and their total insurance underwriting was equal to Ps.4,857 million in 2019.

Galicia Retiro was the first company in launching a retirement insurance with 100% digital procurement during 2019.

In line with the Bank’s digital transformation, during 2019, Galicia Seguros and Naranja X worked together by adding specific products to the Naranja X app such as offering a digitally managed free insurance to users for the protection of their mobile phone screens. While the amount of screen damage covered by this insurance increases as the user performs more operations through the App, the insurance continues to be free. Also, in line with the Digital Transformation, Galicia Seguros launched the first retirement insurance in Argentina that could be fully subscribed for online (the Futuro Mutual Fund).

Other Businesses

Galicia Administradora de Fondos

Since 1960, Galicia Administradora de Fondos has been dedicated to the administration of the FIMA Common Investment Funds that are distributed through the different commercial channels of Banco Galicia. It has a wide range of investment funds designed for each investor profile, which allows all types of investors to easily access the capital market through the various Fima funds.

During 2019, the following initiatives stood out:

  “Hacete Cliente” Landing: We allowed any user who enters our website fondosfima.com.ar, to become, by using digital tools, a customer of Banco Galicia and Fima. With a few easy steps, individuals can become customers without having to physically go to one of the Bank’s branches.

  Start of Transactions Expansion from 4 a.m.: We provided digital tools so that subscription and redemption operations can be carried out during all hours that the market is open, from 4 a.m. to 4 p.m., through any of our digital channels: Galicia Online Banking, Office Banking and the Galicia App.

  Customer Account and Scheduled Transactions Registration in the App from 4 p.m. to 8 p.m.: Since 2019, the Galicia App allows customers to schedule transactions up to 60 days in advance and manage their account registration.

  New Fima Mix I portfolio composition: We relaunched the Fima Mix I with the goal of adapting to market requirements and providing a new alternative that operates in Argentine pesos but in a mixed portfolio of Latin American bonds and ETFs of shares listed on the New York Stock Exchange. With this fund, a new category is inaugurated in FIMA for year 2019: international mixed income funds that enable operations in Argentine pesos in foreign markets.

  Composition Change of Fima Capital Plus: This fund was originally aimed at mitigating the impacts of inflation. During 2019, its asset manager changed the fund asset allocation to dollar-denominated assets, allowing local currency investors to partially hedge their foreign exchange exposure.

  Fima Placement Agents: This distribution channel that began in 2018 ends 2019 with eight placement agents, that market the Bank´s Fima Funds throughout the country.

Competition

Due to our financial holding structure, competition is experienced at the level of our operating subsidiaries. We face strong competition in most of the areas in which our subsidiaries are active. For a breakdown of our total revenues, for each of the past two fiscal years, for the activities discussed below (i.e., banking, Tarjetas Regionales and insurance), see Item 5. “Operating and Financial Review and Prospects”-A. “Operating Results”.

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

Banco Galicia’s estimated market share of private-sector deposits in the Argentine financial system was 9.92% as of December 31, 2019, as compared to 11.09% as of December 31, 2018 and 10.20% as of December 31, 2017.

With respect to loans extended to the private sector, Banco Galicia’s Argentine market share was 11.57% as of December 31, 2019, as compared to 10.51% and 9.65% as of December 31, 2018 and December 31, 2017, respectively, according to the information published by the Argentine Central Bank.

According to the information published by the Argentine Central Bank, as of November 30, 2019, Banco Galicia was the largest private-sector bank as measured by its loan portfolio and second as measured by its net worth and deposits.

Banco Galicia believes that it has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, Banco Galicia believes it is one of the primary providers of financial services to individuals, the primary private-sector institution serving SMEs, and has traditionally maintained a leading position in the agriculture and livestock sector.

Argentine Banking System

As of December 31, 2019, the Argentine financial system consisted of 78 financial institutions, of which 63 were banks and 15 were financial non-bank institutions (i.e., finance companies). Of the 62 banks, 13 were Argentine national and provincial government-owned or related banks. Of the 50 private-sector banks, 34 were private-sector domestically owned banks and 16 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks).

As of December 31, 2019, the top 10 banks, in terms of total deposits (excluding Argentine national and provincial government-owned banks), were: Banco Santander Río, Banco Galicia, Banco BBVA Argentina, Banco Macro, HSBC, Credicoop Bank and ICBC. Banco Galicia, Banco Macro and Credicoop are domestically owned banks and the others are foreign-owned banks. According to information published by the Argentine Central Bank as of December 31, 2019, private-sector banks accounted for 57.1% of total deposits and 60.5% of total net loans in the Argentine financial system. As of the same date, financial institutions (other than banks) accounted for approximately 0.3% of deposits and 3.1% of net loans in the Argentine financial system.

As of December 31, 2019, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación, Banco de la Provincia de Buenos Aires and Banco Ciudad de Buenos Aires. Under the provisions of the Financial Institutions’ Law, public-sector banks have comparable rights and obligations to private banks, except that public-sector banks are usually chosen as depositaries for public-sector revenues and promote regional development and certain public-sector banks have preferential tax treatment. The bylaws of some public-sector banks provide that the governments that own them (both national and provincial governments) must guarantee their commitments. According to information published by the Argentine Central Bank, as of December 31, 2019, government-owned banks and banks in which the national, provincial and municipal governments had an ownership interest accounted for 42.6% of deposits and 36.4% of loans in the Argentine financial system.

Consolidation has been a dominant theme in the Argentine banking sector since the 1990s, with the total number of financial institutions declining from 214 in 1991 to 78 as of December 31, 2019, with the ten largest banks holding 77.8% of the system’s deposits from the private sector and 75.4% of the system’s loans to the private sector as of December 31, 2019.

Foreign banks continue to have a significant presence in Argentina, despite the fact that the number of these financial institutions decreased from 39 at the end of 2001 to 16 as of December 2019, and the fact that their share of total deposits has decreased since the 2001-2002 financial crisis while the share of domestic private-sector banks has increased.

The Argentine banking sector focuses on transactional business and lacks a robust supply of medium and long-term lending. Local financial system deposits and loans are equivalent to 17.1% and 11.3% of the GDP respectively, well below those same ratios for other countries in the region.

Credit Cards

In the consumer loan market, Tarjeta Naranja competes with Argentine banks and other financial institutions that target similar economic segments. The main players in this segment include Banco Supervielle, Banco Columbia, Banco Comafi, Banco Credicoop, Banco Macro, Banco MasVentas, Banco Municipal de Rosario, Banco Nación (Nativa card), Banco de Córdoba (Cordobesa card), Cabal card, Tarjeta Shopping card and CFA (Efectivo Si). Historically, certain international banks with a presence in Argentina have attempted to target consumers in these economic segments and have been, to date and for the most part, unsuccessful.

In order to compete effectively at a national and regional level, Tarjeta Naranja targets low- to middle-income clients by offering personalized services in each region, focusing their commercial efforts mainly on such segments. While other Argentine credit card issuers and consumer loan providers focus on earning interest on outstanding personal loans and credit card balances, Tarjeta Naranja also focus on and has access to additional sources of revenues including merchant fees and commissions, which allows it to offer competitive pricing and financing terms. Furthermore, unlike other credit card issuers in Argentina, approximately 26% of Tarjetas Regionales’ clients pay their credit card bill through their branch network. The broad geographical reach of their distribution network, which is the second largest in Argentina, has allowed Tarjetas Regionales to establish a local presence in all the provinces of Argentina.

Tarjeta Naranja believes that their diversified and consistent funding sources, significant network of branches, robust information technology infrastructure, relationships with 273,000 merchants and the brand recognition they enjoy provide them with a competitive edge to consolidate and expand their market share in their target market segment, making it difficult for new players to effectively compete in this market segment on a national scale.

Insurance

Sudamericana’s subsidiaries face significant competition since, as of December 31, 2019, the Argentine insurance industry was comprised of approximately 190 insurance companies, 13 of which were dedicated exclusively to annuities. Subsidiaries of foreign insurance companies and the world’s largest insurance companies with global operations are among these companies.

During 2019, the insurance industry continue to grow. Production amounted to Ps.534.6 million, 36% higher than the level recorded for the prior year. Out of the total insurance production in 2019, 83% related to property insurance, 15% related to life and personal insurance, and 2% related to retirement insurance.

Within the 83% corresponding to property insurance, the automotive insurance segment continues to be the most significant segment, representing 45%, followed by the workers’ compensation segment, representing 30%. Within the life insurance segment, the group life insurance segment was the most significant, representing 52%, followed by individual life insurance, representing 23%, and personal accident insurance, representing 17%.

As of December 31, 2019, based on internal studies undertaken by Galicia Seguros, it is estimated that Galicia Seguros ranked fourth in terms of net premiums for personal accident insurance underwritten and first in terms of net premiums for home and theft insurance underwritten.

Sales and Marketing

Service Channels

Grupo Galicia’s subsidiaries interact with their customers through a variety of marketing channels, which include digital tools and physical branches, tailored to meet specific customer needs.

As of December 31, 2019
Branches (number)
Bank Branches	326
Tarjeta Naranja Branches	202
Electronic banking terminals (number)
ATMs	1,034
Self-Service Terminals	1,020
Digital banking transactions
Mobile APP	26,991,340
Online Banking	42,347,847
Office Banking	14,440,338
Phone Banking	73,133

Digital Channels

Grupo Galicia undertook the strategic commitment to transform into a comprehensive financial platform, that provides agile and efficient services to make life easier for its customers. Thus, during 2019 Grupo Galicia continued to work to innovate and provide digital channels that were tailored to the different needs of its customers.

Banco Galicia, Tarjeta Naranja and Galicia Seguros have websites that have been updated and that and allow customers to operate and use the various services and benefits offered by Grupo Galicia. Grupo Galicia offers cutting-edge apps for its customers, and phone assistance, as well as personalized support by WhatsApp and virtual assistants to solve inquiries presented by customers.

Banco Galicia

During 2019, Banco Galicia provided solutions and responded to inquiries from more than 1,400,000 customers who communicated with the Bank through digital channels designed for different ages and customer profiles. In 2019, Banco Galicia’s digital channels included the (i) “Éminent Conecta Advisors” for high-income individuals, (ii) “Galicia Rural Conecta” for companies in the agricultural sector, (iii) Galicia App for other individuals and companies, (iv) the online banking platform and (v) customized telephone service provided by WhatsApp, for which it conducts customers' training and awareness so that customers are able to use such phone service in an agile and efficient manner.

Additionally, Banco Galicia promotes the customers’ self-management in branches so that they can use the digital channels therein. Branches have posters with GALA’s (Banco Galicia's Virtual Assistant) QR code, to assist customers to solve inquiries about passwords or other procedures. Once the client scans the QR code with its phone, it can access GALA’s platform and solve their password problems by themselves.

During 2019, Banco Galicia continued to expand its business strategy and presence through social media, joining Instagram with different accounts for each of Banco Galicia, Galicia MOVE, Talentos Galicia and Galicia Éminent. Galicia MOVE shows Galicia's digital proposal in a more unstructured way, communicates promotions and provides customer service. Talentos Galicia is an account devoted to generating an internal facing company brand, which seeks to spread the Bank's culture and working methodologies within the organization in order to attract individuals interested in working in the Bank.

Tarjeta Naranja

Tarjeta Naranja’s website is the starting point for accessing all of its products and services. Tarjeta Naranja is a company characterized by its strong culture. Through Naranja.com, it is constantly working to be able to position itself and convey the brand identity hand in hand with institutional information, as well as advancing its entire cultural agenda.

Thus, Naranja redesigned its sales-oriented Naranja.com website agile, dynamic and useful content - by using cutting-edge tools for the financial industry, which, in 2019, contributed to improved performance and management response times. At the closing of the 2019 fiscal year, Naranja Online recorded an average of 4 million visits per month, which represented a 23% increase in visits per month as compared to fiscal year 2018. Tarjeta Naranja also launched the new Naranja APP with enhanced technology, enabling to grow by 221% in the number of active users, as compared to 2018.

Through its corporate page, Tarjeta Naranja aims to offer its customers accessible web content that can be accessed from their mobile phones, with better loading speed, as well as agile, dynamic and useful content. Users of Naranja.com can now obtain their cards online, in less than 5 minutes.

In order to fulfill the aforementioned objectives, the following technologies are Tarjeta Naranja allies to provide the best experience:

  Progressive Web App (PWA): To optimize loading speed, mobile performance and offline navigation. Naranja is the first site of the Argentine financial sector to use this technology.
  Angular 6: This front-end technology positions Tarjeta Naranja at the forefront, as it makes it easy to create advanced and easy-to-maintain web applications.

In 2019 Tarjeta Naranja redesigned its digital platform to obtain greater performance, availability and solid foundations to be able to scale up to the demand of current and future customers, considering NOL (Naranja Online) an essential part of Tarjeta Naranja’s products and services ecosystem. The new NOL was fully implemented in the Amazon Web Services (“AWS”) cloud, using a micro-services architecture enabling us to access customers'’ information, thus ensuring consistency with all the information accessed coming from the same data source. In terms of customer experience, the new design and the information architecture of NOL are based on the technology of Angular + PWA, front-end systems, which provides a better customer experience, and offers the possibility to adapt the site to the devices through which customers access the platform, enhancing the experience of information use and access.

.

Finally, Tarjeta Naranja provides customers with different channels for accessing products and services wherever the customer is located, 24/7. Such digital channels include:

  Naranja Services in your Mobile Phone: It allows receiving text messages with information related to transactions, purchases, due dates, payments made, withdrawals, transfer notices and balance inquiries. It also provide the opportunity to recharge mobile credit via SMS.
  Mobile Phone Recharge: Through NOL, Naranja APP and the self-inquiries terminals (terminales de autoconsulta or“TAC”) of Casas Naranja, customers can recharge credit on their own or any other mobile phone, without need for cash, to be paid in the statement of account of the following month.
  Tienda Naranja, Naranja Marketplace: 2019 was focused on building a platform centered on customer experience, which was launched by the end of the year. The objective was to be able to offer customers a greater variety of products and services through this channel.

Naranja X

In the framework of the strategy and synergies proposed for the companies controlled by Tarjetas Regionales S.A. for the development and evolution of the technology-based ecosystem of products and services, during the first quarter of 2019, the digital wallet called “Naranja Cuenta” or “NCuenta” launched a pilot app in Córdoba, which later was rolled out nationwide, for Android and iOS users. Through an online registration and a validation process, this app enables the use of the mobile phone to pay for services, send or receive money between accounts, pay with a QR code in shops, and recharge the local transport card.

Subsequently, in order to address the need to contain the digital services ecosystem in one a specialized company, Cobranzas Regionales S.A. became involved in the development and use of this product. In this regard, Tarjeta Naranja entered into license contracts for the use of brands and their respective logos with Cobranzas Regionales  S.A., with the purpose of linking its trademark with new products that incorporate technology and participate in the digital universe.

Galicia Seguros

During 2019, Galicia Seguros updated its website in order to allow customers to access to their insurance information from their mobile phones. Additionally, it developed an exclusive service channel for Integral SMEs customers, which includes customized advising, prevention tips, and greater agility. Galicia Seguros digital channels include:

.

  Corporate Web (www.galiciaseguros.com.ar): in 2019, Galicia Seguros re-launched its website with a more user friendly and updated design for customers.
  E-mailing: Communications are sent to customers through automatic processes, informing them of the status of their inquiries, claims or requests. A digital welcome pack, which is received after the insurance is subscribed for, was designed, with simple and user-friendly information on the insurance coverage. The package includes a summary of the coverage and services contracted for, risk prevention tips and information on how to report a claim.
  Email Marketing: Galicia Seguros uses this tool to conduct promotional campaigns on new products, new coverages, product enhancement, etc. In turn, it also emails relevant information to customers, strengthening the bond with the brand.
  Sales Call Center: Customers can receive advice on the different products by contacting a 1-800 line.
  Customer Service Center: Galicia Seguros has an exclusive 1-800 line for individuals and companies, and an email box (infogalicia@galiciaseguros.com.ar) through which customers can receive information about their coverage and manage their need.

Finally, during 2019 Galicia Seguros implemented the following measures through digital channels:

  Availability of policy applications for automated calls and channels such as Banco Galicia Online Banking, with an impact on efficiency, channels and customer experience.
  Internal exclusive telephone hotline and WhatsApp for Grupo Financiero Galicia's employees to assist them on how to manage claims or process another type of inquiries.
  Streamlined processing of claims related to homeowner policies.
  Extension of service hours in Social Media from 8:00 a.m. to 8:00 p.m (which are the same as the phone service hours), aiming at omni-channel homogeneity.

Physical Channels

Banco Galicia and Tarjeta Naranja have a network of branches throughout Argentina, providing face-to-face services, and bringing services close to customers. Galicia Seguros also promotes personalized attention through Banco Galicia branches.

With the focus on improving customers’ experience, Banco Galicia has transformed face-to-face services and has migrated to automatic or digital channels, with self-service terminals located in branches with extended hours and providing exclusive money withdrawal channels for customers in a simpler way, without using a debit card. In all branches, 100% of market transactions can be made through automatic banking.

Tarjeta Naranja designed a new service model in its branches, called “Casas del Futuro”. These are spaces that allow Tarjeta Naranja to provide face-to-face services, resolution of problems at the first contact and personalized training on how to use the available digital tools. The strategy of this model is to use cutting-edge technology that is simple and intuitive. In 2019, the Casas del Futuro were opened in strategic locations of the City of Buenos Aires, and the provinces of Buenos Aires and Cordoba.

Products and Services

With a strategic vision to become a financial platform, we provide products and services tailored for each customer, individual or company, including personal and mortgage loans, insurance, credit cards, foreign trade operations, business financing, investment, and the Fondos Fima.

Personal Loans

During the first semester of 2019, Banco Galicia‘s interest rates were stable, which allowed loans to be placed at levels of, on average, Ps. 1,300 million per month. Beginning in August 2019, the average monthly value of loans granted was affected due to a significant increase in interest rates, falling to Ps.850 million per month, and, in turn, the acquisition of the UVA modality stopped. Subsequently in November, interest rates decreased again and the average monthly value of loans granted was similar to those seen at the beginning of 2018 (period dominated by low interest rates), with the average monthly value of loans granted being Ps.1,450 million per month.

Banco Galicia created a loan product exclusively designed for salaried customers, aimed at enabling them to better manage their finances. The type of loan is tailored to each person's salary and can be obtained in an immediate manner through Online Banking. The repayment term for the loan is between 2 to 45 days, with the customer selecting the term, and no commission is charged for prepayments.

Mortgage Loans

The Bank’s UVA denominated mortgage-backed loans were directly affected by the economic context of the country.

In the first months of 2019, prior to the escalation of the value of the U.S. Dollar as compared to the Peso, the monthly average placement of UVA denominated mortgage-backed loans was of Ps.17 million. By August, however, the average placement had fell to an average monthly placement of Ps.11 million. Nonetheless, the biggest impact on the placement values occurred following the enactment of the new foreign exchange restriction in November, which led to a decrease of average monthly placements to Ps.2 million in December.

During 2019, Ps. 246 million were granted in UVA denominated mortgage-backed loans, of which approximately 80% corresponds to UVA modality, while 20% were provided through Procrear, a subsidized governmental program.

E-Checks

Banco Galicia implemented transactions using electronic checks, which resulted in a saving of 1.4 million sheets of paper by customers (48% SMEs). In 2019, Banco Galicia issued 4,800 E-Checks, making the Bank the largest provider of electronic checks in Argentina for such year, with a market share of 75% of electronic checks issued.

Individual and Corporate Insurance

Galicia Seguros has a wide range of products that, in turn, provide a large number of different insurance coverages, fully covering the different needs of customers, based on their occupation, age or income level.

Insurance is sold to customers of Banco Galicia as well as of Tarjeta Naranja, so that Galicia Seguros scope of business includes the entire country and every economic segment. Galicia Seguros offers specific coverage through its broker, so that each customer feels protected and has support in everything it needs.

In 2019, Galicia Seguros launched “Fondo Futuro”, a new 100% online retirement insurance product. Fondo Futuro is the first retirement insurance with 100% digital procurement. It is a low-risk medium or long term savings and individual pension system. It works as a retirement supplement, to carry out an individual’s desired retirement plan. The individual insured may partially or totally withdraw the funds, as well as increase, decrease or suspend the contributions made, without generating any debt with Galicia Seguros. The launching of Fondo Futuro made Galicia Seguros the first Argentine  entity to be able to issue a 100% online policy with this type of insurance.

Along with the launch of Fondo Futuro, Galicia Seguros updated the coverage of Family Protection (life) insurance in order to adapt it to the current needs of customers. If a customer procures both the Fondo Future and the Family Protection insurances, they were entitled to deduct up to Ps.24,000 from the income tax base (Ps.12,000 are deducted for each insurance) for 2019.  This amount increases to Ps.38,000 for year 2020. Finally, Galicia Seguros retained the leadership in the combined family and robbery coverage sector

Credit Cards

The companies of Grupo Financiero Galicia respond to the needs of their customers with an outstanding offer of services and benefits of credit and debit cards.

For six years, Tarjeta Naranja has been the main issuer of credit cards nationwide, and the leading brand in the interior of the country. The new technologies implemented by Tarjeta Naranja allow for contactless payment operations, which are faster and safer for customers.

Banco Galicia responds to its customers' needs with a specialized and feature offering for services and benefits provided through its Galicia credit and debit cards. The Bank also offers Visa, MasterCard and American Express cards, covering all segments. The product range includes International, Gold, Platinum, Black/Signature cards, and they have different consumer financing options and exclusive promotions for all customers.

In 2019, Banco Galicia implemented the additional debit card, positioning itself as the first bank to launch it in our country. This product allows the account holder to request a physical card for any individual above the age of 14, without having to be a co-account holder but still being able to access the same features the account holder has. The account holder has the option of setting withdrawal and purchase limits. The aim of this product is to reduce the use of cash and increase financial education and inclusion.

Investments

The Bank offers fixed term deposits denominated in Argentine pesos or U.S. dollars, with the possibility of periodic interest payments, and adjustable by UVA with an additional interest rate. It provides preferential rates in digital channels for all different segments, and campaigns are periodically carried out to attract new investors. In 2019, the Bank extended the service hours of its digital channels from 6:00 a. m. to 10:00 p. m.

Banco Galicia provides tailored product offerings to its customers based on such customer’s needs and profile. Before making an investment, a survey is provided to its customers to better understand their risk aversion and understand the products that best suit their objectives. This survey is annually refreshed.

Additionally, Banco Galicia provides advice on a face-to-face basis, throughout its entire branch network, through the investments and private banking center for customers of each segment. Within the “Campus Galicia” framework, the Bank has created the “Investments Academy” to provide training to the Bank’s officials. Likewise, it provides information on each product on the Bank's websites, information that is constantly updated on the websites so that customers can self-manage.

Foreign Trade

Through the office banking electronic platform, customers can make payments and manage their collections abroad. Likewise, the Galicia Comex department offers product and service options that are tailored to export and import operations, in addition to keeping customers continuously informed of the developments in this area.

In 2019, the volume of foreign trade transactions undertaken by Banco Galicia was equal to US$11,125 million, representing 12.0% of the Argentine foreign trade market share. Of such amount, US$3,043 million was attributable to exports and imports of goods, representing 12.8% of the market share for such transaction. In terms of volume, in 2019, based on the above statistics, the Bank ranked third in Argentine for volume of foreign trade transactions. Through office banking, the Bank’s customers have access to special lines of financing: leasing of imported products, financing of imports and exports, guarantees (“avales”) and Stand By.

In addition, Galicia Seguros offers surety policies for different customer needs related to foreign trade, including: temporary import or export policies, related to claims from differences in law, value or lack of documentation and policies covering damage during land transit.

Financing Granted to Companies

Banco Galicia offers short-, mid- and long-term financing to companies, provides transactional services, and undertakes foreign trade operations for their clients. The Bank supports companies covering a broad spectrum of economic activities and sectors, such as industrial, agriculture, services, and marketing. Products and services in 2019 included the following:

  Loans with SGR (mutual guarantee associations): The Bank provided financing to micro and small business across economic sectors by providing loans with SRG warranties. In 2019, Ps. 3,500 million of loans were granted to this sector providing financing for more than 1,000 companies.

  Green bond: During 2019, we supported renewable energy projects by financing green bonds worth more than US$44.09 million.

Promotions and Benefits

Banco Galicia

Éminent Benefits

The Éminent segment, aimed at high-income customers, offers different kinds of benefits to its customers, including discounts and promotions to go to restaurants, sports and arts events, house décor and fashion, among others.

Quiero! Program

Banco Galicia’s Quiero! Program continued to offer more than 1,500 options in different categories and 362 brands that allow customers to benefit from discounts and redemptions.

New Frequent-Flyer Program

As of 2020, all customers registered with Quiero! can redeem the points accrued in Quiero! and use them to purchase flight tickets through the Smiles miles program. The alliance with Smiles Argentina, enables the Bank to continue strengthening its loyalty program, generating new options and benefits for its customers.

Tarjeta Naranja

Financing of Single Purchases

Tarjetas Naranja offers financing in three and six month fixed installments denominated in Argentine pesos for single purchases made with any Tarjeta Naranja card.

Advance Funds Transfer

Any person can send funds to the primary or additional cardholders who can then use such funds from anywhere in Argentina (such amounts appear as a credit to the recipient’s card).

HBO GO

On Demand content for Tarjeta Naranja customers, who can subscribe digitally or from Casas Naranja, and enjoy more than 3,000 high-quality movies and series.

Movieclub

Tarjeta Naranja customers can enjoy the Village Cinemas Program with significant benefits and discount.

QUIERO! Launching in Naranja

On July 2019, Tarjeta Naranja announced it would add Quiero! as its customers’ loyalty program. As of August 31, 2019, over 230,000 customers had started to accrue points in Quiero! to redeem them for products or other benefits.

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

Average Balance Sheet and Income from Interest-Earning Assets and Expenses from Interest-Bearing Liabilities

The average balances of interest-earning assets and interest-bearing liabilities, including the related interest that is receivable and payable, are calculated on a monthly basis for Banco Galicia and Tarjetas Regionales on a consolidated basis. The average balances of interest-earning assets and interest-bearing liabilities are calculated on a quarterly basis for Grupo Financiero Galicia and its other non-banking subsidiaries.

The following table shows our consolidated average balances, accrued interest and average yield for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2019, December 31, 2018 and December 31, 2017.

	For the Fiscal Year Ended December 31, 2019			For the Fiscal Year Ended December 31, 2018			For the Fiscal Year Ended December 31, 2017
	Total			Total			Total
	Average Balance	Accrued Interest	Average Yield / Rate	Average Balance	Accrued Interest	Average Yield / Rate	Average Balance	Accrued Interest	Average Yield / Rate
Assets
Government Securities	130,598	66,324	50.78	81,012	23,533	29.05	63,438	10,596	16.70
Loans	375,272	117,084	31.20	464,013	114,258	24.62	406,404	71,623	17.62
Other	24,567	18,756	76.35	25,292	5,161	20.41	27,230	4,939	18.14
Total Interest-Earning Assets	530,437	202,164	38.11	570,317	142,952	25.07	497,072	87,158	17.53
Liabilities and Equity
Deposits
Savings Accounts	171,701	504	0.29	178,696	346	0.19	152,318	110	0.07
Time Deposits	196,846	76,386	38.80	196,269	43,149	21.98	155,546	24,739	15.90
Total Interest-Bearing Deposits	368,547	76,890	20.86	374,965	43,495	11.60	307,864	24,849	8.07
Debt Securities	52,092	14,874	28.55	53,144	13,307	25.04	43,040	6,457	15.00
Other	29,481	4,668	15.83	34,277	6,390	18.64	16,973	2,609	15.37
Total Interest-Bearing Liabilities	450,120	96,432	21.42	462,386	63,192	13.67	367,877	33,915	9.22
Spread and Net Yield
Interest Rate Spread			16.69			11.40			8.32
Cost of Funds Supporting Interest-Earning Assets			18.18			11.08			6.82
Net Yield on Interest-Earning Assets			19.93			13.99			10.71

(*) Rates include the CER/UVA adjustment.

(1) Non-accruing loans have been included in average loans.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates, by currency of the underlying asset or liability, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average yield/rate for (i) the fiscal year ended December 31, 2019 compared with the fiscal year ended December 31, 2018 and (ii) the fiscal year ended December 31, 2018, compared with the fiscal year ended December 31, 2017. Differences related to both rate and volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year Ended December 31, 2019 / Fiscal Year Ended December 31, 2018			Fiscal Year Ended December 31, 2018 / Fiscal Year Ended December 31, 2017
	Increase (Decrease) due to changes in			Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of Pesos)			(in millions of Pesos)
Interest Earning Assets
Government Securities	22,111	20,680	42,791	2,569	10,368	12,936
Loans(1)	(312)	3,138	2,826	3,574	39,061	42,635
Other	5	13,590	13,595	(175)	397	223
Total Interest-Earning Assets	21,804	37,408	59,212	5,968	49,826	55,794
Interest Bearing Liabilities
Savings Account	(58)	216	158	(13)	249	236
Time Deposits	2,899	30,338	33,237	3,454	14,956	18,410
Debt Securities	(753)	2,320	1,567	1,626	5,224	6,850
Other Liabilities	(2,025)	303	(1,722)	1,117	2,664	3,781
Total Interest-Earning Assets	63	33,177	33,240	6,184	23,093	29,277

(1) Non-accruing loans have been included in average loans.

The increase of Ps.59,212 million in interest income for the fiscal year ended December 31, 2019, as compared to the previous year, is primarily attributable to a Ps.21,804 million increase in the volume of interest-earning assets, together with an increase of Ps.37,558 million in interest income due to an increase in interest rates.

In particular, Ps.42,791 million of the increase was due to an increase in interest income from debt securities. The average volume of debt securities amounted to Ps.130,598 million for fiscal year 2019, as compared to Ps.81,012 million for the previous fiscal year. This increase was due to Ps.42,791 million increase in interest income from debt securities, which resulted from an increase in interest rates earned from debt securities due to a 2,173 basis point (“bps”) increase in the average interest rate for loans, from 29.05% in 2018 to 50.78% in 2019.

The Ps.13,595 million increase in interest from other assets was due to an increase in volume equal to Ps.5 million, and an increase in interest rates (accounting for Ps.13,590 million), mainly as a result of an increase in the average rate earned on other assets. This increase was mainly as consequence of (i) an increase in the average volume and rate on repurchase transaction with the Central Bank, and (ii) a higher result from change in valuation criteria of the Bank’s interest in Prisma Medios de Pago S.A.

Interest income from loans increased Ps.2,826 million from Ps.114,258 for the fiscal year ended December 31, 2018 to Ps.117,084 for the fiscal year ended December 31, 2019. This increase was due to a decrease in volume equal to Ps.312 million, and an increase in interest rates equal to Ps.3,138 million.

In terms of interest expenses, the Ps.32,240 million increase for the fiscal year ended December 31, 2019, as compared to the fiscal year ended December 31, 2018, is primarily a result of an increase in the interest rate payable on time deposits of Ps.30,338 million (which increased from 21.98% in 2018 to 38.80% in 2019).

Debt and Equity Securities

The following table shows our holdings of debt and equity securities at the balance sheet dates stated below. Our holdings of government securities represent mainly holdings of Banco Galicia.

	As of December 31,
	2019	2018	2017
	(in millions of Pesos)
Debt Securities at FV through profit or loss	65,690	116,813	65,760
Argentine Government Securities	6,700	7,230	21,418
Government Bonds	347	2,285	1,927
Provincial Bonds	-	1,514	5,676
City of Buenos Aires Bonds	120	65	1,741
Treasury Bills	6,233	3,366	12,074
Argentine Central Bank´s Bill	58,141	107,833	40,562
Lebacs	—	—	40,562
Leliq	58,141	107,833	—
Corporate Securities	849	1,750	3,780
Debt Securities	755	1,060	2,899
Debt Securities of Financial Trust	94	157	555
Participation Certificates in Financial Trust	-	533	326
Other Debt Securities	19,020	22,189	6,434
Measured at FV through OCI	15,917	14,017	219
Government Securities	15,917	14,017	219
Measured at Amortized Cost	3,103	8,172	6,215
Argentine Government Securities	2	5	53
Treasury Bills	-	3	116
Argentine Central Bank's Bill and Bonds	2,335	337	256
Corporate Securities	795	7,827	5,790
Allowance	(29)	—	—
Investments in Equity Instruments	4,554	248	172
Domestic	4,512	205	125
Internacional	42	43	47
Total Debt and Equity Securities	89,264	139,250	72,366

As of December 31, 2019, the decrease in our debt and equity securities was mainly a result of a decrease in the volume of Government Bonds issued by the Argentine Central Bank and the corresponding purchase of the same. Our government securities issued by the Argentine Central Bank decreased Ps.49,692 million from Ps.107,833 million as of December 31, 2018 to Ps.58,141 million as of December 31, 2019.

The amount of Argentine government securities recorded at fair value as of December 31, 2019 for Ps.6,700 million corresponded to securities issued by the City of Buenos Aires (for Ps.120 million) Argentine bonds (for Ps.347 million); and Treasury Bills (for Ps.6,233 million).

As of December 31, 2019, the holding of public securities denominated in Dollars was composed mainly of Government Bonds (for Ps.4,982 million), recorded at fair value, and of Government Bonds (for Ps.11 million) and U.S. Treasury Bonds (for Ps.3 million) recorded at cost plus yield.

As of December 31, 2018, the amount of Argentine government securities, recorded at fair value for Ps.7,230 million, corresponded to our holdings of debt securities mainly issued by the provinces of Buenos Aires (for Ps.822 million), Neuquén (for Ps.410 million), Río Negro (for Ps.268 million), Mendoza (for Ps.14 million) and City of Buenos Aires (for Ps.65 million); and Government Bonds (for Ps.2,285 million) and treasury bills (for Ps.3,366 million).

As of December 31, 2018, the holding of public securities denominated in Dollars was composed mainly of Argentine Treasury Bills (Letes) (for Ps.283 million) and Government Bonds (for Ps.26 million), recorded at fair value and Argentine Treasury Bills (Letes) (for Ps.5 million) U.S. Treasury Bonds due in 2022 (for Ps.2 million), recorded at cost plus yield.

All local government securities, except for the Lebac and Leliq, which are issued by the Argentine Central Bank, were issued by the Argentine government.

Remaining Maturity and Weighted-Average Yield

The following table analyzes the remaining maturity and weighted-average yield of our holdings of debt securities at fair value through profit or loss as of December 31, 2019. Our government securities portfolio yields do not contain any tax equivalency adjustments.

	Fiscal Year Ended December 31, 2019
		Maturing within 1 year		Maturing after 1 year but within 5 years		Maturing after 5 years but within 10 years		Maturing after 10 years
	Total Book Value	Book Value	Yield (1)	Book Value	Yield	Book Value	Yield (1)	Book Value	Yield (1)
	(in millions of Pesos, except percentages)
Debt Securities at FV through Profit or loss
Argentine Government Securities
Pesos
Government Bonds	108	38	277.27%	62	49.64%	—	—	8	11.70%
Provincial Bonds	-	-	-%	-	—%	—	—	—	—%
City of Buenos Aires Bonds	120	-	-%	116	66.85%	4	64.69%	-	—%
Treasury Bills	1,049	1,049	50.00%	-	—%	-	—%	-	—%
Foreign Currency
Government Bonds	239	116	175.63%	123	65.56%	-	—%	-	—%
Treasury Bills	5,184	5,184	4.25%	-	—%	-	—%	-	—%
Argentine Central Bank´s Bill and Bonds
Pesos
Leliq	58,141	58,141	52.30%	-	—%	—	—%	—	—%
Corporate Securities
Pesos
Debt Securities	657	653	45.63%	4	51.71%	—	—%	—	—%
Debt Securities of Financial Trust	52	-	47.95%	52	51.00%	—	—%	—	—%
Participation Certificates in Financial Trust	-	-	-%	-	—%	—	—%	—	—%
Foreign Currency
Debt Securities	98	14	8.08%	79	6.52%	5	6.75%	—	—%
Debt Securities of Financial Trust	42	14	-%	28	—%	—	—%	—	—%
Participation Certificates in Financial Trust	-	-	-%	-	—%	—	—%	—	—%
Debt Securities at FV through Profit or loss	65,690	65,209		464		9		8

(1) Effective yield based on December 31, 2019 quoted market values.

Loan and Other Financing Portfolio

Our total loans and other financing reflect Banco Galicia’s and Tarjetas Regionales’ loan and other financing portfolios including past due principal amounts. Personal loans and credit-card loans are typically loans to individuals granted by Banco Galicia or Tarjetas Regionales. Most of the Tarjetas Regionales’ loans are included under “credit card loans”. Also, certain amounts related to advances, promissory notes, mortgage loans and pledge loans are extended to individuals. However, advances and promissory notes mostly represent loans to companies. The following table analyzes our consolidated loan and other financing activities portfolio.

	As of December 31,
	2019	2018	2017
	(in millions of Pesos)
Principal and Interest
Non- Financial Public Sector	7	18	13
Financial Institutions
Loans	10,796	12,218	10,674
Other financing	22	1	6
Total Financial Institutions	10,818	12,219	10,680
Non-Financial Private Sector and Residents Abroad (1)
Loans	362,076	436,182	432,070
Advances	15,892	22,199	25,661
Overdrafts	75,080	55,411	80,693
Mortgage Loans	15,053	18,141	12,976
Pledge Loans	3,209	1,535	2,448
Personal Loans	27,646	44,834	53,276
Credit Card Loans	149,460	174,439	192,561
Placements in Banks Abroad	7,875	8,155	656
Other Loans	53,908	106,902	68,511
Accrued Interest, Adjustment and Quotation Differences Receivable	15,245	8,289	516
Documented Interest	(1,292)	(3,723)	(5,228)
Financial Leases	2,225	3,381	3,809
Other Financing	9,277	7,186	5,065
Total Non-Financial Private Sector and Residents Abroad	373,578	446,749	440,944
Total Gross Loans and Other Financing	384,403	458,986	451,637
Allowance for Loan and Other Financing Losses
Loans	(25,629)	(23,921)	(14,043)
Financial Leases	(44)	(45)	(51)
Others Financing	(171)	(120)	(113)
Total Allowance	(25,844)	(24,086)	(14,207)
Total Loans and Other Financing	358,559	434,900	437,430

(1) Categories of loans include:

  Advances: short-term obligations drawn on by customers through overdrafts.
  Overdrafts: endorsed promissory notes, notes and other promises to pay signed by one borrower or group of borrowers and factored loans.
  Mortgage Loans: loans granted to purchase or improve real estate and collateralized by such real estate and commercial loans secured by a real estate mortgage.
  Pledge Loans: loans secured by collateral (such as cars or machinery) other than real estate, where such collateral is an integral part of the loan documents.
  Personal Loans: loans to individuals.
  Credit-Card Loans: loans granted through credit cards to credit card holders.
  Placements in Banks Abroad: short-term loans to banks abroad.
  Other Loans: loans not included in other categories.
  Documented Interest: discount on notes and bills.

As of December 31, 2019, Grupo Galicia’s loan and other financing portfolio before allowances for loan and other financing losses amounted to Ps.384,403 million, a 16% decrease as compared to the year ended December 31, 2018.

For the fiscal year ended December 31, 2018, Grupo Galicia’s loan and other financing portfolio before allowances for loan and other financing losses amounted to Ps.458,986 million, a 2% increase year-over-year.

The table below showing such information for the fiscal years ended December 31, 2016 and 2015 is not adjusted for inflation, and was prepared in accordance with Argentine Banking GAAP.

	As of December 31,
	2016	2015
	(in millions of Pesos)
Principal and Interest
Non-Financial Public Sector	-	-
Local Financial Sector	2,098	762
Non-Financial Private Sector and Residents Abroad (1)
Advances	10,063	8,549
Promissory Notes	25,298	22,752
Mortgage Loans	2,178	2,099
Pledge Loans	678	487
Personal Loans	15,312	9,259
Credit Card Loans	72,766	56,260
Placements in Banks Abroad	1,227	232
Other Loans	11,405	692
Accrued Interest, Adjustment and Quotation Differences	1,775	1,407
Receivable
Documented Interest	(642)	(597)
Total Non-Financial Private-Sector and Residents Abroad	140,060	101,140
Total Gross Loans	142,158	101,902
Allowance for Loan Losses	(4,707)	(3,560)
Total Loans	137,451	98,342
Loans with Guarantees
With Preferred Guarantees (2)	3,322	2,988
Other Guarantees	18,984	13,508
Total Loans with Guarantees	22,306	16,496

(1) Includes local and international financial sectors.

(2) Before the allowance for loan losses.

Maturity Composition of the Loan Portfolio

The following table sets forth an analysis by type of loan and time remaining to maturity of our loan portfolio as of December 31, 2019.

	As of December 31, 2019
	Within 1 Year	After 1 Year but within 5 Years	After 5 Years	Total at December 31, 2019
	(in millions of Pesos)
Non-Financial Public Sector (1)	7	—	—	7
Financial Sector (1)	8,027	2,769	—	10,796
Private Sector and Residents Abroad	288,669	69,712	10,216	368,597
Advances	14,363	1,529	—	15,892
Overdrafts	51,885	22,603	592	75,080
Mortgage Loans	3,619	8,981	2,453	15,053
Pledge Loans	1,057	1,934	218	3,209
Personal Loans	14,703	12,569	376	27,648
Credit-Card Loans	146,825	2,635	—	149,460
Other Loans	35,804	19,461	6,577	61,842
Accrued Interest and Quotation	20,471	—	—	20,471
Documented Interest	(59)	—	—	(59)
Total Loans	296,703	72,481	10,216	379,400

(1) Interest and the UVA/CER adjustment were assigned to the first month.

Interest Rate Sensitivity of Outstanding Loans

The following table presents the interest rate sensitivity of our outstanding loans due after one year by denomination as of December 31, 2019.

	As of December 31, 2019
	In millions of Pesos	As a % of Total Loans
Variable Rate (1)(2)
Pesos	3,558	4.30
Foreign Currency	4,727	5.72
Total	8,285	10.02
Fixed Rate (2)(3)
Pesos	44,480	53.79
Foreign Currency	29,932	36.19
Total	74,412	89.98

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

Banco Galicia

The Risk Division is responsible for the overall risk management of the Bank in accordance with international best practices and handles solvency, financial, operational, credit, technological, reputational and strategic risks. The Risk Division is independent from the business areas of the Bank and its subsidiaries and it reports directly to the Bank’s General Division. The Risk Division works with the functional support of the Compliance and Money Laundering Prevention Division, a division that also reports to the Board of Directors, and whose purpose is to prevent the execution of financial operations with funds derived from illegal activities, and the use of the Bank as a vehicle for laundering money and funding terrorist activities. In addition, the Risk Division monitors compliance with the laws, regulations and internal policies in order to prevent financial and/or criminal penalties and to minimize any reputational impact. It is an independent role that coordinates and assists in identifying, providing advice on, monitoring, reporting and warning management regarding compliance risks.

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
  helping to strengthen a risk management culture;
  establishing the risks, the Bank is willing to take and designing policies and procedures to monitor, control and mitigate the same;
  escalating deviations from internal policies to the Bank’s General Division; and
  managing the evaluation process of available financing capabilities and required capital resources to maintain an appropriate risk profile.

The Risk Division’s responsibilities include:

  ensuring action and contingency plans are in place to address any deviations from acceptable thresholds for risks posing a threat to business continuity;
  recommending the most suitable methodologies for the Bank to measure identified risks;
  guaranteeing that the launching of any new product includes a previous assessment of potential risks involved;
  providing technical support and assisting the Management Division regarding risk management;
  developing and proposing the strategies for credit and credit-granting policies; and
  managing and monitoring the credit origination processes, follow-up and control thereof, and the recovery of past-due loans.

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
  case-by-case evaluation of appropriate credit limits for each applicant; and
  ongoing monitoring of each client’s credit position and payment history.
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

Determination of Credit Limits

Customer’s credit limits are determined on the basis of an assessment of each customer’s specific financial situation. Based on such assessment, customers are assigned one of five risk levels: A, B, C, D or E, with A being the lowest risk segment and E being the highest risk segment. In making such assignment, certain factors are considered, including, but not limited to, monthly income, number of family members, geographic location and occupation. The customer is then assigned a credit limit based on his or her risk level, which is shared among all credit cards associated with such customer, whether as a primary or additional cardholder. The credit limit assigned to each customer includes: (i) the monthly balance limit; (ii) the long-term purchase limit (the maximum amount for a customer to purchase in six or more installments using the credit card); (iii) the total credit limit (the maximum amount that may be owed to the Company); (iv) the maximum balance limit for cash advances, which is determined based on risk segmentation, monthly income, and internal indebtedness as well as in the financial system, not being able to exceed the LCPL (long-term purchase limit plan).

Below is a detail of the percentage limits and nominal caps assigned to each risk segment.

	Monthly Balance Limit			Long-term Purchase Limit			Total Credit Limit
Risk Segment	Income %	Floor in Ps.	Top	Income %	Floor in Ps.	Top	Income %	Floor in Ps.	Top
A (Lowest)	100	5,000	50,000	160	5,000	120,000	200	5,000	140,000
B	90	4,500	35,000	150	4,500	80,000	180	4,500	100,000
C	80	4,000	22,000	140	4,000	50,000	170	4,000	60,000
D	70	3,500	15,000	120	3,500	35,000	150	3,500	40,000
E (Highest)	60	3,000	10,000	100	3,000	25,000	120	3,000	30,000

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

Financial Instruments Classification and Loss Provisions

General

The “Expected Credit Loss” (“ECL”) model applies to financial assets which are valued at both amortized cost and fair value through other comprehensive income (“OCI”). The standard establishes three categories to classify financial instruments, primarily taking into account the credit risk evolution over time. Stage 1 includes financial assets with normal or no significant risk associated; Stage 2 includes financial assets for which a significant increase in credit risk has been identified but they are not yet deemed to be credit-impaired and Stage 3 comprises financial assets which are impaired and/or subject to serious risk of impairment. To calculate the provisions for credit impairment risk, IFRS 9 differentiates among these three stages by applying the following concepts:

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

The measurement of ECL in accordance with IFRS 9 should consider forward looking information. To estimate ECL, Grupo Galicia has applied the following definitions and parameters, in accordance with IFRS 9.

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

  Stage 2: This stage includes financial assets for which a significant increase in credit risk has been identified. This stage considers two groups:

  For retail and retail like Portfolios between 31 and 90 days past due. For wholesale it considers credit ratings for which the risk of default has increased significantly.
  Probability of Default or Score with impairment risk.

  Stage 3: For all portfolios, Stage 3 includes every client whose Argentine Central Bank situation indicates a serious risk of bankruptcy (ratings C, D, E, F). With respect to retail portfolios, Stage 3 also includes financial instruments that are 90 or more days past due.

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
  Loss Given Default: This represents Grupo Galicia’s expectation of the total loss it will incur in respect of an obligation in default and varies according to the counterparty, seniority of the claim and availability of collateral or other credit support. Loss Given Default is expressed as a percentage loss per Peso of exposure at the time of default and is calculated over the term of the relevant obligation or on a 12-month basis.

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

IFRS 9 establishes the following standards regarding ECL:

  An unbiased weighted probability index, determined by the evaluation of different outcomes.
  Time value of money.
  Reasonable and sustainable information available at no additional cost or effort that provides evidence to support forecasts, as well as present conditions and past events.
64

Grupo Galicia developed a forward-looking methodology to evaluate the impact of different future macroeconomic scenarios on the credit risk of the financial assets. Grupo Galicia prepared three outcomes with varying probabilities in accordance with IFRS: (i) a median scenario with a 70% probability of occurrence, (ii) a downside scenario with a 15% probability of occurrence and (iii) an upside scenario with a 15% probability of occurrence

In order to account for time value of money, Grupo Galicia assumes expected losses will take place proportionally over time. The ECL is determined by determining the Probability of Default, Exposure at Default and the Loss Given Default for each future month for each collective segment. These three components are multiplied and adjusted, as applicable, to take into account any forward-looking information, thus calculating ECL for each month on a forward-looking basis, which is then discounted back to the reporting date and summed. The discount rate used in the ECL calculation is the original effective interest rate (or an estimate thereof).

Credit Risk Exposure of Financial Instruments

The following table sets forth the credit risk exposure of financial instruments for which an ECL allowance is recognized.

	Retail Portfolio
	December 31, 2019
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	78,567	28,798	912	108,277
1-30	1,696	1,520	185	3,401
31-60	(134)	1,262	163	1,291
61-90	-	528	275	803
Default	-	-	4,282	4,282
Gross Carrying amount	80,129	32,108	5,817	118,054
Loss allowance	4,050	1,877	4,576	10,503
Carrying amount	76,079	30,231	1,241	107,551

	Retail like Portfolio
	December 31, 2019
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	33,043	4,298	497	37,838
1-30	1,307	533	165	2,005
31-60	-	160	64	224
61-90	-	172	148	320
Default	-	-	2,437	2,437
Gross Carrying amount	34,350	5,163	3,311	42,824
Loss allowance	353	147	2,514	3,014
Carrying amount	33,997	5,016	797	39,810

	Wholesale Portfolio
	December 31, 2019
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
A	206,109	5,687	-	211,796
B1	-	378	-	378
Default	-	-	4,876	4,876
Gross Carrying amount	206,109	6,065	4,876	217,050
Loss allowance	540	180	4,493	5,213
Carrying amount	205,569	5,885	383	211,837

	Tarjeta Naranja
	December 31, 2019
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	44,633	532	261	45,426
1-30	2,434	159	90	2,683
31-60	-	1,217	76	1,293
61-90	-	629	46	675
Default	-	-	5,581	5,581
Gross Carrying amount	47,067	2,537	6,054	55,658
Loss allowance	2,023	704	4,686	7,413
Carrying amount	45,044	1,833	1,368	48,245

	Retail Portfolio
	December 31, 2018
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	123,255	15,978	-	139,233
1-30	3,416	1,847	-	5,263
31-60	-	2,343	-	2,343
61-90	-	1,214	-	1,214
Default	-	-	5,201	5,201
Gross Carrying amount	126,671	21,382	5,201	153,254
Loss allowance	4,000	3,566	3,937	11,503
Carrying amount	122,671	17,816	1,264	141,751

	Retail like Portfolio
	December 31, 2018
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	45,032	4,773	-	49,805
1-30	1,334	704	-	2,038
31-60	-	517	-	517
61-90	-	403	-	403
Default	-	-	2,765	2,765
Gross Carrying amount	46,366	6,397	2,765	55,528
Loss allowance	411	431	1,814	2,656
Carrying amount	45,955	5,966	951	52,872

	Wholesale Portfolio
	December 31, 2018
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
A	208,463	9,304	8	217,775
B1	(3,442)	60	-	(3,382)
Default	-	-	3,870	3,870
Gross Carrying amount	205,021	9,364	3,878	218,263
Loss allowance	809	119	1,027	1,955
Carrying amount	204,212	9,245	2,851	216,308

	Tarjeta Naranja
	December 31, 2018
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	56,167	4,652	-	60,819
1-30	3,956	1,457	-	5,413
31-60	-	2,618	-	2,618
61-90	-	1,445	-	1,445
Default	-	-	5,826	5,826
Gross Carrying amount	60,123	10,172	5,826	76,121
Loss allowance	2,117	2,835	3,212	8,164
Carrying amount	58,006	7,337	2,614	67,957

	Retail Portfolio
	December 31, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	139,594	17,703	-	157,297
1-30	3,486	1,793	-	5,279
31-60	-	1,750	-	1,750
61-90	-	754	-	754
Default	-	-	4,009	4,009
Gross Carrying amount	143,080	22,000	4,009	169,089
Loss allowance	1,682	1,411	2,579	5,672
Carrying amount	141,398	20,589	1,430	163,417

	Retail like Portfolio
	December 31, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	42,502	4,569	-	47,071
1-30	606	488	-	1,094
31-60	-	210	-	210
61-90	-	151	-	151
Default	-	-	1,234	1,234
Gross Carrying amount	43,108	5,418	1,234	49,760
Loss allowance	341	195	949	1,485
Carrying amount	42,767	5,223	285	48,275

	Wholesale Portfolio
	December 31, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
A	188,139	12,519	2	200,660
B1	-	119	-	119
Default	-	-	1,243	1,243
Gross Carrying amount	188,139	12,638	1,245	202,022
Loss allowance	326	69	759	1,154
Carrying amount	187,813	12,569	486	200,868

	Tarjeta Naranja
	December 31, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	60,347	6,408	-	66,755
1-30	2,786	2,429	-	5,215
31-60	-	1,736	-	1,736
61-90	-	811	-	811
Default	-	-	4,515	4,515
Gross Carrying amount	63,133	11,384	4,515	79,032
Loss allowance	1,391	1,954	2,620	5,965
Carrying amount	61,742	9,430	1,895	73,067

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

The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	December 31,
	2019	2018	2017
	(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	4,036	1,248	411
Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	202	63	20

(1) Recorded under “Other operating income”.

The table below sets forth such information for the fiscal years ended December 31, 2016 and 2015, which is not adjusted for inflation and, was prepared in accordance with Argentine Banking GAAP.

	As of December 31,
	2016	2015
	(in millions of Pesos, except ratios)
Total Loans (1)	142,158	101,902
Non-Accrual Loans (2)
With Preferred Guarantees	96	106
With Other Guarantees	88	103
Without Guarantees	4,520	2,958
Total Non-Accrual Loans (2)	4,704	3,167
Past Due Loan Portfolio
Non-Financial Public Sector	-	-
Local Financial Sector	-	-
Non-Financial Private Sector and Residents Abroad
Advances	189	188
Promissory Notes	144	192
Mortgage Loans	79	45
Pledge Loans	3	8
Personal Loans	274	304
Credit-Card Loans	2,673	1,693
Other Loans	93	74
Total Past Due Loans	3,455	2,504
Past Due Loans
With Preferred Guarantees	60	59
With Other Guarantees	60	97
Without Guarantees	3,335	2,348
Total Past Due Loans	3,455	2,504
Allowance for Loan Losses	4,707	3,560
Ratios (%)
As a % of Total Loans:
Total Past Due Loans	2.43	2.46
Past Due Loans with Preferred Guarantees	0.04	0.06
Past Due Loans with Other Guarantees	0.04	0.10
Past Due Unsecured Amounts	2.35	2.30
Non-Accrual Loans (2)	3.31	3.11
Non-Accrual Loans (2) (Excluding Interbank Loans)	3.36	3.12
Non-Accrual Loans (2) as a Percentage of Loans to the Private Sector	3.31	3.11
Allowance for Loan Losses as a % of:
Total Loans	3.31	3.49
Total Loans Excluding Interbank Loans	3.36	3.50
Total Non-Accrual Loans (2)	100.06	112.41
Non-Accrual Loans with Guarantees as a Percentage of Non-Accrual Loans (2)	3.91	6.60
Non-Accrual Loans as a Percentage of Total Past Due Loans	136.15	126.48

(1) Before the allowance for loan losses.

(2) Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.

	As of December 31,
	2016	2015
	(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	173	159
Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	9	8

(1) Recorded under “Miscellaneous Income”.

Loss Experience

The following tables present the changes in the loss allowance between December 31, 2018 and December 31, 2019, the changes in the loss allowance between December 31, 2017 and December 31, 2018, and the changes in the loss allowance between January 1, 2017 and December 31, 2017.

	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2018	7,336	6,952	9,990	-	24,278
Inflation effect	(2,568)	(2,432)	(3,496)	-	(8,496)
Movements with P&L Impact	-	-	-	-	-
Transfer from Stage 1 to Stage 2	(646)	646	-	-	-
Transfer from Stage 1 to Stage 3	(165)	-	165	-	-
Transfer from Stage 2 to Stage 1	1,223	(1,223)	-	-	-
Transfer from Stage 2 to Stage 3	-	(1,045)	1,045	-	-
Transfer from Stage 3 to Stage 2	-	88	(88)	-	-
Transfer from Stage 3 to Stage 1	32	-	(32)	-	-
New Financial Assets Originated or Purchased	1,701	1,629	7,624	-	10,954
Changes in PDs/LGDs/EADs	2,424	552	6,982	-	9,958
Changes to model assumptions and methodologies	(507)	151	1,592	-	1,236
Modification of contractual cash flows of financial assets	-	-	-	-	-
Foreign exchange and other movements	237	(220)	39	-	56
Other movements with no P&L impact	-	-	-	-	-
Transfers:	-	-	-	-	-
Transfer from Stage 1 to Stage 2	-	-	-	-	-
Transfer from Stage 2 to Stage 3	-	-	-	-	-
Transfer from Stage 3 to Stage 1	-	-	-	-	-
Write-offs	(2,103)	(2,188)	(7,552)	-	(11,843)
Loss allowance as of December 31, 2019	6,964	2,910	16,269	-	26,143

	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2017	3,739	3,631	6,906	-	14,276
Inflation effect	(1,207)	(1,171)	(2,229)	-	(4,607)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(236)	236	-	-	-
Transfer from Stage 1 to Stage 3	(83)	-	83	-	-
Transfer from Stage 2 to Stage 1	445	(445)	-	-	-
New Financial Assets Originated or Purchased	2,730	3,616	4,619	-	10,965
Changes in PDs/LGDs/EADs	3,019	3,514	7,422	-	13,955
Changes to model assumptions and methodologies	-	-	-	-	-
Modification of contractual cash flows of financial assets	-	-	-	-	-
Foreign exchange and other movements	(110)	(242)	506	-	154
Other movements with no P&L impact
Transfers:
Transfer from Stage 1 to Stage 2	-	(508)	508	-	-
Transfer from Stage 2 to Stage 3	-	66	(66)	-	-
Transfer from Stage 3 to Stage 1	15	-	(15)	-	-
Write-offs	(976)	(1,745)	(7,744)	-	(10,465)
Loss allowance as of December 31, 2018	7,336	6,952	9,990	-	24,278

	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of January 1, 2017	3,499	3,937	5,985	-	13,421
Inflation effect	(695)	(782)	(1,189)	-	(2,666)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(161)	161	-	-	-
Transfer from Stage 1 to Stage 3	(58)	-	58	-	-
Transfer from Stage 2 to Stage 1	931	(931)	-	-	-
New Financial Assets Originated or Purchased	1,389	1,809	2,214	-	5,412
Changes in PDs/LGDs/EADs	(233)	1,613	4,329	-	5,709
Changes to model assumptions and methodologies	-	-	-	-	-
Modification of contractual cash flows of financial assets	-	-	-	-	-
Foreign exchange and other movements	(97)	(250)	446	-	99
Other movements with no P&L impact
Transfers:
Transfer from Stage 2 to Stage 3	-	(472)	472	-	-
Transfer from Stage 3 to Stage 2	-	57	(57)	-	-
Transfer from Stage 3 to Stage 1	56	-	(56)	-	-
Write-offs	(892)	(1,511)	(5,296)	-	(7,699)
Loss allowance as of December 31, 2017	3,739	3,631	6,906	-	14,276

The table below sets forth such information for the fiscal years ended December 31, 2016 and 2015, which is no adjusted for inflation and was prepared in accordance with Argentine Banking GAAP.

	Fiscal Year Ended December 31,
	2016	2015
	(in millions of Pesos, except ratios)
Total Loans, Average (1)	111,166	77,832
Allowance for Loan Losses at Beginning of Period (2)	3,560	2,615
Changes in the Allowance for Loan Losses During the Period (2)
Provisions Charged to Income	3,389	2,128
Prior Allowances Reversed	(117)	-
Charge-Offs (A)	(2,125)	(1,203)
Inflation and Foreign Exchange Effect and Other Adjustments	-	20
Allowance for Loan Losses at End of Period	4,707	3,560
Charge to the Income Statement during the Period
Provisions Charged to Income (2)	3,389	2,128
Direct Charge-Offs, Net of Recoveries (B)	(272)	(226)
Recoveries of Provisions	(117)	-
Net Charge (Benefit) to the Income Statement	3,000	1,902
Ratios (%)
Charge-Offs Net of Recoveries (A+B) to Average Loans (3)	1.67	1.26
Net Charge to the Income Statement to Average Loans(3)	2.70	2.44

(1) Before the allowance for loan losses.

(2) Includes quotation differences for Galicia Uruguay.

(3) Charge-offs plus direct charge-offs minus bad debts recovered.

Allocation of the Allowance for Financial Instruments

The following table presents the allocation of our allowance for financial instruments losses among the various financial instruments’ categories.

	As of December 31, 2019
Item	Gross Carrying Amount	Loss Allowances	Net Carrying Amount	Collateral´s Fair Value
Advances	15,892	316	15,576	-
Mortgage Loans	15,053	896	14,157	38,776
Pledge Loans	3,209	55	3,154	1,960
Personal Loans	27,646	3,078	24,568	-
Credit Card Loans	149,460	13,887	135,573	-
Financial Leases	2,225	62	2,163	-
Overdrafts	75,080	5,431	69,649	-
Pre-financing export loans	53,937	241	53,696	-
Others	88,747	2,148	86,599	4,599
Public Securities	2,337	29	2,308	-
Total as of December 31, 2019	433,586	26,143	407,443	45,335

	As of December 31, 2018
Item	Gross Carrying Amount	Loss Allowances	Net Carrying Amount	Collateral´s Fair Value
Advances	22,199	683	21,516	-
Mortgage Loans	18,141	389	17,752	75,010
Pledge Loans	1,535	16	1,519	6,212
Personal Loans	44,834	1,726	43,108	-
Credit Card Loans	174,439	14,470	159,969	-
Financial Leases	3,381	40	3,341	-
Overdrafts	55,411	650	54,761	-
Pre-financing export loans	106,969	2,527	104,442	-
Others	53,875	3,584	50,291	3,736
Public Securities	22,382	193	22,189	-
Total as of December 31, 2018	503,166	24,278	478,888	84,958

The table below sets forth such information for the fiscal years ended December 31, 2016 and 2015, which is not adjusted for inflation, and was prepared in accordance with Argentine Banking GAAP.

	As of December 31,
	2016			2015
	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %
			(in millions of Pesos, except percentages)
Non-Financial Public Sector	-	-	-	-	-	-
Local Financial Sector	-	-	1.5	-	-	0.8
Non-Financial Private Sector and Residents Abroad
Advances	161	0.1	7.1	157	0.2	8.4
Promissory Notes	103	0.1	17.8	150	0.2	22.3
Mortgage Loans	43	-	1.5	33	-	2.1
Pledge Loans	3	-	0.5	7	-	0.4
Personal Loans	324	0.2	10.8	311	0.3	9.1
Credit-Card Loans	1,808	1.3	51.2	1,295	1.3	55.2
Placements in Correspondent Banks	-	-	0.9	-	-	0.2
Other	51	-	8.7	49	-	1.5
Unallocated(1)	2,214	1.6	-	1,558	1.5	-
Total	4,707	3.3	100.0	3,560	3.5	100.0

(1) The unallocated reserve consists of the allowances established on the portfolio classified in the “normal situation” category and includes additional reserves in excess of Argentine Central Bank minimum requirements.

Deposits

The following table sets out the composition of our deposits as of December 31, 2019, December 31, 2018 and December 31, 2017.

	As of December 31,
	2019	2018	2017
	(in millions of Pesos)
Deposits in pesos
Checking Accounts	67,566	61,309	75,223
Savings Accounts	59,494	94,036	93,944
Time Deposits	116,003	137,226	120,204
Time Deposits UVA	750	3,053	1,368
Other Deposits (1)	1,697	1,959	2,012
Plus: Accrued Interest, Quotation Differences Adjustment	5,028	6,128	3,242
Total Deposits in pesos	250,538	303,711	295,993
Deposits in foreign currency
Savings Accounts	117,866	211,923	134,113
Time Deposits	24,330	37,018	24,863
Other Deposits (1)	938	1,220	904
Plus: Accrued Interest, Quotation Differences Adjustment	63	74	36
Total Deposits in foreign currency	143,197	250,235	159,916
Total Deposits	393,735	553,946	455,909

(1) Includes other deposits originated by Decree No.616/05, reprogrammed deposits under judicial proceedings and other demand deposits.

In 2019, our consolidated deposits decreased 29% mainly as a result of a Ps.94,057 million decrease in foreign currency savings accounts and a Ps.34,542 million decrease in savings accounts in pesos. These decreases were mainly due to deposits received by Banco Galicia.

In 2018, our consolidated deposits increased 22% mainly as a result of a Ps.77,810 million increase in foreign currency savings accounts and a Ps.17,022 million increase in time deposits in pesos. These increases were mainly due to deposits received by Banco Galicia.

For more information, see Item 5. “Operating and Financial Review and Prospects” – A.“Operating Results”- “Funding”.

The following table provides a breakdown of our consolidated deposits by contractual term and currency of denomination as of December 31, 2019.

	December 31,
	2019
	Within 3 Months	After 3 Months but Within 3 Months	After 6 Months but Within 12 Months	1 year	After 1 but Within 5 years	Total
	(in millions of Pesos, except percentages)
Deposits in pesos
Savings Accounts	59,204	—	—	59,204	—	59,204
Checking Accounts	68,629	—	—	68,629	—	68,629
Time Deposits	113,425	1,892	674	115,991	11	116,002
Total deposits in pesos	241,258	1,892	674	243,824	11	243,835
Deposits in pesos + UVA adjustment				—		—
Savings Accounts	1,175	—	—	1,175	—	1,175
Time Deposits	658	75	16	749	—	749
Total deposits in pesos + UVA adjustment	1,833	75	16	1,924	—	1,924
Deposits in foreign currency				—		—
Savings Accounts	118,037	—	—	118,037	—	118,037
Checking Accounts	939	—	—	939	—	939
Time Deposits	20,589	2,583	1,115	24,287	42	24,329
Total deposits in foreign currency	139,565	2,583	1,115	143,263	42	143,305
Total deposits	382,656	4,550	1,805	389,011	53	389,064
Savings Accounts	178,416	—	—	178,416	—	178,416
Checking Accounts	69,568	—	—	69,568	—	69,568
Time Deposits	134,672	4,550	1,805	141,027	53	141,080

(1) Only principal. Includes the UVA adjustment.

The chart above shows that the highest concentration of maturities for time deposits was in the period of up to 89 days, representing 95.5% of total time deposits. As of December 31, 2019, the average term for the raising of non-adjusted Peso-denominated time deposits was 41 days, for UVA-adjusted deposits the average term was 195 days and for those in foreign currency the term was about 54 days. Foreign currency-denominated deposits, equal to Ps.146,248 million, represented 37.2% of total deposits.

The following table provides information about the maturity of our outstanding time deposits exceeding US$100,000, as of December 31, 2019.

December 31,
2019
(in millions of Pesos)
Deposits over US$100,000
Time Deposits
Within 30 Days	19,991
After 31 Days but Within 59 Days	64,428
After 60 Days but Within 89 Days	17,210
After 90 Days but Within 179 Days	14,141
After 180 Days but Within 365 Days	20,255
After 365 Days	1,552
Total Outstanding Time Deposits Exceeding US$100.000 (1)	137,577

(1) Only principal.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the periods indicated.

	As of December 31,
	2019	2018	2017
	(in millions of Pesos, except percentages)
(Loss) / Income for the Year Attributable to GFG	23,708	(5,332)	10,451
Total Assets	685,519	876,371	753,227
Shareholders’ Equity Attributable to GFG	113,942	92,492	99,260
Net Income as a Percentage of:
Total Assets	3.46	(0.61)	1.39
Shareholders’ Equity Attributable to GFG	20.81	(5.76)	10.53
Declared Cash Dividends	(1)	2,661	2,487
Dividend Payout Ratio	(1)	(49.91)	23.80
Shareholders’ Equity Attributable to GFG as a Percentage of Total Assets	16.62	10.55	13.18

(1) The cash dividend distribution for the fiscal year ended at December 31, 2019, is pending approval. For more information see Item 8. “Financial Information”-A.“Consolidated Statements and Other Financial Information”-“Dividend Policy and Dividends”-“Dividends” -“Grupo Financiero Galicia”.

Short-Term Borrowings

Our short-term borrowings include all of our borrowings (including repurchase agreement transactions, debt securities) with a contractual maturity of less than one year, owed to foreign or domestic financial institutions or holders of notes.

	As of December 31,
	2019	2018	2017
	(in millions of Pesos)
Short-Term Borrowings
Argentine Central Bank	23	44	35
Other Domestic Financial Institutions and International Banks
Credit Lines from Domestic Financial Institutions	2,498	4,221	452
International Banks and Credit Agencies	11,168	11,573	9,465
Repurchase Transactions	—	—	2,571
Debt Securities	1,411	2,745	—
Total short-term borrowings	15,100	18,583	12,523

As of December 31, 2019, our short-term borrowings consisted of (i) credit lines from the Argentine Central Bank, (ii) credit lines from domestic financial institutions (other than the Argentine Central Bank) and international banks, which represented 91% of our short term borrowings and (iii) debt securities, which represented 9% of our short-term borrowings.

We also borrow funds under various credit arrangements with domestic and foreign banks and /or lending agencies, which is reflected in the following table:

	As of December 31,
	2019	2018	2017
	(in millions of Pesos)
International Banks and Credit Agencies
Prefinancing of exportations	1,456	8,113	8,772
Export and Import Operations	9,712	3,460	693
Total Banks and Credit Agencies	11,168	11,573	9,465
Domestic Financial Institutions
Call	504	1,237	143
Tarjetas Regionales Credit Line	1,994	2,984	309
Total Domestic Financial Institutions	2,498	4,221	452
Total Domestic Financial Institutions and International Banks	13,666	15,794	9,917

The following table sets forth the items listed below for our significant short-term borrowings for the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017:

  the weighted-average interest rate at year-end,
  the maximum balance recorded at the monthly closing dates of the periods, the average balances for each period calculated on a daily basis, and the weighted-average interest rate for each period.
	As of December 31,
	2019	2018	2017
	(in millions of Pesos, except percentages)
Argentine Central Bank
Weighted-average Interest Rate at End of Period	—%	—%	—%
Maximum Balance Recorded at the Monthly Closing Dates	55	49	25
Average Balances for Each Period	32	37	15
Weighted-average Interest Rate for the Period	—%	—%	—%
Credit Lines from Domestic Banks			—
Weighted-average Interest Rate at End of Period	62.7%	36.1%	27%
Maximum Balance Recorded at the Monthly Closing Dates	3,231	4,971	1,680
Average Balances for Each Period	2,273	3,068	676
Weighted-average Interest Rate for the Period	45.6%	44.9%	26%
Credit Lines from Foreign Banks			—
Weighted-average Interest Rate at End of Period	6.0%	2.9%	3%
Maximum Balance Recorded at the Monthly Closing Dates	20,469	25,811	4,132
Average Balances for Each Period	10,792	15,449	2,584
Weighted-average Interest Rate for the Period	6%	3%	3%
Repurchases with Domestic Banks			—
Weighted-average Interest Rate at End of Period	—%	50%	27%
Maximum Balance Recorded at the Monthly Closing Dates	2,235	1,466	4,519
Average Balances for Each Period	997	620	868
Weighted-average Interest Rate for the Period	49%	27%	25.7%
Repurchases with Foreign Banks			—%
Weighted-average Interest Rate at End of Period	—%	4%	—%
Maximum Balance Recorded at the Monthly Closing Dates	—%	5,767%	—%
Average Balances for Each Period	—%	2,827%	—%
Weighted-average Interest Rate for the Period	—%	3%	—%
Debt securities in pesos
Weighted average interest rate at end of year	49%	56%	—%
Maximum balance recorded at the monthly closing dates	9,936	3,239	—
Average balances for each fiscal year	5,957	249	—
Weighted average interest rate for the year	34%	55%	—%
Debt securities in foreign currency
Weighted average interest rate at end of year	—%	—%	—%
Maximum balance recorded at the monthly closing dates	4,929	—	—
Average balances for each fiscal year	2,629	—	—
Weighted average interest rate for the year	5%	—%	—%

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

Banco Galicia

With respect to regulatory capital, Banco Galicia must comply with the regulations set forth by the Argentine Central Bank. These regulations are based on the Basel Committee methodology, which provides the minimum capital requirements for financial institutions to cover the different risks inherent to its business activity and assets, such as credit risk, generated both by exposure to the private sector and to the public sector; operational risk (generated by the losses resulting from the non-adjustment or failures of internal processes) and market risk (generated by positions in securities and in foreign currency).

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
  Supplementary Shareholders’ Equity includes 100% of the allowance for the portfolio in normal situation (up to the limit of 1.25%) and for subordinated notes, with respect to which, as from each of the last five years of each issuance term, the computable amount shall be reduced by 20% of the face value issued.

The following percentages apply in determining minimum capital requirements:

  Loans in Pesos to the Non-financial Public Sector: 0%.
  Property, Plant and Equipment and Miscellaneous Assets: 8%.
  Family Mortgage Loans: 35% over the 8%, if the amount does not exceed 75% of the asset value.
  Retail Portfolio: 75% over 8%.

The following table sets forth the capital required in accordance with the Argentine Central Bank regulations in force for each period indicated below.

	December 31,
	2019	2018	2017
	(in millions of Pesos, except percentages)
Minimum capital required (A)
Allocated to Credit Risk	29,149	22,171	14,414
Allocated to Market Risk	905	969	1,126
Allocated to Operational Risk	7,608	4,023	2,655
Total minimum capital required (A)	37,662	27,163	18,195
Computable Capital (B)
Tier I	61,393	36,584	16,221
Tier II	19,392	12,745	6,583
Total computable capital (B)	80,785	49,329	22,804
Excess over Required Capital (B)-(A)	43,123	22,166	4,609
Risk assets	459,900	325,853	221,472
Ratios (%)
Equity / Total assets	13.07	8.60	13.32
Excess / Minimum capital required	114.50	81.60	25.33
Total Capital Ratio(1)	17.57	15.14	10.30
Tier I Capital Ratio	13.35	11.23	7.32

In accordance with Argentine Central Bank rules applicable at each date

(1) Total computable capital / risk weighted assets credit, market and operational risks.

As of December 31, 2019, the Bank’s computable capital exceeded the minimum capital requirement by Ps.43,123 million (or 114.50%). The minimum capital requirement was Ps.37,662 million for 2019. As of December 31, 2018, the Bank’s computable capital exceeded the minimum capital requirement by Ps.22,166 million (or 81.60%).

The minimum capital requirement increased by Ps.10,499 million for the year ended December 31, 2019 as compared to December 31, 2018, mainly due to an increase related to financing balances in an amount equal to Ps.6,978 million and operational risk in an amount equal to Ps.3,585 million.

Computable capital increased by Ps.31,456 million as compared to December 31, 2018, due to an increase of Ps.24,809 million in Tier I Common Capital, primarily as a result of the capital increase consummated by Grupo Galicia, partially offset by deductions of capital.

Tier II Common Capital increased by Ps.6,647 million as a result of the impact of the exchange rate increase on the outstanding balance of subordinated notes issued in July 2016 for an aggregate principal amount of US$250 million and the increase in the allowance for loan losses on current loan portfolios.

Tarjetas Regionales

Since Tarjetas Regionales and its subsidiaries are not financial institutions, their capital adequacy is not regulated by the Argentine Central Bank. Tarjetas Regionales and its subsidiaries have to comply with the minimum capital requirement established by the Corporations Law, which was Ps.100,000.

Minimum Capital Requirements of Insurance Companies

The insurance companies controlled by Sudamericana must meet the minimum capital requirements set by General Resolution No.39,957 of the National Insurance Superintendency. This resolution requires insurance companies to maintain a minimum capital level equivalent to the highest of the amounts calculated as follows:

(a)   By line of insurance: this method establishes a fixed amount by line of insurance. For life insurance companies, it is Ps.22.1 million, increasing to Ps.22.2 million for companies that offer pension-linked life insurance. For providers of retirement insurance that do not offer pension-linked annuities, the requirement is Ps.44.3 million. For companies that offer property insurance that includes damage coverage (excluding those related to vehicles) the requirement is Ps.22.1 million (increasing to Ps.88.6 million for companies that offer all property and casualty products).

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

As of December 31, 2019, the computable capital of the companies controlled by Sudamericana exceeded the minimum requirement of Ps.815,4 million by Ps.274,9 million.

Sudamericana also owns Galicia Broker, a company dedicated to brokerage in different lines of insurance that is regulated by the guidelines of the Corporations Law, which provided for a minimum capital requirement of Ps.100,000.

Government Regulation

General

All companies operating in Argentina must be registered with the Argentine Public Registry of Commerce. In addition, any company with publicly issued equity or debt securities is subject to the rules and regulation of the CNV. Further, financial institutions, such as Grupo Financiero Galicia and Banco Galicia, are subject to Argentine Central Bank regulations. As companies listed in Argentina, Grupo Financiero Galicia and Banco Galicia must comply with the disclosure, reporting, governance and other rules applicable to such companies in the markets in which they are listed and those of regulators in the countries in which they are listed, including the Capital Markets Law (as amended by the Productive Financing Law No. 27,440 and including Decree No. 471/2018), Law No.20,643, the Decrees No.659/1974 and No.2220/1980 (as amended by Decree No. 572/1996), and CNV’s General Resolution No.622/2013 (as amended and/or supplemented, the “CNV Rules”).

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

274/2019 that repeals the Fair Business Practice Law (No. 22,802) and the Consumer Protection Law No. 24,240, as amended (or, in Spanish “Ley de Protección del Consumidor”).

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

Tarjeta Naranja and the credit card activities of Banco Galicia are regulated by the Credit Card Law. Both the Argentine Central Bank and the Undersecretary of Domestic Trade have issued regulations to, among other things, enforce public disclosure of companies’ pricing (fees, interest rates, and advertising) in order to ensure consumer awareness of such pricing. See “Credit Cards Regulation”.

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

On December 23, 2019, the Argentine Congress enacted Law No.27,541 (the “Social Solidarity and Productive Reactivation Law” or, in Spanish “Ley de Solidaridad Social y Reactivación Productiva”), which declared yet again a public emergency in relation to certain economic, financial, fiscal, and social matters, among others. The goal of this law is to manage Argentina’s public debt and public spending in a sustainable manner. Some of the most important aspects of the new regulation are: (i) it declares a continued public emergency across a variety of areas such as economic and financial, among others, until December 31, 2020, (ii) it increases taxes (for example, on exports of commodities or for foreign currency purchases); and (iii) it authorizes the government to use Central Bank reserves in order to make payments on the country’s public debt, among others.

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

Within this context, on February 8, 2002, through Decree No. 260/2002, as amended by Decree No. 27/2018, the Argentine Executive Branch established (i) a single and free-floating foreign exchange market (a “MULC”, or “Mercado Único y Libre de Cambios”) through which all foreign exchange transactions in a foreign currency must be conducted, and (ii) that foreign exchange transactions in a foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among the contracting parties, subject to the requirements and regulations imposed by the Argentine Central Bank.

On June 9, 2005, through Decree No.616/2005, the Argentine Executive Branch mandated that inflows of funds into the MULC arising from foreign debt incurred by residents (subject to certain exceptions) and all inflows of funds of non-residents channeled through the MULC for certain concepts were required to be credited into a local account and maintained for a “Minimum Stay Period”, requiring a mandatory deposit for 30% of the amount of the transaction for a period of 365 calendar days. Such requirements were eliminated by the former administration.

In February 2017, the former Ministry of Economy and Public Finance issued Resolution No. 1/2017, which reduced the “Minimum Stay Period” described above to zero days. As of July 1, 2017, with the issuance of Communication “A” 6244, the foreign exchange rules and regulations described above were reversed. In the same sense, the Government issued Decree 27/2018 by which it modified the denomination of the “MULC”, or “Mercado Único y Libre de Cambios” to “MLC” or “Mercado Libre de Cambios”.

However, as a result of several economic measures taken in Argentina, on September 1, 2019, the Argentine Central Bank issued Communication “A” 6770, which was later amended and restated by Communication “A” 6844 (currently in force, as amended), through which the controls and restrictions on the acquisition, sale and transfer of foreign currency were (re)introduced. The main provisions which currently govern the MLC are summarized below:

Inflow of Funds:

Funds entering into Argentina from (i) the export of Argentine goods, (ii) the provisions of services to a non-resident by a resident and (iii) payments received from the sale of non-financial, non-local produced assets are required to enter through the MLC, be converted into Pesos, and be deposited into a local bank account, all within specifically prescribed periods.

Regarding offshore financial debts, the Argentine borrower receiving the foreign funds must convert such funds into Argentine Pesos in order to be able to access the MLC in the future for the payment of principal and interest payments when due on the foreign debt.

Outflow of Funds:

Import of Goods. Communication “A” 6844, as amended establishes the possibility for residents to access to the MLC to pay amounts due for the import of goods. This regulation contemplates two different scenarios: (i) payments for imported goods already registered with the customs office; and (ii) payments for imported goods with a customs’ registration still pending. As a general rule, and subject to the compliance with certain requirements, financial institutions may grant access to the MLC for offshore payments for Argentine imports of goods, or other purchases of goods that were imported to Argentina. The cases that are not specifically established in the regulation are subject to prior approval of the Argentine Central Bank.

Offshore Services. Pursuant to Communication “A” 6401, financial entities may grant access to the MLC for the payment of services provided if such provision of services was previously reported, if applicable, in the last presentation of the “Foreign assets and liability informative regime”. With certain exceptions, the Argentine Central Bank’s prior authorization is required to make payments for early payments, or to make payments to offshore related companies. Financial entities may also grant access to the MLC for making of interest payments on offshore debt as long as the transaction was reported in the “Foreign assets and liability informative regime”. Again, the Argentine Central Bank’s prior authorization is required for early interest payments.

Dividends and Earnings. No authorization from the Argentine Central Bank is required to carry out foreign exchange transactions to pay dividends and earnings to “non-residents”, provided that the following requirements are met: (i) the dividends and earnings arise from closed and audited financial statements, (ii) the payment is made in accordance with the relevant corporate documents, (iii) the total amount of transfers for this reason made as of January 17, 2020 and onward, does not exceed 30% of the value of new contributions of foreign direct investment in resident companies, entered and settled through the MLC as of the mentioned date, (iv) access to the MLC for the payment of dividends cannot occur sooner than 30 calendar days following the settlement of the last contribution  (v) the payor submits sufficient documentation that evidences the final capitalization of the contributions, and (vi) the payment obligation is reported to the Argentine Central Bank through the “Foreign assets and liability informative regime”.

Offshore Financial Indebtedness. Regarding offshore financial indebtedness, financial entities may only grant access to the MLC when: (i) the funds disbursed as of September 1, 2019 entered Argentina through the MLC, were converted into argentine pesos, and deposited into a local bank account(s); and (ii) the transaction has been reported, if applicable, before the Argentine Central Bank pursuant to the “Foreign assets and liability informative regime”. Regarding funds disbursed before the aforementioned date, financial entities may grant access to the MLC for the repayment if the transaction has been reported before the Argentine Central Bank pursuant to the “Foreign assets and liability informative regime”.

Investment Instruments. The Argentine Central Bank ‘s prior authorization is required to access the MLC for the making of foreign investments, including the purchase of foreign currency for portfolio investments (“atesoramiento”) and the purchase of securities, by (i) legal entities, and non-Argentine residents (with certain exceptions -such as multilateral agencies, embassies, etc.-), for any amount; and (ii) individual residents, when the monthly sum of US$ 200 is exceeded

Argentine Central Bank Reporting Regime

In light of the foregoing, the Argentine Central Bank’s reporting regime has been updated as described below. Communication “A” 6401 introduced reporting requirements with respect to debt securities and external liabilities for the financial and private non-financial sector and direct investments of companies in such sector under the “Foreign assets and liability informative regime”.

The completion and validation of the information corresponding to the foregoing must be done electronically through the Federal Public Revenue Administration’s website. Such information, must be reported as of the first quarter of 2020, as follows: (i) at the end of any calendar quarter, by all individuals and legal entities who have outstanding offshore financial indebtedness (or if cancelled during that period, when filing the Foreign assets and liability informative regime); and (ii) in an annual presentation, by those individuals or legal entities for whom the balance of external assets and liabilities at the end of each year reaches or exceeds the equivalent of US$50 million.

Foreign Exchange Criminal Regime

Exchange operations can only be carried out through the entities authorized for such purposes by the Argentine Central Bank. As such, any exchange operation that does not comply with the provisions of the applicable regulations will be subject to the Law No. 19,359, as regulated by Decree 480/95, and Argentine Central Bank regulations (“Foreign Exchange Criminal Regime”), pursuant to which the following constitute offenses: (i) any foreign exchange transaction not performed before an authorized institution; (ii) the completion of foreign exchange transactions without the applicable authorization; (iii) any misrepresentation related to foreign exchange transactions; (iv) the failure to make accurate representations or to complete the necessary procedures in cases where the actual transactions are different than those declared; (v) any foreign exchange transaction executed without fulfilling the conditions established by applicable regulations, regarding quantity, foreign currency exchange rate, dates, etc.; and (vi) any other omission or act performed in violation of the Foreign Exchange Criminal Regime.

Violations to the Foreign Exchange Criminal Regime may be subject to fines of up to ten times the amount of the operation in breach and imprisonment in certain instances.

Argentine Banking Regulation

The following is a summary of certain matters relating to the Argentine banking system, including provisions of Argentine law and regulations applicable to financial institutions in Argentina. This summary is not intended to constitute a complete analysis of all laws and regulations applicable to financial institutions in Argentina.

General

Since 1977, banking activities in Argentina have been regulated by the Argentine Financial Institutions Law No. 21.526 (the “FIL”), which places the supervision and control of the Argentine banking system in the hands of the autonomous Argentine Central Bank, the principal monetary and financial authority in Argentina that operates independently from the Argentine government. The Argentine Central Bank enforces the FIL and grants authorization to banks to operate in Argentina. The FIL confers numerous powers to the Argentine Central Bank, including the ability to grant and revoke bank licenses, authorize the establishment of branches of Argentine banks outside of Argentina, approve bank mergers, capital increases and certain transfers of stock, set minimum capital, liquidity and solvency requirements and lending limits, grant certain credit facilities to financial institutions in cases of temporary liquidity problems and to promulgate other regulations and to enforce the FIL. The Argentine Central Bank has vested the Superintendency with most of the Argentine Central Bank’s supervisory powers. Such entity is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial institutions and establishing rules for participation of financial institutions in the foreign exchange market and the issuance of bonds and other securities, among other functions. In this section, unless otherwise stated, references to the Argentine Central Bank should be understood to be references to the Argentine Central Bank acting through the Superintendency. FIL grants the Argentine Central Bank broad access to the accounting systems, books, correspondence, and other documents belonging to banking institutions. The Argentine Central Bank regulates the supply of credit and monitors the liquidity, and generally supervises the operation, of the Argentine banking system.

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

Examination by the Argentine Central Bank

The Argentine Central Bank began to rate financial institutions based on the “CAMEL” quality rating system in 1994. Each letter of the CAMEL system corresponds to an area of the operations of each bank being rated, with: “C” standing for capital, “A” for assets, “M” for management, “E” for earnings, and “L” for liquidity. Each factor is evaluated and rated on a scale from one to five, with one being the highest rating an entity can receive. The Argentine Central Bank modified the supervision system in September of 2000. The objectives and basic methodology of the new system, referred to as “CAMELBIG,” do not differ substantially from the CAMEL system. The components were redefined in order to evaluate business risks separately from management risks. The components used to rate the business risks are capital, assets, market, earnings, liquidity and business. The components to rate management risks are internal control and the quality of management. By combining the individual factors under evaluation, a combined index can be populated that represents the final rating for the financial institution.

After temporarily halting such examinations as a result of the 2001-2002 financial and economic crisis, the Argentine Central Bank resumed the examination process, which remains in effect as of the date of this filing. In Banco Galicia’s case, the first examination after the 2001-2002 financial crisis was on March 2017, and currently there is an ongoing examination as of December 2019.

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

The minimum basic capital requirement for a commercial bank located in the City of Buenos Aires, such as Banco Galicia, is a capital reserve of at least Ps.26 million. The minimum capital requirements related to credit risk, which are calculated according to a formula established by the Argentine Central Bank, are designed to establish the minimum capital necessary to offset the risk that the counterparty does not comply with its obligation in a transaction related to the assets that are being reviewed. The minimum capital requirements related to market risks are designed to offset the eventual losses generated by a change of market rates or of credit quality, which would affect the assets and liabilities of the bank. Such market risk includes (among other risks) liquidity risk and interest rate risk. Operational risk includes the possibility of incurring a failure or deficiency in losses as a result of external events or as a result of a failure or deficiency in internal processes, human error or internal systems.

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

Legal Reserve

The Argentine Central Bank and FIL rules requires that every year banks allocate to a legal reserve a percentage of their net profits established by the Argentine Central Bank, which currently amounts to 20% of their yearly income. Such reserve may only be used during periods in which such financial institution has incurred losses and has exhausted all other reserves. Distribution of dividends will not be allowed if the legal reserve is not met.

Profit Distribution

In accordance with Communications “A” 5827 (as amended), “A” 6464 (as amended) and “A” 6304 (as amended), profit distribution of financial institutions (the concept pursuant to which a payment of dividends is included) must be authorized by the Superintendency. The Superintendency is entitled to intervene to verify the correct application of the procedures and regulations with respect to dividends approved and to be distributed by financial institutions. Nevertheless, as explained above, dividends to be paid in a foreign currency to international investors, may be subject to foreign exchange restrictions.

The Argentine Central Bank sets rules for the conditions under which financial institutions can make distributions of profits. Argentine Central Bank regulations require that 20% of a company’s profits, subject to certain adjustments, be allocated to legal reserves.

This requirement applies regardless of the company’s ratio of legal reserves to capital stock.

In addition to the foregoing, Argentine Central Bank regulations regarding profit distributions provide that profits can be distributed so long as a company’s results of operations are positive after deducting for required legal reserves, the difference between the carrying amount and the fair market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at fair market price, and the amounts capitalized for legal proceedings related to deposits and any unrecorded adjustments required by external auditors or the Argentine Central Bank. Furthermore, companies must also comply with capital adequacy rules, which set forth minimum capital requirements and required regulatory capital.

Effective as of January 2016, all Argentine financial institutions are also required to maintain capital in an additional capital reserve equal to 3.5% of risk-weighted assets, which must be comprised of only Tier I Common Capital, net of deductible items. Profit distributions of financial institutions will be not be authorized if failing to meet with the required computable regulatory capital set forth above.

Prior authorization of the Argentine Central Bank is required for profit distribuitons of financial institutions. Notwithstanding the above, note that in the context of the COVID-19 outbreak, the Argentine Central Bank issued on March 19, 2020, Communication “A” 6939 which restricted any dividend distribution of Argentine financial institutions until June 30, 2020.

Profits, if any, resulting from the first-time application of IFRS may not be distributed. Any such profits will be allocated to a special reserve recorded under equity, which may only be released for capitalization purposes, or to otherwise offset potential losses.

Legal Reserve Requirements for Liquidity Purposes

The deposit amount minus the minimum cash requirement determines the “lending capacity” of a particular deposit.

The Argentine Central Bank modifies the applicable minimum cash requirement from time to time depending on monetary policy considerations.

The then-applicable minimum cash requirement is determined on the basis of the average daily balances of the obligations: (i) recorded at the end of each day, during the period prior to their integration for Argentine Pesos; and (ii) at the end of each day during each calendar month, for foreign currency and securities.

The averages will be obtained by dividing the sum of the daily balances by the total amount of days of each month. For days in which no movement is recorded, the balance corresponding to the immediately preceding day. Compliance with minimum cash requirements must be made in the same debt currency and/or instrument that corresponds to the requirement (with certain exceptions), and might be completed through (i) checking accounts, denominated in Pesos, opened by financial entities in the Argentine Central Bank; (ii) “Minimum Cash Accounts”, denominated in dollars or other foreign currencies, opened by financial entities in the Argentine Central Bank; (iii) special guarantee accounts in favor of clearing houses and for coverage of credit cards, vouchers and ATM operations and for transfer settlement of immediate funds; (iv) non-bank financial entities checking accounts opened in commercial banks for the requirement of minimum cash integration; (v) special accounts opened in the Argentine Central Bank linked for the provision of social security benefits administered by National Social Security Administration (“Administración Nacional de la Seguridad Social” or ANSES) and (vi) “sub-accounts 60” which are accounts that contain a minimum amount of cash received from investments in public securities and debt instruments issued by the Argentine Central Bank, at market value.

According to Communication “A” 6341 (as modified and complemented), the percentages of minimum cash requirements applicable in accordance with Argentine Central Bank rules, are as follows:

  Demand deposits:
  Peso-denominated checking accounts and savings accounts: 54%.
  Savings accounts denominated in foreign currency: 25%.

  Fixed term deposits:
  Peso-denominated: (i) up to 29 days, 32%; (ii) 30 to 59 days, 22%; (iii) 60 to 89 days, 4%; (iv) 90 days or more, 0%.
  Foreign currency-denominated: (i) up to 29 days, 23%; (ii) 30 to 59 days, 17%; (iii) 60 to 89 days, 11%; (iv) 90 to 179 days, 5%; (v) 180 to 365 days, 2% and (vi) more than 365 days, 0%.
  Fixed term deposits adjusted by UVA/UVI (by remaining maturity):
  (i) up to 29 days, 7%; (ii) from 30 to 59 days, 5%; (iii) from 60 to 89 days, 3%; (iv) 90 days or more, 0%.

As of December 31, 2019, Banco Galicia was in compliance with its legal reserve requirements and continued to be in compliance as of the date of this annual report.

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

Lending Limits

According to the “large exposures to credit risk” and “minimum capital for financial institutions” rules, the total amount of all credit risk exposure values of a financial entity to a single counterparty or, where appropriate, a group of related counterparties, may not exceed at any time the limits established for level capital one (Tier 1) by the Argentine Central Bank.

In accordance with the Argentine Central Bank’s regulations, the exposure limit to a counterpart or connected counterpart group of the non-financial private sector will be 15% of the Bank's level one capital. However, this limit may be increased by 10% for exposures that are secured with preferred guarantees.

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

The Argentine Central Bank also regulates the level of “total financial exposure” a bank has to related parties. A party may be a “related party” by: a) control, when a human or legal person directly or indirectly exercises control over the bank or is controlled directly or indirectly by the bank; or b) personal relationship, regarding individuals (including their families and any other entity which they control) who serve as directors, trustees, general managers, or managers with credit attributions.

The Argentine Central Bank limits the level of total financial exposure that a bank can have outstanding to related parties, depending on the rating granted to each bank by the Superintendency. Banks rated 4 or 5 are forbidden to extend financial assistance to related parties. For banks ranked between 1 and 3, the financial assistance offered to related parties based on a relationship of control and without a guarantee, may not exceed 5% of the bank's level one capital. The bank may increase this limit to 10% if the financial assistance is secured.

Financial assistance to related parties based on a "personal relationship" have a 5% limit of Level 1 capital of the entity providing the financing (the limit is unique for all cases and includes operations with and without guarantees).

However, a bank may grant additional financial assistance to such related parties up to the following limits:

a)                    Individual maximum limits for customers over which a bank has control:

  Domestic financial entities:

✓       Financial institutions rated 1, 2 or 3, subject to consolidation with the lender and its controller or the borrower:

  If the affiliate is a financial institution rated 1, the amount of total financial exposure can reach 100% of a bank’s TIER 1, and 50% for additional financial assistance

  If the receiving affiliate financial institution is rated 2, the amount of total financial exposure can reach 20% and an additional 105% can be included
  If the affiliate is a financial institution rated 3, the amount of total financial exposure can reach 10%, and additional financial assistance can reach 40%

✓       Financial institutions that do not meet the above conditions with the lender or the borrower: 10%

  Domestic companies with complementary services:

✓       Domestic companies with complementary services associated with brokerage activities, financial brokerage in leasing and factoring operations, and temporary acquisition of shares in companies to facilitate their development in order to sell such shares afterwards

  Controlling company rated 1: General assistance 100%
  Controlling company rated 2: General assistance 10% / Additional assistance 90%

✓       Domestic companies with complementary services related to the issuance of credit cards, debit cards or other cards:

  Controlling company rated 1: General assistance 100% / Additional assistance 50%
  Controlling company rated 2: General assistance 20% / Additional assistance 105%
  Controlling company rated 3: General assistance 10% / Additional assistance 40%

✓       Domestic companies with complementary services, not subject to consolidation with the lender or the borrower: 10%

  Foreign financial entities:

✓       Investment grade 10%

✓       No Investment grade: Unsecured 5%; with and without warrants10%

  Other counterparties related by control

✓       Unsecured 5%; with and without warrants10%

b)       Individual maximum limits for customers over which there is a personal relationship

  Lender is ranked from 1 to 3: 5% of its TIER 1

In addition, the aggregate amount of a bank’s total financial exposure to its related parties, except for the ones subject to individual maximum limits higher than 10% (complementary services companies), may not exceed 20% of such bank’s TIER 1.

Notwithstanding the limitations described above, the sum of computable exposure is also limited in order to prevent risk concentration. To that end, the total exposure independently of whether customers qualify as such bank’s related parties or not, in the case in which such exposure exceeds 10% of such bank’s TIER 1, may not exceed three times the bank’s TIER 1 excluding total financial exposure to domestic financial institutions, or five times the bank’s TIER 1, including such exposure.

For a second-grade financial institution (i.e., a financial institution that provides financial products to other banks and not to retail customers), the latter limit is ten times such financial institution’s TIER 1.

Banco Galicia has historically complied with such rules.

Loan Classification System and Loan Loss Provisions

General

Banco Galicia is required to comply with the Argentine Central Bank regulations. In 1994, the Argentine Central Bank introduced the current loan classification system and the corresponding minimum loan-loss provision requirements applicable to loans and other types of credit (together, referred to as “loans”) to private sector borrowers.

The current loan classification system applies certain criteria to classify loans in a bank’s “consumer” portfolio, and another set of criteria to classify loans in its “commercial” portfolio. The classification system is independent of the currency in which the loan is denominated.

The loan classification criteria applied to loans in the consumer portfolio is based on objective guidelines related to the borrower’s credit score, legal status, and other information provided by credit rating agencies. However, if a borrower has defaulted in the past or is non-current on obligations, a lower rating is assigned by the Bank. In the event of any discrepancy, the guidelines indicating the higher risk level should be considered.

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
The debtor belongs to a sector of economic activity that records an acceptable future trend with good prospects and the debtor is competitive within such economic activity.

B. With Special Follow-up	Cash flow analysis reflects that the debt may be repaid even though it is possible that the customer’s future payment ability may deteriorate without a proper follow-up.
This category is divided into two subcategories:
B1. Under Observation;
B2. Under Negotiation or Refinancing Agreements.

C. With Problems

Cash flow analysis evidences problems to repay the debt, and therefore, if these problems are not solved, there may be some losses. It also includes customers that maintain payment agreements resulting from judicial or extrajudicial agreements approved by the relevant insolvency court.

D. High Risk of Insolvency

Cash flow analysis evidences that repayment of the full debt is highly unlikely. It also includes customers who have been sued by the creditor financial institution for the payment of amounts due or that have requested the preventive tender or concluded and extrajudicial preventive agreement not yet approved by the relevant insolvency court.

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

A customer classified in “Normal” situation that has been refinanced more than twice in the last twelve months in this category, must be re-classified in “Low-Risk”.

B. Low Risk

Occasional late payments, with a payment in arrears of more than 32 days and up to 90 days. A customer classified as “Low Risk” having been refinanced may be recategorized to “Normal”, as long as he amortizes one principal installment (whether monthly or bimonthly) or repays 5% of principal.

C. Medium Risk

Some inability to make payments, with arrears of more than 91 days and up to 180 days. A customer classified as “Medium Risk” having been refinanced may be recategorized to “Low Risk” within this category, as long as he amortizes two principal installments (whether monthly or bimonthly) or repays 5% of principal.

D. High Risk

Judicial proceedings demanding payment have been initiated or arrears of more than 180 days and up to one year. A customer classified as “High Risk” having been refinanced may be recategorized to “Medium Risk” within this category, as long as he amortizes three principal installments (whether monthly or bimonthly) or repays 10% of principal.

E. Uncollectible

Loans to insolvent or bankrupt borrowers, or subject to judicial proceedings, with little or no possibility of collection, or with arrears in excess of one year. A customer classified as “Uncollectible” having been refinanced in this category, may be recategorized to “High Risk”, as long as he amortizes three principal installments (whether monthly or bimonthly) or repays 15% of the principal.

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

On March 26, 2020, in the context of the COVID-19 outbreak, the Argentine Central Bank issued Communication “A” 6945 which suspended the ability of banks to charge fees for the use of automatic teller machines (“ATMs”) until June 30, 2020. Also, as part of the protective measures taken, the Argentine Central Bank has imposed an injunction on the payment of loans granted to the private sector, as per Communications “A” 6949 and “A” 6964, among other regulations. The Argentine Central Bank has also mandated that (i) any payments due between April and June 2020 for loans previously granted by financial entities are deferred until the month following the loan’s maturity date; and (ii) credit card debts due between March 20 and April 30 of 2020 and not paid by the credit card issuer will be automatically refinanced at least for a one-year term, pursuant to the following terms and conditions: (a) a 3-month grace period must be given to the debtor; (ii) the amount owed must be repaid in 9 equal and consecutive installments, and (iii) the maximum annual interest rate the creditor may charge is of 43%.

Foreign Currency General Position

Pursuant to Communication “A” 6844, as amended, financial entities may determine their own Foreign Currency General Position, with certain limitations: (i) Overall net negative FX position - this position may not exceed 30 % of the computable assets of the prior corresponding month and (ii) Overall net positive FX position - this daily position may not exceed 5 % of the computable assets of the prior corresponding month, and it can be increased to 30% if certain requirements are met.

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

The deposit insurance system covers all Peso and foreign currency deposits held in demand deposit accounts, savings accounts and time deposits for an amount up to Ps.1,000,000 per person, account and deposit. Certain deposits are not covered by the guarantee of the deposit insurance system, such as deposits received at rates higher than the reference rate in accordance with the limits established by the Argentine Central Bank, deposits acquired by endorsement, and those made by persons related to the financial institution (as defined by Argentine Central Bank regulations).

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

Deposit and Loans in Housing Units

In order to facilitate access to mortgage loans, through Communication “A” 5945, dated as of April 8, 2016, and complementary regulations, the Argentine Central Bank established a new type of loan denominated in Acquisition Value Units (Unidad de Valor Adquisitivo or “UVAs”). The value of such units will be updated using the Reference Stabilization Coefficient. The initial value of the UVA was Ps.47.16, representing the cost of construction of one thousandth square meter of housing as of December 31, 2019.

Financing Loans for Economic Development

The Argentine Central Bank enacted Communication “A” 6901 and Communication “A” 6916, by means of which it implemented several policies to promote economic development and productivity in Argentina. As from March 1, 2020, the required minimum cash to be held by financial institutions was reduced in an amount equivalent to 30% of the sum of outstanding financing granted in local currency to small and medium companies, provided such financing is granted at a maximum annual interest rate of (i) 40% until February 16, 2020, and (ii) 35% February 17, 2020 onwards. Also through Communication “A” 6916, the Argentine Central Bank reduced the required minimum cash to be held by financial institutions on an amount equivalent to 35% (capped on a 46% of the computable assets of the previous month) of the sum of credit card financings granted in local currency under the program “Ahora 12”. The Ahora 12 program allows credit cards users to financing their purchases in 12 monthly installments at no interest.

On another note, as a result of the COVID-19 outbreak, the Argentine Central Bank issued Communication “A” 6937, effective as of March 20th, 2020, which set forth the following:

(i)               The holding of liquidity bonds issued by the Argentine Central Bank (“LELIQs” for its Spanish acronym) by financial institutions that exceed the holdings allowed for the integration of the minimum cash requirement in pesos, may not exceed: (a) a sum equal to 90% of the exceeding holdings registered up to April 30, 2020; and (b) the following as of May 20:

Percentage of permitted “potential” finance to small and medium companies	Permitted excess holding (as a percentage of those registered as of (03/19/2020)
100%	90%
< from 100 % up to 75%	85%
< from 75 % up to 50%	80%
< from 50% up to 25%	75%
< from 25%	70%

(ii)          Moreover, the Argentine Central Bank reduced the required minimum cash to be held by financial institutions to grant financing to small and medium companies on a 40% (capped on a 4% of the computable assets of the previous month), provided that such financing has a maximum interest rate of 24% and at least 50% of such financing is used for working capital expenses.

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

Credit Cards Regulation

The Credit Cards Law establishes the general framework for credit card activities. Among other regulations, this law:

  sets a 2.15% cap on the rate a credit card company can charge merchants for processing customer card holders’ transactions with such merchants, calculated as a percentage of the customers’ purchases. With respect to debit cards, the cap is set at 1.0% and the amounts relating to the customers’ purchases should be processed in a maximum of three business days;
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

C. Organizational Structure

The following table illustrates our organizational structure as of December 31, 2019. Percentages indicate the ownership interests held by each entity.

EBA Holding S.A.
19.71%
Grupo Financiero Galicia S.A.
100%
Banco de Galicia y Buenos Aires S.A.U.
87.50%
Galicia Warrants S.A.
12.50%
87.50%
Sudamericana Holding S.A.
12.50%
99.99%
Galicia Seguros S.A.
99.99%
Galicia Retiro Compañía de Seguros S.A.
99.99%
Galicia Broker Asesores de Seguros S.A.
100%
Galicia Administradora de Fondos S.A.
100%
IGAM L.L.C.
100%
Galicia Valores S.A.U.
100%
Nargelon S.A.
Tarjetas Regionales S.A.
83%
5%
Ondara S.A.
95%
0.04%
Tarjeta Naranja S.A.
99.96%
5%
Cobranzas Regionales S.A.
95%
Naranja Digital Compañía Financiera S.A.U
100%

D. Property, Plants and Equipment

The following are our main property assets, as of December 31, 2019:

Property	Address	Square meters (approx.)	Main uses
Grupo Financiero Galicia
Rented	Tte. Gral. Juan D. Perón 430, 25th floor, Buenos Aires, Argentina	89	Administrative activities
Banco Galicia
Owned	Tte. Gral. Juan D. Perón 407, Buenos Aires, Argentina	18.815	Administrative activities
	Tte. Gral. Juan D. Perón 430, Buenos Aires, Argentina	41.547	Administrative activities
	Corrientes 6287, Buenos Aires, Argentina	34.000	Administrative activities
Tarjeta Naranja
Owned	Sucre 152, 154 and 541, Córdoba, Argentina	6.300	Administrative activities
	La Tablada 451, Humberto Primo 450 y 454, Córdoba, Argentina	14.080	Administrative activities
	Jujuy 542, Córdoba, Argentina	853	Administrative activities
	Ruta Nacional 36, km. 8, Córdoba, Argentina	7.715	Storage
	Río Grande, Tierra del Fuego, Argentina	309	Administrative and commercial activities
	San Jerónimo 2348 and 2350, Santa Fe, Argentina	1.475	Administrative and commercial activities
Rented	Sucre 145/151, La Rioja 359, 364 and 375, Córdoba, Argentina	3.564	Administrative activities
	Av. Corrientes 3135, CABA, Argentina	1.271	Administrative activities
Galicia Warrants
Owned	Tte. Gral. Juan D. Perón 456, 6th floor, Buenos Aires, Argentina	118	Administrative activities
	Alsina 3396/3510, San Miguel de Tucumán, Tucumán, Argentina	12.800	Storage
Rented	Alto Verde, Chicligasta, Tucumán, Argentina	2.000	Storage
	Ruta Nº 301- Acceso Famaillá, Tucumán, Argentina	3.150	Storage
Galicia Seguros
Owned	Maipú 241, Buenos Aires, Argentina	215.628	Administrative activities

As of December 31, 2019, our distribution network consisted of:

  Banco Galicia: 326 branches, located throughout Argentina’s 23 provinces, 149 of which were owned and 177 of which were leased by Banco Galicia.
  Tarjeta Naranja: 182 branches and 20 points of sale, located in 21 of the 23 Argentine provinces, 184 of which were leased by Tarjeta Naranja.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion and analysis are intended to help you understand and assess the significant changes and trends in our historical results of operations and the factors affecting our resources. You should read this section in conjunction with our audited consolidated financial statements and their related notes included elsewhere in this annual report.

Overview

In recent years, we have strengthened our position as a leading domestic private-sector financial institution, increasing our market share of loans and deposits and strengthening Banco Galicia’s regulatory capital reserves through the issuance of subordinated bonds and follow-on equity offerings, the sale of CFA and internal profit origination.

Despite the deterioration of the Argentine economy, reduction in Argentine GDP, high levels of inflation and the devaluation of the Peso, in 2019 we were able to maintain our asset quality and adequately cover credit risks and maintain liquidity and profitability metrics at reasonable levels.

With the development of the COVID-19 outbreak, which was alerted by the Chinese government in December 2019, many countries have suspended the business operations of many sectors of their economies, implemented travel restrictions and quarantine measures. Argentina has not been an exemption to this rule. The current administration has closed the borders of the country until further notice and has imposed a lock down form March 20, 2020 to May 10, 2020 (which could be extended if the government considers it necessary), allowing only the continuity of businesses considered essential for the local economy.

On March 26, 2020, in the context of the COVID-19 outbreak, the Argentine Central Bank issued Communication “A” 6945 which suspended the ability of banks to charge fees for the use of automatic teller machines (“ATMs”) until June 30, 2020. The Argentine Central Bank has also mandated credit card debts due between March 20 and April 30 of 2020 and not paid by the credit card issuer will be automatically refinanced at least for a one-year term and relaxed the delinquency days and default terms for the benefit of the borrowers. In addition, with the aim of increasing the financial resources available in the economy, the Argentine Central Bank has suspended banks’ ability to distribute dividends until June 30, 2020.

Our business and prospects are subject to risks associated with and arising from the outbreak of COVID-19, and the uncertainty of the impacts, duration and severity of the outbreak. This global pandemic creates substantial uncertainty as to the Bank’s ability to achieve its financial projects and how it may affect its business operations.

On another note but connected to the impact COVID-19 may have on how we operate our business, we have conducted a business impact analysis as part of our Business Continuity Program. The results of this analysis show that critical business functions will remain operative upon the occurrence of a disruptive event. In cases of mass absenteeism events, the analysis conducted identified the minimum quantity of personnel and positions needed to remain operative, being the leader of the relevant sector responsible for assigning personnel to such critical positions. New employees will be hired and current employees will be relocated to guarantee that critical functions remain operative, if and where needed.

Considering the mentioned above, fiscal year 2020 is expected to be a challenging year as a result of the change in government, the uncertainty related to the evolution of the sovereign debt restructuring process, the impact of COVID-19 and macroeconomic imbalances in a volatile global economy, all of which could negatively impact the Argentine economy.

The Argentine Economy

In 2019, global stock indices managed to recover over the marked generalized drops at the end of the previous year. This was explained mainly by the deepening of expansive monetary policies by the major Central Banks of the world, as well as the solid economic indicators of the United States and China. With regard to monetary policies, particularly the Federal Reserve of the United States joined the trend of the major Central Banks as a consequence of the turbulence towards the end of 2018 and inflation indicators in the country that began to fall significantly below the Federal reserve’s target. After increasing the range of interest rates four times in 2018, the Federal Reserve of the United States reduced rates by 25 basis points (bp) on three consecutive occasions (July, September and October), to a range from 1.5% to 1.75%. Later, at the last meeting of the year, the Federal Reserve of the United States claimed that this monetary policy stance was appropriate and the members of its committee projected stability in the rate range until 2021. Meanwhile, in 2019 the US unemployment rate fell to its minimum level in over 50 years, and economic activity remained driven by domestic consumption, although mitigated by a slowdown in the growth of the industrial activity. In addition, on average during 2019, US companies in all industries continued to consistently deliver revenues that surpassed industry estimates. Still, since the global spread of the COVID-19 in early 2020, the Federal Reserve held unscheduled meetings and decided to reduce its rates by a total of 150 bps to a range from 0.0% to 0.25%, while unemployment rate started to pick up and companies’ results of operations reflected the impact of a significantly lower global demand.

In contrast, global economic growth slowed down in general terms during 2019 highlighting the fall of the industrial activity in the Eurozone and a greater uncertainty in commercial terms. During 2019, trade conflicts between the United States, both with China and with the European Union, continued to escalate, while the resolution of the “Brexit” plan added uncertainty. Finally, towards the end of the year, China and the United States confirmed the approval of the first phase of a potential trade agreement to be signed in January 2020, including commitments of structural changes by China and lower fees by the counterparty. Likewise, the Prime Minister of the United Kingdom obtained the support of members of Parliament in favor of a bill for existing the EU, which bill became effective as of January 31, 2020, and set December 31, 2020, as the end of the transition period.

In this context, the DXY dollar index, which reflects the strength of the US dollar in relation to a basket of currencies representative of US foreign trade, increased only by 0.2%, while the dollar appreciated by 1.4% as compared to the currencies of emerging countries. Meanwhile, in line with the reductions in the range of Federal Reserve of the United States reference rates, the 2- and 10-year treasury rates compressed 92 bp and 77 bp, respectively, and the spread between both rates reached negative levels by the end of August 2019.

On the other hand, shares reflected significant increases that mainly affected developed markets with a rise of 24.0% and, to a lesser extent, emerging markets, including a 15.4% increase in the respective indexes. The main stock indexes in the United States showed increases of 28.9% for the S&P500, 22.3% in the Dow Jones and 35.2% in the case of Nasdaq. Meanwhile, stock exchanges increased by 24.8% in Europe (EuroStoxx50), and the rise was of 19.8% in Japan (Nikkei).

Commodity prices increased after marked drops in 2018, including a 9.4% rise in the general index, accelerating towards the end of the year. The greater dynamism was explained in part by the optimism around the first phase of a potential trade agreement between China and the United States. Among others, a 25.6% rise in the price of oil was highlighted, after a 24% drop in the last quarter of 2018, driven by geopolitical conflicts that at times reduced supply and increased both uncertainty and risk of transportation, as well as a surprise drop in US inventories in December. Additionally, significant increases in precious metals generated greater uncertainty, including increases of 18.3% and 15.2% in the price of gold and silver, respectively. Meanwhile, wheat and soybeans rose 0.9% and 6.9%, respectively, reversing falls observed in the most part of the year, in contrast to a 4.7% drop in the price of corn.

At the domestic level, in 2019 Argentina continued to exhibit a poor economic performance, mainly associated with exchange rate volatility, which was in turn a consequence of the political uncertainty. The economy had shown a drop of 2.5% in 2018, and private estimates reflect for 2019 an economic contraction around 2.2% (official data reported by the INDEC until September 2019 accumulated a drop-in activity of 2.5%).

In terms of the Argentine labor market, the deterioration observed in the economic activity had an impact on employment dynamics. The unemployment rate for the third quarter of 2019 – the last available data as of the date hereof - amounted to 9.7% of the economically active population, compared to 9.0% in the same quarter of 2018.

On the monetary level, the main aggregates grew below inflation, falling in real terms. The monetary base ended 2019 with an interannual expansion of 34.5%, 6.2 percentage points (p.p.) below year-on-year growth at the end of 2018. In particular, this monetary aggregate expanded by Ps.486,404 million, which is mainly explained by the accrual of interest for Ps.692,713 million and transfers to the National Treasury for a total of Ps.204,245 million (Ps.350,000 on cash advances and Ps.204,245 million from the remittance of 2018’s dividends). This issue was partially offset by the placement of 1-day repurchase transactions and Central Bank Liquidity Bills (LELIQ) for a total of Ps.451,967 million and FX sales to the private sector and the National Treasury (absorbing Ps.271,361 million). Private M2 (comprised of the currency held by the public, savings banks and checking accounts of the private sector) also grew below inflation, registering an expansion of 41.9% as of December 2019 with respect to the same period of 2018. Total M2 (also includes deposits from the public sector) ended 2019 with an interannual expansion of 29.4%.

With respect to the dynamics of domestic interest rates, they exhibited strong volatility throughout the year, accompanying the evolution of the monetary policy rate. Although between the beginning of January and the end of February there was a cut in the interest rate of the LELIQ, which went from 59.41% to 43.94%, then it was increased to deal with exchange rate pressures. In addition, after the primary elections, the reference rate showed a jump of 22 p.p, reaching levels of 85.99% in mid-September, then being cut gradually and closing the year at a level of 55.00%. The BADLAR rate accompanied the fluctuations of the reference rate, reaching 39.44% at the end of December.

The reference exchange rate of Argentine Central Bank went from Ps.37.81 to Ps.59.90 per dollar, between December 28, 2018 and December 30, 2019 (equivalent to an increase in the exchange rate of 58.4%). The average exchange rate went from Ps.37.89 in December 2018 to Ps.59.93 in December 2019.

The National Consumer Price Index published by the INDEC closed the year 2019 in 53.8% per year, 6.2 p.p. above the 2018 inflation (47.6% per year). This acceleration was largely due to the depreciation of the exchange rate, to which the corrections in the rates of public services were added during the first half of the year.

On a fiscal level, during 2019 tax resources - including social security - grew 48.2%, compared to the interannual (i.a.) expansion of 25.6% in 2018. Meanwhile, the primary expenditures expanded 37.2%, above 22.4% of the accumulated rate by December of the previous year. Thus, the national private sector registered a primary deficit of Ps.95,122 million, equivalent to -0.4% of the GDP. This figure indicated an improvement compared to the 2018 primary deficit of Ps.338,987 million (-2.3 p.p. of the GDP). After the payment of interest for Ps.724,285 million, the financial deficit of 2019 amounted to Ps.819,407 million, equivalent to 3.8% of the GDP. However, there was an extraordinary revenue during 2019, coming from selling certain assets. If this revenue is not computed, the primary deficit was 0.96% of the GDP and the financial deficit amounted to 4.3%.

In relation to the external sector, in 2019 exchange balance’s current account published by the Argentine Central Bank (cash base) recorded a surplus of US$6,277 million, an improvement compared to the deficit registered in the same period of 2018, that had amounted to US$11,329 million. Measured in relation to the GDP, the current account surplus was about 1.4% in 2019, showing an improvement compared to the 2.1% red of the previous year.

The improvement observed in nominal terms was basically a consequence of higher net income from goods (US$23,444 in 2019 against US$8,323 million in 2018) and lower net expenses for services (US$5,482 in 2019 against US$9,460 million in 2018). In particular, income from collections of goods exports totaled in 2019 US$57,747 million, a 13.2% increase compared to the level observed in the previous year. For its part, the import payments of the exchange balance sheet goods amounted to US$34,303 million, registering an interannual contraction of 19.6%.

In this context, the principal and financial account of the exchange balance sheet recorded a net currency outflow of US$32,401 million in 2019, a figure that is compared to a net income of US$15,866 million in 2018. For its part, the International Reserves of the Argentine Central Bank amounted to US$44,781 million, US$21,025 million below to what was observed by the end of 2018.

The Argentine Financial System

Total loans provided to the private sector by the financial system climbed to Ps.2,460,218 million in December 2019, reflecting a 15.6% increase over the same month of 2018. Consumer loans, consisting of loans granted through credit cards and personal loans, presented the greatest growth, a 21.9% increase as compared to December 31, 2018, totaling Ps.985,658 million as of December 31, 2019. On the other hand, commercial loans, consisting of current account overdrafts and drafts/bills (signature and purchased/discounted loans), finally totaled Ps.980,919 million, registering an increase of 12.5% year-on-year (YoY). Mortgage loans, which were growing above the total a year ago, registered a 6.0% increase in 2019, totaling Ps.237,675 million by the end of the year.

Total deposits in the financial system climbed to Ps.4,777,159 million as of the end of December 2019, up by 18.6% as compared to December 31, 2018. Deposits from the non-financial private sector increased 25.3%

annually, climbing to Ps.3,935,726 million, while public sector deposits totaled Ps.757,545 million, down by 11.6% YoY. Within private sector deposits, transaction deposits ended at Ps 2,281,213 million, a 28.3% hike YoY, and term deposits ended at Ps.1,541,756 million, a 20.6% annual growth.

In December 2019, the average interest rate for 30-35-day term deposits in Argentine pesos from private banks (over Ps.1 million) was 41.8%, registering an interannual drop of 6.8 p.p. Regarding active rates, the one corresponding to advances in current account was 66.5% (-4.3 p.p. YoY).

With data as of December 2019, financial institutions increased liquidity levels (in relation to total deposits) compared to the same month of the previous year, a ratio that stood at 60.1%, +3.5 p.p. (considering repurchase transactions and instruments of the Argentine Central Bank).

In terms of solvency, the equity of the financial system showed an interannual increase of Ps.290,288 million, finally totaling Ps.900,925 million, which implies a 47.5% increase. The profitability of the system (accumulating 12 months as of December 2019 was equivalent to 5.2% of assets (+1.1 p.p. YoY), while the return on Shareholders’ Equity was 44.9% (+8.8 p.p. YoY).

The nonperforming portfolio of loans to the non-financial private sector amounted to 5.7% in December 2019, greater than the 2.6% of the previous year. Hedging with allowances for private sector nonperforming loans was 96%, 24 p.p. lower than the measurement reported in the same month of 2018.

As for the composition of the financial system, as of December 31, 2019, there were 78 financial institutions: 63 banks, of which 50 were private (34 of domestic capital and 16 foreigners) and 13 were public, and 15 non-banking financial institutions.

The concentration of the system, measured by the market share in private sector deposits of the top ten banks, reached 77.8% as of December 31, 2019, 1.0 p.p. less than the one registered in the same month of 2018 (78.8%).

With data as of December 2019, the latest information available, the financial system employed 106,043 people, which represented a 1.8% drop since December 31, 2018.

The Argentine Insurance Industry

According to the information published by the Superintencia de Seguros de la Nación, the insurance industry continued to grow throughout 2019. The total gross premiums in respect of property, life, and retirement insurance for such period was equal to Ps.534,630 million, an increase of 36% as compared to 2018.

During 2019, the automotive and workers’ compensation insurance sectors were affected by high inflation and an increase in the filing of claims for compensation. Although inflation is not decreasing as expected, financial income is expected to cover any increased costs as a result of the foregoing.

Home, life and personal accident insurance policies increased by 32% year-over-year. It is expected that this segment will continue to increase as the Argentine economy stabilizes. During this period, Galicia Seguros has maintained positive financial results. As of December 31, 2019, Sudamericana Holding, primarily through its main subsidiary Galicia Seguros reported a net income equal to Ps.623 million. This result includes Ps.5,588 million of insurance premiums and surcharges (related to both direct insurance and reinsurance).

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

The chart below presents a comparison of inflation rates published by INDEC, measured by the Whole Price Index and the CPI, for the fiscal years 2019, 2018 and 2017.

In addition, the chart below presents the evolution of the CER and UVA indexes, published by the Argentine Central Bank and used to adjust the principal of certain of our assets and liabilities for the specified periods.

	For the Year Ended December 31,
	2019	2018	2017
	(in percentages)
Price Indices (1)
WPI	58.49	73.50	18.80
CPI	53.83	47.65	24.80
Adjustment Indices
CER	18.70	12.34	8.38
UVA(2)	47.16	31.06	21.15

(1) Data for December of each year as compared to December of the immediately preceding year.

(2) Unidad de Valor Adquisitivo (Acquisition Value Unit).

In 2019, the CPI published by INDEC reflected a 53.83% increase, while the CER and UVA indexes went up 51.56% and 51.84% during the same period, respectively.

In the first month of 2019, the CPI published by INDEC reflected a 2.3% increase, while the CER and UVA indexes increased by 3.99% and 4.01% respectively, during the same period.

Currency Composition of Our Balance Sheet

The following table sets forth our assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER/UVA, as of the dates indicated.

	As of December 31,
	2019	2018	2017
	(In millions of Pesos)
Assets
In Pesos, Unadjusted	451,676	537,334	546,717
In Pesos, Adjusted by the CER/UVA	28,335	28,379	10,212
In Foreign Currency (1)	205,398	310,658	196,298
Total Assets	685,409	876,371	753,227
Liabilities and Shareholders' Equity
In Pesos, Unadjusted, Including Shareholders’ Equity	478,061	561,453	555,541
In Pesos, Adjusted by the CER/UVA	1,950	4,260	1,388
In Foreign Currency (1)	205,398	310,658	196,298
Total Liabilities and Shareholders’ Equity	685,409	876,371	753,227

(1) If adjusted to reflect forward sales and purchases of foreign exchange made by Grupo Financiero Galicia and recorded off-balance sheet, assets amounted to Ps.231,419 and liabilities Ps.231,396 million as of December 31, 2019.

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

Results of Operations for the Fiscal Years Ended December 31, 2019 and December 31, 2018 and December 31, 2017.

We discuss below our results of operations for the fiscal year ended December 31, 2019 as compared with our results of operations for the fiscal year ended December 31, 2018 and our results of operations for the fiscal year ended December 31, 2018 as compared with our results of operations for the fiscal year ended December 31, 2017.

Consolidated Income Statement

	For the Year Ended December 31,			Change (%)
	2019	2018	2017	2019/2018	2018/2017
	(in millions of Pesos, except otherwise noted)
Consolidated Income Statement
Net Income from Interest	34,830	51,324	45,956	(32)	12
Interest Income	130,506	120,411	84,137	8	43
Interest Expenses	(95,676)	(69,087)	(38,181)	38	81
Net Fee Income	28,083	32,875	32,563	(15)	1
Fee Income	35,145	37,530	37,567	(6)	—
Fee Related Expenses	(7,062)	(4,655)	(5,004)	52	(7)
Net Income from Financial Instruments	72,830	26,694	13,016	173	105
Income from Derecognition of Assets Measured at Amortized Cost	220	341	—	(35)	—
Exchange Rate Differences on Gold and Foreign Currency	8,691	5,810	5,352	50	9
Other Operating Income	21,132	16,059	15,344	32	5
Income from Insurance Business	3,673	4,414	5,099	(17)	(13)
Loan and Other Receivables Loss Provisions	(22,203)	(25,074)	(11,220)	(11)	123
Net Operating Income	147,256	112,443	106,110	31	6
Personnel expenses	(24,449)	(26,192)	(26,288)	(7)	—
Administrative Expenses	(24,317)	(24,735)	(22,188)	(2)	11
Depreciations and Impairment of Assets	(5,064)	(2,541)	(2,214)	99	15
Other Operating Expenses	(25,770)	(25,996)	(22,468)	(1)	16
Loss on Net Monetary Position	(30,798)	(27,788)	(10,496)	11	165
Operating Income	36,858	5,191	22,456	610	(77)
Share of Profit from Associates and Joint Ventures	—	—	494	—	(100)
Income Tax from Continuing Operations	(13,038)	(10,634)	(11,259)	23	(6)
Net Income from Discontinuing Operations	—	(448)	(495)	100	9
Net Income (Loss) for the Year	23,819	(5,891)	11,196	504	(153)
Net Income (Loss) for the Year Attributable to Parent Company´s Owner	23,708	(5,332)	10,451	545	(151)
Net Income (Loss) for the Year Attributable to Non-controlling Interests	111	(559)	745	120	(175)
Other Comprehensive Income (Loss)	403	(135)	(669)	399	80
Total Comprehensive Income (Loss)	24,222	(6,026)	10,527	502	(157)
Total Comprehensive Income (Loss) Attributable to Parent Company´s Owners	24,111	(5,467)	9,782	541	(156)
Total Comprehensive Income (Loss) Loss Attributable to Non-controlling Interests	111	(559)	745	120	(175)
Ratios (%)				Change (pbs)
Return on Assets	3.46	(0.61)	1.39	407	(200)
Return on Shareholders’ Equity	20.81	(5.76)	10.53	2,657	(1,629)
v				Change (%)
Basic Earnings per Share (in Pesos)	16.62	(3.74)	7.32	545	(151)

Fiscal Year 2019 compared to Fiscal Year 2018

Net income for the fiscal year ended December 31, 2019 was equal to Ps.23,819 million, as compared to net loss equal to Ps.5,891 million for the fiscal year ended December 31, 2018, a Ps.29,710 million, or 504% increase. This result was mainly due to net income from: (i) banking activities (Banco Galicia) for Ps.22,283 million, (ii) Tarjetas Regionales for Ps.653 million and (iii) insurance services (Sudamerica Holding) for Ps.634 million.

Net earnings per share for the fiscal year ended December 31, 2019 was equal to a Ps.16.62 per share gain, as compared to a Ps.3.74 per share loss for the fiscal year ended December 31, 2018.

The return on assets and the return on shareholders’ equity for the fiscal year ended December 31, 2019 was equal to a 3.46% gain and 20.81% gain, respectively, as compared to a 0.61% loss and 5.76% loss, respectively, for the fiscal year ended December 31, 2018.

The increase in net income for the year ended December 31, 2019 was primarily attributable to a higher net operating income, from Ps.112,443 million to Ps.147,256 million (a 31% increase as compared to December 31, 2018), and was partially offset by (i) a Ps.3,010 million increase loss on net monetary position, increasing from Ps.27,788 million in 2018 to Ps.30,798 million in 2019, and (ii) a Ps.2,523 million increase in depreciation and impairment of assets, increasing from Ps.2,541 million in 2018 to Ps.5,064 million in 2019.

The increase in net operating income from the year ended December 31, 2019 was mainly attributable to (i) a Ps.46,136 million increase in net income from financial instruments, from Ps.26,694 million in 2018 to Ps.72,830 million in 2019, (ii) a Ps.10,095 million increase in interest income from Ps.120,411 million in 2018 to Ps.130,506 million in 2019, and (iii) a Ps.5,073 million increase in other operating income from Ps.16,059 million in 2018 to Ps.21,132 million in 2019.

Fiscal Year 2018 compared to Fiscal Year 2017

Net loss for the fiscal year ended December 31, 2018 was equal to Ps.5,891 million, as compared to net income equal to Ps.11,196 million for the fiscal year ended December 31, 2017, a Ps.17,087 million, or 153% decrease. This result was mainly due to net loss (i) from banking activities (Banco Galicia) for Ps.3,150 million, and (ii) from Tarjetas Regionales for Ps.3,291 million and was partially offset by net income from activities related to insurance services (Sudamerica Holding) for Ps.310 million.

Net loss per share for the fiscal year ended December 31, 2018 was equal to a Ps.3.74 per share, as compared to a Ps.7.32 per share gain for the fiscal year ended December 31, 2017.

The return on assets and the return on shareholders’ equity for the fiscal year ended December 31, 2018 was equal to a 0.61% loss and 5.76 % loss, respectively, as compared to a 1.39% and 10.53%, respectively, for the fiscal year ended December 31, 2017.

This net loss was attributable to (i) a low growth of net operating income (6% increase compared to previous year) and (ii) a 165% increase in loss on net monetary position.

The result of a Ps.17,292 million increase in loss on net monetary position was attributable to higher inflation levels.

The Ps.6,333 million increase in net operating income was mainly attributable to (i) a Ps.36,274 million increase in interest income from Ps.84,137 million in 2017 to Ps.120,411 million in 2018, and (ii) a Ps.13,678 million increase in net income from financial instruments from Ps.13,016 million in 2017 to Ps.26,694 million in 2018. This increase was offset by (i) a Ps.30,906 million increase in interest expenses from Ps.38,181 million in 2017 to Ps.69,087 million in 2018, and (ii) a Ps.13,854 million increase in loan and other receivables loss provisions from Ps.11,220 million in 2017 to Ps.25,074 million in 2018.

Interest-Earning Assets

The following table shows our yields on interest-earning assets:

	As of December 31,
	2019		2018		2017
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos, except rates)
Interest-Earning Assets
Government Securities	130,598	50.78	81,012	29.05	63,438	16.70
Loans	375,272	31.20	464,013	24.62	406,404	17.62
Other	24,567	76.35	25,292	20.41	27,230	18.14
Total Interest-Earning Assets	530,437	38.11	570,317	25.07	497,072	17.53
Spread and Net Yield
Interest Spread, Nominal Basis (1)		16.69		11.40		8.32
Cost of Funds Supporting Interest-Earning Assets		18.18		11.08		6.82
Net Yield on Interest-Earning Assets (2)		19.93		13.99		10.71

(1) Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER/UVA adjustment.

(2) Net interest earned divided by average interest-earning assets. Interest rates include the CER/UVA adjustment.

Fiscal Year 2019 compared to Fiscal Year 2018

The average of interest-earning assets decreased Ps.39,880 million, from Ps.570,317 million for the fiscal year ended December 31, 2018 to Ps.530,437 million for the fiscal year ended December 31, 2019, representing a 7% decrease. Of this decrease, Ps.88,741 million was due to a decrease in the average size of the loan portfolio. The average yield on interest-earning assets was 38.11% in 2019, as compared to 25.07% in 2018, a 1,304 bps increase, mainly attributable to an increase in the average interest rate earned on repurchase transactions and government securities.

Fiscal Year 2018 compared to Fiscal Year 2017

The average of interest-earning assets increased Ps.73,245 million, from Ps.497,072 million for the fiscal year ended December 31, 2017 to Ps.570,317 million for the fiscal year ended December 31, 2018, representing a 15% increase. Of this increase, Ps.57,609 million was due to an increase in the average size of the loan portfolio. The average yield on interest-earning assets was 25.07 % in 2018, as compared to 17.53% in 2017, a 754 bps, that was primarily attributable to an increase in the average interest rate earned on government securities and an increase in the average interest rate earned on outstanding loans.

Interest-Bearing Liabilities

The following table shows our yields on cost of funds:

	As of December 31,
	2019		2018		2017
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos, except rates)
Interest-Bearing Liabilities
Savings Accounts	171,701	0.29	178,696	0.19	152,318	0.07
Time Deposits	196,846	38.80	196,269	21.98	155,546	15.90
Debt Securities	52,092	28.55	53,144	25.04	43,040	15.00
Other Interest-bearing Liabilities	29,481	15.83	34,277	18.64	16,973	15.37
Total Interest-Bearing Liabilities	450,120	21.42	462,386	13.67	367,877	9.22

Fiscal Year 2019 compared to Fiscal Year 2018

The average interest-bearing liabilities for the fiscal year ended December 31, 2019 were equal to Ps.450,120 million, as compared to Ps.462,386 million for the fiscal year ended December 31, 2018, a 3% decrease.

Such decrease was primarily attributable to (i) a Ps.6,418 million decrease in total interest-bearing deposits (savings accounts and time deposits), which decreased to Ps.368,547 million as of the fiscal year ended December 31, 2019 from Ps.374,965 million as of the fiscal year ended December 31, 2018, and (ii) a Ps.4,796 million decrease in the average balance of other interest-bearing liabilities, which decreased to Ps.29,481 million as of the fiscal year ended December 31, 2019 from Ps.34,277 million as of the fiscal year ended December 31, 2018.

Fiscal Year 2018 compared to Fiscal Year 2017

The average interest-bearing liabilities for the fiscal year ended December 31, 2018 were equal to Ps.462,386 million, as compared to Ps.367,877 million for the fiscal year ended December 31, 2017, an increase of 26%. Such increase was primarily attributable to a Ps.67,101 million increase in total interest-bearing deposits (savings accounts and time deposits), which increased to Ps.374,965 million as of the fiscal year ended December 31, 2018 from Ps.307,864 million as of the fiscal year ended December 31, 2017 and a Ps.17,304 million increase in the average balance of other interest-bearing liabilities, which increased to Ps.34,277 million as of the fiscal year ended December 31, 2018 from Ps.16,973 million as of the fiscal year ended December 31, 2017.

Interest Income

Our consolidated interest income was composed of the following:

	For the Year Ended December 31,			Change (%)
	2019	2018	2017	2019/2018	2018/2017
	(in millions of Pesos, except percentages)
Cash and due from banks	8	1	-	700	—
Private sector securities	390	508	384	(23)	32
Public sector securities	4,705	2,136	690	120	210
On Loans and Other Financing Activities	118,268	116,618	81,089	1	44
Non-financial Public Sector	-	-	6	—	(100)
Financial Sector	3,159	3,237	1,702	(2)	90
Non-financial Private Sector	115,109	113,381	79,381	2	43
Advances	12,594	15,135	6,783	(17)	123
Mortgage loans	12,853	9,155	1,447	40	533
Pledge loans	702	655	284	7	131
Personal Loans	12,219	14,074	11,872	(13)	19
Credit Card Loans	47,674	45,163	38,310	6	18
Financial Leases	559	930	830	(40)	12
Others	28,508	28,269	19,855	1	42
On Repurchase Transactions	7,135	1,148	1,974	522	(42)
Total Income from Interest	130,506	120,411	84,137	8	43

Fiscal Year 2019 compared to Fiscal Year 2018

Interest income for the fiscal year ended December 31, 2019 was equal to Ps.130,506 million, as compared to Ps.120,411 million for the fiscal year ended December 31, 2018, an 8% increase. Such increase was the result of (i) a Ps.5,987 million or 522% increase in interest recorded on repurchase transactions, (ii) a Ps.2,569 million or 120% increase in interest from public sector securities and (iii) a Ps.1,728 million or 2% increase on interest from non-financial private sector loans and other financing.

The average amount of loans for the fiscal year ended December 31, 2019 was equal to Ps.375,272 million, a 19% decrease as compared to the Ps.464,013 million for the fiscal year ended December 31, 2018. This was primarily attributable to a decrease in the volume of loans denominated in pesos.

The average interest rate on total loans was 31.20% for the fiscal year ended December 31, 2019, as compared to 24.62% for the fiscal year ended December 31, 2018, representing a 658 bps increase year-over-year.

The average interest rate on Peso-denominated loans to the private sector was 43.81% for the fiscal year ended December 31, 2019, as compared to an average interest rate of 32.59% for the fiscal year ended December 31, 2018, representing a 1,122 bps increase year-over-year.

The increase in interest from non-financial private sector loans and other financing was 2% for the fiscal year ended December 31, 2019, as compared to the fiscal year ended December 31, 2018, which was primarily attributable to (i) a Ps.3,698 million increase in interest from mortgages loans and (ii) a Ps.2,510 million increase in interest form credit cards loans.

Interest income from banking activity amounted to Ps.110,703 million, a 15% increase as compared to the Ps.96,474 million recorded in the fiscal year ended December 31, 2018.

According to Argentine Central Bank information, as of December 31, 2019, Banco Galicia’s estimated market share of loans to the private sector was 11.57% as of December 31, 2019, as compared to 10.51% as of December 31, 2018.

The following table indicates Banco Galicia market share in the segments listed below:

	For the Year Ended December 31,
	2019	2018	2017
	(in percentages)
Total Loans	11.59	10.62	9.53
Private-Sector Loans	11.57	10.51	9.65

(*) Exclusively Banco Galicia within the Argentine market, according to the daily information on loans published by the Argentine Central Bank. balances as of the last day of each year.

Interest income related to Tarjetas Regionales amounted to Ps.19,465 million for the year ended December 31, 2019, a 16% decrease as compared to the Ps.23,290 million recorded for the fiscal year ended December 31, 2018.

Interest income related to insurance activity amounted to Ps.841 million for the year ended December 31, 2019, a 29% increase as compared to the Ps.651 million recorded for the fiscal year ended December 31, 2018.

Fiscal Year 2018 compared to Fiscal Year 2017

Interest income for the fiscal year ended December 31, 2018 was Ps.120,411 million, as compared to Ps.84,137 million for the fiscal year ended December 31, 2017, a 43% increase. Such increase was mainly the result of a higher average volume of interest-earning assets and the higher average interest rates charged thereon.

The average amount of loans for the fiscal year ended December 31, 2018 was equal to Ps.464,013 million, a 14% increase as compared to the Ps.406,404 million for the fiscal year ended December 31, 2017. This increase was primarily attributable to the increase in overdraft, mortgage and credit card loans extended as part of the portfolio.

The average interest rate on total loans was 24.62% for the fiscal year ended December 31, 2018, as compared to 17.62% for the fiscal year ended December 31, 2017, representing a 700 bps increase year-over-year.

The average interest rate on Peso-denominated loans to the private sector was 32.59% for the fiscal year ended December 31, 2018 as compared to an average interest rate of 21.37% for the fiscal year ended December 31, 2017, representing a 1,122 bps increase year-over-year.

Interest income from banking activity for the fiscal year ended December 31, 2018 amounted to Ps.96,474 million, a 55% increase as compared to the Ps.62,328 million recorded in the fiscal year ended December 31, 2017.

According to Argentine Central Bank information, as of, December 31, 2018 Banco Galicia’s estimated market share of loans to the private sector was 10.51%, an 86 pbs increase when compared with the fiscal year ended December 31, 2017.

Interest income related to Tarjetas Regionales amounted to Ps.23,290 million for the year ended December 31, 2018, an 11% increase as compared to the Ps.20,889 million recorded for the fiscal year ended December 31, 2017.

Interest income related to insurance services amounted to Ps.651 million for the year ended December 31, 2018, a 1% decrease as compared to the Ps.658 million recorded for the fiscal year ended December 31, 2017.

Interest Expenses

Our consolidated interest expenses were comprised of the following:

	For the Year Ended December 31,			Change (%)
	2019	2018	2017	2019/2018	2018/2017
	(in millions of Pesos, except percentages)
On Deposits	75,773	50,315	26,942	51	87
Non-financial Private Sector	75,773	50,315	26,942	51	87
Checking Accounts	—	—	2	—	(100)
Savings Accounts	6	8	8	(25)	—
Time Deposit and Term Investments	66,719	44,005	25,665	52	71
Others	9,048	6,302	1,267	44	397
On Financing Received from the Argentine Central Bank and Other Financial Institutions	2,454	3,324	1,837	(26)	81
On Repurchase Transactions	676	340	551	99	(38)
On Other Financial Liabilities	1,306	1,197	1,544	9	(22)
On Debt Securities	15,467	13,911	7,307	11	90
Total Interest Expenses	95,676	69,087	38,181	38	81

Fiscal Year 2019 compared to Fiscal Year 2018

Interest expenses for the fiscal year ended December 31, 2019 were equal to Ps.95,676 million, as compared to Ps.69,087 million for the fiscal year ended December 31, 2018, representing a 38% increase. Such increase was primarily attributable to a 51% increase in interest paid on deposits, as consequence of higher rate yields.

Interest expenses from deposits amounted Ps.75,773 million for the fiscal year ended December 31, 2019, as compared to Ps.50,315 million for the fiscal year ended December 31, 2018, a Ps.25,458 million increase. This increase was primarily due to increased interest expenses related to time deposits and term investments, which was equal to Ps.66,719 million for the fiscal year ended December 31, 2019, representing a 52% increase as compared to Ps.44,005 million for the fiscal year ended December 31, 2018.

The total average interest-bearing deposits for the fiscal year ended December 31, 2019 remained stable, registering a decrease of 2%. Of this decrease, Ps.204,058 million were Peso-denominated deposits and Ps.164,489 million were foreign currency-denominated deposits, as compared to Ps.208,680 million and Ps.166,285 million, for the fiscal year ended December 31, 2018 a 2% and 1% decrease, respectively.

Out of total interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2019, the average interest rate of time deposits was 20.86%, as compared to 11.60% for the fiscal year ended December 31, 2018, a 926 bps increase.

Peso-denominated deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2019 accrued interest at an average rate of 37.52%, as compared to an average rate of 20.66% for the fiscal year ended December 31, 2018, a 1,686 bps increase. The rate of foreign currency-denominated deposits for the fiscal year ended December 31, 2019 was 0.20%, as compared to 0.23% for the fiscal year ended December 31, 2018, a 3 bps decrease.

Interest expenses related to banking activity amounted Ps.86,873 million for the fiscal year ended December 31, 2019, as compared to Ps.60,152 million for the fiscal year ended December 31, 2018, representing a 44% increase.

Using Argentine Central Bank information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share decreased from 11.09% as of December 31, 2018 to 9.92% as of December 31, 2019.

The following table indicates Banco Galicia´s market share in the segments listed below:

	For the Year Ended December 31,
	2019	2018	2017
	(in percentages)
Total Deposits	8.23	8.86	8.23
Private-Sector Deposits	9.92	11.09	10.20
Total Deposits in Checking and Savings Accounts and Time Deposits	10.16	11.33	10.48

(*) Exclusively Banco Galicia within the Argentine market, according to the daily information on deposits published by the Argentine Central Bank. balances as of the last day of each year.

Interest expenses related to Tarjetas Regionales amounted Ps.9,719 million for the fiscal year ended December 31, 2019, as compared to Ps.9,171 million for the fiscal year ended December 31, 2018, representing a 6% increase.

Fiscal Year 2018 compared to Fiscal Year 2017

Interest expenses for the fiscal year ended December 31, 2018 were equal to Ps.69,087 million, as compared to Ps.38,181 million for the fiscal year ended December 31, 2017, representing a 81% increase. Such increase was primarily attributable to an 87% increase in interest paid on deposits.

Interest expenses from deposits amounted Ps.50,315 million for the fiscal year ended December 31, 2018 as compared to Ps.26,942 million for the fiscal year ended December 31, 2017 a Ps.23,373 million increase. This increase was primarily due to increased interest expenses related to time deposits and term investments, which was equal to Ps.44,005 million for the fiscal year ended December 31, 2018, representing a 71% increase as compared to Ps.25,665 million for the fiscal year ended December 31, 2017.

With respect to the total average interest-bearing deposits for the fiscal year ended December 31, 2018, Ps.208,680 million were Peso-denominated deposits and Ps.166,285 million were foreign currency-denominated deposits, a 4% increase and 56% increase, respectively, as compared to Ps.201,106 million and Ps.106,758 million, respectively, for the fiscal year ended December 31, 2017. Average deposits recorded an increase of 22% as compared to the fiscal year ended December 31, 2017, with an increase of 17% in savings account deposits and a 26% increase in time deposits.

Out of total interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2018 the average interest rate of time deposits was 11.60%, as compared to 8.07% for the fiscal year ended December 31, 2017, a 353 bps increase.

Peso-denominated deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2018 accrued interest at an average rate of 20.65%, as compared to an average rate of 12.29% for the fiscal year ended December 31, 2017, an 836 bps increase. The rate of foreign currency-denominated deposits for the fiscal year ended December 31, 2018 was 0.23%, as compared to 0.12% for the fiscal year ended December 31, 2017, a 11 bps increase.

Interest expenses related to banking activity amounted Ps.60,152 million for the fiscal year ended December 31, 2018 as compared to Ps.31,985 million for the fiscal year ended December 31, 2017, representing an 88% increase.

Using Argentine Central Bank information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share increased from 10.20% as of December 31, 2017 to 11.09% as of December 31, 2018.

Interest expenses related to Tarjetas Regionales amounted Ps.9,171 million for the fiscal year ended December 31, 2018 as compared to Ps.6,197 million for the fiscal year ended December 31, 2017, representing a 48% increase. This increase was primarily the result of an increase in interest expenses on debt securities issued by Tarjetas Regionales or its subsidiaries.

Net Fee Income

Our consolidated net fee income consisted of:

	For the Year Ended December 31,			Change (%)
	2019	2018	2017	2019/2018	2018/2017
	(in millions of Pesos, except percentages)
Income From
Credit Cards	17,780	17,511	18,565	2	(6)
Deposit Accounts	4,404	5,355	4,161	(18)	29
Insurances	1,320	1,594	334	(17)	377
Financial fees	314	460	745	(32)	(38)
Credit-related fees	4,703	6,351	7,586	(26)	(16)
Foreign trade	1,566	1,486	2,437	5	(39)
Collections	1,247	1,134	1,142	10	(1)
Utility-bills collection services	1,734	1,350	970	28	39
Mutual funds	896	740	288	21	157
Others	1,181	1,549	1,339	(24)	16
Total fee income	35,145	37,530	37,567	(6)	-
Total fee expenses	(7,062)	(4,655)	(5,004)	52	(7)
Net fee income	28,083	32,875	32,563	(15)	1

Fiscal Year 2019 compared to Fiscal Year 2018

Our net fee income for the fiscal year ended December 31, 2019 was equal to Ps.28,083 million, as compared to Ps.32,875 million for the fiscal year ended December 31, 2018, a 15% decrease. This decrease was mainly due to a 26% decrease in credit-related fees.

Credit- related fees, amounted to Ps.4,703 million for the fiscal year ended December 31, 2019, a Ps.1,648 million decrease as compared to Ps.6,351 million for the fiscal year ended December 31, 2018. This decrease was consequence of a decrease in fees charged by Tarjetas Regionales as a result of (i) the merger of accounts held by Tarjeta Naranja and Tarjeta Nevada and (ii) a decrease in fees rates.

Income from credit card transactions, for the fiscal year ended December 31, 2019 was Ps.17,780 million, as compared to Ps.17,511 million for the fiscal year ended December 31, 2018, a Ps.269 million increase. Such increase was mainly attributable to an increase in fees recorded by Tarjetas Regionales, partially offset by the fees related to issuance of credit cards.

The total number of credit cards managed for the fiscal year ended December 31, 2019 was 13,545,870, as compared to 13,915,580 for the fiscal year ended December 31, 2018, a 3% decrease, mainly attributable to the merger of accounts between Tarjeta Naranja and Tarjeta Nevada.

Fees related to deposit accounts for the fiscal year ended December 31, 2019 were equal to Ps.4,404, as compared to Ps.5,355 million for the fiscal year ended December 31, 2018, a Ps.951 million decrease. This decrease was primarily attributable to a decrease in fees related to the maintenance of checking accounts. Total deposit accounts for the fiscal year ended December 31, 2019 were 5.2 million, as compared to 4.7 million for the fiscal year ended December 31, 2018, a 9% increase.

Total fee expenses for the fiscal year ended December 31, 2019 were equal to Ps.7,062 million, as compared to Ps.4,655 million for the fiscal year ended December 31, 2018, a 52% increase. Such increase was mainly attributable to an increase in expenses related to credit card transactions.

The following table sets forth the number of credit cards outstanding as of the dates indicated:

	December 31,			Change (%)
	2019	2018	2017	2019/2018	2018/2017
	(number of credit cards, except otherwise noted)			(percentages)
Visa	3,044,890	3,136,166	2,979,993	(3)	5
“Gold”	704,979	744,771	705,990	(5)	5
International	1,095,163	1,282,617	1,368,945	(15)	(6)
Domestic	36,246	50,091	55,956	(28)	(10)
“Business”	157,967	148,549	131,547	6	13
“Signature”	459,996	359,477	258,121	28	39
“Platinum”	590,539	550,661	459,434	7	20
Galicia Rural	16,687	18,188	17,960	(8)	1
American Express	749,303	893,314	964,007	(16)	(7)
“Gold”	211,802	280,239	313,580	(24)	(11)
“International”	122,173	184,437	240,441	(34)	(23)
“Platinum”	237,968	270,068	274,717	(12)	(2)
"Signature"	177,360	158,570	135,269	12	17
MasterCard	1,175,833	1,050,041	784,316	12	34
“Gold”	313,874	284,340	196,911	10	44
MasterCard	416,327	414,559	381,215	-	9
Argencard	93	148	200	(37)	(26)
“Platinum”	212,354	170,202	96,068	25	77
“Black”	233,185	180,792	109,922	29	64
Tarjeta Naranja	8,559,157	8,817,871	9,148,043	(3)	(4)
Naranja(1)	4,605,250	4,777,286	5,045,881	(4)	(5)
Visa	3,451,277	3,503,792	3,529,516	(1)	(1)
MasterCard	453,760	491,231	531,398	(8)	(8)
American Express	48,870	45,562	41,248	7	10
Total Credit Cards	13,545,870	13,915,580	13,894,319	(3)	—
Total Amount of Purchases (in millions of Pesos)	519,837,524	636,062,774	265,581,905	(18)	139

(1)      For the fiscal years 2018 and 2017, it corresponds to Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

Net fee income related to banking activity for the fiscal year ended December 31, 2019 was equal to Ps.15,984 million, as compared to Ps.19,194 million for fiscal year ended December 31, 2018, a 17% decrease.

This decrease was mainly attributable to a Ps.1,416 million decrease in fees related to credit cards transactions, from Ps.9,938 million for the fiscal year ended December 31, 2018 to Ps.8,522 million for the fiscal year ended December 31, 2019. This decrease was due to lower fees recorded by the issuance of credit cards.

For the fiscal year ended December 31, 2019, fees related to deposit accounts were equal to Ps.4,404 million, as compared to Ps.5,355 million for the fiscal year ended December 31, 2018, a Ps.951 million decrease. This decrease was primarily attributable to a decrease in fees recorded by the maintenance of checking accounts.

Net fee income related to Tarjetas Regionales for the fiscal year ended December 31, 2019 amounted to Ps.12,983 million, as compared to Ps.13,737 million for the fiscal year ended December 31, 2018, a 5% decrease. This decrease was primarily the result of a decrease in consumption by credit card users and a decrease in the number of credit cards issued due to the merger with Tarjeta Nevada.

Fiscal Year 2018 compared to Fiscal Year 2017

Our net fee income for the fiscal year ended December 31, 2018 was equal to Ps.32,875 million, as compared to Ps.32,563 million for the fiscal year ended December 31, 2017, a 1% increase. This variation was stable as consequence of increased fees at similar rates of inflation.

Income from credit card transactions, for the fiscal year ended December 31, 2018 was Ps.17,511 million, as compared to Ps.18,565 million for the fiscal year ended December 31, 2017, a Ps.1,054 million decrease. Such was mainly attributable to a decrease in costs associated with the maintenance of issued credit cards as a result of a decrease in credit card fees and stagnant consumer consumption as a result of the inflationary Argentine economy. The total number of credit cards managed for the fiscal year ended December 31, 2018 was,13,915,580 as compared to 13,894,319 for the fiscal year ended December 31, 2017.

Fees related to deposit accounts for the fiscal year ended December 31, 2018 were equal to Ps.5,355, as compared to Ps.4,161 million for the fiscal year ended December 31, 2017, a 29% increase. This was due to an increase in the number of deposit accounts managed. Total deposit accounts for the fiscal year ended December 31, 2018 were 4.7 million, as compared to 4.2 million for the fiscal year ended December 31, 2017, an 12% increase.

Total fee expenses for the fiscal year ended December 31, 2018 were equal to Ps.4,655 million, as compared to Ps.5,004 million for the fiscal year ended December 31, 2017, a 7% decrease.

Net fee income related to banking activity for the fiscal year ended December 31, 2018 was equal to Ps.19,194 million, as compared to Ps.18,711 million for fiscal year ended December 31, 2017, a 3% increase.

The fees related to deposit accounts for the fiscal year ended December 31, 2018 amounted Ps.5,355 million, as compared to Ps.4,161 million for the fiscal year ended December 31, 2017, a 29% increase.

Revenue generated by credit card transactions for the fiscal year ended December 31, 2018 was equal to Ps.9,938 million, as compared to Ps.9,994 million for the fiscal year ended December 31, 2017, a 1% decrease.

Net fee income related to Tarjetas Regionales for the fiscal year ended December 31, 2018 amounted to Ps.13,737 million, as compared to Ps.16,239 million for the fiscal year ended December 31, 2017, a 15% decrease. This decrease was primarily the result of decrease in consumption by credit card users and a decrease in the number of credit cards issued due to the merger with Tarjeta Nevada.

Net Income from Financial Instruments

Our consolidated net income from financial instruments was comprised of:

	For the Year Ended December 31,			Change (%)
	2019	2018	2017	2019/2018	2018/2017
	(in millions of Pesos, except percentages)
Income from Government Securities	62,351	21,394	11,519	191	86
Income from Corporate Securities	9,327	2,377	2,417	292	(2)
Income from Derivative Instruments	1,173	2,907	(920)	(60)	416
Repurchase Transactions	1,282	3,076	(915)	(58)	436
Rate Swaps	(109)	(169)	—	36	—
Options	—	—	(5)	—	(100)
Income from Other Financial Assets	(21)	16	—	(231)	—
Total Net Results from Financial Instruments	72,830	26,694	13,016	173	105

Fiscal Year 2019 compared to Fiscal Year 2018

Our net income from financial instruments for the fiscal year ended December 31, 2019 was equal to Ps.72,830 million, as compared to Ps.26,694 million for the fiscal year ended December 31, 2018, an 173% increase.

The average position in government securities for the fiscal year ended December 31, 2019 was Ps.130,598 million, as compared to Ps.81,012 million for the fiscal year ended December 31, 2018, a 61% increase. This increase was primarily attributable to an increase of Ps.44,214 million in the average position in Peso-denominated government securities and of Ps.1,372 million in the average position in foreign currency-denominated government securities.

The average position in Peso-denominated government securities for the fiscal year ended December 31, 2019 was Ps.117,132 million, as compared to Ps.68,918 million for the fiscal year ended December 31, 2018, a 70% increase. This increase was primarily attributable to higher balances of securities (LELIQS) issued by the Argentine Central Bank. The average position in foreign currency-denominated government securities for the fiscal year ended December 31, 2019 was Ps.13,466 million, as compared to Ps.12,094 million for the fiscal year ended December 31, 2018, an 11% increase.

The average yield on government securities for the fiscal year ended December 31, 2019 was 50.78%, as compared to 29.05% for fiscal year ended December 31, 2018, a 2,173 bps increase. This increase was primarily attributable to a higher average yield with respect to Peso-denominated government securities.

The average interest rate on Peso-denominated government securities for the fiscal year ended December 31, 2019 was 58.59%, as compared to 33.66% for the fiscal year ended December 31, 2018, a 2,493 bps increase. This increase was primarily attributable to higher interest rates on securities issued by the Argentine Central Bank (LELIQS). The average interest rate of foreign currency-denominated government securities for the fiscal year ended December 31, 2019 was 17.09% loss, as compared to 2.75% for fiscal year ended December 31, 2018. This decrease was primarily attributable to changes in the investment portfolio.

These variations were mainly a result of net income from financial instruments related to Banco Galicia, which represents 96% of our total consolidated net result from financial instruments. Banco Galicia’s net income from financial instruments for the fiscal year ended December 31, 2019 amounted Ps.69,893 million, as compared to Ps.24,594 million for the fiscal year ended December 31, 2018, a 184% increase. This increase was primarily attributable to an increase in income from government securities.

Fiscal Year 2018 compared to Fiscal Year 2017

Our net income from financial instruments for the fiscal year ended December 31, 2018 was equal to Ps.26,694 million, as compared to Ps.13,016 million for the fiscal year ended December 31, 2017, a 105% increase.

The average position in government securities for the fiscal year ended December 31, 2018 was Ps.81,012 million, as compared to Ps.63,438 million for the fiscal year ended December 31, 2017, a 28% increase. This increase was primarily attributable to an increase of Ps.13,736 million in the average position in Peso-denominated government securities and of Ps.3,838 million in the average position in foreign currency-denominated government securities.

The average position in Peso-denominated government securities for the fiscal year ended December 31, 2018 was Ps.68,918 million, as compared to Ps.55,182 million for the fiscal year ended December 31, 2017, a 25% increase. This increase was primarily attributable to higher balances of securities (LELIQS) issued by the Argentine Central Bank. The average position in foreign currency-denominated government securities for the fiscal year ended December 31, 2018 was Ps.12,094 million, as compared to Ps.8,256 million for the fiscal year ended December 31, 2017, a 46% increase.

The average yield on government securities for the fiscal year ended December 31, 2018 was 29.05%, as compared to 16.70% for fiscal year ended December 31, 2017, a 1,235 bps increase. This increase was primarily attributable to a higher average yield with respect to Peso-denominated government securities.

The average interest rate on Peso-denominated government securities for the fiscal year ended December 31, 2018 was 33.66%, as compared to 18.50% for the fiscal year ended December 31, 2017.This increase, was primarily attributable to higher interest rates on securities (LELIQS) issued by the Argentine Central Bank. The average interest rate of foreign currency-denominated government securities for the fiscal year ended December 31, 2018 was 2.75%, as compared to 4.68% for fiscal year ended December 31, 2017, a 193 bps decrease. This decrease was primarily attributable to changes in the investment portfolio.

These variations were mainly a result of net income from financial instruments related to Banco Galicia, which represents 92% of our total consolidated net result from financial instruments. Banco Galicia’s net income from financial instruments for the fiscal year ended December 31, 2018 amounted Ps.24,594 million, as compared to

Ps.10,346 million for the fiscal year ended December 31, 2017, a 138% increase. This increase was primarily attributable to an increase in income from government securities.

Exchange Rate Differences on Gold and Foreign Currency

Fiscal Year 2019 compared to Fiscal Year 2018

Exchange rate differences on gold and foreign currency for the fiscal year ended December 31, 2019 were equal to Ps.8,691 million, as compared to Ps.5,810 million for the fiscal year ended December 31, 2018, a 50% or Ps.2,881 million increase. This increase was primarily the result of an increase in foreign currency brokerage at Banco Galicia for the fiscal year ended December 31, 2019 equal to Ps.12,644 million, as compared to Ps.9,214 million of the fiscal year ended December 31, 2018, a 37% increase.

Fiscal Year 2018 compared to Fiscal Year 2017

Exchange rate differences on gold and foreign currency for the fiscal year ended December 31, 2018 were equal to Ps.5,810 million, as compared to Ps.5,352 million for the fiscal year ended December 31, 2017 a 9% or Ps.458 million increase. This was primarily the result of an increase in foreign currency brokerage at Banco Galicia for the fiscal year ended December 31, 2018 equal to Ps.9,214 million, as compared to Ps.4,527 million of the fiscal year ended December 31, 2017, a 104% increase.

Other Operating Income

The following table sets forth the various components of other operating income.

	For the Year Ended December 31,			Change (%)
	2019	2018	2017	2019/2018	2018/2017
	(in millions of Pesos, except percentages)
Other financial income (1) (2)	1,159	259	90	347	188
Commission on Product Package (1)	4,175	4,201	4,313	(1)	(3)
Rental of safe deposit boxes (1)	742	794	788	(7)	1
Other fee income (1)	2,454	4,537	6,390	(46)	(29)
Other adjustments and interest on miscellaneous receivables	2,285	2,460	702	(7)	250
Other	10,317	3,808	3,061	171	24
Total other operating income	21,132	16,059	15,344	32	5

1) Item included for calculating the efficiency ratio.

2) Item included for calculating the financial margin.

Fiscal Year 2019 compared to Fiscal Year 2018

Other operating income for the fiscal year ended December 31, 2019 was equal to Ps.21,132 million, as compared to Ps.16,059 million for the fiscal year ended December 31, 2018, a 32% increase. This increase was mainly the result of an increase in income from other item for the fiscal year ended December 31, 2019, which was equal to Ps.10,317 million, as compared to Ps.3,808 million for the fiscal year ended December 31, 2018, a 171% increase. The increase in other item includes Ps.6,750 million obtained from the sale of 51% of the stake in Prisma Medios de Pago S.A., which represented 32% of other operating income.

Other operating income related to banking activity was equal to Ps.17,428 million, as compared to Ps.10,690 million for the fiscal year ended December 31, 2018, a 63% increase, mainly attributable to the result of the sale of 51% of the stake on Prisma Medios de Pago S.A.

Other operating income related to Tarjetas Regionales for the fiscal year ended December 31, 2019 was equal to Ps.3,615 million, as compared to Ps.5,664 million for the fiscal year ended December 31, 2018, a 36% decrease.

Other operating income related to insurance activity for the fiscal year ended December 31, 2019 was equal to Ps.396 million, as compared to Ps.252 million for the fiscal year ended December 31, 2018, a 57% increase.

Fiscal Year 2018 compared to Fiscal Year 2017

Other operating income for the fiscal year ended December 31, 2018 was equal to Ps.16,059 million, as compared to Ps.15,344 million for the fiscal year ended December 31, 2017, a 5% increase. This was mainly the result of an increase in income from adjustments and interest on miscellaneous receivables for the fiscal year ended December 31, 2018 which was equal to Ps.2,460 million, as compared to Ps.702 million for the fiscal year ended. December 31, 2017, a 250% increase.

Other operating income related to banking activity for the fiscal year ended December 31, 2018 was equal to Ps.10,690 million, as compared to Ps.7,818 million for the fiscal year ended December 31, 2017 a 37% increase.

Other operating income related to Tarjetas Regionales for the fiscal year ended December 31, 2018 was equal to Ps.5,664 million, as compared to Ps.5,429 million for the fiscal year ended December 31, 2017, a 4% increase.

Other operating income related to insurance activity for the fiscal year ended December 31, 2018 was equal to Ps.252 million, as compared to Ps.112 million for the fiscal year ended December 31, 2017, a 125% increase.

Income from Insurance Activities

The following table shows the results generated by insurance activities:

	For the Year Ended December 31,			Change (%)
	2019	2018	2017	2019/2018	2018/2017
	(in millions of Pesos, except percentages)
Premiums and Surcharges Accrued(1)	5,588	7,210	8,093	(22)	(11)
Claims Accrued	(773)	(824)	(931)	(6)	(11)
Surrenders	(14)	(9)	(12)	56	(25)
Life and Ordinary Annuities	(12)	(13)	(14)	(8)	(7)
Underwriting and Operating Expenses	(1,113)	(1,977)	(1,999)	(44)	(1)
Other Income and Expenses	(3)	27	(38)	(111)	(171)
Total Income from Insurance Activities	3,673	4,414	5,099	(17)	(13)

1) Item included for calculating the efficiency ratio and financial margin.

Fiscal Year 2019 compared to Fiscal Year 2018

Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the fiscal year ended December 31, 2019 was equal to Ps.3,673 million, as compared to Ps.4,414 million for the fiscal year ended December 31, 2018, a 17% decrease. This decrease was mainly due to the decrease in the volume of earned premiums and surcharges as consequence of the decrease in the amount of policies providing by the products of CFA, resulting from the sale of its stake, a decrease which began in 2017.

Fiscal Year 2018 compared to Fiscal Year 2017

Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the fiscal year ended December 31, 2018 was equal to Ps.4,414 million, as compared to Ps.5,099 million for the fiscal year ended December 31, 2017, a 13% decrease. This was mainly due to the decrease in the volume of earned premiums and surcharges but was partially offset by a decrease in the number of insurance claims filed. The decrease in premiums and surcharges was due to the decrease in the amount of policies providing by the products of CFA, resulting from the sale of its stake.

Loan and Other Receivables Loss Provisions

Fiscal Year 2019 compared to Fiscal Year 2018

Loan and other receivables loss provisions for the fiscal year ended December 31, 2019 were equal to Ps.22,203 million, as compared to Ps.25,074 million for the fiscal year ended December 31, 2018, an 11% decrease. This decrease was primarily related to lower charges for the evolution of used parameters for PD, EAD and LGD, partially offset by a charge generated for changes to model assumptions and methodologies, as compared to fiscal year ended December 31, 2018.

Loan and other receivables loss provisions related to banking activity were equal to Ps.16,328 million, as compared to Ps.16,726 million for the fiscal year ended December 31, 2018, a 2% decrease. This decrease was due primarily to lower charges for the evolution of used parameters for PD, EAD and LGD related to retail portfolio, partially offset by a charge generated for changes to model assumptions and methodologies, as compared to fiscal year ended December 31, 2018

Loan and other receivables loss provisions related to Tarjetas Regionales for the fiscal year ended December 31, 2019, were equal to Ps.5,941 million, as compared to Ps.8,228 million for the fiscal year ended December 31, 2018, a 28% decrease. This decrease was related to lower charges for the change in the parameters used for PD, EAD and LGD, as compared to fiscal year ended December 31, 2018.

Fiscal Year 2018 compared to Fiscal Year 2017

Loan and other receivables loss provisions for the fiscal year ended December 31, 2018 were equal to Ps.25,074 million, as compared to Ps.11,220 million for the fiscal year ended December 31, 2017, a 123% increase. This increase was primarily attributable to (i) an increase in the cost of financial instruments (mainly loans) in arrears, as consequence of the evolution of used parameters for PD, EAD and LGD and (ii) an increase in charges, due to new credit portfolio originated during the year.

Loan and other receivables loss provisions related to banking activity for the fiscal year ended December 31, 2018 were equal to Ps.16,726 million, as compared to Ps.6,162 million for the fiscal year ended December 31, 2017, an 171% increase. This was related to (i) an increase in the cost related to retail loans in default, as consequence of the evolution of used parameters for PD, EAD and LGD and (ii) an increase in charges associated with the new credit portfolio originated during the year, primarily in retail portfolio.

Loan and other receivables loss provisions related to Tarjetas Regionales for the fiscal year ended December 31, 2018 were equal to Ps.8,228 million, as compared to Ps.5,035 million for the fiscal year ended December 31, 2017, a 63% increase. This increase was related to (i) an increase in the cost related to loans in default, as consequence of the evolution of used parameters for PD, EAD and LGD and (ii) an increase in charges associated with the new credit portfolio originated during the year.

Personnel Expenses

Fiscal Year 2019 compared to Fiscal Year 2018

Personnel expenses for the fiscal year ended December 31, 2019 were equal to Ps.24,449 million, as compared to Ps.26,192 million for the fiscal year ended December 31, 2018, a Ps.1,743 million decrease. This decrease was primarily attributable to a 5% decrease in the number of employees.

Personnel expenses related to banking activity for the fiscal year ended December 31, 2019 were equal to Ps.17,852 million, as compared to Ps.17,742 million for the fiscal year ended December 31, 2018, a 1% increase.

Personnel expenses related to Tarjetas Regionales for the fiscal year ended December 31, 2019 were equal to Ps.5,541 million, as compared to Ps.7,371 million for the fiscal year ended December 31, 2018, a 25% decrease. This decrease was primarily attributable to the merger of Tarjeta Naranja and Tarjeta Nevada that started in 2018.

Personnel expenses related to insurance activity for the fiscal year ended December 31, 2019 were equal to Ps.815 million, as compared to Ps.884 million for the fiscal year ended December 31, 2018, an 8% decrease.

Fiscal Year 2018 compared to Fiscal Year 2017

Personnel expenses for the fiscal year ended December 31, 2018 were equal to Ps.26,192 million, as compared to Ps.26,288 million for the fiscal year ended December 31, 2017, a Ps.96 million decrease. This lower decrease was primarily attributable to an agreement with labor unions to index employee salaries for inflation with the objective of maintaining wages in line with inflation.

Personnel expenses related to banking activity for the fiscal year ended December 31, 2018 were equal to Ps.17,742 million, as compared to Ps.17,469 million for the fiscal year ended December 31, 2017, a 2% increase.

Personnel expenses related to Tarjetas Regionales for the fiscal year ended December 31, 2018 were equal to Ps.7,371 million, as compared to Ps.7,708 million for the fiscal year ended December 31, 2017, a 4% decrease. This decrease was primarily attributable to the merger of Tarjeta Nevada with Tarjeta Naranja.

Personnel expenses related to insurance activity for the fiscal year ended December 31, 2018 were equal to Ps.884 million, as compared to Ps.848 million for the fiscal year ended December 31, 2017, a 4% increase.

Administrative Expenses

The following table sets forth the components of our consolidated administrative expenses:

	For the Year Ended December 31,			Change (%)
	2019	2018	2017	2019/2018	2018/2017
	(in millions of Pesos, except percentages)
Fees and Compensation for Services	2,924	1,871	798	56	134
Directors’ and Syndics' Fees	163	268	207	(39)	29
Advertising and Publicity	2,174	1,966	1,904	11	3
Taxes	5,179	5,183	5,419	—	(4)
Maintenance and Repairs	3,607	2,178	1,594	66	37
Electricity and Communication	1,825	1,479	1,415	23	5
Entertainment and Transportation Expenses	127	157	201	(19)	(22)
Stationery and Office Supplies	378	324	310	17	5
Rentals(1)	100	1,271	1,136	(92)	12
Administrative Services Hired	2,475	1,991	1,979	24	1
Security	979	859	961	14	(11)
Insurance	132	699	701	(81)	—
Others	4,254	6,489	5,563	(34)	17
Total Administrative Expenses	24,317	24,735	22,188	(2)	11

1) As of fiscal year 2019, due to the application of IFRS 16, rentals are recognized as a right-of-use asset and a financial liability, consequently the results are exposed in depreciation and impairment of assets and other operating expenses, respectively.

Fiscal Year 2019 compared to Fiscal Year 2018

Administrative expenses for the fiscal year ended December 31, 2019 were equal to Ps.24,317 million, as compared to Ps.24,735 million for the fiscal year ended December 31, 2018, a 2% decrease. This decrease was attributable to (i) Ps.2,235 million decrease in other administrative expenses, due to Ps.2,059 million related to armored transportation services; and (ii) Ps.1,171 million decrease in rentals, as consequence of the application of IFRS 16. This decrease was offset by (i) Ps.1,429 million increase in maintenance; and repairs and (ii) Ps.1,053 million increase in fees and compensation for services.

Fees and compensation for services for the fiscal year ended December 31, 2019 were equal to Ps.2,924 million, as compared to Ps.1,871 million for the fiscal year ended December 31, 2018, a 56% increase. This increase was due to the hiring of consultants for Digital Transformation projects.

Maintenance and repairs for the fiscal year ended December 31, 2019 were equal to Ps.3,607 million, as compared to Ps.2,178 million for the fiscal year ended December 31, 2018, a 66% increase. This increase was as consequence of higher expenses related to maintenance of systems related to Banco Galicia.

Administrative expenses related to banking activity for the fiscal year ended December 31, 2019 were equal to Ps.17,545 million, as compared to Ps.16,087 million for the fiscal year ended December 31, 2018, a 9% increase.

Administrative expenses related to Tarjetas Regionales for the fiscal year ended December 31, 2019 were equal to Ps.6,060 million, as compared to Ps.7,623 million for the fiscal year ended December 31, 2018, a 21% decrease.

Administrative expenses related to insurance activity for the fiscal year ended December 31, 2019 were equal to Ps.523 million, as compared to Ps.629 million for the fiscal year ended December 31, 2018, a 17% decrease.

Fiscal Year 2018 compared to Fiscal Year 2017

Administrative expenses for the fiscal year ended December 31, 2018 were equal to Ps.24,735 million, as compared to Ps.22,188 million for the fiscal year ended December 31, 2017, an 11% increase.

Fees and compensation for services for the fiscal year ended December 31, 2018 were equal to Ps.1,871 million, as compared to Ps.798 million for the fiscal year ended December 31, 2017, a 134% increase. Our remaining administrative expenses remained stable year-over-year.

Administrative expenses related to banking activity for the fiscal year ended December 31, 2018 were equal to Ps.16,087 million, as compared to Ps.14,287 million for the fiscal year ended December 31, 2017, a 13% increase.

Administrative expenses related to Tarjetas Regionales for the fiscal year ended December 31, 2018 were equal to Ps.7,623 million, as compared to Ps.6,948 million for the fiscal year ended December 31, 2017, a 10% increase. This increase was primarily attributable to an increase in costs related to different services rendered.

Administrative expenses related to insurance activity for the fiscal year ended December 31, 2018 were equal to Ps.629 million, as compared to Ps.692 million for the fiscal year ended December 31, 2018, a 9% decrease.

Other Operating Expenses

	For the Year Ended December 31,			Change (%)
	2019	2018	2017	2019/2018	2018/2017
	(in millions of Pesos, except percentages)
Contributions to the Deposit Insurance Scheme (1) (2)	863	786	675	10	16
Other financial expenses (1) (2)	1,835	840	492	118	71
Turnover tax (1)	13,085	13,303	10,732	(2)	24
On financial services (2)	8,881	7,206	6,179	23	17
On fees	3,644	5,729	4,310	(36)	33
On other items	560	368	243	52	51
Credit-card-relates expenses (2)	4,441	4,526	4,029	(2)	12
Other expenses from services (2)	2,188	3,273	3,350	(33)	(2)
Charges for other provisions	1,701	1,625	555	5	193
Interest on leases	376	—	—	—	—
Claims	336	478	306	(30)	56
Other	945	1,165	2,329	(19)	(50)
Total other operating expenses	25,770	25,996	22,468	(1)	16

(1) Item included for calculating the efficiency ratio.

(2) Item included for calculating the financial margin.

Fiscal Year 2019 compared to Fiscal Year 2018

Other operating expenses for the fiscal year ended December 31, 2019 were equal to Ps.25,770 million, as compared to Ps.25,996 million of the fiscal year ended December 31, 2018, an 1% decrease. This decrease was primarily attributable to a 36% decrease in over tax on fees and a 33% decrease in other expenses from services, offset by a 23% increase in over tax related to financial services and a 118% increase in other financial expenses.

Other operating expenses related to banking activity for the fiscal year ended December 31, 2019 were equal to Ps.20,975 million, as compared to Ps.19,725 million of the fiscal year ended December 31, 2018, a 6% increase.

Other operating expenses related to Tarjetas Regionales for the fiscal year ended December 31, 2019 were equal to Ps.4,685 million, as compared to Ps.6,160 million for the fiscal year ended December 31, 2018, a 24% decrease.

Fiscal Year 2018 compared to Fiscal Year 2017

Other operating expenses for the fiscal year ended December 31, 2018 were equal to Ps.25,996 million, as compared to Ps.22,468 million of the fiscal year ended December 31, 2017, a 16% increase. This increase was primarily attributable to a 24% increase in turnover tax.

Other operating expenses related to banking activity for the fiscal year ended December 31, 2018 were equal to Ps.19,725 million, as compared to Ps.16,163 million of the fiscal year ended December 31, 2017, a 22% increase.

Other operating expenses related to Tarjetas Regionales for the fiscal year ended December 31, 2018 were equal to Ps.6,160 million, as compared to Ps.6,183 million of the fiscal year ended December 31, 2017, a Ps.23 million decrease.

Loss on Net Monetary Position

Fiscal Year 2019 compared to Fiscal Year 2018

Loss on net monetary position for the fiscal year ended December 31, 2019 was equal to Ps.30,798 million, as compared to Ps.27,788 million for the fiscal year ended December 31, 2018, a 11% increase.

Loss on net monetary position related to banking activity for the fiscal year ended December 31, 2019 was equal to Ps.24,754 million, as compared to Ps.20,007 million for the fiscal year ended December 31, 2019, a 24% increase.

Loss on net monetary position related to Tarjetas Regionales for the fiscal year ended December 31, 2019 was equal to Ps.4,631 million, as compared to Ps.5,914 million for the fiscal year ended December 31, 2018, a 22% decrease.

Loss on net monetary position related to insurance activity for the fiscal year ended December 31, 2019 was equal to Ps.761 million, as compared to Ps.862 million for the fiscal year ended December 31, 2018, a 12% decrease.

Fiscal Year 2018 compared to Fiscal Year 2017

Loss on net monetary position for the fiscal year ended December 31, 2018 was equal to Ps.27,788 million, as compared to Ps.10,496 million for the fiscal year ended December 31, 2017, a 165% increase.

Loss on net monetary position related to banking activity for the fiscal year ended December 31, 2018 was equal to Ps.20,007 million, as compared to Ps.4,757 million for the fiscal year ended December 31, 2017 a 321% increase.

Loss on net monetary position related to Tarjetas Regionales for the fiscal year ended December 31, 2018 was equal to Ps.5,914 million, as compared to Ps.3,248 million of the fiscal year ended December 31, 2017, a 82% increase.

Loss on net monetary position related to insurance activity for the fiscal year ended December 31, 2018 was equal to Ps.862 million, as compared to Ps.530 million of the fiscal year ended December 31, 2017, a 63% increase.

Income Tax from Continuing Operations

Fiscal Year 2019 compared to Fiscal Year 2018

Income tax from continuing operations for the fiscal year ended December 31, 2019 was equal to Ps.13,038 million, as compared to Ps.10,634 million for the fiscal year ended December 31, 2018, a 23% increase.

Income tax from continuing operations related to banking activity for the fiscal year ended December 31, 2019 was equal to Ps.12,284 million, as compared to Ps.7,706 million for the fiscal year ended December 31, 2018, a 59% increase.

Income tax from continuing operations related to Tarjetas Regionales for the fiscal year ended December 31, 2019 was equal to Ps.385 million, as compared to Ps.1,978 million for the fiscal year ended December 31, 2018, a 81% decrease.

Income tax from continuing operations related to insurance activity for the fiscal year ended December 31, 2019 was equal to Ps.343 million, as compared to Ps.477 million for the fiscal year ended December 31, 2018, a 28% decrease.

Fiscal Year 2018 compared to Fiscal Year 2017

Income tax from continuing operations for the fiscal year ended December 31, 2018 was equal to Ps.10,634 million, as compared to Ps.11,259 million for the fiscal year ended December 31, 2017, a 6% decrease.

Income tax from continuing operations related to banking activity for the fiscal year ended December 31, 2018 was equal to Ps.7,706 million, as compared to Ps.5,663 million for the fiscal year ended December 31, 2017, a 36% increase.

Income tax from continuing operations related to Tarjetas Regionales for the fiscal year ended December 31, 2018 was equal to Ps.1,978 million, as compared to Ps.4,268 million for the fiscal year ended December 31, 2017, a 54% decrease.

Income tax from continuing operations related to insurance activity for the fiscal year ended December 31, 2018 was equal to Ps.477 million, as compared to Ps.631 million for the fiscal year ended December 31, 2017, a 24% decrease.

Consolidated Assets

The main components of our consolidated assets as of the dates indicated below were as follows:

	As of December 31,
	2019		2018		2017
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Cash and due from banks	130,649	19	220,456	25	133,903	18
Debt Securities	65,690	10	116,813	13	65,760	9
Loans and other financing	358,559	52	434,900	50	437,430	58
Other Financial Assets	78,444	11	58,925	7	60,060	8
Property, Plant and Equipment	32,964	5	29,786	3	28,011	4
Intangible Assets	8,693	1	7,057	1	2,654	—
Other Assets	10,481	2	7,499	1	8,702	1
Assets available for sale	39	—	935	-	16,707	2
Total Assets	685,519	100	876,371	100	753,227	100

Of our Ps.685,409 million total assets as of December 31, 2019, Ps.616,356 million, or 90%, corresponded to Banco Galicia and Ps.66,117 million, or 9,6% corresponded to Tarjetas Regionales on a consolidated basis. The remaining was primarily attributable to Sudamericana on a consolidated basis. The composition of our assets demonstrates a decrease in the amounts of main line items.

The item “Cash and Due from Banks” included cash for Ps.130,649 million, balances held at the Argentine Central Bank for Ps.75,542 million and balances held in correspondent banks for Ps.2,379 million. The balance held at the Argentine Central Bank is used for meeting the minimum cash requirements set by the Argentine Central Bank.

Our holdings of debt securities as of December 31, 2019 was Ps.65,690 million. Our holdings of government and private securities are shown in more detail in Item 4. “Information on the Company”—B. “Operating Overview”─ “Selected Statistical Information”— “Debt and Equity Securities”.

Our total net loans and other financing were Ps.358,559 million as of December 31, 2019, of which Ps.309,329 million corresponded to Banco Galicia’ portfolio and Ps.48,427 corresponded to Tarjetas Regionales’ portfolios, the remaining amount to secured loans held by Sudamericana. For more information on loan and other financing activities portfolios, see Item 4. “Information on the Company”—B. “Operating Overview”─ “Selected Statistical Information”— “Loan and Other Financing Portfolio”.

Exposure to the Argentine Public Sector

The following table shows our total net exposure, primarily related to Banco Galicia, to the Argentine public sector as of December 31, 2019 and 2018 and 2017.

	As of December 31,
	2019	2018	2017
	(in millions of Pesos)
Government securities net position	83,407	130,725	66,069
Lebacs	—	83	41,448
Leliq	58,141	107,924	—
Botes	10,830	13,842	—
Other	14,436	8,876	24,621
Other Financing Assets	30,057	3,168	103
Repurchase agreement transactions - BCRA	29,996	3,080	—
Loans and Others Financing	29	20	19
Certificate of Participation in Trusts	32	68	84
Total (1)	113,464	133,893	66,172

(1) Does not include deposits with the Argentine Central Bank, which constitute one of the items by which Banco Galicia complies with the Argentine Central Bank’s minimum cash requirements.

As of December 31, 2019, the exposure to the public sector amounted to Ps.113,464 million, a decrease of 15% as compared to Ps.133,893 million for the year ended December 31, 2018. Excluding the debt securities issued by the Argentine Central Bank, the Bank’s exposure amounted to Ps.55,323 million equal to 8% of total assets.

Funding

Banco Galicia’s and Tarjetas Regionales’ lending activities are our main asset-generating businesses. Accordingly, most of our borrowing and liquidity needs are associated with these activities. We also have liquidity needs at the level of our holding company, which are discussed in Item 5. “Operating and Financial Review and Prospects”—B. “Liquidity and Capital Resources”—“Liquidity-Holding Company on an Individual Basis”. Our objective is to maintain cost-effective and well diversified funding to support current and future asset growth in our businesses. For this, we rely on diverse sources of funding. The use and availability of funding sources depends on market conditions, both local and foreign, and prevailing interest rates. Market conditions in Argentina include a structurally limited availability of domestic long-term funding.

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

Traditionally, our primary source of funding has been Banco Galicia’s deposit taking activity. Although Banco Galicia has access to Argentine Central Bank financing, management does not view this as a primary source of funding in line with our overall strategies discussed herein. Other important sources of funding have traditionally included issuing foreign currency-denominated medium and long-term debt securities issued in foreign capital markets and borrowing from international banks and multilateral credit agencies. Banco Galicia entered into a master loan agreement with the IFC in 2016, for US$130 million, divided into two parts, one of them with the purpose of funding long-term loans to SMEs and the other part with the purpose of funding renewable energy project and efficiency energy power project. Additionally, Banco Galicia entered into master bond agreements with the IFC for US$100 million in order to expand its loan program for environmental efficiency projects.

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

Tarjetas Regionales fund their business through the issuance of notes in the local and international capital markets, borrowing from local financial institutions and debt with merchants generated in the ordinary course of business of any credit card issuing company. In 2019, Tarjetas Regionales issued notes in an amount equal to Ps.1,584 million (approximately US$40.3 million).

Below is a breakdown of our funding as of the dates indicated:

	As of December 31,
	2019		2018		2017
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Deposits	393,735	57	553,946	63	455,909	61
Checking Accounts	67,566	10	61,309	7	75,223	10
Savings Accounts	177,360	26	305,959	35	228,057	30
Time Deposits	140,333	20	174,244	20	145,067	19
Time Deposits - UVA	750	—	3,053	—	1,368	—
Others	2,635	—	3,179	—	2,916	2
Interests and Adjustments	5,091	1	6,202	1	3,278	—
Credit Lines	22,724	3	29,914	3	17,873	2
Argentine Central Bank	23	—	44	—	35	—
Domestic Financial Institutions	5,972	1	11,234	1	6,411	1
International Banks and Credit Agencies	16,729	2	18,636	2	11,427	2
Debt Securities (Unsubordinated and Subordinated) (1)	44,740	7	61,151	7	42,162	6
Other obligations (2)	107,485	16	136,218	16	133,479	19
Shareholders’ Equity	116,835	17	95,142	11	103,804	14
Total	685,519	160	876,371	100	753,227	100

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

As of December 31, 2019, deposits represented 57% of our funding, down from 63% as of December 31, 2018. Our deposit base decreased 29% in 2019 as compared to 2018. During fiscal year 2019, the Ps.160,211 million decrease in deposits was due to a decrease in transactional deposits (deposits in savings accounts and time deposits, with decreases of 42% and 19%, respectively). For more information on deposits, see Item 4. “Information on the Company”—B. “Business Overview” — “Selected Statistical Information”—“Deposits”.

As of December 31, 2019, credit lines from international banks and credit agencies amounted to Ps.16,729 million. Of this total, Ps.9,970 million corresponded to prefinancing and foreign trade transactions; Ps.6,259 million corresponded to amounts received from the IFC pursuant to a loan agreement and Ps.500 million corresponded to amounts received from the IDB pursuant to a loan agreement.

Our debt securities outstanding (only principal) were Ps.44,740 million as of December 31, 2019, as compared to Ps.61,151 million as of December 31, 2018.

Of the total debt securities outstanding as of December 31, 2019, Ps.23,071 million corresponded to Peso-denominated debt, of which Ps.12,733 million corresponded to debt securities issued by Banco Galicia and Ps.10,338 million corresponded to debt securities issued by Tarjeta Naranja (which includes debt securities issued by Tarjetas Cuyanas). The remaining Ps.21,669 million of outstanding debt securities corresponded to foreign currency-denominated debt in respect of subordinated debt securities due in 2026 issued by Banco Galicia and the green bond with the IFC.

As of December 31, 2019, the breakdown of our debt was as follows:

	December 31, 2019
	Currency	Expiration	Annual Interest Rate	Total(*)
	(in millions of Pesos, except for rates)
Banco Galicia
ON Subordinated	US$	07.19.26	(2)(3)	15,499
Green Bond	US$	06.21.25	5.90%	6,170
Class III		$02.17.20	(1)(3)	1,060
Class IV		$05.18.20	(2)(4)	1,730
Class V Series I		$04.26.20	(5)	3,868
Class V Series II		$04.26.21	(6)	1,803
Class VII		$05.25.20	(7)	4,272
Tarjeta Naranja
XXXIV Series II		$06.29.20	Minimum 32% Rate/Badlar +4.67%	396
XXXV Series II		$09.27.20	Minimum 26% Rate/Badlar +3.99%	655
XXXVII		$04.11.22	Minimum 15% Rate/Badlar + 3.50%	4,342
XL Series II		$10.10.20	Minimum 27% Rate/Badlar + 3.69%	1,464
XLI Series II		$05.15.20	Badlar + 10%	351
XLIII		$08.18.20	Badlar + 7%	1,483
Tarjeta Naranja(**)
XXV		$07.26.20	Minimum 30% Rate/Badlar + 3.94%	424
XXVI Series II		$10.24.20	Minimum 26% Rate/Badlar + 4.00%	373
XXVII Series II		$02.10.20	Minimum 23.5% Rate/Badlar + 3.50%	476
XXVIII Series II		$06.09.21	Minimum 25% Rate/Badlar + 3.70%	374
Total				44,740

(*) Includes principal and interest.

(**) Debt securities absorbed as part of the merger with Tarjeta Naranja S.A.

(1) As specified in the terms and conditions of the issuance, they were converted to Ps.2,360,360 Investor assumes the exchange rate risk since the service of interest and principal is calculated based on the principal amount in Pesos converted into US Dollars on each payment date.

(2) The net proceeds from this issuance of negotiable obligations was applied to investments in working capital, loans, other loans and other uses envisaged by the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations.

(3) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.69%, which will be payable quarterly as from May 17, 2017 onwards.

(4) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.98%, which will be payable quarterly as from August 18, 2017 onwards.

(5) Annual nominal fixed 25.98% rate; principal and interest will be settled in full upon maturity.

(6) Variable rate equal to the simple arithmetic average of private Badlar, plus 3.5%, which will be payable quarterly as from July 26, 2018 onwards. Principal in respect of this Series will be repaid upon maturity.

(7) Variable rate equivalent to simple arithmetical average of private Badlar rates plus 4%, to be paid on February 25, 2020 and May 25, 2020.

For more information see “—Contractual Obligations” below.

Ratings

The following are our ratings as of the date of this annual report:

December 31, 2019
	Standard & Poor’s	Fitch Argentina	Evaluadora Latinoamericana	Moody’s
Local Ratings
Grupo Financiero Galicia S.A.
Rating of Shares	1
Banco de Galicia
Counterparty Rating	raBBB+
Debt (Long-Term / Short Term)		AA+(arg)/A1+(arg)
Subordinated Debt			A+
Deposits (Long Term / Short Term)	raBBB+ / raA-2
Deposits (Local Currency / Foreign Currency)				B1.ar / Ca.ar
Trustee				TQ2+
Tarjeta Naranja S.A.
Medium-/Long-Term Debt		AA-(arg)
Tarjetas Cuyanas S.A.
Long-Term Debt		AA-(arg)
International Ratings
Banco de Galicia
Long-Term Debt	B-			Ca
Subordinated Debt	CCC			Ca

(*) See “—Contractual Obligations”.

Debt Programs

On March 9, 2009, Grupo Financiero Galicia’s shareholders, during an ordinary shareholders’ meeting, and the Board of Directors created a global short‑, medium‑ and long‑term notes program, for a maximum outstanding amount of US$60 million. This program was authorized by the CNV pursuant to Resolution No.16,113 of April 29, 2009.

In August 2012, during an extraordinary shareholders’ meeting, it was decided to ratify the decision made at the ordinary and extraordinary shareholders’ meeting held in April 2010 with regard to the approval of the US$40 million increase in the amount of Grupo Financiero Galicia’s global notes program. Therefore, once approved by the CNV, the amount was for up to US$100 million or its equivalent in other currencies. On May 8, 2014, the CNV, pursuant to Resolution No.17,343, granted an extension of the debt program for another five-year period.

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

Banco Galicia has a program in place for the issuance and re-issuance of non-convertible notes, subordinated or non-subordinated, floating or fixed-rate, secured or unsecured, with a term from 30 days to up to 30 years, for a maximum outstanding principal amount of up to US$483.25 million. This program was originally approved by the CNV on November 4, 2005 and was mostly recently extended on January 26, 2017 by the CNV until January 26, 2022. Pursuant to Resolution No.18,480, the CNV also approved an increase of the maximum outstanding principal amount under the program to US$1,100 million. Pursuant to Resolution No.19,520, dated May 17, 2018, the CNV approved an increase of the maximum outstanding principal amount under the program to US$2,100 million and the modification of the terms and conditions of the same.

Banco Galicia, also has a program for frequent issuance of notes, approved by the CNV on November 13th, 2019; and registered under the number 11th for a maximum outstanding principal amount of US$ 2,100 million.

During the 2016 fiscal year, Banco Galicia issued certain subordinated Class II notes due 2026 for a nominal value of US$250 million. The proceeds of this issuance were used to redeem the Bank’s outstanding subordinated notes due 2019.

On May 18, 2017, Banco Galicia issued Class IV notes in an aggregate principal amount of Ps.2,000 million due 2020.

During the 2018 fiscal year, Banco Galicia issued Series I Class V notes in an aggregate principal amount of Ps.4,209 million due 2020 and Series II Class V notes in an aggregate principal amount of Ps.2,032 million due 2021.

On November 25, 2019, Banco Galicia issued Class VII notes in an aggregate principal amount of Ps.4,182 million due 2020.

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

As of December 31, 2019, Tarjeta Naranja’s total debt issued under both programs was equal to an outstanding principal amount outstanding of Ps.9,601 million (approximately US$160.3 million).

Contractual Obligations

The table below identifies the total amounts (principal and interest) of our main on balance-sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due as of December 31, 2019.

	December 31, 2019
	Maturity	Annual Interest Rate	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Banco Galicia
Deposits
Time Deposits (Ps./US$)	Various	Various	141,083	141,030	48	5	—
Bonds
Notes Class III Due 2020 (Ps.) (1)	2020	Badlar + 269 bp	1,008	1,008	0	—	—
Notes Class IV Due 2020 (Ps.) (2)	2020	Badlar + 298 bp	1,640	1,640	0	—	—
Notes Class V Serie II Due 2020 (Ps.) (3)	2020	26.00%	2,692	2,692	—	—	—
Notes Class V Serie II Due 2020 (Ps.) (4)	2021	Badlar + 350 bp	1,656	—	1,656	—	—
Notes Class VII Due 2020 (Ps.) (5)	2020	Badlar + 400 bp	4,085	4,085	0	—	—
Green Bond - IFC (U.$. S)	2025	5.90%	5,954	—	2,646	2,646	662
2026 Subordinated Notes (US$) (5)	2026	8.30%	14,974	—	—	—	14,974
Loans
IFC Financial Loans (US$)	Varios	Varios	5,562	2,111	2,852	599	0
Other Financial Loans (US$) (6)	Varios	Varios	10,668	10,668	—	—	—
IDB Financial Loans (US$)	Varios	Varios	500	500	0	—	—
IDB Financial Loans (Ps.)	Varios	Varios	141	45	70	26	0
Linea Fontar	Varios	Varios	1	1	—	—	—
BICE Financial Loans (Ps.)	Varios	Varios	1,897	774	975	148	—
BICE Financial Loans (US$)	Varios	Varios	879	79	472	328	—
Short-term Interbank Loans (Ps.)	2020	41.60%	501	501	—	—	—
Corresponsales	2020	0.00%	374	374	—	—	—
Argentine Central Bank	2020	0.00%	22	22	—	—	—
Argentine Central Bank	2020	0.00%
Repos
Repos (Ps.)	2020	50.00%
Repos (US$)	2020	4.02
Tarjetas Regionales
Financial Loans with Local Banks (Ps.)	Various	Various	2,011	2,011
Notes (Ps.)	Various	Various	9,415	6,519	2,896
Total			205,063	174,060	11,615	3,752	15,636

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

Leases

The following tables provides information for leases where Grupo Financiero Galicia is the lessee:

December 31, 2019
(In millions of Pesos)
Amounts recognized in the Statement of Financial Position:
Right-of-use asset (1)	3,681
Lease Liabilities (2)	3,768

(1) Recorded in the Property, Plant and Equipment item, for right of use of real property.

(2) Recorded in the item Other Financial Liabilities.

December 31, 2019
(In millions of Pesos)
Amounts recognized in the Statement of Income:
Charge for depreciation of right-of-use assets (1)(2)	965
Interest Expenses (3)	375
Expenses related to short-term leases (4)	24
Expenses related to low-value assets leases (4)	75
Sublease Income (5)	2

(1) Depreciation for right of use of Real Property.

(2) Recorded in the item Depreciation and Impairment of assets.

(3) Recorded in the item Other Operating Expenses, Lease Interest.

(4) Recorded in the item Administrative Expenses.

(5) Recorded in the item Other Operating Income.

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

Our credit exposure related to these items as of December 31, 2019 is set forth below:

December 31, 2019
(in millions of Pesos)
Agreed Commitments	19,952
Export and Import Documentary Credits	2,596
Guarantees Granted	16,133
Responsibilities for Foreign Trade Transactions	1,702

The credit risk of these instruments is similar as the credit risk associated with credit facilities provided to individuals and companies. To provide guarantees to our customers, we may require counter-guarantees, which are classified as follows:

December 31, 2019
(in millions of Pesos)
Other Preferred Guarantees Received	930
Other Guarantees Received	524

In addition, checks to be debited and credited, notes, invoices and miscellaneous items subject to collection are recorded in memorandum accounts until such instruments are approved or accepted.

The risk of loss in these offsetting transactions is not significant.

December 31, 2019
(in millions of Pesos)
Checks and Drafts to be Debited	5,370
Checks and Drafts to be Credited	6,756
Values for Collection	38,508

Grupo Galicia acts as trustee pursuant to trust agreements to secure obligations in connection with financing transaction undertaken by its customers. The amount of funds and securities held in trust as of December 31, 2019 is as follows:

December 31, 2019
(in millions of Pesos)
Trust Funds	6,964
Securities Held in Custody	465,283

These funds and securities are not included in Grupo Galicia’s consolidated financial statements as it does not have control over the same. For additional information regarding off-balance sheet financial instruments, see Note 48 to our audited consolidated financial statements.

Principal Trends

Related to Argentina

Argentina's financial program still depends on the outcome of the ongoing debt restructuring process. Access to debt market has not recovered yet, and the possibility of recovering it will depend on the offer made by the Government, the consistency of the macroeconomic plan and the international context and the consequences that the recent outbreak of the COVID-19 pandemic has on it.

As regards the foreign exchange market, current controls allowed the Peso to depreciate less than other currencies in the region in this context. As external pressures continue, it would be expected that the Argentine Central Bank would allow a faster depreciation so as not to overvalue the peso in real terms.

With respect to the monetary policy, 2019 was mostly characterized by a great interest rate increase for the purpose of containing the devaluation of the Argentine peso. Nevertheless, the monetary policy became more relaxed by the end of the year. This is likely to continue in 2020, with interest rate cuts and issuances in Argentine pesos.

In the fiscal front, towards the end of 2019 and due to the ongoing COVID-19 pandemic, the Argentine Congress passed a law that created new taxes, stopped certain tax reductions that were meant to occur during 2020 and increased other taxes. These changes were made in order to allow the government to increase public spending, financed by an increase in tax collections. Added to this, the government announced a tax package consisting of social transfers, increases in pensions and cuts in employers´ contributions—among others—in order to face the economic and health consequences of the pandemic. All in all, 2020 should be a year of lax fiscal policy that will be mainly financed by monetary issuance~~,~~ in the absence of access to debt markets.

.

Related to the Financial System

The Argentine financial system will continue to interact with the private sector, which is expected to maintain its current capital structure, characterized by a focus on short term credit and high liquidity assets. We do not expect credit to grow in terms of GDP during 2020.

Portfolio quality indicators are expected to be influenced by macroeconomic factors, and social-distancing measures taken to stem the COVID-19 pandemic are affecting several economic activities, increasing the risk to cut the chain of payments. The Argentine Central Bank relaxed delinquency days and default terms for the benefit of borrowers. We believe these measures could have an impact on the profit levels of financial institutions. Simultaneously, the Argentina Central Bank is promoting financing alternatives at lower interest rates, mainly for SMEs. This situation could have negative consequences on the financial income of banks, which will depend, among other important aspects, on the evolution of the pandemic.

In terms of the solvency of the Argentine financial system, it is expected that the net results of the banks in 2020 will enable the system overall to exceed the minimum capitalization requirements set forth in the Basel Committee regulations. Income from holdings, in particular those associated with returns on liquidity, is expected to reduce its contribution to the operating income in 2020 and this effect would be compensated by interest on loans. At the same time, those banks will continue to improve their operating efficiency.

A solid systemic position of the Argentine financial system is expected to prevail in 2020. In addition, the level of hedging arrangements and excess capital will be a source of strength to the extent loan portfolios in default continue to increase. Low leverage levels as compared to companies and individuals in the region demonstrate the potential for Argentine financial institutions to remain strong despite the inflation and the volatility of the Peso.

Related to Us

The volatile and uncertain context which the Argentine economy is currently going through, marked by the economic and social impacts of the COVID-19 pandemic and all the public policy measures that were taken and will continue to be taken, added to the pre-existing macroeconomic situation and the debt renegotiation, requires a thorough review and monitoring of the macroeconomic scenarios where Grupo Financiero Galicia operates and of the impact analysis on the different business lines as set forth below.

We consider that 2020 will be characterized by a more lenient lax policy, essentially financed through money issuance (on account of the virtual closure of international markets for Argentina). Such an expansionary monetary policy, in the context of a strict foreign exchange control, mainly impacts on the financial system.

To this we must add a more regulated activity in terms of directed credit, as it has already begun to occur with regulations that encourage granting loans to SMEs at maximum rates, through the benefits or exemptions in bank reserve, or limits on placement of excess liquidity in economic policy instruments.

In Banco Galicia, these policies affect the financial margin, namely the brokerage margin and the lower profitability resulting from placing Liquidity Bills (both for volume and rates).

These regulations may also impact the income from the purchase and sale of foreign currency, already known and analyzed since the end of 2019. In addition, regulations aimed at preventing an increase in prices of fees for the entire 2020 and the recent ban to charge fees for the use of ATMs until June 2020, must be considered.

Finally, the decrease of the economic activity and the subsequent increase in unemployment will considerably impact on the quality of portfolios, increasing charges for uncollectible accounts, both in Banco Galicia and Tarjeta Naranja.

As a consequence of the above-mentioned situation, Banco Galicia foresees the following impacts from COVID-19 during 2020:

  Fee income will be reduced, due to lower prices and lower volumes.
  Financial income will be affected by: (i) a lower average lending rate as a consequence of the directed credit at maximum interest rates, and (ii) a demand driven by subsidized credit. This could be partially offset by improving the structure of liabilities, due to the less attractive placement conditions. Additionally, and compared to 2019, the profitability from investing the excess liquidity will decrease, both due to the regulatory limits to the volumes invested and the downward trend in rates.
  Loan and other receivables loss provisions will be significantly accelerated, considering the impact generated by a reduction in the activity and employment levels.
  Administrative expenses will not experience significant changes with respect to our estimate for 2020, considering the containment policy and the digital transformation that the Bank is going through by generating efficient captures.
  As for volumes, the expansionary monetary policy with foreign exchange control imposed by the administration will probably continue generating dynamism in deposits, growing slightly above the system. As regards credit, although we do not believe that there is a very dynamic demand, considering the expected level of economic activity, credit boost policies and the need to rebuild working capital will generate growth in terms of Gross Domestic Product when the economy begins to stabilize.

To conclude, we estimate that the COVID-19 pandemic will have a negative impact on the Bank's income, mainly as a consequence of: (i) the negative impact of the financial income, due to the reasons stated above; (ii) restrictions imposed by regulations to charge fees; (iii) higher loan and other receivables loss provisions; and (iv) the higher nominality of savings in expenses.

Still, it is currently believe, based on the information known to date, that the Bank’s current liquidity and solvency levels will allow it to cope with this situation in the short term, assuming it is under control by the end of 2020.

With regards to Tarjeta Naranja, as it is a credit-and-consumption-related business, the estimated impact will be reflected in a potential drop in the volume of operations or customer transactions; therefore, revenue obtained from services will be affected.

Additionally, the Tarjeta Naranja access to financing through the capital market may be limited, which in turn would leave Tarjeta Naranja with less ability to offer financing plans or loans to its customers, with the consequent impact that would have on financial income. However, Tarjeta Naranja has so far been able to maintain the liquidity and solvency levels that would allow it to address the obligations incurred.

Loan and other receivables loss provisions will increase as a consequence of the general impact the COVID-19 pandemic will have on the economy and expected increase in unemployment rates.

In conclusion, we expect a negative impact on Tarjeta Naranja's future income during 2020, mainly caused by the decrease of financial and service revenues, and higher charges for arrearage.

On the other hand, Sudamericana Holding does not foresee significant consequences on their business during 2020 related to COVID-19 and derived by the new regulations, either in economic or financial terms.

The operational management of the Group Galicia’s subsidiaries is stable, enabling us to comply with the needs and demands of our customers and of the control and supervision bodies. The implementation of work from home policies for our employees and our technological infrastructure have become invaluable tools to remain operative.

Grupo Financiero Galicia will continue with the objective of strengthening its leadership position in the market. The high quality of the products and services it (and its subsidiaries) provide to current and future customers will continue to have a central role, in addition to continuing the process of improving operational efficiency as a key factor in generating value for its customers and shareholders.

Likewise, the quarantine, social distancing and restrictions on face-to-face activities are driving forces to continue promoting and accelerating our Digital Transformation process. We continue working on projects that enrich the experience of our customers and employees. We leverage new business lines like Naranja X, and we remain focused on transforming Banco Galicia into a 100% digital platform, with the purpose of growing and capturing new customers.

The business growth of all the companies that make up Grupo Galicia takes place within the framework of a sustainable management. To this end, we will continue to seek new opportunities aimed at the common good and care for the environment.

The Board of Directors is closely monitoring this situation and taking all the required measures within their reach to preserve human life and our operations.

The analysis of these trends should be read in conjunction with the discussion in Item 3. “Key Information”— D. “Risk Factors”, and with consideration that the Argentine economy has been historically volatile, which has negatively affected the volume and growth of the financial system.

B. Liquidity and Capital Resources

Liquidity - Holding Company on an Individual Basis

We generate our net earnings/losses from our operating subsidiaries, specifically Banco Galicia, our main operating subsidiary. Banco Galicia’s dividend-paying ability has been affected since late 2001 by the effects of the 2001-2002 liquidity crisis and its impact on Banco Galicia’s income-generation capacity. In addition, there were other restrictions on Banco Galicia’s ability to pay dividends resulting from applicable Argentine Central Bank rules and the loan agreements entered into by Banco Galicia as part of its foreign debt restructuring. See Item 8. “Financial Information”—"Dividend Policy and Dividends.”

From 2002 to 2010 we did not receive any dividends from Banco Galicia, which is the primary source of funds available to us. On April 27, 2011, during the shareholders’ meeting of Banco Galicia, a distribution of cash dividends for a total amount of Ps.100 million was approved.

During fiscal years 2017 and 2018, Grupo Financiero Galicia received dividends from its subsidiaries in the amount of Ps.658 million, (equivalent to Ps.1,667 million as of December 2019), and Ps.1,152 million, (equivalent to Ps.2,273 million as of December 2019), respectively. During fiscal year 2019, Grupo Financiero Galicia received dividends for Ps.2,392 million, (equivalent to Ps.3,041 million as of December 2019). During March 2020, the shareholders’ meeting of Galicia Warrants S.A. and Galicia Administradora de Fondos S.A. approved the distribution of dividends in cash during April 2020, for Ps.40 million and Ps.316 million respectively.

On April 2019, Grupo Financiero Galicia received a cash dividend from Banco Galicia in the amount of Ps.1,500 million (equivalent to Ps.1,996 million as of December 2019) for fiscal year 2018.

Due to the regulations recently passed by the Argentine Central Bank within the framework of the measures taken by the government to respond to the COVID-19, the capacity of the Argentine financial system to pay cash dividends has been suspended until June 30, 2020.

The extent to which a banking subsidiary may extend credit or otherwise provide funds to a holding company is limited by Argentine Central Bank rules. For a description of these rules, see Item 4. “Information on the Company-Argentine Banking Regulation-Lending Limits.”

According to Grupo Financiero Galicia’s policy for the distribution of dividends and due to Grupo Financiero Galicia’s financial condition for the fiscal year ended December 31, 2019 and the fact that most of the profits for fiscal years 2017 and 2018 also corresponded to income from holdings (with just a fraction corresponding to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations Law) the shareholders' meeting held on April 28, 2020 approved to increase the discretionary reserve for future dividends’ distribution and to grant to the Board of Directors the ability to partially use said reserve to pay cash dividends, in an amount equal to Ps.4,000 million,. This amount represents 280.3546% with regard to 1,426,764,597 class A and B ordinary shares, with a face value of Ps.1 each, and the distribution is subject to Banco Galicia’s capacity to pay cash dividends in at least the same amount.

For fiscal year 2017, the shareholders’ meeting held on April 24, 2018 approved the distribution of cash dividends for Ps.1,200 million, equivalent to Ps.2,487 million as of December 2019 which represented a dividend of 84.11% with respect to 1,426,764,597 class A and B ordinary shares of Grupo Financiero Galicia with a face value of Ps.1 each. Similarly, for fiscal year 2018, the shareholders’ meeting held on April 25, 2019 approved the distribution of cash dividends for Ps.2,000 million, (equivalent to Ps.2,582 million as of December 2019), which represented a dividend of 140.18% with respect to 1,426,764,597 class A and B ordinary shares of Grupo Financiero Galicia with a face value of Ps.1 each.

Due to Act. No. 27,260, Grupo Financiero Galicia neither reimbursed nor withheld any amount for tax purposes on the dividends paid for fiscal year 2017 and 2018. For fiscal year 2019, due to regulations in force, Grupo Financiero Galicia may withhold some amount for tax purposes on the dividends to be distributed.

As of December 31, 2019, Grupo Financiero Galicia, on an individual basis, had cash and amounts due from banks in an amount of Ps.0.3 million, short-term investments made up of special checking account deposits, mutual funds and government securities and foreign currency in an amount of Ps.810 million.

As of December 31, 2018, Grupo Financiero Galicia, on an individual basis, had cash and amounts due from banks in an amount of Ps.0.2 million and short-term investments made up of special checking account deposits, mutual funds and government securities and foreign currency in an amount of Ps.885 million, (equivalent to Ps.1,362 million as of December 2019).

As of December 31, 2017, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.4 million and short-term investments made up of special checking account deposits, mutual funds and government securities in an amount of Ps.1,663 million, (equivalent to Ps.3,777 million as of December 2019).

During fiscal year 2019, Grupo Financiero Galicia made capital contributions for a total amount of Ps.571 million (equivalent to Ps.644 million as of December 2019), Ps.71 million to IGAM LLC and Ps.500 million to Tarjetas Regionales S.A.

For a description of the notes issued by Grupo Financiero Galicia, see —Item 5.A. “Operating Results” —” Debt Programs”.

Each of our subsidiaries is responsible for their own liquidity management. For a discussion of Banco Galicia’s liquidity management, see “Banco Galicia’s Liquidity Management-Banco Galicia Liquidity Management”.

Consolidated Cash Flows

Our consolidated statements of cash flows were prepared in accordance with IAS 7 (Statements of Cash Flows). See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017 included in this annual report.

As of December 31, 2019, on a consolidated basis, we had Ps.232,119 million in available cash (defined as total cash and cash equivalents), representing a Ps.115,340 million decrease as compared to the Ps.347,459 million in available cash as of December 31, 2018.

As of December 31, 2018, on a consolidated basis, we had Ps.347,459 million in available cash, representing a Ps.144,465 million increase as compared to the Ps.202,994 million in available cash as of December 31, 2017.

Cash equivalents are comprised of the following: Argentine Central Bank debt instruments having a remaining maturity that does not exceed 90 days, securities in connection with reverse repurchase agreement transactions with the Argentine Central Bank, local interbank loans and overnight placements in correspondent banks abroad. Cash equivalents also comprise, in the case of Tarjetas Regionales, time deposit certificates and mutual fund shares.

The table below summarizes the information from our consolidated statements of cash flows for the fiscal years ended December 31, 2019, 2018 and 2017.

	December 31,
	2019	2018	2017
	(in millions of Pesos)
Net Cash (used in)/generated by Operating Activities	(10,569)	121,928	(13,810)
Net Cash (used in)/generated by Investment Activities	(5,218)	(5,517)	(5,955)
Net Cash (used in)/generated by Financing Activities	(27,130)	28,395	20,605
Exchange income/(losses) on Cash and Cash Equivalents	51,076	69,162	10,970
Net increase in cash and cash equivalents	8,159	213,968	11,810
Monetary loss related to cash and cash equivalents	(123,499)	(69,503)	(29,778)
Cash and cash equivalents at the beginning of the year	347,459	202,994	220,962
Cash and cash equivalents at end of the year	232,119	347,459	202,994

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

Management believes that cash flows from operations and available cash and cash equivalent balances, will be sufficient to fund our financial commitments and capital expenditures for fiscal year 2020.

Cash Flows from Operating Activities

	December 31,
	2019	2018	2017
	(in millions of Pesos)
Cash Flows from Operating Activities
Income before Taxes from continuing operations	36,858	5,191	22,950
Adjustment to Obtain the Operating Activities Flows:
Loan and other Receivables Loss Provisions	22,203	25,074	11,220
Depreciation and Impairment of Assets	5,065	2,541	2,214
Loss on Net Monetary Position	30,798	27,788	10,496
Other Operations	42,151	(27,981)	8,083
Net Increases/(Decreases) from Operating Assets:
Debt securities measured at fair value through profit or loss	1,401	18,380	(5,383)
Derivative Financial Instruments	418	(1,554)	(840)
Repo Transactions	(3,060)	461	(2,142)
Other Financial Assets	2,011	2,419	(6,279)
Net Loans and Other Financing
- Non-financial Public Sector	13	(5)	38
- Other Financial Institutions	(788)	5,570	(5,895)
- Non-financial Private Sector and Residents Abroad	53,239	(21,300)	(67,535)
Other Debt Securities	3,169	(15,755)	(1,536)
Financial Assets Pledged as Collateral	5,090	(2,262)	1,152
Investments in Equity Instruments	(4,307)	(76)	116
Other Non-financial Assets	(1,623)	(1,737)	(2,625)
Non-current Assets Held for Sale	896	15,771	91
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector	(11,249)	10,539	(1,025)
- Financial Sector	(644)	833	83
- Non-financial Private Sector and Residents Abroad	(148,318)	86,666	30,616
Liabilities at fair value through profit or loss	(1,877)	3,299	—
Derivative Financial Instruments	(1,943)	1,522	855
Other Financial Liabilities	(29,681)	12,129	(2,683)
Provisions	517	849	289
Other Non-financial Liabilities	(805)	(15,019)	4,089
Income Tax Collections/Payments	(10,103)	(11,415)	(10,159)
Net Cash (used in)/generated by Operating Activities	(10,569)	121,928	(13,810)

In fiscal year 2019, net cash used in operating activities including the inflationary effect amounted to Ps.10,569 million, mainly due to: (i) a Ps.148,318 million net decrease in deposits to non-financial private sector and residents abroad and (ii) a Ps.29,681 million decrease in other financial liabilities. Such amount was partially offset by net cash provided by Ps.53,239 million related to a decrease in net loans and other financing to non-financial private sector and residents abroad.

In fiscal year 2018, net cash generated by operating activities including the inflationary effect amounted to Ps.121,928 million, mainly due to: (i) a Ps.86,666 million increase in deposits from non-financial private sector and residents abroad, (ii) a Ps.18,380 million decrease in debt securities measured at fair value through profit or loss and (iii) a Ps.15,771 million decrease in non-current assets held for sale, partially offset due to: (i) a Ps.21,300 million increase in loans to non-financial private sector and residents abroad, (ii) a Ps.15,755 million increase in other debt securities and (iii) Ps.15,019 million decrease in other non-financial liabilities.

In fiscal year 2017, net cash used in operating activities including the inflationary effect amounted to Ps.13,810 million, mainly due to a Ps.67,535 million increase in net loans and other financing to non-financial private sector and residents abroad and partially offset by a Ps.30,616 million increase of deposits from non-financial private sector and residents abroad.

Cash Flows from Investing Activities

	December 31,
	2019	2018	2017
	(in millions of Pesos)
Cash Flows from Investment Activities
Payments:
Purchase of PP&E, Intangible Assets and Other Assets	(7,897)	(5,673)	(5,015)
Purchase of Non-controlling Interests	—	—	(2,249)
Collections:
Sale of PP&E, Intangible Assets and Other Assets	2,679	156	1,309
Net Cash used in Investment Activities	(5,218)	(5,517)	(5,955)

In fiscal year 2019, net cash used in investing activities amounted to Ps.5,218 million mainly attributable to the acquisition of property, plants and equipment, intangible assets and other assets for Ps.7,897 million. Such amount was partially offset by funds provided by the sale of property, plants and equipment, intangible assets and other assets for Ps.2,679 million.

In fiscal year 2018, net cash used in investing activities amounted to Ps.5,517 million mainly attributable to the acquisition of property, plant and equipment, intangible assets and other assets for Ps.5,673 million.

In fiscal year 2017, net cash used in investing activities amounted to Ps.5,955 million mainly attributable to (i) the acquisition of property, plant and equipment, intangible assets and other assets for Ps.5,015 million, and (ii) the acquisition of non-controlling interest of Tarjetas Regionales for Ps.2,249 million.

Cash Flows from Financing Activities

	December 31,
	2019	2018	2017
	(in millions of Pesos)
Cash Flows from Financing Activities
Payments:
Unsubordinated Debt Securities	(16,884)	—	(2,412)
Subordinated Debt Securities	—	—	(557)
Loans from Local Financial Institutions	(7,190)	—	(1,692)
Dividends	(2,661)	(2,636)	(859)
Leases payment	(1,000)	—	—
Collections:
Unsubordinated Debt Securities	—	14,929	—
Loans from Financial Institutions	—	12,042	—
Subordinated Debt Securities	473	4,060	—
Capital increase	132	—	26,125
Net Cash (used in)/generated by Financing Activities	(27,130)	28,395	20,605

In fiscal year 2019, net cash used in financing activities amounted to Ps.27,130 million due to: (i) Ps.16,884 million as a consequence of the payments of principal and interest on unsubordinated debt securities, (ii) Ps.7,190 million for payments of loans from local financial institutions, (iii) Ps.2,661 million of payments of dividends and (iv) Ps.1,000 million for leases payments.

In fiscal year 2018, financing activities provided cash in the amount of Ps.28,395 million due to: (i) issuances of unsubordinated debt securities for approximately Ps.14,929 million during 2018 and (ii) an increase in loans from local financial institutions for Ps.12,042 million.

In fiscal year 2017, financing activities provided cash in the amount of Ps.20,605 million due to: (i) paid- in capital for Ps.26,125 million, partially offset by (i) Ps.2,412 million as a consequence of the payments of principal and interest on unsubordinated debt securities, (ii) Ps.1,692 million payments of loans from local financial institutions, (iii) Ps.859 million of payments of dividends and (iv) Ps.557 million as consequence of payments of principal and interest on subordinated debt securities.

Effect of Exchange Rate on Cash and Cash Equivalents

In fiscal year 2019, the effect of the exchange rate on consolidated cash flow amounted to Ps.51,076 million, a decrease of Ps.18,086 million as compared to fiscal year 2018. The exchange rate as of December 31, 2019 was Ps.59.8950 per US$1.

In fiscal year 2018, the effect of the exchange rate on consolidated cash flow amounted to Ps.69,162 million. The exchange rate as of December 31, 2018 was Ps.37.8083 per US$1.

In fiscal year 2017, the effect of the exchange rate on consolidated cash flow amounted to Ps.10,970 million. The exchange rate as of December 31, 2017 was Ps.18.7742 per US$1.

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

As of December 31, 2019, the consolidated gaps between maturities of Grupo Financiero Galicia´s financial assets and liabilities based on contractual remaining maturity were as follows:

	December 31, 2019
	Less than one Year	1 – 5 Years	5 – 10 Years	Over 10 Years	Total
	(in millions of Pesos, except ratios)
Assets
Cash and Due from Banks	56,617	—	—	—	56,617
Argentine Central Bank – Escrow Accounts	109,239	—	—	—	109,239
Overnight Placements in Banks Abroad	7,398	—	—	—	7,398
Loans – Public Sector	5,290	2,637	—	—	7,927
Loans – Private Sector	242,667	69,912	5,716	10,161	328,456
Government Securities	60,102	—	—	—	60,102
Notes and Securities	2,341	186	5	—	2,532
Financial Trusts	425	—	—	—	425
Receivables from Financial Leases	914	1,240	13	—	2,167
Other Financing	521	1,761	—	—	2,282
Government Securities Forward Purchase	31,643	—	—	—	31,643
Total Assets	517,157	75,736	5,734	10,161	608,788
Liabilities
Deposits in Savings Accounts	147,625	—	—	—	147,625
Demand Deposits	100,237	—	—	—	100,237
Time Deposits	141,394	53	—	—	141,447
Notes	16,592	3,911	14,943	—	35,446
Banks and International Entities	13,278	8,775	666	—	22,719
Local Financial Institutions	4,228	2,019	-	—	6,246
Other Financing	70,446	305	—	—	70,752
Total Liabilities	493,800	15,063	15,609	—	524,472
Asset / Liability Gap	23,357	60,673	(9,875)	10,161	84,316
Cumulative Gap	23,357	84,030	74,155	84,316	84,316
Ratio of Cumulative Gap to Cumulative Liabilities	4.73	16.51	14.14	16.08
Ratio of Cumulative Gap to Total Liabilities	4.45	16.02	14.14	16.08

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

Banco Galicia must comply with a maximum limit set by its board of directors for liquidity mismatches. This limit has been established at -25% (minus 25%) for the ratio of cumulative gap to total liabilities within the first year. Banco Galicia complies with the established policy, since such gap was of 4.5% as of December 2019.

Banco Galicia Liquidity Management

The following is a discussion of Banco Galicia’s liquidity management.

Banco Galicia’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet customer’s credit demand. To set the appropriate level, forecasts are made based on historical experience and on an analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds. As of December 31, 2019, Banco Galicia’s liquidity structure was as follows:

December 31, 2019
(in millions of Pesos)
Legal Requirement	162,620
Management Liquidity	80,267
Total Liquidity	242,887

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

	As of December 31,
	2019	2018	2017
	(in millions of Pesos, except ratios, multiples and percentages)
Shareholders’ Equity attributable to GFG	113,942	92,492	99,260
Shareholders’ Equity attributable to GFG as a Percentage of Total Assets	16.62	10.55	13.18
Total Liabilities as a Multiple of Shareholders’ Equity attributable to GFG	4.99	8.45	6.54
Tangible Shareholders’ Equity (1) as a Percentage of Total Assets	15.35	9.75	12.83

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

For a more detailed description of our capital expenditures in 2019 and our capital commitments for 2020, see Item 4. “Information on the Company”— A. “History and Development of the Company”─”Capital Investments and Divestitures”. For a description of financing of our capital expenditures, see —“Consolidated Cash Flows”.

E. Off-Balance Sheet Arrangements

See Item 5. “Operating and Financial Review and Prospects”─A. “Operating Results”─ “Off-Balance Sheet Arrangements” and “Contractual Obligations”.

F. Contractual Obligations

See Item 5. “Operating and Financial Review and Prospects”─A. “Operating Results”—"Contractual Obligations”.

G. Safe Harbor

These matters are discussed under “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

Our Board of Directors

Our ordinary and extraordinary shareholders’ meeting took place on April 28, 2020. The following table sets out the members of our Board of Directors as of that date (all of whom reside in Buenos Aires, Argentina), the positions they hold within Grupo Financiero Galicia, their dates of birth, their principal occupations and the dates of their appointment and on which their current terms will expire. Terms expire when the annual shareholders’ meeting takes place.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Eduardo J. Escasany	Chairman	June 30, 1950	Businessman	April 2005	April 2022
Pablo Gutierrez	Vice Chairman	December 9, 1959	Businessman	April 2003	April 2022
Abel Ayerza	Director	May 27, 1939	Businessman	September 1999	April 2021
Federico Braun	Director	February 4, 1950	Businessman	September 1999	April 2023
Silvestre Vila Moret	Director	April 26, 1971	Businessman	June 2002	April 2023
Daniel Llambías	Director	February 8, 1947	Businessman	April 2017	April 2023
Pedro A. Richards	Director	November 14, 1952	Businessman	April 2017	April 2022
Miguel C. Maxwell	Director	December 19, 1956	Accountant	April 2020	April 2021
Claudia Raquel Estecho	Director	September 24, 1957	Accountant	April 2019	April 2021
Ricardo Alberto Gonzalez	Alternate Director	June 12, 1951	Businessman	April 2019	April 2022
Sergio Grinenco	Alternate Director	May 26, 1948	Banker	April 2003	April 2021
Alejandro Rojas Lagarde	Alternate Director	July 17, 1937	Lawyer	April 2000	April 2021
Ana María Bertolino	Alternate Director	June 1, 1951	Lawyer	April 2019	April 2022

The following is a summary of the biographies of the members of our Board of Directors:

Eduardo J. Escasany: Mr. Escasany obtained a degree in economics at the Universidad Católica Argentina. He was associated with Banco Galicia from 1973 to 2002. He was appointed to Banco Galicia’s board of directors in 1975. In 1979, he was elected as the vice chairman and from 1989 to March 21, 2002 he served as the chairman of Banco Galicia’s board of directors and its chief executive officer. He served as the vice chairman of the Argentine Bankers Association from 1989 to 1993 and the chairman of such association from 1993 to 2002. He was chairman of the Board of Directors from April 2002 to June 2002. In April 2005, he was re-elected as member of the Board of Directors and appointed as chairman in 2010. He is also a lifetime trustee and chairman of the Fundación Banco de Galicia y Buenos Aires. He is the chairman of Helena Emprendimientos Inmobiliarios S.A. and an alternate director for RPE Distribución S.A. and Hidro Distribución S.A. Mr. Escasany is Mr. Silvestre Vila Moret’s uncle.

Pablo Gutierrez: Mr. Gutierrez obtained a degree in business administration at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1985, where he served in different positions. In April 2005, he was appointed to the board of directors of Banco Galicia. Mr. Gutierrez is regular director of Tarjetas Regionales, and Tarjeta Naranja S.A. and a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. He was an alternate director of Grupo Financiero Galicia from April 2003 to April 2010 when he was appointed as vice chairman. In April 2012, he was appointed as the vice chairman of Banco Galicia. Mr. Gutierrez is Mr. Abel Ayerza’s nephew.

Abel Ayerza: Mr. Ayerza obtained a degree in business administration at the Universidad Católica Argentina. He was associated with Banco Galicia from 1966 to 2002. Mr. Ayerza is also second vice chairman of the Fundación Banco de Galicia y Buenos Aires and the managing partner of Cribelco S.R.L., Crisabe S.R.L. and Huinca Cereales S.R.L. He has been a member of the Board of Directors since September, 1999. Mr. Ayerza is the uncle of Mr. Pablo Gutierrez.

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

Miguel C. Maxwell: Mr. Maxwell obtained a degree in national public accounting at the Universidad de Buenos Aires in 1979 and in 1986 he completed the High Management Program - Instituto de Altos Estudios Empresariales - Buenos Aires (Harvard Business School - University of Navarra). He developed his professional career at Deloitte & Co. S.A. (Argentina, Paraguay y Bolivia) where he entered in 1977, was promoted to Audit Partner in 1986, became Member of the Board from 1999 until May 2005, Audit Business Leader from June 2005 until May 2011 and Chairman and CEO from June 2011 until May 2017. He was also Member of the Board of Deloitte LATCO (15 Latin American countries) from June 2011 until May 2014, CEO of Deloitte LATCO from June 2014 until May 2017 and Member of the Board of Deloitte Touche Tohmatsu from June 2014 until May 2017. Mr Maxwell has substantial experience in audit, serving both domestic clients and subsidiaries of European and American Companies in Argentina. He has more than 35 years of professional experience. Currently he is the Chairman of the Advisory Board of Llorente & Cuenca (LLYC) in Argentina, Member of the Board of José M. Alladio e Hijos S.A. and regular syndic of LIAG Argentina S.A.

Claudia Raquel Estecho: Mrs. Estecho obtained a degree in accounting at the Universidad de Buenos Aires. She has also completed specialized training programs in the areas of Human Resources, Risk and Executive Management at the Universidad Austral. She held different positions at Banco Galicia since 1976 to 2016 in the areas of Finance, Planning and Risk Management. She was appointed as regular director of Grupo Financiero Galicia in April 2019.

Ricardo Alberto Gonzalez: Mr. Gonzalez served in various positions at Banco Galicia between 1973 and December 2009, mainly in the retail division and the credit department. He retired as general manager of the corporate banking division. In April 2019, he was appointed as alternate director of Grupo Financiero Galicia.

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

Accordingly, the Board of Directors established an Audit Committee with three members. For fiscal year 2019, Messrs. Enrique Mariano Garda Olaciregui, Claudia Estecho and Daniel Llambías were the members of the Audit Committee, with Enrique Mariano Garda Olaciregui and Claudia R. Estecho considered independent pursuant to the CNV and Nasdaq requirements. On January 13, 2020, the alternate director Mr. Ricardo A. Gonzalez replaced the regular director Mr. Enrique Mariano Garda Olaciregui, who died on December 30, 2019. Mr. Gonzalez is considered an independent member of the Audit Committee pursuant to the CNV and Nasdaq requirements. All members of the Audit Committee are financially literate and have extensive managerial experience. Mr. Daniel Llambías, was the financial expert serving on our Audit Committee during fiscal year 2019. As a consequence of the resignation presented by Mr. Ricardo A. Gonzalez to his position as member of the Audit Committee, the shareholders' meeting held on April 28, 2020, elected Mr. Miguel Maxwell to replace said position. Therefore, the Board of Directors, on the same day, designated Mr. Miguel Maxwell as the new member of the Audit Committee. Mr. Maxwell is independent under the CNV and Nasdaq requirements and have an extensive and recognized managerial experience. According to the CNV rules, the Audit Committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposals for the appointment of the independent auditors and the compensation for the Directors, (ii) issuing a report detailing the activities performed according to the CNV requirements, (iii) issuing the Audit Committee’s annual plan and implementing it each fiscal year, (iv) evaluating the external auditors’ independence, work plans and performance, (v) evaluating the plans and performance of the internal auditors, (vi) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (vii) following-up on the use of information policies on risk management at Grupo Financiero Galicia’s main subsidiaries, (viii) evaluating the reliability of the financial information to be filed with the CNV and the SEC, (ix) verifying compliance with the applicable conduct rules, and (x) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders. The Audit Committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2019, the Audit Committee held eleven meetings.

Our Executive Committee

The Executive Committee was created to assist with the management of the Company's ordinary business and help the Board of Directors in fulfilling its duties. The Committee is composed of between two and five members of the Board of Directors and the President of the Board of Directors acts as its chairman. The duties of this committee include: gathering legal, economic, financial and business information on the Company’s subsidiaries and investee companies; making investment decisions; appointing the Company's first-tier managers; proposing a strategic plan for the Company and its subsidiaries; making annual budget estimates for the Board of Directors, and performing risk assessments. The members of the Executive Committee are Messrs. Eduardo J. Escasany, Pablo Gutiérrez, Abel Ayerza, Federico Braun and Silvestre Vila Moret.

Our Ethics, Conduct and Integrity Committee

The Ethics, Conduct and Integrity Committee was created as part of the Company’s Ethics and Integrity Program, in order to promote respect for norms and regulations, the principles of good conduct and our Code of Ethics. The objective of this Committee, (apart from complying with the duties required to be performed by applicable Argentine laws), is to monitor and review reports of conducts contrary to our Code of Ethics, and to decide whether the conduct under review violated our Code of Ethics; evaluate the evolution and effectiveness of our Ethics and Integrity Program; and plan, coordinate and supervise compliance with the relevant policies approved by this Committee. This committee is formed by two independent Directors, the Chief Financial Officer, the responsible for the Integrity program of the Company and is chaired by one of regular Directors. The members are the two independent directors, Messrs. Claudia Estecho and Miguel Maxwell, José Luis Ronsini and Adrián Enrique Pedemonte.

Our Nomination and Compensation Committee

The Nomination and Compensation Committee was created to facilitate the analysis and monitoring of several issues based on good corporate governance practices. Said Committee is composed of 5 regular Directors, two of them independent and is chaired by of one independent Director. Even though under Argentine law the appointment of new members to the Board of Directors remains within exclusive power of the shareholders, this Committee assists the Board of Directors in the preparation and design of a succession plan for its members, in particular for the Chairman of the Board and the Chairman of the Audit Committee. This committee reviews the background, training and professional experience of potential candidates to serve the Board and determines their level of compensation in accordance with market standards. The members of the committee are the two independent directors, Messrs. Claudia Estecho and Miguel Maxwell, Eduardo J. Escasany, Pablo Gutierrez and Federico Braun.

Our Disclosure Committee

We have established a Disclosure Committee in response to the U.S. Sarbanes-Oxley Act of 2002. The main responsibility of this committee is to review and approve controls on the public disclosure of financial and related information, and other procedures necessary that enable our Chief Executive Officer and Chief Financial Officer to provide their certifications for the annual report we file with the SEC. The members of this committee are Messrs. Pedro A. Richards, José Luis Ronsini, Adrián Enrique Pedemonte and Ms. Mariana Saavedra. In addition, at least one of the members of this committee attends all the meetings of our principal subsidiaries’ disclosure committees.

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

The following table shows the members of our Supervisory Committee. Each of our syndics was appointed at the ordinary shareholders’ meeting held on April 28, 2020. Terms expire when the annual shareholders’ meeting takes place or as set forth below.

Name	Position	Principal Occupation	Current Term Ends
Antonio R. Garcés	Syndic	Accountant	April 2021
José Luis Gentile	Syndic	Accountant	April 2021
Omar Severini	Syndic	Accountant	April 2021
Miguel N. Armando	Alternate Syndic	Lawyer	April 2021
Fernando Noetinger	Alternate Syndic	Lawyer	April 2021
María Matilde Hoenig(1)	Alternate Syndic	Lawyer	April 2021

(1) “Ad referendum” of the authorization of the Argentine Central Bank.

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

José Luis Gentile: Mr. Gentile obtained a degree in accounting from the Universidad de Buenos Aires. He has provided services to Grupo Financiero Galicia since 1999 to March 2017. He served as Chief Financial Officer from 2003 to 2017. He was elected as a regular syndic of Banco Galicia and Grupo Financiero Galicia in April 2017. Additionally, he is a regular syndic of Galicia Valores and Galicia Warrants, and an alternate syndic of Cobranzas Regionales, Tarjeta Naranja, and of other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

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

Maria Matilde Hoening: Mrs. Hoening obtained a law degree from the Universidad de Buenos Aires. She has been associated with Banco Galicia since 1971 and served in different positions until 2009. She was appointed as an alternate syndic of Banco Galicia and Grupo Financiero Galicia in 2020.

Management of Grupo Financiero Galicia

Our organizational structure consists of the Chief Executive Officer who reports to the Board of Directors, and the Chief Financial Officer who reports to the Chief Executive Officer and is in charge of the Financial and Accounting Division.

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

The Financial and Accounting Division is mainly responsible for the assessment of investment alternatives, thus suggesting whether to invest or withdraw Grupo Financiero Galicia’s positions in different companies or businesses. It also plans and coordinates Grupo Financiero Galicia’s administrative services and financial resources in order to guarantee its proper management. This division also aims at meeting requirements set by several controlling authorities, managing the Integrity plan, complying with information and internal control needs and budgeting purposes. Furthermore, it includes functions aimed at planning, preparing, coordinating, controlling and providing financial information to the stock exchanges where Grupo Financiero Galicia’s shares are listed, regulatory bodies and both domestic and international investors and analysts. It facilitates the provision of materials and responses to questions sent by shareholders and investors in general through a specifically designed “contact us”, located in our web page.

Board of Directors of Banco Galicia

At the ordinary shareholders’ meeting held on April 28, 2020, the size of Banco Galicia’s board of directors was set at six members and three alternate directors. The following table sets forth the members of Banco Galicia’s board of directors as of April 28, 2020, all of whom are residents of Buenos Aires, Argentina, the position currently held by each of them, their dates of birth, their principal occupations, the dates of their appointment and the year in which their current terms will expire. The business address of the members of the Banco Galicia’s board of directors is Tte. General J. D. Perón 430, 24th floor (C1038AAI) Buenos Aires, Argentina.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Sergio Grinenco	Chairman of the Board	May 26, 1948	Banker	April 2012	April 2023
Raúl Héctor Seoane	Vicechairman	July 18, 1953	Economist	April 2012	April 2023
Guillermo J. Pando	Secretary Director	October 23, 1948	Banker	April 2003	April 2023
María Elena Casasnovas (1)	Director	May 10, 1951	Lawyer	April 2016	April 2022
Juan Carlos L’Afflitto	Director	September 15, 1958	Accountant	April 2016	April 2022
Gastón Bourdieu	Director	August 31, 1956	Agricultural Administration	April 2018	April 2021
Ignacio A. González (2)	Alternate Director	April 23, 1944	Accountant	April 2018	April 2023
Verónica Lagos Mármol (2)(3)	Alternate Director	November 14, 1972	Economist	April 2020	April 2023
Augusto R. Zapiola Macnab	Alternate Director	June 27, 1947	Economist	April 2013	April 2022

(1) In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Mrs. Casasnovas is an independent director. Mrs. Casasnovas is also an independent director in accordance with the Nasdaq rules.

(2) In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Gonzalez and Lagos Mármol are independent alternate directors. We would replace the independent director in case of vacancy. Messrs. González and Lagos Mármol are also independent directors in accordance with the Nasdaq rules.

(3) “Ad referendum” of the authorization of the Argentine Central Bank.

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

Verónica Lagos Mármol: Mrs. Lagos Mármol obtained a degree in economics at the Universidad San Andrés. She holds a Master in Finance from Universidad CEMA. She joined Banco Galicia in 1995 at Planning and Strategic Analysis. Then she held positions in Investment Banking until 2012. She served as managing director of Capital Management Tarsus until 2016.

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

The Board of Directors meets formally at least twice a week and informally every day and is responsible for the general administration of Banco Galicia, making all the decisions required for that purpose.

Members of the Bank’s Board of Directors serve in the following committees:

Human Resources and Governance Committee: This committee is comprised of four regular Directors, the General Manager and the Human Resources Area Manager. The Committee, is subdivided into the Nominating Committee and the Compensation Committee. The Nomination Sub-Committee is comprised of four regular Directors (one of them must be an independent Director), the General Manager and the Human Resources Manager. It is responsible for nominating successors for the roles of the General Manager and Area Managers and analyzing and setting the compensation to be paid to the General Manager and Area Managers. At the request of the shareholders, this sub-committee may recommend candidates for the Board of Directors. On the other hand, the Compensation Committee is comprised of three Directors, the General Managers and the Human Resources Area Manager. It is responsible for submitting, analyzing and suggesting the level of compensation to be paid to the Board of Directors, the General Manager and Area Managers, and for monitoring the performance of Department Managers and Area Managers. The Human Resources and Governance Committee meets at least once every two- months, or whenever there are issues that require urgent treatment. Its resolutions are summarized in writing in minutes and numbered chronologically.

Risk and Capital Allocation Committee: This committee is comprised of six regular Directors, the General Manager, and the Area Managers of Risks and Planning. It is responsible for approving and analyzing capital allocation, setting up risk policies and monitoring risks for the Bank. It meets at least once every two-months. Its resolutions are summarized in writing in minutes.

High Credits Committee: this committee is comprised of five regular Directors, the General Manager, and the Area Managers of Risks and Wholesale Banking. Also, when deemed necessary, the Committee may convene Directors and/or Officials from different areas of the Bank. It is responsible for approving and subscribing the qualifications and awards of operations of customers and high-risk groups. It meets at least once a week. The approved operations will be recorded in chronologically numbered forms and will be signed at least by a Director, the General Manager and the Risk Area Manager.

Low Credits Committee: this committee is comprised of three regular Directors, the General Manager, and the Risk Area Manager. Also, when deemed necessary, the Committee may convene Officials from different areas of the Bank. It is responsible for approving and subscribing the qualifications and awards of operations of customers and high-risk groups. It meets at least biweekly. The approved operations will be recorded in chronologically numbered forms and will be signed at least by a Director, the General Manager and the Risk Area Manager.

Systems Committee: this committee is comprised of four regular Directors, the General Manager, and the Integrated Corporate Services Area Manager. Also, when deemed necessary, the Committee may convene Directors and Officials from different areas of the Bank. It is responsible for supervising and approving new systems development plans and their budgets; supervising the budgetary control of developments; approving the general designs of the systems structure, the main processes, and systems to be implemented; and supervising the quality of the services, in accordance with the policies established by the Board of Directors of Banco Galicia. The Systems Committee meets at least once every three months, and whenever there are issues that require urgent treatment. Its resolutions are summarized in writing in minutes.

Audit Committee: In accordance with the regulations of the Argentine Central Bank, the Bank has an Audit Committee composed of two members of the Board of Directors and the head of the Internal Audit. Also, when deemed necessary, the Committee may convene Directors and Officials from different areas of the Bank. The Committee is responsible for assisting the Board of Directors in controlling the Bank and its controlled and investee companies, in order to reasonably ensure the following objectives: effectiveness and efficiency of operations; reliability of accounting information; compliance with applicable laws and regulations; and compliance with the objectives and strategy set by the board. The Committee meets at least once a month. Its resolutions are recorded in minutes which are transcribed in initialed books.

Money Laundering and Terrorist Financing Prevention and Control Committee: this committee is comprised of five regular Directors, the General Manager, the Manager of Assets Laundering Prevention and Compliance, the Risk Area Managers, the Financial Banking, Wholesale Banking, Retail Banking and Integrated Corporate Services Managers. The Financial Banking Area Manager is the Official with competence in financial intermediation operations. The Syndics may be invited to attend any of the meetings convened by this Committee. The Money Laundering and Terrorist Financing Prevention and Control Committee is the body in charge of planning, coordinating and ensuring compliance with the policies established in this area, upon approval by the Board of Directors. The Committee has a regime of meetings of at least once every three months and its decisions must be recorded in an initialled minutes book.

Disclosure Committee: this committee is comprised of three regular Directors, the General Manager and the Planning Area Manager. The Syndics may be invited to attend any of the meetings convened by this Committee. In the meetings held, a member of the Committee created for such purpose by Grupo Financiero Galicia S.A, shall also be present. This Committee was created to comply with the provisions of the US Sarbanes-Oxley Act. The Committee meets at least every six months or whenever there are issues requiring to be addressed. Its resolutions are summarized in writing in minutes and numbered chronologically.

Asset and Liability Committee (“ALCO”: Asset and Liability Committee): this committee is comprised of three regular Directors, the General Manager, the Managers of the Retail Banking, Wholesale Banking, Financial Banking, Risks and Planning Areas. Also, when deemed necessary, the Committee may convene Directors and Officials from different areas of the Bank and its subsidiaries. It is responsible for analyzing the collection of resources and placement in different assets, monitoring and controlling liquidity gaps, interest rates and currencies and managing such gaps. The Committee meets at least one a month. Its resolutions are recorded in writing in minutes and numbered chronologically.

Strategy and New Businesses Committee: this committee is comprised of three regular Directors, the General Manager and the Planning and Risk Area Managers. It is responsible for analyzing new business. It meets at least once a year, and whenever there are issues requiring to be addressed urgently. Its resolutions are summarized in writing in minutes and numbered chronologically.

Liquidity Crisis Committee: this committee is comprised of three regular Directors and the General Manager. Likewise, the Committee may convene those officials whose participation is deemed appropriate in relation to the issues to be addressed. It is responsible for assessing situations of liquidity crisis and deciding the actions to be implemented aimed at its resolution. It will meet when the Chairman of the Board of Directors summons it and will meet permanently until the end of the liquidity crisis. Its resolutions are summarized in writing in minutes and numbered chronologically.

Profit and Loss Report Committee: this committee is comprised of six regular Directors, the General Manager and the Planning Area Manager. It is responsible for monitoring the management and the income and evaluating macroeconomic global situations. It meets at least quarterly. Its resolutions are summarized in writing and numbered chronologically.

Compliance Committee: this committee is comprised of five regular Directors, the General Manager, the Risk Area Manager and the Manager of Assets Laundering Prevention. Also, when deemed necessary, the Committee may convene other Directors and Officials from different areas of the Bank. It is in charge of promoting respect for the rules, principles of good conduct, the Integrity Program and the Bank's Code of Ethics, and mitigating the non-compliance risk, through the definition of policies, the establishment of controls and reports in the best interest of the Bank, its employees, shareholders and customers. It meets at least once every three months, and whenever there are issues requiring to be addressed urgently. Also, when deemed necessary, the Committee may convene other Directors and Officials from different areas of the Bank. Its resolutions will be summarized in writing and numbered chronologically.

Financial Services User Protection Committee: this committee is comprised of two regular Directors, the Money Laundering Prevention and Compliance Manager, the Operational Risk Manager, the Legal Advice Manager and the Experience Manager. It is responsible for monitoring the activities carried out by managerial levels and authorities involved in the internal process of user protection, in order to properly comply with legal and regulatory standards. It meets at least once every three months, or more frequently whenever there are issues requiring to be addressed urgently. Also, when deemed necessary, the Committee may convene other Directors, the General Manager and Officials from different areas of the Bank. Its resolutions are summarized in writing and numbered chronologically. The Board of Directors is regularly informed of the decisions taken by the Committee.

Information Assets Protection Committee: this committee is comprised of two regular Directors, the Risk Area Manager, the System Manager, the Audit Manager and the Information Security Manager. It is responsible for generating/having an agile and professional environment for the definition of and decision-making regarding strategies/policies related to the information security of the Bank. It meets at least once every three months, or more frequently whenever there are issues requiring to be addressed urgently. Its resolutions are summarized in writing and numbered chronologically

These committees provide written minutes on a monthly basis to the Board of Directors.

Banco Galicia’s Supervisory Committee

Banco Galicia’s bylaws provide for a Supervisory Committee consisting of three syndics and three alternate syndics. According to the General Companies Act and the Argentine Central Bank regulations, the responsibility of the Syndics of the Supervisory Committee, both regular and alternate, responsibility is to ensure that all of the Bank’s actions are in accordance with applicable Argentine law. The Syndic and Alternate Syndic do not participate in the business administration of the Bank, and do not have and cannot have managerial functions. They are responsible, among other things, for preparing a report to the shareholders regarding the Bank’s financial statements of each fiscal year. The Syndic and Alternate Syndic are appointed by the shareholders at their Annual Ordinary Meeting, for one-year periods, and may be reelected. The Alternate Syndics act as Regular Syndics in case of temporary or permanent absence of the Syndics.

The table below shows the composition of Banco Galicia’s Supervisory Committee as they were re-elected by the annual shareholders’ meeting held on April 28, 2020.

Name	Position	Principal Occupation	Current Term Ends
Omar Severini	Syndic	Accountant	April 2021
Jose Luis Gentile	Syndic	Accountant	April 2021
Antonio R. Garces (1)	Syndic	Accountant	April 2021
Fernando Noetinger	Alternate Syndic	Lawyer	April 2021
Miguel N. Armando	Alternate Syndic	Lawyer	April 2021
María Matilde Hoenig(1)	Alternate Syndic	Lawyer	April 2021

(1) “Ad referendum” of the authorization of the Argentine Central Bank.

For the biographies of Messrs., Omar Severini, José Luis Gentile, Antonio R. Garces, Fernando Noetinger and Miguel N. Armando and María Matilde Hoening, see “—Our Supervisory Committee”.

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

As of the date of this annual report, the following divisions and department managers report to Banco Galicia’s Chief Executive Officer:

Division	Manager
Wholesale Banking	Marcelo Iraola
Retail Banking	German Alejandro Ghisoni
Financial Banking	Pablo María León
Risk Management	Diego Rivas
Comprehensive Corporate Services	María Marcela Fernie
People	Rafael Pablo Bergés
Planning	Bruno Folino
Customer Experience	Flavio Dogliolo

Wholesale Banking Area Management: It is responsible for obtaining a broad segment vision and, in turn, a greater alignment with the current situation and future business perspectives. Its main responsibilities are to design, plan and implement the vision, strategies, policies and objectives for the Wholesale Banking business and for each of the customers segments and products, as well as to define and control business objectives, with the purpose of ensuring that they are adjusted competitively to the demands of the industry and to the strategic objectives of the Bank, guaranteeing the volume, profitability, quality and customer satisfaction, within the framework of the established risk levels. The following departments report to this division: Agribusinesses, Corporate Banking, Investment Banking and Capital Market, Corporate Banking, Collections and Payments, Wholesale Lending, Foreign Trade and Transactional Services and Wholesale Business Planning.

Retail Banking Area Management: It is responsible for facilitating the decision-making process, improving the commercial effectiveness of the retail banking sector and improving the customer focus. Its main responsibilities are to design, plan and implement the vision, strategies, policies and objectives for the Retail Banking business and for each of the customers segments and distribution channels, as well as to define and control business objectives, with the purpose of ensuring that they are intune with the competitive demands of the industry and the strategic objectives of the Bank, guaranteeing volume, profitability, quality and customer satisfaction, within the framework of the established risk levels. The following departments report to this division: Every Day Banking, Products, Brand Experience, Private Banking, Branches, Customers Contact Center, Segment + Retail and Retail Banking Planning.

Financial Banking Area Management: It is responsible for administering the financial position of the Bank, negotiating rates, funds, incentives and campaigns with the different areas, and promoting the regulatory, technical and informative support in the management of assets and liabilities, in order to guarantee the control of the liquidity, rate, currency and industry risks, and compliance with current policy and legal regulations. It is also responsible for planning, proposing and implementing the strategy for the development and maintenance of commercial relations with international banks, international organizations, international investment funds and binational chambers with the purpose of consolidating the bank's image in international industries and guaranteeing the smooth development of the international business in accordance with the growth and profitability objectives set by the organization. The following departments report to this division Trading & Global Markets, Commercial, Financial Institutions, Investment Products and Global Custody, and Public Sector.

Risks Area Management: It is responsible for maintaining an effective risk management system in compliance with the best practices developed globally and optimizing the credit process in order to provide a better service to customers. It is responsible for actively and comprehensively monitoring and managing the different risks of the Bank and its subsidiaries. It is responsible for ensuring compliance with the policies, qualification and fraud prevention processes, thus guaranteeing the quality of the retail portfolio; designing and auditing mass decision tools; making decisions on the use/development of credit scoring models; conducting alignment actions to retail commercial strategies; and accompanying the business area of the retail segment, making recommendations regarding business opportunities, according to the strategic vision and policies, both external and internal, acting as the Bank's first line of defense for the retail banking segment. The following departments report to this division: Strategic Risk Management, Retail Credits, Wholesale Credits, Credit Recovery, Financial Risk and Capital Management, Analytical Solutions Center and Information Security.

Integrated Corporate Services Area Management: It is responsible for integrating all the operations of the Bank in a single area, in order to improve the efficiency of operational processes. The following departments report to this division: Operations, Systems, Corporate Infrastructure, Branch Offices Infrastructure, and Interbanking Fee-Collecting System (Sistema de Cobros Interbancarios, SCI) Planning.

People Area Management: It is responsible for incorporating and developing new talents, fostering a framework that motivates employees and maintaining an excellent working environment. The following departments report to this division: Design and Innovation, Corporate Governance and Compensation, Cultural Transformation, Administration and Human Resources Management, Persons Advice, Sustainability and Labor Relations and Corporate Security.

Planning Area Management: It is responsible for planning, coordinating and controlling the development and maintenance of budgeting, planning, accounting, and tax activities, in order to ensure that the management has the information needed for the decision-making processes, management control, and the satisfaction of the Bank's information requirements, as well as to ensure compliance with the information requirements that shall enable the Bank to obtain long-term, strategic sources of financing. It is also responsible for coordinating, planning and monitoring compliance with the strategy of liquidity, interest rates and currency gaps, within the limits of the established policies, making proposals to the Assets and Liabilities Committee (ALCO) regarding the management of such gaps in order to maximize income within the limits of policies. The following departments report to this division: Accounting, Tax Advice, Management Control, Research and Strategic Planning, Assets and Liabilities Management, Strategic Supply, Legal Advice and Institutional Relations.

Customer Experience Area Management: It is responsible for conducting and carrying out the strategy and vision of being a Customer Experience Bank, in order to achieve a strong competitive and differentiating advantage in the financial and services industry, across the entire organization, with high impact on the Bank’s and shareholders’ income. The following departments report to this division: Customer Trips, Excellence Center and Transformation Offices.

Department	Manager
Internal Audit	Claudio Scarso
Compliance and Prevention of Money Laundering	Teresa del Carmen Piraino

Internal Audit Departmental Management: Its mission is to evaluate and monitor the efficiency, adequacy and defectiveness of the internal control systems, in order to ensure compliance with applicable laws and regulations.

Money Laundering Prevention and Compliance Departmental Management: It is responsible for coordinating and supervising compliance with the policies established by the Board of Directors regarding money laundering and terrorist financing control and prevention, ensuring compliance with current regulations and international standards. It is also responsible for planning and evaluating the information used by different Area Managements to control compliance with regulations and policies and that will be part of the reports issued by the Management to the rest of the organization and some control bodies of national and international level, and for systematically evaluating and controlling the operational risks assumed by the Bank to ensure that there are policies, procedures and adequate systems to minimize them.

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

Compensation

Compensation of Our Directors

Compensation for the members of the Board of Directors is considered by the shareholders at the shareholders’ meeting once the fiscal year has ended. Directors are paid an annual fee based on the functions they carry out and they may receive partial advance payments during the year. At the ordinary shareholders’ meeting held on April 28, 2020 the compensation for the Board of Directors was set at Ps.85,824,936 for the year ended December 31, 2019. For a description of the amounts to be paid to the board of directors of Banco Galicia, see “– Compensation of Banco Galicia’s Directors and Officers” below.

We do not maintain a stock-option, profit-sharing or pension plan for the benefit of our directors.

We do not have a policy establishing any termination benefits for our directors.

Compensation of Banco Galicia’s Directors and Officers

Banco Galicia’s board of directors establishes the policy for compensation of Banco Galicia’s personnel. Banco Galicia’s managers receive a fixed compensation. Six directors are not employees of Banco Galicia. These non-employee directors receive a fixed compensation, provided that payments do not exceed the standard levels of similar entities in the Argentine financial market, a provision that is applicable to managers as well. The officers’ compensation regime includes the possibility of acquiring a retirement insurance policy. Banco Galicia does not maintain stock-option plans or pension plans or any other retirement plans for the benefit of its directors and managers. Banco Galicia does not have a policy establishing any termination benefits for its directors.

At the ordinary shareholders’ meeting held on April 28, 2020, the compensation for the directors of Banco Galicia was set for a total amount of Ps.32.6 million for the year ended December 31, 2019.

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

(iv)           Rule 5605 (e) (1) – Nomination of Directors. In lieu of the requirements of Rule 5605 (e) (1), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation. However, the Company, based on the best practices in corporate governance has created a Nomination and Compensation Committee, chaired by an independent Director and composed by 5 members of the Board of Directors. Said Committee aims to assist the Board of Directors to prepare a proposal to nominate candidates to fill its positions, to prepare and design a succession plan and to determine its compensation levels. In addition, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2).

(v)           Rule 5605 (c) (1) – Audit Committee Charter. In lieu of the requirements of Rule 5605 (c) (1), we follow Argentine law, which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare an annual report describing its activities and propose a plan or course of action with respect to those matters, which are the responsibility of the company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter.

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

Employees

The following table shows the composition of our staff:

	As of December 31,
	2019	2018	2017
Grupo Financiero Galicia S.A.	3	5	4
Banco de Galicia y Buenos Aires S.A.U.	6,118	6,294	6,214
Branches	3,248	3,231	3,185
Head Office	2,870	3,063	3,029
Tarjetas Regionales	3,151	3,488	3,896
Galicia Administradora de Fondos	27	22	19
Sudamericana Consolidated	395	381	375
Other Subsidiaries	24	19	24
Total	9,718	10,209	10,532

Within the current legal framework, membership in an employee union is voluntary and there is only one union of bank employees with national representation. As of December 31, 2019, approximately 39.5% of Banco Galicia’s employees were affiliated with the national bank employee union. As of December 31, 2019, approximately 90% of Tarjetas Regionales’ work force was party to the merchant union’s Collective Bargaining Agreement No.130/75 applicable to trade employees and 6% of which were members of a labor union.

In general, during the first four months of 2019, the bank employees union and the national commerce employees union commenced negotiations on their respective collective labor agreements to establish new minimum wages. As a result of such negotiations, the minimum wage was increased for these positions. In 2019, due to the significant increases in the inflation index, the increases in the banking agreement were carried out in the months of January, March, July, September, October, November and December. In 2019, the Argentine union that represents employees in the banking sector declared general strikes. These strikes were not specific to any bank but affected all banks in Argentina. Certain of the Bank’s employees who are members of the union participated in the strike; however, the Bank was able to continue its operations during such time as not all employees are members of the union. While employees of Banco Galicia have participated in general strikes against the Argentine banking sector, Banco Galicia has not experienced a targeted strike by its employees since 1973 and Tarjetas Regionales Companies have never experienced a targeted employee strike. We believe that our relationship with our employees is stable and positive.

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

In a survey conducted in 2019 by Great Place to Work®, Banco Galicia ranked for the third consecutive year among the best companies to work in Argentina with more than 1,000 employees, while Tarjeta Naranja ranked second for the second consecutive year among the best companies to work in Argentina with more than 1,000 employees.

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

Share Ownership

For information on the share ownership of our directors and executive officers as of December 31, 2019, see Item 7. “Major Shareholders and Related Party Transactions—A. Major Shareholders”.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2020, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of March 31, 2020, we had 1,426,764,597 shares outstanding composed of 281,221,650 class A shares and 1,145,542,947 class B shares.

Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación. As of March 31, 2019, the controlling shareholders owned 100% of our class A shares through EBA Holding (representing 19.7% of our total outstanding shares) and 9.6% of our class B shares (or 7.7% of our total outstanding shares), therefore directly and indirectly owning 27.4% of our shares and 59.4% of total votes.

Based on information that is available to us, the table below sets forth, as of March 31, 2020, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.

Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
EBA Holding S.A.	281,221,650	100	55.1

Class B Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
The Bank of New York Mellon (1)	559,661,380	48.9	21.9
ANSES	264,221,559	23.1	10.4
EBA Holding Shareholders (2)	110,460,196	9.6	4.4

(1) Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York is 101 Barclay Street, New York 10286, and the country of organization is the United States.

(2) No member holds more than 2.0% of the capital stock. Such holding includes 15,056,360 shares in the form of ADSs.

Based on information that is available to us, the table below sets forth, as of March 31, 2020, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

Name	Shares	Class	% of Class A Shares	% of Total Votes
The Bank of New York Mellon	559,661,380	B	39.2	21.9
EBA Holding S.A.	281,221,650	A	19.7	55.1
ANSES.	264,221,559	B	18.5	10.4
EBA Holding Shareholders.	110,460,196	B	7.7	4.3

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

As of March 31, 2020, we had 115 identified United States record shareholders (not considering The Bank of New York), of which 21 held our class B shares and 94 held our ADSs. Such United States holders, in the aggregate, held approximately 174,9 million of our class B shares, representing approximately 12.3% of our total outstanding capital stock as of such date.

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

Some of our directors and the directors of Banco Galicia have been involved in certain credit transactions with Banco Galicia as permitted by Argentine law. The Corporations Law and the Argentine Central Bank’s regulations allow directors of a limited liability company to enter into a transaction with such company if such transaction follows prevailing market conditions. Additionally, a bank’s total financial exposure to related individuals or legal entities is subject to the regulations of the Argentine Central Bank. Such regulations set limits on the amount of financial exposure that can be extended by a bank to affiliates based on, among other things, a percentage of a bank’s TIER 1. See Item 4. “Information on the Company—Argentine Banking Regulation—Lending Limits”.

Banco Galicia is required by the Argentine Central Bank to present to its board of directors, on a monthly basis, the outstanding amounts of financial assistance granted to directors, controlling shareholders, officers and other related entities, which are transcribed in the minute books of the board of directors of Banco Galicia. The Argentine Central Bank establishes that the financial assistance granted to directors, controlling shareholders, officers and other related entities must be granted on an equal basis with respect to rates, tenor and guarantees as loans granted to the general public.

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

The following table presents the aggregate amounts of total financial exposure of Banco Galicia to related parties, the number of recipients, the average amounts and the single largest exposures as of the end of the two fiscal years ended December 31, 2018 and 2019, and as of February 29, 2020, the last date for which information is available.

	February 29,	December 31,
	2020	2019	2018
	(in millions of Pesos, except as noted)
Aggregate Total Financial Exposure	1,147	1,102	1,471
Number of Recipient Related Parties	265	283	329
Individuals	213	229	269
Companies	52	54	60
Average Total Financial Exposure	5	4	4
Single Largest Exposure	431	438	558

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

On March 11, 2015, Banco Galicia’s board of directors granted a checking account overdraft in favor of Grupo Financiero Galicia for up to Ps.230 million with a maturity date of June 30, 2016 (equivalent to Ps.1,014 million as of December 2019), which was increased on April 5, 2016 to Ps.300 million with a maturity date of June 30, 2017 (equivalent to Ps.961 million as of December 2019).

On March 14, 2017, Banco Galicia’s board of directors decided to grant a checking account overdraft in favor of Grupo Financiero Galicia for up to Ps.500 million with a maturity date of June 30, 2018 (equivalent to Ps.1,335 million as of December 2019), which was increased in September 2017 to Ps.854 million (equivalent to Ps.2,058 million as December 2019).

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

With regard to the Autonomous City of Buenos Aires ‘claims on account of other items, Banco Galicia adhered to the System for the Settlement of Tax Liabilities in Arrears (Law No.3,461 and related regulations), which contemplated the total relief of interest and fines.

In connection with the assessments made by the tax collection authorities from the Province of Buenos Aires, under the framework of some of the processes under discussion at the Provincial Tax Court, at this stage of proceedings the judgement issued was favorable with regard to the non-taxability thereof. Therefore, Banco Galicia adhered to the System for the Regularization of Tax Debts (Regulatory Decision No.12 and related decisions), which contemplated discounts on the amounts not related to the Compensatory Bond. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities. In turn, the authorities from the Province of Buenos Aires objected to the judgment issued by the Provincial Tax Court with regard to the Compensatory Bond and requested the Court of Appeals in Administrative Matters of La Plata to reverse such decision. Banco Galicia entered an appearance and filed a motion for lack of jurisdiction, since it believed that only the Argentine Supreme Court of Justice has jurisdiction to issue a decision on such matter. On April 15, 2014, the aforementioned court sustained the motion for lack of jurisdiction and ordered the proceedings to be filed. The authorities from the Province of Buenos Aires filed an appeal before the Supreme Court of Justice of the Province of Buenos Aires, which has not issued a decision to date.

Furthermore, Banco Galicia challenged certain claims made by various jurisdictions at the corresponding administrative and/or legal proceedings. These proceedings and their possible effects are constantly being monitored by the Bank’s management. Even though Banco Galicia considers it has complied with its tax liabilities in full pursuant to current regulations, adequate reserves in respect of such proceedings have been allocated.

As of December 31, 2019, a number of claims for repayment of income tax overpaid for the 2014, 2015, 2016, 2017 and 2018 tax years for the total sum of $6,350,696,000 are based on the above-five jurisprudence establishing the unconstitutionality of rules that disenable the application of the tax inflation adjustment, which results in confiscatory situations. In the face of the delay in resolving the tax code, claims were initiated. At the close of these financial statements, the Bank does not record contingent assets derived from the above-mentioned claims.

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco Galicia in connection with the collection of certain financial charges. The Bank does not believe that the resolution of these controversies will have a significant impact on its financial condition.

Tarjetas Regionales

The federal tax authority (the “AFIP”), Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in differing stages of completion, on the companies controlled by Tarjetas Regionales. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales’s subsidiaries. Such companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totaled approximately Ps.38 million.

As of December 1, 2017, Tarjeta Naranja had filed a reimbursement claim before the AFIP regarding its income tax for the 2014-2016 fiscal years in an amount equal to Ps.580,164 (which, as adjusted for inflation, was equal to Ps 1,318 million). The claim was made considering the lack of application of the inflation adjustment standards set forth in Section VI of the Income Tax Law, which led to a substantial difference in the taxable income exceeding the reasonable limits of taxation. The same claim was presented on behalf of Tarjetas Cuyanas as of May 17, 2018, for 2014-2016, amounting Ps.145,478. Along the same lines, on September 27, 2019, the Company presented the claim pertaining to the 2017 fiscal year for the amount of Ps.326,498 in nominal value and on September 17, 2019, the one of 2018 was presented in an amount equal to Ps.973,843 in nominal value.

In the absence of a response from AFIP, on December 6, 2019, a judicial protection for default was filed with the National Tax Court for the periods 2014 and 2016 of Tarjeta Naranja S.A. On the other hand, and having elapsed the period established in the applicable regulations without obtaining AFIP’s response to the claim, on December 27, 2019, a repetition claim was filed before the Federal Justice for the 2014 and 2016 fiscal years of Tarjeta Cuyanas S.A. and fiscal year 2018 of Tarjeta Naranja S.A. The same lawsuit was filed on December 30, 2019 for the 2017 fiscal year of Tarjeta Naranja S.A. Both claims remain pending before the AFIP.

Based on the opinion of tax advisors, each of Tarjeta Naranja and Tarjetas Cuyanas believes that such claims are unfounded and that the taxes related to such claims have been correctly calculated in accordance the tax regulations then in force and Argentine case law.

Dividend Policy and Dividends

Dividend Policy

Grupo Financiero Galicia’s policy for the distribution of dividends considers, among other factors, the obligatory nature of establishing a legal reserve, the Company’s financial condition and its indebtedness, the business requirements of affiliated companies and, mainly, that the profits recorded in the financial statements are, to a great extent, income from holdings and not realized and liquid profits, a requirement of Section 68 of the Corporations Law so that it is possible to distribute them as dividends. The proposal to distribute dividends arising from such analysis has to be approved at the shareholders’ meeting that discusses the Financial Statements corresponding to each fiscal year.

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

Dividends

Grupo Financiero Galicia

As a holding company, our principal source of cash from which to pay dividends on our shares is dividends or other intercompany transfers from our subsidiaries, primarily Banco Galicia. Due to dividend restrictions contained in Banco Galicia’s loan agreements in connection with Banco Galicia’s foreign debt restructuring - that were lifted when such debt was fully paid during fiscal year 2016 - and in some Argentine Central Bank regulations, our ability to distribute cash dividends to our shareholders has been materially and adversely affected since late 2001 until 2010, when Banco Galicia obtained the authorization to distribute its profits.

After the end of fiscal year 2011, the Argentine Central Bank modified its regulations governing the minimum capital requirements and dividend distribution and, consequently, Banco Galicia was not able to pay dividends. However, for fiscal year 2018 the Bank had met the aforementioned regulations and its shareholders´ meeting held on April 25, 2019 approved the distribution of cash dividends for Ps.1,500 million, equivalent to Ps.1,996 million as of December 2019.

During 2018, Grupo Financiero Galicia paid cash dividends for Ps.1,200 million for fiscal year 2017, representing Ps.0.8411 per share, equivalent to Ps.2,487 million as of December 2019. During 2019, Grupo Financiero Galicia paid cash dividends for fiscal year 2018 in the amount of Ps.2,000 million, representing Ps.1.401773 per share, equivalent to Ps.2,661 million as of December 2019.

Due to the fact that most of the profits in fiscal year 2019 correspond to holdings income that does not meet the requirements for distribution set forth in Section 68 of the Corporations’ Law and given Grupo Financiero Galicia’s financial condition, a proposal was made by the Board of Directors to increase the discretionary reserve for future dividends´ distribution and to grant to said Board of Directors the ability to partially affect said reserve to pay cash dividends, in an amount equal to Ps.4,000 million, (which represents 280.3546%) with regard to 1,426,764,597 class A and B ordinary shares, with a face value of Ps.1 each, subject to Banco Galicia´s capacity to pay cash dividends in at least the same amount.
The aforementioned proposal was approved by shareholders´ meeting held on April 28, 2020.

Due to the provisions recently passed by the Argentine Central Bank within the framework of the COVID-19 pandemic, the capacity of the Argentine financial system to pay cash dividends has been suspended until June 30, 2020.

Pursuant Act No.27,260, Grupo Financiero Galicia neither reimbursed nor withheld any amount for tax purposes on the dividends paid for fiscal year 2018.

Pursuant to regulations in force Grupo Financiero Galicia may withhold some amount for tax purposes on the dividends to be paid for fiscal year 2019.

For more information on requirements for dividend distribution, see Item 4. “Information on the Company”-B.”Business Overview”— “Argentine Banking Regulation”—“Profit Distribution”.

Banco Galicia

During the ordinary and extraordinary shareholders’ meeting held on April 25, 2019, the shareholders approved the payment of a cash dividend, in the amount of Ps.1,500 million, corresponding to the 2018 fiscal year.

Taking into consideration the Argentine Central Bank rules regarding the distribution of profits, as explained above, the shareholders’ meeting held on
April 28, 2020, approved the allocation of Ps.7,046 million to a legal reserve and Ps.28,184 million to a voluntary reserve for the future distribution of profits, and delegated to the Board of Directors the ability to release funds from said voluntary reserve in an amount up to Ps.10,000 million.

Sudamericana Holding

During the year 2019, Sudamericana held an extraordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.599.8 million.

B. Significant Changes

The outbreak and spread of a virus called “coronavirus” (or COVID-19) by the end of 2019 has given rise to various consequences in both business and economic activities throughout the world. Due to the exceptional nature of the virus and its rapid global spread, in March 2020 several governments around the world implemented drastic measures to contain the spread, including, but not limited to, the closure of borders and the ban on travel to and from certain parts of the world for a period of time, and the mandatory isolation of its citizens together with the cessation of non-essential commercial activities. On March 11, 2020 the World Health Organization declared COVID-19 a pandemic.

Internationally, the main economic indicators welcomed 2020 with mixed signals. On the one hand in January of 2020, industrial activity grew, which was partially connected to a deceleration of the decline of the industrial activity in the Eurozone. Optimism regarding the commercial relationship between the United States and China also grew after both countries signed the first phase of a potential commercial agreement. On the other hand, industrial activity growth decelerated in both the United States and China, political tension between the United States and Iran escalated, and major stock indices saw an initial downturn by the end of January from all-time highs as concerns for the COVID-19 virus grew. Meanwhile, the Federal Reserve of the United States maintained cautious monetary policies, amid flight-to-quality strategies on behalf of investors and falling prices among commodities.

Since February, global attention has been focused on the spread of COVID-19 (which was initially concentrated in China), but which began spreading globally during this month. Beginning in February, the spread of COVID-19 had already significantly impacted China and exacerbated the economic deceleration in such country and lead to an economic deceleration in the United States. Other economies, however, continued to show improving indicators. Meanwhile, Donald Trump was acquitted from charges of abuse of power and obstruction of justice, clearing his political path for the scheduled presidential elections later in the year, and the U.S. Federal Reserve Bank maintained its cautious stance noticing the potential spread of COVID-19, and investors and commodities upheld their warning tendencies. Also, major stock indices, which had reached new historical maximum levels, started to fell significantly while reflecting increased levels of uncertainty and volatility.

Starting in March, COVID-19 spread worldwide. The virus started affecting Europe, but by month-end the United Stated became the global epicenter of infected individuals, while China was able to control the spread within its territory. That same month Saudi Arabia announced the highest oil price cut over the last 30 years in response to the collapse of the OPEC+ agreement. As a result, economic indicators reacted positively to more stability in China but otherwise experience dramatic falls to negative levels in the rest of the world, while stock indices registered generalized declines with historical maximum volatility levels not seen since the 2008 crisis. In addition, investors boosted their flight-to-quality strategies and the price of commodities in general fell, mainly led by an extreme decrease in oil price.

The immediate response of policymakers around the globe to the Coronavirus was unprecedented, both in the monetary and tax front. Among others, in March the U.S. Federal Reserve Bank held unscheduled meetings and decided to reduce its rates range by a total of 150 bps to a range from 0.0% to 0.25%. The latter aligned with an also extraordinary quarantine lockdown in some states of the United States, a search to flatten the curve of infected individuals, which would in turn prevent health systems’ saturation. Since then, investors continue to reassess their projections of the potential economic and credit impact of COVID-19 and of the current historically low oil international prices, enabling a partially recover in global assets. Yet, uncertainty and volatility continue to prevail and there is uncertainty regarding the impact on the international economies for 2020.

For more information on the impact of COVID-19, see “Forward Looking Statements”— Item 3.D “Risk Factors” — Item 5.“Operating Results-Principal Trends”.

In Argentina, the National Government implemented a number of measures aimed at reducing the movement of the population, establishing the social, preventive and mandatory isolation from March 20 to May 10, 2020 (which could be extended if the government considers it necessary), where only individuals working in the rendering/production of essential services and products were allowed to leave their homes.

The final significance of the coronavirus outbreak and its impact on both world and local economies is unknown, and the governments might take even stricter measures, which are not predictable at this time. As of the date of issuance of our financial statements, Grupo Financiero Galicia has not experienced significant impacts on its income as a result of this pandemic. Although the Argentine Central Bank established a series of measures in order to minimize physical contact between people, the most relevant being the limitation of customer service at our branches, the operations of our subsidiaries are maintained and we expect them to continue in spite of the difficulties. However, the extent to which the coronavirus will affect the future of Grupo Galicia’s business, and the impact on the income from our operations cannot be reasonably quantified if this situation extends for a longer period of time.

The Board of Directors is closely monitoring this situation and taking all the required measures within their reach to preserve human life and our operations.

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

Argentine Securities Market

The principal and oldest exchange for the Argentine securities market is the BYMA. The BYMA started operating in 1854 and handles the largest proportion of all equity trading in Argentina. Securities listed on the BYMA include corporate equity and debt securities and government securities. Debt securities listed on the BYMA may also be listed on the MAE. The MERVAL, which is affiliated with the BYMA, was founded in 1929 and is the largest stock market in Argentina. The MERVAL is a private entity, whose capital is integrated by shares admitted to public offer regime and was registered as a market by the CNV under N°16. Its capital is composed of 104 outstanding shares and there are 182 agents registered as members of the Merval market. We are member of the Merval through Galicia Valores, a subsidiary that owns one share. Additionally, the Bank, within the framework of the Capital Market Law, was authorized by the CNV to act as a settlement and clearing agent and trading agent-comprehensive, and was added as member of the MERVAL.

Trading on the BYMA is conducted through a trading platform introduced during 2017 called Milleniun, from 11:00 a.m. to 5:00 p.m. each business day of the year. The Millenium software is a computer trading platform system that permits trading in debt and equity securities that can be accessed by brokers directly from workstations located at their offices. As a result of an agreement between the MERVAL and the MAE, equity securities are traded exclusively on the BYMA and corporate and government debt securities are traded on the MAE and the BYMA. Currently, all transactions relating to listed corporate and government debt securities can be effected said trading platform. In addition, a substantial over-the-counter market exists for private trading in listed debt securities and, prior to the agreement described above, equity securities. Such trades are reported on the MAE.

Although companies may list all of their capital stock on the BYMA, in most cases the controlling shareholders retain the majority of a company’s capital stock. This results in only a relatively small percentage of most companies’ stock being available for active trading by the public on the BYMA. Even though individuals have historically constituted the largest group of investors in Argentina’s equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine mutual funds, by contrast, continue to have very low participation in the market. Although 104 companies had equity securities listed on the BYMA as of December 31, 2019, the 10 most-traded companies on the exchange accounted for approximately 65.2% of total trading value during 2019, from a 67.3% recorded in 2018. Our shares were the first-most traded shares on the BYMA in 2019, with a 24.2% share of trading volume from an also first position of 15.2% recorded during 2018.

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

Market Regulations

The CNV oversees the Argentine securities markets and is responsible for authorizing public offerings of securities and supervising brokers, public companies and mutual funds, among others. Argentine pension funds and insurance companies are regulated by separate Argentine government agencies, while financial institutions are regulated mainly by the Argentine Central Bank. The Argentine securities markets are regulated by the CNV.

In compliance with the provisions of Law No.20,643 and the Decrees No.659/74 and No.2220/80, most debt and equity securities traded on the exchanges and the MAE must, unless otherwise instructed by the shareholders, be deposited in Caja de Valores S.A., which is the central securities depositary of Argentina, that provides deposit facilities for securities and mainly acts as a transfer and paying agent in connection therewith. It also handles settlement of securities transactions and operates the computerized exchange information system.

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

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the CNV regarding assets operating history, management and other matters, and only securities for which an application for a public offering has been approved by the CNV may be listed on the corresponding stock exchange. This approval does not imply any kind of certification of assurance related to the merits of the quality of the securities, or the solvency of the issuer. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the CNV and the corresponding stock exchange.

Securities can currently be freely traded on the Argentine markets, however the Argentine government has periodically imposed certain restrictions regarding access by residents and non-residents to the local MLC and to transfers of foreign exchange abroad. See Item 4. “Information on the Company—Government Regulation—Foreign Exchange Market”.

On June 2019, the CNV passed Resolution No. 797/19, aimed to strengthen the good practices in corporate governance, emphasizing the principles established by the Organization for Economic Cooperation and Development (“OECD”) and requiring a stronger commitment from the listing companies regarding the compliance with corporate governance.

The Capital Markets Law (Law No. 26,831), which became effective on January 2013, replacing Law No.17,811 and Decree No. 677/01, regulates the capital markets transactions as well as the supervision, control and disciplinary and regulatory powers of the CNV. The Capital Markets Law is supplemented by the CNV Rules.

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

Outstanding Capital Stock

Our total subscribed and paid-in share capital as of December 31, 2019, amounted to Ps.1,426,764,947, composed of class A shares and class B shares, each with a par value of Ps.1. The following table presents the number of our shares outstanding as of December 31, 2019, and the voting interest that the shares represent.

			December 31, 2019
Shares	Number of Shares	% of Capital Stock	% of Voting Rights
Class A Shares	281,221,650	19.71%	55.11
Class B Shares	1,145,542,947	80.29%	44.89
Total	1,426,764,597	100%	100

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
  a transformation in our legal corporate form;
  a fundamental change in our corporate purpose;
  a change of our domicile to outside Argentina;
  a voluntary termination of our public offering or listing authorization;
  our continuation following a delisting or a mandatory cancellation of our public offering or listing authorization;
  a total or partial recapitalization of our statutory capital following a loss; and
  the appointment of syndics.

All distinctions between our class A shares and our class B shares will be eliminated upon the occurrence of any of the following change of control events:

  EBA Holding sells 100% of its class A shares;
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
  appointment and remuneration of directors and members of the supervisory committee;
  allocation of profits; and
  any other matter the board of directors decides to submit to the shareholders’ meeting concerning the Company’s business administration. Matters which may be discussed at these or other ordinary meetings include resolutions regarding the responsibility of directors and members of the supervisory committee, as well as capital increases and the issuance of notes.

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

Appraisal Rights

Whenever our shareholders approve:

  a merger or spin-off in which we are not the surviving corporation, unless the acquirer’s shares are authorized to be publicly offered or listed on any stock exchange, a transformation in our legal corporate form,
  a fundamental change in our corporate purpose,
  a change of our domicile to outside Argentina,
  a voluntary termination of our public offering or listing authorization, our continuation following a delisting or a mandatory cancellation of our public offering or listing authorization, or a total or partial recapitalization of our statutory capital following a loss,

any shareholder that voted against such action or did not attend the relevant meeting may exercise its right to have its shares canceled in exchange for the book value of its shares, determined on the basis of our latest balance sheet prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within the periods set forth below.

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

C. Material Contracts

Bonds

During the 2016 fiscal year, Banco Galicia issued subordinated Class II notes due 2026 in an aggregate principal amount of US$250 million. The proceeds of this issuance were used to redeem the Bank’s outstanding subordinated notes due 2019. During the 2017 fiscal year Banco Galicia issued Class III notes in aggregate principal amount of Ps.150 million due 2020. Class IV notes in an aggregate principal amount of Ps.2,000 million due 2020. During the 2018 fiscal year, Banco Galicia issued Class V Series I notes due 2020 and Series II notes due 2020 in an aggregate principal amount of Ps.4,209 million and Ps.2,032 million, respectively.

The pricing supplements for the issuances described above set forth certain covenants Banco Galicia must comply with for the benefit of the holders of such notes, which include, among others, restrictions on mergers, acquisitions or dispositions (subject to certain exceptions) and restrictions on the incurrence of additional debt.

Loans

In May 2016, the IFC granted Banco Galicia a credit line in an amount of up to US$130 million. As of May 2018, Banco Galicia has drawn all of the commited amount and the loan was amortized for US$37 million.

On March 23, 2018, Banco Galicia announced the issuance of a green bond to raise US$100 million in order to expand its loan program for environmental efficiency projects. This is the first green bond issued by a private financial institution in Argentina, marking Banco Galicia’s commitment to finance projects with a positive impact on the environment. The bonds were underwritten on June 21, 2018 by the IFC. To date, loans for US$53 million were granted.

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

Law No.27,430 enacted on December 27, 2017 and published in the Official Gazette on December 29, 2017, and Law No. 27,541 published in the Official Gazette on December 23,2019 introduced several changes to Income Tax Law No.20,628. The principal change resulting from such law is a corporate income tax rate reduction in two phases. For fiscal years beginning on or after January 1, 2018 until December 31, 2021, the government has reduced the corporate income tax rate from 35% to 30%. After December 31, 2021, the corporate tax rate will be further reduced to 25%.

This reform includes additional changes, such as the confirmation that ADRs and ADSs generate Argentine-sourced income. Non- residents, however, will be exempted from the current 15% capital gains tax on the sale of ADRs or ADSs if they reside in a jurisdiction having an exchange of information agreement with Argentina or if these invested funds come from a cooperating jurisdiction.

Taxation of Dividends

As from the effectiveness of Law No. 27,430 and Law No. 27,541, on December 27, 2017 and December 23, 2019 dividends and distributions (other than stock dividends) made by local entities to individuals, undivided estates, and foreign entities are subject to a withholding tax at a rate of 7% (while the corporate income tax is 30%) and at a rate of 13% beginning on January 1, 2022. Thus, the combined rate on dividend/profit distribution would remain around the current 35% rate, as Argentina has not levied a withholding tax on dividends or branch profits, since it eliminated the same in 2016.

Decree No.1170/2018 provides for further guidance on Law No.27,430. This decree provides that dividend payments on ADSs or ordinary shares, whether in cash, property, or stock, would be subject to Argentine withholding tax and the exemption referred to in the last paragraph of “Argentine Taxes” above shall not apply.

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

Non-residents continue to be exempted from tax on capital gains arising from the sale of shares in publicly-traded companies, if the shares are traded on the BASE. In accordance with Law No.27,541 the exemption will also apply if the securities are traded in stock or securities markets authorized by the (CNV). The benefits will be applied to foreign beneficiaries as long as they do not reside in non-cooperative jurisdictions or the invested funds do not come from a non-cooperative jurisdiction.

Transfer of Argentine securities that occurred after September 23, 2013 triggered taxation on a retroactive basis, as the suspension of the rule that called for the tax was lifted. The tax will not apply to sales made through stock exchanges if the tax had not been withheld.

Indirect transfers of Argentine assets (including shares) will be taxable, if (i) the value of the Argentine assets exceed 30% of the transaction’s overall value; and (ii) the equity interest sold (in the foreign entity) exceeds 10%. The tax will also be due if any of these thresholds were met during the 12 month period prior to the sale. The indirect transfer of Argentine assets will only be subject to tax if these assets are acquired after January 1, 2018. Transactions involving indirect transfers of Argentine assets within the same economic group would also not trigger taxation, provided the requirements set by regulations have been met. Decree No.862/2019 and General Resolution No.4227/2018, provide that the seller, and not the buyer, is the party responsible for withholding the tax. The regulation has established a new mechanism regulating how non-resident sellers should pay the tax on the capital gain for transactions that have taken place on or after January 1, 2018. In summary, the non-resident seller should pay the tax directly through an international wire transfer unless there is a local withholding agent (i.e., local buyer or local custodial institution) involved in the payment.

Transfer Taxes: no Argentine transfer taxes are applicable on the sale or transfer of ADSs or class B shares.

Personal Assets Tax

Individuals domiciled and undivided estates located in Argentina or abroad will be subject to an annual tax in respect of assets located in Argentina and abroad. Applicable wealth tax rates and minimum non-taxable asset values for the general taxpayer regime are replaced with effect as of fiscal year 2019 by Law No.27,480 and Law No. 27.541. The following is the new scheme:

Fiscal year	Tax rate	Exempt Minimum
2019 onwards	*	Ps.2,000,000

*Taxe Rate (In pesos except percentages)
Total Value of Assets		Flat Tax	More %	Taxation over the excess of the amount
Over Ps.	Up to the amount
—	3,000,000	—	0.25	—
3,000,001	6,500,000	15,000	0.75	3,000,000
6,500,001	18,000,000	41,250	1.00	6,500,000
18,000,000	Onward	156,250	1.25	18,000,000

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

Tax measures related to Covid-19

Tax, Trade & Regulatory

General Tax Measures

On March 19, 2020, the tax authorities established that the period between March 18, 2020 and March 31, 2020 will not be considered in order to meet administrative obligations with the AFIP. This measure does not modify or postpone any due date for the tax determination or payments.

On April 2, 2020, aligned with the lockdown extension until Monday April 27, the tax authorities defined as administrative holidays days between March 19 and April 26 for procedural purposes.

Indirect Tax (VAT, Customs)

On March 19, 2020 the AFIP approved a reduction in the tax rate from 0.6% to 0.25%. Additionally, AFIP also approved a reduction from 1.2% to 0.5% for tax financial transactions on deposits and withdrawals from Argentine bank accounts for employers in the health care industry (i.e., diagnosis services, health insurance and pre-paid medicine companies and hospitals, among others) during a 90-day period.

Other taxes

On March 23, 2020, the deadline for e-filings broadly was expanded until June 30,2020. The tax authorities established that the period between March 18, 2020 and March 31, 2020 will not be considered in order to meet administrative obligations with the Federal Tax Administration. This measure does not modify or postpone any due date for the tax determination or payments.

On April 2, 2020, aligned with the lockdown extension until Monday April 27, the tax authorities defined as administrative holidays the days between March 19 and April 26 for procedural purposes.

Tax reporting

On March 31, 2020, through General Resolution 4689/2020, transfer pricing filings (including complementary annual study) corresponding to fiscal years ended from December 31, 2018 to September 30, 2019, both inclusive, was postponed from April 20-24 to May 2020 18-22 (the exact due date depending on the Tax ID's last digit).

Workforce: Individual and Employment Taxes

The due date for the voluntary repatriation of funds (in order not to be subject to an incremental tax rate on assets located abroad) was postponed from March 31 to April 30, 2020. Also, the due date for the payment established for those not adhering to the repatriation of funds was postponed from April 1 to May 6, 2020.

On March 25, 2020, the Labor, Employment & Social Security Ministry issued Resolution No. 219, which established that employees who could not work from home during the lockdown would be relieved from paying the employer and employee contributions due to the Integrated Social Security System. The Resolution also established that employers of new hires will benefit from a 95% reduction on the contributions they have to make to the Integrated Social Security System.

On March 31, 2020, the Labor, Employment & Social Security Ministry amended Resolution No. 219, and issued Resolution No. 279, removing any relief provided from social security contributions for those employees who cannot perform their duties from their homes during the lockdown.

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

Based on certain estimates of its gross income and gross assets (which estimates are inherently imprecise), the nature of its business, and reliance on the Active Bank Exception, Grupo Financiero Galicia believes that it should not be classified as a PFIC for the taxable year ended December 31, 2019. Grupo Financiero Galicia’s status in future years will depend on its assets and activities in those years. Grupo Financiero Galicia has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that Grupo Financiero Galicia will not be considered a PFIC for any taxable year. If Grupo Financiero Galicia were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.

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

Assuming that distributions from Grupo Financiero Galicia constitute “foreign passthru payments” and that Grupo Financiero Galicia enters into an agreement with the IRS to report the information required by FATCA or, if

Argentina has entered in an intergovernmental agreement with the United States (an “IGA”),that Grupo Financiero Galicia complies with such IGA, then an investor considered to have a “U.S. account” maintained by Grupo Financiero Galicia may be required to provide the information described below or be subject to U.S. withholding tax on any distribution on class B shares or ADSs that is treated as a “foreign passthru payment”. Investors in class B shares or ADSs that are financial institutions, or financial institutions that receive payments on behalf of other persons, and that have not entered into an agreement with the IRS (or otherwise established an exemption from FATCA, including pursuant to an applicable IGA) would also be subject to this U.S. withholding tax.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

General

Market risks faced by us are the risks arising from the fluctuations in interest rates and in foreign exchange rates. Our market risk arises mainly from the operations of Banco Galicia in its capacity as a financial intermediary. Our subsidiaries and are also subject to market risk. However, the amount of these risks is not significant, and they are not discussed below. Policies regarding these risks are applied at the level of our operating subsidiaries.

In compliance with the Argentine Central Bank’s regulations, based on the best practices and international standards, Banco Galicia has a Risk Management Division responsible for identifying, monitoring and actively and integrally managing the different risks Banco Galicia and its subsidiaries are exposed to (credit, financial and operational risks). The aim of the Division is to guarantee Banco Galicia’s board of directors that it is fully aware of the risks Banco Galicia is exposed to. It also creates and proposes the policies and procedures necessary to mitigate and control such risks. The Risk Management Committee, made-up of six members of the board of directors of Banco Galicia, the Chief Executive Officer and the managers of the Risk Management Division, the Planning Division and Internal Audit, is the highest corporate body to which Banco Galicia’s board of directors delegates integral risk management and the executive responsibility to define and enforce risk management policies, procedures and controls. This Committee is also responsible for setting specific limits for the exposure to each risk and approving, when applicable, temporary excesses over such limits as well as being informed of each risk position and compliance with policies.

See Item 6. “Directors, Senior Management and Employees”—“Functions of the Board of Directors of Banco Galicia”. Liquidity management is discussed in Item 5 “Operating and Financial Review and Prospects”-.B.“Liquidity and Capital Resources”. Credit risk management is discussed in Item 4. “Information on the Company”—B.“Business Overview”- “Selected Statistical Information”—“Credit Review Process” and other sections under Item 4. “Information on the Company”—B.”Business Overview”- “Selected Statistical Information” describing Grupo Galicia’s financial instruments portfolio and financial instruments loss experience.

The following sections contain information on Banco Galicia’s sensitivity to interest-rate risk and exchange-rate risk that constitute forward looking statements that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements.

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

  Limit on the gross brokerage margin for the first year.
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

The limit on a potential loss was established at 10% of the gross brokerage margin for the first year, as defined above. At fiscal year-end, the negative difference between the gross brokerage margin for the first year corresponding to the “+400/200 bps” scenario and that corresponding to the “base” scenario accounted for -4.2% of the gross brokerage margin for the first year.

The tables below show as of December 31, 2019 in absolute and percentage terms, the change in Banco Galicia’s gross brokerage margin (“GBM”) of the first year, as compared to the gross brokerage margin of the “base” scenario corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 bps from those in the “base” scenario. Banco Galicia’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Government.

Net Portfolio
	Gross Brokerage Margin (1)
	December 31, 2019
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	2,812	2.54%
150	2,106	1.91%
100	1,403	1.27%
50	700	0.64%
Static
(50)	(655)	(0.60)%
(100)	(1,310)	(1.19)%
(150)	(1,962)	(1.78)%
(200)	(2,512)	(2.37)%

(1) Net interest of the first year

Net Trading Portfolio
	Gross Brokerage Margin (1)
	December 31, 2019
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	136	0.12%
150	101	0.09%
100	68	0.06%
50	34	0.03%
Static
(50)	(33)	(0.03)%
(100)	(67)	(0.06)%
(150)	(100)	(0.09)%
(200)	(133)	(0.12)%

(1) Net interest of the first year

Net Non -Trading Portfolio
	Gross Brokerage Margin (1)
	December 31, 2019
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	2,676	2.43%
150	2,005	1.82%
100	1,335	1.21%
50	666	0.61%
Static
(50)	(622)	(0.57)%
(100)	(1,243)	(1.13)%
(150)	(1,862)	(1.69)%
(200)	(2,479)	(2.25)%

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

The limit on interest rate risk exposure, expressed as a difference between the net present value of assets and liabilities in the “base” scenario and the “critical” scenario cannot exceed 15% of the consolidated RPC. As of December 31, 2019, the “Value at Risk” was -8.65% of the RPC.

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

As of December 31, 2019, Banco Galicia had a net asset foreign currency position of Ps.4,929 million (US$82 million) after adjusting its on-balance sheet net asset position of Ps.4,906 million (US$82 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.23 million (US$0,4 million), recorded off-balance sheet.

As of December 31, 2018, Banco Galicia had a net liability foreign currency position of Ps.978 million (US$26 million) after adjusting its on-balance sheet net liability position of Ps.1,079 million (US$29 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.101 million (US$3 million), recorded off-balance sheet.

As of December 31, 2017, Banco Galicia had a net liability foreign currency position of Ps.549 million (US$29 million), after adjusting its on-balance sheet net asset position of Ps.2,003million (US$107 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.2,552 million (US$136 million), recorded off-balance sheet.

The table below show the effects of changes in the exchange rate of the Peso vis-à-vis the Dollar on the value of Banco Galicia’s foreign currency net asset position as of December 31, 2019. As of these dates, the breakdown of Banco Galicia’s foreign currency net asset position into trading and non-trading is not presented, as Banco Galicia’s foreign currency trading portfolio was not material

	Value of Foreign Currency Net Position
	As of December 31,
	2019
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount	Absolute Variation	% Change
	(in millions of Pesos, except percentages)
40%	6,896	1,967	40
30%	6,408	1,479	30
20%	5,915	986	20
10%	5,422	493	10
Static (2)	4,929	-	-
-10%	4,436	(493)	(10)
-20%	3,943	(986)	(20)
-30%	3,450	(1,479)	(30)
-40%	2,962	(1,967)	(40)

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

The table below shows the composition of the Grupo Financiero Galicia’s Shareholders’ Equity as of December 31, 2019, by currency and type of adjustment:

	December 31, 2019
	Assets	Liabilities	Gap
	(in millions of Pesos)
Financial Assets and Liabilities	638,334	536,814	101,520
Pesos - Adjusted by UVA	28,335	1,950	26,385
Pesos - Unadjusted	404,602	338,247	66,355
Foreign Currency (1)	205,397	196,617	8,780
Other Assets and Liabilities	47,185	31,871	15,314
Total Gap	685,519	568,685	116,834
Adjusted for Forward Transactions Recorded in Memo Accounts
Financial Assets and Liabilities	638,334	536,814	101,520
Pesos - Adjusted by the UVA	28,335	1,950	26,385
Pesos - Unadjusted, Including Shareholders’ Equity (2)	378,580	312,248	66,332
Foreign Currency (1) (2)	231,419	222,616	8,803
Other Assets and Liabilities	47,185	31,871	15,314
Total Adjusted Gap	685,519	568,685	116,834

(1) In Pesos, at an exchange rate of Ps.59.8950 per US$1.

(2) Adjusted for forward sales and purchases of foreign exchange, without delivery of underlying assets and recorded in Memorandum Accounts.

As of December 31, 2019, considering the adjustments from forward transactions recorded under memorandum accounts, Grupo Financiero Galicia had net asset positions in foreign currency and Pesos adjusted and non-adjusted.

The paragraphs below describe the composition of the different currency mismatches of assets and liabilities as of December 31, 2019:

Assets and Liabilities Denominated in Foreign Currency

As of December 31, 2019, the Grupo Financiero Galicia’s assets denominated in foreign currency were mainly comprised of the following: (i) Ps.91,749 million of cash and balances from the Argentine Central Bank and correspondent banks; (ii) Ps.98,556 million for loans (principal plus interest) and other financing, including Ps.1,521 million for receivables for financial leases; (iii) Ps.5,301 million for debt securities, primarily financial trusts; (iv) Ps.5,563 million for government and private securities (v) Ps.2,404 million for other financial assets and (vi) Ps.1,753 million for assets pledged as collateral, including forward purchases of government securities.

The liabilities denominated in foreign currency consisted mainly of: (i) Ps.143,198 million for deposits (principal, interest and quotation differences); (ii) Ps.17,991 million for payables to banks and international credit entities; (iii) Ps.21,669 million for subordinated and unsubordinated notes issued by Banco Galicia; and (iv) Ps.12,896 million for other financial liabilities, mainly collections on behalf of third parties.

A net asset position of Ps.8,780 million stemmed from the consolidated balance sheet. Furthermore, forward transactions in foreign currency without delivery of the underlying asset were recorded in memorandum accounts, which, in terms of their notional value, were equal to a net asset position of Ps.22 million. Therefore, as of that date, the net position in foreign currency adjusted to reflect these transactions was a net asset position of Ps.8,803 million, equivalent to US$147 million.

Banco Galicia has set limits as regards foreign-currency mismatches at -9% of the Bank’s RPC for its net liability position and at +30% of the Bank’s RPC for its net asset position. At the fiscal year-end, Banco Galicia's net asset position in foreign currency represented 9.4% of its RPC.

Non-Adjusted Peso-Denominated Assets and Liabilities

Grupo Financiero Galicia’s non-adjusted Peso-denominated assets at December 31, 2019 were mainly comprised of the following: (i) Ps.233,353 million for loans (principal plus interest, net of allowances) including

Ps.682 million for receivables from financial leases and Ps.2,544 million for miscellaneous receivables; (ii) Ps.58,141 million for the holding of securities issued by the Argentine Central Bank. (LELIQ); (iii) Ps.46,425 million for cash and balances held at the Argentine Central Bank and correspondent banks (including the balance of escrow accounts); (iv) Ps.30,075 million for repurchase transactions; (v) Ps.15,705 million for the holding of government and private securities, including Ps.10,949 million for BOTE 2020; (vi). Ps.8,511 million for “Other Financial Assets”, out of which Ps.643 million was related to mutual funds of Tarjetas Regionales; and (vii) Ps.2,272 million pledged as collateral.

Grupo Financiero Galicia’s non-adjusted Peso-denominated liabilities at December 31, 2019 were mainly comprised of the following (i) Ps.248,588 million for deposits (principal plus interest); (ii) Ps.48,034 million for liabilities payable to stores, credit card transactions of Banco Galicia and Tarjetas Regionales; (iii) Ps.23,071 million for notes issued by Banco Galicia and Tarjetas Regionales; (iv) Ps.7,911 million for other financial liabilities; (v) Ps.4,732 million for debt incurred with local financial institutions and (vi) Ps.2,516 million for amounts payable for future transactions and transactions pending settlement of government securities and foreign currency.

The net asset position in non-adjusted Peso-denominated assets and liabilities was Ps.66,332 million at December 31, 2019.

Peso-Denominated Assets and Liabilities Adjusted by UVA

At December 31, 2019, the net asset position amounted to Ps.26,385 million, which is primarily comprised of Ps.26,515 million for loans, mainly UVA mortgage loans and Ps.1,820 million for miscellaneous receivables.

With respect to liabilities, Ps.1,175 million was related to UVA-adjusted time deposits and Ps.775 million related to balances of the unemployment fund of construction workers.

Other Assets and Liabilities

As of December 31, 2019, “Other Assets - Liabilities” mainly included the following: (i) property, plant and equipment, miscellaneous and intangible assets for Ps.44,134 million; and (ii) miscellaneous receivables for Ps.2,807 million.

As of December 31, 2019, liabilities mainly included the following: (i) Ps.16,590 million recorded in “Other Non-financial Liabilities”; (ii) Ps.10,315 million for current income tax liabilities; and (iii) Ps.2,747 million for provisions for other contingencies.

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

Banco Galicia’s policy requires that the Risk Management and Treasury Divisions agree on the parameters under which the models work, and establishes the maximum losses authorized both for equity securities, foreign-currency, Argentine Central Bank’s debt instruments and derivative products in a fiscal year. Maximum losses were established in:

Risk	Policy on Limits
(in millions of Pesos)
Currency	250
Fixed-income instruments	680
Interest rate derivatives	70
Variable income	1

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

As of December 31, 2019, such exposure was 10.4% over total liabilities

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

Persons depositing or withdrawing shares must pay	For:
Ps.5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	 Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
 Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
Ps.0.02 (or less) per ADS	 Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	 Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
Registration or transfer fees	 Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	 Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
 Converting foreign currency to Dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes.	 As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	 As necessary

Fees and Direct and Indirect Payments Made by the Depositary to Us

Past Fees and Payments

Grupo Financiero Galicia received a payment of US$ 283,948 for fiscal year 2019, US$267,815 for fiscal year 2018 and US$286,530 for fiscal year 2017 in relation to continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses for filing annual and interim financial reports, relevant information reports, processing dividend distribution, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, and telephone and conference calls), accounting fees and legal fees.

Future Fees and Payments

The Bank of New York Mellon, as depositary, has agreed to reimburse the Company for expenses they incur that are related to establishment and maintenance expenses of the ADSs program. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees and certain accounting and legal fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consists of the expenses for filing annual and interim financial reports, relevant information reports, processing dividend distributions, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, and telephone and conference calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. There are limits on the amount of expenses for which the depositary will reimburse the Company and the amount of reimbursement available to the Company is subject to the amount of fees the depositary collects from investors in any given fiscal year.

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

We expect to receive a similar reimbursement from the depositary for expenses for the fiscal year ending December 31, 2020 to the one we received for the fiscal year ended December 31, 2019.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting.

1)       Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us and our consolidated subsidiaries. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of Grupo Galicia are being made only in accordance with authorizations of our management and directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

2)       Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework 2013 issued by the COSO.

3)       Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2019.

4)       The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by PriceWaterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

(c) See Item 18. “Financial Statements–Report of the Independent Registered Public Accounting Firm” for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2019.

During the period covered by this report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

 Item 16A. Audit Committee Financial Expert

Mr. Daniel Llambías was the financial expert serving on our Audit Committee for fiscal year ended December 31, 2019.

Item 16B. Code of Ethics
We have adopted a code of ethics (for Grupo Financiero Galicia and its main subsidiaries) in accordance with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. During fiscal year 2019, in lieu of the new corporate governance requirements introduced by the CNV, the Company adopted a new Code of Ethics. Additionally, we did not grant any waivers to our code of ethics during the fiscal year ended December 31, 2019. In June 2009, we adopted a Code of Best Practices in Corporate Governance in accordance with Argentine legal requirements that received some minor modifications in 2017 and 2018. During fiscal year 2019, the CNV issued Rule No. 797/2019 (modifying Rule No. 606 and the previous 516) which established new standards for the filing of the Code of Good Practices in Corporate Governance. Our Code of Ethics and our Code of Corporate governance are attached hereto as Exhibits 11.1 and 11.2.

 Item 16C. Principal Accountants’ Fees and Services

The following table sets forth the total amount billed to us by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2019 and 2018.

	2019	2018
	(in thousands of Pesos)
Audit Fees	81,269	68,522
Audit Related Fees	12,300	11,097
Tax Fees	18,147	16,131
All Other Fees	6,506	5,068
Total	118,222	100,818

Audit Fees

Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and IFRS requirements for the fiscal years ended December 31, 2019 and December 31, 2018.

Audit-Related Fees

Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in 2019 and 2018.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Report of the Independent Registered Public Accounting Firm as of and for the fiscal year ended December 31, 2019.

Consolidated Statements of Financial Position for the years ended December 31, 2019 and 2018.

Consolidated Statements of Income for the years ended December 31, 2019, 2018 and 2017.

Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2019, 2018 and 2017.

Notes to the Consolidated Financial Statements.

You can find our audited consolidated financial statements on pages F-1 to F-106 of this annual report.

Item 19. Exhibits

Exhibit	Description
1.1	Unofficial English language translation of the Bylaws (estatutos sociales).****
2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*
2.2	Indenture, dated as of July 19, 2016, among Banco de Galicia y Buenos Aires S.A.U., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.***
2.3	Indenture, dated as of April 11, 2017, among Tarjeta Naranja S.A., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.****
4.1

Stock Purchase Agreement, dated as of June 1, 2009, among American International Group Inc., AIG Consumer Finance Group, Inc. and Banco de Galicia y Buenos Aires S.A.U., and the other parties signatory thereto.**

4.2	Loan Agreement, dated as of May 24, 2016, between Banco de Galicia y Buenos Aires S.A.U. and International Finance Corporation.***
4.3	Bond Subscription Agreement, dated as of March 23, 2018, between Banco de Galicia y Buenos Aires S.A.U. and International Finance Corporation.*****
8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company-Organizational Structure”.
11.1	Code of Ethics.
11.2	Code of Corporate Governance Good Practices.
12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference from our Registration Statement on Form F-4 (333-11960).
* *	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2009.
* * *	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2016.
* * * *	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2017.
* * * * *	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2018.

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

Date: April 29, 2020

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Financiero Galicia S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Financiero Galicia S.A. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018 and the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements, and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fair Value of certain Level 3 Financial Instruments

As described in Notes 2.a and 4 to the consolidated financial statements, the Company carries Ps. 95,250,490 thousands of its assets and Ps. 2,303,256 thousands of its liabilities at fair value on a recurring basis. Included in these balances are Ps. 11,732,299 thousands of financial assets which are classified as level 3 as they contain one or more inputs to valuation which are unobservable and significant to their fair value measurement. The Company utilized internally developed valuation models and unobservable inputs, including discount rates and volatilities and correlations relating to interest rates and spreads, to estimate fair value of the level 3 financial instruments. These valuation techniques require management to make estimates and judgments for complex instruments involving valuation models.

The principal considerations for our determination that performing procedures relating to the fair value of certain level 3 financial instruments is a critical audit matter are (i) there was significant judgment by management in evaluating the models and methodologies and determining the inputs, such as discount rates and volatilities and correlations relating to interest rates and spreads, to estimate fair value, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures related to the fair value of these financial instruments, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s processes for determining fair value of level 3 financial instruments which include controls over models, inputs, and data. These procedures also included, among others, for a sample of financial instruments, the involvement of professionals with specialized skill and knowledge to assist in developing an independent estimate of fair value and testing management’s process to determine the fair value of these financial instruments. Developing the independent estimate involved testing the completeness and accuracy of data provided by management, developing independent significant unobservable inputs, and comparing management’s estimate to the independently developed estimate of fair value. Testing management’s process included evaluating the reasonableness of the aforementioned significant unobservable inputs, evaluating the appropriateness of the methods used, and testing the completeness and accuracy of data provided by management to determine the fair value of these instruments.

Allowance for loan losses

As described in Notes 1.11, 2.b and 45 to the consolidated financial statements, the Company’s allowance for loan losses was Ps. 26,143,103 thousands as of December 31, 2019. The Company assesses impairment by estimating the expected credit losses. Management’s models to determine the expected credit loss involve significant judgement, including aspects such as defining what is considered to be a significant increase in credit risk, identifying assets which are impaired or subject to serious risk of impairment, developing parameters such as the probabilities of default and the loss given default, and making assumptions about macroeconomic scenarios considering a range of possible economic outcomes, calculated on a probability-weighted basis.

The principal considerations for our determination that performing procedures relating to the estimation of the allowance for loan losses is a critical audit matter are (i) there was significant judgment by management to assess impairment by estimating the expected credit losses which in turn led to significant auditor judgment and effort in performing procedures to evaluate the audit evidence related to the models and assumptions used to determine the expected credit losses and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s allowance for loan losses estimation processes, which included controls over the data, models and assumptions used in the estimation process. These procedures also included, among others, evaluating the appropriateness of the models used by management and the reasonableness of assumptions made in the allowance for loan losses estimation, and testing the completeness and accuracy of data provided by management. Professionals with specialized skill and knowledge were used to assist in testing management’s process for determining the allowance for loan losses, including evaluating (i) the reasonableness of the assumptions used by management, (ii) the reasonableness of management’s criteria for defining what is considered to be a significant increase in credit risk and identifying assets which are impaired or subject to serious risk of impairment, (iii) the appropriateness of the models utilized for the estimation of parameters such as the probabilities of default and the loss given default, and (iv) the appropriateness of the methodology used for the generation of macroeconomic scenarios.

/s/ PRICE WATERHOUSE & Co. S.R.L.

/s/ SEBASTIÁN MORAZZO (Partner)

Sebastián Morazzo

Buenos Aires, Argentina

April 28, 2020.

We have served as the Company’s auditor since 1999.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Provided

Items	Notes	12.31.19	12.31.18
Assets
Cash and Due from Banks	5	130,649,061	220,456,335
Cash		52,728,463	32,597,069
Financial Institutions and Correspondents		77,920,598	187,859,266
Argentine Central Bank (BCRA)		75,542,241	183,353,781
Other, Local and Foreign Financial Institutions		2,378,357	4,505,485
Debt Securities at fair value through profit or loss	6	65,690,460	116,812,885
Derivative Financial Instruments	7	2,329,074	2,746,893
Repurchase Transactions	8	30,075,478	3,181,371
Other Financial Assets	9	10,915,334	13,918,651
Loans and Other Financing	10	358,558,869	434,899,689
Non-financial Public Sector		4,977	18,117
Argentine Central Bank (BCRA)		22,374	820
Other Financial Institutions		10,612,457	11,568,034
To the Non-financial Private Sector and Residents Abroad		347,919,061	423,312,718
Other Debt Securities	11	19,019,630	22,188,992
Financial Assets Pledged as Collateral	12	11,550,586	16,640,808
Current Income Tax Assets	13	40,503	146,015
Investments in Equity Instruments	14	4,554,453	247,753
Property, Plant and Equipment	16 and 17	32,963,986	29,785,930
Intangible Assets	18	8,692,712	7,056,518
Deferred Income Tax Assets	19	2,806,937	1,496,751
Assets for Insurance Contracts	20	1,181,512	1,511,406
Other Non-financial Assets	21	6,451,408	4,345,410
Non-current Assets Held for Sale	22	39,008	935,324

Total Assets		685,519,011	876,370,731

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Provided

Items	Notes	12.31.19	12.31.18
Liabilities
Deposits	23	393,735,406	553,946,288
Non-financial Public Sector		1,933,141	13,182,488
Financial Sector		450,934	1,094,882
Non-financial Private Sector and Residents Abroad		391,351,331	539,668,918
Liabilities at fair value through profit or loss	24	1,422,157	3,299,188
Derivative Financial Instruments	7	881,099	2,824,038
Repurchase Transactions	8	—	2,997,515
Other Financial Liabilities	25	71,362,718	97,275,984
Financing Received from the Argentine Central Bank and Other Financial Institutions	26	22,723,687	29,914,292
Debt Securities	27	29,240,851	46,124,574
Current Income Tax Liabilities	41	10,314,510	5,318,923
Subordinated Debt Securities	28	15,499,212	15,026,155
Provisions	29	2,746,966	2,229,528
Deferred Income Tax Liabilities	19	2,218,701	2,928,424
Liabilities for Insurance Contracts	20	1,468,635	1,697,110
Other Non-financial Liabilities	30	17,070,098	17,646,932

Total Liabilities		568,684,040	781,228,951

Shareholders’ Equity	31
Capital Stock		1,426,765	1,426,765
Paid-in capital		10,951,132	10,951,132
Capital Adjustments		41,243,535	41,243,535
Profit Reserves		93,468,632	67,191,177
Retained Deficit		(57,261,059)	(22,991,245)
Other Comprehensive Income		404,831	2,160
Income / (Loss) for the Year	43	23,708,123	(5,331,559)
Shareholders’ Equity Attributable to Parent Company’s Owners		113,941,959	92,491,965
Shareholders’ Equity Attributable to Non-controlling Interests	50	2,893,012	2,649,815

Total Shareholders’ Equity		116,834,971	95,141,780

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF INCOME

FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2019

Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Provided

Items	Notes	12.31.19	12.31.18	12.31.17
Interest Income	32	130,505,867	120,410,448	84,136,666
Interest Expense	32	(95,676,156)	(69,086,632)	(38,180,721)
Net Income from Interest		34,829,711	51,323,816	45,955,945
Fee Income	32	35,145,091	37,530,202	37,567,216
Fee related Expenses	32	(7,061,448)	(4,655,118)	(5,003,914)
Net Fee Income		28,083,643	32,875,084	32,563,302
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	32	72,830,225	26,694,103	13,016,280
Income from Derecognition of Assets Measured at Amortized Cost		219,480	340,953	—
Exchange rate differences on gold and foreign currency	33	8,690,613	5,810,359	5,351,615
Other Operating Income	34	21,132,149	16,059,120	15,343,582
Income from Insurance Business	35	3,673,312	4,413,942	5,099,409
Loan and other Receivables Loss Provisions	36	(22,203,274)	(25,074,262)	(11,220,314)
Net Operating Income		147,255,859	112,443,115	106,109,819
Personnel Expenses	37	(24,448,962)	(26,191,885)	(26,287,914)
Administrative Expenses	38	(24,316,921)	(24,734,949)	(22,188,104)
Depreciation and Impairment of Assets	39	(5,064,576)	(2,541,273)	(2,214,325)
Other Operating Expenses	40	(25,769,551)	(25,996,238)	(22,467,570)
Loss on net monetary position		(30,798,238)	(27,787,774)	(10,496,441)
Operating Income		36,857,611	5,190,996	22,455,465
Share of profit from Associates and Joint Ventures		—	—	494,082
Income before Taxes from Continuing Operations		36,857,611	5,190,996	22,949,547
Income Tax from Continuing Operations	41	(13,038,494)	(10,633,705)	(11,259,035)
Net Income / (Loss) from Continuing Operations		23,819,117	(5,442,709)	11,690,512
Loss from Discontinued Operations	22	—	(399,589)	—
Income Tax from Discontinued Operations	41	—	(48,726)	(494,971)

Net Income / (Loss) for the Year		23,819,117	(5,891,024)	11,195,541

Net Income / (Loss) for the Year Attributable to parent company’s owners		23,708,123	(5,331,559)	10,450,740
Net Income / (Loss) for the Year Attributable to Non-controlling Interests	50	110,994	(559,465)	744,801

Items	Notes	12.31.19	12.31.18	12.31.17
Earnings per Share	43
Net Income / (Loss) Attributable to parent company’s owners		23,708,123	(5,331,559)	10,450,740
Net Income / (Loss) Attributable to parent company’s owners Adjusted by dilution effects		23,708,123	(5,331,559)	10,450,740
Weighted-Average of Ordinary Shares Outstanding for the Year		1,426,765	1,426,765	1,332,617
Diluted Weighted-Average of Ordinary Shares Outstanding for the Year		1,426,765	1,426,765	1,332,617
Basic Earnings per Share		16.62	(3.74)	7.84
Diluted Earnings per Share		16.62	(3.74)	7.84

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2019

Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Provided

Items	Notes	12.31.19	12.31.18	12.31.17
Net Income / (Loss) for the Year		23,819,117	(5,891,024)	11,195,541
Items of Other Comprehensive Income (OCI) that may be Reclassified to Profit or Loss for the Year
Income or Loss from Financial Instruments at Fair Value through OCI (Item 4.1.2a, IFRS 9)
Income / (Loss) for the Year from Financial Instruments at Fair Value with Changes through OCI (*)	32	402,671	(134,580)	(668,759)
Total Other Comprehensive Income (Loss) that may be Reclassified to Profit or Loss for the Year		402,671	(134,580)	(668,759)
Total Other Comprehensive Income (Loss)		402,671	(134,580)	(668,759)

Total Comprehensive Income / (Loss)		24,221,788	(6,025,604)	10,526,782

Total Comprehensive Income / (Loss) Attributable to Parent company’s owners		24,110,794	(5,466,139)	9,781,981
Total Comprehensive Income / (Loss) Attributable to Non-controlling Interests	50	110,994	(559,465)	744,801

(*)	Net of Income Tax.

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT

Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Provided

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Profit Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit (Loss) from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company’s owners	Total Shareholders’ Equity Attributable to Non- Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.18		1,426,765	10,951,132	41,243,535	2,160	—	952,238	66,238,939	(28,322,804)	92,491,965	2,649,815	95,141,780
Capital Contribution from Non-controlling Interest	50	—	—	—	—	—	—	—	—	—	132,203	132,203
Distribution of Profits
- Cash Dividends	42	—	—	—	—	—	—	—	(2,660,800)	(2,660,800)	—	(2,660,800)
- Other Reserves		—	—	—	—	—	—	26,277,455	(26,277,455)	—	—	—
Total Comprehensive Income for the Year												—
Net Income for the Year	43	—	—	—	—	—	—	—	23,708,123	23,708,123	110,994	23,819,117
Other Comprehensive Income for the Year		—	—	—	402,671	—	—	—	—	402,671	—	402,671

Balances as of 12.31.19		1,426,765	10,951,132	41,243,535	404,831	—	952,238	92,516,394	(33,552,936)	113,941,959	2,893,012	116,834,971

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT

Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Provided

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Profit Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit (Loss) from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company’s owners	Total Shareholders’ Equity Attributable to Non- Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.17		1,426,765	10,951,132	41,243,535	136,740	—	894,775	48,918,234	(4,311,076)	99,260,105	4,543,410	103,803,515
Purchase of Non-controlling Interests	50	—	—	—	—	—	—	1,185,236		1,185,236	(1,185,236)	—
Dividends Distribution from Tarjetas Regionales S.A.	50	—	—	—	—	—	—	—	—	—	(148,894)	(148,894)
Distribution of Profits
- Cash Dividends	42	—	—	—	—	—	—		(2,487,237)	(2,487,237)	—	(2,487,237)
- Other Reserves		—	—	—	—	—	57,463	16,135,469	(16,192,932)	—	—	—
Total Comprehensive Income for the Year												—
Net Loss for the Year	43	—	—	—	—	—	—	—	(5,331,559)	(5,331,559)	(559,465)	(5,891,024)
Other Comprehensive Income (Loss) for the Year		—	—	—	(134,580)	—	—	—	—	(134,580)	—	(134,580)

Balances as of 12.31.18		1,426,765	10,951,132	41,243,535	2,160	—	952,238	66,238,939	(28,322,804)	92,491,965	2,649,815	95,141,780

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT

Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Provided

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Profit Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit (Loss) from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company’s owners	Total Shareholders’ Equity Attributable to Non- Controlling Interests	Total Shareholders’ Equity
Balances as of 01.01.17		1,300,265	219,596	278,131	—	—	315,679	12,221,152	6,017,877	20,352,700	—	20,352,700
Impact of first-time adoption of IFRS		—	—	25,698,161	805,499	—	579,096	22,418,994	(3,778,345)	45,723,405	4,183,580	49,906,985
Balances as of 01.01.17		1,300,265	219,596	25,976,292	805,499	—	894,775	34,640,146	2,239,532	66,076,105	4,183,580	70,259,685
Disposal of Equity Interest in Tarjeta del Mar S.A.		—	—	—	—	—	—	—	—	—	(141,327)	(141,327)
Purchase of Non-controlling Interests	50	—	—	—	—	—	—	(2,098,970)	—	(2,098,970)	(8,750)	(2,107,720)
Dividends Distribution from Tarjetas Regionales S.A.	50	—	—	—	—	—	—	—	—	—	(234,894)	(234,894)
Distribution of Profits
- Cash Dividends	42	—	—	—	—	—	—	—	(624,290)	(624,290)	—	(624,290)
- Other Reserves		—	—	—	—	—	—	16,377,058	(16,377,058)	—	—	—
Capital Increase		126,500	10,731,536	15,267,243	—	—	—	—	—	26,125,279	—	26,125,279
Total Comprehensive Income for the Year
Net Income for the Year	43	—	—	—	—	—	—	—	10,450,740	10,450,740	744,801	11,195,541
Other Comprehensive Income (Loss) for the Year		—	—	—	(668,759)	—	—	—	—	(668,759)	—	(668,759)

Balances as of 12.31.17		1,426,765	10,951,132	41,243,535	136,740	—	894,775	48,918,234	(4,311,076)	99,260,105	4,543,410	103,803,515

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT

Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Provided

Items	Notes	12.31.19	12.31.18	12.31.17
CASH FLOWS FROM OPERATING ACTIVITIES
Income before Taxes from Continuing Operation		36,857,611	5,190,996	22,949,547
Adjustment to Obtain the Operating Activities Flows:
Loan and other Receivables Loss Provisions		22,203,274	25,074,262	11,220,314
Depreciation and Impairment of Assets		5,064,576	2,541,273	2,214,325
Loss on Net Monetary Position		30,798,238	27,787,774	10,496,441
Other Operations		42,150,670	(27,980,614)	8,083,355
Net Increases/(Decreases) from Operating Assets:
Debt securities measured at fair value through profit or loss		1,400,612	18,379,932	(5,383,338)
Derivative Financial Instruments		417,819	(1,553,655)	(840,290)
Repo Transactions		(3,060,443)	461,265	(2,141,780)
Other Financial Assets		2,011,201	2,418,304	(6,278,465)
Net Loans and Other Financing
- Non-financial Public Sector		13,140	(4,992)	37,705
- Other Financial Institutions		(788,373)	5,570,160	(5,895,179)
- Non-financial Private Sector and Residents Abroad		53,239,351	(21,299,981)	(67,534,701)
Other Debt Securities		3,169,363	(15,754,896)	(1,536,299)
Financial Assets Pledged as Collateral		5,090,222	(2,262,419)	1,151,905
Investments in Equity Instruments		(4,306,700)	(75,579)	115,701
Other Non-financial Assets		(1,622,985)	(1,736,682)	(2,625,493)
Non-current Assets Held for Sale		896,316	15,771,013	90,801
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector		(11,249,347)	10,538,444	(1,024,969)
- Financial Sector		(643,948)	833,341	83,092
- Non-financial Private Sector and Residents Abroad		(148,317,590)	86,665,483	30,615,828
Liabilities at fair value through profit or loss		(1,877,031)	3,299,188	—
Derivative Financial Instruments		(1,942,940)	1,522,107	855,225
Other Financial Liabilities		(29,681,420)	12,128,517	(2,682,801)
Provisions		517,438	849,252	289,278
Other Non-financial Liabilities		(805,307)	(15,019,196)	4,088,838
Income Tax Collections/Payments		(10,102,682)	(11,415,284)	(10,158,748)

NET CASH (USED IN)/GENERATED BY OPERATING ACTIVITIES (A)		(10,568,935)	121,928,013	(13,809,708)

CASH FLOWS FROM INVESTMENT ACTIVITIES
Payments:
Purchase of PP&E, Intangible Assets and Other Assets		(7,897,101)	(5,673,271)	(5,014,929)
Purchase of Non-controlling Interests	50	—	—	(2,249,045)
Collections:
Sale of PP&E, Intangible Assets and Other Assets		2,679,732	156,424	1,309,202

NET CASH USED IN INVESTMENT ACTIVITIES (B)		(5,217,369)	(5,516,847)	(5,954,772)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Unsubordinated Debt Securities		(16,883,724)	—	(2,412,654)
Subordinated Debt Securities		—	—	(557,008)
Loans from Local Financial Institutions		(7,190,606)	—	(1,691,806)
Dividends	42	(2,660,800)	(2,636,131)	(859,184)
Leases payment		(1,000,344)	—	—
Collections:
Unsubordinated Debt Securities		—	14,928,649	—
Loans from Local Financial Institutions		—	12,041,577	—
Subordinated Debt Securities		473,057	4,060,434	—
Capital increase	50	132,203	—	26,125,279

NET CASH (USED IN)/GENERATED BY FINANCING ACTIVITIES (C)		(27,130,214)	28,394,529	20,604,627

EXCHANGE INCOME ON CASH AND CASH EQUIVALENTS (D)		51,075,864	69,162,423	10,970,172
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		8,159,346	213,968,118	11,810,319
MONETARY LOSS RELATED TO CASH AND CASH EQUIVALENTS		(123,499,266)	(69,503,742)	(29,777,542)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	5	347,458,867	202,994,491	220,961,714

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	5	232,118,947	347,458,867	202,994,491

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos (Ps.) and Thousands of U.S. Dollars (USD), Except as Otherwise Stated

NOTE 1. ACCOUNTING POLICIES AND BASIS FOR PREPARATION

Grupo Financiero Galicia S.A. (hereinafter, “the Company”, and jointly with its subsidiaries, “the Group”) is a financial services holding company incorporated in September 14, 1999 under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A.U. (hereinafter, “Banco Galicia” or “the Bank”) which is a private bank offering a wide range of financial services, both to individuals and companies. Likewise, the Company has a controlling interest in Tarjetas Regionales S.A. which maintains investments related to the issuance of credit cards and supplementary services; Sudamericana Holding S.A., a company engaged in the insurance business; Galicia Administradora de Fondos S.A., a mutual fund management company; Galicia Warrants S.A., a warrant issuing company; and IGAM LLC, a company engaged in assets management.

These consolidated financial statements were approved and authorized for publication through Minutes of Board of Directors’ Meeting No. 608 dated April 28, 2020.

1.1.	BASIS FOR PREPARATION

These consolidated financial statements have been prepared in accordance and in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC). All the IFRSs in force as of the date of preparation of these consolidated financial statements have been applied.

In Argentina, the Group is subject to the provisions of Article 2, Section I, Chapter I of Title IV: Periodic Information Regime of the National Securities Commission (CNV) regulations and it is required to present its financial statements in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank.

The Argentine Central Bank, through Communications “A” 5541 and its amendments, established a convergence plan towards the adoption of IFRS as issued by the IASB, and the interpretations issued by the IFRIC, for the entities under its supervision, effective for fiscal years commencing January 1, 2018 with the exception of the application of item 5.5 (impairment) of IFRS 9 “Financial Instruments” and IAS 29 “Financial Reporting in Hyperinflationary Economies”, both temporarily waived until January 1, 2020.

Additionally, the Superintendence of Financial Institutions has established that the shareholding in Prisma Medios de Pago SA, which is recognized at fair value under IFRS cannot exceed the proportion received in cash at the time of its sale. The Group has presented its local financial statements under these rules on February 20, 2020. Shareholders’ equity under the rules of the Argentine Central Bank is presented in Note 53.

It has been concluded that these consolidated financial statements fairly present the Group’s financial position, financial performance and cash flows, in accordance with IFRS.

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Groups´ accounting policies.

The areas involving a greater degree of judgment or complexity, or areas where assumptions and estimates are significant for the consolidated financial statements are disclosed in Note 2.

(a)	Going Concern

As of the date of these consolidated financial statements, there are no uncertainties related to events or conditions that may cast significant doubt upon the Group´s ability to continue as a going concern.

(b)	Measurement Unit

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In order to conclude whether a given economy qualifies as hyperinflationary pursuant to the terms of IAS 29, the standard sets forth certain factors that should be considered, including a three-year cumulative inflation rate reaching or exceeding 100%.

In this regard, the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) through Resolution J.G.539/18 and the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) through Resolution C.D. 107/2018 have pointed out that, effective for fiscal years ending on July 1, 2018 and thereafter, entities reporting under IFRS will be required to apply IAS 29 since the conditions for such application have been satisfied. In addition, Law No. 27468 enacted in November 2018 abrogated the prohibition to present the financial statements adjusted for inflation, as established by Decree 664/2003, entrusting each regulatory agency with its application. In this regard, on December 26, 2018, the CNV issued General Resolution No. 777/2018 authorizing the issuing entities to present accounting information in constant currency for annual financial statements for interim and special periods ending on December 31, 2018 and thereafter, except for financial institutions and insurance companies.

On February 22, 2019, through Communiqué “A” 6651, the Argentine Central Bank established that entities subject to its control shall restate the financial statements into constant currency for the fiscal years commencing January 1, 2020. However, the Group has applied IAS 29 in these consolidated financial statements in order for them to comply with IFRS.

(c)	New Accounting Standards

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 16 “Leases” that establishes the new principles for recognizing, measuring, presenting and disclosing information on leases. Under IFRS 16, a contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time, in exchange for a consideration. In that case, it requires the lessee to recognize a liability for the present value of the agreed future payments, discounted at the implicit interest rate of the contract or if that rate cannot be readily determined, at the lessee’s incremental borrowing rate and an asset for the right of use of the underlying asset. This criterion must be applied to all lease contracts, and its application is optional for agreements whose terms do not exceed 12 months and do not contain a bargain purchase option, and where the leased assets are considered of low value. For the accounting of the lessors, the classification established in IAS 17 in Operating and Finance leases is maintained. This standard is effective for annual periods commencing on or after January 1, 2019.

The Group had to change its accounting policies as a consequence of adopting IFRS 16. The Group decided to adopt the new standards retrospectively from 1 January 2019 but has not restated comparatives for the 2018 reporting period, as permitted under the specific transition provisions in the standard. The cumulative effect of the initial application of the new standard are therefore recognized as of January 1, 2019 (See Note 16).

IFRIC 23 “Uncertainty over Income Tax Treatments”: this interpretation clarifies how to recognize, and measure deferred and current income tax assets and liabilities where there is uncertainty over the tax treatment. This standard was published in June 2017 and applies to financial reporting periods commencing as of January 1, 2019. Its application did not have any significant impact on the Group.

Prepayments features with negative compensation – Amendments to IFRS 9: this amendment to IFRS 9 enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. These assets, which include some loans and debt securities, would otherwise have to be measured at fair value through profit or loss. To qualify for amortized cost measurement, the negative compensation must be a “reasonable compensation for early termination of the contract” and the asset must be held within “held to collect”. This standard is effective for annual periods commencing on or after January 1, 2019. Its application did not have any significant impact on the Group.

Long-term interests in Associates and Joint Ventures – Amendments to IAS 28: The amendments clarify accounting for long-term interests in associates and joint ventures for which the equity accounting does not apply. The entities must account for such interests under IFRS 9 “Financial Instruments” before applying the loss allocation and impairment requirements in IAS 28 “Investments in associates and joint ventures”. This standard is effective for financial reporting periods commencing on or after January 1, 2019. Its application did not have any significant impact on the Group.

Annual Improvements to IFRS 2015–2017 Cycle: The following improvements were finalized in December 2017, being effective for financial reporting periods commencing on or after January 1, 2019.

•	IFRS 3: It was clarified that obtaining control of a business that is a joint operation is a business combination achieved in stages.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•	IFRS 11: It was clarified that the party obtaining joint control of a business that is a joint operation should not remeasure its previously held interest in the joint operation.

•

IAS 12: It was clarified that income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the past transactions or events that generated distributable profits were recognized.

•	IAS 23: It was clarified that, if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use or sale, it becomes part of general borrowings.

The application of this standard did not have any significant impact.

(d)	Changes in Accounting Policies

As indicated in Note 1.1. (c), the Group has adopted IFRS 16 “Leases” retrospectively from January 1, 2019. The new accounting policies are disclosed in Note 1.12.

Following the adoption of IFRS 16, the Group recognized lease liabilities related to leases that had previously been classified as operating leases under the principles of IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to lease liabilities on January 1, 2019 was 37.94% for contracts in Argentine pesos and 8.60% for contracts in foreign currency.

(i)	Practical expedients applied

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	the use of a single discount rate, in a lease portfolio with reasonably similar characteristics;

•	relying on previous assessments on whether leases are onerous as an alternative to performing, an impairment test: the Group did not have any onerous contracts as of January 1, 2019;

•	accounting for operating leases with a remaining lease term of less than 12 months and that do not include a bargain purchase option as of January 1, 2019, as short-term leases;

•	excluding initial direct costs for the measurement of the right-of-use asset as of the date of initial application; and

•	using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Group relied on its the assessment made under IAS 17 and IFRIC 4 “Determining Whether an Arrangement Contains a Lease”.

(ii)	Measurement of Lease Liabilities as of the date of initial application:

01.01.19
Operating leases commitments disclosed as of December 31, 2018	6,781,048
Discounted using the lessee’s incremental borrowing rate as of the date of initial application	4,461,031
Lease Liabilities recognized as of January 1, 2019	4,461,031

(iii)	Measurement of right-of-use assets

Right-of-use assets were measured for an amount equal to lease liabilities.

(iv)	Adjustments recognized in the Statement of Financial Position as of January 1, 2019

The change in the accounting policy affected the following items in the Statement of Financial Position as of January 1, 2019:

•	Right-of-use Assets (include under Property, Plant & Equipment)—Increase of Ps.4,461,031.

•	Deferred Tax Assets – Increase of Ps.1,338,310.

•	Lease Liabilities – Increase of Ps.4,461,031.

(e)	New accounting standards and amendments issued by IASB that have not been adopted by the Group

The new standards, amendments and interpretations published are detailed below; however, they have not yet come into force for financial reporting periods commenced January 1, 2019 and have not been early adopted.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IFRS 17 “Insurance Contracts”: On May 18, 2017, the IASB issued IFRS 17 “Insurance Contracts,” establishing a comprehensive accounting framework based on measurement and disclosure principles for insurance contracts. The new standard supersedes IFRS 4 “Insurance Contracts,” and requires entities to measure an insurance contract at initial recognition at the total of the fulfilment cash flows (comprising the estimated future cash flows, an adjustment to reflect the time value of money and an explicit risk adjustment for non-financial risk) and the contractual service margin. The fulfilment cash flows are remeasured on a current basis each reporting period. The unearned profit (contractual service margin) is recognized over the coverage period. Entities are required to apply IFRS 17 for fiscal years commencing on or after January 1, 2021. The Group is evaluating the impact of adopting this new standard.

Definition of “Material”—Amendments to IAS 1 and IAS 8: The IASB has amended IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates, and Errors” clarifying when information is material.

In particular, the amendments clarify:

•

The reference to obscuring information addresses situations where the effect is similar to omitting or misstating such information, and that an entity assesses materiality in the context of the financial statements as a whole; and

•

the meaning of “primary users of general-purpose Financial Statements” to whom those Financial Statements are addressed, by defining them as “existing and potential investors, lenders and other creditors”, that must rely on general purpose Financial Statements for much of the financial information they need.

This amendment is effective as of January 1, 2020 and is not expected to have any significant impact.

Definition of “Business”—Amendment to IFRS 3: The new definition of Business includes a comprehensive set of activities and assets that can be directed and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. Yields such as lower costs and other economic benefits are excluded from the above definition.

This amendment is effective as of January 1, 2020 and is not expected to have any significant impact.

Reform to the interest rate benchmark—Amendments to IFRS 9, IAS 39 and IFRS 7: These amendments provide some reliefs regarding the reform to the interest rate benchmark such as LIBOR and other rates offered in the interbank market. Reliefs are related to hedge accounting and to the fact that the mentioned reform should not cause the end of hedge accounting, considering the IFRS currently in force. However, hedge ineffectiveness must continue to be recorded in the Statement of Income. These amendments are effective as of January 1, 2020. These amendments are not expected to have any significant impact.

There are no other IFRS or IFRIC interpretations that are not effective and that are expected to have a significant impact on the Group.

1.2.	CONSOLIDATION

Subsidiaries are those entities, including structured entities, where the Group is in control because (i) it has the power to direct relevant activities of the investee, which significantly affect its returns; (ii) it has exposure, or rights, to variable returns for its interest in the investee; and (iii) it has the ability to use its power over the investee to affect the amount of the investor’s returns. The existence and effect of the substantive rights, including potential voting rights, are considered when evaluating whether the Group has control over another entity. For a right to be substantive, the holder must have the practical ability to exercise it whenever necessary to make decisions on the direction of the relevant activities of the entity. The Group may be in control of an entity even when possessing less than the majority of the voting rights.

Likewise, the protective rights of other investors, such as those related to substantive changes in the activities of the investee or applied only in exceptional circumstances, do not prevent the Group from having control over an investee. The subsidiaries are consolidated from the date the control is transferred to the Group, and they cease to be consolidated as of the date on which the control ceases.

The subsidiaries which have been consolidated in these Consolidated Financial Statements are detailed in Note 15.

For the purpose of consolidating its financial statements, the Group used the subsidiaries’ financial statements for the year ended December 31, 2019. The accounting policies applied by Sudamericana Holding S.A. are established by the National Insurance Superintendency and have been adjusted to those applied by the Group in preparing its consolidated financial statements.

Intercompany transactions, balances and unrealized gains on transactions between Group’s companies were eliminated.

Non-controlling interest in the results and equity of consolidated subsidiaries are shown separately in the consolidated statement of income, consolidated statement of other comprehensive income, consolidated statement of changes in shareholder’s equity and consolidated statement of financial position, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with the provisions of IFRS 3 “Business combinations”, the acquisition method is used to account for the acquisition of subsidiaries. The identifiable assets and liabilities acquired, and contingent liabilities assumed in a business combination are measured at their fair values on the acquisition date.

Goodwill is measured as the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and, in a business combination achieved in stages, the fair value of the acquirer’s previously held equity interest in the acquiree; over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed.

The consideration transferred in a business combination is measured at the fair value of the assets transferred by the acquirer, the liabilities assumed by the acquirer with the previous owners of the investee, and the equity instruments issued by the acquirer. The transaction costs are recognized as expenses in the periods in which the costs have been incurred and the services have been received, except for the transaction costs incurred to issue equity instruments that are deducted from equity, and the transaction costs incurred to issue debt that are deducted from their carrying amount.

1.3.	TRANSACTIONS WITH NON-CONTROLLING INTEREST

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized within equity attributable to owners of the Group.

1.4.	ASSOCIATES

Associates are entities over which the Group has significant direct or indirect influence, but not control; generally, this implies holding between 20 and 50 percent of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. The carrying amount of the associates includes the goodwill identified in the acquisition less the accumulated impairment losses, if any. Dividends received from associates reduce the carrying amount of the investment. Other changes subsequent to the acquisition of the Group’s interest in the net assets of an associate are recognized as follows: (i) the Group’s interest in the profits or losses of the associates is accounted under Share of Profit from Associates and Joint Ventures in the consolidated statement of income and (ii) the Group’s interest in other comprehensive income is recognized in the consolidated statement of other comprehensive income and presented separately. However, when the Group’s share in losses in an associate equal or exceeds its interest in it, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized profits on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of impairment in the transferred asset

1.5.	SEGMENT REPORTING

An operating segment is a component of an entity (a) that conducts business activities from which it can earn revenues and incur expenses (including revenues and expenses related to transactions with other components of the same entity); (b) whose operating income is regularly reviewed by the Group´s CODM (chief operating decision maker) to make decisions about the resources to be allocated to the segment and assess its performance; and (c) for which confidential financial information is available.

Segment reporting is presented consistently with the internal reports submitted to the Board of Directors (CODM of the Group), which is responsible for making the Group’s strategic decisions, allocating resources and assessing the performance of the operating segments.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.6.	FOREIGN CURRENCY TRANSLATION

(a)	Functional Currency and Presentation Currency

The figures included in the consolidated financial statements for of the Group´s entities are stated in their functional currency, that is, the currency used in the primary economic environment where it operates. The consolidated financial statements are stated in Argentine pesos (Ps.), which is the Group’s functional and presentation currency. (See Note 1.1).

(b)	Transactions and Balances

The transactions in foreign currency are translated into the functional currency using the exchange rate at the dates of the transactions. Profits and losses in foreign currency resulting from the settlement of these transactions and the translation of monetary assets and liabilities in foreign currency at closing exchange rate, are recognized under “Exchange rate differences on gold and foreign currency” in the statement of income, except when they are deferred in equity by transactions which qualify as cash flows hedges, if appropriate.

Assets and liabilities in foreign currency are measured at the reference exchange rate of the US dollar defined by the Argentine Central Bank at the closing of operations on the last business day of each month.

As of December 31, 2019, and December 31, 2018, balances in U.S. Dollars were translated at the reference exchange rate (Ps.59.895 and Ps.37.8083, respectively) established by the Argentine Central Bank. Foreign currencies other than the US dollar have been translated into this currency using exchange rates reported by the Argentine Central Bank.

1.7.	CASH AND DUE FROM BANKS

The item Cash and Due from Banks includes the available cash and bank deposits freely available, which are liquid short-term instruments with maturity less than three months from the origination date.

The assets disclosed under cash and due from banks are accounted for at their amortized cost which approximates its fair value.

1.8.	FINANCIAL INSTRUMENTS

Initial Recognition

The Group recognizes a financial asset or liability in its consolidated financial statements, as appropriate, when it becomes part of the contractual clauses of the financial instrument. Purchases and sales are recognized at the trading date when the Group buys or sells the instruments.

Upon initial recognition, the Group measures financial assets or liabilities at fair value, plus or less, for instruments not recognized at fair value through profit or loss, transaction costs that are directly attributable to the acquisition, such as fees and commissions.

Financial Assets

a.	Debt Securities

The Group considers as debt securities those instruments considered financial liabilities for the issuer, such as loans, government and private securities, bonds and customer accounts receivable.

Classification

As established by IFRS 9, the Group classifies financial assets according to how they are subsequently measured: at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss, based on:

•	the Group’s business model to manage financial assets; and

•	the characteristics of contractual cash flows of the financial asset.

Business Model

The Business Model refers to the way in which the Group manages a set of financial assets to reach a specific business objective. It represents the way the Group manages its financial instruments to generate cash flows.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Business models that the Group can follow are listed below:

•	Hold the instruments to collect its contractual cash flows;

•	Hold the instruments in the portfolio to collect contractual cash flows and, in turn, sell them when deemed convenient; or;

•	Hold the instruments for trading.

The Group’s Business Model does not depend on the intentions that it may have for an individual instrument. Therefore, this condition is not an instrument-by-instrument classification approach, but it is determined from a higher level of aggregation.

The Group only reclassifies an instrument when, and only when, the business model for managing financial assets is modified. The reclassification is performed from the commencement of the period where the change takes place. Such change is not expected to be frequent, and changes have not been recorded during this fiscal year.

Characteristics of Contractual Cash Flows

The Group assesses whether the cash flow of grouped instruments is not significantly different from the flow that would receive solely for interest; otherwise, they shall be measured at fair value through profit or loss.

Based on the foregoing, there are three categories of Financial Assets:

(i)	Financial assets measured at amortized cost:

Financial assets are measured at amortized cost when:

(a)	the financial asset is held within a business model whose objective is to hold financial assets to collect contractual cash flows; and

(b)	the contractual conditions of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the outstanding principal amount.

These financial instruments are initially recognized at fair value plus the incremental and directly attributable transaction costs and are subsequently measured at amortized cost.

The amortized cost of a financial asset is equal to its acquisition cost less its accumulated amortization plus accrued interest (calculated according to the effective interest method), net of any impairment loss.

(ii)	Financial assets at fair value through other comprehensive income:

Financial assets are measured at fair value through other comprehensive income when:

(a)	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

(b)	the contractual conditions of the financial asset give rise, on specified dates, to cash flows which are solely payments of principal and interest on the outstanding principal amount.

These instruments are initially recognized at their fair value plus the incremental and directly attributable transaction costs and are subsequently measured at fair value through other comprehensive income. Profits and losses arising from the changes in fair value are included in other comprehensive income within a separate equity component. Impairment losses or reversals, income for interest and exchange profits and losses are recognized through profit or loss. Upon its sale or disposal, the accumulated profit or loss previously recognized through other comprehensive income is reclassified to the statement of income.

(iii)	Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss are the following:

•	Instruments held for trading;

•	Instruments specifically designated at fair value through profit or loss; and

•	Instruments whose contractual terms do not represent cash flows that are solely payments of principal and interest on the outstanding principal amount.

These financial instruments are initially recognized at fair value and any fair value measurement is recognized in the statement of income.

The Group classifies a financial instrument as held for trading if it is acquired or incurred for the main purpose of selling or repurchasing it in the short term, or if it is part of a portfolio of financial instruments that are jointly managed and for which there is evidence of short-term earnings, or is a derivative financial instrument not designated as a hedging instrument. Derivative instruments and held-for-trading securities are classified as held for trading and measured at fair value.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Additionally, financial assets can be valued at fair value through profit or loss when, by doing so, the Group eliminates or significantly reduces a measurement or recognition inconsistency.

b.	Equity Instruments

Equity instruments are so considered by its issuer; this means that they are instruments which do not contemplate a contractual obligation to pay cash, and which evidence a residual interest on the issuer’s asset after deducting its entire liabilities.

Such instruments are measured at fair value through profit or loss, except when, at the time of the initial recognition, the irrevocable option had been exercised to measure them at fair value through Other Comprehensive Income. This method is only applicable when the instruments are not held for trading and income shall be accounted in other comprehensive income with no reclassification to profit or loss, even when they are realized. Dividends receivable arising from such instruments shall be recognized through profit or loss solely when the Group is entitled to collect the payment.

Financial Liabilities

Classification

The Group classifies their financial liabilities at amortized cost, using the effective interest rate method, except for:

•	Financial liabilities measured at fair value through profit or loss, including derivative financial instruments.

•	Liabilities arising from the transfer of financial assets not complying with the derecognition criteria.

•	Financial guarantee contracts.

•	Loan commitments at a lower than market rate.

Financial liabilities measured at fair value through profit or loss: the Group may choose to use, at the beginning, the irrevocable option to designate a liability at fair value through profit or loss, if, and only if, in doing so, it reflects a better measurement of financial information because:

•	the Group eliminates or significantly reduces measurement or recognition inconsistency which would otherwise be exposed in the valuation;

•

if financial assets and liabilities or a group of financial assets or liabilities, are managed and their performance is assessed on a fair value basis, according to a documented investment or risk management strategy; or

•	a host contract contains one or more embedded derivative instruments, and the Group has opted for designating the entire contract at fair value through profit or loss.

Financial guarantee contracts: Financial guarantee contracts are those contracts requiring the issuer to make specific payments to reimburse the holder for the loss incurred when a specific debtor does not comply with its payment obligation on maturity, in accordance with the original or amended terms of a debt instrument.

Financial guarantee contracts are initially measured at fair value, and subsequently measured at the higher of the amount of the loss allowance and the amount initially recognized less, when appropriate, the cumulative amount of income recognized.

Derecognition of Financial Instruments

Financial Assets

A financial asset or, where applicable, a part of a financial asset or a part of a group of similar financial assets, is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset, or has assumed an obligation to pay all of the cash flows received immediately to a third party under a pass-through agreement; and all the risks and rewards of the asset have also been substantially transferred, or, in case all the risks and rewards of the asset had not been substantially transferred or retained, the control of the asset has been transferred.

When the contractual rights of receiving the cash flows generated by the asset have been transferred, or a transfer agreement has been executed, the entity assesses if it has retained, and to what extent, the risks and awards inherent in asset ownership. When substantially all the risks and rewards inherent in asset ownership have not been transferred or retained, nor has control of the asset been transferred, the asset continues to be recognized in accounting to the extent of its continued involvement over it.

In this case, the related liability is also recognized. The transferred asset and the related liability are measured in such a way so as to reflect the rights and obligations that the Group had retained.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A continuing involvement that takes the form of a collateral on the transferred asset is measured as the smallest amount between (i) the original carrying amount of the asset, and (ii) the maximum amount of consideration received that would be required to be returned.

Financial Liabilities:

A financial liability is derecognized when the obligation, has been cancelled, or has expired. When an existing financial liability is exchanged by another of the same borrower under significantly different conditions, or the conditions are significantly modified, such exchange or modification is treated as a derecognition of the original liability and a new liability is recognized, the difference between the value in books of the initial financial liability and the consideration paid is recognized in the Consolidated Statement of Income. When the renegotiation conditions are not significantly different, or the conditions are not significantly modified, the flows of the modified financial liabilities are discounted at the rate of the original contract.

1.9.	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative Financial instruments, including foreign currency contracts, futures, forward contracts, interest rate swaps, cross currency swaps, interest rate options and foreign currency options are recorder at their fair value.

All derivative financial instruments are recorder as assets when the fair value is positive and as liabilities when the fair value is negative, against the agreed price. The changes in the fair value of derivative financial instruments are recognized in profit or loss.

In these consolidated financial statements, the Group has not applied hedge accounting.

1.10.    REPURCHASE TRANSACTIONS

Reverse Repurchase Transactions

According to the derecognition principles in IFRS 9, these transactions are considered as secured borrowings, since the risk has not been transferred to the counterpart.

Financing granted through reverse repurchase transactions are recorded under “Repurchase Transactions” accounts, classified by counterparty and considering the asset received as collateral.

At the closing of each month, accrued interest receivable is imputed to the “Repurchase Transactions” account with offsetting entry in “Interest Income”.

The underlying assets received for the reverse repurchase transactions will be recorded in Off-Balance Sheet Items. The assets received that have been sold by the Group are not deducted, but derecognized only when the repo transaction finishes, recording a liability in kind for the obligation to deliver the security sold.

Repurchase Transactions

Financing received through repurchase transactions are recorded under “Repurchase Transactions” accounts, classified by counterparty and considering the asset pledged as collateral.

In these transactions, when the receiver of the underlying asset obtains the right to sell it or pledge it as collateral, this is reclassified to the “Financial Assets Pledged as Collateral” accounts.

At the closing of each month, accrued interest payable is imputed to the “Repurchase Transactions” account with offsetting entry in “Interest Expenses”.

1.11.    ALLOWANCES FOR FINANCIAL INSTRUMENTS

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

Note 45 provides more detail of how the expected credit loss allowance is measured.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.12.    LEASES

1.12.1.    Lease activities of the Group

The Group is the lessee of various properties to be used in its ordinary course of business. Lease contracts are generally made for fixed periods, from 1 to 20 years, but in some cases, there may be price agreements for shorter periods with extension options. Lease terms are individually negotiated and contain a wide range of different terms and conditions.

Until the 2018 fiscal year, Property, Plant and Equipment leases were classified as either finance leases or operating leases.

Finance leases were capitalized, at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments.

Each lease payment was allocated between the liability and finance cost. The finance cost was charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Assets acquired under finance leases were depreciated over the asset´s useful life, or over the shorter of the asset´s useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term.

Leases where the lessor retained a substantial portion of the risks and rewards of ownership were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the term of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability, on the date at which the leased asset is available for use by the Group.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	variable lease payments based on an index or a rate, initially measured using the index or rate on the initial date;

•	amounts expected to be payable by the lessee under residual value guarantees;

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease, if it can be determined; or otherwise, the Group’s incremental borrowing rate will be applied, which is the rate that the lessee would have to pay to borrow the necessary funds to obtain an asset of similar value to the right-of- use asset, in a similar economic environment with similar terms, security and conditions.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period, to produce a constant, periodic interest rate on the remaining balance of the liability for each period.

Right-of-use assets are measured at their cost, comprising the following:

•	the amount of the initial measurement of the lease liability;

•	any lease payment made on or before the initial date, less any lease incentives received;

•	any initial direct cost; and

•	restoration and dismantling costs.

Right-of-use assets are depreciated over the shorter of the asset useful life and the lease term on a straight-line method.

Payments related to short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less that do not contain a bargain purchase option. Low-value assets are small physical spaces to place equipment which are owned by the Group.

1.12.2.    Extension and Termination Options

The extension and termination options are included in several Property, Plant and Equipment leases. These options are used to maximize the operational flexibility in terms of managing the assets used in our operations. Most of the extension and termination options held are exercisable only by the Group and not by the respective lessor.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.13.    PROPERTY, PLANT AND EQUIPMENT

Assets are measured at their acquisition or construction cost, net of accumulated depreciations and/or accumulated impairment losses, if any. The cost includes the expenses directly attributable to the acquisition or construction of the items.

Property, Plant and Equipment acquired through business combinations were initially valued at the estimated fair value at the acquisition date.

Subsequent costs are included in the value of the asset or are recognized as a separate asset, as appropriate, if and only if they are likely to generate future economic benefits for the Group, and its cost can be reasonably measured. When improvements are made to the asset, the carrying amount of the replaced asset is derecognized, the new asset being amortized for the remaining useful life.

Repair and maintenance costs are recognized in the consolidated statement of income for the year in which they are incurred.

The depreciation of these assets is calculated using the straight-line method to allocate their cost over, their estimated useful lives. If an asset includes significant components with different useful lives, they are recognized and depreciated as separate items.

The residual values of Property, Plant and Equipment, the useful lives and the depreciation methods are reviewed and adjusted if necessary, at the closing date of each fiscal year, or when there is evidence of impairment.

The book value of the Property, Plant and Equipment is immediately reduced to its recoverable amount when it is greater than the estimated recoverable value.

Profits and losses from the sale of Property, Plant and Equipment items are determined by comparing the proceeds from the disposal to the carrying amount of the respective asset and are charged to income.

1.14.    INTANGIBLE ASSETS

1.14.1. Licenses

Licenses acquired individually are initially valued at cost, while those acquired through business combinations are recognized at their estimated fair value at the acquisition date.

At the closing date of these consolidated financial statements, intangible assets with a finite useful life are presented net of accumulated depreciation and/or accumulated impairment losses, if any. These assets are subject to impairment tests annually, or when there is evidence of impairment.

The licenses acquired by the Group have been classified as intangible assets with a finite useful life, being amortized on a straight-line basis over the period of the license.

Intangible assets with an indefinite useful life are the assets arising from contracts or other legal rights, that can be renewed without significant cost, and for which, based on an analysis of all relevant factors, there is no foreseeable limit of the period along which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are subject to impairment tests, annually or when there is evidence of impairment, either individually or at the level of the cash generating unit. The determination of the indefinite useful life is annually reviewed to confirm if it continues being applicable.

1.14.2.    Software

The costs related to software maintenance are recognized as expense when incurred. The development, acquisition and implementation costs that are directly attributable to software design and testing, identifiable and monitored by the Group, are recognized as assets.

The costs incurred in software development, acquisition or implementation, recognized as intangible assets, are amortized by applying the straight-line method over their estimated useful lives.

1.15.    ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

1.15.1.    Assets Held for Sale

The assets, or group of assets, classified as available for sale in accordance with the provisions of IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” will be disclosed separately from the rest of the assets.

Non-current assets or disposal groups (including the loss of control over a subsidiary) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. In order for an asset to be classified as held for sale, it must meet the following conditions:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•	it must be available for immediate sale in its current condition;

•	Management must be committed to a plan to sell the asset and must have initiated an active program to locate a buyer and complete the plan;

•	the asset must be actively marketed for sale at a reasonable price in relation to its current fair value;

•	the sale is expected to be completed within 12 months from its reclassification date; and

•	it is unlikely that the plan will be significantly changed or withdrawn.

The assets, or groups of assets, classified as held for sale in accordance with the provisions of IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, are measured at the lower of their carrying amount and fair value less costs to sell and are restated in accordance with Note 22.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale

1.15.2.    Discontinued Operations

A discontinued operation is a component of the Group that has been disposed of, or that has been classified as held for sale, and complies with any of the following conditions:

•	it represents line of business or a geographical area, which is significant and can be considered as separated from the rest;

•	it is part of a single coordinated plan to have a business line, or geographical area of the operations which is significant and can be considered as separated from the rest; or

•	it is an independent entity exclusively acquired to resell it.

Any profit or loss arising from re-measuring an asset (or group of assets for its disposal) classified as Held for Sale, which does not meet the definition of discontinued operation, will be included in the Income from continuing operations.

1.16.    IMPAIRMENT OF NON-FINANCIAL ASSETS

Assets with indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or, at least, on an annual basis.

Depreciation and impairment losses are recognized when the carrying amount exceeds their recoverable value. The recoverable value of assets is the greater of the net amount that it would obtain from its sale, or its value in use. For the impairment tests, the assets are grouped at the lowest level where they generate identifiable cash flows (cash generating units). The carrying amount of non-financial assets other than goodwill over which depreciation and impairment have been recorded, are reviewed at each reporting date for verifying possible depreciation and impairment reversals.

1.17.    TRUST ASSETS

The assets held by the Group in its trustee role are not reported in the consolidated statement of financial position, because the Group is not in control of the trust or the risks and rewards of the underlying assets. Fees received from trust activities are recorded in Fee Income

1.18.    OFFSETTING

Financial assets and liabilities are offset by reporting the net amount in the Consolidated Statement of Financial Position only when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

1.19.    FINANCING RECEIVED FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS

The amounts owed to other Financial Institutions are recorded at the time the principal is disbursed to the Group. Non-derivative financial liabilities are measured at amortized cost. If the Group repurchases its own debt, this is eliminated from the consolidated financial statements, and the difference between the residual value of the financial liability and the amount paid is recognized as a financial income or expense.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.20.    PROVISIONS AND CONTINGENCIES

In accordance with IFRS a provision will be recognized when:

a.	an Entity has a current obligation (either legal or implicit) as a consequence of a past event;

b.	it is probable that an outflow of resources embodying future economic benefits will be required to settle the obligation; and

c.	the amount can be reliably estimated.

It will be understood that the Group has an implicit obligation if (a) as a result of previous practices or public policies, the Group has assumed certain liabilities; and (b) as a result, it has created expectations that it will comply with those obligations.

The Group recognizes the following provisions:

•

For labor, civil and commercial lawsuits: provisions are determined based on the lawyers’ reports on the status of the lawsuits and the estimate made on the bankruptcy possibilities to be faced by the Group, as well as on past experience regarding this type of lawsuits.

•

For miscellaneous risks: provisions are set up to face contingent situations that may give rise to obligations for the Group. When estimating the amounts, the probability of their materializing is taken into account, considering the opinion of the Group’s legal advisors and professionals.

The amount recognized as provision must be the best estimate of the disbursement needed to cancel such obligation, at the end of the year being reported.

When the financial effect produced by the discount becomes important, the amount of the provision must be the present value of the disbursements that are expected to be required to cancel the obligation by using a pre-tax interest rate that reflects the current market conditions on the value of money and the specific risks for such obligation. The increase in the provision for the lapsing of time is recognized in the Net Financial Income item of the Statement of Income.

The Group will not record the positive contingencies, except those arising from deferred taxes and those which materialization is virtually certain.

At the date of issuance of these consolidated financial statements, the Group Directors understand that there have been no elements that allow determining the existence of other contingencies that may be materialized and generate a negative impact on these consolidated financial statements, as detailed in Note 29.

1.21.    OTHER NON-FINANCIAL LIABILITIES

Non-financial accounts payable are accrued when the counterparty has complied its contractual obligations under the contract, and they are valuated at amortized cost.

1.22.    DEBT SECURITIES

The Group’s Debt Securities are measured at amortized cost. If the Group purchases debt securities of their own, the obligation in Liabilities related to such debt securities is considered extinguished, and, therefore, it is derecognized. If the Group repurchases its own debt, this is eliminated from the Consolidated Financial Statements, and the difference between the residual value of the financial liability and the amount paid is recognized as a financial income or expense.

1.23.    ASSETS AND LIABILITIES ARISING FROM INSURANCE CONTRACTS

The valuation and recording of assets and liabilities arising from the Group’s insurance contracts is performed pursuant to the IFRS 4 “Insurance Contracts” criteria.

Assets for Insurance Contracts

Insurance contracts are contracts where the Group (the insurer) has accepted an insurance risk from another party (the insured) by agreeing to compensate the insured if a specified uncertain future event (the insured event) adversely affects the insured.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the rest of its useful life, even if the insurance risk is significantly reduced during this period, unless all rights and obligations are extinguished or expire.

The insurance contracts offered by the Group include property insurance that covers fire, combined family insurance, theft and similar risks, property damage, personal accidents, among other risks. Life insurance and Retirement insurance contracts are also included.

Total premiums are recognized as of the policy issuance date as an account receivable. At the same time, a reserve is recorded in Liabilities for unearned premiums representing premiums for risks that have not yet expired. The unearned premiums are recognized as Income for the contract period, which is also the coverage and risk period. The book value of insurance accounts receivable is reviewed for impairment if events or circumstances indicate that the book value may not be recoverable. Impairment loss is recorded in the Statement of Income.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Liabilities Recognized for the Insurance Business

Debts with Insured Persons

Reserves for Insurance claims represent debts with insured persons for claims reported to the company, and an estimate of the claims that have already been incurred but have not yet been reported to the company. Reported claims are adjusted based on technical reports received from independent appraisers.

Debts with Reinsurers and Co-insurers

The Group mitigates the risk for some of its insurance business through coinsurance or reinsurance contracts in other companies. For coinsurance, the Company associates with another company to cover a risk, by assuming only a percentage of it and, therefore, also of the premium. For reinsurance, the risk is transferred to another insurance company both in proportional (as a risk percentage) and non-proportional form (the excess of loss above a certain limit is covered). The transferred reinsurance agreements do not exempt the Group from its obligations with the insured persons.

Coinsurance and reinsurance liabilities represent balances owed under the same conditions, and the amounts payable are estimated in a manner consistent with the contract that gave rise to them.

Debts with Producers

They represent liabilities with insurance producers and independent agents arising from the commissions for the insurance transactions they bring for the Group’s companies. The checking account balances with such entities are also included.

Technical Commitments

Technical reserves include reserves for future benefit obligations under life, annuity and accident insurance policies, and reserves for retirement insurance contracts.

The Group assesses, at the end of the reporting period, the adequacy of the insurance liabilities it has recognized, using current estimates of future cash flows from its insurance contracts. Should the evaluation show that the carrying amount of its liabilities for insurance contracts (minus deferred acquisition costs and related intangible assets) is not adequate, considering the estimated future cash flows, the total amount of the deficiency will be recognized in Income. In accordance with IFRS 4, the Group must determine the adequacy of the amount in books recorded in accordance with the guidelines established in IAS 37.

1.24.    SHAREHOLDERS’ EQUITY

Shareholders’ equity accounts are restated in accordance with Note 1.1.b., except for the item “Capital Stock”, which is carried at face value. The restatement adjustment is included in “Equity Adjustments”.

Ordinary shares are classified in Shareholders’ Equity and remain recorded at their nominal value. When any company forming part of the Group buys Company shares (treasury shares in portfolio), the payment made, including any costs directly attributable to the transaction (net of taxes) is deducted from the Shareholders’ Equity until the shares are canceled or sold.

1.25.    PROFIT RESERVES

According to Art. 70 of the General Companies Act, the Company and its subsidiaries, except Banco Galicia, must transfer to Legal Reserve 5% of the profit for the year, until said reserve reaches 20% of the capital stock plus the balance of the Equity Adjustment account.

Regarding Banco Galicia, in accordance with the regulations established by the Argentine Central Bank, it is appropriate to allocate to Legal Reserve 20% of the profits for the year, net of the eventual adjustments of previous fiscal years, if applicable. However, for the allocation of Other Reserves, the Financial Institutions must comply with the Argentine Central Bank provisions of the Amended Text on dividends distribution detailed in Note 53.

1.26.    DIVIDENDS DISTRIBUTION

The dividends distribution to the Group’s shareholders is recognized as a liability in the consolidated financial statements in the year in which the dividends are approved by the Group’s shareholders.

1.27.    REVENUE RECOGNITION

Financial income and expenses are recorded for all debt instruments according to the effective interest rate method, by which all gains and losses that are an integral part of the effective interest rate of the transaction are deferred.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The income included in the effective interest rate includes disbursements or income related to the creation or acquisition of a financial asset or liability, such as, for example, the preparation and processing of the documents necessary to conclude the transaction and the compensation received by the granting of credit agreements. The Group records all its non-derivative financial liabilities at amortized cost, except those included in the item “Liabilities at Fair Value through Profit or Loss” which are measured at fair value.

Fees received by the Group for the origination of syndicated loans are not part of the effective interest rate of the product, and are recognized in the statement of income at the time the service is provided, to the extent the Group does not retain part of it, or this is maintained in the same conditions as the rest of the participants. Commissions and fees earned by the Group on negotiations in third parties’ transactions are not part of the effective interest rate either, and are recognized at the time the transactions are executed.

IFRS 15 establishes the principles that an entity shall apply to recognize revenue and cash flows from contracts with customers.

The amount that should be recognized will be the amount that reflects the consideration to which the entity expects to be entitled in exchange for the services delivered to customers.

The Group’s income from services is recognized in the statement of income to the extent the performance obligations are complied with, thus deferring those revenues related to customer loyalty programs, which are provisioned based on the fair value of each point and its redemption rate, until they are exchanged by the customer and can be recognized in the income for the year.

Retail product and service fees related to savings and checking account operations have a monthly charging frequency; safe deposit boxes fees are charged quarterly; renewal of credit cards is charged annually, and bond and shares transactions are charged at the time the transactions are executed.

Additionally, fees for wholesale products corresponding to maintenance of accounts, deposits and withdrawals between entities, are charged on a monthly basis; foreign trade transactions are charged at the time the transactions are executed.

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

1.28.    INCOME TAX

The Income tax expense for the year comprises the current and the deferred taxes. Income tax is recognized in the consolidated statement of income, except when there are items that must be directly recognized in other comprehensive income. In this case, income tax liability related to such items is also recognized in this Statement.

The current income tax expense is calculated based on the tax laws enacted, or substantially enacted as of the date of the consolidated financial statements in the countries where the Group operates and generates taxable income. The Group periodically assesses the position assumed in tax returns as regards the situations in which tax laws are subject to interpretation. Likewise, when applicable, the Group sets up provisions on the amounts that it expects to be paid to tax authorities.

Deferred income tax is determined by the liability method on the temporary differences arising from the carrying amount of assets and liabilities and their tax base. However, the deferred tax that arises from the initial recognition of an asset or a liability in a transaction not corresponding to a business combination, which at the time of the transaction does not affect neither the profit nor the accounting or taxable loss, is not recorded. Deferred tax is determined using tax rates (and legislation) that have been enacted as of the date of the financial statements and are expected to be applicable when the deferred tax assets are realized, or the deferred tax liabilities are settled.

Deferred tax assets are recognized only to the extent future tax benefits are likely to arise against which the temporary differences might be offset.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, unless the following two conditions are met:

(i)	the Group controls the timing on which temporary differences will be reversed; and.

(ii)	such temporary differences are not likely to be reversed in the foreseeable future.

The balances of deferred income tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and to the extent such balances are related to the same tax authority of the Group or its subsidiaries, where tax balances are intended to be, and may be, settled on a net basis.

1.29.    EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the income attributable to parent company’s owners by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share is calculated by adjusting the figures used in the determination of basic earnings per share assuming the conversion of all dilutive potential ordinary shares.

NOTE 2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires Directors to exercise their judgment in applying the accounting standards to define the Group’s accounting policies.

The Group has identified the following areas involving a greater degree of judgment or complexity, or areas in where the assumptions and estimates are significant for the consolidated financial statements and which are essential to understand the underlying accounting/financial reporting risks.

a.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are periodically validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before they are used, to ensure that their results reflect the current information and comparable market prices. To the extent possible, the models rely only on observable inputs; however, certain factors such as discount rates, volatilities and correlations relating to interest rates and spreads require the use of estimates. Changes in the assumptions about these factors can affect the reported fair value of the financial instruments.

b.	ALLOWANCE FOR LOAN LOSSES

The Group recognizes the allowance for loan losses under the expected credit losses method included in IFRS 9. The most significant judgments of the model relate to defining what is considered a significant increase in credit risk, developing parameters such as the probabilities of default and the loss given default and making assumptions about macroeconomic scenarios. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

c.	IMPAIRMENT OF NON-FINANCIAL ASSETS

Intangible assets with finite useful lives and property, plant and equipment are amortized or depreciated on a straight-line basis during their estimated useful life. The Group monitors the conditions related to these assets to determine whether the events and circumstances require a review of the remaining amortization or depreciation term, and whether there are factors or circumstances indicating impairment in the value of the assets that cannot be recovered.

The Group has applied judgment to identify impairment indicators for property, plant and equipment and intangible assets. The Group has concluded that there were no impairment indicators for any of the years reported in its consolidated financial statements.

d.	INCOME TAX AND DEFERRED TAX

Significant judgment is required when determining current and deferred tax assets and liabilities. The current income tax is accounted according to the amounts expected to be paid; while deferred income tax is accounted on the basis of temporary differences between carrying amount of assets and liabilities and their tax base, at the rates expected to be in force at the time of their reversal.

A deferred tax asset is recognized when future taxable income is expected to exist to offset such temporary differences, based on Management’s assumptions about the amounts and timing of such future taxable income. Then, management needs to determine whether deferred tax assets are likely to be used and offset against future taxable income. Actual results may differ from these estimates, for instance, changes in the applicable tax laws or the outcome of the final review of the tax returns by the tax authorities and tax courts.

Future taxable income and the number of tax benefits likely to be available in the future are based on a medium-term business plan prepared by management, on the basis of expectations which are deemed reasonable.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. FINANCIAL INSTRUMENTS

Schedule P “Categories of Financial Assets and Liabilities”, discloses the measurement categories and fair value hierarchies for financial instruments.

As of the indicated dates, the Group maintains the following portfolios of financial instruments:

Portfolio of Instruments as of 12.31.2019	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Argentine Central Bank’s Bills and Notes	58,141,095	—	—
Government Securities	6,700,187	—	—
Corporate Securities	849,178	—	—
Derivative Financial Instruments	2,329,074	—	—
Repurchase Transactions	—	30,075,478	—
Other Financial Assets	5,024,505	5,890,829	—
Loans and Other Financing	—	358,558,869	—
Other Debt Securities	—	3,103,324	15,916,306
Financial Assets Pledged as Collateral	1,735,692	9,814,894	—
Investment in Equity Instruments	4,554,453	—	—
Liabilities
Deposits	—	393,735,406	—
Liabilities at fair value through profit or loss	1,422,157	—	—
Derivative Financial Instruments	881,099	—	—
Repurchase Transactions	—	—	—
Other Financial Liabilities	—	71,362,718	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	—	22,723,687	—
Debt Securities	—	29,240,851	—
Subordinated Debt Securities	—	15,499,212	—

Portfolio of Instruments as of 12.31.2018	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Argentine Central Bank’s Bills and Notes	107,833,074	—	—
Government Securities	7,229,824	—	—
Corporate Securities	1,749,987	—	—
Derivative Financial Instruments	2,746,893	—	—
Repurchase Transactions	—	3,181,371	—
Other Financial Assets	6,620,071	7,298,580	—
Loans and Other Financing	—	434,899,689	—
Other Debt Securities	—	8,171,631	14,017,361
Financial Assets Pledged as Collateral	5,322,158	11,318,650	—
Investments in Equity Instruments	247,753	—	—
Liabilities
Deposits	—	553,946,288	—
Liabilities at fair value through profit or loss	3,299,188	—	—
Derivative Financial Instruments	2,824,038	—	—
Repurchase Transactions	—	2,997,515	—
Other Financial Liabilities	—	97,275,984	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	—	29,914,292	—
Debt Securities	—	46,124,574	—
Subordinated Debt Securities	—	15,026,155	—

NOTE 4. FAIR VALUES

The Group classifies the fair values of the financial instruments in 3 levels, according to the quality of the data used for their determination

Fair Value Level 1: The fair value of financial instruments traded in active markets (as publicly traded derivative instruments, debt securities or instruments available for sale) is based on the quoted market prices as of the date of the reporting period. If the quoted price is available and there is an active market for the instrument, this will be included in Level 1. Otherwise, it will be included in Level 2.

Fair Value Level 2: The fair value of financial instruments not traded in active markets, for example, over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable inputs and rely to the lower extent possible in the Group’s specific estimates. If all the significant inputs required to obtain the fair value of a financial instrument are observable, the instrument is included in Level 2. If the inputs required to determine the price are not observable, the instrument will be included in Level 3.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Level 3: If one or more relevant inputs are not based on observable market data, the instrument is included in Level 3. This is the case of unlisted financial instruments.

When observable market prices are no longer available, the instrument will be included in Level 3. The instrument will return to Level 1 only when it has observable market price, and it will maintain that Level if it continues quoting. This is called transfer between levels.

Valuation Techniques

The valuation techniques to determine fair values include:

•	Market prices for similar instruments.

•	Determining the estimated present value of instruments.

The valuation technique to determine the fair value Level 2 is based on data other than the quoted price included in Level 1, which are directly observable for assets or liabilities (i.e., prices). For those instruments with no secondary market and which, if having to reverse positions, the Group would have to sell them to the Argentine Central Bank at the rate originally agreed in accordance with the provisions of the controlling authority, the price has been prepared based on such rate accrual.

The valuation technique to determine the fair value of Level 3 financial instruments is based on a method that compares the existing spread between the curve of sovereign bonds and the average yield of primary offerings, for different segments, according to the different risk ratings. If there are no representative primary offerings during the month, the following alternatives will be used:

(i)	Secondary market prices of instruments under the same conditions, which had quoted in the evaluation month.

(ii)	prior-month bidding and/or secondary market prices, which will be taken based on their representativeness.

(iii)	prior month spread applied to the sovereign curve.

(iv)	A specific margin is applied, defined according to historical yields of instruments under the same conditions.

As stated above, the rates and spreads to be used to discount future cash flows and originate the price of the instrument are determined.

All the modifications to the valuation methods are previously discussed and approved by the Group’s key personnel.

The Group’s financial instruments measured at fair value at the end of the reporting period are detailed below:

Portfolio of Instruments as of 12.31.19	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Argentine Central Bank’s Bills and Notes	—	58,141,095	—
Government Securities	1,507,757	—	5,192,430
Corporate Securities	664,317	—	184,861
Derivative Financial Instruments	—	1,398,539	930,535
Other Financial Assets	4,987,105	37,400	—
Other Debt Securities (*)	15,916,306	—	—
Financial Assets Pledged as Collateral	703,669	—	1,032,023
Investments in Equity Instruments	162,003	—	4,392,450
Liabilities
Liabilities at fair value through profit or loss	1,422,157	—	—
Derivative Financial Instruments	—	881,099	—

Total	22,519,000	58,695,935	11,732,299

(*)	It relates to Government Securities measured at fair value through other comprehensive income.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Portfolio of Instruments as of 12.31.18	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Argentine Central Bank’s Bills and Notes	—	107,833,074	—
Government Securities	4,541,662	1,966,052	722,110
Corporate Securities	474,965	55,795	1,219,227
Derivative Financial Instruments	—	2,746,893	—
Other Financial Assets	6,560,076	59,995	—
Other Debt Securities (*)	14,017,361	—	—
Financial Assets Pledged as Collateral	4,898,556	423,602	—
Investments in Equity Instruments	41,219	—	206,534
Liabilities
Liabilities at fair value through profit or loss	2,102,558	1,196,630	—
Derivative Financial Instruments	—	2,824,038	—

Total	28,431,281	109,064,743	2,147,871

(*)	It relates to Government Securities measured at fair value through other comprehensive income.

The evolution of instruments included in Level 3 Fair Value is detailed below:

Level 3	12.31.18	Transfers(*)	Recognition	Derecognition	Income (Loss)	Inflation Effect	12.31.19
Government Securities	722,110	6,629,757	18,222,949	(19,385,862)	(916,017)	(80,507)	5,192,430
Corporate Securities	1,219,227	21,564	6,504,969	(7,274,290)	273,460	(560,069)	184,861
Derivative Financial Instruments	—	—	1,280,629	—	—	(350,094)	930,535
Financial Assets Pledged as Collateral	—	2,176,092	954,328	(1,747,082)	(364,877)	13,562	1,032,023
Investments in Equity Instruments	206,534	(21,612)	5,287,224	—	322,256	(1,401,952)	4,392,450

Total	2,147,871	8,805,801	32,250,099	(28,407,234)	(685,178)	(2,379,060)	11,732,299

(*)	They include the movements of levels of financial instruments classified as fair value Level 3, as described above.

Level 3	12.31.17	Transfers(*)	Recognition	Derecognition	Income (Loss)	Inflation Effect	12.31.18
Government Securities	375,245	1,931,447	15,972,335	(17,099,270)	230,078	(687,725)	722,110
Corporate Securities	2,218,346	598,866	9,772,177	(10,898,949)	572,780	(1,043,993)	1,219,227
Investments in Equity Instruments	128,742	—	—	—	133,739	(55,947)	206,534

Total	2,722,333	2,530,313	25,744,512	(27,998,219)	936,597	(1,787,665)	2,147,871

(*)	They include the movements of levels of financial instruments classified as fair value Level 3, as described above.

The Group’s policy is to recognize transfers between the fair value levels only at the end of the reporting period. Transfers occurred because the instruments without observable market prices were reclassified at Level 3, and the instruments with observable market prices at the end of the year were reclassified at Level 1.

The Group included below the fair value of the instruments not carried at fair value as of the year-end.

Items of Assets/(Liabilities) as of 12.31.19	Book Value	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	130,649,061	130,649,061	130,649,061	—	—
Repurchase Transactions	30,075,478	30,075,478	30,075,478	—	—
Loans and Other Financing	358,558,869	357,853,860	—	—	357,853,860
Other Financial Assets	5,890,829	6,461,047	6,778	—	6,454,269
Other Debt Securities	3,103,324	3,109,828	—	—	3,109,828
Financial Assets Pledged as Collateral	9,814,894	9,814,894	9,814,894	—	—
Liabilities
Deposits	393,735,406	393,891,789	—	—	393,891,789
Financing Received from the Argentine Central Bank and Other Financial Institutions	22,723,687	21,709,108	—	—	21,709,108
Debt Securities	29,240,851	29,626,673	29,626,673	—	—
Subordinated Debt Securities	15,499,212	14,972,940	—	—	14,972,940
Other Financial Liabilities	71,362,718	70,894,505	—	—	70,894,505

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Items of Assets/(Liabilities) as of 12.31.18	Book Value	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	220,456,335	220,456,335	220,456,335	—	—
Repurchase Transactions	3,181,371	3,181,371	3,181,371	—	—
Loans and Other Financing	434,899,689	445,470,066	—	—	445,470,066
Other Financial Assets	7,298,580	7,298,580	7,298,580	—	—
Other Debt Securities	8,171,631	8,464,945	1,173,935	—	7,291,010
Financial Assets Pledged as Collateral	11,318,650	11,318,650	11,318,650	—	—
Liabilities
Deposits	553,946,288	553,604,395	—	—	553,604,395
Financing Received from the Argentine Central Bank and Other Financial Institutions	29,914,292	27,211,986	—	—	27,211,986
Debt Securities	46,124,574	45,025,338	45,025,338	—	—
Subordinated Debt Securities	15,026,155	13,095,846	—	—	13,095,846
Repurchase Transactions	2,997,515	2,991,986	—	—	2,991,986
Other Financial Liabilities	97,275,984	97,276,093	—	—	97,276,093

NOTE 5. CASH AND CASH EQUIVALENTS

Cash equivalents are held to meet short-term payment commitments, rather than for investment or similar purposes. A financial asset is classified as cash equivalent, if it can be readily convertible into a certain amount of cash and its risk of changes in value is immaterial. Accordingly, an investment with original maturity of three months or less is classified as cash equivalent. Equity interests are excluded from cash equivalents.

Cash and cash equivalents break down as follows:

	12.31.19	12.31.18	12.31.17
Cash and Due from Banks	130,649,061	220,456,335	133,903,229
Argentine Central Bank’s Bills and Notes Maturing up to 90 Days	58,141,095	107,862,909	38,430,053
Reverse repurchase Transactions Debtors	29,996,370	3,165,191	21,927,992
Loans to Financial Institutions	—	1,442,948	2,123,635
Overnight Placements in Foreign Banks	7,874,718	8,154,165	656,375
Mutual Funds	4,968,775	5,937,360	5,505,532
Time Deposits	488,928	439,959	447,675

Total Cash and Cash Equivalents	232,118,947	347,458,867	202,994,491

The risk analysis for cash and cash equivalents is presented in Note 45. The information with related parties is disclosed in Note 51.

NOTE 6. DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group’s debt securities at fair value through profit or loss are detailed in Schedule A.

The credit quality of debt securities is disclosed in Note 45.

NOTE 7. DERIVATIVE FINANCIAL INSTRUMENTS

FORWARD EXCHANGE CONTRACT WITH NO DELIVERY OF THE UNDERLYING ASSET

The Electronic Open Market (Mercado Abierto Electrónico, MAE) and the Rosario Forward Market (ROFEX) have trading areas for the closing, recording and settlement of forward financial transactions between their Agents, including Banco Galicia. In general, the settlement of these transactions is made without delivering the underlying asset. The settlement is carried out daily in Argentine pesos for the difference, if any, between the closing price traded of the underlying asset and the closing price or value of the underlying asset of the previous day, the price difference impacting on Income.

The transactions are recorded in Off-balance Sheet Items The accrued balances pending settlement are disclosed in the “Derivative Financial Instruments” line, in Assets and/or Liabilities, as appropriate.

INTEREST RATE SWAPS

These transactions are traded within the scope of the MAE, and feature the daily or monthly settlement in Argentine pesos of the variation between the cash flows calculated at a variable rate (Private Badlar for a period of 30 to 35 days) and the cash flows calculated at a fixed rate or vice versa on the notional agreed, the price difference impacting on Income.

The amounts of transactions as of December 31, 2019 and 2018 are as follows:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Underlying Asset	Type of Settlement	12.31.19(*)	12.31.18(*)
Currency Forward Transactions
Purchases	Foreign currency	Daily difference	18,207,108	59,781,682
Sales	Foreign currency	Daily difference	12,652,852	49,653,059
Customers´ Purchases	Foreign currency	Daily difference	9,939,003	5,651,732
Customers´ Sales	Foreign currency	Daily difference	15,469,476	15,624,173
Interest Rate Swaps
Swaps	Others	Other	360,242	708,001
Other Currency Swaps	Others	Other	—	2,401
Repurchase Transactions
Forward Purchases	Government Securities	With delivery of the underlying asset	—	3,024,074
Forward Sales	Government Securities	With delivery of the underlying asset	29,968,733	3,171,280
Call Options Bought and Written on Futures			—	—
Call Options Written on Dollar	Dollar		—	—
Call Options Purchase on Gold	Gold		—	—
Call Options Written on Gold	Gold		—	—

(*)	Notional values.

For further details, refer to Schedule O.

NOTE 8. REPURCHASE TRANSACTIONS

As of the indicated dates, the Group maintains the following repurchase transactions:

	12.31.19	12.31.18
Debtors for Reserve Repurchase Transactions of Government Securities	29,996,370	3,165,191
Interest Accrued Receivable for Reserve Repurchase Transactions	79,108	16,180

Total Repurchase Transactions - Assets	30,075,478	3,181,371

	12.31.19	12.31.18
Creditors for Repurchase Transactions of Government Securities	—	2,990,202
Interest Accrued Payable for Repurchase Transactions	—	7,313

Total Repurchase Transactions - Liabilities	—	2,997,515

At the closing of previous fiscal year, the Group maintained Repurchase Transactions, for which it carried out cash sales transactions of a security, agreeing upon the forward purchase transaction, thereby retaining substantially all the risks and benefits associated with the instruments, recognizing them in “Financial Assets Pledged as Collateral”, for not meeting the provisions of point 3.4.2 (Derecognition of assets), of IFRS 9 “Financial Instruments”.

The residual values of the assets transferred in repurchase transactions are presented in Note 7 and Schedule O.

	12.31.19	12.31.18
Reverse Repurchase Transactions recorded in Off-Balance Sheet Items	29,968,733	3,171,280
Repurchase Transactions recorded in Financial Assets Pledged as Collateral	—	3,024,074

NOTE 9. OTHER FINANCIAL ASSETS

As of the indicated dates, the balances of “Other Financial Assets” correspond to:

	12.31.19	12.31.18
Receivables from Spot Sales of Foreign Currency Pending Settlement	79,227	2,995,400
Receivables from Spot Sales of Government Securities Pending Settlement	179,091	2,473,011
Sundry Debtors	4,624,201	1,247,207
Mutual Funds	4,987,105	6,560,077
Premiums from financial guarantee contracts	643,334	319,942
Others	518,365	323,014
Minus: Allowances	(115,989)	—

Total	10,915,334	13,918,651

Related-party information is disclosed in Note 51.

The credit rating quality analysis of Other Financial Assets as of December 31, 2019 was as follows:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Debtors for Sale of Foreign Currency	Debtors for Cash sale of Government Securities to be Settled	Sundry Debtors	Mutual Funds	Premiums from financial guarantee contracts	Other
To de Due	79,227	179,091	4,509,961	4,987,105	643,334	518,365
Past-due without Impairment	—	—	—	—	—	—
Impaired/Uncollectible	—	—	114,240	—	—	—
Allowances	—	—	(115,989)	—	—	—

Total	79,227	179,091	4,508,212	4,987,105	643,334	518,365

NOTE 10. LOANS AND OTHER FINANCING

The composition of the Loans and Other Financing portfolio as of the indicated dates is detailed below:

	12.31.19	12.31.18
Non-financial Public Sector	6,829	18,117
Argentine Central Bank	22,374	820
Financial Institutions	10,795,553	12,217,957
Loans	10,795,553	12,217,957
Non-financial Private Sector and Residents Abroad	373,578,178	446,748,042
Loans	362,075,866	436,182,119
Advances	15,892,268	22,198,905
Overdrafts	75,080,343	55,410,836
Mortgage Loans	15,052,635	18,141,466
Pledge Loans	3,208,665	1,535,183
Personal Loans	27,645,893	44,834,347
Credit Card Loans	149,459,966	174,438,809
Other Loans	61,782,565	115,056,334
Accrued Interest, Adjustments and Quotation Differences Receivable	15,245,566	8,288,948
Documented Interest	(1,292,035)	(3,722,709)
Financial Leases	2,225,646	3,381,308
Other Financing	9,276,666	7,184,615
Less: Allowances	(25,844,065)	(24,085,247)

Total	358,558,869	434,899,689

Classification of Loans and Other Financing as per situation and guarantees received, is detailed in Schedule B.

The concentration of Loans and Other Financing is detailed in Schedule C.

The breakdown for term of Loans and Other Financing is detailed in Schedule D.

The risk analysis for Loans and Other Financing is presented in Note 45.

The information with related parties is disclosed in Note 51.

NOTE 11. OTHER DEBT SECURITIES

The Group’s “Other Debt Securities” are detailed in Schedule A.

NOTE 12. FINANCIAL ASSETS PLEDGED AS COLLATERAL

The Financial Assets Pledged as Collateral valuated in accordance with their underlying asset for the years under analysis are detailed below:

	12.31.19	12.31.18
Deposits as Collateral	4,025,086	5,635,649
Special Accounts as Collateral—Argentine Central Bank	7,525,500	7,981,085
Forward Purchases of Monetary Regulatory Instruments	—	82,663
Others	—	2,941,411

Total	11,550,586	16,640,808

The restricted availability assets are detailed in Note 53.2.

NOTE 13. CURRENT INCOME TAX ASSETS

As of the indicated dates, the balances of Current Income Tax Assets correspond to:

	12.31.19	12.31.18
Tax Advances	40,089	145,378
Minimum Notional Income Tax – Tax Credit	414	637

Total	40,503	146,015

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. INVESTMENTS IN EQUITY INSTRUMENTS

The Group’s “Investments in Equity Instruments” are detailed in Schedule A.

NOTE 15. EQUITY INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

Equity Investments in Subsidiaries

The basic information regarding Grupo Financiero Galicia’s consolidated subsidiaries is detailed as follows:

	Direct and Indirect Shareholding		Equity Investment %
Company	12.31.19	12.31.18	12.31.19	12.31.18
Banco de Galicia y Buenos Aires S.A.U.	668,549,353	668,549,353	100	100
Cobranzas Regionales S.A.	8,300	8,300	83	83
Galicia Administradora de Fondos S.A.	20,000	20,000	100	100
Galicia Broker Asesores de Seguros S.A.	71,310	71,310	99.99	99.99
Galicia Retiro Compañía de Seguros S.A.	7,727,271	7,727,271	100	99.99
Galicia Seguros S.A.	1,830,883	1,830,883	100	99.99
Galicia Valores S.A.	1,000,000	1,000,000	100	100
Galicia Warrants S.A.	1,000,000	1,000,000	100	100
IGAM LLC	73,996,713	—	100	—
Naranja Digital Compañía Financiera S.A.U.	541,631,025	—	83	—
Nargelon S.A.	12,000	—	100	—
Ondara S.A.	12,955,140	13,636,990	83.85	83.85
Sudamericana Holding S.A.	185,653	185,653	100	100
Tarjeta Naranja S.A.	2,344	2,344	83	83
Tarjetas Regionales S.A.	894,552,668	894,552,668	83	83

The following are the balances of subsidiaries, according to IFRS as of the indicated dates:

	12.31.19
Company	Assets	Liabilities	Shareholders’ Equity	Net Income(*)
Banco de Galicia y Buenos Aires S.A.U.	616,356,204	520,058,711	96,297,493	22,283,115
Cobranzas Regionales S.A.	515,742	232,518	283,224	(220,198)
Galicia Administradora de Fondos S.A.	449,556	72,094	377,462	222,004
Galicia Broker Asesores de Seguros S.A. (**)	49,949	28,586	21,363	32,422
Galicia Retiro Compañía de Seguros S.A. (**)	359,069	281,300	77,769	(20,150)
Galicia Seguros S.A. (**)	3,218,853	1,998,800	1,220,053	584,514
Galicia Valores S.A.	2,245,459	2,111,959	133,500	(14,390)
Galicia Warrants S.A.	582,705	125,248	457,457	125,761
IGAM LLC	2,248,455	2,113,455	135,000	52,664
Naranja Digital Compañía Financiera S.A.U.	877,786	260,657	617,129	(88,672)
Nargelon S.A.	822	—	822	(17)
Ondara S.A.	35,405	1,062	34,343	(5,308)
Sudamericana Holding S.A. (**)	4,454,535	2,465,348	1,989,187	633,806
Tarjeta Naranja S.A.	63,841,837	48,135,731	15,706,106	1,354,380
Tarjetas Regionales S.A.	66,115,999	49,096,623	17,019,376	652,906

(*)	Income attributable to the shareholders of the parent. Not including “Other Comprehensive Income”.
(**)	Net income for the twelve-month period ended December 31, 2019.

	12.31.18
Company	Assets	Liabilities	Shareholders’ Equity	Net Income(*)
Banco de Galicia y Buenos Aires S.A.U.	793,229,582	717,628,223	75,601,359	(3,149,535)
Cobranzas Regionales S.A.	169,393	104,221	65,172	10,594
Galicia Administradora de Fondos S.A.	764,532	80,602	683,930	592,487
Galicia Broker Asesores de Seguros S.A. (**)	40,727	20,586	20,141	38,544
Galicia Retiro Compañía de Seguros S.A. (**)	383,149	287,322	95,827	37,371
Galicia Seguros S.A.(**)	4,158,837	2,545,391	1,613,446	837,036
Galicia Valores S.A.	398,327	61,344	336,983	102,572
Galicia Warrants S.A.	680,711	349,015	331,696	175
Ondara S.A.	34,629	34	34,595	2,517
Sudamericana Holding S.A.(**)	4,998,084	3,007,467	1,990,617	310,366
Tarjeta Naranja S.A.	78,753,854	64,417,444	14,336,410	3,182,312
Tarjetas Regionales S.A.	81,090,411	65,501,337	15,589,074	(3,290,972)

(*)	Income attributable to the shareholders of the parent. Not including “Other Comprehensive Income”.
(**)	Net income for the twelve-month period ended December 31, 2018.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. LEASES

This Note provides information for leases where the Grupo is the lessee:

(i)	Amounts recognized in the Statement of Financial Position:

12.31.19
Right-of-use asset (1)	3,681,146
Real estate	3,681,146
Lease Liabilities (2)	3,768,154
(1)	Recorded in the Property, Plant and Equipment item, for right of use of real property, see Note 17.
(2)	Recorded in the item Other Financial Liabilities, see Note 25.

In the previous year, the Grupo only recognized lease assets and liabilities in relation to leases that were classified as “finance leases” according to IAS 17 Leases. The Assets were presented in the item Property, Plant and Equipment, and the liabilities in the item Other Non-financial Liabilities. For the adjustments recognized in the adoption of IFRS 16 on January 1, 2019, refer to Note 1.1.(d).

Additions to the right-of-use assets during the 2019 financial year were Ps.184,634.

The maturity of lease liabilities is disclosed in Note 45.

(ii)	Amounts recognized in the Statement of Income:

12.31.19
Charge for depreciation of right-of-use assets (1)(2)	964,519
Interest Expenses (3)	375,449
Expenses related to short-term leases (4)	24,298
Expenses related to low-value assets leases (4)	75,447
Sublease Income (5)	1,576
(1)	Depreciation for right of use of Real Property.
(2)	Recorded in the item Depreciation and Impairment of assets, see Note 39.
(3)	Recorded in the item Other Operating Expenses, Lease Interest, see Note 40.
(4)	Recorded in the item Administrative Expenses, see Note 38.
(5)	Recorded in the item Other Operating Income, see Note 34.

The evolution of right-of-use assets and lease liabilities during the year 2019 is as follows:

Right-of-use assets	2019
Balances at the beginning of the year	—
Adjustment on adoption of IFRS 16	4,461,031

Adjusted balances at the beginning of the period	4,461,031
Additions	184,634
Depreciation of the year	(964,519)

Balances at the end of the year	3,681,146

Lease liabilities	2019
Balances at the beginning of the year	—
Adjustment on adoption of IFRS 16	4,461,031

Adjusted balances at the beginning of the period	4,461,031
New contracts	184,634
Lease payments	(1,000,344)
Leases financial cost	375,449
Translation differences and inflation adjustment	(252,616)

Balances at the end of the year	3,768,154

The total cash flows related to leases was Ps.1,000,344.

NOTE 17. PROPERTY, PLANT AND EQUIPMENT

Changes in “Property, Plant and Equipment” are detailed in Schedule F.

The carrying amounts of “Property, Plant and Equipment” do not exceed their recoverable values.

NOTE 18. INTANGIBLE ASSETS

Changes in “Intangible Assets” are detailed in Schedule G.

The carrying amounts of “Intangible Assets” do not exceed their recoverable values.

NOTE 19. DEFERRED INCOME TAX ASSETS/LIABILITIES

Changes in “Deferred Income Tax Assets and Liabilities” during the fiscal years ended December 31, 2019 and December 31, 2018 are as follows:

Deferred Tax Assets

Item	12.31.18	Charge to Income	Allowance for Impairment	Others	12.31.19
Valuation of Securities	1,429	37,194	—	(994)	37,629
Loans and Other Financing	4,468,356	(1,325,435)	—	—	3,142,921
Tax Loss Carryforwards	5,920	43,011	—	—	48,931
Other Non-financial Assets	52,295	(40,937)	—	—	11,358
Non-current Assets Held for Sale	1,280	(1,280)	—	—	—
Allowance for Impairment	38,473	(31,465)	—	—	7,008
Provisions	679,573	1,057,860	—	—	1,737,433
Other Non-financial Liabilities	651,116	(198,334)	—	—	452,782
Foreign Currency Quotation Differences	8,070	(8,070)	—	—	—
Inflation adjustment deferral	—	5,813,416	—	—	5,813,416
Others	35,220	30,764	—	—	65,984

Totals	5,941,732	5,376,724	—	(994)	11,317,462

Net deferred tax assets in subsidiaries with net liability position	(4,444,981)	(4,065,544)	—	—	(8,510,525)

Deferred tax assets	1,496,751	1,311,180	—	(994)	2,806,937

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred Tax Liabilities

Item	12.31.18	Charge to Income	Allowance for Impairment	Others	12.31.19
Valuation of Securities	(193,640)	172,643	—	—	(20,997)
Other Financial Assets	(75,983)	23,802	—	—	(52,181)
Loans and Other Financing	(15,214)	15,214	—	—	—
Property, Plant and Equipment	(6,067,770)	(1,530,065)	—	—	(7,597,835)
Intangible Assets	(269,674)	(461,476)	—	—	(731,150)
Other Non-financial Assets	(581,085)	(38,469)	—	—	(619,554)
Non-current Assets Held for Sale	—	(1,544,067)	—	—	(1,544,067)
Other Financial Liabilities	(24,507)	(963)	—		(25,470)
Subordinated Negotiable Obligations	(27,070)	15,285	—	—	(11,785)
Provision	—	(109,081)	—	—	(109,081)
Other Non-financial Liabilities	—	(13,352)	—	—	(13,352)
Foreign Currency Quotation Differences	—	(2,950)	—	—	(2,950)
Others	(118,462)	117,658	—	—	(804)

Totals	(7,373,405	(3,355,821)	—	—	(10,729,226)

Net deferred tax liabilities in subsidiaries with net asset position	4,444,981	4,065,544	—	—	8,510,525

Deferred tax liabilities	(2,928,424)	709,723	—	—	(2,218,701)

Deferred Tax Assets

Item	12.31.17	Charge to Income	Allowance for Impairment	Others	12.31.18
Valuation of Securities	66,740	(65,311)	—	—	1,429
Loans and Other Financing	1,934,613	2,533,743	—	—	4,468,356
Intangible Assets	397,226	(397,226)	—	—	—
Tax Loss Carryforwards	—	11,710	(5,790)	—	5,920
Other Non-financial Assets	61,736	(9,441)	—	—	52,295
Non-current Assets Held for Sale	3,237	(4,843)	2,886	—	1,280
Allowance for Impairment	7,090	31,383	—	—	38,473
Other Financial Liabilities	1,403	(1,403)	—	—	—
Provisions	334,264	345,309	—	—	679,573
Other Non-financial Liabilities	767,716	(116,600)	—	—	651,116
Foreign Currency Quotation Differences	8,535	(465)	—	—	8,070
Others	75	35,145	—	—	35,220

Totals	3,582,635	2,362,001	(2,904)	—	5,941,732

Net deferred tax assets in subsidiaries with net liability position	(2,409,555)	(2,035,426)	—	—	(4,444,981)

Deferred tax assets	1,173,080	326,575	(2,904)	—	1,496,751

Deferred Tax Liabilities

Item	12.31.17	Charge to Income	Allowance for Impairment	Others	12.31.18
Valuation of Securities	(33,485)	(160,155)	—	—	(193,640)
Other Financial Assets	(58,349)	(17,634)	—	—	(75,983)
Loans and Other Financing	(12,605)	(2,609)	—	—	(15,214)
Property, Plant and Equipment	(4,626,114)	(1,441,656)	—	—	(6,067,770)
Intangible Assets	—	(269,674)	—	—	(269,674)
Other Non-financial Assets	(237,386)	(343,699)	—	—	(581,085)
Non-current Assets Held for Sale	(589,089)	589,089	—	—	—
Other Financial Liabilities	—	(24,507)	—	—	(24,507)
Subordinated Negotiable Obligations	(31,276)	4,206	—	—	(27,070)
Other Non-financial Liabilities	(820)	820	—	—	—
Others	(33,282)	(85,180)	—	—	(118,462)

Totals	(5,622,406)	(1,750,999)	—	—	(7,373,405)

Net deferred tax liabilities in subsidiaries with net asset position	2,409,555	2,035,426	—	—	4,444,981

Deferred tax liabilities	(3,212,851)	284,427	—	—	(2,928,424)

In addition, the expiration dates of tax loss carryforwards are as follows:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2018	19,733	2023	5,920
2019	143,370	2024	43,011
			48,931

NOTE 20. ASSETS/LIABILITIES FOR INSURANCE CONTRACTS

Assets related to insurance contracts as of the indicated dates are detailed as follows:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Assets from Insurance Contracts	12.31.19	12.31.18
Premiums Receivable	1,157,672	1,483,274
Credits with Reinsurers	641	8,247
Fees Receivables	3,714	3,777
Others	19,485	16,108

Total	1,181,512	1,511,406

Liabilities related to insurance contracts as of the indicated dates are detailed as follows:

Liabilities from Insurance Contracts	12.31.19	12.31.18
Debts with Insured Persons	597,791	574,718
Debts with Reinsurers	3,350	14,925
Debts with Co-insurers	1,468	4,060
Debts with Producers	302,402	286,020
Technical Commitments	817,418	878,729
Pending Claims in charge of Reinsures	(253,794)	(61,342)

Total	1,468,635	1,697,110

Debts with Insured Persons	12.31.19	12.31.18
Property & Casualty Insurance	396,514	162,318
Direct Administrative Insurance	320,483	92,481
Direct Insurance in Lawsuits	11,255	15,331
Direct Insurance in Mediation	1,604	654
Settled Claims Payable	5,608	2,475
Pending Claims, Active Reinsurance and Retrocession	2,107	1,597
Claims Incurred but not Reported (IBNR)	55,457	49,780
Life Insurance	201,096	412,386
Direct Administrative Insurance	175,748	375,120
Direct Insurance in Lawsuits	5,523	7,310
Direct Insurance in Mediation	6,538	1,028
Settled Claims Payable	417	2,191
Pending Claims, Active Reinsurance and Retrocession	6,900	6,769
Claims Incurred but not Reported (IBNR)	5,861	19,558
Redemptions Payable	109	408
Creditors for Premiums to be Refunded	—	2
Retirement Insurance	181	14
Annuities Payable in Arrears	8	14
Others	173	—

Total	597,791	574,718

Debt with Reinsurers and Coinsurance	Current Account	Reinstatement Premiums	Minimum Deposit Premium to Be Accrued	Deposits as Collateral	Unpaid Losses to Be Borne by Reinsurers	Total
IBNR in charge of Reinsurers	21,026	—	(17,676)	—	(253,794)	(250,444)
Debts with Co-insurers	1,468	—	—	—	—	1,468

Total as of 12.31.19	22,494	—	(17,676)	—	(253,794)	(248,976)

Total as of 12.31.18	24,491	—	(12,150)	—	(39,876)	(27,535)

Debts with Producers	12.31.19	12.31.18
Checking Account—Producers	81,497	69,571
Fees for Premiums Receivable	190,342	174,196
Production Expenses Payable	30,563	42,253

Total	302,402	286,020

Technical Commitments	12.31.19	12.31.18
Ongoing and Similar Risk	448,501	503,635
Premiums and Surcharges	434,639	487,144
Premiums on Passive Reinsurance	(14,490)	(22,330)
Active Reinsurance	28,259	38,821
Insufficient Premiums	93	—
Mathematical Reserves	368,917	375,094
Mathematical Reserves for Individual Life Insurance	115,376	123,904
Mathematical Reserves for Individual Retirement Insurance	67,731	103,203
Mathematical Reserves of Life Annuities	135,007	146,416
Provision for the Mathematical Reserve Recomposition	28	11
Fluctuation Funds	50,775	1,560

Total	817,418	878,729

Insurance liabilities were recorded according to the liability adequacy test, using the current estimates of future cash flows derived from insurance contracts. The assumptions used are as follows:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.19	12.31.18
Mortality Table	GAM 94	GAM 94
Investment (Discount) Rate	2.74%	3.38%
Life Insurance Reference Rate	Projection of Life Insurance Reference Rate based on CER proportion, starting from 1.19% for voluntary retirement, and 0.88% for Annuities.	Projected benchmark rate based on a share of CER starting with 1.36% in the case of voluntary retirement and 1.63% in the case of life annuities.
Administrative Expenses	453 for voluntary retirement and 620 for annuities	682 in the case of voluntary retirement and 620 in the case of life annuities

NOTE 21. OTHER NON-FINANCIAL ASSETS

“Other Non-financial Assets” break down as follows:

	12.31.19	12.31.18
Payments on behalf of thirds parties	279,299	—
Advances of fee to Directors and Syndics	4,564	3,186
Advance to Personnel	2,064	77,508
Tax Credits	481,751	177,766
Payments made in Advance	970,268	690,008
Advances for Purchase of Assets	2,961,867	1,755,403
Investment properties (*)	435,792	447,489
Other Sundry Assets Measured at Cost	1,026,207	1,072,206
Assets Taken in Defense of Credits	3,802	50,537
Others	285,794	71,307

Total	6,451,408	4,345,410

(*)	Changes in “Investment Properties” are detailed in Schedule F.

Related-party information is disclosed in Note 51.

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The Group has classified the following assets as “Assets Held for Sale and Discontinued Operations”:

	12.31.19	12.31.18
Interest in Companies	—	638,063
Prisma Medios de Pago S.A.	—	638,063
Other Debt Securities	—	290,662
Financial Trust Crecere III, IV, V, VI, VII and VIII	—	290,662
Property, Plant and Equipment	39,008	6,599
Real Estate	39,008	6,599

Total	39,008	935,324

Prisma Medios de Pago S.A.:

In the previous fiscal year, the interest in Prisma Medios de Pago S.A. was classified as Assets Held for Sale, with a book value as of December 31,2018 amounting to Ps.638,063.

Under the framework of the divestment commitment assumed by Prisma Medios de Pago S.A. and its shareholders before the National Commission of Competence Defense, on February 1, 2019, the Group transferred 3,182,444 ordinary shares, representing 7.7007% capital stock of Prisma Medios de Pago S.A. in favor of AL ZENITH (Netherlands) B.V. (a related party of Advent International Global Private Equity).

The total price of the transaction amounted to USD 104,469 thousand, composed of USD 63,073 thousand received on transaction date and USD 41,396 thousand will be paid during the next 5 years.

Additionally, the Group has a put option related to Banco Galicia’s right to sell its interest in Prisma Medios de Pago S.A. to AL ZENITH (Netherlands) B.V., the exercise date being 34 months from the date of the transaction.

The Group´s remaining holding in Prisma Medios de Pago S.A. has been classified as Investment in equity securities and measured at fair value through profit or loss.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23. DEPOSITS

Deposits break down as follows as of the indicated dates:

	12.31.19	12.31.18
In Pesos	250,537,893	303,710,875
Checking Accounts	67,565,801	61,308,936
Savings Accounts	59,493,868	94,035,691
Time Deposits	116,003,459	137,225,899
Time Deposits – UVA	750,248	3,052,878
Others	1,696,681	1,959,117
Interest and Adjustments	5,027,836	6,128,354
In Foreign Currency	143,197,513	250,235,413
Savings Accounts	117,866,173	211,923,669
Time Deposits	24,329,623	37,018,326
Others	938,188	1,219,597
Interest and Adjustments	63,529	73,821

Total	393,735,406	553,946,288

The concentration of deposits is detailed in Schedule H.

The breakdown of deposits by remaining term is detailed in Schedule I.

The breakdown of deposits by sector is detailed in Schedule P.

Related-party information is disclosed in Note 51.

NOTE 24. LIABILITIES MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

“Liabilities measured at fair value through profit or loss” are detailed in Schedules I and P. They include liabilities for transactions with third-party government securities.

NOTE 25. OTHER FINANCIAL LIABILITIES

The account breaks down as follows as of the indicated dates:

	12.31.19	12.31.18
Creditors for Purchase to be Settled	56,331	2,326,249
Collections and Other Transactions on Behalf of Third Parties	11,735,939	11,763,391
Obligations for Purchase Financing	48,034,052	56,755,829
Creditors for Purchase of Foreign Currency to be Settled	1,643,463	22,167,223
Accrued Fees Payable	507,847	530,060
Sundry Items Subject to Minimum Cash	647,130	780,086
Sundry Items not Subject to Minimum Cash	4,110,845	2,463,907
Lease Liabilities	3,768,154	—
Other Financial Liabilities	858,957	489,239

Total	71,362,718	97,275,984

NOTE 26. LOANS FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS

The account breaks down as follows as of the indicated dates:

	12.31.19	12.31.18
Argentine Central Bank Financing	22,449	44,111
Correspondents	373,901	2,436,148
Financing from Local Financial Institutions	5,597,950	8,798,571
Financing from Foreign Financial Institutions	10,469,987	11,497,540
Financing from International Financial Institutions	6,259,400	7,137,922

Total	22,723,687	29,914,292

The following table details the credit lines with local and international financial institutions and entities as of the indicated dates:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial Institutions and/or Agencies	Placement Date	Currency	Term(*)	Rate(*)	Maturity	Amount as of 12.31.19(**)
Local Institutions						5,620,399
BICE	Sundry Dates	Ps.	1,778 days	47	Sundry Dates	1,941,272
BICE	Sundry Dates	USD	1,762 days	5.8	Sundry Dates	887,961
Call Taken	12.30.19	Ps.	3 days	41.6	01.01.20	501,000
Argentine Central Bank	12.30.19	Ps.	3 days	—	01.01.20	22,449
Other Lines (1)	Sundry Dates	Ps.	364 days	53.9	Sundry Dates	2,267,717
International Institutions						17,103,288
Correspondents	12.31.19	USD	2 days	—	01.01.20	373,901
IFC	Sundry Dates	USD	1.355 days	4.74	Sundry dates	5,561,679
Prefinancing	Sundry Dates	USD	167 days	6.03	Sundry dates	10,667,529
IDB	Sundry Dates	USD	361 days	5.73	Sundry dates	500,179

Total						22,723,687

(*)	Weighted average.
(**)	It includes principal and interest.
(1)	Relates to regional credit-card companies’ credit lines.

Financial Institutions and/or Agencies	Placement Date	Currency	Term(*)	Rate(*)	Maturity	Amount as of 12.31.18(**)
Local Institutions						8,842,682
BICE	Sundry Dates	Ps.	1,838 days	50.88	Sundry Dates	4,375,835
BICE	Sundry Dates	USD	1,792 days	4.36	Sundry Dates	178,136
Call Taken	12.28.18	Ps.	5 days	55.94	01.02.19	1,236,900
Argentine Central Bank	12.28.18	Ps.	5 days	—	01.02.19	42,582
Argentine Central Bank	12.18.18	USD	5 days	—	01.02.19	1,529
Other Lines (1)	Sundry Dates	Ps.	364 days	45.89	Sundry Dates	3,007,700
International Institutions						21,071,610
Correspondents	12.31.18	USD	2 days	—	01.02.19	2,436,148
IFC	Sundry Dates	USD	945 days	5.78	Sundry Dates	7,062,458
Prefinancing	Sundry Dates	USD	235 days	3.96	Sundry Dates	8,682,236
IDB	Sundry Dates	USD	351 days	4.44	Sundry Dates	2,890,768

Total						29,914,292

(*)	Weighted average.
(**)	It includes principal and interest.
(1)	Relates to regional credit-card companies’ credit lines.

NOTE 27. DEBT SECURITIES

The following is a breakdown of the Global Programs for the Issuance of Debt securities outstanding:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company	Authorized Amount (*)	Type of Debt Securities	Program Term	Approval Date by Shareholders’ Meeting	CNV Approval
Grupo Financiero Galicia S.A.	USD 100,000	Simple debt securities not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended by Resolution No. 17343 dated 05/08/14 and Provision No. DI-2019-63-APN-GE#CNV dated 08.06.19. Authorization of Increase, Resolution No. 17064 dated 04.25.13

Banco de Galicia y Buenos Aires S.A.U.	USD 2,100,000	Simple debt securities, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05, 04.14.10, 04.29.15 and 11.09.16	Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10 and Resolution No. 17883 dated 11.20.15. Increase of the amount approved by Resolutions Nos. 17883 dated 11.20.15, No. 18081 dated 06.10.16, No. 18480 dated 01.26.17 and No. 19520 dated 05.17.18

Banco de Galicia y Buenos Aires S.A.U.	USD 2,100,000	Simple debt securities not convertible into shares		04.25.19	Frequent Issuer Registration No. 11, granted by Resolution No. RESCFC-2019-2055-APN-DIR#CNV, dated 11/13/19 of CNV´s Board of Directors

Tarjeta Naranja S.A.	USD 650,000	Simple debt securities, not convertible into shares	5 years	03.08.12	Resolution No. 16822 dated 05.23.12 and extended through Resolution No. 17676 dated 05.21.15.

Tarjetas Cuyanas S.A.	USD 250,000	Simple debt securities, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10 and 02.15.13	Resolution No. 16328 dated 05.18.10 Authorization of the increase, Resolution No. 17072 dated 05.02.13

(*)	Or its equivalent in any other currency.

The Company has the following Unsubordinated Debt securities outstanding issued under the Global Programs detailed in the table above as of December 31, 2019, net of repurchases of Own Debt:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company	Placement Date	Currency	Class N°	Face Value		Type(**)	Term	Maturity Date	Rate	Issuance Authorized by the CNV	Book Value(*) as of 12.31.19
Banco de Galicia y Buenos Aires S.A.U.	02.17.17	Ps.	Class III	USD150,537	(1)	Simple	36 Months	02.17.20	(2)	02.06.17	1,060,496
Banco de Galicia y Buenos Aires S.A.U.	05.18.17	Ps.	IV	2,000,000		Simple	36 Months	05.18.20	(3)	05.08.17	1,731,308
Banco de Galicia y Buenos Aires S.A.U.	04.26.18	Ps.	V Series I	4,209,250		Simple	24 Months	04.26.20	(4)	04.18.18	3,867,585
Banco de Galicia y Buenos Aires S.A.U.	04.26.18	Ps.	V Series II	2,032,833		Simple	36 Months	04.26.21	(5)	04.18.18	1,802,598
Banco de Galicia y Buenos Aires S.A.U.	11.25.19	Ps.	VII (6)	4,182,280		Simple	6 Months	05.25.20	(7)	11.13.19	4,271,544
Tarjeta Naranja S.A.	06.29.16	Ps.	XXXIV Series II	475,397		Simple	1,461 days	06.29.20	Minimum 32% Rate/ Badlar +4.67%	06.21.16	395,853
Tarjeta Naranja S.A.	09.27.16	Ps.	XXXV Series II	774,389		Simple	1,461 days	09.27.20	Minimum 26% Rate/ Badlar +3.99%	09.15.16	655,174
Tarjeta Naranja S.A.	04.11.17	Ps.	XXXVII	3,845,700		Simple	1,826 days	04.11.22	Minimum 15% Rate/ Badlar + 3.50%	03.30.17	4,341,930
Tarjeta Naranja S.A.	04.10.18	Ps.	XL Series II	1,402,500		Simple	914 days	10.10.20	Minimum 27% Rate/ Badlar + 3.69%	03.27.18	1,463,896
Tarjeta Naranja S.A.	11.15.18	Ps.	XLI Series II	343,555		Simple	547 days	05.15.20	Badlar + 10%	—	351,555
Tarjeta Naranja S.A.	02.19.19	Ps.	XLIII	1,583,895		Simple	547 days	08.18.20	Badlar + 7%	—	1,482,756
Tarjeta Naranja S.A.(***)	07.26.16	Ps.	XXV	400,000		Simple	1,461 days	07.26.20	Minimum 30% Rate/ Badlar + 3.94%	07.13.16	424,009
Tarjeta Naranja S.A.(***)	10.24.16	Ps.	XXVI Series II	350,237		Simple	1,461 days	10.24.20	Minimum 26% Rate/ Badlar + 4.00%	10.14.16	372,994
Tarjeta Naranja S.A.(***)	02.10.17	Ps.	XXVII Series II	500,000		Simple	1,095 days	02.10.20	Minimum 23.5% Rate/ Badlar + 3.50%	02.02.17	475,731
Tarjeta Naranja S.A.(***)	06.09.17	Ps.	XXVIII Series II	371,825		Simple	1,461 days	06.09.21	Minimum 25% Rate/ Badlar + 3.70%	05.29.17	373,802

Total											23,071,231

(*)	It includes principal and interest.
(**)	Not convertible into shares.
(***)	Negotiable Obligations merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.
(1)

In accordance with the issuance conditions, they were converted into Ps. 2,360,360. The foreign exchange risk is assumed by the investor because the services of interest and principal are calculated based on the amount of principal in Argentine pesos and converted into payments in US dollars on each payment date.

(2)	Variable rate equivalent to simple arithmetical average of private Badlar rates plus 2.69%, to be paid quarterly from May 17, 2017 onwards.
(3)	Variable rate equivalent to simple arithmetical average of private Badlar rates plus 2.98%, to be paid quarterly from August 18, 2017 onwards.
(4)	25.98% Fixed Annual Nominal Rate, interest and amortization will be paid fully at maturity.
(5)	Variable rate equivalent to simple arithmetical average of private Badlar rates plus 3.5%, to be paid quarterly from July 26, 2018 onwards. The amortization of this series will be made at maturity.
(6)	Issued under the Frequent Issuer Regime.
(7)	Variable rate equivalent to simple arithmetical average of private Badlar rates plus 4%, to be paid on February 25 and May 25.

On June 21, 2018, Banco de Galicia y Buenos Aires S.A.U. issued the “Green Bond” which was entirely acquired by the International Finance Corporation. The Green Bond is a 7-year facility, with interest payable every six months. The Green Bond has a 36-month grace period in respect of the repayment of principal, followed by payments in 9 installments due every six months. As of December 31, 2019, the carrying amount of the Green Bond totals Ps.6,169,620.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has the following Unsubordinated Debt Securities outstanding issued under the Global Programs detailed in the table above as of December 31, 2018, net of repurchases of Own Debt:

Company	Placement Date	Currency	Class N°	Face Value		Type(**)	Term	Maturity Date	Rate	Issuance Authorized by the CNV	Book Value(*) as of 12.31.18
Banco de Galicia y Buenos Aires S.A.U.	02.17.17	Ps.	Class III	USD150,537	(1)	Simple	36 Months	02.17.20	(2)	02.06.17	3,802,199
Banco de Galicia y Buenos Aires S.A.U.	05.18.17	Ps.	IV	2,000,000		Simple	36 Months	05.18.20	(3)	05.08.17	3,271,281
Banco de Galicia y Buenos Aires S.A.U.	04.26.18	Ps.	V Series I	4,209,250		Simple	24 Months	04.26.20	(4)	04.18.18	7,535,403
Banco de Galicia y Buenos Aires S.A.U.	04.26.18	Ps.	V Series II	2,032,833		Simple	36 Months	04.26.21	(5)	04.18.18	3,345,830
Tarjeta Naranja S.A.	04.13.16	Ps.	XXXIII Series II	366,908		Simple	1,095 days	04.13.19	Minimum 37% Rate/ Badlar +5.40%	03.28.16	635,025
Tarjeta Naranja S.A.	06.29.16	Ps.	XXXIV Series II	475,397		Simple	1,461 days	06.29.20	Minimum 32% Rate/ Badlar +4.67%	06.21.16	832,396
Tarjeta Naranja S.A.	09.27.16	Ps.	XXXV Series II	774,389		Simple	1,461 days	09.27.20	Minimum 26% Rate/ Badlar +3.99%	09.15.16	1,119,900
Tarjeta Naranja S.A.	12.07.16	Ps.	XXXVI Series II	636,409		Simple	1,095 days	12.07.19	Minimum 25.25% Rate/ Badlar + 4%	11.23.16	997,903
Tarjeta Naranja S.A.	04.11.17	Ps.	XXXVII	3,845,700		Simple	1,826 days	04.11.22	Minimum 15% Rate/ Badlar + 3.50%	03.30.17	6,281,663
Tarjeta Naranja S.A.	11.13.17	Ps.	XXXVIII	503,333		Simple	546 days	05.13.19	Minimum 29.05% Rate/ MR20 + 4%	11.07.17	827,704
Tarjeta Naranja S.A.	02.14.18	Ps.	XXXIX	754,538		Simple	546 days	08.14.19	Minimum 26.75% Rate/MR 20 +3.4%	02.02.18	1,236,540
Tarjeta Naranja S.A.	04.10.18	Ps.	XL Series I	597,500		Simple	548 days	10.10.19	25.98% Fixed Rate	03.27.18	1,090,259
Tarjeta Naranja S.A.	04.10.18	Ps.	XL Series II	1,402,500		Simple	914 days	10.10.20	Minimum 27% Rate/ Badlar + 3.69%	03.27.18	2,380,956
Tarjeta Naranja S.A.	11.15.18	Ps.	XLI Series I	854,102		Simple	365 days	11.15.19	54% Fixed Rate	—	1,392,920
Tarjeta Naranja S.A.	11.15.18	Ps.	XLI Series II	343,555		Simple	547 days	05.15.20	Badlar + 10%	—	533,452
Tarjeta Naranja S.A.	12.17.18	Ps.	XLII	1,266,303		Simple	287 days	09.30.19	58% Fixed Rate	—	1,898,518
Tarjeta Naranja S.A.(***)	05.05.16	Ps.	XXIV Series II	234,309		Simple	1,095 days	05.05.19	Minimum 37% Rate/ Badlar + 4.98%	04.22.16	264,984
Tarjeta Naranja S.A.(***)	07.26.16	Ps.	XXV	400,000		Simple	1,461 days	07.26.20	Minimum 30% Rate/ Badlar + 3.94%	07.13.16	662,255
Tarjeta Naranja S.A.(***)	10.24.16	Ps.	XXVI Series II	350,237		Simple	1,461 days	10.24.20	Minimum 26% Rate/ Badlar + 4.00%	10.14.16	551,586
Tarjeta Naranja S.A.(***)	02.10.17	Ps.	XXVII Series II	500,000		Simple	1,095 days	02.10.20	Minimum 23.5% Rate/ Badlar + 3.50%	02.02.17	769,865
Tarjeta Naranja S.A.(***)	06.09.17	Ps.	XXVIII Series I	128,175		Simple	730 days	06.09.19	Minimum 25% Rate/ Badlar + 3.05%	05.29.17	194,990
Tarjeta Naranja S.A.(***)	06.09.17	Ps.	XXVIII Series II	371,825		Simple	1,461 days	06.09.21	Minimum 25% Rate/ Badlar + 3.70%	05.29.17	575,333

Total											40,200,962

(*)	It includes principal and interest.
(**)	Not convertible into shares.
(***)	Negotiable Obligations merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.
(1)

In accordance with the issuance conditions, they were converted into Ps. 2,360,360. The foreign exchange risk is assumed by the investor because the services of interest and principal are calculated based on the amount of principal in Argentine pesos and converted into payments in US dollars on each payment date.

(2)	Variable rate equivalent to simple arithmetical average of private Badlar rates plus 2.69%, to be paid quarterly from May 17, 2017 onwards.
(3)	Variable rate equivalent to simple arithmetical average of private Badlar rates plus 2.98%, to be paid quarterly from August 18, 2017 onwards.
(4)	25.98% Fixed Annual Nominal Rate, interest and amortization will be paid fully at maturity.
(5)	Variable rate equivalent to simple arithmetical average of private Badlar rates plus 3.5%, to be paid quarterly from July 26, 2018 onwards. The amortization of this series will be made at maturity.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The repurchases of Own Debt securities as of the indicated dates are as follows:

Company	ON Class	Nominal Value as of 12.31.19	Book Value (*) as of 12.31.19
Banco de Galicia y Buenos Aires S.A.U.	Class V – Series II	5,000	5,384
Tarjeta Naranja S.A.	Class XXXV Series II	38,500	37,074
Tarjeta Naranja S.A.	Class XXXVII	1,468	25,029
Tarjeta Naranja S.A.	Class XL Serie II	34,500	31,978
Tarjeta Naranja S.A.	Class XLI Series II	15,000	15,951
Tarjeta Naranja S.A.	Class XLIII	16,500	13,397
Tarjeta Naranja S.A.(**)	Class XXV	8,000	8,314
Tarjeta Naranja S.A.(**)	Class XXVI Series II	10,000	11,276
Tarjeta Naranja S.A.(**)	Class XXVII Series II	17,442	18,606
Tarjeta Naranja S.A.(**)	Class XXVIII Series II	8,254	8,473

Total			175,482

(*)	It includes principal and interest.
(**)	Debt securities merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

Company	ON Class	Nominal Value as of 12.31.18	Book Value (*) as of 12.31.18
Banco de Galicia y Buenos Aires S.A.U.	Class III	59,644	56,052
Banco de Galicia y Buenos Aires S.A.U.	Class V – Series II	73,840	72,575
Tarjeta Naranja S.A.	Class XXXV Series II	79,224	76,582
Tarjeta Naranja S.A.	Class XXXVI Series II	15,383	16,223
Tarjeta Naranja S.A.	Class XXXVII	18,126	283,875
Tarjeta Naranja S.A.	Class XXXVIII	5,953	6,361
Tarjeta Naranja S.A.	Class XXXIX	7,692	8,232
Tarjeta Naranja S.A.	Class XL	24,613	26,927
Tarjeta Naranja S.A.	Class XLI Series I	1,538	1,440
Tarjeta Naranja S.A.	Class XLI Series II	29,228	31,116
Tarjeta Naranja S.A.	Class XLII	76,916	83,668
Tarjeta Naranja S.A.(**)	Class XXIV Series II	123,066	127,599
Tarjeta Naranja S.A.(**)	Class XXV Series II	13,845	13,820
Tarjeta Naranja S.A.(**)	Class XXVI Series II	38,458	41,576
Tarjeta Naranja S.A.(**)	Class XXVII Series I	56,550	57,352
Tarjeta Naranja S.A.(**)	Class XXVII Series II	8,442	8,856
Tarjeta Naranja S.A.(**)	Class XXVIII Series II	12,697	13,077

Total			925,331

(*)	It includes principal and interest.
(**)	Debt securities merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

Related-party information is disclosed in Note 51.

NOTE 28. SUBORDINATED DEBT SECURITIES

The Company has the following subordinated debt securities not convertible into shares issued under the Global Programs detailed in Note 27 as of the close of the fiscal year:

Company	Placement Date	Currency	ON Class	Nominal Value	Term		Maturity Date	Rate	Issuance Authorized by the CNV	Book Value as of 12.31.19(*)
Banco de Galicia y Bs. As. S.A.U.	07.19.16	USD	II	USD 250,000	120 months	(1)	07.19.26	(2)(3)	06.23.16	15,499,212

Company	Placement Date	Currency	ON Class	Nominal Value	Term		Maturity Date	Rate	Issuance Authorized by the CNV	Book Value as of 12.31.18(*)
Banco de Galicia y Bs. As. S.A.U.	07.19.16	USD	II	USD 250,000	120 months	(1)	07.19.26	(2)(3)	06.23.16	15,026,155

(*)	It includes principal and interest.
(1)	Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.
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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29. PROVISIONS

The account breaks down as follows as of the indicated dates:

	12.31.19	12.31.18
For Administrative, Disciplinary and Criminal Penalties	5,306	8,162
For Termination Benefits	171,358	133,720
Others	2,570,302	2,087,646

Total	2,746,966	2,229,528

Changes in the “Provisions” account for fiscal year 2019 are detailed in Schedule J.

See Note 46 for further details.

NOTE 30. OTHER NON-FINANCIAL LIABILITIES

The account breaks down as follows as of the indicated dates:

	12.31.19	12.31.18
Creditors for sale of assets	442,164	412,052
Tax withholdings and collections payable	3,815,161	4,463,297
Payroll and Social Contributions Payable	4,735,172	4,371,740
Withholdings on Payroll Payable	269,554	285,551
Fess to Directors and Syndics	71,128	84,299
Value-Added Tax	637,492	811,563
Sundry Creditors	3,010,004	2,463,113
Taxes Payable	2,644,861	2,969,079
Obligations Arising from Contracts with Customers	1,215,370	1,648,523
Retirement payment orders pending settlement	74,145	57,223
Other Non-financial Liabilities	155,047	80,492

Total	17,070,098	17,646,932

Deferred income resulting from contracts with customers includes the liabilities for the “Quiero” Customers Loyalty Program. The Group estimates the fair value of the points assigned to customers under the above-mentioned program. This value is estimated by means of the use of a mathematical model that considers certain assumptions of redemption rates, the fair value for the exchanged points based on the combination of available products and the customers’ preferences, as well as breakage. As of December 31, 2019, Ps.1,017,081 was recorded for non-exchanged points, whereas as of December 31, 2018, such amount totaled Ps.1,412,759

The following table shows the estimated use of the liabilities recorded as of this fiscal year-end.

	Terms
Item	Up to 12 Months	Up to 24 Months	Over 24 Months	Total
Liabilities – “Quiero” Customers Loyalty Program	437,687	367,414	211,980	1,017,081

NOTE 31. CAPITAL STOCK

The capital stock structure is detailed in Schedule K.

The Ordinary and Extraordinary Shareholders’ Meeting of Grupo Financiero Galicia S.A. held on August 15, 2017 decided to approve an increase in capital stock by means of the issuance of up to 150,000,000 ordinary book-entry Class “B” shares, entitled to one vote per share and with a face value of Ps.1 each. These shares are entitled to dividends with the same rights to the shares outstanding at the time of the issuance.

On September 7, 2017, the Board of Directors of the CNV, by means of Joint Resolution No. RESFC-2017-18927-APN-DIR#CNV, decided to authorize the public offering of 130,434,600 ordinary book-entry Class “B” shares, with a face value of Ps.1 and one vote per share and, in case of over-subscription, an increase in such offering up to 19,565,190 ordinary book-entry Class “B” shares, with a face value of Ps.1 and one vote each to be offered for public subscription, with preemptive and accretion rights.

The primary offering year ended on September 26, 2017, with 109,999,996 Class “B” shares having been subscribed at a price of USD5 each. On September 29, 2017, such shares were issued and integrated.

The Company granted over-subscription rights to international placement agents who, on October 2, 2017, enforced such rights and were awarded additional 16,500,004 Class “B” shares at a price of USD5 each, the issuance and payment of which took place on October 4, 2017.

The capital increase amounted to Ps.11,004,383 (which is equal to Ps.26,478,106 as of December 31, 2019), the expenses related thereto amounted to Ps.146,347 (which is equal to Ps.352,827 as of December 31, 2019) and were deducted from additional paid-in capital.

On November 8, 2017, the capital increase was registered with the Public Registry of Commerce.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has no own shares in portfolio.

The Company’s shares are listed on Bolsas y Mercados Argentinos (BYMA), Mercado Abierto Electrónico S.A. (MAE) and the National Association of Securities Dealers Automated Quotation (NASDAQ).

NOTE 32. INCOME STATEMENT BREAKDOWN

Breakdown of: Interest Income, Fee Income and Net Income from Financial Instruments Measured at Fair Value through Profit or Loss are detailed in Schedule Q.

NOTE 33. EXCHANGE RATE DIFFERENCES ON GOLD AND FOREIGN CURRENCY

The account breaks down as follows as of the indicated dates:

Arising from:	12.31.19	12.31.18	12.31.17
For Purchase sale of foreign currency	12,644,347	9,213,575	4,527,072
For Valuation of Assets and Liabilities in Foreign Currency	(3,953,734)	(3,403,216)	824,543

Total	8,690,613	5,810,359	5,351,615

NOTE 34. OTHER OPERATING INCOME

The account breaks down as follows as of the indicated dates:

	12.31.19	12.31.18	12.31.17
Fees for Product Package	4,175,578	4,200,971	4,312,840
Other Adjustments and Interest on sundry Credits	2,284,616	2,460,486	701,835
Rental of Safety Deposit Boxes	742,212	793,964	788,112
Other Financial Income	1,159,068	259,317	89,397
Other Income from Services	2,454,260	4,536,925	6,390,361
Income for sale of non-currents assets held for sale(1)	7,107,613	754,383	—
Others	3,208,802	3,053,074	3,061,037

Total	21,132,149	16,059,120	15,343,582

(1)	Includes the profit on sale of the interest in Prisma Medios de Pago S.A. See Note 22.

NOTE 35. UNDERWRITING INCOME FROM INSURANCE BUSINESS

The account breaks down as follows as of the indicated dates:

	12.31.19	12.31.18	12.31.17
Premiums and Surcharges Accrued	5,587,765	7,210,497	8,092,972
Claims Accrued	(773,291)	(824,369)	(930,545)
Redemptions	(13,422)	(8,876)	(11,636)
Fixed and Periodic Annuities	(11,575)	(13,139)	(14,125)
Production and Operating Expenses	(1,113,211)	(1,976,757)	(1,999,063)
Other Income and Expenses	(2,954)	26,586	(38,194)

Total	3,673,312	4,413,942	5,099,409

NOTE 36. LOAN LOSS PROVISION

The changes in the loss allowance between the beginning and the end of the annual period are detailed in Note 45.

NOTE 37. PERSONNEL EXPENSES

The following are the items included in the account as of the indicated dates:

	12.31.19	12.31.18	12.31.17
Payroll	15,061,255	17,933,497	17,711,915
Social Contributions on Payroll	3,305,975	2,639,136	2,831,205
Personnel Compensations and Rewards	4,718,902	4,199,697	4,474,386
Services for Personnel	714,502	829,066	689,832
Other Short-term Personnel Expenses	548,454	504,650	580,576
Other Long-term Personnel Expenses	99,874	85,839	—

Total	24,448,962	26,191,885	26,287,914

NOTE 38. ADMINISTRATIVE EXPENSES

The Group presented its statement of comprehensive income by function. Under this method, expenses are classified according to their function as part of the item “Administrative Expenses”.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below provides the required additional information about expenses by nature and function as of the indicated dates:

	12.31.19	12.31.18	12.31.17
Fees and Remunerations for Services	2,923,608	1,871,436	798,039
Directors’ and Syndics’ Fees	163,364	267,962	206,878
Advertising and Publicity	2,173,881	1,966,072	1,904,029
Taxes	5,179,599	5,183,223	5,419,465
Maintenance and Repairs of Assets and Systems	3,607,570	2,177,628	1,593,519
Electricity and Communications	1,824,628	1,478,977	1,415,347
Representation and Travel Expenses	126,518	157,411	200,791
Stationery and Office Supplies	377,536	323,991	310,353
Rentals	99,745	1,271,205	1,135,870
Administrative Services under Contract	2,475,088	1,990,585	1,979,453
Security	978,697	859,185	961,166
Insurance	132,172	699,131	700,491
Armored Transportation Services	2,058,926	—	—
Others	2,195,589	6,488,143	5,562,703

Total	24,316,921	24,734,949	22,188,104

NOTE 39. DEPRECIATION AND IMPAIRMENT OF ASSETS

The account breaks down as follows as of the indicated dates:

	12.31.19	12.31.18	12.31.17
Depreciation of Property, Plant and Equipment	3,657,951	1,716,267	1,600,530
Amortization of Organization and Development Expenses	1,402,530	820,588	526,741
Others	4,095	4,418	87,054

Total	5,064,576	2,541,273	2,214,325

NOTE 40. OTHER OPERATING EXPENSES

The account breaks down as follows as of the indicated dates:

	12.31.19	12.31.18	12.31.17
Turnover Tax	13,084,958	13,302,835	10,732,219
Contributions to the Deposit Insurance Scheme	863,094	785,842	674,535
Charges for Other Provisions	1,700,413	1,624,733	554,612
Claims	336,242	477,505	306,392
Other Financial Expenses	1,835,429	840,757	491,700
Interest on leases	375,449	—	—
Credit-card-relates expenses	4,441,287	4,525,663	4,029,551
Other Expenses from Services	2,188,046	3,273,064	3,349,536
Others	944,633	1,165,839	2,329,025

Total	25,769,551	25,996,238	22,467,570

NOTE 41. INCOME TAX/DEFERRED TAX

The following is a reconciliation of income tax charged to income as of December 31, 2019, as compared to the previous fiscal year:

	12.31.19	12.31.18	12.31.17
Income Before Income Tax for the Year	37,495,487	4,656,827	22,280,788
Current Tax Rate	30%	30%	35%

Income for the Year at Tax Rate	(11,248,648)	(1,397,048)	(7,798,276)
Permanent Differences at Tax Rate
- Income for Equity Instruments	—	319,075	143,862
- Untaxed Income	95,629	277,803	144,977
- Donations and Other Non-deductible Expenses	(15,886)	(101,408)	(126,623)
- Other	(61,030)	(625,517)	(466,095)
- Allowance for Impairment	—	(2,904)	324,971
- Fines	—	—	(98)
- Inflation effect	(9,006,078)	(9,861,918)	(5,082,304)
- Tax Adjustment under Law 27430	(85,798)	709,486	1,105,580
- Tax inflation adjustment	1,234,696	—	—
- Tax inflation adjustment deferral	5,813,416	—	—

Total Income Tax Charge for the Year	(13,273,699)	(10,682,431)	(11,754,006)

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.19	12.31.18	12.31.17
Current Income Tax	(15,248,932)	(10,647,356)	(10,724,669)
Deferred Tax Charge(*)	2,020,903	611,002	(1,123,121)
Allowance for Impairment(*)	—	(2,904)	324,971
Tax Return adjustment from previous fiscal year	(45,670)	(126,666)	(233,050)
Law 27430 adjustment	—	(516,507)	1,863

Total Income Tax Charge for the Year	(13,273,699)	(10,682,431)	(11,754,006)

(*)	See Note 19.

	12.31.19	12.31.18	12.31.17
Current Income Tax	(15,248,932)	(10,647,356)	(10,724,669)
Tax Advances	4,934,422	5,328,433	5,219,732

Current Income Tax Liabilities	(10,314,510)	(5,318,923)	(5,504,937)

As of December 31, 2019, several claims for refund of the Income Tax paid in excess for the fiscal years 2014, 2015, 2016, 2017 and 2018, for the amounts of Ps.433,815, Ps.459,319, Ps.944,338, Ps.866,842 and Ps.3,646,842, respectively, were submitted to the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos, AFIP). These presentations are based on Argentine jurisprudence that establishes the unconstitutionality of the rules disabling the application of the adjustment for tax inflation, resulting in confiscatory situations. As the AFIP delayed its resolution, the corresponding judicial claims were filed. At the closing of these Financial Statements, Banco Galicia does not record assets related to the contingent assets derived from the aforementioned presentations.

Tax Reform

On December 29, 2017, the National Government enacted Income Tax Law No. 27430. This law has introduced several changes to the previous income tax treatment. Some of the key changes involved in the reform include:

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

•

Optional Tax Revaluation: Regulations establish that, at the companies’ option, the tax revaluation of assets located in the country and that are used for generating taxable income may be made. The special tax on the revaluation amount depends on the asset: 8% is for real estate that does not qualify as inventories, 15% for real estate that qualifies as inventories and 10% for personal property and the remaining assets. Once the option for a given asset is exercised, all the other assets of the same category should be revalued. Taxable income resulting from the revaluation is not subject to income tax and the special tax on the revaluation amount will not be deductible from such tax.

On December 23, 2019, the Argentine Government enacted Law 27,541, which introduced several changes for processing the Income Tax:

•

Income tax rate: the reduction is suspended of the tax rate for fiscal years commenced up to January 1, 2021; therefore, for fiscal years closing on December 31, 2020 and December 31, 2021, the rate is established at 30%.

•

Inflation adjustment: The inflation adjustment for the first and second fiscal year commenced January 1, 2019, must be charged one sixth (1/6) in that fiscal period, and the remaining five sixths (5/6), in equal parts, in the following five immediate fiscal periods.

As of the closing date of these consolidated financial statements, the Group verified that the parameters established by the Law on Income Tax for the application of the tax inflation adjustment are met; consequently, this adjustment has been considered to determine the income tax for the fiscal year. The effect of the deferral of five-sixths of the inflation taxable income has been recognized as a deferred tax asset. (See Note 19).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42. DIVIDENDS

The Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2019 approved the financial statements as of December 31, 2018 and the treatment of income for the fiscal year then ended.

The dividends approved by such Shareholders’ Meeting amounted to Ps.2,000,000 (which is equal to Ps.2,660,800 as of December 31, 2019) and represented Ps.0.84 (figure stated in Pesos) per share. The dividends mentioned above were paid to the Group’s shareholders on May 9, 2019.

The Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2018 approved the financial statements as of December 31, 2017 and the treatment of income for the fiscal year then ended.

The dividends approved by such Shareholders’ Meeting amounted to Ps.1,200,000 (which is equal to Ps.2,487,237 as of December 31, 2019) and represented Ps.1.40 (figure stated in Pesos) per share. The dividends mentioned above were paid to the Group’s shareholders on May 9, 2018.

NOTE 43. EARNINGS PER SHARE

Earnings per share are calculated by dividing income attributable to parent company’s owners by the weighted average number of outstanding ordinary shares during the year. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12.31.19	12.31.18	12.31.17
Net Income (Loss) for the Year Attributable to Parent Company’s Owners	23,708,123	(5,331,559)	10,450,740
Weighted Average Ordinary Shares	1,426,765	1,426,765	1,332,617

Earnings per Share	16.62	(3.74)	7.84

NOTE 44. SEGMENT REPORTING

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

b.

Regional Credit Cards: This segment represents the results of operations of the regional credit card business and includes the results of operations of Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Ondara S.A., Naranja Digital Companía Financiera S.A.U. and Tarjeta Naranja S.A.

c.

Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Galicia Broker Asesores de Seguros S.A.

d.

Other Businesses: This segment shows the results of operations of Galicia Administradora de Fondos S.A., Galicia Warrants S.A., IGAM LLC, Galicia Valores S.A., Nargelon S.A. and Grupo Financiero Galicia S.A., the last two net of eliminations of the income from equity investments.

e.	Adjustments: This segment includes consolidation adjustments and eliminations of transactions among subsidiaries.

The operating income (loss) of the Group’s different operating segments is monitored separately in order to make decisions on resource allocation and the evaluation of each segment’s performance. Segment performance is evaluated based on operating income or losses and is consistently measured with the operating income and losses of the consolidated income statement.

Intersegment transactions are at arm’s length similarly to transactions performed with third parties. Income, expenses and income (losses) resulting from the transfers among operating segments are then eliminated from consolidation.

The Group operates in one geographic segment, Argentina.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The relevant segment reporting as of the indicated dates is as follows:

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 12.31.19
Net Income from interest	23,829,880	9,745,998	840,755	52,958	360,120	34,829,711
Net fee Income (Expense)	15,983,558	12,982,524	—	363	(882,802)	28,083,643
Net Income from Financial Instruments measured at fair value through Profit or Loss	69,892,812	2,574,730	71,614	291,069	—	72,830,225
Income from Derecognition of Assets Measured at Amortized Cost	219,480	—	—	—	—	219,480
Exchange rate Differences on Gold and Foreign Currency	8,299,399	121,859	(2,767)	272,122	—	8,690,613
Other Operating Income (Expense)	17,428,097	3,615,370	395,803	850,648	(1,157,769)	21,132,149
Income from Insurance Business	—	—	1,918,113	—	1,755,199	3,673,312
Loan and other Receivables Loss Provisions	(16,327,637)	(5,941,434)	65,797	—	—	(22,203,274)
Personnel Expenses	(17,851,851)	(5,541,262)	(814,634)	(241,215)	—	(24,448,962)
Administrative Expenses	(17,544,667)	(6,058,295)	(522,677)	(319,490)	128,208	(24,316,921)
Depreciation and Impairment of Assets	(3,688,592)	(1,144,637)	(214,065)	(17,282)	—	(5,064,576)
Other Operating Expenses	(20,974,990)	(4,685,071)	(368)	(115,940)	6,818	(25,769,551)
Loss on net monetary position	(24,755,675)	(4,632,130)	(760,942)	(649,491)	—	(30,798,238)

Operating Income	34,509,814	1,037,652	976,629	123,742	209,774	36,857,611
Share of profit from Associates and Joint Ventures	57,473	—	—	—	(57,473)	—
Income before Taxes from Continuing Operations	34,567,287	1,037,652	976,629	123,742	152,301	36,857,611
Income Tax from Continuing Operations	(12,284,172)	(384,481)	(342,823)	(27,018)	—	(13,038,494)
Net Income from Continuing Operations	22,283,115	653,171	633,806	96,724	152,301	23,819,117
Income from Discontinued Operations	—	—	—	—	—	—
Income Tax from Discontinued Operations	—	—	—	—	—	—

Net Income (Loss) for the Year	22,283,115	653,171	633,806	96,724	152,301	23,819,117
Other Comprehensive Income (Loss)	413,387	—	(10,716)	—	—	402,671
Net Income for the Year Attributable to Non-controlling Interests	—	265	—	—	110,729	110,994

Net Income (Loss) for the Year Attributable to Parent Company’s Owners	22,696,502	652,906	623,090	96,724	41,572	24,110,794

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 12.31.18
Net Income from interest	36,321,873	14,118,849	651,111	188,948	43,035	51,323,816
Net fee Income (Expense)	19,194,255	13,737,370	—	(3,669)	(52,872)	32,875,084
Net Income from Financial Instruments measured at fair value through Profit or Loss	24,593,481	1,361,704	33,535	705,383	—	26,694,103
Income from Derecognition of Assets Measured at Amortized Cost	340,953	—	—	—	—	340,953
Exchange rate Differences on Gold and Foreign Currency	5,675,217	(78,136)	6,367	206,911	—	5,810,359
Other Operating Income (Expense)	10,690,164	5,664,346	251,961	1,423,299	(1,970,650)	16,059,120
Income from Insurance Business	—	—	2,480,269	—	1,933,673	4,413,942
Loan and other Receivables Loss Provisions	(16,726,059)	(8,228,337)	(119,866)	—	—	(25,074,262)
Personnel Expenses	(17,742,469)	(7,370,447)	(884,221)	(194,748)	—	(26,191,885)
Administrative Expenses	(16,086,816)	(7,622,837)	(628,655)	(444,303)	47,662	(24,734,949)
Depreciation and Impairment of Assets	(1,567,989)	(820,951)	(140,717)	(11,616)	—	(2,541,273)
Other Operating Expenses	(19,724,535)	(6,160,489)	(618)	(110,596)	—	(25,996,238)
Loss on net monetary position	(20,007,090)	(5,914,357)	(862,275)	(1,004,052)	—	(27,787,774)

Operating Income	4,960,985	(1,313,285)	786,891	755,557	848	5,190,996
Share of profit from Associates and Joint Ventures	29,265	—	—	—	(29,265)	—
Income / (Loss) before Taxes from Continuing Operations	4,990,250	(1,313,285)	786,891	755,557	(28,417)	5,190,996
Income Tax from Continuing Operations	(7,706,460)	(1,978,259)	(476,525)	(472,461)	—	(10,633,705)
Net Income from Continuing Operations	(2,716,210)	(3,291,544)	310,366	283,096	(28,417)	(5,442,709)
Loss from Discontinued Operations	(386,705)	—	—	(12,884)	—	(399,589)
Income Tax from Discontinued Operations	(46,620)	—	—	(2,106)	—	(48,726)

Net Income (Loss) for the Year	(3,149,535)	(3,291,544)	310,366	268,106	(28,417)	(5,891,024)
Other Comprehensive Income (Loss)	(118,343)	—	(16,237)	—	—	(134,580)
Net Income for the Year Attributable to Non-controlling Interests	—	(572)	—	—	(558,893)	(559,465)

Net Income (Loss) for the Year Attributable to Parent Company’s Owners	(3,267,878)	(3,290,972)	294,129	268,106	530,476	(5,466,139)

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 12.31.17
Net Income from interest	30,343,208	14,692,244	658,322	205,239	56,932	45,955,945
Net fee Income (Expense)	18,710,757	16,239,409	—	(4,379)	(2,382,485)	32,563,302
Net Income from Financial Instruments measured at fair value through Profit or Loss	10,346,176	948,513	(25,758)	1,747,349	—	13,016,280
Income from Derecognition of Assets Measured at Amortized Cost	—	—	—	—	—	—
Exchange rate Differences on Gold and Foreign Currency	5,101,331	27,139	3,055	220,090	—	5,351,615
Other Operating Income (Expense)	7,818,416	5,429,379	112,112	2,111,479	(127,804)	15,343,582
Income from Insurance Business	—	—	2,633,978	—	2,465,431	5,099,409
Loan and other Receivables Loss Provisions	(6,162,426)	(5,034,644)	(23,244)	—	—	(11,220,314)
Personnel Expenses	(17,468,835)	(7,708,187)	(848,259)	(262,633)	—	(26,287,914)
Administrative Expenses	(14,286,964)	(6,947,580)	(692,419)	(314,250)	53,109	(22,188,104)
Depreciation and Impairment of Assets	(1,411,511)	(708,236)	(74,354)	(20,224)	—	(2,214,325)
Other Operating Expenses	(16,162,844)	(6,183,421)	(2,482)	(118,823)	—	(22,467,570)
Loss on net monetary position	(4,757,368)	(3,247,894)	(529,766)	(1,961,413)	—	(10,496,441)

Operating Income	12,069,940	7,506,722	1,211,185	1,602,435	65,183	22,455,465
Share of profit from Associates and Joint Ventures	3,167,771	—	5,104	—	(2,678,793)	494,082
Income before Taxes from Continuing Operations	15,237,711	7,506,722	1,216,289	1,602,435	(2,613,610)	22,949,547
Income Tax from Continuing Operations	(5,662,856)	(4,268,291)	(630,965)	(696,923)	—	(11,259,035)
Net Income from Continuing Operations	9,574,855	3,238,431	585,324	905,512	(2,613,610)	11,690,512
Income from Discontinued Operations	—	—	—	—	—	—
Income Tax from Discontinued Operations	(494,971)	—	—	—	—	(494,971)

Net Income (Loss) for the Year	9,079,884	3,238,431	585,324	905,512	(2,613,610)	11,195,541
Other Comprehensive Income (Loss)	(704,222)	—	35,463	—	—	(668,759)
Net Income for the Year Attributable to Non-controlling Interests	—	161	—	—	744,640	744,801

Net Income (Loss) for the Year Attributable to Parent Company’s Owners	8,375,662	3,238,270	620,787	905,512	(3,358,250)	9,781,981

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 12.31.19
ASSETS
Cash and Due from Banks	129,142,190	4,127,303	75,769	707,662	(3,403,863)	130,649,061
Debt Securities at fair value through profit or loss	65,697,956	—	36,607	51	(44,154)	65,690,460
Derivative Financial Instruments	2,329,074	—	—	—	—	2,329,074
Repurchase Transactions	30,075,478	—	—	—	—	30,075,478
Other Financial Assets	5,715,140	4,544,284	319,821	343,721	(7,632)	10,915,334
Loans and Other Financing	309,328,800	48,426,980	263,419	2,518,246	(1,978,576)	358,558,869
Other Debt Securities	16,131,914	1,312,367	1,706,677	—	(131,328)	19,019,630
Financial Assets Pledged as Collateral	11,541,906	7,064	408	1,616	(408)	11,550,586
Current Income Tax Assets	—	15,413	—	25,090	—	40,503
Investments in Equity Instruments	4,554,453	—	—	—	—	4,554,453
Equity Investments in Associates and Joint Ventures	307,997	—	—	—	(307,997)	—
Property, Plant and Equipment	29,062,077	3,405,766	456,269	39,874	—	32,963,986
Intangible Assets	7,124,074	1,465,570	103,068	913,732	(913,732)	8,692,712
Deferred Income Tax Assets	—	2,518,351	190,979	97,607	—	2,806,937
Assets for Insurance Contracts	—	—	1,181,512	—	—	1,181,512
Other Non-financial Assets	5,306,137	292,901	120,006	734,533	(2,169)	6,451,408
Non-current Assets Held for Sale	39,008	—	—	—	—	39,008

TOTAL ASSETS	616,356,204	66,115,999	4,454,535	5,382,132	(6,789,859)	685,519,011

LIABILITIES
Deposits	397,839,586	—	—	—	(4,104,180)	393,735,406
Liabilities at Fair Value Through Profit or Loss	1,422,157	—	—	—	—	1,422,157
Derivative Financial Instruments	881,099	—	—	—	—	881,099
Other Financial Liabilities	37,931,718	31,891,050	—	2,089,640	(549,690)	71,362,718
Financing Received from the Argentine Central Bank and Other Financial Institutions	20,455,970	2,937,657	3,089	—	(673,029)	22,723,687
Debt Securities	18,908,535	10,507,798	—	—	(175,482)	29,240,851
Current Income Tax Liabilities	9,214,324	918,094	149,212	32,880	—	10,314,510
Subordinated Debt Securities	15,499,212	—	—	—	—	15,499,212
Provisions	2,482,074	108,360	128,532	28,000	—	2,746,966
Deferred Income Tax Liabilities	1,893,122	—	238,590	86,989	—	2,218,701
Liabilities for Insurance Contracts	—	—	1,472,643	—	(4,008)	1,468,635
Other Non-financial Liabilities	13,530,914	2,733,664	473,282	393,979	(61,741)	17,070,098

TOTAL LIABILITIES	520,058,711	49,096,623	2,465,348	2,631,488	(5,568,130)	568,684,040

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 12.31.18
ASSETS
Cash and Due from Banks	218,518,059	2,098,969	84,891	143,075	(388,659)	220,456,335
Debt Securities at fair value through profit or loss	116,776,939	—	128,413	125,375	(217,842)	116,812,885
Derivative Financial Instruments	2,746,893	—	—	—	—	2,746,893
Repurchase Transactions	3,181,371	—	—	—	—	3,181,371
Other Financial Assets	7,211,668	5,656,445	360,977	769,422	(79,861)	13,918,651
Loans and Other Financing	369,596,412	67,764,567	655,571	1,680,212	(4,797,073)	434,899,689
Other Debt Securities	21,034,476	—	1,357,216	—	(202,700)	22,188,992
Financial Assets Pledged as Collateral	16,633,127	7,681	—	—	—	16,640,808
Current Income Tax Assets	—	18,366	126,149	1,500	—	146,015
Investments in Equity Instruments	245,520	—	—	2,233	—	247,753
Equity Investments in Associates and Joint Ventures	625,879	—	—	—	(625,879)	—
Property, Plant and Equipment	26,540,970	2,779,156	452,976	12,828	—	29,785,930
Intangible Assets	5,925,269	993,111	138,138	—	—	7,056,518
Deferred Income Tax Assets	—	1,336,297	153,628	6,826	—	1,496,751
Assets for Insurance Contracts	—	—	1,511,406	—	—	1,511,406
Other Non-financial Assets	3,411,690	435,818	28,719	469,185	(2)	4,345,410
Non-current Assets Held for Sale	935,324	—	—	—	—	935,324

TOTAL ASSETS	793,383,597	81,090,410	4,998,084	3,210,656	(6,312,016)	876,370,731

LIABILITIES
Deposits	556,020,723	—	—	—	(2,074,435)	553,946,288
Liabilities at Fair Value Through Profit or Loss	4,131,124	—	—	—	(831,936)	3,299,188
Derivative Financial Instruments	2,824,038	—	—	—	—	2,824,038
Repurchase Transactions	2,997,515	—	—	—	—	2,997,515
Other Financial Liabilities	63,035,067	36,027,422	—	55,858	(1,842,363)	97,275,984
Financing Received from the Argentine Central Bank and Other Financial Institutions	26,906,505	3,007,701	86	—	—	29,914,292
Debt Securities	23,886,735	23,042,955	—	—	(805,116)	46,124,574
Current Income Tax Liabilities	4,830,013	58,667	312,506	117,737	—	5,318,923
Subordinated Debt Securities	15,026,155	—	—	—	—	15,026,155
Provisions	1,921,364	99,986	120,494	87,684	—	2,229,528
Deferred Income Tax Liabilities	2,594,429	—	164,153	169,842	—	2,928,424
Liabilities for Insurance Contracts	—	—	1,763,712	—	(66,602)	1,697,110
Other Non-financial Liabilities	13,611,942	3,264,605	646,516	165,138	(41,269)	17,646,932

TOTAL LIABILITIES	717,785,610	65,501,336	3,007,467	596,259	(5,661,721)	781,228,951

NOTE 45. CAPITAL MANAGEMENT AND RISK POLICIES

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

A Risk Appetite framework has been specified, which has risk acceptance levels, both on an individual and a consolidated basis. Metrics have been defined within such framework, which are monitored in order to detect situations that may affect the normal course of business, the noncompliance with the strategy and undesired results and/or situations of vulnerability in the face of changes in market conditions. The Risk and Capital Allocation Committee considers and controls the Bank’s risk profile through a risk appetite report and defines the actions to be carried out in case of potential deviations from the thresholds set.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Capital Management

The Company’s goals are to generate returns to its shareholders, benefits to other groups of interest and keep the best capital structure. The latter will be given by the needs for investment in subsidiaries and new ventures, keeping the expected profitability levels and complying with the liquidity and solvency goals set.

Banco Galicia’s subsidiary determines the minimum capital requirement for each risk, in accordance with Argentine Central Bank regulations. The capital risk management is cross-sectional with respect to the other risks. Senior management is responsible for monitoring, overseeing, adjusting and ensuring compliance with its stated goals concerning capital management.

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

To perform stress tests, four scenarios with different likelihood of occurrence are defined, which could affect the solvency and liquidity. The most likely to occur scenarios are used in management stress testing and are referred to when defining Risk Appetite thresholds. The least-likely to occur or least-severe scenarios are used in developing the Recovery Plan, which specifies the protocol defined for situations or events that may compromise the Bank’s operational capacity.

As of December 31, 2019, and December 31, 2018, Banco Galicia complied with the minimum capital requirement established by the Argentine Central Bank regulations.

Computable Regulatory Capital (RPC, as per the initials in Spanish) is made up of Core Capital and Supplementary Capital. Banco Galicia’s balance for such items as of December 31, 2019 and December 31, 2018 is as follows:

	12.31.19	12.31.18
Basic Shareholders’ Equity	74,314,620	64,400,349
Equity Tier 1	(12,922,467)	(8,121,802)
(Deductible Items)	87,237,087	72,522,151
Additional Tier 1 Capital	61,392,153	56,278,547
Complementing shareholders’ Equity	19,392,341	19,606,143
Equity Tier 2	19,392,341	19,606,143
Regulatory Capital (RPC)	80,784,494	75,884,690

The breakdown of the minimum capital requirement determined for the Group is shown below:

	12.31.19	12.31.18
Credit Risk	29,148,582	34,105,523
Market Risk	904,939	1,490,984
Operational Risk	7,608,102	6,189,359
Minimum Capital Requirement	37,661,623	41,785,866
Integration	80,784,494	75,884,690
Excess	43,122,871	34,098,824

Financial Risks

Financial risk is a phenomenon inherent to the financial brokerage activity. The exposure to the different financial risk factors is a natural circumstance that cannot be completely avoided without affecting the Group’s long-term economic viability. However, the lack of management regarding risk exposures is one of the most significant short-term threats. Risk factors need to be identified and managed within a specific policy framework that envisages the profile and the level of risk it has been decided to take to achieve long-term strategic goals.

Market Risk

The “price risk” is the possibility of incurring losses as a consequence of the variation of the market price of financial assets whose value is subject to negotiation. Financial assets subject to “trading” or allocated to “own positions” will be government and private debt securities, shares, currencies, derivatives and debt instruments issued by the Argentine Central Bank.

Brokerage/trading transactions that are allowed and regulated by the Policy are as follows:

•	Brokerage of Government and Provincial Securities.

•	Brokerage of Currencies on the Spot and Futures Markets

•	Brokerage of Interest Rate Derivatives. Interest Rate Futures and Interest Rate Swaps.

•	Brokerage of Debt Instruments Issued by the Argentine Central Bank.

•	Brokerage of Third-party Debt securities.

•	Brokerage of Shares.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal year 2018, the following limits were established, within which the estimated risk for each type of instrument described above should be classified:

Risk	Policy on Limits
Currency	Ps.	250 million
Fixed-Income	Ps.	680 million
Interest Rate Derivatives	Ps.	70 million

The “price risk” (market) is daily managed according to the strategy approved, the purpose of which is to keep the Group present in the different currencies, variable- and fixed-income and derivatives markets, while obtaining the maximum return as possible on brokerage, without exposing the latter to excessive risk levels. Finally, the designed policy contributes to providing transparency and facilitates the perception of the risk levels to which it is exposed. In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading or brokerage securities portfolio, a model known as “Value at Risk” (also known as “VaR”) is used. This model determines the possible loss that could be generated by different financial instruments at each time under the following critical parameters.

Currency Risk

The Group’s exposure to the foreign exchange risk as of year-end by type of currency is shown below:

	Balances as of 12.31.19
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
US Dollar	195,115	(196,431)	22	(1,294)
Euro	2,281	(293)	—	1,988
Canadian Dollar	85	(4)	—	81
Real	1	—	—	1
Swiss Franc	32	(17)	—	15
Others	76	(4)	—	72

Total	197,590	(196,749)	22	863

	Balances as of 12.31.18
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
US Dollar	299,229	(302,431)	155	(3,047)
Euro	3,058	(857)	—	2,201
Canadian Dollar	65	(14)	—	51
Real	46	—	—	46
Swiss Franc	32	(20)	—	12
Others	75	(3)	—	72

Total	302,505	(303,325)	155	(665)

		Balances as of 12.31.19		Balances as of 12.31.18
Currency	Change	Income (Loss)	Shareholders’ Equity	Income (Loss)	Shareholders’ Equity
US Dollar	10%	129	(1,423)	305	(3,350)
	-10%	(129)	(1,164)	(305)	(2,741)
Euro	10%	199	2,187	220	2,423
	-10%	(199)	1,789	(220)	1,983
Canadian Dollar	10%	8	89	5	55
	-10%	(8)	73	(5)	46
Real	10%	—	1	5	51
	-10%	—	1	(5)	42
Swiss Franc	10%	1	16	2	14
	-10%	(1)	13	(2)	11
Others	10%	7	79	8	82
	-10%	(7)	65	(8)	66

Interest Rate Risk

The different sensitivity of assets and liabilities to changes in “market interest rates” exposes the Group to the “interest rate risk”. It is the risk that the financial margin and the economic value of equity may vary as a consequence of fluctuations in market interest rates. The magnitude of such variation is associated with the sensitivity to interest rates of the structure of the Group’s assets and liabilities.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

This risk factor (the change in interest rates) has an impact on two key variables: the “Net Financial Income (Expense)” and the “Present Value of Shareholders’ Equity”.

These methodologies imply a “short-term” approach for which a “base scenario” is subject to an increase in “interest rates” estimating the variation in “Financial Income (Expense)”. Caps on such changes in variables subject to control are fixed. As regards the “long-term” approach, statistical interest rate simulations are made and a “critical” scenario results from the interest rate risk exposure presented by the financial statements structure. The economic capital arises from the resulting difference between the “critical” scenario and the market value as per the financial statements.

The Group’s exposure to the interest rate risk is detailed below. This table shows the residual value of assets and liabilities, classified by the sooner of the interest renegotiation date or the maturity date.

	Term (in Days)
Assets and Liabilities at Variable Rate	Up to 30	30 to 90	90 to 180	180 to 365	Over 365	Total
As of 12.31.19
Total Financial Assets	201,696,219	51,089,507	51,228,446	44,962,192	250,198,194	599,174,558
Total Financial Liabilities	277,333,453	45,123,367	24,609,169	3,436,256	155,808,144	506,310,389

Net Amount	(75,637,234)	5,966,140	26,619,277	41,525,936	94,390,050	92,864,169

As of 12.31.18
Total Financial Assets	316,460,745	48,662,684	50,924,880	66,637,848	259,062,217	741,748,374
Total Financial Liabilities	488,425,962	38,452,081	11,210,698	6,693,691	139,462,459	684,244,891

Net Amount	(171,965,217)	10,210,603	39,714,182	59,944,157	119,599,758	57,503,483

The table below shows the sensitivity to potential additional changes in interest rates in the next fiscal year, considering the breakdown as of December 31, 2019. The percentage change budgeted by the Group for fiscal year 2019 was determined considering 100 bps and changes are considered reasonably possible on the basis on an observation of market conditions.

	Additional Changes to the Interest Rate	Increase/(Decrease) in Income before Income Tax in Pesos	Increase/(Decrease) in Shareholders’ Equity in Pesos
Decrease in Interest Rate	-100 pb	(260,051)	-0.3%
Increase in Interest Rate	+100 pb	260,051	0.3%

Liquidity Risk

It contemplates the risk that the Group is unable to offset or liquidate a position at market value because:

•	the assets that are part thereof do not have a sufficient secondary market; or

•	market changes.

In measuring and daily following up the “stock liquidity” an internal model is used, which contemplates the characteristics of behavior of the Group’s main funding sources. Based on the Group’s experience in connection with the changes in deposits and other liabilities, this model determines the “liquidity requirements” applied to liabilities subject to the policy and give rise to the “Management Liquidity Requirement”. In determining these liquid resources, the remaining term of liabilities is also contemplated, as well as the currency in which they are denominated. The resulting liquidity requirement is allocated to “eligible assets” set by the policy. The management liquidity requirement, along with the legal minimum cash requirements, are part of the total liquidity available.

Daily liquidity management is supplemented by the estimated available funds or needs for the day, considering the opening balance of Argentine Central Bank’s account, deducting the daily minimum requirement and including the main movements for the day. The latter results in the overestimated/underestimated balance that will be considered by operators in order to place funds or meet the financing needs.

The monthly liquidity follow-up and control from the “flow” standpoint, called “liquidity mismatch/liquidity gap”, are performed by estimating the accumulated mismatches within the first year as a percentage of total liabilities. The gap methodology used (contractual gaps) is consistent with the best international practices in the field.

In addition, the concentration of deposits is followed up and measured. In order to mitigate this risk factor, the policy designed restricts the involvement of two groups of customers to the total deposits: the first 10 customers and second 50 customers.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows an analysis of maturities of assets and liabilities, determined based on the remaining period as of December 31, 2019 and December 31, 2018, based on undiscounted cash flows:

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.19
Assets
Debt Securities measured at Fair Value through Profit or Loss	64,916,862	879,594	14,428	155,733	5,257	65,971,874
Derivative Financial Instruments	1,398,539	—	—	—	—	1,398,539
Repurchase Transactions	30,724,621	—	—	—	—	30,724,621
Other Financial Assets	8,242,578	—	—	—	—	8,242,578
Loans and Other Financing	132,248,533	130,902,612	59,409,315	96,240,488	26,439,424	445,240,372
Other Debt Securities	20,672,074	—	—	—	—	20,672,074
Financial Assets Pledged as Collateral	11,550,586	—	—	—	—	11,550,586
Investments in Equity Instruments	2,497,466	—	—	—	—	2,497,466
Liabilities
Deposits	358,461,867	41,752,103	2,184,736	77,374	32	402,476,112
Liabilities at fair value through profit or loss	1,422,157	—	—	—	—
Derivative Financial Instruments	881,099	—	—	—	—	881,099
Repurchase Transactions	—	—	—	—	—	—
Other Financial Liabilities	67,627,472	—	—	—	—	67,627,472
Lease Liabilities	61,417	319,109	398,394	1,932,180	1,057,054	3,768,154
Financing Received from the Argentine Central Bank and Other Financial Institutions	3,720,364	10,793,401	4,281,429	6,204,079	—	24,999,273
Debt Securities	3,468,325	18,258,388	4,152,415	10,134,085	683,635	36,696,848
Subordinated Debt Securities	607,968	—	607,968	5,346,737	16,892,186	23,454,859

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.18
Assets
Debt Securities measured at Fair Value through Profit or Loss	118,219,287	383,455	575,061	1,592,696	241,620	121,012,119
Derivative Financial Instruments	2,746,893	—	—	—	—	2,746,893
Repurchase Transactions	3,249,325	—	—	—	—	3,249,325
Other Financial Assets	13,931,355	—	—	—	—	13,931,355
Loans and Other Financing	143,233,020	157,499,423	86,106,886	101,280,744	14,625,657	502,745,730
Other Debt Securities	22,292,815	—	—	—	—	22,292,815
Financial Assets Pledged as Collateral	16,640,808	—	—	—	—	16,640,808
Investments in Equity Instruments	247,769	—	—	—	—	247,769
Liabilities
Deposits	514,108,186	45,511,607	4,904,758	118,053	55	564,642,659
Liabilities at fair value through profit or loss	3,299,188	—	—	—	—	3,299,188
Derivative Financial Instruments	2,824,038	—	—	—	—	2,824,038
Repurchase Transactions	2,997,515	—	—	—	—	2,997,515
Other Financial Liabilities	97,014,823	41,646	51,326	224,872	10,991	97,343,658
Financing Received from the Argentine Central Bank and Other Financial Institutions	10,789,666	12,535,930	4,893,824	11,468,973	111,565	39,799,958
Debt Securities	2,001,407	11,779,292	20,402,461	40,344,981	1,938,714	76,466,855
Subordinated Debt Securities	591,573	—	591,573	5,197,625	17,570,746	23,951,517

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The credit quality of debt securities as of December 31, 2019 is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Private Securities	Total
AAA	310,150	—	—	6,232,989	—	—	6,543,139
AA+	—	—	44,295	—	—	5,310	49,605
AA	—	—	—	—	—	95,913	95,913
AA-	—	—	—	—	—	10,959	10,959
A+	—	—	—	—	—	129,010	129,010
A1+	—	—	—	—	—	469,378	469,378
A-	—	—	—	—	—	35,891	35,891
A3	—	—	—	—	—	75,278	75,278
Baa1	—	—	76,146	—	—	—	76,146
BBB	9,457	—	—	—	—	15,117	24,574
B-	—	—	—	—	—	4,654	4,654
C	—	—	—	—	—	7,668	7,668
CC	27,150	—	—	—	58,141,095	—	58,168,245

Total	346,757	—	120,441	6,232,989	58,141,095	849,178	65,690,460

The credit quality of debt securities as of December 31, 2018 is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Private Securities	Total
AAA	2,266,493	—	—	3,256,546	—	121,001	5,644,040
Aaa	—	—	—	—	—	56,337	56,337
Aaa.ar	—	—	—	—	—	302,242	302,242
AA+	—	—	57,173	—	—	32,113	89,286
AA	—	—	—	—	—	435,690	435,690
AA(arg)	—	—	—	—	—	17,169	17,169
raAA	—	689,080	—	—	—	—	689,080
AA-	—	—	—	—	—	425	425
A+	—	—	—	1,648	—	217,096	218,744
A1.ar	—	—	—	—	—	21,633	21,633
A	—	—	—	108,221	—	4,687	112,908
A(arg)	—	—	—	—	—	45,304	45,304
A-	—	—	—	—	—	63,134	63,134
A3.ar	—	226,129	—	—	—	—	226,129
BBB+	—	—	—	—	—	2,040	2,040
Baa1.ar	—	—	7,804	—	—	15,037	22,841
BBB	17,758	14,014	—	—	—	41,467	73,239
BBB(arg)	—	—	—	—	—	47,954	47,954
BBB-	—	409,546	—	—	—	—	409,546
Baa3.ar	—	174,626	—	—	—	—	174,626
B+	787	—	—	—	—	—	787
B-	—	—	—	—	—	4,766	4,766
CCC(arg)	—	—	—	—	—	321,891	321,891
No Rating	—	—	—	—	107,833,074	—	107,833,074

Total	2,285,038	1,513,395	64,977	3,366,415	107,833,074	1,749,986	116,812,885

Summary of credit risk

The following disclosures present the gross carrying amount of financial instruments to which the impairment requirements in IFRS 9 are applied and the associated allowance for loan losses.

Loans classified as uncollectible for 7 months are eliminated from the Group’s assets and are recognized in “Off-Balance Sheet Items”.

The credit quality related to loans granted is detailed in Schedule B.

The breakdown by term of “Net Loans and Other Financing” is detailed in Schedule D.

Impairment of financial assets

The “Expected Credit Loss” (“ECL”) model applies to financial assets which are valued at both amortized cost and fair value through OCI.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The standard establishes three categories to classify financial instruments, primarily considering the credit risk evolution over time. Stage 1 includes financial assets with normal or no significant risk associated; Stage 2 includes financial assets for which a significant increase in credit risk (“SICR”) has been identified but they are not yet deemed to be credit-impaired and Stage 3 comprises financial assets which are impaired and/or subject to serious risk of impairment.

To calculate the provisions for credit impairment risk, IFRS 9 differentiates between each of the three stages. The resulting concepts are explained as follows:

•

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

Grouping of instruments for losses measured on a collective basis

For expected credit loss provisions modelled on a collective basis, a grouping of exposures is performed based on shared risks characteristics, such that risk exposures within group are homogeneous. In performing this grouping, there must be sufficient information for the group to be statistically credible. Where sufficient information is not available internally, the Group has considered benchmarking internal/external supplementary data to use for modelling purposes. The Group has identified four groupings: Retail, Retail-like, Wholesale and Tarjeta Naranja, amongst these four segments the Group estimates parameters in a more granular way based on the shared risk characteristics.

Stage classification

Each subsidiary of Grupo Galicia classifies financial instruments subject to impairment under IFRS 9 in stages, as follows:

•

Stage 1: in the case of retail portfolios, it includes every operation up to 31 days past due. In the case of wholesale portfolios, it considers every client whose BCRA situation indicates a normal status (A1) (i.e. low risk of bankruptcy).

•	Stage 2: considers two groups:

•	Portfolios between 31 and 90 days past due.

•	Probability of Default (“PD”) or Score with impairment risk.

•	For wholesale, it considers credit ratings for which the risk of default has increased significantly.

•

Stage 3: For retail portfolios, it includes every operation amounting 90 or more days past due. For wholesale portfolios, it considers every client whose BCRA situation indicates serious risk of bankruptcy (C, D, E, F).

[1]	The analysis of the customer’s cash flow shows that it is capable of attend adequately all its financial commitments.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Significant Increase in credit risk

The Group considers a financial instrument to have experienced a significant increase in credit risk when any of the following conditions exist:

Retail Portfolio

BCRA Situation	Extra conditions to be considered stage 2
A, B1	- Cure
- Between 30 and 90 past due days
- Probability of Default (“PD”) or Score with impairment risk
C	- It does not apply to defaulted clients

Retail-like Portfolio

BCRA Situation	Extra conditions to be considered stage 2
A, B1	- Cure
- Between 30 and 90 past due days
- Probability of Default (“PD”) or Score with impairment risk
C	- It does not apply to defaulted clients

Wholesale Portfolio

BCRA Situation	Extra conditions to be considered stage 2
A	- Cure
- BCRA situation B1
- Probability of Default (“PD”) or Score with impairment risk
C	- It does not apply to defaulted clients

Definition of Default

A financial asset is in default whenever a payment is more than 90 days past due, or if the Company considers the payment will not be fully reimbursed.

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

•

Probability of Default (“PD”): it represents the likelihood of a borrower defaulting on its financial obligation (as per the definition of default included above), either over the next 12 months or the remaining lifetime of the obligation.

•

Exposure at the moment of Default (“EAD”): it is based on the amounts the Group expects to be owed at the time of default, over the next 12 months or over the remaining lifetime. For example, for a revolving commitment, the Group includes the current draw down balance plus any further amount that it is expected to be drawn up to the current contractual limit by the time of default, should it have occurred.

•

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

IFRS 9 establishes the following standards regarding the estimation of credit loss:

•	An unbiased weighted probability index determined by the evaluation of different outcomes.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•	Time value of money

•	Reasonable and sustainable information available at no additional cost or effort that provides evidence to support forecasts, as well as present conditions and past events.

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

Key macroeconomic variables used in the scenarios described below are shown in the table:

Macroeconomic Variable Projections		QI - 2020	QII - 2019	QIII - 2019	QIV - 2019
Monthly Estimator of Economic Activity (EMAE)	Base	-1.0%	0.0%	2.4%	6.5%
	Optimistic	-2.2%	-0.5%	1.5%	4.7%
	Pessimist	-4.4%	-5.8%	-6.0%	-4.7%
Inflation Rate (IPC)	Base	52.4%	51.8%	45.6%	40.0%
	Optimistic	47.1%	43.4%	36.1%	30.0%
	Pessimist	57.3%	64.0%	66.5%	70.0%
Exchange Rate	Base	61.7%	62.1%	33.4%	27.0%
	Optimistic	58.4%	55.6%	25.4%	17.0%
	Pessimist	78.8%	98.3%	80.4%	90.0%
Unemployment Rate	Base	11.1%	10.1%	10.1%	1.9%
	Optimistic	15.8%	-3.4%	4.6%	-11.8%
	Pessimist	25.3%	19.2%	40.1%	29.9%
International Reserve	Base	-50.1%	-48.3%	-34.8%	-1.4%
	Optimistic	-51.0%	-45.9%	-27.4%	17.6%
	Pessimist	-61.9%	-65.7%	-59.0%	-39.5%
Real Salary	Base	-7.0%	-6.0%	-0.7%	1.4%
	Optimistic	-3.3%	-3.0%	0.0%	3.1%
	Pessimist	-5.5%	-7.3%	-6.6%	-5.9%
Real Exchange Rate	Base	8.4%	11.2%	-3.2%	-6.5%
	Optimistic	9.8%	12.6%	-3.1%	-7.8%
	Pessimist	15.9%	25.5%	13.9%	14.5%
Monetary Base	Base	31.9%	43.1%	55.5%	55.4%
	Optimistic	30.0%	39.2%	49.5%	46.0%
	Pessimist	33.1%	47.5%	60.7%	62.0%
Badlar	Base	-25.6%	-47.9%	-53.3%	-36.9%
	Optimistic	-37.6%	-47.0%	-58.3%	-45.2%
	Pessimist	20.0%	-1.8%	-16.6%	19.0%

These variations were calculated on annual basis.

Scenario Probabilities	Base	Optimistic	Pessimistic
Retail, Retail like and Wholesale	70%	15%	15%

Tarjeta Naranja	70%	15%	15%

Grupo Galicia has also carried out sensitivity analysis to assess the impact of volatility on macroeconomic variables on the result of the expected credit losses.

Scenario 1 (change in the probability of the macroeconomic scenarios)	Base scenario	Sensitivity
Regular scenario	70%	45%
Positive scenario	15%	10%
Negative scenario	15%	45%
GFG ECL	26,610,485	26,674,968
Retail, Retail like and Wholesale ECL	19,197,292	19,241,671
Naranja ECL	7,413,193	7,433,297

Scenario 2 (change in forecast PIB, inflation, nominal exchange rate, unemployment, current account)	Regular scenario	Positive scenario	Negative scenario
Macroeconomic scenario probability	70%	15%	15%

		Sensitivity
Monthly estimator of economic activity	8%	6%	-6%
Inflation	30%	20%	80%
Nominal exchange rate	23%	12%	110%
Unemployment	1%	-13%	35%
Monetary base	52%	40%	70%
International reserves	-1%	25%	-45%

GFG ECL		27,363,700
Retail, Retail like and Wholesale ECL		19,923,662
Naranja ECL		7,440,038

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The following table contains an analysis of the credit risk exposure of financial instruments for which an ECL allowance is recognized.

	Retail Portfolio
	December 31, 2019				December 31, 2018
	ECL Staging
	Stage 1	Stage 2	Stage 3	Total	Total
	12-month	Lifetime	Lifetime
Days past due
0	78,566,753	28,797,042	912,351	108,276,146	139,233,133
1-30	1,562,357	1,520,196	185,361	3,402,141	3,267,914
31-60	—	1,262,208	163,053	1,291,034	1,425,261
61-90	—	528,261	274,967	803,228	1,213,539
Default	—	—	4,281,651	4,281,651	5,201,161

Gross Carrying amount	80,129,110	32,107,707	5,817,383	118,054,200	153,253,607
Loss allowance	4,050,243	1,876,438	4,576,479	10,503,160	11,502,798

Net Carrying amount	76,078,867	30,231,269	1,240,904	107,551,040	141,750,809

	Retail like Portfolio
	December 31, 2019				December 31, 2018
	ECL Staging
	Stage 1	Stage 2	Stage 3	Total	Total
	12-month	Lifetime	Lifetime
Days past due
0	33,043,232	4,297,615	497,111	37,837,958	49,804,857
1-30	1,306,745	532,729	165,470	2,004,944	2,037,768
31-60	—	159,963	64,134	224,097	517,274
61-90	—	172,306	147,679	319,985	402,899
Default	—	—	2,437,282	2,437,282	2,765,424

Gross Carrying amount	34,349,977	5,162,613	3,311,676	42,824,266	55,528,222
Loss allowance	352,917	146,516	2,514,583	3,014,016	2,656,347

Net Carrying amount	33,997,060	5,016,097	797,093	39,810,250	52,871,875

	Wholesale Portfolio
	December 31, 2019				December 31, 2018
	ECL Staging
	Stage 1	Stage 2	Stage 3	Total	Total
	12-month	Lifetime	Lifetime
Days past due
A	206,109,137	5,687,008	—	211,796,145	217,775,608
B1	—	377,715	—	377,715	(3,382,401)
Default	—	—	4,876,548	4,876,548	3,869,637

Gross Carrying amount	206,109,137	6,064,723	4,876,548	217,050,408	218,262,844
Loss allowance	540,249	179,755	4,492,730	5,212,734	1,954,981

Net Carrying amount	205,568,888	5,884,968	383,818	211,837,674	216,307,863

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Naranja
	December 31, 2019				December 31, 2018
	ECL Staging
	Stage 1	Stage 2	Stage 3	Total	Total
	12-month	Lifetime	Lifetime
Days past due
0	44,632,416	532,061	261,123	45,425,600	60,818,990
1-30	2,434,450	158,839	89,667	2,682,956	5,412,971
31-60	—	1,216,694	76,477	1,293,171	2,618,147
61-90	—	629,044	46,306	675,350	1,445,291
Default	—	—	5,580,546	5,580,546	5,825,679

Gross Carrying amount	47,066,866	2,536,638	6,054,119	55,657,623	76,121,078
Loss allowance	2,023,337	704,146	4,685,710	7,413,193	8,164,343

Net Carrying amount	45,043,529	1,832,492	1,368,409	48,244,430	67,956,735

	Retail Portfolio
	December 31, 2018				December 31, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3	Total	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Days past due
0	123,255,338	15,977,795	—	139,233,133	157,296,668
1-30	3,415,641	1,846,773	—	5,262,414	5,279,544
31-60	—	2,343,360	—	2,343,360	1,749,691
61-90	—	1,213,539	—	1,213,539	754,043
Default	—	—	5,201,161	5,201,161	4,009,264

Gross Carrying amount	126,670,979	21,381,467	5,201,161	153,253,607	169,089,210
Loss allowance	4,000,345	3,565,091	3,937,362	11,502,798	5,671,699

Net Carrying amount	122,670,634	17,816,376	1,263,799	141,750,809	163,417,511

	Retail like Portfolio
	December 31, 2018				December 31, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3	Total	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Days past due
0	45,031,870	4,772,987	—	49,804,857	47,071,424
1-30	1,333,592	704,176	—	2,037,768	1,093,756
31-60	—	517,274	—	517,274	210,169
61-90	—	402,899	—	402,899	150,521
Default	—	—	2,765,424	2,765,424	1,234,348

Gross Carrying amount	46,365,462	6,397,336	2,765,424	55,528,222	49,760,218
Loss allowance	410,651	430,926	1,814,770	2,656,347	1,485,036

Net Carrying amount	45,954,811	5,966,410	950,654	52,871,875	48,275,182

	Wholesale Portfolio
	December 31, 2018				December 31, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3	Total	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Days past due
A	208,462,971	9,304,310	8,327	217,775,608	200,660,551
B1	(3,442,254)	59,853	—	(3,382,401)	118,967
Default	—	—	3,869,637	3,869,637	1,243,106

Gross Carrying amount	205,020,717	9,364,163	3,877,964	218,262,844	202,022,624
Loss allowance	808,785	119,011	1,027,185	1,954,981	1,154,685

Net Carrying amount	204,211,932	9,245,152	2,850,779	216,307,863	200,867,939

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Naranja
	December 31, 2018				December 31, 2017
	ECL Staging
	Stage 1	Stage 2	Stage 3	Total	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Days past due
0	56,167,414	4,651,576	—	60,818,990	66,755,543
1-30	3,956,380	1,456,591	—	5,412,971	5,214,783
31-60	—	2,618,147	—	2,618,147	1,735,857
61-90	—	1,445,291	—	1,445,291	810,681
Default	—	—	5,825,679	5,825,679	4,514,973

Gross Carrying amount	60,123,794	10,171,605	5,825,679	76,121,078	79,031,837
Loss allowance	2,117,634	2,834,539	3,212,170	8,164,343	5,965,182

Net Carrying amount	58,006,160	7,337,066	2,613,509	67,956,735	73,066,655

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

This table provides information on balance sheet items and their collateral in offsets as well as loan and other credit-related commitments.

Assets Subject to Impairment

Item	Carrying Amount	Loss Allowances	Gross Carrying Amount	Collateral´s Fair Value
Advances	15,892,268	315,666	15,576,602	—
Mortgage Loans	15,052,635	895,613	14,157,022	38,775,957
Pledge Loans	3,208,665	55,338	3,153,327	1,959,793
Personal Loans	27,645,893	3,077,729	24,568,164	—
Credit Card Loans	149,459,966	13,886,647	135,573,319	—
Financial Leases	2,225,646	62,010	2,163,636	—
Overdrafts	75,080,343	5,431,272	69,649,071	—
Pre-financing export loans	53,937,131	241,621	53,695,510	—
Others	88,747,362	2,148,550	86,598,812	4,599,439
Public Securities	2,336,588	28,657	2,307,931	—

Total as of December 31, 2019	433,586,497	26,143,103	407,443,394	45,335,189

The following table shows information about the mortgage portfolio LTV distribution.

Mortgages Portfolio -LTV Distribution	Exposure
Lower than 50%	8,646
50 to 60%	1,266
60 to 70%	1,103
70 to 80%	1,250
80 to 90%	1,145
90 to 100%	2,445
Higher than 100%	14,562

Total	30,417

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees

The following disclosure provides a reconciliation by stage of the Group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL. The net remeasurement of ECL arising from stage transfers represents the increase or decrease due to these transfers, for example, moving from a 12-month (stage 1) to a lifetime (stage 2) ECL measurement basis. This is captured, along with other credit quality movements in the ‘changes in PD/LGD/EAD’ line item. The ‘New financial assets originated or repurchased’ represent the gross carrying/nominal amount and associated allowance ECL impact from volume movements within the Group’s lending portfolio.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following tables explain the changes in the loss allowance between the beginning and the end of the annual period due to these factors:

Retail Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2018	4,000,345	3,565,091	3,937,362	—	11,502,798
Inflation effect	(1,399,888)	(1,247,575)	(1,377,848)	—	(4,025,311)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(541,650)	541,650	—	—	—
Transfer from Stage 1 to Stage 3	(55,913)	—	55,913	—	—
Transfer from Stage 2 to Stage 1	462,714	(462,714)	—	—	—
Transfer from Stage 2 to Stage 3	—	(333,814)	333,814	—	—
Transfer from Stage 3 to Stage 2	—	34,657	(34,657)	—	—
Transfer from Stage 3 to Stage 1	21,195	—	(21,195)	—	—
New Financial Assets Originated or Purchased	975,375	569,129	2,505,793	—	4,050,297
Changes in PDs/LGDs/EADs	1,400,209	(896)	630,489	—	2,029,802
Changes to model assumptions and methodologies	(172,921)	735,069	1,311,945	—	1,874,093
Foreign exchange and other movements	208,412	(204,306)	33,793	—	37,899
Other movements with no P&L impact
Write-offs	(847,635)	(1,319,853)	(2,798,930)	—	(4,966,418)

Loss Allowance as of December 31, 2019	4,050,243	1,876,438	4,576,479	—	10,503,160

Retail Like Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2018	410,651	430,926	1,814,770	—	2,656,347
Inflation effect	(143,704)	(150,799)	(635,064)	—	(929,567)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(24,832)	24,832	—	—	—
Transfer from Stage 1 to Stage 3	(1,436)	—	1,436	—	—
Transfer from Stage 2 to Stage 1	16,974	(16,974)	—	—	—
Transfer from Stage 2 to Stage 3	—	(29,246)	29,246	—	—
Transfer from Stage 3 to Stage 2	—	9,317	(9,317)	—	—
Transfer from Stage 3 to Stage 1	1,175	—	(1,175)	—	—
New Financial Assets Originated or Purchased	238,020	70,572	2,017,956	—	2,326,548
Changes in PDs/LGDs/EADs	91,006	8,924	427,620	—	527,550
Changes to model assumptions and methodologies	(48,727)	36,552	277,169	—	264,994
Foreign exchange and other movements	27,507	(11,193)	(9,120)	—	7,194
Other movements with no P&L impact
Write-offs	(213,717)	(226,395)	(1,398,938)	—	(1,839,050)

Loss Allowance as of December 31, 2019	352,917	146,516	2,514,583	—	3,014,016

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Wholesale Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2018	808,785	119,011	1,027,185	—	1,954,981
Inflation effect	(283,028)	(41,647)	(359,455)	—	(684,130)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(28,341)	28,341	—	—	—
Transfer from Stage 1 to Stage 3	(58)	—	58	—	—
Transfer from Stage 2 to Stage 1	62,382	(62,382)	—	—	—
Transfer from Stage 2 to Stage 3	—	(1,027)	1,027	—	—
Transfer from Stage 3 to Stage 2	—	41,499	(41,499)	—	—
Transfer from Stage 3 to Stage 1	2	—	(2)	—	—
New Financial Assets Originated or Purchased	385,304	93,976	211,464	—	690,744
Changes in PDs/LGDs/EADs	19,099	30,508	4,293,694	—	4,343,301
Changes to model assumptions and methodologies	(25,142)	72,470	11,928	—	109,540
Foreign exchange and other movements	(9,847)	(4,969)	14,694	—	(122)
Other movements with no P&L impact
Write-offs	(439,191)	(96,025)	(666,364)	—	(1,201,580)

Loss Allowance as of December 31, 2019	540,249	179,755	4,492,730	—	5,212,734

Naranja	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2018	2,117,634	2,834,539	3,212,170	—	8,164,343
Inflation effect	(741,049)	(991,924)	(1,124,073)	—	(2,857,046)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(51,051)	51,051	—	—	—
Transfer from Stage 1 to Stage 3	(107,274)	—	107,274	—	—
Transfer from Stage 2 to Stage 1	680,513	(680,513)	—	—	—
Transfer from Stage 2 to Stage 3	—	(680,583)	680,583	—	—
Transfer from Stage 3 to Stage 2	—	2,767	(2,767)	—	—
Transfer from Stage 3 to Stage 1	9,518	—	(9,518)	—	—
New Financial Assets Originated or Purchased	102,230	895,000	2,888,561	—	3,885,791
Changes in PDs/LGDs/EADs	913,845	513,073	1,629,665	—	3,056,583
Changes to model assumptions and methodologies	(309,543)	(693,866)	(8,677)	—	(1,012,086)
Foreign exchange and other movements	11,146	—	—	—	11,146
Other movements with no P&L impact
Write-offs	(602,632)	(545,398)	(2,687,508)	—	(3,835,538)

Loss Allowance as of December 31, 2019	2,023,337	704,146	4,685,710	—	7,413,193

Retail Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2017	1,682,312	1,410,750	2,578,637	—	5,671,699
Inflation effect	(542,887)	(455,254)	(832,132)	—	(1,830,273)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(56,075)	56,075	—	—	—
Transfer from Stage 1 to Stage 3	(19,975)	—	19,975	—	—
Transfer from Stage 2 to Stage 1	94,867	(94,867)	—	—	—
New Financial Assets Originated or Purchased	1,046,545	2,117,334	2,485,839	—	5,649,718
Changes in PDs/LGDs/EADs	2,057,322	1,450,069	2,883,617	—	6,391,008
Foreign exchange and other movements	71,851	40,839	(15,039)	—	97,651
Other movements with no P&L impact
Transfers:
Transfer from Stage 2 to Stage 3	—	(62,777)	62,777	—	—
Transfer from Stage 3 to Stage 2	—	44,095	(44,095)	—	—
Write-offs	(333,615)	(941,173)	(3,202,217)	—	(4,477,005)

Loss Allowance as of December 31, 2018	4,000,345	3,565,091	3,937,362	—	11,502,798

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Retail Like Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2017	341,135	195,413	948,488	—	1,485,036
Inflation effect	(110,085)	(63,061)	(306,079)	—	(479,225)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(6,016)	6,016	—	—	—
Transfer from Stage 1 to Stage 3	(1,143)	—	1,143	—	—
Transfer from Stage 2 to Stage 1	14,729	(14,729)	—	—	—
New Financial Assets Originated or Purchased	278,772	301,498	1,335,299	—	1,915,569
Changes in PDs/LGDs/EADs	185,204	136,917	807,740	—	1,129,861
Foreign exchange and other movements	26,219	25,024	135,669	—	186,912
Other movements with no P&L impact
Transfers:
Transfer from Stage 2 to Stage 3	—	(4,515)	4,515	—	—
Transfer from Stage 3 to Stage 2	—	4,838	(4,838)	—	—
Write-offs	(318,164)	(156,475)	(1,107,167)	—	(1,581,806)

Loss Allowance as of December 31, 2018	410,651	430,926	1,814,770	—	2,656,347

Wholesale Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2017	325,779	69,546	759,360	—	1,154,685
Inflation effect	(105,131)	(22,441)	(245,045)	—	(372,617)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(2,880)	2,880	—	—	—
Transfer from Stage 1 to Stage 3	(275)	—	275	—	—
Transfer from Stage 2 to Stage 1	4,303	(4,303)	—	—	—
New Financial Assets Originated or Purchased	613,038	66,376	—	—	679,414
Changes in PDs/LGDs/EADs	227,367	60,418	117,553	—	405,338
Foreign exchange and other movements	(10,496)	15,369	385,581	—	390,454
Other movements with no P&L impact
Transfers:
Transfer from Stage 2 to Stage 3	—	(9,461)	9,461	—	—
Write-offs	(242,920)	(59,373)	—	—	(302,293)

Loss Allowance as of December 31, 2018	808,785	119,011	1,027,185	—	1,954,981

Naranja	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2017	1,391,092	1,954,069	2,620,021	—	5,965,182
Inflation effect	(448,909)	(630,583)	(845,487)	—	(1,924,979)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(170,994)	170,994	—	—	—
Transfer from Stage 1 to Stage 3	(61,988)	—	61,988	—	—
Transfer from Stage 2 to Stage 1	331,577	(331,577)	—	—	—
New Financial Assets Originated or Purchased	791,626	1,130,810	797,807	—	2,720,243
Changes in PDs/LGDs/EADs	549,774	1,866,361	3,612,931	—	6,029,066
Foreign exchange and other movements	(197,790)	(323,182)	—	—	(520,972)
Other movements with no P&L impact
Transfers:
Transfer from Stage 2 to Stage 3	—	(431,289)	431,289	—	—
Transfer from Stage 3 to Stage 2	—	16,777	(16,777)	—	—
Transfer from Stage 3 to Stage 1	14,866	—	(14,866)	—	—
Write-offs	(81,620)	(587,841)	(3,434,736)	—	(4,104,197)

Loss Allowance as of December 31, 2018	2,117,634	2,834,539	3,212,170	—	8,164,343

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Retail Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of January 01, 2017	1,962,040	1,071,697	2,270,657	—	5,304,394
Inflation effect	(389,838)	(212,936)	(451,154)	—	(1,053,928)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(57,318)	57,318	—	—	—
Transfer from Stage 1 to Stage 3	(19,387)	—	19,387	—	—
Transfer from Stage 2 to Stage 1	210,006	(210,006)	—	—	—
New Financial Assets Originated or Purchased	472,592	952,404	1,492,196	—	2,917,192
Changes in PDs/LGDs/EADs	45,327	379,063	1,956,305	—	2,380,695
Foreign exchange and other movements	16,212	2,040	(17,809)	—	443
Other movements with no P&L impact
Transfers:
Transfer from Stage 2 to Stage 3	—	(52,291)	52,291	—	—
Transfer from Stage 3 to Stage 2	—	44,873	(44,873)	—	—
Write-offs	(557,322)	(621,412)	(2,698,363)	—	(3,877,097)

Loss Allowance as of December 31, 2017	1,682,312	1,410,750	2,578,637	—	5,671,699

Retail Like Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of January 01, 2017	88,123	291,080	573,340	—	952,543
Inflation effect	(17,508)	(57,835)	(113,918)	—	(189,261)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(6,193)	6,193	—	—	—
Transfer from Stage 1 to Stage 3	(571)	—	571	—	—
Transfer from Stage 2 to Stage 1	67,091	(67,091)	—	—	—
New Financial Assets Originated or Purchased	278,455	126,703	617,965	—	1,023,123
Changes in PDs/LGDs/EADs	(42,646)	83,812	384,929	—	426,095
Foreign exchange and other movements	1,403	17,589	68,005	—	86,997
Other movements with no P&L impact
Transfers:
Transfer from Stage 2 to Stage 3	—	(9,659)	9,659	—	—
Transfer from Stage 3 to Stage 2	—	10,253	(10,253)	—	—
Write-offs	(27,019)	(205,632)	(581,810)	—	(814,461)

Loss Allowance as of December 31, 2017	341,135	195,413	948,488	—	1,485,036

Wholesale Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of January 01, 2017	255,997	164,428	343,945	—	764,370
Inflation effect	(50,865)	(32,669)	(68,339)	—	(151,873)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(4,143)	4,143	—	—	—
Transfer from Stage 1 to Stage 3	(94)	—	94	—	—
Transfer from Stage 2 to Stage 1	3,427	(3,427)	—	—	—
New Financial Assets Originated or Purchased	262,500	45,105	—	—	307,605
Changes in PDs/LGDs/EADs	101,102	98,366	72,726	—	272,194
Foreign exchange and other movements	16,878	(16,769)	395,909	—	396,018
Other movements with no P&L impact
Transfers:
Transfer from Stage 2 to Stage 3	—	(15,025)	15,025	—	—
Write-offs	(259,023)	(174,606)	—	—	(433,629)

Loss Allowance as of December 31, 2017	325,779	69,546	759,360	—	1,154,685

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Naranja	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of January 01, 2017	1,193,141	2,409,363	2,797,419	—	6,399,923
Inflation effect	(237,065)	(478,714)	(555,817)	—	(1,271,596)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(93,181)	93,181	—	—	—
Transfer from Stage 1 to Stage 3	(38,118)	—	38,118	—	—
Transfer from Stage 2 to Stage 1	650,714	(650,714)	—	—	—
New Financial Assets Originated or Purchased	375,465	684,637	103,474	—	1,163,576
Changes in PDs/LGDs/EADs	(336,547)	1,051,645	1,915,058	—	2,630,156
Foreign exchange and other movements	(131,230)	(252,550)	—	—	(383,780)
Other movements with no P&L impact					—
Transfers:
Transfer from Stage 2 to Stage 3	—	(395,389)	395,389	—	—
Transfer from Stage 3 to Stage 2	—	1,751	(1,751)	—	—
Transfer from Stage 3 to Stage 1	56,383	—	(56,383)	—	—
Write-offs	(48,470)	(509,141)	(2,015,486)	—	(2,573,097)

Loss Allowance as of December 31, 2017	1,391,092	1,954,069	2,620,021	—	5,965,182

The following table further explains changes in the gross carrying amount of specific segment portfolio to help explain their significance to the changes in the loss allowance:

Retail like Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2018	46,365,462	6,397,336	2,765,424	—	55,528,222
Transfers:
Transfers from Stage 1 to Stage 2	(3,669,945)	3,669,945	—	—	—
Transfers from Stage 1 to Stage 3	(180,232)	—	180,232	—	—
Transfers from Stage 2 to Stage 1	608,803	(608,803)	—	—	—
Transfers from Stage 2 to Stage 3	—	(298,649)	298,649	—	—
Transfers from Stage 3 to Stage 2	—	19,171	(19,171)	—	—
Transfers from Stage 3 to Stage 1	5,565	—	(5,565)	—	—
Financial assets derecognized during the period other than write-offs	(15,036,031)	(3,099,488)	(1,680,196)	—	(19,815,715)
New financial assets originated or purchased	20,951,735	1,472,562	2,735,514	—	25,159,811
FX and other movements	1,529,839	(150,764)	4,527	—	1,383,602
Inflation Effect	(16,225,219)	(2,238,697)	(967,738)	—	(19,431,654)

Gross carrying amount as of December 31, 2019	34,349,977	5,162,613	3,311,676	—	42,824,266

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Retail Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2018	126,670,979	21,381,467	5,201,161	—	153,253,607
Transfers:
Transfers from Stage 1 to Stage 2	(27,605,206)	27,605,206	—	—	—
Transfers from Stage 1 to Stage 3	(1,590,455)	—	1,590,455	—	—
Transfers from Stage 2 to Stage 1	9,834,363	(9,834,363)	—	—	—
Transfers from Stage 2 to Stage 3	—	(1,406,826)	1,406,826	—	—
Transfers from Stage 3 to Stage 2	—	54,517	(54,517)	—	—
Transfers from Stage 3 to Stage 1	36,462	—	(36,462)	—	—
Financial assets derecognized during the period other than write-offs	(15,005,033)	(3,686,530)	(3,132,323)	—	(21,823,886)
New financial assets originated or purchased	19,755,005	6,805,058	3,298,999	—	29,859,062
FX and other movements	12,360,478	(1,328,551)	(636,652)	—	10,395,275
Inflation Effect	(44,327,483)	(7,482,271)	(1,820,104)	—	(53,629,858)

Gross carrying amount as of December 31, 2019	80,129,110	32,107,707	5,817,383	—	118,054,200

Wholesale Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2018	205,020,717	9,364,163	3,877,964	—	218,262,844
Transfers:
Transfers from Stage 1 to Stage 2	(6,201,605)	6,201,605	—	—	—
Transfers from Stage 1 to Stage 3	(6,479)	—	6,479	—	—
Transfers from Stage 2 to Stage 1	1,813,608	(1,813,608)	—	—	—
Transfers from Stage 2 to Stage 3	—	(21,051)	21,051	—	—
Transfers from Stage 3 to Stage 2	—	90,874	(90,874)	—	—
Transfers from Stage 3 to Stage 1	714	—	(714)	—	—
Financial assets derecognized during the period other than write-offs	(93,761,209)	(4,481,824)	(118,942)	—	(98,361,975)
New financial assets originated or purchased	165,278,026	2,975,288	316,155	—	168,569,469
FX and other movements	3,473,035	(2,973,811)	2,222,491	—	2,721,715
Inflation Effect	(69,507,670)	(3,276,913)	(1,357,062)	—	(74,141,645)

Gross carrying amount as of December 31, 2019	206,109,137	6,064,723	4,876,548	—	217,050,408

Naranja	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2018	60,123,794	10,171,605	5,825,679	—	76,121,078
Transfers:
Transfers from Stage 1 to Stage 2	(1,110,563)	1,110,563	—	—	—
Transfers from Stage 1 to Stage 3	(1,860,449)	—	1,860,449	—	—
Transfers from Stage 2 to Stage 1	2,598,692	(2,598,692)	—	—	—
Transfers from Stage 2 to Stage 3	—	(2,258,668)	2,258,668	—	—
Transfers from Stage 3 to Stage 2	—	5,664	(5,664)	—	—
Transfers from Stage 3 to Stage 1	19,427	—	(19,427)	—	—
Financial assets derecognized during the period other than write-offs	(1,605,396)	(1,165,656)	(2,548,634)	—	(5,319,686)
New financial assets originated or purchased	10,374,605	987,705	862,772	—	12,225,082
FX and other movements	(433,410)	(156,413)	(141,075)	—	(730,898)
Inflation Effect	(21,039,834)	(3,559,470)	(2,038,649)	—	(26,637,953)

Gross carrying amount as of December 31, 2019	47,066,866	2,536,638	6,054,119	—	55,657,623

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Retail like Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2017	43,107,898	5,417,972	1,234,348	—	49,760,218
Transfers:
Transfers from Stage 1 to Stage 2	(871,588)	871,588	—	—	—
Transfers from Stage 1 to Stage 3	(164,162)	—	164,162	—	—
Transfers from Stage 2 to Stage 1	—	5,040	(5,040)	—	—
Transfers from Stage 2 to Stage 3	—	(94,558)	94,558	—	—
Transfers from Stage 3 to Stage 2	547,402	(547,402)	—	—	—
Financial assets derecognized during the period other than write-offs	(9,541,426)	(1,634,974)	(551,549)	—	(11,727,949)
New financial assets originated or purchased	26,884,407	4,121,250	2,032,195	—	33,037,852
FX and other movements	313,955	6,813	195,073	—	515,841
Inflation effect	(13,911,024)	(1,748,393)	(398,323)	—	(16,057,740)

Gross carrying amount as of December 31, 2018	46,365,462	6,397,336	2,765,424	—	55,528,222

Retail Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2017	143,080,464	21,999,482	4,009,264	—	169,089,210
Transfers:
Transfers from Stage 1 to Stage 2	(3,273,027)	3,273,027	—	—	—
Transfers from Stage 1 to Stage 3	(1,058,724)	—	1,058,724	—	—
Transfers from Stage 2 to Stage 1	—	49,385	(49,385)	—	—
Transfers from Stage 2 to Stage 3	—	(573,916)	573,916	—	—
Transfers from Stage 3 to Stage 2	3,221,464	(3,221,464)	—	—	—
Financial assets derecognized during the period other than write-offs	(8,282,669)	(2,478,551)	(1,704,660)	—	(12,465,880)
New financial assets originated or purchased	37,070,938	9,247,249	2,268,090	—	48,586,277
FX and other movements	2,084,944	185,542	339,011	—	2,609,497
Inflation Effect	(46,172,411)	(7,099,287)	(1,293,799)	—	(54,565,497)

Gross carrying amount as of December 31, 2018	126,670,979	21,381,467	5,201,161	—	153,253,607

Wholesale Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2017	188,138,737	12,638,355	1,245,532	—	202,022,624
Transfers:
Transfers from Stage 1 to Stage 2	(854,642)	854,642	—	—	—
Transfers from Stage 1 to Stage 3	(15,220)	—	15,220	—	—
Transfers from Stage 3 to Stage 2	722,494	(722,494)	—	—
Financial assets derecognized during the period other than write-offs	(55,621,489)	(5,040,182)	—	—	(60,661,671)
New financial assets originated or purchased	124,006,193	6,954,157	2,421,789	—	133,382,139
FX and other movements	8,343,440	(1,241,887)	597,359	—	7,698,912
Inflation Effect	(59,698,796)	(4,078,428)	(401,936)	—	(64,179,160)

Gross carrying amount as of December 31, 2018	205,020,717	9,364,163	3,877,964	—	218,262,844

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Naranja	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2017	63,132,651	11,384,213	4,514,973	—	79,031,837
Transfers:
Transfers from Stage 1 to Stage 2	(6,051,219)	6,051,219	—	—	—
Transfers from Stage 1 to Stage 3	(2,151,017)	—	2,151,017	—	—
Transfers from Stage 2 to Stage 1	1,735,099	(1,735,099)	—	—	—
Transfers from Stage 2 to Stage 3	—	(1,982,432)	1,982,432	—	—
Transfers from Stage 3 to Stage 2	—	33,663	(33,663)	—	—
Transfers from Stage 3 to Stage 1	28,825	—	(28,825)	—	—
Financial assets derecognized during the period other than write-offs	(1,114,928)	(1,119,775)	(2,785,702)	—	(5,020,405)
New financial assets originated or purchased	24,889,161	1,180,716	1,543,536	—	27,613,413
FX and other movements	28,281	32,816	(61,097)	—	—
Inflation Effect	(20,373,059)	(3,673,716)	(1,456,992)	—	(25,503,767)

Gross carrying amount as of December 31, 2018	60,123,794	10,171,605	5,825,679	—	76,121,078

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Banco Galicia’s reputational risk management function was allocated to the Compliance Management Division, seeking to obtain a more comprehensive vision and be able to make immediate decisions that protect the entity’s image and reputation by using tools that enable to monitor and follow up to the perception of different groups of interest.

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

The Reputational Crisis Committee is in charge of becoming aware of the events that may affect the Bank’s reputation. In the face of an event of such characteristics, all the necessary information is gathered in the shortest time possible in order to be able to make assertive decisions, formally declare the crisis situation, if appropriate, and define the action plan to alleviate the crisis. In addition, such committee determines the communication strategy to be followed, considering the groups of interest involved. Finally, the strategy and related actions are followed to tackle the crisis.

Strategic Risk

Strategic risk is that which arises from an inappropriate business strategy or an adverse change in forecasts, parameters, goals and other functions that support such strategy.

It represents the possibility of fluctuations in placements that prevent Banco Galicia or its subsidiaries from obtaining the expected results of operations. These potential affected results of operations would give rise to lower income or higher costs regardless of what was budgeted.

Money Laundering Risk

As regards the control and prevention of asset laundering and funding of terrorist activities, Banco Galicia complies with the regulations set forth by the Argentine Central Bank, the Financial Information Unit and Law No. 25246, as amended, which creates the Financial Information Unit (UIF), within the purview of Argentina’s Ministry of Treasury and Public Finance with functional autarchy. The Financial Information Unit is in charge of analyzing, addressing and reporting the information received, in order to prevent and avoid both asset laundering and funding of terrorist activities.

The Bank has promoted the implementation of measures designed to fight against the use of the international financial system by criminal organizations. For such purposes, Banco Galicia has control policies, procedures and structures that are applied using a “risk-based approach”, which allow for the monitoring of transactions, pursuant to the “customer profile” (defined individually based on the information and documentation related to the economic and financial condition of the customer), in order to detect such transactions that should be considered unusual, and to report them to the UIF in applicable cases. The Anti-Money Laundering Management Division (“PLA”, as per its initials in Spanish) is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization by drafting the related handbooks and training all employees. In addition, the management of this risk is regularly reviewed by Internal Audit.

The Bank has appointed a director as Compliance Officer, pursuant to Resolution 121/11, as amended, handed down by the UIF, who shall be responsible for ensuring compliance with and implementation of the proceedings and obligations on the issue.

The Bank contributes to the prevention and mitigation of risks from these transaction-related criminal behaviors, by being involved in the international regulatory standards adoption process.

Cybersecurity Risk

The use of technologies in place facilitates us a significant number of tools that expedite and improve the Bank’s processes, having a positive impact on our products and services. However, along with the above-mentioned benefits, risks and/or threats related to these new opportunities provided by digital technologies appear.

The cybersecurity-related risk is a matter inherent to the introduction of these new technologies. On one hand, such risk management stands out among Banco Galicia’s main goals, and, on the other, all the personnel’s as well as customers’ awareness of the considerations as regards the use of the above-mentioned technologies. In this respect, it is vital for the organization to understand thoroughly its internal processes, the tools used and the available techniques to mitigate cybersecurity-related risks.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 46. CONTINGENCIES AND COMMITMENTS

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

b) Consumer Protection Associations

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco Galicia regarding the collection of certain financial charges.

The Group believes that the resolution of these controversies will not have a significant impact on its financial condition.

c) Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. and Summary Proceedings Commenced by the Argentine Central Bank

The penalties imposed and the summary proceedings commenced by the Argentine Central Bank are detailed in Note 53.

The provisions for contingencies recorded are as follows:

	12.31.19	12.31.18
Other Contingencies	2,525,957	2,044,651
For Commercial Lawsuits/Legal matters	2,102,244	1,628,525
For Labor Lawsuits	169,013	148,157
For Claims and Credit Cards	1,097	1,688
For Guarantees Granted	1,142	1,757
For Other Contingencies	252,461	264,524
For Termination Benefits	171,358	133,720
Difference for Dollarization of Judicial Deposits—Communication “A” 4686	44,345	42,995
Administrative, Disciplinary and Criminal Penalties	5,306	8,162

Total	2,746,966	2,229,528

NOTE 47. OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position where the Group currently has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

The disclosures in the following tables include financial assets and liabilities that:

•	are offset in the Group’s consolidated statement of financial position; or

•	are subject to a netting agreement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position.

Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.

The financial instruments subject to offsetting, master netting agreements and similar agreements as of December 31, 2019 and 2018 are as follows:

	Offsetting effects on Statement Financial Position			Related amounts not offset
12.31.19	Gross Amount	Offset Amount	Net amounts in Statement Financial Position	Subject to netting agreements	Total Net Amount
Financial Assets
Derivate Instruments	85,528	—	85,528	(72,810)	12,718

Total	85,528	—	85,528	(72,810)	12,718

Financial Liabilities
Derivate Instruments	125,554	—	125,554	(72,810)	52,744

Total	125,554	—	125,554	(72,810)	52,744

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Offsetting effects on Statement of Financial Position			Related amounts not offset
12.31.18	Gross Amount	Offset Amount	Net amounts in Statement Financial Position	Subject to netting agreements	Total Net Amount
Financial Assets
Derivate Instruments	2,065,435	—	2,065,435	(1,910,314)	155,121

Total	2,065,435	—	2,065,435	(1,910,314)	155,121

Financial Liabilities
Derivate Instruments—Forward	2,025,439	—	2,025,439	(1,910,314)	115,125
Derivate Instruments—Cross Currency Swaps	42,616	10,045	32,571	—	32,571

Total	2,068,055	10,045	2,058,010	(1,910,314)	147,696

NOTE 48. OFF-BALANCE SHEET ITEMS

In the normal course of business and in order to meet customers’ financing needs, off-balance sheet transactions are performed. These instruments expose the Group to the credit risk, in addition to loans recognized in assets. These financial instruments include credit lending commitments, letters of credit reserve, guarantees granted and acceptances.

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

Commitments are expected to expire without resorting to them. The total amounts of agreed commitments do not necessarily represent future cash requirements. Each customer’s solvency is assessed case by case.

Guarantees Granted

The issuing bank commits to reimbursing the loss to the beneficiary if the secured debtor does not comply with its obligation upon maturity.

Export and Import Documentary Credits

They are conditional commitments issued by the Group to secure a customer’s compliance towards a third party.

Responsibilities for Foreign Trade Transactions

They are conditional commitments for foreign trade transactions.

Our exposure to credit loss upon the other party’s default in the financial instrument is represented by the contractual notional amount of the same investments.

The credit exposure for these transactions is detailed below.

	12.31.19	12.31.18
Agreed Credits	19,951,554	22,993,896
Documentary Export and Import Credits	2,596,376	1,661,462
Guarantees Granted	16,133,160	25,063,345
Liabilities for Foreign Trade Operations	1,702,021	360,905

The fees and commissions related to the items mentioned above as of the indicated dates were as follows:

	12.31.19	12.31.18
For Agreed Credits	103,819	186,929
For Documentary Export and Import Credits	90,956	105,963
For Guarantees Granted	240,639	126,205

The credit risk of these instruments is essentially the same as that involved in lending credit facilities to customers.

To grant guarantees to our customers, we may require counter-guarantees, which, classified by type, amount to:

	12.31.19	12.31.18
Other Preferred Guarantees Received	929,660	10,455,207
Other Guarantees Received	523,786	455,901

Additionally, checks to be debited and credited, as well as other elements in the collection process, such as, notes, invoices and miscellaneous items, are recorded in memorandum accounts until the related instrument is approved or accepted.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The risk of loss in these offsetting transactions is not significant.

	12.31.19	12.31.18
Values to be Debited	5,370,342	5,304,698
Values to be Credited	6,755,857	6,836,124
Values for Collection	38,507,579	42,497,530

The Group acts as trustee by virtue of trust agreements to secure obligations derived from several agreements between parties. The amounts of trust funds and securities held in custody as of the indicated dates are as follows:

	12.31.19	12.31.18
Trust Funds	6,963,520	9,027,701
Securities Held in Escrow	465,282,723	664,627,687

These trusts are not included in the consolidation since the Group does not exert control on them.

NOTE 49. TRANSFER OF FINANCIAL ASSETS

All portfolio sales carried out by the Group are without recourse; therefore, they all qualify for the full derecognition of financial assets.

When this derecognition takes place, the difference between the book value and the value in the offsetting entry is charged to Income.

NOTE 50. NON-CONTROLLING INTEREST

The following tables provide information about each subsidiary that has a non-controlling interest.

The non-controlling equity investment percentages and votes as of the indicated dates are as follows:

Company	Place of Business	12.31.19	12.31.18
Cobranzas Regionales S.A.	Córdoba – Argentina	17.00%	17.00%
Galicia Broker Asesores de Seguros S.A.	Autonomous City of Buenos Aires – Argentina	0.01%	0.01%
Galicia Retiro Compañía de Seguros S.A.	Autonomous City of Buenos Aires – Argentina	0.00%	0.00%
Galicia Seguros S.A.	Autonomous City of Buenos Aires – Argentina	0.00%	0.00%
Naranja Digital Compañía Financiera S.A.U.	Autonomous City of Buenos Aires – Argentina	17.00%	—
Ondara S.A.	Autonomous City of Buenos Aires – Argentina	16.15%	16.15%
Tarjeta Naranja S.A.	Córdoba – Argentina	17.00%	17.00%
Tarjetas Regionales S.A.	Autonomous City of Buenos Aires – Argentina	17.00%	17.00%

Changes in the Group’s non-controlling interests as of the indicated dates were as follows:

Company	Balance as of 12.31.18	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.19
Cobranzas Regionales S.A.	17,869	—	—	(37,434)	(19,565)
Galicia Broker Asesores de Seguros S.A.	3	—	—	—	3
Galicia Retiro Compañía de Seguros S.A.	3	—	—	—	3
Galicia Seguros S.A.	4	—	—	—	4
Naranja Digital Compañía Financiera S.A.U.	—	—	—	(15,074)	(15,074)
Ondara S.A.	9,299	—	—	(939)	8,360
Tarjeta Naranja S.A.	2,292,912	—	—	233,816	2,526,728
Tarjetas Regionales S.A.	329,725	132,203	—	(69,375)	392,553

Total	2,649,815	132,203	—	110,994	2,893,012

Company	Balance as of 12.31.17	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.18
Cobranzas Regionales S.A.	20,430	—	—	(2,561)	17,869
Galicia Broker Asesores de Seguros S.A.	3	—	—	—	3
Galicia Retiro Compañía de Seguros S.A.	3	—	—	—	3
Galicia Seguros S.A.	4	—	—	—	4
Galicia Valores S.A.	—	—	—	—	—
Ondara S.A.	10,882	—	80	(1,663)	9,299
Tarjeta Naranja S.A.	4,178,765	(1,185,236)	(211,415)	(489,202)	2,292,912
Tarjetas Regionales S.A.	333,323	—	62,441	(66,039)	329,725

Total	4,543,410	(1,185,236)	(148,894)	(559,465)	2,649,815

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summary information on subsidiaries is detailed in Note 15.

NOTE 51. RELATED PARTY TRANSACTIONS

Related parties are all those entities that directly, or indirectly through other entities, have control over another, are under the same controlling party or may have significant influence on another entity’s financial or operational decisions.

The Group controls another entity when it has the power over other entities’ financial and operating decisions and also has a share of profits thereof.

Additionally, the Group considers that it has joint control when there is an agreement between parties regarding the control of a common economic activity.

Finally, those cases where the Group has significant influence is due to the capacity to take part in decisions about the company’s financial policy and operations. Those shareholders who hold an equity investment equal to or higher than 20% of the total votes of the Group or its subsidiaries are considered to have significant influence. To determine those situations, not only the legal aspects are observed, but also the nature and substance of the relationship.

Furthermore, the key personnel of the Group’s Management (Board of Directors members and Managers of the Group and its subsidiaries), as well as the entities over which the key personnel may have significant influence or control are considered as related parties.

51.1.	Controlling Entity

The Group is controlled by:

Name	Nature	Principal Line of Business	Place of Business	Equity Investment %
EBA Holding S.A.	55.11% of voting rights	Financial and Investment Operations	Autonomous City of Buenos Aires – Argentina	19.71%

51.2.	Key Personnel’s Compensation

The compensation earned by the Group’s key personnel as of December 31, 2019 and December 31, 2018 amounts to Ps.976.364 and Ps.976.163, respectively.

51.3.	Key Personnel’s Structure

Key personnel’s structure as of the indicated dates is as follows:

	12.31.19	12.31.18
Regular Directors	74	67
General Manager	2	1
Area Managers	10	11
Department Managers	67	70

Total	153	149

51.4.	Related Party Transactions

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

	12.31.19	12.31.18
Total Amount of Credit Assistance	1,101,736	1,471,313
Number of Addressees (quantities)	283	329
- Natural Persons	229	269
- Legal Entities	54	60
Average Amount of Credit Assistance	3,893	4,472
Maximum Assistance	437,802	557,970

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

51.5.	Amounts of Related Party Transactions

The amounts of related party transactions conducted as of the indicated dates are as follows:

	12.31.19	12.31.18
Assets
Cash and Due from Banks	3,403,863	388,659
Debt Securities at Fair Value through Profit or Loss	44,154	193,428
Financial Assets Pledged as Collateral	408	—
Other Financial Assets	7,632	79,861
Loans and Other Financing	1,978,576	4,797,073
Other Debt Securities	131,328	202,700
Other Non-financial Assets	2,169	—

Total Assets	5,568,130	5,661,721

Liabilities
Deposits	4,104,180	2,074,435
Financing Received from the Argentine Central Bank and other Financial Institutions	673,029	—
Other Financial Liabilities	549,690	1,842,363
Liabilities at fair value through profit or loss	—	831,936
Debt Securities Issued	175,482	805,116
Liabilities for Insurance Contracts	4,008	66,602
Other Non-financial Liabilities	61,741	41,269

Total Liabilities	5,568,130	5,661,721

	12.31.19	12.31.18	12.31.17
Income (Loss)
Net Income (Loss) from Interest	360,120	43,035	56,932
Net Fee Income (Expense)	(882,802)	(52,872)	(2,382,485)
Income from Insurance Business	1,755,199	1,933,673	2,465,431
Other Operating Income (Expense)	(1,157,769)	(1,970,650)	(127,804)
Administrative Expenses	128,208	47,662	53,109
Other Operating Expenses	6,818	—	—

Total Income	209,774	848	65,183

NOTE 52. ACQUISITION OF DEBT SECURITIES UNDER SECTION 35 BIS OF FINANCIAL INSTITUTIONS LAW

Banco Finansur S.A. was suspended to operate by the Argentine Central Bank from November 9, 2017 to February 9, 2018. On January 12, 2018, Banco Galicia reported about its participation in the process under Section 35 bis of Financial Institutions Law. In addition, on March 9, 2018, Banco Galicia reported that the Argentine Central Bank approved the transfer of certain secured liabilities of Banco Finansur S.A. in exchange for debt securities by creating a Private Financial Trust called Fidensur.

Said Trust has not been consolidated since the Group is not exposed to variable yields (its exposure is limited to the residual value of the fiduciary debt value), nor is it entitled to additional benefits at an annual nominal rate of 28% interest over the debt security residual value, nor does it have the capacity to influence on the increase in these yields.

The Group has fully provisioned the debt-representing securities as of December 31, 2019, while as of December 31, 2018, they were in the “Other Debt Securities” item, valuated at amortized cost for a value of Ps.115,025.

NOTE 53. ADDITIONAL INFORMATION REQUIRED BY THE ARGENTINE CENTRAL BANK

53.1. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at Ps.1,000 as from March 1, 2019.

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The monthly contribution institutions should make to the FGD is 0.015% on the monthly average of total deposits.

53.2. RESTRICTED ASSETS

As of December 31, 2019, and 2018, the ability to freely dispose of the following assets is restricted, as follows:

Banco de Galicia y Buenos Aires S.A.U.

a)	Cash and Government Securities

	12.31.19	12.31.18
For transactions in ROFEX	1,309,372	583,034
For repurchase transactions	—	899,352
For debit / credit cards transactions	2,264,694	3,309,804
For attachments	9,410	325
Liquid offsetting entry required to operate as CNV agent	10,754	31,397
For contribution to M.A.E.’ s Joint Guarantee Fund (Fondo de Garantía Mancomunada)	89,850	400,287
Collateral of the Inter-American Development Bank’s credit line	—	130,861
Guarantees for the Regional Economies Competitiveness Program (PROCER, as per its initials in Spanish)	326,814	254,846
For other transactions	14,921	18,388

b)	Special Guarantees Accounts

Special guarantee accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions as of the indicated dates, which amount to:

	12.31.19	12.31.18
Escrow Accounts	7,525,500	7,981,085

c)	Deposits in favor of the Argentine Central Bank

	12.31.19	12.31.18
Unavailable deposits due to exchange transactions	533	820

d)	Equity Investments

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

	12.31.19	12.31.18
Contributions to the Fund	990,000	599,946

f)	Guarantees Granted for Direct Obligations

Galicia Valores S.A.

	12.31.19	12.31.18
Liquid offsetting entry required to operate as CNV agents	16,713	14,719
Guarantees linked to surety bonds	1,000	—

Tarjeta Naranja S.A.

	12.31.19	12.31.18
Attachments arising from judicial cases	2,341	2,774
Guarantees linked to rental contracts	6,764	7,681

Galicia Administradora de Fondos S.A.

	12.31.19	12.31.18
Liquid offsetting entry required to operate as collective investment products administration agents of mutual funds, as required by CNV(*)	10,139	13,991

(*)	As of December 31, 2019, it corresponds to 1,480,660 shares of Fima Premium Class “B” Mutual Fund.

	12.31.19	12.31.18
Total Restricted Assets	12,578,805	14,249,310

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

53.3. TRUST ACTIVITIES

a)	Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A.U., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds	Maturity (1)
04.17.12	Exxon Mobil	8,208	04.19.21
09.12.14	Port Workers Cooperative	1,156	09.12.20
04.14.16	Rios Belt	172	12.31.20
05.24.17	MSU	155	07.29.20

Total		9,691

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b)	Financial Trust Contracts:

Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Contract date	Trust	Balances of Trust Funds	Maturity(*)
12.06.06	Gas I	102,053	12.31.20
05.14.09	Gas II	6,784,669	12.31.22
02.10.11	Cag S.A.	389	12.31.20
06.08.11	Mila III	12,208	12.31.20
09.01.11	Mila IV	792	12.31.20
09.14.11	Cag S.A. II	607	12.31.20
02.13.14	Mila V	5	12.31.20
06.06.14	Mila VI	5	12.31.20
06.18.14	Red Surcos II	1,356	12.31.20
10.03.14	Mila VII	5	01.20.21
01.13.15	Red Surcos III	767	12.31.20
01.27.15	Mila VIII	5	12.31.20
05.18.15	Mila IX	260	09.15.21
08.24.15	Mila X	5	12.20.21
10.30.15	Mila XI	5	01.15.22
01.14.16	Mila XII	272	11.15.21
02.05.16	Red Surcos IV	870	12.31.20
05.13.16	Mila XIII	387	09.15.22
09.01.16	Mila XIV	387	01.31.23
10.27.16	Mila XV	5,890	03.31.23
01.10.17	Mila XVI	387	06.30.23
02.24.17	Mila XVII	18,758	09.30.23
06.12.17	Mila XVIII	23,559	01.31.24
10.27.17	Mila XIX	47	05.31.24
02.16.18	Mila XX	141	09.30.24

Totals		6,953,829

(*)	Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

c)	Activities as Security Agent:

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

As of December 31, 2019, balances for such operations amounted to Ps.408, and they amounted to USD1,364,097 and Ps.628 as of December 31, 2018.

And Trust for Guarantee Purposes “Profertil S.A.”, Banco de Galicia y Buenos Aires S.A.U. was appointed security agent with regard to the Chattel Mortgage Agreement, a transaction that was completed on June 18, 2013, which additionally secures all the obligations undertaken.

As of December 31, 2019, and December 31, 2018, the balances recorded from these transactions amount to USD116,500.

All the transactions detailed above are recorded in off-balance sheet items - trust funds.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d)	Creation Up of Financial Trusts

As of December 31, 2019, and December 31, 2018, the Group records in its own portfolio, participation certificates and Debt Securities from financial trusts amounting to Ps.345,341 and Ps.7,139,883, respectively.

53.4. COMPLIANCE WITH THE REGULATIONS

53.4.1. Agents – Minimum Liquidity requirement

Within the framework of CNV Resolution No. 622/13, Banco de Galicia y Buenos Aires S.A.U. has been duly registered with such agency in the following categories: Escrow Agent for Collective Investment Products in the Financial Trustors’ Registry No. 54, and Settlement and Integral Compensation Agent No. 22 (AlyC and AN - INTEGRAL).

As of December 31, 2019, for the Escrow Agent for Collective Investment Products in the Financial Trustors’ Registry, the required Shareholders’ Equity amounts to Ps.22,401, and the minimum required offsetting entry is Ps.11,200.

For AlyC and AN - INTEGRAL, such requirement amounts to Ps. 22,182, with the minimum required liquid offsetting entry of Ps. 11,091, which the Bank integrated with Treasury Bills linked to dollars (Lelinks), registered in escrow accounts of Caja de Valores (Principal 100100).

Likewise, Galicia Valores S.A.U. has been authorized to act as “Settlement and Compensation Agent and Trading Agent – Own Portfolio” as established in CNV General Resolution No. 622/13. In accordance with the expected requirements, the minimum Shareholders’ Equity required to operate in this category amounts to Ps. 22,182 and the minimum offsetting entry amounts to Ps. 11,091.

As of December 31, 2019, the offsetting entry is integrated in a demand account held at Banco Galicia for an amount of thousands of USD 280.

Galicia Administradora de Fondos S.A., Escrow Agent for Collective Investment Products, Mutual Funds, as of December 31, 2019 had integrated the minimum offsetting entry with 1,480,660 shares of Fima Premium B Mutual Fund.

53.4.2. Custodial Agent of Collective Investment Products Corresponding to Mutual Funds

Furthermore, in compliance with Section 7 of Chapter II, Title V of that Resolution, in its capacity as custodial agent of collective investment products corresponding to mutual funds (depository) of the “FIMA ACCIONES”, “FIMA P.B. ACCIONES”, “FIMA RENTA EN PESOS”, “FIMA AHORRO PESOS”, “FIMA RENTA PLUS”, “FIMA PREMIUM”, “FIMA AHORRO PLUS”, “FIMA CAPITAL PLUS”, “FIMA ABIERTO PYMES”, “FIMA MIX I”, “FIMA RENTA DÓLARES I” and “FIMA RENTA DOLARES II” funds, as of December 31, 2019, Banco de Galicia y Buenos Aires S.A.U. holds a total of 11,045,967,403 units under custody for a market value of Ps.80,719,884, which is included in the “Depositors of Securities Held in Custody” account. As the closing of previous fiscal year, the securities held in custody totaled 9,623,110,829 units and their market value amounted to Ps.92,962,948

The balances of the Mutual Funds as of the indicated dates are detailed as follows:

Mutual Fund	12.31.19	12.31.18
FIMA Acciones	403,081	504,763
FIMA P.B. Acciones	691,359	1,105,180
FIMA Renta en pesos	234,565	377,402
FIMA Ahorro pesos	2,664,049	15,217,061
FIMA Renta Plus	147,607	223,531
FIMA Premium	68,786,916	45,343,287
FIMA Ahorro Plus	2,731,723	15,333,412
FIMA Capital Plus	113,239	315,463
FIMA Abierto PyMES	584,054	481,169
FIMA Mix I	57,114	10,285
FIMA Renta Dólares I (*)	1,659,818	11,342,465
FIMA Renta Dólares II (*)	543,510	2,390,960
FIMA Renta Fija Internacional	2,009,672	297,847
FIMA Acciones Latinoamericanas Dólares(*)	93,177	20,124

Total	80,719,884	92,962,949

(*)	Stated at the reference exchange rate of the U.S. Dollar set by the Argentine Central Bank. See Note 1.6.(b).

All the transactions detailed above are recorded in off-balance sheet items—securities held in custody.

The mutual funds detailed above have not been consolidated as the Group is not a controlling company thereof, since the depository role does not imply in this case:

•	power over the trust to run material activities;

•	exposure or right to variable returns;

•	capacity to have influence on the amount of returns to be received for the involvement.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

53.4.3. Storage of Documents

Pursuant to General Resolution No. 629 of the CNV, Banco de Galicia y Buenos Aires S.A.U. notes that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Pte. Roque Sáenz Peña 832, 1st. floor, Autonomous City of Buenos Aires.

53.5. COMPLIANCE WITH MINIMUM CASH REQUIREMENTS:

As of December 31, 2019, the balances recorded as computable items are as follows:

	Currency			Government Securities
Item	Ps.	USD	Euros(*)	Ps.	USD
Checking Accounts held in Argentine Central Bank	29,950,825	745,161	28	—	—
Escrow Accounts held in Argentine Central Bank	6,680,980	14,100	—	—	—
National Treasury Bonds in Argentine Pesos at Fixed Rate, maturity November 2020	10,615,788	—	—	—	—
Liquidity Bills	14,732,766	—	—	—	—
Sub-accounts 60 Minimum Cash in Settlement Central Office (Central de Registro de Liquidación, CRYL) of Government Securities and Debt Instruments Issued by the Argentine Central Bank	—	—	—	68,000	1,431

Total for integration Minimum Cash	61,980,359	759,261	28	68,000	1,431

(*)	Stated in thousands of USD.

53.6. PENALTIES IMPOSED ON BANCO DE GALICIA Y BUENOS AIRES S.A.U. AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK

Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. Existing as of December 31, 2019:

U.I.F.’s Summary Proceedings No. 68/09. Penalty notification date: February 25, 2010. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Act No. 25246. As a consequence of the aforementioned summary proceedings, Banco de Galicia y Buenos Aires S.A.U., one of its directors and one of its officers were punished with a fine in the amount of Ps.4,483. Status of the proceedings: Division I of the Argentine Federal Court of Appeals in Administrative Matters partially revoked the penalties, releasing Eduardo A. Fanciulli from any liability and reducing the fines imposed. The UIF, Banco de Galicia y Buenos Aires S.A.U. and Mr. Enrique M. Garda Olaciregui filed federal extraordinary appeals before Argentine Supreme Court (CSJN). Accounting treatment: As of December 31, 2019, a provision for Ps.5,306 is recorded, whereas a provision for Ps.8,162 was recorded as of December 31, 2018

Summary Proceedings No. 1544: Penalty notification date: November 9, 2018. Reason for the imposition of the penalty: Alleged breach of the provisions set out in Argentine Central Bank’s Communiqué “A” 6242, SINAP 1—61. As a consequence of the aforementioned summary proceedings, Banco de Galicia y Buenos Aires S.A.U., three of its directors and certain relevant officers were punished with a fine in the amount of Ps.1,497. Status of the proceedings: The Bank will file an appeal against the penalty with the Argentine Federal Court of Appeals in Administrative Matters of the Autonomous City of Buenos Aires, under the terms of section 42 of Law No. 21526, as amended by Law No. 24144.

53.7. ISSUANCE OF DEBT SECURITIES

The issuance of debt securities is detailed in Notes 27 and 28.

53.8. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Moreover, in order that a financial institution be able to distribute profits, such institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

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

Since August 30, 2019, the prior authorization of the Argentine Central Bank is required for the distributions of profits. Through the authorization process, the Superintendence of Financial and Exchange Institutions (Superintendencia de Entidades Financieras y Cambiarias, SEFyC) will consider, among other elements, the potential effects of the application of section 5.5. of IFRS 9, related to impairment loss of financial assets, and the restatement of financial statements due to inflation.

Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below Ps.300,000.

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

Shareholders’ equity under the rules of the Argentine Central Bank comprise the following captions:

12.31.19
Share Capital	1,426,765
Additional paid in Capital	10,951,132
Adjustments to Shareholders’ equity	278,131
Legal reserve	340,979
Distributable reserves	37,530,232
Non distributable reserves	2,970,193
Profit for the year	41,557,118

Total Shareholder’s equity under the rules of the Argentine Central Bank	95,054,550

Plan for the distribution of profits under the rules of the Argentine Central Bank comprise the following captions:

12.31.19
Distributable Income (1)	79,087,350
Legal reserve	—
Distributable Balance	79,087,350
Distributable Income
To Optional Reserve for developing new businesses and supporting investees	37,557,118
To Optional Reserve for Future Distribution of Profits (2)	4,000,000

Appropriated Retained Earnings	37,530,232

(1)	It includes Retained Earnings, plus Discretionary Reserve, less purchase of minority interest.
(2)

According to the provisions of Communiqué “A” 6618, such reserve, which includes the amount of income resulting from the first-time application of IFRS, shall be set at the first Shareholders’ Meeting to be held after fiscal year-end.

Due to the regulations recently passed by the Argentine Central Bank within the framework of the measures taken by the government to respond to the COVID-19, the capacity of the Argentine financial system to pay cash dividends has been suspended until June 30, 2020.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

53.9. CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE TRANSPARENCY POLICY

Grupo Financiero Galicia S.A.

Board of Directors

Grupo Financiero Galicia S.A.’s Board of Directors is the Company’s highest management body. It is made up of nine directors and three alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

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

It also monitors the application of the corporate governance policies provided for by the regulations in force through the Executive Committee, the Audit Committee and the Committee for Information Integrity. Periodically, the Committees provide the Board of Directors with information, and the Board gets to know the decisions of each Committee. What is appropriate is transcribed in the minutes drafted at the Board of Directors’ meetings.

Executive Committee

In July 2018, Grupo Financiero Galicia S.A.’s Board of Directors approved the creation of the Executive Committee, along with its governing rules and regulations. It is made up of five directors, and the purpose of its creation is to contribute to the conduction of the Company’s ordinary business and the efficient performance of the Board of Directors’ duties.

Audit Committee

The Audit Committee set by Capital Markets Law No. 26831 and the CNV’s regulations is formed by three directors, two of whom are independent, and meets the requirements set out in U.S. Sarbanes-Oxley Act.

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

Its most important duties are monitoring the Company’s internal controls, reviewing the financial statements and other information published, preparing Board of Directors’ reports with the activities carried out by the Committee. Its operation has been adapted to local laws and it currently performs important administrative and reporting duties, which are used by the Board of Directors and the Audit Committee, contributing to the transparency of the information provided to markets.

Basic Holding Structure

Grupo Financiero Galicia S.A. is a company whose sole purpose is to conduct financial and investment activities as per Section 31 of the General Corporations Law. That is to say, it is a holding company whose activity involves managing its equity investments, assets and resources.

Within the group of companies in which the Company has an interest, Banco de Galicia y Buenos Aires S.A.U. stands out, which is its main asset and a wholly owned subsidiary. Banco de Galicia y Buenos Aires S.A.U., as a bank institution, is subject to certain regulatory restrictions imposed by the Argentine Central Bank. Among such restrictions, there is one that limits the equity interest to a maximum of 12.5% of the capital stock in companies that do not perform activities qualified as supplementary.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Banco de Galicia y Buenos Aires S.A.U.

Banco Galicia’s Board of Directors is the Company’s highest management body. As of the date of preparation of these consolidated financial statements, it is made up of seven directors and four alternate directors, who have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and act with the loyalty and diligence of a good businessman.

Banco Galicia complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt from three (3) to nine (9) directors to the possible changes in the conditions in which the Bank carries out its activities.

The General Shareholders’ Meeting has the power to establish the number of directors, both independent and non-independent ones, and appoint them. Out of the seven directors, one of them is independent. In addition, two of the alternate directors are independent. The independence concept is defined in the regulations set forth by the CNV and the Argentine Central Bank regulations.

As regards prevention of conflicts of interest, the provisions set forth in the General Corporations Law and the Capital Markets Law are applicable.

As set out in the bylaws, the term of office for both directors and alternate directors is three years; two thirds of them (or a fraction of at least three) are changed every year and may be reelected indefinitely.

The Board of Directors’ meeting is held at least once a week and when required by any director. The Board of Directors is responsible for the Bank’s general management and makes all the necessary decisions to such end. The Board of Directors’ members also take part, to a greater or lesser extent, in the commissions and committees created. Therefore, they are continuously informed about the Bank’s course of business and become aware of the decisions made by such bodies, which are transcribed into minutes.

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

According to the activities carried out by the Bank, effective laws and corporate strategies, the following committees have been created to achieve an effective control over all activities performed by the Bank:

•	Risk and Capital Allocation Committee

It is in charge of approving and analyzing capital allocation, establishing risk policies and monitoring the Bank’s risk.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•	High Credit Committee

This committee’s function is to approve and sign credit ratings and grant transactions related to high-risk groups and customers, i.e., greater than 2.5% of the Bank’s individual Computable Regulatory Capital, loans to financial institutions (local or foreign) and related customers, in which case two thirds of the Board of Directors is required to participate.

•	Low Credit Committee

This committee’s function is to approve and sign the credit ratings and grant transactions related to medium-risk groups and customers, equal to amounts greater than 1% of the Bank’s individual Computable Regulatory Capital.

•	Asset and Liability Management Committee

It is in charge of analyzing the fundraising and its placement in different assets, the follow-up and control of liquidity, interest-rate and currency mismatches, and management thereof.

•	Information Technology Committee

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

•	Audit Committee

The Audit Committee is responsible for helping the Board of Directors, in performing the control function of the Bank and its controlled companies and the companies in which it owns a stake, in order to fairly ensure the following objectives:

•	Effectiveness and efficiency of operations;

•	Reliability of the accounting information;

•	Compliance with applicable laws and regulations; and

•	Compliance with the goals and strategy set by the Board of Directors.

•	Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities (CPLA/FT, as per its initials in Spanish)

It is in charge of planning, coordinating and ensuring compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the Board of Directors.

•	Committee for Information Integrity

It is in charge of encouraging compliance with the provisions of Sarbanes-Oxley (2002).

•	Human Resources and Governance Committee

It is in charge of presenting the succession of the General Manager and Division Managers, analyzing and establishing the General Manager’s and Division Managers’ compensation, and monitoring the performance matrix of Department and Division Managers.

•	Performance Reporting Committee

It is in charge of monitoring the performance and results of operations and evaluating the macro situation.

•	Liquidity Crisis Committee

It is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to tackle it.

•	Strategy and New Businesses Committee

It is in charge of analyzing new businesses.

•	Compliance Committee

It is in charge of instilling respect for Banco Galicia’s rules, code of conduct and ethics, and mitigating the risk of default, by defining policies and establishing controls and reports in the best interests of the Bank and its employees, shareholders and customers.

•	Committee for the Protection of Users of Financial Services

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

It is responsible for following up on the activities developed by Banco Galicia’s management involved in user protection internal processes to ensure adequate compliance with legal and regulatory standards.

The Bank considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:

•	Retail Banking Division

•	Wholesale Banking Division

•	Finance Division

•	Comprehensive Corporate Services Division

•	Organizational Development and Human Resources Division

•	Risk Management Division

•	Strategic Planning and Management Control Division

•	Customer’s Experience Division

Senior Management’s main duties are as follows:

•	Ensure that the Bank’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.

•

Implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the Board of Directors and ensure that the latter receives material, full and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.

•	Monitor the managers from different divisions, in line with the policies and procedures set by the Board of Directors and establish an effective internal control system.

Basic Holding Structure

The Bank’s majority shareholder is Grupo Financiero Galicia S.A., which has full control of its shares and votes. In turn, the Bank holds equity investments in supplementary companies as shareholders of the parent, as well as minority interests in companies whose controlling company is its own shareholders of the parent. From a business point of view, this structure allows the Bank to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions and this is true when the Bank holds either a majority or minority interest. Grupo Financiero Galicia S.A.’s Board of Directors submits to the Shareholders’ Meeting’s vote which shall be the Company’s vote in its capacity as shareholders of the parent at the Bank’s Shareholders’ Meeting. The same method of transparency and information as to its controlled companies and the companies it owns a stake in is applied at the Bank’s Shareholders’ Meetings, which are always attended by directors and officers thereof and the Board of Directors always provides detailed information about the Company’s activities.

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

The aim of this policy is to provide an objective and fair basis, through the design and implementation of tools for the management of the fixed and variable compensation paid to each employee, based on the scope and complexity of each position’s responsibilities, individual performance with regard to compliance thereof, contribution to the Bank’s results and conformity to market values, with the purpose of:

•	Attracting and creating loyalty with regard to quality personnel suitable for the achievement of the business strategy and goals.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•	Being an individual motivation means.

•	Easing the decentralized management of compensation administration.

•	Allowing the effective budget control of personnel costs.

•

Guaranteeing the internal fairness in order to monitor and ensure both external and internal fairness with regard to the payment of fixed and variable compensation. The Compensation area uses and puts at the disposal of the Senior Management and the Human Resources Committee market surveys published by consulting firms specialized in compensation issues, pursuant to the market positioning policies defined by the management division for the different corporate levels.

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

2)

Annual Bonus System for management levels, officers and the rest of the employees who are not included in the business incentives system. The annual bonus is determined based on individual performance and the Bank’s results and is paid in the first quarter of the next fiscal year. To determine the variable compensation for the Senior Management and Middle Management, the Bank uses the Management Performance Assessment System. This system has been designed including both qualitative and quantitative KPI (Key Performance Indicators). In particular, quantitative Key Performance Indicators are designed with respect to at least three minimum aspects:

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

Annual budget and management control – the latter carried out monthly in a general manner and quarterly in a more detailed manner—include different risk ratios, including the ratio between compensation and risks undertaken. Variable compensation is only paid in cash. There are no share-based payments. Every change to this policy is submitted to Banco de Galicia y Buenos Aires S.A.’s Human Resources Committee for its consideration.

NOTE 54. ECONOMIC CONTEXT WHERE THE GROUP OPERATES

The Group operates in a complex context that results from a combination of the current state of the Argentine economy and the effect that the advance of the COVID-19 pandemic has had worldwide.

When the Fernandez Administration took office in December 2019, the economy was under a state of distress: last year, Argentina’s economy displayed a 2.2% contraction amidst considerable FX volatility, accelerating inflation, a steep fall in the price of its sovereign bonds and an increase in the risk of default. In order to cope with this situation, at the end of 2019 and beginning of 2020 the new government reinforced the exchange rate controls implemented by the previous administration and started a process of interest rate reduction in order to boost credit.

Regarding the fiscal front, the government passed a law that created new taxes and increased others, while at the same time bringing the tax-rate cut expected for this year to an end. At the same time, the government suspended the automatic indexation formula used on pensions and social plans and replaced it with discretionary increases. The aim was to achieve a similar fiscal primary deficit to the one in 2019 (-1.0% of GDP, once extraordinary revenues are removed) that was countercyclical but small enough to reach an understanding with debt creditors so as to avoid default.

However, the worldwide spread of COVID-19 during recent months and the need to implement preventive measures such as social isolation utterly altered the economic context. On the one hand, the international recession will have a negative impact on local activity through a contraction in Argentine exports—both through a shift in the demand curve as well as a through a fall in prices. On the other hand, the measures taken by the government are already showing a

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

direct negative impact on local production and consumption. In order to offset these effects, the government has foregone its fiscal deficit target for 2019 and is currently implementing a stimulus package that consists of an increase in government spending, tax abatements and subsidized credit.

This context continues on the date of issuance of these Financial Statements. The Group’s key personnel permanently monitors the evolution of the variables that affect their business, to define their course of action and identify the potential impacts on their financial position. These Financial Statements must be read taking into account the circumstances described above.

NOTE 55. SUBSEQUENT EVENTS

The outbreak and spread of a virus called “coronavirus” (or COVID-19) by the end of 2019 has given rise to various consequences in both business and economic activities throughout the world. Due to the exceptional nature of the virus and its rapid global spread, in March 2020 several governments around the world implemented drastic measures to contain the spread, including, but not limited to, the closure of borders and the ban on travel to and from certain parts of the world for a period of time, and, the mandatory isolation of its citizen on together with the cessation of non-essential commercial activities. On March 11, 2020 the World Health Organization declared COVID-19 a pandemic.

In Argentina, the National Government implemented a number of measures aimed at reducing the movement of the population, establishing the social, preventive and mandatory isolation from March 20 to May 10, 2020, (which could be extended if the government considers it necessary) where only individuals working in the rendering/production of essential services and products were allowed to leaves their homes.

The final significance of the coronavirus outbreak and its impact on both world and local economies is unknown, and the governments might take even stricter measures, which are not predictable at this time. As of the date of issuance of our Financial Statements, Grupo Financiero Galicia has not experienced significant impacts on their income as a result of this pandemic. Although the Argentine Central Bank established a series of measures in order to minimize physical contact between people, the most relevant being the limitation of customer service at our branches, the operations of our subsidiaries are maintained, and we expect them to continue in spite of the difficulties. However, the extent to which the coronavirus will affect the future of Grupo Financiero Galicia’s business, and the impact on the income from our operations cannot be reasonably quantified if this situation extends for a longer period of time.

The Board of Directors is closely monitoring this situation and taking all the required measures within their reach to preserve human life and our operations.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2019 AND 2018

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Holdings
			Carrying Amount
Item	Fair Value	Fair Value Level	12.31.19	12.31.18
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS			65,690,460	116,812,885
Argentine			65,690,460	116,812,885
Government Securities			6,700,187	7,229,825
Argentine Government Bonds		Level 1	337,891	2,255,599
Argentine Government Bonds		Level 3	8,866	29,439
Provincial Government Bonds		Level 1	—	828,527
Provincial Government Bonds		Level 3	—	684,868
City of Buenos Aires Bonds		Level 1	120,441	57,173
City of Buenos Aires Bonds		Level 3	—	7,804
Treasury Bills		Level 1	1,049,425	1,400,363
Treasury Bills		Level 2	—	1,966,052
Treasury Bills		Level 3	5,183,564	—
Argentine Central Bank’s Bills			58,141,095	107,833,074
Liquidity Bills		Level 2	58,141,095	107,833,074
Corporate Securities			849,178	1,749,986
Debt Securities		Level 1	614,317	416,070
Debt Securities		Level 3	140,773	644,139
Debt Securities of Financial Trusts		Level 1	50,000	58,895
Debt Securities of Financial Trusts		Level 3	44,088	97,774
Participation Certificates in Financial Trusts		Level 2	—	55,795
Participation Certificates in Financial Trusts		Level 3	—	477,313
OTHER DEBT SECURITIES			19,019,630	22,188,992
Measured at Fair Value through OCI			15,916,306	14,017,361
Argentine			15,916,306	14,017,361
Government Securities			15,916,306	14,017,361
Argentine Government Bonds		Level 1	15,845,886	13,933,330
City of Buenos Aires Bonds		Level 1	70,420	84,031
Measurement at Amortized Cost			3,103,324	8,171,631
Argentine			3,103,324	8,168,814
Government Securities			2,307,931	342,412
Argentine Government Bonds			1,440	5,007
Treasury Bills			2,335,148	337,405
Allowance for Uncollectible Accounts Risk			(28,657)	—
Corporate Securities			795,393	7,826,402
Debt Securities			427,675	747,507
Debt Securities of Financial Trusts			508,481	7,246,049
Others			13,629	—
Allowance for Uncollectible Accounts Risk			(154,392)	(167,154)
From Abroad			—	2,817
Government Securities			—	2,817
Treasury Bills			—	2,817
INVESTMENTS IN EQUITY INSTRUMENTS			4,554,453	247,753
Measured at Fair Value through profit or loss			4,554,453	247,753
Argentine			4,512,290	204,349
Shares		Level 1	125,198	3,122
Shares		Level 3	4,387,092	201,227
From Abroad			42,163	43,404
Shares		Level 1	36,805	38,097
Shares		Level 3	5,358	5,307

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2019 AND 2018

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Item	12.31.19	12.31.18
COMMERCIAL PORTFOLIO
In Normal Situation	181,722,808	225,872,023

With Preferred Guarantees and Counter-guarantees “A”	1,900,091	11,838,338
With Preferred Guarantees and Counter-guarantees “B”	13,016,751	12,161,671
Without Preferred Guarantees or Counter-guarantees	166,805,966	201,872,014
With Special Follow-Up – In Observation	404,508	2,764,225

With Preferred Guarantees and Counter-guarantees “B”	324,899	12,306
Without Preferred Guarantees or Counter-guarantees	79,609	2,751,919
With Problems	—	718,748

With Preferred Guarantees and Counter-guarantees “B”	—	675,435
Without Preferred Guarantees or Counter-guarantees	—	43,313
High Insolvency Risk	2,682,021	309,698

With Preferred Guarantees and Counter-guarantees “B”	759,369	44,683
Without Preferred Guarantees or Counter-guarantees	1,922,652	265,015
Uncollectible	2,472,004	460

With Preferred Guarantees and Counter-guarantees “A”	43,689	—
With Preferred Guarantees and Counter-guarantees “B”	166,337	—
Without Preferred Guarantees or Counter-guarantees	2,261,978	460

TOTAL COMMERCIAL PORTFOLIO	187,281,341	229,665,154

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED (Continued)

AS OF DECEMBER 31, 2019 AND 2018

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Item	12.31.19	12.31.18
CONSUMER AND HOUSING PORTFOLIO
Normal Performance	221,259,364	268,718,427

With Preferred Guarantees and Counter-guarantees “A”	166,064	373,591
With Preferred Guarantees and Counter-guarantees “B”	18,075,462	21,856,382
Without Preferred Guarantees or Counter-guarantees	203,017,838	246,488,454
Low Risk	6,509,508	8,726,798

With Preferred Guarantees and Counter-guarantees “A”	15,262	19,427
With Preferred Guarantees and Counter-guarantees “B”	209,305	234,985
Without Preferred Guarantees or Counter-guarantees	6,284,941	8,472,386
Medium Risk	4,215,825	6,509,557

With Preferred Guarantees and Counter-guarantees “A”	7,404	3,484
With Preferred Guarantees and Counter-guarantees “B”	162,521	167,035
Without Preferred Guarantees or Counter-guarantees	4,045,900	6,339,038
High Risk	6,440,071	6,631,704

With Preferred Guarantees and Counter-guarantees “A”	—	17,869
With Preferred Guarantees and Counter-guarantees “B”	174,667	76,701
Without Preferred Guarantees or Counter-guarantees	6,265,404	6,537,134
Uncollectible	5,209,980	1,782,318

With Preferred Guarantees and Counter-guarantees “A”	11,932	15,254
With Preferred Guarantees and Counter-guarantees “B”	119,688	98,856
Without Preferred Guarantees or Counter-guarantees	5,078,360	1,668,208
Uncollectible due to Technical Reasons	904	10,456

Without Preferred Guarantees or Counter-guarantees	904	10,456

TOTAL CONSUMER AND HOUSING PORTFOLIO	243,635,652	292,379,260

GRAND TOTAL(1)	430,916,993	522,044,414

(1)	Reconciliation between Schedule B and Statement of Financial Position:

	12.31.19	12.31.18
Loans and Other Financing	358,558,869	434,899,689
Other Debt Securities	19,019,630	22,188,992
Agreed Credits and Guarantees Granted Accounted Off-Balance Sheet	40,383,111	50,079,608
Plus, Allowances for Uncollectible Accounts	26,027,114	24,278,469
Plus, Adjustments to the IFRS based accounting framework, not Computable for the Statement of Debtors’ Financial Position	6,572,922	6,521,891
Minus Others Non-computable for the Statement of Debtors’ Financial Position	(3,728,347)	(1,880,806)
Minus Government Securities Measured at Fair Value through OCI	(15,916,306)	(14,043,429)

Total	430,916,993	522,044,414

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2019 AND 2018

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	LOANS
	12.31.19		12.31.18
Number of Customers	Outstanding Balance	% of Total Portfolio	Outstanding Balance	% of Total Portfolio
10 Largest Customers	44,020,866	10	59,238,795	11
next 50 Largest Customers	65,756,034	15	80,346,482	15
next 100 Largest Customers	30,972,704	7	34,808,937	7
Rest of Customers	290,167,389	68	347,650,200	67

TOTAL(1)	430,916,993	100	522,044,414	100

(1)	Reconciliation between Schedule C and Statement of Financial Position:

	12.31.19	12.31.18
Loans and Other Financing	358,558,869	434,899,689
Other Debt Securities	19,019,630	22,188,992
Agreed Credits and Guarantees Granted Accounted Off-Balance Sheet	40,383,111	50,079,608
Plus, Allowances for Uncollectible Accounts	26,027,114	24,278,469
Plus, Adjustments to the IFRS based accounting framework, not Computable for the Statement of Debtors’ Financial Position	6,572,922	6,521,891
Minus Others Non-computable for the Statement of Debtors’ Financial Position	(3,728,347)	(1,880,806)
Minus Government Securities Measured at Fair Value through OCI	(15,916,306)	(14,043,429)

Total	430,916,993	522,044,414

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE D – BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

The following table shows contractual cash flows, including interest and other expenses to be accrued until contractual maturity.

		Terms Remaining to Maturity
Item	Past-due Loan Portfolio	1 Month	3 Months	6 Months	12 Months	24 Months	Over 24 Months	Total
Non-financial Public Sector	—	769,997	—	—	—	—	—	769,997
Financial Sector	—	5,548,063	2,591,417	1,139,878	2,554,012	2,742,300	771,816	15,347,486
Non-financial Private Sector and Residents Abroad	18,845,456	171,455,652	70,939,228	73,747,954	65,993,752	85,782,245	55,109,528	541,873,815

TOTAL	18,845,456	177,773,712	73,530,645	74,887,832	68,547,764	88,524,545	55,881,344	557,991,298

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

						Depreciation				Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.19	12.31.18
Measurement at Cost
Real Estate	22,559,451	50	1,136,278	(600,307)	125,353	(2,102,860)	573,989	(442,772)	(1,971,643)	21,249,132	20,456,591
Furniture and Facilities	4,312,889	10	289,317	(1,109,513)	1,172,024	(2,841,845)	273,922	(328,809)	(2,896,732)	1,767,985	1,471,044
Machines and Equipment	13,806,989	3 y 5	1,323,557	(771,661)	9	(9,212,746)	521,587	(1,637,710)	(10,328,869)	4,030,025	4,594,243
Vehicles	169,084	5	64,182	(58,982)	—	(77,496)	31,128	(27,492)	(73,860)	100,424	91,588
Right of use of real property	—	—	4,645,665	—	—	—	—	(964,519)	(964,519)	3,681,146
Personal Property Acquired for Finance Leases	67,892	5	—	—	—	(67,892)	—	—	(67,892)	—	—
Sundry	1,446,170	5 y 10	108,146	(227,578)	215,544	(606,702)	—	(244,952)	(851,654)	690,628	839,468
Work in Progress	2,332,996	—	624,580	—	(1,512,930)	—	—	—	—	1,444,646	2,332,996

Total	44,695,471		8,191,725	(2,768,041)	—	(14,909,541)	1,400,626	(3,646,254)	(17,155,169)	32,963,986	29,785,930

						Depreciation				Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.18	12.31.17
Measurement at Cost
Real Estate	22,339,358	50	29,411	(80,834)	271,516	(1,821,584)	61,647	(342,923)	(2,102,860)	20,456,591	20,517,774
Furniture and Facilities	3,678,847	10	376,448	(75,381)	332,975	(2,708,777)	54,714	(187,782)	(2,841,845)	1,471,044	970,070
Machines and Equipment	12,566,984	3 y 5	1,696,838	(285,318)	(171,515)	(8,452,820)	235,380	(995,306)	(9,212,746)	4,594,243	4,114,164
Vehicles	131,569	5	48,408	(11,570)	677	(66,512)	6,121	(17,105)	(77,496)	91,588	65,057
Personal Property Acquired for Finance Leases	68,569	5	—	—	(677)	(68,197)	305	—	(67,892)	—	372
Sundry	1,166,964	5 y 10	9,051	(4,744)	274,899	(444,277)	1,288	(163,713)	(606,702)	839,468	722,687
Work in Progress	1,621,239	—	1,435,202	(49,602)	(673,843)	—	—	—	—	2,332,996	1,621,239

Total	41,573,530		3,595,358	(507,449)	34,032	(13,562,167)	359,455	(1,706,829)	(14,909,541)	29,785,930	28,011,363

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE F – CHANGES IN INVESTMENT PROPERTIES

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Changes in investment properties recorded in the “Other Non-financial Assets” account are detailed below.

						Depreciation				Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.19	12.31.18
Measurement at Cost
Real Estate Leased	472,833	50	—	—	—	(25,344)	—	(11,697)	(37,041)	435,792	447,489

Total	472,833		—	—	—	(25,344)	—	(11,697)	(37,041)	435,792	447,489

						Depreciation				Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.18	12.31.17
Measurement at Cost
Real Estate Leased	471,893	50	6	—	934	(15,906)	—	(9,438)	(25,344)	447,489	455,987

Total	471,893		6	—	934	(15,906)	—	(9,438)	(25,344)	447,489	455,987

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE G – CHANGES IN INTANGIBLE ASSETS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

						Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.19	12.31.18
Measurement at Cost
Licenses	5,674,596	5	1,783,633	(694,788)	—	(3,423,333)	783,177	(941,663)	—	(3,581,819)	3,181,622	2,251,263
Intangible Assets Acquired through Finance Leases	181,581	5	—	(181,581)	—	(181,581)	181,581	—	—	—	—	—
Other Intangible Assets	7,926,420	5	2,567,408	(3,741,361)	—	(3,121,165)	2,340,655	(460,867)	—	(1,241,377)	5,511,090	4,805,255

Total	13,782,597		4,351,041	(4,617,730)	—	(6,726,079)	3,305,413	(1,402,530)	—	(4,823,196)	8,692,712	7,056,518

						Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.18	12.31.17
Measurement at Cost
Licenses	4,390,538	5	1,388,884	(422,704)	317,878	(3,127,318)	414,275	(682,659)	(27,631)	(3,423,333)	2,251,263	1,263,220
Intangible Assets Acquired through Finance Leases	181,581	5	—	—	—	(179,121)	—	(2,460)	—	(181,581)	—	2,460
Other Intangible Assets	4,402,894	5	689,023	(1,774)	2,836,277	(3,015,101)	1,774	(135,469)	27,631	(3,121,165)	4,805,255	1,387,793

Total	8,975,013		2,077,907	(424,478)	3,154,155	(6,321,540)	416,049	(820,588)	—	(6,726,079)	7,056,518	2,653,473

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE H – CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2019 AND 2018

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	DEPOSITS ACCOUNTS
	12.31.19		12.31.18
Number of Customers	Debt Balance	% on Total Portfolio	Debt Balance	% on Total Portfolio
10 Largest Customers	27,901,731	7.0%	41,425,857	7.0%
next 50 Largest Customers	33,953,316	9.0%	33,677,497	6.0%
next 100 Largest Customers	18,400,829	4.0%	24,128,552	4.0%
Rest of Customers	313,479,530	80.0%	454,714,382	83.0%

TOTAL	393,735,406	100.0%	553,946,288	100.0%

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING CONTRACTUAL TERM

AS OF DECEMBER 31, 2019

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

The following table shows the decline in contractual cash flows, including interest and other expenses to be accrued until undiscounted contractual maturity.

	Terms until Maturity
Item	1 Month	3 Months	6 Months	12 Months	24 Months	More than 24 Months	Total
Deposits (1)	358,461,867	36,630,070	5,122,033	2,184,736	23,413	53,993	402,476,112
Non-financial Public Sector	1,642,786	313,363	—	—	—	—	1,956,149
Financial Sector	450,934	—	—	—	—	—	450,934
Non-financial Private Sector and Residents Abroad	356,368,147	36,316,707	5,122,033	2,184,736	23,413	53,993	400,069,029
Liabilities Measured at fair value through profit or loss	1,422,157	—	—	—	—	—	1,422,157
Derivative Financial Instruments	881,099	—	—	—	—	—	881,099
Repurchase Transactions	—	—	—	—	—	—	—
Other Financial Liabilities	71,226,543	14,266	11,853	28,766	49,396	64,802	71,395,626
Financing Received from the Argentine Central Bank and Other Financial Institutions	3,997,848	6,440,202	4,385,899	4,504,237	3,297,047	2,907,032	25,532,265
Debt Securities	3,118,083	5,344,144	13,240,531	4,176,371	5,682,640	6,289,406	37,851,175
Subordinated Debt Securities	607,968	—	—	607,968	1,215,935	21,022,988	23,454,859

TOTAL	439,715,565	48,428,682	22,760,316	11,502,078	10,268,431	30,338,221	563,013,293

(1)	Maturities in the first month include:
•	Checking Accounts Ps.64,981,553.
•	Savings Accounts Ps.180,314,499.
•	Time Deposit Ps.110,225,705.
•	Other Deposits Ps.2,939,696.
•	Interest to be Accrued Ps.414.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE J – CHANGES IN PROVISIONS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			Decreases			Balances as of	Balances as of
Item	Balances at the Beginning of the Year	Increases	Reversals	Charge offs	Inflation Effect	12.31.19	12.31.18
FROM LIABILITIES
For Administrative, Disciplinary and Criminal Penalties	8,162	33	—	(31)	(2,858)	5,306	8,162
Provisions for Termination Benefits	133,720	112,548	—	(15,338)	(59,572)	171,358	133,720
Others	2,087,646	1,765,389	(50,265)	(207,589)	(1,024,879)	2,570,302	2,087,646

TOTAL PROVISIONS	2,229,528	1,877,970	(50,265)	(222,958)	(1,087,309)	2,746,966	2,229,528

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE K – CAPITAL STOCK STRUCTURE

AS OF DECEMBER 31, 2019

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Shares				Capital Stock
				Issued
Class	Quantity	Nominal Value per Share(*)	Votes per Share	Outstanding	Portfolio shares	Pending Issuance or Distribution	Allocated	Paid-in	Not Paid-in
Class “A”	281,221,650	1	5	281,222	—	—	—	281,222	—
Class “B”	1,145,542,947	1	1	1,145,543	—	—	—	1,145,543	—

Total	1,426,764,597			1,426,765	—	—	—	1,426,765	—

(*)	Face value per share stated in Pesos.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE L – FOREIGN CURRENCY BALANCES

AS OF DECEMBER 31, 2019 AND 2018

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			12.31.19
Items	Headquarters and Branches in the country	12.31.19	Dollar	Euro	Real	Others	12.31.18
ASSETS
Cash and Due from Banks	90,904,875	90,904,875	88,419,525	2,285,329	1,134	198,887	146,381,970
Debt Securities at Fair Value through Profit or Loss	5,562,978	5,562,978	5,562,978	—	—	—	2,244,898
Other Financial Assets	2,402,974	2,402,974	2,402,974	—	—	—	1,071,898
Loans and Other Financing	95,006,127	95,006,127	94,978,645	26,730	—	752	147,228,404
Other Financial Institutions	1,634,122	1,634,122	1,634,122	—	—	—	1,356,426
To the Non-financial Private Sector and Residents Abroad	93,372,005	93,372,005	93,344,523	26,730	—	752	145,871,978
Other Debt Securities	5,315,314	5,315,314	5,315,314	—	—	—	6,740,225
Financial Assets Pledged as Collateral	2,597,410	2,597,410	2,597,410	—	—	—	5,154,093
Investments in Equity Instruments	42,163	42,163	36,805	5,358	—	—	43,404
Assets for Insurance Contracts	—	—	—	—	—	—	4,146
Other Non-financial Assets	14,145	14,145	14,145	—	—	—	35,863
TOTAL ASSETS	201,845,986	201,845,986	199,327,796	2,317,417	1,134	199,639	308,904,901

LIABILITIES
Deposits	143,197,513	143,197,513	143,197,513	—	—	—	250,235,413
Non-financial Public Sector	77,779	77,779	77,779	—	—	—	9,577,556
Financial Sector	13,890	13,890	13,890	—	—	—	15,177
Non-financial Private Sector and Residents Abroad	143,105,844	143,105,844	143,105,844	—	—	—	240,642,680
Liabilities at fair value through profit or loss	372,732	372,732	372,732	—	—	—	178,078
Derivative Financial Instruments	2,203	2,203	2,203	—	—	—	32,571
Repurchase Transactions	—	—	—	—	—	—	2,914,933
Other Financial Liabilities	12,902,325	12,902,325	12,602,546	272,381	—	27,398	12,311,681
Financing Received from the Argentine Central Bank and Other Financial Institutions	17,991,249	17,991,249	17,917,356	73,893	—	—	21,251,276
Debt Securities	6,169,620	6,169,620	6,169,620	—	—	—	5,923,612
Subordinated Debt Securities	15,499,212	15,499,212	15,499,212	—	—	—	15,026,155
Liabilities for Insurance Contracts	2,457	2,457	2,457	—	—	—	4,564
Other Non-financial Liabilities	479,633	479,633	479,633	—	—	—	467,495

TOTAL LIABILITIES	196,616,944	196,616,944	196,243,272	346,274	—	27,398	308,345,778

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES

AS OF DECEMBER 31, 2019 AND 2018

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Situation			With Problems / Medium Risk		With High Insolvency Risk / High Risk				Total
Items	Normal	With Special Follow- up / Low Risk	Not Past Due	Past Due	Not Past Due	Past Due	Uncollectible	Uncollectible due to Technical Reasons	12.31.19	12.31.18
Loans and Other Financing	629,788	—	—	—	—	—	—	—	629,788	960,179
- Advances	42,222	—	—	—	—	—	—	—	42,222	565,165
With Preferred Guarantees and Counter-guarantees “A”	—	—	—	—	—	—	—	—	—	—
With Preferred Guarantees and Counter-guarantees “B”	—	—	—	—	—	—	—	—	—	—
Without Preferred Guarantees or Counter-guarantees	42,222	—	—	—	—	—	—	—	42,222	565,165
- Overdraft	384,503	—	—	—	—	—	—	—	384,503	101,069
With Preferred Guarantees and Counter-guarantees “A”	—	—	—	—	—	—	—	—	—	—
With Preferred Guarantees and Counter-guarantees “B”	—	—	—	—	—	—	—	—	—	—
Without Preferred Guarantees or Counter-guarantees	384,503	—	—	—	—	—	—	—	384,503	101,069
- Mortgage and Collateral Loans	35,185	—	—	—	—	—	—	—	35,185	53,251
With Preferred Guarantees and Counter-guarantees “A”	—	—	—	—	—	—	—	—	—	—
With Preferred Guarantees and Counter-guarantees “B”	25,004	—	—	—	—	—	—	—	25,004	47,453
Without Preferred Guarantees or Counter-guarantees	10,181	—	—	—	—	—	—	—	10,181	5,798
- Personal Loans	1,288	—	—	—	—	—	—	—	1,288	3,154
With Preferred Guarantees and Counter-guarantees “A”	—	—	—	—	—	—	—	—	—	—
With Preferred Guarantees and Counter-guarantees “B”	—	—	—	—	—	—	—	—	—	—
Without Preferred Guarantees or Counter-guarantees	1,288	—	—	—	—	—	—	—	1,288	3,154

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES (Continued)

AS OF DECEMBER 31, 2019 AND 2018

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Situation			With Problems / Medium Risk		With High Insolvency Risk / High Risk				Total
Items	Normal	With Special Follow- up / Low Risk	Not Past Due	Past Due	Not Past Due	Past Due	Uncollectible	Uncollectible due to Technical Reasons	12.31.19	12.31.18
- Credit Cards	149,919	—	—	—	—	—	—	—	149,919	224,911
With Preferred Guarantees and Counter-guarantees “A”	—	—	—	—	—	—	—	—	—	—
With Preferred Guarantees and Counter-guarantees “B”	—	—	—	—	—	—	—	—	—	—
Without Preferred Guarantees or Counter-guarantees	149,919	—	—	—	—	—	—	—	149,919	224,911
- Other	16,671	—	—	—	—	—	—	—	16,671	12,629
With Preferred Guarantees and Counter-guarantees “A”	—	—	—	—	—	—	—	—	—	—
With Preferred Guarantees and Counter-guarantees “B”	633	—	—	—	—	—	—	—	633	4,530
Without Preferred Guarantees or Counter-guarantees	16,038	—	—	—	—	—	—	—	16,038	8,099
Debt Securities	97,192	—	—	—	—	—	—	—	97,192	149,305
Investments in Equity Instruments	201,815	—	—	—	—	—	—	—	201,815	110,782
Contingent Commitments	172,941	—	—	—	—	—	—	—	172,941	251,047

TOTAL	1,101,736	—	—	—	—	—	—	—	1,101,736	1,471,313

ALLOWANCES	7,270	—	—	—	—	—	—	—	7,270	11,094

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE O – DERIVATIVE FINANCIAL INSTRUMENTS

AS OF DECEMBER 31, 2019

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Type of Contract	Objective of the Operations	Underlying Asset	Type of Settlement	Scope of Negotiation or Counterpart	Weighted Average Term Originally- Agreed	Residual Weighted Average Term	Weighted Average Term to Settle Differences	Amount(*)
Forwards in Foreign Currency
OTC - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	MAE	3	1	1	590,805
OTC - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	MAE	2	1	1	466,425
ROFEX - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	4	2	1	17,616,303
ROFEX - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	6	3	1	12,186,427
Forwards with Customers
Purchases	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	4	3	133	9,939,003
Sales	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	3	2	90	15,469,476
Repurchase Transactions
Forward Sales	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE	—	—	—	29,968,733
Swaps with Customers
Swaps of Fixed Interest Rate for Variable Rate	Brokerage - own account	Others	Others	MAE	27	4	1	360,242

(*)	Relates to the notional amount.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2019

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			Fair Value through Profit or Loss	Fair Value Hierarchy
Items	Amortized Cost	Fair Value through OCI	Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and Due from Banks	130,649,061	—	—	—	—	—
Cash	52,728,463	—	—	—	—	—
Financial Institutions and Correspondents	77,920,598	—	—	—	—	—
Debt Securities at Fair Value through Profit or Loss		—	65,690,460	2,172,074	58,141,095	5,377,291
Derivative Financial Instruments		—	2,329,074	—	1,398,539	930,535
Repurchase Transactions	30,075,478	—	—	—	—	—
Argentine Central Bank	30,075,478	—	—	—	—	—
Other Financial Institutions	—	—	—	—	—	—
Other Financial Assets	5,890,829	—	5,024,505	4,987,105	37,400	—
Loans and Other Financing	358,558,869	—	—	—	—	—
Non-financial Public Sector	4,977	—	—	—	—	—
Argentine Central Bank	22,374	—	—	—	—	—
Other Financial Institutions	10,612,457	—	—	—	—	—
Non-financial Private Sector and Residents Abroad	347,919,061	—	—	—	—	—
Advances	15,892,268	—	—	—	—	—
Overdraft	75,080,343	—	—	—	—	—
Mortgage Loans	15,052,635	—	—	—	—	—
Pledge Loans	3,208,665	—	—	—	—	—
Personal Loans	27,645,893	—	—	—	—	—
Credit-card loans	149,459,966	—	—	—	—	—
Finance Leases	2,181,712	—	—	—	—	—
Others	59,397,579	—	—	—	—	—
Other Debt Securities	3,103,324	15,916,306	—	15,916,306	—	—
Financial Assets Pledged as Collateral	9,814,894	—	1,735,692	703,669		1,032,023
Investments in Equity Instruments	—	—	4,554,453	162,003	—	4,392,450

TOTAL FINANCIAL ASSETS	538,092,455	15,916,306	79,334,184	23,941,157	59,577,034	11,732,299

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES (Continued)

AS OF DECEMBER 31, 2019

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			Fair Value through Profit or Loss	Fair Value Hierarchy
Items	Amortized Cost	Fair Value through OCI	Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES				—	—	—
Deposits	393,735,406	—	—	—	—	—
Non-financial Public Sector	1,933,141	—	—	—	—	—
Financial Sector	450,934	—	—	—	—	—
Non-financial Private Sector and Residents Abroad	391,351,331	—	—	—	—	—
Checking Accounts	66,169,034	—	—	—	—	—
Savings Accounts	177,130,116	—	—	—	—	—
Time Deposit and Term Investments	140,539,356	—	—	—	—	—
Others	7,512,825	—	—	—	—	—
Liabilities at fair value through profit or loss	—	—	1,422,157	1,422,157		—
Derivative Financial Instruments	—	—	881,099	—	881,099	—
Repurchase Transactions	—	—	—	—	—	—
Argentine Central Bank	—	—	—	—	—	—
Other Financial Institutions	—	—	—	—	—	—
Other Financial Liabilities	71,362,718	—	—	—	—	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	22,723,687	—	—	—	—	—
Debt Securities	29,240,851	—	—	—	—	—
Subordinated Debt Securities	15,499,212	—	—	—	—	—

TOTAL FINANCIAL LIABILITIES	532,561,874	—	2,303,256	1,422,157	881,099	—

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE Q – INCOME STATEMENT BREAKDOWN

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Net Financial Income/(Expense)	Net Financial Income/(Expense)
Items	Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income (loss) from Government Securities	—	62,351,265	622,565
Income (loss) from Corporate Securities	—	9,327,165	—
Income (Loss) from Derivative Financial Instruments	—	1,282,202	—
Repurchase Transactions	—	1,282,202	—
Interest Rate Swaps	—	—	—
Options	—	—	—
Income from other Financial Assets		(21,067)	15,311
From Measurement of Financial Liabilities at Fair Value through in Profit or Loss	—		—
Income (Loss) from Derivative Financial Instruments	—	(109,340)	—
Repurchase Transactions	—		—
Interest Rate Swaps	—	(109,340)	—
Options	—		—

Total as of 12.31.19	—	72,830,225	637,876

	Net Financial Income/(Expense)	Net Financial Income/(Expense)
Items	Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income (loss) from Government Securities	—	21,394,872	134,139
Income (loss) from Corporate Securities	—	2,377,171	—
Income (Loss) from Derivative Financial Instruments	—	3,213,577	—
Repurchase Transactions	—	3,213,577	—
Income from Other Financial Assets	—	15,739	—
From Measurement of Financial Liabilities at Fair Value through in Profit or Loss		—
Income (Loss) from Derivative Financial Instruments	—	(307,255)	—
Repurchase Transactions	—	(137,966)	—
Interest Rate Swaps	—	(169,289)

Total as of 12.31.18	—	26,694,104	134,139

	Net Financial Income/(Expense)	Net Financial Income/(Expense)
Items	Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income (loss) from Government Securities	—	11,519,265	668,759
Income (loss) from Corporate Securities	—	2,416,056	—
Income (Loss) from Derivative Financial Instruments	—	2,513	—
Repurchase Transactions	—	(2,991)	—
Interest Rate Swaps	—	64	—
Options	—	5,440	—
From Measurement of Financial Liabilities at Fair Value through in Profit or Loss	—		—
Income (Loss) from Derivative Financial Instruments	—	(921,554)	—
Repurchase Transactions	—	(911,603)	—
Interest Rate Swaps	—	(14)	—
Options	—	(9,937)	—

Total as of 12.31.17	—	13,016,280	668,759

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Interest and Adjustments for Application of Effective Interest Rate of Financial Assets Measured at Amortized Cost	12.31.19	12.31.18	12.31.17
Interest Income
On Cash and Due from Banks	7,936	1,221	268
On Corporate Securities	390,267	507,644	383,999
On Government Securities	4,704,910	2,136,312	690,486
On Loans and Other Financing	118,267,695	116,617,600	81,087,994
Non-financial Public Sector	—	392	5,992
Financial Sector	3,158,649	3,236,249	1,702,372
Non-financial Private Sector	115,109,046	113,380,959	79,379,630
Advances	12,593,867	15,135,165	6,783,029
Mortgage Loans	12,852,517	9,154,279	1,447,174
Pledge Loans	702,390	654,828	283,625
Personal Loans	12,219,397	14,073,954	11,871,852
Credit Card Loans	47,673,677	45,163,267	38,309,818
Finance Leases	558,787	930,238	829,962
Others	28,508,411	28,269,228	19,854,170
On Repurchase Transactions	7,135,059	1,147,670	1,973,919
Argentine Central Bank and Other Financial Institutions	6,791,906	491,724	(12,288)
Other Financial Institutions	343,153	655,946	1,986,207

Total	130,505,867	120,410,447	84,136,666

Interest-related Expenses	12.31.19	12.31.18	12.31.17
On Deposits	75,773,385	50,315,016	26,941,885
Non-financial Private Sector	75,773,385	50,315,016	26,941,885
Checking Accounts	—	—	1,615
Savings Accounts	6,300	8,173	8,579
Time Deposit and Term Investments	66,719,525	44,005,165	25,665,087
Others	9,047,560	6,301,678	1,266,604
Financing Received from the Argentine Central Bank and Other Financial Institutions	2,453,531	3,324,424	1,836,820
On Repurchase Transactions	676,703	339,591	550,909
Other Financial Institutions	676,703	339,591	550,909
On Other Financial Liabilities	1,306,000	1,196,588	1,543,563
On Debt Securities	14,241,539	12,786,217	6,445,796
On Subordinated Debt Securities	1,224,998	1,124,796	861,748

Total	95,676,156	69,086,632	38,180,721

Fee Income	12.31.19	12.31.18	12.31.17
Fee Related to Credit cards	15,869,038	15,010,387	16,327,030
Fee related to Insurance	1,320,659	1,375,811	334,226
Fee related to Obligation	9,131,806	9,916,480	8,501,691
Fee Related to Credits	4,936,279	7,231,286	9,290,159
Fee Related to Loan Commitments and Financial Guarantees	358,527	327,523	317,112
Fee Related to Securities	1,440,095	1,628,305	1,226,078
Fee for Collections Management	514,934	455,913	370,612
Fee for Foreign and Exchange Transactions	1,573,753	1,584,497	1,200,308

Total	35,145,091	37,530,202	37,567,216

Fee-related Expenses	12.31.19	12.31.18	12.31.17
Fees Related to Transactions with Securities	491,714	85,905	45,364
Fees related to credit cards	3,516,855	2,840,626	2,482,259
Others	3,052,879	1,728,587	2,476,291

Total	7,061,448	4,655,118	5,003,914