Form 20-F
period 2020-12-31
GRUPO FINANCIERO GALICIA SA
filed 2021-04-23
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 23, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2020

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

Bruno Folino, Chief Financial Officer

Tel: 54 11 4 343 7528 / Fax: 54 11 4 331 9183, bfolino@gfgsa.com

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Ordinary Shares, Ps.1.00 par value	281,221,650
Class B Ordinary Shares, Ps.1.00 par value	1,193,470,441

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

•

Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia” or the “Bank”), our largest subsidiary, consolidated with (i) Tarjetas Regionales S.A. and its operating subsidiaries, until December 31, 2017 (effective January 1, 2018, Tarjetas Regionales S.A. was transferred to be an operating subsidiary of Grupo Financiero Galicia), (ii) Inviu S.A.U. (“Inviu” formerly known as Galicia Valores S.A.U.) until August 31, 2019 (effective September 1, 2019, Inviu was sold to Grupo Financiero Galicia and transferred to IGAM LLC), and (iii) Fideicomiso Saturno Créditos until December 31, 2018;

•	Tarjetas Regionales S.A. (“Tarjetas Regionales”) and its subsidiaries (which has been reported on a consolidated basis with Grupo Financiero Galicia since January 1, 2018);

•	Sudamericana Holding S.A. (“Sudamericana”) and its subsidiaries;

•	Galicia Warrants S.A. (“Galicia Warrants”);

•	Galicia Administradora de Fondos S.A. (“Galicia Administradora de Fondos” or “Fima”);

•	IGAM LLC (“IGAM”) and its subsidiaries; and

•	Galicia Securities S.A. (“Galicia Securities”).

These consolidated financial statements have been prepared in accordance and in compliance with the International Financial Reporting Standards (“IFRS”) issued by the International Financial Reporting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee. IFRS in force as of the date of preparation of these consolidated financial statements for the fiscal years ended December 31, 2020, 2019 and 2018 have been applied. We maintain our financial books and records in Argentine Pesos and prepare our financial statements in conformity with IFRS, as issued by the IASB, effective as of the fiscal year beginning on January 1, 2018.

As of July 1, 2018, Argentina qualified as a hyperinflationary economy for accounting purposes. Grupo Galicia’s functional currency is the Argentine peso and its financial statements have been prepared in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies as if the Argentine economy had always been hyperinflationary. The financial position and results of operations as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 are reflected in terms of current purchasing power using the Consumer Price Index (“CPI”) as of December 31, 2020.

In this annual report, references to “US$” and “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Argentine Pesos. The exchange rate used in translating Pesos into Dollars and used in calculating the convenience translations included in the following tables is the “Reference Exchange Rate” that is published by the Argentine Central Bank (commonly referred to as “BCRA” based on its Spanish acronym) and that was Ps.84.1450, Ps.59.8950 and Ps.37.8083 per US$1.00 as of December 31, 2020, December 31, 2019 and December 31, 2018, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or at any other rate.

Our fiscal year ends on December 31, and references in this annual report to any specific fiscal year are to the twelve-month period ended December 31 of such year.

Unless otherwise indicated, all information regarding deposit and loan market shares and other financial industry information has been derived from information published by the BCRA, which is not adjusted according to the IAS 29.

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

•

financial difficulties of the Argentine government (“Government”) and its ability (or inability) to reach to an agreement to restructure or rollover its outstanding debt that is held by international credit entities;

•	changes in Government regulations applicable to financial institutions, including tax regulations and changes in or failures to comply with banking or other regulations;

•	volatility of the Peso and the exchange rates between the Peso and foreign currencies;

•	fluctuations in the Argentine rate of inflation, including hyperinflation;

•	increased competition in the banking, financial services, credit card services, insurance, asset management, mutual funds and related industries;

•	Grupo Financiero Galicia’s subsidiaries’ inability to sustain or improve their performance;

•	a loss of market share by any of Grupo Financiero Galicia’s main businesses;

•	a change in the credit cycle, increased borrower defaults and/or a decrease in the fees charged to clients;

•	changes in the saving and consumption habits of its customers and other structural changes in the general demand for financial products, such as those offered by Banco Galicia;

•	changes in interest rates which may, among other things, adversely affect margins;

•	Banco Galicia’s inability to obtain additional debt or equity financing on attractive conditions or at all, which may limit its ability to fund existing operations and to finance new activities;

•	technological changes and changes in Banco Galicia’s ability to implement new technologies;

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

The selected consolidated financial information regarding statement of financial position as of December 31, 2020 and December 31, 2019, and the financial information regarding the statement of income for the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018 has been derived from our audited consolidated financial statements included in this annual report.

The selected consolidated financial information regarding statement of financial position as of December 31, 2018, as of December 31, 2017 and as of December 31, 2016 and the financial information regarding the statement of income for the fiscal years ended December 31, 2017 and December 31, 2016 has been derived from our audited consolidated financial statements not included in this annual report.

You should read this data in conjunction with Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements included in this annual report.

The tables included below have been prepared in accordance with IFRS.

	Year Ended December 31,
	2020	2019	2018	2017
	(in millions of Pesos, except as noted)
Consolidated Statement of Income in Accordance with IFRS
Net Income from Interest	76,632	47,417	69,873	62,565
Net Fee Income	36,558	38,233	44,756	44,332
Net Income from Financial Instruments	69,332	99,151	36,342	17,720
Loan and Other Receivables Loss Provisions	(34,680)	(30,228)	(34,136)	(15,275)
Net Operating Income	182,711	200,475	153,081	144,459
Loss on Net Monetary Position	(36,963)	(41,929)	(37,831)	(14,290)
Operating Income	43,503	50,178	7,067	30,571
Income Tax from Continuing Operations	(17,845)	(17,751)	(14,477)	(15,328)
Income (Loss) for the Year Attributable to GFG	25,192	32,276	(7,258)	14,228
Other Comprehensive Income	(210)	548	(183)	(911)
Total Comprehensive Income (Loss) Attributable to GFG	24,982	32,824	(7,442)	13,317
Ordinary Shares Outstanding for the year	1,443	1,427	1,427	1,427
Basic Earnings per Share (in Pesos)	17.46	22.62	(5.09)	9.97
Diluted Earnings per Share (in Pesos)	17.46	22.62	(5.09)	9.97
Cash Dividends per Share (in Pesos)	(1)	1.33	2.54	2.37
Book Value per Share (*) (in Pesos)	126.36	108.70	88.24	94.70

(1)

The cash dividend distribution for the fiscal year ended at December 31, 2020, is pending approval. For more information see Item 8. “Financial Information”-A.“Consolidated Statements and Other Financial Information”-“Dividend Policy and Dividends”-“Dividends” -“Grupo Financiero Galicia”.

(2)	Total Shareholders’ Equity attributable to GFG divided Ordinary Shares Outstanding for the year.

	For the Year Ended December 31,
	2020	2019	2018	2017
	(in millions of Pesos, except as noted)
Consolidated Statement of Financial Position in Accordance with IFRS
Cash and Due from Banks	175,423	177,866	300,131	182,297
Debt Securities at Fair Value Through Profit or Loss	155,420	89,431	159,030	89,526
Loans and Other Financing	526,434	488,144	592,075	595,519
Total Assets	1,055,279	933,270	1,193,096	1,025,447
Deposits	676,396	536,034	754,146	620,677
Other Liabilities	97,472	97,153	132,432	263,451
Shareholders’ Equity attributable to GFG	182,334	155,121	125,919	135,133
Percentage of Period-end Balance Sheet Items Denominated in Dollars:
Loans and Other Financing	18%	23%	35%	21%
Total Assets	20%	25%	39%	26%
Deposits	22%	26%	45%	35%
Total Liabilities	9%	22%	34%	30%

For the Year Ended December 31,
2020	2019	2018	2017
Selected Ratios (*)
Profitability and Efficiency
Net Yield on Interest Earning Assets (1)	19.80%	16.84%	13.33%	10.71%
Financial Margin (2)	14.68%	11.87%	8.43%	11.48%
Return on Assets (3)	2.39%	3.46%	(0.61)%	1.39%
Return on Shareholders’ Equity (4)	13.82%	20.81%	(5.76)%	10.53%
Efficiency ratio (5)	47.39%	50.55%	63.99%	63.62%
Capital
Shareholders’ Equity as a Percentage of Total Assets	17.28%	16.62%	10.55%	13.18%
Total Liabilities as a Multiple of Shareholders’ Equity	4.79	x	4.99	x	8.45	x	6.54	x
Total Capital Ratio	22.16%	17.53%	15.11%	10.69%
Liquidity
Cash and Due from Banks as a Percentage of Total Deposits	25.93%	33.18%	39.80%	29.37%
Loans and other financing, Net as a Percentage of Total Assets	49.89%	52.30%	49.63%	58.07%
Credit Quality
Non-Accrual Instruments (6) as a Percentage of Total Financial Instruments Portfolio	1.43%	3.96%	3.51%	2.20%
Allowance for Financial Instruments as a Percentage of Non-accrual Financial Instruments (6)	392.36%	152.21%	137.46%	129.77%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio	5.19%	5.12%	4.98%	2.24%
Inflation and Exchange Rate
Wholesale Price Index	35.38%	58.49%	73.50%	18.80%
Consumer Price Index	36.14%	53.83%	47.65%	24.80%
Exchange Rate Variation (7)	40.49%	58.42%	101.38%	18.42%
CER (8)	25.49	18.70	12.34	8.38
UVA (9)	64.32	47.16	31.06	21.15

(*)	All of the ratios disclosed above are included because they are considered significant by the management of Grupo Financiero Galicia.
(1)

Net interest earned divided by interest-earning assets. For a description of net interest earned, see Item 4. “Information on the Company”-A.“Business Overview”-“Selected Statistical Information”-“Average Balance Sheet and Income from Interest-Earning Assets and Expenses from Interest-Bearing Liabilities”.

(2)

Financial margin represents net interest income plus net result from financial instruments plus income from derecognition of assets measured at amortized cost plus foreign currency quotation differences plus certain items included in other operating income and expenses, divided by the average balance of interest-earning assets.

(3)	Net income attributable to GFG as a percentage of total assets.
(4)	Net income attributable to GFG as a percentage of shareholders’ equity.
(5)

Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus income from derecognition of assets measured at amortized cost plus foreign currency quotation differences plus income from insurance business plus certain items included in other operating income and expenses plus loss on net monetary position.

(6)

Non-Accrual Financial Instruments are defined as those Financial Instruments in default. For a definition and description of default, see Item 4. “Information on the Company”-A.“Business Overview”-“Selected Statistical Information”-“Financial Instruments Classification and Loss Provisions”- “Definition of Default”.

(7)	Annual change in the end-of-period exchange rate expressed in Pesos per Dollar.
(8)	The “CER” is the “Coeficiente de Estabilización de Referencia”, an adjustment coefficient based on changes in CPI.
(9)	The “UVA” is the “Unidad de Valor Adquisitivo”, an adjustment coefficient based on changes in the CER.

The tables below reflect Grupo Galicia’s financial results for the fiscal year ended December 31, 2016, were not adjusted for inflation, and were prepared in accordance with Argentine Banking GAAP (“Previous GAAP”). The information based on Previous GAAP included below and elsewhere is this annual report is not comparable to information prepared in accordance with IFRS.

Fiscal Year Ended December 31,
2016
(in millions of Pesos, except as noted)
Consolidated Income Statement in Accordance with Argentine Banking GAAP
Financial Income	36,608
Financial Expenses	20,239
Gross Brokerage Margin (1)	16,369
Provision for Losses on Loans and Other Receivables	3,533
Income before Taxes	9,371
Income Tax	(3,353)
Net Income	6,018
Basic Earnings per Share (in Pesos)	4.63
Diluted Earnings per Share (in Pesos)	4.63
Cash Dividends per Share (in Pesos)	0.18
Book Value per Share (in Pesos)	15.66
Amounts in Accordance with U.S. GAAP
Net Income	6,037
Basic and Diluted Earnings per Share (in Pesos)	4.64
Book Value per Share (in Pesos)	15.45
Financial Income	34,549
Financial Expenses	19,410
Gross Brokerage Margin	15,139
Provision for Losses on Loans and Other Receivables	3,192
Income Tax	3,195
Consolidated Balance Sheet in Accordance with Argentine Banking GAAP
Cash and Due from Banks	61,166
Government Securities, Net	13,701
Loans, Net	137,452
Total Assets	242,251
Deposits	151,688
Other Funds (2)	70,210
Total Shareholders’ Equity	20,353
Average Total Assets (3)	184,395
Percentage of Period-end Balance Sheet Items
Denominated in Dollars:
Loans, Net of Allowances	12.77
Total Assets	27.56
Deposits	33.63
Total Liabilities	30.82
Amounts in Accordance with U.S. GAAP
Trading Securities	17,196
Available-for-Sale Securities	5,423
Total Assets	260,403
Total Liabilities	240,316
Shareholders’ Equity	20,087

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

Fiscal Year Ended December 31,
2016
Selected Ratios in Accordance with Argentine Banking GAAP
Profitability and Efficiency
Net Yield on Interest Earning Assets (4)	13.26%
Financial Margin (5)	12.10
Return on Average Assets (6)	3.48
Return on Average Shareholders’ Equity (7)	35.03
Net Income from Services as a Percentage of Operating Income (9)	39.63
Efficiency ratio (9)	64.98
Capital
Shareholders’ Equity as a Percentage of Total Assets	8.40%
Total Liabilities as a Multiple of Shareholders’ Equity	10.9x
Total Capital Ratio	15.04%
Liquidity
Cash and Due from Banks(10) as a Percentage of Total Deposits	47.18%
Loans, Net as a Percentage of Total Assets	56.74
Credit Quality
Past Due Loans (11) as a Percentage of Total Loans	2.43%
Non-Accrual Loans (12) as a Percentage of Total Loans	3.31
Allowance for Loan Losses as a Percentage of Non-accrual Loans(12)	100.06
Net Charge-Offs (13) as a Percentage of Average Loans	1.67
Ratios in Accordance with U.S. GAAP
Capital
Shareholders’ Equity as a Percentage of Total Assets	7.71
Total Liabilities as a Multiple of Total Shareholders’ Equity	11.96x
Liquidity
Loans, Net as a Percentage of Total Assets	52.76%
Credit Quality
Allowance for Loan Losses as a Percentage of Non-Accrual Loans	128.53
Inflation and Exchange Rate
Wholesale Inflation (14)	34.59%
Consumer Inflation (15)	41.05%
Exchange Rate Variation (16) (%)	21.88
CER (17)	35.79
UVA (18)	17.26

(1)	Net interest earned divided by interest-earning assets.
(2)	Financial margin represents gross brokerage margin divided by average interest-earning assets.
(3)	Net income excluding non-controlling interest as a percentage of average total assets.
(4)	Net income as a percentage of average shareholders’ equity.
(5)	Operating income is defined as gross brokerage margin plus net income from services.
(6)	Administrative expenses as a percentage of operating income as defined above.
(7)

Liquid assets of Banco Galicia include cash and receivables, Lebacs, net call money, short-term loans to other Argentine financial institutions, special guarantee accounts at the BCRA, and repurchase and reverse repurchase transactions in the Argentine financial market.

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

(12)

In 2015, annual variation of the Consumer Price Index (CPI) was calculated using the Consumer Price Index of the City of Buenos Aires, an alternative measure of inflation proposed by INDEC after it discontinued its index.

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

Grupo Financiero Galicia’s results of operations may be affected by inflation, fluctuations in the exchange rate, modifications in interest rates, changes in the Argentine government’s policies and other political or economic developments either internationally or in Argentina.

During the course of the last decades, Argentina’s economy has been marked by a high degree of instability and volatility, periods of low or negative economic growth and high, fluctuating levels of inflation and currency devaluation. Grupo Financiero Galicia’s results of operations, the rights of holders of securities issued by Grupo Financiero Galicia and the value of such securities could be materially and adversely affected by a number of possible factors. Some of these factors include Argentina’s inability to achieve a sustainable economic growth path, high inflation rates, Argentina’s ability to obtain financing, a decline in the international prices for Argentina’s main commodity exports, fluctuations in the exchange rates of other countries (which affects local commercial competitiveness) and the vulnerability of the economy to external shocks.

During the past decade Argentina experienced economic stagnation as a result of unstable monetary, fiscal and economic regulatory policies. This, combined with a lack of institutional transparency, led to increasing inflation rates, lack of economic growth, currency instability and low investment levels, among others. As there will be Congressional elections in 2021, additional risks may arise if new policies are implemented by the newly elected Congress that further exacerbate the existing macroeconomic imbalances. In addition to such possible new Congressional policies, no assurance can be provided regarding other events, such as the enactment of other governmental policies, that may occur in the future and their impact on the Argentina economy and on the results of Grupo Financiero Galicia’s operations.

As a result of the current state of the Argentine economy as described above and herein and the uncertainty regarding the Government and policies it may enact, the financial position and results of operations of private sector companies in Argentina, including Grupo Financiero Galicia, the rights of the holders of securities issued by such institutions and the value thereof may be negatively and adversely impacted.

Economic conditions in Argentina may deteriorate, which may adversely impact Grupo Financiero Galicia’s business and financial condition.

Economic conditions in Argentina may deteriorate. In particular, a less favorable international economic environment, a decrease in the competitiveness of the Peso as compared to foreign currencies, low consumer confidence and low confidence from both local and foreign investors together with high inflation rates, among other factors, may affect the development and growth of the Argentine economy and cause volatility in the local capital markets. Such events may adversely impact Grupo Financiero Galicia’s business and financial condition.

In particular, the Argentine economy has proven to be and continues to be vulnerable to several factors, including:

•	economic growth rate volatility;

•	high inflation rates;

•	regulatory uncertainty for certain economic activities and sectors;

•	volatility in Argentina’s main export commodities’ prices;

•	external financial conditions;

•	fluctuations in the BCRA’s international reserves; and

•	uncertainty with respect to exchange and capital controls.

No assurance can be provided that a decline in economic growth or certain economic instability will not occur. Any stagnation, slowdown or economic and political instability could have a significant adverse effect on Grupo Financiero Galicia’s business, financial position and results of operations, and the trading price for its ADSs.

The ability of the current administration to implement economic policy reforms, and the impact that these measures and any future measures taken by a new administration will have on the Argentine economy, remains uncertain.

As the date of this annual report, the impact that the reforms adopted by the Government will have on the Argentine economy as a whole, and the financial sector in particular, cannot be predicted. In addition, it is currently unclear what additional measures the current administration may implement in the future and what the effects of the same may be on the Argentine economy.

Since taking office, the Fernández administration has announced and implemented several significant economic measures and policy reforms, the impact of which are uncertain at this time. For example, on December 20, 2019, the Argentine National Congress passed Law No. 27,541, which declared a public emergency in economic, financial, fiscal, administrative, pension, energy, health and social matters. It also delegated to the Executive Branch broad authority and power to take actions designed to, among other things, ensure the sustainability of the level of public debt, restructure the rate the energy system charges its customers through a renegotiation of the current comprehensive tariff regime and restructure the regulatory entities for the energy system. Throughout 2020, other important Laws were passed, such as Law 27,609, in which the pension-adjustment formula was modified, and Law 27,605, that imposed a one-off tax on high net worth individuals.

Further, beyond the above noted reforms and policies, foreign exchange market (the “FX market”) restrictions, in combination with a relatively loose monetary and fiscal policy and additional restrictions on foreign trade could result in lower economic growth rates in Argentina for the coming years. In addition, an adverse result in the debt negotiation that the Government is carrying out with external creditors, such as the International Monetary Fund (“IMF”), could affect access to capital markets, and may affect the growth of the country, provinces and private companies. It is impossible to predict the impact of these measures, as well as any future measures that may be adopted, on the Argentine economy overall and the financial sector in particular.

In particular, interventionist measures adopted by the Government or future measures implemented may be disruptive to the economy and may fail to benefit, or may harm, our business. In particular, Grupo Financiero Galicia has no control over the implementation of the reforms to the regulatory framework that governs its operations and cannot guarantee that these reforms will be implemented or that they will be implemented in a manner that will benefit its business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy and Grupo Financiero Galicia’s business, financial position and results of operations and the trading price for its ADSs.

If the high levels of inflation continue or if inflation figures are not trusted, the Argentine economy and Grupo Financiero Galicia’s financial position and business could be adversely affected.

Since 2007, Argentina has experienced high inflation. According to private estimates, inflation has been systematically above 20% since 2007, reaching a maximum of 53.8 % in 2019. Accumulated inflation during 2020 was 36.1%. Moreover, between 2007 and 2015 official figures became unreliable and private estimates of inflation were more frequently used (as further described below).

As noted above, between 2007 and 2015, official inflation figures became unreliable. Specifically, the national statistics agency INDEC (Instituto Nacional de Estadística y Censos; “INDEC” for its acronym in Spanish), is the only institution in Argentina with legal power to produce official national statistics. During the referenced time period, INDEC went through a process of major institutional and methodological reforms that led to concerns related to the reliability of the information produced by INDEC. In 2016, an administrative emergency regarding the national statistical system was declared and INDEC stopped publishing certain data until a complete reorganization of its structure was undertaken in order to reestablish its ability to produce relevant, sufficient and trustworthy information.

Despite the fact that due to the reforms implemented in recent years, inflation rates calculated by INDEC are generally accepted, the possibility that they may be manipulated in the future cannot be ruled out. Any such future manipulation could affect the Argentine economy in general and the financial sector in particular.

In addition to concerns related to the trustworthiness of inflation figures, in the past, inflation has materially undermined the Argentine economy and the Government’s ability to generate conditions that fostered economic growth. In particular, high inflation rates or a high level of volatility with respect to the same, may materially and adversely affect the business volume of the financial system and prevent the growth of financial intermediation activity. This, in turn, could adversely affect economic activity and employment.

Combined with high inflation rates, Argentina has also displayed high volatility in its currency, as a consequence of local imbalances and external shocks. Both high inflation rates and high levels of volatility in the inflation rate affect Argentina’s competitiveness abroad, as well as real salaries, employment rates, consumption rates and interest rates. A high level of uncertainty with regard to these economic variables, and lack of stability in terms of inflation, could lead to shortened contractual terms and affect the ability to plan and make decisions. This may have a negative impact on economic activity and the income of consumers and their purchasing power. All of the above could materially and adversely affect Grupo Financiero Galicia’s financial position, results of operations and business, and the trading price for its ADSs.

Argentina’s and Argentine companies’ ability to obtain financing and to attract direct foreign investment is limited and may adversely affect Grupo Financiero Galicia’s financial position, results of operations and business.

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

On April 18, 2016, in order to make a payment owed to similarly situated bondholders, Argentina issued bonds in an amount of US$16.5 billion, with interest rates between 6.25% and 8% and maturities of three, five, ten and thirty years. The payment of approximately US$9.3 billion to the bondholders was made on April 22, 2016, thus reaching a solution to the Argentine debt in default.

During the remainder of 2016, 2017 and the first four months of 2018, the Argentine government continued to seek financing from international markets. Following the exchange rate crisis beginning in April 2018, however, Argentina was not able to access the international capital markets, resulting in the Argentine government requesting a loan from the IMF (pursuant to a Stand-By Agreement for a total of US$57 billion).

In 2019, Argentina’s bonds plummeted and the country risk soared after the Primary Presidential Elections that took place on August 11, in which the Fernandez-Fernandez platform won by a landslide, making the country unable to refinance its existing debt with the private sector. As a result, the Macri administration decided to unilaterally restructure the maturity dates on short-term debt issued by the Argentine Government and denominated both in Argentine pesos and in Dollars. When President Fernandez took office, his administration commenced debt-restructuring negotiations for debt held by the Government that was held by foreign creditors. This restructuring was completed in September 2020. Argentina is also seeking to restructure its IMF loan in 2021, as principal payments from the 2018’s Stand-By Agreement begin to fall due in October 2021. A new agreement with the IMF may require a commitment to implement reforms and changes to economic policy, which could have a significant adverse effect on Argentina’s economy and on Argentine companies including Grupo Financiero Galicia’s ability to obtain international financing and could also adversely affect local credit conditions. If Argentina is not able to reach an agreement with the IMF, the country may default on such debt. Any such default on the IMF debt or other current outstanding debt would likely inhibit or prevent access by the Government and Argentine companies to the international financial markets and may also compromise the ability of such entities to obtain bilateral financing. This would have an adverse effect on the Argentine economy, including Grupo Financiero Galicia, and would likely cause a negative impact the ability of companies, including Grupo Financiero Galicia, to obtain foreign financing.

A decline in the international prices of Argentina’s main commodities exports and a real appreciation of the Peso against the Dollar could affect the Argentine economy and create new pressures on the foreign exchange market and have a material adverse effect on Grupo Financiero Galicia’s financial condition, prospects and operating results.

The reliance on the export of certain commodities, (particularly soybeans and its by products, corn and wheat), has made the country more vulnerable to fluctuations in their prices. A decrease in commodity prices may adversely affect the Argentine government’s fiscal revenues and the Argentine economy as a whole. Given its reliance on such agricultural commodities, the country is also vulnerable to weather events—such as 2018’s drought—that may negatively affect production, reducing fiscal revenues and the inflow of Dollars.

In order to counterbalance and diversify its reliance on the above noted agricultural commodities as well as to add another source of revenue, Argentina has focused on increasing its oil and gas exports. Nevertheless, a long-term decrease in the international price of oil would negatively impact such prospects and result in a decrease in foreign investment in such sectors.

Additionally, a significant increase in the real appreciation of the Peso could affect Argentina’s competitiveness, substantially affecting exports, prompting new recessionary pressures on Argentina’s economy and a new imbalance in the foreign exchange market, exacerbating exchange rate volatility. A significant appreciation of the real exchange rate could adversely affect the Argentine public sector’s tax revenues in real terms, since around 7% of the country’s total revenues depend on export taxes. The occurrence of the foregoing could intensify the existing inflationary environment and potentially materially and adversely affect the Argentine economy, as well as Grupo Financiero Galicia’s financial condition and operating results and, thus, the trading prices for its ADSs.

Volatility in the regulatory framework could have a material and adverse effect on Argentina’s economy in general, and on Grupo Financiero Galicia’s financial position, specifically.

From time to time the Argentine government has enacted several laws amending the regulatory framework governing a number of different activities as a measure to stimulate the economy, some of which have had adverse effects on Grupo Financiero Galicia’s business. Although former administration has eliminated some of these regulations, political and social pressures could inhibit the Argentine government’s implementation of policies designed to generate growth and enhance consumer and investor confidence.

No assurance can be provided that future regulations, and especially those related to the financial system, will not materially and adversely affect the assets, revenues and operating income of private sector companies, including Grupo Financiero Galicia, the rights of holders of securities issued by those entities, or the value of those securities. The lack of regulatory foresight could impose significant limitations on activities of the financial system and Grupo Financiero Galicia’s business, and would generate uncertainty regarding its future financial position and result of operations and trading price for its ADSs.

The Argentine economy and its goods, financial services and securities markets remain vulnerable to external factors, which could affect Argentina’s economic growth and Grupo Financiero Galicia’s prospects.

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

The monetary and fiscal policies implemented by the world’s leading economies, such as the US, China and the European Union have an affect on the Argentine economy through interest rates, commodity prices and economic growth rates. The COVID-19 pandemic has had a negative effect on economic growth worldwide, negatively impacting Argentine exports due to a contraction of foreign demand for the same. Current lower interest rates in leading economies favor emerging markets such as Argentina; however, high levels of overall economic uncertainty may result in factors that offset any positive impact from such lower interest rates.

The economic activity of Brazil, one of Argentina’s main trade partners, also has an impact on Argentina’s economy. A depreciation of the Brazilian Real against the Dollar has in the past and would again in the future put additional pressure on the exchange rate for the Argentine Peso against the Dollar. Likewise, a weak economic performance from Brazil would affect Argentine exports, particularly in the case of industrial goods, many of which Argentina exports to Brazil.

Adverse climate conditions and events may also affect Argentina’s economy, either by negatively impacting the local harvest and thus reducing export volumes or by impacting other competing countries and affecting international commodities’ prices, which determine Argentine agricultural exports’ value.

The international financial environment may also result in a devaluation of regional currencies and exchange rates, including the Peso, which would also cause economic volatility in Argentina. A new global economic or financial crisis or the effects of deterioration in the current international context, could negatively affect the Argentine economy and, consequently, Grupo Financiero Galicia’s results of operations, financial conditions and the trading price for its ADSs.

A potential additional devaluation of the Peso may hinder or potentially prevent Grupo Financiero Galicia from being able to honor its foreign currency denominated obligations.

The Argentine Peso depreciated 15.6% as compared to the Dollar in 2017, 50.3% in 2018, 36.9% in 2019 and 28.8% in 2020, according to the official quotation of the BCRA. If the Peso further depreciates against the Dollar, as has recently occurred and which could occur again in the future, this could have an adverse effect on the ability of Argentine companies to make timely payments on their debts denominated in or indexed or otherwise connected to a foreign currency, generate very high inflation rates, reduce real salaries significantly, and have an adverse effect on companies focused on the domestic market, such as public utilities and the financial industry. Such a potential devaluation could also adversely affect the Argentine government’s capacity to honor its foreign debt, with adverse consequences for Grupo Financiero Galicia’s and Banco Galicia’s businesses, which could affect Grupo Financiero Galicia’s capacity to meet obligations denominated in a foreign currency which, in turn, could have a material adverse effect on the trading prices for Grupo Financiero Galicia’s ADSs.

Additionally, the BCRA may intervene in the foreign exchange market to influence exchange rates. Purchases of Pesos by the BCRA could result in a decrease of its international reserves. A significant decrease in the BCRA’s international reserves may have an adverse impact on Argentina’s ability to withstand external shocks to the economy, and any adverse effects to the Argentine economy could, in turn, adversely affect the financial position and business of Grupo Financiero Galicia and its subsidiaries.

In order to control the depreciation of the Peso, on September 1, 2019 the Executive Branch introduced capital controls through decree No. 609/2019, whose validity was extended indefinitely by the government of Fernández through Decree No. 91/2019 and Communication “A” 6854 and 6856 of the BCRA. These controls include the need to obtain authorization from the BCRA to purchase foreign currency in excess of US$200 per month per person, and the mandatory liquidation of exporters’ foreign exchange earnings in the local market within five days, among other measures. This allows the BCRA to exercise control over the Peso and therefore to prevent the Argentine currency from depreciating. Throughout 2020, the capital controls initially imposed in 2019 were bolstered. Additionally, restrictions limited personal and corporate access to foreign currencies in the official market. Despite the imposition of such controls, the BCRA continued to lose monetary reserves throughout most of 2020, ending 2020 with a US$5.37 billion contraction in international reserves. A depreciation of the Peso could adversely affect the Argentine economy and Grupo Financiero Galicia’s financial condition, its business, and its ability to service its existing debt obligations. Moreover, an acceleration of inflation caused by an exchange rate crisis would raise the costs associated with Grupo Financiero Galicia’s subsidiaries servicing their foreign currency-denominated, which could increase Grupo Financiero Galicia’s costs and therefore have a material adverse effect on Grupo Financiero Galicia’s financial condition and results of operations.

Changes or new regulations in the Argentine foreign exchange market may adversely affect the ability and the manner in which Grupo Financiero Galicia repays its obligations denominated in, indexed to or otherwise connected to a foreign currency.

Since December 2001, different government administrations have established and implemented various restrictions on foreign currency transfers (both in respect of transfer into and out of Argentina). Such is the case of the current measures that limit the ability of residents to purchase foreign currency for saving purposes and by capping the amount that can be purchased by the general public at US$200 per month and imposing a 30% tax on all such foreign currency purchases, as well as on any purchases in foreign currency made with debit or credit cards and on the purchase of international flights, hotels or tourism packages. Moreover, as of September 15, 2020, a 35% tax has been imposed on foreign currency that is purchased in order to be saved and on credit card expenses incurred in a foreign currency. This tax is structured to be a credit in advance for income and property taxes be paid.

The impact that these measures or potential future measures will have on the Argentine economy and Grupo Financiero Galicia is uncertain. No assurance can be provided that the regulations will not be amended, or that no new regulations will be enacted in the future imposing greater limitations on funds flowing into and out of the Argentine foreign exchange market. Any such new measures, as well as any additional controls and/or restrictions, could materially affect Grupo Financiero Galicia’s ability to access the international capital markets and may undermine its ability to make payments of principal and/or interest on its obligations denominated in a foreign currency or transfer funds abroad (in total or in part) to make payments on its obligations (which could affect Grupo Financiero Galicia’s financial condition and results of operations). Therefore, Argentine resident or non-resident investors should take special notice of these regulations (and their amendments) that limit access to the foreign exchange market. In the future Grupo Financiero Galicia may be prevented from making payments in Dollars and/or making payments outside of Argentina due to the restrictions in place at that time in the foreign exchange market and/or due to the restrictions on the ability of companies to transfer funds abroad.

It may be difficult to effect service of process against Grupo Financiero Galicia’s executive officers and directors, and foreign judgments may be difficult to enforce or may be unenforceable.

Service of process upon individuals or entities which are not resident in the United States may be difficult to obtain in the United States. Grupo Financiero Galicia and its subsidiaries are companies incorporated under the laws of Argentina. Most of their shareholders, directors, members of the Supervisory Syndics’ Committee, officers, and some specialists named herein are domiciled in Argentina and the most significant part of their assets is located in Argentina. Although Grupo Financiero Galicia has an agent to receive service of process in any action against it in the United States with respect to its ADSs, none of its executive officers or directors has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult to effect service of process against Grupo Financiero Galicia’s executive officers and directors. Additionally, under

Argentine law, the enforcement of foreign judgments will only be allowed if the requirements in sections 517 to 519 of the National Code of Civil and Commercial Procedures or the applicable local code of procedures are met, and provided that the foreign judgment does not infringe on concepts of public policy in Argentine law, as determined by the competent courts of Argentina. As such, an Argentine court may find that the enforcement in Argentina of a foreign judgment (including a U.S. court) that requires payment be made by an Argentine individual to holders of its foreign currency-denominated securities outside of Argentina is contrary to the public policy if, for instance, there are legal restrictions in place prohibiting Argentine debtors from transferring foreign currency abroad to pay off debts.

The intervention of the Argentine government in the electric power sector could have a material adverse impact on the Argentine economy, which may have a material adverse impact on Grupo Financiero Galicia’s results of operations.

Historically, the Argentine government has played an active role in the electric power sector through the holding and management of state-owned companies engaged in the generation, transmission and distribution of electric power. To address the Argentine economic crisis of 2001 and 2002, the Government adopted regulations which made several material changes to the regulatory framework applicable to the electric power sector and distorted supply and demand in the sector. These changes included the freezing of distribution margins, the reversal of adjustment and inflation indexation mechanisms for tariffs, a limitation on the ability of electric power distribution companies to pass on to the consumer increases in costs and the introduction of a new price-setting mechanism in the wholesale electricity market, all of which had a significant impact on electric power generators and caused substantial price differences within the market.

The former administration began significant reforms in the electric power sector. As part of such reforms, the administration took actions designed to guarantee the supply of electric power in Argentina, instructing the Ministry of Energy and Mining to develop and implement a coordinated program to guarantee the quality of the electric power system and ration individuals’ and public entities’ consumption of energy by increasing tariffs. .

As of the date hereof, the tariffs that electrical power companies can charge have not been “modified” for more than two years. As such, the increasing costs incurred by these electrical power companies that are not covered by the current tariffs have been paid for using governmental subsidies. This use of governmental subsidies instead of increases in tariffs has led to an increase in the level of public spending by the Government. Looking ahead, any reduction by the Government in such public subsidies (and corresponding increase in the electrical power tariffs charged) could have a material adverse effect on inflation and, thus, on Argentine consumers’ disposable income and the financial and operating performance of Argentine companies. As a result, it could affect Grupo Financiero Galicia’s financial condition and results of operations and the trading price of our ADSs as well.

The measures adopted by the Argentine government and the claims filed by workers on an individual basis or as part of a labor union action may lead to pressures to increase salaries or additional benefits, which would increase companies’, including Grupo Financiero Galicia’s, operating costs. Additionally, labor union activity could lead to strikes or work stoppages, which may materially and adversely affect Grupo Financiero Galicia’s results of operations.

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

For example, during the early months of 2019 the Argentine union that represents banking sector employees declared general strikes. These strikes did not have a direct effect on banks but did impact banks’ clients who were not able to access branches. Strikes such as the one that took place in 2019 can also lower the perception the public has of banks, which could have a reputational cost for us. Labor movements are active in Argentina and can potentially lead to further strikes or work stoppages if demands are not satisfied, which could have a material and adverse effect on Grupo Financiero Galicia’s operations and operating costs.

There can be no assurance that the Argentine government will not adopt measures in the future mandating salary increases or the provision of additional employee benefits, or that employees or their unions will not exert pressure on companies, such as Grupo Financiero Galicia, in demanding the implementation of such measures. The implementation of any such measures could have a material and adverse effect on Grupo Financiero Galicia’s expenses and business, results of operations and financial condition and, thus, on the trading prices for its ADSs.

High levels of government expenditures in Argentina could generate long lasting adverse consequences for the Argentine economy.

Since 2007, Argentina increased its spending to Gross Domestic Product (“GDP”) to reach a maximum of 24% in 2015, quite above the ratio of the rest of the countries in the region. Since then, a decreasing trend in expenditures was observed until the year 2019. However, in 2020 the spending-to-GDP ratio increased again, as the fiscal stimulus package implemented to deal with COVID-19 and the mobility restrictions put pressure on the fiscal balance resulted in increased expenditures. In 2020, the primary deficit amounted to 6.5% of GDP, and was mainly financed by assistance from the BCRA.

If the fiscal deficit is not reduced and debt financing is insufficient, the Government may be forced to continue its reliance on BCRA financing.

Any such increase in Argentina’s deficit could have a negative effect on the Government’s ability to access to the long-term financial markets, and in turn, could limit the access to such markets for Argentine companies, such as Grupo Financiero Galicia and its subsidiaries. The same may have a material and adverse effect on Grupo Financiero Galicia’s financial condition and results of operations and the trading price for its ADSs.

Exposure to multiple provincial and municipal tax legislation and regulations could adversely affect Grupo Financiero Galicia’s business or results of operations.

Argentina has a federal system of government with 23 provinces and the Autonomous City of Buenos Aires. Each of these, under the Argentine national constitution, has full power to enact legislation concerning taxes. Likewise, within each province, municipal governments have broad powers to regulate said matters. Given that the bank branches of our subsidiary, Banco Galicia, are located in multiple provinces, we are subject to various provincial and municipal legislation and regulations that may vary from time to time. Future developments in provincial and municipal legislation concerning taxes, provincial regulations or other matters could have a material and adverse effect on Grupo Financiero Galicia’s expenses and business, results of operations and financial condition and, thus, on the trading prices for its ADSs.

The novel coronavirus has had and could continue to have an adverse effect on our business operations.

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. Several measures were undertaken by the Chinese government and other countries to control the coronavirus, including the use of quarantine, lockdown and severe restrictions on the movement of their respective populations by certain air carriers and foreign governments. Since such initial outbreak, COVID-19 has been declared a pandemic and the virus spread and continues to spread globally, as of the date of this annual report, affecting more than 148 countries and territories around the world, including Argentina. Also, new variants of COVID-19 were reported during 2020 and 2021. Particularly, variants from the United Kingdom, South Africa and Brazil appear to be spreading more quickly and easily, which has led to an increase in COVID-19 cases. In addition, as of the date of this report, some vaccines have been granted emergency use authorizations worldwide. In Argentina, up to the date of this report, 4 vaccines have been approved for distribution (Sputnik V, Russia; Covishield, India; Sinpharm, China; and AstraZeneca, UK) and 1.8% of the national population has been vaccinated with two doses, according to the Argentine Ministry of Health.

COVID-19 has caused and may continue to cause significant social and market disruption. The long-term effects to the global economy and to Grupo Financiero Galicia of epidemics, pandemics and other public health crises, such as COVID-19, are difficult to assess or predict, and may include risks to employee’s health and safety, and reduce our business operations. Any prolonged restrictive measures put in place to control an outbreak of a contagious disease or virus or other adverse public health development in any of our targeted markets may have a material and adverse effect on our business operations.

In addition to the foregoing, in 2020, the general macroeconomic conditions worsened as a result of the COVID-19 pandemic. According to INDEC, during the fourth quarter of 2020, GDP declined by 4.3% year over year. Further, during the fourth quarter of 2020, economic activity declined by 9.9% year over year. These conditions also led to an increase in poverty, which, according to INDEC, as of second half of 2020 had affected more than 42% of the population.

Additionally, we may also be affected by a decline in the demand of our services, or the need to implement policies limiting the efficiency and effectiveness of our operations, including the implementation of work from home policies. The impact epidemics, pandemics and other health crises, such as COVID-19 may have on the methods we use to sell and distribute our products and services, on our human capital resources productivity, and on the ability of our suppliers and consultants to provide goods and services and other resources in a timely manner to support our business, are also impossible to assess or predict at this moment.

According to a report published by PricewaterhouseCoopers1, in which the main Argentine financial institutions participated in order to measure the impact of COVID-19 on the industry during 2020, it is estimated that the economic/financial situation will worsen in the short term and could slightly improve on 2021. Likewise, according to Moody’s Argentina2 in its report issued on April, 2021 despite the stress scenario due to the pandemic, the Argentine financial system has shown a high resilience to the decrease in the level of activity, maintaining default ratios in line with what has been reported historically and high levels of capitalization and liquidity.

Furthermore, certain measures imposed by the Government, such as travel restrictions, border closures and lock-down measures which have forced us to set in place work from home arrangements for our employees, may also have a material impact on our ability to operate and achieve our business goals.

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

Finally, it is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Neither can we predict how the disease will evolve and spread in Argentina, nor forecast the impact of the new variants of the virus. We are not able to anticipate whether Argentina can successfully and widely distribute COVID-19 vaccines in 2021. Finally, the measures implemented by the Government since March 2020 to address the COVID-19 pandemic have resulted in a slowdown in economic activity that adversely affected economic growth in 2020 and will continue to do so in 2021, to a degree that we cannot quantify as of the date of this report. The prior and ongoing impact of COVID-19 could have a material and adverse effect on Grupo Financiero Galicia’s business, results of operations and financial condition and, thus, on the trading prices for its ADSs.

The Argentine economy could be negatively affected by external factors that have an impact in the entire world, such as COVID-19’s spread and the subsequent implementation of measures designed to deal with the mentioned pandemic, and its economic impact both on a local and an international level.

The Argentine economy is vulnerable to external factors. In this sense, most economies in the world (including Argentina and its main trade partners) are being affected by the spread of COVID-19. The virus’ progression, which has been declared a pandemic by the World Health Organization, has led to the application of measures throughout 2020 that have had a severe economic impact.

[1]	https://www.pwc.com.ar/es/servicios/consultoria/infografia-sondeo-covid-entidades-financieras.pdf
[2]	https://www.moodyslocal.com/c086ca95-c9ec-4147-9846-ba1027ac4f5c

In Argentina, these measures included the implementation of a generalized quarantine with the intention of hindering the virus’ spread and to avoid the collapse of the local health system. This entailed a halt in most economic activities (excluding essential ones, such as healthcare services, manufacturing of food products, medical equipment or pharmaceuticals, supermarkets and pharmacies, and the provision of security forces) and the suspension of road and air travel, among others.

These measures, and any others the Argentine government might implement in the future, have had a negative and direct impact on the country’s economy, by reducing both aggregate supply and demand.

Additionally, the progression of the virus and the resulting measures destined to fight the virus affected and could continue to affect economic growth in Argentina’s trade partners (such as Brazil, the European Union, China, and the United States). In 2020, the contraction of the economies of trade partners had a sizeable and adverse impact on Argentina’s trade balance and economy through a fall in the demand for Argentine exports of 15.7% as compared to the previous year.

On the other hand, higher uncertainty levels associated with the progress of a global pandemic could exacerbate financial conditions’ volatility, particularly in emerging markets, which could pose a threat to Argentina’s currency and financing availability.

Any of these potential risks to the Argentine economy could have a material and adverse effect on Grupo Financiero Galicia’s business, results of operations and financial condition and, thus, on the trading prices for its ADSs.

Failure to adequately address actual and perceived risks arising from institutional deterioration and corruption could adversely affect Argentina’s economy and financial position and the ability of Argentine companies to attract foreign investment.

The lack of a solid institutional framework and corruption have been identified as serious problems for Argentina and may continue to be. In Transparency International’s Corruption Perceptions Index 2020, which measures corruption in 180 countries, Argentina ranked No. 78. In the World Bank’s “Doing Business” report in 2020, which measures the regulations that enhance business activity and those that constrain it, Argentina Ranked No.126 out of 190 countries. The failure to address these issues could increase the risk of political instability, distort the decision-making process, adversely affect Argentina’s international reputation and its ability and the ability of its companies to attract foreign investment.

A deterioration in the Argentine reputation could have a material and adverse effect on Grupo Financiero Galicia’s financial condition and results of operations and, thus, on the trading price for the its ADSs.

Risk Factors Relating to the Argentine Financial System

The stability of the Argentine financial system is dependent upon the ability of financial institutions, including Banco Galicia, the main subsidiary of Grupo Financiero Galicia, to maintain and increase the confidence of depositors.

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

The occurrence of any of the above could have a material and adverse effect on Grupo Financiero Galicia’s expenses and business, results of operations and financial condition and, thus, on the trading prices for its ADSs.

If financial intermediation activity volumes relative to GDP are not restored to significant levels, the capacity of financial institutions, including Banco Galicia, the main subsidiary of Grupo Financiero Galicia, to generate profits may be negatively affected.

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

Furthermore, the ratio of the total financial system’s private-sector deposits and loans to GDP remains low when compared to international levels. Private-sector deposits and loans amounted to 19.1% and 10.3% of GDP, respectively, as of December 31, 2020.

There is no assurance that financial intermediation activities will continue in a manner sufficient to reach the necessary volumes to provide financial institutions, including Banco Galicia, with sufficient capacity to generate income, or that those actions will be sufficient to prevent Argentine financial institutions, such as Banco Galicia, from having to assume excessive risks in terms of maturity mismatches. Under these circumstances, for an undetermined period of time, the scale of operations of Argentine-based financial institutions, including Banco Galicia, their business volume, the size of their assets and liabilities or their income-generation capacity could be much lower than before the 1999-2002 crisis which may, in turn, impact the results of operations of Banco Galicia and, potentially, the trading price for Grupo Financiero Galicia’s ADSs.

The Argentine financial system’s growth and income, including that of Banco Galicia, the main subsidiary of Grupo Financiero Galicia, depend in part on the development of medium- and long-term funding sources.

In spite of the fact that the financial system’s and Banco Galicia’s deposits continue to grow, they are mostly demand or short-term time deposits and the sources of medium- and long-term funding for financial institutions are currently limited. If Argentine financial institutions, such as Banco Galicia, are unable to access adequate sources of medium and long-term funding or if they are required to pay high costs in order to obtain the same and/or if they cannot generate profits and/or maintain their current volume and/or scale of their business, this may adversely affect Grupo Financiero Galicia’s ability to honor its debts.

Argentine financial institutions (including Banco Galicia) continue to have exposure to public sector debt (including securities issued by the BCRA) and its repayment capacity, which in periods of economic recession, may negatively affect their results of operations.

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

Banco Galicia’s exposure to the public sector as of December 31, 2020 was Ps.238,654 million, representing approximately 25% of its total assets and 160% of its shareholders’ equity. Of this total, Ps.58,141 million were BCRA debt instruments, Ps.128,325 million corresponded to Argentine government securities, while the remaining Ps.60,996 million corresponded to other receivables resulting from financial brokerage. As a result, Grupo Financiero Galicia’s income-generating capacity may be materially impacted or may be particularly affected by the Argentine public sector’s repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above. Banco Galicia’s ability to honor its financial obligations may be adversely affected by the Argentine government’s repayment capacity or its failure to meet its obligations in respect of Argentine government obligations owed to Banco Galicia.

The Consumer Protection Law may limit some of the rights afforded to Grupo Financiero Galicia and its subsidiaries.

Argentine Law No.24,240 (as amended by Law No. 26,361, Law No. 27,250, Law No. 27,265 and Law No. 27,266, the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Galicia’s customers. Additionally, Law No.25,065 (as amended by Law No.26,010 and Law No.26,361, the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders. Additionally, the Civil and Commercial Code captured the principles of Consumer Protection Law and established their application to banking agreements.

On September 17, 2014, Law No.26,993 was enacted, which created a “System to Solve Disputes in Consumer Relationships”, introducing new administrative and legal procedures within the framework of the Consumer Protection Law; namely, an administrative and a judicial regime for such matters. Additionally, the BCRA issued Communication “A” 6072, as supplemented and amended, granting broad protection to financial services customers, limiting fees and charges that financial institutions may validly collect from their clients.

The application of both the Consumer Protection Law and the Credit Card Law by administrative authorities and courts at the federal, provincial and municipal levels has increased. This trend has led to an increase in general consumer protection levels. In the event that Grupo Financiero Galicia and its subsidiaries are found to be liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of Grupo Financiero Galicia and its subsidiaries’ rights, for example, with respect to their ability to collect payments due from services and financing provided by Grupo Financiero Galicia or its subsidiaries, and adversely affect their financial results of operations. There can be no assurance that court and administrative rulings based on the newly enacted regulation or measures adopted by the enforcement authorities will not increase the degree of protection given to its debtors and other customers in the future, or that they will not favor the claims brought by consumer groups or associations. Finally, in October 2020, a committee of the Argentine Senate started to debate a draft law intended to fully modify the Consumer Protection Law, the outcome of which is currently uncertain.

The above changes as well as potential future changes may prevent or hinder the collection of payments resulting from services rendered and financing granted by Grupo Financiero Galicia’s subsidiaries, which may have an adverse effect on their results and operations and, in turn, on the trading price for the ADSs.

The maintenance or implementation of measures regarding the charging of fees and regulated rates could materially and adversely affect Grupo Financiero Galicia’s consolidated financial condition and results of operations

The BCRA has various regulations regarding the fees and interest rates that entities can charge in the banking business. One of Grupo Financiero Galicia’s primary subsidiaries, Banco Galicia, is required to comply with the applicable regulations. Interest rates and regulated fees (e.g. setting caps on the rates and fees that an entity can charge its customers) could affect the interest rates and fees earned by Banco Galicia, which could result in a reduction in Grupo Financiero Galicia’s consolidated income or a decrease in customer demand for Banco Galicia’s loan or deposit products. In addition, if Banco Galicia were permitted to (and actually did) increase the interest rates and fees it charged (or if the same were otherwise raised by the BCRA or otherwise), such increases could result in higher debt service obligations for Banco Galicia’s customers; which could, in turn, result in higher levels of delinquent loans or discourage customers from borrowing. Interest rates and regulated fees are highly sensitive to many factors beyond Banco Galicia’s control, such as regulation of the financial sector in Argentina, domestic and international economic and political conditions, among other factors. Changes in the demand for our subsidiaries services and/or increases in the levels of delinquency of their customers could have a material and adverse effect on their businesses and, in turn, on Grupo Financiero Galicia’s business, results of operations and financial condition and on the trading price for it ADSs.

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

Final judgments entered against financial institutions under these class actions may affect the profitability of financial institutions in general and of Banco Galicia specifically in relation to class actions filed against Banco Galicia. For further information regarding class actions brought against Banco Galicia, please refer to the Item 8. “Financial Information”—A. “Consolidated Statements and Other Financial Information”—“Legal Proceedings”— “Banco Galicia”. To the extent that the profitability of Banco Galicia is impacted by the foregoing, the same could have a material and adverse effect on Grupo Financiero Galicia’s business, results of operations and financial condition and on the trading price for it ADSs.

Administrative procedures filed by the tax authorities of certain provinces against financial institutions, such as Banco Galicia (the primary subsidiary of Grupo Financiero Galicia) and amendments to tax laws applicable to Grupo Financiero Galicia could generate losses for Grupo Financiero Galicia.

In the last years, City of Buenos Aires tax authorities, as well as certain provincial tax authorities, have initiated administrative proceedings against financial institutions in order to collect higher gross income taxes from such financial institutions.

Although Banco Galicia believes it has met its tax obligations regarding current regulations and has properly recorded provisions for those risks based on the opinions and advice of its external legal advisors and pursuant to the applicable accounting standards, certain risks may render those provisions inadequate. Tax authorities may not agree with Grupo Financiero Galicia’s tax treatment, possibly leading to an increase in its tax liabilities.

Moreover, amendments to existing regulations may increase Grupo Financiero Galicia’s tax rate and a material increase in the tax burden could adversely affect its financial results, results of operations and the trading price for its ADSs.

Risk Factors Relating to Us

Grupo Financiero Galicia may be unable to repay its financial obligations or dividends due to a lack of liquidity it may suffer because of being a holding company.

Grupo Financiero Galicia, as a holding company, conducts its operations through its subsidiaries. Consequently, it does not operate or hold substantial assets, except for equity investments in its subsidiaries. Except for such assets, Grupo Financiero Galicia’s ability to invest in its business development and/or to repay obligations is subject to the funds generated by its subsidiaries and their ability to pay cash dividends. In the absence of such funds, Grupo Financiero Galicia may be forced to resort to financing options at unappealing prices, rates and conditions. Additionally, such financing could be unavailable when Grupo Financiero Galicia may need it.

Grupo Financiero Galicia’s subsidiaries are under no obligation to pay any amount to enable Grupo Financiero Galicia to carry out investment activities and/or to cancel its liabilities or to give Grupo Financiero Galicia funds for such purposes. Each of the subsidiaries is a legal entity separate from Grupo Financiero Galicia, and due to certain circumstances, legal or contractual restrictions, as well as to the subsidiaries’ financial condition and operating requirements, Grupo Financiero Galicia’s ability to receive dividends and its ability to develop its business and/or to comply with payment obligations could be limited. Under certain regulations, Banco Galicia has restrictions relating to dividend distributions. In addition, as of the date hereof, due to the regulations recently passed by the BCRA within the framework of the measures taken by the government to respond to the COVID-19, the capacity of the Argentine financial system to pay cash dividends has been suspended until June 30, 2021. As such, no dividends will be paid to Grupo Financiero Galicia prior to such date and such prohibition could be extended.

Investors should take notice of the above, prior to deciding on their investment in equity in Grupo Financiero Galicia as a failure to receive the noted dividends may materially and adversely impact the ability of Grupo Financiero Galicia to pay any amounts in respect of the ADSs. For further information on dividend distribution restrictions, see Item 5. “Operating and Financial Review and Prospects”—B. “Liquidity and Capital Resources”.

In the context of the COVID-19 outbreak, the BCRA restricted the ability of Argentine financial institutions to distribute dividends

In the context of the ongoing COVID-19 pandemic, the BCRA issued, on March 19, 2020, Communication “A” 6939, which suspended the ability of Argentine financial institutions to distribute dividends until June 30, 2020, in order to maintain the lending capacity of the financial institutions. This suspension was later extended by communication “A” 7035 until December 31, 2020, and then by communication “A” 7181 until June 30, 2021.

As the measures taken by the administration to control the fallout from COVID-19 are recent, uncertain, and changing rapidly, it is difficult to predict the full impact of full measures on Grupo Financiero Galicia and its subsidiaries, nor can we predict whether Grupo Financiero Galicia would be able to make contributions to its subsidiaries as a consequence of this measure. Investors should take notice of the above, prior to deciding on their investment in equity in Grupo Financiero Galicia as a failure to receive the noted dividends may materially and adversely impact the ability of Grupo Financiero Galicia to pay any amounts in respect of the ADSs. For further information on the effects of COVID-19, see Item 3. “Key Information” – D. “Risk Factors” - “The novel coronavirus could have an adverse effect on our business operations”. For further information on dividend distribution restrictions, see Item 5. “Operating and Financial Review and Prospects”—B. “Liquidity and Capital Resources”.

Corporate governance standards and disclosure policies that govern companies listing their shares pursuant to the public offering system in Argentina may differ from those regulating highly developed capital markets, such as the U.S. As a foreign private issuer, Grupo Financiero Galicia applies disclosure policies and requirements that differ from those governing U.S. domestic registrants.

Argentine disclosure requirements are more limited than those in the United States and differ in important respects. As a foreign private issuer, Grupo Financiero Galicia is subject to different disclosure policies and other requirements than a domestic U.S. registrant. For example, as a foreign private issuer in the U.S., Grupo Financiero Galicia is not subject to the same requirements and disclosure policies as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue financial statements, report on significant events and the standards applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants.

In addition, although Argentine laws provide for certain requirements that are similar to those prevailing in the U.S. in relation to publicly listed companies (including, for example, those related to price manipulation), in general, applicable Argentine laws are different to those in the U.S. and in certain aspects may provide different or fewer protections or remedies as compared to U.S. laws. Further, Grupo Financiero Galicia relies on exemptions from certain Nasdaq rules that are applicable to domestic companies.

Accordingly, the corporate information available about Grupo Financiero Galicia is not the same as, and may be more limited than, the information available to shareholders of a U.S. company.

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

The stock markets in general, and the shares of emerging market in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies involved. Grupo Financiero Galicia cannot assure that any trading price or valuation will be sustained. These factors may materially and adversely affect the market price of our ordinary shares, which may limit or prevent investors from readily selling Grupo Financiero Galicia’s ordinary shares and may otherwise affect liquidity, regardless of Grupo Financiero Galicia’s operating performance.

Market fluctuations, as well as general political and economic conditions in the markets in which we operate, such as recessions or currency exchange rate fluctuations, may also adversely affect the market price of Grupo Financiero Galicia’s ordinary shares and the ADSs.

Adverse conditions in the credit, capital and foreign exchange markets may have a material adverse effect on Grupo Financiero Galicia’s business, financial position and results of operations and adversely impact it by limiting its ability to access funding sources.

Grupo Financiero Galicia may sustain losses relating to its investments in fixed- or variable-income securities on the exchange market and its monetary position due to, among other reasons, changes in market prices, defaults and fluctuations in interest rates and in exchange rates. A deterioration in the capital markets may cause Grupo Financiero Galicia to record net losses due to a decrease in the value of its investment portfolios, in addition to losses caused by the volatility in financial market prices, even if the economy overall is not affected. Any of these losses could have an adverse effect on Grupo Financiero Galicia’s results of operations, business and financial condition and, in turn, on the trading price for the ADSs.

The occurrence of an operational risk impacting any of Grupo Financiero Galicia’s businesses, could disrupt its business functions and have a negative impact on its results of operations.

As with other financial institutions, operational risks could arise in any of Grupo Financiero Galicia’s businesses. These risks may include losses resulting from inadequate or failed internal and external processes, systems or human error, fraud, the effects of natural or man-made catastrophic events (such as natural disasters or pandemics) or from other external events. Exposure to such events could disrupt Grupo Financiero Galicia’s systems and operations significantly, which may result in financial losses and reputational damage.

Pandemics and other material public health problems could result in social, economic or labor instability in the world and domestically and disrupt the operations of our business. For example, the COVID-19 pandemic has resulted in travel restrictions and extended shutdowns of certain businesses in many regions.

The main risk factors identified in the last risk assessment undertaken by our Risk Management Division were system failures, adverse legal decisions and economic losses generated by fraud. Although we have implemented numerous controls to avoid the occurrence of inefficient or fraudulent operations, errors can occur and compound even before being detected and corrected. In addition, some of our transactions are not fully automatic, which may increase the risk of human error or manipulation, and it may be difficult to detect losses quickly. The occurrence of any one or more of the above events could have a material adverse impact on our business, financial condition, and results of operations and, in turn, on the trading price for the ADSs.

An increase in cybersecurity breaches or fraudulent and other illegal activity involving Grupo Financiero Galicia or its subsidiaries could lead to reputational damage to Grupo Financiero Galicia’s (or its subsidiaries’) brands and could reduce the use and acceptance of its and its subsidiaries’ products, therefore adversely affecting its business and results of operations.

The business of many of Grupo Financiero Galicia’s subsidiaries depends on the efficient and uninterrupted operation of its data processing systems, its platforms for the exchange of information and its digital networks.

Many of Grupo Financiero Galicia’s subsidiaries have access to a large amount of confidential information about their respective clients. Therefore, cybersecurity breaches represent a potential risk for Grupo Financiero Galicia.

Cybersecurity breaches can result in, for example, identity fraud, phishing, ransomware, information leaks, APT (Advanced Persistent Threat), DDoS Attacks (Distributed Denial of Service) or the theft of sensitive and confidential information, and may affect negatively the security of information that is stored and transmitted through the information systems and network infrastructure of Grupo Financiero Galicia and negatively affect the reputation of Grupo Financiero Galicia’s brands, thereby causing existing and potential clients to refrain from conducting business with Grupo Financiero Galicia’s subsidiaries.

In spite of all existing security measures, Grupo Financiero Galicia cannot provide any assurance that the systems are invulnerable to cybersecurity breaches or that the mentioned measures will be successful in protecting against any such breach. In addition, any of the aforementioned events could lead to an increase in compliance costs for Grupo Financiero Galicia’s subsidiaries. If any of the above described events were to occur, it could lead to monetary losses and reputational damage to Grupo Financiero Galicia’s brands, which could reduce the use and acceptance of its products, greater regulation, and increased compliance costs, therefore adversely affect its business and results of operation and the trading price for its ADSs.

Grupo Financiero Galicia’s subsidiaries estimate and establish reserves for potential credit risk or future credit losses, which may be inadequate or insufficient, and which may, in turn, materially and adversely affect its financial position and results of operations.

Pursuant to the implementation of IFRS 9, Grupo Financiero Galicia’s subsidiaries establish reserves for potential credit risk and losses related to changes in the levels of income of debtors/borrowers, increased rates of inflation, increased levels of non-performing loans or an increase in interest rates. This process requires a complex methodology mixing probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”), including economic projections and assumptions regarding the ability of debtors to repay their loans.

Therefore, if in the future Grupo Financiero Galicia’s subsidiaries are unable to effectively control the level of quality of their loan portfolio, if loan loss reserves are inadequate to cover future losses, or if they are required to increase their loan loss reserves due to an increase in the amount of their non-performing loans, the financial position and the results of operations of Grupo Financiero Galicia’s subsidiaries may be materially and adversely affected and, in turn, the trading prices for the ADSs.

If Grupo Financiero Galicia’s subsidiaries should fail to meet regulatory standards or expectations or detect money laundering and other illegal or inappropriate activities in a comprehensive or timely manner. Grupo Financiero Galicia´s subsidiaries may incur fines, penalties, reputational harm and other negative consequences.

Grupo Financiero Galicia’s subsidiaries must be in compliance with all applicable laws against money laundering, funding of terrorist activities and other regulations. These laws and regulations require, among other things, that Grupo Financiero Galicia’s subsidiaries adopt and implement control policies and procedures which involve “know your customer” principles that comply with the applicable regulations and reporting suspicious or unusual transactions to the applicable regulatory authorities. As such, Grupo Financiero Galicia’s subsidiaries maintain systems and procedures designed to ensure that they comply with applicable laws and regulations. However, Grupo Financiero Galicia’s subsidiaries are subject to heightened compliance and regulatory oversight and expectations, particularly due to the evolving and increasing regulatory landscape that they operate in. Further, Grupo Financiero Galicia’s subsidiaries could become subject to future regulatory requirements beyond those currently proposed, adopted or contemplated. The cumulative effect of all of the legislation and regulations on their business, operations and profitability remains uncertain. This uncertainty necessitates that Grupo Financiero Galicia’s subsidiaries make certain assumptions with respect to the scope and requirements of the proposed rules in their business planning. If these assumptions prove incorrect, Grupo Financiero Galicia’s subsidiaries could be subject to increased regulatory and compliance risks and costs as well as potential reputational harm.

In addition, a single event or issue may give rise to numerous and overlapping investigations and proceedings in different jurisdictions. Also, the laws and regulations in jurisdictions in which Grupo Financiero Galicia’s subsidiaries operate may be different or even conflict with each other as to the products and services offered by Grupo Financiero Galicia’s subsidiaries or other business activities Grupo Financiero Galicia’s subsidiaries may engage in, which can lead to compliance difficulties or issues. Furthermore, many legal and regulatory regimes require Grupo Financiero Galicia’s subsidiaries to report transactions and other information to regulators and other governmental authorities’ self-regulatory organizations, exchanges, clearing houses and customers. Grupo Financiero Galicia´s subsidiaries may be subject to fines, penalties, restrictions on our business, or other negative consequences if they do not timely, completely, or accurately provide regulatory reports, customer notices or disclosures, or make tax-related withholdings or payments, on behalf of themselves or their customers.

While Grupo Financiero Galicia’s subsidiaries have adopted policies and procedures intended to detect and prevent the use of their networks for money laundering activities and by terrorists, terrorist organizations and other types of organizations, those policies and procedures may fail to fully eliminate the risk that Grupo Financiero Galicia’s subsidiaries have been or are currently being used by other parties, without their knowledge, to engage in activities related to money laundering or other illegal activities. Moreover, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there was in place at the time, systems and procedures designed to ensure compliance. For example, Grupo Financiero Galicia’s subsidiaries are subject to regulations issued by the Office of Foreign Assets Control (“OFAC”) that prohibit financial institutions from participating in the transfer of property belonging to the governments of certain foreign countries and designated nationals of those countries. OFAC may impose penalties or restrictions on certain activities for inadvertent or unintentional violations even if reasonable processes are in place to prevent the violations. Any violation of the applicable laws or regulatory requirements, even if inadvertent or unintentional, or any failure to meet regulatory standards or expectations, including any failure to satisfy the conditions of any consent orders, could result in fees, penalties, restrictions on Grupo Financiero Galicia’s subsidiaries ability to engage in certain business activities, reputational harm, loss of customers or other negative consequences all of which could have a material and adverse effect on Grupo Financiero Galicia’s business, financial condition and operations and, in turn, on the trading price for the ADSs.

A disruption or failure in Grupo Financiero Galicia’s information technology system could adversely affect its operations and financial position.

The success of Grupo Financiero Galicia’s subsidiaries is dependent upon the efficient and uninterrupted operation of their communications and computer hardware systems, including those systems related to the operation of their ATM networks and digital channels. Grupo Financiero Galicia’s communications, systems or transactions could be harmed or disrupted by power failures, data breaches, cyber-attacks, acts of terrorism, physical theft, reputational damage and similar events or disruptions. Any of the foregoing events may cause disruptions in Grupo Financiero Galicia’s systems, delays in the provision of and/or the loss of critical data and could prevent it from operating at optimal levels. In addition, the contingency plans in place may not be sufficient to cover all those events and, therefore, this may mean that the applicable insurance coverage is limited or inadequate, preventing Grupo Financiero Galicia (or its subsidiaries) from receiving full compensation for the losses sustained as a result of such a global disruption. If any of these events occur, it could damage the reputation, entail serious costs and affect Grupo Financiero Galicia’s transactions, as well as its results of operations, business and financial position and, in turn, the trading price for the ADSs.

The Argentine Peso qualifies as a currency of a hyperinflationary economy, and Grupo Financiero Galicia is required to apply inflationary adjustments to its financial statements, which adjustments could adversely affect its financial statements, results of operations and financial condition.

Pursuant to IAS 29 (Financial Reporting in Hyperinflationary Economies), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated using a suitable general price index to control for the effects of changes. Further, such regulation requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the reporting period. In June 2018, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries”, categorized Argentina as a country with a projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present. Argentine companies applying IFRS are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018. In addition, the Argentine Securities Commission (Comisión Nacional de Valores) (“CNV”), through Resolution No. 777/18 established the method to restate financial statements in constant currency to be applied by issuers subject to oversight of the CNV, in accordance with IAS 29.

Law No. 27,468 delegated to the BCRA, in the case of financial entities, the entry into force of new regulations. Likewise, for purposes of the determination of the indexation for tax purposes, Law No.27,468, enacted on December 4, 2018, substituted the Wholesale Price Index for CPI and modified the standards triggering tax indexation procedures. During the first three fiscal years after January 1, 2018, the tax indexation will be applicable if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020. The tax indexation determined during any such year will be allocated as follows: 1/6 in that same year, and the remaining 5/6 in equal parts in the following five years. From January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29.

Grupo Financiero Galicia cannot predict the full impact of the application of such tax indexation procedures and the related adjustments on its financial statements or the effects of such tax indexation procedures on its business, results of operations and financial condition (or on the trading price for its ADSs).

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

In addition to this, the increasing competition we face from digital banks has forced us to offer lower interest rates than we otherwise would in order to remain competitive in the market. If we are not able to maintain profitable spreads between interest that we earn on the loans that we and our subsidiaries grant and the interest that we pay on the deposits that we and our subsidiaries hold, our results of operations and financial condition may be materially adversely impacted and, in turn, the trading price for our ADSs.

Problems in operations due to failures in services contracted from external suppliers.

Due to the nature of the business and the size of our business, many of our computer systems and operations depend on services contracted from external suppliers. This prevents us from controlling, in depth, the operation and provision of such services. Performance or operational failures of outsourced services may result in operational losses or system failures, with subsequent negative impacts on our reputation, financial condition and results of operations and, in turn, on the trading price for our ADSs.

Payments on class B shares or ADSs may be subject to FATCA withholding.

Pursuant to certain provisions of the U.S. Internal Revenue Code of 1986, as amended, commonly known as FATCA, a “foreign financial institution” may be required to withhold on certain payments it makes (“foreign pass thru payments”) to persons that fail to meet certain certification, reporting, or related requirements. We are a foreign financial institution for these purposes. A number of jurisdictions have entered into, or have agreed in substance to, intergovernmental agreements with the United States to implement FATCA (“IGAs”), which modify the way in which FATCA applies in their jurisdictions. Certain aspects of the application of the FATCA provisions to instruments such as the class B shares and the ADSs, including whether withholding would ever be required pursuant to FATCA with respect to payments on instruments such as the class B shares or the ADSs, are uncertain and may be subject to change.

Even if withholding would be required pursuant to FATCA with respect to payments on instruments such as the class B shares and the ADSs, proposed regulations have been issued that provide that such withholding would not apply prior to the date that is two years after the date on which final regulations defining “foreign passthru payments” are published in the U.S. Federal Register. In the preamble to the proposed regulations, the U.S. Treasury Department indicated that taxpayers may rely on these proposed regulations until the issuance of final regulations. Holders should consult their own tax advisors regarding how these rules may apply to their investment in the class B shares and the ADSs.

Item 4.	Information on the Company

A. History and Development of the Company

Our legal name is Grupo Financiero Galicia S.A. Our commercial name is Grupo Financiero Galicia or Grupo Galicia. We are a financial services holding company that was incorporated on September 14, 1999, as a sociedad anónima (which is a stock corporation) under the laws of Argentina. As a holding company we do not have operations of our own and conduct our business through our subsidiaries. Banco Galicia is our main subsidiary and one of Argentina’s largest full-service banks.

Ecosistema NaranjaX is a commercial umbrella that is comprised of the operating subsidiaries of Tarjetas Regionales. Through it we provide proprietary brand credit cards, consumer finance and digital banking services to the underbanked population of Argentina. For further information, see Item 4. Information on the Company – B. History – iii) Ecosistema NaranajaX below.

Through Sudamericana Holdings and its subsidiaries, we provide insurance products in Argentina.

Through Galicia Securities and Inviu we provide financial and brokerage related products as explained herein.

We are one of Argentina’s largest financial services groups with consolidated assets of Ps.1,055,279 million as of December 31, 2020.

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

A.1 History

i) Grupo Financiero Galicia

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

On May 16, 2000, our shareholders held an extraordinary shareholders’ meeting during which they unanimously approved a capital increase of up to Ps.628,704,540 and the public offering and listings of our class B shares. All the new common shares issued as a result of such capital increase were designated as class B shares, with a par value of Ps.1. During this extraordinary shareholders’ meeting, all of our existing shareholders waived their preemptive rights. In addition, the shareholders determined that the exchange ratio for the exchange offer would be one class B share of Banco Galicia for 2.5 of our class B shares and one ADS of Banco Galicia for one of our ADSs. The exchange offer was completed in July 2000 and the resulting capital increase was of Ps.549,407,017. Upon the completion of the exchange offer, our only significant asset was our 93.23% interest in Banco Galicia.

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

On January 12, 2017, Grupo Financiero Galicia together with its main subsidiary, Banco Galicia, decided to accept an offer made by Mr. Julio A. Fraomeni and Galeno Capital S.A.U. to purchase 100% of Banco Galicia’s subsidiary, Compañía Financiera Argentina S.A. On December 4, 2017, through Resolution No. 414, the BCRA authorized the sale of Compañía Financiera Argentina S.A. During the first quarter of fiscal year 2018, payments were completed, so Grupo Financiero Galicia received a total amount of Ps.30,771,146 (which, as adjusted for inflation, is equal to Ps.89,623,576 as of December 31, 2020) for its 3% of participation in Compañia Financiera Argentina S.A.

On May 16, 2017, the Board of Directors of Grupo Financiero Galicia accepted an offer to acquire 10,000 book-entry shares with a nominal value of Ps.1 per share, representing 1% of the share capital of Inviu owned by Compañía Financiera Argentina S.A. for Ps.906,524.15 (which, as adjusted for inflation, is equal to Ps.3,164,856 as of December 31, 2020).

During August 2017, Grupo Financiero Galicia accepted a series of irrevocable sales offers for the acquisition of a 6% of the issued and outstanding share capital of the subsidiary Tarjetas Regionales. On January 5, 2018, a total price of US$49,000,000 was paid and the transaction was completed on January 8, 2018, with the transfer of 22,633,260 Class A common shares, book-entry, with a par value of Ps.1 per share and 5 votes per share, and 42,033,196 Class B common shares, book-entry, with a par value of Ps.1 per share and 1 vote per share.

On October 12, 2017, the Board of Directors of the Company approved the corporate reorganization of Grupo Financiero Galicia and Banco Galicia. Such reorganization consisted of the divestiture of Banco Galicia’s shares in Tarjetas Regionales (77% of its share capital), and the incorporation of such shares into the assets of Grupo Financiero Galicia effective January 1, 2018. On January 19, 2018, the BCRA, through Note No. 312/04/2018, confirmed that it did not object to such corporate reorganization. Following such reorganization, Grupo Financiero Galicia held an 83% ownership interest in Tarjetas Regionales.

On August 15, 2017, the shareholders of Grupo Financiero Galicia approved an increase of its share capital by issuing up to a maximum of 150,000,000 of new Class B shares, book-entry, with a right to one vote and a face value of Ps.1 per share.

On September 26, 2017, the global primary follow-on offering period for Grupo Financiero Galicia’s new Class B shares ended and 109,999,996 class B shares were subscribed for a price of US$5 per share. Such shares were issued on September 29, 2017. The Company granted the underwriters the option to purchase additional class B ordinary shares at the offering price, and on October 2, 2017, the underwriters exercised such option and 16,500,004 additional class B shares at US$5 per share were issued on October 4, 2017.

As a result of the foregoing offering, a total of 126,500,000 ordinary class B shares, book-entry, with a right to one vote and a face value of Ps.1 per share were issued. The new issued and outstanding capital of Grupo Financiero Galicia was therefore Ps.1,426,764,597, represented by 281,221,650 ordinary class A shares, book-entry, entitled to five votes per share and a face value of Ps.1 per share and 1,145,542,947 ordinary class B shares, book-entry, entitled to one vote and a face value of Ps.1 per share.

On December 27, 2017, Grupo Financiero Galicia made a capital contribution to Banco Galicia of Ps.10,000,000,000, (which, as adjusted for inflation, is equal to Ps.30,921,170,298 as of December 31, 2020).

On May 28, 2019, the Board of Directors of Grupo Financiero Galicia approved a capital contribution to Tarjetas Regionales for Ps.500,000,000 (which, as adjusted for inflation, is equal to Ps.878,727,016 as of December 31, 2020) to fund the creation of a new digital financial company, called “Naranja Digital Compañía Financiera S.A.U.” designed to reach and offer digital banking services to the underbanked population of Argentina. Said capital contribution was effective in two payments of Ps.250,000,000 each, the first one made in June 2019 and the second one made in December 2019. The formation of said company was approved on September 16, 2019, by Resolution 205 of the BCRA.

On July 2, 2019, the Board of Directors of Grupo Financiero Galicia accepted an offer made by Inviu, to acquire 5% of the stock of Galicia Administradora de Fondos for US$920,000. Such acquisition made Grupo Financiero Galicia the sole shareholder of Galicia Administradora de Fondos. Likewise, on the same date, the Board of Directors of Grupo Financiero Galicia approved the creation of a new company denominated IGAM LLC, to be registered in the state of Delaware, United States of America, to provide brokerage, investing and other financial services in Argentina and in other countries. The registration of IGAM LLC took place on July 3, 2019.

On August 15, 2019, the Board of Directors of Grupo Financiero Galicia accepted a purchase offer made by Banco Galicia to sell 10,000 shares, representing 1% of the capital stock of Inviu , for Ps.695,308.54 (which, as adjusted for inflation, is equal to Ps.1,119,778 as of December 31, 2020). With this share purchase, Inviu is 100% owned by our subsidiary Banco Galicia.

On September 20, 2019, the Board of Directors of Grupo Financiero Galicia approved a capital contribution to IGAM LLC for Ps.71,000,000, (which, as adjusted for inflation, is equal to Ps.107,988,030 as of December 31, 2020), to be applied to the purchase of the total stake in Inviu owned by Banco Galicia. Said operation was closed at a total price of Ps.69,530,854 (which, as adjusted for inflation, is equal to Ps.105,753,520 as of December 31, 2020).

On May 5, 2020, the Board of Directors of Grupo Financiero Galicia, with the goal of strengthening its brokerage service offerings approved a sale offer to purchase the entire capital stock of a brokerage company (an ALYC company -Agente de Liquidación y Compensación- meaning those Argentine entities with a broker-dealer license given by the Argentine Market Regulator) called 34 Grados Sur Securities S.A. Said operation was closed for a total price of US$441,230 and the company was re named Galicia Securities S.A.

On May 28, 2020, the Board of Directors of Grupo Financiero Galicia S.A. agreed with the minority shareholders of Tarjetas Regionales to proceed with a corporate reorganization process. Through this corporate reorganization, the minority shareholders of Tarjetas Regionales, Fedler S.A. and Dusner S.A., holders of 17% of Tarjetas Regionales’s shares spun- off its shares in Tarjetas Regionales and they were absorbed, through a merger by Grupo Financiero Galicia. On September 14, 2020, Grupo Financiero Galicia and the companies Dusner S.A. and Fedler S.A. signed the Preliminary Spin off - Merger Agreement and on December 15, 2020 the definitive Spin off - Merger Agreement was executed. As a result of said corporate reorganization, the shareholders of Fedler S.A. and Dusner S.A received GFG’s 47,927,494 Class B common shares, book-entry, with a par value of Ps.1 per share and 1 vote per share, representing their equity interest in Tarjetas Regionales and Grupo Financiero Galicia acquired the control of the 100% equity of Tarjetas Regionales.

ii) Banco Galicia

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

As part of its growth strategy, Banco Galicia began expanding into rural areas in the Interior, where there was believed to be a high potential for growth. Historically, the Interior was underserved relative to Buenos Aires and its surroundings with respect to access to financial services, and its population tends to use fewer banking services. Between 1995 and 1999, Banco Galicia acquired equity interests in entities and formed several non-banking companies providing financial services to individuals in the Interior through the issuance of proprietary brand credit cards. See “—Ecosistema NaranjaX” below.

On January 12, 2017, Grupo Financiero Galicia and Banco Galicia accepted an offer made by Mr. Julio A. Fraomeni and Galeno Capital S.A.U. to purchase 100% of CFA, a subsidiary of Banco Galicia. On December 4, 2017, pursuant to Resolution No.414, the BCRA authorized such transaction, which was completed on February 2, 2018.

On March 31, 2017, Banco Galicia’s Board of Directors approved the sale of its stake (58.8% of the issued and outstanding shares) in its subsidiary Tarjetas del Mar S.A. (“Tarjetas del Mar”) to Sociedad Anónima Importadora y Exportadora de la Patagonia (which already owned 40% of the total shares of Tarjetas del Mar). CFA also sold its stake (1.2% of the issued and outstanding shares) in Tarjetas del Mar to Federico Braun. Banco Galicia received approximately US$5,000,000 in respect of such sale.

On December 27, 2017, Grupo Financiero Galicia, in its capacity as sole shareholder and holder of 100% of the capital of Banco Galicia, integrated a capital contribution of Ps.10,000,000,000 (which, as adjusted for inflation, is equal to Ps.30,921,170,298 as of December 31, 2020). The BCRA, through its Resolution No.35 dated January 11, 2018, approved the capital contribution and its consideration as computable capital.

On January 21, 2019 Banco Galicia, sold to AI Zenith (Netherlands) B.V. 3,182,444 book-entry common shares, with face value of Ps.1 each and one vote per share, representing 7.7007% of Prisma Medios de Pago S.A. (“Prisma”) capital stock. Banco Galicia continues to hold 3,057,642 shares in Prisma, which represents 7.3988% of its capital stock.

In September 2019, Banco Galicia accepted an offer to acquire 100% of the shareholding in Inviu made by IGAM. The price of the operation amounted to Ps.69,530,854 (which as adjusted for inflation, is equal to Ps.105,753,520 as of December 31,2020). See “—Grupo Financiero Galicia”.

During the fiscal year 2020, Banco Galicia, together with other financial institutions, formed a company named Play Digital S.A. (“Play Digital”) with the corporate purpose of developing and marketing a payment solution linked to the bank accounts of the financial system users, which will significantly enhance their payment experience. As of the date hereof, Banco Galicia held 12.976% of Play Digital.

iii) Ecosistema NaranjaX

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

In 1995, Banco Galicia made the first investment in this business by acquiring a minority stake in Tarjeta Naranja S.A. (“Naranja”) and in 1997 increased its ownership to 80%. This company had begun operations in 1985 in the city of Córdoba, where it marketed “Naranja”, its proprietary brand credit card, and had enjoyed local growth.

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

In early 1997, Banco Galicia purchased an interest in Comfiar S.A., a consumer finance company operating in the provinces of Santa Fe and Entre Ríos, which was merged into Naranja in January 2004.

In 1999, Banco Galicia reorganized its participation in this business by forming Tarjetas Regionales S.A (“Tarjetas Regionales”). Tarjetas Regionales became the holding company, of Naranja, Comfiar S.A., Tarjetas Cuyanas, and Tarjetas del Mar. In addition, between 1999 and 2000, Tarjetas Regionales acquired Tarjetas del Sur S.A. , a credit card company operating in southern Argentina. In March 2001, Tarjetas del Sur S.A. merged into Naranja.

During 2012, the ownership interests in Tarjetas Regionales and its operating subsidiaries were modified due to the following events:

•	Naranja’s board of directors approved the merger of Tarjeta Mira S.A. (merged company) into Naranja (merging company).

•

Tarjetas Regionales carried out a capital increase that was mainly paid by the contribution of the minority shareholders’ holdings in its subsidiaries Naranja and Tarjetas Cuyanas. Therefore, Banco Galicia’s direct and indirect interest decreased to 77% of the capital stock and the remaining 23% is held by the shareholders who, by means of the above-mentioned contribution, became Tarjetas Regionales’ minority shareholders.

As of December 31, 2016, Banco Galicia held a 77% ownership interest in Tarjetas Regionales. Tarjetas Regionales directly and indirectly held 100% of Naranja and 100% of Tarjetas Cuyanas.

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

On August 10, 2017, the Board of Directors of each of Naranja and Tarjetas Cuyanas approved the merger of such subsidiaries, by which Tarjetas Cuyanas would merge into Naranja. On September 5, 2017, Naranja and Tarjetas Cuyanas executed a supplemental merger agreement pursuant to which Naranja acquired the assets and liabilities of Tarjetas Cuyanas effective as of October 1, 2017. Such merger was approved by the shareholders of each subsidiary at Extraordinary General Shareholders’ Meetings in October 2017.

Additionally, in October 2017, Grupo Financiero Galicia publicly announced its plan to undertake a corporate reorganization between Grupo Financiero Galicia and Banco Galicia as discussed above in “History and Development of the Company”.

Finally, in February 2019 and December 2019, Cobranzas Regionales S.A. received capital contributions from its shareholders, Naranja and Tarjetas Regionales, with the main purpose of maximize the growth of the “NPOS”(a new service of Naranja mainly used by merchants to accept payments made from clients with any debit or credit card through a wireless device) business and the subsequent launch of the virtual wallet “NaranjaX”. As a result of such capital contributions, Cobranzas Regionales S.A. capital stock increased from Ps.1 million to Ps.391 million, represented by 391,000,000 shares of face value of Ps.1 each.

In 2019, Tarjetas Regionales, created a new digital financial company, called “Naranja Digital Compañía Financiera S.A.U.” designed to reach and offer digital banking services to the underbanked population of Argentina. The formation of said company was approved by the BCRA on September 16, 2019, by Resolution 205 of the BCRA. Naranja Digital Compañía Financiera obtain the license to commenced operations from BCRA. For further information see “Item 4. “Information on the Company” – A. “History and Development of the Company” – A.1 “History” -Grupo Financiero Galicia”.

On May 28, 2020, the Board of Directors of Grupo Financiero Galicia S.A. agreed with the minority shareholders of Tarjetas Regionales to proceed with a corporate reorganization process. Through this corporate reorganization, the minority shareholders of Tarjetas Regionales, Fedler S.A. and Dusner S.A., holders of 17% of Tarjetas Regionales’s shares, spun-off their shares and were absorbed, through a merger by Grupo Financiero Galicia. On September 14, 2020, Grupo Financiero Galicia and the companies Dusner S.A. and Fedler S.A. executed the Preliminary Spin off - Merger Agreement and on December 15, 2020 took place the definitive spin off - Merger Agreement. For further information see “Item 4. “Information on the Company” – A. “History and Development of the Company” – A.1 “History” - “—Grupo Financiero Galicia”.

In September 2020 and October 2020, Cobranzas Regionales S.A. received from its shareholders, Naranja and Tarjetas Regionales, irrevocable equity contributions that were designed to absorb losses in a total amount of Ps.368,421,052.64 (which, as adjusted for inflation, is equal to Ps.402,719,002 as of December 31, 2020). At the same time Cobranzas Regionales launched “toque” a new service of Naranja mainly used by merchants to accept payments made from clients with any debit or credit card through a wireless device and totally integrated with the electronic wallet, Naranja X.

On September 15, 2020, Tarjetas Regionales signed an irrevocable equity contribution agreement with Grupo Financiero Galicia for a total amount of Ps.1,000,000,000 (which as adjusted for inflation is equal to Ps.1,113,270,500 as of December 31, 2020) to be paid in two tranches. On the aforementioned date, Tarjetas Regionales received the first tranche of the irrevocable contribution in a total amount of Ps.175,000,000 (which as adjusted for inflation is equal to Ps.194,822,338 as of December 31, 2020). Tarjetas Regionales received the second tranche on October 30, 2020, in a total amount of Ps.825,000,000 (which as adjusted for inflation is equal to Ps.885,157,650 as of December 31, 2020).

In terms of funding, Naranja, has historically used one or more of the following third-party sources of financing: merchants, bond issuances, bank loans and other credit lines, financial leases and securitizations using financial trust vehicles. This diversification has allowed Naranja to maintain and expand their business without depending excessively on one single source or provider.

The business operation of Naranja is exposed to foreign exchange rate fluctuations and interest rate fluctuations; however, Naranja mitigates the foreign exchange rate risk in respect of its business and operations through hedging transactions and tries to offset its interest rate exposure with assets that bear interest at similar floating rates. In addition, Naranja has an overall liquidity policy requiring it to maintain sufficient liquidity to cover at least three months of future operations and to formulate a cash flow projection for each upcoming year. These internal policies and practices ensure adequate working capital through which Naranja protects its operations against short-term cash shortages, allowing Naranja to focus on expanding its business and continuously better serving their clients. During 2020, Naranja continued to experience a significant expansion of its customer base, in absolute terms and with respect to the range of customers served, number of cards issued, distribution networks and size of operations, as well as a technological upgrade and general modernization. As of December 31, 2020, Naranja, had approximately 8.6 million issued cards and was the largest proprietary brand credit card operation in Argentina.

Finally, with all the businesses that Tarjetas Regionales oversees, during 2020 and going forward, the goal is to become the preferred technological and financial platform by Argentines. In order to work towards this goal, during 2020 Tarjetas Regionales redefined its purpose. It is now focused on meeting the noted goal, which it believes will allow it to offer new products and services in a streamlined and straightforward manner that will result in mass appeal and facilities an efficient customer and best-in-class customer experience. Related to this new approach, during 2020 Tarjetas Regionales launched a new umbrella brand for the entire business called Ecosistema NaranjaX, which includes all the businesses such as credit card, merchants and financial services.

iv) Sudamericana Holding

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

v) Galicia Administradora de Fondos

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

vi) Galicia Warrants

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

vii) IGAM / Inviu

Incorporated in 2019, IGAM is the holding company of Inviu and IGAM Uruguay Agente de Valores S.A. (formerly known as Nargelon S.A.). IGAM is registered in Delaware, USA.

Inviu operates in the investment management industry. Its purpose is to provide broker and financial advisory services while working to build trustworthy and long-term relationships with its clients and prospects. Inviu scope of business is mostly local.

As of 2019, Inviu became a Mercado Abierto Electrónico (MAE) Agent. MAE is one of Argentina’s electronic markets and its main trading parties are institutional investors such as banks, insurance companies, investment brokers and mutual funds. As a MAE Agent, Inviu can trade bonds, currency, futures and other derivatives within MAE.

viii) Galicia Securities

Galicia Securities was incorporated on December 23, 2015, under the name of 34 Grados Sur Securities S.A. and was acquired by Grupo Financiero on May 5, 2020.

On May 6, 2020, during an Extraordinary Shareholders’ Meeting of Galicia Securities, the shareholders of Galicia Securities approved a name change to Galicia Securities S.A.

Galicia Securities is authorized to act as a settlement and compensation agent and placement and distribution agent of mutual funds in Argentine. The stated purpose of Galicia Securities is to conduct on its own behalf, on behalf of third parties, or through agents, agencies or branches, the operations which are typically performed by settlement and compensation agents and distribution agents and those authorized by current Argentine laws.

Galicia Securities is a member of the Argentine Stock Exchange Market (“BYMA”) and the Argentine Electronic Open Market.

A.2 Capital Investments and Divestitures

During 2020, our capital expenditures amounted to Ps.7,124 million, allocated as follows:

•	Ps.3,716 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.3,408 million in licenses and other intangible assets.

During 2019, our capital expenditures amounted to Ps.10,752 million, allocated as follows:

•	Ps.4.828 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.5,924 million in licenses and other intangible assets.

During 2018, our capital expenditures amounted to Ps.8,581 million, allocated as follows:

•	Ps.4,894 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.3,687 million in licenses and other intangible assets.

These capital expenditures were primarily made in Argentina.

For a description of our divestitures in 2020, 2019 and 2018, please see “—History” — “Grupo Financiero Galicia”, “Banco Galicia” and “Tarjetas Regionales”.

A.3 Investment Planning

We have budgeted capital expenditures for the fiscal year ending December 31, 2021, for the following purposes and amounts:

December 31, 2021
(in millions of Pesos)
Infrastructure of Corporate Buildings, Tower and Branches (construction, furniture, equipment, phones and other fixed assets)	1,832
Organizational and IT System Development	8,315

Total Investment Planning	10,147

These capital expenditures will primarily be made in Argentina. Management believes that internal funds will be sufficient to finance capital expenditures for the year ending December 31, 2021.

B. Business Overview

B.1 Business

i) Banking

Banco Galicia is one of Argentina’s largest full-service banks and is a leading provider of financial services in Argentina. It is also our largest subsidiary. According to information provided by the BCRA, as of November 30, 2020, Banco Galicia ranked first in terms of loan portfolio and second in terms of assets and deposits within private-sector banks in Argentina. As of the same date, Banco Galicia also ranked first among private-sector domestic banks in terms of assets, loans and deposits. Its market share of private sector deposits and of loans to the private sector was 10.07% and 13.03%, respectively, as of December 31, 2020. As of December 31, 2020, Banco Galicia had total assets of Ps.946,019 million, total loans and other financing of Ps.439,306 million, total deposits of Ps.678,103 million, and its shareholders’ equity amounted to Ps.151,821 million.

Banco Galicia provides a full range of financial services through one of the most extensive and diversified distribution platforms amongst private-sector financial institutions in Argentina. This distribution platform, as of December 31, 2020, was comprised of 326 full service banking branches, located throughout the country, 2,054 ATMs and self-service terminals owned by Banco Galicia, phone banking and e-banking facilities. Banco Galicia’s customer base was comprised of approximately 3 million customers, who were comprised of mostly individuals but who also included 25,092 companies. Banco Galicia has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, based on internal studies undertaken by Banco Galicia, it is estimated that Banco Galicia is one of the primary providers of financial services to individuals, one of the largest providers of credit cards, one of the primary private-sector institutions serving SMEs, and has traditionally maintained a leading position in the agriculture and livestock sectors. Banco Galicia’s primary clients are classified into two categories or segments, Empresas (Companies) and Retail, as explained further below in the Segment Tribes subsection.

In 2018, and as a result of its strategy focused on growth, customer experience and efficiency, Banco Galicia began to transform its operating model with the aim of enhancing its operational flexibility and ability to adapt to changes. In 2020, Banco Galicia believes that it achieved this transformation, ending with an agile organization that is both able to adapt to changes on a dynamic basis while maintaining its organizational stability. The traditional bank departments were replaced by new organizational departments and Banco Galicia’s organizational structure now includes various multidisciplinary teams that seek to constantly adapt and evolve to better meet their customer’s needs, adjust to market demands and allocate and reallocate resources in order to provide comprehensive customer solutions while also focusing on business continuity. These teams are organized in so-called “tribes”, expertise centers, back-end services and support areas, according to the type of value that each team adds to Banco Galicia and to the organizational services and tasks that they provide, all of which seeks to enhance the financial results of Banco Galicia. “Segment Tribes”

a) Segment Tribes

Segment tribes are multidisciplinary teams that are organized around one single objective: to offer clients a value proposition that meets their needs and behavior. Segment tribes are focused on Banco Galicia’s clients everyday operations and focus on, ensuring an agile and simple relationship between Banco Galicia and its clients that is designed to result in sustained customer growth. In order to best tailor its everyday client support and offerings, Banco Galicia has divided its clients in two “tribes” as described below.

a.i) Retail tribe

As of December 31,2020, the “retail tribe” was comprised of 3,037,104 clients. Clients forming part of this tribe can be either individuals or corporate entities, both, with annual sales of up to Ps.600 million.

The retail tribe works to achieve the following matters:

•	The acquisition and retention of new clients, pursuing the achievement of the highest recognition as a financial platform.

•	Offering end-to-end business solutions in order to provide the best market experience for each one of the cluster indicated below and through differentiated value propositions.

•	Understanding Banco Galicia’s customer lifecycle, by identifying and understanding their needs and providing customized offers when it comes to product and financial services.

Clients in the Retail tribe are divided according to the type of services that they are given in the following clusters as described below:

•	Personas (Individuals)

•	MOVE

•	Prefer

•	EMINENT

•	Banca Privada (Private Banking)

•	Negocios & Profesionales (Business and Professionals)

•	PyMEs (Small and Medium Enterprisess “SMEs”)

1.

Personas, MOVE and Prefer Cluster: Banco Galicia serves more than 3 million clients, and 78% of those clients belong to this cluster. All of the clients not included in the other clusters are considered to be included within these 3 clusters. For the universe of Personas, MOVE and Prefer, during 2020, Banco Galicia decided to focus on its digital client strategy. In particular, during such year, Banco Galicia grew its ability to over 7 days per week, 24 hours service by offering digital initiatives that focused on the entire lifecycle of these clients, starting with digital registration and welcome steps through biometric processes that protect the clients’ identity, to digital access to solve their after-sales needs and requests.

2.

EMINENT Cluster:Banco Galicia seeks to satisfy the needs of its most demanding and outstanding clients through three pillars of service: exclusive attention, personalized benefits and experiences, and agile and simple processes. With the aim of establishing long-term and trustworthy relationships, Banco Galicia offers the Galicia ÉMINENT premium service, which provides differential and exclusive attention to its clients through ÉMINENT Executives in the branch network and also digitally through Galicia Conecta, using personal WhatsApp messages or e-mails, no matter the location.

3.	Banca Privada Cluster: Banca Privada (Private Banking) provides professional financial service to people with high net worth/equity through the administration of their investments and financial advice provided by highly trained officers. It offers its clients an assorted portfolio for investment comprised of domestic financial investments, such as Fima mutual funds (for further information about Fima, please see “Sales and Marketing” – “Fima Funds”, below) and deposits, public and private securities, and shares and trusts in which the Bank acts as underwriter.

4.

Business & Professionals (“NyPs”) and SMEs Cluster: For Business & Professionals and SMEs, Banco Galicia’s digital strategy is focused on providing a “One Stop Shop” service. It is aimed at satisfying clients’ needs from one single place, using one single platform, to enhance the client’s experience of self-management through digital channels, something that has helped achieve greater efficiency in both the service and the results of Banco Galicia. Banco Galicia believes that these clients are focused on self-financing growth and simplifying their day-to-day operations. Banco Galicia encourages and supports the growth of SMEs, businesses and, professionals with products and services that accompany the continued growth and training of such entity’s management, and it does so by offering funding, professional advice and tools that will expedite their operations, and also by promoting the exchange of experiences among the business owners that work along with strategic partners. In 2020, Banco Galicia was recognized by IDB Invest for its support to SMEs in the Southern Cone region. Within the service circles of “Business and Professionals” and “SMEs”, Banco Galicia further divides these clients into merchants and asset-based clients. For asset-based clients, during 2020 Banco Galicia focused on providing services to these clients taking into account two objectives: achieving greater coverage in terms of using Banco Galicia’s payroll services for more of these clients and helping those SMEs that already had a product to grow their business through cross-selling. A total of 28,828 SMEs began to use Banco Galicia’s pay roll services in 2020. As a consequence of the cross-selling of pay roll services, those SMEs that pay salaries through Banco Galicia had an increase in the number of products they hired with Banco Galicia, which went from 3.31 average products sold at the end of September to 3.37 by the end of November. This difference in the number of average cross-selling is equivalent to the placement of 2,832 new products for the universe of SMEs that have hired the pay roll services. During 2020 there was an increase in the volume of purchase transactions and the total amount of such purchases that the Bank pays to its merchant clients after the final costumer has made a purchase from the merchants with a credit card from the Bank, both for SMEs and NyPs, achieving an average monthly volume of Ps.11,125 million and $2,900 million respectively (representing a growth of 25% as compared to 2019). Lastly, together with allies such as the ASEA (“Asociacion de Emprendedores e Argentina”, the entrepreneurs association), ADIRAS (“Asociacion de Directorios Asociados” a civil non-profit group, formed by business men, business leaders and board members of SMEs.) and Grupo Set (an Argentine development group), Banco Galicia has been working with more than 10,000 entrepreneurs from all over the country to facilities training and provide business management tools, providing more than 30 online talks and more than 20 webinars through which hundreds of entrepreneurs were able to train and acquire some specific management and business tools that they can use to grow their own businesses.

b.i) Companies tribe

The “companies tribe” was comprised of 25,092 customers as of December 31,2020 (both individuals and legal entities) with an annual turnover higher than Ps.600 million.

The company’s tribe is focused on providing its client with a business platform that offers specialized financial and business advise. This tribe works to provide a flexible and straightforward experience to its clients. Banco Galicia hopes that the provision of these services helps to form lasting bonds with its clients and yield recurring usage by clients and growing financial results.

As described above, the companies tribe focuses on three core areas: customer experience, efficiency and business growth, and, based on these three areas, the following objectives were determined:

•	To maximize our clients’ profitability through an enhanced offerings and cross-selling, improving the length of the customer’s relationship with Banco Galicia.

•	To provide the best experience by anticipating and responding to customer relevant events through digital and self-management channels.

•	To optimize the digital relationship cycle by facilitating and encouraging the use of digital products as well as generating a digital journey design for these companies.

Clients in the companies tribe are divided by the type of services that they are given in the following clusters as described below:

•	Companies

•	Agrobusiness

•	Corporate banking

•	Finance banking

1.

Companies Cluster: Clients in this category are those clients whose annual total sales are between Ps.600 million and Ps.4.5 billion. This category of the companies tribe includes companies across all industries except for companies engaged in agricultural activity, which receives specific attention from the agrobusiness category due to its particular characteristics. According to companies within this category, there was a marked change in their needs during 2020. In response to the to these needs within the context of a global pandemic and with the objective of offering the best and most comprehensive customer service, the customer service model for companies in this category was based on business banking centers that were led by specialized executives, that were strategically distributed throughout the country and that were organized or grouped in five different regions. The customer service offered in-person at these business banking centers was complemented with additional customer service offered online through Banco Galicia’s digital channels, with the goal of making clients’ transactions easy and agile.

2.

Agrobusiness Cluster: This category within the companies tribe is the only one that is determined by the activity of the clients it serves. Given the characteristics of every company, for companies that focus on agriculture and, in particular, the production of agricultural goods, it is crucial to offer a service model that will respond to their needs and complexity in a personalized way. Banco Galicia’s clients’ satisfaction is one of the strategic focuses on which this segment works hard and stands out, allowing it to maintain its leading position in the sector in Argentina. After the success of the Galicia Rural Conecta service model which was launched in 2018 for agricultural clients with accounts in the Greater Buenos Aires and City of Buenos Aires (“AMBA”) region, during 2020 this service was offered by Banco Galicia in three new areas: the cities of Rosario, Mar del Plata, and Córdoba. The inter-annual growth in loan volume for loans granted by Banco Galicia to companies in this category surpassed 80% by October 2020, and Banco Galicia became the leading provider of financing to companies in this category in Argentina. In terms of volume in treasury securities, there was an increase of more than 50% in 2020 as compared to 2019.

3.

Corporate Cluster: Banca Corporativa features a service model that is based on developing commercial, strategic and close, long-term relationships. This category is comprised of 300 economic groups with annual sales that start at Ps.4,500 million or that -given the complexity of their businesses or their multinational profile- might require very specific attention in terms of financial advice and structuring. After considering the particularities of the businesses within this category, the economic sectors in which they operate and the markets that companies in this category access (or hope to access), the Bank has designed solutions that are adapted to the particular demands of these companies with swift response times. Such solutions are also leveraged using digital transactional banking.

4.	Financial Cluster: Financial cluster includes (i) institutional financial clients and (ii) public sector, which are described below.

(i)

Financial institutions: At an international level, Banco Galicia’s clients in the financial banking cluster within the companies tribe are comprised of correspondent banks, international credit agencies, official credit banks, and export credit insurance companies; whereas at a domestic level, Banco Galicia includes banks, financial companies, exchange bureaus, and other entities that carry out related financial activities. During 2020, given the particular context, virtual meetings were held with the most active foreign correspondent banks in the foreign trade business, and it was through these virtual meetings that the Bank offered the different products and services offered to its clients. Despite the unfavorable macroeconomic situation in Argentina, and even though the supply of credit lines did not increase during 2020, said supply represented a stable source for offering foreign trade financing strategies to clients as well as for responding to requests regarding confirmation of letters of credit and stand-by letters. As the central axis of Banco Galicia’s strategy in terms of offering sustainable financing, the Bank continued to strengthen its long-term relationships with multilateral organizations and official credit banks, such as International Finance Corporation (IFC), Inter-American Development Bank Invest (IDB), Proparco, Entrepreneurial Development Bank (FMO), Banco de Desarrollo de Brasil (BNDES), Corporación Andina de Fomento, Kreditanstalt fur Wiederaufbau (KFW DEG), OPEC Fund for International Development (OFID) and Overseas Private Investment Corporation (OPIC), among others, with the purpose of expanding the range of credit lines they had to offer with medium and long term financing for investment projects which are mainly in the agro-industrial sector and in the areas of energy efficiency and renewable energies. At a local level, the analysis and detection of business opportunities with financial institutions continued, with an emphasis on improving the experience and consolidating the leadership in an environment of reciprocity and long-term and stable relationships.

(ii)

Public Sector: The public sector category of the financial cluster within companies tribe is comprised of more than 300 companies. 2020 was a challenging year for companies within this category. After general elections, a new Government took office with resulting in changes of governmental contacts, requiring these companies to form new relationships and bonds with new governmental personnel. Banco Galicia believes in the public-private partnership model as a way of developing business, something that should allow everyone to work on several agendas for political-economic dialogue and generate long-term relationships. Regarding customer positioning -which is measured through the Net Promoter Score (“NPS”) methodology- Banco Galicia achieved a high percentage (48%) for 20202 (its second year of measurement). Last but not least, and within the framework of the COVID-19 pandemic, Banco Galicia implemented a program to help municipalities throughout the country, providing supplies and equipment that helped face and fight the pandemic, thus reinforcing their commitment as relevant community actors.

b) Trading & Global Markets

One of the main responsibilities of the Office of Trading & Global Markets is the administration and operation of the positions in foreign currency, financial derivatives, liquidity position and securities, public or private, for its own portfolio or intermediation, in the primary or secondary market, with counterparties or clients.

With the latest information available in 2020 regarding the secondary market for fixed income products, Banco Galicia was ranked the fifth place in the total ranking in MAE in the last twelve months, with a 5.62% market share, being the second bank on the list and the first one with national capital.

In relation to the primary market for fixed income, and according to the latest information available from MAE, Banco Galicia continues to be ranked in the first place for the eighth consecutive year in the consolidated ranking (Trusts, Corporations and Subsovereigns) of amounts awarded with a market share of 13.9%. Likewise, the provision of comprehensive advice to its clients has allowed Banco Galicia to stand out especially in the placement of corporate securities, also occupying the first place in the ranking but with a market share of 19.1%.

In the foreign exchange market, Banco Galicia got second place in the MAE Ranking, after having operated US$6,836 million of the US$63,438 during 2020. The volume traded was reduced by 75% in line with the market decline due to the new regulatory context.

Regarding the bilateral market of futures, Banco Galicia got second place in the MAE Ranking, operating a total volume of US$648 million. Regarding the guaranteed MAE futures market, Banco Galicia got third place, trading US$1,939 million with a 14% share, whereas in the ROFEX Ranking it ended in fifth place, falling one place in relation to 2020.

ii) Consumption

Through the commercial platform of Ecosistema NaranjaX, Grupo Financiero Galicia offers financing and digital services to low- and medium-income customer segments in Argentina. In addition, through Banco Galicia, Grupo Financiero Galicia also offers credit cards to customers in Argentina.

Naranja continued consolidating its leading position in the regional credit cards market in 2020.

In December 2020, Naranja issued 2.9 million account statements, 5% less than in 2019. Authorized cards totaled 8.6 million, including Naranja Clásica, Naranja Visa, Naranja MasterCard and Naranja American Express. In addition, purchase transactions at stores decreased 12% as compared to 2019.

Naranja, Ecosistema NaranjaX’ main company, will continue to rely on its strategic pillar of “Organizational Culture and Customer Experience” to grow its customer base and business during 2021.

In parallel with Banco Galicia seeking to optimize its operational flexibility as described above, during 2020 Ecosistema NaranjaX sought to operate in a more flexible manner by creating both multidisciplinary and independent intelligence teams, similarly organized into tribes, centers of excellence and squads. These teams operate based on the tenets of collaboration and flexibility and focus on creating and testing the MVPs (products and services in an initial stage of development). Technological improvements were also incorporated into a new app offered by Naranja and a redesign of Naranja Online (“NOL”).

In terms of consumption, one of the highlights in 2019, was the launching of Naranja X, the virtual wallet from Naranja, which focused on technology and digital channels. For more information see “Sales and Marketing”-“Service Channels”-“Digital Channels”-“Naranja X”.

During 2020, Naranja launched Tarjeta Virtual Naranja, available in Naranja App and Naranja Online (“NOL”), to better assist clients in the context of the pandemic. This card allows customers to make purchases online in a more secure way.

iii) Insurance

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

Galicia Seguros, Galicia Retiro and Galicia Broker are subsidiaries that operate exclusively in Argentina and their total premiums and surcharges earned was equal to Ps.7.789 million in 2020.

iv) Other Business

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

For more information please see “Sales and Marketing” – “Fima Funds”, below.

B.2 Competition

Due to our financial holding structure, competition is experienced at the level of our operating subsidiaries. We face strong competition in most of the areas in which our subsidiaries are active. For a breakdown of our total revenues, for each of the past two fiscal years, for the activities discussed below (i.e., banking, credit cards and insurance), see Item 5. “Operating and Financial Review and Prospects”-A. “Operating Results”.

i) Banking

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

Banco Galicia’s estimated market share of private-sector deposits in the Argentine financial system was 10.07% as of December 31, 2020, as compared to 9.92% as of December 31, 2019 and 11.09% as of December 31, 2018.

With respect to loans extended to the private sector, Banco Galicia’s Argentine market share was 13.03% as of December 31, 2020, as compared to 11.50% and 10.51% as of December 31, 2019 and December 31, 2018, respectively, according to the information published by the BCRA.

According to the information published by the BCRA, as of November 30, 2020, Banco Galicia was the largest private-sector bank as measured by its loan portfolio and second as measured by its net worth and deposits.

Banco Galicia believes that it has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, Banco Galicia believes it is one of the primary providers of financial services to individuals, the primary private-sector institution serving SMEs, and has traditionally maintained a leading position in the agriculture and livestock sector.

ii) Argentine Banking System

As of November 30, 2020, the Argentine financial system consisted of 79 financial institutions, of which 64 were banks and 15 were financial non-bank institutions (i.e., finance companies). Of the 64 banks, 13 were Argentine national and provincial government-owned or related banks. Of the 51 private-sector banks, 35 were private-sector domestically owned banks and 16 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks).

As of November 30, 2020, the top 10 banks, in terms of total deposits (excluding Argentine national and provincial government-owned banks), were: Banco Santander Río, Banco Galicia, Banco Macro, Banco BBVA Argentina, HSBC, Credicoop ICBC and Banco Patagonia. Banco Galicia, Banco Macro and Credicoop are domestically owned banks and the others are foreign-owned banks. According to information published by the BCRA as of November 30, 2020, private-sector banks accounted for 65.8% of total deposits and 62.1% of total net loans in the Argentine financial system. As of the same date, financial institutions (other than banks) accounted for approximately 0.4% of deposits and 2.9% of net loans in the Argentine financial system.

As of November 30, 2020, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación, Banco de la Provincia de Buenos Aires and Banco Ciudad de Buenos Aires. Under the provisions of the Financial Institutions’ Law, public-sector banks have comparable rights and obligations to private banks, except that public-sector banks are usually chosen as depositaries for public-sector revenues and promote regional development and certain public-sector banks have preferential tax treatment. The bylaws of some public-sector banks provide that the governments that own them (both national and provincial governments) must guarantee their commitments. According to information published by the BCRA, as of November 30, 2020, government-owned banks and banks in which the national, provincial and municipal governments had an ownership interest accounted for 33.7% of deposits and 35% of loans in the Argentine financial system.

Consolidation has been a dominant theme in the Argentine banking sector since the 1990s, with the total number of financial institutions declining from 214 in 1991 to 78 as of November, 2020, with the ten largest banks holding 75.8% of the system’s deposits from the private sector and 75.6% of the system’s loans to the private sector as of November 30, 2020.

Foreign banks continue to have a significant presence in Argentina, despite the fact that the number of these financial institutions decreased from 39 at the end of 2001 to 16 as of November 2020, and the fact that their share of total deposits has decreased since the 2001-2002 financial crisis while the share of domestic private-sector banks has increased.

The Argentine banking sector focuses on transactional business and lacks a robust supply of medium and long-term lending. Local financial system deposits and loans are equivalent to 27.8% and 12% of the GDP respectively, well below those same ratios for other countries in the region.

iii) Credit Cards

In the consumer loan market, Naranja competes with Argentine banks and other financial institutions that target similar economic segments within the credit cards market. The main players in this segment include Banco Supervielle, Banco Columbia, Banco Comafi, Banco Credicoop, Banco Macro, Banco MasVentas, Banco Municipal de Rosario, Banco Nación (Nativa card), Banco de Córdoba (Cordobesa card), Cabal card, Tarjeta Shopping card, Cencosud, CMR Falabella and CFA (Efectivo Si). Historically, certain international banks with a presence in Argentina have attempted to target consumers in these economic segments and have been, to date and for the most part, unsuccessful.

In order to compete effectively at a national and regional level, Naranja targets low- to middle-income clients by offering personalized services in each region, focusing their commercial efforts mainly on such segments. While other Argentine credit card issuers and consumer loan providers focus on earning interest on outstanding personal loans and credit card balances, Naranja also focus on and has access to additional sources of revenues including merchant fees and commissions, which allows it to offer competitive pricing and financing terms. Furthermore, unlike other credit card issuers in Argentina, approximately 13.4% of Naranja’s clients pay their credit card bill through their branch network. The broad geographical reach of their distribution network, which is the second largest in Argentina, has allowed Naranja to establish a local presence in all the provinces of Argentina.

Naranja believes that their diversified and consistent funding sources, significant network of branches, robust information technology infrastructure, relationships with 310,000 merchants and the brand recognition they enjoy provide them with a competitive edge to consolidate and expand their market share in their target market segment, making it difficult for new players to effectively compete in this market segment on a national scale.

iv) Insurance

Sudamericana’s subsidiaries face significant competition since, as of December 31, 2020, the Argentine insurance industry was comprised of approximately 181 insurance companies, 15 of which were dedicated exclusively to annuities. Subsidiaries of foreign insurance companies and the world’s largest insurance companies with global operations are among these companies.

During 2020, the insurance industry continued to grow. Production amounted to Ps.840,557 million, 35% higher than the level recorded for the prior year. Out of the total insurance production in 2020, 84% related to property insurance, 15% related to life and personal insurance, and 1% related to retirement insurance.

Within the 84% corresponding to property insurance, the automotive insurance segment continues to be the most significant segment, representing 37%, followed by the workers’ compensation segment, representing 23.5%. Within the life insurance segment, the group life insurance segment was the most significant, representing 51%, followed by individual life insurance, representing 28%, and personal accident insurance, representing 14%.

As of December 31, 2020, based on internal studies undertaken by Galicia Seguros, it is estimated that Galicia Seguros ranked fourth in terms of net premiums for personal accident insurance underwritten and first in terms of net premiums for home and theft insurance underwritten.

B.3. Sales and Marketing

i) Service Channels

Grupo Galicia’s subsidiaries interact with their customers through a variety of marketing channels, which include digital tools and physical branches, tailored to meet specific customer needs.

The strategy of the customer service model of Grupo Financiero Galicia is aimed at allowing its customers to access Grupo Financiero Galicia’s companies services (e.g. Banco Galicia, Ecosistema NaranjaX and Galicia Seguros, among others) through all the service channels provided, which allows customers to operate in different assisted channels, both digital and self-managed, and automatic banking, too.

During 2020, Grupo Financiero Galicia continued promoting the use of digital platforms and apps and worked on the development of the infrastructure for new online channels in order to replace in-person cashier services for ATM services. Additionally, it increased the limits on money withdrawals on ATMs. With this, online orders placed by the different business sectors can be safely covered and the clients’ demand can be easily satisfied.

In addition, during 2020, Banco Galicia sought to maintain a close relationship with its clients, and with that goal in mind it implemented the following digital and self-managed channels:

•	Chat conversations through its virtual assistant Gala on its online banking and office banking settings.

•	Providing contact information for the officers assigned to clients on the office banking platform in order to improve communication.

•	Online access to account statements, credit accounts, cards and purchases; providing reports on tax investments; and offering self-management instructions and tools for investments.

•	Providing email messages with notifications and other relevant information.

•	Foreign Trade follow-up consultations for clients on the office banking settings.

The chart below sets forth Grupo Financiero Galicia’s sales network as of December 31,2020.

As of December 31, 2020
Branches (number)
Banco Galicia	326
Naranja	180
Electronic banking terminals (number)
ATMs	1,013
Self-Service Terminals	1,095
toque	22,041
Digital banking transactions (thousands per month)
Galicia Mobile App	52,737,180
Online Banking	48,038,820
Office Banking	18,612,657
Clients (thousands)
Banco Galicia	3,062,196
Naranja	2,877,565
Naranja X	154,316
Galicia Seguros	2,040,906
Galicia Adminitradora de Fondos	90,764

a) Digital and Self-Management Channels

In order to take care of our clients and to provide them with ongoing service and assistance, Grupo Financiero Galicia is working to respond to the new COVID-19 reality by using updated digital channels and promoting self-management.

During 2020, the particular context that the world was facing led to a sudden increase in the amount of times people accessed their information through virtual channels. The actions taken by our subsidiaries to respond to this are described below.

By promoting self-management, Banco Galicia carried out the following actions in order to increase digital access for its clients:

•	Extending the time window for when customers can invest in the “Fima Common Investment Funds” in order to provide 24/7 access for investing.

•	Enabling the possibility of swapping sovereign debt securities using online banking so long as 98% of the holders of the debt to be swapped consent.

•

Updating product offerings for undertaken transfers of funds to third parties and AFIP Payments (meaning, payments to the Argentine Customs and Tax Authority, “Administración Federal de Ingresos Públicos”) in order to make conducting these transactions online more efficient and flexible.

•	Allowing the digital registration, connection and disassociation of the overdraft agreements.

•	Digitalizing statements and reports, which eliminated the process of printing, shipping and even reduced the use of paper.

•

Enabling the deposit of paychecks in custody through the Bank’s self-service terminals (referred to as ITAS) and allowing for the recipient of a paycheck in custody to deposit the paycheck before its maturity date and to further request the redemption of the same without the need of an in-person cashier service.

Likewise, Naranja continued working on the digitalization of its platforms and updated its features, adding new technologies and processes while also further refining existing channels in order to improve the overall customer experience. The developments implemented focused on three main objectives:

•	Developing digital platforms with the best customer experience in the market.

•	Enlarging the portfolio of fully digital clients by offering products and allowing consultations in all of its platforms.

•	Enabling Naranja’s businesses to function through technological innovation.

Galicia Seguros accelerated the implementation of new communication channels to facilitate the customer experience. Also, a chat room was added on the corporate website and the call center received a new tool called COLLAB, which allows Galicia Seguros to manage all customer service channels (telephone, WhatsApp, Chat, E-mail and Facebook Messenger) at the same time. All these assets were added to the traditional sales and service channels. Galicia Seguros is making progress in the automation of processes and using robotization tools that allow it to capture improvements in recurring procedures within the sales and after-sales processes. In order to achieve this, they have worked jointly and collaboratively with their business partners: Banco Galicia and Naranja. Accordingly, they developed new functionalities for the contracting process and after-sales management within the digital platforms of Online Banking, Naranja Online and their respective applications. One of them is the possibility of consulting and downloading the acquired policy, the contract for new coverage, the details regarding the assistance services, and the monitoring and follow-up of claims and complaints.

As of the date hereof, these are some of the Grupo Financiero Galicia’s (or its subsidiaries) digital and self-management channels:

1.

Galicia App: this is the mobile online banking app for Banco Galicia. In 2020, this app experienced exponential growth in features offered and their use by clients. Among other functions, the ability to make an appointment at a branch office in advance online, withdraw funds from an ATM with no card, and access ATMs with a fingerprint were incorporated. Likewise, the main screen of the app was redesigned for an enhanced experience, and the option of sending or requesting money to someone registered on the mobile phone’s contact list was added. In order to guarantee the security of the users and their operations, Banco Galicia added the option of biometric fingerprint access, updated the process of connection to Token Galicia (Token Galicia is a numeric code that allows Banco Galicia’s customers to do banking transactions) to a 100% online process, and implemented on Online Banking an intelligence system for the recovery of credentials.

2.

Online Banking: Banco Galicia added the option to self-manage credit card payments as well as an option to pre-settle debt refinancing. The Bank worked to update services and streamline operations for its “Personas” (or individual) clients. Galicia Seguros also added more products and services to Banco Galicia’s online banking offerings, such as pet insurance and a chat room in the section called “Tenencia de Seguros” (Insurance Holdings) in order to help clients at the same time that the inquiries arise.

3.

Office Banking: this is a web-based online platform that Banco Galicia offers to clients in its “companies tribe”. Banco Galicia has encouraged self-management, and companies are now able to carry out a credit assessment of themselves with just one click. During 2020, 95% of loans for companies and 75% of cash advances were carried out digitally from Office Banking.

4.

Gala: this is the name of Banco Galicia’s virtual assistant. It is featured in five different channels and it functions 24x7. Gala was designed to answer customer and non-customer inquiries, providing information on more than 200 topics related to products, services, password management and Quiero! Points, among other things. It also allows you to know the status of the shipment of products, and Banco Galicia is currently working on the pilot stage of checking balances and movements of accounts and cards through the WhatsApp channel. This virtual assistant is prepared to transfer clients to a bank official at the digital call center whenever it fails to understand what the person is trying to ask. The Bank continues to work on the evolution of its virtual assistant to provide solutions that will allow this self-management area to grow. During 2020, it increased its monthly average conversations by 350% as compared to 2019.

5.

Web Naranja: Naranja improved the website’s user help center search function, achieving a 96% success rate for users finding the answers they were seeking in comparison to that of 55% prior to this change.

6.

Naranja Online (NOL): this is Naranja’s web platform. During 2020, Naranja incorporated all of its products and services into Naranja Online, favoring users’ online operations; and it also allowed for non-digital clients to access digital products by providing payment links for the payment of statements that previously would have been made in person. In order to guarantee the security of the users, identity authentication tools were developed for access via text and email messages and also push notifications for sale and communication for users browsing Naranja online. Additionally, clients can now buy top-ups for their mobile phone lines from NOL without the need to pay in cash and instead by having the amount added to their monthly credit card billing statement.

7.

Tienda Naranja: the Tienda Naranja platform was relaunched, and its launching included an expansion in the range of products offered, the inclusion of an app as a new sales channel, an algorithm that analyzes the clients behavior and suggests products accordingly, and the provision of estimates of shipping times, improvement in delivery times, etc. As a result, and due to the increase in online consumption nationwide, there was a year-on-year growth in sales of 300% and 260% in visits as compared to 2019.

8.

Naranja en tu Celular (Naranja on your phone): this is a service of notifications by text messages (SMS) which informs clients about the latest movements in their accounts and allows them to check their balance and buy top-ups for a cell phone line and pay for them as part of their next monthly invoice. In 2020, Naranja also incorporated the possibility of recharging public transportation cards via SMS and added new warning messages regarding cancellations and refunds.

9.

WhatsApp: Naranja X (previously mentioned) developed an automated service bot via WhatsApp in order to also be available app. This automated service bot was well-received by customers. By encouraging online payments, online downloads of products and online credit card purchases, the company contributed to the understanding of products and services as being a part of a single ecosystem. Galicia Seguros launched its corporate WhatsApp channel to streamline all procedures, and this channel became the clients’ first option when contacting the company.

10.

Social Networks: due to the context of the COVID-19 pandemic, users turned to social networks in a massive way. Faced with this new scenario with no open branch offices and no phone assistance, social networks played a significant role when it came to providing information to and communicating with our clients. In this sense, Banco Galicia created permanent and real-time content in order to be closer to its clients than ever. Naranja worked on a content strategy that focused on providing users with useful information for self-management, taking into account the most frequent inquiries received through the help center. This led to great growth in the number of clients joining the Bank’s Facebook account, going from 16,000 cases of monthly pre-pandemic consultations, to a peak of 72,000 cases in April 2020 and more than 60,000 in May of 2020. The number of officers assisting clients was twice as large, and the opening hours were extended in order to ensure a 24-hour response, and that included Sundays and national holidays. Likewise, the Bank activated social listening in order to truly understand how clients were feeling about these changes and what the most frequent questions were, and it used that as input for the design of the content, including the empathic tone in the conversations. On its Facebook Fan page, Galicia Seguros offers content aimed at enhancing its relationship with its clients and also content about its products, coverage and benefits. In addition, the Bank also manages claims and after-sales services from this network.

b) Assisted Channels

Officers and executives at Grupo Financiero Galicia offer clients assisted support. Banco Galicia and Naranja feature a large network of branch offices throughout the country, help centers for clients, and remote customer service.

In order to take care of both clients and employees, Banco Galicia paid particular attention to safety features for the reopening of its branch offices, established a system of appointments, and implemented various security protocols.

Also, Banco Galicia transferred simple paperwork to Galicia POINT: a phone channel through which representatives who work remotely can answer inquiries.

Additionally, during 2020, Banco Galicia developed a new channel for its clients: supplementary financial services agents, also known as non-banking correspondents. Through this new channel, clients can carry out transaction operations, such as the payment of statement balances, receipt of ANSES subsidies (subsidies granted by the Argentine Government Department that administers the funds of the country’s state-run pension system –“Administración Nacional de la Seguridad Social”-), and make cash withdrawals, in stores or collecting companies, such as Pago Fácil (“easy pay”). In this way, Banco Galicia expanded its geographic coverage and further grew its network of face-to-face service channels, resulting in an improved customer experience.

Plus, by moving a variety of transactions to non-banking correspondents, Banco Galicia was able to provide more efficient and better service at its various branches and through its online product offerings. By December 2020, an average of 150,000 monthly operations were performed at Banco Galicia’s non-banking correspondents, totalling Ps.1,200 million. Services were offered by non-banking correspondents at almost 300 points throughout the country in 2020. In addition, these non-banking correspondent, points were authorized and able to disburse ANSES social assistance benefits to Banco Galicia’s clients; such as, for example, the IFE plan -which stands for emergency family income and which was implemented as a way of social assistance during the COVID-19 pandemic.

During 2020, Naranja went ahead with the general deployment of its strategy called Sucursales del Futuro (Branches of the Future), a project that is focused on providing a better experience to clients, moving from spaces for transactions to places for relationships, advice and training. To implement the new model, branch offices in the provinces of Mendoza, San Juan, Córdoba, San Luis, Santa Fe, Buenos Aires, Chubut, Santiago del Estero and Río Negro had to undergo some restoration, remodeling and relocation works. In 2020, the new service model reached 30 different branch offices, which were added to the nine already existing before December 31, 2019, making this service tool available to 28% of all clients throughout the country. For the fiscal year of 2021, the deployment is expected to reach another 31 branch offices, reaching 76% of the clients.

Also, Naranja’s telephone channel became a 24x7 assistance channel.

c) Automatic Banking

Automatic banking comprises self-service terminals (TAS) and ATMs, all of them located at Banco Galicia and Naranja branch offices and other spots in the country.

During 2020, Banco Galicia worked on the following initiatives, in order to offer clients more comfort while operating transactions:

•

New withdrawal order functionalities in the self-service terminals and ATMs, with the aim of allowing clients to send money even to third parties that do not have a savings account or a Galicia debit card and a Banelco PIN (Personal Identification Number. This 4-digit number allows customers to operate through ATMs with a Galicia Debit Card).

•	Increase in withdrawal limits.

•	Deposit of paychecks in custody and sale of paychecks.

•	The ability to use paychecks under custody to make pending payments.

•	Withdrawal order for companies through Office Banking for an amount of up to Ps.100,000.

During 2020, Naranja increased the number of digital service spots in 23 branch offices, installing 41 TAS and setting up 9 24-hour service areas. Not only was interrelation with clients made easier, but also Naranja began to offer safer and more agile channels and technology support tools.

ii) Products and Services

With a strategic vision to become a financial platform, Grupo Galicia provides products and services tailored for each customer, individual or company, that are designed to satisfy their unique needs. Through products and services tribes, Grupo Galicia creates and manages these products and services, including financing, E-checks, insurance, credit cards, investments, foreign trade operations, among others.

a) Financing

The application and registration processes in 2020 were 100% digital and adapted to the COVID-19 context, with the goal of allowing everyone to proceed with no difficulties or obstacles whatsoever. The average end-to-end interaction time during 2020 was 72 hours.

Regarding the evolution of loans, interest rates remained relatively stable during the first semester of 2020, and that led to an average of approximately Ps.2,000 million per month of new loans extended to clients. As of April 2020, there was a drop in demand, and then this began to change during the second half of the year as a result of the slow but steady reactivation of certain activities.

Among Banco Galicia’s financing products and services, the following stand out for 2020:

1.	Financing without guarantees: clients in the companies tribe had access to over 25,000 loans for over Ps.80,000 million.

2.

Financing with guarantees: more than 100 pledge agreements were generated with the country’s main agricultural, construction and transportation brands, and 1,000 companies were financed for Ps.8,000 million through the Galicia Convenios digital platform. Banco Galicia also used SGR (mutual guarantee associations)-guaranteed loans to finance MiPyMEs (as defined below) from various industrial and other business sectors. In 2020, Ps.3,700 million were granted, financing more than 1,000 clients.

3.

FOGAR Assistance: Banco Galicia was the largest underwriter within the FOGAR Assistance Line with a total amount of Ps.3,700 million. The Argentine guarantee fund (FoGar) is a public trust which helps Micro, Small and Medium companies (MiPyMEs) to obtain credit. The Government provides partial or total guarantees to companies which are used to help them receive loans through this fund.

4.	Discount of documents: 12,500 customers discounted checks.

5.

Préstamos Express (Express Loans): through Online Banking, Banco Galicia offers loans with a total repayment schedule that goes from 2 to 45 days. Préstamos Express is a product exclusively designed for clients who have not hired the payroll services of Banco Galicia and which helps them better manage their finances. During 2020, the Bank reached an average of Ps.2,000 million of loans granted per month. Through the digital channels of Naranja, clients have access to pre-qualified personal loans, both in fixed installments and in Argentine pesos. In 2020, the Bank offered a maximum of Ps.100,000 and 24 installments.

6.

Agro Lines: Financiamiento Galicia Rural, which evolved from Tarjeta Galicia Rural, was launched in 2020, and it featured an integrated platform that included the main brands in the financing of working capital sectors related to both agricultural and livestock businesses.

7.	Mortgage Loans: the placement of mortgage loans in general and of mortgage loans adjusted by UVA, had already been affected during 2019 as a result of the Argentine national economic context prevailing at that time. In 2020, due to the increase in the price of UVA and the adverse effect that the pandemic had on the economy, the product was not offered by the Bank. In addition to the risk of affecting the fee / income ratio of our clients, the product continued to be subject to strong regulations by the Government. During the last months of 2019 and in the first months of 2020, with the purpose of unfreezing the mortgage loan value adjustments, the Government implemented a model whereby the value of UVA will be progressively incremented and updated until it reaches its fair market value. In March 2020, a national decree established a new freezing of the UVA value adjustment and consequently a freezing in the value adjustment of the mortgage loan, together with the suspension of foreclosure executions and the impossibility of reporting arrears due to non-payment, among other measures that were established within the framework of public emergency. As of January 31st,2021, the Government is carrying out a new model to increment the value of UVA again which foresees the unfreezing of UVA adjustment in 17 installments, the last one to be paid in June 2022.

8.

Impact financing: Banco Galicia promotes a triple impact business model through which it enhances its role in sustainable development, which begins with the design and implementation of products that contemplate the social and environmental aspects of the projects that are financed, thus focusing on financial inclusion, climate change, diversity, social investment, and impact investment. The following chart highlights certain products offered by this area and the impact in 2020.

PRODUCT	DESCRIPTION	IMPACT
+B Line	Special financing for triple impact companies, with a special focus on B Companies.	Ps.38.8 million placed to 12 financed projects

Certified Agriculture Line - AAPRESID	For SME producers with a certification in Certified Sustainable Agriculture.	Ps.12.7 million placed to 4 clients

Line for Essential Supplies for Containment of COVID-19	Financing line for the working capital of SMEs that produce and provide essential sanitation and health supplies.	Ps.1,236 million placed 705 credits granted

Green Bond	With the aim to collect US$100 million in order to expand its loan program for environmental efficiency projects.	US$58 million in financed projects 18 liquidated projects

b) E-Checks

Banco Galicia developed an electronic check, an instrument which allows companies to make collections and payments online and which has now become a key tool. In 2020, Banco Galicia launched a new product called “Payment to Suppliers with Electronic Checks” (Pago a Proveedores con Cheques Electrónicos), which has enabled the migration of all operations to digital options that can be self-managed by the client. It also launched the “Discount Simulation (Simulación de descuento) feature. This helps the client see the actual offer before depositing the check in custody.

A total of 1,387,514 electronic checks were issued during 2020.

c) Insurance

Galicia Seguros has a wide range of products that, in turn, provide a large number of different insurance coverages, fully covering the different needs of customers, based on their occupation, age or income level.

Insurance is sold to customers of Banco Galicia as well as of Naranja, so that Galicia Seguros scope of business includes the entire country and every economic segment. Galicia Seguros offers specific coverage through its broker, so that each customer feels protected and has support in everything it needs.

In 2020, Galicia Seguros updated its coverage by launching a new product for pets and a technical insurance with multi-risk coverage for companies, and it also added new telemedicine services and nutritional and psychological assistance to its home and life insurance product offerings.

As part of the group of newly launched products, together with an insurtech company, WeCover, a 100% digital on-demand bicycle insurance was offered starting in June 2020. This insurance may be easily activated and deactivated in accordance with the client’s needs and desires at a given moment.

A new product for pets was also presented: a complete insurance policy for dogs and cats which does not only cover accidents, illnesses, loss or death of the animal, but it also provides day-to-day services and assistance. Some of these services are: veterinary consultations, transfers needed due to an accident or a health issue, vaccinations, oral hygiene and daycare service, so that families can go on vacation knowing that their dog or cat is safe and being taken care of. This product can be acquired by Banco Galicia clients through Online Banking.

Likewise, other services were incorporated into the home and life insurance offerings for a limited time and were particularly designed to accompany clients during the mandatory isolation period. This is how clients were able to make use of the telemedicine service and nutritional and psychological assistance. In this case, the possibility of contracting services through Naranja Online or through the Naranja and Banco Galicia applications was also incorporated.

Finally, for clients in the companies tribe, Galicia Seguros launched Seguro Técnico (Technical Insurance), a multi-risk coverage that covers machinery and electronic equipment.

In 2019, Galicia Seguros launched “Fondo Futuro”, a new 100% online retirement insurance product. Fondo Futuro is the first retirement insurance with 100% digital procurement in Argentina. It is a low-risk medium or long term savings and individual pension system. It works as a retirement supplement, to carry out an individual’s desired retirement plan. The individual insured may partially or totally withdraw the funds, as well as increase, decrease or suspend the contributions made, without generating any debt with Galicia Seguros. The launching of Fondo Futuro made Galicia Seguros the first Argentine entity to be able to issue a 100% online policy with this type of insurance.

In 2020, the online retirement insurance product “Fondo Futuro” had an increase of 124% in the number of policies in force reaching a total of 824 insured clients, where 85% of them represents contributions in Ps. and the remainder corresponds to contributions in US$. By 2020, the total billing of Fondo Futuro was Ps.18.1 million with a monthly average of Ps.1.5 million.

d) Credit Cards

The companies of Grupo Financiero Galicia respond to the needs of their customers with an outstanding offer of services and benefits of credit and debit cards.

Banco Galicia responds to the needs of its clients with an outstanding offer of services and benefits provided through its Galicia Credit and Debit Cards. Banco Galicia offers Visa, Mastercard and American Express cards, and they are offered to clients of all tribes. Some of the products offered are the International, Gold, Platinum, Black/Signature cards, which feature different consumer financing options and exclusive promotions for all their clients.

As of December 31, 2020, Banco Galicia has a stock of active cards of more than 5 million, while Naranja surpasses 8.5 million cards.

In alliance with Garmin (a watch manufacturer and company), Banco Galicia has launched contactless payments that can easily be made through a Garmin watch for Galicia Mastercard cards. The Bank also implemented tokenization in order to improve the safety of the transactions through ecommerce, subscriptions and face-to-face purchases. Over 300,000 token-based transactions were made in 2020.

For its part, in 2020 Naranja launched the Naranja Virtual Card, which is available at Naranja and through the Naranja Online App and was designed to assist clients in the context of the current pandemic. This card allows clients to make purchases online in a more secure way. It has a CVV (Verification Code) that is generated every time the client needs to use it. The Naranja Virtual Card does not replace the actual plastic credit card, as it has a different OCR (Optical Character Recognition.) This card is available to be requested by more than 2.5 million clients, including account owners and their additional cardholders. Total purchases using this product since the product was launched in 2020 is, to date, higher than Ps.450 million, with an average purchase of Ps.8,000.

Additionally, and as of the second quarter of 2020, clients can also use Ajnaran (Naranja spelled backwards), a credit card that is printed at the very moment the account owner wishes to make a purchase (rather than having to wait for a new credit card to be delivered to the client’s house) and which has a validity of three years. In 2020, and thanks to special home delivery services, delivery times for physical credit cards were also improved, achieving a significant reduction in the SLA (Service Level Agreement) for card delivery: 25% of clients now receive their cards in less than 48 hours, and 60% in 10 business days. In 2020, more than 58,000 Ajnaran cards were delivered throughout the country.

e) Investments

Banco Galicia has a wide range of investment products that meet the needs and the profile of every client. Before making an investment, all clients are surveyed in order to see their aversion to risk and to find the products that best suit their objectives. This survey is renewed every year.

Additionally, the client receives personal advice coming from the branch network and through the Investment and Private Banking Center for clients in said cluster.

In 2020, Banco Galicia continued to deepen its digital transformation by improving the value proposition of investment products, offering new functionalities and technological solutions in the different channels and also by strengthening its main system of investment and custody of products.

f) Global Custody

With regards to the Global Custody service in 2020, Banco Galicia has continued to increase the positioning of the product, mainly by focusing on the Insurance Companies and Corporate companies.

When compared to 2019, this product has experienced a 45% growth in assets under custody (“AUC”), a 25% growth of Insurance Companies (measured in the number of clients), and 9% growth for the corporate cluster.

g) Fima Funds

Galicia Administradora de Fondos has a wide range of investment funds designed for each investor profile, which allows all types of investors to easily access the capital market through the various Fima funds. The market share of common investment funds was 9.97% as of December 31, 2020, increasing 37 basis points (“bp”) as compared to December 31, 2019. The following is a list of the Fima funds offered:

1.

Fima Premium: this is a fund that provides immediate-online liquidity with a yield close to a fixed-term deposit. It invests mainly in remunerated sight accounts and fixed-term certificates. For very short-term investments in pesos

2.

Fima Ahorro Pesos: it seeks to obtain yield from a portfolio of short-term bonds denominated in Argentine pesos. Its portfolio mainly includes treasury bills denominated in Argentine pesos, fixed terms, bonds and remunerated (i.e. interest generating) accounts, among others. Suitable for conservative short-term investments, for example, those with an investment horizon of approximately 30-60 days.

3.

Fima Ahorro Plus: is an investment portfolio includes short/medium term bonds denominated in Argentine pesos with low volatility and high liquidity. This is an alternative for those investors looking for a balance of risk and return. Its investment portfolio includes treasury bills in pesos, negotiable liabilities of first-line companies, provincial Government debt securities, fixed terms, bonds and remunerated (interest generating) accounts, among others. The investor profile in this case is conservative/moderate and the recommended horizon is 90 to 120 days.

4.

Fima income in Argentine pesos: the aim of the fund is to maximize the yield of a portfolio of assets in pesos at a fixed and variable rate over a medium term. Its portfolio composition includes sovereign bonds, treasury bills denominated in Argentine pesos, negotiable liabilities and financial trusts, among others. Recommended for moderate investments that may last between 1 and 2 years.

5.

Fima renta plus: it invests mainly in a portfolio of medium/long-term bonds denominated in Argentine pesos. It includes negotiable securities and public and private fixed income instruments in pesos, mainly sovereign bonds, negotiable liabilities, and provincial bonds and bills, among others. Suitable for moderate/risky investments of over 2 years

6.

Open Fima SMEs: the aim of the fund is to obtain returns from a portfolio comprised of instruments of fixed income or variable income that are issued by SMEs or companies with low market capitalization, with a long-term investment horizon.

7.	Fima Capital plus: its aim is to maximize the yield of a portfolio composed of dollar linked bonds and synthetic assets that replicate the evolution of the exchange rate, with liquidity in 48 hours.

8.

Fima international fixed income: this alternative seeks to obtain profitability from a portfolio of medium-term dollar bonds, mainly coming from Latin American markets and up to 25% in American treasury bonds. The design of the investment portfolio does not include local bonds, something that will reduce the volatility of the fund.

9.

Fima mix I: fund in pesos composed of local assets that seek to monitor the evolution of the “official dollar,” combined with a lower participation in variable income of shares that are listed on the New York Stock Exchange, through CEDEARs. Local fixed income assets provide the fund with certain stability whereas the equity portion adds greater volatility in search of higher returns.

10.

Fima shares: the aim of the fund is long-term capital appreciation, achieved by investing in Argentine companies that are members of the S&P Merval panel. The investment policy that was developed with respect to the benchmark index (S&P Merval) is all about accompanying the actual growth of the economy through the selection of stocks with good performance in their indicators. Long-term shares of Argentine companies.

11.

Fima PB shares: fund composed of shares that belong to the “S&P Merval” panel. This index considers the evolution of national and international companies that are listed on the local market. Suitable for investors seeking to follow the benchmark by investing in a portfolio managed by specialists in this market.

12.

Fima shares Latin America: it is a variable income fund in dollars. The investment portfolio is mainly made up of Latin American stocks. This fund’s benchmark is the S&P Latin America 40, which integrates shares from the main economic sectors of Brazil, Chile, Mexico, Colombia and Peru, among others.

In 2020, Galicia Administradora de Fondos got the first place in the FCI Money market category with its Fima Premium fund, same place in the T + 1 category with its Fima Ahorro Pesos and Fima Ahorro Plus funds, and also got the first place in the dollar linked category with its Fima fund Capital Plus.

Banco Galicia and La Nación co-created the podcast called “Los números también hablan” (Numbers Speak, Too) in which they talk about all the benefits and advantages of the Fima Funds. They also created a series of videos on YouTube and educational digital talks to stay close to their clients.

h) Inviu

It is through Inviu that Grupo Financiero Galicia has developed a digital investment platform that allows users, both investors and financial advisors, to manage their portfolios in an efficient, simple and user-friendly way. This platform was launched on the market in October 2020.

i) Galicia Securities

Galicia Securities offers financial and stock market services to individuals, companies and financial institutions. It is an agent of BYMA, MAE, MAV and performs CIDA services. This new company is already occupying leading positions in the Fixed Income market, given the fact that it ranked second in the BYMA ranking with 3.6% market share in the last quarter of 2020.

j) Foreign Trade

Through the office banking electronic platform, customers can make payments and manage their collections abroad. Likewise, the Galicia Comex department offers product and service options that are tailored to export and import operations, in addition to keeping customers continuously informed of the developments in this area. Banco Galicia continues to accompany its clients in their international businesses through a personalized electronic platform and differentiated funding lines.

In 2020, the volume of foreign trade transactions undertaken by Banco Galicia was equal to US$16,153 million, representing 12.0% of the Argentine foreign trade market share. Of such amount, US$3,043 million was attributable to exports and imports of goods, representing 12.8% of the market share for such transaction. In terms of volume, in 2019, based on the above statistics, the Bank ranked third in Argentine for volume of foreign trade transactions. Through office banking, the Bank’s customers have access to special lines of financing: leasing of imported products, financing of imports and exports, guarantees (“avales”) and Stand By.

Galicia Seguros has surety policies for every need: Temporary importation or exportation, differences in law, value or lack of documentation, land transit and replacement of precautionary measures. It also offers surety insurance coverage when this is required to guarantee liabilities before the AFIP. - Tax and Customs Administration . Through its Comex Tribe, Banco Galicia works to guarantee quality in end-to-end foreign trade operations and safety in the application of current regulations. In order to do this, the Bank implements a Call & Ops service model in which the service circle contacts clients directly and answers their questions, provides advice and resolves any difficulties during the preparation of the corresponding documentation.

k) Capital Market & Investment Banking

Banco Galicia consolidated its position in the Capital Market and Investment Banking by structuring various financial products that are tailored for corporate, SME and agricultural companies. In this regard, the Bank has organized more than 50 transactions in the capital market, with a wide variety of products that included, among others, debt securities, short-term securities, letters and financial trusts.

The issuance of public securities by the City of Buenos Aires for $21,001 million and the ones made by the energy sector for $41,239 million are two of the most important operations that were placed in pesos. In addition to that, the appetite in the market for dollar linked bonds re-emerged during 2020. In that sense, in 2020, the Bank participated in 37 issuances for more than US$1,222 million, mainly from the energy industry and companies linked to the agricultural sector chain. Among the operations placed in Dollars, it is also worth highlighting the issuances for more than US$137 million made by the energy sector and the participation as local Underwriters in the exchanges abroad for both AA 2000 and CGC for US$502 million.

From Investment Banking, and as a consequence of the difficulties faced by many companies as a result of the COVID-19 health crisis and the adverse macroeconomic context, the Bank focused on accompanying its clients by restructuring their liabilities with financing methods according to their needs and in the most sustainable way possible, thus completing more than 10 operations for more than $2,800 million.

l) Benefits

EMINENT benefits

In order to provide a commensurate experience for EMINENT clients, we develop targeted proposals that are in line with the pillars of the EMINENT proposal. This is a value proposition focused on art, sports, fashion, gastronomy, women and family. Besides, this proposal adds a series of experiences related to personal well-being, through the concept of Wellness Life.

Quiero! program

Banco Galicia continues to offer more discounts and benefits, with a catalog of more than 1,500 options in different categories such as: savings, post-purchase, physical products, vouchers, and travel and tourism. The site of Quiero! shows clients relevant offers according to their profile and consumption patterns. This leads to a better experience regarding the redemption of points and makes the program simpler and more assertive. During 2020, 330,000 clients used at least one of the benefits.

Benefits in Plan Z

Naranja has assisted its clients with benefits in Plan Zeta (offering 3, 6, 9 and 12 payment installments), discounts, and special plans and deferred payment offers for the purchase of essential items such as those made in supermarkets, pharmacies, door-to-door services, and gas stations. As restrictions became more flexible, the Bank added other categories to the value proposition and encouraged online consumption through discounts and special payment plans. Benefits were activated for special dates such as Friendship Day, Father’s Day, Children’s Day, Mother’s Day and end-of-year parties in specific categories such as clothing, sports, construction and electro. This year, following the growth of online commerce, Naranja became an official sponsor of Cyber Monday for the first time, introducing itself as a means of payment. This participation had a positive impact on consumption, the negotiation of promotions aimed at online sales, and the positioning of the brand. Naranja communicated over 40 promotions every month, using the strategies of 360° communication approach and considering all types of media, especially the Internet. The Smartes (benefits given on Tuesdays) benefit helped clients obtain a 20% discount and then another discount for another 5% through the seniority promotion at Plan Z. At the end of the fiscal year, 30% of Naranja’s turnover was driven by more than monthly 2,500 promotions that were distributed in 9,500 different points throughout the country.

Quiero! in Naranja

The registration for the Naranja customer loyalty program was launched in May 2020. Some of the most outstanding events included the chance to access Quiero! through the NOL (Naranja Online) and App Naranja channels, the redemption points for discounts on certain items and businesses when using Naranja, the registration of 70% of the most important businesses in the country for the redemption points deal with Naranja, and login/registration functionality at quiero.com.ar through Naranja credentials. At the end of the fiscal year, there were 50,000 Naranja clients and 180,000 clients shared with Banco Galicia.

Naranja X

Since the launch of its prepaid card, Naranja X has been offering specific promotions for new customers and only on particular dates such as HotSale and CyberMonday. In addition, it has fixed discounts for all its customers in the payment of services and purchase of products.

m) MODO

MODO is the new digital payment solution, launched jointly by over thirty public and private banks in the country. This tool allows banked users to make transfers and payments in stores easily and from their cell phones. This virtual wallet allows the user to have an all-in-one app to check balances and transfer and receive money from other users from their bank accounts in other banks.

From the Galicia app, you can access MODO and use the QR code to make payments to affiliated stores. Another feature is the possibility of transferring money to people registered as a contact on your cell phone, without the need to request a Unique Banking Key (Clave Bancaria Uniforme, “CBU”) or an Alias. This alliance is a great step for our clients because they will no longer need their physical wallet and they will have the chance to migrate to digital channels to make their daily transactions as secure, agile, and effective as always.

n) Naranja X

At the end of 2019 Grupo Financiero Galicia launched Naranja X, Naranja’s Fintech arm that is currently part of the Ecosistema NaranjaX.

Naranja X developed an app with an account in Argentine pesos and a prepaid Naranja X Visa card, free of charge, with contactless technology and a vertical design which is new in this country. With this card, it is possible to make purchases and payments at any store or digital platform in the world, add your automatic debits, or withdraw cash through ATMs. Additionally, the app offers the possibility of transferring money immediately between virtual and bank accounts; buying top-ups for your cell phone lines; loading the public transportation card in every Argentine province; paying over 5,000 services; and paying the Naranja account’s statement.

B.4 Selected Statistical Information

You should read this information in conjunction with the other information provided in this annual report, including our audited consolidated financial statements and Item 5. “Operating and Financial Review and Prospects”. We prepared this information from our financial records in conformity with IFRS.

i) Average Balance Sheet and Income from Interest-Earning Assets and Expenses from Interest-Bearing Liabilities

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

The following table shows our consolidated average balances, accrued interest and average yield for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2020, December 31, 2019 and December 31, 2018.

	For the Fiscal Year Ended December 31, 2020			For the Fiscal Year Ended December 31, 2019			For the Fiscal Year Ended December 31, 2018
	Average Balance	Accrued Interest	Average Yield / Rate	Average Balance	Accrued Interest	Average Yield / Rate	Average Balance	Accrued Interest	Average Yield / Rate
	(in millions of Pesos, except otherwise noted)
Interest-Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	155,630	62,430	40.11	166,505	84,883	50.98	93,353	28,708	30.75
Others Debt Securities	1,385	1,015	73.29	1,838	888	48.31	3,541	799	22.56
Total Debt Securities at fair value through profit or loss	157,015	63,445	40.41	168,343	85,771	50.95	96,894	29,507	30.45
Repurchase Transactions	35,871	8,968	25.00	18,170	9,713	53.46	16,479	1,553	9.42
Loans and Other Financing
Loans	491,386	148,539	30.23	587,663	159,351	27.12	631,995	156,764	24.80
Financial Leases	2,324	352	15.15	3,857	761	19.73	5,059	1,227	24.25
Other Loans and Other Financing	2,265	313	13.82	3,317	670	20.20	1,244	589	47.35
Total Loans and Other Financing	495,975	149,204	30.08	594,837	160,782	27.03	638,298	158,580	24.84
Other Interest-Earning Assets	44,279	13,455	30.39	54,603	13,517	24.76	43,578	7,087	16.26

Total Interest-Earning Assets	733,140	235,072	32.06	835,953	269,783	32.27	795,249	196,727	24.74

Interest-Bearing Liabilities
Deposits
Savings Accounts	252,515	14,559	5.77	264,364	11,214	4.24	279,693	6,932	2.48
Time Deposits	243,255	64,910	26.68	234,214	91,922	39.25	228,217	60,042	26.31
Total Interest-Bearing Deposits	495,770	79,469	16.03	498,578	103,136	20.69	507,910	66,974	13.19
Financing Received from the Argentine Central Bank and Other Financial Institutions	19,815	2,505	12.64	38,319	5,054	13.19	42,944	5,498	12.80
Debt Securities and Subordinated Debt Securities	43,921	7,653	17.42	88,146	19,866	22.54	70,300	17,856	25.40
Other Interest-Bearing Liabilities	1,916	293	15.29	13,315	952	7.15	3,393	406	11.97

Total Interest-Bearing Liabilities	561,422	89,920	16.02	638,358	129,008	20.21	624,547	90,734	14.53

Spread and Net Yield
Interest Rate Spread			16.05			12.06			10.21
Cost of Funds Supporting Interest-Earning Assets			12.27			15.43			11.41
Net Yield on Interest-Earning Assets			19.80			16.84			13.33

(*)	Rates include the CER/UVA adjustment.

ii) Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average yield/rate for (i) the fiscal year ended December 31, 2020 compared with the fiscal year ended December 31, 2019 and (ii) the fiscal year ended December 31, 2019, compared with the fiscal year ended December 31, 2018. Differences related to both rate and volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year Ended December 31, 2020 / Fiscal Year Ended December 31, 2019 Increase (Decrease) due to changes in			Fiscal Year Ended December 31, 2019 / Fiscal Year Ended December 31, 2018 Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of Pesos)
Interest Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	(5,267)	(17,186)	(22,453)	30,540	25,635	56,175
Others	(116)	243	127	(65)	154	89

Total Debt Securities at fair value through profit or loss	(5,383)	(16,943)	(22,326)	30,475	25,789	56,264

Repurchase Transactions	(1,642)	897	(745)	175	7,985	8,160
Loans and Other Financing
Loans	(36,117)	25,305	(10,812)	(7,877)	10,464	2,587
Financial Leases	(258)	(151)	(409)	(261)	(205)	(466)
Other Loans and Other Financing	(179)	(178)	(357)	123	(42)	81

Total Loans and Other Financing	(36,554)	24,976	(11,578)	(8,015)	10,217	2,202

Other Interest-Earning Assets	305	(367)	(62)	2,099	4,331	6,430

Total Interest-Earning Assets	(43,274)	8,563	(34,711)	24,734	48,322	73,056

Interest Bearing Liabilities
Deposits
Savings Account	(477)	3,822	3,345	(357)	4,639	4,282
Time Deposits	3,704	(30,716)	(27,012)	1,617	30,263	31,880

Total Interest-Bearing Deposits	3,227	(26,894)	(23,667)	1,260	34,902	36,162

Financing Received from the Argentine Central Bank and Other Financial Institutions	(2,347)	(202)	(2,549)	(617)	173	(444)
Debt Securities and Subordinated Debt Securities	(8,410)	(3,803)	(12,213)	3,614	(1,604)	2,010
Other Interest-Bearing Liabilities	1,995	(2,654)	(659)	633	(87)	546

Total Interest-Earning Assets	(5,535)	(33,553)	(39,088)	4,890	33,384	38,274

The decrease of Ps.34,711 million in interest income for the fiscal year ended December 31, 2020, as compared to the previous year, is primarily attributable to a Ps.43,274 million decrease in the volume of interest-earning assets, partially offset by an increase of Ps.8,563 million in interest income due to an increase in interest rates.

In particular, Ps.22,326 million of the decrease in interest income was due to a decrease in interest income from debt securities measured at fair value through profit or loss. This decrease primarily resulted from a decrease in interest rates earned from Government securities due to a 1,087 basis point (“bps”) decrease in the average interest rate for debts securities, from 50.98% in 2019 to 40.11% in 2020. The average volume of Government securities held by us amounted to Ps.155,630 million for fiscal year 2020, as compared to Ps.166,505 million for the previous fiscal year.

The Ps.11,578 million decrease in interest from loans and other financing was due to a decrease in volume equal to Ps.36,554 million, mainly as a consequence of a decrease in the average volume of loans granted to the private sector. This decrease was partially offset by an increase in interest rates (accounting for Ps.24,976 million), mainly as a result of an increase in the average rate earned by us on loans and other financing provided.

In terms of interest expenses, the Ps.39,088 million decrease for the fiscal year ended December 31, 2020, as compared to the fiscal year ended December 31, 2019, is primarily a result of an increase in the interest rate payable on time deposits of Ps.27,012 million (which increased from 39.25% in 2019 to 26.68% in 2020).

iii) Debt and Equity Securities

The following table shows our holdings of debt and equity securities at the balance sheet dates stated below. Our holdings of Government securities represent mainly holdings of Banco Galicia.

	As of December 31,
	2020	2019
	(in millions of Pesos)
Debt Securities at FV through profit or loss	155,420	89,431

Argentine Government Securities	24,283	9,122
Government Bonds	6,487	472
Provincial Bonds	740	—
City of Buenos Aires Bonds	91	164
Treasury Bills	16,965	8,486
Argentine Central Bank´s Bill	128,325	79,153
Leliq (liquidity Bills)	128,325	79,153
Corporate Securities	2,812	1,156
Debt Securities	2,742	1,028
Debt Securities of Financial Trust	70	128

Other Debt Securities	23,070	25,894

Measured at FV through OCI	4,185	21,669
Argentine Government Securities	4,011	21,669
Government Bonds	3,934	21,573
Treasury Bills	77	—
City of Buenos Aires Bonds	—	96
Argentine Central Bank´s Bill	174	—
Leliq (liquidity Bills)	174	—
Measured at Amortized Cost	18,885	4,225
Argentine Government Securities	17,887	(37)
Government Bonds	17,931	2
Treasury Bills	—	—
Allowance	(44)	(39)
Corporate Securities	994	1,083
Debt Securities	940	582
Debt Securities of Financial Trusts	36	692
Others	18	19
Allowance	—	(210)
International Government Securities	4	3,179
Treasury Bills	4	3,179

Investments in Equity Instruments	5,712	6,201

Domestic	5,655	6,143
International	57	58

Total Debt and Equity Securities	184,202	121,526

As of December 31, 2020, the increase in our holdings of debt and equity securities was mainly a result of an increase in the volume of Government bonds issued by the BCRA that we held. Our government securities issued by the BCRA increased Ps.49,172 million from Ps.79,153 million as of December 31, 2019 to Ps.128,325 million as of December 31, 2020.

The amount of Argentine government securities recorded at fair value as of December 31, 2020 in an amount of Ps.24,283 million corresponded to securities issued by the National Treasury Bills (for Ps.16,965 million), the Government (for Ps.6,487 million), provincial governments (for Ps.740 million) and the City of Buenos Aires (for Ps.91 million).

As of December 31, 2020, our holding of government securities denominated in Dollars was composed of Government bonds recorded at their fair value (for Ps.4,183 million), Government bonds recorded at their amortized cost (for Ps.1 million) and U.S. Treasury Bonds recorded at their amortized cost (for Ps.4 million).

As of December 31, 2019, the amount of Argentine government securities, recorded at fair value amounted to Ps.9,122 million and corresponded to our holdings of debt securities mainly issued by the National Treasury Bills (for Ps.8,486 million), Government bonds (for Ps.472 million) and the City of Buenos Aires (for Ps.164 million).

As of December 31, 2019, the holding of public securities denominated in Dollars was composed mainly of Government bonds recorded at fair value (for Ps.7,090 million), of National Treasury (for Ps.13 million), of Government bonds recorded at their amortized cost (for Ps.2 million) and U.S. Treasury Bonds recorded at their amortized cost (for Ps.4 million) .

All local Government securities, except for the Leliq, which are issued by the BCRA, were issued by the Government, provincial governments or the City of Buenos Aires.

Remaining Maturity and Weighted-Average Yield

The following table analyzes the remaining maturity and weighted-average yield of our holdings of debt securities recorded at amortized cost as of December 31, 2020. Our debt securities portfolio yields do not contain any tax equivalency adjustments.

	Fiscal Year Ended December 31, 2020
		Maturing within 1 year		Maturing after 1 year but within 5 years		Maturing after 5 years but within 10 years		Maturing after 10 years
	Total Book Value	Book Value	Yield (1)	Book Value	Yield	Book Value	Yield (1)	Book Value	Yield (1)
	(in millions of Pesos, except percentages)
Other Debt Securities
Measured at Amortized Cost
Argentine Government Securities	17,931	—	—%	17,912	28.40%	1	16.30%	18	10.50%
Corporate Securities	976	715	47.30%	261	49.80%	—	—%	—	—%
Debt Securities	940	707	47.40%	233	50.30%	—	—%	—	—%
Debt Securities of Financial Trust	36	8	40.00%	28	45.00%	—	—%	—	—%

Total Other Debt Securities Measured at Amortized Cost	18,907	715		18,173		1		18

(1)	Effective yield based on December 31, 2020 quoted market values.

iv) Loan and Other Financing Portfolio

Our total loans and other financing reflect Banco Galicia’s and Tarjetas Regionales’ loan and other financing portfolios including past due principal amounts. Personal loans and credit-card loans are typically loans to individuals granted by Banco Galicia or Naranja. Most of the Naranja’s loans are included under “credit card loans”. Also, certain amounts related to advances, promissory notes, mortgage loans and pledge loans are extended to individuals. However, advances and promissory notes mostly represent loans to companies. The following table analyzes our consolidated loan and other financing activities portfolio.

	As of December 31,
	2020	2019
	(in millions of Pesos)
Principal and Interest

Non-Financial Public Sector	—	9

Argentine Central Bank	13	30

Financial Institutions	14,701	14,697

Non-Financial Private Sector and Residents Abroad (1)
Loans	537,207	492,932
Advances	29,219	21,636
Overdrafts	143,769	102,215
Mortgage Loans	16,486	20,493
Pledge Loans	11,587	4,368
Personal Loans	36,504	37,637
Credit Card Loans	241,793	203,476
Placements in Banks Abroad	1,662	10,721
Pre-financing and financing of exports	29,487	73,430
Other Loans	5,283	(40)
Accrued Interest, Adjustment and Quotation Differences Receivable	23,650	20,755
Documented Interest	(2,233)	(1,759)
Financial Leases	1,855	3,030
Other Financing	9,892	12,630

Non-financial Private Sector and Residents Abroad	548,954	508,592

Total Gross Loans and Other Financing	563,668	523,328

Allowance
Loans Allowance	(36,707)	(34,891)
Financial Leases Allowance	(35)	(60)
Other Financing Allowance	(492)	(233)
Less: Allowances	(37,234)	(35,184)

Total	526,434	488,144

(1)	Categories of loans include:

•	Advances: short-term obligations drawn on by customers through overdrafts.

•	Overdrafts: endorsed promissory notes, notes and other promises to pay signed by one borrower or group of borrowers and factored loans.

•	Mortgage Loans: loans granted to purchase or improve real estate and collateralized by such real estate and commercial loans secured by a real estate mortgage.

•	Pledge Loans: loans secured by collateral (such as cars or machinery) other than real estate, where such collateral is an integral part of the loan documents.

•	Personal Loans: loans to individuals.

•	Credit-Card Loans: loans granted through credit cards to credit card holders.

•	Placements in Banks Abroad: short-term loans to banks abroad.

•	Pre-financing and financing of exports: loans for exports.

•	Other Loans: loans not included in other categories.

•	Documented Interest: discount on notes and bills.

As of December 31, 2020, Grupo Financiero Galicia’s loan and other financing portfolio before allowances for loan and other financing losses amounted to Ps.563,668 million, an 8% increase as compared to the year ended December 31, 2019.

In line with the Government’s measures in order to address the impact of COVID-19, the BCRA issued some regulations related to financing, including loans with reduced rates and for production lines (for further information please see “Argentine Banking Regulations” – “Financing Loans for Economic Development”, below). Out of total loans, there are Ps.11.739 million that corresponded to financing lines for productive investment of small and medium companies. As of December 31, 2020, there are Ps.19,689 million that corresponded to loans with reduced rate (between 0% and 24%).

Maturity Composition of the Loan Portfolio

The following table sets forth an analysis by type of loan and time remaining to maturity of our loan portfolio as of December 31, 2020.

	As of December 31, 2020
	In 1 year or less	After 1 year through 5 years	After 5 years through 15 years	After 15 years	Total at December 31, 2020
	(in millions of Pesos)
Variable Rates
Non-Financial Private Sector and Residents Abroad	22,215	15,979	282	—	38,476
Loans	22,215	15,979	282	—	38,476
Advances	1,100	—	—	—	1,100
Overdrafts	15,808	11,468	136	—	27,412
Mortgage Loans	2,896	3,435	146	—	6,477
Pledge Loans	77	166	—	—	243
Personal Loans	2,290	910	—	—	3,200
Pre-financing and financing of exports	44	—	—	—	44

Total Variable Rate	22,215	15,979	282	—	38,476

Fixed Rates
Financial Institutions	13,488	627			14,115
Non-Financial Private Sector and Residents Abroad	420,502	45,289	481	14	466,286
Loans	420,502	45,289	481	14	466,286
Advances	28,116	3	—	—	28,119
Overdrafts	108,486	7,864	7	—	116,357
Mortgage Loans	1,112	1,468	37	11	2,628
Pledge Loans	8,394	2,947	—	3	11,344
Personal Loans	14,121	15,099	437	—	29,657
Credit Card Loans	239,738	2,055	—	—	241,793
Placements in Banks Abroad	1,662	—	—	—	1,662
Pre-financing and financing of exports	13,590	15,853	—	—	29,443
Other Loans	5,283	—	—	—	5,283

Total Fixed Rate	433,990	45,916	481	14	480,401

Adjustable Rate
Financial Institutions	586	—	—	—	586
Non-Financial Private Sector and Residents Abroad	4,362	6,309	357	—	11,028
Loans	4,362	6,309	357	—	11,028
Mortgage Loans	1,615	5,409	357	—	7,381
Personal Loans	2,747	900	—	—	3,647

Total Adjustable Rate	4,948	6,309	357	—	11,614

Total Loan	461,153	68,204	1,120	14	530,491
Accrued Interest, Adjustment and Quotation Differences Receivable	23,650	—	—	—	23,650
Documented Interest	(2,233)	—	—	—	(2,233)
Allowance	(36,707)	—	—	—	(36,707)

TOTAL	445,863	68,204	1,120	14	515,201

(1)	Interest and the UVA/CER adjustment were assigned to the first month.

v) Credit Review Process

Credit risk is the potential for financial loss resulting from the failure of a borrower to honor its financial contractual obligations. Our credit risk arises mainly from Banco Galicia’s and Naranja’s lending activities, and from the fact that, in the normal course of business, these subsidiaries are parties to certain transactions with off-balance sheet treatment and associated risk, mainly commitments to extend credit and guarantees granted. See also Item 5. “Operating and Financial Review and Prospects”—A. “Operating Results”— “Off-Balance Sheet Arrangements”.

Our credit approval and credit risk analysis is a centralized process based on balancing a variety of factors. In undertaking credit approval and credit risk analyses, the Bank’s risk management, credit and origination divisions, both with respect to retail and wholesale businesses, efficiently work together to management asset quality, proactively management problem loans, aggressive charge-offs for uncollectible loans, and adequate loan loss provisioning. These processes also include the update of financial models to measure portfolio risk at operational and customer levels, facilitating the detection of defaulting, or potentially defaulting, loans and losses associated therewith, which allows for the proactive management of the same in order to prevent portfolio deterioration, enabling appropriate protection of our assets.

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

The mission of the Risk Division is comprised of the following activities:

•	actively and comprehensively managing and monitoring the risks taken by Banco Galicia and its subsidiaries, ensuring compliance with internal policies and regulations in force;

•	keeping the Board of Directors informed of the risks faced by the Bank, proposing how to deal with such risks;

•	helping to strengthen a risk management culture;

•	establishing the risks, the Bank is willing to take and designing policies and procedures to monitor, control and mitigate the same;

•	escalating deviations from internal policies to the Bank’s General Division; and

•	managing the evaluation process of available financing capabilities and required capital resources to maintain an appropriate risk profile.

The Risk Division’s responsibilities include:

•	ensuring action and contingency plans are in place to address any deviations from acceptable thresholds for risks posing a threat to business continuity;

•	recommending the most suitable methodologies for the Bank to measure identified risks;

•	guaranteeing that the launching of any new product includes a previous assessment of potential risks involved;

•	providing technical support and assisting the Management Division regarding risk management;

•	developing and proposing the strategies for credit and credit-granting policies; and

•	managing and monitoring the credit origination processes, follow-up and control thereof, and the recovery of past-due loans.

Banco Galicia complies with all regulatory requirements set forth by Law No.25,246, as amended, Resolution No.30/2017, as amended, issued by the Financial Information Unit (the “UIF”) and BCRA’s Communication “A” 6399, as supplemented and/or amended.

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

Naranja

Credit Risk

Credit risk for Naranja arises from a variety of factors, including credit risk related to failures to pay by entities that Naranja lends money to and failures to pay outstanding credit card balances by individual clients that hold credit cards with Naranja.

With respect to investments, Naranja evaluates its credit risk or exposure pursuant to an investment and credit evaluation policy. In accordance with this policy, the Company (i) has certain internal credit risk rating requirements that any company in which it invests must meet, (ii) requires certain debt to equity ratios be maintained by any company to which it lends money and (iii) has upper limits on the amount that it will invest in any given company.

The Company actively monitors the creditworthiness of its clients to minimize its overall exposure to their credit risk. The Company uses the following tools to evaluate and manage the creditworthiness of its clients:

•	statistical models that determine the amount of credit that

•	Naranja is comfortable extending to a client based on the client’s specific financial situation;

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

Below is a detail of the percentage limits and nominal caps assigned to each risk segment.

	Monthly Balance Limit			Long-term Purchase Limit			Total Credit Limit
Risk Segment	Income%	Floor in Ps.	Top	Income %	Floor in Ps.	Top	Income %	Floor in Ps.	Top
A (Lowest)	100	14,000	75,000	160	5,000	180,000	200	5,000	210,000
B	90	11,000	55,000	150	4,500	12,000	180	4,500	150,000
C	80	9,000	44,000	140	4,000	75,000	170	4,000	95,000
D	70	7,000	31,000	120	3,500	50,000	150	3,500	60,000
E (Highest)	60	6,000	15,000	100	3,000	35,000	120	3,000	40,000

Naranja reviews such credit limits on a daily basis and a credit limit may be automatically increased for eligible cardholders meeting certain requirements, including payment history. In addition, Naranja reviews cardholders’ applications for increases in the monthly limit and may, in its sole discretion, increase such limits based on the individual customer’s payment history and total income level.

Credit cards are extended to clients active in a wide range of business sectors. As such, the Company maintains a diversified portfolio of risk exposure based on economic fluctuations.

vi) Financial Instruments Classification and Loss Provisions

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

Financial Instruments Classification

Grupo Galicia classifies its financial instruments into the following groups: (i) retail loans, (ii) retail-like loans, (iii) wholesale loans and (iv) Naranja.

Each subsidiary of Grupo Galicia classifies financial instruments subject to impairment under IFRS 9 in stages, as follows:

•

Stage 1: With respect to retail portfolios, Stage 1 includes every financial instrument up to 31 days past due. With respect to wholesale portfolios, Stage 1 includes every client whose BCRA situation indicates a normal status (rating A) (i.e. low risk of bankruptcy).

•	Stage 2: This stage includes financial assets for which a significant increase in credit risk has been identified. This stage considers two groups:

•	For retail and retail like Portfolios between 31 and 90 days past due. For wholesale it considers credit ratings for which the risk of default has increased significantly.

•	Probability of Default or Score with impairment risk.

•

Stage 3: For all portfolios, Stage 3 includes every client whose BCRA situation indicates a serious risk of bankruptcy (ratings C, D, E). With respect to retail portfolios, Stage 3 also includes financial instruments that are 90 or more days past due.

See the Argentina Central Bank Classification, on —“Argentine Banking Regulation”— “Loan Classification System”.

Definition of Default

A financial instrument is considered to be in default whenever payment is more than 90 days past due, or if Grupo Galicia believes that the amount due will not be repaid in full. The credit analysis for wholesale loans is not the same as for retail loans and Grupo Galicia’s definition of default with respect to wholesale portfolios is based on a credit analysis of the individual borrower. The definition of default is applied consistently to produce models for the Probability of Default, Exposure at Default and Loss Given Default in Grupo Galicia’s expected loss calculations:

•	Probability of Default (“PD”): This is the likelihood of a borrower defaulting on its financial obligation, either over the next 12 months or during the remaining term of the obligation.

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

Post-model adjustments

Since March 2020, the BCRA implemented a series of measures to reduce the economic consequences of COVID-19 pandemic, among which are the deferral of payments and suspension of the collection of punitive interest in case of default in payments of loan installments, being the credit cards loans excluded from this benefit.

Thus, considering the adverse economic context that the country is going through, borrower credit uncertainty and measures issued by the BCRA, the management recognized an additional credit loss allowance to that obtained through the statistical model of ECL on the deferred loan portfolio amounts, which shows the potential impairment due to the macroeconomic context, once the implemented measures are lifted for the BCRA.

The management measured the additional impact on the allowance from the estimation of the expected credit loss of loan portfolios which have deferred payments, based on new PD estimated depending on actual past due date (without deferrals) and the projected performance of the affected products, modifying the staging classification through a “Lifetime Adjustment”.

vii) Credit Risk Exposure of Financial Instruments

The following table sets forth the credit risk exposure of financial instruments for which an ECL allowance is recognized.

	Retail Portfolio
	December 31, 2020
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	115,541	47,518	—	163,059
1-30	1,378	1,165	1,509	4,052
31-60	—	998	49	1,047
61-90	—	561	95	656
Default	—	—	5,557	5,557

Gross Carrying amount	116,919	50,242	7,210	174,371
Loss allowance	(4,954)	(12,628)	(5,894)	(23,476)

Net Carrying amount	111,965	37,614	1,316	150,895

Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				3.19%
Allowance for Financial Instruments as a Percentage of Default				422.46%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				11.98%

	Retail like Portfolio
	December 31, 2020
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	104,800	12,160	962	117,922
1-30	969	542	218	1,729
31-60	—	210	6	216
61-90	—	45	16	61
Default	—	—	1,187	1,187

Gross Carrying amount	105,769	12,957	2,389	121,115
Loss allowance	(559)	(2,131)	(1,832)	(4,522)

Net Carrying amount	105,210	10,826	557	116,593

Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				0.98%
Allowance for Financial Instruments as a Percentage of Default				380.96%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				4.03%

	Wholesale Portfolio
	December 31, 2020
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
A	263,742	12,557	—	276,299
B1	—	1,002	—	1,002
Default	—	—	796	796

Gross Carrying amount	263,742	13,559	796	278,097
Loss allowance	(1,960)	(623)	(607)	(3,190)

Net Carrying amount	261,782	12,936	189	274,907

Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				0.29%
Allowance for Financial Instruments as a Percentage of Default				400.75%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				1.50%

	Naranja
	December 31, 2020
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	85,989	1,004	263	87,256
1-30	3,232	226	56	3,514
31-60	—	853	48	901
61-90	—	373	30	403
Default	—	—	1,975	1,975

Gross Carrying amount	89,221	2,456	2,372	94,049
Loss allowance	(3,708)	(589)	(1,848)	(6,145)

Net Carrying amount	85,513	1,867	524	87,904

Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				2.10%
Allowance for Financial Instruments as a Percentage of Default				311.14%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				5.02%

	Retail Portfolio
	December 31, 2019
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	106,961	39,205	1,242	147,408
1-30	2,127	2,070	252	4,449
31-60	—	1,718	222	1,940
61-90	—	719	375	1,094
Default	—	—	5,829	5,829

Gross Carrying amount	109,088	43,712	7,920	160,720
Loss allowance	(5,514)	(2,555)	(6,230)	(14,299)

Net Carrying amount	103,574	41,157	1,690	146,421

Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				3.63%
Allowance for Financial Instruments as a Percentage of Default				245.31%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				6.06%

	Retail like Portfolio
	December 31, 2019
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	44,985	5,851	677	51,513
1-30	1,779	725	225	2,729
31-60	—	218	87	305
61-90	—	234	202	436
Default	—	—	3,318	3,318

Gross Carrying amount	46,764	7,028	4,509	58,301
Loss allowance	(480)	(199)	(3,424)	(4,103)

Net Carrying amount	46,284	6,829	1,085	54,198

Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				5.69%
Allowance for Financial Instruments as a Percentage of Default				123.66%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				8.14%

	Wholesale Portfolio
	December 31, 2019
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
A	280,598	7,743	—	288,341
B1	—	514	—	514
Default	—	—	6,639	6,639

Gross Carrying amount	280,598	8,257	6,639	295,494
Loss allowance	(679)	(302)	(6,116)	(7,097)

Net Carrying amount	279,919	7,955	523	288,397

Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				2.25%
Allowance for Financial Instruments as a Percentage of Default				106.90%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				2.64%

	Naranja
	December 31, 2019
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	60,763	724	356	61,843
1-30	3,314	217	122	3,653
31-60	—	1,656	104	1,760
61-90	—	856	63	919
Default	—	—	7,597	7,597

Gross Carrying amount	64,077	3,453	8,242	75,772
Loss allowance	(2,755)	(958)	(6,379)	(10,092)

Net Carrying amount	61,322	2,495	1,863	65,680

Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				10.03%
Allowance for Financial Instruments as a Percentage of Default				132.84%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				10.49%

Under BCRA rules, we are required to cease the accrual of interest or to establish provisions equal to 100% of the interest earned on all loans pertaining to the non-accrual loan portfolio, meaning, all loans to borrowers in Stage 3.

The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	December 31,
	2020	2019	2018
	(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	2,235	4,036	1,248
Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	112	202	63

(1)	Recorded under “Other operating income”.

viii) Loss Experience

The following tables present the changes in the loss allowance between December 31, 2019 and December 31, 2020 and the changes in the loss allowance between December 31, 2018 and December 31, 2019.

	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2019	9,428	4,014	22,149	—	35,591
Inflation effect	(4,039)	(3,267)	(7,276)	—	(14,582)
Movements with P&L Impact	—	—	—	—	—
Transfer from Stage 1 to Stage 2	(667)	667	—	—	—
Transfer from Stage 1 to Stage 3	(267)	—	267	—	—
Transfer from Stage 2 to Stage 1	422	(577)	155	—	—
Transfer from Stage 2 to Stage 3	174	(536)	362	—	—
Transfer from Stage 3 to Stage 1	290	—	(290)	—	—
Transfer from Stage 3 to Stage 2	—	447	(447)	—	—
New Financial Assets Originated or Purchased	4,487	1,097	3,099	—	8,683
Changes in PDs/LGDs/EADs	1,467	1,557	1,273	—	4,297
Changes to model assumptions and methodologies	1,340	11,186	3,686	—	16,212
Foreign exchange and other movements	1,985	2,357	1,146	—	5,488
Other movements with no P&L impact	—	—	—	—	—
Write-offs and other movements	(3,439)	(974)	(13,943)	—	(18,356)

Loss allowance as of December 31, 2020	11,181	15,971	10,181	—	37,333

	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2018	9,989	9,461	13,603	—	33,053
Inflation effect	(4,872)	(3,846)	(8,172)	—	(16,890)
Movements with P&L Impact	—	—	—	—	—
Transfer from Stage 1 to Stage 2	(879)	879	—	—	—
Transfer from Stage 1 to Stage 3	(224)	—	224	—	—
Transfer from Stage 2 to Stage 1	1,664	(1,664)	—	—	—
Transfer from Stage 2 to Stage 3	—	(1,422)	1,422	—	—
Transfer from Stage 3 to Stage 2	—	120	(120)	—	—
Transfer from Stage 3 to Stage 1	43	—	(43)	—	—
New Financial Assets Originated or Purchased	2,323	2,287	10,603	—	15,213
Changes in PDs/LGDs/EADs	1,635	119	5,822	—	7,576
Changes to model assumptions and methodologies	(745)	261	647	—	163
Foreign exchange and other movements	2,043	364	4,300	—	6,707
Other movements with no P&L impact	—	—	—	—	—
Write-offs and other movements	(1,549)	(2,545)	(6,137)	—	(10,231)

Loss allowance as of December 31, 2019	9,428	4,014	22,149	—	35,591

ix) Deposits

The following table sets out the composition of our deposits as of December 31, 2020 and December 31, 2019.

	As of December 31,
	2020	2019
	(in millions of Pesos)
Deposits in pesos
Checking Accounts	105,028	91,984
Savings Accounts	182,972	80,995
Time Deposits	208,713	157,928
Time Deposits UVA	5,565	1,021
Other Deposits (1)	1,980	2,311
Plus: Accrued Interest, Quotation Differences Adjustment	5,877	6,845

Total Deposits in pesos	510,135	341,084

Deposits in foreign currency
Savings Accounts	182,972	160,464
Time Deposits	208,713	33,122
Other Deposits (1)	1,980	1,277
Plus: Accrued Interest, Quotation Differences Adjustment	5,877	86

Total Deposits in foreign currency	399,542	194,949

Total Deposits	909,677	536,033

(1)	Includes other deposits originated by Decree No.616/05, reprogrammed deposits under judicial proceedings and other demand deposits.

As of December 31, 2020, our consolidated deposits increased 26% as compared to December 31 2019, mainly as a result of a Ps.101,977 million increase in deposits in peso denominated savings accounts and a Ps.50,785 million increase in deposits in time deposits denominated in pesos. These increases were mainly due to deposits received by Banco Galicia.

For more information, see Item 5. “Operating and Financial Review and Prospects” – A.“Operating Results”- “Funding”.

The following table provides a breakdown of our consolidated deposits by contractual term and currency of denomination as of December 31, 2020.

	December 31, 2020
	Within 3 Months	After 3 Months but Within 3 Months	After 6 Months but Within 12 Months	1 year	After 1 but Within 5 years	Total
	(in millions of Pesos, except percentages)
Deposits in pesos
Savings Accounts	180,178	—	—	180,178	—	180,178
Checking Accounts	108,279	—	—	108,279	—	108,279
Time Deposits	207,438	873	387	208,698	14	208,712

Total deposits in pesos	495,895	873	387	497,155	14	497,169

Deposits in pesos + UVA adjustment						—
Savings Accounts	1,437	—	—	1,437	—	1,437
Time Deposits	5,286	274	78	5,638	14	5,652

Total deposits in pesos + UVA adjustment	6,723	274	78	7,075	14	7,089

Deposits in foreign currency						—
Savings Accounts	98,580	—	—	98,580	—	98,580
Checking Accounts	36,460	—	—	36,460	—	36,460
Time Deposits	27,128	2,023	1,915	31,066	63	31,129

Total deposits in foreign currency	162,168	2,023	1,915	166,106	63	166,169

Total deposits	664,786	3,170	2,380	670,336	91	670,427

Savings Accounts	280,195	—	—	280,195	—	280,195
Checking Accounts	144,739	—	—	144,739	—	144,739
Time Deposits	239,852	3,170	2,380	245,402	91	245,493

(1)	Only principal. Includes the UVA adjustment.

The chart above shows that the highest concentration of maturities for time deposits was in the period of up to 89 days, representing 97,7% of total time deposits. As of December 31, 2020, the average term for the raising of non-adjusted Peso-denominated time deposits was 41 days, for UVA-adjusted deposits the average term was 195 days and for those in foreign currency the term was about 54 days. Foreign currency-denominated deposits, equal to Ps.166,106 million, represented 24,8% of total deposits.

x) Regulatory Capital

Grupo Financiero Galicia

Grupo Financiero Galicia and some of its subsidiaries are regulated by the Argentine General Corporations Law. Section 186 of the General Corporations Law.

Grupo Financiero Galicia’s capital adequacy is not regulated by the BCRA, however Grupo Financiero Galicia is required to comply with the minimum capital requirement established by the General Corporations Law. On October 8, 2012, through Decree No.1331/12, such amount was established as Ps.100,000.

Banco Galicia

With respect to regulatory capital, Banco Galicia must comply with the regulations set forth by the BCRA. These regulations are based on the Basel Committee methodology, which provides the minimum capital requirements for financial institutions to cover the different risks inherent to its business activity and assets, such as credit risk, generated both by exposure to the private sector and to the public sector; operational risk (generated by the losses resulting from the non-adjustment or failures of internal processes) and market risk (generated by positions in securities and in foreign currency).

Computable capital is divided as follows:

•

Computable regulatory capital is divided into Basic Shareholders’ Equity (Tier I Capital) and Supplementary Shareholders’ Equity (Tier II Capital). Deductible items generally fall within Basic Shareholders’ Equity.

•	Intangible assets and deferred tax asset credit balances should be deducted from the calculation of computable capital.

•	Results for a given period are part of Basic Shareholders’ Equity (Income: 100% of audited results, 50% of unaudited results; Losses: 100%).

•

Supplementary Shareholders’ Equity includes 100% of the allowance for the portfolio in normal situation (up to the limit of 1.25%) and for subordinated notes, with respect to which, as from each of the last five years of each issuance term, the computable amount shall be reduced by 20% of the face value issued.

The following percentages apply in determining minimum capital requirements:

•	Loans in Pesos to the Non-financial Public Sector: 0%.

•	Property, Plant and Equipment and Miscellaneous Assets: 8%.

•	Family Mortgage Loans: 35% over 8%, if the amount does not exceed 75% of the asset value.

•	Retail Portfolio: 75% over 8%.

The following table sets forth the capital required in accordance with the BCRA regulations in force for each period indicated below.

	December 31,
	2020	2019
	(in millions of Pesos, except percentages)
Minimum capital required (A)
Allocated to Credit Risk	42,458	29,149
Allocated to Market Risk	1,419	905
Allocated to Operational Risk	12,192	7,608

Total minimum capital required (A)	56,069	37,662

Computable Capital (B)
Tier I	129,584	61,393
Tier II	27,477	19,392

Total computable capital (B)	157,061	80,785

Excess over Required Capital (B)-(A)	100,992	43,123

Risk assets	685,407	459,900
Ratios (%)
Equity / Total assets	15.76	13.07
Excess / Minimum capital required	180.12	114.50
Total Capital Ratio(1)	22.92	17.57
Tier I Capital Ratio	18.91	13.35

(1)	Total computable capital / risk weighted assets credit, market and operational risks.

As of December 31, 2020, the Bank’s computable capital amounted to Ps.157,061 million, Ps.100,992 million which was 180% higher than the Ps.56,069 million minimum capital requirement. As of December 31, 2019, this excess amounted to Ps.43,123 million which was 115% higher than the minimum capital requirement.

As of December 31, 2020, the minimum capital requirement increased by Ps.18,407 million as compared to December 31, 2019, mainly because the value of risk weighted assets are now being adjusted to inflation. Computable capital increased by Ps.76,276 million as of December 31, 2020 as compared to December 31, 2019, primarily as consequence of the increase in the results generated during the fiscal year by Banco Galicia and to an increase in the Banco Galicia’s shareholders’ equity, all of these as a result of the inflation adjustment to both values. Banco Galicia’s total capital ratio was 22.92%, increasing 535 bps as of December 31, 2020 as compared to 17.57% as of December 31, 2019.

Ecosistema NaranjaX

Since the companies from Ecosistema NaranjaX are not financial institutions, their capital adequacy is not regulated by the BCRA. Tarjetas Regionales and its subsidiaries have to comply with the minimum capital requirement established by the Corporations Law, which was Ps.100,000 for 2020.

Naranja Digital is a financial institution class “C” and for that condition is regulated by the BCRA and has to comply with the minimum capital requirement establish by the BCRA.

Minimum Capital Requirements of Insurance Companies

The insurance companies controlled by Sudamericana must meet the minimum capital requirements set by General Resolution No.39,957 of the National Insurance Superintendency. This resolution requires insurance companies to maintain a minimum capital level equivalent to the highest of the amounts calculated as follows:

(a)	By line of insurance: this method establishes a fixed amount by line of insurance.

•	For vehicle insurance: Ps.80 million.

•	For motorcycle insurance: Ps.48 million.

•	Joint operation for vehicles and motorcycles insurance: Ps.96 million

•	Civil liability for public transportation vehicles / Labor insurance / retirement insurance: Ps.80 million

•

Civil and air navigation liability insurance / warranty and credit default insurances /general damage insurance / personal insurances including life insurance (individual and joint policies, which do not require a technical reserve), burial insurance, personal accident insurance, health insurance: Ps.24 million

•	Environmental insurance: Ps.16 million

•	Joint operation of Vehicles and motorcycles insurance, Civil and air navigation liability insurances, Warranty and credit default insurance and damage insurance: Ps.120 million

•	Burial insurance: Ps.12 million

•	Life insurance (Individual and Collective, which requires a technical reserve: Ps.24 million

(b)

By premiums and additional fees: to use this method, Sudamericana must calculate the sum of the premiums issued and additional fees earned in the last 12 months. Based on the total, Sudamericana must calculate 16% of such amount. Finally, it must adjust the total by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must not be lower than minimum capital requirements required for a particular line of insurance as set forth above in (a).

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

As of December 31, 2020, the computable capital of the companies controlled by Sudamericana exceeded the minimum requirement of Ps.1,067 million by Ps.167 million.

Sudamericana also owns Galicia Broker, a company dedicated to brokerage in different lines of insurance that is regulated by the guidelines of the Corporations Law, which provided for a minimum capital requirement of Ps.100,000.

B.5 Government Regulation

i) General

All companies operating in Argentina must be registered with the Argentine Public Registry of Commerce. In addition, any company with publicly issued equity or debt securities is subject to the rules and regulation of the CNV. Further, financial entities, such as Grupo Financiero Galicia and Banco Galicia, are subject to BCRA regulations. As public issuers of securities in Argentina, Grupo Financiero Galicia and Banco Galicia must comply with the disclosure, reporting, governance and other rules applicable to such companies in the markets in which they are listed and those of regulators in the countries in which they are listed, including the Capital Markets Law (as amended by the Productive Financing Law No. 27,440 and including Decree No. 471/2018), Law No.20,643, the Decrees No.659/1974 and No.2220/1980 (as amended by Decree No. 572/1996), and CNV’s General Resolution No.622/2013 (as amended and/or supplemented, the “CNV Rules”).

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

Banco Galicia’s operating subsidiaries are also subject to the following laws: Law No.27,442 (the Competition Defense Law or, in Spanish “Ley de Defensa de la Competencia”), Decree No. 274/2019 that repeals the Fair Business Practice Law (No. 22,802) and the Consumer Protection Law No. 24,240, as amended (or, in Spanish “Ley de Protección del Consumidor”).

As a financial service holding company, we do not have a specific institution that regulates our activities. Our banking and insurance subsidiaries are regulated by different regulatory entities. The BCRA is the main regulatory and supervising entity for Banco Galicia.

The banking industry is highly regulated in Argentina. Banking activities in Argentina are regulated by Law No.21,526, as amended (the “FIL”), which places the supervision and control of the Argentine banking system in the hands of the BCRA. The BCRA regulates all aspects of financial activity. See “Argentine Banking Regulation” below.

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

Sudamericana’s insurance subsidiaries are regulated by the National Insurance Superintendency and Laws No.17,418, as amended and modified by Law No.20,091. Galicia Broker is regulated by the National Insurance Superintendency, through Law No.22,400, as amended.

Naranja and the credit card activities of Banco Galicia are regulated by the Credit Card Law No. 25,065, as amended. Both the BCRA and the Secretary of Domestic Trade have issued regulations to, among other things, enforce public disclosure of companies’ pricing (fees, interest rates, and advertising) in order to ensure consumer awareness of such pricing. See “Credit Cards Regulation”.

On January 6, 2002, the Argentine Congress enacted Law No.25,561 (as amended and supplemented, the “Public Emergency Law” or in Spanish “Ley de Emergencia Pública”), which, together with various decrees and BCRA rules, provided for the principal measures with which to manage the 2001-2002 financial crisis, including Asymmetric Pesification and eliminating the requirement that the BCRA’s reserves in gold, foreign currency and foreign currency denominated debt be at all times equivalent to 100% of the monetary base, among others. The Argentine Government did not extend the term of the Public Emergency Law that was previously extended on an annual basis. However, on December 14, 2016, the Argentine Congress enacted Law No. 27,345, which extended the state of emergency on social matters until December 31, 2019. Additionally, on September 30th ,2019, the Argentine Congress enacted Law No. 27,519, which extends the state of national nutrition emergency until December 31, 2022, whereby the Government must ensure the nutrition of its population with state funds.

On December 23, 2019, the Argentine Congress enacted Law No.27,541 (the “Social Solidarity and Productive Reactivation Law” or, in Spanish “Ley de Solidaridad Social y Reactivación Productiva”), which declared yet again a public emergency in relation to certain economic, financial, fiscal, and social matters, among others. The goal of this law is to manage Argentina’s public debt and public spending in a sustainable manner. During 2020, due to the coronavirus pandemic (COVID – 19), many of the provisions of the Social Solidarity and Productive Reactivation Law were amended in order to address the economic and social consequences on Argentine citizens of the Country’s strictly enforced quarantines (such as, for example, providing tax benefits to certain sectors especially affected by the COVID – 19 pandemic and the extension of the health emergency, among others).

On February 12, 2020, the Argentine Congress enacted Law No. 27,544 (the “Law on the Restoration of the Sustainability of Public Debt Issued under Foreign Law” or, in Spanish “Ley de Restauración de la Sostenibilidad de la Deuda Pública”), which granted the Argentine Executive Branch broad powers to negotiate and to restructure public debt issued currently held by the Government and governed by laws other than the laws of Argentina.

ii)Foreign Exchange Market

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

Within this context, on February 8, 2002, through Decree No. 260/2002, as amended by Decree No. 27/2018, the Argentine Executive Branch established (i) a single and free-floating foreign exchange market (a “MULC”, or “Mercado Único y Libre de Cambios”) through which all foreign exchange transactions in a foreign currency must be conducted, and (ii) that foreign exchange transactions in a foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among the contracting parties, subject to the requirements and regulations imposed by the BCRA.

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

In February 2017, the former Ministry of Economy and Public Finance issued Resolution No. 1/2017, which reduced the “Minimum Stay Period” described above to zero days. As of July 1, 2017, with the issuance of Communication “A” 6244, the foreign exchange rules and regulations described above were reversed. In the same sense, the Government issued Decree 27/2018 by which it modified the denomination of the “MULC”, or “Mercado Único y Libre de Cambios” to “MLC” or “Mercado Libre de Cambios” (the “MLC”)

On September 1, 2019, the Government issued Decree No. 609/19 (as later amended by Decree No. 91/19 on December 28, 2019), setting forth certain controls and restrictions on the acquisition, sale, and transfer of foreign currency, applicable to both individual persons and legal entities in Argentina. This decree also enabled the BCRA to establish, through regulations, the necessary measures to avoid “practices and operations aimed at avoiding, through public titles or other instruments” the restrictions set forth by the decree. In furtherance of such decree, since its date of implementation the BCRA has adopted a series of measures that regulate the MLC, which are all included in the Amended and Restated Text on Foreign Exchange (the “FX Regulatory Framework”).

Inflow of Funds:

Export of goods, provision of services, and sales of non-financial, non-locally produced assets: Funds entering into Argentina from (i) the export of Argentine goods, (ii) the provisions of services to a non-resident by a resident and (iii) payments received from the sale of non-financial, non-locally produced assets are required to enter through the MLC, be converted into Pesos, and be deposited into a local bank account, all within specifically prescribed periods

Payments received from outstanding loans, payment of amounts earned from term deposits or payments received from the sale of any type of asset that is granted, set up or acquired after May 28, 2020: Furthermore, by means of Communication “A” 7030 (as amended), the BCRA set forth that, in order to grant their clients access to the MLC, financial entities must first request from such clients an affidavit stating, among others, that such client will agree to transfer into Argentina and convert into local currency through the MLC within five business days, any funds received abroad arising from payments received from outstanding loans, payments of amounts earned from term deposits held outside of Argentina or payments received from the sale of any type of asset (e.g. shares, securities, goods, etc.) outside of Argentina in case such loans, deposits or assets were granted, set up or acquired after May 28, 2020.

Offshore financial indebtedness: Regarding offshore financial debts, the Argentine borrower receiving the foreign funds must convert such funds into Argentine Pesos in order to be able to access the MLC in the future for the payment of principal and interest payments when due on the foreign debt.

Outflow of Funds:

General Requirements: By means of Communication “A” 7030 (as amended from time to time) effective as of May 28, 2020, the BCRA introduced additional controls, limitations, and restrictions on foreign exchange operations. In this sense, in addition to the specific requirements that a foreign exchange transaction must meet in order for the payee to access the MLC, this law set forth broad new requirements of general application to most foreign exchange transactions, with some minor exceptions. In particular, in order to grant their clients access to the MLC, Argentine financial entities must first request from their clients an affidavit stating that: (i) all of its foreign currency holdings in Argentina are deposited in local financial entities; (ii) at the beginning of the day on which the affidavit is provided, the client does not have more than US$100,000 as “available foreign liquid assets” unless it is allowed to have more based on certain exceptions; (iii) it agrees that it will transfer into Argentina and convert into local currency in the MLC within 5 business days, any funds received abroad arising from payments received on outstanding loans, amounts earned on term deposits, or amounts received from sales of any type of assets; in each case, if such loans, deposits or assets were granted, constituted or acquired after May 28, 2020; and (iv) it has not sold securities with settlement in foreign currency or transferred them to international depository agencies abroad during the prior 90 calendar days, and will not engage in such activity on the date of the affidavit and within the same period or within 90 days following the date thereof.

Additionally, through Communication “A” 7200, the BCRA created the “Registry on foreign exchange information of exporters and importers of goods”, in which certain import and export companies that are specifically included in the list published under Communication “C” 89476 must be registered no later than April 30, 2021 as a condition to access the MLC for the outflow of funds as of May 1, 2021.

Import of Goods. The FX Regulatory Framework establishes the possibility for Argentine residents to access the MLC in order to pay amounts that they owe for the import of goods. Two different scenarios are contemplated. First, in most cases and where the cases are specifically covered in the FX Regulatory Framework, financial entities may grant their clients access to the MLC in order to pay for the import of goods if such goods have already been registered with the customs office and so long as certain requirements set forth in the FX Regulatory Framework are met (cases that are not specifically covered in the FX Regulatory Framework require the BCRA’s prior approval and registration with the customs office is not sufficient). In addition various quantitative and other limitations for the payment of various imports of goods and repayment of the principal of debt incurred in order to pay for certain imports of goods were set under Communication “A” 7030, as amended from time to time (these limitations are set to expire on June 30. 2021 unless such deadline is extended). Second, in respect of payments for imports of goods whose customs registration is pending as well as for payments in advance of receipt of the imported good, payments upon demand against review of the shipping documents and for the cancellation of commercial guarantees for imports of goods granted by local financial entities, access to the MLC can still be achieved so long as certain requirements are met. In addition, entities gaining access to the MLC in this manner must file supporting documentation proving they meet the requirements at the time that they make the payment to the foreign supplier of the import. Further, if a payment is made in advance of actual receipt of the imported goods, the payor must file certain custom documents showing the actual import of the good within 90 days of the advance payments being made. Finally, entities may also grant their clients access to the MLC for the payment of interest payments on outstanding debts so long as the transaction is declared in the “Foreign assets and liability informative regime”.

The BCRA’s prior authorization is required for the payment of commercial debts when importing goods into the country or purchasing foreign goods (i.e. at least 3 business day in advance of the necessary authorization). Moreover, certain special regimes that are applicable to special products, or financings of purchase facilities are established (i.e., leasing agreements, companies responsible for the purchase of medicine for patients, local governments for infrastructure works, supplies and goods for certain industries, etc.).

Offshore Services. Financial entities may grant their clients access to the MLC for the payment of services provided that such provision of services was previously reported, if applicable, in the last presentation of the “Foreign assets and liability informative regime”. With certain exceptions, the BCRA’s prior authorization is required to make payments prior to their scheduled due date, or to make payments to offshore related companies. Financial entities may also grant access to the MLC for the making of interest payments on offshore debt as long as the transaction was reported in the “Foreign assets and liability informative regime”. Again, the BCRA’s prior authorization is required for early interest payments as described above.

Dividends and Earnings. No authorization from the BCRA is required to carry out foreign exchange transactions to pay dividends and earnings to “non-residents”, provided that the following requirements are met: (i) the dividends and earnings arise from closed and audited financial statements, (ii) the payment is made in accordance with the relevant corporate documents, (iii) the total amount of transfers for this reason made as of January 17, 2020 and onward, does not exceed 30% of the value of new contributions of foreign direct investment in resident companies, entered and settled through the MLC as of the mentioned date, (iv) access to the MLC for the payment of dividends cannot occur sooner than 30 calendar days following the settlement of the last contribution (v) the payor submits sufficient documentation that evidences the final capitalization of the contributions, and (vi) the payment obligation is reported to the BCRA through the “Foreign assets and liability informative regime”.

Offshore Financial Indebtedness. Regarding offshore financial indebtedness, financial entities may only grant access to the MLC when: (i) the funds disbursed as of September 1, 2019 entered Argentina through the MLC, were converted into argentine pesos, and deposited into a local bank account(s); (ii) the transaction has been reported, if applicable, before the BCRA pursuant to the “Foreign assets and liability informative regime”; and (iii) the payment is not made to an affiliated offshore company. Access to the MLC by Argentine residents for the prepayment of debt (principal and interest) more than 3 business days to its maturity date for principal or payment date for interest requires the prior authorization of the BCRA. However, this prior approval will not be required in certain specific cases. In particular, in certain circumstances, an amount of the outstanding principal of indebtedness issued by non-Argentine entities may be prepaid in advance. Specifically, by means of Communication “A” 7106 dated September 15, 2020, the BCRA has established that Argentine residents that have to make debt payments on debt issued by non-Argentine companies (including foreign financial indebtedness granted by non-financial non-related third parties, foreign financial indebtedness that required for the operation of the company, or the issuance of bonds in a foreign country with the public registration of such bonds in Argentina) with payments scheduled to fall between October 15, 2020 and March 31, 2021, must file a refinancing plan with the BCRA whereby (i) only 40% of the principal shall be paid during such timeframe; and (ii) the remaining principal shall be refinanced with new indebtedness with a minimum average duration of two years. This plan must be submitted to the BCRA within certain periods. In line with this requirement, Argentine residents may access the MLC to prepay the noted percentage of principal, subject to meeting certain criteria. The requirement to submit a refinancing plan to access the MLC does not apply to international organizations or related agencies or with official credit agencies or in respect of debt secured by such organizations or agencies and when the amount to pay for the principal of these type of indebtedness does not exceed the equivalent to US$1 million per calendar month.

Furthermore, by means of Communication “A” 7230, dated February 25, 2020, the BCRA extended the obligation to submit the above described refinancing plan for payments with maturity dates between April 1, 2021 and December 31, 2021. Such refinancing plan will not be necessary when the payment does not exceed the equivalent of US$2 million per calendar month, and neither when the maturities represent: (i) indebtedness incurred as of January 1, 2020 and the funds received from such incurrence have been transferred and sold in the MLC; (ii) indebtedness incurred as of January 1, 2020 in order to refinance principal amounts falling due after that date; and or (iii) the remaining portion of maturities already refinanced in accordance with the parameters of Comunication “A” 7106.

Collateral trusts. Collateral trusts established by Argentine resident entities with the purpose of guaranteeing principal and interest payments for their obligations have access to the MLC in order to make such payments, as long as it is verified that the debtor would have also had access to make such payments on its own behalf because of its compliance with the applicable regulations, and that the payment abroad by the collateral trust is the only available option set forth in the transaction documents. Collateral trusts are able to access to the MLC to either transfer or purchase of foreign currency to comply with guarantee deposits of this type of indebtedness, as long as some requirements are met. However, this possibility is provided up to the equivalent payable amount in the relevant contract or the “value to be paid at the next maturity date of services”.

Investment Instruments. The BCRA‘s prior authorization is required to access the MLC for the making of foreign investments, including the purchase of foreign currency for portfolio investments (“atesoramiento”) and the purchase of securities, (i) by legal entities, and non-Argentine residents (with certain exceptions -such as multilateral agencies, embassies, etc.-), for any amount; (ii) by individual residents, when the monthly sum of US$200 is exceeded; and (iii) for non- resident individual persons (for example, tourists), when the monthly sum of US$100 is exceeded.

Application of collections from exports of goods and services: By means of Communication “A” 7123, the BCRA ruled that collection in foreign currencies from exports of goods and services may be used for (i) payments of principal and interest on financial indebtedness granted by a non-Argentine entity with an average maturity of no less than one year; and (ii) repatriation of direct investments by non-residents in companies that are not controlled by local financial entities -to the extent that said repatriation occurs after the conclusion and implementation of a direct investment project and at least one year after the transfer and settling of the capital contribution in the FX Market.

For this purposes, the disbursed funds must have been (a) used to finance certain investment projects in Argentina that generate an increase in the production of goods that will be exported, and/or will enable the substitution of imports of goods; and/or will result in an increase in the transport capacity for the exportation of goods and services through the construction of infrastructure works in ports, airports and land terminals for international transport; and (b) transferred into Argentina and converted into local currency after October 2, 2020.

Prior BCRA approval will be required for those cases where these requirements are not fulfilled. However it will not be required (either for the payment of offshore financial indebtedness with a foreign counterparty or for the repatriation of direct investment) when the funds received as of October 2, 2020 were transferred and converted into Argentine pesos through the MLC, and the repatriation takes place at least two years after such condition.

Furthermore, on April 7, 2021, Decree No. 234/2021 created an “Investment Promotion Regime for Exports”. This regime provides companies with the option of submitting an “Export Investment Project” for approval. The project must be for a direct investment in Argentina in a foreign currency, in an amount equal to at least US$100 million and it must be in order to increase the production for the exportation of certain goods. If approved, the company that submitted the “Export Investment Project” for approval is entitled to receive up to 20% of the foreign exchange received from the export of goods that were part of the direct investment project, subject to an annual cap of -25% of the gross amount initially cleared through the FX Market in order to finance the project. In addition, such amounts may be applied once a calendar-year has elapsed since the direct investment was made. Once the company receives the above described amount of foreign current from the export of the noted goods, the company may use such funds - (i) for the payment of principal and interest on commercial liabilities or financial transactions abroad; (ii) for the payment of profits and dividends that correspond to closed and audited balance sheets; and/or (iii) for the repatriation of direct investments by non-residents. In the event that export proceeds are not applied immediately, such funds must be deposited in local financial entities until its application. The BCRA adopted these measures through Communication “A” 7259, dated April 9, 2021.

iii)BCRA Reporting Regime

The BCRA’s reporting regime has been updated as described below. Communication “A” 6401 introduced reporting requirements with respect to debt securities and external liabilities for the financial and private non-financial sector and direct investments of companies in such sector under the “Foreign assets and liability informative regime”.

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

iv)Foreign Exchange Criminal Regime

Exchange operations can only be carried out through the entities authorized for such purposes by the BCRA. As such, any exchange operation that does not comply with the provisions of the applicable regulations will be subject to the Law No. 19,359, as regulated by Decree 480/95, and BCRA regulations (“Foreign Exchange Criminal Regime”), pursuant to which the following constitute offenses: (i) any foreign exchange transaction not performed before an authorized institution; (ii) the completion of foreign exchange transactions without the applicable authorization; (iii) any misrepresentation related to foreign exchange transactions; (iv) the failure to make accurate representations or to complete the necessary procedures in cases where the actual transactions are different than those declared; (v) any foreign exchange transaction executed without fulfilling the conditions established by applicable regulations, regarding quantity, foreign currency exchange rate, dates, etc.; and (vi) any other omission or act performed in violation of the Foreign Exchange Criminal Regime.

Violations to the Foreign Exchange Criminal Regime may be subject to fines of up to ten times the amount of the operation in breach and imprisonment in certain instances.

B.6 Argentine Banking Regulation

The following is a summary of certain matters relating to the Argentine banking system, including provisions of Argentine law and regulations applicable to financial entities in Argentina. This summary is not intended to constitute a complete analysis of all laws and regulations applicable to financial entities in Argentina.

i) General

Since 1977, banking activities in Argentina have been regulated by the Argentine Financial Institutions Law No. 21.526 (the “FIL”), which places the supervision and control of the Argentine banking system in the hands of the autonomous BCRA, the principal monetary and financial authority in Argentina that operates independently from the Argentine government. The BCRA enforces the FIL and grants authorization to banks to operate in Argentina. The FIL confers numerous powers to the BCRA, including the ability to grant and revoke bank licenses, authorize the establishment of branches of Argentine banks outside of Argentina, approve bank mergers, capital increases and certain transfers of stock, set minimum capital, liquidity and solvency requirements and lending limits, grant certain credit facilities to financial entities in cases of temporary liquidity problems and to promulgate other regulations and to enforce the FIL. The BCRA has vested the Superintendency with most of the BCRA’s supervisory powers. Such entity is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial entities and establishing rules for participation of financial entities in the MLC and the issuance of bonds and other securities, among other functions. In this section, unless otherwise stated, references to the BCRA should be understood to be references to the BCRA acting through the Superintendency. FIL grants the BCRA broad access to the accounting systems, books, correspondence, and other documents belonging to banking institutions. The BCRA regulates the supply of credit and monitors the liquidity, and generally supervises the operation, of the Argentine banking system.

Current regulations equally regulate Argentine and foreign-owned banks.

ii) Supervision

As the regulator of the Argentine financial system, the BCRA requires financial entities to submit information on a daily, monthly, quarterly, semiannual and annual basis. These reports, which include balance sheets and income statements, information relating to reserve funds, use of deposits, portfolio quality (including details on debtors and any established loan loss provisions) and other pertinent information, allow the BCRA to monitor financial entities financial condition and business practices.

The BCRA periodically carries out formal inspections of all banking institutions in order to monitor compliance by banks with legal and regulatory requirements and confirm the accuracy of the information provided to the BCRA. If BCRA rules are breached, it may impose various sanctions depending on the magnitude of the infringement. These sanctions range from warning calls up to the imposition of fines, or even the revocation of the financial institution’s operating license. Moreover, non-compliance with certain rules may result in the obligatory presentation to the BCRA of specific adequacy or regularization plans. The BCRA must approve these plans in order for the financial institution to remain operational.

Financial institutions operating in Argentina have been subject to the supervision of the BCRA on a consolidated basis since 1994. Information regarding “Limitations on Types of Business”, “Capital Adequacy Requirements”, “Lending Limits”, and “Loan Classification System and Loan Loss Provisions” related to a bank’s loan portfolio is calculated on a consolidated basis. However, regulations relating to a bank’s deposits are not based on consolidated information, but on such bank’s deposits in Argentina (for example, liquidity requirements and contributions to the deposit insurance system).

Examination by the BCRA

The BCRA began to rate financial institutions based on the “CAMEL” quality rating system in 1994. Each letter of the CAMEL system corresponds to an area of the operations of each bank being rated, with: “C” standing for capital, “A” for assets, “M” for management, “E” for earnings, and “L” for liquidity. Each factor is evaluated and rated on a scale from one to five, with one being the highest rating an entity can receive. The BCRA modified the supervision system in September of 2000. The objectives and basic methodology of the new system, referred to as “CAMELBIG,” do not differ substantially from the CAMEL system. The components were redefined in order to evaluate business risks separately from management risks. The components used to rate the business risks are capital, assets, market, earnings, liquidity and business. The components to rate management risks are internal control and the quality of management. By combining the individual factors under evaluation, a combined index can be populated that represents the final rating for the financial institution.

After temporarily halting such examinations as a result of the 2001-2002 financial and economic crisis, the BCRA resumed the examination process, which remains in effect as of the date of this filing. In Banco Galicia’s case, the first examination after the 2001-2002 financial crisis was on March 2017, and currently there is an ongoing examination as of December 2019.

Regulatory Capital (Minimum Capital Requirements)

Financial entities are subject to the capital adequacy rules of the BCRA, consequently Banco Galicia, as a commercial bank, must maintain a minimum capital amount measured as of each month’s closing. BCRA regulations establish that financial institutions legal capital should be equal to the greater value resulting from the comparison between the applicable basic requirement (corresponding to the type of entity) and the sum of those determined by credit and market risk, as well as operational risk.

The minimum basic capital requirement for a commercial bank located in the City of Buenos Aires, such as Banco Galicia, is a capital reserve of at least Ps.26 million. The minimum capital requirements related to credit risk, which are calculated according to a formula established by the BCRA, are designed to establish the minimum capital necessary to offset the risk that the counterparty does not comply with its obligation in a transaction related to the assets that are being reviewed. The minimum capital requirements related to market risks are designed to offset the eventual losses generated by a change of market rates or of credit quality, which would affect the assets and liabilities of the bank. Such market risk includes (among other risks) liquidity risk and interest rate risk. Operational risk includes the possibility of incurring a failure or deficiency in losses as a result of external events or as a result of a failure or deficiency in internal processes, human error or internal systems.

In order to verify compliance with the minimum capital requirements, the BCRA considers the computable regulatory capital (“RPC”) of a particular entity (i.e., capital that the entities actually have). Pursuant to the BCRA’s regulations, a bank’s RPC is the sum of the minimum core capital (Tier I capital) and supplementary capital (Tier II capital), minus certain deductible concepts. The BCRA considered Basel III requirements in order to regulate the RPC (and listed the assets included in each Tier as well the deductible concepts in accordance with such rules).

According to the BCRA’s regulations, any financial entity operating with an RPC under the minimum capital requirements must: (i) pay-in the correspondent amount within the following two months from the month in which it fails to comply with the requirement, or (ii) submit to the Superintendency a regularization and reorganization plan within the following 30 calendar days counted as from the last day of the month in which it fails to comply with the requirement. The Superintendency may appoint a supervisor and impose restrictions on distribution of dividends, among other actions, when non-compliance with the RPC requirements occurs or any warning from the Superintendency is received.

In addition, any financial entity operating under the daily integration of the minimum capital requirement related to market risk (when such failure is caused by the requirements established to guard against interest rate risk, foreign exchange risk or equity price risk), must pay-in the corresponding amount necessary to comply with the requirements and/or reduce its asset position until the applicable requirement is complied with, within a term of ten business days counted from the first failure to comply with the requirements. In case the non-compliance situation remains after such term has elapsed, the entity must submit to the Superintendency a regularization and reorganization plan within the following five days.

iii) Legal Reserve

The BCRA and FIL rules requires that every year banks allocate to a legal reserve a percentage of their net profits established by the BCRA, which currently amounts to 20% of their yearly income. Such reserve may only be used during periods in which such financial institution has incurred losses and has exhausted all other reserves. Distribution of dividends will not be allowed if the legal reserve is not met.

iv) Profit Distribution

Profit distribution of financial institutions (the concept pursuant to which a payment of dividends is included) must be authorized by the Superintendency. Financial institutions may distribute profits without exceeding the limits set forth in the “Distribution of Profits” rules established by the BCRA. The amount to be distributed must not compromise the entity’s liquidity and solvency. The Superintendency is entitled to intervene to verify the correct application of the procedures and regulations with respect to dividends approved and to be distributed by financial institutions. Nevertheless, as explained above, dividends to be paid in a foreign currency to international investors, may be subject to foreign exchange restrictions.

The BCRA sets rules for the conditions under which financial institutions can make distributions of profits. BCRA regulations require that 20% of a company’s profits, subject to certain adjustments, be allocated to legal reserves. This requirement applies regardless of the company’s ratio of legal reserves to capital stock.

In addition to the foregoing, BCRA regulations regarding profit distributions provide that profits can be distributed so long as a company’s results of operations are positive after deducting for required legal reserves, the difference between the carrying amount and the fair market value of public sector assets and/or debt instruments issued by the BCRA not valued at fair market price, and the amounts capitalized for legal proceedings related to deposits and any unrecorded adjustments required by external auditors or the BCRA. Furthermore, companies must also comply with capital adequacy rules, which set forth minimum capital requirements and required regulatory capital.

Effective as of January 2016, all Argentine financial institutions are also required to maintain capital in an additional capital reserve equal to 2.5% of risk-weighted assets and 3.5% for financial institutions classified as systemically important, which must be comprised of only Tier I Common Capital, net of deductible items. Profit distributions of financial institutions will not be authorized if failing to meet with the required computable regulatory capital set forth above. In certain cases, that margin may be modified by the BCRA, as established in the “Distribution of Profits” rules.

Profits, if any, resulting from the first-time application of IFRS may not be distributed. Any such profits will be allocated to a special reserve recorded under equity, which may only be released for capitalization purposes, or to otherwise offset potential losses.

Despite the above-mentioned existing limitations, in the context of the ongoing COVID-19 pandemic, the BCRA issued on March 19, 2020, Communication “A” 6939, which suspended the ability of Argentine financial institutions to distribute dividends until June 30, 2020, in order to maintain the lending capacity of the financial institutions. This suspension was later extended by Communication “A” 7035 until December 31, 2020, and then by Communication “A” 7181 until June 30, 2021 (with the possibility of future extensions).

v) Legal Reserve Requirements for Liquidity Purposes

The deposit amount minus the minimum cash requirement determines the “lending capacity” of a particular deposit.

The BCRA modifies the applicable minimum cash requirement from time to time depending on monetary policy considerations.

The then-applicable minimum cash requirement is determined on the basis of the average daily balances of the obligations: (i) recorded at the end of each day, during the period prior to their integration for Argentine Pesos; and (ii) at the end of each day during each calendar month, for foreign currency and securities.

The averages will be obtained by dividing the sum of the daily balances by the total amount of days of each month. For days in which no movement is recorded, the balance corresponding to the immediately preceding day. Compliance with minimum cash requirements must be made in the same debt currency and/or instrument that corresponds to the requirement (with certain exceptions), and might be completed through (i) checking accounts, denominated in Pesos, opened by financial entities in the BCRA; (ii) “Minimum Cash Accounts”, denominated in Dollars or other foreign currencies, opened by financial entities in the BCRA; (iii) special guarantee accounts in favor of clearing houses and for coverage of credit cards, vouchers and ATM operations and for transfer settlement of immediate funds; (iv) non-bank financial entities checking accounts opened in commercial banks for the requirement of minimum cash integration; (v) special accounts opened in the BCRA linked for the provision of social security benefits administered by National Social Security Administration (“Administración Nacional de la Seguridad Social” or ANSES) and (vi) “sub-accounts 60” which are accounts that contain a minimum amount of cash received from investments in public securities and debt instruments issued by the BCRA, at market value.

According to “Minimum Cash” rule of the BCRA (as modified and complemented), the percentages of minimum cash requirements are as follows:

•	Demand deposits:

•	Peso-denominated checking accounts and savings accounts: 45%.

•	Savings accounts denominated in foreign currency: 25%.

•	Fixed term deposits:

•	Peso-denominated: (i) up to 29 days, 32%; (ii) 30 to 59 days, 22%; (iii) 60 to 89 days, 4%; (iv) 90 days or more, 0%.

•	Foreign currency-denominated: (i) up to 29 days, 23%; (ii) 30 to 59 days, 17%; (iii) 60 to 89 days, 11%; (iv) 90 to 179 days, 5%; (v) 180 to 365 days, 2% and (vi) more than 365 days, 0%.

•	Fixed term deposits adjusted by UVA/UVI (by remaining maturity):

•	(i) up to 29 days, 7%; (ii) from 30 to 59 days, 5%; (iii) from 60 to 89 days, 3%; (iv) 90 days or more, 0%.

Please bear in mind that the above-mentioned peso-denominated rates may vary depending on certain circumstances set forth by the BCRA (e.g., locality, term deposits transactions arranged remotely).

As of December 31, 2020, Banco Galicia was in compliance with its legal reserve requirements and continued to be in compliance as of the date of this annual report.

vi) Limitations on Types of Business

In accordance with the provisions of the FIL, commercial banks are authorized to carry out all activities and operations which are not strictly prohibited by law or by the BCRA regulations. Permitted activities include the capacity to: grant and receive loans; receive deposits from the general public in local and foreign currency; secure its customers’ debts; acquire, place and trade with shares and debt securities in the Argentine over-the-counter market (subject to prior approval of the CNV, if applicable); carry out operations in foreign currencies; act as trustee in financial trusts; and issue credit cards.

In order to calculate the legal reserves requirements for liquidity purposes described above, it is not necessary to deduct the capital stock allocated to foreign branches from a bank’s shareholders’ equity.

Pursuant to the BCRA’s regulations, financial institutions are not allowed to hold more than a 12.5% interest (or more than a specific percentage of the financial institution’s adjusted shareholders’ equity) in the outstanding capital of a company which does not provide services complementary to those offered by financial institutions, as established in the “Complementary services of financial activities” rules. The BCRA determines which services are complementary to those provided by financial institutions. To date has been determined that such services mainly include those offered in connection with stock brokerage, the issuance of credit, debit or similar cards, financial intermediation in leasing and factoring transactions.

Non-banking financial institutions are not allowed to provide certain services and activities, such as opening checking accounts, among other activities.

vii) Capitalization of Debt Instruments

Communication “A” 6304 (as amended) of the BCRA provides that all regulations related to capital increases must be cash contributions. However, the regulation establishes that subject to the prior authorization of the Superintendency, the following instruments are allowed as capital contributions: (i) securities issued by the Argentine government, (ii) debt instruments issued by the BCRA, and (iii) a financial institution’s deposits and other liabilities resulting from its financial brokerage activities, including subordinated obligations. With respect to instruments (i) and (ii), the contributions must be recorded at their market value. It is understood that an instrument has a market value when it is regularly listed on regulated local or foreign stock markets and traded on such markets in such amounts that the liquidation of such instruments does not significantly affect the listing price of such instruments. With respect to clause (iii) above, contributions must be recorded at their market value, as defined in the previous sentence or, in the case of financial institutions that publicly offer their stock, at the price determined by the applicable regulatory authority. If the aforementioned conditions are not met, the instruments in question will not be contributable as capital.

Deposits and other liabilities resulting from a given financial institution’s financial brokerage activities, including subordinated obligations that are not permitted to be traded in local or foreign regulated secondary markets, will be allowed to be contributed as capital at their accounting value, pursuant to BCRA rules.

viii) Lending Limits

According to the “large exposures to credit risk” and “minimum capital for financial institutions” rules, the total amount of all credit risk exposure values of a financial entity to a single counterparty or, where appropriate, a group of related counterparties, may not exceed at any time the limits established for level capital one (Tier 1) by the BCRA.

In accordance with the BCRA’s regulations, the exposure limit to a counterpart or connected counterpart group of the non-financial private sector will be 15% of the Bank’s level one capital. However, this limit may be increased by 10% for exposures that are secured with preferred guarantees.

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

The BCRA also regulates the level of “total financial exposure” a bank has to related parties. A party may be a “related party” by: a) control, when a human or legal person directly or indirectly exercises control over the bank or is controlled directly or indirectly by the bank; or b) personal relationship, regarding individuals (including their families and any other entity which they control) who serve as directors, trustees, general managers, or managers with credit attributions.

The BCRA limits the level of total financial exposure that a bank can have outstanding to related parties, depending on the rating granted to each bank by the Superintendency. Banks rated 4 or 5 are forbidden to extend financial assistance to related parties. For banks ranked between 1 and 3, the financial assistance offered to related parties based on a relationship of control and without a guarantee, may not exceed 5% of the bank’s level one capital. The bank may increase this limit to 10% if the financial assistance is secured.

Financial assistance to related parties based on a “personal relationship” have a 5% limit of Level 1 capital of the entity providing the financing (the limit is unique for all cases and includes operations with and without guarantees).

However, a bank may grant additional financial assistance to such related parties up to the following limits:

a)	Individual maximum limits for customers over which a bank has control:

•	Domestic financial entities:

✓	Financial institutions rated 1, 2 or 3, subject to consolidation with the lender and its controller or the borrower:

•	If the affiliate is a financial institution rated 1, the amount of total financial exposure can reach 100% of a bank’s TIER 1, and 50% for additional financial assistance

•	If the receiving affiliate financial institution is rated 2, the amount of total financial exposure can reach 20% and an additional 105% can be included

•	If the affiliate is a financial institution rated 3, the amount of total financial exposure can reach 10%, and additional financial assistance can reach 40%

✓	Financial institutions that do not meet the above conditions with the lender or the borrower: 10%

•	Domestic companies with complementary services:

✓

Domestic companies with complementary services associated with brokerage activities, financial brokerage in leasing and factoring operations, and temporary acquisition of shares in companies to facilitate their development in order to sell such shares afterwards

•	Controlling company rated 1: General assistance 100%

•	Controlling company rated 2: General assistance 10% / Additional assistance 90%

✓	Domestic companies with complementary services related to the issuance of credit cards, debit cards or other cards:

•	Controlling company rated 1: General assistance 100% / Additional assistance 50%

•	Controlling company rated 2: General assistance 20% / Additional assistance 105%

•	Controlling company rated 3: General assistance 10% / Additional assistance 40%

✓	Domestic companies with complementary services, not subject to consolidation with the lender or the borrower: 10%

•	Foreign financial entities:

✓	Investment grade 10%

✓	No Investment grade: Unsecured 5%; with and without warrants 10%

•	Other counterparties related by control

✓	Unsecured 5%; with and without warrants 10%

b)	Individual maximum limits for customers over which there is a personal relationship

•	Lender is ranked from 1 to 3: 5% of its TIER 1

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

ix) Loan Classification System

General

Banco Galicia is required to comply with the BCRA regulations. In 1994, the BCRA introduced the current loan classification system and the corresponding minimum loan-loss provision requirements applicable to loans and other types of credit (together, referred to as “loans”) to private sector borrowers.

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

For the purposes of the BCRA’s regulations, consumer loans are defined as mortgage loans, pledge loans, credit card loans and other types of loans in installments granted to individuals. All other loans are considered commercial loans. In addition, in accordance with an option set forth in these regulations, Banco Galicia prospectively applies the consumer portfolio classification criteria to commercial loans of up to Ps.72,64 million. This classification is based on the level of fulfillment and the situation thereof.

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

By applying the BCRA’s classification to commercial loans, banks must assess the following factors: the current and projected financial situation of the borrower, the customer’s exposure to currency risk, the customer’s managerial and operating background, the borrower’s ability to provide accurate and timely financial information, as well as the overall risk of the sector in which the borrower operates and the borrower’s relative position within that sector.

The BCRA’s regulations also establish that a team independent from the departments responsible for credit origination must carry out a periodic review of the commercial portfolio. Banco Galicia’s Credit Division, which is independent from the business units that generate transactions, is responsible for these reviews.

The review must be carried out on each borrower with debt pending payment equal to the lesser of the following amounts: Ps.72,64 million or 1% of the bank’s computable capital (the “RPC”). The frequency of the review of each borrower depends on the bank’s exposure to that borrower. The BCRA requires that the larger the exposure is, the more frequent the review should be. This review must be conducted every calendar quarter when credit exposure to that borrower is equal to or in excess of 5% of the bank’s RPC, or every six months when exposure equals or exceeds the lesser of the following amounts: Ps.72.64 million or 1% of the bank’s RPC. In all cases, at least 50% of Banco Galicia’s commercial portfolio must be reviewed once every six months; and all other borrowers in Banco Galicia’s commercial portfolio must be reviewed during the fiscal year, so that the entire commercial portfolio is reviewed every fiscal year.

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

Loan Classification

The following tables contain the six loan classification categories corresponding to the different risk levels set forth by the BCRA. Banco Galicia’s total exposure to a private sector customer must be classified according to the riskier classification corresponding to any part of such exposure.

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

B. With Special Follow-up	Cash flow analysis reflects that the debt may be repaid even though it is possible that the customer’s future payment ability may deteriorate without a proper follow-up.

This category is divided into two subcategories:

B1. Under Observation;

B2. Under Negotiation or Refinancing Agreements.

C. With Problems	Cash flow analysis evidences problems to repay the debt, and therefore, if these problems are not solved, there may be some losses. It also includes customers that maintain payment agreements resulting from judicial or extrajudicial agreements approved by the relevant insolvency court.

D. High Risk of Insolvency	Cash flow analysis evidences that repayment of the full debt is highly unlikely. It also includes customers who have been sued by the creditor financial institution for the payment of amounts due or that have requested the preventive tender or concluded, and extrajudicial preventive agreement not yet approved by the relevant insolvency court.

E. Uncollectible	The amounts in this category are deemed total losses. Even though these assets may be recovered under certain future circumstances, inability to make payments is evident at the date of the analysis. It includes loans to insolvent or bankrupt borrowers.

Additionally, this category includes loans to borrowers indicated by the BCRA to be in non-accrual status with financial institutions that have been liquidated or are being liquidated, or whose authorization to operate has been revoked. It also includes loans to foreign banks and other institutions that are not:

(i) classified as “normal”;

(ii) subject to the supervision of the BCRA or other similar authority of the country of origin;

(iii) classified as “investment grade” by any of the rating agencies admitted pursuant to Communication “A” 2729 of the BCRA.

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

Additionally, this category includes loans to borrowers indicated by the BCRA to be in non-accrual status with financial institutions that have been liquidated or are being liquidated, or whose authorization to operate has been revoked.

On March 2020, the BCRA issued Communication “A” 6938, which provided for the addition of 60 days to the terms of arrears allowed for levels A, B and C for both the Commercial and Consumer Portfolio. These provisions were extended by complementary Communications until March 31, 2021.

x) Limitation on Fees and Other Substantial Elements

The BCRA has issued regulations limiting amounts that entities can charge as credit card fees, as well as fees that can be charged for financial services rendered by financial entities, credit card issuers (and other similar entities). Such regulations provide that such fees must be duly justified from a technical and economic point of view and must be in relation to the total financial costs incurred by any such financial institution. Further, such Laws provide that applicable interest rates must be set forth.

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

In the context of the COVID-19 outbreak, the BCRA issued Communication “A” 6945, as amended (the most recent amendment was under Communication “A” 7181), which suspended the ability of banks to charge fees for the use of automatic teller machines (“ATMs”) until March 31, 2021. Also, as part of the protective measures taken, the BCRA has imposed an injunction on the payment of loans granted to the private sector, as per

Communications “A” 6949 and “A” 6964, among other regulations, as amended from time to time. The BCRA has also mandated that (i) any payments due between April and March 2021 for loans previously granted by financial entities are deferred until the month following the loan’s maturity date; and (ii) credit card debts due between March 20 and April 30 of 2020 and not paid by the credit card holder will be automatically refinanced for at least a one-year term, pursuant to the following terms and conditions: (a) a 3-month grace period must be given to the debtor; (ii) the amount owed must be repaid in 9 equal and consecutive installments, and (iii) the maximum annual interest rate the creditor may charge is of 43%. The same condition applies to credit card debt due between September 1, and September 30, 2020, but with a maximum annual interest rate of 40%.

xi) Foreign Currency General Position

Pursuant to the FX Regulatory Framework, financial entities may determine their own Foreign Currency General Position, with certain limitations.

xii) Deposit Insurance System

In 1995, Law No.24,485 and Decree No.540/95, as amended, created a mandatory deposit insurance system for bank deposits and delegated to the BCRA the organization and start-up of the deposit insurance system. The deposit insurance system was implemented through the creation of a fund named Fondo de Garantía de los Depósitos (“FGD”), which is administered by Seguros de Depósitos S.A. (“Sedesa”). The shareholders of Sedesa are the Argentine government, through the BCRA, which holds at least one share, and a trust constituted by the financial institutions which participate in the fund. The BCRA establishes the extent of participation by each institution in proportion to the resources contributed by each such institution to the FGD. Banks must contribute to the FGD on a monthly basis in an amount that is currently equal to 0.015% of the monthly average of daily balances of such institution’s deposits (both Peso- and foreign currency-denominated).

In addition, when the contributions to the FGD reach the greater of Ps.2 billion or 5.0% of total deposits, the Central Bank may suspend or reduce the monthly contributions and reinstate the same when contributions fall below such required level.

The deposit insurance system covers all Peso and foreign currency deposits held in demand deposit accounts, savings accounts and time deposits for an amount up to Ps.1,500,000 per person, account and deposit. Certain deposits are not covered by the guarantee of the deposit insurance system, such as deposits received at rates higher than the reference rate in accordance with the limits established by the BCRA, deposits acquired by endorsement, and those made by persons related to the financial institution (as defined by BCRA regulations).

The guarantee provided by the deposit insurance system must be made effective within 30 days from the revocation of the license of a financial institution, subject to the outcome of the exercise by depositors of their priority rights described under “—Priority Rights of Depositors” below. The BCRA may modify, at any time, and with general scope, the amount of the mandatory deposit guarantee insurance.

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

xiii) Priority Rights of Depositors

According to section 49(e) of the FIL, in the event of a judicial liquidation or the bankruptcy of a financial entity, the holders of deposits in Pesos and foreign currency benefit from a general priority right to obtain repayment of their deposits up to the amount set forth below, with priority over all other creditors, with the exception of the following: (i) deposits secured by a mortgage or pledge, (ii) rediscounts and overdrafts provided to financial entities by the BCRA, according to section 17 subsections (b), (c) and (f) of the BCRA Charter, (iii) credits provided by the Banking Liquidity Fund, which was created by Decree No.32, dated December 26, 2001, secured by a mortgage and pledge and (iv) certain labor credits, including accrued interest until the date of their total repayment.

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

According to the FIL, the preferences set forth in previous paragraphs (i) and (ii) above are not applicable to deposits held by persons who are affiliates of the financial entity, either directly or indirectly as determined by the BCRA.

In addition, pursuant to Section 53 of the FIL, the BCRA has an absolute priority over all other creditors of the entity, except as provided by the FIL.

xiv) Deposit and Loans in Housing Units

In order to facilitate access to mortgage loans, through Communication “A” 5945, dated as of April 8, 2016, and complementary regulations, the BCRA established a new type of loan denominated in Acquisition Value Units (Unidad de Valor Adquisitivo or “UVAs”). The value of such units will be updated using the Reference Stabilization Coefficient. The initial value of the UVA was Ps.47.16, and as of December 31, 2020, it was Ps.64.32.

xv) Financing Loans for Economic Development

The BCRA enacted several communications, by means of which it implemented several policies to promote economic development and productivity in Argentina. As from March 1, 2020, the required minimum cash to be held by financial institutions was reduced in an amount equivalent to 30% of the sum of outstanding financing granted in local currency to small and medium companies (PyME), provided such financing is granted at a maximum annual interest rate of (i) 40% until February 16, 2020, and (ii) 35% February 17, 2020 onwards.

The required minimum cash to be held by financial institutions might also be reduced in the following cases:

•

an amount equivalent to 35 % of the sum of credit card financings granted in local currency under the program “Ahora 12” (a government program that allows users to make payments in 12 monthly installments) until September 30, 2019, and an amount equivalent to 50% for financings granted under such program on and after October 1, 2020. (Communication “A” 6916, as amended from time to time);

•

an amount equivalent to 40% of the amount of a financing provided that is denominated in Argentine pesos and granted with an annual nominal interest rate of up to 24% for: (i) small and medium companies, where at least 50% of such amount is used for working capital lines; (ii) providers of human health services within the framework of the declared health emergency in Argentina, provided that the funds are destined to the purchase of medical supplies and equipment; and (iii) non-small and medium companies, to the extent that the funds are destined to the purchase of machinery and equipment produced by local medium and small companies. This amount may include financing granted to other financial institutions and non-financial credit providers where within 3 business days from the date on which they receive the assistance, those entities allocate the funds to grant financing to small and mediums companies, among other requirements (Communication “A” 6937, as amended from time to time);

•

an amount that is the equivalent of: (i) 60% of the sum of the “Creditos a tasa cero” (i.e. zero rates loan) , “Créditos a tasa subsidiada para empresas” (i.e. subsidized rate loans for companies) and “Créditos a tasa cero cultura” (i.e. zero rate culture loans) agreed under Decree No. 332/2020 (as amended from time to time) and disbursed until November 5, 2020; (ii) 24% of the “Créditos a tasa subsidiada para empresas” disbursed as from November 6, 2020 at an annual nominal rate of 27%; and (iii) 7% of the “Créditos a tasa subsidiada para empresas” disbursed as from November 6, 2020 at an annual nominal rate of 33%. (Communication “A” 6993, as amended from time to time);

•

an amount equivalent to 40% of a financing provided that is denominated in Argentine pesos to small and medium companies and that are granted at an annual nominal interest rate of up to 24%, measured as a monthly average of daily balances of the previous month, provided that such companies are not reported in the “Central of debtors of the financial system” of the BCRA (Communication “A” 7006, as amended from time to time);

•

an amount equivalent to 14 % of a financing foreseen under section 4.1. of Communication “A” 7161 for the “Financing line for productive investment of small and medium companies” that are provided at an annual nominal interest rate of up to 30%, and that are measured on a monthly average of daily balances of the previous month (Communication “A” 7161). In this regard, by means of Communication “A” 7240, the BCRA established the extension of the term of such Financing line for productive investment of small and medium companies’ program.

xvi) Financial Institutions with Economic Difficulties

The FIL establishes that financial institutions, including commercial banks such as Banco Galicia, which do not meet certain minimum cash reserve requirements , have not complied with certain required technical standards, including minimum capital requirements, or whose solvency or liquidity is deemed to be impaired by the BCRA, must submit a restructuring plan to the BCRA. Such restructuring plan must be presented to the BCRA on the date specified by the BCRA, which should not be later than 30 calendar days from the date on which the request is made by the BCRA. In order to facilitate the implementation of a restructuring plan, the BCRA is authorized to provide a temporary exemption from compliance with technical regulations and/or the payment of charges and fines that arise from such non-compliance.

The BCRA may also, in relation to a restructuring plan presented by a financial institution, require such financial institution to provide guarantees or limit the distribution of profits, and appoint a supervisor, to oversee such financial institutions’ management, with the power to veto decisions taken by the financial institution’s corporate authorities.

In addition, the BCRA’s charter authorizes the Superintendency, subject only to the prior approval of the president of the BCRA, to suspend for up to 30 days, in whole or in part, the operations of a financial institution if its liquidity or solvency have been adversely affected. Notice of this decision must be given to the board of directors of the BCRA. If at the end of such suspension period the Superintendency considers renewal necessary, such renewal can only be authorized by the board of directors of the BCRA for an additional period not to exceed 90 days. During the suspension period: (i) there is an automatic stay of claims, enforcement actions and precautionary measures; (ii) any commitment increasing the financial institution’s liabilities is void; and (iii) acceleration of indebtedness and interest accrual is suspended.

If, in the judgment of the BCRA, a financial institution is in a situation which, under the FIL, would authorize the BCRA to revoke the financial institution’s license to operate as such, the BCRA may, prior to considering such revocation, order a variety of measures, including (i) taking steps to reduce, increase or sell the financial institution’s capital; (ii) revoking the approval granted to the shareholders of the financial institution to own an interest therein, giving a term for the transfer of such shares; (iii) excluding and transferring assets and liabilities; (iv) constituting trusts with part or all the financial institution’s assets; (v) granting of temporary exemptions to comply with technical regulations and/or pay charges and fines arising from such defective compliance; or (vi) appointing a bankruptcy trustee and removing statutory authorities.

Furthermore, any actions authorized, commissioned or decided by the BCRA under Section 35 of the FIL involving the transfer of assets and liabilities, or complementing such transfers, or that are necessary to execute the restructuring of a financial institution, as well as those related to the reduction, increase or sale of equity, are not subject to any court authorization and cannot be deemed inefficient in respect of the creditors of the financial institution which was the owner of the excluded assets, even though its insolvency preceded any such actions.

xvii) Dissolution and Liquidation of Financial Institutions

The BCRA must be notified of any decision to dissolve a financial institution pursuant to the FIL. The BCRA, in turn, must then notify a court of competent jurisdiction, which will determine who will liquidate the entity: the corporate authorities (extrajudicial liquidation) or an appointed independent liquidator (judicial liquidation). This determination is based on whether or not sufficient assurances exist regarding the ability of such corporate authorities to carry out the liquidation properly.

Pursuant to the FIL, the BCRA no longer acts as liquidator of financial institutions. However, when a restructuring plan has failed or is not considered viable, local and regulatory violations exist, or substantial changes have occurred in the financial institution’s condition since the original authorization was granted, the BCRA may decide to revoke the license of the financial institution to operate as such. In this case, the law allows judicial or extrajudicial liquidation as in the case of voluntary liquidation described in the preceding paragraph.

The bankruptcy of a financial institution cannot be adjudicated until the license is revoked by the BCRA. No creditor, with the exception of the BCRA, may request the bankruptcy of the former financial institution before 60 calendar days have elapsed since the revocation of its license.

B.7 Credit Cards Regulation

The Credit Cards Law establishes the general framework for credit card activities. Among other regulations, this law:

•

sets a 2.00% cap on the rate a credit card company can charge merchants for processing customer card holders’ transactions with such merchants, calculated as a percentage of the customers’ purchases. With respect to debit cards, the cap is set at 1.0% and the amounts relating to the customers’ purchases should be processed in a maximum of three business days;

•	establishes that credit card companies must provide the BCRA with the information on their loan portfolio that such entity requires; and

•

sets a cap on the interest rate a credit card company can charge a card holder, which cannot exceed the average interest rate charged by the issuer on personal loans by more than 25%; for non-bank issuers, such amount cannot exceed the financial system’s average interest rate on personal loans (published by the BCRA) by more than 25%.

The BCRA has issued regulations to enforce public disclosure of companies’ pricing (fees and interest rates) to ensure consumer awareness of such pricing. In addition, during 2014 the BCRA issued a series of regulations in order to establish caps on interest rates on personal loans, pledge loans and credit card loans, as well as to establish a requirement for an authorization to increase fees. Through its Communication “A” 5853, dated December 17, 2015, the BCRA rescinded regulations related to limits on interest rates in respect of lending transactions.

B.8 Concealment and Laundering of Assets of a Criminal Origin

Law No.25,246 (as amended in July 2011 by Law No.26,683) incorporates money laundering as a crime under the Argentine Criminal Code. Additionally, with the goal of preventing money laundering, the UIF was created under the jurisdiction of the Argentine Ministry of Justice, Security and Human Rights. As a result of such modification, money laundering is now classified as a separate offense.

In addition to the above, Law No.26,683 sanctions “self-laundering”, which sanctions money laundering tied to a crime the individual in question committed his or herself. It also includes certain tax offenses described in Article 303 of the Argentine Penal Code as punishable laundering behavior. The new standard falls under Article 303 of the Argentine Penal Code in the chapter titled “Crimes against economic and financial order”.

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

C. Organizational Structure

The following table illustrates our organizational structure as of December 31, 2020. Percentages indicate the ownership interests held by each entity.

EBA Holding S.A. (*)
19.07%
Grupo Financiero Galicia S.A.
100%
Banco de Galicia y Buenos Aires S.A.U.
87.5%
Galicia Warrants S.A.
12.5%
Tarjetas Regionales S.A.
100%
87.5%
Sudamericana Holding S.A.
12.5%
5%
Ondara S.A.
95%
100%
Galicia Seguros S.A.
0.04%
Tarjeta Naranja S.A.
99.96%
100%
Galicia Retiro Compañía de Seguros S.A.
5%
Cobranzas Regionales S.A.
95%
99.99%
Galicia Broker Asesores de Seguros S.A.
Naranja Digital Compañía Financiera S.A.U.
100%
100%
Galicia Administradora de Fondos S.A.
100%
IGAM L.L.C.(**)
100%
100%
INVIU S.A.U.
IGAM Uruguay Agente de Valores S.A.(**)
100%
Galicia Securities S.A.

(*)	The percentage of total votes is 54.1% .
(**)	IGAM Uruguay Agente de Valores S.A. its incorporated in Uruguay while IGAM LLC its registered in the state of Delaware, United States of America.

D. Property, Plants and Equipment

The following are our main property assets, as of December 31, 2020:

Property	Address	Square meters (approx.)	Main uses
Grupo Financiero Galicia
Rented	Tte. Gral. Juan D. Perón 430, 25th floor, Buenos Aires, Argentina	568	Administrative activities
Banco Galicia
Owned	Tte. Gral. Juan D. Perón 407, Buenos Aires, Argentina	18,815	Administrative activities
	Tte. Gral. Juan D. Perón 430, Buenos Aires, Argentina	41,547	Administrative activities
	Corrientes 6287, Buenos Aires, Argentina	34,000	Administrative activities
Ecosistema NaranjaX
Owned	Sucre 152, 154 and 541, Córdoba, Argentina	6,300	Administrative activities
	La Tablada 451, Humberto Primo 450 y 454, Córdoba, Argentina	14,080	Administrative activities
	Jujuy 542, Córdoba, Argentina	853	Administrative activities
	Ruta Nacional 36, km. 8, Córdoba, Argentina	7,715	Storage
	Río Grande, Tierra del Fuego, Argentina	309	Administrative and commercial activities
	San Jerónimo 2348 and 2350, Santa Fe, Argentina	1,475	Administrative and commercial activities
Rented	Sucre 145/151, La Rioja 359, 364 and 375, Córdoba, Argentina	3,564	Administrative activities
	Av. Corrientes 3135, CABA, Argentina	1,271	Administrative activities
	Tte. Gral. Juan D. Perón 430, 19th floor, Buenos Aires, Argentina	173	Administrative activities
Galicia Administradora de Fondos
Rented	Tte. Gral. Juan D. Perón 430, 22nd floor, Buenos Aires, Argentina	220	Administrative activities
Galicia Warrants
Owned	Tte. Gral. Juan D. Perón 456, 6th floor, Buenos Aires, Argentina	118	Administrative activities
	Alsina 3396/3510, San Miguel de Tucumán, Tucumán, Argentina	12,800	Storage (Investment Property)
Galicia Seguros
Owned	Maipú 241, Buenos Aires, Argentina	215,628	Administrative activities
Inviu
Rented	Corrientes 6287, Torre Leiva, 7th floor, Buenos Aires, Argentina	926	Administrative activities
Galicia Securities
Rented	Tte. Gral. Juan D. Perón 430, 22nd floor, Buenos Aires, Argentina	28	Administrative activities

As of December 31, 2020, our distribution network consisted of:

•	Banco Galicia: 326 branches, located throughout Argentina’s 23 provinces, 149 of which were owned and 177 of which were leased by Banco Galicia.

•	Naranja: 180 branches and 20 points of sale, located in 21 of the 23 Argentine provinces, 178 of which were leased by Naranja.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A. Operating Results

The following discussion and analysis are intended to help you understand and assess the significant changes and trends in our historical results of operations and the factors affecting our resources. You should read this section in conjunction with our audited consolidated financial statements and their related notes included elsewhere in this annual report.

A.1 Overview

In recent years, we have strengthened our position as a leading domestic private-sector financial institution, increasing our market share of loans and deposits and strengthening Banco Galicia’s regulatory capital reserves through the issuance of subordinated bonds and follow-on equity offerings, the sale of CFA and internal profit origination.

Despite the deterioration of the Argentine economy, reduction in Argentine GDP, high levels of inflation and the devaluation of the Peso, in 2020 we were able to maintain our asset quality and adequately cover credit risks and maintain liquidity and profitability metrics at reasonable levels.

With the development of the COVID-19 outbreak, which was first alerted by the Chinese government in December 2019, many countries have suspended the business operations of many sectors of their economies, implemented travel restrictions and quarantine measures. Argentina has not been an exception to this rule. The Government implemented a series of measures to reduce the spread of COVID-19, providing for preventative and mandatory social isolation or distancing, with variations depending on the region of the country. As of the date of this report, commercial activities are gradually reopening, in compliance with the protocols established by the Government. Additionally, in response to the pandemic and the ensuing policies implemented by the Government, regulatory agencies established rules whose objectives were to provide assistance to the economic sectors whose operations were adversely affected by the pandemic and for providing health care for the community in general. In particular, the BCRA established many regulations, among which are the suspension of the ability of banks to charge fees for the use of automatic teller machines , the refinancing of certain credit card debts that were not paid by the credit card holder for a one-year term and relaxed the delinquency days and default terms for the benefit of the borrowers. In addition, with the purpose of increasing the financial resources available in the economy, the BCRA has suspended banks’ ability to distribute dividends until June 30, 2021.

Accordingly, the Board of Directors of Grupo Financiero Galicia has been continually analyzing the evolution of the pandemic and its effect and taking all measures within its reach to safeguard it business continuity, to protect the health and safety of its employees, customers, and other stakeholders. Among the actions carried out to collaborate and comply with the regulations of the Government and of the BCRA, the following stand out: the subsidiaries of Group Financiero Galicia created interdisciplinary committees responsible for designing and executing various protocols and procedures for the provision of services; work from home policies were implemented, except for those employees who have activities that require their physical presence e.g. cash management logistics and customer service; appointments were required to conduct transactions at branch locations; various lines of credit were made available to clients with certain benefits such as reduction of interest rates, grace periods and the extension of payment terms; subsidies granted by the Government were credited to customer accounts and through the Banelco ATM network; new free-accounts were opened for retirement and subsidy beneficiaries; processes were modified so that they can be done 100% online through websites and / or mobile applications, without having to go to branches; new customer features and options were designed, such as the possibility of withdrawing money from ATMs and self-service terminals without a debit card; donations were made to various health centers, municipalities and families in vulnerable situations; solidarity campaigns were launched to promote customer collaboration and additional contribution from Grupo’s subsidiaries.

Our business and prospects are subject to risks associated with and arising from the outbreak of COVID-19, and the uncertainty of the impacts, duration, and severity of the outbreak. This global pandemic creates substantial uncertainty as to our ability to achieve our financial projects and how it may affect our business operations.

On another note but connected to the impact COVID-19 may have on how we operate our business, we have conducted a business impact analysis as part of our Business Continuity Program. The results of this analysis show that critical business functions will remain operative upon the occurrence of a disruptive event. In cases of mass absenteeism events, the analysis conducted identified the minimum quantity of personnel and positions needed to remain operative, the outcome being the leader of the relevant sector responsible for assigning personnel to such critical positions. New employees will be hired, and current employees will be relocated to guarantee that critical functions remain operative, if and where needed.

Even though up to the date of this report, Grupo Financiero Galicia and its subsidiaries have suffered a limited impact on their results as a consequence of the pandemic, the impact of a lower level of economic activity and a higher level of unemployment could have a significant impact on Grupo Financiero Galicia’s results of operations in the future.

Taking into account the above, fiscal year 2021 is expected to be a challenging year as a result of the uncertainty related to the impact of COVID-19, the evolution of the sovereign debt restructuring process with the IMF, and the path to the normalization of certain macroeconomic imbalances in a volatile global economy, all of which could negatively impact the Argentine economy and Grupo Financiero Galicia’s results of operations.

A.2 The Argentine Economy

The first weeks of 2020 continued to reflect the favorable trend observed in the last months of the previous year, driven mainly by the optimism generated by the progress in the U.S.-China trade negotiations, diverting investors’ focus to other events such as the U.S. presidential elections, which took place at the beginning of November 2020. However, the economic-financial dynamics in the world were completely altered by the outbreak of COVID-19, a virus categorized by the World Health Organization (“WHO”) as a global pandemic. An almost complete shutdown in global activity led to recessions with unprecedented economic and social costs across the world. As a reference, in the United States the unemployment rate peaked at 14.7% in 2020 (it was 6.7% in December 2020) and 21.4 million jobs were lost between March and April 2020 (almost 11.8 million were created by the end of the year), and the GDP fell 31.4% quarter over quarter in the second quarter ( it increased 33.4% in the third quarter and 4.3% in the fourth quarter ending with a year over year decrease of 2.4% in 2020).

Confronted with this global context, both monetary entities and governments responded with important monetary and fiscal measures to ensure the correct functioning of the markets and to mitigate the negative economic and health effects generated by the virus.

In the United States, fiscal measures reached a total of approximately US$3.9 trillion (~20% of GDP) in 2020, while the victory of the Democratic party boosted expectancy for further fiscal stimulus in the short-term. Likewise, the U.S. Federal Reserve reduced its interest rate range by 150 bps to 0%-0.25% and increased its balance sheet through various asset-buyback programs aimed at providing liquidity, amounting to 76.8% or US$3.2 trillion to almost US$7.4 trillion in 2020, representing about 37.8% of GDP, which is a level not observed since World War II. Additionally, the U.S. Federal Reserve updated its monetary policy framework, stating among the main changes that the level of rates consistent with full employment and long-term price stability had been reduced compared to its historical average, that higher risks to employment and inflation are expected, and that they will target full employment and an average inflation of 2%, hoping to see levels above such benchmark consistently. In the Eurozone, fiscal measures taken jointly in 2020 by country members reached € 1.4 trillion (around 10.1% of the aggregate GDP), while during 2020 the European Central Bank (ECB) maintained its interest rate range at -0.5% to 0.0% and expanded its balance sheet by 48.7% or € 2.3 trillion to € 7.0 trillion, representing around 16.9% of GDP. In addition, there were significant incremental fiscal measures implemented in Germany, the United Kingdom and France. Finally, in 2020 China announced fiscal measures for RMB 4.8 trillion (~4.7% of GDP), while the country’s Central Bank (PBC) cut its interest rate by 30 bps to 3.85% and introduced financing facilities for RMB 2.6 trillion. On the other hand, there is still significant uncertainty regarding whether the measures introduced so far are enough to mitigate the effects of the Coronavirus or if additional efforts will be required from the relevant governmental authorities.

The number of positive cases of coronavirus reached 83.9 million by the end of 2020, including a mortality rate of 2.9%, mainly focused in the United States (20.5 million), India (10.3 million) and Brazil (7.7 million). Moreover, different stages of the virus propagation and social distancing measures have been seen worldwide. In general, the first wave of propagation was followed by a second wave, and the spread of the virus was accelerating by the end of the year, reducing short and medium-term perspectives for economic recovery. On the other hand, several vaccines were approved for use by various governments in the last months of the year, although it was still unknown when approved vaccines would be available for widespread distribution with the goal of obtaining global herd immunity.

Following the strike of COVID-19, stock indexes reflected a substantial correction between February and March of 2020, including maximum declines compared to the end of 2019 of 30.7% in the S&P 500 index in the United States ( it was up 16.3% in 2020 as compared to 2019 by the end of 2020), 36.3% in the SX5E in the Eurozone ( it was down 5.1% as compared to 2019 by the end of 2020) and 12.8% in the Shanghai Composite in China ( it was up 21.5% by the end of 2020 as compared to 2019). Among other relevant variables, the VIX volatility index peaked at 82.6 points to close 2020 at 22.75 points, a level still well above the average of approximately 15 points prior to the impact of the Coronavirus. Also, the DXY US dollar index rose to almost 103 points at the peak to decline up to around 90 points. For emerging markets, this meant an outflow of up to US$96.9 billion by the end of September 2020 resulting in a marked depreciation of related currencies against the Dollar, compared to inflows for US$62.2 billion in the last three months of 2020. The problem of the spread of the Coronavirus was compounded by the conflict between Saudi Arabia and Russia over oil. After both countries failed to reach an agreement to limit barrel production, Saudi Arabia decided to increase its production output, causing a price correction in the crude oil price (WTI) of up to 81% to US$11.6 per barrel in March 2020, although its price ended the year at US$48.5, boosted by global economic recovery.

At the local level, the Argentine economy began 2020 unable to recover dynamism after ending 2019 with its second consecutive annual decline. In 2019, activity had fallen 2.1% (following the 2.6% contraction in 2018), a consequence of high political uncertainty, exchange rate volatility and accelerating inflation. The lack of confidence prevented the country from refinancing its debt maturities, and the new Government had to handle an external debt restructuring process during the first months in office. The outbreak of COVID-19 added to this situation, a pandemic that forced the Government to implement a number of restrictive measures regarding movement by the public and social distancing and isolation policies starting in mid-March, which negatively impacted production and trade. Therefore, according to the National Institute of Statistics and Censuses (INDEC), the Argentine GDP plunged an annual 9.9% in 2020 as compared to 2019.

The labor market reflected the historical slump in economic activity, as the latest available data shows that the unemployment rate rose to 11.0% of the economically active population during the fourth quarter of 2020. These figures are compared to an unemployment rate of 8.9% in the same quarter of 2019. Moreover, the activity and employment rates reached 45.0% and 40.1%, respectively, in the fourth quarter of 2020. In both cases, this is below the 47.2% and 43.0% of the same quarter of the previous year.

On the monetary front, the main aggregates accelerated their expansion pace during most of 2020, rising several points above inflation (+60.4% year-on-year in October as compared to 2019). Up to November 5, the latest data available at the time of writing this annual report, the monetary base increased by Ps.464,844 million, due mainly to the monetary entity’s provision of financing to the Argentine Treasury. The BCRA issued Ps.407,720 million in “temporary advances” to the Argentine Treasury and Ps.1,2020,000 million as a consequence of transferring all of 2019’s profits to the Argentine Treasury. This amounted to 6.0% of the GDP. The impact of these issuances was neutralized via the placement of repo transactions and LELIQ (Ps.646,072 million, net of interest), combined with the absorption of Argentine pesos resulting from the sale of foreign currency to the private sector (Ps.331,866 million) and to the public sector (Ps.126,391 million).

Meanwhile, private M2 (comprised of currency held by the public, savings accounts and checking accounts of the private sector) also showed strong dynamism, registering an expansion of 79.3% as of December 30, 2020 with respect to the same period of 2019. Total M2 (which also includes public sector deposits) recorded a similar expansion (+80.9%) in the same period.

During the first months of the year, domestic interest rates showed a downward trend. The BADLAR rate started at 36.2% in 2020, and by April it was at an average of 20%. However, exchange rate pressures and the growing liquidity in Argentine pesos led the BCRA to set a minimum interest rate level for term deposits of less than Ps.1 million equivalent to 70% of the LELIQ rate (nominal annual rate “TNA” of 26.6%). The minimum rate was later extended to fixed term deposits of up to $4 million, and subsequently to all time deposits. In June, the interest rate floor for all fixed-term deposits was raised to 79% of the LELIQ rate (TNA of 30.02%) and in August, it was raised to 87% (TNA of 33.06%), although this was only for retail deposits. At the beginning of October, the BCRA initiated a rate harmonization process, consisting of an increase in liability repurchase transactions rates (from 19% to 31% in four different segments) and a reduction in the LELIQ rate (from 38% to 36%). The rate floor for fixed-term deposits was also adjusted upwards, bringing fixed-term deposits of less than Ps.1 million currently yielding a minimum of 34% and those of more than Ps.1 million to 32%.

The reference exchange rate of the BCRA went from Ps.59.90 to Ps.84.15 per dollar, between December 30, 2019 and December 30, 2020 (equivalent to an increase in the exchange rate of 40.5%). The average exchange rate went from Ps.59.88 per dollar in December 2019 to Ps.82.72 per dollar in December 2020.

The National Consumer Price Index data published by INDEC showed a year-on-year variation of 36.1% in December 2020, 17.7 percentage points below the 53.8% variation of December 2019. This slowdown was partly due to the stabilization of the exchange rate, the implementation of capital controls, and the freezing of rates for public utilities and certain regulated goods and services. Additionally, it may be partially attributed to the statistical effect that the paralysis of activity had on price surveys during the months in which the strictest restrictions on mobility and production prevailed, in some cases, it was not possible to obtain measurements. The increase in the precautionary demand for money and the erosion of the purchasing power (a consequence of the increase in layoffs and salary cuts and of the fall in employment) also helped to contain the evolution of prices.

On a fiscal level, during 2020, tax resources (grew 23.0% compared to the interannual expansion of 51.4% in 2019. Likewise, primary expenditures expanded 63.5% in 2020, above the 37.2% of the previous year. Thus, the national private sector registered a primary deficit of Ps.1,749,957 million, equivalent to —6.5% of the GDP. This figure indicated an impairment compared to the 2019 primary deficit of Ps.95,122 million (-0.4 p.p. of the GDP). After the payment of interest for Ps.542,873 million, the financial deficit for 2020 amounted to Ps.2,292,830 million, equivalent to -8.5% of GDP.

In relation to the external sector, in 2020 the foreign exchange current account published by the BCRA (cash base) recorded a surplus of US$322 million, a drop of 94.9% compared to the surplus of US$6,277 million registered in 2019. Measured in relation to GDP, the surplus of the checking account was about 0.1%, showing a drop compared to the surplus of 1.4% of the previous year.

The impairment observed in nominal terms was the result of lower net income from goods (US$8,492 million in 2020 as compared to US$23,444 million in 2019), an effect offset by a lower outflow of foreign currency via the balance of services (US$1,595 million up to September 2020) and by lower interest payments (US$6,528 million). In particular, income from the collections of goods exports totaled US$50,357 million in 2020, a 12.89% drop compared to the level observed in the previous year. Likewise, the import payments of the exchange balance sheet totaled US$41,865 million, registering an interannual growth of 22.0%

In this context, the foreign exchange capital and financial account recorded a net currency outflow of US$8,048 million in 2020, compared to a net outflow of US$32,384 million in 2019. Likewise, the International Reserves of the BCRA amounted to US$39,387 million year-end, which is US$5,394 million below the figure of a previous year.

A.3 The Argentine Financial System

Total loans provided to the private sector by the financial system climbed to Ps.3,355,603 million in December 2020, reflecting a 29.6% increase over the same month of 2020. Consumer loans, consisting of loans granted through credit cards and personal loans, presented the greatest growth, a 39.2% increase as compared to December 31, 2019, totaling Ps.1,372,301 million as of December 31, 2020. On the other hand, commercial loans, consisting of current account overdrafts and drafts/bills (signature and purchased/discounted loans), finally totaled Ps.1,227,705 million, registering an increase of 25.2% year-on-year (YoY).

Total deposits in the financial system climbed to Ps.7,977,812 million as of the end of December 2020, up by 67.0% as compared to December 31, 2019. Deposits from the non-financial private sector increased 64.0% annually, climbing to Ps.6,453,993 million, while public sector deposits totaled Ps.1,432,927 million, increase by 89.2% YoY. Within private sector deposits, transaction deposits ended at Ps 3,707,372 million, a 62.5% hike YoY, and time deposits at Ps.2,603,540million, a 68.9% annual growth.

In December 2020, the average interest rate for 30-35-day term deposits in Argentine pesos from private banks (over Ps.1 million) was 34.2%, registering an interannual drop of 7.5 p.p. Regarding active rates, the one corresponding to advances in current account was 39.7% (-26.7 p.p. YoY).

With data as of December 2020, financial institutions increased liquidity levels (in relation to total deposits) compared to the same month of the previous year, a ratio that stood at 65.0%, +4.9 p.p. (considering repurchase transactions and instruments of the BCRA).

In terms of solvency, the equity of the financial system showed an interannual increase of Ps.777,586 million, finally totaling Ps.1,685,318 million, which implies an 85.7% increase. The profitability of the system accumulating 12 months as of December 2020 (Comprehensive Income adjusted by inflation) was equivalent to 2.3% of assets, while the return on Shareholders’ Equity was 15.8%.

The nonperforming portfolio of loans to the non-financial private sector amounted to 3.9% in December 2020, minor than the 5.7% of the previous year. Hedging with allowances for private sector nonperforming loans was 151%, 53 p.p. higher than the measurement reported in the same month of 2019.

As for the composition of the financial system, as of November 30, 2020, there were 79 financial institutions: 64 banks, of which 51 were private (35 of domestic capital and 16 foreigners) and 13 were public, and 15 non-banking financial institutions.

With data as of September 2020, the latest information available, the financial system employed 104,657 people, which represented a 2.1% drop since September 30, 2019.

A.4 The Argentine Insurance Industry

According to the information published by the Superintencia de Seguros de la Nación, the insurance industry continued to grow throughout 2020. The total gross premiums in respect of property, life, and retirement insurance for such period was equal to Ps.840,557 million, an increase of 35% as compared to 2019.

During 2020, the automotive and workers’ compensation insurance sectors were affected by high inflation and an increase in the filing of claims for compensation. Although inflation is not decreasing as expected, financial income is expected to cover any increased costs as a result of the foregoing.

Home, life and personal accident insurance policies increased by 35% year-over-year. It is expected that this segment will continue to increase as the Argentine economy stabilizes. During this period, Galicia Seguros has maintained positive financial results. As of December 31, 2020, Sudamericana Holding, primarily through its main subsidiary Galicia Seguros reported a net income equal to Ps.1,318 million. This result includes Ps.7,789 million of insurance premiums and surcharges (related to both direct insurance and reinsurance).

A.5 Inflation

Historically, inflation in Argentina has played a significant role in influencing, often negatively, the economic conditions and, in turn, the operations and financial results of companies operating in Argentina, such as Grupo Financiero Galicia.

In fiscal year 2015, due to changes in the authorities at the Institute of Statistics, the Wholesale Price Index and CPI series were discontinued beginning in October 2015. The Wholesale Price Index was republished beginning January 2016. A new CPI series was launched in May 2016 but did not contain historical information.

The chart below presents a comparison of inflation rates published by INDEC, measured by the Whole Price Index and the CPI, for the fiscal years 2020, 2019 and 2018.

In addition, the chart below presents the evolution of the CER and UVA indexes, published by the BCRA and used to adjust the principal of certain of our assets and liabilities for the specified periods.

	For the Year Ended December 31,
	2020	2019	2018
	(in percentages)
Price Indices (1)
WPI	35.38	58.49	73.50
CPI	36.14	53.83	47.65
Adjustment Indices
CER	25.49	18,70	12,34
UVA(2)	64.32	47,16	31,06

(1)	Data for December of each year as compared to December of the immediately preceding year.
(2)	Unidad de Valor Adquisitivo (Acquisition Value Unit).

In 2020, the CPI published by INDEC reflected a 36.1% increase, while the CER and UVA indexes went up 25.5% and 64.32% during the same period, respectively.

In the first two months of 2021, the CPI published by INDEC reflected a 7.8% increase, while the CER and UVA indexes increased by 7.54% and 7.34% respectively, during the same period.

A.6 Currency Composition of Our Balance Sheet

The following table sets forth our assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER/UVA, as of the dates indicated.

	As of December 31,
	2020	2019	2018
	(In millions of Pesos)
Assets
In Pesos, Unadjusted	805,797	620,363	731,530
In Pesos, Adjusted by the CER/UVA	32,321	39,809	38,635
In Foreign Currency (1)	217,161	275,182	422,931

Total Assets	1,055,279	935,354	1,193,096

Liabilities and Shareholders’ Equity
In Pesos, Unadjusted, Including Shareholders’ Equity	831,019	657,516	764,365
In Pesos, Adjusted by the CER/UVA	7,099	2,656	5,800
In Foreign Currency (1)	217,161	275,182	422,931

Total Liabilities and Shareholders’ Equity	1,055,279	935,354	1,193,096

(1)

If adjusted to reflect forward sales and purchases of foreign exchange made by Grupo Financiero Galicia and recorded off-balance sheet, assets amounted to Ps.241,110 and liabilities Ps.241,650 million as of December 31, 2020.

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

A.7 Results of Operations for the Fiscal Years Ended December 31, 2020 and December 31, 2019 and December 31, 2018.

We discuss below our results of operations for the fiscal year ended December 31, 2020 as compared with our results of operations for the fiscal year ended December 31, 2019 and our results of operations for the fiscal year ended December 31, 2019 as compared with our results of operations for the fiscal year ended December 31, 2018.

i) Consolidated Income Statement

	For the Year Ended December 31,			Change (%)
	2020	2019	2018	2020/2019	2019/2018
	(in millions of Pesos, except otherwise noted)
Consolidated Income Statement
Net Income from Interest	76,632	47,417	69,873	62	(32)
Interest Income	166,807	177,671	163,928	(6)	8
Interest Expenses	(90,175)	(130,254)	(94,055)	(31)	38
Net Fee Income	36,558	38,233	44,756	(4)	(15)
Fee Income	46,476	47,847	51,094	(3)	(6)
Fee Related Expenses	(9,918)	(9,614)	(6,338)	3	52
Net Income from Financial Instruments	69,332	99,151	36,342	(30)	173
Income from Derecognition of Assets Measured at Amortized Cost	(3)	299	464	(101)	(36)
Exchange Rate Differences on Gold and Foreign Currency	7,047	11,832	7,910	(40)	50
Other Operating Income	22,323	28,770	21,863	(22)	32
Income from Insurance Business	5,502	5,001	6,009	10	(17)
Loan and Other Receivables Loss Provisions	(34,680)	(30,228)	(34,136)	15	(11)

Net Operating Income	182,711	200,475	153,081	(9)	31

Personnel expenses	(31,825)	(33,285)	(35,658)	(4)	(7)
Administrative Expenses	(31,372)	(33,105)	(33,674)	(5)	(2)
Depreciations and Impairment of Assets	(8,284)	(6,895)	(3,460)	20	99
Other Operating Expenses	(30,764)	(35,083)	(35,391)	(12)	(1)
Loss on Net Monetary Position	(36,963)	(41,929)	(37,831)	(12)	11

Operating Income	43,503	50,178	7,067	(13)	610

Share of Profit from Associates and Joint Ventures	(125)	—	—	—	—
Income Tax from Continuing Operations	(17,845)	(17,751)	(14,477)	1	23
Loss from Discontinued Operations	—	—	(544)	—	(100)
Income Tax from Discontinued Operations	—	—	(66)	—	100

Net Income (Loss) for the Year	25,533	32,427	(8,020)	(21)	504

Net Income (Loss) for the Year Attributable to Parent Company’s Owner	25,192	32,276	(7,258)	(22)	545
Net Income (Loss) for the Year Attributable to Non-controlling Interests	341	151	(762)	126	120
Other Comprehensive Income (Loss)	(210)	548	(183)	(138)	399

Total Comprehensive Income (Loss)	25,323	32,975	(8,203)	(23)	502

Total Comprehensive Income (Loss) Attributable to Parent Company’s Owners	24,982	32,824	(7,442)	(24)	541
Total Comprehensive Income (Loss) Loss Attributable to Non-controlling Interests	341	151	(761)	126	120
Ratios (%)				Change (pbs)
Return on Assets	2.39	3.46	(0.61)	(107)	407
Return on Shareholders’ Equity	13.82	20.81	(5.76)	(699)	2,657
				Change (%)
Basic Earnings per Share (in Pesos)	17.46	22.62	(5.09)	(23)	545

Fiscal Year 2020 compared to Fiscal Year 2019

Net income for the fiscal year ended December 31, 2020 was equal to Ps.25,533 million, as compared to net income equal to Ps.32,427 million for the fiscal year ended December 31, 2019, a Ps.6,894 million or 21% decrease. This result was mainly due to net income from: (i) banking activities (Banco Galicia) for Ps.20,928 million, (ii) Ecosistema NaranjaX for Ps.2,159 million and (iii) insurance services (Sudamerica Holding) for Ps.1,318 million.

Net earnings per share for the fiscal year ended December 31, 2020 was equal to a Ps.17.46 per share, as compared to a Ps.22.62 per share for the fiscal year ended December 31, 2019.

The return on assets and the return on shareholders’ equity for the fiscal year ended December 31, 2020 was equal to a 2.39% and 13.82%, respectively, as compared to a 3.46% and 20.81%, respectively, for the fiscal year ended December 31, 2019.

The decrease in net income for the year ended December 31, 2020 was primarily attributable to a lower net operating income, decreasing from Ps.200,475 million to Ps.182,711 million (a 9% decrease as compared to December 31, 2019) and was partially offset by (i) a Ps.4,966 million decrease in the loss on net monetary position, decreasing from Ps.41,929 million in 2019 to Ps.36,963 million in 2020 and (ii) a Ps.1,733 million decrease in administrative expenses, decreasing from Ps.33,105 million in 2019 to Ps.31,372 million in 2020.

The decrease in net operating income from the year ended December 31, 2020 was mainly attributable to: (i) a Ps.29,819 million decrease in net income from financial instruments, from Ps.99,151 million in 2019 to Ps.69,332 million in 2020, (ii) a Ps.6,447 million decrease in other operating income from Ps.28,770 million in 2019 to Ps.22,323 million in 2020 and (iii) a Ps.4,785 million decrease in exchange rate differences on gold and foreign currency from Ps.11,832 million in 2019 to Ps.7,047 million in 2020. Such decrease was partially offset by a Ps.29,215 increase in net income from interest from Ps.47,417 million in 2019 to Ps.76,632 million in 2020.

Fiscal Year 2019 compared to Fiscal Year 2018

Net income for the fiscal year ended December 31, 2019 was equal to Ps.32,427 million, as compared to net loss equal to Ps.8,020 million for the fiscal year ended December 31, 2018, a Ps.40,447 million or 504% increase. This result was mainly due to net income (i) from banking activities (Banco Galicia) for Ps.30,336 million, (ii) from Ecosistema NaranjaX for Ps.889 million and (iii) from activities related to insurance services (Sudamerica Holding) for Ps.863 million.

Net gain per share for the fiscal year ended December 31, 2019 was equal to a Ps.22.62 per share gain, as compared to a Ps.5.09 per share loss for the fiscal year ended December 31, 2018.

The return on assets and the return on shareholders’ equity for the fiscal year ended December 31, 2019 was equal to a 3.46% and 20.81%, respectively, as compared to a 0.61% loss and 5.76% loss, respectively, for the fiscal year ended December 31, 2018.

This result was attributable to (i) a growth of net operating income (31% increase compared to previous year) and (ii) a 7% decrease in personnel expenses.

The increase in net income for the year ended December 31, 2019 was primarily attributable to a higher net operating income from Ps.153,081 million to Ps.200,475 million (a 31% increase as compared to December 31, 2018) and was partially offset by (i) a Ps.4,098 million increase loss on net monetary position, increasing from Ps.37,831 million in 2018 to Ps.41,929 million in 2019 and (ii) a Ps.3,435 million increase in depreciation and impairment of assets, increasing from Ps.3,460 million in 2018 to Ps.6,895 million in 2019.

The Ps.47,394 million increase in net operating income was mainly attributable to (i) a Ps.62,809 million increase in net income from financial instruments from Ps.36,342 million in 2018 to Ps.99,151 million in 2019, (ii) a Ps.6,907 million increase in other operating income from Ps.21,863 million in 2018 to Ps.28,770 million in 2019 and (iii) a Ps.3,922 million increase in exchange rate differences on gold and foreign currency from Ps.7,910 million in 2018 to Ps.11,832 million in 2019. This increase was offset by (i) a Ps.36,199 million increase in interest expenses from Ps.94,055 million in 2018 to Ps.130,254 million in 2019, and (ii) a Ps.6,523 million decrease in net fee income from Ps.44,756 million in 2018 to Ps.38,233 million in 2019.

ii) Interest-Earning Assets

The following table shows our yields on interest-earning assets:

	As of December 31,
	2020		2019		2018
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos, except rates)
Interest-Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	155,630	40.11	166,505	50.98	93,353	30.75
Others Debt Securities	1,385	73.29	1,838	48.31	3,541	22.56
Total Debt Securities at fair value through profit or loss	157,015	40.41	168,343	50.95	96,894	30.45
Repurchase Transactions	35,871	25.00	18,170	53.46	16,479	9.42
Loans and Other Financing
Loans	491,386	30.23	587,663	27.12	631,995	24.80
Financial Leases	2,324	15.15	3,857	19.73	5,059	24.25
Other Loans and Other Financing	2,265	13.82	3,317	20.20	1,244	47.35
Total Loans and Other Financing	495,975	30.08	594,837	27.03	638,298	24.84
Other Interest-Earning Assets	44,279	30.39	54,603	24.76	43,578	16.26

Total Interest-Earning Assets	733,140	32.06	835,953	32.27	795,249	24.74

Spread and Net Yield
Interest Spread, Nominal Basis (1)		16.05		12.06		10.21
Cost of Funds Supporting Interest-Earning Assets		12.27		15.43		11.41
Net Yield on Interest-Earning Assets (2)		19.80		16.84		13.33

(1)

Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER/UVA adjustment.

(2)	Net interest earned divided by average interest-earning assets. Interest rates include the CER/UVA adjustment.

Fiscal Year 2020 compared to Fiscal Year 2019

The average of interest-earning assets decreased Ps.102,813 million, from Ps.835,953 million for the fiscal year ended December 31, 2019 to Ps.733,140 million for the fiscal year ended December 31, 2020, representing a 12% decrease. Of this decrease, Ps.96,277 million was due to a decrease in the average size of the loan portfolio. The average yield on interest-earning assets was 32.06% in 2020, as compared to 32.27% in 2019, a 21 bps decrease, mainly attributable to a decrease in the average interest rate earned on repurchase transactions (decreasing 2,846 bps as compared to 2019) and government securities ( decreasing 1,087 bps as compared to 2019).

Fiscal Year 2019 compared to Fiscal Year 2018

The average of interest-earning assets increased Ps.40,704 million, from Ps.795,249 million for the fiscal year ended December 31, 2018 to Ps.835,953 million for the fiscal year ended December 31, 2019, representing a 5% increase. Of this increase, Ps.73,152 million was due to an increase in the average size of the government securities holdings, offset by Ps.44,332 million in the average size of loans. The average yield on interest-earning assets was 32.27% in 2019, as compared to 24.74% in 2018, a 753 bps, that was primarily attributable to an increase in the average interest rate earned on repurchase transactions and an increase in the average interest rate earned Government securities.

iii) Interest-Bearing Liabilities

The following table shows our yields on cost of funds:

	As of December 31,
	2020		2019		2018
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos, except rates)
Interest-Bearing Liabilities
Deposits
Savings Accounts	252,515	5.77	264,364	4.24	279,693	2.48
Time Deposits	243,255	26.68	234,214	39.25	228,217	26.31
Total Interest-Bearing Deposits	495,770	16.03	498,578	20.69	507,910	13.19
Financing Received from the Argentine Central Bank and Other Financial Institutions	19,815	12.64	38,319	13.19	42,944	12.80
Debt Securities and Subordinated Debt Securities	43,921	17.42	88,146	22.54	70,300	25.40
Other Interest-Bearing Liabilities	1,916	15.29	13,315	7.15	3,393	11.97

Total Interest-Bearing Liabilities	561,422	16.02	638,358	20.21	624,547	14.53

Fiscal Year 2020 compared to Fiscal Year 2019

The average interest-bearing liabilities for the fiscal year ended December 31, 2020 were equal to Ps.561,422 million, as compared to Ps.638,358 million for the fiscal year ended December 31, 2019, a 12% decrease. Such decrease was primarily attributable to (i) a Ps.44,225 million decrease in the average balance of debt securities and subordinated debt securities, which decreased to Ps.43,921 million as of the fiscal year ended December 31, 2020 from Ps.88,146 million as of the fiscal year ended December 31, 2019, (ii) a Ps.18,504 million decrease in the average balance of financing received from the BCRA and other financial institutions, which decreased to Ps.19,815 million as of the fiscal year ended December 31, 2020 from Ps.38,319 million as of the fiscal year ended December 31, 2019 and (iii) a Ps.2,808 million decrease in total interest-bearing deposits (savings accounts and time deposits), which decreased to Ps.495,770 million as of the fiscal year ended December 31, 2020 from Ps.498,578 million as of the fiscal year ended December 31, 2019.

Fiscal Year 2019 compared to Fiscal Year 2018

The average interest-bearing liabilities for the fiscal year ended December 31, 2019 were equal to Ps.638,358 million, as compared to Ps.624,547 million for the fiscal year ended December 31, 2018, an increase of 2%. Such increase was primarily attributable to a Ps.17,846 million increase in debt securities, which increased to Ps.88,146 million as of the fiscal year ended December 31, 2019 from Ps.70,300 million as of the fiscal year ended December 31, 2018. This increase was offset by a decrease in the average balance of savings accounts deposits, which decreased to Ps.264,364 million as of the fiscal year ended December 31, 2019 from Ps.279,693 million as of the fiscal year ended December 31, 2018.

iv) Interest Income

Consolidated interest income was composed of the following:

	For the Year Ended December 31,			Change (%)
	2020	2019	2018	2020/2019	2019/2018
	(in millions of Pesos, except percentages)
Cash and due from banks	3	11	2	(73)	450
Corporate debt securities	312	531	691	(41)	(23)
Government debt securities	9,183	6,405	2,908	43	120
On Loans and Other Financing Activities	148,447	161,010	158,764	(8)	1
Non-financial Public Sector	—	—	1	—	(100)
Financial Sector	3,126	4,300	4,406	(27)	(2)
Non-financial Private Sector	145,321	156,710	154,357	(7)	2
Advances	11,887	17,145	20,605	(31)	(17)
Mortgage loans	13,076	17,497	12,463	(25)	40
Pledge loans	1,422	956	891	49	7
Personal Loans	16,299	16,636	19,160	(2)	(13)
Credit Card Loans	47,207	64,903	61,486	(27)	6
Financial Leases	352	761	1,266	(54)	(40)
Others	55,078	38,812	38,486	42	1
On Repurchase Transactions	8,862	9,714	1,563	(9)	521

Total Income from Interest	166,807	177,671	163,928	(6)	8

Fiscal Year 2020 compared to Fiscal Year 2019

Interest income for the fiscal year ended December 31, 2020 was equal to Ps.166,807 million, as compared to Ps.177,671 million for the fiscal year ended December 31, 2019, a 6% decrease. Such decrease was the result of a Ps.12,563 million or 8% decrease in interest from loans and other financing and was partially offset by a Ps.2,778 million increase in interest income from government debt securities measured at amortized cost.

The average amount of loans granted for the fiscal year ended December 31, 2020 was equal to Ps.491,386 million, a 16% decrease as compared to the Ps.587,663 million for the fiscal year ended December 31, 2019. The average interest rate on total loans was 30.23% for the fiscal year ended December 31, 2020, as compared to 27.12% for the fiscal year ended December 31, 2019, representing a 311 bps increase year-over-year.

The decrease in interest earnings from loans and other financing was primarily a consequence of a Ps.17,696 million decrease in credit card loans. This decrease was due to the maximum annual interest rate imposed by the BCRA as a measure to reduce negative economic the consequences of COVID-19. For more information see – Item 4. Information on the Company –A. Business Overview – Argentine Banking Regulations – Limitations on Fees and Other Substantial Elements.

Additionally, the decrease in interest from loans and other financing was due to a Ps.5,258 million decrease in interest from advances and a Ps.4,421 million decrease in interest from mortgage loans, offset by a Ps.16,266 million increase in others loans (mostly comprised of overdrafts and loans for the pre-financing and financing of exports).

Interest income from banking activity amounted to Ps.144,685 million, a 4% decrease as compared to the Ps.150,712 million recorded in the fiscal year ended December 31, 2019.

According to BCRA information, as of December 31, 2020, Banco Galicia’s estimated market share of loans to the private sector was 13.03% as of December 31, 2020, as compared to 11.50% as of December 31, 2019.

The following table indicates Banco Galicia market share in the segments listed below:

	For the Year Ended December 31,
	2020	2019	2018
	(in percentages)
Total Loans	12.95	11.52	10.60
Private-Sector Loans	13.03	11.50	10.51

(*)	Exclusively Banco Galicia within the Argentine market, according to the daily information on loans published by the BCRA. balances as of the last day of each year.

Interest income related to Ecosistema NaranjaX amounted to Ps.21,990 million for the year ended December 31, 2020, a 17% decrease as compared to the Ps.26,500 million recorded for the fiscal year ended December 31, 2019.

Interest income related to insurance activity amounted to Ps.727 million for the year ended December 31, 2020, a 37% decrease as compared to the Ps.1,145 million recorded for the fiscal year ended December 31, 2019. This decrease was related to interest from debt securities recorded at amortized cost.

Fiscal Year 2019 compared to Fiscal Year 2018

Interest income for the fiscal year ended December 31, 2019 was Ps.177,671 million, as compared to Ps.163,928 million for the fiscal year ended December 31, 2018, an 8% increase. Such increase was mainly the result of: (i) Ps.8,151 million in interest from repurchase transactions, (ii) Ps.3,497 million in interest from government debt securities measured at amortized cost and (iii) Ps.2,246 million in interest from loans and other financing.

The average amount of repurchase transactions for the fiscal year ended December 31, 2019 was equal to Ps.18,170 million, a 10% increase as compared to Ps.16,479 million for the fiscal year ended December 31, 2018. The average interest rate on repurchase transactions was 53.46%, a 4,404 bps increase as compared to 9.46% as of December 31, 2018.

The average amount of loans for the fiscal year ended December 31, 2019 was equal to Ps.587,663 million, a 7 % increase as compared to the Ps.631,995 million for the fiscal year ended December 31, 2018.This decrease was primarily attributable to the increase in overdraft, mortgage and credit card loans extended as part of the portfolio. The average interest rate on total loans was 27.12% for the fiscal year ended December 31, 2019, as compared to 24.80% for the fiscal year ended December 31, 2018, representing a 232 bps increase year-over-year.

Interest income from banking activity for the fiscal year ended December 31, 2019 amounted to Ps.150,712 million, a 25% increase as compared to the Ps.120,773 million recorded in the fiscal year ended December 31, 2018.

According to BCRA information, as of December 31, 2019 Banco Galicia’s estimated market share of loans to the private sector was 11.50%, a 99 pbs increase when compared with the 10.51% for fiscal year ended December 31, 2018.

Interest income related to Ecosistema NaranjaX amounted to Ps.26,500 million for the year ended December 31, 2019, a 16% decrease as compared to the Ps.31,707 million recorded for the fiscal year ended December 31, 2018.

Interest income related to insurance services amounted to Ps.1,145 million for the year ended December 31, 2019, a 31% increase as compared to the Ps.875 million recorded for the fiscal year ended December 31, 2018.

v) Interest Expenses

Consolidated interest expenses were comprised of the following:

	For the Year Ended December 31,			Change (%)
	2020	2019	2018	2020/2019	2019/2018
	(in millions of Pesos, except percentages)
On Deposits	79,483	103,158	68,499	(23)	51
Non-financial Private Sector	79,483	103,158	68,499	(23)	51
Checking Accounts	—	—	—	—	—
Savings Accounts	11	9	11	22	(18)
Time Deposit and Term Investments	62,824	90,832	59,909	(31)	52
Others	16,648	12,317	8,579	35	44
On Financing Received from the Argentine Central Bank and Other Financial Institutions	1,744	3,340	4,526	(48)	(26)
On Repurchase Transactions	304	921	463	(67)	99
On Other Financial Liabilities	953	1,778	1,629	(46)	9
On Debt Securities	6,097	19,389	17,407	(69)	11
On Subordinated Debt Securities	1,594	1,668	1,531	(4)	9

Total Interest Expenses	90,175	130,254	94,055	(31)	38

Fiscal Year 2020 compared to Fiscal Year 2019

Interest expenses for the fiscal year ended December 31, 2020 were equal to Ps.90,175 million, as compared to Ps.130,254 million for the fiscal year ended December 31, 2019, representing a 31% decrease. Such decrease was primarily attributable to a 23% decrease in interest paid on deposits, as consequence of low rate yields.

Interest expenses from deposits amounted to Ps.79,483 million for the fiscal year ended December 31, 2020, as compared to Ps.103,158 million for the fiscal year ended December 31, 2019, a Ps.23,675 million decrease. This decrease was primarily due to increased interest expenses related to time deposits and term investments, which was equal to Ps.62,824 million for the fiscal year ended December 31, 2020, representing a 31% decrease as compared to Ps.90,832 million for the fiscal year ended December 31, 2019. Such lower interest paid on time deposits was due to lower rates as compare to the rates of 2019, as consequence the regulated rates product of the monetary regulation.

The total average interest-bearing deposits for the fiscal year ended December 31, 2020 amounted to Ps.495,770 million, registering a decrease of 1%. Of this decrease, Ps.11,849 million were saving accounts deposits. This decrease was offset by an increase in time deposits for Ps.9,041 million.

Out of total interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2020, the average interest rate of time deposits was 16.03%, as compared to 20.69% for the fiscal year ended December 31, 2019, a 466 bps decrease.

Savings accounts deposits for the fiscal year ended December 31, 2020 accrued interest at an average rate of 5.77%, as compared to an average rate of 4.24% for the fiscal year ended December 31, 2019, a 153 bps increase. The rate of time deposits for the fiscal year ended December 31, 2020 was 26.68%, as compared to 39.25% for the fiscal year ended December 31, 2019, a 1,257 bps decrease.

Interest expenses related to banking activity amounted to Ps.85,854 million for the fiscal year ended December 31, 2020, as compared to Ps.118,269 million for the fiscal year ended December 31, 2019, representing a 27% decrease.

According BCRA information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share increased from 10.17% as of December 31, 2019 to 10.28% as of December 31, 2020.

The following table indicates Banco Galicia´s market share in the segments listed below:

	For the Year Ended December 31,
	2020	2019	2018
	(in percentages)
Total Deposits	8.42	8.23	8.85
Total Deposits in Checking and Savings Accounts and Time Deposits	10.28	10.17	11.33
Private-Sector Deposits	10.07	9.92	11.09

(*)	Exclusively Banco Galicia within the Argentine market, according to the daily information on deposits published by the BCRA. balances as of the last day of each year.

Interest expenses related to Ecosistema NaranjaX amounted to Ps.5,150 million for the fiscal year ended December 31, 2019, as compared to Ps.13,232 million for the fiscal year ended December 31, 2019, representing a 58% decrease. This decrease was primarily a result of a decrease in interest expenses on debt securities issued by Naranja.

Fiscal Year 2019 compared to Fiscal Year 2018

Interest expenses for the fiscal year ended December 31, 2019 were equal to Ps.130,254 million, as compared to Ps.94,055 million for the fiscal year ended December 31, 2018, representing a 38% increase. Such increase was primarily attributable to an 51% increase in interest paid on deposits.

Interest expenses from deposits amounted to Ps.103,158 million for the fiscal year ended December 31, 2019 as compared to Ps.68,499 million for the fiscal year ended December 31, 2018 a Ps.34,659 million increase. This increase was primarily due to increased interest expenses related to time deposits and term investments, which was equal to Ps.90,832 million for the fiscal year ended December 31, 2019, representing a 52% increase as compared to Ps.59,909 million for the fiscal year ended December 31, 2018.

Average deposits recorded a decrease of 2% as compared to the fiscal year ended December 31, 2018, with a decrease of 5% in savings account deposits and a 3% increase in time deposits.

Out of total interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2019 the average interest rate of time deposits was 20,69%, as compared to 13,19% for the fiscal year ended December 31, 2018, a 750 bps increase.

Interest expenses related to banking activity amounted Ps.118,269 million for the fiscal year ended December 31, 2019 as compared to Ps.79,349 million for the fiscal year ended December 31, 2018, representing a 49% increase.

Using BCRA information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share decreased from 11.09% as of December 31, 2018 to 9.92% as of December 31, 2019.

Interest expenses related to Ecosistema NaranjaX amounted to Ps.13,232 million for the fiscal year ended December 31, 2019 as compared to Ps.12,485 million for the fiscal year ended December 31, 2018, representing a 6% increase. This increase was primarily the result of an increase in interest expenses on debt securities issued by Naranja.

vi) Net Fee Income

Consolidated net fee income consisted of:

	For the Year Ended December 31,			Change (%)
	2020	2019	2018	2020/2019	2019/2018
	(in millions of Pesos, except percentages)
Income From
Credit Cards	23,841	24,204	23,839	(1)	2
Deposit Accounts	4,638	5,994	7,290	(23)	(18)
Insurances	1,716	1,797	2,170	(5)	(17)
Financial fees	202	427	626	(53)	(32)
Credit-related fees	7,424	6,403	8,647	16	(26)
Foreign trade	1,999	2,132	2,023	(6)	5
Collections	1,776	1,698	1,543	5	10
Utility-bills collection services	2,207	2,361	1,839	(7)	28
Mutual funds	814	1,220	1,007	(33)	21
Others	1,859	1,611	2,110	15	(24)

Total fee income	46,476	47,847	51,094	(3)	(6)

Total fee expenses	(9,918)	(9,614)	(6,338)	3	52

Net fee income	36,558	38,233	44,756	(4)	(15)

Fiscal Year 2020 compared to Fiscal Year 2019

Our net fee income for the fiscal year ended December 31, 2020 was equal to Ps.36,558 million, as compared to Ps.38,233 million for the fiscal year ended December 31, 2019, a 4% decrease. This decrease was mainly due to a 23% decrease in deposit accounts fees.

Fees related to deposit accounts for the fiscal year ended December 31, 2020 were equal to Ps.4,638, as compared to Ps.5,994 million for the fiscal year ended December 31, 2019, a Ps.1,356 million decrease. This decrease was primarily attributable to a decrease in fees related to maintaining a checking account with us or our subsidiaries. Total deposit accounts for the fiscal year ended December 31, 2020 were 6.2 million, as compared to 5.2 million for the fiscal year ended December 31, 2019, a 17% increase.

Additionally, credit- related fees, amounted to Ps.7,424 million for the fiscal year ended December 31, 2020, a Ps.1,021 million increase as compared to Ps.6,403 million for the fiscal year ended December 31, 2019.

Income from credit card transactions, for the fiscal year ended December 31, 2020 was Ps.23,841 million, as compared to Ps.24,204 million for the fiscal year ended December 31, 2019, a Ps.363 million decrease. Such decrease was mainly attributable to a decrease in fees recorded by Naranja.

The total number of credit cards managed for the fiscal year ended December 31, 2020 was 13,688,430, as compared to 13,545,870 for the fiscal year ended December 31, 2019, a 1% increase.

The following table sets forth the number of credit cards outstanding as of the dates indicated:

	December 31,			Change (%)
	2020	2019	2018	2020/2019	2019/2018
	(number of credit cards, except otherwise noted)			(percentages)
Visa	3,133,068	3,044,890	3,136,166	3	(3)
“Gold”	726,381	706,257	744,771	3	(5)
International	1,048,598	1,096,441	1,282,617	(4)	(15)
Domestic	30,881	36,246	50,091	(15)	(28)
“Business”	164,310	159,245	148,549	3	7
“Platinum”	644,364	591,817	359,477	9	65
“Signature”	518,534	461,274	550,661	12	(16)
Galicia Rural	17,864	17,965	18,188	(1)	(1)
American Express	761,267	750,581	893,314	1	(16)
“Gold”	204,397	213,080	280,239	(4)	(24)
“International”	104,712	123,451	184,437	(15)	(33)
“Platinum”	198,697	178,638	270,068	11	(34)
“Signature”	253,461	239,246	158,570	6	51
MasterCard	1,162,879	1,177,111	1,050,041	(1)	12
“Gold”	324,811	315,152	284,340	3	11
MasterCard	374,133	417,605	414,559	(10)	1
Argencard	75	1,371	148	(95)	826
“Platinum”	220,848	213,632	170,202	3	26
“Black”	243,012	234,463	180,792	4	30
Naranja	8,613,352	8,560,435	8,817,871	1	(3)
Naranja	4,619,426	4,606,528	4,777,286	—	(4)
Visa	3,513,542	3,452,555	3,503,792	2	(1)
MasterCard	415,901	455,038	491,231	(9)	(7)
American Express	64,483	50,148	45,562	29	10

Total Credit Cards	13,688,430	13,547,148	13,915,580	1	(3)

Total Amount of Purchases (in millions of Pesos)	216,219,471	140,503,110	636,062,774	54	(78)

Total fee expenses for the fiscal year ended December 31, 2020 were equal to Ps.9,918 million, as compared to Ps.9,614 million for the fiscal year ended December 31, 2019, a 3% increase. Such increase was mainly attributable to an increase in expenses related to credit card transactions for a 12%, as compared to the previous fiscal year.

Net fee income related to banking activity for the fiscal year ended December 31, 2020 was equal to Ps.20,980 million, as compared to Ps.21,760 million for fiscal year ended December 31, 2019, a 4% decrease.

This decrease was mainly attributable to a Ps.1,357 million decrease in fees related to deposit accounts, from Ps.5,994 million for the fiscal year ended December 31, 2019 to Ps.4,637 million for the fiscal year ended December 31, 2020.

For the fiscal year ended December 31, 2020, fees related to deposit accounts were equal to Ps.4,638 million, as compared to Ps.5,994 million for the fiscal year ended December 31, 2019, a Ps.1,357 million decrease. This decrease was primarily attributable to a decrease in fees paid for maintaining a checking account with us or our subsidiaries.

Net fee income related to Ecosistema NaranjaX for the fiscal year ended December 31, 2020 amounted to Ps.16,670 million as compared to Ps.17,674 million for the fiscal year ended December 31, 2019, a 6% decrease. For more information about fees, please see – Item 4. “Information on the Company” –A. “Business Overview” – “Argentine Banking Regulations” – “Limitations on Fees and Other Substantial Elements”.

Fiscal Year 2019 compared to Fiscal Year 2018

Our net fee income for the fiscal year ended December 31, 2019 was equal to Ps.38,233 million, as compared to Ps.44,756 million for the fiscal year ended December 31, 2018, a 15% decrease. This decrease was mainly due to a 26% decrease in credit-related fees.

Credit- related fees, amounted to Ps.6.403 million for the fiscal year ended December 31, 2019, a Ps.2,244 million decrease as compared to Ps.8,647 million for the fiscal year ended December 31, 2018. This decrease was a consequence of a decrease in fees charged by Ecosistema NaranjaX as a result of (i) the merger of accounts held by Naranja and Tarjetas Cuyanas and (ii) a decrease in fees overall charged due to regulatory restrictions.

Income from credit card transactions, for the fiscal year ended December 31, 2019 was Ps.24,204 million, as compared to Ps.23,839 million for the fiscal year ended December 31, 2018, a Ps.365 million increase. Such increase was mainly attributable to an increase in fees recorded by Naranja, partially offset by the fees related to issuance of credit cards.

The total number of credit cards managed for the fiscal year ended December 31, 2019 was 13,547,148 as compared to 13,915,580 for the fiscal year ended December 31, 2018, mainly attributable to the merger of accounts between Naranja and Tarjetas Cuyanas.

Fees related to deposit accounts for the fiscal year ended December 31, 2019 were equal to Ps.5,994 million, as compared to Ps.7,290 million for the fiscal year ended December 31, 2018, a 18% decrease. This decrease was primarily attributable to a decrease in fees related to the maintenance of checking accounts. Total deposit accounts for the fiscal year ended December 31, 2019 were 5.2 million as compared to 4.7 million for the fiscal year ended December 31,2018, a 9% increase.

Total fee expenses for the fiscal year ended December 31, 2019 were equal to Ps.9,614 million, as compared to Ps.6,338 million for the fiscal year ended December 31, 2018, a 52% increase. Such increase was mainly attributable to an increase in expenses related to credit card transactions.

Net fee income related to banking activity for the fiscal year ended December 31, 2019 was equal to Ps.21,760 million, as compared to Ps.26,131 million for fiscal year ended December 31, 2018, a 17% decrease.

This decrease was mainly attributable to a Ps.2,034 million decrease in fees related to credit cards transactions, from Ps.13,635 million for the fiscal year ended December 31, 2018 to Ps.11,601 million for the fiscal year ended December 31, 2019. This decrease was due to lower fees recorded by the issuance of credit cards.

Fees related to deposit accounts for the fiscal year ended December 31, 2019 amounted to Ps.5,994 million, as compared to Ps.4,423 million for the fiscal year ended December 31, 2018, a 36% increase. This decrease was primarily attributable to smaller amounts of total fees received for the maintenance of checking accounts.

Net fee income related to Ecosistema NaranjaX for the fiscal year ended December 31, 2019 amounted to Ps.17,674 million, as compared to Ps.18,702 million for the fiscal year ended December 31, 2018, a 5% decrease. This decrease was primarily the result of decrease in consumption by credit card users and a decrease in the number of credit cards issued due to the merger with Tarjeta Nevada.

vii) Net Income from Financial Instruments

Consolidated net income from financial instruments was comprised of:

	For the Year Ended December 31,			Change (%)
	2020	2019	2018	2020/2019	2019/2018
	(in millions of Pesos, except percentages)
Income from Government Securities	62,141	84,885	29,127	(27)	191
Income from Corporate Securities	4,722	12,698	3,236	(63)	292
Income from Derivative Instruments	2,469	1,597	3,957	55	(60)
Repurchase Transactions	1,747	1,746	4,187	—	(58)
Rate Swaps	36	(149)	(230)	124	(35)
Options	686	—	—	—	—
Income from Other Financial Assets	—	(29)	22	(100)	(232)

Total Net Results from Financial Instruments	69,332	99,151	36,342	(30)	173

Fiscal Year 2020 compared to Fiscal Year 2019

Net income from financial instruments for the fiscal year ended December 31, 2020 was equal to Ps.69,332 million, as compared to Ps.99,151 million for the fiscal year ended December 31, 2019, a 30% decrease. This decrease was due to a decrease in interest earnings related to Government securities for 27%, from Ps.84,885 million for the fiscal year ended December 31, 2019 to Ps.62,141 million for the fiscal year ended December 31, 2020.

The average position in government securities for the fiscal year ended December 31, 2020 was Ps.155,630 million, as compared to Ps.166,505 million for the fiscal year ended December 31, 2019, a 7% decrease. This decrease was primarily attributable to lower balances of securities (LELIQS) issued by the BCRA.

The average yield on government securities for the fiscal year ended December 31, 2020 was 40.11%, as compared to 50.98% for fiscal year ended December 31, 2019, a 1,087 bps increase. This increase was primarily attributable to a higher average yield with respect to Peso-denominated government securities.

These variations were mainly a result of net income from financial instruments related to Banco Galicia, which represents 95% of our total consolidated net result from financial instruments. Banco Galicia’s net income from financial instruments for the fiscal year ended December 31, 2020 amounted to Ps.65,986 million, as compared to Ps.95,152 million for the fiscal year ended December 31, 2019, a 31% increase. This increase was primarily attributable to an increase in income from Government securities.

Fiscal Year 2019 compared to Fiscal Year 2018

Net income from financial instruments for the fiscal year ended December 31, 2019 was equal to Ps.99,152 million, as compared to Ps.36,342 million for the fiscal year ended December 31, 2018, a 173% increase. This increase was principally due to an increase on income from Government Securities from Ps.29,127 million for the fiscal year 2018 to Ps.84,885 million for the fiscal year 2019, a 191% increase.

The average position in Government securities for the fiscal year ended December 31, 2019 was Ps.166,505 million, as compared to Ps.93,353 million for the fiscal year ended December 31, 2018, a 78% increase. This increase was primarily attributable to higher balances of securities (LELIQS) issued by the BCRA.

The average yield on Government securities for the fiscal year ended December 31, 2019 was 50.98%, as compared to 30.75% for fiscal year ended December 31, 2018, a 2,023 bps increase.

These variations were mainly a result of net income from financial instruments related to Banco Galicia, which represents 92% of our total consolidated net result from financial instruments. Banco Galicia’s net income from financial instruments for the fiscal year ended December 31, 2019 amounted Ps.95,152 million, as compared to Ps.33,482 million for the fiscal year ended December 31, 2018, a 184% increase. This increase was primarily attributable to an increase in income from government securities.

viii) Exchange Rate Differences on Gold and Foreign Currency

Fiscal Year 2020 compared to Fiscal Year 2019

Exchange rate differences on gold and foreign currency for the fiscal year ended December 31, 2020 were equal to Ps.7,047 million, as compared to Ps.11,832 million for the fiscal year ended December 31, 2019, a 40% or Ps.4,785 million decrease. This decrease was primarily the result of a decrease in foreign currency brokerage at Banco Galicia for the fiscal year ended December 31, 2020 equal to Ps.5,096 million as compared to Ps.10,460 million of the fiscal year ended December 31, 2019, a 49% decrease. Such decrease in foreign currency brokerage was due to the restrictions placed on the purchase of foreign currency. For more information see – Item 4. Information on the Company –A. Business Overview – Government Regulations – Foreign Exchange Market.

Fiscal Year 2019 compared to Fiscal Year 2018

Exchange rate differences on gold and foreign currency for the fiscal year ended December 31, 2019 were equal to Ps.11,832 million, as compared to Ps.7,910 million for the fiscal year ended December 31, 2018 a 50% or

Ps.3,922 million increase. This was primarily the result of an increase in foreign currency brokerage at Banco Galicia for the fiscal year ended December 31, 2019 equal to Ps.10,460 million, as compared to Ps.5,042 million of the fiscal year ended December 31, 2018, a 37% increase.

ix) Other Operating Income

The following table sets forth the various components of other operating income.

	For the Year Ended December 31,			Change (%)
	2020	2019	2018	2020/2019	2019/2018
	(in millions of Pesos, except percentages)
Other financial income (1) (2)	579	1,578	353	(63)	347
Commission on Product Package (1)	6,297	5,685	5,719	11	(1)
Rental of safe deposit boxes (1)	1,295	1,011	1,081	28	(6)
Other fee income (1)	4,238	3,341	6,177	27	(46)
Other adjustments and interest on miscellaneous receivables	5,246	3,110	3,350	69	(7)
Income for sale of non-currents assets held for sale	—	9,676	1,027	(100)	842
Other	4,668	4,369	4,156	7	5

Total other operating income	22,323	28,770	21,863	(22)	32

1)	Item included for calculating the efficiency ratio.
2)	Item included for calculating the financial margin.

Fiscal Year 2020 compared to Fiscal Year 2019

Other operating income for the fiscal year ended December 31, 2020 was equal to Ps.22,323 million, as compared to Ps.28,770 million for the fiscal year ended December 31, 2019, a 22% decrease. This decrease was mainly the result of a decrease in income from the sale of non-current assets held for sale for the fiscal year ended December 31, 2020, a 100% decrease.

The decrease on the sale of non-current assets held for sale was due to Ps.9,676 million obtained from the sale of 51% of the stake in Prisma Medios de Pago S.A., which represented 34% of other operating income during the fiscal year 2019.

Other operating income related to banking activity was equal to Ps.17,173 million, as compared to Ps.23,727 million for the fiscal year ended December 31, 2019, a 28% decrease, mainly attributable to the result of the sale of 51% of the stake on Prisma Medios de Pago S.A, during the fiscal year 2019.

Other operating income related to Ecosistema NaranjaX for the fiscal year ended December 31, 2020 was equal to Ps.3,475 million, as compared to Ps.4,922 million for the fiscal year ended December 31, 2019, a 29% decrease.

Other operating income related to insurance activity for the fiscal year ended December 31, 2020 was equal to Ps.505 million, as compared to Ps.539 million for the fiscal year ended December 31, 2019, a 6% decrease.

Fiscal Year 2019 compared to Fiscal Year 2018

Other operating income for the fiscal year ended December 31, 2019 was equal to Ps.28,770 million, as compared to Ps.21,863 million for the fiscal year ended December 31, 2018, a 32% increase. This increase was mainly the result of an increase in income from the sale of non-current assets held for sale for the fiscal year ended December 31, 2019, which was equal to Ps.9,676 million, as compared to Ps.1,027 million for the fiscal year ended December 31, 2018, a 842% increase. The increase in the sale of non-current assets held for sale was due to Ps.9,676 million obtained from the sale of 51% of the stake in Prisma Medios de Pago S.A., which represented 34% of other operating income.

Other operating income related to banking activity for the fiscal year ended December 31, 2019 was equal to Ps.23,727 million, as compared to Ps.14,554 million for the fiscal year ended December 31, 2018 a 63% increase, mainly attributable to the result of the sale of 51% of the stake on Prisma Medios de Pago S.A.

Other operating income related to Ecosistema NaranjaX for the fiscal year ended December 31, 2019 was equal to Ps.4,922 million, as compared to Ps.7,711 million for the fiscal year ended December 31, 2018, a 36% decrease.

Other operating income related to insurance activity for the fiscal year ended December 31, 2019 was equal to Ps.539 million, as compared to Ps.343 million for the fiscal year ended December 31, 2018, a 57% increase.

x) Income from Insurance Activities

The following table shows the results generated by insurance activities:

	For the Year Ended December 31,			Change (%)
	2020	2019	2018	2020/2019	2019/2018
	(in millions of Pesos, except percentages)
Premiums and Surcharges Accrued	7,789	7,607	9,816	2	(23)
Claims Accrued	(1,127)	(1,053)	(1,122)	7	(6)
Surrenders	(17)	(18)	(12)	(6)	50
Life and Ordinary Annuities	(13)	(16)	(18)	(19)	(11)
Underwriting and Operating Expenses	(1,065)	(1,515)	(2,691)	(30)	(44)
Other Income and Expenses	(65)	(4)	36	1,525	(111)

Total Income from Insurance Activities	5,502	5,001	6,009	10	(17)

Fiscal Year 2020 compared to Fiscal Year 2019

Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the fiscal year ended December 31, 2020 was equal to Ps.5,502 million, as compared to Ps.5,001 million for the fiscal year ended December 31, 2019, a 10% increase. This increase was mainly due to lower underwriting and operating expenses, which for the fiscal year ended December 31, 2020 were equal to Ps.1,065 million, as compared to Ps.1,515 million for the fiscal year ended December 31, 2019 a 30% decrease.

Fiscal Year 2019 compared to Fiscal Year 2018

Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the fiscal year ended December 31, 2019 was equal to Ps.5,001 million as compared to Ps.6,009 million for the fiscal year ended December 31, 2018, a 17% decrease. This decrease was mainly due to the decrease in the volume of earned premiums and surcharges as consequence of the decrease in the amount of policies providing by the products of CFA, resulting from the sale of its stake, a decrease which began in 2017.

xi) Loan and Other Receivables Loss Provisions

Fiscal Year 2020 compared to Fiscal Year 2019

Loan and other receivables loss provisions for the fiscal year ended December 31, 2020 were equal to Ps.34,680 million, as compared to Ps.30,228 million for the fiscal year ended December 31, 2019, a 15% increase. This increase was primarily related higher charges from banking activity, offset by lower charges from Ecosistema NaranjaX.

Loan and other receivables loss provisions related to banking activity were equal to Ps.29,972 million, as compared to Ps.22,229 million for the fiscal year ended December 31, 2019, a 35% increase. This result was due to an additional loss provision due to the COVID-19.

Since March 2020, the BCRA implemented a series of measures to reduce the economic consequences of COVID-19 pandemic, among which are the deferral of payments and suspension of the collection of punitive interest in the case of default in payments of loan installments credit cards loans are excluded. Thus, considering the adverse economic context that the country is going through, the borrower credit uncertainty and measures issued by the BCRA, Banco Galicia recognized an additional credit loss provision calculated using the statistical model of ECL on the deferred loan portfolio amounts, which shows the potential impairment due to the macroeconomic context, once the protective measures currently implemented are lifted for the BCRA. Banco Galicia measured the additional impact on the allowance from the estimation of the expected credit loss of loan portfolio which has deferred payments, based on new probabilities of default (PD) estimated depending on actual default (without deferrals) and the projected performance of the affected products, modifying the staging classification.

Loan and other receivables loss provisions related to Ecosistema NaranjaX for the fiscal year ended December 31, 2020, were equal to Ps.4,725 million, as compared to Ps.8,089 million for the fiscal year ended December 31, 2019, a 42% decrease. This decrease was related to a decrease in non-accrual portfolio due to an improved performance of Naranja clients.

Fiscal Year 2019 compared to Fiscal Year 2018

Loan and other receivables loss provisions for the fiscal year ended December 31, 2019 were equal to Ps.30,228 million, as compared to Ps.34,136 million for the fiscal year ended December 31, 2018, an 11% decrease. This decrease was primarily related to lower charges for the evolution of used parameters for PD, EAD and LGD, partially offset by a charge generated for changes to model assumptions and methodologies, as compared to fiscal year ended December 31, 2018.

Loan and other receivables loss provisions related to banking activity for the fiscal year ended December 31, 2019 were equal to Ps.22,229 million, as compared to Ps.22,771 million for the fiscal year ended December 31, 2018, a 2% decrease. This decrease was due primarily to lower charges for the evolution of used parameters for PD, EAD and LGD related to retail portfolio, partially offset by a charge generated for changes to model assumptions and methodologies, as compared to fiscal year ended December 31, 2018.

Loan and other receivables loss provisions related to Ecosistema NaranjaX for the fiscal year ended December 31, 2019 were equal to Ps.8,089 million as compared to Ps.11,202 million for the fiscal year ended December 31, 2018, a 28% decrease. This decrease was related to lower charges for the change in the parameters used for PD, EAD and LGD, as compared to fiscal year ended December 31, 2018.

xii) Personnel Expenses

Fiscal Year 2020 compared to Fiscal Year 2019

Personnel expenses for the fiscal year ended December 31, 2020 were equal to Ps.31,825 million, as compared to Ps.33,285 million for the fiscal year ended December 31, 2019, a Ps.1,460 million decrease. This decrease was primarily attributable to a 5% decrease in the number of employees.

Personnel expenses related to banking activity for the fiscal year ended December 31, 2020 were equal to Ps.22,090 million, as compared to Ps.24,304 million for the fiscal year ended December 31, 2019, a 9% decrease, due to a decrease in the number of employees.

Personnel expenses related to Ecosistema NaranjaX for the fiscal year ended December 31, 2020 were equal to Ps.8,080 million as compared to Ps.7,544 million for the fiscal year ended December 31, 2019, a 7% increase. This increase was due to hiring more employees in Naranja X.

Personnel expenses related to insurance activity for the fiscal year ended December 31, 2020 were equal to Ps.1,218 million as compared to Ps.1,109 million for the fiscal year ended December 31, 2019, a 10% increase.

Fiscal Year 2019 compared to Fiscal Year 2018

Personnel expenses for the fiscal year ended December 31, 2019 were equal to Ps.33,285 million, as compared to Ps.35,658 million for the fiscal year ended December 31, 2018, a Ps.2,373 million decrease. This decrease was primarily attributable to a 5% decrease in the number of employees.

Personnel expenses related to banking activity for the fiscal year ended December 31, 2019 were equal to Ps.24,304 million, as compared to Ps.24,155 million for the fiscal year ended December 31, 2018, a 1% increase.

Personnel expenses related to Ecosistema NaranjaX for the fiscal year ended December 31, 2019 were equal to Ps.7,544 million as compared to Ps.10,034 million for the fiscal year ended December 31, 2018, a 25% decrease. This decrease was primarily attributable to the merger of Tarjeta Nevada with Naranja that started in 2018.

Personnel expenses related to insurance activity for the fiscal year ended December 31, 2019 were equal to Ps.1,109 million, as compared to Ps.1,204 million for the fiscal year ended December 31, 2018, an 8% decrease due to a decrease in the number of employees.

xiii) Administrative Expenses

The following table sets forth the components of our consolidated administrative expenses:

	For the Year Ended December 31,			Change (%)
	2020	2019	2018	2020/2019	2019/2018
	(in millions of Pesos, except percentages)
Fees and Compensation for Services	2,723	3,980	2,548	(32)	56
Directors’ and Syndics’ Fees	473	222	365	113	(39)
Advertising and Publicity	1,743	2,960	2,676	(41)	11
Taxes	7,362	7,052	7,056	4	—
Maintenance and Repairs	5,296	4,911	2,965	8	66
Electricity and Communication	2,371	2,484	2,013	(5)	23
Entertainment and Transportation Expenses	58	172	214	(66)	(20)
Stationery and Office Supplies	419	514	441	(18)	17
Rentals(1)	309	136	1,731	127	(92)
Administrative Services Hired	4,231	3,370	2,710	26	24
Security	1,162	1,332	1,170	(13)	14
Insurance	251	180	952	39	(81)
Armored Transportation Services	1,559	2,803	2,368	(44)	18
Others	3,415	2,989	6,465	14	(54)

Total Administrative Expenses	31,372	33,105	33,674	(5)	(2)

1)

As of fiscal year, 2019, due to the application of IFRS 16, rentals are recognized as a right-of-use asset and a financial liability, consequently the results are exposed in depreciation and impairment of assets and other operating expenses, respectively. The amounts for fiscal years 2020 and 2019 correspond to low value rentals and short term rental (an exception from IFRS 16).

Fiscal Year 2020 compared to Fiscal Year 2019

Administrative expenses for the fiscal year ended December 31, 2020 were equal to Ps.31,372 million as compared to Ps.33,105 million for the fiscal year ended December 31, 2019, a 5% decrease. This decrease was primarily attributable to a (i) Ps.1,257 million decrease in fees and compensation for services, (ii) Ps.1,244 million decrease in armored transportation services and (iii) Ps.1,217 million decrease in advertising and publicity.

Fees and compensation for services for the fiscal year ended December 31, 2020 were equal to Ps.2,723 million, as compared to Ps.3,980 million for the fiscal year ended December 31, 2019, a 32% decrease. This decrease was due to the hiring of consultants for digital transformation projects during 2019.

Armored transportation services for the fiscal year ended December 31, 2020 were equal to Ps.1,559 million, as compared to Ps.2,803 million for the fiscal year ended December 31, 2019, a 44% decrease. Such decrease was due to the fact that in 2019 there were additional expenses related to the transportation of banknotes abroad.

Advertising and publicity expenses for the fiscal year ended December 31, 2020 were equal to Ps.1,743 million, as compared to Ps.2,960 million for the fiscal year ended December 31, 2019, a 41% decrease. This decrease was as a consequence of fewer advertising campaigns during 2020 due to the COVID-19 context.

Administrative expenses related to banking activity for the fiscal year ended December 31, 2020 were equal to Ps.21,429 million, as compared to Ps.23,885 million for the fiscal year ended December 31, 2019, a 10% decrease.

Administrative expenses related to Ecosistema NaranjaX for the fiscal year ended December 31, 2020 were equal to Ps.8,679 million, as compared to Ps.8,248 million for the fiscal year ended December 31, 2019, a 5% increase.

Administrative expenses related to insurance activity for the fiscal year ended December 31, 2020 were equal to Ps.657 million, as compared to Ps.712 million for the fiscal year ended December 31, 2019, an 8% decrease.

Fiscal Year 2019 compared to Fiscal Year 2018

Administrative expenses for the fiscal year ended December 31, 2019 were equal to Ps.33,105 million, as compared to Ps.33,674 million for the fiscal year ended December 31, 2018, a 2% decrease. This decrease was attributable to (i) Ps.3,476 million decrease in other administrative expenses, primarily attributable to a drop in Ecosistema NaranjaX’ s fund transfers and (ii) Ps.1,595 million decrease in rentals, as consequence of the application of IFRS 16. This decrease was partially offset by (i) Ps.1,946 million increase in maintenance and repairs and (ii) Ps.1,432 million increase in fees and compensation for services.

Maintenance and repairs for the fiscal year ended December 31, 2019 were equal to Ps.4,911 million as compared to Ps.2,965 million for the fiscal year ended December 31, 2018, a 66% increase. This increase was as consequence of higher expenses related to the maintenance of systems related to Banco Galicia.

Fees and compensation for services for the fiscal year ended December 31, 2019 were equal to Ps.3,980 million, as compared to Ps.2,548 million for the fiscal year ended December 31, 2018, a 56% increase. This increase was due to the hiring of consultants for digital transformation projects.

Administrative expenses related to banking activity for the fiscal year ended December 31, 2019 were equal to Ps.23,885 million, as compared to Ps.21,901 million for the fiscal year ended December 31, 2018, a 9% increase.

Administrative expenses related to Ecosistema NaranjaX for the fiscal year ended December 31, 2019 were equal to Ps.8,248 million, as compared to Ps.10,378 million for the fiscal year ended December 31, 2018, a 21% decrease.

Administrative expenses related to insurance activity for the fiscal year ended December 31, 2019 were equal to Ps.712 million, as compared to Ps.856 million for the fiscal year ended December 31, 2019, a 17% decrease.

xiv) Other Operating Expenses

	For the Year Ended December 31,			Change (%)
	2020	2019	2018	2020/2019	2019/2018
	(in millions of Pesos, except percentages)
Turnover tax	15,663	17,814	18,110	(12)	(2)
On operating income (1) (2)	9,969	12,090	9,810	(18)	23
On fees (1)	5,217	4,961	7,798	5	(36)
On other items	477	763	502	(37)	52
Contributions to the Guarantee Fund (1) (2)	1,059	1,175	1,070	(10)	10
Charges for Other Provisions	2,869	2,315	2,212	24	5
Claims	375	458	650	(18)	(30)
Other Financial Expenses (1) (2)	286	2,499	1,145	(89)	118
Interest on leases	399	511	—	(22)	—
Credit-card-relates expenses(1)	4,487	6,046	6,161	(26)	(2)
Other Expenses from Services(1)	3,921	2,979	4,456	32	(33)
Others	1,705	1,286	1,587	33	(19)

Total other operating expenses	30,764	35,083	35,391	(12)	(1)

(1)	Item included for calculating the efficiency ratio.
(2)	Item included for calculating the financial margin.

Fiscal Year 2020 compared to Fiscal Year 2019

Other operating expenses for the fiscal year ended December 31, 2020 were equal to Ps.30,764 million, as compared to Ps.35,083 million of the fiscal year ended December 31, 2019, a 12% decrease. This decrease was primarily attributable to a 12% decrease in turnover tax on fees and an 89% decrease in other financial expenses, offset by a 24% increase in charges for other provisions.

Turnover tax for the fiscal year ended December 31, 2020 was equal to Ps.15,663 million as compared to Ps.17,814 million for the fiscal year ended December 31, 2019 a 12% decrease.

Other financial expenses for the fiscal year ended December 31, 2020 were equal to Ps.286 million as compared to Ps.2,499 million for the fiscal year ended December 31, 2019 an 89% decrease.

Other provisions for the fiscal year ended December 31, 2020 were equal to Ps.2,869 million as compared to Ps.2,315 million for the fiscal year ended December 31, 2019 a 24% increase.

Other operating expenses related to banking activity for the fiscal year ended December 31, 2020 were equal to Ps.23,844 million, as compared to Ps.28,555 million of the fiscal year ended December 31, 2019, a 16% decrease.

Other operating expenses related to Ecosistema NaranjaX for the fiscal year ended December 31, 2020 were equal to Ps.6,671 million, as compared to Ps.6,378 million for the fiscal year ended December 31, 2019, a 5% increase.

Fiscal Year 2019 compared to Fiscal Year 2018

Other operating expenses for the fiscal year ended December 31, 2019 were equal to Ps.35,083 million, as compared to Ps.35,391 million of the fiscal year ended December 31, 2018, a 1% decrease. This decrease was primarily attributable to a 33% decrease in other expenses from services, offset by a 23% increase in turnover tax related to financial services and a 118% increase in other financial expenses.

Other expenses from services for the fiscal year ended December 31, 2019 were equal to Ps.2,979 million as compared to Ps.4,456 million for the fiscal year ended, December 31, 2018 a 33% decrease.

Other operating expenses related to banking activity for the fiscal year ended December 31, 2019 were equal to Ps.28,555 million, as compared to Ps.26,853 million of the fiscal year ended December 31, 2018, a 6% increase.

Other operating expenses related to Ecosistema NaranjaX for the fiscal year ended December 31, 2019 were equal to Ps.6,378 million, as compared to Ps.8,387 million of the fiscal year ended December 31, 2018, a Ps.2,009 million or 24% decrease.

xv) Loss on Net Monetary Position

Fiscal Year 2020 compared to Fiscal Year 2019

Loss on net monetary position for the fiscal year ended December 31, 2020 was equal to Ps.36,963 million as compared to Ps.41,929 million for the fiscal year ended December 31, 2019, a 12% decrease.

Loss on net monetary position related to banking activity for the fiscal year ended December 31, 2020 was equal to Ps.30,368 million as compared to Ps.33,702 million for the fiscal year ended December 31, 2020, a 10% decrease.

Loss on net monetary position related to Ecosistema NaranjaX for the fiscal year ended December 31, 2020 was equal to Ps.4,919 million as compared to Ps.6,306 million for the fiscal year ended December 31, 2019, a 22% decrease.

Loss on net monetary position related to insurance activity for the fiscal year ended December 31, 2020 was equal to Ps.815 million as compared to Ps.1,036 million for the fiscal year ended December 31, 2019, a 21% decrease.

Fiscal Year 2019 compared to Fiscal Year 2018

Loss on net monetary position for the fiscal year ended December 31, 2019 was equal to Ps.41,929 million as compared to Ps.37,831 million for the fiscal year ended December 31, 2018, a 11% increase.

Loss on net monetary position related to banking activity for the fiscal year ended December 31, 2019 was equal to Ps.33,702 million as compared to Ps.27,238 million for the fiscal year ended December 31, 2018 a 24% increase.

Loss on net monetary position related to Ecosistema NaranjaX for the fiscal year ended December 31, 2019 was equal to Ps.6,306 million as compared to Ps.8,052 million of the fiscal year ended December 31, 2018, a 22% decrease.

Loss on net monetary position related to insurance activity for the fiscal year ended December 31, 2019 was equal to Ps.1,036 million as compared to Ps.1,174 million of the fiscal year ended December 31, 2018, a 12% decrease.

xvi) Income Tax from Continuing Operations

Fiscal Year 2020 compared to Fiscal Year 2019

Income tax from continuing operations for the fiscal year ended December 31, 2020 was equal to Ps.17,845 million as compared to Ps.17,751 million for the fiscal year ended December 31, 2019; a 1% increase.

Income tax from continuing operations related to banking activity for the fiscal year ended December 31, 2020 was equal to Ps.14,277 million as compared to Ps.16,724 million for the fiscal year ended December 31, 2019, a 15% decrease.

Income tax from continuing operations related to Ecosistema NaranjaX for the fiscal year ended December 31, 2020 was equal to Ps.2,245 million as compared to Ps.523 million for the fiscal year ended December 31, 2019, a 329% increase.

Income tax from continuing operations related to insurance activity for the fiscal year ended December 31, 2020 was equal to Ps.513 million as compared to Ps.467 million for the fiscal year ended December 31, 2019 , a 10% increase.

Fiscal Year 2019 compared to Fiscal Year 2018

Income tax from continuing operations for the fiscal year ended December 31, 2019 was equal to Ps.17,751 million, as compared to Ps.14,477 million for the fiscal year ended December 31, 2018, a 23% increase.

Income tax from continuing operations related to banking activity for the fiscal year ended December 31, 2019 was equal to Ps.16,724 million as compared to Ps.10,492 million for the fiscal year ended December 31, 2018, a 59% increase.

Income tax from continuing operations related to Ecosistema NaranjaX for the fiscal year ended December 31, 2019 was equal to Ps.523 million as compared to Ps.2,693 million for the fiscal year ended December 31, 2018, an 81% decrease.

Income tax from continuing operations related to insurance activity for the fiscal year ended December 31, 2019 was equal to Ps.467 million as compared to Ps.649 million for the fiscal year ended December 31, 2018, a 28% decrease.

A.3 Consolidated Assets

The main components of our consolidated assets as of the dates indicated below were as follows:

	As of December 31,
	2020		2019		2018
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Cash and due from banks	175,423	17	177,866	19	300,131	25
Debt Securities	155,420	15	89,431	10	159,030	13
Loans and other financing	526,434	50	488,144	52	592,075	50
Other Financial Assets	96,325	9	84,870	9	57,228	5
Equity investments in subsidiaries, associates and joint businesses	89	—	—	—	—	—
Property, Plant and Equipment	43,731	4	44,877	5	40,551	3
Intangible Assets	14,469	1	11,834	1	9,607	1
Other Assets	43,359	4	36,195	4	33,201	3
Assets available for sale	29	—	53	—	1,273	—

Total Assets	1,055,279	100	933,270	100	1,193,096	100

Of our Ps.1,055,279 million total assets as of December 31, 2020, Ps.946,019 million, or 89.6%, corresponded to Banco Galicia and Ps.103,071 million, or 9.8% corresponded to Ecosistema NaranjaX (Tarjetas Regionales on a consolidated basis). The remaining was primarily attributable to Sudamericana on a consolidated basis. The composition of our assets demonstrates an increase in the amounts of main line items.

The item “Cash and Due from Banks” included cash for Ps.175,423 million, balances held at the BCRA for Ps.102,598 million and balances held in correspondent banks for Ps.108,491 million. The balance held at the BCRA is used for meeting the minimum cash requirements set by the BCRA.

Our holdings of debt securities as of December 31, 2020 was Ps.155,420 million. Our holdings of government and private securities are shown in more detail in Item 4. “Information on the Company”—B. “Operating Overview” — “Selected Statistical Information”— “Debt and Equity Securities”.

Our total net loans and other financing were Ps.526,434 million as of December 31, 2020, of which Ps.439,306 million corresponded to Banco Galicia’s portfolio and Ps.88,546 corresponded to Ecosistema NaranjaX’ portfolios, the remaining amount to secured loans held by Sudamericana. For more information on loan and other financing activities portfolios, see Item 4. “Information on the Company”—B. “Operating Overview” — “Selected Statistical Information”— “Loan and Other Financing Portfolio”.

A.4 Exposure to the Argentine Public Sector

The following table shows our total net exposure, primarily related to Banco Galicia, to the Argentine public sector as of December 31, 2020 and 2019 and 2018.

	As of December 31,
	2020	2019	2018
	(in millions of Pesos)
Government securities net position	182,088	128,296	197,244
Leliq	128,325	79,153	146,805
Botes	3,580	14,744	18,798
Other	50,183	34,399	31,641
Other Financing Assets	61,039	41,027	140
Repurchase agreement transactions - BCRA	60,996	40,944	21
Loans and Others Financing	13	39	27
Certificate of Participation in Trusts	30	44	92

Total (1)	243,127	169,323	197,384

(1)	Does not include deposits with the BCRA, which constitute one of the items by which Banco Galicia complies with the BCRA’s minimum cash requirements.

As of December 31, 2020, the exposure to the public sector amounted to Ps.243,127 million, an increase of 44% as compared to Ps.169,323 million for the year ended December 31, 2019. Excluding the debt securities issued by the BCRA, the Bank’s exposure amounted to Ps.53,806 million equal to 5% of total assets.

A.5 Funding

Banco Galicia’s and Ecosistema NaranjaX’ lending activities are our main asset-generating businesses. Accordingly, most of our borrowing and liquidity needs are associated with these activities. We also have liquidity needs at the level of our holding company, which are discussed in Item 5. “Operating and Financial Review and Prospects”—B. “Liquidity and Capital Resources”—“Liquidity-Holding Company on an Individual Basis”. Our objective is to maintain cost-effective and well diversified funding to support current and future asset growth in our businesses. For this, we rely on diverse sources of funding. The use and availability of funding sources depends on market conditions, both local and foreign, and prevailing interest rates. Market conditions in Argentina include a structurally limited availability of domestic long-term funding.

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

Traditionally, our primary source of funding has been Banco Galicia’s deposit taking activity. Although Banco Galicia has access to BCRA financing, management does not view this as a primary source of funding in line with our overall strategies discussed herein. Other important sources of funding have traditionally included issuing foreign currency-denominated medium and long-term debt securities issued in foreign capital markets and borrowing from international banks and multilateral credit agencies. Banco Galicia entered into a master loan agreement with the International Finance Corporation (“IFC”) in 2016, for US$130 million, divided into two parts, one of them with the purpose of funding long-term loans to SMEs and the other part with the purpose of funding renewable energy project and efficiency energy power project. Additionally, Banco Galicia entered into master bond agreements with the IFC for US$100 million in order to expand its loan program for environmental efficiency projects.

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

Ecosistema NaranjaX fund their business through the issuance of debt securities in the local and international capital markets, borrowing from local financial institutions and debt with merchants generated in the ordinary course of business of any credit card issuing company. In 2020, Naranja issued debt securities in an amount equal to Ps.6,632 million (approximately US$78 million).

Below is a breakdown of our funding as of the dates indicated:

	As of December 31,
	2020		2019		2018
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Deposits	676,396	64	536,034	57	754,146	63
Checking Accounts	105,028	10	91,985	10	83,467	7
Savings Accounts	316,983	30	241,460	26	416,535	35
Time Deposits	239,847	23	191,050	20	237,217	20
Time Deposits - UVA	5,565	1	1,021	—	4,156	—
Others	3,003	—	3,587	—	4,327	2
Interests And Adjustments	5,970	1	6,931	1	8,444	1
Credit Lines	13,833	1	30,936	3	40,725	3
Argentine Central Bank	21	—	31	—	60	—
Correspondents	1,927	—	509	—	3,316	—
Financing from Local Financial Institutions	7,036	1	7,621	1	11,978	1
Financing from Foreign Financial Institutions	—	—	14,254	2	15,653	1
Financing from International Financial Institutions	4,849	—	8,521	1	9,718	1
Debt Securities (Unsubordinated and Subordinated) (1)	38,728	4	60,910	7	83,251	7
Other obligations (2)	143,988	14	146,330	16	185,447	17
Shareholders’ Equity	182,334	17	159,060	17	129,527	10

Total	1,055,279	100	933,270	100	1,193,096	100

(1)	Each item includes principal, interest accrued, exchange rate differences and premiums payable, as well as UVA adjustment, where applicable.
(2)	It includes debts with stores due to credit card transactions, collections on account of third parties in Pesos and foreign currency, miscellaneous obligations and allowances, among others.

The main sources of funds are deposits from the private sector, lines of credit extended by local banks and entities, international banks and multilateral credit agencies, repurchase transactions mainly related to government securities, mid- and long-term debt securities placed in the local and international capital market and debts with stores due to credit card transactions.

As of December 31, 2020, deposits represented 64% of our funding, increase from 57% compared to December 31, 2019. Our deposit base increased 26% in 2020 as compared to 2019. During fiscal year 2020, the Ps.140,362 million increase in deposits was due to an increase in transactional deposits (deposits in savings accounts and time deposits, with increases of 31% and 26%, respectively). For more information on deposits, see Item 4. “Information on the Company”—B. “Business Overview” — “Selected Statistical Information”—“Deposits”.

As of December 31, 2020, credit lines from international financial institutions amounted to Ps.4,849 million, which corresponded to amounts received from the IFC pursuant to a loan agreement. Also as of December 31,2020, correspondents amounted to Ps.1,927 million and financing from local financial institutions totaled Ps.7,036 million, of this total Ps.3,165 million corresponded to amounts received from the BICE (Argentine subsidiary of development bank called BICE “Banco de Inversion y Comercio Exterior”), pursuant to a loan agreement and Ps.3,661 million corresponded to amounts received by Naranja.

Our debt securities outstanding (only principal) were Ps.38,728 million as of December 31, 2020, as compared to Ps.60,910 million as of December 31, 2019.

Of the total debt securities outstanding as of December 31, 2020, Ps.12,245 million corresponded to Peso-denominated debt, of which Ps.2,988 million corresponded to debt securities issued by Banco Galicia and Ps.9,257 million corresponded to debt securities issued by Naranja (which includes debt securities issued by Tarjetas Cuyanas). The remaining Ps.26,483 million of outstanding debt securities corresponded to foreign currency-denominated debt in respect of subordinated debt securities due in 2026 issued by Banco Galicia and the green bond with the IFC.

As of December 31, 2020, the breakdown of our debt was as follows:

	December 31, 2020
	Currency	Expiration	Annual Interest Rate	Total(*)
	(in millions of Pesos, except for rates)
Banco Galicia
ON Subordinated(1)	US$	07.19.26	(2)	21,654
Green Bond	US$	06.21.25	5.90%	4,829
Class V Series II		$04.26.21	Badlar + 3.50%	1,732
Class VIII		$08.20.21	Badlar + 2.25%	1,256
Naranja
XXXVII		$04.11.22	Minimum 15% Rate/Badlar + 3.50%	2,645
XLIV		$01.08.22	Badlar + 4%	3,609
XLV		$12.18.21	Badlar + 5%	2,641
Naranja(**)
XXVIII Series II		$06.09.21	Minimum 25% Rate/Badlar + 3.70%	362

Total				38,728

(*)	Includes principal and interest.
(**)	Debt securities absorbed as part of the merger with Naranja.
(1)

Principal will be paid in full on the maturity date, on July 19, 2026, unless redeemed in full, at the issuer’s option, at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.

(2)

Fixed 8.25% rate per annum (as from the issuance date to July 19, 2021, inclusively); and margin to be added to the nominal Benchmark Readjustment Rate of 7.156% per annum to the maturity date. Such interest shall be payable semiannually on January 19 and July 19 as from 2017.

For more information see “—Contractual Obligations” below.

i) Ratings

The following are our ratings as of the date of this annual report:

December 31, 2020
	Standard & Poor’s	Fix Scr	Fitch Argentina	Evaluadora Latinoamericana	Moody’s
Local Ratings
Grupo Financiero Galicia
Rating of Shares	1
Banco Galicia
Counterparty Rating	raBBB-
Debt (Long-Term / Short Term)			AA+(arg)/A1+(arg)
Subordinated Debt				A+
Deposits (Long Term / Short Term)	raBBB -/ raA-3
Deposits (Local Currency / Foreign Currency)					AA.ar / BBB+.ar
Trustee					TQ2+
Naranja
Medium-/Long-Term Debt		AA-(arg)	CCC		Caa2
Tarjetas Cuyanas
Long-Term Debt		AA-(arg)	CCC		Caa2
International Ratings
Banco Galicia
Issuer Credit Rating	CCC+
Counterparty Risk Rating (Local Currency / Foreign Currency)					Caa2 / Caa3
Bank Deposits (Local Currency / Foreign Currency)					Caa2 / Caa3
Subordinated Debt Securities	CCC-				Ca

(*)	See “—Contractual Obligations”.

ii) Debt Programs

On March 9, 2009, Grupo Financiero Galicia’s shareholders, during an ordinary shareholders’ meeting, and the Board of Directors created a global short-, medium- and long-term notes program, for a maximum outstanding amount of US$60 million. This program was authorized by the CNV pursuant to Resolution No.16,113 of April 29, 2009.

In August 2012, during an extraordinary shareholders’ meeting, it was decided to ratify the decision made at the ordinary and extraordinary shareholders’ meeting held in April 2010 with regard to the approval of the US$40 million increase in the amount of Grupo Financiero Galicia’s global notes program. Therefore, once approved by the CNV, the amount was for up to US$100 million or its equivalent in other currencies. On May 8, 2014, the CNV, pursuant to Resolution No.17,343, granted an extension of the debt program for another five-year period. On August 6, 2019, the CNV, pursuant to Resolution No. DI-2019-63-APN-GE#CNV granted an extension of the debt program for another five-year period.

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

Banco Galicia, also has a program for frequent issuance of notes, approved by the CNV on November 13, 2019; and registered under the number 11 for a maximum outstanding principal amount of US$2,100 million.

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

On November 20, 2020, Banco Galicia issued Class VIII notes in an aggregate principal amount of Ps.1,589 million due 2021.

Naranja has a Global Short-Term, Medium-Term and Long-Term Note Program for the issuance of up to US$1,000 million (or the equivalent amount in other currencies) that was approved by the CNV on May 10, 2018. Such notes may be unsecured or secured, denominated in Pesos, Dollars or, at Naranja’s option, in other currencies, with maturities of not less than 30 days after their issuance date. Also, they may be offered in separate classes and/or series and may be re issued, as applicable, in the amounts, at the prices and under the conditions to be established and specified in the applicable pricing supplement.

The program contains certain restrictions on liens, subject to the provisions established in the applicable pricing supplement with respect to each class and/or series of notes, so long as any note issued under such program remains outstanding.

Certain notes issued under Naranja’s program are subject to covenants that limit the ability of Naranja and their subsidiaries, subject to important qualifications and exceptions, to declare or pay any dividend or make any distribution in respect of its capital stock; redeem, repurchase or retire its capital stock; make certain restricted payments; consolidate, merge or transfer assets; and incur any indebtedness, among others.

As a result of the merger with Tarjetas Cuyanas, as of October 1, 2017, Naranja incorporated into its assets Tarjetas Cuyanas’ outstanding debt. Beginning on October 1, 2017, Naranja made principal and interest payments in respect of such debt.

As of December 31, 2020, Naranja’s total debt issued under both programs was equal to an outstanding principal amount outstanding of Ps.9,567 million (approximately US$113.7 million).

A.6 Contractual Obligations

The table below identifies the total amounts (principal and interest) of our main on balance-sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due as of December 31, 2020.

	December 31, 2020
	Maturity	Annual Interest Rate	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Banco Galicia
Deposits
Time Deposits (Ps./US$)	Various	Various	245,497	245,406	91	—	—
Debt Securities
Class V Serie II Due 2020 (Ps.) (4)	2021	Badlar + 350 bp	1,256	1,256	—	—	—
Class VIII Due 2020 (Ps.) (5)	2021	Badlar + 225 bp	1,657	1,657	—	—	—
2026 Subordinated (US$) (5)	2026	8.30%	21,036	—	—	—	21,036
Green Bond - IFC (US$)	2025	5.90%	4,818	1,071	2,141	1,606	—
Loans
IFC Financial Loans (US$)	Varios	Varios	4,848	2,605	1,963	280	—
Other Financial Loans (US$) (6)	Varios	Varios	—	—	—	—	—
IDB Financial Loans (Ps.)	Varios	Varios	109	43	56	10	—
BICE Financial Loans (Ps.)	Varios	Varios	1,312	856	442	14	—
BICE Financial Loans (US$)	Varios	Varios	1,818	363	721	137	597
Short-term Interbank Loans (Ps.)	2021	41.60%	210	210	—	—	—
Corresponsales	2021	0.00%	1,927	1,927
BCRA (Ps.)	2021	0.00%	21	21
Ecosistema NaranjaX
Financial Loans with Local Banks (Ps.)	Various	Various	3,589	3,589
Debt Securities (Ps.)	Various	Various	8,621	6,514	2,107

Total			296,719	265,518	7,521	2,047	21,633

Principal and interest. Includes the UVA adjustment, where applicable.

(1)	Interest payable quarterly in cash, adjustable rate of Badlar + 269 bps Principal payable in full on February 17, 2020.
(2)	Interest payable in cash quarterly in cash, adjustable rate of Badlar + 298 bps Principal payable in full on May 18, 2020.
(3)	Interest payable in cash and principal payable in full on April 26, 2020.
(4)	Interest payable in cash quarterly in cash, adjustable rate of Badlar + 350 bps Principal payable in full on April 26, 2021.
(5)	Interest payable in cash semi-annually, fixed rate of 8.25%, up to July 19, 2021, when benchmark rate will be a 7.156% additional. Principal payable in full on July 19, 2026.
(6)	Borrowings to finance international trade operations to Bank customers.

i) Leases

The following tables provides information for leases where Grupo Financiero Galicia is the lessee:

December 31, 2020
(In millions of Pesos)
Amounts recognized in the Statement of Financial Position:
Right-of-use asset (1)	4,053
Lease Liabilities (2)	4,363

(1)	Recorded in the Property, Plant and Equipment item, for right of use of real property.
(2)	Recorded in the item Other Financial Liabilities.

December 31, 2020
(In millions of Pesos)
Amounts recognized in the Statement of Income:
Charge for depreciation of right-of-use assets (1)(2)	1,312
Interest Expenses (3)	399
Expenses related to short-term leases (4)	142
Expenses related to low-value assets leases (4)	167
Sublease Income (5)	10

(1)	Depreciation for right of use of Real Property.
(2)	Recorded in the item Depreciation and Impairment of assets.
(3)	Recorded in the item Other Operating Expenses, Lease Interest.
(4)	Recorded in the item Administrative Expenses.
(5)	Recorded in the item Other Operating Income.

A.7 Off-Balance Sheet Arrangements

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

i) Commitments to Extend Credit

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

ii) Guarantees

Guarantees are agreements and/or commitments to reimburse or make payment on account of any losses or non-payments by a borrower in an event of default scenario and include surety guarantees in connection with transactions between two parties.

iii) Stand-By Letters of Credit and Foreign Trade Transactions

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

Our credit exposure related to these items as of December 31, 2020 is set forth below:

December 31, 2020
(in millions of Pesos)
Agreed Commitments	33,134
Export and Import Documentary Credits	2,483
Guarantees Granted	12,659
Responsibilities for Foreign Trade Transactions	917

The credit risk of these instruments is similar as the credit risk associated with credit facilities provided to individuals and companies. To provide guarantees to our customers, we may require counter-guarantees, which are classified as follows:

December 31, 2020
(in millions of Pesos)
Other Preferred Guarantees Received	66
Other Guarantees Received	285

In addition, checks to be debited and credited, notes, invoices and miscellaneous items subject to collection are recorded in memorandum accounts until such instruments are approved or accepted.

The risk of loss in these offsetting transactions is not significant.

December 31, 2020
(in millions of Pesos)
Checks and Drafts to be Debited	7,001
Checks and Drafts to be Credited	10,519
Values for Collection	85,197

Grupo Galicia acts as trustee pursuant to trust agreements to secure obligations in connection with financing transaction undertaken by its customers. The amount of funds and securities held in trust as of December 31, 2020 is as follows:

December 31, 2020
(in millions of Pesos)
Trust Funds	8,781
Securities Held in Custody	804,332

These funds and securities are not included in Grupo Galicia’s consolidated financial statements as it does not have control over the same. For additional information regarding off-balance sheet financial instruments, see Note 48 to our audited consolidated financial statements.

A.8 Principal Trends

i) Related to Argentina

The Argentine economy contract 9.9% in 2020 as compared to 2019. Following such contraction in 2020, a rebound in activity is expected for 2021. This rebound could be partially explained by last year’s statistical carry-over, due to the greater mobility of people in the second half of the year. The increase in exports and the partial return of private consumption are expected to be the key factors in the economy’s evolution. Any anticipated rebound is be subject to the performance and effectiveness of the COVID-19 vaccination campaigns and their effectiveness against any new strains, which will ultimately determine the need to reimplement isolation measures, with the consequent impact on economic activity.

To the extent that the economy does rebound in 2021, such rebound is expected to allow for the recovery of treasury revenues, which in combination with an elimination, at least in part, of the fiscal package used to contain the pandemic during 2020, would be expected to result in a reduction of the primary deficit from the 6.5% of GDP reached in 2020.

This year’s primary fiscal deficit together with the Government debt security upcoming maturity dates in the local market and with international organizations will worsen the situation in terms of national financing needs. Although the Government is hoping to refinance a portion of its outstanding debt, the evolution of the negotiations, in particular with the International Monetary Fund with whom it will negotiate for maturities of approximately US$53 million, will be crucial.

In respect of the IMF debt alone, US$3.6 million are due in 2021 unless a refinancing is agreed upon. The possibility of Argentina returning to the international debt markets still seems distant, since the “Country Risk” as determined by JP Morgan’s Emerging Markets Bonds Index is above 1.500 bps. The Treasury’s requirements would be covered again through the issuance of additional money, through the BCRA’s profit sharing and “Temporary Advances”, and through the issuance of new debt in the domestic market and access to lines of credit from international organizations.

After a year in which the monetization of the economy reached historically high levels as a result of the financing via money issuance of the fiscal package to contain the effects of the pandemic, more money supply could put upward pressure on domestic prices. For this reason, plus the accumulation of restrained inflation in the last months of 2020, an increase in inflation rates is expected during 2021.

Monetary levels of the fiscal deficit will also define the pressure on the different dollar exchange rates and will eventually define the levels of exchange gap. In a context where the real exchange rate does not appear to be excessively appreciated, and where a trade surplus similar to that of 2020 is possible, the levels of the exchange gap will be the key to the pressure on the official exchange market, and finally on international reserves.

ii) Related to the Financial System

The Argentine financial system will continue interacting mainly with the private sector, with short-term financing and financial products, maintaining high liquidity levels at the same time.

In the coming year, there is a risk of an adverse evolution of the pandemic at the local and international level. This could have an impact on the domestic activity level, world production and international trade. In this context, the impact on the payment capacity of Argentine families and companies could have repercussions on the profits of local financial institutions.

To mitigate the possibility of massive cuts in the payment chain, in the context of health policies establishing distancing due to the pandemic, it is expected that policies of (temporary) flexibility of the parameters with which bank debtors are classified will continue in 2021. In addition, the monetary authority will continue to promote credit lines for productive activity, with interest rates below the inflation expected by the market consensus. Meanwhile, the BCRA will also continue with its policy of minimum rates for time deposits.

Despite the points observed in the previous paragraphs, it is expected that banks will continue to show positive real benefits, such as those recorded in 2020, allowing capitalization levels to be maintained above the minimum capital requirements established by the Basel Committee. The institutions will continue working on expenses in order to improve efficiency indicators.

Although the current situation seems very challenging, a solid systemic position is expected to continue prevailing, in a context where credit growth relative to gross domestic product is not projected for the year that has begun. High levels of irregularity hedge through allowances and excess capital are a strength in a context of high level of arrears. Low leverage in companies and families, regionally compared, evidences the potential of Argentine financial institutions.

Within the above scheme, Grupo Financiero Galicia (through Banco Galicia) will further its objective of strengthening its leadership position in the market. The quality of its products and services provided to current and future customers will continue to be the central focus, in addition to continuing the process of improving operational efficiency as a key factor in generating value both for customers and shareholders.

iii) Related to Us

Similar to our expectations for 2020, we believe that 2021 will be a year marked with high levels of economic volatility and uncertainty. The COVID-19 pandemic appears to be far from being controlled and, therefore, we believe that the Argentine economy will continue to be impacted - possibly to a lesser extent than observed in 2020 - by the economic and social effects of the pandemic. In the same sense, we expect that at least part of the public policy measures taken during 2020 and as described herein will remain in place for 2021 in order to help spur economic activity and generate employment.

In addition to this, the results of upcoming legislative elections in 2021 may lead to legislative and other changes that require a review and reevaluation of both the impacts of such new policies on Argentina’s overall macroeconomic state as well as on Grupo Galicia’s particular lines of business.

In a context of weak economic recovery and pressure on prices, it is expected that the activity will continue to be regulated. On the one hand, in terms of directed credit through the different versions of financing lines for productive investments of small and medium companies -which nevertheless tend to include benefits or exemptions on reserve requirements- the presence of minimum deposit rates or maximum placement rates for certain lines and the limits on the placement of excess liquidity in economic policy instruments. On the other hand, the limits on the use of the credit lines as a source of financing for the development of the economy.

In Banco Galicia, these policies affect the financial margin, both in the net interest margin and in the lower profitability resulting from the placement of liquidity in bank notes (both in terms of volume and rate).

It is expected that in 2021 the exchange market will be under pressure again. Given this, another aspect to be considered in terms of the impact of regulations implemented during 2020 are the effects, already known and analyzed during 2020, on the results from foreign currency purchase and sale transactions. In addition, regulations that prevented increases in the levels of commissions charged or that restricted or prohibited the collection of certain commissions (e.g.: for the use of ATMs), may be gradually eased or relaxed as the Argentine economy improves.

Finally, although a certain rebound in the level of activity and employment is currently expected which could have a positive impact on our subsidiaries non-performing loan portfolios; it should be taken into account that the waivers and sources of funding and subsidies granted by the BCRA in 2020 prevented a true analysis of the real impact on the deterioration of our subsidiaries loan portfolios. For this reason, uncollectibility continues to be a significant risk, both at Banco Galicia and Naranja.

As a consequence, of the above-mentioned situation, we foresee the following impacts from COVID-19 during 2020 on Banco Galicia’s operations:

•	Fee income will be reduced, due to regulations limiting price increases, which could be offset by a moderate increase of volume.

•

Financial income will be affected by: (i) a lower average lending rate as a consequence of the directed credit at maximum interest rates, and (ii) a demand driven by subsidized credit. This could be partially offset by improving the structure of liabilities, due to the less attractive placement conditions. Additionally, and compared to 2020, the profitability from investing the excess liquidity will decrease, both due to the regulatory limits to the volumes invested and the downward trend in rates.

•	Loan and other receivables loss provisions could reflect a strong deterioration as compared to 2020.

•

Administrative expenses will not experience significant changes with respect to our estimate for 2021, considering the containment policy and the digital transformation that the Bank is going through by generating efficient captures.

•

As for volumes, the expansionary monetary policy with foreign exchange control imposed by the administration will probably continue generating dynamism in deposits, growing slightly above the system. As regards credit, although we do not believe that there is a very dynamic demand, considering the expected level of economic activity, credit boost policies and the need to rebuild working capital are expected to generate growth in terms of Gross Domestic Product when the economy begins to stabilize.

To conclude, we estimate that the COVID-19 pandemic will have a negative impact on Banco Galicia’s income, mainly as a consequence of: (i) the negative impact on income from financings, due to the reasons stated above; (ii) restrictions imposed by governmental regulations on fees charged; (iii) still higher loan and other receivables loss provisions; and (iv) impact of inflation on the foregoing and overall results.

Still, it is currently believe, based on the information known to date, that Banco Galicia’s current liquidity and solvency levels will allow it to cope with this situation in the short term, assuming it is under control by the end of 2021.

With respect to Naranja, as it is a credit-and-consumption-related business, it is certainly difficult for us to make any forecast for the coming months due to the current high level of economic volatility. Based on the 2021 Argentine budget this year is expected to be marked by the aftermath of the social and health crisis triggered by the COVID-19 in 2020 and the estimated impact will be reflected in a potential drop in the volume of operations or customer transactions. Therefore, revenue obtained from services will be affected.

Additionally, the Naranja access to financing through the capital market may be limited, which in turn would leave Naranja with less ability to offer financing plans or loans to its customers, with the consequent impact that would have on financial income. However, Naranja has so far been able to maintain the liquidity and solvency levels that would allow it to address the obligations incurred.

Loan and other receivables loss provisions will increase as a consequence of the general impact the COVID-19 pandemic will have on the economy and expected increase in unemployment rates.

In conclusion, we expect a negative impact on Naranja’s future income during 2021, mainly caused by the decrease of financial and service revenues, and higher charges for arrearage.

Regarding Ecosistema NaranjaX, it is important to point out that the company Naranja Digital has recently obtained the license from the BCRA to start operating. At the same time, Naranja X will continue deploying its new service model at additional branches, reaching 76% of the customer base. Finally, it will engage in further efforts on “Futuro del Trabajo” (Future of Employment)—an initiative focused on enhancing its employees’ experience by giving priority to their care and welfare.

On the other hand, Sudamericana Holding does not foresee significant consequences on their business during 2021 related to COVID-19 and derived by the new regulations, either in economic or financial terms.

As for Galicia Administradora de Fondos, it is estimated that, in 2021, it will obtain a growth of close to 70% in the volume of assets under management and will maintain its leading position in the Argentine industry by leading the Argentine fund market.

The current economic context suggests that investments will be concentrated primarily in money market or short-term bond funds, and to a lesser extent in the rest of the funds.

In addition, this line of business plans to continue to deepen and expand the marketing of its products through the use of distribution and placement agents, a niche that is expected to continue to grow.

The organizational structure within the company is expected to remain stable during the year, and this company plans to continue to focus on the automation of its services and on the roll out of technological changes being implemented across the Grupo Galicia family that are aimed at improving efficiency and their customer’s digital experience.

The operational management of the Group Financiero Galicia’s subsidiaries is stable, enabling us to comply with the needs and demands of our customers and of the control and supervision bodies. The implementation of work from home policies for our employees and our technological infrastructure have become invaluable tools to remain operative.

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

Likewise, the quarantine, social distancing and restrictions on face-to-face activities were driving forces to continue promoting and accelerating our digital transformation process. We continue working on projects that are designed to enrich the experience of our customers and employees. We plan to leverage new business lines like Naranja X, INVIU investment platform and MODO’s Systematic Payments play, and we remain focused on transforming Banco Galicia into a 100% digital platform, with the purpose of growing and capturing new customers.

The business growth of all the companies that make up Grupo Financiero Galicia takes place within the framework of a sustainable management. To this end, we will continue to seek new opportunities aimed at the common good and care for the environment.

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

B. Liquidity and Capital Resources

B.1 Liquidity - Holding Company on an Individual Basis

We generate our net earnings/losses from our operating subsidiaries, specifically Banco Galicia, our main operating subsidiary. Banco Galicia’s dividend-paying ability has been affected since late 2001 by the effects of the 2001-2002 liquidity crisis and its impact on Banco Galicia’s income-generation capacity. In addition, there were other restrictions on Banco Galicia’s ability to pay dividends resulting from applicable BCRA rules and the loan agreements entered into by Banco Galicia as part of its foreign debt restructuring. See Item 8. “Financial Information”—“Dividend Policy and Dividends.”

From 2002 to 2010 we did not receive any dividends from Banco Galicia, which is the primary source of funds available to us. On April 27, 2011, during the shareholders’ meeting of Banco Galicia, a distribution of cash dividends for a total amount of Ps.100 million was approved and the payment of distributions resumed. Most recently, on April 2019, we received from Banco Galicia a cash dividend of Ps.1,500 million (equivalent to Ps.2,717 million as of December 2020) for fiscal year 2018.

Due to the regulations recently passed by the BCRA within the framework of the measures taken by the government to respond to the COVID-19, the capacity of the Argentine financial system to pay cash dividends has been suspended until June 30, 2021 (subject to further extensions). As such, Grupo Financiero Galicia did not receive any dividends from Banco Galicia during 2020. However, Grupo Financiero Galicia did distribute dividends to its shareholders during 2020 as indicated below.

The extent to which a banking subsidiary may extend credit or otherwise provide funds to a holding company is limited by BCRA rules. For a description of these rules, see Item 4. “Information on the Company-Argentine Banking Regulation-Lending Limits.”

During fiscal years 2018 and 2019, Grupo Financiero Galicia received from its subsidiaries dividends for Ps.1,152 million (equivalent to Ps.3,094 million as of December 2020), and Ps.2,392 million (equivalent to Ps.4,140 as of December 2020), respectively. During fiscal year 2020, Grupo Financiero Galicia received dividends for Ps.2,367 million (equivalent to Ps.2,725 million as of December 2020) from Sudamericana Holding S.A.; Galicia Warrants S.A.; Galicia Administradora de Fondos S.A.U and Tarjetas Regionales S.A. During February 2021, Sudamericana Holding paid a cash dividend of Ps.963 million and during March 2021 the Shareholders’ meeting of Galicia Warrants, Galicia Administradora de Fondos and Galicia Securities announced dividends to be paid in cash during April 2021, for Ps.40 million, Ps.800 million and Ps.150 million respectively.

According to Grupo Financiero Galicia’s policy for the distribution of dividends and due to Grupo Financiero Galicia’s financial condition for the fiscal year ended December 31, 2020 and the fact that most of the profits for fiscal years 2018 and 2019 also corresponded to income from holdings (with just a fraction corresponding to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations Law) a proposal was made by the Board of Directors, to be treated at the next Shareholders’ Meeting to be held on April 27, 2021. The proposal was to absorb the negative results generated by the application of the accounting inflation adjustment method and to distribute a cash dividend for an amount that, when inflation adjusted, pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, results in Ps.1,500,000,000 (which represents 101,7161%) being distributed with regard to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each, through the partial reduction of the discretionary reserve for future dividends’ distributions created during the year 2020.

For fiscal year 2018, the shareholders’ meeting held on April 25, 2019 approved the distribution of cash dividends for Ps.2,000 million, (equivalent to Ps.3,515 million as of December 2020), which represented a dividend of 140.18% with respect to 1,426,764,597 class A and B ordinary shares of Grupo Financiero Galicia with a face value of Ps.1 each. Similarly, for fiscal year 2019, the shareholders’ meeting held on September 22, 2020 approved the distribution of cash dividends for Ps.1,700 million (equivalent to Ps.1,893 million as of December 2020), which represented a dividend of 119.1507% with respect to 1,426,764,597 class A and B ordinary shares of Grupo Financiero Galicia with a face value of Ps.1 each.

Due to Act. No. 27,260, Grupo Financiero Galicia neither reimbursed nor withheld any amount for tax purposes on the dividends paid for fiscal year 2018.

For fiscal year 2019, pursuant to what is set forth in the third paragraph of the article without number incorporated after article 25 of Act No. 23,966, replaced by article 4 of Act No. 26,452, when corresponding, Grupo Financiero Galicia was reimbursed of the amounts paid for the fiscal year 2019 in its capacity as substitute taxpayer of the shareholders’ subject to the tax on personal assets. Similarly, for fiscal year 2020, Grupo Financiero Galicia will withhold, when corresponding, some amount for taxes on personal assets on the dividends to be distributed.

As of December 31, 2020, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.8 million, short-term investments made up of special checking account deposits, mutual funds and government securities and foreign currency in an amount of Ps.645 million.

As of December 31, 2019, Grupo Financiero Galicia, on an individual basis, had cash and amounts due from banks in an amount of Ps.0.3 million, short-term investments made up of special checking account deposits, mutual funds and government securities and foreign currency in an amount of Ps.810 million (equivalent to Ps.1,103 as of December 2020).

As of December 31, 2018, Grupo Financiero Galicia, on an individual basis, had cash and amounts due from banks in an amount of Ps.0.2 million and short-term investments made up of special checking account deposits, mutual funds and government securities and foreign currency in an amount of Ps.885 million, (equivalent to Ps.1,854 million as of December 2020).

During fiscal year 2020, Grupo Financiero Galicia made capital contributions for a total amount of Ps.1,081 million (equivalent to Ps.1,167 million as of December 2020), Ps.1,000 million were applied to Tarjetas Regionales, Ps.4 million to IGAM and Ps.77 million to Galicia Securities.

For a description of the notes issued by Grupo Financiero Galicia, see —Item 5.A. “Operating Results” —” Debt Programs”.

Each of our subsidiaries is responsible for their own liquidity management. For a discussion of Banco Galicia’s liquidity management, see “Banco Galicia’s Liquidity Management-Banco Galicia Liquidity Management”.

B.2 Consolidated Cash Flows

Our consolidated statements of cash flows were prepared in accordance with IAS 7 (Statements of Cash Flows). See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018 included in this annual report.

As of December 31, 2020, on a consolidated basis, we had Ps.378,820 million in available cash (defined as total cash and cash equivalents), representing a Ps.62,812 million increase as compared to the Ps.316,008 million in available cash as of December 31, 2019.

As of December 31, 2019, on a consolidated basis, we had Ps.316,008 million in available cash, representing a Ps.157,025 million decrease as compared to the Ps.473,033 million in available cash as of December 31, 2018.

Cash equivalents are comprised of the following: BCRA debt instruments having a remaining maturity that does not exceed 90 days, securities in connection with reverse repurchase agreement transactions with the BCRA, local interbank loans and overnight placements in correspondent banks abroad. Cash equivalents also comprise, in the case of Tarjetas Regionales, time deposit certificates and mutual fund shares.

The table below summarizes the information from our consolidated statements of cash flows for the fiscal years ended December 31, 2020, 2019 and 2018.

	December 31,
	2020	2019	2018
	(in millions of Pesos)
Net Cash (used in)/generated by Operating Activities	183,754	(26,226)	188,241
Net Cash (used in)/generated by Investment Activities	(6,782)	(7,103)	(7,510)
Net Cash (used in)/generated by Financing Activities	(35,106)	(25,098)	16,409
Exchange income/(losses) on Cash and Cash Equivalents	32,806	69,535	94,158
Net increase (decrease) in cash and cash equivalents	174,672	11,108	291,298
Monetary loss related to cash and cash equivalents	(111,860)	(168,133)	(94,623)
Cash and cash equivalents at the beginning of the year	316,008	473,033	276,358

Cash and cash equivalents at end of the year	378,820	316,008	473,033

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

Management believes that cash flows from operations and available cash and cash equivalent balances, will be sufficient to fund our financial commitments and capital expenditures for fiscal year 2021.

i) Cash Flows from Operating Activities

	December 31,
	2020	2019	2018
	(in millions of Pesos)
Cash Flows from Operating Activities
Income before Taxes from Continuing Operations	43,378	50,178	7,067
Adjustment to Obtain the Operating Activities Flows:
Loan and other Receivables Loss Provisions	34,680	30,228	34,136
Depreciation and Impairment of Assets	8,284	6,895	3,460
Loss on Net Monetary Position	36,963	41,929	37,830
Other Operations	33,809	45,547	(15,846)
Net Increases/(Decreases) from Operating Assets:
Debt securities measured at fair value through profit or loss	(16,817)	1,907	25,023
Derivative Financial Instruments	1,006	569	(2,115)
Repurchase Transactions	(46)	(4,167)	628
Other Financial Assets	763	2,738	3,292
Net Loans and Other Financing
- Non-financial Public Sector	11	18	(7)
- Other Financial Institutions	(2,769)	(1,073)	7,583
- Non-financial Private Sector and Residents Abroad	(70,130)	72,480	(28,998)
Other Debt Securities	2,823	4,315	(21,449)
Financial Assets Pledged as Collateral	(2,992)	6,930	(3,080)
Investments in Equity Instruments	309	(5,863)	(103)
Other Non-financial Assets	872	(2,210)	(2,364)
Non-current Assets Held for Sale	24	1,220	21,471
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector	18,906	(15,315)	14,347
- Financial Sector	1,333	(877)	1,135
- Non-financial Private Sector and Residents Abroad	120,123	(201,920)	117,987
Liabilities at fair value through profit or loss	(1,936)	(2,556)	4,492
Derivative Financial Instruments	(1,142)	(2,645)	2,072
Other Financial Liabilities	1,298	(40,408)	16,512
Provisions	36	704	1,156
Other Non-financial Liabilities	44	(1,096)	(20,447)
Income Tax Collections/Payments	(25,076)	(13,754)	(15,541)

Net Cash (used in)/generated by Operating Activities	183,754	(26,226)	188,241

In fiscal year 2020, net cash generated by operating activities including the inflationary effect amounted to Ps.183,754 million, mainly due to a Ps.120,123 million net increase in net cash generated from deposits from the non-financial private sector and from residents abroad. Such amount was partially offset by net cash used of Ps.70,130 million related to an increase in net loans and other financing to the non-financial private sector and to residents abroad.

In fiscal year 2019, net cash used in operating activities including the inflationary effect amounted to Ps.26,226 million, mainly due to: (i) a Ps.201,920 million net decrease in deposits to non-financial private sector and residents abroad and (ii) a Ps.40,408 million decrease in other financial liabilities. Such amount was partially offset by net cash provided by Ps.72,480 million related to a decrease in net loans and other financing to non-financial private sector and residents abroad.

In fiscal year 2018, net cash generated by operating activities including the inflationary effect amounted to Ps.188,241 million, mainly due to: (i) a Ps.117,987 million increase in deposits from non-financial private sector and residents abroad, (ii) a Ps.25,023 million decrease in debt securities measured at fair value through profit or loss and (iii) a Ps.21,471 million decrease in non-current assets held for sale, partially offset due to: (i) a Ps.28,998 million increase in loans to non-financial private sector and residents abroad, (ii) a Ps.21,449 million increase in other debt securities and (iii) Ps.20,447 million decrease in other non-financial liabilities.

ii) Cash Flows from Investing Activities

	December 31,
	2020	2019	2018
	(in millions of Pesos)
Cash Flows from Investment Operations
Payments:
Purchase of PP&E, Intangible Assets and Other Assets	(7,124)	(10,751)	(7,723)
Interests in other companies	(102)	—	—
Collections:
Sale of PP&E, Intangible Assets and Other Assets	265	3,648	213
Dividends earned	179	—	—

Net Cash (used in)/generated by Investment Activities	(6,782)	(7,103)	(7,510)

In fiscal year 2020, net cash used in investing activities amounted to Ps.6,782 million mainly attributable to the acquisition of property, plant and equipment, intangible assets and other assets for Ps.7,124 million. Such amount was partially offset by funds provided by the sale of property, plants and equipment, intangible assets and other assets for Ps.265 million and for the dividends received from investment in equity instruments for Ps.179 million.

In fiscal year 2019, net cash used in investing activities amounted to Ps.7,103 million mainly attributable to the acquisition of property, plants and equipment, intangible assets and other assets for Ps.10,751 million. Such amount was partially offset by funds provided by the sale of property, plants and equipment, intangible assets and other assets for Ps.3,648 million.

In fiscal year 2018, net cash used in investing activities amounted to Ps.7,510 million mainly attributable to the acquisition of property, plant and equipment, intangible assets and other assets for Ps.7,723 million.

iii) Cash Flows from Financing Activities

	December 31,
	2020	2019	2018
	(in millions of Pesos)
Cash Flows from Financing Activities
Payments:
Unsubordinated Debt Securities	(27,839)	(20,826)	(2,851)
Loans from Local Financial Institutions	(35,157)	(70,419)	(25,579)
Dividends	(2,036)	(3,622)	(3,589)
Leases payment	(1,333)	(1,362)	—
Collections:
Unsubordinated Debt Securities	11,728	7,726	23,558
Loans from Local Financial Institutions	19,531	63,225	24,870
Capital increase	—	180	—

Net Cash (used in)/generated by Financing Activities	(35,106)	(25,098)	16,409

In fiscal year 2020, net cash used in financing activities amounted to Ps.35,106 million due to: (i) Ps.35,157 million as consequence of payments of loans obtained from local financial institutions and (ii) Ps.27,839 million of payments of principal and interest on unsubordinated debt securities issued by Grupo Financiero Galicia or its subsidiaries. Such amount was partially offset by: (i) funds provided by loans from local financial institutions for Ps.19,531 million and (ii) issuances by Grupo Financiero Galicia or its subsidiaries of unsubordinated debt securities for approximately Ps.11,728 million during 2020.

In fiscal year 2019, net cash used in financing activities amounted to Ps.25,098 million due to: (i) Ps.70,419 million as consequence of payments of loans obtained from local financial institutions, (ii) Ps.20,826 million of payments of principal and interest on unsubordinated debt securities issued by Grupo Financiero Galicia or its subsidiaries, (iii) Ps.3,622 million of payments of dividends and (iv) Ps.1,362 million for leases payments. Such amount was partially offset by funds provided by loans from local financial institutions for Ps.63,225 million.

In fiscal year 2018, financing activities provided cash in the amount of Ps.16,409 million due to: (i) an increase in loans from local financial institutions for Ps.24,870 million,(ii) issuances by Grupo Financiero Galicia or its subsidiaries of unsubordinated debt securities for approximately Ps.23,558 million during 2018 and (iii) Ps.6,771 million of the payments of principal and interest on subordinated debt securities. Such amount was partially offset by funds provided by loans from local financial institutions for Ps.25,579 million.

iv) Effect of Exchange Rate on Cash and Cash Equivalents

In fiscal year 2020, the effect of the exchange rate on consolidated cash flow amounted to Ps.32,806 million, a decrease of Ps.36.729 million as compared to fiscal year 2019. The exchange rate as of December 31, 2020 was Ps.84,145 per US$1.

In fiscal year 2019, the effect of the exchange rate on consolidated cash flow amounted to Ps.69,535 million, a decrease of Ps.24,623 million as compared to fiscal year 2018. The exchange rate as of December 31, 2019 was Ps.59.8950 per US$1.

In fiscal year 2018, the effect of the exchange rate on consolidated cash flow amounted to Ps.94,158 million. The exchange rate as of December 31, 2018 was Ps.37.8083 per US$1.

For a description of the types of financial interests we use and the maturity profile of our debt, currency and interest rate structure, see Item 5. “Operating and Financial Review and Prospects”— A.“Operating Results”.

B.3 Liquidity Management

i) Liquidity Gaps

Liquidity risk is the risk that Grupo Financiero Galicia does not have a sufficient level of liquid assets to meet its contractual commitments and the operational needs of the business without affecting market prices. The goal of liquidity management is to maintain an adequate level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities and meet demand for credit. To monitor and control liquidity risk, Grupo Financiero Galicia monitors and systematically calculates gaps in liquidity through the application of an internal model that is subject to periodic review.

Grupo Financiero Galicia’s liquidity policy covers three areas of liquidity risk:

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

As of December 31, 2020, the consolidated gaps between maturities of Grupo Financiero Galicia´s financial assets and liabilities based on contractual remaining maturity were as follows:

	December 31, 2020
	Less than one Year	1 – 5 Years	5 – 10 Years	Over 10 Years	Total
	(in millions of Pesos, except ratios)
Assets
Cash and Due from Banks	72,826	—	—	—	72,826
Argentine Central Bank – Escrow Accounts	181,143	—	—	—	181,143
Overnight Placements in Banks Abroad	1,100	—	—	—	1,100
Loans – Public Sector	11,586	3,242	—	—	14,828
Loans – Private Sector	400,534	64,207	6,267	12,656	483,664
Government Securities	109,185	—	—	—	109,185
Notes and Securities	4,660	691	—	—	5,351
Financial Trusts	72	—	—	—	72
Receivables from Financial Leases	934	875	17	—	1,826
Other Financing	2,361	2,902	—	—	5,263
Government Securities Forward Purchase	62,737	—	—	—	62,737

Total Assets	847,138	71,917	6,284	12,656	937,995

Liabilities
Deposits in Savings Accounts	281,011	—	—	—	281,011
Demand Deposits	143,923	—	—	—	143,923
Time Deposits	245,402	91	—	—	245,493
Notes	9,107	2,466	20,873	—	32,446
Banks and International Entities	4,277	6,009	—	—	10,286
Local Financial Institutions	4,882	1,382	—	—	6,264
Other Financing	100,642	2,368	822.0	127.0	103,959

Total Liabilities	789,244	12,316	21,695	127	823,382

Asset / Liability Gap	57,894	59,601	(15,411)	12,529	114,613
Cumulative Gap	57,894	117,495	102,084	114,613
Ratio of Cumulative Gap to Cumulative Liabilities	7%	15%	12%	14%
Ratio of Cumulative Gap to Total Liabilities	7%	14%	12%	14%

(*)	Principal plus UVA adjustment. Does not include interest.
(1)	Includes, mainly, debt with retailers due to credit card operations, liabilities in connection with repurchase transactions, debt with domestic credit agencies and collections for third parties.

The table above is prepared taking into account contractual maturity. Therefore, all financial assets and liabilities with no maturity date are included in the “Less than One Year” category.

Banco Galicia must comply with a maximum limit set by its board of directors for liquidity mismatches. This limit has been established at -25% (minus 25%) for the ratio of cumulative gap to total liabilities within the first year. Banco Galicia complies with the established policy, since such gap was of 7% as of December 2020.

ii) Banco Galicia Liquidity Management

The following is a discussion of Banco Galicia’s liquidity management.

Banco Galicia’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet customer’s credit demand. To set the appropriate level, forecasts are made based on historical experience and on an analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds. As of December 31, 2020, Banco Galicia’s liquidity structure was as follows:

December 31, 2020
(in millions of Pesos)
Legal Requirement	193,955
Management Liquidity	211,014

Total Liquidity	404,969

Legal requirements correspond to the minimum cash requirements for Peso- and foreign currency-denominated assets and liabilities as per the rules and regulations of the BCRA.

The assets that can be taken into account for compliance with this requirement are the balances of the Peso- and foreign currency-denominated deposit accounts at the BCRA, the liquidity bills and Bote 2020, and the escrow accounts held at the BCRA in favor of clearing houses.

Management liquidity, defined as a percentage over deposits and other liabilities, is made up of the following items: balances of checking accounts held by the BCRA exceeding minimum cash requirements, Letes, Leliq and placements held by the BCRA, overnight placements in banks abroad, net short-term interbank loans (call loans), technical cash and placements at the BCRA in excess of the amounts necessary to cover minimum cash requirements.

B.4 Capital

Our capital management policy is designed to ensure prudent levels of capital. The following table analyzes our capital resources as of the dates indicated.

	As of December 31,
	2020	2019	2018
	(in millions of Pesos, except ratios, multiples and percentages)
Shareholders’ Equity attributable to GFG	182,334	155,121	125,919
Shareholders’ Equity attributable to GFG as a Percentage of Total Assets	17.28	16.62	10.55
Total Liabilities as a Multiple of Shareholders’ Equity attributable to GFG	4.79	4.99	8.45
Tangible Shareholders’ Equity (1) as a Percentage of Total Assets	15.91	15.35	9.75

1)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

For information on our capital adequacy and that of our operating subsidiaries, see Item 4. “Information on the Company”—B.“Business Overview”—“Selected Statistical Information”—“Regulatory Capital”.

B.5 Capital Expenditures

In the ordinary course of business, our capital expenditures are mainly related to fixed assets, construction and organizational and IT system development. Generally, our capital expenditures are not significant when compared to our total assets.

For a more detailed description of our capital expenditures in 2020 and our capital commitments for 2021, see Item 4. “Information on the Company”— A. “History and Development of the Company”—“Capital Investments and Divestitures”. For a description of financing of our capital expenditures, see —“Consolidated Cash Flows”.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

See Item 5. “Operating and Financial Review and Prospects”-A.“Operating Results” – “Principal Trends”.

E. Off-Balance Sheet Arrangements

See Item 5. “Operating and Financial Review and Prospects”—A. “Operating Results”— “Off-Balance Sheet Arrangements” and “Contractual Obligations”.

F. Contractual Obligations

See Item 5. “Operating and Financial Review and Prospects”—A. “Operating Results”—“Contractual Obligations”.

G. Safe Harbor

These matters are discussed under “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

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

Pablo Gutierrez: Mr. Gutierrez obtained a degree in business administration at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1985, where he served in different positions. In April 2005, he was appointed to the board of directors of Banco Galicia. Mr. Gutierrez is regular director of Tarjetas Regionales, and Naranja and a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. He was an alternate director of Grupo Financiero Galicia from April 2003 to April 2010 when he was appointed as principal Director. In April 2012, he was appointed as the vice chairman of Grupo Financiero Galicia. Mr. Gutierrez is Mr. Abel Ayerza’s nephew.

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

Silvestre Vila Moret: Mr. Vila Moret obtained a degree in banking administration at the Universidad Católica Argentina. He was associated with Banco Galicia from 1997 until May 2002. Mr. Vila Moret is also director of El Benteveo S.A. and Santa Ofelia S.A. He has served as on the Board of Directors since June 2002. He is a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. Mr. Vila Moret is the nephew of Mr. Eduardo J. Escasany.

Daniel Llambías: Mr. Llambías obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1964. He was elected as an alternate director of Banco Galicia in September 1997 and served as a director from September 2001 until August 2009, when he was appointed Chief Executive Officer. Mr. Llambías is also a director of Naranja and Tarjetas Regionales and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. He served as the chairman of ADEBA from April 2016 to April 2017. Mr. Llambías was appointed as a director of Grupo Financiero Galicia in April 2017.

Pedro Alberto Richards: Mr. Richards obtained a degree in economics from the Universidad Católica Argentina. He holds a Master of Science in Management from the Sloan School of Management at the Massachusetts Institute of Technology. He was the director of the National Development Bank. He has been associated with Banco Galicia since 1990. He was a member of the board of directors of Galicia Capital Markets S.A. between 1992 and 1994 and vice chairman of Net Investment between September 2001 and May 2007. Since August 2000, he served as Grupo Financiero Galicia’s managing director and from 2010 to 2020 as our Chief Executive Officer. Mr. Richards is also Director of Galicia Warrants, and director of Galicia Administradora de Fondos S.A. Mr. Richards was an alternate director of Grupo Financiero Galicia from April 2003 until April 2005, after which he served as a director until April 14, 2010. He was appointed as a director of Grupo Financiero Galicia in April 2017.

Miguel C. Maxwell: Mr. Maxwell obtained a degree in national public accounting at the Universidad de Buenos Aires in 1979 and in 1986 he completed the High Management Program - Instituto de Altos Estudios Empresariales (IAE) - Buenos Aires (Harvard Business School - University of Navarra). He developed his professional career at Deloitte & Co. S.A., where, after being promoted to Audit Partner and leading the Audit business in Argentina, he reached the position of CEO of Argentina and LATCO (15 countries) and is a current member of the Board of Deloitte Touche Tohmatsu. Currently, he is the Chairman of the Advisory Board of Llorente & Cuenca (LLYC), Director of Grupo Financiero Galicia S.A. and José M. Alladio e Hijos S.A. and current syndic of LIAG Argentina S.A. and Importadora y Exportadora del Norte S.A. He is also current member of the Boards of Directors of the Asociación Argentina de Cultura Inglesa, Club Champagnat and the Rotary Club of Buenos Aires and Accounts Reviewer of the Harvard Club of Argentina. He was appointed as regular director of Grupo Financiero Galicia in April 2020.

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

Our Audit Committee

Grupo Financiero Galicia complies with the provisions set forth by the Capital Markets Law and the regulations set forth by the CNV, which require that companies which make a public offering of shares should form an Audit Committee and develop a charter with regulations for its operation.

Accordingly, the Board of Directors established an Audit Committee with three members. For fiscal year 2020, Messrs. Claudia Estecho, Daniel Llambías and Miguel Maxwell were the members of the Audit Committee, with Claudia Estecho and Miguel Maxwell considered independent pursuant to the CNV and Nasdaq requirements. All members of the Audit Committee are financially literate and have extensive experience in management. Mr. Daniel Llambías, was the financial expert serving on our Audit Committee during fiscal year 2020. In April 2020, Mr. Miguel Maxwell replaced Mr. Ricardo Gonzalez who had presented his resignation as Regular Director.

According to the CNV rules, the Audit Committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposals for the appointment of the independent auditors and the compensation for the Directors, (ii) issuing a report detailing the activities performed according to the CNV requirements, (iii) issuing the Audit Committee’s annual plan and implementing it each fiscal year, (iv) evaluating the external auditors’ independence, work plans and performance, (v) evaluating the plans and performance of the internal auditors, (vi) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (vii) following-up on the use of information policies on risk management at Grupo Financiero Galicia’s main subsidiaries, (viii) evaluating the reliability of the financial information to be filed with the CNV and the SEC, (ix) verifying compliance with the applicable conduct rules, and (x) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders. The Audit Committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2020, the Audit Committee held twelve meetings.

Our Executive Committee

The Executive Committee was created to assist with the management of the Company’s ordinary business and help the Board of Directors in fulfilling its duties. The Committee is composed of between two and five members of the Board of Directors and the President of the Board of Directors acts as its chairman. The duties of this committee include: gathering legal, economic, financial and business information on the Company’s subsidiaries and investee companies; making investment decisions; appointing the Company’s first-tier managers; proposing a strategic plan for the Company and its subsidiaries; making annual budget estimates for the Board of Directors, and performing risk assessments. The members of the Executive Committee are Messrs. Eduardo J. Escasany, Pablo Gutiérrez, Abel Ayerza, Federico Braun and Silvestre Vila Moret.

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

Our Disclosure Committee

We have established a Disclosure Committee in response to the U.S. Sarbanes-Oxley Act of 2002. The main responsibility of this committee is to review and approve controls on the public disclosure of financial and related information, and other procedures necessary that enable our Chief Executive Officer and Chief Financial Officer to provide their certifications for the annual report we file with the SEC. The members of this committee are Messrs. Fabian Kon, Bruno Folino, José Luis Ronsini, Adrián Enrique Pedemonte and Ms. Mariana Saavedra. In addition, at least one of the members of this committee attends all the meetings of our principal subsidiaries’ disclosure committees.

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

Name	Position	Principal Occupation	Current Term Ends
Antonio R. Garcés	Syndic	Accountant	April 2021
José Luis Gentile	Syndic	Accountant	April 2021
Omar Severini	Syndic	Accountant	April 2021
Miguel N. Armando	Alternate Syndic	Lawyer	April 2021
Fernando Noetinger	Alternate Syndic	Lawyer	April 2021
María Matilde Hoenig	Alternate Syndic	Lawyer	April 2021

The following is a summary of the biographies of the members of our Supervisory Committee:

Antonio Roberto Garcés: Mr. Garcés obtained a degree in accounting from the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1959 and with Grupo Financiero Galicia since 2002. In April 1985, he was appointed as an alternate director of Banco Galicia. Subsequently, he was appointed as the vice chairman of Banco Galicia in September 2001, as the chairman of the board of directors of Banco Galicia from March 2002 until August 2002 and then as the vice chairman from August 2002 until April 2003, when he was elected to serve as chairman of Banco Galicia’s board of directors until 2011. From 2003 to 2010 he was the chairman of Grupo Financiero Galicia. From April 2012 until April 2019, Mr. Garcés was appointed as a regular director of Grupo Financiero Galicia. He was elected as a regular syndic of Banco Galicia and Grupo Financiero Galicia in April 2019. Additionally, he is a regular syndic of Inviu, Galicia Warrants and Naranja.

José Luis Gentile: Mr. Gentile obtained a degree in accounting from the Universidad de Buenos Aires. He has provided services to Grupo Financiero Galicia since 1999 to March 2017. He served as Chief Financial Officer from 2003 to 2017. He was elected as a regular syndic of Banco Galicia and Grupo Financiero Galicia in April 2017. Additionally, he is a regular syndic of Inviu and Galicia Warrants, and an alternate syndic of Cobranzas Regionales, Naranja, and of other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

Omar Severini: Mr. Severini obtained a degree in accounting from the Universidad de Belgrano and a degree in finance with a concentration in capital markets from UCEMA. He has been associated with Banco Galicia since 1978 and served in positions responsible for the regular audit from 1986 to 2009. He served as Internal Auditor Manager to Banco Galicia between 2009 and 2017. He was elected as a regular syndic of Banco Galicia and Grupo Financiero Galicia in April 2018. Additionally, he is a regular syndic of Inviu, Galicia Warrants, Tarjetas Regionales, Naranja, and of other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

Miguel Norberto Armando: Mr. Armando obtained a law degree from the Universidad de Buenos Aires. He was first elected as an alternate syndic of Banco Galicia from 1986 until 2017. He also acted as an alternate syndic of Grupo Financiero Galicia between 1999 and January 2009 at which point, he became a regular syndic until April 2009 and was reelected as an alternate syndic of Grupo Financiero Galicia until April 2018. He was elected as an alternate syndic of Banco Galicia and Grupo Financiero Galicia in April 2019. He is the chairman of Arnoar S.A. Mr. Armando is also a regular syndic of EBA Holding S.A., Electrigal S.A. and an alternate syndic of Inviu, Galicia Seguros, Sudamericana Holding, Marin and Finisterra, among others.

Fernando Noetinger: Mr. Noetinger obtained a law degree from the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1987. He was and has been an alternate syndic of Grupo Financiero Galicia from September 1999 to June 2002 and from April 2006 to date. Mr. Noetinger is also chairman of Villa Rosa S.A. and Doña Ines S.A., an alternate director of Arnoar S.A., and an alternate syndic of EBA Holding S.A., Electrigal S.A., Tarjetas Regionales, Galicia Warrants, Inviu, Banco Galicia, Galicia Retiro, Galicia Seguros, and Sudamericana Holding, among others.

Maria Matilde Hoening: Mrs. Hoening obtained a law degree from the Universidad de Buenos Aires. She has been associated with Banco Galicia since 1971 and served in different positions until 2009. She was appointed as an alternate syndic of Banco Galicia and Grupo Financiero Galicia in 2020.

Management of Grupo Financiero Galicia

Our organizational structure consists of the Chief Executive Officer who reports to the Board of Directors, and the Chief Financial Officer & Compliance Officer (CFO&CO), Chief Risk Officer (CRO) and Investor Relations Officer (IRO) each of whom reports to the Chief Executive Officer.

The Chief Executive Officer’s primary responsibilities consist of implementing the policies defined by the Board of Directors, as well as providing recommendations to the Executive Committee regarding future plans, budgets and company organization to be considered by the Board of Directors. He is also responsible for supervising the CFO&CO, CRO and IRO.

The Chief Financial Officer & Compliance is responsible for the designing of the financial and budgeting planning to be considered by the Executive Committee, including: proposing the framework of financial policies and applicable regulatory compliance with respect to controlled and investee companies, proposing the strategy and development of new businesses for GFG; monitoring the budget of controlled and investee companies, designing and proposing to the Executive Committee the policies in relation to tax, accounting and legal advisory services of GFG and its subsidiaries and investees; supervising the regulatory compliance framework applicable to GFG and its subsidiaries and affiliates and coordinating the operation of GFG’s administrative structure.

The Chief Risk Officer is responsible for advising on the design of the GFG’s Risk Management strategy and proposing the Executive Committee the Risk policies for the subsidiaries, supervising Risk management considering BCRA regulations and monitoring compliance of policies, rating process and fraud prevention.

The Investor Relations Officer is responsible for coordinating the institutional and investor relations activities at GFG.

Our Chief Executive Officer is Mr. Fabian Kon. Mr. Kon obtained a degree in national public accounting from the Universidad de Buenos Aires. He has worked at Pistrelli, Diaz y Asociados, Accenture, Exolgan Container Terminal and Tradecom, in managerial positions. From 2006 to February 2014, he served as Galicia Seguros’ Chief Executive Officer and was appointed as Banco Galicia’s retail banking manager in March 2014. On October 7, 2015, Mr. Fabián Enrique Kon was appointed as the Chief Executive Officer of Banco Galicia. Mr. Kon is also the chairman of Sudamericana Holding, vice chairman of Tarjetas Regionales and director of Naranja. He was appointed as the Chief Executive Officer of Grupo Financiero Galicia since July 2020.

Our Chief Financial Officer is Mr. Bruno Folino. Mr. Folino obtained an accounting degree from the Universidad de Buenos Aires. He completed a post-graduate degree in Tax & Legal at the Universidad Austral and a Master in Science of Management from GSB Stanford University. He started his career as an auditor at Price Waterhouse & Co. before moving to the Tax & Legal Department. He has been associated with Banco Galicia since 1997 as Tax Manager and Planning Manager. He was appointed as the Chief Financial Officer & Compliance of Grupo Financiero since July 2020. Galicia. On March 2021, he was appointed Bank’s Risk Manager.

Our Chief Risk Officer is Mr. Diego Rivas. Mr. Rivas obtained a degree in business administration from the Universidad Argentina de la Empresa. He also completed a postgraduate degree in finance at the CEMA and management development programs at IMD in Lausanne, Switzerland, as well as a postgraduate degree in Risk Management at the Wharton School at University of Pennsylvania. Mr. Rivas has been associated with Banco Galicia since 1987. In May 2016, he was appointed Risk Manager of Banco Galicia. Mr. Rivas is also vice chairman of Ondara and an alternate director of Naranja. He was appointed as the Chief Risk Officer of Grupo Financiero Galicia since July 2020. On March 2021, he was appointed Bank’s Planning Manager.

Our Investor Relations Officer is Mr. Pablo Firvida. Mr. Firvida obtained a degree in Industrial Engineering at the Universidad de Buenos Aires (UBA) and a Master in Finance at the Universidad del CEMA. He also attended a course of “ Management Development Program” at the IAE Business School. From 1990 to 1992 he worked as an economic analyst at the Compañía General de Combustibles. Later, from 1992 to 1996, he was an associate in “Investment Banking” at the Banco General de Negocios. Afterwards, from 1996 to 2003, he worked at Banco Galicia Capital Markets. From 2003 to 2008 he served as the Institutional Investor Relations Manager at Grupo Financiero Galicia. Since 2008 he has been working for Banco Galicia. In 2014 he was appointed the Banco Galicia Manager of Institutional and Investor Relations. He was appointed as Investor Relations Officer of Grupo Financiero Galicia since July 2020.

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

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Sergio Grinenco	Chairman of the Board	May 26, 1948	Banker	April 2012	April 2023
Raúl Héctor Seoane	Vicechairman	July 18, 1953	Economist	April 2012	April 2023
Guillermo J. Pando	Secretary Director	October 23, 1948	Banker	April 2003	April 2023
María Elena Casasnovas (1)	Director	May 10, 1951	Lawyer	April 2016	April 2022
Juan Carlos L’Afflitto	Director	September 15, 1958	Accountant	April 2016	April 2022
Gastón Bourdieu	Director	August 31, 1956	Agricultural Administration	April 2018	April 2021
Ignacio A. González (2)	Alternate Director	April 23, 1944	Accountant	April 2018	April 2023
Verónica Lagos Mármol (2)	Alternate Director	November 14, 1972	Economist	April 2020	April 2023
Augusto R. Zapiola Macnab	Alternate Director	June 27, 1947	Economist	April 2013	April 2022

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

Enrique García Pinto: Mr. García Pinto has been associated with Banco Galicia since 1970. Before that, he served at Nobleza Piccardo SAYCYF and Saturno Agropecuaria SCA. Mr. García Pinto was appointed as an alternate director of Banco Galicia at the shareholders’ meeting held on April 28, 2009. He is also director of Distrocuyo S.A.

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

Members of the Bank’s Board of Directors serve in the following committees:

Human Resources and Governance Committee: the Committee, is subdivided into the Nominating Committee and the Compensation Committee. The Nomination Sub-Committee is responsible for nominating successors for the roles of the General Manager and Area Managers and analyzing and setting the compensation to be paid to the General Manager and Area Managers. On the other hand, the Compensation Committee is responsible for submitting, analyzing and suggesting the level of compensation to be paid to the Board of Directors, the General Manager and Area Managers, and for monitoring the performance of Department Managers and Area Managers.

Risk and Capital Allocation Committee: this committee is responsible for approving and analyzing capital allocation, setting up risk policies and monitoring risks for the Bank.

High Credits Committee: this committee is responsible for approving and subscribing the qualifications and awards of operations of customers and high-risk groups. It meets at least once a week.

Low Credits Committee: this committee is responsible for approving and subscribing the qualifications and awards of operations of customers and high-risk groups. It meets at least biweekly.

Systems Committee: this committee is responsible for supervising and approving new systems development plans and their budgets; supervising the budgetary control of developments; approving the general designs of the systems structure, the main processes, and systems to be implemented; and supervising the quality of the services, in accordance with the policies established by the Board of Directors of Banco Galicia.

Audit Committee: the Committee is responsible for assisting the Board of Directors in controlling the Bank and its controlled and investee companies, in order to reasonably ensure the following objectives: effectiveness and efficiency of operations; reliability of accounting information; compliance with applicable laws and regulations; and compliance with the objectives and strategy set by the board.

Money Laundering and Terrorist Financing Prevention and Control Committee: this committee is the body in charge of planning, coordinating and ensuring compliance with the policies established in this area, upon approval by the Board of Directors.

Disclosure Committee: this committee was created to comply with the provisions of the US Sarbanes-Oxley Act.

Asset and Liability Committee (“ALCO”): this committee is responsible for analyzing the collection of resources and placement in different assets, monitoring and controlling liquidity gaps, interest rates and currencies and managing such gaps.

Strategy and New Businesses Committee: this committee is responsible for analyzing new business.

Liquidity Crisis Committee: this committee is responsible for assessing situations of liquidity crisis and deciding the actions to be implemented aimed at its resolution. It will meet when the Chairman of the Board of Directors summons it and will meet permanently until the end of the liquidity crisis.

Profit and Loss Report Committee: this committee is responsible for monitoring the management and the income and evaluating macroeconomic global situations.

Compliance Committee: this committee is in charge of promoting respect for the rules, principles of good conduct, the Integrity Program and the Bank’s Code of Ethics, and mitigating the non-compliance risk, through the definition of policies, the establishment of controls and reports in the best interest of the Bank, its employees, shareholders and customers.

Financial Services User Protection Committee: this committee is responsible for monitoring the activities carried out by managerial levels and authorities involved in the internal process of user protection, in order to properly comply with legal and regulatory standards.

Information Assets Protection Committee: this committee is responsible for generating/having an agile and professional environment for the definition of and decision-making regarding strategies/policies related to the information security of the Bank.

Banco Galicia’s Supervisory Committee

Banco Galicia’s bylaws provide for a Supervisory Committee consisting of three syndics and three alternate syndics. According to the General Companies Act and the BCRA regulations, the responsibility of the Syndics of the Supervisory Committee, both regular and alternate, responsibility is to ensure that all of the Bank’s actions are in accordance with applicable Argentine law. The Syndic and Alternate Syndic do not participate in the business administration of the Bank, and do not have and cannot have managerial functions. They are responsible, among other things, for preparing a report to the shareholders regarding the Bank’s financial statements of each fiscal year. The Syndic and Alternate Syndic are appointed by the shareholders at their Annual Ordinary Meeting, for one-year periods, and may be reelected. The Alternate Syndics act as Regular Syndics in case of temporary or permanent absence of the Syndics.

The table below shows the composition of Banco Galicia’s Supervisory Committee as they were re-elected by the annual shareholders’ meeting held on April 28, 2020.

Name	Position	Principal Occupation	Current Term Ends
Omar Severini	Syndic	Accountant	April 2021
Jose Luis Gentile	Syndic	Accountant	April 2021
Antonio R. Garces	Syndic	Accountant	April 2021
Fernando Noetinger	Alternate Syndic	Lawyer	April 2021
Miguel N. Armando	Alternate Syndic	Lawyer	April 2021
María Matilde Hoenig	Alternate Syndic	Lawyer	April 2021

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

Fabián Enrique Kon: please see “— Management of Grupo Financiero Galicia”

As of the date of this annual report, the following divisions and department managers report to Banco Galicia’s Chief Executive Officer:

Division	Manager
Wholesale Banking	Marcelo Iraola
Retail Banking	German Alejandro Ghisoni
Financial Banking	Pablo María León
Risk	Bruno Folino
Products and Technology	María Marcela Fernie
People	Rafael Pablo Bergés
Planning and Finance	Diego Rivas

Wholesale Banking Area Management: it is responsible for obtaining a broad segment vision and, in turn, a greater alignment with the current situation and future business perspectives. Its main responsibilities are to design, plan and implement the vision, strategies, policies and objectives for the Wholesale Banking business and for each of the customers segments, as well as to define and control business objectives, with the purpose of ensuring that they are adjusted competitively to the demands of the industry and to the strategic objectives of the Bank, guaranteeing the volume, profitability, quality and customer satisfaction, within the framework of the established risk levels. The following departments report to this division: (i) Agribusinesses and Companies (ii) Corporate Banking, Investment Banking and Capital Market, (iii) Transactional Services and (iv) Companies Tribe.

Retail Banking Area Management: it is responsible for facilitating the decision-making process, improving the commercial effectiveness of the Retail Banking sector and improving the customer focus. Its main responsibilities are to design, plan and implement the vision, strategies, policies and objectives for the Retail Banking business and for each of the customers segments and distribution channels, as well as to define and control business objectives, with the purpose of ensuring that they are in tune with the competitive demands of the industry and the strategic objectives of the Bank, guaranteeing volume, profitability, quality and customer satisfaction, within the framework of the established risk levels. The following departments report to this division: (i) Retail Tribe, (ii) Contactability Tribe, (iii) Branches, (iv) Loyalty Tribe, (v) Private Banking (vi) Brand experience and (vii) Retail Planning.

Financial Banking Area Management: it is responsible for administering the financial position of the Bank, negotiating rates, funds, incentives and campaigns with the different areas, and promoting the regulatory, technical and informative support in the management of assets and liabilities, in order to guarantee the control of the liquidity, rate, currency and industry risks, and compliance with current policy and legal regulations. It is also responsible for planning, proposing and implementing the strategy for the development and maintenance of commercial relations with international banks, international organizations, international investment funds and binational chambers with the purpose of consolidating the bank’s image in international industries and guaranteeing the smooth development of the international business in accordance with the growth and profitability objectives set by the organization. The following departments report to this division: (i) Trading & Global Markets, (ii) Commercial, (iii) Financial Institutions, (iv) Investment Products and Global Custody and (v) Public Sector.

Risks Area Management: it is responsible for maintaining an effective risk management system in compliance with the best practices developed globally and optimizing the credit process in order to provide a better service to customers. It is responsible for actively and comprehensively monitoring and managing the different risks of the Bank and its subsidiaries. It is responsible for ensuring compliance with the policies, qualification and fraud prevention processes, thus guaranteeing the quality of the retail portfolio; designing and auditing mass decision tools; making decisions on the use/development of credit scoring models; conducting alignment actions to retail commercial strategies; and accompanying the business area of the retail segment, making recommendations regarding business opportunities, according to the strategic vision and policies, both external and internal, acting as the Bank’s first line of defense for the retail banking segment. The following departments report to this division: (i) Retail Credits, (ii) Wholesale Credits, (iii) Credit Recovery, (iv) Financial Risk and Capital Management, (v) Analytical Solutions Center, (vi) Data & Analytics Tribe and (vii) Information Security.

Products and Technology Area Management: it is responsible for integrating all the operations of the Bank in a single area, in order to improve the efficiency of operational processes and accelerate the development of products and new technologies. The following departments report to this division: (i) Collections and Payments Tribe, (ii) Lending Tribe, (iii) Foreign Trade Tribe, (iv) Everyday Banking Tribe, (v) Payment Acquisition Tribe, (vi) Technology and (vii) Operations.

People Area Management: it is responsible for incorporating and developing new talents, fostering a framework that motivates employees and maintaining an excellent working environment. Additionally, it is responsible for all the matters related to the physical workspace of the employees and the distribution of the space used by clients. The following departments report to this division: (i) Design and Innovation, (ii) Human Resources Management and Compensation, (iii) Cultural Transformation, (iv) Persons Advice, (v) Sustainability, (vi) Customer Journey Tribe (vii) Corporate Infrastructure, (viii) Branch Offices Infrastructure and (ix) Labor Relations and Corporate Security.

Planning Area Management: it is responsible for planning, coordinating and controlling the development and maintenance of budgeting, planning, accounting, tax activities, payments to suppliers, legal aspects and compliance, in order to ensure that the management has the information needed for the decision-making processes, management control, and the satisfaction of the Bank’s information requirements, as well as to ensure compliance with the information requirements that shall enable the Bank to obtain long-term, strategic sources of financing. It is also responsible for coordinating, planning and monitoring compliance with the strategy of liquidity, interest rates and currency gaps, within the limits of the established policies, making proposals to the Assets and Liabilities Committee (ALCO) regarding the management of such gaps in order to maximize income within the limits of policies. Additionally, it is in charge of institutional relationships and the objective and key results (“OKR”) and processes office. The following departments report to this division: (i) Accounting, (ii) Tax Advice and Strategic Supply, (iii) Management Control and Strategic Planning, (iv) Research, (v) Assets and Liabilities Management, (vi) Legal Advice and Compliance, (vii) Transformation Offices and (viii) Institutional Relations.

Department	Manager
Internal Audit	Claudio Scarso
Prevention of Money Laundering	Teresa del Carmen Piraino

Internal Audit Departmental Management: its mission is to evaluate and monitor the efficiency, adequacy and defectiveness of the internal control systems, in order to ensure compliance with applicable laws and regulations.

Money Laundering Prevention Departmental Management: it is responsible for coordinating and supervising compliance with the policies established by the Board of Directors in terms of money laundering and terrorist financing control and prevention, ensuring compliance with current regulations and international standards.

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

Germán Alejandro Ghisoni: Mr. Ghisoni obtained a degree in business management from the Universidad Católica Argentina. He completed the Program for Executive Development at Instituto Argentino de Empresas, the Strategic Management in Banking Program at INSEAD and the Customer Centric Organitatios at Kellogg School of Management. He has been associated with Banco Galicia since 1995. He is also a director of Sudamericana Holding and an alternate director of Tarjetas Regionales and Naranja.

Pablo Maria Leon: Mr. Leon obtained a degree in finance from the Universidad de Palermo and two executive development programs at Instituto Argentino de Empresas and IMD in Lausanne, Switzerland. He has been associated with Banco Galicia since 1987. He is also the chairman of Galicia Securities and Inviu and vicepresident of MAE. Mr. Leon is also manager of IGAM.

Diego Rivas: please see “— Management of Grupo Financiero Galicia”

Maria Marcela Fernie: Ms. Fernie obtained a degree in economics from the Universidad Católica Argentina. She has been associated with Banco Galicia since 2011. She is a director of COELSA and an alternate director of Tarjetas Regionales and Naranja.

Rafael Pablo Bergés: Mr. Bergés obtained a degree in industrial engineering from Universidad de Buenos Aires. He has been associated with Banco Galicia since August 2010. Prior to such time, he worked at Techint and at a several multinational companies in managerial positions. From 1998 to 2009, he was vice president of the Human Resources Division of Grupo Telefónica.

Bruno Folino: please see “— Management of Grupo Financiero Galicia”

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

B. Compensation

Compensation of Our Directors

Compensation for the members of the Board of Directors is considered by the shareholders at the shareholders’ meeting once the fiscal year has ended. Directors are paid an annual fee based on the functions they carry out and they may receive partial advance payments during the year. At the ordinary shareholders’ meeting held on April 28, 2020 the compensation for the Board of Directors was set at Ps.85,824,936 (nominal value) for the year ended December 31, 2019. For fiscal year 2020, a proposal was made to the next shareholders meeting to be held on April 27, 2021 to set compensations for the Board of Directors for the amount of Ps.185,437,620 (nominal value).

For a description of the amounts to be paid to the board of directors of Banco Galicia, see “– Compensation of Banco Galicia’s Directors and Officers” below.

We do not maintain a stock-option, profit-sharing or pension plan for the benefit of our directors.

We do not have a policy establishing any termination benefits for our directors.

Compensation of Banco Galicia’s Directors

Banco Galicia’s board of directors establishes the policy for compensation of Banco Galicia’s personnel. Banco Galicia’s managers receive a fixed compensation. Six directors are not employees of Banco Galicia. These non-employee directors receive a fixed compensation, provided that payments do not exceed the standard levels of similar entities in the Argentine financial market, a provision that is applicable to managers as well. Banco Galicia does not maintain stock-option plans or pension plans or any other retirement plans for the benefit of its directors. Banco Galicia does not have a policy establishing any termination benefits for its directors.

At the ordinary shareholders’ meeting held on April 28, 2020, the compensation for the directors of Banco Galicia was set for a total amount of Ps.32,643,328 (nominal value) for the year ended December 31, 2019. For fiscal year 2020, a proposal was presented to the next shareholders meeting to be held on April 27, 2021 to set compensations for the Board of Directors for the amount of Ps.41,972,024.52 (nominal value).

Compensation of Banco Galicia’s Officers

Banco Galicia’s board of directors establishes the compensation policy for Banco Galicia’s personnel. Banco Galicia’s officers receive a fixed compensation. The officers’ compensation regime includes the possibility of acquiring a retirement insurance policy. Banco Galicia does not maintain stock-option plans or pension plans or any other retirement plans for the benefit of its officers.

C. Nasdaq Corporate Governance Standards

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

(i)

Rule 5250 (d) – Distribution of Annual and Interim Reports. In lieu of the requirements of Rule 5250 (d), we follow Argentine law, which requires that companies make public a Spanish language annual report, including annual audited consolidated financial statements, by filing such annual report with the CNV and the BASE, within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the CNV and the BASE within 42 calendar days of the end of each fiscal quarter. The BASE publishes the annual reports and interim reports in the BASE bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of our annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the SEC. We also post the English language translation of our annual reports and quarterly press releases on our website. Furthermore, under the terms of the Second Amended and Restated Deposit Agreement, dated as of June 22, 2000, among us, The Bank of New York Mellon, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York Mellon with, among other things, English language translations of our annual reports and each of our quarterly press releases. Annual reports and quarterly press releases are available for inspection by ADRs holders at the offices of The Bank of New York Mellon located at 240 Greenwich Street, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to the shareholders, at the company’s executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report), as well as proposals of the company’s board of directors.

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

(iii)

Rule 5605 (d) – Compensation of Officers. In lieu of the requirements of Rule 5605 (d), we follow Argentine law, which does not require companies to form a compensation committee comprised solely of independent directors. It also is not required under Argentine law that the compensation of the Chief Executive Officer and all other executive officers be determined by either a majority of the independent directors or a compensation committee comprised solely of independent directors. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the Chief Executive Officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for directors or managers of the company. Finally, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2). For further information, please see “Compensation” – “Compensation of Banco Galicia’s Officers” above.

(iv)

Rule 5605 (e) (1) – Nomination of Directors. In lieu of the requirements of Rule 5605 (e) (1), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation. However, the Company, based on the best practices in corporate governance has created a Nomination and Compensation Committee, chaired by an independent Director and composed by 5 members of the Board of Directors. Said Committee aims to assist the Board of Directors to prepare a proposal to nominate candidates to fill its positions, to prepare and design a succession plan and to determine its compensation levels. In addition, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2). For further information, please see “Our Board of Directors” above.

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

(vi)

Rule 5605 (c) (2) – Audit Committee Composition. Argentine law does not require, and it is equally not customary business practice in Argentina, that companies have an audit committee comprised solely of independent directors. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. The Audit Committee is comprised of three Directors, two of them independent pursuant to the definition of independence in Rule 10 A-3 (b) (1) and the Argentine law, one of which the Board of Directors determined to be a financial expert. In addition, we have a supervisory committee (“comisión fiscalizadora”) composed of three syndics, who are responsible for monitoring the legality, under Argentine law, of the actions of our Board of Directors and the conformity of such actions with our bylaws. For further information about the Audit Committee, please see “Our Audit Committee” above.

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

(ix)

Rule 5630 (a) – Conflicts of Interest. In lieu of the requirements of Rule 5630 (a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds 1% of the corporation’s net worth, measured pursuant to the last audited balance sheet. Directors can contract with the corporation only on terms consistent with prevailing market terms. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholders’ vote, such shareholder may be liable to the company for damages and the resolution may be declared void. For further information, please see Item 7. “Major Shareholders and Related Party Transactions” – “B.Related Party Transactions”.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

D. Employees

The following table shows the composition of our staff:

	As of December 31,
	2020	2019	2018
Grupo Financiero Galicia	2	3	5
Banco Galicia	5,764	6,118	6,294
Branches	3,711	3,248	3,231
Head Office	2,053	2,870	3,063
Ecosistema NaranjaX	3,049	3,151	3,488
Galicia Administradora de Fondos	24	27	22
Assurance Companies	368	395	381
Other Subsidiaries	64	24	19
Total	9,271	9,718	10,209

Within the current legal framework, membership in an employee union is voluntary and there is only one union of bank employees with national representation. As of December 31, 2020, approximately 40% of Banco Galicia’s employees were affiliated with the national bank employee union. As of December 31, 2020, approximately 90% of Ecosistema NaranjaX’ work force was party to the merchant union’s Collective Bargaining Agreement No.130/75 applicable to trade employees and 6% of which were members of a labor union.

In general, during the first six months of 2020, the bank employees union and the national commerce employee’s union commenced negotiations on their respective collective labor agreements to establish new minimum wages. As a result of such negotiations, the minimum wage was increased for these positions. In 2020, due to the significant increases in the inflation index, the increases in the banking agreement were carried out in the months of January, March, July, October, November and December. In 2020, the Argentine union that represents employees in the banking sector declared general strikes. These strikes were not specific to any bank but affected all banks in Argentina. Certain of the Bank’s employees who are members of the union participated in the strike; however, the Bank was able to continue its operations during such time as not all employees are members of the union. While employees of Banco Galicia have participated in general strikes against the Argentine banking sector, Banco Galicia has not experienced a targeted strike by its employees since 1973 and Tarjetas Regionales Companies have never experienced a targeted employee strike. We believe that our relationship with our employees is stable and positive.

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

In a survey conducted in 2020 by Great Place to Work®, Banco Galicia ranked among the best companies to work in Argentina for the fourth consecutive year with more than 1,000 employees, while Naranja ranked among the best companies to work in Argentina for the third year consecutive with more than 1,000 employees.

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

E. Share Ownership

For information on the share ownership of our directors and executive officers as of December 31, 2020, see Item 7. “Major Shareholders and Related Party Transactions—A. Major Shareholders”.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2021, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of March 31, 2021, we had 1,474,692,091 shares outstanding composed of 281,221,650 class A shares and 1,193,470,441 class B shares.

Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación Banco de Galicia y Buenos Aires. As of March 31, 2021, the controlling shareholders owned 100% of our class A shares through EBA Holding (representing 19.1% of our total outstanding shares) and 9.3% of our class B shares (or 7.5% of our total outstanding shares), therefore directly and indirectly owning 26.6% of our shares and 58.4% of total votes.

Based on information that is available to us, the table below sets forth, as of March 31, 2021, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.

Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
EBA Holding S.A.	281,221,650	100	54.1

Class B Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
The Bank of New York Mellon (1)	498,281,860	41.8	19.2
ANSES	264,275,733	22.1	10.2
EBA Holding Shareholders (2)	110,411,743	9.3	4.3

(1)

Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York Mellon is 101 Barclay Street, New York 10286, and the country of organization is the United States.

(2)	No member holds more than 2.0% of the capital stock. Such holding includes 15,356,360 shares in the form of ADSs.

Based on information that is available to us, the table below sets forth, as of March 31, 2021, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

Name	Shares	Class	% of Class A Shares	% of Total Votes
The Bank of New York Mellon	498,281,860	B	33.8	19.2
EBA Holding S.A.	281,221,650	A	19.1	54.1
ANSES.	264,275,733	B	17.9	10.2
EBA Holding Shareholders.	110,411,743	B	7.5	4.3

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

As of March 31, 2021, we had 135 identified United States record shareholders (not considering The Bank of New York), of which 22 held our class B shares and 113 held our ADSs. Such United States holders, in the aggregate, held approximately 98.4 million of our class B shares, representing approximately 6.7% of our total outstanding capital stock as of such date.

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

Some of our directors and the directors of Banco Galicia have been involved in certain credit transactions with Banco Galicia as permitted by Argentine law. The Corporations Law and the BCRA’s regulations allow directors of a limited liability company to enter into a transaction with such company if such transaction follows prevailing market conditions. Additionally, a bank’s total financial exposure to related individuals or legal entities is subject to the regulations of the BCRA. Such regulations set limits on the amount of financial exposure that can be extended by a bank to affiliates based on, among other things, a percentage of a bank’s TIER 1. See Item 4. “Information on the Company—Argentine Banking Regulation—Lending Limits”.

Banco Galicia is required by the BCRA to present to its board of directors, on a monthly basis, the outstanding amounts of financial assistance granted to directors, controlling shareholders, officers and other related entities, which are transcribed in the minute books of the board of directors of Banco Galicia. The BCRA establishes that the financial assistance granted to directors, controlling shareholders, officers and other related entities must be granted on an equal basis with respect to rates, tenor and guarantees as loans granted to the general public.

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

The following table presents the aggregate amounts of total financial exposure of Grupo Financiero Galicia to related parties, the number of recipients, the average amounts and the maximum assistance as of the end of the two fiscal years ended December 31, 2019 and 2020, and as of February 28, 2021, the last date for which information is available.

	February 28,	December 31,
	2021(1)	2020	2019
	(in millions of Pesos, except as noted)
Total Financial Exposure	2,360	1,992	1,500
Number of Recipient Related Parties	268	269	283
Individuals	207	208	229
Companies	61	61	54
Average Amount of Financial Exposure	9	7	5
Maximum Assistance	401	509	596

(1)	In February 28, 2021 currency.

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

Subsequently, on July 25 ,2008, Naranja concluded two new leasing operations with Banco Galicia for two properties located in the City of Córdoba, Argentina for a total of Ps.12 million, with maturity dates on August 25, 2018, and August 7, 2020. Likewise, on October 31, 2012 Naranja signed another leasing operation with Banco Galicia on a property located in the City of Córdoba, the total of the operation was Ps.15 million and with a maturity date on November 30, 2022.

In September 2015, the term for the lease operations of real estate located in the City of Córdoba was extended to 121 months from that date, and the corresponding rates were unified. The interest rate applied is the Private Banks Corrected Survey Rate plus a 6% margin.

C. Interest of Experts and Counsel.

Not applicable.

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

As of December 31, 2020, a number of claims for repayment of income tax overpaid were filed for the 2014, 2015, 2016, 2017,2018 and 2019 tax years for the total sum of Ps.10.754 million. The claims are based on jurisprudence establishing the unconstitutionality of rules that disenable the application of the tax inflation adjustment, which results in confiscatory situations. In the face of the delay in resolving the tax code, claims were initiated. At the close of these financial statements, the Bank does not record contingent assets derived from the above-mentioned claims.

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco Galicia in connection with the collection of certain financial charges. The Bank does not believe that the resolution of these controversies will have a significant impact on its financial condition.

Ecosistema NaranjaX

The national tax and customs authority (AFIP), Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in differing stages of completion, on the companies of Ecosistema NaranjaX. Said agencies have served notices and made claims regarding taxes applicable to Ecosistema NaranjaX’ s companies. Such companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totaled approximately Ps.38 million.

As of December 1, 2017, Naranja had filed a reimbursement claim before the AFIP regarding its income tax for the 2014-2016 fiscal years in an amount equal to Ps.580,164 in nominal value. The claim was made considering the lack of application of the inflation adjustment standards set forth in Section VI of the Income Tax Law, which led to a substantial difference in the taxable income exceeding the reasonable limits of taxation. The same claim was presented on behalf of Tarjetas Cuyanas as of May 17, 2018, for 2014-2016, amounting Ps.145,478. Along the same lines, on September 27, 2019, the Company presented the claim pertaining to the 2017 fiscal year for the amount of Ps.326,498 in nominal value and on September 17, 2019, the one of 2018 was presented in an amount equal to Ps.973,843 in nominal value.

In the absence of a response from AFIP, on December 6, 2019, a judicial protection for default was filed with the National Tax Court for the periods 2014 and 2016 of Naranja. On the other hand, and having elapsed the period established in the applicable regulations without obtaining AFIP’s response to the claim, on December 27, 2019, a repetition claim was filed before the Federal Justice for the 2014 and 2016 fiscal years of Tarjetas Cuyanas and fiscal year 2018 of Naranja. The same lawsuit was filed on December 30, 2019 for the 2017 fiscal year of Naranja. Both claims remain pending before the AFIP.

On May 26, 2020 Naranja filed a reimbursement claim regarding its income tax for the 2019 year in an amount of Ps.1,365 million in nominal value.

Based on the opinion of tax advisors, each of Naranja and Tarjetas Cuyanas believes that such claims are unfounded and that the taxes related to such claims have been correctly calculated in accordance the tax regulations then in force and Argentine case law.

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

We may only declare and pay dividends out of our retained earnings representing the profit realized on our operations and investments. The Corporations Law and our bylaws state that no profits may be distributed until prior losses are covered. Dividends paid on our class A shares and class B shares will equal one another on a per share basis. As required by the Corporations Law, 5% of our net income is allocated to a legal reserve until the reserve equals 20% of our outstanding capital. Dividends may not be paid if the legal reserve has been impaired until it is fully restored. The legal reserve is not available for distribution to shareholders. Additionally, for fiscal year 2020, the application of the accounting inflation adjustment method generated negative results that will need to be absorbed.

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

Dividends

Grupo Financiero Galicia

As a holding company, our principal source of cash from which to pay dividends on our shares is dividends or other intercompany transfers from our subsidiaries, primarily Banco Galicia. Due to dividend restrictions contained in Banco Galicia’s loan agreements in connection with Banco Galicia’s foreign debt restructuring - that were lifted when such debt was fully paid during fiscal year 2016 - and in some BCRA regulations, our ability to distribute cash dividends to our shareholders has been materially and adversely affected since late 2001 until 2010, when Banco Galicia obtained the authorization to distribute its profits.

After the end of fiscal year 2011, the BCRA modified its regulations governing the minimum capital requirements and dividend distribution and, consequently, Banco Galicia was not able to pay dividends. However, for fiscal year 2018 the Bank had met the aforementioned regulations and its shareholders´ meeting held on April 25, 2019 approved the distribution of cash dividends for Ps.1,500 million, equivalent to Ps.2,717 million as of December 2020.

Currently, the ability to pay dividends of our subsidiary Banco Galicia and the Argentine financial system as a whole have been restricted by the Argentina Central Bank up to June 30, 2021 (subject to further extension) within the framework of the COVID-19 pandemic.

During 2019, Grupo Financiero Galicia paid cash dividends for Ps.2,000 million for fiscal year 2018, representing Ps.1.401773 per share, equivalent to Ps.3,623 million as of December 2020. During 2020, Grupo Financiero Galicia paid cash dividends for fiscal year 2019 in the amount of Ps.1,700 million, representing Ps.1,191507 per share, equivalent to Ps.1,824 million as of December 2020.

Due to the fact that most of the profits in fiscal year 2020 correspond to holdings income that does not meet the requirements for distribution set forth in Section 68 of the Corporations’ Law and given Grupo Financiero Galicia’s financial condition, a proposal was made by the Board of Directors, to be treated at the next Shareholders’ Meeting to be held on April 27, 2021. The proposal was to absorb the negative results generated by the application of the accounting inflation adjustment method and to distribute a cash dividend for an amount, that, when inflation adjusted pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, results in Ps.1,500,000,000, (which represents 101.7161%) being distributed with regard to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each, through the partial reduction of the discretionary reserve for future dividends’ distribution created in the year 2020.

Pursuant Act No.27,260, Grupo Financiero Galicia neither reimbursed nor withheld any amount for tax purposes on the dividends paid for fiscal year 2018.

For fiscal year 2019, pursuant to what is set forth in the third paragraph of the article without number incorporated after article 25 of Act No. 23,966, replaced by article 4 of Act No. 26,452, when corresponding, the Company was reimbursed of the amounts paid for the fiscal year 2019 in its capacity as substitute taxpayer of the shareholders’ subject to the tax on personal assets. Similarly, for fiscal year 2020, Grupo Financiero Galicia will withhold, when corresponding, some amount for taxes on personal assets on the dividends to be distributed.

For more information on requirements for dividend distribution, see Item 4. “Information on the Company”-B.“Business Overview”— “Argentine Banking Regulation”—“Profit Distribution”.

Banco Galicia

The ability to pay dividends of Banco Galicia and the Argentine financial system as a whole have been restricted by the BCRA up to June 30, 2021 (subject to extension) within the framework of the COVID-19 pandemic restrictions. For further information see Item 3. Key Information – D. Risk Factors – Risks Factors Relating to Us.

Sudamericana Holding

During the year 2020, Sudamericana held an extraordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.1.290 million.

On February 24, 2021 Sudamericana Holding held an extraordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.1,100 million.

Galicia Administradora de Fondos

On March 29, 2021, Galicia Administradora de Fondos held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.800 million.

Galicia Securities

On March 30, 2021, Galicia Securities held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.150 million.

Galicia Warrants

On March 29, 2021, Galicia Warrants held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.40 million.

B. Significant Changes

Since the closing date of the annual financial statements (December 31st, 2020), Grupo Financiero Galicia has not experienced any significant changes other than those already indicated in this report. For further information regarding significant changes, please see Item 3. Key Information – Risk Factors – Risk Factors Relating to Argentina; Item 5. Operating Results and Item 5. Liquidity and Capital Resources.

Item 9.	The Offer and Listing

A. Offer and Listing Details

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

Argentine Securities Market

The principal and oldest exchange for the Argentine securities market is the BYMA. The BYMA started operating in 1854 and handles the largest proportion of all equity trading in Argentina. Securities listed on the BYMA include corporate equity and debt securities and government securities. Debt securities listed on the BYMA may also be listed on the MAE. The MERVAL, which is affiliated with the BYMA, was founded in 1929 and is the largest stock market in Argentina. The MERVAL is a private entity, whose capital is integrated by shares admitted to public offer regime and was registered as a market by the CNV under N°16. Its capital is composed of 103 outstanding shares and there are 248 agents registered as members of the MERVAL market. We are member of the MERVAL through INVIU S.A.U. and Galicia Securities S.A., subsidiaries that owns one share each. Additionally, the Bank, within the framework of the Capital Market Law, was authorized by the CNV to act as a settlement and clearing agent and trading agent-comprehensive and was added as member of the MERVAL.

Trading on the BYMA is conducted through a trading platform introduced during 2017 called Millenium, from 11:00 a.m. to 5:00 p.m. each business day of the year. The Millenium software is a computer trading platform system that permits trading in debt and equity securities that can be accessed by brokers directly from workstations located at their offices. As a result of an agreement between the MERVAL and the MAE, equity securities are traded exclusively on the BYMA and corporate and government debt securities are traded on the MAE and the BYMA. Currently, all transactions relating to listed corporate and government debt securities can be affected by said trading platform. In addition, a substantial over-the-counter market exists for private trading in listed debt securities and, prior to the agreement described above, equity securities. Such trades are reported on the MAE.

Although companies may list all of their capital stock on the BYMA, in most cases the controlling shareholders retain the majority of a company’s capital stock. This results in only a relatively small percentage of most companies’ stock being available for active trading by the public on the BYMA. Even though individuals have historically constituted the largest group of investors in Argentina’s equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine mutual funds, by contrast, continue to have very low participation in the market. Although 103 companies had equity securities listed on the BYMA as of December 31, 2020, the 10 most-traded companies on the exchange accounted for approximately 79% of total trading value during 2020, from a 65.2% recorded in 2019. Our shares were the first-most traded shares on the BYMA in 2020, with a 32.1% share of trading volume from an also first position of 24.2% recorded during 2019.

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

B. Market Regulations

The CNV oversees the Argentine securities markets and is responsible for authorizing public offerings of securities and supervising brokers, public companies and mutual funds, among others. Argentine pension funds and insurance companies are regulated by separate Argentine government agencies, while financial institutions are regulated mainly by the BCRA. The Argentine securities markets are regulated by the CNV according with the provisions of Capital Markets Law No 26,831.

In compliance with the provisions of Law No.20,643 and the Decrees No.659/74 and No.2220/80, most debt and equity securities traded on the exchanges and the MAE must, be deposited in Caja de Valores S.A., which is the central securities depositary of Argentina, that provides deposit facilities for securities and mainly acts as a transfer and paying agent in connection therewith. It also handles settlement of securities transactions and operates the computerized exchange information system.

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

Securities can currently be freely traded on the Argentine markets, however, the Argentine government has periodically imposed certain restrictions regarding access by residents and non-residents to the local MLC and to transfers of foreign exchange abroad. See Item 4. “Information on the Company—Government Regulation—Foreign Exchange Market”.

On June 2019, the CNV passed Resolution No. 797/19 (as amended by Resolution No. 873), aimed to strengthen the good practices in corporate governance, emphasizing the principles established by the Organization for Economic Cooperation and Development (“OECD”) and requiring a stronger commitment from the listing companies regarding the compliance with corporate governance.

The Capital Markets Law (Law No. 26,831), which became effective on January 2013, replacing Law No.17,811 and Decree No. 677/01, regulates the capital markets transactions as well as the supervision, control and disciplinary and regulatory powers of the CNV. The Capital Markets Law is supplemented by the CNV Rules.

On May 9, 2018, the Argentine Congress passed Law No. 27,440 (Ley de Financiamiento Productivo) with the goal of developing the Argentine domestic capital markets. The Law No. 27,440 updates and amends the Argentine Capital Markets Law, the Mutual Funds Law and the Argentine Negotiable Obligations Law, among others. Such Law No. 27,440 sets forth certain regulations that are intended to provide SMEs with better access to financial instruments and to create an electronic credit invoice for MSMEs that replace the receipts from sales and credit invoices. Also, Law No. 27,440 improves the regulatory framework by introducing the new products for SMEs, such as discounts for access to the financial market and the amendment of certain tax provisions, regulations relating to derivatives and the promotion of a financial inclusion program.

Item 10.	Additional Information

A. Share Capital.

Not applicable.

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

Outstanding Capital Stock

Our total subscribed and paid-in share capital as of December 31, 2020, amounted to Ps.1,474,692,091, composed of class A shares and class B shares, each with a par value of Ps.1. The following table presents the number of our shares outstanding as of December 31, 2020, and the voting interest that the shares represent.

	December 31, 2020
Shares	Number of Shares	% of Capital Stock	% of Voting Rights
Class A Shares	281,221,650	19.07%	54.09%
Class B Shares	1,193,470,441	80.93%	45.91%

Total	1,474,692,091	100%	100%

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

C. Material Contracts

Bonds

During the 2016 fiscal year, Banco Galicia issued subordinated Class II notes due 2026 in an aggregate principal amount of US$250 million. The proceeds of this issuance were used to redeem the Bank’s outstanding subordinated notes due 2019. During the 2018 fiscal year, Banco Galicia issued Class V Series I notes due 2020 and Series II notes due 2020 in an aggregate principal amount of Ps.4,209 million and Ps.2,032 million, respectively. During the 2020 fiscal year, Banco Galicia issued Class VIII in an aggregate principal amount of Ps.1,589 million.

The pricing supplements for the issuances described above set forth certain covenants Banco Galicia must comply with for the benefit of the holders of such notes, which include, among others, restrictions on mergers, acquisitions or dispositions (subject to certain exceptions) and restrictions on the incurrence of additional debt.

Loans

In May 2016, the IFC granted Banco Galicia a credit line in an amount of up to US$130 million. As of May 2018, Banco Galicia has drawn all of the committed amount and the loan was amortized for US$72 million.

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

E. Taxation

The following is a summary of the principal Argentine and U.S. federal income tax consequences arising from the acquisition, ownership and disposition of our class B shares and ADSs. This summary is based on Argentine and U.S. federal income tax laws, as well as the regulations in effect as of the date of this annual report. Further, this summary is subject to any subsequent changes in laws and regulations that may come into effect after this date. Any change could apply retroactively and could affect the continued validity of this summary. This summary does not constitute legal advice or a legal opinion with respect to the transactions that the holders of our class B shares or ADSs may enter into. This summary is only a brief description of certain (but not all) aspects of the Argentine and U.S. federal income tax systems, as they relate to the acquisition, ownership and disposition of our class B shares and ADSs. In addition, although the Company believes that the following summary is a reasonable interpretation of the current taxation rules and regulations, Grupo Galicia cannot assure that the applicable authorities or tribunals will agree with all, or any of the tax consequences outlined below. Currently, there is no tax treaty between the United States and Argentina.

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

Non-residents continue to be exempted from tax on capital gains arising from the sale of shares in publicly traded companies, if the shares are traded on the BASE. In accordance with Law No.27,541 the exemption will also apply if the securities are traded in stock or securities markets authorized by the (CNV). The benefits will be applied to foreign beneficiaries as long as they do not reside in non-cooperative jurisdictions or the invested funds do not come from a non-cooperative jurisdiction.

Transfer of Argentine securities that occurred after September 23, 2013 triggered taxation on a retroactive basis, as the suspension of the rule that called for the tax was lifted. The tax will not apply to sales made through stock exchanges if the tax had not been withheld.

Indirect transfers of Argentine assets (including shares) will be taxable, if (i) the value of the Argentine assets exceed 30% of the transaction’s overall value; and (ii) the equity interest sold (in the foreign entity) exceeds 10%. The tax will also be due if any of these thresholds were met during the 12-month period prior to the sale. The indirect transfer of Argentine assets will only be subject to tax if these assets are acquired after January 1, 2018. Transactions involving indirect transfers of Argentine assets within the same economic group would also not trigger taxation, provided the requirements set by regulations have been met. Decree No.862/2019 and General Resolution No.4227/2018, provide that the seller, and not the buyer, is the party responsible for withholding the tax. The regulation has established a new mechanism regulating how non-resident sellers should pay the tax on the capital gain for transactions that have taken place on or after January 1, 2018. In summary, the non-resident seller should pay the tax directly through an international wire transfer unless there is a local withholding agent (i.e., local buyer or local custodial institution) involved in the payment.

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

Personal Assets Tax

Individuals domiciled and undivided estates located in Argentina or abroad will be subject to an annual tax in respect of assets located in Argentina and abroad. Applicable wealth tax rates and minimum non-taxable asset values for the general taxpayer regime are replaced with effect as of fiscal year 2019 by Law No.27,480 and Law No. 27.541. The following is the new scheme:

Fiscal year	Tax rate		Exempt Minimum
2019 onwards		*	Ps.	2,000,000

*Tax Rate (In pesos except percentages)
Total Value of Assets		Flat Tax	More %	Taxation over the excess of the amount
Over Ps.	Up to the amount
—	3.000.000	—	0,50	—
3.000.001	6.500.000	15.000	0,75	3.000.000
6.500.001	18.000.000	41.250	1,00	6.500.000
18.000.000	Onward	156.250	1,25	18.000.000

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

On April 2, 2020, aligned with the lockdown extension until Monday April 27, the tax authorities defined as administrative holidays days between March 19 and April 26 for procedural purposes. Similar extensions were implemented until November 29,2020.

Indirect Tax (Law 25.413 -Tax on Bank Debits and Credits)

On March 20, 2020 the Government approved a reduction in the tax rate from 0.6% to 0.25% for financial transactions on deposits and withdrawals from Argentine bank accounts and a reduction from 1.2% to 0.5% for other transactions; both reductions, for employers in the health care industry (i.e., diagnosis services, health insurance and pre-paid medicine companies and hospitals, among others) during a 90-day period. Currently, these measures are in effect until the end of March 2021.

Other taxes

The tax authority determined the deadline for e-filings broadly was expanded until April 30, 2021.

Tax reporting

On May 15, 2020, through General Resolution 4717/2020, transfer pricing filings (including complementary annual study) were postponed to August 2020 -for fiscal years ending between December 2018 to November 2019- and postponed to October 2020 -for fiscal years ending between December 2019 to April 2020- (the exact due date depends on the Tax ID’s last digit).

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

United States Federal Income Taxes

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of class B shares or ADSs. This summary does not purport to address all the U.S. federal income tax considerations that may be relevant to a particular holder (including consequences under the alternative minimum tax) or a decision to purchase, own or dispose of class B shares or ADSs. This summary applies only to beneficial owners of class B shares or ADSs that hold the class B shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not address tax consequences to all categories of investors, some of which (such as dealers or traders in securities or currencies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, banks and certain other financial institutions, insurance companies, persons that received class B shares or ADSs as compensation for the performance of services, persons owning (or deemed to own for U.S. federal income tax purposes) 10% or more (by voting power or value) of our shares, U.S. Holders (as defined below) whose functional currency is not the Dollar, persons that hold the class B shares or ADSs as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction for U.S. federal income tax purposes, and individual retirement accounts and other tax deferred accounts) may be subject to special tax rules. This summary does not address the U.S. federal estate and gift tax consequences of the acquisition, ownership and disposition of class B shares or ADSs. Moreover, the summary below does not address the U.S. state, local or non-U.S. income or other tax consequences of an investment in class B shares or ADSs, or any aspect of U.S. federal taxation other than income taxation

This summary (i) is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case, as of the date hereof, and (ii) is based in part on representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds class B shares or ADSs, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences of acquiring, owning and disposing of class B shares or ADSs.

Each prospective purchaser should consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of class B shares or ADSs.

Ownership of ADSs in General

In general, for U.S. federal income tax purposes, holders that are beneficial owners of ADSs will be treated as the beneficial owners of the class B shares represented by such ADSs.

The Internal Revenue Service (the “IRS”) has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, U.S. Holders should be aware that the discussion below regarding the availability of foreign tax credits for Argentine withholding tax on dividends paid with respect to Class B shares represented by ADSs could be affected by future action taken by the IRS. The rules relating to computing foreign tax credits and deducting foreign taxes are extremely complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits with respect to any Argentine income taxes withheld from a dividend on the class B shares or ADSs.

Taxation of Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, for U.S. federal income tax purposes, the gross amount of distributions of cash with respect to the class B shares or ADSs (including any amounts withheld in respect of Argentine taxes) generally will, to the extent made from Grupo Financiero Galicia’s current or accumulated earnings and profits as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. To the extent that a distribution by Grupo Financiero Galicia exceeds the amount of its earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the class B shares or ADSs, and thereafter as capital gain. However, Grupo Financiero Galicia does not maintain calculations of our earnings and profits under U.S. federal income tax principles. U.S. Holders should therefore assume that any distribution by Grupo Financiero Galicia with respect to class B shares or ADSs will be reported as ordinary dividend income for U.S. federal income tax purposes. In general, cash dividends (including amounts withheld in respect of Argentine taxes) paid with respect to:

•	the class B shares generally will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder; or

•	the class B shares represented by ADSs generally will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the Depositary;

and, in either case, these dividends will not be eligible for the dividends received deduction allowed to corporations.

Dividends paid by Grupo Financiero Galicia in respect of ADSs generally will be treated as “qualified dividend income,” which is taxable to a non-corporate U.S. Holder at the reduced rate normally applicable to long-term capital gains, provided that (i) the ADSs are readily tradable on an established securities market in the United States (such as the NASDAQ, on which the ADSs are currently listed), (ii) in the year prior to the year in which the dividend was paid Grupo Financiero Galicia was not, and in the year in which the dividend is paid Grupo Financiero Galicia is not, a passive foreign investment company (a “PFIC”), and (iii) certain other requirements are met. The ADSs (but not the class B shares) may qualify as readily tradable on an established securities market in the United States as long as they are listed on the NASDAQ. See “Passive Foreign Investment Companies” below for a discussion of the PFIC rules. Dividends paid by Grupo Financiero Galicia in respect of class B shares will be subject to tax as ordinary dividend income.

In addition, the U.S. Treasury Department has indicated that it continues to consider whether detailed information reporting guidance is necessary pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. However, no such detailed procedures have yet been issued and therefore Grupo Financiero Galicia is not certain that it will be able to comply with them. U.S. Holders should consult their own tax advisors regarding the availability of the reduced rate discussed above with respect to qualified dividend income in light of their own particular circumstances.

Dividends paid in Pesos will be included in the gross income of a U.S. Holder in an amount equal to the Dollar value of the Pesos on the date of receipt by the U.S. Holder, in the case of class B shares, or the Depositary, in the case of ADSs, regardless of whether the payment is in fact converted to Dollars. Any gains or losses resulting from currency exchange fluctuations between the date the dividend payment is included in the gross income of a U.S. Holder and the date the Pesos are converted into Dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss, as the case may be, of a U.S. Holder.

Dividends received by a U.S. Holder with respect to the class B shares or ADSs will be treated as non-U.S. source income, which may be relevant in calculating such U.S. Holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Argentine tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific categories of income. For this purpose, dividend income with respect to class B shares or ADSs should generally constitute “passive category income”, or in the case of certain U.S. Holders, “general category income”. The rules governing the foreign tax credit are complex. Prospective holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Subject to the discussion below under “Backup Withholding and Information Reporting”, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on class B shares or ADSs, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

Taxation of Capital Gains

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” U.S. Holders generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or other taxable disposition of class B shares or ADSs in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in the class B shares or ADSs and the amount realized on their sale or other taxable disposition, in each case as determined in Dollars. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate for ordinary income (other than certain dividends) if the U.S. Holder’s holding period in the class B shares or ADSs exceeds one year at the time of the sale or exchange. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of class B shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources. Certain limitations apply to the deductibility of capital losses for U.S. federal income tax purposes.

A U.S. Holder’s initial tax basis in the class B shares or ADSs is the Dollar value of the Pesos denominated purchase price determined on the settlement date, in the case of a cash basis U.S. Holder, or the trade date in the case of an accrual basis U.S. Holder. If the class B shares or ADSs are treated as traded on an “established securities market”, an accrual basis U.S. Holder may elect to determine the Dollar value of the cost of such class B shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

With respect to the sale or exchange of class B shares or ADSs, the amount realized generally will be the Dollar value of the payment received, before reduction for any Argentine taxes withheld therefrom, determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the class B shares or ADSs are treated as traded on an “established securities market”, an accrual basis taxpayer may elect to determine the Dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. The election by an accrual basis U.S. Holder discussed above to use the settlement date for purposes of determining basis and the amount realized must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to certain look-through rules, either (1) at least 75 percent of its gross income is “passive income” or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

The application of the PFIC rules is unclear both generally and specifically with respect to banks. Although interest income generally is treated as passive income for this purpose, the Internal Revenue Service(the “IRS”) has issued a notice and certain proposed Treasury Regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the “Active Bank Exception”). However, the IRS notice and proposed Treasury Regulations are inconsistent in certain respects. Because final Treasury Regulations have not been issued, there can be no assurance that Grupo Financiero Galicia or its subsidiaries will satisfy the Active Bank Exception for any given taxable year.

Based on certain estimates of its gross income and gross assets (which estimates are inherently imprecise), the nature of its business, and reliance on the Active Bank Exception, Grupo Financiero Galicia believes that it was not a PFIC for the taxable year ended December 31, 2020. Grupo Financiero Galicia’s status in future years will depend on its assets and activities in those years. Grupo Financiero Galicia has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that Grupo Financiero Galicia will not be considered a PFIC for any taxable year. If Grupo Financiero Galicia were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.

If Grupo Financiero Galicia were a PFIC, a U.S. Holder of class B shares or ADSs could make a variety of elections that may alleviate certain of the adverse tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the class B shares or ADSs. U.S. Holders should consult their own tax advisors regarding the tax consequences and filing requirements that would arise if Grupo Financiero Galicia were treated as a PFIC.

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

Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or other taxable disposition of, class B shares or ADSs made within the United States, or by a U.S. payor or U.S. middleman, to a holder of class B shares or ADSs (other than an exempt recipient, such as a payee that is not a United States person and that provides an appropriate certification).

Payments of dividends on, or proceeds from the sale or other taxable disposition of, class B shares or ADSs within the United States, or by a U.S. payor or U.S. middleman, to a U.S. Holder (other than an exempt recipient, such as a payee that is not a United States person and that provides an appropriate certification) will be subject to backup withholding if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of class B shares or ADSs.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts.

Not applicable.

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

I. Subsidiary Information

For a description of subsidiary information, see Item 4. “Information on the Company”—A. “History and Development of the Company” —“History”.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

A. General

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

In compliance with the BCRA’s regulations, based on the best practices and international standards, Banco Galicia has a Risk Management Division responsible for identifying, monitoring and actively and integrally managing the different risks Banco Galicia and its subsidiaries are exposed to (credit, financial and operational risks). The aim of the Division is to guarantee Banco Galicia’s board of directors that it is fully aware of the risks Banco Galicia is exposed to. It also creates and proposes the policies and procedures necessary to mitigate and control such risks. The Risk Management Committee, made-up of six members of the board of directors of Banco Galicia, the Chief Executive Officer and the managers of the Risk Management Division, the Planning Division and Internal Audit, is the highest corporate body to which Banco Galicia’s board of directors delegates integral risk management and the executive responsibility to define and enforce risk management policies, procedures and controls. This Committee is also responsible for setting specific limits for the exposure to each risk and approving, when applicable, temporary excesses over such limits as well as being informed of each risk position and compliance with policies.

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

B. Interest Rate Risk

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

i) Limit on the Gross Brokerage Margin for the First Year

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

The limit on a potential loss was established at 10% of the gross brokerage margin for the first year, as defined above. At fiscal year-end, the negative difference between the gross brokerage margin for the first year corresponding to the “+400/200 bps” scenario and that corresponding to the “base” scenario accounted for -4.6% of the gross brokerage margin for the first year.

The tables below show as of December 31, 2020 in absolute and percentage terms, the change in Banco Galicia’s gross brokerage margin (“GBM”) of the first year, as compared to the gross brokerage margin of the “base” scenario corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 bps from those in the “base” scenario. Banco Galicia’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Government.

Net Portfolio
	Gross Brokerage Margin (1)
	December 31, 2020
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	2,812	2.54%
150	2,106	1.91%
100	1,403	1.27%
50	700	0.64%
Static
(50)	(650)	(0.60)%
(100)	(1,310)	(1.19)%
(150)	(1,962)	(1.78)%
(200)	(2,512)	(2.37)%

(1)	Net interest of the first year

Net Trading Portfolio
	Gross Brokerage Margin (1)
	December 31, 2020
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	146	0.10%
150	109	0.08%
100	72	0.05%
50	36	0.03%
Static
(50)	(18)	(0.01)%
(100)	(66)	(0.05)%
(150)	(115)	(0.08)%
(200)	(164)	(0.12)%

(1)	Net interest of the first year

Net Non -Trading Portfolio
	Gross Brokerage Margin (1)
	December 31, 2020
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	2,357	1.66%
150	1,766	1.24%
100	1,177	0.83%
50	588	0.41%
Static
(50)	(703)	(0.49)%
(100)	(1,452)	(1.02)%
(150)	(2,204)	(1.55)%
(200)	(2,955)	(2.08)%

(1)	Net interest of the first year

ii) Limit on the Net Present Value of Assets and Liabilities

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

The economic capital is obtained from the resulting difference between the “critical” scenario and the net present value of assets and liabilities of the “base” scenario and considering a 99.5% degree of accuracy.

The limit on interest rate risk exposure, expressed as a difference between the net present value of assets and liabilities in the “base” scenario and the “critical” scenario cannot exceed 15% of the consolidated RPC. As of December 31, 2020, the “Value at Risk” was (7.73%) of the Tier 1.

C. Foreign Exchange Rate Risk

Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and Banco Galicia’s net financial income resulting from the revaluation of Banco Galicia’s assets and liabilities denominated in foreign currency. The impact of variations in the exchange rate on Banco Galicia’s net financial income depends on whether Banco Galicia has a net asset foreign currency position (the amount by which foreign currency denominated assets exceed foreign currency denominated liabilities) or a net liability foreign currency position (the amount by which foreign currency denominated liabilities exceed foreign currency denominated assets). In the first case an increase/decrease in the exchange rate results in a gain/loss, respectively. In the second case, an increase/decrease results in a loss/gain, respectively. Banco Galicia has established limits for its consolidated foreign currency mismatches for the asset and liability positions of -9 % and + 30% of Banco Galicia’s RPC. At the end of the fiscal year, Banco Galicia’s net asset position in foreign currency represented -0.3% (minus 0.3%).

As of December 31, 2020, Banco Galicia had a net liability foreign currency position of Ps.873 million (US$10,4 million) after adjusting its on-balance sheet net liability position of Ps.413 million (US$4,9 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.460 million (US$5,5 million), recorded off-balance sheet.

The table below show the effects of changes in the exchange rate of the Peso vis-à-vis the Dollar on the value of Banco Galicia’s foreign currency net asset position as of December 31, 2020. As of these dates, the breakdown of Banco Galicia’s foreign currency net asset position into trading and non-trading is not presented, as Banco Galicia’s foreign currency trading portfolio was not material.

	Value of Foreign Currency Net Position
	As of December 31,
	2020
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount	Absolute Variation	% Change
	(in millions of Pesos, except percentages)
40%	(579)	(165)	40
30%	(537)	(124)	30
20%	(496)	(83)	20
10%	(455)	(41)	10
Static (2)	(413)	—	—
-10%	(372)	41	(10)
-20%	(331)	83	(20)
-30%	(289)	124	(30)
-40%	(248)	165	(40)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

D. Currency Mismatches

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

The policy framework currently in force establishes limits in terms of maximum net asset positions (assets denominated in a currency which are higher than the liabilities denominated in such currency) and net liability positions (assets denominated in a currency which are lower than the liabilities denominated in such currency) for mismatches in foreign currency, as a proportion of the Bank’s computable regulatory capital (RPC), on a consolidated basis.

The table below shows the composition of the Grupo Financiero Galicia’s Shareholders’ Equity as of December 31, 2020, by currency and type of adjustment:

	December 31, 2020
	Assets	Liabilities	Gap
	(in millions of Pesos)
Financial Assets and Liabilities	883,853	759,711	124,142
Pesos - Adjusted by UVA	32,321	7,099	25,222
Pesos - Unadjusted	637,405	537,612	99,793
Foreign Currency (1)	214,127	215,000	(873)
Other Assets and Liabilities	62,166	34,487	27,679

Total Gap	946,019	794,198	151,821

Adjusted for Forward Transactions Recorded in Memo Accounts
Financial Assets and Liabilities	883,853	759,711	124,142
Pesos - Adjusted by the UVA	32,321	7,099	25,222
Pesos - Unadjusted, Including Shareholders’ Equity (2)	612,456	513,123	99,333
Foreign Currency (1) (2)	239,076	239,489	(413)
Other Assets and Liabilities	62,166	34,487	27,679

Total Adjusted Gap	946,019	794,198	151,821

(1)	In Pesos, at an exchange rate of Ps.84,145 per US$1.
(2)	Adjusted for forward sales and purchases of foreign exchange, without delivery of underlying assets and recorded in Memorandum Accounts.

As of December 31, 2020, considering the adjustments from forward transactions recorded under memorandum accounts, Grupo Financiero Galicia had net asset positions in foreign currency and Pesos adjusted and non-adjusted.

The paragraphs below describe the composition of the different currency mismatches of assets and liabilities as of December 31, 2020:

i) Assets and Liabilities Denominated in Foreign Currency

As of December 31, 2020, the Grupo Financiero Galicia’s assets denominated in foreign currency were mainly comprised of the following: (i) Ps.153.544 million of cash and balances from the BCRA and correspondent banks; (ii) Ps.51.722 million for loans (principal plus interest) and other financing, including Ps.1.368 million for receivables for financial leases; (iii) Ps.4.378 million for government and private securities; (iv) Ps.2.580 million for other financial assets includes Ps.2.437 million for Prisma and (v) Ps.1.845 million for assets pledged as collateral, including forward purchases of government securities.

The liabilities denominated in foreign currency consisted mainly of: (i) Ps.166,916 million for deposits (principal, interest and quotation differences); (ii) Ps.8,611 million for payables to banks and international credit entities; (iii) Ps.26,482 million for subordinated notes issued by Banco Galicia; (iv) Ps.12,068 million for other financial liabilities, mainly collections on behalf of third parties and leasings and (v) Ps.913 million recorded in “Other Non-financial Liabilities”.

A net asset liability of Ps.873 million stemmed from the consolidated balance sheet. Furthermore, forward transactions in foreign currency without delivery of the underlying asset were recorded in memorandum accounts, which, in terms of their notional value, were equal to a net asset position of Ps.460 million. Therefore, as of that date, the net position in foreign currency adjusted to reflect these transactions was a net liability position of Ps.413million, equivalent to US$4,9 million.

Grupo Financiero Galicia has set limits as regards foreign-currency mismatches at -9% of the Bank’s RPC for its net liability position and at +30% of the Bank’s RPC for its net asset position. At the fiscal year-end, Banco Galicia’s net asset position in foreign currency represented - 0.3 % of its RPC.

ii) Non-Adjusted Peso-Denominated Assets and Liabilities

Grupo Financiero Galicia’s non-adjusted Peso-denominated assets at December 31, 2020 were mainly comprised of the following: (i) Ps.360.234 million for loans (principal plus interest, net of allowances) including Ps.573 million for receivables from financial leases and Ps.2.120 million for miscellaneous receivables; (ii) Ps.128.325 million for the holding of securities issued by the BCRA (LELIQ); (iii) Ps.30.209 million for cash and balances held at the BCRA and correspondent banks (including the balance of escrow accounts); (iv) Ps.60.996 million for repurchase transactions; (v) Ps.48.399 million for the holding of government and private securities, including Ps.21.462 million for BOTE 2022; (vi) Ps.3.353 million for “Other Financial Asset; and (vii) Ps.4.977 million pledged as collateral.

Grupo Financiero Galicia’s non-adjusted Peso-denominated liabilities at December 31, 2020 were mainly comprised of the following (i) Ps.504.088 million for deposits (principal plus interest); (ii) Ps.20.886 million for liabilities payable to stores, credit card transactions of Banco Galicia; (iii) Ps.3.075 million for notes issued by Banco Galicia; (iv) Ps.6.987 million for other financial liabilities; (v) Ps.1.581 million for debt incurred with local financial institutions and (vi) Ps.937 million for amounts payable for future transactions and transactions pending settlement of government securities and foreign currency.

The net asset position in non-adjusted Peso-denominated assets and liabilities was Ps 95.797 million at December 31, 2020.

iii) Peso-Denominated Assets and Liabilities Adjusted by UVA

At December 31, 2020, the net asset position amounted to Ps 25,222 million, which is primarily comprised of Ps.29,663 million for loans, mainly UVA mortgage loans and Ps.2,658 million for miscellaneous receivables.

With respect to liabilities, Ps.5,662 million was related to UVA-adjusted time deposits and Ps.1,437 million related to balances of the unemployment fund of construction workers.

iv) Other Assets and Liabilities

As of December 31, 2020, “Other Assets—Liabilities” mainly included the following: (i) property, plant and equipment, miscellaneous and intangible assets for Ps.52,302 million; (ii) miscellaneous receivables for Ps.4,535 million and (iii) Ps.6.361 million recorded in “Other Non-financial assets”;

As of December 31, 2020, liabilities mainly included the following: (i) Ps.18.023 million recorded in “Other Non-financial Liabilities”; (ii) Ps.13,031 million for current income tax liabilities; and (iii) Ps.3,433 million for provisions for other contingencies.

E. Market Risk

The exposure of portfolios consisting of listed financial instruments, whose values vary according to the movements in their market prices, is subject to a specific policy framework. This framework regulates the risk of incurring a loss as a consequence of the variation in the market price of financial assets whose values are subject to negotiation.

Brokerage transactions and/or investments in government securities, currencies, notes, derivative products and debt instruments issued by the BCRA are governed by the policy that limits the maximum tolerable losses in a given fiscal year.

In order to gauge and monitor this source of risk, the model known as Value at Risk (VaR) is used, among others. Banco Galicia measures risk by means of a parametric VaR model, assuming that returns follow a multivariate normal distribution. This model determines on an intra-daily basis the potential losses that could be generated for the Bank individually according to its portfolio, under certain parameters.

The parameters taken into consideration are as follows:

(i)	A 99% confidence level on the method used for the VaR model analysis.

(ii)	Holding periods of one day and “n” days, where “n” is defined as the number of days necessary to settle the position in each security.

(iii)

Volatilities are calculated as the standard deviation of returns in the available trading days. If there are new issuances, or if there are not enough trading days or quotations, the volatility of bonds from domestic issuers with similar risk and characteristics are used.

Banco Galicia’s policy requires that the Risk Management and Treasury Divisions agree on the parameters under which the models work, and establishes the maximum losses authorized for equity securities, foreign-currency, BCRA’s debt instruments and derivative products in a fiscal year. Maximum losses were established in:

Risk	Policy on Limits
(in millions of Pesos)
Total risk (currency + fixed-income instruments + interest rate derivatives)	4.250

Furthermore, the policy includes the regular undertaking of stress tests, with the goal to assess the risk positions and their results under adverse market conditions. Finally, “contingency plans” were designed for each transaction, which include the actions to be implemented in a critical scenario.

F. Cross-Border Risk

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

G. Overseas Foreign Currency Transfer Risk

With a view towards mitigating the risk resulting from a potential change in domestic laws that may affect overseas foreign currency transfers and in order to meet incurred liabilities, a policy was devised to set a limit for liabilities transferred abroad, as a proportion to total consolidated liabilities. Such ratio was fixed at 15%.

As of December 31, 2020, such exposure was 5.73% over total liabilities

H. Risk Exposures in the Non-Financial Public Sector

The BCRA imposes restrictions with respect to financing for the non-financial Public Sector and establishes limits in connection with the agencies that can be aided, the types of permitted loans and maximum amounts that can be granted. Such maximum amounts are set on the basis of the Bank’s RPC.

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

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

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

Persons depositing or withdrawing shares must pay	For:
US$.5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.0.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to Dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes.	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Direct and Indirect Payments Made by the Depositary to Us

Past Fees and Payments

Grupo Financiero Galicia received a payment of US$287,476 for fiscal year 2020, US$283,948for fiscal year 2019 and US$267,815 for fiscal year 2018 in relation to continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses for filing annual and interim financial reports, relevant information reports, processing dividend distribution, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, and telephone and conference calls), accounting fees and legal fees.

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

We expect to receive a similar reimbursement from the depositary for expenses for the fiscal year ending December 31, 2021 to the one we received for the fiscal year ended December 31, 2020.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures.

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended). We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with or submit to the SEC under the Exchange Act, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and is communicated to our management, including our Chief Executive Officer and Chief Financial and Compliance Officer, as appropriate, to allow timely decisions regarding the required disclosure. Our Chief Executive Officer and Chief Financial and Compliance Officer concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to provide reasonable assurance of their reliability. Notwithstanding the effectiveness of our disclosure controls and procedures, these disclosure controls and procedures cannot provide absolute assurance of achieving their objectives because of their inherent limitations. Disclosure controls and procedures are processes that involve human diligence and compliance and are subject to error in judgment. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by our disclosure controls and procedures.

(b) Management’s Annual Report on Internal Control over Financial Reporting.

1)

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us and our consolidated subsidiaries. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Internal control over financial reporting includes those policies and procedures that:

a.	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

b.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of Grupo Galicia are being made only in accordance with authorizations of our management and directors; and

c.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

2)	Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework 2013 issued by the COSO.

3)	Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2020.

4)

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by PriceWaterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

(c) Attestation Report of the Registered Public Accounting Firm. See Item 18. “Financial Statements–Report of the Independent Registered Public Accounting Firm” for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2020.

During the period covered by this report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Mr. Daniel Llambías was the financial expert serving on our Audit Committee for fiscal year ended December 31, 2020. For more information about Mr. Llambias, please see Item 6. “Directors, Senior Management and Employees”-“Our Board of Directors”.

Item 16B.	Code of Ethics

We have adopted a code of ethics (for Grupo Financiero Galicia and its main subsidiaries) in accordance with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. During fiscal year 2019, in lieu of the new corporate governance requirements introduced by the CNV, the Company adopted a new Code of Ethics. Additionally, we did not grant any waivers to our code of ethics during the fiscal year ended December 31, 2020. In June 2009, we adopted a Code of Best Practices in Corporate Governance in accordance with Argentine legal requirements that received some minor modifications during 2018. During fiscal year 2019, the CNV issued Rule No. 797/2019 (modifying Rule No. 606 and the previous 516) which established new standards for the filing of the Code of Good Practices in Corporate Governance that received some minor modifications for fiscal year 2020. Our Code of Ethics and our Code of Corporate governance are attached hereto as Exhibits 11.1 and 11.2.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the total amount billed to us by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2020 and 2019.

	2020	2019
	(in thousands of Pesos)
Audit Fees	147,661	110,640
Audit Related Fees	9,375	16,745
Tax Fees	18,234	24,706
All Other Fees	23,933	8,857

Total	199,203	160,948

Audit Fees

Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and IFRS requirements for the fiscal years ended December 31, 2020 and December 31, 2019.

Audit-Related Fees

Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in 2020 and 2019.

Tax Fees

Tax fees are fees billed with respect to tax compliance and advisory services related to tax liabilities.

All Other Fees

All other fees include fees paid for professional services other than the services reported above under “audit fees”, “audit related fees” and “tax fees” in each of the fiscal periods above.

Audit Committee Pre-approval

Our audit committee is required to pre-approve all audit and non-audit services to be provided by our independent registered public accounting firm. Our Audit Committee has reviewed, and approved audit and non-audit services fees proposed by our independent auditors.

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

Report of the Independent Registered Public Accounting Firm as of and for the fiscal year ended December 31, 2020.

Consolidated Statements of Financial Position for the years ended December 31, 2020 and 2019.

Consolidated Statements of Income for the years ended December 31, 2020, 2019 and 2018.

Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2020, 2019 and 2018.

Notes to the Consolidated Financial Statements.

You can find our audited consolidated financial statements on pages F-1 to F-110 of this annual report.

Item 19.	Exhibits

Exhibit	Description

1.1	Unofficial English language translation of the Bylaws (estatutos sociales).****

2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

2.2	Indenture, dated as of July 19, 2016, among Banco de Galicia y Buenos Aires S.A.U., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.***

2.3	Indenture, dated as of April 11, 2017, among Tarjeta Naranja S.A., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.****

4.1	Stock Purchase Agreement, dated as of June 1, 2009, among American International Group Inc., AIG Consumer Finance Group, Inc. and Banco de Galicia y Buenos Aires S.A.U., and the other parties signatory thereto.**

4.2	Loan Agreement, dated as of May 24, 2016, between Banco de Galicia y Buenos Aires S.A.U. and International Finance Corporation.***

4.3	Bond Subscription Agreement, dated as of March 23, 2018, between Banco de Galicia y Buenos Aires S.A.U. and International Finance Corporation.*****

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company-Organizational Structure”.

11.1	Code of Ethics.******

11.2	Code of Corporate Governance Good Practices.

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference from our Registration Statement on Form F-6.
**	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2009.
***	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2016.
****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2017.
*****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2018.
******	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2019.

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO FINANCIERO GALICIA S.A.

By:	/s/ Fabian Kon
Name:	Fabian Kon
Title:	Chief Executive Officer

By:	/s/ Bruno Folino
Name:	Bruno Folino
Title:	Chief Financial Officer

Date: April 23, 2021

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Financiero Galicia S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Grupo Financiero Galicia S.A. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Fair value of certain level 3 financial instruments

As described in Notes 2.a and 4 to the consolidated financial statements, the Company carries Ps. 172,308,916 thousands of its assets and Ps. 57,450 thousands of its liabilities at fair value on a recurring basis as of December 31, 2020. Included in these balances are Ps. 8,452,798 thousands of financial assets classified as level 3, as its valuation involves one or more inputs which are unobservable and significant to their fair value measurement. The Company used valuation models and unobservable inputs, including projected cash flows, discount rates and volatilities and correlations relating to interest rates and spreads, to estimate the fair value of the level 3 financial instruments. These valuation techniques require management to make significant estimates and judgments.

The principal considerations for our determination that performing procedures relating to the fair value of certain level 3 financial instruments is a critical audit matter are: (i) there was significant judgment by management in evaluating the models and determining the inputs, such as projected cash flows, discount rates and volatilities and correlations relating to interest rates and spreads, used to estimate fair value; and (ii) the audit procedures performed related to the assessment of the fair value of these financial instruments involved a high degree of auditor judgment, subjectivity, and effort, as well as the use of professionals with specialized skills and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s processes for determining fair value of level 3 financial instruments which include controls over models, inputs, and data. These procedures also included, among others, for a sample of financial instruments, the use of professionals with specialized skills and knowledge to assist in developing an independent fair value estimate and testing management’s process to determine the fair value of these financial instruments. Developing the independent estimate involved testing the completeness and accuracy of data provided by management, developing independent significant unobservable inputs, and comparing management’s estimate to the independently developed estimate of fair value. Testing management’s process included evaluating the reasonableness of the aforementioned significant unobservable inputs, evaluating the appropriateness of the methods used, and testing the completeness and accuracy of data provided by management to determine the fair value of these instruments.

Allowance for loan losses

As described in Notes 1.11, 2.b and 45 to the consolidated financial statements, the Company’s allowance for loan losses was Ps. 37,332,952 thousands as of December 31, 2020. The Company assesses impairment by estimating the expected credit losses. Management’s models to determine the expected credit loss involve significant judgement, which includes defining what constitutes a significant increase in credit risk, identifying assets which are impaired or subject to serious risk of impairment, making assumptions about macroeconomic scenarios considering a range of possible economic outcomes, calculated on a probability-weighted basis, and estimating the impact of the Covid-19 pandemic as a post-model adjustment.

The principal considerations for our determination that performing procedures relating to the estimation of the allowance for loan losses is a critical audit matter are: (i) there was significant judgment by management in assessing impairment by estimating the expected credit losses; and (ii) the audit procedures performed related to the assessment of the valuation of the allowance for loan losses involved significant auditor judgment and effort, as well as the use of professionals with specialized skills and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s allowance for loan losses estimation processes, which included controls over the data, models and assumptions used in the estimation process. These procedures also included, among others; (i) evaluating the appropriateness of the models used by the Company to estimate parameters such as the probability of default and the loss given default; (ii) evaluating the reasonableness of the Company’s definition of significant increase in credit risk and identifying assets which are impaired or subject to serious risk of impairment; (iii) evaluating the reasonableness of the process followed by the Company to develop macroeconomic scenarios and their weighting; (iv) evaluating the reasonableness of the process followed by the Company to estimate the post-model adjustment and (v) testing the completeness and accuracy of the data provided by management.

/s/ PRICE WATERHOUSE & Co. S.R.L. /s/ SEBASTIÁN MORAZZO (Partner)
Sebastián Morazzo

Buenos Aires, Argentina

April 23, 2021.

We have served as the Company’s auditor since 1999.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Provided

Items	Notes	12.31.20	12.31.19
Assets
Cash and Due from Banks	5	175,423,476	177,866,399
Cash		66,932,871	71,784,839
Financial Institutions and Correspondents		108,490,605	106,081,560
Argentine Central Bank (BCRA)		102,597,603	102,843,651
Other, Local and Foreign Financial Institutions		5,893,002	3,237,909
Debt Securities at fair value through profit or loss	6	155,419,560	89,431,378
Derivative Financial Instruments	7	2,165,032	3,170,815
Repurchase Transactions	8	60,995,643	40,944,933
Other Financial Assets	9	10,093,626	14,860,200
Loans and Other Financing	10	526,434,119	488,144,152
Non-financial Public Sector		334	9,297
Argentine Central Bank (BCRA)		13,195	30,460
Other Financial Institutions		14,700,600	14,697,129
To the Non-financial Private Sector and Residents Abroad		548,953,562	508,591,528
Allowances		(37,233,572)	(35,184,262)
Other Debt Securities	11	23,070,377	25,893,436
Financial Assets Pledged as Collateral	12	18,717,443	15,725,036
Current Income Tax Assets	13	197,094	55,141
Investments in Equity Instruments	14	5,711,684	6,200,459
Equity investments in Associates and Joint Ventures	15	89,142	—
Property, Plant and Equipment	16 and 17	43,731,420	44,877,360
Intangible Assets	18	14,468,821	11,834,308
Deferred Income Tax Assets	19	9,212,595	3,821,378
Assets for Insurance Contracts	20	1,885,390	1,608,517
Other Non-financial Assets	21	7,634,427	8,782,988
Non-current Assets Held for Sale	22	29,328	53,106

Total Assets		1,055,279,177	933,269,606

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)

Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Provided

Items	Notes	12.31.20	12.31.19
Liabilities
Deposits	23	676,395,735	536,033,696
Non-financial Public Sector		21,537,481	2,631,790
Financial Sector		1,947,127	613,904
Non-financial Private Sector and Residents Abroad		652,911,127	532,788,002
Liabilities at fair value through profit or loss	24	—	1,936,133
Derivative Financial Instruments	7	57,450	1,199,533
Other Financial Liabilities	25	97,471,465	97,153,624
Financing Received from the Argentine Central Bank and Other Financial Institutions	26	13,833,439	30,936,161
Debt Securities	27	17,073,898	39,808,666
Current Income Tax Liabilities	41	15,227,474	14,042,235
Subordinated Debt Securities	28	21,653,546	21,100,718
Provisions	29	3,776,297	3,739,734
Deferred Income Tax Liabilities	19	136,934	3,020,554
Liabilities for Insurance Contracts	20	2,060,976	1,999,408
Other Non-financial Liabilities	30	25,258,228	23,239,327

Total Liabilities		872,945,442	774,209,789

Shareholders’ Equity	31
Capital Stock		1,474,692	1,426,765
Paid-in capital		17,281,187	10,951,132
Capital Adjustments		61,548,313	60,622,637
Profit Reserves		178,751,308	127,248,745
Retained Deficit		(102,255,270)	(77,955,542)
Other Comprehensive Income		341,829	551,139
Income / (Loss) for the Year	43	25,191,673	32,276,377

Shareholders’ Equity Attributable to Parent Company´s Owners		182,333,732	155,121,253
Shareholders’ Equity Attributable to Non-controlling Interests	50	3	3,938,564

Total Shareholders’ Equity		182,333,735	159,059,817

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF INCOME

FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2020

Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Provided

Items	Notes	12.31.20	12.31.19	12.31.18
Interest Income	32	166,806,678	177,671,454	163,927,492
Interest Expense	32	(90,174,458)	(130,254,081)	(94,054,946)
Net Income from Interest		76,632,220	47,417,373	69,872,546
Fee Income	32	46,475,432	47,846,733	51,093,837
Fee related Expenses	32	(9,917,873)	(9,613,497)	(6,337,505)
Net Fee Income		36,557,559	38,233,236	44,756,332
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	32	69,331,902	99,151,496	36,341,509
Income from Derecognition of Assets Measured at Amortized Cost		(3,129)	298,801	464,175
Exchange rate differences on gold and foreign currency	33	7,047,447	11,831,452	7,910,257
Other Operating Income	34	22,322,631	28,769,432	21,862,980
Income from Insurance Business	35	5,501,807	5,000,869	6,009,167
Loan and other Receivables Loss Provisions	36	(34,679,749)	(30,227,668)	(34,136,247)
Net Operating Income		182,710,688	200,474,991	153,080,719
Personnel Expenses	37	(31,825,101)	(33,284,961)	(35,657,786)
Administrative Expenses	38	(31,371,622)	(33,105,199)	(33,674,305)
Depreciation and Impairment of Assets	39	(8,284,286)	(6,894,944)	(3,459,704)
Other Operating Expenses	40	(30,763,761)	(35,082,818)	(35,391,431)
Loss on net monetary position		(36,963,213)	(41,928,902)	(37,830,439)
Operating Income		43,502,705	50,178,167	7,067,054
Share of profit from Associates and Joint Ventures	15	(125,053)	—	—
Income before Taxes from Continuing Operations		43,377,652	50,178,167	7,067,054
Income Tax from Continuing Operations	41	(17,844,872)	(17,750,682)	(14,476,788)
Net Income / (Loss) from Continuing Operations		25,532,780	32,427,485	(7,409,734)
Loss from Discontinued Operations	22	—	—	(544,003)
Income Tax from Discontinued Operations	41	—	—	(66,336)

Net Income / (Loss) for the Year		25,532,780	32,427,485	(8,020,073)

Net Income / (Loss) for the Year Attributable to parent company´s owners		25,191,673	32,276,377	(7,258,414)
Net Income / (Loss) for the Year Attributable to Non-controlling Interests	50	341,107	151,108	(761,659)

Items	Notes	12.31.20	12.31.19	12.31.18
Earnings per Share	43
Net Income / (Loss) Attributable to parent company´s owners		25,191,673	32,276,377	(7,258,414)
Net Income / (Loss) Attributable to parent company´s owners Adjusted by dilution effects		25,191,673	32,276,377	(7,258,414)
Weighted-Average of Ordinary Shares Outstanding for the Year		1,442,740	1,426,765	1,426,765
Diluted Weighted-Average of Ordinary Shares Outstanding for the Year		1,442,740	1,426,765	1,426,765
Basic Earnings per Share		17.46	22.62	(5.09)
Diluted Earnings per Share		17.46	22.62	(5.09)

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2020

Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Provided

Items	Notes	12.31.20	12.31.19	12.31.18
Net Income / (Loss) for the Year		25,532,780	32,427,485	(8,020,073)
Items of Other Comprehensive Income (OCI) that may be Reclassified to Profit or Loss for the Year
Income or Loss from Financial Instruments at Fair Value through OCI (Item 4.1.2a, IFRS 9)
Income / (Loss) for the Year from Financial Instruments at Fair Value with Changes through OCI (*)	32	(203,783)	533,607	(183,218)
Other Comprehensive Income(*)		(5,527)	14,591	—
Total Other Comprehensive Income (Loss) that may be Reclassified to Profit or Loss for the Year		(209,310)	548,198	(183,218)
Total Other Comprehensive Income (Loss)		(209,310)	548,198	(183,218)

Total Comprehensive Income / (Loss)		25,323,470	32,975,683	(8,203,291)

Total Comprehensive Income / (Loss) Attributable to Parent company´s owners		24,982,363	32,824,575	(7,441,632)
Total Comprehensive Income / (Loss) Attributable to Non-controlling Interests	50	341,107	151,108	(761,659)

(*)	Net of Income Tax.

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2020 AND ENDED DECEMBER 31, 2020, IN COMPARATIVE FORMAT

Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Provided

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Profit Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit (Loss) from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company´s owners	Total Shareholders’ Equity Attributable to Non- Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.19		1,426,765	10,951,132	60,622,637	536,548	14,591	1,296,382	125,952,363	(45,679,165)	155,121,253	3,938,564	159,059,817
Dividends Distribution from Tarjetas Regionales S.A.	50	—	—	—	—	—	—	—	—	—	(143,844)	(143,844)
Distribution of Profits
- Cash Dividends	42	—	—	—	—	—	—	(1,892,559)	—	(1,892,559)	—	(1,892,559)
- Other Reserves		—	—	—	—	—	—	56,576,105	(56,576,105)	—	—	—
Increase due to merger	31	47,927	6,330,055	925,676	—	—	—	(3,180,983)	—	4,122,675	(4,135,824)	(13,149)
Total Comprehensive Income for the Year
Net Income for the Year	43	—	—	—	—	—	—	—	25,191,673	25,191,673	341,107	25,532,780
Other Comprehensive Income for the Year		—	—	—	(203,783)	(5,527)	—	—	—	(209,310)	—	(209,310)

Balances as of 12.31.20		1,474,692	17,281,187	61,548,313	332,765	9,064	1,296,382	177,454,926	(77,063,597)	182,333,732	3	182,333,735

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2020 AND ENDED DECEMBER 31, 2020, IN COMPARATIVE FORMAT

Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Provided

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Profit Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit (Loss) from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company´s owners	Total Shareholders’ Equity Attributable to Non- Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.18		1,426,765	10,951,132	60,622,637	2,941	—	1,296,382	90,178,080	(38,558,827)	125,919,110	3,607,470	129,526,580
Capital Contribution from Non-controlling Interest	50	—	—	—	—	—	—	—	—	—	179,986	179,986
Distribution of Profits
- Cash Dividends	42	—	—	—	—	—	—	—	(3,622,432)	(3,622,432)	—	(3,622,432)
- Other Reserves		—	—	—	—	—	—	35,774,283	(35,774,283)	—	—	—
Total Comprehensive Income for the Year
Net Income for the Year	43	—	—	—	—	—	—	—	32,276,377	32,276,377	151,108	32,427,485
Other Comprehensive Income for the Year		—	—	—	533,607	14,591	—	—	—	548,198	—	548,198

Balances as of 12.31.19		1,426,765	10,951,132	60,622,637	536,548	14,591	1,296,382	125,952,363	(45,679,165)	155,121,253	3,938,564	159,059,817

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2020 AND ENDED DECEMBER 31, 2020, IN COMPARATIVE FORMAT

Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Provided

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Profit Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit (Loss) from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company´s owners	Total Shareholders’ Equity Attributable to Non- Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.17		1,426,765	10,951,132	60,622,637	186,159	-	1,218,152	66,597,571	(5,869,124)	135,133,292	6,185,425	141,318,717
Purchase of Non-controlling Interests	50	-	-	-	-	-	-	1,613,587	-	1,613,587	(1,613,587)	-
Dividends Distribution from Tarjetas Regionales S.A.	50	-	-	-	-	-	-	-	-	-	(202,709)	(202,709)
Distribution of Profits
- Cash Dividends	42	—	—	—	—	—	—	—	(3,386,137)	(3,386,137)	—	(3,386,137)
- Other Reserves		—	—	—	—	—	78,230	21,966,922	(22,045,152)	—	—	—
Total Comprehensive Income for the Year
Net Loss for the Year	43	—	—	—	—	—	—	—	(7,258,414)	(7,258,414)	(761,659)	(8,020,073)
Other Comprehensive Income (Loss) for the Year		—	—	—	(183,218)	—	—	—	—	(183,218)	—	(183,218)

Balances as of 12.31.18		1,426,765	10,951,132	60,622,637	2,941	—	1,296,382	90,178,080	(38,558,827)	125,919,110	3,607,470	129,526,580

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2020 AND ENDED DECEMBER 31, 2020, IN COMPARATIVE FORMAT

Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Provided

Items	Notes	12.31.20	12.31.19	12.31.18
CASH FLOWS FROM OPERATING ACTIVITIES
Income before Taxes from Continuing Operations		43,377,652	50,178,167	7,067,054
Adjustment to Obtain the Operating Activities Flows:
Loan and other Receivables Loss Provisions		34,679,749	30,227,668	34,136,247
Depreciation and Impairment of Assets		8,284,286	6,894,944	3,459,704
Loss on Net Monetary Position		36,963,213	41,928,902	37,830,439
Other Operations		33,809,461	45,546,783	(15,845,824)
Net Increases/(Decreases) from Operating Assets:
Debt securities measured at fair value through profit or loss		(16,816,890)	1,906,801	25,022,547
Derivative Financial Instruments		1,005,783	568,821	(2,115,155)
Repo Transactions		(45,899)	(4,166,505)	627,969
Other Financial Assets		762,783	2,738,061	3,292,293
Net Loans and Other Financing
- Non-financial Public Sector		11,292	17,889	(6,796)
- Other Financial Institutions		(2,768,659)	(1,073,296)	7,583,249
- Non-financial Private Sector and Residents Abroad		(70,129,963)	72,480,365	(28,997,919)
Other Debt Securities		2,823,060	4,314,789	(21,448,808)
Financial Assets Pledged as Collateral		(2,992,408)	6,929,858	(3,080,071)
Investments in Equity Instruments		309,477	(5,863,167)	(102,894)
Other Non-financial Assets		871,701	(2,209,541)	(2,364,329)
Non-current Assets Held for Sale		23,778	1,220,250	21,470,750
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector		18,905,690	(15,314,927)	14,347,100
- Financial Sector		1,333,223	(876,675)	1,134,515
- Non-financial Private Sector and Residents Abroad		120,123,123	(201,920,439)	117,986,898
Liabilities at fair value through profit or loss		(1,936,133)	(2,555,401)	4,491,534
Derivative Financial Instruments		(1,142,083)	(2,645,130)	2,072,205
Other Financial Liabilities		1,297,568	(40,408,460)	16,511,834
Provisions		36,561	704,443	1,156,177
Other Non-financial Liabilities		44,060	(1,096,350)	(20,447,222)
Income Tax Collections/Payments		(25,076,419)	(13,753,851)	(15,540,835)

NET CASH (USED IN)/GENERATED BY OPERATING ACTIVITIES (A)		183,754,006	(26,226,001)	188,240,662

CASH FLOWS FROM INVESTMENT ACTIVITIES
Payments:
Purchase of PP&E, Intangible Assets and Other Assets		(7,123,954)	(10,751,158)	(7,723,624)
Interests in Associates and other companies		(102,290)	—	—
Collections:
Sale of PP&E, Intangible Assets and Other Assets		264,603	3,648,203	212,957
Dividends earned		179,298	—	—
NET CASH USED IN INVESTMENT ACTIVITIES (B)		(6,782,343)	(7,102,955)	(7,510,667)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Unsubordinated Debt Securities		(27,839,122)	(20,826,089)	(2,851,195)
Subordinated Debt Securities		—	—	—
Loans from Local Financial Institutions		(35,157,119)	(70,418,814)	(25,579,255)
Dividends	42	(2,036,403)	(3,622,432)	(3,588,846)
Leases payment		(1,333,090)	(1,361,874)	—
Collections:
Unsubordinated Debt Securities		11,728,016	7,726,304	23,558,089
Loans from Local Financial Institutions		19,531,578	63,225,074	24,870,537
Capital increase	50	—	179,986	—

NET CASH (USED IN)/GENERATED BY FINANCING ACTIVITIES (C)		(35,106,140)	(25,097,845)	16,409,330

EXCHANGE INCOME ON CASH AND CASH EQUIVALENTS (D)		32,805,838	69,534,981	94,158,129

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS (A+B+C+D)		174,671,361	11,108,180	291,297,454
MONETARY LOSS RELATED TO CASH AND CASH EQUIVALENTS		(111,859,585)	(168,132,627)	(94,622,803)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	5	316,008,097	473,032,544	276,357,893
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	5	378,819,873	316,008,097	473,032,544

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2020 AND ENDED DECEMBER 31, 2020, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos (Ps.) and Thousands of U.S. Dollars (USD), Except as Otherwise Stated

NOTE 1. ACCOUNTING POLICIES AND BASIS FOR PREPARATION

Grupo Financiero Galicia S.A. (hereinafter, “the Company”, and jointly with its subsidiaries, “the Group”) is a financial services holding company incorporated in September 14, 1999 under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A.U. (hereinafter, “Banco Galicia” or “the Bank”) which is a private bank offering a wide range of financial services, both to individuals and companies. Likewise, the Company has a controlling interest in: Tarjetas Regionales S.A., through it we provide proprietary brand credit cards, consumer finance and digital banking services to non-banked populations of Argentina; Sudamericana Holding S.A., a company engaged in the insurance business; Galicia Administradora de Fondos S.A., a mutual fund management company; Galicia Warrants S.A., a warrant issuing company; IGAM LLC, a company engaged in assets management; and Galicia Securities S.A. a settlement and compensation agent.

These consolidated financial statements were approved and authorized for publication through Minutes of Board of Directors’ Meeting No. 631 dated April 23, 2021.

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

The Argentine Central Bank, through Communications “A” 5541 and its amendments, established a convergence plan towards the adoption of IFRS as issued by the IASB, and the interpretations issued by the IFRIC, for the entities under its supervision, effective for fiscal years commencing January 1, 2018 with certain exceptions.

The Group has presented its local financial statements under these rules on March 9, 2021. Shareholders’ equity under the rules of the Argentine Central Bank is presented in Note 52.8.

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

The Group has applied IAS 29, Financial Reporting in hyperinflationary Economy, in preparing these consolidated financial statements for all presented years.

(c)	New Accounting Standards

Definition of “Business” - Amendment to IFRS 3: The new definition of Business includes a comprehensive set of activities and assets that can be directed and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. Yields such as lower costs and other economic benefits are excluded from the above definition.

This amendment is effective as of January 1, 2020. The Group does not consider that this amendment has an impact, unless there is a business combination.

Definition of “Material” - Amendments to IAS 1 and IAS 8: The IASB has amended IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates, and Errors” clarifying when information is material.

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

This amendment is effective as of January 1, 2020 and the Group does not consider that this amendment has a significant impact on its financial statements.

Amendments to the Conceptual Framework for Financial Reporting: The IASB has issued a new Conceptual Framework. It should be noted that the aforementioned amendment will not imply changes to any of the current accounting standards. However, the Entities that use the Conceptual Framework to define the accounting standards for those transactions, events or situations not contemplated in the current accounting standards must apply the new Conceptual Framework as of January 1, 2020, and evaluate whether their accounting standards continue to be adequate.

The Group does not consider that these amendments have a significant impact on its financial statements.

Reform to the interest rate benchmark - Amendments to IFRS 9, IAS 39 and IFRS 7: These amendments provide some reliefs regarding the reform to the interest rate benchmark such as LIBOR and other rates offered in the interbank market. Reliefs are related to hedge accounting and to the fact that the mentioned reform should not cause the end of hedge accounting, considering the IFRS currently in force. However, hedge ineffectiveness must continue to be recorded in the Statement of Income. These amendments are effective as of January 1, 2020 and the Group does not consider that these amendments have an impact given that the Group does not apply hedge accounting on its current financial statements.

(d)	New accounting standards and amendments issued by IASB that have not been adopted by the Group

The new standards, amendments and interpretations published are detailed below; however, they have not yet come into force for financial reporting periods commenced January 1, 2020 and have not been early adopted.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - Amendments to IFRS 10 and IAS 28. The IASB made limited amendments to IFRS 10 “Consolidated Financial Institutions” and to IAS 28

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

“Investments in Associates and Joint Ventures”. The amendments clarify the accounting of sales or contributions of assets between the investor and its associates or joint ventures. This confirms that the accounting treatment depends of whether the non-monetary assets sold or contributed to the associate or joint venture are a “business” (such as defined in IFRS 3) or not. When the non-monetary assets constitute a business, the investor will recognize the profit or loss from the sale or contribution of the assets. When the assets do not constitute a business, the profit or loss is recognized by the investor only up to the amount recognized by the other investor in the associate or joint venture. The amendments are to be prospectively applied. The IASB has decided to defer the application date of this amendment until it concludes its research project on the equity method. The Group is evaluating the impact of adopting this new standard.

IFRS 17 “Insurance Contracts”: On May 18, 2017, the IASB issued IFRS 17 “Insurance Contracts,” establishing a comprehensive accounting framework based on measurement and disclosure principles for insurance contracts. The new standard supersedes IFRS 4 “Insurance Contracts,” and requires entities to measure an insurance contract at initial recognition at the total of the fulfilment cash flows (comprising the estimated future cash flows, an adjustment to reflect the time value of money and an explicit risk adjustment for non-financial risk) and the contractual service margin. The fulfilment cash flows are remeasured on a current basis each reporting period. The unearned profit (contractual service margin) is recognized over the coverage period. Entities are required to apply IFRS 17 for fiscal years commencing on or after January 1, 2023.The Group is evaluating the impact of adopting this new standard.

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

For the purpose of consolidating its financial statements, the Group used the subsidiaries’ financial statements for the year ended December 31, 2020. The accounting policies applied by Sudamericana Holding SA. are established by the National Insurance Superintendency and have been adjusted to those applied by the Group in preparing its consolidated financial statements.

Intercompany transactions, balances and unrealized gains on transactions between Group’s companies were eliminated. (See Note 51).

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Unrealized profits on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of impairment in the transferred asset.

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

(a)	Functional Currency and Presentation Currency

The figures included in the consolidated financial statements of the Group´s entities are stated in their functional currency, that is, the currency used in the primary economic environment where it operates. The consolidated financial statements are stated in Argentine pesos (Ps.), which is the Group’s functional and presentation currency. (See Note 1.1).

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

As of December 31, 2020, and December 31, 2019, balances in U.S. Dollars were translated at the reference exchange rate (Ps.84.145 and Ps. 59.895, respectively) established by the Argentine Central Bank. Foreign currencies other than the US dollar have been translated into this currency using exchange rates reported by the Argentine Central Bank.

1.7.	CASH AND DUE FROM BANKS

The item Cash and Due from Banks includes the available cash and bank deposits freely available, which are liquid short-term instruments with maturity less than three months from the origination date.

The assets disclosed under cash and due from banks are accounted for at their amortized cost which approximates its fair value.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

When the fair value differs from the cost value of the initial recognition, the Group recognizes the difference as follows:

a.

When the fair value is according to the market value of the financial asset or liability or is based on a valuation technique solely using market values, the difference is recognized as profit or loss, as appropriate.

b.

In other cases, the difference is deferred and the recognition over time of the profit and loss is individually determined. The difference is amortized over the life of the instrument until the fair value can be measured based on market values.

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Additionally, financial assets can be valued at fair value through profit or loss when, by doing so, the Group eliminates or significantly reduces a measurement or recognition mismatch.

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

When the contractual rights of receiving the cash flows generated by the asset have been transferred, or a transfer agreement has been executed, the entity assesses if it has retained, and to what extent, the risks and awards inherent in asset ownership. When substantially all the risks and rewards inherent in asset ownership have not been transferred or retained, nor has control of the asset been transferred, the asset continues to be recognized to the extent of its continued involvement over it.

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

1.11.    ALLOWANCES FOR FINANCIAL INSTRUMENTS

The Group assesses on a forward-looking basis the expected credit loss (“ECL”) associated with its debt instruments assets carried at amortized cost and FVOCI, together with the exposure arising from loan commitments and financial guarantee contracts. The Group recognizes a loss allowance for such losses at each reporting date. The measurement of ECL reflects:

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Payments related to short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less that do not contain a bargain purchase option. Low-value assets are defined as small physical spaces where equipment owned by the Group is kept.

1.12.2.    Extension and Termination Options

The extension and termination options that are included in several Property, Plant and Equipment leases were considered to determine the term of the lease. These options are used to maximize the operational flexibility in terms of managing the assets used in our operations. Most of the extension and termination options held are exercisable only by the Group and not by the respective lessor.

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.17.    TRUST ASSETS

The assets held by the Group in its trustee role are not reported in the consolidated statement of financial position, because the Group is not in control of the trust or the risks and rewards of the underlying assets. Fees received from trust activities are recorded in Fee Income.

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

The Group recognizes the following provisions:

•

For labor, civil, and commercial lawsuits: provisions are determined based on the lawyers’ reports on the status of the lawsuits and the estimate made on the bankruptcy possibilities to be faced by the Group, as well as on past experience regarding this type of lawsuits.

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

1.21. OTHER NON-FINANCIAL LIABILITIES

Non-financial accounts payable are accrued when the counterparty has complied its contractual obligations under the contract, and they are measured at amortized cost.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Regarding Banco Galicia, in accordance with the regulations established by the Argentine Central Bank, it is appropriate to allocate to Legal Reserve 20% of the profits for the year, net of the eventual adjustments of previous fiscal years, if applicable. However, for the allocation of Other Reserves, the Financial Institutions must comply with the Argentine Central Bank provisions of the Amended Text on dividends distribution detailed in Note 52.

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Group recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, unless the following two conditions are met:

(i)	the Group controls the timing on which temporary differences will be reversed, and.

(ii)	such temporary differences are not likely to be reversed in the foreseeable future.

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

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are periodically validated and reviewed by qualified personnel independent from the area or independent appraisers that developed them. All models are assessed and adjusted before they are used, to ensure that their results reflect the current information and comparable market prices. To the extent possible, the models rely only on observable inputs; however, certain factors such as projected cash flows, discount rates and volatilities and correlations relating to interest rates and spreads require the use of estimates. Changes in the assumptions about these factors can affect the reported fair value of the financial instruments.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.	ALLOWANCE FOR LOAN LOSSES

The Group recognizes the allowance for loan losses under the expected credit losses method included in IFRS 9. The most significant judgments of the model relate to defining what is considered a significant increase in credit risk, identifying assets which are impaired or subject to serious risk of impairment, developing parameters such as the probabilities of default and the loss given default and making assumptions about macroeconomic scenarios. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Furthermore, the level of estimation uncertainty and judgement has increased during 2020 as a result of the economic effects of the Covid-19 outbreak.

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

As of the indicated dates, the Group maintains the following portfolios of financial instruments:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Portfolio of Instruments as of 12.31.2020	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Cash and Due from Banks	—	175,423,476	—
Argentine Central Bank’s Bills and Notes	128,324,920	—	—
Government Securities	24,282,643	—	—
Corporate Securities	2,811,997	—	—
Derivative Financial Instruments	2,165,032	—	—
Repurchase Transactions	—	60,995,643	—
Other Financial Assets	2,791,983	7,301,643	—
Loans and Other Financing	—	526,434,119	—
Other Debt Securities	—	18,885,279	4,185,098
Financial Assets Pledged as Collateral	2,035,559	16,681,884	—
Investments in Equity Instruments	5,711,684	—	—
Liabilities
Deposits	—	676,395,735	—
Derivative Financial Instruments	57,450	—	—
Other Financial Liabilities	—	97,471,465	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	—	13,833,439	—
Debt Securities	—	17,073,898	—
Subordinated Debt Securities	—	21,653,546	—

Portfolio of Instruments as of 12.31.2019	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Cash and Due from Banks	—	177,866,400	—
Argentine Central Bank’s Bills and Notes	79,153,628	—	—
Government Securities	9,121,674	—	—
Corporate Securities	1,156,076	—	—
Derivative Financial Instruments	3,170,815	—	—
Repurchase Transactions	—	40,944,933	—
Other Financial Assets	6,840,391	8,019,809	—
Loans and Other Financing	—	488,144,152	—
Other Debt Securities	—	4,224,883	21,668,553
Financial Assets Pledged as Collateral	2,362,981	13,362,055	—
Investments in Equity Instruments	6,200,459	—	—
Liabilities
Deposits	—	536,033,696	—
Liabilities at fair value through profit or loss	1,936,133	—	—
Derivative Financial Instruments	1,199,533	—	—
Other Financial Liabilities	—	97,153,624	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	—	30,936,161	—
Debt Securities	—	39,808,666	—
Subordinated Debt Securities	—	21,100,718	—

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Financial instruments classified as level 3 mainly include equity instruments for which the fair value was calculated with the assistance of independent appraisers using methods of future discounted cash flows involving a combined income and market approach. The fair value of the related put option derivative classified as level 3 was estimated using a valuation technique based on the binomial method considering different scenarios. The most relevant unobservable input data include the projected EBITDA and the discount rate (WACC—Weighted Average Cost of Capital) used in the estimations.

The valuation technique to determine the fair value of other Level 3 financial instruments is based on a method that compares the existing spread between the curve of sovereign bonds and the average yield of primary offerings, for different segments, according to the different risk ratings. If there are no representative primary offerings during the month, the following alternatives will be used:

(i)	Secondary market prices of instruments under the same conditions, which had quoted in the evaluation month.

(ii)	prior-month bidding and/or secondary market prices, which will be taken based on their representativeness.

(iii)	prior month spread applied to the sovereign curve.

(iv)	A specific margin is applied, defined according to historical yields of instruments under the same conditions.

As stated above, the rates and spreads to be used to discount future cash flows and originate the price of the instrument are determined.

All the modifications to the valuation methods are previously discussed and approved by the Group’s key personnel.

The Group’s financial instruments measured at fair value at the end of the reporting period are detailed below:

Portfolio of Instruments as of 12.31.20	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Argentine Central Bank’s Bills and Notes	—	128,324,920	—
Government Securities	23,170,495	911,380	200,768
Corporate Securities	1,653,980	—	1,158,017
Derivative Financial Instruments	—	547,929	1,617,103
Other Financial Assets	2,760,728	31,255	—
Other Debt Securities (*)	604,996	3,580,102	—
Financial Assets Pledged as Collateral	2,035,559	—	—
Investments in Equity Investments	234,774	—	5,476,910
Liabilities
Derivative Financial Instruments	—	57,450	—

Total	30,460,532	133,338,136	8,452,798

(*)	It relates to Government Securities measured at fair value through other comprehensive income.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Portfolio of Instruments as of 12.31.19	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Argentine Central Bank’s Bills and Notes	—	79,153,628	—
Government Securities	2,052,669	—	7,069,005
Corporate Securities	904,405	—	251,671
Derivative Financial Instruments	—	1,903,979	1,266,836
Other Financial Assets	6,789,474	50,917	—
Other Debt Securities (*)	21,668,553	—	—
Financial Assets Pledged as Collateral	957,979	—	1,405,002
Equity Investments	220,552	—	5,979,907
Liabilities
Liabilities at fair value through profit or loss	1,936,133	—	—
Derivative Financial Instruments	—	1,199,533	—

Total	30,657,499	79,908,991	15,972,421

(*)	It relates to Government Securities measured at fair value through other comprehensive income.

The evolution of instruments included in Level 3 Fair Value is detailed below:

Level 3	12.31.19	Transfers(*)	Recognition	Derecognition	Income (Loss)	Inflation Effect	12.31.20
Government Securities	7,069,005	(1,734,412)	18,522,437	(22,946,325)	915,243	(1,625,180)	200,768
Corporate Securities	251,671	123,615	3,850,367	(2,996,313)	99,825	(171,148)	1,158,017
Derivative Financial Instruments	1,266,836	—	—	—	686,568	(336,301)	1,617,103
Financial Assets Pledged as Collateral	1,405,002	(209,844)	700,459	(1,580,566)	(162,288)	(152,763)	—
Investments in Equity Instruments	5,979,907	—	—	—	1,052,243	(1,555,240)	5,476,910

Total	15,972,421	(1,820,641)	23,073,263	(27,523,204)	2,591,591	(3,840,632)	8,452,798

(*)	They include the movements of levels of financial instruments classified as fair value Level 3, as described above.

Level 3	12.31.18	Transfers(*)	Recognition	Derecognition	Income (Loss)	Inflation Effect	12.31.19
Government Securities	983,085	9,025,790	24,808,830	(26,392,026)	(1,247,071)	(109,603)	7,069,005
Corporate Securities	1,659,863	29,357	8,855,903	(9,903,261)	372,290	(762,481)	251,671
Derivative Financial Instruments	—	—	1,743,456	—	—	(476,620)	1,266,836
Financial Assets Pledged as Collateral	—	2,962,544	1,299,228	(2,378,488)	(496,746)	18,464	1,405,002
Investments in Equity Instruments	281,177	(29,423)	7,198,058	—	438,721	(1,908,626)	5,979,907

Total	2,924,125	11,988,268	43,905,475	(38,673,775)	(932,806)	(3,238,866)	15,972,421

(*)	They include the movements of levels of financial instruments classified as fair value Level 3, as described above.

The Group’s policy is to recognize transfers between the fair value levels only at the end of the reporting period. Transfers occurred because the instruments without observable market prices were reclassified at Level 3, and the instruments with observable market prices at the end of the year were reclassified at Level 1.

The Group included below the fair value of the instruments not carried at fair value as of the year-end.

Items of Assets/(Liabilities) as of 12.31.20	Book Value	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	175,423,476	175,423,476	175,423,476	—	—
Repurchase Transactions	60,995,643	60,995,643	60,995,643	—	—
Loans and Other Financing	526,434,119	527,834,544	—	—	527,834,544
Other Financial Assets	7,301,643	7,161,885	4,399,582	—	2,762,303
Other Debt Securities	18,885,279	18,878,854	—	—	18,878,854
Financial Assets Pledged as Collateral	16,681,884	16,681,884	16,681,884	—	—
Liabilities
Deposits	676,395,735	676,454,768	—	—	676,454,768
Financing Received from the Argentine Central Bank and Other Financial Institutions	13,833,439	9,934,732	—	—	9,934,732
Debt Securities	17,073,898	16,207,692	12,208,069	—	3,999,623
Subordinated Debt Securities	21,653,546	18,850,289	—	—	18,850,289
Other Financial Liabilities	97,471,465	97,083,349	—	—	97,083,349

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Items of Assets/(Liabilities) as of 12.31.19	Book Value	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	177,866,399	177,866,399	177,866,399	—	—
Repurchase Transactions	40,944,933	40,944,933	40,944,933	—	—
Loans and Other Financing	488,144,152	487,184,349	—	—	487,184,349
Other Financial Assets	8,019,809	8,796,107	9,228	—	8,786,879
Other Debt Securities	4,224,883	4,233,738	—	—	4,233,738
Financial Assets Pledged as Collateral	13,362,055	13,362,054	13,362,054	—	—
Liabilities
Deposits	536,033,696	536,246,597	—	—	536,246,597
Financing Received from the Argentine Central Bank and Other Financial Institutions	30,936,161	29,554,907	—	—	29,554,907
Debt Securities	39,808,666	40,333,927	40,333,927	—	—
Subordinated Debt Securities	21,100,718	20,384,249	—	—	20,384,249
Other Financial Liabilities	97,153,624	96,516,196	—	—	96,516,196

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

Cash and cash equivalents break down as follows:

	12.31.20	12.31.19	12.31.18
Cash and Due from Banks	175,423,476	177,866,399	300,130,550
Argentine Central Bank’s Bills and Notes Maturing up to 90 Days	128,324,920	79,153,628	146,845,198
Reverse repurchase Transactions Debtors	60,842,046	40,837,234	4,309,110
Loans to Financial Institutions	6,500,000	—	1,964,438
Overnight Placements in Foreign Banks	1,661,834	10,720,687	11,101,128
Mutual Funds	2,760,728	6,764,519	8,083,157
Time Deposits	3,306,869	665,630	598,963

Total Cash and Cash Equivalents	378,819,873	316,008,097	473,032,544

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

The amounts of transactions as of December 31, 2020 and 2019 are as follows:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Underlying Asset	Type of Settlement	12.31.20(*)	12.31.19(*)
Currency Forward Transactions
Purchases	Foreign currency	Daily difference	25,716,730	24,787,263
Sales	Foreign currency	Daily difference	14,328,423	17,225,667
Customers´ Purchases	Foreign currency	Daily difference	1,549,356	13,531,017
Customers´ Sales	Foreign currency	Daily difference	12,563,375	21,060,236
Interest Rate Swaps
Swaps	Others	Other	82,909	490,436
Repurchase Transactions
Forward Sales	Government Securities	With delivery of the underlying asset	61,923,889	40,799,609

(*)	Notional values.

For further details, refer to Schedule O.

NOTE 8. REPURCHASE TRANSACTIONS

As of the indicated dates, the Group maintains the following repurchase transactions:

	12.31.20	12.31.19
Debtors for Reserve Repurchase Transactions of Government Securities	60,842,046	40,837,234
Interest Accrued Receivable for Reserve Repurchase Transactions	153,597	107,699

Total Repurchase Transactions—Assets	60,995,643	40,944,933

The notional values of the assets transferred in repurchase transactions are presented in Note 7 and Schedule O.

	12.31.20	12.31.19
Reverse Repurchase Transactions recorded in Off-Balance Sheet Items	61,923,889	40,799,609

NOTE 9. OTHER FINANCIAL ASSETS

As of the indicated dates, the balances of “Other Financial Assets” correspond to:

	12.31.20	12.31.19
Receivables from Spot Sales of Foreign Currency Pending Settlement	107,542	107,860
Receivables from Spot Sales of Government Securities Pending Settlement	1,239,870	243,816
Sundry Debtors	4,819,857	6,295,414
Mutual Funds	2,760,728	6,789,474
Premiums from financial guarantee contracts	484,028	875,839
Others	737,305	705,705
Minus: Allowances	(55,704)	(157,908)

Total	10,093,626	14,860,200

Related-party information is disclosed in Note 51.

The credit rating quality analysis of Other Financial Assets as of December 31, 2020 was as follows:

	Debtors for Sale of Foreign Currency	Debtors for Cash sale of Government Securities to be Settled	Sundry Debtors	Mutual Funds	Premiums from financial guarantee contracts	Other
Not yet due	107,542	1,239,870	4,814,695	2,760,728	484,028	737,305
Impaired/Uncollectible	—	—	5,162	—	—	—
Allowances	—	—	(55,704)	—	—	—

Total	107,542	1,239,870	4,764,153	2,760,728	484,028	737,305

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. LOANS AND OTHER FINANCING

The composition of the Loans and Other Financing portfolio as of the indicated dates is detailed below:

	12.31.20	12.31.19
Non-financial Public Sector	334	9,297
Argentine Central Bank	13,195	30,460
Financial Institutions	14,700,600	14,697,129
Loans	14,700,600	14,697,129
Non-financial Private Sector and Residents Abroad	548,953,562	508,591,528
Loans	537,206,661	492,932,211
Advances	29,219,431	21,635,827
Notes	143,769,344	102,214,820
Mortgage Loans	16,486,335	20,492,746
Pledge Loans	11,586,593	4,368,295
Personal Loans	36,504,158	37,637,281
Credit Card Loans	241,793,015	203,475,676
Other Loans	36,431,415	84,111,147
Accrued Interest, Adjustments and Quotation Differences Receivable	23,649,868	20,755,403
Documented Interest	(2,233,498)	(1,758,984)
Financial Leases	1,855,070	3,030,008
Other Financing	9,891,831	12,629,309
Less: Allowances	(37,233,572)	(35,184,262)

Total	526,434,119	488,144,152

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

NOTE 11. OTHER DEBT SECURITIES

The Group’s “Other Debt Securities” are detailed in Schedule A.

The risk analysis for Other Debt Securities is presented in Note 45.

NOTE 12. FINANCIAL ASSETS PLEDGED AS COLLATERAL

The Financial Assets Pledged as Collateral valuated in accordance with their underlying asset for the years under analysis are detailed below:

	12.31.20	12.31.19
Deposits as Collateral	6,899,443	5,479,776
Special Accounts as Collateral—Argentine Central Bank	11,444,550	10,245,260
Trust as Collateral	373,450	—

Total	18,717,443	15,725,036

The restricted availability assets are detailed in Note 52.2.

NOTE 13. CURRENT INCOME TAX ASSETS

As of the indicated dates, the balances of Current Income Tax Assets correspond to:

	12.31.20	12.31.19
Tax Advances	197,094	54,577
Minimum Notional Income Tax – Tax Credit	—	564

Total	197,094	55,141

NOTE 14. INVESTMENTS IN EQUITY INSTRUMENTS

The Group’s “Investments in Equity Instruments” are detailed in Schedule A.

Prisma Medios de Pago S.A.:

Under the framework of the divestment commitment assumed by Prisma Medios de Pago S.A. and its shareholders before the National Commission of Competence Defense, on February 1, 2019, the Group transferred 3,182,444 ordinary shares, representing 7.7007% capital stock of Prisma Medios de Pago SA in favor of AL ZENITH (Netherlands) B.V. (a related party of Advent International Global Private Equity).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

NOTE 15. EQUITY INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

15.1	Equity Investments in Subsidiaries

The basic information regarding Grupo Financiero Galicia’s consolidated subsidiaries is detailed as follows:

	Direct and Indirect Shareholding		Equity Investment %
Company	12.31.20	12.31.19	12.31.20	12.31.19
Banco de Galicia y Buenos Aires S.A.U.	668,549,353	668,549,353	100.00%	100.00%
Cobranzas Regionales S.A.	3,910,000	8,300	100.00%	83.00%
Galicia Administradora de Fondos S.A.	20,000	20,000	100.00%	100.00%
Galicia Broker Asesores de Seguros S.A.	71,309	71,310	99.99%	99.99%
Galicia Retiro Compañía de Seguros S.A.	7,727,271	7,727,271	100.00%	100.00%
Galicia Securities S.A.	95,392,000	—	100.00%	—
Galicia Seguros S.A.	1,830,883	1,830,883	100.00%	100.00%
Galicia Warrants S.A.	1,000,000	1,000,000	100.00%	100.00%
IGAM LLC	77,643,963	73,996,713	100.00%	100.00%
IGAM Uruguay Agente de Valores S.A.	12,000	12,000	100.00%	100.00%
INVIU S.A.U.	1,000,000	1,000,000	100.00%	100.00%
Naranja Digital Compañía Financiera S.A.U.	1,012,567,500	541,631,025	100.00%	83.00%
Ondara S.A.	25,776,101	12,955,140	100.00%	83.85%
Sudamericana Holding S.A.	185,653	185,653	100.00%	100.00%
Tarjeta Naranja S.A.	2,824	2,344	100.00%	83.00%
Tarjetas Regionales S.A.	1,680,183,936	894,552,668	100.00%	83.00%

The following are the balances of subsidiaries, according to IFRS as of the indicated dates:

	12.31.20
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss)(*)
Banco de Galicia y Buenos Aires S.A.U.	946,019,300	794,198,155	151,821,145	20,928,333
Cobranzas Regionales S.A.	1,484,287	1,263,843	220,444	(567,858)
Galicia Administradora de Fondos S.A.	1,382,069	468,718	913,351	1,121,556
Galicia Broker Asesores de Seguros S.A. (**)	47,231	20,345	26,886	40,720
Galicia Retiro Compañía de Seguros S.A. (**)	507,046	396,155	110,891	3,657
Galicia Securities S.A. (***)	2,566,696	2,225,050	341,646	230,062
Galicia Seguros S.A. (**)	4,717,752	3,052,802	1,664,950	1,211,751
Galicia Warrants S.A.	702,846	171,752	531,094	(41,174)
IGAM LLC	506,066	161,584	344,482	156,518
IGAM Uruguay Agente de Valores S.A.	865	2,800	(1,935)	(2,802)
INVIU S.A.U.	433,281	160,078	273,203	160,450
Naranja Digital Compañía Financiera S.A.U.	833,786	54,920	778,866	(431,203)
Ondara S.A.	31,720	94	31,626	(13,533)
Sudamericana Holding S.A. (**)	5,916,613	3,329,257	2,587,356	1,318,261
Tarjeta Naranja S.A.	101,268	77,416	23,852	3,315,984
Tarjetas Regionales S.A.	103,071,416	77,507,787	25,563,629	2,160,052

(*)	Income attributable to the shareholders of the parent. Not including “Other Comprehensive Income”.
(**)	Net income for the twelve-month period ended December 31, 2020.
(***)	Net income for the period between the purchase date and December 31,2020.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.19
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss)(*)
Banco de Galicia y Buenos Aires S.A.U.	839,110,959	708,010,986	131,099,973	30,336,364
Cobranzas Regionales S.A.	702,134	316,551	385,583	(299,779)
Galicia Administradora de Fondos S.A.	612,028	98,149	513,879	302,238
Galicia Broker Asesores de Seguros S.A. (**)	68,001	38,917	29,084	44,140
Galicia Retiro Compañía de Seguros S.A. (**)	488,839	382,963	105,876	(27,432)
Galicia Securities S.A.	—	—	—	—
Galicia Seguros S.A. (**)	—	2,721,178	(2,721,178)	795,761
Galicia Warrants S.A.	793,298	170,513	622,785	171,212
IGAM LLC	3,061,060	2,877,270	183,790	71,697
IGAM Uruguay Agente de Valores S.A.	1,119	—	1,119	(23)
INVIU S.A.U.	3,056,981	2,875,233	181,748	(19,591)
Naranja Digital Compañía Financiera S.A.U.	1,195,023	354,860	840,163	(120,719)
Ondara S.A.	48,201	1,446	46,755	(7,226)
Sudamericana Holding S.A. (**)	6,064,430	3,356,339	2,708,091	862,867
Tarjeta Naranja S.A.	86,914,652	65,532,267	21,382,385	1,843,861
Tarjetas Regionales S.A.	90,010,710	66,840,431	23,170,279	888,870

(*)	Income attributable to the shareholders of the parent. Not including “Other Comprehensive Income”.
(**)	Net income for the twelve-month period ended December 31, 2019.

Corporate Reorganization

On September 14, 2020, a Prior Spin-off-Merger Agreement was signed, describing the terms and conditions of the merger by acquisition, by Grupo Financiero Galicia S.A. as the merging company, of the spin-off equity from Dusner S.A., Fedler S.A. and its shareholders, as spin-off companies, jointly holders of 17% of the capital stock of Tarjetas Regionales S.A.

The documents related to the Spin-off-Merger Agreement, were approved by the Boards of Directors of Dusner S.A., Fedler S.A. and Grupo Financiero Galicia S.A. on September 14, 2020.

At the Extraordinary Meeting of Grupo Financiero Galicia S.A. carried out on November 10, 2020, it was approved the aforementioned documentation, the exchange ratio and the capital increase in the amount of Ps. 47,927, through the issuance of 47,927,494 class B ordinary book-entry shares with a nominal value of Ps. 1 (figure expressed in Argentine pesos) and one vote per share, with the right to participate in the profits of the fiscal year beginning on September 1, 2020.

On December 15, 2020, the Final Spin-off-Merger Agreement was signed and registered as a public deed, in the terms of Paragraph 4 of Art. 83 of the Companies Act, through which Grupo Financiero Galicia S.A. incorporated the spin-off equity of the aforementioned companies with effect from September 1, 2020.

Consequently, Grupo Financiero Galicia S.A. now has control of 1,680,183,936 shares of Tarjetas Regionales S.A., which represent 100% of the capital stock and 100% of the votes.

As of December 31, 2020, the administrative approval procedures for the spin-off of part of the equity of each of the spin-off companies were initiated, before the Public Registry of Commerce, and for the merger by acquisition and capital increase of Grupo Financiero Galicia S.A., before the National Securities Commission.

On March 16, 2021 the merger by acquisition and capital increase of Grupo Financiero Galicia S.A. was registered with the Public Registry of Commerce. (See Note 55).

Acquisition of an AlyC-type company

On May 5, 2020, the Group acquired 100% of the capital stock of Galicia Securities S.A. for a total price of $32,158 paid in full at the acquisition date. Galicia Securities S.A. is authorized to act as a settlement and compensation agent and placement and distribution agent of mutual funds in Argentine. The net identifiable assets and goodwill recognized as of the date of acquisition are $22,956 and $9,202, respectively. The goodwill is attributable to a broker dealer license and it will be deductible for tax purposes.

15.2	Equity Investments in Associates

In this fiscal year, Banco Galicia, together with other financial entities, has set up Play Digital S.A. A company whose purpose is to develop and market a payment solution linked to the bank accounts of users of the financial system that will significantly improve their payment experience. The board of directors of said company is made up of key personnel of Banco Galicia, therefore, having significant influence, the investment is measured by the equity method.

Company	Equity Investment %	Place of Business	12.31.20	12.31.19
Play Digital S.A. (*)	15.58%	Autonomous City of Buenos Aires - Argentina	89,142	—

(*)

After the closing of these financial statements, Banco Galicia has accepted an offer for the sale of VN 31,145,090 shares to another financial entity. Consequently, the shareholding was reduced to 12.976%.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The movements of such investment are as follows:

Company	12.31.19	Contributions	Profit Sharing in income (loss) for the Year	12.31.20
Play Digital S.A.	—	214,195	(125,053)	89,142

The basic information regarding Grupo Financiero Galicia’s associates is detailed as follows:

	12.31.20
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss)
Play Digital S.A.	882,481	85,374	797,107	(571,938)

For more details see Schedule E.

NOTE 16. LEASES

This Note provides information for leases where the Grupo is the lessee:

(i) Amounts recognized in the Statement of Financial Position:

	12.31.20	12.31.19
Right-of-use asset (1)	4,052,593	5,011,534
Real estate	4,052,593	5,011,534
Lease Liabilities (2)	4,363,406	5,129,987

(1)	Recorded in the Property, Plant and Equipment item, for right of use of real property, see Note 17.
(2)	Recorded in the item Other Financial Liabilities, see Note 25.

Additions to the right-of-use assets during the financial year were Ps.629,385.

The maturity of lease liabilities is disclosed in Note 45.

(ii) Amounts recognized in the Statement of Income:

	12.31.20	12.31.19
Charge for depreciation of right-of-use assets (1)(2)	1,312,301	1,313,102
Interest Expenses (3)	398,850	511,138
Expenses related to short-term leases (4)	141,700	33,079
Expenses related to low-value assets leases (4)	167,148	102,714
Sublease Income (5)	9,790	2,146

(1)	Depreciation for right of use of Real Property.
(2)	Recorded in the item Depreciation and Impairment of assets, see Note 39.
(3)	Recorded in the item Other Operating Expenses, Lease Interest, see Note 40.
(4)	Recorded in the item Administrative Expenses, see Note 38.
(5)	Recorded in the item Other Operating Income, see Note 34.

The evolution of right -of-use assets and lease liabilities during the years 2020 and 2019 and is as follows:

Right-of-use assets	12.31.20	12.31.19
Balances at the beginning of the year	5,011,534	6,073,274
Additions	629,385	251,362
Cancellation of contracts	(276,025)	—
Depreciation of the year	(1,312,301)	(1,313,102)

Balances at the end of the year	4,052,593	5,011,534

Lease liabilities(1)	12.31.20	12.31.19
Balances at the beginning of the year	5,129,987	6,073,274
New contracts	629,385	251,362
Cancellation of contracts	(269,503)	—
Lease payments	(1,333,090)	(1,361,874)
Leases financial cost	398,850	511,138
Translation differences and inflation adjustment	(192,223)	(343,913)

Balances at the end of the year	4,363,406	5,129,987

(1)	Recorded in the item Other Financial Liabilities, see Note 25.

The total cash flows related to leases was Ps.1,333,090.

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

NOTE 19. DEFERRED INCOME TAX ASSETS/LIABILITIES

Changes in “Deferred Income Tax Assets and Liabilities” during the fiscal years ended December 31, 2020 and December 31, 2019 are as follows:

Deferred Tax Assets

Item	12.31.19	Charge to Income	Others	12.31.20
Valuation of Securities	51,229	(51,125)	—	104
Loans and Other Financing	4,278,791	6,958,396	—	11,237,187
Tax Loss Carryforwards	66,615	246,174	—	312,789
Other Non-financial Assets	15,463	14,465	—	29,928
Allowance for Impairment	9,541	(9,541)	—	—
Other Financial Liabilities	—	1,861	—	1,861
Subordinated Negotiable Obligations	—	7,064	—	7,064
Provisions	2,365,351	(1,577,952)	—	787,399
Other Non-financial Liabilities	616,418	(208,028)	—	408,390
Inflation adjustment deferral	7,914,417	3,704,300	—	11,618,717
Others	89,831	125,895	—	215,726

Totals	15,407,656	9,211,509	—	24,619,165

Net deferred tax assets in subsidiaries with net liability position	(11,586,278)	(3,820,292)	—	(15,406,570)

Deferred tax assets	3,821,378	5,391,217	—	9,212,595

Deferred Tax Liabilities

Item	12.31.19	Charge to Income	Others	12.31.20
Valuation of Securities	(28,583)	(1,275,634)	—	(1,304,217)
Other Financial Assets	(71,037)	45,911	—	(25,126)
Property, Plant and Equipment	(10,343,737)	(985,021)	—	(11,328,758)
Intangible Assets	(995,392)	(1,649,968)	—	(2,645,360)
Other Non-financial Assets	(843,466)	661,194	—	(182,272)
Non-current Assets Held for Sale	(2,102,102)	2,102,102	—	—
Other Financial Liabilities	(34,675)	—	—	(34,675)
Subordinated Negotiable Obligations	(16,044)	—	—	(16,044)
Provisions	(148,504)	148,504	—	—
Other Non-financial Liabilities	(18,177)	17,769	—	(408)
Foreign Currency Exchange Differences	(4,016)	1,591	—	(2,425)
Inflation adjustment deferral	—	(3,816)	—	(3,816)
Others	(1,099)	696	—	(403)

Totals	(14,606,832)	(936,672)	—	(15,543,504)

Net deferred tax liabilities in subsidiaries with net asset position	11,586,278	3,820,292	—	15,406,570

Deferred tax liabilities	(3,020,554)	2,883,620	—	(136,934)

Deferred Tax Assets

Item	12.31.18	Charge to Income	Others	12.31.19
Valuation of Securities	1,946	50,636	(1,353)	51,229
Loans and Other Financing	6,083,246	(1,804,455)	—	4,278,791
Tax Loss Carryforwards	8,060	58,555	—	66,615
Other Non-financial Assets	71,195	(55,732)	—	15,463
Non-current Assets Held for Sale	1,743	(1,743)	—	—
Allowance for Impairment	52,378	(42,837)	—	9,541
Provisions	925,174	1,440,177	—	2,365,351
Other Non-financial Liabilities	886,431	(270,013)	—	616,418
Foreign Currency Exchange Differences	10,987	(10,987)	—	—
Inflation adjustment deferral	—	7,914,417	—	7,914,417
Others	47,949	41,882	—	89,831

Totals	8,089,109	7,319,900	(1,353)	15,407,656

Net deferred tax assets in subsidiaries with net liability position	(6,051,423)	(5,534,855)	—	(11,586,278)

Deferred tax assets	2,037,686	1,785,045	(1,353)	3,821,378

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred Tax Liabilities

Item	12.31.18	Charge to Income	Others	12.31.19
Valuation of Securities	(263,623)	235,040	—	(28,583)
Other Financial Assets	(103,444)	32,407	—	(71,037)
Loans and Other Financing	(20,712)	20,712	—	—
Property, Plant and Equipment	(8,260,698)	(2,083,039)	—	(10,343,737)
Intangible Assets	(367,136)	(628,256)	—	(995,392)
Other Non-financial Assets	(791,093)	(52,373)	—	(843,466)
Non-current Assets Held for Sale	—	(2,102,102)	—	(2,102,102)
Other Financial Liabilities	(33,364)	(1,311)	—	(34,675)
Subordinated Negotiable Obligations	(36,853)	20,809	—	(16,044)
Provisions	—	(148,504)	—	(148,504)
Other Non-financial Liabilities	—	(18,177)	—	(18,177)
Foreign Currency Exchange Differences	—	(4,016)	—	(4,016)
Others	(161,278)	160,179	—	(1,099)

Totals	(10,038,201)	(4,568,631)	—	(14,606,832)

Net deferred tax liabilities in subsidiaries with net asset position	6,051,423	5,534,855	—	11,586,278

Deferred tax liabilities	(3,986,778)	966,224	—	(3,020,554)

In addition, the expiration dates of tax loss carryforwards are as follows:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2018	26,865	2023	8,060
2019	195,185	2024	58,555
2020	820,580	2025	246,174

			312,789

NOTE 20. ASSETS/LIABILITIES FOR INSURANCE CONTRACTS

Assets related to insurance contracts as of the indicated dates are detailed as follows:

Assets from Insurance Contracts	12.31.20	12.31.19
Premiums Receivable	1,857,975	1,576,061
Credits with Reinsurers	1,996	873
Fees Receivables	7,770	5,056
Others	17,649	26,527

Total	1,885,390	1,608,517

Liabilities related to insurance contracts as of the indicated dates are detailed as follows:

Liabilities from Insurance Contracts	12.31.20	12.31.19
Debts with Insured Persons	535,743	813,836
Debts with Reinsurers	20,829	4,561
Debts with Co-insurers	1,525	1,999
Debts with Producers	371,664	411,691
Technical Commitments	1,114,124	1,112,838
Others	55,744	—
Pending Claims in charge of Reinsures	(38,653)	(345,517)

Total	2,060,976	1,999,408

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Debts with Insured Persons	12.31.20	12.31.19
Property & Casualty Insurance	245,028	539,816
Direct Administrative Insurance	135,738	436,307
Direct Insurance in Lawsuits	5,204	15,323
Direct Insurance in Mediation	1,957	2,184
Settled Claims Payable	5,802	7,635
Pending Claims, Active Reinsurance and Retrocession	3,348	2,868
Claims Incurred but not Reported (IBNR)	92,979	75,499
Life Insurance	290,715	273,773
Direct Administrative Insurance	223,359	239,264
Direct Insurance in Lawsuits	12,448	7,519
Direct Insurance in Mediation	7,988	8,901
Settled Claims Payable	26,487	568
Pending Claims, Active Reinsurance and Retrocession	11,949	9,394
Claims Incurred but not Reported (IBNR)	7,898	7,979
Redemptions Payable	586	148
Creditors for Premiums to be Refunded	—	—
Retirement Insurance	—	247
Annuities Payable in Arrears	—	11
Others	—	236

Total	535,743	813,836

Debt with Reinsurers and Coinsurance	Current Account	Reinstatement Premiums	Minimum Deposit Premium to Be Accrued	Deposits as Collateral	Unpaid Losses to Be Borne by Reinsurers	Total
Debts with Reinsurers	52,563	—	(31,734)	—	(38,653)	(17,824)
IBNR in charge of Reinsurers	—	—	—	—	—	—
Debts with Co-insurers	1,525	—	—	—	—	1,525

Total as of 12.31.20	54,088	—	(31,734)	—	(38,653)	(16,299)

Total as of 12.31.19	30,624	—	(24,064)	—	(345,517)	(338,957)

Debts with Producers	12.31.20	12.31.19
Checking Account—Producers	61,232	110,950
Fees for Premiums Receivable	291,724	259,132
Production Expenses Payable	18,708	41,609
Others	—	—

Total	371,664	411,691

Technical Commitments	12.31.20	12.31.19
Ongoing and Similar Risk	610,475	610,592
Premiums and Surcharges	567,071	591,720
Premiums on Passive Reinsurance	(13,979)	(19,727)
Active Reinsurance	57,383	38,472
Insufficient Premiums	—	127
Mathematical Reserves	503,649	502,246
Mathematical Reserves for Individual Life Insurance	154,345	157,074
Mathematical Reserves for Individual Retirement Insurance	113,185	92,209
Mathematical Reserves of Life Annuities	153,435	183,800
Provision for the Mathematical Reserve Recomposition	14	38
Fluctuation Funds	82,670	69,125

Total	1,114,124	1,112,838

Insurance liabilities were recorded according to the liability adequacy test, using the current estimates of future cash flows derived from insurance contracts. The assumptions used are as follows:

	12.31.20	12.31.19
Mortality Table	GAM 94	GAM 94
Investment (Discount) Rate	Products in USD: 14.77% annually	2.74%
	Products in Ps.: 7.85% annually
Life Insurance Reference Rate	75% of the projection of the BADLAR rate starting from 34.22% plus the correction according to Resolution 2020-321 of the Argentine Superintendency of Insurance.	Projection of Life Insurance Reference Rate based on CER proportion, starting from 1.19% for voluntary retirement, and 0.88% for Annuities.
Administrative Expenses	422.18 for voluntary retirement and 2640.45 for annuities	453 for voluntary retirement and 620 for annuities

NOTE 21. OTHER NON-FINANCIAL ASSETS

“Other Non-financial Assets” break down as follows:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.20	12.31.19
Payments on behalf of third parties	446,038	380,239
Advances of fee to Directors and Syndics	10,049	6,213
Advance to Personnel	3,558	2,810
Tax Credits	2,208,858	655,859
Payments made in Advance	2,331,734	1,320,929
Advances for Purchase of Assets	487,578	4,032,303
Investment properties (*)	580,667	593,290
Other Sundry Assets Measured at Cost	1,227,359	1,397,084
Assets Taken in Defense of Credits	5,176	5,176
Others	333,410	389,085

Total	7,634,427	8,782,988

(*)	Changes in “Investment Properties” are detailed in Schedule F.

Related-party information is disclosed in Note 51.

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The Group has classified the following assets as “Assets Held for Sale and Discontinued Operations”:

	12.31.20	12.31.19
Property, Plant and Equipment
Real Estate	29,328	53,106

Total	29,328	53,106

NOTE 23. DEPOSITS

Deposits break down as follows as of the indicated dates:

	12.31.20	12.31.19
In Pesos	510,134,336	341,083,760
Checking Accounts	105,026,914	91,984,479
Savings Accounts	182,972,227	80,995,302
Time Deposits	208,712,623	157,927,791
Time Deposits – UVA	5,565,347	1,021,392
Others	1,980,204	2,309,871
Interest and Adjustments	5,877,021	6,844,925
In Foreign Currency	166,261,399	194,949,936
Checking Accounts	—	—
Savings Accounts	134,011,633	160,463,701
Time Deposits	31,133,525	33,122,492
Others	1,023,311	1,277,254
Interest and Adjustments	92,930	86,489

Total	676,395,735	536,033,696

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

NOTE 25. OTHER FINANCIAL LIABILITIES

The account breaks down as follows as of the indicated dates:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.20	12.31.19
Creditors for Purchase to be Settled	340,249	76,689
Collections and Other Transactions on Behalf of Third Parties	11,041,676	15,977,376
Obligations for Purchase Financing	74,952,107	65,393,841
Creditors for Purchase of Foreign Currency to be Settled	506,226	2,237,420
Accrued Fees Payable	608,453	691,386
Sundry Items Subject to Minimum Cash	1,249,817	881,007
Sundry Items not Subject to Minimum Cash	3,732,783	5,596,529
Lease Liabilities	4,363,406	5,129,987
Other Financial Liabilities	676,748	1,169,389

Total	97,471,465	97,153,624

NOTE 26. LOANS FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS

The account breaks down as follows as of the indicated dates:

	12.31.20	12.31.19
Argentine Central Bank Financing	21,368	30,562
Correspondents	1,927,341	509,031
Financing from Local Financial Institutions	7,036,375	7,621,082
Financing from Foreign Financial Institutions	—	14,253,902
Financing from International Financial Institutions	4,848,355	8,521,584

Total	13,833,439	30,936,161

The following table details the credit lines with local and international financial institutions and entities as of the indicated dates:

Financial Institutions and/or Agencies	Placement Date	Currency	Term(*)	Rate(*)	Maturity	Amount as of 12.31.20(**)
Local Institutions						7,057,743
BICE	Sundry Dates	Ps.	1,655 days	30.7	Sundry Dates	1,330,193
BICE	Sundry Dates	USD	1,705 days	4.3	Sundry Dates	1,835,023
Agreements with Banks(1)	12.14.20	Ps.	365 days	40.8	12.14.21	3,661,158
Call Taken	12.30.20	Ps.	5 days	29	01.04.21	210,000
Argentine Central Bank	12.30.20	Ps.	5 days	—	04.01.21	21,368
Other Lines(2)	Sundry Dates	Ps.	11 days	48.1	11.01.21	1
International Institutions						6,775,696
Correspondents	12.30.20	USD	5 days	—	11.04.21	1,927,341
IFC	Sundry Dates	USD	1,552 days	3.2	Sundry Dates	4,848,355

Total						13,833,439

(*)	Weighted average.
(**)	It includes principal and interest.
(1)	Relates to Ecosistema NaranjaX companies’ credit lines.
(2)	Relates to subsidiaries’ credit lines.

Financial Institutions and/or Agencies	Placement Date	Currency	Term(*)	Rate(*)	Maturity	Amount as of 12.31.19(**)
Local Institutions						7,651,644
BICE	Sundry Dates	Ps.	1,778 days	47	Sundry Dates	2,642,859
BICE	Sundry Dates	USD	1,762 days	5.8	Sundry Dates	1,208,875
Call Taken	12.30.19	Ps.	3 days	41.6	01.02.20	682,064
Argentine Central Bank	12.30.19	Ps.	3 days	—	02.01.20	30,562
Other Lines(1)	Sundry Dates	Ps.	364 days	53.9	Sundry Dates	3,087,284
International Institutions						23,284,517
Correspondents	12.31.19	USD	2 days	—	02.01.20	509,031
IFC	Sundry Dates	USD	1,355 days	4.74	Sundry dates	8,521,584
Prefinancing(2)	Sundry Dates	USD	167 days	6.03	Sundry dates	13,572,955
IDB	Sundry Dates	USD	361 days	5.73	Sundry dates	680,947

Total						30,936,161

(*)	Weighted average.
(**)	It includes principal and interest.
(1)	Relates to Ecosistema NaranjaX companies’ credit lines.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27. DEBT SECURITIES

The following is a breakdown of the Global Programs for the Issuance of Debt securities outstanding:

Company	Authorized Amount(*)	Type of Debt Securities	Program Term	Approval Date by Shareholders’ Meeting	CNV Approval
Grupo Financiero Galicia S.A.	USD 100,000	Simple debt securities not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended by Resolution No. 17343 dated 05.08.14 and Provision No. DI-2019-63-APN-GE#CNV dated 08.06.19. Authorization of Increase, Resolution No. 17,064 dated 04.25.13

Banco de Galicia y Buenos Aires S.A.U.	USD 2,100,000	Simple debt securities, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05, 04.14.10, 04.29.15, 11.09.16 and 04.28.20

Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10 and Resolution No. 17883 dated 11.20.15 and Resolution No. DI-2020-53-APN-GE#CNV dated 11.24.20. Increase of the amount approved by Resolutions No. 17883 dated 11.20.15, No. 18081 dated 06.10.16, No. 18480 dated 01.26.17 and No. 19520 dated

05.17.18

Banco de Galicia y Buenos Aires S.A.U.	USD 2,100,000	Simple debt securities not convertible into shares	-	04.25.19	Frequent Issuer Registration No. 11, granted by Resolution No. RESCFC-2019-2055-APN-DIR#CNV, dated 11/13/19 of CNV´s Board of Directors

Tarjeta Naranja S.A.	USD 1.000.000	Simple debt securities, not convertible into shares	5 years	03.08.12	Resolution No. 15220 dated 07.14.05 and extended through Resolution No. 17676 dated 05.21.15 and No. DI2020-20-APNGE#CNV dated 03.18.20. Increase of the amount approved by Resolutions No. 15.361 dated 03.23.06, 15.785 dated 11.16.07, 16.571 dated 05.24.11, 16.822 dated 05.23.12 and 19.508 dated 05.10.18

Tarjetas Cuyanas S.A.	USD 250,000	Simple debt securities, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10 and 02.15.13	Resolution No. 16328 dated 05.18.10. Increase of the amount approved by Resolution No. 17072 dated 05.02.13

(*) Or its equivalent in any other currency.

The Company has the following Unsubordinated Debt securities outstanding issued under the Global Programs detailed in the table above as of December 31, 2020, net of repurchases of Own Debt:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company	Placement Date	Currency	Class N°	Face Value	Type(**)	Term	Maturity Date	Rate	Issuance Authorized by the CNV	Book Value(*) as of 12.31.20
Banco de Galicia y Buenos Aires S.A.U.	04.26.18	Ps.	V Series II	2,032,833	Simple	36 Months	04.26.21	Badlar + 3.50%	04.18.18	1,732,315
Banco de Galicia y Buenos Aires S.A.U.	11.20.20	Ps.	VIII (1)	1,589,722	Simple	9 Months	08.20.21	Badlar + 2.25%	04.20.20	1,255,566
Tarjeta Naranja S.A.	04.11.17	Ps.	XXXVII	3,845,700	Simple	1,826 days	04.11.22	Minimum 15% Rate/ Badlar + 3.50%	03.30.17	2,644,989
Tarjeta Naranja S.A.	07.08.20	Ps.	XLIV	3,574,897	Simple	549 days	01.08.22	Badlar + 4%	06.30.20	3,609,011
Tarjeta Naranja S.A.	12.18.20	Ps.	XLV	3,057,000	Simple	365 days	12.18.21	Badlar + 5%	12.14.20	2,641,113
Tarjeta Naranja S.A.(***)	06.09.17	Ps.	XXVIII Series II	371,825	Simple	1,461 days	06.09.21	Minimum 25% Rate/ Badlar + 3.70%	05.29.17	362,247

Total										12,245,241

(*)	It includes principal and interest.
(**)	Not convertible into shares.
(***)	Negotiable Obligations merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.
(1)	Issued under the Frequent Issuer Regime.

On June 21, 2018, Banco de Galicia y Buenos Aires S.A.U. issued the “Green Bond” which was entirely acquired by the International Finance Corporation. The Green Bond is a 7-year facility, with interest payable every six months. The Green Bond has a 36-month grace period in respect of the repayment of principal, followed by payments in 9 installments due every six months. As of December 31, 2020, the carrying amount of the Green Bond totals Ps.4,828,657, and it amounted to Ps.8,399,358 as of December 31, 2019.

The Company has the following Unsubordinated Debt Securities outstanding issued under the Global Programs detailed in the table above as of December 31, 2019 , net of repurchases of Own Debt:

Company	Placement Date	Currency	Class N°	Face Value		Type(**)	Term	Maturity Date	Rate	Issuance Authorized by the CNV	Book Value(*) as of 12.31.19
Banco de Galicia y Buenos Aires S.A.U.	02.17.17	Ps.	III	USD150,537	(1)	Simple	36 Months	02.17.20	Badlar + 2.69%	02.06.17	1,443,765
Banco de Galicia y Buenos Aires S.A.U.	05.18.17	Ps.	IV	2,000,000		Simple	36 Months	05.18.20	Badlar + 2.98%	05.08.17	2,357,013
Banco de Galicia y Buenos Aires S.A.U.	04.26.18	Ps.	V Series I	4,209,250		Simple	24 Months	04.26.20	Fixed Rate 25.98%	04.18.18	5,265,353
Banco de Galicia y Buenos Aires S.A.U.	04.26.18	Ps.	V Series II	2,032,833		Simple	36 Months	04.26.21	Badlar + 3.50%	04.18.18	2,454,067
Banco de Galicia y Buenos Aires S.A.U.	11.25.19	Ps.	VII (2)	4,182,280		Simple	6 Months	05.25.20	Badlar + 4%	11.13.19	5,815,305
Tarjeta Naranja S.A.	06.29.16	Ps.	XXXIV Series II	475,397		Simple	1,461 days	06.29.20	Minimum 32% Rate/ Badlar + 4.67%	06.21.16	538,916
Tarjeta Naranja S.A.	09.27.16	Ps.	XXXV Series II	774,389		Simple	1,461 days	09.27.20	Minimum 26% Rate/ Badlar + 3.99%	09.15.16	891,958
Tarjeta Naranja S.A.	04.11.17	Ps.	XXXVII	3,845,700		Simple	1,826 days	04.11.22	Minimum 15% Rate/ Badlar + 3.50%	03.30.17	5,911,129
Tarjeta Naranja S.A.	04.10.18	Ps.	XL Series II	1,402,500		Simple	914 days	10.10.20	Minimum 27% Rate/ Badlar + 3.69%	03.27.18	1,992,957
Tarjeta Naranja S.A.	11.15.18	Ps.	XLI Series II	343,555		Simple	547 days	05.15.20	Badlar + 10%	11.07.18	478,609
Tarjeta Naranja S.A.	02.19.19	Ps.	XLIII	1,583,895		Simple	547 days	08.18.20	Badlar + 7%	02.07.19	2,018,633
Tarjeta Naranja S.A.(***)	07.26.16	Ps.	XXV	400,000		Simple	1,461 days	07.26.20	Minimum 30% Rate/ Badlar + 3.94%	07.13.16	577,248
Tarjeta Naranja S.A.(***)	10.24.16	Ps.	XXVI Series II	350,237		Simple	1,461 days	10.24.20	Minimum 26% Rate/ Badlar + 4%	10.14.16	507,796
Tarjeta Naranja S.A.(***)	02.10.17	Ps.	XXVII Series II	500,000		Simple	1,095 days	02.10.20	Minimum 23.5% Rate/ Badlar + 3.50%	02.02.17	647,663
Tarjeta Naranja S.A.(***)	06.09.17	Ps.	XXVIII Series II	371,825		Simple	1,461 days	06.09.21	Minimum 25% Rate/ Badlar + 3.70%	05.29.17	508,896

Total											31,409,308

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(*)	It includes principal and interest.
(**)	Not convertible into shares.
(***)	Negotiable Obligations merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.
(1)

In accordance with the issuance conditions, they were converted into Ps. 2,360,360. The foreign exchange risk is assumed by the investor because the services of interest and principal are calculated based on the amount of principal in Argentine pesos and converted into payments in US dollars on each payment date.

(2)	Issued under the Frequent Issuer Regime.

The repurchases of Own Debt securities as of the indicated dates are as follows:

Company	ON Class	Nominal Value as of 12.31.20	Book Value(*) as of 12.31.20
Banco de Galicia y Buenos Aires S.A.U.	V Serie II	5,000	5,330
Banco de Galicia y Buenos Aires S.A.U.	VIII	79,000	82,207
Tarjeta Naranja S.A.	XXXVII	9,620	106,451
Tarjeta Naranja S.A.	XLIV	235,000	252,052
Tarjeta Naranja S.A.	XLV	440,000	443,520
Tarjeta Naranja S.A.(**)	XXVIII Serie II	18,889	19,398

Total			908,958

(*) It includes principal and interest.

(**) Debt securities merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

Company	ON Class	Nominal Value as of 12.31.19	Book Value(*) as of 12.31.19
Banco de Galicia y Buenos Aires S.A.U.	V Series II	5,000	7,330
Tarjeta Naranja S.A.	XXXV Series II	38,500	50,473
Tarjeta Naranja S.A.	XXXVII	1,468	34,075
Tarjeta Naranja S.A.	XL Series II	34,500	43,535
Tarjeta Naranja S.A.	XLI Series II	15,000	21,716
Tarjeta Naranja S.A.	XLIII	16,500	18,239
Tarjeta Naranja S.A.(**)	XXV	8,000	11,319
Tarjeta Naranja S.A.(**)	XXVI Series II	10,000	15,351
Tarjeta Naranja S.A.(**)	XXVII Series II	17,442	25,330
Tarjeta Naranja S.A.(**)	XXVIII Series II	8,254	11,535

Total			238,903

(*)	It includes principal and interest.
(**)	Debt securities merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

Related-party information is disclosed in Note 51.

NOTE 28. SUBORDINATED DEBT SECURITIES

The Company has the following subordinated debt securities not convertible into shares issued under the Global Programs detailed in Note 27 as of the close of the fiscal year:

Company	Placement Date	Currency	ON Class	Nominal Value	Term		Maturity Date	Rate	Issuance Authorized by the CNV	Book Value as of 12.31.20(*)
Banco de Galicia y Bs. As. S.A.U.	07.19.16	USD	II	USD250,000	120 months	(1)	07.19.26	(2)	06.23.16	21,653,546

(*)	It includes principal and interest.
(1)	Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.
(2)

Fixed 8.25% rate p.a. (as from the issuance date to July 19, 2021, inclusively); and margin to be added to the nominal Benchmark Readjustment Rate of 7.156% p.a. to the due date of Debt securities. Such interest shall be payable semiannually on January 19 and July 19 as from 2017.

Company	Placement Date	Currency	ON Class	Nominal Value	Term		Maturity Date	Rate	Issuance Authorized by the CNV	Book Value as of 12.31.19(*)
Banco de Galicia y Bs. As. S.A.U.	07.19.16	USD	II	USD250,000	120 months	(1)	07.19.26	(2)	06.23.16	21,100,718

(*)	It includes principal and interest.
(1)	Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.
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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29. PROVISIONS

The account breaks down as follows as of the indicated dates:

	12.31.20	12.31.19
For Administrative, Disciplinary and Criminal Penalties	5,306	7,224
For Termination Benefits	220,824	233,287
Others	3,550,167	3,499,223

Total	3,776,297	3,739,734

Changes in the “Provisions” account for fiscal year 2020 are detailed in Schedule J.

See Note 46 for further details.

NOTE 30. OTHER NON-FINANCIAL LIABILITIES

The account breaks down as follows as of the indicated dates:

	12.31.20	12.31.19
Creditors for sale of assets	594,481	601,965
Tax withholdings and collections payable	6,755,148	5,193,979
Payroll and Social Contributions Payable	7,057,226	6,446,491
Withholdings on Payroll Payable	371,236	366,972
Fess to Directors and Syndics	221,520	96,834
Value-Added Tax	851,232	867,885
Sundry Creditors	4,447,128	4,097,837
Taxes Payable	3,270,895	3,600,729
Obligations Arising from Contracts with Customers	1,348,700	1,654,612
Retirement payment orders pending settlement	90,588	100,941
Other Non-financial Liabilities	250,074	211,082

Total	25,258,228	23,239,327

Deferred income resulting from contracts with customers includes the liabilities for the “Quiero” Customers Loyalty Program. The Group estimates the fair value of the points assigned to customers under the above-mentioned program. This value is estimated by means of the use of a mathematical model that considers certain assumptions of redemption rates, the fair value for the exchanged points based on the combination of available products and the customers’ preferences, as well as breakage. As of December 31, 2020, Ps.1,114,594 was recorded for non-exchanged points, whereas as of December 31, 2019, such amount totaled Ps.1,384,660.

The following table shows the estimated use of the liabilities recorded as of this fiscal year-end.

	Terms
Item	Up to 12 Months	Up to 24 Months	Over 24 Months	Total
Liabilities – “Quiero” Customers Loyalty Program	632,815	271,377	210,402	1,114,594

NOTE 31. CAPITAL STOCK

The capital stock structure is detailed in Schedule K.

Due to the spin-off-merger in Tarjetas Regionales S.A. non-controlling interest, mentioned in Note 15.1, the Company increased its capital by 47,927,494 Class B shares.

On March 16, 2021 the capital increase of Grupo Financiero Galicia S.A. was registered with the Public Registry of Commerce.

The expenses related to the capital increase amounted to Ps. 13,149 and are deducted from the share premium.

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

NOTE 33. EXCHANGE RATE DIFFERENCES ON GOLD AND FOREIGN CURRENCY

The account breaks down as follows as of the indicated dates:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Arising from:	12.31.20	12.31.19	12.31.18
For Purchase sale of foreign currency	5,958,974	17,214,089	12,543,415
For Valuation of Assets and Liabilities in Foreign Currency	1,088,473	(5,382,637)	(4,633,158)

Total	7,047,447	11,831,452	7,910,257

NOTE 34. OTHER OPERATING INCOME

The account breaks down as follows as of the indicated dates:

	12.31.20	12.31.19	12.31.18
Fees for Product Package	6,296,738	5,684,656	5,719,226
Other Adjustments and Interest on sundry Credits	5,246,030	3,110,290	3,349,720
Rental of Safety Deposit Boxes	1,295,199	1,010,452	1,080,908
Other Financial Income	579,211	1,577,962	353,035
Other Income from Services	4,237,539	3,341,244	6,176,597
Income for sale of non-currents assets held for sale(1)	—	9,676,346	1,027,022
Others	4,667,914	4,368,482	4,156,472

Total	22,322,631	28,769,432	21,862,980

(1)	Includes the profit on sale of the interest in Prisma Medios de Pago S.A. See Note 14.

NOTE 35. UNDERWRITING INCOME FROM INSURANCE BUSINESS

The account breaks down as follows as of the indicated dates:

	12.31.20	12.31.19	12.31.18
Premiums and Surcharges Accrued	7,789,375	7,607,216	9,816,413
Claims Accrued	(1,126,864)	(1,052,763)	(1,122,301)
Redemptions	(16,844)	(18,273)	(12,084)
Fixed and Periodic Annuities	(13,588)	(15,758)	(17,887)
Production and Operating Expenses	(1,064,782)	(1,515,532)	(2,691,169)
Other Income and Expenses	(65,490)	(4,021)	36,195

Total	5,501,807	5,000,869	6,009,167

NOTE 36. LOAN LOSS PROVISION

The changes in the loss allowance between the beginning and the end of the annual period are detailed in Note 45.

NOTE 37. PERSONNEL EXPENSES

The following are the items included in the account as of the indicated dates:

	12.31.20	12.31.19	12.31.18
Payroll	19,789,826	20,504,481	24,414,768
Social Contributions on Payroll	4,553,002	4,500,774	3,592,936
Personnel Compensations and Rewards	5,811,760	6,424,341	5,717,492
Services for Personnel	765,223	972,727	1,128,695
Other Short-term Personnel Expenses	781,545	746,668	687,034
Other Long-term Personnel Expenses	123,745	135,970	116,861

Total	31,825,101	33,284,961	35,657,786

NOTE 38. ADMINISTRATIVE EXPENSES

The Group presented its statement of comprehensive income by function. Under this method, expenses are classified according to their function as part of the item “Administrative Expenses”.

The table below provides the required additional information about expenses by nature and function as of the indicated dates:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.20	12.31.19	12.31.18
Fees and Remunerations for Services	2,722,767	3,980,217	2,547,784
Directors’ and Syndics’ Fees	472,614	222,405	364,805
Advertising and Publicity	1,742,441	2,959,534	2,676,622
Taxes	7,362,438	7,051,537	7,056,470
Maintenance and Repairs of Assets and Systems	5,295,507	4,911,367	2,964,636
Electricity and Communications	2,371,181	2,484,059	2,013,488
Representation and Travel Expenses	58,367	172,242	214,300
Stationery and Office Supplies	419,380	513,980	441,083
Rentals	308,848	135,793	1,730,626
Administrative Services under Contract	4,230,573	3,369,599	2,709,994
Security	1,162,314	1,332,404	1,169,699
Insurance	251,297	179,940	951,802
Armored Transportation Services	1,559,087	2,803,034	2,367,736
Others	3,414,808	2,989,088	6,465,260

Total	31,371,622	33,105,199	33,674,305

NOTE 39. DEPRECIATION AND IMPAIRMENT OF ASSETS

The account breaks down as follows as of the indicated dates:

	12.31.20	12.31.19	12.31.18
Depreciation of Property, Plant and Equipment	5,173,340	4,979,957	2,336,535
Amortization of Organization and Development Expenses	2,989,613	1,909,413	1,117,154
Others	121,333	5,574	6,015

Total	8,284,286	6,894,944	3,459,704

NOTE 40. OTHER OPERATING EXPENSES

The account breaks down as follows as of the indicated dates:

	12.31.20	12.31.19	12.31.18
Turnover Tax	15,662,817	17,813,939	18,110,558
Contributions to the Deposit Insurance Scheme	1,059,292	1,175,021	1,069,850
Charges for Other Provisions	2,868,794	2,314,952	2,211,921
Claims	375,311	457,762	650,078
Other Financial Expenses	286,002	2,498,764	1,144,612
Interest on leases	398,850	511,138	-
Credit-card-relates expenses	4,486,875	6,046,394	6,161,264
Other Expenses from Services	3,920,476	2,978,819	4,455,969
Others	1,705,344	1,286,029	1,587,179

Total	30,763,761	35,082,818	35,391,431

NOTE 41. INCOME TAX/DEFERRED TAX

The following is a reconciliation of income tax charged to income as of December 31, 2020, as compared to the previous fiscal year:

	12.31.20	12.31.19	12.31.18
Income Before Income Tax for the Year	43,022,883	51,046,575	6,339,833
Current Tax Rate	30%	30%	30%

Income for the Year at Tax Rate	(12,906,866)	(15,313,973)	(1,901,950)
Permanent Differences at Tax Rate
- Income for Equity Instruments	(37,516)	-	434,390
- Untaxed Income	166,909	130,190	378,202
- Donations and Other Non-deductible Expenses	(32,018)	(21,627)	(138,057)
- Other	(3,001,548)	(83,089)	(851,579)
- Allowance for Impairment	-	-	(3,954)
- Inflation effect	(10,569,560)	(12,260,928)	(13,426,074)
- Tax Adjustment under Law 27430	695,456	(116,806)	965,898
- Tax inflation adjustment	2,895,013	1,680,922	-
- Tax inflation adjustment deferral	5,090,717	7,914,419	-

Total Income Tax Charge for the Year	(17,699,413)	(18,070,892)	(14,543,124)

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.20	12.31.19	12.31.18
Current Income Tax	(26,644,905)	(20,759,986)	(14,495,373)
Deferred Tax Charge(*)	8,274,837	2,751,269	831,822
Allowance for Impairment(*)	—	—	(3,954)
Tax Return adjustment from previous fiscal year	670,655	(62,175)	(172,442)
Law 27430 adjustment	—	—	(703,177)

Total Income Tax Charge for the Year	(17,699,413)	(18,070,892)	(14,543,124)

	12.31.20	12.31.19	12.31.18
Current Income Tax	(26,644,905)	(20,759,986)	(14,495,373)
Tax Advances	11,417,431	6,717,751	7,254,160

Current Income Tax Liabilities	(15,227,474)	(14,042,235)	(7,241,213)

(*)	See Note 19.

As of December 31, 2020, several claims filed by Banco Galicia for refund of the Income Tax paid in excess for the fiscal years 2014, 2015, 2016, 2017, 2018 and 2019, for the amounts of Ps.433,815, Ps.459,319, Ps.944,338, Ps.866,842, Ps.3,646,842 and Ps.4,403,712, respectively, were submitted to the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos, AFIP). These presentations are based on Argentine jurisprudence that establishes the unconstitutionality of the rules disabling the application of the adjustment for tax inflation, resulting in confiscatory situations. As the AFIP delayed its resolution, the corresponding judicial claims were filed. At the closing of these Financial Statements, Banco Galicia does not record assets related to the contingent assets derived from the aforementioned presentations.

Identical claims were filed by other Group subsidiaries before the AFIP: Tarjeta Naranja S.A., for 2014 and 2016 fiscal years, for a total amount of Ps. 580,164, nominal value. Tarjetas Cuyanas S.A., (Tarjeta Naranja S.A. predecessor company), for 2014 and 2016 fiscal years, for an amount of Ps. 145,478, nominal value, and Tarjetas Regionales S.A., for 2017 and 2018 periods, for an amount of Ps. 326,498 and Ps. 973,843, nominal value, respectively. In light of the delay in the resolution by the AFIP, the corresponding judicial claims were filed. In the same terms as for the rest of the years claimed, on May 26, 2020, Tarjeta Naranja S.A. filed before the AFIP a claim for the repetition of the Income Tax corresponding to fiscal year 2019 for Ps. 1,364,949 in nominal value.

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

NOTE 42. DIVIDENDS

The Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020 approved the Financial Statements as of December 31, 2019 and the treatment of income for the fiscal year ended on that date.

Said Meeting approved Retained Earnings distribution, allocating Ps. 4,000,000 (equivalent to Ps. 4,977,135 as of December 31, 2020) to Optional Reserve for Future Income Distribution.

The Extraordinary Shareholders’ Meeting held on September 22, 2020, approved the partial use of the aforementioned reserve for the amount of Ps. 1,700,000 (equivalent to Ps.1,892,559 as of December 31, 2020) and the distribution of cash dividends for the same amount, which represented Ps. 1.19 (figure expressed in Argentine pesos) per share. On October 5, 2020, the aforementioned dividends were paid to the Company’s Shareholders.

The Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2019 approved the financial statements as of December 31, 2018 and the treatment of income for the fiscal year then ended.

The dividends approved by such Shareholders’ Meeting amounted to Ps.2,000,000 (which is equal to Ps.3,622,432 as of December 31, 2020) and represented Ps.1.40 (figure stated in Pesos) per share. The dividends mentioned above were paid to the Group’s shareholders on May 9, 2019.

The Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2018 approved the financial statements as of December 31, 2017 and the treatment of income for the fiscal year then ended.

The dividends approved by such Shareholders’ Meeting amounted to Ps.1,200,000 (which is equal to Ps.3,386,137 as of December 31, 2020) and represented Ps.1.40 (figure stated in Pesos) per share. The dividends mentioned above were paid to the Group’s shareholders on May 9, 2018.

NOTE 43. EARNINGS PER SHARE

Earnings per share are calculated by dividing income attributable to parent company´s owners by the weighted average number of outstanding ordinary shares during the year. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12.31.20	12.31.19	12.31.18
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	25,191,673	32,276,377	(7,258,414)
Weighted Average Ordinary Shares	1,442,740	1,426,765	1,426,765

Earnings per Share	17.46	22.62	(5.09)

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

b.

Ecosistema Naranja X: This segment represents the results of operations of brand credit cards, consumer finance and digital banking services business. Includes the results of operations of Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Ondara S.A., Naranja Digital Companía Financiera S.A.U. and Tarjeta Naranja S.A.

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d.

Other Businesses: This segment shows the results of operations of Galicia Administradora de Fondos S.A., Galicia Warrants S.A., IGAM LLC, Inviu S.A.U., IGAM Uruguay Agente de Valores S.A., Galicia Securities S.A. and Grupo Financiero Galicia S.A., the last net of eliminations of the income from equity investments.

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

The Group operates in one geographic segment, Argentina.

The relevant segment reporting as of the indicated dates is as follows:

	Banks	Ecosistema Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.20
Net Income from interest	58,831,043	16,840,974	726,890	6,846	226,467	76,632,220
Net fee Income	20,979,744	16,669,667	—	(6,111)	(1,085,741)	36,557,559
Net Income from Financial Instruments measured at fair value through Profit or Loss	65,986,310	1,989,036	77,616	1,279,844	(904)	69,331,902
Income from Derecognition of Assets Measured at Amortized Cost	(3,129)	—	—	—	—	(3,129)
Exchange rate Differences on Gold and Foreign Currency	6,024,766	370,320	(27,351)	679,712	—	7,047,447
Other Operating Income	17,172,602	3,474,652	504,655	2,364,197	(1,193,475)	22,322,631
Income from Insurance Business	—	—	3,496,191	—	2,005,616	5,501,807
Loan and other Receivables Loss Provisions	(29,971,572)	(4,724,863)	16,686	—	—	(34,679,749)
Personnel Expenses	(22,089,728)	(8,079,947)	(1,217,560)	(437,866)	—	(31,825,101)
Administrative Expenses	(21,429,312)	(8,678,399)	(656,618)	(728,295)	121,002	(31,371,622)
Depreciation and Impairment of Assets	(6,116,752)	(1,868,167)	(270,398)	(28,969)	—	(8,284,286)
Other Operating Expenses	(23,844,607)	(6,669,879)	(4,357)	(259,377)	14,459	(30,763,761)
Loss on net monetary position	(30,367,677)	(4,918,855)	(815,279)	(861,402)	—	(36,963,213)

Operating Income	35,171,688	4,404,539	1,830,475	2,008,579	87,424	43,502,705
Share of profit from Associates and Joint Ventures	33,214	—	—	—	(158,267)	(125,053)
Income before Taxes from Continuing Operations	35,204,902	4,404,539	1,830,475	2,008,579	(70,843)	43,377,652
Income Tax from Continuing Operations	(14,276,569)	(2,245,164)	(512,214)	(810,925)	—	(17,844,872)
Net Income / (Loss) from Continuing Operations	20,928,333	2,159,375	1,318,261	1,197,654	(70,843)	25,532,780

Net Income / (Loss) for the Year	20,928,333	2,159,375	1,318,261	1,197,654	(70,843)	25,532,780
Other Comprehensive Income (Loss)	(206,818)	210	(2,861)	159	—	(209,310)
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	20,721,515	2,160,262	1,315,400	1,197,813	(412,627)	24,982,363
Net Income for the Year Attributable to Non-controlling Interests	—	(677)	—	—	341,784	341,107

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Banks	Ecosistema Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.19
Net Income from interest	32,442,139	13,268,259	1,144,609	72,097	490,269	47,417,373
Net fee Income	21,760,110	17,674,484	—	494	(1,201,852)	38,233,236
Net Income from Financial Instruments measured at fair value through Profit or Loss	95,152,485	3,505,253	97,496	396,262	—	99,151,496
Income from Derecognition of Assets Measured at Amortized Cost	298,801	—	—	—	—	298,801
Exchange rate Differences on Gold and Foreign Currency	11,298,851	165,900	(3,767)	370,468	—	11,831,452
Other Operating Income	23,726,714	4,921,986	538,849	1,158,077	(1,576,194)	28,769,432
Income from Insurance Business	—	—	2,611,331	—	2,389,538	5,000,869
Loan and other Receivables Loss Provisions	(22,228,541)	(8,088,703)	89,576	—	—	(30,227,668)
Personnel Expenses	(24,303,615)	(7,543,907)	(1,109,048)	(328,391)	—	(33,284,961)
Administrative Expenses	(23,885,413)	(8,247,798)	(711,576)	(434,955)	174,543	(33,105,199)
Depreciation and Impairment of Assets	(5,021,671)	(1,558,316)	(291,429)	(23,528)	—	(6,894,944)
Other Operating Expenses	(28,555,476)	(6,378,283)	(501)	(157,840)	9,282	(35,082,818)
Loss on net monetary position	(33,702,521)	(6,306,209)	(1,035,951)	(884,221)	—	(41,928,902)

Operating Income	46,981,863	1,412,666	1,329,589	168,463	285,586	50,178,167
Share of profit from Associates and Joint Ventures	78,244	—	—	—	(78,244)	—
Income before Taxes from Continuing Operations	47,060,107	1,412,666	1,329,589	168,463	207,342	50,178,167
Income Tax from Continuing Operations	(16,723,744)	(523,435)	(466,721)	(36,782)	—	(17,750,682)
Net Income / (Loss) from Continuing Operations	30,336,363	889,231	862,868	131,681	207,342	32,427,485

Net Income / (Loss) for the Year	30,336,363	889,231	862,868	131,681	207,342	32,427,485
Other Comprehensive Income (Loss)	562,786	—	(14,588)	—	—	548,198
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	30,899,149	888,870	848,280	131,681	56,595	32,824,575

Net Income for the Year Attributable to Non-controlling Interests	—	361	—	—	150,747	151,108

	Banks	Ecosistema Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.18
Net Income from interest	49,448,811	19,221,483	886,426	257,238	58,588	69,872,546
Net fee Income	26,131,171	18,702,137	—	(4,995)	(71,981)	44,756,332
Net Income from Financial Instruments measured at fair value through Profit or Loss	33,481,710	1,853,832	45,655	960,312	—	36,341,509
Income from Derecognition of Assets Measured at Amortized Cost	464,175	—	—	—	—	464,175
Exchange rate Differences on Gold and Foreign Currency	7,726,274	(106,375)	8,668	281,690	—	7,910,257
Other Operating Income	14,553,653	7,711,474	343,021	1,937,686	(2,682,854)	21,862,980
Income from Insurance Business	—	—	3,376,653	—	2,632,514	6,009,167
Loan and other Receivables Loss Provisions	(22,770,955)	(11,202,106)	(163,186)	—	—	(34,136,247)
Personnel Expenses	(24,154,702)	(10,034,170)	(1,203,784)	(265,130)	—	(35,657,786)
Administrative Expenses	(21,900,686)	(10,377,775)	(855,854)	(604,877)	64,887	(33,674,305)
Depreciation and Impairment of Assets	(2,134,670)	(1,117,648)	(191,572)	(15,814)	—	(3,459,704)
Other Operating Expenses	(26,853,098)	(8,386,926)	(842)	(150,565)	—	(35,391,431)
Loss on net monetary position	(27,237,770)	(8,051,841)	(1,173,907)	(1,366,921)	—	(37,830,439)

Operating Income	6,753,913	(1,787,915)	1,071,278	1,028,624	1,154	7,067,054
Share of profit from Associates and Joint Ventures	39,842	—	—	—	(39,842)	—
Income before Taxes from Continuing Operations	6,793,755	(1,787,915)	1,071,278	1,028,624	(38,688)	7,067,054
Income Tax from Continuing Operations	(10,491,620)	(2,693,213)	(648,744)	(643,211)	—	(14,476,788)
Net Income / (Loss) from Continuing Operations	(3,697,865)	(4,481,128)	422,534	385,413	(38,688)	(7,409,734)
Loss from Discontinued Operations	(526,463)	—	—	(17,540)	—	(544,003)
Income Tax from Discontinued Operations	(63,469)	—	—	(2,867)	—	(66,336)
Net Income / (Loss) for the Year	(4,287,797)	(4,481,128)	422,534	365,006	(38,688)	(8,020,073)
Other Comprehensive Income (Loss)	(161,113)	—	(22,105)	—	—	(183,218)
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	(4,448,910)	(4,480,349)	400,429	365,006	722,192	(7,441,632)

Net Income for the Year Attributable to Non-controlling Interests	—	(779)	—	—	(760,880)	(761,659)

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Banks	Ecosistema Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.20
ASSETS
Cash and Due from Banks	172,308,807	2,188,741	39,612	2,278,879	(1,392,563)	175,423,476
Debt Securities at fair value through profit or loss	155,892,300	91,762	—	173,800	(738,302)	155,419,560
Derivative Financial Instruments	2,165,032	—	—	—	—	2,165,032
Repurchase Transactions	60,995,643	—	—	—	—	60,995,643
Other Financial Assets	6,920,271	1,281,954	815,104	1,077,956	(1,659)	10,093,626
Loans and Other Financing	439,306,303	88,545,787	473,165	1,463,755	(3,354,891)	526,434,119
Other Debt Securities	21,448,751	174,456	1,617,826	—	(170,656)	23,070,377
Financial Assets Pledged as Collateral	18,639,697	9,126	—	68,620	—	18,717,443
Current Income Tax Assets	—	36,242	160,852	—	—	197,094
Investments in Equity Instruments	5,709,565	—	—	2,119	—	5,711,684
Equity Investments in Associates and Joint Ventures	480,530	—	—	—	(391,388)	89,142
Property, Plant and Equipment	38,189,687	4,859,111	646,688	35,934	—	43,731,420
Intangible Assets	12,850,061	1,534,001	73,415	4,436,289	(4,424,945)	14,468,821
Deferred Income Tax Assets	5,300,716	3,625,102	176,642	110,135	—	9,212,595
Assets for Insurance Contracts	—	—	1,885,937	—	(547)	1,885,390
Other Non-financial Assets	5,782,609	725,134	27,372	1,099,312	—	7,634,427
Non-current Assets Held for Sale	29,328	—	—	—	—	29,328

TOTAL ASSETS	946,019,300	103,071,416	5,916,613	10,746,799	(10,474,951)	1,055,279,177

LIABILITIES
Deposits	678,102,758	5	—	—	(1,707,028)	676,395,735
Liabilities at Fair Value Through Profit or Loss	—	—	—	—	—	—
Derivative Financial Instruments	57,450	—	—	—	—	57,450
Other Financial Liabilities	40,888,983	55,323,990	—	2,107,556	(849,064)	97,471,465
Financing Received from the Argentine Central Bank and Other Financial Institutions	10,192,180	5,794,722	—	1	(2,153,464)	13,833,439
Debt Securities	7,904,075	10,078,781	—	—	(908,958)	17,073,898
Current Income Tax Liabilities	13,030,588	1,189,775	446,188	560,923	—	15,227,474
Subordinated Debt Securities	21,653,546	—	—	—	—	21,653,546
Provisions	3,432,729	145,058	136,010	62,500	—	3,776,297
Deferred Income Tax Liabilities	—	—	—	136,934	—	136,934
Liabilities for Insurance Contracts	—	—	2,060,999	—	(23)	2,060,976
Other Non-financial Liabilities	18,935,846	4,975,456	686,060	700,947	(40,081)	25,258,228

TOTAL LIABILITIES	794,198,155	77,507,787	3,329,257	3,568,861	(5,658,618)	872,945,442

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Banks	Ecosistema Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.19
ASSETS
Cash and Due from Banks	175,814,936	5,618,935	103,152	963,415	(4,634,039)	177,866,399
Debt Securities at fair value through profit or loss	89,441,583	—	49,837	70	(60,112)	89,431,378
Derivative Financial Instruments	3,170,815	—	—	—	—	3,170,815
Repurchase Transactions	40,944,933	—	—	—	—	40,944,933
Other Financial Assets	7,780,625	6,186,615	435,406	467,944	(10,390)	14,860,200
Loans and Other Financing	421,122,047	65,928,775	358,620	3,428,355	(2,693,645)	488,144,152
Other Debt Securities	21,962,083	1,786,664	2,323,480	—	(178,791)	25,893,436
Financial Assets Pledged as Collateral	15,713,219	9,617	555	2,200	(555)	15,725,036
Current Income Tax Assets	—	20,983	—	34,158	—	55,141
Investments in Equity Instruments	6,200,459	—	—	—	—	6,200,459
Equity Investments in Associates and Joint Ventures	419,309	—	—	—	(419,309)	—
Property, Plant and Equipment	39,565,282	4,636,630	621,167	54,281	—	44,877,360
Intangible Assets	9,698,756	1,995,236	140,317	1,243,959	(1,243,960)	11,834,308
Deferred Income Tax Assets	—	3,428,499	260,000	132,879	—	3,821,378
Assets for Insurance Contracts	—	—	1,608,517	—	—	1,608,517
Other Non-financial Assets	7,223,806	398,757	163,377	1,000,001	(2,953)	8,782,988
Non-current Assets Held for Sale	53,106	—	—	—	—	53,106

TOTAL ASSETS	839,110,959	90,010,711	6,064,428	7,327,262	(9,243,754)	933,269,606

LIABILITIES						—
Deposits	541,621,151	—	—	—	(5,587,455)	536,033,696
Liabilities at Fair Value Through Profit or Loss	1,936,133	—	—	—	—	1,936,133
Derivative Financial Instruments	1,199,533	—	—	—	—	1,199,533
Other Financial Liabilities	51,640,464	43,416,663	—	2,844,848	(748,351)	97,153,624
Financing Received from the Argentine Central Bank and Other Financial Institutions	27,848,878	3,999,344	4,205	—	(916,266)	30,936,161
Debt Securities	25,742,191	14,305,377	—	—	(238,902)	39,808,666
Current Income Tax Liabilities	12,544,435	1,249,899	203,138	44,763	—	14,042,235
Subordinated Debt Securities	21,100,718	—	—	—	—	21,100,718
Provisions	3,379,110	147,522	174,984	38,118	—	3,739,734
Deferred Income Tax Liabilities	2,577,307	—	324,818	118,429	—	3,020,554
Liabilities for Insurance Contracts	—	—	2,004,865	—	(5,457)	1,999,408
Other Non-financial Liabilities	18,421,066	3,721,626	644,329	536,361	(84,055)	23,239,327

TOTAL LIABILITIES	708,010,986	66,840,431	3,356,339	3,582,519	(7,580,486)	774,209,789

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

The Capital Adequacy Assessment Process (Proceso de Evaluación de Suficiencia de Capital—PESC) (reflected in the Capital Adequacy Report—IAC, as per its acronym in Spanish) enables to assess the relationship between own resources available and necessary resources to maintain an appropriate risk profile. This process also allows for the identification of both the economic capital needs and the sources to meet such needs.

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

As of December 31, 2020, and December 31, 2019, Banco Galicia complied with the minimum capital requirement established by the Argentine Central Bank regulations.

Computable Regulatory Capital (RPC, as per the initials in Spanish) is made up of Core Capital and Supplementary Capital. Banco Galicia’s balance for such items as of December 31, 2020 and December 31, 2019 is as follows:

	12.31.20	12.31.19
Basic Shareholders´ Equity	162,178,965	74,314,620
(Deductible Items)	(32,594,504)	(12,922,467)
Equity Tier 1	129,584,461	61,392,153
Complementing shareholders’ Equity	27,477,066	19,392,341
Equity Tier 2	27,477,066	19,392,341
Regulatory Capital (RPC)	157,061,527	80,784,494

The breakdown of the minimum capital requirement determined for the Group is shown below:

	12.31.20	12.31.19
Credit Risk	42,457,859	29,148,582
Market Risk	1,419,264	904,939
Operational Risk	12,192,078	7,608,102
Minimum Capital Requirement	56,069,201	37,661,623
Integration	157,061,527	80,784,494
Excess	100,992,326	43,122,871

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

Brokerage/trading transactions that are allowed and regulated by the Policy are as follows:

•	Brokerage of Government and Provincial Securities.

•	Brokerage of Currencies on the Spot and Futures Markets.

•	Brokerage of Interest Rate Derivatives. Interest Rate Futures and Interest Rate Swaps.

•	Brokerage of Debt Instruments Issued by the Argentine Central Bank.

•	Brokerage of Third-party Debt securities.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•	Brokerage of Shares.

For the fiscal year 2020, a unified limit was set for all operations of $4,250,000.

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

Currency Risk

The Group’s exposure to the foreign exchange risk as of year-end by type of currency is shown below:

	Balances as of 12.31.20
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
US Dollar	212,122	(210,940)	—	1,182
Euro	4,401	(802)	—	3,599
Canadian Dollar	134	(4)	—	130
Real	34	—	—	34
Swiss Franc	52	(30)	—	22
Others	103	(3)	—	100

Total	216,846	(211,779)	—	5,067

	Balances as of 12.31.19
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
US Dollar	265,631	(267,422)	30	(1,761)
Euro	3,105	(399)	—	2,706
Canadian Dollar	116	(5)	—	111
Real	1	—	—	1
Swiss Franc	44	(23)	—	21
Others	103	(5)	—	98

Total	269,000	(267,854)	30	1,176

		Balances as of 12.31.20		Balances as of 12.31.19
Currency	Change	Income (Loss)	Shareholders’ Equity	Income (Loss)	Shareholders’ Equity
US Dollar	10%	118	1,300	176	(1,937)
	-10%	(118)	1,064	(176)	(1,585)
Euro	10%	360	3,959	271	2,977
	-10%	(360)	3,239	(271)	2,436
Canadian Dollar	10%	13	143	11	121
	-10%	(13)	117	(11)	99
Real	10%	3	37	—	1
	-10%	(3)	31	—	1
Swiss Franc	10%	2	24	1	22
	-10%	(2)	20	(1)	18
Others	10%	10	110	10	108
	-10%	(10)	90	(10)	88

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

	Term (in Days)
Assets and Liabilities at Variable Rate	Up to 30	From 30 to 90	From 90 to 180	From 180 to 365	More than 365	Total
As of 12.31.20
Total Financial Assets	329,561,051	81,048,347	73,404,578	122,032,475	331,583,426	937,629,877
Total Financial Liabilities	525,873,217	66,622,888	17,447,849	8,728,360	204,482,905	823,155,219

Net Amount	(196,312,166)	14,425,459	55,956,729	113,304,115	127,100,521	114,474,658

As of 12.31.19
Total Financial Assets	274,590,418	69,553,555	69,742,708	61,211,792	340,621,292	815,719,765
Total Financial Liabilities	377,563,393	61,431,217	33,503,067	4,678,139	212,118,123	689,293,939

Net Amount	(102,972,975)	8,122,338	36,239,641	56,533,653	128,503,169	126,425,826

The table below shows the sensitivity to potential additional changes in interest rates in the next fiscal year, considering the breakdown as of December 31, 2020. The percentage change budgeted by the Group for fiscal year 2020 was determined considering 100 bps and changes are considered reasonably possible on the basis on an observation of market conditions.

	Additional Changes to the Interest Rate	Increase/(Decrease) in Income before Income Tax in Pesos	Increase/(Decrease) in Shareholders’ Equity in %
Decrease in Interest Rate	-100 pb	(1,130,532)	-1%
Increase in Interest Rate	+100 pb	1,130,532	1%

Liquidity Risk

It contemplates the risk that the Group is unable to offset or liquidate a position at market value because:

•	the assets that are part thereof do not have a sufficient secondary market; or

•	market changes.

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

The table below shows an analysis of maturities of assets and liabilities, determined based on the remaining period as of December 31, 2020 and December 31, 2019, based on undiscounted cash flows:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.20
Assets
Debt Securities measured at Fair Value through Profit or Loss	152,729,877	564,114	3,180,660	432,222	—	156,906,873
Derivative Financial Instruments	547,929	—	—	—	—	547,929
Repurchase Transactions	61,778,505	—	—	—	—	61,778,505
Other Financial Assets	7,677,635	100,805	122,168	3,065,831	—	10,966,439
Loans and Other Financing	165,672,357	204,326,574	135,444,263	93,566,134	30,542,150	629,551,478
Other Debt Securities	25,403,983	—	—	—	—	25,403,983
Financial Assets Pledged as Collateral	18,717,443	—	—	—	—	18,717,443
Investments in Equity Instruments	3,745,893	—	—	—	—	3,745,893
Liabilities
Deposits	636,596,852	45,007,577	2,563,927	122,377	27	684,290,760
Liabilities at fair value through profit or loss	—	—	—	—	—	—
Derivative Financial Instruments	57,450	—	—	—	—	57,450
Other Financial Liabilities	93,004,399	24,479	27,441	80,500	—	93,136,819
Lease liabilities	154,855	724,867	795,298	3,700,393	1,376,069	6,751,482
Financing Received from the Argentine Central Bank and Other Financial Institutions	2,607,987	3,290,896	6,137,695	3,736,864	—	15,773,442
Debt Securities	736,438	6,156,557	8,055,337	6,349,253	—	21,297,585
Subordinated Debt Securities	855,858	—	855,858	7,559,716	21,871,443	31,142,875

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.19
Assets
Debt Securities measured at Fair Value through Profit or Loss	88,378,198	1,197,484	19,642	212,016	7,157	89,814,497
Derivative Financial Instruments	1,903,979	—	—	—	—	1,903,979
Repurchase Transactions	41,828,680	—	—	—	—	41,828,680
Other Financial Assets	11,221,494	—	—	—	—	11,221,494
Loans and Other Financing	180,043,930	178,211,585	80,880,191	131,022,366	35,994,787	606,152,859
Other Debt Securities	28,143,083	—	—	—	—	28,143,083
Financial Assets Pledged as Collateral	15,725,036	—	—	—	—	15,725,036
Investments in Equity Instruments	3,400,065	—	—	—	—	3,400,065
Liabilities
Deposits	488,012,093	56,841,558	2,974,312	105,337	44	547,933,344
Liabilities at fair value through profit or loss	1,936,133	—	—	—	—	1,936,133
Derivative Financial Instruments	1,199,533	—	—	—	—	1,199,533
Other Financial Liabilities	92,068,438	—	—	—	—	92,068,438
Lease Liabilities	83,613	434,437	542,376	2,630,481	1,439,080	5,129,987
Financing Received from the Argentine Central Bank and Other Financial Institutions	5,064,925	14,694,200	5,828,763	8,446,270	—	34,034,158
Debt Securities	4,721,798	24,857,077	5,653,122	13,796,603	930,705	49,959,305
Subordinated Debt Securities	827,691	—	827,691	7,279,079	22,997,121	31,931,582

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The credit quality of debt securities as of December 31, 2020 is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Private Securities	Total as of 12.31.20
AAA	2,335,283	—	—	16,964,950	—	703,421	20,003,654
AA+	—	—	90,199	—	—	296	90,495
AA	—	—	—	—	—	56,802	56,802
Aa2	—	—	—	—	—	32,226	32,226
AA-	47,643	—	—	—	—	894,582	942,225
A+	—	—	—	—	—	1,263	1,263
A1	—	—	—	—	—	180,683	180,683
A1+	—	—	—	—	—	820,913	820,913
A	—	—	—	—	—	21,481	21,481
A2	—	—	—	—	—	108	108
A-	—	—	—	—	—	40,605	40,605
A3	—	200,768	—	—	—	—	200,768
Baa1	—	—	1,000	—	—	29,226	30,226
Baa3	—	—	—	—	—	13,293	13,293
B	—	539,371	—	—	—	—	539,371
CCC	4,103,429	—	—	—	—	—	4,103,429
C	—	—	—	—	128,324,920	17,098	128,342,018

Total	6,486,355	740,139	91,199	16,964,950	128,324,920	2,811,997	155,419,560

The credit quality of debt securities as of December 31, 2019 is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Private Securities	Total as of 12.31.19
AAA	422,241	—	—	8,485,627	—	—	8,907,868
AA+	—	—	60,303	—	—	7,229	67,532
AA	—	—	—	—	—	130,577	130,577
AA-	—	—	—	—	—	14,920	14,920
A+	—	—	—	—	—	175,635	175,635
A1+	—	—	—	—	—	639,014	639,014
A-	—	—	—	—	—	48,862	48,862
A3	—	—	—	—	—	102,484	102,484
Baa1	—	—	103,666	—	—	—	103,666
BBB	12,875	—	—	—	—	20,580	33,455
B-	—	—	—	—	—	6,336	6,336
CC	36,962	—	—	—	79,153,628	—	79,190,590
C	—	—	—	—	—	10,439	10,439

Total	472,078	—	163,969	8,485,627	79,153,628	1,156,076	89,431,378

Summary of credit risk

The following disclosures present the gross carrying amount of financial instruments to which the impairment requirements in IFRS 9 are applied and the associated allowance for loan losses.

Those credits that do not have reasonable expectations of recovering the contractual cash flows are eliminated from the Group’s assets and are recognized in “Off-balance Items”.

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Grouping of instruments for losses measured on a collective basis

For expected credit loss provisions modelled on a collective basis, a grouping of exposures is performed based on shared risks characteristics, such that risk exposures within group are homogeneous. In performing this grouping, there must be sufficient information for the group to be statistically credible. Where sufficient information is not available internally, the Group has considered benchmarking internal/external supplementary data to use for modelling purposes. The Group has identified four groupings: Retail, Retail-like, Wholesale and Naranja, amongst these four segments the Group estimates parameters in a more granular way based on the shared risk characteristics.

Stage classification

Each subsidiary of Grupo Galicia classifies financial instruments subject to impairment under IFRS 9 in stages, as follows:

•

Stage 1: in the case of retail portfolios, it includes every operation up to 31 days past due. In the case of wholesale portfolios, it considers every client whose BCRA situation indicates a normal status (A1) (i.e. low risk of bankruptcy).

•	Stage 2: considers two groups:

•	Portfolios between 31 and 90 days past due.

•	Probability of Default (“PD”) or Score with impairment risk.

•	For wholesale, it considers credit ratings for which the risk of default has increased significantly (see definition in section below).

•	Stage 3: For retail portfolios, it includes every operation amounting 90 or more days past due.

For wholesale portfolios, it considers every client whose BCRA situation indicates serious risk of bankruptcy (C, D, E).

Significant Increase in credit risk

The Group considers a financial instrument to have experienced a significant increase in credit risk when any of the following conditions exist:

[1]	The analysis of the customer’s cash flow shows that it is capable of attend adequately all its financial commitments.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Retail Portfolio

BCRA situation	Extra conditions to be considered stage 2
A, B1	- Cure
- Between 30 and 90 past due days
- Probability of Default (“PD”) or Score(*) with impairment risk
C	- It does not apply to defaulted clients

Retail-like Portfolio

BCRA situation	Extra conditions to be considered stage 2
A, B1	- Cure
- Between 30 and 90 past due days
- Probability of Default (“PD”) or Score(*) with impairment risk
C	- It does not apply to defaulted clients

Wholesale Portfolio

BCRA situation	Extra conditions to be considered stage 2
A	- Cure
- BCRA situation B1
- Probability of Default (“PD”) or Score(*) with impairment risk
C	- It does not apply to defaulted clients

(*)	Internal scoring.

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

IFRS 9 establishes the following standards regarding the estimation of credit loss:

•	An unbiased weighted probability index determined by the evaluation of different outcomes.

•	Time value of money

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•	Reasonable and sustainable information available at no additional cost or effort that provides evidence to support forecasts, as well as present conditions and past events.

According to IFRS 9, the company prepared three different scenarios with different probabilities: a central scenario with 70 % probability of occurrence, a downside scenario with 15 % probability of occurrence and an upside scenario with 15 % probability of occurrence.

Scenario Probabilities	Base	Optimistic	Pessimistic
Retail, Retail like and Wholesale	70%	15%	15%
Naranja	70%	15%	15%

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

Key macroeconomic variables used in the scenarios described below are shown in the table:

Macroeconomic Variable Projections		QI - 2020	QII - 2020	QIII - 2020	QIV - 2020
GDP	Base	-2.8%	15.6%	2.5%	-0.7%
GDP	Optimistic	-2.2%	17.8%	5.1%	2.7%
GDP	Pessimistic	-3.1%	14.2%	-3.8%	-10.2%
Unemployment Rate	Base	7.6%	-15.6%	-10.4%	-12.3%
Unemployment Rate	Optimistic	16.3%	-10.1%	-11.3%	-15.3%
Unemployment Rate	Pessimistic	20.1%	6.2%	21.9%	34.8%
Real Salary	Base	-16.6%	-8.6%	-1.7%	3.3%
Real Salary	Optimistic	-13.2%	-7.7%	-2.1%	4.3%
Real Salary	Pessimistic	-10.9%	-4.7%	-3.7%	-5.9%
Badlar	Base	48.8%	42.2%	31.1%	4.3%
Badlar	Optimistic	38.3%	25.9%	13.0%	-13.0%
Badlar	Pessimistic	15.0%	35.4%	101.7%	44.9%

These variations were calculated based on annual basis.

Grupo Galicia has also carried out sensitivity analysis to assess the impact of volatility on macroeconomic variables on the result of the expected credit losses.

Scenario 1 (change in the probability of the macroeconomic scenarios)	Base scenario	Sensitivity
Regular scenario	70%	45%
Positive scenario	15%	10%
Negative scenario	15%	45%

Grupo Financiero Galicia ECL	37,332,952	38,008,542
Retail, Retail like and Wholesale ECL	31,187,671	31,703,980
Naranja ECL	6,145,281	6,304,562

Scenario 2 (change in forecast PIB, inflation, nominal exchange rate, unemployment, current account)	Regular scenario	Positive scenario	Negative scenario
Macroeconomic scenario probability	70%	15%	15%

		Sensitivity
GDP	-5%	1%	-15%
Unemployment Rate	-8%	-6%	40%
Real Salary	-2%	-4%	-5%
Badlar	40%	10%	120%

Grupo Financiero Galicia ECL		37,467,704
Retail, Retail like and Wholesale RCL		31,101,450
Naranja ECL		6,366,254

Post-model adjustments

Since March 2020, the Argentine Central Bank implemented a series of measures to reduce the economic consequences of COVID-19 pandemic, among which are the deferral of payments and suspension of the collection of punitive interest in case of default in payments of loan installments, being the credit cards loans excluded from this benefit.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Thus, considering the adverse economic context that the country is going through, borrower credit uncertainty and measures issued by the Argentine Central Bank, the management recognized an additional credit loss allowance to that obtained through the statistical model of ECL on the deferred loan portfolio, which shows the potential impairment due to the macroeconomic context, once the implemented measures are lifted by the Argentine Central Bank.

The management measured the additional impact on the allowance from the estimation of the expected credit loss of loan portfolios which have deferred payments, based on new probabilities of default (PD) estimated using adjusted roll rates for the affected segments (mortgage, personal ,and restructured loans within the retail portfolio and debt notes of the retail like portfolio). The overlay also included a “Lifetime Adjustment”.

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

The following table contains an analysis of the credit risk exposure of financial instruments for which an ECL allowance is recognized.

	Retail Portfolio
	December 31, 2020				December 31, 2019
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	115,540,641	47,518,146	—	163,058,787	147,407,781
1-30	1,378,181	1,164,534	1,509,705	4,052,420	4,448,958
31-60	—	997,662	48,665	1,046,327	1,940,358
61-90	—	561,381	94,732	656,113	1,093,520
Default	—	—	5,556,973	5,556,973	5,829,065

Gross Carrying amount	116,918,822	50,241,723	7,210,075	174,370,620	160,719,682
Loss allowance	(4,954,235)	(12,628,050)	(5,893,949)	(23,476,234)	(14,299,064)

Net Carrying amount	111,964,587	37,613,673	1,316,126	150,894,386	146,420,618

	Retail like Portfolio
	December 31, 2020				December 31, 2019
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	104,800,495	12,159,876	961,171	117,921,542	51,512,818
1-30	968,840	542,107	218,040	1,728,987	2,729,542
31-60	—	209,942	6,511	216,453	305,087
61-90	—	45,021	15,885	60,906	435,629
Default	—	—	1,187,351	1,187,351	3,318,130

Gross Carrying amount	105,769,335	12,956,946	2,388,958	121,115,239	58,301,206
Loss allowance	(559,205)	(2,130,872)	(1,831,739)	(4,521,816)	(4,103,299)

Net Carrying amount	105,210,130	10,826,074	557,219	116,593,423	54,197,907

	Wholesale Portfolio
	December 31, 2020				December 31, 2019
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
A	263,742,041	12,556,395	—	276,298,436	288,340,517
B1	—	1,002,250	—	1,002,250	514,223
Default	—	—	796,138	796,138	6,638,965

Gross Carrying amount	263,742,041	13,558,645	796,138	278,096,824	295,493,705
Loss allowance	(1,959,717)	(623,103)	(606,801)	(3,189,621)	(7,096,646)

Net Carrying amount	261,782,324	12,935,542	189,337	274,907,203	288,397,059

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Naranja
	December 31, 2020				December 31, 2019
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	85,988,867	1,003,472	263,172	87,255,511	61,842,678
1-30	3,231,993	225,959	56,048	3,514,000	3,652,592
31-60	—	853,081	47,855	900,936	1,760,530
61-90	—	373,206	30,348	403,554	919,425
Default	—	—	1,974,836	1,974,836	7,597,388

Gross Carrying amount	89,220,860	2,455,718	2,372,259	94,048,837	75,772,613
Loss allowance	(3,707,641)	(589,155)	(1,848,485)	(6,145,281)	(10,092,365)

Net Carrying amount	85,513,219	1,866,563	523,774	87,903,556	65,680,248

	Retail Portfolio
	December 31, 2019				December 31, 2018
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	106,961,239	39,204,462	1,242,080	147,407,781	189,552,804
1-30	2,127,002	2,069,604	252,352	4,448,958	7,164,281
31-60	—	1,718,377	221,981	1,940,358	3,190,264
61-90	—	719,178	374,342	1,093,520	1,652,119
Default	—	—	5,829,065	5,829,065	7,080,891

Gross Carrying amount	109,088,241	43,711,621	7,919,820	160,719,682	208,640,359
Loss allowance	(5,514,025)	(2,554,594)	(6,230,445)	(14,299,064)	(15,659,979)

Net Carrying amount	103,574,216	41,157,027	1,689,375	146,420,618	192,980,380

	Retail like Portfolio
	December 31, 2019				December 31, 2018
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	44,985,250	5,850,798	676,770	51,512,818	67,804,625
1-30	1,779,010	725,260	225,272	2,729,542	2,774,228
31-60	—	217,775	87,312	305,087	704,220
61-90	—	234,578	201,051	435,629	548,510
Default	—	—	3,318,130	3,318,130	3,764,864

Gross Carrying amount	46,764,260	7,028,411	4,508,535	58,301,206	75,596,447
Loss allowance	(480,463)	(199,468)	(3,423,368)	(4,103,299)	(3,616,367)

Net Carrying amount	46,283,797	6,828,943	1,085,167	54,197,907	71,980,080

	Wholesale Portfolio
	December 31, 2019				December 31, 2018
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
A	280,598,191	7,742,326	—	288,340,517	296,480,994
B1	—	514,223	—	514,223	(4,604,821)
Default	—	—	6,638,965	6,638,965	5,268,147

Gross Carrying amount	280,598,191	8,256,549	6,638,965	295,493,705	297,144,320
Loss allowance	(679,001)	(301,216)	(6,116,429)	(7,096,646)	(2,661,522)

Net Carrying amount	279,919,190	7,955,333	522,536	288,397,059	294,482,798

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Naranja
	December 31, 2019				December 31, 2018
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	60,762,833	724,351	355,494	61,842,678	82,799,332
1-30	3,314,275	216,244	122,073	3,652,592	7,369,251
31-60	—	1,656,414	104,116	1,760,530	3,564,361
61-90	—	856,384	63,041	919,425	1,967,627
Default	—	—	7,597,388	7,597,388	7,931,114

Gross Carrying amount	64,077,108	3,453,393	8,242,112	75,772,613	103,631,685
Loss allowance	(2,754,583)	(958,629)	(6,379,153)	(10,092,365)	(11,114,984)

Net Carrying amount	61,322,525	2,494,764	1,862,959	65,680,248	92,516,701

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

This table provides information on balance sheet items and their collateral in offsets as well as loan and other credit-related commitments.

Assets Subject to Impairment

Item	Carrying Amount	Loss Allowances	Gross Carrying Amount	Collateral´s Fair Value
Advances	29,219,431	(679,786)	28,539,645	—
Mortgage Loans	143,769,344	(522,696)	143,246,648	—
Pledge Loans	16,486,335	(5,320,236)	11,166,099	148,099,128
Personal Loans	11,586,593	(109,735)	11,476,858	32,538,883
Credit Card Loans	36,504,158	(8,787,760)	27,716,398	—
Financial Leases	241,793,015	(16,713,933)	225,079,082	—
Overdrafts	1,855,070	(36,388)	1,818,682	—
Pre-financing export loans	29,487,016	(629,027)	28,857,989	—
Others	138,001,603	(4,489,715)	133,511,888	1,784,133
Other Debt Securities	18,928,955	(43,676)	18,885,279	—

Total as of December 31, 2020	667,631,520	(37,332,952)	630,298,568	182,422,144

The following table shows information about the mortgage portfolio LTV distribution.

Mortgages Portfolio -LTV Distribution	Exposure
Lower than 50%	3,807
50 to 60%	282
60 to 70%	576
70 to 80%	436
80 to 90%	495
90 to 100%	4,765
Higher than 100%	20,599

Total	30,960

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following tables explain the changes in the loss allowance between the beginning and the end of the annual period due to these factors:

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2019	5,514,025	2,554,594	6,230,445	—	14,299,064
Inflation effect	(2,119,898)	(2,350,556)	(2,434,533)	—	(6,904,987)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(498,483)	498,483	—	—	—
Transfer from Stage 1 to Stage 3	(118,204)	—	118,204	—	—
Transfer from Stage 2 to Stage 1	387,515	(387,515)	—	—	—
Transfer from Stage 2 to Stage 3	—	(336,064)	336,064	—	—
Transfer from Stage 3 to Stage 1	198,995	—	(198,995)	—	—
Transfer from Stage 3 to Stage 2	—	361,066	(361,066)	—	—
New Financial Assets Originated or Purchased	1,024,326	679,012	1,779,747	—	3,483,085
Changes in PDs/LGDs/EADs	(129,815)	1,080,703	1,028,008	—	1,978,896
Changes to model assumptions and methodologies	1,010,684	9,351,243	2,365,584	—	12,727,511
Foreign exchange and other movements	651,290	1,716,169	335,600	—	2,703,059
Other movements with no P&L impact
Write-offs and other movements	(966,200)	(539,085)	(3,305,109)	—	(4,810,394)

Loss Allowance as of December 31, 2020	4,954,235	12,628,050	5,893,949	—	23,476,234

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2019	480,463	199,468	3,423,368	—	4,103,299
Inflation effect	(217,336)	(395,100)	(1,202,902)	—	(1,815,338)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(36,222)	36,222	—	—	—
Transfer from Stage 1 to Stage 3	(3,402)	—	3,402	—	—
Transfer from Stage 2 to Stage 1	29,362	(29,362)	—	—	—
Transfer from Stage 2 to Stage 3	—	(8,796)	8,796	—	—
Transfer from Stage 3 to Stage 1	(17,165)	—	17,165	—	—
Transfer from Stage 3 to Stage 2	—	72,278	(72,278)	—	—
New Financial Assets Originated or Purchased	396,426	133,391	1,107,514	—	1,637,331
Changes in PDs/LGDs/EADs	1,213,269	384,169	58,150	—	1,655,588
Changes to model assumptions and methodologies	(1,192,104)	1,471,030	541,170	—	820,096
Foreign exchange and other movements	104,533	377,770	283,658	—	765,961
Other movements with no P&L impact
Write-offs and other movements	(198,619)	(110,198)	(2,336,304)	—	(2,645,121)

Loss Allowance as of December 31, 2020	559,205	2,130,872	1,831,739	—	4,521,816

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2019	679,001	301,216	6,116,429	—	7,096,646
Inflation effect	(562,741)	(201,577)	(1,742,132)	—	(2,506,450)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(60,395)	60,395	—	—	—
Transfer from Stage 1 to Stage 3	(13)	—	13	—	—
Transfer from Stage 2 to Stage 1	5,354	(5,354)	—	—	—
Transfer from Stage 2 to Stage 3	—	(17,065)	17,065	—	—
Transfer from Stage 3 to Stage 1	—	—	—	—	—
Transfer from Stage 3 to Stage 2	—	—	—	—	—
New Financial Assets Originated or Purchased	516,802	85,037	43,764	—	645,603
Changes in PDs/LGDs/EADs	118,388	26,417	13	—	144,818
Changes to model assumptions and methodologies	1,521,179	363,383	779,725	—	2,664,287
Foreign exchange and other movements	455,386	138,548	134,717	—	728,651
Other movements with no P&L impact
Write-offs and other movements	(713,244)	(127,897)	(4,742,793)	—	(5,583,934)

Loss Allowance as of December 31, 2020	1,959,717	623,103	606,801	—	3,189,621

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Naranja	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2019	2,754,583	958,629	6,379,153	—	10,092,365
Inflation effect	(1,139,035)	(319,282)	(1,896,750)	—	(3,355,067)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(72,171)	72,171	—	—	—
Transfer from Stage 1 to Stage 3	(145,729)	—	145,729	—	—
Transfer from Stage 2 to Stage 1	—	(155,018)	155,018	—	—
Transfer from Stage 2 to Stage 3	173,949	(173,949)	—	—	—
Transfer from Stage 3 to Stage 1	108,373	—	(108,373)	—	—
Transfer from Stage 3 to Stage 2	—	13,578	(13,578)	—	—
New Financial Assets Originated or Purchased	2,549,927	199,345	168,275	—	2,917,547
Changes in PDs/LGDs/EADs	265,208	66,142	186,064	—	517,414
Changes to model assumptions and methodologies	—	—	—	—	—
Foreign exchange and other movements	773,817	124,733	391,352	—	1,289,902
Other movements with no P&L impact
Write-offs and other movements	(1,561,281)	(197,194)	(3,558,405)	—	(5,316,880)

Loss Allowance as of December 31, 2020	3,707,641	589,155	1,848,485	—	6,145,281

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2018	5,446,096	4,853,535	5,360,348	—	15,659,979
Inflation effect	(2,638,825)	(2,033,094)	(2,699,649)	—	(7,371,568)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(737,405)	737,405	—	—	—
Transfer from Stage 1 to Stage 3	(76,120)	—	76,120	—	—
Transfer from Stage 2 to Stage 1	629,942	(629,942)	—	—	—
Transfer from Stage 2 to Stage 3	—	(454,456)	454,456	—	—
Transfer from Stage 3 to Stage 1	28,855	—	(28,855)	—	—
Transfer from Stage 3 to Stage 2	—	47,182	(47,182)	—	—
New Financial Assets Originated or Purchased	1,327,881	774,816	3,411,401	—	5,514,098
Changes in PDs/LGDs/EADs	1,186,973	(329,590)	49,940	—	907,323
Changes to model assumptions and methodologies	(235,416)	1,000,727	265,557	—	1,030,868
Foreign exchange and other movements	1,147,613	116,244	1,016,936	—	2,280,793
Other movements with no P&L impact
Write-offs and other movements	(565,569)	(1,528,233)	(1,628,627)	—	(3,722,429)

Loss Allowance as of December 31, 2019	5,514,025	2,554,594	6,230,445	—	14,299,064

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2018	559,063	586,665	2,470,639	—	3,616,367
Inflation effect	(297,080)	(247,408)	(1,587,345)	—	(2,131,833)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(33,806)	33,806	—	—	—
Transfer from Stage 1 to Stage 3	(1,955)	—	1,955	—	—
Transfer from Stage 2 to Stage 1	23,109	(23,109)	—	—	—
Transfer from Stage 2 to Stage 3	—	(39,816)	39,816	—	—
Transfer from Stage 3 to Stage 1	1,600	—	(1,600)	—	—
Transfer from Stage 3 to Stage 2	—	12,684	(12,684)	—	—
New Financial Assets Originated or Purchased	324,042	96,077	2,747,257	—	3,167,376
Changes in PDs/LGDs/EADs	61,555	(13,733)	137,977	—	185,799
Changes to model assumptions and methodologies	(66,337)	49,762	377,340	—	360,765
Foreign exchange and other movements	156,997	34,393	839,392	—	1,030,782
Other movements with no P&L impact
Write-offs and other movements	(246,725)	(289,853)	(1,589,379)	—	(2,125,957)

Loss Allowance as of December 31, 2019	480,463	199,468	3,423,368	—	4,103,299

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2018	1,101,084	162,022	1,398,416	—	2,661,522
Inflation effect	(644,265)	(116,256)	(1,698,724)	—	(2,459,245)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(38,584)	38,584	—	—	—
Transfer from Stage 1 to Stage 3	(79)	—	79	—	—
Transfer from Stage 2 to Stage 1	84,927	(84,927)	—	—	—
Transfer from Stage 2 to Stage 3	—	(1,398)	1,398	—	—
Transfer from Stage 3 to Stage 1	3	—	(3)	—	—
Transfer from Stage 3 to Stage 2	—	56,497	(56,497)	—	—
New Financial Assets Originated or Purchased	524,555	127,939	287,888	—	940,382
Changes in PDs/LGDs/EADs	(151,260)	9,780	5,051,844	—	4,910,364
Changes to model assumptions and methodologies	(22,269)	155,158	16,239	—	149,128
Foreign exchange and other movements	291,778	63,427	1,445,286	—	1,800,491
Other movements with no P&L impact
Write-offs and other movements	(466,889)	(109,610)	(329,497)	—	(905,996)

Loss Allowance as of December 31, 2019	679,001	301,216	6,116,429	—	7,096,646

	Stage 1	Stage 2	Stage 3
Naranja	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2018	2,882,959	3,858,958	4,373,067	—	11,114,984
Inflation effect	(1,447,146)	(1,502,938)	(2,545,295)	—	(5,495,379)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(69,501)	69,501	—	—	—
Transfer from Stage 1 to Stage 3	(146,043)	—	146,043	—	—
Transfer from Stage 2 to Stage 1	926,454	(926,454)	—	—	—
Transfer from Stage 2 to Stage 3	—	(926,550)	926,550	—	—
Transfer from Stage 3 to Stage 1	12,958	—	(12,958)	—	—
Transfer from Stage 3 to Stage 2	—	3,767	(3,767)	—	—
New Financial Assets Originated or Purchased	147,103	1,287,841	4,156,431	—	5,591,375
Changes in PDs/LGDs/EADs	537,543	452,605	582,337	—	1,572,485
Changes to model assumptions and methodologies	(421,414)	(944,633)	(11,813)	—	(1,377,860)
Foreign exchange and other movements	601,532	204,060	1,357,907	—	2,163,499
Other movements with no P&L impact
Write-offs and other movements	(269,862)	(617,528)	(2,589,349)	—	(3,476,739)

Loss Allowance as of December 31, 2019	2,754,583	958,629	6,379,153	—	10,092,365

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2017	2,290,310	1,920,604	3,510,570	—	7,721,484
Inflation effect	(739,086)	(619,787)	(1,132,871)	—	(2,491,744)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(76,341)	76,341	—	—	—
Transfer from Stage 1 to Stage 3	(27,194)	—	27,194	—	—
Transfer from Stage 2 to Stage 1	129,152	(129,152)	—	—	—
New Financial Assets Originated or Purchased	1,424,772	2,882,551	3,384,236	—	7,691,559
Changes in PDs/LGDs/EADs	2,800,850	1,974,132	3,925,774	—	8,700,756
Foreign exchange and other movements	97,818	55,599	(20,473)	—	132,944
Other movements with no P&L impact
Transfers:
Transfer from Stage 2 to Stage 3	—	(85,466)	85,466	—	—
Transfer from Stage 3 to Stage 2	—	60,031	(60,031)	—	—
Write-offs and other movements	(454,185)	(1,281,318)	(4,359,517)	—	(6,095,020)

Loss Allowance as of December 31, 2018	5,446,096	4,853,535	5,360,348	—	15,659,979

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2017	464,424	266,037	1,291,276	—	2,021,737
Inflation effect	(149,871)	(85,853)	(416,696)	—	(652,420)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(8,191)	8,191	—	—	—
Transfer from Stage 1 to Stage 3	(1,556)	—	1,556	—	—
Transfer from Stage 2 to Stage 1	20,053	(20,053)	—	—	—
New Financial Assets Originated or Purchased	379,522	410,461	1,817,884	—	2,607,867
Changes in PDs/LGDs/EADs	252,137	186,400	1,099,662	—	1,538,199
Foreign exchange and other movements	35,695	34,068	184,701	—	254,464
Other movements with no P&L impact
Transfers:
Transfer from Stage 2 to Stage 3	—	(6,147)	6,147	—	—
Transfer from Stage 3 to Stage 2	—	6,587	(6,587)	—	—
Write-offs and other movements	(433,150)	(213,026)	(1,507,304)	—	(2,153,480)

Loss Allowance as of December 31, 2018	559,063	586,665	2,470,639	—	3,616,367

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2017	443,517	94,680	1,033,797	—	1,571,994
Inflation effect	(143,127)	(30,550)	(333,605)	—	(507,282)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(3,920)	3,920	—	—	—
Transfer from Stage 1 to Stage 3	(375)	—	375	—	—
Transfer from Stage 2 to Stage 1	5,858	(5,858)	—	—	—
New Financial Assets Originated or Purchased	834,593	90,364	—	—	924,957
Changes in PDs/LGDs/EADs	309,539	82,253	160,037	—	551,829
Foreign exchange and other movements	(14,289)	20,924	524,932	—	531,567
Other movements with no P&L impact
Transfers:
Transfer from Stage 2 to Stage 3	—	(12,880)	12,880	—	—
Write-offs and other movements	(330,712)	(80,831)	—	—	(411,543)

Loss Allowance as of December 31, 2018	1,101,084	162,022	1,398,416	—	2,661,522

	Stage 1	Stage 2	Stage 3
Naranja	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2017	1,893,842	2,660,280	3,566,912	—	8,121,034
Inflation effect	(611,149)	(858,476)	(1,151,051)	—	(2,620,676)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(232,792)	232,792	—	—	—
Transfer from Stage 1 to Stage 3	(84,391)	—	84,391	—	—
Transfer from Stage 2 to Stage 1	451,410	(451,410)	—	—	—
New Financial Assets Originated or Purchased	1,077,725	1,539,491	1,086,139	—	3,703,355
Changes in PDs/LGDs/EADs	748,465	2,540,874	4,918,665	—	8,208,004
Foreign exchange and other movements	(269,272)	(439,982)	—	—	(709,254)
Other movements with no P&L impact
Transfers:
Transfer from Stage 2 to Stage 3	—	(587,160)	587,160	—	—
Transfer from Stage 3 to Stage 1	20,239	—	(20,239)	—	—
Transfer from Stage 3 to Stage 2	—	22,840	(22,840)	—	—
Write-offs and other movements	(111,118)	(800,291)	(4,676,070)	—	(5,587,479)

Loss Allowance as of December 31, 2018	2,882,959	3,858,958	4,373,067	—	11,114,984

The following table further explains changes in the gross carrying amount of specific segment portfolio to help explain their significance to the changes in the loss allowance:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2019	109,088,241	43,711,621	7,919,820	—	160,719,682
Transfers:
Transfers from Stage 1 to Stage 2	(13,927,874)	13,927,874	—	—	—
Transfers from Stage 1 to Stage 3	(1,547,026)	—	1,547,026	—	—
Transfers from Stage 2 to stage 1	9,476,779	(9,476,779)	—	—	—
Transfers from Stage 2 to Stage 3	—	(1,510,981)	1,510,981	—	—
Transfers from Stage 3 to Stage 2	—	559,745	(559,745)	—	—
Transfers from Stage 3 to Stage 1	290,100	—	(290,100)	—	—
Financial assets derecognized during the period other than write-offs	(11,928,884)	(3,444,031)	(3,940,595)	—	(19,313,510)
New financial assets originated or purchased	29,264,738	8,648,366	2,189,870	—	40,102,974
FX and other movements	25,161,879	9,429,822	935,254	—	35,526,955
Inflation Effect	(28,959,131)	(11,603,914)	(2,102,436)	—	(42,665,481)

Gross carrying amount as of December 31, 2020	116,918,822	50,241,723	7,210,075	—	174,370,620

	Stage 1	Stage 2	Stage 3
Retail like Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2019	46,764,260	7,028,411	4,508,535	—	58,301,206
Transfers:
Transfers from Stage 1 to Stage 2	(3,290,768)	3,290,768	—	—	—
Transfers from Stage 1 to Stage 3	(132,027)	—	132,027	—	—
Transfers from Stage 2 to Stage 1	1,697,439	(1,697,439)	—	—	—
Transfers from Stage 2 to Stage 3	—	(110,371)	110,371	—	—
Transfers from Stage 3 to Stage 2	—	142,658	(142,658)	—	—
Transfers from Stage 3 to Stage 1	32,005	—	(32,005)	—
Financial assets derecognized during the period other than write-offs	(17,132,751)	(1,255,604)	(2,968,605)	—	(21,356,960)
New financial assets originated or purchased	76,897,926	4,573,084	1,465,317	—	82,936,327
FX and other movements	13,347,534	2,851,237	512,835	—	16,711,606
Inflation Effect	(12,414,283)	(1,865,798)	(1,196,859)	—	(15,476,940)

Gross carrying amount as of December 31, 2020	105,769,335	12,956,946	2,388,958	—	121,115,239

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2019	280,598,191	8,256,549	6,638,965	—	295,493,705
Transfers:
Transfers from Stage 1 to Stage 2	(6,918,520)	6,918,520	—	—	—
Transfers from Stage 1 to Stage 3	—	—	—	—	—
Transfers from Stage 2 to Stage 1	471,842	(471,842)	—	—	—
Transfers from Stage 2 to Stage 3	—	(132,221)	132,221	—	—
Transfers from Stage 3 to Stage 2	—	—	—	—	—
Transfers from Stage 3 to Stage 1	—	—	—	—	—
Financial assets derecognized during the period other than write-offs	(102,627,396)	(2,758,287)	(325,587)	—	(105,711,270)
New financial assets originated or purchased	218,915,986	4,227,395	81,296	—	223,224,677
FX and other movements	(52,209,009)	(289,643)	(3,968,340)	—	(56,466,992)
Inflation Effect	(74,489,053)	(2,191,826)	(1,762,417)	—	(78,443,296)

Gross carrying amount as of December 31, 2020	263,742,041	13,558,645	796,138	—	278,096,824

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Naranja	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2019	64,077,108	3,453,393	8,242,112	—	75,772,613
Transfers:
Transfers from Stage 1 to Stage 2	(1,125,451)	1,125,451	—	—	—
Transfers from Stage 1 to Stage 3	(1,376,997)	—	1,376,997	—	—
Transfers from Stage 2 to Stage 1	—	(505,324)	505,324	—	—
Transfers from Stage 2 to Stage 3	869,079	(869,079)	—	—	—
Transfers from Stage 3 to Stage 2	—	23,171	(23,171)	—	—
Transfers from Stage 3 to Stage 1	183,698	—	(183,698)	—	—
Financial assets derecognized during the period other than write-offs	(2,811,379)	(942,188)	(5,698,219)	—	(9,451,786)
New financial assets originated or purchased	46,738,397	1,058,663	273,158	—	48,070,218
FX and other movements	(440,215)	38,646	92,235	—	(309,334)
Inflation Effect	(16,893,380)	(927,015)	(2,212,479)	—	(20,032,874)

Gross carrying amount as of December 31, 2020	89,220,860	2,455,718	2,372,259	—	94,048,837

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2018	172,450,615	29,108,855	7,080,891	—	208,640,361
Transfers:
Transfers from Stage 1 to Stage 2	(37,581,890)	37,581,890	—	—	—
Transfers from Stage 1 to Stage 3	(2,165,255)	—	2,165,255	—	—
Transfers from Stage 2 to Stage 1	13,388,560	(13,388,560)	—	—	—
Transfers from Stage 2 to Stage 3	—	(1,915,261)	1,915,261	—	—
Transfers from Stage 3 to Stage 2	—	74,220	(74,220)	—	—
Transfers from Stage 3 to Stage 1	49,640	—	(49,640)	—	—
Financial assets derecognized during the period other than write-offs	(20,427,940)	(5,018,864)	(4,264,363)	—	(29,711,167)
New financial assets originated or purchased	26,894,580	9,264,446	4,491,277	—	40,650,303
FX and other movements	16,827,627	(1,808,697)	(866,741)	—	14,152,189
Inflation Effect	(60,347,696)	(10,186,408)	(2,477,900)	—	(73,012,004)

Gross carrying amount as of December 31, 2019	109,088,241	43,711,621	7,919,820	—	160,719,682

	Stage 1	Stage 2	Stage 3
Retail like Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2018	63,122,213	8,709,371	3,764,864	—	75,596,448
Transfers:
Transfers from Stage 1 to Stage 2	(4,996,285)	4,996,285	—	—	—
Transfers from Stage 1 to Stage 3	(245,369)	—	245,369	—	—
Transfers from Stage 2 to Stage 1	828,828	(828,828)	—	—	—
Transfers from Stage 2 to Stage 3	—	(406,583)	406,583	—	—
Transfers from Stage 3 to Stage 2	—	26,100	(26,100)	—	—
Transfers from Stage 3 to Stage 1	7,576	—	(7,576)	—	—
Financial assets derecognized during the period other than write-offs	(20,470,141)	(4,219,661)	(2,287,429)	—	(26,977,231)
New financial assets originated or purchased	28,523,815	2,004,755	3,724,145	—	34,252,715
FX and other movements	2,082,732	(205,253)	6,163	—	1,883,642
Inflation Effect	(22,089,109)	(3,047,775)	(1,317,484)	—	(26,454,368)

Gross carrying amount as of December 31, 2019	46,764,260	7,028,411	4,508,535	—	58,301,206

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2018	279,116,409	12,748,427	5,279,483	—	297,144,319
Transfers:
Transfers from Stage 1 to Stage 2	(8,442,902)	8,442,902	—	—	—
Transfers from Stage 1 to Stage 3	(8,821)	—	8,821	—	—
Transfers from Stage 2 to Stage 1	2,469,057	(2,469,057)	—	—	—
Transfers from Stage 2 to Stage 3	—	(28,659)	28,659	—	—
Transfers from Stage 3 to Stage 2	—	123,716	(123,716)	—	—
Transfers from Stage 3 to Stage 1	972	—	(972)	—	—
Financial assets derecognized during the period other than write-offs	(127,647,061)	(6,101,582)	(161,928)	—	(133,910,571)
New financial assets originated or purchased	225,010,476	4,050,575	430,415	—	229,491,466
FX and other movements	4,728,212	(4,048,564)	3,025,715	—	3,705,363
Inflation Effect	(94,628,151)	(4,461,209)	(1,847,512)	—	(100,936,872)

Gross carrying amount as of December 31, 2019	280,598,191	8,256,549	6,638,965	—	295,493,705

	Stage 1	Stage 2	Stage 3
Naranja	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2018	81,852,887	13,847,683	7,931,114	—	103,631,684
Transfers:
Transfers from Stage 1 to Stage 2	(1,511,927)	1,511,927	—	—	—
Transfers from Stage 1 to Stage 3	(2,532,826)	—	2,532,826	—	—
Transfers from Stage 2 to Stage 1	3,537,875	(3,537,875)	—	—	—
Transfers from Stage 2 to Stage 3	—	(3,074,964)	3,074,964	—	—
Transfers from Stage 3 to Stage 2	—	7,711	(7,711)	—	—
Transfers from Stage 3 to Stage 1	26,448	—	(26,448)	—	—
Financial assets derecognized during the period other than write-offs	(2,185,596)	(1,586,931)	(3,469,725)	—	(7,242,252)
New financial assets originated or purchased	14,124,048	1,344,667	1,174,583	—	16,643,298
FX and other movements	(590,047)	(212,942)	(192,062)	—	(995,051)
Inflation Effect	(28,643,754)	(4,845,883)	(2,775,429)	—	(36,265,066)

Gross carrying amount as of December 31, 2019	64,077,108	3,453,393	8,242,112	—	75,772,613

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

c) Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. and Summary Proceedings Commenced by the Argentine Central Bank

The penalties imposed and the summary proceedings commenced by the Argentine Central Bank are detailed in Note 52.

The provisions for contingencies recorded are as follows:

	12.31.20	12.31.19
Other Contingencies	3,708,589	3,672,138
For Commercial Lawsuits/Legal matters	2,758,425	2,862,007
For Labor Lawsuits	268,689	230,095
For Claims and Credit Cards	1,097	1,493
For Guarantees Granted	1,142	1,555
For Other Contingencies	458,412	343,701
For Termination Benefits	220,824	233,287
Difference for Dollarization of Judicial Deposits—Communication “A” 4686	62,402	60,372
Administrative, Disciplinary and Criminal Penalties	5,306	7,224

Total	3,776,297	3,739,734

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

The financial instruments subject to offsetting, master netting agreements and similar agreements as of December 31, 2020 and 2019 are as follows:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Offsetting effects on Statement of Financial Position			Related amounts not offset
12.31.20	Gross Amount	Offset Amount	Net amounts in Statement Financial Position	Subject to netting agreements	Total Net Amount
Financial Assets
Derivate Instruments	27,671	—	27,671	(25,086)	2,585

Total	27,671	—	27,671	(25,086)	2,585

Financial Liabilities
Derivate Instruments	31,493	—	31,493	(25,086)	6,407

Total	31,493	—	31,493	(25,086)	6,407

	Offsetting effects on Statement of Financial Position			Related amounts not offset
12.31.19	Gross Amount	Offset Amount	Net amounts in Statement Financial Position	Subject to netting agreements	Total Net Amount
Financial Assets
Derivate Instruments	116,438	—	116,438	(99,124)	17,314

Total	116,438	—	116,438	(99,124)	17,314

Financial Liabilities
Derivate Instruments	170,930	—	170,930	(99,124)	71,806

Total	170,930	—	170,930	(99,124)	71,806

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

The credit exposure for these transactions is detailed below.

	12.31.20	12.31.19
Agreed Credits	33,133,907	27,162,163
Documentary Export and Import Credits	2,483,005	3,534,722
Guarantees Granted	12,658,942	21,963,779
Liabilities for Foreign Trade Operations	916,751	2,317,141

The fees and commissions related to the items mentioned above as of the indicated dates were as follows:

	12.31.20	12.31.19
For Agreed Credits	19,432	141,340
For Documentary Export and Import Credits	104,595	123,828
For Guarantees Granted	72,070	327,608

The credit risk of these instruments is essentially the same as that involved in lending credit facilities to customers.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

To grant guarantees to our customers, we may require counter-guarantees, which, classified by type, amount to:

	12.31.20	12.31.19
Other Preferred Guarantees Received	65,887	1,265,645
Other Guarantees Received	285,247	713,086

Additionally, checks to be debited and credited, as well as other elements in the collection process, such as, notes, invoices and miscellaneous items, are recorded in memorandum accounts until the related instrument is approved or accepted.

The risk of loss in these offsetting transactions is not significant.

	12.31.20	12.31.19
Values to be Debited	7,001,365	7,311,215
Values to be Credited	10,518,835	9,197,463
Values for Collection	85,197,420	52,424,444

The Group acts as trustee by virtue of trust agreements to secure obligations derived from several agreements between parties. The amounts of trust funds and securities held in custody as of the indicated dates are as follows:

	12.31.20	12.31.19
Trust Funds	8,780,506	9,480,177
Securities Held in Escrow	804,332,490	633,438,634

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

NOTE 50. NON-CONTROLLING INTEREST

The following tables provide information about each subsidiary that has a non-controlling interest.

The non-controlling equity investment percentages and votes as of the indicated dates are as follows:

Company	Place of Business	12.31.20	12.31.19
Cobranzas Regionales S.A.	Códoba - Argentina	0.00%	17.00%
Galicia Broker Asesores de Seguros S.A.	CABA - Argentina	0.01%	0.01%
Galicia Retiro Compañía de Seguros S.A.	CABA - Argentina	0.00%	0.00%
Galicia Seguros S.A.	CABA - Argentina	0.00%	0.00%
Naranja Digital Compañía Financiera S.A.U.	CABA - Argentina	0.00%	17.00%
Ondara S.A.	CABA - Argentina	0.00%	16.15%
Tarjeta Naranja S.A.	Códoba - Argentina	0.00%	17.00%
Tarjetas Regionales S.A.	CABA - Argentina	0.00%	17.00%

Changes in the Group’s non-controlling interests as of the indicated dates were as follows:

Company	Balance as of 12.31.19	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.20
Cobranzas Regionales S.A.	(26,636)	—	—	(49,983)	(76,619)
Galicia Broker Asesores de Seguros S.A.	4	—	—	(1)	3
Galicia Retiro Compañía de Seguros S.A.	4	—	—	(4)	—
Galicia Seguros S.A.	5	—	—	(5)	—
Naranja Digital Compañía Financiera S.A.U.	(20,522)	—	—	(50,273)	(70,795)
Ondara S.A.	11,382	—	—	(879)	10,503
Tarjeta Naranja S.A.	3,439,901	—	—	514,371	3,954,272
Tarjetas Regionales S.A.	534,426	(4,135,824)	(143,844)	(72,119)	(3,817,361)

Total	3,938,564	(4,135,824)	(143,844)	341,107	3

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company	Balance as of 12.31.18	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.19
Cobranzas Regionales S.A.	24,327	—	—	(50,963)	(26,636)
Galicia Broker Asesores de Seguros S.A.	4	—	—	—	4
Galicia Retiro Compañía de Seguros S.A.	4	—	—	—	4
Galicia Seguros S.A.	5	—	—	—	5
Naranja Digital Compañía Financiera S.A.U.	—	—	—	(20,522)	(20,522)
Ondara S.A.	12,660	—	—	(1,278)	11,382
Tarjeta Naranja S.A.	3,121,583	—	—	318,318	3,439,901
Tarjetas Regionales S.A.	448,887	179,986	—	(94,447)	534,426

Total	3,607,470	179,986	—	151,108	3,938,564

Company	Balance as of 12.31.17	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.18
Cobranzas Regionales S.A.	27,814	—	—	(3,487)	24,327
Galicia Broker Asesores de Seguros S.A.	4	—	—	—	4
Galicia Retiro Compañía de Seguros S.A.	4	—	—	—	4
Galicia Seguros S.A.	5	—	—	—	5
Naranja Digital Compañía Financiera S.A.U.	—	—	—	—	—
Ondara S.A.	14,815	—	109	(2,264)	12,660
Tarjeta Naranja S.A.	5,688,995	(1,613,587)	(287,822)	(666,003)	3,121,583
Tarjetas Regionales S.A.	453,788	—	85,004	(89,905)	448,887

Total	6,185,425	(1,613,587)	(202,709)	(761,659)	3,607,470

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

51.1.	Controlling Entity

The Group is controlled by:

Name	Nature	Principal Line of Business	Place of Business	Equity Investment %
EBA Holding S.A.	54.09% of voting rights	Financial and Investment Operations	Autonomous City of Buenos Aires – Argentina	19.07%

51.2.	Key Personnel’s Compensation

The compensation earned by the Group’s key personnel as of December 31, 2020 and December 31, 2019 amounts to Ps.1,307,741 and Ps.976,364 respectively.

51.3.	Key Personnel’s Structure

Key personnel’s structure as of the indicated dates is as follows:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.20	12.31.19
Regular Directors	79	74
General Manager	2	2
Area Managers	13	10
Department Managers	46	67

Total	140	153

51.4.	Related Party Transactions

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

	12.31.20	12.31.19
Total Amount of Credit Assistance	1,991,604	1,499,910
Number of Addressees (quantities)	269	283
- Natural Persons	208	229
- Legal Entities	61	54
Average Amount of Credit Assistance	7,404	5,300
Maximum Assistance	508,945	596,026

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

51.5.	Amounts of Related Party Transactions

The amounts of related party transactions conducted as of the indicated dates are as follows:

	12.31.20	12.31.19
Assets
Cash and Due from Banks	1,392,563	4,634,039
Debt Securities at Fair Value through Profit or Loss	738,302	60,112
Other Financial Assets	1,659	10,390
Loans and Other Financing	3,354,891	2,693,645
Other Debt Securities	170,656	178,791
Financial Assets Pledged as Collateral	—	555
Assets for Insurance Contracts	547	—
Other Non-financial Assets	—	2,953

Total Assets	5,658,618	7,580,485

Liabilities
Deposits	1,707,028	5,587,455
Derivative Financial Instruments	—	—
Other Financial Liabilities	849,064	748,351
Financing Received from the Argentine Central Bank and other Financial Institutions	2,153,464	916,266
Debt Securities Issued	908,958	238,903
Liabilities for Insurance Contracts	23	5,457
Other Non-financial Liabilities	40,081	84,053

Total Liabilities	5,658,618	7,580,485

	12.31.20	12.31.19	12.31.18
Income (Loss)
Net Income (Loss) from Interest	226,467	490,269	58,588
Net Fee Income (Expense)	(1,085,741)	(1,201,852)	(71,981)
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	(904)	—	—
Other Operating Income (Expense)	(1,193,475)	(1,576,194)	(2,682,854)
Income from Insurance Business	2,005,616	2,389,538	2,632,514
Administrative Expenses	121,002	174,543	64,887
Other Operating Expenses	14,459	9,282	—

Total Income	87,424	285,586	1,154

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52. ADDITIONAL INFORMATION REQUIRED BY THE ARGENTINE CENTRAL BANK

52.1. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at Ps.1,500 as from May 1, 2020.

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

52.2. RESTRICTED ASSETS

As of December 31, 2020, and 2019, the ability to freely dispose of the following assets is restricted, as follows:

Banco de Galicia y Buenos Aires S.A.U.

a)	Cash and Government Securities

	12.31.20	12.31.19
For transactions in ROFEX, MAE and BYMA	3,905,372	1,782,587
For debit / credit cards transactions	3,020,109	3,083,168
For attachments	9,410	12,811
Liquid offsetting entry required to operate as CNV agent	64,020	14,641
For contribution to M.A.E.’ s Joint Guarantee Fund (Fondo de Garantía Mancomunada)	1,100	122,322
Guarantees for the Regional Economies Competitiveness Program	184,744	444,927
For other transactions (includes guarantees linked to rental contracts)	19,802	20,313

b)	Special Guarantees Accounts

Special guarantee accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions as of the indicated dates, which amount to:

	12.31.20	12.31.19
Escrow Accounts	11,444,550	10,245,260

c)	Deposits in favor of the Argentine Central Bank

	12.31.20	12.31.19
Unavailable deposits due to exchange transactions	533	726

d)	Equity Investments

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

	12.31.20	12.31.19
Contributions to the Fund	990,000	1,347,792

INVIU S.A.U.

	12.31.20	12.31.19
Liquid offsetting entry required to operate as CNV agents	18,469	22,753
Guarantees linked to surety bonds	7,417	—

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Tarjeta Naranja S.A.

	12.31.20	12.31.19
Attachments arising from judicial cases	973	3,188
Guarantees linked to rental contracts	7,076	9,209

Galicia Administradora de Fondos S.A.

	12.31.20	12.31.19
Liquid offsetting entry required to operate as collective investment products administration agents of mutual funds, as required by CNV(*)	13,903	13,803

(*)	As of December 31, 2020, it corresponds to 1,620,000 shares of Fima Premium Class “B” Mutual Fund.

Galicia Securities S.A.

	12.31.20	12.31.19
For transactions in the market	48,015	—
Liquid offsetting entry required to operate as CNV agents	11,270	—
Guarantees linked to surety bonds	1,129	—

The total amount of restricted assets for the reasons stated above in the aforementioned controlled companies, as of the indicated dates, is as follows:

	12.31.20	12.31.19
Total Restricted Assets	19,747,892	17,123,500

52.3. TRUST ACTIVITIES

a)	Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A.U., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds	Maturity (1)
04.17.12	Exxon Mobil	13,540	04.19.21
09.12.14	Coop. de Trab. Portuarios	1,009	09.12.22
04.14.16	Rios Belt	121	12.31.21
05.24.17	MSU	33	12.31.21

Total		14,703

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b)	Financial Trust Contracts:

Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Contract date	Trust	Balances of Trust Funds	Maturity(*)
12.06.06	GAS I	133,278	12.31.21
05.14.09	GAS II	8,614,193	12.31.22
06.08.11	MILA III	17,118	12.31.21
01.09.11	MILA IV	295	12.31.21
06.12.17	MILA XVIII	919	01.31.24

Total		8,765,803

(*)	Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

c)	Activities as Security Agent:

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

Banco de Galicia y Buenos Aires S.A.U., as Security Agent, safeguarded the documentation of the National Treasury sureties and was responsible for managing all the legal and notarial aspects in relation to their execution. When the obligation was extinguished, sureties were returned to BICE Fideicomisos S.A. on October 22, 2019; at the closing of said year, the repayment of the expense fund was pending. Said expenses amounted to Ps. 555 as of December 31, 2019.

All the transactions detailed above are recorded in off-balance sheet items—trust funds.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d)	Creation Up of Financial Trusts

As December 31, 2019, the Group records in its own portfolio, participation certificates and Debt Securities from financial trusts amounting to Ps.474,161, valued at amortized cost.

52.4. COMPLIANCE WITH THE REGULATIONS

52.4.1. Agents – Minimum Liquidity requirement

Banco de Galicia y Buenos Aires S.A.U.

Within the framework of CNV Resolution No. 622/13, Banco de Galicia y Buenos Aires S.A.U. has been duly registered with such agency in the following categories: Escrow Agent for Collective Investment Products in the Financial Trustors’ Registry No. 54, and Settlement and Integral Compensation Agent No. 22 (AlyC and AN—INTEGRAL).

As of December 31, 2020, for the Escrow Agent for Collective Investment Products in the Financial Trustors’ Registry, the required Shareholders’ Equity amounts to Ps.61,104, and the minimum required offsetting entry is Ps.30,552.

For AlyC and AN—INTEGRAL, said requirement amounts to Ps. 30,253, with the minimum offsetting entry required of Ps. 15,126, which the Bank integrated with Treasury Bills in Argentine pesos for Ps. 64,020, registered in escrow accounts of Caja de Valores (Principal 100100).

Galicia Administradora de Fondos S.A.

In accordance with the requirements set forth in CNV Resolution No. 792, the minimum Shareholders’ Equity required to operate as Escrow Agent for Collective Investment Products, Mutual Funds amounts to Ps.27,658 and the minimum offsetting entry amounts to Ps.13,829. Galicia Administradora de Fondos S.A. integrated said requirement with 1,620,000 shares of Fondo Fima Premium Class “C”, equivalent to Ps.13,903.

Galicia Securities S.A.

In accordance with the requirements set forth in General Resolution No. 622, the ALyC and AN Integral must have a minimum Shareholders’ Equity equivalent to 470,350 Units of Purchasing Value (UVA), with said requirement amounting to Ps.30,253 as of December 31, 2020, and the minimum offsetting entry required is Ps.15,126. For Placement and Distribution Agents of Mutual Funds, said requirement amounts to Ps.2,500, and the minimum required liquid offsetting entry is Ps.1,250.

As of December 31, 2020 , Galicia Securities S.A. integrated said requirements in government securities for an amount of Ps.12,270 and a bank guarantee for Ps. 6,171.

INVIU S.A.U.

In accordance with the requirements set forth in General Resolution No. 622, the ALyC and AN Integral must have a minimum Shareholders’ Equity equivalent to 470,350 Units of Purchasing Value (UVA), with said requirement amounting to Ps.30,253 as of December 31, 2020, and the minimum offsetting entry required is Ps.15,126.

As of December 31, 2020, INVIU S.A.U. integrated said requirements in a demand account for an amount of thousand USD220.

52.4.2. Custodial Agent of Collective Investment Products Corresponding to Mutual Funds

Furthermore, in compliance with Section 7 of Chapter II, Title V of that Resolution, in its capacity as custodial agent of collective investment products corresponding to mutual funds (depository) of the “FIMA ACCIONES”, “FIMA P.B. ACCIONES”, “FIMA RENTA EN PESOS”, “FIMA AHORRO PESOS”, “FIMA RENTA PLUS”, “FIMA PREMIUM”, “FIMA AHORRO PLUS”, “FIMA CAPITAL PLUS”, “FIMA ABIERTO PYMES”, “FIMA MIX I”, “FIMA RENTA DÓLARES I” and “FIMA RENTA DOLARES II” funds, as of December 31, 2020, Banco de Galicia y Buenos Aires S.A.U. holds a total of 22,081,526,592 units under custody for a market value of Ps.192,415,131, which is included in the “Depositors of Securities Held in Custody” account. As the closing of previous fiscal year, the securities held in custody totaled 11,045,967,403 units and their market value amounted to Ps.109,892,525.

The balances of the Mutual Funds as of the indicated dates are detailed as follows:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Mutual Fund	12.31.20	12.31.19
FIMA Acciones	590,257	548,757
FIMA P.B. Acciones	633,036	941,220
FIMA Renta en pesos	1,098,300	319,338
FIMA Ahorro pesos	7,252,021	3,626,852
FIMA Renta Plus	739,739	200,953
FIMA Premium	148,692,964	93,646,912
FIMA Ahorro Plus	12,706,534	3,718,984
FIMA Capital Plus	16,650,938	154,164
FIMA Abierto PyMES	758,538	795,135
FIMA Mix I	2,047,362	77,755
FIMA Renta Dólares I (*)	—	2,259,686
FIMA Renta Dólares II (*)	—	739,938
FIMA Renta Fija Internacional	1,172,774	2,735,979
FIMA Acciones Latinoamericanas Dólares(*)	72,668	126,852

Total	192,415,131	109,892,525

(*)	Stated at the reference exchange rate of the U.S. Dollar set by the Argentine Central Bank. See Note 1.6.(b).

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

52.4.3. Storage of Documents

Pursuant to General Resolution No. 629 of the CNV, Banco de Galicia y Buenos Aires S.A.U. notes that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Juramento 1775, 4th. floor, (CP 1428), Autonomous City of Buenos Aires.

52.5. COMPLIANCE WITH MINIMUM CASH REQUIREMENTS:

As of December 31, 2020, the balances recorded as computable items are as follows:

	Currency
Item	Ps.	USD	Euros(*)
Checking Accounts held in Argentine Central Bank	1,000	1,217,252	31
Escrow Accounts held in Argentine Central Bank	11,148,780	3,515	—
National Treasury Bonds in Argentine Pesos computable for minimum cash	18,343,599	—	—
Liquidity Bills computable for minimum cash	46,617,121	—	—

Total for integration Minimum Cash	76,110,500	1,220,767	31

(*)	Stated in thousands of USD.

52.6. PENALTIES IMPOSED ON BANCO DE GALICIA Y BUENOS AIRES S.A.U. AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK

Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. Existing as of December 31, 2020:

U.I.F.’s Summary Proceedings No. 68/09. Penalty notification date: February 25, 2010. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Act No. 25246. As a consequence of the aforementioned summary proceedings, Banco de Galicia y Buenos Aires S.A.U., one of its directors and one of its officers were punished with a fine in the amount of Ps.4,483. Status of the proceedings: Division I of the Argentine Federal Court of Appeals in Administrative Matters partially revoked the penalties, releasing Eduardo A. Fanciulli from any liability and reducing the fines imposed. The UIF, Banco de Galicia y Buenos Aires S.A.U. and Mr. Enrique M. Garda Olaciregui filed federal extraordinary appeals before Argentine Supreme Court (CSJN). Accounting treatment: a provision of Ps.5,306 is recorded as of December 31, 2020.

Summary Proceedings No. 1544. Penalty notification date: November 9, 2018. Reason for the imposition of the penalty: Alleged breach of the provisions set out in Argentine Central Bank’s Communiqué “A” 6242, SINAP 1—61. As a consequence of the aforementioned summary proceedings, Banco de Galicia y Buenos Aires S.A.U., three of its directors and certain relevant officers. Status of the proceedings: On November 26, 2018, a direct appeal to the penalty was filed before the National Court of Appeals for Federal Administrative Disputes of the Federal Capital, under the terms of Article 42 of Law No. 21,526, amended by Law No. 24,144; Room V was drawn to issue judgment. On February 26, 2020 said Room V decided to reject the direct appeal and confirm the penalties, which was notified on February 27. Against said resolution, on March 12, 2020, an extraordinary federal appeal was filed which is actually being treated by Room V.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UIF Proceedings -Docket 867/13. Penalty Notification date: June 19, 2020. Reason of the Penalty: Alleged non-compliance with the provisions of Article 21 of the Anti-Money Laundering Law and alleged non-compliance with the provisions of UIF Resolution No. 121/11, especially with the provisions of Article 13 (subsections i and j, and section II); Article 14 (subsection h); Article 21 (subsection a); Article 23; and Article 24 (subsections d, e and h). These objections are related to the transactions monitoring system regarding prevention of money laundering and terrorist financing, and required information allegedly missing. Amount applied and responsible persons receiving penalties: Penalties for global amounts of Ps.440 applied to the Bank and eight Directors. Status of the Case: On September 14, 2020, the direct appeal to the penalty was filed before the National Court of Appeals for Federal Administrative Disputes of the Federal Capital, under the terms of Article 25 of Law No. 25,246, amended by Law No. 24,144; Room III, where the proceeding is pending, was designated to issue judgment.

The Group considers that the resolution of these proceedings will not have significant impact on its equity.

52.7. ISSUANCE OF DEBT SECURITIES

The issuance of debt securities is detailed in Notes 27 and 28.

52.8. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

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

The Argentine Central Bank provided that income distribution must have its authorization. In said authorization process, the SEFYC will consider, among other elements, the total impact of credit losses determined according to IFRS 9. Likewise, the Argentine Central Bank issued Communication “A” 7181 where suspension of income distribution is set forth until June 30, 2021.

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

The Group may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with the rules of the Argentine Central Bank. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Argentine Central Bank, through Communications “A” 5541 and its amendments, established a convergence plan towards the adoption of IFRS as issued by the IASB, and the interpretations issued by the IFRIC, for the entities under its supervision, effective for fiscal years commencing January 1, 2018, with certain exceptions currently including the non-application of item 5.5 (Impairment) of IFRS 9 to the financial instruments issued by the Non-Financial Public Sector.

Additionally, the Superintendence of Financial Institutions has established that the measurement of the investment in Prisma Medios de Pago SA, which is recognized at fair value through profit and loss under IFRS cannot exceed the proportional amount received in cash at the time of its sale.

The Group has presented its local financial statements under these rules on March 9, 2021.

Shareholders’ equity under the rules of the Argentine Central Bank comprise the following captions:

12.31.20
Share Capital	1,474,692
Additional paid in Capital	17,281,187
Adjustments to shareholders´ equity	61,548,313
Legal reserve	714,107
Distributable reserves	116,312,804
Non distributable reserves	5,047,825
Retained results	(44,533,351)
Profit for the year	26,439,048

Total Shareholder’s equity under the rules of the Argentine Central Bank	184,284,625

As exposed in the Statements of Changes in Equity, Grupo Financiero Galicia S.A. has followed the option established in Art. 3, Paragraph b), Chapter III of Title Periodic Information Regime of CNV Standards, which stipulates, subject to approval by the shareholders annual general meeting, the absorption of negative retained earnings that may arise on the date of transition as a consequence of the inflation adjustment.

Negative retained earnings for the fiscal year ended December 31, 2020 amounted to thousand Ps. 18,094,303, so the Board of Directors will propose that they be absorbed, affecting for this purpose the Special Reserve arising from the first-time application of the IFRS and the remainder with the Optional Reserve for development of new businesses and support of investee companies.

Additionally, the Board of Directors will propose the distribution of cash dividends by an amount that, once adjusted according to inflation, in accordance with Art. 3, Paragraph e), Chapter III of Title Periodic Information Regime of CNV Standards, results in Ps. 1,500,000, through partial use of the Optional Reserve for Future Income Distribution.

52.9. CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE TRANSPARENCY POLICY

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Executive Committee

In July 2018, Grupo Financiero Galicia S.A.‘s Board of Directors approved the creation of the Executive Committee, along with its governing rules and regulations. It is made up of five directors, and the purpose of its creation is to contribute to the conduction of the Company’s ordinary business and the efficient performance of the Board of Directors’ duties.

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Bank considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:

•	Retail Banking Division

•	Wholesale Banking Division

•	Finance Division

•	Products and Tecnology

•	Organizational Development and Human Resources Division

•	Risk Management Division

•	Strategic Planning and Management Control Division

Senior Management’s main duties are as follows:

•	Ensure that the Bank’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basic Holding Structure

The Bank’s majority shareholder is Grupo Financiero Galicia S.A., which has full control of its shares and votes. In turn, the Bank holds equity investments in supplementary companies as shareholders of the parent, as well as minority interests in companies whose controlling company is its own shareholders of the parent. From a business point of view, this structure allows the Bank to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions and this is true when the Bank holds either a majority or minority interest. Grupo Financiero Galicia S.A.‘s Board of Directors submits to the Shareholders’ Meeting’s vote which shall be the Company’s vote in its capacity as shareholders of the parent at the Bank’s Shareholders’ Meeting. The same method of transparency and information as to its controlled companies and the companies it owns a stake in is applied at the Bank’s Shareholders’ Meetings, which are always attended by directors and officers thereof and the Board of Directors always provides detailed information about the Company’s activities.

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

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

NOTE 53. IMPACT OF COVID-19 ON THE GROUP OPERATIONS

During this period, Grupo Financiero Galicia has performed its operations under the challenging circumstances arising from the pandemic declared by the World Health Organization in March 2020, resulting from the Covid-19 virus.

The pandemic continues to generate consequences in businesses and economic activities at global and local level.

In Argentina, the measures taken by the National Government to contain the spread of the virus included, among others, the closure of borders and the mandatory isolation or distancing of the population along with the cessation of non-essential commercial activities for an extended period of time, with variants according to the local region and activity. On the date of issuance of these Financial Statements, commercial activities are gradually becoming normal and in compliance with the protocols established by the Government.

The final scope of the coronavirus outbreak and its impact on global and local economies is unknown, and the governments may take stricter measures, which are unpredictable at this time. As of the date of issuance of these Financial Statements, Grupo Financiero Galicia has not experienced significant impacts on its income resulting from the pandemic. However, in this context, the Argentine Central Bank ordered a series of measures, of which the following stand out: (i) customer service by prior appointment, (ii) suspension of commissions collection for the use of ATMs, (iii) suspension of income distribution until December 31, 2020, (iv) the extension of expiration dates for credit cards; (v) the financing of unpaid credit card balances at maximum rates, (vi) the postponement of maturities of unpaid credit balances, (vii) the granting of zero-rate financing to the self-employed and taxpayers under the simplified tax scheme; (viii) the granting of financing to SMEs at a rate of 24%, (ix) a Financing Line for productive investment of SMEs, (x) the granting of financing to companies for payment of salaries, (xi) the setting of minimum rates for fixed-term deposits, (xii) flexibilization in parameters for the classification of bank debtors, and (xiii) controls to the exchange market.

By virtue of the aforementioned, the extent to which the coronavirus will affect the Group’s business in the future and the income of its operations cannot be reasonably quantified, should this situation continue for a long time.

The Board of Directors is closely monitoring this situation and taking all the required measures within their reach to preserve human life and our operations.

NOTE 54. ECONOMIC CONTEXT WHERE THE GROUP’S OPERATIONS

The Company operates in a complex economic context, whose main variables have experienced strong volatility, both in the national and international spheres.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In March 2020, the outbreak of the pandemic caused by covid-19 generated significant consequences at global level, since most of the world’s countries reacted by implementing a series of unprecedented restrictions on moving from one place to another.

The different measures of sanitary restrictions imposed generated, to a greater or lesser extent, an almost immediate impact on the economies, whose production and activity indicators dropped fast.

In response, most governments have implemented aid packages to sustain the income of part of the population and reduce the risks of disruption in payment chains and company bankruptcies, aiming to lessen the impact of the crisis. Argentina has not been the exception, and the Government implemented actions as soon as the pandemic was declared. The Argentine economy was already in recession when the pandemic broke out, and the latter made this scenario more complex, giving rise to historical collapses in economic activity during the months with more restrictions on circulation. Despite the fact that there was an economic recovery in comparison with the first months in which the Social and Mandatory Preventive Isolation was implemented, the pre-pandemic activity levels have yet to be reached. The country ended the year 2020 with a fall in its annual Gross Domestic Product of around 10.1%.

The increase in public spending associated with the implementation of programs of various kinds to absorb the impact of the pandemic and the quarantine on the economic activity, together with the sharp drop in income that resulted from the recession, have led to a primary deficit of around 6.5% during 2020. The “red” of the public accounts was financed mainly through the assistance of the Central Bank to the Treasury (via transfers of via Temporary Advances and transfers of Profits corresponding to fiscal year 2019) due to the lack of access to the international capital market resulting from the process of foreign debt restructuring that the country went through during the first half of the year. Negotiations with external creditors were completed in the third quarter of 2020.

The inflationary effect of the aforementioned issuance of Argentine pesos has not yet been fully observed due to a series of factors: the restrictions on circulation that prevailed most of the year, the freezing of utility rates and other regulated prices, and the existence of programs such as “Precios Máximos” (Maximum Prices) and “Precios Cuidados” (Controlled Prices).

However, in the last months of 2020 the price increase began to accelerate, in line with the gradual reopening of some sectors of the economy and the authorization by the government to increase some prices. In 2020, the variation of the Consumer Price Index closed with an annual variation of 36.1%. However, the exchange rate regime did account for the strong issuance of Argentine pesos verified during 2020. The official exchange rate, defined daily by the Argentine Central Bank through Communication “A” 3500, devalued 28.8%, going from Ps. 1/USD 59.90 to Ps. 1/USD 84.15 between the last business day of 2019 and the last business day of 2020. In parallel, the International Reserves of the monetary entity fell to USD 39,410,000 at the end of 2020, from the USD 44,781,000 with which it had closed 2019. The reduction of the Reserves was mainly due to the cancellation of financial loans and lines of credit, particularly from the private sector. Added to this was the formation of external assets from the non-financial private sector, mainly explained by the acquisition of foreign currency by natural persons for savings.

In order to contain the decline in International Reserves, the monetary authority imposed increasing exchange restrictions throughout 2020. Additionally, these also had an upward impact on financial exchange rates used for restricted exchange transactions in the official market. Among these measures is the need to request prior authorization from the Argentine Central Bank to carry out certain transactions.

Likewise, the exchange rate regime already determined as mandatory the entry and settlement in national currency of the funds obtained resulting from exports of goods and services, collections of pre-financing, advances and post-financing of exports of goods, and sale of non-produced non-financial assets, and external assets.

The exchange restrictions, or those that may be established in the future, could affect the Company’s ability to access the Single Free Exchange Market (Mercado Único y Libre de Cambios, MULC) to acquire the necessary foreign exchange to meet its financial obligations. The assets and liabilities in foreign currency as of December 31, 2020 have been valuated considering MULC quotes in force.

The volatility and uncertainty context continues on the date of issuance of these Consolidated Financial Statements.

The Company’s Management permanently monitors the evolution of the variables that affect their business to define their course of action and identify the potential impacts on their equity and financial position. The Company’s Consolidated Financial Statements must be read in the light of these circumstances.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55. SUBSEQUENT EVENTS

Cash Dividends

On February 24, 2021, the Extraordinary Shareholders’ Meeting of Sudamericana Holding S.A. was held, which decided to partially use the “Optional Reserve” for the subsequent distribution of cash dividends or in kind in the amount of Ps. 1,100,000.

On March 29, 2021, the Ordinary Shareholders’ Meeting of Galicia Warrants S.A. was held, which decided to partially use the “Optional Reserve” for the subsequent distribution of cash dividends or in kind in the amount of Ps. 40,000.

On March 29, 2021, the Ordinary Shareholders’ Meeting of Galicia Administradora de Fondos S.A. was held, which decided the distribution of cash dividends or in kind in the amount of Ps. 800,000.

On March 30, 2021, the Ordinary Shareholders’ Meeting of Galicia Securities S.A. was held, which decided the distribution of cash dividends or in kind in the amount of Ps. 150,000.

Corporate Reorganization

On February 25, 2021, the National Securities Commission, through Resolution RESFC-2021-20999-APN-DIR, issued the administrative approval of the Spin-off-Merger requested by the Group, in its capacity of merging company of the spin-off equity of Fedler S.A. and Dusner S.A., in their capacity as spin-off companies.

The same resolution also authorized for the Group the public offering of 47,927,494 Class B ordinary book-entry shares with a nominal value of one Argentine peso (NV Ps. 1) each and entitled to one vote per share, to be delivered in exchange to the shareholders of the spin-off companies.

On March 16, 2021 the merger by acquisition and capital increase of Grupo Financiero Galicia S.A. was registered with the Public Registry of Commerce.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2020 AND 2019

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Holdings
		Carrying Amount
Item	Fair Value Level	12.31.20	12.31.19
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		155,419,560	89,431,378
Argentine		155,419,560	89,431,378
Government Securities		24,282,643	9,121,674
Argentine Government Bonds	Level 1	6,486,355	460,008
Argentine Government Bonds	Level 3	—	12,070
Provincial Government Bonds	Level 1	539,371	—
Provincial Government Bonds	Level 3	200,768	—
City of Buenos Aires Bonds	Level 1	91,199	163,969
Treasury Bills	Level 1	16,053,570	1,428,693
Treasury Bills	Level 2	911,380	—
Treasury Bills	Level 3	—	7,056,934
Argentine Central Bank’s Bills		128,324,920	79,153,628
Liquidity Bills	Level 2	128,324,920	79,153,628
Corporate Securities		2,811,997	1,156,076
Debt Securities	Level 1	1,653,980	836,335
Debt Securities	Level 3	1,088,186	191,649
Debt Securities of Financial Trusts	Level 1	—	68,070
Debt Securities of Financial Trusts	Level 3	69,831	60,022
OTHER DEBT SECURITIES		23,070,377	25,893,436
Measured at Fair Value through OCI		4,185,098	21,668,553
Argentine		4,185,098	21,668,553
Government Securities		4,010,642	21,668,553
Argentine Government Bonds	Level 1	353,640	21,572,682
Argentine Government Bonds	Level 2	3,580,102	—
Treasury Bills	Level 1	76,900	—
City of Buenos Aires Bonds	Level 1	—	95,871
Argentine Central Bank’s Bills		174,456	—
Liquidity Bills	Level 1	174,456	—
Measurement at Amortized Cost		18,885,279	4,224,883
Argentine		18,880,939	1,045,799
Government Securities		17,886,824	(37,054)
Argentine Government Bonds		17,930,500	1,960
Treasury Bills		—	—
Allowance for Uncollectible Accounts Risk		(43,676)	(39,014)
Corporate Securities		994,115	1,082,853
Debt Securities		940,190	582,239
Debt Securities of Financial Trusts		36,010	692,249
Others		17,915	18,555
Allowance for Uncollectible Accounts Risk		—	(210,190)
From Abroad		4,340	3,179,084
Government Securities		4,340	3,179,084
Treasury Bills		4,340	3,179,084
INVESTMENTS IN EQUITY INSTRUMENTS		5,711,684	6,200,459
Measured at Fair Value through profit or loss		5,711,684	6,200,459
Argentine		5,655,017	6,143,058
Shares	Level 1	184,341	170,445
Shares	Level 3	5,470,676	5,972,613
From Abroad		56,667	57,401
Shares	Level 1	50,433	50,107
Shares	Level 3	6,234	7,294

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2020 AND 2019

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Item	12.31.20	12.31.19
COMMERCIAL PORTFOLIO
In Normal Situation	194,116,454	240,409,007

With Preferred Guarantees and Counter-guarantees “A”	2,832,229	2,586,795
With Preferred Guarantees and Counter-guarantees “B”	11,631,927	17,595,836
Without Preferred Guarantees or Counter-guarantees	179,652,298	220,226,376
With Special Follow-Up – In Observation	1,002,543	550,699

With Preferred Guarantees and Counter-guarantees “A”	12,182	—
With Preferred Guarantees and Counter-guarantees “B”	274,614	442,319
Without Preferred Guarantees or Counter-guarantees	715,747	108,380

With Problems	446,425	—
With Preferred Guarantees and Counter-guarantees “A”	968	—
With Preferred Guarantees and Counter-guarantees “B”	95,016	—
Without Preferred Guarantees or Counter-guarantees	350,441	—

High Insolvency Risk	119,579	3,628,103
With Preferred Guarantees and Counter-guarantees “A”	—	—
With Preferred Guarantees and Counter-guarantees “B”	115,817	1,033,809
Without Preferred Guarantees or Counter-guarantees	3,762	2,594,294
Uncollectible	121,483	3,365,400
With Preferred Guarantees and Counter-guarantees “A”	—	59,478
With Preferred Guarantees and Counter-guarantees “B”	—	226,452
Without Preferred Guarantees or Counter-guarantees	121,483	3,079,470

TOTAL COMMERCIAL PORTFOLIO	195,806,484	247,953,209

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED (Continued)

AS OF DECEMBER 31, 2020 AND 2019

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Item	12.31.20	12.31.19
CONSUMER AND HOUSING PORTFOLIO
Normal Performance	389,298,300	281,906,272

With Preferred Guarantees and Counter-guarantees “A”	17,117,203	226,081
With Preferred Guarantees and Counter-guarantees “B”	21,076,265	24,573,975
Without Preferred Guarantees or Counter-guarantees	351,104,832	257,106,216
Low Risk	1,823,149	8,833,908

With Preferred Guarantees and Counter-guarantees “A”	25,637	20,777
With Preferred Guarantees and Counter-guarantees “B”	81,510	284,949
Without Preferred Guarantees or Counter-guarantees	1,716,002	8,528,182
Medium Risk	999,797	5,734,894

With Preferred Guarantees and Counter-guarantees “A”	71,652	10,080
With Preferred Guarantees and Counter-guarantees “B”	67,159	221,257
Without Preferred Guarantees or Counter-guarantees	860,986	5,503,557
High Risk	2,470,873	8,767,203

With Preferred Guarantees and Counter-guarantees “A”	42,666	—
With Preferred Guarantees and Counter-guarantees “B”	100,223	237,792
Without Preferred Guarantees or Counter-guarantees	2,327,984	8,529,411
Uncollectible	3,697,725	7,093,842

With Preferred Guarantees and Counter-guarantees “A”	47,067	16,245
With Preferred Guarantees and Counter-guarantees “B”	180,545	162,945
Without Preferred Guarantees or Counter-guarantees	3,470,113	6,914,652

TOTAL CONSUMER AND HOUSING PORTFOLIO	398,289,844	312,336,119

GRAND TOTAL(1)	594,096,328	560,289,328

(1)	Reconciliation between Schedule B and Statement of Financial Position:

	12.31.20	12.31.19
Loans and Other Financing	526,434,119	488,144,152
Other Debt Securities	23,070,377	25,893,436
Agreed Credits and Guarantees Granted Accounted Off-Balance Sheet	17,236,805	28,614,207
Plus, Allowances for Uncollectible Accounts	37,277,248	35,433,465
Plus, Adjustments to the IFRS based accounting framework, not Computable for the Statement of Debtors’ Financial Position	13,901,166	8,948,415
Minus Others Non-computable for the Statement of Debtors’ Financial Position	(19,812,745)	(5,075,794)
Minus Government Securities Measured at Fair Value through OCI	(4,010,642)	(21,668,553)

Total	594,096,328	560,289,328

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2020 AND 2019

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	LOANS
	12.31.20		12.31.19
Number of Customers	Outstanding Balance	% of Total Portfolio	Outstanding Balance	% of Total Portfolio
10 Largest Customers	54,335,287	9%	59,930,266	11%
next 50 Largest Customers	64,276,214	11%	89,520,651	16%
next 100 Largest Customers	31,622,602	5%	42,166,421	8%
Rest of Customers	443,862,225	75%	368,671,990	65%

TOTAL(1)	594,096,328	100%	560,289,328	100%

(1)	Reconciliation between Schedule C and Statement of Financial Position:

	12.31.20	12.31.19
Loans and Other Financing	526,434,119	488,144,152
Other Debt Securities	23,070,377	25,893,436
Agreed Credits and Guarantees Granted Accounted Off-Balance Sheet	17,236,805	28,614,207
Plus, Allowances for Uncollectible Accounts	37,277,248	35,433,465
Plus, Adjustments to the IFRS based accounting framework, not Computable for the Statement of Debtors’ Financial Position	13,901,166	8,948,415
Minus Others Non-computable for the Statement of Debtors’ Financial Position	(19,812,745)	(5,075,794)
Minus Government Securities Measured at Fair Value through OCI	(4,010,642)	(21,668,553)

Total	594,096,328	560,289,328

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE D – BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2020 AND ENDED DECEMBER 31, 2020

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

The following table shows contractual cash flows, including interest and other expenses to be accrued until contractual maturity.

		Terms Remaining to Maturity
Item	Past-due Loan Portfolio	1 Month	3 Months	6 Months	12 Months	24 Months	Over 24 Months	Total
Non-financial Public Sector	—	966,210	—	—	—	—	—	966,210
Financial Sector	—	11,146,614	2,134,838	873,292	1,101,873	699,566	134,539	16,090,722
Non-financial Private Sector and Residents Abroad	12,882,538	256,842,146	116,789,460	127,717,254	147,475,699	68,383,858	64,820,792	794,911,747

TOTAL	12,882,538	268,954,970	118,924,298	128,590,546	148,577,572	69,083,424	64,955,331	811,968,679

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE E – DETAIL OF INTERESTS IN OTHER COMPANIES

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2020 AND ENDED DECEMBER 31, 2020

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Shares							Data from the last financial statement
Denomination	Class	Nominal Value per Share	Votes per Share	Quantity	12.31.20	12.31.19	Principal Line of Business	Year- end Date	Capital	Shareholders´ Equity	Net Income / (Loss)
In complementary service companies
Associates and Joint Ventures
Argentine
Play Digital S.A.	Ords. Esc.	1	1	186,496,457	89,142	—	Services	31.12.20	1,197,221	797,107	(571,938)

TOTAL					89,142	—

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.20	12.31.19
Measurement at Cost
Real Estate	31,612,897	50	185,927	(11,314)	350,294	(2,684,207)	(15)	11,314	(609,178)	(3,282,086)	28,855,718	28,928,690
Furniture and Facilities	6,350,571	10	126,464	(21,621)	831,813	(3,943,625)	—	19,319	(520,739)	(4,445,045)	2,842,182	2,406,946
Machines and Equipment	19,548,282	3 y 5	3,093,145	(4,828,173)	109,039	(14,061,784)	—	4,659,889	(2,304,709)	(11,706,604)	6,215,689	5,486,498
Vehicles	237,271	5	55,339	(12,698)	—	(100,553)	—	8,753	(47,320)	(139,120)	140,792	136,718
Right of use of real property	6,324,636	—	629,385	(289,598)	31,405	(1,313,102)	(31,405)	13,573	(1,312,301)	(2,643,235)	4,052,593	5,011,534
Personal Property Acquired for Finance Leases	92,429	5	—	(92,429)	—	(92,429)	—	92,429	—	—	—	—
Sundry	2,099,672	5 y 10	14,432	(178,120)	694,777	(1,159,447)	—	129,368	(366,470)	(1,396,549)	1,234,212	940,225
Work in Progress	1,966,749	—	240,422	(16,656)	(1,800,281)	—	—	—	—	—	390,234	1,966,749

Total	68,232,507		4,345,114	(5,450,609)	217,047	(23,355,147)	(31,420)	4,934,645	(5,160,717)	(23,612,639)	43,731,420	44,877,360

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.19	12.31.18
Measurement at Cost
Real Estate	30,712,569	50	1,546,936	(817,265)	170,657	(2,862,846)	—	781,432	(602,793)	(2,684,207)	28,928,690	27,849,723
Furniture and Facilities	5,871,592	10	393,878	(1,510,499)	1,595,600	(3,868,904)	—	372,920	(447,641)	(3,943,625)	2,406,946	2,002,688
Machines and Equipment	18,796,916	3 y 5	1,801,898	(1,050,544)	12	(12,542,287)	—	710,092	(2,229,589)	(14,061,784)	5,486,498	6,254,629
Vehicles	230,192	5	87,378	(80,299)	—	(105,504)	—	42,379	(37,428)	(100,553)	136,718	124,688
Right of use of real property	—	—	6,324,636	—	—	—	—	—	(1,313,102)	(1,313,102)	5,011,534	—
Personal Property Acquired for Finance Leases	92,429	5	—	—	—	(92,429)	—	—	—	(92,429)	—	—
Sundry	1,968,824	5 y 10	147,231	(309,826)	293,443	(825,968)	—	—	(333,479)	(1,159,447)	940,225	1,142,856
Work in Progress	3,176,154	—	850,307	—	(2,059,712)	—	—	—	—	—	1,966,749	3,176,154

Total	60,848,676		11,152,264	(3,768,433)	—	(20,297,938)	—	1,906,823	(4,964,032)	(23,355,147)	44,877,360	40,550,738

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE F – CHANGES IN INVESTMENT PROPERTIES

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Changes in investment properties recorded in the “Other Non-financial Assets” account are detailed below.

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.20	12.31.19
Measurement at Cost
Real Estate Leased	643,718	50	—	—	—	(50,428)	—	—	(12,623)	(63,051)	580,667	593,290

Total	643,718		—	—	—	(50,428)	—	—	(12,623)	(63,051)	580,667	593,290

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.19	12.31.18
Measurement at Cost
Real Estate Leased	643,718	50	—	—	—	(34,503)	—	—	(15,925)	(50,428)	593,290	609,215

Total	643,718		—	—	—	(34,503)	—	—	(15,925)	(50,428)	593,290	609,215

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE G – CHANGES IN INTANGIBLE ASSETS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

						Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.20	12.31.19
Measurement at Cost
Licenses	9,207,786	5	1,538,775	(883,326)	285,602	(4,876,308)	880,785	(1,775,717)	—	(5,771,240)	4,377,597	4,331,478
Intangible Assets Acquired through Finance Leases	—	5	—	—	—	—	—	—	—	—	—	—
Other Intangible Assets	9,192,848	5	1,869,450	(65,848)	1,954,963	(1,690,018)	43,725	(1,213,896)	—	(2,860,189)	10,091,224	7,502,830

Total	18,400,634		3,408,225	(949,174)	2,240,565	(6,566,326)	924,510	(2,989,613)	—	(8,631,429)	14,468,821	11,834,308

						Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.19	12.31.18
Measurement at Cost
Licenses	7,725,431	5	2,428,246	(945,891)	—	(4,660,546)	1,066,224	(1,281,986)	—	(4,876,308)	4,331,478	3,064,885
Intangible Assets Acquired through Finance Leases	247,205	5	—	(247,205)	—	(247,205)	247,205	—	—	—	—	—
Other Intangible Assets	10,791,075	5	3,495,284	(5,093,511)	—	(4,249,172)	3,186,581	(627,427)	—	(1,690,018)	7,502,830	6,541,903

Total	18,763,711		5,923,530	(6,286,607)	—	(9,156,923)	4,500,010	(1,909,413)	—	(6,566,326)	11,834,308	9,606,788

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE H – CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2020 AND 2019

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	DEPOSITS ACCOUNTS
	12.31.20		12.31.19
Number of Customers	Debt Balance	% on Total Portfolio	Debt Balance	% on Total Portfolio
10 Largest Customers	83,211,045	12%	37,985,581	7%
next 50 Largest Customers	73,182,821	11%	46,224,244	9%
next 100 Largest Customers	34,377,015	5%	25,050,997	4%
Rest of Customers	485,624,854	72%	426,772,874	80%

TOTAL	676,395,735	100%	536,033,696	100%

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING CONTRACTUAL TERM

AS OF DECEMBER 31, 2020

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

The following table shows the decline in contractual cash flows, including interest and other expenses to be accrued until undiscounted contractual maturity.

	Terms until Maturity
Item	1 Month	3 Months	6 Months	12 Months	24 Months	More than 24 Months	Total
Deposits (1)	636,596,852	41,458,685	3,548,892	2,563,927	79,300	43,104	684,290,760
Non-financial Public Sector	19,851,114	1,591,515	221,268	—	—	—	21,663,897
Financial Sector	1,947,127	—	—	—	—	—	1,947,127
Non-financial Private Sector and Residents Abroad	614,798,611	39,867,170	3,327,624	2,563,927	79,300	43,104	660,679,736
Liabilities Measured at fair value through profit or loss	—	—	—	—	—	—	—
Derivative Financial Instruments	57,450	—	—	—	—	—	57,450
Repurchase Transactions	—	—	—	—	—	—	—
Other Financial Liabilities	93,159,254	310,057	439,288	822,739	1,241,160	3,915,802	99,888,300
Financing Received from the Argentine Central Bank and Other Financial Institutions	2,607,987	566,135	2,724,761	6,137,695	2,209,308	1,527,556	15,773,442
Debt Securities	736,438	1,142,112	5,014,445	8,055,337	3,440,751	2,908,502	21,297,585
Subordinated Debt Securities	855,858	—	—	855,858	1,711,717	27,719,442	31,142,875

TOTAL	734,013,839	43,476,989	11,727,386	18,435,556	8,682,236	36,114,406	852,450,412

(1)	Maturities in the first month include:
•	Checking Accounts Ps.64,981,553.
•	Savings Accounts Ps.180,314,499.
•	Time Deposit Ps.110,225,705.
•	Other Deposits Ps.2,939,696.
•	Interest to be Accrued Ps.414.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE J – CHANGES IN PROVISIONS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			Decreases			Balances as of
Item	Balances at the Beginning of the Year	Increase	Reversals	Charge offs	Inflation Effect	12.31.20	12.31.19
FROM LIABILITIES
For Administrative, Disciplinary and Criminal Penalties	7,224	517	—	(517)	(1,918)	5,306	7,224
For Termination Benefits	233,287	68,372	—	(14,880)	(65,955)	220,824	233,287
Others	3,499,223	2,895,867	(1,694)	(1,699,888)	(1,143,341)	3,550,167	3,499,223

TOTAL PROVISIONS	3,739,734	2,964,756	(1,694)	(1,715,285)	(1,211,214)	3,776,297	3,739,734

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE K – CAPITAL STOCK STRUCTURE

AS OF DECEMBER 31, 2020

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Shares				Capital Stock
				Issued
Class	Quantity	Nominal Value per Share(*)	Votes per Share	Outstanding	Portfolio shares	Pending Issuance or Distribution	Allocated	Paid-in	Not Paid-in
Class “A”	281,221,650	1	5	281,222	—	—	—	281,222	—
Class “B”	1,193,470,441	1	1	1,145,543	—	47,927	—	1,193,470	—

Total	1,474,692,091			1,426,765	—	47,927	—	1,474,692	—

(*)	Face value per share stated in Pesos.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE L – FOREIGN CURRENCY BALANCES

AS OF DECEMBER 31, 2020 AND 2019

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			12.31.20
Items	Headquarters and Branches in the country	12.31.20	Dollar	Euro	Real	Others	12.31.19
ASSETS
Cash and Due from Banks	154,833,168	154,833,168	150,152,951	4,294,070	34,040	352,107	123,758,431
Debt Securities at Fair Value through Profit or Loss	4,491,304	4,491,304	4,491,304	—	—	—	7,573,471
Derivative Financial Instruments	—	—	—	—	—	—	—
Other Financial Assets	2,566,427	2,566,427	2,566,427	—	—	—	3,271,423
Loans and Other Financing	52,701,585	52,701,585	52,682,847	6,794	—	11,944	129,341,899
Non-financial Public Sector	—	—	—	—	—	—	—
BCRA	—	—	—	—	—	—	—
Other Financial Institutions	1,637,121	1,637,121	1,637,121	—	—	—	2,224,703
To the Non-financial Private Sector and Residents Abroad	51,064,464	51,064,464	51,045,726	6,794	—	11,944	127,117,196
Other Debt Securities	336,293	336,293	336,293	—	—	—	7,236,300
Financial Assets Pledged as Collateral	2,150,738	2,150,738	2,150,738	—	—	—	3,536,129
Investments in Equity Instruments	56,667	56,667	50,433	6,234	—	—	57,401
Assets for Insurance Contracts	9,885	9,885	9,885	—	—	—	—
Other Non-financial Assets	15,247	15,247	15,247	—	—	—	19,257
TOTAL ASSETS	217,161,314	217,161,314	212,456,125	4,307,098	34,040	364,051	274,794,311

LIABILITIES
Deposits	166,261,399	166,261,399	166,261,399	—	—	—	194,949,936
Non-financial Public Sector	3,103,854	3,103,854	3,103,854	—	—	—	105,889
Financial Sector	3,411	3,411	3,411	—	—	—	18,910
Non-financial Private Sector and Residents Abroad	163,154,134	163,154,134	163,154,134	—	—	—	194,825,137
Liabilities at fair value through profit or loss	—	—	—	—	—	—	507,440
Derivative Financial Instruments	—	—	—	—	—	—	2,999
Repurchase Transactions	—	—	—	—	—	—	—
Other Financial Liabilities	13,815,626	13,815,626	13,044,070	725,685	—	45,871	17,565,301
Financing Received from the Argentine Central Bank and Other Financial Institutions	8,610,719	8,610,719	8,610,719	—	—	—	24,493,392
Debt Securities	4,828,657	4,828,657	4,828,657	—	—	—	8,399,357
Subordinated Debt Securities	21,653,546	21,653,546	21,653,546	—	—	—	21,100,718
Liabilities for Insurance Contracts	2,070	2,070	2,070	—	—	—	3,345
Other Non-financial Liabilities	1,033,146	1,033,146	1,032,065	1,081	—	—	652,975

TOTAL LIABILITIES	216,205,163	216,205,163	215,432,526	726,766	—	45,871	267,675,463

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES

AS OF DECEMBER 31, 2020 AND 2019

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Situation			With Problems / Medium Risk		With High Insolvency Risk / High Risk				Total
Items	Normal	With Special Follow- up / Low Risk	Not Past Due	Past Due	Not Past Due	Past Due	Uncollectible	Uncollectible due to Technical Reasons	12.31.20	12.31.19
Loans and Other Financing	952,242	—	—	—	—	—	—	—	952,242	857,397
- Advances	458,828	—	—	—	—	—	—	—	458,828	57,481
With Preferred Guarantees and Counter-guarantees “A”	928	—	—	—	—	—	—	—	928	—
With Preferred Guarantees and Counter-guarantees “B”	—	—	—	—	—	—	—	—	—	—
Without Preferred Guarantees or Counter-guarantees	457,900	—	—	—	—	—	—	—	457,900	57,481
- Overdraft	204,694	—	—	—	—	—	—	—	204,694	523,465
With Preferred Guarantees and Counter-guarantees “A”	180	—	—	—	—	—	—	—	180	—
With Preferred Guarantees and Counter-guarantees “B”	—	—	—	—	—	—	—	—	—	—
Without Preferred Guarantees or Counter-guarantees	204,514	—	—	—	—	—	—	—	204,514	523,465
- Mortgage and Collateral Loans	16,911	—	—	—	—	—	—	—	16,911	47,901
With Preferred Guarantees and Counter-guarantees “A”	—	—	—	—	—	—	—	—	—	—
With Preferred Guarantees and Counter-guarantees “B”	12,591	—	—	—	—	—	—	—	12,591	34,041
Without Preferred Guarantees or Counter-guarantees	4,320	—	—	—	—	—	—	—	4,320	13,860
- Personal Loans	39,539	—	—	—	—	—	—	—	39,539	1,753
With Preferred Guarantees and Counter-guarantees “A”	—	—	—	—	—	—	—	—	—	—
With Preferred Guarantees and Counter-guarantees “B”	—	—	—	—	—	—	—	—	—	—
Without Preferred Guarantees or Counter-guarantees	39,539	—	—	—	—	—	—	—	39,539	1,753

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES (Continued)

AS OF DECEMBER 31, 2020 AND 2019

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Situation			With Problems / Medium Risk		With High Insolvency Risk / High Risk				Total
Items	Normal	With Special Follow- up / Low Risk	Not Past Due	Past Due	Not Past Due	Past Due	Uncollectible	Uncollectible due to Technical Reasons	12.31.20	12.31.19
- Credit Cards	217,867	-	-	-	-	-	-	-	217,867	204,101
With Preferred Guarantees and Counter-guarantees “A”	424	—	—	—	—	—	—	—	424	—
With Preferred Guarantees and Counter-guarantees “B”	—	—	—	—	—	—	—	—	—	—
Without Preferred Guarantees or Counter-guarantees	217,443	—	—	—	—	—	—	—	217,443	204,101
- Other	14,403	—	—	—	—	—	—	—	14,403	22,696
With Preferred Guarantees and Counter-guarantees “A”	2	—	—	—	—	—	—	—	2	—
With Preferred Guarantees and Counter-guarantees “B”	2,660	—	—	—	—	—	—	—	2,660	862
Without Preferred Guarantees or Counter-guarantees	11,741	—	—	—	—	—	—	—	11,741	21,834
Debt Securities	—	—	—	—	—	—	—	—	—	132,318
Investments in Equity Instruments	392,757	—	—	—	—	—	—	—	392,757	274,752
Contingent Commitments	646,605	—	—	—	—	—	—	—	646,605	235,443

TOTAL	1,991,604	—	—	—	—	—	—	—	1,991,604	1,499,910

ALLOWANCES	57,387	—	—	—	—	—	—	—	57,387	9,897

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE O – DERIVATIVE FINANCIAL INSTRUMENTS

AS OF DECEMBER 31, 2020

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Type of Contract	Objective of the Operations	Underlying Asset	Type of Settlement	Scope of Negotiation or Counterpart	Weighted Average Term Originally- Agreed	Residual Weighted Average Term	Weighted Average Term to Settle Differences	Amount(*)
Forwards in Foreign Currency
OTC - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	MAE	4	1	1	7,921,087
ROFEX - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	3	2	1	17,795,643
ROFEX - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	3	2	1	14,328,423
Forwards with Customers
Purchases	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	7	3	202	1,549,356
Sales	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	4	2	123	12,563,375
Repurchase Transactions
Forward Sales	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE	-	-	-	61,923,889
Swaps with Customers
Swaps of Fixed Interest Rate for Variable Rate	Brokerage - own account	Others	Others	MAE	36	3	1	82,909

(*)	Relates to the notional amount.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2020

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			Fair Value through Profit or Loss	Fair Value Hierarchy
Items	Amortized Cost	Fair Value through OCI	Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and Due from Banks	175,423,476	—	—	—	—	—
Cash	66,932,871	—	—	—	—	—
Financial Institutions and Correspondents	108,490,605	—	—	—	—	—
Debt Securities at Fair Value through Profit or Loss	—	—	155,419,560	24,824,475	129,236,300	1,358,785
Derivative Financial Instruments	—	—	2,165,032	—	547,929	1,617,103
Repurchase Transactions	60,995,643	—	—	—	—	—
Argentine Central Bank	60,995,643	—	—	—	—	—
Other Financial Institutions	—	—	—	—	—	—
Other Financial Assets	7,301,643	—	2,791,983	2,760,728	31,255	—
Loans and Other Financing	526,434,119	—	—	—	—	—
Non-financial Public Sector	334	—	—	—	—	—
Argentine Central Bank	13,195	—	—	—	—	—
Other Financial Institutions	14,700,600	—	—	—	—	—
Non-financial Private Sector and Residents Abroad	511,719,990	—	—	—	—	—
Advances	29,219,431	—	—	—	—	—
Overdraft	143,769,344	—	—	—	—	—
Mortgage Loans	16,486,335	—	—	—	—	—
Pledge Loans	11,586,593	—	—	—	—	—
Personal Loans	36,504,158	—	—	—	—	—
Credit-card loans	241,793,015	—	—	—	—	—
Finance Leases	1,819,883	—	—	—	—	—
Others	30,541,231	—	—	—	—	—
Other Debt Securities	18,885,279	4,185,098	—	604,996	3,580,102	—
Financial Assets Pledged as Collateral	16,681,884	—	2,035,559	2,035,559	—	—
Investments in Equity Instruments	—	—	5,711,684	234,774	—	5,476,910

TOTAL FINANCIAL ASSETS	805,722,044	4,185,098	168,123,818	30,460,532	133,395,586	8,452,798

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES (Continued)

AS OF DECEMBER 31, 2020

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			Fair Value through Profit or Loss	Fair Value Hierarchy
Items	Amortized Cost	Fair Value through OCI	Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits	669,282,956	—	—	—	—	—
Non-financial Public Sector	21,537,481	—	—	—	—	—
Financial Sector	1,947,127	—	—	—	—	—
Non-financial Private Sector and Residents Abroad	645,798,348	—	—	—	—	—
Checking Accounts	101,777,665	—	—	—	—	—
Savings Accounts	313,702,281	—	—	—	—	—
Time Deposit and Term Investments	230,318,402	—	—	—	—	—
Others	7,112,779	—	—	—	—	—
Liabilities at fair value through profit or loss	—	—	—	—	—	—
Derivative Financial Instruments	—	—	57,450	—	57,450	—
Repurchase Transactions	—	—	—	—	—	—
Argentine Central Bank	—	—	—	—	—	—
Other Financial Institutions	—	—	—	—	—	—
Other Financial Liabilities	97,471,465	—	—	—	—	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	13,833,439	—	—	—	—	—
Debt Securities	17,073,898	—	—	—	—	—
Subordinated Debt Securities	21,653,546	—	—	—	—	—

TOTAL FINANCIAL LIABILITIES	826,428,083	—	57,450	—	57,450	—

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE Q – INCOME STATEMENT BREAKDOWN

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2020 AND ENDED DECEMBER 31, 2020, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Net Financial Income/(Expense)
Items	Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income (loss) from Government Securities	—	62,140,975	(337,707)
Income (loss) from Corporate Securities	—	4,721,625	—
Income (Loss) from Derivative Financial Instruments	—	2,469,302	—
Repurchase Transactions	—	1,746,892	—
Interest Rate Swaps	—	35,862	—
Options	—	686,548	—
Income from Other Financial Assets	—	—	(17,221)

Total as of 12.31.20	—	69,331,902	(354,928)

	Net Financial Income/(Expense)
Items	Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income (loss) from Government Securities	—	84,885,379	847,564
Income (loss) from Corporate Securities	—	12,698,057	—
Income (Loss) from Derivative Financial Instruments	—	1,745,597	—
Repurchase Transactions	—	1,745,597	—
Income from other Financial Assets	—	(28,681)	20,844
From Measurement of Financial Liabilities at Fair Value through in Profit or Loss
Income (Loss) from Derivative Financial Instruments	—	(148,856)	—
Interest Rate Swaps	—	(148,856)	—

Total as of 12.31.19	—	99,151,496	868,408

	Net Financial Income/(Expense)
Items	Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income (loss) from Government Securities	—	29,127,105	(182,617)
Income (loss) from Corporate Securities	—	3,236,294	—
Income (Loss) from Derivative Financial Instruments	—	4,374,983	—
Repurchase Transactions	—	4,374,901	—
Interest Rate Swaps	—	82	—
Income from other Financial Assets	—	21,427	—
From Measurement of Financial Liabilities at Fair Value through in Profit or Loss
Income (Loss) from Derivative Financial Instruments	—	(418,300)	—
Repurchase Transactions	—	(187,828)	—
Interest Rate Swaps	—	(230,472)	—

Total as of 12.31.18	—	36,341,509	(182,617)

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2020 AND ENDED DECEMBER 31, 2020, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Interest and Adjustments for Application of Effective Interest Rate of Financial Assets Measured at Amortized Cost	12.31.20	12.31.19	12.31.18
Interest Income
On Cash and Due from Banks	2,842	10,804	1,663
On Corporate Securities	311,974	531,312	691,109
On Government Securities	9,183,108	6,405,292	2,908,388
On Others Financial Assets	—	—	—
On Loans and Other Financing	148,447,000	161,010,334	158,763,887
Non-financial Public Sector	—	—	534
Financial Sector	3,126,359	4,300,203	4,405,849
Non-financial Private Sector	145,320,641	156,710,131	154,357,504
Advances	11,887,470	17,145,365	20,605,103
Mortgage Loans	13,075,809	17,497,492	12,462,689
Pledge Loans	1,421,653	956,238	891,486
Personal Loans	16,298,802	16,635,559	19,160,364
Credit Card Loans	47,207,293	64,903,224	61,485,538
Finance Leases	351,863	760,736	1,266,432
Others	55,077,751	38,811,517	38,485,892
On Repurchase Transactions	8,861,754	9,713,712	1,562,445
Argentine Central Bank and Other Financial Institutions	8,788,748	9,246,541	669,436
Other Financial Institutions	73,006	467,171	893,009

Total	166,806,678	177,671,454	163,927,492

Interest-related Expenses	12.31.20	12.31.19	12.31.18
On Deposits	(79,482,905)	(103,158,332)	(68,499,156)
Non-financial Private Sector	(79,482,905)	(103,158,332)	(68,499,156)
Checking Accounts	—	—	—
Savings Accounts	(11,312)	(8,577)	(11,127)
Time Deposit and Term Investments	(62,823,955)	(90,832,354)	(59,908,890)
Others	(16,647,638)	(12,317,401)	(8,579,139)
Financing Received from the Argentine Central Bank and Other Financial Institutions	(1,744,423)	(3,340,252)	(4,525,891)
On Repurchase Transactions	(303,406)	(921,267)	(462,321)
BCRA	—	—	—
Other Financial Institutions	(303,406)	(921,267)	(462,321)
On Other Financial Liabilities	(953,190)	(1,777,996)	(1,629,043)
On Debt Securities	(6,097,288)	(19,388,515)	(17,407,231)
On Subordinated Debt Securities	(1,593,246)	(1,667,719)	(1,531,304)

Total	(90,174,458)	(130,254,081)	(94,054,946)

Fee Income	12.31.20	12.31.19	12.31.18
Fee Related to Credit cards	21,255,723	21,604,202	20,435,229
Fee related to Insurance	1,715,661	1,797,953	1,873,037
Fee related to Obligation	11,468,853	12,432,094	13,500,354
Fee Related to Credits	8,152,466	6,720,278	9,844,715
Fee Related to Loan Commitments and Financial Guarantees	109,796	488,101	445,892
Fee Related to Securities	1,774,362	1,960,554	2,216,784
Fee for Collections Management	352,494	701,034	620,683
Fee for Foreign and Exchange Transactions	1,646,077	2,142,517	2,157,143

Total	46,475,432	47,846,733	51,093,837

Fee-related Expenses	12.31.20	12.31.19	12.31.18
Fees related to Transactions with Securities	(161,629)	(669,422)	(116,951)
Fees related to Credit Cards	(5,348,957)	(4,787,867)	(3,867,245)
Fees related to foreign operations and exchange	(483,529)	(214,548)	(122,656)
Others	(3,923,758)	(3,941,660)	(2,230,653)

Total	(9,917,873)	(9,613,497)	(6,337,505)