Form 20-F
period 2021-12-31
GRUPO FINANCIERO GALICIA SA
filed 2022-04-25
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 25, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20–F

(Mark One)
☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2021
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
Diego Rivas, Chief Financial Officer & Compliance
Tel: 54 11 4 343 7528 / Fax: 54 11 4 331 9183, drivas@gfgsa.com
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

•
Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia” or the “Bank”), our largest subsidiary, consolidated with (i) Inviu S.A.U. (“Inviu” formerly known as Galicia Valores S.A.U.) until August 31, 2019 (effective September 1, 2019, Inviu was sold to Grupo Financiero Galicia and transferred to IGAM LLC);

•	Tarjetas Regionales S.A. (“Tarjetas Regionales”) and its subsidiaries;

•	Sudamericana Holding S.A. (“Sudamericana”) and its subsidiaries;

•	Galicia Warrants S.A. (“Galicia Warrants”);

•	Galicia Asset Management S.A.U. (“Galicia Asset Management” or “Fima”);

•	IGAM LLC (“IGAM”) and its subsidiaries; and

•	Galicia Securities S.A.U. (“Galicia Securities”).
These consolidated financial statements have been prepared in accordance and in compliance with the International Financial Reporting Standards (“IFRS”) issued by the International Financial Reporting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). IFRS in force as of the date of preparation of these consolidated financial statements for the fiscal years ended December 31, 2021, 2020 and 2019 have been applied. We maintain our financial books and records in Argentine Pesos and prepare our financial statements in conformity with IFRS, as issued by the IASB, effective as of the fiscal year beginning on January 1, 2018.
As of July 1, 2018, Argentina qualified as a hyperinflationary economy for accounting purposes. Grupo Galicia’s functional currency is the Argentine peso and its financial statements have been prepared in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies as if the Argentine economy had always been hyperinflationary. The financial position and results of operations as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 are reflected in terms of current purchasing power using the Consumer Price Index (“CPI”) as of December 31, 2021.
In this annual report, references to “US$” and “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Argentine Pesos. The exchange rate used in translating Pesos into Dollars and used in calculating the convenience translations included in the following tables is the “Reference Exchange Rate” that is published by the Argentine Central Bank (commonly referred to as “BCRA” for its Spanish acronym) and that was Ps.102.7500, Ps.84.1450 and Ps.59.8950 per US$1.00 as of December 31, 2021, December 31, 2020 and December 31, 2019, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or at any other rate.

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
FORWARD LOOKING STATEMENTS
This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions Item 4. “Information on the Company”-A. “History and Development of the Company”-“Capital Investments and Divestitures,” Item 5. “Operating and Financial Review and Prospects”-A. “Operating Results-Principal Trends” and B. “Liquidity and Capital Resources.” All statements other than statements of historical facts contained in this annual report (including statements regarding our future financial position, business strategy, budgets, projected costs and management’s plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or other similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be provided with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely from those contemplated in such forward-looking statements include but are not limited to:

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

•	financial difficulties of the Argentine government (“Government”) and its ability (or inability) to restructure or rollover its outstanding debt that is held by international credit entities;

•	changes in Government regulations applicable to financial institutions, including tax regulations and changes in or failures to comply with banking or other regulations;

•	volatility of the Peso and the exchange rates between the Peso and foreign currencies;

•	fluctuations in the Argentine rate of inflation, including hyperinflation;

•	increased competition in the banking, financial services, credit card services, insurance, asset management, mutual funds and related industries;

•	Grupo Financiero Galicia’s subsidiaries’ inability to sustain or improve their performance;

•	a loss of market share by any of Grupo Financiero Galicia’s main businesses;

•	a change in the credit cycle, increased borrower defaults and/or a decrease in the fees charged to clients;

•	changes in the saving and consumption habits of its customers and other structural changes in the general demand for financial products, such as those offered by Banco Galicia;

•	changes in interest rates which may, among other things, adversely affect margins;

•	Banco Galicia’s inability to obtain additional debt or equity financing on attractive conditions or at all, which may limit its ability to fund existing operations and to finance new activities;

•	technological changes and changes in Banco Galicia’s ability to implement new technologies;

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
Not applicable.
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
Risk Factors Relating to Argentina
The current state of the Argentine economy, together with uncertainty regarding the Argentine Government (“Government”), may adversely affect our business and prospects.
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

During the past decade Argentina experienced economic stagnation as a result of unstable monetary, fiscal and economic regulatory policies. This, combined with a lack of institutional transparency, led to increasing inflation rates, lack of economic growth, currency instability and low investment levels, among others. After the congressional elections in November 2021, additional risks may arise if new policies are implemented by the newly elected Argentine congress that exacerbate the existing macroeconomic imbalances. In addition to this, no assurance can be provided regarding other events, such as the enactment of other governmental policies, that may occur in the future and their impact on the Argentina economy and on the results of Grupo Financiero Galicia’s operations.
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
Since taking office, the Fernández administration has announced and implemented several significant economic measures and policy reforms, the impact of which are uncertain at this time. For example, on December 20, 2019, the Argentine National Congress passed Law No. 27,541, which declared a public emergency in economic, financial, fiscal, administrative, pension, energy, health and social matters. It also delegated to the Argentine executive branch broad authority and power to take actions designed to, among other things, ensure the sustainability of the level of public debt, restructure the rate the energy system charges its customers through a renegotiation of the current comprehensive tariff regime and restructure the regulatory entities for the energy system. Throughout 2020, other laws were passed, such as Law 27,609, in which the pension-adjustment formula was modified, and Law 27,605, that imposed a one-off tax on high net worth individuals. In 2021, the Argentine

National Congress approved other important laws, such as Law 27,617 modifying the income tax regime; Law 27,636 for the Promotion of Access to Formal Employment for Transvestites, Transsexuals and Transgender Persons, which law requires that three powers of the national State (Congress, Executive and Judicial branches), public ministries, decentralized or autarkic organizations, non-state public entities and State companies and companies must staff at least 1% of their work force with individuals from these groups; and Law 27,637, which lowered gas rates for municipalities located in areas with recorded low temperatures.
Further, beyond the above noted reforms and policies, foreign exchange market (the “FX market”) restrictions, in combination with a relatively loose monetary and fiscal policy and additional restrictions on foreign trade could result in lower economic growth rates in Argentina for the coming years. In addition, an adverse result in the debt negotiation that the Government is carrying out with external creditors, such as the International Monetary Fund (“IMF”), could affect access to capital markets, and may affect the growth of the country, provinces and private companies. It is impossible to predict the impact of these measures, as well as any future measures that may be adopted, on the Argentine economy overall and the financial sector.
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
Since 2007, Argentina has experienced high inflation. According to private estimates, inflation has been systematically above 20% since 2007, reaching a maximum of 53.8 % in 2019. Accumulated inflation during 2021 was 50.9%, after the 36.1% of 2020.
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
Even though as a result of reforms implemented in recent years, inflation rates calculated by INDEC are generally accepted, the possibility that they may be manipulated in the future cannot be ruled out. Any such future manipulation could affect the Argentine economy in general and the financial sector in particular.
In addition to concerns related to the trustworthiness of inflation figures, in the past, inflation has materially undermined the Argentine economy and the Government’s ability to generate conditions that fostered economic growth. High inflation rates or a high level of volatility may materially and adversely affect the business volume of the financial system and prevent the growth of financial intermediation activity. This, in turn, could adversely affect economic activity and employment.
Combined with high inflation rates, Argentina has also displayed high volatility in its currency, as a consequence of local imbalances and external shocks. Both high inflation rates and high levels of volatility in the inflation rate affect Argentina’s competitiveness abroad, as well as real salaries, employment rates, consumption rates and interest rates. A high level of uncertainty regarding these economic variables, and lack of stability in terms of inflation, could lead to shortened contractual terms and affect the ability to plan and make decisions. This may have a negative impact on economic activity and the income of consumers and their purchasing power. All of the above could materially and adversely affect Grupo Financiero Galicia’s financial position, results of operations and business, and the trading price for its ADSs.

Argentina’s and Argentine companies’ ability to obtain financing and to attract direct foreign investment is limited and may adversely affect Grupo Galicia’s financial position, results of operations and business.
Argentina and Argentine companies have had limited access to foreign financing in recent years. Firstly, as a result of a default in December 2001 by Argentina on its debt to foreign bondholders, multilateral financial institutions and other financial institutions. Argentina settled all of its outstanding debt with the IMF in 2006, carried out a variety of debt swaps with certain bondholders between 2004 and 2010, and reached an agreement with the creditors group “Paris Club” in 2014. After several years of litigation, on March 1, 2016, an agreement was reached between the Argentine government and certain creditors to which the Argentine government was previously in default.
On April 18, 2016, in order to make a payment owed to similarly situated bondholders, Argentina issued bonds in an amount of US$16.5 billion, with interest rates between 6.25% and 8% and maturities of three, five, ten and thirty years. The payment of approximately US$9.3 billion to the bondholders was made on April 22, 2016, thus reaching a solution to the Argentine debt in default.
During the remainder of 2016, 2017 and the first four months of 2018, the Argentine government continued to seek financing from international markets. Following the exchange rate crisis beginning in April 2018, however, Argentina was not able to access the international capital markets, resulting in the Argentine government requesting a loan from the IMF (pursuant to a “Stand-By” Agreement for a total of US$57 billion).
In 2019, Argentina’s bonds plummeted, and the country risk soared after the Argentine primary presidential elections that took place on August 11, in which the Fernandez-Fernandez platform won by a landslide, making the country unable to refinance its existing debt with the private sector. As a result, the Macri administration decided to unilaterally restructure the maturity dates on short-term debt issued by the Argentine Government and denominated both in Argentine pesos and in Dollars.
When President Fernandez took office, his administration commenced debt-restructuring negotiations for debt held by the Government that was held by foreign creditors. This restructuring was completed in September 2020.
Argentina achieved signing a new 30-month agreement with the IMF under the Extended Fund Facility (EFF), amounting to SDR 31.914 bn (around USD 44 bn) as to refinance debt with the entity for about USD 41.1 bn. The agreement included upfront disbursements for USD 9.7 bn, while the remainder will be disbursed on each of the 10 quarterly revisions for 2 and a half years, to be repaid in 10 years with a 4 and a half grace period each. Moreover, in its 2022 Article IV Consultation the IMF concluded that risks to the program are exceptionally high given the vulnerability to external shocks and implementation difficulties on the complex social and political situation, and further efforts will be required beyond the program period. The new agreement requires commitments to implement reforms and changes to economic policy, which could have a significant adverse effect on Argentina’s economy and on Argentine companies including Grupo Financiero Galicia’s ability to obtain international financing and could also adversely affect local credit conditions.
If Argentina is not able to reach a new agreement with the IMF, it may not be able to pay current debt service in accordance with its existing Stand By Agreement, which may result in the country being in “protracted arrears” with the IMF (defined as being more than 6 months late on debt payments). This event or any other current outstanding debt would likely inhibit or prevent access by the Government and Argentine companies to the international financial markets and may also compromise the ability of such entities to obtain bilateral financing. This would have an adverse effect on the Argentine economy, including Grupo Financiero Galicia, and would likely cause a negative impact the ability of companies, including Grupo Financiero Galicia, to obtain foreign financing.
A decline in the international prices of Argentina’s main commodity exports and a real appreciation of the Peso against the Dollar could affect the Argentine economy and create new pressures on the foreign exchange market and have a material adverse effect on Grupo Galicia’s financial condition, prospects and operating results.

The reliance on the export of certain commodities, (particularly soybeans, soybean by-products, corn and wheat), has made the country more vulnerable to fluctuations in their prices. A decrease in commodity prices may adversely affect the Argentine government’s fiscal revenues and the Argentine economy. Given its reliance on such agricultural commodities, the country is also vulnerable to weather events—such as 2018’s drought—that may negatively affect production, reducing fiscal revenues and the inflow of Dollars.
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
From time to time the Argentine government has enacted several laws amending the regulatory framework governing several different activities as a measure to stimulate the economy, some of which have had adverse effects on Grupo Financiero Galicia’s business. Although former administration has eliminated some of these regulations, political and social pressures could inhibit the Argentine government’s implementation of policies designed to generate growth and enhance consumer and investor confidence.
No assurance can be provided that future regulations, and especially those related to the financial system, will not materially and adversely affect the assets, revenues and operating income of private sector companies, including Grupo Financiero Galicia, the rights of holders of securities issued by those entities, or the value of those securities. The lack of regulatory foresight could impose significant limitations on activities of the financial system and Grupo Financiero Galicia’s business and would generate uncertainty regarding its future financial position and result of operations and trading price for its ADSs.
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
The monetary and fiscal policies implemented by the main economies of the world, such as the United States, China and the European Union, affected the Argentine economy through interest rates, prices of raw materials and economic growth rates. The exit from the COVID-19 pandemic has had a positive effect on economic growth worldwide, positively impacting Argentine exports due to an increase in external demand for them, in turn increasing the price of commodities as economic activities have reopened and resumed. However, the higher prices of commodities contributed to generating inflationary pressures in many economies of the world. Consequently, the monetary authorities raised interest rates which worsens the context for emerging markets such as Argentina. In addition, high levels of general economic uncertainty and events such as the Russian invasion of Ukraine may result in factors that offset any positive impact from higher commodity prices.

The economic activity of Brazil, one of Argentina’s main trade partners, also has an impact on Argentina’s economy. A depreciation of the Brazilian Real currency against the Dollar has in the past and would again in the future put additional pressure on the exchange rate for the Argentine Peso against the Dollar. Likewise, a weak economic performance from Brazil would affect Argentine exports, particularly in the case of industrial goods, many of which Argentina exports to Brazil.
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
The Argentine Peso depreciated 15.6% as compared to the Dollar in 2017, 50.3% in 2018, 36.9% in 2019, 28.8% in 2020 and 18.1% in 2021 according to the official quotation of the BCRA. If the Peso further depreciates against the Dollar, this could have an adverse effect on the ability of Argentine companies to make timely payments on their debts denominated in or indexed or otherwise connected to a foreign currency, generate very high inflation rates, reduce real salaries significantly, and have an adverse effect on companies focused on the domestic market, such as public utilities and the financial industry. Such a potential devaluation could also adversely affect the Argentine government’s capacity to honor its foreign debt, with adverse consequences for Grupo Financiero Galicia’s and Banco Galicia’s businesses, which could affect Grupo Financiero Galicia’s capacity to meet obligations denominated in a foreign currency which, in turn, could have a material adverse effect on the trading prices for Grupo Financiero Galicia’s ADSs.
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
In order to control the depreciation of the Peso, the Argentine executive branch introduced capital controls in 2019, which were further bolstered in 2020 and 2021. Despite the imposition of such controls, the BCRA continued to lose monetary reserves throughout most of 2020. The BCRA closed the year 2021 with an increase in reserves of US$0.2 billion, mainly due to purchases of bonds in the
Mercado Único y Libre de Cambios
(“MULC”) in the amount of Ps.5.1 million and partially offset by intervention in the bonds market and debt payments undertaken by the Argentine Government and that resulted in a decrease in international reserves.
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
Since December 2001, different government administrations have established and implemented various restrictions on foreign currency transfers (both in respect of transfer into and out of Argentina). Such is the case of the current measures, which limit the ability of residents to purchase foreign currency for saving purposes by capping the amount that can be purchased by the general public at US$200 per month and by imposing taxes on all such foreign currency purchases, as well as on any purchases in foreign currency made with debit or credit cards and on the purchase of international flights, hotels or tourism packages (a total tax rate of 65% on the purchase of foreign currency for savings and tourism composed of: 30% for the PAIS Tax (
“Impuesto para una Argentina Inclusiva y Solidaria”
) and 35% as Income Tax). Moreover, companies are not allowed to freely distribute utilities or to fully repay financial debt, while importers face restrictions on accessing the foreign exchange market. The BCRA does not allow companies to purchase foreign currency in the official market for more than 40% of their outstanding debt.
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
Service of process upon individuals or entities which are not resident in the United States may be difficult to obtain in the United States. Grupo Financiero Galicia and its subsidiaries are companies incorporated under the laws of Argentina. Most of their shareholders, directors, members of the Supervisory Syndics’ Committee, officers, and some specialists named herein are domiciled in Argentina and the most significant part of their assets is located in Argentina. Although Grupo Financiero Galicia has an agent to receive service of process in any action against it in the United States with respect to its ADSs, none of its executive officers or directors has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult to effect service of process against Grupo Financiero Galicia’s executive officers and directors. Additionally, under Argentine law, the enforcement of foreign judgments will only be allowed if the requirements in sections 517 to 519 of the National Code of Civil and Commercial Procedures or the applicable local code of procedures are met and provided that the foreign judgment does not infringe on concepts of public policy in Argentine law, as determined by the competent courts of Argentina. As such, an Argentine court may find that the enforcement in Argentina of a foreign judgment (including a U.S. court) that requires payment be made by an Argentine individual to holders of its foreign currency-denominated securities outside of Argentina is contrary to the public policy if, for instance, there are legal restrictions in place prohibiting Argentine debtors from transferring foreign currency abroad to pay off debts.
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
The former administration began significant reforms in the electric power sector. As part of such reforms, the administration took actions designed to guarantee the supply of electric power in Argentina, instructing the Secretary of Energy and Mining to develop and implement a coordinated program to guarantee the quality of the electric power system and ration individuals’ and public entities’ consumption of energy by increasing tariffs.

As of the date hereof, the tariffs that electrical power companies can charge have been barely “modified” in over three years. As such, the increasing costs incurred by these electrical power companies that are not covered by the current tariffs have been paid for using governmental subsidies. This use of governmental subsidies instead of increases in tariffs has led to an increase in the level of public spending by the Government. Looking ahead, any reduction by the Government in such public subsidies (and corresponding increase in the electrical power tariffs charged) could have a material adverse effect on inflation and, thus, on Argentine consumers’ disposable income and the financial and operating performance of Argentine companies. As a result, it could affect Grupo Financiero Galicia’s financial condition and results of operations and the trading price of our ADSs as well.
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
In the past, the Argentine government has passed laws and regulations requiring private sector companies to maintain certain salary levels and to provide their employees with additional work-related benefits. Furthermore, employers, both in the public sector and in the private sector, have been experiencing intense pressure from their personnel, or from the labor unions representing such personnel, demanding salary increases and certain benefits for the workers, given the prevailing high inflation rates.
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
Large amounts of public expenditures in Argentina could generate long lasting adverse consequences for the Argentine economy.
Since 2007, Argentina increased its spending to Gross Domestic Product (“GDP”) to reach a maximum of 24% in 2015, quite above the ratio of the rest of the countries in the region. Since then, a decreasing trend in expenditures was observed until the year 2019. However, in 2020 the spending-to-GDP ratio increased again and amounted to 24%, as the fiscal stimulus package implemented to deal with COVID-19 resulted in increased expenditures. In 2020, the primary deficit amounted to 6.5% of GDP, and was mainly financed by assistance from the BCRA. Then, in 2021, the primary deficit amounted to nearly 3.3% of GDP and was again mainly financed by assistance from the BCRA.
If the fiscal deficit is not reduced and debt financing is insufficient, the Government may be forced to continue its reliance on BCRA financing.
The lack of reduction in Argentina’s deficit could have a negative effect on the Government’s ability to access to the long-term financial markets, and in turn, could limit the access to such markets for Argentine companies, such as Grupo Financiero Galicia and its subsidiaries. The same may have a material and adverse effect on Grupo Financiero Galicia’s financial condition and results of operations and the trading price for its ADSs.
Exposure to multiple provincial and municipal tax legislation and regulations could adversely affect Grupo Financiero Galicia’s business or results of operations.

Argentina has a federal system of government with 23 provinces and the Autonomous City of Buenos Aires. Each of these, under the Argentine National Constitution (“National Constitution”), has full power to enact certain legislation concerning taxes. Likewise, within each province, municipal governments have broad powers to regulate said matters. Given that the bank branches of our subsidiary, Banco Galicia, are located in multiple provinces, we are subject to various provincial and municipal legislation and regulations that may vary from time to time. Future developments in provincial and municipal legislation concerning taxes, provincial regulations or other matters could have a material and adverse effect on Grupo Financiero Galicia’s expenses and business, results of operations and financial condition and thus the trading price for its ADSs could decrease.
The Covid-19 pandemic could have an adverse effect on our business operations.
In March 2020, the World Health Organization declared COVID-19 a pandemic. As a result, most countries adopted several measures to control the coronavirus, including the use of quarantine, lockdown, and severe restrictions on the movement of their respective populations by certain air carriers and foreign governments. Since that initial outbreak, COVID-19 has spread and continues to spread around the world. Therefore, the pandemic has caused, and continues to have the potential to cause, social disruption and a material economic downturn in Argentina and globally.
The long-term effects to the global economy and to Grupo Financiero Galicia of epidemics, pandemics, and other public health crises, such as COVID-19, are difficult to assess or predict and may include risks to employee’s health and safety and reduce our business operations. Also, such long-term effects depend on several other factors which remain uncertain at this point (such circumstances may include further waves of infection, further variants of the Covid-19 virus, the lasting effects of vaccines, the global roll out of vaccination programs, the percentage of vaccinated population, possible further lockdowns or other restrictions, and the speed and stability of the economic recovery, among others).
Macroeconomic conditions in Argentina have deteriorated as a result of the COVID-19 pandemic. According to INDEC, during 2020, GDP declined by 9.9% year-over-year. These conditions also led to an increase in poverty which, according to INDEC, by the second half of 2020 had affected more than 42% of the Argentine population. However, during 2021, GDP exhibited a cumulative growth of 10.3% year-on-year, while poverty decreased to 37.7% of the Argentine population during the second half of 2021.
Epidemics, pandemics, and other health crises, such as COVID-19, may negatively impact the business and operations of third-party service providers who perform critical services for our business. Furthermore, certain measures imposed by the Government, such as travel restrictions, border closures, and lock-down measures which have forced us to set in place work from home arrangements for our employees, may also have a material impact on our ability to operate and achieve our business goals.
If the health situation worsens, and the global and Argentine economies are unable to sustain post-pandemic the recovery, we may also experience higher default rates on our customer financing, liquidity shortfalls, and difficulties in our ability to service our debt and other financial obligations. We may also encounter difficulties in accessing the debt and capital markets and be forced to refinance pre-existing financing arrangements. Although the actual impact is impossible to assess, the occurrence of any of these events could have a material adverse effect on our operations.
Finally, it is unclear whether these challenges and uncertainties will increase or diminish, and what effects they may have on long-term global political and economic conditions. Nor can we predict how the disease will evolve and spread or forecast the impact of new variants of the virus. Moreover, we also cannot predict whether the recovery of the Argentine economy exhibited during 2021 can be sustained also during 2022. The impact of COVID-19 and other health crises could have a material and adverse effect on Grupo Financiero Galicia’s business, results of operations, and financial condition and, therefore, on the trading prices of its ADSs.
Failure to adequately address actual and perceived risks arising from institutional deterioration and corruption could adversely affect Argentina’s economic and financial position and the ability of Argentine companies to attract foreign investment.

As of the date of this report, Argentina has been invited to join the Organization for Economic Cooperation and Development (OECD). However, if the country is not able to carry out the reforms and assume the commitments required by this organization, its membership could be rejected.
The failure to address these issues could increase the risk of political instability, distort the decision-making process, adversely affect Argentina’s international reputation and its ability and the ability of its companies to attract foreign investment.
A deterioration in the Argentine reputation could have a material and adverse effect on Grupo Financiero Galicia’s financial condition and results of operations and, thus, on the trading price for its ADSs.
The Argentine economy could be negatively affected by external factors that have an impact in the whole world, such as COVID-19’s spread and the consequent implementation of measures designed to deal with the mentioned pandemic, and its economic impact both on a local and an international level.
The Argentine economy is vulnerable to external factors. In this sense, most economies in the world (including Argentina and its main trade partners) have been affected by the spread of COVID-19. The virus’ progression, which has been declared a pandemic by the World Health Organization, has led to the application of measures throughout 2020 and 2021 that have had a severe economic impact.
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
Additionally, the progression of the virus and the resulting measures designed to fight the virus affected and could continue to affect economic growth in Argentina’s main trade partners (such as Brazil, the European Union, China, and the United States).
In addition to the above described impacts, separately, in 2021 expansive monetary and fiscal policies led to an increase in inflation in most of the world’s economies. Higher levels of economic uncertainty associated with rising inflation could further exacerbate the volatility of various financial metrics, particularly in emerging markets, which could pose a threat to the value of Argentina’s currency and the ability of Argentine companies to obtain financing. Furthermore, the policies adopted to control inflation, mainly increases in interest rates, could also restrict the ability of companies and other entities in emerging countries to obtain international financing (or to obtain the same on favorable terms), particularly Argentine companies such as Grupo Financiero Galicia.
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
The measures implemented by the Argentine government in late 2001 and early 2002, in particular the restrictions imposed on depositors to withdraw money freely from banks and the “pesification” and restructuring of their deposits, were strongly opposed by depositors due to the losses on their savings and undermined their confidence in the Argentine financial system and in all financial institutions operating in Argentina.

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
The ratio of the total financial system’s private-sector deposits and loans to GDP remains low when compared to international levels. Private-sector deposits and loans amounted to 20.1% and 9.6% of GDP, respectively, as of December 31, 2021.
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

Banco Galicia’s exposure to the public sector as of December 31, 2021 was Ps.540,634 million, representing approximately 37% of its total assets and 216% of its shareholders’ equity. Of this total, Ps.181,567 million were BCRA debt instruments, Ps.155,904 million corresponded to Argentine government securities, Ps.203,166 million were repurchase transactions, while the remaining Ps.27 million corresponded to other receivables resulting from financial brokerage. As a result, Grupo Financiero Galicia’s income-generating capacity may be materially impacted or may be particularly affected by the Argentine public sector’s repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above. Banco Galicia’s ability to honor its financial obligations may be adversely affected by the Argentine government’s repayment capacity or its failure to meet its obligations in respect of Argentine government obligations owed to Banco Galicia.
The Consumer Protection Law may limit some of the rights afforded to Grupo Financiero Galicia and its subsidiaries.
Argentine Law No.24,240 (as amended by Law No. 26,361, Law No. 27,250, Law No.27,265 and Law No.27,266, the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Galicia’s customers. Additionally, Law No.25,065 (as amended by Law No.26,010 and Law No.26,361, the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders. Additionally, the Civil and Commercial Code captured the principles of Consumer Protection Law and established their application to banking agreements.
Furthermore, Law No.26,993 created the “System to Solve Disputes in Consumer Relationships”, an administrative and legal procedure within the framework of the Consumer Protection Law; namely, an administrative and a judicial regime for such matters. Additionally, the BCRA issued Communication “A” 6072, as supplemented and amended, granting broad protection to financial services customers, limiting fees and charges that financial institutions may validly collect from their clients.
The application of both the Consumer Protection Law and the Credit Card Law by administrative authorities and courts at the federal, provincial, and municipal levels has increased. This trend has led to an increase in general consumer protection levels. In the event that Grupo Financiero Galicia and its subsidiaries are found to be liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of Grupo Financiero Galicia and its subsidiaries’ rights, for example, with respect to their ability to collect payments due from services and financing provided by Grupo Financiero Galicia or its subsidiaries, and adversely affect their financial results of operations. There can be no assurance that court and administrative rulings based on the regulation or measures adopted by the enforcement authorities will not increase the degree of protection given to its debtors and other customers in the future, or that they will not favor the claims brought by consumer groups or associations.
The implementation of the Consumer Protection Law, the Credit Card Law and other applicable regulations by administrative authorities and courts may prevent or hinder the collection of payments resulting from services rendered and financing granted by Grupo Financiero Galicia’s subsidiaries, which may have an adverse effect on their results and operations and, in turn, on the trading price for the ADSs.
The maintenance or implementation of measures regarding the charging of fees and regulated rates could materially and adversely affect Grupo Financiero Galicia’s consolidated financial condition and results of operations
The BCRA has various regulations regarding the fees and interest rates that entities can charge in the banking business. One of Grupo Financiero Galicia’s primary subsidiaries, Banco Galicia, is required to comply with the applicable regulations. Interest rates and regulated fees (e.g., setting caps on the rates and fees that an entity can charge its customers) could affect the interest rates and fees earned by Banco Galicia, which could result in a reduction in Grupo Financiero Galicia’s consolidated income or a decrease in customer demand for Banco Galicia’s loan or deposit products. In addition, if Banco Galicia were permitted to (and actually did) increase the interest rates and fees it charged (or if the same were otherwise raised by the BCRA or otherwise), such increases could result in higher debt service obligations for Banco Galicia’s customers, which could, in turn, result in higher levels of delinquent loans or discourage customers from borrowing. Interest rates and regulated fees are highly sensitive to many factors beyond Banco Galicia’s control, such as regulation of the financial sector in Argentina, domestic and international economic and political conditions, among other factors. Changes in the demand for our subsidiaries services and/or increases in the levels of delinquency of their customers could have a material and adverse effect on their businesses and, in turn, on Grupo Financiero Galicia’s business, results of operations and financial condition and on the trading price for it ADSs.
Class actions against financial institutions for an indeterminate amount may adversely affect the profitability of the financial system and of Banco Galicia, specifically.
Certain public and private organizations have initiated class actions against financial institutions in Argentina, including Banco Galicia. Class actions are contemplated in the Argentine National Constitution and the Consumer Protection Law, but their guidance with respect to procedural rules for instituting and trying class action cases is limited. The courts, however, have admitted class actions despite lacking specific regulations, providing some guidance with respect to the procedures for the same. These courts have admitted several complaints filed against financial institutions to defend collective interests, based on arguments that object to charges applied to certain products, applicable interest rates and the advisory services rendered in the sale of government securities, among others.
Final judgments entered against financial institutions under these class actions may affect the profitability of financial institutions in general and of Banco Galicia specifically in relation to class actions filed against Banco Galicia. For further information regarding class actions brought against Banco Galicia, please refer to the Item 8. “Financial Information”— A. “Consolidated Statements and Other Financial Information”—“Legal Proceedings”— “Banco Galicia”. To the extent that the profitability of Banco Galicia is impacted by the foregoing, the same could have a material and adverse effect on Grupo Financiero Galicia’s business, results of operations and financial condition and on the trading price for it ADSs.
Administrative procedures filed by the tax authorities of certain provinces against financial institutions, such as Banco Galicia (the primary subsidiary of Grupo Galicia) and amendments to tax laws applicable to Grupo Galicia could generate losses for Grupo Galicia.
In the last years, City of Buenos Aires tax authorities, as well as certain provincial tax authorities, have initiated administrative proceedings against financial institutions to collect higher gross income taxes from such financial institutions.
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
In the context of the COVID-19 outbreak, the BCRA restricted the ability of Argentine financial institutions to distribute dividends
In the context of the ongoing COVID-19 pandemic, the BCRA issued, on March 19, 2020, Communication “A” 6939, which suspended the ability of Argentine financial institutions to distribute dividends until June 30, 2020, in order to maintain the lending capacity of the financial institutions. This suspension was later extended by Communication “A” 7035 until December 31, 2020, then by Communication “A” 7181 until June 30, 2021 and finally by Communication “A” 7312 until December 31, 2021.
Then, on December 16, 2021 BCRA enacted Communication “A” 7421, effective from January 1, 2022 and until December 31, 2022, whereby financial entities may distribute results by up to 20% of the amount that would have applied according to the rules on “Distribution of results”. Likewise, effective on January 1, 2022, financial entities that have authorization from the BCRA to distribute their results in accordance with the provisions of Section 6 of the rules on “Distribution of Results”, must carry out the same in 12 equal, monthly and consecutive installments.
Given that such measures adopted by the Central Bank are recent, uncertain and change rapidly, it is difficult to predict whether or not they will be tightened in the future and the effect they could have on Grupo Financiero Galicia, as well as to predict whether the operations of the entities financial institutions operating in Argentina, including Banco Galicia, could be affected.
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
In addition, although Argentine laws provide for certain requirements that are like those prevailing in the U.S. in relation to publicly listed companies (including, for example, those related to price manipulation), in general, applicable Argentine laws are different to those in the U.S. and in certain aspects may provide different or fewer protections or remedies as compared to U.S. laws. Further, Grupo Financiero Galicia relies on exemptions from certain Nasdaq rules that are applicable to domestic companies.

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
Market fluctuations, as well as general political and economic conditions in the markets in which we operate, such as recessions, including the economic downturn associated with the Covid-19 pandemic or currency exchange rate fluctuations, may also adversely affect the market price of Grupo Financiero Galicia’s ordinary shares and the ADSs.
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

Pursuant to IAS 29 (Financial Reporting in Hyperinflationary Economies), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated using a suitable general price index to control for the effects of changes. Further, such regulation requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the reporting period. In June 2018, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries”, categorized Argentina as a country with a projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present. Argentine companies applying IFRS are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018. In addition, the Argentine Securities Commission (
Comisión Nacional de Valores
) (“CNV”), through Resolution No. 777/18 established the method to restate financial statements in constant currency to be applied by issuers subject to oversight of the CNV, in accordance with IAS 29.
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
Pursuant to certain provisions of the U.S. Internal Revenue Code of 1986, as amended, commonly known as FATCA, a “foreign financial institution” may be required to withhold on certain payments it makes (“foreign pass thru payments”) to persons that fail to meet certain certification, reporting, or related requirements. We are a foreign financial institution for these purposes. Several jurisdictions have entered into, or have agreed in substance to, intergovernmental agreements with the United States to implement FATCA (“
IGAs
”), which modify the way in which FATCA applies in their jurisdictions. Certain aspects of the application of the FATCA provisions to instruments such as the class B shares and the ADSs, including whether withholding would ever be required pursuant to FATCA with respect to payments on instruments such as the class B shares or the ADSs, are uncertain and may be subject to change.
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
Naranja X is a commercial umbrella that is comprised of the operating subsidiaries of Tarjetas Regionales. Through it we provide proprietary brand credit cards, consumer finance and digital banking services to the underbanked population of Argentina. For further information, see Item 4. Information on the Company – A.1. History – iii) Naranja X below.
Through Sudamericana Holdings and its subsidiaries, we provide insurance products in Argentina.
Through Galicia Securities and Inviu we provide financial, and brokerage related products as explained herein.
We are one of Argentina’s largest financial services groups with consolidated assets of Ps.1,678,043 million as of December 31, 2021.
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
Our agent for service of process in the United States is CT Corporation System, presently located at 28 Liberty Street, New York, NY 10005.

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
On January 12, 2017, Grupo Financiero Galicia together with its main subsidiary, Banco Galicia, decided to accept an offer made by Mr. Julio A. Fraomeni and Galeno Capital S.A.U. to purchase 100% of Banco Galicia’s subsidiary, Compañía Financiera Argentina S.A. On December 4, 2017, through Resolution No. 414, the BCRA authorized the sale of Compañía Financiera Argentina S.A. During the first quarter of fiscal year 2018, payments were completed, so Grupo Financiero Galicia received a total amount of Ps.30,771,146 (which, as adjusted for inflation, is equal to Ps.135,279,290 as of December 31, 2021) for its 3% of participation in Compañia Financiera Argentina S.A.
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
On December 27, 2017, Grupo Financiero Galicia made a capital contribution to Banco Galicia of Ps.10,000,000,000, (which, as adjusted for inflation, is equal to Ps.46,672,919,559 as of December 31, 2021).
On May 28, 2019, the Board of Directors of Grupo Financiero Galicia approved a capital contribution to Tarjetas Regionales for Ps.500,000,000 (which, as adjusted for inflation, is equal to Ps.1,326,364,912 as of December 31, 2021) to fund the creation of a new digital financial company, called “Naranja Digital Compañía Financiera S.A.U.” designed to reach and offer digital banking services to the underbanked population of Argentina. Said capital contribution was effective in two payments of Ps.250,000,000 each, the first one made in June 2019 and the second one made in December 2019. The formation of said company was approved on September 16, 2019, by Resolution 205 of the BCRA.
On July 2, 2019, the Board of Directors of Grupo Financiero Galicia accepted an offer made by Inviu, to acquire 5% of the stock of Galicia Asset Management for US$920,000. Such acquisition made Grupo Financiero Galicia the sole shareholder of Galicia Asset Management, renamed during 2021 as Galicia Asset Management S.A.U. Likewise, on the same date, the Board of Directors of Grupo Financiero Galicia approved the creation of a new company denominated IGAM LLC, to be registered in the state of Delaware, United States of America, to provide brokerage, investing and other financial services in Argentina and in other countries. The registration of IGAM LLC took place on July 3, 2019.
On August 15, 2019, the Board of Directors of Grupo Financiero Galicia accepted a purchase offer made by Banco Galicia to sell 10,000 shares, representing 1% of the capital stock of Inviu, for Ps.695,308.54 (which, as adjusted for inflation, is equal to Ps.1,690,211 as of December 31, 2021). With this share purchase, Inviu is 100% owned by our subsidiary Banco Galicia.
On September 20, 2019, the Board of Directors of Grupo Financiero Galicia approved a capital contribution to IGAM LLC for Ps.71,000,000, (which, as adjusted for inflation, is equal to Ps.162,998,897 as of December 31, 2021), to be applied to the purchase of the total stake in Inviu owned by Banco Galicia. Said operation was closed at a total price of Ps.69,530,854 (which, as adjusted for inflation, is equal to Ps.159,626,091 as of December 31, 2021).
On May 5, 2020, the Board of Directors of Grupo Financiero Galicia, with the goal of strengthening its brokerage service offerings approved a sale offer to purchase the entire capital stock of a brokerage company (an ALYC company -Agente de Liquidación y Compensación- meaning those Argentine entities with a broker-dealer license given by the Argentine Market Regulator) called 34 Grados Sur Securities S.A. Said operation was closed for a total price of US$441,230 and the company was re named Galicia Securities S.A.U.
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
Additionally, on June 8, 2021, the Board of Directors of Grupo Financiero Galicia S.A. agreed to make a sale offer of 10,000 Class B book-entry ordinary shares, with a Par Value 1 and $1 per share, representing 0.000569% of Tarjetas Regionales S.A. to Galicia Securities S.A.U. for a total price of $ 175,900.00, (which, as adjusted for inflation, is equal to Ps.211,855.33 as of December 31, 2021). The price was set based on a book value per share of $17.59 resulting from the Net Assets of Tarjeta Regionales S.A. as of April 30, 2021. The sale offer was accepted and implemented on June 15, 2021 by Galicia Securities S.A.U.
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
In the late 1950s, Banco Galicia launched the equity mutual fund FIMA Acciones and founded the predecessor of the asset manager Galicia Asset Management.
As part of its growth strategy, Banco Galicia began expanding into rural areas in the
Interior
, where there was believed to be a high potential for growth. Historically, the
Interior
was underserved relative to Buenos Aires and its surroundings with respect to access to financial services, and its population tends to use fewer banking services. Between 1995 and 1999, Banco Galicia acquired equity interests in entities and formed several non-banking companies providing financial services to individuals in the
Interior
through the issuance of proprietary brand credit cards. See “—Naranja X” below.
On December 27, 2017, Grupo Financiero Galicia, in its capacity as sole shareholder and holder of 100% of the capital of Banco Galicia, integrated a capital contribution of Ps.10,000,000,000 (which, as adjusted for inflation, is equal to Ps.46,672,919,559 as of December 31, 2021). The BCRA, through its Resolution No.35 dated January 11, 2018, approved the capital contribution and its consideration as computable capital.
On January 21, 2019 Banco Galicia, sold to AI Zenith (Netherlands) B.V. 3,182,444 book-entry common shares, with face value of Ps.1 each and one vote per share, representing 7.7007% of Prisma Medios de Pago S.A. (“Prisma”) capital stock. Banco Galicia continues to hold 3,057,642 shares in Prisma, which represents 7.3988% of its capital stock.
In September 2019, Banco Galicia accepted an offer to acquire 100% of the shareholding in Inviu made by IGAM. The price of the operation amounted to Ps.69,530,854 (which as adjusted for inflation, is equal to Ps.159,626,091 as of December 31, 2021). See “—Grupo Financiero Galicia”.
During the fiscal year 2020, Banco Galicia, together with other financial institutions, formed a company named Play Digital S.A. (“Play Digital”) with the corporate purpose of developing and marketing a payment solution linked to the bank accounts of the financial system users, which will significantly enhance their payment experience. As of December 31, 2021, Banco Galicia held 13.06% of Play Digital.

On October 1, 2021, the Bank, together with the other Prisma Medios de Pago S.A. Class B shareholders, provided a notification that the put option had been exercised, and thus that they had initiated the procedure to sell 49% of the capital stock and votes to AL ZENITH (Netherlands) B.V. (a company related to Advent International Global Private Equity). In March 2022, the Bank executed the transfer of all of the remaining capital stock. The price of said shares amounts to US$ 54,358 and will be paid as follows: (i) 30% in Pesos, adjusted by a CER (UVA) rate plus a nominal annual rate of 15% and (ii) 70% in US Dollars at a nominal annual rate of 10% for a term of six years.
iii) Naranja X
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
Finally, in February 2019 and December 2019, Cobranzas Regionales S.A. received capital contributions from its shareholders, Naranja and Tarjetas Regionales, with the main purpose of maximize the growth of the “NPOS” (a new service of Naranja mainly used by merchants to accept payments made from clients with any debit or credit card through a wireless device) business and the subsequent launch of the virtual wallet “Naranja X”. As a result of such capital contributions, Cobranzas Regionales S.A. capital stock increased from Ps.1 million to Ps.391 million, represented by 391,000,000 shares of face value of Ps.1 each.
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
In September 2020 and October 2020, Cobranzas Regionales S.A. received from its shareholders, Naranja and Tarjetas Regionales, irrevocable equity contributions that were designed to absorb losses in a total amount of Ps.368,421,052.64 (which, as adjusted for inflation, is equal to Ps.607,870,640 as of December 31, 2021). At the same time Cobranzas Regionales launched “toque” a new service of Naranja mainly used by merchants to accept payments made from clients with any debit or credit card through a wireless device and totally integrated with the electronic wallet, Naranja X.
On September 15, 2020, Tarjetas Regionales signed an irrevocable equity contribution agreement with Grupo Financiero Galicia for a total amount of Ps.1,000,000,000 (which as adjusted for inflation is equal to Ps.1,680,388,678 as of December 31, 2021) to be paid in two tranches. On the aforementioned date, Tarjetas Regionales received the first tranche of the irrevocable contribution in a total amount of Ps.175,000,000 (which as adjusted for inflation is equal to Ps.294,068,019 as of December 31, 2021). Tarjetas Regionales received the second tranche on October 30, 2020, in a total amount of Ps.825,000,000 (which as adjusted for inflation is equal to Ps.1,336,071,416 as of December 31, 2021).
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
Finally, with all the businesses that Tarjetas Regionales oversees, during 2020 and going forward, the goal is to become the preferred technological and financial platform by Argentines. In order to work towards this goal, during 2020 Tarjetas Regionales redefined its purpose. It is now focused on meeting the noted goal, which it believes will allow it to offer new products and services in a streamlined and straightforward manner that will result in mass appeal and facilities an efficient customer and best-in-class customer experience. Related to this new approach, during 2020 Tarjetas Regionales launched a new umbrella brand for the entire business called Naranja X, which includes all the businesses such as credit card, merchants and financial services.
During 2021, new technological tools were added, and new products were designed that were tailored to the way that people spend their money, and a platform was developed that helps them with their daily needs. To face future challenges and expected growth, Naranja X will continue seeking to add talent with a technological background to its Engineering, Architecture and Data & Analytics teams.
iv) Sudamericana Holding
In 1996, Banco Galicia entered the bank insurance business, through the establishment of a joint venture with Hartford Life International to sell life insurance and annuities, in which it had a 12.5% interest. In December 2000, Banco Galicia sold its interest in this company and purchased 12.5% of Sudamericana, a subsidiary of Hartford Life International. As a result of various acquisitions, Grupo Financiero Galicia owns 87.5% of Sudamericana (with the remaining 12.5% being held by Banco Galicia) which offers life, retirement, property and casualty insurance products in Argentina through its subsidiaries Galicia Seguros S.A.U. (“Galicia Seguros”), which provides property, casualty and life insurance, Galicia Retiro Compañía de Seguros S.A., which provides retirement insurance and Galicia Broker Asesores de Seguros S.A., an insurance broker.
v) Galicia Asset Management
Incorporated in 1958, Galicia Asset Management manages the FIMA family mutual funds that are distributed by Banco Galicia through its multiple channels (network of branches and home banking and investment centers, among others). Galicia Asset Management’ team is comprised of asset management professionals whose goal is to manage the FIMA family funds in order to meet the demand of individuals, companies and institutions. The assets of each fund are distributed across a variety of assets, such as bonds, negotiable obligations, trusts, shares and deposits, among others, in line with the fund’s investment objective.
On April 15, 2014, Banco Galicia sold its 95% interest in Galicia Asset Management to Grupo Financiero Galicia.
On July 2, 2019, Banco Galicia sold its 5% interest in Galicia Asset Management to Grupo Financiero Galicia.
In August 2021, the company received approval for the request to change its corporate name from the Inspección General de Justicia, changing from Galicia Administradora de Fondos S.A. to Galicia Asset Management S.A.U.

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
vii) IGAM / Inviu
Incorporated in 2019, IGAM is the holding company of Inviu and Inviu Uruguay. IGAM is registered in Delaware, USA.
Inviu operates in the investment management industry. Its purpose is to provide broker and financial advisory services while working to build trustworthy and long-term relationships with its clients and prospects. Inviu scope of business is mostly local.
On July 23, 2021, Inviu Uruguay Agente de Valores S.A. obtained authorization from the Central Bank of Uruguay to operate as a securities agent, so as of this date, it became a regulated financial institution under the provisions of the Financial Intermediation Law and the regulations issued by the Central Bank of Uruguay.
viii) Galicia Securities
Galicia Securities was incorporated on December 23, 2015, under the name of 34 Grados Sur Securities S.A. and was acquired by Grupo Financiero on May 5, 2020.
On May 6, 2020, during an Extraordinary Shareholders’ Meeting of Galicia Securities, the shareholders of Galicia Securities approved a name change to Galicia Securities S.A.
Additionally, on September 10, 2020, in the Ordinary and Extraordinary General Meeting, the amendment of the company name to Galicia Securities S.A.U.
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
Galicia Securities is a member of the Argentine Stock Exchange Market (“BYMA”) and the Argentine Electronic Open Market.
A.2 Capital Investments and Divestitures
During 2021, our capital expenditures amounted to Ps.10,545 million, allocated as follows:

•	Ps.5,155 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.5,390 million in licenses and other intangible assets.
During 2020, our capital expenditures amounted to Ps.11,703 million, allocated as follows:

•	Ps.6,559 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.5,144 million in licenses and other intangible assets.

During 2019, our capital expenditures amounted to Ps.25,898 million, allocated as follows:

•	Ps.16,957 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.8,941 million in licenses and other intangible assets.
These capital expenditures were primarily made in Argentina.
For a description of our divestitures in 2021, 2020 and 2019, please see “—History” —“Grupo Financiero Galicia”, “Banco Galicia” and “Naranja X”.
A.3 Investment Planning
We have budgeted capital expenditures for the fiscal year ending December 31, 2022, for the following purposes and amounts:

December 31, 2022
(in millions of Pesos)
Infrastructure of Corporate Buildings, Tower and Branches (construction, furniture, equipment, phones and other fixed assets)	6,398
Organizational and IT System Development	7,119

Total Investment Planning	13,517

These capital expenditures will primarily be made in Argentina. Management believes that internal funds will be sufficient to finance capital expenditures for the year ending December 31, 2022.
B. Business Overview
B.1 Business
(i) Banking
Banco Galicia is one of Argentina’s largest full-service banks and is a leading provider of financial services in Argentina. It is also our largest subsidiary. According to information provided by the BCRA, as of September 30, 2021, Banco Galicia ranked second in terms of assets and in terms of loans and deposits within private-sector banks in Argentina. As of the same date, Banco Galicia also ranked first among private-sector domestic banks in terms of assets, loans and deposits. Its market share of private sector deposits and of loans to the private sector was 12.16% and 10.27%, respectively, as of December 31, 2021. As of December 31, 2021, Banco Galicia had total assets of Ps.1,477,466 million, total loans and other financing of Ps.580,535 million, total deposits of Ps.1,040,723 million, and its shareholders’ equity amounted to Ps.250,188 million.
Banco Galicia provides a full range of financial services through one of the most extensive and diversified distribution platforms amongst private-sector financial institutions in Argentina. This distribution platform, as of December 31, 2021, was comprised of 312 full service banking branches, located throughout the country, 1,991 ATMs and self-service terminals owned by Banco Galicia, phone banking and e-banking facilities. Banco Galicia’s customer base was comprised of approximately 3 million customers, who were comprised of mostly individuals but who also included 25,111 companies. Banco Galicia has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, based on internal studies undertaken by Banco Galicia, it is estimated that Banco Galicia is one of the primary providers of financial services to individuals, one of the largest providers of credit cards, one of the primary private-sector institutions serving SMEs, and has traditionally maintained a leading position in the agriculture and livestock sectors. Banco Galicia’s primary clients are classified into three categories or segments, Wholesale, Retail and Financing, as explained further below in the Segment Tribes subsection.
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
During 2021, Banco Galicia promoted transformation towards a data-driven culture to provide agile and safe responses to its business ecosystem. The Bank promoted the generation of new ideas, tools and disruptive processes in pursuit of a distinctive customer experience, through a wide offer of products and services, focusing on the use of technology as a pillar for business.
a) Segments
Through segments tribes (i.e. multidisciplinary teams that are organized around one single objective) Banco Galicia offer clients a value proposition that meets their needs and behavior. Segments are focused on Banco Galicia’s clients everyday operations and focus on, ensuring an agile and simple relationship between Banco Galicia and its clients that is designed to result in sustained customer growth. In order to best tailor its everyday client support and offerings, Banco Galicia has divided its clients in three segments as described below.
a.i) Retail Segment
As of December 31, 2021, the Retail Segment was comprised of approximately 3.1 million clients, of whom roughly 2.8 million are individuals without commercial activity, 290 thousand are individuals with commercial activity and 89 thousand are SMEs. Clients forming part of this segment can be either individuals or corporate entities, in either case with annual sales of up to Ps.600 million.

The Retail Segment works to achieve the following objectives:

•	The acquisition and retention of new clients, pursuing the achievement of the highest recognition as a financial platform.

•	Offering end-to-end business solutions in order to provide the best market experience for each one of the cluster indicated below and through differentiated value propositions.

•	Understanding Banco Galicia’s customer lifecycle, by identifying and understanding their needs and providing customized offers when it comes to product and financial services.

•	Achieve greater financial inclusion and digital adoption to make our customers’ day-to-day activities’ easier through financial education and simplification of our processes.
During 2021, Banco Galicia continued working on satisfying new needs and adapting to its clients’ behavioral changes resulting from the COVID-19 pandemic. Example of such focus during 2021 included offering the ability to book appointments in advance with customer service representatives, thus avoiding wait times, communicating with the bank through email, chat or social media, and using digital channels to replace face-to-face procedures. Accordingly, the Product and Technology teams focused greatly on transforming Banco Galicia into an increasingly self-managed and digital bank (for more information, refer to Sales and Marketing), supported by strong investment principals. In addition, the various changes implemented resulted in the commercial service model becoming increasingly digitalized, adapting to the needs and preferences of Banco Galicia’s customers, and leaving the face-to-face model of customer service for advisory services, and sales and cash management, among others.

Clients in the Retail Segment are divided according to the type of services that they are given in the following clusters as described below:

•	Personas (Individuals)

•	MOVE (Individuals)

•	EMINENT (Individuals)

•	Negocios & Profesionales (Business and Professionals)

•	PyMEs (Small and Medium Enterprises “SMEs”)

1.
Personas and MOVE Cluster:
Banco Galicia serves more than 3 million clients, and 86.3% of those clients belong to these two clusters. All of the clients not included in the other clusters are considered to be included within these two clusters. For the universe of Personas and MOVE, during 2021, Banco Galicia decided to focus on its digital client strategy. In particular, during such year, Banco Galicia grew its ability to offer 7 days per week, 24 hours service by offering digital initiatives that focused on the entire lifecycle of these clients, starting with digital registration and welcome steps through biometric processes that protect the clients’ identity, to digital access to solve their after-sales needs and requests.

In the particular case of MOVE, although this cluster initially focused on university students/young professionals or other “independent” customer profiles, beginning in 2021 it is fully open to anybody who wants to be a client of the Bank (without age limits), representing Banco Galicia’s 100% digital and, free proposal (entry level). For our MOVE customers, the vertical gaming proposal stands out, such as participating in the GGTech University Esports League or sponsoring the Professional Videogame League of Argentina (as of the date hereof, Banco Galicia was the only bank to provide such sponsorship). On the other hand, in line with their digital profile, an alliance was created with CODER HOUSE to provide Banco Galicia’s customers with access to quality training for digital skills with an exclusive discount.

2.
EMINENT Cluster
: Banco Galicia seeks to satisfy the needs of its most demanding and outstanding clients through three pillars of service: exclusive attention, personalized benefits and experiences, and agile and simple processes. With the aim of establishing long-term and trustworthy relationships, Banco Galicia offers the Galicia ÉMINENT premium service, which provides differential and exclusive attention to its clients through ÉMINENT Executives in the branch network and also digitally through Galicia Conecta, using personal WhatsApp messages or e-mails, no matter the location.

3.
Business & Professionals (“NyPs”) and SMEs Cluster:
For Business & Professionals and SMEs, Banco Galicia’s digital strategy is focused on providing a “One Stop Shop” service. It is aimed at satisfying clients’ needs from one single place, using one single platform, to enhance the client’s experience of self-management through digital channels, something that has helped achieve greater efficiency in both the service and the results of Banco Galicia. Banco Galicia believes that these clients are focused on self-financing growth and simplifying their day-to-day operations. Banco Galicia encourages and supports the growth of SMEs, businesses and, professionals with products and services that support the continued growth and training of such entity’s management, and it does so by offering funding, professional advice and tools that will expedite their operations, and also by promoting the exchange of experiences among the business owners that work along with strategic partners. During 2021, in order to continue to offer a greater array of differentiated experiences to its customers, Banco Galicia focused on the experience of its NyP and SME cluster clients within the highly complex business environment created by the COVID-19 pandemic. Specifically, Banco Galicia sought to provide digital, self-managed access to all of its products and services, thereby allowing NyP and SME to continue their day-to-day operations in a streamlined and simple way.

There was a 6.5% year-on-year increase in 2021 in this cluster’s SME customer base. Among the notable commercial achievements, there was a 7.15% increase in salary accounts opened by clients in this cluster at Banco Galicia and, at the credit level, over than Ps.6,750 million in short term financing and Ps.320 million in the long term financing was provided.
As of December 2021, SMEs provided a monthly, recurring income of Ps.1,746 million per month, for Banco Galicia amounting to 82% of all income for the Retail Segment at such time.

In order to enhance the further financial incorporation of SMEs, in 2021 Banco Galicia worked to remove barriers to entry to the financial system for SMEs, resulting in approximately 3,020 SMEs opening transaction accounts at Banco Galicia. Out of these customers, 30% obtained a credit rating in five months.
In respect of offerings targeted at start-up companies, in 2021 the margins applicable to credit lines offered by Banco Galicia to start-up were increased, amounting to a maximum limit of financing equal to Ps.2,214,000. Start-up companies are now able to access different credit products automatically after they begin operating with the bank (including, checking account agreements, credit cards, secured loans, and the sale of checks). As of the close of 2021, there were already 4,400 start-ups utilizing this benefit.
These actions were designed to support and encourage the inclusion of Argentine SMEs and their professionals in the Argentine financial system.
The current portfolio of SMEs grew by 51% in 2021 as compared to 2020, to a large extent leveraged by financing lines with risk-adjusted interest rates for customers. In addition launches of new products and services such as electronic credit invoices and “Value Partner” loans, where wholesalers help retailers to acquire inputs with more economic way of financing also helped to drive growth in this cluster.
In respect of the Net Promoter Score (“NPS”) measurement system, Banco Galicia’s scores increased by 20% and 40% on a year-on-year basis in the SME and NyP categories, respectively.
In addition to the above, consistent with Banco Galicia’s goal to promote the development of sustainable businesses; in 2021 Banco Galicia launched the +B Line, a financing line offered to companies committed to environmental protection and safeguards in their production activities, offering such companies access to subsidized rates to enable them to accelerate their growth. In 2021, the Bank provided Ps.50,154,319 in financing from the +B Line, reaching a percentage of 101% according to targets established in 2020.
a.ii) Wholesale Segment
The Wholesale Segment was comprised of 26,650 customers as of December 31, 2021 (both individuals and legal entities) with an annual turnover higher than Ps.600 million.
The Wholesale Segment is focused on providing its clients with a business platform that offers specialized financial and business advice. This segment works to provide a flexible and straightforward experience to its clients. Banco Galicia hopes that the provision of these services helps to form lasting bonds with its clients and yield recurring usage by clients and growing financial results.
For this reason, Banco Galicia continues to enhance a single-channel strategy for Wholesale Banking customers, focusing on relationship banking and provided customized and highly specialized attention and service. In line with this strategy and in order to provide national coverage to these clients, there are currently 20 business centers.
The purpose of Wholesale Segment is to provide customers with tools that drive growth for their business. In order to do so, this segment utilizes by providing technological solutions that allow for rapid response times for client needs. The Bank also provides the same level of service at all points of contact, thus providing for consistent customer service.
During 2021, Banco Galicia, within this segment “Office Banking” was the most highly used customer interaction channel in 2021, doubling the traded volumes and number of transactions as compared to the previous year.

The main transactions of the segment, foreign trade, financial and investment products utilized by Wholesale Segment banking customers are 100% digital and self-managed.
As part of the Wholesale Segment’ objective, to continue building loyalty and enhancing customers relationships, in 2021, Banco Galicia provided more than 27 digital talks and seminars featuring content related to the economy, politics, sustainability, digitalization and health and well-being, among other topics. This wide range of subject matters allowed Banco Galicia to offer something of interest for most, if not all, of its customers.
During 2021, Banco Galicia, together with the La Nación newspaper, participated in two awards to recognize the companies that stood out for their technological innovation, sustainability practices, agricultural technology and role in regional economies, among other categories. Namely, the Bank was sponsor of the Agricultural Excellence Award (Premio a la Excelencia Agropecuaria, PEA) and the Export Excellence Award (Premio a la Excelencia Exportadora, PEE) focusing on the best global foreign trade practices.
Looking forward, the Wholesale Segments’ challenge in 2022 will be to continue providing new digital solutions to support its companies’ growth as the primary means to help drive local economic growth. As described above, the Wholesale Segment focuses on three core areas: customer experience, efficiency and business growth, and, based on these three areas, the following objectives were determined:

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
Clients in the Wholesale Segment are divided by the type of services that they are given in the following clusters as described below:

•	Companies

•	Agrobusiness

•	Corporate banking

1.
Companies Cluster
: Clients in this category are those clients whose annual total sales are between Ps.600 million and Ps.6 billion. This category of the Wholesale Segment includes companies across all industries except for companies engaged in agricultural activity, which receives specific attention from the agrobusiness category due to its particular characteristics. In the context of the COVID-19 pandemic, the Bank supported these clients by providing short, medium and long-term financing at subsidized rates (discount on checks, Call, Agreement, financial loans, export pre-financing, Visa Business card), in addition to its customary transaction services (treasury; investments; e-checks; collections; payment of salaries, services and suppliers; etc.), focusing on self-management by utilizing the Bank’s Office Banking platform.

In addition, the Bank offered these companies the ability to use its new “Electronic Credit Invoice”. It was the first Argentine bank that offered this product to its clients, which allows its clients to pay its invoices electronically.

2.
Agrobusiness Cluster:
This cluster within the Wholesale Segment is the only one that is determined by the activity of the clients it serves. Given the characteristics of every company, for companies that focus on agriculture and, in particular, the production of agricultural goods, it is crucial to offer a service model that will respond to their needs and complexity in a personalized way. Banco Galicia has always supported the development of Argentine agricultural producers and companies throughout the agro-industrial chain.

Banco Galicia promotes their growth through a diverse offering of digital, streamlined solutions for their daily operations in their different stages of development and taking into account the seasonality of their business.
Banco Galicia provides value through the provision of digital products to finance the purchase inputs and capital goods and to provide working capital. These products are used by companies in this cluster as a primary means of payment for such goods and services and also are integrated with the Bank’s Galicia Rural Platform which connects producers directly with the main suppliers of products that such producers require.
With over 65% of the total rated agrobusinesses in Argentina as customers, during 2021 Banco Galicia assisted in the placement of approximately Ps.157,000 million in this segment through various financing products that were offered at preferential rates. These products and attractive rates allow clients in this cluster to expand their production capacity by promoting environmentally responsible practices.
In addition to the digitalization of the various products and offerings that the Bank provides to this cluster, the Bank has also focused on providing digital solutions that are designed to improve their cash flow and management, allowing them to make their daily operations more efficient with e-checks, salary payments, service payments and collection solutions at very competitive costs and 100% online using the Office Banking platform.

3.
Corporate Cluster:
This cluster features a service model that is based on developing commercial, strategic and close, long-term relationships. This category is comprised of 320 economic groups with annual sales that start at Ps.6,000 million or that -given the complexity of their businesses or their multinational profile- might require very specific attention in terms of financial advice and structuring. After considering the particularities of the businesses within this category, the economic sectors in which they operate and the markets that companies in this category access (or hope to access), the Bank has designed solutions that are adapted to the particular demands of these companies with swift response times. Such solutions are also leveraged using digital transactional banking. In respect of capital markets transactions, during 2021, Banco Galicia continued to play a leading role, participating in 40 corporate issuances for an aggregate amount greater than Ps.145,000 million.

a.iii) Financial Segment
The Financial Segment includes (i) financial institutions clients, (ii) the public sector and (iii) institutional clients which are described below.

(i)
Financial institutions: At an international level, Banco Galicia’s relationships in the financial institutions cluster are comprised of correspondent banks, international credit agencies, official credit banks, and export credit insurance companies; whereas at a domestic level, Banco Galicia’s clients include banks, financial companies, exchange bureaus, fintechs and other entities that carry out related financial activities.

During 2021, the Covid-19 pandemic finally started to recede and while virtual meetings continued to be held, a slow return to much needed in-person meetings took place. Some of the most active foreign correspondent banks visited the country again to discuss trade businesses, meet credit officials and discuss the latest macro developments of the country. Following the sharp decline in GDP of the previous year, the local economy rebounded strongly, allowing a steady use of correspondent banks’ credit lines, mostly in the form of letters of credit confirmations and stand-by L/Cs. Banco Galicia continues to enjoy long-term relationships with multilateral organizations and official credit banks, such as International Finance Corporation (IFC), Inter-American Development Bank Invest (IDB), Proparco, Entrepreneurial Development Bank (FMO), Banco de Desarrollo de Brasil (BNDES), Corporación Andina de Fomento, Kreditanstalt fur Wiederaufbau (KFW DEG), OPEC Fund for International Development (OFID) and Overseas Private Investment Corporation (OPIC), among others, with the purpose of expanding the range of services offered to its client base, mainly in the agro-industrial sector and in the areas of energy efficiency and renewable energies.

At a local level, business opportunities with financial institutions came in the form of transactional services, applying technology to payment and collection services with an emphasis on improving the client experience and consolidating long-term relationships.

(ii)
Public Sector: The public sector category is comprised of more than 300 entities. This cluster focuses on the development of the Bank’s relationship with, among other entities, National, Provincial and Municipal States, State-Owned Companies, State Universities and Educational Institutions, Savings Banks, Schools, Unions’ and Healthcare Services.

The purpose of the Public Sector cluster is to provide customers with investment’ services and their custody, transaction products and the salary service, among others.

(iii)
Institutional: This segment is comprised of the Bank’s clients that are mutual funds, insurance companies and other institutional funds (e.g., the National Social Security Administration (Administración Nacional de la Seguridad Social, ANSES) served by the Bank). These clients generally require services consisting of investments (purchase and sale of public and private bonds, through primary and secondary markets), demand and term deposits, and custody of assets.

b) Trading & Global Markets
One of the main responsibilities of the Office of Trading & Global Markets is the administration and operation of the positions in foreign currency, financial derivatives, liquidity position and securities, public or private, for its own portfolio or intermediation, in the primary or secondary market, with counterparties or clients.
With the latest information available in 2021 regarding the secondary market for fixed income products, Banco Galicia was ranked the fifth place in the total ranking in MAE in the last twelve months, with a 5.53% market share, being the second bank on the list and the first one with national capital.
In relation to the primary market for fixed income, and according to the latest information available in December 31, 2021, from MAE, Banco Galicia continues to be one of the leading entities in the consolidated ranking (Trusts, Corporations and Sub sovereigns) of amounts awarded, with a market share of 16.9%. Likewise, the provision of comprehensive advice to its clients has allowed Banco Galicia to stand out especially in the placement of corporate securities, also occupying the first place in the ranking but with a market share of 12.7%.
In the foreign exchange market, Banco Galicia got first place in the MAE Ranking, after having operated US$24,787 million of the US$102,862 during 2021. The volume traded was increased by 32% during 2021.
Regarding the bilateral market of futures, Banco Galicia got fifth place in the MAE Ranking, operating a total volume of US$15 million. Regarding the guaranteed MAE futures market, Banco Galicia got third place, trading US$2,870 million with a 15.7% share, whereas in the ROFEX Ranking it ended second place, increase one place in relation to 2020.
ii) Consumption
Through the commercial platform of Naranja X, Grupo Financiero Galicia offers financing and digital services to low- and medium-income customer segments in Argentina. In addition, through Banco Galicia, Grupo Financiero Galicia also offers credit cards to customers in Argentina.
In terms of consumption, one of the highlights in 2019, was the launching of Naranja X, the virtual wallet from Naranja X, which focused on technology and digital channels. For more information see “Sales and Marketing”-“Service Channels”-“Digital Channels”-“Virtual wallets”.
In parallel with Banco Galicia seeking to optimize its operational flexibility as described above, during 2020 Naranja X sought to operate in a more flexible manner by creating both multidisciplinary and independent intelligence teams, similarly organized into tribes, centers of excellence and squads. These teams operate based on the tenets of collaboration and flexibility and focus on creating and testing the MVPs (products and services in an initial stage of development).

During 2020, Naranja launched Tarjeta Virtual Naranja, available in Naranja App and Naranja Online (“NOL”), to better assist clients in the context of the pandemic. This card allows customers to make purchases online in a more secure way.
Naranja X continued consolidating its leading position in the regional credit cards market in 2021.
In December 2021, Naranja X issued 3.0 million account statements, 5% more than in 2020. Authorized cards totaled 8.7 million, including Naranja Clásica, Naranja Visa, Naranja MasterCard and Naranja American Express. In addition, annual transactions increased 13% while average monthly consumption in the year reflected a 19% increase in real terms as compared 2020.
During 2021, Naranja X’s objective was to promote the use of Naranja X card, reduce the number of inactive accounts and minimize their card cancellations. During 2021, annual consumption grew by 21%, as did the average consumption per customer, with Naranja X recording 13% more transactions as compared to 2020. Throughout 2021, the number of inactive accounts decreased by 16% as compared to 2020 which was coupled with 27% reduction in the number of account cancellations, during the yar again as compared to 2020. In addition, during 2021, Naranja X maintained an activation ratio of 77% at 90 days following the opening of an account. These results were possible, in part, due to the use of analytical models that allowed Naranja X to provide personalized offers and offer promotions that were tailored to its individual customers. In connection with these personalized and tailored and promotions, Naranja X also proactively provided its customers with advance increases in their credit card limits; thus resulting in increased consumption and decreasing the number of transactions that were declined. due to a lack of remaining credit. During 2021, four waves of large credit limit increases were provided which favorably impacted the experience of 2.6 million customers.
Naranja X will continue to rely on its strategic pillar of “Organizational Culture and Customer Experience” to grow its customer base and business during 2022.
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
Galicia Seguros, Galicia Retiro and Galicia Broker are subsidiaries that operate exclusively in Argentina and their total premiums and surcharges earned was equal to Ps.12,228 million in 2021.
iv) Other Business
Galicia Asset Management
Since 1960, Asset Management has been dedicated to the administration of the Fima Common Investment Funds that are distributed through the different commercial channels of Banco Galicia. It has a wide range of investment funds designed for each investor profile, which allows all types of investors to easily access the capital market through the various Fima funds.
For more information, please see “Sales and Marketing” – “Fima Funds”, below.
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
Banco Galicia’s estimated market share of private-sector deposits in the Argentine financial system was 10.27% as of December 31, 2021, as compared to 10.07% as of December 31, 2020 and 9.92% as of December 31, 2019.
With respect to loans extended to the private sector, Banco Galicia’s Argentine market share was 12.16% as of December 31, 2021, as compared to 13.01% and 11.50% as of December 31, 2020 and December 31, 2019, respectively, according to the information published by the BCRA.
According to the information published by the BCRA, as of September 30, 2021, Banco Galicia was the largest private-sector bank as measured by its net worth and second as measured by its deposits and loan portfolio.
Banco Galicia believes that it has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, Banco Galicia believes it is one of the primary providers of financial services to individuals, the primary private-sector institution serving SMEs, and has traditionally maintained a leading position in the agriculture and livestock sector.
ii) Argentine Banking System
As of September 30, 2021, the Argentine financial system consisted of 79 financial institutions, of which 64 were banks and 15 were financial non-bank institutions (i.e., finance companies). Of the 64 banks, 13 were Argentine national and provincial government-owned or related banks. Of the 51 private-sector banks, 35 were private-sector domestically owned banks and 16 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks).
As of September 30, 2021, the top 10 banks, in terms of total deposits (excluding Argentine national and provincial government-owned banks), were: Banco Santander Río, Banco Galicia, Banco BBVA Argentina, Banco Macro, Credicoop, HSBC and ICBC. Banco Galicia, Banco Macro and Credicoop are domestically owned banks and the others are foreign-owned banks. According to information published by the BCRA as of September 30, 2021, private-sector banks accounted for 59.2 % of total deposits and 59.8% of total net loans in the Argentine financial system. As of the same date, financial institutions (other than banks) accounted for approximately 0.3% of deposits and 2.9% of net loans in the Argentine financial system.
As of September 30, 2021, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación, Banco de la Provincia de Buenos Aires and Banco Ciudad de Buenos Aires. Under the provisions of the Financial Institutions’ Law, public-sector banks have comparable rights and obligations to private banks, except that public-sector banks are usually chosen as depositaries for public-sector revenues and promote regional development and certain public-sector banks have preferential tax treatment. The bylaws of some public-sector banks provide that the governments that own them (both national and provincial governments) must guarantee their commitments. According to information published by the BCRA, as of September 30, 2021, government-owned banks and banks in which the national, provincial and municipal governments had an ownership interest accounted for 40.4% of deposits and 37.3% of loans in the Argentine financial system.

Consolidation has been a dominant theme in the Argentine banking sector since the 1990s, with the total number of financial institutions declining from 214 in 1991 to 79 as of September 2021, with the ten largest banks holding 75.6% of the system’s deposits from the private sector and 76.1% of the system’s loans to the private sector as of September 30, 2021.
Foreign banks continue to have a significant presence in Argentina, despite the fact that the number of these financial institutions decreased from 39 at the end of 2001 to 16 as of September, and the fact that their share of total deposits has decreased since the 2001-2002 financial crisis while the share of domestic private-sector banks has increased.
The Argentine banking sector focuses on transactional business and lacks a robust supply of medium and long-term lending. Local financial system deposits and loans are equivalent to 24.5% and 9.9% of the GDP respectively, well below those same ratios for other countries in the region.
iii) Credit Cards
In the consumer loan market, Naranja competes with Argentine banks and other financial institutions that target similar economic segments within the credit cards market. The main players in this segment include Banco Supervielle, Banco Comafi, Banco Credicoop, Banco Macro, Banco Municipal de Rosario, Banco Nación (Nativa card), Banco de Córdoba (Cordobesa card), Cabal card, CFA (Efectivo Si), Banco Del Sol, Open Bank, Brubank, Wilobank and Reba. Historically, certain international banks with a presence in Argentina have attempted to target consumers in these economic segments and have been, to date and for the most part, unsuccessful.
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
Naranja believes that their diversified and consistent funding sources, significant network of branches, robust information technology infrastructure, relationships with over 278,000 merchants and the brand recognition they enjoy provide them with a competitive edge to consolidate and expand their market share in their target market segment, making it difficult for new players to effectively compete in this market segment on a national scale.
iv) Insurance
Sudamericana’s subsidiaries face significant competition since, as of December 31, 2021, the Argentine insurance industry was comprised of approximately 181 insurance companies, 15 of which were dedicated exclusively to annuities. Subsidiaries of foreign insurance companies and the world’s largest insurance companies with global operations are among these companies.
During 2021, the insurance industry continued to grow. Production amounted to Ps.1,260,814 million, 1.3% higher than the level recorded for the prior year. Out of the total insurance production in 2021, 84% related to property insurance, 15% related to life and personal insurance, and 1% related to retirement insurance.
Within the 84% corresponding to property insurance, the automotive insurance segment continues to be the most significant segment, representing 45%, followed by the workers’ compensation segment, representing 26.5%. Within the life insurance segment, the group life insurance segment was the most significant, representing 52%, followed by individual life insurance, representing 27%, and personal accident insurance, representing 14%.
As of December 31, 2021, based on internal studies undertaken by Galicia Seguros, it is estimated that Galicia Seguros ranked sixth in terms of net premiums for personal accident insurance underwritten and first in terms of net premiums for home and theft insurance underwritten.

B.3. Sales and Marketing
i) Service Channels
Grupo Galicia’s subsidiaries interact with their customers through a variety of marketing channels, which include digital tools and physical branches, tailored to meet specific customer needs.
The strategy of the customer service model of Grupo Financiero Galicia is aimed at allowing its customers to access Grupo Financiero Galicia’s companies services (e.g. Banco Galicia, Naranja X and Galicia Seguros, among others) through all the service channels provided, which allows customers to operate in different assisted channels, both digital and self-managed, and automatic banking, too.
During 2021, Grupo Financiero Galicia continued promoting the use of digital platforms and apps and worked on the development of the infrastructure for new online channels in order to replace in-person cashier services for ATM services. Additionally, it increased the limits on money withdrawals on ATMs. With this, online orders placed by the different business sectors can be safely covered and the clients’ demand can be easily satisfied.
In addition, during 2021, Banco Galicia sought to maintain a close relationship with its clients, and with that goal in mind it implemented the following digital and self-managed channels:

•	Chat conversations through its virtual assistant Gala on its online banking and office banking settings.

•	Providing contact information for the officers assigned to clients on the office banking platform in order to improve communication.

•	Online access to account statements, credit accounts, cards and purchases; providing reports on tax investments; and offering self-management instructions and tools for investments.

•	Providing email messages with notifications and other relevant information.

•	Foreign Trade follow-up consultations for clients on the office banking settings.
The chart below sets forth Grupo Financiero Galicia’s sales network as of December 31, 2021.

As of December 31, 2021
Branches (number)
Banco Galicia	312
Naranja X	175
Business Centers and In-House Facilities	19
Electronic banking terminals (number)
ATMs	984
Self-Service Terminals	1,004
Toque	143,000
Digital banking transactions (thousands per month)
Galicia Mobile App	77,063,510
Online Banking	38,191,773
Office Banking	24,951,519
Clients (thousands)
Banco Galicia	3,173,365
Naranja X	3,251,036
Galicia Seguros	2,070,324
Galicia Asset Management	120,309
Inviu	28,098
Galicia Securities	2,082

a) Digital and Self-Management Channels
In order to take care of our clients and to provide them with ongoing service and assistance, Grupo Financiero Galicia is working to respond to the new COVID-19 reality by using updated digital channels and promoting self-management.
During 2021, Banco Galicia added new functionalities to Galicia Online Banking and to the Galicia App designed to redirect customers to the most responsive solution to their problems. In this regard, digital transactions in the Retail Segment increased 10 percentage points in one year, reaching 46% of total transactions for Banco Galicia by the end of 2021. In 2021, the Galicia App recorded 40.15 million monthly logins, representing 51% of Banco Galicia´s customers who use this application for operating.
By promoting self-management, Banco Galicia carried out the following actions in order to increase digital access for its clients:

•
Development of a “help” section in the Galicia App and on the Online Banking platform to promote customer self-management and adoption of digital functionalities, avoid assisted contacts with little added value and refer customers to the most responsive assisted channels that ensure a solution in the first contact.

•
During 2021, the “Gala squad” worked to improve the efficiency of two vital touchpoints for the customer: delivery of products and management of passwords and credentials. The redesign of these touchpoints resulted in a 60% reduction in the referral to operators for these matters.

•
Banco Galicia also designed specific workstreams to pause customer transactions in certain circumstances, i.e. in the case of possible fraud and if the customer is having difficulties making deposits at a terminal.

•
The incorporation of the WhatsApp Banking team made the channel scale in functionalities that add value to the customer, such as inquiries on balances and changes, available amounts and statements, among others, and allows projecting new after-sales such as replacement due to theft and loss of cards, the list of payments for the credit cards, the list of loan installments, etc.

•
Regarding customers’ digitalization, Banco Galicia is working on the migration of inquiries about after-sales from the telephone service to the WhatsApp channel, where the customer can 100% self-manage through Gala; they included information about foreign trade operations from WhatsApp, so that the customer does not have to communicate with an advisor.

Likewise, Naranja X continued working on the digitalization of its platforms and updated its features, adding new technologies and processes while also further refining existing channels in order to improve the overall customer experience. The developments implemented focused on three main objectives:

•	Developing digital platforms with the best customer experience in the market.

•	Enlarging the portfolio of fully digital clients by offering products and allowing consultations in all of its platforms.

•	Enabling Naranja X’s businesses to function through technological innovation.
As of the date hereof, these are some of the Grupo Financiero Galicia’s (or its subsidiaries) digital and self-management channels:

1.
Galicia App:
this is the mobile online banking app for Banco Galicia. In 2021, this app experienced exponential growth in features offered and their use by clients. Among other functions, the ability to make an appointment at a branch office in advance online, withdraw funds from an ATM with no card, and access ATMs with a fingerprint were incorporated. Likewise, the main screen of the app was redesigned for an enhanced experience, and the option of sending or requesting money to someone registered on the mobile phone’s contact list was added. In order to guarantee the security of the users and their operations, Banco Galicia added the option of biometric fingerprint access, updated the process of connection to Token Galicia (
Token Galicia is a numeric code that allows Banco Galicia’s customers to do banking transactions
) to a 100% online process, and implemented on Online Banking an intelligence system for the recovery of credentials.

2.
Online Banking
:
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

3.
Office Banking
: this is a web-based online platform that Banco Galicia offers to clients in its “companies tribe”
.
Banco Galicia has encouraged self-management, and companies are now able to carry out a credit assessment of themselves with just one click. In 2021, it was the exclusive point of contact by 68.5% of the Bank´s clients, which was 5% more than December 2020. Digital solutions were adapted to each economic sector: there were increased transactions in agrobusiness, foreign trade, investments and large companies. Office Banking, the platform to operate in the wholesale segment, doubled the volumes traded and the number of transactions compared to the previous year.

4.
Gala
:
this is the name of Banco Galicia’s virtual assistant. It is featured in five different channels and it functions 24x7. Gala was designed to answer customer and non-customer inquiries, providing information on more than 200 topics related to products, services, password management and Quiero! Points, among other things. It also allows you to know the status of the shipment of products, and Banco Galicia is currently working on the pilot stage of checking balances and movements of accounts and cards through the WhatsApp channel. This virtual assistant is prepared to transfer clients to a bank official at the digital call center whenever it fails to understand what the person is trying to ask. In 2021, the conversations with clients and its responses increased from 50% to 80%.

5.
Laia
: Galicia Seguros added more sales and after-sales procedures to their BOT Laia, such as requesting a policy, scopes of coverages, lodging complaints for losses and additional services. Through Galicia Seguros, Banco Galicia improved our service through WhatsApp, which is the channel handling between 20% and 30% of the transactions, streamlining it and making it accessible for all operations with customers.

6.
NX App
: Naranja X worked on the migration of credit card self-management functionalities from the Naranja application to the Naranja X mobile application. Additionally, it sought to migrate the channels and access points to a single Naranja X ecosystem, adapting the conversational style and the Chat and WhatsApp accesses.

7.
WhatsApp:
Naranja X developed an automated service bot via WhatsApp in order to also be available through this app. This automated service bot was well-received by customers. By encouraging online payments, online downloads of products and online credit card purchases, the company contributed to the understanding of products and services as being a part of a single ecosystem. Galicia Seguros launched its corporate WhatsApp channel to streamline all procedures, and this channel became the clients’ first option when contacting the company.

8.
Social Media Networks:
Banco Galicia uses social media networks to inform, educate and solve inquiries. Through close, empathic content, Banco Galicia focuses on financial education and awareness about cybersecurity. Every month it conducts social listening in order to listen to the concerns raised by the audience and has noted the high interest in content related to all aspects of sustainability, which encourages Banco Galicia to always have sustainability related matters on its schedule. Due to the increase in virtual frauds, public comments on Banco Galicia´s social networks have been closed. The 2021 Instagram strategy consisted of continuing to educate and solving the most frequent inquiries, but prioritizing security above all.

Naranja X’s 2021 social media strategy was based on six content pillars: product and sales proposal, financial inclusion and education, promotions, cybersecurity, community and environment. Banco Galicia conducted the core campaign “Gente en Ascenso” (Advancing People), created with the purpose of encouraging financial improvement and the idea that everything in life can be achieved.

9.
Galicia Rural Platform:
Through the Galicia Rural platform, Banco Galicia connect producers with the main inputs suppliers in the sector to promote development throughout the ecosystem. This 100% digital tool generates immediate financing for the agriculture industry and unifies the purchase process with financing in the same channel. In order to promote agility and self-management, commercial users can manage their network and the commercial team can register new companies quickly and easily.

10.
Inviu:
our new financial innovation company. Launched in 2021, through an innovative app focused on customers, Inviu brings investing individuals and companies closer to Financial Advisors through innovative digital tools that allow investing in the United States and the local market in just a few steps, fostering inclusion and accessibility to financial services.

b) Assisted Channels
Officers and executives at Grupo Financiero Galicia offer clients assisted support. Banco Galicia and Naranja X feature a large network of branch offices throughout the country, help centers for clients, and remote customer service.
In order to take care of both clients and employees, Banco Galicia paid particular attention to safety features for the reopening of its branch offices, established a system of appointments, and implemented various security protocols.
The scope of service of branch officers was increased by digital means: portfolio customers were proactively contacted, advising them on the Bank’s different products and services; this was done through managing commercial campaigns featuring commercial intelligence to adapt each proposal to its customers’ needs/interests, so that they do not have to go to the branch office in person.
Additionally, during 2020, Banco Galicia developed a new channel for its clients: supplementary financial services agents, also known as non-banking correspondents. Through this new channel, clients can carry out transaction operations, such as the payment of statement balances, receipt of ANSES subsidies (subsidies granted by the Argentine Government Department that administers the funds of the country’s state-run pension system
–“Administración Nacional de la Seguridad Social”
-), and make cash withdrawals, in stores or collecting companies, such as Pago Fácil (“easy pay”). In this way, Banco Galicia expanded its geographic coverage and further grew its network of face-to-face service channels, resulting in an improved customer experience.
Throughout 2021, through a new service offering, Banco Galicia’s customers were able to withdraw cash up to Ps.30,000 only with their ID, and then up to Ps.50,000 with a second authentication factor such as a SMS TOKEN. A solution that addresses deposits was also implemented, where customers can approach the authorized correspondent to make a cash deposit of up to one adjustable minimum living wage per person.
At the same time, Banco Galicia is developing the front-end of its platform to bring their own correspondent solution to small businesses with no need for robust systems to be able to achieve greater coverage so that customers may access their services through them.
c) Automatic Banking
Automatic banking comprises self-service terminals (TAS) and ATMs, all of them located at Banco Galicia and Naranja X branch offices and other spots in the country.

Through the self-service terminals, customers have access to:

•
Withdrawal order functionalities in the self-service terminals and ATMs, with the aim of allowing clients to send money even to third parties that do not have a savings account or a Galicia debit card and a Banelco PIN (Personal Identification Number. This 4-digit number allows customers to operate through ATMs with a Galicia Debit Card).

•	Deposit of paychecks in custody and sale of paychecks.

•	The ability to use paychecks under custody to make pending payments.

•	Withdrawal order for companies through Office Banking for an amount of up to Ps.100,000.
During 2021, Banco Galicia worked on the following initiatives, in order to offer clients more comfort while operating transactions:

•	Increase in withdrawal limits.

•	Wholesale withdrawal order in TASI

•	Customer support for claims via GALA
During 2021, Naranja X increased the number of digital service spots in 28 branch offices, relocating 10 TAS and setting up 6 24-hour service areas. Not only was interrelation with clients made easier, but also Naranja X began to offer safer and more agile channels and technology support tools.
(ii) Products and Services
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
a) Financing
The application and registration processes since 2020 have been 100% digital., with the goal of allowing all of our customers to proceed with no difficulties or obstacles whatsoever.
Among Banco Galicia’s financing products and services, the following stand out for 2021:

1.
Personal Loans
: During 2021, the average monthly placement of personal loans increased by 65% compared to the previous year (Ps.3,300 million versus Ps.2,000 million); September was a record month, exceeding Ps.5,100 million of placement. The AfterPay product was implemented, where customers are allowed to select installment plans for purchases already made. Under this concept, more than 4,500 operations were generated for an amount of approximately Ps.30 million. The functionality is available to the entire customer portfolio and can be accessed from the App, in the “Accounts” or “Loans” sections. Due to COVID-19, Ps.2,400 million were granted assistance at a 0% rate to customers that were taxpayers under the Simplified Tax Scheme, because of the pandemic context. Personal Loans were placed to unbanked customers at an attractive rate. To date, over 9,000 operations have been performed for an amount of approximately Ps.1,150 million. We have recently launched the renewal for those personal loan customers having to repay through deferred installments, allowing us to capitalize their interest, which can not be collected under current regulations.

2.
Financing without guarantees:
current financing includes imports & exports pre-financing, productive line, deferral, refinancing, emergency assistance to work and production (Asistencia de Emergencia al Trabajo y la Producción, “ATP”), and generic financing. More than Ps.77,600 million were placed.

During 2021, under the plan for the gradual reopening of activities, there were less assistance lines offered by the Argentine State, focusing on productive line 2 and 3 (2021/2022 quota), both in the short and long term. More than 2,100 operations were generated for an approximate amount of Ps.15,600 million. These lines are aimed at both SMEs and larger segments’ companies bearing a MSME certificate.
In turn, more than Ps.255 million were placed in the deferral line, which allows a delinquent installment to be delayed to the end of the loan without penalty.

3.
Financing with guarantees:
This category includes pledge loans, reciprocal guarantee associations (Sociedad de Garantía Recíproca, “SGR”) and other secured financing. During 2021, more than Ps.21,400 million were placed.

Likewise, “Prenda Galicia” was created in Office Banking for those customers with no access to the product under any agreement.
“Value Partners”: the purpose of this product is to enable Banco Galicia´s customers to offer financing at a rate subsidized by them to their own customers. Thus, a value chain is generated, since it means benefits for all its participants.

4.
Discount of documents:
More than 152,000 discount operations were generated for an approximate amount of Ps.151,730 million in 2021. Additionally, the Bank implemented the discount of electronic credit invoice and confirming checks; in both cases, the customer is allowed to discount the instrument and the debt is allocated to the payer’s margin.

5.
Préstamos Express (Express Loans):
through Online Banking, Banco Galicia offers loans with a total repayment schedule that goes from 2 to 45 days. Préstamos Express is a product exclusively designed for clients who have not purchased the payroll services of Banco Galicia and which helps them better manage their finances. Some products are considered express (Salary Advance, Express and AfterPay), aiming at providing quick financing solutions for the day-to-day life of our customers. The maturity for this type of loans is between 2 to 45 days. During 2021, more than 178,000 operations were generated for an approximate amount of Ps.3,000 million.

6.
Agro Lines
: Financiamiento Galicia Rural, which evolved from Tarjeta Galicia Rural, was launched in 2020, and it featured an integrated platform that included the main brands in the financing of working capital sectors related to both agricultural and livestock businesses. During 2021, as of October, 2021 this service we grew 20% in year-on-year billing through the Galicia Rural Card and its platform.

7.
Impact financing:
Banco Galicia promotes a triple impact business model through which it enhances its role in sustainable development, which begins with the design and implementation of products that contemplate the social and environmental aspects of the projects that are financed, thus focusing on financial inclusion, climate change, diversity, social investment, and impact investment. The following chart highlights certain products offered by this area and the impact in 2021.

PRODUCT	DESCRIPTION	IMPACT
+B Line	Exclusive financing line for Triple Impact B Certified Companies, which seeks to generate a high social or environmental impact. It was created jointly with Sistema B, for those companies seeking to prioritize the well-being of people, societies and nature.	Ps.50 million placed to 11 financed projects, 101% compliance with quota.

Move Sumatoria Platform	This product is aimed at Banco Galicia´s customers investing in projects that improve people´s quality of life and the planet´s health.	16 investments for a total amount of Ps.60,600

Techo Debt Securities	TECHO became the first local Civil Association to issue Debt Securities (Obligaciones Negociables, “ON”) supported by SGR ArgenPymes, Crecer and Acindar PyMEs, which were placed by underwriter banks, Banco Galicia among them. This issuance is considered a Social Bond according to the Social, Green and Sustainable Bonds Guide of the Argentine Stock Exchanges and Markets (Bolsas y Mercados Argentinos, BYMA).	The social organization successfully placed Debt Securities (ONs) for Ps.18 million, aiming at financing the construction of its own Social Factory, which will allow it to produce the emergency housing later built in settlements.

Social Impact Bond (BIS)	The Social Impact Bond (Bono de Impacto Social, “BIS”), named “Proyectá tu Futuro” (Project your Future), was launched in 2018, aiming at training for employability the vulnerable youths living in the south of Buenos Aires City. It is an unprecedented public-private articulation initiative in Argentina, with the ability to repay financing based on the results obtained.	877 youths completed the training, 295 were employed. Ps.5.8 million returned.
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
A total of 3,509,277 electronic checks were issued during 2021.
Banco Galicia continues to be the bank with the highest number of monthly issuances, having 26% of the market share as of December 2021.
Currently, as of the date hereof, 49.62% of the checks issued by Banco Galicia and 24.39% of those deposited with Banco Galicia are electronic.
During 2021:

•	The “Office Banking” section for electronic checks was significantly improved in order to give a better user experience.

•	The new “Electronic Check Guarantee” (as per regulations) was developed and implemented.

•	The check deposit fee scheme was redesigned to simplify it and make it clearer for our customers, and to be able to charge a lower fee for electronic checks and thus continue to encourage their use.
c) Insurance
Galicia Seguros has a wide range of products that, in turn, provide a large number of different insurance coverages, fully covering the different needs of customers, based on their occupation, age or income level.
Insurance is sold to customers of Banco Galicia as well as of Naranja X, so that Galicia Seguros scope of business includes the entire country and every economic segment. Galicia Seguros offers specific coverage through its broker, so that each customer feels protected and has support in everything it needs.
In December 2021, Galicia Seguros had 2,932,334 active policies which were divided in the next types of insurance:

Type of insurance	Amount of policies
Robbery	712,332
Personal Accident	682,947
Life Collective	654,920
Various Risks	551,370
Home	211,882
Life	95,040
Integral Pyme	13,663
Pets	6,210
Surety	2,073
Technical Insurance	1,897

Total	2,932,334

Galicia Seguros main objective is to ensure their customers’ security and protection while offering them an increasingly better service. For this reason, during 2021 it improved the assistance offered for the car insurance product marketed through online banking. It currently offers premium assistance that includes towing service, mechanical assistance, replacement car and general testing with oil and filter change, for all customers, regardless of the insurance company hired.
It has also updated assistance amounts for their home insurance product in order to increase the perceived value for their customers. In this regard, customers receive assistance for tank cleaning, pruning services, maintenance of cold-heat equipment and maintenance of gas appliances.
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
In 2021, Banco Galicia worked on the following new functionalities that were added to the means of payment products:

•	Card freezing: Banco Galicia offered the possibility for customers to pause their cards when losing them.

•	Increase in the purchase and withdrawal limits with using a debit card through Online Banking.

•	Possibility to view credit card information and make a copy of the card numbers to make purchases.

•	“Follow” button for its clients to track the issuance of their cards through Online Banking.

•	The possibility of asking for a change of credit portfolio accounts through Online Banking.

•	Registration of additional commercial cards through Office Banking.

•	Historical credit card summaries were made available in the Galicia App.
During 2021, Naranja X´s aim was to enhance the use of its credit cards, reduce the amount of inactive accounts and minimize their cancellations. The annual consumption grew by 21%, as did the average consumption per client, obtaining 13% more transactions as compared to 2020. During 2021, it obtained a reduction of 16% of inactive accounts, while at the same time decreasing 27% account cancellations, maintaining an activation ratio of 77% at 90 days, as compared to 2020.
These results were possible, in part, due to the use of analytical models that allowed them to bring personalized offers and performing promotions closer to the customer, which, at the same time, made it possible to proactively offer limit increases to clients, favoring consumption and reducing the rejection rate due to lack of limits. Four massive limit increases were made during the year that favorably impacted the experience of 2.6 million customers.
e) Virtual Wallets
App Galicia is the new virtual wallet. With it, clients can pay using a QR code with the attached means of payments, giving clients the opportunity of always having an alternative payment method with their phones.
With the virtual wallets, the Galicia clients can:

•	Send money to their phone contacts with MODO, without needing CBU or Alias.

•	Request money from their phone contacts to be sent through links.

•	Pay with a QR code.

•	Contactless payment in stores with android cell phones.

•	Pay by scanning any QR code.
MODO is the new digital payment solution, launched jointly by over thirty public and private banks in the country. This tool allows users with bank accounts to make transfers and payments in stores easily and from their cell phones. This virtual wallet allows the user to have an all-in-one app to check balances and transfer and receive money from other users from their bank accounts in other banks.
From the Galicia app, you can access MODO and use the QR code to make payments to affiliated stores. Another feature is the possibility of transferring money to people registered as a contact on your cell phone, without the need to request a Unique Banking Key (Clave Bancaria Uniforme, “CBU”) or an Alias. This alliance is a great step for Banco Galicia´s clients because they will no longer need their physical wallet and they will have the chance to migrate to digital channels to make their daily transactions as secure, agile, and effective as always.
Since Banco Galicia wants their customers to feel safe when carrying out their daily transactions and not depend so much on the physical wallet, it is possible for them to access MODO from the Galicia App and make payments with a QR code in affiliated stores, as well as make transfers to cell phone contacts with no need to request CBU or alias.

In 2020, Naranja X developed an app with an account in Argentine pesos and a prepaid Naranja X Visa card, free of charge, with contactless technology and a vertical design which is new in the country. With this card, it is possible to make purchases and payments at any store or digital platform in the world, add your automatic debits, or withdraw cash through ATMs. Additionally, the app offers the possibility of transferring money immediately between virtual and bank accounts; buying top-ups for your cell phone lines; loading the public transportation card in every Argentine province; paying over 5,000 services; and paying the Naranja account’s statement.
In 2021, among some of the highlights of the new functionalities, there is the incorporation of all the means of payment available in NOL for the payment of the Naranja credit card summary, the scheduling of paid services with notices prior to the next due date, the restructuring of the menu that facilitates access to the different products available. In addition, new security measures were incorporated to strengthen the user experience and reduce risks, such as the double authentication factor in Onboarding and to make transfers.
f) Investments
Through Banco Galicia, Fondos Fima, Galicia Securities and Inviu, Grupo Financiero Galicia has a wide range of investment products that its believes meet the needs and the profile of every client.
Banco Galicia channels the investments of legal persons not belonging to Financial Banking, such as the Corporate, Business and Agro segments, through a customized service called Mesa. The main products offered to this customer segment are investments, the custody, purchase and sale of foreign currency and banknotes, and marketing of transaction products.
Galicia Securities offers its customers the following products: Government Securities and Corporate Securities, Shares and Argentine Certificates of Deposit (Certificado de Depósito Argentino, CEDEAR), Surety, Mutual Funds (Fima), Discount of Checks/Promissory Notes, Primary Issuances and Custody. Additionally, it offers services related to structured solutions: temporary liquidity, rate and currency hedging, customized solutions for holdings and subsidiaries, synergy between shareholders’ accounts and controlled companies.
The total volume traded in Fixed Income in the Argentine Stock Exchanges and Markets was Ps.916,501 million, and Assets Under Custody as of December 31, 2021, amount to Ps.33,400 million.
Likewise, Inviu offers the following products:

•
For investors, Inviu designed an app that allows them to receive suggestions, have access to their digitally integrated local and international portfolio, and invest in just a few steps. Through the application development, Inviu prioritizes the simple and intuitive experience to bring the world of investments closer to people.

•
For financial advisors, Inviu features a platform created for them, where they can manage their portfolio in a more efficient way, reduce their operational load and thus dedicate more time to their customers. Inviu focused on designing a platform that would enhance the advisors’ time and productivity and strengthen their bond with investors.

Inviu is integrated with the local and international markets (through Interactive Brokers). Currently, it offers operations in the Argentine Stock Exchanges and Markets (shares, bonds, Argentine Certificates of Deposit), Mutual Funds (Fima, Megainver, Galileo), the purchase of dollars from the Electronic Payment Market in one click, and the possibility of investing in shares and ETFs of United States.
g) Global Custody
With regards to the Global Custody service in 2021, Banco Galicia has continued to increase the positioning of the product, mainly by focusing on the Insurance Companies and Corporate companies.

When compared to 2020, this product has experienced an 86% growth in assets under custody (“AUC”).
h) Fima Funds
Galicia Asset Management has a wide range of investment funds designed for each investor profile, which allows all types of investors to easily access the capital market through the various Fima funds. The market share of common investment funds was 9.56% as of December 31, 2021, decreasing 41 basis points (“bp”) as compared to December 31, 2020. The following is a list of the Fima funds offered:

1.
Fima Premium
: this is a fund that provides immediate-online liquidity with a yield close to a fixed-term deposit. It invests mainly in remunerated sight accounts and fixed-term certificates. For very short-term investments in pesos.

2.
Fima Ahorro Peso
s
: it seeks to obtain yield from a portfolio of short-term bonds denominated in Argentine pesos. Its portfolio mainly includes treasury bills denominated in Argentine pesos, fixed terms, bonds and remunerated (i.e. interest generating) accounts, among others. Suitable for conservative short-term investments, for example, those with an investment horizon of approximately 30-60 days.

3.
Fima Ahorro Plu
s:
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

5.
Fima renta plus:
it invests mainly in a portfolio of medium/long-term bonds denominated in Argentine pesos. It includes negotiable securities and public and private fixed income instruments in pesos, mainly sovereign bonds, negotiable liabilities, and provincial bonds and bills, among others. Suitable for moderate/risky investments of over 2 years.

6.
Open Fima SMEs
:
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

8.
Fima international fixed income
:
this alternative seeks to obtain profitability from a portfolio of medium-term dollar bonds, mainly coming from Latin American markets and up to 25% in American treasury bonds. The design of the investment portfolio does not include local bonds, something that will reduce the volatility of the fund.

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

11.
Fima PB shares
:
fund composed of shares that belong to the “S&P Merval” panel. This index considers the evolution of national and international companies that are listed on the local market. Suitable for investors seeking to follow the benchmark by investing in a portfolio managed by specialists in this market.

12.
Fima shares Latin America:
it is a variable income fund in dollars. The investment portfolio is mainly made up of Latin American stocks. This fund’s benchmark is the S&P Latin America 40, which integrates shares from the main economic sectors of Brazil, Chile, Mexico, Colombia and Peru, among others.

In 2021, Fondos Fima maintained its leadership in the industry of mutual funds in Argentina, administrating a total of Ps.344,358 million at the end of the year, accomplishing a growth of 78% as compared to 2020.
It continued with the Fima Funds distribution scheme through external underwriters, incorporating 4 new underwriters. This year we have incorporated 4 new installers, having a total of 18 at the end of the year.
Banco Galicia and La Nación co-created the podcast called “Los números también hablan” (Numbers Speak, Too) in which they talk about all the benefits and advantages of the Fima Funds. They also created a series of videos on YouTube and educational digital talks to stay close to their clients.
i) Inviu
It is through Inviu that Grupo Financiero Galicia has developed a digital investment platform that allows users, both investors and financial advisors, to manage their portfolios in an efficient, simple and user-friendly way. This platform was launched on the market in October 2020.
j) Galicia Securities
Galicia Securities offers financial and stock market services to individuals, companies and financial institutions. It is an agent of BYMA, MAE, MAV and performs CIDA services. This new company is already occupying leading positions in the Fixed Income market, given the fact that it ranked second in the BYMA ranking with 4.79% market share in the last quarter of 2021.
k) Foreign Trade
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
Galicia Seguros has surety policies for every need: Temporary importation or exportation, differences in law, value or lack of documentation, land transit and replacement of precautionary measures. It also offers surety insurance coverage when this is required to guarantee liabilities before the AFIP (Federal Tax Authority, for its acronym in Spanish). – Tax and Customs Administration. Through its Comex Tribe, Banco Galicia works to guarantee quality in end-to-end foreign trade operations and safety in the application of current regulations. In order to do this, the Bank implements a Call & Ops service model in which the service circle contacts clients directly and answers their questions, provides advice and resolves any difficulties during the preparation of the corresponding documentation.

There is also a US$70 million line available for the pre-financing of our customers’ exports with a 180-day term. An equitable distribution among the different segments of Company customers will be prioritized, supporting the development of local exports. We also provide support our Importer customers as issuers of letters of credit.
The volume traded as of December 2021 was US$4,936 million reaching US$16,206 million for the whole 2021. Participation according to the Argentine Central Bank’s ranking is 11.1% in volume and 13.3% in number of operations as of December 31, 2021, resulting in the second largest participation bank according to this indicator.
Galicia Seguros also prioritizes their customers’ needs related to international trade, aiming to provide surety insurance coverage when required to guarantee liabilities before the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos, AFIP) or the National Customs Administration.
l) Capital Market & Investment Banking
As of December 31, 2021, Banco Galicia consolidated its position in the Argentine Capital Market and Investment Banking sector by structuring various financial products tailored for Corporate, SME, and Agricultural companies.
In respect of its position for Argentine capital markets, in 2021, the Bank maintained its position among the main market underwriters and organizers, participating in more than 100 issuances of different instruments, including, among others, Debt Securities, Short-Term Securities, Bills, and Financial Trusts.
For the year 2021, transactions placed in Argentine pesos amounted to Ps.156,780 million, among which the issuance of Bills of the City of Buenos Aires its notable, for a total of Ps.48,420 million, as well as Debt Securities, mainly issued by energy companies for Ps.5,540 million, and oil & gas companies for Ps.3,000 million.
Additionally, in 2021 there was increasing interest in hedging instruments, both for volatility of the exchange rates between the Peso and foreign currencies (Dollar-Linked) and inflation, including the Reference Stabilization Coefficient (Coeficiente de Estabilización de Referencia, “CER”) and Units of Purchasing Value (Unidad de Valor Adquisitivo, “UVA”). In 2021, Banco Galicia participated in placements amounting to US$1,526 million in “Dollar-Linked” instruments, and Ps.37,880 million in UVA-denominated instruments. Some transactions in these instruments are noteworthy, namely the issuance by Vista Oil & Gas of Class XI Debt Securities for a total of US$100.7 million, intended for productive and infrastructure projects, and Telecom Class X issuances for Ps.12,000,000 in UVA-denominated instruments.
Likewise, Banco Galicia participated in “Hard Dollar” placements amounting to US$134 million, among which Debt Securities swaps and restructuring issued to comply with the Argentine Central Bank regulations stand out, including that of John Deere Compañía Financiera for US$40 million, and Cresud for US$35.7 million.
In the Small and Medium Enterprises segment, Banco Galicia participated in transactions for over Ps.1,985 million placed in different types of instruments. Companies that undertook issuances for the first time in the capital market stood out, namely for Morixe Hermanos, with a Debt Security for Ps.400 million, and Hijos de Salvador Muñoz, with a Dollar-Linked Debt Security for US$6.3 million.
Sustainability and Corporate Responsibility
During this fiscal year, Banco Galicia also participated as underwriter and organizer of sustainable and social debt securities issuances. Some of them are noteworthy, such as Luz de Tres Picos Green Bond for US$30 million, YPF Luz for US$36.9 million, and Techo’s Social debt securities issuance for Ps.18 million, this being the first debt securities issued by a local civil association.
As for Investment Banking, the Bank structured 15 transactions, not only under the scheme of syndicated loans and restructurings jointly with other leading financial institutions, but also by assisting large corporate customers through bilateral lines.

As a consequence of the difficulties faced by many companies as a result of the COVID-19 health crisis and the adverse macroeconomic context, most efforts were focused on supporting customers by restructuring their liabilities by offering financial conditions tailored to their needs, seeking to address their specific business situation and preserve their credit. Thus, transactions were completed for over Ps.19,500 million, where Banco Galicia’s interest amounted to over Ps.4,500 million.
Syndicated transactions were also structured, mainly in the oil & gas and food industry sectors, for more than Ps.13,000 million, where Banco Galicia’s interest reached Ps.2,500 million; among them, a syndicated loan for US$115 million stands out, granted to Compañía General de Combustibles for the strategic acquisition of a new company.
In turn, bilateral committed lines were subscribed with leading customers, in order to ensure liquidity due to market uncertainty, for a total amount of Ps.6,900 million.
m) Banca Privada
Private Banking provides a differentiated and professional financial service to high net worth individuals, through the management of their investments and financial advice from highly trained officers. It offers its clients a diverse portfolio of domestic financial investments, such as FIMA deposits and mutual funds, public and private securities, shares and trusts in which the Bank acts as placement agent.
Beyond the usual specialized and professional service, virtual talks were organized with investment experts focused on these clients with greater financial depth. Additionally, they were active users of the developments or improvements in digital financial operations, as in the case of the sale of the MEP dollar through the app, among others. In relation to other experiences, Private Banking clients have an exclusive golf tournament that takes place in the Jockey Club and is highly valued by these clients.
n) Benefits
EMINENT benefits
In order to provide a commensurate experience for EMINENT clients, we develop targeted proposals that are in line with the pillars of the EMINENT proposal. This is a value proposition focused on art, sports, fashion, gastronomy, women and family. Besides, this proposal adds a series of experiences related to personal well-being, through the concept of Wellness Life.
During 2021, in order to continue strengthening this customized relationship with our EMINENT customers, we offered exclusive virtual experiences for them, where the joint action with LIVING magazine and La Nación newspaper stood out. This is one of our segment’s most valued actions, as well as the entire “Wellness Life” program together with Visa, which included talks, experiences and exclusive boxes for EMINENT customers. We also sponsor sports, with the SIGNATURE TROPHY, a golf tournament organized by VISA, as well as the Galicia EMINENT Cup to celebrate the 10 th
anniversary of the brand.
Quiero! Program
With the purpose of continuing to develop the best benefits program, by fostering Banco Galicia´s customers’ loyalty and increasing their importance for us, Banco Galicia ended the year with a differentiating value proposition in the market. We maintain the campaign “Vamos los Jueves” (Go Thursdays) for special dates (such as holidays), generate exclusive alliances with MODO to enhance the benefits with Galicia means of payment and promote various actions with market leading brands to accompany the customers in their daily life.
Banco Galicia continues to offer more discounts and benefits, with a catalog of more than 1,500 options in different categories such as: savings in specific brands and categories before or after the customer’s purchase, account refunds, vouchers, and the possibility of combining points and Argentine pesos for benefits in physical products, travel and tourism.

The site of Quiero! Shows clients relevant offers according to their profile and consumption patterns. This leads to a better experience regarding the redemption of points and makes the program simpler and more assertive.
During 2021, almost 300,000 customers used at least one program benefit, with “Beneficios Ahorro” (Savings Benefits) being the most popular one.
With regards to the redemption of physical products, we began 2021 launching the Quiero! Products Platform. Thus, we expanded the value proposition for the customer, who can opt for benefits in physical products of different suppliers, either through redeeming points, combining points and Argentine pesos or using the only Argentine pesos modality.
During 2021, five suppliers were added to the platform and over 30,000 transactions were performed, out of which 90% were point redemptions.
Benefits in Plan Z
Naranja X has assisted its clients with benefits in Plan Zeta (offering 3, 6, 9 and 12 payment installments), discounts, and special plans and deferred payment offers for the purchase of essential items such as those made in supermarkets, pharmacies, door-to-door services, and gas stations. As restrictions became more flexible, the Bank added other categories to the value proposition and encouraged online consumption through discounts and special payment plans. Benefits were activated for special dates such as Friendship Day, Father’s Day, Children’s Day, Mother’s Day and end-of-year parties in specific categories such as clothing, sports, construction and electro. This year, following the growth of online commerce, Naranja became an official sponsor of Cyber Monday for the first time, introducing itself as a means of payment. This participation had a positive impact on consumption, the negotiation of promotions aimed at online sales, and the positioning of the brand. Naranja communicated over 40 promotions every month, using the strategies of 360° communication approach and considering all types of media, especially the Internet. The Smartes (benefits given on Tuesdays) benefit helped clients obtain a 20% discount and then another discount for another 5% through the seniority promotion at Plan Z. At the end of the fiscal year, 30% of Naranja X’s turnover was driven by more than monthly 3,000 promotions that were distributed in 11,000 different points throughout the country.
Quiero! In Naranja X
The registration for the Naranja X customer loyalty program was launched in May 2020. Some of the most outstanding events included the chance to access Quiero! Through the NOL (Naranja X Online) and App Naranja channels, the redemption points for discounts on certain items and businesses when using Naranja X, the registration of 70% of the most important businesses in the country for the redemption points deal with Naranja X, and login/registration functionality at quiero.com.ar through Naranja X credentials. At the end of the fiscal year, there were 83,000 Naranja X clients and 180,000 clients shared with Banco Galicia.
In 2021, for Naranja X customers, the focus was on offering promotions of plans and discounts in supermarkets, pharmacies, door-to-door services and gas stations, by activating promotions on web channels such as Smartes for Plan Z cards, six installments and discounts of up to 25% to support them during the COVID-19 pandemic. With the gradual opening of local stores, Naranja X began offering its Smartes Recargado (Smartes Reloaded) for non-traditional categories of the campaign.
Since the launch of its prepaid card, Naranja X has been offering specific promotions for new customers and only on particular dates such as HotSale and CyberMonday. In addition, it has fixed discounts for all its customers in the payment of services and purchase of products.
o) Merchants / Toque
Naranja X seeks the financial inclusion of small businesses, enabling them to sell with any card from a single platform. “Toque” is a grouping service that allows businesses, professionals and self-employed individuals to charge with any credit, debit and prepaid card, from a reader that connects via Bluetooth to a cell phone.

Technical improvements were made to strengthen the collection process, and the payment link functionality was incorporated, which allows businesses to make payments remotely, expanding their sales capacity.
B.4 Selected Statistical Information
You should read this information in conjunction with the other information provided in this annual report, including our audited consolidated financial statements and Item 5. “Operating and Financial Review and Prospects”. We prepared this information from our financial records in conformity with IFRS.
i) Average Balance Sheet and Income from Interest-Earning Assets and Expenses from Interest-Bearing Liabilities
The average balances of interest-earning assets and interest-bearing liabilities, including the related interest that is receivable and payable, are calculated on a monthly basis for Banco Galicia and Naranja X on a consolidated basis. The average balances of interest-earning assets and interest-bearing liabilities are calculated on a quarterly basis for Grupo Financiero Galicia and its other non-banking subsidiaries.
The following table shows our consolidated average balances, accrued interest and average yield for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2021, December 31, 2020 and December 31, 2019.

	For the Fiscal Year Ended December 31, 2021			For the Fiscal Year Ended December 31, 2020			For the Fiscal Year Ended December 31, 2019
	Average Balance	Accrued Interest	Average Yield / Rate	Average Balance	Accrued Interest	Average Yield / Rate	Average Balance	Accrued Interest	Average Yield / Rate

	(in millions of Pesos, except otherwise noted)
Interest-Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	243,991	90,029	36.90	234,910	94,233	40.11	251,325	128,124	50.98
Others Debt Securities	2,034	4,000	196.64	2,091	1,532	73.27	2,774	1,340	48.31
Total Debt Securities at fair value through profit or loss	246,025	94,029	38.22	237,001	95,765	40.41	254,099	129,464	50.95
Repurchase Transactions	148,947	53,878	36.17	54,144	13,536	25.00	27,426	14,661	53.46
Loans and Other Financing
Loans	657,124	218,750	33.29	741,706	224,207	30.23	887,028	240,527	27.12
Financial Leases	1,821	284	15.59	3,508	531	15.14	5,822	1,149	19.74
Other Loans and Other Financing	2,764	62	2.24	3,419	472	13.81	5,007	1,011	20.19
Total Loans and Other Financing	661,709	219,096	33.11	748,633	225,210	30.08	897,857	242,687	27.03
Other Interest-Earning Assets	48,020	19,118	39.81	66,835	20,309	30.39	82,419	20,403	24.76

Total Interest-Earning Assets	1,104,702	386,121	34.95	1,106,613	354,820	32.06	1,261,801	407,215	32.27

Interest-Bearing Liabilities
Deposits
Savings Accounts	358,941	36,266	10.10	381,150	21,976	5.77	399,035	16,927	4.24
Time Deposits	403,698	127,189	31.51	367,173	97,976	26.68	353,526	138,749	39.25
Total Interest-Bearing Deposits	762,640	163,455	21.43	748,323	119,952	16.03	752,561	155,676	20.69
Financing Received from the Argentine Central Bank and Other Financial Institutions	20,565	3,377	16.42	29,909	3,781	12.64	57,839	7,629	13.19
Debt Securities and Subordinated Debt Securities	56,830	13,472	23.71	66,295	11,552	17.43	133,049	29,986	22.54
Other Interest-Bearing Liabilities	3,265	255	7.81	2,892	442	15.28	20,098	1,437	7.15

Total Interest-Bearing Liabilities	843,299	180,559	21.41	847,419	135,727	16.02	963,547	194,728	20.21

Spread and Net Yield
Interest Rate Spread			13.54			16.05			12.06
Cost of Funds Supporting Interest-Earning Assets			16.34			12.27			15.43
Net Yield on Interest-Earning Assets			18.61			19.80			16.84

(*)	Rates include the CER/UVA adjustment.
ii) Changes in Net Interest Income-Volume and Rate Analysis
The following table allocates, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average yield/rate for (i) the fiscal year ended December 31, 2021 compared with the fiscal year ended December 31, 2020 and (ii) the fiscal year ended December 31, 2020, compared with the fiscal year ended December 31, 2019. Differences related to both rate and volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year Ended December 31, 2021 / Fiscal Year Ended December 31, 2020 Increase (Decrease) due to changes in			Fiscal Year Ended December 31, 2020 / Fiscal Year Ended December 31, 2019 Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change

	(in millions of Pesos)
Interest Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	3,915	(8,119)	(4,204)	(7,950)	(25,941)	(33,891)
Others	(40)	2,508	2,468	(175)	367	192

Total Debt Securities at fair value through profit or loss	3,875	(5,611)	(1,736)	(8,125)	(25,574)	(33,699)

Repurchase Transactions	32,139	8,203	40,342	(2,480)	1,355	(1,125)
Loans and Other Financing
Loans	(48,642)	43,185	(5,457)	(54,514)	38,194	(16,320)
Financial Leases	(264)	17	(247)	(390)	(228)	(618)
Other Loans and Other Financing	(76)	(334)	(410)	(270)	(269)	(539)

Total Loans and Other Financing	(48,982)	42,868	(6,114)	(55,174)	37,697	(17,477)

Other Interest-Earning Assets	11,691	(12,882)	(1,191)	463	(557)	(94)

Total Interest-Earning Assets	(1,277)	32,578	31,301	(65,316)	12,921	(52,395)

Interest Bearing Liabilities
Deposits
Savings Account	(1,200)	15,490	14,290	(720)	5,769	5,049
Time Deposits	10,372	18,841	29,213	5,591	(46,364)	(40,773)

Total Interest-Bearing Deposits	9,172	34,331	43,503	4,871	(40,595)	(35,724)

Financing Received from the Argentine Central Bank and Other Financial Institutions	(9,395)	8,991	(404)	(3,543)	(305)	(3,848)
Debt Securities and Subordinated Debt Securities	(1,259)	3,179	1,920	(12,695)	(5,739)	(18,434)
Other Interest-Bearing Liabilities	67	(254)	(187)	3,026	(4,021)	(995)

Total Interest-Earning Assets	(1,415)	46,247	44,832	(8,341)	(50,660)	(59,001)

The increase of Ps.31,301 million in interest income for the fiscal year ended December 31, 2021, as compared to the previous year, is primarily attributable to a Ps.32,578 million increase in interest rates, partially offset by a decrease of Ps.1,277 million in interest income due to a lower volume of products offered that were interest-earnings assets.
In particular, Ps.40,342 million of the increase in interest income was due to an increase in interest income from repurchase transactions. This increase primarily resulted from an increase in the average volume offered of this type of asset held by us, the average volume of repurchase transactions held by us amounted to Ps.148,947 million for fiscal year 2021, as compared to Ps.54,144 million for the previous fiscal year.
The Ps.6,114 million decrease in interest from loans and other financing was due to a decrease in volume equal to Ps.48,982 million, mainly as a consequence of a decrease in the average volume of loans granted to the private sector. This decrease was partially offset by an increase in interest rates (accounting for Ps.42.868 million), mainly as a result of an increase in the average rate earned by us on loans and other financing provided.
In terms of interest expenses, the Ps.44,832 million increase for the fiscal year ended December 31, 2021, as compared to the fiscal year ended December 31, 2020, is primarily a result of an increase in the interest rate payable on time deposits of Ps.18,841 million (which increased from 26.68% in 2020 to 31.51% in 2021).
iii) Debt and Equity Securities
The following table shows our holdings of debt and equity securities at the balance sheet dates stated below. Our holdings of Government securities represent mainly holdings of Banco Galicia.

	As of December 31,
	2021	2020

	(in millions of Pesos)
Debt Securities at FV through profit or loss	235,937	234,593

Argentine Government Securities	51,904	36,482
Government Bonds	9,681	9,791
Provincial Bonds	1,728	1,117
City of Buenos Aires Bonds	1,414	138
Treasury Bills	39,081	25,436
Argentine Central Bank´s Bill	181,568	193,696
Leliq (liquidity Bills)	181,568	193,696
Corporate Securities	2,465	4,244
Debt Securities	2,465	4,139
Debt Securities of Financial Trust	—	105
From Abroad Government Securities	—	171
Treasury Bills	—	171

Other Debt Securities	94,357	34,824

Measured at FV through OCI	4,230	6,318
Argentine Government Securities	4,230	6,054
Government Bonds	3,247	5,938
Treasury Bills	737	116
City of Buenos Aires Bonds	246	—
Argentine Central Bank´s Bill	—	264
Leliq (liquidity Bills)	—	264
Measured at Amortized Cost	90,127	28,506
Argentine Government Securities	89,148	26,999
Government Bonds	28,969	27,065
Treasury Bills	60,395	—
Allowance	(216)	(66)
Corporate Securities	979	1,501
Debt Securities	874	1,419
Debt Securities of Financial Trusts	83	55
Others	22	27
International Government Securities	—	6
Treasury Bills	—	6

Investments in Equity Instruments	1,252	8,621

Domestic	1,180	8,536
International	72	85

Total Debt and Equity Securities	331,546	278,038

As of December 31, 2021, the increase in our holdings of debt and equity securities was mainly a result of an increase in the volume of Government bonds issued by the National Treasury measured at amortized cost. Our government securities issued by the National Treasury amounted to Ps.60,395 million as of December 31, 2021. As of December 31, 2020, we had no holdings of this type of instruments.
The amount of Argentine government securities recorded at fair value as of December 31, 2021 in an amount of Ps.51,904 million corresponded to securities issued by the National Treasury Bills (for Ps.39,081 million), the Government (for Ps.9,681 million), provincial governments (for Ps.1,728 million) and the City of Buenos Aires (for Ps.1,414 million).
As of December 31, 2021, our holding of government securities denominated in Dollars was composed of Government bonds recorded at their fair value (for Ps.86 million) and Government bonds recorded at their amortized cost (for Ps.1 million).
As of December 31, 2020, our holding of government securities denominated in Dollars was composed of Government bonds recorded at their fair value (for Ps.6,314 million), U.S. Treasury Bonds recorded at fair value (for Ps.171 million), Government bonds recorded at their amortized cost (for Ps.1 million) and U.S. Treasury Bonds recorded at their amortized cost (for Ps.7 million).

All local Government securities, except for the Leliq (Liquidity Bills), which are issued by the BCRA, were issued by the Government, provincial governments or the City of Buenos Aires.
Remaining Maturity and Weighted-Average Yield
The following table analyzes the remaining maturity and weighted-average yield of our holdings of debt securities recorded at amortized cost as of December 31, 2021. Our debt securities portfolio yields do not contain any tax equivalency adjustments.

	Fiscal Year Ended December 31, 2021
		Maturing within 1 year		Maturing after 1 year but within 5 years		Maturing after 5 years but within 10 years		Maturing after 10 years
	Total Book Value	Book Value	Yield (1)	Book Value	Yield	Book Value	Yield (1)	Book Value	Yield (1)
	in millions of Pesos, except percentages)
Other Debt Securities
Measured at Amortized Cost
Argentine Government Securities	28,969	28,925	26.70%	16	1.90%	7	7.90%	21	7.90%
Argentine Central Bank´s Bill and Bonds	60,395	60,395	—	—	—	—	—	—	—
Corporate Securities	979	457	30.70%	522	34.90%	—	—	—	—
Debt Securities	874	352	28.70%	522	34.90%	—	—	—	—
Debt Securities of Financial Trust	83	83	37.00%	—	—	—	—	—	36.20%
Others	22	22	39.00%	—	—	—	—	—	—

Total Other Debt Securities Measured at Amortized Cost	90,343	89,777		538		7		21

(1)	Effective yield based on December 31, 2021 quoted market values.
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

	As of December 31,
	2021	2020
	(in millions of Pesos)
Principal and Interest

Non- Financial Public Sector	—	1

Argentine Central Bank	1	20

Financial Institutions	12,746	22,189

Non-Financial Private Sector and Residents Abroad (1)
Loans	765,881	810,869
Advances	53,153	44,104
Overdrafts	194,472	217,008
Mortgage Loans	18,420	24,885
Pledge Loans	16,220	17,489
Personal Loans	65,896	55,100
Credit Card Loans	367,958	364,966
Placements in Banks Abroad	5,616	2,508
Pre-financing and financing of exports	17,181	44,508
Other Loans	10	7,975
Accrued Interest, Adjustment and Quotation Differences Receivable	29,354	35,697
Documented Interest	(2,399)	(3,371)
Financial Leases	1,114	2,800
Other Financing	12,010	14,930

Non-financial Private Sector and Residents Abroad	779,005	828,599

Total Gross Loans and Other Financing	791,752	850,809

Expected Credit Loss Allowance
Loans Allowance	(46,955)	(55,407)
Financial Leases Allowance	(9)	(53)
Other Financing Allowance	(354)	(741)

Less: Allowances	(47,318)	(56,201)

Total	744,434	794,608

(1)	Categories of loans include:

•	Advances: short-term obligations drawn on by customers through overdrafts.

•	Overdrafts: endorsed promissory notes, notes and other promises to pay signed by one borrower or group of borrowers and factored loans.

•	Mortgage Loans: loans granted to purchase or improve real estate and collateralized by such real estate and commercial loans secured by a real estate mortgage.

•	Pledge Loans: loans secured by collateral (such as cars or machinery) other than real estate, where such collateral is an integral part of the loan documents.

•	Personal Loans: loans to individuals.

•	Credit-Card Loans: loans granted through credit cards to credit card holders.

•	Placements in Banks Abroad: short-term loans to banks abroad.

•	Pre-financing and financing of exports: loans for exports.

•	Other Loans: loans not included in other categories.

•	Documented Interest: discount on notes and bills.
As of December 31, 2021, Grupo Financiero Galicia’s loan and other financing portfolio before allowances for loan and other financing losses amounted to Ps.791,752 million, a 7% decrease as compared to the year ended December 31, 2020.
In line with the Government’s measures in order to address the impact of COVID-19, the BCRA issued some regulations related to financing, including loans with reduced rates and for production lines (for further information please see “Argentine Banking Regulations” – “Financing Loans for Economic Development”, below). Out of total loans, there are Ps.35,740 million that corresponded to financing lines for productive investment of small and medium companies.
Maturity Composition of the Loan Portfolio
The following table sets forth an analysis by type of loan and time remaining to maturity of our loan portfolio as of December 31, 2021.

	As of December 31, 2021
	In 1 year or less	After 1 year through 5 years	After 5 years through 15 years	After 15 years	Total at December 31, 2021
	(in millions of Pesos)
Variable Rates
Non-Financial Private Sector and Residents Abroad	15,775	13,027	84	—	28,886
Loans	15,775	13,027	84	—	28,886
Advances	1,104	—	—	—	1,104
Overdrafts	8,076	10,640	—	—	18,716
Mortgage Loans	4,925	2,127	84	—	7,136
Pledge Loans	94	97	—	—	191
Personal Loans	1,232	163	—	—	1,395
Pre-financing and financing of exports	344	—	—	—	344

Total Variable Rate	15,775	13,027	84	—	28,886

Fixed Rates
Financial Institutions	12,296	161			12,457
Non-Financial Private Sector and Residents Abroad	659,549	41,265	453	15	701,282
Loans	659,549	41,265	453	15	701,282
Advances	52,032	17	—	—	52,049
Overdrafts	168,345	7,404	7	—	175,756
Mortgage Loans	3,344	1,338	9	12	4,703
Pledge Loans	13,362	2,664	—	3	16,029
Personal Loans	45,505	16,382	437	—	62,324
Credit Card Loans	364,001	3,957	—	—	367,958
Placements in Baks Abroad	5,616	—	—	—	5,616
Pre-financing and financing of exports	7,334	9,503	—	—	16,837
Other Loans	10	—	—	—	10

Total Fixed Rate	671,845	41,426	453	15	713,739

Adjustable Rate
Financial Institutions	—	289	—	—	289
Non-Financial Private Sector and Residents Abroad	4,548	4,205	5	—	8,758
Loans	4,548	4,205	5	—	8,758
Mortgage Loans	2,531	4,045	5	—	6,581
Personal Loans	2,017	160	—	—	2,177

Total Adjuntable Rate	4,548	4,494	5	—	9,047

Total Loan	692,168	58,947	542	15	751,672
Accrued Interest, Adjustment and Quotation Differences Receivable	29,354	—	—	—	29,354
Documented Interest	(2,399)	—	—	—	(2,399)
Allowance	(46,955)	—	—	—	(46,955)

TOTAL	672,168	58,947	542	15	731,672

(1)	Interest and the UVA/CER adjustment were assigned to the first month.
v) Credit Review Process
Credit risk is the potential for financial loss resulting from the failure of a borrower to honor its financial contractual obligations. Our credit risk arises mainly from Banco Galicia’s and Naranja’s lending activities, and from the fact that, in the normal course of business, these subsidiaries are parties to certain transactions with off-balance sheet treatment and associated risk, mainly commitments to extend credit and guarantees granted. See also Item 5. “Operating and Financial Review and Prospects ”—A. “Operating Results”—“Off-Balance Sheet Arrangements”.

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
Banco Galicia
The Risk Division is responsible for the overall risk management of the Bank in accordance with international best practices and handles solvency, financial, operational, credit, technological, reputational and strategic risks. The Risk Division is independent from the business areas of the Bank and its subsidiaries, and it reports directly to the Bank’s General Division. The Risk Division works with the functional support of the Compliance and Money Laundering Prevention Division, a division that also reports to the Board of Directors, and whose purpose is to prevent the execution of financial operations with funds derived from illegal activities, and the use of the Bank as a vehicle for laundering money and funding terrorist activities. In addition, the Risk Division monitors compliance with the laws, regulations and internal policies in order to prevent financial and/or criminal penalties and to minimize any reputational impact. It is an independent role that coordinates and assists in identifying, providing advice on, monitoring, reporting and warning management regarding compliance risks.
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
The Retail Credit Division is responsible for ensuring that credit strategies and policies are adequate to maintain the quality of the retail portfolio. This Division designs and manages complex credit decision-taking models and tools, directs the alignment efforts to implement retail business strategies, and works together with the business team to suggest business opportunities.
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
Naranja X
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

Determination of Credit Limits
Customer’s credit limits are determined on the basis of an assessment of each customer’s specific financial situation. Based on such assessment, customers are assigned one of five risk levels: A, B, C, D, E or F, with A being the lowest risk segment and F being the highest risk segment. In making such assignment, certain factors are considered, including, but not limited to, monthly income, number of family members, geographic location and occupation. The customer is then assigned a credit limit based on his or her risk level, which is shared among all credit cards associated with such customer, whether as a primary or additional cardholder. The credit limit assigned to each customer includes: (i) the monthly balance limit; (ii) the long-term purchase limit (the maximum amount for a customer to purchase in six or more installments using the credit card); (iii) the total credit limit (the maximum amount that may be owed to the Company); (iv) the maximum balance limit for cash advances, which is determined based on risk segmentation, monthly income, and internal indebtedness as well as in the financial system, not being able to exceed the LCPL (long-term purchase limit plan).
Below is a detail of the percentage limits and nominal caps assigned to each risk segment.

	Monthly Balance Limit			Long-term Purchase Limit			Total Credit Limit
Risk Segment	Income %	Floor in Ps.	Top	Income %	Floor in Ps.	Top	Income %	Floor in Ps.	Top
A (Lowest)	110	14,000	90,000	180	22,000	210,000	220	28,000	240,000
B	100	11,000	70,000	160	16,000	150,000	200	20,000	190,000
C	90	10,000	60,000	150	11,000	95,000	180	15,000	120,000
D	70	8,000	35,000	120	8,000	50,000	150	10,000	75,000
E	60	7,000	15,000	100	7,000	35,000	120	7,000	40,000
F (Highest)	40	6,000	10,000	80	7,000	18,000	100	7,000	20,000
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
vi) Financial Instruments Classification and Loss Provisions
General
The “Expected Credit Loss” (“ECL”) model applies to financial assets which are valued at both amortized cost and fair value through other comprehensive income (“OCI”). The standard establishes three categories to classify financial instruments, primarily taking into account the credit risk evolution over time. Stage 1 includes financial assets with normal or no significant risk associated; Stage 2 includes financial assets for which a significant increase in credit risk has been identified but they are not yet deemed to be credit-impaired, and Stage 3 comprises financial assets which are impaired and/or subject to serious risk of impairment. To calculate the provisions for credit impairment risk, IFRS 9 differentiates among these three stages by applying the following concepts:

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
Financial Instruments Classification
Grupo Galicia classifies its financial instruments into the following groups: (i) retail loans, (ii) retail-like loans, (iii) wholesale loans and (iv) Naranja X.
Each subsidiary of Grupo Galicia classifies financial instruments subject to impairment under IFRS 9 in stages, as follows:

•
Stage 1: With respect to retail portfolios, Stage 1 includes every financial instrument up to 31 days past due. With respect to wholesale portfolios, Stage 1 includes every client whose BCRA situation indicates a normal status (rating A) (i.e. low risk of bankruptcy).

•	Stage 2: This stage includes financial assets for which a significant increase in credit risk has been identified. This stage considers two groups:

•	For retail and retail like Portfolios between 31 and 90 days past due. For wholesale it considers credit ratings for which the risk of default has increased significantly (rating B).

•	Probability of Default or Score with impairment risk.

•
Stage 3: For all portfolios, Stage 3 includes every client whose BCRA situation indicates a serious risk of bankruptcy (ratings C, D, E). With respect to retail portfolios, Stage 3 also includes financial instruments that are 90 or more days past due. Furthermore, this stage also includes refinanced transactions originated more than 90 days past due or with another transaction in force within the last 24 months.

See the Argentina Central Bank Classification, on —“Argentine Banking Regulation”—“Loan Classification System”.
Definition of Default
A financial instrument is considered to be in default whenever payment is more than 90 days past due, or if Grupo Galicia believes that the amount due will not be repaid in full. The credit analysis for wholesale loans is not the same as for retail loans, Grupo Galicia’s definition of default for wholesale portfolios is based on a credit analysis of the individual borrower. The definition of default is applied consistently to produce models for the Probability of Default, Exposure at Default and Loss Given Default in Grupo Galicia’s expected loss calculations:

•	Probability of Default (“PD”): This is the likelihood of a borrower defaulting on its financial obligation, either over the next 12 months or during the remaining term of the obligation.

•
Exposure at Default: This is based on the amounts Grupo Galicia expects to be owed at the time of default, either over the next 12 months or over the remaining term. For example, for a revolving commitment, Grupo Galicia includes the current draw down balance plus any further amount that it is expected to be drawn up to the current contractual limit by the potential time of default.

•
Loss Given Default: This represents Grupo Galicia’s expectation of effective loss from the total exposure at default. Its value changes according to the counterparty, seniority of the claim and availability of collateral or other credit support. Loss Given Default is expressed as a percentage loss per Peso of exposure at the time of default and is calculated over the term of the relevant obligation.

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
Grupo Galicia developed a forward-looking methodology to evaluate the impact of different future macroeconomic scenarios on the credit risk of the financial assets. Grupo Galicia prepared three outcomes with varying probabilities in accordance with IFRS: (i) a base scenario with a 70% probability of occurrence, (ii) a pessimistic scenario with a 15% probability of occurrence and (iii) an optimistic scenario with a 15% probability of occurrence
In order to take the time value of money into account, Grupo Galicia assumes expected losses will take place proportionally over time. The ECL is determined by calculating the Probability of Default, Exposure at Default and the Loss Given Default for each future month for each collective segment. These three components are multiplied and adjusted, as applicable, to take into account any forward-looking information, thus calculating ECL for each month on a forward-looking basis, which is then discounted back to the reporting date and summed. The discount rate used in the ECL calculation is the original effective interest rate (or its estimation).
Additional allowance outside the model (“COVID Overlay”)
Since March 2020, the Argentine Central Bank has implemented a series of measures aiming to reduce the economic consequences caused by COVID-19. The deferral of installments and the suspension of penalty interest for payment of installments in arrears are some examples of these measures. Credit cards were excluded from this benefit.
Considering the economic context that Argentina is going through, uncertainty regarding the timing for repayment of delinquent loans, and the measures adopted by the Argentine Central Bank, Grupo Galicia´s management recognized an additional Allowance for Loan Losses outside the model of December 31, 2020.
That allowance was calculated using the expected credit loss model on the delinquent loans in arrears and reflected the potential loss that could result from the macroeconomic context once the measures implemented by the Argentine Central Bank were lifted. The calculation was performed outside the model, generating additional forecasts with the objective of mitigating the lack of delinquency observed as a result of the regulations in force.
The Group calculated the impact of the additional allowance by estimating the expected loss from customers’ loans with deferred installments, based on the new probabilities of default, and adjusting the variables in each affected segment. This estimate included an adjustment over the credits’ lifetime.
From March 31, 2021, onwards, once the payment deferrals established by the Argentine Central Bank were over, the additional allowance set up outside the model as of December 31, 2020, was used during the current fiscal year, as the actual delinquent loans were identified, after their due dates had been deferred for a year (March 2020 – March 2021).

vii) Credit Risk Exposure of Financial Instruments
The following table sets forth the credit risk exposure of financial instruments for which an ECL allowance is recognized.

	Retail Portfolio
	December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	164,464	55,177	3,017	222,658
1-30	2,576	2,891	622	6,089
31-60	—	1,773	458	2,231
61-90	—	900	654	1,554
Default	—	—	14,109	14,109

Gross Carrying amount	167,040	60,741	18,860	246,641
Loss allowance	(5,846)	(10,017)	(15,361)	(31,224)

Net Carrying amount	161,194	50,724	3,499	215,417

Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				5.72%
Allowance for Financial Instruments as a Percentage of Default				221.31%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				5.39%

	Retail like Portfolio
	December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	153,539	16,029	1,082	170,650
1-30	1,106	527	206	1,839
31-60	—	303	84	387
61-90	—	140	124	264
Default	—	—	2,227	2,227

Gross Carrying amount	154,645	16,999	3,723	175,367
Loss allowance	(258)	(1,361)	(2,609)	(4,228)

Net Carrying amount	154,387	15,638	1,114	171,139

Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				1.27%
Allowance for Financial Instruments as a Percentage of Default				189.85%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				0.55%

	Wholesale Portfolio
	December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
A	496,695	17,137	—	513,832
B1	—	215	—	215
Default	—	—	730	730

Gross Carrying amount	496,695	17,352	730	514,777
Loss allowance	(1,466)	(320)	(730)	(2,516)

Net Carrying amount	495,229	17,032	—	512,261

Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				0.14%
Allowance for Financial Instruments as a Percentage of Default				344.66%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				0.05%

	Naranja X
	December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	167,269	1,799	287	169,355
1-30	7,553	443	84	8,080
31-60	—	2,375	50	2,425
61-90	—	1,227	43	1,270
Default	—	—	3,967	3,967

Gross Carrying amount	174,822	5,844	4,431	185,097
Loss allowance	(5,678)	(1,257)	(2,698)	(9,633)

Net Carrying amount	169,144	4,587	1,733	175,464

Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				2.14%
Allowance for Financial Instruments as a Percentage of Default				242.83%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				3.41%

	Retail Portfolio
	December 31, 2020
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	174,399	71,725	—	246,124
1-30	2,080	1,758	2,279	6,117
31-60	—	1,506	73	1,579
61-90	—	847	143	990
Default	—	—	8,388	8,388

Gross Carrying amount	176,479	75,836	10,883	263,198
Loss allowance	(7,478)	(19,061)	(8,896)	(35,435)

Net Carrying amount	169,001	56,775	1,987	227,763

Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				3.19%
Allowance for Financial Instruments as a Percentage of Default				422.44%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				11.69%

	Retail like Portfolio
	December 31, 2020
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	158,188	18,354	1,451	177,993
1-30	1,462	818	329	2,609
31-60	—	317	10	327
61-90	—	68	24	92
Default	—	—	1,792	1,792

Gross Carrying amount	159,650	19,557	3,606	182,813
Loss allowance	(844)	(3,216)	(2,765)	(6,825)

Net Carrying amount	158,806	16,341	841	175,988

Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				0.98%
Allowance for Financial Instruments as a Percentage of Default				380.86%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				3.93%

	Wholesale Portfolio
	December 31, 2020
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
A	398,097	18,953	—	417,050
B1	—	1,513	—	1,513
Default	—	—	1,202	1,202

Gross Carrying amount	398,097	20,466	1,202	419,765
Loss allowance	(2,958)	(941)	(916)	(4,815)

Net Carrying amount	395,139	19,525	286	414,950

Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				0.29%
Allowance for Financial Instruments as a Percentage of Default				400.58%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				1.47%

	Naranja X
	December 31, 2020
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	129,793	1,515	397	131,705
1-30	4,878	341	85	5,304
31-60	—	1,288	72	1,360
61-90	—	563	46	609
Default	—	—	2,981	2,981

Gross Carrying amount	134,671	3,707	3,581	141,959
Loss allowance	(5,596)	(890)	(2,790)	(9,276)

Net Carrying amount	129,075	2,817	791	132,683

Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				2.10%
Allowance for Financial Instruments as a Percentage of Default				311.20%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				3.81%
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
The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	December 31,
	2021	2020	2019
	(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	2,391	3,374	6,092
Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	120	169	305

(1)	Recorded under “Other operating income”.

viii) Loss Experience
The following tables present the changes in the loss allowance between December 31, 2020, and December 31, 2021, and the changes in the loss allowance between December 31, 2019, and December 31, 2020.

	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2020	16,876	24,108	15,367	—	56,351
Inflation effect	(6,117)	(8,596)	(5,900)	—	(20,613)
Movements with P&L Impact	—	—	—	—	—
Transfer from Stage 1 to Stage 2	(657)	657	—	—	—
Transfer from Stage 1 to Stage 3	(331)	—	331	—	—
Transfer from Stage 2 to Stage 1	1,129	(1,129)	—	—	—
Transfer from Stage 2 to Stage 3	—	(1,016)	1,016	—	—
Transfer from Stage 3 to Stage 2	—	521	(521)	—	—
Transfer from Stage 3 to Stage 1	481	—	(481)	—	—
New Financial Assets Originated or Purchased	6,788	2,790	13,002	—	22,580
Changes in PDs/LGDs/EADs	(446)	171	(1,631)	—	(1,906)
Foreign exchange and other movements	(2,511)	(3,244)	5,463	—	(292)
Other movements with no P&L impact
Write-offs and other movements	(1,966)	(1,306)	(5,249)	—	(8,521)

Loss allowance as of December 31, 2021	13,246	12,956	21,397	—	47,599

	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2019	14,231	6,059	33,432	—	53,722
Inflation effect	(4,583)	(3,600)	(9,977)	—	(18,160)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(1,007)	1,007	—	—	—
Transfer from Stage 1 to Stage 3	(404)	—	404	—	—
Transfer from Stage 2 to Stage 1	637	(871)	234	—	—
Transfer from Stage 2 to Stage 3	263	(809)	546	—	—
Transfer from Stage 3 to Stage 1	—	675	(675)	—	—
Transfer from Stage 3 to Stage 2	438	—	(438)	—	—
New Financial Assets Originated or Purchased	8,137	1,948	5,565	—	15,650
Changes in PDs/LGDs/EADs	5,149	20,327	6,974	—	32,450
Foreign exchange and other movements	(127)	1,557	777	—	2,207
Other movements with no P&L impact
Write-offs and other movements	(5,858)	(2,186)	(21,474)	—	(29,518)

Loss allowance as of December 31, 2020	16,876	24,107	15,368	—	56,351

ix) Deposits
The following table sets out the composition of our deposits as of December 31, 2021 and December 31, 2020.

	As of December 31,
	2021	2020
	(in millions of Pesos)
Deposits in pesos
Checking Accounts	239,632	158,530
Savings Accounts	239,205	276,181
Time Deposits	330,576	315,034
Time Deposits UVA	15,441	8,400
Other Deposits (1)	3,032	2,913
Plus: Accrued Interest, Quotation Differences Adjustment	9,723	8,871

Total Deposits in pesos	837,609	769,929

Deposits in foreign currency
Savings Accounts	163,281	202,279
Time Deposits	33,944	46,993
Other Deposits (1)	1,057	1,545
Plus: Accrued Interest, Quotation Differences Adjustment	67	140

Total Deposits in foreign currency	198,349	250,957

Total Deposits	1,035,958	1,020,886

(1)	Includes other deposits originated by Decree No.616/05, reprogrammed deposits under judicial proceedings and other demand deposits.
As of December 31, 2021, our consolidated deposits increased 1% as compared to December 31 2020, mainly as a result of a Ps.81,102 million increase in peso denominated checking accounts, offset by a Ps.38,998 million decrease in saving accounts deposits in denominated in foreign currency. These increases were mainly due to deposits received by Banco Galicia.
For more information, see Item 5. “Operating and Financial Review and Prospects” – A.“Operating Results”- “Funding”.
The following table provides a breakdown of our consolidated deposits by contractual term and currency of denomination as of December 31, 2021.

	December 31, 2021
	Within 3 Months	After 3 Months but Within 3 Months	After 6 Months but Within 12 Months	1 year	After 1 but Within 5 years	Total
	(in millions of Pesos, except percentages)
Deposits in pesos
Savings Accounts	236,917	—	—	236,917	—	236,917
Checking Accounts	242,061	—	—	242,061	—	242,061
Time Deposits	328,408	1,647	489	330,544	32	330,576

Total deposits in pesos	807,386	1,647	489	809,522	32	809,554

Deposits in pesos + UVA adjustment						—
Savings Accounts	2,599	—	—	2,599	—	2,599
Time Deposits	14,882	663	181	15,726	8	15,734

Total deposits in pesos + UVA adjustment	17,481	663	181	18,325	8	18,333

Deposits in foreign currency						—
Savings Accounts	121,533	—	—	121,533	—	121,533
Checking Accounts	43,223	—	—	43,223	—	43,223
Time Deposits	28,160	3,149	2,170	33,479	47	33,526

Total deposits in foreign currency	192,916	3,149	2,170	198,235	47	198,282

Total deposits	1,017,783	5,459	2,840	1,026,082	87	1,026,169

Savings Accounts	361,049	—	—	361,049	—	361,049
Checking Accounts	285,284	—	—	285,284	—	285,284
Time Deposits	371,450	5,459	2,840	379,749	87	379,836

(1)	Only principal. Includes the UVA adjustment.

The chart above shows that the highest concentration of maturities for time deposits was in the period of up to 89 days, representing 9787% of total time deposits. As of December 31, 2021, the average term for the raising of non-adjusted Peso-denominated time deposits was 35 days, for UVA-adjusted deposits the average term was 96 days and for those in foreign currency the term was about 55 days. Foreign currency-denominated deposits, equal to Ps.198,282 million, represented 19.3% of total deposits.
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

The following percentages apply in determining minimum capital requirements:

•	Loans in Pesos to the Non-financial Public Sector: 0%.

•	Property, Plant and Equipment and Miscellaneous Assets: 8%.

•	Family Mortgage Loans: 35% over 8%, if the amount does not exceed 75% of the asset value.

•	Retail Portfolio: 75% over 8%.

The following table sets forth the capital required pursuant to the BCRA regulations in force for each period indicated below.

	December 31,
	2021	2020
	(in millions of Pesos, except percentages)
Minimum capital required (A)
Allocated to Credit Risk	63,920	42,458
Allocated to Market Risk	1,134	1,419
Allocated to Operational Risk	20,190	12,192

Total minimum capital required (A)	85,244	56,069

Computable Capital (B)
Tier I	222,136	129,584
Tier II	29,006	27,477

Total computable capital (B)	251,142	157,061

Excess over Required Capital (B)-(A)	165,898	100,992

Risk assets	1,041,226	685,407
Ratios (%)
Equity / Total assets	15.76	15.76
Excess / Minimum capital required	194.62	180.12
Total Capital Ratio (1)	24.12	22.92
Tier I Capital Ratio	21.33	18.91

(1)	Total computable capital / risk weighted assets credit, market and operational risks.
As of December 31, 2021, the Bank’s computable capital amounted to Ps.251,142 million, Ps.165,898 million which was 195% higher than the Ps.85,244 million minimum capital requirement. As of December 31, 2020, this excess amounted to Ps.100,992 million which was 180% higher than the minimum capital requirement.
As of December 31, 2021, the minimum capital requirement increased by Ps.29,175 million as compared to December 31, 2020, mainly because the value of risk weighted assets are now being adjusted to inflation. Computable capital increased by Ps.94,081 million as of December 31, 2021 as compared to December 31, 2020, primarily as consequence of the increase in the results generated during the fiscal year by Banco Galicia and to an increase in the Banco Galicia’s shareholders’ equity, all of these as a result of the inflation adjustment to both values. Banco Galicia’s total capital ratio was 24.12%, increasing 120 bps as of December 31, 2021 as compared to 22.92% as of December 31, 2020.
Naranja X
Since the companies from Naranja X are not financial institutions, their capital adequacy is not regulated by the BCRA. Tarjetas Regionales and its subsidiaries have to comply with the minimum capital requirement established by the Corporations Law, which was Ps.100,000 for 2021.
Naranja Digital is a financial institution class “C” and for that condition is regulated by the BCRA and has to comply with the minimum capital requirement establish by the BCRA. This regime, based on the Basel Committee methodology, establishes the minimum capital that a financial entity must maintain to cover the different risks inherent to its activity that are incorporated in its assets, mainly: credit risk, operational risk generated by the losses resulting from the lack of adequacy or failures in the internal processes and the market risk, generated by the positions in securities and in foreign currency.
Minimum Capital Requirements of Insurance Companies
The insurance companies controlled by Sudamericana must meet the minimum capital requirements set by General Resolution No.39,957 of the National Insurance Superintendency. This resolution requires insurance companies to maintain a minimum capital level equivalent to the highest of the amounts calculated as follows:

(a)	By line of insurance: this method establishes a fixed amount by line of insurance.

•	For vehicle insurance: Ps.94 million.

•	For motorcycle insurance: Ps.56 million.

•	Joint operation for vehicles and motorcycles insurance: Ps.113 million.

•	Civil liability for public transportation vehicles / Labor insurance / retirement insurance: Ps.94 million.

•
Civil and air navigation liability insurance / warranty and credit default insurances /general damage insurance / personal insurances including life insurance (individual and joint policies, which do not require a technical reserve), burial insurance, personal accident insurance, health insurance: Ps.28 million.

•	Environmental insurance: Ps.19 million.

•	Joint operation of Vehicles and motorcycles insurance, Civil and air navigation liability insurances, Warranty and credit default insurance and damage insurance: Ps.141 million.

•	Burial insurance: Ps.14 million.

•	Life insurance Individual and Collective, which requires a technical reserve: Ps.28 million.

•	Joint operation of Personal and life insurance which prevents or not the constitution of mathematical reserves, burial, personal accidents and health Ps.56 million.
As of October 1, 2021, the defined amounts are adjusted quarterly according to the “Liability Update Rate” capitalized at simple interest on a daily basis.

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

(c)
By claims: to use this method, Sudamericana must calculate the sum of gross claims paid during the 36 months prior to the end of the period under analysis. To that amount, it must add the difference between the balance of unpaid claims as of the end of the period under analysis and the balance of unpaid claims as of the 36 th
month prior to the end of the period under analysis. The resulting figure must be divided by three. Then Sudamericana must calculate 23%. The resulting figure must be adjusted by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

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
As of December 31, 2021, the computable capital of the companies controlled by Sudamericana exceeded the minimum requirement of Ps.1,699 million by Ps.404 million.
Sudamericana also owns Galicia Broker, a company dedicated to brokerage in different lines of insurance that is regulated by the guidelines of the Corporations Law, which provided for a minimum capital requirement of Ps.100,000.
B.5 Government Regulation
i) General
All companies operating in Argentina must be registered with the Argentine Public Registry of Commerce. In addition, any company with publicly issued equity or debt securities is subject to the rules of the CNV. Further, financial entities, such as Banco Galicia, are subject to BCRA regulations. As public issuers of securities in Argentina, Grupo Financiero Galicia and Banco Galicia must comply with the disclosure, reporting, governance and other rules applicable to such companies in the markets in which they are listed and those of regulators in the countries in which they are listed, including the Capital Markets Law (as amended by Law No. 27,440, among others), Law No.20,643, the Decrees No.659/1974 and No.2220/1980 (as amended by Decree No. 572/1996, among others), and CNV’s Rules (General Resolution No. 622/2013, as amended and/or supplemented, the “CNV Rules”).
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
Banco Galicia’s operating subsidiaries are also subject to the following laws: Law No.27,442 (the Competition Defense Law or, in Spanish “
Ley de Defensa de la Competencia
”), Decree No. 274/2019 that repeals the Fair Business Practice Law No. 22,802 and the Consumer Protection Law No. 24,240, as amended (or, in Spanish “Ley de Protección del Consumidor”).
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
Banco Galicia and our insurance subsidiaries are subject to Law No.25,246 which was passed on April 13, 2000 (as amended, among others, by Laws No.26,087, 26,119, 26,683, 26,734, and 27,446 together to which we refer to as the Anti-Money Laundering Law), which provides for an anti-money laundering framework in Argentina, including Laws No.26,268 and 27,304, which amend Law No.25,246 to include activities associated with terrorism and Law No. 27,401, which provides for the criminal liability of corporate entities upon their direct or indirect execution of prohibited activities. Furthermore, the Anti-Money Laundering Law created the Financial Information Unit (
Unidad de Información Financiera
), which established an administrative criminal system, compliance monitoring and the ability to impose sanctions.
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
ii) Foreign Exchange Market
In January 2002, through the Public Emergency Law, Argentina declared a public emergency situation in respect of its social, economic, administrative, financial, and foreign exchange matters and authorized the Argentine Executive Branch to establish a system to determine the foreign exchange rate between the Argentine Peso and foreign currencies and to issue foreign exchange-related rules and regulations.
Within this context, on February 8, 2002, through Decree No. 260/2002, as amended by Decree No. 27/2018, the Argentine Executive Branch established (i) a single and free-floating foreign exchange market (a “MULC”, or “
Mercado Único y Libre de Cambios”
) through which all foreign exchange transactions in a foreign currency must be conducted, and (ii) that foreign exchange transactions in a foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among the contracting parties, subject to the requirements and regulations imposed by the BCRA.
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
In February 2017, the former Ministry of Economy and Public Finance issued Resolution No. 1/2017, which reduced the “Minimum Stay Period” described above to zero days. As of July 1, 2017, with the issuance of Communication “A” 6244, the foreign exchange rules and regulations described above were reversed. In the same sense, the Government issued Decree 27/2018 by which it modified the denomination of the “MULC”, or “Mercado Único y Libre de Cambios” to “MLC” or “Mercado Libre de Cambios” (the “MLC”)
On September 1, 2019, the Government issued Decree No. 609/19 (as later amended by Decree No. 91/19 on December 28, 2019), setting forth certain controls and restrictions on the acquisition, sale, and transfer of foreign currency, applicable to both individual persons and legal entities in Argentina. This decree also enabled the BCRA to establish, through regulations, the necessary measures to avoid “practices and operations aimed at avoiding, through public titles or other instruments” the restrictions set forth by the decree. In furtherance of such decree, since its date of implementation the BCRA has adopted a series of measures that regulate the MLC, which are all included in the Amended and Restated Text on Foreign Exchange (the “FX Regulatory Framework”). Within the Amended and Restated Text on Foreign Exchange the “MC” or “Mercado Libre de Cambios” is now referred to as “Mercado de Cambios” or “MC” (hereinafter, indistinctly the “MC” or the “Mercado de Cambios”).

Inflow of Funds
:
Export of goods, provision of services, and sales of non-financial, non-locally produced assets:
Funds entering into Argentina from (i) the export of Argentine goods, (ii) the provisions of services to a non-resident by a resident and (iii) payments received in foreign currency from the sale to a non-resident of non-financial, non-locally produced assets are required to be entered through the MC, be converted into Pesos, and be deposited into a local bank account, all within specifically prescribed periods.
Payments received from outstanding loans, payment of amounts earned from term deposits or payments received from the sale of any type of asset that is granted, set up or acquired after May 28, 2020:
Furthermore, by means of Communication “A” 7030 (as amended), the BCRA set forth that, in order to grant their clients access to the MC, financial entities must first request from such clients an affidavit stating, among others, that such client will agree to transfer into Argentina and convert into local currency through the MC within five business days, any funds received abroad arising from payments received from outstanding loans, payments of amounts earned from term deposits held outside of Argentina or payments received from the sale of any type of asset (e.g. shares, securities, goods, etc.) outside of Argentina in case such loans, deposits or assets were granted, set up or acquired after May 28, 2020.
Offshore financial indebtedness
: Regarding offshore financial debts, the Argentine borrower receiving the foreign funds must convert such funds into Argentine Pesos in order to be able to access the MC in the future for the payment of principal and interest when due.
Outflow of Funds:
General Requirements
: By means of Communication “A” 7030 (as amended from time to time, and currently included within Section 3.16 of the Amended and Restated Text on Foreign Exchange) effective as of May 28, 2020, the BCRA introduced additional controls, limitations, and restrictions on foreign exchange operations. In this sense, in addition to the specific requirements that a foreign exchange transaction must meet in order for the payer to access the MC, this law set forth broad new requirements of general application to most foreign exchange transactions, with some minor exceptions. In particular, in order to grant their clients access to the MC, Argentine financial entities must first request from their clients an affidavit stating that: (i) all of its foreign currency holdings in Argentina are deposited in local financial entities; (ii) at the beginning of the day on which the affidavit is provided, the client does not have more than US$100,000 as “available foreign liquid assets” unless it is allowed to have more based on certain exceptions; (iii) it agrees that it will transfer into Argentina and convert into local currency in the MC within 5 business days, any funds received abroad arising from payments received on outstanding loans, amounts earned on term deposits, or amounts received from sales of any type of assets; in each case, if such loans, deposits or assets were granted, constituted or acquired after May 28, 2020; (iv) it has not sold securities with settlement in foreign currency or transferred them to international depository agencies abroad or swapped them with other foreign securities or purchased foreign securities using Argentine pesos, during the prior 90 calendar days, and will not engage in such activities on the date of the affidavit and within the same period or within 90 days following the date thereof (the “Affidavit on Securities Transactions”), and (v) as of the issuance of Communication “A” 7327 and for legal entities requesting access to the MC, inform (a) the list of the persons or legal entities that exercise a “direct control” relationship over such legal entity, pursuant to the criterion set forth in section 1.2.2.1. of BCRA’s regulations regarding “Large Exposures to Credit Risk”, (b) that on the day access is requested to the MC and during the prior 90 days, the legal entity has not transferred within the country any funds in local currency nor other local liquid assets to a person or legal entity that exercises “direct control” over it, excluding usual transactions directly associated with the acquisition of goods and/or services; this requirement shall also be deemed fulfilled if the legal entity requesting access to the MC submits the Affidavit on Securities Transactions signed by its direct controlling entities.
Additionally, through Communication “A” 7200, the BCRA created the “Registry on foreign exchange information of exporters and importers of goods”, in which certain import and export companies that are specifically included in the list published under Communication “C” 89476 must be registered as a condition to access the MC for the outflow of funds (as of May 1, 2021 onwards).

Import of Goods
. The FX Regulatory Framework establishes the possibility for Argentine residents to access the MC in order to pay amounts that they owe for the import of goods upon compliance with certain requirements. Two different scenarios are contemplated. First, in most cases and where the cases are specifically covered in the FX Regulatory Framework, financial entities may grant their clients access to the MC in order to pay for the import of goods if such goods have already been registered with the customs office and so long as certain requirements set forth in the FX Regulatory Framework are met (cases that are not specifically covered in the FX Regulatory Framework require the BCRA’s prior approval and registration with the customs office is not sufficient). In addition, various quantitative and other limitations for the payment of various imports of goods and repayment of the principal of debt incurred in order to pay for certain imports of goods were set under Communication “A” 7030, as amended from time to time, and last modified on March 3, 2022 by Communication “A” 7466 (these limitations are set to expire on December 31, 2022, unless such deadline is extended, although please note that this term has been extended several times so far). Second, in respect of payments for imports of goods whose customs registration is pending as well as for payments in advance of receipt of the imported good, payments upon demand against review of the shipping documents and for the cancellation of commercial guarantees for imports of goods granted by local financial entities, access to the MC can still be achieved for limited cases (i.e. capital goods, and supplies that will be used for the production of goods in the country) with amount restrictions in the case of advance payments, and provided certain requirements are met. In addition, entities gaining access to the MC in this manner must file supporting documentation proving they meet the requirements at the time that they make the payment to the foreign supplier of the import. Further, if a payment is made in advance of actual receipt of the imported goods, the payor must file certain custom documents showing the actual import of the good within 90 days of the advance payments being made. Entities may also grant their clients access to the MC for the payment of interest payments on outstanding debts so long as the transaction is declared in the “Foreign assets and liability informative regime”.
Finally, in addition to the already existing requirement to pay when importing goods, through Communication “A” 7466 the BCRA established certain limitations to the amounts clients are entitled to pay for the import of certain goods which shall be in line with their payments performed in 2020 and 2021 and in accordance with the parameters established by the BCRA. The payments in excess of said parameters must be deferred 180 days as of the custom clearance of the goods.
Moreover, certain special regimes are applicable to special products, or financings of purchase facilities are established (i.e., leasing agreements, companies responsible for the purchase of medicine for patients, local governments for infrastructure works, supplies and goods for certain industries, etc.).
Offshore Services
. Financial entities may grant their clients access to the MC for the payment of services provided that such provision of services was previously reported, if applicable, in the last presentation of the “Foreign assets and liability informative regime” and, pursuant to Communication “A” 7433 (effective as of January, 7, 2022), that the client evidences that their declaration before the “Integral Monitoring System for Payments to Non-resident Service Providers” (SIMPES), has been approved (except for freight services, passenger transport, travel-related and some credit card payments, government, and health services where such declaration is not necessary); the SIMPES is a new system implemented by the Federal Tax Authority (“AFIP”, for its acronym in Spanish) to monitor payments to non-resident services providers where AFIP cross-checks the information provided in a declaration, compliance with tax return filings and the financial economic capacity of the declarer through the CEF regime (which stands for “Sistema de Capacidad Económica Financiera” ¨Economic Financial Capacity System) regulated in AFIP’s General Resolution No. 4,294 and then approves (or not) the declaration.
With certain exceptions, the BCRA’s prior authorization is required to make payments prior to their scheduled due date, or to make payments to offshore related companies. Financial entities may also grant access to the MC for the making of interest payments on offshore debt as long as the transaction was reported in the “Foreign assets and liability informative regime”. Again, the BCRA’s prior authorization is required for early interest payments as described above.
Dividends and Earnings
. No authorization from the BCRA is required to carry out foreign exchange transactions to pay dividends and earnings to “non-residents”, provided that the following requirements are met: (i) the dividends and earnings arise from closed and audited financial statements, (ii) the payment is made in accordance with the relevant corporate documents, (iii) the total amount of transfers for this reason made as of January 17, 2020 and onward, does not exceed 30% of the value of new contributions of foreign direct investment in resident companies, entered and settled through the MC as of the mentioned date, (iv) access to the MC for the payment of dividends cannot occur sooner than 30 calendar days following the settlement of the last contribution (v) the payor submits sufficient documentation that evidences the final capitalization of the contributions, and (vi) the payment obligation is reported to the BCRA through the “
Foreign assets and liability informative regime
”.
Offshore Financial Indebtedness
. Regarding offshore financial indebtedness, financial entities may only grant access to the MC when: (i) the funds disbursed as of September 1, 2019 entered Argentina through the MC, were converted into Argentine Pesos, and deposited into a local bank account(s); (ii) the transaction has been reported, if applicable, before the BCRA pursuant to the “
Foreign assets and liability informative regime
”; and (iii) the payment is not made to an affiliated offshore company. Access to the MC by Argentine residents for the prepayment of debt (principal and interest) more than 3 business days to its maturity date for principal or payment date for interest requires the prior authorization of the BCRA. However, this prior approval will not be required in certain specific cases. In particular, in certain circumstances, an amount of the outstanding principal of indebtedness issued by non-Argentine entities may be prepaid in advance.
Regarding intercompany financings where disbursements took place before October 2, 2020, it is necessary to obtain the BCRA’s prior approval for the repayment of capital (not interests) to the foreign related party; this restriction is in place until December 31, 2022 (unless such deadline is extended).
By means of Communication “A” 7106 dated September 15, 2020 (as amended), the BCRA has established that Argentine residents that have to make debt payments on debt issued by non-Argentine companies (including foreign financial indebtedness granted by non-financial non-related third parties, foreign financial indebtedness that required for the operation of the company, or the issuance of bonds in a foreign country with the public registration of such bonds in Argentina) with payments scheduled to fall between October 15, 2020 and March 31, 2021, must file a refinancing plan with the BCRA whereby (i) only 40% of the principal shall be paid during such timeframe; and (ii) the remaining principal shall be refinanced with new indebtedness with a minimum average duration of two years. This plan must be submitted to the BCRA within certain periods. In line with this requirement, Argentine residents may access the MC to prepay the noted percentage of principal, subject to meeting certain criteria. The requirement to submit a refinancing plan to access the MC does not apply to international organizations or related agencies or with official credit agencies or in respect of debt secured by such organizations or agencies and when the amount to pay for the principal of these type of indebtedness does not exceed the equivalent to US$2 million of capital payments per calendar month.
Furthermore, by means of Communication “A” 7230, dated February 25, 2020, the BCRA extended the obligation to submit the above described refinancing plan for payments with maturity dates between April 1, 2021, December 31, 2021; likewise, by means of Communication “A” 7466 the obligation to refinance was extended to payments with maturity dates falling until December 31, 2022. Such refinancing plan will not be necessary when the payment does not exceed the equivalent of US$2 million per calendar month, and neither when the maturities represent: (i) indebtedness incurred as of January 1, 2020 and the funds received from such incurrence have been transferred and sold in the MC; (ii) indebtedness incurred as of January 1, 2020 in order to refinance principal amounts falling due after that date; and or (iii) the remaining portion of maturities already refinanced pursuant to the parameters of Communication “A” 7106.
Collateral trusts.
Collateral trusts established by Argentine resident entities with the purpose of guaranteeing principal and interest payments for their obligations have access to the MC in order to make such payments, as long as it is verified that the debtor would have also had access to make such payments on its own behalf because of its compliance with the applicable regulations, and that the payment abroad by the collateral trust is the only available option set forth in the transaction documents. Collateral trusts are able to access to the MC to either transfer or purchase of foreign currency to comply with guarantee deposits of this type of indebtedness, as long as some requirements are met. However, this possibility is provided up to the equivalent payable amount in the relevant contract or the “
value to be paid at the next maturity date of services
”.
Investment Instruments
. The BCRA‘s prior authorization is required to access the MC for the making of foreign investments, including the purchase of foreign currency for portfolio investments (“atesoramiento”) and the purchase of securities, (i) by legal entities, and non-Argentine residents (with certain exceptions -such as multilateral agencies, embassies, etc.-), for any amount; (ii) by individual residents, when the monthly sum of US$200 is exceeded, subject to compliance with certain requirements and affidavit filings; and (iii) for non- resident individual persons (for example, tourists), when the monthly sum of US$100 is exceeded, subject to compliance with certain requirements.

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
Prior BCRA approval will be required for those cases where these requirements are not fulfilled. However, it will not be required (either for the payment of offshore financial indebtedness with a foreign counterparty -even with a related party- or for the repatriation of direct investment) when the funds received as of October 2, 2020, were transferred and converted into Argentine pesos through the MC, and the repatriation takes place at least two years after such condition.
Furthermore, on April 7, 2021, Decree No. 234/2021 created an “
Investment Promotion Regime for Exports
”. This regime provides companies with the option of submitting an “
Export Investment Project
” for approval. The project must be for a direct investment in Argentina in a foreign currency, in an amount equal to at least US$100 million and it must be in order to increase the production for the exportation of certain goods. If approved, the company that submitted the “Export Investment Project” for approval is entitled to receive up to 20% of the foreign exchange received from the export of goods that were part of the direct investment project, subject to an annual cap of -25% of the gross amount initially cleared through the FX Market in order to finance the project. In addition, such amounts may be applied once a calendar-year has elapsed since the direct investment was made. Once the company receives the above described amount of foreign current from the export of the noted goods, the company may use such funds - (i) for the payment of principal and interest on commercial liabilities or financial transactions abroad; (ii) for the payment of profits and dividends that correspond to closed and audited balance sheets; and/or (iii) for the repatriation of direct investments by non-residents. In the event that export proceeds are not applied immediately, such funds must be deposited in local financial entities until its application. The BCRA adopted these measures through Communication “A” 7259, dated April 9, 2021.
iii) BCRA Reporting Regime
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

iv) Foreign Exchange Criminal Regime
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
i) General
Since 1977, banking activities in Argentina have been regulated by the Argentine Financial Institutions Law No. 21,526 (the “FIL”), which places the supervision and control of the Argentine banking system in the hands of the autonomous BCRA, the principal monetary and financial authority in Argentina that operates independently from the Argentine government. The BCRA enforces the FIL and grants authorization to banks to operate in Argentina. The FIL confers numerous powers to the BCRA, including the ability to grant and revoke bank licenses, authorize the establishment of branches of Argentine banks outside of Argentina, approve bank mergers, capital increases and certain transfers of stock, set minimum capital, liquidity and solvency requirements and lending limits, grant certain credit facilities to financial entities in cases of temporary liquidity problems and to promulgate other regulations and to enforce the FIL. The BCRA has vested the Superintendency with most of the BCRA’s supervisory powers. Such entity is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial entities and establishing rules for participation of financial entities in the MLC and the issuance of bonds and other securities, among other functions. In this section, unless otherwise stated, references to the BCRA should be understood to be references to the BCRA acting through the Superintendency. FIL grants the BCRA broad access to the accounting systems, books, correspondence, and other documents belonging to banking institutions. The BCRA regulates the supply of credit and monitors the liquidity, and generally supervises the operation, of the Argentine banking system.
Current regulations equally regulate Argentine and foreign-owned banks.
ii) Supervision
As the regulator of the Argentine financial system, the BCRA requires financial entities to submit information on a daily, monthly, quarterly, semiannual, and annual basis. These reports, which include balance sheets and income statements, information relating to reserve funds, use of deposits, portfolio quality (including details on debtors and any established loan loss provisions) and other pertinent information, allow the BCRA to monitor financial entities financial condition and business practices.
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
Financial institutions operating in Argentina have been subject to the supervision of the BCRA on a consolidated basis since 1994. Information regarding “
Limitations on Types of Business
”, “
Capital Adequacy Requirements
”, “
Lending Limits
”, and “
Loan Classification System and Loan Loss Provisions
” related to a bank’s loan portfolio is calculated on a consolidated basis. However, regulations relating to a bank’s deposits are not based on consolidated information, but on such bank’s deposits in Argentina (for example, liquidity requirements and contributions to the deposit insurance system).
Examination by the BCRA
The BCRA began to rate financial institutions based on the “CAMEL” quality rating system in 1994. Each letter of the CAMEL system corresponds to an area of the operations of each bank being rated, with: “C” standing for capital, “A” for assets, “M” for management, “E” for earnings, and “L” for liquidity. Each factor is evaluated and rated on a scale from one to five, with one being the highest rating an entity can receive. The BCRA modified the supervision system in September of 2000. The objectives and basic methodology of the new system, referred to as “CAMELBIG,” do not differ substantially from the CAMEL system. The components were redefined in order to evaluate business risks separately from management risks. The components used to rate the business risks are capital, assets, market, earnings, liquidity, and business. The components to rate management risks are internal control and the quality of management. By combining the individual factors under evaluation, a combined index can be populated that represents the final rating for the financial institution.
In the case of Banco Galicia, the last audit was in March 2017 and, currently, there is an ongoing examination as of the date of this report.
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
The minimum basic capital requirement for a commercial bank located in the City of Buenos Aires, such as Banco Galicia, is a capital reserve of at least Ps.26 million. The minimum capital requirements related to credit risk, which are calculated according to a formula established by the BCRA, are designed to establish the minimum capital necessary to offset the risk that the counterparty does not comply with its obligation in a transaction related to the assets that are being reviewed. The minimum capital requirements related to market risks are designed to offset the eventual losses generated by a change of market rates or of credit quality, which would affect the assets and liabilities of the bank. Such market risk includes (among other risks) liquidity risk and interest rate risk. Operational risk includes the possibility of incurring a failure or deficiency in losses as a result of external events or as a result of a failure or deficiency in internal processes, human error, or internal systems.
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

Despite the above-mentioned existing limitations, in the context of the ongoing COVID-19 pandemic, the BCRA issued on March 19, 2020, Communication “A” 6939, which suspended the ability of Argentine financial institutions to distribute dividends until June 30, 2020, in order to maintain the lending capacity of the financial institutions. This suspension was later extended by Communication “A” 7035 until December 31, 2020, by Communication “A” 7181 until June 30, 2021, and by Communication “A” 7427 until 12.31.21. Pursuant to Communication “A” 7421 from January 1, 2022, until December 31, 2022, financial entities may distribute profits for up to 20% of the amount that would have corresponded by application of the “Distribution of Profits” rules. In addition, prior authorization must be requested to the BCRA to distribute their earnings –in accordance with the provisions of Section 6 of the “Distribution of Profits” rules– and the profits should be distributed in 12 equal, monthly, and consecutive installments. Regarding the payment of dividends abroad please see the comments on the foreign exchange regulations herein.
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
The averages will be obtained by dividing the sum of the daily balances by the total amount of days of each month. For days in which no movement is recorded, the balance corresponding to the immediately preceding day. Compliance with minimum cash requirements must be made in the same debt currency and/or instrument that corresponds to the requirement (with certain exceptions), and might be completed through, among others, (i) checking accounts, denominated in Pesos, opened by financial entities in the BCRA; (ii) “Minimum Cash Accounts”, denominated in Dollars or other foreign currencies, opened by financial entities in the BCRA; (iii) special guarantee accounts in favor of clearing houses and for coverage of credit cards, vouchers and ATM operations and for transfer settlement of immediate funds; (iv) non-bank financial entities checking accounts opened in commercial banks for the requirement of minimum cash integration; (v) special accounts opened in the BCRA linked for the provision of social security benefits administered by National Social Security Administration (“
Administración Nacional de la Seguridad Social
” or ANSES) and (vi) “sub-accounts 60” which are accounts that contain a minimum amount of cash received from investments in public securities and debt instruments issued by the BCRA, at market value.
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
As of December 31, 2021, Banco Galicia was in compliance with its legal reserve requirements and continued to be in compliance as of the date of this annual report.
vi) Limitations on Types of Business
In accordance with the provisions of the FIL, commercial banks are authorized to carry out all activities and operations which are not strictly prohibited by law or by the BCRA regulations. Permitted activities include the capacity to grant and receive loans; receive deposits from the general public in local and foreign currency; secure its customers’ debts; acquire, place and trade with shares and debt securities in the Argentine over-the-counter market (subject to prior approval of the CNV, if applicable); carry out operations in foreign currencies; act as trustee in financial trusts; and issue credit cards.
In order to calculate the legal reserves requirements for liquidity purposes described above, it is not necessary to deduct the capital stock allocated to foreign branches from a bank’s shareholders’ equity.
Pursuant to the BCRA’s regulations, financial institutions are not allowed to hold more than a 12.5% interest (or more than a specific percentage of the financial institution’s adjusted shareholders’ equity) in the outstanding capital of a company which does not provide services complementary to those offered by financial institutions, as established in the “
Complementary services of financial activities
” rules. The BCRA determines which services are complementary to those provided by financial institutions. To date has been determined that such services mainly include those offered in connection with stock brokerage, the issuance of credit, debit or similar cards, financial intermediation in leasing and factoring transactions.
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

•	Controlling company rated 1: General assistance 100%

•	Controlling company rated 2: General assistance 10% / Additional assistance 90%

✓	Domestic companies with complementary services related to the issuance of credit cards, debit cards or other cards:

•	Controlling company rated 1: General assistance 100% / Additional assistance 50%

•	Controlling company rated 2: General assistance 20% / Additional assistance 105%

•	Controlling company rated 3: General assistance 10% / Additional assistance 40%

✓	Domestic companies with complementary services, not subject to consolidation with the lender or the borrower: 10%

•	Foreign financial entities:

✓	Investment grade 10%

✓	No Investment grade: Unsecured 5%; with and without warrants10%

•	Other counterparties related by control

✓	Unsecured 5%; with and without warrants10%

b)	Individual maximum limits for customers over which there is a personal relationship

•	Lender is ranked from 1 to 3: 5% of its TIER 1
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
For the purposes of the BCRA’s regulations, consumer loans are defined as mortgage loans, pledge loans, credit card loans and other types of loans in installments granted to individuals. All other loans are considered commercial loans. In addition, in accordance with an option set forth in these regulations, Banco Galicia prospectively applies the consumer portfolio classification criteria to commercial loans of up to Ps.114 million. This classification is based on the level of fulfillment and the situation thereof.
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
The review must be carried out on each borrower with debt pending payment equal to the lesser of the following amounts: Ps.114 million or 1% of the bank’s computable capital (the “RPC”). The frequency of the review of each borrower depends on the bank’s exposure to that borrower. The BCRA requires that the larger the exposure is, the more frequent the review should be. This review must be conducted every calendar quarter when credit exposure to that borrower is equal to or in excess of 5% of the bank’s RPC, or every six months when exposure equals or exceeds the lesser of the following amounts: Ps.114 million or 1% of the bank’s RPC. In all cases, at least 50% of Banco Galicia’s commercial portfolio must be reviewed once every six months; and all other borrowers in Banco Galicia’s commercial portfolio must be reviewed during the fiscal year, so that the entire commercial portfolio is reviewed every fiscal year.
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
The deposit insurance system covers all Peso and foreign currency deposits held in demand deposit accounts, savings accounts, and time deposits for an amount up to Ps.1,500,000 per person, account, and deposit. Certain deposits are not covered by the guarantee of the deposit insurance system, such as deposits received at rates higher than the reference rate in accordance with the limits established by the BCRA, deposits acquired by endorsement, and those made by persons related to the financial institution (as defined by BCRA regulations).
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
(
Unidad de Valor Adquisitivo
or “UVAs”). The value of such units will be updated using the Reference Stabilization Coefficient. The initial value of the UVA was Ps.14.05, and as of March 6, 2022, it was Ps.110.85.
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

•
an amount that is the equivalent of: (i) 60% of the sum of the “
Créditos a tasa cero
” (i.e. zero rates loan) , “
Créditos a tasa subsidiada para empresas
” (i.e. subsidized rate loans for companies) and “
Créditos a tasa cero cultura
” (i.e. zero rate culture loans) agreed under Decree No. 332/2020 (as amended from time to time) and disbursed until November 5, 2020; (ii) 24% of the “
Créditos a tasa subsidiada para empresas
” disbursed as from November 6, 2020 at an annual nominal rate of 27%; and (iii) 7% of the “
Créditos a tasa subsidiada para empresas
” disbursed as from November 6, 2020 at an annual nominal rate of 33%. (Communication “A” 6993, as amended from time to time);

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

xvi) Financial Institutions with Economic Difficulties
The FIL establishes that financial institutions, including commercial banks such as Banco Galicia, which do not meet certain minimum cash reserve requirements, have not complied with certain required technical standards, including minimum capital requirements, or whose solvency or liquidity is deemed to be impaired by the BCRA, must submit a restructuring plan to the BCRA. Such restructuring plan must be presented to the BCRA on the date specified by the BCRA, which should not be later than 30 calendar days from the date on which the request is made by the BCRA. In order to facilitate the implementation of a restructuring plan, the BCRA is authorized to provide a temporary exemption from compliance with technical regulations and/or the payment of charges and fines that arise from such non-compliance.
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
Pursuant to the FIL, the BCRA no longer acts as liquidator of financial institutions. However, when a restructuring plan has failed or is not considered viable, local, and regulatory violations exist, or substantial changes have occurred in the financial institution’s condition since the original authorization was granted, the BCRA may decide to revoke the license of the financial institution to operate as such. In this case, the law allows judicial or extrajudicial liquidation as in the case of voluntary liquidation described in the preceding paragraph.
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
B.7 Credit Cards Regulation
The Credit Cards Law establishes the general framework for credit card activities. Among other regulations, this law:

•
sets a 1.80% cap on the rate a credit card company can charge merchants for processing customer card holders’ transactions with such merchants, calculated as a percentage of the customers’ purchases. With respect to debit cards, the cap is set at 1.0% and the amounts relating to the customers’ purchases should be processed in a maximum of three business days;

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

C. Organizational Structure
The following table illustrates our organizational structure as of December 31, 2021. Percentages indicate the ownership interests held by each entity.

EBA Holding S.A.
19.07%
Grupo Financiero Galicia S.A.
100%
Banco de Galicia y Buenos Aires S.A.U.
87.50%
Galicia Warrants S.A.
12.50%
5%
Ondara S.A.*
95%
87.50%
Sudamericana Holding S.A.
12.50%
0.04%
Tarjeta Naranja S.A.
99.96%
100%
Galicia Seguros S.A.U.
5%
Cobranzas Regionales S.A.
95%
100%
Galicia Retiro Compañía de Seguros S.A.
Naranja Digital Compañía Financiera S.A.U.
100%
99.99%
Galicia Broker Asesores de Seguros S.A.
100%
Galicia Securities S.A.U.
0.01%
Tarjetas Regionales S.A.
99.99%
100%
Galicia Asset Management S.A.U.
100%
IGAM L.L.C.
100%
INVIU S.A.U.
100%
INVIU Uruguay Agente de Valores S.A.

*	On March 21, 2022, Ondara S.A. sold its stake (0.04%) in Tarjeta Naranja S.A. to Tarjeta Regionales S.A.

D. Property, Plants and Equipment
The following are our main property assets, as of December 31, 2021:

Property	Address	Square meters (approx)	Main uses
Grupo Financiero Galicia
Rented	Tte. Gral. Juan D. Perón 430, 25th floor, Buenos Aires, Argentina	568	Administrative activities
Banco Galicia
Owned	Tte. Gral. Juan D. Perón 407, Buenos Aires, Argentina	18,815	Administrative activities
	Tte. Gral. Juan D. Perón 430, Buenos Aires, Argentina	41,547	Administrative activities
	Corrientes 6287, Buenos Aires, Argentina	34,000	Administrative activities
Naranja X
Owned	Sucre 152, 154 and 541, Córdoba, Argentina	6,300	Administrative activities
	La Tablada 451, Humberto Primo 450 y 454, Córdoba, Argentina	14,080	Administrative activities
	Jujuy 542, Córdoba, Argentina	853	Administrative activities
	Ruta Nacional 36, km. 8, Córdoba, Argentina	7,715	Storage
	Río Grande, Tierra del Fuego, Argentina	309	Administrative and commercial activities
	San Jerónimo 2348 and 2350, Santa Fe, Argentina	1,475	Administrative and commercial activities
Rented	Sucre 145/151, La Rioja 359, 364 and 375, Córdoba, Argentina	3,564	Administrative activities
	Av. Corrientes 3135, CABA, Argentina	1,271	Administrative activities
	Tte. Gral. Juan D. Perón 430, 19th floor, Buenos Aires, Argentina	173	Administrative activities
Galicia Asset Management
Rented	Tte. Gral. Juan D. Perón 430, 22nd floor, Buenos Aires, Argentina	220	Administrative activities
Galicia Warrants
Owned	Tte. Gral. Juan D. Perón 456, 6th floor, Buenos Aires, Argentina	118	Administrative activities
	Alsina 3396/3510, San Miguel de Tucumán, Tucumán, Argentina	12,800	Storage (Investment Property)
Galicia Seguros
Owned	Maipú 241, Buenos Aires, Argentina	215,628	Administrative activities
Rented	Corrientes 6287, Torre Leiva, 5th floor, Buenos Aires, Argentina	1,084	Administrative activities
	Corrientes 6287, Torre Leiva, 6th floor, Buenos Aires, Argentina	1,053	Administrative activities
Inviu
Rented	Corrientes 6287, Torre Leiva, 7th floor, Buenos Aires, Argentina	926	Administrative activities
Galicia Securities
Rented	Tte. Gral. Juan D. Perón 430, 22nd floor, Buenos Aires, Argentina	28	Administrative activities
As of December 31, 2021, our distribution network consisted of:

•	Banco Galicia: 312 branches, located throughout Argentina’s 23 provinces, 150 of which were owned and 162 of which were leased by Banco Galicia.

•	Naranja X: 175 branches, located in all the country, 174 of which were leased by Naranja X.

Item 4A.	Unresolved Staff Comments
None.

Item 5.	Operating and Financial Review and Prospects
A. Operating Results
The following discussion and analysis are intended to help you understand and assess the significant changes and trends in our historical results of operations and the factors affecting our resources. You should read this section in conjunction with our audited consolidated financial statements and their related notes included elsewhere in this annual report.
A.1 Overview
In recent years, we have strengthened our position as a leading domestic private-sector financial institution, increasing our market share of loans and deposits and strengthening Banco Galicia’s regulatory capital reserves through the issuance of subordinated bonds and follow-on equity offerings and internal profit origination.
Despite the deterioration of the Argentine economy, reduction in Argentine GDP, high levels of inflation and the devaluation of the Peso, in 2021 we were able to maintain our asset quality and adequately cover credit risks and maintain liquidity and profitability metrics at reasonable levels.
In connection with the pandemic, during 2021 economic activities were gradually reopened, due to the softening of COVID-19’ effects as result of the progress of vaccination programs. Currently most of the regulations implemented in 2020 by the Government and other regulatory entities, as the Argentine Central Bank, to provide assistance to the economic sectors whose operations were adversely affected by the pandemic, were eased or removed.
Even though up to the date of this report Grupo Financiero Galicia and its subsidiaries have suffered no significant impact on their results and the global pandemic seems to be normalizing, there’s still uncertainty about the emergence of new strains of COVID-19, its impact on economic activity, and thus, on our ability to achieve our financial projections and how it may affect our business operations in the future.
In addition, uncertainty and volatility will increase as a series of challenges arise from the path towards the normalization of economic activity after 2 years of the pandemic, the growth of inflation levels in many developed countries and the changes in monetary policies that will be put in place in order to control price increases, its impact on international prices, interest rates and level of activity.
Even more, the recent outbreak of the war between Russia and Ukraine adds uncertainty, since we don’t know its extension, and the effects on global trade and commodity prices, which could also have an impact on the Argentine economy and in Grupo Financiero Galicia’s business.
In Argentina, to the current conditions -e.g. high inflation, fiscal deficit and its financing, low level of economic growth, poverty-, we have to add political difficulties that arose after the mid-term elections, both in the ruling coalition and in opposition parties, which makes it even more difficult to achieve the necessary consensus to resolve urgent problems, such as demanded certain goals to be met by Argentina requested by the IFM, including a fiscal primary deficit reduction, limitations to monetary financing, tariffs adjustments and the accumulation of international foreign reserves.
Considering all the above, fiscal year 2022 is expected to be a challenging year, but we are confident that we will be able to sustain adequate levels of liquidity, solvency and profitability, with a healthy asset quality.
A.2 The Argentine Economy
In 2021, the consequences of the pandemic caused by COVID-19 continued to have a significant impact on the world’s economic-financial dynamics. The emergence of new variants and the different contagion waves increased uncertainty, including the Omicron variant first reported by end of November. On the other hand, the different vaccination programs accelerated, and the main central banks and governments maintained expansionary policies providing stability that helped mitigate the consequences of the pandemic. Still, the heterogeneity in the recovery of both markets and economic activity has become increasingly noticeable between regions and countries. By the end of 2021, investors had significantly reduced their risk aversion and the global stock market indices reflected increases.
In 2021, stock indices reflected a substantial rise. In the United States, the S&P index reached new all-time peaks after increasing 26.9% within the year. In the Eurozone, the Stoxx 600 rose 13.9% in 2021. Likewise, China’s Shanghai Composite registered an increase of 7.6% in such year. Among other relevant variables, the VIX volatility index reached a maximum of 37.2 points and closed at 17.22 points, a level slightly above the average of approximately 15 points. Also, the DXY dollar index increased 6.4%, reaching 95.6 points, while the 10-year US Treasury bond yield rose 59 bps, ending the year at 1.51%. Emerging equity markets had a generally poor year, with a drop of 4.6% in the MSCI index and 13.1% in the Latin American stock index. In the context of the economic reopening, commodities had a favorable run. The Commodity Research Bureau index rose 38.5%, mainly driven by the 58.4% increase in the price of oil. Additionally, among agricultural commodities, the increases in corn and wheat by 22.6% and 20.3%, respectively, stood out, representing a challenge in an otherwise already inflationary context.
During 2021, there was widespread acceleration of the inflation rate due to imbalanced reactions between the global demand and supply in the face of the economic reopening. In general terms, most economies experienced inflationary consequences because of expansionary fiscal and monetary policies, where the increase in the price of commodities played an important role.
Inflation continued accelerating during the first quarter of 2022, after inflationary pressures worsened because of the Russian invasion of Ukraine, which prompted the prices of energy and food prices to rise. In fact, the United States reached a year-on-year inflation of 8.5% for the month of March 2022, the highest figure since 1981. Likewise, the Eurozone reached an inflation rate of 7.5% for the same month, setting a new historical record. Elevated inflation rates are expected to persist for longer than initially anticipated during the rest of this year, given the persistence of these drivers. Assuming current expectations remain correct, price indices should gradually drop if supply-demand imbalances or the geopolitical conflict reside during 2022.
In its March meeting, the United States Federal Reserve (FED) increased its monetary policy reference rate by 25 bps to the range of 0.25%-0.5%, the first hike since 2018. Market estimates expect up to eight additional increases this year. Moreover, according to the Federal Reserve’s minutes, Board members foresee a reduction of the balance sheet at a monthly pace of US$95 billion (in 2021 the balance sheet had increased by 18.9%, amounting to almost US$8.7 trillion or 38.2% of GDP) as of the next meeting, which will take place by early May. In the meantime, the European Central Bank (ECB) maintained its interest rate range at -0.5%-0%, after having increased its balance sheet by 22.1% to EUR8.5 trillion in 2021 (around 69.9% of GDP).
In the first quarter of 2022, stock indices fell substantially, in the United States led by the Nasdaq 100 with a 9.1% fall, in line with a 5.7% decline in the MSCI World index, with a more significant impact in emerging markets, and in contrast with a 26.1% increase in the MSCI Latam index.
At the local level, the characteristic volatility of economic growth (particularly accentuated in the last decade), the COVID-19 pandemic and social distancing measures, aggravated the local situation. After ending 2020 with its third consecutive annual decline (-9.9%), the Argentine economy regained dynamism in 2021 and showed a significant recovery in 2021: the year 2021 closed with an expansion of 10.3%. By January 2022, the economic activity stood 4.6% above pre-pandemic levels. However, the economy continues to display considerable macroeconomic imbalances.
A rebounding of the labor market accompanied the improvement in economic activity as the latest data available (fourth quarter of 2021) shows that the unemployment rate decreased to 7.0% of the Economically Active Population. This figure is compared with an unemployment rate of 11.0% in the same quarter of 2020 and with an unemployment rate of 8.9% for the same quarter of 2019. Furthermore, the activity and employment rates reached 46.9% and 43.6%, respectively, in both cases above the 45.0% and 40.1% rates of the same period of the previous year. Urban poverty remains high, with 37.3% of the population below the poverty line in the second half of 2021, while indigence reached 8.2% of Argentines in 2021. These rates are slightly lower than those of the same period in 2020, where poverty and indigence constituted 42.0% and 10.5% of the Argentine population, respectively.

At the monetary level, the main aggregates that had accelerated their rate of expansion during 2020 moderated their growth in the first half of 2021, and then resumed their growing rates of expansion towards the end of the year and the start of 2022. The Monetary Base closed the year with a balance of Ps.3,654,036 million, which is equivalent to a year-on-year increase of 47.9%, mainly due to the financing provided by the Central Bank to the National Government. In 2021, the Central Bank issued Ps.912,599 million in overdrafts to the National Treasury and Ps.787,712 million for the Transfer of Profits, which represented the equivalent of 3.6% of the GDP. Added to this issuance was the Ps.1,346,054 million in interest corresponding to the Argentine Central Bank’s interest-bearing liabilities. These expansionary factors were combined with the expansion of Argentine pesos resulting from the sale of foreign currency to the private sector (Ps.451,755 million) and to the public sector (Ps.88,201 million). The issuance resulting from financing the fiscal deficit and from the quasi-fiscal deficit was partially offset through the placement of Repo Transactions and LELIQ (Ps.1,754,180 million and Ps.138,168, respectively). In addition, operations in the stock market by the Argentine Central Bank to curb the price of financial exchange rates resulted in an absorption of Ps.488,954 million in the year.
Likewise, private M2 (comprised of currency held by the public, savings accounts and private sector checking accounts) showed strong dynamism, registering an expansion of 56.9% in December compared to 2020. At the beginning of 2022, the year-on-year rate of change of private M2 grew to 62%.
Regarding domestic interest rates, throughout 2021, the 28-day Liquidity Bill (LELIQ) rate, which the Central Bank employs as a monetary policy instrument, remained at levels of 38% per year. In turn, the 1-day repurchase transaction rate remained fixed at 32%, and the 7-day repurchase transaction rate at 36.5%. The BADLAR rate continued to fluctuate between 31.1% and 34.1%, averaging 33.3% in the year. At the same time, the yield on term deposits of less than Ps.1 million was established at 37%; the rest had a yield of 34%.
At the beginning of 2022, the Central Bank published a document with the new Objectives and Plans for 2022. One of such objectives was to set a path for the monetary policy interest rate so that it tends towards real positive returns. Under this framework, the BCRA has been raising interest rates since the beginning of the year. The first increase took place in January (a total increase of 200 bps). The second and third interest rate increases amounted to 250 bps and 200 bps, respectively.
The National Consumer Price Index data published by the National Institute of Statistics and Censuses showed in December 2021 a year-on-year variation of 50.9%, 14.8 percentage points above the 36.1% variation of December 2020. This acceleration was partly a consequence of the money issuance to finance public spending related to the pandemic and the upturn in economic activity. The moderation of the precautionary demand for money and the maintenance of purchasing power (associated with the reactivation of the different sectors of the economy, the new salary increases and the growth of employment) contributed to a more dynamic evolution of prices. Inflation rates continued to increase progressively at the beginning of 2022.
The inflationary acceleration occurred in a context of price freezes for public services and certain goods and services. In addition, despite the fact that the exchange rate was used as an anchor, through the implementation of capital controls, the variations in unregulated prices showed increases compared to those seen in 2020. The reference exchange rate of the Argentine Central Bank went from Ps.83.36 to Ps.102.75 per dollar between December 30, 2020, and December 30, 2021, equivalent to an increase in the exchange rate of 23.3% and 27.8 percentage points below the variation in the price level. The monthly average exchange rate went from Ps.82.64 in December 2020 to Ps.101.89 in December 2021. In 2022, the foreign exchange rate continued to display an acceleration.
At the fiscal level, during 2021, tax resources grew 74.6% compared to the year-on-year expansion of 23% in 2020. Likewise, primary expenses rose 49.6% in 2021, below the 63.5% of the previous year. Thus, the national public sector registered a primary deficit of Ps.1,651,104 million, equivalent to -3.5% of the GDP. This figure is net of two extraordinary revenue sources that the National Government obtained in 2021. Firstly, the Extraordinary Solidarity Contribution (a “wealth tax”) contributed Ps.243,463 million (0.5% of the GDP). Secondly, in August the IMF made an extraordinary disbursement to middle-income countries to strengthen post-pandemic recovery policies, and Argentina received Ps.4,319 million, (equivalent to Ps.427,401 million or 0.9% of the GDP) which was used to make debt payments. The 3.5% deficit implied an improvement compared to the 2020 primary deficit (Ps.1,749,957 million or 6.5% of the GDP). After interest payments of Ps.648,241 million, the financial deficit of 2021 amounted to Ps.2,335,345 million, equivalent to -5% of the GDP.

During the first two months of 2022, tax resources grew 54.2% in year-on-year terms, whereas primary expenses rose 63.2% when compared to the same period last year. Therefore, the primary deficit of the national public sector amounted to Ps.92,982 million.
In relation to the external sector, in 2021 the current account of the exchange balance published by the Argentine Central Bank (cash base) registered a surplus of US$5,566 million, which contrasts with the surplus of US$322 million registered in 2020. Measured in relation to the GDP, the surplus of the current account was about 1.1%, showing an improvement compared to the income of 0.1% in 2020.
The improvement observed in nominal terms was the result of higher net income from goods (US$15,281 million in 2021 compared to US$8,492 million in 2020), an effect offset by a greater outflow of foreign currency via the balance of services (US$4,453 million in 2021) and supported by lower interest payments (US$5,088 million in 2021). In particular, income from collections of goods exports totaled US$76,423 million in 2021, a 51.8% increase compared to the level observed in the previous year. Likewise, import payments of the exchange balance totaled US$61,141 million, registering a year-on-year growth of 46%.
In this context, the capital and financial accounts of the exchange balance recorded a net currency outflow of US$5,769 million in 2021, compared to a net outflow of US$8,139 million in 2020. Likewise, according to official information as of December 30, 2021, the International Reserves of the Argentine Central Bank amounted to US$39,662 million, which stood US$275 million above the figure of the previous year.
During the first two months of 2022, the current account displayed a US$947 million deficit, which resulted from a trade balance surplus of US$2,007 million that was more than offset by a deficit of the services balance (US$1,313 million) and the payment of interests (US$1,607 million).
The capital and financial accounts’ deficit amounted to US$1,935 million between January and February 2022. This result was mainly a consequence of the cancellation of lines of credit (US$815 million), principal payments to the IMF (US$714 million) and other international organizations (US$619 million) and the private sector’s foreign asset formation (US$314 million).
A.3 The Argentine Financial System
Total loans provided to the private sector by the financial system climbed to Ps.4,553,823 million in December 2021, reflecting a 41.3% increase over the same month of 2020. Consumer loans, consisting of loans granted through credit cards and personal loans, increased 42.7% as compared to December 31, 2020, totaling Ps.1,955,188 million as of December 31, 2021. On the other hand, commercial loans, consisting of current account overdrafts and drafts/bills (signature and purchased/discounted loans), finally totaled Ps.1,722,180 million, registering an increase of 40.5% year-on-year (YoY).
Total deposits in the financial system climbed to Ps.12,225,534 million as of the end of December 2021, up by 53.2% as compared to December 31, 2020. Deposits from the non-financial private sector increased 51.3% annually, climbing to Ps.9,769,037 million, while public sector deposits totaled Ps.2,349,937 million, increasing by 64.3% YoY. Within private sector deposits, transaction deposits ended at Ps 5,663,482 million, a 53.0% hike YoY, and time deposits at Ps 3,912,582 million, a 50.1% annual growth.
In December 2021, the average interest rate for 30-35-day term deposits in Argentine pesos from private banks (over Ps.1 million) was 34.2%, remaining unchanged as compared with the same period a year earlier. Regarding active rates, the one corresponding to advances in current account was 40.4% (+78 b.p. YoY).
With data as of December 2021, financial institutions increased their liquidity levels (in relation to total deposits) compared to the same month of the previous year, a ratio that stood at 68.7%, +3.7 p.p. (considering repurchase transactions and instruments of the BCRA).

In terms of solvency, the equity of the financial system showed an interannual increase of Ps.997,055 million, finally totaling Ps.2,689,510 million, which implies an 58.9% increase. The profitability of the system accumulating 12 months as of December 2021 (Comprehensive Income adjusted by inflation) was equivalent to 1.1% of assets, while the return on Shareholders’ Equity was 7.0%.
The nonperforming portfolio of loans to the non-financial private sector amounted to 4.3% in December 2021, higher than the 3.9% of the previous year. Hedging with allowances for private sector nonperforming loans was 114%, -37 p.p. than the measurement reported in the same month of 2020.
As for the composition of the financial system, as of September 30, 2021, there were 79 financial institutions: 64 banks, of which 51 were private (35 of domestic capital and 16 foreigners) and 13 were public, and 15 non-banking financial institutions.
With data as of September 2021, the latest information available, the financial system employed 101,280 people, which represented a 3.3% drop since September 30, 2020.
A.4 The Argentine Insurance Industry
During 2021, the insurance industry continue to grow. Production amounted to Ps.1,260,814 million, 1.3% higher than the level recorded for the prior year. Out of the total insurance production in 2021, 84% related to property insurance, 15% related to life and personal insurance, and 1% related to retirement insurance.
Within the 84% corresponding to property insurance, the automotive insurance segment continued to be the most significant segment, representing 45%, followed by the workers’ compensation segment, representing 26.5%. Within the life insurance segment, the group life insurance segment was the most significant, representing 52%, followed by individual life insurance, representing 27%, and personal accident insurance, representing 14%.
A.5 Inflation
Historically, inflation in Argentina has played a significant role in influencing, often negatively, the economic conditions and, in turn, the operations and financial results of companies operating in Argentina, such as Grupo Financiero Galicia.
The chart below presents a comparison of inflation rates published by INDEC, measured by the Whole Price Index and the CPI, for the fiscal years 2021, 2020 and 2019.
In addition, the chart below presents the evolution of the CER and UVA indexes, published by the BCRA and used to adjust the principal of certain of our assets and liabilities for the specified periods.

	For the Year Ended December 31,
	2021	2020	2019	2018	2017

	(in percentages)
Price Indices (1)
WPI	51.34	35.38	58.49	73.50	18.80
CPI	50.94	36.14	53.83	47.65	24.80
Adjustment Indices
CER	38.64	25.49	18.70	12.34	8.38
UVA (2)	97.51	64.32	47.16	31.06	21.15

(1)	Data for December of each year as compared to December of the immediately preceding year.
(2)	Unidad de Valor Adquisitivo (Acquisition Value Unit).
In 2021, the CPI published by INDEC reflected a 50.9% increase while the CER and UVA indexes went up 38.6% and 97.5% during the same period, respectively.

In the first two months of 2022, the CPI published by INDEC reflected a 7.8% increase, while the CER and UVA indexes increased by 7.54% and 7.34% respectively, during the same period.
A.6 Currency Composition of Our Balance Sheet
The following table sets forth our assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER/UVA, as of the dates indicated.

	As of December 31,
	2021	2020	2019

	(In millions of Pesos)
Assets
In Pesos, Unadjusted	1,377,859	1,216,283	936,386
In Pesos, Adjusted by the CER/UVA	39,589	48,786	60,088
In Foreign Currency (1)	260,595	327,787	415,364

Total Assets	1,678,043	1,592,856	1,411,838

Liabilities and Shareholders’ Equity
In Pesos, Unadjusted, Including Shareholders’ Equity	1,399,109	1,254,352	992,465
In Pesos, Adjusted by the CER/UVA	18,339	10,717	4,009
In Foreign Currency (1)	260,595	327,787	415,364

Total Liabilities and Shareholders’ Equity	1,678,043	1,592,856	1,411,838

(1)
If adjusted to reflect forward sales and purchases of foreign exchange made by Grupo Financiero Galicia and recorded off-balance sheet, assets amounted to Ps.241,110 and liabilities Ps.241,650 million as of December 31, 2021.

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
A.7 Results of Operations for the Fiscal Years Ended December 31, 2021 and December 31, 2020 and December 31, 2019.
We discuss below our results of operations for the fiscal year ended December 31, 2021, as compared with our results of operations for the fiscal year ended December 31, 2020, and our results of operations for the fiscal year ended December 31, 2020 as compared with our results of operations for the fiscal year ended December 31, 2019.

i) Consolidated Income Statement

	For the Year Ended December 31,			Change (%)
	2021	2020	2019	2021/2020	2020/2019

	(in millions of Pesos, except otherwise noted)
Consolidated Income Statement
Net Income from Interest	109,278	115,795	71,572	(6)	62
Interest Income	290,170	252,646	268,180	15	(6)
Interest Expenses	(180,892)	(136,851)	(196,608)	32	(30)
Net Fee Income	57,790	55,056	57,710	5	(5)
Fee Income	70,405	69,285	72,221	2	(4)
Fee Related Expenses	(12,615)	(14,229)	(14,511)	(11)	(2)
Net Income from Financial Instruments	95,610	104,620	149,661	(9)	(30)
Income from Derecognition of Assets Measured at Amortized Cost	16	(5)	451	420	(101)
Exchange Rate Differences on Gold and Foreign Currency	4,494	10,637	17,859	(58)	(40)
Other Operating Income	35,836	33,694	43,530	6	(23)
Income from Insurance Business	7,350	8,138	7,272	(10)	12
Expected Credit Loss Allowance	(23,262)	(52,874)	(45,282)	(56)	17

Net Operating Income	287,112	275,061	302,773	4	(9)

Personnel expenses	(46,444)	(48,037)	(50,241)	(3)	(4)
Administrative Expenses	(45,204)	(46,961)	(50,142)	(4)	(6)
Depreciations and Impairment of Assets	(14,497)	(12,504)	(10,407)	16	20
Other Operating Expenses	(53,834)	(46,134)	(52,955)	17	(13)
Loss on Net Monetary Position	(79,502)	(51,354)	(56,513)	55	(9)

Operating Income	47,631	70,071	82,515	(32)	(15)

Share of Profit from Associates and Joint Ventures	(130)	(189)	—	31	—
Income Tax from Continuing Operations	(16,407)	(31,374)	(33,568)	(48)	(7)
Loss from Discontinued Operations	—	—	—	—	—
Income Tax from Discontinued Operations	—	—	—	—	—

Net Income (Loss) for the Year	31,094	38,508	48,947	(19)	(21)

Net Income (Loss) for the Year Attributable to Parent Company’s Owner	31,094	37,993	48,719	(18)	(22)
Net Income (Loss) for the Year Attributable to Non-controlling Interests	—	515	228	(100)	126
Other Comprehensive Income (Loss)	84	(285)	827	129	(134)

Total Comprehensive Income (Loss)	31,178	38,223	49,774	(18)	(23)

Total Comprehensive Income (Loss) Attributable to Parent Company’s Owners	31,178	37,708	49,546	(17)	(24)
Total Comprehensive Income (Loss) Loss Attributable to Non-controlling Interests	—	515	228	(100)	126
Ratios (%)				Change (pbs)
Return on Assets	1.85	2.39	3.46	(54)	(107)
Return on Shareholders’ Equity	10.21	13.80	20.81	(359)	(701)
v				Change (%)
Basic Earnings per Share (in Pesos)	21.09	26.33	34.15	(20)	(23)
Fiscal Year 2021 compared to Fiscal Year 2020
Net income for the fiscal year ended December 31, 2021, was equal to Ps.31,094 million, as compared to net income equal to Ps.38,508 million for the fiscal year ended December 31, 2020, a Ps.7,414 million or 19% decrease. This result was mainly due to net income from: (i) banking activities (Banco Galicia) for Ps.22,855 million, (ii) Naranja X for Ps.6,223 million and (iii) insurance services (Sudamericana Holding) for Ps.1,185 million.
Net earnings per share for the fiscal year ended December 31, 2021, was equal to a Ps.21.09 per share, as compared to a Ps.26.33 per share for the fiscal year ended December 31, 2020.
The return on assets and the return on shareholders’ equity for the fiscal year ended December 31, 2021, was equal to a 1.85% and 10.21%, respectively, as compared to a 2,39% and 13.80%, respectively, for the fiscal year ended December 31, 2020.
The decrease in net income for the year ended December 31, 2021, was primarily attributable to a higher loss on net monetary position, increasing from Ps.51,354 million to Ps.79,502 million (a 55% increase as compared to December 31, 2020) and to a lower net income from financial instruments, decreasing from Ps.104,620 million in 2020 to Ps.95,610 million in 2021. This was offset by a decrease in loan and other receivables loss provisions from Ps.52,874 million in 2020 to Ps.23,262 million in 2021.
Fiscal Year 2020 compared to Fiscal Year 2019
Net income for the fiscal year ended December 31, 2020, was equal to Ps.38,508 million, as compared to net income equal to Ps.48,947 million for the fiscal year ended December 31, 2019, a Ps.10,439 million or 21% decrease. This result was mainly due to net income from: (i) banking activities (Banco Galicia) for Ps.31,586 million, (ii) Naranja X for Ps.3,259 million and (iii) insurance services (Sudamericana Holding) for Ps.1,959 million.
Net earnings per share for the fiscal year ended December 31, 2020, was equal to a Ps.26.33 per share, as compared to a Ps.34.15 per share for the fiscal year ended December 31, 2019.
The return on assets and the return on shareholders’ equity for the fiscal year ended December 31, 2020, was equal to a 2.39% and 13.80%, respectively, as compared to a 3.46% and 20.81%, respectively, for the fiscal year ended December 31, 2019.
The decrease in net income for the year ended December 31, 2020 was primarily attributable to a lower net operating income, decreasing from Ps.302,773 million to Ps.275,061 million (a 9% decrease as compared to December 31, 2019) and was partially offset by (i) a Ps.5,159 million decrease in the loss on net monetary position, decreasing from Ps.56,513 million in 2019 to Ps.51,354 million in 2020 and (ii) a Ps.3,181 million decrease in administrative expenses, decreasing from Ps.50,142 million in 2019 to Ps.46,961 million in 2020.
The decrease in net operating income from the year ended December 31, 2020 was mainly attributable to: (i) a Ps.45,041 million decrease in net income from financial instruments, from Ps.149,661 million in 2019 to Ps.104,620 million in 2020, (ii) a Ps.9,836 million decrease in other operating income from Ps.43,530 million in 2019 to Ps.33,694 million in 2020 and (iii) a Ps.7,222 million decrease in exchange rate differences on gold and foreign currency from Ps.17,859 million in 2019 to Ps.10,637 million in 2020. Such decrease was partially offset by a Ps.44,223 increase in net income from interest from Ps.71,572 million in 2019 to Ps.115,795 million in 2020.

ii) Interest-Earning Assets
The following table shows our yields on interest-earning assets:

	As of December 31,
	2021		2020		2019
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate

	(in millions of Pesos, except rates)
Interest-Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	243,991	36.90	234,910	40.11	251,325	50.98
Others Debt Securities	2,034	196.64	2,091	73.27	2,774	48.31
Total Debt Securities at fair value through profit or loss	246,025	38.22	237,001	40.41	254,099	50.95
Repurchase Transactions	148,947	36.17	54,144	25.00	27,426	53.46
Loans and Other Financing
Loans	657,124	33.29	741,706	30.23	887,028	27.12
Financial Leases	1,821	15.59	3,508	15.14	5,822	19.74
Other Loans and Other Financing	2,764	2.24	3,419	13.81	5,007	20.19
Total Loans and Other Financing	661,709	33.11	748,633	30.08	897,857	27.03
Other Interest-Earning Assets	48,020	39.81	66,835	30.39	82,419	24.76

Total Interest-Earning Assets	1,104,702	34.95	1,106,613	32.06	1,261,801	32.27

Spread and Net Yield
Interest Spread, Nominal Basis (1)		13.54		16.05		12.06
Cost of Funds Supporting Interest-Earning Assets		16.34		12.27		15.43
Net Yield on Interest-Earning Assets (2)		18.61		19.80		16.84

(1)
Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER/UVA adjustment.

(2)	Net interest earned divided by average interest-earning assets. Interest rates include the CER/UVA adjustment.
Fiscal Year 2021 compared to Fiscal Year 2020
The average of interest-earning assets decreased Ps.1,911 million, from Ps.1,106,613 million for the fiscal year ended December 31, 2020, to Ps.1,104,702 million for the fiscal year ended December 31, 2021, representing a minimal decrease of 0.2% as compared to 2020. Of this decrease, Ps.84,582 million were due to a decrease in the average size of the loan portfolio offset by an increase of Ps.94,803 in the average of repurchase transactions. The average yield on interest-earning assets was 34.95% in 2021, as compared to 32.06% in 2020, a 289 bps increase, mainly attributable to an increase in the average interest rate earned on repurchase transactions (increasing 1,117 bps as compared to 2020) offset by a decrease in the average interest rate of government securities (decreasing 321 bps as compared to 2020).
Fiscal Year 2020 compared to Fiscal Year 2019
The average of interest-earning assets decreased Ps.155,188 million, from Ps.1,261,801 million for the fiscal year ended December 31, 2019, to Ps.1,106,613 million for the fiscal year ended December 31, 2020, representing a 12% decrease. Of this decrease, Ps.145,322 million was due to a decrease in the average size of the loan portfolio. The average yield on interest-earning assets was 32.06% in 2020, as compared to 32.27% in 2019, a 21 bps decrease, mainly attributable to a decrease in the average interest rate earned on repurchase transactions (decreasing 2,846 bps as compared to 2019) and government securities (decreasing 1,087 bps as compared to 2019).

iii) Interest-Bearing Liabilities
The following table shows our yields on cost of funds:

	As of December 31,
	2021		2020		2019
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate

	(in millions of Pesos, except rates)
Interest-Bearing Liabilities
Deposits
Savings Accounts	358,941	10.10	381,150	5.77	399,035	4.24
Time Deposits	403,698	31.51	367,173	26.68	353,526	39.25
Total Interest-Bearing Deposits	762,640	21.43	748,323	16.03	752,561	20.69
Financing Received from the Argentine Central Bank and Other Financial Institutions	20,565	16.42	29,909	12.64	57,839	13.19
Debt Securities and Subordinated Debt Securities	56,830	23.71	66,295	17.43	133,049	22.54
Other Interest-Bearing Liabilities	3,265	7.81	2,892	15.28	20,098	7.15

Total Interest-Bearing Liabilities	843,299	21.41	847,419	16.02	963,547	20.21

Fiscal Year 2021 compared to Fiscal Year 2020
The average interest-bearing liabilities for the fiscal year ended December 31, 2021, were equal to Ps.843,299 million, as compared to Ps.847,419 million for the fiscal year ended December 31, 2020, a minimal decrease of 0.5% as compared to 2020. Such decrease was primarily attributable to a Ps.9,465 million decrease in the average balance of debt securities and subordinated debt securities, which decreased to Ps.56,830 million as of the fiscal year ended December 31, 2021 from Ps.66,295 million as of the fiscal year ended December 31, 2020 and a Ps.9,344 million decrease in the average balance of financing received from the BCRA and other financial institutions, which decreased to Ps.20,565 million as of the fiscal year ended December 31, 2021 from Ps.29,909 million as of the fiscal year ended December 31, 2020 offset by a Ps.14,317 million increase in total interest-bearing deposits (savings accounts and time deposits), which increased to Ps.762,640 million as of the fiscal year ended December 31, 2021 from Ps.748,323 million as of the fiscal year ended December 31, 2020.
Fiscal Year 2020 compared to Fiscal Year 2019
The average interest-bearing liabilities for the fiscal year ended December 31, 2020, were equal to Ps.847,419 million, as compared to Ps.963,547 million for the fiscal year ended December 31, 2019, a 12% decrease. Such decrease was primarily attributable to (i) a Ps.66,754 million decrease in the average balance of debt securities and subordinated debt securities, which decreased to Ps.66,295 million as of the fiscal year ended December 31, 2020 from Ps.133,049 million as of the fiscal year ended December 31, 2019, (ii) a Ps.27,930 million decrease in the average balance of financing received from the BCRA and other financial institutions, which decreased to Ps.29,909 million as of the fiscal year ended December 31, 2020 from Ps.57,839 million as of the fiscal year ended December 31, 2019 and (iii) a Ps.4,238 million decrease in total interest-bearing deposits (savings accounts and time deposits), which decreased to Ps.748,323 million as of the fiscal year ended December 31, 2020 from Ps.752,561 million as of the fiscal year ended December 31, 2019.

iv) Interest Income
Consolidated interest income was composed of the following:

	For the Year Ended December 31,			Change (%)
	2021	2020	2019	2021/2020	2020/2019

	(in millions of Pesos, except percentages)
Cash and due from banks	—	4	16	(100)	(75)
Corporate debt securities	420	471	802	(11)	(41)
Government debt securities	17.488	13.861	9.668	26	43
On Loans and Other Financing Activities	218.371	224.934	243.032	(3)	(7)
Financial Sector	2.270	4.719	6.491	(52)	(27)
Non-financial Private Sector	216.101	220.215	236.541	(2)	(7)
Advances	12.719	17.943	25.880	(29)	(31)
Mortgage loans	19.951	19.737	26.411	1	(25)
Pledge loans	4.498	2.146	1.443	110	49
Personal Loans	24.736	24.602	25.110	1	(2)
Credit Card Loans	78.548	71.255	97.966	10	(27)
Financial Leases	284	531	1.148	(47)	(54)
Others	75.365	84.001	58.583	(10)	43
On Repurchase Transactions	53.891	13.376	14.662	303	(9)

Total Income from Interest	290.170	252.646	268.180	15	(6)

Fiscal Year 2021 compared to Fiscal Year 2020
Interest income for the fiscal year ended December 31, 2021, was equal to Ps.290,170 million, as compared to Ps.252,646 million for the fiscal year ended December 31, 2020, a 15% increase. Such increase was the result of a Ps.40,515 million or 303% increase in repurchase transactions and was partially offset by a Ps.8,636 million or 10% decrease in other loans.
The increase of Ps.40,515 million in the interest earned from repurchase transactions was due to higher volume and rate yields, as compared to the previous year.
The decrease of Ps.8,636 million in the interest earned from other loans was due to a decrease in the volume of pre-financing and export financing loans.
The average amount of loans granted for the fiscal year ended December 31, 2021 was equal to Ps.657,124 million, a 11% decrease as compared to the Ps.741,706 million for the fiscal year ended December 31, 2020. The average interest rate on total loans was 33.29% for the fiscal year ended December 31, 2021, as compared to 30.23% for the fiscal year ended December 31, 2020, representing a 306 bps increase year-over-year.
The decrease in interest earnings from loans and other financing in 2021 was primarily a consequence of a Ps.8,636 million decrease in other loans and a Ps.5,224 million decrease in advances, offset by a Ps.7,293 million increase in credit card loans.
Interest income from banking activity amounted to Ps.237,979 million, a 9% increase as compared to the Ps.218,389 million recorded in the fiscal year ended December 31, 2020.
According to BCRA information, as of December 31, 2021, Banco Galicia’s estimated market share of loans to the private sector was 12.16% as of December 31, 2021, as compared to 13.01% as of December 31, 2020.
Interest income related to Naranja X amounted to Ps.52,141 million for the year ended December 31, 2021, a 53% increase as compared to the Ps.34,058 million recorded for the fiscal year ended December 31, 2020.
Interest income related to insurance activity amounted to Ps.2,332 million for the year ended December 31, 2021, a 112% increase as compared to the Ps.1,097 million recorded for the fiscal year ended December 31, 2020.

The following table indicates Banco Galicia market share in the segments listed below:

	For the Year Ended December 31,
	2021	2020	2019

	(in percentages)
Total Loans	12.09	12.93	11.52
Private-Sector Loans	12.16	13.01	11.50

(*)	Exclusively Banco Galicia within the Argentine market, according to the daily information on loans published by the BCRA. balances as of the last day of each year.
Fiscal Year 2020 compared to Fiscal Year 2019
Interest income for the fiscal year ended December 31, 2020 was equal to Ps.252,646 million, as compared to Ps.268,180 million for the fiscal year ended December 31, 2019, a 6% decrease. Such decrease was the result of a Ps.18,098 million or 7% decrease in interest from loans and other financing and was partially offset by a Ps.4,193 million increase in interest income from government debt securities measured at amortized cost.
The average amount of loans granted for the fiscal year ended December 31, 2020 was equal to Ps.741,706 million, a 16% decrease as compared to the Ps.887,028 million for the fiscal year ended December 31, 2019. The average interest rate on total loans was 30.23% for the fiscal year ended December 31, 2020, as compared to 27.12% for the fiscal year ended December 31, 2019, representing a 311 bps increase year-over-year.
The decrease in interest earnings from loans and other financing was primarily a consequence of a Ps.26,711 million decrease in credit card loans. This decrease was due to the maximum annual interest rate imposed by the BCRA as a measure to reduce negative economic the consequences of COVID-19. For more information see – Item 4. Information on the Company –A. Business Overview – Argentine Banking Regulations – Limitations on Fees and Other Substantial Elements.
Additionally, the decrease in interest from loans and other financing was due to a Ps.7,937 million decrease in interest from advances and a Ps.6,674 million decrease in interest from mortgage loans, offset by a Ps.25,418 million increase in others loans (mostly comprised of overdrafts and loans for the pre-financing and financing of exports).
Interest income from banking activity amounted to Ps.218,389 million, a 4% decrease as compared to the Ps.227,486 million recorded in the fiscal year ended December 31, 2019.
According to BCRA information, as of December 31, 2020, Banco Galicia’s estimated market share of loans to the private sector was 13.01% as of December 31, 2020, as compared to 11.50% as of December 31, 2019.
Interest income related to Naranja X amounted to Ps.34,058 million for the year ended December 31, 2020, a 14% decrease as compared to the Ps.39,999 million recorded for the fiscal year ended December 31, 2019.
Interest income related to insurance activity amounted to Ps.1,097 million for the year ended December 31, 2020, a 36% decrease as compared to the Ps.1,728 million recorded for the fiscal year ended December 31, 2019.

v) Interest Expenses
Consolidated interest expenses were comprised of the following:
Fiscal Year 2021 compared to Fiscal Year 2020

	For the Year Ended December 31,			Change (%)
	2021	2020	2019	2021/2020	2020/2019

	(in millions of Pesos, except percentages)
On Deposits	163,770	119,973	155,709	37	(23)
Non-financial Private Sector	163,770	119,973	155,709	37	(23)
Checking Accounts	313	—	—	—	—
Savings Accounts	18	17	13	6	31
Time Deposit and Term Investments	122,871	94,828	137,104	30	(31)
Others	40,568	25,128	18,592	61	35
On Financing Received from the Argentine Central Bank and Other Financial Institutions	3,070	2,633	5,042	17	(48)
On Repurchase Transactions	239	458	1,391	(48)	(67)
Other Financial Institutions	239	458	1,391	(48)	(67)
On Other Financial Liabilities	2,659	2,179	2,684	22	(19)
On Debt Securities	8,973	9,203	29,265	(2)	(69)
On Subordinated Debt Securities	2,181	2,405	2,517	(9)	(4)

Total Interest Expenses	180,892	136,851	196,608	32	(30)

Interest expenses for the fiscal year ended December 31, 2021, were equal to Ps.180,892 million, as compared to Ps.136,851 million for the fiscal year ended December 31, 2020, representing a 32% increase. Such increase was primarily attributable to a 37% increase in interest paid on deposits.
Interest expenses from deposits amounted to Ps.163,770 million for the fiscal year ended December 31, 2021, as compared to Ps.119,973 million for the fiscal year ended December 31, 2020, a Ps.43,797 million increase. This increase was primarily due to increased interest expenses related to time deposits and term investments, which was equal to Ps.122,871 million for the fiscal year ended December 31, 2021, representing a 30% increase as compared to Ps.94,828 million for the fiscal year ended December 31, 2020.
The increase in higher interest paid to time deposits and term investments was as consequence higher volume and rate yields.
The total average interest-bearing deposits for the fiscal year ended December 31, 2021, amounted to Ps.762,640 million, reflecting an increase of 2%. Of this increase, Ps.36,525 million were from time deposits. This increase was offset by a decrease in saving accounts for Ps.22,209 million.
Out of total interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2021, the average interest rate of time deposits was 21.43%, as compared to 16.03% for the fiscal year ended December 31, 2020; a 540 bps increase.
Savings accounts deposits for the fiscal year ended December 31, 2021, accrued interest at an average rate of 10.10%, as compared to an average rate of 5.77% for the fiscal year ended December 31, 2020, a 433 bps increase. The rate of time deposits for the fiscal year ended December 31, 2021, was 31.51%, as compared to 26.68% for the fiscal year ended December 31, 2020; a 483 bps increase.
Interest expenses related to banking activity amounted to Ps.169,113 million for the fiscal year ended December 31, 2021, as compared to Ps.129,589 million for the fiscal year ended December 31, 2020, representing a 30% increase.
According to BCRA information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share increased from 10.17% as of December 31, 2020, to 10.28% as of December 31, 2021.
Interest expenses related to Naranja X amounted to Ps.14,707 million for the fiscal year ended December 31, 2021, as compared to Ps.8,513 million for the fiscal year ended December 31, 2020, representing a 72% increase. This increase was primarily a result of an increase in interest expenses on debt securities issued by Naranja X.

The following table indicates Banco Galicia´s market share in the segments listed below:

	For the Year Ended December 31,
	2021	2020	2019

	(in percentages)
Total Deposits	8.42	8.42	8.23
Total Deposits in Checking and Savings Accounts and Time Deposits	10.28	10.17	10.16
Private-Sector Deposits	10.27	10.07	9.92

(*)	Exclusively Banco Galicia within the Argentine market, according to the daily information on deposits published by the BCRA. balances as of the last day of each year.
Fiscal Year 2020 compared to Fiscal Year 2019
Interest expenses for the fiscal year ended December 31, 2020 were equal to Ps.136,851 million, as compared to Ps.196,608 million for the fiscal year ended December 31, 2019, representing a 30% decrease. Such decrease was primarily attributable to a 23% decrease in interest paid on deposits, as consequence of low rate yields.
Interest expenses from deposits amounted to Ps.119,973 million for the fiscal year ended December 31, 2020, as compared to Ps.155,709 million for the fiscal year ended December 31, 2019, a Ps.35,736 million decrease. This decrease was primarily due to increased interest expenses related to time deposits and term investments, which was equal to Ps.94,828 million for the fiscal year ended December 31, 2020, representing a 31% decrease as compared to Ps.137,104 million for the fiscal year ended December 31, 2019. Such lower interest paid on time deposits was due to lower rates as compared to the rates of 2019, as consequence the regulated rates product of the monetary regulation.
The total average interest-bearing deposits for the fiscal year ended December 31, 2020 amounted to Ps.748,323 million, registering a decrease of 1%. Of this decrease, Ps.17,885 million were from saving accounts deposits. This decrease was offset by an increase in time deposits for Ps.13,647 million.
Out of total interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2020, the average interest rate of time deposits was 16.03%, as compared to 20.69% for the fiscal year ended December 31, 2019, a 466 bps decrease.
Savings accounts deposits for the fiscal year ended December 31, 2020 accrued interest at an average rate of 5.77%, as compared to an average rate of 4.24% for the fiscal year ended December 31, 2019, a 153 bps increase. The rate of time deposits for the fiscal year ended December 31, 2020, was 26.68%, as compared to 39.25% for the fiscal year ended December 31, 2019, a 1,257 bps decrease.
Interest expenses related to banking activity amounted to Ps.129,588 million for the fiscal year ended December 31, 2020, as compared to Ps.178,517 million for the fiscal year ended December 31, 2019, representing a 27% decrease.
According BCRA information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share increased from 10.16% as of December 31, 2019, to 10.17% as of December 31, 2020.
Interest expenses related to Naranja X amounted to Ps.8,513 million for the fiscal year ended December 31, 2020, as compared to Ps.19,971 million for the fiscal year ended December 31, 2019, representing a 57% decrease. This decrease was primarily a result of a decrease in interest expenses on debt securities issued by Naranja X.

vi) Net Fee Income
Consolidated net fee income consisted of:

	For the Year Ended December 31,			Change (%)
	2021	2020	2019	2021/2020	2020/2019

	(in millions of Pesos, except percentages)
Income From
Credit Cards	35,797	35,986	36,535	(1)	(2)
Deposit Accounts	7,946	7,001	9,048	13	(23)
Insurances	2,681	2,590	2,713	4	(5)
Financial fees	87	305	645	(71)	(53)
Credit-related fees	9,616	10,341	9,664	(7)	7
Foreign trade	3,128	3,017	3,218	4	(6)
Collections	3,419	2,681	2,562	28	5
Utility-bills collection services	4,701	3,331	3,563	41	(7)
Mutual funds	719	1,229	1,841	(41)	(33)
Others	2,311	2,804	2,432	(18)	15

Total fee income	70,405	69,285	72,221	2	(4)

Total fee expenses	(12,615)	(14,229)	(14,511)	(11)	(2)

Net fee income	57,790	55,056	57,710	5	(5)

Fiscal Year 2021 compared to Fiscal Year 2020
Our net fee income for the fiscal year ended December 31, 2021, was equal to Ps.57,790 million, as compared to Ps.55,056 million for the fiscal year ended December 31, 2020, a 5% increase. This increase was mainly due to a 28% increase in collections.
The increase of Ps.738 million in collections was as consequence of higher fees. Additionally, during 2020 the collection activity was affected by the COVID-19, and the volume of collections was lower than 2021.
Fees related to deposit accounts for the fiscal year ended December 31, 2021, were equal to Ps.7,946, as compared to Ps.7,001 million for the fiscal year ended December 31, 2020, a Ps.945 million increase. This increase was primarily attributable to an increase in fees related to maintaining a checking account with us or our subsidiaries. Total deposit accounts for the fiscal year ended December 31, 2021, were 6.2 million, the same as December 31, 2020.
Additionally, credit- related fees, amounted to Ps.9,616 million for the fiscal year ended December 31, 2021, a Ps.725 million decrease as compared to Ps.10,341 million for the fiscal year ended December 31, 2020, as a consequence of lower volumes of loans extended.
Income from credit card transactions for the fiscal year ended December 31, 2021, was Ps.35,797 million, as compared to Ps.35,986 million for the fiscal year ended December 31, 2020, a Ps.189 million decrease. The income from credit card transactions were stable.
The total number of credit cards managed for the fiscal year ended December 31, 2021, was 13,824,180, as compared to 13,688,430 for the fiscal year ended December 31, 2020, a 1% increase.

The following table sets forth the number of credit cards outstanding as of the dates indicated:

	December 31,			Change (%)
	2021	2020	2019	2021/2020	2020/2019

	(number of credit cards, except otherwise noted)			(percentages)
Visa	3,133,597	3,133,068	3,044,890	—	3
“Gold”	753,865	726,381	704,979	4	3
International	941,692	1,048,598	1,095,163	(10)	(4)
Domestic	25,670	30,881	36,246	(17)	(15)
“Business”	167,680	164,310	157,967	2	4
“Platinum”	674,741	644,364	590,539	5	9
“Signature”	569,949	518,534	459,996	10	13
Galicia Rural	14,487	17,864	16,687	(19)	7
American Express	796,534	761,267	749,303	5	2
“Gold”	209,721	204,397	211,802	3	(3)
“International”	113,681	104,712	122,173	9	(14)
“Platinum”	214,944	198,697	177,360	8	12
“Signature”	258,188	253,461	237,968	2	7
MasterCard	1,204,158	1,162,879	1,175,833	4	(1)
“Gold”	351,580	324,811	313,874	8	3
MasterCard	357,754	374,133	416,327	(4)	(10)
Argencard	54	75	93	(28)	(19)
“Platinum”	231,665	220,848	212,354	5	4
“Black”	263,105	243,012	233,185	8	4
Tarjeta Naranja	8,675,404	8,613,352	8,559,157	1	1
Naranja	4,640,267	4,619,426	4,605,250	—	—
Visa	3,594,080	3,513,542	3,451,277	2	2
MasterCard	381,097	415,901	453,760	(8)	(8)
American Express	59,960	64,483	48,870	(7)	32

Total Credit Cards	13,824,180	13,688,430	13,545,870	1	1

Total Amount of Purchases (in millions of Pesos)	1,268,468	216,219,471	140,501,832	(99)	54

Total fee expenses for the fiscal year ended December 31, 2021, were equal to Ps.12,615 million, as compared to Ps.14,229 million for the fiscal year ended December 31, 2020, a 11% decrease. Such decrease was mainly attributable to a 29% decrease in expenses related to other fees, as compared to the previous fiscal year.
Net fee income related to banking activity for the fiscal year ended December 31, 2021, was equal to Ps.31,876 million, as compared to Ps.31,667 million for fiscal year ended December 31, 2020, a 1% increase.
This increase was mainly attributable to a Ps.1,370 million increase in utility-bills collection services, from Ps.3,331 million for the fiscal year ended December 31, 2020 to Ps.4,701 million for the fiscal year ended December 31, 2021.
For the fiscal year ended December 31, 2021, fees related to deposit accounts were equal to Ps.7,946 million, as compared to Ps.7,001 million for the fiscal year ended December 31, 2020, a Ps.945 million increase. This increase was primarily attributable to an increase in fees paid for maintaining a checking account with us or our subsidiaries.
Net fee income related to Naranja X for the fiscal year ended December 31, 2021, amounted to Ps.27,713 million as compared to Ps.25,037 million for the fiscal year ended December 31, 2020, a 10% increase. For more information about fees, please see – Item 4. “Information on the Company” –A. “Business Overview” – “Argentine Banking Regulations” – “Limitations on Fees and Other Substantial Elements”.
Fiscal Year 2020 compared to Fiscal Year 2019
Our net fee income for the fiscal year ended December 31, 2020, was equal to Ps.55,056 million, as compared to Ps.57,710 million for the fiscal year ended December 31, 2019, a 5% decrease. This decrease was mainly due to a 23% decrease in deposit accounts fees.

Fees related to deposit accounts for the fiscal year ended December 31, 2020, were equal to Ps.7,001, as compared to Ps.9,048 million for the fiscal year ended December 31, 2019, a Ps.2,047 million decrease. This decrease was primarily attributable to a decrease in fees related to maintaining a checking account with us or our subsidiaries. Total deposit accounts for the fiscal year ended December 31, 2020, were 6.2 million, as compared to 5.2 million for the fiscal year ended December 31, 2019, a 16% increase.
Additionally, credit- related fees, amounted to Ps.10,341 million for the fiscal year ended December 31, 2020, a Ps.677 million increase as compared to Ps.9,664 million for the fiscal year ended December 31, 2019.
Income from credit card transactions, for the fiscal year ended December 31, 2020, was Ps.35,986 million, as compared to Ps.36,533 million for the fiscal year ended December 31, 2019, a Ps.547 million decrease. Such decrease was mainly attributable to a decrease in fees recorded by Naranja X.
The total number of credit cards managed for the fiscal year ended December 31, 2020, was 13,688,430, as compared to 13,545,870 for the fiscal year ended December 31, 2019, a 1% increase.
Total fee expenses for the fiscal year ended December 31, 2020, were equal to Ps.14,229 million, as compared to Ps.14,511 million for the fiscal year ended December 31, 2019, a 2% increase. Such increase was mainly attributable to an increase in expenses related to credit card transactions for a 12%, as compared to the previous fiscal year.
Net fee income related to banking activity for the fiscal year ended December 31, 2020, was equal to Ps.31,667 million, as compared to Ps.32,845 million for fiscal year ended December 31, 2019, a 4% decrease.
This decrease was mainly attributable to a Ps.2,047 million decrease in fees related to deposit accounts, from Ps.9,048 million for the fiscal year ended December 31, 2019 to Ps.7,001 million for the fiscal year ended December 31, 2020. This decrease was primarily attributable to a decrease in fees paid for maintaining a checking account with us or our subsidiaries.
Net fee income related to Naranja X for the fiscal year ended December 31, 2020, amounted to Ps.25,037 million as compared to Ps.26,678 million for the fiscal year ended December 31, 2019, a 6% decrease. For more information about fees, please see – Item 4. “Information on the Company” –A. “Business Overview” – “Argentine Banking Regulations” – “Limitations on Fees and Other Substantial Elements”.
vii) Net Income from Financial Instruments
Consolidated net income from financial instruments was comprised of:

	For the Year Ended December 31,			Change (%)
	2021	2020	2019	2021/2020	2020/2019

	(in millions of Pesos, except percentages)
Income from Government Securities	90,184	93,766	128,127	(4)	(27)
Income from Corporate Securities	3,260	7,127	19,167	(54)	(63)
Income from Derivative Instruments	2,253	3,727	2,410	(40)	55
Repurchase Transactions	2,253	2,637	2,635	(15)	—
Rate Swaps	—	54	(225)	(100)	(124)
Options	—	1,036	—	(100)	—
Income from Other Financial Assets	—	—	(43)	—	(100)
Income from derecognition of assets measured at fair value	8	—	—	—	—
From Measurement of Financial Liabilities at Fair Value through Profit or Loss	(95)	—	—	—	—

Total Net Results from Financial Instruments	95,610	104,620	149,661	(9)	(30)

Fiscal Year 2021 compared to Fiscal Year 2020
Net income from financial instruments for the fiscal year ended December 31, 2021, was equal to Ps.95,610 million, as compared to Ps.104,620 million for the fiscal year ended December 31, 2020, a 9% decrease. This decrease was due to a decrease in interest earnings related to Government securities for 4%, from Ps.93,766 million for the fiscal year ended December 31, 2020, to Ps.90,184 million for the fiscal year ended December 31, 2021 and in interest earning related to Corporate Securities for 54% from Ps.7,127 million for the fiscal year ended December 31, 2020 to Ps.3,260 million for the fiscal year ended December 31, 2021.
The average position in government securities for the fiscal year ended December 31, 2021, was Ps.243,991 million, as compared to Ps.234,910 million for the fiscal year ended December 31, 2020, a 4% increase. This increase was primarily attributable to higher balances of securities (LELIQS) issued by the BCRA.
The average yield on government securities for the fiscal year ended December 31, 2021, was 36.90%, as compared to 40.11% for fiscal year ended December 31, 2020, a 321 bps decrease. This decrease was primarily attributable to a lower average yield with respect to Peso-denominated government securities.
These variations were mainly a result of net income from financial instruments related to Banco Galicia, which represents 95% of our total consolidated net result from financial instruments. Banco Galicia’s net income from financial instruments for the fiscal year ended December 31, 2021, amounted to Ps.95,561 million, as compared to Ps.99,601 million for the fiscal year ended December 31, 2020, a 4% decrease. This decrease was primarily attributable to a decrease in income from Government securities.
Fiscal Year 2020 compared to Fiscal Year 2019
Net income from financial instruments for the fiscal year ended December 31, 2020, was equal to Ps.104,620 million, as compared to Ps.149,661 million for the fiscal year ended December 31, 2019, a 30% decrease. This decrease was due to a decrease in interest earnings related to Government securities for 27%, from Ps.128,127 million for the fiscal year ended December 31, 2019, to Ps.93,766 million for the fiscal year ended December 31, 2020.
The average position in government securities for the fiscal year ended December 31, 2020, was Ps.234,910 million, as compared to Ps.251,325 million for the fiscal year ended December 31, 2019, a 7% decrease. This decrease was primarily attributable to lower balances of securities (LELIQS) issued by the BCRA.
The average yield on government securities for the fiscal year ended December 31, 2020, was 40.11%, as compared to 50.98% for fiscal year ended December 31, 2019, a 1,087 bps increase. This increase was primarily attributable to a higher average yield with respect to Peso-denominated government securities.
These variations were mainly a result of net income from financial instruments related to Banco Galicia, which represents 95% of our total consolidated net result from financial instruments. Banco Galicia’s net income from financial instruments for the fiscal year ended December 31, 2020, amounted to Ps.99,601 million, as compared to Ps.143,625 million for the fiscal year ended December 31, 2019, a 31% decrease. This decrease was primarily attributable to a decrease in income from Government securities.
viii) Exchange Rate Differences on Gold and Foreign Currency
Fiscal Year 2021 compared to Fiscal Year 2020
Exchange rate differences on gold and foreign currency for the fiscal year ended December 31, 2021, were equal to Ps.4,494 million, as compared to Ps.10,637 million for the fiscal year ended December 31, 2020, a 58% or Ps.6,143 million decrease. This decrease was primarily the result of a decrease in foreign currency brokerage at Banco Galicia for the fiscal year ended December 31, 2021, equal to Ps.2,066 million as compared to Ps.7,699 million of the fiscal year ended December 31, 2020, a 73% decrease. Such decrease in foreign currency brokerage was due to the restrictions placed on the purchase of foreign currency. For more information see – Item 4. Information on the Company –A. Business Overview – Government Regulations – Foreign Exchange Market.

Fiscal Year 2020 compared to Fiscal Year 2019
Exchange rate differences on gold and foreign currency for the fiscal year ended December 31, 2020, were equal to Ps.10,637 million, as compared to Ps.17,859 million for the fiscal year ended December 31, 2019, a 40% or Ps.7,222 million decrease. This decrease was primarily the result of a decrease in foreign currency brokerage at Banco Galicia for the fiscal year ended December 31, 2020, equal to Ps.7,699 million as compared to Ps.25,983 million of the fiscal year ended December 31, 2019, a 70% decrease. Such decrease in foreign currency brokerage was due to the restrictions placed on the purchase of foreign currency. For more information see – Item 4. Information on the Company –A. Business Overview – Government Regulations – Foreign Exchange Market.
ix) Other Operating Income
The following table sets forth the various components of other operating income.

	For the Year Ended December 31,			Change (%)
	2021	2020	2019	2021/2020	2020/2019

	(in millions of Pesos, except percentages)
Other financial income (1) (2)	469	874	2,486	(46)	(65)
Commission on Product Package (1)	8,855	9,504	8,581	(7)	11
Rental of safe deposit boxes (1)	2,028	1,955	1,525	4	28
Other fee income (1)	7,586	6,396	5,043	19	27
Other adjustments and interest on miscellaneous receivables	7,080	7,918	4,695	(11)	69
Income for sale of non-currents assets held for sale	—	—	14,606	—	(100)
Reversed allowances	1,011	2,566	132	(61)	1,844
Other	8,807	4,481	6,462	97	(31)

Total other operating income	35,836	33,694	43,530	6	(23)

1)	Item included for calculating the efficiency ratio.
2)	Item included for calculating the financial margin.
Fiscal Year 2021 compared to Fiscal Year 2020
Other operating income for the fiscal year ended December 31, 2021, was equal to Ps.35,836 million, as compared to Ps.33,694 million for the fiscal year ended December 31, 2020, a 6% increase. This increase was mainly the result of an increase in the line other, as consequence of a recovered of legal provisions in Banco Galicia.
Other operating income related to banking activity was equal to Ps.26,534 million, as compared to Ps.25,921 million for the fiscal year ended December 31, 2020, a 2% increase.
Other operating income related to Naranja X for the fiscal year ended December 31, 2021, was equal to Ps.5,940 million, as compared to Ps.5,245 million for the fiscal year ended December 31, 2020, a 13% increase.
Fiscal Year 2020 compared to Fiscal Year 2019
Other operating income for the fiscal year ended December 31, 2020, was equal to Ps.33,684 million, as compared to Ps.43,530 million for the fiscal year ended December 31, 2019, a 23% decrease. This decrease was mainly the result of a decrease in income from the sale of non-current assets held for sale for the fiscal year ended December 31, 2020, a 100% decrease.
The decrease on the sale of non-current assets held for sale was due to Ps.14,606 million obtained from the sale of 51% of the stake in Prisma Medios de Pago S.A., which represented 34% of other operating income during the fiscal year 2019.
Other operating income related to banking activity was equal to Ps.25,921 million, as compared to Ps.35,813 million for the fiscal year ended December 31, 2019, a 28% decrease, mainly attributable to the result of the sale of 51% of the stake on Prisma Medios de Pago S.A, during the fiscal year 2019.

Other operating income related to Naranja X for the fiscal year ended December 31, 2020, was equal to Ps.5,245 million, as compared to Ps.7,429 million for the fiscal year ended December 31, 2019, a 29% decrease.
Other operating income related to insurance activity for the fiscal year ended December 31, 2020, was equal to Ps.762 million, as compared to Ps.918 million for the fiscal year ended December 31, 2019, a 17% decrease.
x) Income from Insurance Activities
The following table shows the results generated by insurance activities:

	For the Year Ended December 31,			Change (%)
	2021	2020	2019	2021/2020	2020/2019

	(in millions of Pesos, except percentages)
Premiums and Surcharges Accrued	12,228	11,757	11,482	4	2
Claims Accrued	(2,241)	(1,701)	(1,589)	32	7
Surrenders	(32)	(25)	(27)	28	(7)
Life and Ordinary Annuities	(18)	(21)	(24)	(14)	(13)
Underwriting and Operating Expenses	(2,451)	(1,773)	(2,459)	38	(28)
Other Income and Expenses	(136)	(99)	(111)	37	(11)

Total Income from Insurance Activities	7,350	8,138	7,272	(10)	12

Fiscal Year 2021 compared to Fiscal Year 2020
Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the fiscal year ended December 31, 2021, was equal to Ps.7,350 million, as compared to Ps.8,138 million for the fiscal year ended December 31, 2020, a 10% decrease. This decrease was mainly due to higher underwriting and operating expenses, which for the fiscal year ended December 31, 2021, were equal to Ps.2,451 million, as compared to Ps.1,773 million for the fiscal year ended December 31, 2020, a 38% increase.
It is important to mention that during 2020 the behavior of the accident rate was affected by COVID-19.
Fiscal Year 2020 compared to Fiscal Year 2019
Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the fiscal year ended December 31, 2020, was equal to Ps.8,138 million, as compared to Ps.7,272 million for the fiscal year ended December 31, 2019, a 12% increase. This increase was mainly due to lower underwriting and operating expenses, which for the fiscal year ended December 31, 2020, were equal to Ps.1,773 million, as compared to Ps.2,459 million for the fiscal year ended December 31, 2019, a 28% decrease.
xi) Expected Credit Loss Allowance
Fiscal Year 2021 compared to Fiscal Year 2020
Expected Credit Loss Allowances for the fiscal year ended December 31, 2021, were equal to Ps.23,262 million, as compared to Ps.52,874 million for the fiscal year ended December 31, 2020, a 56% decrease. This decrease was due to the use of part of the additional provision for COVID-19 recognized during the fiscal year 2020.
Expected Credit Loss Allowances related to banking activity for the fiscal year ended December 31, 2021, were equal to Ps.14,492 million, as compared to Ps.44,823 million for the fiscal year ended December 31, 2020, a 68% decrease. This result was due to the use of part of the additional provision as mentioned above.
Expected Credit Loss Allowances related to Naranja X for the fiscal year ended December 31, 2021, were equal to Ps.8,767 million, as compared to Ps.8,077 million for the fiscal year ended December 31, 2020, a 9% increase. This increase was related to an increase in non-accrual portfolio due to an improved performance of Naranja clients.

Fiscal Year 2020 compared to Fiscal Year 2019
Expected Credit Loss Allowance for the fiscal year ended December 31, 2020, were equal to Ps.52,874 million, as compared to Ps.45,282 million for the fiscal year ended December 31, 2019, a 17% increase. This increase was primarily related higher charges from banking activity, offset by lower charges from Naranja X.
Expected Credit Loss Allowance related to banking activity were equal to Ps.44,823 million, as compared to Ps.33,208 million for the fiscal year ended December 31, 2019, a 35% increase. This result was due to an additional loss provision due to the COVID-19.
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
Expected Credit Loss Allowance related to Naranja X for the fiscal year ended December 31, 2020, were equal to Ps.8,077 million, as compared to Ps.12,209 million for the fiscal year ended December 31, 2019, a 34% decrease. This decrease was related to a decrease in non-accrual portfolio due to an improved performance of Naranja clients.
xii) Personnel Expenses
Fiscal Year 2021 compared to Fiscal Year 2020
Personnel expenses for the fiscal year ended December 31, 2021, were equal to Ps.46,444 million, as compared to Ps.48,037 million for the fiscal year ended December 31, 2020, a 3% decrease. This decrease was primarily attributable to a 6% decrease in the number of employees.
Personnel expenses related to banking activity for the fiscal year ended December 31, 2021, were equal to Ps.31,174 million, as compared to Ps.33,343 million for the fiscal year ended December 31, 2020, a 7% decrease, due to a decrease in the number of employees.
Personnel expenses related to Naranja X for the fiscal year ended December 31, 2021, were equal to Ps.12,431 million as compared to Ps.12,196 million for the fiscal year ended December 31, 2020, a 2% increase.
Personnel expenses related to insurance activity for the fiscal year ended December 31, 2021, were equal to Ps.1,615 million as compared to Ps.1,838 million for the fiscal year ended December 31, 2020, a 12% decrease.
Fiscal Year 2020 compared to Fiscal Year 2019
Personnel expenses for the fiscal year ended December 31, 2020, were equal to Ps.48,037 million, as compared to Ps.50,241 million for the fiscal year ended December 31, 2019, a Ps.2,204 million decrease. This decrease was primarily attributable to a 4% decrease in the number of employees.
Personnel expenses related to banking activity for the fiscal year ended December 31, 2020, were equal to Ps.33,343 million, as compared to Ps.36,684 million for the fiscal year ended December 31, 2019, a 9% decrease, due to a decrease in the number of employees.

Personnel expenses related to Naranja X for the fiscal year ended December 31, 2020, were equal to Ps.12,196 million as compared to Ps.11,387 million for the fiscal year ended December 31, 2019, a 7% increase. This increase was due to hiring more employees in Naranja X.
Personnel expenses related to insurance activity for the fiscal year ended December 31, 2020, were equal to Ps.1,838 million as compared to Ps.1,674 million for the fiscal year ended December 31, 2019, a 10% increase.
xiii) Administrative Expenses
The following table sets forth the components of our consolidated administrative expenses:

	For the Year Ended December 31,			Change (%)
	2021	2020	2019	2021/2020	2020/2019

	(in millions of Pesos, except percentages)
Fees and Compensation for Services	2,957	4,526	6,352	(35)	(29)
Directors’ and Syndics’ Fees	391	713	336	(45)	112
Advertising and Marketing	2,311	2,420	4,466	(5)	(46)
Taxes	11,610	10,946	10,472	6	5
Maintenance and Repairs	8,118	7,184	5,826	13	23
Electricity and Communication	2,876	3,449	3,749	(17)	(8)
Entertainment and Transportation Expenses	68	88	260	(23)	(66)
Stationery and Office Supplies	404	633	776	(36)	(18)
Rentals (1)	485	466	205	4	127
Administrative Services Hired	7,561	7,194	6,674	5	8
Security	1,159	1,755	2,011	(34)	(13)
Insurance	479	373	272	28	37
Armored Transportation Services	2,839	2,353	4,231	21	(44)
Others	3,946	4,861	4,512	(19)	8

Total Administrative Expenses	45,204	46,961	50,142	(4)	(6)

1)
As of fiscal year, 2019, due to the application of IFRS 16, rentals are recognized as a right-of-use asset and a financial liability, consequently the results are exposed in depreciation and impairment of assets and other operating expenses, respectively. The amounts for fiscal years 2020 and 2019 correspond to low value rentals and short term rental (an exception from IFRS 16).

Fiscal Year 2021 compared to Fiscal Year 2020
Administrative expenses for the fiscal year ended December 31, 2021, were equal to Ps.45,204 million as compared to Ps.46,961 million for the fiscal year ended December 31, 2020, a 4% decrease. This decrease was primarily attributable to a (i) Ps.1,569 million decrease in fees and compensation for services, (ii) Ps.915 million decrease in other administrative expenses and (iii) Ps.596 million decrease in security.
Fees and compensation for services for the fiscal year ended December 31, 2021, were equal to Ps.2,957 million, as compared to Ps.4,526 million for the fiscal year ended December 31, 2020, a 35% decrease. This decrease was due to the completion of digital transformation projects.
Other administrative expenses for the fiscal year ended December 31, 2021, were equal to Ps.3,946 million, as compared to Ps.4,861 million for the fiscal year ended December 31, 2020, a 19% decrease.
Security expenses for the fiscal year ended December 31, 2021, were equal to Ps.1,159 million, as compared to Ps.1,755 million for the fiscal year ended December 31, 2020, a 34% decrease.
Administrative expenses related to banking activity for the fiscal year ended December 31, 2021, were equal to Ps.32,586 million, as compared to Ps.32,762 million for the fiscal year ended December 31, 2020, a 1% decrease.

Administrative expenses related to Naranja X for the fiscal year ended December 31, 2021, were equal to Ps.10,900 million, as compared to Ps.12,457 million for the fiscal year ended December 31, 2020, a Ps.1,557 million increase.
Administrative expenses related to insurance activity for the fiscal year ended December 31, 2021, were equal to Ps.813 million, as compared to Ps.824 million for the fiscal year ended December 31, 2020, a Ps.11 million decrease.
Fiscal Year 2020 compared to Fiscal Year 2019
Administrative expenses for the fiscal year ended December 31, 2020, were equal to Ps.46,961 million as compared to Ps.50,142 million for the fiscal year ended December 31, 2019, a 6% decrease. This decrease was primarily attributable to a (i) Ps.1,826 million decrease in fees and compensation for services, (ii) Ps.1,878 million decrease in armored transportation services and (iii) Ps.2,046 million decrease in advertising and marketing.
Fees and compensation for services for the fiscal year ended December 31, 2020, were equal to Ps.4,526 million, as compared to Ps.6,352 million for the fiscal year ended December 31, 2019, a 29% decrease. This decrease was due to the hiring of consultants for digital transformation projects during 2019.
Armored transportation services for the fiscal year ended December 31, 2020, were equal to Ps.2,353 million, as compared to Ps.4,231 million for the fiscal year ended December 31, 2019, a 44% decrease. Such decrease was due to the fact that in 2019 there were additional expenses related to the transportation of banknotes abroad.
Advertising and marketing expenses for the fiscal year ended December 31, 2020, were equal to Ps.2,420 million, as compared to Ps.4,466 million for the fiscal year ended December 31, 2019, a 46% decrease. This decrease was as a consequence of fewer advertising campaigns during 2020 due to the COVID-19 context.
Administrative expenses related to banking activity for the fiscal year ended December 31, 2020, were equal to Ps.32,762 million, as compared to Ps.36,397 million for the fiscal year ended December 31, 2019, a 10% decrease.
Administrative expenses related to Naranja X for the fiscal year ended December 31, 2020, were equal to Ps.12,457 million, as compared to Ps.12,449 million for the fiscal year ended December 31, 2019, a Ps.8 million increase.
Administrative expenses related to insurance activity for the fiscal year ended December 31, 2020, were equal to Ps.824 million, as compared to Ps.902 million for the fiscal year ended December 31, 2019, an 9% decrease.

xiv) Other Operating Expenses

	For the Year Ended December 31,			Change (%)
	2021	2020	2019	2021/2020	2020/2019

	(in millions of Pesos, except percentages)
Turnover tax	32,137	23,642	26,889	36	(12)
On operating income (1) (2)	21,385	15,047	18,249	42	(18)
On fees (1)	9,801	7,875	7,489	24	5
On other items	951	720	1,151	32	(37)
Contributions to the Guarantee Fund (1) (2)	1,611	1,599	1,773	1	(10)
Charges for Other Provisions	1,449	4,330	3,494	(67)	24
Claims	1,443	567	691	154	(18)
Other Financial Expenses (1) (2)	—	432	3,772	(100)	(89)
Interest on leases	530	602	772	(12)	(22)
Credit-card-relates expenses (1)	6,473	6,773	9,127	(4)	(26)
Other Expenses from Services (1)	8,399	6,560	4,496	28	46
Others	1,792	1,629	1,941	10	(16)

Total other operating expenses	53,834	46,134	52,955	17	(13)

(1)	Item included for calculating the efficiency ratio.
(2)	Item included for calculating the financial margin.
Fiscal Year 2021 compared to Fiscal Year 2020
Other operating expenses for the fiscal year ended December 31, 2021, were equal to Ps.53,834 million, as compared to Ps.46,134 million of the fiscal year ended December 31, 2020, a 17% increase. This increase was primarily attributable to a 42% increase in the turnover tax on operating income and a 24% increase in fees.
The turnover tax for the fiscal year ended December 31, 2021, was equal to Ps.32,137 million as compared to Ps.23,642 million for the fiscal year ended December 31, 2020, a 36% increase.
Other provisions for the fiscal year ended December 31, 2021, were equal to Ps.1,449 million as compared to Ps.4,330 million for the fiscal year ended December 31, 2020, a 67% decrease.
Other operating expenses related to banking activity for the fiscal year ended December 31, 2021, were equal to Ps.40,566 million, as compared to Ps.35,991 million of the fiscal year ended December 31, 2020, a 13% increase.
Other operating expenses related to Naranja X for the fiscal year ended December 31, 2021, were equal to Ps.12,788 million, as compared to Ps.9,765 million for the fiscal year ended December 31, 2020, a 31% increase.
Fiscal Year 2020 compared to Fiscal Year 2019
Other operating expenses for the fiscal year ended December 31, 2020, were equal to Ps.46,134 million, as compared to Ps.52,955 million of the fiscal year ended December 31, 2019, a 13% decrease. This decrease was primarily attributable to a 12% decrease in turnover tax on fees and an 89% decrease in other financial expenses, offset by a 24% increase in charges for other provisions.
Turnover tax for the fiscal year ended December 31, 2020, was equal to Ps.23,642 million as compared to Ps.26,889 million for the fiscal year ended December 31, 2019, a 12% decrease.
Other financial expenses for the fiscal year ended December 31, 2020, were equal to Ps.432 million as compared to Ps.3,772million for the fiscal year ended December 31, 2019, an 89% decrease.
Other provisions for the fiscal year ended December 31, 2020, were equal to Ps.4,330 million as compared to Ps.3,494 million for the fiscal year ended December 31, 2019, a 24% increase.
Other operating expenses related to banking activity for the fiscal year ended December 31, 2020, were equal to Ps.35,991 million, as compared to Ps.43,102 million of the fiscal year ended December 31, 2019, a 16% decrease.

Other operating expenses related to Naranja X for the fiscal year ended December 31, 2020, were equal to Ps.9,765 million, as compared to Ps.9,627 million for the fiscal year ended December 31, 2019, a 1% increase.
xv) Loss on Net Monetary Position
Fiscal Year 2021 compared to Fiscal Year 2020
Loss on net monetary position for the fiscal year ended December 31, 2021, was equal to Ps.79,502 million as compared to Ps.51,354 million for the fiscal year ended December 31, 2020, a 55% increase. This increase was due to a higher annual inflation. Inflation as of December 31, 2021, was 50.94%, 1,480 bps higher than the 36.14% inflation rate as of December 31, 2020.
Loss on net monetary position related to banking activity for the fiscal year ended December 31, 2021, was equal to Ps.64,249 million as compared to Ps.41,001 million for the fiscal year ended December 31, 2020, a 57% increase.
Loss on net monetary position related to Naranja X for the fiscal year ended December 31, 2021, was equal to Ps.13,007 million as compared to Ps.8,198 million for the fiscal year ended December 31, 2020, a 59% increase.
Loss on net monetary position related to insurance activity for the fiscal year ended December 31, 2021, was equal to Ps.661 million as compared to Ps.1,007 million for the fiscal year ended December 31, 2020, a 34% decrease.
Fiscal Year 2020 compared to Fiscal Year 2019
Loss on net monetary position for the fiscal year ended December 31, 2020, was equal to Ps.51,354 million as compared to Ps.56,513 million for the fiscal year ended December 31, 2019, a 9% decrease.
Loss on net monetary position related to banking activity for the fiscal year ended December 31, 2020, was equal to Ps.41,001 million as compared to Ps.44,776 million for the fiscal year ended December 31, 2020, a 8% decrease.
Loss on net monetary position related to Naranja X for the fiscal year ended December 31, 2020, was equal to Ps.8,198 million as compared to Ps.9,066 million for the fiscal year ended December 31, 2019, a 10% decrease.
Loss on net monetary position related to insurance activity for the fiscal year ended December 31, 2020, was equal to Ps.1,007 million as compared to Ps.1,432 million for the fiscal year ended December 31, 2019, a 30% decrease.
xvi) Income Tax from Continuing Operations
Fiscal Year 2021 compared to Fiscal Year 2020
Income tax from continuing operations for the fiscal year ended December 31, 2021, was equal to Ps.16,407 million as compared to Ps.31,374 million for the fiscal year ended December 31, 2020, a 48% decrease. This decrease was mainly attributable to a decrease in the operating income.
Income tax from continuing operations related to banking activity for the fiscal year ended December 31, 2021, was equal to Ps.9,824 million as compared to Ps.26,385 million for the fiscal year ended December 31, 2020, a 63% decrease.
Income tax from continuing operations related to Naranja X for the fiscal year ended December 31, 2021, was equal to Ps.4,264 million as compared to Ps.2,616 million for the fiscal year ended December 31, 2020, a 63% increase.

Income tax from continuing operations related to insurance activity for the fiscal year ended December 31, 2021 was equal to Ps.833 million as compared to Ps.997 million for the fiscal year ended December 31, 2020 , a 16% decrease.
Fiscal Year 2020 compared to Fiscal Year 2019
Income tax from continuing operations for the fiscal year ended December 31, 2020 was equal to Ps.31,374 million as compared to Ps.33,568 million for the fiscal year ended December 31, 2019; a 7% decrease.
Income tax from continuing operations related to banking activity for the fiscal year ended December 31, 2020 was equal to Ps.26,385 million as compared to Ps.31,339 million for the fiscal year ended December 31, 2019, a 16% decrease.
Income tax from continuing operations related to Naranja X for the fiscal year ended December 31, 2020 was equal to Ps.2,616 million as compared to Ps.1,243 million for the fiscal year ended December 31, 2019, a 110% increase.
Income tax from continuing operations related to insurance activity for the fiscal year ended December 31, 2020 was equal to Ps.997 million as compared to Ps.836 million for the fiscal year ended December 31, 2019 , a 19% increase.
A.3 Consolidated Assets
The main components of our consolidated assets as of the dates indicated below were as follows:

	As of December 31,
	2021		2020		2019
	Amounts	%	Amounts	%	Amounts	%

	(in millions of Pesos, except percentages)
Cash and due from banks	237,427	14	264,787	17	268,474	19
Debt Securities	235,937	14	234,593	15	134,989	10
Loans and other financing	744,434	45	794,608	50	736,813	52
Other Financial Assets	322,181	19	145,395	9	128,103	9
Equity investments in subsidiaries, associates and joint businesses	169	—	135	—	—	—
Property, Plant and Equipment	62,196	4	66,009	4	67,739	5
Intangible Assets	21,231	1	21,839	1	17,863	1
Other Assets	54,467	3	65,446	4	54,631	4
Assets available for sale	1	—	44	—	80	—

Total Assets	1,678,043	100	1,592,856	100	1,408,692	100

Of our Ps.1,678,043 million total assets as of December 31, 2021, Ps.1,475,481 million, or 87.9%, corresponded to Banco Galicia and Ps.197,706 million, or 11.7% corresponded to Naranja X (Tarjetas Regionales on a consolidated basis). The remaining was primarily attributable to Sudamericana on a consolidated basis. The composition of our assets demonstrates an increase in the amounts reflected in our main line items.
The item “Cash and Due from Banks” included cash for Ps.35,592 million, balances held at the BCRA for Ps.192,380 million and balances held in correspondent banks for Ps.9,455 million. The balance held at the BCRA is used for meeting the minimum cash requirements set by the BCRA.

Our holdings of debt securities as of December 31, 2021 was Ps.235,937 million. Our holdings of government and private securities are shown in more detail in Item 4. “Information on the Company”—B. “Operating Overview” — “Selected Statistical Information”— “Debt and Equity Securities”.
Our total net loans and other financing were Ps.744,434 million as of December 31, 2021, of which Ps.575,586 million corresponded to Banco Galicia’s portfolio and Ps.175,550 corresponded to Naranja X’ portfolios, the remaining amount to secured loans held by Sudamericana. For more information on loan and other financing activities portfolios, see Item 4. “Information on the Company”—B. “Operating Overview” — “Selected Statistical Information”— “Loan and Other Financing Portfolio”.
A.4 Exposure to the Argentine Public Sector
The following table shows our total net exposure, primarily related to Banco Galicia, to the Argentine public sector as of December 31, 2021, 2020 and 2019.

	As of December 31,
	2021	2020	2019

	(in millions of Pesos)
Government securities net position	338,872	274,406	188,851
Leliq	181,567	193,696	119,476
Botes	32,566	32,468	22,255
Other	124,739	48,242	47,120
Other Financing Assets	203,232	92,133	61,928
Repurchase agreement transactions - BCRA	203,205	92,068	61,802
Loans and Others Financing	1	20	60
Certificate of Participation in Trusts	26	45	66

Total (1)	542,104	366,539	250,779

(1)	Does not include deposits with the BCRA, which constitute one of the items by which Banco Galicia complies with the BCRA’s minimum cash requirements.
As of December 31, 2021, the exposure to the public sector amounted to Ps.542,104 million, an increase of 48% as compared to Ps.366,539 million for the year ended December 31, 2020. Excluding the debt securities issued by the BCRA, the Bank’s exposure amounted to Ps.157,332 million equal to 9% of total assets.
A.5 Funding
Banco Galicia’s and Naranja X’ lending activities are our main asset-generating businesses. Accordingly, most of our borrowing and liquidity needs are associated with these activities. We also have liquidity needs at the level of our holding company, which are discussed in Item 5. “Operating and Financial Review and Prospects”—B. “Liquidity and Capital Resources”—“Liquidity-Holding Company on an Individual Basis”. Our objective is to maintain cost-effective and well diversified funding to support current and future asset growth in our businesses. For this, we rely on diverse sources of funding. The use and availability of funding sources depends on market conditions, both local and foreign, and prevailing interest rates. Market conditions in Argentina include a structurally limited availability of domestic long-term funding.

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
Traditionally, our primary source of funding has been Banco Galicia’s deposit taking activity. Although Banco Galicia has access to BCRA financing, management does not view this as a primary source of funding in line with our overall strategies discussed herein. Other important sources of funding have traditionally included issuing foreign currency-denominated medium and long-term debt securities issued in foreign capital markets and borrowing from international banks and multilateral credit agencies. Banco Galicia entered into a master loan agreement with the International Finance Corporation (“IFC”) in 2016, for US$130 million, divided into two parts, one of them with the purpose of funding long-term loans to SMEs and the other part with the purpose of funding renewable energy project and efficiency energy power project. Additionally, Banco Galicia entered into master bond agreements with the IFC for US$100 million in order to expand its loan program for environmental efficiency projects. As of the date hereof, the debt outstanding pursuant to the master loan agreement entered into with the IFC amounts to US$27 million (approximately Ps.2,740 million). On the other hand, as of the date hereof, the debt outstanding pursuant to the master bond agreements with the IFC amounts US$44 million (approximately Ps.4,598 million)
Selling government securities under repurchase agreement transactions has been a recurrent source of funding for Banco Galicia. Although not presently a key source of funding, repurchase agreement transactions are part of the liquidity policy of the Bank. Within its liquidity policy, Banco Galicia considers its unencumbered liquid government securities holdings as part of its available excess liquidity. See Item 5. “Operating and Financial Review and Prospects” —B. “Liquidity and Capital Resources”—“Liquidity Management”.
Naranja X fund their business through the issuance of debt securities in the local and international capital markets, borrowing from local financial institutions and debt with merchants generated in the ordinary course of business of any credit card issuing company. In 2021, Naranja X issued debt securities in an amount equal to Ps.17,436 million and US$8.5 million (approximately US$178 million).
Below is a breakdown of our funding as of the dates indicated:

	As of December 31,
	2021		2020		2019
	Amounts	%	Amounts	%	Amounts	%

	(in millions of Pesos, except percentages)
Deposits	1,035,958	62	1,020,886	64	809,098	57
Checking Accounts	239,632	14	158,530	10	138,843	10
Savings Accounts	402,486	24	478,460	30	364,461	26
Time Deposits	364,520	22	362,027	23	288,375	20
Time Deposits - UVA	15,441	1	8,400	1	1,542	—
Others	4,089	—	4,458	—	5,414	—
Interests And Adjustments	9,790	1	9,011	1	10,463	1
Credit Lines	23,711	1	20,880	1	46,696	3
Argentine Central Bank	42	—	32	—	46	—
Correspondents	3,469	—	2,909	—	769	—
Financing from Local Financial Institutions	17,114	1	10,621	1	11,503	1
Financing from Foreign Financial Institutions	346	—	—	—	21,515	2
Financing from International Financial Institutions	2,740	—	7,318	—	12,863	1
Debt Securities (Unsubordinated and Subordinated) (1)	54,248	3	58,456	4	91,938	7
Other obligations (2)	259,657	16	217,416	14	220,873	16
Shareholders’ Equity	304,469	18	275,218	17	240,087	17

Total	1,678,043	100	1,592,856	100	1,408,692	100

(1)	Each item includes principal, interest accrued, exchange rate differences and premiums payable, as well as UVA adjustment, where applicable.
(2)	It includes debts with stores due to credit card transactions, collections on account of third parties in Pesos and foreign currency, miscellaneous obligations and allowances, among others.

The main sources of funds are deposits from the private sector, lines of credit extended by local banks and entities, international banks and multilateral credit agencies, repurchase transactions mainly related to government securities, mid- and long-term debt securities placed in the local and international capital market and debts with stores due to credit card transactions.
As of December 31, 2021, deposits represented 62% of our funding, decrease from the 64% of our funding that it represented as of December 31, 2020. Our deposit base decreased 1% in 2021 as compared to 2020. During fiscal year 2021, the Ps.15,072 million decrease in deposits was due to a decrease in amounts on deposit in our saving accounts from Ps.478,460 million in December 2020 to Ps.402,486 million in December 2021. For more information on deposits, see Item 4. “Information on the Company”—B. “Business Overview” — “Selected Statistical Information”—“Deposits”.
As of December 31, 2021, credit lines from international financial institutions amounted to Ps.2,740 million, which corresponded to amounts received from the IFC pursuant to a loan agreement. Also as of December 31, 2021, correspondents amounted to Ps.3,469 million and financing from local financial institutions totaled Ps.17,114 million of this total Ps.14,761 million corresponded to agreements with banks and Ps.1,752 million corresponded to amounts received from the BICE (Argentine subsidiary of development bank called BICE “
Banco de Inversion y Comercio Exterior”).
Our debt securities outstanding (only principal) were Ps.54,248 million as of December 31, 2021, as compared to Ps.58,456 million as of December 31, 2020, a decrease of 7%.
Of the total debt securities outstanding as of December 31, 2021, Ps.22,480 million corresponded to Peso-denominated debt, of which Ps.2,734 million corresponded to debt securities issued by Banco Galicia and Ps.19,746 million corresponded to debt securities issued by Naranja. The remaining Ps.31,768 million of outstanding debt securities corresponded to foreign currency-denominated debt in respect of subordinated debt securities due in 2026 issued by Banco Galicia and the green bond with the IFC.
As of December 31, 2021, the breakdown of our debt was as follows:

	December 31, 2021
	Currency	Expiration	Annual Interest Rate	Total (*)

	(in millions of Pesos, except for rates)
Banco Galicia
ON Subordinated (1)	US	07.19.26	(2)	26,276
Green Bond	US	06.21.25	5.90%	4,613
Class IX		$08.19.22	Badlar + 3%	1,670
Class X		$05.19.22	Fixed rate of 41%	1,064
Naranja
XXXVII		$04.11.22	Minimum 15% Rate/Badlar + 3.50%	1,336
XLIV		$01.08.22	Badlar + 4%	664
XLVI		$02.17.22	Badlar + 4.72%	4,166
XLVII	US	04.28.23	Fixed rate of 7%	879
XLVIII		$04.26.22	Badlar + 5.5%	5,256
XLIX Serie I		$08.13.22	Badlar + 5%	2,472
XLIX Serie II		$08.13.23	Badlar + 7.24%	1,726
L		$11.10.22	Badlar + 5%	4,126

Total				54,248

(*)	Includes principal and interest.
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

i) Ratings
The following are our ratings as of the date of this annual report:

December 31, 2021
	Standard & Poor’s	Fix Scr	Fitch Argentina	Evaluadora Latinoamericana	Moody’s
Local Ratings
Grupo Financiero Galicia
Rating of Shares	1
Banco Galicia
Counterparty Rating	raBBB-
Debt (Long-Term / Short Term)			AAA(arg)/A1+(arg)
Subordinated Debt				AA-
Deposits (Long Term / Short Term)	raBBB -/ raA-3
Deposits (Local Currency / Foreign Currency)					AAA.ar / AA-.ar
Naranja
Medium-/Long-Term Debt		AA-(arg)	CCC		Caa2
International Ratings
Banco Galicia
Issuer Credit Rating	CCC+
Counterparty Risk Rating (Local Currency / Foreign Currency)					-/Caa3
Bank Deposits (Local Currency / Foreign Currency)					Caa2 / Caa3
Long-Term Debt (Foreign Currency)					Caa3
Subordinated Debt Securitie	CCC-				Ca

(*)	See “ — Contractual Obligations”.
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

Naranja has a Global Short-Term, Medium-Term and Long-Term Note Program for the issuance of up to US$1,000 million (or the equivalent amount in other currencies) that was approved by the CNV on May 10, 2018. Such notes may be unsecured or secured, denominated in Pesos, Dollars or, at Naranja’s option, in other currencies, with maturities of not less than 30 days after their issuance date. Also, they may be offered in separate classes and/or series and may be re issued, as applicable, in the amounts, at the prices and under the conditions to be established and specified in the applicable pricing supplement. Finally, on February 19, 2020, the Board of Directors of Tarjeta Naranja S.A. approved the extension of the term of the Program for 5 years. Then, on March 18, 2020, the National Securities Commission authorized said extension through Provision No. DI-2020-20-APN-GE#CNV.
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
A.6 Contractual Obligations
The table below identifies the total amounts (principal and interest) of our main on balance-sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due as of December 31, 2021.

	December 31, 2021
	Maturity	Annual Interest Rate	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Banco Galicia
Deposits
Time Deposits (Ps./US$)	Various	Various	379,838	379,751	87	—	—
Debt Securities
Class IX Due 2022 (Ps.) (4)	2022	Badlar + 300 bp	935	935	—	—	—
Class X Due 2022 (Ps.) (5)	2022	41%	1,592	1,592	—	—	—
2026 Subordinated (US$) (5)	2026	7.97%	25,355	—	—	25,355	—
Green Bond - IFC (US$)	2025	5.81%	4,581	1,309	2,618	654	—
Loans
IFC Financial Loans (US$)	Various	Various	2,740	1,713	1,027	—	—
Other Financial Loans (US$) (6)	Various	Various	346	346	—	—	—
IDB Financial Loans (Ps.)	Various	Various	66	34	32	—	—
BICE Financial Loans (Ps.)	Various	Various	466	307	148	11	—
BICE Financial Loans (US$)	Various	Various	1,267	659	608	—	—
Short-term Intrebank Loans (Ps.)	2022	17.94%	600	600	—	—	—
Correspondents	2022	-	3,469	3,469	—	—	—
BCRA (Ps.)	2022	-	42	42	—	—	—
NaranjaX
Financial Loans with Local Banks (Ps.)	Various	Various	14,538	12,673	1,865
Debt Securities (Ps.)	Various	Various	18,564	16,935	1,629
Debt Securities (U$S.)	2023	7%	873	—	873

Total			455,272	420,365	8,887	26,020	—

Principal and interest. Includes the UVA adjustment, where applicable.
(1)	Interest payable quarterly in cash, adjustable rate of Badlar + 269 bps Principal payable in full on February 17, 2020.
(2)	Interest payable in cash quarterly in cash, adjustable rate of Badlar + 298 bps Principal payable in full on May 18, 2020.
(3)	Interest payable in cash and principal payable in full on April 26, 2020.
(4)	Interest payable in cash quarterly in cash, adjustable rate of Badlar + 350 bps Principal payable in full on April 26, 2021.

(5)	Interest payable in cash semi-annually, fixed rate of 8.25%, up to July 19, 2021, when benchmark rate will be a 7.156% additional. Principal payable in full on July 19, 2026.
(6)	Borrowings to finance international trade operations to Bank customers.
i) Leases
The following tables provides information for leases where Grupo Financiero Galicia is the lessee:

December 31, 2021
(In millions of Pesos)
Amounts recognized in the Statement of Financial Position:
Right-of-use asset (1)	4,505
Lease Liabilities (2)	4,382

(1)	Recorded in the Property, Plant and Equipment item, for right of use of real property.
(2)	Recorded in the item Other Financial Liabilities.

December 31, 2021
(In millions of Pesos)
Amounts recognized in the Statement of Income:
Charge for depreciation of right-of-use assets (1)(2)	2,025
Interest Expenses (3)	530
Expenses related to short-term leases (4)	250
Expenses related to low-value assets leases (4)	235
Sublease Income (5)	2

(1)	Depreciation for right of use of Real Property.
(2)	Recorded in the item Depreciation and Impairment of assets.
(3)	Recorded in the item Other Operating Expenses, Lease Interest.
(4)	Recorded in the item Administrative Expenses.
(5)	Recorded in the item Other Operating Income.
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
Our credit exposure related to these items as of December 31, 2021 is set forth below:

December 31, 2021
(in millions of Pesos)
Agreed Commitments	54,380
Export and Import Documentary Credits	5,946
Guarantees Granted	11,539
Responsibilities for Foreign Trade Transactions	873
The credit risk of these instruments is similar as the credit risk associated with credit facilities provided to individuals and companies. To provide guarantees to our customers, we may require counter-guarantees, which are classified as follows:

December 31, 2021
(in millions of Pesos)
Other Preferred Guarantees Received	17
Other Guarantees Received	533
In addition, checks to be debited and credited, notes, invoices and miscellaneous items subject to collection are recorded in memorandum accounts until such instruments are approved or accepted.
The risk of loss in these offsetting transactions is not significant.

December 31, 2021
(in millions of Pesos)
Checks and Drafts to be Debited	9,334
Checks and Drafts to be Credited	10,578
Values for Collection	143,872
Grupo Galicia acts as trustee pursuant to trust agreements to secure obligations in connection with financing transaction undertaken by its customers. The amount of funds and securities held in trust as of December 31, 2021 is as follows:

December 31, 2021
(in millions of Pesos)
Trust Funds	9,956
Securities Held in Custody	1,803,675
These funds and securities are not included in Grupo Galicia’s consolidated financial statements as it does not have control over the same. For additional information regarding off-balance sheet financial instruments, see Note 48 to our audited consolidated financial statements.
A.8 Principal Trends
i) Related to Argentina
After a considerable upturn of 10.3% in economic activity in 2021, helped by the low comparison base that characterized 2020, the year 2022 is expected to show moderate activity growth. In part, the growth would be explained by the statistical carry-over that, although substantially lower than in 2021, would be significant enough for 2022 to show an expansion of economic activity. The increase in exports, sustained by a higher international price of commodities, but offset by smaller quantities given the adverse climate in the summer of 2022, and the partial recovery of private consumption would be the key factors in the evolution of the economy. This would be dependent on the performance of other decisive factors, both political and economic, which will define the direction of the economy.
The growth of the economy would allow the recovery of fiscal revenues which, in combination with at least a partial elimination of the fiscal package used to contain the pandemic during the last biennium and a projected drop in economic subsidies for energy rates, anticipates a fiscal scenario with a reduction in the primary deficit for this year compared to 2021’s 3.6% deficit (without accounting for extraordinary sources of income such as the SDRs distributed by the IMF and the tax on large fortunes).
Additionally, debt maturities in the local market and with international organizations for financing requirements will be added to this year’s primary fiscal deficit. Although part of these maturities is expected to be refinanced, the evolution of negotiations with the International Monetary Fund will be crucial in order to renegotiate maturities of approximately US$45 billion, of which US$18.9 billion would be due in 2022. The possibility of Argentina returning to the international debt markets still seems distant, since the Country Risk stands above 1,700 bps. The Treasury’s requirements would be covered again with money issuance (for up to 1% of the GDP according to the initial understanding with the IMF), with new debt in the domestic market and with lines of credit from International Organizations.
After two years in which the monetization of the fiscal deficit reached historically high levels as a result of the financing of fiscal policies to contain the effects of the pandemic, more money supply could put upward pressure on domestic prices. This is why, added to the accumulation of repressed inflation during 2021, one would expect to see inflation remain at high values in 2022.
Monetary levels of the fiscal deficit will also define the pressure on different dollar exchange rates and will eventually define the levels of the exchange rate gap. In a context where the real exchange rate decreased by 18% in 2021 and where there may be an increase in imports due to foreign exchange incentives and increased economic activity, the levels of the exchange rate gap will be the key to the pressure on the official exchange market and finally on international reserves, which showed practically no variation in 2021 despite an unprecedented trade surplus in recent years.
ii) Related to the Financial System
The Argentine financial system will continue interacting mainly with the private sector, with short-term financing and financial products, maintaining high liquidity levels at the same time.
It is expected that banks will continue to show positive real benefits, such as those recorded in 2021, allowing capitalization levels to be maintained above the minimum capital requirements established by the Basel Committee. The institutions will continue working on expenses in order to improve efficiency indicators.
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

iii) Related to Us
As in the two previous years, we believe that 2022 will be marked by uncertainty. Over the course of 2021 and first quarter of 2022, central banks around the world started applying more hawkish monetary policies in order to deal with accelerating inflation, exacerbated by the armed conflict between Russia and Ukraine, while the COVID-19 pandemic is not yet over.
Argentina achieved signing a new 30-month agreement with the IMF under the Extended Fund Facility (EFF), which enables the country to refinance capital payments due under the previous Stand-By agreement.
The IMF demanded certain goals to be met by Argentina, including a fiscal primary deficit reduction, limitations to monetary financing, tariffs adjustments and the accumulation of international foreign reserves. The diverse macroeconomic imbalances are expected to be at least partially reduced during 2022. Inflation significantly accelerated during the first quarter of the year, taking into account a higher pace of peso depreciation, an update in public tariffs and the impact of increased international energy and foods prices, while the economy is expected to grow at a slower pace than during 2021, given a lower comparison base.
In a context of weak economic recovery and marked pressure over prices, it is expected that certain operations will continue being regulated in terms of: direct credit through the different versions of financing lines for productive investments in SMEs (although these may entail benefits or exemptions on reserve requirements), minimum deposit rates or maximum placement rates for certain lines, and limits on the placement of excess liquidity in economic policy instruments.
During the first quarter of the year, increased inflation significantly exceeded efforts on behalf of the Central Bank as to achieve positive interest rates in real terms. Looking forward, consecutive reference rate increases may overcome lower inflation levels towards the end of the year.
Inflation may also have a detrimental effect on Banco Galicia´s financial income due to the restrictions placed on dividend payout, despite the recent easing of on these limitations.
It is expected that in 2022 the exchange market will be under pressure again. Given this, another aspect to be considered, in terms of the impact of regulations implemented during 2020, are the direct impacts, already known and analyzed in 2020 and 2021, on the volume of foreign currency transactions. On the other hand, regulations that prevented increases in fees charged or that restricted or prohibited the collection of certain commissions (e.g.: for the use of ATMs), may be gradually eased or relaxed as the Argentine economy improves.
Finally, financing and uncollectability are expected to increase 51% and 49%, respectively. Thus, possibly returning to 2019 levels. It should be taken into account that the waivers and sources of funding and subsidies granted by the BCRA in 2020 prevented a true analysis of the real impact on the deterioration of our subsidiaries loan portfolios.
With this macroeconomic framework, we foresee the following possible impacts on Banco Galicia’s operations:

•
Although financial income will continue to be negatively affected by maximum lending interest rates and a demand driven by subsidized credit, it will improve as compared to the previous year due to an expected increase in real interest rates (this is highly dependent on the evolution of inflation rates during 2022).

•
With respect to deposits and loans, Banco Galicia expects to grow both in volume and in market share in 2022. The expansionary monetary policy with foreign exchange controls imposed by the administration, will probably continue generating dynamism in deposits, but higher-than-expected domestic prices or a foreign exchange correction might have a negative impact on the financial margin via lower deposits –which implies less funds to allocate- and lower interest rates.

•	Another risk, related to financial income, is the exposure of non-monetary assets to inflation, which is anticipated to continue during 2022.

•	Despite regulations limiting price´s increase and restrictions to access the FX Market, fee income is expected to increase in 2022 thanks to efficiencies generated in the lines of business.

•	Given the undergoing digital transformation, Banco Galicia is generating efficiencies that are translated into stable administrative expenses compared to the previous year.
In sum, the Bank’s business is expected to improve during 2022 relative to the previous year provided that the depicted macroeconomic scenario holds; i.e., reach an agreement with the IMF, experience higher monetary policy rates, reduce macroeconomic imbalances and avoid a run against the peso. However, Banco Galicia’s current liquidity and solvency levels will allow it to cope with this situation.
With respect to Naranja X, as it is a credit-and-consumption-related business, it is certainly difficult for us to make any forecast for the coming months due to the current high level of economic volatility. Based on the 2022 Argentine budget this year is expected to be marked by the aftermath of the economic crisis in Argentina and the estimated impact will be reflected in a potential drop in the volume of operations or customer transactions. Therefore, revenue obtained from services will be affected.
Additionally, the Naranja access to financing through the capital market may be limited, which in turn would leave Naranja with less ability to offer financing plans or loans to its customers, with the consequent impact that would have on financial income. However, Naranja has so far been able to maintain the liquidity and solvency levels that would allow it to address the obligations incurred.
Loan and other receivables loss provisions will increase as a consequence of the general impact of the economic environment.
However, Naranja X is committed to becoming the most humane and popular technological and financial platform in Argentina, with a familiar approach to its client which will allow it to scale with simplicity and massiveness, new products and services, facilitating inclusion and financial education.
On the other hand, Sudamericana Holding does not foresee significant consequences on their business during 2022, either in economic or financial terms.
During 2022, Galicia Retiro will continue to offer its Retiro Individual in pesos, although there is not expected to be a focus on increasing the placement of the same.
In addition, during 2022 Galicia Seguros expects to continue implementing its strategic plan from prior years, with the aim of sustaining the growth obtained in previous years. The company will continue to work to expand its business through Banco Galicia and Naranja X’s various customer channels, as well as through the continued development of its existing sales channels by offering new products, through the application of new means of contacts and sale, and through the potential offering of insurance underwriting in new property lines.
Likewise, it plans to continue to focus on the following objectives: (i) promoting the growth of its business and offering complementary products to the core business of Banco Galicia and its subsidiaries, adjusted to the needs of each one of the segments; (ii) expanding the sale of insurance for companies; (iii) improving management efficiency in order to support the growth of its business volume, and implementing updates to its administration system; (iv) consolidating its position in relation to personal insurance, taking advantage of synergies with the financial group and developing the open market and additional channels; (v) maintaining its efforts to contain the level of expenses and obtain the projected revenue levels; and (vi) promoting a very good internal climate and being elected as an excellent company to work for by its staff.
All these actions are intended to enhance sales and billing volumes in a context aimed at continuing to obtain adequate levels of profitability.

As for Galicia Asset Management, it is estimated that, in 2022, it will obtain a growth in the volume of assets under management and will maintain its leading position in the Argentine industry by leading the Argentine fund market. The current economic context suggests that investments will be concentrated primarily in money market or short-term bond funds, and to a lesser extent in the rest of the funds. In addition, this line of business plans to continue to deepen and expand the marketing of its products through the use of distribution and placement agents, a niche that is expected to continue to grow.
The organizational structure within the company is expected to remain stable during the year, and this company plans to continue to focus on the automation of its services and on the roll out of technological changes being implemented across the Grupo Galicia family that are aimed at improving efficiency and their customer’s digital experience.
The operational management of the Group Financiero Galicia’s subsidiaries is currently stable, hopefully enabling us to comply with the needs and demands of our customers and of the control and supervision bodies. The implementation of work from home policies for our employees and our technological infrastructure have become invaluable tools to remain operative.
During 2022, Grupo Financiero Galicia will continue with the objective of strengthening its leadership position in the market. The digital transformation we are going through is the engine to continue enhancing and accelerating our goal of growing and attracting new customers.
The search for simplicity in offering products and services to our customers, as well as safer and more efficient processes are objectives that allow us to face significant growth and generate operational efficiency at the same time. Tailoring offers to clients and segment and focusing on improving our customers´ experience are the keys for their continuing to choose us. Focusing on these pillars we hope to leverage new lines of business, such as MODO systemic payment application, new companies, such as Inviu, or mergers, such as those of Naranja and Naranja Digital.
The business growth of all the companies that make up Grupo Financiero Galicia takes place within the framework of a sustainable management. To this end, we will continue to seek new opportunities aimed at the common good and care for the environment.
The Board of Directors is closely monitoring the context in which we operate and taking all the required measures within their reach to preserve human life and our operations.
The analysis of these trends should be read in conjunction with the discussion in Item 3. “Key Information”— D. “Risk Factors”, and with consideration that the Argentine economy has been historically volatile, which has negatively affected the volume and growth of the financial system.
B. Liquidity and Capital Resources
B.1 Liquidity - Holding Company on an Individual Basis
We generate our net earnings/losses from our operating subsidiaries, specifically Banco Galicia, our main operating subsidiary. Banco Galicia’s dividend-paying ability has been affected since late 2001 by the effects of the 2001-2002 liquidity crisis and its impact on Banco Galicia’s income-generation capacity. In addition, there were other restrictions on Banco Galicia’s ability to pay dividends resulting from applicable BCRA rules and the loan agreements entered by Banco Galicia as part of its foreign debt restructuring. See Item 8. “Financial Information”—“Dividend Policy and Dividends.”
From 2002 to 2010 we did not receive any dividends from Banco Galicia, which is the primary source of funds available to us. On April 27, 2011, during the shareholders’ meeting of Banco Galicia, a distribution of cash dividends for a total amount of Ps.100 million was approved and the payment of distributions resumed. Most recently, in April 2019, we received from Banco Galicia a cash dividend of Ps.1,500 million (equivalent to Ps.4,101 million as of December 2021) for fiscal year 2018.

Due to the regulations passed by the BCRA within the framework of the measures taken by the government to respond to the COVID-19, the capacity of the Argentine financial system to pay cash dividends was suspended until December 31, 2021. As such, Grupo Financiero Galicia did not receive any dividends from Banco Galicia during 2020 and 2021. However, Grupo Financiero Galicia did distribute dividends to its shareholders during 2020 and 2021.
In December 2021, the BCRA issued Communication “A” 7421, authorizing Financial Institutions, ad referendum of said Central Bank, to distribute for 2022 a maximum of up to 20% of the results obtained during fiscal year ended December 31, 2021, in 12 equal, consecutive, monthly installments. On April 7th, 2022, the BCRA authorized our main subsidiary, Banco Galicia, to pay a cash dividend for Ps.18,016,128,000, to be paid in 12 equal, consecutive, monthly installments.
The extent to which a banking subsidiary may extend credit or otherwise provide funds to a holding company is limited by BCRA rules. For a description of these rules, see Item 4. “Information on the Company-Argentine Banking Regulation-Lending Limits.”
During fiscal years 2019 and 2020, Grupo Financiero Galicia received from its subsidiaries dividends for Ps.2,392 million (equivalent to Ps.6,249 million as of December 2021), and Ps.2,367 million (equivalent to Ps.4,113 million as of December 2021), respectively.
During fiscal year 2021, Grupo Financiero Galicia received cash dividends from our subsidiaries for Ps.3,284 million (equivalent to Ps.4,121 million as of December 2021).
During January 2022, Grupo Financiero Galicia received a dividend of Ps.258 million from Sudamericana Holding. Similarly, during March 2022 Grupo Financiero Galicia received a cash dividend of Ps.1,547 million from Galicia Assets Management, Ps.110 million from Galicia Securities and Ps.329 million from Sudamericana Holding. Likewise, during April 2022, we received cash dividends for Ps.1,800 million from our subsidiary Tarjetas Regionales.
According to Grupo Financiero Galicia’s policy for the distribution of dividends and due to Grupo Financiero Galicia’s financial condition for the fiscal year ended December 31, 2021 and the fact that most of the profits for fiscal years 2019 and 2020 also corresponded to income from holdings (with just a fraction corresponding to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations Law) a proposal was made by the Board of Directors, to be treated at the next Shareholders’ Meeting to be held on April 26, 2022.
This proposal is:

•
to distribute a cash dividend for an amount, that inflation adjusted, pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, results in Ps.11,000,000,000 being distributed for 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each and

•	to allocate the amount of Ps.8,000,000,000, to integrate the Special Discretionary Reserve for eventual dividend distribution.
Likewise, it will be proposed:

•
to delegate to the Board of Directors the authority to partially disaffect the Special Discretionary Reserve for eventual dividend distribution in two payments to be made in, September 2022 and January 2023, for a total amount that, inflation adjusted, pursuant to Resolution 777/2018 of the Argentine Securities and Exchange Commission, results in Ps.4,000,000,000, each being distributed regarding 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each, all subject to liquidity conditions, actual receipt of dividends from our subsidiary Banco Galicia and our overall financial situation at such time; and

•	to delegate to the Board of Directors the authority to determine the payment method, in cash or in kind, in this case valued at market price, or in any combination of both options.
For fiscal year 2019, the shareholders’ meeting held on September 22, 2020, approved the distribution of cash dividends for Ps.1,700 million (equivalent to Ps.2,857 million as of December 2021), which represented a dividend of 119.1507% with respect to 1,426,764,597 class A and B ordinary shares of Grupo Financiero Galicia with a face value of Ps.1 each. Similarly, for fiscal year 2020, the shareholders’ meeting held on April 27, 2021, approved the distribution of cash dividends for Ps.1,500 million (equivalent to Ps.1,926 million as of December 2021), which represented a dividend of 101,7161% with respect to 1,474,692,091 class A and B ordinary shares of Grupo Financiero Galicia with a face value of Ps.1 each.
For fiscal year 2019 and 2020, Pursuant to what is set forth in the paragraph without number incorporated after article 25 of Act No.23,966, incorporated by Act. No.25,585 (and amendments), when corresponding, Grupo Financiero Galicia withheld the amounts paid for each fiscal year in its capacity as substitute taxpayer of the shareholders’ subject to the tax on personal assets. Similarly, for fiscal year 2021, Grupo Financiero Galicia will withhold, when corresponding, an amount for personal assets and income tax on dividends to be distributed.
As of December 31, 2021, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.9 million, short-term investments made up of special checking account deposits, mutual funds, and government securities in an amount of Ps.559 million and foreign currency in an amount of US$8.3 million.
As of December 31, 2020, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.8 million, short-term investments made up of special checking account deposits, mutual funds and government securities and foreign currency in an amount of Ps.645 million (equivalent to Ps.974 million as of December 2021).
As of December 31, 2019, Grupo Financiero Galicia, on an individual basis, had cash and amounts due from banks in an amount of Ps.0.3 million, short-term investments made up of special checking account deposits, mutual funds and government securities and foreign currency in an amount of Ps.810 million (equivalent to Ps.1,665 million as of December 2021).
During fiscal year 2021, Grupo Financiero Galicia made capital contributions for a total amount of Ps.977 million (equivalent to Ps.1,113 million as of December 2021), all applied to IGAM LLC. Likewise, Grupo Financiero Galicia made capital contributions in favor of its subsidiary IGAM LLC during January 2022 for Ps.200 million, February 2022 for Ps.200 million, March 2022 for Ps.100 million and April 2022 for Ps.200 million.
For a description of the notes issued by Grupo Financiero Galicia, see —Item 5.A. “Operating Results” —” Debt Programs”.
Each of our subsidiaries is responsible for their own liquidity management. For a discussion of Banco Galicia’s liquidity management, see “Banco Galicia’s Liquidity Management-Banco Galicia Liquidity Management”.
B.2 Consolidated Cash Flows
Our consolidated statements of cash flows were prepared in accordance with IAS 7 (Statements of Cash Flows). See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2021, December 31, 2020 and December 31, 2019 included in this annual report.
As of December 31, 2021, on a consolidated basis, we had Ps.641,961 million in available cash (defined as total cash and cash equivalents), representing a Ps.70,164 million increase as compared to the Ps.571,797 million in available cash as of December 31, 2020.
As of December 31, 2020, on a consolidated basis, we had Ps.571,797 million in available cash, representing a Ps.94,809 million increase as compared to the Ps.476,988 million in available cash as of December 31, 2019.
Cash equivalents are comprised of the following: BCRA debt instruments having a remaining maturity that does not exceed 90 days, securities in connection with reverse repurchase agreement transactions with the BCRA, local interbank loans and overnight placements in correspondent banks abroad. Cash equivalents also comprise, in the case of Naranja X, time deposit certificates and mutual fund shares.

The table below summarizes the information from our consolidated statements of cash flows for the fiscal years ended December 31, 2021, 2020 and 2019.

	December 31,
	2021	2020	2019
	(in millions of Pesos)
Net Cash generated by / (used in) Operating Activities	282,811	277,361	(39,463)
Net Cash used in Investment Activities	(8,418)	(10,237)	(10,843)
Net Cash generated by / (used in) Financing Activities	8,429	(52,990)	(37,883)
Exchange income on Cash and Cash Equivalents	44,397	49,518	104,956
Net increase in cash and cash equivalents	327,219	263,652	16,767
Monetary loss related to cash and cash equivalents	(257,055)	(168,843)	(253,782)
Cash and cash equivalents at the beginning of the year	571,797	476,988	714,003

Cash and cash equivalents at end of the year	641,961	571,797	476,988

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

Management believes that cash flows from operations and available cash and cash equivalent balances, will be sufficient to fund our financial commitments and capital expenditures for fiscal year 2022.
i) Cash Flows from Operating Activities

	December 31,
	2021	2020	2019

	(in millions of Pesos)
Cash Flows from Operating Activities
Income before Taxes from Continuing Operations	47,501	69,882	82,515
Adjustment to Obtain the Operating Activities Flows:
Loan and other Receivables Loss Provisions	23,699	52,874	45,282
Depreciation and Impairment of Assets	14,497	12,504	10,407
Loss on Net Monetary Position	79,502	51,355	56,513
Other Operations	121,644	55,502	68,872
Net (Increases)/Decreases from Operating Assets:
Debt securities measured at fair value through profit or loss	(13,472)	(25,384)	2,878
Derivative Financial Instruments	2,021	1,518	859
Repurchase Transactions	(127)	(69)	(6,289)
Other Financial Assets	(7,862)	1,151	4,133
Net Loans and Other Financing
- Non-financial Public Sector	—	17	27
- Other Financial Institutions	9,364	(4,179)	(1,620)
- Non-financial Private Sector and Residents Abroad	15,803	(106,383)	109,747
Other Debt Securities	(59,534)	4,261	6,513
Financial Assets Pledged as Collateral	(6,983)	(4,517)	10,460
Investments in Equity Instruments	6,330	467	(8,850)
Other Non-financial Assets	753	1,316	(3,335)
Non-current Assets Held for Sale	44	36	1,842
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector	(6,583)	28,537	(23,117)
- Financial Sector	428	2,012	(1,323)
- Non-financial Private Sector and Residents Abroad	21,226	181,240	(304,782)
Liabilities at fair value through profit or loss	76	(2,922)	(3,857)
Derivative Financial Instruments	625	(1,724)	(3,993)
Other Financial Liabilities	49,621	2,005	(60,993)
Provisions	(1,318)	55	1,063
Other Non-financial Liabilities	224	96	(1,655)
Income Tax Collections/Payments	(14,668)	(42,289)	(20,760)

Net Cash generated by / (used in) Operating Activities	282,811	277,361	(39,463)

In fiscal year 2021, net cash generated by operating activities taking into account the impact of inflation amounted to Ps.282,811 million, mainly due to a Ps.49,621 million net increase in cash generated from other financial liabilities and a Ps.21,226 million net increase in net cash generated from deposits from the non-financial private sector and from residents abroad. Such amounts were partially offset by net cash used of Ps.59,534 million related to an increase in other debt securities.
In fiscal year 2020, net cash generated by operating activities including the inflationary effect amounted to Ps.277,361 million, mainly due to a Ps.181,240 million net increase in net cash generated from deposits from the non-financial private sector and from residents abroad. Such amount was partially offset by net cash used of Ps.106,383 million related to an increase in net loans and other financing to the non-financial private sector and to residents abroad.
In fiscal year 2019, net cash used in operating activities including the inflationary effect amounted to Ps.39,463 million, mainly due to: (i) a Ps.304,782 million net decrease in deposits to non-financial private sector and residents abroad and (ii) a Ps.60,993 million decrease in other financial liabilities. Such amount was partially offset by net cash provided by Ps.109,747 million related to a decrease in net loans and other financing to non-financial private sector and residents abroad.

ii) Cash Flows from Investing Activities

	December 31,
	2021	2020	2019

	(in millions of Pesos)
Cash Flows from Investment Operations
Payments:
Purchase of PP&E, Intangible Assets and Other Assets	(9,943)	(10,753)	(16,350)
Interests in other companies	(209)	(154)	—
Collections:
Sale of PP&E, Intangible Assets and Other Assets	650	399	5,507
Dividends earned	1,039	271	—
Discontinued Operations/Sale of Equity Investments in Associates and Joint Ventures	45	—	—

Net Cash used in by Investment Activities	(8,418)	(10,237)	(10,843)

In fiscal year 2021, net cash used in investing activities amounted to Ps.8,418 million and was mainly attributable to the acquisition of property, plant and equipment, intangible assets and other assets for Ps.9,943 million. Such amount was partially offset by dividends received from investments in equity instruments for Ps.1,039 million and by funds received from the sale of property, plants and equipment, intangible assets and other assets for Ps.650 million.
In fiscal year 2020, net cash used in investing activities amounted to Ps.10,237 million mainly attributable to the acquisition of property, plant and equipment, intangible assets and other assets for Ps.10,753 million. Such amount was partially offset by funds provided by the sale of property, plants and equipment, intangible assets and other assets for Ps.399 million and for the dividends received from investment in equity instruments for Ps.271 million.
In fiscal year 2019, net cash used in investing activities amounted to Ps.10,843 million mainly attributable to the acquisition of property, plants and equipment, intangible assets and other assets for Ps.16,350 million. Such amount was partially offset by funds provided by the sale of property, plants and equipment, intangible assets and other assets for Ps.5,507 million.
iii) Cash Flows from Financing Activities

	December 31,
	2021	2020	2019

	(in millions of Pesos)
Cash Flows from Financing Activities
Payments:
Unsubordinated Debt Securities	(17,057)	(42,021)	(31,435)
Loans from Local Financial Institutions	(17,748)	(53,067)	(106,291)
Dividends	(1,926)	(3,074)	(5,468)
Leases payment	(1,736)	(2,012)	(2,056)
Collections:
Unsubordinated Debt Securities	23,883	17,703	11,662
Loans from Local Financial Institutions	23,013	29,481	95,433
Capital increase	—	—	272

Net Cash generated / (used in) by Financing Activities	8,429	(52,990)	(37,883)

In fiscal year 2021, net cash generated in financing activities amounted to Ps.8,429 million due to: (i) Ps.23,883 million received from the issuance of unsubordinated debt securities and (ii) Ps.23,013 million of loans received from local financial institutions. Such amount was partially offset by: (i) payments on outstanding loans from local financial institutions for Ps.17,748 million and (ii) payments on outstanding unsubordinated debt securities for Ps.17,057 million during 2021.

In fiscal year 2020, net cash used in financing activities amounted to Ps.52,990 million due to: (i) Ps.53,067 million as consequence of payments of loans obtained from local financial institutions and (ii) Ps.42,021 million of payments of principal and interest on unsubordinated debt securities issued by Grupo Financiero Galicia or its subsidiaries. Such amount was partially offset by: (i) funds provided by loans from local financial institutions for Ps.29,481 million and (ii) issuances by Grupo Financiero Galicia or its subsidiaries of unsubordinated debt securities for approximately Ps.17,703 million during 2020.
In fiscal year 2019, net cash used in financing activities amounted to Ps.37,883 million due to: (i) Ps.106,291 million as consequence of payments of loans obtained from local financial institutions, (ii) Ps.31,435 million of payments of principal and interest on unsubordinated debt securities issued by Grupo Financiero Galicia or its subsidiaries, (iii) Ps.5,468 million of payments of dividends and (iv) Ps.2,056 million for leases payments. Such amount was partially offset by funds provided by loans from local financial institutions for Ps.95,433 million.
iv) Effect of Exchange Rate on Cash and Cash Equivalents
In fiscal year 2021, the effect of the exchange rate on consolidated cash flow amounted to Ps.44,397 million, a decrease of Ps.5,120 million as compared to fiscal year 2020. The exchange rate as of December 31, 2021 was Ps.102.75 per US$1.
In fiscal year 2020, the effect of the exchange rate on consolidated cash flow amounted to Ps.49,517 million, a decrease of Ps.55,439 million as compared to fiscal year 2019. The exchange rate as of December 31, 2020 was Ps.84.145 per US$1.
In fiscal year 2019, the effect of the exchange rate on consolidated cash flow amounted to Ps.104,956 million. The exchange rate as of December 31, 2019 was Ps.59.8950 per US$1.
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
Grupo Financiero Galicia’s liquidity policy covers three areas of liquidity risk:

•
Stock Liquidity
: The excess amount of cash and liquid assets above the legal minimum cash requirements, taking into account the characteristics and performance of Banco Galicia’s different liabilities, as well as the nature of the assets that provide such liquidity.

•	Cash Flow Liquidity: Gaps between the contractual maturities of consolidated financial assets and liabilities.

•
Concentration of Deposits
: The concentration of deposits is regulated in terms of the top leading customers and the following 50 customers. A maximum limit with respect to the share in deposits is determined on an individual basis for such customers.

As of December 31, 2021, the consolidated gaps between maturities of Grupo Financiero Galicia´s financial assets and liabilities based on contractual remaining maturity were as follows:

	December 31, 2021
	Less than one Year	1 –5 Years	5 – 10 Years	Over 10 Years	Total

	(in millions of Pesos, except ratios)
Assets
Cash and Due from Banks	39,351	—	—	—	39,351
Argentine Central Bank – Escrow Accounts	380,213	—	—	—	380,213
Overnight Placements in Banks Abroad	4,839	—	—	—	4,839
Loans – Public Sector	9,238	2,074	—	—	11,312
Loans – Private Sector	429,722	76,616	8,881	16,642	531,861
Government Securities	156,406	—	—	—	156,406
Notes and Securities	2,774	915	—	—	3,689
Financial Trusts	47	—	—	—	47
Receivables from Financial Leases	652	539	4	—	1,195
Other Financing	2,131	3,439	—	—	5,570
Government Securities Forward Purchase	208,265	—	—	—	208,265

Total Assets	1,233,638	83,583	8,885	16,642	1,342,748

Liabilities
Deposits in Savings Accounts	362,672	—	—	—	362,672
Demand Deposits	287,923	—	—	—	287,923
Time Deposits	379,852	87	—	—	379,939
Notes	2,541	25,355	—	—	27,896
Banks and International Entities	3,378	4,312	—	—	7,690
Local Financial Institutions	998	795	—	—	1,793
Other Financing	100,277	2,707	296	121	103,401

Total Liabilities	1,137,641	33,256	296	121	1,171,314

Asset / Liability Gap	95,997	50,327	8,589	16,521	171,434
Cumulative Gap	95,997	146,324	154,913	171,434
Ratio of Cumulative Gap to Cumulative Liabilities	8.4%	12.5%	13.2%	14.6%
Ratio of Cumulative Gap to Total Liabilities	8.2%	12.5%	13.2%	14.6%

(*)	Principal plus UVA adjustment. Does not include interest.
(1)	Includes, mainly, debt with retailers due to credit card operations, liabilities in connection with repurchase transactions, debt with domestic credit agencies and collections for third parties.
The table above is prepared taking into account contractual maturity. Therefore, all financial assets and liabilities with no maturity date are included in the “Less than One Year” category.
Banco Galicia must comply with a maximum limit set by its board of directors for liquidity mismatches. This limit has been established at -25% (minus 25%) for the ratio of cumulative gap to total liabilities within the first year. Banco Galicia complies with the established policy, since such gap was of 7.4% as of December 2021.
ii) Banco Galicia Liquidity Management
The following is a discussion of Banco Galicia’s liquidity management.
Banco Galicia’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet customer’s credit demand. To set the appropriate level, forecasts are made based on historical experience and on an analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds. As of December 31, 2021, Banco Galicia’s liquidity structure was as follows:

December 31, 2021
(in millions of Pesos)
Legal Requirement	363,086
Management Liquidity	314,689

Total Liquidity	677,775

Legal requirements correspond to the minimum cash requirements for Peso- and foreign currency-denominated assets and liabilities as per the rules and regulations of the BCRA.
The assets that can be taken into account for compliance with this requirement are the balances of the Peso- and foreign currency-denominated deposit accounts at the BCRA, the liquidity bills and Bote 2022, and the escrow accounts held at the BCRA in favor of clearing houses.
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

	As of December 31,
	2021	2020	2019

	(in millions of Pesos, except ratios, multiples and percentages)
Shareholders’ Equity attributable to GFG	304,469	275,218	234,142
Shareholders’ Equity attributable to GFG as a Percentage of Total Assets	18.14	17.28	16.62
Total Liabilities as a Multiple of Shareholders’ Equity attributable to GFG	4.51	4.79	4.99
Tangible Shareholders’ Equity (1) as a Percentage of Total Assets	16.88	15.91	15.35

1)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.
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
For a more detailed description of our capital expenditures in 2021 and our capital commitments for 2022, see Item 4. “Information on the Company”— A. “History and Development of the Company”—“Capital Investments and Divestitures”. For a description of financing of our capital expenditures, see —“Consolidated Cash Flows”.
C. Research and Development, Patents and Licenses
Not applicable.
D. Trend Information
See Item 5. “Operating and Financial Review and Prospects”-A.“Operating Results” – “Principal Trends”.

E. Off-Balance Sheet Arrangements
See Item 5. “Operating and Financial Review and Prospects”—A. “Operating Results”—“Off-Balance Sheet Arrangements” and “Contractual Obligations”.
F. Contractual Obligations
See Item 5. “Operating and Financial Review and Prospects”—A. “Operating Results”—“Contractual Obligations”.
G. Safe Harbor
These matters are discussed under “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees
A. Directors and Senior Management
Our Board of Directors
Our ordinary and extraordinary shareholders’ meeting took place on April 27, 2021. The following table sets out the members of our Board of Directors as of that date (all of whom reside in Buenos Aires, Argentina), the positions they hold within Grupo Financiero Galicia, their dates of birth, their principal occupations and the dates of their appointment and on which their current terms will expire. Terms expire when the annual shareholders’ meeting takes place.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Eduardo J. Escasany	Chairman	June 30, 1950	Businessman	April 2005	April 2022
Pablo Gutierrez	Vice Chairman	December 9, 1959	Businessman	April 2003	April 2022
Federico Braun	Director	February 4, 1950	Businessman	September 1999	April 2023
Silvestre Vila Moret	Director	April 26, 1971	Businessman	June 2002	April 2023
Sebastián Gutierrez	Director	June 8, 1963	Businessman	April 2021	April 2024
Tomás Braun	Director	December 17, 1979	Businessman	April 2021	April 2023
Alejandro Asrin	Director	November 15, 1969	Lawyer	April 2021	April 2022
Claudia Raquel Estecho	Director	September 24, 1957	Accountant	April 2019	April 2024
Miguel C. Maxwell	Director	December 19, 1956	Accountant	April 2020	April 2024
Sergio Grinenco	Alternate Director	May 26, 1948	Banker	April 2003	April 2024
Ana María Bertolino	Alternate Director	June 1, 1951	Lawyer	April 2019	April 2022
Pedro A. Richards	Alternate Director	November 14, 1952	Businessman	April 2021	April 2023
Daniel Llambías	Alternate Director	February 8, 1947	Businessman	April 2021	April 2023
Alejandro Rojas Lagarde	Alternate Director	July 17, 1937	Lawyer	April 2000	April 2024
Ricardo Alberto Gonzalez	Alternate Director	June 12, 1951	Businessman	April 2019	April 2022
The following is a summary of the biographies of the members of our Board of Directors:
Eduardo J. Escasany:
Mr. Escasany obtained a degree in economics at the Universidad Católica Argentina. He was associated with Banco Galicia from 1973 to 2002. He was appointed to Banco Galicia’s board of directors in 1975. In 1979, he was elected as the vice chairman and from 1989 to 2002 he served as the chairman of Banco Galicia’s board of directors and its chief executive officer. Additionally, he was Director of the Institute of International Finance and President of Casa Escasany (Jewelry and Watches). He served as Vice president of the Argentine Banking Association from 1989 to 1993 and as President from 1993 to 2002. In 2005, he joined Grupo Financiero Galicia as regular Director. Currently, Mr. Escasany is the Chairman of Grupo Financiero Galicia, a position he has held since 2010. He is also a member of the Board of Directors and Chairman of the Foundation Banco de Galicia y Buenos Aires. Mr. Escasany is Mr. Silvestre Vila Moret´s uncle.
Pablo Gutierrez:
Mr. Gutiérrez obtained a degree on Business Administration from Universidad de Buenos Aires. He has been related to Banco Galicia since 1985, where he served in different positions; he was Manager of

Private Banking, Manager of Investment Department, Manager of Risk Management, he was also Finance Manager and finally, he was promoted to manage the whole Financial Area. In 2005, he was appointed to the Board of Directors of Banco Galicia as regular Director and in 2012 he was elected Vice-Chairman of Grupo Financiero Galicia Banco Galicia. He was an alternate director of Grupo Financiero Galicia from April 2003 to April 2010 when he was appointed as regular Director. In April 2012, he was appointed as vice chairman of Grupo Financiero Galicia He is also regular Director of Tarjetas Regionales, Tarjeta Naranja and Lifetime Member of Fundación Banco Galicia y Buenos Aires. Mr. Pablo Gutierrez is Mr. Sebastian Gutierrez´s sibling.
Federico Braun
: Mr. Braun obtained a degree in industrial engineering at University of Buenos Aires. He was associated with Banco Galicia from 1984 to 2002. Mr. Braun is chairman of Estancia Anita S.A., Tarjeta del Mar and S.A. Importadora y Exportadora de la Patagonia and vice chairman of Asociación Empresaria Argentina (AEA) and Asociación de Supermercados Unidos (ASU). He is member of Camara Argentina de Comercio (CAC) in representation of ASU. He is a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires, and he is part of Sistema B’s business council. He has been member of the Board of Directors since September 1999. Mr. Federico Braun is Tomás Braun´s father.
Silvestre Vila Moret:
Mr. Vila Moret has joined Banco Galicia in 1997, where he served until May 2002. Since June 2002, he has been serving as regular Director of Grupo Financiero Galicia. Also, he is Titular Director of, Tarjeta Naranja S.A., El Benteveo S.A. and Santa Ofelia S.A. Vila Moret is the nephew of Mr. Eduardo J. Escasany.
Sebastián Gutiérrez:
Mr. Gutiérrez obtained a degree in Economics from the Universidad de Buenos Aires. He joined Banco Galicia in 1988, where he held different positions. He served as Private Banking Manager, International Sales Manager and Executive Director of the London –UK and New York-USA business units. In 2015, he was appointed as General Manager of Galicia Seguros, position he held until March 2021. He was appointed as regular Director of Grupo Financiero Galicia in April 2021 and is also Chairman of Sudamericana Holding S.A. Mr. Sebastián Gutierrez is Mr. Pablo Gutierrez´s sibling.
Tomás Braun:
Mr. Tomas Braun obtained a degree in Economic, a master in finance at Universidad Torcuato Di Tella and a MS in Business at Stanford Graduate School of Business in the U.S. He joined Banco Galicia, where he developed leaderships roles in sales, marketing, and business development. Lately, Tomas Braun has led product development as Director of Product at LendingFront, a NYC based Fintech startup. He is regular Director of Grupo Financiero Galicia, position he has held since April 2021. He is also, General Partner at Kalei Ventures, a venture capital firm that invests in early-stage startups in Latin America. He is also, regular Director of Tarjeta Naranja S.A. and Inviú S.A. Mr Tomás Braun is Federico Braun´s son.
Mr. Alejandro Asrin:
Mr. Alejandro Asrin obtained a degree in law at the National University of Córdoba. He is also graduated from the Intensive Program in Business Management at I.A.E. He has been associated with Tarjeta Naranja S.A. since the beginning of its activities and served as Vice President of the Company from 1999 to 2002. He is regular Director of Grupo Financiero Galicia, a position he has held since April 2002. He is also Chairman of Tarjeta Naranja S.A. and Cobranzas Regionales S.A. and Vice Chairman of Naranja Digital Compañía Financiera S.A.
Claudia Raquel Estecho:
Mrs. Claudia Estecho obtained a degree in accounting at the Universidad de Buenos Aires. She has also completed specialized training programs in the areas of Human Resources, Risk and Executive Management at the Universidad Austral. She held different positions at Banco Galicia since 1976 to 2016 in the areas of Finance, Planning and Risk Management. She is regular Director of Grupo Financiero Galicia, position she held since April 2019.
Miguel C. Maxwell:
Mr. Maxwell obtained a degree in national public accounting at the Universidad de Buenos Aires and completed the High Management Program of IAE Business School (Harvard Business School – University of Navarra). He developed his professional career at Deloitte & Co. S.A., where, after being promoted to Audit Partner and leading the Audit business in Argentina, he reached the position of CEO of Argentina and LATCO (15 countries) and member of the Board of Deloitte Touche Tohmatsu. He is regular Director of Grupo Financiero Galicia S.A., a position he has held since 2020. He is Chairman of the Advisory Board of Llorente &

Cuenca (LLYC) and syndic of LIAG Argentina S.A. and Importadora y Exportadora del Norte S.A. He is also member of the Boards of Directors of the Asociación Argentina de Cultura Inglesa, Club Champagnat and the Rotary Club of Buenos Aires and Accounts Reviewer of the Harvard Club of Argentina.
Sergio Grinenco:
Mr. Grinenco obtained a degree in economics from the Universidad Católica Argentina and a master’s in business administration from Babson College in Wellesley, Massachusetts. He has been associated with Banco Galicia since 1977. He has served as an alternate Director of Grupo Financiero Galicia since September 2001 and as vice chairman from April 2003 to 2011. Additionally, he was member of the Audit Committee of Banco Galicia from 2009 to 2012. He is also Chairman of Banco Galicia, 1st Vice president of the Argentine Bank Association (ADEBA), alternate Director of Tarjetas Regionales S.A. and alternate Member of the Foundation of Banco Galicia y Buenos Aires.
Ana María Bertolino
: Mrs. Bertolino obtained a degree in law from Universidad de Buenos Aires. She joined Banco Galicia in 1972 and has held positions in Credit and Corporate Banking, until 2009. She was appointed as an alternate director of Grupo Financiero Galicia in April 2019.
Pedro Alberto Richards:
Mr. Richards obtained a degree in economics from the Universidad Católica Argentina. He holds a Master of Science in Management from the Sloan School of Management at the Massachusetts Institute of Technology. He joined Banco Galicia in 1990. He was a member of the board of directors of Galicia Capital Markets S.A. between 1992 and 1994 and Vice president of Net Investment between 2001 and 2007. Additionally, he was Director of the National Development Bank (BANADE). In 2000, he was appointed as General Manager of Grupo Financiero Galicia, a position he held until 2020. He was an Alternate Director of Grupo Financiero Galicia from 2003 to 2005, when he was appointed as Regular Director, holding such position until 2010. Subsequently, he was elected as regular Director of Grupo Financiero Galicia from 2017 to 2021. He is currently an Alternate Director of Grupo Financiero Galicia, a position held since April 2021. Also, he is regular Director of Galicia Assets Management, Alternate Director of Sudamericana Holding S. A., Galicia Seguros S.A.U., Galicia Retiro S.A. and Galicia Broker S.A.
Daniel Antonio Llambias:
Mr. Llambías obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1964. He was elected as alternate Director of Banco Galicia in September 1997 and served as regular Director from September 2001 until August 2009, when he was appointed Chief Executive Officer. In 2020, he was elected regular Director of Grupo Financiero Galicia, a position he held until 2021. Also, he served as the chairman of ADEBA from April 2016 to April 2017. He is currently alternate Director of Grupo Financiero Galicia, a position he has held since April 2021. He is also alternate Trustee of Fundación Banco de Galicia y Buenos Aires.
Alejandro María Rojas Lagarde
: Mr. Rojas obtained a degree in law from the Universidad de Buenos Aires. He has held a variety of positions at Banco Galicia since 1963. From 1965 to January 2000, he served as the general counsel office of Banco Galicia. He has served as an alternate director of Grupo Financiero Galicia since 2000. He is also a manager of Rojas Lagarde S.R.L., alternate Director of Santiago Salud S.A. and a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires.
Ricardo Alberto Gonzalez:
Mr. Gonzalez served in various positions at Banco Galicia between 1973 and December 2009, mainly in the retail division and the credit department. He retired as general manager of the corporate banking division. In April 2019, he was appointed as alternate director of Grupo Financiero Galicia.
Our Board of Directors may consist of between three and nine permanent members. Currently our Board of Directors has nine members. In addition, the number of alternate directors who act in the temporary or permanent absence of a director has been set at six. The regular and alternate directors are elected by the shareholders at our annual general shareholders’ meeting.
Directors and alternate directors are elected for a maximum term of three years. Mr. Sergio Grinenco is also a director of Banco Galicia. In addition, some members of our Board of Directors may serve on the board of directors of any subsidiary.

Six of our directors are members of the families that are the controlling shareholders of Grupo Financiero Galicia.
The following table reflects certain data in respect of the diversity of Grupo Financiero Galicia’s Board of Directors.

Board Diversity Matrix (As of March 2022)
Country of Principal Executive Offices:			Argentina
Foreign Private Issuer			Yes
Disclosure Prohibited under Home Country Law			No
Total Number of Directors			15

	Female	Male		NonBinary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	13		0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0
Our Audit Committee
Grupo Financiero Galicia complies with the provisions set forth by the Capital Markets Law and the regulations set forth by the CNV, which require that companies which make a public offering of shares should form an Audit Committee and develop a charter with regulations for its operation.
Accordingly, the Board of Directors established an Audit Committee with three members. For fiscal year 2021, Messrs. Claudia Estecho, Sebastián Gutiérrez and Miguel Maxwell were the members of the Audit Committee, with Claudia Estecho and Miguel Maxwell considered independent pursuant to the CNV and Nasdaq requirements. All members of the Audit Committee are financially literate and have extensive experience in management. Mr. Miguel Maxwell was the financial expert serving on our Audit Committee during fiscal year 2021.
According to the CNV rules, the Audit Committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposals for the appointment of the independent auditors and the compensation for the Directors, (ii) issuing a report detailing the activities performed according to the CNV requirements, (iii) issuing the Audit Committee’s annual plan and implementing it each fiscal year, (iv) evaluating the external auditors’ independence, work plans and performance, (v) evaluating the plans and performance of the internal auditors, (vi) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (vii) following-up on the use of information policies on risk management at Grupo Financiero Galicia’s main subsidiaries, (viii) evaluating the reliability of the financial information to be filed with the CNV and the SEC, (ix) verifying compliance with the applicable conduct rules, and (x) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders. The Audit Committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2021, the Audit Committee held eleven meetings.
Our Executive Committee
The Executive Committee was created to assist the management of the Company’s ordinary business and help the Board of Directors in fulfilling its duties. The Committee is composed of between two and five members of the Board of Directors and the President of the Board of Directors acts as its chairman. The duties of this committee include gathering legal, economic, financial, and business information on the Company’s subsidiaries and investee companies; making investment decisions; appointing the Company’s first-tier managers; proposing a strategic plan for the Company and its subsidiaries; making annual budget estimates for the Board of Directors and performing risk assessments. The members of the Executive Committee are Messrs. Eduardo J. Escasany, Pablo Gutiérrez, Federico Braun and Silvestre Vila Moret.

Our Ethics, Conduct and Integrity Committee
The Ethics, Conduct and Integrity Committee was created as part of the Company’s Ethics and Integrity Program, in order to promote respect for norms and regulations, the principles of good conduct and our Code of Ethics. The objective of this Committee, (apart from complying with the duties required to be performed by applicable Argentine laws), is to monitor and review reports of conducts contrary to our Code of Ethics, and to decide whether the conduct under review violated our Code of Ethics; evaluate the evolution and effectiveness of our Ethics and Integrity Program; and plan, coordinate and supervise compliance with the relevant policies approved by this Committee. This committee is formed by two independent Directors, the Administrative and Financial Manager, the responsible for the Integrity program of the Company and is chaired by Mr. Miguel Maxwell. The members are the two independent directors, Messrs. Claudia Estecho and Miguel Maxwell, José Luis Ronsini and Adrián Enrique Pedemonte.
Our Nomination and Compensation Committee
The Nomination and Compensation Committee was created to facilitate the analysis and monitoring of several issues based on good corporate governance practices. Said Committee is composed of 5 regular Directors, two of them independent and is chaired by of one independent Director. Even though under Argentine law the appointment of new members to the Board of Directors remains within exclusive power of the shareholders, this Committee assists the Board of Directors in the preparation and design of a succession plan for its members, in particular for the Chairman of the Board and the Chairman of the Audit Committee. This committee reviews the background, training and professional experience of potential candidates to serve the Board and determines their level of compensation in accordance with market standards. The members of the committee are the two independent directors, Messrs. Claudia Estecho and Miguel Maxwell and Eduardo J. Escasany, Pablo Gutierrez and Federico Braun.
Our Disclosure Committee
We have established a Disclosure Committee in response to the U.S. Sarbanes-Oxley Act of 2002. The main responsibility of this committee is to review and approve controls on the public disclosure of financial and related information, and other procedures necessary that enable our Chief Executive Officer and Chief Financial Officer & Compliance to provide their certifications for the annual report we file with the SEC. The members of this committee are Messrs. Fabian Kon, Diego Rivas, Pablo Firvida, José Luis Ronsini, Adrián Enrique Pedemonte and Ms. Mariana Saavedra. In addition, at least one of the members of this committee attends all the meetings of our principal subsidiaries’ disclosure committees.
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

The following table shows the members of our Supervisory Committee. Each of our syndics was appointed at the ordinary shareholders’ meeting held on April 27, 2021. Terms expire when the annual shareholders’ meeting takes place or as set forth below.

Name	Position	Principal Occupation	Current Term Ends
Antonio R. Garcés	Syndic	Accountant	April 2022
José Luis Gentile	Syndic	Accountant	April 2022
Omar Severini	Syndic	Accountant	April 2022
Miguel N. Armando	Alternate Syndic	Lawyer	April 2022
Fernando Noetinger	Alternate Syndic	Lawyer	April 2022
María Matilde Hoenig	Alternate Syndic	Lawyer	April 2022
The following is a summary of the biographies of the members of our Supervisory Committee:
Antonio Roberto Garcés:
Mr. Garcés obtained a degree in accounting from the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1959 and with Grupo Financiero Galicia since 2002. In April 1985, he was appointed as an alternate director of Banco Galicia. Subsequently, he was appointed as the vice chairman of Banco Galicia in September 2001, as the chairman of the board of directors of Banco Galicia from March 2002 until August 2002 and then as the vice chairman from August 2002 until April 2003, when he was elected to serve as chairman of Banco Galicia’s board of directors until 2011. From 2003 to 2010 he was the chairman of Grupo Financiero Galicia. Since April 2019, he has been serving as a regular syndic of Banco Galicia and Grupo Financiero Galicia. Additionally, he is a regular syndic of Banco Galicia, Tarjetas Regionales, Tarjeta Naranja, Naranja Digital Compañia Financieras, Sudamericana Holding, Galicia Seguros and Inviu, among others subsidiaries of Banco Galicia and Grupo Financiero Galicia.
José Luis Gentile:
Mr. Gentile obtained a degree in accounting from the Universidad de Buenos Aires. He has provided services to Grupo Financiero Galicia since 1999 to March 2017. He served as Chief Financial Officer from 2003 to 2017. He is regular Syndic of Grupo Financiero Galicia, a position he held since 2017. He is also regular Syndic of Banco Galicia, Tarjetas Regionales, Tarjeta Naranja, Naranja Digital Compañia Financieras, Sudamericana Holding, Galicia Seguros and Inviu, among others subsidiaries of Banco Galicia and Grupo Financiero Galicia.
Omar Severini:
Mr. Severini obtained a degree in accounting from the Universidad de Belgrano, a degree in finance with a concentration in capital markets from UCEMA. He has been associated with Banco Galicia since 1978, where he served in several positions. He served as Internal Auditor Manager to Banco Galicia between 2009 and 2017. He is Regular Syndic of Banco Galicia and Grupo Financiero Galicia, positions he held since 2017. He is also regular syndic of Banco Galicia, Tarjetas Regionales, Tarjeta Naranja, Naranja Digital Compañia Financieras, Sudamericana Holding, Galicia Seguros and Inviu, among others subsidiaries of Banco Galicia and Grupo Financiero Galicia.
Miguel Norberto Armando:
Mr. Armando obtained a law degree from the Universidad de Buenos Aires. He was first elected as an alternate syndic of Banco Galicia from 1986 until 2017. He also acted as an alternate syndic of Grupo Financiero Galicia between 1999 and January 2009 at which point, he became a regular syndic until April 2009 and was reelected as an alternate syndic of Grupo Financiero Galicia until April 2021. Mr. Armando is also a regular syndic of EBA Holding S.A. and Electrigal S.A. and an alternate syndic of Tarjetas Regionales, Tarjeta Naranja, Naranja Digital Compañía Financiera, Sudamericana Holding Galicia Seguros and Inviu among others.
Fernando Noetinger
: Mr. Noetinger obtained a law degree from the Universidad de Buenos Aires. He served as Alternate Syndic of Grupo Financiero Galicia from September 1999 to June 2002. Since April 2006 he has been serving as Alternate Syndic of Grupo Galicia. Mr. Noetinger is also Chairman of Arnoar and alternate syndic of EBA Holding, Banco Galicia, Tarjetas Regionales, Tarjeta Naranja, Naranja Digital Compañia Financieras, Sudamericana Holding, Galicia Seguros and Inviu, among others.
Maria Matilde Hoening:
Mrs. Hoening obtained a law degree from the Universidad de Buenos Aires. She has been associated with Banco Galicia since 1971 and served in different positions until 2009. She was appointed as an alternate syndic of Banco Galicia and Grupo Financiero Galicia since 2020.

Management of Grupo Financiero Galicia
Our organizational structure consists of the Chief Executive Officer who reports to the Board of Directors, and the Chief Financial Officer & Compliance Officer (CFO&CO), Chief Risk Officer (CRO) and Investor Relations Officer (IRO) each of whom reports to the Chief Executive Officer.
The Chief Executive Officer’s primary responsibilities consist of implementing the policies defined by the Board of Directors, as well as providing recommendations to the Executive Committee regarding future plans, budgets, and company organization to be considered by the Board of Directors. He is also responsible for supervising the CFO&CO, CRO and IRO.
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
Our Chief Financial Officer is Mr. Diego Rivas. Mr. Rivas obtained a degree in business administration from the Universidad Argentina de la Empresa. He also completed a postgraduate degree in finance at the CEMA and management development programs at IMD in Lausanne, Switzerland, as well as a postgraduate degree in Risk Management at the Wharton School at University of Pennsylvania. Mr. Rivas has been associated with Banco Galicia since 1987. In May 2016, he was appointed Risk Manager of Banco Galicia. Mr. Rivas is also vice chairman of Ondara and an alternate director of Naranja. He was appointed as the Chief Risk Officer of Grupo Financiero Galicia from July 2020 to May 2021. In May 2021, he was appointed Chief Financial Officer. In March 2021, he was appointed Bank’s Planning Manager.
Our Chief Risk Officer is Mr. Bruno Folino. Mr. Folino obtained an accounting degree from the Universidad de Buenos Aires. He completed a post-graduate degree in Tax & Legal at the Universidad Austral and a Master in Science of Management from GSB Stanford University. He started his career as an auditor at Price Waterhouse & Co. before moving to the Tax & Legal Department. He has been associated with Banco Galicia since 1997 as Tax Manager and Planning Manager. He was appointed as the Chief Financial Officer & Compliance of Grupo Financiero from July 2020 to May 2021. Galicia. In May 2021, he was appointed Chief Risk Officer. On March 2021, he was appointed Bank’s Risk Manager.
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

Board of Directors of Banco Galicia
At the ordinary shareholders’ meeting held on March 16, 2022, the size of Banco Galicia’s board of directors was set at seven members and three alternate directors. The following table sets forth the members of Banco Galicia’s board of directors as of March 16, 2022, all of whom are residents of Buenos Aires, Argentina, the position currently held by each of them, their dates of birth, their principal occupations, the dates of their appointment and the year in which their current terms will expire. The business address of the members of the Banco Galicia’s board of directors is Tte. General J. D. Perón 430, 24th floor (C1038AAI) Buenos Aires, Argentina.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Sergio Grinenco	Chairman of the Board	May 26, 1948	Banker	April 2012	April 2023
Raúl Héctor Seoane	Vicechairman	July 18, 1953	Economist	April 2012	April 2023
Guillermo J. Pando	Secretary Director	October 23, 1948	Banker	April 2003	April 2023
María Elena Casasnovas (1)	Director	May 10, 1951	Lawyer	April 2016	April 2025
Juan Carlos L’Afflitto	Director	September 15, 1958	Accountant	April 2016	April 2025
Gastón Bourdieu	Director	August 31, 1956	Agricultural Administration	April 2018	April 2024
Miguel Angel Peña	Director	January 22, 1962	Systems	April 2021	April 2024
Ignacio A. González (2)	Alternate Director	April 23, 1944	Accountant	April 2018	April 2023
Verónica Lagos Mármol	Alternate Director	November 14, 1972	Economist	April 2020	April 2023
Augusto R. Zapiola Macnab	Alternate Director	June 27, 1947	Economist	April 2013	April 2025

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

The following are the biographies of the members of the board of directors of Banco Galicia:
Sergio Grinenco
: See “—Our Board of Directors”.
Raúl Héctor Seoane
: Mr. Seoane obtained a degree in economics from the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1988. Mr. Seoane was first elected as an alternate director of Banco Galicia from 2005 until December 2011, and in April 2012 was elected as a director. He is also a vice chairman of Distrocuyo S.A. and an alternate trustee of Fundación Banco de Galicia y Buenos Aires.
Guillermo Juan Pando
: Mr. Pando has been associated with Banco Galicia since 1969. He was first elected as an alternate director of Banco Galicia from September 2001 until June 2002, and in April 2003 he was elected as a director. He is also the chairman of Santiago Salud S.A. and Distrocuyo S.A., vice chairman of Electrigal S.A., and an alternate trustee of Fundación Banco de Galicia y Buenos Aires.
María Elena Casasnovas:
Mrs. Casasnovas obtained a degree in law from the Universidad Católica Argentina. She completed the Program for High Management at Universidad Torcuato Di Tella and the Senior Management Program at Universidad San Andrés. She has been associated with Banco Galicia since 1972. In April 2016, she was elected as a director.
Juan Carlos L’Afflitto
: Mr. L’Afflitto obtained a degree in national public accounting at the Universidad de Buenos Aires. He worked as advisor and accountant at Morgan, Benedit y Asociados and until 1990 he was a professor at the Universidad Católica Argentina. He has been associated with Banco Galicia since 1986. In April 2016, he was elected as a director.
Gastón Bourdieu
: Mr. Bourdieu obtained a degree in agricultural administration from the Universidad Argentina de la Empresa. He has been associated with Banco Galicia from 1981 to 2017. He was appointed as a director of Banco Galicia in April 2018. He is also a director of Maradona S.A.
Miguel Ángel Peña:
has a degree in Systems from the National Technological University, in the Autonomous City of Buenos Aires. From January 1999 to February 2005, he served as Systems Manager of Banco

Galicia; from February 2005 to March 2014 he was Manager of the Corporate Services Area at Banco Galicia and from April 1, 2014, to April 2021 he served as General Manager of Tarjeta Regionales S.A. He is President of Naranja Digital Compañía Financiera y Tarjeta Regionales and Director of Tarjeta Naranja, Inviu and Cobranzas Regionales and has been appointed as Director of the Bank on April 27, 2021. Mr. Peña’s date of birth is January 22, 1962 .
Ignacio Abel González:
Mr. González obtained a degree in national public accounting from the Universidad de Buenos Aires and a master in Auditing at Drew University, New Jersey. Previously, he served as a Member of the International Committee of Finance & Value Sharing, PricewaterhouseCoopers. He was appointed as director of Banco Galicia in April 2010, and he was elected as an alternate director in April 2018. He is also director of IDEA and syndic of Sociedad Anónima La Nación, Nuevos Medios La Nación, Publirevistas, Sociedad Anónima Importadora y Exportadora de la Patagonia, and the founder and president of P.O.D.E.R (Polo de Desarrollo Educativo Renovador).
Enrique García Pinto:
Mr. García Pinto has been associated with Banco Galicia since 1970. Before that, he served at Nobleza Piccardo SAYCYF and Saturno Agropecuaria SCA. Mr. García Pinto was appointed as an alternate director of Banco Galicia at the shareholders’ meeting held on April 28, 2009. He is also director of Distrocuyo S.A.
Augusto Rodolfo Zapiola Macnab:
Mr. Zapiola Macnab obtained a degree in economics from the Pontificia Universidad Católica Argentina. He has been associated with Banco Galicia from June 1978 until September 2002. He was elected as an alternate director of Banco Galicia in April 2013. He was elected as an alternate director on the Board of Directors of Grupo Galicia in April 2015.
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

High Credits Committee
:
this committee is responsible for approving and subscribing the qualifications and awards of operations of customers and high-risk groups. It meets at least once a week.
Low Credits Committee
:
this committee is responsible for approving and subscribing the qualifications and awards of operations of customers and high-risk groups. It meets at least biweekly.
Systems Committee
:
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
Profit and Loss Report Committee
:
this committee is responsible for monitoring the management and the income and evaluating macroeconomic global situations.
Compliance Committee
: this committee is in charge of promoting respect for the rules, principles of good conduct, the Integrity Program, and the Bank’s Code of Ethics, and mitigating the non-compliance risk, through the definition of policies, the establishment of controls and reports in the best interest of the Bank, its employees, shareholders, and customers.
Financial Services User Protection Committee
: this committee is responsible for monitoring the activities carried out by managerial levels and authorities involved in the internal process of user protection, in order to properly comply with legal and regulatory standards.
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
The table below shows the composition of Banco Galicia’s Supervisory Committee as they were re-elected by the annual shareholders’ meeting held on March 22, 2022.

Name	Position	Principal Occupation	Current Term Ends
Omar Severini	Syndic	Accountant	April 2022
Jose Luis Gentile	Syndic	Accountant	April 2022
Antonio R. Garces (*)	Syndic	Accountant	April 2022
Fernando Noetinger	Alternate Syndic	Lawyer	April 2022
Miguel N. Armando (*)	Alternate Syndic	Lawyer	April 2022
Horacio Tedín	Alternate Syndic	Lawyer	April 2022
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
Fabián Enrique Kon
: please see “— Management of Grupo Financiero Galicia”
As of the date of this annual report, the following divisions and department managers report to Banco Galicia’s Chief Executive Officer:

Division	Manager
Wholesale Banking	Marcelo Iraola
Retail Banking	German Alejandro Ghisoni
Financial Banking	Pablo María León
Risk	Bruno Folino
Product and Technology	María Marcela Fernie
People	Rafael Pablo Bergés
Planning	Diego Rivas
Wholesale Banking Area Management
:
it is responsible for obtaining a broad segment vision and, in turn, a greater alignment with the current situation and future business perspectives. Its main responsibilities are to design, plan and implement the vision, strategies, policies and objectives for the Wholesale Banking business and for each of the customers segments, as well as to define and control business objectives, with the purpose of ensuring that they are adjusted competitively to the demands of the industry and to the strategic objectives of the Bank, guaranteeing the volume, profitability, quality and customer satisfaction, within the framework of the established risk levels. The following departments report to this division: (i) Agribusinesses and Companies (ii) Corporate Banking (iii) Investment Banking and Capital Market, (iv) Transactional Services (v) Wholesale Tribe and (vi) Vertical Agro.
Retail Banking Area Management
:
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

Financial Banking Area Management
:
it is responsible for administering the financial position of the Bank, negotiating rates, funds, incentives, and campaigns with the different areas, and promoting the regulatory, technical and informative support in the management of assets and liabilities, in order to guarantee the control of the liquidity, rate, currency and industry risks, and compliance with current policy and legal regulations. It is also responsible for planning, proposing, and implementing the strategy for the development and maintenance of commercial relations with international banks, international organizations, international investment funds and binational chambers with the purpose of consolidating the bank’s image in international industries and guaranteeing the smooth development of the international business in accordance with the growth and profitability objectives set by the organization. The following departments report to this division: (i) Trading & Global Markets, (ii) Commercial, (iii) Financial Institutions, (iv) Public Sector and (v) Financial Planning.
Risks Area Management:
it is responsible for maintaining an effective risk management system in compliance with the best practices developed globally and optimizing the credit process in order to provide a better service to customers. It is responsible for actively and comprehensively monitoring and managing the different risks of the Bank and its subsidiaries. It is responsible for ensuring compliance with the policies, qualification and fraud prevention processes, thus guaranteeing the quality of the retail portfolio; designing and auditing mass decision tools; making decisions on the use/development of credit scoring models; conducting alignment actions to retail commercial strategies; and accompanying the business area of the retail segment, making recommendations regarding business opportunities, according to the strategic vision and policies, both external and internal, acting as the Bank’s first line of defense for the retail banking segment. The following departments report to this division: (i) Retail Credits, (ii) Wholesale Credits, (iii) Credit Recovery, (iv) Financial Risk and Capital Management, (v) Data & Analytics Tribe and (vi) Cibersecurity.
Product and Technology Area Management:
it is responsible for integrating all the operations of the Bank in a single area, in order to improve the efficiency of operational processes and accelerate the development of products and new technologies. The following departments report to this division: (i) Collections and Payments Tribe, (ii) Lending Tribe, (iii) Foreign Trade Tribe, (iv) Everyday Banking Tribe, (v) Payment Acquisition Tribe, (vi) Technology, (vii) Operations, (viii) Merchants Tribe, (ix) Investment Tribe and (x) Planning Operation.
People Area Management:
it is responsible for incorporating and developing new talents, fostering a framework that motivates employees and maintaining an excellent working environment. Additionally, it is responsible for all the matters related to the physical workspace of the employees and the distribution of the space used by clients. The following departments report to this division: (i) Compensation and Analytics, (ii) Culture and Talent, (iii) Persons Advice, (iv) Sustainability, (v) Corporate Infrastructure, (vi) Branch Offices Infrastructure, (vii) Labor Relations and Corporate Security, (viii) Change and (ix) Employee Experience.
Planning Area Management:
it is responsible for planning, coordinating and controlling the development and maintenance of budgeting, planning, accounting, tax activities, payments to suppliers, legal aspects and compliance, in order to ensure that the management has the information needed for the decision-making processes, management control, and the satisfaction of the Bank’s information requirements, as well as to ensure compliance with the information requirements that shall enable the Bank to obtain long-term, strategic sources of financing. It is also responsible for coordinating, planning, and monitoring compliance with the strategy of liquidity, interest rates and currency gaps, within the limits of the established policies, making proposals to the Assets and Liabilities Committee (ALCO) regarding the management of such gaps in order to maximize income within the limits of policies. Additionally, it is in charge of institutional relationships and the objective and key results (“OKR”) and processes office. The following departments report to this division: (i) Accounting, (ii) Tax Advice and Strategic Supply, (iii) Management Control and Strategic Planning, (iv) Research, (v) Assets and Liabilities Management, (vi) Legal Advice and Compliance, (vii) Strategy and Customer Experience and (viii) Institutional Relations.

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
The following are the biographies of Banco Galicia’s senior executive officers mentioned above:
Marcelo Iraola
: Mr. Iraola obtained a degree in law from the Universidad de Buenos Aires. He completed the Program for Executive Development at Instituto Argentino de Empresas and a business management program at the Universidad de San Andres. He has been associated with Banco Galicia since 1988. He is also the chairman of Galicia Warrants.
Germán Alejandro Ghisoni
: Mr. Ghisoni obtained a degree in business management from the Universidad Católica Argentina. He completed the Program for Executive Development at Instituto Argentino de Empresas, the Strategic Management in Banking Program at INSEAD and the Customer Centric Organitatios at Kellogg School of Management. He has been associated with Banco Galicia since 1995. He is also a director of Sudamericana Holding and an alternate director of Tarjetas Regionales and Naranja.
Pablo Maria Leon
: Mr. Leon obtained a degree in finance from the Universidad de Palermo and two executive development programs at Instituto Argentino de Empresas and IMD in Lausanne, Switzerland. He has been associated with Banco Galicia since 1987. He is also the chairman of Galicia Securities and Inviu and vicepresident of MAE. Mr. Leon is also manager of IGAM.
Diego Rivas
: please see “— Management of Grupo Financiero Galicia”
Maria Marcela Fernie
: Ms. Fernie obtained a degree in economics from the Universidad Católica Argentina. She has been associated with Banco Galicia since 2011.
Rafael Pablo Bergés
: Mr. Bergés obtained a degree in industrial engineering from Universidad de Buenos Aires. He has been associated with Banco Galicia since August 2010. Prior to such time, he worked at Techint and at a several multinational companies in managerial positions. From 1998 to 2009, he was vice president of the Human Resources Division of Grupo Telefónica.
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
B. Compensation
Compensation of Our Directors
Compensation for the members of the Board of Directors is considered by the shareholders at the shareholders’ meeting once the fiscal year has ended. Directors are paid an annual fee based on the functions they carry out and they may receive partial advance payments during the year. At the ordinary shareholders’ meeting held on April 27, 2021 the compensation for the Board of Directors was set at Ps.185,437,620 (nominal value) for the year ended December 31, 2020. For fiscal year 2021, a proposal was made to the next shareholders meeting to be held on April 26, 2022 to set compensations for the Board of Directors for the amount of Ps.250,000,000 (nominal value).

For a description of the amounts to be paid to the board of directors of Banco Galicia, see “– Compensation of Banco Galicia’s Directors and Officers” below.
We do not maintain a stock-option, profit-sharing or pension plan for the benefit of our directors.
We do not have a policy establishing any termination benefits for our directors.
Compensation of Banco Galicia’s Directors
Banco Galicia’s board of directors establishes the policy for compensation of Banco Galicia’s personnel. Banco Galicia’s managers receive a fixed compensation. Seven directors are not employees of Banco Galicia. These non-employee directors receive a fixed compensation, provided that payments do not exceed the standard levels of similar entities in the Argentine financial market, a provision that is applicable to managers as well. Banco Galicia does not maintain stock-option plans or pension plans, or any other retirement plans for the benefit of its directors. Banco Galicia does not have a policy establishing any termination benefits for its directors.
At the ordinary shareholders’ meeting held on April 27, 2021, the compensation for the directors of Banco Galicia was set for a total amount of Ps.41,972,024.52 (nominal value) for the year ended December 31, 2020. For fiscal year 2021, at the ordinary shareholders’ meeting held on March 16, 2022, the compensation for the directors of Banco Galicia was set for a total amount of Ps.56,250,063.82 (nominal value).
Compensation of Banco Galicia’s Officers
Banco Galicia’s board of directors establishes the compensation policy for Banco Galicia’s personnel. Banco Galicia’s officers receive a fixed compensation. The officers’ compensation regime includes the possibility of acquiring a retirement insurance policy. Banco Galicia does not maintain stock-option plans or pension plans, or any other retirement plans for the benefit of its officers.
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

(ii)
Rule 5605 (b) (2) – Executive Sessions of Independent Directors. In lieu of the requirements of Rule 5605 (b) (2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (
i.e.
, executive sessions). Our Board of Directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics
), which is responsible for monitoring the legality of the company’s actions under Argentine law and the conformity thereof with its bylaws.

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

(iv)
Rule 5605 (e) (1) – Nomination of Directors. In lieu of the requirements of Rule 5605 (e) (1), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation. However, the Company, based on the best practices in corporate governance has created a Nomination and Compensation Committee, chaired by an independent Director, and composed by 5 members of the Board of Directors. Said Committee aims to assist the Board of Directors to prepare a proposal to nominate candidates to fill its positions, to prepare and design a succession plan and to determine its compensation levels. In addition, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2). For further information, please see “Our Board of Directors” above.

(v)
Rule 5605 (c) (1) – Audit Committee Charter. In lieu of the requirements of Rule 5605 (c) (1), we follow Argentine law, which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter, nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare an annual report describing its activities and propose a plan or course of action with respect to those matters, which are the responsibility of the company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter.

(vi)
Rule 5605 (c) (2) – Audit Committee Composition. Argentine law does not require, and it is equally not customary business practice in Argentina, that companies have an audit committee comprised solely of independent directors. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. The Audit Committee is comprised of three Directors, two of them independent pursuant to the definition of independence in Rule 10 A-3 (b) (1) and the Argentine law, one of which the Board of Directors determined to be a financial expert. In addition, we have a supervisory committee (
“comisión fiscalizadora”
) composed of three syndics, who are responsible for monitoring the legality, under Argentine law, of the actions of our Board of Directors and the conformity of such actions with our bylaws. For further information about the Audit Committee, please see “Our Audit Committee” above.

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

(viii)
Rule 5620 (b) – Solicitation of Proxies. In lieu of the requirements of Rule 5620 (b), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely circulated newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores S.A. up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the surveillance committee (“
consejo de vigilancia
”), manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADRs holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

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
D. Employees
The following table shows the composition of our staff:

	As of December 31,
	2021	2020	2019
Grupo Financiero Galicia	1	2	3
Banco Galicia	5,319	5,764	6,118
Branches	3,372	3,711	3,248
Head Office	1,947	2,053	2,870
Naranja X	2,905	3,047	3,151
Galicia Asset Management	24	27	27
Assurance Companies	338	377	395
Other Subsidiaries	130	61	24

Total	8,717	9,278	9,718

Within the current legal framework, membership in an employee union is voluntary and there is only one union of bank employees with national representation. As of December 31, 2021, approximately 41% of Banco Galicia’s employees were affiliated with the national bank employee union. As of December 31, 2021, approximately 82% of Naranja X’ work force was party to the merchant union’s Collective Bargaining Agreement No.130/75 applicable to trade employees and 5% of which were members of a labor union.
Throughout 2021, the bank employees union and the national commerce employees union began negotiations on their respective collective bargaining agreements to set new minimum wages. As a result of such negotiations, the minimum wage for these positions was increased. In 2021, due to the significant increases in the inflation index, the increases in the banking agreement were made in the months of January, April, July, August, October and December. In 2021, the Argentine union representing employees in the banking sector declared general strikes. These strikes were not specific to any one bank but affected all banks in Argentina. Some of the Bank’s employees who are members of the union participated in the strike; however, the Bank was able to continue its operations during the time that not all employees are union members. Although Banco Galicia´s employees have participated in general strikes against the Argentine banking sector, Banco Galicia has not experienced a specific strike by its employees since 1973 and the Regional Card Companies have never experienced a specific employee strike. We believe that the relationship with our employees is stable and positive.
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
In a survey conducted in 2020 by Great Place to Work
®
, Banco Galicia ranked among the best companies to work in Argentina for the fourth consecutive year with more than 1,000 employees, while Naranja ranked among the best companies to work in Argentina for the third year consecutive with more than 1,000 employees (Naranja X didn’t participate in the survey during 2021).
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

E. Share Ownership
For information on the share ownership of our directors and executive officers as of December 31, 2021, see Item 7. “Major Shareholders and Related Party Transactions—A. Major Shareholders”.

Item 7.	Major Shareholders and Related Party Transactions
A. Major Shareholders
As of March 31, 2022, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of March 31, 2022, we had 1,474,692,091 shares outstanding composed of 281,221,650 class A shares and 1,193,470,441 class B shares.
Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación Banco de Galicia y Buenos Aires. As of December 31, 2021, the controlling shareholders owned 100% of our class A shares through EBA Holding (representing 19.1% of our total outstanding shares) and 9.5% of our class B shares (or 7.7% of our total outstanding shares), therefore directly and indirectly owning 26.8% of our shares and 58.5% of total votes.
Based on information that is available to us, the table below sets forth, as of March 31, 2022, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.
Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
EBA Holding S.A.	281,221,650	100	54.1
Class B Shares

Name	Class B Shares	% of Class B Shares	% of Total Votes
The Bank of New York Mellon (1)	485,275,950	40.7	18.7
ANSES	266,939,279	22.4	10.3
EBA Holding Shareholders (2)	113,566,860	9.5	4.4

(1)
Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York Mellon is 101 Barclay Street, New York 10286, and the country of organization is the United States.

(2)	No member holds more than 2.0% of the capital stock. Such holding includes 20,606,360 shares in the form of ADSs.
Based on information that is available to us, the table below sets forth, as of March 31, 2022, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

Name	Shares	Class	% of Class Shares	% of Total Votes
The Bank of New York Mellon	485,275,950	B	32.9	18.7
EBA Holding S.A.	281,221,650	A	19.1	54.1
ANSES.	266,939,279	B	18.1	10.3
EBA Holding Shareholders.	113,566,860	B	7.7	4.4
Members of the three controlling families have owned the majority of the issued share capital of Banco Galicia since 1959. Members of the Escasany family have been on the board of directors of Banco Galicia since 1923. The Ayerza and Braun families have been represented on Banco Galicia’s board of directors since 1943 and 1947, respectively. Currently, there are six members of these families on our Board of Directors.

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
As of March 31, 2022, we had 89 identified United States record shareholders (not considering The Bank of New York), of which 16 held our class B shares and 73 held our ADSs. Such United States holders, in the aggregate, held approximately 93.9 million of our class B shares, representing approximately 6.4 % of our total outstanding capital stock as of such date.
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
The following table presents the aggregate amounts of total financial exposure of Grupo Financiero Galicia to related parties, the number of recipients, the average amounts and the maximum assistance as of the end of the two fiscal years ended December 31, 2020 and 2021, and as of February 28, 2022, the last date for which information is available.

	February 28,	December 31,
	2022	2021	2020

	(in millions of Pesos, except as noted)
Total Financial Exposure	5,566	4,409	3,006
Number of Recipient Related Parties	291	280	269
Individuals	231	221	208
Companies	60	59	61
Average Amount of Financial Exposure	19	16	11
Maximum Assistance	1,548	1,663	768

(1)	In February 28, 2022 currency.
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
Legal Proceedings
We are a party to the following legal proceedings:
Banco Galicia
In response to certain pending legal proceedings, Banco Galicia has recorded reserves to cover (i) various types of claims filed by customers against it (e.g., claims for thefts from safe deposit boxes, collections of checks that had been fraudulently altered, discrepancies related to deposit, and payment services rendered to Banco Galicia’s customers, etc.) and (ii) estimated amounts payable under labor-related lawsuits filed against Banco Galicia by former employees.
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
As of December 31, 2021, a number of claims for repayment of income tax overpaid were filed for the 2014, 2015, 2016, 2017,2018 and 2019 tax years for the total sum of Ps.10,754 million. The claims are based on jurisprudence establishing the unconstitutionality of rules that disenable the application of the tax inflation adjustment, which results in confiscatory situations. In the face of the delay in resolving the tax code, claims were initiated. At the close of these financial statements, the Bank does not record contingent assets derived from the above-mentioned claims.
Consumer Protection Associations, on behalf of consumers, have filed claims against Banco Galicia in connection with the collection of certain financial charges. The Bank does not believe that the resolution of these controversies will have a significant impact on its financial condition.
Naranja X
The national tax and customs authority (AFIP), Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in differing stages of completion, on the companies of Naranja X. Said agencies have served notices and made claims regarding taxes applicable to Naranja X’ s companies. Such companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totaled approximately Ps.38 million.
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
In the absence of a response from AFIP, on December 6, 2019, a judicial protection for default was filed with the National Tax Court for the periods 2014 and 2016 of Naranja. On the other hand and having elapsed the period established in the applicable regulations without obtaining AFIP’s response to the claim, on December 27, 2019, a repetition claim was filed before the Federal Justice for the 2014 and 2016 fiscal years of Tarjetas Cuyanas and fiscal year 2018 of Naranja. The same lawsuit was filed on December 30, 2019, for the 2017 fiscal year of Naranja. Both claims remain pending before the AFIP.

On May 26, 2020, Naranja filed a reimbursement claim regarding its income tax for the 2019 year in an amount of Ps.1,365 million in nominal value.
Given the lack of response from AFIP, an amparo due to default was filed with the National Tax Court for the periods 2014 and 2016 of Naranja, whose favorable response was notified on February 26, 2020, ordering AFIP to issue it within the 60 days. On May 21, 2021, AFIP rejects the claim. Given this, on June 18, 2021, a contentious lawsuit for repetition is filed before the Federal Justice.
Based on the opinion of tax advisors, each of Naranja and Tarjetas Cuyanas believes that such claims are unfounded and that the taxes related to such claims have been correctly calculated in accordance the tax regulations then in force and Argentine case law.
Dividend Policy and Dividends
Dividend Policy
Grupo Financiero Galicia’s policy for the distribution of dividends considers, among other factors, the obligatory nature of establishing a legal reserve, the Company’s financial condition and its indebtedness, the business requirements of affiliated companies and, mainly, that the profits recorded in the financial statements are, to a great extent, income from holdings and not realized and liquid profits, a requirement of Section 68 of the Corporations Law so that it is possible to distribute them as dividends. The proposal to distribute dividends arising from such analysis must be approved at the shareholders’ meeting that discusses the Financial Statements corresponding to each fiscal year.
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
Holders of our ADSs will be entitled to receive any dividends payable in respect of our underlying class B shares. We will pay cash dividends to the ADSs depositary in Pesos, although we reserve the right to pay cash dividends in any other currency or in kind, including Dollars. The ADSs deposit agreement provides that the depositary will convert cash dividends received by the ADSs depositary in Pesos to Dollars and, after deduction or upon payment of fees and expenses of the ADSs depositary and deduction of other amounts permitted to be deducted from such cash payments in accordance with the ADSs deposit agreement (such as for unpaid taxes by the ADSs holders in connection with personal asset taxes or otherwise), will make payment to holders of our ADSs in Dollars.
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

After the end of fiscal year 2011, the BCRA modified its regulations governing the minimum capital requirements and dividend distribution and, consequently, Banco Galicia was not able to pay dividends. However, for fiscal year 2018 the Bank had met the aforementioned regulations and its shareholders´ meeting held on April 25, 2019, approved the distribution of cash dividends for Ps.1,500 million, equivalent to Ps.4,101 million as of December 2021.
Until December 31, 2021, the ability to pay dividends of our subsidiary Banco Galicia and the Argentine financial system as a whole have been restricted by the Argentina Central Bank within the framework of the COVID-19 pandemic. Moreover, in December 2021, the BCRA issued Communication “A” 7421, authorizing Financial Institutions, ad referendum of said Central Bank, to distribute for 2022 a maximum of up to 20% of the results obtained during fiscal year ended December 31, 2021, in 12 equal, consecutive, monthly installments.
Banco Galicia shareholders´ meeting held on March 16, 2022, approved the distribution of cash dividends for Ps.19,350.2 million, ad referendum of the BCRA, to be paid in 12 equal, consecutive, monthly installments.
On April 7, 2022, the BCRA authorized Banco Galicia to pay a cash dividend for the amount of Ps.18,016 million, to be paid in 12 equal, consecutive, monthly installments.
During 2019, Grupo Financiero Galicia paid cash dividends for Ps.2,000 million for fiscal year 2018, representing Ps.1.401773 per share, equivalent to Ps.5,468 million as of December 2021. During 2020, Grupo Financiero Galicia paid cash dividends for fiscal year 2019 in the amount of Ps.1,700 million, representing Ps.1.191507 per share, equivalent to Ps.2,857 million as of December 2021. During 2021, Grupo Financiero Galicia paid cash dividends for fiscal year 2020 in the amount of Ps.1,500 million, representing Ps.1.0171615 per share, equivalent to Ps.1,926 million as of December 2021.
Due to the fact that most of the profits in fiscal year 2021 correspond to holdings income that does not meet the requirements for distribution set forth in Section 68 of the Corporations’ Law and given Grupo Financiero Galicia’s financial condition, a proposal was made by the Board of Directors, to be treated at the next Shareholders’ Meeting to be held on April 26, 2022. The proposal is i) to distribute a cash dividend for an amount, that inflation adjusted, pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, results in Ps.11,000,000,000 being distributed regarding 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each and ii) to allocate the amount of Ps.8,000,000,000.- to integrate the Special Discretionary Reserve for eventual dividend distribution. Likewise, it will be proposed (a) To delegate to the Board of Directors the authority to partially disaffect the Special Discretionary Reserve for eventual dividend distribution in two moments, September 2022 and January 2023, for a total amount that, inflation adjusted, pursuant to Resolution 777/2018 of the Argentine Securities and Exchange Commission, results in Ps.4,000,000,000 each being distributed regarding 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each, all subject to liquidity conditions, dividends reception from our subsidiary Banco Galicia and financial situation; and (b) To delegate to the Board of Directors the authority to determine the payment method, in cash or in kind, in this case valued at market price, or in any combination of both options. For fiscal year 2019 and 2020, pursuant to what is set forth in the third paragraph of the article without number incorporated after article 25 of Act No.23,966, replaced by article 4 of Act No.26,452, when corresponding, Grupo Financiero Galicia withheld the amounts paid for said each fiscal year in its capacity as substitute taxpayer of the shareholders’ subject to the tax on personal assets. Similarly, for fiscal year 2021, Grupo Financiero Galicia will withhold, when corresponding, an amount for personal income tax on dividends to be distributed.
For more information on requirements for dividend distribution, see Item 4. “Information on the Company”-B. “Business Overview”— “Argentine Banking Regulation”— “Profit Distribution”.

Banco Galicia
On March 16, 2022, Banco Galicia held an ordinary shareholders’ meeting, at which shareholders approved the partial use of the “Optional Reserve” for the subsequent distribution of cash dividends up to Ps.19,350 million, payable in 12 equal, monthly and consecutive installments, subject to the prior authorization of the BCRA.
Finally, on April 7, 2022, the BCRA authorized Banco Galicia to pay a cash dividend for the amount of Ps.18,016 million, to be paid in 12 equal, consecutive, monthly installments.
Naranja X
On March 31, 2022, Tarjetas Regionales held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.1.800 million.
On April 19, 2022, Naranja held an ordinary and extraordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.4.000 million.
Sudamericana Holding
On January 18, 2022, and March 29, 2022, Sudamericana Holding held extraordinary shareholders’ meetings, at which shareholders approved the payment of a cash dividend in the amount of Ps.295 million and Ps.376 million, respectively.
Galicia Asset Management
On March 29, 2022, Galicia Asset Management held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.1,547 million.
Galicia Securities
On March 30, 2022, Galicia Securities held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.111 million.
Galicia Warrants
On March 29, 2022, Galicia Warrants held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.112 million.
B. Significant Changes
Since the closing date of the annual financial statements (December 31st, 2021), Grupo Financiero Galicia has not experienced any significant changes other than those already indicated in this report. For further information regarding significant changes, please see Item 3. Key Information – Risk Factors – Risk Factors Relating to Argentina; Item 5. Operating Results and Item 5. Liquidity and Capital Resources.

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
Argentine Securities Market
The principal and oldest exchange for the Argentine securities market is the BYMA. The BYMA started operating in 1854 and handles the largest proportion of all equity trading in Argentina. Securities listed on the BYMA include corporate equity and debt securities and government securities. Debt securities listed on the BYMA may also be listed on the MAE. The MERVAL, which is affiliated with the BYMA, was founded in 1929 and is the largest stock market in Argentina. The MERVAL is a private entity, whose capital is integrated by shares admitted to public offer regime and was registered as a market by the CNV under N°16. Its capital is composed of 86 outstanding shares and there are 252 agents registered as members of the MERVAL market. We are member of the MERVAL through INVIU S.A.U. and Galicia Securities S.A., subsidiaries that owns one share each. Additionally, the Bank, within the framework of the Capital Market Law, was authorized by the CNV to act as a settlement and clearing agent and trading agent-comprehensive and was added as member of the MERVAL.
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
Although companies may list all of their capital stock on the BYMA, in most cases the controlling shareholders retain the majority of a company’s capital stock. This results in only a relatively small percentage of most companies’ stock being available for active trading by the public on the BYMA. Even though individuals have historically constituted the largest group of investors in Argentina’s equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine mutual funds, by contrast, continue to have very low participation in the market. Although 86 companies had equity securities listed on the BYMA as of December 31, 2021, the 10 most-traded companies on the exchange accounted for approximately 77.8% of total trading value during 2021, from a 79.1% recorded in 2020. Our shares were the first-most traded shares on the BYMA in 2021, with a 29% share of trading volume from an also first position of 32.1% recorded during 2020. Our shares have been the first-most traded shares on BYMA in the last 4 years in a row.
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
B. Market Regulations
The CNV oversees the Argentine securities markets and is responsible for authorizing public offerings of securities and supervising brokers, public companies and mutual funds, among others. Argentine pension funds and insurance companies are regulated by separate Argentine government agencies, while financial institutions are regulated mainly by the BCRA. . The Capital Markets Law (as amended by Law No. 27,440) regulates the capital markets transactions as well as the supervision, control and disciplinary and regulatory powers of the CNV. The Capital Markets Law is supplemented by the CNV Rules.
In compliance with the provisions of Law No.20,643 and the Decrees No.659/74 and No.2220/80, most debt and equity securities traded on the authorized markets must be deposited or registered in Caja de Valores S.A., which is the central securities depositary of Argentina, that provides deposit facilities for securities and mainly acts as a transfer and paying agent in connection therewith. It also handles settlement of securities transactions and operates the computerized exchange information system.
.Pursuant to the requirements of the Argentine regulations, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the U.S. and other countries. However, the CNV has taken steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for non-compliance.
In order to offer securities to the public in Argentina, an issuer must meet certain requirements established by the CNV involving certain disclosure and compliance standards for assets´ operating history, management and other matters, and only securities approved by the CNV to be publicly offered may be listed on the authorized markets. This approval does not imply any kind of certification of assurance related to the merits of the quality of the securities, or the solvency of the issuer. Issuers of listed securities (with certain exclusions applicable to SMEs) are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the CNV and the corresponding stock exchange
Securities can currently be freely traded on the Argentine authorized markets, however, the Argentine government has been periodically imposing restrictions regarding access by residents and non-residents to the local MLC and to transfers of foreign exchange abroad. See Item 4. “Information on the Company—Government Regulation—Foreign Exchange Market”.
Regarding corporate governance practices, the CNV has been issuing different rules aimed to strengthen the good practices in that field, emphasizing the principles established by the Organization for Economic Cooperation and Development (“OECD”) and requiring a stronger commitment from the listing companies regarding the compliance with those practices.

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
Outstanding Capital Stock
Our total subscribed and paid-in share capital as of December 31, 2021, amounted to Ps.1,474,692,091, composed of class A shares and class B shares, each with a par value of Ps.1. The following table presents the number of our shares outstanding as of December 31, 2021, and the voting interest that the shares represent.

	December 31, 2021
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
Our bylaws do not provide for any arrangements or understandings with major shareholders, customers, suppliers, or others pursuant to which any person referred to in this annual report was selected as a director or member of senior management.
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
C. Material Contracts
Bonds
During the 2016 fiscal year, Banco Galicia issued subordinated Class II notes due 2026 in an aggregate principal amount of US$250 million. The proceeds of this issuance were used to redeem the Bank’s outstanding subordinated notes due 2019. During the 2018 fiscal year, Banco Galicia issued Class V Series II notes due 2021 in an aggregate principal amount of Ps.2,032 million. During the 2020 fiscal year, Banco Galicia issued Class VIII due 2021 in an aggregate principal amount of Ps.1,589 million. During 2021 fiscal year, Banco Galicia issued Class IX and X notes due 2022 in and aggregate principal amount of Ps.1,626 and Ps.1,350 respectively.
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
Law No.27,430 enacted on December 27, 2017 and published in the Official Gazette on December 29, 2017, Law No. 27,541 published in the Official Gazette on December 23,2019, and Law No.27,630 published in the Official Gazette on June 16,2021 introduced several changes to Income Tax Law No.20,628. The principal change resulting from such law is about corporate income tax rate. For fiscal years beginning on or after January 1, 2018 until December 31, 2020, the government has reduced the corporate income tax rate from 35% to 30%. After December 31, 2021, the corporate tax rate will be according to the following scheme:

*Taxe Rate (In pesos except percentages)
Net taxable profit		Flat Tax	More %	Taxation over the excess of the amount
Over Ps.	Up to the amount
—	5,000,000	—	25	—
5,000,000	50,000,000	1,250,000	30	5,000,000
50,000,000	Onward	14,750,000	35	50,000,000
This reform includes additional changes, such as the confirmation that ADRs and ADSs generate Argentine-sourced income. Non- residents, however, will be exempted from the current 15% capital gains tax on the sale of ADRs or ADSs if they reside in a jurisdiction having an exchange of information agreement with Argentina or if these invested funds come from a cooperating jurisdiction.
Taxation of Dividends
As from the effectiveness of Law No. 27,430 and Law No. 27,630, on December 27, 2017 and June 16 , 2021, dividends and distributions (other than stock dividends) made by local entities to individuals, undivided estates, and foreign entities are subject to a withholding tax at a rate of 7%.
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
Personal Assets Tax
Individuals domiciled and undivided estates located in Argentina or abroad will be subject to an annual tax in respect of assets located in Argentina and abroad. Applicable wealth tax rates and minimum non-taxable asset values for the general taxpayer regime are replaced with effect as of fiscal year 2021 by Law No.27,667. The following is the new scheme:

Fiscal year	Tax rate	Exempt Minimum
2021 onwards	*	Ps.	6,000,000

*Taxe Rate (In pesos except percentages)
Total Value of Assets		Flat Tax	More %	Taxation over the excess of the amount
Over Ps.	Up to the amount
0	3,000,000	—	0.50	—
3.000.001	6,500,000	15,000	0.75	3,000,000
6.500.001	18,000,000	41,250	1.00	6,500,000
18.000.001	100,000,000	156,250	1.25	18,000,000
100.000.001	300,000,000	1,181,250	1.50	100,000,000
300.000.001	Onward	4,181,250	1.75	300,000,000
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
On April 2, 2020, aligned with the lockdown extension until Monday April 27, the tax authorities defined as administrative holidays days between March 19 and April 26 for procedural purposes. Similar extensions were implemented until November 29, 2020.
Indirect Tax (Law 25.413 -Tax on Bank Debits and Credits)
On March 20, 2020 the Government approved a reduction in the tax rate from 0.6% to 0.25% for financial transactions on deposits and withdrawals from Argentine bank accounts and a reduction from 1.2% to 0.5% for other transactions; both reductions, for employers in the health care industry (i.e., diagnosis services, health insurance and pre-paid medicine companies and hospitals, among others) during a 90-day period. Currently, these measures are in effect until the end of June 2022.
Other taxes
The tax authority determined the deadline for e-filings broadly was expanded until December 31, 2021.
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
United States Federal Income Taxes
The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of class B shares or ADSs. This summary does not purport to address all the U.S. federal income tax considerations that may be relevant to a particular holder (including consequences under the alternative minimum tax) or a decision to purchase, own or dispose of class B shares or ADSs. This summary applies only to beneficial owners of class B shares or ADSs that hold the class B shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not address tax consequences to all categories of investors, some of which (such as dealers or traders in securities or currencies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, banks and certain other financial institutions, insurance companies, persons that received class B shares or ADSs as compensation for the performance of services, persons owning (or deemed to own for U.S. federal income tax purposes) 10% or more (by voting power or value) of our shares, U.S. Holders (as defined below) whose functional currency is not the Dollar, persons that hold the class B shares or ADSs as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction for U.S. federal income tax purposes, and individual retirement accounts and other tax deferred accounts) may be subject to special tax rules. This summary does not address the U.S. federal estate and gift tax consequences of the acquisition, ownership and disposition of class B shares or ADSs. Moreover, the summary below does not address the U.S. state, local or non-U.S. income or other tax consequences of an investment in class B shares or ADSs, or any aspect of U.S. federal taxation other than income taxation.
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
Based on certain estimates of its gross income and gross assets (which estimates are inherently imprecise), the nature of its business, and reliance on the Active Bank Exception, Grupo Financiero Galicia believes that it was not a PFIC for the taxable year ended December 31, 2021. Grupo Financiero Galicia’s status in future years will depend on its assets and activities in those years. Grupo Financiero Galicia has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that Grupo Financiero Galicia will not be considered a PFIC for any taxable year. If Grupo Financiero Galicia were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.
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
I. Subsidiary Information
For a description of subsidiary information, see Item 4. “Information on the Company”—A.“History and Development of the Company” —“History”.

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
See Item 6. “Directors, Senior Management and Employees”—“Functions of the Board of Directors of Banco Galicia”. Liquidity management is discussed in Item 5 “Operating and Financial Review and Prospects”-.B.“Liquidity and Capital Resources”. Credit risk management is discussed in Item 4. “Information on the Company”—B.“Business Overview”- “Selected Statistical Information”—“Credit Review Process” and other sections under Item 4. “Information on the Company”—B.“Business Overview”- “Selected Statistical Information” describing Grupo Galicia’s financial instruments portfolio and financial instruments loss experience.
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
The limit on a potential loss was established at 10% of the gross brokerage margin for the first year, as defined above. At fiscal year-end, the negative difference between the gross brokerage margin for the first year corresponding to the “+400/200 bps” scenario and that corresponding to the “base” scenario accounted for -4.3% of the gross brokerage margin for the first year.
The tables below show as of December 31, 2021 in absolute and percentage terms, the change in Banco Galicia’s gross brokerage margin (“GBM”) of the first year, as compared to the gross brokerage margin of the “base” scenario corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 bps from those in the “base” scenario. Banco Galicia’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Government.

Net Portfolio
	Gross Brokerage Margin (1)
	December 31, 2021
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	3,329	2.15%
150	2,493	1.61%
100	1,660	1.07%
50	829	0.53%
Static
(50)	(1,189)	(0.77)%
(100)	(2,368)	(1.53)%
(150)	(3,544)	(2.29)%
(200)	(4,735)	(3.06)%

(1)	Net interest of the first year

Net Trading Portfolio
	Gross Brokerage Margin (1)
	December 31, 2021
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	849	0.55%
150	635	0.41%
100	422	0.27%
50	210	0.14%
Static
(50)	(369)	(0.24)%
(100)	(737)	(0.48)%
(150)	(1,102)	(0.71)%
(200)	(1,466)	(0.95)%

(1)	Net interest of the first year

Net Non -Trading Portfolio
	Gross Brokerage Margin (1)
	December 31, 2021
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	2,480	1.60%
150	1,859	1.20%
100	1,238	0.80%
50	619	0.40%
Static
(50)	(820)	(0.53)%
(100)	(1,632)	(1.05)%
(150)	(2,441)	(1.58)%
(200)	(3,270)	(2.11)%

(1)	Net interest of the first year
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
The limit on interest rate risk exposure, expressed as a difference between the net present value of assets and liabilities in the “base” scenario and the “critical” scenario cannot exceed 15% of the consolidated Tier 1. As of December 31, 2021, the “Value at Risk” was -0.77% of the Tier 1.

C. Foreign Exchange Rate Risk
Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and Banco Galicia’s net financial income resulting from the revaluation of Banco Galicia’s assets and liabilities denominated in foreign currency. The impact of variations in the exchange rate on Banco Galicia’s net financial income depends on whether Banco Galicia has a net asset foreign currency position (the amount by which foreign currency denominated assets exceed foreign currency denominated liabilities) or a net liability foreign currency position (the amount by which foreign currency denominated liabilities exceed foreign currency denominated assets). In the first case an increase/decrease in the exchange rate results in a gain/loss, respectively. In the second case, an increase/decrease results in a loss/gain, respectively. Banco Galicia has established limits for its consolidated foreign currency mismatches for the asset and liability positions of -9 % and + 30% of Banco Galicia’s RPC. At the end of the fiscal year, Banco Galicia’s net asset position in foreign currency represented +0.9% (plus 0.9%).
As of December 31, 2021, Banco Galicia had a net assets foreign currency position of Ps.2,257 million (US$22.0 million) after adjusting its on-balance sheet net assets position of Ps.3,548 million (US$34.5 million) by net forward purchases of foreign currency without delivery of the underlying liability, for Ps.1,291 million (US$12.6 million), recorded off-balance sheet.
The table below show the effects of changes in the exchange rate of the Peso vis-à-vis the Dollar on the value of Banco Galicia’s foreign currency net asset position as of December 31, 2021. As of these dates, the breakdown of Banco Galicia’s foreign currency net asset position into trading and non-trading is not presented, as Banco Galicia’s foreign currency trading portfolio was not material.

	Value of Foreign Currency Net Position
	As of December 31,
	2021
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount	Absolute Variation	% Change

	(in millions of Pesos, except percentages)
40%	3,158	901	40
30%	2,934	677	30
20%	2,708	451	20
10%	2,483	226	10
Static (2)	2,257	—	—
-10%	2,031	(226)	(10)
-20%	1,806	(451)	(20)
-30%	1,580	(677)	(30)
-40%	1,356	(901)	(40)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.
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

The table below shows the composition of the Grupo Financiero Galicia’s Shareholders’ Equity as of December 31, 2021, by currency and type of adjustment:

	December 31, 2021
	Assets	Liabilities	Gap

	(in millions of Pesos)
Financial Assets and Liabilities	1,580,867	1,314,647	266,220
Pesos - Adjusted by UVA	39,588	18,339	21,249
Pesos - Unadjusted	1,280,684	1,040,678	240,006
Foreign Currency (1)	260,595	255,630	4,965
Other Assets and Liabilities	97,176	58,927	38,249

Total Gap	1,678,043	1,373,574	304,469

Adjusted for Forward Transactions Recorded in Memo Accounts
Financial Assets and Liabilities	1,580,867	1,314,647	266,220
Pesos - Adjusted by the UVA	39,588	18,339	21,249
Pesos - Unadjusted, Including Shareholders’ Equity (2)	1,199,317	958,020	241,297
Foreign Currency (1) (2)	341,962	338,288	3,674
Other Assets and Liabilities	97,176	58,927	38,249

Total Adjusted Gap	1,678,043	1,373,574	304,469

(1)	In Pesos, at an exchange rate of Ps .102.75 per US$1.
(2)	Adjusted for forward sales and purchases of foreign exchange, without delivery of underlying assets and recorded in Memorandum Accounts.
As of December 31, 2021, considering the adjustments from forward transactions recorded under memorandum accounts, Grupo Financiero Galicia had net asset positions in foreign currency and Pesos adjusted and non-adjusted.
The paragraphs below describe the composition of the different currency mismatches of assets and liabilities as of December 31, 2021:
i) Assets and Liabilities Denominated in Foreign Currency
As of December 31, 2021, the Grupo Financiero Galicia’s assets denominated in foreign currency were mainly comprised of the following: (i) Ps. 206,313 million of cash and balances from the BCRA and correspondent banks; (ii) Ps. 45,487million for loans (principal plus interest) and other financing, including Ps.824 million for receivables for financial leases; (iii) Ps7,088 million for other financial assets includes Ps.2,974 million for Prisma; (iv) Ps 913 million for government and private securities and (v) Ps.156 million for assets pledged as collateral, including forward purchases of government securities.
The liabilities denominated in foreign currency consisted mainly of: (i) Ps 198,349 million for deposits (principal, interest and quotation differences); (ii) Ps.31,772 million for subordinated and non subordinated notes issued by Banco Galicia and Ecosistema Naranja (iii) Ps.16,907 million for other financial liabilities, mainly collections on behalf of third parties and leasing; (iv) Ps.7,831 million for payables to banks and international credit entities; and (v) Ps.770 million recorded in “Other Non-financial Liabilities”.
A net asset liability of Ps.4,965 million stemmed from the consolidated balance sheet. Furthermore, forward transactions in foreign currency without delivery of the underlying asset were recorded in memorandum accounts, which, in terms of their notional value, were equal to a net liability position of Ps.1,291 million. Therefore, as of that date, the net position in foreign currency adjusted to reflect these transactions was a net asset position of Ps.3,674 million, equivalent to US$35.8 million.
Grupo Financiero Galicia has set limits as regards foreign-currency mismatches at -9% of the Bank’s RPC for its net liability position and at +30% of the Bank’s RPC for its net asset position. At the fiscal year-end, Banco Galicia’s net asset position in foreign currency represented +1.5 % of its RPC.
ii) Non-Adjusted Peso-Denominated Assets and Liabilities
Grupo Financiero Galicia’s non-adjusted Peso-denominated assets at December 31, 2021 were mainly comprised of the following: (i) Ps. 660,827 million for loans (principal plus interest, net of allowances) including

Ps.282 million for receivables from financial leases and Ps.3,804 million for miscellaneous receivables; (ii) Ps. 203,205 million for repurchase transactions; (iii) Ps. 181,567 million for the holding of securities issued by the BCRA (LELIQ); Ps. 49,175 million for cash and balances held at the BCRA and correspondent banks (including the balance of escrow accounts); (iv) (v) Ps 148,197 million for the holding of government and private securities, including Ps.32,052 million for BOTE 2022; (vi) Ps14,764 million for “Other Financial Asset; and (vii) Ps16,655 million pledged as collateral.
Grupo Financiero Galicia’s non-adjusted Peso-denominated liabilities at December 31, 2021 were mainly comprised of the following (i) Ps 819,270 million for deposits (principal plus interest); (ii) Ps. 132,433 million for liabilities payable to stores, credit card transactions of Banco Galicia; (iii) Ps.22,475 million for notes issued by Banco Galicia and ecosistema Naranja ; (iv) Ps. 11,685 million for other financial liabilities; (v) Ps. 15,880 million for debt incurred with local financial institutions and (vi) Ps. 34,635 million for amounts payable for future transactions and transactions pending settlement of government securities and foreign currency.
The net asset position in non-adjusted Peso-denominated assets and liabilities was Ps 241,297 million at December 31, 2021.
iii) Peso-Denominated Assets and Liabilities Adjusted by UVA
At December 31, 2021, the net asset position amounted to Ps 21,249 million, which is primarily comprised of Ps.35,595 million for loans, mainly UVA mortgage loans and Ps.3,993 million for miscellaneous receivables.
With respect to liabilities, Ps. 15,740 million was related to UVA-adjusted time deposits and Ps. 2,599 million related to balances of the unemployment fund of construction workers.
iv) Other Assets and Liabilities
As of December 31, 2021, “Other Assets—Liabilities” mainly included the following: (i) property, plant and equipment, miscellaneous and intangible assets for Ps. 85,981 million; (ii) miscellaneous receivables for Ps. 2,570 million and (iii) Ps. 6,908 million recorded in “Other Non-financial assets”;
As of December 31, 2021, liabilities mainly included the following: (i) Ps. 39,455 million recorded in “Other Non-financial Liabilities”; (ii) Ps. 9,659 million for current income tax liabilities; and (iii) Ps. 4,382 million for provisions for other contingencies.
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

Banco Galicia’s policy requires that the Risk Management and Treasury Divisions agree on the parameters under which the models work, and establishes the maximum losses authorized for equity securities, foreign-currency, BCRA’s debt instruments and derivative products in a fiscal year. Maximum losses were established in:

Risk	Policy on Limits
(in millions of Pesos)
Total risk (currency + fixed-income instruments + interest rate derivatives)	6,737
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
As of December 31, 2021, such exposure was 3.69% over total liabilities
H. Risk Exposures in the Non-Financial Public Sector
The Argentine Central Bank imposes restrictions with respect to financing for the non-financial Public Sector and establishes limits in connection with the agencies that can be aided, the types of permitted loans and maximum amounts that can be granted. Such maximum amounts are set on the basis of the Bank’s RPC.

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
Grupo Financiero Galicia received a payment of US$181,360 for fiscal year 2021, US$287,476 for fiscal year 2020 and US$283,948 for fiscal year 2019 in relation to continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses for filing annual and interim financial reports, relevant information reports, processing dividend distribution, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, and telephone and conference calls), accounting fees and legal fees.
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
We expect to receive a similar reimbursement from the depositary for expenses for the fiscal year ending December 31, 2022, to the one we received for the fiscal year ended December 31, 2021.

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

2)	Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework 2013 issued by the COSO.

3)	Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2021.

4)
The effectiveness of our internal control over financial reporting as of December 31, 2021, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

(c) Attestation Report of the Registered Public Accounting Firm. See Item 18. “Financial Statements–Report of the Independent Registered Public Accounting Firm” for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.
(d) Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2021.
During the period covered by this report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert
Mr. Miguel Maxwell was the financial expert serving on our Audit Committee for fiscal year ended December 31, 2021. For more information about Mr. Maxwell, please see Item 6. “Directors, Senior Management and Employees”- “Our Board of Directors”.

Item 16B.	Code of Ethics
We have adopted a code of ethics (for Grupo Financiero Galicia and its main subsidiaries) in accordance with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. During fiscal year 2019, in lieu of the new corporate governance requirements introduced by the CNV, the Company adopted a new Code of Ethics. In fiscal year 2021, we modify our Code of Ethics to introduce a new Ethical line managed by KPMG, that is now assisting the company to receive and manage eventual complains and/or any irregular circumstance. Additionally, we did not grant any waivers to our code of ethics during the fiscal year ended December 31, 2021. In June 2009, we adopted a Code of Best Practices in Corporate Governance in accordance with Argentine legal requirements. During fiscal year 2019, the CNV issued Rule No. 797/2019 (modifying Rule No. 606 and the previous 516) which established new standards for the filing of the Code of Good Practices in Corporate Governance that received some minor modifications for fiscal year 2020 and 2021. Our Code of Ethics and our Code of Corporate governance are attached hereto as Exhibits 11.1 and 11.2.

Item 16C.	Principal Accountant Fees and Services
The following table sets forth the total amount billed to us by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2021, and 2020.

	2021	2020

	(in thousands of Pesos)
Audit Fees	189,147	222,882
Audit Related Fees	15,017	14,151
Tax Fees	27,781	27,523
All Other Fees	39,635	36,125

Total	271,580	300,681

Audit Fees
Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and IFRS requirements for the fiscal years ended December 31, 2021 and December 31, 2020.
Audit-Related Fees
Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in 2021 and 2020.
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
Report of the Independent Registered Public Accounting Firm as of and for the fiscal year ended December 31, 2021.
Consolidated Statements of Financial Position for the years ended December 31, 2021 and 2020.
Consolidated Statements of Income for the years ended December 31, 2021, 2020 and 2019.
Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019.
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2021, 2020 and 2019.
Notes to the Consolidated Financial Statements.
You can find our audited consolidated financial statements on pages F-1 to F-109 of this annual report.

Item 19.	Exhibits

Exhibit	Description

1.1	Unofficial English language translation of the Bylaws (estatutos sociales).

2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

2.2	Indenture, dated as of July 19, 2016, among Banco de Galicia y Buenos Aires S.A.U., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.***

2.3	Indenture, dated as of April 11, 2017, among Tarjeta Naranja S.A., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.****

4.1	Stock Purchase Agreement, dated as of June 1, 2009, among American International Group Inc., AIG Consumer Finance Group, Inc. and Banco de Galicia y Buenos Aires S.A.U., and the other parties signatory thereto.**

4.2	Loan Agreement, dated as of May 24, 2016, between Banco de Galicia y Buenos Aires S.A.U. and International Finance Corporation.***

4.3	Bond Subscription Agreement, dated as of March 23, 2018, between Banco de Galicia y Buenos Aires S.A.U. and International Finance Corporation.*****

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company-Organizational Structure”.

11.1	Code of Ethics.

11.2	Code of Corporate Governance Good Practices.

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive data files

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

*	Incorporated by reference from our Registration Statement on Form F-4 (333-11960).
**	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2009.
***	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2016.
****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2017.
*****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2018.

SIGNATURE
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO FINANCIERO GALICIA S.A.

By:	/s/ Fabian Kon
Name:	Fabian Kon
Title:	Chief Executive Officer

By:	/s/ Diego Rivas
Name:	Diego Rivas
Title:	Chief Financial Officer
Date: April 25, 2022

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of Grupo Financiero Galicia S.A.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Grupo Financiero Galicia S.A. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework
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

F-1

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Allowance for loan losses
As described in Notes 1.11, 2.b and 45 to the consolidated financial statements, the Company’s allowance for loan losses was Ps.47,318,419 thousands as of December 31, 2021. The Company assesses impairment by estimating the expected credit losses. Management’s models to determine the expected credit loss involve significant judgement in relation to making assumptions about macroeconomic scenarios considering a range of possible economic outcomes, calculated on a probability-weighted basis.
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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s allowance for loan losses estimation processes, which included controls over the data, models and assumptions used in the estimation process. These procedures also included, among others; (i) evaluating the appropriateness of the models used by the Company to estimate parameters such as the probability of default and the loss given default; (ii) evaluating the reasonableness of the Company’s definition of significant increase in credit risk and identifying assets which are impaired or subject to serious risk of impairment; (iii) evaluating the reasonableness of the process followed by the Company to develop macroeconomic scenarios and their weighting; and (iv) testing the completeness and accuracy of the data provided by management.

/s/ PRICE WATERHOUSE & Co. S.R.L. /s/ SEBASTIÁN MORAZZO (Partner)
Sebastián Morazzo
Buenos Aires, Argentina
April 25, 2022.
We have served as the Company’s auditor since 1999.

F-2

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED DECEMBER 31, 2021, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.21	12.31.20
Assets
Cash and Due from Banks	5	237,426,843	264,787,060
Cash		35,591,958	101,029,569
Financial Institutions and Correspondents		201,834,885	163,757,491
Argentine Central Bank (BCRA)		192,379,482	154,862,498
Other, Local and Foreign Financial Institutions		9,455,403	8,894,993
Debt Securities at fair value through profit or loss	6	235,936,898	234,592,823
Derivative Financial Instruments	7	1,247,078	3,267,935
Repurchase Transactions	8	203,205,457	92,067,820
Other Financial Assets	9	23,371,926	15,235,484
Loans and Other Financing	10	744,433,702	794,608,259
Non-financial Public Sector		498	504
Argentine Central Bank (BCRA)		533	19,917
Other Financial Institutions		12,746,201	22,189,326
Non-financial Private Sector and Residents Abroad		779,004,889	828,599,474
Expected credit loss allowance		(47,318,419)	(56,200,962)
Other Debt Securities	11	94,356,999	34,822,804
Financial Assets Pledged as Collateral	12	35,235,668	28,252,414
Current Income Tax Assets	13	76,381	297,497
Investments in Equity Instruments	14	1,251,934	8,621,309
Equity investments in Associates and Joint Ventures	15	169,347	134,552
Property, Plant and Equipment	16 and 17	62,196,024	66,008,914
Intangible Assets	18	21,231,442	21,839,477
Deferred Income Tax Assets	19	4,286,395	13,905,649
Assets for Insurance Contracts	20	3,217,517	2,845,838
Other Non-financial Assets	21	10,398,787	11,523,519
Non-current Assets Held for Sale	22	657	44,268

Total Assets		1,678,043,055	1,592,855,622

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.
F-
3

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED DECEMBER 31, 2021, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.21	12.31.20
Liabilities
Deposits	23	1,035,957,929	1,020,886,486
Non-financial Public Sector		25,926,239	32,509,026
Financial Sector		3,366,908	2,939,025
Non-financial Private Sector and Residents Abroad		1,006,664,782	985,438,435
Liabilities at fair value through profit or loss	24	75,674	—
Derivative Financial Instruments	7	712,129	86,716
Repurchase Transactions	8	324,119	—
Other Financial Liabilities	25	195,659,168	147,171,842
Financing Received from the Argentine Central Bank and Other Financial Institutions	26	23,710,704	20,880,419
Debt Securities	27	27,971,776	25,771,621
Current Income Tax Liabilities	41	9,658,818	22,984,598
Subordinated Debt Securities	28	26,275,536	32,684,216
Provisions	29	4,381,599	5,700,004
Deferred Income Tax Liabilities	19	5,430,594	206,686
Liabilities for Insurance Contracts	20	3,190,629	3,110,871
Other Non-financial Liabilities	30	40,225,155	38,154,644

Total Liabilities		1,373,573,830	1,317,638,103

Shareholders’ Equity
Capital Stock	31	1,474,692	1,474,692
Paid-in capital		17,281,187	17,281,187
Capital Adjustments		102,456,581	102,456,581
Reserves		240,572,401	269,810,144
Retained Deficit		(89,040,327)	(154,345,775)
Other Comprehensive Income		630,279	547,080
Income for the Year	43	31,094,407	37,993,605

Shareholders’ Equity Attributable to Parent Company´s Owners		304,469,220	275,217,514
Shareholders’ Equity Attributable to Non-controlling Interests	50	5	5

Total Shareholders’ Equity		304,469,225	275,217,519

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

F-
4

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED STATEMENT OF INCOME

FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2021
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise
Stated

Items	Notes	12.31.21	12.31.20	12.31.19
Interest Income	32	290,169,845	252,646,201	268,180,196
Interest Expense	32	(180,892,307)	(136,851,353)	(196,607,638)
Net Income from Interest		109,277,538	115,794,848	71,572,558
Fee Income	32	70,404,705	69,285,301	72,220,641
Fee related Expenses	32	(12,615,126)	(14,229,647)	(14,510,769)
Net Fee Income		57,789,579	55,055,654	57,709,872
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	32	95,609,835	104,619,587	149,660,888
Income from Derecognition of Assets Measured at Amortized Cost		16,531	(4,723)	451,016
Exchange rate differences on gold and foreign currency	33	4,494,719	10,637,532	17,858,586
Other Operating Income	34	35,836,233	33,694,144	43,529,669
Income from Insurance Business	35	7,349,946	8,137,763	7,272,216
Expected credit loss allowance	36	(23,262,581)	(52,874,223)	(45,281,832)
Net Operating Income		287,111,800	275,060,582	302,772,973
Personnel Expenses	37	(46,444,271)	(48,037,327)	(50,240,863)
Administrative Expenses	38	(45,203,534)	(46,960,750)	(50,142,274)
Depreciation and Impairment of Assets	39	(14,497,482)	(12,504,437)	(10,407,340)
Other Operating Expenses	40	(53,834,069)	(46,132,615)	(52,954,579)
Loss on net monetary position		(79,501,926)	(51,354,448)	(56,513,335)
Operating Income		47,630,518	70,071,005	82,514,582
Share of profit from Associates and Joint Ventures	15	(129,152)	(188,757)	—
Income before Taxes from Continuing Operations		47,501,366	69,882,248	82,514,582
Income Tax from Continuing Operations	41	(16,406,959)	(31,373,771)	(33,568,004)
Net Income from Continuing Operations		31,094,407	38,508,477	48,946,578

Net Income for the Year		31,094,407	38,508,477	48,946,578

Net Income for the Year Attributable to parent company´s owners		31,094,407	37,993,605	48,718,493
Net Income for the Year Attributable to Non-controlling Interests	50	—	514,872	228,085

Items	Notes	12.31.21	12.31.20	12.31.19
Earnings per Share	43
Net Income Attributable to parent company´s owners		31,094,407	37,993,605	48,718,493
Net Income Attributable to parent company´s owners Adjusted by dilution effects		31,094,407	37,993,605	48,718,493
Weighted-Average of Ordinary Shares Outstanding for the Year		1,474,692	1,442,740	1,426,765
Diluted Weighted-Average of Ordinary Shares Outstanding for the Year		1,474,692	1,442,740	1,426,765
Basic Earnings per Share		21.09	26.33	34.15
Diluted Earnings per Share		21.09	26.33	34.15
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

F-
5

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2021
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.21	12.31.20	12.31.19
Net Income for the Year		31,094,407	38,508,477	48,946,578
Items of Other Comprehensive Income (OCI) that may be Reclassified to Profit or Loss for the Year
Income or Loss from Financial Instruments at Fair Value through OCI (Item 4.1.2a, IFRS 9)		87,192	(276,475)	805,435
Income / (Loss) for the Year from Financial Instruments at Fair Value with Changes through OCI	32	125,229	(478,622)	1,279,326
Income tax	41	(38,037)	202,147	(473,891)
Other Comprehensive (Loss) / Income		(3,993)	(8,343)	22,025
Other Comprehensive (Loss) / Income		(3,993)	(25,754)	31,463
Income tax	41	—	17,411	(9,438)
Total Other Comprehensive Income / (Loss) that may be Reclassified to Profit or Loss for the Year		83,199	(284,818)	827,460
Total Other Comprehensive Income / (Loss)		83,199	(284,818)	827,460

Total Comprehensive Income		31,177,606	38,223,659	49,774,038

Total Comprehensive Income Attributable to Parent company´s owners		31,177,606	37,708,787	49,545,953
Total Comprehensive Income Attributable to Non-controlling Interests	50	—	514,872	228,085
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

F-
6

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021, AND ENDED DECEMBER 31, 2021, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise
Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company´s owners	Total Shareholders’ Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity

Balances as of 12.31.20		1,474,692	17,281,187	102,456,581	533,398	13,682	1,956,780	267,853,364	(116,352,170)	275,217,514	5	275,217,519
Distribution of Profits
Use of Reserve and distribution of cash dividends	42	—	—	—	—	—	—	(1,925,903)	—	(1,925,903)	—	(1,925,903)
Absorption of Retained Earnings		—	—	—	—	—	—	(27,311,840)	27,311,843	3	—	3
Total Comprehensive Income for the Year
Net Income for the Year	43	—	—	—	—	—	—	—	31,094,407	31,094,407	—	31,094,407
Other Comprehensive Income for the Year		—	—	—	87,192	(3,993)	—	—	—	83,199	—	83,199

Balances as of 12.31.21		1,474,692	17,281,187	102,456,581	620,590	9,689	1,956,780	238,615,621	(57,945,920)	304,469,220	5	304,469,225

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.
F-
7

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021, AND ENDED DECEMBER 31, 2021, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise
Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit (Loss) from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company´s owners	Total Shareholders’ Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity

Balances as of 12.31.19		1,426,765	10,951,132	97,810,302	809,873	22,025	1,956,780	190,114,556	(68,948,878)	234,142,555	5,944,933	240,087,488
Distribution of Profits
Use of Reserve and distribution of cash dividends	42	—	—	—	—	—	—	(2,856,661)	—	(2,856,661)	(217,120)	(3,073,781)
Other Reserves		—	—	—	—	—	—	85,396,897	(85,396,897)	—	—	—
Increase due to merger	15	47,927	6,330,055	4,646,279	—	—	—	(4,801,428)	—	6,222,833	(6,242,680)	(19,847)
Total Comprehensive Income for the Year
Net Income for the Year	43	—	—	—	—	—	—	—	37,993,605	37,993,605	514,872	38,508,477
Other Comprehensive Income for the Year		—	—	—	(276,475)	(8,343)	—	—	—	(284,818)	—	(284,818)

Balances as of 12.31.20		1,474,692	17,281,187	102,456,581	533,398	13,682	1,956,780	267,853,364	(116,352,170)	275,217,514	5	275,217,519

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.
F-
8

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021, AND ENDED DECEMBER 31, 2021, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise
Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company´s owners	Total Shareholders’ Equity Attributable to Non- Controlling Interests	Total Shareholders’ Equity

Balances as of 12.31.18		1,426,765	10,951,132	97,810,302	4,438	-	1,956,780	136,116,270	(58,201,331)	190,064,356	5,445,177	195,509,533
Purchase of Non-controlling Interests	50	-	-	-	-	-	-	-	-	-	271,671	271,671
Distribution of Profits
Cash Dividends	42	—	—	—	—	—	—	—	(5,467,754)	(5,467,754)	—	(5,467,754)
Other Reserves		—	—	—	—	—	—	53,998,286	(53,998,286)	—	—	—
Total Comprehensive Income for the Year
Net Loss for the Year	43	—	—	—	—	—	—	—	48,718,493	48,718,493	228,085	48,946,578
Other Comprehensive Income for the Year		—	—	—	805,435	22,025	—	—	—	827,460	—	827,460

Balances as of 12.31.19		1,426,765	10,951,132	97,810,302	809,873	22,025	1,956,780	190,114,556	(68,948,878)	234,142,555	5,944,933	240,087,488

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

F-
9

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED DECEMBER 31, 2021, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.21	12.31.20	12.31.19
CASH FLOWS FROM OPERATING ACTIVITIES
Income before Taxes from Continuing Operations		47,501,366	69,882,248	82,514,582
Adjustment to Obtain the Operating Activities Flows:
Expected credit loss allowance	36	23,699,204	52,874,223	45,281,832
Depreciation and Impairment of Assets	39	14,497,482	12,504,437	10,407,340
Loss on Net Monetary Position	32	79,501,926	51,354,448	56,513,335
Other Operations		121,644,171	55,502,099	68,872,208
Net (Increases)/Decreases from Operating Assets:
Debt securities measured at fair value through profit or loss		(13,472,375)	(25,383,688)	2,878,157
Derivative Financial Instruments		2,020,857	1,518,145	858,588
Repurchase Transactions		(127,266)	(69,281)	(6,288,991)
Other Financial Assets		(7,861,508)	1,151,357	4,132,874
Net Loans and Other Financing
- Non-financial Public Sector		7	17,044	27,002
- Other Financial Institutions		9,363,742	(4,179,059)	(1,620,050)
- Non-financial Private Sector and Residents Abroad		15,803,179	(106,383,355)	109,747,351
Other Debt Securities		(59,534,195)	4,261,173	6,512,814
Financial Assets Pledged as Collateral		(6,983,253)	(4,516,790)	10,460,041
Investments in Equity Instruments		6,330,064	467,130	(8,849,960)
Other Non-financial Assets		753,065	1,315,760	(3,335,118)
Non-current Assets Held for Sale		43,611	35,891	1,841,865
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector		(6,582,787)	28,536,557	(23,116,601)
- Financial Sector		427,882	2,012,389	(1,323,267)
- Non-financial Private Sector and Residents Abroad		21,226,346	181,239,518	(304,782,009)
Liabilities at fair value through profit or loss		75,674	(2,922,431)	(3,857,164)
Derivative Financial Instruments		625,413	(1,723,879)	(3,992,602)
Other Financial Liabilities		49,621,037	2,005,391	(60,993,189)
Provisions		(1,318,405)	55,186	1,063,298
Other Non-financial Liabilities		224,362	95,970	(1,654,848)
Income Tax Payments		(14,668,473)	(42,289,186)	(20,760,287)

NET CASH (USED IN)/GENERATED BY OPERATING ACTIVITIES (A)		282,811,126	277,361,297	(39,462,799)

CASH FLOWS FROM INVESTMENT ACTIVITIES
Payments:
Purchase of PP&E, Intangible Assets and Other Assets		(9,943,268)	(10,753,014)	(16,351,126)
Capital Contributions in Investments in Subsidiaries, Associates, and Joint Ventures		(209,130)	(154,398)	—
Collections:
Sale of PP&E, Intangible Assets and Other Assets		650,223	399,396	5,506,657
Dividends earned		1,039,311	270,635	—
Sales of Investments in Subsidiaries, Associates and Joint Ventures		45,181	—	—

NET CASH USED IN INVESTMENT ACTIVITIES (B)		(8,417,683)	(10,237,381)	(10,844,469)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Unsubordinated Debt Securities		(17,057,015)	(42,020,826)	(31,435,239)
Loans from Local Financial Institutions		(17,747,509)	(53,066,730)	(106,291,309)
Dividends	42	(1,925,903)	(3,073,781)	(5,467,754)
Leases payment	16	(1,736,133)	(2,012,188)	(2,055,635)
Collections:
Unsubordinated Debt Securities		23,882,485	17,702,459	11,662,209
Loans from Local Financial Institutions		23,012,641	29,481,283	95,432,959
Capital increase	50	—	—	271,671

NET CASH (USED IN)/GENERATED BY FINANCING ACTIVITIES (C)		8,428,566	(52,989,783)	(37,883,098)

EXCHANGE INCOME ON CASH AND CASH EQUIVALENTS (D)		44,397,131	49,517,668	104,957,237

NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		327,219,140	263,651,801	16,766,871
MONETARY LOSS RELATED TO CASH AND CASH EQUIVALENTS		(257,054,890)	(168,842,685)	(253,782,133)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	5	571,796,903	476,987,787	714,003,049

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	5	641,961,153	571,796,903	476,987,787

F-1
0

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED DECEMBER 31, 2021, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.) and Thousands of U.S. Dollars (USD), Except as Otherwise Stated
NOTE 1. ACCOUNTING POLICIES AND BASIS FOR PREPARATION

Grupo Financiero Galicia S.A. (hereinafter, “the Company”, and jointly with its subsidiaries, “the Group”) is a financial services holding company incorporated on September 14, 1999, under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A.U. (hereinafter, “Banco Galicia” or “the Bank”) which is a private bank offering a wide range of financial services, both to individuals and companies. Likewise, the Company has a controlling interest in: Tarjetas Regionales S.A. (hereinafter, “Naranja X”), which maintains investments related to the issuance of credit cards and services for managing personal and commercial finance; Sudamericana Holding S.A., a company engaged in the insurance business; Galicia Asset Management S.A.U., a mutual fund management company; Galicia Warrants S.A., a warrant issuing company; IGAM LLC, a company engaged in assets management; and Galicia Securities S.A.U. a settlement and compensation agent and Trading Agent – Own Portfolio.
These consolidated financial statements were approved and authorized for publication through Minutes of Board of Directors’ Meeting No. 654 dated April 2
5
, 2022.
1.1. BASIS FOR PREPARATION
These consolidated financial statements have been prepared in accordance and in compliance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC). All the IFRSs in force as of the date of preparation of these consolidated financial statements have been applied.
In Argentina, the Group is subject to the provisions of Article 2, Section I, Chapter I of Title IV: Periodic Information Regime of the National Securities Commission (CNV) regulations and it is required to present its financial statements in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank.
The Argentine Central Bank, through Communication “A” 5541 and its amendments, established a convergence plan towards the adoption of IFRS as issued by the IASB, and the interpretations issued by the IFRIC, for the entities under its supervision, effective for fiscal years commencing January 1, 2018, with certain exceptions.
The Group has presented its local financial statements under these rules on February 15, 2022. Shareholders’ equity under the rules of the Argentine Central Bank is presented in Note 52.8.
Management believes that these consolidated financial statements fairly present the Group’s financial position, financial performance and cash flows, in accordance with IFRS.
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

F-1
1

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In order to conclude whether a given economy qualifies as hyperinflationary pursuant to the terms of IAS 29, the standard sets forth certain factors that should be considered, including a three-year cumulative inflation rate reaching or exceeding 100%.
The Group has applied IAS 29,
Financial Reporting in hyperinflationary Economy
, in preparing these consolidated financial statements for all years presented.

(c)	New Accounting Standards
The Group has applied the following standards for the first time as of January 1, 2021:

i.	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 y IFRS 16: Reform to interest rate benchmark (IBOR reform).
The IASB published the proposed amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 that address issues that arise during the reform of an interest rate benchmark, including its replacement by alternative interest rates. The most significant amendments are those related to the accounting of financial instruments at amortized cost. For those instruments measured at amortized cost, the amendments propose, as a practical solution, that entities account for the change as a consequence of the IBOR reform, by updating the effective interest rate in accordance with paragraph B5.4.5 of IFRS 9. Consequently, no immediate profits or losses are recognized. This practical solution only applies to that amendment, and only if (i) it is required as a direct consequence of IBOR reform; and (ii) the new rate is equivalent to the previous rate in economic terms. According to the amendments to IFRS 16, a lessee shall apply a similar practical solution when accounting for a lease modification that changes the basis for determining future lease payments resulting from the IBOR reform (for example, in cases where lease payments are subject to an interest rate benchmark). The amendments which came into force as of January 1, 2021, do not have any substantial impact on the Group’s financial statements.

ii.	Amendment to IFRS 16 Leases: COVID-19-Related Rent Concessions
Many lessors have provided, or expect to provide, rent concessions to lessees as a consequence of COVID-19 pandemic. Said concessions can be of varied nature, including grace periods and deferral of lease payments, sometimes followed by an increase in rental payments in future periods. IFRS 16 contains requirements that apply to these concessions. However, the IASB noted that it could be difficult to apply those requirements to a potentially large volume of COVID-19-related rent concessions, especially in light of the many other challenges faced by stakeholders during the pandemic.
As a result, the IASB provided some relief to the lessees (but not to the lessors) in the form of an optional exemption to evaluate whether a COVID-19-Related Rent Concession means a lease modification. The lessees may opt for accounting for rent concessions in the same way as they would do it if they were not lease modifications. In many cases, this fact will lead to account for concessions as a variable lease payment. This simplification only applies to rent concessions taking place as a direct consequence of COVID-19 pandemic. Lessees using this exemption must disclose this fact, as well as the amount recognized in Income arising from COVID-19-related rent concessions. If a lessee chooses to apply the practical solution to a lease, it will apply it systematically to all lease contracts with similar characteristics and under similar circumstances. The amendment will be retrospectively applied in accordance with IAS 8, but lessees are not required to restate the figures of prior periods or provide the disclosure in accordance with paragraph 28 (f) of IAS 8.
The mandatory amendments applicable to annual periods beginning as of June 1, 2020, do not have any impact on the Group’s financial statements.

(f)	New accounting standards and amendments issued by the IASB that have not been adopted by the Group
The new standards, amendments and interpretations published are detailed below; however, they have not yet come into force for fiscal years commenced January 1, 2021, and have not been early adopted by the Group:

F-1
2

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

i.	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - Amendments to IFRS 10 and IAS 28.
The IASB made specific amendments to IFRS 10 “Consolidated Financial Statements” and to IAS 28 “Investments in Associates and Joint Ventures.” These amendments clarify the accounting for sales or contributions of assets between an investor and its associates or joint ventures and confirm that the accounting treatment depends on whether the non-monetary
assets sold or contributed to the associate or joint venture are a “business” (as defined in IFRS 3) or not. When the non-monetary
assets constitute a business, the investor will recognize profits or losses from the sale or contributions of assets. When the assets do not constitute a business, profits or losses are recognized by the investor only to the extent of its interest in the associate or joint venture. These amendments shall be retroactively applied. The IASB has decided to defer the application date of these amendments until it completes its research project on the equity method. The Group is evaluating the impact of applying this new standard.

ii.	IFRS 17 “Insurance Contracts.”
On May 18, 2017, the IASB issued IFRS 17 “Insurance Contracts,” which provides a comprehensive, principle-based framework for the measurement and presentation of all insurance contracts. The new standard will replace IFRS 4 “Insurance Contracts” and requires that insurance contracts be measured using current compliance cash flows and that revenues be recognized as the service is provided during the coverage period. This standard is effective for fiscal years commencing on or after January 1, 2023. The Group is evaluating the impact of adopting this new standard.

iii.	2018-2020 Annual Improvements:

•	Commissions included in the 10% test for derecognition of financial liabilities
The amendment to IFRS 9 establishes the commissions to be included in the 10% test to determine the derecognition of financial liabilities. The costs or commissions could be paid to third parties or the lender. According to the amendment, the costs or commissions paid to third parties will not be included in the 10% test.

•	Subsidiaries adopting the IFRS for the first time
IFRS 1 grants an exemption to subsidiaries adopting the IFRS after their parent company. The subsidiary may measure its assets and liabilities at the carrying amounts that would have been included in the consolidated financial statements of its parent company, based on the parent’s transition date to IFRS, if no adjustments were made for consolidation purposes, and for the purposes of the business combination by which the parent acquired the subsidiary.
IFRS 1 was amended to allow entities that have used the IFRS 1 exemption to also measure the accumulated translation differences using the amounts reported by the parent company, according to the parent’s transition date to the IFRS. The amendment to IFRS 1 extends the exemption to the aforementioned accumulated translation differences to reduce the costs of the entities adopting the IFRS for the first time. The amendment will also apply to the associates and joint ventures that have used the same exemption to IFRS 1.
All the amendments come into force as of January 1, 2022.

iv.	Amendments to IAS 1 Presentation of Financial Statements, IFRS Practice Document 2, and IAS 8 Accounting Standards, Changes in Accounting Estimates, and Errors
The IASB amended IAS 1
Presentation of Financial Statements
through which companies are required to disclose information on material accounting standards or of relative importance, if their omission affects the understanding by the users of the financial statements over other material information, rather than significant accounting standards. In order to support this amendment, the Board also amended IFRS Practice Document 2
Making Judgments Related to Materiality
to provide guidance on how to apply the concept of materiality to disclosures of accounting standards.
The amendment to IAS 8
Accounting Standards, Changes in Accounting Estimates, and Errors
helps to distinguish between changes in accounting standards and changes in accounting estimates. This is a significant distinction, as changes in accounting estimates apply prospectively to future transactions and other events, while, in general, changes in accounting standards apply retrospectively to past transactions and other events, as well as to the current fiscal year.
These amendments are applicable to fiscal years commenced on or after January 1, 2023. Early application is allowed. Amendments must be prospectively applied. It is estimated that they do not have any substantial impact on the Group’s financial statements.

v.	Amendments to IAS 16 Property, Plant and Equipment - Assets obtained before the intended use.
The amendments prohibit a company from deducting from the cost of the good the amounts received from sales made while the company is preparing the asset for its intended use. The revenue from selling such products or samples, jointly with production costs, will be recognized in other comprehensive income of the corresponding period. This amendment was published in May 2020 and will come into force for the fiscal years commencing as of January 1, 2022. It is estimated that it does not have any substantial impact on the Group’s financial statements.

vi.	Amendments to IAS 37 - Onerous Contracts - Cost of Fulfilling a Contract
These amendments specify the costs that a company must include when evaluating whether a contract will cause deficit. This amendment was published in May 2020 and will come into force for the fiscal years commencing as of January 1, 2022. It is estimated that it does not have any substantial impact on the Group’s financial statements.

vii.	Amendments to IFRS 3 Recognition and Measurement of identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree.
It updates a IFRS 3 reference to the Conceptual Framework of Financial Reporting without changing the accounting requirements for business combinations. This amendment was published in May 2020 and will come into force for the fiscal years commencing as of January 1, 2022. It is estimated that it does not have any substantial impact on the Group’s financial statements.

viii.	Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction.
These amendments require companies to recognize deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences.
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
For the purpose of consolidating its financial statements, the Group used the subsidiaries’ financial statements for the year ended December 31, 2021. The accounting policies applied by Sudamericana Holding SA. are established by the National Insurance Superintendency and have been adjusted to those applied by the Group in preparing its consolidated financial statements.
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

F-1
3

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
As of December 31, 2021, and December 31, 2020, balances in U.S. Dollars were translated at the reference exchange rate (Ps.102.75 and Ps.84.145, respectively) established by the Argentine Central Bank. Foreign currencies other than the US dollar have been translated into this currency using exchange rates reported by the Argentine Central Bank.

1.7.	CASH AND DUE FROM BANKS
The item Cash and Due from Banks includes the available cash and bank deposits freely available, which are liquid short-term instruments with maturity less than three months from the origination date.
The assets disclosed under cash and due from banks are accounted for at their amortized cost which approximates its fair value.

F-1
4

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

F-1
5

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

F-1
6

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

7

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

F-
18

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
Low-value
assets are mainly small physical spaces to place equipment which are owned by the Bank.
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

F-
19

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

F-2
0

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.17.    TRUST ASSETS
The assets held by the Group in its trustee role are not reported in the consolidated statement of financial position, because the Group is not in control of the trust or the risks and rewards of the underlying assets. Fees received from trust activities are recorded in Fee Income
.
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
When the financial effect produced by the discount becomes important, the amount of the provision must be the present value of the disbursements that are expected to be required to cancel the obligation by using a pre-tax
interest rate that reflects the current market conditions on the value of money and the specific risks for such obligation. The increase in the provision for the lapsing of time would be recognized in the Net Financial Income item of the Statement of Income.
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

F-2
1

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.22.    DEBT SECURITIES AND SUBORDINATED DEBT SECURITIES
The Group’s Debt Securities and Subordinated Debt Securities are measured at amortized cost. If the Group purchases debt securities of their own, the obligation in Liabilities related to such debt securities is considered extinguished, and, therefore, it is derecognized. If the Group repurchases its own debt, this is eliminated from the Consolidated Financial Statements, and the difference between the residual value of the financial liability and the amount paid is recognized as a financial income or expense.
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

F-2
2

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
1.25.    PROFIT RESERVES
According to Art. 70 of the General Companies Act, the Company and its subsidiaries, except Banco Galicia and Naranja Digital Compañía Financiera S.A.U., must transfer to Legal Reserve 5% of the profit for the year, until said reserve reaches 20% of the capital stock plus the balance of the Equity Adjustment account.
Regarding Banco Galicia and Naranja Digital Compañía Financiera S.A.U., in accordance with the regulations established by the Argentine Central Bank, it is appropriate to allocate to Legal Reserve 20% of the profits for the year, net of the eventual adjustments of previous fiscal years, if applicable. However, for the allocation of Other Reserves, the Financial Institutions must comply with the Argentine Central Bank provisions of the Amended Text on income distribution detailed in Note 52.
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
Fees received by the Group for the origination of syndicated loans are not part of the effective interest rate of the product and are recognized in the statement of income at the time the service is provided, to the extent the Group does not retain part of it, or this is maintained in the same conditions as the rest of the participants. Commissions and fees earned by the Group on negotiations in third parties’ transactions are not part of the effective interest rate either, and are recognized at the time the transactions are executed.
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

F-2
3

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
NOTE 2. CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the accounting standards to define the Group’s accounting policies.
The Group has identified the following areas involving a greater degree of judgment or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements, and which are essential to understand the underlying accounting/financial reporting risks.
a.    FAIR VALUE OF LEVEL 3 FINANCIAL INSTRUMENTS
The fair value of financial instruments classified as level 3 are not listed in active markets and is therefore determined by using valuation techniques. The valuation of level 3 financial instruments involves one or more inputs which are unobservable and significant to their fair value measurement. The Group uses valuation models and unobservable inputs, including projected cash flows, discount rates and volatilities and correlations relating to interest rates and spreads, to estimate the fair value of level 3 financial instruments. These valuation techniques require management to make significant estimates and judgments.

F-2
4

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.	VALUATION OF EXPECTED CREDIT LOSS ALLOWANCE
The Group records the allowance for loan losses under the expected credit losses (ECL) method included in IFRS 9. The ECL is typically estimated using quantitative methods that consider a variety of factors such as historical loss experience, the current credit quality of the portfolio as well as an economic outlook over the life of the loan. The most significant judgments of the model relate to making assumptions about macroeconomic scenarios. These macroeconomic scenarios include variables that have historically been key drivers of increases and decreases in credit losses. These variables include, but are not limited to, unemployment rates, gross domestic product levels and corporate bond spreads. As any one economic outlook is inherently uncertain, the Group leverages multiple scenarios. The scenarios developed and the weighting given to each scenario depend on a variety of factors including recent economic events, leading economic indicators, views of internal and third-party economists and industry trends. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

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

F-2
5

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of the indicated dates, the Group maintains the following portfolios of financial instruments:

Portfolio of Instruments as of 12.31.21	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Cash and Due from Banks	—	237,426,843	—
Argentine Central Bank’s Bills and Notes	181,567,431	—	—
Government Securities	51,904,219	—	—
Corporate Securities	2,465,248	—	—
Derivative Financial Instruments	1,247,078	—	—
Repurchase Transactions	—	203,205,457	—
Other Financial Assets	10,039,375	13,332,551	—
Loans and Other Financing	—	744,433,702	—
Other Debt Securities	—	90,126,580	4,230,419
Financial Assets Pledged as Collateral	12,051,320	23,184,348	—
Investments in Equity Instruments	1,251,934	—	—
Liabilities
Deposits	—	1,035,957,929	—
Liabilities at fair value through profit or loss	75,674	—	—
Derivative Financial Instruments	712,129	—	—
Repurchase Transactions	—	324,119	—
Other Financial Liabilities	—	195,659,168	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	—	23,710,704	—
Debt Securities	—	27,971,776	—
Subordinated Debt Securities	—	26,275,536	—

Portfolio of Instruments as of 12.31.20	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Cash and Due from Banks	—	264,787,060	—
Argentine Central Bank’s Bills and Notes	193,695,730	—	—
Government Securities	36,652,618	—	—
Corporate Securities	4,244,475	—	—
Derivative Financial Instruments	3,267,935	—	—
Repurchase Transactions	—	92,067,820	—
Other Financial Assets	4,214,265	11,021,219	—
Loans and Other Financing	—	794,608,259	—
Other Debt Securities	—	28,505,749	6,317,055
Financial Assets Pledged as Collateral	3,072,506	25,179,908	—
Investments in Equity Instruments	8,621,309	—	—
Liabilities
Deposits	—	1,020,886,486	—
Liabilities at fair value through profit or loss	—	—	—
Derivative Financial Instruments	86,716	—	—
Other Financial Liabilities	—	147,171,842	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	—	20,880,419	—
Debt Securities	—	25,771,621	—
Subordinated Debt Securities	—	32,684,216	—
NOTE 4. FAIR VALUES

The Group classifies the fair values of the financial instruments in 3 levels, according to the quality of the data used for their determination
Fair Value Level 1: The fair value of financial instruments traded in active markets (as publicly traded derivative instruments, debt securities or instruments available for sale) is based on the quoted market prices as of the date of the reporting period. If the quoted price is available within the 5 business days of the valuation date, and there is an active market for the instrument, this will be included in Level 1. Otherwise, it will be included in Level 3.
Fair Value Level 2: The fair value of financial instruments not traded in active markets, for example, over-the-counter
derivatives, is determined using valuation techniques that maximize the use of observable inputs. If all the significant inputs required to obtain the fair value of a financial instrument are observable, the instrument is included in Level 2. If the inputs required to determine the price are not observable, the instrument will be included in Level 3.
Fair Value Level 3: If one or more relevant inputs are not based on observable market data, the instrument is included in Level 3. This is the case of unlisted financial instruments.
When observable market prices are no longer available, the instrument will be included in Level 3.

F-2
6

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Valuation Techniques
The valuation techniques to determine fair values include:

•	Market prices for similar instruments.

•	Determining the estimated present value of instruments.
The valuation technique to determine the fair value Level 2 is based on data other than the quoted price included in Level 1, which are directly observable for assets or liabilities, both directly (i.e., prices) and indirectly (i.e., deriving from prices). For those instruments with no secondary market and which, if having to reverse positions, the Group would have to sell them to the Argentine Central Bank at the rate originally agreed in accordance with the provisions of the controlling authority, the price has been prepared based on such rate accrual.
Financial instruments classified as level 3 mainly include equity instruments for which the fair value was calculated with the assistance of independent appraisers using methods of future discounted cash flows involving a combined income and market approach. The fair value of the related put option derivative classified as level 3 as of December 31, 2020, was estimated using a valuation technique based on the binomial method considering different scenarios. The most relevant unobservable input data include the projected EBITDA and the discount rate (WACC—Weighted Average Cost of Capital) used in the estimations.
The valuation technique to determine the fair value of other Level 3 financial instruments is based on a method that compares the existing spread between the curve of sovereign bonds and the average yield of primary offerings, for different segments, according to the different risk ratings. If there are no representative primary offerings during the month, the following alternatives will be used:

(i)	Secondary market prices of instruments under the same conditions, which had quoted in the evaluation month.

(ii)	prior month bidding and/or secondary market prices, which will be taken based on their representativeness.

(iii)	prior month spread applied to the sovereign curve.

(iv)	A specific margin is applied, defined according to historical yields of instruments under the same conditions.
As stated above, the rates and spreads to be used to discount future cash flows and originate the price of the instrument are determined.
All the modifications to the valuation methods are previously discussed and approved by the Group’s key personnel.
The Group’s financial instruments measured at fair value at the end of the reporting period are detailed below:

Portfolio of Instruments as of 12.31.21	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Argentine Central Bank’s Bills and Notes	—	181,567,431	—
Government Securities	48,196,411	1,980,000	1,727,808
Corporate Securities	2,127,047	—	338,201
Derivative Financial Instruments	—	1,247,078	—
Other Financial Assets	4,442,031	12,038	5,585,306
Other Debt Securities (*)	4,230,419	—	—
Financial Assets Pledged as Collateral	12,051,320	—	—
Investments in Equity Investments	64,585	—	1,187,349
Liabilities
Liabilities at fair value through profit or loss	75,674	—	—
Derivative Financial Instruments	—	712,129	—

Total	71,036,139	184,094,418	8,838,664

(*)	It relates to Government Securities measured at fair value through other comprehensive income.

F-2
7

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Portfolio of Instruments as of 12.31.20	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Argentine Central Bank’s Bills and Notes	—	193,695,730	—
Government Securities	34,973,924	1,375,652	303,042
Corporate Securities	2,496,545	—	1,747,930
Derivative Financial Instruments	—	827,053	2,440,882
Other Financial Assets	4,167,088	47,177	—
Other Debt Securities (*)	913,191	5,403,864	—
Financial Assets Pledged as Collateral	3,072,506	—	—
Equity Investments	354,372	—	8,266,937
Liabilities
Liabilities at fair value through profit or loss	—	—	—
Derivative Financial Instruments	—	86,716	—

Total	45,977,626	201,262,760	12,758,791

(*)	It relates to Government Securities measured at fair value through other comprehensive income.
The evolution of instruments included in Level 3 Fair Value is detailed below:

Level 3	12.31.20	Transfers (*)	Recognition	Derecognition	Income (Loss)	Inflation Effect	12.31.21
Government Securities	303,042	720,774	2,403,032	(1,703,054)	(41,167)	45,181	1,727,808
Corporate Securities	1,747,930	(115,844)	1,129,266	(729,099)	47,218	(1,741,270)	338,201
Other Financial Assets	—	—	5,585,306	—	—	—	5,585,306
Derivative Financial Instruments	2,440,882	—	—	(1,617,103)	—	(823,779)	—
Financial Assets Pledged as Collateral	—	—	—	—	—	—	—
Investments in Equity Instruments	8,266,937	423,148	—	(5,112,660)	510,341	(2,900,417)	1,187,349

Total	12,758,791	1,028,078	9,117,604	(9,161,916)	516,392	(5,420,285)	8,838,664

(*)	They include the movements of levels of financial instruments classified as fair value Level 3, as described above.

Level 3	12.31.19	Transfers (*)	Recognition	Derecognition	Income (Loss)	Inflation Effect	12.31.20
Government Securities	10,670,072	(2,617,950)	27,958,069	(34,635,558)	1,381,483	(2,453,074)	303,042
Corporate Securities	379,876	186,587	5,811,807	(4,522,684)	150,677	(258,333)	1,747,930
Derivative Financial Instruments	1,912,183	—	—	—	1,036,317	(507,618)	2,440,882
Financial Assets Pledged as Collateral	2,120,733	(316,742)	1,057,284	(2,385,732)	(244,960)	(230,583)	—
Investments in Equity Instruments	9,026,169	—	—	—	1,588,273	(2,347,505)	8,266,937

Total	24,109,033	(2,748,105)	34,827,160	(41,543,974)	3,911,790	(5,797,113)	12,758,791

(*)	They include the movements of levels of financial instruments classified as fair value Level 3, as described above.
Transfers occurred because the instruments without observable valuation prices at the closing of the fiscal year were reclassified to Level 3, and the instruments with observable market quotes at the closing of the fiscal year were reclassified to Level 1 from Level 3. There were no transfers between Level 2 and Level 3.
The Group included below the fair value of the instruments not carried at fair value as of the year-end.

Items of Assets/Liabilities as of 12.31.21	Book Value	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	237,426,843	237,426,843	237,426,843	—	—
Repurchase Transactions	203,205,457	203,205,457	203,205,457	—	—
Loans and Other Financing	744,433,702	748,649,983	—	—	748,649,983
Other Financial Assets	13,332,551	13,660,673	9,550,403	—	4,110,270
Other Debt Securities	90,126,580	90,126,580	—	—	90,126,580
Financial Assets Pledged as Collateral	23,184,348	23,184,348	23,184,348	—	—
Liabilities
Deposits	1,035,957,929	1,035,936,049	—	—	1,035,936,049
Repurchase Transactions	324,119	324,119	—	—	324,119
Financing Received from the Argentine Central Bank and Other Financial Institutions	23,710,704	23,574,332	—	—	23,574,332
Debt Securities	27,971,776	27,578,207	23,133,327	—	4,444,880
Subordinated Debt Securities	26,275,536	25,938,727	—	—	25,938,727
Other Financial Liabilities	195,659,168	195,484,656	—	—	195,484,656

8

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Items of Assets/Liabilities as of 12.31.20	Book Value	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	264,787,060	264,787,060	264,787,060	—	—
Repurchase Transactions	92,067,820	92,067,820	92,067,820	—	—
Loans and Other Financing	794,608,259	796,722,083	—	—	796,722,083
Other Financial Assets	11,021,219	11,184,121	6,640,801	—	4,543,320
Other Debt Securities	28,505,749	28,532,180	—	—	28,532,180
Financial Assets Pledged as Collateral	25,179,908	25,179,908	25,179,908	—	—
Liabilities
Deposits	1,020,886,486	1,020,882,232	—	—	1,020,882,232
Financing Received from the Argentine Central Bank and Other Financial Institutions	20,880,419	19,163,963	—	—	19,163,963
Debt Securities	25,771,621	24,464,155	18,427,059	—	6,037,096
Subordinated Debt Securities	32,684,216	31,983,918	—	—	31,983,918
Other Financial Liabilities	147,171,842	146,586,013	—	—	146,586,013
NOTE 5. CASH AND CASH EQUIVALENTS

Cash equivalents are held to meet short-term payment commitments, rather than for investment or similar purposes. A financial asset is classified as cash equivalent if it can be readily convertible into a certain amount of cash and its risk of changes in value is immaterial. Accordingly, an investment with original maturity of three months or less is classified as cash equivalent. Equity interests are excluded from cash equivalents.
Cash and cash equivalents break down as follows:

	12.31.21	12.31.20	12.31.19
Net cash and Due from Banks (1)	237,426,843	264,787,060	268,474,449
Argentine Central Bank’s Bills and Notes Maturing up to 90 Days (2)	181,567,431	193,695,729	119,475,780
Reverse repurchase Transactions Debtors (3)	202,522,230	91,835,978	61,640,389
Loans to Financial Institutions (3)	6,582,500	9,811,206	—
Overnight Placements in Foreign Banks (4)	5,615,877	2,508,399	16,181,981
Mutual Funds (5)	4,442,031	4,167,088	10,210,476
Time Deposits (3)	3,804,241	4,991,443	1,004,712

Total Cash and Cash Equivalents	641,961,153	571,796,903	476,987,787

(1)	Net of Cash and Cash Equivalents for spot purchases or sales pending settlement.
(2)	Included within Repurchase transactions.
(3)	Included within Loans and Other Financing.
(4)	Included within Other financial assets.
(5)	Included within Debt Securities at Fair Value through Profit or Loss.
The risk analysis for cash and cash equivalents is presented in Note 45. Related parties information is disclosed in Note 51.
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

F-
29

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

INTEREST RATE SWAPS
These transactions are traded within the scope of the MAE and feature the daily or monthly settlement in Argentine pesos of the variation between the cash flows calculated at a variable rate (Private Badlar for a period of 30 to 35 days) and the cash flows calculated at a fixed rate or vice versa on the notional agreed, the price difference impacting on Income.
The amounts of transactions as of December 31, 2021, and 2020 are as follows:

	Underlying Asset	Type of Settlement	12.31.21 (*)	12.31.20 (*)
Currency Forward Transactions
Purchases	Foreign currency	Daily difference	76,738,445	38,817,252
Sales	Foreign currency	Daily difference	57,740,766	21,627,556
Customers´ Purchases	Foreign currency	Daily difference	10,162,388	2,338,623
Customers´ Sales	Foreign currency	Daily difference	31,398,862	18,963,363
Interest Rate Swaps
Swaps	Others	Other	—	125,144
Repurchase Transactions
Forward Purchases	Government Securities	With delivery of the underlying asset	323,534	—
Forward Sales	Government Securities	With delivery of the underlying asset	204,755,685	93,468,930

(*)	Notional values.
For further details, refer to Schedule O.
NOTE 8. REPURCHASE TRANSACTIONS

As of the indicated dates, the Group maintains the following repurchase transactions:

	12.31.21	12.31.20
Debtors for Reserve Repurchase Transactions of Government Securities	202,522,230	91,835,978
Interest Accrued Receivable for Reserve Repurchase Transactions	683,227	231,842

Total Repurchase Transactions—Assets	203,205,457	92,067,820

	12.31.21	12.31.20
Creditors for Repurchase Transactions of Government Securities	322,881	—
Interest Accrued Payable for Repurchase Transactions	1,238	—

Total Repurchase Transactions—Liabilities	324,119	—

The notional values of the assets transferred in repurchase transactions are presented in Note 7 and Schedule O.

	12.31.21	12.31.20
Reverse Repurchase Transactions recorded in Off-Balance Sheet Items	204,795,923	93,468,930
Forward purchases for Repurchase transactions recorded in Financial Assets Pledged as Collateral	323,534	—
NOTE 9. OTHER FINANCIAL ASSETS

As of the indicated dates, the balances of “Other Financial Assets” were as follows:

	12.31.21	12.31.20
Receivables from Spot Sales of Foreign Currency Pending Settlement	397,058	162,326
Receivables from Spot Sales of Government Securities Pending Settlement	3,482,549	1,871,480
Sundry Debtors (*)	13,332,784	7,275,171
Mutual Funds	4,442,031	4,167,088
Premiums from financial guarantee contracts	298,923	730,600
Interest accrued receivable	1,456,260	1,018,145
Fiduciary Participation Certificates	12,038	47,177
Balances from claims pending recovery	15,121	43,284
Others	—	4,294
Minus: Allowances	(64,838)	(84,081)

Total	23,371,926	15,235,484

(*)	It includes the receivable for the sale the shareholding in Prisma Medios de Pago. See Note 54 for further information.

F-3
0

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The credit rating quality analysis of Other Financial Assets as of December 31, 2021, was as follows:

	Debtors for Sale of Foreign Currency	Debtors for Cash sale of Government Securities to be Settled	Sundry Debtors	Mutual Funds	Premiums from financial guarantee contracts	Interest accrued receivable	Fiduciary Participation Certificates	Balances from claims pending recovery
Not yet due	397,058	3,482,549	13,324,323	4,442,031	298,923	1,456,260	12,038	15,121
Impaired/Uncollectible	—	—	8,461	—	—	—	—	—
Allowances	—	—	(64,838)	—	—	—	—	—

Total	397,058	3,482,549	13,267,946	4,442,031	298,923	1,456,260	12,038	15,121

The main factors considered by the Group to determine the impaired assets are their due date status and the possibility to realize the related collateral, if appropriate.
Related-party information is disclosed in Note 51.
NOTE 10. LOANS AND OTHER FINANCING

The composition of the Loans and Other Financing portfolio as of the indicated dates is detailed below:

	12.31.21	12.31.20
Non-financial Public Sector	498	504
Argentine Central Bank	533	19,917
Financial Institutions	12,746,201	22,189,326
Loans	12,746,201	22,189,326
Non-financial Private Sector and Residents Abroad	779,004,889	828,599,473
Loans	765,880,766	810,868,509
Advances	53,152,720	44,104,286
Notes	194,471,663	217,007,796
Mortgage Loans	18,419,566	24,884,743
Pledge Loans	16,220,243	17,488,993
Personal Loans	65,896,440	55,099,972
Credit Card Loans	367,957,854	364,966,327
Other Loans	22,806,981	54,990,173
Accrued Interest, Adjustments and Quotation Differences Receivable	29,353,974	35,697,497
Documented Interest	(2,398,675)	(3,371,278)
Financial Leases	1,114,408	2,800,073
Other Financing	12,009,715	14,930,891
Less: Allowances	(47,318,419)	(56,200,961)

Total	744,433,702	794,608,259

Classification of Loans and Other Financing as per situation and guarantees received, is detailed in Schedule B.
The concentration of Loans and Other Financing is detailed in Schedule C.
The breakdown by maturity term of Loans and Other Financing is detailed in Schedule D.
The risk analysis for Loans and Other Financing is presented in Note 45.
Related parties information is disclosed in Note 51.
NOTE 11. OTHER DEBT SECURITIES

The Group’s “Other Debt Securities” are detailed in Schedule A.
The risk analysis for Other Debt Securities is presented in Note 45.
NOTE 12. FINANCIAL ASSETS PLEDGED AS COLLATERAL

The Financial Assets Pledged as Collateral valuated in accordance with their underlying asset for the years under analysis are detailed below:

	12.31.21	12.31.20
Deposits as Collateral	16,394,982	10,414,132
Special Accounts as Collateral—Argentine Central Bank	18,517,152	17,274,590
Trust as Collateral	—	563,692
Forward Purchases of monetary regulatory instruments	323,534	—

Total	35,235,668	28,252,414

The restricted availability assets are detailed in Note 52.2.

F-3
1

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13. CURRENT INCOME TAX ASSETS

As of the indicated dates, the balances of Current Income Tax Assets correspond to:

	12.31.21	12.31.20
Tax Advances	76,381	297,497

Total	76,381	297,497

NOTE 14. INVESTMENTS IN EQUITY INSTRUMENTS

The Group’s “Investments in Equity Instruments” are detailed in Schedule A.
Prisma Medios de Pago S.A. (Prisma)
Within the framework of the divestment commitment assumed by Prisma and its shareholders before the National Commission for the Defense of Competition, on February 1, 2019, the Bank sold 3,182,444 ordinary shares of Nominal Value Ps.1 each and one vote per share in Prisma to AL ZENITH (Netherlands) B.V. (a company linked to Advent International Global Private Equity), equivalent to 51% of the Bank’s shareholding in that company. The final sale price contemplated in the sale agreement signed by the parties amounted to USD 104,469, of which USD 63,073 were paid in February 2019 and USD 41,396 will be paid in two annual installments in years 2026 and 2027.
On October 1, 2021, the Bank, together with all other Prisma’s Class B shareholders, notified AL ZENITH (Netherlands) B.V. the exercise of the put option contemplated in the sale agreement entered into in February 2019. As a result of the exercise of the put option, the process to sell the remaining 49% shareholding in Prisma to AL ZENITH (Netherlands) B.V. was initiated.
As of December 31, 2021, the Group´s remaining holding in Prisma Medios de Pago S.A. has been classified as Other Financial Assets and measured at fair value through profit or loss.
In March 2022, the Bank executed the sale of the remaining shareholding in Prisma to AL ZENITH (Netherlands) B.V. The final sale price contemplated in the new sale agreement signed by the parties amounted to USD 54,358 and will be paid as follows: (i) 30% in Pesos, adjusted by a CER (UVA) rate plus a nominal annual rate of 15% and (ii) 70% in US Dollars at a nominal annual rate of 10% within a term of six years.
NOTE 15. EQUITY INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

15.1	Equity Investments in Subsidiaries
The interest and shareholding percentages in companies over which the Group exerts control, and which are consolidated by the Group, are detailed below:

	Direct and Indirect Shareholding		Equity Investment %
Company	12.31.21	12.31.20	12.31.21	12.31.20
Banco de Galicia y Buenos Aires S.A.U.	668,549,353	668,549,353	100.00%	100.00%
Cobranzas Regionales S.A.	3,910,000	3,910,000	100.00%	100.00%
Galicia Asset Management S.A.U.	20,000	20,000	100.00%	100.00%
Galicia Broker Asesores de Seguros S.A.	71,309	71,309	99.99%	99.99%
Galicia Retiro Compañía de Seguros S.A.	7,727,271	7,727,271	100.00%	100.00%
Galicia Securities S.A.U.	95,392,000	95,392,000	100.00%	100.00%
Galicia Seguros S.A.U.	1,830,883	1,830,883	100.00%	100.00%
Galicia Warrants S.A.	1,000,000	1,000,000	100.00%	100.00%
IGAM LLC	77,643,963	77,643,963	100.00%	100.00%
INVIU Uruguay Agente de Valores S.A.	12,000	12,000	100.00%	100.00%
INVIU S.A.U.	1,000,000	1,000,000	100.00%	100.00%
Naranja Digital Compañía Financiera S.A.U.	1,012,567,500	1,012,567,500	100.00%	100.00%
Ondara S.A.	25,776,101	25,776,101	100.00%	100.00%
Sudamericana Holding S.A.	185,653	185,653	100.00%	100.00%
Tarjeta Naranja S.A.	2,824	2,824	100.00%	100.00%
Tarjetas Regionales S.A.	1,680,183,936	1,680,183,936	100.00%	100.00%
The following are the balances of subsidiaries, according to IFRS as of the indicated dates:

	12.31.21
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss) (*)
Banco de Galicia y Buenos Aires S.A.U.	1,475,481,065	1,223,387,627	252,093,438	22,932,127
Cobranzas Regionales S.A.	4,480,289	3,042,245	1,438,044	(1,372,320)
Galicia Asset Management S.A.U.	2,794,107	937,219	1,856,888	2,132,887
Galicia Broker Asesores de Seguros S.A. (**)	85,872	30,412	55,460	53,408
Galicia Retiro Compañía de Seguros S.A. (**)	691,989	551,473	140,516	(25,995)
Galicia Securities S.A.U.	4,234,744	3,564,205	670,539	459,039
Galicia Seguros S.A.U. (**)	6,626,001	4,307,192	2,318,809	1,240,064
Galicia Warrants S.A.	1,020,516	314,499	706,017	12,932
IGAM LLC	675,266	288	674,978	(1,150,556)
INVIU Uruguay Agente de Valores S.A.	76,225	4,228	71,997	(28,369)
INVIU S.A.U.	1,796,569	1,296,313	500,256	(930,514)
Naranja Digital Compañía Financiera S.A.U.	1,315,560	90,392	1,225,168	(880,922)
Ondara S.A.	34,133	14	34,119	(13,618)
Sudamericana Holding S.A. (**)	2,743,029	11,276	2,731,753	1,197,774
Tarjeta Naranja S.A.	193,754,221	154,552,978	39,201,243	9,088,823
Tarjetas Regionales S.A.	44,812,562	5,364	44,807,198	6,223,420

(*)	Income attributable to the shareholders of the parent.
(**)	Net income for the twelve-month period ended December 31, 2021.

F-3
2

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.20
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss) (*)
Banco de Galicia y Buenos Aires S.A.U.	1,427,936,985	1,198,775,669	229,161,316	31,276,853
Cobranzas Regionales S.A.	2,240,407	1,907,665	332,742	(857,134)
Galicia Asset Management S.A.U.	2,086,118	707,491	1,378,627	1,692,895
Galicia Broker Asesores de Seguros S.A. (**)	71,291	30,709	40,582	61,463
Galicia Retiro Compañía de Seguros S.A. (**)	765,344	597,963	167,381	5,520
Galicia Securities S.A.U. (***)	3,874,213	3,358,527	515,686	347,259
Galicia Seguros S.A.U. (**)	7,121,052	4,607,949	2,513,103	1,853,355
Galicia Warrants S.A.	1,060,887	259,245	801,642	(62,149)
IGAM LLC	656,675	136,709	519,966	236,251
INVIU Uruguay Agente de Valores S.A.	1,306	4,226	(2,920)	(4,229)
INVIU S.A.U.	654,001	241,624	412,377	242,186
Naranja Digital Compañía Financiera S.A.U.	1,258,530	82,897	1,175,633	(650,865)
Ondara S.A.	47,879	142	47,737	(20,427)
Sudamericana Holding S.A. (**)	3,991,335	85,940	3,905,395	1,985,486
Tarjeta Naranja S.A.	152,856,085	116,853,134	36,002,951	5,021,233
Tarjetas Regionales S.A.	38,627,624	43,847	38,583,777	3,260,735

(*)	Income attributable to the shareholders of the parent.
(**)	Net income for the twelve-month period ended December 31, 2020.
(***)	Net income for the period between the purchase date and December 31,2020.
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
The documents related to the
Spin-off-Merger
Agreement, were approved by the Boards of Directors of Dusner S.A., Fedler S.A. and Grupo Financiero Galicia S.A. on September 14, 2020.
At the Extraordinary Meeting of Grupo Financiero Galicia S.A. carried out on November 10, 2020, it was approved the aforementioned documentation, the exchange ratio, and the capital increase in the amount of Ps.47,927, through the issuance of 47,927,494 class B ordinary book-entry shares with a nominal value of Ps.1 (figure expressed in Argentine pesos) and one vote per share, with the right to participate in the profits of the fiscal year beginning on September 1, 2020.
On December 16, 2020, the Final
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
On March 16, 2021, the merger by acquisition and capital increase of Grupo Financiero Galicia S.A. was registered with the Public Registry of Commerce.
On June 15, 2021, Grupo Financiero Galicia S.A. sold 10,000 shares of Tarjetas Regionales S.A., representing 0.000569%, to Galicia Securities S.A.U.
Acquisition of an AlyC-type company
On May 5, 2020, the Group acquired 100% of the capital stock of Galicia Securities S.A. for a total price of
Ps.
48,540 paid in full at the acquisition date. Galicia Securities S.A. is authorized to act as a settlement and compensation agent and placement and distribution agent of mutual funds in Argentine. The net identifiable assets and goodwill recognized as of the date of acquisition are
Ps.
34,650 and
Ps.
13,890, respectively. The goodwill is attributable to a broker dealer license and it will be deductible for tax purposes.

15.2	Equity Investments in Associates
Banco Galicia, together with other financial entities, has set up Play Digital S.A. a company whose purpose is to develop and market a payment solution linked to the bank accounts of the financial system users in order to significantly improve their payment experience. The board of directors of said company is made up of key personnel of Banco Galicia, therefore, having significant influence, the investment is measured by the equity method.

Company	Equity Investment %	Place of Business	12.31.21	12.31.20
Play Digital S.A.	13.06%	Autonomous City of Buenos Aires - Argentina	169,347	134,552
The movements of such investment are as follows:

Company	12.31.20	Contributions (1)	Sales of shares	Profit Sharing in income (loss) for the Year	12.31.21
Play Digital S.A.	134,552	209,129	(45,182)	(129,152)	169,347

(1)	Banco Galicia has made new contributions after the closing.

Company	12.31.19	Contributions	Sales of shares	Profit Sharing in income (loss) for the Year	12.31.20
Play Digital S.A.	—	323,309	—	(188,757)	134,552

F-3
3

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The basic information regarding Grupo Financiero Galicia’s associates is detailed as follows:

	Profit Sharing in income (loss) for the Year
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss)
Play Digital S.A.	1,633,180	336,566	1,296,614	(1,497,307)
For more details see Schedule E.
NOTE 16. LEASES

This Note provides information for leases where the Grupo is the lessee:
(i) Amounts recognized in the Statement of Financial Position:

	12.31.21	12.31.20
Right-of-use asset (1)	4,504,770	6,117,050
Real estate	4,504,770	6,117,050
Lease Liabilities (2)	4,381,601	6,586,196

(1)	Recorded in Property, Plant and Equipment.
(2)	Recorded in Other Financial Liabilities, see Note 25.
Additions to the
right-of-use
assets during the financial year were Ps.602.421
The maturity of lease liabilities is disclosed in Note 45.
(ii) Amounts recognized in the Statement of Income:

	12.31.21	12.31.20
Charge for depreciation of right-of-use assets (1)(2)	2,025,313	1,980,809
Interest Expenses (3)	530,330	602,031
Expenses related to short-term leases (4)	249,575	213,884
Expenses related to low-value assets leases (4)	235,398	252,296
Sublease Income (5)	2,230	14,777

(1)	Depreciation for right of use of Real Property.
(2)	Recorded in Depreciation and Impairment of assets, see Note 39.
(3)	Recorded in Other Operating Expenses, Lease Interest, see Note 40.
(4)	Recorded in Administrative Expenses, see Note 38.
(5)	Recorded in Other Operating Income, see Note 34.
The roll forward of right
-of-use
assets and lease liabilities during the years 2021 and 2020 is as follows:

Right-of-use assets	12.31.21	12.31.20
Balances at the beginning of the year	6,117,050	7,564,491
Additions	602,421	950,004
Cancellation of contracts	(189,388)	(416,636)
Depreciation of the year	(2,025,313)	(1,980,809)

Balances at the end of the year	4,504,770	6,117,050

Lease liabilities (1)	12.31.21	12.31.20
Balances at the beginning of the year	6,586,196	7,743,286
New contracts	602,421	950,004
Cancellation of contracts	(189,388)	(416,636)
Lease payments	(1,736,133)	(2,012,188)
Leases financial cost	530,330	602,031
Translation differences and inflation adjustment	(1,411,825)	(280,301)

Balances at the end of the year	4,381,601	6,586,196

(1)	Recorded in the item Other Financial Liabilities, see Note 25.
The total cash flows related to leases was Ps.1,736,133.
NOTE 17. PROPERTY, PLANT AND EQUIPMENT

Changes in “Property, Plant and Equipment” are detailed in Schedule F.
The carrying amounts of “Property, Plant and Equipment” do not exceed their recoverable values.
NOTE 18. INTANGIBLE ASSETS

Changes in “Intangible Assets” are detailed in Schedule G.
The carrying amounts of “Intangible Assets” do not exceed their recoverable values.

F-3
4

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19. DEFERRED INCOME TAX ASSETS/LIABILITIES

Changes in “Deferred Income Tax Assets and Liabilities” during the fiscal years ended December 31, 2021, and December 31, 2020, are as follows:
Deferred Tax Assets

Item	12.31.20	Charge to Income	Others	12.31.21
Valuation of Securities	158	(158)	—	—
Derivate Instruments	—	17,092	—	17,092
Loans and Other Financing	16,961,608	(418,327)	—	16,543,281
Tax Loss Carryforwards	472,129	423,566	—	895,695
Other Non-financial Assets	45,174	(33,362)	—	11,812
Other Financial Liabilities	2,809	(2,809)	—	—
Subordinated Negotiable Obligations	10,663	(10,663)	—	—
Provisions	1,188,513	(928,406)	—	260,107
Other Non-financial Liabilities	616,429	425,647	—	1,042,076
Foreign Currency Exchange Differences	—	14,341	—	14,341
Inflation adjustment deferral	17,537,474	(511,624)	(10,578,421)	6,447,429
Others	325,620	(212,997)	—	112,623

Totals	37,160,577	(1,237,700)	(10,578,421)	25,344,456

Net deferred tax assets in subsidiaries with net liability position	(23,254,928)	2,196,867	—	(21,058,061)

Deferred tax assets	13,905,649	959,167	(10,578,421)	4,286,395

Deferred Tax Liabilities

Item	12.31.20	Charge to Income	Others	12.31.21
Valuation of Securities	(1,968,609)	582,204	—	(1,386,405)
Other Financial Assets	(37,924)	(113,708)	—	(151,632)
Property, Plant and Equipment	(17,099,811)	(1,251,247)	—	(18,351,058)
Intangible Assets	(3,992,949)	(1,597,299)	—	(5,590,248)
Other Non-financial Assets	(275,122)	60,103	—	(215,019)
Non-current Assets Held for Sale	—	—	—	—
Other Financial Liabilities	(52,340)	(84,520)	—	(136,860)
Subordinated Negotiable Obligations	(24,216)	24,216	—	—
Provisions	—	(651,084)	—	(651,084)
Other Non-financial Liabilities	(616)	616	—	—
Foreign Currency Exchange Differences	(3,660)	3,660	—	—
Inflation adjustment deferral	(5,759)	78	—	(5,681)
Others	(608)	(60)	—	(668)

Totals	(23,461,614)	(3,027,041)	—	(26,488,655)

Net deferred tax liabilities in subsidiaries with net asset position	23,254,928	(2,196,867)	—	21,058,061

Deferred tax liabilities	(206,686)	(5,223,908)	—	(5,430,594)

The amount of
Ps.10,578,421
exposed in “Others” correspond to the application of the tax inflation adjustment for fiscal year 2020 in Banco Galicia’s tax return filed for said fiscal year. See Note 41.

Deferred Tax Assets

Item	12.31.19	Charge to Income	Others	12.31.20
Valuation of Securities	77,327	(77,169)	—	158
Loans and Other Financing	6,458,491	10,503,117	—	16,961,608
Tax Loss Carryforwards	100,550	371,579	—	472,129
Other Non-financial Assets	23,340	21,834	—	45,174
Other Financial Liabilities	—	2,809	—	2,809
Subordinated Negotiable Obligations	—	10,663	—	10,663
Allowance for Impairment	14,401	(14,401)	—	—
Provisions	3,570,300	(2,381,787)	—	1,188,513
Other Non-financial Liabilities	930,430	(314,001)	—	616,429
Inflation adjustment deferral	11,946,143	5,591,331	—	17,537,474
Others	135,592	190,028	—	325,620

Totals	23,256,574	13,904,003	—	37,160,577

Net deferred tax assets in subsidiaries with net liability position	(17,488,512)	(5,766,416)	—	(23,254,928)

Deferred tax assets	5,768,062	8,137,587	—	13,905,649

F-3
5

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred Tax Liabilities

Item	12.31.19	Charge to Income	Others	12.31.20
Valuation of Securities	(43,144)	(1,925,465)	—	(1,968,609)
Other Financial Assets	(107,223)	69,299	—	(37,924)
Property, Plant and Equipment	(15,613,004)	(1,486,807)	—	(17,099,811)
Intangible Assets	(1,502,460)	(2,490,489)	—	(3,992,949)
Other Non-financial Assets	(1,273,139)	998,017	—	(275,122)
Non-current Assets Held for Sale	(3,172,947)	3,172,947	—	—
Other Financial Liabilities	(52,340)	—	—	(52,340)
Subordinated Negotiable Obligations	(24,216)	—	—	(24,216)
Provisions	(224,154)	224,154	—	—
Other Non-financial Liabilities	(27,437)	26,821	—	(616)
Foreign Currency Exchange Differences	(6,062)	2,402	—	(3,660)
Inflation adjustment deferral	—	(5,759)	—	(5,759)
Others	(1,659)	1,051	—	(608)

Totals	(22,047,785)	(1,413,829)	—	(23,461,614)

Net deferred tax liabilities in subsidiaries with net asset position	17,488,512	5,766,416	—	23,254,928

Deferred tax liabilities	(4,559,273)	4,352,587	—	(206,686)

In addition, the expiration dates of tax loss carryforwards are as follows:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2018	40,550	2023	12,165
2019	294,615	2024	88,385
2020	1,238,597	2025	371,579
2021	1,210,189	2026	423,566

	2,783,951		895,695

NOTE 20. ASSETS/LIABILITIES FOR INSURANCE CONTRACTS

Assets related to insurance contracts as of the indicated dates are detailed as follows:

Assets from Insurance Contracts	12.31.21	12.31.20
Premiums Receivable	3,139,617	2,804,458
Credits with Reinsurers	17,856	3,013
Fees Receivables	15,085	11,728
Others	44,959	26,639

Total	3,217,517	2,845,838

Liabilities related to insurance contracts as of the indicated dates are detailed as follows:

Liabilities from Insurance Contracts	12.31.21	12.31.20
Debts with Insured Persons	813,337	808,659
Debts with Reinsurers	26,059	31,440
Debts with Co-insurers	1,059	2,302
Debts with Producers	590,368	560,996
Technical Commitments	1,743,441	1,681,677
Others	86,814	84,140
Pending Claims in charge of Reinsures	(70,449)	(58,343)

Total	3,190,629	3,110,871

F-3
6

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Debts with Insured Persons	12.31.21	12.31.20
Property & Casualty Insurance	470,063	369,850
Direct Administrative Insurance	278,589	204,885
Direct Insurance in Lawsuits	9,266	7,855
Direct Insurance in Mediation	2,467	2,954
Settled Claims Payable	13,084	8,758
Pending Claims, Active Reinsurance and Retrocession	716	5,054
Claims Incurred but not Reported (IBNR)	146,423	140,344
Others	19,518	—
Life Insurance	343,150	438,809
Direct Administrative Insurance	277,999	337,142
Direct Insurance in Lawsuits	20,964	18,789
Direct Insurance in Mediation	7,418	12,057
Settled Claims Payable	1,619	39,980
Pending Claims, Active Reinsurance and Retrocession	21,584	18,035
Claims Incurred but not Reported (IBNR)	13,566	11,921
Redemptions Payable	—	885
Retirement Insurance	124	—
Annuities Payable in Arrears	124	—

Total	813,337	808,659

Debt with Reinsurers and Coinsurance	Current Account	Reinstatement Premiums	Minimum Deposit Premium to Be Accrued	Deposits as Collateral	Unpaid Losses to Be Borne by Reinsurers	Total
Debts with Reinsurers	83,820	—	(57,761)	—	(70,449)	(44,390)
Debts with Co-insurers	1,059	—	—	—	—	1,059

Total as of 12.31.21	84,879	—	(57,761)	—	(70,449)	(43,331)

Total as of 12.31.20	81,641	—	(47,899)	—	(58,343)	(24,601)

Debts with Producers	12.31.21	12.31.20
Checking Account—Producers	104,984	92,425
Fees for Premiums Receivable	472,659	440,333
Production Expenses Payable	12,725	28,238

Total	590,368	560,996

Technical Commitments	12.31.21	12.31.20
Ongoing and Similar Risk	1,025,356	921,461
Premiums and Surcharges	949,292	855,946
Premiums on Passive Reinsurance	(11,080)	(21,100)
Active Reinsurance	87,007	86,615
Insufficient Premiums	137	—
Mathematical Reserves	718,085	760,216
Mathematical Reserves for Individual Life Insurance	224,411	232,971
Mathematical Reserves for Individual Retirement Insurance	157,782	170,843
Mathematical Reserves of Life Annuities	225,012	231,597
Provision for the Mathematical Reserve Recomposition	20	21
Fluctuation Funds	110,072	124,784
Others	788	—

Total	1,743,441	1,681,677

Insurance liabilities were recorded according to the liability adequacy test, using the current estimates of future cash flows derived from insurance contracts. The assumptions used are as follows:

	12.31.21	12.31.20
Mortality Table	GAM 94	GAM 94
Investment (Discount) Rate	Products in USD: 14.77% annually	Products in USD: 14.77% annually
	Products in Ps.: 7.58% annually	Products in Ps.: 7.58% annually
Life Insurance Reference Rate	75% of the projection of the BADLAR rate starting from 34.22% plus the correction according to Resolution 2020-321 of the Argentine Superintendency of Insurance.	75% of the projection of the BADLAR rate starting from 34.22% plus the correction according to Resolution 2020-321 of the Argentine Superintendency of Insurance.
Administrative Expenses	399.21 for voluntary retirement and 2880.21 for annuities	422.18 for voluntary retirement and 2640.45 for annuities

F-3
7

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21. OTHER
NON-FINANCIAL
ASSETS

“Other
Non-financial
Assets” break down as follows:

	12.31.21	12.31.20
Payments on behalf of third parties	890,797	673,257
Advances of fee s to Directors and Syndics	6,875	15,168
Advance s to Personnel	3,963	5,371
Tax Credits	1,380,337	3,334,086
Payments made in Advance	4,142,665	3,519,557
Advances for Purchase of Assets	981,417	735,958
Investment properties (*)	857,416	876,470
Other Sundry Assets Measured at Cost	1,704,211	1,852,596
Assets Taken in Defense of Credits	7,813	7,813
Others	423,293	503,243

Total	10,398,787	11,523,519

(*)	Changes in “Investment Properties” are detailed in Schedule F.
Related-party information is disclosed in Note 51.
NOTE 22.
NON-CURRENT
ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The Group has classified the following assets as “Assets Held for Sale and Discontinued Operations”:

	12.31.21	12.31.20
Property, Plant and Equipment
Real Estate	657	44,268

Total	657	44,268

NOTE 23. DEPOSITS

Deposits break down as follows as of the indicated dates:

	12.31.21	12.31.20
In Pesos	837,609,140	769,928,815
Checking Accounts	239,632,269	158,529,340
Savings Accounts	239,205,261	276,181,268
Time Deposits	330,576,459	315,034,243
Time Deposits – UVA	15,441,189	8,400,426
Others	3,031,493	2,912,666
Interest and Adjustments	9,722,469	8,870,872
In Foreign Currency	198,348,789	250,957,671
Savings Accounts	163,281,031	202,279,348
Time Deposits	33,943,384	46,993,451
Others	1,057,207	1,544,602
Interest and Adjustments	67,167	140,270

Total	1,035,957,929	1,020,886,486

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

8

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25. OTHER FINANCIAL LIABILITIES

The account breaks down as follows as of the indicated dates:

	12.31.21	12.31.20
Creditors for Purchase to be Settled	30,874,858	497,799
Collections and Other Transactions on Behalf of Third Parties	14,934,005	16,713,307
Obligations for Purchase Financing	132,432,870	113,133,935
Creditors for Purchase of Foreign Currency to be Settled	3,048,154	764,106
Accrued Fees Payable	862,462	918,409
Sundry Items Subject to Minimum Cash	1,156,598	1,886,494
Sundry Items not Subject to Minimum Cash	7,514,509	5,634,324
Financial Liabilities for guarantees and sureties granted (financial guarantee contracts)	343,568	752,989
Cash or equivalents for purchases or cash sales to be settled	100,842	15,778
Lease Liabilities	4,381,601	6,586,196
Other Financial Liabilities	9,701	268,505

Total	195,659,168	147,171,842

The breakdown of Other Financial Liabilities per remaining terms is detailed in Schedule I.
NOTE 26. LOANS FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS

The account breaks down as follows as of the indicated dates:

	12.31.21	12.31.20
Argentine Central Bank Financing	42,326	32,253
Correspondents	3,468,765	2,909,160
Financing from Local Financial Institutions	17,113,859	10,620,820
Financing from Foreign Financial Institutions	345,754	—
Financing from International Financial Institutions	2,740,000	7,318,186

Total	23,710,704	20,880,419

The breakdown of loans per remaining terms is detailed in Schedule I.
The following table details the credit lines with local and international financial institutions and entities as of the indicated dates:

Financial Institutions and/or Agencies	Placement Date	Currency	Term (*)	Rate (*)	Maturity	Amount as of 12.31.21 (**)
Local Institutions						17,156,185
BICE	Sundry Dates	Ps.	2,080 days	39.5	Sundry Dates	476,852
BICE	Sundry Dates	USD	1,449 days	4.2	Sundry Dates	1,276,013
Agreements with Banks (1)	Sundry Dates	Ps.	364 days	41.6	Sundry Dates	14,760,994
Call Taken	12.30.21	Ps.	4 days	29.5	01.03.22	100,000
Call Taken	12.29.21	Ps.	7 days	30.0	01.03.22	500,000
Argentine Central Bank	12.30.21	Ps.	4 days	—	01.03.22	42,326
International Institutions						6,554,519
Correspondents	12.30.21	USD	5 days	—	01.03.22	3,468,765
IFC	Sundry Dates	USD	1,789 days	3.0	Sundry Dates	2,740,000
Pre-financing	Sundry Dates	USD	180 days	4.1	Sundry Dates	345,754

Total						23,710,704

(*)	Weighted average.
(**)	It includes principal and interest.
(1)	Relates to Naranja X’ credit lines.

F-
39

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial Institutions and/or Agencies	Placement Date	Currency	Term (*)	Rate (*)	Maturity	Amount as of 12.31.20 (**)
Local Institutions						10,653,073
BICE	Sundry Dates	Ps.	1,655 days	30.7	Sundry Dates	2,007,815
BICE	Sundry Dates	USD	1,705 days	4.3	Sundry Dates	2,769,814
Agreements with Banks (1)	12.14.20	Ps.	365 days	40.8	12.14.21	5,526,212
Call Taken	12.30.20	Ps.	5 days	29.0	01.04.21	316,977
Argentine Central Bank	12.30.20	Ps.	5 days	—	01.04.21	32,253
Other Lines (1)	Sundry Dates	Ps.	11 days	48.1	01.11.21	2
International Institutions						10,227,346
Correspondents	12.30.20	USD	5 days	—	01.04.21	2,909,160
IFC	Sundry Dates	USD	1,552 days	3.2	Sundry dates	7,318,186

Total						20,880,419

(*)	Weighted average.
(**)	It includes principal and interest.
(1)	Relates to Naranja X’ credit lines.

F-4
0

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
Resolution No. 15228 dated
11.04.05 and extended through
Resolution No. 16454 dated
11.11.10 and Resolution No.
17883 dated 11.20.15 and Resolution No.
DI-2020-53-APN-GE#CNV
dated 11.24.20. Increase
of the amount approved by
Resolutions No. 17883 dated
11.20.15, No. 18081 dated
06.10.16, No. 18480 dated
01.26.17 and No. 19520 dated
05.17.18

Banco de Galicia y Buenos Aires S.A.U.	USD 2,100,000	Simple debt securities not convertible into shares	-	04.25.19	Frequent Issuer Registration No. 11, granted by Resolution No. RESCFC-2019-2055-APN-DIR#CNV, dated 11/13/19 of CNV´s Board of Directors
Tarjeta Naranja S.A.	USD 1.000.000	Simple debt securities, not convertible into shares	5 years	03.08.12	Resolution No. 15220 dated 07.14.05 and extended through Resolution No. 17676 dated 05.21.15 and No. DI2020-20-APNGE#CNV dated 03.18.20. Increase of the amount approved by Resolutions No. 15.361 dated 03.23.06, 15.785 dated 11.16.07, 16.571 dated 05.24.11, 16.822 dated 05.23.12 and 19.508 dated 05.10.18
Tarjeta Naranja S.A.(**)	USD 250,000	Simple debt securities, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10 and 02.15.13	Resolution No. 16328 dated 05.18.10. Increase of the amount approved by Resolution No. 17072 dated 05.02.13
(*) Or its equivalent in any other currency.
(**) Debt securities absorbed by Tarjeta Naranja S.A. resulting from the merger with Tarjetas Cuyanas S.A.

F-4
1

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has the following Unsubordinated Debt securities outstanding issued under the Global Programs detailed in the table above as of December 31, 202
1
, net of repurchases of Own Debt:

Company	Placement Date	Currency	Class N°	Face Value	Type (**)	Term	Maturity Date	Rate	Issuance Authorized by the CNV	Book Value (*) as of 12.31.21
Banco de Galicia y Buenos Aires S.A.U.	08.19.21	Ps.	IX	1,625,968	Simple	12 Months	08.19.22	Badlar + 3%	05.06.21	1,669,855
Banco de Galicia y Buenos Aires S.A.U.	08.19.21	Ps.	X	1,349,672	Simple	9 Months	05.19.22	Fixed rate of 41%	05.06.21	1,063,940
Tarjeta Naranja S.A.	04.11.17	Ps.	XXXVII	3,845,700	Simple	1,826 days	04.11.22	Minimum 15% Rate/ Badlar + 3.50%	03.30.17	1,336,150
Tarjeta Naranja S.A.	07.08.20	Ps.	XLIV	628,964	Simple	549 days	01.08.22	Badlar + 4%	06.30.20	663,543
Tarjeta Naranja S.A.	02.17.21	Ps.	XLVI	4,000,000	Simple	365 days	02.17.22	Badlar + 4.72%	09.02.21	4,165,622
Tarjeta Naranja S.A.	04.06.21	USD	XLVII	USD 8,500	Simple	742 days	04.28.23	Fixed rate of 7%	03.23.21	879,406
Tarjeta Naranja S.A.	04.26.21	Ps.	XLVIII	5,001,000	Simple	365 days	04.26.22	Badlar + 5%	04.26.21	5,256,324
Tarjeta Naranja S.A.	08.13.21	Ps.	XLIX Series I	2,712,000	Simple	365 days	08.13.22	Badlar + 5.5%	08.13.21	2,471,656
Tarjeta Naranja S.A.	08.13.21	Ps.	XLIX Series II	1,672,844	Simple	720 days	08.13.23	Badlar + 7.24%	08.13.21	1,726,485
Tarjeta Naranja S.A.	11.10.21	Ps.	L	4,050,000	Simple	365 days	11.10.22	Badlar + 5%	11.10.21	4,126,148

Total										23,359,129

(*)	It includes principal and interest.
(**)	Not convertible into shares.
On June 21, 2018, Banco de Galicia y Buenos Aires S.A.U. issued the “Green Bond” which was entirely acquired by the International Finance Corporation. The Green Bond is a
7-year
facility, with interest payable every six months. The Green Bond has a
36-month
grace period in respect of the repayment of principal, followed by payments in 9 installments due every six months. As of December 31, 2021, the carrying amount of the Green Bond totals Ps.4,612,647, and it amounted to Ps.7,288,454 as of December 31, 2020.
The Company has the following Unsubordinated Debt Securities outstanding issued under the Global Programs detailed in the table above as of December 31, 20
20
, net of repurchases of Own Debt:

Company	Placement Date	Currency	Class N°	Face Value	Type (**)	Term	Maturity Date	Rate	Issuance Authorized by the CNV	Book Value (*) as of 12.31.20
Banco de Galicia y Buenos Aires S.A.U.	04.26.18	Ps.	V Series II	2,032,833	Simple	36 months	04.26.21	Badlar + 3.5%	04.18.18	2,614,785
Banco de Galicia y Buenos Aires S.A.U.	11.20.20	Ps.	VIII	1,589,722	Simple	9 months	08.20.21	Badlar + 2.25%	04.20.20	1,895,172
Tarjeta Naranja S.A.	04.11.17	Ps.	XXXVII	3,845,700	Simple	1,826 days	04.11.22	Minimum 15% Rate/ Badlar + 3.50%	03.30.17	3,992,390
Tarjeta Naranja S.A.	07.08.20	Ps.	XLIV	3,574,897	Simple	549 days	01.08.22	Badlar + 4%	06.30.20	5,447,500
Tarjeta Naranja S.A.	12.18.20	Ps.	XLV	3,057,000	Simple	365 days	12.18.21	Badlar + 5%	12.14.20	3,986,539
Tarjeta Naranja S.A. (** * )	06.09.17	Ps.	XXVIII Series II	371,825	Simple	1,461 days	06.09.21	Minimum 25% Rate/ Badlar + 3.70%	05.29.17	546,781

Total										18,483,167

(*)	It includes principal and interest.
(**)	Not convertible into shares.
(***)	Negotiable Obligations merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

F-4
2

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The repurchases of Own Debt securities as of the indicated dates are as follows:

Company	ON Class	Nominal Value as of 12.31.21	Book Value (*) as of 12.31.21
Tarjeta Naranja S.A.	XXXVII	9,820	54,569
Tarjeta Naranja S.A.	XLIV	70,000	22,618
Tarjeta Naranja S.A.	XLVI	38,000	39,698
Tarjeta Naranja S.A.	XLVIII	99,300	102,788
Tarjeta Naranja S.A.	XLIX Serie I	355,000	371,688
Tarjeta Naranja S.A.	XLIX Serie II	27,000	28,420
Tarjeta Naranja S.A.	L	125,479	130,917

Total			750,698

(*)
It includes principal and interest.

Company	ON Class	Nominal Value as of 12.31.20	Book Value (*) as of 12.31.20
Banco de Galicia y Buenos Aires S.A.U.	V Serie II	5,000	8,045
Banco de Galicia y Buenos Aires S.A.U.	VIII	79,000	124,085
Tarjeta Naranja S.A.	XXXVII	9,620	160,679
Tarjeta Naranja S.A.	XLIV	235,000	380,451
Tarjeta Naranja S.A.	XLV	440,000	669,456
Tarjeta Naranja S.A. (**)	XXVIII Serie II	18,889	29,280

Total			1,371,996

(*)	It includes principal and interest.
(**)	Debt securities merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.
Related-party information is disclosed in Note 51.
NOTE 28. SUBORDINATED DEBT SECURITIES

The Company has the following subordinated debt securities not convertible into shares issued under the Global Programs detailed in Note 27 as of the close of the fiscal year:

Company	Placement Date	Currency	ON Class	Nominal Value	Term		Maturity Date	Rate	Issuance Authorized by the CNV	Book Value as of 12.31.21 (*)	Book Value as of 12.31.20 (*)
Banco de Galicia y Bs. As. S.A.U.	07.19.16	USD	II	USD250,000	120 months	(1)	07.19.26	(2)	06.23.16	26,275,536	32,684,216

(*)	It includes principal and interest.
(1)	Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.
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
NOTE 29. PROVISIONS

The account breaks down as follows as of the indicated dates:

	12.31.21	12.31.20
For Administrative, Disciplinary and Criminal Penalties	—	8,009
For Termination Benefits	262,846	333,315
Others	4,118,753	5,358,680

Total	4,381,599	5,700,004

F-4
3

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Changes in the “Provisions” account for fiscal year 2021 are detailed in Schedule J.
See Note 46 for further details.
NOTE 30. OTHER
NON-FINANCIAL
LIABILITIES

The account breaks down as follows as of the indicated dates:

	12.31.21	12.31.20
Creditors for sale of assets	379,702	897,319
Tax withholdings and collections payable	12,754,525	10,196,331
Payroll and Social Contributions Payable	8,913,600	10,652,292
Withholdings on Payroll Payable	530,925	560,350
Fess to Directors and Syndics	237,007	334,366
Value-Added Tax	1,872,488	1,284,863
Sundry Creditors	6,919,749	6,712,568
Taxes Payable	5,963,974	4,937,142
Obligations Arising from Contracts with Customers (*)	2,152,830	2,035,750
Retirement payment orders pending settlement	119,351	136,735
Other Non-financial Liabilities	381,004	406,928

Total	40,225,155	38,154,644

(*)	Including Liabilities for Quiero! Customer Loyalty Program .
Deferred income resulting from contracts with customers includes the liabilities for the “
Quiero!
” Customers Loyalty Program. The Group estimates the fair value of the points assigned to customers under the above-mentioned program. This value is estimated by means of the use of a mathematical model that considers certain assumptions of redemption rates, the fair value for the exchanged points based on the combination of available products and the customers’ preferences, as well as breakage. As of December 31, 2021, Ps.1,855,889 was recorded for non-exchanged
points, whereas as of December 31, 2020, such amount totaled Ps.1,682,386.
The following table shows the estimated use of the liabilities recorded as of this fiscal year-end.

	Terms
Item	Up to 12 Months	Up to 24 Months	Over 24 Months	Total
Liabilities –“ Quiero! ” Customers Loyalty Program	937,709	457,843	460,337	1,855,889

NOTE 31. CAPITAL STOCK

The capital stock structure is detailed in Schedule K.
Due to the spin-off-merger in Tarjetas Regionales S.A. non-controlling interest, mentioned in Note 15.1, the Company increased its capital by 47,927,494 Class B shares.
On March 16, 2021 the capital increase of Grupo Financiero Galicia S.A. was registered with the Public Registry of Commerce.
The expenses related to the capital increase amounted to Ps. 19,847 and are deducted from the share premium.
The Company has no treasury shares in portfolio.
The Company’s shares are listed on Bolsas y Mercados Argentinos (BYMA), Mercado Abierto Electrónico S.A. (MAE) and the National Association of Securities Dealers Automated Quotation (NASDAQ).
NOTE 32. INCOME STATEMENT BREAKDOWN

Breakdown of: Interest Income, Fee Income and Net Income from Financial Instruments Measured at Fair Value through Profit or Loss are detailed in Schedule Q.
NOTE 33. EXCHANGE RATE DIFFERENCES ON GOLD AND FOREIGN CURRENCY

The account breaks down as follows as of the indicated dates:

Arising from:	12.31.21	12.31.20	12.31.19
For Purchase sale of foreign currency	2,066,195	7,699,878	25,983,226
For Valuation of Assets and Liabilities in Foreign Currency	2,428,524	2,937,654	(8,124,640)

Total	4,494,719	10,637,532	17,858,586

F-4
4

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34. OTHER OPERATING INCOME

The account breaks down as follows as of the indicated dates:

	12.31.21	12.31.20	12.31.19
Fees for Product Package	8,855,518	9,504,399	8,580,513
Other Adjustments and Interest on sundry Credits	7,080,332	7,918,443	4,694,722
Rental of Safety Deposit Boxes	2,027,792	1,954,995	1,525,192
Other Financial Income	468,544	874,271	2,486,420
Other Income from Services	7,585,940	6,396,211	5,043,328
Income for sale of non-currents assets held for sale (1)	—	—	14,605,635
Reversed allowances	1,010,670	2,566,042	131,565
Others	8,807,437	4,479,783	6,462,294

Total	35,836,233	33,694,144	43,529,669

(1)	Includes the profit from the sale of the shareholding in Prisma Medios de Pago S.A.
NOTE 35. UNDERWRITING INCOME FROM INSURANCE BUSINESS

The account breaks down as follows as of the indicated dates:

	12.31.21	12.31.20	12.31.19
Premiums and Surcharges Accrued	12,228,062	11,757,410	11,482,456
Claims Accrued	(2,240,917)	(1,700,907)	(1,589,058)
Redemptions	(31,849)	(25,425)	(27,581)
Fixed and Periodic Annuities	(18,868)	(20,510)	(23,786)
Production and Operating Expenses	(2,450,832)	(1,773,954)	(2,459,131)
Other Income and Expenses	(135,650)	(98,851)	(110,684)

Total	7,349,946	8,137,763	7,272,216

NOTE 36. LOAN LOSS CHARGES

The following items are included in the account as of the indicated dates:

	12.31.21	12.31.20	12.31.19
Expected credit loss allowance	20,382,127	50,306,792	43,670,035
Direct charge offs	2,880,454	2,567,431	1,611,797

Total	23,262,581	52,874,223	45,281,832

The changes in the expected credit loss allowance between the beginning and the end of the annual period are detailed in Note 45.
NOTE 37. PERSONNEL EXPENSES

The following are the items included in the account as of the indicated dates:

	12.31.21	12.31.20	12.31.19
Payroll	27,981,483	29,871,087	30,949,799
Social Contributions on Payroll	6,531,544	6,872,376	6,793,541
Personnel Compensations and Rewards	9,698,832	8,772,365	9,697,005
Services for Personnel	1,183,790	1,155,040	1,468,250
Other Short-term Personnel Expenses	900,868	1,179,677	1,127,034
Other Long-term Personnel Expenses	147,754	186,782	205,234

Total	46,444,271	48,037,327	50,240,863

NOTE 38. ADMINISTRATIVE EXPENSES

The Group presented its statement of comprehensive income by function. Under this method, expenses are classified according to their function as part of the item “Administrative Expenses”.

F-4
5

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below provides the required additional information about expenses by nature and function as of the indicated dates:

	12.31.21	12.31.20	12.31.19
Fees and Remunerations for Services	2,956,799	4,526,498	6,352,108
Directors’ and Syndics’ Fees	391,080	713,371	335,701
Advertising and Marketing	2,310,136	2,418,915	4,467,170
Taxes	11,610,410	10,946,230	10,472,143
Maintenance and Repairs of Assets and Systems	8,117,717	7,183,943	5,825,779
Electricity and Communications	2,876,293	3,448,805	3,749,480
Representation and Travel Expenses	67,543	88,100	259,985
Stationery and Office Supplies	404,460	633,019	775,809
Rentals	484,973	466,180	204,969
Administrative Services under Contract	7,560,743	7,194,363	6,673,647
Security	1,158,881	1,754,416	2,011,152
Insurance	479,377	372,474	271,604
Armored Transportation Services	2,839,044	2,353,311	4,230,945
Others	3,946,078	4,861,125	4,511,782

Total	45,203,534	46,960,750	50,142,274

NOTE 39. DEPRECIATION AND IMPAIRMENT OF ASSETS

The account breaks down as follows as of the indicated dates:

	12.31.21	12.31.20	12.31.19
Depreciation of Property, Plant and Equipment	8,422,576	7,808,724	7,516,828
Amortization of Organization and Development Expenses	6,065,909	4,512,571	2,882,099
Depreciation of other intangible assets	45	—	—
Others	8,952	183,142	8,413

Total	14,497,482	12,504,437	10,407,340

NOTE 40. OTHER OPERATING EXPENSES

The account breaks down as follows as of the indicated dates:

	12.31.21	12.31.20	12.31.19
Turnover Tax	32,136,710	23,641,712	26,888,650
Contributions to the Deposit Insurance Scheme	1,611,354	1,598,913	1,773,596
Charges for Other Provisions	1,448,560	4,330,205	3,494,227
Claims	1,442,688	566,501	690,953
Other Financial Expenses	—	431,696	3,771,675
Interest on leases	530,330	602,031	771,521
Credit-card-relates expenses	6,473,019	6,772,562	9,126,526
Other Expenses from Services	8,399,254	6,559,676	4,496,278
Others	1,792,154	1,629,319	1,941,153

Total	53,834,069	46,132,615	52,954,579

NOTE 41. INCOME TAX/DEFERRED TAX

The following is a reconciliation of income tax charged to income as of December 31, 2021, as compared to the previous fiscal year:

	12.31.21	12.31.20	12.31.19
Income Before Income Tax for the Year	47,622,602	69,377,872	83,825,371
Current Tax Rate	35%	30%	30%

Income for the Year at Tax Rate	(16,667,911)	(20,813,362)	(25,147,611)
Permanent Differences at Tax Rate
- Income for Equity Instruments	(45,204)	(56,627)	—
- Untaxed Income	202,679	251,935	196,511
- Donations and Other Non-deductible Expenses	(4,941)	(48,328)	(32,645)
- Other	234,292	(4,530,586)	(125,416)
- Inflation effect	(27,709,518)	(19,060,769)	(23,249,228)
- Tax Adjustment	443,643	1,049,733	(176,309)
- Tax inflation adjustment	27,101,964	4,369,780	2,537,212
- Tax inflation adjustment deferral	—	7,684,011	11,946,153

Total Income Tax Charge for the Year	(16,444,996)	(31,154,213)	(34,051,333)

F-4
6

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.21	12.31.20	12.31.19
Current Income Tax	(12,966,517)	(40,218,255)	(31,335,461)
Deferred Tax Charge (*)	(4,264,741)	12,490,174	4,152,811
Update of the charge tax	(832,543)	(4,438,430)	(6,774,834)
Tax Return adjustment from previous fiscal year	1,618,805	1,012,298	(93,849)

Total Income Tax Charge for the Year	(16,444,996)	(31,154,213)	(34,051,333)

(*)	See Note 19.

	12.31.21	12.31.20	12.31.19
Current Income Tax	(12,966,517)	(40,218,255)	(31,335,461)
Tax Advances	3,817,169	17,233,657	10,139,883

Current Income Tax Liabilities	(9,149,348)	(22,984,598)	(21,195,578)

Tax Inflation Adjustment

•
Law 27,430 introduced an amendment establishing that the subjects referred to in paragraphs a) to e) of Article 53 of the current Income Tax Act, for the purposes of determining the net taxable earnings, should deduct or incorporate the tax inflation adjustment to the tax income for the fiscal year being settled. Said adjustment would be applicable in the fiscal year where a variation percentage of the consumer price index is verified, greater than one hundred percent (100%), accumulated in the thirty-six (36) months prior to the closing of the fiscal year being settled.

•
The positive or negative inflation adjustment, as the case may be, to be calculated, would be charged as follows: for the first and second fiscal years commenced on or after January 1, 2019, one sixth (1/6) had to be charged in that fiscal year, and the remaining five sixths (5/6), in equal parts, in the following five (5) immediate fiscal years. Later, for fiscal years commencing on or after January 1, 2021, the inflation adjustment would be charged in full (100%), with no deferral at all. In this regard, the whole inflation adjustment calculated for this year has to be included in the current fiscal year.

Banco Galicia, considering the jurisprudence on this matter, as evaluated by legal and tax advisers, submitted its annual income tax return for fiscal year 2020 to the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos, AFIP), considering the total effect of the tax inflation adjustment. See Note 19.
Tax rates
On December 23, 2019, the Argentine Executive Branch promulgated Law 27,541, which introduced several changes as detailed below:

•
Income tax rate: the tax rate reduction is suspended for fiscal years commenced up to January 1, 2021, this date included therefore, for fiscal years closing on December 31, 2020 and December 31, 2021, the rate is established at 30%.

•
Tax on Dividends: For the period of suspension of the aforementioned Income Tax rate, to dividends or profits distributed to human persons, undivided estates or foreign beneficiaries, the rate of 7% applies.

On June 16, 2021, Law 27,630 was enacted establishing a new graduated income tax rate structure for capital companies, with three segments in relation to the level of accumulated taxable net earnings, to be applied for fiscal years commencing on or after January 1, 2021, this date included.
The new rates within this procedure are as follows:

•	Up to Ps.5,000,000 of accumulated taxable net earnings will pay a 25% rate;

•	More than Ps.5,000,000, and up to Ps.50,000,000 of accumulated taxable net earnings will pay a Ps.1,250,000 fixed amount plus a 30% rate on the excess of Ps.5,000,000;

•	More than Ps.50,000,000 of accumulated taxable net earnings will pay a Ps.14,750,000 fixed amount plus a 35% rate on the excess of Ps.50,000,000;
The amounts provided for above will be annually adjusted as of January 1, 2022, based on the annual variation of the Consumer Price Index (CPI) provided by the National Institute of Statistics and Censuses (INDEC), for the month of October of the year prior to the adjustment, against the same month of the previous year.
This amendment will be effective for fiscal years beginning on or after January 1, 2021.
The Company has recorded the impact of this change in these financial statements.

•	Tax on Dividends: It is established that, for the dividends or profits distributed to human persons, undivided estates or foreign beneficiaries, the rate of 7% applies.
NOTE 42. DIVIDENDS

The Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2021, approved the partial use of the Optional Reserve for Future Income Distribution for the amount of Ps.1,500,000 (equivalent to Ps.1,925,903 in closing currency) and the distribution of cash dividends for the same amount, which represented Ps.1.02 (figure expressed in Argentine pesos) per share.
On May 10, 2021, the aforementioned dividends were paid to the Company’s Shareholders.
The Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020, approved the Financial Statements as of December 31, 2019, and the treatment of income for the fiscal year ended on that date.
Said Meeting approved Retained Earnings distribution, allocating Ps.4,000,000 (equivalent to Ps.7,512,568 as of December 31, 2021) to Optional Reserve for Future Income Distribution.

F-4
7

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Extraordinary Shareholders’ Meeting held on September 22, 2020, approved the partial use of the aforementioned reserve for the amount of Ps.1,700,000 (equivalent to Ps.2,856,661 as of December 31, 2021) and the distribution of cash dividends for the same amount, which represented Ps.1.19 (figure expressed in Argentine pesos) per share. On October 5, 2020, the aforementioned dividends were paid to the Company’s Shareholders.
The Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2019, approved the financial statements as of December 31, 2018, and the treatment of income for the fiscal year then ended.
The dividends approved by such Shareholders’ Meeting amounted to Ps.2,000,000 (which is equal to Ps.5,467,754 as of December 31, 2021) and represented Ps.1.40 (figure stated in Pesos) per share. The dividends mentioned above were paid to the Group’s shareholders on May 9, 2019.
NOTE 43. EARNINGS PER SHARE

Earnings per share are calculated by dividing income attributable to parent company´s owners by the weighted average number of outstanding ordinary shares during the year. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12.31.21	12.31.20	12.31.19
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	31,094,407	37,993,605	48,718,493
Weighted Average Ordinary Shares	1,474,692	1,442,740	1,426,765

Earnings per Share	21.09	26.33	34.15

NOTE 44. SEGMENT REPORTING

The Group determines segments based on management reports that are reviewed by the Board of Directors and updated as they show changes.
Reportable segments are one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.
Below there is a description of each business segment’s composition:

a.	Bank: It represents the banking business operation results.

b.
Naranja X: This segment represents the results of operations of brand credit cards, consumer finance and digital banking services business. Includes the results of operations of Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Ondara S.A., Naranja Digital Companía Financiera S.A.U. and Tarjeta Naranja S.A.

c.
Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A.U. and Galicia Broker Asesores de Seguros S.A.

d.
Other Businesses: This segment shows the results of operations of Galicia Asset Management S.A.U., Galicia Warrants S.A., IGAM LLC, Inviu S.A.U., INVIU Uruguay Agente de Valores S.A., and Grupo Financiero Galicia S.A., the last net of eliminations of the income from equity investments.

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
The Group operates in one geographic segment, Argentina. It should be noted that as of July 26, 2021, INVIU Uruguay Agente de Valores S.A. was authorized by the Central Bank of Uruguay to operate as a Securities Agent, in order to provide financial advice to foreign customers. At the closing of the fiscal year, the volume of operations reached by said Company was not significant.

8

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The relevant segment reporting as of the indicated dates is as follows:

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.21
Net Income from interest	68,866,522	37,434,237	2,331,884	79,211	565,684	109,277,538
Net fee Income	31,875,806	27,713,054	—	(26,882)	(1,772,399)	57,789,579
Net Income from Financial Instruments measured at fair value through Profit or Loss	95,560,838	418,401	(1,511,149)	1,480,627	(338,882)	95,609,835
Income from Derecognition of Assets Measured at Amortized Cost	16,335	196	—	—	—	16,531
Exchange rate Differences on Gold and Foreign Currency	3,693,707	146,056	39,135	615,821	—	4,494,719
Other Operating Income	26,534,318	5,939,643	378,520	4,568,647	(1,584,895)	35,836,233
Income from Insurance Business	—	—	4,250,295	—	3,099,651	7,349,946
Expected credit loss allowance	(14,491,902)	(8,766,660)	(4,019)	—	—	(23,262,581)
Personnel Expenses	(31,173,893)	(12,430,952)	(1,614,772)	(1,224,654)	—	(46,444,271)
Administrative Expenses	(32,585,600)	(10,899,738)	(813,493)	(1,045,232)	140,529	(45,203,534)
Depreciation and Impairment of Assets	(10,822,309)	(3,272,435)	(363,399)	(39,339)	—	(14,497,482)
Other Operating Expenses	(40,565,868)	(12,787,780)	(13,743)	(474,002)	7,324	(53,834,069)
Loss on net monetary position	(64,248,964)	(13,006,936)	(661,091)	(1,584,935)	—	(79,501,926)

Operating Income	32,658,990	10,487,086	2,018,168	2,349,262	117,012	47,630,518
Share of profit from Associates and Joint Ventures	19,926	—	—	—	(149,078)	(129,152)

Income before Taxes from Continuing Operations	32,678,916	10,487,086	2,018,168	2,349,262	(32,066)	47,501,366
Income Tax from Continuing Operations	(9,823,581)	(4,264,030)	(832,688)	(1,486,660)	—	(16,406,959)
Net Income from Continuing Operations	22,855,335	6,223,056	1,185,480	862,602	(32,066)	31,094,407

Net Income for the Year	22,855,335	6,223,056	1,185,480	862,602	(32,066)	31,094,407
Other Comprehensive Income (Loss)	75,213	(317)	12,296	(3,993)	—	83,199

Net Income (Loss) for the Year Attributable to Parent Company´s Owners	22,930,548	6,222,739	1,197,776	858,609	(32,066)	31,177,606

Net Income for the Year Attributable to Non-controlling Interests	—	—	—	—	—	—

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.20
Net Income from interest	88,800,537	25,544,965	1,097,180	10,333	341,833	115,794,848
Net fee Income	31,667,168	25,036,545	—	(9,224)	(1,638,835)	55,055,654
Net Income from Financial Instruments measured at fair value through Profit or Loss	99,600,814	3,002,283	86,037	1,931,818	(1,365)	104,619,587
Income from Derecognition of Assets Measured at Amortized Cost	(4,723)	—	—	—	—	(4,723)
Exchange rate Differences on Gold and Foreign Currency	9,093,880	558,967	(41,284)	1,025,969	—	10,637,532
Other Operating Income	25,920,591	5,244,696	761,735	3,568,573	(1,801,451)	33,694,144
Income from Insurance Business	—	—	5,110,454	—	3,027,309	8,137,763
Expected credit loss allowanc e	(44,822,871)	(8,076,538)	25,186	—	—	(52,874,223)
Personnel Expenses	(33,342,596)	(12,196,004)	(1,837,805)	(660,922)	—	(48,037,327)
Administrative Expenses	(32,762,463)	(12,457,273)	(824,356)	(1,099,300)	182,642	(46,960,750)
Depreciation and Impairment of Assets	(9,232,725)	(2,819,842)	(408,143)	(43,727)	—	(12,504,437)
Other Operating Expenses	(35,991,425)	(9,764,917)	(6,577)	(391,521)	21,825	(46,132,615)
Loss on net monetary position	(41,001,355)	(8,198,158)	(1,006,921)	(1,148,014)	—	(51,354,448)

Operating Income	57,924,832	5,874,724	2,955,506	3,183,985	131,958	70,071,005
Share of profit from Associates and Joint Ventures	46,244	—	—	—	(235,001)	(188,757)

Income before Taxes from Continuing Operations	57,971,076	5,874,724	2,955,506	3,183,985	(103,043)	69,882,248
Income Tax from Continuing Operations	(26,385,399)	(2,615,329)	(996,819)	(1,376,224)	—	(31,373,771)

Net Income from Continuing Operations	31,585,677	3,259,395	1,958,687	1,807,761	(103,043)	38,508,477

Net Income for the Year	31,585,677	3,259,395	1,958,687	1,807,761	(103,043)	38,508,477
Other Comprehensive Income (Loss)	(312,174)	317	26,800	239	—	(284,818)

Net Income (Loss) for the Year Attributable to Parent Company´s Owners	31,273,503	3,260,734	1,985,487	1,808,000	(618,937)	37,708,787

Net Income for the Year Attributable to Non-controlling Interests	—	(1,022)	—	—	515,894	514,872

F-
49

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.19
Net Income from interest	48,968,694	20,027,327	1,727,691	108,825	740,021	71,572,558
Net fee Income	32,845,065	26,678,156	—	746	(1,814,095)	57,709,872
Net Income from Financial Instruments measured at fair value through Profit or Loss	143,624,715	5,290,885	147,162	598,126	—	149,660,888
Income from Derecognition of Assets Measured at Amortized Cost	451,016	—	—	—	—	451,016
Exchange rate Differences on Gold and Foreign Currency	17,054,670	250,412	(5,686)	559,190	—	17,858,586
Other Operating Income	35,813,489	7,429,326	917,965	1,748,021	(2,379,132)	43,529,669
Income from Insurance Business	—	—	3,665,408	—	3,606,808	7,272,216
Expected credit loss allowance	(33,207,820)	(12,209,221)	135,209	—	—	(45,281,832)
Personnel Expenses	(36,684,273)	(11,386,896)	(1,674,014)	(495,680)	—	(50,240,863)
Administrative Expenses	(36,397,335)	(12,449,362)	(902,506)	(656,529)	263,458	(50,142,274)
Depreciation and Impairment of Assets	(7,579,792)	(2,352,147)	(439,888)	(35,513)	—	(10,407,340)
Other Operating Expenses	(43,102,101)	(9,627,485)	(756)	(238,248)	14,011	(52,954,579)
Loss on net monetary position	(44,775,465)	(9,065,986)	(1,432,184)	(1,239,700)	—	(56,513,335)

Operating Income	77,010,863	2,585,009	2,138,401	349,238	431,071	82,514,582
Share of profit from Associates and Joint Ventures	118,103	—	—	—	(118,103)	—

Income before Taxes from Continuing Operations	77,128,966	2,585,009	2,138,401	349,238	312,968	82,514,582
Income Tax from Continuing Operations	(31,338,764)	(1,242,790)	(835,974)	(150,476)	—	(33,568,004)

Net Income from Continuing Operations	45,790,202	1,342,219	1,302,427	198,762	312,968	48,946,578
Net Income for the Year	45,790,202	1,342,219	1,302,427	198,762	312,968	48,946,578
Other Comprehensive Income (Loss)	849,481	—	(22,021)	—	—	827,460

Net Income (Loss) for the Year Attributable to Parent Company´s Owners	46,639,683	1,341,674	1,280,406	198,762	85,428	49,545,953
Net Income for the Year Attributable to Non-controlling Interests	—	545	—	—	227,540	228,085

F-5
0

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.21
ASSETS
Cash and Due from Banks	231,726,182	5,463,828	53,530	4,473,968	(4,290,665)	237,426,843
Debt Securities at fair value through profit or loss	236,287,343	208,276	36,976	29,408	(625,105)	235,936,898
Derivative Financial Instruments	1,585,960	—	—	—	(338,882)	1,247,078
Repurchase Transactions	203,165,504	39,953	—	—	—	203,205,457
Other Financial Assets	17,832,351	2,468,949	434,838	2,635,788	—	23,371,926
Loans and Other Financing	575,585,892	175,549,628	7,403	2,552,902	(9,262,123)	744,433,702
Other Debt Securities	92,235,283	3,012	2,244,297	—	(125,593)	94,356,999
Financial Assets Pledged as Collateral	34,926,900	16,564	—	292,204	—	35,235,668
Current Income Tax Assets	—	—	62,374	14,007	—	76,381
Investments in Equity Instruments	1,251,928	—	—	6	—	1,251,934
Equity Investments in Associates and Joint Ventures	600,775	—	—	—	(431,428)	169,347
Property, Plant and Equipment	54,881,411	6,313,146	907,462	94,005	—	62,196,024
Intangible Assets	19,041,320	2,084,058	49,833	6,735,316	(6,679,085)	21,231,442
Deferred Income Tax Assets	—	3,516,571	388,570	381,254	—	4,286,395
Assets for Insurance Contracts	—	—	3,217,517	—	—	3,217,517
Other Non-financial Assets	6,359,559	2,042,676	98,013	1,898,539	—	10,398,787
Non-current Assets Held for Sale	657	—	—	—	—	657

TOTAL ASSETS	1,475,481,065	197,706,661	7,500,813	19,107,397	(21,752,881)	1,678,043,055

LIABILITIES
Deposits	1,040,723,530	27,043	—	—	(4,792,644)	1,035,957,929
Liabilities at Fair Value Through Profit or Loss	—	—	—	75,674	—	75,674
Derivative Financial Instruments	712,129	338,882	—	—	(338,882)	712,129
Repurchase Transactions	324,119	—	—	—	—	324,119
Other Financial Liabilities	94,983,619	96,273,604	—	4,504,207	(102,262)	195,659,168
Financing Received from the Argentine Central Bank and Other Financial Institutions	8,949,710	23,389,635	—	—	(8,628,641)	23,710,704
Debt Securities	7,346,442	21,376,032	—	—	(750,698)	27,971,776
Current Income Tax Liabilities	5,185,675	3,478,634	214,130	780,379	—	9,658,818
Subordinated Debt Securities	26,275,536	—	—	—	—	26,275,536
Provisions	4,036,523	163,559	155,292	26,225	—	4,381,599
Deferred Income Tax Liabilities	4,793,600	—	255,511	381,483	—	5,430,594
Liabilities for Insurance Contracts	—	—	3,191,514	—	(885)	3,190,629
Other Non-financial Liabilities	30,056,744	7,850,368	952,610	1,393,789	(28,356)	40,225,155

TOTAL LIABILITIES	1,223,387,627	152,897,757	4,769,057	7,161,757	(14,642,368)	1,373,573,830

F-5
1

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.20
ASSETS
Cash and Due from Banks	260,085,728	3,303,721	59,791	3,439,777	(2,101,957)	264,787,060
Debt Securities at fair value through profit or loss	235,306,384	138,507	—	262,337	(1,114,405)	234,592,823
Derivative Financial Instruments	3,267,935	—	—	—	—	3,267,935
Repurchase Transactions	92,067,820	—	—	—	—	92,067,820
Other Financial Assets	10,445,570	1,935,002	1,230,331	1,627,085	(2,504)	15,235,484
Loans and Other Financing	663,096,109	133,652,457	714,203	2,209,417	(5,063,927)	794,608,259
Other Debt Securities	32,375,095	263,327	2,441,973	—	(257,591)	34,822,804
Financial Assets Pledged as Collateral	28,135,063	13,775	—	103,576	—	28,252,414
Current Income Tax Assets	—	54,704	242,793	—	—	297,497
Investments in Equity Instruments	8,618,111	—	—	3,198	—	8,621,309
Equity Investments in Associates and Joint Ventures	725,320	—	—	—	(590,768)	134,552
Property, Plant and Equipment	57,644,137	7,334,422	976,121	54,234	—	66,008,914
Intangible Assets	19,396,092	2,315,446	110,814	6,696,209	(6,679,084)	21,839,477
Deferred Income Tax Assets	8,000,987	5,471,788	266,626	166,248	—	13,905,649
Assets for Insurance Contracts	—	—	2,846,664	—	(826)	2,845,838
Other Non-financial Assets	8,728,364	1,094,529	41,316	1,659,310	—	11,523,519
Non-current Assets Held for Sale	44,268	—	—	—	—	44,268

TOTAL ASSETS	1,427,936,983	155,577,678	8,930,632	16,221,391	(15,811,062)	1,592,855,622

LIABILITIES						—
Deposits	1,023,463,093	9	—	—	(2,576,616)	1,020,886,486
Derivative Financial Instruments	86,716	—	—	—	—	86,716
Other Financial Liabilities	61,765,321	83,506,934	—	3,181,178	(1,281,591)	147,171,842
Financing Received from the Argentine Central Bank and Other Financial Institutions	15,384,243	8,746,648	—	2	(3,250,474)	20,880,419
Debt Securities	11,930,540	15,213,077	—	—	(1,371,996)	25,771,621
Current Income Tax Liabilities	19,668,582	1,795,866	673,483	846,667	—	22,984,598
Subordinated Debt Securities	32,684,216	—	—	—	—	32,684,216
Provisions	5,181,417	218,953	205,296	94,338	—	5,700,004
Deferred Income Tax Liabilities	—	—	—	206,686	—	206,686
Liabilities for Insurance Contracts	—	—	3,110,906	—	(35)	3,110,871
Other Non-financial Liabilities	28,611,554	7,510,035	1,035,550	1,058,004	(60,499)	38,154,644

TOTAL LIABILITIES	1,198,775,682	116,991,522	5,025,235	5,386,875	(8,541,211)	1,317,638,103

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
The specific function of the integral management of risks faced by Banco Galicia has been assigned to the Risk Area Management, ensuring its independence from the rest of the business areas by depending directly on the Bank’s General Management. Likewise, in order to have timely information and an agile and efficient structure that allows responding and adapting to the prevailing macro and microeconomic variables, the functions of granting and recovering credits, both for companies and individuals, are in charge of managements directly reporting to the Area, thus seeking greater efficiency in decision-making.

F-5
2

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Additionally, the control and prevention of the risks of money laundering, terrorist financing, and other illicit activities, are in charge of the Prevention of Money Laundering Management, reporting to the Board of Directors, thus ensuring the Board of Directors is fully knowledgeable of the risks the Bank is exposed to, being in charge of designing and proposing the required policies and procedures for their identification, evaluation, follow-up, control, and mitigation.
The Risk Appetite framework has been specified as the risk level that would eventually be assumed in order to meet the business objectives. This specified Risk Appetite framework counts on different levels of risk acceptance, both in individual and consolidated terms. The Risk Appetite monitors, through a series of metrics and associated thresholds, the main risks assumed by the Bank, and divides them into the following dimensions: (i) Capital Risk (or Solvency); (ii) Financial Risk; (iii) Credit Risk; (iv) Operational Risk; (v) Cybersecurity. It should be noted that the last two dimensions also include monitoring the Reputational and Technological Risks.
Additionally, the Risks Area Management monitors the risk appetite set up, and conducts prospective analysis of the risk levels, aligning the management to the strategy and the business plan defined by the Board of Directors. It also promotes corporate policies aimed at mitigating verified (or potential) deviations from the accepted risk levels.
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
The Capital Adequacy Assessment Process (
Proceso de Evaluación de Suficiencia de Capital
—PESC) (reflected in the Capital Adequacy Report—IAC, as per its acronym in Spanish) enables to assess the relationship between own resources available and necessary resources to maintain an appropriate risk profile. This process also allows for the identification of both the economic capital needs and the sources to meet such needs.
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
As of December 31, 2021, and December 31, 2020, Banco Galicia complied with the minimum capital requirement established by the Argentine Central Bank regulations.
Computable Regulatory Capital (RPC, as per the initials in Spanish) is made up of Core Capital and Supplementary Capital. Banco Galicia’s balance for such items as of December 31, 2021, and December 31, 2020, is as follows:

	12.31.21	12.31.20
Basic Shareholders’ Equity	257,700,315	162,178,965
(Deductible Items)	(35,563,896)	(32,594,504)
Equity Tier 1	222,136,419	129,584,461
Complementing shareholders’ Equity	29,006,025	27,477,066
Equity Tier 2	29,006,025	27,477,066
Regulatory Capital (RPC)	251,142,444	157,061,527
The breakdown of the minimum capital requirement determined for the Group is shown below:

	12.31.21	12.31.20
Credit Risk	63,920,141	42,457,859
Market Risk	1,133,653	1,419,264
Operational Risk	20,190,530	12,192,078
Minimum Capital Requirement	85,244,324	56,069,201
Integration	251,142,444	157,061,527
Excess	165,898,119	100,992,326
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

F-5
3

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal year 2021, a unified limit was set for all operations of Ps.6,737,000.
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
Currency Risk
The composition of Assets and Liabilities in domestic currency and foreign currency exposes the Bank’s financial position to the so-called
“Currency Risk”, as a consequence of market fluctuations in the prices of the different currencies in which Assets and Liabilities are nominated.
The Group’s exposure to the foreign exchange risk as of
year-end
by type of currency is shown below:

	Balances as of 12.31.21
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
US Dollar	250,862	(248,914)	(1,291)	656
Euro	2,943	(623)	—	2,320
Canadian Dollar	32	(4)	—	27
Real	39	—	—	39
Swiss Franc	89	(32)	—	57
Others	85	(14)	—	71

Total	254,049	(249,587)	(1,291)	3,170

	Balances as of 12.31.20
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
US Dollar	320,180	(318,396)	—	1,784
Euro	6,643	(1,211)	—	5,432
Canadian Dollar	202	(6)	—	196
Real	51	—	—	51
Swiss Franc	78	(45)	—	33
Others	155	(5)	—	150

Total	327,309	(319,663)	—	7,646

		Balances as of 12.31.21		Balances as of 12.31.20
Currency	Change	Income (Loss)	Shareholders’ Equity	Income (Loss)	Shareholders’ Equity
US Dollar	10%	66	722	178	1,962
	-10%	(66)	590	(178)	5,254
Euro	10%	232	2,552	543	739
	-10%	(232)	2,088	(543)	(492)
Canadian Dollar	10%	3	30	20	53
	-10%	(3)	24	(20)	130
Real	10%	4	43	5	7,651
	-10%	(4)	35	(5)	(5)
Swiss Franc	10%	6	63	3	3
	-10%	(6)	51	(3)	(3)
Others	10%	7	78	15	15
	-10%	(7)	64	(15)	(15)
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

F-5
4

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

This risk factor (the change in interest rates) has an impact on two key variables: the “Net Financial Income (Expense)” and the “Present Value of Shareholders’ Equity”.
These methodologies imply a “short-term” approach (RFN), for which a “base case scenario” is submitted to a 400 basis points “interest rates” shock for Argentine pesos, and 200 basis points for Dollars and CER/UVA, and the variation of the Net Financial Income is estimated and compared with the limits assigned to said changes in the variables subject to control. For “long-term approach” (VP), statistical simulations of interest rates are performed, and a “critical” scenario is obtained, arising from the exposure to the interest rate risk presented by the balance sheet structure. The economic capital is obtained from the difference resulting from the “critical” scenario and the balance sheet market value, within a 99.5% confidence interval.
The Group’s exposure to the interest rate risk is detailed below. This table shows the residual value of assets and liabilities, classified by the sooner of the interest renegotiation date or the maturity date.

	Term (in Days)
Assets and Liabilities at Variable Rate	Up to 30	From 30 to 90	From 90 to 180	From 180 to 365	More than 365	Total
As of 12.31.21
Total Financial Assets	625,405,963	116,802,086	106,308,391	154,697,504	524,232,048	1,527,445,992
Total Financial Liabilities	818,306,924	96,462,632	38,475,450	24,267,311	343,024,022	1,320,536,340

Net Amount	(192,900,961)	20,339,454	67,832,940	130,430,193	181,208,026	206,909,652

As of 12.31.20
Total Financial Assets	497,444,834	122,335,699	110,798,069	184,197,811	500,497,440	1,415,273,853
Total Financial Liabilities	793,761,624	100,561,675	26,336,068	13,174,729	308,649,837	1,242,483,933

Net Amount	(296,316,790)	21,774,024	84,462,001	171,023,082	191,847,603	172,789,920

The table below shows the sensitivity to potential additional changes in interest rates in the next fiscal year, considering the breakdown as of December 31, 2021. The percentage change budgeted by the Group for fiscal year 2021 was determined considering 100 bps and changes are considered reasonably possible on the basis on an observation of market conditions.

	Additional Changes to the Interest Rate	Increase/(Decrease) in Income before Income Tax in Pesos	Increase/(Decrease) in Shareholders’ Equity in %
Decrease in Interest Rate	-100 bp	(3,543,296)	-1.7%
Increase in Interest Rate	100 bp	3,543,296	1.7%
Liquidity Risk
It contemplates the risk that the Group is unable to offset or liquidate a position at market value because:

•	the assets that are part thereof do not have a sufficient secondary market; or

•	market changes.
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
Daily liquidity management is supplemented by the estimated available funds or needs for the day, considering the opening balance of Argentine Central Bank’s account, deducting the daily minimum requirement, and including the main movements for the day. The latter results in the overestimated/underestimated balance that will be considered by operators in order to place funds or meet the financing needs.
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

F-5
5

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows an analysis of maturities of assets and liabilities, determined based on the remaining period as of December 31, 2021, and December 31, 2020, based on undiscounted cash flows:

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.21
Assets
Debt Securities measured at Fair Value through Profit or Loss	235,715,852	289,004	585,835	921,601	—	237,512,292
Derivative Financial Instruments	1,247,078	—	—	—	—	1,247,078
Repurchase Transactions	206,318,139	—	—	—	—	206,318,139
Other Financial Assets	20,422,842	123,048	149,125	3,444,877	—	24,139,892
Loans and Other Financing	268,278,512	279,743,611	180,218,971	116,216,349	37,370,356	881,827,799
Other Debt Securities	97,602,616	304,390	229,445	724,771	—	98,861,222
Financial Assets Pledged as Collateral	35,235,668	—	—	—	—	35,235,668
Investments in Equity Instruments	1,251,934	—	—	—	—	1,251,934
Liabilities
Deposits	981,068,287	64,008,739	3,074,261	112,674	22	1,048,263,983
Liabilities at fair value through profit or loss	75,674	—	—	—	—	75,674
Derivative Financial Instruments	712,129	—	—	—	—	712,129
Other Financial Liabilities	130,748,187	60,319,962	177,971	26,415	5,032	191,277,568
Lease liabilities	114,368	570,091	644,172	3,769,889	609,978	5,708,499
Financing Received from the Argentine Central Bank and Other Financial Institutions	5,200,022	4,623,289	15,913,726	3,979,210	—	29,716,247
Debt Securities	1,519,011	15,230,169	9,487,019	6,395,177	—	32,631,376
Subordinated Debt Securities	996,044	—	996,044	33,323,071	—	35,315,159

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.20
Assets
Debt Securities measured at Fair Value through Profit or Loss	230,532,971	851,483	4,800,940	652,403	—	236,837,797
Derivative Financial Instruments	827,053	—	—	—	—	827,053
Repurchase Transactions	93,249,485	—	—	—	—	93,249,485
Other Financial Assets	11,588,748	152,157	184,402	4,627,615	—	16,552,922
Loans and Other Financing	250,068,562	308,413,869	204,441,783	141,230,251	46,100,820	950,255,285
Other Debt Securities	38,345,187	—	—	—	—	38,345,187
Financial Assets Pledged as Collateral	28,252,414	—	—	—	—	28,252,414
Investments in Equity Instruments	5,654,112	—	—	—	—	5,654,112
Liabilities
Deposits	960,889,687	67,935,172	3,870,033	184,718	41	1,032,879,651
Derivative Financial Instruments	86,716	—	—	—	—	86,716
Other Financial Liabilities	140,382,359	36,949	41,420	121,508	—	140,582,236
Lease Liabilities	233,741	1,094,126	1,200,436	5,585,434	2,077,061	10,190,798
Financing Received from the Argentine Central Bank and Other Financial Institutions	3,936,538	4,967,332	9,264,337	5,640,484	—	23,808,691
Debt Securities	1,111,592	9,292,808	12,158,857	9,583,666	—	32,146,923
Subordinated Debt Securities	1,291,846	—	1,291,846	11,410,759	33,013,113	47,007,564
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

F-5
6

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The credit quality of debt securities as of December 31, 2021, is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Private Securities	Total as of 12.31.21
AAA	9,650,279	—	37	39,049,777	—	609,936	49,310,029
AA+	—	—	52,845	—	—	820,093	872,938
AA	5,617	—	—	31,359	—	10,892	47,868
AA-	—	—	—	—	—	1,623	1,623
A+	—	—	—	—	—	8,635	8,635
A1	—	—	—	—	—	38,957	38,957
A1+	—	—	1,266,148	—	—	510,849	1,776,997
A	—	—	—	—	—	367,434	367,434
A2	—	244,653	—	—	—	1,314	245,967
A-	—	—	—	—	—	39,096	39,096
A3	—	630,013	—	—	—	—	630,013
Baa1	—	—	94,832	—	—	—	94,832
BBB-	—	641,844	—	—	—	—	641,844
Baa3	—	—	—	—	—	34,356	34,356
B1	—	143,271	—	—	—	—	143,271
B	—	68,027	—	—	—	—	68,027
BB-	—	—	—	—	—	1,872	1,872
CCC	25,517	—	—	—	—	—	25,517
C	—	—	—	—	181,567,431	20,191	181,587,622

Total	9,681,413	1,727,808	1,413,862	39,081,136	181,567,431	2,465,248	235,936,898

The credit quality of debt securities as of December 31, 2020, is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Private Securities	Total as of 12.31.20
AAA	3,524,914	—	—	25,607,172	—	1,061,755	30,193,841
AA+	—	—	136,148	—	—	447	136,595
AA	—	—	—	—	—	85,738	85,738
Aa2	—	—	—	—	—	48,642	48,642
AA-	71,913	—	—	—	—	1,350,297	1,422,210
A+	—	—	—	—	—	1,906	1,906
A1	—	—	—	—	—	272,726	272,726
A1+	—	—	—	—	—	1,239,099	1,239,099
A	—	—	—	—	—	32,424	32,424
A2	—	—	—	—	—	163	163
A-	—	—	—	—	—	61,290	61,290
A3	—	303,042	—	—	—	—	303,042
Baa1	—	—	1,509	—	—	44,114	45,623
Baa3	—	—	—	—	—	20,065	20,065
B	—	814,136	—	—	—	—	814,136
CCC	6,193,784	—	—	—	—	—	6,193,784
C	—	—	—	—	193,695,730	25,809	193,721,539

Total	9,790,611	1,117,178	137,657	25,607,172	193,695,730	4,244,475	234,592,823

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
The standard establishes three categories to classify financial instruments, primarily considering the credit risk evolution over time. Stage 1 includes financial assets with normal or no significant risk associated; Stage 2 includes financial assets for which a significant increase in credit risk (“SICR”) has been identified but they are not yet deemed to be credit-impaired, and Stage 3 comprises financial assets which are defaulted and/or subject to serious risk of impairment.

F-5
7

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
Grouping of instruments for losses measured on a collective basis
For expected credit loss provisions modelled on a collective basis, a grouping of exposures is performed based on shared risks characteristics, such that risk exposures within group are homogeneous. In performing this grouping, there must be sufficient information for the group to be statistically credible. Where sufficient information is not available internally, the Group has considered benchmarking internal/external supplementary data to use for modelling purposes. The Group has identified four groupings: Retail, Retail-like, Wholesale and Naranja X, amongst these four segments the Group estimates parameters in a more granular way based on the shared risk characteristics.
Stage classification
Each subsidiary of Grupo Galicia classifies financial instruments subject to impairment under IFRS 9 in stages, as follows:

•
Stage 1: in the case of retail portfolios, it includes every operation up to 31 days past due. In the case of wholesale portfolios, it considers every client whose BCRA situation indicates a normal status (A
1
) (i.e. low risk of bankruptcy).

•	Stage 2: considers two groups:

•	For retail and retail like Portfolios between 31 and 90 days past due. For wholesale it considers credit ratings for which the risk of default has increased significantly (B).

•	Probability of Default (“PD”) or Score with impairment risk.

•
Stage 3: For retail portfolios, it includes every operation amounting 90 or more days past due. For wholesale portfolios, it considers every client whose BCRA situation indicates serious risk of bankruptcy (C, D, E). Furthermore, this stage also includes refinanced transactions originated more than 90 days past due or with another transaction in force within the last 24 months.

Significant Increase in credit risk
The Group considers a financial instrument to have experienced a significant increase in credit risk when any of the following conditions exist:

1	The analysis of the customer’s cash flow shows that it is capable of attend adequately all its financial commitments.

8

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Retail Portfolio

BCRA situation	Extra conditions to be considered stage 2
A, B1	- Cure
- Between 30 and 90 past due days
- Probability of Default (“PD”) or Score (*) with impairment risk
C	- It does not apply to defaulted clients

Retail-like Portfolio

BCRA situation	Extra conditions to be considered stage 2
A, B1	- Cure
- Between 30 and 90 past due days
- Probability of Default (“PD”) or Score (*) with impairment risk
C	- It does not apply to defaulted clients

Wholesale Portfolio

BCRA situation	Extra conditions to be considered stage 2
A	- Cure
- BCRA situation B1
- Probability of Default (“PD”) or Score (*) with impairment risk
C	- It does not apply to defaulted clients

(*)	Internal scoring.
Definition of Default
A financial asset is in default whenever a payment is more than 90 days past due, or if the Company considers the payment will not be fully reimbursed.
The credit analysis for wholesale loans is not the same as for retail loans, Grupo Galicia’s definition of default for wholesale portfolios is based on a credit analysis of the individual borrower.
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

•
Exposure at the moment of Default (“EAD”): it is based on the amounts the Group expects to be owed at the time of default, over the next 12 months or over the remaining lifetime. For example, for a revolving commitment, the Group includes the current draw down balance plus any further amount that it is expected to be drawn up to the current contractual limit by the potential time of default.

•
Loss given Default (“LGD”): this represents Grupo Galicia’s expectation of effective loss from the total exposure at default. Its value changes according to the counterparty, seniority of the claim and availability of collateral or other credit support. LGD is expressed as a percentage loss per Peso of exposure at the time of default and is calculated over the term of the relevant obligation.

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

F-
59

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•	Reasonable and sustainable information available at no additional cost or effort that provides evidence to support forecasts, as well as present conditions and past events.
According to IFRS 9, Grupo Galicia prepared three different scenarios with different probabilities: a base scenario with 70
 % probability of occurrence, a pessimistic scenario
with 15
 % probability of occurrence and an optimistic scenario
with 15
 % probability of occurrence.

Scenario Probabilities	Base	Optimistic	Pessimistic
Retail, Retail like and Wholesale	70%	15%	15%
Naranja	70%	15%	15%
In order to toake time value of money into account, Grupo assumes expected losses will take place according to the PD behavior.
The ECL is determined by calculating the PD, EAD and LGD for each future month or collective segment. These three components are multiplied together and adjusted for forward looking information. This effectively calculates an ECL for each future month, which is then discounted back to the reporting date and summed. The discount rate used in the ECL calculation is the original effective interest rate or an estimation of it.
Key macroeconomic variables used in the scenarios described below are shown in the table:

Macroeconomic Variable Projections		QI - 2022 (*)	QII - 2022 (*)	QIII - 2022 (*)	QIV - 2022 (*)
GDP	Base	1.8%	2.3%	0.5%	1.5%
	Optimistic	7.0%	10.7%	8.0%	9.6%
	Pessimistic	1.7%	-1.0%	-4.1%	-3.6%
Unemployment Rate	Base	0.3%	7.8%	25.5%	9.4%
	Optimistic	-10.5%	-3.7%	12.2%	-2.5%
	Pessimistic	4.8%	19.1%	75.6%	80.9%
Real Salary	Base	-5.4%	-5.9%	-5.2%	-4.1%
	Optimistic	-4.9%	-5.1%	-4.6%	-0.6%
	Pessimistic	0.4%	-7.7%	-11.8%	-9.0%
Badlar rate	Base	17.4%	8.4%	-0.5%	0.0%
	Optimistic	17.4%	-0.3%	-6.3%	-11.8%
	Pessimistic	61.4%	58.3%	66.9%	76.5%
Consumer Price Index (CPI)	Base	54.9%	59.6%	60.1%	59.0%
	Optimistic	53.2%	50.5%	48.0%	42.8%
	Pessimistic	53.2%	72.6%	83.2%	86.8%
(*)
These variations were calculated based on annual basis.
Grupo Galicia has also carried out sensitivity analysis to assess the impact of volatility on macroeconomic variables on the result of the expected credit losses.

Scenario 1 (change in the probability of the macroeconomic scenarios)	Base scenario	Sensitivity
Regular scenario	70%	45%
Positive scenario	15%	10%
Negative scenario	15%	45%

Grupo Financiero Galicia ECL	47,598,980	48,122,889
Retail, Retail like and Wholesale ECL	37,966,376	38,490,285
Naranja ECL	9,632,604	9,632,604

Scenario 2 (change in forecast PIB, inflation, nominal exchange rate, unemployment, current account)	Regular scenario	Positive scenario	Negative scenario
Macroeconomic scenario probability	70%	15%	15%

		Sensitivity
GDP	0%	0%	0%
Unemployment Rate	3%	1%	4%
Real Salary	-4%	-2%	-5%
Badlar	25%	10%	60%
CPI	5%	1%	7%

Grupo Financiero Galicia ECL		48,411,267
Retail, Retail like and Wholesale RCL		38,778,663
Naranja ECL		9,632,604
Additional allowance outside the model (“COVID Overlay”)
Since March 2020, the Argentine Central Bank has implemented a series of measures aiming to reduce the economic consequences caused by
COVID-19.
The deferral of installments and the suspension of penalty interest for payment

F-6
0

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

of installments in arrears are some examples of these measures. Credits cards were excluded from this benefit.
Considering the economic context that Argentina is going through, the uncertain behavior of the delinquent loans, and the measures adopted by the Argentine Central Bank, the Entity’s Management recognized an additional Allowance for Loan Losses outside the model as of December 31, 2020.
That allowance was calculated using the expected credit loss model on the delinquent loans in arrears and reflected the potential loss that could result from the macroeconomic context once the measures implemented by the Argentine Central Bank were lifted. The calculation was performed outside the model, generating additional forecasts with the objective of mitigating the lack of delinquency observed as a result of the regulations in force.
The Group calculated the impact of the additional allowance by estimating the expected loss from customers’ loans with deferred installments, based on the new probabilities of default, and adjusting the variables in each affected segment. This estimate included an adjustment over the credits’ lifetime.
From March 31, 2021, onwards, once the payment deferrals established by the Argentine Central Bank were over, the additional allowance set up outside the model as of December 31, 2020, was used during the current fiscal year, as the actual delinquent loans were identified, after their due dates had been deferred for a year (March 2020 – March 2021).
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
The following table contains an analysis of the credit risk exposure of financial instruments for which an ECL allowance is recognized.

	Retail Portfolio
	December 31, 2021				December 31, 2020
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	164,463,861	55,177,137	3,016,889	222,657,887	246,123,597
1-30	2,575,652	2,891,093	622,662	6,089,407	6,116,789
31-60	—	1,772,673	457,533	2,230,206	1,579,343
61-90	—	900,444	653,838	1,554,282	990,348
Default	—	—	14,109,155	14,109,155	8,387,786

Gross Carrying amount	167,039,513	60,741,347	18,860,077	246,640,937	263,197,863
Loss allowance	(5,845,144)	(10,017,080)	(15,360,846)	(31,223,070)	(35,435,411)

Net Carrying amount	161,194,369	50,724,267	3,499,231	215,417,867	227,762,452

	Retail like Portfolio
	December 31, 2021				December 31, 2020
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	153,539,137	16,028,249	1,080,971	170,648,357	177,992,701
1-30	1,105,602	527,137	206,494	1,839,233	2,609,761
31-60	—	303,433	84,077	387,510	326,718
61-90	—	140,381	124,317	264,698	91,932
Default	—	—	2,227,308	2,227,308	1,792,207

Gross Carrying amount	154,644,739	16,999,200	3,723,167	175,367,106	182,813,319
Loss allowance	(257,780)	(1,361,307)	(2,609,419)	(4,228,506)	(6,825,303)

Net Carrying amount	154,386,959	15,637,893	1,113,748	171,138,600	175,988,016

F-6
1

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Wholesale Portfolio
	December 31, 2021				December 31, 2020
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
A	496,694,594	17,137,832	—	513,832,426	417,049,373
B1	—	214,556	—	214,556	1,512,813
Default	—	—	730,084	730,084	1,201,703

Gross Carrying amount	496,694,594	17,352,388	730,084	514,777,066	419,763,889
Loss allowance	(1,465,190)	(319,928)	(729,682)	(2,514,800)	(4,814,466)

Net Carrying amount	495,229,404	17,032,460	402	512,262,266	414,949,423

	Naranja X
	December 31, 2021				December 31, 2020
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	167,268,847	1,799,598	286,947	169,355,392	131,704,894
1-30	7,552,511	443,058	83,720	8,079,289	5,304,089
31-60	—	2,375,093	50,284	2,425,377	1,359,887
61-90	—	1,226,601	42,995	1,269,596	609,131
Default	—	—	3,966,855	3,966,855	2,980,850

Gross Carrying amount	174,821,358	5,844,350	4,430,801	185,096,509	141,958,851
Loss allowance	(5,677,757)	(1,257,400)	(2,697,447)	(9,632,604)	(9,275,787)

Net Carrying amount	169,143,601	4,586,950	1,733,354	175,463,905	132,683,064

	Retail Portfolio
	December 31, 2020				December 31, 2019
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	174,398,931	71,724,666	—	246,123,597	222,499,714
1-30	2,080,249	1,757,767	2,278,773	6,116,789	6,715,330
31-60	—	1,505,887	73,456	1,579,343	2,928,809
61-90	—	847,358	142,990	990,348	1,650,575
Default	—	—	8,387,786	8,387,786	8,798,486

Gross Carrying amount	176,479,180	75,835,678	10,883,005	263,197,863	242,592,914
Loss allowance	(7,478,003)	(19,060,985)	(8,896,423)	(35,435,411)	(21,583,240)

Net Carrying amount	169,001,177	56,774,693	1,986,582	227,762,452	221,009,674

	Retail like Portfolio
	December 31, 2020				December 31, 2019
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	158,187,579	18,354,315	1,450,807	177,992,701	77,754,290
1-30	1,462,383	818,265	329,113	2,609,761	4,120,016
31-60	—	316,890	9,828	326,718	460,503
61-90	—	67,955	23,977	91,932	657,546
Default	—	—	1,792,207	1,792,207	5,008,440

Gross Carrying amount	159,649,962	19,557,425	3,605,932	182,813,319	88,000,795
Loss allowance	(844,073)	(3,216,373)	(2,764,857)	(6,825,303)	(6,193,587)

Net Carrying amount	158,805,889	16,341,052	841,075	175,988,016	81,807,208

F-6
2

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Wholesale Portfolio
	December 31, 2020				December 31, 2019
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
A	398,096,545	18,952,828	—	417,049,373	435,225,887
B1	—	1,512,813	—	1,512,813	776,177
Default	—	—	1,201,703	1,201,703	10,020,955

Gross Carrying amount	398,096,545	20,465,641	1,201,703	419,763,889	446,023,019
Loss allowance	(2,958,029)	(940,522)	(915,915)	(4,814,466)	(10,711,793)

Net Carrying amount	395,138,516	19,525,119	285,788	414,949,423	435,311,226

	Naranja X
	December 31, 2020				December 31, 2019
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	129,793,001	1,514,657	397,236	131,704,894	93,346,349
1-30	4,878,423	341,066	84,600	5,304,089	5,513,282
31-60	—	1,287,654	72,233	1,359,887	2,657,374
61-90	—	563,323	45,808	609,131	1,387,796
Default	—	—	2,980,850	2,980,850	11,467,622

Gross Carrying amount	134,671,424	3,706,700	3,580,727	141,958,851	114,372,423
Loss allowance	(5,596,374)	(889,280)	(2,790,133)	(9,275,787)	(15,233,581)

Net Carrying amount	129,075,050	2,817,420	790,594	132,683,064	99,138,842

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
This table provides information on balance sheet items and their collateral in offsets as well as loan and other credit-related commitments.
Assets Subject to Impairment

Item	Carrying Amount	Loss Allowances	Net Gross Carrying Amount	Collateral´s Fair Value
Advances	53,152,720	(269,126)	52,883,594	—
Mortgage Loans	18,419,566	(5,814,164)	12,605,402	42,157,782
Pledge Loans	16,220,243	(29,447)	16,190,796	20,557,070
Personal Loans	65,896,440	(11,901,830)	53,994,610	—
Credit Card Loans	367,957,854	(17,344,564)	350,613,290	—
Financial Leases	1,114,408	(455)	1,113,953	—
Documents	194,471,663	(813,421)	193,658,242	—
Pre-financing export loans	17,181,120	—	17,181,120	—
Others	387,467,604	(11,425,973)	376,041,631	79,131,320

Total as of December 31, 2021	1,121,881,618	(47,598,980)	1,074,282,638	141,846,172

The following table shows information about the mortgage portfolio LTV distribution.

Mortgages Portfolio -LTV Distribution	Exposure
Lower than 50%	614
50 to 60%	152
60 to 70%	377
70 to 80%	118
80 to 90%	137
90 to 100%	1,984
Higher than 100%	41,663

Total	45,045

F-6
3

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Evolution of the exposure to credit risk and the related allowances
The credit risk allowance recognized in the period is affected by a variety of factors, such as:

•
transfers between Stage 1 and Stages 2 or 3 because the financial instruments experience significant credit risk increases (or decreases), or become impaired in the period, with the corresponding “increase” (or “decrease”) between the 12-month and Lifetime ECL;

•	additional allocations for new financial instruments recognized during the period, as well as reversals of allowances for loan losses for financial instruments derecognized in the period;
•	impact on ECL measurements of changes in PD, EAD and LGD in the period, arising from the periodic update of inputs to the models;
•	impact on ECL measurement due to changes in models and assumptions;
•	impacts due to passing of time resulting from an update to the present value;
•	local currency translations for assets denominated in foreign currency and other changes;
•	financial assets derecognized during the period and application of allowances related to assets derecognized in the balance sheet during the period; and
•	partial use of the additional allowance recorded outside the model (COVID Overlay) constituted as of December 31, 2020 due to regulations on deferrals established by the Argentine Central Bank.
The following tables explain the changes in the loss allowance between the beginning and the end of the annual period due to these factors:

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2020	7,478,003	19,060,985	8,896,423	—	35,435,411
Inflation effect	(2,787,886)	(6,885,567)	(3,696,569)	—	(13,370,022)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(513,633)	513,633	—	—	—
Transfer from Stage 1 to Stage 3	(184,412)	—	184,412	—	—
Transfer from Stage 2 to Stage 1	720,872	(720,872)	—	—	—
Transfer from Stage 2 to Stage 3	—	(562,323)	562,323	—	—
Transfer from Stage 3 to Stage 1	241,423	—	(241,423)	—	—
Transfer from Stage 3 to Stage 2	—	462,938	(462,938)	—	—
New Financial Assets Originated or Purchased	2,115,543	1,201,186	8,362,628	—	11,679,357
Changes in PDs/LGDs/EADs	386,505	431,115	(1,067,616)	—	(249,996)
Foreign exchange and other movements	(1,028,066)	(2,657,874)	5,159,798	—	1,473,858
Other movements with no P&L impact
Write-offs and other movements	(583,205)	(826,141)	(2,336,192)	—	(3,745,538)

Loss Allowance as of December 31, 2021	5,845,144	10,017,080	15,360,846	—	31,223,070

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2020	844,073	3,216,373	2,764,857	—	6,825,303
Inflation effect	(279,331)	(1,056,263)	(877,072)	—	(2,212,666)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(37,773)	37,773	—	—	—
Transfer from Stage 1 to Stage 3	(11,610)	—	11,610	—	—
Transfer from Stage 2 to Stage 1	45,554	(45,554)	—	—	—
Transfer from Stage 2 to Stage 3	—	(44,351)	44,351	—	—
Transfer from Stage 3 to Stage 1	68,817	—	(68,817)	—	—
Transfer from Stage 3 to Stage 2	—	46,976	(46,976)	—	—
New Financial Assets Originated or Purchased	123,983	39,082	1,828,176	—	1,991,241
Changes in PDs/LGDs/EADs	(190,122)	(135,997)	(229,876)	—	(555,995)
Foreign exchange and other movements	(1,367)	(545,556)	39,249	—	(507,674)
Other movements with no P&L impact
Write-offs and other movements	(304,444)	(151,176)	(856,083)	—	(1,311,703)

Loss Allowance as of December 31, 2021	257,780	1,361,307	2,609,419	—	4,228,506

F-6
4

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2020	2,958,029	940,522	915,915	—	4,814,466
Inflation effect	(905,825)	(297,224)	(263,055)	—	(1,466,104)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(21,319)	21,319	—	—	—
Transfer from Stage 1 to Stage 3	—	—	—	—	—
Transfer from Stage 2 to Stage 1	139,769	(139,769)	—	—	—
Transfer from Stage 2 to Stage 3	—	(308,394)	308,394	—	—
Transfer from Stage 3 to Stage 1	—	—	—	—	—
Transfer from Stage 3 to Stage 2	—	—	—	—	—
New Financial Assets Originated or Purchased	754,252	182,285	258	—	936,795
Changes in PDs/LGDs/EADs	435,273	11,066	(39,407)	—	406,932
Foreign exchange and other movements	(1,391,414)	(22,218)	302,882	—	(1,110,750)
Other movements with no P&L impact
Write-offs and other movements	(503,575)	(67,659)	(495,305)	—	(1,066,539)

Loss Allowance as of December 31, 2021	1,465,190	319,928	729,682	—	2,514,800

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2020	5,596,374	889,280	2,790,133	—	9,275,787
Inflation effect	(2,144,516)	(356,771)	(1,063,167)	—	(3,564,454)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(84,126)	84,126	—	—	—
Transfer from Stage 1 to Stage 3	(134,853)	—	134,853	—	—
Transfer from Stage 2 to Stage 1	222,556	(222,556)	—	—	—
Transfer from Stage 2 to Stage 3	—	(100,874)	100,874	—	—
Transfer from Stage 3 to Stage 1	171,095	—	(171,095)	—	—
Transfer from Stage 3 to Stage 2	—	10,657	(10,657)	—	—
New Financial Assets Originated or Purchased	3,794,799	1,367,217	2,810,850	—	7,972,866
Changes in PDs/LGDs/EADs	(1,077,581)	(135,324)	(294,531)	—	(1,507,436)
Foreign exchange and other movements	(90,131)	(18,046)	(38,894)	—	(147,071)
Other movements with no P&L impact
Write-offs and other movements	(575,860)	(260,309)	(1,560,919)	—	(2,397,088)

Loss Allowance as of December 31, 2021	5,677,757	1,257,400	2,697,447	—	9,632,604

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2019	8,322,959	3,855,946	9,404,335	—	21,583,240
Inflation effect	(2,933,721)	(2,869,728)	(3,358,166)	—	(9,161,615)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(752,418)	752,418	—	—	—
Transfer from Stage 1 to Stage 3	(178,419)	—	178,419	—	—
Transfer from Stage 2 to Stage 1	584,921	(584,921)	—	—	—
Transfer from Stage 2 to Stage 3	—	(507,260)	507,260	—	—
Transfer from Stage 3 to Stage 1	300,366	—	(300,366)	—	—
Transfer from Stage 3 to Stage 2	—	544,999	(544,999)	—	—
New Financial Assets Originated or Purchased	2,092,341	1,177,829	3,128,644	—	6,398,814
Changes in PDs/LGDs/EADs	3,638,483	16,973,151	4,163,880	—	24,775,514
Foreign exchange and o ther movements	(2,033,308)	799,390	830,882	—	(403,036)
Other movements with no P&L impact
Write-offs and other movements	(1,563,201)	(1,080,839)	(5,113,466)	—	(7,757,506)

Loss Allowance as of December 31, 2020	7,478,003	19,060,985	8,896,423	—	35,435,411

F-6
5

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2019	725,219	301,080	5,167,288	—	6,193,587
Inflation effect	(242,606)	(270,782)	(1,535,798)	—	(2,049,186)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(54,674)	54,674	—	—	—
Transfer from Stage 1 to Stage 3	(5,135)	—	5,135	—	—
Transfer from Stage 2 to Stage 1	44,319	(44,319)	—	—	—
Transfer from Stage 2 to Stage 3	—	(13,277)	13,277	—	—
Transfer from Stage 3 to Stage 1	(25,909)	—	25,909	—	—
Transfer from Stage 3 to Stage 2	—	109,098	(109,098)	—	—
New Financial Assets Originated or Purchased	723,054	235,301	1,961,088	—	2,919,443
Changes in PDs/LGDs/EADs	(1,699,225)	2,606,638	1,000,788	—	1,908,201
Foreign exchange a nd o ther movements	1,742,202	645,777	(29,693)	—	2,358,286
Other movements with no P&L impact
Write-offs and other movements	(363,172)	(407,817)	(3,734,039)	—	(4,505,028)

Loss Allowance as of December 31, 2020	844,073	3,216,373	2,764,857	—	6,825,303

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2019	1,024,895	454,660	9,232,238	—	10,711,793
Inflation effect	45,359	(19,767)	(2,352,551)	—	(2,326,959)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(91,161)	91,161	—	—	—
Transfer from Stage 1 to Stage 3	(20)	—	20	—	—
Transfer from Stage 2 to Stage 1	8,081	(8,081)	—	—	—
Transfer from Stage 2 to Stage 3	—	(25,758)	25,758	—	—
Transfer from Stage 3 to Stage 1	—	—	—	—	—
Transfer from Stage 3 to Stage 2	—	—	—	—	—
New Financial Assets Originated or Purchased	913,669	160,383	75,317	—	1,149,369
Changes in PDs/LGDs/EADs	2,770,541	623,523	1,366,207	—	4,760,271
Foreign exchange and o ther movements	163,993	112,052	(24,285)	—	251,760
Other movements with no P&L impact
Write-offs and other movements	(1,877,328)	(447,651)	(7,406,789)	—	(9,731,768)

Loss Allowance as of December 31, 2020	2,958,029	940,522	915,915	—	4,814,466

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2019	4,157,813	1,446,970	9,628,798	—	15,233,581
Inflation effect	(1,452,514)	(439,541)	(2,729,989)	—	(4,622,044)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(108,936)	108,936	—	—	—
Transfer from Stage 1 to Stage 3	(219,966)	—	219,966	—	—
Transfer from Stage 2 to Stage 1	—	(233,987)	233,987	—	—
Transfer from Stage 2 to Stage 3	262,561	(262,561)	—	—	—
Transfer from Stage 3 to Stage 1	163,580	—	(163,580)	—	—
Transfer from Stage 3 to Stage 2	—	20,495	(20,495)	—	—
New Financial Assets Originated or Purchased	4,408,653	374,335	399,731	—	5,182,719
Changes in PDs/LGDs/EADs	439,257	124,204	441,990	—	1,005,451
Foreign exchange and other movements	—	—	—	—	—
Other movements with no P&L impact
Write-offs and other movements	(2,054,074)	(249,571)	(5,220,275)	—	(7,523,920)

Loss Allowance as of December 31, 2020	5,596,374	889,280	2,790,133	—	9,275,787

F-6
6

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2018	7,275,015	6,483,463	7,160,474	—	20,918,952
Inflation effect	(2,695,552)	(2,075,221)	(2,764,446)	—	(7,535,219)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(1,113,052)	1,113,052	—	—	—
Transfer from Stage 1 to Stage 3	(114,897)	—	114,897	—	—
Transfer from Stage 2 to Stage 1	950,844	(950,844)	—	—	—
Transfer from Stage 2 to Stage 3	—	(685,964)	685,964	—	—
Transfer from Stage 3 to Stage 1	43,554	—	(43,554)	—	—
Transfer from Stage 3 to Stage 2	—	71,218	(71,218)	—	—
New Financial Assets Originated or Purchased	2,568,784	1,504,429	6,262,382	—	10,335,595
Changes in PDs/LGDs/EADs	2,074,567	1,081,985	488,119	—	3,644,671
Foreign exchange and other movements	315,099	(318,922)	175,500	—	171,677
Other movements with no P&L impact
Write-offs and other movements	(981,403)	(2,367,250)	(2,603,783)	—	(5,952,436)

Loss Allowance as of December 31, 2019	8,322,959	3,855,946	9,404,335	—	21,583,240

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2018	746,808	783,682	3,300,336	—	4,830,826
Inflation effect	(304,907)	(252,319)	(1,636,048)	—	(2,193,274)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(51,028)	51,028	—	—	—
Transfer from Stage 1 to Stage 3	(2,951)	—	2,951	—	—
Transfer from Stage 2 to Stage 1	34,880	(34,880)	—	—	—
Transfer from Stage 2 to Stage 3	—	(60,098)	60,098	—	—
Transfer from Stage 3 to Stage 1	2,415	—	(2,415)	—	—
Transfer from Stage 3 to Stage 2	—	19,146	(19,146)	—	—
New Financial Assets Originated or Purchased	638,257	201,052	5,135,529	—	5,974,838
Changes in PDs/LGDs/EADs	1,170,734	75,504	759,191	—	2,005,429
Foreign exchange and other movements	(1,106,394)	(31,995)	180,897	—	(957,492)
Other movements with no P&L impact
Write-offs and other movements	(402,595)	(450,040)	(2,614,105)	—	(3,466,740)

Loss Allowance as of December 31, 2019	725,219	301,080	5,167,288	—	6,193,587

Wholesale Portfolio	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2018	1,470,854	216,433	1,868,037	—	3,555,324
Inflation effect	(591,512)	(146,644)	(2,306,944)	—	(3,045,100)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(58,239)	58,239	—	—	—
Transfer from Stage 1 to Stage 3	(119)	—	119	—	—
Transfer from Stage 2 to Stage 1	128,191	(128,191)	—	—	—
Transfer from Stage 2 to Stage 3	—	(2,110)	2,110	—	—
Transfer from Stage 3 to Stage 1	4	—	(4)	—	—
Transfer from Stage 3 to Stage 2	—	85,277	(85,277)	—	—
New Financial Assets Originated or Purchased	1,127,597	235,990	538,810	—	1,902,397
Changes in PDs/LGDs/EADs	(150,815)	303,422	33,333	—	185,940
Foreign exchange and other movements	(251,024)	(11,664)	9,489,490	—	9,226,802
Other movements with no P&L impact
Write-offs and other movements	(650,042)	(156,092)	(307,436)	—	(1,113,570)

Loss Allowance as of December 31, 2019	1,024,895	454,660	9,232,238	—	10,711,793

F-6
7

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Loss Allowance as of December 31, 2018	3,851,123	5,154,884	5,841,643	—	14,847,650
Inflation effect	(1,469,779)	(1,524,158)	(2,586,948)	—	(5,580,885)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(104,906)	104,906	—	—	—
Transfer from Stage 1 to Stage 3	(220,440)	—	220,440	—	—
Transfer from Stage 2 to Stage 1	1,398,405	(1,398,405)	—	—	—
Transfer from Stage 2 to Stage 3	—	(1,398,549)	1,398,549	—	—
Transfer from Stage 3 to Stage 1	19,559	—	(19,559)	—	—
Transfer from Stage 3 to Stage 2	—	5,686	(5,686)	—	—
New Financial Assets Originated or Purchased	630,542	2,316,457	7,620,900	—	10,567,899
Changes in PDs/LGDs/EADs	451,231	(885,019)	1,046,067	—	612,279
Foreign exchange and other mo vements	—	—	—	—	—
Other movements with no P&L impact
Write-offs and other movements	(397,922)	(928,832)	(3,886,608)	—	(5,213,362)

Loss Allowance as of December 31, 2019	4,157,813	1,446,970	9,628,798	—	15,233,581

The following table further explains changes in the gross carrying amount of specific segment portfolio to help explain their significance to the changes in the loss allowance:

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2020	176,479,180	75,835,678	10,883,005	—	263,197,863
Transfers:
Transfers from Stage 1 to Stage 2	(12,502,238)	12,502,238	—	—	—
Transfers from Stage 1 to Stage 3	(3,676,093)	—	3,676,093	—	—
Transfers from Stage 2 to stage 1	12,336,328	(12,336,328)	—	—	—
Transfers from Stage 2 to Stage 3	—	(5,139,767)	5,139,767	—	—
Transfers from Stage 3 to Stage 2	—	627,535	(627,535)	—	—
Transfers from Stage 3 to Stage 1	331,193	—	(331,193)	—	—
Financial assets derecognized during the period other than write-offs	(15,445,294)	(8,175,653)	(3,417,354)	—	(27,038,301)
New financial assets originated or purchased	46,620,123	19,185,358	9,215,318	—	75,020,799
Foreign exchange and other movements	23,631,855	3,836,241	(2,005,094)	—	25,463,002
Inflation Effect	(60,735,541)	(25,593,955)	(3,672,930)	—	(90,002,426)

Gross carrying amount as of December 31, 2021	167,039,513	60,741,347	18,860,077	—	246,640,937

	Stage 1	Stage 2	Stage 3
Retail like Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2020	159,649,962	19,557,425	3,605,932	—	182,813,319
Transfers:
Transfers from Stage 1 to Stage 2	(5,960,505)	5,960,505	—	—	—
Transfers from Stage 1 to Stage 3	(308,818)	—	308,818	—	—
Transfers from Stage 2 to Stage 1	2,993,818	(2,993,818)	—	—	—
Transfers from Stage 2 to Stage 3	—	(431,463)	431,463	—	—
Transfers from Stage 3 to Stage 2	—	72,125	(72,125)	—	—
Transfers from Stage 3 to Stage 1	98,929	—	(98,929)	—	—
Financial assets derecognized during the period other than write-offs	(62,620,001)	(3,941,723)	(1,350,254)	—	(67,911,978)
New financial assets originated or purchased	116,677,738	4,522,166	2,444,480	—	123,644,384
Foreign exchange and other movements	(2,005,757)	854,462	(329,244)	—	(1,480,539)
Inflation Effect	(53,880,627)	(6,600,479)	(1,216,974)	—	(61,698,080)

Gross carrying amount as of December 31, 2021	154,644,739	16,999,200	3,723,167	—	175,367,106

8

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2020	398,096,545	20,465,641	1,201,703	—	419,763,889
Transfers:
Transfers from Stage 1 to Stage 2	(5,519,947)	5,519,947	—	—	—
Transfers from Stage 1 to Stage 3	—	—	—	—	—
Transfers from Stage 2 to Stage 1	1,156,736	(1,156,736)	—	—	—
Transfers from Stage 2 to Stage 3	—	(438,059)	438,059	—	—
Transfers from Stage 3 to Stage 2	—	—	—	—	—
Transfers from Stage 3 to Stage 1	—	—	—	—	—
Financial assets derecognized during the period other than write-offs	(124,985,052)	(4,376,503)	(466,943)	—	(129,828,498)
New financial assets originated or purchased	349,754,606	8,515,953	554	—	358,271,113
Foreign exchange and other movements	89,758,601	(4,270,859)	(37,724)	—	85,450,018
Inflation Effect	(211,566,895)	(6,906,996)	(405,565)	—	(218,879,456)

Gross carrying amount as of December 31, 2021	496,694,594	17,352,388	730,084	—	514,777,066

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2020	134,671,424	3,706,700	3,580,727	—	141,958,851
Transfers:
Transfers from Stage 1 to Stage 2	(1,674,473)	1,674,473	—	—	—
Transfers from Stage 1 to Stage 3	(1,950,674)	—	1,950,674	—	—
Transfers from Stage 2 to Stage 1	1,237,876	(1,237,876)	—	—	—
Transfers from Stage 2 to Stage 3	—	(353,778)	353,778	—	—
Transfers from Stage 3 to Stage 2	—	15,798	(15,798)	—	—
Transfers from Stage 3 to Stage 1	250,779	—	(250,779)	—	—
Financial assets derecognized during the period other than write-offs	(2,209,070)	(655,467)	(2,251,005)	—	(5,115,542)
New financial assets originated or purchased	89,946,060	3,945,482	2,271,672	—	96,163,214
Foreign exchange and other movements	—	—	—	—	—
Inflation Effect	(45,450,564)	(1,250,982)	(1,208,468)	—	(47,910,014)

Gross carrying amount as of December 31, 2021	174,821,358	5,844,350	4,430,801	—	185,096,509

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2019	164,659,573	—	—	—	164,659,573
Transfers:
Transfers from Stage 1 to Stage 2	(21,022,961)	21,022,961	—	—	—
Transfers from Stage 1 to Stage 3	(2,335,106)	—	2,335,106	—	—
Transfers from Stage 2 to Stage 1	14,304,405	(14,304,405)	—	—	—
Transfers from Stage 2 to Stage 3	—	(2,280,699)	2,280,699	—	—
Transfers from Stage 3 to Stage 2	—	844,888	(844,888)	—	—
Transfers from Stage 3 to Stage 1	437,882	—	(437,882)	—	—
Financial assets derecognized during the period other than write-offs	(18,005,652)	(5,198,477)	(5,947,998)	—	(29,152,127)
New financial assets originated or purchased	44,172,674	13,053,985	3,305,426	—	60,532,085
Foreign exchange and other movements	37,979,751	14,233,527	1,411,688	—	53,624,966
Inflation Effect	(43,711,386)	48,463,898	8,780,854	—	13,533,366

Gross carrying amount as of December 31, 2020	176,479,180	75,835,678	10,883,005	—	263,197,863

F-
69

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail like Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2019	70,586,738	10,608,798	6,805,256	—	88,000,792
Transfers:
Transfers from Stage 1 to Stage 2	(4,967,139)	4,967,139	—	—	—
Transfers from Stage 1 to Stage 3	(199,284)	—	199,284	—	—
Transfers from Stage 2 to Stage 1	2,562,142	(2,562,142)	—	—	—
Transfers from Stage 2 to Stage 3	—	(166,596)	166,596	—	—
Transfers from Stage 3 to Stage 2	—	215,330	(215,330)	—	—
Transfers from Stage 3 to Stage 1	48,309	—	(48,309)	—	—
Financial assets derecognized during the period other than write-offs	(25,860,454)	(1,895,229)	(4,480,861)	—	(32,236,544)
New financial assets originated or purchased	116,070,986	6,902,688	2,211,773	—	125,185,447
Foreign exchange and other movements	20,146,986	4,303,704	774,082	—	25,224,772
Inflation Effect	(18,738,322)	(2,816,267)	(1,806,559)	—	(23,361,148)

Gross carrying amount as of December 31, 2020	159,649,962	19,557,425	3,605,932	—	182,813,319

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2019	423,539,493	12,462,570	10,020,962	—	446,023,025
Transfers:
Transfers from Stage 1 to Stage 2	(10,442,927)	10,442,927	—	—	—
Transfers from Stage 1 to Stage 3	—	—	—	—	—
Transfers from Stage 2 to Stage 1	712,206	(712,206)	—	—	—
Transfers from Stage 2 to Stage 3	—	(199,577)	199,577	—	—
Transfers from Stage 3 to Stage 2	—	—	—	—	—
Transfers from Stage 3 to Stage 1	—	—	—	—	—
Financial assets derecognized during the period other than write-offs	(154,907,468)	(4,163,403)	(491,446)	—	(159,562,317)
New financial assets originated or purchased	330,435,365	6,380,899	122,710	—	336,938,974
Foreign exchange and other movements	(78,805,131)	(437,192)	(5,989,877)	—	(85,232,200)
Inflation Effect	(112,434,993)	(3,308,377)	(2,660,223)	—	(118,403,593)

Gross carrying amount as of December 31, 2020	398,096,545	20,465,641	1,201,703	—	419,763,889

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Purchased credit- impaired	Total
Gross carrying amount as of December 31, 2019	96,719,034	5,212,608	12,440,778	—	114,372,420
Transfers:
Transfers from Stage 1 to Stage 2	(1,698,774)	1,698,774	—	—	—
Transfers from Stage 1 to Stage 3	(2,078,462)	—	2,078,462	—	—
Transfers from Stage 2 to Stage 1	—	(762,744)	762,744	—	—
Transfers from Stage 2 to Stage 3	1,311,802	(1,311,802)	—	—	—
Transfers from Stage 3 to Stage 2	—	34,975	(34,975)	—	—
Transfers from Stage 3 to Stage 1	277,277	—	(277,277)	—	—
Financial assets derecognized during the period other than write-offs	(4,243,541)	(1,422,154)	(8,600,985)	—	(14,266,680)
New financial assets originated or purchased	70,547,700	1,597,963	412,309	—	72,557,972
Foreign exchange and other movements	(664,468)	58,333	139,221	—	(466,914)
Inflation Effect	(25,499,144)	(1,399,253)	(3,339,550)	—	(30,237,947)

Gross carrying amount as of December 31, 2020	134,671,424	3,706,700	3,580,727	—	141,958,851

Use of information
Grupo Financiero Galicia, according to IFRS 9 standards, uses all information available, past, present and future to identify and estimate expected credit loss.

F-7
0

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

F-7
1

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
Likewise, several claims for refund of the Income Tax paid in excess for the fiscal years 2014, 2015, 2016, 2017, 2018, and 2019, for the amounts of Ps.433,815, Ps.459,319, Ps.944,338, Ps.866,842, Ps.3,646,382 and Ps.4,403,712, respectively, have been submitted to the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos, AFIP). These claims are based on Argentine jurisprudence that establishes the unconstitutionality of the rules disabling the application of the tax inflation adjustment, resulting in confiscatory situations. Considering the delay in the resolution by the Federal Administration of Public Revenue, the corresponding judicial claims were filed.
Identical claims were filed by other Group subsidiaries before the Federal Administration of Public Revenue:
Tarjetas Cuyanas S.A., (Tarjeta Naranja S.A. predecessor company), for 2014 and 2016 periods, for an amount of Ps.145,478, nominal value; Tarjeta Naranja S.A., for 2014 and 2016 periods, for a total amount of Ps.580,164, nominal value; and for 2015, 2017, and 2018 periods, for an amount of Ps.149,763, Ps.326,498, and Ps.973,843, nominal value, respectively. Considering the delay in the resolution by the Federal Administration of Public Revenue, the corresponding judicial claims were filed. On May 26, 2020, Tarjeta Naranja S.A. filed before the AFIP a claim for the repetition of the Income Tax corresponding to 2019 period for Ps.1,364,949 in nominal value.
At the closing of these Financial Statements, the Group does not record contingent assets derived from the aforementioned presentations.
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

F-7
2

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The provisions for contingencies recorded are as follows:

	12.31.21	12.31.20
Other Contingencies	4,305,489	5,597,804
For Commercial Lawsuits/Legal matters	2,734,238	4,163,612
For Labor Lawsuits	379,442	405,564
For Claims and Credit Cards	200	1,656
For Guarantees Granted	1,142	1,724
For Other Contingencies	927,621	691,933
For Termination Benefits	262,846	333,315
Difference for Dollarization of Judicial Deposits—Communication “A” 4686	76,110	94,191
Administrative, Disciplinary and Criminal Penalties	—	8,009

Total	4,381,599	5,700,004

NOTE 47. OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities are offset, and the net amount is reported in the statement of financial position where the Group currently has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.
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
The financial instruments subject to offsetting, master netting agreements and similar agreements as of December 31, 2021 and 2020 are as follows:

	Offsetting effects on Statement of Financial Position			Related amounts not offset
12.31.21	Gross Amount	Offset Amount	Net amounts in Statement Financial Position	Subject to netting agreements	Total Net Amount
Financial Assets
Derivate Instruments	106,830	—	106,830	(99,922)	6,908

Total	106,830	—	106,830	(99,922)	6,908

Financial Liabilities
Derivate Instruments	127,920	—	127,920	(99,922)	27,998

Total	127,920	—	127,920	(99,922)	27,998

	Offsetting effects on Statement of Financial Position			Related amounts not offset
12.31.20	Gross Amount	Offset Amount	Net amounts in Statement Financial Position	Subject to netting agreements	Total Net Amount
Financial Assets
Derivate Instruments	41,767	—	41,767	(37,865)	3,902

Total	41,767	—	41,767	(37,865)	3,902

Financial Liabilities
Derivate Instruments	47,536	—	47,536	(37,865)	9,671

Total	47,536	—	47,536	(37,865)	9,671

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

F-7
3

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
The credit exposure for these transactions is detailed below.

	12.31.21	12.31.20
Agreed Credits	54,380,064	50,012,860
Documentary Export and Import Credits	5,946,482	3,747,888
Guarantees Granted	11,539,426	19,107,614
Liabilities for Foreign Trade Operations	872,522	1,383,759
The fees and commissions related to the items mentioned above as of the indicated dates were as follows:

	12.31.21	12.31.20
For Agreed Credits	87,366	29,332
For Documentary Export and Import Credits	79,211	157,877
For Guarantees Granted	33,839	108,784
The credit risk of these instruments is essentially the same as that involved in lending credit facilities to customers.
To grant guarantees to our customers, we may require counter-guarantees, which, classified by type, amount to:

	12.31.21	12.31.20
Other Preferred Guarantees Received	16,764	99,452
Other Guarantees Received	533,240	430,557
Additionally, checks to be debited and credited, as well as other elements in the collection process, such as, notes, invoices, and miscellaneous items, are recorded in memorandum accounts until the related instrument is approved or accepted.
The risk of loss in these offsetting transactions is not significant.

	12.31.21	12.31.20
Values to be Debited	9,333,650	10,567,975
Values to be Credited	10,577,694	15,877,301
Values for Collection	143,871,686	128,598,377
The Group acts as trustee by virtue of trust agreements to secure obligations derived from several agreements between parties. The amounts of trust funds and securities held in custody as of the indicated dates are as follows:

	12.31.21	12.31.20
Trust Funds	9,955,990	13,253,439
Securities Held in Escrow	1,803,674,978	1,214,072,600
These trusts are not included in the consolidation since the Group does not exert control on them.
NOTE 49. TRANSFER OF FINANCIAL ASSETS

All portfolio sales carried out by the Group are without recourse; therefore, they all qualify for the full derecognition of financial assets.

F-7
4

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

When this derecognition takes place, the difference between the book value and the value in the offsetting entry is charged to Income.
NOTE 50.
NON-CONTROLLING
INTEREST

The following tables provide information about each subsidiary that has a non-controlling
interest.
The
non-controlling
equity investment percentages and votes as of the indicated dates are as follows:

Company	Place of Business	12.31.21	12.31.20
Galicia Broker Asesores de Seguros S.A.	CABA -Argentina	0.01%	0.01%
Changes in the Group’s
non-controlling
interests as of the indicated dates were as follows:

Company	Balance as of 12.31.20	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.21
Galicia Broker Asesores de Seguros S.A.	5	—	—	—	5

Total	5	—	—	—	5

Company	Balance as of 12.31.19	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.20
Cobranzas Regionales S.A.	(40,205)	40,205	—	—	—
Galicia Broker Asesores de Seguros S.A.	6	—	—	(1)	5
Galicia Retiro Compañía de Seguros S.A.	6	—	—	(6)	—
Galicia Seguros S.A.U.	8	—	—	(8)	—
Naranja Digital Compañía Financiera S.A.U.	(30,976)	30,976	—	—	—
Ondara S.A.	17,180	(17,180)	—	—	—
Tarjeta Naranja S.A.	5,192,243	(5,192,243)	—	—	—
Tarjetas Regionales S.A.	806,671	(1,104,438)	(217,120)	514,887	—

Total	5,944,933	(6,242,680)	(217,120)	514,872	5

Company	Balance as of 12.31.18	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.19
Cobranzas Regionales S.A.	36,719	—	—	(76,924)	(40,205)
Galicia Broker Asesores de Seguros S.A.	6	—	—	—	6
Galicia Retiro Compañía de Seguros S.A.	6	—	—	—	6
Galicia Seguros S.A.U.	8	—	—	—	8
Naranja Digital Compañía Financiera S.A.U.	—	—	—	(30,976)	(30,976)
Ondara S.A.	19,110	—	—	(1,930)	17,180
Tarjeta Naranja S.A.	4,711,768	—	—	480,475	5,192,243
Tarjetas Regionales S.A.	677,560	271,671	—	(142,560)	806,671

Total	5,445,177	271,671	—	228,085	5,944,933

Summary information on subsidiaries is detailed in Note 15.
NOTE 51. RELATED PARTY TRANSACTIONS

Human and legal persons who directly or indirectly exert control over the Entity, or are controlled by it, are considered related parties; they include the Subsidiaries, Associates and Affiliates; the members of the Board of Directors, Syndics and personnel in charge of Senior Management; human persons who hold similar positions in financial institutions or complementary services companies; companies or sole proprietorships over which key personnel may exert significant influence or control, and spouses, partners and relatives up to the second degree of consanguinity or first degree of affinity of all human persons directly or indirectly linked to the Group.
The Group controls another entity when it has power over the financial and operational decisions of other entities, and in turn, obtains benefits from it.
On the other hand, the Group considers that it has joint control when there is an agreement between the parties on the control of a common economic activity.
Finally, those cases where the Group exerts significant influence means the capacity to participate in the decisions of the financial policy and the company’s operations. Shareholders with an interest equal to or greater than 20% of the Group’s total votes or its subsidiaries are considered to exert a significant influence. In determining said situations, not only the legal aspects are observed but also the nature and substance of the relationship.

F-7
5

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Additionally, the key personnel of the Group’s Management (members of the Board of Directors and Managers) and the entities over which the key personnel can exert significant influence or control are considered related parties.

51.1.	Controlling Entity
The Group is controlled by:

Name	Nature	Principal Line of Business	Place of Business	Equity Investment %
EBA Holding S.A.	54.09% of voting rights	Financial and Investment Operations	Autonomous City of Buenos Aires – Argentina	19.07%

51.2.	Key Personnel’s Compensation
The compensation earned by the Group’s key personnel as of December 31, 2021 and December 31, 2020 amounts to Ps.1,609,488 and Ps.1,973,926 respectively.

51.3.	Key Personnel’s Structure
Key personnel’s structure as of the indicated dates is as follows:

	12.31.21	12.31.20
Regular Directors	80	79
General Manager	1	1
Area and department Managers	60	55

Total	141	135

51.4.	Related Party Transactions
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

	12.31.21	12.31.20
Total Amount of Credit Assistance	4,409,317	3,006,160
Number of Addressees (quantities)	280	269
- Natural Persons	221	208
- Legal Entities	59	61
Average Amount of Credit Assistance	15,748	11,176
Maximum Assistance	1,662,740	768,210
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

F-7
6

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

51.5.	Amounts of Related Party Transactions
The amounts of related party transactions conducted as of the indicated dates are as follows:

	12.31.21	12.31.20
Assets
Cash and Due from Banks	4,290,665	2,101,957
Debt Securities at Fair Value through Profit or Loss	625,105	1,114,405
Other Financial Assets	—	2,504
Loans and Other Financing	9,262,123	5,063,927
Other Debt Securities	125,593	257,591
Assets for Insurance Contracts	—	826

Total Assets	14,303,486	8,541,210

Liabilities
Deposits	4,792,644	2,576,616
Other Financial Liabilities	102,262	1,281,591
Financing Received from the Argentine Central Bank and other Financial Institutions	8,628,641	3,250,474
Debt Securities Issued	750,698	1,371,996
Liabilities for Insurance Contracts	885	35
Other Non-financial Liabilities	28,356	60,498

Total Liabilities	14,303,486	8,541,210

	12.31.21	12.31.20	12.31.19
Income (Loss)
Net Income (Loss) from Interest	565,684	341,833	740,021
Net Fee Income (Expense)	(1,772,399)	(1,638,835)	(1,814,095)
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	(338,882)	(1,365)	—
Other Operating Income (Expense)	(1,584,895)	(1,801,451)	(2,379,132)
Income from Insurance Business	3,099,651	3,027,310	3,606,808
Administrative Expenses	140,529	182,642	263,458
Other Operating Expenses	7,324	21,825	14,011

Total Income	117,012	131,959	431,071

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

F-7
7

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

52.2.    RESTRICTED ASSETS
As of December 31, 2021, and 2020, the ability to freely dispose of the following assets is restricted, as follows:
Banco de Galicia y Buenos Aires S.A.U.

a)	Cash and Government Securities

	12.31.21	12.31.20
For transactions in ROFEX, MAE and BYMA	11,203,763	5,894,832
For appraisals from repo transactions	35,948	—
For debit / credit cards transactions	4,613,003	4,558,602
For attachments	9,410	14,204
Liquid offsetting entry required to operate as CNV agent	86,400	96,633
For contribution to M.A.E.’ s Joint Guarantee Fund ( Fondo de Garantía Mancomunada )	1,100	1,660
Guarantees for the Regional Economies Competitiveness Program	129,805	278,856
For other transactions (includes guarantees linked to rental contracts)	24,150	29,889
For forward purchases of repurchase transactions	323,534	—

b)	Special Guarantees Accounts
Special guarantee accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions as of the indicated dates, which amount to:

	12.31.21	12.31.20
Escrow Accounts	18,509,197	17,274,591

c)	Deposits in favor of the Argentine Central Bank

	12.31.21	12.31.20
Unavailable deposits due to exchange transactions	533	805

d)	Equity Investments
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

	12.31.21	12.31.20
Contributions to the Fund	990,000	1,494,322
INVIU S.A.U.

	12.31.21	12.31.20
Liquid offsetting entry required to operate as CNV agents	33,472	27,877
Guarantees linked to surety bonds	4,530	11,195
Tarjeta Naranja S.A.

	12.31.21	12.31.20
Attachments arising from judicial cases	99,254	1,469
Guarantees linked to rental contracts	8,646	10,681

8

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Galicia Asset Management S.A.U.

	12.31.21	12.31.20
Liquid offsetting entry required to operate as collective investment products administration agents of mutual funds, as required by CNV (*)	52,591	20,985

(*)	As of December 31, 2021, it corresponds to 5,500,000 shares of Fima Capital Plus “C” Mutual Fund.
Galicia Securities S.A.U.

	12.31.21	12.31.20
For transactions in the market	220,009	72,475
Liquid offsetting entry required to operate as CNV agents	18,506	17,011
Guarantees linked to surety bonds	20,217	1,704
The total amount of restricted assets for the reasons stated above in the aforementioned controlled companies, as of the indicated dates, is as follows:

	12.31.21	12.31.20
Total Restricted Assets	36,384,068	29,807,791
52.3. TRUST ACTIVITIES

a)	Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:
Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A.U., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds	Maturity (*)
04.17.12	Exxon Mobil	21,535	04.19.23
09.12.14	Coop. de Trab. Portuarios	7,013	09.12.22
03.16.21	Fondo Fiduciario Aceitero	9,220	01.31.22

Total		37,768

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b)	Financial Trust Contracts:
Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Contract date	Trust	Balances of Trust Funds	Maturity (*)
12.06.06	GAS I	180,029	12.31.22
05.14.09	GAS II	9,715,280	12.31.22
06.08.11	MILA III	19,730	12.31.22
01.09.11	MILA IV	3,183	12.31.22

Total		9,918,222

(*)	Estimated date since maturity date shall occur at the time of the distribution of all of trust assets.
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
As of December 31, 2021, for the Escrow Agent for Collective Investment Products in the Financial Trustors’ Registry, the required Shareholders’ Equity amounts to Ps.92,635, and the minimum required offsetting entry is Ps.46,317.
For AlyC and AN—INTEGRAL, said requirement amounts to Ps.45,864, with the minimum offsetting entry required of Ps.22,932.
The Entity integrated these requirements with Argentine Republic Bills, discount on maturity on 02/18/2022 valuated at amortized cost in the sum of Ps.86,400, which are held in escrow in Caja de Valores (Principal 100100).

F-
79

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Galicia Asset Management S.A.U.
In accordance with the requirements set forth in CNV Resolution No. 792, the minimum Shareholders’ Equity required to operate as Escrow Agent for Collective Investment Products, Mutual Funds amounts to Ps.102,386 and the minimum offsetting entry amounts to Ps.51,193.
The Company’s Shareholders’ Equity as of December 31, 2021, exceeds the minimum required by the aforementioned Resolution.
Galicia Asset Management S.A.U. integrated said requirement with 5,500,000 shares of Fondo Fima Premium Class “C”, equivalent to Ps.52,591.
Galicia Securities S.A.U.
Within the framework of CNV General Resolution No. 622/13, the Company has been duly registered with said agency in the following categories: “Settlement and Offsetting Agent (ALyC and AN Own Portfolio)” and “Comprehensive Mutual Funds Placement and Distribution Agent.”
In accordance with the requirements set forth, for an ALyC and AN Own Portfolio the Shareholders’ Equity must be equivalent to 470,350 Units of Purchasing Value (Unidades de Valor Adquisitivo, UVA). As of December 31, 2021, said requirement amounted to Ps.45,864, and the minimum offsetting entry required was Ps.22,932. For Comprehensive Mutual Funds Placement and Distribution Agents, said requirement amounts to Ps.2,500, and the minimum offsetting entry required is Ps.1,250.
As of December 31, 2021, the Company’s Shareholders’ Equity amounted to Ps.670,541 and the offsetting entry would be comprised of government securities amounting to Ps.18,506 million and a bank guarantee of Ps.6,170 million.
INVIU S.A.U.
In accordance with the requirements set forth in General Resolution No. 622/13, for an ALyC and AN Integral the Shareholders’ Equity must be equivalent to 470,350 Units of Purchasing Value (UVA), with said requirement amounting to Ps.45,864 as of December 31, 2021, and a minimum offsetting entry required of Ps.22,932. For Comprehensive Mutual Funds Placement and Distribution Agents, said requirement amounts to Ps.2,500, and the minimum offsetting entry required is Ps.1,250.
As of December 31, 2021, the Company’s Shareholders’ Equity amounted to Ps.500,255 and the offsetting entry would be integrated with a demand account with an amount of Ps.24,605.
52.4.2. Custodial Agent of Collective Investment Products Corresponding to Mutual Funds
Likewise, in compliance with Art. 7 of Chapter II, Title V of said resolution, Banco Galicia in its capacity as Escrow Agent for Collective Investment Products of Mutual Funds (depositary company): “Fima Acciones”, “Fima P.B. Acciones”, “Fima Renta en Pesos”, “Fima Ahorro Pesos”, “Fima Renta Plus”, “Fima Premium”, “Fima Ahorro Plus”, “Fima Capital Plus”, “Fima Abierto Pymes”, “Fima Mix I”, “Fima Renta Fija Internacional,” and “Fima Acciones Latinoamericanas USD”, it is hereby stated that the total quantity held in escrow as of December 31, 2021 is 28,342,213,607 shares, their cash value being Ps.344,574,288, which is reflected in the account “Depositors of Securities Held in Escrow.”
As of December 31, 2020, securities held in escrow amounted to the quantity of 22,081,526,592 shares and their cash value was Ps.290,434,542.
The balances of the Mutual Funds as of the indicated dates are detailed as follows:

Mutual Fund	12.31.21	12.31.20
FIMA Acciones	1,265,644	890,944
FIMA P.B. Acciones	1,054,541	955,515
FIMA Renta en pesos	10,569,935	1,657,791
FIMA Ahorro pesos	17,890,833	10,946,320
FIMA Renta Plus	8,519,259	1,116,575
FIMA Premium	257,119,600	224,439,590
FIMA Ahorro Plus	28,931,495	19,179,449
FIMA Capital Plus	13,777,224	25,133,197
FIMA Abierto PyMES	1,026,906	1,144,949
FIMA Mix I	3,571,848	3,090,322
FIMA Renta Fija Internacional	779,203	1,770,204
FIMA Acciones Latinoamericanas Dólares (*)	67,799	109,686

Total	344,574,287	290,434,542

(*)	Stated at the reference exchange rate of the U.S. Dollar set by the Argentine Central Bank. See Note 1.6.(b).
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

F-8
0

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

52.4.3. Storage of Documents
Pursuant to General Resolution No. 629 of the CNV, Banco de Galicia y Buenos Aires S.A.U. notes that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No.
30-68233570-6),
Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Juramento 1775, 4 th
. floor, (CP 1428), Autonomous City of Buenos Aires.
52.5. COMPLIANCE WITH MINIMUM CASH REQUIREMENTS:
As of December 31, 2021, the balances recorded as computable items are as follows:

	Currency
Item	Ps.	USD	Euros (*)
Checking Accounts held in Argentine Central Bank	12,000,000	1,754,449	29
Escrow Accounts held in Argentine Central Bank	18,054,014	4,430	—
National Treasury Bonds in Argentine Pesos computable for minimum cash	29,787,727	—	—
Liquidity Bills computable for minimum cash	75,841,941	—	—

Total for integration Minimum Cash	135,683,682	1,758,879	29

(*)	Stated in thousands of USD.
52.6. PENALTIES IMPOSED ON BANCO DE GALICIA Y BUENOS AIRES S.A.U. AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK
Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. Existing as of December 31, 2021:
Summary Proceedings No.
 1544.
Penalty notification date: November 9, 2018. Reason for the imposition of the penalty: alleged infraction to provisions established in Argentine Central Bank Communication “A” 6242, SINAP 1 – 61. Amount applied and responsible persons receiving penalty: the Bank; three Directors; the General Manager; and a manager, namely: the Bank, Ps.747.50; one Director, Ps.172.50; individually the remaining two Directors, the General Manager and the Manager, Ps.143.75. Status of the Case: On November 26, 2018, a direct appeal to the penalty was filed before the National Court of Appeals for Federal Administrative Disputes of the Federal Capital, under the terms of Article 42 of Law No. 21,526, amended by Law No. 24,144; Room V was designated to issue judgment. On February 26, 2020, said Room V decided to reject the direct appeal and confirm the penalties, which was notified on February 27. Against said resolution, on March 12, 2020, an extraordinary federal appeal was filed which was partially granted by said Room V and is actually being treated by the Argentine Supreme Court of Justice (Suprema Corte de Justicia de la Nación, CSJN).
UIF Proceedings -Docket 867/13
. Penalty Notification date: June 19, 2020. Reason of the Penalty: Reason of the Penalty: alleged non-compliance
with the provisions of Article 21 of the Anti-Money Laundering Law and alleged non-compliance
with the provisions of UIF Resolution No. 121/11, especially with the provisions of Article 13 (paragraph j), Article 14 (paragraph h); Article 21 (paragraph a); Article 23, and Article 24 (paragraphs d and e). These objections are related to the risk matrix and the transactions monitoring system regarding prevention of money laundering and terrorist financing and required information allegedly missing. Amount applied and responsible persons receiving penalties: penalties for global amounts of Ps.440 applied to the Bank and eight Directors. Status of the Case: On September 14, 2020, the direct appeal to the penalty was filed before the National Court of Appeals for Federal Administrative Disputes of the Federal Capital, under the terms of Article 25 of Law No. 25,246, amended by Law No. 24,144; Room III, where the proceeding is pending, was designated to issue judgment.
Summary Proceeding No.
 1570.
Penalty Notification date: August 13, 2021. Reason of the Penalty: alleged violation to the provisions of the Amended Text on “Truthfulness of Accounting Records”, Point 2.2. (“Liabilities”), in accordance with point 1 of the aforementioned Amended Text, pursuant to Schedule to Argentine Central Bank Communication “A” 6248, CONAU 1 – 1260 -supplementary and amending provisions. Amount applied and responsible persons receiving penalty: the Bank, for an amount of Ps.1,680. Status of the Case: On September 6, 2021, an appeal was filed with the Argentine Central Bank against the penalty under the terms of Article 42 of Law No. 21,526, amended by Law No. 24,144, without subsequent notification of other ste
p
s.
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
be allocated to the legal reserve.

F-8
1

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
From January 2016, the Argentine Central Bank established that a capital conservation margin must be maintained in addition to the minimum capital requirement, equivalent to 3.5% of risk-weighted assets. Said margin must exclusively be integrated with level I, net of items deductibles. Income distribution will be limited when the level and composition of the institution’s Regulatory Capital puts said distribution within the range of the capital conservation margin.
The Argentine Central Bank provided that income distribution must be performed with its prior authorization. In said authorization process, the SEFyC will consider, among other elements, the total impact of credit losses determined according to IFRS 9. Likewise, the Argentine Central Bank issued Communication “A” 7312 where suspension of income distribution is set forth until December 31, 2021.
The Argentine Central Bank established that, from 01/01/2022 until 12/31/2022, the financial institutions may distribute income for up to 20% of the accumulated income, with prior authorization by said Institution. In turn, said distribution must be in 12 equal, monthly and consecutive installments.
Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006, decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below Ps.300,000.
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
The Group has presented its local financial statements under these rules on February 15, 2022.
Shareholders’ equity under the rules of the Argentine Central Bank comprise the following captions:

12.31.21
Share Capital	1,474,692
Additional paid in Capital	17,281,187
Adjustments to shareholders´ equity	102,456,581
Legal reserve	1,077,884
Distributable reserves	155,265,604
Non distributable reserves	(89,247)
Profit for the year	31,778,769

Total Shareholder’s equity under the rules of the Argentine Central Bank	309,245,470

The Board of Directors proposes that the profit for fiscal year, which as of December 31, 2021 amounts to Ps.31,778,769, be allocated to: (i) 5% to the constitution of the Legal Reserve; (ii) the payment of a cash dividend in an amount such that, adjusted for inflation, results in the sum of Ps.11,000,000; (iii) the constitution of a Special Discretionary Reserve for eventual dividend distribution in an amount such that, adjusted for inflation, results in the sum of Ps.8,000,000; and (iv) the remaining balance to the constitution of a Discretionary Reserve to develop new businesses and to support subsidiaries.
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

F-8
2

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
Likewise, controls are carried out on the application of corporate governance policies defined by regulations in force, through the Executive Committee, the Nomination and Compensation Committee, the Audit Committee, the Disclosure Committee, and the Ethics, Conduct and Integrity Committee. The Committees periodically reports to the Board of Directors, who becomes aware of the decisions of each Committee, and the relevant matters are recorded in the Minutes of their meetings.
Executive Committee
In July 2018, Grupo Financiero Galicia S.A.’s Board of Directors approved the creation of the Executive Committee, along with its governing rules and regulations. It is made up of five directors, and the purpose of its creation is to contribute to the conduction of the Company’s ordinary business and the efficient performance of the Board of Directors’ duties.
Nominations and Compensation Committee
The objective behind the creation of this Committee is to facilitate the analysis and monitoring of several issues based on good corporate governance practices; it is composed of five directors, two of them independent.
Its main duty is to support the Company’s Board of Directors in preparing the candidates appointment proposal to occupy positions on said Board of Directors.
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
Ethics, Conduct and Integrity Committee
The objective behind the Ethics, Conduct and Integrity Committee is to promote compliance with standards, principles of good conduct, and the Code of Ethics.
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

F-8
3

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

F-8
4

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
It is in charge of planning, coordinating, and ensuring compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the Board of Directors.

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
It is in charge of instilling respect for Banco Galicia’s rules, code of conduct and ethics, and mitigating the compliance risk, by defining policies and establishing controls and reports in the best interests of the Bank and its employees, shareholders, and customers.

•	Committee for the Protection of Users of Financial Services
It is responsible for following up on the activities developed by Banco Galicia’s management involved in user protection internal processes to ensure adequate compliance with legal and regulatory standards.
The Bank considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:

•	Retail Banking Division

•	Wholesale Banking Division

•	Finance Division

•	Products and Technology Division

•	People Division

•	Risk Division

•	Planning Division

F-8
5

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
It is the policy of Banco Galicia to manage the full compensation of its personnel based on the principles of fairness, meritocracy, and justice, within the framework of the legal regulations in force.
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

F-8
6

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2)
Annual Bonus System for management levels, officers and the rest of the employees who are not included in the business incentives system. The annual bonus is determined based on individual performance and the Bank’s results and is paid in the first quarter of the next fiscal year. To determine the variable compensation for the Senior Management and Middle Management, the Bank uses the Management Performance Assessment System. This system has been designed including both qualitative and quantitative KPI (Key Performance Indicators). Criteria are all quantitative, and built considering at least three characteristics:

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
NOTE 53. ECONOMIC CONTEXT WHERE THE GROUP OPERATES

The Group operates in a complex economic context, both in the national and international spheres.
In recent months, the behavior of the international markets has been affected by the progress of the Omicron variant of the Coronavirus, the persistence of significant inflationary pressures, certain disruptive decisions in China, and the Russian invasion of Ukraine, among other facts. Consequently, the global economic recovery is under way, but at a slower pace than predicted some months ago. The new international scenario seems to be converging towards perspectives of more moderate economic growth, with financial conditions becoming tighter, in addition to other inflationary pressures due to the delay in production chains and the rise in the prices of some commodities. In line with the above, the United States Federal Reserve has begun to reduce the liquidity injected into the markets (a process known as tapering) and to increase the reference interest rate. According to the Monetary Policy Committee, the rate is expected to be raised a total of seven times during 2022.
As for Argentina, after the 9.9% fall in GDP in 2020,
the economy managed to recover the
pre-pandemic
levels and expanded 10.3% on average during 2021. The first months of 2022 displayed a more moderate and heterogeneous recovery, as the comparison base becomes higher.
The Government and the IMF reached an Agreement after several months of negotiation. The Extended Fund Facility will provide the necessary funds in order to honor the 2018 Stand-By Agreement’s principal payments. The Agreement contains a series of quantitative performance criteria and indicative targets related to fiscal deficit, Central Bank’s assistance and Net International Reserves, among other variables. The Agreement will imply quarterly reviews by the Monetary Fund for two and a half years.
For 2022, the fiscal deficit’s floor was set at Ps. 1,758.6 billion; implicitly, 2.5% of GDP. This entails a reduction when compared to the primary deficit of 3.5% of GDP accumulated in 2021 (result that excludes revenue from the Solidarity Contribution, and from the Special Drawing Rights transferred by the International Monetary Fund). During the first two months of 2022, tax resources grew 54.2% in year-on-year terms, whereas primary expenses rose 63.2% when compared to the same period last year. Therefore, the primary deficit of the national public sector amounted to Ps. 92,982 million. In coming years, it is expected that the fiscal deficit will be gradually reduced until reaching equilibrium in 2025.
As a result of 2021’s deficit, the Argentine Central Bank assisted the Treasury for an equivalent of 3.7% of the GDP, of which 2.5% of the GDP was concentrated in the fourth quarter. Regarding 2022, the Central Bank’s assistance has been significantly moderated, partly due to the seasonality of public spending, which concentrates in the last quarter of each year, and partly as a consequence of the Extended Fund Facility Agreement reached with the IMF that limits money issuance to cover the primary deficit. In 2022, the ceiling on Central Bank financing of the Federal Government will be Ps. 705.2 billion (1.0% of GDP).

F-8
7

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On the foreign exchange front, the Extended Fund Facility established that Net International Reserves would increase USD 5.8 billion throughout 2022, from a starting point of USD 2.325 billion. During the first quarter of the year, the Central Bank sold USD 48 million to the private sector and sold USD 1.221 million to the public sector (in order to honor principal payments). Despite these movements, the Central Bank managed to accumulate a total of USD 3.475 million thanks to the IMF’s transfer of USD 6.752 million (net of principal payments to the Fund).
The official exchange rate, defined daily by the Argentine Central Bank through Communication “A” 3500, further accelerated its crawling peg during the first months of the year, continuing with the acceleration that took place in the last months of 2021. The current variation rate stands at an annualized 47%, doubling the beginning of the year’s rate. During the first quarter, the exchange rate devalued 7.4% (from ARS/USD 102.75 to ARS/USD 110.98).
As to the pandemic, since its outbreak in March 2020, the measures taken by the National Government to restrain the spread of the virus included, among others, the closure of borders and the mandatory isolation or distancing of the population along with the cessation of non-essential
commercial activities for an extended period of time, with variants according to the local region and activity. On the date of issuance of these Financial Statements, commercial and productive activities have been resumed, in compliance with the protocols to care for persons and abide by certain rules of conduct.
Faced with this context, the Argentine Central Bank additionally established a number of measures aiming at minimizing the economic impact of the pandemic. The following measures stand out:

-	suspension of commissions collection for the use of ATMs until March 31, 2021;

-	maximum rates for financing credit card unpaid balances;

-	deferral of maturities for credit unpaid balances until March 31, 2021;

-	granting of zero rate financing to self-employed and autonomous workers during 2021;

-	a Financing Line for the MSME productive investment;

-	granting of financing to companies to pay salaries;

-	minimum rates established for Time Deposits;

-	flexibilization of parameters for bank debtors’ classification until May 31, 2021, and

-	exchange market controls.
However
,
no
significant negative consequences affected either the Group’s business or the income from their operations on account of the above. The Group also maintains high levels of liquidity and solvency that would allow it to face the contingencies arising from the context.
The Group’s Management permanently monitors the evolution of the variables that affect their business to define their course of action and identify the potential impacts on their equity and financial position. These consolidated financial statements must be read in the light of these circumstances.
NOTE 54. SUBSEQUENT EVENTS

Dividends
Banco Galicia
On March 16, 2022, Banco Galicia held an ordinary shareholders’ meeting, at which shareholders approved to partially use the “Optional Reserve” for the subsequent distribution of cash dividends up to Ps.19,350 million, payable in 12 equal, monthly and consecutive installments, subject to the prior authorization of the BCRA. On April 7, 2022, the BCRA authorized the payment of dividends in the amount of
Ps.
18,016 million. On that date, Banco Galicia proceeded to pay dividends corresponding to the 4 installments for the months of January to April.
Naranja X
On March 31, 2022, Tarjetas Regionales held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.1,800 million.
On April 19, 2022, Naranja held an ordinary and extraordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.4,000 million.
Sudamericana Holding
On January 18, 2022, and March 29, 2022, Sudamericana Holding held an extraordinaries shareholders’ meetings, at which shareholders approved the payment of a cash dividend in the amount of Ps.295 million and Ps.376 million, respectively.
Galicia Asset Management
On March 29, 2022, Galicia Asset Management held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.1,547 million.
Galicia Securities
On March 30, 2022, Galicia Securities held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.111 million.
Galicia Warrants
On March 29, 2022, Galicia Warrants held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.112 million.
Irrevocable Contributions
After the closing of the fiscal year, Banco Galicia has made an irrevocable contribution to Play Digital S.A., on account of future share subscriptions, for the amount of Ps.170,443.
In January 2022, Tarjetas Regionales S.A. made contributions to its controlled subsidiaries, Naranja Digital Compañía Financiera S.A.U. and Cobranzas Regionales S.A., amounting to Ps.100,000 and Ps.500,000, respectively.
Grupo Financiero Galicia has made contributions to its controlled company IGAM LLC in the total amount of Ps.700,000 since the closing of the fiscal year 2021.
Debt Securities
On January 31, 2022, Tarjeta Naranja S.A. issued Class LI Debt Security for Ps.4,050,000. Said issuance included 2 Series with the following characteristics: i) Series I, for Ps.2,715,058, maturity date 12 months from the issuance date. Interest will be accrued at Badlar rate plus a 3.99% margin, to be paid quarterly. ii) Series II, for Ps.3,284,942, with maturity date 24 months from the issuance date, and interest accrued at Badlar rate plus a 6.0% margin to be paid quarterly.
On February 15, 2022, Banco Galicia issued Class XI Debt Securities for Ps.4,487,222 with maturity date 6 months from the issuance. Interest will be accrued at Badlar rate plus a 1.49% margin, to be paid at the due date.
On March 22, 2022, Tarjeta Naranja S.A. issued Class LII Debt Securities for USD 7,500 with maturity date 2 years from the issuance. Interest will be accrued at 5.00% fixed rate, to be paid quarterly. In addition, on April 5, this company issued Class LII Debt Securities in two different series. The Serie I for Ps.4,532,644 with a maturity of 12 months from the issuance and the Serie II for Ps.4,192,612 with a maturity date 24 months. The interests will be accrued at Badlar rate plus 3.75% and 5.25%, respectively, to be paid quarterly.
Sale of remaining ownership in Prisma Medios de Pago S.A.
The details of this transaction have been disclosed in Note 14.

8

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2021 AND 2020
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Holdings
		Carrying Amount
Item	Fair Value Level	12.31.21	12.31.20
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		235,936,898	234,592,823
Argentine		235,936,898	234,421,787
Government Securities		51,904,219	36,481,582
Argentine Government Bonds	Level 1	9,681,413	9,790,611
Provincial Government Bonds	Level 1	—	814,136
Provincial Government Bonds	Level 3	1,727,808	303,042
City of Buenos Aires Bonds	Level 1	1,413,862	137,657
Treasury Bills	Level 1	37,101,136	24,060,484
Treasury Bills	Level 2	1,980,000	1,375,652
Treasury Bills	Level 3	—	—
Argentine Central Bank’s Bills		181,567,431	193,695,730
Liquidity Bills	Level 2	181,567,431	193,695,730
Corporate Securities		2,465,248	4,244,475
Debt Securities	Level 1	2,127,047	2,496,545
Debt Securities	Level 3	338,201	1,642,526
Debt Securities of Financial Trusts	Level 3	—	105,404
From Abroad		—	171,036
Government Securities		—	171,036
Treasury Bills			171,036

OTHER DEBT SECURITIES		94,356,999	34,822,804
Measured at Fair Value through OCI		4,230,419	6,317,055
Argentine		4,230,419	6,317,055
Government Securities		4,230,419	6,053,728
Argentine Government Bonds	Level 1	3,246,868	533,790
Argentine Government Bonds	Level 2	—	5,403,864
Treasury Bills	Level 1	737,687	116,074
City of Buenos Aires Bonds	Level 1	245,864	—
Argentine Central Bank’s Bills		—	263,327
Liquidity Bills	Level 1	—	263,327
Measurement at Amortized Cost		90,126,580	28,505,749
Argentine		90,126,580	28,499,198
Government Securities		89,147,524	26,998,665
Argentine Government Bonds		28,968,746	27,064,590
Treasury Bills		60,394,501	—
Allowance for Uncollectible Accounts Risk		(215,723)	(65,925)
Corporate Securities		979,056	1,500,533
Debt Securities		874,583	1,419,138
Debt Securities of Financial Trusts		82,755	54,354
Others		21,718	27,041
From Abroad		—	6,551
Government Securities		—	6,551
Treasury Bills		—	6,551

INVESTMENTS IN EQUITY INSTRUMENTS		1,251,934	8,621,309
Measured at Fair Value through profit or loss		1,251,934	8,621,309
Argentine		1,179,539	8,535,775
Shares	Level 1	6	278,248
Shares	Level 3	1,179,533	8,257,527
From Abroad		72,395	85,534
Shares	Level 1	64,579	76,124
Shares	Level 3	7,816	9,410

F-
89

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2021 AND 2020
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Item	12.31.21	12.31.20
COMMERCIAL PORTFOLIO
In Normal Situation	207,185,088	293,002,547
With Preferred Guarantees and Counter-guarantees “A”	7,754,261	4,275,013
With Preferred Guarantees and Counter-guarantees “B”	12,756,326	17,557,421
Without Preferred Guarantees or Counter-guarantees	186,674,501	271,170,113
With Special Follow-Up – In Observation	214,556	1,513,255
With Preferred Guarantees and Counter-guarantees “A”	—	18,388
With Preferred Guarantees and Counter-guarantees “B”	214,213	414,507
Without Preferred Guarantees or Counter-guarantees	343	1,080,360
With Problems	—	673,841
With Preferred Guarantees and Counter-guarantees “A”	—	1,461
With Preferred Guarantees and Counter-guarantees “B”	—	143,419
Without Preferred Guarantees or Counter-guarantees	—	528,961
High Insolvency Risk	729,223	180,494
With Preferred Guarantees and Counter-guarantees “A”	—	—
With Preferred Guarantees and Counter-guarantees “B”	—	174,816
Without Preferred Guarantees or Counter-guarantees	729,223	5,678
Uncollectible	855	183,368
With Preferred Guarantees and Counter-guarantees “A”	—	—
With Preferred Guarantees and Counter-guarantees “B”	—	—
Without Preferred Guarantees or Counter-guarantees	855	183,368

TOTAL COMMERCIAL PORTFOLIO	208,129,722	295,553,505

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED (Continued)

AS OF DECEMBER 31, 2021 AND 2020
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Item	12.31.21	12.31.20
CONSUMER AND HOUSING PORTFOLIO
Normal Performance	584,582,161	587,613,214
With Preferred Guarantees and Counter-guarantees “A”	9,577,400	25,836,986
With Preferred Guarantees and Counter-guarantees “B”	45,294,684	31,812,859
Without Preferred Guarantees or Counter-guarantees	529,710,077	529,963,369
Low Risk	10,195,918	2,751,890
With Preferred Guarantees and Counter-guarantees “A”	129,325	38,697
With Preferred Guarantees and Counter-guarantees “B”	558,401	123,033
Without Preferred Guarantees or Counter-guarantees	9,508,192	2,590,160
Medium Risk	6,272,349	1,509,110
With Preferred Guarantees and Counter-guarantees “A”	64,191	108,153
With Preferred Guarantees and Counter-guarantees “B”	227,932	101,371
Without Preferred Guarantees or Counter-guarantees	5,980,226	1,299,586
High Risk	13,517,836	3,729,576
With Preferred Guarantees and Counter-guarantees “A”	42,512	64,401
With Preferred Guarantees and Counter-guarantees “B”	347,221	151,278
Without Preferred Guarantees or Counter-guarantees	13,128,103	3,513,897
Uncollectible	6,557,374	5,581,407
With Preferred Guarantees and Counter-guarantees “A”	31,922	71,044
With Preferred Guarantees and Counter-guarantees “B”	341,108	272,518
Without Preferred Guarantees or Counter-guarantees	6,184,344	5,237,845

TOTAL CONSUMER AND HOUSING PORTFOLIO	621,125,638	601,185,197

GRAND TOTAL (1)	829,255,360	896,738,702

(1)	Reconciliation between Schedule B and Statement of Financial Position:

	12.31.21	12.31.20
Loans and Other Financing	744,433,702	794,608,259
Other Debt Securities	94,356,999	34,822,804
Agreed Credits and Guarantees Granted Accounted Off-Balance Sheet	19,258,430	26,017,515
Plus, Allowances for Uncollectible Accounts	47,534,142	56,266,887
Plus, Adjustments to the IFRS based accounting framework, not Computable for the Statement of Debtors’ Financial Position	19,544,728	20,982,647
Minus Others Non-computable for the Statement of Debtors’ Financial Position	(91,642,222)	(29,905,681)
Minus Government Securities Measured at Fair Value through OCI	(4,230,419)	(6,053,729)

Total	829,255,360	896,738,702

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE C – CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2021 AND 2020
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	LOANS
	12.31.21		12.31.20
Number of Customers	Outstanding Balance	% of Total Portfolio	Outstanding Balance	% of Total Portfolio
10 Largest Customers	46,781,415	6%	82,014,570	9%
next 50 Largest Customers	69,046,595	8%	97,019,567	11%
next 100 Largest Customers	41,805,818	5%	47,731,672	5%
Rest of Customers	671,621,532	81%	669,972,893	75%

TOTAL (1)	829,255,360	100%	896,738,702	100%

(1)	Reconciliation between Schedule C and Statement of Financial Position:

	12.31.21	12.31.20
Loans and Other Financing	744,433,702	794,608,259
Other Debt Securities	94,356,999	34,822,804
Agreed Credits and Guarantees Granted Accounted Off-Balance Sheet	19,258,430	26,017,515
Plus, Allowances for Uncollectible Accounts	47,534,142	56,266,887
Plus, Adjustments to the IFRS based accounting framework, not Computable for the Statement of Debtors’ Financial Position	19,544,728	20,982,647
Minus Others Non-computable for the Statement of Debtors’ Financial Position	(91,642,222)	(29,905,681)
Minus Government Securities Measured at Fair Value through OCI	(4,230,419)	(6,053,729)

Total	829,255,360	896,738,702

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE D – BREAKDOWN MATURITY TERM OF LOANS AND OTHER FINANCING

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED DECEMBER 31, 2021
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
The following table shows contractual cash flows, including interest and other expenses to be accrued until contractual maturity.

		Terms Remaining to Maturity
Item	Past-due Loan Portfolio	1 Month	3 Months	6 Months	12 Months	24 Months	Over 24 Months	Total
Non-financial Public Sector	—	809,833	—	—	—	—	—	809,833
Financial Sector	—	12,032,939	2,268,275	619,025	58,971	91,475	367,599	15,438,284
Non-financial Private Sector and Residents Abroad	34,071,686	332,546,148	163,779,531	167,912,524	265,714,908	99,853,005	85,018,877	1,148,896,679

TOTAL	34,071,686	345,388,920	166,047,806	168,531,549	265,773,879	99,944,480	85,386,476	1,165,144,796

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE E – DETAIL OF INTERESTS IN OTHER COMPANIES

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED DECEMBER 31, 2021
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Shares							Data from the last financial statement
Denomination	Class	Nominal Value per Share	Votes per Share	Quantity	12.31.21	12.31.20	Principal Line of Business	Year- end Date	Capital	Shareholders´ Equity	Net Income / (Loss)
In complementary service companies
Associates and Joint Ventures
Argentine
Play Digital S.A.	Ords. Esc.	1	1	281,188,401	169,347	134,552	Services	31.12.21	2,152,921	1,296,614	(1,497,307)

TOTAL					169,347	134,552

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021 AND 2020
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.21	12.31.20
Measurement at Cost
Real Estate	48,509,326	50	227,465	(16,663)	56,943	(4,954,035)	—	—	(1,025,241)	(5,979,276)	42,797,795	43,555,291
Furniture and Facilities	10,999,460	10	603,545	(188,256)	(239,769)	(6,709,423)	—	5,279	(900,377)	(7,604,521)	3,570,459	4,290,037
Machines and Equipment	27,175,360	3 y 5	3,183,806	(329,205)	276,005	(17,793,302)	—	182,562	(3,874,668)	(21,485,408)	8,820,558	9,382,058
Vehicles	422,503	5	109,099	(54,624)	—	(209,990)	—	51,288	(84,147)	(242,849)	234,129	212,513
Right of use of real property	10,106,793	—	602,421	(189,388)	—	(3,989,743)	—	—	(2,025,313)	(6,015,056)	4,504,770	6,117,050
Personal Property Acquired for Finance Leases	—	5	—	—	—	—	—	—	—	—	—	—
Sundry	3,973,375	5 y 10	16,458	(17,204)	11,584	(2,110,434)	—	—	(493,776)	(2,604,210)	1,380,003	1,862,941
Work in Progress	589,024	—	412,599	(8,550)	(104,763)	—	—	—	—	—	888,310	589,024

Total	101,775,841		5,155,393	(803,890)	—	(35,766,927)	—	239,129	(8,403,522)	(43,931,320)	62,196,024	66,008,914

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.20	12.31.19
Measurement at Cost
Real Estate	47,717,023	50	280,641	(17,077)	528,739	(4,051,586)	(23)	17,077	(919,503)	(4,954,035)	43,555,291	43,665,437
Furniture and Facilities	9,585,656	10	190,887	(32,635)	1,255,552	(5,952,572)	—	29,161	(786,012)	(6,709,423)	4,290,037	3,633,084
Machines and Equipment	29,629,660	3 y 5	4,668,844	(7,287,729)	164,585	(21,348,250)	—	7,033,713	(3,478,765)	(17,793,302)	9,382,058	8,281,410
Vehicles	358,141	5	83,530	(19,168)	—	(151,776)	—	13,212	(71,426)	(209,990)	212,513	206,365
Right of use of real property	9,546,509	—	950,004	(437,123)	47,403	(1,982,018)	(47,403)	20,487	(1,980,809)	(3,989,743)	6,117,050	7,564,491
Personal Property Acquired for Finance Leases	16,348	5	—	(16,348)	—	(16,348)	—	16,348	—	—	—	—
Sundry	3,171,741	5 y 10	21,784	(268,858)	1,048,708	(1,752,549)	—	195,271	(553,156)	(2,110,434)	1,862,941	1,419,192
Work in Progress	2,968,642	—	362,897	(25,141)	(2,717,374)	—	—	—	—	—	589,024	2,968,642

Total	102,993,720		6,558,587	(8,104,079)	327,613	(35,255,099)	(47,426)	7,325,269	(7,789,671)	(35,766,927)	66,008,914	67,738,621

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE F – CHANGES IN INVESTMENT PROPERTIES

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021 AND 2020
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
Changes in investment properties recorded in the “Other
Non-financial
Assets” account are detailed below.

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.21	12.31.20
Measurement at Cost
Real Estate Leased	971,639	50	—	—	—	(95,169)	—	—	(19,054)	(114,223)	857,416	876,470

Total	971,639		—	—	—	(95,169)	—	—	(19,054)	(114,223)	857,416	876,470

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.20	12.31.19
Measurement at Cost
Real Estate Leased	971,639	50	—	—	—	(76,116)	—	—	(19,053)	(95,169)	876,470	895,523

Total	971,639		—	—	—	(76,116)	—	—	(19,053)	(95,169)	876,470	895,523

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE G – CHANGES IN INTANGIBLE ASSETS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021 AND 2020
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

						Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.21	12.31.20
Measurement at Cost
Licenses	15,318,822	5	2,109,019	(144,045)	153,205	(8,711,202)	130,897	(2,871,683)	(120)	(11,452,108)	5,984,893	6,607,620
Other Intangible Assets	19,549,073	5	3,281,277	(72,314)	127	(4,317,216)	—	(3,194,271)	(127)	(7,511,614)	15,246,549	15,231,857

Total	34,867,895		5,390,296	(216,359)	153,332	(13,028,418)	130,897	(6,065,954)	(247)	(18,963,722)	21,231,442	21,839,477

						Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.20	12.31.19
Measurement at Cost
Licenses	13,898,383	5	2,322,654	(1,333,307)	431,092	(7,360,379)	1,329,474	(2,680,297)	—	(8,711,202)	6,607,620	6,538,004
Other Intangible Assets	13,875,835	5	2,821,777	(99,392)	2,950,853	(2,550,941)	65,999	(1,832,274)	—	(4,317,216)	15,231,857	11,324,894

Total	27,774,218		5,144,431	(1,432,699)	3,381,945	(9,911,320)	1,395,473	(4,512,571)	—	(13,028,418)	21,839,477	17,862,898

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE H – CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2021 AND 2020
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	DEPOSITS ACCOUNTS
	12.31.21		12.31.20
Number of Customers	Debt Balance	% on Total Portfolio	Debt Balance	% on Total Portfolio
10 Largest Customers	196,758,682	19%	125,600,111	12%
next 50 Largest Customers	140,538,813	14%	110,463,345	11%
next 100 Largest Customers	51,948,439	5%	51,889,228	5%
Rest of Customers	646,711,995	62%	732,933,802	72%

TOTAL	1,035,957,929	100%	1,020,886,486	100%

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING CONTRACTUAL TERM

AS OF DECEMBER 31, 2021
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
The following table shows the decline in contractual cash flows, including interest and other expenses to be accrued until undiscounted contractual maturity.

	Terms until Maturity
Item	1 Month	3 Months	6 Months	12 Months	24 Months	More than 24 Months	Total
Deposits (1)	981,068,287	58,191,358	5,817,381	3,074,261	96,065	16,631	1,048,263,983
Non-financial Public Sector	22,910,929	3,168,867	83,685	120,037	—	—	26,283,518
Financial Sector	3,366,908	—	—	—	—	—	3,366,908
Non-financial Private Sector and Residents Abroad	954,790,450	55,022,491	5,733,696	2,954,224	96,065	16,631	1,018,613,557
Liabilities Measured at fair value through profit or loss	75,674	—	—	—	—	—	75,674
Derivative Financial Instruments	712,129	—	—	—	—	—	712,129
Repurchase Transactions	324,119	—	—	—	—	—	324,119
Other Financial Liabilities	130,862,556	36,611,932	24,278,121	822,143	1,249,023	3,162,291	196,986,066
Financing Received from the Argentine Central Bank and Other Financial Institutions	5,196,419	1,417,435	3,194,766	15,845,365	3,401,932	567,842	29,623,759
Debt Securities	1,668,833	6,112,129	9,059,671	9,461,660	4,111,678	2,281,818	32,695,789
Subordinated Debt Securities	996,044	—	—	996,044	1,992,089	31,330,982	35,315,159

TOTAL	1,120,904,061	102,332,854	42,349,939	30,199,473	10,850,787	37,359,564	1,343,996,678

(1)	Maturities in the first month include:
•	Checking Accounts Ps 245,302,218
•	Savings Accounts Ps.398,622,567
•	Time Deposit Ps 330,836,028
•	Other Deposits Ps.6,305,646
•	Interest to be Accrued Ps.2,028

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE J – CHANGES IN PROVISIONS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021AND 2020
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			Decreases			Balances as of
Item	Balances at the Beginning of the Year	Increase	Reversals	Charge offs	Inflation Effect	12.31.21	12.31.20
FROM LIABILITIES
For Administrative, Disciplinary and Criminal Penalties	8,009	—	(3,298)	(2,574)	(2,137)	—	8,009
For Termination Benefits	333,315	114,680	—	(63,699)	(121,450)	262,846	333,315
Others	5,358,680	1,485,724	(209,390)	(742,094)	(1,774,167)	4,118,753	5,358,680

TOTAL PROVISIONS	5,700,004	1,600,404	(212,688)	(808,367)	(1,897,754)	4,381,599	5,700,004

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE K – CAPITAL STOCK STRUCTURE

AS OF DECEMBER 31, 2021
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Shares				Capital Stock
				Issued
Class	Quantity	Nominal Value per Share (*)	Votes per Share	Outstanding	Portfolio shares	Pending Issuance or Distribution	Allocated	Paid-in	Not Paid-in
Class “A”	281,221,650	1	5	281,222	—	—	—	281,222	—
Class “B”	1,193,470,441	1	1	1,193,470	—	—	—	1,193,470	—

Total	1,474,692,091			1,474,692	—	—	—	1,474,692	—

(*)	Face value per share stated in Pesos.

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE L – FOREIGN CURRENCY BALANCES

AS OF DECEMBER 31, 2021 AND 2020
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			12.31.21
Items	Headquarters and Branches in the country	12.31.21	Dollar	Euro	Real	Others	12.31.20
ASSETS
Cash and Due from Banks	206,313,178	206,313,178	203,151,247	2,895,422	38,752	227,757	233,707,713
Debt Securities at Fair Value through Profit or Loss	912,925	912,925	912,925	—	—	—	6,779,248
Derivative Financial Instruments	—	—	—	—	—	—	—
Other Financial Assets	7,087,754	7,087,754	7,087,556	198	—	—	3,873,807
Loans and Other Financing	45,487,220	45,487,220	45,429,667	42,474	—	15,079	79,548,635
Non-financial Public Sector	—	—	—	—	—	—	—
BCRA	—	—	—	—	—	—	—
Other Financial Institutions	50,493	50,493	(7,060)	42,474	—	15,079	2,471,097
To the Non-financial Private Sector and Residents Abroad	45,436,727	45,436,727	45,436,727	—	—	—	77,077,538
Other Debt Securities	156,915	156,915	156,915	—	—	—	507,606
Financial Assets Pledged as Collateral	519,937	519,937	519,937	—	—	—	3,246,359
Investments in Equity Instruments	72,395	72,395	64,579	7,816	—	—	85,534
Assets for Insurance Contracts	15,027	15,027	15,027	—	—	—	14,921
Other Non-financial Assets	30,363	30,363	30,363	—	—	—	23,014

TOTAL ASSETS	260,595,714	260,595,714	257,368,216	2,945,910	38,752	242,836	327,786,837

LIABILITIES
Deposits	198,348,789	198,348,789	198,348,789	—	—	—	250,957,672
Non-financial Public Sector	4,123,130	4,123,130	4,123,130	—	—	—	4,685,008
Financial Sector	3,144	3,144	3,144	—	—	—	5,149
Non-financial Private Sector and Residents Abroad	194,222,515	194,222,515	194,222,515	—	—	—	246,267,515
Liabilities at fair value through profit or loss	—	—	—	—	—	—	—
Derivative Financial Instruments	—	—	—	—	—	—	—
Repurchase Transactions	—	—	—	—	—	—	—
Other Financial Liabilities	16,906,539	16,906,539	16,906,539	—	—	—	20,853,532
Financing Received from the Argentine Central Bank and Other Financial Institutions	7,830,532	7,830,532	7,250,251	515,167	—	65,114	12,997,160
Debt Securities	5,496,721	5,496,721	5,496,721	—	—	—	7,288,454
Subordinated Debt Securities	26,275,536	26,275,536	26,275,536	—	—	—	32,684,216
Liabilities for Insurance Contracts	2,031	2,031	2,031	—	—	—	3,124
Other Non-financial Liabilities	770,070	770,070	770,070	—	—	—	1,559,447

TOTAL LIABILITIES	255,630,218	255,630,218	255,049,937	515,167	—	65,114	326,343,605

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES

AS OF DECEMBER 31, 2021 AND 2020
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Situation			With Problems / Medium Risk		With High Insolvency Risk / High Risk				Total
Items	Normal	With Special Follow- up /Low Risk	Not Past Due	Past Due	Not Past Due	Past Due	Uncollectible	Uncollectible due to Technical Reasons	12.31.21	12.31.20
Loans and Other Financing	2,208,728	—	—	—	230	2,826	—	—	2,211,784	1,437,330
- Advances	1,512,512	—	—	—	—	2,048	—	—	1,514,560	692,563
With Preferred Guarantees and Counter-guarantees “A”	—	—	—	—	—	—	—	—	—	1,401
Without Preferred Guarantees or Counter-guarantees	1,512,512	—	—	—	—	2,048	—	—	1,514,560	691,162
- Overdraft	443,640	—	—	—	—	—	—	—	443,640	308,969
With Preferred Guarantees and Counter-guarantees “A”	—	—	—	—	—	—	—	—	—	272
Without Preferred Guarantees or Counter-guarantees	443,640	—	—	—	—	—	—	—	443,640	308,697
- Mortgage and Collateral Loans	17,403	—	—	—	—	—	—	—	17,403	25,526
With Preferred Guarantees and Counter-guarantees “B”	17,403	—	—	—	—	—	—	—	17,403	19,005
Without Preferred Guarantees or Counter-guarantees	—	—	—	—	—	—	—	—	—	6,521
- Personal Loans	34,908	—	—	—	—	—	—	—	34,908	59,681
Without Preferred Guarantees or Counter-guarantees	34,908	—	—	—	—	—	—	—	34,908	59,681

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES (Continued)

AS OF DECEMBER 31, 2021 AND 2020
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Situation			With Problems / Medium Risk		With High Insolvency Risk / High Risk				Total
Items	Normal	With Special Follow-up / Low Risk	Not Past Due	Past Due	Not Past Due	Past Due	Uncollectible	Uncollectible due to Technical Reasons	12.31.21	12.31.20
- Credit Cards	168,803	—	—	—	230	768	—	—	169,801	328,851
With Preferred Guarantees and Counter-guarantees “A”	117	—	—	—	—	—	—	—	117	640
Without Preferred Guarantees or Counter-guarantees	168,686	—	—	—	230	768	—	—	169,684	328,211
- Other	31,462	—	—	—	—	10	—	—	31,472	21,740
With Preferred Guarantees and Counter-guarantees “A”	—	—	—	—	—	—	—	—	—	3
With Preferred Guarantees and Counter-guarantees “B”	1,814	—	—	—	—	—	—	—	1,814	4,015
Without Preferred Guarantees or Counter-guarantees	29,648	—	—	—	—	10	—	—	29,658	17,722
Investments in Equity Instruments	533,003	—	—	—	—	—	—	—	533,003	592,834
Contingent Commitments	1,664,530	—	—	—	—	—	—	—	1,664,530	975,996

TOTAL	4,406,261	—	—	—	230	2,826	—	—	4,409,317	3,006,160

ALLOWANCES	10,700	—	—	—	230	2,826	—	—	13,756	23,805

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE O – DERIVATIVE FINANCIAL INSTRUMENTS

AS OF DECEMBER 31, 2021
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Type of Contract	Objective of the Operations	Underlying Asset	Type of Settlement	Scope of Negotiation or Counterpart	Weighted Average Term Originally- Agreed	Residual Weighted Average Term	Weighted Average Term to Settle Differences	Amount (*)
Forwards in Foreign Currency
OTC - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	MAE	3	1	1	21,667,251
OTC - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	MAE	4	1	1	14,934,194
ROFEX - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	3	1	1	55,071,194
ROFEX - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	4	2	1	42,806,572
Forwards with Customers
Purchases	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	7	3	205	10,162,388
Sales	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	4	3	130	31,398,862
Repurchase Transactions
Forward Sales	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE	—	—	—	323,534
Forward Purchases	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE	—	—	—	204,755,685

(*)	Relates to the notional amount.

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2021
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			Fair Value through Profit or Loss	Fair Value Hierarchy
Items	Amortized Cost	Fair Value through OCI	Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and Due from Banks	237,426,843	—	—	—	—	—
Cash	35,591,958	—	—	—	—	—
Financial Institutions and Correspondents	201,834,885	—	—	—	—	—
Debt Securities at Fair Value through Profit or Loss	—	—	235,936,898	50,323,458	183,547,431	2,066,009
Derivative Financial Instruments	—	—	1,247,078	—	1,247,078	—
Repurchase Transactions	203,205,457	—	—	—	—	—
Argentine Central Bank	203,205,457	—	—	—	—	—
Other Financial Institutions	—	—	—	—	—	—
Other Financial Assets	13,332,551	—	10,039,375	4,442,031	12,038	5,585,306
Loans and Other Financing	744,433,702	—	—	—	—	—
Non-financial Public Sector	498	—	—	—	—	—
Argentine Central Bank	533	—	—	—	—	—
Other Financial Institutions	12,746,201	—	—	—	—	—
Non-financial Private Sector and Residents Abroad	731,686,470	—	—	—	—	—
Advances	53,152,720	—	—	—	—	—
Overdraft	194,471,663	—	—	—	—	—
Mortgage Loans	18,419,566	—	—	—	—	—
Pledge Loans	16,220,243	—	—	—	—	—
Personal Loans	65,896,440	—	—	—	—	—
Credit-card loans	367,957,854	—	—	—	—	—
Finance Leases	1,105,224	—	—	—	—	—
Others	14,462,760	—	—	—	—	—
Other Debt Securities	90,126,580	4,230,419	—	4,230,419	—	—
Financial Assets Pledged as Collateral	23,184,348	—	12,051,320	12,051,320	—	—
Investments in Equity Instruments	—	—	1,251,934	64,585	—	1,187,349

TOTAL FINANCIAL ASSETS	1,311,709,481	4,230,419	260,526,605	71,111,813	184,806,547	8,838,664

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES (Continued)

AS OF DECEMBER 31, 2021
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			Fair Value through Profit or Loss	Fair Value Hierarchy
Items	Amortized Cost	Fair Value through OCI	Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits	1,035,957,929	—	—	—	—	—
Non-financial Public Sector	25,926,239	—	—	—	—	—
Financial Sector	3,366,908	—	—	—	—	—
Non-financial Private Sector and Residents Abroad	1,006,664,782	—	—	—	—	—
Checking Accounts	232,382,993	—	—	—	—	—
Savings Accounts	398,044,871	—	—	—	—	—
Time Deposit and Term Investments	365,514,559	—	—	—	—	—
Others	10,722,359	—	—	—	—	—
Liabilities at fair value through profit or loss	—	—	75,674	75,674	—	—
Derivative Financial Instruments	—	—	712,129	—	712,129	—
Repurchase Transactions	324,119	—	—	—	—	—
Argentine Central Bank	324,119	—	—	—	—	—
Other Financial Liabilities	195,659,168	—	—	—	—	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	23,710,704	—	—	—	—	—
Debt Securities	27,971,776	—	—	—	—	—
Subordinated Debt Securities	26,275,536	—	—	—	—	—

TOTAL FINANCIAL LIABILITIES	1,309,899,232	—	787,803	75,674	712,129	—

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE Q – INCOME STATEMENT BREAKDOWN

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED DECEMBER 31, 2021, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Net Financial Income/(Expense)
Items	Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income (loss) from Government Securities	—	90,184,206	125,229
Income (loss) from Corporate Securities	—	3,260,158	—
Income (Loss) from Derivative Financial Instruments	—	2,253,004	—
Repurchase Transactions	—	2,253,004	—
Income from sale o derecognition of financial assets at fair value	—	7,788	—
From Measurement of Financial Liabilities at Fair Value through Profit or Loss
Income from Derivative financial instruments	—	(95,321)	—
Forward transactions	—	(94,223)	—
Interest Rate Swaps	—	(1,098)	—

Total as of 12.31.21	—	95,609,835	125,229

	Net Financial Income/(Expense)
Items	Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income (loss) from Government Securities	—	93,765,485	(478,622)
Income (loss) from Corporate Securities	—	7,126,898	—
Income (Loss) from Derivative Financial Instruments	—	3,727,204	—
Repurchase Transactions	—	2,636,787	—
Interest Rate Swaps	—	54,131	—
Options	—	1,036,286	—
Income from other Financial Assets	—	—	(25,754)

Total as of 12.31.20	—	104,619,587	(504,376)

	Net Financial Income/(Expense)
Items	Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income (loss) from Government Securities	—	128,127,377	1,279,326
Income (loss) from Corporate Securities	—	19,166,655	—
Income (Loss) from Derivative Financial Instruments	—	2,634,833	—
Repurchase Transactions	—	2,634,833	—
Income from other Financial Assets	—	(43,291)	31,463
From Measurement of Financial Liabilities at Fair Value through in Profit or Loss
Income (Loss) from Derivative Financial Instruments	—	(224,686)	—
Interest Rate Swaps	—	(224,686)	—

Total as of 12.31.19	—	149,660,888	1,310,789

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED DECEMBER 31, 2021, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Interest and Adjustments for Application of Effective Interest Rate of Financial Assets Measured at Amortized Cost	12.31.21	12.31.20	12.31.19
Interest Income
On Cash and Due from Banks	403	4,290	16,308
On Corporate Securities	420,237	470,899	801,971
On Government Securities	17,487,676	13,861,133	9,668,253
On Loans and Other Financing	218,370,845	224,933,803	243,031,629
Non-financial Public Sector	—	—	—
Financial Sector	2,269,865	4,718,977	6,490,797
Non-financial Private Sector	216,100,980	220,214,826	236,540,832
Advances	12,718,546	17,943,141	25,879,493
Mortgage Loans	19,950,541	19,736,840	26,411,001
Pledge Loans	4,498,042	2,145,866	1,443,361
Personal Loans	24,736,442	24,601,678	25,109,984
Credit Card Loans	78,548,285	71,255,459	97,965,987
Finance Leases	283,795	531,108	1,148,267
Others	75,365,329	84,000,734	58,582,739
On Repurchase Transactions	53,890,684	13,376,076	14,662,035
Argentine Central Bank and Other Financial Institutions	53,878,139	13,265,880	13,956,880
Other Financial Institutions	12,545	110,196	705,155

Total	290,169,845	252,646,201	268,180,196

Interest-related Expenses	12.31.21	12.31.20	12.31.19
On Deposits	(163,770,215)	(119,972,796)	(155,708,871)
Non-financial Private Sector	(163,770,215)	(119,972,796)	(155,708,871)
Checking Accounts	(313,036)	—	—
Savings Accounts	(17,994)	(17,075)	(12,946)
Time Deposit and Term Investments	(122,870,851)	(94,827,504)	(137,103,838)
Others	(40,568,334)	(25,128,217)	(18,592,087)
Financing Received from the Argentine Central Bank and Other Financial Institutions	(3,069,957)	(2,633,061)	(5,041,830)
On Repurchase Transactions	(238,688)	(457,966)	(1,390,576)
Other Financial Institutions	(238,688)	(457,966)	(1,390,576)
On Other Financial Liabilities	(2,658,960)	(2,179,312)	(2,683,737)
On Debt Securities	(8,973,182)	(9,203,346)	(29,265,341)
On Subordinated Debt Securities	(2,181,305)	(2,404,872)	(2,517,283)

Total	(180,892,307)	(136,851,353)	(196,607,638)

Fee Income	12.31.21	12.31.20	12.31.19
Fee Related to Credit cards	31,556,227	32,083,736	32,609,735
Fee related to Insurance	2,680,819	2,589,647	2,713,860
Fee related to Obligation	20,593,181	17,311,274	18,765,206
Fee Related to Credits	10,839,219	11,439,990	10,143,699
Fee Related to Loan Commitments and Financial Guarantees	121,455	165,728	736,747
Fee Related to Securities	2,352,893	2,678,251	2,959,292
Fee for Collections Management	412,157	532,059	1,058,152
Fee for Foreign and Exchange Transactions	1,848,754	2,484,616	3,233,950

Total	70,404,705	69,285,301	72,220,641

Fee-related Expenses	12.31.21	12.31.20	12.31.19
Fees related to Transactions with Securities	(185,988)	(243,965)	(1,010,437)
Fees related to Credit Cards	(8,393,352)	(8,073,803)	(7,226,885)
Fees related to foreign operations and exchange	(347,459)	(729,847)	(323,842)
Others	(3,688,327)	(5,182,032)	(5,949,605)

Total	(12,615,126)	(14,229,647)	(14,510,769)

F-109