Form 20-F
period 2022-12-31
GRUPO FINANCIERO GALICIA SA
filed 2023-04-24
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 20-F
__________________________
(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2022
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Commission File Number 000-30852
__________________________
GRUPO FINANCIERO GALICIA SA
(Exact name of Registrant as specified in its charter)
__________________________
GALICIA FINANCIAL GROUP
(Translation of Registrant’s name into English)
REPUBLIC OF ARGENTINA
(Jurisdiction of incorporation or organization)
Grupo Financiero Galicia SA
Tte. Gral. Juan D. Perón 430, 25th floor
C1038 AAJ - Buenos Aires, Argentina
(Address of principal executive offices)
Diego Rivas, Chief Financial Officer & Compliance
Tel: 54 11 4343 7528 / Fax: 54 11 4 331 9183, drivas@gfgsa.com
Perón 430, 25° Piso C1038AAJ Buenos Aires ARGENTINA
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
__________________________
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
__________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing the right to receive ten ordinary shares, par value Ps.1.00 per share New York Stock Exchange	GGAL	NASDAQ
Ordinary shares, par value Ps.1.00 per share*	GGAL	NASDAQ
*Not for trading, but only in connection with the registration of the American Depositary Shares representing such ordinary shares on the NASDAQ.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
__________________________
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
Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”, “Grupo Galicia”, “GFG” or the “Company”) is a financial services holding company incorporated in Argentina and is one of Argentina’s largest financial services groups. In this annual report, references to “we”, “our”, and “us” are to Grupo Financiero Galicia and its consolidated subsidiaries, except where otherwise noted. Our consolidated financial statements consolidate the accounts of the following companies:
•Grupo Financiero Galicia;
•Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia” or the “Bank”), our largest subsidiary;
•Tarjetas Regionales S.A. (“Tarjetas Regionales” or "Naranja X") and its subsidiaries;
•Sudamericana Holding S.A. (“Sudamericana”) and its subsidiaries;
•Galicia Warrants S.A. (“Galicia Warrants”);
•Galicia Asset Management S.A.U. (“Galicia Asset Management” or “Fima”);
•IGAM LLC (“IGAM" or "Inviu”) and its subsidiaries;
•Galicia Securities S.A.U. (“Galicia Securities”); and
•Agri Tech Investments LLC ("Agri Tech" or "Nera") and its subsidiaries.
These consolidated financial statements have been prepared in accordance and in compliance with the International Financial Reporting Standards (“IFRS”) issued by the International Financial Reporting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). IFRS in force as of the date of preparation of these consolidated financial statements for the fiscal years ended December 31, 2022, 2021 and 2020 have been applied. We maintain our financial books and records in Argentine Pesos and prepare our financial statements in conformity with IFRS, as issued by the IASB, effective as of the fiscal year beginning on January 1, 2018.
As of July 1, 2018, Argentina qualified as a hyperinflationary economy for accounting purposes. Grupo Galicia’s functional currency is the Argentine peso and its financial statements have been prepared in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies as if the Argentine economy had always been hyperinflationary. The financial position and results of operations as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 are reflected in terms of current purchasing power using the Consumer Price Index (“CPI”) as of December 31, 2022.
In this annual report, references to “US$” and “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Argentine Pesos. The exchange rate used in translating Pesos into Dollars and used in calculating the convenience translations included in the following tables is the “Reference Exchange Rate” that is published by the Argentine Central Bank (commonly referred to as “BCRA” for its Spanish acronym) and that was Ps.177.1283, Ps.102.7500 and Ps.84.1450 per US$1.00 as of December 31, 2022, December 31, 2021 and December 31, 2020, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or at any other rate.
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

FORWARD LOOKING STATEMENTS
This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions Item 4. “Information on the Company”-A. “History and Development of the Company”-“Capital Investments and Divestitures,” Item 5. “Operating and Financial Review and Prospects”-A. “Operating Results-Principal Trends” and B. “Liquidity and Capital Resources.” All statements other than statements of historical facts contained in this annual report (including statements regarding our future financial position, business strategy, budgets, projected costs and management’s plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or other similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be provided with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely from those contemplated in such forward-looking statements include but are not limited to:
•changes in general political, legal, social or other conditions in Argentina, Latin America or other countries or regions;
•changes in the macroeconomic situation at the regional, national or international levels, and the influence of these changes on the microeconomic conditions of the financial markets in Argentina;
•changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies, including expected or unexpected turbulence or volatility in domestic or international financial markets;
•financial difficulties of the Argentine government (“Government”) and its ability (or inability) to restructure or rollover its outstanding debt that is held by international credit entities;
•changes in Government regulations applicable to financial institutions, including tax regulations and changes in or failures to comply with banking or other regulations;
•volatility of the Peso and the exchange rates between the Peso and foreign currencies;
•fluctuations in the Argentine rate of inflation, including hyperinflation;
•increased competition in the banking, financial services, credit card services, insurance, asset management, mutual funds and related industries;
•Grupo Financiero Galicia’s subsidiaries’ inability to sustain or improve their performance;
•a loss of market share by any of Grupo Financiero Galicia’s main businesses;
•a change in the credit cycle, increased borrower defaults and/or a decrease in the fees charged to clients;
•changes in the saving and consumption habits of its customers and other structural changes in the general demand for financial products, such as those offered by Banco Galicia;
•changes in interest rates which may, among other things, adversely affect margins;
•Banco Galicia’s inability to obtain additional debt or equity financing on attractive conditions or at all, which may limit its ability to fund existing operations and to finance new activities;
•technological changes and changes in Banco Galicia’s ability to implement new technologies;
•impact of COVID-19 (or other future outbreaks, epidemics or pandemics) on the global, regional and national economy, on financial activity on global trade -both in terms of volumes and prices-, and on the Company’s ability to recover from the negative effects of the pandemic (or other future outbreak);
•other factors discussed under Item 3. “Key Information” - D.“Risk Factors” in this annual report.
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
A. [Reserved]

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
During the past decade Argentina experienced economic stagnation as a result of unstable monetary, fiscal and economic regulatory policies. This, combined with a lack of institutional transparency, led to increasing inflation rates, lack of economic growth, currency instability and low investment levels, among others. As there will be Argentine Presidential and Congressional elections in 2023, additional risks may arise if new policies are implemented by the newly elected Government that further exacerbate the existing macroeconomic imbalances (as described herein). In addition to such possible new policies, no assurance can be provided regarding other events, such as the enactment of other governmental policies, that may occur in the future and their impact on the Argentina economy and on the results of Grupo Financiero Galicia’s operations.
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
In particular, the Argentine economy has proven to be and continues to be vulnerable to several factors, including:
•economic growth rate volatility;
•high inflation rates;
•regulatory uncertainty for certain economic activities and sectors;
•volatility in Argentina's main export commodities’ prices. The economic recovery has depended in the past, in part, on the high prices of commodities produced by Argentina, which are volatile and beyond the control of the Government;
•The stability and competitiveness of the Peso with respect to other currencies;
•external financial conditions;
•fluctuations in the BCRA’s international reserves; and
•uncertainty with respect to exchange and capital controls
No assurance can be provided that a decline in economic growth or certain economic instability will not occur. Any stagnation, slowdown or economic and political instability could have a significant adverse effect on Grupo Financiero Galicia’s business, financial position and results of operations, and the trading price for its ADSs.
The ability of the current administration to implement economic policy reforms, and the impact that these measures and any future measures taken by a new administration will have on the Argentine economy, remains uncertain.
As of the date of this annual report, the impact that the reforms adopted by the Government will have on the Argentine economy as a whole, and the financial sector in particular, cannot be predicted. In addition, it is currently unclear what additional measures the current administration may implement in the future and what the effects of the same may be on the Argentine economy.
For example, foreign exchange market (the “FX market”) restrictions, in combination with a relatively loose monetary and fiscal policy and additional restrictions on foreign trade could result in lower economic growth rates in Argentina for the coming years. It is impossible to predict the impact of these measures, as well as any future measures that may be adopted, on the Argentine economy overall and the financial sector in particular.
In particular, interventionist measures adopted by the Government or future measures implemented may be disruptive to the economy and may fail to benefit, or may harm, our business. In particular, Grupo Financiero Galicia has no control over the implementation of reforms to the regulatory framework that governs its operations and cannot guarantee that these reforms will be beneficial, will be implemented or that they will be implemented in a manner that will benefit its business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy and Grupo Financiero Galicia’s business, financial position and results of operations and the trading price for its ADSs.

If high levels of inflation continue, the Argentine economy and Grupo Galicia’s financial position and business could be adversely affected.
Since 2007, Argentina has experienced increasing inflation rates. Moreover, between 2007 and 2015 official figures became unreliable and private estimates of inflation were more frequently used.
Specifically, the national statistics agency INDEC (Instituto Nacional de Estadística y Censos; “INDEC” for its acronym in Spanish), is the only institution in Argentina with legal power to produce official national statistics.
Despite the fact that, due to the reforms implemented in recent years, current inflation rates calculated by INDEC are generally accepted, the possibility that they may be manipulated in the future cannot be ruled out. Any such future manipulation could affect the Argentine economy in general and the financial sector in particular.
In addition to concerns related to the trustworthiness of inflation figures, in the past, inflation has materially undermined the Argentine economy and the Government’s ability to generate conditions that fostered economic growth. In particular, high inflation rates or a high level of volatility with respect to the same, may materially and adversely affect the business volume of the financial system and prevent the growth of financial intermediation activity. This, in turn, could adversely affect economic activity and employment levels in Argentina.
Combined with high inflation rates, Argentina has also displayed high volatility in its currency valuation, as a consequence of local imbalances and external shocks. Both high inflation rates and high levels of volatility in the inflation rate affect Argentina’s competitiveness abroad, as well as real salaries, employment rates, consumption rates and interest rates. A high level of uncertainty with regard to these economic variables, and lack of stability in terms of inflation, could lead to shortened contractual terms and affect the ability to plan and make decisions. This may have a negative impact on economic activity and the income of consumers and their purchasing power. All of the above could materially and adversely affect Grupo Financiero Galicia’s financial position, results of operations and business, and the trading price for its ADSs.
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
On April 18, 2016, in order to make a payment owed to similarly situated bondholders, Argentina issued bonds in an amount of US$16.5 billion, with interest rates between 6.25% and 8% and maturities of three, five, ten and thirty years. The payment of approximately US$9.3 billion to the bondholders was made on April 22, 2016, thus resolving the Argentine debt in default.
During the remainder of 2016, 2017 and the first four months of 2018, the Argentine government continued to seek financing from international markets. Following the exchange rate crisis beginning in April 2018, however, Argentina was not able to access the international capital markets, resulting in the Argentine government requesting a loan from the IMF (which was provided pursuant to a Stand-By Agreement in an amount equal to US$57 billion).
In 2019, the value of Argentina’s bonds plummeted and the country risk soared after the Primary Presidential Elections that took place on August 11, in which the Fernandez-Fernandez platform won by a landslide, resulting in the country being unable to refinance its existing debt with the private sector. As a result, the Macri administration that was then in office decided to unilaterally restructure the maturity dates on short-term debt issued by the Argentine Government, including debt denominated in Pesos and in Dollars. When President Fernandez took office, his administration commenced debt-restructuring negotiations for debt held by the Government that was held by foreign creditors. In March 2022, the Government entered into a new Extended Fund Facility with the IMF. Pursuant to said new agreement with the IMF the Government is able to request disbursements to be used to honor payments due under the 2018 Stand-By Agreement. The ability of the Government to receive such disbursements is conditioned on the Government meeting certain performance criteria. Failure by the Government to meet such criteria could result in the IMF no longer making disbursements under the

Extended Fund Facility, which would likely result in a failure by the Government to make payments due under the Stand-By-Agreement. Any such default on the IMF debt or other current outstanding debt of the Government would likely inhibit or prevent access by the Government and Argentine companies to the international financial markets and may also compromise the ability of such entities to obtain bilateral financing. This would have an adverse effect on the Argentine economy, including Grupo Financiero Galicia, and would likely cause a negative impact on the ability of companies, including Grupo Financiero Galicia, to obtain foreign financing.
A decline in the international prices of Argentina’s main commodity exports and a real appreciation of the Peso against the Dollar could affect the Argentine economy and create new pressures on the foreign exchange market, which, in turn, could have a material adverse effect on Grupo Galicia’s financial condition, prospects and operating results.
The Argentine economy’s reliance on the export of certain commodities, particularly soybeans and its by products, corn and wheat, has made the country more vulnerable to fluctuations in their prices. A decrease in commodity prices may adversely affect the Government’s fiscal revenues and the Argentine economy as a whole. Given its reliance on such agricultural commodities, the country is also vulnerable to weather events that may negatively affect production, reducing fiscal revenues and the inflow of Dollars derived from such exports.
In order to counterbalance and diversify its reliance on the above noted agricultural commodities as well as to add another source of revenue, Argentina has focused on increasing its oil and gas exports. A long-term decrease in the international price of oil would negatively impact such prospects and result in a decrease in foreign investment in such sectors.
Additionally, a significant increase in the real appreciation of the Peso could affect Argentina’s competitiveness. Such an increase could substantially affect the price (and thus attractiveness) of its exports, prompt new recessionary pressures on Argentina’s economy, create a new imbalance in the foreign exchange market and exacerbate exchange rate volatility. A significant appreciation of the real exchange rate could adversely affect the Argentine public sector’s tax revenues in real terms. The occurrence of the foregoing could intensify the existing inflationary environment and potentially materially and adversely affect the Argentine economy, as well as Grupo Financiero Galicia’s financial condition and operating results and, thus, the trading prices for its ADSs.
Volatility in the regulatory framework could have a material and adverse effect on Argentina’s economy in general, and on Grupo Galicia’s financial position, specifically.
From time to time the Argentine government has enacted several laws amending the regulatory framework governing a number of different activities as a measure to stimulate the economy, some of which have had adverse effects on Grupo Financiero Galicia’s business. Although a former administration eliminated some of these regulations, political and social pressures could inhibit the Argentine government’s implementation of policies designed to generate growth and enhance consumer and investor confidence.
No assurance can be provided that future regulations, especially those related to the financial system, will not materially and adversely affect the assets, revenues and operating income of Argentine private sector companies, including Grupo Financiero Galicia, the rights of holders of securities issued by those entities, or the value of those securities. The lack of regulatory foresight could impose significant limitations on activities of the financial system and Grupo Financiero Galicia’s business, and thus generate uncertainty regarding its future financial position and result of operations and trading price for its ADSs.
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

The monetary and fiscal policies implemented by the world’s leading economies, such as the US, China and the European Union have an affect on the Argentine economy through impacts on its interest rates, commodity prices and economic growth rates. Current higher interest rates in leading economies negatively affect emerging markets such as Argentina.
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
The Argentine Peso depreciated 90.1% as compared to the Dollar between December 2016 and December 2022, according to the official quotation of the BCRA. If the Peso further depreciates against the Dollar, as has recently occurred and which could occur again in the future, this could have an adverse effect on the ability of Argentine companies to make timely payments on their debts denominated in or indexed or otherwise connected to a foreign currency, generate very high inflation rates, reduce real salaries significantly, and have an adverse effect on companies focused on the domestic market, such as public utilities and the financial industry. Such a potential devaluation could also adversely affect the Argentine government’s capacity to honor its foreign debt, with adverse consequences for Grupo Financiero Galicia’s and Banco Galicia’s businesses, which could, in turn, affect Grupo Financiero Galicia’s capacity to meet obligations denominated in a foreign currency. All of the foregoing could have a material adverse effect on the trading prices for Grupo Financiero Galicia’s ADSs.
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
In order to control the depreciation of the Peso, on September 1, 2019 the Executive Branch introduced capital controls, which allows the BCRA to exercise control over the Peso and therefore to prevent the Argentine currency from depreciating. Throughout 2020, 2021 and 2022, the capital controls initially imposed in 2019 were bolstered while additional restrictions limited personal and corporate access to foreign currencies in the official market. A further depreciation of the Peso could adversely affect the Argentine economy and Grupo Financiero Galicia’s financial condition, its business, and its ability to service its existing debt obligations. Moreover, an acceleration of inflation caused by an exchange rate crisis would raise the costs associated with Grupo Financiero Galicia’s subsidiaries servicing their foreign currency-denominated debt. All or any of the above which could increase Grupo Financiero Galicia’s costs and therefore have a material adverse effect on Grupo Financiero Galicia’s financial condition and results of operations and, thus, the trading value of its ADSs.
Changes or new regulations in the Argentine foreign exchange market may adversely affect the ability and the manner in which Grupo Galicia repays its obligations denominated in, indexed to or otherwise connected to a foreign currency.
In the last two decades, different Argentine government administrations have established and implemented various restrictions on foreign currency transfers (both in respect of transfers into and out of Argentina).

The impact that these measures or potential future measures will have on the Argentine economy and Grupo Financiero Galicia is uncertain. No assurance can be provided that the current regulations will not be amended, or that no new regulations will be enacted in the future imposing greater limitations on funds flowing into and out of the Argentine foreign exchange market. Any such new measures, as well as any additional controls and/or restrictions, could materially adversely affect Grupo Financiero Galicia’s ability to access the international capital markets and may undermine its ability to make payments of principal and/or interest on its obligations denominated in a foreign currency or transfer funds abroad (in total or in part) to make payments on its obligations (which could negatively affect Grupo Financiero Galicia’s financial condition and results of operations). Therefore, Argentine resident or non-resident investors should take special notice of these regulations (and their amendments) that limit access to the foreign exchange market. In the future Grupo Financiero Galicia may be prevented from making payments in Dollars and/or making payments outside of Argentina due to the restrictions in place at that time in the foreign exchange market and/or due to the restrictions on the ability of Argentine companies to transfer funds abroad.
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
The Macri administration began significant reforms in the electric power sector. As part of such reforms, the administration took actions designed to guarantee the supply of electric power in Argentina, instructing the Ministry of Energy and Mining to develop and implement a coordinated program to guarantee the quality of the electric power system and ration individuals’ and public entities’ consumption of energy by increasing tariffs.
However, between 2019 and 2022, the tariffs that electrical power companies can charge were kept virtually unchanged. As such, the increasing costs incurred by these electrical power companies that are not covered by the current tariffs have been paid for using governmental subsidies. This use of governmental subsidies instead of increases in tariffs has led to an increase in the level of public spending by the Government. In recent months, tariffs began a gradual recovery process in order to reduce subsidies, and are expected to continue rising, which could have a material adverse effect on inflation and, thus, on Argentine consumers’ disposable income and the financial and operating performance of Argentine companies. As a result, it could affect Grupo Financiero Galicia’s financial condition and results of operations and the trading price of our ADSs as well.

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
For example, during the early months of 2019 the Argentine union that represents banking sector employees declared general strikes. These strikes did not have a direct effect on banks (including our principal subsidiary, Banco Galicia) but did impact banks’ clients who were not able to access branches. Strikes such as the one that took place in 2019 can also lower the perception the public has of banks, which could have a reputational cost for Banco Galicia (the main subsidiary of Grupo Galicia) and, consequently, for Grupo Galicia. Labor movements are active in Argentina and can potentially lead to further strikes or work stoppages if demands are not satisfied, which could have a material and adverse effect on Grupo Financiero Galicia’s operations and operating costs.
There can be no assurance that the Argentine government will not adopt measures in the future mandating salary increases or the provision of additional employee benefits, or that employees or their unions will not exert pressure on companies, such as Grupo Financiero Galicia or its subsidiaries, in demanding the implementation of such measures. The implementation of any such measures could have a material and adverse effect on Grupo Financiero Galicia’s expenses and business, results of operations and financial condition and, thus, on the trading prices for its ADSs.
High levels of public expenditures in Argentina could generate long lasting adverse consequences for the Argentine economy.
Since 2007, Argentina increased its spending to Gross Domestic Product (“GDP”) ratio to reach a maximum of 24% in 2015, quite above the ratio of the rest of the countries in the region. Between 2016 and 2019, a decreasing trend in expenditures was observed. However, in 2020 the spending-to-GDP ratio increased again, as the fiscal stimulus package implemented to deal with COVID-19 and the mobility restrictions resulting from COVID-19 put pressure on the fiscal balance and resulted in increased expenditures. In 2020, the primary deficit amounted to 6.5% of GDP and it was mainly financed by assistance from the BCRA. The primary deficit was reduced to 3.0% of GDP in 2021 and to approximately 2.5% of GDP in 2022. However, such reduction is insufficient to ensure debt sustainability.
If the fiscal deficit is not reduced and debt financing is insufficient, the Government may be forced to continue its reliance on BCRA financing.
The lack of reduction in Argentina’s deficit could have a negative effect on the Government’s ability to access and incur the long-term debt in the financial markets, and in turn, could limit the access to such markets for Argentine companies, such as Grupo Financiero Galicia and its subsidiaries. The same may have a material and adverse effect on Grupo Financiero Galicia’s financial condition, results of operations and the trading price for its ADSs.
Exposure to multiple provincial and municipal tax legislation and regulations could adversely affect Grupo Financiero Galicia’s business or results of operations.
Argentina has a federal system of government with 23 provinces and the Autonomous City of Buenos Aires. Each of these, under the Argentine National Constitution, has full power to enact legislation concerning taxes. Likewise, within each province, municipal governments have broad powers to regulate said matters. Given that the bank branches of our primary subsidiary, Banco Galicia, are located in multiple provinces, we are subject to various provincial and municipal legislation and regulations that may vary from time to time. Future developments in provincial and municipal legislation concerning taxes, provincial regulations or other matters could have a material and adverse effect on Grupo Financiero Galicia’s expenses and business, results of operations and financial condition and thus the trading price for its ADSs could decrease.

Epidemics and pandemics, such as the COVID-19 pandemic, could have an adverse effect on our business operations.
In March 2020, the World Health Organization declared COVID-19 a pandemic. As a result, most countries adopted several measures to control the coronavirus, including the use of quarantine, lockdown and severe restrictions on the movement of their respective populations by certain air carriers and foreign governments. Variants of COVID-19 or an outbreak of another pandemic, or epidemics disease or similar public health threat could have material adverse effects on global economic, financial and business conditions, which could materially and adversely affect our business, financial condition and results of operations.
The long-term effects to the global economy and to Grupo Financiero Galicia of epidemics, pandemics and other public health crises, such as COVID-19, are difficult to assess or predict, and may include risks to employee’s health and safety, and reduce our business operations. Also, such long-term effects depend on several other factors which are uncertain (such circumstances may include further waves of infection, further variants of the Covid-19 virus, the lasting effects of vaccines, the global roll out of vaccination programs, the percentage of vaccinated population, possible lockdowns or other restrictions, and the speed and stability of the economic recovery, among others).
Epidemics, pandemics and other health crises, such as COVID-19, may negatively impact the business and operations of third-party service providers who perform services critical for our business. Furthermore, in such cases, the Government may impose certain measures such as travel restrictions, border closures and lock-downs, which may force us to set in place work from home arrangements for our employees and may also have a material impact on our ability to operate and achieve our business goals.
If the global and Argentine economies are unable to sustain the post-pandemic recovery, we may also experience higher default rates on our customer financing, liquidity shortfalls, and difficulties in our ability to service our debt and other financial obligations. We may also encounter difficulties in accessing the debt and capital markets and be forced to refinance pre-existing financing arrangements. Although the actual impact is impossible to assess, the occurrence of any of these events could have a material adverse effect on our operations.
Finally, it is unclear whether these challenges and uncertainties will increase or diminish, and what effects they may have on long-term global political and economic conditions. Moreover, we also cannot predict whether the recovery of the Argentine economy exhibited during 2022 can also be sustained during 2023. The impact of COVID-19 and other health crises could have a material and adverse effect on Grupo Financiero Galicia’s business, results of operations, and financial condition and, therefore, on the trading prices of its ADSs.
Failure to adequately address actual and perceived risks arising from institutional deterioration and corruption could adversely affect Argentina’s economy and financial position and the ability of Argentine companies to attract foreign investment.
The lack of a solid institutional framework governing contracts entered into by the Government and its agencies and allegations of corruption have affected and continue to affect Argentina. The International Corruption Perceptions and Transparency Index, which measures corruption in 180 countries, has ranked Argentina No. 94 in 2022, 2 places higher than in 2021, but maintaining the same score of 38 points out of a possible 100. In addition, as of the date of this report, Argentina has been invited to join the Organization for Economic Cooperation and Development (OECD). However, if the country is not able to carry out the reforms and assume the commitments required by this organization, its membership could be rejected. Failure to to address these issues could increase the risk of political instability and distort the decision-making process, adversely affecting Argentina’s international reputation and the ability of its companies to attract foreign investment.
A deterioration in the Argentine reputation could have a material and adverse effect on Grupo Financiero Galicia’s financial condition and results of operations and, thus, on the trading price for its ADSs.
The Argentine economy could be negatively affected by external factors that have an impact in the whole world, such as the one COVID-19’s spread had, and the consequent implementation of measures destined to deal with the mentioned external factors, and their economic impact both on a local and an international level.
The Argentine economy is vulnerable to external factors. In this sense, most economies in the world (including Argentina and its main trade partners) were affected by the spread of COVID-19 during 2020 and 2021. The virus’

progression, which was declared a pandemic by the World Health Organization, led to the application of measures throughout 2020 and 2021 that had a severe economic impact.
In Argentina, these measures included the implementation of a generalized quarantine with the intention of hindering the virus’ spread and avoiding the collapse of the local health system. This entailed a halt in most economic activities (excluding essential ones, such as healthcare services, manufacturing of food products, medical equipment or pharmaceuticals, supermarkets and pharmacies, and the provision of security forces) and the suspension of road and air travel, among others.
These measures, and any others the Argentine government might implement in the future, have had a negative and direct impact on the country’s economy, by reducing both aggregate supply and demand.
Additionally, the progression of the virus and the resulting measures destined to fight the virus affected economic growth in Argentina’s trade partners (such as Brazil, the European Union, China, and the United States). In 2020, the contraction of the economies of trade partners had a sizeable and adverse impact on Argentina’s trade balance and economy resulting in a decrease of 15.7% in the demand for Argentine exports as compared to the previous year.
Higher uncertainty levels associated with an unexpected external shock, such as a global pandemic, could exacerbate the volatility of financial conditions, particularly in emerging markets, which could pose a threat to Argentina’s currency and financing availability.
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
If depositors once again withdraw their money from banks in the future, there may be a substantial negative impact on the manner in which financial institutions, including Banco Galicia (our main subsidiary), conduct their business, and on their ability to operate as financial intermediaries. Loss of confidence in the international financial markets may also adversely affect the confidence of Argentine depositors in local banks.
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

Furthermore, the ratio of the total financial system’s private-sector deposits and loans to GDP remains low when compared to international levels. Private-sector deposits and loans amounted to 18.1% and 8.0% of GDP, respectively, as of December 31, 2022.
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
In spite of the fact that the financial system’s and Banco Galicia’s deposits continue to grow, they are mostly demand or short-term time deposits and the sources of medium- and long-term funding for financial institutions are currently limited. If Argentine financial institutions, such as Banco Galicia, are unable to access adequate sources of medium and long-term funding or if they are required to pay high costs in order to obtain the same and/or if they cannot generate profits and/or maintain their current volume and/or scale of their business, this may adversely affect Grupo Financiero Galicia’s ability to honor its debts. Additionally, this could negatively affect the trading prices for its ADSs.
Argentine financial institutions (including Banco Galicia) continue to have exposure to public sector debt (including securities issued by the BCRA) and its repayment capacity, which in periods of economic recession, may negatively affect their results of operations.
Argentine financial institutions continue to be exposed, to some extent, to public sector debt and the public sector’s repayment capacity. The Argentine government’s ability to honor its financial obligations is dependent on, among other things, its ability to establish economic policies that succeed in fostering sustainable growth and development in the long term, generating tax revenues and controlling public expenditures, which could, either partially or totally, fail to take place.
Banco Galicia’s (our main subsidiary) exposure to the public sector as of December 31, 2022 was Ps.1,284,662 million, representing approximately 44% of its total assets and 256% of its shareholders’ equity. Of this total, Ps.754,870 million were BCRA debt instruments, Ps.434,677 million corresponded to Argentine government securities, and Ps.93,793 million corresponded to BCRA swaps, while the remaining corresponded to other receivables resulting from financial brokerage. As a result, Grupo Financiero Galicia’s income-generating capacity may be materially impacted or may be particularly affected by the Argentine public sector’s repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above.
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
The application of both the Consumer Protection Law and the Credit Card Law by administrative authorities and courts at the federal, provincial and municipal levels has increased. This trend has led to an increase in general consumer protection levels. In the event that Grupo Financiero Galicia and/or its subsidiaries are found to be liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of Grupo Financiero Galicia and its subsidiaries’ rights, for example, with respect to their ability to collect payments due from services and financing provided by Grupo Financiero Galicia or its subsidiaries, and adversely affect their financial results of operations. There can be no assurance that court and administrative rulings based on the regulation or measures adopted by the enforcement authorities will not increase the degree of protection given to its debtors and other customers in the future, or that they will not favor the claims brought by consumer groups or associations.
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
Administrative procedures filed by the tax authorities of certain provinces against financial institutions, such as Banco Galicia (the primary subsidiary of Grupo Financiero Galicia) and amendments to tax laws applicable to Grupo Galicia could generate losses for Grupo Galicia.
In the last years, City of Buenos Aires tax authorities, as well as certain provincial tax authorities, have initiated administrative proceedings against financial institutions in order to collect higher gross income taxes from such financial institutions.

Although Banco Galicia (the primary subsidiary of Grupo Financiero Galicia) believes it has met its tax obligations regarding current regulations and has properly recorded provisions for those risks based on the opinions and advice of its external legal advisors and pursuant to the applicable accounting standards, certain risks may render those provisions inadequate. Tax authorities may not agree with Banco Galicia’s tax treatment, possibly leading to an increase in its tax liabilities.
Moreover, amendments to existing regulations may increase Grupo Financiero Galicia’s tax rate and a material increase in the tax burden could adversely affect its financial results, results of operations and the trading price for its ADSs.
Restriction on the distribution of results by financial institutions.
In the context of the COVID-19 pandemic, on 19 March 2020, the BCRA issued Communication "A" 6939, through which it suspended, until June 30, 2020, any distribution of earnings by financial institutions, in order to maintain the lending capacity of financial institutions. This suspension was extended: (i) until December 31, 2020, by means of Communication "A" 7035; (ii) until June 2021, by means of Communication "A" 7181; and (iii) finally, until December 31, 2021, by means of Communication "A" 7312.
On December 16, 2021, by means of Communication "A" 7421, the BCRA established that, from January 1, 2022 and until December 31, 2022, financial institutions (i) may distribute profits up to 20% of the applicable amount in accordance with the provisions established under the "Distribution of profits" rules (ii) such distribution should be performed in 12 equal, monthly and consecutive installments.
By means of Communication “A” 7659 dated December 15, 2022, the BCRA restricted once again any distribution of earnings of financial institutions from January 1, 2023, to December 31, 2023.

Nevertheless, by means of Communication “A” 7719 dated March 9, 2023, the BCRA established that as from April 1, 2023, and until December 31, 2023, financial institutions may distribute earnings: (i) for up to 40% of the amount that would have corresponded in accordance with the applicable regulations above-mentioned; and (ii) in 6 equal, monthly and consecutive installments.
.
Current or future restrictions on the distribution of dividends by Argentine financial institutions could affect the distribution of dividends of Banco Galicia, our main subsidiary, which would, in turn, adversely impact the dividends received by Grupo Financiero Galicia and, thus, distributions on its ADSs.
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
Grupo Financiero Galicia’s subsidiaries are under no obligation to pay any amount to enable Grupo Financiero Galicia to carry out investment activities and/or to pay its liabilities or to give Grupo Financiero Galicia funds for such purposes. Each of the subsidiaries is a legal entity separate from Grupo Financiero Galicia, and due to certain circumstances, legal or contractual restrictions, as well as to the subsidiaries’ financial condition and operating requirements, Grupo Financiero Galicia’s ability to receive dividends and its ability to develop its business and/or to comply with payment obligations could be limited. Under certain regulations, Banco Galicia has restrictions relating to dividend distributions.

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
The stock markets in general, and the shares of emerging markets in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies involved. Grupo Financiero Galicia cannot assure that any trading price or valuation will be sustained. These factors may materially and adversely affect the market price of our ordinary shares, which may limit or prevent investors from readily selling Grupo Financiero Galicia’s ordinary shares and may otherwise affect liquidity, regardless of Grupo Financiero Galicia’s operating performance.
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
Pandemics and other material public health problems could result in social, economic or labor instability in the world and domestically and disrupt the operations of our business. These events could have a material adverse impact on the Bank's business, financial condition and results of operations.
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
Possible negative effects on the results of Banco Galicia (the main subsidiary of Grupo Galicia) due to an increase in the default rate may occur, with a corresponding negative impact on the results of Grupo Financiero Galicia.
Delinquency represents a significant factor in the profitability of banks. An increase in the delinquency rate of Banco Galicia's clients or in the volume of problem loans would result in an increase in the level of risk and, therefore, a potential increase in the reserves required by bank regulators, that is, an increase in frozen money that Banco Galicia cannot lend.
This would negatively impact Banco Galicia’s economic-financial management, and would result, among others, in (i) a need to increase the allowance for losses due to loan defaults, (ii) a need to reallocate or hire personnel with respect to collection efforts, and (iii) a decrease in total net income of Banco Galicia.
An increase in Banco Galicia’s allowance for loan losses coupled with a reduction in profitability would either lead to an increase in the cost of credit, resulting in existing clients and new clients being affected by higher interest rates for the loans they request, or result in Banco Galicia assuming a loss of profits. A reduction in Banco Galicia’s profits would adversely impact the dividends received by Grupo Financiero Galicia and, thus, distributions on its ADSs.
Banco Galicia (the main subsidiary of Grupo Galicia) uses models to make business decisions that could have an adverse effect on its profitability, consequently, on Grupo Galicia and the value of the ADSs.
Financial entities, such as Banco Galicia (the main subsidiary of Grupo Galicia), have increased the use of database decision-making models. There is a growing need for financial institutions to have robust models that can accurately measure and control risk, and proactively detect and prevent situations that could adversely affect the corresponding financial institution's profits.
Banco Galicia is exposed to potential losses caused by a variety of non-systematic risks resulting from errors in the implementation of database decision-making models, errors in the assumptions used to run such models, which result in misleading, confusing, or incorrect results, or errors due to the improper use of said models. All of these risks could create deviations and a material adverse effect on Banco Galicia’s profitability and, consequently, on Grupo Galicia’s and the value of the ADSs.
The lack of commitment and understanding of environmental, social and economic issues could cause significant reputational damage to Grupo Galicia.
Grupo Galicia promotes sustainable management based on the conviction that its business can only prosper as long as the social and environmental impact of its operations (and those of its subsidiaries) is taken into account. This responsibility is based on principles and values that guide the conduct of Grupo Galicia's (and its subsidiaries’) employees, and are reflected in Grupo Galicia's (and its subsidiaries’) policies, practices and programs.
Grupo Galicia's commitment to sustainable development is a pillar that is reflected in each of its actions and in its daily work to generate a positive impact on the economic development of communities, the care for nature and the well-being of people. Grupo Galicia's sustainability strategy is mainly focused on local development, financial inclusion and education, impact finance, diversity and climate change. Grupo Galicia uses internationally recognized sustainability guidelines, standards and certifications as a guide to achieving its sustainability goals.
Additionally, Grupo Galicia is committed to incorporating criteria for the management of environmental and social risks in its financing-related decisions. Galicia carries out indirect risk management in the granting of financing by analyzing the potential environmental and social risks that may result from the investment projects that are being financed. Grupo Galicia manages its business and subsidiaries so as to generate real and sustainable value and achieve a positive impact on people, communities and the planet.
The management of Banco Galicia's business (the main subsidiary of Grupo Galicia) could be affected by its shareholder composition.
Grupo Galicia has full control of the shares (and voting rights related thereto) of Banco Galicia, being its sole shareholder with a 100% equity interest. Grupo Galicia is a company whose purpose is exclusively financial and investment related. In other words, it is a holding company, whose activity mainly consists of managing the equity interests it owns in its subsidiaries, its equity and its resources.
Grupo Galicia's capital structure is comprised of class A shares, each of which grants its holder five votes, and class B shares, each of which grants its holder one vote. As of December 31, 2022, a total of 1,474,692,091 of Grupo Galicia's shares were outstanding, of which 281,221,650 were class A shares and 1,193,470,441 were class B shares.
Grupo Galicia, in turn, is controlled by another pure holding company called EBA Holding S.A., which holds the necessary number of votes required to take all decisions at Grupo Galicia’s the shareholders' meeting, but does not perform any management activities related to Grupo Galicia.
As of December 31, 2022, EBA Holding S.A. held 100% of the class A shares representing 19.1% of the total outstanding shares of Grupo Galicia, and 9.6% of the class B shares representing 7.8% of the total outstanding shares of Grupo Galicia. Each class A share entitles its holder to five votes and each class B share entitles its holder to one vote, resulting in EBA Holding S.A. holding, directly and indirectly, 26.9% of the outstanding shares of Grupo Galicia and 58.5% of the total voting power in such company.
Given the particular shareholder composition of Grupo Galicia (and the dominance of multiple voting shares), failure to achieve a voluntary agreement among Grupo Galicia’s shareholders could have an impact on Grupo Galicia’s normal decision-making process. This could affect the making of major decisions, including, among others, the election of directors, effecting or preventing a merger, the sale or acquisition of assets, the issuance of additional equity securities, the carrying out of related party transactions and distribution of dividends, if any.
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

In spite of all existing security measures, Grupo Financiero Galicia cannot provide any assurance that the systems are not vulnerable to cybersecurity breaches or that the mentioned measures will be successful in protecting against any such breach. In addition, any of the aforementioned events could lead to an increase in compliance costs for Grupo Financiero Galicia’s subsidiaries. If any of the above described events were to occur, it could lead to monetary losses and reputational damage to Grupo Financiero Galicia’s brands, which could reduce the use and acceptance of its products, greater regulation, and increased compliance costs, therefore adversely affect its business and results of operation and the trading price for its ADSs.
Grupo Galicia’s subsidiaries estimate and establish reserves for potential credit risk or future credit losses, which may be inadequate or insufficient, and which may, in turn, materially and adversely affect its financial position and results of operations.
Pursuant to the implementation of IFRS 9, Grupo Financiero Galicia’s subsidiaries establish reserves for potential credit risk and losses related to changes in the levels of income of debtors/borrowers, increased rates of inflation, increased levels of non-performing loans or an increase in interest rates. This process requires a complex methodology combining probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”), including economic projections and assumptions regarding the ability of debtors to repay their loans.
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
If Grupo Galicia’s subsidiaries should fail to meet regulatory standards or expectations or detect money laundering and other illegal or inappropriate activities in a comprehensive or timely manner, Grupo Financiero Galicia´s subsidiaries may incur fines, penalties, reputational harm and other negative consequences which may, in turn, negatively impact dividends received by Grupo Financiero Galicia.
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
Law No. 27,468 delegated to the BCRA, in the case of financial entities, the entry into force of new regulations. Likewise, for purposes of the determination of the indexation for tax purposes, Law No.27,468, enacted on December 4, 2018, substituted the Wholesale Price Index for CPI and modified the standards triggering tax indexation procedures. During the first three fiscal years after January 1, 2018, the tax indexation was applicable if the variation of the CPI exceeded 55% in 2018, 30% in 2019 and 15% in 2020. The tax indexation determined during any such year was allocated as follows: 1/6 in that same year, and the remaining 5/6 in equal parts in the following five years. From January 1, 2021 onwards, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29.
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

Through Agri Tech we provide a new set of products and services that offer payment and financing options and solutions oriented to the agricultural sector.
We are one of Argentina’s largest financial services groups with consolidated assets of Ps.3,371,638 million as of December 31, 2022.
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
On December 18, 2013, the definitive merger agreement contemplating the absorption of Lagarcué S.A. and Theseus S.A. was registered in a public deed pursuant to the terms of paragraph 4 of article 83 of the Ley General de Sociedades (Law No. 19,550, as amended, the General Corporations Law or “Corporations Law”), and effective as of September 1, 2013. Therefore, 25,454,193 class B shares of Banco Galicia, representing 4.526585 % of its capital stock previously owned by Lagarcué S.A. and Theseus and S.A. were transferred to Grupo Financiero Galicia. As a result, Grupo Financiero Galicia then owned 560,199,603 shares of Banco Galicia, representing 99.621742% of its capital stock and voting rights.
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
On May 28, 2019, the Board of Directors of Grupo Financiero Galicia approved a capital contribution to Tarjetas Regionales for Ps.500,000,000 (which, as adjusted for inflation, is equal to Ps.2,583,668,421 as of December 31, 2022) to fund the creation of a new digital financial company, called “Naranja Digital Compañía Financiera S.A.U.” designed to reach and offer digital banking services to the underbanked population of Argentina. Said capital contribution was effective in two payments of Ps.250,000,000 each, the first one made in June 2019 and the second one made in December 2019. The formation of said company was approved on September 16, 2019, by Resolution 205 of the BCRA.
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
On August 15, 2019, the Board of Directors of Grupo Financiero Galicia accepted a purchase offer made by Banco Galicia to sell 10,000 shares, representing 1% of the capital stock of Inviu, for Ps.695,308.54 (which, as adjusted for inflation, is equal to Ps.3,292,416 as of December 31, 2022). With this share purchase, Inviu is 100% owned by our subsidiary Banco Galicia.
On September 20, 2019, the Board of Directors of Grupo Financiero Galicia approved a capital contribution to IGAM LLC for Ps.71,000,000, (which, as adjusted for inflation, is equal to Ps.317,510,739 as of December 31, 2022), to be applied to the purchase of the total stake in Inviu owned by Banco Galicia. Said operation was closed at a total price of Ps.69,530,854 (which, as adjusted for inflation, is equal to Ps.310,940,742 as of December 31, 2022).
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
Additionally, on June 8, 2021, the Board of Directors of Grupo Financiero Galicia S.A. agreed to make a sale offer of 10,000 Class B book-entry ordinary shares, with a Par Value 1 and $1 per share, representing 0.000569% of Tarjetas Regionales S.A. to Galicia Securities S.A.U. for a total price of Ps.175.9 million, (which, as adjusted for inflation, is equal to Ps.412.7 million as of December 31, 2022). The price was set based on a book value per share of $17.59 resulting from the Net Assets of Tarjeta Regionales S.A. as of April 30, 2021. The sale offer was accepted and implemented on June 15, 2021 by Galicia Securities S.A.U.
On March 22, 2022, the Board of Directors of Grupo Financiero Galicia approved the creation of Agri Tech Investment LLC, to develop agricultural business opportunities through a digital platform that makes agro-financial management easy to use through digital payment and financing functionalities. The company was registered in Delaware,

USA, on April 1, 2022 and locally is developing its commercial activities under the trademark Nera. Grupo Financiero Galicia made an initial capital contribution of Ps.200 million during September 2022 to the company (which, as adjusted for inflation, is equal to Ps.235 million as of December 31, 2022) and owns the 100% equity of the company. Likewise, during February 2023, Grupo Financiero Galicia S.A. made a new capital contribution to Agri Tech of Ps. 300 million.

On May 19, 2022, the Board of Directors of Grupo Financiero Galicia, within the framework of agricultural business, entered into an investment agreement for participating in Agripay S.A. as a strategic partner. Agripay is a company linked to agricultural fintech oriented activities that, through a digital platform, facilitates grain transactions and electronic payments. An investment framework agreement was signed pursuant to which Grupo Financiero Galicia agreed to make an irrevocable contribution on account of a future capitalization. Said capitalization was finally made in September 2022, for the amount of Ps.276,7 million, (which, as adjusted for inflation, is equal to Ps.324.6 million as of December 31, 2022) and in return now holds the 15% of the equity of Agripay S.A.
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
On December 27, 2017, Grupo Financiero Galicia, in its capacity as sole shareholder and holder of 100% of the capital of Banco Galicia, integrated a capital contribution of Ps.10,000,000,000 (which, as adjusted for inflation, is equal to Ps.90,915,665,298 as of December 31, 2022). The BCRA, through its Resolution No.35 dated January 11, 2018, approved the capital contribution and its consideration as computable capital.
On January 21, 2019 Banco Galicia, sold to AI Zenith (Netherlands) B.V. 3,182,444 book-entry common shares, with face value of Ps.1 each and one vote per share, representing 7.7007% of Prisma Medios de Pago S.A. (“Prisma”) capital stock. Banco Galicia continues to hold 3,057,642 shares in Prisma, which represents 7.3988% of its capital stock.
In September 2019, Banco Galicia accepted an offer to acquire 100% of the shareholding in Inviu made by IGAM. The price of the operation amounted to Ps.69,530,854 (which as adjusted for inflation, is equal to Ps.310,940,742 as of December 31, 2022). See “—Grupo Financiero Galicia”.
During the fiscal year 2020, Banco Galicia, together with other financial institutions, formed a company named Play Digital S.A. (“Play Digital”) with the corporate purpose of developing and marketing a payment solution linked to the bank accounts of the financial system users, which will significantly enhance their payment experience. As of December 31, 2022, Banco Galicia held 13.61% of Play Digital.
On October 1, 2021, the Bank, together with the other Prisma Medios de Pago S.A. Class B shareholders, provided a notification that the put option had been exercised, and thus that they had initiated the procedure to sell 49% of the capital stock and votes to AL ZENITH (Netherlands) B.V. (a company related to Advent International Global Private Equity). In March 2022, the Bank executed the transfer of all of the remaining capital stock. The price of said shares amounts to US$54,358 and will be paid as follows: (i) 30% in Pesos, adjusted by a CER (UVA) rate plus a nominal annual rate of 15% and (ii) 70% in US Dollars at a nominal annual rate of 10% for a term of six years.

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
In 1995, Banco Galicia made the first investment in this business by acquiring a minority stake in Tarjeta Naranja S.A.U. (“Naranja”) and in 1997 increased its ownership to 80%. This company had begun operations in 1985 in the city of Córdoba, where it marketed “Naranja”, its proprietary brand credit card, and had enjoyed local growth.
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
During 2012, the ownership interests in Tarjetas Regionales and its operating subsidiaries were modified due to the following events:
•Naranja’s board of directors approved the merger of Tarjeta Mira S.A. (merged company) into Naranja (merging company).
•Tarjetas Regionales carried out a capital increase that was mainly paid by the contribution of the minority shareholders’ holdings in its subsidiaries Naranja and Tarjetas Cuyanas. Therefore, Banco Galicia’s direct and indirect interest decreased to 77% of the capital stock and the remaining 23% is held by the shareholders who, by means of the above-mentioned contribution, became Tarjetas Regionales’ minority shareholders.
As of December 31, 2016, Banco Galicia held a 77% ownership interest in Tarjetas Regionales. Tarjetas Regionales directly and indirectly held 100% of Naranja and 100% of Tarjetas Cuyanas.
On March 31, 2017, Banco Galicia’s Board of Directors approved the sale of its stake (58.8% of the issued and outstanding shares) in its subsidiary Tarjetas del Mar to Sociedad Anónima Importadora y Exportadora de la Patagonia (which already owned 40% of the total shares of Tarjetas del Mar). Compañia Financiera Argentina S.A. ("CFA") also sold its stake (1.2% of the issued and outstanding shares) in Tarjetas del Mar to Federico Braun. Banco Galicia received approximately US$5,000,000 in respect of such sale.
On August 10, 2017, the Board of Directors of each of Naranja and Tarjetas Cuyanas approved the merger of such subsidiaries, by which Tarjetas Cuyanas would merge into Naranja. On September 5, 2017, Naranja and Tarjetas Cuyanas executed a supplemental merger agreement pursuant to which Naranja acquired the assets and liabilities of Tarjetas Cuyanas effective as of October 1, 2017. Such merger was approved by the shareholders of each subsidiary at Extraordinary General Shareholders’ Meetings held in October 2017.
Additionally, in October 2017, Grupo Financiero Galicia publicly announced its plan to undertake a corporate reorganization between Grupo Financiero Galicia and Banco Galicia as discussed above in “History and Development of the Company”.
Finally, in February 2019 and December 2019, Cobranzas Regionales S.A. received capital contributions from its shareholders, Naranja and Tarjetas Regionales, with the main purpose of maximizing the growth of the “NPOS” (a new service of Naranja mainly used by merchants to accept payments made from clients with any debit or credit card through a wireless device) business and the subsequent launch of the virtual wallet “Naranja X”. As a result of such capital contributions, Cobranzas Regionales S.A. capital stock increased from Ps.1 million to Ps.391 million, represented by 391,000,000 shares of face value of Ps.1 each.
In 2019, Tarjetas Regionales, created a new digital financial company, called “Naranja Digital Compañía Financiera S.A.U.” designed to reach and offer digital banking services to the underbanked population of Argentina. The formation of said company was approved by the BCRA on September 16, 2019, by Resolution 205 of the BCRA. Naranja Digital Compañía Financiera obtained the license to commence operations from BCRA. For further information see “Item 4. “Information on the Company” – A. “History and Development of the Company” – A.1 “History” -Grupo Financiero Galicia”.
On May 28, 2020, the Board of Directors of Grupo Financiero Galicia S.A. agreed with the minority shareholders of Tarjetas Regionales to proceed with a corporate reorganization process. Through this corporate reorganization, the minority shareholders of Tarjetas Regionales, Fedler S.A. and Dusner S.A., holders of 17% of Tarjetas Regionales’s shares, spun-off their shares and were absorbed, through a merger by Grupo Financiero Galicia. On September 14, 2020, Grupo Financiero Galicia and the companies Dusner S.A. and Fedler S.A. executed the Preliminary Spin off - Merger Agreement and on December 15, 2020 the definitive spin off - Merger Agreement took place. For further information see “Item 4. “Information on the Company” – A. “History and Development of the Company” – A.1 “History” - “—Grupo Financiero Galicia”.
In September 2020 and October 2020, Cobranzas Regionales S.A. received from its shareholders, Naranja and Tarjetas Regionales, irrevocable equity contributions that were designed to absorb losses in a total amount of Ps.368,421,052.64 (which, as adjusted for inflation, is equal to Ps.1,162,234,910 as of December 31, 2022). At the same time Cobranzas Regionales launched “toque” a new service of Naranja mainly used by merchants to accept payments made from clients with any debit or credit card through a wireless device and totally integrated with the electronic wallet, Naranja X.
On September 15, 2020, Tarjetas Regionales signed an irrevocable equity contribution agreement with Grupo Financiero Galicia for a total amount of Ps.1,000,000,000 (which as adjusted for inflation is equal to Ps.3,273,282,582 as of December 31, 2022) to be paid in two tranches. On the aforementioned date, Tarjetas Regionales received the first tranche of the irrevocable contribution in a total amount of Ps.175,000,000 (which as adjusted for inflation is equal to Ps.572,824,452 as of December 31, 2022). Tarjetas Regionales received the second tranche on October 30, 2020, in a total amount of Ps.825,000,000 (which as adjusted for inflation is equal to Ps.2,602,576,031 as of December 31, 2022).
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
Finally, with all the businesses that Tarjetas Regionales oversees, since 2020 and going forward, the goal has been to become the preferred technological and financial platform by Argentines. In order to work towards this goal, during 2020 Tarjetas Regionales redefined its purpose. It is now focused on meeting the noted goal, which it believes will allow it to offer new products and services in a streamlined and straightforward manner that will result in mass appeal and facilities an efficient customer and best-in-class customer experience. Related to this new approach, during 2020 Tarjetas Regionales launched a new umbrella brand for the entire business called Naranja X, which includes all the businesses such as credit card, merchants and financial services.

During 2021, new technological tools were added, and new products were designed that were tailored to the way that people spend their money, and a platform was developed that helps them with their daily needs. To face future challenges and expected growth, Naranja X will continue seeking to add talent with a technological background to its Engineering, Architecture and Data & Analytics teams.
Throughout 2022, Naranja X made the decision to provide financial education support to its existing and potential clients and to the public in general. During 2022, Naranja X shared basic financial advice and tips related to day-to-day money management for the general public, through social networks and other digital platforms, including the blog "Hablemos de plata" ("Let's talk about money"), which was created in October 2021. The purpose behind this financial education support was to create general public interest and interaction with Naranja X and its publications about savings, investments and debunking myths. In this way, Naranja X intended to strengthen its goal of democratizing financial and investment services opportunities for everyone.
iv) Sudamericana Holding
In 1996, Banco Galicia entered the bank insurance business, through the establishment of a joint venture with Hartford Life International to sell life insurance and annuities, in which it had a 12.5% interest. In December 2000, Banco Galicia sold its interest in this company and purchased 12.5% of Sudamericana, a subsidiary of Hartford Life International. As a result of various acquisitions, Grupo Financiero Galicia owns 87.5% of Sudamericana (with the remaining 12.5% being held by Banco Galicia) which offers life, retirement, property and casualty insurance products in Argentina through its subsidiaries Galicia Seguros S.A.U. (“Galicia Seguros”), which provides property, casualty and life insurance, Galicia Retiro Compañía de Seguros S.A.U. ("Galicia Retiro"), which provides retirement insurance, Galicia Broker Asesores de Seguros S.A. ("Galicia Broker"), an insurance broker, and Well Assistance S.A.U. which provides assistance services.
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
vi) Galicia Warrants
Incorporated in 1993, Galicia Warrants has been providing a wide range of financial services to the agricultural and industrial sectors. Its administrative headquarters are located in the Autonomous City of Buenos Aires and it has an important logistics and storage center in the city of San Miguel de Tucumán that is currently rented. Its shareholders are Grupo Financiero Galicia, which holds 87.5% of the outstanding equity interests of Galicia Warrants, and Banco Galicia, which holds the remaining 12.5% outstanding equity interests.

vii) IGAM / Inviu
Incorporated in 2019, IGAM is the holding company of Inviu and Inviu Uruguay. IGAM is registered in Delaware, USA.
Inviu operates in the investment management industry. Its purpose is to provide broker and financial advisory services while working to build trustworthy and long-term relationships with its clients and prospects. Inviu scope of business is mostly local.

On July 23, 2021, Inviu Uruguay Agente de Valores S.A. obtained authorization from the Central Bank of Uruguay to operate as a securities agent, becoming, as of such date, a regulated financial institution under the provisions of the Financial Intermediation Law and the regulations issued by the Central Bank of Uruguay.
viii) Galicia Securities
Galicia Securities was incorporated on December 23, 2015, under the name of 34 Grados Sur Securities S.A. and was acquired by Grupo Financiero Galicia on May 5, 2020.
On May 6, 2020, during an Extraordinary Shareholders’ Meeting of Galicia Securities, the shareholders of Galicia Securities approved a name change to Galicia Securities S.A.
Additionally, on September 10, 2020, in the Ordinary and Extraordinary General Meeting, the company's name was amended to Galicia Securities S.A.U.
Galicia Securities is authorized to act as a settlement and compensation agent and placement and distribution agent of mutual funds in Argentina. The stated purpose of Galicia Securities is to conduct on its own behalf, on behalf of third parties, or through agents, agencies or branches, the operations which are typically performed by settlement and compensation agents and distribution agents and those authorized by current Argentine laws.
Galicia Securities is a member of the Argentine Stock Exchange Market (“BYMA”) and the Argentine Electronic Open Market.
ix) Agri Tech
Agri Tech Investments LLC was established on April 1, 2022 in the United States of America, with the purpose of providing a digital array of products and services that optimizes agricultural management and makes it simple, practical and integrated.
Agri Tech is the holding company of Agri Tech Investments Argentina S.A.U.
A.2 Capital Investments and Divestitures
During 2022, our capital expenditures amounted to Ps.18,529 million, allocated as follows:
•Ps.8,490 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fixtures);
•Ps.10,039 million in licenses and other intangible assets.
During 2021, our capital expenditures amounted to Ps.20,541 million, allocated as follows:
•Ps.10,042 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and
•Ps.10,499 million in licenses and other intangible assets.
During 2020, our capital expenditures amounted to Ps.22,796 million, allocated as follows:
•Ps.12,776 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and
•Ps10,020 million in licenses and other intangible assets.
These capital expenditures were primarily made in Argentina.
For a description of our divestitures in 2022, 2021 and 2020, please see “—History” —“Grupo Financiero Galicia”, “Banco Galicia” and “Naranja X”.

A.3 Investment Planning
We have budgeted capital expenditures for the fiscal year ending December 31, 2023, for the following purposes and amounts:

December 31, 2023
(in millions of Pesos)
Infrastructure of Corporate Buildings, Tower and Branches (construction, furniture, equipment, phones and other fixed assets)	12,852
Organizational and IT System Development	15,072
Total Investment Planning	27,924
These capital expenditures will primarily be made in Argentina. Management believes that internal funds will be sufficient to finance capital expenditures for the year ending December 31, 2023.
The SEC maintains the following website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC: http:// www.sec.gov. Our website is www.gfgsa.com.
B. Business Overview
B.1 Business
(i) Banking
Banco Galicia is one of Argentina’s largest full-service banks and is a leading provider of financial services in Argentina. It is also our largest subsidiary. According to information provided by the BCRA, as of December 31, 2022, Banco Galicia ranked first in terms of assets, in terms of loans and in terms of deposits within private-sector banks in Argentina. As of the same date, Banco Galicia also ranked first among private-sector domestic banks in terms of assets, in terms of loans and in terms of deposits. Its market share of private sector deposits and of loans to the private sector was 10.59% and 11.79%, respectively, as of December 31, 2022. As of December 31, 2022, Banco Galicia had total assets of Ps.2,931,529 million, total loans and other financing of Ps.947,521 million, total deposits of Ps.2,122,306 million, and its shareholders’ equity amounted to Ps.500,734 million.
Banco Galicia provides a full range of financial services through one of the most extensive and diversified distribution platforms amongst private-sector financial institutions in Argentina. This distribution platform, as of December 31, 2022, was comprised of 307 full service banking branches, located throughout the country, 991 ATMs and 1,002 self-service terminals owned by Banco Galicia, phone banking and e-banking facilities. Banco Galicia’s customer base was comprised of approximately 3 million customers, who were comprised of mostly individuals but who also included 25,682 companies. Banco Galicia has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, based on internal studies undertaken by Banco Galicia, it is estimated that Banco Galicia is one of the primary providers of financial services to individuals, one of the largest providers of credit cards, one of the primary private-sector institutions serving SMEs, and has traditionally maintained a leading position in the agriculture and livestock sectors. Banco Galicia’s primary clients are classified into three categories or segments, Wholesale, Retail and Financing, as explained further below in the Segment Tribes subsection.
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
Banco Galicia's main goal is to improve the day-to-day life of its customers and the general public. With that goal in mind, during 2022, Banco Galicia worked on further refining its cultural framework to be simpler and more agile, setting forth the following cultural values and guidelines to be followed by its employees and collaborators:
–Passion for our customers: Banco Galicia listens to the needs of its customers and anticipates such needs in order to design simple and effective solutions.
–Protagonists of the action: we resolve with freedom. We take responsibility for the decisions we make and the actions we take. We are committed to finding solutions today for tomorrow's needs. We empower ourselves and take responsibility for our actions because we share a clear vision.
–Team power: we are empowered as a team because we know that the whole is greater than the sum of its parts. We become one with the whole when we put ourselves at the service of others and when we understand the role we must play. We believe in open communication and constructive debate where all ideas are welcome.
–Innovate in what is different: we innovate in what is different. That is why we work with openness and encourage people to share their experiences, views, and opinions in a safe and respectful environment where they can be themselves. We are certain that these differences are the engine to continue innovating.
–We experiment to grow: we work with a learner's mentality. We prefer "yes, let's try it!" rather than "we always do it this way". We act boldly, without fear of error, and always based on data as a guide to achieving results. We know that success, and much of the fun that comes with it, lies in exploring new ways of doing things.
Additionally, Banco Galicia recognizes that its clients have different needs and that it is necessary to learn from each one of them in order to design the most innovative solutions in the market that allow it to make a positive impact on its clients lives, allowing such clients to enjoy their lives freely. Banco Galicia designed an individual development plan to accelerate the development of necessary skills and abilities to achieve the above goal.
a) Segments
Through segment tribes (i.e. multidisciplinary teams that are organized around one single objective) Banco Galicia offers clients a value proposition that meets their needs and behavior. Segments are focused on Banco Galicia’s clients' everyday operations, ensuring an agile and simple relationship between Banco Galicia and its clients that is designed to result in sustained customer growth. In order to best tailor its everyday client support and offerings, Banco Galicia has divided its clients in three segments as described below.
a.i) Retail Segment
The Retail Segment is made up of all clients, individuals and legal entities, with an annual turnover of up to Ps.900 million. This segment serves some 3.5 million customers, of which 3.1 million are individuals with no business activity, 320,000 are individuals with business activity, and 100,000 are small and medium enterprises.
The Retail Segment works to achieve the following objectives:
•The acquisition and retention of new clients, pursuing the achievement of the highest recognition as a financial platform.
•Offering end-to-end business solutions in order to provide the best market experience for each one of the clusters indicated below through differentiated value propositions.
•Understanding Banco Galicia’s customer lifecycle by identifying and understanding said clients' needs and providing customized offers when it comes to product and financial services.
•Achieving greater levels of financial inclusion and digitalization to make our customers’ day-to-day activities easier through financial education and simplification of our processes.

During 2022, Banco Galicia continued working on satisfying new needs, developing new functionalities in service channels, with special emphasis on digital channels, and adopting cutting-edge technologies to improve the experience and day-to-day life of its customers.
As an example of the above, during 2022 Banco Galicia focused on improving digital services, reducing waiting times and claim resolution processes, as well as improving interaction via email, chat and social networks. In addition, Banco Galicia incorporated the possibility for its clients to be assisted by a service officer through WhatsApp 24 hours a day, seven days a week, which leads to minimum response and resolution times. Consequently, the customer's communication experience was improved through the provision of personalized services for specific audiences, respecting the interests of each individual client and accompanying each client in their life cycle at the Bank. Push notifications were added to the Galicia App, which serve to inform each user about their account movements, expirations of services and products associated with the Bank, current promotions and new functionalities in digital operations.

All of the above investment, product and technology strategies and improvements, which are focused on turning Banco Galicia into an increasingly self-managed and digital bank, resulted in an increase in transactions and interactions during 2022 as compared to 2021.

During 2022, digital channels registered 2 million customer log-ins per month, 1.6 million operating through Online Banking and 1.4 million operating through Banco Galicia's App. This is equivalent to 60% of active customers logging in monthly to digital channels, 46% operating through Online Banking and 40% operating through the App. This is all part of the Bank's digital service model, which has been increasingly adapted to the needs and preferences of the customer portfolio.

Clients in the Retail Segment are divided in the following clusters according to the type of services they are provided, as further described below:
•Personas (Individuals)
•MOVE (Individuals)
•EMINENT (Individuals)
•Negocios & Profesionales (Business and Professionals "NyPs")
•PyMEs (small and medium enterprises “SMEs”)
1.Personas, Prefer and MOVE Cluster: Banco Galicia serves more than 3 million customers, and 86% of those clients belong to these two clusters. All of the clients not included in the other clusters are considered to be included within these two clusters. For the universe of Personas and MOVE, during 2022, Banco Galicia continued to promote initiatives that impact its customers' entire life cycle at the Bank, starting with registration and welcome steps through biometric processes that protect the clients´identity, to digital access to solve their after-sales needs and requests.
As a way of staying close to its customers and adding value to their day-to-day activities, Banco Galicia organizes and holds informative events and talks led by renowned speakers on different topics of interest, such as politics and the economy. At the same time, continuing its work on financial education and customer protection, the Bank expanded content related to financial tools and cybersecurity.
In the particular case of MOVE, although this cluster initially focused on university students/young professionals or other "independent" customer profiles, today it is a 100% free digital proposal that is fully open to anybody who wants to be a client (without age limits). For our MOVE customers, the vertical gaming and digital education proposals stand out, with alliances in E-sports and Coderhouse (an institution that offers programming courses, among others) to provide Banco Galicia's clients with unique experiences and access to quality training for digital skills with exclusive discounts.
2.EMINENT Cluster: Banco Galicia seeks to satisfy the needs of its most demanding and outstanding customers through three pillars of service: exclusive attention, personalized benefits and experiences, and agile and simple processes. With the aim of establishing long-term and trustworthy relationships, Banco Galicia offers the Galicia ÉMINENT premium service, which provides differential and exclusive attention to its clients through ÉMINENT executives in the branch network and also digitally through Galicia Conecta using personal WhatsApp messages or e-mails, no matter the location, with 24x7 service.

3.Business & Professionals (“NyPs”) and SMEs Cluster: Within our SMEs cluster client base, 50% of our clients is dedicated to activities related to wholesale/retail trade and the reaming 50% are dedicated to activities related to the service, industrial, agricultural and mining sectors. During 2022, Banco Galicia's client base in this cluster reached a total of more than 108,000 SMEs (which represents a 13% increase as compared to 2021) and 400,000 NyPs, including more than 46,000 businesses within these two segments.

In 2022, Banco Galicia launched a new service model for SMEs and NyPS which consisted of providing remote access for executives so that they do not need to be physically present in the corresponding branch, improving customer service experience and providing faster responses to customer inquiries, helping to further develop such clients' businesses on a remote basis. Additionally, Banco Galicia continues to strengthen its special offer for startups by adjusting and customizing its different credit lines to the specific activities and needs of each client.

In addition, during 2022, Banco Galicia repositioned "Buenos Negocios", a brand used within the NyPs and SMEs cluster, by organizing and holding several meetings, events, talks and courses led by renowned speakers on different topics of interest to its customers, offering its clients business networking opportunities and introducing them to valuable financial tools and services. These events were attended by more than 25,000 attendees overall, including businesses, entrepreneurs and SMEs.
During 2022, Banco Galicia continued to promote special offers for new start-up clients, and to adjust and customize its different credit lines to the specific activities and needs of each corresponding SME. It also adjusted and customized some of the services provided to entrepreneurs, independent professionals and businesses, not only as a result of changes in the dynamics of Banco Galicia's attention and self-management, but also to satisfy its clients needs, who requested traditional payment and collection services to transition to digital and online based payment and collection services (for more information, see Sales and Marketing).
In addition to the above, consistent with Banco Galicia’s goal to promote the development of sustainable businesses; in 2022 Banco Galicia reinforced its alliance with Sistema B through the third edition of the +B Line, a financing line offered to companies committed to environmental protection and safeguards in their production activities, offering such companies access to subsidized rates to enable them to accelerate their growth. In 2022, the Bank provided Ps.52,782,245 in financing from the +B Line.
a.ii) Wholesale Segment
The Wholesale Segment was comprised of 25,682 customers as of December 31, 2022 (both individuals and legal entities), and divided in the following clusters (depending on each client's profile and activities, as described further below): (i) corporate, (ii) companies and (iii) agribusinesses.
The Wholesale Segment is focused on providing its clients with a business platform that offers specialized financial and business advice. This segment works to provide an agile and straightforward experience to its clients. Banco Galicia creates lasting bonds with clients through a value proposition that leads to recurring and growing results.
For this reason, Banco Galicia continues to enhance a single channel strategy for Wholesale Banking customers, focusing on relationship banking and the provision of customized and highly specialized attention and service. In line with this strategy and in order to provide national coverage to these clients, there are currently 20 business centers.
The purpose of the Wholesale Segment is to provide customers with tools that drive growth for their business. In order to do so, this segment provides technological solutions that allow for rapid response times for client needs. As part of these solutions, in 2022, Banco Galicia launched a program called "Socios de Valor", which connects the value chain between suppliers and buyers. The Bank also provides the same level of service at all points of contact, thus providing for consistent customer service.
During 2022, this segment's "Office Banking", a digital banking interaction channel, doubled its traded volumes and number of transactions as compared to 2021 thanks to newly incorporated capabilities which allowed many customers to transact through such channel 24 hours a day, 7 days a week. In addition, Banco Galicia also improved its "Office Banking" app, adding new features that allow customers in the Wholesale Segment to carry out transactions from any location where they are present.
The main types of transactions and products utilized by the Wholesale Segment banking customers, which are comprised of payments and collections, foreign trade and financial and investment products, are 100% digital and self-managed.

As part of Banco Galicia's objective within the Wholesale Segment, which is to continue building loyalty and strengthening customer relationships, in 2022, Banco Galicia resumed face-to-face interactions with its clients, holding more than 100 live events throughout the year, and also continuing to provide digital talks and seminars featuring content of interest to its customers related to the economy, politics and digitalization. This combination of face-to-face and digital events allowed Banco Galicia to reach many parts of the country.

During 2022, Banco Galicia together with La Nación newspaper, participated in the Agricultural Excellence Award (PEA), which recognizes those agribusiness companies that stood out for their technological innovation, sustainability practices, agricultural technology and role in regional economies, among other categories.
Looking forward, the Wholesale Segments’ challenge in 2023 will be to continue providing new digital solutions to support its companies’ growth as the primary means to help drive local economic growth. As described above, the Wholesale Segment focuses on three core areas: customer experience, efficiency and business growth, and, based on these three areas, the following objectives were determined:
•To maximize our clients’ profitability through enhanced offerings and cross-selling, improving the length of the customer’s relationship with Banco Galicia.
•To provide the best experience by anticipating and responding to customer relevant events through digital and self-management channels.
•To optimize the digital relationship cycle by facilitating and encouraging the use of digital products as well as generating a digital journey design for these companies.
Clients in the Wholesale Segment are divided by the type of services that they are given in the following clusters as described below:
•Companies
•Agribusiness
•Corporate banking

1.Companies cluster: Clients in this category are those clients whose annual total sales are between Ps.900 million and Ps.10 billion, including all economic activities: industries, marketers, services, mass consumption, etc. They are attended by specialized executives in each region of the country.
During 2022, Banco Galicia continued to promote and improve all of the collection and payment solutions offered through the "Office Banking" tool and the "Office App", making it easier for its customers to operate and transact in an agile and straightforward manner. In addition, Banco Galicia began incorporating the network connection to these tools via API, allowing for the functionalities of the same to be used by other applications or software.
As it relates to businesses, in 2022, Banco Galicia launched the "NAVE" platform, which has the purpose of simplifying its clients day-to-day operations, providing them with tools that make it easier for them to focus on their sales, allowing them to save time by running their business in a faster and more practical way.

Banco Galicia continues to provide credit to companies with extensive offers of financing lines with the possibility of fully and quickly accessing them for working capital and investment projects. It also provides SMEs companies with productive line offers, monetizing Ps.19,728 million in short-term lines and Ps.3,230 million in long-term lines.

In 2022, Banco Galicia started offering financial leasing services through the "Office Banking" platform and expanded the offer of financings guaranteed by Sociedad de Garantía Recíproca ("SGR") which are also 100% digital.

2.Agribusinesses cluster: This cluster within the Wholesale Segment is the only one that is determined by the activity of the clients it serves. Given the characteristics of every company, for companies that focus on agriculture and, in particular, the production of agricultural goods, it is crucial to offer a service model that will respond to their needs and complexity in a personalized way. Banco Galicia has always supported the development of Argentine agricultural producers and companies throughout the agro-industrial chain.

Banco Galicia accompanies the digital transformation of its Agribusiness clients by promoting digital and agile solutions for their daily operations in their different stages of developing and taking into account the seasonality of their business. Thus, improve their cash flow allowing the efficiency in the operations with e-checks, salary payments, service payments and collection solutions at very competitive costs and 100% online through Office Banking.

Banco Galicia adds value through the provision of digital products to finance the purchase of inputs and capital goods and to provide working capital to Agribusiness Cluster clients. These products are used by companies in this cluster as a primary means of payment for such goods and services in the producer´s account. The launch of Nera, Grupo Galicia's newest subsidiary in 2022 will allow Banco Galicia to continue developing and improving its digital financing products and offerings.

3.Corporate cluster: This cluster features a service model that is based on developing commercial, strategic and close, long-term relationships. This category is comprised of 835 economic groups with annual sales that start at a minimum of Ps.10,000 million or that -given the complexity of their businesses or their multinational profile- might require very specific attention in terms of financial advice and structuring.

After considering the particularities of the business within this category, the economic sectors in which they operate and the markets that companies in this category access (or hope to access), Banco Galicia designed solutions adapted to their demands and required response times, leveraged by the use of digital transactional banking.

In respect of capital markets transactions, during 2022 Banco Galicia continued to play a leading role, participating in 72 corporate issuances for an aggregate amount greater than Ps.278,690 million, a 92% volume increase when compared to 2021.
a.iii) Financial Segment
The Financial Segment includes (i) financial institutions clients, (ii) the public sector and (iii) institutional clients which are described below.
(i)Financial institutions: At an international level, Banco Galicia’s relationships in the financial institutions cluster are comprised of correspondent banks, international credit agencies, official credit banks, and export credit insurance companies; whereas at a domestic level, Banco Galicia’s clients include banks, financial companies, exchange bureaus, fintechs and other entities that carry out related financial activities.
Banco Galicia continues to enjoy long-term relationships with multilateral organizations and official credit banks, with the purpose of expanding the range of services offered to its client base, mainly in the agro-industrial sector and in the areas of energy efficiency and renewable energies.
At a local level, business opportunities with financial institutions came in the form of transactional services, applying technology to payment and collection services with an emphasis on improving the client experience and consolidating long-term relationships.
(ii)Public Sector: This segment focuses on the development of the Bank’s relationship with, among other entities, National, Provincial and Municipal States, State-Owned Companies, State Universities and Educational Institutions, Savings Banks, Schools, Unions’ and Healthcare Service. The purpose of the Public Sector cluster is to provide customers with investment services and their custody, transaction products and the salary service, among others.
During 2022, Banco Galicia participated in, and was selected as winning bidder of, certain tender processes to provide financial services to the National University of Misiones, the National University of Avellaneda and the University of Buenos Aires. This allowed the Bank to grow in terms of asset gathering and at a transactional level, achieving visibility in an increasingly competitive market.

Additionally, Banco Galicia managed to be engaged as financial agent for the Municipality of the City of Mendoza, allowing it to reaffirm its commitment to said province and generate new business on a large scale.
Finally, during 2022, Banco Galicia made efforts to connect its clients to "Galicia Securities", a channel 100% committed to the provision of investment advisory services. This allowed the Bank to increase the size of its investment portfolio, which grew significantly as compared to 2021.
(iii)Institutional: This segment is comprised of the Bank´s clients that are mutual funds, insurance companies and other institutional funds (e.g. the National Social Secutiry Administration (Administración Nacional de la Seguridad Social, ANSES)) served by the Bank. These clients generally require services consisting of investments (purchase and sale of public and private bonds, through the primary and secondary markets), demand and term deposits, and custody of assets.
b) Trading & Global Markets
One of the main responsibilities of the Office of Trading & Global Markets is the administration and operation of the positions in foreign currency, financial derivatives, liquidity position and securities, public or private, for its own portfolio or intermediation, in the primary or secondary market, with counterparties or clients.
With the latest information available in 2022 regarding the secondary market for fixed income products, Banco Galicia was ranked the sixth place in the total ranking in MAE in the last twelve months, with a 5.72% market share, being the second bank on the list and the first one with private national capital.
In relation to the primary market for fixed income, and according to the latest information available from MAE, Banco Galicia continues to be one of the leading entities in the consolidated ranking (Trusts, Corporations and Sub sovereigns) of amounts awarded, with a market share of 11.9%. Likewise, the provision of comprehensive advice to its clients has allowed Banco Galicia to stand out especially in the placement of corporate securities, also occupying the first place in the ranking but with a market share of 18%.
In the foreign exchange market, Banco Galicia got second place in the MAE Ranking, after having operated US$16,578 million of the US$122,637 million during 2022. The volume traded was decreased by 10.58% during 2022.
Regarding the bilateral market of futures, Banco Galicia got third place in the MAE Ranking, operating a total volume of US$98,1 million. Regarding the guaranteed MAE futures market, Banco Galicia got first place, trading US$10,536 million with a 27.9% share.
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
During 2020, Naranja launched Tarjeta Virtual Naranja, available via the Naranja App and Naranja Online (“NOL”), to better assist clients in the context of the COVID-19 pandemic. This card allows customers to make purchases online in a more secure way.

During 2021, Naranja X’s objective was to promote the use of the Naranja X card, reduce the number of inactive accounts and minimize its card cancellations. During 2021, annual consumption grew by 21%, as did the average consumption per customer, with Naranja X recording 13% more transactions as compared to 2020. Throughout 2021, the number of inactive accounts decreased by 16% as compared to 2020 which was coupled with a 27% reduction in the number of account cancellations, during the year as compared to 2020. In addition, during 2021, Naranja X maintained an activation ratio of 77% at 90 days following the opening of an account. These results were possible, in part, due to the use of analytical models that allowed Naranja X to provide personalized offers and promotions that were tailored to its individual customers. In connection with these personalized and tailored offers and promotions, Naranja X also proactively provided its customers with advance increases in their credit card limits; thus resulting in increased consumption and decreasing the number of transactions that were declined. due to a lack of remaining credit. During 2021, four waves of large credit limit increases were provided which favorably impacted the experience of 2.6 million customers.
Naranja X continued consolidating its leading position in the regional credit cards market in 2022.
In December 2022, Naranja X issued 3.1 million account statements, 1% more than in 2021. Authorized cards totaled 8.5 million, including Naranja X Classic, Naranja X Visa, Naranja X MasterCard and Naranja X American Express. In addition, annual transactions increased 8% while average monthly consumption in the year reflected a 5% increase in real terms as compared to 2021.
Naranja X will continue to rely on its strategic pillar of “Organizational Culture and Customer Experience” to grow its customer base and business during 2023.
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
Galicia Seguros, Galicia Retiro and Galicia Broker are subsidiaries that operate exclusively in Argentina and their total premiums and surcharges earned was equal to Ps.23,786 million in 2022.
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
B.2 Competition
Due to our financial holding structure, competition is experienced at the level of our operating subsidiaries. We face strong competition in most of the areas in which our subsidiaries are active. For a breakdown of our total revenues, for each of the past three fiscal years, for the activities discussed below (i.e., banking, credit cards and insurance), see Item 5. “Operating and Financial Review and Prospects”-A. “Operating Results”.
i) Banking
Banco Galicia faces significant competition in all of its principal areas of operation from foreign banks operating in Argentina (mainly large retail banks which are subsidiaries or branches of banks with global operations), Argentine national and provincial government-owned banks, private-sector domestic banks and cooperative banks, non-bank financial institutions as well as digital banks and virtual wallets.

Regarding private sector customers, Banco Galicia's main competitors are large foreign banks and certain domestically owned private sector banks. Banco Galicia also faces competition from government-owned banks. In this context, in recent years Banco Galicia has maintained a growing trend in its share of the deposit market.
Banco Galicia’s estimated market share of private-sector deposits in the Argentine financial system was 10.59% as of December, 2022, as compared to 10.30% as of December, 2021 and 10.07% as of December, 2020.
With respect to loans extended to the private sector, Banco Galicia’s Argentine market share was 11.79% as of December, 2022, as compared to 12.18% as of December, 2021 and 13.01% as of December, 2020, respectively, according to the information published by the BCRA.
According to the information published by the BCRA, as of December 31, 2022, Banco Galicia was the largest private-sector bank in Argentina as measured both by its net worth and by its deposits and loan portfolio.
Banco Galicia believes that it has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, Banco Galicia believes it is one of the primary providers of financial services to individuals, the primary private-sector institution serving SMEs, and has traditionally maintained a leading position in the agriculture and livestock sector.
ii) Argentine Banking System
As of December 31, 2022 (the date on which the BCRA's latest update was issued), the Argentine financial system consisted of 77 financial institutions, of which 63 were banks and 14 were financial non-bank institutions (i.e., finance companies). Of the 63 banks, 13 were Argentine national and provincial government-owned or related banks. Of the 50 private-sector banks, 35 were private-sector domestically owned banks and 15 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks).
Consolidation has been a dominant theme in the Argentine banking sector since the 1990s, with the total number of financial institutions declining from 214 in 1991 to 77 as of December, 2022.
As of December 31, 2022, the top 10 banks in Argentina, in terms of total deposits, were: Nación, Provincia, Galicia, Santander, BBVA, Macro, Credicoop, Ciudad, ICBC and HSBC.

Banco Nación, Banco Provincia and Banco Ciudad are government owned banks. Banco Galicia, Banco Macro and Banco Credicoop are locally owned while the rest are foreign owned. These 10 banks hold 76% of total deposits in the Argentine financial system while the other entities hold the remaining 24%.

As far as loans are concerned, the same 10 banks appear in the top positions, with the exception of Credicoop, replaced by Banco Patagonia. These banks hold 78% of total loans in the Argentine financial system.
As of December 31, 2022, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación, Banco de la Provincia de Buenos Aires and Banco Ciudad de Buenos Aires. Under the provisions of the Financial Institutions’ Law, public-sector banks have comparable rights and obligations to private banks, except that public-sector banks are usually chosen as depositaries for public-sector revenues and promote regional development and certain public-sector banks have preferential tax treatment. The bylaws of some public-sector banks provide that the governments that own them (both national and provincial governments) must guarantee their commitments.
Foreign banks continue to have a significant presence in Argentina, despite the fact that the number of these financial institutions decreased from 39 at the end of 2001 to 15 as of September, 2022, and the fact that their share of total deposits has decreased since the 2001-2002 financial crisis while the share of domestic private-sector banks has increased.
The Argentine banking sector focuses on transactional business and lacks a robust supply of medium and long-term lending. Local financial system deposits and loans are equivalent to 21.6% and 9.2% of the GDP respectively, well below those same ratios for other countries in the region.

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
In order to compete effectively at a national and regional level, Naranja targets low- to middle-income clients by offering personalized services in each region, focusing their commercial efforts mainly on such segments. While other Argentine credit card issuers and consumer loan providers focus on earning interest on outstanding personal loans and credit card balances, Naranja also focuses on and has access to additional sources of revenues including merchant fees and commissions, which allows it to offer competitive pricing and financing terms. The broad geographical reach of their distribution network, which is the second largest in Argentina, has allowed Naranja to establish a local presence in all the provinces of Argentina.
Naranja believes that their diversified and consistent funding sources, significant network of branches, robust information technology infrastructure, relationships with over 73,000 average annual active merchants and the brand recognition they enjoy provide them with a competitive edge to consolidate and expand their market share in their target market segment, making it difficult for new players to effectively compete in this market segment on a national scale.
iv) Insurance
Sudamericana’s subsidiaries face significant competition since, as of December 31, 2022, the Argentine insurance industry was comprised of approximately 181 insurance companies, 15 of which were dedicated exclusively to annuities. Subsidiaries of foreign insurance companies and the world’s largest insurance companies with global operations are among these companies.
During 2022, the insurance industry slowed down. Production amounted to Ps.2,407,793 million, 1.8% lower than the level recorded for the prior year. Out of the total insurance production in 2022, 85% related to property insurance, 13% related to life and personal insurance, and 2% related to retirement insurance.
Within the 85% corresponding to property insurance, the automotive insurance segment continues to be the most significant segment, representing 47%, followed by the workers’ compensation segment, representing 27%. Within the life insurance segment, the group life insurance segment was the most significant, representing 58%, followed by individual life insurance, representing 19%, and personal accident insurance, representing 15%.
As of December 31, 2022, based on internal studies undertaken by Galicia Seguros, it is estimated that Galicia Seguros ranked sixth in terms of net premiums for personal accident insurance underwritten, first in terms of net premiums for home and theft insurance underwritten, and sixteenth in terms of net premiums for life insurance underwritten.
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
During 2022, with the purpose of improving its customers' experience, Banco Galicia carried out a study to understand the value of customer service and resolution processes. The study was carried out through interviews and customer profiling, with assistance from the Bank's Design and Customer Experience teams. The study enabled the Bank to detect processes that needed improvement in order to increase customer satisfaction, and served as the basis for the definition of the following customer service principles and guidelines:

–Customer Service 24x7: Always available
The Bank's goal is to always be available for its clients. Banco Galicia developed digital solutions which enable the client to self-manage its account, and improved assisted service centers to provide an outstanding experience for the client in every interaction.

As part of the digital solutions mentioned above, the Bank introduced the “Chat 24 x 7” initiative, becoming the first Argentine bank to provide assistance to customers every day at every hour. Additionally, Banco Galicia developed tools and solutions for its clients to self-manage their information needs.
–Problem Solving: Provide assertive responses upon first contact
This principle involves providing an assertive response to the client upon first contact. In order to achieve this, Banco Galicia worked together with its Planning and Customer Experience departments to determine the impact that problem solving upon first contact can have on the customer's experience.
–Experience: Customer satisfaction at every interaction

During 2022, Banco Galicia experienced exponential growth, both as it relates to its self-management channels and the channels managed by the Contactability Tribe. This growth is due in part to the expertise and resolution it brought to its channels.
The chart below sets forth Grupo Financiero Galicia’s sales network as of December 31, 2022.

As of December 31, 2022
Branches (number)
Banco Galicia	307
Naranja X	162
Business Centers and In-House Facilities	22
Electronic banking terminals (number)
ATMs	991
Self-Service Terminals	1,002
Toque	33,174
Digital banking transactions
Online Banking (app and web)	170,998,804
Office Banking (app and web)	31,426,429
Clients
Banco Galicia	3,574,356
Naranja X	4,330,066
Galicia Seguros	1,916,059
Galicia Asset Management	201,047
Inviu	41,766
Galicia Securities	3,513
a) Digital and Self-Management Channels
During the last years, Banco Galicia developed solutions to enable its clients to self-manage their information needs. It also enhanced and improved its interactive voice response systems ("IVRs") capabilities, adding new features to "Gala", its virtual assistant, and improving the content of the help section for individuals.
In promoting self-management, Banco Galicia carried out the following actions in order to increase digital access for its clients:

Banco Galicia incorporated a new "Help Section" into its web and mobile channels, creating an unassisted channel focused on providing self-management capabilities for its Retail and Wholesale customers. This channel aims to help customers self-manage their queries and guide them toward a 24x7 digital contactability experience.
Likewise, Naranja X continued working on the digitalization of its platforms and updated its features, adding new technologies and processes while also further refining existing channels in order to improve the overall customer experience. The developments implemented focused on three main objectives:
•Developing digital platforms with the best customer experience in the market.
•Enlarging the portfolio of fully digital clients by offering products and allowing consultations in all of its platforms.
•Enabling Naranja X’s businesses to function through technological innovation.
As of the date hereof, these are some of Grupo Financiero Galicia’s (or its subsidiaries) digital and self-management channels:
1.Galicia App: this is the mobile online banking app for Banco Galicia. It allows clients to manage their day-to-day banking needs in one place, enabling them to send and request money transfers, make payments with a QR code, withdraw cash without a card, pay for services, request loans, make investments, purchase insurance coverage and control their expenses. In 2022, the app was used by more than 2 million clients, averaging 63 million monthly logins. In addition, the Galicia App continued to offer functionalities such as contactless payments for Visa and Mastercard, display of outstanding installments and reporting of lost or stolen cards.
2.Online Banking: this is a web-based online platform that Banco Galicia offers to clients in its Retail Segment. Through this platform, clients can pay services, make transfers, view and download account transactions, consult their available credit cards, apply for personal loans, invest in Fima Funds and apply for insurance.
3.Office Banking: this is a web-based online platform that Banco Galicia offers to clients in its Wholesale Segment. Banco Galicia has promoted self-management, and the Office Banking platform allows companies to carry out a credit assessment of themselves with just one click. The Office Banking platform, both through its web and mobile versions, offers the Bank's clients the ability to manage their businesses from any location. Banco Galicia continues to make technological improvements to offer more robust solutions to companies and add new functionalities to the Galicia Office App.
In 2022, more than 110 thousand clients used Office Banking, averaging over 6 million monthly logins. Additionally, the Galicia Office App was relaunched featuring new functionalities: transaction simulation in connection with, and taking out of, immediate loans 24 hours a day, issuance of checks and simulation of their sale, payment and management of services, consultation with Fima Funds, making transfers on any desired day and time and registering account salaries for employees 24 hours a day.
As it relates to the web version of Office Banking, Banco Galicia added new functionalities that allow customers to (i) access their credit rating online to know the lines and amounts of financing available to them, (ii) issue electronic checks 24 hours a day and (iii) make use of 100% online payment solutions.
4.Gala: this is the name of Banco Galicia’s virtual assistant. It is featured in five different channels and it functions 24x7. Gala was designed to answer customer and non-customer inquiries, providing information on more than 200 topics related to products, services, password management and Quiero! Points, among other things. It also allows the customer to know the status of the shipment of products. This virtual assistant is prepared to transfer clients to a bank official at the digital call center whenever it fails to understand what the person is trying to ask. In 2022, Banco Galicia added new features to Gala in order to further digitize customer related interactions and inquiries, such as PIN restoring, balance display, display of transaction limits and available balances on credit cards, display of latest checking account movements, provision of latest account PDF summaries/extracts, CBU and Alias (which codes are used to identify a person's account) consultation and proof, consultation of closings and expirations, card replacement, resolution of foreign trade transfer status inquiries, display of Delivery Status of cards, card redemption and card delivery between branches and resolution of FIMA fund balance inquiries.
5.Laia: Galicia Seguros added more sales and after-sales procedures to their BOT "Laia", such as requesting a policy, scopes of coverages, lodging complaints for losses and additional services. Galicia Seguros, improved their service through WhatsApp, which is the channel handling between 20% and 30% of the transactions, streamlining it and making it accessible for all operations with customers.
6.Nixi: In 2022, Naranja X developed an automated service bot via WhatsApp in order for its services to be available through such app. This automated service bot was well-received by customers. By encouraging online payments, online product downloads and online credit card purchases, Naranja X has succeeded in making customers understand that the products and services offered are part of a single ecosystem. Galicia Seguros also launched its corporate WhatsApp channel to streamline all procedures, and this channel became the clients’ first option when contacting Naranja X.
7.NX App: Naranja X continued working on the migration of credit card self-management functionalities from the Naranja application to the Naranja X mobile application. Additionally, it sought to migrate the channels and access points to a single Naranja X ecosystem, adapting the conversational style and the Chat and WhatsApp accesses.
8.Social Media Networks: Banco Galicia uses social media networks to inform, educate and solve inquiries. Through close, empathic content, Banco Galicia focuses on financial education and awareness about cybersecurity. Every month it conducts social listening in order to listen to the concerns raised by the audience and has noted the high interest in content related to all aspects of sustainability, which encourages Banco Galicia to always have sustainability related matters on its schedule.
Naranja X’s 2022 social media strategy was based on six content pillars: product and sales proposal, financial inclusion and education, promotions, cybersecurity, community and environment. Banco Galicia conducted the core campaign “Gente en Ascenso” (Advancing People), created with the purpose of encouraging financial improvement and the idea that everything in life can be achieved.
In order to continue favorably positioning Naranja X products, Naranja X focused on sharing content about the Naranja X app, as well as its bank account and its credit and debit cards. Through campaigns and content created especially for social networks, Naranja X highlighted the accessibility of its products and the ease of resolving 100% of transactions online.
9.Nera platform: Through the Nera platform, Agri Tech connects producers with the main inputs suppliers in the sector to promote development throughout the ecosystem. This 100% digital tool generates immediate financing for the agriculture industry and unifies the purchase process with financing in the same channel. In order to promote agility and self-management, commercial users can manage their network and the commercial team can register new companies quickly and easily.
10.Inviu: our new financial innovation company, launched in 2021, through an innovative app focused on customers. Inviu brings investing individuals and companies closer to Financial Advisors through innovative digital tools that allow investing in the United States and the local Argentine market in just a few steps, fostering inclusion and accessibility to financial services.
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
During 2022, Banco Galicia worked on improving the contactability with its customers via chat in the face-to-face channels and implemented the "Mi Ejecutivo" (my executive) project with excellent results both in terms of resolution processes and in terms of satisfaction in the interactions with our customers.
Additionally, during 2020, Banco Galicia developed a new channel for its clients: supplementary financial services agents, also known as non-banking correspondents. Through this new channel, clients can carry out transaction operations, such as the payment of statement balances, receipt of ANSES subsidies (subsidies granted by the Argentine

Government Department that administers the funds of the country’s state-run pension system –“Administración Nacional de la Seguridad Social”-), and make cash withdrawals, in stores or collecting companies, such as Pago Fácil (“easy pay”). In this way, Banco Galicia expanded its geographic coverage and further grew its network of face-to-face service channels, resulting in an improved customer experience. Throughout 2022, through this service offering, Banco Galicia increased by 50% the number of transactions made by its customers, and reached 313,020 new users.
c) Automatic Banking
Automatic banking is comprised of self-service terminals (TAS) and ATMs, all of them located at Banco Galicia and Naranja X branch offices and other spots in the country.
Through the self-service terminals, customers have access to:
•Withdrawal order functionalities in the self-service terminals and ATMs, with the aim of allowing clients to send money even to third parties that do not have a savings account or a Galicia debit card and a Banelco PIN (4-digit Personal Identification Number which allows customers to operate through ATMs with a Galicia Debit Card).
•Deposit of paychecks in custody and sale of paychecks.
•The ability to use paychecks under custody to make pending payments.
•Placing withdrawal order for companies through Office Banking for an amount of up to Ps.100,000.
During 2022, Naranja X increased the number of digital service spots in 49 branch offices, setting up 7 24-hour service areas. This not only made interaction with clients easier, but also allowed Naranja X to offer safer and more agile channels and technology support tools.
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
Banco Galicia offers the following financing products for its customers:

Segment	Type	Description
Retail	Personal loans	The traditional loan for retail customers with an amount of up to Ps.5 million and a term of up to 72 months. The accreditation is immediate through online banking or the Galicia app.
	Salary advance	It is a quick financing solution for the day-to-day life of our customers, where the Bank lends the client up to 50% of his salary. The maturity for this type of loans is between 2 to 45 days.
Préstamos Express (Express loans)
Through Online Banking, Banco Galicia offers loans with a total repayment schedule that goes from 2 to 45 days. Préstamos Express is a product exclusively designed for clients who have not purchased the payroll services of Banco Galicia and which helps them better manage their finances.

AfterPay
The AfterPay product allows customers to select installment plans for purchases already made with their debit card. The functionality is available to the entire customer portfolio and can be accessed from the App, in the “Accounts” or “Loans” sections.

	Buy Now Pay Later	This loan allows customers to pay for their purchases in installments without the need for a credit card.
Wholesale	Préstamo Inmediato (Immediate loans)	Loan with immediate credit without collateral. The client can choose whether to pay in monthly, quarterly or semi-annual installments as well as the term. This type of loan is intended for the purchase of capital goods. During 2022, borrowings pertaining to this type of loans amounted to Ps.187,000 million.
Discount of electronic credit invoice and e-checks
The Bank implemented the discount of electronic credit invoice and confirming checks; in both cases, the customer is allowed to discount the instrument and the debt is allocated to the payer’s margin. During 2022, borrowings pertaining to this instrument amounted to Ps.269,000 million.

	Pledge and mortgage loans	The bank lends customers up to 70% of the purchase price of a capital asset. During 2022, borrowings pertaining to this type of loans amounted to Ps.2,384 million.
	SGR loans (Sociedad de Garantía Recíproca, “SGR”)	Similar to a pledge loan, this loan is guaranteed by reciprocal guarantee associations. During 2022, more than Ps.28,000 million were placed pursuant to this product.
	Overdrafts	It is a line of credit that covers customers' transactions if their bank account balance is insufficient.
Socios de valor (Value Partners)
The purpose of this product is to enable Banco Galicia´s customers to offer financing at a rate subsidized by them to their own customers. Thus, a value chain is generated, since it means benefits for all its participants. It is a simple, agile, innovative and 100% digital product. During 2022, more than Ps.6,000 million were placed pursuant to this product.

	Productive line	It is an assistance line offered by the Argentine State, focusing on productive capital.
	Leasing	It is a type of loan through which companies are granted financing of up to 100% for the purchase of a vehicle for 36 months. When it ends, the client has the option to acquire the vehicle for a very competitive market value.
During 2022, the following products stood out:
•Buy Now Pay Later: Banco Galicia developed Buy Now Pay Later, which gives clients the possibility to quantify consumption without the need for a credit card. This product is offered through the merchant´s online store, the transaction is prepared through NAVE and the customer accepts it through the Galicia App. The purpose of this type of loan is to enable more customers to have access to quantified purchases, while also being a tool that allows retailers to increase sales and collect cash.

•Value Partners: In 2022, the Socios de Valor proposal evolved and the product offering was extended to 24 months, reaching a placement of Ps.6,000 million. In addition, new functionalities were incorporated into the Office Banking App, with the aim of making the operation simpler.
•Platform Banking: In October 2022, Banco Galicia developed Préstamos Personales through Platform Banking, offering Banco Galicia personal loans through third-party portals for both customers and non-customers. By simply clicking on the banner ad, customers can access a personal loan through a secure Banco Galicia platform by going through simple steps. In the case of non-customers, after preparing the loan, they are directed to the digital onboarding in the App to register as customers and be ready to operate with their loan credited immediately.
•Relaunch of Leasing: Galicia relaunched its Leasing line for SMEs and Companies, with a 100% digital proposal and a simplified after-sales service.

Additionally, Naranja X offers pre-approved personal loans with minimum requirements in a 100% digital way, which loans are credited on the spot through the Naranja X app or at branches. The loans have no delivery cost, do not affect the available consumption, and are paid in fixed installments and in Argentine pesos.
Finally, Grupo Financiero Galicia promotes a triple impact business model through which it enhances its role in sustainable development, which begins with the design and implementation of products that contemplate the social and environmental aspects of the projects that are financed, thus focusing on financial inclusion, climate change, diversity, social investment, and impact investment. The following chart highlights certain products offered by this area and the impact in 2022.

PRODUCT	DESCRIPTION	IMPACT
´+ B line	Exclusive financing line for Triple Impact B Certified Companies, which seeks to generate a high social or environmental impact. It was created jointly with Sistema B, for those companies seeking to prioritize the well-being of people, societies and nature.	Ps.52 million placed.
Linea Resiliencia (Resilience line)	In November 2022, Banco Galicia, together with Resilencia SGR, developed a line of financing for companies that promote diversity and inclusion as part of their internal policies, in their business model or in the creation of products and services. This line continued to reinforce the Bank's commitment to society and the economic development of companies.	Ps.36 million placed.
Microcredits for small enterprises	In 2022, Naranja X promoted people's development by facilitating their economic growth and empowering their ability to manage their finances. To this end, it launched a line of microcredits for small productive enterprises to enable them to acquire materials and work inputs. These were financed by the Inter-American Development Bank (IDB), through the Argentine Ministry of Productive Development.	Ps.968 million placed.
b) E-Checks
Banco Galicia previously developed an electronic check, an instrument which allows companies to make collections and payments online and which has now become a key tool. In 2022, more than 58% of the checks issued by Banco Galicia's customers were electronic and over 71% of payments made with checks were through an electronic check. For this reason, Banco Galicia continues to improve and implement new functionalities in its multiple channels. Among other actions, the Bank created special sections in Office Banking for the management of check transactions, enabling the endorsement of multiple checks at the same time and allowing for the making of deposits in Interbanking (a multi-bank service designed for treasury management of medium and large companies). in respect of checks received.
During 2022, a total of 4,758,327 electronic checks were issued.
Banco Galicia continues to be the Argentine bank with the highest number of monthly electronic check issuances, with a 25% market share as of December 2022.

The Bank's focus on digital transformation has resulted in an exponential increase in the use of electronic checks. In 2022, the issuance of electronic checks increased by 47.36% as compared to 2021.
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
In December 2022, Galicia Seguros had 2,657,758 active policies which were divided in the following types of insurance:

Type of insurance	Amount of policies
Robbery	507,762
Personal Accident	571,597
Life Collective	641,750
Various Risks	594,669
Home	214,913
Life	100,507
Integral SMEs	16,093
Pets	5,407
Surety	2,368
Technical Insurance	2,692
Total	2,657,758

Galicia Seguros' main objective is to ensure their customers’ security and protection while offering them increasingly better service. For this reason, during 2022 it improved the products of robbery and Integral SMEs insurance. In the case of robbery insurance, the offer of coverage amounts has been made more flexible and coverage and services requested by customers have been added to the product. As it relates to Integral SMEs insurance, the billing and square meter value have been changed to monthly updates, and the coverage at first risk has been extended to reach more companies.
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
In 2022 Galicia added more than 10 new innovative features to facilitate the customer experience with credit and debit cards, focusing on self-management and digital channels with new operational functionalities. These innovative features include:

•Display and review of outstanding installments and debit card transactions through the Galicia App and Online Banking.
•Self-management (paperless) and automatic registration process (no manual intervention) made through Office Banking.
•New functionality to report lost or stolen credit and debit cards, as well as to request their replacement, through the Galicia App.

•Increases in card credit limits based on predefined criteria (usage, inflation, risk, etc.).
•Automated process through a robot that updates the Visa Business and Corporate credit card limits.
During 2022, Naranja X´s aim was to enhance the use of its credit cards, reduce the number of inactive accounts and minimize their cancellations. The annual consumption grew by 5%, as did the average consumption per client, obtaining 8% more transactions as compared to 2021.
Naranja X continues to be the number 1 issuer in Argentina, with 8 million credit cards and almost 2.5 million debit cards. It leads the issuance of cards in the country, with the widest proposal of benefits and facilities. In 2022, it incorporated:

•Improved card distribution times, achieving delivery in 48 hours.
•Improved customer security by incorporating contactless chip technology into the cards.
•Increase in the term of validity of the cards, making them more sustainable.
•Updating of purchase limits periodically, so that customers do not lose their purchasing power in the face of inflationary scenarios.
•Launch of immediate origination of card request and application process from the App.
•Deployment of the activation and signing of the relevant contract from the App, significantly reducing the risk of fraud.
•Launch of the virtual credit card.
•Launch of a new experience for add-ons.
•Incorporation of Flex Payments (a solution to pay the summary of consumption in installments).
These results were possible, in part, due to the use of analytical models that allowed Naranja X to bring personalized offers and promotions closer to the customer, which, at the same time, made it possible to proactively offer limit increases to clients, favoring consumption and reducing the rejection rate due to lack of limits. Four massive limit increases were made during 2022 that favorably impacted the experience of customers.
e) Virtual Wallets
Galicia App is Banco Galicia's virtual wallet. With it, clients can pay using a QR code with the attached means of payments, which allows them to always have an alternative means of payment within their phones.
Through the use of virtual wallets, Banco Galicia's clients can:

•Send money to their phone contacts with MODO (a digital payment solution), without the need to introduce CBU or Alias account codes.
•Request money from their phone contacts to be sent through links.
•Pay with a QR code.
•Contactless payment in stores with android cell phones.
•Make payments by scanning any QR code.
•Pay contactless (Apple Pay), through their mobile device (by bringing it closer to the store terminal) or through their smartwatch.
MODO is a digital payment solution, launched jointly by over thirty public and private banks in the country. This tool allows users with bank accounts to make transfers and payments in stores easily and from their cell phones. This virtual wallet allows the user to have an all-in-one app to check balances and transfer and receive money from other users from their bank accounts in other banks.
From the Galicia App, clients can access MODO and use the QR code to make payments to affiliated stores. Another feature is the possibility of transferring money to people registered as a contact on the client's cell phone, without the need to request a Unique Banking Key (Clave Bancaria Uniforme, “CBU”) or an Alias code. This alliance has been a great step for Banco Galicia´s clients because they no longer need their physical wallet and have the chance to migrate to digital channels to make their daily transactions as secure, agile, and effective as always.
Since Banco Galicia wants their customers to feel safe when carrying out their daily transactions and not depend as much on the physical wallet, it is possible for them to access MODO from the Galicia App and make payments with a QR code in affiliated stores, as well as making transfers to cell phone contacts with no need to request a CBU or Alias code.

Banco Galicia also added Apple Pay technology, Apple's mobile payment service, to its digital operations, which allows its customers to pay with contactless technology through any iOS device.
The functionalities incorporated in 2022 include improvements in feedback messages, Apple wallet and an activity feed to view all operations. These additions made it possible to provide a full view of all the transactions carried out by MODO and the use of the Apps' functionalities. As a result, the volume of MODO transactions increased by 18%.
In 2022, Naranja X made some improvements to NX App:

•Digital card: the possibility of requesting a credit card was enabled within the NX App, allowing clients to request such card and sign the relevant credit card contract digitally, as well as accessing a virtual card to use instantly.
•Payment link: improved sharing of payment links through social networks, WhatsApp, e-mail, etc., generating a more agile and simple sales experience for our merchants.
•QR: launch of a new digital payment solution that improves the value proposition for retailers where users can generate a QR code from the NX App for each sale and display it from their cell phone or print the QR and display it at the retailer's premises. It also allows retailers to receive payments (with money in their account) immediately and a 0% commission during the first 3 months. In addition, this value proposition was improved by integrating it with MODO to provide better collection possibilities, being an app that manages the digital wallets of all banks in Argentina.
f) Investments
Through Banco Galicia, Fondos Fima, Galicia Securities and Inviu, Grupo Financiero Galicia has a wide range of investment products that its believes meet the needs and the profile of every client.
Banco Galicia channels the investments of legal persons not belonging to Financial Banking, such as the Corporate, Companies and Agribusiness clusters, through a customized service called Mesa. The main products offered to this customer segment are investments, the custody, purchase and sale of foreign currency and banknotes, and marketing of transaction products.
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
The total volume traded in Fixed Income in the Argentine Stock Exchanges and Markets was Ps.2,479,895 million, and Assets Under Custody as of December 31, 2022, amount to Ps.139,411 million.
Likewise, Inviu offers the following products:
•For investors, Inviu designed an app that allows them to receive suggestions, have access to their digitally integrated local and international portfolio, and invest in just a few steps. Through the application development, Inviu prioritizes the simple and intuitive experience to bring the world of investments closer to people.
•For financial advisors, Inviu features a platform created for them, where they can manage their portfolio in a more efficient way, reduce their operational load and thus dedicate more time to their customers. Inviu focused on designing a platform that would enhance the advisors’ time and productivity and strengthen their bond with investors.
Inviu is integrated with the local and international markets (through Interactive Brokers). It currently offers operations in the Argentine Stock Exchanges and Markets (shares, bonds, Argentine Certificates of Deposit), Mutual Funds (Fima, Megainver, Galileo), the purchase of dollars from the Electronic Payment Market in one click, and the possibility of investing in shares and ETFs in the United States.
g) Custody of Securities
This product consists in the provision of settlement and custody services for securities traded in the local and international markets by Banco Galicia's customers. Banco Galicia acts as sub-custodian in the local and international markets. Banco Galicia also offers global custody services for corporate and institutional clients, providing such clients with differentiated attention.
During 2022, Banco Galicia implemented different solutions that impacted the efficiency of its processes as well as the experience of its customers. By way of example, it enabled the securities transfer module for branches and improved the massive loading of instructions in Office Banking, with both initiatives resulting in an improved customer experience. In addition, Banco Galicia generated the automation of massive authorizations of custody instructions, which allowed it to save time on manual tasks.
h) Fima Funds
Galicia Asset Management has a wide range of investment funds designed for each investor profile, which allows all types of investors to easily access the capital markets through the various Fima funds. The market share of common investment funds was 10.70% as of December 31, 2022, increasing 113 basis points (“bp”) as compared to December 31, 2021. The following is a list of the Fima funds offered:
1.Fima Premium: this is a fund that provides immediate-online liquidity with a yield close to a fixed-term deposit. It invests mainly in remunerated sight accounts and fixed-term certificates. It is suitable for very short-term investments in pesos.
2.Fima Ahorro Pesos: the purpose of this fund is to obtain yield from a portfolio of short-term bonds denominated in Argentine pesos. Its portfolio mainly includes treasury bills denominated in Argentine pesos, fixed terms, bonds and remunerated (i.e. interest generating) accounts, among others. Suitable for conservative short-term investments, for example, those with an investment horizon of approximately 30-60 days.
3.Fima Ahorro Plus: this investment portfolio includes short/medium term bonds denominated in Argentine pesos with low volatility and high liquidity. This is an alternative for those investors looking for a balance of risk and return. Its investment portfolio includes treasury bills in pesos, negotiable liabilities of first-line companies, provincial Government debt securities, fixed terms, bonds and remunerated (interest generating) accounts, among others. The investor profile in this case is conservative/moderate and the recommended investment horizon is 90 to 120 days.
4.Fima income in Argentine pesos: the aim of this fund is to maximize the yield of a portfolio of assets in pesos at a fixed and variable rate over a medium term. Its portfolio composition includes sovereign bonds, treasury bills denominated in Argentine pesos, negotiable liabilities and financial trusts, among others. Recommended for moderate investments that may last between 1 and 2 years.
5.Fima renta plus: this fund invests mainly in a portfolio of medium/long-term bonds denominated in Argentine pesos. It includes negotiable securities and public and private fixed income instruments in pesos, mainly sovereign bonds, negotiable liabilities, and provincial bonds and bills, among others. Suitable for moderate/risky investments of over 2 years.
6.Open Fima SMEs: the aim of this fund is to obtain returns from a portfolio comprised of instruments of fixed income or variable income that are issued by SMEs or companies with low market capitalization, with a long-term investment horizon.
7.Fima Capital plus: the aim of this fund is to maximize the yield of a portfolio composed of dollar linked bonds and synthetic assets that replicate the evolution of the exchange rate, with liquidity in 48 hours.
8.Fima international fixed income: this alternative fund seeks to obtain profitability from a portfolio of medium-term dollar bonds, mainly coming from Latin American markets and up to 25% in United States treasury bonds. The design of the investment portfolio does not include local bonds, something that will reduce the volatility of the fund.
9.Fima mix I: this is a fund denominated in pesos that invests in local assets that seek to track the evolution of the “official dollar,” combined with a lower level of investment in variable income of shares that are listed on the New York Stock Exchange, through CEDEARs. Local fixed income assets provide the fund with certain stability whereas the equity portion adds greater volatility in search of higher returns.
10.Fima mix II: this is a fund denominated in pesos that invests mainly in local assets that seek to follow the exchange rate, complementing the portfolio with variable income assets and/or derivatives related to cryptocurrencies (equity linked cryptos). Since the portfolio includes medium to long-term instruments that have some associated volatility, the suggested investment horizon for this fund is greater than 3 years.

11.Fima shares: the aim of this fund is long-term capital appreciation, achieved by investing in Argentine companies that are members of the S&P Merval panel. The investment policy that was developed with respect to the benchmark index (S&P Merval) is all about accompanying the actual growth of the economy through the selection of stocks with good performance in their indicators.
12.Fima PB shares: this fund is composed of shares of Argentine companies that belong to the “S&P Merval” panel. This index considers the evolution of national and international companies that are listed on the local market. Suitable for investors seeking to follow the benchmark by investing in a portfolio managed by specialists in this market.
13.Fima Sustainable Portfolio FCI ESG: fund denominated in pesos composed of local assets that contribute to generating returns for the investor in the long term through a portfolio that contains ESG assets issued by entities that consider environmental, social and governance aspects.
14.Fima shares Latin America: this is a variable income fund in dollars. The investment portfolio is mainly made up of Latin American stocks. This fund’s benchmark is the S&P Latin America 40, which integrates shares of companies from the main economic sectors of Brazil, Chile, Mexico, Colombia and Peru, among others.
In 2022, Fondos Fima maintained its leadership in the industry of mutual funds in Argentina, managing a total of Ps.775,165 million as of the end of the year, accomplishing a growth of 15% as compared to 2021.
Among the highlights of the year, Fondos Fima opened the Fima Mix II Fund and the Fima Sustainable ASG Fund and incorporated the Fima Funds operation into the Wholesale App. In addition, in order to improve its customer's digital financial experience, Fondos Fima extended the time range for redemption of balances in Investment Funds (FIMA) and added the possibility of doing so on non-business days.
i) Inviu
It is through Inviu that Grupo Financiero Galicia has developed a digital investment platform that allows users, both investors and financial advisors, to manage their portfolios in an efficient, simple and user-friendly way. This platform was launched on the market in October 2020.
j) Galicia Securities
Galicia Securities offers financial and stock market services to individuals, companies and financial institutions. It is an agent of BYMA, MAE, MAV and performs CIDA services. This relatively new company is already occupying leading positions in the Fixed Income market, given the fact that it ranked second in the BYMA ranking with 5.64% market share in the last quarter of 2022.
k) Foreign Trade
Through the Office Banking electronic platform, customers can make payments and manage their collections abroad. Likewise, the Galicia Comex (Foreign Trade) department offers product and service options that are tailored to export and import operations, in addition to keeping customers continuously informed of the developments in this area. Banco Galicia continues to accompany its clients in their international businesses through a personalized electronic platform and differentiated funding lines.
Galicia Seguros has surety policies for every need: Temporary importation or exportation, differences in law, value or lack of documentation, land transit and replacement of precautionary measures. It also offers surety insurance coverage when this is required to guarantee liabilities before the AFIP (Federal Tax Authority, for its acronym in Spanish). – Tax and Customs Administration. Through its Comex Tribe (i.e. Foreign Trade department), Banco Galicia works to guarantee quality in end-to-end foreign trade operations and safety in the application of current regulations. In order to do this, the Bank implements a "Call & Ops" service model in which the service circle contacts clients directly and answers their questions, provides advice and resolves any difficulties during the preparation of the corresponding documentation.
In 2022 Galicia carried out different initiatives to strengthen the financial tools and services provided to companies in international business, including, among others, the following:

•Technological replacement process: 95% of the operation is carried out through the new "Galicia Comex Platform", prioritizing the self-management of clients in each foreign trade operation in an intuitive and straightforward manner.

•Alliance with Latindyl, an international electronic commerce platform, which allows the Bank to support its clients and attract new exporting SMEs by offering its financial services through the platform.
The volume traded as of December 2022 was US$23,988 million. Participation according to the Argentine Central Bank’s ranking is 11.25% in volume and 10.28% in number of operations as of December 31, 2022, resulting in the third largest participation bank according to this indicator.
Galicia Seguros also prioritizes their customers’ needs related to international trade, aiming to provide surety insurance coverage when required to guarantee liabilities before the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos, AFIP) or the National Customs Administration.
l) Capital Market & Investment Banking
During the year 2022, Banco Galicia continued to strengthen its position in the Argentine Capital Markets and Investment Banking sector by structuring various financial products that were specifically tailored for Corporate, SME, and Agricultural companies.
Regarding Banco Galicia's position in the Argentine capital markets in 2022, the Bank achieved the first place in the ranking of primary issuances of CBONDS among the main bookrunners and underwriters of the market. The Bank participated in over 120 issuances of different instruments, including Debt Securities, Short-Term Securities, Sub-Sovereign Obligations, and Financial Trusts. Transactions placed in Argentine pesos amounted to Ps.29.5 billion as of 2022. Among these transactions, the issuance of Obligations of the City of Buenos Aires for a total of Ps.17.5 billion, as well as Debt Securities issued mainly by companies in the energy (Ps.44 billion) and oil & gas (Ps.10.2 billion) sectors, stood out.
In addition, there was an increasing interest in hedging instruments during 2022, particularly linked to volatility of the exchange rates between the Peso and foreign currencies (Dollar-Linked) and inflation. This included the Reference Stabilization Coefficient (Coeficiente de Estabilización de Referencia, “CER”) and Units of Purchasing Value (Unidad de Valor Adquisitivo, “UVA”). Banco Galicia participated in placements amounting to US$1.6 billion in “Dollar-Linked” instruments and Ps.600 million in UVA-denominated instruments. Some noteworthy transactions in these instruments include the issuance by Aeropuertos Argentina 2000 of Class 5 Debt Securities for a total of US$137.9 million, intended for productive and infrastructure projects, and YPF Energía Eléctrica Class XII issuances for US$85 million used to finance the construction and operation of a wind farm.
Banco Galicia also participated in “Hard Dollar” issuances for US$152 million, which included both new money deals and exchanges of corporate bonds in order to comply with the Argentine Central Bank regulations. Some examples of these were Vista Oil & Gas for US$43.5 million and MSU Agro for US$24.5 million.
In the Small and Medium Enterprises segment, Banco Galicia participated in transactions for over US$ 46.9 million placed in Dollar-Linked and Ps.4.7 billion placed in Pesos. Many of these issuances corresponded to companies which participated in the capital markets for the first time, including Las Blondas, with a Debt Security issuance for Ps.1.2 billion, and Demibell with a Debt Security issuance for Ps.900 million.
Banco Galicia also showed its commitment to sustainability and corporate responsibility by participating as underwriter and bookrunner of sustainable and social debt securities issuances. Noteworthy transactions include Luz de Tres Picos for US$80 million, YPF Energía Eléctrica´s Green Bond for US$63.8 million, Sumatoria’s social debt securities Class II issuance for Ps.60 million, and Sumatoria’s Social debt securities Class III issuance for Ps.120 million. These last two issuances were the second and third issuances of debt securities by a local civil association in Argentina.
In terms of Investment Banking, Banco Galicia structured 11 transactions, not only under the syndicated loan scheme and restructurings in conjunction with other leading financial institutions, but also assisting large corporate customers through bilateral loans.

During 2022, Banco Galicia structured syndicated transactions, mainly in the oil and gas and food sectors, for a total amount of over Ps.33.2 billion, with Banco Galicia's interest amounting to Ps.12.1 billion. In particular, Pan American Energy was granted a syndicated loan for Ps.33.2 billion for capex and working capital financing.
Additionally, bilateral committed lines were subscribed with leading customers to ensure liquidity amid market uncertainty, amounting to a total of Ps.12.1 billion.
Finally, Banco Galicia acted as guarantor of intercompany loans with top-tier clients, which allowed it to leverage the liquidity of their businesses to finance other clients with financing needs.
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
n) Benefits
With the purpose of providing a straightforward and unique experience to our customers so that more people will select us, we aim to strengthen our value proposition by adding new savings benefits in nationwide categories, creating additional savings proposals through alliances with existing stores and one-shot saving deals on selected brands.

During 2022 we launched new proposals through the Online Store, through which Grupo Financiero Galicia's customers can purchase physical products by redeeming points, redeeming points and paying the remaining price in pesos or paying the full price in pesos and/or in installments. With the specific objective of improving our customers' experience, the Online Store is currently offering products by 17 different retailers (out of which 5 allow for the option of redeeming points) and a varied and accessible catalog of electronics, technology, household appliances, home, decoration, gastronomy and other products.

In November 2022, we launched the Points x Installments (Puntos x Cuotas) feature in the Online Store, which is a benefit through which a customer can redeem the points they have accumulated by exchanging them for the benefit to pay in installments without interest on selected products. In 2023, we expect to be able to expand our benefits by adding more retailers to our Online Store.
EMINENT benefits
In order to provide a commensurate experience for EMINENT clients, we develop targeted proposals that are in line with the pillars of the EMINENT proposal. This is a value proposition focused on art, sports, fashion, gastronomy, women and family. Besides, this proposal adds a series of experiences related to personal well-being, through the concept of "Wellness Life".
During 2022, as part of the benefits offered through ÉMINENT, and in order to continue strengthening personalized relationships with ÉMINENT customers, Banco Galicia offered unique experiences and events for said customers. Among the most outstanding experiences offered to these customers were food and wine and Saturday brunch activities at the Duhau Palace Hotel in Buenos Aires, as well as two tennis clinics at the Buenos Aires Lawn Tennis Club, both organized in alliance with American Express. In addition, Banco Galicia offered its ÉMINENT customers invitations to participate in a wellness market, a pottery day, a yoga workshop and gastronomic tours in Bariloche, Neuquén, Villa Langostura and Nordelta, which events were organized jointly with Visa. Banco Galicia also organized sports events for ÉMINENT customers, most notably the Signature Trophy, a golf tournament organized jointly with Visa. Finally, Banco Galicia, together with Mastercard, organized the Priceless by Lardito (a restaurant in Buenos Aires) experience for ÉMINENT customers.

Quiero! Program
The Quiero! program has a catalog of around 600 benefits that can be accessed by more than 1.5 million Quiero! customers allowing them to find attractive deals by redeeming points for (i) savings in stores with a national presence, (ii) vouchers redeemable for specific products (for example, 2x1 at Temaiken, a famous zoo in the vicinity of the City of Buenos Aires), (iii) cashback, (iv) travel deals, (v) physical products, and more.
During 2022, more than 300,000 customers used at least one program benefit, with “Beneficios Ahorro” (Savings Benefits) being the most popular one.
Benefits in Plan Z
Naranja X has assisted its clients with benefits in Plan Zeta (offering 3, 6, 9 and 12 payment installments), discounts, and special plans and deferred payment offers for the purchase of essential items such as those made in supermarkets, pharmacies, door-to-door services, and gas stations.
In early 2022, Naranja X began with summer promotions offering discounts and financing in land and air tickets to local destinations, hotels, theaters, and service stations, seeking to provide its cardholders with the best proposal to enjoy their vacations. In addition, during March, Naranja X offered special promotions in clothing, footwear, universities and bookstores for the start of classes.
In addition to the above, "Smartes" (benefits offered on Tuesdays) returned with a plus, the discount became 30% in Plan Z (three installments zero interest), with the participation of the best brands and shopping centers in the country. Brands such as Farmaonline (with a twelve installments and zero interest proposal), Whirlpool, HP, Aiwa, Kitchenaid, Atma, Philco and Noblex, participated through their e-commerce channels. Plan Z (three installments, zero interest) was also maintained in all supermarkets and some wholesale chains were also included.
During the second quarter of 2022, the Smartes campaign continued, reaching 30% discount that proved to be a major differentiator. In addition, Naranja X continued to provide long-term benefits with appliance brands, offering customers a very robust value proposition. Plan Z also continued with sports specials, gas stations, pharmacies and supermarkets. Naranja X also offered a special Aerolíneas Argentinas promotion in 12 installments at zero interest for domestic flights, which was the star of April. Naranja X was also present at the "Fiesta de la Pintura" event, where brands such as Rex and Prestigio offered a 30% discount, plus 6 installments at zero interest. In May came the much awaited hotsale, an event in which many brands, including some related to appliances, clothing, air, pharmacies and supermarkets, participated by offering discounts plus financing. Throughout June, brands such as Natura cosmetics and Beat (shuttle service) were incorporated to Plan Z. In addition, a 2-for-1 discount was offered at Cinemark, Hoyts and Showcase movie theaters nationwide. On Father's Day, the offer of 12 and 9 installments plus zero interest on home appliances and special plans for supermarket items was maintained.

During the third quarter of 2022, Naranja X launched a new exclusive program called "Promo X online", where customers would start getting discounts, special and differentiated plans on Thursdays through the e-commerce sites of the most important brands in the country, including airlines, home appliances, clothing and supermarkets, an initiative that made a difference and produced very good results for Naranja X.

In addition, Naranja X maintained the 6 interest-free installments plan in Aerolíneas Argentinas (the only card with an interest-free plan in the market), being one of its best allies. Finally, Naranja X started testing interest-free installments in connection with some products and services, such as low-cost airlines, which yielded very good results for the business.

During the fourth and last quarter of 2022, Naranja X started with a great value proposition for a very important event, the celebration of "Mother's Day", where it launched installments on apparel and sports, as well as a 20% discount, in addition to Plan Z, in a 3-day special. Naranja X also accompanied items such as electrical appliances, with top brands and up to 12 installments with zero interest. A Cyber Monday was also held, with a very good offer of interest-free installments that accompanied the discounts made on each website. Starting in December, Naranja X launched promotions of up to 6 interest-free installments on Aerolíneas Argentinas and 10% discount plus 12 interest-free installments on ground transportation. Naranja X also launched the Christmas special, in which national brands participated with a 20% discount plus the Z Plan. The supermarket sector also joined in with interest-free installments on different items and appliances with weekly specials of up to 9 interest-free installments.

o) Merchants / Toque / Nave
NAVE, the new proposal for Banco Galicia's businesses, offers an independent Office Banking and Online Banking platform without logging out, where businesses can manage their collections, offer installments without a card, customize user permissions, view and monitor all their sales in a single place (QR, Processors, Mercado Pago, Naranja X), manage chargebacks and unrecognized charges, among other functionalities.
Naranja X seeks the financial inclusion of small businesses, enabling them to sell with any card from a single platform. “Toque” is a grouping service that allows businesses, professionals and self-employed individuals to charge with any credit, debit and prepaid card, from a reader that connects via Bluetooth to a cell phone. In 2022, Naranja X made improvements with an impact on the experience of our merchants in relation to the main reasons for detraction from our NPS, to guarantee the correct functioning of the product, focusing on the transaction acceptance rate and the connectivity of the device with the app.
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

The following table shows our consolidated average balances, accrued interest and average yield for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2022, December 31, 2021 and December 31, 2020.

	For the Fiscal Year Ended December 31, 2022			For the Fiscal Year Ended December 31, 2021			For the Fiscal Year Ended December 31, 2020
	Average Balance	Accrued Interest	Average Yield / Rate	Average Balance	Accrued Interest	Average Yield / Rate	Average Balance	Accrued Interest	Average Yield / Rate
	(in millions of Pesos, except otherwise noted)
Interest-Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	569,527	316,032	55.49	475,278	175,370	36.90	457,590	183,559	40.11
Others Debt Securities	5,154	5,463	106.00	3,962	7,792	196.64	4,072	2,984	73.29
Total Debt Securities at fair value through profit or loss	574,681	321,495	55.94	479,240	183,162	38.22	461,662	186,543	40.41
Repurchase Transactions	98,446	43,054	43.73	290,139	104,951	36.17	105,205	26,368	25.00
Loans and Other Financing
Loans	1,252,737	515,170	41.12	1,280,033	426,110	33.29	1,444,793	436,740	30.23
Financial Leases	2,467	767	31.09	3,547	553	15.59	6,833	1,035	15.15
Other Loans and Other Financing	2,137	137	6.41	5,384	121	2.24	6,660	920	13.82
Total Loans and Other Financing	1,257,341	516,074	41.04	1,288,964	426,784	33.11	1,458,286	438,695	30.08
Other Interest-Earning Assets	260,602	190,389	73.06	93,540	37,241	39.81	130,191	39,561	30.39
Total Interest-Earning Assets	2,191,070	1,071,012	48.88	2,151,883	752,138	34.95	2,155,344	691,167	32.06
Interest-Bearing Liabilities
Deposits
Savings Accounts	639,641	98,968	15.47	699,193	70,644	10.10	742,455	42,807	5.77
Time Deposits	807,931	403,951	50.00	786,376	247,756	31.51	715,228	190,851	26.68
Total Interest-Bearing Deposits	1,447,572	502,919	34.74	1,485,569	318,400	21.43	1,457,683	233,658	16.03
Financing Received from the Argentine Central Bank and Other Financial Institutions	13,967	1,336	9.57	40,059	6,578	16.42	58,261	7,365	12.64
Debt Securities and Subordinated Debt Securities	107,369	35,044	32.64	110,701	26,243	23.71	129,138	22,502	17.42
Other Interest-Bearing Liabilities	4,860	1,554	31.98	6,360	497	7.81	5,634	861	15.29
Total Interest-Bearing Liabilities	1,573,768	540,853	34.37	1,642,689	351,718	21.41	1,650,716	264,386	16.02
Spread and Net Yield
Interest Rate Spread			14.51			13.54			16.05
Cost of Funds Supporting Interest-Earning Assets			24.68			16.34			12.27
Net Yield on Interest-Earning Assets			24.20			18.61			19.80
____________________
(*)Rates include the CER/UVA adjustment.
ii) Changes in Net Interest Income-Volume and Rate Analysis
The following table allocates, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average yield/rate for (i) the fiscal year ended December 31, 2022 compared with the fiscal year ended December 31, 2021 and (ii)

the fiscal year ended December 31, 2021, compared with the fiscal year ended December 31, 2020. Differences related to both rate and volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year Ended December 31, 2022 / Fiscal Year Ended December 31, 2021 Increase (Decrease) due to changes in			Fiscal Year Ended December 31, 2021 / Fiscal Year Ended December 31, 2020 Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of Pesos)
Interest Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	39,729	100,933	140,662	7,651	(15,840)	(8,189)
Others	4,377	(6,706)	(2,329)	(79)	4,886	4,807
Total Debt Securities at fair value through profit or loss	44,106	94,227	138,333	7,572	(10,954)	(3,382)
Repurchase Transactions	(90,559)	28,663	(61,896)	62,657	15,925	78,582
Loans and Other Financing
Loans	(8,875)	97,935	89,060	(94,614)	83,984	(10,630)
Financial Leases	(94)	308	214	(513)	31	(482)
Other Loans and Other Financing	(8)	24	16	(149)	(651)	(800)
Total Loans and Other Financing	(8,977)	98,267	89,290	(95,276)	83,364	(11,912)
Other Interest-Earning Assets	104,353	48,795	153,148	22,952	(25,273)	(2,321)
Total Interest-Earning Assets	48,923	269,952	318,875	(2,095)	63,062	60,967
Interest Bearing Liabilities
Deposits
Savings Account	(5,400)	33,724	28,324	(2,343)	30,180	27,837
Time Deposits	6,971	149,224	156,195	20,179	36,725	56,904
Total Interest-Bearing Deposits	1,571	182,948	184,519	17,836	66,905	84,741
Financing Received from the Argentine Central Bank and Other Financial Institutions	(3,195)	(2,048)	(5,243)	(18,295)	17,508	(787)
Debt Securities and Subordinated Debt Securities	(765)	9,566	8,801	(2,447)	6,188	3,741
Other Interest-Bearing Liabilities	(87)	1,144	1,057	131	(495)	(364)
Total Interest bearing liabilities	(2,476)	191,610	189,134	(2,775)	90,106	87,331
The increase of Ps.318,875 million in interest income for the fiscal year ended December 31, 2022, as compared to the previous year, is primarily attributable to a Ps.269,952 million increase in interest rates and due to an increase of Ps.48,923 million in interest income due to a higher volume of products offered that were interest-earnings assets.
In particular, Ps.138,333 million of the increase in interest income was due to an increase in interest income from debt securities at fair value. This increase primarily resulted from an increase in the interest rate of the LELIQs, from 38% at the end of fiscal year 2021 to 75% at the end of fiscal year 2022, approximately.
The Ps.153,148 million increase in interest from the interest-earning assets was due to an increase in volume equal to Ps.104,353 million, mainly as a consequence of an increase in the average volume of public debt securities measured at amortized cost.
In terms of interest expenses, the Ps.189,134 million increase for the fiscal year ended December 31, 2022, as compared to the fiscal year ended December 31, 2021, is primarily a result of an increase in the interest rate payable on time deposits of Ps.156,195 million (which increased from 31.51% in 2021 to 50.00% in 2022).

iii) Debt and Equity Securities
The following table shows our holdings of debt and equity securities at the balance sheet dates stated below. Our holdings of Government securities represent mainly holdings of Banco Galicia.

	As of December 31,
	2022	2021
	(in millions of Pesos)
Debt Securities at FV through profit or loss	792,271	459,589
Argentine Government Securities	68,293	101,106
Government Bonds	10,212	18,859
Provincial Bonds	2,460	3,366
City of Buenos Aires Bonds	40	2,754
Treasury Bills	55,581	76,127
Argentine Central Bank´s Bill	720,162	353,681
Leliq (liquidity Bills)	720,162	353,681
Corporate Securities	1,253	4,802
Debt Securities	1,145	4,802
Debt Securities of Financial Trust	108	—
From Abroad Government Securities	2,563	—
Treasury Bills	2,563	—
Other Debt Securities	366,674	183,801
Measured at FV through OCI	3,691	8,241
Argentine Government Securities	930	8,241
Government Bonds	90	6,325
Treasury Bills	613	1,437
Provincial Government Bonds	91	—
City of Buenos Aires Bonds	136	479
Argentine Central Bank´s Bill	2,761	—
Leliq (liquidity Bills)	2,761	—
Measured at Amortized Cost	362,983	175,560
Argentine Government Securities	325,436	173,653
Government Bonds	90,939	56,429
Treasury Bills	235,099	117,644
Allowance	(602)	(420)
Argentine Central Bank´s Bills	34,708	—
Internal Bills	34,708	—
Corporate Securities	2,839	1,907
Debt Securities	2,727	1,704
Debt Securities of Financial Trusts	84	161
Others	28	42
Investments in Equity Instruments	2,239	2,439
Domestic	2,114	2,298
International	125	141
Total Debt and Equity Securities	1,161,184	645,829
As of December 31, 2022, the increase in our holdings of debt and equity securities was mainly a result of an increase in the volume of Government bonds issued by the National Treasury measured at fair value. Our securities in LELIQ (Liquidity Bills) issued by the BCRA amounted to Ps.720,162 million as of December 31, 2022. As of December 31, 2021, our securities in LELIQ amounted to Ps.353,681 million.

The amount of Argentine government securities recorded at fair value as of December 31, 2022 in an amount of Ps.68,293 million corresponded to securities issued by the National Treasury Bills (for Ps.55,581 million), the Government (for Ps.10,212 million), provincial governments (for Ps.2,460 million) and the City of Buenos Aires (for Ps.40 million).
As of December 31, 2022, our holding of government securities denominated in Dollars was composed of Government bonds recorded at their fair value (for Ps.8,253 million), U.S. Treasury Bonds recorded at their fair value (Ps. 2,563 million), Government bonds recorded at their amortized cost (for Ps.31,670 million) and LEDIV (Internal Bills) issued by the BCRA recorded at their amortized cost (for Ps.34,708 million).
As of December 31, 2021, our holding of government securities denominated in Dollars was composed of Government bonds recorded at their fair value (for Ps.168 million) and Government bonds recorded at their amortized cost (for Ps.2 million).
All local Government securities, except for the Leliq and Lediv, which are issued by the BCRA, were issued by the Government, provincial governments or the City of Buenos Aires.
Remaining Maturity and Weighted-Average Yield
The following table analyzes the remaining maturity and weighted-average yield of our holdings of debt securities recorded at amortized cost as of December 31, 2022. Our debt securities portfolio yields do not contain any tax equivalency adjustments.

	Fiscal Year Ended December 31, 2022
		Maturing within 1 year		Maturing after 1 year but within 5 years		Maturing after 5 years but within 10 years		Maturing after 10 years
	Total Book Value	Book Value	Yield (1)	Book Value	Yield	Book Value	Yield (1)	Book Value	Yield (1)
	in millions of Pesos, except percentages)
Other Debt Securities
Measured at Amortized Cost
Argentine Government Securities	90,939	31,740	5.80%	59,144	35.00%	28	12.30%	27	11.10%
Argentine Central Bank´s Bill and Bonds	269,847	269,847	4.00	—	—	—	—	—	—
Corporate Securities	2,839	1,499	64.80%	1,337	26.70%	3	—	—	—
Debt Securities	2,727	1,408	66.00%	1,319	26.60%	—	—	—	—
Debt Securities of Financial Trust	84	63	37.20%	18	39.90	3	—	—	—%
Others	28	28	—%	—	—	—	—	—	—
Total Other Debt Securities Measured at Amortized Cost	363,625	303,086		60,481		31		27
____________________
(1)Effective yield based on December 31, 2022 quoted market values.
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

	As of December 31,
	2022	2021
	(in millions of Pesos)
Principal and Interest
Non- Financial Public Sector	1,285	1
Argentine Central Bank	4	1
Financial Institutions	13,664	24,829
Non-Financial Private Sector and Residents Abroad (1)
Loans	1,273,554	1,491,884
Advances	66,463	103,538
Overdrafts	310,595	378,818
Mortgage Loans	19,401	35,880
Pledge Loans	25,613	31,596
Personal Loans	113,820	128,362
Credit Card Loans	650,494	716,757
Other Loans	38,927	44,425
Accrued Interest, Adjustment and Quotation Differences Receivable	53,617	57,180
Documented Interest	(5,376)	(4,672)
Financial Leases	3,478	2,171
Other Financing	20,627	23,393
Non-financial Private Sector and Residents Abroad	1,297,659	1,517,448
Total Gross Loans and Other Financing	1,312,612	1,542,279
Less: Allowances	(68,995)	(92,173)
Total	1,243,617	1,450,106
(1)Categories of loans include:
•Advances: short-term obligations drawn on by customers through overdrafts.
•Overdrafts: endorsed promissory notes, notes and other promises to pay signed by one borrower or group of borrowers and factored loans.
•Mortgage Loans: loans granted to purchase or improve real estate and collateralized by such real estate and commercial loans secured by a real estate mortgage.
•Pledge Loans: loans secured by collateral (such as cars or machinery) other than real estate, where such collateral is an integral part of the loan documents.
•Personal Loans: loans to individuals.
•Credit-Card Loans: loans granted through credit cards to credit card holders.
•Other Loans: loans not included in other categories.
•Documented Interest: discount on notes and bills.
As of December 31, 2022, Grupo Financiero Galicia’s loan and other financing portfolio before allowances for loan and other financing losses amounted to Ps.1,312,612 million, a 15% decrease as compared to the year ended December 31, 2021.

Maturity Composition of the Loan Portfolio
The following table sets forth an analysis by type of loan and time remaining to maturity of our loan portfolio as of December 31, 2022.

	As of December 31, 2022
	In 1 year or less	After 1 year through 5 years	After 5 years through 15 years	After 15 years	Total at December 31, 2022
	(in millions of Pesos)
Variable Rates
Non-Financial Private Sector and Residents Abroad	36,028	10,848	75	—	46,951
Loans	36,028	10,848	75	—	46,951
Advances	58	—	—	—	58
Overdrafts	26,626	7,766	—	—	34,392
Mortgage Loans	6,142	2,421	75	—	8,638
Pledge Loans	61	42	—	—	103
Personal Loans	1,774	619	—	—	2,393
Pre-financing and financing of exports	1,367	—	—	—	1,367
Total Variable Rate	36,028	10,848	75	—	46,951
Fixed Rates
Non- financial Public Sector	1,285	—	—	—	1,285
Financial Institutions	13,664	—	—		13,664
Non-Financial Private Sector and Residents Abroad	1,077,984	88,112	2,698	—	1,168,794
Loans	1,077,984	88,112	2,698	—	1,168,794
Advances	66,405	—	—	—	66,405
Overdrafts	242,588	33,589	25	—	276,202
Mortgage Loans	2,411	2,325	12	—	4,748
Pledge Loans	19,943	5,567	—	—	25,510
Personal Loans	64,841	40,374	2,661	—	107,876
Credit Card Loans	647,673	2,821	—	—	650,494
Placements in Banks Abroad	25,191	—	—	—	25,191
Pre-financing and financing of exports	8,932	3,436	—	—	12,368
Other Loans	—	—	—	—	—
Total Fixed Rate	1,092,933	88,112	2,698	—	1,183,743
Adjustable Rate
Financial Institutions	—	—	—	—	—
Non-Financial Private Sector and Residents Abroad	7,376	2,176	14	—	9,566
Loans	7,376	2,176	14	—	9,566
Mortgage Loans	4,443	1,558	14	—	6,015
Personal Loans	2,933	618	—	—	3,551
Total Adjustable Rate	7,376	2,176	14	—	9,566
Total Loan	1,136,337	101,136	2,787	—	1,240,260
Accrued Interest, Adjustment and Quotation Differences Receivable	53,617	—	—	—	53,617
Documented Interest	(5,376)	—	—	—	(5,376)
Allowance	(68,995)	—	—	—	(68,995)
TOTAL	1,115,583	101,136	2,787	—	1,219,506

____________________
(*)Interest and the UVA/CER adjustment were assigned to the first month.
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
Our credit approval and credit risk analysis is a centralized process based on balancing a variety of factors. In undertaking credit approval and credit risk analyses, the Bank’s risk management, credit and origination divisions, both with respect to retail and wholesale businesses, efficiently work together on management of asset quality, proactive management of problem loans, aggressive charge-offs for uncollectible loans, and adequate loan loss provisioning. These processes also include the update of financial models to measure portfolio risk at operational and customer levels, facilitating the detection of defaulting, or potentially defaulting, loans and losses associated therewith, which allows for the proactive management of the same in order to prevent portfolio deterioration, enabling appropriate protection of our assets.
Banco Galicia
The Risk Division is responsible for the overall risk management of the Bank in accordance with international best practices and handles solvency, financial, operational, credit, technological, reputational and strategic risks. The Risk Division is independent from the business areas of the Bank and its subsidiaries and reports directly to the Bank’s General Division. The Risk Division works with the functional support of the Compliance and Money Laundering Prevention Division, a division that also reports to the Board of Directors, and whose purpose is to prevent the execution of financial operations with funds derived from illegal activities, and the use of the Bank as a vehicle for laundering money and funding terrorist activities. In addition, the Risk Division monitors compliance with the laws, regulations and internal policies in order to prevent financial and/or criminal penalties and to minimize any reputational impact. It is an independent role that coordinates and assists in identifying, providing advice on, monitoring, reporting and warning management regarding compliance risks.

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

Banco Galicia complies with all regulatory requirements set forth by Law No.25,246, as amended and Resolution No.30/2017, as amended, issued by the Financial Information Unit (the “UIF”) and BCRA’s Communication “A” 6399, as supplemented and/or amended.

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
With respect to investments, Naranja evaluates its credit risk or exposure pursuant to an investment and credit evaluation policy. In accordance with this policy, Naranja (i) has certain internal credit risk rating requirements that any company in which it invests must meet, (ii) requires certain debt to equity ratios be maintained by any company to which it lends money and (iii) has upper limits on the amount that it will invest in any given company.
Naranja actively monitors the creditworthiness of its clients to minimize its overall exposure to their credit risk. Naranja uses the following tools to evaluate and manage the creditworthiness of its clients:
•statistical models that determine the amount of credit that Naranja is comfortable extending to a client based on the client’s specific financial situation;
•guidelines for providing credit cards and loans based on the client’s specific financial situation (i.e., verification of the applicant’s identity, monthly income, number of family members, geographic location and occupation);
•case-by-case evaluation of appropriate credit limits for each applicant; and
•ongoing monitoring of each client’s credit position and payment history.
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
In addition to reviewing each applicant’s credit record, Naranja also verifies the credit score and payment history of each applicant. Once the information has been verified and, to the extent the customer meets all applicable requirements, the credit card is issued and delivered at the applicant’s address, or the applicant may arrange to pick it up at any of the Naranja’s branches.
Determination of Credit Limits
Customer’s credit limits are determined on the basis of an assessment of each customer’s specific financial situation. Based on such assessment, customers are assigned one of five risk levels: A, B, C, D, E or F, with A being the lowest risk segment and F being the highest risk segment. Customers assigned a letter and a number "1" (i.e. A1, B1, C1, D1, D1, E1, F1) belong to activities which do not involve a dependency relationship. In making such assignment, certain factors are considered, including, but not limited to, monthly income, number of family members, geographic location and occupation. The customer is then assigned a credit limit based on his or her risk level, which is shared among all credit cards associated with such customer, whether as a primary or additional cardholder. The credit limit assigned to each customer includes: (i) the monthly balance limit; (ii) the long-term purchase limit (the maximum amount for a customer to purchase in six or more installments using the credit card); (iii) the total credit limit (the maximum amount that may be owed to Naranja); and (iv) the maximum balance limit for cash advances, which is determined based on risk segmentation, monthly income, and internal indebtedness as well as in the financial system, not being able to exceed the LCPL (long-term purchase limit plan).

Below is a detail of the percentage limits and nominal caps assigned to each risk segment.

	Monthly Balance Limit			Long-term Purchase Limit			Total Credit Limit
Risk Segment	Income %	Floor in Ps.	Top	Income %	Floor in Ps.	Top	Income %	Floor in Ps.	Top
A (Lowest)	110	39,000	259,000	170	59,000	395,000	210	74,000	494,000
A1	110	28,000	259,000	160	40,000	376,000	200	57,000	470,000
B	100	35,000	235,000	150	53,000	357,000	190	67,000	447,000
B1	100	25,000	235,000	140	35,000	338,000	180	45,000	423,000
C	90	30,000	200,000	130	45,000	301,000	160	56,000	376,000
C1	90	21,000	200,000	120	30,000	282,000	150	38,000	353,000
D	80	28,000	188,000	100	36,000	244,000	130	45,000	306,000
D1	80	20,000	188,000	100	24,000	226,000	120	30,000	282,000
E	60	21,000	141,000	80	28,000	188,000	100	35,000	235,000
E1	60	15,000	141,000	70	18,000	169,000	90	23,000	212,000
F (Highest)	50	18,000	118,000	60	22,000	150,000	80	28,000	188,000
F1	50	13,000	118,000	60	14,000	132,000	70	18,000	165,000
G	50	13,000	118,000	60	14,000	132,000	70	18,000	165,000
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
Credit cards are extended to clients active in a wide range of business sectors. As such, Naranja maintains a diversified portfolio of risk exposure based on economic fluctuations.
vi) Financial Instruments Classification and Loss Provisions
General
The “Expected Credit Loss” (“ECL”) model applies to financial assets which are valued at both amortized cost and fair value through other comprehensive income (“OCI”). The standard establishes three categories to classify financial instruments, primarily taking into account the credit risk evolution over time. Stage 1 includes financial assets with normal or no significant risk associated; Stage 2 includes financial assets for which a significant increase in credit risk has been identified but they are not yet deemed to be credit-impaired, and Stage 3 comprises financial assets which are impaired and/or subject to serious risk of impairment. To calculate the provisions for credit impairment risk, IFRS 9 differentiates among these three stages by applying the following concepts:
•12- Month Expected Credit Losses: Possible events of default within the 12 months following the date of the presentation of financial statements. Assets included in Stage 1 have their ECL measured at 12-month ECL.
•Lifetime Expected Credit Losses: ECL during the active period of the financial asset, which results of calculating the probability of impairment of an asset throughout its duration, up until its maturity. Instruments in Stage 2 or 3 have their ECL measured based on lifetime ECL.
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

Each subsidiary of Grupo Galicia classifies financial instruments subject to impairment under IFRS 9 in stages, as follows:
•Stage 1: With respect to retail portfolios, Stage 1 includes every financial instrument up to 31 days past due. With respect to wholesale portfolios, Stage 1 includes every client whose BCRA situation indicates a normal status (rating A) (i.e. low risk of bankruptcy).
•Stage 2: This stage includes financial assets for which a significant increase in credit risk has been identified. This stage considers two groups:
•For retail and retail like Portfolios between 31 and 90 days past due. For wholesale it considers credit ratings for which the risk of default has increased significantly (rating B).
•Probability of Default or Score with impairment risk.
•Stage 3: For all portfolios, Stage 3 includes every client whose BCRA situation indicates a serious risk of bankruptcy (ratings C, D, E). With respect to retail portfolios, Stage 3 also includes financial instruments that are 90 or more days past due. Furthermore, this stage also includes refinanced transactions originated more than 90 days past due or with another transaction in force within the last 24 months.
See the Argentina Central Bank Classification, on —“Argentine Banking Regulation”—“Loan Classification System”.
Definition of Default
A financial instrument is considered to be in default whenever payment is more than 90 days past due, or if Grupo Galicia believes that the amount due will not be repaid in full. The credit analysis for wholesale loans is not the same as for retail loans, Grupo Galicia’s definition of default for wholesale portfolios is based on a credit analysis of the individual borrower. The definition of default is applied consistently to produce models for the Probability of Default, Exposure at Default and Loss Given Default in Grupo Galicia’s expected loss calculations:
•Probability of Default (“PD”): This is the likelihood of a borrower defaulting on its financial obligation, either over the next 12 months or during the remaining term of the obligation.
•Exposure at Default: This is based on the amounts Grupo Galicia expects to be owed at the time of default, either over the next 12 months or over the remaining term. For example, for a revolving commitment, Grupo Galicia includes the current draw down balance plus any further amount that it is expected to be drawn up to the current contractual limit by the potential time of default.
•Loss Given Default: This represents Grupo Galicia’s expectation of effective loss from the total exposure at default. Its value changes according to the counterparty, seniority of the claim and availability of collateral or other credit support. Loss Given Default is expressed as a percentage loss per Peso of exposure at the time of default and is calculated over the term of the relevant obligation.
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
IFRS 9 establishes the following standards regarding ECL:
•An unbiased weighted probability index, determined by the evaluation of different outcomes.
•Time value of money.
•Reasonable and sustainable information available at no additional cost or effort that provides evidence to support forecasts, as well as present conditions and past events.

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

	Retail Portfolio
	December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	338,151	48,504	2,775	389,430
1-30	6,907	3,991	596	11,494
31-60	—	3,575	483	4,058
61-90	—	3,408	1,129	4,537
Default	—	—	16,273	16,273
Gross Carrying amount	345,058	59,478	21,256	425,792
Loss allowance	(13,800)	(10,449)	(17,664)	(41,913)
Net Carrying amount	331,258	49,029	3,592	383,879
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				3.82%
Allowance for Financial Instruments as a Percentage of Default				257.56%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				9.84%

	Retail Like Portfolio
	December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	285,232	13,792	991	300,015
1-30	3,252	765	336	4,353
31-60	—	985	179	1,164
61-90	—	311	322	633
Default	—	—	2,570	2,570
Gross Carrying amount	288,484	15,853	4,398	308,735
Loss allowance	(4,460)	(854)	(2,759)	(8,073)
Net Carrying amount	284,024	14,999	1,639	300,662
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				0.83%
Allowance for Financial Instruments as a Percentage of Default				314.12%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				2.61%

	Wholesale Portfolio
	December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
A	903,893	5,013	—	908,906
B1	—	961	—	961
Default	—	—	407	407
Gross Carrying amount	903,893	5,974	407	910,274
Loss allowance	(2,811)	(426)	(271)	(3,508)
Net Carrying amount	901,082	5,548	136	906,766
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				0.04%
Allowance for Financial Instruments as a Percentage of Default				861.92%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				0.39%

	Naranja X
	December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	303,712	1,995	483	306,190
1-30	18,495	807	139	19,441
31-60	—	6,683	145	6,828
61-90	—	2,820	114	2,934
Default	—	—	8,280	8,280
Gross Carrying amount	322,207	12,305	9,161	343,673
Loss allowance	(7,874)	(3,297)	(5,297)	(16,468)
Net Carrying amount	314,333	9,008	3,864	327,205
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				2.41%
Allowance for Financial Instruments as a Percentage of Default				198.89%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				4.79%

	Retail Portfolio
	December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	320,364	107,481	5,877	433,722
1-30	5,017	5,632	1,213	11,862
31-60	—	3,453	891	4,344
61-90	—	1,754	1,274	3,028
Default	—	—	27,484	27,484
Gross Carrying amount	325,381	118,320	36,739	480,440
Loss allowance	(11,385)	(19,513)	(29,923)	(60,821)
Net Carrying amount	313,996	98,807	6,816	419,619
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				5.72%
Allowance for Financial Instruments as a Percentage of Default				221.30%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				12.66%

	Retail Like Portfolio
	December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	299,083	31,222	2,106	332,411
1-30	2,154	1,027	402	3,583
31-60	—	591	164	755
61-90	—	273	242	515
Default	—	—	4,339	4,339
Gross Carrying amount	301,237	33,113	7,253	341,603
Loss allowance	(502)	(2,652)	(5,083)	(8,237)
Net Carrying amount	300,735	30,461	2,170	333,366
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				1.27%
Allowance for Financial Instruments as a Percentage of Default				189.84%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				2.41%

	Wholesale Portfolio
	December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
A	967,579	33,383	—	1,000,962
B1	—	418	—	418
Default	—	—	1,422	1,422
Gross Carrying amount	967,579	33,801	1,422	1,002,802
Loss allowance	(2,855)	(623)	(1,421)	(4,899)
Net Carrying amount	964,724	33,178	1	997,903
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				0.14%
Allowance for Financial Instruments as a Percentage of Default				344.51%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				0.49%

	Naranja X
	December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	325,828	3,505	559	329,892
1-30	14,712	863	163	15,738
31-60	—	4,627	98	4,725
61-90	—	2,389	84	2,473
Default	—	—	7,727	7,727
Gross Carrying amount	340,540	11,384	8,631	360,555
Loss allowance	(11,060)	(2,449)	(5,255)	(18,764)
Net Carrying amount	329,480	8,935	3,376	341,791
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				2.14%
Allowance for Financial Instruments as a Percentage of Default				242.84%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				5.20%
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
The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	December 31,
	2022	2021	2020
	(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	4,088	4,658	6,572
Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	241	234	329

____________________
(1)Recorded under “Other operating income”.
viii) Loss Experience
The following tables present the changes in the loss allowance between December 31, 2021, and December 31, 2022, and the changes in the loss allowance between December 31, 2020, and December 31, 2021.

	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	25,802	25,237	41,680	92,719
Inflation effect	(16,054)	(12,826)	(21,017)	(49,897)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(627)	627	—	—
Transfer from Stage 1 to Stage 3	(480)	—	480	—
Transfer from Stage 2 to Stage 1	1,412	(1,412)	—	—
Transfer from Stage 2 to Stage 3	—	(811)	811	—
Transfer from Stage 3 to Stage 2	—	618	(618)	—
Transfer from Stage 3 to Stage 1	948	—	(948)	—
New Financial Assets Originated or Purchased	22,605	13,312	18,370	54,287
Changes in PDs/LGDs/EADs	(71)	1,086	(1,856)	(841)
Foreign exchange and other movements	(333)	(5,517)	2,045	(3,805)
Other movements with no P&L impact
Write-offs and other movements	(4,258)	(5,286)	(12,956)	(22,500)
Loss allowance as of December 31, 2022	28,944	15,028	25,991	69,963

	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2020	32,874	46,958	29,935	109,767
Inflation effect	(11,302)	(14,908)	(13,942)	(40,152)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(1,281)	1,281	—	—
Transfer from Stage 1 to Stage 3	(645)	—	645	—
Transfer from Stage 2 to Stage 1	2,199	(2,199)	—	—
Transfer from Stage 2 to Stage 3	—	(1,978)	1,978	—
Transfer from Stage 3 to Stage 1	—	1,015	(1,015)	—
Transfer from Stage 3 to Stage 2	937	—	(937)	—
New Financial Assets Originated or Purchased	12,857	7,938	27,604	48,399
Changes in PDs/LGDs/EADs	(1,351)	1,076	(3,474)	(3,749)
Foreign exchange and other movements	(4,935)	(11,731)	11,720	(4,946)
Other movements with no P&L impact
Write-offs and other movements	(3,554)	(2,211)	(10,833)	(16,598)
Loss allowance as of December 31, 2021	25,799	25,241	41,681	92,721

ix) Deposits
The following table sets out the composition of our deposits as of December 31, 2022 and December 31, 2021.

	As of December 31,
	2022	2021
	(in millions of Pesos)
Deposits in pesos
Checking Accounts	294,750	466,787
Savings Accounts	560,337	465,304
Time Deposits	788,224	643,941
Time Deposits UVA	37,368	30,078
Other Deposits (1)	40,660	5,959
Plus: Accrued Interest, Quotation Differences Adjustment	44,812	19,509
Total Deposits in pesos	1,766,150	1,631,580
Deposits in foreign currency
Savings Accounts	310,307	314,645
Time Deposits	58,501	65,306
Other Deposits (1)	6,918	6,215
Plus: Accrued Interest, Quotation Differences Adjustment	101	131
Total Deposits in foreign currency	375,828	386,297
Total Deposits	2,141,978	2,017,877
(1)Includes other deposits originated by Decree No.616/05, reprogrammed deposits under judicial proceedings and other demand deposits.
As of December 31, 2022, our consolidated deposits increased 6% as compared to December 31 2021, mainly as a result of a Ps.144,283 million increase in peso denominated time deposits and of a Ps.95,033 million increase in peso denominated saving accounts, offset by a Ps.172,037 million decrease in peso denominated checking accounts. These increases were mainly due to deposits received by Banco Galicia.
For more information, see Item 5. “Operating and Financial Review and Prospects” – A.“Operating Results”- “Funding”.

The following table provides a breakdown of our consolidated deposits by contractual term and currency of denomination as of December 31, 2022.

	December 31, 2022
	Within 3 Months	After 3 Months but Within 3 Months	After 6 Months but Within 12 Months	1 year	After 1 but Within 5 years	Total
	(in millions of Pesos, except percentages)
Deposits in pesos
Savings Accounts	553,526	—	—	553,526	—	553,526
Checking Accounts	336,380	—	—	336,380	—	336,380
Time Deposits	784,841	2,125	704	787,670	7	787,677
Total deposits in pesos	1,674,747	2,125	704	1,677,576	7	1,677,583
Deposits in pesos + UVA adjustment
Savings Accounts	5,818	—	—	5,818	—	5,818
Time Deposits	38,270	847	65	39,182	6	39,188
Total deposits in pesos + UVA adjustment	44,088	847	65	45,000	6	45,006
Deposits in foreign currency
Savings Accounts	228,272	—	—	228,272	—	228,272
Checking Accounts	88,953	—	—	88,953	—	88,953
Time Deposits	49,698	5,081	1,630	56,409	91	56,500
Total deposits in foreign currency	366,923	5,081	1,630	373,634	91	373,725
Total deposits	2,085,758	8,053	2,399	2,096,210	104	2,096,314
Savings Accounts	787,616	—	—	787,616	—	787,616
Checking Accounts	425,333	—	—	425,333	—	425,333
Time Deposits	872,809	8,053	2,399	883,261	104	883,365
____________________
(1)Only principal. Includes the UVA adjustment.
The chart above shows that the highest concentration of maturities for time deposits was in the period of up to 89 days, representing 98.8% of total time deposits. As of December 31, 2022, the average term for the raising of non-adjusted Peso-denominated time deposits was 31 days, for UVA-adjusted deposits the average term was 132 days and for those in foreign currency the term was about 99 days. Foreign currency-denominated deposits, equal to Ps.373,725 million, represented 17.8% of total deposits.
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

Computable capital is divided as follows:
•Computable regulatory capital is divided into Basic Shareholders’ Equity (Tier I Capital) and Supplementary Shareholders’ Equity (Tier II Capital). Deductible items generally fall within Basic Shareholders’ Equity.
•Intangible assets and deferred tax asset credit balances should be deducted from the calculation of computable capital.
•Results for a given period are part of Basic Shareholders’ Equity (Income: 100% of audited results, 50% of unaudited results; Losses: 100%).
•Supplementary Shareholders’ Equity includes 100% of the allowance for the portfolio in normal situation (up to the limit of 1.25%) and for subordinated notes, with respect to which, as from each of the last five years of each issuance term, the computable amount shall be reduced by 20% of the face value issued.
The following percentages apply in determining minimum capital requirements:
•Loans in Pesos to the Non-financial Public Sector: 0%.
•Property, Plant and Equipment and Miscellaneous Assets: 8%.
•Family Mortgage Loans: 35% over 8%, if the amount does not exceed 75% of the asset value.
•Retail Portfolio: 75% over 8%.
The following table sets forth the capital required pursuant to the BCRA regulations in force for each period indicated below.

	December 31,
	2022	2021
	(in millions of Pesos, except percentages)
Minimum capital required (A)
Allocated to Credit Risk	109,408	63,920
Allocated to Market Risk	6,642	1,134
Allocated to Operational Risk	36,744	20,190
Total minimum capital required (A)	152,794	85,244
Computable Capital (B)
Tier I	442,495	222,136
Tier II	36,139	29,006
Total computable capital (B)	478,634	251,142
Excess over Required Capital (B)-(A)	325,840	165,898
Risk assets	1,870,089	1,041,226
Ratios (%)
Equity / Total assets	17.05	16.96
Excess / Minimum capital required	213.25	194.62
Total Capital Ratio(1)	25.59	24.12
Tier I Capital Ratio	23.66	21.33
____________________
(1)Total computable capital / risk weighted assets credit, market and operational risks.
As of December 31, 2022, the Bank’s computable capital amounted to Ps.478,634 million, Ps.325,840 million which was 213% higher than the Ps.152,794 million minimum capital requirement. As of December 31, 2021, this excess amounted to Ps.165,898 million which was 195% higher than the minimum capital requirement.
As of December 31, 2022, the minimum capital requirement increased Ps.67,550 million as compared to December 31, 2021, mainly due to the increase in regulatory requirements on risk weighted assets. Computable capital increased by Ps.227,492 million as of December 31,2022 as compared to December 31, 2021, primarily as consequence of the results generated during the quarter and to an increase of the accounting shareholders’ equity as a result of the inflation adjustment. Banco Galicia´s total capital ratio was 25.59%, increasing 147 bps as of December 31, 2022 as compared to 24.12% as of December 31, 2021.
Naranja X
Except for Naranja Digital, the companies comprising Naranja X are not financial institutions, thus, their capital adequacy is not regulated by the BCRA and they have to comply with the minimum capital requirement established by the Corporations Law, which was Ps.100,000.
Naranja Digital is a financial institution class “C” and, based on that condition, is regulated by the BCRA and has to comply with the minimum capital requirement establish by the BCRA. Such regime, based on the Basel Committee methodology, establishes the minimum capital that a financial entity must maintain to cover the different risks inherent to its activity that are incorporated in its assets, mainly: credit risk, operational risk generated by the losses resulting from the lack of adequacy or failures in the internal processes and the market risk, generated by the positions in securities and in foreign currency.
Minimum Capital Requirements of Insurance Companies
The insurance companies controlled by Sudamericana must meet the minimum capital requirements set by General Resolution No.39,957 of the National Insurance Superintendency. This resolution requires insurance companies to maintain a minimum capital level equivalent to the highest of the amounts calculated as follows:
(a)By line of insurance: this method establishes a fixed amount by line of insurance.
•For vehicle insurance: Ps.140 million.
•For motorcycle insurance: Ps.83.6 million.
•Joint operation for vehicles and motorcycles insurance: Ps.167.7 million.
•Civil liability for public transportation vehicles / labor insurance / retirement insurance: Ps.140 million.
•Civil and air navigation liability insurance / warranty and credit default insurances /general damage insurance / personal insurances including life insurance (individual and joint policies, which do not require a technical reserve), burial insurance, personal accident insurance, health insurance: Ps.41.8 million.
•Environmental insurance: Ps.28 million.
•Joint operation of vehicles and motorcycles insurance, civil and air navigation liability insurances, warranty and credit default insurance and damage insurance: Ps.209 million.
•Burial insurance: Ps.21 million.
•Life insurance, individual and collective, which requires a technical reserve: Ps.41.8million.
•Joint operation of personal and life insurance which prevents or not the constitution of mathematical reserves, burial, personal accidents and health Ps.83.6 million.
As of October 1, 2021, the defined amounts are adjusted quarterly according to the “Liability Update Rate” capitalized at simple interest on a daily basis.
(b)By premiums and additional fees: to use this method, Sudamericana must calculate the sum of the premiums issued and additional fees earned in the last 12 months. Based on the total, Sudamericana must calculate 16% of such amount. Finally, it must adjust the total by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must not be lower than minimum capital requirements required for a particular line of insurance as set forth above in (a).
(c)By claims: to use this method, Sudamericana must calculate the sum of gross claims paid during the 36 months prior to the end of the period under analysis. To that amount, it must add the difference between the balance of unpaid claims as of the end of the period under analysis and the balance of unpaid claims as of the 36th month period prior to the end of the period under analysis. The resulting figure must be divided by three.

Then Sudamericana must calculate 23% of the resulting figure. The resulting figure must then be adjusted by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.
(d)For life insurance companies that offer policies with an investment component, the figures obtained in b) and c) must be increased by an amount equal to 4% of the technical reserves adjusted by the ratio of net technical reserves to gross technical reserves (at least 85%), plus 0.3% of at-risk capital adjusted by the ratio of retained at-risk capital to total at-risk capital (at least 50%).
The minimum required capital must then be compared to computable capital, defined as shareholders’ equity less non-computable assets. Non-computable assets consist mainly of deferred charges, pending capital contributions, proposed distributions and excess investments in authorized instruments.
As of December 31, 2022, the computable capital of the companies controlled by Sudamericana exceeded the minimum requirement of Ps.2,755 million by Ps.985 million.
Sudamericana also owns Galicia Broker, a company dedicated to brokerage in different lines of insurance that is regulated by the guidelines of the Corporations Law, which provided for a minimum capital requirement of Ps.100,000.
B.5 Government Regulation
i) General
All companies operating in Argentina must be registered with the applicable Public Registry of Commerce. In addition, any company with publicly issued equity or debt securities is subject to the rules of the CNV. Further, financial entities, such as Banco Galicia, are subject to BCRA regulations. As public issuers of securities in Argentina, Grupo Financiero Galicia and Banco Galicia must comply with the disclosure, reporting, governance and other rules applicable to such companies in the markets in which they are listed and those of regulators in the countries in which they are listed, including the Capital Markets Law (as amended by Law No. 27,440, among others), Law No.20,643, the Decrees No.659/1974 and No.2220/1980 (as amended by Decree No. 572/1996, among others), and CNV’s Rules (General Resolution No. 622/2013, as amended and/or supplemented, the “CNV Rules”).
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

Banco Galicia and our insurance subsidiaries are subject to Law No.25,246 which was passed on April 13, 2000 (as amended, among others, by Laws No.26,087, 26,119, 26,683, 26,734, 26,831, 26,860, and 27,446, collectively, the "Anti-Money Laundering Law"), which provides for an anti-money laundering framework in Argentina, including Laws No.26,268 and 27,304, which amend Law No.25,246 to include activities associated with terrorism and Law No. 27,401, which provides for the criminal liability of corporate entities upon their direct or indirect execution of prohibited activities. Furthermore, the Anti-Money Laundering Law created the Financial Information Unit (Unidad de Información Financiera), which established an administrative criminal system, compliance monitoring and the ability to impose sanctions.

Sudamericana’s insurance subsidiaries are regulated by the National Insurance Superintendency and Laws No.17,418, as amended and modified by Law No.20,091. Galicia Broker is regulated by the National Insurance Superintendency, through Law No.22,400, as amended.
Naranja and the credit card activities of Banco Galicia are regulated by the Credit Card Law No. 25,065, as amended. Both the BCRA and the Secretary of Domestic Trade (Secretaría de Comercio) have issued regulations to, among other things, enforce public disclosure of companies’ pricing (fees, interest rates, and advertising) in order to ensure consumer awareness of such pricing. See “Credit Cards Regulation”.
On January 6, 2002, the Argentine Congress enacted Law No.25,561 (as amended and supplemented, the “Public Emergency Law” or in Spanish “Ley de Emergencia Pública”), which, together with various decrees and BCRA rules, provided for the principal measures intended to manage the 2001-2002 financial crisis, including the introduction of the so called "Asymmetric Pesification" (Pesificacion Asimetrica) measure, and the elimination of the requirement that the BCRA’s reserves in gold, foreign currency and foreign currency denominated debt be at all times equivalent to 100% of the monetary base, among others. The Public Emergency Law, which has been extended year after year and was in force until December 31, 2017, granted the Government the power to fix the exchange rate of the peso against foreign currencies and to issue regulations relating to the foreign exchange market. The Argentine Government did not extend the term of the Public Emergency Law following December 31, 2017. However, on December 14, 2016, the Argentine Congress enacted Law No. 27,345, which extended the state of emergency on social matters until December 31, 2019. Additionally, on December 1st,2022, the Argentine Congress enacted Law No. 27,701, which extends the state of national nutrition emergency, first declared by Decree No. 108/2022, until December 31, 2025, whereby the Government must ensure the nutrition of its population with state funds.
On December 23, 2019, the Argentine Congress enacted Law No.27,541 (the “Social Solidarity and Productive Reactivation Law” or, in Spanish “Ley de Solidaridad Social y Reactivación Productiva”), which declared yet again a public emergency in relation to certain economic, financial, fiscal, administrative and social matters, among others. The goal of this law is to manage Argentina’s public debt and public spending in a sustainable manner.

On April 7, 2021, the Argentine Executive Branch issued Decree No. 234/2021, which established a new export investment promotion regime (the "Promotion Regime"), aimed, among other things, at increasing the export of goods by promoting the export of goods and services and sustainable economic development. The Promotion Regime contemplates investment in new productive projects in, among others, the forestry, mining, hydrocarbons, manufacturing, agribusiness and oil and gas sectors, as well as the expansion of existing business units that require investment.
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
On June 9, 2005, through Decree No.616/2005, the Argentine Executive Branch mandated that inflows of funds into the MULC arising from foreign debt incurred by residents (subject to certain exceptions) and all inflows of funds of non-residents channeled through the MULC for certain concepts were required to be credited into a local account and maintained for a “Minimum Stay Period”, requiring a mandatory deposit equal to 30% of the amount of the transaction for a period of 365 calendar days. Such requirements were eliminated by the former administration.
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

On September 1, 2019, the Government issued Decree No. 609/19 (as later amended by Decree No. 91/19 on December 28, 2019), setting forth certain controls and restrictions on the acquisition, sale, and transfer of foreign currency, applicable to both individual persons and legal entities in Argentina. This decree also enabled the BCRA to establish, through regulations, the necessary measures to avoid “practices and operations aimed at avoiding, through public titles or other instruments” the restrictions set forth by the decree. In furtherance of such decree, since its date of implementation the BCRA has adopted a series of measures that regulate the MLC, which are all included in the Amended and Restated Text on Foreign Exchange (the “FX Regulatory Framework”). Within the Amended and Restated Text on Foreign Exchange the “MC” or “Mercado Libre de Cambios” is now referred to as “Mercado de Cambios” or “MC” (hereinafter, indistinctly the “MC”, the "FX Market" or the “Mercado de Cambios”).
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
Outflow of Funds:

As a general rule, in order to grant their clients access to the FX Market to perform payments abroad, financial institutions must request their clients to provide an affidavit certifying to compliance with the provisions and requirements of the FX Regulatory Framework. In this context, clients must submit the following affidavits pursuant to the terms of Section 3.16 of the Amended and Restated Text on Foreign Exchange (the “Affidavits”):

(a) Affidavit of Foreign Assets: By means of this affidavit, the corresponding client must state that, on the day it is requesting access to the FX Market (i.e. on the day a given payment is to be executed), all of its foreign currency holdings in Argentina are deposited in accounts held in local financial institutions, and it does not hold any “available liquid foreign assets” (including Argentine certificates of deposit representing foreign shares known as “CEDEARs”) in an amount in excess of US$100,000. In the event that the client holds available liquid foreign assets in an amount in excess of the threshold referred to above, it will have to file a sworn statement before the bank (through which the corresponding payment is being executed) stating that such amount in excess is subject to any of the exceptions set forth under Section 3.16.2.1. of the Amended and Restated Text on Foreign Exchange (e.g. that the exceeding funds correspond to collections from exports of goods and/or services or advances, pre-financing or post-financing of exports of goods granted by non-residents, and that the 5 (five) business day term to convert those funds into Argentine Pesos has not elapsed).

(b) Affidavit of Mandatory Repatriation: By means of this affidavit, the corresponding client must undertake to convert any funds received abroad from the collection of any of the following sources into Argentine Pesos through the FX Market within 5 business days from the date on which any such funds become available: (a) loans; (b) term deposits; or (c) sales of any type of assets (e.g. shares, securities, goods, etc.): provided that the same same were granted, constituted, or acquired after May 28, 2020.

(c) Affidavit on Securities Transaction: By means of this affidavit, the corresponding client must state that, on the day on which it is requesting to access to the FX Market, and during 90 calendar days prior to such date, it has not: (a) arranged sales in Argentina for securities with settlement in foreign currency; (b) carried out swaps of securities issued by Argentine residents for foreign assets; (c) carried out transfers of securities to foreign depositories; (d) acquired securities in Argentina, issued by non-residents, using Pesos; (e) acquired CEDEARs; (f) acquired securities representing private debt issued in a foreign jurisdiction; (g) delivered funds in local currency or other local assets (except for funds in foreign currency deposited in Argentine financial institutions) to any individual or legal entity, resident or non-resident, related or not, receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities held abroad. In addition, the client must also undertake not to carry out these operations on the day it is requesting to access the FX Market and during the 90 calendar days immediately thereafter.

In addition to the above, pursuant to Section 3.16.3.4. of the Amended and Restated Text on Foreign Exchange, as part of the affidavit, the client must include a list of persons who exercise "direct control" over it, in accordance with Section 1.2.2. of the “Large Exposures to Credit Risk” standards of the BCRA rules, and state that, on such day and during the 90 calendar days prior to such day, it has not delivered funds in local currency or other liquid local assets to said controlling entities (except for funds in foreign currency deposited in Argentine financial institutions), except for those funds directly related to usual and customary transactions between Argentine residents for the acquisition of goods and/or services. This requirement shall be deemed satisfied if the client's direct controlling entities submit a sworn statement in terms of the preceding paragraph.
Additionally, through Communication “A” 7200, the BCRA created the “Registry on foreign exchange information of exporters and importers of goods”, in which certain import and export companies that are specifically included in the list published under Communication “C” 89476 must be registered as a condition to access the MC for the outflow of funds (as of May 1, 2021 onwards).

Import of Goods. The FX Regulatory Framework establishes the possibility for Argentine residents to access the MC in order to pay amounts that they owe for the import of goods upon compliance with certain requirements. In summary:

(i) all imports of goods requested from October 17, 2022 onwards must have an approved “Import System of the Argentine Republic” (SIRA) declaration, which declaration will set the date following which the corresponding Argentine importer will be entitled to request access to the FX Market to make an import payment. There are three requirements for approving a SIRA declaration: (a) the importer must not be in default or have any unsolved irregularity with the Federal Public Revenue Administration (“AFIP” by its acronym in Spanish) (for example, defaults or irregularities in respect of the provision of information to the AFIP, or if there's any information that must be updated, financial statements, etc.); (b) the AFIP must perform an analysis to verify whether the importer has carried out operations of over-invoicing, under-invoicing, or has distorted the tax regime with abusive practices that are being investigated or for which administrative or judicial measures have been filed; and (c) an analysis of the importer's economic and financial capacity must be carried out. Please note that the parameters used by SIRA to pre-approve import payments are not objectively or precisely defined, so the applicable period to be granted in order to make an import payment through the FX Market -if any- may vary.

(ii) the transaction must be validated against a computer system called “Cuenta Corriente Única de Comercio Exterior” implemented by the AFIP (such validation is done by the corresponding bank on the day on which its customer is requesting access to the FX Market to execute a payment);

(iii) the applicable payment obligation must be reported to the BCRA through the “Foreign assets and liability informative regime” (Relevamiento de Activos y Pasivos Externos) set forth pursuant to Communication “A” 6401; and

(iv) compliance with all other general applicable requirements and with the the affidavits set forth in the BCRA’s regulations.
Offshore Services. Financial entities may grant their clients access to the FX Market for the payment of offshore services to the extent that certain requirements are met. In summary, such requirements consist of the following: (i) the Argentine company seeking access to the FX Market must have an approved “Argentine System of Imports and Foreign Payments of Services” (SIRASE) declaration (which approval is subject to the same conditions as those applicable to the SIRA declaration in "Import of Goods" described above); (ii) pursuant to Section 1.2.2. of the “Large Exposures to Credit Risk” standards of the BCRA, the offshore service provider must not be related to the Argentine company; (iii) the transaction must be reported, if applicable, in the last presentation of the “Foreign assets and liability informative regime" established under Communication “A” 6401; (iv) the payment must be made at maturity (i.e. no more than 3 days in advance of the scheduled due date); and (v) all other applicable general requirements and affidavits described above must be complied with. The above requirements may not be applicable in certain specific cases determined by the BCRA. With certain exceptions, the BCRA’s prior authorization is required to make payments prior to their scheduled due date, or to make payments to offshore related companies. The BCRA’s prior authorization is also required for early interest payments.
Dividends and Earnings. No authorization from the BCRA is required to carry out foreign exchange transactions to pay dividends and earnings to “non-residents”, provided that the following requirements are met: (i) the dividends and earnings arise from closed and audited financial statements, (ii) the payment is made in accordance with the relevant corporate documents, (iii) the total amount of transfers for this reason made as of January 17, 2020 and onward, does not exceed 30% of the value of new contributions of foreign direct investment in Argentine companies, entered and settled through the MC as of the mentioned date, (iv) access to the MC for the payment of dividends cannot occur sooner than 30 calendar days following the settlement of the last contribution (v) the payor submits sufficient documentation that evidences the final capitalization of the contributions, and (vi) the payment obligation is reported to the BCRA through the “Foreign assets and liability informative regime”.
Offshore Financial Indebtedness. Regarding offshore financial indebtedness, financial entities may only grant access to the MC when, in summary: (i) the funds disbursed as of September 1, 2019 entered Argentina through the FX Market, were converted into Argentine Pesos, and deposited into local bank accounts; (ii) the transaction is reported to the BCRA through the “Foreign assets and liability informative regime” established under Communication “A” 6401, (iii) the payment is not made to an affiliated offshore company (subject to certain exceptions); (iv) the payment is performed at maturity (i.e. no more than 3 days in advance of the scheduled due date, subject to certain exceptions); and (v) all other applicable general requirements and affidavits are complied with.
Regarding offshore financial indebtedness where the offshore creditor is a related or affiliated entity, prior approval from the BCRA is required to pay any capital (but not interest) on such offshore financial indebtedness to the extent that the applicable financing was granted prior to February 10, 2020 (i.e. to the extent all other applicable requirements are met, the corresponding client would be able to pay interest, but not capital, on certain financings granted by an affiliated or related party). This requirement (i.e. BCRA’s prior approval to pay capital) is not applicable (and the financing can be repaid on the maturity date, assuming no further relevant regulatory changes) when: (i) the funds disbursed under an intercompany loan entered Argentina and converted into Pesos through the FX Market following October 2, 2020, (ii) the debt has an average life of at least 2 years, and (iii) all other requirements set forth by applicable regulations are complied with.
Argentine residents that have to make debt payments on debt issued by non-Argentine companies (including foreign financial indebtedness granted by non-financial non-related third parties, foreign financial indebtedness that required for the operation of the company, or the issuance of bonds in a foreign country with the public registration of such bonds in Argentina) with payments scheduled to fall between October 15, 2020 and December 31, 2023, must file a refinancing plan with the BCRA whereby (i) only 40% of the principal shall be paid during such timeframe; and (ii) the remaining principal shall be refinanced with new indebtedness with a minimum average duration of two years. This plan must be submitted to the BCRA within certain periods. In line with this requirement, Argentine residents may access the MC to prepay the noted percentage of principal, subject to meeting certain criteria. The requirement to submit a refinancing plan to access the MC does not apply to international organizations or related agencies or with official credit agencies or in respect of debt secured by such organizations or agencies and when the principal amount of these type of indebtedness does not exceed the equivalent to US$2 million of capital payments per calendar month.
The above referenced refinancing plan will not be necessary when the payment does not exceed the equivalent of US$2 million per calendar month, or when the maturities represent: (i) indebtedness incurred as of January 1, 2020 and the funds received from such incurrence have been transferred and sold in the MC; (ii) indebtedness incurred as of January 1, 2020 in order to refinance principal amounts falling due after that date; and or (iii) the remaining portion of maturities already refinanced pursuant to these parameters.
Collateral trusts. Collateral trusts established by Argentine resident entities with the purpose of guaranteeing principal and interest payments for their obligations have access to the MC in order to make such payments, as long as it is verified that the debtor would have also had access to make such payments on its own behalf because of its compliance with the applicable regulations, and that the payment abroad by the collateral trust is the only available option set forth in the transaction documents. Collateral trusts are able to access to the MC to either transfer or purchase foreign currency to comply with guarantee deposits of this type of indebtedness, as long as certain requirements are met. However, this possibility is provided up to the equivalent payable amount in the relevant contract or the “value to be paid at the next maturity date of services”.

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
For this purpose, the disbursed funds must have been (a) used to finance certain investment projects in Argentina that generate an increase in the production of goods that will be exported, and/or will enable the substitution of imports of goods; and/or will result in an increase in the transport capacity for the export of goods and services through the construction of infrastructure works in ports, airports and land terminals for international transport; and (b) transferred into Argentina and converted into local currency after October 2, 2020.
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
In addition to the above, the BCRA has also set forth that Argentine residents may apply foreign currency received in exchange for exports of goods and services to the payment of “repatriation of direct investments of non-residents” -among others- to the extent that certain requirements are met.
Notwithstanding all of the above described rules, the FX Regulatory Framework sets forth additional provisions that are applicable on a case-by-case basis. This is only a brief summary of applicable regulations.
iii) BCRA Reporting Regime
The BCRA’s reporting regime was established under Communication “A” 6401 and sets forth reporting requirements with respect to debt securities and external liabilities for the financial and private non-financial sector and direct investments of companies in such sector under the “Foreign assets and liability informative regime”.
The completion and validation of the information corresponding to the foregoing must be done electronically through the AFIP website. Such information, must be reported as follows: (i) at the end of any calendar quarter, by all individuals and legal entities who have outstanding offshore financial indebtedness (or if cancelled during that period, when filing the Foreign assets and liability informative regime); and (ii) in an annual presentation, by those individuals or legal entities for whom the balance of external assets and liabilities at the end of each year reaches or exceeds the equivalent of US$50 million.
iv) Foreign Exchange Criminal Regime
Exchange operations can only be carried out through the entities authorized for such purposes by the BCRA. As such, any exchange operation that does not comply with the provisions of the applicable regulations will be subject to Law No. 19,359, as regulated by Decree 480/95, and BCRA regulations (“Foreign Exchange Criminal Regime”), pursuant to which the following constitute offenses: (i) any foreign exchange transaction not performed before an authorized institution; (ii) the completion of foreign exchange transactions without the applicable authorization; (iii) any misrepresentation related to foreign exchange transactions; (iv) the failure to make accurate representations or to complete the necessary procedures in cases where the actual transactions are different than those declared; (v) any foreign exchange transaction executed without fulfilling the conditions established by applicable regulations, regarding quantity, foreign currency exchange rate, dates, etc.; and (vi) any other omission or act performed in violation of the Foreign Exchange Criminal Regime.

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

In the case of Banco Galicia, the last audit was in November 2022.
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
The minimum basic capital requirement for a commercial bank located in the City of Buenos Aires, such as Banco Galicia, is a capital reserve of at least Ps.500 million. The minimum capital requirements related to credit risk, which are calculated according to a formula established by the BCRA, are designed to establish the minimum capital necessary to offset the risk that the counterparty does not comply with its obligation in a transaction related to the assets that are being reviewed. The minimum capital requirements related to market risks are designed to offset the eventual losses generated by a change of market rates or of credit quality, which would affect the assets and liabilities of the bank. Such market risk includes (among other risks) liquidity risk and interest rate risk. Operational risk includes the possibility of incurring a failure or deficiency in losses as a result of external events or as a result of a failure or deficiency in internal processes, human error, or internal systems.
In order to verify compliance with the minimum capital requirements, the BCRA considers the computable regulatory capital (“RPC”) of a particular entity (i.e., capital that the entities actually have). Pursuant to the BCRA’s regulations, a bank’s RPC is the sum of the minimum core capital (Tier I capital) and supplementary capital (Tier II capital), minus certain deductible concepts. The BCRA considered Basel III requirements in order to regulate the RPC (and listed the assets included in each Tier as well as the deductible concepts in accordance with such rules).
According to the BCRA’s regulations, any financial entity operating with an RPC under the minimum capital requirements must: (i) pay-in the corresponding amount within the following two months from the month in which it fails to comply with the requirement, or (ii) submit to the Superintendency a regularization and reorganization plan within the following 30 calendar days counted as from the last day of the month in which it fails to comply with the requirement. The Superintendency may appoint a supervisor and impose restrictions on distribution of dividends, among other actions, when non-compliance with the RPC requirements occurs or any warning from the Superintendency is received.
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

iv) Profit Distribution
Starting January 1, 2023, and effective until December 31, 2023, financial institutions are not able to make profit distributions.
Irrespective of the above restriction, profit distribution of financial institutions (the concept pursuant to which a payment of dividends is included) must be authorized by the Superintendency. Financial institutions may distribute profits without exceeding the limits set forth in the “Distribution of Profits” rules established by the BCRA. The amount to be distributed must not compromise the entity’s liquidity and solvency. The Superintendency is entitled to intervene to verify the correct application of the procedures and regulations with respect to dividends approved and to be distributed by financial institutions. Nevertheless, as explained above, dividends to be paid in a foreign currency to international investors, may be subject to foreign exchange restrictions.
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
Despite the above-mentioned existing limitations, in the context of the COVID-19 pandemic, the BCRA issued on March 19, 2020, Communication “A” 6939, which suspended the ability of Argentine financial institutions to distribute dividends until June 30, 2020, in order to maintain the lending capacity of the financial institutions. This suspension was later extended by Communication “A” 7035 until December 31, 2020, by Communication “A” 7181 until June 30, 2021, and by Communication “A” 7427 until December 31, 2021. Pursuant to Communication “A” 7421 from January 1, 2022, until December 31, 2022, financial entities may distribute profits for up to 20% of the amount that would have corresponded by application of the “Distribution of Profits” rules. In addition, prior authorization must be requested to the BCRA to distribute their earnings –in accordance with the provisions of Section 6 of the “Distribution of Profits” rules– and the profits should be distributed in 12 equal, monthly, and consecutive installments. Regarding the payment of dividends abroad please see the comments on the foreign exchange regulations herein.
Nevertheless, by means of Communication “A” 7719 dated March 9, 2023, the BCRA established that as from April 1, 2023, and until December 31, 2023, financial institutions may distribute earnings: (i) for up to 40% of the amount that would have corresponded in accordance with the applicable regulations above-mentioned; and (ii) in 6 equal, monthly and consecutive installments.
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
The averages will be obtained by dividing the sum of the daily balances by the total amount of days of each month. For days in which no movement is recorded, the balance will be that of the immediately preceding day. Compliance with minimum cash requirements must be made in the same debt currency and/or instrument that corresponds to the requirement (with certain exceptions), and might be completed through, among others, (i) checking accounts, denominated in Pesos, opened by financial entities in the BCRA; (ii) “Minimum Cash Accounts”, denominated in Dollars or other foreign currencies, opened by financial entities in the BCRA; (iii) special guarantee accounts in favor of clearing houses and for coverage of credit cards, vouchers and ATM operations and for transfer settlement of immediate funds; (iv) non-bank financial entities checking accounts opened in commercial banks for the requirement of minimum cash integration; (v) special accounts opened in the BCRA linked for the provision of social security benefits administered by National Social Security Administration (“Administración Nacional de la Seguridad Social” or ANSES) and (vi) “sub-accounts 60” which are accounts that contain a minimum amount of cash received from investments in public securities and debt instruments issued by the BCRA, at market value.
According to the “Minimum Cash” rule of the BCRA (as modified and complemented), the percentages of minimum cash requirements are as follows:
•Demand deposits:
•Peso-denominated checking accounts and savings accounts: 45%.
•Savings accounts denominated in foreign currency: 25%.
•Fixed term deposits:
•Peso-denominated: (i) up to 29 days, 25%; (ii) 30 to 59 days, 14%; (iii) 60 to 89 days, 4%; (iv) 90 days or more, 0%.
•Foreign currency-denominated: (i) up to 29 days, 23%; (ii) 30 to 59 days, 17%; (iii) 60 to 89 days, 11%; (iv) 90 to 179 days, 5%; (v) 180 to 365 days, 2% and (vi) more than 365 days, 0%.
•Fixed term deposits adjusted by UVA/UVI (by remaining maturity):
•(i) up to 29 days, 7%; (ii) from 30 to 59 days, 5%; (iii) from 60 to 89 days, 3%; (iv) 90 days or more, 0%.
Please bear in mind that the above-mentioned peso-denominated rates may vary depending on certain circumstances set forth by the BCRA (e.g., locality, term deposits transactions arranged remotely).
As of December 31, 2022, Banco Galicia was in compliance with its legal reserve requirements and continued to be in compliance as of the date of this annual report.
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
Pursuant to the BCRA’s regulations, financial institutions are not allowed to hold more than a 12.5% interest (or more than a specific percentage of the financial institution’s adjusted shareholders’ equity) in the outstanding capital of a company which does not provide services complementary to those offered by financial institutions, as established in the “Complementary services of financial activities” rules. The BCRA determines which services are complementary to those provided by financial institutions. To this date, it has been determined that such services mainly include those offered in connection with stock brokerage, the issuance of credit, debit or similar cards, financial intermediation in leasing and factoring transactions. Since May 5, 2022, financial institutions may not carry out or facilitate transactions with digital assets –including crypto assets and those whose yields are determined based on the variations that they register– which are not authorized by a national regulatory authority or by the BCRA.
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
The BCRA also regulates the level of “total financial exposure” a bank has to related parties. A party may be a “related party” by: a) control, when an individual or a legal person directly or indirectly exercises control over the bank or is controlled directly or indirectly by the bank; or b) personal relationship, regarding individuals (including their families and any other entity which they control) who serve as directors, trustees, general managers, or managers with credit attributions.
The BCRA limits the level of total financial exposure that a bank can have outstanding to related parties, depending on the rating granted to each bank by the Superintendency. Banks rated 4 or 5 are prohibited from extending financial assistance to related parties. For banks ranked between 1 and 3, the financial assistance offered to related parties based on a relationship of control and without a guarantee, may not exceed 5% of the bank’s level one capital. The bank may increase this limit to 10% if the financial assistance is secured.

Financial assistance to related parties based on a “personal relationship” has a 5% limit of Level 1 capital of the entity providing the financing (the limit is unique for all cases and includes operations with and without guarantees).
However, a bank may grant additional financial assistance to such related parties up to the following limits:
a)Individual maximum limits for customers over which a bank has control:
•Domestic financial entities:
✓    Financial institutions rated 1, 2 or 3, subject to consolidation with the lender and its controller or the borrower:
•If the affiliate is a financial institution rated 1, the amount of total financial exposure can reach 100% of a bank’s TIER 1, and 50% for additional financial assistance
•If the receiving affiliate financial institution is rated 2, the amount of total financial exposure can reach 20% and an additional 105% can be included
•If the affiliate is a financial institution rated 3, the amount of total financial exposure can reach 10%, and additional financial assistance can reach 40%
✓    Financial institutions that do not meet the above conditions with the lender or the borrower: 10%
•Domestic companies with complementary services:
✓    Domestic companies with complementary services associated with brokerage activities, financial brokerage in leasing and factoring operations, and temporary acquisition of shares in companies to facilitate their development in order to sell such shares afterwards
•Controlling company rated 1: General assistance 100%
•Controlling company rated 2: General assistance 10% / Additional assistance 90%
✓    Domestic companies with complementary services related to the issuance of credit cards, debit cards or other cards:
•Controlling company rated 1: General assistance 100% / Additional assistance 50%
•Controlling company rated 2: General assistance 20% / Additional assistance 105%
•Controlling company rated 3: General assistance 10% / Additional assistance 40%
✓    Domestic companies with complementary services, not subject to consolidation with the lender or the borrower: 10%
•Foreign financial entities:
✓    Investment grade 10%
✓    No Investment grade: Unsecured 5%; with and without warrants10%
•Other counterparties related by control
✓    Unsecured 5%; with and without warrants10%
b)Individual maximum limits for customers over which there is a personal relationship
•Lender is ranked from 1 to 3: 5% of its TIER 1
In addition, the aggregate amount of a bank’s total financial exposure to its related parties, except for the ones subject to individual maximum limits higher than 10% (complementary services companies), may not exceed 20% of such bank’s TIER 1.
Notwithstanding the limitations described above, the sum of computable exposure is also limited in order to prevent risk concentration. To that end, the total exposure independently of whether customers qualify as such bank’s related parties or not, in the case in which such exposure exceeds 10% of such bank’s TIER 1, may not exceed three times the bank’s TIER 1, excluding total financial exposure to domestic financial institutions, or five times the bank’s TIER 1, including such exposure.

For a second-grade financial institution (i.e., a financial institution that provides financial products to other banks and not to retail customers), the latter limit is ten times such financial institution’s TIER 1.
Banco Galicia has historically complied with such rules.
ix) Loan Classification System
General
Banco Galicia is required to comply with the BCRA regulations. In 1994, the BCRA introduced the current loan classification system and the corresponding minimum loan-loss provision requirements applicable to loans and other types of credit (collectively referred to as “loans”) to private sector borrowers.
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
The review must be carried out in respect of each borrower with debt pending payment equal to the lesser of the following amounts: Ps.114 million or 1% of the bank’s computable capital (the “RPC”). The frequency of the review of each borrower depends on the bank’s exposure to that borrower. The BCRA requires that the larger the exposure is, the more frequent the review should be. This review must be conducted every calendar quarter when credit exposure to that borrower is equal to or in excess of 5% of the bank’s RPC, or every six months when exposure equals or exceeds the lesser of the following amounts: Ps.114 million or 1% of the bank’s RPC. In all cases, at least 50% of Banco Galicia’s commercial portfolio must be reviewed once every six months; and all other borrowers in Banco Galicia’s commercial portfolio must be reviewed during the fiscal year, so that the entire commercial portfolio is reviewed every fiscal year.
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
(i)classified as “normal”;
(ii)subject to the supervision of the BCRA or other similar authority of the country of origin;
(iii)classified as “investment grade” by any of the rating agencies admitted pursuant to Communication “A” 2729 of the BCRA.

Consumer Portfolio

Loan Classification	Description
A. Normal Situation
Loans with timely repayment or arrears not exceeding 31 days, both of principal and interest.
A customer classified in “Normal” situation that has been refinanced more than twice in the last twelve months in this category, must be re-classified to “Low-Risk”.

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
In addition, such regulations provide that in order to modify fees and other conditions established in agreements executed by and between financial entities and consumers, the following requirements must be met (i) reasons for fee increases must be established in the agreements and must be duly justified; (ii) modifications cannot change the core or fundamental provisions of the agreement; (iii) the consumer must be duly informed of any such changes; and (iv) for the imposition of new fees, the consumer’s consent must be obtained.
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
The holders of the following deposits are entitled to the general preferential right established by the FIL (following this order of preference):
•deposits of individuals or entities up to Ps.50,000, or the equivalent thereof in foreign currency, with only one person per deposit being able to use this preference. For the determination of this preference, all deposits of the same person registered by the entity are computed;
•deposits in excess of Ps.50,000, or the equivalent thereof in foreign currency, referred to above;
•liabilities originated on commercial credit lines provided to the financial entity, which are directly related to international trade.
According to the FIL, the preferences set forth in previous paragraphs (i) and (ii) above are not applicable to deposits held by persons who are affiliates of the financial entity, either directly or indirectly as determined by the BCRA.
In addition, pursuant to Section 53 of the FIL, the BCRA has an absolute priority over all other creditors of the entity, except as provided by the FIL.
xiv) Deposit and Loans in Housing Units
In order to facilitate access to mortgage loans, through Communication “A” 5945, dated as of April 8, 2016, and complementary regulations, the BCRA established a new type of loan denominated in Acquisition Value Units (Unidad de Valor Adquisitivo or “UVAs”). The value of such units will be updated using the Reference Stabilization Coefficient. The initial value of the UVA was Ps.14.05, and as of January 27, 2023, it was Ps.193.34.

xv) Financing Loans for Economic Development
The BCRA enacted several communications, by means of which it implemented several policies to promote economic development and productivity in Argentina. Among others, the required minimum cash to be held by financial institutions (as above-explained) is reduced in certain cases, among others, the following :
(i) by taking into account the share of financing to small and medium companies in pesos as a percentage of total financing to the non-financial private sector - in the same amount - in the same period, according to certain percentages established by the BCRA.
(ii) by 35% of the amount of financing in pesos that the entity grants until September 30, 2020, by 50% of the sum of the financing in pesos granted from January 10, 2020 and until January 31, 2022, and 40% of the sum of the financing in pesos granted as of January 2, 2022 under the "Ahora 12" Program, both directly and indirectly (through non-financial companies issuing credit cards at a rate interest rate of up to 17%). This deduction may not exceed 8% of the concepts in pesos subject to requirement, on average, of the month prior to the calculation.
(iii) Until June 30, 2023 the requirement is reduced based on cash withdrawals made through the entity's ATMs, giving greater consideration to withdrawals made at ATMs located in locations with less economic activity.
(iv) in an amount equivalent to 40% of the sum of outstanding financing granted in local currency to small and medium companies (PyME), provided such financing is granted at a maximum annual interest rate of 64.50% or 74.50%, depending on the specific scenario.
The required minimum cash to be held by financial institutions might also be reduced in other specific cases established by the BCRA (such as in the case of financings that meet certain specific requirements, including those financings granted under a government program that allows users to make payments in 12 monthly installments, among others).
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
B.7 Credit Cards Regulation
The Credit Cards Law establishes the general framework for credit card activities. Among other regulations, this law:
•sets a 1.80% cap on the rate a credit card company can charge merchants for processing customer card holders’ transactions with such merchants, calculated as a percentage of the customers’ purchases. With respect to debit cards, the cap is set at 1.0% and the amounts relating to the customers’ purchases should be processed in a maximum of three business days;
•establishes that credit card companies must provide the BCRA with the information on their loan portfolio that such entity requires; and
•sets a cap on the interest rate a credit card company can charge a card holder, which cannot exceed the average interest rate charged by the issuer on personal loans by more than 25%; for non-bank issuers, such amount cannot exceed the financial system’s average interest rate on personal loans (published by the BCRA) by more than 25%.
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

C. Organizational Structure
The following table illustrates our organizational structure as of December 31, 2022. Percentages indicate the ownership interests held by each entity.

EBA Holding S.A.
19.07%
Grupo Financiero Galicia S.A.
100%
Banco de Galicia y Buenos Aires S.A.U.
100%
Galicia Asset Management S.A.U.
100%
Agri Tech Investments LLC
100%
IGAM LLC
100%
Galicia Securities S.A.U.
87.5%
Galicia Warrants S.A.
12.5%
100%
Agri Tech Investments Argentina S.A.U.
100%
INVIU S.A.U.
0.01%
Tarjetas Regionales S.A.
99.99%
87.5%
Sudamericana Holding S.A.
12.5%
100%
INVIU Uruguay Agente de Valores S.A.
100%
Tarjeta Naranja S.A.U.
100%
Galicia Seguros S.A.U.
95%
Cobranzas Regionales S.A.
5%
100%
Galicia Retiro Compañia de Seguros S.A.U.
100%
Naranja Digital Compañia Financiera S.A.U.
99.99%
Galicia Broker Asesores de Seguros S.A.
100%
Well Assistance S.A.U.

D. Property, Plants and Equipment
The following are our main property assets, as of December 31, 2022:

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

As of December 31, 2022, our distribution network consisted of:
•Banco Galicia: 307 branches, located throughout Argentina’s 23 provinces, 155 of which were owned and 152 of which were leased by Banco Galicia.
•Naranja X: 162 branches, located in all the country, 1 of which was owned and 161 of which were leased by Naranja X.
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
A.1 Overview
In recent years, we have strengthened our position as a leading domestic private-sector financial institution, increasing our market share of loans and deposits and strengthening Banco Galicia’s, our principal subsidiary, regulatory capital reserves through the issuance of subordinated bonds and follow-on equity offerings and internal profit origination.
Despite the deterioration of the Argentine economy, high levels of inflation and the devaluation of the Peso, in 2022 we were able to maintain our asset quality and adequately cover credit risks and maintain solvency, liquidity and profitability metrics at what we believe are reasonable levels.
In addition, uncertainty and volatility in the Argentine economy may increase as a series of challenges arise from the path towards the normalization of global economic activity after 3 years of the pandemic, the continuing increases in inflation levels in many developed countries and the changes in monetary policies expected to be put in place, and their impact on international prices, interest rates and level of economic activity.
Further, the war between Russia and Ukraine adds economic uncertainty, including its impact on global trade and commodity prices, which could also have an impact on the Argentine economy and on Grupo Financiero Galicia’s business.
In Argentina, in addition to the above listed conditions -e.g. high inflation, fiscal deficit and its financing, low level of economic growth, poverty-, we have to add political difficulties that arose in a year in which there are presidential elections, both in the ruling coalition and in opposition parties, which makes it even more difficult to achieve the necessary consensus to resolve urgent problems, such as a fiscal primary deficit reduction, limitations to monetary financing, tariff adjustments, the accumulation of international foreign reserves, and controlling the increase of public debt.
Considering all the above, fiscal year 2023 is expected to be a challenging year, but we are confident that we will be able to sustain adequate levels of liquidity, solvency and profitability, with a healthy asset quality.
A.2 The Argentine Economy
In 2022, the consequences of the pandemic caused by COVID-19 continued to have a significant impact on the global economic and financial situation. At the same time, the emergence of new strains of COVID-19 and the various waves of contagion in China increased uncertainty. In addition, the war in Eastern Europe affected the level of inflation across the board, due to mismatches between consumers' demand and the effects of such events on global supply. This forced the main Central Banks to adopt contractionary economic policies.
In particular, in the United States, the Federal Reserve began its balance sheet reduction program in June of 2022 and raised its benchmark rate 425 bps during 2022, lifting it to the 4.25%-4.5% range, the highest level since 2007, in what was the fastest interest rate hike cycle since 1980. Meanwhile, the European Central Bank (ECB) decided to terminate its net asset repurchase program as of July 2022 and raised its benchmark rate by 250 bps.
Globally, inflation began to decelerate during the second half of 2022. In particular, in the United States, inflation reached 6.5% year-over-year in December 2022. The Eurozone reached an inflation rate of 9.2% in 2022, the highest since 1991. In general terms, most of the world's economies experienced a slowdown in inflation as a result of the fall in commodity prices during the second half of the year and the improvement in the global supply chain.
The slowdown in economic activity and the end of restrictions in China are expected to help moderate the behavior of inflation in 2023, with a decrease in the impact that prices related to the energy and goods sectors have on inflation. Investors expect the world's major Central Banks to ease their monetary policy during 2023, but there remains a risk that inflation will be higher than expected, which would require such Central Banks to continue raising rates.
In this context, commodities performed favorably. During 2022, the Bloomberg Commodity Index accumulated an increase of 16.1%, after recording an increase of almost 38% during the first quarter of the year. In detail, although the price of oil fell 41% from its peak in March, it still ended up increasing by 4.3% overall during the 2022 when compared to such price at the end of 2021. In addition, regarding agricultural commodities, corn and soybean prices rose by 22.7% and 14.4%, respectively, during 2022.
2022 will be remembered as one of the most challenging years for both equity and fixed-income assets. In the United States, after starting the year with a new all-time high, the S&P index closed the year with a 19.4% decline, while in the Eurozone the Stoxx 600 fell 12.9% and China's Shanghai Composite fell 15.1%. U.S. Treasury bond yields rose by an average of 290 bps and the spread between the 10-year and 2-year bonds ended at -55 bps.
Meanwhile, the US Dollar Index (DXY) increased by 8.2% reaching 103.5 points as of the end of 2022. Among other relevant indicators, the VIX volatility index reached a maximum high of 36.5 points during the year, closing at 21.4 points as of the end of 2022, a level higher than the 18-point average recorded during the last 20 years. In general terms, the emerging equity markets had an underwhelming year, with the MSCI Emerging Markets Index decreasing by 22.4% and the Bloomberg Emerging Markets Hard Currency Aggregate Index declining by 15.3% as of the end of 2022.
At the local level (i.e in Argentina), the economy continued displaying a recovery, as observed during 2021 after the end of the pandemic. After growing 10.4% in 2021, the economy expanded around 5.2% in 2022, particularly thanks to investment and private consumption, with public spending showing no growth in real terms. Economic activity was close to 2017 highs, but failed to surpass that level due to a downturn registered during the last quarter of the year in seasonally adjusted terms. As in 2021, exports were boosted by high commodity prices resulting from Russia's invasion of Ukraine earlier in the year.
The Argentine labor market followed the improvement in economic activity, with the unemployment rate standing at 7.1% of the economically active population in the third quarter of 2022 (latest available data). This figure compares with an unemployment rate of 8.2% in the same quarter of 2021 and with an unemployment rate of 11.7% during the same quarter of 2020. The participation and employment rates stood at 47.6% and 44.2%, respectively. In the case of the participation rate, its level was above the 46.7% observed in the third quarter of 2021, while the employment rate was above the 42.9% of the previous year. Urban poverty rates stood at 36.5% of the population during the first semester of 2022, and indigence reached 8.8% of Argentines. These rates showed a reduction when compared to the values of the same period of 2021, when poverty and indigence had been at 40.6% and 10.7% of the population, respectively.
On the monetary front, the main aggregates, which had slowed their rate of expansion in 2021 compared to the dynamics shown in 2020, continued to moderate in 2022. The Argentine monetary base closed the year with a balance of Ps.5,203,752 million, a year over year increase of 42.4%. The increase was mainly due to the interest paid by the BCRA on Argentine "Pases" (repos carried out between the BCRA and banking institutions to regulate the liquidity of the banking system) and LELIQ (liquidity notes issued in pesos by the BCRA to local banks) and by other factors of expansion of the Argentine monetary base, including the intervention of the BCRA in the secondary market of sovereign debt. The BCRA issued Ps.620,051 million as "Temporary Advances" (Adelantos Transitorios; a liquidity/credit line granted by the BCRA to the Argentine Treasury) during 2022, while there were no Profit Transfers (Transferencias de Utilidades; transfer of income for the year from the BCRA to the Argentine Treasury). Additionally, the BCRA issued Ps.3,386,270 million in interest corresponding to securities issued by such monetary entity. These factors were combined with the expansion of reserves of Argentine pesos resulting from the purchase of foreign currency from the private sector (Ps.1,479,274 million), while sales of dollars to the public sector resulted in a contraction of the Argentine monetary base (Ps.235,122 million). The above mentioned issuance by the BCRA was partially neutralized via the placement of LELIQ (Ps.5,839,380 million), while Pase operations generated an expansion of Ps.864,336 million. Finally, the "Others" factor (variation in the monetary base associated with any other factor not included in the above items, including purchase/sale transactions of government securities in the BCRA's portfolio, general expenses and the monetary effect of foreign currency futures transactions carried out by the BCRA) also implied an issuance of Ps.1,648,375 million. In the first month of 2023, the Argentine monetary base expanded Ps.112,970 million mainly as a result of interest paid by the BCRA on Pases and LELIQ, to which the "Others" factor was added. The latter's expansion was mainly due to the interventions of the BCRA in the peso-denominated sovereign debt secondary market.
Meanwhile, private M2 (consisting of currency held by the public and private sector's current and savings accounts) displayed a 68.9% year over year expansion in December 2022. In January 2023, said variation stood at 69.0%.
Regarding domestic interest rates, the 28-day liquidity note (LELIQ) rate was increased to 75% per year, increasing by 37 percentage points throughout 2022. Similarly, the rate of the 1-day Pase increased to 70.0%, while the 7-day Pase was eliminated. The BADLAR (Buenos Aires Deposits of Large Amount Rate or the average interest rate applicable to 30 to 35 days’ term deposits of Ps.1,000,000 or more with private financial institutions located in the City of Buenos Aires or the Greater Buenos Aires area) went from around 34.2% to a maximum of 70.2%, averaging 53.3% in 2022. In the first month of 2023, the BCRA kept the LELIQ rate unchanged, although it raised the 1-day Pase rate to 72.0%.

Monthly inflation in Argentina ranged between 3.9% and 7.4% during 2022, reaching its peak in July 2022. The National Consumer Price Index published by INDEC displayed a 94.8% annual variation in 2022, 43.9 percentage points above 2021's 50.9% inflation rate. This acceleration was in part as a result of the BCRA's monetary issuance to finance public spending (via Temporary Advances and interventions in the peso-denominated debt market), paired with a fall in the demand for money in real terms, tariff adjustments, an increase in the exchange rate gap and greater restrictions for importers trying to access the official foreign exchange market. In January 2023, inflation accelerated to 6.0%, while the year-over-year rate climbed to 98.8%.

Unlike in 2021, the BCRA accelerated the the pace of exchange rate depreciation during 2022. For example, the BCRA's official exchange rate went from Ps.102.75 to Ps.177.13 per dollar between December 30, 2021 and December 30, 2022, equivalent to an increase of 72.4%. This variation stood 22.4 percentage points below inflation. The monthly average exchange rate went from Ps.101.89 in December 2021 to Ps.172.90 in December 2022.

On the fiscal front, during 2022, tax resources grew 75.7% compared to the 74.6% year-over-year expansion in 2021. Primary spending expanded 70.5% in 2022, above the 49.6 % of the previous year. Thus, the Argentine public sector registered a primary deficit of Ps.1,955,141 million, equivalent to -2.4% of GDP. This figure includes extraordinary revenues from “Property Income” (Rentas a la Propiedad), which the International Monetary Fund limited to 0.3% of GDP. It is also necessary to take into account the additional "Export Duties" (Derechos de Exportacion) that the Argentine Treasury received as a consequence of the “Export Increase Program” (Programa de Incremento Exportador; a program that established a differential exchange rate for the export of soybean and soybean byproducts for a limited period of time), which was implemented in September and December of 2022. The 2.4% deficit represented an improvement over the 2021 primary deficit (Ps.1,651,104 million or 3.6% of GDP). It also implied that the annual fiscal goal set forth in the Extended Facility Agreement signed with the IMF in March was met. After paying interest for Ps.1,493,009 million, 2022's financial deficit amounted to Ps.3,448,150 million, equivalent to -4.1% of GDP. The primary result for January 2023 showed a deficit of Ps.203,398 million, where total income increased 92.4% year-over-year, below the 111.2% growth in primary spending.

On the regulatory front, despite the signing of the Extended Facilities Agreement with the IMF and not having significant debt maturities in dollars, during 2022, market sentiment continued deteriorating. The foreign exchange front was particularly stressed in the middle of the year. In order to avoid the loss of reserves and to try to meet the second quarter's International Reserve target, the BCRA prevented importers from accessing the MULC (official foreign exchange market) during 180 days and from obtain financing during such term. At the same time the BCRA started purchasing peso-denominated sovereign debt securities in the secondary market, in order to avoid decreases in prices and further difficulties in the remaining debt tenders of the year. Interventions in the sovereign debt market continued during the beginning of 2023.

As it relates to Argentina's external sector, in 2022 the current account of the exchange balance published by the BCRA (on a cash basis) registered a surplus of US$4,799 million, lower than the surplus of US$5,590 million registered in 2021. Measured in relation to GDP, the current account surplus stood at 0.8%, a decrease when compared to the 1.2% surplus of 2021.

The lower balance was the result of a higher net outflows for services (US$10,106 million in 2022 when compared to US$4,460 million in 2021) and an increase in net interest payments (US$6,749 million in 2022), which offset the improvement in the balance of goods (US$21,817 million). In particular, income from exports of goods totaled

US$90,533 million in 2022, an increase of 18.4% when compared to the previous year. On the other hand, payments for imports of goods totaled US$68,715 million, a year-over-year growth of 12.4%.

The capital and financial account of the exchange balance recorded a net inflow of foreign currency of US$2,138 million in 2022, a figure that compares with a net outflow of US$5,696 million in 2021. Meanwhile, with official data as of December 30, 2022, the BCRA's International Reserves amounted to US$44,598 million, US$4,936 million higher than a year earlier.

In January 2023, the current account reflected a deficit of US$1,651 million as a result of a decrease in the trade balance due to lower export collections (US$414 million) and to the acceleration of both the deficit in the balance of services (US$745 million) and the primary income account (US$1,352 million). The capital and financial account also showed a deficit (US$2,225 million), mainly as a result of principal repayments to the IMF.

One of the highlights of 2022 was the signing in March by the Argentine Government of the Extended Fund Facility Agreement with the International Monetary Fund (which included a US$ 44.0 billion credit line). Pursuant to such agreement, Argentina committed to comply with a series of quantitative criteria in exchange for receiving quarterly disbursements in order to meet the maturities of the Stand By Agreement signed in 2018 with the IMF. Specifically, the new Extended Fund Facility Agreement included a reserve accumulation goal, a maximum limit on the primary fiscal deficit, a cap on Temporary Advances and a ceiling on the stock of non-deliverable futures, among other performance criteria. Upon approval of the IMF's first three reviews under the Extended Fund Facility Agreement (which reviews are made on a quarterly basis), the IMF made the disbursements stipulated for June, September, and December of 2022 for a total aggregate amount of US$13,830 million, which were added to the US$ 9,656 million issued in March after the signing of the Extended Fund Facility Agreement. This allowed the Government to make payments to the IMF--including for both principal and interest--in an amount of US$18,379 million.

A.3 The Argentine Financial System

According to the latest information published by the BCRA, the aggregate amount of loans made by the financial system to the private sector totaled Ps.7,547,386 million in December 2022, which represented an increase of 65.9% as compared to the same month in 2021. Since 2018, the year-over-year growth of private loans has been systematically lower than inflation.

Consumer loans, consisting of loans granted through credit cards and personal loans, increased 66.0% as compared to December 31, 2021, totaling Ps.3,293,990 million as of December 31, 2022. On the other hand, commercial loans, consisting of checking account overdrafts and drafts/bills (single and purchased/discounted loans) finally totaled Ps.3,004,785 million, registering an increase of 68.1% year-over-year.

The total deposits in the financial system amounted to Ps.22,554,808 million as of the end of December 2022, which represented an increase of 86.3% as compared to December 31, 2021. Deposits from the non-financial private sector increased 93.6% annually, amounting to Ps.18,870,171 million, while public sector deposits totaled Ps.3,684,638 million, increasing by 56.4% year-over-year. Within private sector deposits, transaction deposits ended at Ps.10,034,572 million, increasing 78.1% year-over-year, and time deposits ended at Ps.8,558,537 million, increasing 118.1% year-over-year.
In December 2022, the average interest rate for 30-35-day term deposits in Argentine pesos from private banks (over Ps.1 million) was 69.3%, a 3,510 bps increase when compared to December 2021. Regarding active rates, the one corresponding to current account overdrafts was 75.4% (+3,500 bps year-over-year).
With data as of December 2022, financial institutions increased their liquidity levels (in relation to total deposits) compared to the same month of the previous year, a ratio that stood at 65.6%, +2.9 p.p. (considering repurchase transactions and instruments of the BCRA).
In terms of solvency, the equity of the financial system showed an interannual increase of Ps.2,688,861 million, finally totaling Ps.5,194,394 million, which implies an 107% increase. The profitability of the system accumulating 12 months as of December 2022 (Comprehensive Income adjusted by inflation) was equivalent to 2.7% of assets, while the return on Shareholders’ Equity was 16.4%.
The nonperforming portfolio of loans to the non-financial private sector amounted to 2.97% in December 2022, lower than the 4.18% of the previous year. Hedging with allowances for private sector nonperforming loans was 130%, +19 p.p. than the measurement reported in the same month of 2021.

As for the composition of the financial system, as of December 31, 2022, there were 77 financial institutions: 63 banks, of which 50 were private (35 of domestic capital and 15 foreigners) and 13 were public, and 14 non-banking financial institutions.
With data as of December 2022, the latest information available, the financial system employed 98,851 people, which represented a 1.5% drop since December, 2021.
A.4 The Argentine Insurance Industry
During 2022, the insurance industry slowed down. Production amounted to Ps.2,407,793 million, 1.8% lower than the level recorded for the prior year. Out of the total insurance production in 2022, 85% related to property insurance, 13% related to life and personal insurance, and 2% related to retirement insurance.
Within the 85% corresponding to property insurance, the automotive insurance segment continued to be the most significant segment, representing 47%, followed by the workers’ compensation segment, representing 27%. Within the life insurance segment, the group life insurance segment was the most significant, representing 58%, followed by individual life insurance, representing 19%, and personal accident insurance, representing 15%.
A.5 Inflation
Historically, inflation in Argentina has played a significant role in influencing, often negatively, the economic conditions and, in turn, the operations and financial results of companies operating in Argentina, such as Grupo Financiero Galicia.
The chart below presents a comparison of inflation rates published by INDEC, measured by the Whole Price Index and the CPI, for the fiscal years 2022, 2021, 2020, 2019 and 2018.
In addition, the chart below presents the evolution of the CER and UVA indexes, published by the BCRA and used to adjust the principal of certain of our assets and liabilities for the specified periods.

	For the Year Ended December 31,
	2022	2021	2020	2019	2018
	(in percentages)
Price Indices (1)
WPI	94.78	51.34	35.38	58.49	73.50
CPI	94.79	50.94	36.14	53.83	47.65
Adjustment Indices
CER	73.49	38.64	25.49	18.70	12.34
UVA(2)	185.32	97.51	64.32	47.16	31.06
____________________
(1)Data for December of each year as compared to December of the immediately preceding year.
(2)Unidad de Valor Adquisitivo (Acquisition Value Unit).
In 2022, the CPI published by INDEC reflected a 94.79% increase while the CER and UVA indexes went up 73.49% and 185.32% during the same period, respectively.

A.6 Currency Composition of Our Balance Sheet
The following table sets forth our assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER/UVA, as of the dates indicated.

	As of December 31,
	2022	2021	2020
	(In millions of Pesos)
Assets
In Pesos, Unadjusted	2,454,686	2,683,975	2,369,236
In Pesos, Adjusted by the CER/UVA	343,970	77,117	95,032
In Foreign Currency (1)	572,982	507,621	638,507
Total Assets	3,371,638	3,268,713	3,102,775
Liabilities and Shareholders’ Equity
In Pesos, Unadjusted, Including Shareholders’ Equity	2,753,225	2,725,369	2,443,392
In Pesos, Adjusted by the CER/UVA	45,431	35,723	20,876
In Foreign Currency (1)	572,982	507,621	638,507
Total Liabilities and Shareholders’ Equity	3,371,638	3,268,713	3,102,775
____________________
(1)If adjusted to reflect forward sales and purchases of foreign exchange made by Grupo Financiero Galicia and recorded off-balance sheet, assets amounted to Ps.737,742 million and liabilities Ps.760,600 million as of December 31, 2022.
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
A.7 Results of Operations for the Fiscal Years Ended December 31, 2022 and December 31, 2021 and December 31, 2020.
We discuss below our results of operations for the fiscal year ended December 31, 2022, as compared with our results of operations for the fiscal year ended December 31, 2021, and our results of operations for the fiscal year ended December 31, 2021 as compared with our results of operations for the fiscal year ended December 31, 2020.

i) Consolidated Income Statement

	For the Year Ended December 31,			Change (%)
	2022	2021	2020	2022/2021	2021/2020
	(in millions of Pesos, except otherwise noted)
Consolidated Income Statement
Net Income from Interest	152,516	212,865	225,560	(28)	(6)
Interest Income	716,897	565,231	492,138	27	15
Interest Expenses	(564,381)	(352,366)	(266,578)	60	32
Net Fee Income	117,701	112,570	107,245	5	5
Fee Income	144,661	137,144	134,963	5	2
Fee Related Expenses	(26,960)	(24,574)	(27,718)	10	(11)
Net Income from Financial Instruments	338,112	186,241	203,792	82	(9)
Income from Derecognition of Assets Measured at Amortized Cost	597	32	(9)	1,766	(456)
Exchange Rate Differences on Gold and Foreign Currency	20,138	8,755	20,721	130	(58)
Other Operating Income	90,837	69,808	65,634	30	6
Income from Insurance Business	13,691	14,317	15,852	(4)	(10)
Expected Credit Loss Allowance	(52,452)	(42,758)	(100,500)	23	(57)
Net Operating Income	681,140	561,830	538,295	21	4
Personnel expenses	(96,891)	(90,470)	(93,573)	7	(3)
Administrative Expenses	(91,412)	(88,053)	(91,348)	4	(4)
Depreciations and Impairment of Assets	(27,877)	(28,240)	(24,358)	(1)	16
Other Operating Expenses	(125,499)	(107,422)	(92,487)	17	16
Loss on Net Monetary Position	(273,377)	(154,864)	(100,035)	77	55
Operating Income	66,084	92,781	136,494	(29)	(32)
Share of Profit from Associates and Joint Ventures	(442)	(252)	(368)	75	(32)
Income Tax from Continuing Operations	(17,003)	(31,959)	(61,114)	(47)	(48)
Net Income (Loss) for the Year	48,639	60,570	75,012	(20)	(19)
Net Income (Loss) for the Year Attributable to Parent Company’s Owner	48,639	60,570	74,009	(20)	(18)
Net Income (Loss) for the Year Attributable to Non-controlling Interests	—	—	1,003	—	(100)
Other Comprehensive Income (Loss)	(960)	162	(555)	(693)	(129)
Total Comprehensive Income (Loss)	47,679	60,732	74,457	(21)	(18)
Total Comprehensive Income (Loss) Attributable to Parent Company’s Owners	47,679	60,732	73,454	(21)	(17)
Total Comprehensive Income (Loss) Loss Attributable to Non-controlling Interests	—	—	1,003	—	(100)
Ratios (%)				Change (pbs)
Return on Assets	1.44	1.85	2.39	(41)	(54)
Return on Shareholders’ Equity	7.99	10.21	13.80	(222)	(359)
				Change (%)
Basic Earnings per Share (in Pesos)	32.98	41.07	51.30	(20)	(20)
Fiscal Year 2022 compared to Fiscal Year 2021
Net income for the fiscal year ended December 31, 2022 was equal to Ps.48,639 million, as compared to net income equal to Ps.60,570 million for the fiscal year ended December 31, 2021, a Ps.11,931 million or 20% decrease. This result was mainly due to net income from: (i) banking activities (Banco Galicia) for Ps.41,532 million, (ii) Naranja X for Ps.2,021 million and (iii) insurance services (Sudamericana Holding) for Ps.2,493 million.
Net earnings per share for the fiscal year ended December 31, 2022, was equal to a Ps.32.98 per share, as compared to a Ps.41.07 per share for the fiscal year ended December 31, 2021.
The return on assets and the return on shareholders’ equity for the fiscal year ended December 31, 2022, was equal to 1.44% and 7.99%, respectively, as compared to 1.85% and 10.21%, respectively, for the fiscal year ended December 31, 2021.
The decrease in net income for the year ended December 31, 2022 was primarily attributable to a higher loss on net monetary position, increasing from Ps.154,864 million for the year ended December 31, 2021 to Ps.273,377 million for the year ended December 31, 2022 (a 77% increase as compared to December 31, 2021), as a consequence of high levels of inflation.
The net operating income for the year ended December 31,2022 was equal to Ps.681,140 million, 21% higher than Ps.561,830 million of December 31, 2021, as a consequence of higher net income from financial instruments, increasing from Ps.186,241 million in 2021 to Ps.338,112 million in 2022.
Fiscal Year 2021 compared to Fiscal Year 2020
Net income for the fiscal year ended December 31, 2021 was equal to Ps.60,570 million, as compared to net income equal to Ps.75,012 million for the fiscal year ended December 31, 2020, a Ps.14,442 million or 19% decrease. This result was mainly due to net income from: (i) banking activities (Banco Galicia) for Ps.44,230 million, (ii) Naranja X for Ps.12,122 million and (iii) insurance services (Sudamericana Holding) for Ps.2,309 million.
Net earnings per share for the fiscal year ended December 31, 2021, was equal to a Ps.41.07 per share, as compared to a Ps.51.30 per share for the fiscal year ended December 31, 2020.
The return on assets and the return on shareholders’ equity for the fiscal year ended December 31, 2021, was equal to 1.85% and 10.21%, respectively, as compared to 2.39% and 13.80%, respectively, for the fiscal year ended December 31, 2020.
The decrease in net income for the year ended December 31, 2021 was primarily attributable to a higher loss on net monetary position, increasing from Ps.100,035 million for the year ended December 31, 2020 to Ps.154,864 million for the year ended December 31, 2021 (a 55% increase as compared to December 31, 2020) and to a lower net income from financial instruments, decreasing from Ps.203,792 million in 2020 to Ps.186,241 million in 2021. This was partially offset by a decrease in loan and other receivables loss provisions from Ps.100,500 million in 2020 to Ps.42,758 million in 2021.

ii) Interest-Earning Assets
The following table shows our yields on interest-earning assets:

	As of December 31,
	2022		2021		2020
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos, except rates)
Interest-Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	569,527	55.49	475,278	36.90	457,590	40.11
Others Debt Securities	5,154	106.00	3,962	196.64	4,072	73.29
Total Debt Securities at fair value through profit or loss	574,681	55.94	479,240	38.22	461,662	40.41
Repurchase Transactions	98,446	43.73	290,139	36.17	105,205	25.00
Loans and Other Financing
Loans	1,252,737	41.12	1,280,033	33.29	1,444,793	30.23
Financial Leases	2,467	31.09	3,547	15.59	6,833	15.15
Other Loans and Other Financing	2,137	6.41	5,384	2.24	6,660	13.82
Total Loans and Other Financing	1,257,341	41.04	1,288,964	33.11	1,458,286	30.08
Other Interest-Earning Assets	260,602	73.06	93,540	39.81	130,191	30.39
Total Interest-Earning Assets	2,191,070	48.88	2,151,883	34.95	2,155,344	32.06
Spread and Net Yield
Interest Spread, Nominal Basis (1)		14.51		13.54		16.05
Cost of Funds Supporting Interest-Earning Assets		24.68		16.34		12.27
Net Yield on Interest-Earning Assets (2)		24.20		18.61		19.80
(1)Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER/UVA adjustment.
(2)Net interest earned divided by average interest-earning assets. Interest rates include the CER/UVA adjustment.
Fiscal Year 2022 compared to Fiscal Year 2021
The average balance of interest-earning asset increased Ps.39,187 million, from Ps.2,151,883 million for the fiscal year ended December 31, 2021, to Ps. 2,191,070 million for the fiscal year ended December 31, 2022, representing a minimal increase of 2% as compared to 2021. Of this increase, Ps.167,062 million were due to a increase in the average size of other interest-earning assets due to a higher volume of public debt securities measured at amortized cost. The average yield on interest-earning assets was 48.88% in 2022, as compared to 34.95% in 2021, a 1,393 bps increase, mainly attributable to an increase in the average interest rate earned on other interest-earnings assets (increasing 3,325 bps as compared to 2021).
Fiscal Year 2021 compared to Fiscal Year 2020
The average balance of interest-earning assets decreased Ps.3,461 million, from Ps.2,155,344 million for the fiscal year ended December 31, 2020, to Ps.2,151,883 million for the fiscal year ended December 31, 2021, representing a minimal decrease of 0.2% as compared to 2020. Of this decrease, Ps.169,322 million were due to a decrease in the average size of the loan portfolio offset by an increase of Ps.184,934 in the average size of repurchase transactions. The average yield on interest-earning assets was 34.95% in 2021, as compared to 32.06% in 2020, a 289 bps increase, mainly attributable to an increase in the average interest rate earned on repurchase transactions (increasing 1,117 bps as compared to 2020) partially offset by a decrease in the average interest rate earned on government securities (decreasing 321 bps as compared to 2020).
iii) Interest-Bearing Liabilities
The following table shows our yields on cost of funds:

	As of December 31,
	2022		2021		2020
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos, except rates)
Interest-Bearing Liabilities
Deposits
Savings Accounts	639,641	15.47	699,193	10.10	742,455	5.77
Time Deposits	807,931	50.00	786,376	31.51	715,228	26.68
Total Interest-Bearing Deposits	1,447,572	34.74	1,485,569	21.43	1,457,683	16.03
Financing Received from the Argentine Central Bank and Other Financial Institutions	13,967	9.57	40,059	16.42	58,261	12.64
Debt Securities and Subordinated Debt Securities	107,369	32.64	110,701	23.71	129,138	17.42
Other Interest-Bearing Liabilities	4,860	31.98	6,360	7.81	5,634	15.29
Total Interest-Bearing Liabilities	1,573,768	34.37	1,642,689	21.41	1,650,716	16.02
Fiscal Year 2022 compared to Fiscal Year 2021
The average balance of interest-bearing liabilities for the fiscal year ended December 31, 2022, were equal to Ps.1,573,768 million, as compared to Ps.1,642,689 million for the fiscal year ended December 31, 2021, a minimal decrease of 4% as compared to 2021. Such decrease was primarily attributable to a Ps.37,997 million decrease in the average balance of deposits, which decreased to Ps.1,447,572 as of the fiscal year ended December 31, 2022 from Ps.1,485,569 million as of the fiscal year ended December 31, 2021 and a Ps.26,092 million decrease in the average balance of financing received from the BCRA and other financial institutions, which decreased to Ps.13,967 million as of the fiscal year ended December 31, 2022 from Ps.40,059 million as of the fiscal year ended December 31, 2021.
Fiscal Year 2021 compared to Fiscal Year 2020
The average balance of interest-bearing liabilities for the fiscal year ended December 31, 2021, were equal to Ps.1,642,689 million, as compared to Ps.1,650,716 million for the fiscal year ended December 31, 2020, a minimal decrease of 0.5% as compared to 2020. Such decrease was primarily attributable to a Ps.18,437 million decrease in the average balance of debt securities and subordinated debt securities, which decreased to Ps.110,701 million as of the fiscal year ended December 31, 2021 from Ps.129,138 million as of the fiscal year ended December 31, 2020 and a Ps.18,202 million decrease in the average balance of financing received from the BCRA and other financial institutions, which decreased to Ps.40,059 million as of the fiscal year ended December 31, 2021 from Ps.58,261 million as of the fiscal year ended December 31, 2020 offset by a Ps.27,886 million increase in total interest-bearing deposits (savings accounts and time deposits), which increased to Ps.1,485,569 million as of the fiscal year ended December 31, 2021 from Ps.1,457,683 million as of the fiscal year ended December 31, 2020.

iv) Interest Income
Consolidated interest income was composed of the following:

	For the Year Ended December 31,			Change (%)
	2022	2021	2020	2022/2021	2021/2020
	(in millions of Pesos, except percentages)
Cash and due from banks	5	1	8	400	(88)
Corporate debt securities	1,344	819	917	64	(11)
Government debt securities	166,749	34,065	27,001	390	26
On Loans and Other Financing Activities	503,939	425,372	438,156	18	(3)
Financial Sector	3,977	4,422	9,192	(10)	(52)
Non-financial Private Sector	499,962	420,950	428,964	19	(2)
Advances	40,905	24,775	34,952	65	(29)
Mortgage loans	43,254	38,862	38,446	11	1
Pledge loans	9,285	8,762	4,180	6	110
Personal Loans	49,525	48,185	47,922	3	1
Credit Card Loans	172,737	153,007	138,801	13	10
Financial Leases	681	553	1,035	23	(47)
Notes	154,974	121,686	139,389	27	(13)
Pre-financing and export financing	1,597	4,897	11,277	(67)	(57)
Others	27,004	20,223	12,962	34	56
On Repurchase Transactions	44,860	104,974	26,056	(57)	303
Total Income from Interest	716,897	565,231	492,138	27	15
Fiscal Year 2022 compared to Fiscal Year 2021
Interest income for the fiscal year ended December 31, 2022, was equal to Ps.716,897 million, as compared to Ps.565,231 million for the fiscal year ended December 31, 2021, a 27% increase. Such increase was the result of a Ps.132,684 million or 390% increase in government securities measured at amortized cost (LECER) and a Ps.78,567 million or 18% increase in loans and other financing.
The increase of Ps.132,684 million in the interest earned from government debt securities was due to higher volume and rate yields, as compared to the previous year.
The increase of Ps.78,567 million in the interest earned from loans and other financing was due to an increase in the volume of notes loans.
The average amount of loans granted for the fiscal year ended December 31, 2022 was equal to Ps.1,252,737 million, a 2% decrease as compared to the Ps.1,280,033 million for the fiscal year ended December 31, 2021. The average interest rate on total loans was 41.12% for the fiscal year ended December 31, 2022, as compared to 33.29% for the fiscal year ended December 31, 2021, representing a 783 bps increase year-over-year.
The increase in interest earnings from loans and other financing in 2022 was primarily a consequence of a Ps.33,288 million increase in notes, Ps.19,730 million increase in credit cards loans and a Ps.16,130 million increase in advances.
Interest income from banking activity amounted to Ps.588,653 million in 2022, a 27% increase as compared to the Ps.463,567 million recorded in the fiscal year ended December 31, 2021.
According to BCRA information, as of December 31, 2022, Banco Galicia’s estimated market share of loans to the private sector was 11.79%, as compared to 12.18% as of December 31, 2021.

Interest income related to Naranja X amounted to Ps.127,915 million for the year ended December 31, 2022, a 26% increase as compared to the Ps101,567 million recorded for the fiscal year ended December 31, 2021.
Interest income related to insurance activity amounted to Ps.9,582 million for the year ended December 31, 2022, a 111% increase as compared to the Ps.4,543 million recorded for the fiscal year ended December 31, 2021.
Fiscal Year 2021 compared to Fiscal Year 2020
Interest income for the fiscal year ended December 31, 2021, was equal to Ps.565,231 million, as compared to Ps.492,138 million for the fiscal year ended December 31, 2020, a 15% increase. Such increase was the result of a Ps.78,918 million or 303% increase in repurchase transactions and was partially offset by a Ps.12,784 million or 3% decrease in loans and other financing.
The increase of Ps.78,918 million in the interest earned from repurchase transactions was due to higher volume and rate yields, as compared to the previous year.
The decrease of Ps.12,784 million in the interest earned from loans and other financing was due to a decrease in the volume of notes loans.
The average amount of loans granted for the fiscal year ended December 31, 2021 was equal to Ps.1,280,033 million, a 11% decrease as compared to the Ps.1,444,793 million for the fiscal year ended December 31, 2020. The average interest rate on total loans was 33.29% for the fiscal year ended December 31, 2021, as compared to 30.23% for the fiscal year ended December 31, 2020, representing a 306 bps increase year-over-year.
The decrease in interest earnings from loans and other financing in 2021 was primarily a consequence of a Ps.17,703 million decrease in notes and a Ps.10,177 million decrease in advances, offset by a Ps.14,206 million increase in credit card loans.
Interest income from banking activity amounted to Ps.463,567 million for the year ended December 31, 2021, a 9% increase as compared to the Ps.425,417 million recorded in the fiscal year ended December 31, 2020.
According to BCRA information, as of December 31, 2021, Banco Galicia’s estimated market share of loans to the private sector was 12.18%, as compared to 13.01% as of December 31, 2020.
Interest income related to Naranja X amounted to Ps.101,567 million for the year ended December 31, 2021, a 53% increase as compared to the Ps.66,344 million recorded for the fiscal year ended December 31, 2020.
Interest income related to insurance activity amounted to Ps.4,543 million for the year ended December 31, 2021, a 112% increase as compared to the Ps.2,138 million recorded for the fiscal year ended December 31, 2020.
The following table indicates Banco Galicia market share in the segments listed below:

	For the Year Ended December 31,
	2022	2021	2020
	(in percentages)
Total Loans	11.84	11.97	12.93
Private-Sector Loans	11.79	12.18	13.01
___________________
(*) Exclusively Banco Galicia within the Argentine market, according to the daily information on loans published by the BCRA. Balances as of the last day of each year.

v) Interest Expenses
Consolidated interest expenses were comprised of the following:

	For the Year Ended December 31,			Change (%)
	2022	2021	2020	2022/2021	2021/2020
	(in millions of Pesos, except percentages)
On Deposits	505,491	319,013	233,699	58	37
Non-financial Private Sector	505,491	319,013	233,699	58	37
Checking Accounts	522	610	—	(14)	—
Savings Accounts	2,891	35	33	8,160	6
Time Deposit and Term Investments	395,123	239,344	184,718	65	30
Others	106,955	79,024	48,948	35	61
On Financing Received from the Argentine Central Bank and Other Financial Institutions	21,861	5,980	5,129	266	17
On Repurchase Transactions	1,548	465	892	233	(48)
Other Financial Institutions	1,548	465	892	233	(48)
On Other Financial Liabilities	3,942	11,886	3,609	(67)	229
On Debt Securities	27,847	10,773	18,563	158	(42)
On Subordinated Debt Securities	3,692	4,249	4,685	(13)	(9)
Total Interest Expenses	564,381	352,366	266,577	60	32
Fiscal Year 2022 compared to Fiscal Year 2021
Interest expenses for the fiscal year ended December 31, 2022, were equal to Ps.564,381 million, as compared to Ps.352,366 million for the fiscal year ended December 31, 2021, representing a 60% increase. Such increase was primarily attributable to a 58% increase in interest paid on deposits.
Interest expenses from deposits amounted to Ps.505,491 million for the fiscal year ended December 31, 2022, as compared to Ps.319,013 million for the fiscal year ended December 31, 2021, a Ps.186,478 million increase. This increase was primarily due to increased interest expenses related to time deposits and term investments, which was equal to Ps.155,779 million for the fiscal year ended December 31, 2022, representing a 65% increase as compared to Ps.239,344 million for the fiscal year ended December 31, 2021.
The increase in higher interest paid to time deposits and term investments was as a consequence of higher volume and rate yields.
The total average interest-bearing deposits for the fiscal year ended December 31, 2022, amounted to Ps.1,447,572 million, reflecting a decrease of 3%. This decrease was due to a decrease in saving accounts for Ps.59,552 million.
Out of total interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2022, the average interest rate of time deposits was 34.74%, as compared to 21.43% for the fiscal year ended December 31, 2021; a 1,331 bps increase.
Savings accounts deposits for the fiscal year ended December 31, 2022 accrued interest at an average rate of 15.47%, as compared to an average rate of 10.10% for the fiscal year ended December 31, 2021, a 537 bps increase. The rate of time deposits for the fiscal year ended December 31, 2022, was 50%, as compared to 31.51% for the fiscal year ended December 31, 2021; a 1,849 bps increase.
Interest expenses related to banking activity amounted to Ps.512,746 million for the fiscal year ended December 31, 2022, as compared to Ps.329,421 million for the fiscal year ended December 31, 2021, representing a 56% increase.

According to BCRA information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share increased from 10.48% as of December 31, 2021, to 10.71% as of December 31, 2022.
Interest expenses related to Naranja X amounted to Ps.60,574 million for the fiscal year ended December 31, 2022, as compared to Ps.28,648 million for the fiscal year ended December 31, 2021, representing a 111% increase. This increase was primarily a result of an increase in interest expenses on debt securities issued by Naranja X and interest expenses on financing received from financial institutions.
Fiscal Year 2021 compared to Fiscal Year 2020
Interest expenses for the fiscal year ended December 31, 2021, were equal to Ps.352,366 million, as compared to Ps.266,577 million for the fiscal year ended December 31, 2020, representing a 32% increase. Such increase was primarily attributable to a 37% increase in interest paid on deposits.
Interest expenses from deposits amounted to Ps.319,013 million for the fiscal year ended December 31, 2021, as compared to Ps.233,699 million for the fiscal year ended December 31, 2020, a Ps.85,314 million increase. This increase was primarily due to increased interest expenses related to time deposits and term investments, which was equal to Ps.239,344 million for the fiscal year ended December 31, 2021, representing a 30% increase as compared to Ps.184,718 million for the fiscal year ended December 31, 2020.
The increase in higher interest paid to time deposits and term investments was as a consequence of higher volume and rate yields.
The total average interest-bearing deposits for the fiscal year ended December 31, 2021, amounted to Ps.1,485,569 million, reflecting an increase of 2%. Of this increase, Ps.71,148 million were from time deposits. This increase was partially offset by a decrease in saving accounts for Ps.43,262 million.
Out of total interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2021, the average interest rate of time deposits was 21.43%, as compared to 16.03% for the fiscal year ended December 31, 2020; a 540 bps increase.
Savings accounts deposits for the fiscal year ended December 31, 2021 accrued interest at an average rate of 10.10%, as compared to an average rate of 5.77% for the fiscal year ended December 31, 2020, a 433 bps increase. The rate of time deposits for the fiscal year ended December 31, 2021, was 31.51%, as compared to 26.68% for the fiscal year ended December 31, 2020; a 483 bps increase.
Interest expenses related to banking activity amounted to Ps.329,421 million for the fiscal year ended December 31, 2021, as compared to Ps.252,431 million for the fiscal year ended December 31, 2020, representing a 30% increase.
According to BCRA information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share increased from 10.27% as of December 31, 2020, to 10.48% as of December 31, 2021.
Interest expenses related to Naranja X amounted to Ps.28,648 million for the fiscal year ended December 31, 2021, as compared to Ps.16,583 million for the fiscal year ended December 31, 2020, representing a 73% increase. This increase was primarily a result of an increase in interest expenses on debt securities issued by Naranja X.
The following table indicates Banco Galicia´s market share in the segments listed below:

	For the Year Ended December 31,
	2022	2021	2020
	(in percentages)
Total Deposits	9.12	8.43	8.42
Total Deposits in Checking and Savings Accounts and Time Deposits	10.71	10.48	10.27
Private-Sector Deposits	10.59	10.30	10.07

____________________
(*)Exclusively Banco Galicia within the Argentine market, according to the daily information on deposits published by the BCRA. Balances as of the last day of each year.
vi) Net Fee Income
Consolidated net fee income consisted of:

	For the Year Ended December 31,			Change (%)
	2022	2021	2020	2022/2021	2021/2020
	(in millions of Pesos, except percentages)
Income From
Credit Cards	65,467	61,469	62,497	7	(2)
Insurance	4,957	5,222	5,044	(5)	4
Deposits and other obligations	43,302	40,114	33,721	8	19
Credit Loans	20,442	21,114	22,284	(3)	(5)
Loan Commitments and Financial Guarantees	299	237	323	26	(27)
Securities	4,774	4,583	5,217	4	(12)
Collections Management	837	803	1,037	4	(23)
Foreign and Exchange Transactions	4,583	3,601	4,840	27	(26)
Total fee income	144,660	137,144	134,964	5	2
Total fee expenses	(26,960)	(24,573)	(27,718)	10	(11)
Net fee income	117,700	112,570	107,246	5	5
Fiscal Year 2022 compared to Fiscal Year 2021
Our net fee income for the fiscal year ended December 31, 2022, was equal to Ps.117,700 million, as compared to Ps.112,570 million for the fiscal year ended December 31, 2021, a 5% increase. This increase was mainly due to a 7% increase in credit cards and to a 8% increase in deposits and other obligations.
Income from credit card transactions for the fiscal year ended December 31, 2022, was Ps.65,467 million, as compared to Ps.61,469 million for the fiscal year ended December 31, 2021, a Ps.3,998 million increase. This increase was due to the increase in the fees of maintenance of Naranja X credit cards and the fees related to credit cards issuance.
The total number of credit cards managed for the fiscal year ended December 31, 2022 was 13,625,148, as compared to 13,824,180 for the fiscal year ended December 31, 2021, a 1% decrease.
Fees related to deposit accounts and other obligations for the fiscal year ended December 31, 2022, were equal to Ps.43,302 million, as compared to Ps.40,114 million for the fiscal year ended December 31, 2021, a Ps.3,188 million increase. This increase was primarily attributable to an increase in fees related to maintaining a deposits account with Banco Galicia, and a 10% increased in deposits accounts. Total deposit accounts for the fiscal year ended December 31, 2022, were 6.8 million, as compared to 6.2 million for the fiscal year ended December 31, 2021.
Total fee expenses for the fiscal year ended December 31, 2022 were equal to Ps.26,960 million, as compared to Ps.24,573 million for the fiscal year ended December 31, 2021, a 10% increase. Such increase was mainly attributable to a 40% increase in expenses related to other fees, as compared to the previous fiscal year.
Net fee income related to banking activity for the fiscal year ended December 31, 2022, was equal to Ps.64,348 million, as compared to Ps.62,092 million for fiscal year ended December 31, 2021, a 4% increase.
Net fee income related to Naranja X for the fiscal year ended December 31, 2022 amounted to Ps.56,304 million as compared to Ps.53,983 million for the fiscal year ended December 31, 2021, a 4% increase.

For more information about fees, please see – Item 4. “Information on the Company” –A. “Business Overview” – “Argentine Banking Regulations” – “Limitations on Fees and Other Substantial Elements”.
Fiscal Year 2021 compared to Fiscal Year 2020
Our net fee income for the fiscal year ended December 31, 2021, was equal to Ps.112,570 million, as compared to Ps.107,246 million for the fiscal year ended December 31, 2020, a 5% increase. This increase was mainly due to a 19% increase in fees related to deposits accounts and other obligations.
This increased was primarily as a consequence of an increase of Ps.2,667 million in utility-bills collection services due to higher fees. Additionally, during 2020 the collection activity was affected by the COVID-19, and the volume of collections was lower than 2021.
Fees related to deposit accounts for the fiscal year ended December 31, 2021, were equal to Ps.15,477, as compared to Ps.13,639 million for the fiscal year ended December 31, 2020, a Ps.1,838 million increase. This increase was primarily attributable to an increase in fees related to maintaining a checking account with Banco Galicia. Total deposit accounts for the fiscal year ended December 31, 2021, were 6.2 million, the same as December 31, 2020.
Additionally, credit loans- related fees amounted to Ps.21,114 million for the fiscal year ended December 31, 2021, a Ps.1,170 million decrease as compared to Ps.22,284 million for the fiscal year ended December 31, 2020, as a consequence of lower volumes of loans extended.
Income from credit card transactions for the fiscal year ended December 31, 2021, was Ps.61,469 million, as compared to Ps.62,497 million for the fiscal year ended December 31, 2020, a 2% decrease. The income from credit card transactions were stable.
The total number of credit cards managed for the fiscal year ended December 31, 2021 was 13,824,180, as compared to 13,687,677 for the fiscal year ended December 31, 2020, a 1% increase.
Total fee expenses for the fiscal year ended December 31, 2021 were equal to Ps.24,573 million, as compared to Ps.27,718 million for the fiscal year ended December 31, 2020, a 11% decrease. Such decrease was mainly attributable to a 28% decrease in expenses related to other fees, as compared to the previous fiscal year.
Net fee income related to banking activity for the fiscal year ended December 31, 2021, was equal to Ps.62,092 million, as compared to Ps.61,685 million for fiscal year ended December 31, 2020, a 1% increase.
This increase was mainly attributable to a Ps.1,370 million increase in utility-bills collection services, from Ps.9,158 million for the fiscal year ended December 31, 2020 to Ps.6,491 million for the fiscal year ended December 31, 2021.
Net fee income related to Naranja X for the fiscal year ended December 31, 2021 amounted to Ps.53,983 million as compared to Ps.48,769 million for the fiscal year ended December 31, 2020, a 11% increase.
For more information about fees, please see – Item 4. “Information on the Company” –A. “Business Overview” – “Argentine Banking Regulations” – “Limitations on Fees and Other Substantial Elements”.

The following table sets forth the number of credit cards outstanding as of the dates indicated:

	December 31,			Change (%)
	2022	2021	2020	2022/2021	2021/2020
	(number of credit cards, except otherwise noted)			(percentages)
Visa	3,265,090	3,133,597	3,132,315	4	—
“Gold”	804,237	753,865	726,381	7	4
International	923,064	941,692	1,048,598	(2)	(10)
Domestic	19,872	25,670	30,128	(23)	(15)
“Business”	173,101	167,680	164,310	3	2
“Platinum”	675,998	674,741	644,364	—	5
“Signature”	668,818	569,949	518,534	17	10
Galicia Rural	19,627	14,487	17,864	35	(19)
American Express	701,514	796,534	761,267	(12)	5
“Gold”	174,447	209,721	204,397	(17)	3
“International”	120,495	113,681	104,712	6	9
“Platinum”	189,520	214,944	253,461	(12)	(15)
“Signature”	217,052	258,188	198,697	(16)	30
MasterCard	1,112,453	1,204,158	1,162,879	(8)	4
“Gold”	329,086	351,580	324,811	(6)	8
MasterCard	285,100	357,754	374,133	(20)	(4)
Argencard	30	54	75	(44)	(28)
“Platinum”	198,361	231,665	220,848	(14)	5
“Black”	299,876	263,105	243,012	14	8
Tarjeta Naranja	8,526,464	8,675,404	8,613,352	(2)	1
Naranja	4,572,489	4,640,267	4,619,426	(1)	—
Visa	3,566,908	3,594,080	3,513,542	(1)	2
MasterCard	337,276	381,097	415,901	(11)	(8)
American Express	49,791	59,960	64,483	(17)	(7)
Total Credit Cards	13,625,148	13,824,180	13,687,677	(1)	1
Total Amount of Purchases (in millions of Pesos)	1,435,733	1,271,594	1,127,231	13	13

vii) Net Income from Financial Instruments
Consolidated net income from financial instruments was comprised of:

	For the Year Ended December 31,			Change (%)
	2022	2021	2020	2022/2021	2021/2020
	(in millions of Pesos, except percentages)
From Measurement of Financial Assets at Fair Value through Profit or Loss:
Income from Government Securities	322,207	175,673	182,649	83	(4)
Income from Corporate Securities	13,234	6,351	13,883	108	(54)
Income from Derivative Instruments	3,405	4,389	7,260	(22)	(40)
Repurchase Transactions	3,405	4,389	5,136	(22)	(15)
Rate Swaps	—	—	105	—	(100)
Options	—	—	2,019	—	—
Income from derecognition of assets measured at fair value	—	15	—	(100)	100
From Measurement of Financial Liabilities at Fair Value through Profit or Loss:	(734)	(187)	—	293	(100)
Total Net Results from Financial Instruments	338,112	186,241	203,792	82	(9)
Fiscal Year 2022 compared to Fiscal Year 2021
Net income from financial instruments for the fiscal year ended December 31, 2022 was equal to Ps.338,112 million, as compared to Ps.186,241 million for the fiscal year ended December 31, 2021, a 82% increase. This increase was due to an increase in interest earnings related to Government securities equal to 83%, from Ps.175,673 million for the fiscal year ended December 31, 2021, to Ps.322,207 million for the fiscal year ended December 31, 2022.
The average position in Government securities for the fiscal year ended December 31, 2022 was Ps.574,681 million, as compared to Ps.479,240 million for the fiscal year ended December 31, 2021, a 20% increase. This increase was primarily attributable to higher balances of securities (LELIQS) issued by the BCRA.
The average yield on Government securities for the fiscal year ended December 31, 2022, was 55.94%, as compared to 38.22% for fiscal year ended December 31, 2021, a 1,772 bps increase. This increase was primarily attributable to a higher average yield with respect to LELIQS.
These variations were mainly a result of net income from financial instruments related to Banco Galicia, which for the noted years represented 95% of our total consolidated net result from financial instruments. Banco Galicia’s net income from financial instruments for the fiscal year ended December 31, 2022 amounted to Ps.320,365 million, as compared to Ps.186,146 million for the fiscal year ended December 31, 2021, a 72% increase. This increase was primarily attributable to a increase in income from Government securities.
Fiscal Year 2021 compared to Fiscal Year 2020
Net income from financial instruments for the fiscal year ended December 31, 2021 was equal to Ps.186,241 million, as compared to Ps.203,792 million for the fiscal year ended December 31, 2020, a 9% decrease. This decrease was due to a decrease in interest earnings related to Government securities equal to 4%, from Ps.182,649 million for the fiscal year ended December 31, 2020, to Ps.175,673 million for the fiscal year ended December 31, 2021 and in interest earning related to Corporate Securities equal to 54% from Ps.13,883 million for the fiscal year ended December 31, 2020 to Ps.6,351 million for the fiscal year ended December 31, 2021.
The average position in Government securities for the fiscal year ended December 31, 2021 was Ps.475,278 million, as compared to Ps.457,590 million for the fiscal year ended December 31, 2020, a 4% increase. This increase was primarily attributable to higher balances of securities (LELIQS) issued by the BCRA.

The average yield on Government securities for the fiscal year ended December 31, 2021, was 36.90%, as compared to 40.11% for fiscal year ended December 31, 2020, a 321 bps decrease. This decrease was primarily attributable to a lower average yield with respect to Peso-denominated government securities.
These variations were mainly a result of net income from financial instruments related to Banco Galicia, which for the noted years represented 100% of our total consolidated net result from financial instruments. Banco Galicia’s net income from financial instruments for the fiscal year ended December 31, 2021 amounted to Ps.186,146 million, as compared to Ps.194,016 million for the fiscal year ended December 31, 2020, a 4% decrease. This decrease was primarily attributable to a decrease in income from Government securities.
viii) Exchange Rate Differences on Gold and Foreign Currency
Fiscal Year 2022 compared to Fiscal Year 2021
Exchange rate differences on gold and foreign currency for the fiscal year ended December 31, 2022 were equal to Ps.20,138 million, as compared to Ps.8,755 million for the fiscal year ended December 31, 2021, a 130% or Ps.11,383 million increase. This increase was primarily the result of a increase in valuation os assets and liabilities in foreign currency for the fiscal year ended December 31, 2022, equal to Ps.11,580 million as compared to Ps.4,730 million of the fiscal year ended December 31, 2021, a 145% increase.
Fiscal Year 2021 compared to Fiscal Year 2020
Exchange rate differences on gold and foreign currency for the fiscal year ended December 31, 2021 were equal to Ps.8,755 million, as compared to Ps.20,721 million for the fiscal year ended December 31, 2020, a 58% or Ps.11,966 million decrease. This decrease was primarily the result of a decrease in foreign currency brokerage at Banco Galicia for the fiscal year ended December 31, 2021, equal to Ps.4,025 million as compared to Ps.14,999 million of the fiscal year ended December 31, 2020, a 73% decrease. Such decrease in foreign currency brokerage was due to the restrictions placed on the purchase of foreign currency. For more information see – Item 4. Information on the Company –A. Business Overview – Government Regulations – Foreign Exchange Market.
ix) Other Operating Income
The following table sets forth the various components of other operating income.

	For the Year Ended December 31,			Change (%)
	2022	2021	2020	2022/2021	2021/2020
	(in millions of Pesos, except percentages)
Other financial income (1) (2)	1,099	913	1,703	20	(46)
Commission on Product Package (1)	15,063	17,250	18,514	(13)	(7)
Rental of safe deposit boxes (1)	4,006	3,950	3,808	1	4
Other fee income (1)	19,621	14,777	12,459	33	19
Other adjustments and interest on miscellaneous receivables	37,134	13,792	15,425	169	(11)
Reversed allowances	65	1,969	4,999	(97)	(61)
Other	13,849	17,157	8,726	(19)	97
Total other operating income	90,837	69,808	65,634	30	6
____________________
1)Item included for calculating the efficiency ratio.
2)Item included for calculating the financial margin.
Fiscal Year 2022 compared to Fiscal Year 2021
Other operating income for the fiscal year ended December 31, 2022 was equal to Ps.90,837 million, as compared to Ps.69,808 million for the fiscal year ended December 31, 2021, a 30% increase. This increase was mainly the result of an increase in the line other adjustments and interest on miscellaneous receivables, as consequence of earnings from debt securities pledge as collateral.

Other operating income related to banking activity was equal to Ps.67,900 million, as compared to Ps.51,687 million for the fiscal year ended December 31, 2021, a 31% increase.
Other operating income related to Naranja X for the fiscal year ended December 31, 2022 was equal to Ps.11,495 million, as compared to Ps.11,570 million for the fiscal year ended December 31, 2021, a 1% decrease.
Fiscal Year 2021 compared to Fiscal Year 2020
Other operating income for the fiscal year ended December 31, 2021 was equal to Ps.69,808 million, as compared to Ps.65,634 million for the fiscal year ended December 31, 2020, a 6% increase. This increase was mainly the result of an increase in the line other, as consequence of a recovered of legal provisions in Banco Galicia.
Other operating income related to banking activity was equal to Ps.51,687 million, as compared to Ps.50,492 million for the fiscal year ended December 31, 2020, a 2% increase.
Other operating income related to Naranja X for the fiscal year ended December 31, 2021 was equal to Ps.11,570 million, as compared to Ps.10,216 million for the fiscal year ended December 31, 2020, a 13% increase.
x) Income from Insurance Activities
The following table shows the results generated by insurance activities:

	For the Year Ended December 31,			Change (%)
	2022	2021	2020	2022/2021	2021/2020
	(in millions of Pesos, except percentages)
Premiums and Surcharges Accrued	22,293	23,819	22,903	(6)	4
Claims Accrued	(3,926)	(4,365)	(3,313)	(10)	32
Surrenders	(80)	(62)	(50)	29	25
Life and Ordinary Annuities	(31)	(37)	(40)	(15)	(8)
Underwriting and Operating Expenses	(4,390)	(4,774)	(3,456)	(8)	38
Other Income and Expenses	(175)	(264)	(192)	(34)	37
Total Income from Insurance Activities	13,691	14,317	15,852	(4)	(10)
Fiscal Year 2022 compared to Fiscal Year 2021
Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the fiscal year ended December 31, 2022, was equal to Ps.13,691 million, as compared to Ps.14,317 million for the fiscal year ended December 31, 2021, a 4% decrease. This decrease was mainly due to lower premiums and surcharges accrued, which for the fiscal year ended December 31, 2022, were equal to Ps.22,293 million, as compared to Ps.23,819 million for the fiscal year ended December 31, 2021, a 6% decrease, offset by an increase in claims accrued, which for the fiscal year ended December 31, 2022, were equal to Ps.3,926, as compared to Ps.4,365 million for the fiscal year ended December 31, 2021.
Fiscal Year 2021 compared to Fiscal Year 2020
Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the fiscal year ended December 31, 2021, was equal to Ps.14,317 million, as compared to Ps.15,852 million for the fiscal year ended December 31, 2020, a 10% decrease. This decrease was mainly due to higher underwriting and operating expenses, which for the fiscal year ended December 31, 2021, were equal to Ps.4,774 million, as compared to Ps.3,456 million for the fiscal year ended December 31, 2020, a 38% increase.
It is important to mention that during 2020 the behavior of the accident rate was affected by COVID-19.

xi) Expected Credit Loss Allowance
Fiscal Year 2022 compared to Fiscal Year 2021
Expected Credit Loss Allowances for the fiscal year ended December 31, 2022 were equal to Ps.52,452 million, as compared to Ps.42,758 million for the fiscal year ended December 31, 2021, a 23% increase. This increase was due to the worsening performance of macroeconomic variables.
Expected Credit Loss Allowances related to banking activity for the fiscal year ended December 31 2022, were equal to Ps.35,373 million, as compared to Ps.28,229 million for the fiscal year ended December 31, 2021, a 25% increase.
Expected Credit Loss Allowances related to Naranja X for the fiscal year ended December 31, 2022 were equal to Ps.17,080 million, as compared to Ps.14,521 million for the fiscal year ended December 31, 2021, a 18% increase. This increase was due to the worsening performance of Naranja's customers, as well as macroeconomic variables.
Fiscal Year 2021 compared to Fiscal Year 2020
Expected Credit Loss Allowances for the fiscal year ended December 31, 2021 were equal to Ps.42,758 million, as compared to Ps.100,500 million for the fiscal year ended December 31, 2020, a 57% decrease. This decrease was due to the use of part of the additional provision for COVID-19 recognized during the fiscal year 2020.
Beginning in March 2020, the BCRA implemented a series of measures to reduce the economic consequences of the COVID-19 pandemic, among which were the deferral of payments and suspension of the collection of punitive interest in the case of default in payments of loan installments (credit cards loans are excluded). Thus, considering the adverse economic context that Argentina was going through, the borrower credit uncertainty and measures issued by the BCRA, Banco Galicia recognized an additional credit loss provision calculated using the statistical model of ECL on the deferred loan portfolio amounts, which shows the potential impairment due to the macroeconomic context, once the protective measures currently implemented are lifted for the BCRA. Banco Galicia measured the additional impact on the allowance from the estimation of the expected credit loss of loan portfolio which has deferred payments, based on new probabilities of default (PD) estimated depending on actual default (without deferrals) and the projected performance of the affected products, modifying the staging classification.
Expected Credit Loss Allowances related to banking activity for the fiscal year ended December 31 2021, were equal to Ps.28,229 million, as compared to Ps.87,440 million for the fiscal year ended December 31, 2020, a 68% decrease. This result was due to the use of part of the additional provision as mentioned above.
Expected Credit Loss Allowances related to Naranja X for the fiscal year ended December 31, 2021 were equal to Ps.14,521 million, as compared to Ps.13,109 million for the fiscal year ended December 31, 2020, a 11% increase. This increase was related to an increase in non-accrual portfolio due to the worsening performance of Naranja clients.
xii) Personnel Expenses
Fiscal Year 2022 compared to Fiscal Year 2021
Personnel expenses for the fiscal year ended December 31, 2022 were equal to Ps.96,891 million, as compared to Ps.90,470 million for the fiscal year ended December 31, 2021, a 7% increase. This increase was primarily as a result of the impact of salary increases on employee salary and annual bonuses.
Personnel expenses related to banking activity for the fiscal year ended December 31, 2022 were equal to Ps.66,842 million, as compared to Ps.60,725 million for the fiscal year ended December 31, 2021, a 10% increase.
Personnel expenses related to Naranja X for the fiscal year ended December 31, 2022 were equal to Ps.24,428 million as compared to Ps.24,215 million for the fiscal year ended December 31, 2021, a 1% increase.
Personnel expenses related to insurance activity for the fiscal year ended December 31, 2022 were equal to Ps.3,704 million as compared to Ps.3,145 million for the fiscal year ended December 31, 2021, a 18% increase.
Fiscal Year 2021 compared to Fiscal Year 2020
Personnel expenses for the fiscal year ended December 31, 2021 were equal to Ps.90,470 million, as compared to Ps.93,573 million for the fiscal year ended December 31, 2020, a 3% decrease. This decrease was primarily attributable to a 6% decrease in the number of employees we or our subsidiaries employed.

Personnel expenses related to banking activity for the fiscal year ended December 31, 2021 were equal to Ps.60,725 million, as compared to Ps.64,949 million for the fiscal year ended December 31, 2020, a 7% decrease, due to a decrease in the number of employees we or our subsidiaries employed.
Personnel expenses related to Naranja X for the fiscal year ended December 31, 2021 were equal to Ps.24,215 million as compared to Ps.23,757 million for the fiscal year ended December 31, 2020, a 2% increase.
Personnel expenses related to insurance activity for the fiscal year ended December 31, 2021 were equal to Ps.3,145 million as compared to Ps.3,580 million for the fiscal year ended December 31, 2020, a 12% decrease.
xiii) Administrative Expenses
The following table sets forth the components of our consolidated administrative expenses:

	For the Year Ended December 31,			Change (%)
	2022	2021	2020	2022/2021	2021/2020
	(in millions of Pesos, except percentages)
Fees and Compensation for Services	7,579	5,760	8,689	32	(34)
Directors’ and Syndics’ Fees	1,246	762	1,390	64	(45)
Advertising and Marketing	4,269	4,500	4,712	(5)	(4)
Taxes	23,538	22,616	21,322	4	6
Maintenance and Repairs	13,950	15,648	12,637	(11)	24
Electricity and Communication	4,645	5,603	6,718	(17)	(17)
Entertainment and Transportation Expenses	233	132	172	77	(23)
Stationery and Office Supplies	1,496	788	1,233	90	(36)
Rentals(1)	354	945	908	(63)	4
Administrative Services Hired	16,375	14,892	15,371	10	(3)
Security	2,129	2,257	3,417	(6)	(34)
Insurance	805	934	726	(14)	29
Armored Transportation Services	5,587	5,530	4,595	1	20
Others	9,206	7,687	9,458	20	(19)
Total Administrative Expenses	91,412	88,054	91,348	4	(4)
____________________
1)As of fiscal year, 2019, due to the application of IFRS 16, rentals are recognized as a right-of-use asset and a financial liability, consequently the results are exposed in depreciation and impairment of assets and other operating expenses, respectively. The amounts for fiscal years 2020 correspond to low value rentals and short term rental (an exception from IFRS 16).
Fiscal Year 2022 compared to Fiscal Year 2021
Administrative expenses for the fiscal year ended December 31, 2022 were equal to Ps.91,412 million as compared to Ps.88,054 million for the fiscal year ended December 31, 2021, a 4% increase. This increase was primarily attributable to a (i) Ps.1,819 million increase in fees and compensation for services, and (ii) Ps.1,483 million increase in administrative services hired.
Fees and compensation for services for the fiscal year ended December 31, 2022 were equal to Ps.7,579 million, as compared to Ps.5,760 million for the fiscal year ended December 31, 2021, a 32% increase. This increase was due to the completion of customer satisfaction projects and fees related to legal counsel.
Administrative services hired for the fiscal year ended December 31, 2022 were equal to Ps.16,375 million, as compared to Ps.14,892 million for the fiscal year ended December 31, 2021, a 10% increase.
Administrative expenses related to banking activity for the fiscal year ended December 31, 2022 were equal to Ps.65,078 million, as compared to Ps.63,475 million for the fiscal year ended December 31, 2021, a 3% increase.

Administrative expenses related to Naranja X for the fiscal year ended December 31, 2022 were equal to Ps.22,386 million, as compared to Ps.21,232 million for the fiscal year ended December 31, 2021, a 5% increase.
Administrative expenses related to insurance activity for the fiscal year ended December 31, 2022 were equal to Ps.1,681 million, as compared to Ps.1,585 million for the fiscal year ended December 31, 2021, a 6% increase.
Fiscal Year 2021 compared to Fiscal Year 2020
Administrative expenses for the fiscal year ended December 31, 2021 were equal to Ps.88,054 million as compared to Ps.91,348 million for the fiscal year ended December 31, 2020, a 4% decrease. This decrease was primarily attributable to a (i) Ps.2,929 million decrease in fees and compensation for services, (ii) Ps.1,771 million decrease in other administrative expenses and (iii) Ps.1,160 million decrease in security.
Fees and compensation for services for the fiscal year ended December 31, 2021 were equal to Ps.5,760 million, as compared to Ps.8,689 million for the fiscal year ended December 31, 2020, a 34% decrease. This decrease was due to the completion of digital transformation projects.
Other administrative expenses for the fiscal year ended December 31, 2021 were equal to Ps.7,687 million, as compared to Ps.9,458 million for the fiscal year ended December 31, 2020, a 19% decrease.
Security expenses for the fiscal year ended December 31, 2021 were equal to Ps.2,257 million, as compared to Ps.3,417 million for the fiscal year ended December 31, 2020, a 34% decrease.
Administrative expenses related to banking activity for the fiscal year ended December 31, 2021 were equal to Ps.63,475 million, as compared to Ps.63,691 million for the fiscal year ended December 31, 2020, a Ps.216 increase.
Administrative expenses related to Naranja X for the fiscal year ended December 31, 2021 were equal to Ps.21,232 million, as compared to Ps.24,266 million for the fiscal year ended December 31, 2020, a 13% increase.
Administrative expenses related to insurance activity for the fiscal year ended December 31, 2021 were equal to Ps.1,585 million, as compared to Ps.1,606 million for the fiscal year ended December 31, 2020, a 1% decrease.
xiv) Other Operating Expenses

	For the Year Ended December 31,			Change (%)
	2022	2021	2020	2022/2021	2021/2020
	(in millions of Pesos, except percentages)
Turnover tax	75,868	62,600	46,052	21	36
On operating income (1) (2)	50,899	41,656	29,311	22	42
On fees (1)	22,726	19,091	15,339	19	24
On other items	2,243	1,853	1,402	21	32
Contributions to the Guarantee Fund (1) (2)	2,917	3,139	3,115	(7)	1
Charges for Other Provisions	4,342	2,822	8,435	54	(67)
Claims	6,047	5,366	3,727	13	44
Other Financial Expenses (1) (2)	—	—	841	—	(100)
Interest on leases	1,143	1,033	1,173	11	(12)
Credit-card-relates expenses(1)	12,222	11,744	13,231	4	(11)
Other Expenses from Services(1)	19,947	17,226	12,739	16	35
Others	3,013	3,492	3,174	(14)	10
Total other operating expenses	125,499	107,422	92,487	17	16
____________________
(1)Item included for calculating the efficiency ratio.
(2)Item included for calculating the financial margin.

Fiscal Year 2022 compared to Fiscal Year 2021
Other operating expenses for the fiscal year ended December 31, 2022 were equal to Ps.125,499 million, as compared to Ps.107,422 million of the fiscal year ended December 31, 2021, a 17% increase. This increase was primarily attributable to a 21% increase in the turnover tax, to a 13% increase in claims and a 16% increase in other expenses from services.
The turnover tax for the fiscal year ended December 31, 2022 was equal to Ps.75,868 million as compared to Ps.62,600 million for the fiscal year ended December 31, 2021, a 21% increase.
Other provisions for the fiscal year ended December 31, 2022 were equal to Ps.4,342 million as compared to Ps.2,822 million for the fiscal year ended December 31, 2021, a 54% increase.
Other operating expenses related to banking activity for the fiscal year ended December 31, 2022 were equal to Ps.89,825 million, as compared to Ps.79,020 million of the fiscal year ended December 31, 2021, a 14% increase.
Other operating expenses related to Naranja X for the fiscal year ended December 31, 2022 were equal to Ps.33,880 million, as compared to Ps.27,466 million for the fiscal year ended December 31, 2021, a 23% increase.
Fiscal Year 2021 compared to Fiscal Year 2020
Other operating expenses for the fiscal year ended December 31, 2021 were equal to Ps.107,422 million, as compared to Ps.92,487 million of the fiscal year ended December 31, 2020, a 16% increase. This increase was primarily attributable to a 42% increase in the turnover tax on operating income and a 24% increase in fees.
The turnover tax for the fiscal year ended December 31, 2021 was equal to Ps.62,600 million as compared to Ps.46,052 million for the fiscal year ended December 31, 2020, a 36% increase.
Other provisions for the fiscal year ended December 31, 2021 were equal to Ps.2,822 million as compared to Ps.8,435 million for the fiscal year ended December 31, 2020, a 67% decrease.
Other operating expenses related to banking activity for the fiscal year ended December 31, 2021 were equal to Ps.79,020 million, as compared to Ps.70,109 million of the fiscal year ended December 31, 2020, a 13% increase.
Other operating expenses related to Naranja X for the fiscal year ended December 31, 2021 were equal to Ps.27,466 million, as compared to Ps.21,645 million for the fiscal year ended December 31, 2020, a 27% increase.
xv) Loss on Net Monetary Position
Fiscal Year 2022 compared to Fiscal Year 2021
Loss on net monetary position for the fiscal year ended December 31, 2022 was equal to Ps.273,377 million as compared to Ps.154,864 million for the fiscal year ended December 31, 2021, a 77% increase. This increase was due to a higher annual inflation. Inflation as of December 31, 2022 was 94.79%, 4,385 bps higher than the 50.94% inflation rate as of December 31, 2021.
Loss on net monetary position related to banking activity for the fiscal year ended December 31, 2022 was equal to Ps.222,223 million as compared to Ps.125,153 million for the fiscal year ended December 31, 2021, a 78% increase.
Loss on net monetary position related to Naranja X for the fiscal year ended December 31, 2022 was equal to Ps.41,604 million as compared to Ps.25,337 million for the fiscal year ended December 31, 2021, a 64% increase.
Loss on net monetary position related to insurance activity for the fiscal year ended December 31, 2022 was equal to Ps.1,948 million as compared to Ps.1,288 million for the fiscal year ended December 31, 2021, a 51% increase.
Fiscal Year 2021 compared to Fiscal Year 2020
Loss on net monetary position for the fiscal year ended December 31, 2021 was equal to Ps.154,864 million as compared to Ps.100,035 million for the fiscal year ended December 31, 2020, a 55% increase. This increase was due to a higher annual inflation. Inflation as of December 31, 2021 was 50.94%, 1,480 bps higher than the 36.14% inflation rate as of December 31, 2020.
Loss on net monetary position related to banking activity for the fiscal year ended December 31, 2021 was equal to Ps.125,153 million as compared to Ps.79,868 million for the fiscal year ended December 31, 2020, a 57% increase.
Loss on net monetary position related to Naranja X for the fiscal year ended December 31, 2021 was equal to Ps.25,337 million as compared to Ps.15,969 million for the fiscal year ended December 31, 2020, a 59% increase.
Loss on net monetary position related to insurance activity for the fiscal year ended December 31, 2021 was equal to Ps.1,288 million as compared to Ps.1,961 million for the fiscal year ended December 31, 2020, a 34% decrease.
xvi) Income Tax from Continuing Operations
Fiscal Year 2022 compared to Fiscal Year 2021
Income tax from continuing operations for the fiscal year ended December 31, 2022 was equal to Ps.17,003 million as compared to Ps.31,959 million for the fiscal year ended December 31, 2021, a 47% decrease. This decrease was mainly attributable to a decrease in the operating income.
Income tax from continuing operations related to banking activity for the fiscal year ended December 31, 2022 was equal to Ps.6,288 million as compared to Ps.19,136 million for the fiscal year ended December 31, 2021, a 67% decrease.
Income tax from continuing operations related to Naranja X for the fiscal year ended December 31, 2022 was equal to Ps.1,955 million as compared to Ps.8,306 million for the fiscal year ended December 31, 2021, a 76% decrease.
Income tax from continuing operations related to insurance activity for the fiscal year ended December 31, 2022 was equal to Ps.2,186 million as compared to Ps.1,622 million for the fiscal year ended December 31, 2021 , a 35% increase.

Fiscal Year 2021 compared to Fiscal Year 2020
Income tax from continuing operations for the fiscal year ended December 31, 2021 was equal to Ps.31,959 million as compared to Ps.61,114 million for the fiscal year ended December 31, 2020, a 48% decrease. This decrease was mainly attributable to a decrease in the operating income.
Income tax from continuing operations related to banking activity for the fiscal year ended December 31, 2021 was equal to Ps.19,136 million as compared to Ps.51,397 million for the fiscal year ended December 31, 2020, a 63% decrease.
Income tax from continuing operations related to Naranja X for the fiscal year ended December 31, 2021 was equal to Ps.8,306 million as compared to Ps.5,094 million for the fiscal year ended December 31, 2020, a 63% increase.
Income tax from continuing operations related to insurance activity for the fiscal year ended December 31, 2021 was equal to Ps.1,622 million as compared to Ps.1,942 million for the fiscal year ended December 31, 2020 , a 16% decrease.

A.8 Consolidated Assets
The main components of our consolidated assets as of the dates indicated below were as follows:

	As of December 31,
	2022		2021		2020
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Cash and due from banks	447,544	14	462,491	14	515,787	17
Debt Securities	792,270	23	459,589	14	456,971	15
Loans and other financing	1,243,616	37	1,450,106	45	1,547,843	50
Other Financial Assets	695,440	21	698,663	21	355,045	11
Equity investments in subsidiaries, associates and joint businesses	667	—	330	—	262	—
Property, Plant and Equipment	115,821	3	121,154	4	128,581	4
Intangible Assets	38,513	1	41,357	1	42,542	1
Other Assets	37,766	1	35,022	1	55,657	2
Assets available for sale	1	—	1	—	86	—
Total Assets	3,371,638	100	3,268,713	100	3,102,774	100
Of our Ps.3,371,638 million total assets as of December 31, 2022, Ps.2,931,529 million, or 87%, corresponded to Banco Galicia and Ps.445,930 million, or 13% corresponded to Naranja X (Tarjetas Regionales on a consolidated basis). The remaining was primarily attributable to Sudamericana on a consolidated basis. The composition of our assets demonstrates an increase in the amounts reflected in our main line items.
The item “Cash and Due from Banks” included cash for Ps.172,583 million, balances held at the BCRA for Ps.245,908 million and balances held in correspondent banks for Ps.274,961 million. The balance held at the BCRA is used for meeting the minimum cash requirements set by the BCRA.
Our holdings of debt securities as of December 31, 2022 was Ps.792,270 million. Our holdings of government and private securities are shown in more detail in Item 4. “Information on the Company”—B. “Operating Overview” — “Selected Statistical Information”— “Debt and Equity Securities”.
Our total net loans and other financing were Ps.1,243,616 million as of December 31, 2022, of which Ps.947,521 million corresponded to Banco Galicia’s portfolio and Ps.328,475 corresponded to Naranja X’ portfolios, the remaining amount to secured loans held by Sudamericana. For more information on loan and other financing activities portfolios, see Item 4. “Information on the Company”—B. “Operating Overview” — “Selected Statistical Information”— “Loan and Other Financing Portfolio”.

A.9 Exposure to the Argentine Public Sector
The following table shows our total net exposure, primarily related to Banco Galicia, to the Argentine public sector as of December 31, 2022, 2021 and 2020.

	As of December 31,
	2022	2021	2020
	(in millions of Pesos)
Government securities net position	1,189,547	657,314	523,327
Debt securities at fair value	786,323	457,480	460,135
Leliq	720,162	353,680	377,306
Others	66,161	103,800	82,829
Debt securities measurement at amortized cost	403,224	192,826	52,666
Botes	47,249	56,126	52,666
Lecer	274,131	101,984	—
Lediv	34,708	—	—
Others	47,136	34,716	—
Debt securities measured at fair value through OCI	—	7,008	10,526
Botes	—	7,008	10,526
Others	—	—	—
Other Financing Assets	95,115	395,805	179,469
Repurchase agreement transactions - BCRA	93,793	395,752	179,343
Loans and Others Financing	1,288	2	38
Certificate of Participation in Trusts	34	51	88
Total (1)	1,284,662	1,053,119	702,796
____________________
(1)Does not include deposits with the BCRA, which constitute one of the items by which Banco Galicia complies with the BCRA’s minimum cash requirements.
As of December 31, 2022, the exposure to the public sector amounted to Ps.1,284,662 million, an increase of 22% as compared to Ps.1,053,119 million for the year ended December 31, 2021. Excluding the debt securities issued by the BCRA, the Bank’s exposure amounted to Ps.435,999 million equal to 15% of total assets.
A.10 Funding
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
Naranja X fund their business through the issuance of debt securities in the local and international capital markets, borrowing from local financial institutions and debt with merchants generated in the ordinary course of business of any credit card issuing company. In 2022, Naranja X issued debt securities in an amount equal to Ps.51,850 million and US$7.5 million (approximately US$300 million).
Below is a breakdown of our funding as of the dates indicated:

	As of December 31,
	2022		2021		2020
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Deposits	2,141,978	64	2,017,875	62	1,988,485	64
Checking Accounts	294,750	9	466,787	14	308,804	10
Savings Accounts	870,644	26	779,949	24	931,719	30
Time Deposits	846,725	25	709,247	22	705,205	22
Time Deposits - UVA	37,368	1	30,078	1	16,364	1
Others	47,578	2	12,174	—	8,589	—
Interests And Adjustments	44,913	1	19,642	1	17,806	1
Credit Lines	37,438	1	46,187	1	40,674	1
Argentine Central Bank	99	—	82	—	63	—
Correspondents	1,933	—	6,757	—	5,667	—
Financing from Local Financial Institutions	29,985	1	33,337	1	20,689	1
Financing from Foreign Financial Institutions	3,650	—	674	—	—	—
Financing from International Financial Institutions	1,771	—	5,337	—	14,255	—
Debt Securities (Unsubordinated and Subordinated) (1)	112,708	3	105,670	3	113,868	4
Other obligations (2)	470,636	14	505,896	16	423,642	14
Shareholders’ Equity	608,878	18	593,085	18	536,105	17
Total	3,371,638	100	3,268,713	100	3,102,774	100
(1)Each item includes principal, interest accrued, exchange rate differences and premiums payable, as well as UVA adjustment, where applicable.
(2)It includes debts with stores due to credit card transactions, collections on account of third parties in Pesos and foreign currency, miscellaneous obligations and allowances, among others.
The main sources of funds are deposits from the private sector, lines of credit extended by local banks and entities, international banks and multilateral credit agencies, repurchase transactions mainly related to government securities, mid-

and long-term debt securities placed in the local and international capital market and debts with stores due to credit card transactions.
As of December 31, 2022, deposits represented 64% of our funding, an increase from the 62% of our funding that it represented as of December 31, 2021. Our deposit base increased 6% in 2022 as compared to 2021. During fiscal year 2022, the Ps.124,103 million increase in deposits was due to an increase in amounts on deposit in our time deposits from Ps.709,247 million in December 2021 to Ps.846,725 million in December 2022. For more information on deposits, see Item 4. “Information on the Company”—B. “Business Overview” — “Selected Statistical Information”—“Deposits”.
As of December 31, 2022, credit lines from international financial institutions amounted to Ps.1,771 million, which corresponded to amounts received from the IFC pursuant to a loan agreement. Also as of December 31, 2022, correspondents amounted to Ps.1,933 million and financing from local financial institutions totaled Ps.29,985 million, of this total Ps.27,020 million corresponded to agreements with banks and Ps.2,249 million corresponded to amounts received from the BICE (Argentine subsidiary of development bank called BICE “Banco de Inversion y Comercio Exterior”).
Our debt securities outstanding (only principal) were Ps.112,708 million as of December 31, 2022, as compared to Ps.105,670 million as of December 31, 2021, an increase of 7%.
Of the total debt securities outstanding as of December 31, 2022, Ps.58,044 million corresponded to Peso-denominated debt, of which Ps.5,932 million corresponded to debt securities issued by Banco Galicia and Ps.52,112 million corresponded to debt securities issued by Naranja. The remaining Ps.51,807 million of outstanding debt securities corresponded to foreign currency-denominated debt in respect of subordinated debt securities due in 2026 issued by Banco Galicia, the green bond with the IFC and Class XLVII and LII issued by Naranja.
As of December 31, 2022, the breakdown of our debt was as follows:

	December 31, 2022
	Currency	Expiration	Annual Interest Rate	Total(*)
	(in millions of Pesos, except for rates)
Banco Galicia
ON Subordinated(1)	US$	07.19.26	(2)	45,405
Green Bond	US$	06.21.25	5.90%	6,402
Class XII	Ps.	03.12.23	Badlar	5,932
Naranja
XLIX Serie II	Ps.	08.13.23	Badlar + 7,24%	1,780
LI Serie I	Ps.	01.31.23	Badlar + 3,99%	3,051
LI Serie II	Ps.	01.31.23	Badlar + 6,00%	3,641
LIII Serie I	Ps.	04.07.23	Badlar + 3,75%	5,280
LIII Serie II	Ps.	04.07.24	Badlar + 5,25%	4,818
LIV Serie I	Ps.	07.05.23	Badlar + 2,85%	3,771
LIV Serie II	Ps.	07.05.24	Badlar + 4,99%	5,469
LV Serie I	Ps.	05.09.23	Badlar + 0,00%	6,763
LV Serie II	Ps.	02.09.24	Badlar + 3,00%	8,362
LVII	Ps.	11.04.23	Badlar + 4,50%	9,177
XLVII	US$	04.28.23	7%	1,525
LII	US$	04.30.24	5%	1,333
Total				112,709
____________________
(*)Includes principal and interest.
(1)Principal will be paid in full on the maturity date, on July 19, 2026, unless redeemed in full, at the issuer’s option, at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.

(2)Fixed 8.25% rate per annum (as from the issuance date to July 19, 2021, inclusively); and margin to be added to the nominal Benchmark Readjustment Rate of 7.156% per annum to the maturity date. Such interest shall be payable semiannually on January 19 and July 19 as from 2017.
For more information see “—Contractual Obligations” below.
i) Ratings
The following are our ratings as of the date of this annual report:

December 31, 2022
	Standard & Poor’s	Fix Scr	Fitch Ratings	Evaluadora Latinoamericana	Moody’s
Local Ratings
Grupo Financiero Galicia
Rating of Shares	1
Banco Galicia
Counterparty Rating	raCCC+
Debt (Long-Term / Short Term)		AAA(arg)/A1+(arg)
Subordinated Debt				AA-
Deposits (Long Term / Short Term)	raCCC+/ raC
Deposits (Local Currency / Foreign Currency)					AAA.ar / AA-.ar
Naranja
Medium-/Long-Term Debt		A1(arg)	CCC		Caa2
International Ratings
Banco Galicia
Issuer Credit Rating
Counterparty Risk Rating (Local Currency / Foreign Currency)	CCC-				Caa2 / Caa3
Bank Deposits (Local Currency / Foreign Currency)					Caa2 / Caa3
Long-Term Debt (Foreign Currency)					Caa2/Caa3
Subordinated Debt Securitie	C				Ca
____________________
(*)See “—Contractual Obligations”.
ii) Debt Programs
On March 9, 2009, Grupo Financiero Galicia’s shareholders, during an ordinary shareholders’ meeting, and the Board of Directors created a global short-,medium- and long-term notes program, for a maximum outstanding amount of US$60 million. This program was authorized by the CNV pursuant to Resolution No.16,113 of April 29, 2009.
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
Banco Galicia has a program in place for the issuance and re-issuance of non-convertible notes, subordinated or non-subordinated, floating or fixed-rate, secured or unsecured, with a term from 30 days to up to 30 years, for a maximum outstanding principal amount of up to US$483.25 million. This program was originally approved by the CNV on November 4, 2005 and was most recently extended on April 4, 2020 by the CNV until April 4, 2025. Pursuant to Resolution No.18,480, the CNV also approved an increase of the maximum outstanding principal amount under the program to US$1,100 million. Pursuant to Resolution No.19,520, dated May 17, 2018, the CNV approved an increase of the maximum outstanding principal amount under the program to US$2,100 million and the modification of the terms and conditions of the same.
Banco Galicia, also has a program for frequent issuance of notes, approved by the CNV on November 13, 2019; and registered under the number 11 for a maximum outstanding principal amount of US$2,100 million.
Naranja has a Global Short-Term, Medium-Term and Long-Term Note Program for the issuance of up to US$1,000 million (or the equivalent amount in other currencies) that was approved by the CNV on May 10, 2018. Such notes may be unsecured or secured, denominated in Pesos, Dollars or, at Naranja’s option, in other currencies, with maturities of not less than 30 days after their issuance date. Also, they may be offered in separate classes and/or series and may be re-issued, as applicable, in the amounts, at the prices and under the conditions to be established and specified in the applicable pricing supplement. Finally, on February 19, 2020, the Board of Directors of Tarjeta Naranja S.A.U. approved the extension of the term of the Program for 5 years. Then, on March 18, 2020, the National Securities Commission authorized said extension through Provision No. DI-2020-20-APN-GE#CNV.
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

A.11 Contractual Obligations
The table below identifies the total amounts (principal and interest) of our main on balance-sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due as of December 31, 2022.

	December 31, 2022
	Maturity	Annual Interest Rate	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Banco Galicia
Deposits
Time Deposits (Ps./US$)	Various	Various	880,235	880,131	104	—	—
Debt Securities
Class XII Due 2023 (Ps.) (1)	2023	Badlar	4,971	4,971	—	—	—
2026 Subordinated (US$) (2)	2026	7.97%	43,818	—	—	43,818	—
Green Bond - IFC (US$)	2025	5.81%	6,112	2,445	3,667	—	—
Loans
IFC Financial Loans (US$)	Various	Various	3,542	2,952	590	—	—
Other Financial Loans (US$) (3)	Various	Various	1,879	1,879	—	—	—
IDB Financial Loans (Ps.)	Various	Various	—
BICE Financial Loans (Ps.)	Various	Various	1,071	386	433	210	42
BICE Financial Loans (US$)	Various	Various	1,153	879	274	—	—
Short-term Intrebank Loans (Ps.)	2023	17.94%	785	785	—	—	—
Correspondents	2023	—	1,933	1,933	—	—	—
BCRA (Ps.)	2023	—	99	99	—	—	—
NaranjaX
Time Deposits (Ps./US$)	2023	Various	5,800	5,800	—	—	—
Financial Loans with Local Banks (Ps.)	Various	Various	26,296	26,296	—	—	—
Debt Securities (Ps.)	Various	Various	45,463	25,883	19,580	—	—
Debt Securities (US$.)	Various	Various	2,834	1,328	1,506	—	—
Total			1,025,991	955,767	26,154	44,028	42
Principal and interest. Includes the UVA adjustment, where applicable.
(1) Interest payable in cash quarterly, adjustable rate of Badlar +0 bps Principal payable in full on March 12, 2023.
(2) Interest payable in cash semi-annually, fixed rate of 7,9665%. Principal payable in full on July 19, 2026.
(3) Borrowings to finance international trade operations to Bank customers.
i) Leases
The following table provides information for leases where Grupo Financiero Galicia is the lessee:

December 31, 2022
(In millions of Pesos)
Amounts recognized in the Statement of Financial Position:
Right-of-use asset (1)	7,393
Lease Liabilities (2)	(7,675)
____________________
(1)Recorded in the Property, Plant and Equipment item, for right of use of real property.
(2)Recorded in the item Other Financial Liabilities.

December 31, 2022
(In millions of Pesos)
Amounts recognized in the Statement of Income:
Charge for depreciation of right-of-use assets (1)(2)	(2,684)
Interest Expenses (3)	(1,143)
Expenses related to short-term leases (4)	(52)
Expenses related to low-value assets leases (4)	(302)
Sublease Income (5)	4
____________________
(1)Depreciation for right of use of Real Property.
(2)Recorded in the item Depreciation and Impairment of assets.
(3)Recorded in the item Other Operating Expenses, Lease Interest.
(4)Recorded in the item Administrative Expenses.
(5)Recorded in the item Other Operating Income.
A.12 Off-Balance Sheet Arrangements
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

Our credit exposure related to these items as of December 31, 2022 is set forth below:

December 31, 2022
(in millions of Pesos)
Agreed Commitments	104,414
Export and Import Documentary Credits	3,927
Guarantees Granted	73,167
Responsibilities for Foreign Trade Transactions	3,343
The credit risk of these instruments is similar as the credit risk associated with credit facilities provided to individuals and companies. To provide guarantees to our customers, we may require counter-guarantees, which are classified as follows:

December 31, 2022
(in millions of Pesos)
Other Preferred Guarantees Received	653
Other Guarantees Received	4,657
In addition, checks to be debited and credited, notes, invoices and miscellaneous items subject to collection are recorded in memorandum accounts until such instruments are approved or accepted.
The risk of loss in these offsetting transactions is not significant.

December 31, 2022
(in millions of Pesos)
Checks and Drafts to be Debited	22,617
Checks and Drafts to be Credited	24,268
Values for Collection	231,487
Grupo Galicia acts as trustee pursuant to trust agreements to secure obligations in connection with financing transaction undertaken by its customers. The amount of funds and securities held in trust as of December 31, 2022 is as follows:

December 31, 2022
(in millions of Pesos)
Trust Funds	14,548
Securities Held in Custody	3,254,360
These funds and securities are not included in Grupo Galicia’s consolidated financial statements as it does not have control over the same. For additional information regarding off-balance sheet financial instruments, see Note 48 to our audited consolidated financial statements.
A.13 Principal Trends
i) Related to Argentina
2023 will be a challenging year given that it will be marked by the Argentine presidential elections and by the efforts of the Government to reach the election period with a stable economy that increases the current ruling party's continuity prospects. During 2022, the Government achieved most of the quantitative goals agreed upon with the International Monetary Fund, but in 2023 their achievement seems more challenging. On the one hand, the drought that has affected the country in recent months has already had a negative impact on the wheat harvest and decreases are expected in the production of soybeans and corn, reducing the expected income of foreign exchange and, therefore, making it difficult to comply with the goal of accumulation of international reserves. On the other hand, the fiscal adjustment stipulated for 2023 collides with the acceleration of spending that usually occurs during election years. Part of the necessary tax cut depends on the increase in public service rates, which will allow for a continuity in the decrease of economic subsidies but adding pressure on inflation, which in 2022 closed at levels close to triple digits.

In 2023, the greatest country-related risk lies in the possibility of all the maturities of titles in pesos not being able to be refinanced. In that case, the Argentine Treasury would need to cover not only the fiscal deficit but also principal repayments. Given the scarcity of alternative financing sources, the Argentine Central Bank could issue pesos (directly, through temporary advances, or indirectly, by means of the purchase of securities in the secondary market) to cover the needs of the Argentine Treasury. This type of operation could add further pressure on inflation and on the foreign exchange rate gap. In turn, given that the demand for money is falling even despite the increasing exchange restrictions, the Argentine Central Bank has been sterilizing the issuance of pesos through the placement of securities that accrue interest. The ratio of these titles to GDP has been increasing, adding to the instability of the Argentine economy.
In this context, it is possible that economic activity in Argentina will suffer during 2023. In the last two years, the statistical carryover and the comparison base played in favor of economic recovery. In addition, other factors, such as the extraordinary prices of agricultural commodities, made it possible to avoid a major correction in the exchange rate. However, 2023 begins with a negative statistical carryover effect, while inflation shows upward pressures and will continue to deteriorate consumers' purchasing power. In parallel, election times related uncertainty reduces incentives to stimulate investment and exports will be negatively affected by lower harvest volumes.
By the end of 2023, whatever the winning formula, the imbalances in the Argentine macroeconomics (such as the exchange rate lag, the distortion of relative prices, the scarcity of international reserves and the considerable foreign exchange gap) will have to be addressed. The depth of the measures to be taken will depend on the result of the elections.
ii) Related to the Financial System
The Argentine financial system will continue interacting mainly with the private sector, with short-term financing and financial products, maintaining high liquidity levels at the same time.
It is expected that banks will continue to show positive real benefits, such as those recorded in 2022, allowing capitalization levels to be maintained above the minimum capital requirements established by the Basel Committee. The institutions will continue working on expenses in order to improve efficiency indicators.
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
iii) Related to Us
As in the two previous years, we believe that 2023 will be marked by uncertainty, as mentioned above.
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
With this macroeconomic framework, we foresee the following possible impacts on Banco Galicia’s operations:
•Although financial income will continue to be negatively affected by maximum lending interest rates, a demand driven by subsidized credit, and a reduction in system volumes, it will improve as compared to the previous year due to an expected increase in real interest rates and better coverage against inflation.
•With respect to deposits and loans, despite a real contraction in volumes, Banco Galicia expects to grow in market share in 2023. A more conservative monetary policy within the framework of compliance with the agreement with the IMF would impact the dynamics of deposits. Additionally higher-than-expected domestic prices or a foreign exchange correction might have a negative impact on the financial margin via lower deposits –which implies less funds to allocate- and lower interest rates.
•Another risk, related to financial income, is the exposure of non-monetary assets to inflation, which is anticipated to continue during 2022.
•Despite regulations limiting price´s increase and restrictions to access the FX Market, fee income is expected to increase in 2023 thanks to efficiencies generated in the lines of business.
•Given the undergoing digital transformation, Banco Galicia is generating efficiencies that are translated into stable administrative expenses compared to the previous year.
In sum, the Bank’s business is expected to improve during 2023 relative to the previous year provided that the depicted macroeconomic scenario holds; i.e., reach an agreement with the IMF, experience higher monetary policy rates, reduce macroeconomic imbalances and avoid a run against the peso. However, Banco Galicia’s current liquidity and solvency levels will allow it to cope with this situation.
With respect to Naranja X, as it is a credit-and-consumption-related business, it is certainly difficult for us to make any forecast for the coming months due to the current high level of economic volatility. Based on the 2023 Argentine budget this year is expected to be marked by the aftermath of the economic crisis in Argentina and the estimated impact will be reflected in a potential drop in the volume of operations or customer transactions. Therefore, revenue obtained from services will be affected.
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
On the other hand, Sudamericana Holding does not foresee significant consequences on their business during 2023, either in economic or financial terms.
During 2023, Galicia Retiro will continue to offer its Retiro Individual in pesos, although there is not expected to be a focus on increasing the placement of the same.
In addition, during 2023 Galicia Seguros expects to continue implementing its strategic plan from prior years, with the aim of sustaining the growth obtained in previous years. The company will continue to work to expand its business through Banco Galicia and Naranja X’s various customer channels, as well as through the continued development of its existing sales channels by offering new products, through the application of new means of contacts and sale, and through the potential offering of insurance underwriting in new property lines.
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

As for Galicia Asset Management, it is estimated that, in 2023, it will obtain a growth in the volume of assets under management and will maintain its leading position in the Argentine industry by leading the Argentine fund market. The current economic context suggests that investments will be concentrated primarily in money market or short-term bond funds, and to a lesser extent in the rest of the funds. In addition, this line of business plans to continue to deepen and expand the marketing of its products through the use of distribution and placement agents, a niche that is expected to continue to grow.
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
During 2023, Grupo Financiero Galicia will continue with the objective of strengthening its leadership position in the market, paying attention to the profitability of the business, leveraged by expansion and attraction of new clients. Grupo Financiero Galicia believes that this strategy is only possible to the extent that a differentiating experience is provided to its customers, which is based on digital transformation and the simplicity of the proposal.
The search for simplicity in offering products and services to its customers, as well as safer and more efficient processes are objectives that allow Grupo Financiero Galicia to face significant growth and generate operational efficiency at the same time. Tailoring offers to clients and segment and focusing on improving its customers´ experience are the keys for their continuing to choose Grupo Financiero Galicia. Focusing on these pillars the Company hopes to leverage new lines of business, such as MODO systemic payment application, new companies, such as Inviu and Nera, or mergers, such as those of Naranja and Naranja Digital.
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
B. Liquidity and Capital Resources
B.1 Liquidity - Holding Company on an Individual Basis
We generate our net earnings/losses from our operating subsidiaries, specifically Banco Galicia, our main operating subsidiary. Banco Galicia’s dividend-paying ability has been affected since late 2001 by the effects of the 2001-2002 liquidity crisis and its impact on Banco Galicia’s income-generation capacity. Since then, there have been other restrictions on Banco Galicia’s ability to pay dividends resulting from applicable BCRA rules and the loan agreements entered by Banco Galicia as part of its foreign debt restructuring. See Item 8. “Financial Information”—"Dividend Policy and Dividends.”

From 2002 to 2010 we did not receive any dividends from Banco Galicia, which is the primary source of funds available to us. On April 27, 2011, during the shareholders’ meeting of Banco Galicia, a distribution of cash dividends for a total amount of Ps.100 million was approved and the payment of distributions resumed. Most recently, in April 2019, we received from Banco Galicia a cash dividend of Ps.1,500 million (equivalent to Ps.7,988 million as of December 2022) for fiscal year 2018.

Due to the regulations passed by the BCRA within the framework of the measures taken by the government to respond to COVID-19, the capacity of the Argentine financial system to pay cash dividends was suspended until December 31, 2021. As such, Grupo Financiero Galicia did not receive any dividends from Banco Galicia during 2020 and 2021.

However, Grupo Financiero Galicia did distribute dividends to its shareholders during 2020, 2021 and 2022 as indicated below.

In December 2021, the BCRA issued Communication "A" 7421, authorizing Financial Institutions, ad referendum of said Central Bank, to distribute for 2022 a maximum of up to 20% of the results obtained during fiscal year ended December 31, 2021, in 12 equal, consecutive, monthly installments. On April 7th, 2022, the BCRA authorized our main subsidiary, Banco Galicia, to pay a cash dividend for Ps.18,016 million, (equivalent to Ps.28,511 million as of December 2022) in twelve equal, consecutive, monthly installments. Said dividend was paid during 2022 by means of four accumulated installments in April 2022, at the time of the BCRA´s approval, and the rest in eight equal, consecutive, monthly installments. Additionally, in December 2022, the BCRA issued Communication “A” 7659, suspending the distribution of results by financial entities, such as Banco Galicia, from January 1, 2023 until December 31, 2023.
The extent to which a banking subsidiary may extend credit or otherwise provide funds to a holding company is limited by BCRA rules. For a description of these rules, see Item 4. “Information on the Company-Argentine Banking Regulation-Lending Limits.”
During fiscal years 2020 and 2021, Grupo Financiero Galicia received dividends from its subsidiaries in the amount of Ps. 2,367 million (equivalent to Ps.8,012 million as of December 31, 2022), and Ps.3,284 million (equivalent to Ps.8,027 as of December 2022), respectively.

During fiscal year 2022, Grupo Financiero Galicia received cash dividends from its subsidiaries for Ps.25,476 million (equivalent to Ps.35,340 million as of December 31, 2022).

During February 2023, we received a dividend of Ps.613 million from Sudamericana Holding. Similarly, during March 2023 we received cash dividends of Ps.4,109 million from Galicia Assets Management, Ps.131 million from Galicia Warrants S.A. and Ps.669 million from Sudamericana Holding. Likewise, during April 2023, we received Ps. 3,000 million from Tarjetas Regionales S.A. and US dollars 4 million from Galicia Securities S.A.U.

According to Grupo Financiero Galicia’s policy for the distribution of dividends and due to Grupo Financiero Galicia’s financial condition for the fiscal year ended December 31, 2022 and the fact that most of the profits for fiscal years 2020 and 2021 also corresponded to income from holdings (with just a fraction corresponding to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations Law) a proposal was made by the Board of Directors, to be treated at the next shareholders’ meeting to be held on April 25, 2023. The proposal consists of the following items: i) to distribute a cash dividend for an amount that, inflation adjusted, pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, results in Ps. 10,000 million (which represents 678.1077%) being distributed with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each and ii) taking into account that the Company´s intention to distribute an additional cash dividend to the one proposed in item i) depends on the certainty of receiving dividends from our subsidiaries and, considering the Company´s economic-financial condition, it is proposed to delegate to the Board of Directors the authority to disaffect Discretionary Reserves for an amount that, inflation adjusted, pursuant to Resolution 777/2018 of the Argentine Securities and Exchange Commission, results in Ps.75,000 million and, subject to liquidity conditions, the receipt of dividends from our subsidiaries and our financial condition, to determine the payment of a dividend in cash or kind (in the latter case valued at market price), or in a combination of both, in one or more installments, for a total amount that, inflation adjusted, results in Ps.75,000 million.

For fiscal year 2020, the shareholders’ meeting held on April 27, 2021, approved the distribution of cash dividends for Ps.1,500 million (equivalent to Ps. 3,752 million as of December 31, 2022), which represented a dividend of 101,7161% with respect to 1,474,692,091 class A and B ordinary shares of Grupo Financiero Galicia with a face value of Ps.1 each.

For Fiscal year 2021, the shareholders’ meeting held on April 26, 2022, approved the distribution of cash dividends for a total amount of Ps.19,000 million, that was effectively paid as follows: in May 2022, Ps.11,000 million (equivalent to Ps.18,460 million as of December 31, 2022) which represented a dividend of 745.9184% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, in September 2022, Ps.4.000 million (equivalent to Ps.6,713 million as of December 2022) which represented a dividend of 271.2430% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, and in January 2023, Ps.4.000 millions, which represented a dividend of 271.2430% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1.
For fiscal years 2020 and 2021, pursuant to what is set forth in the paragraph without number incorporated after article 25 of Act No.23,966, incorporated by Act. No.25,585 (and amendments), when corresponding, Grupo Financiero Galicia withheld the amounts paid for each fiscal year in its capacity as substitute taxpayer of the shareholders’ subject to the tax on personal assets. Similarly, for fiscal year 2022, Grupo Financiero Galicia withheld, when corresponding, an amount for personal assets and income tax on dividends to be distributed.
As of December 31, 2022, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.2 million, short-term investments made up of special checking account deposits, mutual funds, and government securities in an amount of Ps.9,258 million and foreign currency in an amount of US$12.3 million.

As of December 31, 2021, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.9 million, short-term investments made up of special checking account deposits, mutual funds, and government securities in an amount of Ps.559 million (equivalent to Ps.1,089 million as of December 2022) and foreign currency in an amount of US$8.3 million.

As of December 31, 2020, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.8 million, short-term investments made up of special checking account deposits, mutual funds, and government securities and foreign currency in an amount of Ps.645 million (equivalent to Ps.1,897 million as of December 2022).

During fiscal year 2021, Grupo Financiero Galicia made capital contributions for a total amount of Ps.977 million (equivalent to Ps.2,168 million as of December 2022), to IGAM LLC.

During fiscal year 2022, Grupo Financiero Galicia made capital contributions for a total amount of Ps.2,449 million (equivalent to Ps.3,744 million as of December 2022) to IGAM LLC and Ps.277 million (equivalent to Ps.325 million as of December 2022) to Agri Tech Investments LLC.

Additionally, Grupo Financiero Galicia made a capital contribution to its subsidiary Agri Tech Investments LLC during February 2023 for Ps.300 million.
For a description of the notes issued by Grupo Financiero Galicia, see —Item 5.A. “Operating Results” —” Debt Programs”.
Each of our subsidiaries is responsible for their own liquidity management. For a discussion of Banco Galicia’s liquidity management, see “Banco Galicia’s Liquidity Management-Banco Galicia Liquidity Management”.
B.2 Consolidated Cash Flows
Our consolidated statements of cash flows were prepared in accordance with IAS 7 (Statements of Cash Flows). See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2022, December 31, 2021 and December 31, 2020 included in this annual report.
As of December 31, 2022, on a consolidated basis, we had Ps.1,326,861 million in available cash (defined as total cash and cash equivalents), representing a Ps.76,367 million increase as compared to the Ps.1,250,494 million in available cash as of December 31, 2021.
As of December 31, 2021, on a consolidated basis, we had Ps.1,250,494 million in available cash (defined as total cash and cash equivalents), representing a Ps.136,673 million increase as compared to the Ps.1,113,821 million in available cash as of December 31, 2020.
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

The table below summarizes the information from our consolidated statements of cash flows for the fiscal years ended December 31, 2022, 2021 and 2020.

	December 31,
	2022	2021	2020
	(in millions of Pesos)
Net Cash generated by Operating Activities	580,221	550,895	540,281
Net Cash used in Investment Activities	(18,700)	(16,397)	(19,942)
Net Cash generated by / (used in) Financing Activities	23,050	16,418	(103,220)
Exchange income on Cash and Cash Equivalents	179,794	86,482	96,457
Net increase in cash and cash equivalents	764,365	637,398	513,576
Monetary loss related to cash and cash equivalents	(687,998)	(500,725)	(328,894)
Cash and cash equivalents at the beginning of the year	1,250,494	1,113,821	929,139
Cash and cash equivalents at end of the year	1,326,861	1,250,494	1,113,821
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
Management believes that cash flows from operations and available cash and cash equivalent balances, will be sufficient to fund our financial commitments and capital expenditures for fiscal year 2023.

i) Cash Flows from Operating Activities

	December 31,
	2022	2021	2020
	(in millions of Pesos)
Cash Flows from Operating Activities
Income before Taxes from Continuing Operations	65,642	92,529	136,126
Adjustment to Obtain the Operating Activities Flows:
Loan and other Receivables Loss Provisions	52,452	42,758	100,500
Depreciation and Impairment of Assets	27,877	28,240	24,358
Loss on Net Monetary Position	273,376	154,864	100,035
Other Operations	179,921	236,953	108,114
Net (Increases)/Decreases from Operating Assets:
Debt securities measured at fair value through profit or loss	33,800	(26,243)	(49,446)
Derivative Financial Instruments	(899)	3,937	2,957
Repurchase Transactions	258	(248)	(135)
Other Financial Assets	(8,138)	(15,314)	2,243
Net Loans and Other Financing
- Non-financial Public Sector	(1,286)	—	33
- Other Financial Institutions	17,758	18,240	(8,141)
- Non-financial Private Sector and Residents Abroad	139,909	34,190	(204,732)
Other Debt Securities	(182,874)	(115,969)	8,301
Financial Assets Pledged as Collateral	(83,466)	(13,603)	(8,798)
Investments in Equity Instruments	200	12,331	910
Other Non-financial Assets	(3,579)	1,467	2,563
Non-current Assets Held for Sale	—	85	70
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector	(8,792)	(12,823)	55,587
- Financial Sector	334	833	3,920
- Non-financial Private Sector and Residents Abroad	132,561	41,348	353,042
Liabilities at fair value through profit or loss	(69)	148	(5,693)
Derivative Financial Instruments	307	1,218	(3,358)
Other Financial Liabilities	(29,777)	96,658	3,906
Provisions	1,720	(2,568)	108
Other Non-financial Liabilities	3,379	437	187
Income Tax Collections/Payments	(30,393)	(28,573)	(82,376)
Net Cash generated by Operating Activities	580,221	550,895	540,281
In fiscal year 2022, net cash generated by operating activities taking into account the impact of inflation amounted to Ps.580,221 million, mainly due to a Ps.139,909 million net decrease in cash generated from net loans and other financing to the non-financial private sector and to residents abroad and Ps.132,561 million net increase in cash generated from deposits from the non-financial private sector and from residents abroad. Such amounts were partially offset by net cash used of Ps.182,874 million related to a net increase in other debt securities.
In fiscal year 2021, net cash generated by operating activities taking into account the impact of inflation amounted to Ps.550,895 million, mainly due to a Ps.96,658 million net increase in cash generated from other financial liabilities and a Ps.41,348 million net increase in net cash generated from deposits from the non-financial private sector and from residents abroad. Such amounts were partially offset by net cash used of Ps.115,969 million related to an increase in other debt securities.

In fiscal year 2020, net cash generated by operating activities including the inflationary effect amounted to Ps.540,281 million, mainly due to a Ps.353,042 million net increase in net cash generated from deposits from the non-financial private sector and from residents abroad. Such amount was partially offset by net cash used of Ps.204,732 million related to an increase in net loans and other financing to the non-financial private sector and to residents abroad.
ii) Cash Flows from Investing Activities

	December 31,
	2022	2021	2020
	(in millions of Pesos)
Cash Flows from Investment Operations
Payments:
Purchase of PP&E, Intangible Assets and Other Assets	(18,530)	(19,369)	(20,946)
Interests in other companies	(778)	(407)	(301)
Collections:
Sale of PP&E, Intangible Assets and Other Assets	608	1,267	778
Dividends earned	—	2,024	527
Discontinued Operations/Sale of Equity Investments in Associates and Joint Ventures	—	88	—
Net Cash used in by Investment Activities	(18,700)	(16,397)	(19,942)
In fiscal year 2022, net cash used in investing activities amounted to Ps.18,700 million and was mainly attributable to the acquisition of property, plant and equipment, intangible assets and other assets for Ps.18,530 million. Such amount was partially offset by funds received from the sale of property, plants and equipment, intangible assets and other assets for Ps.608 million.
In fiscal year 2021, net cash used in investing activities amounted to Ps.16,397 million and was mainly attributable to the acquisition of property, plant and equipment, intangible assets and other assets for Ps.19,369 million. Such amount was partially offset by dividends received from investments in equity instruments for Ps.2,024 million and by funds received from the sale of property, plants and equipment, intangible assets and other assets for Ps.1,267 million.
In fiscal year 2020, net cash used in investing activities amounted to Ps.19,942 million mainly attributable to the acquisition of property, plant and equipment, intangible assets and other assets for Ps.20,946 million. Such amount was partially offset by funds provided by the sale of property, plants and equipment, intangible assets and other assets for Ps.778 million and for the dividends received from investment in equity instruments for Ps.527 million.
iii) Cash Flows from Financing Activities

	December 31,
	2022	2021	2020
	(in millions of Pesos)
Cash Flows from Financing Activities
Payments:
Unsubordinated Debt Securities	(40,140)	(33,226)	(81,854)
Loans from Local Financial Institutions	(51,427)	(34,571)	(103,370)
Dividends	(25,174)	(3,751)	(5,987)
Leases payment	(2,675)	(3,382)	(3,920)
Collections:
Unsubordinated Debt Securities	67,427	46,521	34,483
Loans from Local Financial Institutions	75,039	44,827	57,428
Net Cash generated / (used in) by Financing Activities	23,050	16,418	(103,220)

In fiscal year 2022, net cash generated in financing activities amounted to Ps.23,050 million due to: (i) Ps.51,427 million of loans received from local financial institutions and (ii) Ps.40,140 million received from the issuance of unsubordinated debt securities. Such amount was partially offset by: (i) payments on outstanding loans from local financial institutions for Ps.75,039 million and (ii) payments on outstanding unsubordinated debt securities for Ps.67,427 million during 2022.
In fiscal year 2021, net cash generated in financing activities amounted to Ps.16,418 million due to: (i) Ps.46,521 million received from the issuance of unsubordinated debt securities and (ii) Ps.44,827 million of loans received from local financial institutions. Such amount was partially offset by: (i) payments on outstanding loans from local financial institutions for Ps.34,571 million and (ii) payments on outstanding unsubordinated debt securities for Ps.33,226 million during 2021.
In fiscal year 2020, net cash used in financing activities amounted to Ps.103,220 million due to: (i) Ps.103,370million as consequence of payments of loans obtained from local financial institutions and (ii) Ps.81,854 million of payments of principal and interest on unsubordinated debt securities issued by Grupo Financiero Galicia or its subsidiaries. Such amount was partially offset by: (i) funds provided by loans from local financial institutions for Ps.57,428 million and (ii) issuances by Grupo Financiero Galicia or its subsidiaries of unsubordinated debt securities for approximately Ps.34,483 million during 2020.
iv) Effect of Exchange Rate on Cash and Cash Equivalents
In fiscal year 2022, the effect of the exchange rate on consolidated cash flow amounted to Ps.179,794 million, an increase of Ps.93,312 million as compared to fiscal year 2021. The exchange rate as of December 31, 2022 was Ps.177.13 per US$1.
In fiscal year 2021, the effect of the exchange rate on consolidated cash flow amounted to Ps.86,482 million, a decrease of Ps.9,975 million as compared to fiscal year 2020. The exchange rate as of December 31, 2021 was Ps.102.75 per US$1.
In fiscal year 2020, the effect of the exchange rate on consolidated cash flow amounted to Ps.96,457 million. The exchange rate as of December 31, 2020 was Ps.84.145 per US$1.
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
Grupo Financiero Galicia’s liquidity policy covers three areas of liquidity risk:
•Stock Liquidity: The excess amount of cash and liquid assets above the legal minimum cash requirements, taking into account the characteristics and performance of Banco Galicia’s different liabilities, as well as the nature of the assets that provide such liquidity.
•Cash Flow Liquidity: Gaps between the contractual maturities of consolidated financial assets and liabilities.
•Concentration of Deposits: The concentration of deposits is regulated in terms of the top leading customers and the following 50 customers. A maximum limit with respect to the share in deposits is determined on an individual basis for such customers.

As of December 31, 2022, the consolidated gaps between maturities of Grupo Financiero Galicia´s financial assets and liabilities based on contractual remaining maturity were as follows:

	December 31, 2022
	Less than one Year	1 –5 Years	5 – 10 Years	Over 10 Years	Total
	(in millions of Pesos, except ratios)
Assets
Cash and Due from Banks	188,730	—	—	—	188,730
Argentine Central Bank – Escrow Accounts	497,807	—	—	—	497,807
Overnight Placements in Banks Abroad	24,752	—	—	—	24,752
Loans – Public Sector	10,547	2,320	—	—	12,867
Loans – Private Sector	714,856	105,512	16,139	28,453	864,960
Government Securities	928,035	—	—	—	928,035
Notes and Securities	1,510	4,210	—	—	5,720
Financial Trusts	34	—	—	—	34
Receivables from Financial Leases	546	225	2	—	773
Other Financing	2,869	4,934	7,653	—	15,456
Government Securities Forward Purchase	131,364	—	—	—	131,364
Total Assets	2,501,050	117,201	23,794	28,453	2,670,498
Liabilities
Deposits in Savings Accounts	771,626	—	—	—	771,626
Demand Deposits	425,305	—	—	—	425,305
Time Deposits	881,409	104	—	—	881,513
Notes	5,019	43,818	—	—	48,837
Banks and International Entities	4,963	4,265	—	—	9,228
Local Financial Institutions	1,265	938	—	—	2,203
Other Financing	166,885	4,279	468	204	171,836
Total Liabilities	2,256,472	53,404	468	204	2,310,548
Asset / Liability Gap	244,578	63,797	23,326	28,249	359,950
Cumulative Gap	244,578	308,375	331,701	359,950
Ratio of Cumulative Gap to Cumulative Liabilities	10.8%	13.4%	14.4%	15.6%
Ratio of Cumulative Gap to Total Liabilities	10.6%	13.3%	14.4%	15.6%
____________________
(*)Principal plus UVA adjustment. Does not include interest.
(1)Includes, mainly, debt with retailers due to credit card operations, liabilities in connection with repurchase transactions, debt with domestic credit agencies and collections for third parties.
The table above is prepared taking into account contractual maturity. Therefore, all financial assets and liabilities with no maturity date are included in the “Less than One Year” category.
Banco Galicia must comply with a maximum limit set by its board of directors for liquidity mismatches. This limit has been established at -25% (minus 25%) for the ratio of cumulative gap to total liabilities within the first year. Banco Galicia complies with the established policy, since such gap was of 10.7% as of December 2022.

ii) Banco Galicia Liquidity Management
The following is a discussion of Banco Galicia’s liquidity management.
Banco Galicia’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet customer’s credit demand. To set the appropriate level, forecasts are made based on historical experience and on an analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds. As of December 31, 2022, Banco Galicia’s liquidity structure was as follows:

December 31, 2022
(in millions of Pesos)
Legal Requirement	550,015
Management Liquidity	676,543
Total Liquidity	1,226,558
Legal requirements correspond to the minimum cash requirements for Peso- and foreign currency-denominated assets and liabilities as per the rules and regulations of the BCRA.
The assets that can be taken into account for compliance with this requirement are the balances of the Peso- and foreign currency-denominated deposit accounts at the BCRA, the liquidity bills and Bote 2027, and the escrow accounts held at the BCRA in favor of clearing houses.
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

	As of December 31,
	2022	2021	2020
	(in millions of Pesos, except ratios, multiples and percentages)
Shareholders’ Equity attributable to GFG	608,878	593,085	536,105
Shareholders’ Equity attributable to GFG as a Percentage of Total Assets	18.06	18.14	17.28
Total Liabilities as a Multiple of Shareholders’ Equity attributable to GFG	4.54	4.51	4.79
Tangible Shareholders’ Equity (1) as a Percentage of Total Assets	16.92	16.88	15.91
____________________
1)Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.
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

Item 6.    Directors, Senior Management and Employees
A. Directors and Senior Management
Our Board of Directors
Our ordinary and extraordinary shareholders’ meeting took place on April 26, 2022. The following table sets out the members of our Board of Directors as of that date, the positions they hold within Grupo Financiero Galicia, their dates of birth, their principal occupations and the dates of their appointment and on which their current terms will expire. Terms expire when the annual shareholders’ meeting takes place.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Eduardo J. Escasany	Chairman	June 30, 1950	Businessman	April 2005	April 2025
Pablo Gutierrez	Vice Chairman	December 9, 1959	Businessman	April 2003	April 2025
Federico Braun	Director	February 4, 1950	Businessman	September 1999	April 2023
Silvestre Vila Moret	Director	April 26, 1971	Businessman	June 2002	April 2023
Sebastián Gutierrez	Director	June 8, 1963	Businessman	April 2021	April 2024
Tomás Braun	Director	December 17, 1979	Businessman	April 2021	April 2023
Alejandro Asrin	Director	November 15, 1969	Lawyer	April 2021	April 2025
Claudia Raquel Estecho	Director	September 24, 1957	Accountant	April 2019	April 2024
Miguel C. Maxwell	Director	December 19, 1956	Accountant	April 2020	April 2024
Sergio Grinenco	Alternate Director	May 26, 1948	Banker	April 2003	April 2024
Ana María Bertolino	Alternate Director	June 1, 1951	Lawyer	April 2019	April 2025
Pedro A. Richards	Alternate Director	November 14, 1952	Businessman	April 2021	April 2023
Daniel Llambías	Alternate Director	February 8, 1947	Businessman	April 2021	April 2023
Alejandro Rojas Lagarde	Alternate Director	July 17, 1937	Lawyer	April 2000	April 2024
Ricardo Alberto Gonzalez	Alternate Director	June 12, 1951	Businessman	April 2019	April 2025
The following is a summary of the biographies of the members of our Board of Directors:
Eduardo J. Escasany: Mr. Escasany obtained a degree in economics at the Universidad Católica Argentina. He held various roles with Banco Galicia from 1973 to 2002. He was appointed to Banco Galicia’s board of directors in 1975. In 1979, he was elected as the vice chairman and from 1989 to 2002 he served as the chairman of Banco Galicia’s board of directors and its chief executive officer. Additionally, he was the Director of the Institute of International Finance and President of Casa Escasany (Jewelry and Watches). He served as Vice President of the Argentine Banking Association from 1989 to 1993 and as President from 1993 to 1999. In 2005, he joined Grupo Financiero Galicia as a regular Director. Currently, Mr. Escasany is the Chairman of Grupo Financiero Galicia, a position he has held since 2010. He is also a member of the Board of Directors and Chairman of the Foundation Banco de Galicia y Buenos Aires. Mr. Escasany is Mr. Silvestre Vila Moret´s uncle.
Pablo Gutierrez: Mr. Gutiérrez obtained a degree on Business Administration from Universidad de Buenos Aires. He has held various roles for Banco Galicia since 1985; he was Manager of Private Banking, Manager of Investment Department, Manager of Risk Management, he was also Finance Manager and finally, he was promoted to manage the whole Financial Area. In 2005, he was appointed to the Board of Directors of Banco Galicia as a regular Director and in 2012 he was elected Vice-Chairman of Grupo Financiero Galicia Banco Galicia. He was an alternate director of Grupo Financiero Galicia from April 2003 to April 2010 when he was appointed as regular Director. In April 2012, he was appointed as vice chairman of Grupo Financiero Galicia. He is also a regular Director of Tarjetas Regionales, Tarjeta Naranja, Marin S.A. and Lifetime Member of Fundación Banco Galicia y Buenos Aires. Mr. Pablo Gutierrez is Mr. Sebastian Gutierrez´s sibling.
Federico Braun: Mr. Braun obtained a degree in industrial engineering at University of Buenos Aires. He was associated with Banco Galicia from 1984 to 2002. Mr. Braun is chairman of Estancia Anita S.A., Tarjeta del Mar and S.A.

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

Silvestre Vila Moret: Mr. Vila Moret joined Banco Galicia in 1997, where he served until May 2002. Since June 2002, he has been serving as regular Director of Grupo Financiero Galicia. Also, he is a regular Director of, Tarjeta Naranja S.A.U., El Benteveo S.A. and Santa Ofelia S.A. He is chairman of EBA Holding S.A. and vice-chairman of Marin S.A. Mr. Vila Moret is Mr. Eduardo J. Escasany's nephew.
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
Tomás Braun: Mr. Tomas Braun obtained a degree in Economics, a Master in finance at Universidad Torcuato Di Tella and a MS in Business at Stanford Graduate School of Business in the U.S. He joined Banco Galicia where he developed leaderships roles in sales, marketing, and business development. Lately, Tomas Braun has led product development as Director of Product at LendingFront, a NYC based Fintech startup. He is a regular Director of Grupo Financiero Galicia, position he has held since April 2021. He is also General Partner at Kalei Ventures, a venture capital firm that invests in early-stage startups in Latin America. He is also, regular Director of Tarjeta Naranja S.A.U. and Inviu S.A. Mr Tomás Braun is Federico Braun´s son.
Mr. Alejandro Asrin: Mr. Alejandro Asrin obtained a degree in law at the National University of Córdoba. He also graduated from the Intensive Program in Business Management at I.A.E. He has been associated with Tarjeta Naranja S.A.U. since the beginning of its activities and served as Vice President of the Company from 1999 to 2002. He is a regular Director of Grupo Financiero Galicia, a position he has held since April 2002. He is also Chairman of Tarjeta Naranja S.A.U. and Cobranzas Regionales S.A. and Vice Chairman of Naranja Digital Compañía Financiera S.A.U.
Claudia Raquel Estecho: Mrs. Claudia Estecho obtained a degree in accounting at the Universidad de Buenos Aires. She has also completed specialized training programs in the areas of Human Resources, Risk and Executive Management at the Universidad Austral. She held different positions at Banco Galicia since 1976 to 2016 in the areas of Finance, Planning and Risk Management. She is regular Director of Grupo Financiero Galicia, position she has held since April 2019.
Miguel C. Maxwell: Mr. Maxwell obtained a degree in national public accounting at the Universidad de Buenos Aires and completed the High Management Program of IAE Business School (Harvard Business School – University of Navarra). He developed his professional career at Deloitte & Co. S.A., where, after being promoted to Audit Partner and leading the Audit business in Argentina, he reached the position of CEO of Argentina, LATCO (15 countries) and became a member of the Board of Deloitte Touche Tohmatsu. He is regular Director of Grupo Financiero Galicia S.A., a position he has held since 2020. He is Chairman of the Advisory Board of Llorente & Cuenca (LLYC) and syndic of LIAG Argentina S.A. and Importadora y Exportadora del Norte S.A. (Don Mario Group). He is also member of the Boards of Directors of the Asociación Argentina de Cultura Inglesa and Club Champagnat and Accounts Reviewer of the Harvard Club of Argentina.

Sergio Grinenco: Mr. Grinenco obtained a degree in economics from the Universidad Católica Argentina and a master’s in business administration from Babson College in Wellesley, Massachusetts. He has been associated with Banco Galicia since 1977. He has served as an alternate Director of Grupo Financiero Galicia since September 2001 and as vice chairman from April 2003 to 2011. Additionally, he was a member of the Audit Committee of Banco Galicia from 2009 to 2012. He is also Chairman of Banco Galicia, 1st Vice president of the Argentine Bank Association (ADEBA), alternate Director of Tarjetas Regionales S.A. Tarjeta Naranja S.A.U. and Distrocuyo S.A. and alternate Member of the Foundation of Banco Galicia y Buenos Aires.
Ana María Bertolino: Mrs. Bertolino obtained a degree in law from Universidad de Buenos Aires. She joined Banco Galicia in 1972 and held positions in Credit and Corporate Banking, until 2009. She was appointed as an alternate director of Grupo Financiero Galicia in April 2019.

Pedro Alberto Richards: Mr. Richards obtained a degree in economics from the Universidad Católica Argentina. He holds a Master of Science in Management from the Sloan School of Management at the Massachusetts Institute of Technology. He joined Banco Galicia in 1990. He was a member of the board of directors of Galicia Capital Markets S.A. between 1992 and 1994 and Vice president of Net Investment between 2001 and 2007. Additionally, he was Director of the National Development Bank (BANADE). In 2000, he was appointed as General Manager of Grupo Financiero Galicia, a position he held until 2020. He was an Alternate Director of Grupo Financiero Galicia from 2003 to 2005, when he was appointed as regular Director, holding such position until 2010. Subsequently, he was elected as regular Director of Grupo Financiero Galicia from 2017 to 2021. He is currently an alternate Director of Grupo Financiero Galicia, a position he has held since April 2021. He is also alternate Director of Sudamericana Holding S.A., Galicia Seguros S.A.U., Galicia Retiro Compañia de Seguros S.A.U., Galicia Broker Asesores de Seguros S.A. and Distrocuyo S.A.
Daniel Antonio Llambias: Mr. Llambías obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1964. He was elected as alternate Director of Banco Galicia in September 1997 and served as regular Director from September 2001 until August 2009, when he was appointed Chief Executive Officer. In 2020, he was elected regular Director of Grupo Financiero Galicia, a position he held until 2021. Also, he served as the chairman of ADEBA from April 2016 to April 2017. He is currently an alternate Director of Grupo Financiero Galicia, a position he has held since April 2021. He is also an alternate Trustee of Fundación Banco de Galicia y Buenos Aires.
Alejandro María Rojas Lagarde: Mr. Rojas obtained a degree in law from the Universidad de Buenos Aires. He has held a variety of positions at Banco Galicia since 1963. From 1965 to January 2000, he served as the general counsel of Banco Galicia. He has served as an alternate director of Grupo Financiero Galicia since 2000. He is also a manager of Rojas Lagarde S.R.L., alternate Director of Santiago Salud S.A. and a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires.
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

Board Diversity Matrix (As of December 2022)
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
Accordingly, the Board of Directors established an Audit Committee with three members. For fiscal year 2022, Messrs. Claudia Estecho, Sebastián Gutiérrez and Miguel Maxwell were the members of the Audit Committee, with Claudia Estecho and Miguel Maxwell considered independent pursuant to the CNV and Nasdaq requirements. All members of the Audit Committee are financially literate and have extensive experience in management. Mr. Miguel Maxwell was the financial expert serving on our Audit Committee during fiscal year 2022.
According to the CNV rules, the Audit Committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposals for the appointment of the independent auditors and the compensation for the Directors, (ii) issuing a report detailing the activities performed according to the CNV requirements, (iii) issuing the Audit Committee’s annual plan and implementing it each fiscal year, (iv) evaluating the external auditors’ independence, work plans and performance, (v) evaluating the plans and performance of the internal auditors, (vi) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (vii) following-up on the use of information policies on risk management at Grupo Financiero Galicia’s main subsidiaries, (viii) evaluating the reliability of the financial information to be filed with the CNV and the SEC, (ix) verifying compliance with the applicable conduct rules, and (x) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders. The Audit Committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2022, the Audit Committee held eleven meetings.
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

Our Ethics, Conduct and Integrity Committee
The Ethics, Conduct and Integrity Committee was created as part of the Company’s Ethics and Integrity Program, in order to promote respect for norms and regulations, the principles of good conduct and our Code of Ethics. The objective of this Committee, (apart from complying with the duties required to be performed by applicable Argentine laws), is to monitor and review reports of conducts contrary to our Code of Ethics, and to decide whether the conduct under review violated our Code of Ethics; evaluate the evolution and effectiveness of our Ethics and Integrity Program; and plan, coordinate and supervise compliance with the relevant policies approved by this Committee. This committee is formed by two independent Directors, the Administrative and Financial Manager, the person responsible for the Integrity program of the Company, and is chaired by Mr. Miguel Maxwell. The members are the two independent directors, Messrs. Claudia Estecho and Miguel Maxwell, and José Luis Ronsini and Adrián Enrique Pedemonte.
Our Nomination and Compensation Committee
The Nomination and Compensation Committee was created to facilitate the analysis and monitoring of several issues based on good corporate governance practices. Said Committee is composed of 5 regular Directors, two of them independent, and is chaired by of one independent Director. Even though under Argentine law the appointment of new members to the Board of Directors remains within the exclusive power of the shareholders, this Committee assists the Board of Directors in the preparation and design of a succession plan for its members, in particular for the Chairman of the Board and the Chairman of the Audit Committee. This committee reviews the background, training and professional experience of potential candidates to serve the Board and determines their level of compensation in accordance with market standards. The members of the committee are the two independent directors, Messrs. Claudia Estecho and Miguel Maxwell and Eduardo J. Escasany, Pablo Gutierrez and Federico Braun.
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

The following table shows the members of our Supervisory Committee. Each of our syndics was appointed at the ordinary shareholders’ meeting held on April 26, 2022. Terms expire when the annual shareholders’ meeting takes place or as set forth below.

Name	Position	Principal Occupation	Current Term Ends
Antonio R. Garcés	Syndic	Accountant	April 2023
José Luis Gentile	Syndic	Accountant	April 2023
Omar Severini	Syndic	Accountant	April 2023
Miguel N. Armando	Alternate Syndic	Lawyer	April 2023
Fernando Noetinger	Alternate Syndic	Lawyer	April 2023
María Matilde Hoenig	Alternate Syndic	Lawyer	April 2023

The following is a summary of the biographies of the members of our Supervisory Committee:

Antonio Roberto Garcés: Mr. Garcés obtained a degree in accounting from the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1959 and with Grupo Financiero Galicia since 2002. In April 1985, he was appointed as an alternate director of Banco Galicia. Subsequently, he was appointed as the vice chairman of Banco Galicia in September 2001, as the chairman of the board of directors of Banco Galicia from March 2002 until August 2002 and then as the vice chairman from August 2002 until April 2003, when he was elected to serve as chairman of Banco Galicia’s board of directors until 2011. From 2003 to 2010 he was the chairman of Grupo Financiero Galicia. Since April 2019, he has been serving as a regular syndic of Banco Galicia and Grupo Financiero Galicia. Additionally, he is a regular syndic of Banco Galicia, Tarjetas Regionales S.A., Tarjeta Naranja S.A.U., Naranja Digital Compañia Financiera S.A.U., Sudamericana Holding S.A., Galicia Seguros S.A.U. and Inviu S.A.U., among others subsidiaries of Banco Galicia and Grupo Financiero Galicia. He is also a regular syndic of Electrigal S.A. and an alternate syndic of EBA Holding S.A.

José Luis Gentile: : Mr. Gentile obtained a degree in accounting from the Universidad de Buenos Aires. He provided services to Grupo Financiero Galicia from 1999 to March 2017. He served as Chief Financial Officer from 2003 to 2017. He is a regular syndic of Grupo Financiero Galicia, a position held since 2017. He is also regular syndic of EBA Holding S.A., Banco Galicia, Tarjetas Regionales S.A., Tarjeta Naranja S.A.U., Naranja Digital Compania Financiera S.A.U., Sudamericana Holding S.A., Galicia Seguros S.A.U. and Inviu S.A.U., among others subsidiaries of Banco Galicia and Grupo Financiero Galicia. He is also an alternate syndic of Electrigal S.A. and Distrocuyo S.A.
Omar Severini: Mr. Severini obtained a degree in accounting from the Universidad de Belgrano, a degree in finance with a concentration in capital markets from UCEMA. He has been associated with Banco Galicia since 1978, where he served in several positions. He served as Internal Auditor Manager to Banco Galicia between 2009 and 2017. He is regular syndic of Banco Galicia and Grupo Financiero Galicia, positions he held since 2017. He is also a regular syndic of Banco Galicia, Tarjetas Regionales S.A., Tarjeta Naranja S.A.U., Naranja Digital Compañia Financiera S.A.U., Sudamericana Holding S.A., Galicia Seguros S.A.U. and Inviu S.A.U., among other subsidiaries of Banco Galicia and Grupo Financiero Galicia. He is also a regular syndic of EBA Holding S.A., Electrigal S.A., Marin S.A. and Distrocuyo S.A.

Miguel Norberto Armando: : Mr. Armando obtained a law degree from the Universidad de Buenos Aires. He was first elected as an alternate syndic of Banco Galicia from 1986 until 2017. He also acted as an alternate syndic of Grupo Financiero Galicia between 1999 and January 2009 at which point, he became a regular syndic until April 2009 and was reelected as an alternate syndic of Grupo Financiero Galicia until April 2023. Mr. Armando is also a regular syndic of EBA Holding S.A. and Electrigal S.A. and an alternate syndic of Marin S.A., Tarjetas Regionales S.A., Tarjeta Naranja S.A.U., Naranja Digital Compania Financiera S.A.U., Sudamericana Holding S.A., Galicia Seguros S.A.U. and Inviu S.A.U., among others subsidiaries of Banco Galicia and Grupo Financiero Galicia.

Fernando Noetinger: Mr. Noetinger obtained a law degree from the Universidad de Buenos Aires. He served as alternate syndic of Grupo Financiero Galicia from September 1999 to June 2002. Since April 2006 he has been serving as alternate syndic of Grupo Galicia. Mr. Noetinger is also Chairman of Arnoar and alternate syndic of EBA Holding S.A., Electrigal S.A., Banco Galicia, Tarjetas Regionales S.A., Tarjeta Naranja S.A.U., Naranja Digital Compania Financiera S.A.U., Sudamericana Holding S.A., Galicia Seguros S.A.U. and Inviu S.A.U., among others subsidiaries of Banco Galicia and Grupo Financiero Galicia.

Maria Matilde Hoening: Miss. Hoening obtained a law degree from the Universidad de Buenos Aires. She has been associated with Banco Galicia since 1971 and served in different positions until 2009. She was appointed as an alternate syndic of Banco Galicia, Grupo Financiero Galicia, Tarjetas Regionales S.A., Tarjeta Naranja S.A.U., Naranja Digital Compania Financiera S.A.U., Galicia Seguros S.A.U. and Inviu S.A.U., among others subsidiaries of Banco Galicia and Grupo Financiero Galicia. She is also a regular syndic of Sudamericana Holding S.A. and Galicia Warrants S.A.
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
The Chief Financial Officer & Compliance Officer is responsible for the designing of the financial and budgeting planning to be considered by the Executive Committee, including: proposing the framework of financial policies and applicable regulatory compliance with respect to controlled and investee companies, proposing the strategy and development of new businesses for GFG; monitoring the budget of controlled and investee companies, designing and proposing to the Executive Committee the policies in relation to tax, accounting and legal advisory services of GFG and its subsidiaries and investees; supervising the regulatory compliance framework applicable to GFG and its subsidiaries and affiliates and coordinating the operation of GFG’s administrative structure.
The Chief Risk Officer is responsible for advising on the design of GFG’s Risk Management strategy and proposing the Executive Committee the Risk policies for the subsidiaries, supervising risk management considering BCRA regulations and monitoring compliance of policies, rating process and fraud prevention.
The Investor Relations Officer is responsible for coordinating the institutional and investor relations activities at GFG.
Our Chief Executive Officer is Mr. Fabian Kon. Mr. Kon obtained a degree in national public accounting from the Universidad de Buenos Aires. He has worked at Pistrelli, Diaz y Asociados, Accenture, Exolgan Container Terminal and Tradecom, in managerial positions. From 2006 to February 2014, he served as Galicia Seguros’ Chief Executive Officer and was appointed as Banco Galicia’s retail banking manager in March 2014. On October 7, 2015, Mr. Fabián Enrique Kon was appointed as the Chief Executive Officer of Banco Galicia. Mr. Kon is also the chairman of Sudamericana Holding S.A., vice chairman of Tarjetas Regionales S.A. and director of Tarjeta Naranja S.A.U.. He was appointed as the Chief Executive Officer of Grupo Financiero Galicia in July 2020.
Our Chief Financial Officer & Compliance Officer is Mr. Diego Rivas. Mr. Rivas obtained a degree in business administration from the Universidad Argentina de la Empresa. He also completed a postgraduate degree in finance at the CEMA and management development programs at IMD in Lausanne, Switzerland, as well as a postgraduate degree in Risk Management at the Wharton School at University of Pennsylvania. Mr. Rivas has been associated with Banco Galicia since 1987. In May 2016, he was appointed Risk Manager of Banco Galicia. Mr. Rivas is also an alternate director of Tarjeta Naranja S.A.U. He was appointed as the Chief Risk Officer of Grupo Financiero Galicia from July 2020 to May 2021. In May 2021, he was appointed Chief Financial Officer & Compliance Officer. In March 2021, he was appointed the Bank’s Planning Manager.
Our Chief Risk Officer is Mr. Bruno Folino. Mr. Folino obtained an accounting degree from the Universidad de Buenos Aires. He completed a post-graduate degree in Tax & Legal at the Universidad Austral and a Master in Science of Management from GSB Stanford University. He started his career as an auditor at Price Waterhouse & Co. before moving to the Tax & Legal Department. He has been associated with Banco Galicia since 1997 as Tax Manager and Planning Manager. He was appointed as the Chief Financial Officer & Compliance Officer of Grupo Financiero Galicia from July 2020 to May 2021. In May 2021, he was appointed Chief Risk Officer. On March 2021, he was appointed the Bank’s Risk Manager.
Our Investor Relations Officer is Mr. Pablo Firvida. Mr. Firvida obtained a degree in Industrial Engineering at the Universidad de Buenos Aires (UBA) and a Master in Finance at the Universidad del CEMA. He also attended a course of

“Management Development Program” at the IAE Business School. From 1990 to 1992 he worked as an economic analyst at the Compañía General de Combustibles. Later, from 1992 to 1996, he was an associate in “Investment Banking” at the Banco General de Negocios. Afterwards, from 1996 to 2003, he worked at Banco Galicia Capital Markets. From 2003 to 2008 he served as the Institutional Investor Relations Manager at Grupo Financiero Galicia. In 2008 he returned to Banco Galicia, as Manager of Investor Relations, and later, in 2014, as Manager of Institutional and Investor Relations. In July 2020 he was appointed as Investor Relations Officer of Grupo Financiero Galicia.
Board of Directors of Banco Galicia
At the ordinary shareholders’ meeting held on March 29, 2023, the size of Banco Galicia’s board of directors was set at seven members and three alternate directors. The following table sets forth the members of Banco Galicia’s board of directors as of December 31, 2022, all of whom are residents of Buenos Aires, Argentina, the position currently held by each of them, their dates of birth, their principal occupations, the dates of their appointment and the year in which their current terms will expire. The business address of the members of the Banco Galicia’s board of directors is Tte. General J. D. Perón 430, 24th floor (C1038AAI) Buenos Aires, Argentina.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Sergio Grinenco	Chairman of the Board	May 26, 1948	Banker	April 2012	April 2026
Raúl Héctor Seoane	Vicechairman	July 18, 1953	Economist	April 2012	April 2026
Guillermo J. Pando	Secretary Director	October 23, 1948	Banker	April 2003	April 2026
María Elena Casasnovas (1)	Director	May 10, 1951	Lawyer	April 2016	April 2025
Juan Carlos L’Afflitto	Director	September 15, 1958	Accountant	April 2016	April 2025
Gastón Bourdieu	Director	August 31, 1956	Agricultural Administration	April 2018	April 2024
Miguel Angel Peña	Director	January 22, 1962	Systems	April 2021	April 2024
Ignacio A. González (2)	Alternate Director	April 23, 1944	Accountant	April 2018	April 2026
Verónica Lagos Mármol	Alternate Director	November 14, 1972	Economist	April 2020	April 2026
Augusto R. Zapiola Macnab	Alternate Director	June 27, 1947	Economist	April 2013	April 2025
____________________
(1)In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Mrs. Casasnovas is an independent director. Mrs. Casasnovas is also an independent director in accordance with the Nasdaq rules.
(2)In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Gonzalez and Lagos Mármol are independent alternate directors. We would replace the independent director in case of vacancy. Messrs. González and Lagos Mármol are also independent directors in accordance with the Nasdaq rules.
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
Miguel Ángel Peña: Mr. Peña has a degree in Systems from the National Technological University, in the Autonomous City of Buenos Aires. From January 1999 to February 2005, he served as Systems Manager of Banco Galicia; from February 2005 to March 2014 he was Manager of the Corporate Services Area at Banco Galicia and from April 1, 2014, to April 2021 he served as General Manager of Tarjeta Regionales S.A. He is President of Naranja Digital Compañía Financiera S.A.U. and Tarjeta Regionales S.A. and Director of Tarjeta Naranja S.A.U., Inviu and Cobranzas Regionales S.A. and was appointed as Director of the Bank on April 27, 2021. Mr. Peña’s date of birth is January 22, 1962 .
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
Enrique García Pinto: Mr. García Pinto has been associated with Banco Galicia since 1970. Before that, he served at Nobleza Piccardo SAYCYF and Saturno Agropecuaria SCA. Mr. García Pinto was appointed as an alternate director of Banco Galicia at the shareholders’ meeting held on April 28, 2009. He also serves as a director of Distrocuyo S.A.
Augusto Rodolfo Zapiola Macnab: Mr. Zapiola Macnab obtained a degree in economics from the Pontificia Universidad Católica Argentina. He was associated with Banco Galicia from June 1978 until September 2002. He was elected as an alternate director of Banco Galicia in April 2013. He was elected as an alternate director on the Board of Directors of Grupo Galicia in April 2015.
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
Members of the Bank’s Board of Directors serve in the following committees:
Human Resources and Governance Committee: this committee is subdivided into the Nominating Committee and the Compensation Committee. The Nomination Sub-Committee is responsible for nominating successors for the roles of the General Manager and Area Managers and analyzing and setting the compensation to be paid to the General Manager and Area Managers. On the other hand, the Compensation Committee is responsible for submitting, analyzing and suggesting the level of compensation to be paid to the Board of Directors, the General Manager and Area Managers, and for monitoring the performance of Department Managers and Area Managers.
Risk and Capital Allocation Committee: this committee is responsible for approving and analyzing capital allocation, setting up risk policies and monitoring risks for the Bank.
High Credits Committee: this committee is responsible for approving and subscribing the qualifications and awards of operations of customers and high-risk groups. It meets at least once a week.

Low Credits Committee: this committee is responsible for approving and subscribing the qualifications and awards related to operations of customers and high-risk groups. It meets at least biweekly.
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
Audit Committee: the Committee is responsible for assisting the Board of Directors in controlling the Bank and its controlled and investee companies, in order to reasonably ensure the following objectives: effectiveness and efficiency of operations; reliability of accounting information; compliance with applicable laws and regulations; and compliance with the objectives and strategy set by the Board of Directors.
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
Financial Services User Protection Committee: this committee is responsible for monitoring the activities carried out by managerial levels and authorities involved in the internal process of user protection, in order to properly comply with legal and regulatory standards. Additionally, and in line with the above, this committee participates in the process of defining and approving new products and services and in the modification of existing ones, ensuring that the rights of users of financial services have been adequately considered in light of the provisions resulting from applicable substantive regulations.
Information Assets Protection Committee: this committee is responsible for generating/having an agile and professional environment for the definition of and decision-making regarding strategies/policies related to the information security of the Bank.
Banco Galicia’s Supervisory Committee
Banco Galicia’s bylaws provide for a Supervisory Committee consisting of three syndics and three alternate syndics. According to the General Companies Act and the BCRA regulations, the responsibility of the Syndics of the Supervisory Committee, both regular and alternate, is to ensure that all of the Bank’s actions are in accordance with applicable Argentine law. The Syndic and Alternate Syndic do not participate in the business administration of the Bank, and do not have and cannot have managerial functions. They are responsible, among other things, for preparing a report to the shareholders regarding the Bank’s financial statements of each fiscal year. The Syndic and Alternate Syndic are appointed by the shareholders at their Annual Ordinary Meeting, for one-year periods, and may be reelected. The Alternate Syndics act as Regular Syndics in case of temporary or permanent absence of the Syndics.

The table below shows the composition of Banco Galicia’s Supervisory Committee as they were re-elected by the annual shareholders’ meeting held on March 29, 2023.

Name	Position	Principal Occupation	Current Term Ends
Omar Severini	Syndic	Accountant	December 2023
Jose Luis Gentile	Syndic	Accountant	December 2023
Antonio R. Garces (*)	Syndic	Accountant	December 2023
Fernando Noetinger	Alternate Syndic	Lawyer	December 2023
Miguel N. Armando (*)	Alternate Syndic	Lawyer	December 2023
Horacio Tedín	Alternate Syndic	Lawyer	December 2023
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
Fabián Enrique Kon: please see “— Management of Grupo Financiero Galicia”
As of the date of this annual report, the following divisions and department managers report to Banco Galicia’s Chief Executive Officer:

Division	Manager
Wholesale Banking	Marcelo Iraola
Retail Banking	German Alejandro Ghisoni
Financial Banking	Pablo María León
Risk	Bruno Folino
Product and Technology	María Marcela Fernie
People	Vacant since April 1, 2023
Planning	Diego Rivas
Wholesale Banking Area Management: it is responsible for obtaining a broad segment vision and, in turn, a greater alignment with the current situation and future business perspectives. Its main responsibilities are to design, plan and implement the vision, strategies, policies and objectives of the Wholesale Banking business and for each of the customers segments, as well as to define and control business objectives, with the purpose of ensuring that they are adjusted competitively to the demands of the industry and to the strategic objectives of the Bank, while also working to meet the volume, profitability, quality and customer satisfaction goals, all within the framework of the established risk levels. The following departments report to this division: (i) Agribusinesses and Companies (ii) Corporate Banking (iii) Investment Banking and Capital Markets, (iv) Transactional Services (v) Wholesale Tribe and (vi) Vertical Agro.
Retail Banking Area Management: it is responsible for facilitating the decision-making process, improving the commercial effectiveness of the Retail Banking sector and improving the customer focus. Its main responsibilities are to design, plan and implement the vision, strategies, policies and objectives of the Retail Banking business and for each of the customers segments and distribution channels, as well as to define and control business objectives, with the purpose of ensuring that they are in tune with the competitive demands of the industry and the strategic objectives of the Bank, while also working to meet volume, profitability, quality and customer satisfaction goals, all within the framework of the established risk levels. The following departments report to this division: (i) Retail Tribe, (ii) Contactability Tribe, (iii) Branches, (iv) Loyalty Tribe, (v) Private Banking (vi) Brand experience and (vii) Retail Planning.
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
Risks Area Management: it is responsible for maintaining an effective risk management system in compliance with the best practices developed globally and optimizing the credit process in order to provide a better service to customers. It is responsible for actively and comprehensively monitoring and managing the different risks of the Bank and its subsidiaries. It is responsible for ensuring compliance with the policies, qualification and fraud prevention processes, thus guaranteeing the quality of the retail portfolio; designing and auditing mass decision tools; making decisions on the use/development of credit scoring models; conducting alignment actions to retail commercial strategies; and accompanying the business area of the retail segment, making recommendations regarding business opportunities, all according to the strategic vision and policies, both external and internal, acting as the Bank’s first line of defense for the retail banking segment. The following departments report to this division: (i) Retail Credits, (ii) Wholesale Credits, (iii) Credit Recovery, (iv) Financial Risk and Capital Management, (v) Data & Analytics Tribe and (vi) Cibersecurity.
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
The following are the biographies of Banco Galicia’s senior executive officers mentioned above:
Marcelo Iraola: Mr. Iraola obtained a degree in law from the Universidad de Buenos Aires. He completed the Program for Executive Development at Instituto Argentino de Empresas and a business management program at the Universidad de San Andres. He has been associated with Banco Galicia since 1988. He is also the chairman of Galicia Warrants and Agri Tech Investments S.A.U.
Germán Alejandro Ghisoni: Mr. Ghisoni obtained a degree in business management from the Universidad Católica Argentina. He completed the Program for Executive Development at Instituto Argentino de Empresas, the Strategic Management in Banking Program at INSEAD and the Customer Centric Organitatios at Kellogg School of Management. He has been associated with Banco Galicia since 1995. He is also a director of Sudamericana Holding S.A. and an alternate director of Tarjetas Regionales S.A. and Tarjeta Naranja S.A.U.
Pablo Maria Leon: Mr. Leon obtained a degree in finance from the Universidad de Palermo and two executive development programs at Instituto Argentino de Empresas and IMD in Lausanne, Switzerland. He has been associated with Banco Galicia since 1987. He is also the chairman of Galicia Securities S.A.U. and Inviu S.A.U. and vicepresident of MAE. Mr. Leon is also manager of IGAM LLC.
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
B. Compensation
Compensation of Our Directors
Compensation for the members of the Board of Directors is considered by the shareholders at the shareholders’ meeting once the fiscal year has ended. Directors are paid an annual fee based on the functions they carry out and they may receive partial advance payments during the year. At the ordinary shareholders’ meeting held on April 26, 2022 the compensation for the Board of Directors was set at Ps.250,000,000 (nominal value) for the year ended December 31, 2021. For fiscal year 2022, a proposal was made to the next shareholders meeting to be held on April 25, 2023 to set compensations for the Board of Directors for the amount of Ps.498.477.643 (nominal value).
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
For fiscal year 2021, at the ordinary shareholders’ meeting held on March 16, 2022, the compensation for the directors of Banco Galicia was set for a total amount of Ps.56,250,063.82 (nominal value). For the fiscal year 2022, at the ordinary shareholders meeting held on March 29, 2023, the compensation for the directors of Banco Galicia was set for a total of Ps.88,739,974.08 (nominal value).
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
(i)Rule 5250 (d) – Distribution of Annual and Interim Reports. In lieu of the requirements of Rule 5250 (d), we follow Argentine law, which requires that companies make public a Spanish language annual report, including annual audited consolidated financial statements, by filing such annual report with the CNV and the BASE, within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the CNV and the BASE within 42 calendar days of the end of each fiscal quarter. The BASE publishes the annual reports and interim reports in the BASE bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of our annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the SEC. We also post the English language translation of our annual reports and quarterly press releases on our website. Furthermore, under the terms of the Second Amended and Restated Deposit Agreement, dated as of June 22, 2000, among us, The Bank of New York Mellon, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York Mellon with, among other things, English language translations of our annual reports and each of our quarterly press releases. Annual reports and quarterly press releases are available for inspection by ADRs holders at the offices of The Bank of New York Mellon located at 240 Greenwich Street, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to the shareholders, at the company’s executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report), as well as proposals of the company’s board of directors.
(ii)Rule 5605 (b) (2) – Executive Sessions of Independent Directors. In lieu of the requirements of Rule 5605 (b) (2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our Board of Directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics), which is responsible for monitoring the legality of the company’s actions under Argentine law and the conformity thereof with its bylaws.
(iii)Rule 5605 (d) – Compensation of Officers. In lieu of the requirements of Rule 5605 (d), we follow Argentine law, which does not require companies to form a compensation committee comprised solely of independent directors. It also is not required under Argentine law that the compensation of the Chief Executive Officer and all other executive officers be determined by either a majority of the independent directors or a compensation committee comprised solely of independent directors. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the Chief Executive Officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for directors or managers of the company. Finally, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2). For further information, please see “Compensation” – “Compensation of Banco Galicia’s Officers” above.
(iv)Rule 5605 (e) (1) – Nomination of Directors. In lieu of the requirements of Rule 5605 (e) (1), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation. However, the Company, based on the best practices in corporate governance has created a Nomination and Compensation Committee, chaired by an independent Director, and composed by 5 members of the Board of Directors. Said Committee aims to assist the Board of Directors to prepare a proposal to nominate candidates to fill its positions, to prepare and design a succession plan and to determine its compensation levels. In addition, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2). For further information, please see “Our Board of Directors” above.
(v)Rule 5605 (c) (1) – Audit Committee Charter. In lieu of the requirements of Rule 5605 (c) (1), we follow Argentine law, which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter, nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare an annual report describing its activities and propose a plan or course of action with respect to those matters, which are the responsibility of the company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter.
(vi)Rule 5605 (c) (2) – Audit Committee Composition. Argentine law does not require, and it is equally not customary business practice in Argentina, that companies have an audit committee comprised solely of independent directors. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. The Audit Committee is comprised of three Directors, two of them independent pursuant to the definition of independence in Rule 10 A-3 (b) (1) and the Argentine law, one of which the Board of Directors determined to be a financial expert. In addition, we have a supervisory committee (“comisión fiscalizadora”) composed of three syndics, who are responsible for monitoring the legality, under Argentine law, of the actions of our Board of Directors and the conformity of such actions with our bylaws. For further information about the Audit Committee, please see “Our Audit Committee” above.
(vii)Rule 5620 (c) – Quorum. In lieu of the requirements of Rule 5620 (c), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stock entitled to vote. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, constitute a quorum and resolutions may be adopted by an absolute majority of the votes present. Argentine law and our bylaws require, in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called which may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, a change in our domicile to outside of Argentina, total or partial recapitalization of our statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote).
(viii)Rule 5620 (b) – Solicitation of Proxies. In lieu of the requirements of Rule 5620 (b), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely circulated newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores S.A. up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the surveillance committee (“consejo de vigilancia”), manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADRs holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.
(ix)Rule 5630 (a) – Conflicts of Interest. In lieu of the requirements of Rule 5630 (a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds 1% of the corporation’s net worth, measured pursuant to the last audited balance sheet. Directors can contract with the corporation only on terms consistent with prevailing market terms. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholders’ vote, such shareholder may be liable to the company for damages and the resolution may be declared void. For further information, please see Item 7. “Major Shareholders and Related Party Transactions” – “B.Related Party Transactions”.
Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.
D. Employees
The following table shows the composition of our employees:

	As of December 31,
	2022	2021	2020
Grupo Financiero Galicia	1	1	2
Banco Galicia	5,457	5,319	5,764
Branches	3,427	3,372	3,711
Head Office	2,030	1,947	2,053
Naranja X	2,800	2,905	3,104
Galicia Asset Management	30	24	27
Assurance Companies	353	336	377
Other Subsidiaries	123	130	61
Total	8,764	8,715	9,335
Within the current legal framework, membership in an employee union is voluntary and there is only one union of bank employees with national representation. As of December 31, 2022, approximately 41% of Banco Galicia’s employees were affiliated with the national bank employee union. As of December 31, 2022, approximately 82% of Naranja X’s work force was party to the merchant union’s Collective Bargaining Agreement No.130/75 applicable to trade employees and 5% of which were members of a labor union.
Throughout 2022, the bank employees union and the national commerce employees union began negotiations on their respective collective bargaining agreements to set new minimum wages. As a result of such negotiations, the minimum wage for these positions was increased. In 2022, due to the significant increases in the inflation index, the increases in the banking agreement were made in the months of January, April, July, August, October and December. In 2022, the Argentine union representing employees in the banking sector declared general strikes. These strikes were not specific to any one bank but affected all banks in Argentina. Some of the Bank’s employees who are members of the union participated in the strike; however, the Bank was able to continue its operations during the time that not all employees are union members. Although Banco Galicia´s employees have participated in general strikes against the Argentine banking sector, Banco Galicia has not experienced a specific strike by its employees since 1973 and the Regional Card Companies have never experienced a specific employee strike. We believe that the relationship with our employees is stable and positive.
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
E. Share Ownership
For information on the share ownership of our directors and executive officers as of March 31, 2023, see Item 7. “Major Shareholders and Related Party Transactions—A. Major Shareholders”.
Item 7.    Major Shareholders and Related Party Transactions
A. Major Shareholders
As of March 31, 2023, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of March 31, 2023, we had 1,474,692,091 shares outstanding composed of 281,221,650 class A shares and 1,193,470,441 class B shares.
Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación Banco de Galicia y Buenos Aires. As of March 31, 2023, the controlling shareholders owned 100% of our class A shares through EBA Holding (representing 19.1% of our total outstanding shares) and 9.6% of our class B shares (or 7.8% of our total outstanding shares), therefore directly and indirectly owning 26.9% of our shares and 58.5% of total votes.

Based on information that is available to us, the table below sets forth, as of March 31, 2023, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.
Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
EBA Holding S.A.	281,221,650	100	54.1
Class B Shares

Name	Class B Shares	% of Class B Shares	% of Total Votes
The Bank of New York Mellon (1)	512,637,220	43.0	19.7
ANSES	266,939,279	22.4	10.3
EBA Holding Shareholders (2)	114,707,903	9.6	4.4
(1)Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York Mellon is 101 Barclay Street, New York 10286, and the country of organization is the United States.
(2)No member holds more than 2.0% of the capital stock. Such holding includes 6,300,000 shares in the form of ADSs.

Based on information that is available to us, the table below sets forth, as of March 31, 2023, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

Name	Shares	Class	% of Class Shares	% of Total Votes
The Bank of New York Mellon	512,637,220	B	34.8	19.7
EBA Holding S.A.	281,221,650	A	19.1	54.1
ANSES.	266,939,279	B	18.1	10.3
EBA Holding Shareholders.	114,707,903	B	7.8	4.4
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
As of March 31, 2023, we had 86 identified United States record shareholders (not considering The Bank of New York), of which 23 held our class B shares and 63 held our ADSs. Such United States holders, in the aggregate, held approximately 129,7 million of our class B shares, representing approximately 8.8 % of our total outstanding capital stock as of such date.
B. Related Party Transactions
Grupo Galicia and its non-banking subsidiaries are not a party to any transactions with, and have not made any loans to any (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by Grupo Galicia or its non-banking subsidiaries, (ii) associates (i.e., an unconsolidated enterprise in which Grupo Galicia or its non-banking subsidiaries has a significant influence or which has significant influence over Grupo Galicia or its non-banking subsidiaries), (iii) individuals owning, directly or indirectly, an interest in the voting power of Grupo Galicia or its non-banking subsidiaries that gives them significant influence over Grupo Galicia or its non-banking subsidiaries, as applicable, and close members of any such individual’s family (i.e., those family members that may be expected to influence, or be influenced by, that person in their dealings with Grupo Galicia or its non-banking subsidiaries, as applicable), (iv) key management personnel (i.e., persons that have authority and responsibility for planning, directing and controlling the activities of Grupo Galicia or its non-banking subsidiaries, including directors and senior management of companies and close members of such individual’s family) or (v) enterprises in which a substantial interest is owned, directly or indirectly, by any person described in (iii) or (iv) over which such a person is able to exercise significant influence nor are there any proposed transactions with such persons. For purposes of this paragraph, this includes enterprises owned by directors or major shareholders of Grupo Galicia or its non-banking subsidiaries that have a member of key management in common with Grupo Galicia or its non-banking subsidiaries, as applicable. In addition, “significant influence” means the power to participate in the financial and operating policy decisions of the enterprise but means less than control. Shareholders beneficially owning a 10% interest in the voting power of Grupo Galicia or its non-banking subsidiaries are presumed to have a significant influence on Grupo Galicia or its non-banking subsidiaries, as applicable.
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
The following table presents the aggregate amounts of total financial exposure of Grupo Galicia to related parties, the number of recipients, the average amounts and the maximum assistance as of the end of the two fiscal years ended December 31, 2021 and 2022, and as of February 28, 2023, the last date for which information is available.

	February 28,	December 31,
	2023(1)	2022	2021
	(in millions of Pesos, except as noted)
Total Financial Exposure	7,780	5,508	8,588
Number of Recipient Related Parties	273	279	280
Individuals	219	219	221
Companies	54	60	59
Average Amount of Financial Exposure	28	20	31
Maximum Assistance	2,243	844	3,239
____________________
(1)In February 28, 2023 currency.
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
In June 2011, Banco Galicia entered into an agreement with Galicia Seguros, a company indirectly controlled by Grupo Galicia, pursuant to which the Bank can offer insurance products on behalf of Galicia Seguros. In addition, they entered into an agreement for a one-year period pursuant to which Galicia Seguros insures the Bank for the balances of certain loans in the case of death of its clients. On July 31, 2014, Banco Galicia renewed both agreements with Galicia Seguros, for an additional year, with automatic deferral. Such agreements were considered to be “related party transactions” pursuant to Section 72 of the Capital Markets Law.
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
Legal Proceedings
We are a party to the following legal proceedings:
Banco Galicia

In response to certain pending legal proceedings, Banco Galicia has allocated reserves to cover (i) various types of claims filed by customers against it (e.g., claims for thefts from safe deposit boxes, collections of checks that had been fraudulently altered, discrepancies related to deposit, and payment services rendered to Banco Galicia’s customers, etc.) and (ii) estimated amounts payable under labor-related lawsuits filed against Banco Galicia by former employees.

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

As of December 31, 2022, a number of claims for repayment of income tax overpaid were filed for the 2014, 2015, 2016, 2017, 2018, 2019 and 2021 tax years for the total sum of Ps.11,384 million in nominal value. The claims are based on jurisprudence establishing the unconstitutionality of rules that disenable the application of the tax inflation adjustment, which results in confiscatory situations. In the face of the delay in resolving the tax code, claims were initiated. At the close of these financial statements, the Bank does not record contingent assets derived from the above-mentioned claims.

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
As of December 1, 2017, Naranja had filed a reimbursement claim before the AFIP regarding its income tax for the 2014-2016 fiscal years in an amount equal to Ps.580,164 in nominal value. The claim was made considering the lack of application of the inflation adjustment standards set forth in Section VI of the Income Tax Law, which led to a substantial difference in the taxable income exceeding the reasonable limits of taxation. The same claim was presented on behalf of Tarjetas Cuyanas as of May 17, 2018, for 2014-2016, amounting Ps.145,478. Along the same lines, on September 27, 2019, Naranja filed the claim pertaining to the 2017 fiscal year for the amount of Ps.326,498 in nominal value, on September 17, 2019, the one of 2018 was filed in an amount equal to Ps.973,843 in nominal value, on February 20, 2020, the one of 2015 was filed in an amount equal to Ps.149,763 in nominal value and on May 26, 2020 the one of 2019 was filed in an amount to Ps.1,364,949 in nominal value.
In the absence of a response from AFIP, on December 6, 2019, a judicial protection for default was filed with the National Tax Court for the periods 2014 and 2016 of Naranja. On the other hand, and with the period established in the applicable regulations having elapsed without obtaining AFIP’s response to the claim, on December 27, 2019, a repetition claim was filed before the Federal Justice for the 2014 and 2016 fiscal years of Tarjetas Cuyanas and fiscal year 2018 of Naranja. The same lawsuit was filed on December 30, 2019, for the 2017 fiscal year of Naranja. Both claims remain pending before the AFIP.
Given the lack of response from AFIP, an amparo due to default was filed with the National Tax Court for the periods 2014 and 2016 of Naranja, which was resolved in favor of Naranja and notified on February 26, 2020, ordering AFIP to issue the applicable reimbursement within 60 days of said notice. On May 21, 2021, AFIP rejected the claim. As a result, on June 18, 2021, Naranja filed a contentious lawsuit for repetition before the Federal Justice.
The situations described above constitute uncertain tax positions and were evaluated by the Company as a result of the provisions of IFRIC 23. In this regard, although Naranja. considers that it has sound and reasonable elements to support its position, it did not recognize income in relation to such claims due to the uncertainty related to their final resolution. As of the date of this report, the Company continues to evaluate the development of the above claims with the expectation of obtaining favorable results.
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
Dividends
Grupo Financiero Galicia
As a holding company, our principal source of cash from which to pay dividends on our shares is dividends or other intercompany transfers from our subsidiaries, primarily Banco Galicia. Due to dividend restrictions contained in Banco Galicia’s loan agreements in connection with Banco Galicia’s foreign debt restructuring - that were lifted when such debt was fully paid during fiscal year 2016 - and in some BCRA regulations, our ability to distribute cash dividends to our shareholders was materially and adversely affected since late 2001 until 2010, when Banco Galicia obtained the authorization to distribute its profits.
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

Until December 31, 2021, the ability to pay dividends of our subsidiary Banco Galicia and the Argentine financial system as a whole was restricted by the Argentina Central Bank within the framework of the COVID-19 pandemic. Moreover, in December 2021, the BCRA issued Communication “A” 7421, authorizing Financial Institutions, ad referendum of said Central Bank, to distribute for 2022 a maximum of up to 20% of the results obtained during fiscal year ended December 31, 2021, in 12 equal, consecutive, monthly installments.
Later, in December 15, 2022 by means of Communication “A” 7659, the BCRA restricted once again any distribution of earnings of financial institutions from January 1, 2023, to December 31, 2023. Nevertheless, by means of Communication “A” 7719 dated March 9, 2023, the BCRA established that as from April 1, 2023, and until December 31, 2023, financial institutions may distribute earnings: (i) for up to 40% of the amount that would have corresponded in accordance with the applicable regulations above-mentioned; and (ii) in six equal, monthly and consecutive installments.
Banco Galicia shareholders´ meeting held on March 16, 2022, approved the distribution of cash dividends for Ps.19,350.2 million, ad referendum of the BCRA, to be paid in 12 equal, consecutive, monthly installments.
On April 7, 2022, the BCRA authorized Banco Galicia to pay a cash dividend for the amount of Ps.18,016 million, to be paid in 12 equal, consecutive, monthly installments.
During 2020, Grupo Financiero Galicia paid cash dividends in the amount of Ps.1,700 million for fiscal year 2019, representing Ps.1.191507 per share, equivalent to Ps.5,565 million as of December 2022. During 2021, Grupo Financiero Galicia paid cash dividends for fiscal year 2020 in the amount of Ps.1,500 million, representing Ps.1.017161 per share, equivalent to Ps.3,752 million as of December 2022. For fiscal year 2021, Grupo Financiero Galicia paid cash dividends in the amount of Ps.19,000 million, divided in 3 installments: (i) a first installment in May, 2022 in the amount of Ps.11,000 million representing Ps. 7.4591842 per share, equivalent to Ps.18,461 million as of December 2022; (ii) a second installment in September 2022 in the amount of Ps. 4,000 million, representing Ps. 2.7124306 per share, equivalent to Ps.6,713 million as of December 2022, and (iii) a third installment in January 2023 in the amount of Ps.4,000 million, representing Ps.2.7124306 per share.

According to Grupo Financiero Galicia’s policy for the distribution of dividends and due to Grupo Financiero Galicia’s financial condition for the fiscal year ended December 31, 2022 and the fact that most of the profits for fiscal years 2020 and 2021 also corresponded to income from holdings (with just a fraction corresponding to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations Law) a proposal was made by the Board of Directors, to be treated at the next Shareholders’ Meeting to be held on April 25, 2023. The proposal is i) to distribute a cash dividend for an amount, that inflation adjusted, pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, results in Ps.10,000 million (which represents 678.1077%) being distributed regarding 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each and ii) taking into account that the Company´s intention to distribute an additional cash dividend to the one proposed in item i) depends on the certainty of receiving dividends from our subsidiaries and, considering the Company´s economic-financial condition, it is proposed to delegate to the Board of Directors the authority to disaffect Discretionary Reserves for an amount that, inflation adjusted, pursuant to Resolution 777/2018 of the Argentine Securities and Exchange Commission, results in Ps.75,000 million and, subject to liquidity conditions, the receipt of dividends from our subsidiaries and our financial condition, to determine the payment of a dividend in cash or kind (in the latter case, valued at market price), or in any combination of both, in one or more installments, for a total amount that, inflation adjusted, results in Ps.75,000 million.

For fiscal year 2020, and 2021, pursuant to what is set forth in the third paragraph of the article without number incorporated after article 25 of Act No. 23,966, replaced by article 4 of Act No. 26,452, when corresponding, Grupo Financiero Galicia withheld the amounts paid for said each fiscal year in its capacity as substitute taxpayer of the shareholders’ subject to the tax on personal assets. Similarly, for fiscal year 2022, Grupo Financiero Galicia will withhold, when corresponding, an amount for personal income tax on dividends to be distributed.
For more information on requirements for dividend distribution, see Item 4. “Information on the Company”-B. “Business Overview”— “Argentine Banking Regulation”— “Profit Distribution”.
Banco Galicia
On March 29, 2023, Banco Galicia held an ordinary shareholders’ meeting, at which shareholders approved the partial use of the “Optional Reserve” for the subsequent distribution of cash dividends up to Ps.74,994 million, payable in 6 equal, monthly and consecutive installments, subject to the prior authorization of the BCRA.

Naranja X
On April 12, 2023, an Ordinary Shareholders' Meeting of Tarjetas Regionales S.A. was held. At the aforementioned Meeting, among other items, it was resolved to set aside the amount of up to Ps.3,000 million to be used for the Distribution of Cash Dividends for up to said amount.
On April 17, 2023, Naranja held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.5.000 million.
Sudamericana Holding
On January 14, 2023 and March 28, 2023, Sudamericana Holding held extraordinary shareholders’ meetings, at which shareholders approved the payment of a cash dividend in the amount of Ps.700 million and Ps.765 million, respectively.
Galicia Asset Management
On March 28, 2023, Galicia Asset Management held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.4,109 million.
Galicia Securities
On April 17, 2023, Galicia Securities held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.860 million.
Galicia Warrants
On March 28, 2023, Galicia Warrants held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.150 million.
B. Significant Changes
Since the closing date of the annual financial statements (December 31st, 2022), Grupo Financiero Galicia has not experienced any significant changes other than those already indicated in this report. For further information regarding significant changes, please see Item 3. Key Information – Risk Factors – Risk Factors Relating to Argentina; Item 5. Operating Results and Item 5. Liquidity and Capital Resources.
Item 9.    The Offer and Listing
A. Offer and Listing Details
Shares and ADSs
Our class B shares are listed on the BYMA, MAE and the Córdoba Stock Exchange under the symbol “GGAL”. Our class B shares have been listed on MAE since October 28, 2015. Our ADSs, each representing ten class B shares, are listed on the Nasdaq Capital Market, under the symbol “GGAL”. Our ADSs have been listed on Nasdaq Capital Market since August 2002. Previously, our ADSs had been listed on the Nasdaq National Market since July 24, 2000.
Argentine Securities Market
The principal and oldest exchange for the Argentine securities market is the BYMA. The BYMA started operating in 1854 and handles the largest proportion of all equity trading in Argentina. Securities listed on the BYMA include corporate equity and debt securities and government securities. Debt securities listed on the BYMA may also be listed on the MAE. On December 29, 2016, the CNV approved the constitution of BYMA as a new stock market, through a spin-off of certain assets of the MERVAL (formerly the largest stock market in Argentina) relating to its stock market operations and capital contributions by the Buenos Aires Stock Exchange. Following such authorization, and effective as of April 17, 2017, all securities listed on the MERVAL were automatically transferred to BYMA, as successor of MERVAL’s activities.We are member of the BYMA through INVIU S.A.U. and Galicia Securities S.A., subsidiaries that own one share each. Additionally, the Bank, within the framework of the Capital Market Law, was authorized by the CNV to act as a settlement and clearing agent and trading agent-comprehensive and was added as member of the BYMA.

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
Although companies may list all of their capital stock on the BYMA, in most cases the controlling shareholders retain the majority of a company’s capital stock. This results in only a relatively small percentages of most companies’ stock being available for active trading by the public on the BYMA. Even though individuals have historically constituted the largest group of investors in Argentina’s equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine mutual funds, by contrast, continue to have very low participation in the market. Although 81 companies had equity securities listed on the BYMA as of the date of this report, the 10 most-traded companies on the exchange accounted for approximately 77.5% of total trading value during 2022, from a 77.8% recorded in 2021. Our shares were the second most traded shares on the BYMA in 2022, accounting for a 21.94% of total trading volume, a decrease from the 29% recorded during 2021, when we were the first most traded share.
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
The MAE is a self-regulated organization that, as a securities market, is supervised by the CNV. MAE is mainly comprised by private banks, either composed by national or foreign capital, national banks, provincial banks, municipal Banks, cooperative Banks, financial companies, exchange companies and agents.
B. Market Regulations
The CNV oversees the Argentine securities markets and is responsible for authorizing public offerings of securities and supervising brokers, public companies, debt issuers and mutual funds, among others. Argentine pension funds and insurance companies are regulated by separate Argentine government agencies, while financial institutions are regulated mainly by the BCRA. The Capital Markets Law (as amended by Law No. 27,440) regulates the capital markets transactions as well as the supervision, control and disciplinary and regulatory powers of the CNV. The Capital Markets Law is supplemented by the CNV Rules.
In compliance with the provisions of Law No.20,643 and the Decrees No.659/74 and No.2220/80, most debt and equity securities traded on the authorized markets must be deposited or registered in Caja de Valores S.A., which is the central securities depository of Argentina, that provides deposit facilities for securities and mainly acts as a transfer and paying agent in connection therewith. It also handles settlement of securities transactions and operates the computerized exchange information system.
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
In order to offer securities to the public in Argentina, an issuer must meet certain requirements established by the CNV involving certain disclosure and compliance standards for assets´ operating history, management and other matters, and only securities approved by the CNV to be publicly offered may be listed on the authorized markets. This approval does not imply any kind of certification of assurance related to the merits of the quality of the securities, or the solvency of the issuer. Issuers of listed securities (with certain exclusions applicable to SMEs and Civil Associations) are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the CNV and the corresponding stock exchange.

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
Outstanding Capital Stock
Our total subscribed and paid-in share capital as of March 31, 2023, amounted to Ps.1,474,692,091, composed of class A shares and class B shares, each with a par value of Ps.1. The following table presents the number of our shares outstanding as of March 31, 2023, and the voting interest that the shares represent.

	March 31, 2023
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
Voting Rights
At shareholders’ meetings, each class A share is entitled to five votes and each class B share is entitled to one vote. However, class A shares are entitled to only one vote in certain matters, such as:
•a merger or spin-off in which we are not the surviving corporation, unless the acquirer’s shares are authorized to be publicly offered or listed on any stock exchange;
•a transformation in our legal corporate form;
•a fundamental change in our corporate purpose;
•a change of our domicile to outside Argentina;
•a voluntary termination of our public offering or listing authorization;
•our continuation following a delisting or a mandatory cancellation of our public offering or listing authorization;
•a total or partial recapitalization of our statutory capital following a loss; and
•the appointment of syndics.
All distinctions between our class A shares and our class B shares will be eliminated upon the occurrence of any of the following change of control events:
•EBA Holding sells 100% of its class A shares;
•EBA Holding sells a portion of our class A shares to a third person who, when aggregating all our class A shares with our class B shares owned by such person, if any, obtains 50% plus one vote of our total votes; or
•the current shareholders of EBA Holding sell shares of EBA Holding that will allow the buyer to exercise more than 50% of the voting power of EBA Holding at any general shareholders’ meeting of EBA Holding shareholders, except for transfers to other current shareholders of EBA Holding or to their heirs or their legal successors or to entities owned by any of them.
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

Shareholders’ Meetings
Shareholders’ meetings may be ordinary meetings or extraordinary meetings. An annual ordinary shareholders’ meeting is required to be held in each fiscal year to consider the matters outlined in Article 234 of the Corporations Law, including, among others:
•approval of the financial statements and general performance of the management for the preceding fiscal year;
•appointment and remuneration of directors and members of the supervisory committee;
•allocation of profits; and
•any other matter the board of directors decides to submit to the shareholders’ meeting concerning the Company’s business administration. Matters which may be discussed at these or other ordinary meetings include resolutions regarding the responsibility of directors and members of the supervisory committee, as well as capital increases and the issuance of notes.
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
Appraisal Rights
Whenever our shareholders approve:
•a merger or spin-off in which we are not the surviving corporation, unless the acquirer’s shares are authorized to be publicly offered or listed on any stock exchange,
•a transformation in our legal corporate form,
•a fundamental change in our corporate purpose,
•a change of our domicile to outside Argentina,
•a voluntary termination of our public offering or listing authorization,
•our continuation following a delisting or a mandatory cancellation of our public offering or listing authorization, or
•a total or partial recapitalization of our statutory capital following a loss, any shareholder that voted against such action or did not attend the relevant meeting may exercise its right to have its shares canceled in exchange for the book value of its shares, determined on the basis of our latest balance sheet prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within the periods set forth below.
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
C. Material Contracts
Bonds
During the 2016 fiscal year, Banco Galicia issued subordinated Class II notes due 2026 in an aggregate principal amount of US$250 million. The proceeds of this issuance were used to redeem the Bank’s outstanding subordinated notes due 2019. During the 2022 fiscal year, Banco Galicia issued Class XII notes due 2023 in an aggregate principal amount of Ps.5,829 million.
The pricing supplements for the issuances described above set forth certain covenants Banco Galicia must comply with for the benefit of the holders of such notes, which include, among others, restrictions on mergers, acquisitions or dispositions (subject to certain exceptions) and restrictions on the incurrence of additional debt.

Loans
In May 2016, the IFC granted Banco Galicia a credit line in an amount of up to US$130 million. As of December 2022, Banco Galicia has drawn all of the committed amount and the loan was amortized for US$120 million.

On March 23, 2018, Banco Galicia announced the issuance of a green bond to raise US$100 million in order to expand its loan program for environmental efficiency projects. This was the first green bond issued by a private financial institution in Argentina, marking Banco Galicia’s commitment to finance projects with a positive impact on the environment. The bonds were underwritten on June 21, 2018 by the IFC and loans for US$57 million were granted. As of December 2022, US$26 million of such loans were amortized.
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

Law No.27,430 enacted on December 27, 2017 and published in the Official Gazette on December 29, 2017, Law No. 27,541 published in the Official Gazette on December 23,2019, and Law No.27,630 published in the Official Gazette on June 16,2021 introduced several changes to Income Tax Law No.20,628. The principal change resulting from such law is about corporate income tax rate. For fiscal years beginning on or after January 1, 2018 until December 31, 2020, the government has reduced the corporate income tax rate from 35% to 30%. For the fiscal period of 2022, the corporate tax rate will be according to the following scheme:

*Taxe Rate (In pesos except percentages)
Net taxable profit		Flat Tax	More %	Taxation over the excess of the amount
Over Ps.	Up to the amount
—	7,604,949	—	25	—
7,604,949	50,000,000	1,901,237	30	7,604,949
76,049,486	Onward	22,434,598	35	76,049,486

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

Non-residents continue to be exempted from tax on capital gains arising from the sale of shares in publicly traded companies, if the shares are traded on the BASE. In accordance with Law No.27,541 the exemption will also apply if the securities are traded in stock or securities markets authorized by the (CNV). The benefits will be applied to foreign beneficiaries as long as they do not reside in non-cooperative jurisdictions, or the invested funds do not come from a non-cooperative jurisdiction.

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

Personal Assets Tax

Individuals domiciled and undivided estates located in Argentina or abroad will be subject to an annual tax in respect of assets located in Argentina and abroad. Applicable wealth tax rates and minimum non-taxable asset values for the general taxpayer regime are replaced with effect as of fiscal year 2021 by Law No.27,667. The following is the new scheme:

Fiscal year	Tax rate	Exempt Minimum (Ps.)
2022	*	11,282,141

*Taxe Rate (In pesos except percentages)
Total Value of Assets		Flat Tax	More %	Taxation over the excess of the amount
Over Ps.	Up to the amount
—	5.641.070,54	—	0.50	—
5.641.070,54	12.222.319,51	28.205,35	0.75	5.641.070,54
12.222.319,51	33.846.423,25	77.564,72	1.00	12.222.319,51
33.846.423,25	188.035.684,71	293.802,76	1.25	33.846.423,25
188.035.684,71	564.107.054,14	2.221.171,53	1.50	188.035.684,71
564.107.054,14	Onward	7.862.242,07	1.75	564.107.054,14

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

Agreement between the Government of the Argentine Republic and the Government of the United States of America to improve international tax compliance and to implement FATCA

On December 5, 2022 officials from Argentina and the United States signed an Intergovernmental Agreement (IGA) to facilitate implementation of the U.S. Foreign Account Tax Compliance Act (FATCA) through domestic reporting and automatic exchange of information. This IGA, which covers both individuals and corporate entities, enables the reciprocal exchange of certain financial account information between the United States and Argentina, while helping to ensure appropriate data protection. The IGA entered force in January 2023. According to the IGA, the Argentine tax administration will now receive from its U.S. counterpart – the IRS – information on accounts opened in financial institutions in the United States belonging to individuals that are residents in Argentina. The IRS will receive from the Argentine tax administration information related to accounts opened in Argentine financial entities belonging to U.S. residents.
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
Taxation of Distributions
Subject to the discussion below under “Passive Foreign Investment Company Considerations”, for U.S. federal income tax purposes, the gross amount of distributions of cash with respect to the class B shares or ADSs (including any amounts withheld in respect of Argentine taxes) generally will, to the extent made from Grupo Financiero Galicia’s current or accumulated earnings and profits as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. To the extent that a distribution by Grupo Financiero Galicia exceeds the amount of its earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the class B shares or ADSs, and thereafter as capital gain. However, Grupo Financiero Galicia does not maintain calculations of our earnings and profits under U.S. federal income tax principles. U.S. Holders should therefore assume that any distribution by Grupo Financiero Galicia with respect to class B shares or ADSs will be reported as ordinary dividend income for U.S. federal income tax purposes. In general, cash dividends (including amounts withheld in respect of Argentine taxes) paid with respect to:
•the class B shares generally will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder; or
•the class B shares represented by ADSs generally will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the Depositary;
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
The application of the PFIC rules is unclear both generally and specifically with respect to banks. Although interest income generally is treated as passive income for this purpose, the Internal Revenue Service (the “IRS”) has issued a notice and certain proposed Treasury Regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the “Active Bank Exception”). However, the IRS notice and proposed Treasury Regulations are inconsistent in certain respects. Because final Treasury Regulations have not been issued, there can be no assurance that Grupo Financiero Galicia or its subsidiaries will satisfy the Active Bank Exception for any given taxable year.
Based on certain estimates of its gross income and gross assets (which estimates are inherently imprecise), the nature of its business, and reliance on the Active Bank Exception, Grupo Financiero Galicia believes that it was not a PFIC for the taxable year ended December 31, 2022. Grupo Financiero Galicia’s status in future years will depend on its assets and activities in those years. Grupo Financiero Galicia has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that Grupo Financiero Galicia will not be considered a PFIC for any taxable year. If Grupo Financiero Galicia were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.
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
Item 11.    Quantitative and Qualitative Disclosures About Market Risk
A. General
Market risks faced by us are the risks arising from the fluctuations in interest rates and in foreign exchange rates. Our market risk arises mainly from the operations of Banco Galicia in its capacity as a financial intermediary. Our subsidiaries are also subject to market risk. However, the amount of these risks is not significant, and they are not discussed below. Policies regarding these risks are applied at the level of our operating subsidiaries.

In compliance with the BCRA’s regulations, based on the best practices and international standards, Banco Galicia has a Risk Management Division responsible for identifying, monitoring and actively and integrally managing the different risks Banco Galicia and its subsidiaries are exposed to (credit, financial and operational risks). The aim of the Division is to guarantee Banco Galicia’s board of directors that it is fully aware of the risks Banco Galicia is exposed to. It also creates and proposes the policies and procedures necessary to mitigate and control such risks. The Risk Management Committee, made-up of seven members of the board of directors of Banco Galicia, the Chief Executive Officer and the managers of the Risk Management Division, the Planning Division and Internal Audit, is the highest corporate body to which Banco Galicia’s board of directors delegates integral risk management and the executive responsibility to define and enforce risk management policies, procedures and controls. This Committee is also responsible for setting specific limits for the exposure to each risk and approving, when applicable, temporary excesses over such limits as well as being informed of each risk position and compliance with policies.

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

i) Limit on the Gross Brokerage Margin for the First Year
The effect of interest rate fluctuations on the gross brokerage margin for the first year is calculated using the methodology known as scenario simulation. On a monthly basis, gross brokerage margin for the first year is simulated in a base scenario and in a “+400 bps” scenario for peso currency and “+200 bps” scenario for dollar currency. In order to prepare each scenario, different criteria are assumed regarding the sensitivity to interest rates of assets and liabilities, depending on the historical performance observed of the different balance sheet items. Gross brokerage margin for the first year in the “+400 bps” and “+200 bps” scenario is compared to the gross brokerage margin for the first year in the “base” scenario. The resulting difference is related to the annualized accounting gross brokerage margin for the last calendar trailing quarter available, for Banco Galicia on a consolidated basis.

The limit on a potential loss was established at 12% of the gross brokerage margin for the first year, as defined above. At fiscal year-end, the negative difference between the gross brokerage margin for the first year corresponding to the “+400/200 bps” scenario and that corresponding to the “base” scenario accounted for -3.5% of the gross brokerage margin for the first year.

The tables below show as of December 31, 2022 in absolute and percentage terms, the change in Banco Galicia’s gross brokerage margin (“GBM”) of the first year, as compared to the gross brokerage margin of the “base” scenario corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 bps from those in the “base” scenario. Banco Galicia’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Government.

Net Portfolio
	Gross Brokerage Margin (1)
	December 31, 2022
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	24,837	3.21%
150	20,228	2.62%
100	15,644	2.02%
50	11,084	1.43%
Static
(50)	(10,935)	1.41%
(100)	(13,350)	1.73%
(150)	(15,797)	2.04%
(200)	(18,285)	2.37%
(1)Net interest of the first year

Net Trading Portfolio
	Gross Brokerage Margin (1)
	December 31, 2022
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	9,289	1.20%
150	7,054	0.91%
100	4,828	0.62%
50	2,611	0.34%
Static
(50)	(2,414)	(0.31)%
(100)	(4,427)	(0.57)%
(150)	(6,432)	(0.83)%
(200)	(8,430)	(1.09)%
(1)Net interest of the first year

Net Non -Trading Portfolio
	Gross Brokerage Margin (1)
	December 31, 2022
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	15,548	2.01%
150	13,175	1.70%
100	10,816	1.40%
50	8,472	1.10%
Static
-50	(8,522)	(1.10)%
-100	(8,924)	(1.15)%
-150	(9,364)	(1.21)%
-200	(9,856)	(1.27)%
(1)Net interest of the first year
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

The limit on interest rate risk exposure, expressed as a difference between the net present value of assets and liabilities in the “base” scenario and the “critical” scenario cannot exceed 15% of the consolidated Tier 1. As of December 31, 2022, the “Value at Risk” was -6.4% of the Tier 1.
C. Foreign Exchange Rate Risk
Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and Banco Galicia’s net financial income resulting from the revaluation of Banco Galicia’s assets and liabilities denominated in foreign currency. The impact of variations in the exchange rate on Banco Galicia’s net financial income depends on whether Banco Galicia has a net asset foreign currency position (the amount by which foreign currency denominated assets exceed foreign currency denominated liabilities) or a net liability foreign currency position (the amount by which foreign currency denominated liabilities exceed foreign currency denominated assets). In the first case an increase/decrease in the exchange rate results in a gain/loss, respectively. In the second case, an increase/decrease results in a loss/gain, respectively. Banco Galicia has established limits for its consolidated foreign currency mismatches for the asset and liability positions of 12% and + 30% of Banco Galicia’s RPC. At the end of the fiscal year, Banco Galicia’s net asset position in foreign currency represented +0.9% (plus 0.9%).
As of December 31, 2022, Banco Galicia had a net assets foreign currency position of Ps.91,152 million (US$515 million) after adjusting its on-balance sheet net assets position of Ps.68,294 million (US$385.6 million) by net forward purchases of foreign currency without delivery of the underlying liability, for Ps.22,858 million (US$129.0 million), recorded off-balance sheet.

The table below show the effects of changes in the exchange rate of the Peso vis-à-vis the Dollar on the value of Banco Galicia’s foreign currency net asset position as of December 31, 2022. As of these dates, the breakdown of Banco Galicia’s foreign currency net asset position into trading and non-trading is not presented, as Banco Galicia’s foreign currency trading portfolio was not material.

	Value of Foreign Currency Net Position As of December 31,
	2022
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount	Absolute Variation	% Change
	(in millions of Pesos, except percentages)
40%	127,612	36,370	40
30%	118,497	27,345	30
20%	109,382	18,230	20
10%	100,267	9,115	10
Static (2)	91,152	—	—
-10%	82,036	(9,115)	(10)
-20%	72,921	(18,230)	(20)
-30%	63,806	(27,345)	(30)
-40%	54,691	(36,370)	(40)
____________________
(1)Devaluation / (Revaluation).
(2)Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.
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

The table below shows the composition of the Grupo Financiero Galicia’s Shareholders’ Equity as of December 31, 2022, by currency and type of adjustment:

	December 31, 2022
	Assets	Liabilities	Gap
	(in millions of Pesos)
Financial Assets and Liabilities	3,184,652	2,649,325	535,327
Pesos - Adjusted by UVA	343,970	45,431	298,539
Pesos - Unadjusted	2,267,700	2,127,478	140,222
Foreign Currency (1)	572,982	476,416	96,566
Other Assets and Liabilities	186,986	113,435	73,551
Total Gap	3,371,638	2,762,760	608,878
Adjusted for Forward Transactions Recorded in Memo Accounts
Financial Assets and Liabilities	3,184,652	2,649,325	535,327
Pesos - Adjusted by the UVA	343,970	45,431	298,539
Pesos - Unadjusted, Including Shareholders’ Equity (2)	2,102,940	1,939,860	163,080
Foreign Currency (1) (2)	737,742	664,034	73,708
Other Assets and Liabilities	186,986	113,435	73,551
Total Adjusted Gap	3,371,638	2,762,760	608,878
(1)In Pesos, at an exchange rate of Ps.177.1283 per US$1.
(2)Adjusted for forward sales and purchases of foreign exchange, without delivery of underlying assets and recorded in Memorandum Accounts.
As of December 31, 2022, considering the adjustments from forward transactions recorded under memorandum accounts, Grupo Financiero Galicia had net asset positions in foreign currency and Pesos adjusted and non-adjusted.
The paragraphs below describe the composition of the different currency mismatches of assets and liabilities as of December 31, 2022:
i) Assets and Liabilities Denominated in Foreign Currency
As of December 31, 2022, Grupo Financiero Galicia’s assets denominated in foreign currency were mainly comprised of the following:(i) Ps.408,826 million of cash and balances from the BCRA and correspondent banks; (ii) Ps.73,903 million for loans (principal plus interest) and other financing, including Ps.585 million for receivables for financial leases; (iii) Ps.10,532 million for other financial assets includes Ps.10,152million for Prisma; (iv) Ps.78,933 million for government and private securities, includes Ps.34,708 million of lediv; and (v) Ps.471 million for assets pledged as collateral, including forward purchases of government securities.
The liabilities denominated in foreign currency consisted mainly of: (i) Ps.375,828 million for deposits (principal, interest and quotation differences); (ii) Ps.54,668 million for subordinated and non subordinated notes issued by Banco Galicia and Naranja X; (iii) Ps.35,780 million for other financial liabilities, mainly collections on behalf of third parties and leasing; (iv) Ps.8,517 million for payables to banks and international credit entities; and (v) Ps.1,537 million recorded in “Other Non-financial Liabilities”.
A net asset position of Ps.96,566 million stemmed from the consolidated balance sheet. Furthermore, forward transactions in foreign currency without delivery of the underlying asset were recorded in memorandum accounts, which, in terms of their notional value, were equal to a net liability position of Ps.22,858 million. Therefore, as of that date, the net position in foreign currency adjusted to reflect these transactions was a net asset position of Ps.73,708 million, equivalent to US$416,1 million.
Grupo Financiero Galicia has set limits as regards foreign-currency mismatches at -9% of the Bank’s RPC for its net liability position and at +30% of the Bank’s RPC for its net asset position. At the fiscal year-end, Banco Galicia’s net asset position in foreign currency represented +1.5 % of its RPC.

ii) Non-Adjusted Peso-Denominated Assets and Liabilities
Grupo Financiero Galicia’s non-adjusted Peso-denominated assets at December 31, 2022 were mainly comprised of the following: (i) Ps.1,107,043 million for loans (principal plus interest, net of allowances) including Ps.2,864 million for receivables from financial leases and Ps.3,053 million for miscellaneous receivables; (ii) Ps.115,523 million for repurchase transactions; (iii) Ps.722,923 million for the holding of securities issued by the BCRA (LELIQ); (iv) Ps.79,298 million for cash and balances held at the BCRA and correspondent banks (including the balance of escrow accounts); (v) Ps.81,547 million for the holding of government and private securities, including Ps.66,606 million for BOTE 2027; (vi) Ps.3,328 million for “Other Financial Asset; and (vii) Ps.99,914 million pledged as collateral.
Grupo Financiero Galicia’s non-adjusted Peso-denominated liabilities at December 31, 2022 were mainly comprised of the following: (i) Ps.1,720,719 million for deposits (principal plus interest); (ii) Ps.241,924 million for liabilities payable to stores, credit card transactions of Banco Galicia; (iii) Ps.58,040 million for notes issued by Banco Galicia and Naranja X; (iv) Ps.14,971 million for other financial liabilities; (v) Ps.28,920 million for debt incurred with local financial institutions and; (vi) Ps.46,102 million for amounts payable for future transactions and transactions pending settlement of government securities and foreign currency.
The net asset position in non-adjusted Peso-denominated assets and liabilities was Ps. 163,080 million at December 31, 2022.
iii) Peso-Denominated Assets and Liabilities Adjusted by UVA
At December 31, 2022, the net asset position amounted to Ps. 298,539 million, which is primarily comprised of Ps 276,660 millon for the holding of government securities, Ps.58,656 million for loans, mainly UVA mortgage loans and Ps.8,644 million for miscellaneous receivables.
With respect to liabilities, Ps.39,310 million was related to UVA-adjusted time deposits and Ps.6,121 million related to balances of the unemployment fund of construction workers.
iv) Other Assets and Liabilities
As of December 31, 2022, “Other Assets—Liabilities” mainly included the following:(i) property, plant and equipment, miscellaneous and intangible assets for Ps.159,705 million; (ii) miscellaneous receivables for Ps.7,662 million; and (iii) Ps.19,618 million recorded in “Other Non-financial assets”.
As of December 31, 2022, liabilities mainly included the following: (i) Ps.88,014 million recorded in “Other Non-financial Liabilities”; (ii) Ps.15,166 million for current income tax liabilities; and (iii) Ps.10,255 million for provisions for other contingencies.
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

Banco Galicia’s policy requires that the Risk Management and Treasury Divisions agree on the parameters under which the models work, and establishes the maximum losses authorized for equity securities, foreign-currency, BCRA’s debt instruments and derivative products in a fiscal year. Maximum losses were established in:

Risk	Policy on Limits
(in millions of Pesos)
Total risk (currency + fixed-income instruments + interest rate derivatives)	13,017

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

The Bank defined its policy by setting maximum exposure limits measured as a percentage of its RPC and taking into account if the counterparty is considered investment grade:

Risk	Required Credit Rating	Investment Grade	Not Investment Grade
- Jurisdictional Risk	- International Rating Agency	- No limit	-Maximum limit:5%
- Counterparty Risk	- International Banking Relations - Credit Division	- Maximum limit: 15% - The limit is distributed between financial and foreign trade transactions, thus absorbing local counterparty margin	- Maximum limit: 1% - Only foreign trade transactions
G. Overseas Foreign Currency Transfer Risk
With a view towards mitigating the risk resulting from a potential change in domestic laws that may affect overseas foreign currency transfers and in order to meet incurred liabilities, a policy was devised to set a limit for liabilities transferred abroad, as a proportion to total consolidated liabilities. Such ratio was fixed at 15%.

As of December 31, 2022, such exposure was 4.91% over total liabilities.
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

Persons depositing or withdrawing shares must pay	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

Registration or transfer fees	•Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

•Converting foreign currency to Dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes.	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Direct and Indirect Payments Made by the Depositary to Us
Past Fees and Payments
Grupo Financiero Galicia received a payment of US$286,792 for fiscal year 2022, US$181,360 for fiscal year 2021 and US$287,476 for fiscal year 2020 in relation to continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses for filing annual and interim financial reports, relevant information reports, processing dividend distribution, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, and telephone and conference calls), accounting fees and legal fees.
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
We expect to receive a similar reimbursement from the depositary for expenses for the fiscal year ending December 31, 2023, to the one we received for the fiscal year ended December 31, 2022.

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
(b) Management’s Annual Report on Internal Control over Financial Reporting.
1)Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us and our consolidated subsidiaries. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Internal control over financial reporting includes those policies and procedures that:
a.pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
b.provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of Grupo Galicia are being made only in accordance with authorizations of our management and directors; and
c.provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
2)Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework 2013 issued by the COSO.
3)Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2022.
4)The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

(c) Attestation Report of the Registered Public Accounting Firm. See Item 18. “Financial Statements–Report of the Independent Registered Public Accounting Firm” for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.
(d) Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2022.
During the period covered by this report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A.    Audit Committee Financial Expert
Mr. Miguel Maxwell was the financial expert serving on our Audit Committee for fiscal year ended December 31, 2022. For more information about Mr. Maxwell, please see Item 6. “Directors, Senior Management and Employees”- “Our Board of Directors”.
Item 16B.    Code of Ethics
We have adopted a code of ethics (for Grupo Financiero Galicia and its main subsidiaries) in accordance with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. During fiscal year 2019, in lieu of the new corporate governance requirements introduced by the CNV, the Company adopted a new Code of Ethics. In fiscal year 2021, we modified our Code of Ethics to introduce a new Ethical line managed by KPMG, that is now assisting the company to receive and manage eventual complaints and/or any irregular circumstance. Additionally, we did not grant any waivers to our code of ethics during the fiscal year ended December 31, 2022. In June 2009, we adopted a Code of Best Practices in Corporate Governance in accordance with Argentine legal requirements. During fiscal year 2019, the CNV issued Rule No. 797/2019 (modifying Rule No. 606 and the previous 516) which established new standards for the filing of the Code of Good Practices in Corporate Governance that received some minor modifications for fiscal year 2021 and 2022. Our Code of Ethics and our Code of Corporate governance are attached hereto as Exhibits 11.1 and 11.2.
Item 16C.    Principal Accountant Fees and Services
The following table sets forth the total amount billed to us by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2022, and 2021.

	2022	2021
	(in thousands of Pesos)
Audit Fees	314,897	368,445
Audit Related Fees	24,866	29,252
Tax Fees	39,405	54,115
All Other Fees	977	77,206
Total	380,145	529,018
Audit Fees
Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and IFRS requirements for the fiscal years ended December 31, 2022 and December 31, 2021.
Audit-Related Fees
Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in 2022 and 2021.
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
Item 16H.    Mine Safety Disclosure
Not applicable.

PART III
Item 17.    Financial Statements
Not applicable.
Item 18.    Financial Statements
Report of the Independent Registered Public Accounting Firm as of and for the fiscal year ended December 31, 2022.
Consolidated Statements of Financial Position for the years ended December 31, 2022 and 2021.
Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020.
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020.
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2022, 2021 and 2020.
Notes to the Consolidated Financial Statements.
You can find our audited consolidated financial statements on pages F-1 to F-149 of this annual report.

Item 19.    Exhibits

Exhibit	Description

1.1	Unofficial English language translation of the Bylaws (estatutos sociales). ******

2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

2.2	Indenture, dated as of July 19, 2016, among Banco de Galicia y Buenos Aires S.A.U., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.***

2.3	Indenture, dated as of April 11, 2017, among Tarjeta Naranja S.A.U., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.****

4.1
Stock Purchase Agreement, dated as of June 1, 2009, among American International Group Inc., AIG Consumer Finance Group, Inc. and Banco de Galicia y Buenos Aires S.A.U., and the other parties signatory thereto.**

4.2	Loan Agreement, dated as of May 24, 2016, between Banco de Galicia y Buenos Aires S.A.U. and International Finance Corporation.***

4.3	Bond Subscription Agreement, dated as of March 23, 2018, between Banco de Galicia y Buenos Aires S.A.U. and International Finance Corporation.*****

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company-Organizational Structure”.

11.1	Code of Ethics. ******

11.2	Code of Corporate Governance Good Practices.

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive data files

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101
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
****** Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2021.

SIGNATURE
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO FINANCIERO GALICIA S.A.

	By:	/s/ Fabian Kon
	Name:	Fabian Kon
	Title:	Chief Executive Officer

	By:	/s/ Diego Rivas
	Name:	Diego Rivas
	Title:	Chief Financial Officer
Date: April 24, 2023

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Grupo Financiero Galicia S.A.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Grupo Financiero Galicia S.A. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
Valuation of the expected credit loss allowance
As described in Notes 2.b and 45 to the consolidated financial statements, the Company’s expected credit loss allowance was Ps. 69,963,024 thousand as of December 31, 2022. Management assesses impairment by estimating the expected credit loss allowance in accordance with IFRS 9. Management’s models to determine the expected credit loss allowance involve significant judgement in relation to making assumptions about macroeconomic scenarios to determine the forward-looking factor.
The principal considerations for our determination that the valuation of the expected credit loss allowance is a critical audit matter are: (i) there was significant judgment by management in assessing impairment by estimating the expected credit losses; and (ii) the audit procedures performed related to the assessment of the valuation of the expected credit loss allowance involved significant auditor judgment and effort, as well as the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the expected credit loss allowance, including controls over the data and management’s assumptions about macroeconomic scenarios to determine the forward-looking factor. These procedures also included, among others; (i) evaluating the reasonableness of the process followed by management to develop macroeconomic scenarios; (ii) evaluating the reasonableness of the historical and projected macroeconomic data in the scenarios developed by management; and (iii) testing the completeness and accuracy of the data provided by management. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the process and the projected macroeconomic scenarios.

/s/ PRICE WATERHOUSE & Co. S.R.L.

/s/ SEBASTIÁN MORAZZO (Partner)
Sebastián Morazzo
Buenos Aires, Argentina
April 24, 2023.
We have served as the Company’s auditor since 1999.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF FINANCIAL POSITION
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2022 AND ENDED DECEMBER 31, 2022, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.22	12.31.21
Assets
Cash and Due from Banks	3, 4 y 5	447,544,202	462,491,302
Cash		172,582,784	69,330,707
Financial Institutions and Correspondents		274,961,418	393,160,595
Argentine Central Bank (BCRA)		245,908,193	374,742,115
Other, Local and Foreign Financial Institutions		29,053,225	18,418,480
Debt Securities at fair value through profit or loss	3, 4 y 6	792,270,323	459,588,993
Derivative Financial Instruments	3, 4 y 7	3,327,780	2,429,223
Repurchase Transactions	3, 4 y 8	115,523,908	395,830,377
Other Financial Assets	3, 4 y 9	55,571,314	45,526,918
Loans and Other Financing	3, 4 y 10	1,243,616,465	1,450,106,105
Non-financial Public Sector		1,284,551	970
Argentine Central Bank (BCRA)		3,682	1,038
Other Financial Institutions		13,663,998	24,828,732
Non-financial Private Sector and Residents Abroad		1,297,659,004	1,517,448,418
Expected credit loss allowance		(68,994,770)	(92,173,053)
Other Debt Securities	3, 4 y 11	366,674,973	183,801,002
Financial Assets Pledged as Collateral	3, 4 y 12	152,102,733	68,636,679
Current Income Tax Assets	13	410,248	148,785
Investments in Equity Instruments	3, 4 y 14	2,239,039	2,438,682
Equity investments in Associates and Joint Ventures	15	666,769	329,876
Property, Plant and Equipment	16 y 17	115,820,988	121,153,619
Intangible Assets	18	38,513,019	41,357,399
Deferred Income Tax Assets	19 y 41	7,251,712	8,349,605
Assets for Insurance Contracts	20	4,932,269	6,267,504
Other Non-financial Assets	21	25,170,574	20,256,128
Non-current Assets Held for Sale	22	1,251	1,280
Total Assets		3,371,637,567	3,268,713,477
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2022 AND ENDED DECEMBER 31, 2022, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.22	12.31.21
Liabilities
Deposits	3, 4 y 23	2,141,977,734	2,017,874,559
Non-financial Public Sector		41,710,545	50,502,546
Financial Sector		701,773	367,380
Non-financial Private Sector and Residents Abroad		2,099,565,416	1,967,004,633
Liabilities at fair value through profit or loss	3, 4 y 24	78,223	147,408
Derivative Financial Instruments	3, 4 y 7	1,694,114	1,387,179
Repurchase Transactions	3, 4 y 8	—	631,362
Other Financial Liabilities	3, 4 y 25	348,779,269	381,231,576
Financing Received from the Argentine Central Bank and Other Financial Institutions	3, 4 y 26	37,438,244	46,186,834
Debt Securities	3, 4 y 27	67,303,327	54,487,112
Current Income Tax Liabilities	41	8,799,933	18,814,719
Subordinated Debt Securities	3, 4 y 28	45,405,004	51,182,953
Provisions	29 y 46	10,255,023	8,535,056
Deferred Income Tax Liabilities	19 y 41	6,366,393	10,578,430
Liabilities for Insurance Contracts	20	5,109,920	6,215,128
Other Non-financial Liabilities	30	89,552,825	78,355,869
Total Liabilities		2,762,760,009	2,675,628,185
Shareholders’ Equity
Capital Stock	31	1,474,692	1,474,692
Paid-in capital		17,281,187	17,281,187
Capital Adjustments		217,357,729	217,357,729
Reserves	31	498,634,892	468,618,635
Retained Deficit		(174,777,575)	(173,444,489)
Other Comprehensive Income		267,214	1,227,741
Income for the Year		48,639,400	60,569,787
Shareholders’ Equity Attributable to Parent Company´s Owners		608,877,539	593,085,282
Shareholders’ Equity Attributable to Non-controlling Interests	50	19	10
Total Shareholders’ Equity		608,877,558	593,085,292
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2022
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.22	12.31.21	12.31.20
Interest Income	32	716,897,076	565,231,078	492,137,575
Interest Expense	32	(564,380,742)	(352,365,883)	(266,577,105)
Net Income from Interest		152,516,334	212,865,195	225,560,470
Fee Income	32	144,661,077	137,143,567	134,963,043
Fee related Expenses	32	(26,960,056)	(24,573,405)	(27,718,381)
Net Fee Income		117,701,021	112,570,162	107,244,662
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	32	338,111,511	186,241,440	203,791,823
Income from Derecognition of Assets Measured at Amortized Cost		597,435	32,201	(9,199)
Exchange rate differences on gold and foreign currency	33	20,137,815	8,755,406	20,721,187
Other Operating Income	34	90,836,650	69,806,539	65,633,895
Income from Insurance Business	35	13,690,731	14,317,194	15,851,808
Expected credit loss allowance	36	(52,451,787)	(42,757,814)	(100,499,774)
Net Operating Income		681,139,710	561,830,323	538,294,872
Personnel Expenses	37	(96,891,457)	(90,470,273)	(93,573,438)
Administrative Expenses	38	(91,411,543)	(88,053,402)	(91,348,107)
Depreciation and Impairment of Assets	39	(27,877,145)	(28,240,107)	(24,357,791)
Other Operating Expenses	40	(125,499,402)	(107,421,205)	(92,487,032)
Loss on net monetary position	32	(273,376,583)	(154,864,332)	(100,034,963)
Operating Income		66,083,580	92,781,004	136,493,541
Share of profit from Associates and Joint Ventures	15	(441,246)	(251,579)	(367,686)
Income before Taxes from Continuing Operations		65,642,334	92,529,425	136,125,855
Income Tax from Continuing Operations	41	(17,002,925)	(31,959,638)	(61,113,967)
Net Income from Continuing Operations		48,639,409	60,569,787	75,011,888
Net Income for the Year		48,639,409	60,569,787	75,011,888
Net Income for the Year Attributable to parent company´s owners		48,639,400	60,569,787	74,008,952
Net Income for the Year Attributable to Non-controlling Interests	50	9	—	1,002,936

Items	Notes	12.31.22	12.31.21	12.31.20
Earnings per Share
Net Income Attributable to parent company´s owners		48,639,400	60,569,787	74,008,952
Net Income Attributable to parent company´s owners Adjusted by dilution effects		48,639,400	60,569,787	74,008,952
Weighted-Average of Ordinary Shares Outstanding for the Year		1,474,692	1,474,692	1,442,740
Diluted Weighted-Average of Ordinary Shares Outstanding for the Year		1,474,692	1,474,692	1,442,740
Basic Earnings per Share	43	32.98	41.07	51.30
Diluted Earnings per Share	43	32.98	41.07	51.30
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2022
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.22	12.31.21	12.31.20
Net Income for the Year		48,639,409	60,569,787	75,011,888
Exchange difference from translation of financial statements		186,860	(7,779)	467
Income or Loss from Financial Instruments at Fair Value through OCI (Item 4.1.2a, IFRS 9)		(1,129,353)	169,845	(538,555)
Income / (Loss) for the Year from Financial Instruments at Fair Value with Changes through OCI	32	(1,062,135)	243,938	(932,324)
Income tax	41	(67,218)	(74,093)	393,769
Other Comprehensive (Loss) / Income		(18,034)	—	(16,718)
Other Comprehensive (Loss) / Income		(22,348)	—	(50,634)
Income tax	41	4,314	—	33,916
Total Other Comprehensive Income / (Loss) that may be Reclassified to Profit or Loss for the Year		(960,527)	162,066	(554,806)
Total Other Comprehensive Income / (Loss)		(960,527)	162,066	(554,806)
Total Comprehensive Income		47,678,882	60,731,853	74,457,082
Total Comprehensive Income Attributable to Parent company´s owners		47,678,873	60,731,853	73,454,146
Total Comprehensive Income Attributable to Non-controlling Interests	50	9	—	1,002,936
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2022, AND ENDED DECEMBER 31, 2022, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company´s owners	Total Shareholders’ Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.21		1,474,692	17,281,187	217,357,729	1,208,870	18,871	3,811,674	464,806,961	(112,874,702)	593,085,282	10	593,085,292
April 26, 2022 Shareholder´s Meeting
Reserve creation		—	—	—	—	—	3,095,144	26,921,105	(30,016,249)	—	—	—
Distribution of Profits
Cash dividends	42	—	—	—	—	—	—	—	(31,886,624)	(31,886,624)	—	(31,886,624)
Other reserves		—	—	—	—	—	—	8	—	8	—	8
Total Comprehensive Income for the Year
Net Income for the Year	43	—	—	—	—	—	—	—	48,639,400	48,639,400	9	48,639,409
Other Comprehensive Income for the Year		—	—	—	(1,129,353)	168,826	—	—	—	(960,527)	—	(960,527)
Balances as of 12.31.22		1,474,692	17,281,187	217,357,729	79,517	187,697	6,906,818	491,728,074	(126,138,175)	608,877,539	19	608,877,558
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2022, AND ENDED DECEMBER 31, 2022, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit (Loss) from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company's owners	Total Shareholders' Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.20		1,474,692	17,281,187	217,357,729	1,039,025	26,650	3,811,674	521,760,091	(226,646,097)	536,104,951	10	536,104,961
27 April, 2021 Shareholder´s Meeting
Absorption of Retained Earnings		—	—	—	—	—	—	(53,201,608)	53,201,608	—	—	—
Use of Reserve and distribution of cash dividends	42	—	—	—	—	—	—	(3,751,528)	—	(3,751,528)	—	(3,751,528)
Other reserves		—	—	—	—	—	—	6	—	6	—	6
Total Comprehensive Income for the Year
Net Income for the Year	43	—	—	—	—	—	—	—	60,569,787	60,569,787	—	60,569,787
Other Comprehensive Income for the Year		—	—	—	169,845	(7,779)	—	—	—	162,066	—	162,066
Balances as of 12.31.21		1,474,692	17,281,187	217,357,729	1,208,870	18,871	3,811,674	464,806,961	(112,874,702)	593,085,282	10	593,085,292
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2022, AND ENDED DECEMBER 31, 2022, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit (Loss) from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company's owners	Total Shareholders' Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.19		1,426,765	10,951,132	202,261,202	1,577,580	42,901	3,811,674	370,330,192	(134,307,716)	456,093,730	11,580,324	467,674,054
Distribution of Profits
Use of Reserve and distribution of cash dividends	42	—	—	—	—	—	—	(5,564,580)	—	(5,564,580)	(422,935)	(5,987,515)
Other Reserves		—	—	—	—	—	—	166,347,333	(166,347,333)	—	—	—
Increase due to merger	15	47,927	6,330,055	15,096,527	—	—	—	(9,352,854)	—	12,121,655	(12,160,315)	(38,660)
Total Comprehensive Income for the Year
Net Loss for the Year	43	—	—	—	—	—	—	—	74,008,952	74,008,952	1,002,936	75,011,888
Other Comprehensive Income for the Year		—	—	—	(538,555)	(16,251)	—	—	—	(554,806)	—	(554,806)
Balances as of 12.31.20		1,474,692	17,281,187	217,357,729	1,039,025	26,650	3,811,674	521,760,091	(226,646,097)	536,104,951	10	536,104,961
____________________
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2022 AND ENDED DECEMBER 31, 2022, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.22	12.31.21	12.31.20
CASH FLOWS FROM OPERATING ACTIVITIES
Income before Taxes from Continuing Operations		65,642,334	92,529,425	136,125,855
Adjustment to Obtain the Operating Activities Flows:
Expected credit loss allowance	36	52,451,787	42,757,814	100,499,774
Depreciation and Impairment of Assets	39	27,877,145	28,240,107	24,357,791
Loss on Net Monetary Position	32	273,376,583	154,864,332	100,034,963
Other Operations		179,920,737	236,952,445	108,114,303
Net (Increases)/Decreases from Operating Assets:
Debt securities measured at fair value through profit or loss		33,799,708	(26,243,268)	(49,445,694)
Derivative Financial Instruments		(898,557)	3,936,492	2,957,243
Repurchase Transactions		258,106	(247,905)	(134,955)
Other Financial Assets		(8,138,084)	(15,313,682)	2,242,765
Net Loans and Other Financing
- Non-financial Public Sector		(1,286,225)	14	33,201
- Other Financial Institutions		17,758,359	18,239,931	(8,140,522)
- Non-financial Private Sector and Residents Abroad		139,909,091	34,190,135	(204,731,915)
Other Debt Securities		(182,873,971)	(115,968,553)	8,300,474
Financial Assets Pledged as Collateral		(83,466,054)	(13,602,901)	(8,798,399)
Investments in Equity Instruments		199,643	12,330,533	909,937
Other Non-financial Assets		(3,579,211)	1,466,919	2,563,011
Non-current Assets Held for Sale		29	84,951	69,913
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector		(8,792,001)	(12,822,820)	55,587,268
- Financial Sector		334,393	833,485	3,919,997
- Non-financial Private Sector and Residents Abroad		132,560,783	41,347,475	353,042,225
Liabilities at fair value through profit or loss		(69,185)	147,408	(5,692,696)
Derivative Financial Instruments		306,935	1,218,262	(3,357,999)
Other Financial Liabilities		(29,777,020)	96,658,397	3,906,365
Provisions		1,719,967	(2,568,163)	107,499
Other Non-financial Liabilities		3,378,799	437,042	186,943
Income Tax Payments		(30,393,315)	(28,573,185)	(82,376,451)
NET CASH GENERATED BY OPERATING ACTIVITIES (A)		580,220,776	550,894,690	540,280,896
CASH FLOWS FROM INVESTMENT ACTIVITIES
Payments:
Purchase of PP&E and Intangible Assets		(18,530,215)	(19,368,808)	(20,946,138)
Capital Contributions and purchase of shares in Investments in Subsidiaries, Associates, and Joint Ventures		(777,397)	(407,369)	(300,757)
Collections:
Sale of PP&E and Intangible Assets		607,887	1,266,590	777,996
Dividends earned		—	2,024,507	527,179
Sales of Investments in Subsidiaries, Associates and Joint Ventures		—	88,012	—
NET CASH USED IN INVESTMENT ACTIVITIES (B)		(18,699,725)	(16,397,068)	(19,941,720)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Unsubordinated Debt Securities		(40,139,963)	(33,225,902)	(81,853,704)
Loans from Local Financial Institutions		(51,426,488)	(34,570,938)	(103,370,372)
Dividends	42	(25,173,651)	(3,751,528)	(5,987,515)
Leases payments	16	(2,675,287)	(3,381,869)	(3,919,605)
Collections:
Debt Securities		67,426,678	46,521,453	34,483,183
Loans from Local Financial Institutions		75,039,162	44,827,056	57,427,529
NET CASH GENERATED BY /(USED IN) FINANCING ACTIVITIES (C)		23,050,451	16,418,272	(103,220,484)
EXCHANGE INCOME ON CASH AND CASH EQUIVALENTS (D)		179,793,400	86,482,584	96,457,041
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		764,364,902	637,398,478	513,575,733
MONETARY LOSS RELATED TO CASH AND CASH EQUIVALENTS		(687,998,281)	(500,725,401)	(328,894,039)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	5	1,250,494,461	1,113,821,384	929,139,690
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	5	1,326,861,082	1,250,494,461	1,113,821,384

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2022 AND ENDED DECEMBER 31, 2022, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 1. ACCOUNTING POLICIES AND BASIS FOR PREPARATION
Grupo Financiero Galicia S.A. (hereinafter, “the Company”, and jointly with its subsidiaries, “the Group”) is a financial services holding company incorporated on September 14, 1999, under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A.U. (hereinafter, “Banco Galicia” or “the Bank”) which is a private bank offering a wide range of financial services, both to individuals and companies. Likewise, the Company has a controlling interest in: Tarjetas Regionales S.A. (hereinafter, “Naranja X”), which maintains investments related to the issuance of credit cards and services for managing personal and commercial finance; Sudamericana Holding S.A., a company engaged in the insurance business; Galicia Asset Management S.A.U., a mutual fund management company; Galicia Warrants S.A., a warrant issuing company; IGAM LLC, a company engaged in assets management; Galicia Securities S.A.U. a settlement and compensation agent and Trading Agent – Own Portfolio; and Agri Tech Investments LLC, a company that seeks to provide a digital ecosystem that optimizes agricultural management in a practical and integrated way.
These consolidated financial statements were approved and authorized for publication through Minutes of Board of Directors’ Meeting No. 677 dated April 24, 2023.
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
The Group has presented its local financial statements under these rules on March 7, 2023. Shareholders’ equity under the rules of the Argentine Central Bank is presented in Note 52.8.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
The Group has applied IAS 29, Financial Reporting in hyperinflationary Economy, in preparing these consolidated financial statements for all years presented.
(c)    New Accounting Standards
The Group has applied the following standards for the first time as of January 1, 2022:

Amendment to IFRS 16 Leases: COVID-19-Related Rent Concessions
Item	The IASB provided relief to lessees (but not lessors) in the form of an practical expedient to assess whether a COVID-19 related rent concession is a lease modification. Tenants may choose to account for rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in the grant being accounted for as a variable lease payment. This simplification only applies to rental concessions that occur as a direct result of the COVID-19 pandemic. Lessees making use of the exemption will be required to disclose that fact, as well as the amount recognized in profit or loss arising from COVID-19-related rent concessions. If a lessee chooses to apply the practical expedient to a lease, it will apply it consistently to all leases with similar characteristics and in similar circumstances. The amendment will be applied retrospectively in accordance with IAS 8, but lessees are not required to restate prior period figures or provide disclosure in accordance with IAS 8 paragraph 28(f).
Publication date	May 2020, amendment March 31, 2021
Effective date	June 30, 2022
Impact	It does not have a significant impact on the Group's financial statements.

Amendments to IFRS 3 Recognition and Measurement of identifiable assets acquired, liabilities assumed, and any non controlling interest the acquiree
Item	The amendment updates a reference in IFRS 3 to the Financial Reporting Conceptual Framework without changing the accounting requirements for business combinations.
Publication date	May 2022
Effective date	1st. January 2022
Impact	It does not have a significant impact on the Company's financial statements.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amendments to IFRS 16 Property, plant and equipment – Products obtained before their intended use.
Item	The amendments prohibit deducting from the cost of the asset the amounts received for sales produced while the company is preparing the asset for its intended use. Revenues from the sale of such products or samples, together with production costs, will be recognized in comprehensive income for the corresponding period.
Publication date	May 2022
Effective date	1st. January 2022
Impact	It does not have a significant impact on the Group's financial statements.

Amendments to IAS 37 Contracts of an onerous nature – Cost of fulfilling a contract.
Item	The amendments prohibit deducting from the cost of the asset the amounts received for sales produced while the company is preparing the asset for its intended use. Revenues from the sale of such products or samples, together with production costs, will be recognized in comprehensive income for the corresponding period.
Publication date	May 2022
Effective date	1st. January 2022
Impact	It does not have a significant impact on the Group's financial statements.

Annual improvements in IFRS 1 “First-time Adoption of IFRS”, IFRS 9 “Financial Instruments”, IAS 41 “Agriculture” and IFRS 16 “Leases.”
Minor amendments to IFRS 1, IFRS 9 and IAS 41 and add accompanying illustrative examples to IFRS 16.
IFRS 1: Specifies the information requirements for a subsidiary that adopts IFRS for the first time.
IFRS 9: Specifies which commissions must be included in the “10%” test for the derecognition of financial liabilities.
Item	IAS 41: Taxes on fair value measurements. The requirement for entities to exclude taxable cash flows when measuring fair value was removed to align the requirements of IAS 41 on fair value measurement with IFRS 13 Fair Value Measurement.
Publication date	May 1, 2022
Effective date	1st. January 2022
Impact	It does not have a significant impact on the Group's financial statements.
(d)    New accounting standards and amendments issued by the IASB that have not been adopted by the Group
The new standards, amendments and interpretations published are detailed below; however, they have not yet come into force for fiscal years commenced January 1, 2022, and have not been early adopted by the Group:

IFRS 17 “Insurance contracts.”
Item	It provides a comprehensive, principles-based framework for the measurement and presentation of all insurance contracts. The new standard will replace IFRS 4 “Insurance contracts” requires an entity to recognize the profit of a group of contracts throughout the period in which the entity provides the services, and as the entity is released from risk. If a group of contracts contains or becomes loss-producing, the entity is required to immediately recognize those losses. The standard also requires that income from insurance ordinary activities, insurance service expenses and insurance finance income or expenses be presented separately.
Publication date	May 2017, with modifications in June 2020 and December 2021.
Effective date	1st. January 2023.
Impact	It is estimated that the application of this standard will not generate a significant impact on the Company's equity.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amendments to IAS 1 Presentation of Financial Statements, IFRS Practice Statement 2 and IAS 8 Accounting Standards, Changes in Accounting Estimates and Errors.
Item	The IASB amended IAS 1 Presentation of Financial Statements to require companies to disclose material accounting standards if its omission affects users' understanding of financial statements of other material information, rather than significant accounting standards. In support of this amendment, the Board also amended IFRS Practice Statement 2 Making Judgments Related to Materiality to provide guidance on how to apply the concept of materiality to accounting standard disclosures.
Publication date	February 2021
Effective date	Fiscal year beginning on or after January 1, 2023.
Impact	It is estimated that the application of this standard does not have a significant impact on the Group's financial statements.

Amendments to IAS 12 - Deferred taxes related to assets and liabilities derived from a single transaction.
Item	These amendments require companies to recognize deferred taxes on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.
Publication date	May 2021
Effective date	Fiscal year beginning on or after January 1, 2023.
Impact	It is estimated that the application of this standard does not have a significant impact on the Group's financial statements.

Amendments to IFRS 16 - Leases with put and leaseback options.
Item	These amendments include requirements for sale-leaseback transactions in IFRS 16, to explain how an entity records a sale-leaseback after the transaction date. Sale-leaseback transactions, where some or all of the lease payments are variable lease payments that are not dependent on an index or rate, are more likely to be affected.
Publication date	September 2022
Effective date	Fiscal year beginning on or after January 1, 2024.
Impact	It is estimated that the application of this standard does not have a significant impact on the Group's financial statements.

Amendments to IAS 1 - Presentation of financial statements on the classification of liabilities.
Item	The amendments to IAS 1 clarify that liabilities will be classified as current or non-current depending on the rights that exist at the end of the reporting period. This classification is not affected by the entity's expectations or events that occurred after the reporting date, it also clarifies what IAS 1 refers to when it refers to the “settlement” of a liability.
Publication date	November 2022
Effective date	Fiscal year beginning on or after January 1, 2024.
Impact	It is estimated that the application of this standard does not have a significant impact on the Group's financial statements.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
For the purpose of consolidating its financial statements, the Group used the subsidiaries’ financial statements for the year ended December 31, 2022. The accounting policies applied by Sudamericana Holding SA. are established by the National Insurance Superintendency and have been adjusted to those applied by the Group in preparing its consolidated financial statements.
Intercompany transactions, balances and unrealized gains on transactions between Group’s companies were eliminated. See Note 51.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
1.6.    FOREIGN CURRENCY TRANSLATION
(a)    Functional Currency and Presentation Currency
The figures included in the consolidated financial statements of the Group´s entities are stated in their functional currency, that is, the currency used in the primary economic environment where it operates. The consolidated financial statements are stated in Argentine pesos (Ps.), which is the Group’s functional and presentation currency. See Note 1.1.
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
As of December 31, 2022, and December 31, 2021, balances in U.S. Dollars were translated at the reference exchange rate (Ps.177.1283 and Ps.102.75, respectively) established by the Argentine Central Bank. Foreign currencies other than the US dollar have been translated into this currency using exchange rates reported by the Argentine Central Bank.
1.7.    CASH AND DUE FROM BANKS
The item Cash and Due from Banks includes the available cash and bank deposits freely available, which are short-term instruments with maturity less than three months from the origination date.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
Financial Assets
a.    Debt Securities
The Group considers as debt securities those instruments considered financial liabilities for the issuer, such as loans, government and private securities and bonds.
Classification
As established by IFRS 9, the Group classifies financial assets according to how they are subsequently measured: at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss, based on:
•the Group’s business model to manage financial assets; and
•the characteristics of contractual cash flows of the financial asset.
Business Model
The Business Model refers to the way in which the Group manages a set of financial assets to reach a specific business objective. It represents the way the Group manages its financial instruments to generate cash flows.
Business models that the Group can follow are listed below:
•Hold the instruments to collect its contractual cash flows;
•Hold the instruments in the portfolio to collect contractual cash flows and, in turn, sell them when deemed convenient; or;
•Hold the instruments for trading.
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
Characteristics of Contractual Cash Flows
The Group assesses whether the cash flow of grouped instruments is not significantly different from the flow that would receive solely for interest and capital; otherwise, they shall be measured at fair value through profit or loss.
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
(ii)    Financial assets at fair value through other comprehensive income:
Financial assets are measured at fair value through other comprehensive income when:
(a)    the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
(b)    the contractual conditions of the financial asset give rise, on specified dates, to cash flows which are solely payments of principal and interest on the outstanding amount.
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
(iii)    Financial assets at fair value through profit or loss:
Financial assets at fair value through profit or loss comprise:
• Instruments held for trading;
•Instruments specifically designated at fair value through profit or loss; and
•Instruments whose contractual terms do not represent cash flows that are solely payments of principal and interest on the outstanding amount.
These financial instruments are initially recognized at fair value and any gain o loss is recognized in the statement of income as they are realized.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
income with no reclassification to profit or loss, even when they are realized. Dividends receivable arising from such instruments shall be recognized through profit or loss solely when the Group is entitled to collect the payment.
Financial Liabilities
Classification
The Group classifies their financial liabilities at amortized cost, using the effective interest rate method, except for:
•Financial liabilities measured at fair value through profit or loss, including derivative financial instruments.
•Liabilities arising from the transfer of financial assets not complying with the derecognition criteria.
•Financial guarantee contracts.
•Loan commitments at a lower than market rate.
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
•if financial assets and liabilities are managed and their performance is assessed on a fair value basis, according to a documented investment or risk management strategy; or
•a host contract contains one or more embedded derivative instruments, and the Group has opted for designating the entire contract at fair value through profit or loss.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.11.    ALLOWANCES FOR FINANCIAL INSTRUMENTS
The Group assesses on a forward-looking basis the expected credit loss (“ECL”) associated with its debt instruments assets carried at amortized cost and FVOCI, together with the exposure arising from loan commitments and financial guarantee contracts. The Group recognizes a loss allowance for such losses at each reporting date. The measurement of ECL reflects:
•An unbiased and probability-weighted amount is determined by evaluating a range of possible outcomes,
•The time value of money, and
•Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.
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
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
•fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•variable lease payments based on an index or a rate, initially measured using the index or rate on the initial date;
•amounts expected to be payable by the lessee under residual value guarantees;
•the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.
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
Right-of-use assets are measured at their cost, comprising the following:
•the amount of the initial measurement of the lease liability;
•any lease payment made on or before the initial date, less any lease incentives received;
•any initial direct cost; and
•restoration and dismantling costs.
Right-of-use assets are depreciated over the shorter of the asset useful life and the lease term on a straight-line method.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
Non-current assets or disposal groups (including the loss of control over a subsidiary) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. In order for an asset to be classified as held for sale, it must meet the following conditions:
•it must be available for immediate sale in its current condition;
•Management must be committed to a plan to sell the asset and must have initiated an active program to locate a buyer and complete the plan;
•the asset must be actively marketed for sale at a reasonable price in relation to its current fair value;
•the sale is expected to be completed within 12 months from its reclassification date; and
•it is unlikely that the plan will be significantly changed or withdrawn.
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
A discontinued operation is a component of the Group that has been disposed of, or that has been classified as held for sale, and complies with any of the following conditions:
•it represents line of business or a geographical area, which is significant and can be considered as separated from the rest;
•it is part of a single coordinated plan to have a business line, or geographical area of the operations which is significant and can be considered as separated from the rest; or
•it is an independent entity exclusively acquired to resell it.
Any profit or loss arising from re-measuring an asset (or group of assets for its disposal) classified as Held for Sale, which does not meet the definition of discontinued operation, will be included in the Income from continuing operations.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
1.20.    PROVISIONS AND CONTINGENCIES
In accordance with IFRS a provision will be recognized when:
a.an Entity has a current obligation (either legal or implicit) as a consequence of a past event;
b.it is probable that an outflow of resources embodying future economic benefits will be required to settle the obligation; and
c.the amount can be reliably estimated.
It will be understood that the Group has an implicit obligation if (a) as a result of previous practices or public policies, the Group has assumed certain liabilities; and (b) as a result, it has created expectations that it will comply with those obligations.
The Group recognizes the following provisions:
•For labor, civil, and commercial lawsuits: provisions are determined based on the lawyers’ reports on the status of the lawsuits and the estimate made on the bankruptcy possibilities to be faced by the Group, as well as on past experience regarding this type of lawsuits.
•For miscellaneous risks: provisions are set up to face contingent situations that may give rise to obligations for the Group. When estimating the amounts, the probability of their materializing is taken into account, considering the opinion of the Group’s legal advisors and professionals.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
Regarding Banco Galicia and Naranja Digital Compañía Financiera S.A.U., in accordance with the regulations established by the Argentine Central Bank, it is required to allocate to Legal Reserve 20% of the profits for the year, net of the eventual adjustments of previous fiscal years, if applicable. However, for the allocation of Other Reserves, the Financial Institutions must comply with the Argentine Central Bank provisions of the Amended Text on income distribution detailed in Note 52.

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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.28.    INCOME TAX
The Income tax expense for the year comprises the current and the deferred taxes. Income tax is recognized in the statement of income, except when there are items that must be directly recognized in other comprehensive income. In this case, income tax liability related to such items is also recognized in this Statement.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
estimate the fair value of level 3 financial instruments. These valuation techniques require management to make significant estimates and judgments.
b.    VALUATION OF EXPECTED CREDIT LOSS ALLOWANCE
The Group records the allowance for loan losses under the expected credit losses (ECL) method included in IFRS 9. The most significant judgments of the model relate to making assumptions about macroeconomic scenarios to determine the forward looking factor. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of the indicated dates, the Group maintains the following portfolios of financial instruments:

Portfolio of Instruments as of 12.31.22	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Cash and Due from Banks	—	447,544,202	—
Argentine Central Bank’s Bills (*)	720,162,015	34,707,901	—
Government Securities (*)	70,855,902	—	—
Corporate Securities (*)	1,252,406	—	—
Derivative Financial Instruments	3,327,780	—	—
Repurchase Transactions	—	115,523,908	—
Other Financial Assets	10,559,086	45,012,228	—
Loans and Other Financing	—	1,243,616,465	—
Other Debt Securities (*)	—	328,275,681	3,691,391
Financial Assets Pledged as Collateral	726,983	151,375,750	—
Investments in Equity Instruments	2,239,039	—	—
Liabilities
Deposits	—	2,141,977,734	—
Liabilities at fair value through profit or loss	78,223	—	—
Derivative Financial Instruments	1,694,114	—	—
Other Financial Liabilities	—	348,779,269	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	—	37,438,244	—
Debt Securities	—	67,303,327	—
Subordinated Debt Securities	—	45,405,004	—
(*)    Recorded in Debt Securities at fair value trough profit or loss, except for Argentine Central Bank´s Bills at amortized cost that are recorded in Other debt securities.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Portfolio of Instruments as of 12.31.21	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Cash and Due from Banks	—	462,491,302	—
Argentine Central Bank’s Bills (*)	353,680,977	—	—
Government Securities (*)	101,105,881	—	—
Corporate Securities (*)	4,802,135	—	—
Derivative Financial Instruments	2,429,223	—	—
Repurchase Transactions	—	395,830,377	—
Other Financial Assets	19,556,018	25,970,900	—
Loans and Other Financing	—	1,450,106,105	—
Other Debt Securities	—	175,560,434	8,240,568
Financial Assets Pledged as Collateral	23,423,855	45,212,824	—
Investments in Equity Instruments	2,438,682	—	—
Liabilities
Deposits	—	2,017,874,559	—
Liabilities at fair value through profit or loss	147,408	—	—
Derivative Financial Instruments	1,387,179	—	—
Repurchase Transactions	—	631,362	—
Other Financial Liabilities	—	381,231,576	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	—	46,186,834	—
Debt Securities	—	54,487,112	—
Subordinated Debt Securities	—	51,182,953	—
(*)    Recorded in Debt Securities at fair value trough profit or loss.

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
Fair Value Level 2: The fair value of financial instruments not traded in active markets, for example, over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable inputs. If all the significant inputs required to obtain the fair value of a financial instrument are observable, the instrument is included in Level 2. If all or some of the inputs required to determine the price are not observable, the instrument will be included in Level 3.
Fair Value Level 3: If one or more relevant inputs are not based on observable market data, the instrument is included in Level 3.
Valuation Techniques
The valuation techniques to determine fair values include:
•Market prices for similar instruments.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•Determining the estimated present value of instruments.
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
(i)Secondary market prices of instruments under the same conditions, which had quoted in the evaluation month.
(ii)prior month bidding and/or secondary market prices, which will be taken based on their representativeness.
(iii)prior month spread applied to the sovereign curve.
(iv)A specific margin is applied, defined according to historical yields of instruments under the same conditions.
As stated above, the rates and spreads to be used to discount future cash flows and originate the price of the instrument are determined.
All the modifications to the valuation methods are previously discussed and approved by the Group’s key personnel.
The Group’s financial instruments measured at fair value at the end of the reporting period are detailed below:

Portfolio of Instruments as of 12.31.22	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Argentine Central Bank’s Bills and Notes	—	720,162,015	—
Government Securities	69,068,417	1,787,485	—
Corporate Securities	453,514	174,174	624,718
Derivative Financial Instruments	615	3,327,165	—
Other Debt Securities	930,395	2,760,996	—
Other Financial Assets	10,559,086	—	—
Financial Assets Pledged as Collateral	726,983	—	—
Investments in Equity Instruments	108,651	—	2,130,388
Liabilities
Liabilities at fair value through profit or loss (*)	78,223	—	—
Derivative Financial Instruments	—	1,694,114	—
Total	81,769,438	726,517,721	2,755,106

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(*)They include the operations of obligations for operations with Government Securities of third parties.

Portfolio of Instruments as of 12.31.21	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Argentine Central Bank’s Bills and Notes	—	353,680,977	—
Government Securities	93,883,324	3,856,905	3,365,652
Corporate Securities	4,143,343	—	658,792
Derivative Financial Instruments	—	2,429,223	—
Other Debt Securities	8,240,568	—	—
Other Financial Assets	8,652,774	23,449	10,879,795
Financial Assets Pledged as Collateral	23,423,855	—	—
Investments in Equity Instruments	125,807	—	2,312,875
Liabilities
Liabilities at fair value through profit or loss (*)	147,408	—	—
Derivative Financial Instruments	—	1,387,179	—
Total	138,322,263	358,603,375	17,217,114
(*)Include the operations of obligations for operations with Government Securities of third parties.
The evolution of instruments included in Level 3 Fair Value is detailed below:

Level 3	12.31.21	Transfers(*)	Recognition	Derecognition	Income (Loss)	Inflation Effect	12.31.22
Government Securities	3,365,652	(1,620,879)	1,382,326	(2,948,883)	1,206,396	(1,384,612)	—
Corporate Securities	658,792	556,102	1,653,591	(2,415,787)	262,045	(90,025)	624,718
Other Financial Assets	10,879,795	—	—	(5,585,306)	—	(5,294,489)	—
Investments in Equity Instruments	2,312,875	—	—	—	1,295,971	(1,478,458)	2,130,388
Total	17,217,114	(1,064,777)	3,035,917	(10,949,976)	2,764,412	(8,247,584)	2,755,106
(*)Include the movements of levels of financial instruments classified as fair value Level 3, as described above.

Level 3	12.31.20	Transfers(*)	Recognition	Derecognition	Income (Loss)	Inflation Effect	12.31.21
Government Securities	590,305	1,404,019	4,680,943	(3,317,433)	(80,191)	88,009	3,365,652
Corporate Securities	3,404,848	(225,656)	2,199,733	(1,420,235)	91,977	(3,391,875)	658,792
Derivative Financial Instruments	4,754,672	—	—	(3,150,006)	—	(1,604,666)	—
Other Financial Assets	—	—	10,879,795	—	—	—	10,879,795
Investments in Equity Instruments	16,103,430	824,263	—	(9,959,113)	994,109	(5,649,814)	2,312,875
Total	24,853,255	2,002,626	17,760,471	(17,846,787)	1,005,895	(10,558,346)	17,217,114
(*)Include the movements of levels of financial instruments classified as fair value Level 3, as described above.
Transfers occurred because the instruments without observable valuation prices at the closing of the fiscal year were reclassified to Level 3, and the instruments with observable market quotes at the closing of the fiscal year were reclassified to Level 1 from Level 3. There were no transfers between Level 2 and Level 3.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group included below the fair value of the instruments not carried at fair value as of the year-end.

Items of Assets/Liabilities as of 12.31.22	Book Value	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	447,544,202	447,544,202	447,544,202	—	—
Repurchase Transactions	115,523,908	115,523,908	115,523,908	—	—
Loans and Other Financing	1,243,616,465	1,247,014,221	—	—	1,247,014,221
Other Financial Assets	45,012,228	46,496,752	38,478,158	—	8,018,594
Other Debt Securities (*)	362,983,582	356,320,490	—	—	356,320,490
Financial Assets Pledged as Collateral	151,375,750	151,375,750	151,375,750	—	—
Liabilities
Deposits	2,141,977,734	2,141,929,186	—	—	2,141,929,186
Financing Received from the Argentine Central Bank and Other Financial Institutions	37,438,244	37,039,118	—	—	37,039,118
Debt Securities	67,303,327	65,892,468	59,513,193	—	6,379,275
Subordinated Debt Securities	45,405,004	44,678,601	—	—	44,678,601
Other Financial Liabilities	348,779,269	348,490,234	—	—	348,490,234
(*)    Includes Argentine Central Bank´s Bills for the sum of Ps.34,707,901.

Items of Assets/Liabilities as of 12.31.21	Book Value	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	462,491,302	462,491,302	462,491,302	—	—
Repurchase Transactions	395,830,377	395,830,377	395,830,377	—	—
Loans and Other Financing	1,450,106,105	1,458,319,126	—	—	1,458,319,126
Other Financial Assets	25,970,900	26,610,060	18,603,534	—	8,006,526
Other Debt Securities	175,560,434	175,560,434	—	—	175,560,434
Financial Assets Pledged as Collateral	45,212,824	45,212,824	45,212,824	—	—
Liabilities
Deposits	2,017,874,559	2,017,831,939	—	—	2,017,831,939
Repurchase Transactions	631,362	631,362	—	—	631,362
Financing Received from the Argentine Central Bank and Other Financial Institutions	46,186,834	45,921,192	—	—	45,921,192
Debt Securities	54,487,112	53,720,467	45,062,144	—	8,658,323
Subordinated Debt Securities	51,182,953	50,526,872	—	—	50,526,872
Other Financial Liabilities	381,231,576	380,891,640	—	—	380,891,640

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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Cash and cash equivalents break down as follows:

	12.31.22	12.31.21	12.31.20
Net cash and Due from Banks(1)	447,544,202	462,491,302	515,787,141
Argentine Central Bank’s Bills and Notes Maturing up to 90 Days(2)	720,162,015	353,680,977	377,306,075
Reverse repurchase Transactions Debtors(3)	115,082,496	394,499,497	178,890,224
Loans to Financial Institutions(3)	5,268,700	12,822,261	19,111,560
Overnight Placements in Foreign Banks(4)	25,191,169	10,939,346	4,886,190
Mutual Funds(5)	10,559,086	8,652,774	8,117,203
Time Deposits(3)	3,053,414	7,408,304	9,722,991
Total Cash and Cash Equivalents	1,326,861,082	1,250,494,461	1,113,821,384
(1)Net of Cash and Cash Equivalents for spot purchases or sales pending settlement.
(2)Included within Repurchase transactions.
(3)Included within Loans and Other Financing.
(4)Included within Other financial assets.
(5)Included within Debt Securities at Fair Value through Profit or Loss.
The reconciliation of financing activities as of December 31, 2022, 2021 and 2020 is presented below:

Item	Balances at 31.12.21	Cash flow payments	Cash flow receipts	Other movements	Balances at 31.12.22
Lease Liabilities	8,535,060	(2,675,287)	—	1,815,726	7,675,499
Debt Securities	54,487,112	(40,139,963)	67,426,678	(14,470,500)	67,303,327
Subordinated Debt Securities	51,182,953	—	—	(5,777,949)	45,405,004
Financing Received from the Argentine Central Bank and Other Financial Institutions	46,186,834	(51,426,488)	75,039,162	(32,361,264)	37,438,244
Total	160,391,959	(94,241,738)	142,465,840	(50,793,987)	157,822,074

Item	Balances at 31.12.20	Cash flow payments	Cash flow receipts	Other movements	Balances at 31.12.21
Lease Liabilities	12,829,460	(3,381,869)	—	(912,531)	8,535,060
Debt Securities	50,201,358	(33,225,902)	46,521,453	(9,009,797)	54,487,112
Subordinated Debt Securities	63,666,624	—	—	(12,483,671)	51,182,953
Financing Received from the Argentine Central Bank and Other Financial Institutions	40,673,631	(34,570,938)	44,827,056	(4,742,915)	46,186,834
Total	167,371,073	(71,178,709)	91,348,509	(27,148,914)	160,391,959

Item	Balances at 31.12.19	Cash flow payments	Cash flow receipts	Other movements	Balances at 31.12.20
Lease Liabilities	12,829,461	(3,919,605)	—	3,919,604	12,829,460
Debt Securities	117,047,039	(81,853,704)	34,483,183	(19,475,160)	50,201,358
Subordinated Debt Securities	62,041,180	—	—	1,625,444	63,666,624
Financing Received from the Argentine Central Bank and Other Financial Institutions	90,959,742	(103,370,372)	57,427,529	(4,343,268)	40,673,631
Total	282,877,422	(189,143,681)	91,910,712	(18,273,380)	167,371,073
The risk analysis for cash and cash equivalents is presented in Note 45. Related parties information is disclosed in Note 51.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
The amounts of transactions as of December 31, 2022, and 2021 are as follows:

	Underlying Asset	Type of Settlement	12.31.22(*)	12.31.21(*)
Currency Forward Transactions
Purchases	Foreign currency	Daily difference	171,179,833	149,481,259
Sales	Foreign currency	Daily difference	133,683,779	112,475,076
Customers´ Purchases	Foreign currency	Daily difference	16,063,178	19,795,639
Customers´ Sales	Foreign currency	Daily difference	78,450,690	61,162,843
Repurchase Transactions
Forward Purchases	Government Securities	With delivery of the underlying asset	—	630,222
Forward Sales	Government Securities	With delivery of the underlying asset	126,196,373	398,928,496
Options
Put options taken	Government Securities	With delivery of the underlying asset	250,818,157	—
Put options taken	Foreign currency	With delivery of the underlying asset	37,280,188	—
(*)Notional values.
For further details, refer to Schedule O.

NOTE 8. REPURCHASE TRANSACTIONS

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of the indicated dates, the Group maintains the following repurchase transactions:

	12.31.22	12.31.21
Debtors for Reserve Repurchase Transactions of Government Securities	115,082,496	394,499,497
Interest Accrued Receivable for Reserve Repurchase Transactions	441,412	1,330,880
Total Repurchase Transactions—Assets	115,523,908	395,830,377

	12.31.22	12.31.21
Creditors for Repurchase Transactions of Government Securities	—	628,950
Interest Accrued Payable for Repurchase Transactions	—	2,412
Total Repurchase Transactions—Liabilities	—	631,362
The notional values of the assets transferred in repurchase transactions are presented in Note 7 and Schedule O.

	12.31.22	12.31.21
Reverse Repurchase Transactions recorded in Off-Balance Sheet Items	115,082,633	398,928,496
Forward purchases for Repurchase transactions recorded in Financial Assets Pledged as Collateral	—	630,222

NOTE 9. OTHER FINANCIAL ASSETS
As of the indicated dates, the balances of “Other Financial Assets” were as follows:

	12.31.22	12.31.21
Receivables from Spot Sales of Foreign Currency Pending Settlement	1,155,655	773,442
Receivables from Spot Sales of Government Securities Pending Settlement	22,933,099	6,771,638
Sundry Debtors	18,351,056	25,971,354
Mutual Funds	10,559,086	8,652,774
Premiums from financial guarantee contracts	485,652	582,282
Interest accrued receivable	2,277,032	2,836,694
Fiduciary Participation Certificates	—	23,449
Balances from claims pending recovery	15,698	29,455
Others	—	12,130
Minus: Allowances	(205,964)	(126,300)
Total	55,571,314	45,526,918
The credit rating quality analysis of Other Financial Assets as of December 31, 2022, was as follows:

	Debtors for Sale of Foreign Currency	Debtors for Cash sale of Government Securities to be Settled	Sundry Debtors	Mutual Funds	Premiums from financial guarantee contracts	Interest accrued receivable	Balances from claims pending recovery
Not yet due	1,155,655	22,933,099	18,343,954	10,559,086	485,652	2,277,032	15,698
Impaired/Uncollectible	—	—	7,102	—	—	—	—
Allowances	—	—	(205,964)	—	—	—	—
Total	1,155,655	22,933,099	18,145,092	10,559,086	485,652	2,277,032	15,698
The main factors considered by the Group to determine the impaired assets are their due date status and the possibility to realize the related collateral, if appropriate.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Related-party information is disclosed in Note 51.

NOTE 10. LOANS AND OTHER FINANCING
The composition of the Loans and Other Financing portfolio as of the indicated dates is detailed below:

	12.31.22	12.31.21
Non-financial Public Sector	1,284,551	970
Argentine Central Bank	3,682	1,038
Financial Institutions	13,663,998	24,828,732
Loans	13,663,998	24,828,732
Non-financial Private Sector and Residents Abroad	1,297,659,004	1,517,448,418
Loans	1,273,553,568	1,491,883,521
Advances	66,463,313	103,537,876
Notes	310,595,276	378,817,542
Mortgage Loans	19,400,825	35,880,059
Pledge Loans	25,613,225	31,595,927
Personal Loans	113,819,719	128,361,773
Credit Card Loans	650,493,992	716,756,813
Other Loans	38,926,091	44,426,445
Accrued Interest, Adjustments and Quotation Differences Receivable	53,617,339	57,179,541
Documented Interest	(5,376,212)	(4,672,455)
Financial Leases	3,478,221	2,170,791
Other Financing	20,627,215	23,394,106
Less: Allowances	(68,994,770)	(92,173,053)
Total	1,243,616,465	1,450,106,105
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. FINANCIAL ASSETS PLEDGED AS COLLATERAL
The Financial Assets Pledged as Collateral valuated in accordance with their underlying asset for the years under analysis are detailed below:

	12.31.22	12.31.21
Deposits as Collateral	100,545,620	31,936,307
Special Accounts as Collateral—Argentine Central Bank	40,580,067	36,070,150
Forward Purchases of monetary regulatory instruments	11,137,483	630,222
Less: Allowances	(160,437)	—
Total	152,102,733	68,636,679
The restricted availability assets are detailed in Note 52.2.

NOTE 13. CURRENT INCOME TAX ASSETS
As of the indicated dates, the balances of Current Income Tax Assets correspond to:

	12.31.22	12.31.21
Tax Advances	410,248	148,785
Total	410,248	148,785

NOTE 14. INVESTMENTS IN EQUITY INSTRUMENTS
The Group’s “Investments in Equity Instruments” are detailed in Schedule A.
Prisma Medios de Pago S.A. (Prisma)
Within the framework of the divestment commitment assumed by Prisma Medios de Pago S.A. ("Prisma") and its shareholders before the National Commission for the Defense of Competition, on February 1, 2019, the Bank sold 3,182,444 ordinary shares of Nominal Value Ps.1 each and one vote per share in Prisma to AL ZENITH (Netherlands) B.V. (a company linked to Advent International Global Private Equity), equivalent to 51% of the Bank’s shareholding in that company. The final sale price contemplated in the sale agreement signed by the parties amounted to US$104,469, of which US$63,073 were paid in February 2019 and US$41,396 will be paid in two annual installments in years 2026 and 2027.
On October 1, 2021, the Bank, together with all other Prisma’s Class B shareholders, notified AL ZENITH (Netherlands) B.V. the exercise of the put option contemplated in the sale agreement entered into in February 2019. As a result of the exercise of the put option, the process to sell the remaining 49% shareholding in Prisma to AL ZENITH (Netherlands) B.V. was initiated.
In March 2022, the Bank executed the sale of the remaining 49% of Banco Galicia´s shareholding in Prisma to AL ZENITH (Netherlands) B.V. representing 7.40% of Prisma's share capital. The final sale price contemplated in the new sale agreement signed by the parties amounted to US$54,358 to be paid as follows: (i) 30% in Pesos, adjusted by a UVA rate plus a nominal annual rate of 15% and (ii) 70% in US Dollars at a nominal annual rate of 10% within a term of six years.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. EQUITY INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES
15.1    Equity Investments in Subsidiaries
The interest and shareholding percentages in companies over which the Group exerts control, and which are consolidated by the Group, are detailed below:

	Direct and Indirect Shareholding		Equity Investment %
Company	12.31.22	12.31.21	12.31.22	12.31.21
Agri Tech Investments Argentina S.A.U.	199,937	—	100.00%	—%
Agri Tech Investments LLC	199,997,240	—	100.00%	—%
Banco de Galicia y Buenos Aires S.A.U.	668,549,353	668,549,353	100.00%	100.00%
Cobranzas Regionales S.A.	3,910,000	3,910,000	100.00%	100.00%
Galicia Asset Management S.A.U.	20,000	20,000	100.00%	100.00%
Galicia Broker Asesores de Seguros S.A.	71,308	71,309	99.99%	99.99%
Galicia Retiro Compañía de Seguros S.A.U.	27,727,278	27,727,278	100.00%	100.00%
Galicia Securities S.A.U.	95,392,000	95,392,000	100.00%	100.00%
Galicia Seguros S.A.U.	1,830,887	1,830,883	100.00%	100.00%
Galicia Warrants S.A.	1,000,000	1,000,000	100.00%	100.00%
IGAM LLC	3,503,311,179	1,054,629,498	100.00%	100.00%
INVIU S.A.U.	2,469,146	2,469,146	100.00%	100.00%
INVIU Uruguay Agente de Valores S.A.U.	40,000,000	40,000,000	100.00%	100.00%
Naranja Digital Compañía Financiera S.A.U.	1,712,567,500	1,012,567,500	100.00%	100.00%
Ondara S.A. (liquidated) (*)	—	25,776,101	—%	100.00%
Sudamericana Holding S.A.	185,653	185,653	100.00%	100.00%
Tarjeta Naranja S.A.U.	2,824	2,824	100.00%	100.00%
Tarjetas Regionales S.A.	1,756,704,458	1,756,704,458	100.00%	100.00%
Well Assistance S.A.U.	100,000	—	100.00%	—%
(*)    It was liquidated in November 2022. Prior to its liquidation, it was consolidated.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following are the balances of subsidiaries, according to IFRS as of the indicated dates:

	12.31.22
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss) (*)
Agri Tech Investments Argentina S.A.U.	296,194	79,762	216,432	6,210
Agri Tech Investments LLC	216,499	—	216,499	6,216
Banco de Galicia y Buenos Aires S.A.U.	2,932,291,913	2,430,794,753	501,497,160	40,671,799
Cobranzas Regionales S.A.	4,046,562	820,996	3,225,566	(3,501,944)
Galicia Asset Management S.A.U.	7,297,059	2,642,498	4,654,561	6,124,754
Galicia Broker Asesores de Seguros S.A. (**)	387,673	163,688	223,985	59,036
Galicia Retiro Compañía de Seguros S.A.U. (**)	1,207,605	980,607	226,998	48,755
Galicia Securities S.A.U.	5,292,091	3,283,461	2,008,630	1,439,482
Galicia Seguros S.A.U. (**)	11,773,217	7,184,143	4,589,074	2,434,613
Galicia Warrants S.A.	1,887,739	626,158	1,261,581	86,921
IGAM LLC	2,545,068	492	2,544,576	(2,513,422)
INVIU S.A.U.	5,383,829	3,074,547	2,309,282	(2,408,315)
INVIU Uruguay Agente de Valores S.A.U.	4,247,005	4,157,659	89,346	(77,468)
Naranja Digital Compañía Financiera S.A.U.	32,306,077	28,807,683	3,498,394	(2,984,532)
Sudamericana Holding S.A. (**)	5,251,647	14,180	5,237,467	2,466,679
Tarjeta Naranja S.A.U.	413,816,982	338,178,934	75,638,048	9,427,840
Tarjetas Regionales S.A.	85,428,050	7,343	85,420,707	1,098,345
Well Assistance S.A.U.	100,000	—	100,000	—
____________________
(*)    Income attributable to the shareholders of the parent.
(**)    Net income for the twelve-month period ended December 31, 2022.

	12.31.21
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss) (*)
Banco de Galicia y Buenos Aires S.A.U.	2,874,136,521	2,383,075,691	491,060,830	44,670,220
Cobranzas Regionales S.A.	8,727,298	5,926,086	2,801,212	(2,673,186)
Galicia Asset Management S.A.U.	5,442,730	1,825,639	3,617,091	4,154,718
Galicia Broker Asesores de Seguros S.A. (**)	167,273	59,241	108,032	104,035
Galicia Retiro Compañía de Seguros S.A.U. (**)	1,347,947	1,074,232	273,715	(50,636)
Galicia Securities S.A.U.	8,248,993	6,942,828	1,306,165	894,177
Galicia Seguros S.A.U. (**)	12,906,998	8,390,116	4,516,882	2,415,560
Galicia Warrants S.A.	1,987,896	612,623	1,375,273	25,191
IGAM LLC	1,315,372	561	1,314,811	(2,241,205)
INVIU S.A.U.	3,499,594	2,525,129	974,465	(1,812,578)
INVIU Uruguay Agente de Valores S.A.U.	148,481	8,236	140,245	(55,261)
Naranja Digital Compañía Financiera S.A.U.	2,562,621	176,077	2,386,544	(1,715,976)
Ondara S.A. (liquidated) (***)	66,489	27	66,462	(26,527)
Sudamericana Holding S.A. (**)	5,343,233	21,965	5,321,268	2,333,182
Tarjeta Naranja S.A.U.	377,420,013	301,058,664	76,361,349	17,704,408
Tarjetas Regionales S.A.	87,291,816	10,449	87,281,367	12,122,798

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
____________________
(*) Income attributable to the shareholders of the parent.
(**)    Net income for the twelve-month period ended December 31, 2021.
(***) It was liquidated in November 2022. Prior to its liquidation, it was consolidated.
Corporate Reorganization
On March 16, 2021, the Public Registry of Commerce registered the merger-spin-off between Grupo Financiero Galicia S.A. as the merging company for the spin-off equity from Dusner S.A., Fedler S.A. and its shareholders, as spin-off companies, jointly holders of 17% of the capital stock of Tarjetas Regionales S.A.; and the capital increase of Grupo Financiero Galicia S.A.
Consequently, Grupo Financiero Galicia S.A. now has control of 1,756,704,458 shares of Tarjetas Regionales S.A., which represent 100% of the capital stock and 100% of the votes.
On June 15, 2021, Grupo Financiero Galicia S.A. sold 10,000 shares of Tarjetas Regionales S.A., representing 0.000569%, to Galicia Securities S.A.U.
Ondara S.A. liquidation and final distribution
On April 13, 2022, the Ordinary and Extraordinary Shareholders' Meeting approved the early dissolution of the company and its subsequent liquidation, under the terms of the provisions of article 94, paragraph 1 of the General Law of Companies. By virtue of the net worth resulting from the Special Liquidation Financial Statements, the final distribution was made on the first day of November 2022.
Participation in other controlled companies
On May 20, 2022, the Board of Directors of the Company resolved the creation of the company Agri Tech Investments LLC, in the state of Delaware, United States of America in order to continue the company's business strategy of providing comprehensive financial services, in this case focused on agriculture. For this purpose, on August 16, 2022, Agri Tech Investments Argentina S.A.U. was created, located in the province of Mendoza, whose main purpose is to operate as a service agent, collection and payment management, and financing for agriculture related activities.
On November 7, 2022, Well Assistance S.A.U., a company controlled by Sudamericana Holding S.A., was incorporated, whose main purpose is to provide assistance services of all kinds and/or provide services related to personal or organizational well-being directly aimed at achieving a healthier, fuller and more balanced life, targeting the general public. On December 28, 2022, it was registered in the Public Registry of Commerce.
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

Company	Equity Investment %	Place of Business	12.31.22	12.31.21
Play Digital S.A.	13.61%	CABA	666,769	329,876

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The movements of such investment are as follows:

Company	12.31.21	Contributions (1)	Purchase of shares	Profit Sharing in income (loss) for the Year	12.31.22
Play Digital S.A.	329,876	750,396	27,001	(440,504)	666,769
(1)Banco Galicia has made new contributions after the closing.

Company	12.31.20	Contributions	Sales of shares	Profit Sharing in income (loss) for the Year	12.31.21
Play Digital S.A.	262,098	407,369	(88,012)	(251,579)	329,876
The basic information regarding Grupo Financiero Galicia’s associates is detailed as follows:

	Profit Sharing in income (loss) for the Year (*)
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss)
Play Digital S.A.	4,321,080	446,741	3,874,339	(2,875,476)
(*) Balances according to financial statements as of September 30, 2022, restated in closing currency.
For more details see Schedule E.

NOTE 16. LEASES
This Note provides information for leases where the Grupo is the lessee:
(i) Amounts recognized in the Statement of Financial Position:

	12.31.22	12.31.21
Right-of-use asset (1)	7,392,623	8,774,951
Real estate	7,392,623	8,774,951
Lease Liabilities (2)	(7,675,499)	(8,535,060)
(1)     Recorded in Property, Plant and Equipment.
(2)     Recorded in Other Financial Liabilities, see Note 25.
Additions to the right-of-use assets during the financial year were Ps.1,349,709.
The maturity of lease liabilities is disclosed in Note 45.
(ii) Amounts recognized in the Statement of Income:

	12.31.22	12.31.21
Charge for depreciation of right-of-use assets (1)(2)	(2,683,632)	(3,945,172)
Interest Expenses (3)	(1,143,136)	(1,033,047)
Expenses related to short-term leases (4)	(51,590)	(486,155)
Expenses related to low-value assets leases (4)	(302,292)	(458,539)
Sublease Income (5)	4,343	4,344
(1)Depreciation for right of use of Real Property.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(2)Recorded in Depreciation and Impairment of assets, see Note 39.
(3)Recorded in Other Operating Expenses, Lease Interest, see Note 40.
(4)Recorded in Administrative Expenses, see Note 38.
(5)Recorded in Other Operating Income, see Note 34.
The roll forward of right -of-use assets and lease liabilities during the years 2022 and 2021 is as follows:

Right-of-use assets	12.31.22	12.31.21
Balances at the beginning of the year	8,774,951	11,915,563
Additions	1,349,709	1,173,475
Cancellation of contracts	(48,405)	(368,915)
Depreciation of the year	(2,683,632)	(3,945,172)
Balances at the end of the year	7,392,623	8,774,951

Lease liabilities(1)	12.31.22	12.31.21
Balances at the beginning of the year	8,535,060	12,829,461
New contracts	1,349,709	1,173,475
Cancellation of contracts	(48,405)	(368,915)
Lease payments	(2,675,287)	(3,381,869)
Leases financial cost	1,143,136	1,033,047
Translation differences and inflation adjustment	(628,714)	(2,750,139)
Balances at the end of the year	7,675,499	8,535,060
(1)Recorded in the item Other Financial Liabilities, see Note 25.
The total cash flows related to leases was Ps.2,675,287.

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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19. DEFERRED INCOME TAX ASSETS/LIABILITIES
Changes in “Deferred Income Tax Assets and Liabilities” during the fiscal years ended December 31, 2022, and December 31, 2021, are as follows:
Deferred Tax Assets

Item	12.31.21	Charge to Income	12.31.22
Valuation of Securities	—	156,266	156,266
Derivate Instruments	33,294	(33,294)	—
Loans and Other Financing	32,225,184	(11,956,131)	20,269,053
Tax Loss Carryforwards	1,744,754	361,746	2,106,500
Other Non-financial Assets	23,009	1,684,193	1,707,202
Other Financial Liabilities	—	455,812	455,812
Provisions	506,669	4,658,874	5,165,543
Other Non-financial Liabilities	2,029,890	1,065,210	3,095,100
Foreign Currency Exchange Differences	27,935	(21,558)	6,377
Inflation adjustment deferral	12,559,153	(9,728,511)	2,830,642
Others	219,382	(184,654)	34,728
Totals	49,369,270	(13,542,047)	35,827,223
Net deferred tax assets in subsidiaries with net liability position	(41,019,665)	12,444,154	(28,575,511)
Deferred tax assets	8,349,605	(1,097,893)	7,251,712
Deferred Tax Liabilities

Item	12.31.21	Charge to Income	12.31.22
Valuation of Securities	(2,700,623)	(6,872,763)	(9,573,386)
Derivate Instruments	—	(463,773)	(463,773)
Other Financial Assets	(295,369)	(277,445)	(572,814)
Property, Plant and Equipment	(35,746,609)	21,289,995	(14,456,614)
Intangible Assets	(10,889,422)	1,306,420	(9,583,002)
Other Non-financial Assets	(418,844)	220,478	(198,366)
Other Financial Liabilities	(266,594)	266,594	—
Debt Securities	—	(74,973)	(74,973)
Subordinated Debt Securities	—	(9,061)	(9,061)
Provisions	(1,268,267)	1,268,267	—
Other Non-financial Liabilities	—	(4,655)	(4,655)
Inflation adjustment deferral	(11,066)	5,806	(5,260)
Others	(1,301)	1,301	—
Totals	(51,598,095)	16,656,191	(34,941,904)
Net deferred tax liabilities in subsidiaries with net asset position	41,019,665	(12,444,154)	28,575,511
Deferred tax liabilities	(10,578,430)	4,212,037	(6,366,393)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Deferred Tax Assets

Item	12.31.20	Charge to Income	Others	12.31.21
Valuation of Securities	308	(308)	—	—
Derivative Instruments	—	33,294	—	33,294
Loans and other financing	33,040,056	(814,872)	—	32,225,184
Tax Loss Carryforwards	919,676	825,078	—	1,744,754
Other Non-financial Assets	87,996	(64,987)	—	23,009
Other Financial Liabilities	5,472	(5,472)	—	—
Subordinated Debt Securities	20,771	(20,771)	—	—
Provisions	2,315,141	(1,808,472)	—	506,669
Other Non-financial Liabilities	1,200,759	829,131	—	2,029,890
Foreign Currency Exchange Differences	—	27,935	—	27,935
Inflation adjustment deferral	34,161,804	(996,608)	(20,606,043)	12,559,153
Others	634,286	(414,904)	—	219,382
Totals	72,386,269	(2,410,956)	(20,606,043)	49,369,270
Net deferred tax assets in subsidiaries with net liability position	(45,299,012)	4,279,347	—	(41,019,665)
Deferred tax assets	27,087,257	1,868,391	(20,606,043)	8,349,605
The amount of Ps.20,606,043 exposed in “Others” correspond to the application of the tax inflation adjustment for fiscal year 2021 in Banco Galicia’s tax return filed for said fiscal year.
Deferred Tax Liabilities

Item	12.31.20	Charge to Income	Others	12.31.21
Valuation of Securities	(3,834,717)	1,134,094	—	(2,700,623)
Other Financial Assets	(73,874)	(221,495)	—	(295,369)
Property, Plant and Equipment	(33,309,265)	(2,437,344)	—	(35,746,609)
Intangible Assets	(7,777,992)	(3,111,430)	—	(10,889,422)
Other Non-financial Assets	(535,921)	117,077	—	(418,844)
Other Financial Liabilities	(101,955)	(164,639)	—	(266,594)
Subordinated Debt Securities	(47,171)	47,171	—	—
Provisions	—	(1,268,267)	—	(1,268,267)
Other Non-financial Liabilities	(1,200)	1,200	—	—
Foreign Currency Exchange Differences	(7,129)	7,129	—	—
Inflation adjustment deferral	(11,218)	152	—	(11,066)
Others	(1,184)	(117)	—	(1,301)
Totals	(45,701,626)	(5,896,469)	—	(51,598,095)
Net deferred tax liabilities in subsidiaries with net asset position	45,299,012	(4,279,347)	—	41,019,665
Deferred tax liabilities	(402,614)	(10,175,816)	—	(10,578,430)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In addition, the expiration dates of tax loss carryforwards are as follows:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2018	78,989	2023	23,697
2019	573,890	2024	172,167
2020	2,412,703	2025	723,812
2021	2,311,980	2026	809,193
2022	1,078,946	2027	377,631
	6,456,508		2,106,500

NOTE 20. ASSETS/LIABILITIES FOR INSURANCE CONTRACTS
Assets related to insurance contracts as of the indicated dates are detailed as follows:

Assets from Insurance Contracts	12.31.22	12.31.21
Premiums Receivable	4,821,779	6,115,760
Credits with Reinsurers	14,951	34,782
Fees Receivables	95,365	29,385
Others	174	87,577
Total	4,932,269	6,267,504
Liabilities related to insurance contracts as of the indicated dates are detailed as follows:

Liabilities from Insurance Contracts	12.31.22	12.31.21
Debts with Insured Persons	1,105,279	1,584,325
Debts with Reinsurers	70,765	50,761
Debts with Co-insurers	1,463	2,063
Debts with Producers	894,824	1,149,997
Technical Commitments	2,857,681	3,396,104
Others	218,284	169,108
Pending Claims in charge of Reinsures	(38,376)	(137,230)
Total	5,109,920	6,215,128

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Debts with Insured Persons	12.31.22	12.31.21
Property & Casualty Insurance	618,841	877,632
Direct Administrative Insurance	418,094	542,672
Direct Insurance in Lawsuits	14,184	18,050
Direct Insurance in Mediation	1,154	4,806
Settled Claims Payable	617	25,487
Pending Claims, Active Reinsurance and Retrocession	981	1,395
Claims Incurred but not Reported (IBNR)	183,811	285,222
Life Insurance	467,487	668,433
Direct Administrative Insurance	391,250	541,523
Direct Insurance in Lawsuits	9,276	40,836
Direct Insurance in Mediation	4,212	14,450
Settled Claims Payable	166	3,154
Pending Claims, Active Reinsurance and Retrocession	20,428	42,044
Claims Incurred but not Reported (IBNR)	42,155	26,426
Retirement Insurance	18,951	38,260
Annuities Payable in Arrears	231	242
Others	18,720	38,018
Total	1,105,279	1,584,325

Debt with Reinsurers and Coinsurance	Current Account	Reinstatement Premiums	Minimum Deposit Premium to Be Accrued	Deposits as Collateral	Unpaid Losses to Be Borne by Reinsurers	Total
Debts with Reinsurers	181,274	—	(110,509)	—	(38,376)	32,389
Debts with Co-insurers	1,463	—	—	—	—	1,463
Total as of 12.31.22	182,737	—	(110,509)	—	(38,376)	33,852
Total as of 12.31.21	165,339	—	(112,514)	—	(137,230)	(84,405)

Debts with Producers	12.31.22	12.31.21
Checking Account—Producers	179,804	204,502
Fees for Premiums Receivable	711,183	920,708
Production Expenses Payable	3,837	24,787
Total	894,824	1,149,997

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Technical Commitments	12.31.22	12.31.21
Ongoing and Similar Risk	1,623,342	1,997,324
Premiums and Surcharges	1,488,561	1,849,156
Premiums on Passive Reinsurance	(14,264)	(21,583)
Active Reinsurance	145,820	169,484
Insufficient Premiums	3,225	267
Mathematical Reserves	1,234,339	1,398,780
Mathematical Reserves for Individual Life Insurance	399,016	437,137
Mathematical Reserves for Individual Retirement Insurance	293,708	307,349
Mathematical Reserves of Life Annuities	353,019	438,308
Provision for the Mathematical Reserve Recomposition	34	39
Fluctuation Funds	187,551	214,413
Others	1,011	1,534
Total	2,857,681	3,396,104
Insurance liabilities were recorded according to the liability adequacy test, using the current estimates of future cash flows derived from insurance contracts. The assumptions used are as follows:

	12.31.22	12.31.21
Mortality Table	GAM 94	GAM 94
Investment (Discount) Rate	Products in US$: 4.84% annually	Products in US$: 14.77% annually
	Products in Ps.: 108.46% annually	Products in Ps.: 7.58% annually
Life Insurance Reference Rate	75% of the projection of the BADLAR rate starting from 69.47% plus the correction according to Resolution 2020-321 of the Argentine Superintendency of Insurance.	75% of the projection of the BADLAR rate starting from 34.22% plus the correction according to Resolution 2020-321 of the Argentine Superintendency of Insurance.
Administrative Expenses	Ps.0.77 for voluntary retirement and Ps.4.75for annuities	Ps.0.40 for voluntary retirement and Ps.2.88 for annuities

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21. OTHER NON-FINANCIAL ASSETS
“Other Non-financial Assets” break down as follows:

	12.31.22	12.31.21
Payments on behalf of third parties	1,890,308	1,735,212
Advances of fees to Directors and Syndics	10,284	13,392
Advances to Personnel	25,733	7,720
Tax Credits	6,053,586	2,688,802
Payments made in Advance	6,216,180	8,069,629
Advances for Purchase of Assets	4,356,287	1,911,733
Investment properties (*)	1,642,350	1,670,187
Other Sundry Assets Measured at Cost	3,625,228	3,319,687
Assets Taken in Defense of Credits	100,433	15,219
Others	1,250,185	824,547
Total	25,170,574	20,256,128
____________________

(*)	Changes in “Investment Properties” are detailed in Schedule F.
Related-party information is disclosed in Note 51.

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
The Group has classified the following assets as “Assets Held for Sale and Discontinued Operations”:

	12.31.22	12.31.21
Property, Plant and Equipment
Real Estate	1,251	1,280
Total	1,251	1,280

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23. DEPOSITS
Deposits break down as follows as of the indicated dates:

	12.31.22	12.31.21
In Pesos	1,766,150,175	1,631,577,979
Checking Accounts	294,749,579	466,787,323
Savings Accounts	560,336,808	465,304,051
Time Deposits	788,224,021	643,940,403
Time Deposits – UVA	37,367,825	30,078,384
Others	40,660,400	5,958,497
Interest and Adjustments	44,811,542	19,509,321
In Foreign Currency	375,827,559	386,296,580
Savings Accounts	310,307,348	314,644,903
Time Deposits	58,500,808	65,306,279
Others	6,918,371	6,214,561
Interest and Adjustments	101,032	130,837
Total	2,141,977,734	2,017,874,559
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25. OTHER FINANCIAL LIABILITIES
The account breaks down as follows as of the indicated dates:

	12.31.22	12.31.21
Creditors for Purchase to be Settled	24,406,126	60,142,118
Collections and Other Transactions on Behalf of Third Parties	25,366,665	29,090,423
Obligations for Purchase Financing	241,924,478	257,970,202
Creditors for Purchase of Foreign Currency to be Settled	20,047,542	5,937,596
Accrued Fees Payable	5,228,217	1,680,017
Sundry Items Subject to Minimum Cash	2,214,410	2,280,492
Sundry Items not Subject to Minimum Cash	10,989,606	14,711,091
Financial Liabilities for guarantees and sureties granted (financial guarantee contracts)	702,749	669,247
Cash or equivalents for purchases or cash sales to be settled	23,685	196,433
Lease Liabilities	7,675,499	8,535,060
Other Financial Liabilities	10,200,292	18,897
Total	348,779,269	381,231,576
The breakdown of Other Financial Liabilities per remaining terms is detailed in Schedule I.

NOTE 26. LOANS FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS
The account breaks down as follows as of the indicated dates:

	12.31.22	12.31.21
Argentine Central Bank Financing	98,832	82,448
Correspondents	1,933,464	6,756,918
Financing from Local Financial Institutions	29,984,607	33,336,630
Financing from Foreign Financial Institutions	3,650,058	673,505
Financing from International Financial Institutions	1,771,283	5,337,333
Total	37,438,244	46,186,834
The breakdown of loans per remaining terms is detailed in Schedule I.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table details the credit lines with local and international financial institutions and entities as of the indicated dates:

Financial Institutions and/or Agencies	Placement Date	Currency	Term(*)	Rate(*)	Maturity	Amount as of 12.31.22(**)
Local Institutions
BICE	Sundry Dates	Ps.	1,423 days	24.30	Sundry Dates	1,085,928
BICE	Sundry Dates	US$	1,729 days	8.80	Sundry Dates	1,163,515
Agreements with Banks(1)	Sundry Dates	Ps.	426 days	70.70	Sundry Dates	27,019,941
Call Taken	12.30.22	Ps.	3 days	21.80	01.21.23	715,223
Export Line	12.27.22	US$	62 days	8.80	02.27.23	1,771,283
Argentine Central Bank	12.30.22	Ps.	3 days	—	01.21.23	98,832
International Institutions
Correspondents	12.30.22	US$	3 days	—	01.02.23	1,933,464
IFC	Sundry Dates	US$	2,082 days	8.00	Sundry Dates	1,771,283
Pre-financing	Sundry Dates	US$	182 days	8.10	Sundry Dates	1,878,775
Total						37,438,244
(*)    Weighted average.
(**)    It includes principal and interest.
(1)    Relates to Naranja X’ credit lines.

Financial Institutions and/or Agencies	Placement Date	Currency	Term(*)	Rate(*)	Maturity	Amount as of 12.31.21(**)
Local Institutions
BICE	Sundry Dates	Ps.	2080 days	39.5	Sundry Dates	928,875
BICE	Sundry Dates	US$	1449 days	4.2	Sundry Dates	2,485,586
Agreements with Banks(1)	Sundry Dates	Ps.	364 days	41.6	Sundry Dates	28,753,410
Call Taken	12.30.21	Ps.	4 days	29.5	01.03.22	194,793
Call Taken	12.29.21	Ps.	7 days	30.0	01.03.22	973,966
Argentine Central Bank	12.30.21	Ps.	4 days	—	01.03.22	82,448
International Institutions
Correspondents	12.30.21	US$	4 days	—	01.03.22	6,756,918
IFC	Sundry Dates	US$	1789 days	3.0	Sundry dates	5,337,333
Pre-financing	Sundry Dates	US$	180 days	4.1	Sundry dates	673,505
Total						46,186,834
(*)    Weighted average.
(**)    It includes principal and interest.
(1)    Relates to Naranja X’ credit lines.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27. DEBT SECURITIES
The following is a breakdown of the Global Programs for the Issuance of Debt securities outstanding:

Company	Authorized Amount(*)		Type of Debt Securities	Program Term	Approval Date by Shareholders’ Meeting	CNV Approval
Grupo Financiero Galicia S.A.	US$	100,000	Simple debt securities not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended by Resolution No. 17343 dated 05.08.14 and Provision No. DI-2019-63-APN-GE#CNV dated 08.06.19. Authorization of Increase, Resolution No. 17,064 dated 04.25.13
Banco de Galicia y Buenos Aires S.A.U.	US$	2,100,000	Simple debt securities, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05, 04.14.10, 04.29.15, 11.09.16 and 04.28.20	Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10 and Resolution No. 17883 dated 11.20.15 and Resolution No. DI-2020-53-APN-GE#CNV dated 11.24.20. Increase of the amount approved by Resolutions No. 17883 dated 11.20.15, No. 18081 dated 06.10.16, No. 18480 dated 01.26.17 and No. 19520 dated 05.17.18
Banco de Galicia y Buenos Aires S.A.U.	US$	2,100,000	Simple debt securities not convertible into shares	—	04.25.19	Frequent Issuer Registration No. 11, granted by Resolution No. RESCFC-2019-2055-APN-DIR#CNV, dated 11/13/19 of CNV´s Board of Directors
Tarjeta Naranja S.A.U.	US$	1,000,000	Simple debt securities, not convertible into shares	5 years	03.08.12	Resolution No. 15220 dated 07.14.05 and extended through Resolution No. 17676 dated 05.21.15 and No. DI2020-20-APNGE#CNV dated 03.18.20. Increase of the amount approved by Resolutions No. 15.361 dated 03.23.06, 15.785 dated 11.16.07, 16.571 dated 05.24.11, 16.822 dated 05.23.12 and 19.508 dated 05.10.18
(*) Or its equivalent in any other currency.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company has the following Unsubordinated Debt securities outstanding issued under the Global Programs detailed in the table above as of December 31, 2022, net of repurchases of Own Debt:

Company	Placement Date	Currency	Class N°	Face Value	Term	Maturity Date	Rate	Book Value(*) as of 12.31.22
Banco de Galicia y Buenos Aires S.A.U.	09.12.22	Ps.	XII	5,829,400	6 months	03.12.23	Badlar + —%	5,931,970
Tarjeta Naranja S.A.U.	05.13.21	Ps.	XLIX Serie II	1,246,500	730 days	08.13.23	Badlar + 7.24%	1,780,394
Tarjeta Naranja S.A.U.	01.31.22	Ps.	LI Serie I	2,715,058	365 days	01.31.23	Badlar + 3.99%	3,051,414
Tarjeta Naranja S.A.U.	01.31.22	Ps.	LI Serie II	3,284,942	730 days	01.31.23	Badlar + 6.00%	3,640,545
Tarjeta Naranja S.A.U.	04.07.22	Ps.	LIII Serie I	4,532,644	365 days	04.07.23	Badlar + 3.75%	5,279,564
Tarjeta Naranja S.A.U.	04.07.22	Ps.	LIII Serie II	4,192,612	730 days	04.07.24	Badlar + 5.25%	4,817,767
Tarjeta Naranja S.A.U.	07.05.22	Ps.	LIV Serie I	3,220,141	365 days	07.05.23	Badlar + 2.85%	3,771,036
Tarjeta Naranja S.A.U.	07.05.22	Ps.	LIV Serie II	4,779,859	730 days	07.05.24	Badlar + 4.99%	5,468,838
Tarjeta Naranja S.A.U.	08.09.22	Ps.	LV Serie I	6,968,538	270 days	05.09.23	Badlar + —%	6,763,376
Tarjeta Naranja S.A.U.	08.09.22	Ps.	LV Serie II	10,141,234	548 days	02.09.24	Badlar + 3.00%	8,361,826
Tarjeta Naranja S.A.U.	11.04.22	Ps.	LVII	8,437,300	365 days	11.04.23	Badlar + 4.50%	9,176,588
Tarjeta Naranja S.A.U.	04.04.21	US$	XLVII	8,500	742 days	04.28.23	7.00%	1,524,768
Tarjeta Naranja S.A.U.	03.22.22	US$	LII	7,500	770 days	04.30.24	5.00%	1,332,845
Total								60,900,931
(*)    It includes principal and interest.
On June 21, 2018, Banco de Galicia y Buenos Aires S.A.U. issued the “Green Bond” which was entirely acquired by the International Finance Corporation. The Green Bond is a 7-year facility, with interest payable every six months. The Green Bond has a 36-month grace period in respect of the repayment of principal, followed by payments in 9 installments due every six months. As of December 31, 2022, the carrying amount of the Green Bond totals Ps.6,402,396, and it amounted to Ps.8,985,121 as of December 31, 2021.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company has the following Unsubordinated Debt Securities outstanding issued under the Global Programs detailed in the table above as of December 31, 2021, net of repurchases of Own Debt:

Company	Placement Date	Currency	Class N°	Face Value	Term	Maturity Date	Rate	Book Value(*) as of 12.31.21
Banco de Galicia y Buenos Aires S.A.U.	08.19.21	Ps.	IX	1,625,968	12 months	08.19.22	Badlar + 3.00%	3,252,764
Banco de Galicia y Buenos Aires S.A.U.	08.19.21	Ps.	X	1,349,672	9 months	05.19.22	Fija 41.00%	2,072,483
Tarjeta Naranja S.A.U.	04.11.17	Ps.	XXXVII	3,845,700	1826 days	04.11.22	Tasa mínima 15.00% / Badlar + 3.50%	2,602,729
Tarjeta Naranja S.A.U.	07.08.20	Ps.	XLIV	3,574,897	549 days	01.08.22	Badlar + 4.00%	1,292,537
Tarjeta Naranja S.A.U.	12.18.20	Ps.	XLV	3,057,000	365 days	12.18.22	Badlar + 5.00%	10,624
Tarjeta Naranja S.A.U.	02.17.21	Ps.	XLVI	4,000,000	365 days	02.17.22	Badlar + 4.72%	8,103,724
Tarjeta Naranja S.A.U.	04.26.21	Ps.	XLVIII	5,001,000	365 days	04.26.22	Badlar + 5.00%	10,238,961
Tarjeta Naranja S.A.U.	08.13.21	Ps.	XLIX Serie I	2,712,000	365 days	08.13.22	Badlar + 5.50%	4,814,617
Tarjeta Naranja S.A.U.	08.13.21	Ps.	XLIX Serie II	1,246,500	730 days	08.13.23	Badlar + 7.24%	3,363,075
Tarjeta Naranja S.A.U.	11.10.21	Ps.	L	4,050,000	365 days	11.10.22	Badlar + 5.00%	8,037,454
Tarjeta Naranja S.A.U.	04.04.21	US$	XLVII	8,500	742 days	04.28.23	7%	1,713,023
Total								45,501,991
(*)    It includes principal and interest.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The repurchases of Own Debt securities as of the indicated dates are as follows:

Company	ON Class	Nominal Value as of 12.31.22	Book Value(*) as of 12.31.22
Banco de Galicia y Buenos Aires S.A.U.	XII	40,000	48,205
Tarjeta Naranja S.A.U.	XLVII	2	383
Tarjeta Naranja S.A.U.	XLIX Serie II	57,000	64,429
Tarjeta Naranja S.A.U.	LI Serie I	8,703	9,763
Tarjeta Naranja S.A.U.	LI Serie II	50,000	57,853
Tarjeta Naranja S.A.U.	LII	13	2,216
Tarjeta Naranja S.A.U.	LIII Serie I	50,000	58,172
Tarjeta Naranja S.A.U.	LIII Serie II	100,000	116,667
Tarjeta Naranja S.A.U.	LIV Serie I	170	197
Tarjeta Naranja S.A.U.	LIV Serie II	135,000	151,875
Tarjeta Naranja S.A.U.	LV Serie I	831,590	892,027
Tarjeta Naranja S.A.U.	LV Serie II	2,585,727	2,807,435
Tarjeta Naranja S.A.U.	LVII	189,000	211,303
Total			4,420,525
(*)    It includes principal and interest.

Company	ON Class	Nominal Value as of 12.31.21	Book Value(*) as of 12.31.21
Tarjeta Naranja S.A.U.	XXXVII	9,820	106,297
Tarjeta Naranja S.A.U.	XLIV	70,000	44,058
Tarjeta Naranja S.A.U.	XLVI	38,000	77,329
Tarjeta Naranja S.A.U.	XLVIII	99,300	200,224
Tarjeta Naranja S.A.U.	XLIX Serie I	355,000	724,023
Tarjeta Naranja S.A.U.	XLIX Serie II	27,000	55,360
Tarjeta Naranja S.A.U.	L	125,479	255,017
Total			1,462,308
(*) It includes principal and interest.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Related-party information is disclosed in Note 51.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28. SUBORDINATED DEBT SECURITIES
The Company has the following subordinated debt securities not convertible into shares issued under the Global Programs detailed in Note 27 as of the close of the fiscal year:

Company	Placement Date	Currency	ON Class	Nominal Value	Term		Maturity Date	Rate	Book Value as of12.31.22(*)	Book Value as of12.31.21(*)
Banco de Galicia y Buenos Aires S.A.U.	07.19.16	US$	II	US$250,000	120 months	(1)	07.19.26	(2)	45,405,004	51,182,953

(*)	It includes principal and interest.
(1)	Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.
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

NOTE 29. PROVISIONS
The account breaks down as follows as of the indicated dates:

	12.31.2022	12.31.2021
For Termination Benefits	2,777,084	512,006
Others	7,477,939	8,023,050
Total	10,255,023	8,535,056
Changes in the “Provisions” account for fiscal year 2022 are detailed in Schedule J.
See Note 46 for further details.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30. OTHER NON-FINANCIAL LIABILITIES
The account breaks down as follows as of the indicated dates:

	12.31.22	12.31.21
Creditors for sale of assets	775,912	739,634
Tax withholdings and collections payable	29,678,770	24,844,946
Payroll and Social Contributions Payable	18,071,442	17,363,085
Withholdings on Payroll Payable	1,074,305	1,034,206
Fess to Directors and Syndics	624,610	461,673
Value-Added Tax	4,066,875	3,647,479
Sundry Creditors	9,541,409	13,479,207
Taxes Payable	17,821,122	11,617,415
Obligations Arising from Contracts with Customers (*)	2,782,656	4,193,566
Retirement payment orders pending settlement	355,378	232,488
Other Non-financial Liabilities	4,760,346	742,170
Total	89,552,825	78,355,869
(*)Including Liabilities for Quiero! Customer Loyalty Program.
Deferred income resulting from contracts with customers includes the liabilities for the “Quiero!” Customers Loyalty Program. The Group estimates the fair value of the points assigned to customers under the above-mentioned program. This value is estimated by means of the use of a mathematical model that considers certain assumptions of redemption rates, the fair value for the exchanged points based on the combination of available products and the customers’ preferences, as well as breakage. As of December 31, 2022, Ps.2,389,573 was recorded for non-exchanged points, whereas as of December 31, 2021, such amount totaled Ps.3,615,145.
The following table shows the estimated use of the liabilities recorded as of this fiscal year-end.

	Terms
Item	Up to 12 Months	Up to 24 Months	Over 24 Months	Total
Liabilities –“Quiero!” Customers Loyalty Program	1,098,237	615,085	676,251	2,389,573

NOTE 31. CAPITAL STOCK
The capital stock structure is detailed in Schedule K.
Due to the spin-off-merger in Tarjetas Regionales S.A. non-controlling interest, mentioned in Note 15.1, the Company increased its capital by 47,927,494 Class B shares.
On March 16, 2021 the capital increase of Grupo Financiero Galicia S.A. was registered with the Public Registry of Commerce.
The expenses related to the capital increase amounted to Ps. 38,660 and are deducted from the share premium.
The Company has no treasury shares in portfolio.
The Company’s shares are listed on Bolsas y Mercados Argentinos (BYMA), Mercado Abierto Electrónico S.A. (MAE) and the National Association of Securities Dealers Automated Quotation (NASDAQ).

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32. INCOME STATEMENT BREAKDOWN
Breakdown of: Interest Income, Fee Income and Net Income from Financial Instruments Measured at Fair Value through Profit or Loss are detailed in Schedule Q.

NOTE 33. EXCHANGE RATE DIFFERENCES ON GOLD AND FOREIGN CURRENCY
The account breaks down as follows as of the indicated dates:

Arising from:	12.31.22	12.31.21	12.31.20
For Purchase sale of foreign currency	8,558,152	4,024,806	14,998,837
For Valuation of Assets and Liabilities in Foreign Currency	11,579,663	4,730,600	5,722,350
Total	20,137,815	8,755,406	20,721,187

NOTE 34. OTHER OPERATING INCOME
The account breaks down as follows as of the indicated dates:

	12.31.22	12.31.21	12.31.20
Fees for Product Package	15,063,312	17,249,945	18,514,125
Other Adjustments and Interest on sundry Credits	37,134,394	13,792,004	15,424,588
Rental of Safety Deposit Boxes	4,005,431	3,950,001	3,808,196
Other Financial Income	1,099,101	912,692	1,703,019
Other Income from Services	19,620,559	14,776,894	12,459,178
Reversed allowances	64,949	1,968,716	4,998,476
Others	13,848,904	17,156,287	8,726,313
Total	90,836,650	69,806,539	65,633,895

NOTE 35. UNDERWRITING INCOME FROM INSURANCE BUSINESS
The account breaks down as follows as of the indicated dates:

	12.31.22	12.31.21	12.31.20
Premiums and Surcharges Accrued	22,292,484	23,819,431	22,902,633
Claims Accrued	(3,925,965)	(4,365,154)	(3,313,251)
Redemptions	(79,868)	(62,040)	(49,526)
Fixed and Periodic Annuities	(31,292)	(36,754)	(39,952)
Production and Operating Expenses	(4,389,682)	(4,774,054)	(3,455,541)
Other Income and Expenses	(174,946)	(264,235)	(192,555)
Total	13,690,731	14,317,194	15,851,808

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36. LOAN LOSS CHARGES
The following items are included in the account as of the indicated dates:

	12.31.22	12.31.21	12.31.20
Expected credit loss allowance	(49,639,031)	(39,702,996)	(97,994,201)
Direct charge offs	(2,812,756)	(3,054,818)	(2,505,573)
Total	(52,451,787)	(42,757,814)	(100,499,774)
The changes in the expected credit loss allowance between the beginning and the end of the annual period are detailed in Note 45.

NOTE 37. PERSONNEL EXPENSES
The following are the items included in the account as of the indicated dates:

	12.31.22	12.31.21	12.31.20
Payroll	(54,764,497)	(54,506,021)	(58,186,840)
Social Contributions on Payroll	(13,055,718)	(12,723,002)	(13,386,919)
Personnel Compensations and Rewards	(24,189,712)	(18,892,664)	(17,087,970)
Services for Personnel	(2,694,456)	(2,305,942)	(2,249,939)
Other Short-term Personnel Expenses	(1,963,003)	(1,754,829)	(2,297,930)
Other Long-term Personnel Expenses	(224,071)	(287,815)	(363,840)
Total	(96,891,457)	(90,470,273)	(93,573,438)

NOTE 38. ADMINISTRATIVE EXPENSES
The Group presented its statement of comprehensive income by function. Under this method, expenses are classified according to their function as part of the item “Administrative Expenses”.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The table below provides the required additional information about expenses by nature and function as of the indicated dates:

	12.31.22	12.31.21	12.31.20
Fees and Remunerations for Services	(7,578,586)	(5,759,643)	(8,689,077)
Directors’ and Syndics’ Fees	(1,245,979)	(761,797)	(1,389,599)
Advertising and Marketing	(4,269,032)	(4,499,987)	(4,711,882)
Taxes	(23,537,781)	(22,616,287)	(21,322,510)
Maintenance and Repairs of Assets and Systems	(13,949,927)	(15,648,221)	(12,637,267)
Electricity and Communications	(4,644,902)	(5,602,823)	(6,718,037)
Representation and Travel Expenses	(232,997)	(131,569)	(171,613)
Stationery and Office Supplies	(1,495,928)	(787,861)	(1,233,078)
Rentals	(353,882)	(944,694)	(908,087)
Administrative Services under Contract	(16,375,358)	(14,892,350)	(15,370,693)
Security	(2,129,312)	(2,257,421)	(3,417,482)
Insurance	(804,566)	(933,794)	(725,554)
Armored Transportation Services	(5,587,153)	(5,530,263)	(4,594,789)
Others	(9,206,140)	(7,686,692)	(9,458,439)
Total	(91,411,543)	(88,053,402)	(91,348,107)

NOTE 39. DEPRECIATION AND IMPAIRMENT OF ASSETS
The account breaks down as follows as of the indicated dates:

	12.31.22	12.31.21	12.31.20
Depreciation of Property, Plant and Equipment	(14,854,607)	(16,406,604)	(15,210,862)
Amortization of Organization and Development Expenses	(12,699,065)	(11,815,977)	(8,790,180)
Depreciation of other intangible assets	(353)	(88)	—
Others (*)	(323,120)	(17,438)	(356,749)
Total	(27,877,145)	(28,240,107)	(24,357,791)
(*)    "Other" include the depreciation of various assets and losses from sale or depreciation of property, plant and equipment.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40. OTHER OPERATING EXPENSES
The account breaks down as follows as of the indicated dates:

	12.31.22	12.31.21	12.31.20
Turnover Tax	(75,867,764)	(62,600,121)	(46,052,443)
Contributions to the Deposit Insurance Scheme	(2,916,506)	(3,138,808)	(3,114,573)
Charges for Other Provisions	(4,342,446)	(2,821,696)	(8,434,943)
Claims	(6,046,837)	(5,366,365)	(3,727,345)
Other Financial Expenses	—	—	(840,915)
Interest on leases	(1,143,136)	(1,033,047)	(1,172,715)
Credit-card-relates expenses	(12,221,817)	(11,744,206)	(13,231,310)
Other Expenses from Services	(19,947,408)	(17,225,968)	(12,738,981)
Others	(3,013,488)	(3,490,994)	(3,173,807)
Total	(125,499,402)	(107,421,205)	(92,487,032)

NOTE 41. INCOME TAX/DEFERRED TAX
The following is a reconciliation of income tax charged to income as of December 31, 2022, as compared to the previous fiscal year:

	12.31.22	12.31.21	12.31.20
Income Before Income Tax for the Year	64,744,711	92,765,584	135,143,364
Current Tax Rate	35%	35%	30%
Income for the Year at Tax Rate	(22,660,648)	(32,467,954)	(40,543,009)
Permanent Differences at Tax Rate
- Income for Equity Instruments	(154,436)	(88,053)	(110,306)
- Untaxed Income	27,817	394,805	490,752
- Donations and Other Non-deductible Expenses	(26,035)	(9,625)	(94,140)
- Other	(1,285,749)	456,384	(8,825,272)
- Inflation effect	(81,230,045)	(53,976,252)	(37,129,079)
-Tax adjustment	—	864,186	2,044,808
- Tax inflation adjustment	88,263,267	52,792,778	8,512,034
- Tax inflation adjustment deferral	—	—	14,967,930
Total Income Tax Charge for the Year	(17,065,829)	(32,033,731)	(60,686,282)

	12.31.22	12.31.21	12.31.20
Current Income Tax	(16,457,984)	(25,257,891)	(78,342,419)
Deferred Tax Charge(*)	3,114,144	(8,307,425)	24,330,007
Update of the charge tax for inflation effects	(3,269,376)	(1,621,737)	(8,645,757)
Tax Return adjustment from previous fiscal year	(452,613)	3,153,322	1,971,887
Total Income Tax Charge for the Year	(17,065,829)	(32,033,731)	(60,686,282)
(*)See Note 19.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.22	12.31.21	12.31.20
Current Income Tax	(16,457,984)	(25,257,891)	(78,342,419)
Tax Advances	7,658,051	7,435,585	33,569,989
Current Income Tax Liabilities	(8,799,933)	(17,822,306)	(44,772,430)
Tax Inflation Adjustment
•Law 27,430 introduced an amendment establishing that the subjects referred to in paragraphs a) to e) of Article 53 of the current Income Tax Act, for the purposes of determining the net taxable earnings, should deduct or incorporate the tax inflation adjustment to the tax income for the fiscal year being settled. Said adjustment would be applicable in the fiscal year where a variation percentage of the consumer price index is verified, greater than one hundred percent (100%), accumulated in the thirty-six (36) months prior to the closing of the fiscal year being settled.
•The positive or negative inflation adjustment, as the case may be, to be calculated, would be charged as follows: for the first and second fiscal years commenced on or after January 1, 2019, one sixth (1/6) had to be charged in that fiscal year, and the remaining five sixths (5/6), in equal parts, in the following five (5) immediate fiscal years. Later, for fiscal years commencing on or after January 1, 2021, the inflation adjustment would be charged in full (100%), with no deferral at all. In this regard, the whole inflation adjustment calculated for this year has to be included in the current fiscal year.
Tax rates
On June 16, 2021, Law 27,630 was enacted establishing a new graduated income tax rate structure for capital companies, with three segments in relation to the level of accumulated taxable net earnings, to be applied for fiscal years commencing on or after January 1, 2021, this date included.
The new tax rate in the framework of this treatment are:
For the fiscal year beginning on 01.01.21 and ended 12.31.21:

Accumulated taxable net earnings
Over Ps.	At Ps.	Will pay Ps	Plus %	On the surplus of Ps.
—	5,000	—	25%	—
5,000	50,000	1,250	30%	5,000
50,000	Onwards	14,750	35%	50,000
The amounts provided for above will be adjusted annually as of January 1, 2022, based on the annual variation of the CPI provided by INDEC, corresponding to the month of October of the year prior to the adjustment, with respect to the same month of the previous year.
For the fiscal year beginning on 01.01.22 and ended 12.31.22:

Accumulated taxable net earnings
Over Ps.	At Ps.	Will pay Ps	Plus %	On the surplus of Ps.
—	7,605	—	25%	—
7,605	76,049	1,901	30%	7,605
76,049	Onwards	22,435	35%	76,049
Dividend tax: it is established that dividends or profits distributed to individuals, undivided estates or foreign beneficiaries will be taxed at the rate of 7%.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42. DIVIDENDS
The Ordinary and Extraordinary Shareholders' Meeting held on April 26, 2022, approved the distribution of cash dividends in the amount of Ps.11,000,000 (equivalent to 18,460,678 at December 31, 2022), which represented Ps.7.46 (figure expressed in Argentine pesos) per share. On May 9, 2022, the aforementioned dividends were paid to the Company's shareholders.
Additionally, at the same Shareholders´ Meeting, the distribution of cash dividends in the amount of Ps.8,000,000 (equivalent to Ps.13,425,946 at December 31, 2022) was approved, delegating to the Board of Directors the power to partially pay it twice in the months of September 2022 and January 2023. On September 12, 2022, the payment of Ps.4,000,000 was made (which is equivalent to Ps.6,712,973 at December 31, 2022). On January 9, 2023, the remaining payment of Ps.4,000,000 was made.
The Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2021, approved the partial use of the Optional Reserve for Future Income Distribution for the amount of Ps.1,500,000 (equivalent to Ps.3,751,528 at December 31, 2022) and the distribution of cash dividends for the same amount, which represented Ps.1.02 (figure expressed in Argentine pesos) per share.
On May 10, 2021, the aforementioned dividends were paid to the Company’s Shareholders. The Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020, approved the Financial Statements as of December 31, 2019, and the treatment of income for the fiscal year ended on that date.
That same Shareholders´Meeting approved the distribution of retained earnings, allocating Ps.4,000,000 (equivalent to Ps.14,633,971 at December 31, 2022) to Optional Reserve for Future Income Distribution.
The Extraordinary Shareholders’ Meeting held on September 22, 2020, approved the partial use of the aforementioned reserve for the amount of Ps.1,700,000 (equivalent to Ps.5,564,580 at December 31, 2022) and the distribution of cash dividends for the same amount, which represented Ps.1.19 (figure expressed in Argentine pesos) per share. On October 5, 2020, the aforementioned dividends were paid to the Company’s Shareholders.

NOTE 43. EARNINGS PER SHARE
Earnings per share are calculated by dividing income attributable to parent company´s owners by the weighted average number of outstanding ordinary shares during the year. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12.31.22	12.31.21	12.31.20
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	48,639,400	60,569,787	74,008,952
Weighted Average Ordinary Shares	1,474,692	1,474,692	1,442,740
Earnings per Share	32.98	41.07	51.30

NOTE 44. SEGMENT REPORTING
The Group determines segments based on management reports that are reviewed by the Board of Directors and updated as they show changes.
Reportable segments are one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.
Below there is a description of each business segment’s composition:
a.Bank: It represents the banking business operation results.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
b.Naranja X: This segment represents the results of operations of brand credit cards, consumer finance and digital banking services business. Includes the results of operations of Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Naranja Digital Companía Financiera S.A.U. and Tarjeta Naranja S.A.U. At the end of the previous financial year, it incorporated the results of Ondara S.A., liquidated in the current financial year.
c.Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A.U., Galicia Seguros S.A.U., Galicia Broker Asesores de Seguros S.A. and Well Assistance S.A.U.
d.Other Businesses: This segment shows the results of operations of Galicia Asset Management S.A.U., Galicia Warrants S.A., Galicia Securities S.A.U., Agri Tech Investments LLC, Agri Tech Investments Argentina S.A.U., IGAM LLC, Inviu S.A.U., INVIU Uruguay Agente de Valores S.A., and Grupo Financiero Galicia S.A., the last net of eliminations of the income from equity investments.
e.Adjustments: This segment includes consolidation adjustments and eliminations of transactions among subsidiaries. See Note 51.5.
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
On July 26, 2021, INVIU Uruguay Agente de Valores S.A. was authorized by the Central Bank of Uruguay to operate as a Securities Agent, in order to provide financial advice to foreign customers. At the closing of the fiscal year 2021, the volume of operations reached by said Company was not significant.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The relevant segment reporting as of the indicated dates is as follows:

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.22
Net Income from interest	77,217,698	67,341,708	9,582,116	473,747	(2,098,935)	152,516,334
Net fee Income	64,348,211	56,303,837	—	23,379	(2,974,406)	117,701,021
Net Income from Financial Instruments measured at fair value through Profit or Loss	320,365,311	13,376,342	(6,470,206)	8,581,893	2,258,171	338,111,511
Income from Derecognition of Assets Measured at Amortized Cost	614,077	(16,642)	—	—	—	597,435
Exchange rate Differences on Gold and Foreign Currency	19,363,536	(130,717)	4,521	900,475	—	20,137,815
Other Operating Income	67,900,087	11,494,726	879,687	13,526,033	(2,963,883)	90,836,650
Income from Insurance Business	—	—	8,575,976	—	5,114,755	13,690,731
Expected credit loss allowance	(35,373,248)	(17,079,742)	1,203	—	—	(52,451,787)
Personnel Expenses	(66,842,428)	(24,427,682)	(3,703,821)	(1,917,526)	—	(96,891,457)
Administrative Expenses	(65,078,187)	(22,386,291)	(1,681,451)	(2,590,818)	325,204	(91,411,543)
Depreciation and Impairment of Assets	(22,206,029)	(5,014,980)	(550,612)	(102,077)	(3,447)	(27,877,145)
Other Operating Expenses	(89,825,365)	(33,880,026)	(11,356)	(1,789,751)	7,096	(125,499,402)
Loss on net monetary position	(222,222,883)	(41,603,949)	(1,947,758)	(7,601,993)	—	(273,376,583)
Operating Income	48,260,780	3,976,584	4,678,299	9,503,362	(335,445)	66,083,580
Share of profit from Associates and Joint Ventures	(441,246)	—	—	—	—	(441,246)
Income before Taxes from Continuing Operations	47,819,534	3,976,584	4,678,299	9,503,362	(335,445)	65,642,334
Income Tax from Continuing Operations	(6,287,871)	(1,955,092)	(2,185,788)	(6,574,174)	—	(17,002,925)
Net Income from Continuing Operations	41,531,663	2,021,492	2,492,511	2,929,188	(335,445)	48,639,409
Net Income for the Year	41,531,663	2,021,492	2,492,511	2,929,188	(335,445)	48,639,409
Other Comprehensive Income (Loss)	(1,129,111)	(14)	(18,262)	186,860	—	(960,527)
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	40,402,552	2,021,478	2,474,240	3,116,048	(335,445)	47,678,873
Net Income for the Year Attributable to Non-controlling Interests	—	—	9	—	—	9

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.21
Net Income from interest	134,147,290	72,919,342	4,542,351	154,298	1,101,914	212,865,195
Net fee Income	62,091,897	53,983,140	—	(52,363)	(3,452,512)	112,570,162
Net Income from Financial Instruments measured at fair value through Profit or Loss	186,145,997	815,017	(2,943,615)	2,884,160	(660,119)	186,241,440
Income from Derecognition of Assets Measured at Amortized Cost	31,819	382	—	—	—	32,201
Exchange rate Differences on Gold and Foreign Currency	7,195,089	284,507	76,232	1,199,578	—	8,755,406
Other Operating Income	51,687,042	11,570,020	737,331	8,899,413	(3,087,267)	69,806,539
Income from Insurance Business	—	—	8,279,285	—	6,037,909	14,317,194
Expected credit loss allowance	(28,229,237)	(14,520,749)	(7,828)	—	—	(42,757,814)
Personnel Expenses	(60,724,618)	(24,214,647)	(3,145,466)	(2,385,542)	—	(90,470,273)
Administrative Expenses	(63,474,529)	(21,231,947)	(1,584,629)	(2,036,038)	273,741	(88,053,402)
Depreciation and Impairment of Assets	(21,081,120)	(6,374,480)	(707,876)	(76,631)	—	(28,240,107)
Other Operating Expenses	(79,019,545)	(27,465,831)	(26,770)	(923,326)	14,267	(107,421,205)
Loss on net monetary position	(125,152,602)	(25,336,625)	(1,287,760)	(3,087,345)	—	(154,864,332)
Operating Income	63,617,483	20,428,129	3,931,255	4,576,204	227,933	92,781,004
Share of profit from Associates and Joint Ventures	(251,579)	—	—	—	—	(251,579)
Income before Taxes from Continuing Operations	63,365,904	20,428,129	3,931,255	4,576,204	227,933	92,529,425
Income Tax from Continuing Operations	(19,135,666)	(8,306,040)	(1,622,019)	(2,895,913)	—	(31,959,638)
Net Income from Continuing Operations	44,230,238	12,122,089	2,309,236	1,680,291	227,933	60,569,787
Net Income for the Year	44,230,238	12,122,089	2,309,236	1,680,291	227,933	60,569,787
Other Comprehensive Income (Loss)	146,510	(617)	23,952	(7,778)	—	162,066
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	44,376,748	12,121,472	2,333,188	1,672,513	227,933	60,731,853
Net Income for the Year Attributable to Non-controlling Interests	—	—	—	—	—	—

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.20
Net Income from interest	172,977,393	49,759,850	2,137,231	20,129	665,867	225,560,470
Net fee Income	61,685,485	48,769,483	—	(17,967)	(3,192,339)	107,244,662
Net Income from Financial Instruments measured at fair value through Profit or Loss	194,015,596	5,848,243	167,594	3,763,048	(2,658)	203,791,823
Income from Derecognition of Assets Measured at Amortized Cost	(9,199)	—	—	—	—	(9,199)
Exchange rate Differences on Gold and Foreign Currency	17,714,259	1,088,830	(80,419)	1,998,517	—	20,721,187
Other Operating Income	50,491,573	10,216,311	1,483,807	6,951,307	(3,509,103)	65,633,895
Income from Insurance Business	—	—	9,954,815	—	5,896,993	15,851,808
Expected credit loss allowance	(87,440,130)	(13,108,705)	49,061	—	—	(100,499,774)
Personnel Expenses	(64,949,104)	(23,756,984)	(3,579,919)	(1,287,431)	—	(93,573,438)
Administrative Expenses	(63,690,811)	(24,265,919)	(1,605,789)	(2,141,363)	355,775	(91,348,107)
Depreciation and Impairment of Assets	(17,984,720)	(5,492,860)	(795,035)	(85,176)	—	(24,357,791)
Other Operating Expenses	(70,108,870)	(21,645,233)	(12,811)	(762,631)	42,513	(92,487,032)
Loss on net monetary position	(79,867,845)	(15,969,453)	(1,961,414)	(2,236,251)	—	(100,034,963)
Operating Income	112,833,627	11,443,563	5,757,121	6,202,182	257,048	136,493,541
Share of profit from Associates and Joint Ventures	(367,686)	—	—	—	—	(367,686)
Income before Taxes from Continuing Operations	112,465,941	11,443,563	5,757,121	6,202,182	257,048	136,125,855
Income Tax from Continuing Operations	(51,396,958)	(5,094,483)	(1,941,735)	(2,680,791)	—	(61,113,967)
Net Income from Continuing Operations	61,068,983	6,349,080	3,815,386	3,521,391	257,048	75,011,888
Net Income for the Year	61,068,983	6,349,080	3,815,386	3,521,391	257,048	75,011,888
Other Comprehensive Income (Loss)	(608,095)	617	52,204	467	—	(554,806)
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	60,460,888	5,346,731	3,867,620	3,521,858	257,048	73,454,146
Net Income for the Year Attributable to Non-controlling Interests	—	1,002,966	(30)	—	—	1,002,936

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.22
ASSETS
Cash and Due from Banks	434,234,303	6,628,132	12,878	11,717,757	(5,048,868)	447,544,202
Debt Securities at fair value through profit or loss	791,605,630	200,660	116,439	4,405,498	(4,057,904)	792,270,323
Derivative Financial Instruments	3,327,165	1,241,792	—	—	(1,241,177)	3,327,780
Repurchase Transactions	104,710,279	21,730,144	—	—	(10,916,515)	115,523,908
Other Financial Assets	43,503,828	1,325,042	1,052,423	9,741,741	(51,720)	55,571,314
Loans and Other Financing	947,521,428	328,475,283	5,599	3,067,744	(35,453,589)	1,243,616,465
Other Debt Securities	350,400,776	7,429,208	6,101,116	3,106,494	(362,621)	366,674,973
Financial Assets Pledged as Collateral	100,091,787	51,064,021	—	946,925	—	152,102,733
Current Income Tax Assets	—	—	368,398	41,850	—	410,248
Investments in Equity Instruments	2,239,032	—	—	7	—	2,239,039
Equity Investments in Associates and Joint Ventures	666,769	—	—	—	—	666,769
Property, Plant and Equipment	103,694,179	12,010,385	414,097	145,466	(443,139)	115,820,988
Intangible Assets	34,525,100	3,304,352	73,620	609,947	—	38,513,019
Deferred Income Tax Assets	—	6,240,321	411,870	599,521	—	7,251,712
Assets for Insurance Contracts	—	—	4,932,269	—	—	4,932,269
Other Non-financial Assets	15,007,332	6,280,556	191,377	3,691,309	—	25,170,574
Non-current Assets Held for Sale	1,251	—	—	—	—	1,251
TOTAL ASSETS	2,931,528,859	445,929,896	13,680,086	38,074,259	(57,575,533)	3,371,637,567
LIABILITIES
Deposits	2,122,305,946	26,973,322	—	51,462	(7,352,996)	2,141,977,734
Liabilities at Fair Value Through Profit or Loss	78,223	—	—	—	—	78,223
Derivative Financial Instruments	2,935,291	—	—	—	(1,241,177)	1,694,114
Repurchase Transactions	—	10,916,515	—	—	(10,916,515)	—
Other Financial Liabilities	151,765,261	187,394,521	—	9,694,457	(74,970)	348,779,269
Financing Received from the Argentine Central Bank and Other Financial Institutions	10,488,009	60,018,558	—	—	(33,068,323)	37,438,244
Debt Securities	12,382,571	59,341,281	—	—	(4,420,525)	67,303,327
Current Income Tax Liabilities	3,121,865	1,163,753	1,266,801	3,247,514	—	8,799,933
Subordinated Debt Securities	45,405,004	—	—	—	—	45,405,004
Provisions	9,829,772	170,515	199,606	55,130	—	10,255,023
Deferred Income Tax Liabilities	5,244,791	—	124,658	996,944	—	6,366,393
Liabilities for Insurance Contracts	—	—	5,114,252	—	(4,332)	5,109,920
Other Non-financial Liabilities	67,238,020	13,669,425	1,737,302	6,961,634	(53,556)	89,552,825
TOTAL LIABILITIES	2,430,794,753	359,647,890	8,442,619	21,007,141	(57,132,394)	2,762,760,009

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.21
ASSETS
Cash and Due from Banks	451,386,804	10,643,164	104,273	8,714,984	(8,357,923)	462,491,302
Debt Securities at fair value through profit or loss	460,271,635	405,707	72,027	57,286	(1,217,662)	459,588,993
Derivative Financial Instruments	3,089,342	—	—	—	(660,119)	2,429,223
Repurchase Transactions	395,752,551	77,826	—	—	—	395,830,377
Other Financial Assets	34,736,204	4,809,344	847,035	5,134,335	—	45,526,918
Loans and Other Financing	1,121,202,076	341,958,707	14,421	4,972,885	(18,041,984)	1,450,106,105
Other Debt Securities	179,668,043	5,867	4,371,739	—	(244,647)	183,801,002
Financial Assets Pledged as Collateral	68,035,220	32,266	—	569,193	—	68,636,679
Current Income Tax Assets	—	—	121,500	27,285	—	148,785
Investments in Equity Instruments	2,438,670	—	—	12	—	2,438,682
Equity Investments in Associates and Joint Ventures	329,876	—	—	—	—	329,876
Property, Plant and Equipment	106,905,247	12,297,578	1,767,674	183,120	—	121,153,619
Intangible Assets	37,091,193	4,059,603	97,071	109,532	—	41,357,399
Deferred Income Tax Assets	—	6,850,041	756,908	742,656	—	8,349,605
Assets for Insurance Contracts	—	—	6,267,504	—	—	6,267,504
Other Non-financial Assets	12,387,987	3,978,994	190,923	3,698,224	—	20,256,128
Non-current Assets Held for Sale	1,280	—	—	—	—	1,280
TOTAL ASSETS	2,873,296,128	385,119,097	14,611,075	24,209,512	(28,522,335)	3,268,713,477
LIABILITIES
Deposits	2,027,157,625	52,678	—	—	(9,335,744)	2,017,874,559
Liabilities at Fair Value Through Profit or Loss	—	—	—	147,408	—	147,408
Derivative Financial Instruments	1,387,179	660,119	—	—	(660,119)	1,387,179
Repurchase transactions	631,362	—	—	—	—	631,362
Other Financial Liabilities	185,122,472	187,534,417	—	8,773,886	(199,199)	381,231,576
Financing Received from the Argentine Central Bank and Other Financial Institutions	17,433,425	45,561,413	—	—	(16,808,004)	46,186,834
Debt Securities	14,310,368	41,639,053	—	—	(1,462,309)	54,487,112
Current Income Tax Liabilities	10,101,341	6,776,142	417,111	1,520,125	—	18,814,719
Subordinated Debt Securities	51,182,953	—	—	—	—	51,182,953
Provisions	7,862,874	318,602	302,498	51,082	—	8,535,056
Deferred Income Tax Liabilities	9,337,606	—	497,718	743,106	—	10,578,430
Liabilities for Insurance Contracts	—	—	6,216,852	—	(1,724)	6,215,128
Other Non-financial Liabilities	58,548,495	15,291,982	1,855,619	2,715,009	(55,236)	78,355,869
TOTAL LIABILITIES	2,383,075,700	297,834,406	9,289,798	13,950,616	(28,522,335)	2,675,628,185
The information by geographic segments as of the indicated dates is presented below:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.22
Net Income from interest	154,615,269	—	(2,098,935)	152,516,334
Net fee Income	120,714,919	(39,492)	(2,974,406)	117,701,021
Net Income from Financial Instruments measured at fair value through Profit or Loss	335,808,800	44,540	2,258,171	338,111,511
Income from Derecognition of Assets Measured at Amortized Cost	597,435	—	—	597,435
Exchange rate Differences on Gold and Foreign Currency	20,129,855	7,960	—	20,137,815
Other Operating Income	93,780,646	19,887	(2,963,883)	90,836,650
Income from Insurance Business	8,575,976	—	5,114,755	13,690,731
Expected credit loss allowance	(52,451,787)	—	—	(52,451,787)
Personnel Expenses	(96,820,929)	(70,528)	—	(96,891,457)
Administrative Expenses	(91,582,940)	(153,807)	325,204	(91,411,543)
Depreciation and Impairment of Assets	(27,872,932)	(766)	(3,447)	(27,877,145)
Other Operating Expenses	(125,506,114)	(384)	7,096	(125,499,402)
Loss on net monetary position	(273,304,845)	(71,738)	—	(273,376,583)
Operating Income	66,683,353	(264,328)	(335,445)	66,083,580
Share of profit from Associates and Joint Ventures	(441,246)	—	—	(441,246)
Income before Taxes from Continuing Operations	66,242,107	(264,328)	(335,445)	65,642,334
Income Tax from Continuing Operations	(17,002,925)	—	—	(17,002,925)
Net Income from Continuing Operations	49,239,182	(264,328)	(335,445)	48,639,409
Net Income for the Year	49,239,182	(264,328)	(335,445)	48,639,409
Other Comprehensive Income (Loss)	(960,527)	—	—	(960,527)
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	48,278,646	(264,328)	(335,445)	47,678,873
Net Income for the Year Attributable to Non-controlling Interests	9	—	—	9

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.22
ASSETS
Cash and Due from Banks	448,863,724	3,729,346	(5,048,868)	447,544,202
Debt Securities at fair value through profit or loss	795,991,779	336,448	(4,057,904)	792,270,323
Derivative Financial Instruments	4,568,957	—	(1,241,177)	3,327,780
Repurchase Transactions	126,440,423	—	(10,916,515)	115,523,908
Other Financial Assets	55,623,034	—	(51,720)	55,571,314
Loans and Other Financing	1,279,069,937	117	(35,453,589)	1,243,616,465
Other Debt Securities	367,037,594	—	(362,621)	366,674,973
Financial Assets Pledged as Collateral	151,925,489	177,244	—	152,102,733
Current Income Tax Assets	410,248	—	—	410,248
Investments in Equity Instruments	2,239,039	—	—	2,239,039
Equity Investments in Associates and Joint Ventures	666,769	—	—	666,769
Property, Plant and Equipment	116,262,135	1,992	(443,139)	115,820,988
Intangible Assets	38,512,401	618	—	38,513,019
Deferred Income Tax Assets	7,251,712	—	—	7,251,712
Assets for Insurance Contracts	4,932,269	—	—	4,932,269
Other Non-financial Assets	25,169,334	1,240	—	25,170,574
Non-current Assets Held for Sale	1,251	—	—	1,251
TOTAL ASSETS	3,424,966,095	4,247,005	(57,575,533)	3,371,637,567
LIABILITIES
Deposits	2,149,330,730	—	(7,352,996)	2,141,977,734
Liabilities at Fair Value Through Profit or Loss	78,223	—	—	78,223
Derivative Financial Instruments	2,935,291	—	(1,241,177)	1,694,114
Repurchase Transactions	10,916,515	—	(10,916,515)	—
Other Financial Liabilities	345,024,725	3,829,514	(74,970)	348,779,269
Financing Received from the Argentine Central Bank and Other Financial Institutions	70,506,567	—	(33,068,323)	37,438,244
Debt Securities	71,723,852	—	(4,420,525)	67,303,327
Current Income Tax Liabilities	8,799,933	—	—	8,799,933
Subordinated Debt Securities	45,405,004	—	—	45,405,004
Provisions	10,255,023	—	—	10,255,023
Deferred Income Tax Liabilities	6,366,393	—	—	6,366,393
Liabilities for Insurance Contracts	5,114,252	—	(4,332)	5,109,920
Other Non-financial Liabilities	89,278,236	328,145	(53,556)	89,552,825
TOTAL LIABILITIES	2,815,734,744	4,157,659	(57,132,394)	2,762,760,009

NOTE 45. CAPITAL MANAGEMENT AND RISK POLICIES
The tasks related to risk information and internal control of each of the companies controlled by Grupo Financiero Galicia are defined and carried out rigorously by each of them.
Corporate risk management is monitored by the Audit Committee, which as well gathers and analyzes the information submitted by the main controlled companies.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
As of December 31, 2022, and December 31, 2021, Banco Galicia complied with the minimum capital requirement established by the Argentine Central Bank regulations. The balances of these items for Banco Galicia are detailed below, in accordance with the regulations and the currency in force each year.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Computable Regulatory Capital (RPC, as per the initials in Spanish) is made up of Core Capital and Supplementary Capital. Banco Galicia’s balance for such items as of December 31, 2022, and December 31, 2021, is as follows:

	12.31.22	12.31.21
Basic Shareholders’ Equity	505,589,433	257,700,315
(Deductible Items)	(63,094,866)	(35,563,896)
Equity Tier 1	442,494,567	222,136,419
Complementing shareholders’ Equity	36,138,983	29,006,025
Equity Tier 2	36,138,983	29,006,025
Regulatory Capital (RPC)	478,633,550	251,142,444
The breakdown of the minimum capital requirement determined for the Group is shown below:

	12.31.22	12.31.21
Credit Risk	109,407,718	63,920,141
Market Risk	6,642,210	1,133,654
Operational Risk	36,743,804	20,190,530
Minimum Capital Requirement	152,793,732	85,244,325
Integration	478,633,550	251,142,444
Excess	325,839,818	165,898,119
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
Brokerage/trading transactions that are allowed and regulated by the Policy are as follows:
•Brokerage of Government and Provincial Securities.
•Brokerage of Currencies on the Spot and Futures Markets
•Brokerage of Interest Rate Derivatives. Interest Rate Futures and Interest Rate Swaps.
•Brokerage of Debt Instruments Issued by the Argentine Central Bank.
•Brokerage of Third-party Debt securities.
•Brokerage of Shares.
For the fiscal year 2022, a unified limit was set for all operations of Ps.13,017,000.
The “price risk” (market) is daily managed according to the strategy approved, the purpose of which is to keep the Group present in the different currencies, variable- and fixed-income and derivatives markets, while obtaining the maximum return as possible on brokerage, without exposing the latter to excessive risk levels. Finally, the designed policy contributes

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
The Group’s exposure to the foreign exchange risk as of year-end by type of currency is shown below:

	Balances as of 12.31.22
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
US Dollar	563,733	(465,334)	(22,858)	75,541
Euro	5,758	(2,247)	—	3,511
Canadian Dollar	60	(12)	—	48
Real	70	—	—	70
Swiss Franc	80	(53)	—	27
Others	203	(112)	—	91
Total	569,904	(467,758)	(22,858)	79,288

	Balances as of 12.31.21
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
US Dollar	488,662	(484,868)	(2,515)	1,279
Euro	5,733	(1,214)	—	4,519
Canadian Dollar	62	(8)	—	54
Real	76	—	—	76
Swiss Franc	173	(62)	—	111
Others	166	(27)	—	139
Total	494,872	(486,179)	(2,515)	6,178

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Balances as of 12.31.22		Balances as of 12.31.21
Currency	Change	Income (Loss)	Shareholders’ Equity	Income (Loss)	Shareholders’ Equity
US Dollar	10%	7,554	83,095	128	1,407
	-10%	(7,554)	67,987	(128)	1,151
Euro	10%	351	3,862	452	4,971
	-10%	(351)	3,160	(452)	4,067
Canadian Dollar	10%	5	53	5	59
	-10%	(5)	43	(5)	49
Real	10%	7	77	8	84
	-10%	(7)	63	(8)	68
Swiss Franc	10%	3	30	11	122
	-10%	(3)	24	(11)	100
Others	10%	9	100	14	153
	-10%	(9)	82	(14)	125
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

	Term (in Days)
Assets and Liabilities at Variable Rate	Up to 30	From 30 to 90	From 90 to 180	From 180 to 365	More than 365	Total
As of 12.31.22
Total Financial Assets	1,564,252,720	222,116,924	182,093,779	174,281,923	859,624,928	3,002,370,274
Total Financial Liabilities	1,798,114,983	141,984,868	77,437,893	33,176,025	583,504,155	2,634,217,924
Net Amount	(233,862,263)	80,132,056	104,655,886	141,105,898	276,120,773	368,152,350
As of 12.31.21
Total Financial Assets	1,218,248,178	227,522,500	207,081,498	301,340,191	1,021,168,289	2,975,360,656
Total Financial Liabilities	1,594,006,099	187,902,631	74,947,553	47,271,067	668,187,409	2,572,314,759
Net Amount	(375,757,921)	39,619,869	132,133,945	254,069,124	352,980,880	403,045,897

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The table below shows the sensitivity to potential additional changes in interest rates in the next fiscal year, considering the breakdown as of December 31, 2022. The percentage change budgeted by the Group for fiscal year 2022 was determined considering 100 bps and changes are considered reasonably possible on the basis on an observation of market conditions.

	Additional Changes to the Interest Rate	Increase/(Decrease) in Income before Income Tax in Pesos	Increase/(Decrease) in Shareholders’ Equity in %
Decrease in Interest Rate	-100 bp	(490,165)	(0.1)%
Increase in Interest Rate	100 bp	490,165	0.1%
Liquidity Risk
It contemplates the risk that the Group is unable to offset or liquidate a position at market value because:
•the assets that are part thereof do not have a sufficient secondary market; or
•market changes.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The table below shows an analysis of maturities of assets and liabilities, determined based on the remaining period as of December 31, 2022, and December 31, 2021, based on undiscounted cash flows:

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.22
Assets
Debt Securities measured at Fair Value through Profit or Loss	1,014,064,047	1,114,527	1,313,225	5,516,817	—	1,022,008,616
Derivative Financial Instruments	3,327,780	—	—	—	—	3,327,780
Repurchase Transactions	119,021,390	—	—	—	—	119,021,390
Other Financial Assets	45,835,239	406,230	492,319	6,751,750	6,907,439	60,392,977
Loans and Other Financing	572,812,215	533,673,648	228,700,321	196,987,889	130,918,430	1,663,092,503
Other Debt Securities	367,461,993	642,649	927,063	2,624,321	—	371,656,026
Financial Assets Pledged as Collateral	152,102,733	—	—	—	—	152,102,733
Investments in Equity Instruments	2,239,039	—	—	—	—	2,239,039
Liabilities
Deposits	2,093,575,083	97,575,203	6,076,398	115,785	18	2,197,342,487
Liabilities at fair value through profit or loss	78,223	—	—	—	—	78,223
Derivative Financial Instruments	1,694,114	—	—	—	—	1,694,114
Other Financial Liabilities	239,554,117	101,045,209	370,307	2,605,966	917,819	344,493,418
Lease liabilities	229,377	716,603	890,882	3,233,811	1,725,391	6,796,064
Financing Received from the Argentine Central Bank and Other Financial Institutions	8,669,292	20,461,200	18,339,685	1,906,501	—	49,376,678
Debt Securities	8,357,182	38,668,400	24,315,628	28,427,101	—	99,768,311
Subordinated Debt Securities	1,721,348	—	1,721,348	54,145,714	—	57,588,410

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.21
Assets
Debt Securities measured at Fair Value through Profit or Loss	459,158,409	562,960	1,141,167	1,795,216	—	462,657,752
Derivative Financial Instruments	2,429,223	—	—	—	—	2,429,223
Repurchase Transactions	401,893,669	—	—	—	—	401,893,669
Other Financial Assets	28,902,509	239,689	290,485	6,710,386	—	36,143,069
Loans and Other Financing	535,304,629	544,921,482	351,054,269	226,381,525	72,794,906	1,730,456,811
Other Debt Securities	190,132,678	592,931	446,943	1,411,804	—	192,584,356
Financial Assets Pledged as Collateral	68,636,679	—	—	—	—	68,636,679
Investments in Equity Instruments	7,028,660	—	—	—	—	7,028,660
Liabilities
Deposits	1,911,054,137	124,684,660	5,988,451	219,481	43	2,041,946,772
Liabilities measured at Fair Value trough Profti or Loss	147,408	—	—	—	—	147,408
Derivative Financial Instruments	1,387,179	—	—	—	—	1,387,179
Repurchase transactions	631,362	—	—	—	—	631,362
Other Financial Liabilities	254,688,554	117,499,174	346,675	51,455	9802	372,595,660
Lease Liabilities	222,781	1,110,498	1,254,803	7,343,487	1,188,196	11,119,765
Financing Received from the Argentine Central Bank and Other Financial Institutions	10,129,288	9,005,852	30,998,853	7,751,230	—	57,885,223
Debt Securities	2,958,930	29,667,331	18,480,066	12,457,369	—	63,563,696
Subordinated Debt Securities	1,940,226	—	1,940,226	64,911,070	—	68,791,522
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The credit quality of debt securities as of December 31, 2022, is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Foreign government bonds	Private Securities	Total as of 12.31.22
AAA	—	—	—	—	—	2,563,265	121,962	2,685,227
AA+	—	—	39,560	—	—	—	—	39,560
AA	—	77,887	—	—	—	—	385,787	463,674
AA-	—	—	—	—	—	—	121,920	121,920
A+	—	—	—	—	—	—	8,021	8,021
A1	—	—	—	—	—	—	27,708	27,708
A	—	—	—	—	—	—	82,173	82,173
A2	—	—	—	—	—	—	363,054	363,054
A-	—	—	—	—	—	—	40,443	40,443
BBB	—	700,578	—	—	—	—	41,866	742,444
BBB.ar	—	—	—	—	—	—	21	21
B1	—	255,500	—	—	—	—	—	255,500
B	—	1,425,757	—	—	—	—	—	1,425,757
BB-	—	—	—	—	—	—	43,745	43,745
CCC	10,212,442	—	—	55,580,913	—	—	—	65,793,355
C	—	—	—	—	720,162,015	—	15,706	720,177,721
Total	10,212,442	2,459,722	39,560	55,580,913	720,162,015	2,563,265	1,252,406	792,270,323

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The credit quality of debt securities as of December 31, 2021, is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Foreign government bonds	Private Securities	Total as of 12.31.21
AAA	18,798,087	—	72	76,066,303	—	—	1,188,114	96,052,576
AA+	—	—	102,938	—	—	—	1,597,485	1,700,423
AA	10,942	—	—	61,085	—	—	21,217	93,244
AA-	—	—	—	—	—	—	3,161	3,161
A+	—	—	—	—	—	—	16,820	16,820
A1	—	—	—	—	—	—	75,886	75,886
A1+	—	—	2,466,371	—	—	—	995,099	3,461,470
A	—	—	—	—	—	—	715,736	715,736
A2	—	476,567	—	—	—	—	2,560	479,127
A-	—	—	—	—	—	—	76,156	76,156
A3	—	1,227,222	—	—	—	—	—	1,227,222
Baa1	—	—	184,726	—	—	—	—	184,726
Baa3	—	—	—	—	—	—	66,923	66,923
B1	—	279,082	—	—	—	—	—	279,082
B	—	132,512	—	—	—	—	—	132,512
BB-	—	—	—	—	—	—	3,647	3,647
BBB-	—	1,250,269	—	—	—	—	—	1,250,269
CCC	49,705	—	—	—	—	—	—	49,705
C	—	—	—	—	353,680,977	—	39,331	353,720,308
Total	18,858,734	3,365,652	2,754,107	76,127,388	353,680,977	—	4,802,135	459,588,993
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
To calculate the provisions for credit impairment risk, IFRS 9 differentiates between each of the three stages. The resulting concepts are explained as follows:
•Expected Credit Losses within a 12-month period: possible events of default within the 12 months following the date of the presentation of financial statements. Assets included in Stage 1 have their ECL measured at 12-month ECL.
•Lifetime Expected Credit Losses: ECL during the active period of the financial asset, which results of calculating the probability of impairment of an asset throughout its duration, up until its maturity. Instruments in Stage 2 or 3 have their ECL measured based on lifetime ECL.
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
Stage classification
Each subsidiary of Grupo Galicia classifies financial instruments subject to impairment under IFRS 9 in stages, as follows:
•Stage 1: in the case of retail portfolios, it includes every operation up to 31 days past due. In the case of wholesale portfolios, it considers every client whose BCRA situation indicates a normal status (A1) (i.e. low risk of bankruptcy).
•Stage 2: considers two groups:
•For retail and retail like Portfolios between 31 and 90 days past due. For wholesale it considers credit ratings for which the risk of default has increased significantly (B).
•Probability of Default (“PD”) or Score with impairment risk.
•Stage 3: For retail portfolios, it includes every operation amounting 90 or more days past due. For wholesale portfolios, it considers every client whose BCRA situation indicates serious risk of bankruptcy (C, D, E). Furthermore, this stage also includes refinanced transactions originated more than 90 days past due or with another transaction in force within the last 24 months.
Significant Increase in credit risk
The Group considers a financial instrument to have experienced a significant increase in credit risk when any of the following conditions exist:
____________________

[1]	The analysis of the customer’s cash flow shows that it is capable of attend adequately all its financial commitments.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Retail Portfolio

BCRA situation	Extra conditions to be considered stage 2
A, B1	- Cure (*)
- Between 30 and 90 past due days
- Probability of Default (“PD”) or Score (**) with impairment risk
C	- It does not apply to defaulted clients

Retail-like Portfolio

BCRA situation	Extra conditions to be considered stage 2
A, B1	- Cure (*)
- Between 30 and 90 past due days
- Probability of Default (“PD”) or Score (**) with impairment risk
C	- It does not apply to defaulted clients

Wholesale Portfolio

BCRA situation	Extra conditions to be considered stage 2
A	- Cure (*)
- BCRA situation B1
- Probability of Default (“PD”) or Score (**) with impairment risk
C	- It does not apply to defaulted clients

(*)	It refers to customers who have been in stage 3 and back to stage 1, the entity has decided to keep them in stage 2.
(**)	Internal scoring.
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
The default definition has been applied consistently to model the Probability of Default (PD), Exposure at Default (EAD) and Loss given Default (LGD) throughout the Group’s expected loss calculations:
•Probability of Default (“PD”): it represents the likelihood of a borrower defaulting on its financial obligation (as per the definition of default included above), either over the next 12 months or the remaining lifetime of the obligation.
•Exposure at the moment of Default (“EAD”): it is based on the amounts the Group expects to be owed at the time of default, over the next 12 months or over the remaining lifetime. For example, for a revolving commitment, the Group includes the current draw down balance plus any further amount that it is expected to be drawn up to the current contractual limit by the potential time of default.
•Loss given Default (“LGD”): this represents Grupo Galicia’s expectation of effective loss from the total exposure at default. Its value changes according to the counterparty, seniority of the claim and availability of collateral or other credit support. LGD is expressed as a percentage loss per Peso of exposure at the time of default and is calculated over the term of the relevant obligation.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
IFRS 9 establishes the following standards regarding the estimation of credit loss:
•An unbiased weighted probability index determined by the evaluation of different outcomes.
•Time value of money
•Reasonable and sustainable information available at no additional cost or effort that provides evidence to support forecasts, as well as present conditions and past events.
According to IFRS 9, Grupo Galicia prepared three different scenarios with different probabilities: a base scenario with 70% probability of occurrence, a pessimistic scenario with 15% probability of occurrence and an optimistic scenario with 15% probability of occurrence.

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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Key macroeconomic variables used in the scenarios described below are shown in the table:

Macroeconomic Variable Projections (%)		QI - 2023 (*)	QII - 2023 (*)	QIII - 2023 (*)	QIV - 2023 (*)
GDP	Base	0.5%	2.3%	4.7%	2.2%
	Optimistic	-0.5%	0.3%	1.6%	-1.8%
	Pessimistic	1.6%	4.4%	8.0%	6.5%
Unemployment Rate	Base	-12.7%	-14.7%	-12.8%	-9.8%
	Optimistic	-10.5%	-12.6%	-10.6%	-7.4%
	Pessimistic	-17.9%	-19.7%	-17.8%	-15.3%
Real Salary	Base	4.8%	7.1%	2.2%	4.9%
	Optimistic	2.7%	3.0%	-3.0%	-2.3%
	Pessimistic	6.8%	10.4%	5.7%	10.3%
Badlar rate	Base	-40.3%	-27.4%	2.5%	9.1%
	Optimistic	-37.5%	-20.4%	18.1%	32.9%
	Pessimistic	-45.8%	-40.2%	-22.9%	-24.9%
Consumer Price Index (CPI)	Base	-52.9%	-54.1%	-52.6%	-51.6%
	Optimistic	-51.4%	-51.3%	-48.5%	-46.0%
	Pessimistic	-55.2%	-58.4%	-59.0%	-60.0%
(*) These variations were calculated based on annual basis.
Grupo Galicia has also carried out sensitivity analysis to assess the impact of volatility on macroeconomic variables on the result of the expected credit losses.

Scenario 1 (change in the probability of the macroeconomic scenarios)	Base scenario	Sensitivity
Regular scenario	70%	45%
Positive scenario	15%	10%
Negative scenario	15%	45%
Grupo Financiero Galicia ECL	69,963,024	73,414,144
Retail, Retail like and Wholesale ECL	53,494,466	54,423,670
Naranja ECL	16,468,558	18,990,474

Scenario 2 (change in forecast PIB, inflation, nominal exchange rate, unemployment, current account)	Regular scenario	Positive scenario	Negative scenario
Macroeconomic scenario probability	70%	15%	15%

		Sensitivity
GDP	1%	5%	1%
Unemployment Rate	10%	10%	10%
Real Salary	-5%	-5%	-5%
Badlar	5%	2%	5%
CPI	2%	2%	2%
Grupo Financiero Galicia ECL		76,673,078
Retail, Retail like and Wholesale RCL		57,682,604
Naranja ECL		18,990,474

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
The following table contains an analysis of the credit risk exposure of financial instruments for which an ECL allowance is recognized.

	Retail Portfolio
	December 31, 2022				December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	338,150,700	48,504,317	2,774,855	389,429,872	433,722,384
1-30	6,906,848	3,991,341	596,248	11,494,437	11,861,749
31-60	—	3,574,414	483,375	4,057,789	4,344,289
61-90	—	3,408,034	1,129,396	4,537,430	3,027,636
Default	—	—	16,272,757	16,272,757	27,483,672
Gross Carrying amount	345,057,548	59,478,106	21,256,631	425,792,285	480,439,730
Loss allowance	(13,799,965)	(10,449,275)	(17,663,734)	(41,912,974)	(60,820,412)
Net Carrying amount	331,257,583	49,028,831	3,592,897	383,879,311	419,619,318

	Retail like Portfolio
	December 31, 2022				December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	285,232,375	13,791,961	991,392	300,015,728	332,411,365
1-30	3,252,010	765,050	335,489	4,352,549	3,582,700
31-60	—	984,980	178,799	1,163,779	754,843
61-90	—	311,254	322,016	633,270	515,614
Default	—	—	2,569,606	2,569,606	4,338,644
Gross Carrying amount	288,484,385	15,853,245	4,397,302	308,734,932	341,603,166
Loss allowance	(4,460,088)	(853,819)	(2,758,796)	(8,072,703)	(8,236,841)
Net Carrying amount	284,024,297	14,999,426	1,638,506	300,662,229	333,366,325

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Wholesale Portfolio
	December 31, 2022				December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
A	903,893,469	5,013,457	—	908,906,926	1,000,961,837
B1	—	960,759	—	960,759	417,940
Default	—	—	406,853	406,853	1,422,154
Gross Carrying amount	903,893,469	5,974,216	406,853	910,274,538	1,002,801,931
Loss allowance	(2,811,154)	(426,487)	(271,148)	(3,508,789)	(4,898,659)
Net Carrying amount	901,082,315	5,547,729	135,705	906,765,749	997,903,272

	Naranja X
	December 31, 2022				December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	303,711,671	1,995,712	482,741	306,190,124	329,892,757
1-30	18,495,084	806,646	139,159	19,440,889	15,737,905
31-60	—	6,682,840	144,715	6,827,555	4,724,469
61-90	—	2,820,265	114,012	2,934,277	2,473,086
Default	—	—	8,280,357	8,280,357	7,727,163
Gross Carrying amount	322,206,755	12,305,463	9,160,984	343,673,202	360,555,380
Loss allowance	(7,874,190)	(3,297,262)	(5,297,106)	(16,468,558)	(18,763,655)
Net Carrying amount	314,332,565	9,008,201	3,863,878	327,204,644	341,791,725

	Retail Portfolio
	December 31, 2021				December 31, 2020
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	320,364,389	107,481,301	5,876,694	433,722,384	479,431,987
1-30	5,017,194	5,631,652	1,212,903	11,861,749	11,915,088
31-60	—	3,453,046	891,243	4,344,289	3,076,452
61-90	—	1,754,004	1,273,632	3,027,636	1,929,130
Default	—	—	27,483,672	27,483,672	16,338,835
Gross Carrying amount	325,381,583	118,320,003	36,738,144	480,439,730	512,691,492
Loss allowance	(11,385,942)	(19,512,589)	(29,921,881)	(60,820,412)	(69,025,765)
Net Carrying amount	313,995,641	98,807,414	6,816,263	419,619,318	443,665,727

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Retail like Portfolio
	December 31, 2021				December 31, 2020
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	299,083,771	31,221,936	2,105,658	332,411,365	346,717,647
1-30	2,153,637	1,026,827	402,236	3,582,700	5,083,637
31-60	—	591,067	163,776	754,843	636,424
61-90	—	273,453	242,161	515,614	179,077
Default	—	—	4,338,644	4,338,644	3,491,097
Gross Carrying amount	301,237,408	33,113,283	7,252,475	341,603,166	356,107,882
Loss allowance	(502,138)	(2,651,733)	(5,082,970)	(8,236,841)	(13,295,225)
Net Carrying amount	300,735,270	30,461,550	2,169,505	333,366,325	342,812,657

	Wholesale Portfolio
	December 31, 2021				December 31, 2020
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
A	967,578,509	33,383,328	—	1,000,961,837	812,383,746
B1	—	417,940	—	417,940	2,946,857
Default	—	—	1,422,154	1,422,154	2,340,836
Gross Carrying amount	967,578,509	33,801,268	1,422,154	1,002,801,931	817,671,439
Loss allowance	(2,854,090)	(623,198)	(1,421,371)	(4,898,659)	(9,378,252)
Net Carrying amount	964,724,419	33,178,070	783	997,903,272	808,293,187

	Naranja X
	December 31, 2021				December 31, 2020
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	325,828,310	3,505,494	558,953	329,892,757	256,552,154
1-30	14,711,777	863,047	163,081	15,737,905	10,332,004
31-60	—	4,626,519	97,950	4,724,469	2,648,967
61-90	—	2,389,335	83,751	2,473,086	1,186,546
Default	—	—	7,727,163	7,727,163	5,806,493
Gross Carrying amount	340,540,087	11,384,395	8,630,898	360,555,380	276,526,164
Loss allowance	(11,059,883)	(2,449,329)	(5,254,443)	(18,763,655)	(18,068,601)
Net Carrying amount	329,480,204	8,935,066	3,376,455	341,791,725	258,457,563
The Grupo Galicia employs a range of policies and practices to mitigate credit risk. The most common of these is accepting collateral for loans or funds advanced. The Group has internal policies on the acceptability of specific classes of collateral.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Grupo Galicia policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by the Group since the prior period.
This table provides information on balance sheet items and their collateral in offsets as well as loan and other credit-related commitments.
Assets Subject to Impairment

Item	Carrying Amount	Loss Allowances	Net Gross Carrying Amount	Collateral´s Fair Value
Advances	66,463,313	(1,396,467)	65,066,846	—
Documents	310,595,276	(1,004,755)	309,590,521	—
Mortgage Loans	19,400,825	(4,050,793)	15,350,032	296,771,586
Pledge Loans	25,613,225	(201,195)	25,412,030	135,790,974
Personal Loans	113,819,719	(14,698,456)	99,121,263	—
Credit Card Loans	650,493,992	(30,802,855)	619,691,137	—
Financial Leases	3,478,221	(29,020)	3,449,201	—
Others	798,610,386	(17,779,483)	780,830,903	222,172,002
Total as of December 31, 2022	1,988,474,957	(69,963,024)	1,918,511,933	654,734,562
The following table shows information about the mortgage portfolio LTV distribution.

Mortgages Portfolio -LTV Distribution	Exposure
Lower than 50%	43,745
50 to 60%	12,632
60 to 70%	4,474
70 to 80%	1,393
80 to 90%	731
90 to 100%	400
Higher than 100%	416
Total	63,791
Evolution of the exposure to credit risk and the related allowances
The credit risk allowance recognized in the fiscal year is affected by a variety of factors, such as:
•transfers between Stage 1 and Stages 2 or 3 because the financial instruments experience significant credit risk increases (or decreases), or become impaired in the period, with the corresponding “increase” (or “decrease”) between the 12-month and Lifetime ECL;
•additional allocations for new financial instruments recognized during the fiscal year, as well as reversals of allowances for loan losses for financial instruments derecognized in the fiscal year;
•impact on ECL measurements of changes in PD, EAD and LGD in the fiscal year, arising from the periodic update of inputs to the models;
•impact on ECL measurement due to changes in models and assumptions;
•impacts due to passing of time resulting from an update to the present value;
•local currency translations for assets denominated in foreign currency and other changes;
•financial assets derecognized during the period and application of allowances related to assets derecognized in the balance sheet during the fiscal year; and

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following tables explain the changes in the loss allowance between the beginning and the end of the fiscal year due to these factors:

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	11,385,942	19,512,589	29,921,881	60,820,412
Inflation effect	(7,076,542)	(9,365,996)	(14,643,752)	(31,086,290)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(386,558)	386,558	—	—
Transfer from Stage 1 to Stage 3	(203,345)	—	203,345	—
Transfer from Stage 2 to Stage 1	1,144,510	(1,144,510)	—	—
Transfer from Stage 2 to Stage 3	—	(556,417)	556,417	—
Transfer from Stage 3 to Stage 1	—	556,846	(556,846)	—
Transfer from Stage 3 to Stage 2	893,879	—	(893,879)	—
New Financial Assets Originated or Purchased	10,808,982	8,178,683	9,714,517	28,702,182
Changes in PDs/LGDs/EADs	911,533	1,114,440	(1,445,831)	580,142
Foreign exchange and other movements	(2,037,565)	(4,006,227)	1,533,738	(4,510,054)
Other movements with no P&L impact
Write-offs and other movements	(1,640,871)	(4,226,691)	(6,725,856)	(12,593,418)
Loss Allowance as of December 31, 2022	13,799,965	10,449,275	17,663,734	41,912,974

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	502,138	2,651,733	5,082,970	8,236,841
Inflation effect	(1,309,196)	(1,144,910)	(2,381,663)	(4,835,769)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(10,610)	10,610	—	—
Transfer from Stage 1 to Stage 3	(2,675)	—	2,675	—
Transfer from Stage 2 to Stage 1	45,464	(45,464)	—	—
Transfer from Stage 2 to Stage 3	—	(12,252)	12,252	—
Transfer from Stage 3 to Stage 1	—	46,431	(46,431)	—
Transfer from Stage 3 to Stage 2	32,962	—	(32,962)	—
New Financial Assets Originated or Purchased	4,818,218	634,751	2,043,634	7,496,603
Changes in PDs/LGDs/EADs	708,124	175,892	(25,254)	858,762
Foreign exchange and other movements	(125,987)	(1,343,062)	(480,160)	(1,949,209)
Other movements with no P&L impact
Write-offs and other movements	(198,350)	(119,910)	(1,416,265)	(1,734,525)
Loss Allowance as of December 31, 2022	4,460,088	853,819	2,758,796	8,072,703

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	2,854,090	623,198	1,421,371	4,898,659
Inflation effect	(1,384,307)	(322,304)	(469,961)	(2,176,572)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(2,353)	2,353	—	—
Transfer from Stage 1 to Stage 3	(723)	—	723	—
Transfer from Stage 2 to Stage 1	62,106	(62,106)	—	—
Transfer from Stage 2 to Stage 3	—	(46)	46	—
Transfer from Stage 3 to Stage 1	—	—	—	—
Transfer from Stage 3 to Stage 2	—	—	—	—
New Financial Assets Originated or Purchased	3,169,125	389,542	148,122	3,706,789
Changes in PDs/LGDs/EADs	(2,978)	(32,146)	(97)	(35,221)
Foreign exchange and other movements	(62,244)	63,572	139,465	140,793
Other movements with no P&L impact
Write-offs and other movements	(1,821,562)	(235,576)	(968,521)	(3,025,659)
Loss Allowance as of December 31, 2022	2,811,154	426,487	271,148	3,508,789

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	11,059,883	2,449,329	5,254,443	18,763,655
Inflation effect	(6,283,934)	(1,993,355)	(3,521,273)	(11,798,562)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(227,468)	227,468	—	—
Transfer from Stage 1 to Stage 3	(272,750)	—	272,750	—
Transfer from Stage 2 to Stage 1	160,125	(160,125)	—	—
Transfer from Stage 2 to Stage 3	—	(242,841)	242,841	—
Transfer from Stage 3 to Stage 1	—	15,409	(15,409)	—
Transfer from Stage 3 to Stage 2	21,088	—	(21,088)	—
New Financial Assets Originated or Purchased	3,808,598	4,107,568	6,463,039	14,379,205
Changes in PDs/LGDs/EADs	(1,687,752)	(171,569)	(384,925)	(2,244,246)
Foreign exchange and other movements	1,893,302	(231,845)	851,828	2,513,285
Other movements with no P&L impact
Write-offs and other movements	(596,902)	(702,777)	(3,845,100)	(5,144,779)
Loss Allowance as of December 31, 2022	7,874,190	3,297,262	5,297,106	16,468,558

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2020	14,566,640	37,129,499	17,329,625	69,025,764
Inflation effect	(5,131,753)	(11,610,961)	(9,361,388)	(26,104,102)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(1,000,522)	1,000,522	—	—
Transfer from Stage 1 to Stage 3	(359,222)	—	359,222	—
Transfer from Stage 2 to Stage 1	1,404,210	(1,404,210)	—	—
Transfer from Stage 2 to Stage 3	—	(1,095,367)	1,095,367	—
Transfer from Stage 3 to Stage 1	—	901,772	(901,772)	—
Transfer from Stage 3 to Stage 2	470,276	—	(470,276)	—
New Financial Assets Originated or Purchased	3,617,411	4,643,702	17,886,568	26,147,681
Changes in PDs/LGDs/EADs	660,892	1,666,662	(2,283,492)	44,062
Foreign exchange and other movements	(1,757,911)	(10,275,159)	11,036,132	(996,938)
Other movements with no P&L impact
Write-offs and other movements	(1,084,079)	(1,443,871)	(4,768,105)	(7,296,055)
Loss Allowance as of December 31, 2021	11,385,942	19,512,589	29,921,881	60,820,412

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2020	1,644,197	6,265,275	5,385,753	13,295,225
Inflation effect	(397,806)	(1,816,419)	(2,100,227)	(4,314,452)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(73,579)	73,579	—	—
Transfer from Stage 1 to Stage 3	(22,615)	—	22,615	—
Transfer from Stage 2 to Stage 1	88,736	(88,736)	—	—
Transfer from Stage 2 to Stage 3	—	(86,393)	86,393	—
Transfer from Stage 3 to Stage 1	—	91,506	(91,506)	—
Transfer from Stage 3 to Stage 2	134,051	—	(134,051)	—
New Financial Assets Originated or Purchased	328,643	98,061	4,021,445	4,448,149
Changes in PDs/LGDs/EADs	(503,959)	(341,225)	(505,660)	(1,350,844)
Foreign exchange and other movements	(3,623)	(1,368,845)	86,338	(1,286,130)
Other movements with no P&L impact
Write-offs and other movements	(691,907)	(175,070)	(1,688,130)	(2,555,107)
Loss Allowance as of December 31, 2021	502,138	2,651,733	5,082,970	8,236,841

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2020	5,762,039	1,832,073	1,784,140	9,378,252
Inflation effect	(1,621,545)	(663,489)	(506,298)	(2,791,332)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(41,528)	41,528	—	—
Transfer from Stage 1 to Stage 3	—	—	—	—
Transfer from Stage 2 to Stage 1	272,260	(272,260)	—	—
Transfer from Stage 2 to Stage 3	—	(600,730)	600,730	—
Transfer from Stage 3 to Stage 1	—	—	—	—
Transfer from Stage 3 to Stage 2	—	—	—	—
New Financial Assets Originated or Purchased	1,951,943	413,186	577	2,365,706
Changes in PDs/LGDs/EADs	468,363	25,084	(88,080)	405,367
Foreign exchange and other movements	(3,008,409)	(50,360)	676,978	(2,381,791)
Other movements with no P&L impact
Write-offs and other movements	(929,033)	(101,834)	(1,046,676)	(2,077,543)
Loss Allowance as of December 31, 2021	2,854,090	623,198	1,421,371	4,898,659

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2020	10,901,355	1,732,257	5,434,989	18,068,601
Inflation effect	(4,150,042)	(818,358)	(1,974,916)	(6,943,316)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(163,872)	163,872	—	—
Transfer from Stage 1 to Stage 3	(262,684)	—	262,684	—
Transfer from Stage 2 to Stage 1	433,524	(433,524)	—	—
Transfer from Stage 2 to Stage 3	—	(196,496)	196,496	—
Transfer from Stage 3 to Stage 1	—	20,759	(20,759)	—
Transfer from Stage 3 to Stage 2	333,281	—	(333,281)	—
New Financial Assets Originated or Purchased	6,959,111	2,782,950	5,694,790	15,436,851
Changes in PDs/LGDs/EADs	(1,976,128)	(275,449)	(596,722)	(2,848,299)
Foreign exchange and other movements	(165,286)	(36,732)	(78,800)	(280,818)
Other movements with no P&L impact
Write-offs and other movements	(849,376)	(489,950)	(3,330,038)	(4,669,364)
Loss Allowance as of December 31, 2021	11,059,883	2,449,329	5,254,443	18,763,655

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2019	16,212,557	7,511,120	18,319,003	42,042,680
Inflation effect	(5,714,689)	(5,590,035)	(6,541,478)	(17,846,202)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(1,465,659)	1,465,659	—	—
Transfer from Stage 1 to Stage 3	(347,548)	—	347,548	—
Transfer from Stage 2 to Stage 1	1,139,386	(1,139,386)	—	—
Transfer from Stage 2 to Stage 3	—	(988,108)	988,108	—
Transfer from Stage 3 to Stage 1	585,092	—	(585,092)	—
Transfer from Stage 3 to Stage 2	—	1,061,621	(1,061,621)	—
New Financial Assets Originated or Purchased	4,075,738	2,294,331	6,094,385	12,464,454
Changes in PDs/LGDs/EADs	7,087,517	33,062,541	8,110,954	48,261,012
Foreign exchange and other movements	(3,960,745)	1,557,157	1,618,501	(785,087)
Other movements with no P&L impact
Write-offs and other movements	(3,045,009)	(2,105,401)	(9,960,683)	(15,111,093)
Loss Allowance as of December 31, 2020	14,566,640	37,129,499	17,329,625	69,025,764

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2019	1,412,677	586,483	10,065,525	12,064,685
Inflation effect	(472,580)	(527,464)	(2,991,632)	(3,991,676)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(106,501)	106,501	—	—
Transfer from Stage 1 to Stage 3	(10,003)	—	10,003	—
Transfer from Stage 2 to Stage 1	86,330	(86,330)	—	—
Transfer from Stage 2 to Stage 3	—	(25,863)	25,863	—
Transfer from Stage 3 to Stage 1	(50,469)	—	50,469	—
Transfer from Stage 3 to Stage 2	—	212,515	(212,515)	—
New Financial Assets Originated or Purchased	1,408,460	458,350	3,820,066	5,686,876
Changes in PDs/LGDs/EADs	(3,309,974)	5,077,553	1,949,467	3,717,046
Foreign exchange and other movements	3,393,691	1,257,930	(57,840)	4,593,781
Other movements with no P&L impact
Write-offs and other movements	(707,434)	(794,400)	(7,273,653)	(8,775,487)
Loss Allowance as of December 31, 2020	1,644,197	6,265,275	5,385,753	13,295,225

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2019	1,996,426	885,647	17,983,770	20,865,843
Inflation effect	88,356	(38,504)	(4,582,608)	(4,532,756)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(177,575)	177,575	—	—
Transfer from Stage 1 to Stage 3	(39)	—	39	—
Transfer from Stage 2 to Stage 1	15,741	(15,741)	—	—
Transfer from Stage 2 to Stage 3	—	(50,175)	50,175	—
Transfer from Stage 3 to Stage 1	—	—	—	—
Transfer from Stage 3 to Stage 2	—	—	—	—
New Financial Assets Originated or Purchased	1,779,765	312,415	146,712	2,238,892
Changes in PDs/LGDs/EADs	5,396,825	1,214,580	2,661,278	9,272,683
Foreign exchange and other movements	319,447	218,270	(47,306)	490,411
Other movements with no P&L impact
Write-offs and other movements	(3,656,907)	(871,994)	(14,427,920)	(18,956,821)
Loss Allowance as of December 31, 2020	5,762,039	1,832,073	1,784,140	9,378,252

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2019	8,099,136	2,818,599	18,756,242	29,673,977
Inflation effect	(2,829,398)	(856,196)	(5,317,832)	(9,003,426)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(212,200)	212,200	—	—
Transfer from Stage 1 to Stage 3	(428,479)	—	428,479	—
Transfer from Stage 2 to Stage 1	—	(455,791)	455,791	—
Transfer from Stage 2 to Stage 3	511,451	(511,451)	—	—
Transfer from Stage 3 to Stage 1	318,643	—	(318,643)	—
Transfer from Stage 3 to Stage 2	—	39,923	(39,923)	—
New Financial Assets Originated or Purchased	8,587,755	729,179	778,649	10,095,583
Changes in PDs/LGDs/EADs	855,643	241,941	860,966	1,958,550
Foreign exchange and other movements	—	—	—	—
Other movements with no P&L impact
Write-offs and other movements	(4,001,196)	(486,147)	(10,168,740)	(14,656,083)
Loss Allowance as of December 31, 2020	10,901,355	1,732,257	5,434,989	18,068,601

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table further explains changes in the gross carrying amount of specific segment portfolio to help explain their significance to the changes in the loss allowance:

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2021	325,381,583	118,320,003	36,738,144	480,439,730
Transfers:
Transfers from Stage 1 to Stage 2	(9,462,311)	9,462,311	—	—
Transfers from Stage 1 to Stage 3	(3,278,979)	—	3,278,979	—
Transfers from Stage 2 to stage 1	22,163,715	(22,163,715)	—	—
Transfers from Stage 2 to Stage 3	—	(2,707,010)	2,707,010	—
Transfers from Stage 3 to Stage 2	—	746,701	(746,701)	—
Transfers from Stage 3 to Stage 1	1,171,318	—	(1,171,318)	—
Financial assets derecognized during the period other than write-offs	(46,492,531)	(23,056,454)	(10,666,548)	(80,215,533)
New financial assets originated or purchased	152,427,910	30,522,084	9,337,360	192,287,354
Foreign exchange and other movements	60,514,540	5,932,842	(342,228)	66,105,154
Inflation Effect	(157,367,697)	(57,578,656)	(17,878,067)	(232,824,420)
Gross carrying amount as of December 31, 2022	345,057,548	59,478,106	21,256,631	425,792,285

	Stage 1	Stage 2	Stage 3
Retail like Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2021	301,237,408	33,113,283	7,252,475	341,603,166
Transfers:
Transfers from Stage 1 to Stage 2	(2,683,417)	2,683,417	—	—
Transfers from Stage 1 to Stage 3	(306,706)	—	306,706	—
Transfers from Stage 2 to Stage 1	6,849,837	(6,849,837)	—	—
Transfers from Stage 2 to Stage 3	—	(280,745)	280,745	—
Transfers from Stage 3 to Stage 2	—	66,910	(66,910)	—
Transfers from Stage 3 to Stage 1	46,340	—	(46,340)	—
Financial assets derecognized during the period other than write-offs	(102,487,078)	(5,665,314)	(2,636,810)	(110,789,202)
New financial assets originated or purchased	227,094,096	7,952,659	2,467,999	237,514,754
Foreign exchange and other movements	5,326,574	946,955	368,745	6,642,274
Inflation Effect	(146,592,669)	(16,114,083)	(3,529,308)	(166,236,060)
Gross carrying amount as of December 31, 2022	288,484,385	15,853,245	4,397,302	308,734,932

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2021	967,578,509	33,801,268	1,422,154	1,002,801,931
Transfers:
Transfers from Stage 1 to Stage 2	(665,540)	665,540	—	—
Transfers from Stage 1 to Stage 3	(255,703)	—	255,703	—
Transfers from Stage 2 to Stage 1	3,641,094	(3,641,094)	—	—
Transfers from Stage 2 to Stage 3	—	(14,672)	14,672	—
Transfers from Stage 3 to Stage 2	—	—	—	—
Transfers from Stage 3 to Stage 1	—	—	—	—
Financial assets derecognized during the period other than write-offs	(637,090,574)	(11,132,908)	(1,272,683)	(649,496,165)
New financial assets originated or purchased	814,445,099	2,747,286	176,058	817,368,443
Foreign exchange and other movements	44,688,624	(2,324)	503,019	45,189,319
Inflation Effect	(288,448,040)	(16,448,880)	(692,070)	(305,588,990)
Gross carrying amount as of December 31, 2022	903,893,469	5,974,216	406,853	910,274,538

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2021	340,540,087	11,384,395	8,630,898	360,555,380
Transfers:
Transfers from Stage 1 to Stage 2	(4,835,368)	4,835,368	—	—
Transfers from Stage 1 to Stage 3	(4,490,879)	—	4,490,879	—
Transfers from Stage 2 to Stage 1	2,890,092	(2,890,092)	—	—
Transfers from Stage 2 to Stage 3	—	(1,002,079)	1,002,079	—
Transfers from Stage 3 to Stage 2	—	59,015	(59,015)	—
Transfers from Stage 3 to Stage 1	492,246	—	(492,246)	—
Financial assets derecognized during the period other than write-offs	(4,880,277)	(1,806,648)	(3,797,975)	(10,484,900)
New financial assets originated or purchased	158,209,583	7,265,549	3,586,461	169,061,593
Foreign exchange and other movements	—	—	—	—
Inflation Effect	(165,718,729)	(5,540,045)	(4,200,097)	(175,458,871)
Gross carrying amount as of December 31, 2022	322,206,755	12,305,463	9,160,984	343,673,202

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2020	343,769,409	147,722,731	21,199,352	512,691,492
Transfers:
Transfers from Stage 1 to Stage 2	(24,353,507)	24,353,507	—	—
Transfers from Stage 1 to Stage 3	(7,160,779)	—	7,160,779	—
Transfers from Stage 2 to Stage 1	24,030,326	(24,030,326)	—	—
Transfers from Stage 2 to Stage 3	—	(10,011,916)	10,011,916	—
Transfers from Stage 3 to Stage 2	—	1,222,395	(1,222,395)	—
Transfers from Stage 3 to Stage 1	645,141	—	(645,141)	—
Financial assets derecognized during the period other than write-offs	(33,541,699)	(15,925,615)	(6,656,773)	(56,124,087)
New financial assets originated or purchased	90,812,821	37,371,767	17,950,811	146,135,399
Foreign exchange and other movements	46,033,242	7,472,736	(3,905,786)	49,600,192
Inflation Effect	(114,853,371)	(49,855,276)	(7,154,619)	(171,863,266)
Gross carrying amount as of December 31, 2021	325,381,583	118,320,003	36,738,144	480,439,730

	Stage 1	Stage 2	Stage 3
Retail like Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2020	310,987,242	38,096,531	7,024,110	356,107,883
Transfers:
Transfers from Stage 1 to Stage 2	(11,610,657)	11,610,657	—	—
Transfers from Stage 1 to Stage 3	(601,556)	—	601,556	—
Transfers from Stage 2 to Stage 1	5,831,753	(5,831,753)	—	—
Transfers from Stage 2 to Stage 3	—	(840,461)	840,461	—
Transfers from Stage 3 to Stage 2	—	140,495	(140,495)	—
Transfers from Stage 3 to Stage 1	192,707	—	(192,707)	—
Financial assets derecognized during the period other than write-offs	(121,979,493)	(7,678,208)	(2,630,203)	(132,287,904)
New financial assets originated or purchased	227,280,279	8,808,873	4,761,680	240,850,832
Foreign exchange and other movements	(3,907,078)	1,664,434	(641,345)	(2,883,989)
Inflation Effect	(104,955,789)	(12,857,285)	(2,370,582)	(120,183,656)
Gross carrying amount as of December 31, 2021	301,237,408	33,113,283	7,252,475	341,603,166

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2020	787,770,121	39,865,673	2,340,837	829,976,631
Transfers:
Transfers from Stage 1 to Stage 2	(10,752,480)	10,752,480	—	—
Transfers from Stage 1 to Stage 3	—	—	—	—
Transfers from Stage 2 to Stage 1	2,253,243	(2,253,243)	—	—
Transfers from Stage 2 to Stage 3	—	(853,309)	853,309	—
Transfers from Stage 3 to Stage 2	—	—	—	—
Transfers from Stage 3 to Stage 1	—	—	—	—
Financial assets derecognized during the period other than write-offs	(482,790,522)	(8,525,129)	(909,573)	(492,225,224)
New financial assets originated or purchased	681,349,422	16,588,494	1,079	697,938,995
Foreign exchange and other movements	174,843,635	(8,319,342)	(73,484)	166,450,809
Inflation Effect	(185,094,910)	(13,454,356)	(790,014)	(199,339,280)
Gross carrying amount as of December 31, 2021	967,578,509	33,801,268	1,422,154	1,002,801,931

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2020	262,330,753	7,220,399	6,975,012	276,526,164
Transfers:
Transfers from Stage 1 to Stage 2	(3,261,759)	3,261,759	—	—
Transfers from Stage 1 to Stage 3	(3,799,780)	—	3,799,780	—
Transfers from Stage 2 to Stage 1	2,411,298	(2,411,298)	—	—
Transfers from Stage 2 to Stage 3	—	(689,135)	689,135	—
Transfers from Stage 3 to Stage 2	—	30,773	(30,773)	—
Transfers from Stage 3 to Stage 1	488,500	—	(488,500)	—
Financial assets derecognized during the period other than write-offs	(4,303,118)	(1,276,805)	(4,384,804)	(9,964,727)
New financial assets originated or purchased	175,208,793	7,685,532	4,425,060	187,319,385
Foreign exchange and other movements	—	—	—	—
Inflation Effect	(88,534,600)	(2,436,830)	(2,354,012)	(93,325,442)
Gross carrying amount as of December 31, 2021	340,540,087	11,384,395	8,630,898	360,555,380
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
It represents the possibility of fluctuations in placements that prevent Banco Galicia or its subsidiaries from obtaining the expected results of operations. These potential affected results of operations would give rise to lower income or higher costs regardless of what was budgeted.
Money Laundering and Terrorist Financing Risk
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
Likewise, several claims for refund of the Income Tax paid in excess for the fiscal years 2014, 2015, 2016, 2017, 2018, 2019, and 2021, for the amounts of Ps.433,815, Ps.459,319, Ps.944,338, Ps.866,842, Ps.3,646,382, Ps.4,403,712 and Ps.629,837, respectively, have been submitted to the Federal Administration of Public Revenue (Administración Federal de

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Ingresos Públicos, AFIP). These claims are based on Argentine jurisprudence that establishes the unconstitutionality of the rules disabling the application of the tax inflation adjustment, resulting in confiscatory situations. Considering the delay in the resolution by the Federal Administration of Public Revenue, the corresponding judicial claims were filed.
Identical claims were filed by other Group subsidiaries before the Federal Administration of Public Revenue:
Tarjetas Cuyanas S.A., (Tarjeta Naranja S.A.U. predecessor company), for 2014 and 2016 periods, for an amount of Ps.145,478, nominal value; Tarjeta Naranja S.A.U., for 2014 and 2016 periods, for a total amount of Ps.580,164, nominal value; and for 2015, 2017, and 2018 periods, for an amount of Ps.149,763, Ps.326,498, and Ps.973,843, nominal value, respectively. Considering the delay in the resolution by the Federal Administration of Public Revenue, the corresponding judicial claims were filed. On May 26, 2020, Tarjeta Naranja S.A.U. filed before the AFIP a claim for the repetition of the Income Tax corresponding to 2019 period for Ps.1,364,949 in nominal value.
At the closing of these Financial Statements, the Group does not record contingent assets derived from the aforementioned presentations.
b) Consumer Protection Associations
Consumer Protection Associations, on behalf of consumers, have filed claims against Banco Galicia regarding the collection of certain fees, interest rates and financial charges.
The Group believes that the resolution of these controversies will not have a significant impact on its financial condition.
c) Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. and Summary Proceedings Commenced by the Argentine Central Bank
The penalties imposed and the summary proceedings commenced by the Argentine Central Bank are detailed in Note 52.
The provisions for contingencies recorded are as follows:

	12.31.22	12.31.21
Other Contingencies	7,346,416	7,874,793
For Commercial Lawsuits/Legal matters	5,364,381	5,326,109
For Labor Lawsuits	538,162	739,127
For Claims and Credit Cards	200	390
For Guarantees Granted	1,142	2,225
For Other Contingencies	1,442,531	1,806,942
For Termination Benefits	2,777,084	512,006
Difference for Dollarization of Judicial Deposits—Communication “A” 4686	131,523	148,257
Total	10,255,023	8,535,056

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
The disclosures in the following tables include financial assets and liabilities that:
•are offset in the Group’s consolidated statement of financial position; or
•are subject to a netting agreement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.
The financial instruments subject to offsetting, master netting agreements and similar agreements as of December 31, 2022 and 2021 are as follows:

	Offsetting effects on Statement of Financial Position			Related amounts not offset
12.31.22	Gross Amount	Offset Amount	Net amounts in Statement Financial Position	Subject to netting agreements	Total Net Amount
Financial Assets
Derivate Instruments	1,070,298	—	1,070,298	(1,033,708)	36,590
Total	1,070,298	—	1,070,298	(1,033,708)	36,590
Financial Liabilities
Derivate Instruments	1,133,943	—	1,133,943	(1,033,708)	100,235
Total	1,133,943	—	1,133,943	(1,033,708)	100,235

	Offsetting effects on Statement of Financial Position			Related amounts not offset
12.31.21	Gross Amount	Offset Amount	Net amounts in Statement Financial Position	Subject to netting agreements	Total Net Amount
Financial Assets
Derivate Instruments	208,098	—	208,098	(194,641)	13,457
Total	208,098	—	208,098	(194,641)	13,457
Financial Liabilities
Derivate Instruments	249,179	—	249,179	(194,641)	54,538
Total	249,179	—	249,179	(194,641)	54,538

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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
The credit exposure for these transactions is detailed below.

	12.31.22	12.31.21
Agreed Credits	104,414,369	105,928,657
Documentary Export and Import Credits	3,926,770	11,583,342
Guarantees Granted	73,166,630	22,478,015
Liabilities for Foreign Trade Operations	3,343,274	1,699,613
The fees and commissions related to the items mentioned above as of the indicated dates were as follows:

	12.31.22	12.31.21
For Agreed Credits	187,208	170,183
For Documentary Export and Import Credits	234,130	154,584
For Guarantees Granted	110,265	65,916
The credit risk of these instruments is essentially the same as that involved in lending credit facilities to customers.
To grant guarantees to our customers, we may require counter-guarantees, which, classified by type, amount to:

	12.31.22	12.31.21
Other Preferred Guarantees Received	652,888	32,657
Other Guarantees Received	4,656,895	1,038,715
Additionally, checks to be debited and credited, as well as other elements in the collection process, such as, notes, invoices, and miscellaneous items, are recorded in memorandum accounts until the related instrument is approved or accepted.
The risk of loss in these offsetting transactions is not significant.

	12.31.22	12.31.21
Values to be Debited	22,617,220	18,181,314
Values to be Credited	24,268,481	20,604,627
Values for Collection	231,487,473	280,252,236

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group acts as trustee by virtue of trust agreements to secure obligations derived from several agreements between parties. The amounts of trust funds and securities held in custody as of the indicated dates are as follows:

	12.31.22	12.31.21
Trust Funds	14,547,762	19,393,590
Securities Held in Escrow	3,254,360,176	3,513,435,889
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

NOTE 50. NON-CONTROLLING INTEREST
The following tables provide information about each subsidiary that has a non-controlling interest.
The non-controlling equity investment percentages and votes as of the indicated dates are as follows:

Company	Place of Business	12.31.22	12.31.21
Galicia Broker Asesores de Seguros S.A.	CABA -Argentina	0.01%	0.01%
Changes in the Group’s non-controlling interests as of the indicated dates were as follows:

Company	Balance as of 12.31.21	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.22
Galicia Broker Asesores de Seguros S.A.	10	—	—	9	19
Total	10	—	—	9	19

Company	Balance as of 12.31.20	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.21
Galicia Broker Asesores de Seguros S.A.	10	—	—	—	10
Total	10	—	—	—	10

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company	Balance as of 12.31.19	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.20
Cobranzas Regionales S.A.	(78,317)	78,317	—	—	—
Galicia Broker Asesores de Seguros S.A.	12	—	—	(2)	10
Galicia Retiro Compañía de Seguros S.A.U.	12	—	—	(12)	—
Galicia Seguros S.A.U.	16	—	—	(16)	—
Naranja Digital Compañía Financiera S.A.U.	(60,339)	60,339	—	—	—
Ondara S.A. (liquidated)	33,465	(33,465)	—	—	—
Tarjeta Naranja S.A.U.	10,114,135	(10,114,135)	—	—	—
Tarjetas Regionales S.A.	1,571,340	(2,151,371)	(422,935)	1,002,966	—
Total	11,580,324	(12,160,315)	(422,935)	1,002,936	10
Summary information on subsidiaries is detailed in Note 15.

NOTE 51. RELATED PARTY TRANSACTIONS
Human and legal persons who directly or indirectly exert control over the Entity, or are controlled by it, are considered related parties; they include the Subsidiaries, Associates and Affiliates; the members of the Board of Directors, Syndics and personnel in charge of Senior Management; human persons who hold similar positions in financial institutions or complementary services companies; companies or sole proprietor ships over which key personnel may exert significant influence or control, and spouses, partners and relatives up to the second degree of consanguinity or first degree of affinity of all human persons directly or indirectly linked to the Group.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
51.2.    Key Personnel’s Compensation
The compensation earned by the Group’s key personnel as of December 31, 2022 and December 31, 2021 amounts to Ps.4,072,411 and Ps.4,107,123 respectively.
51.3.    Key Personnel’s Structure
Key personnel’s structure as of the indicated dates is as follows:

	12.31.22	12.31.21
Regular Directors	79	80
General Manager	1	1
Area and department Managers	95	89
Total	175	170
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

	12.31.22	12.31.21
Total Amount of Credit Assistance	5,505,721	8,589,049
Number of Addressees (quantities)	279	280
- Natural Persons	219	221
- Legal Entities	60	59
Average Amount of Credit Assistance	19,734	30,676
Maximum Assistance	843,892	3,238,904
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
51.5.    Amounts of Related Party Transactions
The amounts of related party transactions conducted as of the indicated dates are as follows:

	12.31.22	12.31.21
Assets
Cash and Due from Banks	5,048,868	8,357,923
Debt Securities at Fair Value through Profit or Loss	4,057,904	1,217,662
Derivative Financial Instruments	1,241,177	660,119
Repurchase Transactions	10,916,515	—
Other Financial Assets	51,720	—
Loans and Other Financing	35,453,589	18,041,984
Other Debt Securities	362,621	244,647
Total Assets	57,132,394	28,522,335
Liabilities
Deposits	7,352,996	9,335,744
Derivative Financial Instruments	1,241,177	660,119
Repurchase Transactions	10,916,515	—
Other Financial Liabilities	74,970	199,199
Financing Received from the Argentine Central Bank and other Financial Institutions	33,068,323	16,808,004
Debt Securities Issued	4,420,525	1,462,309
Liabilities for Insurance Contracts	4,332	1,724
Other Non-financial Liabilities	53,556	55,236
Total Liabilities	57,132,394	28,522,335

	12.31.22	12.31.21	12.31.20
Income (Loss)
Net Income (Loss) from Interest	2,098,935	(1,101,914)	(665,867)
Net Fee Income (Expense)	2,974,406	3,452,512	3,192,339
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	(2,258,171)	660,119	2,658
Other Operating Income (Expense)	2,963,883	3,087,267	3,509,103
Income from Insurance Business	(5,114,755)	(6,037,909)	(5,896,993)
Administrative Expenses	(325,204)	(273,741)	—
Other Operating Expenses	(7,096)	(14,267)	(42,513)
Total Income	331,998	(227,933)	98,727

NOTE 52. ADDITIONAL INFORMATION REQUIRED BY THE ARGENTINE CENTRAL BANK
52.1.    CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM
Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.
The National Executive Branch through Decree No. 1127/98 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at Ps.1,500 as from May 1, 2020. This amount as of January 1, 2023 will increase to Ps.6,000.
This system does not cover deposits made by other financial institutions, deposits made by parties related to the Bank, either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up at an interest rate exceeding the one established regularly by the Argentine Central Bank.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
52.2.    RESTRICTED ASSETS
As of December 31, 2022, and 2021, the ability to freely dispose of the following assets is restricted, as follows:
Banco de Galicia y Buenos Aires S.A.U.
a)    Cash and Government Securities

	12.31.22	12.31.21
For transactions in ROFEX, MAE and BYMA	52,044,160	21,824,166
For appraisals from repo transactions	—	70,024
For debit / credit cards transactions	7,732,900	8,985,815
For attachments	10,009	18,330
Liquid offsetting entry required to operate as CNV agent	162,086	168,301
For contribution to M.A.E.’ s Joint Guarantee Fund (Fondo de Garantía Mancomunada)	1,100	2,143
Guarantees for the Regional Economies Competitiveness Program	86,801	252,851
For other transactions (includes guarantees linked to rental contracts)	40,505	47,043
For forward purchases of repurchase transactions	—	630,222
b)    Special Guarantees Accounts
Special guarantee accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions as of the indicated dates, which amount to:

	12.31.22	12.31.21
Escrow Accounts	40,024,234	36,054,654
c)    Deposits in favor of the Argentine Central Bank

	12.31.22	12.31.21
Unavailable deposits due to exchange transactions	533	1,038
d)    Equity Investments
The account “Equity Investments” includes 1,222,406 non-transferablenon-endorsable registered ordinary shares in Electrigal S.A., the transfer of which is subject to approval by the national authorities, according to the terms of the previously executed concession contract.
e)    Contributions to Risk Fund
Banco de Galicia y Buenos Aires S.A.U., in its capacity as sponsoring partner in Garantizar S.G.R. Risk Fund, Don Mario S.G.R. and Móvil S.G.R., is committed to maintaining the contributions made to them for two (2) years.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.22	12.31.21
Fondo de Riesgo Garantizar SGR	1,124,476	1,928,453
Don Mario SGR	500,000	—
Movil SGR	100,000	—
INVIU S.A.U.

	12.31.22	12.31.21
Liquid offsetting entry required to operate as CNV agents	60,166	65,201
Guarantees linked to surety bonds	63,333	8,824
Tarjeta Naranja S.A.U.

	12.31.22	12.31.21
Attachments arising from judicial cases	173,624	193,340
Guarantees linked to rental contracts	8,521	16,842
Galicia Asset Management S.A.U.

	12.31.22	12.31.21
Liquid offsetting entry required to operate as collective investment products administration agents of mutual funds, as required by CNV(*)	98,452	102,444

(*)	As of December 31, 2022, it corresponds to 6,600,000 shares of Fima Capital Plus “C” Mutual Fund.
Galicia Securities S.A.U.

	12.31.22	12.31.21
For transactions in the market	272,665	317,204
Liquid offsetting entry required to operate as CNV agents	59,763	48,068
Guarantees linked to surety bonds	357,182	39,382
The total amount of restricted assets for the reasons stated above in the aforementioned controlled companies, as of the indicated dates, is as follows:

	12.31.22	12.31.21
Total Restricted Assets	103,478,456	70,774,345

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
52.3.    TRUST ACTIVITIES
a)    Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:
Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A.U., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds	Maturity (*)
11.23.11	Exxon Mobil	41,478	04.19.23
09.12.14	Coop. de Trab. Portuarios	7,671	09.12.24
03.16.21	Fondo Fiduciario Aceitero	10,686	01.31.23
04.26.22	Fondo Anticiclico Agroalim	7,426	01.31.24
Total		67,261
____________________

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.
b)    Financial Trust Contracts:
Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Contract date	Trust	Balances of Trust Funds	Maturity (*)
12.06.06	GAS I	281,417	12.31.23
05.14.09	GAS II	14,149,612	12.31.23
06.08.11	MILA III	44,870	12.31.23
09.01.11	MILA IV	4,602	12.31.23
Total		14,480,501

(*)	Estimated date since maturity date shall occur at the time of the distribution of all of trust assets.
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
As of December 31, 2022, for the Escrow Agent for Collective Investment Products in the Financial Trustors’ Registry, the required Shareholders’ Equity amounts to Ps.176,054, and the minimum required offsetting entry is Ps.88,027.
For AlyC and AN—INTEGRAL, said requirement amounts to Ps.87,165, with the minimum offsetting entry required of Ps.43,583.

The Entity integrated these requirements with Argentine Republic Bills with CER adjustment, discount on maturity on 02/17/2023 valuated at amortized cost in the sum of Ps.162,086 whose fair value amounts to the sum of Ps.157,493, which are held in escrow in Caja de Valores (Principal 100100).

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Galicia Asset Management S.A.U.
In accordance with the requirements set forth in CNV Resolution No. 622/13, the minimum Shareholders’ Equity required to operate as Escrow Agent for Collective Investment Products, Mutual Funds amounts to Ps.194,282 and the minimum offsetting entry amounts to Ps.97,141.
The Company’s Shareholders’ Equity as of December 31, 2022, exceeds the minimum required by the aforementioned Resolution.
Galicia Asset Management S.A.U. integrated said requirement with 6,600 shares of Fondo Fima Premium Class “C”, equivalent to Ps.98,452.
Galicia Securities S.A.U.
Within the framework of CNV General Resolution No. 622/13, the Company has been duly registered with said agency in the following categories: “Settlement and Offsetting Agent (ALyC and AN Own Portfolio)” and “Comprehensive Mutual Funds Placement and Distribution Agent.”
In accordance with the requirements set forth, for an ALyC and AN Own Portfolio the Shareholders’ Equity must be equivalent to 470,350 Units of Purchasing Value (Unidades de Valor Adquisitivo, UVA). As of December 31, 2022, said requirement amounted to Ps.87,165, and the minimum offsetting entry required was Ps.43,583. For Comprehensive Mutual Funds Placement and Distribution Agents, said requirement amounts to Ps.30,300, and the minimum offsetting entry required is Ps.15,150.
As of December 31, 2022, the Company’s Shareholders’ Equity amounted to Ps.2,008,631 and the offsetting entry would be comprised of government securities amounting to Ps.59,763.
INVIU S.A.U.
In accordance with the requirements set forth in General Resolution No. 622/13, for an ALyC and AN Integral the Shareholders’ Equity must be equivalent to 470,350 Units of Purchasing Value (UVA), with said requirement amounting to Ps.87,165 as of December 31, 2022, and a minimum offsetting entry required of Ps.43,583. For Comprehensive Mutual Funds Placement and Distribution Agents, said requirement amounts to Ps.30,300, and the minimum offsetting entry required is Ps.15,150.
As of December 31, 2022, the Company’s Shareholders’ Equity amounted to Ps.2,309,282 and the offsetting entry would be integrated with a demand account with an amount of Ps.60,166.
52.4.2.    Custodial Agent of Collective Investment Products Corresponding to Mutual Funds
Likewise, in compliance with Art. 7 of Chapter II, Title V of said resolution, Banco Galicia in its capacity as Escrow Agent for Collective Investment Products of Mutual Funds (depositary company): “Fima Acciones”, “Fima P.B. Acciones”, “Fima Renta en Pesos”, “Fima Ahorro Pesos”, “Fima Renta Plus”, “Fima Premium”, “Fima Ahorro Plus”, “Fima Capital Plus”, “Fima Abierto Pymes”, “Fima Mix I”, “Fima Renta Fija Internacional,” and “Fima Acciones Latinoamericanas US$”, it is hereby stated that the total quantity held in escrow as of December 31, 2022 is 42,336,393,400 shares, their cash value being Ps.775,167,807, which is reflected in the account “Depositors of Securities Held in Escrow.”
As of December 31, 2021, securities held in escrow amounted to the quantity of 28,342,213,607 shares and their cash value was Ps.671,207,220.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The balances of the Mutual Funds as of the indicated dates are detailed as follows:

Mutual Fund	12.31.22	12.31.21
FIMA Acciones	3,813,287	2,465,388
FIMA P.B. Acciones	2,582,474	2,054,173
FIMA Renta en pesos	19,071,848	20,589,512
FIMA Ahorro pesos	28,384,574	34,850,123
FIMA Renta Plus	8,304,489	16,594,936
FIMA Premium	623,265,398	500,851,452
FIMA Ahorro Plus	51,739,245	56,356,580
FIMA Capital Plus	32,193,257	26,837,093
FIMA Abierto PyMES	1,437,879	2,000,343
FIMA Mix I	2,706,104	6,957,717
FIMA Mix II	140,946	—
FIMA Renta Fija Internacional	1,140,420	1,517,835
FIMA Sustentable ASG	277,370	—
FIMA Acciones Latinoamericanas Dólares(*)	110,516	132,068
Total	775,167,807	671,207,220
____________________

(*)	Stated at the reference exchange rate of the US$ set by the Argentine Central Bank. See Note 1.6.(b).
All the transactions detailed above are recorded in off-balance sheet items—securities held in custody.
The mutual funds detailed above have not been consolidated as the Group is not a controlling company thereof, since the depository role does not imply in this case:
•power over the trust to run material activities;
•exposure or right to variable returns;
•capacity to have influence on the amount of returns to be received for the involvement.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
52.5.    COMPLIANCE WITH MINIMUM CASH REQUIREMENTS:
As of December 31, 2022, the balances recorded as computable items are as follows:

	Currency
Item	Ps.	US$	Euros(*)
Checking Accounts held in Argentine Central Bank	12,703,548	1,010,394	27
Escrow Accounts held in Argentine Central Bank	40,692,757	3,694	—
National Treasury Bonds in Argentine Pesos computable for minimum cash	56,026,785	—	—
Liquidity Bills computable for minimum cash	254,866	—	—
Government Securities	153,458,505	—	—
Total for integration Minimum Cash	263,136,461	1,014,088	27
____________________

(*)	Stated in thousands of US$.
52.6.    PENALTIES IMPOSED ON BANCO DE GALICIA Y BUENOS AIRES S.A.U. AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK
Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. Existing as of December 31, 2022:
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
Summary Proceeding No. 1570. Penalty Notification date: August 13, 2021. Reason of the Penalty: alleged violation to the provisions of the Amended Text on “Truthfulness of Accounting Records”, Point 2.2. (“Liabilities”), in accordance with point 1 of the aforementioned Amended Text, pursuant to Schedule to Argentine Central Bank Communication “A” 6248, CONAU 1 – 1260 -supplementary and amending provisions. Amount applied and responsible persons receiving penalty: the Bank, for an amount of Ps.1,680. Status of the Case: On September 6, 2021, an appeal was filed with the Argentine Central Bank against the penalty under the terms of Article 42 of Law No. 21,526, amended by Law No. 24,144, without subsequent notification of other steps.
Summary No. 7732. Date of notification of the sanction: August 08, 2022. Charges: Having carried out exchange operations carried out by customers without the prior approval of the Argentine Central Bank in alleged violation of art. 1, sections e) and f) of the Criminal Exchange Law (O.T. by Executive Order No. 480/95), integrated with the regulations of points 5, 6, 9, 10, 15 and 18 of Communication “A” 6770, Communication “A” 6815, Communications “C” 43716, 49077, 50737, 52384, 52388, 57618, 62862, 66581, 66582, 67343, 70322, 81561, 82665 and 84797, amending and supplementary. Those responsible sanctioned: General manager, area managers and other officials. Status of the case: it is still in the process of setting up the defenses of the defendants.
The Group considers that the resolution of these proceedings will not have significant impact on its equity.
52.7.    ISSUANCE OF DEBT SECURITIES
The issuance of debt securities is detailed in Notes 27 and 28.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
52.8.    RESTRICTIONS FOR THE INCOME DISTRIBUTION
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
The Argentine Central Bank established that, from 01.01.22 until 12.31.22, the financial institutions may distribute income for up to 20% of the accumulated income, with prior authorization by said Institution. In turn, said distribution must be in 12 equal, monthly and consecutive installments.
Communication "A" 7719 established that as from 01.01.23 and until 12.31.23, financial institutions authorized by the Argentine Central Bank may distribute profits in 6 equal, monthly and consecutive installments of up to 40% of the amount that would have corresponded if the rules on "Distribution of profits" had been applied.
Tarjeta Naranja S.A.U.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006, decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below Ps.300,000 (Ps.16,614,201 in closing currency).
Pursuant to the Price Supplement of the Class XXXVII Notes, Tarjeta Naranja S.A.U. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the event of any excess over certain indebtedness ratios.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with the rules of the Argentine Central Bank. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.
The Group has presented its local financial statements under these rules on February 15, 2022.
Shareholders’ equity under the rules of the Argentine Central Bank comprise the following captions:

12.31.22
Share Capital	1,474,692
Additional paid in Capital	17,281,187
Adjustments to shareholders´ equity	217,357,729
Legal reserve	5,194,789
Distributable reserves	316,357,520
Non distributable reserves	218,815
Profit for the year	51,460,139
Total Shareholder’s equity under the rules of the Argentine Central Bank	609,344,871
The Board of Directors proposes that the profit for fiscal year, which as of December 31, 2022 amounts to Ps.51,460,139, be allocated to: (i) 5% to the constitution of the Legal Reserve; (ii) the payment of a cash dividend in an amount such that, adjusted for inflation, results in the sum of Ps.10,000,000; and (iii) the remaining balance to the constitution of a Special Discretionary Reserve for eventual dividend distribution.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
According to the activities carried out by the Bank, effective laws and corporate strategies, the following committees have been created to achieve an effective control over all activities performed by the Bank:
•Risk and Capital Allocation Committee
It is in charge of approving and analyzing capital allocation, establishing risk policies and monitoring the Bank’s risk.
•High Credit Committee
This committee’s function is to approve and sign credit ratings and grant transactions related to high-risk groups and customers, i.e., greater than 2.5% of the Bank’s individual Computable Regulatory Capital, loans to financial institutions (local or foreign) and related customers, in which case two thirds of the Board of Directors is required to participate.
•Low Credit Committee
This committee’s function is to approve and sign the credit ratings and grant transactions related to medium-risk groups and customers, equal to amounts greater than 1% of the Bank’s individual Computable Regulatory Capital.
•Asset and Liability Management Committee
It is in charge of analyzing the fundraising and its placement in different assets, the follow-up and control of liquidity, interest-rate and currency mismatches, and management thereof.
•Information Technology Committee
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
•Audit Committee
The Audit Committee is responsible for helping the Board of Directors, in performing the control function of the Bank and its controlled companies and the companies in which it owns a stake, in order to fairly ensure the following objectives:
•Effectiveness and efficiency of operations;
•Reliability of the accounting information;
•Compliance with applicable laws and regulations; and
•Compliance with the goals and strategy set by the Board of Directors.
•Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities (CPLA/FT, as per its initials in Spanish)
It is in charge of planning, coordinating, and ensuring compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the Board of Directors.
•Committee for Information Integrity
It is in charge of encouraging compliance with the provisions of Sarbanes-Oxley (2002).
•Human Resources and Governance Committee

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
It is in charge of presenting the succession of the General Manager and Division Managers, analyzing and establishing the General Manager’s and Division Managers’ compensation, and monitoring the performance matrix of Department and Division Managers.
•Performance Reporting Committee
It is in charge of monitoring the performance and results of operations and evaluating the macro situation.
•Liquidity Crisis Committee
It is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to tackle it.
•Compliance Committee
It is in charge of instilling respect for Banco Galicia’s rules, code of conduct and ethics, and mitigating the compliance risk, by defining policies and establishing controls and reports in the best interests of the Bank and its employees, shareholders, and customers.
•Committee for the Protection of Users of Financial Services
It is responsible for following up on the activities developed by Banco Galicia’s management involved in user protection internal processes to ensure adequate compliance with legal and regulatory standards.
The Bank considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:
•Retail Banking Division
•Wholesale Banking Division
•Finance Division
•Products and Technology Division
•People Division
•Risk Division
•Planning Division
Senior Management’s main duties are as follows:
•Ensure that the Bank’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.
•Implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the Board of Directors and ensure that the latter receives material, full and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.
•Monitor the managers from different divisions, in line with the policies and procedures set by the Board of Directors and establish an effective internal control system.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
fostered under the normal and usual market conditions and this is true when the Bank holds either a majority or minority interest.
Business Conduct Policy and/or Code of Ethics
The Bank has a formally approved Code of Ethics that guides its practices and activities. It considers aspects related to objectivity, transparency and honesty in business, and contains guidelines on how the employee should act in the event of non-compliance with it or with our internal policies, giving intervention to the Conduct Committee.
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
The aim of this policy is to provide an objective and fair basis, through the design and implementation of tools for the management of the fixed and variable compensation paid to each employee, based on the scope and complexity of each position’s responsibilities, individual performance with regard to compliance thereof, contribution to the Bank’s results and conformity to market values, with the purpose of:
•Attracting and creating loyalty with regard to quality personnel suitable for the achievement of the business strategy and goals.
•Being an individual motivation means.
•Easing the decentralized management of compensation administration.
•Allowing the effective budget control of personnel costs.
•Guaranteeing the internal fairness in order to monitor and ensure both external and internal fairness with regard to the payment of fixed and variable compensation. The Compensation and People Analytics area uses and puts at the disposal of the Senior Management and the Human Resources Committee market surveys published by consulting firms specialized in compensation issues, pursuant to the market positioning policies defined by the management division for the different corporate levels.
With the purpose of gearing individuals towards the achievement of attainable results that contribute to the global performance of the Bank/Area, and to the increase in motivation for the common attainment of goals, differentiating individual contribution, Banco Galicia has different variable compensation systems:
1)Business Incentives and/or Incentives through Commissions system for business areas.
2)Annual Bonus System for management levels, officers and the rest of the employees who are not included in the business incentives system. The annual bonus is determined based on individual performance and the Bank’s results and is paid in the first quarter of the next fiscal year. To determine the variable compensation for the Senior Management and Middle Management, the Bank uses the Management Performance Assessment System. This system has been designed including both qualitative and quantitative KPI (Key Performance Indicators). Criteria are all quantitative, and built considering at least three characteristics:
a)Results.
b)Business volume or size.
c)Projections: Indicators that protect the business for the future (For example: Quality, internal and external customer satisfaction, risk coverage, work environment, etc.).
The significance or impact of each of them is monitored and adjusted yearly pursuant to the strategy approved by the Board of Directors.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
Gender policies and practices implemented
The Group's Diversity strategy is made up of 2 lines of work: gender and disability.
This strategy has as its main objective the search for representation of women at all levels of the organization and the hiring of people with disabilities. Today the Group exceeds 30% of women in leadership positions and seeks to reach 1% with respect to Disability.
The Group uses the main initiatives, guidelines, standards and international certifications on gender as a guide; United Nations Global Compact; UNEP FI Principles for Responsible Banking (PRB); United Nations Women's Empowerment Principles (WEPs).
As part of a strategy of good and exemplary practices in corporate governance, the Group seeks to promote gender-equitable integration in its subsidiaries, both in the Management body and in the Supervisory Committee.
As of December 31, 2022, the percentage (%) of women in the Group is as follows:

Conformation of women in the Group	Total	Women	% of women
Regular and Alternate Directors (1)	15	2	13%
Regular and Alternate Trustees (2)	6	1	17%
General, area and department Managers	97	18	19%
Rest of collaborators	8,667	4,419	51%
Total	8,785	4,440	51%

NOTE 53. ECONOMIC CONTEXT WHERE THE GROUP OPERATES
The Group operates in a complex economic context, both in the national and international spheres.
In recent months, the behavior of international markets continued to be affected by Russia's invasion of Ukraine, the fluctuations in commodity prices, the intensification of inflationary pressures that generalized interest rate hikes, the zero COVID policies in China, among others. Consequently, global economic activity began to show negative variations in some indicators of developed countries, and growth projections were cut compared to those forecast months ago. The new international scenario seems to be converging towards a scenario of more moderate economic growth with tightening financial conditions, but with less inflationary pressure on the supply side, given the reduction in the cost of international freight and the process of normalization of shipping times. production chains. However, the prices of some raw materials maintain high volatility and inflation shows a more inertial component that affects the bulk of goods and services in world economies. Along these lines, the United States Federal Reserve continued with the process of raising the reference interest rate and reducing its balance (quantitative tightening). In December there was a 50 bps rise in the interest rate, raising it to the 4%-4.50% range, in what represents the most aggressive adjustment since the 1980s. According to the projections of the members of the entity's monetary policy committee, by the end of 2023 the reference interest rate would be located at 5.125% and in the coming months the quantitative tightening rhythm of US$95 billion per month would be maintained.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In the case of Argentina, activity continued to recover, although at a slower pace than in 2021 (the year in which it had expanded 10.4%). According to the Monthly Estimator of Economic Activity published by the National Institute of Statistics and Census, the economy accumulated growth of 5.2% in 2022, despite the fact that in December it showed its first drop in almost two years (-1.2% year-on-year).
At the beginning of March 2022, it was announced that the Government and the International Monetary Fund had reached an agreement: an Extended Facilities Program for around US$45,000 million, lasting two and a half years. The disbursements will be used to meet the different capital maturities of the 2018 Stand-By Agreement. Said transfers will be subject to compliance with a series of requirements, including a ceiling on the primary deficit, limits on financing from the Central Bank to the Treasury, a maximum to the sold position of futures of the Central Bank and a floor of accumulation of Net Reserves. The first three revisions of the Agreement were approved, so that in 2022 the IMF disbursed around US$23.5 billion. Throughout the year, some quantitative targets were revised to adapt to an international context marked by Russia's invasion of Ukraine and the acceleration of inflation derived from it. Currently, the Government is in dialogue with the Monetary Fund to modify the target for the accumulation of Net Reserves for the first quarter of 2023. Likewise, during March the revision corresponding to the fourth quarter of 2022 would be published, compliance with which depends on the next disbursement of the International organization.
In 2022, the Non-Financial Public Sector accumulated a primary deficit of Ps.1,955,141 million (2.4% of GDP). The red was covered, on the one hand, thanks to the placement of debt by the Treasury and, on the other, with monetary assistance from the Argentine Central Bank. In this period, total income grew 75.7% year-on-year, driven by property income (which was limited in the Agreement with the IMF to 0.3% of GDP for all of 2022). Meanwhile, primary spending expanded 70.5%, supported by capital spending, which grew 104.7%. Other items such as current transfers to provinces (+54.1% in 2022) and economic subsidies (+54.9%) contained the expansion of spending. The 2022 deficit was below the quantitative goal of Ps.2,015,700 million, established in the Extended Facilities Program, so the fiscal objective for the fourth quarter would have been met.
In January 2023, the Non-financial Public Sector showed a primary deficit of Ps. 203,938 million (0.12% of GDP), as a result of an acceleration in real spending, which grew in real terms compared to the same month in 2022, and the real fall experienced by the total income. To meet the current fiscal goal for the first quarter. the primary deficit has a ceiling of Ps.237,562 million in the February-March two-month period.
During the fourth quarter of 2022, the International Reserves increased by US$6,973 million compared to the end of September of last year. The rise was explained by a net inflow of foreign currency for US$4,756 million from disbursements from Multilateral Organizations, mainly to the IMF; due to Other factors that implied an income of US$793 million; a minimum cash recovery of US$ 1,047 million; and for the purchase and sale of foreign currency to the private sector for US$817 million. Purchases were particularly concentrated in December (US$1,988 million), the month in which the relaunch of the Export Increase Program was in force.
In the first two months of 2023, the International Reserves fell by US$5,553 million, due to the sale of foreign currency to the private sector, payment of principal maturities and interest to the International Monetary Fund and foreign currency debt holders, and repurchase by the Treasury of sovereign bonds.
The rate of variation of the exchange rate accelerated during the fourth quarter of 2022, going from a monthly rate of 6.2% towards the end of September 2022 to one of 6.7% at the end of December 2022. However, in January and February 2023, the exchange rate slowed down and advanced by an average of 5.4% and 5.3% per month, respectively.
In 2022, the Argentine Central Bank raised the interest rate of Liquidity Bills (LELIQ) through successive increases, taking the rate from 38% to 75%. Likewise, the monetary entity raised the minimum limits of interest rates on time deposits of individuals, establishing a new base of 75% per year, while for the rest of the sectors the minimum rate was located at 66.5%. Additionally, in the context of volatility in the public debt market, which became evident as of June, the Argentine Central Bank began to offer financial institutions a put option on the National Government Securities awarded from July 2022 and that expire before December 31, 2023. This measure seeks to reduce the volatility of the prices of Treasury instruments and provide entities with new tools to manage their liquidity.
The financial sector has significant exposure to the Argentine public sector, through rights, government securities, loans and other assets.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The context of volatility and uncertainty continues as of the issuance date of these condensed consolidated interim financial statements.
The Group’s Management permanently monitors the evolution of the variables that affect their business to define their course of action and identify the potential impacts on their equity and financial position. These consolidated financial statements must be read in the light of these circumstances.

NOTE 54. SUBSEQUENT EVENTS
Dividends
On February 14, 2023 and March 28, 2023, Sudamericana Holding S.A. held an Extraordinaries Shareholders’ Meetings, at which shareholders approved the payment of a cash dividend in the amount of Ps. 700,000 and Ps.765,000, respectively.
On February 13, 2023 and March 28, 2023 , Galicia Seguros S.A.U. held an Extraordinaries Shareholders’ Meetings, at which shareholders approved the payment of a cash dividend in the amount of Ps.689,000 and Ps.720,000, respectively.
On March 28, 2023, Galicia Asset Management S.A.U. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.4,108,707.
On March 28, 2023, Galicia Warrants S.A. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.150,000.
On March 28, 2023, Galicia Broker Asesores de Seguros S.A. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.45,000.
On April 17, 2023, Galicia Securities S.A.U. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.860,400.
On April 17, 2023, Tarjeta Naranja S.A.U. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.5,000,000.
Irrevocable Contributions
On January 20, 2023 Banco de Galicia y Buenos Aires S.A.U. made a contribution to Play Digital S.A. for the sum of Ps.462,529.
On January 30, 2023, Tarjetas Regionales S.A. made a contribution in favor of its subsidiary Naranja Digital Compañía Financiera S.A.U. for the sum of Ps.1,000,000.
On February 07, 2023, Grupo Financiero Galicia S.A. made a contribution in favor of the subsidiary Agritech Investment LLC in the amount of Ps.300,000.
On March 27, 2023, Tarjetas Regionales S.A. made a contribution in favor of the subsidiary Naranja Digital Compañía Financiera Financiera S.A.U. in the amount of Ps.1,000,000.
Debt Securities
On February 03, 2023, Tarjeta Naranja S.A.U. issued and placed Class LVII Debt Security. The aforementioned issuance was made for an amount of Ps.12,512,200, maturing 12 months from the issuance date. Interest will be accrued at Badlar rate plus a 4.50% margin, to be paid quarterly.
Shareholders' meeting
On March 29, 2023, an Ordinary Shareholders' Meeting of Banco de Galicia y Buenos Aires S.A.U. was held. At the aforementioned Meeting, among other items, it was resolved:
•To distribute the unallocated results as follows: (i) to Legal Reserve the amount of Ps.10,090,059; (ii) to Optional Reserve for Future Profit Distributions the amount of Ps.40,360,235.
•To set aside the amount of up to Ps.74,993,592 to be used for the Distribution of Cash Dividends for up to said amount, payable in 6 equal, monthly and consecutive installments, subject to the prior authorization of the Central Bank of the Argentine Republic.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
On April 12, 2023, an Ordinary Shareholders' Meeting of Naranja Digital Compañía Financiera S.A.U. was held. At the aforementioned Meeting, among other items, it was resolved:
•Absorb the negative unallocated results through: (i) the use of the account corresponding to Adjustments to Irrevocable Contributions for the total amount of Ps.891,759; (ii) the use of Irrevocable Contributions for the total amount of Ps.2,482,390.
On April 12, 2023, an Ordinary Shareholders' Meeting of Cobranzas Regionales S.A. was held. At the aforementioned Meeting, among other items, it was resolved:
•Absorb the negative unallocated results through: (i) the use of the account corresponding to Adjustments to Irrevocable Contributions for the total amount of Ps.1,904,792; (ii) the use of Irrevocable Contributions for the total amount of Ps.2,054,334.
On April 12, 2023, an Ordinary Shareholders' Meeting of Tarjetas Regionales S.A. was held. At the aforementioned Meeting, among other items, it was resolved:
•To distribute the unallocated results as follows: (i) to Legal Reserve the amount of Ps.62,093; (ii) to Optional Reserve for Future Profit Distributions the amount of Ps.1,179,757.
•To set aside the amount of up to Ps.3,000,000 to be used for the Distribution of Cash Dividends for up to said amount.
On April 13, 2023, an Ordinary Shareholders' Meeting of Inviu S.A.U. was held. At the aforementioned Meeting, among other items, it was resolved:
•Absorb the negative unallocated results through: (i) the use of the account corresponding to Adjustments to Irrevocable Contributions for the total amount of Ps.1,463,460; (ii) the use of Irrevocable Contributions for the total amount of Ps.179,159.
On April 18, 2023, an Ordinary Shareholders' Meeting of Agri Tech Investment Argentina S.A.U. was held. At the aforementioned Meeting, among other items, it was resolved:
•To distribute the unallocated results as follows: (i) to Legal Reserve the amount of Ps.378; (ii) to Optional Reserve for Future Profit Distributions the amount of Ps.7,181.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2022 AND 2021
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Holdings
		Carrying Amount
Item	Fair Value Level	12.31.22	12.31.21
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		792,270,323	459,588,993
Argentine		789,707,058	459,588,993
Government Securities		68,292,637	101,105,881
Argentine Government Bonds	Level 1	10,212,442	18,858,734
Provincial Government Bonds	Level 1	1,039,237	—
Provincial Government Bonds	Level 2	1,420,485	—
Provincial Government Bonds	Level 3	—	3,365,652
City of Buenos Aires Bonds	Level 1	39,560	2,754,107
Treasury Bills	Level 1	55,213,913	72,270,483
Treasury Bills	Level 2	367,000	3,856,905
Argentine Central Bank’s Bills		720,162,015	353,680,977
Liquidity Bills	Level 2	720,162,015	353,680,977
Corporate Securities		1,252,406	4,802,135
Debt Securities	Level 1	390,288	4,143,343
Debt Securities	Level 2	163,813	—
Debt Securities	Level 3	590,693	658,792
Debt Securities of Financial Trusts	Level 1	63,226	—
Debt Securities of Financial Trusts	Level 2	10,361	—
Debt Securities of Financial Trusts	Level 3	34,025	—
From Abroad		2,563,265	—
Government Securities		2,563,265	—
Treasury Bills		2,563,265	—
OTHER DEBT SECURITIES		366,674,973	183,801,002
Measured at Fair Value through OCI		3,691,391	8,240,568
Argentine		3,691,391	8,240,568
Government Securities		930,395	8,240,568
Argentine Government Bonds	Level 1	90,009	6,324,678
Treasury Bills	Level 1	613,033	1,436,964
Provincial Government Bonds	Level 1	91,270	—
City of Buenos Aires Bonds	Level 1	136,083	478,926
Argentine Central Bank’s Bills		2,760,996	—
Liquidity Bills	Level 2	2,760,996	—
Measurement at Amortized Cost		362,983,582	175,560,434
Argentine		362,983,582	175,560,434
Government Securities		325,436,463	173,653,300
Argentine Government Bonds		90,939,038	56,429,144
Treasury Bills		235,099,278	117,644,370
Allowance for Uncollectible Accounts Risk		(601,853)	(420,214)
Argentine Central Bank’s Bills		34,707,901	—
Internal Bills		34,707,901	—
Corporate Securities		2,839,218	1,907,134
Debt Securities		2,727,103	1,703,628
Debt Securities of Financial Trusts		84,324	161,201
Others		27,791	42,305
INVESTMENTS IN EQUITY INSTRUMENTS		2,239,039	2,438,682
Measured at Fair Value through profit or loss		2,239,039	2,438,682
Argentine		2,114,327	2,297,662
Shares	Level 1	7	12
Shares	Level 3	2,114,320	2,297,650
From Abroad		124,712	141,020
Shares	Level 1	108,644	125,795
Shares	Level 3	16,068	15,225

GRUPO FINANCIERO GALICIA S.A. SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2022 AND 2021
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Item	12.31.22	12.31.21
COMMERCIAL PORTFOLIO
In Normal Situation	322,150,950	403,582,427
With Preferred Guarantees and Counter-guarantees “A”	5,973,764	15,104,772
With Preferred Guarantees and Counter-guarantees “B”	10,995,187	24,848,453
Without Preferred Guarantees or Counter-guarantees	305,181,999	363,629,202
With Special Follow-Up – In Observation	960,759	417,940
With Preferred Guarantees and Counter-guarantees “B”	266,891	417,272
Without Preferred Guarantees or Counter-guarantees	693,868	668
With Problems	412,134	—
With Preferred Guarantees and Counter-guarantees “B”	333,501	—
Without Preferred Guarantees or Counter-guarantees	78,633	—
High Insolvency Risk	—	1,420,477
Without Preferred Guarantees or Counter-guarantees	—	1,420,477
Uncollectible	—	1,665
Without Preferred Guarantees or Counter-guarantees	—	1,665
TOTAL COMMERCIAL PORTFOLIO	323,523,843	405,422,509

GRUPO FINANCIERO GALICIA S.A. SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED (Continued)
AS OF DECEMBER 31, 2022 AND 2021
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Item	12.31.22	12.31.21
CONSUMER AND HOUSING PORTFOLIO
Normal Performance	1,050,785,679	1,138,726,201
With Preferred Guarantees and Counter-guarantees “A”	20,109,414	18,656,122
With Preferred Guarantees and Counter-guarantees “B”	27,471,000	88,230,956
Without Preferred Guarantees or Counter-guarantees	1,003,205,265	1,031,839,123
Low Risk	21,609,979	19,860,953
With Preferred Guarantees and Counter-guarantees “A”	162,769	251,916
With Preferred Guarantees and Counter-guarantees “B”	285,004	1,087,727
Without Preferred Guarantees or Counter-guarantees	21,162,206	18,521,310
Medium Risk	12,129,533	12,218,109
With Preferred Guarantees and Counter-guarantees “A”	78,613	125,040
With Preferred Guarantees and Counter-guarantees “B”	213,438	443,996
Without Preferred Guarantees or Counter-guarantees	11,837,482	11,649,073
High Risk	13,988,625	26,331,823
With Preferred Guarantees and Counter-guarantees “A”	84,948	82,810
With Preferred Guarantees and Counter-guarantees “B”	273,595	676,363
Without Preferred Guarantees or Counter-guarantees	13,630,082	25,572,650
Uncollectible	8,585,034	12,773,317
With Preferred Guarantees and Counter-guarantees “A”	21,345	62,182
With Preferred Guarantees and Counter-guarantees “B”	133,258	664,455
Without Preferred Guarantees or Counter-guarantees	8,430,431	12,046,680
TOTAL CONSUMER AND HOUSING PORTFOLIO	1,107,098,850	1,209,910,403
GRAND TOTAL(1)	1,430,622,693	1,615,332,912
(1)Reconciliation between Schedule B and Statement of Financial Position:

	12.31.22	12.31.21
Loans and Other Financing	1,243,616,465	1,450,106,105
Other Debt Securities	366,674,973	183,801,002
Agreed Credits and Guarantees Granted Accounted Off-Balance Sheet	80,436,674	37,514,109
Plus, Allowances for Uncollectible Accounts	69,596,623	92,593,269
Plus, Adjustments to the IFRS based accounting framework, not Computable for the Statement of Debtors’ Financial Position	38,577,591	38,071,798
Minus Others Non-computable for the Statement of Debtors’ Financial Position	(367,349,238)	(178,512,803)
Minus Government Securities Measured at Fair Value through OCI	(930,395)	(8,240,568)
Total	1,430,622,693	1,615,332,912

GRUPO FINANCIERO GALICIA S.A. SCHEDULE C – CONCENTRATION OF LOANS AND OTHER FINANCING
AS OF DECEMBER 31, 2022 AND 2021
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	LOANS
	12.31.22		12.31.21
Number of Customers	Outstanding Balance	% of Total Portfolio	Outstanding Balance	% of Total Portfolio
10 Largest Customers	104,206,085	7%	91,127,007	6%
next 50 Largest Customers	101,017,628	7%	134,498,060	8%
next 100 Largest Customers	57,382,734	4%	81,434,883	5%
Rest of Customers	1,168,016,246	82%	1,308,272,962	81%
TOTAL(1)	1,430,622,693	100%	1,615,332,912	100%
(1)Reconciliation between Schedule C and Statement of Financial Position:

	12.31.22	12.31.21
Loans and Other Financing	1,243,616,465	1,450,106,105
Other Debt Securities	366,674,973	183,801,002
Agreed Credits and Guarantees Granted Accounted Off-Balance Sheet	80,436,674	37,514,109
Plus, Allowances for Uncollectible Accounts	69,596,623	92,593,269
Plus, Adjustments to the IFRS based accounting framework, not Computable for the Statement of Debtors’ Financial Position	38,577,591	38,071,798
Minus Others Non-computable for the Statement of Debtors’ Financial Position	(367,349,238)	(178,512,803)
Minus Government Securities Measured at Fair Value through OCI	(930,395)	(8,240,568)
Total	1,430,622,693	1,615,332,912

GRUPO FINANCIERO GALICIA S.A. SCHEDULE D – BREAKDOWN MATURITY TERM OF LOANS AND OTHER FINANCING
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED DECEMBER 31, 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
The following table shows contractual cash flows, including interest and other expenses to be accrued until contractual maturity.

		Terms Remaining to Maturity
Item	Past-due Loan Portfolio	1 Month	3 Months	6 Months	12 Months	24 Months	Over 24 Months	Total
Non-financial Public Sector	—	3,904,572	—	—	—	—	—	3,904,572
Financial Sector	—	11,870,087	3,554,858	21,975	—	—	—	15,446,920
Non-financial Private Sector and Residents Abroad	37,580,182	699,385,520	354,893,628	330,938,244	362,372,291	169,522,015	214,141,307	2,168,833,187
TOTAL	37,580,182	715,160,179	358,448,486	330,960,219	362,372,291	169,522,015	214,141,307	2,188,184,679

GRUPO FINANCIERO GALICIA S.A. SCHEDULE E – DETAIL OF INTERESTS IN OTHER COMPANIES
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED DECEMBER 31, 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Shares							Data from the last financial statement
Denomination	Class	Nominal Value per Share	Votes per Share	Quantity	12.31.22	12.31.21	Principal Line of Business	Year- end Date	Capital	Shareholders´ Equity	Net Income / (Loss)
In complementary service companies
Associates and Joint Ventures
Argentine
Play Digital S.A.	Ord. Esc.	1	1	522,909,060	666,769	329,876	Services	30.09.22	2,152,921	3,874,339	(2,875,476)
TOTAL					666,769	329,876

GRUPO FINANCIERO GALICIA S.A. SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.22	12.31.21
Measurement at Cost
Real Estate	95,014,443	50	1,390,667	(151,017)	606,912	(11,647,221)	17,024	85,373	(2,026,538)	(13,571,362)	83,289,643	83,367,222
Furniture and Facilities	21,768,099	10	1,287,485	(482,364)	480,693	(14,813,088)	—	447,252	(1,599,947)	(15,965,783)	7,088,130	6,955,011
Machines and Equipment	59,033,955	3 y 5	3,286,543	(1,260,789)	1,422,886	(41,852,110)	—	1,228,624	(7,605,443)	(48,228,929)	14,253,666	17,181,845
Vehicles	929,123	5	138,440	(196,823)	—	(473,052)	—	151,835	(146,575)	(467,792)	402,948	456,071
Right of use of real property	20,491,870	5 y 10	1,349,709	(48,405)	—	(11,716,919)	—	—	(2,683,632)	(14,400,551)	7,392,623	8,774,951
Sundry	7,760,975	(*)	24,441	(34,222)	546,888	(5,072,823)	—	34,220	(764,635)	(5,803,238)	2,494,844	2,688,152
Work in Progress	1,730,367	—	1,013,096	(12,307)	(1,832,022)	—	—	—	—	—	899,134	1,730,367
Total	206,728,832		8,490,381	(2,185,927)	1,225,357	(85,575,213)	17,024	1,947,304	(14,826,770)	(98,437,655)	115,820,988	121,153,619

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.21	12.31.20
Measurement at Cost
Real Estate	94,492,894	50	443,086	(32,458)	110,921	(9,650,122)	—	—	(1,997,099)	(11,647,221)	83,367,222	84,842,772
Furniture and Facilities	21,426,198	10	1,175,665	(366,710)	(467,054)	(13,069,498)	—	10,283	(1,753,873)	(14,813,088)	6,955,011	8,356,700
Machines and Equipment	52,935,749	3 y 5	6,201,837	(641,270)	537,639	(34,660,139)	—	355,618	(7,547,589)	(41,852,110)	17,181,845	18,275,610
Vehicles	823,007	5	212,517	(106,401)	—	(409,045)	—	99,906	(163,913)	(473,052)	456,071	413,962
Right of use of real property	19,687,310	5 y 10	1,173,475	(368,915)	—	(7,771,747)	—	—	(3,945,172)	(11,716,919)	8,774,951	11,915,563
Sundry	7,739,863	(*)	32,059	(33,512)	22,565	(4,110,981)	—	—	(961,842)	(5,072,823)	2,688,152	3,628,882
Work in Progress	1,147,379	—	803,715	(16,656)	(204,071)	—	—	—	—	—	1,730,367	1,147,379
Total	198,252,400		10,042,354	(1,565,922)	—	(69,671,532)	—	465,807	(16,369,488)	(85,575,213)	121,153,619	128,580,868

GRUPO FINANCIERO GALICIA S.A. SCHEDULE F – CHANGES IN INVESTMENT PROPERTIES
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
Changes in investment properties recorded in the “Other Non-financial Assets” account are detailed below.

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.22	12.31.21
Measurement at Cost
Real Estate Leased	1,892,686	50	—	—	—	(222,499)	—	—	(27,837)	(250,336)	1,642,350	1,670,187
Total	1,892,686		—	—	—	(222,499)	—	—	(27,837)	(250,336)	1,642,350	1,670,187

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.21	12.31.20
Measurement at Cost
Real Estate Leased	1,892,686	50	—	—	—	(185,383)	—	—	(37,116)	(222,499)	1,670,187	1,707,303
Total	1,892,686		—	—	—	(185,383)	—	—	(37,116)	(222,499)	1,670,187	1,707,303

GRUPO FINANCIERO GALICIA S.A. SCHEDULE G – CHANGES IN INTANGIBLE ASSETS
FOR THE FISCAL YEARS ENDED DECEMBER
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

						Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.22	12.31.21
Measurement at Cost
Licenses	33,966,090	5	3,591,922	(2,181,976)	184,468	(22,307,928)	1,821,586	(5,345,562)	—	(25,831,904)	9,728,600	11,658,162
Other Intangible Assets	44,331,350	5	6,447,912	(11,142)	—	(14,632,113)	2,268	(7,353,856)	—	(21,983,701)	28,784,419	29,699,237
Total	78,297,440		10,039,834	(2,193,118)	184,468	(36,940,041)	1,823,854	(12,699,418)	—	(47,815,605)	38,513,019	41,357,399

						Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.21	12.31.20
Measurement at Cost
Licenses	29,840,021	5	4,108,225	(280,589)	298,433	(16,968,828)	254,977	(5,593,843)	(234)	(22,307,928)	11,658,162	12,871,193
Other Intangible Assets	38,080,261	5	6,391,704	(140,862)	247	(8,409,644)	—	(6,222,222)	(247)	(14,632,113)	29,699,237	29,670,617
Total	67,920,282		10,499,929	(421,451)	298,680	(25,378,472)	254,977	(11,816,065)	(481)	(36,940,041)	41,357,399	42,541,810

GRUPO FINANCIERO GALICIA S.A. SCHEDULE H – CONCENTRATION OF DEPOSITS
AS OF DECEMBER 31, 2022 AND 2021
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	DEPOSITS ACCOUNTS
	12.31.22		12.31.21
Number of Customers	Debt Balance	% on Total Portfolio	Debt Balance	% on Total Portfolio
10 Largest Customers	436,383,175	20%	383,272,498	19%
next 50 Largest Customers	255,373,344	12%	273,760,026	14%
next 100 Largest Customers	106,148,316	5%	101,192,018	5%
Rest of Customers	1,344,072,899	63%	1,259,650,017	62%
TOTAL	2,141,977,734	100%	2,017,874,559	100%

GRUPO FINANCIERO GALICIA S.A. SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING CONTRACTUAL TERM
AS OF DECEMBER 31, 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
The following table shows the decline in contractual cash flows, including interest and other expenses to be accrued until undiscounted contractual maturity.

	Terms until Maturity
Item	1 Month	3 Months	6 Months	12 Months	24 Months	More than 24 Months	Total
Deposits (1)	2,093,595,497	88,522,870	9,052,333	6,076,398	109,249	6,554	2,197,362,901
Non-financial Public Sector	36,177,686	6,451,506	14,799	320,136	—	—	42,964,127
Financial Sector	701,774	—	—	—	—	—	701,774
Non-financial Private Sector and Residents Abroad	2,056,716,037	82,071,364	9,037,534	5,756,262	109,249	6,554	2,153,697,000
Liabilities Measured at fair value through profit or loss	78,223	—	—	—	—	—	78,223
Derivative Financial Instruments	1,694,114	—	—	—	—	—	1,694,114
Repurchase Transactions	—	—	—	—	—	—	—
Other Financial Liabilities	240,700,828	56,153,081	45,608,731	1,261,190	2,409,487	6,073,501	352,206,818
Financing Received from the Argentine Central Bank and Other Financial Institutions	8,669,292	5,221,867	15,239,333	18,339,685	1,331,938	574,563	49,376,678
Debt Securities	8,357,182	18,821,329	19,847,071	24,315,628	26,389,967	2,037,134	99,768,311
Subordinated Debt Securities	1,721,348	—	—	1,721,348	3,442,697	50,703,017	57,588,410
TOTAL	2,354,816,484	168,719,147	89,747,468	51,714,249	33,683,338	59,394,769	2,758,075,455
____________________
(1)Maturities in the first month include:
•Checking Accounts Ps.298,809,384
•Savings Accounts Ps.874,860,591
•Time Deposit Ps.857,489,755
•Other Deposits Ps.62,435,767

GRUPO FINANCIERO GALICIA S.A. SCHEDULE J – CHANGES IN PROVISIONS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022AND 2021
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			Decreases			Balances as of
Item	Balances at the Beginning of the Year	Increase	Reversals	Charge offs	Inflation Effect	12.31.22	12.31.21
FROM LIABILITIES
For Termination Benefits	512,006	2,606,335	—	(54,372)	(286,885)	2,777,084	512,006
Others	8,023,050	4,421,519	(20,228)	(605,535)	(4,340,867)	7,477,939	8,023,050
TOTAL PROVISIONS	8,535,056	7,027,854	(20,228)	(659,907)	(4,627,752)	10,255,023	8,535,056

GRUPO FINANCIERO GALICIA S.A. SCHEDULE K – CAPITAL STOCK STRUCTURE
AS OF DECEMBER 31, 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Shares				Capital Stock
				Issued
Class	Quantity	Nominal Value per Share (*)	Votes per Share	Outstanding	Portfolio shares	Pending Issuance or Distribution	Allocated	Paid-in	Not Paid-in
Class “A”	281,221,650	1	5	281,222	—	—	—	281,222	—
Class “B”	1,193,470,441	1	1	1,193,470	—	—	—	1,193,470	—
Total	1,474,692,091			1,474,692	—	—	—	1,474,692	—
____________________
(*)Face value per share stated in Pesos.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE L – FOREIGN CURRENCY BALANCES
AS OF DECEMBER 31, 2022 AND 2021
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			12.31.22
Items	Headquarters and Branches in the country	12.31.22	Dollar	Euro	Real	Others	12.31.21
ASSETS
Cash and Due from Banks	408,114,207	408,114,207	401,915,687	5,757,679	70,412	370,429	401,884,005
Debt Securities at Fair Value through Profit or Loss	11,282,841	11,282,841	11,282,841	—	—	—	1,778,316
Other Financial Assets	10,531,002	10,531,002	10,531,002	—	—	—	13,806,461
Loans and Other Financing	73,896,146	73,896,146	73,713,215	159,170	—	23,761	88,606,005
Other Financial Institutions	—	—	—	—	—	—	98,357
To the Non-financial Private Sector and Residents Abroad	73,896,146	73,896,146	73,713,215	159,170	—	23,761	88,507,648
Other Debt Securities	67,651,567	67,651,567	67,651,567	—	—	—	305,152
Financial Assets Pledged as Collateral	1,182,810	1,182,810	1,182,810	—	—	—	1,012,802
Investments in Equity Instruments	124,712	124,712	108,644	16,068	—	—	141,021
Assets for Insurance Contracts	14,951	14,951	14,951	—	—	—	29,272
Other Non-financial Assets	183,292	183,292	183,292	—	—	—	59,145
TOTAL ASSETS	572,981,528	572,981,528	566,584,009	5,932,917	70,412	394,190	507,622,179
LIABILITIES
Deposits	375,827,559	375,827,559	375,827,559	—	—	—	386,296,580
Non-financial Public Sector	4,414,394	4,414,394	4,414,394	—	—	—	8,031,576
Financial Sector	181,161	181,161	181,161	—	—	—	6,124
Non-financial Private Sector and Residents Abroad	371,232,004	371,232,004	371,232,004	—	—	—	378,258,880
Liabilities at fair value through profit or loss	78,223	78,223	78,223	—	—	—	—
Other Financial Liabilities	35,780,627	35,780,627	34,890,076	791,648	—	98,903	33,006,125
Financing Received from the Argentine Central Bank and Other Financial Institutions	8,518,320	8,518,320	7,066,277	1,452,043	—	—	15,253,342
Debt Securities	9,262,485	9,262,485	9,262,485	—	—	—	10,707,237
Subordinated Debt Securities	45,405,004	45,405,004	45,405,004	—	—	—	51,182,953
Liabilities for Insurance Contracts	5,334	5,334	5,334	—	—	—	3,956
Other Non-financial Liabilities	1,538,062	1,538,062	1,435,034	203	—	102,825	1,500,045
TOTAL LIABILITIES	476,415,614	476,415,614	473,969,992	2,243,894	—	201,728	497,950,238

GRUPO FINANCIERO GALICIA S.A. SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES
AS OF DECEMBER 31, 2022 AND 2021
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Situation	Normal	With Special Follow- up /Low Risk	With Problems / Medium Risk		With High Insolvency Risk / High Risk		Uncollectible	Uncollectible due to Technical Reasons	Total
Items			Not Past Due	Past Due	Not Past Due	Past Due			12.31.22	12.31.21
Loans and Other Financing	1,540,773	—	—	—	25	3,563	—	—	1,544,362	4,308,404
- Advances	135,353	—	—	—	—	130	—	—	135,483	2,950,260
Without Preferred Guarantees or Counter-guarantees	135,353	—	—	—	—	130	—	—	135,483	2,950,260
- Overdraft	809,323	—	—	—	—	—	—	—	809,323	864,180
Without Preferred Guarantees or Counter-guarantees	809,323	—	—	—	—	—	—	—	809,323	864,180
- Mortgage and Collateral Loans	81,300	—	—	—	—	—	—	—	81,300	33,900
With Preferred Guarantees and Counter-guarantees “B”	81,146	—	—	—	—	—	—	—	81,146	33,900
Without Preferred Guarantees or Counter-guarantees	154	—	—	—	—	—	—	—	154	—
- Personal Loans	112,054	—	—	—	—	—	—	—	112,054	67,998
Without Preferred Guarantees or Counter-guarantees	112,054	—	—	—	—	—	—	—	112,054	67,998

GRUPO FINANCIERO GALICIA S.A. SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES (Continued)
AS OF DECEMBER 31, 2022 AND 2021
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Situation	Normal	With Special Follow-up / Low Risk	With Problems / Medium Risk		With High Insolvency Risk / High Risk		Uncollectible	Uncollectible due to Technical Reasons	Total
Items			Not Past Due	Past Due	Not Past Due	Past Due			12.31.22	12.31.21
- Credit Cards	360,459	—	—	—	25	14	—	—	360,498	330,761
With Preferred Guarantees and Counter-guarantees “A”	—	—	—	—	—	—	—	—	—	228
Without Preferred Guarantees or Counter-guarantees	360,459	—	—	—	25	14	—	—	360,498	330,533
- Other	42,284	—	—	—	—	3,419	—	—	45,704	61,305
With Preferred Guarantees and Counter-guarantees “B”	595	—	—	—	—	—	—	—	595	3,534
Without Preferred Guarantees or Counter-guarantees	41,689	—	—	—	—	3,419	—	—	45,109	57,771
Investments in Equity Instruments	747,533	—	—	—	—	—	—	—	747,533	1,038,254
Contingent Commitments	3,213,826	—	—	—	—	—	—	—	3,213,826	3,242,391
TOTAL	5,502,132	—	—	—	25	3,563	—	—	5,505,721	8,589,049
ALLOWANCES	15,829	—	—	—	25	3,563	—	—	19,417	26,796

GRUPO FINANCIERO GALICIA S.A. SCHEDULE O – DERIVATIVE FINANCIAL INSTRUMENTS
AS OF DECEMBER 31, 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Type of Contract	Objective of the Operations	Underlying Asset	Type of Settlement	Scope of Negotiation or Counterpart	Weighted Average Term Originally- Agreed	Residual Weighted Average Term	Weighted Average Term to Settle Differences	Amount(*)
Forwards in Foreign Currency
OTC - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	MAE	3	2	1	11,312,169
OTC - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	MAE	2	2	1	3,799,408
ROFEX - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	3	2	1	159,867,664
ROFEX - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	3	2	1	129,884,371
Forwards with Customers
Purchases	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	7	4	207	16,063,178
Sales	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	4	2	116	78,450,690
Repurchase Transactions
Forward Purchases	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE	—	—	—	126,196,373
Options
Put options taken	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	BCRA	3	6	—	250,818,157
Put options taken	Brokerage - own account	Foreign currency	With delivery of the underlying asset	BCRA	7	10	—	37,280,188
____________________
(*)Relates to the notional amount.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Amortized Cost	Fair Value through OCI	Fair Value through Profit or Loss	Fair Value Hierarchy
Items			Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and Due from Banks	447,544,202	—	—	—	—	—
Cash	172,582,784	—	—	—	—	—
Financial Institutions and Correspondents	274,961,418	—	—	—	—	—
Debt Securities at Fair Value through Profit or Loss	—	—	792,270,323	69,521,931	722,123,674	624,718
Derivative Financial Instruments	—	—	3,327,780	615	3,327,165	—
Repurchase Transactions	115,523,908	—	—	—	—	—
Argentine Central Bank	115,523,908	—	—	—	—	—
Other Financial Assets	45,012,228	—	10,559,086	10,559,086	—	—
Loans and Other Financing	1,243,616,465	—	—	—	—	—
Non-financial Public Sector	1,225,269	—	—	—	—	—
Argentine Central Bank	3,682	—	—	—	—	—
Other Financial Institutions	13,649,413	—	—	—	—	—
Non-financial Private Sector and Residents Abroad	1,228,738,101	—	—	—	—	—
Advances	66,463,313	—	—	—	—	—
Overdraft	310,595,276	—	—	—	—	—
Mortgage Loans	19,400,825	—	—	—	—	—
Pledge Loans	25,613,225	—	—	—	—	—
Personal Loans	113,819,719	—	—	—	—	—
Credit-card loans	650,493,992	—	—	—	—	—
Finance Leases	3,449,201	—	—	—	—	—
Others	38,902,550	—	—	—	—	—
Other Debt Securities	362,983,582	3,691,391	—	930,395	2,760,996	—
Financial Assets Pledged as Collateral	151,375,750	—	726,983	726,983	—	—
Investments in Equity Instruments	—	—	2,239,039	108,651	—	2,130,388
TOTAL FINANCIAL ASSETS	2,366,056,135	3,691,391	809,123,211	81,847,661	728,211,835	2,755,106

GRUPO FINANCIERO GALICIA S.A. SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES (Continued)
AS OF DECEMBER 31, 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Amortized Cost	Fair Value through OCI	Fair Value through Profit or Loss	Fair Value Hierarchy
Items			Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits	2,141,977,734	—	—	—	—	—
Non-financial Public Sector	41,710,545	—	—	—	—	—
Financial Sector	701,773	—	—	—	—	—
Non-financial Private Sector and Residents Abroad	2,099,565,416	—	—	—	—	—
Checking Accounts	282,351,576	—	—	—	—	—
Savings Accounts	907,221,144	—	—	—	—	—
Time Deposit and Term Investments	822,005,054	—	—	—	—	—
Others	87,987,642	—	—	—	—	—
Liabilities at fair value through profit or loss	—	—	78,223	78,223	—	—
Derivative Financial Instruments	—	—	1,694,114	—	1,694,114	—
Other Financial Liabilities	348,779,269	—	—	—	—	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	37,438,244	—	—	—	—	—
Debt Securities	67,303,327	—	—	—	—	—
Subordinated Debt Securities	45,405,004	—	—	—	—	—
TOTAL FINANCIAL LIABILITIES	2,640,903,578	—	1,772,337	78,223	1,694,114	—

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED December 31, 2022, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Items	Net Financial Income/(Expense)
	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income (loss) from Government Securities	322,207,164	(1,062,135)
Income (loss) from Corporate Securities	13,234,087	—
Income (Loss) from Derivative Financial Instruments	3,405,096	—
Repurchase Transactions	3,405,096
Income (loss) from Other Financial Assets	—	(22,348)
From Measurement of Financial Liabilities at Fair Value through Profit or Loss
Income from Derivative financial instruments	(734,836)	—
Forward transactions	(220,617)	—
Options	(514,219)	—
Total as of 12.31.22	338,111,511	(1,084,483)

	Net Financial Income/(Expense)
Items	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income (loss) from Government Securities	175,672,685	243,938
Income (loss) from Corporate Securities	6,350,566	—
Income (Loss) from Derivative Financial Instruments	4,388,698	—
Repurchase Transactions	4,388,698	—
Income from sale o derecognition of financial assets at fair value	15,170	—
From Measurement of Financial Liabilities at Fair Value through Profit or Loss
Income (Loss) from Derivative financial instruments	(185,679)	—
Repurchase Transactions	(183,540)	—
Interest Rate Swaps	(2,139)	—
Total as of 12.31.21	186,241,440	243,938

Items	Net Financial Income/(Expense)
	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income (loss) from Government Securities	182,648,772	(932,324)
Income (loss) from Corporate Securities	13,882,710	—
Income (Loss) from Derivative Financial Instruments	7,260,341	—
Repurchase Transactions	5,136,282	—
Interest rate swaps	105,443	—
Options	2,018,616	—
Income from other Financial Assets	—	(50,634)
Total as of 12.31.20	203,791,823	(982,958)

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED December 31, 2022, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Interest and Adjustments for Application of Effective Interest Rate of Financial Assets Measured at Amortized Cost	12.31.22	12.31.21	12.31.20
Interest Income
On Cash and Due from Banks	4,682	785	8,356
On Corporate Securities	1,344,436	818,593	917,278
On Government Securities	166,749,436	34,064,801	27,000,542
On Loans and Other Financing	503,939,005	425,371,520	438,155,715
Financial Sector	3,976,796	4,421,542	9,192,247
Non-financial Private Sector	499,962,209	420,949,978	428,963,468
Advances	40,904,928	24,774,861	34,952,016
Mortgage Loans	43,253,638	38,862,294	38,446,019
Pledge Loans	9,284,565	8,761,879	4,180,001
Personal Loans	49,525,491	48,184,903	47,922,391
Credit Card Loans	172,737,293	153,006,705	138,800,788
Finance Leases	680,851	552,813	1,034,563
Notes	154,974,298	121,686,602	139,388,980
Pre-financing and export financing	1,596,764	4,896,910	11,276,891
Others	27,004,381	20,223,011	12,961,819
On Repurchase Transactions	44,859,517	104,975,379	26,055,684
Argentine Central Bank and Other Financial Institutions	43,574,270	104,950,942	25,841,029
Other Financial Institutions	1,285,247	24,437	214,655
Total	716,897,076	565,231,078	492,137,575

Interest-related Expenses	12.31.22	12.31.21	12.31.20
On Deposits	(505,489,873)	(319,013,215)	(233,698,825)
Non-financial Private Sector	(505,489,873)	(319,013,215)	(233,698,825)
Checking Accounts	(521,685)	(609,773)	—
Savings Accounts	(2,890,517)	(35,051)	(33,260)
Time Deposit and Term Investments	(395,123,114)	(239,344,042)	(184,717,512)
Others	(106,954,557)	(79,024,349)	(48,948,053)
Financing Received from the Argentine Central Bank and Other Financial Institutions	(21,861,108)	(5,980,067)	(5,129,023)
On Repurchase Transactions	(1,548,143)	(464,948)	(892,087)
Other Financial Institutions	(1,548,143)	(464,948)	(892,087)
On Other Financial Liabilities	(3,942,263)	(11,885,457)	(3,609,837)
On Debt Securities	(27,847,241)	(10,773,163)	(18,562,807)
On Subordinated Debt Securities	(3,692,114)	(4,249,033)	(4,684,526)
Total	(564,380,742)	(352,365,883)	(266,577,105)

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED December 31, 2022, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Fee Income	12.31.22	12.31.21	12.31.20
Fee Related to Credit cards	65,466,902	61,469,379	62,496,929
Fee related to Insurance	4,956,738	5,222,053	5,044,455
Fee related to Obligation	43,302,629	40,114,113	33,721,182
Fee Related to Credits	20,442,116	21,114,060	22,284,321
Fee Related to Loan Commitments and Financial Guarantees	298,733	236,586	322,827
Fee Related to Securities	4,773,876	4,583,275	5,217,050
Fee for Collections Management	837,407	802,854	1,036,417
Fee for Foreign and Exchange Transactions	4,582,676	3,601,247	4,839,862
Total	144,661,077	137,143,567	134,963,043

Fee-related Expenses	12.31.22	12.31.21	12.31.20
Fees related to Transactions with Securities	(335,786)	(362,292)	(475,228)
Fees related to Credit Cards	(16,280,287)	(16,349,680)	(15,727,393)
Fees related to foreign operations and exchange	(627,873)	(676,826)	(1,421,691)
Fees related to indirect channels	(598,562)	(689,134)	(1,073,932)
Others	(9,117,548)	(6,495,473)	(9,020,137)
Total	(26,960,056)	(24,573,405)	(27,718,381)