Form 20-F
period 2023-12-31
GRUPO FINANCIERO GALICIA SA
filed 2024-04-26
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 26, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 20-F
__________________________
(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2023
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
Tel: 54 11 4343 7528, drivas@gfgsa.com
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”, “Grupo Galicia”, “GFG” or the “Company”) is a financial services holding company incorporated in Argentina and is one of Argentina’s largest financial services groups. In this annual report, references to “we”, “our”, and “us” are to Grupo Financiero Galicia and its consolidated subsidiaries, except where otherwise noted. Our consolidated financial statements consolidate the accounts of the following companies:
•Grupo Financiero Galicia;
•Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia” or the “Bank”), our largest subsidiary;
•Tarjetas Regionales S.A. (“Tarjetas Regionales”) and its subsidiaries;
•Sudamericana Holding S.A. ("Sudamericana Holding" or “Sudamericana”) and its subsidiaries;
•Galicia Warrants S.A. (“Galicia Warrants”);
•Galicia Asset Management S.A.U. (“Galicia Asset Management”);
•IGAM LLC (“IGAM") and its subsidiaries;
•Galicia Securities S.A.U. (“Galicia Securities”);
•Agri Tech Investments LLC ("Agri Tech") and its subsidiaries;
•Galicia Ventures LP ("Galicia Ventures");
•Galicia Investments LLC ("Galicia Investments"); and
•Galicia Holdings US, Inc. ("Galicia Holdings").
These consolidated financial statements have been prepared in accordance and in compliance with the IFRS Accounting Standards (“IFRS”) issued by the International Financial Reporting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). IFRS in force as of the date of preparation of these consolidated financial statements for the fiscal years ended December 31, 2023, 2022 and 2021 have been applied. We maintain our financial books and records in Argentine Pesos and prepare our financial statements in conformity with IFRS, as issued by the IASB, effective as of the fiscal year beginning on January 1, 2018.
As of July 1, 2018, Argentina qualified as a hyperinflationary economy for accounting purposes. Grupo Galicia’s functional currency is the Argentine peso and its financial statements have been prepared in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies as if the Argentine economy had always been hyperinflationary. The financial position and results of operations as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 are reflected in terms of current purchasing power using the Consumer Price Index (“CPI”) as of December 31, 2023.
In this annual report, references to “US$” and “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Argentine Pesos. The exchange rate used in translating Pesos into Dollars and used in calculating the convenience translations included in the following tables is the “Reference Exchange Rate” that is published by the Argentine Central Bank (commonly referred to as “BCRA” for its Spanish acronym) and that was Ps.808.4833, Ps.177.1283 and Ps.102.7500 per US$1.00 as of December 31, 2023, December 31, 2022 and December 31, 2021, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or at any other rate.
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
FORWARD LOOKING STATEMENTS
This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions Item 4. “Information on the Company”-A. “History and Development of the Company”-“Capital Investments and Divestitures,” Item 5. “Operating and Financial Review and Prospects”-A. “Operating Results-Principal Trends” and B. “Liquidity and Capital Resources.” All statements other than statements of historical facts contained in this annual report (including statements regarding our future financial position, business strategy, budgets, projected costs and management’s plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or other similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be provided with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely from those contemplated in such forward-looking statements include, but are not limited to:
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
•impact of epidemics or pandemics (such as COVID-19 or other future outbreaks) on the global, regional and national economy, on financial activity, on global trade -both in terms of volume and prices-, and on the Company’s ability to recover from the negative effects of the pandemic (or other future outbreak);
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

During the past decade Argentina experienced economic stagnation as a result of unstable monetary, fiscal and economic regulatory policies. This, combined with a lack of institutional transparency, led to increasing inflation rates, lack of economic growth, currency instability and low investment levels, among others. In addition to such possible new policies, no assurance can be provided regarding other events, such as the enactment of other governmental policies, that may occur in the future and their impact on the Argentina economy and on the results of Grupo Galicia’s operations.

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

We cannot provide assurance that a decline in economic growth or certain economic instability will not occur. Any stagnation, slowdown or economic and political instability could have a significant adverse effect on Grupo Galicia’s business, financial position and results of operations, and the trading price for its ADSs.
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

It is not possible to predict the impact of any present or future measures that may be adopted will have on the Argentine economy overall and the financial sector in particular.

Measures adopted by the Government or future measures implemented may be disruptive to the economy and may fail to benefit, or may harm, our business. In particular, Grupo Galicia has no control over the implementation of reforms to the regulatory framework that governs its operations and cannot guarantee that these reforms will be beneficial, will be implemented or that they will be implemented in a manner that will benefit its business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy and Grupo Galicia’s business, financial position and results of operations and the trading price for its ADSs.
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

Despite the fact that, due to the reforms implemented since 2016, current inflation rates calculated by INDEC are generally accepted, the possibility that they may be manipulated in the future cannot be ruled out. Any such future manipulation could affect the Argentine economy in general and the financial sector in particular.

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

Combined with high inflation rates, Argentina has also displayed high volatility in its currency valuation, as a consequence of local imbalances and external shocks. Both high inflation rates and high levels of volatility in the inflation rate impact Argentina’s competitiveness abroad, as well as real salaries, employment rates, consumption rates and interest rates. A high level of uncertainty with regard to these economic variables, and lack of stability in terms of inflation, could lead to shortened contractual terms and affect the ability to plan and make decisions. This may have a negative impact on economic activity and the income of consumers and their purchasing power. All of the above could materially and adversely affect Grupo Galicia’s financial position, results of operations and business, and the trading price for its ADSs.
Argentina’s and Argentine companies’ ability to obtain financing and to attract direct foreign investment is limited and may adversely affect Grupo Galicia’s financial position, results of operations and business.
In the past, Argentina has had and continues to have limited access to external financing, and has had different debt restructuring processes with foreign bondholders, multilateral financial institutions and other financial institutions. In September 2020, Argentina renegotiated debt terms with foreign bondholders. In March 25, 2022, Argentina and the International Monetary Fund signed an arrangement under the Extended Fund Facility, whereby a credit line was granted in order to meet payments under the Stand-By Arrangement signed in 2018 with the international organization.

Argentina has recently gained access to additional sources of financing, such as loans from the Development Bank of Latin America and the Caribbean and a currency swap with the People's Bank of China. In addition, the Extended Fund Facility Agreement with the International Monetary Fund is estimated to continue until December 31, 2024.

Notwithstanding the above mentioned recent but limited increased access to sources of financing, new or more onerous regulations and restrictions that limit access to international financing for the private sector could arise again in the future. Such an event could have a negative impact on the Company's business, financial condition and results of operations. In addition, Argentina may be unable to service its debt, may again be unable to access the markets or other sources of financing or may need to go through a debt restructuring process again. All of such scenarios could have an adverse effect on the Argentine economy and, consequently, on Grupo Galicia's operations.
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

Additionally, a significant increase in the real appreciation of the Peso could affect Argentina’s competitiveness. Such an increase could substantially affect the price (and thus attractiveness) of its exports, prompt new recessionary pressures on Argentina’s economy, create a new imbalance in the foreign exchange market and exacerbate exchange rate volatility. A significant appreciation of the real exchange rate could adversely affect the Argentine public sector’s tax revenues in real terms. The occurrence of the foregoing could potentially materially and adversely affect the Argentine economy, as well as Grupo Galicia’s financial condition and operating results and, thus, the trading prices for its ADSs.
Volatility in the regulatory framework could have a material and adverse effect on Argentina’s economy in general, and on Grupo Galicia’s financial position, specifically.
From time to time the Argentine government has enacted several laws amending the regulatory framework governing a number of different activities as a measure to stimulate the economy, some of which have had adverse effects on Grupo Galicia’s business. Although the new administration eliminated some of these regulations, political and social pressures could inhibit the Argentine government’s implementation of policies designed to generate growth and enhance consumer and investor confidence.

No assurance can be provided that future regulations, especially those related to the financial system, will not materially and adversely affect the assets, revenues and operating income of Argentine private sector companies, including Grupo Galicia, the rights of holders of securities issued by those entities, or the value of those securities. The lack of regulatory foresight could impose significant limitations on activities of the financial system and Grupo Galicia’s business, and thus generate uncertainty regarding its future financial position and result of operations and trading price for its ADSs.
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

The international financial environment may also result in a devaluation of regional currencies and exchange rates, including the Peso, which would also cause economic volatility in Argentina. A new global economic or financial crisis or the effects of deterioration in the current international context, could negatively affect the Argentine economy and, consequently, Grupo Galicia’s results of operations, financial conditions and the trading price for its ADSs.
A potential additional devaluation of the Peso may hinder or potentially prevent Grupo Galicia from being able to honor its foreign currency denominated obligations.
The Argentine Peso depreciated 98.2 % as compared to the Dollar between December 31, 2016 and April 3, 2024, according to the official quotation of the BCRA. If the Peso further depreciates against the Dollar, as has recently occurred and which could occur again in the future, this could have an adverse effect on the ability of Argentine companies to make timely payments on their debts denominated in or indexed or otherwise connected to a foreign currency, generate very high inflation rates, reduce real salaries significantly, and have an adverse effect on companies focused on the domestic market, such as public utilities and the financial industry. Such a potential devaluation could also adversely affect the Argentine government’s capacity to honor its foreign debt, with adverse consequences for Grupo Galicia’s and Banco Galicia’s businesses, which could, in turn, affect Grupo Galicia’s capacity to meet obligations denominated in a foreign currency. All of the foregoing could have a material adverse effect on the trading prices for Grupo Galicia’s ADSs.

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

In order to control the depreciation of the Peso, on September 1, 2019 the Executive Branch introduced capital controls, which allows the BCRA to exercise control over the Peso and therefore to prevent the Argentine currency from depreciating. Throughout 2020, 2021, 2022 and 2023, the capital controls initially imposed in 2019 were bolstered while additional restrictions limited personal and corporate access to foreign currencies in the official market. A further depreciation of the Peso could adversely affect the Argentine economy and Grupo Galicia’s financial condition, its business, and its ability to service its existing debt obligations. Moreover, an acceleration of inflation caused by an exchange rate crisis would raise the costs associated with Grupo Galicia’s subsidiaries servicing their foreign currency-denominated debt. All or any of the above which could increase Grupo Galicia’s costs and therefore have a material adverse effect on Grupo Galicia’s financial condition and results of operations and, thus, the trading value of its ADSs.
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

The impact that these measures or potential future measures will have on the Argentine economy and Grupo Galicia is uncertain. No assurance can be provided that the current regulations will not be amended, or that no new regulations will be enacted in the future imposing greater limitations on funds flowing into and out of the Argentine foreign exchange market. Any such new measures, as well as any additional controls and/or restrictions, could materially adversely affect Grupo Galicia’s ability to access the international capital markets and may undermine its ability to make payments of principal and/or interest on its obligations denominated in a foreign currency or transfer funds abroad (in total or in part) to make payments on its obligations (which could negatively affect Grupo Galicia’s financial condition and results of operations). Therefore, Argentine resident or non-resident investors should take special notice of these regulations (and their amendments) that limit access to the foreign exchange market. In the future Grupo Galicia may be prevented from making payments in Dollars and/or making payments outside of Argentina due to the restrictions in place at that time in the foreign exchange market and/or due to the restrictions on the ability of Argentine companies to transfer funds abroad.
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

However, between 2019 and 2023, the tariffs that electrical power companies can charge were kept virtually unchanged. As such, the increasing costs incurred by these electrical power companies that are not covered by the current tariffs have been paid for using governmental subsidies. This use of governmental subsidies instead of increases in tariffs has led to an increase in the level of public spending by the Government. In recent months, tariffs began a gradual recovery process in order to reduce subsidies, and are expected to continue rising until the subsidy reaches zero for the majority of the population, which could have a material adverse effect on inflation and, thus, on Argentine consumers’ disposable income and the financial and operating performance of Argentine companies. A similar situation has occurred or has been in effect with public transportation, which up until the current government, had been continuously subsidized. As of the date hereof, gradual adjustments are expected until the ride fare paid by the user reflects the true value of the ticket. The reduction of subsidies on the ride fares could have a material adverse effect on inflation and, thus, on Argentine users real income and the financial and operating performance of Argentine companies. As a result, such aforementioned changes could, in turn, affect Grupo Galicia’s financial condition and results of operations and the trading price of our ADSs as well.
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

For example, in the recent history of Argentina there have been strikes promoted by the union representing Argentine bank employees. Some of these strikes did not have a direct effect on banks (including our principal subsidiary, Banco Galicia) but did impact banks’ clients who were not able to access branches. Such strikes can also lower the perception the public has of banks, which could have a reputational cost for Banco Galicia (the main subsidiary of Grupo Galicia) and, consequently, for Grupo Galicia. Labor movements are active in Argentina and can potentially lead to further strikes or work stoppages if demands are not satisfied, which could have a material and adverse effect on Grupo Galicia’s operations and operating costs.

There can be no assurance that the Argentine government will not adopt measures in the future mandating salary increases or the provision of additional employee benefits, or that employees or their unions will not exert pressure on companies, such as Grupo Galicia or its subsidiaries, in demanding the implementation of such measures. The implementation of any such measures could have a material and adverse effect on Grupo Galicia’s expenses and business, results of operations and financial condition and, thus, on the trading prices for its ADSs.

High levels of public expenditures in Argentina could generate long lasting adverse consequences for the Argentine economy.
Since 2007, Argentina increased its spending to Gross Domestic Product (“GDP”) ratio to reach a maximum of 24% in 2015, quite above the ratio of the rest of the countries in the region. Between 2016 and 2019, a decreasing trend in expenditures was observed. However, in 2020 the spending-to-GDP ratio increased again, as the fiscal stimulus package implemented to deal with COVID-19 and the mobility restrictions resulting from COVID-19 put pressure on the fiscal balance and resulted in increased expenditures. In 2020, the primary deficit amounted to 6.5% of GDP and it was mainly financed by assistance from the BCRA. The primary deficit was reduced to 3.0% of GDP in 2021 and to approximately 2.5% of GDP in 2022. However, the primary deficit in 2023 increased to 2.9% of GDP.

If the fiscal deficit is not reduced and debt financing is insufficient, the Government may be forced to continue its reliance on BCRA financing.

The lack of reduction in Argentina’s deficit could have a negative effect on the Government’s ability to access and incur the long-term debt in the financial markets, and in turn, could limit the access to such markets for Argentine companies, such as Grupo Galicia and its subsidiaries. The same may have a material and adverse effect on Grupo Galicia’s financial condition, results of operations and the trading price for its ADSs.
Exposure to multiple provincial and municipal tax legislation and regulations could adversely affect Grupo Galicia’s business or results of operations.
Argentina has a federal system of government with 23 provinces and the Autonomous City of Buenos Aires. Each of these, under the Argentine National Constitution, has full power to enact legislation concerning taxes. Likewise, within each province, municipal governments have broad powers to regulate said matters. Given that the bank branches of our primary subsidiary, Banco Galicia, are located in multiple provinces, we are subject to various provincial and municipal legislation and regulations that may vary from time to time. Future developments in provincial and municipal legislation concerning taxes, provincial regulations or other matters could have a material and adverse effect on Grupo Galicia’s expenses and business, results of operations and financial condition and thus the trading price for its ADSs could decrease.
Epidemics and pandemics, could have an adverse effect on our business operations.
An outbreak of another pandemic, or epidemics disease or similar public health threat could have material adverse effects on global economic, financial and business conditions, which could materially and adversely affect our business, financial condition and results of operations.

The long-term effects to the global economy and to Grupo Galicia of epidemics, pandemics and other public health crises, are difficult to assess or predict, and may include risks to employee’s health and safety, and reduce our business operations. Also, such long-term effects depend on several other factors which are uncertain (such circumstances may include further waves of infection, further variants of the Covid-19 virus, the lasting effects of vaccines, the global roll out of vaccination programs, the percentage of vaccinated population, possible lockdowns or other restrictions, and the speed and stability of the economic recovery, among others).

Epidemics, pandemics and other health crises, may negatively impact the business and operations of third-party service providers who perform services critical for our business. Furthermore, in such cases, the Government may impose certain measures such as travel restrictions, border closures and lock-downs, which may force us to set in place work from home arrangements for our employees and may also have a material impact on our ability to operate and achieve our business goals.

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

Finally, it is unclear whether these challenges and uncertainties will increase or diminish, and what effects they may have on long-term global political and economic conditions. The impact of health crises could have a material and adverse effect on Grupo Galicia’s business, results of operations, and financial condition and, therefore, on the trading prices of its ADSs.
Failure to adequately address actual and perceived risks arising from institutional deterioration and corruption could adversely affect Argentina’s economy and financial position and the ability of Argentine companies to attract foreign investment.
The lack of a solid institutional framework governing contracts entered into by the Government and its agencies and allegations of corruption have affected and continue to affect Argentina. The International Corruption Perceptions and Transparency Index, which measures corruption in 180 countries, has ranked Argentina No. 98 in 2023, with a score of 37 points out of a possible 100. In addition, as of the date of this report, Argentina has been invited to join the Organization for Economic Cooperation and Development (OECD). However, if the country is not able to carry out the reforms and assume the commitments required by this organization, its membership could be rejected. Failure to address these issues could increase the risk of political instability and distort the decision-making process, adversely affecting Argentina’s international reputation and the ability of its companies to attract foreign investment.

A deterioration in the Argentine reputation could have a material and adverse effect on Grupo Galicia’s financial condition and results of operations and, thus, on the trading price for its ADSs.
The Argentine economy could be negatively affected by external factors, such us epidemics and pandemics, which have an impact in the whole world, and the consequent implementation of measures destined to deal with the mentioned external factors, and their economic impact both on a local and an international level.
The Argentine economy is vulnerable to external factors the Argentine government may adopt measures to protect the health of the population.

These measures, and any others the Argentine government may implement in the future, could have a negative and direct impact on the country’s economy, by reducing both aggregate supply and demand.

Higher uncertainty levels associated with an unexpected external shock, such as a global pandemic, could exacerbate the volatility of financial conditions, particularly in emerging markets, which could pose a threat to Argentina’s currency and financing availability.

Any of these potential risks to the Argentine economy could have a material and adverse effect on Grupo Galicia’s business, results of operations and financial condition and, thus, on the trading prices for its ADSs.
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
As a result of various economic crises, financial intermediation activity has declined in Argentina; private sector loans and deposits have fallen both in volume and as a percentage of GDP. The ratio of the total financial system’s private-sector deposits and loans to GDP remains low when compared to international levels. Private-sector deposits and loans in pesos amounted to 17.2% and 8.1% of GDP, respectively, as of December, 2023.

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

Under these circumstances and for an undetermined period of time, the (i) scale of the operations of financial institutions operating in Argentina, including Banco Galicia, (ii) volume of their business, (iii) size of their assets and liabilities or (iv) their ability to generate results, could be limited and/or restricted, would may, in turn, impact the results of operations of Banco Galicia and potentially the trading price for Grupo Galicia's ADSs.
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
Banco Galicia’s (our main subsidiary) exposure to the public sector as of December 31, 2023 was Ps3,583,823 million, representing approximately 41% of its total assets and 217% of its shareholders’ equity. Of this total, Ps.386,299 million were BCRA debt instruments, Ps.2,132,387 million corresponded to debt securities issued by the public sector, and Ps1,064,534 million corresponded to repurchase agreement transactions issued by the BCRA, while the remaining corresponded to other receivables resulting from financial brokerage. As a result, Grupo Galicia’s income-generating capacity may be materially impacted or may be particularly affected by the Argentine public sector’s repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above.
The Consumer Protection Law may limit some of the rights afforded to Grupo Galicia and its subsidiaries.
Argentine Law No.24,240 (as amended by Law No. 26,361, Law No. 27,250, Law No. 27,265 and Law No. 27,266, the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Galicia’s customers. Additionally, Law No.25,065 (as amended by Law No.26,010, Law No.26,361, and the Decree of Necessity and Urgency No. 70/2023 the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders. Additionally, the Civil and Commercial Code captured the principles of Consumer Protection Law and established their application to banking agreements.
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
The application of both the Consumer Protection Law and the Credit Card Law by administrative authorities and courts at the federal, provincial and municipal levels has increased. This trend has led to an increase in general consumer protection levels. In the event that Grupo Galicia and/or its subsidiaries are found to be liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of Grupo Galicia and its subsidiaries’ rights, for example, with respect to their ability to collect payments due from services and financing provided by Grupo Galicia or its subsidiaries, and adversely affect their financial results of operations. There can be no assurance that court and administrative rulings based on the regulation or measures adopted by the enforcement authorities will not increase the degree of protection given to its debtors and other customers in the future, or that they will not favor the claims brought by consumer groups or associations.
The implementation of the Consumer Protection Law, the Credit Card Law and other applicable regulations by administrative authorities and courts may prevent or hinder the collection of payments resulting from services rendered and financing granted by Grupo Galicia’s subsidiaries, which may have an adverse effect on their results and operations and, in turn, on the trading price for the ADSs.
The maintenance or implementation of measures regarding the charging of fees and regulated rates could materially and adversely affect Grupo Galicia’s consolidated financial condition and results of operations
The BCRA has various regulations regarding the fees and interest rates that entities can charge in the banking business. One of Grupo Galicia’s primary subsidiaries, Banco Galicia, is required to comply with the applicable regulations. Interest rates and regulated fees (e.g. setting caps on the rates and fees that an entity can charge its customers) could affect the interest rates and fees earned by Banco Galicia, which could result in a reduction in Grupo Galicia’s consolidated income or a decrease in customer demand for Banco Galicia’s loan or deposit products. In addition, if Banco Galicia were permitted to (and actually did) increase the interest rates and fees it charged (or if the same were otherwise raised by the BCRA or otherwise), such increases could result in higher debt service obligations for Banco Galicia’s customers; which could, in turn, result in higher levels of delinquent loans or discourage customers from borrowing. Interest rates and regulated fees are highly sensitive to many factors beyond Banco Galicia’s control, such as regulation of the financial sector in Argentina, domestic and international economic and political conditions, among other factors. Changes in the demand for our subsidiaries services and/or increases in the levels of delinquency of their customers could have a material and adverse effect on their businesses and, in turn, on Grupo Financiero Galicia’s business, results of operations and financial condition and on the trading price for it ADSs.
Class actions against financial institutions for an indeterminate amount may adversely affect the profitability of the financial system and of Banco Galicia, specifically.
Certain public and private organizations have initiated class actions against financial institutions in Argentina, including Banco Galicia. Class actions are contemplated in the Argentine National Constitution and the Consumer Protection Law, but their guidance with respect to procedural rules for instituting and trying class action cases is limited. The courts, however, have admitted class actions in spite of lacking specific regulations, providing some guidelines with respect to the procedures for the same. These courts have admitted several complaints filed against financial institutions to defend collective interests, based on arguments that object to charges applied to certain products, applicable interest rates and the advisory services rendered in the sale of government securities, among others.
Final judgments entered against financial institutions under these class actions may affect the profitability of financial institutions in general and of Banco Galicia specifically in relation to class actions filed against Banco Galicia. For further information regarding class actions brought against Banco Galicia, please refer to the Item 8. “Financial Information”─A. “Consolidated Statements and Other Financial Information”—“Legal Proceedings”— “Banco Galicia”. To the extent that the profitability of Banco Galicia is impacted by the foregoing, the same could have a material and adverse effect on Grupo Galicia’s business, results of operations and financial condition and on the trading price for it ADSs.
Administrative procedures filed by the tax authorities of certain provinces against financial institutions, such as Banco Galicia (the primary subsidiary of Grupo Galicia) and amendments to tax laws applicable to Grupo Galicia could generate losses for Grupo Galicia.

In the last years, the City of Buenos Aires tax authorities, as well as certain provincial tax authorities, have initiated administrative proceedings against financial institutions in order to collect higher gross income taxes from such financial institutions.
Although Banco Galicia (the primary subsidiary of Grupo Galicia) believes it has met its tax obligations regarding current regulations and has properly recorded provisions for those risks based on the opinions and advice of its external legal advisors and pursuant to the applicable accounting standards, certain risks may render those provisions inadequate. Tax authorities may not agree with Banco Galicia’s tax treatment, possibly leading to an increase in its tax liabilities.
Moreover, amendments to existing regulations may increase Grupo Galicia’s tax rate and a material increase in the tax burden could adversely affect its financial results, results of operations and the trading price for its ADSs.
Restriction on the distribution of results by financial institutions.
Financial institutions must obtain prior authorization from the BCRA before they can pay distributions. The distribution of results from financial institutions was suspended from January 1, 2023 until March 31, 2023. Starting from April 1, 2023 until December 31, 2023, financial institutions that had the BCRA's authorization – in accordance with the provisions of Section 6 of the regulations on "Distribution of Results" – may distribute results in 6 equal, monthly, and consecutive installments, representing up to 40% of the amount that would have been applicable under the current regulations. Likewise, pursuant to Communication "A" 7984, the BCRA has determined that, from March 21, 2024, to December 31, 2024, financial institutions with prior authorization from the BCRA - in accordance with Section 6 of the regulations on "Distribution of Results" - may distribute results in 6 equal, monthly, and consecutive installments for up to 60% of the amount that would have corresponded if said regulations had been applied.
Current or future restrictions on the distribution of dividends by Argentine financial institutions could affect the distribution of dividends of Banco Galicia, our main subsidiary, which would, in turn, adversely impact the dividends received by Grupo Galicia and, thus, distributions on its ADSs.
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
Grupo Galicia’s subsidiaries are under no obligation to pay any amount to enable Grupo Galicia to carry out investment activities and/or to pay its liabilities or to give Grupo Galicia funds for such purposes. Each of the subsidiaries is a legal entity separate from Grupo Galicia, and due to certain circumstances, legal or contractual restrictions, as well as to the subsidiaries’ financial condition and operating requirements, Grupo Galicia’s ability to receive dividends and its ability to develop its business and/or to comply with payment obligations could be limited. Under certain regulations, Banco Galicia has restrictions relating to dividend distributions.
Investors should take notice of the above, prior to deciding on their investment in equity in Grupo Galicia as a failure to receive the noted dividends may materially and adversely impact the ability of Grupo Galicia to pay any amounts in respect of the ADSs. For further information on dividend distribution restrictions, see Item 5. “Operating and Financial Review and Prospects”─B. “Liquidity and Capital Resources”.
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
The price of Grupo Galicia’s ordinary shares may fluctuate significantly, and your investment may decline in value.
The price of Grupo Galicia´s ordinary shares may fluctuate significantly in response to several factors, many of which are beyond our control, including those described in this annual report under “Risk Factors Relating to Argentina” and “Risk Factors Relating to the Argentine Financial System”.
The stock markets in general, and the shares of emerging markets in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies involved. Grupo Galicia cannot assure that any trading price or valuation will be sustained. These factors may materially and adversely affect the market price of our ordinary shares, which may limit or prevent investors from readily selling Grupo Galicia’s ordinary shares and may otherwise affect liquidity, regardless of Grupo Galicia’s operating performance.
Market fluctuations, as well as general political and economic conditions in the markets in which we operate, such as recessions or currency exchange rate fluctuations, may also adversely affect the market price of Grupo Galicia’s ordinary shares and the ADSs.
Adverse conditions in the credit, capital and foreign exchange markets may have a material adverse effect on Grupo Galicia’s financial position and results of operations and adversely impact it by limiting its ability to access funding sources.
Grupo Galicia may sustain losses relating to its investments in fixed- or variable-income securities on the exchange market and its monetary position due to, among other reasons, changes in market prices, defaults and fluctuations in interest rates and in exchange rates. A deterioration in the capital markets may cause Grupo Galicia to record net losses due to a decrease in the value of its investment portfolios, in addition to losses caused by the volatility in financial market prices, even if the economy overall is not affected. Any of these losses could have an adverse effect on Grupo Galicia’s results of operations, business and financial condition and, in turn, on the trading price for the ADSs.
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
Possible negative effects on the results of Banco Galicia (the main subsidiary of Grupo Galicia) due to an increase in the default rate may occur, with a corresponding negative impact on the results of Grupo Galicia.
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
An increase in Banco Galicia’s allowance for loan losses coupled with a reduction in profitability would either lead to an increase in the cost of credit, resulting in existing clients and new clients being affected by higher interest rates for the loans they request, or result in Banco Galicia assuming a loss of profits. A reduction in Banco Galicia’s profits would adversely impact the dividends received by Grupo Galicia and, thus, distributions on its ADSs.
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
Impact of new Environmental, Social and Governance rules adopted by the U.S. Securities and Exchange Commission.

The U.S. Securities and Exchange Commission ("SEC") on March 6, 2024, adopted a new slate of standardized climate-related disclosure rules for public companies and foreign private issuers aimed at promoting transparency, accountability, and sustainability practices among publicly traded companies. As a foreign issuer based in Argentina, Grupo Galicia is subject to these evolving regulatory framework starting on January 1, 2025.
As mentioned in the prior risk factor, Grupo Galicia has been working on promoting a sustainable management and development. However, the implementation of new ESG rules by the SEC may present compliance challenges for Grupo Galicia and its subsidiaries. Compliance with these rules may require changes to the Company's corporate governance practices and controls, disclosure requirements, risk management frameworks, and operational processes. Additionally, the new policies may require GFG to provide additional disclosures regarding its environmental impact, social initiatives, diversity and inclusion efforts, and governance structures. Failure to comply with these disclosure requirements could result in reputational damage, regulatory sanctions, and potential legal liabilities, which could adversely affect Grupo Galicia's business operations and financial performance.

Adapting to the new ESG rules may also necessitate operational changes across Grupo Galicia's subsidiaries, including modifications to business practices, investment strategies, product offerings, and customer relationships. These changes could entail significant costs, resource allocations, and disruptions to the companies ongoing operations, which could negatively impact the profitability and competitive position. Non-compliance with or perceived inadequacy in meeting ESG standards established by the SEC could lead to reputational risks for GFG and its subsidiaries. Negative publicity, stakeholder scrutiny, and investor concerns about Grupo Galicia's ESG practices may result in diminished investor confidence, reduced market valuation, and difficulty accessing capital markets, which could impair the Company's ability to fund operations and pursue growth opportunities.

Finally, the evolving nature of ESG regulation and the potential for further changes in SEC rules create uncertainty regarding future compliance requirements and enforcement actions. Failure to anticipate or adapt to regulatory developments in a timely manner could expose Grupo Galicia to regulatory scrutiny, penalties, and legal disputes, which could have material adverse effects on Grupo Galicia's business, financial condition, and results of operations.

Grupo Galicia is committed to proactively monitoring and assessing the impact of new SEC ESG policies on its business operations and subsidiaries. GFG will endeavor to enhance its ESG disclosure practices, strengthen governance structures, and implement sustainable business strategies to align with evolving regulatory expectations and stakeholder interests. Additionally, Grupo Galicia will continue to engage with regulators, industry associations, and other stakeholders to stay informed about emerging ESG trends and best practices, and to advocate for policies that promote long-term value creation and sustainable development.
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
Grupo Galicia's capital structure is comprised of class A shares, each of which grants its holder five votes, and class B shares, each of which grants its holder one vote. As of December 31, 2023, a total of 1,474,692,091 of Grupo Galicia's shares were outstanding, of which 281,221,650 were class A shares and 1,193,470,441 were class B shares.
Grupo Galicia, in turn, is controlled by another pure holding company called EBA Holding S.A., which holds the necessary number of votes required to take all decisions at Grupo Galicia’s the shareholders' meeting, but does not perform any management activities related to Grupo Galicia.
As of December 31, 2023, EBA Holding S.A. held 100% of the class A shares representing 19.1% of the total outstanding shares of Grupo Galicia, and 9.5% of the class B shares representing 7.4% of the total outstanding shares of Grupo Galicia. Each class A share entitles its holder to five votes and each class B share entitles its holder to one vote, resulting in EBA Holding S.A. holding, directly and indirectly, 26.5% of the outstanding shares of Grupo Galicia and 58.3% of the total voting power in such company.

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
In spite of all existing security measures, Grupo Galicia cannot provide any assurance that the systems are not vulnerable to cybersecurity breaches or that the mentioned measures will be successful in protecting against any such breach. In addition, any of the aforementioned events could lead to an increase in compliance costs for Grupo Galicia’s subsidiaries. If any of the above described events were to occur, it could lead to monetary losses and reputational damage to Grupo Galicia’s brands, which could reduce the use and acceptance of its products, greater regulation, and increased compliance costs, therefore adversely affect its business and results of operation and the trading price for its ADSs.
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
Therefore, if in the future Grupo Galicia’s subsidiaries are unable to effectively control the level of quality of their loan portfolio, if loan loss reserves are inadequate to cover future losses, or if they are required to increase their loan loss reserves due to an increase in the amount of their non-performing loans, the financial position and the results of operations of Grupo Galicia’s subsidiaries may be materially and adversely affected and, in turn, the trading prices for the ADSs.
If Grupo Galicia’s subsidiaries should fail to meet regulatory standards or expectations or detect money laundering and other illegal or inappropriate activities in a comprehensive or timely manner, Grupo Galicia´s subsidiaries may incur fines, penalties, reputational harm and other negative consequences which may, in turn, negatively impact dividends received by Grupo Galicia.
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
In addition, a single event or issue may give rise to numerous and overlapping investigations and proceedings in different jurisdictions. Also, the laws and regulations in jurisdictions in which Grupo Galicia’s subsidiaries operate may be different or even conflict with each other as to the products and services offered by Grupo Galicia’s subsidiaries or other business activities Grupo Galicia’s subsidiaries may engage in, which can lead to compliance difficulties or issues. Furthermore, many legal and regulatory regimes require Grupo Galicia’s subsidiaries to report transactions and other information to regulators and other governmental authorities’ self-regulatory organizations, exchanges, clearing houses and customers. Grupo Galicia´s subsidiaries may be subject to fines, penalties, restrictions on our business, or other negative consequences if they do not timely, completely, or accurately provide regulatory reports, customer notices or disclosures, or make tax-related withholdings or payments, on behalf of themselves or their customers.
While Grupo Galicia’s subsidiaries have adopted policies and procedures intended to detect and prevent the use of their networks for money laundering activities and by terrorists, terrorist organizations and other types of organizations, those policies and procedures may fail to fully eliminate the risk that Grupo Galicia’s subsidiaries have been or are currently being used by other parties, without their knowledge, to engage in activities related to money laundering or other illegal activities. Moreover, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there was in place at the time, systems and procedures designed to ensure compliance. For example, Grupo Galicia’s subsidiaries are subject to regulations issued by the Office of Foreign Assets Control (“OFAC”) that prohibit financial institutions from participating in the transfer of property belonging to the governments of certain foreign countries and designated nationals of those countries. OFAC may impose penalties or restrictions on certain activities for inadvertent or unintentional violations even if reasonable processes are in place to prevent the violations. Any violation of the applicable laws or regulatory requirements, even if inadvertent or unintentional, or any failure to meet regulatory standards or expectations, including any failure to satisfy the conditions of any consent orders, could result in fees, penalties, restrictions on Grupo Galicia’s subsidiaries ability to engage in certain business activities, reputational harm, loss of customers or other negative consequences all of which could have a material and adverse effect on Grupo Galicia’s business, financial condition and operations and, in turn, on the trading price for the ADSs.
A disruption or failure in Grupo Galicia’s information technology system could adversely affect its operations and financial position.
The success of Grupo Galicia’s subsidiaries is dependent upon the efficient and uninterrupted operation of their communications and computer hardware systems, including those systems related to the operation of their ATM networks and digital channels. Grupo Galicia’s communications, systems or transactions could be harmed or disrupted by power failures, data breaches, cyber-attacks, acts of terrorism, physical theft, reputational damage and similar events or disruptions. Any of the foregoing events may cause disruptions in Grupo Galicia’s systems, delays in the provision of and/or the loss of critical data and could prevent it from operating at optimal levels. In addition, the contingency plans in place may not be sufficient to cover all those events and, therefore, this may mean that the applicable insurance coverage is limited or inadequate, preventing Grupo Galicia (or its subsidiaries) from receiving full compensation for the losses sustained as a result of such a global disruption. If any of these events occur, it could damage the reputation, entail serious costs and affect Grupo Galicia’s transactions, as well as its results of operations, business and financial position and, in turn, the trading price for the ADSs.
The Argentine Peso qualifies as a currency of a hyperinflationary economy, and Grupo Galicia is required to apply inflationary adjustments to its financial statements, which adjustments could adversely affect its financial statements, results of operations and financial condition.
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
Because of the fluctuating levels of inflation, Grupo Galicia cannot predict the full impact of the application of such tax indexation procedures and the related adjustments on its financial statements or the effects of such tax indexation procedures on its business, results of operations and financial condition (or on the trading price for its ADSs).
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

Naranja X is a commercial umbrella that is comprised of the operating subsidiaries of Tarjetas Regionales. Through it we provide proprietary brand credit cards, consumer finance and digital banking services to the underbanked population of Argentina. For further information, see Item 4. Information on the Company – A.1. History – iii) Tarjetas Regionales below.

Through Galicia Asset Management, we provide mutual funds as know as Fondos Fima.

Through Sudamericana Holding and its subsidiaries, we provide insurance products in Argentina.

Through Galicia Securities and Inviu we provide financial, and brokerage related products as explained herein. In order to strengthen our financial and brokerage services in the region and in the United States market, we are working on establishing a new subsidiary “Galicia Holdings” in Miami, United States of America.

Through Agri Tech we provide a new set of products and services that offer payment and financing options and solutions oriented to the agricultural sector.

Through Galicia Investments and Galicia Ventures, Grupo Galicia started to invest in startups with venture capital funds in a variety of industries related to the activities developed by some of our subsidiaries in order to find and develop synergies and business opportunities.

We are one of Argentina’s largest financial services groups with consolidated assets of Ps.10,216,058 million as of December 31, 2023.

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
Following Grupo Financiero Galicia’s formation, the holding companies that held the shares in Banco Galicia on behalf of the Escasany, Ayerza and Braun families were merged into Grupo Financiero Galicia. Following the merger,

Grupo Financiero Galicia held 46.34% of the outstanding shares of Banco Galicia. In addition, and due to the merger, Grupo Financiero Galicia’s capital increased from 24,000 to 543,000,000 common shares, 281,221,650 of which were designated as class A shares and 261,778,350 of which were designated as class B shares. Following this capital increase, all of our class A shares were held by EBA Holding S.A. ("EBA Holding" or "EBA"), an Argentine corporation that is 100% owned by our controlling shareholders, and our class B shares were held directly by our controlling shareholders in an amount equal to their ownership interests in the holding companies that were merged into Grupo Financiero Galicia.
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
On May 28, 2019, the Board of Directors of Grupo Financiero Galicia approved a capital contribution to Tarjetas Regionales for Ps.500,000,000 (which, as adjusted for inflation, is equal to Ps.8,045,740,954 as of December 31, 2023) to fund the creation of a new digital financial company, called “Naranja Digital Compañía Financiera S.A.U.” ("Naranja Digital") designed to reach and offer digital banking services to the underbanked population of Argentina. Said capital contribution was effective in two payments of Ps.250,000,000 each, the first one made in June 2019 and the second one made in December 2019. The formation of said company was approved on September 16, 2019, by Resolution 205 of the BCRA.
On July 2, 2019, the Board of Directors of Grupo Financiero Galicia accepted an offer made by Inviu, to acquire 5% of the stock of Galicia Asset Management for US$920,000. Such acquisition made Grupo Financiero Galicia the sole shareholder of Galicia Asset Management. Likewise, on the same date, the Board of Directors of Grupo Financiero Galicia approved the creation of a new company denominated IGAM, to be registered in the State of Delaware, United States of America, to provide brokerage, investing and other financial services in Argentina and in other countries. The registration of IGAM took place on July 3, 2019.
On August 15, 2019, the Board of Directors of Grupo Financiero Galicia accepted a purchase offer made by Banco Galicia to sell 10,000 shares, representing 1% of the capital stock of Inviu, for Ps.695,308.54 (which, as adjusted for inflation, is equal to Ps.10,252,837 as of December 31, 2023). With this share purchase, Inviu is 100% owned by our subsidiary Banco Galicia.
On September 20, 2019, the Board of Directors of Grupo Financiero Galicia approved a capital contribution to IGAM for Ps.71,000,000, (which, as adjusted for inflation, is equal to Ps.988,752,704 as of December 31, 2023), to be applied to the purchase of the total stake in Inviu owned by Banco Galicia. Said operation was closed at a total price of Ps.69,530,854 (which, as adjusted for inflation, is equal to Ps.968,293,238 as of December 31, 2023).
On May 5, 2020, the Board of Directors of Grupo Financiero Galicia, with the goal of strengthening its brokerage service offerings approved a sale offer to purchase the entire capital stock of a brokerage company (an ALYC company -Agente de Liquidación y Compensación- meaning those Argentine entities with a broker-dealer license given by the

Argentine Market Regulator) called 34 Grados Sur Securities S.A. Said operation was closed for a total price of US$441,230 and the company was re named Galicia Securities.
On May 28, 2020, the Board of Directors of Grupo Financiero Galicia. agreed with the minority shareholders of Tarjetas Regionales to proceed with a corporate reorganization process. Through this corporate reorganization, the minority shareholders of Tarjetas Regionales, Fedler S.A. and Dusner S.A., holders of 17% of Tarjetas Regionales’s shares spun- off its shares in Tarjetas Regionales and they were absorbed, through a merger by Grupo Financiero Galicia.
On September 14, 2020, Grupo Financiero Galicia and the companies Dusner S.A. and Fedler S.A. signed the Preliminary Spin off - Merger Agreement and on December 15, 2020 the definitive Spin off - Merger Agreement was executed. As a result of said corporate reorganization, the shareholders of Fedler S.A. and Dusner S.A received GFG’s 47,927,494 Class B common shares, book-entry, with a par value of Ps.1 per share and 1 vote per share, representing their equity interest in Tarjetas Regionales and Grupo Financiero Galicia acquired the control of the 100% equity of Tarjetas Regionales. The new issued and outstanding capital of Grupo Financiero Galicia was therefore Ps.1,474,692,091, represented by 281,221,650 ordinary class A shares, book-entry, entitled to five votes per share and a face value of Ps.1 per share and 1,193,470,441 ordinary class B shares, book-entry, entitled to one vote and a face value of Ps.1 per share.
Additionally, on June 8, 2021, the Board of Directors of Grupo Financiero Galicia S.A. agreed to make a sale offer of 10,000 Class B book-entry ordinary shares, with a Par Value 1 and $1 per share, representing 0.000569% of Tarjetas Regionales to Galicia Securities for a total price of Ps.175.9 million, (which, as adjusted for inflation, is equal to Ps.1,285.1 million as of December 31, 2023). The price was set based on a book value per share of $17.59 resulting from the Net Assets of Tarjeta Regionales as of April 30, 2021. The sale offer was accepted and implemented on June 15, 2021 by Galicia Securities.
On March 22, 2022, the Board of Directors of Grupo Financiero Galicia approved the creation of Agri Tech, to develop agricultural business opportunities through a digital platform that makes agro-financial management easy to use through digital payment and financing functionalities. The company was registered in Delaware, USA, on April 1, 2022 and locally is developing its commercial activities under the trademark Nera. Grupo Financiero Galicia made an initial capital contribution of Ps.200 million during September 2022 to the company (which, as adjusted for inflation, is equal to Ps.730.5 million as of December 31, 2023) and owns the 100% equity of the company. Likewise, during February 2023, Grupo Financiero Galicia made a new capital contribution to Agri Tech of Ps.300 million (which, as adjusted for inflation, is equal to Ps.826.3 million as of December 31, 2023).

On May 19, 2022, the Board of Directors of Grupo Financiero Galicia, within the framework of agricultural business, entered into an investment agreement for participating in Agripay S.A. ("Agripay"). Agripay is a company linked to agricultural fintech oriented activities that, through a digital platform, facilitates grain transactions and electronic payments. An investment framework agreement was signed pursuant to which Grupo Financiero Galicia agreed to make an irrevocable contribution on account of a future capitalization. Said capitalization was finally made in September 2022, for an amount of Ps.276.7 million, (which, as adjusted for inflation, is equal to Ps.1,010.7 million as of December 31, 2023) and in return now holds the 15% of the equity of Agripay.

During the first quarter of 2023, the Board of Directors of Grupo Galicia resolved to create two companies, Galicia Investments, incorporated in the state of Delaware, United States of America and Galicia Ventures, incorporated in Ontario, Canada, in order to channel the investment initiatives within the open innovation and corporate venturing program.

On October 11, 2023, Grupo Galicia acquired 99.43% of the share capital of Sudamericana Seguros Galicia (also known as Seguros Sura S.A., pending approval for change of name by the Superintendence of Insurances, hereinafter "Sudamericana Seguros Galicia"), an insurance company that has insurance solutions and services for individuals and families, SMEs, large companies and the agricultural segment, served by a wide network of insurance advisory producers. On September 21, 2023, the National Insurance Superintendency approved the operation, and as a consequence, on October 11, 2023, it was carried out through the transfer of 4,512,697,946 ordinary shares with a nominal value of $1 (expressed in pesos) and with the right to one vote per share, representing 99.43% of the capital and votes of Sudamericana Seguros Galicia. Finally, on October 30, 2023, the General Shareholders' Meeting of Sudamericana approved an increase in share capital for Sudamericana through the capitalization of the capital adjustment account and the issuance of new shares. After said approval, the percentage of Banco Galicia's participation on Sudamericana amounts to 9.61% and the participation of Grupo Financiero Galicia amounts to 90.39%.

On October 23, 2023, the Grupo Galicia's Board of Directors approved the creation of two companies in the United States, Galicia Holdings. in the state of Delaware, parent company of Galicia Capital US LLC ("Galicia Capital"), in the state of Florida. The latter is a company aimed at attracting new clients by incorporating a wide range of financial instruments and enabling the development of innovative credit products.
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
On December 27, 2017, Grupo Financiero Galicia, in its capacity as sole shareholder and holder of 100% of the capital of Banco Galicia, integrated a capital contribution of Ps.10,000,000,000 (which, as adjusted for inflation, is equal to Ps.283,118,331,095 as of December 31, 2023). The BCRA, through its Resolution No.35 dated January 11, 2018, approved the capital contribution and its consideration as computable capital.
On January 21, 2019 Banco Galicia, sold to AI Zenith (Netherlands) B.V. 3,182,444 book-entry common shares, with face value of Ps.1 each and one vote per share, representing 7.7007% of Prisma Medios de Pago S.A. (“Prisma”) capital stock. Banco Galicia continues to hold 3,057,642 shares in Prisma, which represents 7.3988% of its capital stock.
In September 2019, Banco Galicia accepted an offer to acquire 100% of the shareholding in Inviu made by IGAM. The price of the operation amounted to Ps.69,530,854 (which as adjusted for inflation, is equal to Ps.968,293,238 as of December 31, 2023). See “—Grupo Financiero Galicia”.
During the fiscal year 2020, Banco Galicia, together with other financial institutions, formed a company named Play Digital S.A. (“Play Digital”) with the corporate purpose of developing and marketing a payment solution linked to the bank accounts of the financial system users, which will significantly enhance their payment experience. As of December 31, 2023, Banco Galicia held 1569.30% of Play Digital.
On October 1, 2021, the Bank, together with the other Prisma Class B shareholders, provided a notification that the put option had been exercised, and thus that they had initiated the procedure to sell 49% of the capital stock and votes to AL ZENITH (Netherlands) B.V. (a company related to Advent International Global Private Equity). In March 2022, the Bank executed the transfer of all of the remaining capital stock. The price of said shares amounts to US$54,358 and will be paid as follows: (i) 30% in Pesos, adjusted by a CER (UVA) rate plus a nominal annual rate of 15% and (ii) 70% in US Dollars at a nominal annual rate of 10% for a term of six years.
On August 10, 2023, Banco Galicia made an irrevocable equity contribution in the amount of $86.4 million to Sudamericana. Subsequently, on August 11, 2023 Sudamericana entered into a share purchase agreement for the acquisition of 99.43% of Sudamericana Seguros Galicia for US$19 million. On September 21, 2023, the National Insurance Superintendency approved the transaction, and as a consequence, on October 11, 2023, it was carried out through the transfer of 4,512,697,946 ordinary shares with a nominal value of $1 (expressed in pesos) and with the right to one vote per share, representing 99.43% of the capital and votes of Sudamericana Seguros Galicia. Finally, on October 30, 2023, the General Shareholders' Meeting of Sudamericana approved an increase in share capital for Sudamericana through the capitalization of the capital adjustment account and the issuance of new shares. After said approval, the percentage of Banco Galicia's participation in Sudamericana amounts to 9.61% and its percentage participation in Grupo Financiero Galicia amounts to 90.39%.
iii) Tarjetas Regionales
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
Finally, in February 2019 and December 2019, Cobranzas Regionales S.A. ("Cobranzas Regionales") received capital contributions from its shareholders, Naranja and Tarjetas Regionales, with the main purpose of maximizing the growth of the “NPOS” (a new service of Naranja mainly used by merchants to accept payments made from clients with any debit or credit card through a wireless device) business and the subsequent launch of the virtual wallet “Naranja X”. As a result of such capital contributions, Cobranzas Regionales capital stock increased from Ps.1 million to Ps.391 million, represented by 391,000,000 shares of face value of Ps.1 each.
In 2019, Tarjetas Regionales, created a new digital financial company, called “Naranja Digital” designed to reach and offer digital banking services to the underbanked population of Argentina. The formation of said company was approved by the BCRA on September 16, 2019, by Resolution 205 of the BCRA. Naranja Digital obtained the license to commence operations from BCRA. For further information see “Item 4. “Information on the Company” – A. “History and Development of the Company” – A.1 “History” -Grupo Financiero Galicia”.
On May 28, 2020, the Board of Directors of Grupo Financiero Galicia agreed with the minority shareholders of Tarjetas Regionales to proceed with a corporate reorganization process. Through this corporate reorganization, the minority shareholders of Tarjetas Regionales, Fedler S.A. and Dusner S.A., holders of 17% of Tarjetas Regionales’s shares, spun-off their shares and were absorbed, through a merger by Grupo Financiero Galicia. On September 14, 2020, Grupo Financiero Galicia and the companies Dusner S.A. and Fedler S.A. executed the Preliminary Spin off - Merger Agreement and on December 15, 2020 the definitive spin off - Merger Agreement took place. For further information see “Item 4. “Information on the Company” – A. “History and Development of the Company” – A.1 “History” - “—Grupo Financiero Galicia”.
In September 2020 and October 2020, Cobranzas Regionales received from its shareholders, Naranja and Tarjetas Regionales, irrevocable equity contributions that were designed to absorb losses in a total amount of Ps.368,421,052.64 (which, as adjusted for inflation, is equal to Ps.3,619,288,348 as of December 31, 2023). At the same time Cobranzas Regionales launched “toque” a new service of Naranja mainly used by merchants to accept payments made from clients with any debit or credit card through a wireless device and totally integrated with the electronic wallet, Naranja X.
On September 15, 2020, Tarjetas Regionales signed an irrevocable equity contribution agreement with Grupo Financiero Galicia for a total amount of Ps.1,000,000,000 (which as adjusted for inflation is equal to Ps.10,193,252,163 as of December 31, 2023) to be paid in two tranches. On the aforementioned date, Tarjetas Regionales received the first tranche of the irrevocable contribution in a total amount of Ps.175,000,000 (which as adjusted for inflation is equal to Ps.1,783,819,129 as of December 31, 2023). Tarjetas Regionales received the second tranche on October 30, 2020, in a total amount of Ps.825,000,000 (which as adjusted for inflation is equal to Ps.8,104,620,694 as of December 31, 2023).
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

On July 14, 2023, Naranja X''s Board of Directors resolved to initiate the necessary internal actions in order to carry out a merger by absorption, whereby Naranja (absorbing company) absorbed Cobranzas Regionales (absorbed company) effective from October 1, 2023 (the "Merger") and to instruct the performance of all the necessary acts for such purpose. On July 14, 2023, the Board of Directors of Cobranzas Regionales adopted similar resolutions in connection with the Merger. The Merger was carried out within the provisions established by Articles 80, paragraph c), and concordant articles of the Income Tax Law No. 20. 628 (Text as amended in 2019) and its regulations and is intended to, among other matters: (i) streamline the administration and management of both companies, with the consequent optimization of services and reduction of costs, (ii) consolidate the commercial and marketing programs, (iii) optimize the synergies and efficiency to provide a better and more effective customer service and a more efficient rendering of services, (iv) strengthen the position of the payment terminal business (i.e. credit card readers) within the Grupo Galicia economic group, through the exposure to the commercial experience that Naranja X has with its network of physical branches (more than 140 throughout the country) and (v) improve the organization and use of resources. This corporate reorganization was entered into as of October 1, 2023 and the the Pre-Merger Commitment Agreement was approved on February 26, 2024. However, the Definitive Merger Commitment remain subject to the approval by the respective Shareholders' Meetings and such agreement requires subsequent registration in the Public Registry of Commerce of the corresponding jurisdiction.
iv) Sudamericana Holding
In 1996, Banco Galicia entered the bank insurance business, through the establishment of a joint venture with Hartford Life International to sell life insurance and annuities, in which it had a 12.5% interest. In December 2000, Banco Galicia sold its interest in this company and purchased 12.5% of Sudamericana, a subsidiary of Hartford Life International. As a result of various acquisitions, Grupo Financiero Galicia owns 90,39% of Sudamericana (with the remaining 9.61% being held by Banco Galicia) which offers life, retirement, property and casualty insurance products in Argentina through its subsidiaries Galicia Seguros S.A.U. (“Galicia Seguros”), which provides property, casualty and life insurance, Galicia Retiro Compañía de Seguros S.A.U. ("Galicia Retiro"), which provides retirement insurance, Galicia Broker Asesores de Seguros S.A. ("Galicia Broker"), an insurance broker, Well Assistance S.A.U. ("Well Assitance") which provides assistance services and Seguros Sura S.A. ("Seguros Sura") which provides property, casualty and life insurance.

On November 7, 2022, Well Assistance, was established; (a) it's target audience is the general public; and (ii) it provides services related to personal or organizational well-being directly aimed at achieving a healthier, fuller and more balanced life. On December 28, 2022, it was registered in the Public Registry of Commerce (Registro Público de Comercio).

On August 10, 2023, Sudamericana shareholders made equity contributions for the purpose of acquiring 99.43% of Seguros Sura which provides property, casualty and life insurance through agents, brokers, affinities and directly to local customers. On August 11, 2023, Sudamericana executed a Share Purchase Agreement with the shareholders of Seguros Sura for the purchase of part of its equity, provided the Insurance Superintendence of Argentina approved such transaction. Such approval was granted on September 21, 2023 and on October 11, 2023, the acquisition was agreed upon and consummated. Following this transaction, Grupo Financiero now owns 90.39% of Sudamericana and the remaining 9.61% is owned by Banco Galicia.

In December, 2023, Galicia Seguros made a request to the Insurance Superintendence of Argentina to change Seguros Sura corporate name to Sudamericana Seguros Galicia. As of the date hereof, such approval is still pending.
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

Galicia Securities is a member of the Argentine Stock Exchange Market (“BYMA”) and the Argentine Electronic Open Market.
ix) Agri Tech
Agri Tech Investments LLC was incorporated on April 1, 2022 in the United States of America, under the laws of the State of Delaware. Nera is a digital ecosystem of payments and financing for agriculture, which connects producers, suppliers and financial entities. It provides, in a fully digitalized singular platform, multiple alternatives to finance the purchase of inputs or livestock.
Agri Tech is the holding company of Agri Tech Investments Argentina S.A.U. It was incorporated in Argentina on August 16, 2022, and Nera Uruguay S.A. (formerly Halsiuk S.A.), which is a Uruguayan company acquired by Agri Tech in June 2023.

Halsiuk S.A., a public limited company based in Montevideo Uruguay, was acquired by Agri Tech in June 2023, in accordance with Nera´s regionalization strategy for 2024. In August 2023, the name name was changed to Nera Uruguay SA, which is in the process of finalizing its legal incorporation and, thus, not yet running local operations.
x) Galicia Ventures and Galicia Investments
On January 10, 2023, the Board of Directors of Grupo Financiero Galicia resolved to create two companies, (i) Galicia Investments, established in Delaware, United States of America and (ii) Galicia Ventures, established in Ontario, Canada. These two companies were created with the purpose of investing in venture capital startups that could provide synergies to our subsidiaries with local and foreign entrepreneurs in different stages of evolution, focusing on fintech, agtech and insurtech business.

Grupo Financiero Galicia owns the 100% of Galicia Investments' shares.

Galicia Investments owns a 1% stake in Galicia Ventures, and the remaining 99% is owned by Grupo Financiero Galicia.
A.2 Capital Investments and Divestitures
During 2023, our capital expenditures amounted to Ps.74,019 million, allocated as follows:
•Ps.35,875 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fixtures);
•Ps.38,143 million in licenses and other intangible assets.
During 2022, our capital expenditures amounted to Ps.57,705 million, allocated as follows:
•Ps.26,440 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and
•Ps.31,265 million in licenses and other intangible assets.
During 2021, our capital expenditures amounted to Ps.63,971 million, allocated as follows:
•Ps.31,273 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and
•Ps.32,698 million in licenses and other intangible assets.
These capital expenditures were primarily made in Argentina.
For a description of our divestitures in 2023, 2022 and 2021, please see “—History” —“Grupo Financiero Galicia”, “Banco Galicia” and “Tarjetas Regionales”.
A.3 Investment Planning

We have budgeted capital expenditures for the fiscal year ending December 31, 2024, for the following purposes and amounts:

December 31, 2024
(in millions of Pesos)
Infrastructure of Corporate Buildings, Tower and Branches (construction, furniture, equipment and other fixed assets)	20,818
Organizational and IT System Development	166,315
Total Investment Planning	187,133
These capital expenditures will primarily be made in Argentina. Management believes that internal funds will be sufficient to finance capital expenditures for the year ending December 31, 2024.
The SEC maintains the following website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC: http:// www.sec.gov.
B. Business Overview
B.1 Business
We are a financial services holding company and conduct our business through the following subsidiaries:
•Banco Galicia;
•Tarjetas Regionales, commercially known as "Naranja X";
•Galicia Asset Management, commercially known as "Fondos Fima";
•Sudamericana Holding, commercially known as "Galicia Seguros";
•IGAM, commercially known as "Inviu";
•Galicia Securities;
•Agri Tech, commercially known as "Nera"; and
•Galicia Ventures and Galicia Investments, collectively known as "Galicia Ventures".

Please refer to the aforementioned commercial names for the purposes of identifying the different entities when reviewing this Item 4. "Information on the Company" – Section B. "Business Overview".
(i) Banco Galicia
Banco Galicia is one of Argentina’s largest full-service banks and is a leading provider of financial services in Argentina. It is also our largest subsidiary. According to information provided by the BCRA, as of December 31, 2023, Banco Galicia ranked first in terms of assets, and second in terms of loans, deposits and in terms of net worth within private-sector banks in Argentina. As of the same date, Banco Galicia also ranked first among private-sector domestic banks in terms of assets, in terms of loans and in terms of deposits. Its market share of private sector deposits and of loans to the private sector was 9.90% and 10.90%, respectively, as of December 31, 2023. As of December 31, 2023, Banco Galicia had total assets of Ps.8,654,510 million, total loans and other financing of Ps.2,231,642 million, total deposits of Ps.5,544,973 million, and its shareholders’ equity amounted to Ps.1,643,025 million.
Banco Galicia provides a full range of financial services through one of the most extensive and diversified distribution platforms amongst private-sector financial institutions in Argentina. This distribution platform, as of December 31, 2023, was comprised of 299 full service banking branches, located throughout the country, 862 ATMs and 970 self-service terminals owned by Banco Galicia, phone banking and e-banking facilities. Banco Galicia’s customer base was comprised of 3,987,842 customers. Banco Galicia has a strong competitive position in retail banking, both with respect to individuals and Small and Medium Enterprises ("SMEs"). Specifically, based on internal studies undertaken by Banco Galicia, it is estimated that Banco Galicia is one of the primary providers of financial services to individuals, one of the largest providers of credit cards, one of the primary private-sector institutions serving SMEs, and has traditionally maintained a leading position in the agriculture and livestock sectors. Banco Galicia’s primary clients are classified into four categories or segments, Retail, Business and SMEs, Wholesale and Financing, as explained further below in the Segment Tribes subsection.

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
During 2023, aligned with the Grupo Galicia's purpose of improving the daily lives of more people, Banco Galicia continued working on comprehensive solutions that adapt to the needs of each client and have an impact on their daily lives.
a) Segments
Through segment tribes (i.e. multidisciplinary teams that are organized around one single objective) Banco Galicia offers clients a value proposition that meets their needs and behavior. Segments are focused on Banco Galicia’s clients' everyday operations, ensuring an agile and simple relationship between Banco Galicia and its clients that is designed to result in sustained customer growth. In order to best tailor its everyday client support and offerings, Banco Galicia has divided its clients in four segments as described below.

a.i) Retail Segment
The Retail Segment is made up of all clients, individuals and legal entities, with an annual turnover of up to Ps.3,000 million. This segment serves 3,523,262 customers, grouped by individuals with no business activity and individuals with business activity.

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

During 2023, Banco Galicia continued working on satisfying new needs, developing new functionalities in service channels, with special emphasis on digital channels, and adopting cutting-edge technologies to improve the experience and day-to-day life of its customers. Among the initiatives developed, the following stand out:
•Reduction of waiting times and claims resolution times, improving interaction via email, chat and social networks.
•Incorporation of the possibility for Banco Galicia clients to be assisted by a customer service officer through WhatsApp 24 hours a day, seven days a week, which results in minimum response and resolution times.
•Perfecting Banco Galicia's client's communication experience through the personalization of audiences, respecting each person's interests and accompanying them in their life cycle in Banco Galicia.
•Incorporation of new push notifications in the Galicia App, which inform the user about their account movements, expirations of associated services, current promotions, discounts and new functionalities that speed up their operations.
•Improvement of the financial experience by once again expanding the time range for rescuing Fima Fund balances.

In this way, Banco Galicia's investment and focus focused on becoming an increasingly self-managed and digital bank, generating an increase in transactions and interactions compared to 2022. During 2023, digital channels registered 3.6 million customer log-ins per month, 1.1 million operating through Online Banking and 2.5 million operating through Banco Galicia's App. This is equivalent to 94% of active customers logging in monthly to digital channels, 29% operating through Online Banking and 65% operating through the App. This is all part of the Bank's digital service model, which has been increasingly adapted to the needs and preferences of the customer portfolio.

Within the segment of individuals without commercial activity, clients are divided into one of the following service models:
•MOVE (Individuals)
•Personas (Individuals)
•PREFER (Individuals)
•EMINENT (Individuals)

1.Personas, Prefer and MOVE Cluster: 87,95% of Banco Galicia's clients belong to these clusters.
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
In the particular case of MOVE, although this cluster initially focused on university students/young professionals or other "independent" customer profiles, today it is a 100% free digital proposal that is fully open to anybody who wants to be a client (without age limits). For our MOVE customers, key concepts such as immediacy and simplicity stand out, and the featured products are (i) savings account in Ps. and US$ (meeting certain conditions) and (ii) debit cards.

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
Consequently, in 2023, Banco Galicia carried out unique experiences and events for the clients in the ÉMINENT segment, including the Food and Wine and “The Key” experiences at the Palacio Duhau, and 2 tennis clinics at the Buenos Aires Lawn Tennis Club, both events organized together with American Express. In addition, Banco Galicia invited clients to participate in experiences at the restaurant Möoi in Belgrano under the concept of Wellness Life, and to enjoy shows such as Cirque Du Soleil, both events organized in conjunction with Visa. Additionally, in the sports field, the golf tournaments at Olivos Golf Club organized together with Visa stood out. Finally, Banco Galicia organized recreational experiences at the beach club Terrazas for the whole family and a gastronomic experience at Overo Bar together with Mastercard.
a.ii) Business and SMEs

The Business & SMEs cluster is made up of individuals with commercial activity and SMEs (legal entities) that invoice between Ps.28 million and Ps.1.8 billion annually. Businesses have a particular daily routine and a need to collect in a simple and agile way. In their business routines, SMEs need support in payment products (assets, suppliers, etc.) and advice on foreign trade, among other issues.

With the purpose of improving the daily lives of more people, Banco Galicia works to accompany and enhance businesses and SMEs by being allies in their business and routines. For businesses, in 2022 Banco Galicia created “NAVE”, an innovative solution to boost its clients' sales, simplify tasks and help grow their business. In 2023, Banco Galicia implemented digital registration at NAVE to accelerate and simplify the current process and provided 24x7 services so that customers can resolve questions and ask for support when they need it.

Additionally, for SMEs whose clients are other companies, Banco Galicia offers solutions to strengthen the value chain, for example (i) via the “valued partners” line that strengthens both buyers and suppliers, allowing buyers to be financed at a fixed and single rate in the market through its suppliers, who will in turn collect cash sales, and (ii) with specialized advisors in Foreign Markets so that they can search for new markets and financial support with nearby officials.
a.iii) Wholesale Segment
The Wholesale Segment was comprised of 27,686 customers as of December 31, 2023 (both individuals and legal entities), and divided in the following clusters (depending on each client's profile and activities, as described further below): (i) corporate, (ii) companies and (iii) agribusinesses.
The Wholesale Segment is focused on providing its clients with a business platform that offers specialized financial and business advice. This segment works to provide an agile and straightforward experience to its clients. Banco Galicia creates lasting bonds with clients through a value proposition that leads to recurring and growing results.
For this reason, Banco Galicia continues to enhance a single channel strategy for Wholesale Banking customers, focusing on relationship banking and the provision of customized and highly specialized attention and service. In line with this strategy and in order to provide national coverage to these clients, there are currently 23 business centers.
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
In 2023, Banco Galicia continued to improve customer service in the cluster. Today, 92% of customers in this segment use digital channels. During 2023, the use of the Wholesale App grew by 125% as a result of the availability of products such as Fima, Echeq, bank transfers, among others. Such increase indicates that, together with Office Banking, digital channels are the preferred channels for customers in this segment. Among the pillars of the value proposal for the segment, the data driven culture stands out, enhancing the relationship with customers through a personalized marketing strategy throughout the life cycle, thus generating an orderly and personalized contact policy through the different digital channels. In terms of sustainability, Banco Galicia is committed to the development of companies with triple impact projects, offering the Banco Galicia Sustainable Line to those companies that seek greater efficiency in their production with a high social, environmental and economic impact, which in turn, also allows them to improve their positioning in the internal and external market.

In 2023, Banco Galicia entered into different commercial alliances to enhance the value of its clients' relationships with third parties (e.g. with suppliers of the clients, with customers of the clients), with a focus on the development of digital ecosystems for financial businesses. Banco Galicia worked with 30 Sociedades de Garantía Recíproca (“SGR”, financial entities created to provide small and medium-sized enterprises (SMEs) with access to credit and financing) which resulted in signing 60 pledge agreements, and getting approximately 10,000 active businesses in Tarjeta Galicia Rural and around 700 active suppliers in "Socios de Valor".
The main types of transactions and products utilized by the Wholesale Segment banking customers, which are comprised of payments and collections, foreign trade and financial and investment products, are 100% digital and self-managed.

Clients in the Wholesale Segment are divided by the type of services that they are given in the following clusters as described below:
•Corporate banking
•Companies
•Agribusiness

1.Corporate cluster: This cluster features a service model that is based on developing commercial, strategic and close, long-term relationships. This category is comprised of 879 economic groups with annual sales that start at a minimum of Ps.24,000 million or that -given the complexity of their businesses or their multinational profile- might require very specific attention in terms of financial advice and structuring.

After considering the particularities of the business within this category, the economic sectors in which they operate and the markets that companies in this category access (or hope to access), Banco Galicia designed solutions adapted to their demands and required response times, leveraged by the use of digital transactional banking.

2.Companies cluster: Clients in this category are those clients whose annual total sales are between Ps.1.8 billion and Ps.2.4 billion, including all economic activities: industries, marketers, services, mass consumption, etc. They are attended by specialized executives in each region of the country. As of December 31, 2023, this cluster had 5,724 active clients. In 2023, the cluster clients were served by executives that work out of business banking centers located across Argentina and that have specialized knowledge regarding the relevant regional economy.
Particularly, in 2023, new functionalities and tools were added to NAVE that allow businesses to access data on their own sales and competition and their own personal business information all in one place; thus allowing them to make informed, real time decisions.

3.Agribusinesses cluster: This cluster within the Wholesale Segment is the only one that is determined by the activity of the clients it serves. Given the characteristics of every company, for companies that focus on agriculture and, in particular, the production of agricultural goods, it is crucial to offer a service model that will respond to their needs and complexity in a personalized way. Banco Galicia has always supported the development of Argentine agricultural producers and companies throughout the agro-industrial chain.

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

In 2023, the PUMA Platform, an Agtech Startup that launched its CO2 Calculator for the agricultural sector, signed a collaboration agreement with Banco Galicia to carry out a pilot program with selected clients in order to measure the carbon footprint of different activities and areas, so that lines of action can be drawn based on real data. In addition, companies that participate in the pilot program through the PUMA Platform have access to the "sustainable loan line", a line of loans that offers special conditions.
a.iv) Financial Segment
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
At a local level, business opportunities with financial institutions came in the form of transactional services, applying technology to payment and collection services with an emphasis on improving the client experience and consolidating long-term relationships. In addition to collection and payment transactions services, asset custody services are also used by insurance companies and during 2023 had considerable growth.
Given the country's context, during the year financial entities continued to show ample liquidity, affecting credit activity between entities.
The ALYCS were with high volume of operations in Fixed Income as tools to access parallel exchange rates. With respect to the international area, the focus was on the demand for import financing or Import Letters of Credit as a way to access the Single and Free Exchange Market (MULC). This demand is covered with lines from correspondent banks and multilateral credit organizations.
(ii)Public Sector: This segment focuses on the development of the Bank’s relationship with, among other entities, National, Provincial and Municipal States, State-Owned Companies, State Universities and Educational Institutions, Savings Banks, Schools, Unions’ and Healthcare Service. The purpose of the Public Sector cluster is to provide customers with investment services and their custody, transaction products and salary services, among others.
During 2023, the public sector of the financial segment focused on submitting bids for the tender processes of 15 national universities, whose bank agreements at the time were coming to an expiration date. Banco Galicia was awarded the winner in four tender processes: National University of Quilmes, National University of the Northeast of the Province of Buenos Aires, National University of Villa Mercedes and National University of Guillermo Brown. This resulted in the Bank getting 140,000 new salary accounts, 10 new agreements and a second place in participation in this segment.

In 2023, ESG-driven actions were carried out in a public-private coordination effort and Banco Galicia actively participated in several sustainability actions with different organizations.

Finally, during 2023, the Bank focused on providing solutions to different investment organizations and entities through Galicia Securities. Due to these efforts, during 2023 the Bank saw its trading clients increase by 51%, reaching 100 clients with active operations.

(iii)Institutional: This segment is comprised of the Bank's clients that are mutual funds, insurance companies and other institutional funds (e.g. the National Social Secutiry Administration (Administración Nacional de la Seguridad Social, ANSES)) served by the Bank. These clients generally require services consisting of investments (purchase and sale of public and private bonds, through the primary and secondary markets), demand and term deposits, and custody of assets.
b) Trading & Global Markets
One of the main responsibilities of the Office of Trading & Global Markets is the administration and operation of the positions in foreign currency, financial derivatives, liquidity position and securities, public or private, for its own portfolio or intermediation, in the primary or secondary market, with counterparties or clients.
With the latest information available in 2023 regarding the secondary market for fixed income products, Banco Galicia was ranked the sixth place in the total ranking in MAE in the last twelve months, with a 4.37% market share, being the only bank on the list.
In relation to the primary market for fixed income, and according to the latest information available from MAE, Banco Galicia continues to be one of the leading entities in the consolidated ranking (Trusts, Corporations and Sub sovereigns) of amounts awarded, with a market share of 9.8%, being the second bank on the list and only one with private national capital. Likewise, the provision of comprehensive advice to its clients has allowed Banco Galicia to stand out especially in the placement of corporate securities, also occupying a leadership position with a market share of 13.39%.
In the foreign exchange market, Banco Galicia got second place in the MAE Ranking, after having operated US$17,140 million of the US$119,664 million during 2023. The volume traded was increased by 3.39% during 2023.
Regarding the guaranteed MAE futures market, Banco Galicia got first place, trading US$12,826 million with a 33.65%.
ii) Naranja X
Consolidated as one of the most important local fintech companies, it develops products, services and functionalities to manage personal finances. Thus, it seeks to offer the best experience and promote financial inclusion.
Naranja X is committed to providing financial solutions that facilitate and promote a good relationship between people and their money. Naranja X wants to create opportunities to millions of people in Argentina who are excluded from the traditional financial system and access to credit. With 41 years of history, it has evolved from Salto 96, a sports store, to become the most chosen credit card in Argentina, and, lately, since 2019 to become Naranja X, a comprehensive platform of financial products and services.

Through its app, digital channels and more than 140 branches throughout the country, offers an agile, efficient and personalized experience so that people can make transactions, pay for services, manage their cards, and enjoy exclusive promotions and access to loans and insurance.
In terms of consumption, one of the highlights in 2019, was the launching of Naranja X, the virtual wallet from Naranja X, which focused on technology and digital channels. For more information see “Sales and Marketing”-“Service Channels”- "Self-Managed Channels" - “Virtual wallets”.
During 2023, Naranja X issued 3.2 million account statements, 3% more than in 2022. In addition, Naranja X authorized 8.7 million cards, including Naranja X Classic, Naranja X Visa, Naranja X MasterCard and Naranja X American Express. Finally, Naranja X's annual transactions increased 7% while average monthly consumption in the year reflected a 25% decrease in real terms when compared to 2022.

In terms of saving accounts, during 2023 Naranja X has registered a 135% growth, with more than 2.7 million active account users. Additionally, a total of 64% of those active users (equal to 2.4 million users) decided to activate the option to receive interests from the balances in their bank accounts, for which they receive daily interest on the average balances they have in their accounts. Around 74% of the users make wire transfers in and/or out every month, at an average of 21 transactions per user a month. The issuance of physical debit cards reached 1.4 million, while virtual cards experienced a 120% increase within active users. Naranja X increased the number of consumer transactions by 153% and average consumption per transaction remained stable at constant values.

iii) Galicia Seguros
Galicia Seguros provides life, property and casualty insurance to customers. With respect to property and casualty insurance products, Galicia Seguros primarily underwrites home and ATM theft insurance. With respect to life insurance, group life and personal accident insurance are its most significant source of revenues. Galicia Retiro offers annuity products, Sudamericana Seguros Galicia provides several lines of business to customers that includes property, casualty, motor, life, marine and engineering lines. With respect to property business insurance, Galicia Seguros primarily underwrites home and property insurance for small, medium and large companies, and casualty insurance includes coverage for crops, general liability and other small risk as ATM theft insurance. With respect to life insurance, group life and personal accident coverage is offered; Galicia Broker and Well Assistance are insurance brokers used by Galicia Seguros.
Galicia Seguros, Galicia Retiro, Sudamericana Seguros Galicia, Well Assistance and Galicia Broker are all subsidiaries that operate exclusively in Argentina and their total premiums and surcharges earned was equal to Ps.91,521 million in 2023.
iv) Other Business
Fondos Fima
Since 1960, Asset Management has been dedicated to the administration of the Fima Common Investment Funds that are distributed through the different commercial channels of Banco Galicia. It has a wide range of investment funds designed for each investor profile, which allows all types of investors to easily access the capital market through the various Fima funds.
For more information, please see “Sales and Marketing” – "Investments" - “Fima Funds”, below.
Inviu
Inviu is a financial services company using technology to generate a distinctive investment experience in Latin America. Its platform enables independent advisors to offer the best products and services, facilitating the management and growth of their business.
For more information, please see “Sales and Marketing” – "Investments" - “Inviu", below.
Galicia Securities
As one of the main settlement and compensation agents (ALYC), it offers unbanked financial products and services to its customers with an integrated value proposition.
For more information, please see “Sales and Marketing” – "Investments" - “Galicia Securities", below.
Nera
Nera is a digital payments and financing ecosystem for the agricultural sector, connecting producers, suppliers and financial institutions. On a single site, and 100% digitally, it offers multiple alternatives to finance the purchase of supplies or livestock.
For more information, please see “Sales and Marketing” – “Nera”, below.
Galicia Ventures
Galicia ventures aims to bring innovation closer to the group through its relationship with startups and its simultaneous support in their growth.
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
i) Banco Galicia
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
Banco Galicia’s estimated market share of private-sector deposits in the Argentine financial system was 9.90% as of December, 2023, as compared to 10.75% as of December, 2022 and 10.30% as of December, 2021.
With respect to loans extended to the private sector, Banco Galicia’s Argentine market share was 10.90% as of December, 2023, as compared to 11.78% as of December, 2022 and 12.18% as of December, 2021, respectively, according to the information published by the BCRA.
According to the information published by the BCRA, as of December 31, 2023, Banco Galicia was the largest private-sector bank in Argentina as measured by its assets.
Banco Galicia believes that it has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, Banco Galicia believes it is one of the primary providers of financial services to individuals, the primary private-sector institution serving SMEs, and has traditionally maintained a leading position in the agriculture and livestock sector.
Argentine Banking System
As of December 2023 (the date on which the BCRA's latest update was issued), the Argentine financial system consisted of 77 financial institutions, of which 63 were banks and 14 were financial non-bank institutions (i.e., finance companies). Of the 63 banks, 13 were Argentine national and provincial government-owned or related banks. Of the 50 private-sector banks, 35 were private-sector domestically owned banks and 15 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks).
Consolidation has been a dominant theme in the Argentine banking sector since the 1990s, with the total number of financial institutions declining from 214 in 1991 to 77 as of December, 2023.
As of December 31, 2023, the top 10 banks in Argentina, in terms of total deposits, were: Nación, Santander, Provincia, Banco Galicia, BBVA, Macro, ICBC, HSBC, Credicoop y Patagonia. Banco Nación, Banco Provincia and Banco Ciudad are government owned banks. Banco Galicia, Banco Macro and Banco Credicoop are locally owned while the rest are foreign owned. These top 10 banks hold 76% of total deposits in the Argentine financial system while the other entities hold the remaining 24%.

In relation to loans, the same 10 banks appear in the top positions, with the exception of Credicoop replaced by Banco Ciudad. These banks hold 77% of total loans in the Argentine financial system.
As of December 31, 2023, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación and Banco de la Provincia de Buenos Aires. Under the provisions of the Financial Institutions’ Law, public-sector banks have comparable rights and obligations to private banks, except that public-sector banks are: (i) usually chosen as depositories for public-sector revenues, (ii) promote regional development, and (iii) certain public-sector banks have preferential tax treatment. The bylaws of some public-sector banks provide that the governments that own them (both national and provincial governments) must guarantee their commitments.

Foreign banks continue to have a significant presence in Argentina, despite the fact that the number of these financial institutions decreased from 39 at the end of 2001 to 15 as of December, 2023, and the fact that their share of total deposits has decreased since the 2001-2002 financial crisis while the share of domestic private-sector banks has increased.
The Argentine banking sector focuses on transactional business and lacks a robust supply of medium and long-term lending. Local financial system deposits and loans are equal to 22,2% and 9.3% of the GDP respectively, well below the same ratios for other countries in the region.
ii) Naranja X
In the consumer loan market, Naranja competes with Argentine banks and other financial institutions that target similar economic segments within the credit cards market. The main players in this segment include Banco Supervielle, Banco Comafi, Banco Credicoop, Banco Macro, Banco Municipal de Rosario, Banco Nación (Nativa card), Banco de Córdoba (Cordobesa card), Cabal card, CFA (Efectivo Si), Banco Del Sol, Open Bank, Brubank, Wilobank, Bibank and Reba. Historically, certain international banks with a presence in Argentina have attempted to target consumers in these economic segments and have been, to date and for the most part, unsuccessful.
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
Naranja believes that their diversified and consistent funding sources, significant network of branches, robust information technology infrastructure, relationships with over 80,000 average annual active merchants and the brand recognition they enjoy provide them with a competitive edge to consolidate and expand their market share in their target market segment, making it difficult for new players to effectively compete in this market segment on a national scale.
iii) Galicia Seguros
Sudamericana’s subsidiaries face significant competition since, as of December 31, 2023, the Argentine insurance industry was comprised of approximately 184 insurance companies, 14 of which were dedicated exclusively to annuities. Subsidiaries of foreign insurance companies and the world’s largest insurance companies with global operations are among these companies.
During 2023, the insurance industry slowed down. Production amounted to Ps.7,664,583 million, 1.3% higher than the level recorded for the previous year. Out of the total insurance production in 2023, 86% related to property insurance, 13% related to life and personal insurance, and 1% related to retirement insurance.
Within the 86% corresponding to property insurance, the automobile insurance segment continues to be the most significant segment, representing 47%, followed by the workers’ compensation segment, representing 26%. Within the life insurance segment, the group life insurance segment was the most significant, representing 54%, followed by individual life insurance, representing 26%, and personal accident insurance, representing 14%.
As of December 31, 2023, based on internal studies undertaken by Galicia Seguros, it is estimated that Galicia Seguros ranked sixth in terms of net premiums for personal accident insurance contracted, first in net premiums for home and theft insurance contracted, and fourteenth in terms of net life insurance premiums underwritten.
B.3. Sales and Marketing
i) Service Channels
Grupo Galicia’s subsidiaries interact with their customers through a variety of marketing channels, tailored to meet specific customer needs.

The strategy of the customer service model of Grupo Financiero Galicia is aimed at allowing its customers to access Grupo Financiero Galicia’s companies services (e.g. Banco Galicia, Naranja X and Galicia Seguros, among others) through all the service channels provided, which allows customers to operate both assisted and self-managed channels, but always focusing on digital channels as well.
Banco Galicia has the following customer service principles and guidelines:
–Customer Service 24x7: Always available
The Bank's goal is to always be available for its clients. Banco Galicia developed digital solutions which enable the client to self-manage its account, and improved assisted service centers to provide an outstanding experience for the client in every interaction.

As part of the digital solutions mentioned above, the Bank introduced the “Chat 24x7” initiative, becoming the first Argentine bank to provide assistance to customers every day at every hour. Additionally, Banco Galicia developed tools and solutions for its clients to self-manage their information needs.
–Problem Solving: Provide assertive responses upon first contact
This principle involves providing an assertive response to the client upon first contact. In order to achieve this, Banco Galicia worked together with its Planning and Customer Experience departments to determine the impact that problem solving upon first contact can have on the customer's experience.
–Experience: Customer satisfaction at every interaction
Assisted Channels
Grupo Galicia's subsidiaries engage with their customers through a variety of marketing channels, including digital tools and physical branches, tailored to meet specific customer needs.
Branches
Branches are the face-to-face service channel, which strengthens the link with all customers and brings customers closer regardless of the segment to which they belong. Grupo Galicia understands the value that physical contact, attention and resolution have for the client.
The chart below sets forth Grupo Financiero Galicia’s branches as of December 31, 2023.

As of December 31, 2023
Branches (number)
Banco Galicia	299
Naranja X	162
Galicia Seguros	13
Business Centers and In-House Facilities	23
Telephone and digital attention
The Banco Galicia telephone and digital call center is available to serve its customers continuously from Monday to Sunday 24 hours a day (24x7). Call center officers serve clients who are referred to Fonobanco IVR (i.e. the automated call center focused on addressing clients' problems) and manage various contact channels, including chat through online banking, WhatsApp and email.

The level of satisfaction and level of resolution of the digital and telephone service channels dropped to 68% and 80% respectively in 2023, as compared to 80% and 88% during the year 2022. In 2023, issues raised through the digital attention to customers in the Wholesale segment was also extended to 24x7 hours of operation.

Conecta
Conecta is a hybrid service channel for priority income clients, i.e. only those clients that are part of the Eminent or SMEs subsegments of Banco Galicia. Conecta executives have an assigned client portfolio with a focus on its customization and development.
Social Media Networks
Banco Galicia uses social media platforms to:
•Inform (40%): promote self-management, including content about new launches, regulations, and holidays, among others.
•Educate (30%): reinforce basic concepts and build on new product launches, including computer security, financial education and investments, among others.
•Connect (30%): get closer to the audience, including content on benefits, special dates, sustainability and trends, among others.
Through relatable content provided via Facebook, Instagram, Twitter and Youtube, Banco Galicia focuses on:
•Financial education: educating the community so that they can “do more with their money” and, at the same time, be able to solve everyday life issues through the Galicia App.
•Cybersecurity: moving beyond the concept of “alert” or “care” towards a concept of awareness. Thus, our clients obtain information on what they can do or what tips to keep in mind when browsing the Internet or receiving suspicious information.
•Sustainability: making visible the most notable sustainable actions that we carry out during the year.

During 2023, Naranja X developed an "always on social media" content strategy to continue strengthening digital communities on Instagram, Facebook and Twitter. The main components of this content were:
•Value proposition: solutions for individuals and its merchants, key information for credit card management, payments of statements, among others.
•Financial education: tips and data for managing everyday finances and tools for businesses that want to boost their sales.
•Community: playful content to encourage interaction and engagement with Naranja X, winks on real time, surveys and raffles.
•Cybersecurity: information to raise awareness about a safe digital experience.
•Promotions: discounts, special plans and commercial anniversaries.
•Environment: special dates to remind clients about what each can do from their place to contribute to caring for the environment.

In keeping with the current context in Argentina, Naranja X focused its strategy on financial education, always with a friendly and accessible tone. Based on the content of the "Hablemos de plata" blog, the platform shares simple tips and ideas for everyday money management. On social networks, the blog added the possibility of generating a back-and-forth with the audience, through interactive stories and publications that invite comments from the public.
Indirect Channels
Banco Galicia has the following indirect channels:
•Telemarketing is one of its indirect commercial channels that is dedicated to acquiring new customers and businesses, as well as selling loans through call centers. Banco Galicia's focus is on providing the best experience, bringing its solutions to the entire country and ensuring quality of its services through listening to its clients and reinforcing good market practices.
•Assisted Links is a commercial channel dedicated exclusively to the acquisition of companies and SMEs that leave their data on the Galicia Portal. This team provides advice focused on the benefits of operating with Banco Galicia.
•Third-party channels is a channel that focuses on the integration of Galicia Services with the physical and/or digital content of partners to imbibe the Banco Galicia Services and improve the daily lives of more people.
•Correspondents is a channel dedicated to the management of cash flow, credit card payment collection and payment of ANSES through third parties.

Self-managed channels
Online Banking and App Galicia
Galicia App is the mobile online banking app for Banco Galicia. It allows clients to manage their day-to-day banking needs in one place, enabling them to send and request money transfers, make payments with a QR code, withdraw cash without a card, pay for services, request loans, make investments, purchase insurance coverage and control their expenses.

During 2023, Banco Galicia implemented the following functionalities in the App:
•Downloading account statements
•Password Overview with information about the client's passwords, consultation of the status of each one and the possibility of modifying them
•Alias modification (Android)
•Opening second accounts
•Password and user recovery with facial recognition (Android)
•An investment section with visualization of all investments, both in pesos and dollars
•Overview of cards to resolve frequently asked questions in a self-managed way
•Check credit card consumption in real time
•Alert on consumption that enters the cardholder and additional cards through push messages

Online Banking is a web-based online platform that Banco Galicia offers to clients in its Retail Segment "(Online Banking"). Through this platform, clients can pay services, make transfers, view and download account transactions, consult their available credit cards, apply for personal loans, invest in Fima Funds and apply for insurance. In 2023, Online Banking added the ability to open a savings account denominated in US dollars online, without having to go to a branch.
Office Banking
Office Banking is a web-based online platform that Banco Galicia offers to clients in its Wholesale Segment ("Office Banking"). Banco Galicia has promoted self-management, and the Office Banking platform allows companies to carry out a credit assessment of themselves with just one click. The Office Banking platform offers the Bank's clients the ability to manage their businesses from any location, both through its website and mobile versions. Banco Galicia continues to make technological improvements to offer more robust solutions to companies and add new functionalities to the Galicia Office App.
In 2023, with the intention of continuing to improve its customers' daily lives, Banco Galicia:
•Extended the hours to make AFIP Payments, clients can pay 24x7 in Office Banking and through the Galicia Office App
•Incorporated the option to view all of the client's debts and download receipts, available at any time of the day
•Implemented 5 new views: integration of the checks overview and direct access to issued, endorsed, assigned and guaranteed checks
•Implemented 13 new functionalities for check operations
•Implemented customized shortcuts to the most used products
•Created reminders for payments that clients have to make
•Allowed clients to view all debts payable for Service Payments, AFIP and Integrated Collection Galicia
•Allowed clients to see their consolidated balance between all accounts with an indicator that indicates if they have enough money to meet their payments for the day
•Enabled to view an interactive graph and analyze the client's payment history going back up to 1 year
•Enabled the client to download a .CSV with the client's payment history grouped by product
Naranja X App
Naranja X App is an application committed to providing financial solutions that facilitate and promote a good relationship between people and their money. Just by downloading the app, it allows anyone to access the account, start enjoying the application and thus access the benefits it provides.

During 2023, in order to motivate the migration of clients to the management and payment of the card through the App, campaigns were developed promoting summary payment through the App. In the first action step, the stimulus given to the clients was the draw for a summary bonus. Between September and December of 2023, as part of the campaign and the enticements offered, there was the ability to be entered into a raffle for prize money. There were 20 prizes of Ps.1 million raffled among those who paid for the app. As a result, in the first month Naranja X achieved an 8% increase in summary payments with a balance in the app versus the previous month, reaching a record of 200,000 payments with a balance in the account.

Among all aspects, the following achievements are remarkable during 2023:
•+2.4 million unique monthly logins.
•+1.5 million customers who enter every day with biometrics or password.
•20% increase in sign up conversion.
•Change of mindset, strengthened with IT expert profiles and roadmap planning to improve the experience.
Galicia Retail Help Section
The main objective of the retail help section is to be the main channel of consultation for Banco Galicia's customers when they have questions about the operation of its products. It is available on all our digital channels: Online Banking, App, Galicia.ar and is also accessible from Google.

During 2023, Banco Galicia continuously worked on improving the cards with product information, as well as the ease of searching for customers based on the usage analysis that Banco Galicia continually carries out. Accordingly, Banco Galicia incorporated the News and Advice section, offering interactive and valuable content for customers, displaying in an orderly manner exclusive information about the news or advice we have for them.

It also incorporated the Claims and Requests Section that can be accessed from the APP, Online Banking or Galicia.ar, which allows the client to create a claim - which, depending on its type, could be resolved at the time or referred to an official. or know the status of your claims history (current or not).
Help Section Office Banking Galicia
The main objective of the wholesale help section is to be a self-managed response channel for the client's need for updated information on the use of Office Banking products and operation.

During 2023, Banco Galicia worked on a minimum viable product (MVP) that integrates chat help within the App and Office Banking, so that Banco Galicia's customers' frequently asked questions can be resolved in conversation mode in a more intuitive way, and accompanying the client in their navigation.
Gala
Gala, is the name of Banco Galicia's virtual assistant. It is featured on WhatsApp, Facebook, Online Banking and the galicia.ar site. The procedures that can currently be carried out are: PIN restoring, balance display, display of transaction limits and available balances on credit cards, display of latest checking account movements, provision of latest account PDF summaries/extracts, CBU and Alias (which codes are used to identify a person's account) consultation and proof, consultation of closings and expirations, card replacement, resolution of foreign trade transfer status inquiries, display of Delivery Status of cards, card redemption and card delivery between branches and resolution of FIMA fund balance inquiries.

In 2023, Banco Galicia continued to promote its use through WhatsApp, with the incorporation of new functionalities and a strong presence in the App and Online Banking overviews.
Nixi
Nixi is Naranja X´s virtual assistant. During 2023, Naranja X implemented a chat in app, this innovation allows for 24x7 attention from the bot and 7x16 live attention from a collaborator, within a safe attention environment where the client is in the app and within this environment, it is easier to advise, guide and give them a solution and better levels of experience in this channel.
Laia

Galicia Seguros added more sales and after-sales procedures to their BOT "Laia", such as requesting a policy, scopes of coverages, lodging complaints for losses and additional services. Not only did self-management improve, but it also began to run loyalty campaigns.
Automatic Channels
The chart below sets forth Grupo Financiero Galicia’s electronic terminals as of December 31, 2023:

As of December 31, 2023
Banco Galicia	1,832
ATMs	862
Self-Service Terminals	970
Naranja X	44
ATMs	44

In 2023, Banco Galicia consolidated the infrastructure of its automated banking to improve the experience of its users and facilitate financial operations.

Banco Galicia has a network of self-service terminals designed to offer a differentiated banking experience to its users. Using self-service terminals, Banco Galicia's clients can make deposits, integrated collection payments, and money withdrawals with a different limit than for the limit for non-clients, and without having to use the Debit Card, only using Galicia Token.

In addition, Banco Galicia has a wide network of ATMs distributed throughout the country in the Banelco Network. These ATMs are available for both Banco Galicia customers and those who are not. They allow cash withdrawals, transfers, key management and other banking operations to be carried out quickly and safely.

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
a) Financing
The application and registration processes since 2020 have been 100% digital, with the goal of allowing all of our customers to proceed with no difficulties or obstacles whatsoever.
Banco Galicia offers the following financing products for its customers:

Segment	Type	Description
Individuals	Personal loans	The traditional loan for retail customers with an amount of up to Ps.16 million and a term of up to 72 months. The accreditation is immediate through online banking or the Galicia app.
	Salary advance	It is a quick financing solution for the day-to-day life of our customers, where the Bank lends the client up to 50% of his salary. The maturity for this type of loans is between 2 to 45 days.
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

	Buy Now Pay Later	This loan allows customers to pay for their purchases in installments without the need for a credit card.
	Flexible Loan	It is a personal loan for which the first installment is due only 90 days after registration.
	Overdrafts	It is a line of credit that covers customers' transactions if their bank checking account balance is insufficient.
Companies	Préstamo Inmediato (Immediate loans)
Loan with immediate credit without collateral. The client can choose whether to pay in monthly, quarterly or semi-annual installments as well as the term, , which can be short-term (up to 12 installments) or long-term (up to 24 installments).

	Discount of electronic credit invoice and e-checks	The Bank implemented the discount of electronic credit invoice and confirming checks; in both cases, the customer is allowed to discount the instrument and the debt is allocated to the payer’s margin.
	Pledge and mortgage loans	The bank lends customers up to 70% of the purchase price of a capital asset.
	SGR loans (Sociedad de Garantía Recíproca, “SGR”)	It is a loan guaranteed with a guarantee from a reciprocal guarantee association.
	Overdrafts	It is a line of credit that covers customers' transactions if their bank checking account balance is insufficient.
Socios de valor (Value Partners)
The purpose of this product is to enable Banco Galicia's customers to offer financing at a rate subsidized by them to their own customers. Thus, a value chain is generated, since it means benefits for all its participants. It is a simple, agile, innovative and 100% digital product.

	Productive line	It is an assistance line offered by the Argentine State, focusing on productive capital.
Leasing
It is a type of loan through which companies are granted financing of up to 100% for the purchase of a vehicle for 36 or 48 months. When it ends, the client has the option to acquire the vehicle for a very competitive market value.

	Purchase of agricultural inputs	They are single signature financial loans, which NERA sells from its platform. What is special about them is that they are used to purchase agricultural inputs, the loans are credited to the account of a producer (debtor) and are automatically transferred to the account of the supplier who sold the inputs.
During 2023, some new products were developed for both individuals and companies:

•Credit Loans: It is a loan with an exclusive discount code for public sector employees where the fee is deducted by the employer from their salary receipt.

•Alianza Galicia: It is a new form of 100% digital and self-managed financing that allows clients who have checks in the custody of client companies to discount checks without affecting the availability of their line of credit.
•SGR Express: It is a loan guaranteed by a mutual guarantee company with settlement in 24 hours, with a pre-approved amount and without documentation.
•Asset Value Partner: It is a tool that allows companies to give a bonus on financing to their employees.

Additionally, Banco Galicia partnered with Agrotoken, which allowed it to be the first bank to take grain tokens as collateral to provide financing to producers. Also, a strategic alliance was generated with Potenciar SGR which became a pioneer in the banking system, managing the administration of a risk fund of a Reciprocal Guarantee Company.

During 2023, 297,000 clients were financed with the loans offered by Banco Galicia, which represents an increase of more than 100,000 clients compared to 2022.

In relation to the Productive Line, Banco Galicia managed to meet the 2023 goals, reaching more than 4,000 clients and placing more than Ps.130,000 million between all financing products for companies. In addition, the Bank made the Productive Line available for the SGRs in its express mode.

Additionally, Naranja X offers pre-approved personal loans with minimum requirements in a 100% digital way, which loans are credited on the spot through the Naranja X app or at branches. The loans have no delivery cost, do not affect the available consumption, and are paid in fixed installments and in Argentine pesos.

Naranja X consolidated Naranja Digital´s loans, adding new short payment plans (1 and 2 payments) and offering loans in up to 24 installments. It also improved the security of the flow of operations by incorporating biometric validation and implementing machine learning tools and models that help prevent fraud.

Additionally, Naranja X incorporated new credit scores that allowed it to expand its customer base by offering new products such as advances and microcredits. These two products allowed it to position itself as one of the Top 3 financial inclusion players in Argentina, granting access to credit to thousands of people who previously could not access formal credit.

Finally, Grupo Financiero Galicia promotes a triple impact business model through which it enhances its role in sustainable development, which begins with the design and implementation of products that contemplate the social and environmental aspects of the projects that are financed, thus focusing on financial inclusion, climate change, diversity, social investment, and impact investment. The following chart highlights certain products offered by this area and the impact in 2023.

PRODUCT	DESCRIPTION	IMPACT
Línea de Financiamiento Sostenible
Aimed at companies from all segments that seek to generate a social and/or environmental impact through good sustainable practices or impact projects. The eligibility of each project is determined according to sustainability criteria and the Bank's own taxonomy based on certifications. and internationally recognized guidelines.
Ps.188 million placed.
Socio de Valor Sostenible
It is a service that connects suppliers with social impact activities and/or environmental impact activities with clients to finance the purchase of goods services with preferential rates of inputs, products and services.
Ps.67 million placed.
Loans for people without credit history
With loans from the App, Naranja X finances people who usually cannot access a loan, either because they do not have a credit history, verifiable income, or they are rejected by other entities.
This new product provides a for an increasing number of individuals to access credit.
Ps.115,000 million placed.
b) E-Checks

Banco Galicia previously developed an electronic check, an instrument which allows companies to make collections and payments online and which has now become a key tool. In 2023, Banco Galicia redesigned the options for electronic checks issued, simplifying the issuance process and incorporating new tab options, more information about the documents and new file download options. In addition, it added the “E-checks received” module to the Office Banking App, and integrated this process with interbanking so that its clients can endorse and transfer E-checks in a digital, agile and efficient way.
During 2023, a total of 6,331,699 electronic checks were issued.
The Bank's focus on digital transformation has resulted in an exponential increase in the use of electronic checks. In 2023, the issuance of electronic checks increased by 25% as compared to 2022.
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
In December 2023, Galicia Seguros had 3,494,049 active policies which were divided in the following types of insurance:

Type of insurance	Amount of policies
Life	898,765
Home	281,706
Integral SMEs	40,785
Various Risks	1,101,637
Personal Accident	578,132
Robbery	238,298
Cars	312,791
Others	41,935
Total	3,494,049
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

In 2023, Banco Galicia incorporated new features to facilitate the customer experience with credit and debit cards with a focus on self-management and digital channels with new operations functionalities. The following features are relevant:
•Post-sales self-managed commercial card: Banco Galicia implemented the functionalities of reprints, replacements and PIN reset for commercial cards from Office Banking, through a fully self-managed and automatic process.
•Viewing and consulting the Galicia Rural Card: starting this year, users in the agricultural segment can view the information on the cards associated with their company, including the ability to review their credit accounts and monthly consumption data.

•Implemented credit account and Visa Business Card registration for all companies in a fully self-managed manner from Office Banking, with automatic impact on the bank's core systems, through the new sales architecture.
•New feature that allows an increase of temporary limit for Online Banking: customers can self-manage an increase in their purchase limit during a period of 90 days for the three card brands (VISA; MASTER; AMEX). The capacity is linked to the new sales architecture that is responsible for credit evaluation in the three brands and immediate implementation in the case of VISA and AMEX. The instrumentation in the case of MasterCard is channeled through our smart app and is processed within 48 hours.
•New debit card viewing function from the App: customers can view their debit card from the App in both mobile phone technologies (IOS and Android) giving them access to self-manage these from the application. Additionally, Banco Galicia created a new robust service connection that allowed the solution to scale to all users.
•Detail view: the Bank carried out a reorganization of credit card procedures to give the customer a better user experience.
•Omnichannel: Banco Galicia provided consistent information on the possession and movements of credit cards in all channels.
•Real time consumption: as of 2024, Banco Galicia shows credit card activity in real time.
Regarding Naranja X, it has more than 3,173,265 active clients between its credit and debit cards. On average, Naranja X adds 50,000 new customers every month, with 75% of these new customer registrations occurring from the application or digital channels. These customers instantly access a virtual card and 25% of them use it immediately. In addition, 30% of these clients access a credit card for the first time through Naranja X.

In this inflationary context, Naranja X accompanied its clients with an increase in the credit limit every month. It was a significant improvement in the purchasing experience for more than 80% of its portfolio, achieving significant growth in the Point of Sale Terminal ("POS").

In relation to debit cards, Naranja X implemented promotions with the card such as discounts on fuel, supermarkets and shops. In addition, since October 2023, it has allowed for the withdrawal of money by businesses.

In addition, users have access to a virtual debit card immediately, and for those who require it, they can request the physical card which is delivered to their home in an average period of 48 hours. At the end of the year 2023, the total number of physical debit cards issued was 1.4 million and the total number of virtual debit cards issued was 2.4 million, of which 532,000 are active with an average monthly consumption of 62,000 per customer carrying out 8.5 transactions of Ps.7,300 each. The top 3 categories where our users consume are Warehouses and Supermarkets (27%), Service Stations (8%), Fast Food (5%).

In debit cards, Naranja X had a growth of 120% in active users. This growth came together with certain changes such as: (i) the addition of large accounts, (ii) the possibility to request for an account balance when requesting a debit card, and (iii) the segmented renewal process.

In 2023, Naranja X achieved the following:
•Reduce ATM withdrawals by 49%.
•Reduce the commission charge for ATM withdrawals at Orange X branches.
•Provided promotions with YPF, PeYa, Super and Tada.
•Improved the self-managed renewal process in app and segmented to active customers.
•Implemented ExtraCash: withdrawal of money in stores.
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
From the Galicia App, clients can access MODO and use the QR code to make payments to affiliated stores. Another feature is the possibility of transferring money to people registered as a contact on the client's cell phone, without the need to request a Unique Banking Key (Clave Bancaria Uniforme, “CBU”) or an Alias code. This alliance has been a great step for Banco Galicia's clients because they no longer need their physical wallet and have the chance to migrate to digital channels to make their daily transactions as secure, agile, and effective as always.

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

In 2023, Banco Galicia incorporated (i) the option of adding Banco Galicia cards to the Google Pay wallet to pay contactless using their Android cell phones with NFC or smartwatch, (ii) the option to see current promotions when making contactless payments with QR code and (iii) virtual access to the data of credit and debit cards to be able to make online purchases without needing a wallet or the physical plastic card.
f) Investments
Through Banco Galicia, Fondos Fima, Galicia Securities and Inviu, Grupo Financiero Galicia has a wide range of investment products that believes meet the needs and the profile of every client.
Banco Galicia offers various investment possibilities for different customer profiles and within any segment. Options include simpler investments such as interest-bearing accounts, fixed terms, mutual funds, securities, custody of securities and purchase and sale of foreign currency; or more complex ones such as primary issues, custody, structured solutions, tailored solutions for hedging rates and currencies.
Fixed Term
The Fixed Term is a very low-risk investment alternative that allows Banco Galicia´s clients to obtain returns on their savings in exchange for keeping such savings in their bank accounts, untouched, for a period of time. The types of Fixed Term offered by the Bank are the Traditional Fixed Term and the UVA Fixed Term.

A Traditional Fixed Term is one in which an amount of money is delivered to the financial institution, either in pesos or dollars, for a predetermined time and, consequently, monetary compensation is received in the form of interest. Such compensation is set at the time the Fixed Term is constituted.

The UVA Fixed Term is a Fixed Term in pesos with the objective to protect capital from inflation. The deposited amount is converted into UVAs (Purchasing Value Units) taking the UVA price at the time of its constitution. The amount of capital to be received on the maturity date will be the equivalent in pesos to the amount of UVAs deposited, calculated according to the value of the UVA on that date.

In 2023, to accompany the 24x7 banking model, Banco Galicia implemented the possibility of requesting the creation of a fixed term from online banking and the retail app at any day and time.
Securities

Banco Galicia offers its clients the possibility of trading securities in the Argentine capital market through Online Banking, providing access to a wide range of instruments (Bonds, Negotiable Obligations, Shares, CEDEARs including ETFs). Additionally, Banco Galicia provides its clients with the ability to participate in the most noteworthy primary security issuances in the market.
Custody of securities
The custody of securities consists in the provision of settlement and custody services for securities traded in local and international markets by Banco Galicia's customers. Banco Galicia acts as sub-custodian in said markets. Banco Galicia also offers global custody services for corporate and institutional clients, providing such clients with differentiated attention.
Purchase and sale of foreign currency
Banco Galicia offers the possibility of buying and selling dollar bills through Online Banking and Galicia's app from 9 a.m. to 10 p.m.
Banca Privada
Private banking provides a differentiated and professional financial service to high net worth individuals, through the management of their investments and financial advice from highly trained officers. Private banking offers its clients a diverse portfolio of domestic financial investments, such as FIMA deposits and mutual funds, public and private securities, shares and trusts in which the Bank acts as placement agent.
Beyond the usual specialized and professional service, virtual talks were organized with investment experts focused on these clients with greater financial depth. Additionally, said clients were active collaborators on the developments or improvements in digital financial operations offered by the Bank, as in the case of the sale of the MEP dollar through the app, among others. In relation to other experiences, private banking clients have an exclusive golf tournament that takes place in the Jockey Club and is highly valued by these clients.
Galicia Securities
Galicia Securities offers brokerage services to individuals, companies and financial institutions. It is a member of the main markets in Argentina (BYMA, MAE, MAV and ROFEX).
Galicia Securities provides a variety of services and products through its settlement and clearing agent (ALYC):
•Fixed income products: Bond operations in Pesos and Dollars; Public and corporate securities; Fixed Rate, Buenos Aires Deposits of Large Amount Rate (BADLAR), adjustable by Coeficiente de Estabilización de Referencia (CER), US$ Linked, etc.
•Stocks: Access to the local share market of Argentine companies listed on BYMA with a wide diversity of assets from different industries: Agriculture, Communication, Construction, Energy, Gas, among others.
•CEDEARs: Investments in Pesos in the local market but in foreign companies.
•Secured Loans: Short-term investment/financing (1 - 120 days) with greater liquidity terms 1-7 days and fixed rates, allowing the clients to anticipate investment profitability or funding cost; Trading in pesos and US$; Guarantee securities administered by BYMA.
•Mutual funds: Placement and distribution agent for common investment funds in diversified portfolios managed by professionals, with a minimal initial investment and quick availability.
•Stock Promissory Note: Optimal tool for financing working capital and investment projects. It is a dynamic instrument, with minimal transaction costs and low complexity in terms of structuring.
•Structured solutions: Tailored solutions for the needs of each client. Temporary liquidity and coverage of fees and currencies. Investment options in Dollars and Pesos with an attractive variety of interest rates on different investment instruments (Bonds, Sureties, FIMA Funds, among others). Also provides regulatory and market context update, for different operating alternatives.
•Primary issuances: Participation in bidding for the National Treasury and corporate bonds and monitoring of the order and market context in each offer.

The Assets Under Custody as of December 31, 2023, amount to Ps.1,036,415 million.

Fima Funds
Galicia Asset Management has a wide range of investment funds designed for each investor profile, which allows all types of investors to easily access the capital markets through the various Fima funds. The market share of common investment funds was 11.20% as of December 31, 2023, increasing 50 basis points (“bp”) as compared to December 31, 2022. The following is a list of the Fima funds offered:
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
In 2023, Fondos Fima maintained its leadership in the industry of mutual funds in Argentina, managing a total of Ps.3,483,940 million as of the end of the year, accomplishing a growth of 44% as compared to 2022.
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
In July 2023, Banco Galicia implemented the extension of operating hours, which were previously limited to 7:00 p.m., now covering from 4:00 a.m. to 12:00 a.m. uninterruptedly. In addition, Banco Galicia enabled Fima Premium operations for “minor adolescents” between 13 and 17 years of age on the App Galicia and Online Banking channels.
Inviu
It is through Inviu that Grupo Financiero Galicia has developed a digital investment platform that allows users, both investors and financial advisors, to manage their portfolios in an efficient, simple and user-friendly way. This platform was launched on the market in October 2020.

It is a B2B2C company that specializes in offering brokerage and financial services. It believes that leveraging technology brings an excellent investment experience throughout Latin America. Its proprietary platform enables advisors and investors to access the best investment products and services.

Inviu provides the tools and services necessary for advisors to serve more investors and improve their business.
For financial advisors, it offers a web platform and consulting services to scale their operations. Through direct agreements with major global players and the selection of funds from both local and international markets, Inviu expands the investment options available to their clients, ensuring they have access to the best investment opportunities.

For investors, Inviu ensures the investment experience they are seeking: comprehensive advisory services from their advisors, along with an app and web platform where they can view their local and international portfolio.

During the year 2023, Inviu began its expansion process in the region. Today, it has advisors in 10 countries across Latin America, with offices in 2 of them (Argentina and Uruguay).

To continue developing the B2B2C channel, Inviu added to its service suite: direct account opening in Pershing, HR and marketing consulting.

Regarding their digital products, and aiming for financial advisors to serve their clients better and more efficiently, Inviu added to their advisor platform:

•Full integration of the offshore market: holdings of investors from both Interactive Broker and Pershing are visible within the platform.
•Implementation of tools to help advisors understand the performance of their clients' portfolios and the evolution of assets.
•Highlighted features such as buying power, Co-Branding, returns on cash balances, and trading in bulk.

g) Foreign Trade

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
The products and services offered by Banco Galicia in foreign trade are:
•Transfers abroad
•Foreign payment orders
•Export and import tracking
•Export and import letters of credit
•Export pre-financing and post-financing
•Import financing
•Guarantees and stand-by letters of credit
In 2023, Banco Galicia carried out different initiatives to strengthen the financial tools and services provided to companies in international business, including, among others, the following:
•Launch of a new foreign trade site to accompany people and companies with more and better information.
•New help sections in office banking with the aim of answering frequently asked questions generated by foreign trade operations, promoting customer self-management.
•Improvement of the experience of transferring and receiving money from abroad, addressing the customer's frustrations and needs, with simpler and more intuitive flows.
•New module for movement and commission inquiries within office banking that provides transparency for the client about their operations and associated costs.
The volume operated as of December 2023 was US$19,007 million, while the volume of foreign trade operations was US$14,060, reaching a market share of 14.86%, and the volume operated on the Galicia Comex Platform was US$14,965. For its part, the positioning according to the BCRA Ranking was 2nd for the volume of trade operations, 3rd for the total volume operated and 1st for the number of trade operations as of December 31, 2023.
Galicia Seguros also prioritizes their customers’ needs related to international trade, aiming to provide surety insurance coverage when required to guarantee liabilities before the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos, "AFIP") or the National Customs Administration.
h) Capital Market & Investment Banking
Banco Galicia offers services related to the capital markets and investment products such as:
•Origination and structuring of syndicated and/or long-term debt.
•Financing with multinational credit entities
•Project Finance
•Issuance of Negotiable Obligations
•Sub-sovereign Debt Letters and Titles
•Financial Trusts
•Takeover Agent

During the year 2023, Banco Galicia continued to strengthen its position in the Argentine Capital Markets and Investment Banking sector by structuring various financial products that were specifically tailored for Corporate, SME, and Agricultural companies.

As of December 31, 2023, Banco Galicia participated in the Issuance, Placement and Structuring of 152 Classes of Negotiable Obligations and Financial Trusts in the Capital Market, accompanying 40 new Issuers.

In a year of uncertainty, hedging the exchange rate was the main demand from investors to overcome the typical turbulence of an election context, which is why negotiable obligations denominated in dollar linked (Dollar BILS) are the most issued in the primary debt market. Regarding instruments denominated in Pesos, those issued at a variable rate were the main preference of investors, allowing them to capture the increase in the interest rate. Thirdly, issuances denominated and payable in Dollars began to be more recurrent, especially during the last quarter.

Dollar BILS issuances ranked first, representing 53.95% of transactions with a total of US$3,187 million, with YPF S.A. issuances standing out. Class 21 for US$230 million, Telecom S.A. Class 16 for US$180 million and Compañía General de Combustibles S.A. Class 30 for US$150 million, with the purpose of financing infrastructure and working capital projects.

Issuances in Pesos at variable rates were positioned in second place, representing 31.58% with a total amount of Ps.335,859 million. The emissions of Tecpetrol S.A. stand out. Class 5 for Ps.32,898 million, marking a record as the largest issue in pesos, the issue of Loma Negra S.A. Class 1 for Ps.25,636 million and the issuance of Pan American Energy LLC Class 25 for Ps.23,692 million.

Finally, issuances in Dollars amounted to US$930 million, totaling 13.16%. The Issuances of YPF Class 25 for US$263 million and Arcor Class 21 for US$77 million stand out, which were mainly focused on clearing debt maturities and complying with the required regulations of the Central Bank.

For SME clients, Banco Galicia continues to strengthen its commitment. During 2023, it participated in 42 new classes of negotiable obligations for a total amount of US$170.2 million and Ps.12,122 million, and incorporated 24 new issuers whom Banco Galicia accompanied by being placers and guarantors in more than 90% of the transactions.

In terms of Investment Banking, Banco Galicia structured 11 transactions, not only under the syndicated loan scheme and restructurings in conjunction with other leading financial institutions, but also assisting large corporate customers through bilateral loans.

Additionally, Banco Galicia provided support through the subscription of committed lines, so during the first nine months of 2023 it structured 16 new transactions, for corporate clients through participation in syndicated financing together with other leading banks in the financial system, in addition to the lines committed and the issuance of guarantees mentioned above.

During 2023, Banco Galicia structured syndicated transactions, mainly in the oil and gas and food sectors, for a total amount of over Ps.58.8 billion, with Banco Galicia's interest amounting to Ps.20.6 billion. Among them, a committed line granted in March 2023 to YPF together with BBVA and Santander stands out for up to Ps.24,000 million..

Additionally, it granted committed line loans of up to one year for a total of Ps.5,000 million destined mainly to companies in the automotive sector.

Finally, continuing with the trend that began in mid-2022, in the first nine months of 2023 Banco Galicia guaranteed 7 loans among first-line clients for a total of US$129 million, allowing companies with liquidity to allocate it to those in need of financing for the development of various projects. It is important to highlight that of the total guaranteed, US$51 million is part of the Bank's sustainable portfolio.
i) Benefits
With the purpose of providing a straightforward and unique experience to our customers so that more people will select us, we aim to strengthen our value proposition by adding new savings benefits in nationwide categories, creating additional savings proposals through alliances with existing stores and one-shot saving deals on selected brands.

Banco Galicia works to improve the daily lives of more people and provide its clients with a differentiating value experience in the market. Consequently, Banco Galicia offers an extensive range of promotions and benefits adapted to the profile of each person and company that allows them to grow and improve their well-being.

Through Banco Galicia, customers have access to a wide variety of savings benefits and installments in businesses and sectors throughout the country. During 2023, 800 businesses joined with promotions, covering e-commerce and physical stores (cashback and/or installment promotions).

In turn, the Galicia Online Store expands the options in the digital channel, bringing together more than 40 sellers who provide a wide and accessible catalog of electronics, technology, household appliances, home, decoration, gastronomy, among others. In 2023, the store recorded +4 million sessions and +116,000 customer transactions.

In April 2023, Banco Galicia launched the new benefits section for all of its clients with a proposal based on 3 pillars:
•Personalization: benefits based on people's information, their segment, their consumption.
•Georeferencing: promotions close to the customer's location.
•Instant cashback: immediate withdrawals into the client's common savings account so that they can use that money as they wish.

On the other hand, Naranja X has included Smartes (two Tuesdays a month) and its differential version which offers plans of up to 12 installments and discounts of up to 25% to 30% for non-traditional items such as mattresses, paint shops, social, clothing, home and pharmacy.

Naranja X took advantage of its anniversary to expand the offer of promotions from supermarkets and hypermarkets, offering options such as Zeta 3 interest-free installments and online offers with discounts of up to 25%, without a limit. In addition, Naranja X participated as a sponsor in notable events such as Hotsale and Cyber Monday, sustainability week, among others, marking notable peaks of sustainable growth month after month.

Of all these actions, the items most chosen by clients were:
•Supermarkets.
•Home appliances.
•Clothing.
•Airlines

In addition, in a year with a marked inflationary context, Naranja X granted credit limit increases every month for more than 80% of its portfolio, achieving significant growth in POS.

In terms of "purchase plans", the podium is made up as follows:
•In first place is the one payment option, with 0.39 share and a total of Ps.143 billion.
•In second place is our Z Plan 3 installments zero interest, with a 0.35 share and a total of Ps.127 billion.
•The podium is completed by the 4 to 6 installment plans, with a 0.1 share and Ps.37 billion.
j) Merchants
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
NAVE seeks to understand its clients' business to simplify their daily lives and boost their sales, and to give each business the time it needs to focus on what is most valuable: its clients.

In 2023, 1 in 10 digital payments in the MODO Ecosystem were made in NAVE; approximately 90% of the operations were credited at the time; 49,040 businesses were charged with NAVE and 14,000 businesses use it every month.
Conversely, Naranja X offers different collection solutions that adapt to the needs of its individual clients with commercial activity:
•Touch: It is the Naranja X reader, which connects via Bluetooth to your cell phone and allows you to charge any card through the contactless system, chip or magnetic stripe. When you collect with Toque, the money from your sales is deposited in the business's Naranja X account and used for whatever you want or need.

•Payment link and QR: The QR is a code that can be read from mobile devices and allows contactless payment. The business customer scans with their cell phone camera and pays from any bank App. This payment method is faster, safer and contactless.
•TAP: It is an innovative proposal from Naranja X, which came to simplify collections. Instead of dealing with different devices, this tool allows the merchant to use a cell phone with NFC technology to collect sales with Visa and Mastercard cards. It is a universal solution for in-person collections, which adapts to all types of businesses.
•QR PIX: It is the QR code that is generated for a transaction with tourists from Brazil where our client (the vendor with commercial activity) enters the amount to be charged, and shows it to their client so that they can scan and pay. The buyer must have a PIX account.
Among this year's new features, the following are relevant:
•It allowed business owners to have employees in charge of collecting on their behalf.
•Simplified merchant onboarding: eliminated the double selfie factor, improved the congratulations screen and autofill of address information, and improved the initial process screen.
•Risk segmentation:
▪Fraud prevention controls at the time of merchant registration and during its life cycle.
▪Segmented transactional limits.
▪Automatic blocking of high-risk merchants.
•It implemented a collection simulator that gives the business the possibility of calculating how much money it will receive based on the price of the product, the plan with which it sells and the established commissions.
•Sent the merchant a pre-printed associable QR that allows payment by QR without having to show the buyer the phone screen.
•Benefits in payment plans on specific days.
•Bonuses in commissions and financial cost.

Embedded Finance is a “white label” solution designed for companies that - due to their large size and volume of operations - need financial services that adapt to their own systems, processes and channels.

In 2023, Naranja X's focus was on Pagos Embebidos, an interoperable QR solution that integrates with companies' billing systems to digitize their collections by eliminating cash handling costs and time throughout their value chain.

Some advantages of this product:

•The company has the freedom to choose the customer collection experience. We integrate with any billing system, ERP or platform.
•You can receive digital payments from any virtual or bank wallet on the market.
•We credit the money immediately to the account of any bank or entity that the company chooses.
k) Electronic credit invoice
Banco Galicia makes available a mechanism designed to improve the financing conditions of micro, small and medium-sized companies, which allows said companies to increase their productivity through the early collection of credits and accounts receivable in connection with the sale of goods or services on a forward-term basis.

The issuance of invoices is carried out through the AFIP page and can be managed through office banking in Banco Galicia. Within this platform, Banco Galicia has a special section which allows its clients to manage these digital documents and collection accounts, make payments or collection automatically when due date or allow the SME to provide discounts and advance funds.
l) Integrated Collections
Through the Integrated Collection Galicia ("ICG") function, clients can use different means of communication with Banco Galicia to send and receive information about their collections and thus delegate the collection operations in Banco Galicia. Within this framework, customers are offered multiple payment channels and forms that allow them to adapt the product according to their needs.

The main achievements of 2023 were:
•Implementation of new technology and systems to streamline the process of signing up, deleting and modifying new clients.
•Migration of obsolete technologies used under .NET from the user experience in office banking to SPA (Single-Page Application)
•Implementation of a new way of viewing charges.
•Implementation of QR codes as new means of collections within Integrated Collections.
•Implementation of Collections API (Application Programming Interface) in new ICG agreements.
•Creation of the “Pago de una” portal for payments from non-customers through Integrated Collections.
•Creation of ICG app for a beverage company client, scalable to various logistics clients.
m) Nera
Nera offers a digital payments and financing ecosystem that provides agricultural producers with valuable information and measurement alternatives. This allows them to access multiple financial and payment options, customized products to finance their agricultural campaigns, purchase inputs or buy livestock.

Through a digital platform, Nera connects the main suppliers of the agricultural sector so that they can choose the credit option that best suits their production cycle and thus enhance the growth of their business.

In 2023, with the aim of offering increasingly sustainable financing, Nera worked on carbon footprint measurement through the use of PUMA platform and their CO2 calculator.

In addition, in 2023, Nera developed the ability to differentiate its products offer to automatically provide better conditions that help monetize the value of the sustainability efforts made by producers in a collaborative way in conjunction with the sector's main suppliers. The first experience was in conjunction with the company Bayer and its Bayer Green Credit program, which aims to recognize with financial benefits those producers who implement good sustainability practices in their production.
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

The following table shows our consolidated average balances, accrued interest and average yield for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2023, December 31, 2022 and December 31, 2021.

	For the Fiscal Year Ended December 31, 2023			For the Fiscal Year Ended December 31, 2022			For the Fiscal Year Ended December 31, 2021
	Average Balance	Accrued Interest	Average Yield / Rate	Average Balance	Accrued Interest	Average Yield / Rate	Average Balance	Accrued Interest	Average Yield / Rate
	(in millions of Pesos, except otherwise noted)
Interest-Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	1,753,919	41,019	2.34	1,623,925	984,148	60.60	1,480,052	546,117	36.90
Others Debt Securities	33,885	55,645	164.22	13,889	17,012	122.49	12,338	24,264	196.64
Total Debt Securities at fair value through profit or loss	1,787,804	96,664	5.41	1,637,814	1,001,160	61.13	1,492,390	570,381	38.22
Repurchase Transactions	537,011	479,628	89.31	278,620	134,073	48.12	903,514	326,824	36.17
Loans and Other Financing
Loans	3,297,984	1,640,941	49.76	3,687,861	1,604,279	43.50	3,986,120	1,326,939	33.29
Financial Leases	9,641	6,483	67.24	6,960	2,388	34.32	11,046	1,723	15.59
Other Loans and Other Financing	6,326	824	13.03	6,203	427	6.88	16,766	376	2.24
Total Loans and Other Financing	3,313,951	1,648,248	49.74	3,701,024	1,607,094	43.42	4,013,932	1,329,038	33.11
Other Interest-Earning Assets	583,602	2,262,759	387.72	733,368	592,892	80.85	291,290	115,970	39.81
Total Interest-Earning Assets	6,222,368	4,487,299	72.12	6,350,826	3,335,219	52.52	6,701,126	2,342,213	34.95
Interest-Bearing Liabilities
Deposits
Savings Accounts	1,890,782	636,513	33.66	1,843,751	308,194	16.72	2,177,339	219,990	10.10
Time Deposits	2,355,666	1,992,868	84.60	2,299,923	1,257,934	54.69	2,448,836	771,530	31.51
Total Interest-Bearing Deposits	4,246,448	2,629,381	61.92	4,143,674	1,566,128	37.80	4,626,175	991,520	21.43
Financing Received from the Argentine Central Bank and Other Financial Institutions	35,078	5,976	17.04	39,804	4,160	10.45	124,747	20,485	16.42
Debt Securities and Subordinated Debt Securities	272,656	14,709	5.39	320,974	109,130	34.00	344,731	81,721	23.71
Other Interest-Bearing Liabilities	111,189	70,689	63.58	14,985	4,839	32.29	19,806	1,547	7.81
Total Interest-Bearing Liabilities	4,665,371	2,720,755	58.32	4,519,437	1,684,257	37.27	5,115,459	1,095,273	21.41
Spread and Net Yield
Interest Rate Spread			13.80			0.15			13.54
Cost of Funds Supporting Interest-Earning Assets			43.73			0.27			16.34
Net Yield on Interest-Earning Assets			28.39			0.26			18.61
____________________
(*)Rates include the CER/UVA adjustment.
ii) Changes in Net Interest Income-Volume and Rate Analysis
The following table allocates, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average yield/rate for (i) the fiscal year ended December 31, 2023 compared with the fiscal year ended December 31, 2022 and (ii)

the fiscal year ended December 31, 2022, compared with the fiscal year ended December 31, 2021. Differences related to both rate and volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year Ended December 31, 2023 / Fiscal Year Ended December 31, 2022 Increase (Decrease) due to changes in			Fiscal Year Ended December 31, 2022 / Fiscal Year Ended December 31, 2021 Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of Pesos)
Interest Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	85,659	(1,028,788)	(943,129)	57,575	380,456	438,031
Others	31,241	7,392	38,633	3,625	(10,876)	(7,252)
Total Debt Securities at fair value through profit or loss	116,900	(1,021,396)	(904,496)	61,200	369,580	430,779
Repurchase Transactions	179,689	165,865	345,555	(369,054)	176,303	(192,751)
Loans and Other Financing
Loans	(101,858)	138,520	36,662	(89,477)	366,816	277,339
Financial Leases	1,173	2,922	4,095	(296)	962	666
Other Loans and Other Financing	9	389	397	(22)	73	51
Total Loans and Other Financing	(100,676)	141,831	41,154	(89,795)	367,851	278,056
Other Interest-Earning Assets	(94,946)	1,764,813	1,669,867	284,020	192,902	476,922
Total Interest-Earning Assets	100,967	1,051,113	1,152,080	(113,629)	1,106,636	993,006
Interest Bearing Liabilities
Deposits
Savings Account	8,057	320,262	328,319	(26,930)	115,134	88,204
Time Deposits	31,196	703,738	734,934	(43,821)	530,226	486,405
Total Interest-Bearing Deposits	39,253	1,024,000	1,063,253	(70,751)	645,360	574,609
Financing Received from the Argentine Central Bank and Other Financial Institutions	(422)	2,237	1,816	(10,643)	(5,681)	(16,325)
Debt Securities and Subordinated Debt Securities	(14,330)	(80,090)	(94,421)	(5,174)	32,583	27,408
Other Interest-Bearing Liabilities	57,217	8,633	65,850	(277)	3,570	3,292
Total Interest bearing liabilities	81,718	954,780	1,036,498	(86,845)	675,832	588,984
The increase of Ps.1,152,080 million in interest income for the fiscal year ended December 31, 2023, as compared to the previous year, is primarily attributable to a Ps.1,051,113 million increase in interest rates and due to an increase of Ps.100,967 million in interest income due to a higher volume of interest-earnings assets.
The Ps.1,669,867 million increase in interest from other interest-earning assets was due to an increase in the interest rate equal to Ps.1,764,813 million, offset by a decrease in the volume equal to Ps.94,946 million.
Additionally, there was an increase of Ps.345,555 million in repurchase transactions, due to an increase in the interest rate and volume equal to Ps.165,865 million and Ps.179,689 million respectively. On the other hand, there was a decrease of Ps.943,129 million in government securities, due to a decrease in the interest rate of Ps.1,028,788 million, offset by an increase in the volume of Ps.85,659 million.
In terms of interest expenses, the Ps.1,036,498 million increase for the fiscal year ended December 31, 2023, as compared to the fiscal year ended December 31, 2022, is primarily a result of an increase in the interest rate payable on time deposits of Ps.734,934 million (which increased from 55% in 2022 to 85% in 2023).
iii) Debt and Equity Securities

The following table shows our holdings of debt and equity securities at the balance sheet dates stated below. Our holdings of Government securities represent mainly holdings of Banco Galicia.

	As of December 31,
	2023	2022
	(in millions of Pesos)
Debt Securities at FV through profit or loss	598,795	2,467,190
Argentine Government Securities	556,912	212,668
Government Bonds	547,348	31,802
Provincial Bonds	1,027	7,660
City of Buenos Aires Bonds	2,291	123
Treasury Bills	6,246	173,083
Argentine Central Bank´s Bill	—	2,242,640
Leliq (liquidity Bills)	—	2,242,640
Corporate Securities	25,967	3,900
Debt Securities	25,786	3,565
Debt Securities of Financial Trust	181	335
From Abroad Government Securities	15,916	7,982
Treasury Bills	15,916	7,982
Other Debt Securities	1,926,334	1,141,854
Measured at FV through OCI	21,327	11,495
Argentine Government Securities	10,641	2,897
Government Bonds	10,233	280
Treasury Bills	121	1,909
Provincial Government Bonds	287	284
City of Buenos Aires Bonds	—	424
Argentine Central Bank´s Bill	10,686	8,598
Leliq (liquidity Bills)	10,686	8,598
Measured at Amortized Cost	1,905,007	1,130,359
Argentine Government Securities	1,579,182	1,013,434
Government Bonds	1,228,966	283,191
Treasury Bills	354,764	732,117
Allowance	(4,548)	(1,874)
Argentine Central Bank´s Bills	316,320	108,083
Internal Bills	316,320	108,083
Corporate Securities	9,505	8,842
Debt Securities	9,223	8,492
Debt Securities of Financial Trusts	203	263
Others	79	87
Investments in Equity Instruments	9,638	6,972
Domestic	8,002	6,584
International	1636	388
Total Debt and Equity Securities	2,534,767	3,616,016
As of December 31, 2023, the decrease in our holdings of debt and equity securities was mainly a result of a decrease in the volume of LELIQ (liquidity Bills). As of December 31, 2022, our securities in LELIQ amounted to Ps.2,242,640 million.

The amount of Argentine government securities recorded at fair value as of December 31, 2023 in an amount of Ps.556,912 million corresponded to securities issued by the National Treasury Bills (for Ps.6,246 million), the Government (for Ps.547,348 million), provincial governments (for Ps.1,027 million) and the City of Buenos Aires (for Ps.2,291 million).
As of December 31, 2023, our holding of government securities denominated in Dollars was composed of Government bonds recorded at their fair value (for Ps.424,223 million), U.S. Treasury Bonds recorded at their fair value (Ps.15,916 million), Government bonds recorded at their amortized cost (for Ps.48,535 million) and LEDIV (Internal Bills) issued by the BCRA recorded at their amortized cost (for Ps.289,776 million).
As of December 31, 2022, the increase in our holdings of debt and equity securities was mainly a result of an increase in the volume of Government bonds issued by the National Treasury measured at fair value. Our securities in LELIQ (Liquidity Bills) issued by the BCRA amounted to Ps.2,242,640 million as of December 31, 2022.
The amount of Argentine government securities recorded at fair value as of December 31, 2022 in an amount of Ps.212,668 million corresponded to securities issued by the National Treasury Bills (for Ps.173,083 million), the Government (for Ps.31,802 million), provincial governments (for Ps.7,660 million) and the City of Buenos Aires (for Ps.123 million).
As of December 31, 2022, our holding of government securities denominated in Dollars was composed of Government bonds recorded at their fair value (for Ps.25,700 million), U.S. Treasury Bonds recorded at their fair value (Ps.7,982 million), Government bonds recorded at their amortized cost (for Ps.98,624 million) and LEDIV (Internal Bills) issued by the BCRA recorded at their amortized cost (for Ps.108,083 million).
Remaining Maturity and Weighted-Average Yield
The following table analyzes the remaining maturity and weighted-average yield of our holdings of debt securities recorded at amortized cost as of December 31, 2023. Our debt securities portfolio yields do not contain any tax equivalency adjustments.

	Fiscal Year Ended December 31, 2023
		Maturing within 1 year		Maturing after 1 year but within 5 years		Maturing after 5 years but within 10 years		Maturing after 10 years
	Total Book Value	Book Value	Yield (1)	Book Value	Yield	Book Value	Yield (1)	Book Value	Yield (1)
	in millions of Pesos, except percentages)
Other Debt Securities
Measured at Amortized Cost
Argentine Government Securities	1,224,417	442,916	(54.10)%	773,587	(18.60)%	7,766	38.80%	148	(71.30)%
Argentine Central Bank´s Bill and Bonds	671,084	671,084	—	—	—	—	—	—	—
Corporate Securities	9,505	3,380	11.50%	6,125	2.30%	—	—	—	—
Debt Securities	9,223	3,098	6.70%	6,125	2.30%	—	—	—	—
Debt Securities of Financial Trust	203	203	84.40%	—	—	—	—	—	—%
Others	79	79	—%	—	—	—	—	—	—
Total Other Debt Securities Measured at Amortized Cost	1,905,006	1,117,380		779,712		7,766		148
____________________
(1)Effective yield based on December 31, 2023 quoted market values.
iv) Loan and Other Financing Portfolio

Our total loans and other financing reflect Banco Galicia’s and Tarjetas Regionales’ loan and other financing portfolios including past due principal amounts. Personal loans and credit-card loans are typically loans to individuals granted by Banco Galicia or Naranja. Most of the Naranja’s loans are included under “credit card loans”. Also, certain amounts related to advances, promissory notes, mortgage loans and pledge loans are extended to individuals. However, advances and promissory notes mostly represent loans to companies for accounting purposes. The following table analyzes our consolidated loan and other financing activities portfolio.

	As of December 31,
	2023	2022
	(in millions of Pesos)
Principal and Interest
Non- Financial Public Sector	461	4,000
Argentine Central Bank	41	11
Financial Institutions	27,299	42,529
Non-Financial Private Sector and Residents Abroad (1)
Loans	3,073,593	3,965,965
Advances	119,851	206,972
Overdrafts	703,859	971,362
Mortgage Loans	37,916	60,416
Pledge Loans	45,092	79,762
Personal Loans	255,726	354,443
Credit Card Loans	1,706,969	2,025,688
Other Loans	49,633	117,074
Accrued Interest, Adjustment and Quotation Differences Receivable	167,597	166,990
Documented Interest	(13,050)	(16,742)
Financial Leases	6,393	10,832
Other Financing	106,097	63,658
Non-financial Private Sector and Residents Abroad	3,186,083	4,040,455
Total Gross Loans and Other Financing	3,213,884	4,086,995
Less: Allowances	(133,177)	(215,368)
Total	3,080,707	3,871,627
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
As of December 31, 2023, Grupo Financiero Galicia’s loan and other financing portfolio before allowances for loan and other financing losses amounted to Ps.3,213,884 million, a 21% decrease as compared to the year ended December 31, 2022.
Maturity Composition of the Loan Portfolio
The following table sets forth an analysis by type of loan and time remaining to maturity of our loan portfolio as of December 31, 2023.

	As of December 31, 2023
	In 1 year or less	After 1 year through 5 years	After 5 years through 15 years	After 15 years	Total at December 31, 2023
	(in millions of Pesos)
Variable Rates
Non-Financial Private Sector and Residents Abroad	68,513	14,356	47	—	82,916
Loans	68,513	14,356	47	—	82,916
Advances	202	—	—	—	202
Overdrafts	33,993	11,028	—	—	45,021
Mortgage Loans	19,123	1,316	47	—	20,486
Pledge Loans	149	421	—	—	570
Personal Loans	8,216	1,591	—	—	9,807
Pre-financing and financing of exports	6,830	—	—	—	6,830
Total Variable Rate	68,513	14,356	47	—	82,916
Fixed Rates
Non- financial Public Sector	461	—	—	—	461
Financial Institutions	26,652	647	—	—	27,299
Non-Financial Private Sector and Residents Abroad	2,665,109	138,836	8,892	—	2,812,837
Loans	2,665,109	138,836	8,892	—	2,812,837
Advances	119,649	—	—	—	119,649
Overdrafts	611,735	45,320	23	—	657,078
Mortgage Loans	3,595	4,190	92	—	7,877
Pledge Loans	29,745	14,777	—	—	44,522
Personal Loans	162,693	62,469	8,777	—	233,939
Credit Card Loans	1,700,919	6,050	—	—	1,706,969
Placements in Banks Abroad	17,580	—	—	—	17,580
Pre-financing and financing of exports	19,193	6,030	—	—	25,223
Other Loans	—	—	—	—	—
Total Fixed Rate	2,692,222	139,483	8,892	—	2,840,597
Adjustable Rate
Financial Institutions	—	—	—	—	—
Non-Financial Private Sector and Residents Abroad	15,963	4,370	2,771	189	23,293
Loans	15,963	4,370	2,771	189	23,293
Overdrafts	—	1,760	—	—	1,760
Mortgage Loans	5,574	1,019	2,771	189	9,553
Personal Loans	10,389	1,591	—	—	11,980
Total Adjustable Rate	15,963	4,370	2,771	189	23,293
Total Loan	2,776,698	158,209	11,710	189	2,946,806
Accrued Interest, Adjustment and Quotation Differences Receivable	167,597	—	—	—	167,597
Documented Interest	(13,050)	—	—	—	(13,050)
Allowance	(68,995)	—	—	—	(68,995)
TOTAL	2,862,250	158,209	11,710	189	3,032,358
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
Naranja X
Credit Risk

Credit risk for Naranja X arises from a variety of factors, including credit risk related to failures to pay by entities that Naranja lends money to and failures to pay outstanding credit card balances by individual clients that hold credit cards with Naranja.
With respect to investments, Naranja X evaluates its credit risk or exposure pursuant to an investment and credit evaluation policy. In accordance with this policy, Naranja X (i) has certain internal credit risk rating requirements that any company in which it invests must meet, (ii) requires certain debt to equity ratios be maintained by any company to which it lends money and (iii) has upper limits on the amount that it will invest in any given company.
Naranja X actively monitors the creditworthiness of its clients to minimize its overall exposure to their credit risk. Naranja X uses the following tools to evaluate and manage the creditworthiness of its clients:
•statistical models that determine the amount of credit that Naranja X is comfortable extending to a client based on the client’s specific financial situation;
•guidelines for providing credit cards and loans based on the client’s specific financial situation (i.e., verification of the applicant’s identity, monthly income, number of family members, geographic location and occupation);
•case-by-case evaluation of appropriate credit limits for each applicant; and
•ongoing monitoring of each client’s credit position and payment history.
Naranja - Procedure for Credit Card Application
Each applicant's credit risk is evaluated taking into consideration certain requirements established in the credit policies, the level of monthly income and the information obtained from companies specialized in credit information. Naranja's credit policy consists of various guidelines defined by the Risk Committee. These guidelines are based on set parameters and automated to determine the approval or rejection of the credit application and to inform the documentation to be submitted for those applications that are referred for review by a credit analyst.

It also verifies the non-existence of negative credit history, the applicant's credit score and payment history in Naranja, if applicable, among others. If the customer meets these requirements, the credit card is approved on the spot and can be delivered at the address provided by the applicant or can be picked up at any of the company's branches.
Naranja - Determination of Credit Limits
Credit limits are based on an evaluation of each client's credit situation. Based on such evaluation, the client is placed into a segment that is based on the assessed risk level of the particular client and the province they are residing in. There are 19 different risk levels, each risk level is represented by a letter and/or a number (A, B, C, A1, B1, C,1, and so on): (i) clients belonging to the provinces Tierra del Fuego, Rio Negro, Neuquén and Santa Cruz, Rio Negro, Neuquén and Santa Cruz are assigned (A, B, C, D, E, F), (ii) clients belonging to Buenos Aires and Santa Fe are assigned (A2, B2, C2, D2, E2, F2) and (iii) clients belonging to the rest of the provinces are assigned (A1, B1, C1, D1, E1, F1).

For purposes of determining what risk segment a client will be placed into, the following factors are considered, among others: monthly income, family composition, geographic location, type of economic activity performed, score ranges. The customer's account is assigned credit limits shared by all the cards in the account, whether they are cardholders or additional cards, i.e., the credit limit is unique per account regardless of the number or type of cards and/or additional cards held. As mentioned above, limits are automatically assigned according to the segment that a client is placed into. The limit assigned is subdivided into three categories: (i) the Monthly Balance Limit ("LSM"), which is determined according to the applicant's net income, is the maximum amount that the installments due each month may add up to; (ii) the Long Term Purchase Limit ("LCPL"), which is the maximum amount for which a customer may purchase in plans of 6 or more installments using the Company's credit cards; and (iii) the Total Credit Limit ("LTC") which is the maximum amount that a customer may owe to Naranja at all items.
Below is a detail of the percentage limits and nominal caps assigned to each risk segment.

Risk Segment	Zone (1)	POLITICS			TOP				FLOOR IN
		LSM	LCPL	LTC	LSM	LPCL	LTC	ZETA (2)	LSM	LCPL	LTC
A	S	2.3	2.3	2.3	1,346,000	1,346,000	1,346,000	1,346,000	345,000	345,000	345,000
A1	M	2	2.0	2.0	1,170,000	1,170,000	1,170,000	1,170,000	300,000	300,000	300,000
A2	L	1.6	1.6	1.6	936,000	936,000	936,000	936,000	240,000	240,000	240,000
B	S	2	2.0	2.0	1,170,000	1,170,000	1,170,000	1,170,000	300,000	300,000	300,000
B1	M	1.7	1.7	1.7	995,000	995,000	995,000	995,000	255,000	255,000	255,000
B2	L	1.4	1.4	1.4	819,000	819,000	819,000	819,000	210,000	210,000	210,000
C	S	1.8	1.8	1.8	1,053,000	1,053,000	1,053,000	1,053,000	270,000	270,000	270,000
C1	M	1.5	1.5	1.5	895,000	895,000	895,000	895,000	230,000	230,000	230,000
C2	L	1.3	1.3	1.3	737,000	737,000	737,000	737,000	189,000	189,000	189,000
D	S	1.5	1.5	1.5	878,000	878,000	878,000	878,000	225,000	225,000	225,000
D1	M	1.3	1.3	1.3	746,000	746,000	746,000	746,000	191,000	191,000	191,000
D2	L	1.1	1.1	1.1	614,000	614,000	614,000	614,000	157,000	157,000	157,000
E	S	1.3	1.3	1.3	761,000	761,000	761,000	761,000	195,000	195,000	195,000
E1	M	1.1	1.1	1.1	646,000	646,000	646,000	646,000	166,000	166,000	166,000
E2	L	0.9	0.9	0.9	532,000	532,000	532,000	532,000	137,000	137,000	137,000
F	S	1.0	1.0	1.0	585,000	585,000	585,000	585,000	150,000	150,000	150,000
F1	M	0.9	0.9	0.9	497,000	497,000	497,000	497,000	128,000	128,000	128,000
F2	L	0.7	0.7	0.7	410,000	410,000	410,000	410,000	105,000	105,000	105,000
BM	L	0.7	0.7	0.7	410,000	410,000	410,000	410,000	105,000	105,000	105,000
(1) Zone: S: Successful; M: Moderate; L: Low performing
(2) Zeta Limit: limit associated with an exclusive product of the Naranja X credit card, which allows you to opt for different payment options in installments.
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
Naranja Digital - Loan granting procedure
The client can apply for a loan through the Naranja X application. The requirements to be able to access the loan are the following:
•To be a holder of a risk product in the financial system (e.g. derivatives, insurance products, credit products, commodity products or foreign exchange products)..
•Not to be in default in risk products in the financial system.
•Not to have a payment plan.
•To have the account up to date.
•Last situation reported by BCRA = 1.
•Seniority in risk products greater than 3 months.

The determination of the offer is made on the basis of the customer's estimated income, internal and external indebtedness and the customer's risk level.

Naranja Digital - Calculation of pre-approved amounts
The calculation of the amount to be granted depends on several variables that influence its determination:

•Income: the estimated income for each client. Currently, an income estimator model calculated in-house by the advanced analytics team is used.
•RCI: Fee-to-income ratio calculated as a percentage. The quota is considered net of the commitment in the financial system.
•Term: Maximum term a client can access.
•Cap: Maximum amount of income that can be accessed by each client, by risk level.
•Rate: Annual Nominal Rate (TNA) determined for the loan. In the calculation, it serves as a factor for updating installments.
•Risk: Segmentation variable. Behavior score is used.

Once the income and the corresponding RCI for each client have been established, the value of the installment is calculated, which arises from making INCOME x RCI. With this value, the present value of the installments determined by the assigned term is calculated.

Where:
•V0 = value of the pre-approved loan (unknown in our formula)
•C = Theoretical loan installment
•n = Loan term (months)
•i = (Loan TNA + IVA)/12

Naranja Digital - New clients:
•Income: the estimated income for each client. Currently a combination of the estimated income by bureaus Nosis and PyP is used.
•RCI: Fee-to-income ratio calculated as a percentage. The quota is considered net of the commitment in the financial system.
•Term: Maximum term a client can access.
•Cap: Maximum amount of income that can be accessed by each client, by risk level.
•Rate: Annual Nominal Rate (TNA) determined for the loan. In the calculation, it serves as a factor for updating installments.
•Risk: Segmentation variable. A combination of First Payment Default (FPD) Score and Buró Score (Nosis) is used.

Once the Income and the corresponding RCI for each client have been established, the value of the installment is calculated, which arises from making INCOME x RCI. With this value, the present value of the installments determined by the assigned term is calculated.

Naranja Digital - Renewing clients:
•Previous Fee: fee amount paid by the client in the previous operation.
•Share Percentage: percentage of the fee paid by the client in the previous operation.
•Term: Maximum term a client can access.
•Rate: Annual Nominal Rate (TNA) determined for the loan. In the calculation, it serves as a factor for updating installments.
•Risk: Segmentation variable. A combination of the external and internal credit experience is used.

Once the Previous Fee and the corresponding Share Percentage for each client have been established, the value of the installment is calculated, which arises from making PREVIOUS FEE x SHARE.With this value, the present value of the installments determined by the assigned term is calculated.

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
See the BCRA Classification, on —“Argentine Banking Regulation”—“Loan Classification System”.
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

	Retail Portfolio
	December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	762,818	203,340	8,598	974,756
1-30	13,117	11,395	1,471	25,983
31-60	—	8,057	1,114	9,171
61-90	—	5,450	2,393	7,843
Default	—	—	39,012	39,012
Gross Carrying amount	775,935	228,242	52,588	1,056,765
Loss allowance	(15,102)	(15,307)	(41,024)	(71,433)
Net Carrying amount	760,833	212,935	11,564	985,332
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				3.69%
Allowance for Financial Instruments as a Percentage of Default				183.11%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				6.76%

	Retail Like Portfolio
	December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	550,175	99,560	3,073	652,808
1-30	4,844	4,451	803	10,098
31-60	645	1,914	416	2,975
61-90	27	1,458	530	2,015
Default	—	—	11,285	11,285
Gross Carrying amount	555,691	107,383	16,107	679,181
Loss allowance	(2,680)	(2,333)	(8,502)	(13,515)
Net Carrying amount	553,011	105,050	7,605	665,666
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				1.66%
Allowance for Financial Instruments as a Percentage of Default				119.76%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				1.99%

	Wholesale Portfolio
	December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
A	4,056,209	75,310	—	4,131,519
B1	—	2,224	9	2,233
Default	—	—	1,361	1,361
Gross Carrying amount	4,056,209	77,534	1,370	4,135,113
Loss allowance	(7,653)	(2,136)	(964)	(10,753)
Net Carrying amount	4,048,556	75,398	406	4,124,360
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				0.03%
Allowance for Financial Instruments as a Percentage of Default				790.08%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				0.26%

	Naranja X
	December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	868,301	5,007	—	873,308
1-30	36,934	1,430	—	38,364
31-60	—	12,352	—	12,352
61-90	—	5,094	—	5,094
Default	—	—	18,306	18,306
Gross Carrying amount	905,235	23,883	18,306	947,424
Loss allowance	(25,016)	(6,167)	(11,417)	(42,600)
Net Carrying amount	880,219	17,716	6,889	904,824
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				1.93%
Allowance for Financial Instruments as a Percentage of Default				232.71%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				4.50%

	Retail Portfolio
	12/31/2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	1,053,027	151,046	8,641	1,212,714
1-30	21,508	12,429	1,857	35,794
31-60	—	11,131	1,505	12,636
61-90	—	10,613	3,517	14,130
Default	—	—	50,675	50,675
Gross Carrying amount	1,074,535	185,219	66,195	1,325,949
Loss allowance	(42,974)	(32,540)	(55,006)	(130,520)
Net Carrying amount	1,031,561	152,679	11,189	1,195,429
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				3.82%
Allowance for Financial Instruments as a Percentage of Default				257.56%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				9.84%

	Retail Like Portfolio
	12/31/2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	888,235	42,950	3,087	934,272
1-30	10,127	2,382	1,045	13,554
31-60	—	3,067	557	3,624
61-90	—	969	1,003	1,972
Default	—	—	8,002	8,002
Gross Carrying amount	898,362	49,368	13,694	961,424
Loss allowance	(13,889)	(2,659)	(8,591)	(25,139)
Net Carrying amount	884,473	46,709	5,103	936,285
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				0.83%
Allowance for Financial Instruments as a Percentage of Default				314.16%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				2.61%

	Wholesale Portfolio
	12/31/2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
A	2,815,090	15,612	—	2,830,702
B1	—	2,992	—	2,992
Default	—	—	1,268	1,268
Gross Carrying amount	2,815,090	18,604	1,268	2,834,962
Loss allowance	(8,754)	(1,328)	(845)	(10,927)
Net Carrying amount	2,806,336	17,276	423	2,824,035
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				0.04%
Allowance for Financial Instruments as a Percentage of Default				861.75%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				0.39%

	Naranja X
	12/31/2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	945,781	6,215	1,503	953,499
1-30	57,595	2,512	433	60,540
31-60	—	20,811	451	21,262
61-90	—	8,783	355	9,138
Default	—	—	25,786	25,786
Gross Carrying amount	1,003,376	38,321	28,528	1,070,225
Loss allowance	(24,520)	(10,268)	(16,496)	(51,284)
Net Carrying amount	978,856	28,053	12,032	1,018,941
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				2.41%
Allowance for Financial Instruments as a Percentage of Default				198.88%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				4.79%
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
The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	December 31,
	2023	2022	2021
	(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	9,985	12,730	14,504
Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	519	750	728

____________________
(1)Recorded under “Other operating income”.
viii) Loss Experience
The following tables present the changes in the loss allowance between December 31, 2022, and December 31, 2023, and the changes in the loss allowance between December 31, 2021, and December 31, 2022.

	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	90,138	46,795	80,937	217,870
Inflation effect	(74,373)	(42,467)	(85,599)	(202,439)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(2,691)	2,691	—	—
Transfer from Stage 1 to Stage 3	(1,455)	—	1,455	—
Transfer from Stage 2 to Stage 1	2,472	(2,910)	438	—
Transfer from Stage 2 to Stage 3	1,203	(2,620)	1,417	—
Transfer from Stage 3 to Stage 2	—	977	(977)	—
Transfer from Stage 3 to Stage 1	1,278	—	(1,278)	—
New Financial Assets Originated or Purchased	39,121	22,482	78,933	140,536
Changes in PDs/LGDs/EADs	12,216	6,558	11,837	30,611
Foreign exchange and other movements	(3,712)	6,335	11,099	13,722
Other movements with no P&L impact
Write-offs and other movements	(13,746)	(11,898)	(36,355)	(61,999)
Loss allowance as of December 31, 2023	50,451	25,943	61,907	138,301

	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	80,349	78,589	129,797	288,735
Inflation effect	(49,950)	(39,942)	(65,448)	(155,340)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(1,952)	1,952	—	—
Transfer from Stage 1 to Stage 3	(1,492)	—	1,492	—
Transfer from Stage 2 to Stage 1	4,398	(4,398)	—	—
Transfer from Stage 2 to Stage 3	—	(2,527)	2,527	—
Transfer from Stage 3 to Stage 1	—	1,927	(1,927)	—
Transfer from Stage 3 to Stage 2	2,953	—	(2,953)	—
New Financial Assets Originated or Purchased	70,393	41,450	57,205	169,048
Changes in PDs/LGDs/EADs	(222)	3,384	(5,780)	(2,618)
Foreign exchange and other movements	(1,080)	(17,182)	6,368	(11,894)
Other movements with no P&L impact
Write-offs and other movements	(13,259)	(16,458)	(40,344)	(70,061)
Loss allowance as of December 31, 2022	90,138	46,795	80,937	217,870
ix) Deposits

The following table sets out the composition of our deposits as of December 31, 2023 and December 31, 2022.

	As of December 31,
	2023	2022
	(in millions of Pesos)
Deposits in pesos
Checking Accounts	662,301	917,873
Savings Accounts	1,781,911	1,744,932
Time Deposits	975,441	2,454,590
Time Deposits UVA	42,923	116,366
Other Deposits (1)	305,058	126,619
Plus: Accrued Interest, Quotation Differences Adjustment	144,046	139,546
Total Deposits in pesos	3,911,680	5,499,926
Deposits in foreign currency
Savings Accounts	1,592,790	966,321
Time Deposits	185,018	182,176
Other Deposits (1)	17,885	21,544
Plus: Accrued Interest, Quotation Differences Adjustment	407	315
Total Deposits in foreign currency	1,796,100	1,170,356
Total Deposits	5,707,780	6,670,282
(1)Includes other deposits originated by Decree No.616/05, reprogrammed deposits under judicial proceedings and other demand deposits.
As of December 31, 2023, our consolidated deposits decreased 14% as compared to December 31 2022, mainly as a result of a Ps.1,479,149 million decrease in peso denominated time deposits, offset by an increase of a Ps.626,469 million in foreign currency saving accounts. These increases were mainly due to deposits received by Banco Galicia.
The following table shows the amount of uninsured deposits as of December 31, 2023 and December 31, 2022.

	As of December 31,
	2023	2022
	(in millions of Pesos)
Uninsured Deposits	4,339,386	4,897,847
For more information, see Item 5. “Operating and Financial Review and Prospects” – A.“Operating Results”- “Funding”.

The following table provides a breakdown of our consolidated deposits by contractual term and currency of denomination as of December 31, 2023.

	December 31, 2023
	Within 3 Months	After 3 Months but Within 3 Months	After 6 Months but Within 12 Months	1 year	After 1 but Within 5 years	Total
	(in millions of Pesos, except percentages)
Deposits in pesos
Savings Accounts	1,765,629	—	—	1,765,629	—	1,765,629
Checking Accounts	965,211	—	—	965,211	—	965,211
Time Deposits	968,093	3,078	2,094	973,265	2	973,267
Total deposits in pesos	3,698,933	3,078	2,094	3,704,105	2	3,704,107
Deposits in pesos + UVA adjustment
Savings Accounts	18,431	—	—	18,431	—	18,431
Time Deposits	41,703	3,128	281	45,112	4	45,116
Total deposits in pesos + UVA adjustment	60,134	3,128	281	63,543	4	63,547
Deposits in foreign currency
Savings Accounts	1,144,105	—	—	1,144,105	—	1,144,105
Checking Accounts	466,570	—	—	466,570	—	466,570
Time Deposits	153,556	15,217	16,245	185,018	—	185,018
Total deposits in foreign currency	1,764,231	15,217	16,245	1,795,693	—	1,795,693
Total deposits	5,523,298	21,423	18,620	5,563,341	6	5,563,347
Savings Accounts	2,928,165	—	—	2,928,165	—	2,928,165
Checking Accounts	1,431,781	—	—	1,431,781	—	1,431,781
Time Deposits	1,163,352	21,423	18,620	1,203,395	6	1,203,401
____________________
(1)Only principal. Includes the UVA adjustment.
The chart above shows that the highest concentration of maturities for time deposits was in the period of up to 89 days, representing 98.6% of total time deposits. As of December 31, 2023, the average term for the raising of non-adjusted Peso-denominated time deposits was 32 days, for UVA-adjusted deposits the average term was 96 days and for those in foreign currency the term was about 54 days. Foreign currency-denominated deposits, equal to Ps.1,795,693 million, represented 32.3% of total deposits.
x) Regulatory Capital
Grupo Financiero Galicia
Grupo Financiero Galicia and its subsidiaries are regulated by the General Corporations Law. Section 186 of the General Corporations Law establishes the minimum capital amount of a corporation at Ps.100,000.
Grupo Financiero Galicia’s capital adequacy is not regulated by the BCRA, however Grupo Financiero Galicia is required to comply with the minimum capital requirement established by the General Corporations Law. On October 8, 2012, through Decree No.1331/12, such amount was established as Ps.100,000. As of 29 February 2024, by Decree 209/2024, a new amount of Ps.30,000,000 (thirty billion) was established.
Banco Galicia
With respect to regulatory capital, Banco Galicia must comply with the regulations set forth by the BCRA. These regulations are based on the Basel Committee methodology, which provides the minimum capital requirements for financial institutions to cover the different risks inherent to its business activity and assets, such as credit risk (generated both by exposure to the private sector and to the public sector); operational risk (generated by the losses resulting from the non-adjustment or failures of internal processes); and market risk (generated by positions in securities and in foreign currency).
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
•Supplementary Shareholders’ Equity includes 100% of the portfolio allowance in normal situation (up to the limit of 1.25%) and for subordinated notes, with respect to which, as from each of the last five years of each issuance term, the computable amount shall be reduced by 20% of the face value issued.
The following percentages apply in determining minimum capital requirements:
•Loans in Pesos to the Non-financial Public Sector: 0%.
•Property, Plant and Equipment and Miscellaneous Assets: 8%.
•Family Mortgage Loans: 35% over 8%, if the amount does not exceed 75% of the asset value.
•Retail Portfolio: 75% over 8%.
The following table sets forth the capital required pursuant to the BCRA regulations in force for each period indicated below.

	December 31,
	2023	2022
	(in millions of Pesos, except percentages)
Minimum capital required (A)
Allocated to Credit Risk	288,667	109,408
Allocated to Market Risk	52,838	6,642
Allocated to Operational Risk	112,506	36,744
Total minimum capital required (A)	454,011	152,794
Computable Capital (B)
Tier I	1,295,436	442,495
Tier II	80,848	36,139
Total computable capital (B)	1,376,284	478,634
Excess over Required Capital (B)-(A)	922,273	325,840
Risk assets	5,561,837	1,870,089
Ratios (%)
Equity / Total assets	19.07	17.05
Excess / Minimum capital required	203.1	213.3
Total Capital Ratio(1)	24.75	25.59
Tier I Capital Ratio	23.29	23.66
____________________
(1)Total computable capital / risk weighted assets credit, market and operational risks.
As of December 31, 2023, the Bank’s computable capital amounted to Ps.1,376,284 million, which was PS.922,272 million (203%) higher than the Ps.454,011 million minimum capital requirement. As of December 31, 2022, this excess amounted to Ps.325,840 million which was 213% higher than the minimum capital requirement.

As of December 31, 2023, the minimum capital requirement increased by Ps.183,503 million as compared to December 31, 2022, mainly due to the increase in regulatory requirements on risk weighted assets. Computable capital increased by Ps.897,650 million as of December 31, 2023 as compared to December 31, 2022, primarily as consequence of the results generated during the quarter and to an increase of the accounting shareholders’ equity as a result of the inflation adjustment. Banco Galicia's total capital ratio was 24.75%, decreasing 85 bps as of December 31, 2023 as compared to 25.59% as of December 31, 2022.
Naranja X
Except for Naranja Digital, the companies comprising Naranja X are not financial institutions, thus, their capital adequacy is not regulated by the BCRA and they have to comply with the minimum capital requirement established by the Corporations Law, which was Ps.30,000,000.
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
•For vehicle insurance: Ps.217.7 million.
•For motorcycle insurance: Ps.130.1 million.
•Joint operation for vehicles and motorcycles insurance: Ps.260.9 million.
•Civil liability for public transportation vehicles / labor insurance / retirement insurance: Ps.217.7 million.
•Civil and air navigation liability insurance / warranty and credit default insurances /general damage insurance / personal insurances including life insurance (individual and joint policies, which do not require a technical reserve), burial insurance, personal accident insurance, health insurance: Ps.65 million.
•Environmental insurance: Ps.43.5 million.
•Joint operation of vehicles and motorcycles insurance, civil and air navigation liability insurances, warranty and credit default insurance and damage insurance: Ps.325.35 million.
•Burial insurance: Ps.32.5 million.
•Life insurance, individual and collective, which requires a technical reserve: Ps.65.8million.
•Joint operation of personal and life insurance which prevents or not the constitution of mathematical reserves, burial, personal accidents and health Ps.130.1 million.
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
As of December 31, 2023, the computable capital of the companies controlled by Sudamericana exceeded the minimum requirement of Ps.17,901 million by Ps.33,194 million.
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

Banco Galicia and our insurance subsidiaries are subject to Law No.25,246 which was passed on April 13, 2000 (as amended, among others, by Laws No.26,087, 26,119, 26,683, 26,734, 26,831, 26,860, 27,446 and 27.739 collectively, the "Anti-Money Laundering Law"), which provides for an anti-money laundering framework in Argentina, including Laws No.26,268 and 27,304, which amend Law No.25,246 to include activities associated with terrorism and Law No. 27,401, which provides for the criminal liability of corporate entities upon their direct or indirect execution of prohibited activities. Furthermore, the Anti-Money Laundering Law created the Financial Information Unit (Unidad de Información Financiera), which established an administrative criminal system, compliance monitoring and the ability to impose sanctions.

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
On January 6, 2002, the Argentine Congress enacted Law No.25,561 (as amended and supplemented, the “Public Emergency Law” or in Spanish “Ley de Emergencia Pública”), which, together with various decrees and BCRA rules, provided for the principal measures intended to manage the 2001-2002 financial crisis, including the introduction of the so called "Asymmetric Pesification" (Pesificacion Asimetrica) measure, and the elimination of the requirement that the BCRA’s reserves in gold, foreign currency and foreign currency denominated debt be at all times equal to 100% of the monetary base, among others. The Public Emergency Law, which has been extended year after year and was in force until December 31, 2017, granted the Government the power to fix the exchange rate of the peso against foreign currencies and to issue regulations relating to the foreign exchange market. The Argentine Government did not extend the term of the Public Emergency Law following December 31, 2017. However, on December 14, 2016, the Argentine Congress enacted Law No. 27,345, which extended the state of emergency on social matters until December 31, 2019. Additionally, on December 1st,2022, the Argentine Congress enacted Law No. 27,701, which extends the state of national nutrition emergency, first declared by Decree No. 108/2022, until December 31, 2025, whereby the Government must ensure the nutrition of its population with state funds.
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

Finally, by means of Decree of Necessity and Urgency No. 70/2023, the Argentine Executive Branch established the public emergency state in economic, financial, fiscal, administrative, pension, public service charges, health, and social matters until December 31, 2025.
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
In February 2017, the former Ministry of Economy and Public Finance issued Resolution No. 1/2017, which reduced the “Minimum Stay Period” described above to zero days. As of July 1, 2017, with the issuance of Communication

“A” 6244, the foreign exchange rules and regulations described above were reversed. In the same sense, the Government issued Decree 27/2018 by which it modified the denomination of the official foreign exchange market, from “MULC”, or “Mercado Único y Libre de Cambios” to “MLC” or “Mercado Libre de Cambios”.
On September 1, 2019, the Government issued Decree No. 609/19 (as later amended by Decree No. 91/19 on December 28, 2019), setting forth certain controls and restrictions on the acquisition, sale, and transfer of foreign currency, applicable to both individual persons and legal entities in Argentina. This decree also enabled the BCRA to establish, through regulations, the necessary measures to avoid “practices and operations aimed at avoiding, through public titles or other instruments” the restrictions set forth by the decree. In furtherance of such decree, since its date of implementation the BCRA has adopted a series of measures that regulate the MLC, which are all included in the Amended and Restated Text on Foreign Exchange (the “FX Regulatory Framework”). Within the Amended and Restated Text on Foreign Exchange the “MC” or “Mercado Libre de Cambios” is now referred to as “Mercado de Cambios” or “MC” (hereinafter, indistinctly the “MC”, the "MLC", the "FX Market", or the “Mercado de Cambios”).
Inflow of Funds:
Export of goods, provision of services, and sales of non-financial, non-locally produced assets: Funds entering into Argentina from (i) the export of Argentine goods, (ii) the provisions of services to a non-resident by a resident and (iii) payments received in foreign currency from the sale to a non-resident of non-financial, non-locally produced assets are required to be entered through the FX Market, converted into Pesos, and deposited into a local bank account, all within specifically prescribed periods.
Payments received from outstanding loans, payment of amounts earned from term deposits or payments received from the sale of any type of asset that is granted, set up or acquired after May 28, 2020: Furthermore, by means of Communication “A” 7030 (as amended), the BCRA set forth that, in order to grant their clients access to the FX Market, financial entities must first request from such clients an affidavit stating, among others, that such client will agree to transfer into Argentina and convert into local currency through the FX Market within five business days, any funds received abroad arising from payments received from outstanding loans, payments of amounts earned from term deposits held outside of Argentina or payments received from the sale of any type of asset (e.g. shares, securities, goods, etc.) outside of Argentina in case such loans, deposits or assets were granted, set up or acquired after May 28, 2020.
Offshore financial indebtedness: Regarding offshore financial debts, the Argentine borrower receiving the foreign funds must convert such funds into Argentine Pesos in order to be able to access the FX Market in the future for the payment of principal and interest when due.
Outflow of Funds:
The FX Regulatory Framework establishes certain limitations and regulations on the ability to access to the FX Market using the official foreign exchange rate for the import of goods, payment for offshore services, payment of dividends and earnings, repayment of loans, etc. The necessary requirements will depend on each particular transaction. BCRA's prior authorization will be required when the necessary applicable requirements are not met. The ability to access the FX Market for cross-border payments will depend on the terms and conditions established by the BCRA at the time of the execution of each specific transaction. Currently, both general requirements, as well as specific ones that depend on the nature of the transaction, need to be complied with.

As a general rule, in order to grant their clients access to the FX Market to perform cross-border payments, financial institutions must request their clients to provide an affidavit stating compliance with the provisions and requirements of the FX Regulatory Framework. In this context, clients must submit the following affidavits pursuant to the terms of Section 3.16 of the Amended and Restated Text on Foreign Exchange (the “Affidavits”):

(a) Affidavit of Foreign Assets: By means of this affidavit, the corresponding client must state that, on the day it is requesting access to the FX Market (i.e. on the day a given payment is to be executed), all of its foreign currency holdings in Argentina are deposited in accounts held in local financial institutions, and it does not hold any “available liquid foreign assets” (including Argentine certificates of deposit representing foreign shares, known as “CEDEARs”) in an amount in excess of US$100,000. In the event that the client holds available liquid foreign assets in an amount in excess of the threshold referred to above, it will have to file an additional affidavit before the bank (through which the corresponding payment is being executed) stating that such amount in excess is subject to any of the exceptions set forth under Section 3.16.2.1. of the Amended and Restated Text on Foreign Exchange (e.g. that the exceeding funds correspond to collections from exports of goods and/or services or advances, pre-financing or post-financing of exports of goods granted by non-residents, and that the 5 (five) business day term to convert those funds into Argentine Pesos has not elapsed).

(b) Affidavit of Mandatory Repatriation: By means of this affidavit, the corresponding client must undertake to convert any funds received abroad from the collection of any of the following sources into Argentine Pesos through the FX Market within 5 business days from the date on which any such funds become available: (a) loans; (b) term deposits; or (c) sales of any type of assets (e.g. shares, securities, goods, etc.): provided, that the same same were granted, constituted, or acquired after May 28, 2020.

(c) Affidavit on Securities Transaction: By means of this affidavit, the corresponding client must state that, on the day on which it is requesting to access to the FX Market, and during the previous ninety (90) calendar days, (when referring to securities issued under local legislation) or one hundred and eighty (180) calendar days (when referring to securities issued under foreign legislation), it has not performed any of the following (the "Securities Transactions"): (a) sold securities that were settled in a foreign currency; (b) arranged swaps of securities issued by residents for foreign assets, (c) transferred securities to depository institutions abroad; (d) acquired domestic securities issued by non-residents with payment in pesos; (e) acquired CEDEARS; (f) acquired securities representing private debt issued in a foreign jurisdiction; and (g) delivered local funds or other local assets (except funds in foreign currency deposited in local financial institutions) to any individual or legal entity, whether resident or non-resident, related or not, in order to receive, as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad. Furthermore, the client must also undertake not to carry out these operations during the ninety (90) calendar days (when referring to securities issued under Argentinean law) or one hundred eighty (180) calendar days (when referring to securities issued under foreign law) immediately thereafter.

In addition to the above, pursuant to Section 3.16.3.3 of the Amended and Restated Text on Foreign Exchange, as part of the Affidavits, the client must include a list of persons who exercise "direct control" over it and entities that are part of the same economic group, in accordance with Sections 1.2.1.1 and 1.2.2.1 of the “Large Exposures to Credit Risk” standards of the BCRA rules, and state that, on such day and during the one hundred eighty (180) calendar days prior to such day, it has not delivered funds in local currency or other liquid local assets to said controlling entities (except for funds in foreign currency deposited in Argentine financial institutions), except for those funds directly related to usual and customary transactions between Argentine residents for the acquisition of goods and/or services (the "Local Deliveries"). This requirement shall be deemed satisfied if: (a) the client submits an affidavit stating that it has not delivered local assets to any third party (except for funds directly related to usual and customary transactions between Argentine residents for the acquisition of goods and services); (b) all the direct controlling entities and entities forming part of the same economic group submit an affidavit stating that (i) they have not performed Securities Transactions, or (ii) an affidavit stating that they have not executed Local Deliveries, within the relevant timeframes; or (c) the direct controlling entities (and entities forming part of the same economic group) who have received Local Deliveries of the client within the relevant timeframe, submit an affidavit stating that they have not performed Securities Transactions and Local Deliveries, within the relevant timeframes.
Additionally, through Communication “A” 7200, the BCRA created the “Registry on foreign exchange information of exporters and importers of goods”, in which certain import and export companies that are specifically included in the list published under Communication “C” 89476 must be registered as a condition to access the FX Market for the outflow of funds (as of May 1, 2021 onwards).

Import of Goods. The FX Regulatory Framework establishes the possibility for Argentine residents to access the FX Market in order to pay amounts that they owe for the import of goods with customs entry registration on or after December 13, 2023, upon compliance with certain requirements. In summary: (i) all imports of goods for consumption (not temporary or other imports) must have an approved “Import Statistical System” (Sistema Estadístico de Importaciones - SEDI) declaration, whereby they provide information regarding import operations; (ii) financial institutions must register and validate each payment in a separate system managed by the BCRA called “Imports Payments Registration” (Registro de Pagos de Importaciones - REPI), which will review compliance by the local payer of the FX Regulatory Framework; (iii) the applicable payment obligation must be reported to the BCRA through the “Foreign assets and liability informative regime” (Relevamiento de Activos y Pasivos Externos) set forth pursuant to Communication “A” 6401; (iv) the payment must be made after maturity of the commercial payment term (i.e., the invoice maturity date); and (v) compliance with all other general applicable requirements and with the the affidavits set forth in the BCRA’s regulations.

If the above-mentioned conditions are complied with, Argentine financial entities may grant Argentine residents with access to the FX Market for the outflow of funds (i.e., the purchase of foreign currency), in order to make deferred payments of import of goods according to the following schedule:

•No minimum term for the payment of certain goods that are part of either the petroleum, gas and coal industry, or the electrical energy.
•30 days for the payment of certain pharmaceutical products (or inputs used it their local production) or other goods related to health, for the payment of certain fertilizers or phytosanitary products (or their inputs) and for the payment of basic food basket goods;
•180 days for the payment of finished motor vehicles and certain goods related to the automobile industry.
•25% every 30 days for other goods (i.e., those not included in the above categories). This access scheme is granted as follows: (i) 25% after 30 calendar days; (ii) an additional 25% after 60 calendar days; (iii) an additional 25% after 90 calendar days; and (iv) the remaining 25% after 120 calendar days.
•Freight and insurance can be paid as soon as the importer has the first access to the FX Market according to the goods covered.

All terms must be counted as of the date of customs entry registration. Payments of imports of goods without customs entry registration or before the above-mentioned terms are permitted if the operation falls within a number of exceptional cases stipulated in the regulations.

Offshore Services. Financial entities may grant their clients access to the FX Market for the payment of offshore services provided or accrued as of December 13, 2023, to the extent that certain requirements are met. In summary, such requirements consist of the following: (i) the transaction must be reported, if applicable, in the last presentation of the “Foreign assets and liability informative regime" established under Communication “A” 6401; (ii) the payment must be made after maturity of the commercial term; and (iii) all other applicable general requirements and affidavits described above must be complied with.

If the above-mentioned conditions are complied with, Argentine financial entities may grant Argentine residents with access to the FX Market in order to make the payments of such services according to a time schedule. The terms applicable for the payment of services abroad will depend on the concept code assigned to the service provided:

•No minimum term will apply for the payment of services that are related to passenger transportation, travel, audiovisual services, government services, certain health services, and for withdrawals and/or consumption by residents holding resident cards to pay non-resident suppliers; or applicable to customers holding non-resident cards to pay Argentine suppliers.
•A term of 90 days applies for payment of services related to certain personal, cultural and recreational services (e.g., the foreign currency needed to pay the celebrities who travel to Argentina to perform live shows).
•The general term of 30 days will apply for payment of services that do not fall under the preceding paragraphs.
•A term of 180 days will apply for payment of services rendered by and between related parties.

All terms must be calculated from the date of service provision or accrual. Any payments made before the above-mentioned terms are permitted if the operation falls within a number of exceptional cases stipulated in the regulations.

Commercial Debt Stock prior to December 13, 2023. The access to the FX Market for the payment of imports of goods with customs entry registration or services rendered by non-residents prior to December 13, 2023 is subject to the prior approval of the BCRA, with very few exceptions. In practical terms, the BCRA does not grant concrete possibilities to transfer funds from Argentina for these purposes. The main alternative to make such payments is with the funds obtained from both capital and interest accumulated through the subscription of public bonds referred to as "Bonos para la Reconstrucción de una Argentina Libre" (BOPREAL).
Dividends and Earnings. No authorization from the BCRA is required to carry out foreign exchange transactions to pay dividends and earnings to “non-residents”, provided that the following requirements are met: (i) the dividends and earnings arise from closed and audited financial statements, (ii) the payment is made in accordance with the relevant corporate documents, (iii) the total amount of transfers for this reason made as of January 17, 2020 and onward, does not exceed 30% of the value of new contributions of foreign direct investment in Argentine companies, entered and settled through the MC as of the mentioned date, (iv) access to the FX Market for the payment of dividends cannot occur sooner than 30 calendar days following the settlement of the last contribution (v) the payer submits sufficient documentation that evidences the final capitalization of the contributions, and (vi) the payment obligation is reported to the BCRA through the “Foreign assets and liability informative regime”.
Offshore Financial Indebtedness. Regarding offshore financial indebtedness, financial entities may only grant access to the FX Market when, in summary: (i) the funds disbursed as of September 1, 2019 entered Argentina through the

FX Market, were converted into Argentine Pesos, and deposited into local bank accounts; (ii) the transaction is reported to the BCRA through the “Foreign assets and liability informative regime” established under Communication “A” 6401, (iii) the payment is not made to an affiliated offshore company (subject to certain exceptions); (iv) the payment is performed at maturity (i.e. no more than 3 days in advance of the scheduled due date, subject to certain exceptions); and (v) all other applicable general requirements and affidavits are complied with.
Regarding offshore financial indebtedness where the offshore creditor is a related or affiliated entity, prior approval from the BCRA is required to pay any capital and interest on such offshore financial indebtedness. This requirement (i.e. BCRA’s prior approval) is not applicable (and the financing can be repaid on the maturity date, assuming no further relevant regulatory changes) when: (i) the funds disbursed under an intercompany loan entered Argentina and converted into Pesos through the FX Market following October 2, 2020, (ii) the debt has an average life of at least 2 years, and (iii) all other requirements set forth by applicable regulations are complied with.
Collateral trusts. Collateral trusts established by Argentine resident entities with the purpose of guaranteeing principal and interest payments for their obligations have access to the FX Market in order to make such payments, as long as it is verified that the debtor would have also had access to make such payments on its own behalf because of its compliance with the applicable regulations, and that the payment abroad by the collateral trust is the only available option set forth in the transaction documents. Collateral trusts are able to access to the FX Market to either transfer or purchase foreign currency to comply with guarantee deposits of this type of indebtedness, as long as certain requirements are met. However, this possibility is provided up to the equivalent payable amount in the relevant contract or the “value to be paid at the next maturity date of services”.
Investment Instruments. The BCRA‘s prior authorization is required to access the FX Market for the making of foreign investments, including the purchase of foreign currency for portfolio investments (“atesoramiento”) and the purchase of securities, (i) by legal entities, and non-Argentine residents (with certain exceptions -such as multilateral agencies, embassies, etc.-), for any amount; (ii) by individual residents, when the monthly sum of US$200 is exceeded, subject to compliance with certain requirements and affidavit filings; and (iii) for non- resident individual persons (for example, tourists), when the monthly sum of US$100 is exceeded, subject to compliance with certain requirements.
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
i) General
Since 1977, banking activities in Argentina have been regulated by the Argentine Financial Institutions Law No. 21,526 (the “FIL”), which places the supervision and control of the Argentine banking system in the hands of the autonomous BCRA, the principal monetary and financial authority in Argentina that operates independently from the Argentine government. The BCRA enforces the FIL and grants authorization to banks to operate in Argentina. The FIL confers numerous powers to the BCRA, including the ability to grant and revoke bank licenses, authorize the establishment of branches of Argentine banks outside of Argentina, approve bank mergers, capital increases and certain transfers of stock, set minimum capital, liquidity and solvency requirements and lending limits, grant certain credit facilities to financial entities in cases of temporary liquidity problems and to promulgate other regulations and to enforce the FIL. The BCRA has vested the Superintendency with most of the BCRA’s supervisory powers. Such entity is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial entities and establishing rules for participation of financial entities in the FX Market and the issuance of bonds and other securities, among other functions. In this section, unless otherwise stated, references to the BCRA should be understood to be references to the BCRA acting through the Superintendency. FIL grants the BCRA broad access to the accounting systems, books, correspondence, and other documents belonging to banking institutions. The BCRA regulates the supply of credit and monitors the liquidity, and generally supervises the operation, of the Argentine banking system.
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

In the case of Banco Galicia, a new audit has begun in March 2024.
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
In addition to the foregoing, BCRA regulations regarding profit distributions provide that profits can be distributed so long as a company’s results of operations are positive after deducting required legal reserves, the difference between the carrying amount and the fair market value of public sector assets and/or debt instruments issued by the BCRA not valued at fair market price, and the amounts capitalized for legal proceedings related to deposits and any unrecorded adjustments required by external auditors or the BCRA. Furthermore, companies must also comply with capital adequacy rules, which set forth minimum capital requirements and required regulatory capital.
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
The BCRA modifies the applicable minimum cash requirement from time to time depending on monetary policy considerations. The BCRA can modify the applicable minimum cash requirement from time to time based on monetary policy considerations, but has not done so recently (i.e., in the past 2 years).
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

According to the “Minimum Cash” rule of the BCRA (as modified and complemented), the percentages of minimum cash requirements for financial institutions that belong to Group "A", are as follows:
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
•Fixed term deposits adjusted by UVA/UVI (by remaining maturity):
•(i) up to 29 days, 7%; (ii) from 30 to 59 days, 5%; (iii) from 60 to 89 days, 3%; (iv) 90 days or more, 0%.
As of December 31, 2023, Banco Galicia was in compliance with its legal reserve requirements and continued to be in compliance as of the date of this annual report.
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
For the purposes of the BCRA’s regulations, consumer loans are defined as mortgage loans, pledge loans, credit card loans and other types of loans in installments granted to individuals. All other loans are considered commercial loans. In addition, in accordance with an option set forth in these regulations, Banco Galicia prospectively applies the consumer portfolio classification criteria to commercial loans of up to Ps.426,300,000. This classification is based on the level of fulfillment and the situation thereof.
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
The review must be carried out in respect of each borrower with debt pending payment equal to the lesser of the following amounts: Ps.426 million or 1% of the bank’s computable capital (the “RPC”). The frequency of the review of each borrower depends on the bank’s exposure to that borrower. The BCRA requires that the larger the exposure is, the more frequent the review should be. This review must be conducted every calendar quarter when credit exposure to that borrower is equal to or in excess of 5% of the bank’s RPC, or every six months when exposure equals or exceeds the lesser of the following amounts: Ps.426 million or 1% of the bank’s RPC. In all cases, at least 50% of Banco Galicia’s commercial portfolio must be reviewed once every six months; and all other borrowers in Banco Galicia’s commercial portfolio must be reviewed during the fiscal year, so that the entire commercial portfolio is reviewed every fiscal year.
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

B. Low Risk
Occasional late payments, with a payment in arrears of more than 32 days and up to 90 days. A customer classified as “Low Risk” having been refinanced may be recategorized to “Normal”, as long as they amortize one principal installment (whether monthly or bimonthly) or repays 5% of principal.

C. Medium Risk
Some inability to make payments, with arrears of more than 91 days and up to 180 days. A customer classified as “Medium Risk” having been refinanced may be recategorized to “Low Risk” within this category, as long as they amortize two principal installments (whether monthly or bimonthly) or repays 5% of principal.

D. High Risk
Judicial proceedings demanding payment have been initiated or arrears of more than 180 days and up to one year. A customer classified as “High Risk” having been refinanced may be recategorized to “Medium Risk” within this category, as long as they amortize three principal installments (whether monthly or bimonthly) or repays 10% of principal.

E. Uncollectible
Loans to insolvent or bankrupt borrowers, or subject to judicial proceedings, with little or no possibility of collection, or with arrears in excess of one year. A customer classified as “Uncollectible” having been refinanced in this category, may be recategorized to “High Risk”, as long as they amortize three principal installments (whether monthly or bimonthly) or repays 15% of the principal.
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

In addition, when the contributions to the FGD reach the greater of Ps.2 billion or 5.0% of total deposits, the BCRA may suspend or reduce the monthly contributions and reinstate the same when contributions fall below such required level.
The deposit insurance system covers all Peso and foreign currency deposits held in demand deposit accounts, savings accounts, and time deposits for an amount up to Ps.25,000,000 per person, account, and deposit. Certain deposits are not covered by the guarantee of the deposit insurance system, such as deposits received at rates higher than the reference rate in accordance with the limits established by the BCRA, deposits acquired by endorsement, and those made by persons related to the financial institution (as defined by BCRA regulations).
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
xiv) Deposit and Loans in Housing Units
In order to facilitate access to mortgage loans, through Communication “A” 5945, dated as of April 8, 2016, and complementary regulations, the BCRA established a new type of loan denominated in Acquisition Value Units (Unidades de Valor Adquisitivo or “UVAs”). The value of such units will be updated using the Reference Stabilization Coefficient. The initial value of the UVA was Ps.14.05, and as of April 11, 2024, it was Ps.831,37.
xv) Financing Loans for Economic Development

The BCRA enacted several communications, by means of which it implemented several policies to promote economic development and productivity in Argentina. Among others, the required minimum cash to be held by financial institutions (as above-explained) is reduced in certain cases, among others, the following:
(i) by taking into account the share of financing to small and medium companies in pesos as a percentage of total financing to the non-financial private sector - in the same amount - in the same period, according to certain percentages established by the BCRA.
(ii) by 40% of the amount of financing in pesos that the entity granted since February 1, 2022 under the "Ahora 12" Program, both directly and indirectly (through non-financial companies issuing credit cards at a rate interest rate of up to 17%); by 30% of the amount of financing in pesos that the entity granted under the "Cuota Simple" Program on or before March 21, 2024; and by 15% of the amount of financing in pesos that the entity granted under the "Cuota Simple" Program after March 22, 2024. These deductions may not exceed 8% of the concepts in pesos subject to requirement, on average, of the month prior to the calculation.
(iii) The requirement is reduced based on cash withdrawals made through the entity's ATMs, giving greater consideration to withdrawals made at ATMs located in locations with less economic activity.
(iv) in an amount equivalent to 40% of the sum of outstanding financing granted in local currency to small and medium companies (PyME), provided such financing is granted according to the provisions set forth in Sections 4.1 and 5.1.1 of the "Financing Line for the Productive Investment of MSME's" BCRA's rules.
The required minimum cash to be held by financial institutions might also be reduced in other specific cases established by the BCRA (such as in the case of certain financings in pesos granted as of April 1, 2021, to individuals and MSMEs that have not been reported by financial institutions in the BCRA's "Central of debtors of the financial system" (CENDEU) as of December 2020).

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
B.7 Credit Cards Regulation
The Credit Cards Law establishes the general framework for credit card activities. Among other regulations. This law was amended by Decree No. 70/2023, dated December 21, 2023, pursuant to which:
a.The credit card system was defined as a set of individual contracts, removing the adjectives “complex and systematized.”
b.The definition of "issuer" was modified, establishing that any entity can be an issuer as long as it is provided for in its corporate purpose.
c.The identification instrument (i.e. credit card) can be physical or virtual.
d.The prohibition of setting fees or differentiated charges between businesses of the same category or concerning similar products or services was removed.
e.The cap on fees charged to businesses for credit and debit card transactions was also removed, as well as the crediting period for the latter.
f.Issuers shall disclose to the public the financing rate applied to the credit card system.
g.The limit that existed for punitive interest was removed, stating that they cannot be capitalized interests.
h.The issuer must prepare and send monthly statements, preferably electronically. The obligation to have a copy of the statement available at the issuing branch of the card was removed.
i.The need to obtain prior approval of the contract from the regulatory authority was removed.
j.Various provisions of the Credit Card Law No 25,065 were eliminated, such as those related to user identification on the credit card; the content and wording of the contract; the perfection of the contractual relationship; the request for card issuance; nullities related to imposing a fixed amount for late payment of the statement and additions not authorized by the regulatory authority; the BCRA’s power to impose sanctions on issuers who do not report rates or violate the level of rates to be applied; the issuer’s obligation to provide businesses with identification materials, the regime on losses and thefts, and card cancellations; the obligation to provide electronic terminals for businesses; the prohibition of reporting to databases and personal backgrounds when obligations have not been canceled, and the obligation on issuers to monthly report their offers to the Federal Secretariat of Commerce, and the consequent power of the BCRA to impose sanctions in case of non-compliance with this obligation.

The BCRA has issued regulations to enforce public disclosure of companies’ pricing (fees and interest rates) to ensure consumer awareness of such pricing. All applicable regulations are included in the rules of “Interest Rate” of the BCRA.

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

Law No.26,734 enacted on December 22, 2011, incorporated terrorism financing and the financing of terrorism as an aggravating circumstance to all criminal conduct in the Argentine Criminal Code. With the enactment of this law, new sections were introduced to the National Criminal Code that sanction any individual who directly or indirectly collects or provides goods or money with the intention of being used, or knowing that they will be used, in whole or in part (i) to finance a crime with the purpose established in Section 41.5; (ii) for an organization who commits or attempts to commit crimes with the purpose established in Section 41.5; and (iii) for a person who commits or attempts to commit or participates in any way in committing crimes with the purpose established in Section 41.5.

The legislation also punishes terrorism as an aggravating factor in other punishable crimes when any such offense was committed in order to terrorize the population.

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

The Bank has appointed a Director as Compliance Officer, in accordance with Resolution 14/2023 of the UIF, who is responsible for ensuring the observance and implementation of procedures and obligations in the matter. The Compliance Officer contributes to the prevention and mitigation of the risks of criminal transactions and is involved in the establishment of internal policies and measures to monitor and prevent the same.

C. Organizational Structure
The following table illustrates our organizational structure as of December 31, 2023. Percentages indicate the ownership interests held by each entity.

D. Property, Plants and Equipment

The following are our main property assets, as of December 31, 2023:

Property	Address	Square meters (approx)	Main uses
Grupo Financiero Galicia
Rented	Tte. Gral. Juan D. Perón 430, 25th floor, Buenos Aires, Argentina	568	Administrative activities
Banco Galicia
Owned	Tte. Gral. Juan D. Perón 407, Buenos Aires, Argentina	18,199	Administrative activities
	Tte. Gral. Juan D. Perón 430, Buenos Aires, Argentina	35,301	Administrative activities
	Corrientes 6287, Buenos Aires, Argentina	12,068	Administrative activities
Naranja X
Owned	Sucre 152, 154 and 541, Córdoba, Argentina	6,300	Administrative activities
	La Tablada 451, Humberto Primo 450 y 454, Córdoba, Argentina	14,080	Administrative activities
	Jujuy 542, Córdoba, Argentina	853	Administrative activities
	Ruta Nacional 36, km. 8, Córdoba, Argentina	7,715	Storage
	Río Grande, Tierra del Fuego, Argentina	309	Administrative and commercial activities
	San Jerónimo 2348 and 2350, Santa Fe, Argentina	1,475	Administrative and commercial activities
Rented	Sucre 145/151, Córdoba, Argentina	3,564	Administrative activities
	Av. Corrientes 6287, 6th and 7th floor, CABA, Argentina	2,369	Administrative activities
	Tte. Gral. Juan D. Perón 430, 19th floor, Buenos Aires, Argentina	94	Administrative activities
Galicia Asset Management
Rented	Tte. Gral. Juan D. Perón 430, 22nd floor, Buenos Aires, Argentina	208	Administrative activities
Galicia Warrants
Owned	Tte. Gral. Juan D. Perón 456, 6th floor, Buenos Aires, Argentina	118	Administrative activities
Galicia Seguros
Rented	Tte. Gral Juan D Perón 430, 7th floor, Buenos Aires, Argentina	804	Administrative activities
Rented	Tte. Gral Juan D Perón 430, 5, 6 and 8th floor, Buenos Aires, Argentina	2,414	Administrative activities
Owned	San Martin 910, CABA, Buenos Aires	176	Storage
Owned	San Ireneo 141, CABA, Buenos Aires	392	Storage
Galicia Securities
Rented	Tte. Gral. Juan D. Perón 415, 2nd floor, Buenos Aires, Argentina	24	Administrative activities
Inviu
Rented	Corrientes 6295, Torre Leiva, 7th floor, Buenos Aires, Argentina	926	Administrative activities
Nera
Rented	Corrientes 6295, Torre Leiva, 1st floor, Buenos Aires, Argentina	647	Administrative activities

As of December 31, 2023, our distribution network consisted of:
•Banco Galicia: 299 branches, located throughout Argentina’s 23 provinces, 152 of which were owned and 147 of which were leased by Banco Galicia.
•Naranja X: 142 branches, located in all the country, 1 of which was owned and 141 of which were leased by Naranja X.
•Sudamericana: 13 branches, located throughout Argentina's 8 provinces, 2 of which were owned and 11 of which were rented.
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
Considering all the above, fiscal year 2024 is expected to be a challenging year, but we are confident that we will be able to sustain adequate levels of liquidity, solvency and profitability, with a healthy asset quality.
A.2 The Argentine Economy
International markets are currently focusing on the consequences of the contractionary monetary policies adopted by major central banks around the world, as has been the focus since 2023. The rise in interest rates managed to push inflation back from its peak levels reached in 2022, and the concern now lies on when will inflation rates return to the monetary authorities' targets and the effect this could have on global growth. Added to this scenario is the geopolitical conflict that continues to escalate in the Middle East, which could put pressure on oil prices.

Within this context, the Federal Reserve kept its reference rate unchanged in the last meetings, remaining in the range of 5.25% - 5.5% since July 2023 (highest level since 2007). The European Central Bank marked the same path by leaving its reference rate at 4.5% since October 2023.

These measures succeeded in continuing the disinflationary trend that began in 2022, notwithstanding recent fluctuations observed in the preceding months. Specifically, the latest year-on-year figure for the United States was 3.5%, down from 5% a month earlier. On the other hand, the Eurozone showed a greater drop with the latest figure standing at 2.4% from the 6.9% it had recorded in March 2023. It is worth noting the importance of the fall in oil prices on the disinflationary dynamics during 2023. Crude oil had a lower global energy demand, especially during the last quarter of that year, which led its price to fall by 15.2% during this period. However, with the Middle East conflict on the rise, crude oil prices rebounded again, advancing by almost 20.1% in the first three months of 2024.

In this scenario, it becomes evident that while inflation metrics may approximate central banks' objectives, significant progress remains necessary, particularly within the services sector. In the United States, real wages were positive during the months prior to this form as a result of a labor market that remains solid. This favored consumption and led the country's growth to end up exceeding estimates, with the latest annualized GDP figure reaching 3.4%.

As a consequence of the latter, investors began to expect central banks to cut interest rates earlier than expected, which in turn, increased optimism and favored the markets, continuing the rally of the last half of 2023 during the first months of 2024. Specifically, the S&P and Nasdaq indices are up 8.3% and 7% year-to-date, respectively, both reaching new records and thus surpassing the previous highs recorded in November 2021. In the Eurozone, the Stoxx 600 advanced 5.6%, while China's Shanghai Composite, on the other hand, recorded a more moderate rise of 0.5%. Regarding fixed income, US Treasury bond yields showed greater aversion, advancing by almost 66 bps so far this year. Among other relevant variables, the DXY dollar index advanced 3.8% to 105.1%.

By the end of the first quarter of 2024, expectations of interest rate cuts were changing. While at the beginning of the year the first cut was projected to occur during the Federal Reserve Board March meeting, the outlook shifted and he first rates cut is now expected to occur in September 2024.

The main focus of this new year will be on the effects that high interest rates may have on market activities, given that regions such as China or Europe are already showing contractions in the services and industry segments. Given this scenario, investors expect central banks to ease their monetary policies during 2024. Despite this view, this rate adjustment will depend not only on factors endogenous to the economy, such as financial conditions and inflation, but also on exogenous factors, such as escalations in geopolitical conflicts.

At a local level, the economy began to show a decline in activity, after the recovery process observed during 2021-2022 as a consequence of the end of the pandemic. After growing 5.0% in 2022, the economy contracted around 1.6% in 2023. In particular, the drought that affected the 2022/23 season had a negative impact on the production of the agricultural sector. Conversely, there was a fall in the manufacturing industry but an increase in mining, oil and gas which expanded during 2023.

The unemployment rate decreased during the fourth quarter of 2023 (latest data available), reaching 5.7% of the economically active population. This figure compares with an unemployment rate of 6.3% in the same quarter of 2022 and with an unemployment rate of 7.0% for the same quarter of 2021. The activity and employment rates were at 48.6% and 45.8%, respectively. Urban poverty amounted to 41.7% of the population during the second half of 2023, and indigence reached 11.9%. Compared to the values for the same period in 2022, poverty and indigence increased from 39.2% and 8.1%, respectively. The monetary base ended 2023 with a balance of Ps.9,607,992 million, a year-over-year increase of 84.6%. The increase of the monetary base was mainly explained by the interest paid on the overnight repos and Liquidity Notes (LELIQ), and other factors such as the intervention of the BCRA in the secondary sovereign debt market in pesos and the net purchase of foreign currency to the private sector.

For instance, the monetary authority issued Ps.1,298,000 million in temporary advances during 2023, while the profit transfers amounted to Ps.400,000 million. Additionally, the BCRA issued Ps.16,327,458 million in interest corresponding to interest-bearing liabilities. These factors were combined with the expansion of pesos resulting from the purchase of foreign currency from the private sector (Ps.2,446,311 million), while the sales of dollars corresponding to the public sector generated a contraction of the monetary base (Ps.1,984,942 million).

However, the monetary base expansion was partially neutralized via the placement of overnight repos (Ps.22,119,002 million), while LELIQs generated an expansion of Ps.6,134,847 million. It is worth noting that during the last weeks of 2023, LELIQs stopped being used as an instrument for neutralizing peso issuance. The liquidity of the financial system that had been placed in LELIQ during the year was channeled through overnight repos with the BCRA, following changes by the monetary entity in the interest rate and in its monetary policy instrument. Finally, the other factor not included above also involved an issuance of pesos for Ps.5,161,275 million.

So far in 2024, the monetary base has expanded by Ps.1,996,685 million (data as of April, 3), driven by the accrual of interest on interest-bearing liabilities (Ps.7,262,226 million), the net purchase of foreign currency (Ps.5,685,824 million), the elimination of LELIQ ($1,486,737 million) and the Other factor ($498,901 million). The latter includes the absorption of pesos through the placement of BOPREAL (as defined below), the expansion through the purchase of BCRA securities in the secondary market and the execution of put options by financial institutions. On the other hand, Ps.8,217,380 million were absorbed via repos and Ps.4,720,624 million through Treasury operations, including the sale of government-issued securities, which the Treasury has been repurchasing from the BCRA.

In the meantime, the M2 measure of money supply (comprised by the currency held by the public and private sector's checking and savings accounts) registered an expansion of 169.9% at the end of December compared to the end of 2022. At March 2024, the increase in private M2 was 157.8% year-over-year.

Regarding domestic interest rates, the 28-day LELIQ rate was increased to 133% annually, with an increase of 58 percentage points (p.p.) during 2023. However, with the new administration, on December 18, 2023 the BCRA established that overnight repos would be the new monetary policy instrument, and at the same time it was announced that no more LELIQ would be put out to tender.

Additionally, the BCRA reduced the reference interest rate from 133% to 100%. The year closed with an increase of 25 p.p. with respect to the end of 2022, when the rate was 75%. As of 11 April 2024, it currently stands at 70%. The BADLAR rate of private banks went from around 69.4% at the end of 2022 to 109.75% in December 2023. In addition, the BADLAR ended March 2024 at 70.88%.

The inflation rate closed 2023 at 211.4%, an increase of 116.6 p.p. regarding inflation in 2022 (+94.8%). Inflation showed a growing dynamic throughout 2023. The year had begun with average monthly rates of 6.8%, while fourth quarter inflation was 8.3% in October, 12.8% in November and 25.5% in December. The acceleration in December was partially driven by the rise in the exchange rate and the price correction of some of the goods and services that were accumulating delays. The first measurement of the year showed a variation of 20.6%, so the year-on-year rate amount rose to 254.2% in January, and slowed down in February to 13.2%, while the year-on-year rate climbed to 276.2%.

The exchange rate showed a daily variation or crawling peg for most of the last year. However, it verified discrete jumps on two occasions. The first took place on August 14th, 2023, the day on which the peso increased to Ps./US$ 350 from Ps./US$ 286.2, value it had closed the previous week. The second jump occurred on December 13th, 2023, when the exchange rate went from Ps./US$ 366.5 to Ps./US$ 800.0, implying an increase of 118.3%. In the following weeks, the exchange rate maintained a daily variation rate equivalent to 2.0% monthly. The exchange rate closed 2023 at Ps./US$ 808.5, an increase of 356.4% compared to the end of 2022. The crawling speed remained at the level of 2.0% per month during the first quarter of 2024 and remains at the same rate at the time of writing this report.

At the fiscal level, during 2023 tax resources grew 113.2% compared to the 78.8% year-on-year expansion in 2022. Primary spending expanded 123.0% in 2023, above the 70.5% of the previous year. However, the evolution of both variables was below the average inflation for the year (+133.5%), observing real falls of 7.0% and 4.9%. Thus, the national public sector registered a primary deficit of Ps.5,483,305 million, equivalent to -2.9% of GDP, which implies a deterioration compared to the primary result of 2022, which was -2.4%.

The financial deficit in 2023 amounted Ps.8,737,137 million (-4.6% of GDP), with interests that totaled Ps.3,253,832 million. This result implied a significant increase compared to 2022, representing 3.3% of GDP.

Additionally, the fiscal result for January and February 2024 was published, which presented an accumulated primary surplus of Ps.3,243,270 million and a financial surplus of Ps.856,520 million. Primary spending fell 38.0% year-over-year in real terms, while income dropped 2.5%.

In connection with regulatory matters, in December 2023 the new administration of President Milei eliminated the Import System of the Argentine Republic (SIRA), replacing it with a statistical and information system that does not require prior approval of licenses. In turn, the importers' debt was recorded in the commercial debt register, totaling US$42,600 million according to official sources. The BCRA launched a dollar title whose objective is to provide predictability regarding payments associated with the stock of commercial debt of importers accumulated until December 12, 2023 called Bond for the Reconstruction of a Free Argentina (BOPREAL).

In relation to the external sector, in 2023 the country's current account of the exchange balance published by the BCRA (cash basis) recorded a deficit of US$3,581 million, less than the surplus of US$4,779 million registered in 2022. In connection to GDP, the current account deficit was around -0.6%, showing a deterioration of 1.4 p.p. compared to the result of 0.8% in 2022.

The deterioration of the country's current account in 2023 was due to a lower trade balance of goods (US$ 12,486 million in 2023 versus US$ 21,817 million in 2022) and an increase in the net interest payment (US$ 9,534 million in 2023 ), which offset the reduction in net expenses for services (US$6,195 million in 2023 versus US$10,106 million in 2022). Additionally, the trade balance showed a 31.9% drop in export collections, which totaled US$61,663 million. Import payments fell 28.4%, totaling US$49,178 million in 2023. On the other hand, expenses for services fell by 22.7%, accumulating US$13,737 million.

Simultaneously, the capital and financial account of the exchange balance recorded a net outflow of foreign currency of US$18,092 million in 2023, a figure that is compared to a net income of US$2,138 million in 2022. By the end of 2023, the BCRA's International Reserves amounted to US$23,073 million, US$21,525 million lower than a year earlier.

On Wednesday, January 10, the International Monetary Fund announced that its technical team had completed the seventh review of the Extended Fund Facility Agreement. On January 31, the IMF's Directors Board approved this review, after which a disbursement of approximately US$ 4,700 million (SDR 3,500 million) was made. Part of that disbursement was used to cover the capital payment of approximately US$ 1,900 million to the IMF.

With the publication of the seventh review, the non-compliance with the goals of primary fiscal deficit, monetary financing to the Treasury, accumulation of Net International Reserves (NIR) and domestic arrears for 2023 was confirmed. Additionally, a NIR accumulation goal was set for 2024 at US$ 10,000 million, while another one was established for the primary fiscal surplus at 2% of GDP. Accordingly, the monetary financing criterion was modified and set at Ps.0 for the year.

A.3 The Argentine Financial System
According to the latest information published by the BCRA, the aggregate amount of loans made by the financial system to the private sector totaled Ps.18,718,816 million in December 2023, which represented an increase of 148.7% as compared to the same month in 2022. Since 2018, the year-on-year growth of private loans has been systematically lower than inflation.

Consumer loans, consisting of loans granted through credit cards and personal loans, increased 127.8% as compared to December 31, 2022, totaling Ps.8,116,780 million as of December 31, 2023. On the other hand, commercial loans, consisting of checking account overdrafts and drafts/bills (single and purchased/discounted loans) finally totaled Ps.6,273,313 million, registering an increase of 151.1% year-on-year.

The total deposits in the financial system amounted to Ps.60,731,072 million as of the end of December 2023, which represented an increase of 168.7% as compared to December 31, 2022. Deposits from the non-financial private sector increased 171.1% annually, amounting to Ps.51,287,684 million, while public sector deposits totaled Ps.9,443,388 million, increasing by 156.2% year-on-year. Within private sector deposits, transaction deposits ended at Ps.24,640,932 million, increasing 213.7% year-on-year, and time deposits ended at Ps.13,475,024 million, increasing 69.1% year-on-year.
In December 2023, the average interest rate for 30-35-day term deposits in Argentine pesos from private banks (over Ps.1 million) was 122.0%, a 5,197 bps increase when compared to December 2022. Regarding active rates, the one corresponding to current account overdrafts was 112.1% (+3.879, bps year-on-year).

With data as of December 2023, financial institutions increased their liquidity levels (in relation to total deposits) compared to the same month of the previous year, a ratio that amounted to 70.6%, +5,0. p.p. (considering repurchase transactions and instruments of the BCRA).
In terms of solvency, the equity of the financial system showed an interannual increase of Ps.16,568,904 million, finally totaling Ps.22,390,109 million, which implies an 285% increase. The profitability of the system accumulating 12 months as of December 2023 (Comprehensive Income adjusted by inflation) was equivalent to 5.4% of assets, while the return on Shareholders’ Equity was 27.6%.
The nonperforming portfolio of loans to the non-financial private sector amounted to 3.65% in December 2023, higher than the 3.14% of the previous year.
As for the composition of the financial system, as of December 31, 2023, there were 77 financial institutions: 63 banks, of which 50 were private (35 of domestic capital and 15 foreigners) and 13 were public, and 14 non-banking financial institutions.
With data as of September 2023, the latest information available, the financial system employed 97,908 people, which represented a 0.4% drop since December, 2022.
A.4 The Argentine Insurance Industry
During 2023, the Argentine insurance industry had a production that amounted to Ps.7,664,583 million, 1.3% higher than the level recorded the previous year. Of the total insurance production, 86% corresponded to property insurance, 13% to life and personal insurance, and 1% to retirement insurance.

Within the 86% corresponding to property insurance, the automobile insurance segment continued to be the most significant segment, representing 47%, followed by the work accidents segment, representing 26%. Within the life insurance segment, the group life insurance segment was the most significant, representing 54%, followed by individual life insurance, with 26%, and personal accident insurance, with 14%.
A.5 Inflation
Historically, inflation in Argentina has played a significant role in influencing, often negatively, the economic conditions and, in turn, the operations and financial results of companies operating in Argentina, such as Grupo Financiero Galicia.
The chart below presents a comparison of inflation rates published by INDEC, measured by the Whole Price Index and the CPI, for the fiscal years 2023, 2022, 2021, 2020 and 2019.
In addition, the chart below presents the evolution of the CER and UVA indexes, published by the BCRA and used to adjust the principal of certain of our assets and liabilities for the specified periods.

		For the Year Ended December 31,
	2023	2022	2021	2020	2019
		(in percentages)
Price Indices (1)
WPI	276.35	94.78	51.34	35.38	58.49
CPI	211.41	94.79	50.94	36.14	53.83
Adjustment Indices (2)
CER	184.93	73.50	38.64	25.49	18.70
UVA(2)	463.40	185.32	97.51	64.32	47.16
____________________
(1)Data for December of each year as compared to December of the immediately preceding year.
(2)Unidad de Valor Adquisitivo (Acquisition Value Unit).
In 2023, the CPI published by INDEC reflected a 211.41% increase while the CER and UVA indexes remained at 184.93 and 463.40 by year-end, respectively.

A.6 Currency Composition of Our Balance Sheet
The following table sets forth our assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER/UVA, as of the dates indicated.

	As of December 31,
	2023	2022	2021
	(In millions of Pesos)
Assets
In Pesos, Unadjusted	5,829,376	8,494,441	8,358,105
In Pesos, Adjusted by the CER/UVA	1,423,249	209,491	240,147
In Foreign Currency (1)	2,963,433	1,784,244	1,580,771
Total Assets	10,216,058	10,488,176	10,179,023
Liabilities and Shareholders’ Equity		—	—
In Pesos, Unadjusted, Including Shareholders’ Equity	7,189,079	8,566,974	8,487,007
In Pesos, Adjusted by the CER/UVA	63,546	136,958	111,245
In Foreign Currency (1)	2,963,433	1,784,244	1,580,771
Total Liabilities and Shareholders’ Equity	10,216,058	10,488,176	10,179,023
____________________
(1)As of December 31, 2023, Banco Galicia had a net assets foreign currency position of Ps.575.480 million (US$711.8 million) after adjusting its on-balance sheet net assets position of Ps.520.096 million (US$643.3 million) by net forward purchases of foreign currency without delivery of the underlying liability, for Ps.55,384 million (US$68.5 million), recorded off-balance sheet.

Funding of Banco Galicia’s long position in CER/UVA-adjusted assets through Peso-denominated liabilities bearing a market interest rate (and no principal adjustment linked to inflation) exposes Banco Galicia to differential fluctuations in the inflation rate and in market interest rates, with a significant increase in market interest rates vis-à-vis the inflation rate (which is reflected in the CER/UVA variation), which in turn has a negative impact on our gross brokerage margin.

Two other currencies have been defined apart from the Argentine Peso: assets and liabilities adjusted by CER/UVA and foreign currency. Banco Galicia’s policy in effect establishes limits in terms of maximum “net asset positions” (assets denominated in a currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a currency which are lower than the liabilities denominated in such currency) for mismatches in foreign currency, as a proportion of Banco Galicia’s RPC, on a consolidated basis. An adequate balance between assets and liabilities denominated in foreign currency characterizes the management strategy for this risk factor, seeking to achieve full coverage of long-term asset-liability mismatches and allowing a short-term mismatch management margin that contributes to the possibility of improving certain market situations. Short- and long-term goals are attained by appropriately managing assets and liabilities and by using the financial products available in our market, particularly “dollar futures” both in institutionalized markets (MAE and Mercado a Término de Rosario (ROFEX)) and in forward transactions performed with customers. Transactions in foreign currency futures (specifically, dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.
A.7 Results of Operations for the Fiscal Years Ended December 31, 2023, December 31, 2022 and December 31, 2021.
We discuss below our results of operations for the fiscal year ended December 31, 2023, as compared with our results of operations for the fiscal year ended December 31, 2022, and our results of operations for the fiscal year ended December 31, 2022 as compared with our results of operations for the fiscal year ended December 31, 2021.
i) Consolidated Income Statement

	For the Year Ended December 31,			Change (%)
	2023	2022	2021	2023/2022	2022/2021
	(in millions of Pesos, except otherwise noted)
Consolidated Income Statement
Net Income from Interest	1,727,686	474,948	662,878	264	(28)
Interest Income	4,754,293	2,232,472	1,760,173	113	27
Interest Expenses	(3,026,607)	(1,757,524)	(1,097,295)	72	60
Net Fee Income	471,431	422,076	412,499	12	2
Fee Income	546,740	506,032	489,022	8	3
Fee Related Expenses	(75,309)	(83,956)	(76,523)	(10)	10
Net Income from Financial Instruments	273,898	1,052,905	579,970	(74)	82
Income from Derecognition of Assets Measured at Amortized Cost	42,107	1,860	101	2,164	1742
Exchange Rate Differences on Foreign Currency	612,573	62,666	27,265	878	130
Other Operating Income	381,761	229,784	155,436	66	48
Insurance Business Result (1)	36,343	40,075	44,585	(9)	(10)
Impairment Charge	(190,683)	(163,294)	(133,151)	17	23
Net Operating Income	3,355,116	2,121,020	1,749,583	58	21
Personnel expenses	(351,460)	(301,727)	(281,731)	16	7
Administrative Expenses	(295,224)	(279,393)	(272,940)	6	2
Depreciation Expenses	(84,279)	(86,812)	(87,942)	(3)	(1)
Other Operating Expenses	(565,566)	(396,299)	(335,784)	43	18
Loss on Net Monetary Position	(1,518,507)	(851,316)	(482,259)	78	77
Operating Income	540,080	205,473	288,927	163	(29)
Share of Profit from Associates and Joint Ventures	2,930	(1,374)	(783)	(313)	75
Income Tax from Continuing Operations	(205,840)	(52,842)	(99,525)	290	(47)
Net Income (Loss) for the Year	337,170	151,257	188,619	123	(20)
Net Income (Loss) for the Year Attributable to Parent Company’s Owner	337,172	151,257	188,619	123	(20)
Net Income (Loss) for the Year Attributable to Non-controlling Interests	(2)	—	—	—	—
Other Comprehensive Income (Loss)	1,542	(2,991)	505	(152)	(692)
Total Comprehensive Income (Loss)	338,712	148,266	189,124	128	(22)
Total Comprehensive Income (Loss) Attributable to Parent Company’s Owners	338,715	148,266	189,124	128	(22)
Total Comprehensive Income (Loss) Loss Attributable to Non-controlling Interests	(3)	—	—	—	—
Ratios (%)				Change (pbs)
Return on Assets	3.30	1.44	1.85	186	(41)
Return on Shareholders’ Equity	16.71	7.98	10.21	874	(223)
				Change (%)
Basic Earnings per Share (in Pesos)	228.64	102.57	127.90	123	(20)
(1) Comparative data for the year ended December 31, 2021 are prepared on an IFRS 4 basis.
Fiscal Year 2023 compared to Fiscal Year 2022
Net income for the fiscal year ended December 31, 2023 was equal to Ps.337,170 million, as compared to net income equal to Ps.151,257 million for the fiscal year ended December 31, 2022, a Ps.185,913 million or 123% increase.

This result was mainly due to net income from: (i) banking activities (Banco Galicia) for Ps.280,430 million, (ii) Naranja X for Ps.13,727 million and (iii) insurance services (Sudamericana Holding) for Ps.11,375 million.
Net earnings per share for the fiscal year ended December 31, 2023, was equal to a Ps.228.64 per share, as compared to a Ps.102.57 per share for the fiscal year ended December 31, 2022.
The return on assets and the return on shareholders’ equity for the fiscal year ended December 31, 2023, was equal to 3.30% and 16.71%, respectively, as compared to 1.44% and 7.98%, respectively, for the fiscal year ended December 31, 2022.
The increase in net income for the year ended December 31, 2023 was primarily attributable to a higher net operating income, increasing from Ps.2,121,020 million for the year ended December 31, 2022 to Ps.3,355,116 million for the year ended December 31, 2023 (a 58% increase as compared to December 31, 2022) due to a higher net income from interest increasing from Ps.474,948 million in 2022 to Ps.1,727,686 million in 2023,, offset by higher loss on net monetary position.
Fiscal Year 2022 compared to Fiscal Year 2021
Net income for the fiscal year ended December 31, 2022 was equal to Ps.151,257 million, as compared to net income equal to Ps.188,619 million for the fiscal year ended December 31, 2021, a Ps.(37,362) million or (20)% decrease. This result was mainly due to net income from: (i) banking activities (Banco Galicia) for Ps.127,981 million, (ii) Naranja X for Ps.6,295 million and (iii) insurance services (Sudamericana Holding) for Ps.7,524 million.
Net earnings per share for the fiscal year ended December 31, 2022, was equal to a Ps.102.57 per share, as compared to a Ps.127.90 per share for the fiscal year ended December 31, 2021.
The return on assets and the return on shareholders’ equity for the fiscal year ended December 31, 2022, was equal to 1.44%% and 7.98%%, respectively, as compared to 1.85%% and 10.21%%, respectively, for the fiscal year ended December 31, 2021.
The decrease in net income for the year ended December 31, 2022 was primarily attributable to a higher loss on net monetary position, increasing from Ps.482,259 million for the year ended December 31, 2021 to Ps.851,316 million for the year ended December 31, 2022 (a 77% increase as compared to December 31, 2021), as a consequence of high levels of inflation.
The net operating income for the year ended December 31,2022 was equal to Ps.2,121,020 million, 21% higher than Ps.1,749,583 million of December 31, 2021, as a consequence of higher net income from financial instruments, increasing from Ps.579,970 million in 2021 to Ps.1,052,905 million in 2022.

ii) Interest-Earning Assets
The following table shows our yields on interest-earning assets:

	As of December 31,
	2023		2022		2021
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos, except rates)
Interest-Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	1,753,919	2.34	1,623,925	60.60	1,480,052	36.90
Others Debt Securities	33,885	164.22	13,889	122.49	12,338	196.64
Total Debt Securities at fair value through profit or loss	1,787,804	5.41	1,637,814	61.13	1,492,390	38.22
Repurchase Transactions	537,011	89.31	278,620	48.12	903,514	36.17
Loans and Other Financing
Loans	3,297,984	49.76	3,687,861	43.50	3,986,120	33.29
Financial Leases	9,641	67.24	6,960	34.32	11,046	15.59
Other Loans and Other Financing	6,326	13.03	6,203	6.88	16,766	2.24
Total Loans and Other Financing	3,313,951	49.74	3,701,024	43.42	4,013,932	33.11
Other Interest-Earning Assets	583,602	387.72	733,368	80.85	291,290	39.81
Total Interest-Earning Assets	6,222,368	72.12	6,350,826	52.52	6,701,126	34.95
Spread and Net Yield
Interest Spread, Nominal Basis (1)		13.80		15.25		13.54
Cost of Funds Supporting Interest-Earning Assets		43.73		26.52		16.34
Net Yield on Interest-Earning Assets (2)		28.39		26.00		18.61
(1)Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER/UVA adjustment.
(2)Net interest earned divided by average interest-earning assets. Interest rates include the CER/UVA adjustment.
Fiscal Year 2023 compared to Fiscal Year 2022
The average balance of interest-earning asset decreased Ps.128,458 million, from Ps.6,350,826 million for the fiscal year ended December 31, 2022, to Ps. 6,222,368 million for the fiscal year ended December 31, 2023, representing a minimal decrease of 2% as compared to 2022. Of this decrease, Ps.389,877 million were due to a increase in the average size of loans, offset by an increase for Ps.258,391 in the volume of repurchase transactions. The average yield on interest-earning assets was 72.12% in 2023, as compared to 52.52% in 2022, a 1,960 bps increase, mainly attributable to an increase in the average interest rate earned on other interest-earnings assets (increasing 30,688 bps as compared to 2022).
Fiscal Year 2022 compared to Fiscal Year 2021
The average balance of interest-earning asset decreased Ps.350,300 million, from Ps.6,701,126 million for the fiscal year ended December 31, 2021, to Ps. 6,350,826 million for the fiscal year ended December 31, 2022, representing a minimal increase of 5% as compared to 2021. Of this decrease, Ps.624,894 million were due to a decrease in the average size of repurchase transactions, offset by an increase for Ps.442,078 in repurchase transactions. The average yield on interest-earning assets was 52.52% in 2022, as compared to 34.95% in 2021, a 1,757 bps increase, mainly attributable to an increase in the average interest rate earned on other interest-earnings assets (increasing 4,104 bps as compared to 2021).

iii) Interest-Bearing Liabilities
The following table shows our yields on cost of funds:

	As of December 31,
	2023		2022		2021
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos, except rates)
Interest-Bearing Liabilities
Deposits
Savings Accounts	1,890,782	33.66	1,843,751	16.72	2,177,339	10.10
Time Deposits	2,355,666	84.60	2,299,923	54.69	2,448,836	31.51
Total Interest-Bearing Deposits	4,246,448	61.92	4,143,674	37.80	4,626,175	21.43
Financing Received from the Argentine Central Bank and Other Financial Institutions	35,078	17.04	39,804	10.45	124,747	16.42
Debt Securities and Subordinated Debt Securities	272,656	5.39	320,974	34.00	344,731	23.71
Other Interest-Bearing Liabilities	111,189	63.58	14,985	32.29	19,806	7.81
Total Interest-Bearing Liabilities	4,665,371	58.32	4,519,437	37.27	5,115,459	21.41
Fiscal Year 2023 compared to Fiscal Year 2022
The average balance of interest-bearing liabilities for the fiscal year ended December 31, 2023, were equal to Ps.4,665,371 million, as compared to Ps.4,519,437 million for the fiscal year ended December 31, 2022, a minimal increase of 3% as compared to 2022. Such increase was primarily attributable to a Ps.102,774 million increase in the average balance of deposits, which increased to Ps.4,246,448 as of the fiscal year ended December 31, 2023 from Ps.4,143,674 million as of the fiscal year ended December 31, 2022 and a Ps.96,204 million increase in the average balance of other interest-bearing liabilities, which increased to Ps.111,189 million as of the fiscal year ended December 31, 2023 from Ps.14,985 million as of the fiscal year ended December 31, 2022. The average yield on interest-bearing liabilities was 58.32% in 2023, as compared to 37.27% in 2022, a 2,105 bps increase, mainly attributable to an increase in the average interest rate on other interest-bearing liabilities (increasing 3,128 bps as compared to 2022).
Fiscal Year 2022 compared to Fiscal Year 2021
The average balance of interest-bearing liabilities for the fiscal year ended December 31, 2022, were equal to Ps.4,519,437 million, as compared to Ps.5,115,459 million for the fiscal year ended December 31, 2021, a decrease of 12% as compared to 2021. Such decrease was primarily attributable to a Ps.482,501 million decrease in the average balance of deposits, which decreased to Ps.4,143,674 as of the fiscal year ended December 31, 2022 from Ps.4,626,175 million as of the fiscal year ended December 31, 2021. The average yield on interest-bearing liabilities was 37.27% in 2022, as compared to 21.41% in 2021, a 1,586 bps increase, mainly attributable to an increase in the average interest rate earned on other interest-bearing liabilities (increasing 2,448 bps as compared to 2021).

iv) Interest Income
Consolidated interest income was composed of the following:

	For the Year Ended December 31,			Change (%)
	2023	2022	2021	2023/2022	2022/2021
	(in millions of Pesos, except percentages)
Cash and due from banks	258	15	2	1620	650
Corporate debt securities	(3,986)	4,186	2,549	(195)	64
Government debt securities	2,197,479	519,270	106,081	323	390
On Loans and Other Financing Activities	2,019,254	1,569,305	1,324,640	29	18
Financial Sector	16,478	12,384	13,769	33	(10)
Non-financial Private Sector	2,002,776	1,556,921	1,310,871	29	19
Advances	155,281	127,381	77,151	22	65
Mortgage loans	161,913	134,695	121,020	20	11
Pledge loans	28,910	28,913	27,285	—	6
Personal Loans	198,654	154,226	150,052	29	3
Credit Card Loans	689,926	537,917	476,475	28	13
Financial Leases	6,335	2,120	1,722	199	23
Notes	701,954	482,602	378,941	45	27
Pre-financing and export financing	2,165	4,973	15,249	(56)	(67)
Others	57,638	84,094	62,976	(31)	34
On Repurchase Transactions	541,288	139,696	326,901	287	(57)
Total Income from Interest	4,754,293	2,232,472	1,760,173	113	27
Fiscal Year 2023 compared to Fiscal Year 2022
Interest income for the fiscal year ended December 31, 2023, was equal to Ps.4,754,293 million, as compared to Ps.2,232,472 million for the fiscal year ended December 31, 2022, a 113% increase. Such increase was the result of a Ps.1,678,209 million or 323% increase in government securities and a Ps.449,949 million or 29% increase in loans and other financing.
The increase of Ps.1,678,209 million in the interest earned from government debt securities was due mostly to the interest accrued on the portfolio of the instruments issued by the Argentine Central Bank (Leliq) acquired from January 1, 2023.
The increase of Ps.449,949 million in the interest earned from loans and other financing was due to an increase in the volume of notes loans.
The average amount of loans granted for the fiscal year ended December 31, 2023 was equal to Ps.3,297,984 million, a 11% decrease as compared to the Ps.3,687,861 million for the fiscal year ended December 31, 2022. The average interest rate on total loans was 49.76% for the fiscal year ended December 31, 2023, as compared to 43.50% for the fiscal year ended December 31, 2022, representing a 625 bps increase year-over-year.
The increase in interest earnings from loans and other financing in 2023 was primarily a consequence of a Ps.219,352 million increase in notes, Ps.152,009 million increase in credit cards loans and a Ps.27,900 million increase in advances.
Interest income from banking activity amounted to Ps.4,182,669 million in 2023, a 128% increase as compared to the Ps.1,833,110 million recorded in the fiscal year ended December 31, 2022.
According to BCRA information, as of December 31, 2023, Banco Galicia’s estimated market share of loans to the private sector was 10.90%, as compared to 11.78% as of December 31, 2022.

Interest income related to Naranja X amounted to Ps.617,558 million for the year ended December 31, 2023, a 55% increase as compared to the Ps.398,337 million recorded for the fiscal year ended December 31, 2022.
Interest income related to insurance activity amounted to Ps.8,101 million for the year ended December 31, 2023, a 73% decrease as compared to the Ps.29,839 million recorded for the fiscal year ended December 31, 2022.
Fiscal Year 2022 compared to Fiscal Year 2021
Interest income for the fiscal year ended December 31, 2022, was equal to Ps.2,232,472 million, as compared to Ps.1,760,173 million for the fiscal year ended December 31, 2021, a 27% increase. Such increase was the result of a Ps.413,189 million or 390% increase in government securities measured at amortized cost (LECER) and a Ps.244,665 million or 18% increase in loans and other financing.
The increase of Ps.413,189 million in the interest earned from government debt securities was due to higher volume and rate yields, as compared to the previous year.
The increase of Ps.244,665 million in the interest earned from loans and other financing was due to an increase in the volume of notes loans.
The average amount of loans granted for the fiscal year ended December 31, 2022 was equal to Ps.3,687,861 million, a 7% decrease as compared to the Ps.3,986,120 million for the fiscal year ended December 31, 2021. The average interest rate on total loans was 43.50% for the fiscal year ended December 31, 2022, as compared to 33.29% for the fiscal year ended December 31, 2021, representing a 1,021 bps increase year-over-year.
The increase in interest earnings from loans and other financing in 2022 was primarily a consequence of a Ps.103,661 million increase in notes, Ps.61,442 million increase in credit cards loans and a Ps.50,230 million increase in advances.
Interest income from banking activity amounted to Ps.1,833,110 million in 2022, a 27% increase as compared to the Ps.1,443,583 million recorded in the fiscal year ended December 31, 2021.
According to BCRA information, as of December 31, 2022, Banco Galicia’s estimated market share of loans to the private sector was 11.78%, as compared to 12.18% as of December 31, 2021.
Interest income related to Naranja X amounted to Ps.398,337 million for the year ended December 31, 2022, a 26% increase as compared to the Ps.316,288 million recorded for the fiscal year ended December 31, 2021.
Interest income related to insurance activity amounted to Ps.29,839 million for the year ended December 31, 2022, a 111% increase as compared to the Ps.14,146 million recorded for the fiscal year ended December 31, 2021.
The following table indicates Banco Galicia market share in the segments listed below:

	For the Year Ended December 31,
	2023	2022	2021
	(in percentages)
Total Loans	10.80	11.84	11.97
Private-Sector Loans	10.90	11.78	12.18
___________________
(*) Exclusively Banco Galicia within the Argentine market, according to the daily information on loans published by the BCRA. Balances as of the last day of each year.

v) Interest Expenses
Consolidated interest expenses were comprised of the following:

	For the Year Ended December 31,			Change (%)
	2023	2022	2021	2023/2022	2022/2021
	(in millions of Pesos, except percentages)
On Deposits	2,716,277	1,574,134	993,432	73	58
Non-financial Private Sector	2,716,277	1,574,134	993,432	73	58
Checking Accounts	1,210	1,625	1,899	(26)	(14)
Savings Accounts	65,347	9,001	109	626	8158
Time Deposit and Term Investments	1,917,221	1,230,444	745,336	56	65
Others	732,499	333,064	246,088	120	35
On Financing Received from the Argentine Central Bank and Other Financial Institutions	83,021	68,077	18,622	22	266
On Repurchase Transactions	7,914	4,821	1,448	64	233
Other Financial Institutions	7,914	4,821	1,448	64	233
On Other Financial Liabilities	136,357	12,277	14,449	1011	(15)
On Debt Securities	71,629	86,718	56,111	(17)	55
On Subordinated Debt Securities	11,409	11,498	13,232	(1)	(13)
Total Interest Expenses	3,026,607	1,757,525	1,097,294	72	60
Fiscal Year 2023 compared to Fiscal Year 2022
Interest expenses for the fiscal year ended December 31, 2023, were equal to Ps.3,026,607 million, as compared to Ps.1,757,525 million for the fiscal year ended December 31, 2022, representing a 72% increase. Such increase was primarily attributable to an increase in interest paid on deposits for Ps.1,142,143 and an increase on other financial liabilities for Ps.124,080.
Interest expenses from deposits amounted to Ps.2,716,277 million for the fiscal year ended December 31, 2023, as compared to Ps.1,574,134 million for the fiscal year ended December 31, 2022, a Ps.1,142,143 million increase. This increase was primarily due to increased interest expenses related to time deposits and term investments, which was equal to Ps.686,777 million for the fiscal year ended December 31, 2023, representing a 56% increase as compared to Ps.1,230,444 million for the fiscal year ended December 31, 2022 and due to an increase of other deposits for Ps.399,435.
The increase in higher interest paid to time deposits and term investments was as a consequence of higher volume and rate yields.
The total average interest-bearing deposits for the fiscal year ended December 31, 2023, amounted to Ps.4,246,448 million, reflecting a increase of 2%. This increase was due to a decrease in time deposits for Ps.55,743 million.
Out of total interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2023, the average interest rate of time deposits was 61.92%, as compared to 37.80% for the fiscal year ended December 31, 2022; a 2,412 bps increase.
Savings accounts deposits for the fiscal year ended December 31, 2023 accrued interest at an average rate of 33.66%, as compared to an average rate of 16.72% for the fiscal year ended December 31, 2022, a 1,695 bps increase. The rate of time deposits for the fiscal year ended December 31, 2023, was 84.60%, as compared to 54.69% for the fiscal year ended December 31, 2022; a 2,990 bps increase.
Interest expenses related to banking activity amounted to Ps.2,720,726 million for the fiscal year ended December 31, 2023, as compared to Ps.1,596,730 million for the fiscal year ended December 31, 2022, representing a 70% increase.

According to BCRA information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share decreased from 10.70% as of December 31, 2022, to 9.96% as of December 31, 2023.
Interest expenses related to Naranja X amounted to Ps.356,949 million for the fiscal year ended December 31, 2023, as compared to Ps.188,632 million for the fiscal year ended December 31, 2022, representing a 89% increase.
Fiscal Year 2022 compared to Fiscal Year 2021
Interest expenses for the fiscal year ended December 31, 2022, were equal to Ps.1,757,525 million, as compared to Ps.1,097,294 million for the fiscal year ended December 31, 2021, representing a 60% increase. Such increase was primarily attributable to a 58% increase in interest paid on deposits.
Interest expenses from deposits amounted to Ps.1,574,134 million for the fiscal year ended December 31, 2022, as compared to Ps.993,432 million for the fiscal year ended December 31, 2021, a Ps.580,702 million increase. This increase was primarily due to increased interest expenses related to time deposits and term investments, which was equal to Ps.485,108 million for the fiscal year ended December 31, 2022, representing a 65% increase as compared to Ps.745,336 million for the fiscal year ended December 31, 2021.
The increase in higher interest paid to time deposits and term investments was as a consequence of higher volume and rate yields.
The total average interest-bearing deposits for the fiscal year ended December 31, 2022, amounted to Ps.4,143,674 million, reflecting a decrease of 10%. This decrease was due to a decrease in saving accounts for Ps.333,588 million.
Out of total interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2022, the average interest rate of time deposits was 37.80%, as compared to 21.43% for the fiscal year ended December 31, 2021; a 1,637 bps increase.
Savings accounts deposits for the fiscal year ended December 31, 2022 accrued interest at an average rate of 16.72%, as compared to an average rate of 10.10% for the fiscal year ended December 31, 2021, a 662 bps increase. The rate of time deposits for the fiscal year ended December 31, 2022, was 54.69%, as compared to 31.51% for the fiscal year ended December 31, 2021; a 2,318 bps increase.
Interest expenses related to banking activity amounted to Ps.1,596,730 million for the fiscal year ended December 31, 2022, as compared to Ps.1,025,841 million for the fiscal year ended December 31, 2021, representing a 56% increase.
According to BCRA information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share increased from 10.48% as of December 31, 2021, to 10.70% as of December 31, 2022.
Interest expenses related to Naranja X amounted to Ps.188,632 million for the fiscal year ended December 31, 2022, as compared to Ps.89,213 million for the fiscal year ended December 31, 2021, representing a 111% increase. This increase was primarily a result of an increase in interest expenses on debt securities issued by Naranja X and interest expenses on financing received from financial institutions.
The following table indicates Banco Galicia's market share in the segments listed below:

	For the Year Ended December 31,
	2023	2022	2021
	(in percentages)
Total Deposits	8.80	9.10	8.43
Total Deposits in Checking and Savings Accounts and Time Deposits	9.96	10.70	10.48
Private-Sector Deposits	9.90	10.75	10.30
____________________
(*)Exclusively Banco Galicia within the Argentine market, according to the daily information on deposits published by the BCRA. Balances as of the last day of each year.

vi) Net Fee Income
Consolidated net fee income consisted of:

	For the Year Ended December 31,			Change (%)
	2023	2022	2021	2023/2022	2022/2021
	(in millions of Pesos, except percentages)
Income From
Credit Cards	228,011	203,869	191,420	12	7
Insurance	10,895	14,290	16,262	(24)	(12)
Deposits and other obligations	197,960	189,130	185,658	5	2
Credit Loans	61,701	64,615	66,629	(5)	(3)
Loan Commitments and Financial Guarantees	2,148	930	737	131	26
Securities	28,396	16,319	14,602	74	12
Collections Management	2,267	2,608	2,500	(13)	4
Foreign and Exchange Transactions	15,362	14,271	11,215	8	27
Total fee income	546,740	506,032	489,023	8	3
Total fee expenses	(75,309)	(83,956)	(76,523)	(10)	10
Net fee income	471,431	422,076	412,500	12	2
Fiscal Year 2023 compared to Fiscal Year 2022
Our net fee income for the fiscal year ended December 31, 2023, was equal to Ps.471,431 million, as compared to Ps.422,076 million for the fiscal year ended December 31, 2022, a 12% increase. This increase was mainly due to a 12% increase in credit cards and to a 74% increase in securities.
Income from credit card transactions for the fiscal year ended December 31, 2023, was Ps.228,011 million, as compared to Ps.203,869 million for the fiscal year ended December 31, 2022, a Ps.24,142 million increase.
The total number of credit cards managed for the fiscal year ended December 31, 2023 was 13,416,142, as compared to 14,008,866 for the fiscal year ended December 31, 2022, a 4% decrease.
The total fee expenses for the fiscal year ended December 31, 2023 were equal to Ps.75,309 million, as compared to Ps.83,956 million for the fiscal year ended December 31, 2022, a 10% increase. Such increase was mainly attributable to a 12% increase in expenses related to other fees, as compared to the previous fiscal year.
Net fee income related to banking activity for the fiscal year ended December 31, 2023, was equal to Ps.291,308 million, as compared to Ps.255,932 million for fiscal year ended December 31, 2022, a 14% increase.
Net fee income related to Naranja X for the fiscal year ended December 31, 2023 amounted to Ps.186,248 million as compared to Ps.175,334 million for the fiscal year ended December 31, 2022, a 6% increase.
For more information about fees, please see – Item 4. “Information on the Company” –A. “Business Overview” – “Argentine Banking Regulations” – “Limitations on Fees and Other Substantial Elements”.
Fiscal Year 2022 compared to Fiscal Year 2021
Our net fee income for the fiscal year ended December 31, 2022, was equal to Ps.422,076 million, as compared to Ps.412,500 million for the fiscal year ended December 31, 2021, a 2% increase. This increase was mainly due to a 7% increase in credit cards and to a 2% increase in deposits and other obligations.
Income from credit card transactions for the fiscal year ended December 31, 2022, was Ps.203,869 million, as compared to Ps.191,420 million for the fiscal year ended December 31, 2021, a Ps.12,449 million increase. This increase was due to the increase in the fees of maintenance of Naranja X credit cards and the fees related to credit cards issuance.

The total number of credit cards managed for the fiscal year ended December 31, 2022 was 14,008,866, as compared to 14,036,375 for the fiscal year ended December 31, 2021.
Fees related to deposit accounts and other obligations for the fiscal year ended December 31, 2022, were equal to Ps.189,130 million, as compared to Ps.185,658 million for the fiscal year ended December 31, 2021, a Ps.3,472 million increase. This increase was primarily attributable to an increase in fees related to maintaining a deposits account with Banco Galicia, and a 10% increased in deposits accounts. Total deposit accounts for the fiscal year ended December 31, 2022, were 6.8 million, as compared to 6.2 million for the fiscal year ended December 31, 2021.
Total fee expenses for the fiscal year ended December 31, 2022 were equal to Ps.83,956 million, as compared to Ps.76,523 million for the fiscal year ended December 31, 2021, a 10% increase. Such increase was mainly attributable to a 40% increase in expenses related to other fees, as compared to the previous fiscal year.
Net fee income related to banking activity for the fiscal year ended December 31, 2022, was equal to Ps.255,932 million, as compared to Ps.255,306 million for fiscal year ended December 31, 2021, a —% decrease.
Net fee income related to Naranja X for the fiscal year ended December 31, 2022 amounted to Ps.175,334 million as compared to Ps.168,108 million for the fiscal year ended December 31, 2021, a 4% increase.
For more information about fees, please see – Item 4. “Information on the Company” –A. “Business Overview” – “Argentine Banking Regulations” – “Limitations on Fees and Other Substantial Elements”.
The following table sets forth the number of credit cards outstanding as of the dates indicated:

	December 31,			Change (%)
	2023	2022	2021	2023/2022	2022/2021
	(number of credit cards, except otherwise noted)			(percentages)
Visa	2,553,142	3,265,090	3,133,597	(22)	4
“Gold”	590,234	804,237	753,865	(27)	7
International	728,291	923,064	941,692	(21)	(2)
Domestic	10,513	19,872	25,670	(47)	(23)
“Business”	155,187	173,101	167,680	(10)	3
“Platinum”	439,272	675,998	674,741	(35)	—
“Signature”	629,645	668,818	569,949	(6)	17
Galicia Rural	19,516	19,627	14,487	(1)	35
American Express	661,059	701,514	796,534	(6)	(12)
“Gold”	153,977	174,447	209,721	(12)	(17)
“International”	108,967	120,495	113,681	(10)	6
“Platinum”	165,826	189,520	258,188	(13)	(27)
“Signature”	232,289	217,052	214,944	7	1
MasterCard	1,451,199	1,496,171	1,416,353	(3)	6
“Gold”	312,545	329,086	351,580	(5)	(6)
MasterCard	629,645	668,818	569,949	(6)	17
“Platinum”	169,840	198,361	231,665	(14)	(14)
“Black”	339,150	299,876	263,105	13	14
Others	19	30	54	(37)	(44)
Tarjeta Naranja	8,731,226	8,526,464	8,675,404	2	(2)
Naranja	4,684,717	4,572,489	4,640,267	2	(1)
Visa	3,667,833	3,566,908	3,594,080	3	(1)
MasterCard	334,801	337,276	381,097	(1)	(11)
American Express	43,875	49,791	59,960	(12)	(17)
Total Credit Cards	13,416,142	14,008,866	14,036,375	(4)	(0.2)
Total Amount of Purchases (in millions of Pesos)	4,984,476	4,470,982	3,959,840	11	13

vii) Net Income from Financial Instruments
Consolidated net income from financial instruments was comprised of:

	For the Year Ended December 31,			Change (%)
	2023	2022	2021	2023/2022	2022/2021
	(in millions of Pesos, except percentages)
From Measurement of Financial Assets at Fair Value through Profit or Loss:
Income from Government Securities	151,692	1,003,378	547,058	(85)	83
Income from Corporate Securities	115,350	41,212	19,776	180	108
Income from Derivative Instruments	17,435	10,604	13,667	64	(22)
Repurchase Transactions	17,434	10,604	13,667	64	(22)
Rate Swaps	2	—	—	—	—
From Measurement of Financial Liabilities at Fair Value through Profit or Loss:	(10,579)	(2,289)	(578)	362	(296)
Total Net Results from Financial Instruments	273,898	1,052,905	579,923	(74)	82
Fiscal Year 2023 compared to Fiscal Year 2022
Net income from financial instruments for the fiscal year ended December 31, 2023 was equal to Ps.273,898 million, as compared to Ps.1,052,905 million for the fiscal year ended December 31, 2022, a Ps.779,007 decrease. This decrease was a consequence of the change in the valuation model of the instruments issued by the BCRA, which went from being measured from fair value to amortized cost.
The average position in Government securities for the fiscal year ended December 31, 2023 was Ps.1,787,804 million, as compared to Ps.1,637,814 million for the fiscal year ended December 31, 2022, a 9% increase.
The average yield on Government securities for the fiscal year ended December 31, 2023, was 5.41%, as compared to 61.13% for fiscal year ended December 31, 2022, a 5,572 bps decrease.
These variations were mainly a result of net income from financial instruments related to Banco Galicia, which for the noted years represented 43% of our total consolidated net result from financial instruments. Banco Galicia’s net income from financial instruments for the fiscal year ended December 31, 2023 amounted to Ps.116,827 million, as compared to Ps.997,642 million for the fiscal year ended December 31, 2022, a 88% decrease.
Fiscal Year 2022 compared to Fiscal Year 2021
Net income from financial instruments for the fiscal year ended December 31, 2022 was equal to Ps.1,052,905 million, as compared to Ps.579,923 million for the fiscal year ended December 31, 2021, a 82% increase. This increase was due to an increase in interest earnings related to Government securities equal to 83%, from Ps.547,058 million for the fiscal year ended December 31, 2021, to Ps.1,003,378 million for the fiscal year ended December 31, 2022.
The average position in Government securities for the fiscal year ended December 31, 2022 was Ps.1,637,814 million, as compared to Ps.1,492,390 million for the fiscal year ended December 31, 2021, a 10% increase. This increase was primarily attributable to higher balances of securities (LELIQS) issued by the BCRA.
The average yield on Government securities for the fiscal year ended December 31, 2022, was 61.13%, as compared to 38.22% for fiscal year ended December 31, 2021, a 2,291 bps increase. This increase was primarily attributable to a higher average yield with respect to LELIQS.
These variations were mainly a result of net income from financial instruments related to Banco Galicia, which for the noted years represented 106% of our total consolidated net result from financial instruments. Banco Galicia’s net income from financial instruments for the fiscal year ended December 31, 2022 amounted to Ps.997,642 million, as compared to Ps.579,673 million for the fiscal year ended December 31, 2021, a 72% increase. This increase was primarily attributable to a increase in income from Government securities.
viii) Exchange Rate Differences on Foreign Currency
Fiscal Year 2023 compared to Fiscal Year 2022
Exchange rate differences on foreign currency for the fiscal year ended December 31, 2023 were equal to Ps.612,573 million, as compared to Ps.62,666 million for the fiscal year ended December 31, 2022, a 878% or Ps.549,907 million increase. This increase was primarily the result of a increase in valuation of assets and liabilities in foreign currency for the fiscal year ended December 31, 2023, equal to Ps.586,665 million as compared to Ps.36,015 million of the fiscal year ended December 31, 2022, a 1,529% increase.
Fiscal Year 2022 compared to Fiscal Year 2021
Exchange rate differences on foreign currency for the fiscal year ended December 31, 2022 were equal to Ps.62,666 million, as compared to Ps.27,265 million for the fiscal year ended December 31, 2021, a 130% or Ps.35,401 million increase. This increase was primarily the result of a increase in valuation os assets and liabilities in foreign currency for the fiscal year ended December 31, 2022, equal to Ps.36,015 million as compared to Ps.14,731 million of the fiscal year ended December 31, 2021, a 144% increase.
ix) Other Operating Income
The following table sets forth the various components of other operating income.

	For the Year Ended December 31,			Change (%)
	2023	2022	2021	2023/2022	2022/2021
	(in millions of Pesos, except percentages)
Other financial income (1) (2)	11,269	3,423	2,842	229	20
Rental of safe deposit boxes (1)	12,263	12,473	12,301	(2)	1
Other fee income (1)	72,290	54,920	37,787	32	45
Other adjustments and interest on miscellaneous receivables	212,637	115,639	42,949	84	169
Reversed allowances	25,459	202	6,131	12,503	(97)
Other	47,843	43,127	53,426	11	(19)
Total other operating income	381,761	229,784	155,436	66	48
____________________
1)Item included for calculating the efficiency ratio.
2)Item included for calculating the financial margin.
Fiscal Year 2023 compared to Fiscal Year 2022
Other operating income for the fiscal year ended December 31, 2023 was equal to Ps.381,761 million, as compared to Ps.229,784 million for the fiscal year ended December 31, 2022, a 66% increase. This increase was mainly the result of an increase in the line of other adjustments and interest on miscellaneous receivables, as a consequence of earnings from debt securities pledged as collateral.
Other operating income related to banking activity was equal to Ps.278,827 million, as compared to Ps.154,699 million for the fiscal year ended December 31, 2022, a 80% increase.
Other operating income related to Naranja X for the fiscal year ended December 31, 2023 was equal to Ps.39,256 million, as compared to Ps.35,795 million for the fiscal year ended December 31, 2022, a 10% increase.
Fiscal Year 2022 compared to Fiscal Year 2021
Other operating income for the fiscal year ended December 31, 2022 was equal to Ps.229,784 million, as compared to Ps.155,436 million for the fiscal year ended December 31, 2021, a 48% increase. This increase was mainly the result of an increase in the line other adjustments and interest on miscellaneous receivables, as consequence of earnings from debt securities pledge as collateral.
Other operating income related to banking activity was equal to Ps.154,699 million, as compared to Ps.99,010 million for the fiscal year ended December 31, 2021, a 56% increase.
Other operating income related to Naranja X for the fiscal year ended December 31, 2022 was equal to Ps.35,795 million, as compared to Ps.36,030 million for the fiscal year ended December 31, 2021, a 1% decrease.
x) Income from Insurance Activities
The following table shows the results generated by insurance activities:

	For the Year Ended December 31,		Change (%)
	2023	2022	2023/2022
	(in millions of Pesos, except percentages)
Insurance revenue	95,782	69,488	38
Insurance service expense	(58,799)	(27,247)	116
Net expenses from reinsurance contracts held	(640)	(2,166)	(70)
Total Income from Insurance Activities	36,343	40,075	(9)

The following items are included in the account as of December 31, 2022 and December 31, 2021 under IFRS 4 for the purpose of comparison between fiscal years:

	For the Year Ended December 31,		Change (%)
	2022	2021	2022/2021
Premiums and Surcharges Accrued	69,419	74,176	(6)
Claims Accrued	(12,226)	(13,593)	(10)
Redemptions	(249)	(193)	29
Fixed and Periodic Annuities	(97)	(115)	(16)
Production and Operating Expenses	(13,671)	(14,867)	(8)
Other Income and Expenses	(542)	(823)	(34)
Total	42,634	44,585	(4)
Fiscal Year 2023 compared to Fiscal Year 2022
Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the fiscal year ended December 31, 2023, was equal to Ps.36,343 million, as compared to Ps.40,075 million for the fiscal year ended December 31, 2022, a 9% decrease. This decrease was mainly due to higher insurance service expense, which for the fiscal year ended December 31, 2023, were equal to Ps.58,799 million, as compared to Ps.27,247 million for the fiscal year ended December 31, 2022.
Fiscal Year 2022 compared to Fiscal Year 2021
Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the fiscal year ended December 31, 2022, was equal to Ps.42,634 million, as compared to Ps.44,585 million for the fiscal year ended December 31, 2021, a 4% decrease. This decrease was mainly due to lower premiums and surcharges accrued, which for the fiscal year ended December 31, 2022, were equal to Ps.69,419 million, as compared to Ps.74,176 million for the fiscal year ended December 31, 2021, a 6% decrease, offset by a decrease in claims accrued, which for the fiscal year ended December 31, 2022, were equal to Ps.12,226, as compared to Ps.13,593 million for the fiscal year ended December 31, 2021.

xi) Impairment Charge
Fiscal Year 2023 compared to Fiscal Year 2022
Impairment Charge for the fiscal year ended December 31, 2023 were equal to Ps.190,683 million, as compared to Ps.163,294 million for the fiscal year ended December 31, 2022, a 17% increase. This increase was due to the worsening performance of macroeconomic variables.
Impairment Charge related to banking activity for the fiscal year ended December 31 2023, were equal to Ps.125,750 million, as compared to Ps.110,111 million for the fiscal year ended December 31, 2022, a 14% increase.
Impairment Charge related to Naranja X for the fiscal year ended December 31, 2023 were equal to Ps.64,934 million, as compared to Ps.53,188 million for the fiscal year ended December 31, 2022, a 22% increase. This increase was due to the worsening performance of Naranja's customers, as well as macroeconomic variables.
Fiscal Year 2022 compared to Fiscal Year 2021
Impairment Charge for the fiscal year ended December 31, 2022 were equal to Ps.163,294 million, as compared to Ps.133,151 million for the fiscal year ended December 31, 2021, a 23% increase. This increase was due to the worsening performance of macroeconomic variables.
Impairment Charge related to banking activity for the fiscal year ended December 31 2022, were equal to Ps.110,111 million, as compared to Ps.87,908 million for the fiscal year ended December 31, 2021, a 25% increase.
Impairment Charge related to Naranja X for the fiscal year ended December 31, 2022 were equal to Ps.53,188 million, as compared to Ps.45,219 million for the fiscal year ended December 31, 2021, a 18% increase. This increase was due to the worsening performance of Naranja's customers, as well as macroeconomic variables.
xii) Personnel Expenses
Fiscal Year 2023 compared to Fiscal Year 2022
Personnel expenses for the fiscal year ended December 31, 2023 were equal to Ps.351,460 million, as compared to Ps.301,727 million for the fiscal year ended December 31, 2022, a 16% increase. This increase was primarily as a result of the impact of salary increases on employee salary and annual bonuses.
Personnel expenses related to banking activity for the fiscal year ended December 31, 2023 were equal to Ps.251,555 million, as compared to Ps.208,152 million for the fiscal year ended December 31, 2022, a 21% increase.
Personnel expenses related to Naranja X for the fiscal year ended December 31, 2023 were equal to Ps.77,675 million as compared to Ps.76,070 million for the fiscal year ended December 31, 2022, a 2% increase.
Personnel expenses related to insurance activity for the fiscal year ended December 31, 2023 were equal to Ps.12,733 million as compared to Ps.11,534 million for the fiscal year ended December 31, 2022, a 10% increase.
Fiscal Year 2022 compared to Fiscal Year 2021
Personnel expenses for the fiscal year ended December 31, 2022 were equal to Ps.301,727 million, as compared to Ps.281,731 million for the fiscal year ended December 31, 2021, a 7% increase. This increase was primarily as a result of the impact of salary increases on employee salary and annual bonuses.
Personnel expenses related to banking activity for the fiscal year ended December 31, 2022 were equal to Ps.208,152 million, as compared to Ps.189,101 million for the fiscal year ended December 31, 2021, a 10% decrease.
Personnel expenses related to Naranja X for the fiscal year ended December 31, 2022 were equal to Ps.76,070 million as compared to Ps.75,406 million for the fiscal year ended December 31, 2021, a 1% decrease.
Personnel expenses related to insurance activity for the fiscal year ended December 31, 2022 were equal to Ps.11,534 million as compared to Ps.9,795 million for the fiscal year ended December 31, 2021, a 18% decrease.

xiii) Administrative Expenses
The following table sets forth the components of our consolidated administrative expenses:

	For the Year Ended December 31,			Change (%)
	2023	2022	2021	2023/2022	2022/2021
	(in millions of Pesos, except percentages)
Fees and Compensation for Services	20,713	23,600	17,936	(12)	32
Directors’ and Syndics’ Fees	3,618	3,880	2,371	(7)	64
Advertising and Marketing	14,302	13,294	14,012	8	(5)
Taxes	88,199	73,456	70,429	20	4
Maintenance and Repairs	42,254	43,441	48,730	(3)	(11)
Electricity and Communication	13,677	14,465	17,448	(5)	(17)
Entertainment and Transportation Expenses	809	726	410	11	77
Stationery and Office Supplies	1,391	1,029	1,188	35	(13)
Rentals	632	1,102	2,942	(43)	(63)
Administrative Services Hired	52,927	50,994	46,376	4	10
Security	7,009	6,631	7,030	6	(6)
Insurance	2,108	2,505	2,908	(16)	(14)
Armored Transportation Services	18,086	17,399	17,222	4	1
Others	29,499	26,871	23,937	10	12
Total Administrative Expenses	295,224	279,393	272,939	6	2
Fiscal Year 2023 compared to Fiscal Year 2022
Administrative expenses for the fiscal year ended December 31, 2023 were equal to Ps.295,224 million as compared to Ps.279,393 million for the fiscal year ended December 31, 2022, a 6% increase. This increase was primarily attributable to a (i) Ps.14,743 million increase in taxes, and (ii) Ps.2,628 million increase in other administrative expenses.
Taxes for services for the fiscal year ended December 31, 2023 were equal to Ps.88,199 million, as compared to Ps.73,456 million for the fiscal year ended December 31, 2022, a 20% increase.
Other administrative expenses for the fiscal year ended December 31, 2023 were equal to Ps.29,499 million, as compared to Ps.26,871 million for the fiscal year ended December 31, 2022, a 10% increase.
Administrative expenses related to banking activity for the fiscal year ended December 31, 2023 were equal to Ps.204,567 million, as compared to Ps.197,357 million for the fiscal year ended December 31, 2022, a 4% increase.
Administrative expenses related to Naranja X for the fiscal year ended December 31, 2023 were equal to Ps.76,730 million, as compared to Ps.69,713 million for the fiscal year ended December 31, 2022, a 10% increase.
Administrative expenses related to insurance activity for the fiscal year ended December 31, 2023 were equal to Ps.6,853 million, as compared to Ps.5,905 million for the fiscal year ended December 31, 2022, a 16% increase.
Fiscal Year 2022 compared to Fiscal Year 2021
Administrative expenses for the fiscal year ended December 31, 2022 were equal to Ps.279,393 million as compared to Ps.272,939 million for the fiscal year ended December 31, 2021, a 2% decrease. This decrease was primarily attributable to a (i) Ps.5,664 million decrease in fees and compensation for services, and (ii) Ps.2,934 million decrease in other administrative expenses.
Fees and compensation for services for the fiscal year ended December 31, 2022 were equal to Ps.23,600 million, as compared to Ps.17,936 million for the fiscal year ended December 31, 2021, a 32% increase. This increase was due to the completion of customer satisfaction projects and fees related to legal counsel.

Other administrative expenses for the fiscal year ended December 31, 2022 were equal to Ps.26,871 million, as compared to Ps.23,937 million for the fiscal year ended December 31, 2021, a 12% increase.
Administrative expenses related to banking activity for the fiscal year ended December 31, 2022 were equal to Ps.197,357 million, as compared to Ps.196,399 million for the fiscal year ended December 31, 2021, a 0.5% decrease.
Administrative expenses related to Naranja X for the fiscal year ended December 31, 2022 were equal to Ps.69,713 million, as compared to Ps.66,118 million for the fiscal year ended December 31, 2021, a 5% decrease.
Administrative expenses related to insurance activity for the fiscal year ended December 31, 2022 were equal to Ps.5,905 million, as compared to Ps.4,935 million for the fiscal year ended December 31, 2021, a 20% decrease.
xiv) Other Operating Expenses

	For the Year Ended December 31,			Change (%)
	2023	2022	2021	2023/2022	2022/2021
	(in millions of Pesos, except percentages)
Turnover tax	333,362	236,258	194,942	41	21
On operating income (1) (2)	276,940	158,504	129,721	75	22
On fees (1)	42,470	70,769	59,450	(40)	19
On other items	13,952	6,985	5,771	100	21
Contributions to the Guarantee Fund (1) (2)	8,731	9,082	9,774	(4)	(7)
Charges for Other Provisions	13,737	13,523	8,787	2	54
Claims	15,547	18,830	16,711	(17)	13
Other Financial Expenses (1) (2)	35,498	38	—	93,316	—
Interest on leases	3,404	3,560	3,217	(4)	11
Credit-card-relates expenses(1)	50,411	38,060	39,265	32	(3)
Other Expenses from Services(1)	95,256	67,563	52,217	41	29
Others	9,620	9,385	10,871	3	(14)
Total other operating expenses	565,566	396,299	335,784	43	18
____________________
(1)Item included for calculating the efficiency ratio.
(2)Item included for calculating the financial margin.
Fiscal Year 2023 compared to Fiscal Year 2022
Other operating expenses for the fiscal year ended December 31, 2023 were equal to Ps.565,566 million, as compared to Ps.396,299 million of the fiscal year ended December 31, 2022, a 43% increase. This increase was primarily attributable to a 41% increase in the turnover tax, to a 41% increase in other expenses from services and a 32% increase in credit-card-relates expenses.
The turnover tax for the fiscal year ended December 31, 2023 was equal to Ps.333,362 million as compared to Ps.236,258 million for the fiscal year ended December 31, 2022, a 41% increase.
Other provisions for the fiscal year ended December 31, 2023 were equal to Ps.13,737 million as compared to Ps.13,523 million for the fiscal year ended December 31, 2022, a 2% increase.
Other operating expenses related to banking activity for the fiscal year ended December 31, 2023 were equal to Ps.410,391 million, as compared to Ps.285,193 million of the fiscal year ended December 31, 2022, a 44% increase.
Other operating expenses related to Naranja X for the fiscal year ended December 31, 2023 were equal to Ps.105,020 million, as compared to Ps.105,505 million for the fiscal year ended December 31, 2022.

Fiscal Year 2022 compared to Fiscal Year 2021
Other operating expenses for the fiscal year ended December 31, 2022 were equal to Ps.396,299 million, as compared to Ps.335,784 million of the fiscal year ended December 31, 2021, a 18% increase. This increase was primarily attributable to a 22% increase in the turnover tax, to a 13% increase in claims and a 29% increase in other expenses from services.
The turnover tax for the fiscal year ended December 31, 2022 was equal to Ps.236,258 million as compared to Ps.194,942 million for the fiscal year ended December 31, 2021, a 21% increase.
Other provisions for the fiscal year ended December 31, 2022 were equal to Ps.13,523 million as compared to Ps.8,787 million for the fiscal year ended December 31, 2021, a 54% increase.
Other operating expenses related to banking activity for the fiscal year ended December 31, 2022 were equal to Ps.285,193 million, as compared to Ps.247,339 million of the fiscal year ended December 31, 2021, a 15% decrease.
Other operating expenses related to Naranja X for the fiscal year ended December 31, 2022 were equal to Ps.105,505 million, as compared to Ps.85,531 million for the fiscal year ended December 31, 2021, a 23% decrease.
xv) Loss on Net Monetary Position
Fiscal Year 2023 compared to Fiscal Year 2022
Loss on net monetary position for the fiscal year ended December 31, 2023 was equal to Ps.1,518,507 million as compared to Ps.851,316 million for the fiscal year ended December 31, 2022, a 78% increase. This increase was due to a higher annual inflation. Inflation as of December 31, 2023 was 211.40%, 11,660 bps higher than the 94.80% inflation rate as of December 31, 2022.
Loss on net monetary position related to banking activity for the fiscal year ended December 31, 2023 was equal to Ps.1,223,844 million as compared to Ps.692,019 million for the fiscal year ended December 31, 2022, a 77% increase.
Loss on net monetary position related to Naranja X for the fiscal year ended December 31, 2023 was equal to Ps.225,077 million as compared to Ps.129,558 million for the fiscal year ended December 31, 2022, a 74% increase.
Loss on net monetary position related to insurance activity for the fiscal year ended December 31, 2023 was equal to Ps.19,459 million as compared to Ps.6,065 million for the fiscal year ended December 31, 2022, a 221% increase.
Fiscal Year 2022 compared to Fiscal Year 2021
Loss on net monetary position for the fiscal year ended December 31, 2022 was equal to Ps.851,316 million as compared to Ps.482,259 million for the fiscal year ended December 31, 2021, a 77% increase. This increase was due to a higher annual inflation. Inflation as of December 31, 2022 was 94.79%, 4,385 bps higher than the 50.94% inflation rate as of December 31, 2021.
Loss on net monetary position related to banking activity for the fiscal year ended December 31, 2022 was equal to Ps.692,019 million as compared to Ps.389,735 million for the fiscal year ended December 31, 2021, a 78% increase.
Loss on net monetary position related to Naranja X for the fiscal year ended December 31, 2022 was equal to Ps.129,558 million as compared to Ps78,900 million for the fiscal year ended December 31, 2021, a 64% increase.
Loss on net monetary position related to insurance activity for the fiscal year ended December 31, 2022 was equal to Ps.6,065 million as compared to Ps4,010 million for the fiscal year ended December 31, 2021, a 51% increase.
xvi) Income Tax from Continuing Operations
Fiscal Year 2023 compared to Fiscal Year 2022
Income tax from continuing operations for the fiscal year ended December 31, 2023 was equal to Ps.205,840 million as compared to Ps.52,842 million for the fiscal year ended December 31, 2022, a 290% increase. This increase was mainly attributable to an increase in the operating income.

Income tax from continuing operations related to banking activity for the fiscal year ended December 31, 2023 was equal to Ps.155,273 million as compared to Ps.19,581 million for the fiscal year ended December 31, 2022, a 693% increase.
Income tax from continuing operations related to Naranja X for the fiscal year ended December 31, 2023 was equal to Ps.12,299 million as compared to Ps.6,088 million for the fiscal year ended December 31, 2022, a 102% increase.
Income tax from continuing operations related to insurance activity for the fiscal year ended December 31, 2023 was equal to Ps.1,829 million as compared to Ps.6,700 million for the fiscal year ended December 31, 2022 , a 73% decrease.

Fiscal Year 2022 compared to Fiscal Year 2021
Income tax from continuing operations for the fiscal year ended December 31, 2022 was equal to Ps.52,842 million as compared to Ps.99,525 million for the fiscal year ended December 31, 2021, a 47% decrease. This decrease was mainly attributable to a decrease in the operating income.
Income tax from continuing operations related to banking activity for the fiscal year ended December 31, 2022 was equal to Ps.19,581 million as compared to Ps.59,590 million for the fiscal year ended December 31, 2021, a 67% decrease.
Income tax from continuing operations related to Naranja X for the fiscal year ended December 31, 2022 was equal to Ps.6,088 million as compared to Ps.25,866 million for the fiscal year ended December 31, 2021, a 76% decrease.
Income tax from continuing operations related to insurance activity for the fiscal year ended December 31, 2022 was equal to Ps.6,700 million as compared to Ps.5,051 million for the fiscal year ended December 31, 2021 , a 33% increase.
A.8 Consolidated Assets
The main components of our consolidated assets as of the dates indicated below were as follows:

	As of December 31,
	2023		2022		2021
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Cash and due from banks	1,995,885	20	1,393,687	13	1,440,233	14
Debt Securities	598,795	6	2,467,190	24	1,431,195	14
Loans and other financing	3,080,706	30	3,871,627	37	4,515,267	44
Other Financial Assets	3,751,088	37	2,167,039	21	2,176,164	21
Equity investments in subsidiaries, associates and joint businesses	2,650	—	2,077	—	1,028	—
Property, Plant and Equipment	355,259	3	360,675	3	377,282	4
Intangible Assets	123,615	1	119,932	1	128,790	1
Other Assets	307,985	3	105,944	1	109,061	1
Assets available for sale	75	—	5	—	4	—
Total Assets	10,216,058	100	10,488,176	100	10,179,024	100
Of our Ps.10,216,058 million total assets as of December 31, 2023, Ps.8,654,510 million, or 85%, corresponded to Banco Galicia and Ps.1,340,327 million, or 13%, corresponded to Naranja X (Tarjetas Regionales on a consolidated basis). The remaining were primarily attributable to Sudamericana on a consolidated basis. The composition of our assets demonstrates an increase in the amounts reflected in our main line items, as described in more detail below.

As of December 31, 2023, the line item “Cash and Due from Banks” included cash for Ps.1,105,684 million, balances held at the BCRA for Ps.820,615 million and balances held in correspondent banks for Ps.890,200 million. The balance held at the BCRA is used for meeting the minimum cash requirements set by the BCRA.
Our holdings of debt securities as of December 31, 2023 was Ps.598,795 million. Our holdings of government and private securities are shown in more detail in Item 4. “Information on the Company”—B. “Operating Overview” — “Selected Statistical Information”— “Debt and Equity Securities”.
Our total net loans and other financing were Ps.3,080,706 million as of December 31, 2023, of which Ps.2,231,642 million corresponded to Banco Galicia’s portfolio and Ps.910,599 corresponded to Naranja X’ portfolios, the remaining amount to secured loans held by Sudamericana. For more information on loan and other financing activities portfolios, see Item 4. “Information on the Company”—B. “Operating Overview” — “Selected Statistical Information”— “Loan and Other Financing Portfolio”.
A.9 Exposure to the Argentine Public Sector
The following table shows our total net exposure, primarily related to Banco Galicia, to the Argentine public sector as of December 31, 2023, 2022 and 2021.

	As of December 31,
	2023	2022	2021
	(in millions of Pesos)
Government securities net position	2,518,686	3,704,340	2,046,774
Debt securities at fair value	421,525	2,448,673	1,424,475
Debt securities in pesos	(5,576)	114,969	265,626
Debt securities adjusted by CER	89,143	65,841	57,354
Debt securities in US$	18,118	16,330	109
DUAL Bond	319,840	8,894	—
Leliqs	—	2,242,639	1,101,386
Debt securities measurement at amortized cost	2,097,161	1,255,667	600,474
Debt securities in pesos	574,879	183,241	282,888
Debt securities adjusted by CER	1,071,316	865,723	317,586
Debt securities in US$	64,667	—	—
DUAL Bond	—	98,620	—
Leliqs	96,523	—	—
Lediv	289,776	108,083	—
Debt securities measured at fair value through OCI	—	—	21,825
Debt securities in pesos	—	—	21,825
Other Financing Assets	1,065,137	296,174	1,232,570
Repurchase agreement transactions - BCRA	1,064,534	292,082	1,232,407
Loans and Others Financing	502	4,010	6
Certificate of Participation in Trusts	101	82	157
Total (1)	3,583,823	4,000,514	3,279,344
____________________
(1)Does not include deposits with the BCRA, which constitute one of the items by which Banco Galicia complies with the BCRA’s minimum cash requirements.
As of December 31, 2023, the exposure to the public sector amounted to Ps.3,583,823 million, a decrease of 10% as compared to Ps.4,000,514 million for the year ended December 31, 2022. Excluding the debt securities issued by the BCRA, the Bank’s exposure amounted to Ps.2,132,990 million equal to 25% of total assets.

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
Traditionally, our primary source of funding has been Banco Galicia’s deposit taking activity. Although Banco Galicia has access to BCRA financing, management does not view this as a primary source of funding in line with our overall strategies discussed herein. Other important sources of funding have traditionally included issuing foreign currency-denominated medium and long-term debt securities issued in foreign capital markets and borrowing from international banks and multilateral credit agencies. Banco Galicia entered into a master loan agreement with the International Finance Corporation (“IFC”) in 2016, for US$130 million, divided into two parts, one with the purpose of providing funding via long-term loans to SMEs and the other part with the purpose of funding renewable energy projects and efficiency energy power projects. Additionally, Banco Galicia entered into a master bond agreement with the IFC for US$100 million in order to expand its loan program for environmental efficiency projects. As of the date hereof, the debt outstanding pursuant to the master loan agreement entered into with the IFC amounts to US$27 million (approximately Ps.2,740 million). On the other hand, as of the date hereof, the debt outstanding pursuant to the master bond agreements with the IFC amounts to US$44 million (approximately Ps.4,598 million)
Selling government securities under repurchase agreement transactions has been a recurrent source of funding for Banco Galicia. Although not presently a key source of funding, repurchase agreement transactions are part of the liquidity policy of the Bank. Within its liquidity policy, Banco Galicia considers its unencumbered liquid government securities holdings as part of its available excess liquidity. See Item 5. “Operating and Financial Review and Prospects” —B. “Liquidity and Capital Resources”—“Liquidity Management”.
Naranja X funds its business through the issuance of debt securities in the local and international capital markets, borrowing from local financial institutions and debt with merchants generated in the ordinary course of business of any credit card issuing company. In 2022, Naranja X issued debt securities in an amount equal to Ps.51,850 million and US$7.5 million (approximately US$300 million).

Below is a breakdown of our funding as of the dates indicated:

	As of December 31,
	2023		2022		2021
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Deposits	5,707,780	56	6,670,282	64	6,283,715	62
Checking Accounts	662,301	6	917,873	9	1,453,611	14
Savings Accounts	3,374,701	33	2,711,253	26	2,428,820	24
Time Deposits	1,160,459	11	2,636,766	25	2,208,649	21
Time Deposits - UVA	42,923	—	116,366	1	93,666	1
Others	322,943	4	148,163	1	37,808	—
Interests And Adjustments	144,453	1	139,861	1	61,161	1
Credit Lines	138,129	1	116,685	1	143,882	1
Argentine Central Bank	193	—	308	—	257	—
Correspondents	1,014	—	6,021	—	21,042	—
Financing from Local Financial Institutions	102,023	1	93,374	1	103,813	1
Financing from Foreign Financial Institutions	31,065	—	11,367	—	2,096	—
Financing from International Financial Institutions	3,834	—	5,615	—	16,674	—
Debt Securities (Unsubordinated and Subordinated) (1)	298,328	3	350,982	3	329,065	3
Other obligations (2)	2,054,577	20	1,454,345	15	1,575,449	15
Shareholders’ Equity	2,017,244	20	1,895,882	18	1,846,913	18
Total	10,216,058	100	10,488,176	100	10,179,024	99
(1)Each item includes principal, interest accrued, exchange rate differences and premiums payable, as well as UVA adjustment, where applicable.
(2)Includes debts with stores due to credit card transactions, collections on account of third parties in Pesos and foreign currency, miscellaneous obligations and allowances, among others.
The main sources of funds are (i) deposits from the private sector, (ii) lines of credit extended by local banks, international banks and multilateral credit agencies, (iii) repurchase transactions mainly related to government securities, (iv) mid- and long-term debt securities placed in the local and international capital market and (v) debts with stores due to credit card transactions.
As of December 31, 2023, deposits represented 56% of our funding, a decrease from the 64% of our funding that it represented as of December 31, 2022. Our deposit base decreased 14% in 2023 as compared to 2022. During fiscal year 2023, the Ps.962,502 million decrease in deposits was due to a decrease in amounts on deposit in our time deposits from Ps.2,636,766 million in December 2022 to Ps.1,160,459 million in December 2023, offset by an increase in saving accounts for Ps.663,448. For more information on deposits, see Item 4. “Information on the Company”—B. “Business Overview” — “Selected Statistical Information”—“Deposits”.
As of December 31, 2023, credit lines from international financial institutions amounted to Ps.3,834 million, which corresponded to amounts received from the IFC pursuant to a loan agreement. Also as of December 31, 2023, correspondents amounted to Ps.1,014 million and financing from local financial institutions totaled Ps.102,023 million, of this total Ps.94,611 million corresponded to agreements with banks and Ps.6,183 million corresponded to amounts received from the BICE (Argentine subsidiary of development bank called BICE “Banco de Inversion y Comercio Exterior”).
Our debt securities outstanding (only principal) were Ps.298,328 million as of December 31, 2023, as compared to Ps.350,982 million as of December 31, 2022, a decrease of 15%.

Of the total debt securities outstanding as of December 31, 2023, Ps.71,059 million corresponded to Peso-denominated debt issued by Naranja. The remaining Ps.227,269 million of outstanding debt securities corresponded to foreign currency-denominated debt in respect of subordinated debt securities due in 2026 issued by Banco Galicia, the green bond with the IFC and Class LII issued by Naranja.
As of December 31, 2023, the breakdown of our debt was as follows:

	December 31, 2023
	Currency	Expiration	Annual Interest Rate	Total(*)
	(in millions of Pesos, except for rates)
Banco Galicia
ON Subordinated(1)	US$	07.19.26	(2)	205,613
Green Bond	US$	06.21.25	5.90%	15,537
Naranja
LI Serie II	Ps.	01.31.24	Badlar + 6,00%	2,753
LIII Serie II	Ps.	04.07.24	Badlar + 5,25%	3,726
LIV Serie II	Ps.	07.05.24	Badlar + 4,99%	6,175
LV Serie II	Ps.	02.09.24	Badlar + 3,00%	6,196
LVII	Ps.	02.03.24	Badlar + 4,50%	11,129
LVIII	Ps.	04.27.24	Badlar + 5,00%	4,641
LIX	Ps.	07.27.24	Badlar + 5,00%	12,476
LX	Ps.	11.03.24	Badlar + 5,00%	23,963
LII	US$	04.30.24	5%	6,119
Total				298,328
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

i) Ratings
The following are our ratings as of the date of this annual report:

December 31, 2023
	Standard & Poor’s	Fix Scr	Fitch Ratings	Evaluadora Latinoamericana	Moody’s
Local Ratings
Grupo Financiero Galicia
Rating of Shares	1
Banco Galicia
Counterparty Rating	raCCC+
Debt (Long-Term / Short Term)		AAA(arg)/A1+(arg)
Subordinated Debt				AA-
Deposits (Long Term / Short Term)	raCCC+/ raC
Deposits (Local Currency / Foreign Currency)					AAA.ar / AA-.ar
Naranja
Medium-/Long-Term Debt		A1(arg)/ AA- (arg)
International Ratings
Banco Galicia
Issuer Credit Rating
Counterparty Risk Rating (Local Currency / Foreign Currency)	CCC-				Caa2 / Caa3
Bank Deposits (Local Currency / Foreign Currency)					Caa2 / Caa3
Long-Term Debt (Foreign Currency)					Caa2/Caa3
Subordinated Debt Securitie	C				Ca
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
Naranja has a Global Short-Term, Medium-Term and Long-Term Note Program (the "Program") for the issuance of up to US$1,000 million (or the equivalent amount in other currencies) that was approved by the CNV on May 10, 2018. Such notes may be unsecured or secured, denominated in Pesos, Dollars or, at Naranja’s option, in other currencies, with maturities of not less than 30 days after their issuance date. Also, such Notes may be offered in separate classes and/or series and may be re-issued, as applicable, in the amounts, at the prices and under the conditions to be established and specified in the applicable pricing supplement. On February 19, 2020, the Board of Directors of Tarjeta Naranja S.A.U. approved the extension of the term of the Program for 5 years. Then, on March 18, 2020, the National Securities Commission authorized said extension through Provision No. DI-2020-20-APN-GE#CNV.

Additionally, Naranja applied to the CNV to be registered as a frequent issuer, which was granted by Provision No. DI-2022-39-APN-GE#CNV on July 22, 2022. The status of a frequent issuer must be renewed annually, with the most recent renewal granted by Provision No. DI-2023-10-APN-GE#CNV on April 10, 2023. As of today, Naranja is processing the renewal for 2024.The program contains certain restrictions on liens, subject to the provisions established in the applicable pricing supplement with respect to each class and/or series of notes, so long as any note issued under such program remains outstanding.

Certain notes issued under Naranja’s program are subject to covenants that limit the ability of Naranja and their subsidiaries, subject to important qualifications and exceptions such as to: (i) declare or pay any dividend or make any distribution in respect of its capital stock; (ii) redeem, repurchase or retire its capital stock; (iii) make certain restricted payments; (iv) consolidate, merge or transfer assets; and (v) incur in any indebtedness, among others.

A.11 Contractual Obligations
The table below identifies the total amounts (principal and interest) of our main on balance-sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due as of December 31, 2023.

	December 31, 2023
	Maturity	Annual Interest Rate	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Banco Galicia
Deposits
Time Deposits (Ps./US$)	Various	Various	1,186,574	1,186,568	6	—	—
Debt Securities
		Badlar
2026 Subordinated (US$) (1)	2026	7.97%	198,368	—	198,368	—	—
Green Bond - IFC (US$)	2025	5.81%	15,497	10,331	5,166	—	—
Loans
IFC Financial Loans (US$)	Various	Various	2,695	2,695	—	—	—
Other Financial Loans (US$) (2)	Various	Various	31,065	31,065	—	—	—

BICE Financial Loans (Ps.)	Various	Various	4,703	762	710	3,231	—
BICE Financial Loans (US$)	Various	Various	1,249	1,249	—	—	—
Short-term Intrebank Loans (Ps.)	2024	80.00%	1,228	1,228	—	—	—
Repos (Ps.)	2024	1	23,189	23,189	—	—	—
Correspondents	2024	—	1,014	1,014	—	—	—
BCRA (Ps.)	2024	—	193	193	—	—	—
NaranjaX
Time Deposits (Ps./US$)	2024	1.26	19,000	19,000		—	—
Financial Loans with Local Banks (Ps.)	Various	Various	90,080	88,080	2,000	—	—
Debt Securities (Ps.)	Various	Various	55,361	55,361	—	—	—
Debt Securities (US$.)	2024	5%	6,064	6,064	—	—	—
Total			1,636,280	1,426,799	206,250	3,231	—
Principal and interest. Includes the UVA adjustment, where applicable.
(1) Interest payable in cash semi-annually, fixed rate of 7,9665%. Principal payable in full on July 19, 2026
(2) Borrowings to finance international trade operations to Bank customers.
i) Leases
The following table provides information for leases where Grupo Financiero Galicia is the lessee:

December 31, 2023
(In millions of Pesos)
Amounts recognized in the Statement of Financial Position:
Right-of-use asset (1)	17,776
Lease Liabilities (2)	(29,461)
____________________
(1)Recorded in the Property, Plant and Equipment item, for right of use of real property.

(2)Recorded in the item Other Financial Liabilities.

December 31, 2022
(In millions of Pesos)
Amounts recognized in the Statement of Income:
Charge for depreciation of right-of-use assets (1)(2)	(6,761)
Interest Expenses (3)	(3,404)
Expenses related to short-term leases (4)	(111)
Expenses related to low-value assets leases (4)	(521)
Sublease Income (5)	71
____________________
(1)Depreciation for right of use of Real Property.
(2)Recorded in the item Depreciation Expenses..
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

Our credit exposure related to these items as of December 31, 2023 is set forth below:

December 31, 2023
(in millions of Pesos)
Agreed Commitments	245,831
Export and Import Documentary Credits	18,275
Guarantees Granted	382,550
Responsibilities for Foreign Trade Transactions	18,315
The credit risk of these instruments is similar as the credit risk associated with credit facilities provided to individuals and companies. To provide guarantees to our customers, we may require counter-guarantees, which are classified as follows:

December 31, 2023
(in millions of Pesos)
Other Preferred Guarantees Received	17,014
Other Guarantees Received	11,759
In addition, checks to be debited and credited, notes, invoices and miscellaneous items subject to collection are recorded in memorandum accounts until such instruments are approved or accepted.
The risk of loss in these offsetting transactions is not significant.

December 31, 2023
(in millions of Pesos)
Checks and Drafts to be Debited	78,410
Checks and Drafts to be Credited	74,255
Values for Collection	524,459
Grupo Galicia acts as trustee pursuant to trust agreements to secure obligations in connection with financing transaction undertaken by its customers. The amount of funds and securities held in trust as of December 31, 2023 is as follows:

December 31, 2023
(in millions of Pesos)
Trust Funds	18,385
Securities Held in Custody	17,190,472
These funds and securities are not included in Grupo Galicia’s consolidated financial statements as it does not have control over the same. For additional information regarding off-balance sheet financial instruments, see Note 48 to our audited consolidated financial statements.
A.13 Principal Trends
i) Related to Argentina
During this year, the focus will be on the correction of macroeconomic imbalances that the new Government will carry out. Javier Milei's administration started with an exchange rate correction in mid-December 2023, which allowed the BCRA to purchase foreign currency and accumulate international reserves again. The initial jump in the exchange rate, added to the relative price correction initiated in December, resulted in an acceleration of inflation by the end of 2023 which is expected to last during the first months of 2024.
A competitive exchange rate, together with the recovery of the harvested volume during the 2023/24 season, are expected to generate more favorable conditions to accumulate reserves. The BCRA's ability to continue buying foreign currency will also be affected by the way in which the importers' debt with their foreign suppliers is solved. Once international reserves are replenished, the regulations that continue to restrict access to the foreign exchange and financial markets could be relaxed.

The country is in need to achieve fiscal balance with the purpose of eliminating financing from the BCRA to the Treasury. Such need makes it necessary for the Government to apply an upward adjustment in public services' rates, given that the virtual freezing of tariffs in recent years has led to a fall in the ratio coverage of utilities supply costs, adding pressure on Government spending on economic subsidies. However, the absorption of pesos by the BCRA, together with the fall in monetary balances in real terms, would help inflation rates moderate once the aforementioned rate corrections are implemented.

The sustainability of the implemented corrections is subject to the achievement of the fiscal balance goal. Whether said goal is achieved will depend on the approval of tax increases (increase in withholdings on exports), the reversal of the changes made to the Income Tax and the implementation of a moratorium, among other measurements that could be taken by the Government. These measurements, in turn, will be subject to the degree of governability of the new administration and its ability to reach consensus with the different actors in the political sphere.

Economic activity will be negatively affected by the corrections adopted during the first months of the year. However, the gain in competitiveness will likely help the dynamism of the tradable sectors. In addition, there is expected to be a recovery in the harvest after the sharp drop seen during the previous season which could cushion part of the negative performance expected for certain sectors, particularly those linked to mass consumption.
ii) Related to the Financial System

The Argentine financial system will continue to interact mainly with the private sector, with short-term financing and impositions, while maintaining high levels of liquidity. The profits of entities in the financial system are currently greatly influenced by the context of high inflation. In any case, banks are expected to continue recording positive real profits, allowing capitalization levels to be maintained above minimum requirements. The current levels of irregular coverage with accounting provisions constitute another of the strengths of the financial system. The low leverage compared regionally in companies and families demonstrates the potential of Argentine financial entities.

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
iii) Related to Us

We believe that 2024 will be marked by uncertainty, as previously mentioned. In a context of weak economic recovery and clear pressure on prices, we expect the BCRA and the Government to gradually reduce the regulations on our operations. In that regard, they have already eliminated the minimum interest rate for term deposits. We also anticipate a reduced volume of subsidized credit lines for the SME sector, or the removal or adjustment of maximum interest rates for some loan lines, among others.

During the first quarter of the year, increased inflation significantly exceeded the efforts from the BCRA to achieve positive interest rates in real terms. Looking forward, we expect consecutive rate increases that should help reduce inflation levels towards the end of the year.

With the aforementioned macroeconomic framework, we foresee the following possible impacts on Banco Galicia’s operations:

Although the Company's financial income could continue to be adversely impacted by maximum lending interest rates, a demand driven by subsidized credit and a reduction in system volumes, we expect our financial income to improve as compared to the previous year due to an increase in real interest rates expected to happen within the year 2024.

It is expected that the deceleration of prices will reduce the risk of exposure to inflation by non-monetary assets, which would benefit the Bank's financial revenues.

On the other hand, the compression of interest rates is likely to reduce the financial intermediation margins, which could be partially offset by an increase in volumes in the latter part of the year. We anticipate that this increase in volumes will occur partly organically, through an increase in our market share of deposits and loans.

Despite regulations limiting prices' increase and restrictions to access the FX Market, fee income is expected to increase in 2024 due to to efficiencies generated in the lines of business.

Given the undergoing digital transformation, Banco Galicia is becoming more efficient and such efficiencies are translated into more stable administrative expenses compared to the previous year.

In sum, the Bank’s business is expected to improve during 2024 relative to the previous year provided that the depicted macroeconomic scenario holds; i.e., experience higher monetary policy rates in real terms, reduce macroeconomic imbalances and avoid a run against the peso. However, Banco Galicia’s current liquidity and solvency levels will allow it to cope with this situation.
With respect to Naranja X, as it is a credit-and-consumption-related business, it is certainly difficult for us to make any forecast for the coming months due to the current high level of economic volatility. Based on the 2024 Argentine budget this year is expected to be marked by the aftermath of the economic crisis in Argentina and the estimated impact will be reflected in a potential drop in the volume of operations or customer transactions. Therefore, revenue obtained from services will be affected. Loan and other receivables loss provisions will increase as a consequence of the general impact of the economic environment.
Within this context, the risks and opportunities faced by Naranja X are worth highlighting. Among the risks, the country's economic instability in recent years represents one of the greatest challenges. The years of activity contraction, exchange rate volatility, high inflation, changing regulations on the sector and the implementation of reforms with uncertain results are only some examples of the challenges faced by the financial sector in general, and by Naranja X in particular.
However, Naranja X is committed to becoming the most humane and popular technological and financial platform in Argentina, with a familiar approach to its client which will allow it to scale with simplicity and massiveness, new products and services, facilitating inclusion and financial education.
On the other hand, Sudamericana does not foresee significant consequences on their business during 2024, either in economic or financial terms.
During 2024, Galicia Retiro will continue to offer its Retiro Individual in pesos, although there is not expected to be a focus on increasing the placement of the same.
In addition, during 2024 Galicia Seguros expects to continue implementing its strategic plan from prior years, with the aim of sustaining the growth obtained in previous years. The company will continue to work to expand its business through Banco Galicia and Naranja X’s various customer channels, as well as through the continued development of its existing sales channels by offering new products, through the application of new means of contacts and sale, and through the potential offering of insurance underwriting in new property lines.
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

The operational management of the Grupo Financiero Galicia’s subsidiaries is currently stable, hopefully enabling us to comply with the needs and demands of our customers and of the control and supervision bodies. The implementation of work from home policies for our employees and our technological infrastructure have become invaluable tools to remain operative.
During 2024, Grupo Financiero Galicia will continue with the objective of strengthening its leadership position in the market, paying attention to the profitability of the business, leveraged by expansion and attraction of new clients. Grupo Financiero Galicia believes that this strategy is only possible to the extent that a differentiating experience is provided to its customers, which is based on digital transformation and the simplicity of the proposal.

The search for simplicity in offering products and services to its customers, as well as safer and more efficient processes are objectives that allow Grupo Financiero Galicia to face significant growth and generate operational efficiency at the same time. Tailoring offers to clients and segment and focusing on improving its customers' experience are the keys for their continuing to choose Grupo Financiero Galicia. Focusing on these pillars the Company hopes to leverage new lines of business, such as NAVE, new companies, such as Inviu and Nera, or mergers, such as those of Naranja and Naranja Digital.

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
During fiscal years 2021 and 2022, Grupo Financiero Galicia received dividends from its subsidiaries in the amount of Ps.3,284 million (equivalent to Ps.24,997 million as of December 31, 2023), and Ps.25,476 million (equivalent to Ps.110,051 as of December 2023), respectively.

During fiscal year 2023, Grupo Financiero Galicia received cash dividends from its subsidiaries for Ps 93,595 million (equivalent to Ps.185,428 million as of December 31, 2023).

During February 2024, we received a dividend of Ps.19,370 million from Galicia Asset Management. Similarly, during March 2024, we received cash dividends of Ps.306 million from Galicia Warrants. During April 2024, we received US$10 million from Galicia Securities, Ps.6,200 million from Sudamericana Seguros Galicia, and it was schedule to received from Tarjetas Regionales Ps.30,000 million.

According to Grupo Financiero Galicia’s policy for the distribution of dividends and due to Grupo Financiero Galicia’s financial condition for the fiscal year ended December 31, 2023 and the fact that most of the profits for fiscal years 2021 and 2022 also corresponded to income from holdings (with just a fraction corresponding to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations Law) a proposal was made by the Board of Directors, to be treated at the next Shareholders’ Meeting to be held on April 30, 2024. The proposals made are i) to distribute a cash dividend or in kind for an amount, that inflation adjusted, pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, results in Ps. 65,000,000,000 (which represents 4,407.6998%) being distributed regarding 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each and ii) considering the company´s intention to distribute an additional cash dividend beyond the one proposed, and contingent upon the certainty of receiving dividends from our subsidiaries, as well as the company´s economic-financial situation, it is proposed to delegate to the Board of Directors the authority to disaffect Discretionary Reserves for an amount of Ps. 255,000,000,000, expressed in homogeneous currency at the time of the effective payment in accordance with the BCRA´s regulations. This amount is subject to liquidity conditions, dividends received from our subsidiaries, and the financial situation to determine the payment of a cash dividend or a kind, in this case valued at market price, or in any combination of both options, in one or more opportunities.

For Fiscal year 2022, the shareholders’ meeting held on April 25, 2023, approved the distribution of cash dividends for a total amount of Ps.85,000 million, that was effectively paid as follows: (i) in May 2023, Ps.35,000 million (equivalent to Ps.76,638 million as of December 31, 2023) which represented a dividend of 2,373.3768% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, (ii) in June 2023, Ps.12,500 million (equivalent to Ps.25,833 million as of December 31, 2023) which represented a dividend of 847.6345% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, (iii) in July 2023, Ps.12,500 million (equivalent to Ps.24,292 million as of December 31, 2023) which represented a dividend of 847.6345% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, (iv) in August 2023, Ps.12,500 million (equivalent to Ps.21,604 million as of December 31, 2023) which represented a dividend of 847.6345% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 and (v) in September, Ps.12,500 million (equivalent to Ps.19,161 million as of December 31, 2023) which represented a dividend of 847.6345% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1.

For Fiscal year 2021, the shareholders’ meeting held on April 26, 2022, approved the distribution of cash dividends for a total amount of Ps.19,000 million, that was effectively paid as follows: in May 2022, Ps.11,000 million (equivalent to Ps.57,486 million as of December 31, 2023) which represented a dividend of 745.9184% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, in September 2022, Ps.4.000 million (equivalent to Ps.20,905 million as of December 2023) which represented a dividend of 271.2430% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, and in January 2023, Ps.4.000 million, (equivalent to Ps.11,748 million as of December 2023) which represented a dividend of 271.2430% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1.

For fiscal year 2021, and 2022, pursuant to what is set by paragraph added below Article 25 of Law 23,966, that was incorporated by Law 25.585 (and its subsequent amendments), when corresponding, Grupo Financiero Galicia withheld the amounts paid for said each fiscal year in its capacity as substitute taxpayer of the shareholders’ subject to the tax on personal assets. Similarly, for fiscal year 2023, Grupo Financiero Galicia will withhold, when corresponding, an amount for said tax on personal assets and for the income tax in accordance with Article 97 of Law 20,683 on dividends to be distributed. See Item 8. “Financial Information”—"Dividend Policy and Dividends.”

During fiscal year 2021, Grupo Financiero Galicia made capital contributions for a total amount of Ps.977 million (equivalent to Ps.6,751 million as of December 2023), to IGAM LLC.

During fiscal year 2022, Grupo Financiero Galicia made capital contributions for a total amount of Ps.2,449 million (equivalent to Ps.11,659 million as of December 2023) to IGAM LLC and Ps.277 million (equivalent to Ps.1,012 million as of December 2023) to Agri Tech Investments LLC.

For fiscal year 2023, Grupo Financiero Galicia made capital contributions for Ps.605 million (equivalent to Ps.1,045.7 million as of December 2023) and US$10 million to Sudamericana Seguros Galicia, Ps.975.2 million to Agri Tech Investments (equivalent to Ps.2,036.1 million as of December 2023) and US$0.017 million, US$5 million to IGAM LLC, US$0.034 million to Galicia Holdings US INC, US$1 million to Galicia Ventures LP and US$0.02 million to Galicia Investments LLC.

Additionally, Grupo Financiero Galicia made capital contribution during March, 2024 for Ps.490 million and US$0.035 million in favor of Agri Tech Investments. Likewise, a capital contribution was made during March, 2024 in favor of IGAM LLC for US$5 million, US$1,3 million for Galicia Holdings US during January 2024 and US$0.75 million, in favor of Galicia Ventures LP that were made during January and February 2024.

As of December 31, 2023, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.4.1 million, short-term investments made up of special checking account deposits, mutual funds, and government securities in an amount of Ps.11,795 million and foreign currency in an amount of US$12.3 million.

As of December 31, 2022, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.2 million, short-term investments made up of special checking account deposits, mutual funds, and government securities in an amount of Ps.9,258 (equivalent to Ps.28,836 million as of December 2023) million and foreign currency in an amount of US$12.3 million.

As of December 31, 2021, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.0.9 million, short-term investments made up of special checking account deposits, mutual funds, and government securities in an amount of Ps.559 million (equivalent to Ps.3,391 million as of December 2023) and foreign currency in an amount of US$8.3 million.
For a description of the notes issued by Grupo Financiero Galicia, see —Item 5.A. “Operating Results” —” Debt Programs”.
Each of our subsidiaries is responsible for their own liquidity management. For a discussion of Banco Galicia’s liquidity management, see “Banco Galicia’s Liquidity Management-Banco Galicia Liquidity Management”.
B.2 Consolidated Cash Flows
Our consolidated statements of cash flows were prepared in accordance with IAS 7 (Statements of Cash Flows). See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2023, December 31, 2022 and December 31, 2021 included in this annual report.
As of December 31, 2023, on a consolidated basis, we had Ps.3,267,340 million in available cash (defined as total cash and cash equivalents), representing a Ps.864,221 million decrease as compared to the Ps.4,131,561 million in available cash as of December 31, 2022.
As of December 31, 2022, on a consolidated basis, we had Ps.4,131,561 million in available cash (defined as total cash and cash equivalents), representing a Ps.237,426 million increase as compared to the Ps.3,894,135 million in available cash as of December 31, 2021.
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
The table below summarizes the information from our consolidated statements of cash flows for the fiscal years ended December 31, 2023, 2022 and 2021.

	December 31,
	2023	2022	2021
	(in millions of Pesos)
Net Cash generated by Operating Activities	1,667,301	1,794,287	1,715,528
Net Cash used in Investment Activities	(81,858)	(58,232)	(51,062)
Net Cash generated by / (used in) Financing Activities	(229,764)	83,960	51,128
Exchange income on Cash and Cash Equivalents	1,034,032	559,889	269,314
Net increase in cash and cash equivalents	2,389,711	2,379,904	1,984,908
Monetary loss related to cash and cash equivalents	(3,253,932)	(2,142,478)	(1,559,297)
Cash and cash equivalents at the beginning of the year	4,131,561	3,894,135	3,468,524
Cash and cash equivalents at end of the year	3,267,340	4,131,561	3,894,135
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
i) Cash Flows from Operating Activities

	December 31,
	2023	2022	2021
	(in millions of Pesos)
Cash Flows from Operating Activities
Income before Taxes from Continuing Operations	543,010	204,099	288,144
Adjustment to Obtain the Operating Activities Flows:
Loan and other Receivables Loss Provisions	190,683	163,294	133,151
Depreciation Expenses	84,279	86,812	87,942
Loss on Net Monetary Position	1,518,506	851,315	482,259
Other Operations	704,537	560,287	737,888
Net (Increases)/Decreases from Operating Assets:
Debt securities measured at fair value through profit or loss	(347,701)	105,255	(81,724)
Derivative Financial Instruments	(24,927)	(2,798)	12,258
Repurchase Transactions	15,181	804	(772)
Other Financial Assets	12,241	(25,729)	(47,688)
Net Loans and Other Financing
- Non-financial Public Sector	3,100	(4,005)	—
- Other Financial Institutions	(56,044)	55,301	56,800
- Non-financial Private Sector and Residents Abroad	584,705	435,732	106,471
Other Debt Securities	(784,480)	(569,484)	(361,135)
Financial Assets Pledged as Collateral	42,102	(259,920)	(42,360)
Investments in Equity Instruments	(3,680)	622	38,398
Other Non-financial Assets	(34,207)	(10,830)	4,568
Non-current Assets Held for Sale	(71)	—	264
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector	(63,720)	(27,379)	(39,931)
- Financial Sector	593	1,041	2,596
- Non-financial Private Sector and Residents Abroad	(899,375)	412,805	128,759
Liabilities at fair value through profit or loss	49,241	(215)	459
Derivative Financial Instruments	6,963	956	3,794
Other Financial Liabilities	193,450	(104,907)	301,002
Provisions	(11,547)	5,356	(7,997)
Other Non-financial Liabilities	75,608	10,522	1,361
Income Tax Collections/Payments	(131,146)	(94,647)	(88,979)
Net Cash generated by Operating Activities	1,667,301	1,794,287	1,715,528
In fiscal year 2023, net cash generated by operating activities taking into account the impact of inflation amounted to Ps.1,667,301 million, mainly due to a Ps.584,705 million net increase in cash generated from net loans and other financing to the non-financial private sector and to residents abroad and Ps.(899,375) million net increase in cash generated from deposits from the non-financial private sector and from residents abroad. Such amounts were partially offset by net cash used of Ps.784,480 million related to a net increase in other debt securities.
In fiscal year 2022, net cash generated by operating activities taking into account the impact of inflation amounted to Ps.1,794,287 million, mainly due to a Ps.435,732 million net decrease in cash generated from net loans and other financing to the non-financial private sector and to residents abroad and Ps.412,805 million net increase in cash generated from deposits from the non-financial private sector and from residents abroad. Such amounts were partially offset by net cash used of Ps.569,484 million related to a net increase in other debt securities.

In fiscal year 2021, net cash generated by operating activities taking into account the impact of inflation amounted to Ps.1,715,528 million, mainly due to a Ps.301,002 million net increase in cash generated from other financial liabilities and a Ps.128,759 million net increase in net cash generated from deposits from the non-financial private sector and from residents abroad. Such amounts were partially offset by net cash used of Ps.361,135 million related to an increase in other debt securities.
ii) Cash Flows from Investing Activities

	December 31,
	2023	2022	2021
	(in millions of Pesos)
Cash Flows from Investment Operations
Payments:
Purchase of PP&E, Intangible Assets and Other Assets	(74,019)	(57,704)	(60,316)
Interests in other companies	(2,521)	(2,421)	(1,268)
Collections:
Sale of PP&E, Intangible Assets and Other Assets	4,816	1,893	3,944
Dividends earned	1,015	—	6,304
Discontinued Operations/Sale of Equity Investments in Associates and Joint Ventures	—	—	274
Net Cash used in by Investment Activities	(81,858)	(58,232)	(51,062)
In fiscal year 2023, net cash used in investing activities amounted to Ps.81,858 million and was mainly attributable to the acquisition of property, plant and equipment, intangible assets and other assets for Ps.74,019 million. Such amount was partially offset by funds received from the sale of property, plants and equipment, intangible assets and other assets for Ps.4,816 million.
In fiscal year 2022, net cash used in investing activities amounted to Ps.58,232 million and was mainly attributable to the acquisition of property, plant and equipment, intangible assets and other assets for Ps.57,704 million. Such amount was partially offset by funds received from the sale of property, plants and equipment, intangible assets and other assets for Ps.1,893 million.
In fiscal year 2021, net cash used in investing activities amounted to Ps.51,062 million and was mainly attributable to the acquisition of property, plant and equipment, intangible assets and other assets for Ps.60,316 million. Such amount was partially offset by dividends received from investments in equity instruments for Ps.6,304 million and by funds received from the sale of property, plants and equipment, intangible assets and other assets for Ps.3,944 million.

iii) Cash Flows from Financing Activities

	December 31,
	2023	2022	2021
	(in millions of Pesos)
Cash Flows from Financing Activities
Payments:
Unsubordinated Debt Securities	(157,188)	(124,999)	(103,468)
Loans from Local Financial Institutions	(335,728)	(160,146)	(107,656)
Dividends	(179,276)	(66,214)	(11,683)
Leases payment	(6,373)	(8,331)	(10,531)
Collections:
Unsubordinated Debt Securities	75,021	209,972	144,871
Loans from Local Financial Institutions	373,780	233,678	139,595
Net Cash generated / (used in) by Financing Activities	(229,764)	83,960	51,128
In fiscal year 2023, net cash generated in financing activities amounted to Ps.229,764 million due to: (i) Ps.335,728 million of loans received from local financial institutions and (ii) Ps.157,188 million received from the issuance of unsubordinated debt securities. Such amount was partially offset by: (i) payments on outstanding loans from local financial institutions for Ps.373,780 million and (ii) payments on outstanding unsubordinated debt securities for Ps.75,021 million during 2023.

In fiscal year 2022, net cash generated in financing activities amounted to Ps.83,960 million due to: (i) Ps.160,146 million of loans received from local financial institutions and (ii) Ps.124,999 million received from the issuance of unsubordinated debt securities. Such amount was partially offset by: (i) payments on outstanding loans from local financial institutions for Ps.233,678 million and (ii) payments on outstanding unsubordinated debt securities for Ps.209,972 million during 2022.

In fiscal year 2021, net cash used in financing activities amounted to Ps.51,128 million due to: (i) Ps.144,871 million as consequence of payments of loans obtained from local financial institutions and (ii) Ps.103,468 million received from the issuance of unsubordinated debt securities and (ii) Ps.139,595 million of loans received from local financial institutions. Such amount was partially offset by: (i) payments on outstanding loans from local financial institutions for Ps.107,656 million and (ii) payments on outstanding unsubordinated debt securities for Ps.103,468 million during 2021.
iv) Effect of Exchange Rate on Cash and Cash Equivalents
In fiscal year 2023, the effect of the exchange rate on consolidated cash flow amounted to Ps.1,034,032 million, an increase of Ps.474,143 million as compared to fiscal year 2022. The exchange rate as of December 31, 2023 was Ps.808.48 per US$1.
In fiscal year 2022, the effect of the exchange rate on consolidated cash flow amounted to Ps.559,889 million, an increase of Ps.290,575 million as compared to fiscal year 2021. The exchange rate as of December 31, 2022 was Ps.177.13 per US$1.
In fiscal year 2021, the effect of the exchange rate on consolidated cash flow amounted to Ps.269,314 million, a decrease of Ps.31,060 million as compared to fiscal year 2020. The exchange rate as of December 31, 2021 was Ps.102.75 per US$1.
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
As of December 31, 2023, the consolidated gaps between maturities of Grupo Financiero Galicia's financial assets and liabilities based on contractual remaining maturity were as follows:

	December 31, 2023
	Less than one Year	1 –5 Years	5 – 10 Years	Over 10 Years	Total
	(in millions of Pesos, except ratios)
Assets
Cash and Due from Banks	1,182,817	—	—	—	1,182,817
Argentine Central Bank – Escrow Accounts	1,073,022	—	—	—	1,073,022
Overnight Placements in Banks Abroad	16,617	—	—	—	16,617
Loans – Public Sector	14,114	3,270	—	—	17,384
Loans – Private Sector	2,533,335	183,076	44,789	60,600	2,821,800
Government Securities	2,546,708	59,171	—	—	2,605,879
Notes and Securities	30,168	8,156	—	—	38,324
Financial Trusts	—	—	—	—	—
Receivables from Financial Leases	303	166	—	—	469
Other Financing	22,151	45,972	—	—	68,123
Government Securities Forward Purchase	1,157,830	—	—	—	1,157,830
Total Assets	8,577,065	299,811	44,789	60,600	8,982,265
Liabilities
Deposits in Savings Accounts	2,928,158	—	—	—	2,928,158
Demand Deposits	1,431,782	—	—	—	1,431,782
Time Deposits	1,205,532	6	—	—	1,205,538
Notes	61,751	200,542	—	—	262,293
Banks and International Entities	44,097	5,168	—	—	49,265
Local Financial Institutions	93,424	5,900	—	—	99,324
Other Financing	1,345,774	18,824	1,922	853	1,367,373
Total Liabilities	7,110,518	230,440	1,922	853	7,343,733
Asset / Liability Gap	1,466,547	69,371	42,867	59,747	1,638,532
Cumulative Gap	1,466,547	1,535,918	1,578,785	1,638,532
Ratio of Cumulative Gap to Cumulative Liabilities	20.6%	20.9%	21.5%	22.3%
Ratio of Cumulative Gap to Total Liabilities	20.0%	20.9%	21.5%	22.3%
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
Banco Galicia must comply with a maximum limit set by its board of directors for liquidity mismatches. This limit has been established at -25% (minus 25%) for the ratio of cumulative gap to total liabilities within the first year. Banco Galicia complies with the established policy, since such gap was of 9.0% as of December 2023.
ii) Banco Galicia Liquidity Management
The following is a discussion of Banco Galicia’s liquidity management.
Banco Galicia’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet customer’s credit demand. To set the appropriate level, forecasts are made based on historical experience and on an analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds. As of December 31, 2023, Banco Galicia’s liquidity structure was as follows:

December 31, 2023
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

	As of December 31,
	2023	2022	2021
	(in millions of Pesos, except ratios, multiples and percentages)
Shareholders’ Equity attributable to GFG	2,017,155	1,895,882	1,846,913
Shareholders’ Equity attributable to GFG as a Percentage of Total Assets	19.74	18.08	18.14
Total Liabilities as a Multiple of Shareholders’ Equity attributable to GFG	4.06	4.53	4.51
Tangible Shareholders’ Equity (1) as a Percentage of Total Assets	18.53	16.93	16.88
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
For a more detailed description of our capital expenditures in 2022 and our capital commitments for 2023, see Item 4. “Information on the Company”— A. “History and Development of the Company”—“Capital Investments and Divestitures”. For a description of financing of our capital expenditures, see —“Consolidated Cash Flows”.
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
Item 6.    Directors, Senior Management and Employees

A. Directors and Senior Management
Our Board of Directors
Our ordinary and extraordinary shareholders’ meeting took place on April 25, 2023. The following table sets out the members of our Board of Directors as of that date, the positions they hold within Grupo Financiero Galicia, their dates of birth, their principal occupations and the dates of their appointment and on which their current terms will expire. Terms expire when the annual shareholders’ meeting takes place.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Eduardo J. Escasany	Chairman	June 30, 1950	Businessman	April 2005	April 2025
Pablo Gutierrez	Vice Chairman	December 9, 1959	Businessman	April 2003	April 2025
Federico Braun	Director	February 4, 1950	Businessman	September 1999	April 2026
Silvestre Vila Moret	Director	April 26, 1971	Businessman	June 2002	April 2026
Sebastián Gutierrez	Director	June 8, 1963	Businessman	April 2021	April 2024
Tomás Braun	Director	December 17, 1979	Businessman	April 2021	April 2026
Alejandro Asrin	Director	November 15, 1969	Lawyer	April 2021	April 2025
Claudia Raquel Estecho	Director	September 24, 1957	Accountant	April 2019	April 2024
Miguel C. Maxwell	Director	December 19, 1956	Accountant	April 2020	April 2024
Sergio Grinenco	Alternate Director	May 26, 1948	Banker	April 2003	April 2024
Ana María Bertolino	Alternate Director	June 1, 1951	Lawyer	April 2019	April 2025
Pedro A. Richards	Alternate Director	November 14, 1952	Businessman	April 2021	April 2026
Daniel Llambías	Alternate Director	February 8, 1947	Businessman	April 2021	April 2026
Alejandro Rojas Lagarde	Alternate Director	July 17, 1937	Lawyer	April 2000	April 2024
Ricardo Alberto Gonzalez	Alternate Director	June 12, 1951	Businessman	April 2019	April 2025
The following is a summary of the biographies of the members of our Board of Directors:
Eduardo J. Escasany: Mr. Escasany obtained a degree in economics at the Universidad Católica Argentina. He held various roles with Banco Galicia from 1973 to 2002. He was appointed to Banco Galicia’s board of directors in 1975. In 1979, he was elected as the vice chairman and from 1989 to 2002 he served as the chairman of Banco Galicia’s board of directors and its chief executive officer. Additionally, he was the Director of the Institute of International Finance and President of Casa Escasany (Jewelry and Watches). He served as Vice President of the Argentine Banking Association from 1989 to 1993 and as President from 1993 to 1999. In 2005, he joined Grupo Financiero Galicia as a regular Director. Currently, Mr. Escasany is the Chairman of Grupo Financiero Galicia, a position he has held since 2010. He is also a member of the Board of Directors and Chairman of the Foundation Banco de Galicia y Buenos Aires. Mr. Escasany is Mr. Silvestre Vila Moret's uncle.
Pablo Gutierrez: Mr. Gutiérrez obtained a degree on Business Administration from Universidad de Buenos Aires. He has held various roles for Banco Galicia since 1985; he was Manager of Private Banking, Manager of Investment Department, Manager of Risk Management, he was also Finance Manager and finally, he was promoted to manage the whole Financial Area. In 2005, he was appointed to the Board of Directors of Banco Galicia as a regular Director and in 2012 he was elected Vice-Chairman of Grupo Financiero Galicia. He was an alternate director of Grupo Financiero Galicia from April 2003 to April 2010 when he was appointed as regular Director. In April 2012, he was appointed as vice chairman of Grupo Financiero Galicia. He is also a regular Director of Tarjetas Regionales, Tarjeta Naranja, Marin S.A. and Lifetime Member of Fundación Banco Galicia y Buenos Aires. Mr. Pablo Gutierrez is Mr. Sebastian Gutierrez's sibling.
Federico Braun: Mr. Braun obtained a degree in industrial engineering at University of Buenos Aires. He was associated with Banco Galicia from 1984 to 2002. Mr. Braun is chairman of Estancia Anita S.A., Tarjeta del Mar and S.A. Importadora y Exportadora de la Patagonia and vice chairman of Asociación Empresaria Argentina (AEA) and Asociación de Supermercados Unidos (ASU). He is member of Camara Argentina de Comercio (CAC) in representation of ASU. He is a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. He has been a member of the Board of Directors since September 1999. Mr. Federico Braun is Tomás Braun's father.
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
Sebastián Gutiérrez: Mr. Gutiérrez obtained a degree in Economics from the Universidad de Buenos Aires. He joined Banco Galicia in 1988, where he held different positions. He served as Private Banking Manager, International Sales Manager and Executive Director of the London –UK and New York-USA business units. In 2015, he was appointed as General Manager of Galicia Seguros, position he held until March 2021. He was appointed as regular Director of Grupo Financiero Galicia in April 2021 and is also Chairman of Sudamericana Holding S.A. Mr. Sebastián Gutierrez is Mr. Pablo Gutierrez's sibling.
Tomás Braun: Mr. Tomas Braun obtained a degree in Economics, a Master in finance at Universidad Torcuato Di Tella and a Masters in Business at Stanford Graduate School of Business in the U.S. Since April 2021 he is a regular Director of Grupo Financiero Galicia, Tarjeta Naranja S.A.U. and Inviu S.A. He joined Banco Galicia in 2006, where he developed leadership roles in sales, marketing, and business development. Tomas is Partner at Boost Capital Partners, a UK based venture capital fund that invests both in Europe and Latam. Previous to joining Boost, Tomas has been an active early-stage investor in Latam as a Partner at Kalei Ventures and as an active angel investor. Before that, Tomas led product development at LendingFront (a NYC-based Fintech SAAS startup). Tomás Braun is the son of Mr. Federico Braun.
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

Miguel C. Maxwell: Mr. Maxwell obtained a degree in national public accounting at the Universidad de Buenos Aires and completed the High Management Program of IAE Business School (Harvard Business School – University of Navarra). He developed his professional career at Deloitte & Co. S.A., where, after being promoted to Audit Partner and leading the Audit business in Argentina, he reached the position of CEO of Argentina, LATCO (15 countries) and became a member of the Board of Deloitte Touche Tohmatsu. He is regular Director of Grupo Financiero Galicia S.A., a position he has held since 2020. He is Chairman of the Advisory Board of Llorente & Cuenca (LLYC) and syndic of LIAG Argentina S.A. and Importadora y Exportadora del Norte S.A. (Don Mario Group). He is also member of the Boards of Directors of the Hospital Británico de Buenos Aires, Asociación Argentina de Cultura Inglesa and Club Champagnat and Accounts Reviewer of the Harvard Club of Argentina.

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

Board Diversity Matrix (As of December 2023)
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
Accordingly, the Board of Directors established an Audit Committee with three members. For fiscal year 2023, Messrs. Claudia Estecho, Sebastián Gutiérrez and Miguel Maxwell were the members of the Audit Committee, with Claudia Estecho and Miguel Maxwell considered independent pursuant to the CNV and Nasdaq requirements. All members of the Audit Committee are financially literate and have extensive experience in management. Mr. Miguel Maxwell was the financial expert serving on our Audit Committee during fiscal year 2023.
According to the CNV rules, the Audit Committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposals for the appointment of the independent auditors and the compensation for the Directors, (ii) issuing a report detailing the activities performed according to the CNV requirements, (iii) issuing the Audit Committee’s annual plan and implementing it each fiscal year, (iv) evaluating the external auditors’ independence, work plans and performance, (v) evaluating the plans and performance of the internal auditors, (vi) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (vii) following-up on the use of information policies on risk management at Grupo Financiero Galicia’s main subsidiaries, (viii) evaluating the reliability of the financial information to be filed with the CNV and the SEC, (ix) verifying compliance with the applicable conduct rules, and (x) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders. The Audit Committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2023, the Audit Committee held twelve meetings.
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
The following table shows the members of our Supervisory Committee. Each of our syndics was appointed at the ordinary shareholders’ meeting held on April 25, 2023. Terms expire when the annual shareholders’ meeting takes place or as set forth below.

Name	Position	Principal Occupation	Current Term Ends
Antonio R. Garcés	Syndic	Accountant	April 2024
José Luis Gentile	Syndic	Accountant	April 2024
Omar Severini	Syndic	Accountant	April 2024
Miguel N. Armando	Alternate Syndic	Lawyer	April 2024
Fernando Noetinger	Alternate Syndic	Lawyer	April 2024
María Matilde Hoenig	Alternate Syndic	Lawyer	April 2024

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
Board of Directors of Banco Galicia
At the ordinary shareholders’ meeting held on March 13, 2024, the size of Banco Galicia’s board of directors was set at seven members and three alternate directors. The following table sets forth the members of Banco Galicia’s board of directors as of the date hereof, all of whom are residents of Buenos Aires, Argentina, the position currently held by each of them, their dates of birth, their principal occupations, the dates of their appointment and the year in which their current terms will expire. The business address of the members of the Banco Galicia’s board of directors is Tte. General J. D. Perón 430, 24th floor (C1038AAI) Buenos Aires, Argentina.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Sergio Grinenco	Chairman of the Board	May 26, 1948	Banker	April 2012	April 2026
Raúl Héctor Seoane	Vicechairman	July 18, 1953	Economist	April 2012	April 2026
Guillermo J. Pando	Secretary Director	October 23, 1948	Banker	April 2003	April 2026
María Elena Casasnovas (1)	Director	May 10, 1951	Lawyer	April 2016	April 2025
Juan Carlos L’Afflitto	Director	September 15, 1958	Accountant	April 2016	April 2025
Gastón Bourdieu	Director	August 31, 1956	Agricultural Administration	April 2018	April 2027
Miguel Angel Peña	Director	January 22, 1962	Systems	April 2021	April 2027
Ignacio A. González (2)	Alternate Director	April 23, 1944	Accountant	April 2018	April 2026
Verónica Lagos Mármol (2)	Alternate Director	November 14, 1972	Economist	April 2020	April 2026
Augusto R. Zapiola Macnab	Alternate Director	June 27, 1947	Economist	April 2013	April 2025
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
Information Technology and Security Governance Committee: this committee is responsible for supervising and approving new systems development plans and their budgets; supervising the budgetary control of developments; approving the general designs of the systems structure, the main processes, and systems to be implemented; and supervising the quality of the services, in accordance with the policies established by the Board of Directors of Banco Galicia.
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
Cybersecurity and Fraud Prevention Committee: this committee is responsible for generating/having an agile and professional environment for the definition of and decision-making regarding strategies/policies related to the information security of the Bank.
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

The table below shows the composition of Banco Galicia’s Supervisory Committee as they were re-elected by the annual shareholders’ meeting held on March 13, 2024.

Name	Position	Principal Occupation	Current Term Ends
Omar Severini	Syndic	Accountant	December 2024
Jose Luis Gentile	Syndic	Accountant	December 2024
Antonio R. Garces	Syndic	Accountant	December 2024
Fernando Noetinger	Alternate Syndic	Lawyer	December 2024
Miguel N. Armando	Alternate Syndic	Lawyer	December 2024
María Matilde Hoenig	Alternate Syndic	Lawyer	December 2024
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
Fabián Enrique Kon: please see “— Management of Grupo Financiero Galicia”
As of the date of this annual report, the following divisions and department managers report to Banco Galicia’s Chief Executive Officer:

Division	Manager
Wholesale Banking	Marcelo Iraola
Retail Banking	German Alejandro Ghisoni
Financial Banking	Pablo María León
Risk	Bruno Folino
Product and Technology	María Marcela Fernie
People	Flavio Dogliolo
Planning	Diego Rivas
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
The following are the biographies of Banco Galicia’s senior executive officers mentioned above:
Marcelo Iraola: Mr. Iraola obtained a degree in law from the Universidad de Buenos Aires. He completed the Program for Executive Development at Instituto Argentino de Empresas and a business management program at the Universidad de San Andres. He has been associated with Banco Galicia since 1988. He is also the chairman of Galicia Warrants S.A. and Agri Tech Investments S.A.U.
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
Flavio Dogliolo: Mr. Dogliolo holds a degree in Business Administration from the Universidad Católica Argentina, an MBA IAE from the Universidad Austral, a Postgraduate Senior Management Program from the Universidad de San Andrés and a Postgraduate High Performance Leadership, from IMD Lausanne - Switzerland. He has been with Grupo Financiero Galicia since 1998. From 1998 to 2001, he was Product and Segment Manager for Personal Banking, from 2001 to 2007, Area Manager for Córdoba and NOA, from 2003 to 2008, Director of Tarjeta Naranja, from 2007 to 2009 Regional Manager with 6 areas in charge, and from 2009 to 2015, Branch Manager for the whole country. In 2015 he was appointed as Customer Experience Area Manager and since then he has been part of the GFG's executive committee. In 2021 and until 2023, he was appointed General Manager of Galicia Seguros. In May 2023 he returned to the bank as People Area Manager, a position he currently holds.
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

At the ordinary shareholders’ meeting held on April 25, 2023 the compensation for the Board of Directors was set at Ps.498,477,643 (nominal value) for the year ended December 31, 2022. For fiscal year 2023, a proposal was made to the next shareholders meeting to be held on April 30, 2024 to set compensations for the Board of Directors for the amount of Ps.1,146,659,818 (nominal value).
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
For the fiscal year 2022, at the ordinary shareholders meeting held on March 29, 2023, the compensation for the directors of Banco Galicia was set for a total of Ps.88,739,974.08 (nominal value). For the fiscal year 2023, at the ordinary shareholders meeting held on March 13, 2024, the compensation for the directors of Banco Galicia was set for a total of Ps.199,047,162.14 (nominal value).
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
Banco Galicia’s compensation policy is based on criteria that safeguard the principles of equity, meritocracy and justice, within the framework of current legal regulations.
The annual review and approval of this criteria is the responsibility of the Human Resources and Governance Committee.
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
D. Employees
The following table shows the composition of our employees:

	As of December 31,
	2023	2022	2021
Grupo Financiero Galicia	1	1	1
Banco Galicia	5,765	5,457	5,319
Branches	2,525	3,427	3,372
Head Office	3,240	2,030	1,947
Naranja X	2,673	2,800	2,905
Fondos Fima	32	30	24
Sudamericana	815	353	336
Other Subsidiaries	203	123	130
Total	9,489	8,764	8,715
Within the current legal framework, membership in an employee union is voluntary and there is only one union of bank employees with national representation. As of December 31, 2022, approximately 41% of Banco Galicia’s employees were affiliated with the national bank employee union. As of December 31, 2023, approximately 69% of

Naranja X’s work force was party to the merchant union’s Collective Bargaining Agreement No.130/75 applicable to trade employees and 5% of which were members of a labor union.
Throughout 2022, the bank employees union and the national commerce employees union began negotiations on their respective collective bargaining agreements to set new minimum wages. As a result of such negotiations, the minimum wage for these positions was increased. In 2022, due to the significant increases in the inflation index, the increases in the banking agreement were made in the months of January, April, July, August, October and December. In 2022, the Argentine union representing employees in the banking sector declared general strikes. These strikes were not specific to any one bank but affected all banks in Argentina. Some of the Bank’s employees who are members of the union participated in the strike; however, the Bank was able to continue its operations during the time that not all employees are union members. Although Banco Galicia's employees have participated in general strikes against the Argentine banking sector, Banco Galicia has not experienced a specific strike by its employees since 1973 and the Regional Card Companies have never experienced a specific employee strike. We believe that the relationship with our employees is stable and positive.

During fiscal year 2023, the banking union and the commerce union renegotiated their respective collective bargaining agreements. The annual agreement agreed with the banking union a 211.4% increase, granting remuneration increases in different sections based on the remunerations of December 2022. The accumulated adjustments granted were as follows: 6% in January, 13.1% in February, 24.1% in March, 30.1% in April, 44.1% in May, 56% in June, 66% in July, 80.2% in August, 97% in September, 125% in October, 148.2% in November and 211.4% in December.

Conversely, in fiscal year 2023, the trade employees union agreed to a 175% increase. The accumulated increases were as follows: 13% in January, 24.19% in February, 32.26% in March, 40.33% in April, 48.4% in May, 55.08% in June, 66.71% in July, 78.34% in August, 107.07% in September, 129.85% in October, 152.63% in November and 175.41% in December.
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
Item 7.    Major Shareholders and Related Party Transactions
A. Major Shareholders
As of March 31, 2024, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of March 31, 2024, we had 1,474,692,091 shares outstanding composed of 281,221,650 class A shares and 1,193,470,441 class B shares.
Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación Banco de Galicia y Buenos Aires. As of March 31, 2024, the controlling shareholders owned 100% of our class A shares through EBA Holding (representing 19.1% of our total outstanding shares) and 8.9% of our class B shares (or 7.2% of our total outstanding shares), therefore directly and indirectly owning 26.3% of our shares and 58.2% of total votes.

Based on information that is available to us, the table below sets forth, as of March 31, 2024, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.
Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
EBA Holding S.A.	281,221,650	100	54.1
Class B Shares

Name	Class B Shares	% of Class B Shares	% of Total Votes
The Bank of New York Mellon (1)	513.009.100	42,9	19.7
ANSES	266,939,279	22.4	10.3
EBA Holding Shareholders (2)	105.894.590	8,9	4.1
(1)Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York Mellon is 101 Barclay Street, New York 10286, and the country of organization is the United States.
(2)No member holds more than 2.0% of the capital stock. Such holding includes 13,000,000 shares in the form of ADSs.
Based on information that is available to us, the table below sets forth, as of March 31, 2024, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

Name	Shares	Class	% of Capital	% of Total Votes
The Bank of New York Mellon	513,009,100	B	34.8	19.7
EBA Holding S.A.	281,221,650	A	19.1	54.1
ANSES.	266,939,279	B	18.1	10.3
EBA Holding Shareholders.	105.894.590	B	7.2	4.1
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
As of March 31, 2024, we had 94 identified United States record shareholders (not considering The Bank of New York), of which 21 held our class B shares and 73 held our ADSs. Such United States holders, in the aggregate, held approximately 99 million of our class B shares, representing approximately 6,71 % of our total outstanding capital stock as of such date.

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

The following table presents the aggregate amounts of total financial exposure of Grupo Galicia to related parties, the number of recipients, the average amounts and the maximum assistance as of the end of the two fiscal years ended December 31, 2022 and 2023, and as of February 29, 2024, the last date for which information is available.

	February 29,	December 31,
	2024(1)	2023	2022
	(in millions of Pesos, except as noted)
Total Financial Exposure	16,248	18,191	17,146
Number of Recipient Related Parties	264	266	279
Individuals	216	218	219
Companies	48	48	60
Average Amount of Financial Exposure	67	68	62
Maximum Assistance	3,036	4,923	2,628
____________________
(1)Currency value on February 29, 2024.
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

As of December 31, 2023, a number of claims for repayment of income tax overpaid were filed for the 2014, 2015, 2016, 2017, 2018, 2019, 2021 and 2022 tax years for the total sum of Ps.15,424 million in nominal value. The claims are based on jurisprudence establishing the unconstitutionality of rules that prevent the application of the tax inflation adjustment, which results in confiscatory situations. In the face of the delay in resolving the tax code, claims were initiated. At the close of these financial statements, the Bank does not record contingent assets derived from the above-mentioned claims.

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco Galicia in connection with the collection of certain financial charges. The Bank does not believe that the resolution of these controversies will have a significant impact on its financial condition.
Naranja X
The national tax and customs authority (AFIP), Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in differing stages of completion, on the companies of Naranja X. Said agencies have served notices and made claims regarding taxes applicable to Naranja X’ s companies. Such companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totaled approximately Ps.41 million.
The provisions for liabilities related to the cases described above have been adjusted based on the opinion of legal counsel, doctrine, judicial precedents and the favorable or unfavorable evolution of the cases.

However, based on the opinion of Naranja's tax advisors, its Board of Directors considers that the taxes involved were correctly settled pursuant to the legal provisions in force at the time and that the claims made by the collection agencies have no legal or technical basis. For said reason, the Company is exercising and will exercise its constitutional rights in order to clarify and resolve these circumstances.
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
On the other hand, and with the period established in the applicable regulations having elapsed without obtaining AFIP’s response to the claim, on December 27, 2019, a repetition claim was filed before the Federal Justice for the 2014 and 2016 fiscal years of Tarjetas Cuyanas and fiscal year 2018 of Naranja. The same lawsuit was filed on December 30, 2019, for the 2017 fiscal year of Naranja and on April 29, 2021, for the 2015 fiscal year of Naranja.
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
Consumer Protection Associations, on behalf of consumers, have filed claims against Naranja in connection with the collection of certain financial charges. As of December 31, 2023, the Company has made a provision in the amount of Ps. 1,500 million corresponding to a fine imposed by the “Dirección Nacional de Defensa del Consumidor y Arbitraje de

Consumo”. Naranja has filed a direct appeal at the administrative venue with an appeal before the administrative litigation chamber in subsidy and believes that it has solid basis and arguments to revert such penalty. Also, as of December 31, 2023, the Company made a provision for the amount of Ps. 600 million corresponding to a class action brought by the “Asociación de Protección de Consumidores del Mercado Común del Sur (Proconsumer),” in the framework of which a settlement agreement was entered into with the plaintiff, which is subject to approval by the Civil and Commercial Court of First Instance No. 3, Secretariat No. 3 of Gualeguaychú for the purpose of settling the dispute and terminating the action.
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
Until December 31, 2021, the ability to pay dividends of our subsidiary Banco Galicia and the Argentine financial system as a whole was restricted by the BCRA within the framework of the COVID-19 pandemic. Moreover, in December 2021, the BCRA issued Communication “A” 7421, authorizing Financial Institutions, ad referendum of BCRA, to distribute for 2022 a maximum of up to 20% of the results obtained during fiscal year ended December 31, 2021, in 12 equal, consecutive, monthly installments.
Later, on December 15, 2022 by means of Communication “A” 7659, the BCRA restricted once again any distribution of earnings of financial institutions from January 1, 2023, to December 31, 2023. Nevertheless, by means of Communication “A” 7719 dated March 9, 2023, the BCRA established that as from April 1, 2023, and until December 31, 2023, financial institutions may distribute earnings: (i) for up to 40% of the amount that would have corresponded in accordance with the applicable regulations above-mentioned; and (ii) in six equal, monthly and consecutive installments.

Similarly, on March 21, 2024 by means of Communication “A” 7984, the BCRA established that, until December 2024, financial institutions with prior authorization in accordance with the provisions of Section 6 of the regulations on “Distributions of Results”, may distribute earnings for up to 60% in six equal, monthly and consecutive installments.
On April 28, 2023, the BCRA authorized Banco Galicia to pay a cash dividend for the amount of Ps.74,993 million to be paid in 6 equal, consecutive, monthly installments.
On April 7, 2022, the BCRA authorized Banco Galicia to pay a cash dividend for the amount of Ps.18,016 million, to be paid in 12 equal, consecutive, monthly installments.
During 2023, for fiscal year 2022, Grupo Financiero Galicia paid cash dividends in the amount of Ps.85.000 million divided in five installments: (i) May, 2023 for Ps.35,000 million (equivalent to Ps. 76,638 million as of December 2023) which represented a dividend of 2,373.3768% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, (ii) June, 2023, Ps.12.500 million (equivalent to Ps.25,833 million as of December 2023) which represented a dividend of 847.6346%with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, (iii) July, 2023, Ps.12.500 millions, which represented a dividend of 847.6346% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 (equivalent to Ps.24,292 million as of December 2023), (iv) August, 2023, Ps.12.500 millions, which represented a dividend of 847.6346% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 (equivalent to Ps.21,604 million as of December 2023) and (v) September, 2023, Ps.12.500 millions, which represented a dividend of 847.6346% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 (equivalent to Ps.19,161 million as of December 2023).
For fiscal year 2021 and during 2022 and January 2023, Grupo Financiero Galicia paid cash dividends in the amount of Ps.19.000 million divided in three installments: (i) a first installment in May, 2022 for Ps.11,000 million (equivalent to Ps.57,489 million as of December 2023) which represented a dividend of 745.9184% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, (ii) during September 2022, Ps.4.000 million (equivalent to Ps.20,905 million as of December 2023) which represented a dividend of 271.2430% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 and (iii) during January 2023, Ps. 4.000 millions, which represented a dividend of 271.2430% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 (equivalent to Ps. 11,748 million as of December 2023).
As for Grupo Financiero Galicia, during the year 2021, Grupo Financiero Galicia paid cash dividends for fiscal year 2020 in the amount of Ps.1,500 million, representing Ps.1.0171615 per share, equivalent to Ps.11,684 million as of December 2023.
According to Grupo Financiero Galicia’s policy for the distribution of dividends and in light of Grupo Financiero Galicia’s financial condition for the fiscal year ended December 31, 2023 and the fact that most of the profits for fiscal years 2021 and 2022 also corresponded to income from holdings (with just a fraction corresponding to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations Law) a proposal was made by the Board of Directors, to be treated at the next Shareholders’ Meeting to be held on April 30, 2024. The proposals made are i) to distribute a cash dividend or in kind for an amount, that inflation adjusted pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, results in Ps.65,000,000,000 (which represents 4,407.6998%) being distributed regarding 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each, and ii) considering the company's intention to distribute an additional cash dividend beyond the one proposed, and contingent upon the certainty of receiving dividends from our subsidiaries as well as the company´' economic-financial situation, it is proposed to delegate to the Board of Directors the authority to disaffect Discretionary Reserves for an amount of Ps.255,000,000,000, expressed in homogeneous currency at the time of the effective payment in accordance with the BCRA's regulations. This amount is subject to liquidity conditions, dividends received from our subsidiaries, and the financial situation to determine the payment of a cash dividend or a kind, in this case valued at market price, or in any combination of both options, in one or more opportunities.

For fiscal year 2021, and 2022, pursuant to what is set by Article 25 of Law 23,966, which was incorporated by Law 25.585 (and its subsequent amendments), when corresponding, Grupo Financiero Galicia withheld the amounts paid for said each fiscal year in its capacity as substitute taxpayer of the shareholders’ subject to the tax on personal assets. Similarly, for fiscal year 2023, Grupo Financiero Galicia will withhold, when corresponding, an amount for said tax on personal assets and for the income tax in accordance with Article 97 of Law 20,683 on dividends to be distributed.

For more information on requirements for dividend distribution, see Item 4. “Information on the Company”-B. “Business Overview”— “Argentine Banking Regulation”— “Profit Distribution”.
Banco Galicia
On March 13, 2024, and April 3, 2024 Banco Galicia held two ordinary shareholders’ meetings, at which shareholders approved the partial use of the “Optional Reserve” for the subsequent distribution of cash dividends up to Ps.255,000 million expressed in homogeneous currency at the time of the payment, payable in 6 installments, subject to the prior authorization of the BCRA.
Naranja X
On April 19, 2024, an Ordinary Shareholders' Meeting of Tarjetas Regionales was held. At the aforementioned Meeting, among other items, it was resolved to set aside the amount of up to Ps.30,000 million to be used for the Distribution of Cash Dividends for up to said amount.
Sudamericana Holding
On April 23, 2024 Sudamericana held a shareholders’ meetings, at which was approved the payment of a cash dividend in the amount of Ps.6,200 million.
Galicia Asset Management
On February 28, 2024, Galicia Asset Management held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.19,370 million and ratified the anticipated dividend paid during August 2023 for Ps.5,000 million.
Galicia Securities
On April 16, 2024, Galicia Securities held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of US$10 million.
Galicia Warrants
On March 26, 2024, Galicia Warrants held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.350 million.
B. Significant Changes
Since the closing date of the annual financial statements (December 31st, 2023), Grupo Financiero Galicia has experienced the following significant changes other than those already indicated in this report.
HSBC Argentina acquisition
On April 9, 2023 Grupo Galicia and its main subsidiary, Banco Galicia, have entered into a share purchase agreement (the "Agreement") with HSBC Latin America B.V. ("HLA"), pursuant to which they will simultaneously acquire the stakes currently held directly by HLA at HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., and HSBC Bank Argentina S.A. (together with HSBC Argentina Holdings S.A. and HSBC Participaciones (Argentina) S.A., the "Direct Holdings"). Banco Galicia will be the buyer of 57.89% of the Direct Holdings, and Grupo Galicia will be the buyer of the remaining 42.11%. Therefore, Banco Galicia and Grupo Galicia simultaneously acquire, directly and indirectly, the 99.99383% of the equity capital and voting rights of HSBC Bank Argentina S.A. and 100% of HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., HSBC Global Asset Management S.A., HSBC Seguros de Vida (Argentina) S.A., and HSBC Seguros de Retiro (Argentina) S.A. As consideration for the acquisition of the aforementioned shares, Banco Galicia will pay the amount of US$274,977,500, in accordance with the Agreement, and Grupo Galicia will pay with class B shares to be issued in favor of HLA (in the form of ADRs - American Depositary Receipts - "ADRs"), for an equivalent value of US$200,022,500 (the "Consideration"). The issuance of Grupo Galicia's class B shares to be contributed in kind will be resolved by the Shareholders' of Grupo Galicia in a Shareholders' meeting to be timely called. The Consideration is subject to adjustments based on parameters established in the Agreement, customary in this type of transactions. Likewise, pursuant to the Agreement, Grupo Galicia will acquire at a price of US$75,000,000 the Private and Subordinated Negotiable Obligations issued by HSBC Bank Argentina S.A., with HSBC LATIN AMERICA HOLDINGS (UK) Limited as the creditor. These obligations have a maturity date in 2027 and a face value of US$100,000,000, provided they are not previously prepaid. Said acquisition will also be paid with class B shares to be issued in favor of said creditor (in the form of ADRs - American Depositary Receipts -).

The sale and other effects arising from the Agreement are subject to the prior approval of the Argentine Central Bank.
For further information regarding significant changes, please see Item 3. Key Information – Risk Factors – Risk Factors Relating to Argentina; Item 5. Operating Results and Item 5. Liquidity and Capital Resources.
Item 9.    The Offer and Listing
A. Offer and Listing Details
Shares and ADSs
Our class B shares are listed on the BYMA, the MAE and the Córdoba Stock Exchange under the symbol “GGAL”. Our class B shares are listed on the MAE since October 28, 2015. Our ADSs, each representing ten class B shares, are listed also on the Nasdaq Capital Market, under the symbol “GGAL”. Our ADSs have been listed on Nasdaq Capital Market since August 2002. Previously, our ADSs had been listed on the Nasdaq National Market since July 24, 2000.
Argentine Securities Market
The principal and oldest exchange for the Argentine securities market is the BYMA. The BYMA started operating in 1854 and handles the largest proportion of all equity trading in Argentina. Securities listed on the BYMA include corporate equity and debt securities and government securities. Debt securities listed on the BYMA may also be listed on the MAE. On December 29, 2016, the CNV approved the constitution of BYMA as a new stock market, through a spin-off of certain assets of the MERVAL (formerly the largest stock market in Argentina) relating to its stock market operations and capital contributions by the Buenos Aires Stock Exchange. Following such authorization, and effective as of April 17, 2017, all securities listed on the MERVAL were automatically transferred to BYMA, as successor of MERVAL’s activities.We are member of the BYMA through INVIU S.A.U. and Galicia Securities, subsidiaries that own one share each. Additionally, the Bank, within the framework of the Capital Markets Law, was authorized by the CNV to act as a settlement and clearing agent and trading agent-comprehensive and was added as member of the BYMA.
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
Although companies may list all of their capital stock on the BYMA, in most cases the controlling shareholders retain the majority of a company’s capital stock. This results in only a relatively small percentages of most companies’ stock being available for active trading by the public on the BYMA. Even though individuals have historically constituted the largest group of investors in Argentina’s equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine mutual funds, by contrast, continue to have very low participation in the market. Although 79 companies had equity securities listed on the BYMA as of the date of this report, the 10 most traded stocks of the year accounted for 81.8% of the stock volume, a figure higher than the 77.6% of the year 2022. Our shares were the second most traded shares on the BYMA in 2023, accounting for a 19,7% of total trading volume, a decrease from the 21,94% recorded during 2022.
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
The MAE is a securities market supervised by the CNV. The MAE is mainly comprised by private banks, either composed by national or foreign capital, national banks, provincial banks, municipal banks, cooperative banks, financial companies, exchange companies and agents.
B. Market Regulations
The CNV oversees the Argentine securities markets and is responsible for authorizing public offerings of securities and supervising brokers, public companies, debt issuers and mutual funds, among others. Argentine pension funds and insurance companies are regulated by separate Argentine government agencies, while financial institutions are regulated mainly by the BCRA. The Capital Markets Law (as amended) regulates the capital markets transactions as well as the supervision, control and disciplinary and regulatory powers of the CNV. The Capital Markets Law is supplemented by the CNV Rules.
In compliance with the provisions of Law No.20,643 and the Decrees No.659/74 and No.2220/80, most debt and equity securities traded on the authorized markets must be deposited or registered in Caja de Valores S.A., which is the central securities depository agent of Argentina, that provides deposit facilities for securities and mainly acts as a transfer and paying agent in connection therewith. It also handles settlement of securities transactions and operates the computerized exchange information system.
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
In order to offer securities to the public in Argentina, an issuer must meet certain requirements established by the CNV Rules involving certain disclosure and compliance standards for assets' operating history, management and other matters, and only securities approved by the CNV to be publicly offered may be listed on the authorized markets. This approval does not imply any kind of certification of assurance related to the merits of the quality of the securities, or the solvency of the issuer. Issuers of listed securities (with certain exclusions applicable to SMEs and Civil Associations) are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the CNV and the corresponding markets.
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
Outstanding Capital Stock
Our total subscribed and paid-in share capital as of March 31, 2024, amounted to Ps.1,474,692,091, composed of class A shares and class B shares, each with a par value of Ps.1. The following table presents the number of our shares outstanding as of March 31, 2024, and the voting interest that the shares represent.

	March 31, 2024
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

On March 23, 2018, Banco Galicia announced the issuance of a green bond to raise US$100 million in order to expand its loan program for environmental efficiency projects. This was the first green bond issued by a private financial institution in Argentina, marking Banco Galicia’s commitment to finance projects with a positive impact on the environment. The bonds were underwritten on June 21, 2018 by the IFC and loans for US$57 million were granted. As of December 2023, US$27.1 million of such loans were amortized.
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

Law No.27,430 enacted on December 27, 2017 and published in the Official Gazette on December 29, 2017, Law No. 27,541 published in the Official Gazette on December 23, 2019, and Law No.27,630 published in the Official Gazette on June 16,2021 introduced several changes to Income Tax Law No.20,628. The principal change resulting from such law is about corporate income tax rate. For fiscal years beginning on or after January 1, 2018 until December 31, 2020, the government has reduced the corporate income tax rate from 35% to 30%. For the fiscal period of 2023, the corporate tax rate will be according to the following scheme:

*Tax Rate (In pesos except otherwise indicated in percentages)
Net taxable profit		Flat Tax	More %	Taxation over the excess of the amount
Over Ps.	Up to the amount
—	14,301,209	—	25	—
14,301,209	143,012,092	3,575,302	30	14,301,209
143,012,092	Onward	42,188,567	35	143,012,092

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
Personal Assets Tax

Individuals domiciled and undivided estates located in Argentina or abroad will be subject to an annual tax in respect of assets located in Argentina and abroad. Applicable wealth tax rates and minimum non-taxable asset values for the general taxpayer regime are replaced with effect as of fiscal year 2021 by Law No.27,667. The following is the new scheme:

Fiscal year	Tax rate	Exempt Minimum (Ps.)
2023	*	27,377,408

*Tax Rate (In pesos except percentages)
Total Value of Assets		Flat Tax	More %	Taxation over the excess of the amount
Over Ps.	Up to the amount
—	13,688,704	—	0.50	—
13,688,704	29,658,859	68,444	0.75	13,688,704
29,658,859	82,132,225	188,220	1.00	29,658,859
82,132,225	456,290,138	712,953	1.25	82,132,225
456,290,138	1,368,870,414	5,389,927	1.50	456,290,138
1,368,870,414	Onward	19,078,631	1.75	1,368,870,414

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
Taxation of Distributions
Subject to the discussion below under “Passive Foreign Investment Company Considerations”, for U.S. federal income tax purposes, the gross amount of distributions of cash with respect to the class B shares or ADSs (including any amounts withheld in respect of Argentine taxes) generally will, to the extent made from Grupo Financiero Galicia’s current or accumulated earnings and profits as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. To the extent that a distribution by Grupo Financiero Galicia exceeds the amount of its earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the class B shares or ADSs, and thereafter as capital gain. However, Grupo Financiero Galicia does not maintain calculations of our earnings and profits under U.S. federal income tax principles. U.S. Holders should therefore assume that any distribution by Grupo Financiero Galicia with respect to class B shares or ADSs will be reported as ordinary dividend income for U.S. federal income tax purposes. In general, cash dividends (including amounts withheld in respect of Argentine taxes) paid with respect to:
•the class B shares generally will be included in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder; or
•the class B shares represented by ADSs generally will be included in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the Depositary;
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
Taxation of Capital Gains
Subject to the discussion below under “Passive Foreign Investment Company Considerations,” U.S. Holders generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or other taxable disposition of class B shares or ADSs in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in the class B shares or ADSs and the amount realized on their sale or other taxable disposition, in each case as determined in Dollars. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate for ordinary income (other than certain dividends) if the U.S. Holder’s holding period in the class B shares or ADSs exceeds one year at the time of the sale or exchange. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of class B shares or ADSs, unless such credit can be applied (subject to applicable limitations) against taxes due on other income treated as derived from non-U.S. sources. Certain limitations apply to the ability to deduct capital losses for U.S. federal income tax purposes.
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
Based on certain estimates of its gross income and gross assets (which estimates are inherently imprecise), the nature of its business, and reliance on the Active Bank Exception, Grupo Financiero Galicia believes that it was not a PFIC for the taxable year ended December 31, 2023. Grupo Financiero Galicia’s status in future years will depend on its assets and activities in those years. Grupo Financiero Galicia has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that Grupo Financiero Galicia will not be considered a PFIC for any taxable year. If Grupo Financiero Galicia were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.
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
Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or other taxable disposition of, class B shares or ADSs made within the United States, or by a U.S. payer or U.S. middleman, to a holder of class B shares or ADSs (other than an exempt recipient, such as a payee that is not a United States person and that provides an appropriate certification).
Payments of dividends on, or proceeds from the sale or other taxable disposition of, class B shares or ADSs within the United States, or by a U.S. payer or U.S. middleman, to a U.S. Holder (other than an exempt recipient, such as a payee that is not a United States person and that provides an appropriate certification) will be subject to backup withholding if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.
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

The limit on a potential loss was established at 12% of the gross brokerage margin for the first year, as defined above. At fiscal year-end, the negative difference between the gross brokerage margin for the first year corresponding to the “+400/200 bps” scenario and that corresponding to the “base” scenario accounted for -4.07% of the gross brokerage margin for the first year.

The tables below show as of December 31, 2023 in absolute and percentage terms, the change in Banco Galicia’s gross brokerage margin (“GBM”) of the first year, as compared to the gross brokerage margin of the “base” scenario corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 bps from those in the “base” scenario. Banco Galicia’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Government.

Net Portfolio
	Gross Brokerage Margin (1)
	December 31, 2023
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	84,492	6.54%
150	74,591	5.77%
100	64,734	5.01%
50	54,920	4.25%
Static
(50)	(20,503)	(1.59)%
(100)	(24,508)	(1.90)%
(150)	(28,518)	(2.21)%
(200)	(32,652)	(2.53)%
(1)Net interest of the first year

Net Trading Portfolio
	Gross Brokerage Margin (1)
	December 31, 2023
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	4,718	0.37%
150	3,533	0.27%
100	2,352	0.18%
50	1,176	0.09%
Static
(50)	(1,170)	(0.09)%
(100)	(2,332)	(0.18)%
(150)	(3,483)	(0.27)%
(200)	(4,599)	(0.36)%
(1)Net interest of the first year

Net Non -Trading Portfolio
	Gross Brokerage Margin (1)
	December 31, 2022
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	79,775	6.17%
150	71,058	5.50%
100	62,382	4.83%
50	53,745	4.16%
Static
-50	(19,333)	(1.50)%
-100	(22,175)	(1.72)%
-150	(25,035)	(1.94)%
-200	(28,052)	(2.17)%
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

The limit on interest rate risk exposure, expressed as a difference between the net present value of assets and liabilities in the “base” scenario and the “critical” scenario cannot exceed 15% of the consolidated Tier 1. As of December 31, 2023, the “Value at Risk” was -3.93% of the Tier 1.
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
As of December 31, 2023, Banco Galicia had a net assets foreign currency position of Ps.520,096 million (US$643 million) after adjusting its on-balance sheet net assets position of Ps.575,480 million (US$711.8 million) by net forward purchases of foreign currency without delivery of the underlying liability, for Ps.55,384 million (US$68.5 million), recorded off-balance sheet.
The table below show the effects of changes in the exchange rate of the Peso vis-à-vis the Dollar on the value of Banco Galicia’s foreign currency net asset position as of December 31, 2023. As of these dates, the breakdown of Banco Galicia’s foreign currency net asset position into trading and non-trading is not presented, as Banco Galicia’s foreign currency trading portfolio was not material.

	Value of Foreign Currency Net Position As of December 31,
	2023
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount	Absolute Variation	% Change
	(in millions of Pesos, except percentages)
40%	728,134	208,038	40
30%	676,125	156,029	30
20%	624,115	104,019	20
10%	572,106	52,010	10
Static (2)	520,096	—	—
-10%	468,086	(52,010)	(10)
-20%	416,077	(104,019)	(20)
-30%	364,067	(156,029)	(30)
-40%	312,058	(208,038)	(40)
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

The table below shows the composition of the Grupo Financiero Galicia’s Shareholders’ Equity as of December 31, 2023, by currency and type of adjustment:

	December 31, 2023
	Assets	Liabilities	Gap
	(in millions of Pesos)
Financial Assets and Liabilities	9,468,888	7,626,980	1,841,908
Pesos - Adjusted by UVA	1,423,249	63,546	1,359,703
Pesos - Unadjusted	5,082,206	5,271,978	(189,772)
Foreign Currency (1)	2,963,433	2,291,456	671,977
Other Assets and Liabilities	747,170	571,834	175,336
Total Gap	10,216,058	8,198,814	2,017,244
Adjusted for Forward Transactions Recorded in Memo Accounts
Financial Assets and Liabilities	9,468,888	7,626,980	1,841,908
Pesos - Adjusted by the UVA	1,423,249	63,546	1,359,703
Pesos - Unadjusted, Including Shareholders’ Equity (2)	4,430,178	4,681,549	(251,371)
Foreign Currency (1) (2)	3,615,461	2,881,885	733,576
Other Assets and Liabilities	747,170	571,834	175,336
Total Adjusted Gap	10,216,058	8,198,814	2,017,244
(1)In Pesos, at an exchange rate of Ps.808.4833 per US$1.
(2)Adjusted for forward sales and purchases of foreign exchange, without delivery of underlying assets and recorded in Memorandum Accounts.
As of December 31, 2023, considering the adjustments from forward transactions recorded under memorandum accounts, Grupo Financiero Galicia had net asset positions in foreign currency and Pesos adjusted and non-adjusted.
The paragraphs below describe the composition of the different currency mismatches of assets and liabilities as of December 31, 2023:
i) Assets and Liabilities Denominated in Foreign Currency
As of December 31, 2023, Grupo Financiero Galicia’s assets denominated in foreign currency were mainly comprised of the following:(i) Ps.1,858,519 million of cash and balances from the BCRA and correspondent banks; (iii) Ps.193,894 million for loans (principal plus interest) and other financing, including Ps.507 million for receivables for financial leases; (iv) Ps.51,563 million for other financial assets includes Ps.43,584 million for Prisma; and (ii) Ps.801,086 million for government and private securities, includes Ps.402,328 of Duals ans Ps.289,776 million of LEDIV; (v) Ps.52,663 million for assets pledged as collateral, including forward purchases of government securities.
The liabilities denominated in foreign currency consisted mainly of: (i) Ps.1,796,100 million for deposits (principal, interest and quotation differences); (ii) Ps.227,265 million for subordinated and non subordinated notes issued by Banco Galicia and Naranja X; (iii) Ps.188,341 million for other financial liabilities, mainly collections on behalf of third parties and leasing; (iv) Ps.36,105 million for payables to banks and international credit entities; and (v) Ps.16,455 million recorded in “Other Non-financial Liabilities”.
A net asset position of Ps.671,977 million stemmed from the consolidated balance sheet. Furthermore, forward transactions in foreign currency without delivery of the underlying asset were recorded in memorandum accounts, which, in terms of their notional value, were equal to a net liability position of Ps.61,599 million. Therefore, as of that date, the net position in foreign currency adjusted to reflect these transactions was a net asset position of Ps.733,576 million, equivalent to US$907.3 million.
Grupo Financiero Galicia has set limits regarding mismatches in foreign currency for the short position of -9% of the computable regulatory capital (RPC) for the Bank's net liability position. At the fiscal year-end, Banco Galicia’s net asset position in foreign currency represented +47.0 % of its RPC. But adjusted the position excluding the LEDIV and the dual bonuses for Ps.692,104 the position is purchased at Ps.70,128 equivalent to US$86.7 equivalent to 4.3% of the RPC.

ii) Non-Adjusted Peso-Denominated Assets and Liabilities
Grupo Financiero Galicia’s non-adjusted Peso-denominated assets at December 31, 2023 were mainly comprised of the following: (i) Ps.2,736,700 million for loans (principal plus interest, net of allowances) including Ps.5,753 million for receivables from financial leases and Ps.11,920 million for miscellaneous receivables; (ii) Ps.1,170,165 million for repurchase transactions; (iv) Ps.253,050 million pledged as collateral. (v) Ps.235,340 million for cash and balances held at the BCRA and correspondent banks (including the balance of escrow accounts); (iii) Ps.426,712 million for the holding of government and private securities, including Ps.62,288 million for BOTE 2027; (vi) Ps.115,117 million for “Other Financial Asset; and
Grupo Financiero Galicia’s non-adjusted Peso-denominated liabilities at December 31, 2023 were mainly comprised of the following: (i) Ps.3,848,134 million for deposits (principal plus interest); (ii) Ps.746,506 million for liabilities payable to stores, credit card transactions of Banco Galicia; (v) Ps.71,065 million for notes issued by Banco Galicia and Naranja X; (iii) Ps.274,151 million for other financial liabilities; (iv) Ps.100,884 million for debt incurred with local financial institutions and; (vi) Ps.87,762 million for amounts payable for future transactions and transactions pending settlement of government securities and foreign currency.
The net asset position in non-adjusted Peso-denominated assets and liabilities was Ps.(251,371) million on December 31, 2023.
iii) Peso-Denominated Assets and Liabilities Adjusted by UVA
At December 31, 2023, the net asset position amounted to Ps. 1,359,703 million, which is primarily comprised of Ps 1,261,736 millon for the holding of government securities, Ps.140,147 million for loans, mainly UVA mortgage loans and Ps.21,366 million for miscellaneous receivables.
With respect to liabilities, Ps.45,115 million was related to UVA-adjusted time deposits and Ps.18,431 million related to balances of the unemployment fund of construction workers.
iv) Other Assets and Liabilities
As of December 31, 2023, “Other Assets—Liabilities” mainly included the following:(i) property, plant and equipment, miscellaneous and intangible assets for Ps.496.469 million; (ii) miscellaneous receivables for Ps.56,176 million; and (iii) Ps.191,800 million recorded in “Other Non-financial assets”.
As of December 31, 2023, liabilities mainly included the following: (i) Ps.261,690 million recorded in “Other Non-financial Liabilities”; (ii) Ps.289,759 million for current income tax liabilities; and (iii) Ps.20,388 million for provisions for other contingencies.
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

Banco Galicia’s policy requires that the Risk Management and Treasury Divisions agree on the parameters under which the models work, and establishes the maximum losses authorized for equity securities, foreign-currency, BCRA’s debt instruments and derivative products in a fiscal year. Maximum losses were established in:

Risk	Policy on Limits
(in millions of Pesos)
Total risk (currency + fixed-income instruments + interest rate derivatives)	22,862

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

The Bank defined its policy by setting maximum exposure limits measured as a percentage of its RPC and taking into account if the counterparty is considered investment grade:

Risk	Required Credit Rating	Investment Grade	Not Investment Grade
- Jurisdictional Risk	- International Rating Agency	- No limit	- Maximum limit: 5%
- Counterparty Risk	- International Banking Relations - Credit Division	- Maximum limit: 25% - The limit is distributed between financial and foreign trade transactions, thus absorbing local counterparty margin	- Only foreign trade transactions
G. Overseas Foreign Currency Transfer Risk
With a view towards mitigating the risk resulting from a potential change in domestic laws that may affect overseas foreign currency transfers and in order to meet incurred liabilities, a policy was devised to set a limit for liabilities transferred abroad, as a proportion to total consolidated liabilities. Such ratio was fixed at 15%.

As of December 31, 2023, such exposure was 5.99% over total liabilities.
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
Grupo Financiero Galicia received a payment of US$190,087 for fiscal year 2023, US$286,792 for fiscal 2022 and US$181,360 for fiscal year 2021 in relation to continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses for filing annual and interim financial reports, relevant information reports, processing dividend distribution, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, and telephone and conference calls), accounting fees and legal fees.
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
We expect to receive a similar reimbursement from the depositary for expenses for the fiscal year ending December 31, 2024, to the one we received for the fiscal year ended December 31, 2023 and 2022.

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
3)Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2023.
4)The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

(c) Attestation Report of the Registered Public Accounting Firm. See Item 18. “Financial Statements–Report of the Independent Registered Public Accounting Firm” for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.
(d) Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2023.
During the period covered by this report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A.    Audit Committee Financial Expert
Mr. Miguel Maxwell was the financial expert serving on our Audit Committee for fiscal year ended December 31, 2023. For more information about Mr. Maxwell, please see Item 6. “Directors, Senior Management and Employees”- “Our Board of Directors”.
Item 16B.    Code of Ethics
We have adopted a code of ethics (for Grupo Financiero Galicia and its main subsidiaries) in accordance with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. During fiscal year 2019, in lieu of the new corporate governance requirements introduced by the CNV, the Company adopted a new Code of Ethics. In fiscal year 2021, we modified our Code of Ethics to introduce a new Ethical line managed by KPMG, that is now assisting the company to receive and manage eventual complaints and/or any irregular circumstance. Additionally, we did not grant any waivers to our code of ethics during the fiscal year ended December 31, 2022. In June 2009, we adopted a Code of Best Practices in Corporate Governance in accordance with Argentine legal requirements. During fiscal year 2019, the CNV issued Rule No. 797/2019 (modifying Rule No. 606 and the previous 516) which established new standards for the filing of the Code of Good Practices in Corporate Governance that received some minor modifications for fiscal year 2021, 2022 and 2023 in lieu of some improvements introduced. Our Code of Ethics and our Code of Corporate governance are attached hereto as Exhibits 11.1 and 11.2.
Item 16C.    Principal Accountant Fees and Services
The following table sets forth the total amount billed to us by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2023, and 2022.

	2023	2022
	(in thousands of Pesos)
Audit Fees	924,029	980,613
Audit Related Fees	130,851	77,435
Tax Fees	226,569	122,710
All Other Fees	450	3,042
Total	1,281,899	1,183,800
Audit Fees
Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and IFRS requirements for the fiscal years ended December 31, 2023 and December 31, 2022.
Audit-Related Fees
Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in 2023 and 2022.
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
Item 16H.    Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable
Item 16J.    Insider Trading Policies
Not applicable.
Item 16K.    Cybersecurity
General
The favorable outcome of the operations carried out by the companies that make up Grupo Financiero Galicia depends inexorably on the safe, efficient and uninterrupted operation of the technologies applied to its information systems, human capital and digital assets.

Grupo Financiero Galicia has, through its member companies, access to a large amount of confidential information. Therefore, criminal and illicit activities occurring in cyberspace represent a relevant threat that, in case they materialize, could cause economic damages and reputational harm, negatively impacting the result of current and future operations.

The cyber risks that Grupo Financiero Galicia's companies face on a daily basis are related, among others, to the illegitimate appropriation of digital identities, transactional fraud, data hijacking, information leakage and advanced persistent threats that aim at negatively affecting the availability and integrity of the technological services provided to each of the customers.

Cybersecurity Strategy
In accordance with the size, industry and complexity of their operations, the companies that make up Grupo Financiero Galicia have a cybersecurity strategy designed on the basis of the following strategic axes and with the purpose of guaranteeing the confidentiality, integrity and availability of their technological assets.

•Budgetary control and investment in innovative technologies;
•Technical training of personnel;
•Cyber resilience and business continuity;
•Adoption of globally recognized information security standards;
•Secure management of digital identities and access rights;
•Data protection;
•Information leakage prevention;
•Malicious code protection;
•Transactional behavior analysis and fraud prevention;
•Prevention, detection and treatment of cybersecurity incidents;
•Continuous monitoring of the technological environment;
•Applied cyber intelligence with focus on continuous detection of emerging threats;
•Management of technical vulnerabilities;
•Collaboration with external experts;
•Third-party cybersecurity risk management;
•Security in the software development lifecycle; and
•Awareness raising linked to cybersecurity issues for staff and customers.
Governance
In accordance with the size, industry and complexity of their operations, the companies that make up Grupo Financiero Galicia have an organizational structure that establishes roles and responsibilities and shapes a cybersecurity governance framework. Such framework ensures the monitoring of risks arising from cybersecurity threats and informed decision-making process based on the timely communication to senior management and/or the board of directors, as appropriate, of relevant information regarding the executive oversight of the cybersecurity strategy and the status of the controls implemented.

The companies of Grupo Galicia, depending on their size, have their respective Boards of Directors to which cybersecurity threats are communicated in case of detection. This is done by the cybersecurity team of each company.

In particular, Banco Galicia, Sudamericana and Naranja X, have different committee instances to notify and deal with risks derived from cybersecurity threats.

The Board's oversight of the above risks is carried out both through direct communication with management and through regular committee meetings. In general, these committees are responsible for managing, promoting and encouraging improvements and adjustments to the risks for which they are responsible. These committees are:
•Cybersecurity and Fraud Prevention Committee (Banco Galicia)
•Operational and Technological Risk Committee (Banco Galicia)
•Non-financial risk Committee (Banco Galicia)
•IT & Information Security Committee (Naranja X)
•Integral Risk Management Committee (Sudamericana Holding)

For the rest of the companies of Grupo Galicia, senior management or the Board of Directors is kept informed. Each company has at least one executive with a focus on cybersecurity and cyber risks. However, Banco Galicia provides advice to the rest of the companies when required. Likewise, the Chief of Information Security Officers or cybersecurity referents of each company maintain a constant dialogue.
Risk Management
In accordance with the size, industry and complexity of their operations, the companies that make up Grupo Financiero Galicia have a governance and management framework that guarantees the identification, assessment and subsequent treatment of risks arising from cybersecurity threats.

Each company manages cybersecurity risks, including through third parties, with its own methodology. However, there are certain meetings, coordinated by Banco Galicia, where the most significant risks are presented to management. Likewise, internal and external audit services and professional consulting services are used whenever they are required.

To this end, the companies of Grupo Financiero Galicia have processes that facilitate the continuous execution of activities that allow timely addressing the monitoring of identified cybersecurity risks.
Disclosure of incidents
As of the date of this document, we have not detected any material cybersecurity threats and Grupo Galicia has not suffered any material cybersecurity incidents.

According to the size, industry and complexity of their operations, the companies that make up Grupo Financiero Galicia have established processes for early detection and decision making in response to cybersecurity incidents.

Additionally, all the companies of Grupo Financiero Galicia share a common protocol established for the assessment and determination of the materiality of a cybersecurity incident based on pre-established criteria.

Despite the cybersecurity strategies deployed, Grupo Financiero Galicia cannot provide absolute certainty that the technologies applied to its information systems, human capital and digital assets are invulnerable to the ever-growing global cybersecurity threats.

However, the companies that make up the Grupo Financiero Galicia are committed to maintain in a state of continuous improvement the processes of governance and management of material risks arising from cybersecurity threats.

PART III
Item 17.    Financial Statements
Not applicable.
Item 18.    Financial Statements
Report of the Independent Registered Public Accounting Firm as of and for the fiscal year ended December 31, 2023.

Consolidated Statement of Financial Position for the years ended December 31, 2023 and 2022.

Consolidated Statement of Income for the years ended December 31, 2023, 2022 and 2021.

Consolidated Statement of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021.

Consolidated Statement of Cash Flows for the years ended December 31, 2023, 2022 and 2021.

Consolidated Statement of Changes in Shareholders’ Equity for the years ended December 31, 2023, 2022 and 2021.

Notes to the Consolidated Financial Statements.

You can find our audited consolidated financial statements on pages F-1 to F-161 of this annual report.

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

4.2	Loan Agreement, dated as of May 24, 2016, between Banco de Galicia y Buenos Aires S.A.U. and International Finance Corporation.***

4.3	Bond Subscription Agreement, dated as of March 23, 2018, between Banco de Galicia y Buenos Aires S.A.U. and International Finance Corporation.*****

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company-Organizational Structure”.

11.1	Code of Ethics. ******

11.2	Code of Corporate Governance Good Practices.

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97	Executive Compensation Clawback Policy

101	Interactive data files

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101
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
Date: April 26, 2024

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Grupo Financiero Galicia S.A.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Grupo Financiero Galicia S.A. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Valuation of the expected credit loss allowance

As described in Notes 2.b and 45 to the consolidated financial statements, the Company’s expected credit loss allowance was Ps. 138,300,714 thousand as of December 31, 2023. Management assesses impairment by estimating the expected credit loss allowance in accordance with IFRS 9. Management’s models to determine the expected credit loss allowance involve significant judgement in relation to making assumptions about macroeconomic scenarios to determine the forward-looking factor.

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
April 26, 2024.
We have served as the Company’s auditor since 1999.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF FINANCIAL POSITION
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2023 AND ENDED DECEMBER 31, 2023, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.23	12.31.22
Assets
Cash and Due from Banks	3, 4 and 5	1,995,884,822	1,393,686,854
Cash		1,105,684,352	537,435,980
Financial Institutions and Correspondents		890,200,470	856,250,874
Argentine Central Bank (BCRA)		820,614,602	765,776,910
Other, Local and Foreign Financial Institutions		69,585,868	90,473,964
Debt Securities at fair value through profit or loss	3, 4 and 6	598,794,865	2,467,190,345
Derivative Financial Instruments	3, 4 and 7	35,290,286	10,362,961
Repurchase Transactions	3, 4 and 8	1,170,165,239	359,750,280
Other Financial Assets	3, 4 and 9	178,103,536	174,440,243
Loans and Other Financing	3, 4 and 10	3,080,706,325	3,871,626,785
Non-financial Public Sector		460,847	4,000,190
Argentine Central Bank (BCRA)		40,796	11,466
Other Financial Institutions		27,298,507	42,528,958
Non-financial Private Sector and Residents Abroad		3,186,083,159	4,040,454,535
Expected credit loss allowance		(133,176,984)	(215,368,364)
Other Debt Securities	3, 4 and 11	1,926,334,348	1,141,853,895
Financial Assets Pledged as Collateral	3, 4 and 12	431,557,202	473,659,536
Current Income Tax Assets	13	2,045,887	1,277,544
Investments in Equity Instruments	3, 4 and 14	9,637,518	6,972,539
Equity investments in Associates and Joint Ventures	15	2,650,357	2,076,371
Property, Plant and Equipment	16 and 17	355,259,161	360,675,413
Intangible Assets	18	123,614,819	119,932,486
Deferred Income Tax Assets	19 and 41	189,753,509	22,689,298
Insurance Contract Assets	20	9,821,667	3,495,903
Reinsurance Contract Assets	20	28,616,023	98,766
Other Non-financial Assets	21	77,747,320	78,383,092
Non-current Assets Held for Sale	22	74,920	3,896
Total Assets		10,216,057,804	10,488,176,207
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2023 AND ENDED DECEMBER 31, 2023, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.23	12.31.22
Liabilities
Deposits	3, 4 and 23	5,707,779,943	6,670,282,388
Non-financial Public Sector		66,169,475	129,889,824
Financial Sector		2,778,672	2,185,374
Non-financial Private Sector and Residents Abroad		5,638,831,796	6,538,207,190
Liabilities at fair value through profit or loss	3, 4 and 24	49,485,078	243,592
Derivative Financial Instruments	3, 4 and 7	12,238,747	5,275,600
Repurchase Transactions	3, 4 and 8	23,346,266	—
Other Financial Liabilities	3, 4 and 25	1,273,329,296	1,086,252,228
Financing Received from the Argentine Central Bank and Other Financial Institutions	3, 4 and 26	138,128,699	116,684,862
Debt Securities	3, 4 and 27	92,715,512	209,587,705
Current Income Tax Liabilities	41	272,400,545	27,403,664
Subordinated Debt Securities	3, 4 and 28	205,612,893	141,394,653
Provisions	29 and 46	20,387,943	31,934,926
Deferred Income Tax Liabilities	19 and 41	17,355,336	19,825,433
Insurance Contracts Liabilities	20	105,700,532	4,068,201
Reinsurance Contracts Liabilities	20	2,163,638	—
Other Non-financial Liabilities	30	278,169,377	279,341,084
Total Liabilities		8,198,813,805	8,592,294,336
Shareholders’ Equity
Capital Stock	31	1,474,692	1,474,692
Paid-in capital		17,281,187	17,281,187
Capital Adjustments		716,519,943	716,519,943
Reserves	31	1,495,596,615	1,552,787,167
Retained Deficit		(553,264,107)	(544,270,728)
Other Comprehensive Income		2,374,796	832,125
Income for the Year		337,172,143	151,257,426
Shareholders’ Equity Attributable to Parent Company´s Owners		2,017,155,269	1,895,881,812
Shareholders’ Equity Attributable to Non-controlling Interests	50	88,730	59
Total Shareholders’ Equity		2,017,243,999	1,895,881,871
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2023
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.23	12.31.22	12.31.21
Interest Income	32	4,754,293,051	2,232,472,289	1,760,172,773
Interest Expense	32	(3,026,607,231)	(1,757,524,770)	(1,097,294,289)
Net Income from Interest		1,727,685,820	474,947,519	662,878,484
Fee Income	32	546,739,714	506,032,107	489,022,833
Fee related Expenses	32	(75,308,879)	(83,955,675)	(76,523,463)
Net Fee Income		471,430,835	422,076,432	412,499,370
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	32	273,897,741	1,052,905,089	579,970,081
Income from Derecognition of Assets Measured at Amortized Cost		42,107,041	1,860,458	100,277
Exchange rate differences on foreign currency	33	612,573,105	62,666,267	27,265,004
Other Operating Income	34	381,761,004	229,783,588	155,435,612
Insurance Business Result(*)	35	36,343,038	40,075,037	44,584,836
Impairment Charge	36	(190,682,814)	(163,294,445)	(133,151,102)
Net Operating Income		3,355,115,770	2,121,019,945	1,749,582,562
Personnel Expenses	37	(351,459,681)	(301,727,403)	(281,731,346)
Administrative Expenses	38	(295,224,397)	(279,393,042)	(272,939,370)
Depreciation Expenses	39	(84,278,588)	(86,811,560)	(87,941,850)
Other Operating Expenses	40	(565,566,379)	(396,299,340)	(335,783,492)
Loss on net monetary position		(1,518,506,605)	(851,315,576)	(482,259,367)
Operating Income		540,080,120	205,473,024	288,927,137
Share of profit from Associates and Joint Ventures	15	2,929,989	(1,374,074)	(783,437)
Income before Taxes from Continuing Operations		543,010,109	204,098,950	288,143,700
Income Tax from Continuing Operations	41	(205,840,481)	(52,841,496)	(99,524,754)
Net Income from Continuing Operations		337,169,628	151,257,454	188,618,946
Net Income for the Year		337,169,628	151,257,454	188,618,946
Net Income for the Year Attributable to parent company´s owners		337,172,143	151,257,426	188,618,946
Net Income for the Year Attributable to Non-controlling Interests	50	(2,515)	28	—
(*) Comparative data for the year ended December 31, 2021 are prepared on an IFRS 4 basis.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2023

Items	Notes	12.31.23	12.31.22	12.31.21
Earnings per Share
Net Income Attributable to parent company´s owners		337,172,143	151,257,426	188,618,946
Net Income Attributable to parent company´s owners Adjusted by dilution effects		337,172,143	151,257,426	188,618,946
Weighted-Average of Ordinary Shares Outstanding for the Year		1,474,692	1,474,692	1,474,692
Diluted Weighted-Average of Ordinary Shares Outstanding for the Year		1,474,692	1,474,692	1,474,692
Basic Earnings per Share	43	228.64	102.57	127.90
Diluted Earnings per Share	43	228.64	102.57	127.90
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2023
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.23	12.31.22	12.31.21
Net Income for the Year		337,169,628	151,257,454	188,618,946
Foreign Currency Adjustment		871,144	581,896	(24,222)
Income / (Loss) from Financial Instruments at Fair Value through OCI (Item 4.1.2a, IFRS 9)		671,527	(3,516,892)	528,907
Fair Value through OCI	32	937,873	(3,307,570)	759,640
Income tax	41	(266,346)	(209,322)	(230,733)
Other Comprehensive (Loss)		—	(56,159)	—
Other Comprehensive (Loss)		—	(69,593)	—
Income tax	41	—	13,434	—
Total Other Comprehensive Income / (Loss) that may be Reclassified to Profit or Loss for the Year		1,542,671	(2,991,155)	504,685
Total Other Comprehensive Income / (Loss)		1,542,671	(2,991,155)	504,685
Total Comprehensive Income		338,712,299	148,266,299	189,123,631
Total Comprehensive Income Attributable to Parent company´s owners		338,714,814	148,266,271	189,123,631
Total Comprehensive (Loss) / Income Attributable to Non-controlling Interests	50	(2,515)	28	—
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2023, AND ENDED DECEMBER 31, 2023, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company´s owners	Total Shareholders’ Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.22		1,474,692	17,281,187	716,519,943	247,618	584,507	21,508,359	1,531,278,808	(393,013,302)	1,895,881,812	59	1,895,881,871
April 25, 2023 Shareholder´s Meeting
Reserve creation		—	—	—	—	—	8,012,540	126,656,932	(134,669,472)	—	—	—
Distribution of Profits
Cash dividends	42 and 50	—	—	—	—	—	—	(191,860,028)	(25,581,333)	(217,441,361)	(59)	(217,441,420)
Other reserves		—	—	—	—	—	—	4	—	4	—	4
Business combination	15	—	—	—	—	—	—	—	—	—	91,245	91,245
Total Comprehensive Income for the Year
Net Income for the Year	43 and 50	—	—	—	—	—	—	—	337,172,143	337,172,143	(2,515)	337,169,628
Other Comprehensive Income for the Year		—	—	—	671,527	871,144	—	—	—	1,542,671	—	1,542,671
Balances as of 12.31.23		1,474,692	17,281,187	716,519,943	919,145	1,455,651	29,520,899	1,466,075,716	(216,091,964)	2,017,155,269	88,730	2,017,243,999
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2023, AND ENDED DECEMBER 31, 2023, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit (Loss) from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company's owners	Total Shareholders' Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.21		1,474,692	17,281,187	716,519,943	3,764,510	58,770	11,869,845	1,447,444,410	(351,500,447)	1,846,912,910	31	1,846,912,941
26 April, 2022 Shareholder´s Meeting
Reserve creation		—	—	—	—	—	9,638,514	83,834,379	(93,472,893)	—	—	—
Use of Reserve and distribution of cash dividends	42	—	—	—	—	—	—	—	(99,297,388)	(99,297,388)	—	(99,297,388)
Other reserves		—	—	—	—	—	—	19	—	19	—	19
Total Comprehensive Income for the Year
Net Income for the Year	43 and 50	—	—	—	—	—	—	—	151,257,426	151,257,426	28	151,257,454
Other Comprehensive Income for the Year		—	—	—	(3,516,892)	525,737	—	—	—	(2,991,155)	—	(2,991,155)
Balances as of 12.31.22		1,474,692	17,281,187	716,519,943	247,618	584,507	21,508,359	1,531,278,808	(393,013,302)	1,895,881,812	59	1,895,881,871
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2023, AND ENDED DECEMBER 31, 2023, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit (Loss) from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company's owners	Total Shareholders' Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.20		1,474,692	17,281,187	716,519,943	3,235,603	82,992	11,869,845	1,624,800,808	(705,793,265)	1,669,471,805	31	1,669,471,836
Distribution of Profits
Absorption of Retained Earnings		—	—	—	—	—	—	(165,673,872)	165,673,872	—	—	—
Use of Reserve and distribution of cash dividends	42	—	—	—	—	—	—	(11,682,545)	—	(11,682,545)	—	(11,682,545)
Other Reserves		—	—	—	—	—	—	19	—	19	—	19
Total Comprehensive Income for the Year
Net Loss for the Year	43	—	—	—	—	—	—	—	188,618,946	188,618,946	—	188,618,946
Other Comprehensive Income for the Year		—	—	—	528,907	(24,222)	—	—	—	504,685	—	504,685
Balances as of 12.31.21		1,474,692	17,281,187	716,519,943	3,764,510	58,770	11,869,845	1,447,444,410	(351,500,447)	1,846,912,910	31	1,846,912,941
____________________
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2023
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.23	12.31.22	12.31.21
CASH FLOWS FROM OPERATING ACTIVITIES
Income before Taxes from Continuing Operations		543,010,109	204,098,950	288,143,700
Adjustment to Obtain the Operating Activities Flows:
Expected credit loss allowance	36	190,682,814	163,294,445	133,151,102
Depreciation Expenses	39	84,278,588	86,811,560	87,941,850
Loss on Net Monetary Position		1,518,506,605	851,315,576	482,259,367
Other Operations		704,536,747	560,286,925	737,888,030
Net (Increases)/Decreases from Operating Assets:
Debt securities measured at fair value through profit or loss		(347,700,732)	105,254,874	(81,723,543)
Derivative Financial Instruments		(24,927,325)	(2,798,175)	12,258,537
Repurchase Transactions		15,181,473	803,762	(771,995)
Other Financial Assets		12,241,117	(25,729,029)	(47,687,976)
Net Loans and Other Financing
- Non-financial Public Sector		3,099,869	(4,005,403)	44
- Other Financial Institutions		(56,044,391)	55,300,887	56,800,539
- Non-financial Private Sector and Residents Abroad		584,704,945	435,732,033	106,470,693
Other Debt Securities		(784,480,453)	(569,483,524)	(361,134,938)
Financial Assets Pledged as Collateral		42,102,334	(259,919,672)	(42,360,473)
Investments in Equity Instruments		(3,680,056)	621,704	38,398,222
Other Non-financial Assets		(34,207,249)	(10,829,640)	4,568,098
Non-current Assets Held for Sale		(71,024)	90	264,544
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector		(63,720,349)	(27,378,963)	(39,931,242)
- Financial Sector		593,298	1,041,325	2,595,536
- Non-financial Private Sector and Residents Abroad		(899,375,394)	412,804,411	128,759,198
Liabilities at fair value through profit or loss		49,241,486	(215,447)	459,040
Derivative Financial Instruments		6,963,147	955,819	3,793,761
Other Financial Liabilities		193,449,957	(104,906,656)	301,001,637
Provisions		(11,546,983)	5,356,109	(7,997,456)
Other Non-financial Liabilities		75,608,616	10,521,838	1,360,982
Income Tax Payments		(131,146,251)	(94,647,106)	(88,979,082)
NET CASH GENERATED BY OPERATING ACTIVITIES (A)		1,667,300,898	1,794,286,693	1,715,528,175
CASH FLOWS FROM INVESTMENT ACTIVITIES
Payments:
Purchase of PP&E and Intangible Assets		(74,018,545)	(57,704,506)	(60,315,949)
Capital Contributions and purchase of shares in Investments in Subsidiaries, Associates, and Joint Ventures		(2,520,655)	(2,420,874)	(1,268,578)
Payments for business combinations	15.3	(11,149,830)	—	—
Collections:
Sale of PP&E and Intangible Assets		4,815,496	1,893,007	3,944,258
Dividends earned		1,015,077	—	6,304,470
Sales of Investments in Subsidiaries, Associates and Joint Ventures		—	—	274,076
NET CASH USED IN INVESTMENT ACTIVITIES (B)		(81,858,457)	(58,232,373)	(51,061,723)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Unsubordinated Debt Securities		(157,188,276)	(124,998,913)	(103,467,999)
Loans from Local Financial Institutions		(335,727,529)	(160,146,015)	(107,656,543)
Dividends	42	(179,275,944)	(66,213,933)	(11,682,545)
Leases payments	16	(6,372,889)	(8,331,048)	(10,531,399)
Collections:
Debt Securities		75,020,756	209,971,829	144,871,361
Loans from Local Financial Institutions		373,779,755	233,677,686	139,594,879
NET CASH (USED IN)/GENERATED BY FINANCING ACTIVITIES (C)		(229,764,127)	83,959,606	51,127,754
EXCHANGE INCOME ON CASH AND CASH EQUIVALENTS (D)		1,034,032,734	559,890,391	269,313,377
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		2,389,711,048	2,379,904,317	1,984,907,583
MONETARY LOSS RELATED TO CASH AND CASH EQUIVALENTS		(3,253,931,939)	(2,142,479,236)	(1,559,297,173)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	5	4,131,560,418	3,894,135,337	3,468,524,927
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	5	3,267,339,527	4,131,560,418	3,894,135,337

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2023 AND ENDED DECEMBER 31, 2023, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 1. ACCOUNTING POLICIES AND BASIS FOR PREPARATION
Grupo Financiero Galicia S.A. (hereinafter, “the Company”, and jointly with its subsidiaries, “the Group”) is a financial services holding company incorporated on September 14, 1999, under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A.U. (hereinafter, “Banco Galicia” or “the Bank”) which is a private bank offering a wide range of financial services, both to individuals and companies. Likewise, the Company has a controlling interest in: Tarjetas Regionales S.A. (hereinafter, “Naranja X”), which maintains investments related to the issuance of credit cards and services for managing personal and commercial finance; Sudamericana Holding S.A., a company engaged in the insurance business; Galicia Asset Management S.A.U., a mutual fund management company; Galicia Warrants S.A., a warrant issuing company; IGAM LLC, a company engaged in assets management; Galicia Securities S.A.U. a settlement and compensation agent and Trading Agent – Own Portfolio; Agri Tech Investments LLC, a company that seeks to provide a digital ecosystem that optimizes agricultural management in a practical and integrated way; Galicia Investments LLC and Galicia Ventures LP, companies dedicated to facilitating investment initiatives within the Open Innovation and Corporate Venturing program; and Galicia Holdings US Inc., parent company of Galicia Capital US LLC, a company dedicated to reaching new customers by incorporating a wide range of financial instruments and enabling the development of innovative credit products.
These consolidated financial statements were approved and authorized for publication through Minutes of Board of Directors’ Meeting No. 706 dated April 26, 2024.
1.1.    BASIS FOR PREPARATION
These consolidated financial statements have been prepared in accordance and in compliance with IFRS Accounting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC). All the IFRSs in force as of the date of preparation of these consolidated financial statements have been applied.
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
The Group has presented its local financial statements under these rules on March 4, 2024. Shareholders’ equity under the rules of the Argentine Central Bank is presented in Note 52.8.
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
These consolidated financial statements are based on a historical cost.
(c)    New Accounting Standards
The Group has applied the following standards for the first time as of January 1, 2023:

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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Annual improvements - IFRS 11 and IFRS 15
IFRS 11 Disposal of Long-Lived Assets and Discontinued Operations and NIF C-11, Stockholders' Equity: It incorporates the accounting treatment in the event that in a distribution of dividends or capital reimbursement through long-lived assets there is a difference between the book value of the long-lived assets held to distribute to owners that will be used to settle said transaction and the liability recognized on the date that the dividends or capital reimbursements are settled.
Item	IFRS 15 Translation of Foreign Currencies: Modifies the practical solution to not translate the financial statements from the recording currency to the functional currency, in order to be precise and make it clearer that in the event that they do not have subsidiaries or controllers, they must also meet the requirement of not having users who require the financial statements considering the effects of the translation to the functional currency.
Publication date	March 2023.
Effective date	As of January 2023.
Impact	It does not have a significant impact on the Group's financial statements.

IAS 33 - Earnings per Share
Item	Establishes rules for calculating and presenting basic earnings per share (EPS), both in ordinary and dilution situations. Certain aspects related to preferred dividends are clarified and indications are given on how to determine if certain financial instruments are dilutive or not for the EPS calculation. Additionally, it is specified that the shares issued for the translation of a financial instrument must be considered in the calculation of the basic EPS from the date the corresponding contract is signed.
Publication date	March 2023.
Effective date	As of January 2023.
Impact	It does not have a significant impact on the Group's financial statements.

IFRS 17 “Insurance contracts.”
Item	It provides a comprehensive, principles-based framework for the measurement and presentation of all insurance contracts. The new standard will replace IFRS 4 “Insurance contracts” requires an entity to recognize the profit of a group of contracts throughout the period in which the entity provides the services, and as the entity is released from risk. If a group of contracts contains or becomes loss-producing, the entity is required to immediately recognize those losses. The standard also requires that income from insurance ordinary activities, insurance service expenses and insurance finance income or expenses be presented separately.
Publication date	May 2017, with modifications in June 2020 and December 2021.
Effective date	1st. January 2023.
Impact	As of the date of adoption, it resulted in a decrease in equity and net income of Ps.67,239 (Ps.209,387 expressed in closing currency).
On January 1, 2023, the Group adopted IFRS 17 ‘Insurance Contracts’. As required by the Standard, the Group applied the requirements retrospectively as from the transition date (January 1, 2022) with comparative data for periods before the transition date presented as previously published under IFRS 4 ‘Insurance Contracts’. IAS 1 ‘Presentation of Financial Statements’ requires that a third statement of financial position as of the transition date of January 1, 2022 to be disclosed, since the impact of the application is not material the Group decided not to present such statement.

The Group has determined that reasonable and supportable information was available for all contracts in force at the transition date. Accordingly, the Group has: identified, recognized and measured each group of insurance contracts and each insurance acquisition cash flows asset in this category as if IFRS 17 had always applied; derecognized any existing balances that would not exist if IFRS 17 had always applied; and recognized any resulting net difference in equity. At the transition date, the implementation of this Standard was not material for the Group.
(d)    New accounting standards and amendments issued by the IASB that have not been adopted by the Group
The new standards, amendments and interpretations published are detailed below; however, they have not yet come into force for fiscal years commenced January 1, 2023, and have not been early adopted by the Group:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amendments to IAS 1 - Presentation of Financial Statements on the Classification of Liabilities.
Item	The amendments to IAS 1 clarify that liabilities will be classified as current or non-current depending on the rights that exist at the end of the reporting period. This classification is not affected by the entity's expectations or events that occurred after the reporting date, it also clarifies what IAS 1 refers to when it refers to the “settlement” of a liability.
Publication date	November 2022.
Effective date	As of January 2024.
Impact	It is estimated that the application of this standard does not have a significant impact on the Group's financial statements.

Amendments to IFRS 16 - Leaseback.
Item	These amendments include requirements for leaseback transactions in IFRS 16 in order to explain how an entity accounts for a leaseback after the transaction date. Leaseback transactions where some or all of the lease payments are variable payments that do not depend on an index or rate are likely to be affected.
Publication date	September 2022.
Effective date	As of January 2024.
Impact	It is estimated that the application of this standard does not have a significant impact on the Group's financial statements.

Amendments to IAS 7 and IFRS 7 - Disclosures about Supplier Financing Arrangements (SFAs)
Item	These amendments include specific disclosures about vendor financing arrangements (SFAs) in order to assess how they affect an entity's liabilities, cash flows, and liquidity risk. As well as to increase the transparency of these agreements.
Publication date	May 2023.
Effective date	As of January 2024.
Impact	No significant impact on the Group's financial statements.

Amendments to IAS 21 - Lack of Exchangeability
Item	The amendment provides guidance for entities to apply a consistent approach to the assessment of whether a currency is convertible at the measurement date and for a specific purpose, and if not, the determination of the exchange rate to be used for measurement purposes and the disclosures to be provided in their financial statements. A currency is convertible when there is the possibility of exchanging it for another currency, with normal administrative delays, and the transaction occurs through markets or exchange mechanisms that create enforceable rights and obligations.
Publication date	August 2023.
Effective date	As of January 2025.
Impact	It is estimated that the application of this standard does not have a significant impact on the Group's financial statements.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
For the purpose of consolidating its financial statements, the Group used the subsidiaries’ financial statements for the year ended December 31, 2023. The accounting policies applied by Sudamericana Holding SA. are established by the National Insurance Superintendency and have been adjusted to those applied by the Group in preparing its consolidated financial statements.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
As of December 31, 2023, and December 31, 2022, balances in U.S. Dollars were translated at the reference exchange rate (Ps.808.48 and Ps.177.13, respectively) established by the Argentine Central Bank. Foreign currencies other than the US dollar have been translated into this currency using exchange rates reported by the Argentine Central Bank.
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
1.11.    EXPECTED CREDIT LOSS ALLOWANCE
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
1.23.    ASSETS AND LIABILITIES ARISING FROM INSURANCE AND REINSURANCE CONTRACTS
On January 1, 2023, the Group adopted IFRS 17 ‘Insurance Contracts’. For more information about the adoption and transition processes see note 1.1.c).
Insurance contracts
Insurance contracts are contracts under which the Group accepts significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policyholder. In making this assessment, all material rights and obligations, including those arising from laws or regulations, are considered on a contract-by-contract basis. The Group uses its judgment to assess whether a contract transfers insurance risk (i.e., whether there is a scenario with commercial substance in which the Group has the possibility of a loss on a present value basis) and whether the insurance risk accepted is significant.
Separation of components
Contracts that have a legal form of insurance but do not transfer significant insurance risk and expose the Group to financial risks are classified as investment contracts and follow the accounting for financial instruments under IFRS 9. The Group has assessed whether its contracts accept significant insurance risk from another party by agreeing to compensate the insurance policyholder if an uncertain future event occurs that adversely affects it. From this assessment it has been concluded that all insurance contracts that were under the scope of IFRS 4 meet the definition of an insurance contract and therefore the introduction of IFRS 17 does not result in any reclassification.
Aggregation level
The grouping of contracts in units of account is made according to the types of products, onerousness and year of underwriting; since they have similar risks, they are managed together and no portfolio of contracts may contain contracts issued more than one year apart.
The Group classifies a portfolio of insurance contracts as onerous or non-onerous based on the expected profitability at the policy or contract level at the time of recognition.
Recognition of insurance and reinsurance contracts

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IFRS 17 includes three measurement models, reflecting a different degree of policyholder involvement in the investment performance or overall performance of the insurance entity: the General Measurement Model (GMM, also known as the Building Block Approach (BBA)), the Variable Fee Approach (VFA) and the Premium Allocation Approach (PAA).
Measurement of Insurance and Reinsurance Contracts
General Model
In the measurement of contracts that include discretionary contractual features of policyholder participation, the Group has defined to apply the modified BBA Model. This method will be applied to the following units of account: Long-term Individual Life, Endowment, Retirement, USD Retirement and Provisional Annuity.
The amount of contracts valued following the general model (BBA) is residual in the group. The General Model requires that insurance contracts be initially valued for the total of:
a.fulfillment cash flows, which comprise the estimation of future cash flows discounted to reflect the time value of money, the financial risk associated, and a risk adjustment for non-financial risk that would represent the compensation required for the uncertainty associated with the amount and timing of the expected cash flows;
b.and the contractual service margin (CSM), which represents the expected unearned profit from insurance contracts, which will be recognized in the entity’s income statement as the service is provided in the future, instead of being recognized at the time of the estimation.
Simplified Model
For the remaining insurance contracts issued by the Group, the Simplified Model has been applied since the remaining hedge liability of such contracts has a coverage period of one year or less, or in those contracts with a duration of more than one year, a material valuation other than the General Model is not expected to occur.
Under the simplified approach, the Group assumes that such contracts are not onerous at initial recognition, unless facts and circumstances indicate otherwise. If facts and circumstances indicate that some contracts are onerous, an additional assessment is made to distinguish onerous from non-onerous contracts. For non-onerous contracts, the Group assesses the likelihood of changes in the applicable facts and circumstances in subsequent periods to determine whether the contracts have a significant possibility of becoming onerous.
Under this model, the remaining hedge liability consists of the premiums received (collected), less the insurance acquisition cash flows paid, plus or minus the allocation to income of the premiums or expected acquisition cash flows, respectively. The allocation to income is made on a straight-line basis over the period of coverage of the contract, in the event that the accrual of income is also straight-line. The Group has chosen to defer acquisition costs, although there is an option to recognize such costs as they are incurred.
The Group does not adjust the remaining hedge liability for insurance contracts issued for the effect of the time value of money because the insurance premiums expire within the coverage period of the contracts, which is one year or less.
Groups of contracts measured under the simplified model have an incurred claims liability calculated in a manner similar to that of the General Model. For contracts measured under the simplified method, the incurred claims liability is measured similarly to the measurement under the general model. Future cash flows are adjusted for the time value of money, as certain insurance contracts issued by the Group and measured under the PAA typically have a settlement period longer than one year. In addition, the risk adjustment for non-financial risk is applied to the present value of estimated future cash flows and reflects the compensation the Group requires for bearing the uncertainty about the amount and timing of non-financial risk cash flows as the Group fulfills insurance contracts.
Discount rate
IFRS 17 requires a measurement of the present value of future cash flows, for which it is necessary to define discount rates that reflect the time value of money. Without precise guidelines, the standard refers to bottom-up and top-down approaches, respectively.
The bottom-up approach is based on a risk-free curve to which an illiquidity premium is added; the top-down approach is based on a measure of return on a linked portfolio of assets, from which the associated credit risk is subtracted.
The Group has defined a methodology for the determination of discount rates, taking into account the general indications of the standard.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group used the following yield curves to discount the cash flows:

Year/Quarter	Q1	Q2	Q3	Q4
2024	74.0%	30.0%	13.1%	9.0%
2025	10.9%	9.0%	9.1%	9.6%
2026	7.0%	7.0%	7.0%	7.0%
2027	5.5%	5.5%	5.5%	5.5%
2028	5.5%	5.5%	5.5%	5.5%
Risk margin
The risk adjustment for non-financial risk is the compensation the Group requires for bearing the uncertainty about the amount and timing of cash flows arising from insurance risk and other non-financial risks such as lapse risk and expense risk. It measures the degree of variability of expected future cash flows and the Group's specific price for assuming that risk and reflects the Group's degree of risk aversion. The resulting risk adjustment corresponds to a confidence level of 64% for Galicia Seguros S.A.U. and 67% for Sudamericana Seguros Galicia SA. (formerly Seguros Sura S.A.).
Reinsurance
In general, the Group values reinsurance contracts under the Simplified Model, valuing the asset for remaining coverage of contracts with a coverage period equal to or less than one year, or in those contracts with a duration of more than one year, but which are not expected to result in a valuation significantly different from that of the General Model. This method also includes the asset for claims incurred.
Insurance service results
Insurance revenue reflects the consideration to which the Group expects to be entitled in exchange for the provision of coverage and other insurance contract services. Insurance service expenses comprise claims incurred and other insurance service expenses incurred, and losses on onerous groups of contracts and reversals of such losses.
The Group applies the accounting policy set out in IFRS 17.86 and presents the financial performance of groups of reinsurance contracts held on a net basis in net income (expense) from reinsurance contracts held.
As a general rule, for the presentation of financial income or expense from insurance contracts arising as a result of the effect of the time value of money and the effect of financial risk disclosed in "Other Operating Expenses", the Group does not disaggregate changes in the risk adjustment for non-financial risk between insurance service result and insurance financial income or expense.
The Group includes all insurance financial income or expense for the period in profit or loss.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
b.    VALUATION OF THE EXPECTED CREDIT LOSS ALLOWANCE
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of the indicated dates, the Group maintains the following portfolios of financial instruments:

Portfolio of Instruments as of 12.31.23	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Cash and Due from Banks	—	1,995,884,822	—
Argentine Central Bank’s Bills (*)	—	316,319,663	—
Government Securities (*)	572,828,611	—	—
Corporate Securities (*)	25,966,254	—	—
Derivative Financial Instruments	35,290,286	—	—
Repurchase Transactions	—	1,170,165,239	—
Other Financial Assets	49,300,833	128,802,703	—
Loans and Other Financing	—	3,080,706,325	—
Other Debt Securities (*)	—	1,588,686,366	21,328,319
Financial Assets Pledged as Collateral	36,054,319	395,502,883	—
Investments in Equity Instruments	9,637,518	—	—
Liabilities
Deposits	—	5,707,779,943	—
Liabilities at fair value through profit or loss	49,485,078	—	—
Derivative Financial Instruments	12,238,747	—	—
Repurchase Transactions	—	23,346,266	—
Other Financial Liabilities	—	1,273,329,296	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	—	138,128,699	—
Debt Securities	—	92,715,512	—
Subordinated Debt Securities	—	205,612,893	—
(*)    Recorded in Debt Securities at fair value trough profit or loss, except for Argentine Central Bank´s Bills at amortized cost that are recorded in Other debt securities.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Portfolio of Instruments as of 12.31.22	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Cash and Due from Banks	—	1,393,686,854	—
Argentine Central Bank’s Bills (*)	2,242,639,562	—	—
Government Securities (*)	220,650,695	—	—
Corporate Securities (*)	3,900,088	—	—
Derivative Financial Instruments	10,362,961	—	—
Repurchase Transactions	—	359,750,280	—
Other Financial Assets	32,881,802	141,558,441	—
Loans and Other Financing	—	3,871,626,785	—
Other Debt Securities	—	1,130,358,620	11,495,275
Financial Assets Pledged as Collateral	2,263,880	471,395,656	—
Investments in Equity Instruments	6,972,539	—	—
Liabilities
Deposits	—	6,670,282,388	—
Liabilities at fair value through profit or loss	243,592	—	—
Derivative Financial Instruments	5,275,600	—	—
Other Financial Liabilities	—	1,086,252,228	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	—	116,684,862	—
Debt Securities	—	209,587,705	—
Subordinated Debt Securities	—	141,394,653	—
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
Valuation Techniques
The valuation techniques to determine fair values include:
•Market prices for similar instruments.
•Determining the estimated present value of instruments.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
As stated above, the rates and spreads to be used to discount future cash flows and originate the price of the instrument are determined.
All the modifications to the valuation methods are previously discussed and approved by the Group’s key personnel.
The Group’s financial instruments measured at fair value at the end of the reporting period are detailed below:

Portfolio of Instruments as of 12.31.23	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Government Securities	571,896,244	932,367	—
Corporate Securities	25,241,227	476,850	248,177
Derivative Financial Instruments	20,656	35,269,630	—
Other Debt Securities	10,641,603	10,686,716	—
Other Financial Assets	49,279,292	21,541	—
Financial Assets Pledged as Collateral	36,054,319	—	—
Investments in Equity Instruments	2,709,730	—	6,927,788
Liabilities
Liabilities at fair value through profit or loss (*)	49,485,078	—	—
Derivative Financial Instruments	—	12,238,747	—
Total	646,357,993	35,148,357	7,175,965
(*)They include the operations of obligations for operations with Government Securities of third parties.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Portfolio of Instruments as of 12.31.22	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Argentine Central Bank’s Bills and Notes	—	2,242,639,562	—
Government Securities	215,084,330	5,566,365	—
Corporate Securities	1,412,278	542,391	1,945,419
Derivative Financial Instruments	1,915	10,361,046	—
Other Debt Securities	2,897,323	8,597,952	—
Other Financial Assets	32,881,802	—	—
Financial Assets Pledged as Collateral	2,263,880	—	—
Investments in Equity Instruments	338,348	—	6,634,191
Liabilities
Liabilities at fair value through profit or loss (*)	243,592	—	—
Derivative Financial Instruments	—	5,275,600	—
Total	254,636,284	2,262,431,716	8,579,610
(*)Include the operations of obligations for operations with Government Securities of third parties.
The evolution of instruments included in Level 3 Fair Value is detailed below:

Level 3	12.31.22	Transfers(*)	Recognition	Derecognition	Income (Loss)	Inflation Effect	12.31.23
Government Securities	—	2,749,897	1,062,060	(4,985,512)	1,600,754	(427,199)	—
Corporate Securities	1,945,419	1,856,416	9,933,303	(9,540,392)	1,349,458	(5,296,027)	248,177
Investments in Equity Instruments	6,634,191	—	803,936	(2,606,782)	10,240,161	(8,143,718)	6,927,788
Total	8,579,610	4,606,313	11,799,299	(17,132,686)	13,190,373	(13,866,944)	7,175,965
(*)Include the movements of levels of financial instruments classified as fair value Level 3, as described above.

Level 3	12.31.21	Transfers(*)	Recognition	Derecognition	Income (Loss)	Inflation Effect	12.31.22
Government Securities	10,480,898	(5,047,541)	4,304,669	(9,183,047)	3,756,809	(4,311,788)	—
Corporate Securities	2,051,529	1,731,744	5,149,409	(7,522,945)	816,028	(280,346)	1,945,419
Other Financial Assets	33,880,513	—	—	(17,393,070)	—	(16,487,443)	—
Investments in Equity Instruments	7,202,470	—	—	—	4,035,753	(4,604,032)	6,634,191
Total	53,615,410	(3,315,797)	9,454,078	(34,099,062)	8,608,590	(25,683,609)	8,579,610
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group included below the fair value of the instruments not carried at fair value as of the year-end.

Items of Assets/Liabilities as of 12.31.23	Book Value	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	1,995,884,822	1,995,884,822	1,995,884,822	—	—
Repurchase Transactions	1,170,165,239	1,170,165,239	1,170,165,239	—	—
Loans and Other Financing	3,080,706,325	3,084,867,731	—	—	3,084,867,731
Other Financial Assets	128,802,703	136,564,439	101,665,092	—	34,899,347
Other Debt Securities (*)	1,905,006,029	1,905,434,511	1,610,412,185	26,543,350	268,478,976
Financial Assets Pledged as Collateral	395,502,883	395,560,476	395,560,476	—	—
Liabilities
Deposits	5,707,779,943	5,708,459,474	—	—	5,708,459,474
Repurchase Transactions	23,346,266	23,346,266	—	—	23,346,266
Financing Received from the Argentine Central Bank and Other Financial Institutions	138,128,699	137,743,790	—	—	137,743,790
Debt Securities	92,715,512	91,166,210	75,714,905	—	15,451,305
Subordinated Debt Securities	205,612,893	201,085,205	—	—	201,085,205
Other Financial Liabilities	1,273,329,296	1,272,854,309	—	—	1,272,854,309
(*)    Includes Argentine Central Bank´s Bills for the sum of Ps.316,319,663.

Items of Assets/Liabilities as of 12.31.22	Book Value	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	1,393,686,854	1,393,686,854	1,393,686,854	—	—
Repurchase Transactions	359,750,280	359,750,280	359,750,280	—	—
Loans and Other Financing	3,871,626,785	3,882,225,090	—	—	3,882,225,090
Other Financial Assets	141,558,441	145,866,952	120,896,437	—	24,970,515
Other Debt Securities	1,130,358,620	1,109,609,241	—	—	1,109,609,241
Financial Assets Pledged as Collateral	471,395,656	471,395,656	471,395,656	—	—
Liabilities
Deposits	6,670,282,388	6,670,131,209	—	—	6,670,131,209
Financing Received from the Argentine Central Bank and Other Financial Institutions	116,684,862	115,342,645	—	—	115,342,645
Debt Securities	209,587,705	205,194,182	185,328,632	—	19,865,550
Subordinated Debt Securities	141,394,653	139,132,579	—	—	139,132,579
Other Financial Liabilities	1,086,252,228	1,085,225,226	—	—	1,085,225,226

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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Cash and cash equivalents break down as follows:

	12.31.23	12.31.22	12.31.21
Net cash and Due from Banks(1)	1,995,884,822	1,393,686,854	1,440,233,266
Argentine Central Bank’s Bills and Notes Maturing up to 90 days(2)	26,543,350	2,242,639,562	1,101,389,597
Receivables from Active Passes(2)	1,160,625,855	358,375,689	1,228,501,588
Loans to Financial Institutions(3)	6,000,000	16,407,135	39,929,501
Overnight Placements in Foreign Banks(3)	17,579,519	78,447,226	34,065,960
Mutual Funds(4)	48,786,211	32,881,801	26,945,400
Time Deposits Maturing up to 90 days(5)	11,919,770	9,122,151	23,070,025
Total Cash and Cash Equivalents	3,267,339,527	4,131,560,418	3,894,135,337
(1)Net of Cash and Cash Equivalents for spot purchases or sales pending settlement.
(2)Included within Repurchase Transactions.
(3)Included within Loans and Other Financing.
(4)Included within Debt Securities at Fair Value through Profit or Loss.
(5)Included within Other Financial Assets.
The reconciliation of financing activities as of December 31, 2023, 2022 and 2021 is presented below:

Item	Balances at 31.12.22	Cash flow payments	Cash flow receipts	Other movements	Balances at 31.12.23
Lease Liabilities	23,902,091	(6,372,889)	—	11,931,614	29,460,816
Debt Securities	209,587,705	(157,188,276)	75,020,756	(34,704,673)	92,715,512
Subordinated Debt Securities	141,394,653	—	—	64,218,240	205,612,893
Financing Received from the Argentine Central Bank and Other Financial Institutions	116,684,862	(335,727,529)	373,779,755	(16,608,389)	138,128,699
Total	491,569,311	(499,288,694)	448,800,511	24,836,792	465,917,920

Item	Balances at 31.12.21	Cash flow payments	Cash flow receipts	Other movements	Balances at 31.12.22
Lease Liabilities	26,578,829	(8,331,048)	—	5,654,310	23,902,091
Debt Securities	169,677,031	(124,998,913)	209,971,829	(45,062,242)	209,587,705
Subordinated Debt Securities	159,387,627	—	—	(17,992,974)	141,394,653
Financing Received from the Argentine Central Bank and Other Financial Institutions	143,882,388	(160,146,015)	233,677,686	(100,729,197)	116,684,862
Total	499,525,875	(293,475,976)	443,649,515	(158,130,103)	491,569,311

Item	Balances at 31.12.20	Cash flow payments	Cash flow receipts	Other movements	Balances at 31.12.21
Lease Liabilities	39,951,919	(10,531,399)	—	(2,841,691)	26,578,829
Debt Securities	156,330,866	(103,467,999)	144,871,361	(28,057,198)	169,677,031
Subordinated Debt Securities	198,262,734	—	—	(38,875,107)	159,387,627
Financing Received from the Argentine Central Bank and Other Financial Institutions	126,614,543	(107,656,543)	139,594,879	(14,670,491)	143,882,388
Total	521,160,062	(221,655,941)	284,466,240	(84,444,487)	499,525,875
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
PURCHASE - SALE TAKEN WITH DELIVERY OF THE UNDERLYING ASSET
As from July 2022, the Argentine Central Bank may make put option bids on securities issued by the National Treasury. Put option contracts are non-transferable and such options may be exercised at any time, from 5 business days after the security settlement until the date established in the option term. The call premiums of the options are set by the Argentine Central Bank prior to the bids, and auctions end by price acceptance.
Put option contracts are intended for those instruments with maturities until December 31, 2025. The exercise price arises from the nominal rates traded for the underlying asset the day before the exercise date, considering the highest rate between the average rate traded on the day and the closing value for the market with the highest volume traded between Argentine Stock Exchanges and Markets (Bolsas y Mercados Argentinos, BYMA) and MAE, plus an additional charge set by the Argentine Central Bank.
The transactions are recorded in Off-Balance Sheet Items, at exercise price. The balances for the transaction premiums are exposed in Assets, in the “Derivative Financial Instruments” line.
The amounts of transactions as of December 31, 2023, and 2022 are as follows:

	Underlying Asset	Type of Settlement	12.31.23(*)	12.31.22(*)
Currency Forward Transactions
Purchases	Foreign currency	Daily difference	652,431,194	533,067,085
Sales	Foreign currency	Daily difference	590,737,106	416,301,506
Customers´ Purchases	Foreign currency	Daily difference	84,103,301	50,021,964
Customers´ Sales	Foreign currency	Daily difference	54,639,485	244,301,445
Repurchase Transactions
Forward Purchases	Government Securities	With delivery of the underlying asset	23,566,922	—
Forward Sales	Government Securities	With delivery of the underlying asset	1,205,775,644	392,985,152
Options
Put options taken	Government Securities	With delivery of the underlying asset	2,464,070,256	781,066,913
Put options taken	Foreign currency	With delivery of the underlying asset	—	116,093,355

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(*)Notional values.
For further details, refer to Schedule O.

NOTE 8. REPURCHASE TRANSACTIONS
As of the indicated dates, the Group maintains the following repurchase transactions:

	12.31.23	12.31.22
Debtors for Reserve Repurchase Transactions of Government Securities	1,160,625,855	358,375,689
Interest Accrued Receivable for Reserve Repurchase Transactions	9,539,384	1,374,591
Total Repurchase Transactions—Assets	1,170,165,239	359,750,280

	12.31.23	12.31.22
Creditors for Repurchase Transactions of Government Securities	23,189,189	—
Interest Accrued Payable for Repurchase Transactions	157,077	—
Total Repurchase Transactions—Liabilities	23,346,266	—
The notional values of the assets transferred in repurchase transactions are presented in Note 7 and Schedule O.

	12.31.23	12.31.22
Reverse Repurchase Transactions recorded in Off-Balance Sheet Items	1,167,219,902	358,376,116
Forward purchases for Repurchase transactions recorded in Financial Assets Pledged as Collateral	18,891,202	—

NOTE 9. OTHER FINANCIAL ASSETS
As of the indicated dates, the balances of “Other Financial Assets” were as follows:

	12.31.23	12.31.22
Receivables from Spot Sales of Foreign Currency Pending Settlement	11,631,346	3,598,798
Receivables from Spot Sales of Government Securities Pending Settlement	31,875,354	71,415,423
Sundry Debtors	68,945,190	58,019,662
Mutual Funds	49,245,412	32,881,801
Premiums from financial guarantee contracts	5,555,688	1,512,358
Interest accrued receivable	11,359,506	7,091,326
Fiduciary Participation Certificates	55,421	—
Balances from claims pending recovery	3,924	48,885
Minus: Allowances	(568,305)	(128,010)
Total	178,103,536	174,440,243

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The credit rating quality analysis of Other Financial Assets as of December 31, 2023, was as follows:

	Debtors for Sale of Foreign Currency	Debtors for Cash sale of Government Securities to be Settled	Sundry Debtors	Mutual Funds	Premiums from financial guarantee contracts	Interest accrued receivable	Fiduciary participation certificates	Balances from claims pending recovery
Not yet due	11,631,346	31,875,354	68,908,835	49,245,412	5,555,688	11,359,506	55,421	3,924
Impaired/Uncollectible	—	—	36,355	—	—	—	—	—
Allowances	—	—	(568,305)	—	—	—	—	—
Total	11,631,346	31,875,354	68,376,885	49,245,412	5,555,688	11,359,506	55,421	3,924
The main factors considered by the Group to determine the impaired assets are their due date status and the possibility to realize the related collateral, if appropriate.
Related-party information is disclosed in Note 51.

NOTE 10. LOANS AND OTHER FINANCING
The composition of the Loans and Other Financing portfolio as of the indicated dates is detailed below:

	12.31.23	12.31.22
Non-financial Public Sector	460,847	4,000,190
Argentine Central Bank	40,796	11,466
Financial Institutions	27,298,507	42,528,958
Loans	27,298,507	42,528,958
Non-financial Private Sector and Residents Abroad	3,186,083,159	4,040,454,535
Loans	3,073,592,568	3,965,964,937
Advances	119,850,633	206,971,837
Notes	703,859,191	971,361,949
Mortgage Loans	37,915,833	60,415,652
Pledge Loans	45,092,352	79,761,541
Personal Loans	255,726,017	354,443,305
Credit Card Loans	1,706,968,422	2,025,688,014
Other Loans	49,632,674	117,074,306
Accrued Interest, Adjustments and Quotation Differences Receivable	167,597,009	166,990,268
Documented Interest	(13,049,563)	(16,741,935)
Financial Leases	6,393,224	10,831,446
Other Financing	106,097,367	63,658,152
Less: Allowances	(133,176,984)	(215,368,364)
Total	3,080,706,325	3,871,626,785
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

NOTE 11. OTHER DEBT SECURITIES
The Group’s “Other Debt Securities” are detailed in Schedule A.
The risk analysis for Other Debt Securities is presented in Note 45.

NOTE 12. FINANCIAL ASSETS PLEDGED AS COLLATERAL
The Financial Assets Pledged as Collateral valuated in accordance with their underlying asset for the years under analysis are detailed below:

	12.31.23	12.31.22
Deposits as Collateral	286,828,739	313,106,746
Special Accounts as Collateral—Argentine Central Bank	97,974,572	126,369,430
Forward Purchases of monetary regulatory instruments	46,761,090	34,682,973
Less: Allowances	(7,199)	(499,613)
Total	431,557,202	473,659,536
The restricted availability assets are detailed in Note 52.2.

NOTE 13. CURRENT INCOME TAX ASSETS
As of the indicated dates, the balances of Current Income Tax Assets correspond to:

	12.31.23	12.31.22
Tax Advances	2,045,887	1,277,544
Total	2,045,887	1,277,544

NOTE 14. INVESTMENTS IN EQUITY INSTRUMENTS
The Group’s “Investments in Equity Instruments” are detailed in Schedule A.
Prisma Medios de Pago S.A. (Prisma)
On October 1, 2021, within the framework of the divestment commitment assumed by Prisma Medios de Pago S.A. ("Prisma") and its shareholders before the National Commission for the Defense of Competition, the Bank, together with all other Prisma’s Class B shareholders, notified AL ZENITH (Netherlands) B.V. (a company linked to Advent International Global Private Equity), the exercise of the put option contemplated in the sale agreement entered into in February 2019. As a result of the exercise of the put option, the process to sell the remaining 49% shareholding in Prisma to AL ZENITH (Netherlands) B.V. was initiated.
In March 2022, the Bank executed the sale of the remaining 49%of Banco Galicia´s shareholding in Prisma to AL ZENITH (Netherlands) B.V. representing 7.4% of Prisma's share capital. The final sale price contemplated in the new sale agreement signed by the parties amounted to US$54,358 to be paid as follows: (i) 30% in Pesos, adjusted by a UVA rate plus a nominal annual rate of 15% and (ii) 70% in US Dollars at a nominal annual rate of 10% within a term of six years.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. EQUITY INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES
15.1    Equity Investments in Subsidiaries
The interest and shareholding percentages in companies over which the Group exerts control, and which are consolidated by the Group, are detailed below:

	Direct and Indirect Shareholding		Equity Investment %
Company	12.31.23	12.31.22	12.31.23	12.31.22
Agri Tech Investments Argentina S.A.U.	199,937	199,937	100.00%	100.00%
Agri Tech Investments LLC	1,180,032,017	199,997,240	100.00%	100.00%
Banco de Galicia y Buenos Aires S.A.U.	668,549,353	668,549,353	100.00%	100.00%
Cobranzas Regionales S.A. (*)	—	3,910,000	—%	100.00%
Galicia Asset Management S.A.U.	20,000	20,000	100.00%	100.00%
Galicia Broker Asesores de Seguros S.A.	71,310	71,308	99.99%	99.99%
Galicia Capital US LLC	1,000	—	100.00%	—%
Galicia Holdings US Inc.	1,000	—	100.00%	—%
Galicia Investments LLC	10,237,394	—	100.00%	—%
Galicia Retiro Compañía de Seguros S.A.U.	27,727,278	27,727,278	100.00%	100.00%
Galicia Securities S.A.U.	95,392,000	95,392,000	100.00%	100.00%
Galicia Seguros S.A.U.	18,308,870	18,308,870	100.00%	100.00%
Galicia Ventures LP	350,371,489	—	100.00%	—%
Galicia Warrants S.A.	1,000,000	1,000,000	100.00%	100.00%
Nera Uruguay S.A. (formerly Halsiuk S.A.) (**)	40	—	100.00%	—%
IGAM LLC	4,750,561,179	3,503,311,179	100.00%	100.00%
INVIU S.A.U.	809,611,333	2,469,146	100.00%	100.00%
INVIU Capital Markets Limited	1	—	100.00%	—%
INVIU Technology Limited	1	—	100.00%	—%
INVIU Uruguay Agente de Valores S.A.	40,000,000	40,000,000	100.00%	100.00%
Naranja Digital Compañía Financiera S.A.U.	1,712,567,500	1,712,567,500	100.00%	100.00%
Sudamericana Holding S.A.	32,717,429	185,653	100.00%	100.00%
Sudamericana Seguros Galicia S.A. (formerly Seguros SURA S.A.) (***)	4,512,697,946	—	99.43%	—%
Tarjeta Naranja S.A.U.	2,896	2,824	100.00%	100.00%
Tarjetas Regionales S.A.	1,756,704,458	1,756,704,458	100.00%	100.00%
Well Assistance S.A.U.	100,000	100,000	100.00%	100.00%
(*)    Company absorbed by Tarjeta Naranja S.A.U. as from October 1, 2023.
(**) As of the date of issuance of these financial statements, the process for the change of name is pending registration at the Registry of Legal Entities of the ROU.
(***) As of the date of issuance of these financial statements, the process of change of name is pending approval by the Superintendence of Insurance of the Nation.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following are the balances of subsidiaries, according to IFRS as of the indicated dates:

	12.31.23
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss) (*)
Agri Tech Investments Argentina S.A.U.	2,787,696	904,641	1,883,055	(781,476)
Agri Tech Investments LLC	1,303,364	—	1,303,364	(1,371,520)
Banco de Galicia y Buenos Aires S.A.U.	8,662,949,001	7,011,484,525	1,651,464,476	281,633,788
Cobranzas Regionales S.A. (**)	—	—	—	(3,714,620)
Galicia Asset Management S.A.U.	28,776,139	9,539,077	19,237,062	24,701,384
Galicia Broker Asesores de Seguros S.A. (***)	1,642,905	537,029	1,105,876	1,467,113
Galicia Capital US LLC	40,424	—	40,424	(15,658)
Galicia Holdings US Inc.	40,432	40,424	8	4
Galicia Investments LLC	7,992	—	7,992	(7,201)
Galicia Retiro Compañía de Seguros S.A.U. (***)	3,880,873	3,095,041	785,832	108,782
Galicia Securities S.A.U.	57,941,669	46,618,845	11,322,824	12,781,876
Galicia Seguros S.A.U. (***)	22,906,960	8,789,124	14,117,836	7,052,093
Galicia Ventures LP	799,228	—	799,228	220,112
Galicia Warrants S.A.	5,580,177	1,897,173	3,683,004	167,512
Nera Uruguay S.A. (formerly Halsiuk S.A.) (****)	—	529	(529)	258
IGAM LLC	11,994,962	2,250	11,992,712	1,491,039
INVIU S.A.U.	49,930,173	42,180,270	7,749,903	558,616
INVIU Capital Markets Limited	18,206	17	18,189	9,403
INVIU Technology Limited	2,790	—	2,790	(2,460)
INVIU Uruguay Agente de Valores S.A.	1,859,603	1,159,691	699,912	(372,663)
Naranja Digital Compañía Financiera S.A.U.	245,802,363	230,814,027	14,988,336	(6,759,772)
Sudamericana Holding S.A. (***)	32,504,862	2,489,822	30,015,040	11,660,967
Sudamericana Seguros Galicia S.A. (formerly Seguros SURA S.A.) (*****)	159,225,575	143,563,039	15,662,536	455,197
Tarjeta Naranja S.A.U.	1,107,822,562	870,967,815	236,854,747	28,531,945
Tarjetas Regionales S.A.	274,378,940	11,334	274,367,606	15,440,229
Well Assistance S.A.U. (***)	554	3,321	(2,767)	(2,767)
____________________
(*)    Income attributable to the shareholders of the parent.
(**)    Net income for the nine-month period ended September 30, 2023.
(***) Net income for the twelve-month period ended December 31, 2023.
(****) Net income for the six-month period ended December 31, 2023.
(*****) Net income for the three-month period ended December 31, 2023.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.22
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss) (*)
Agri Tech Investments Argentina S.A.U.	922,371	248,385	673,986	19,338
Agri Tech Investments LLC	674,194	—	674,194	19,357
Banco de Galicia y Buenos Aires S.A.U.	9,131,354,980	7,569,680,665	1,561,674,315	(126,628,917)
Cobranzas Regionales S.A.	12,601,303	2,556,644	10,044,659	(10,905,321)
Galicia Asset Management S.A.U.	22,723,599	8,228,941	14,494,658	19,072,952
Galicia Broker Asesores de Seguros S.A. (**)	1,207,243	509,737	697,506	183,843
Galicia Retiro Compañía de Seguros S.A.U. (**)	3,770,057	3,091,618	678,439	181,703
Galicia Securities S.A.U.	16,479,976	10,224,949	6,255,027	4,482,657
Galicia Seguros S.A.U. (**)	36,416,717	22,306,927	14,109,790	7,422,669
Galicia Warrants S.A.	5,878,564	1,949,904	3,928,660	270,679
IGAM LLC	7,925,536	1,532	7,924,004	(7,826,988)
INVIU S.A.U.	16,765,655	9,574,374	7,191,281	(7,499,677)
INVIU Uruguay Agente de Valores S.A.	13,225,498	12,947,268	278,230	(241,241)
Naranja Digital Compañía Financiera S.A.U.	100,603,593	89,709,327	10,894,266	(9,294,061)
Sudamericana Holding S.A. (**)	16,350,623	40,190	16,310,433	7,495,557
Tarjeta Naranja S.A.U.	1,288,657,713	1,053,115,050	235,542,663	29,359,014
Tarjetas Regionales S.A.	266,029,478	22,867	266,006,611	3,420,330
Well Assistance S.A.U. (***)	311,408	—	311,408	—
____________________
(*) Income attributable to the shareholders of the parent.
(**)    Net income for the twelve-month period ended December 31, 2022.
Corporate Reorganization
Grupo Financiero Galicia S.A. and Tarjetas Regionales S.A.
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
On June 15, 2021, Grupo Financiero Galicia S.A. sold 10,000 shares of Tarjetas Regionales S.A., representing 0.000569%, to Galicia Securities S.A.U.
Tarjeta Naranja S,A.U. and Cobranzas Regionales S.A.
On July 14, 2023, the Group decided to initiate the necessary steps to carry out a merger by absorption (the “Merger”), whereby Tarjeta Naranja S.A.U. (absorbing company) absorbs Cobranzas Regionales S.A. (absorbed company) effective as from October 1, 2023.

The Merger was carried out within the provisions established in Article 80, Paragraph c), and concordant articles of the Income Tax Law No. 20,628 (Ordered Text of 2019) and its regulations, with the aim, inter alia, of: (i) unifying the administration and management of both companies, with the consequent optimization of services and reduction of costs, (ii) unifying the commercial and marketing programs, (iii) increasing synergy and efficiency to provide a better and more effective customer service and a more efficient rendering of services, (iv) strengthening the payment pooling business

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
within the economic group with the commercial experience Tarjeta Naranja S.A.U. has with its network of physical branch offices (more than 150 throughout the country), and (v) improving the organization and use of resources.

The Prior Merger Agreement was executed by the parties on December 4, 2023, having been approved by the Boards of Directors of Tarjeta Naranja S.A.U. (absorbing company) and Cobranzas Regionales (absorbed company) on the same date.

As of the date of issuance of these Financial Statements, the Merger is pending registration with the relevant corporate regulators (National Securities Commission, General Directorate of Legal Entities of the Province of Cordoba and the Superintendency of Corporations).
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
During the first quarter of 2023, the Board of Directors of Grupo Financiero Galicia S.A. decided to create two companies, Galicia Investments LLC in the state of Delaware, in the United States of America, and Galicia Ventures LP in Ontario, Canada, in order to facilitate the investment initiatives within the open innovation and corporate venturing program.

On October 11, 2023, the Group acquired 99.434% of the capital stock of Seguros Sura S.A., an insurance company with insurance solutions and services for individuals and families, SMEs, large companies and the agricultural and livestock segment, served by a broad network of insurance advisors (see Business Combination).

On October 23, 2023, the Board of Directors of the Company decided to create two companies in the United States of America, Galicia Holdings US Inc. in the state of Delaware, controlling Galicia Capital US LLC, in the state of Florida, a company aimed at attracting new customers by incorporating a wide range of financial instruments and enabling the development of innovative credit products.
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

Company	Equity Investment %	Place of Business	12.31.23	12.31.22
Play Digital S.A.	15.69	CABA	2,650,357	2,076,371

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The movements of such investment are as follows:

Company	12.31.22	Contributions (1)	Purchase of shares	Profit Sharing in income (loss) for the Year	12.31.23
Play Digital S.A.	2,076,371	2,405,770	114,885	(1,946,669)	2,650,357
(1)Banco Galicia has made new contributions after the closing.

Company	12.31.21	Contributions	Sales of shares	Profit Sharing in income (loss) for the Year	12.31.22
Play Digital S.A.	1,027,259	2,336,792	84,083	(1,371,763)	2,076,371
The basic information regarding Grupo Financiero Galicia’s associates is detailed as follows:

	Profit Sharing in income (loss) for the Year (*)
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss)
Play Digital S.A.	16,255,518	6,276,551	9,978,967	(7,818,441)
(*) Balances according to financial statements as of September 30, 2023, restated in closing currency.
For more details see Schedule E.
15.3 Business combination
On August 11, 2023 Sudamericana Holding S.A. entered into a share purchase agreement with Suramericana S.A. and Santa María del Sol S.A.U. (collectively “the seller”), whereby they agreed to sell their entire shareholding in Seguros Sura S.A. after approval of such transaction by the Argentine Superintendency of Insurance (Superintendencia de Seguros de la Nación, SSN).
On September 21, 2023, the SSN approved the transaction and, as a consequence, on October 11, 2023, it was materialized through the transfer 4,512,697,946 ordinary shares with a nominal value of Ps.1 (expressed in Argentine pesos) and with one vote per share, representing 99.43% of the capital and votes of Sudamericana Seguros Galicia S.A. (formerly Seguros Sura S.A.).
The acquiree company is an insurance company that offers insurance solutions and services for individuals and families, large companies and the agricultural and livestock segment, served by a broad network of insurance advisors who make it possible to achieve more than half of the insurer's turnover. The incorporation of the aforementioned company complements the marketing of insurance, which until now was only channeled through the Bank. Seguros Sura S.A. has 775,000 customers and 13 branch offices in the country and a network of approximately 5,000 insurance producers.
The acquired business generated, from the insurance activity, income for the Group amounting to Ps.29,527,213 and a loss of Ps.(452,620) for the period from the acquisition date to December 31, 2023. If such acquisition had occurred on January 1, 2023, the income would have amounted to Ps.108,514,025 and the loss would have amounted to Ps.(4,292,010).
The consideration paid for the business combination amounted to Ps.11,149,830.
The fair value of the net assets acquired as at September 30, 2023 amounted to Ps.16,026,488.
Due to the strategy of concentrating its operations in fewer countries and the need to sell the company in Argentina, the seller accepted the fair value of the price paid. Since the latter is lower than the amount of net assets acquired, the Group recorded a gain of Ps.4,876,658 in “Profit or Loss from Associates and Joint Ventures.”
The fair value of the net assets acquired is currently under review and could be subject to changes within one year from the date of acquisition, in accordance with IFRS 3; however, it is estimated that no significant variations will arise from the aforementioned review.
The Assets and Liabilities arising from the acquisition are detailed below:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Item	Fair value
Assets
Cash and Due from Banks	2,556,085
Investments	76,867,608
Property, Plant and Equipment	2,369,457
Reinsurance Contract Assets	16,064,907
Other Assets	12,366,070
Total Assets	110,224,127
Liabilities
Provisions	561,774
Insurance Contracts Liabilities	85,121,978
Other Liabilities	8,422,642
Total Liabilities	94,106,394
Net Assets	16,117,733
Minority Interest	(91,245)
Net Assets Acquired	16,026,488

NOTE 16. LEASES
This Note provides information for leases where the Grupo is the lessee:
(i) Amounts recognized in the Statement of Financial Position:

	12.31.23	12.31.22
Right-of-use asset (1)	17,775,586	23,021,193
Real estate	17,775,586	23,021,193
Lease Liabilities (2)	(29,460,816)	(23,902,091)
(1)     Recorded in Property, Plant and Equipment.
(2)     Recorded in Other Financial Liabilities, see Note 25.
Additions to the right-of-use assets during the financial year were Ps.5,285,656.
The maturity of lease liabilities is disclosed in Note 45.
(ii) Amounts recognized in the Statement of Income:

	12.31.23	12.31.22
Charge for depreciation of right-of-use assets (1)(2)	(6,760,728)	(8,357,036)
Interest Expenses (3)	(3,404,429)	(3,559,813)
Expenses related to short-term leases (4)	(111,323)	(160,656)
Expenses related to low-value assets leases (4)	(521,042)	(941,360)
Sublease Income (5)	70,567	13,524
(1)Depreciation for right of use of Real Property.
(2)Recorded in Depreciation Expenses, see Note 39.
(3)Recorded in Other Operating Expenses, Lease Interest, see Note 40.
(4)Recorded in Administrative Expenses, see Note 38.
(5)Recorded in Other Operating Income, see Note 34.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The roll forward of right -of-use assets and lease liabilities during the years 2023 and 2022 is as follows:

Right-of-use assets	12.31.23	12.31.22
Balances at the beginning of the year	23,021,193	27,325,869
Additions	5,285,656	4,203,097
Cancellation of contracts	(3,770,535)	(150,737)
Depreciation of the year	(6,760,728)	(8,357,036)
Balances at the end of the year	17,775,586	23,021,193

Lease liabilities(1)	12.31.23	12.31.22
Balances at the beginning of the year	23,902,091	26,578,829
New contracts	5,285,656	4,203,097
Cancellation of contracts	(3,770,535)	(150,737)
Lease payments	(6,372,889)	(8,331,048)
Leases financial cost	3,404,429	3,559,813
Translation differences and inflation adjustment	7,012,064	(1,957,863)
Balances at the end of the year	29,460,816	23,902,091
(1)Recorded in the item Other Financial Liabilities, see Note 25.
The total cash flows related to leases was Ps.6,372,889.

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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19. DEFERRED INCOME TAX ASSETS/LIABILITIES
Changes in “Deferred Income Tax Assets and Liabilities” during the fiscal years ended December 31, 2023, and December 31, 2022, are as follows:
Deferred Tax Assets

Item	12.31.22	Inclusions	Charge to Income	12.31.23
Valuation of Securities	486,624	—	148,607,095	149,093,719
Loans and Other Financing	63,119,380	—	(10,206,870)	52,912,510
Tax Loss Carryforwards	6,559,801	—	(4,108,500)	2,451,301
Insurance Contract Assets	89,035	—	1,658,304	1,747,339
Other Non-financial Assets	4,991,731	—	(4,991,731)	—
Other Financial Liabilities	1,419,433	—	(716,352)	703,081
Provisions	16,085,895	1,608,703	(5,621,520)	12,073,078
Insurance Contracts Liabilities	17,878	—	—	17,878
Reinsurance Contracts Liabilities	—	13,666,440	10,182,580	23,849,020
Other Non-financial Liabilities	9,641,853	1,115,336	2,991,811	13,749,000
Foreign Currency Exchange Differences	19,855	—	80,161	100,016
Inflation adjustment deferral	9,135,996	304,556	(7,742,125)	1,698,427
Others	108,157	—	(108,157)	—
Totals	111,675,638	16,695,035	130,024,696	258,395,369
Net deferred tax assets in subsidiaries with net liability position	(88,986,340)	—	20,344,480	(68,641,860)
Deferred tax assets	22,689,298	16,695,035	150,369,176	189,753,509

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Deferred Tax Liabilities

Item	12.31.22	Inclusions	Charge to Income	12.31.23
Valuation of Securities	(29,812,256)	169,300	28,731,134	(911,822)
Derivate Instruments	(1,444,234)	—	667,935	(776,299)
Other Financial Assets	(1,791,599)	(1,476,458)	(841,000)	(4,109,057)
Property, Plant and Equipment	(45,011,191)	(2,968,242)	8,248,597	(39,730,836)
Intangible Assets	(29,842,201)	—	(658,300)	(30,500,501)
Reinsurance Contract Assets	—	—	(7,261,636)	(7,261,636)
Other Non-financial Assets	(617,727)	—	138,758	(478,969)
Debt Securities	(233,472)	—	151,160	(82,312)
Subordinated Debt Securities	(28,217)	—	24,105	(4,112)
Reinsurance Contracts Liabilities	—	—	(524,796)	(524,796)
Other Non-financial Liabilities	(14,496)	(58,249)	72,745	—
Inflation adjustment deferral	(16,380)	—	11,542	(4,838)
Others	—	(1,656,577)	44,559	(1,612,018)
Totals	(108,811,773)	(5,990,226)	28,804,803	(85,997,196)
Net deferred tax liabilities in subsidiaries with net asset position	88,986,340	—	(20,344,480)	68,641,860
Deferred tax liabilities	(19,825,433)	(5,990,226)	8,460,323	(17,355,336)

Deferred Tax Assets

Item	12.31.21	Charge to Income	12.31.22
Valuation of Securities	—	486,624	486,624
Derivative Instruments	103,680	(103,680)	—
Loans and other financing	100,351,686	(37,232,306)	63,119,380
Tax Loss Carryforwards	5,433,297	1,126,504	6,559,801
Insurance Contract Assets	—	89,035	89,035
Other Non-financial Assets	1,343,836	3,647,895	4,991,731
Other Financial Liabilities	—	1,419,433	1,419,433
Provisions	1,577,805	14,508,090	16,085,895
Insurance Contracts Liabilities	—	17,878	17,878
Other Non-financial Liabilities	6,324,708	3,317,145	9,641,853
Foreign Currency Exchange Differences	86,988	(67,133)	19,855
Inflation adjustment deferral	37,834,512	(28,698,516)	9,135,996
Others	683,184	(575,027)	108,157
Totals	153,739,696	(42,064,058)	111,675,638
Net deferred tax assets in subsidiaries with net liability position	(127,738,387)	38,752,047	(88,986,340)
Deferred tax assets	26,001,309	(3,312,011)	22,689,298

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Deferred Tax Liabilities

Item	12.31.21	Charge to Income	12.31.22
Valuation of Securities	(8,409,947)	(21,402,309)	(29,812,256)
Derivative Instruments	—	(1,444,234)	(1,444,234)
Other Financial Assets	(927,614)	(863,985)	(1,791,599)
Property, Plant and Equipment	(111,309,862)	66,298,671	(45,011,191)
Intangible Assets	(33,910,493)	4,068,292	(29,842,201)
Other Non-financial Assets	(1,304,307)	686,580	(617,727)
Other Financial Liabilities	(830,194)	830,194	—
Debt Securities	—	(233,472)	(233,472)
Subordinated Debt Securities	—	(28,217)	(28,217)
Provisions	(3,949,480)	3,949,480	—
Other Non-financial Liabilities	—	(14,496)	(14,496)
Inflation adjustment deferral	(34,460)	18,080	(16,380)
Others	(4,060)	4,060	—
Totals	(160,680,417)	51,868,644	(108,811,773)
Net deferred tax liabilities in subsidiaries with net asset position	127,738,387	(38,752,047)	88,986,340
Deferred tax liabilities	(32,942,030)	13,116,597	(19,825,433)
In addition, the expiration dates of tax loss carryforwards are as follows:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2019	137,507	2024	34,377
2020	397,219	2025	99,305
2021	2,897,666	2026	724,417
2022	6,210,115	2027	1,552,528
2023	147,850	2028	40,674
	9,790,357		2,451,301

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20. ASSETS/LIABILITIES FOR INSURANCE AND REINSURANCE CONTRACTS
Assets and Liabilities related to insurance and reinsurance contracts as of the indicated dates are detailed as follows:

			Total as
	Life	Non Life	12.31.23
Insurance contract assets	1,517,255	8,304,412	9,821,667
Insurance contract liabilities	(2,341,868)	(103,358,664)	(105,700,532)
Reinsurance contract assets	—	28,616,023	28,616,023
Reinsurance contract liabilities	(458,584)	(1,705,054)	(2,163,638)

			Total as
	Life	Non Life	12.31.22
Insurance contract assets	891,407	2,604,496	3,495,903
Insurance contract liabilities	(3,948,374)	(119,827)	(4,068,201)
Reinsurance contract assets	13,182	85,584	98,766

	12.31.23	12.31.22
Insurance contract assets	9,821,667	3,495,903
Insurance contract liabilities	(105,700,532)	(4,068,201)
Liabilities for remaining coverage	19,818,148	3,170,130
Estimates of the present value of cash flows	(1,835,452)	(2,258,020)
Risk adjustment	(86,981)	(29,048)
Cost service margin	(1,277,382)	(1,674,286)
Premium reserve - Simplified Model	23,017,963	7,131,484
Liabilities for incurred claims	(115,697,013)	(3,742,428)
Estimates of the present value of cash flows	(113,944,858)	(3,530,506)
Risk adjustment	(1,752,155)	(211,922)
Reinsurance contract assets	28,616,023	98,766
Reinsurance contract liabilities	(2,163,638)	—
Liabilities for remaining coverage	4,320,414	(129,390)
Premium reserve - Simplified Model	4,320,414	(129,390)
Liabilities for incurred claims	22,131,971	228,156
Estimates of the present value of cash flows	22,065,757	217,982
Risk adjustment	66,214	10,174

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening insurance contract assets	7,111,168	—	(3,405,560)	(209,705)	3,495,903
Opening insurance contract liabilities	(1,652,784)	—	(2,384,150)	(31,267)	(4,068,201)
Net balance as at December 31, 2022	5,458,384	—	(5,789,710)	(240,972)	(572,298)
Insurance revenue	95,782,121	—	—	—	95,782,121
Incurred claims and other directly attributable expenses	—	—	(49,243,616)	327,915	(48,915,701)
Losses on onerous contracts and reversal of those losses	—	(426,180)	—	—	(426,180)
Insurance acquisition cash flows amortization	(9,457,404)	—	—	—	(9,457,404)
Insurance service expenses	(9,457,404)	(426,180)	(49,243,616)	327,915	(58,799,285)
Insurance service result	86,324,717	(426,180)	(49,243,616)	327,915	36,982,836
IAS 29 + Finance expenses from insurance contracts held	(5,436,169)	—	1,559,550	85,937	(3,790,682)
Total amounts recognized in comprehensive income	80,888,548	(426,180)	(47,684,066)	413,852	33,192,154
Cash flows
Premiums received	(96,017,423)	—	—	—	(96,017,423)
Claims and other directly attributable expenses paid	—	—	37,067,756	—	37,067,756
Insurance acquisition cash flows	15,572,924	—	—	—	15,572,924
Total cash flows	(80,444,499)	—	37,067,756	—	(43,376,743)
Acquisitions	16,264,862	—	(99,374,824)	(2,012,016)	(85,121,978)
Net balance as at December 31, 2023	22,167,295	(426,180)	(115,780,844)	(1,839,136)	(95,878,865)
Closing insurance contract liabilities	7,315,318	(41,949)	(111,268,893)	(1,705,008)	(105,700,532)
Closing insurance contract assets	14,851,977	(384,231)	(4,511,951)	(134,128)	9,821,667
Net balance as at December 31, 2023	22,167,295	(426,180)	(115,780,844)	(1,839,136)	(95,878,865)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening reinsurance contract assets	(129,391)	—	217,984	10,173	98,766
Net balance as at December 31, 2022	(129,391)	—	217,984	10,173	98,766
Reinsurance expenses	(5,933,320)	—	—	—	(5,933,320)
Incurred claims recovery	—	—	5,111,635	(5,122)	5,106,513
Loss recovery component	—	187,009	—	—	187,009
Net income (expenses) from reinsurance contracts held	(5,933,320)	187,009	5,111,635	(5,122)	(639,798)
IAS 29 + Finance results from reinsurance contracts held	4,366,252	—	4,111,918	(6,907)	8,471,263
Total amounts recognized in comprehensive income	(1,567,068)	187,009	9,223,553	(12,029)	7,831,465
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	3,780,114	—	—	—	3,780,114
Recoveries from reinsurance	—	—	(1,322,867)	—	(1,322,867)
Total cash flows	3,780,114	—	(1,322,867)	—	2,457,247
Acquisitions	2,049,750	—	13,947,087	68,070	16,064,907
Net balance as at December 31, 2023	4,133,405	187,009	22,065,757	66,214	26,452,385
Closing reinsurance contract liabilities	(3,748,254)	—	1,551,671	32,945	(2,163,638)
Closing reinsurance contract assets	7,881,659	187,009	20,514,086	33,269	28,616,023
Net balance as at December 31, 2023	4,133,405	187,009	22,065,757	66,214	26,452,385

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening insurance contract liabilities	4,657,387	—	(4,933,710)	—	(276,323)
Net balance as at December 31, 2021	4,657,387	—	(4,933,710)	—	(276,323)
Insurance revenue	69,488,357	—	—	—	69,488,357
Incurred claims and other directly attributable expenses	—	—	(29,764,992)	(240,972)	(30,005,964)
Insurance acquisition cash flows amortization	2,759,093	—	—	—	2,759,093
Insurance service expenses	2,759,093	—	(29,764,992)	(240,972)	(27,246,871)
Insurance service result	72,247,450	—	(29,764,992)	(240,972)	42,241,486
IAS 29 + Finance expenses from insurance contracts held	(8,883,359)	—	643,265	—	(8,240,094)
Total amounts recognized in comprehensive income	63,364,091	—	(29,121,727)	(240,972)	34,001,392
Cash flows
Premiums received	(64,412,277)	—	—	—	(64,412,277)
Claims and other directly attributable expenses paid	—	—	28,265,727	—	28,265,727
Insurance acquisition cash flows	1,849,183	—	—	—	1,849,183
Total cash flows	(62,563,094)	—	28,265,727	—	(34,297,367)
Net balance as at December 31, 2022	5,458,384	—	(5,789,710)	(240,972)	(572,298)
Closing insurance contract liabilities	(1,652,784)	—	(2,384,150)	(31,267)	(4,068,201)
Closing insurance contract assets	7,111,168	—	(3,405,560)	(209,705)	3,495,903
Net balance as at December 31, 2022	5,458,384	—	(5,789,710)	(240,972)	(572,298)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening reinsurance contract assets	17,449	—	427,347	—	444,796
Opening reinsurance contract liabilities	—	—	—	—	—
Net balance as at December 31, 2021	17,449	—	427,347	—	444,796
Reinsurance expenses	(2,525,629)	—	—	—	(2,525,629)
Incurred claims recovery	—	—	349,007	10,173	359,180
Net income (expenses) from reinsurance contracts held	(2,525,629)	—	349,007	10,173	(2,166,449)
IAS 29 + Finance results from reinsurance contracts held	130,807	—	(248,965)	—	(118,158)
Total amounts recognized in comprehensive income	(2,394,822)	—	100,042	10,173	(2,284,607)
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	2,247,982	—	—	—	2,247,982
Recoveries from reinsurance	—	—	(309,405)	—	(309,405)
Total cash flows	2,247,982	—	(309,405)	—	1,938,577
Net balance as at December 31, 2022	(129,391)	—	217,984	10,173	98,766
Closing reinsurance contract assets	(129,391)	—	217,984	10,173	98,766
Net balance as at December 31, 2022	(129,391)	—	217,984	10,173	98,766
Insurance liabilities were recorded using the current estimates of future cash flows derived from insurance contracts. The assumptions used are as follows:

	12.31.23	12.31.22
Mortality Table	1983 Table A	1983 Table A
Investment (Discount) Rate	Products in US$: 4.64% annually	Products in US$: 4.84% annually
	Products in Ps.: 181.38% annually	Products in Ps.: 108.46% annually
Life Insurance Reference Rate	75% of the projection of the BADLAR rate starting from 69.47% plus the correction according to Resolution 2020-321 of the Argentine Superintendency of Insurance.	75% of the projection of the BADLAR rate starting from 69.47% plus the correction according to Resolution 2020-321 of the Argentine Superintendency of Insurance.
Administrative Expenses	Ps.1.68 for voluntary retirement and Ps.11.34for annuities	Ps.2.40 for voluntary retirement and Ps.14.80 for annuities

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21. OTHER NON-FINANCIAL ASSETS
“Other Non-financial Assets” break down as follows:

	12.31.23	12.31.22
Payments on behalf of third parties	5,998,743	5,886,564
Advances of fees to Directors and Syndics	18,507	32,025
Advances to Personnel	183,132	80,135
Tax Credits	16,000,772	18,851,330
Payments made in Advance	28,267,550	19,357,660
Advances for Purchase of Assets	4,169,213	13,565,810
Investment properties (*)	5,301,923	5,114,404
Other Sundry Assets Measured at Cost	12,014,604	10,130,371
Assets Taken in Defense of Credits	201,292	312,756
Contract Assets	2,460,362	1,158,866
Others	3,131,222	3,893,171
Total	77,747,320	78,383,092
____________________

(*)	Changes in “Investment Properties” are detailed in Schedule F.
Related-party information is disclosed in Note 51.

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
The Group has classified the following assets as “Assets Held for Sale and Discontinued Operations”:

	12.31.23	12.31.22
Property, Plant and Equipment
Real Estate	74,920	3,896
Total	74,920	3,896

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23. DEPOSITS
Deposits break down as follows as of the indicated dates:

	12.31.23	12.31.22
In Pesos	3,911,679,725	5,499,926,643
Checking Accounts	662,301,038	917,872,719
Savings Accounts	1,781,911,012	1,744,931,650
Time Deposits	975,440,751	2,454,589,851
Time Deposits – UVA	42,922,738	116,366,263
Others	305,057,594	126,619,593
Interest and Adjustments	144,046,592	139,546,567
In Foreign Currency	1,796,100,218	1,170,355,745
Savings Accounts	1,592,790,179	966,320,800
Time Deposits	185,017,661	182,175,988
Others	17,885,645	21,544,336
Interest and Adjustments	406,733	314,621
Total	5,707,779,943	6,670,282,388
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25. OTHER FINANCIAL LIABILITIES
The account breaks down as follows as of the indicated dates:

	12.31.23	12.31.22
Creditors for Purchase to be Settled	16,673,813	76,002,542
Collections and Other Transactions on Behalf of Third Parties	130,990,555	78,993,734
Obligations for Purchase Financing	746,506,069	753,371,317
Creditors for Purchase of Foreign Currency to be Settled	36,472,776	62,429,578
Accrued Fees Payable	10,114,719	16,281,068
Sundry Items Subject to Minimum Cash	17,102,592	7,122,073
Sundry Items not Subject to Minimum Cash	277,484,655	34,222,473
Financial Liabilities for guarantees and sureties granted (financial guarantee contracts)	6,810,736	2,188,414
Cash or equivalents for purchases or cash sales to be settled	387,238	73,757
Lease Liabilities	29,460,816	23,902,091
Other Financial Liabilities	1,325,327	31,665,181
Total	1,273,329,296	1,086,252,228
The breakdown of Other Financial Liabilities per remaining terms is detailed in Schedule I.

NOTE 26. LOANS FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS
The account breaks down as follows as of the indicated dates:

	12.31.23	12.31.22
Argentine Central Bank Financing	192,903	307,770
Correspondents	1,014,393	6,020,955
Financing from Local Financial Institutions	102,022,880	93,374,358
Financing from Foreign Financial Institutions	31,064,893	11,366,560
Financing from International Financial Institutions	3,833,630	5,615,219
Total	138,128,699	116,684,862
The breakdown of loans per remaining terms is detailed in Schedule I.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table details the credit lines with local and international financial institutions and entities as of the indicated dates:

Financial Institutions and/or Agencies	Placement Date	Currency	Term(*)	Rate(*)	Maturity	Amount as of 12.31.23(**)
Local Institutions
BICE	Sundry Dates	Ps.	1668 days	84.90	Sundry Dates	4,852,344
BICE	Sundry Dates	US$	1748 days	9.40	Sundry Dates	1,331,153
Agreements with Banks(1)	Sundry Dates	Ps.	234 days	133.10	Sundry Dates	94,611,433
Call Taken	12.29.23	Ps.	4 days	80.00	01.02.24	1,227,950
Argentine Central Bank	12.29.23	Ps.	4 days	—	01.02.24	192,903
International Institutions
Correspondents	12.29.23	US$	4 days	—	01.02.24	1,014,393
IFC	Sundry Dates	US$	2266 days	8.50	Sundry Dates	2,694,944
Pre-financing	Sundry Dates	US$	182 days	5.60	Sundry Dates	32,203,579
Total						138,128,699
(*)    Weighted average.
(**)    It includes principal and interest.
(1)    Relates to Naranja X’ credit lines.

Financial Institutions and/or Agencies	Placement Date	Currency	Term(*)	Rate(*)	Maturity	Amount as of 12.31.22(**)
Local Institutions
BICE	Sundry Dates	Ps.	1423 days	24.3	Sundry Dates	3,381,663
BICE	Sundry Dates	US$	1729 days	8.8	Sundry Dates	3,623,275
Agreements with Banks(1)	Sundry Dates	Ps.	426 days	70.7	Sundry Dates	84,142,162
Call Taken	12.30.22	Ps.	3 days	21.8	01.21.23	2,227,259
Argentine Central Bank	12.30.22	Ps.	3 days	—	01.21.23	307,770
International Institutions
Correspondents	12.30.22	US$	3 days	—	01.02.23	6,020,955
IFC	Sundry Dates	US$	2082 days	8.0	Sundry dates	11,031,821
Pre-financing	Sundry Dates	US$	182 days	8.1	Sundry dates	5,949,957
Total						116,684,862
(*)    Weighted average.
(**)    It includes principal and interest.
(1)    Relates to Naranja X’ credit lines.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27. DEBT SECURITIES
The following is a breakdown of the Global Programs for the Issuance of Debt securities outstanding:

Company	Authorized Amount(*)		Type of Debt Securities	Program Term	Approval Date by Shareholders’ Meeting	CNV Approval
Grupo Financiero Galicia S.A.	US$	100,000	Simple debt securities not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended by Resolution No. 17343 dated 05.08.14 and Provision No. DI-2019-63-APN-GE#CNV dated 08.06.19. Authorization of Increase, Resolution No. 17,064 dated 04.25.13
Banco de Galicia y Buenos Aires S.A.U.	US$	2,100,000	Simple debt securities, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05, 04.14.10, 04.29.15, 11.09.16 and 04.28.20	Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10 and Resolution No. 17883 dated 11.20.15 and Resolution No. DI-2020-53-APN-GE#CNV dated 11.24.20. Increase of the amount approved by Resolutions No. 17883 dated 11.20.15, No. 18081 dated 06.10.16, No. 18480 dated 01.26.17 and No. 19520 dated 05.17.18
Banco de Galicia y Buenos Aires S.A.U.	US$	500,000	Simple debt securities not convertible into shares	—	04.25.19	Frequent Issuer Registration No. 11, granted by Resolution No. RESCFC-2019-2055-APN-DIR#CNV, dated 11/13/19 of CNV´s Board of Directors
Tarjeta Naranja S.A.U.	US$	1,000,000	Simple debt securities, not convertible into shares	5 years	03.08.12	Resolution No. 15220 dated 07.14.05 and extended through Resolution No. 17676 dated 05.21.15 and No. DI2020-20-APNGE#CNV dated 03.18.20. Increase of the amount approved by Resolutions No. 15.361 dated 03.23.06, 15.785 dated 11.16.07, 16.571 dated 05.24.11, 16.822 dated 05.23.12 and 19.508 dated 05.10.18
(*) Or its equivalent in any other currency.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company has the following Unsubordinated Debt securities outstanding issued under the Global Programs detailed in the table above as of December 31, 2023, net of repurchases of Own Debt:

Company	Placement Date	Currency	Class N°	Face Value	Term	Maturity Date	Rate	Book Value(*) as of 12.31.23
Tarjeta Naranja S.A.U.	01.31.22	Ps.	LI Serie II	3,284,942	730 days	01.31.24	Badlar + 6.00%	2,753,081
Tarjeta Naranja S.A.U.	04.07.22	Ps.	LIII Serie II	4,192,612	730 days	04.07.24	Badlar + 5.25%	3,725,576
Tarjeta Naranja S.A.U.	07.05.22	Ps.	LIV Serie II	4,779,859	730 days	07.05.24	Badlar + 4.99%	6,175,447
Tarjeta Naranja S.A.U.	08.09.22	Ps.	LV Serie II	10,141,234	548 days	02.09.24	Badlar + 3.00%	6,195,912
Tarjeta Naranja S.A.U.	02.03.23	Ps.	LVII	12,512,200	365 days	02.03.24	Badlar + 4.50%	11,129,223
Tarjeta Naranja S.A.U.	04.27.23	Ps.	LVIII	12,214,678	366 days	04.27.24	Badlar + 5.00%	4,641,269
Tarjeta Naranja S.A.U.	07.27.23	Ps.	LIX	12,072,087	366 days	07.27.24	Badlar + 5.00%	12,476,458
Tarjeta Naranja S.A.U.	11.03.23	Ps.	LX	27,381,323	366 days	11.03.24	Badlar + 5.00%	23,962,959
Tarjeta Naranja S.A.U.	03.22.22	US$	LII	7,500	770 days	04.30.24	5.00%	6,118,885
Total								77,178,810
(*)    It includes principal and interest.
On June 21, 2018, Banco de Galicia y Buenos Aires S.A.U. issued the “Green Bond” which was entirely acquired by the International Finance Corporation. The Green Bond is a 7-year facility, with interest payable every six months. The Green Bond has a 36-month grace period in respect of the repayment of principal, followed by payments in 9 installments due every six months. As of December 31, 2023, the carrying amount of the Green Bond totals Ps.15,536,702, and it amounted to Ps.19,937,550 as of December 31, 2022.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company has the following Unsubordinated Debt Securities outstanding issued under the Global Programs detailed in the table above as of December 31, 2022, net of repurchases of Own Debt:

Company	Placement Date	Currency	Class N°	Face Value	Term	Maturity Date	Rate	Book Value(*) as of 12.31.22
Banco Galicia	09.12.22	Ps.	XII	5,829,400	6 months	03.12.23	Badlar + —%	18,472,610
Tarjeta Naranja S.A.U.	08.13.21	Ps.	XLIX Serie II	1,246,500	730 days	08.13.23	Badlar + 7.24%	5,544,283
Tarjeta Naranja S.A.U.	01.31.22	Ps.	LI Serie I	2,715,058	365 days	01.31.23	Badlar + 3.99%	9,502,336
Tarjeta Naranja S.A.U.	01.31.22	Ps.	LI Serie II	3,284,942	730 days	01.31.24	Badlar + 6.00%	11,336,935
Tarjeta Naranja S.A.U.	04.07.22	Ps.	LIII Serie I	4,532,644	365 days	04.07.23	Badlar + 3.75%	16,440,966
Tarjeta Naranja S.A.U.	04.07.22	Ps.	LIII Serie II	4,192,612	730 days	04.07.24	Badlar + 5.25%	15,002,895
Tarjeta Naranja S.A.U.	07.05.22	Ps.	LIV Serie I	3,220,141	365 days	07.05.23	Badlar + 2.85%	11,743,294
Tarjeta Naranja S.A.U.	07.05.22	Ps.	LIV Serie II	4,779,859	730 days	07.05.24	Badlar + 4.99%	17,030,380
Tarjeta Naranja S.A.U.	08.09.22	Ps.	LV Serie I	6,968,538	270 days	05.09.23	Badlar + —%	21,061,670
Tarjeta Naranja S.A.U.	08.09.22	Ps.	LV Serie II	10,141,234	548 days	02.09.24	Badlar + 3.00%	26,039,365
Tarjeta Naranja S.A.U.	02.03.23	Ps.	LVII	8,437,300	365 days	02.03.24	Badlar + 4.50%	28,576,596
Tarjeta Naranja S.A.U.	04.06.21	US$	XLVII	8,500	742 days	04.28.23	7%	4,748,244
Tarjeta Naranja S.A.U.	03.22.22	US$	LII	7,500	770 days	04.30.24	5%	4,150,581
Total								189,650,155
(*)    It includes principal and interest.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The repurchases of Own Debt securities as of the indicated dates are as follows:

Company	ON Class	Nominal Value as of 12.31.23	Book Value(*) as of 12.31.23
Tarjeta Naranja S.A.U.	LI Serie II	97,911	117,385
Tarjeta Naranja S.A.U.	LIII Serie II	50,000	64,545
Tarjeta Naranja S.A.U.	LIV Serie II	83,000	106,993
Tarjeta Naranja S.A.U.	LV Serie II	50,000	57,920
Tarjeta Naranja S.A.U.	LVII	50,000	58,750
Tarjeta Naranja S.A.U.	LVIII	49,625	59,867
Tarjeta Naranja S.A.U.	LIX	2,026,702	2,449,554
Tarjeta Naranja S.A.U.	LX	7,665,541	9,102,830
Total			12,017,844
(*)    It includes principal and interest.

Company	ON Class	Nominal Value as of 12.31.22	Book Value(*) as of 12.31.22
Banco de Galicia y Buenos Aires S.A.U.	XII	40,000	150,114
Tarjeta Naranja S.A.U.	XLVII	2	1,193
Tarjeta Naranja S.A.U.	XLIX Serie II	57,000	200,637
Tarjeta Naranja S.A.U.	LI Serie I	8,703	30,403
Tarjeta Naranja S.A.U.	LI Serie II	50,000	180,159
Tarjeta Naranja S.A.U.	LII	13	6,901
Tarjeta Naranja S.A.U.	LIII Serie I	50,000	181,152
Tarjeta Naranja S.A.U.	LIII Serie II	100,000	363,310
Tarjeta Naranja S.A.U.	LIV Serie I	170	613
Tarjeta Naranja S.A.U.	LIV Serie II	135,000	472,950
Tarjeta Naranja S.A.U.	LV Serie I	831,590	2,777,840
Tarjeta Naranja S.A.U.	LV Serie II	2,585,727	8,742,567
Tarjeta Naranja S.A.U.	LVII	189,000	658,014
Total			13,765,853
(*) It includes principal and interest.
Related-party information is disclosed in Note 51.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28. SUBORDINATED DEBT SECURITIES
The Company has the following subordinated debt securities not convertible into shares issued under the Global Programs detailed in Note 27 as of the close of the fiscal year:

Company	Placement Date	Currency	ON Class	Nominal Value	Term		Maturity Date	Rate	Book Value as of12.31.23(*)	Book Value as of12.31.22(*)
Banco de Galicia y Buenos Aires S.A.U.	07.19.16	US$	II	US$250,000	120 months	(1)	07.19.26	(2)	205,612,893	141,394,653

(*)	It includes principal and interest.
(1)	Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.
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
The repurchases of Own Subordinated Debt securities as of the indicated dates are as follows:

Company	ON Class	Nominal Value as of 12.31.23	Book Value(*) as of 12.31.23
Banco de Galicia y Buenos Aires S.A.U.	II	2,000,000	2,174,296
Total			2,174,296
Related-party information is disclosed in Note 51.

NOTE 29. PROVISIONS
The account breaks down as follows as of the indicated dates:

	12.31.23	12.31.22
For Termination Benefits	4,013,811	8,648,052
Others	16,374,132	23,286,874
Total	20,387,943	31,934,926
Changes in the “Provisions” account for fiscal year 2023 are detailed in Schedule J.
See Note 46 for further details.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30. OTHER NON-FINANCIAL LIABILITIES
The account breaks down as follows as of the indicated dates:

	12.31.23	12.31.22
Creditors for sale of assets	2,635,658	2,416,250
Tax withholdings and collections payable	70,692,520	92,421,959
Payroll and Social Contributions Payable	78,510,770	56,275,851
Withholdings on Payroll Payable	2,112,721	3,345,468
Fess to Directors and Syndics	1,525,998	1,945,083
Value-Added Tax	15,203,555	12,664,560
Sundry Creditors	49,036,226	30,405,649
Taxes Payable	52,241,225	55,496,336
Obligations Arising from Contracts with Customers (*)	3,622,688	8,665,403
Retirement payment orders pending settlement	481,796	1,106,674
Other Non-financial Liabilities	2,106,220	14,597,851
Total	278,169,377	279,341,084
(*)Including Liabilities for Quiero! Customer Loyalty Program.
Deferred income resulting from contracts with customers includes the liabilities for the “Quiero!” Customers Loyalty Program. The Group estimates the fair value of the points assigned to customers under the above-mentioned program. This value is estimated by means of the use of a mathematical model that considers certain assumptions of redemption rates, the fair value for the exchanged points based on the combination of available products and the customers’ preferences, as well as breakage. As of December 31, 2023, Ps.2,251,056 was recorded for non-exchanged points, whereas as of December 31, 2022, such amount totaled Ps.7,441,313.
The following table shows the estimated use of the liabilities recorded as of this fiscal year-end.

	Terms
Item	Up to 12 Months	Up to 24 Months	Over 24 Months	Total
Liabilities –“Quiero!” Customers Loyalty Program	1,182,807	578,016	490,233	2,251,056

NOTE 31. CAPITAL STOCK
The capital stock structure is detailed in Schedule K.
Due to the spin-off-merger in Tarjetas Regionales S.A. non-controlling interest, mentioned in Note 15.1, the Company increased its capital by 47,927,494 Class B shares.
On March 16, 2021 the capital increase of Grupo Financiero Galicia S.A. was registered with the Public Registry of Commerce.
The expenses related to the capital increase amounted to Ps. 120,390 and are deducted from the share premium.
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

NOTE 33. EXCHANGE RATE DIFFERENCES ON FOREIGN CURRENCY
The account breaks down as follows as of the indicated dates:

Arising from:	12.31.23	12.31.22	12.31.21
For Purchase sale of foreign currency	25,908,441	26,650,743	12,533,554
For Valuation of Assets and Liabilities in Foreign Currency	586,664,664	36,015,524	14,731,450
Total	612,573,105	62,666,267	27,265,004

NOTE 34. OTHER OPERATING INCOME
The account breaks down as follows as of the indicated dates:

	12.31.23	12.31.22	12.31.21
Other Adjustments and Interest on sundry Credits	212,636,372	115,639,341	42,949,355
Rental of Safety Deposit Boxes	12,263,331	12,473,218	12,300,604
Other Financial Income	11,268,721	3,422,685	2,842,193
Other Income from Services	72,290,496	54,919,541	37,786,739
Reversed allowances	25,459,136	202,256	6,130,733
Others	47,842,948	43,126,547	53,425,988
Total	381,761,004	229,783,588	155,435,612

NOTE 35. INSURANCE BUSINESS RESULT
The following items are included in the account as of the indicated dates:

	12.31.23	12.31.22
Insurance revenue	95,782,121	69,488,357
Insurance service expense	(58,799,285)	(27,246,871)
Net expenses from reinsurance contracts held	(639,798)	(2,166,449)
Total	36,343,038	40,075,037
The following items are included in the account as of December 31, 2021 under IFRS 4:

12.31.21
Premiums and Surcharges Accrued	74,175,529
Claims Accrued	(13,593,423)
Redemptions	(193,197)
Fixed and Periodic Annuities	(114,455)
Production and Operating Expenses	(14,866,769)
Other Income and Expenses	(822,849)
Total	44,584,836

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36. IMPAIRMENT CHARGE
The following items are included in the account as of the indicated dates:

	12.31.23	12.31.22	12.31.21
Expected credit loss allowance	(184,869,469)	(154,535,309)	(123,638,163)
Direct charge offs	(5,813,345)	(8,759,136)	(9,512,939)
Total	(190,682,814)	(163,294,445)	(133,151,102)
The changes in the expected credit loss allowance between the beginning and the end of the annual period are detailed in Note 45.

NOTE 37. PERSONNEL EXPENSES
The following are the items included in the account as of the indicated dates:

	12.31.23	12.31.22	12.31.21
Payroll	(185,585,493)	(170,540,830)	(169,735,916)
Social Contributions on Payroll	(43,572,813)	(40,656,504)	(39,620,402)
Personnel Compensations and Rewards	(100,733,819)	(75,328,612)	(58,833,198)
Services for Personnel	(8,221,659)	(8,390,742)	(7,180,880)
Other Short-term Personnel Expenses	(12,786,029)	(6,112,941)	(5,464,673)
Other Long-term Personnel Expenses	(559,868)	(697,774)	(896,277)
Total	(351,459,681)	(301,727,403)	(281,731,346)

NOTE 38. ADMINISTRATIVE EXPENSES
The Group presented its statement of comprehensive income by function. Under this method, expenses are classified according to their function as part of the item “Administrative Expenses”.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The table below provides the required additional information about expenses by nature and function as of the indicated dates:

	12.31.23	12.31.22	12.31.21
Fees and Remunerations for Services	(20,713,249)	(23,600,296)	(17,935,968)
Directors’ and Syndics’ Fees	(3,617,647)	(3,880,074)	(2,372,295)
Advertising and Marketing	(14,301,575)	(13,294,092)	(14,013,305)
Taxes	(88,198,745)	(73,456,473)	(70,428,847)
Maintenance and Repairs of Assets and Systems	(42,254,075)	(43,441,139)	(48,729,757)
Electricity and Communications	(13,677,167)	(14,464,580)	(17,447,618)
Representation and Travel Expenses	(808,896)	(725,570)	(409,716)
Stationery and Office Supplies	(1,390,650)	(1,029,031)	(1,187,803)
Rentals	(632,365)	(1,102,016)	(2,941,850)
Administrative Services under Contract	(52,926,504)	(50,994,117)	(46,375,916)
Security	(7,010,320)	(6,630,840)	(7,029,782)
Insurance	(2,107,685)	(2,505,480)	(2,907,905)
Armored Transportation Services	(18,086,318)	(17,398,822)	(17,221,663)
Others	(29,499,201)	(26,870,512)	(23,936,945)
Total	(295,224,397)	(279,393,042)	(272,939,370)

NOTE 39. DEPRECIATION EXPENSES
The account breaks down as follows as of the indicated dates:

	12.31.23	12.31.22	12.31.21
Depreciation of Property, Plant and Equipment	(43,213,943)	(46,258,382)	(51,091,418)
Amortization of Organization and Development Expenses	(40,517,472)	(39,545,859)	(36,795,856)
Depreciation of other intangible assets	(1,100)	(1,099)	(273)
Others (*)	(546,073)	(1,006,220)	(54,303)
Total	(84,278,588)	(86,811,560)	(87,941,850)
(*)    "Other" include the depreciation of various assets and losses from sale or depreciation of property, plant and equipment.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40. OTHER OPERATING EXPENSES
The account breaks down as follows as of the indicated dates:

	12.31.23	12.31.22	12.31.21
Turnover Tax	(333,362,380)	(236,258,017)	(194,941,560)
Contributions to the Deposit Insurance Scheme	(8,731,059)	(9,082,223)	(9,774,487)
Charges for Other Provisions	(13,737,045)	(13,522,709)	(8,786,977)
Claims	(15,547,234)	(18,830,313)	(16,711,271)
Other Financial Expenses	(35,498,466)	(37,933)	—
Interest on leases	(3,404,429)	(3,559,813)	(3,216,986)
Credit-card-relates expenses	(50,409,675)	(38,059,679)	(39,265,385)
Other Expenses from Services	(95,256,426)	(67,564,429)	(52,215,605)
Others	(9,619,665)	(9,384,224)	(10,871,221)
Total	(565,566,379)	(396,299,340)	(335,783,492)

NOTE 41. INCOME TAX/DEFERRED TAX
The following is a reconciliation of income tax charged to income as of December 31, 2023, as compared to the previous fiscal year:

	12.31.23	12.31.22	12.31.21
Income Before Income Tax for the Year	544,821,641	201,303,683	288,879,118
Current Tax Rate	35%	35%	35%
Income for the Year at Tax Rate	(190,687,574)	(70,456,289)	(101,107,691)
Permanent Differences at Tax Rate
- Income for Equity Instruments	1,025,496	(480,926)	(274,203)
- Untaxed Income	7,427,467	86,624	1,229,453
- Donations and Other Non-deductible Expenses	(637,849)	(81,075)	(29,973)
- Other	(7,248,363)	(4,007,709)	1,421,215
- Inflation effect	(376,659,710)	(252,956,569)	(168,086,175)
-Tax adjustment	—	—	2,691,141
- Tax inflation adjustment	360,673,706	274,858,560	164,400,746
Total Income Tax Charge for the Year	(206,106,827)	(53,037,384)	(99,755,487)

	12.31.23	12.31.22	12.31.21
Current Income Tax	(294,728,679)	(51,251,420)	(78,655,003)
Deferred Tax Charge(*)	158,829,499	9,804,586	(25,869,956)
Update of the charge tax for inflation effects	(71,622,680)	(10,181,079)	(5,050,214)
Tax Return adjustment from previous fiscal year	1,415,033	(1,409,471)	9,819,686
Total Income Tax Charge for the Year	(206,106,827)	(53,037,384)	(99,755,487)
(*)See Note 19.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.23	12.31.22	12.31.21
Current Income Tax	(294,728,679)	(51,251,420)	(78,655,003)
Tax Advances	22,328,134	23,847,756	23,154,980
Current Income Tax Liabilities	(272,400,545)	(27,403,664)	(55,500,023)
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
The new tax rate in the framework of this treatment are:
For the fiscal year beginning on 01.01.23 and ended 12.31.23:

Accumulated taxable net earnings
Over Ps.	At Ps.	Will pay Ps	Plus %	On the surplus of Ps.
—	14,301	—	25%	—
14,301	143,012	3,575	30%	14,301
143,012	Onwards	42,189	35%	143,012
For the fiscal year beginning on 01.01.22 and ended 12.31.22:

Accumulated taxable net earnings
Over Ps.	At Ps.	Will pay Ps	Plus %	On the surplus of Ps.
—	7,605	—	25%	—
7,605	76,049	1,901	30%	7,605
76,049	Onwards	22,435	35%	76,049
The amounts provided for above will be adjusted annually, based on the annual variation of the CPI provided by INDEC, corresponding to the month of October of the year prior to the adjustment, with respect to the same month of the previous year.
Dividend tax: it is established that dividends or profits distributed to individuals, undivided estates or foreign beneficiaries will be taxed at the rate of 7%.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42. DIVIDENDS
The General and Extraordinary Shareholders' Meeting held on April 25, 2023 approved the distribution of cash dividends in the amount of Ps.10,000,000 (equivalent to Ps.25,581,333 at December 31, 2023), which represented Ps.6.78 (amount stated in Argentine pesos) per share.
In addition, at said Meeting, the use of the Reserve for the eventual distribution of profits for up to Ps.75,000,000 (equivalent to Ps.191,860,028 at December 31, 2023) was approved, delegating to the Board of Directors the power to pay it on one or more occasions until the annual meeting that discusses the income of the current fiscal year. Accordingly, on May 9, 2023 a payment of Ps.35,000,000 (equivalent to Ps.76,637,662 at December 31, 2023) was made, on June 12, 2023 a payment of Ps.12,500,000 (equivalent to Ps.25,833,298 at December 31, 2023) was made, on July 10, 2023 a payment of Ps.12,500,000 (equivalent to Ps.24,292,006 at December 31, 2023) was made, on August 8, 2023 a payment of Ps.12,500,000 (equivalent to Ps.21,604,102 at December 31, 2023) was made, and on September 11, 2023 the remaining payment of Ps.12,500,000 was made (equivalent to Ps.19,161,108 at December 31, 2023).
The Ordinary and Extraordinary Shareholders' Meeting held on April 26, 2022, approved the distribution of cash dividends in the amount of Ps.11,000,000 (equivalent to Ps.57,487,964 at December 31, 2023), which represented Ps.7.46 (figure expressed in Argentine pesos) per share. On May 9, 2022, the aforementioned dividends were paid to the Company's shareholders.
Additionally, at the same Shareholders´ Meeting, the distribution of cash dividends in the amount of Ps.8,000,000 (equivalent to Ps.41,809,424 at December 31, 2023) was approved, delegating to the Board of Directors the power to partially pay it twice in the months of September 2022 and January 2023. On September 12, 2022, the payment of Ps.4,000,000 was made (which is equivalent to Ps.14,610,418 at December 31, 2023). On January 9, 2023, the remaining payment of Ps.4,000,000 was made (wich is equivalent to Ps.11,748,143 at December 31, 2023).
The Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2021, approved the partial use of the Optional Reserve for Future Income Distribution for the amount of Ps.1,500,000 (equivalent to Ps.11,682,545 at December 31, 2023) and the distribution of cash dividends for the same amount, which represented Ps.1.02 (figure expressed in Argentine pesos) per share.

NOTE 43. EARNINGS PER SHARE
Earnings per share are calculated by dividing income attributable to parent company´s owners by the weighted average number of outstanding ordinary shares during the year. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12.31.23	12.31.22	12.31.21
Net Income for the Year Attributable to Parent Company´s Owners	337,172,143	151,257,426	188,618,946
Weighted Average Ordinary Shares	1,474,692	1,474,692	1,474,692
Earnings per Share	228.64	102.57	127.90

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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
b.Naranja X: This segment represents the results of operations of brand credit cards, consumer finance and digital banking services business. Includes the results of operations of Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Naranja Digital Companía Financiera S.A.U. and Tarjeta Naranja S.A.U. At of 12.31.21, it incorporated the results of Ondara S.A., liquidated in the previous financial year.
c.Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A.U., Galicia Seguros S.A.U., Galicia Broker Asesores de Seguros S.A., Well Assistance S.A.U. and, as from this fiscal year, Sudamericana Seguros Galicia S.A. (formerly Seguros SURA S.A.).
d.Other Businesses: This segment shows the results of operations of Galicia Asset Management S.A.U., Galicia Warrants S.A., Galicia Securities S.A.U., Agri Tech Investments LLC, Agri Tech Investments Argentina S.A.U., IGAM LLC, Inviu S.A.U., INVIU Uruguay Agente de Valores S.A., Galicia Investments LLC, Galicia Ventures LP, Galicia Holdings LLC and Grupo Financiero Galicia S.A., the last net of eliminations of the income from equity investments.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The relevant segment reporting as of the indicated dates is as follows:

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.23
Net Income from interest	1,461,943,165	260,608,702	8,101,150	(240,419)	(2,726,778)	1,727,685,820
Net fee Income	291,308,376	186,248,020	—	3,946,005	(10,071,566)	471,430,835
Net Income from Financial Instruments measured at fair value through Profit or Loss	116,826,823	96,839,582	(11,615,003)	66,944,095	4,902,244	273,897,741
Income from Derecognition of Assets Measured at Amortized Cost	42,347,453	(247,465)	—	7,053	—	42,107,041
Exchange rate Differences on Foreign Currency	532,622,795	4,934,354	54,441,086	20,574,870	—	612,573,105
Other Operating Income	278,827,435	39,256,149	11,956,374	59,218,160	(7,497,114)	381,761,004
Insurance Business Result	—	—	21,244,700	—	15,098,338	36,343,038
Impairment Charge	(125,750,326)	(64,933,672)	1,184	—	—	(190,682,814)
Personnel Expenses	(251,554,961)	(77,675,268)	(12,732,861)	(9,496,591)	—	(351,459,681)
Administrative Expenses	(204,566,843)	(76,730,350)	(6,852,605)	(7,899,968)	825,369	(295,224,397)
Depreciation Expenses	(70,120,173)	(12,177,651)	(1,210,764)	(770,000)	—	(84,278,588)
Other Operating Expenses	(410,391,059)	(105,020,142)	(35,547,025)	(14,609,835)	1,682	(565,566,379)
Loss on net monetary position	(1,223,843,712)	(225,076,997)	(19,458,601)	(50,127,295)	—	(1,518,506,605)
Operating Income	437,648,973	26,025,262	8,327,635	67,546,075	532,175	540,080,120
Share of profit from Associates and Joint Ventures	(1,946,669)	—	4,876,658	—	—	2,929,989
Income before Taxes from Continuing Operations	435,702,304	26,025,262	13,204,293	67,546,075	532,175	543,010,109
Income Tax from Continuing Operations	(155,272,782)	(12,298,583)	(1,828,830)	(36,440,286)	—	(205,840,481)
Net Income from Continuing Operations	280,429,522	13,726,679	11,375,463	31,105,789	532,175	337,169,628
Net Income for the Year	280,429,522	13,726,679	11,375,463	31,105,789	532,175	337,169,628
Other Comprehensive Income (Loss)	—	473,099	198,482	871,090	—	1,542,671
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	280,429,522	14,199,778	11,576,460	31,976,879	532,175	338,714,814
Net Income for the Year Attributable to Non-controlling Interests	—	—	(2,515)	—	—	(2,515)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.22
Net Income from interest	240,461,814	209,707,226	29,839,442	1,475,281	(6,536,244)	474,947,519
Net fee Income	255,931,705	175,334,452	—	72,803	(9,262,528)	422,076,432
Net Income from Financial Instruments measured at fair value through Profit or Loss	997,642,066	41,654,951	(20,148,716)	26,724,671	7,032,117	1,052,905,089
Income from Derecognition of Assets Measured at Amortized Cost	1,912,283	(51,825)	—	—	—	1,860,458
Exchange rate Differences on Foreign Currency	60,255,103	(407,063)	14,079	2,804,148	—	62,666,267
Other Operating Income	154,698,888	35,795,456	5,197,185	42,121,101	(8,029,042)	229,783,588
Insurance Business Result	—	—	24,639,180	—	15,435,857	40,075,037
Impairment Charge	(110,110,570)	(53,187,621)	3,746	—	—	(163,294,445)
Personnel Expenses	(208,152,430)	(76,069,669)	(11,533,982)	(5,971,322)	—	(301,727,403)
Administrative Expenses	(197,356,606)	(69,712,621)	(5,905,239)	(8,068,006)	1,649,430	(279,393,042)
Depreciation Expenses	(69,133,836)	(15,617,031)	(1,742,818)	(317,875)	—	(86,811,560)
Other Operating Expenses	(285,193,414)	(105,504,991)	(73,296)	(5,578,374)	50,735	(396,299,340)
Loss on net monetary position	(692,019,044)	(129,557,877)	(6,065,467)	(23,673,188)	—	(851,315,576)
Operating Income	148,935,959	12,383,387	14,224,114	29,589,239	340,325	205,473,024
Share of profit from Associates and Joint Ventures	(1,374,074)	—	—	—	—	(1,374,074)
Income before Taxes from Continuing Operations	147,561,885	12,383,387	14,224,114	29,589,239	340,325	204,098,950
Income Tax from Continuing Operations	(19,580,911)	(6,088,306)	(6,699,798)	(20,472,481)	—	(52,841,496)
Net Income from Continuing Operations	127,980,974	6,295,081	7,524,316	9,116,758	340,325	151,257,454
Net Income for the Year	127,980,974	6,295,081	7,524,316	9,116,758	340,325	151,257,454
Other Comprehensive Income (Loss)	(3,516,138)	(44)	(56,869)	581,896	—	(2,991,155)
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	124,464,836	6,295,037	7,467,419	9,698,654	340,325	148,266,271
Net Income for the Year Attributable to Non-controlling Interests	—	—	28	—	—	28

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.21
Net Income from interest	417,744,914	227,076,403	14,145,228	480,495	3,431,444	662,878,484
Net fee Income	255,306,200	168,107,624	—	(163,066)	(10,751,388)	412,499,370
Net Income from Financial Instruments measured at fair value through Profit or Loss	579,672,864	2,538,024	(9,166,643)	8,981,497	(2,055,661)	579,970,081
Income from Derecognition of Assets Measured at Amortized Cost	99,088	1,189	—	—	—	100,277
Exchange rate Differences on Foreign Currency	22,406,058	885,977	237,393	3,735,576	—	27,265,004
Other Operating Income	99,010,114	36,029,925	2,296,106	27,713,454	(9,613,987)	155,435,612
Insurance Business Result	—	—	25,782,326	—	18,802,510	44,584,836
Impairment Charge	(87,908,002)	(45,218,721)	(24,379)	—	—	(133,151,102)
Personnel Expenses	(189,101,103)	(75,406,262)	(9,795,221)	(7,428,760)	—	(281,731,346)
Administrative Expenses	(196,398,875)	(66,117,904)	(4,934,656)	(6,340,385)	852,450	(272,939,370)
Depreciation Expenses	(65,648,219)	(19,850,619)	(2,204,381)	(238,631)	—	(87,941,850)
Other Operating Expenses	(247,338,558)	(85,530,697)	(83,365)	(2,875,299)	44,427	(335,783,492)
Loss on net monetary position	(389,734,768)	(78,900,186)	(4,010,184)	(9,614,229)	—	(482,259,367)
Operating Income	198,109,713	63,614,753	12,242,224	14,250,652	709,795	288,927,137
Share of profit from Associates and Joint Ventures	(783,437)	—	—	—	—	(783,437)
Income before Taxes from Continuing Operations	197,326,276	63,614,753	12,242,224	14,250,652	709,795	288,143,700
Income Tax from Continuing Operations	(59,589,927)	(25,865,643)	(5,051,093)	(9,018,091)	—	(99,524,754)
Net Income from Continuing Operations	137,736,349	37,749,110	7,191,131	5,232,561	709,795	188,618,946
Net Income for the Year	137,736,349	37,749,110	7,191,131	5,232,561	709,795	188,618,946
Other Comprehensive Income (Loss)	456,243	(1,923)	74,588	(24,223)	—	504,685
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	138,192,592	37,747,187	7,265,719	5,208,338	709,795	189,123,631
Net Income for the Year Attributable to Non-controlling Interests	—	—	—	—	—	—

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.23
ASSETS
Cash and Due from Banks	1,923,492,910	19,499,608	4,505,913	81,312,001	(32,925,610)	1,995,884,822
Debt Securities at fair value through profit or loss	462,568,153	63,364,262	69,021,323	18,033,267	(14,192,140)	598,794,865
Derivative Financial Instruments	35,269,630	6,480,001	—	1,525	(6,460,870)	35,290,286
Repurchase Transactions	1,085,918,848	105,627,805	—	—	(21,381,414)	1,170,165,239
Other Financial Assets	122,736,808	6,528,263	15,484,688	43,226,200	(9,872,423)	178,103,536
Loans and Other Financing	2,231,642,390	910,598,989	—	4,343,533	(65,878,587)	3,080,706,325
Other Debt Securities	1,791,809,860	118,477,198	16,047,290	—	—	1,926,334,348
Financial Assets Pledged as Collateral	386,287,915	31,883,475	—	13,385,812	—	431,557,202
Current Income Tax Assets	—	—	1,945,136	100,751	—	2,045,887
Investments in Equity Instruments	6,897,267	—	113,495	2,626,756	—	9,637,518
Equity Investments in Associates and Joint Ventures	2,650,357	—	—	—	—	2,650,357
Property, Plant and Equipment	315,533,809	32,594,924	6,427,153	703,275	—	355,259,161
Intangible Assets	102,859,938	8,781,857	9,904,081	2,068,943	—	123,614,819
Deferred Income Tax Assets	130,619,812	29,379,013	28,101,866	1,652,818	—	189,753,509
Insurance Contract Assets	—	—	9,821,667	—	—	9,821,667
Reinsurance Contract Assets	—	—	28,616,023	—	—	28,616,023
Other Non-financial Assets	56,147,521	7,111,263	2,398,533	12,090,011	(8)	77,747,320
Non-current Assets Held for Sale	74,920	—	—	—	—	74,920
TOTAL ASSETS	8,654,510,138	1,340,326,658	192,387,168	179,544,892	(150,711,052)	10,216,057,804
LIABILITIES
Deposits	5,544,973,263	205,592,886	—	6,169	(42,792,375)	5,707,779,943
Liabilities at Fair Value Through Profit or Loss	49,485,078	—	—	—	—	49,485,078
Derivative Financial Instruments	18,699,617	—	—	—	(6,460,870)	12,238,747
Repurchase Transactions	23,346,266	21,381,414	—	—	(21,381,414)	23,346,266
Other Financial Liabilities	666,102,899	533,865,638	—	80,959,134	(7,598,375)	1,273,329,296
Financing Received from the Argentine Central Bank and Other Financial Institutions	43,517,158	151,641,933	—	547,744	(57,578,136)	138,128,699
Debt Securities	15,536,702	89,196,654	—	—	(12,017,844)	92,715,512
Current Income Tax Liabilities	236,104,364	9,946,179	8,939,382	17,410,620	—	272,400,545
Subordinated Debt Securities	207,787,189	—	—	—	(2,174,296)	205,612,893
Provisions	17,303,410	2,169,812	813,844	100,877	—	20,387,943
Deferred Income Tax Liabilities	—	—	12,952,332	4,403,004	—	17,355,336
Insurance Contracts Liabilities	—	—	105,704,654	—	(4,122)	105,700,532
Reinsurance Contracts Liabilities	—	—	2,163,638	—	—	2,163,638
Other Non-financial Liabilities	188,628,579	50,722,836	27,905,247	11,616,335	(703,620)	278,169,377
TOTAL LIABILITIES	7,011,484,525	1,064,517,352	158,479,097	115,043,883	(150,711,052)	8,198,813,805

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.22
ASSETS
Cash and Due from Banks	1,352,238,811	20,640,510	40,103	36,489,991	(15,722,561)	1,393,686,854
Debt Securities at fair value through profit or loss	2,465,120,440	624,871	362,600	13,719,057	(12,636,623)	2,467,190,345
Derivative Financial Instruments	10,361,046	3,867,035	—	—	(3,865,120)	10,362,961
Repurchase Transactions	326,075,813	67,669,329	—	—	(33,994,862)	359,750,280
Other Financial Assets	136,546,759	4,126,282	3,591,735	30,336,527	(161,060)	174,440,243
Loans and Other Financing	2,949,581,640	1,022,897,139	—	9,553,192	(110,405,186)	3,871,626,785
Other Debt Securities	1,091,174,800	23,135,122	18,999,342	9,673,861	(1,129,230)	1,141,853,895
Financial Assets Pledged as Collateral	311,693,475	159,017,265	—	2,948,796	—	473,659,536
Current Income Tax Assets	—	—	1,147,220	130,324	—	1,277,544
Investments in Equity Instruments	6,972,517	—	—	22	—	6,972,539
Equity Investments in Associates and Joint Ventures	2,076,371	—	—	—	—	2,076,371
Property, Plant and Equipment	317,642,825	37,401,257	5,178,335	452,996	—	360,675,413
Intangible Assets	107,513,800	10,290,005	229,258	1,899,423	—	119,932,486
Deferred Income Tax Assets	—	19,432,837	1,389,507	1,866,954	—	22,689,298
Insurance Contract Assets	—	—	3,495,903	—	—	3,495,903
Reinsurance Contract Assets	—	—	98,766	—	—	98,766
Other Non-financial Assets	46,733,979	19,558,131	595,963	11,495,019	—	78,383,092
Non-current Assets Held for Sale	3,896	—	—	—	—	3,896
TOTAL ASSETS	9,123,736,172	1,388,659,783	35,128,732	118,566,162	(177,914,642)	10,488,176,207
LIABILITIES
Deposits	6,609,022,940	83,996,986	—	160,254	(22,897,792)	6,670,282,388
Liabilities at Fair Value Through Profit or Loss	243,592	—	—	—	—	243,592
Derivative Financial Instruments	9,140,721	—	—	—	(3,865,121)	5,275,600
Repurchase transactions	—	33,994,862	—	—	(33,994,862)	—
Other Financial Liabilities	472,735,547	583,560,862	—	30,189,281	(233,462)	1,086,252,228
Financing Received from the Argentine Central Bank and Other Financial Institutions	32,759,770	186,902,377	—	—	(102,977,285)	116,684,862
Debt Securities	38,560,273	184,793,285	—	—	(13,765,853)	209,587,705
Current Income Tax Liabilities	9,721,726	3,624,016	3,944,915	10,113,007	—	27,403,664
Subordinated Debt Securities	141,394,653	—	—	—	—	141,394,653
Provisions	30,610,661	530,997	621,588	171,680	—	31,934,926
Deferred Income Tax Liabilities	16,332,680	—	388,195	3,104,558	—	19,825,433
Insurance Contracts Liabilities	—	—	4,081,691	—	(13,490)	4,068,201
Other Non-financial Liabilities	209,158,102	42,567,634	6,103,048	21,679,077	(166,777)	279,341,084
TOTAL LIABILITIES	7,569,680,665	1,119,971,019	15,139,437	65,417,857	(177,914,642)	8,592,294,336
The information by geographic segments as of the indicated dates is presented below:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.23
Net Income from interest	1,730,412,598	—	(2,726,778)	1,727,685,820
Net fee Income	482,055,942	(553,541)	(10,071,566)	471,430,835
Net Income from Financial Instruments measured at fair value through Profit or Loss	268,610,079	385,418	4,902,244	273,897,741
Income from Derecognition of Assets Measured at Amortized Cost	42,107,041	—	—	42,107,041
Exchange rate Differences on Foreign Currency	612,413,410	159,695	—	612,573,105
Other Operating Income	388,991,665	266,453	(7,497,114)	381,761,004
Insurance Business Result	21,244,700	—	15,098,338	36,343,038
Impairment Charge	(190,682,814)	—	—	(190,682,814)
Personnel Expenses	(351,086,954)	(372,727)	—	(351,459,681)
Administrative Expenses	(295,505,737)	(544,029)	825,369	(295,224,397)
Depreciation Expenses	(84,269,572)	(9,016)	—	(84,278,588)
Other Operating Expenses	(565,565,032)	(3,029)	1,682	(565,566,379)
Loss on net monetary position	(1,517,933,224)	(573,381)	—	(1,518,506,605)
Operating Income	540,792,102	(1,244,157)	532,175	540,080,120
Share of profit from Associates and Joint Ventures	2,929,989	—	—	2,929,989
Income before Taxes from Continuing Operations	543,722,091	(1,244,157)	532,175	543,010,109
Income Tax from Continuing Operations	(205,840,481)	—	—	(205,840,481)
Net Income from Continuing Operations	337,881,610	(1,244,157)	532,175	337,169,628
Net Income for the Year	337,881,610	(1,244,157)	532,175	337,169,628
Other Comprehensive Income (Loss)	671,177	871,494	—	1,542,671
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	338,555,302	(372,663)	532,175	338,714,814
Net Income for the Year Attributable to Non-controlling Interests	(2,515)	—	—	(2,515)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.22
Net Income from interest	481,483,763	—	(6,536,244)	474,947,519
Net fee Income	431,461,941	(122,981)	(9,262,528)	422,076,432
Net Income from Financial Instruments measured at fair value through Profit or Loss	1,045,734,271	138,701	7,032,117	1,052,905,089
Income from Derecognition of Assets Measured at Amortized Cost	1,860,458	—	—	1,860,458
Exchange rate Differences on Foreign Currency	62,641,479	24,788	—	62,666,267
Other Operating Income	237,750,700	61,930	(8,029,042)	229,783,588
Insurance Business Result	24,639,180	—	15,435,857	40,075,037
Impairment Charge	(163,294,445)	—	—	(163,294,445)
Personnel Expenses	(301,507,773)	(219,630)	—	(301,727,403)
Administrative Expenses	(280,563,505)	(478,967)	1,649,430	(279,393,042)
Depreciation Expenses	(86,809,175)	(2,385)	—	(86,811,560)
Other Operating Expenses	(396,348,879)	(1,196)	50,735	(396,299,340)
Loss on net monetary position	(851,092,178)	(223,398)	—	(851,315,576)
Operating Income	205,955,837	(823,138)	340,325	205,473,024
Share of profit from Associates and Joint Ventures	(1,374,074)	—	—	(1,374,074)
Income before Taxes from Continuing Operations	204,581,763	(823,138)	340,325	204,098,950
Income Tax from Continuing Operations	(52,841,496)	—	—	(52,841,496)
Net Income from Continuing Operations	151,740,267	(823,138)	340,325	151,257,454
Net Income for the Year	151,740,267	(823,138)	340,325	151,257,454
Other Comprehensive Income (Loss)	(3,573,051)	581,896	—	(2,991,155)
Net Income (Loss) for the Year Attributable to Parent Company´s Owners	148,167,188	(241,242)	340,325	148,266,271
Net Income for the Year Attributable to Non-controlling Interests	28	—	—	28

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.23
ASSETS
Cash and Due from Banks	2,027,953,634	856,798	(32,925,610)	1,995,884,822
Debt Securities at fair value through profit or loss	612,987,005	—	(14,192,140)	598,794,865
Derivative Financial Instruments	41,749,631	1,525	(6,460,870)	35,290,286
Repurchase Transactions	1,191,546,653	—	(21,381,414)	1,170,165,239
Other Financial Assets	187,975,959	—	(9,872,423)	178,103,536
Loans and Other Financing	3,146,574,476	10,436	(65,878,587)	3,080,706,325
Other Debt Securities	1,926,334,348	—	—	1,926,334,348
Financial Assets Pledged as Collateral	430,895,166	662,036	—	431,557,202
Current Income Tax Assets	2,045,887	—	—	2,045,887
Investments in Equity Instruments	9,637,518	—	—	9,637,518
Equity Investments in Associates and Joint Ventures	2,650,357	—	—	2,650,357
Property, Plant and Equipment	354,991,354	267,807	—	355,259,161
Intangible Assets	123,613,994	825	—	123,614,819
Deferred Income Tax Assets	189,753,509	—	—	189,753,509
Insurance Contract Assets	9,821,667	—	—	9,821,667
Reinsurance Contract Assets	28,616,023	—	—	28,616,023
Other Non-financial Assets	77,737,191	10,137	(8)	77,747,320
Non-current Assets Held for Sale	74,920	—	—	74,920
TOTAL ASSETS	10,364,959,292	1,809,564	(150,711,052)	10,216,057,804
LIABILITIES
Deposits	5,750,572,318	—	(42,792,375)	5,707,779,943
Liabilities at Fair Value Through Profit or Loss	49,485,078	—	—	49,485,078
Derivative Financial Instruments	18,699,617	—	(6,460,870)	12,238,747
Repurchase Transactions	44,727,680	—	(21,381,414)	23,346,266
Other Financial Liabilities	1,280,666,786	260,885	(7,598,375)	1,273,329,296
Financing Received from the Argentine Central Bank and Other Financial Institutions	195,706,835	—	(57,578,136)	138,128,699
Debt Securities	104,733,356	—	(12,017,844)	92,715,512
Current Income Tax Liabilities	272,400,545	—	—	272,400,545
Subordinated Debt Securities	207,787,189	—	(2,174,296)	205,612,893
Provisions	20,387,943	—	—	20,387,943
Deferred Income Tax Liabilities	17,355,336	—	—	17,355,336
Insurance Contracts Liabilities	105,704,654	—	(4,122)	105,700,532
Reinsurance Contracts Liabilities	2,163,638	—	—	2,163,638
Other Non-financial Liabilities	278,025,755	847,242	(703,620)	278,169,377
TOTAL LIABILITIES	8,348,416,730	1,108,127	(150,711,052)	8,198,813,805

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.22
Cash and Due from Banks	1,397,795,946	11,613,469	(15,722,561)	1,393,686,854
Debt Securities at fair value through profit or loss	2,478,779,243	1,047,725	(12,636,623)	2,467,190,345
Derivative Financial Instruments	14,228,081	—	(3,865,120)	10,362,961
Repurchase Transactions	393,745,142	—	(33,994,862)	359,750,280
Other Financial Assets	174,601,303	—	(161,060)	174,440,243
Loans and Other Financing	3,982,031,607	364	(110,405,186)	3,871,626,785
Other Debt Securities	1,142,983,125	—	(1,129,230)	1,141,853,895
Financial Assets Pledged as Collateral	473,107,585	551,951	—	473,659,536
Current Income Tax Assets	1,277,544	—	—	1,277,544
Investments in Equity Instruments	6,972,539	—	—	6,972,539
Equity Investments in Associates and Joint Ventures	2,076,371	—	—	2,076,371
Property, Plant and Equipment	360,669,210	6,203	—	360,675,413
Intangible Assets	119,930,562	1,924	—	119,932,486
Deferred Income Tax Assets	22,689,298	—	—	22,689,298
Insurance Contract Assets	3,495,903	—	—	3,495,903
Reinsurance Contract Assets	98,766	—	—	98,766
Other Non-financial Assets	78,379,231	3,861	—	78,383,092
Non-current Assets Held for Sale	3,896	—	—	3,896
TOTAL ASSETS	10,652,865,352	13,225,497	(177,914,642)	10,488,176,207
Deposits	6,693,180,180	—	(22,897,792)	6,670,282,388
Liabilities at Fair Value Through Profit or Loss	243,592	—	—	243,592
Derivative Financial Instruments	9,140,720	—	(3,865,120)	5,275,600
Repurchase Transactions	33,994,862	—	(33,994,862)	—
Other Financial Liabilities	1,074,560,291	11,925,399	(233,462)	1,086,252,228
Financing Received from the Argentine Central Bank and Other Financial Institutions	219,662,147	—	(102,977,285)	116,684,862
Debt Securities	223,353,558	—	(13,765,853)	209,587,705
Current Income Tax Liabilities	27,403,664	—	—	27,403,664
Subordinated Debt Securities	141,394,653	—	—	141,394,653
Provisions	31,934,926	—	—	31,934,926
Deferred Income Tax Liabilities	19,825,433	—	—	19,825,433
Insurance Contracts Liabilities	4,081,691	—	(13,490)	4,068,201
Other Non-financial Liabilities	278,485,993	1,021,869	(166,778)	279,341,084
TOTAL LIABILITIES	8,757,261,710	12,947,268	(177,914,642)	8,592,294,336

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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
As of December 31, 2023, and December 31, 2022, Banco Galicia complied with the minimum capital requirement established by the Argentine Central Bank regulations. The balances of these items for Banco Galicia are detailed below, in accordance with the regulations and the currency in force each year.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Computable Regulatory Capital (RPC, as per the initials in Spanish) is made up of Core Capital and Supplementary Capital. Banco Galicia’s balance for such items as of December 31, 2023, and December 31, 2022, is as follows:

	12.31.23	12.31.22
Basic Shareholders’ Equity	1,600,079,694	505,589,433
(Deductible Items)	(304,644,028)	(63,094,866)
Equity Tier 1	1,295,435,666	442,494,567
Complementing shareholders’ Equity	80,848,330	36,138,983
Equity Tier 2	80,848,330	36,138,983
Regulatory Capital (RPC)	1,376,283,996	478,633,550
The breakdown of the minimum capital requirement determined for the Group is shown below:

	12.31.23	12.31.22
Credit Risk	288,667,341	109,407,718
Market Risk	52,837,873	6,642,210
Operational Risk	112,505,729	36,743,804
Minimum Capital Requirement	454,010,943	152,793,732
Integration	1,376,283,996	478,633,550
Excess	922,273,053	325,839,818
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
•Brokerage of Debt Instruments Issued by the Argentine Central Bank.
•Brokerage of Third-party Debt securities.
•Brokerage of Shares.
For the fiscal year 2023, a limit of 2.25% of TIER1 was set for all operations, with a closing amount of Ps.29,147,302.
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
The Group’s exposure to the foreign exchange risk as of year-end by type of currency is shown below:

	Balances as of 12.31.23
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
US Dollar	2,926,068	(2,259,546)	61,597	728,119
Euro	30,047	(5,576)	—	24,471
Canadian Dollar	825	(75)	—	750
Real	350	—	—	350
Swiss Franc	407	(299)	—	108
Others	975	(42)	—	933
Total	2,958,672	(2,265,538)	61,597	754,731

	Balances as of 12.31.22
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
US Dollar	1,755,508	(1,449,086)	(71,182)	235,240
Euro	17,931	(6,997)	—	10,934
Canadian Dollar	187	(37)	—	150
Real	218	—	—	218
Swiss Franc	249	(165)	—	84
Others	632	(349)	—	283
Total	1,774,725	(1,456,634)	(71,182)	246,909

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Balances as of 12.31.23		Balances as of 12.31.22
Currency	Change	Income (Loss)	Shareholders’ Equity	Income (Loss)	Shareholders’ Equity
US Dollar	10%	72,812	800,931	23,524	258,764
	-10%	(72,812)	655,307	(23,524)	211,716
Euro	10%	2,447	26,918	1,093	12,027
	-10%	(2,447)	22,024	(1,093)	9,841
Canadian Dollar	10%	75	825	15	165
	-10%	(75)	675	(15)	135
Real	10%	35	385	22	240
	-10%	(35)	315	(22)	196
Swiss Franc	10%	11	119	8	92
	-10%	(11)	97	(8)	76
Others	10%	93	1,026	28	311
	-10%	(93)	840	(28)	255
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

	Term (in Days)
Assets and Liabilities at Variable Rate	Up to 30	From 30 to 90	From 90 to 180	From 180 to 365	More than 365	Total
As of 12.31.23
Total Financial Assets	5,102,033,400	551,446,328	465,828,456	327,672,507	2,432,583,884	8,879,564,575
Total Financial Liabilities	5,069,823,014	306,215,230	107,809,668	69,605,652	1,828,760,557	7,382,214,121
Net Amount	32,210,386	245,231,098	358,018,788	258,066,855	603,823,327	1,497,350,454
As of 12.31.22
Total Financial Assets	4,871,202,538	691,689,079	567,053,947	542,727,230	2,676,937,733	9,349,610,527
Total Financial Liabilities	5,599,467,500	442,151,732	241,147,518	103,312,678	1,817,076,540	8,203,155,968
Net Amount	(728,264,962)	249,537,347	325,906,429	439,414,552	859,861,193	1,146,454,559

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The table below shows the sensitivity to potential additional changes in interest rates in the next fiscal year, considering the breakdown as of December 31, 2023. The percentage change budgeted by the Group for fiscal year 2023 was determined considering 100 bps and changes are considered reasonably possible on the basis on an observation of market conditions.

	Additional Changes to the Interest Rate	Increase/(Decrease) in Income before Income Tax in Pesos	Increase/(Decrease) in Shareholders’ Equity in %
Decrease in Interest Rate	-100 bp	3,299,498	0.2%
Increase in Interest Rate	100 bp	(3,299,498)	(0.2)%
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The table below shows an analysis of maturities of assets and liabilities, determined based on the remaining period as of December 31, 2023, and December 31, 2022, based on undiscounted cash flows:

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.23
Assets
Debt Securities measured at Fair Value through Profit or Loss	587,160,439	9,803,797	20,832,320	2,208,940	—	620,005,496
Derivative Financial Instruments	35,290,286	—	—	—	—	35,290,286
Repurchase Transactions	1,215,786,083	—	—	—	—	1,215,786,083
Other Financial Assets	136,192,280	1,798,376	2,165,150	56,017,704	—	196,173,510
Loans and Other Financing	4,776,066,952	1,358,395,938	437,504,077	384,243,976	142,051,485	7,098,262,428
Other Debt Securities	1,930,419,683	1,605,063	1,802,910	6,418,247	—	1,940,245,903
Financial Assets Pledged as Collateral	431,557,202	—	—	—	—	431,557,202
Investments in Equity Instruments	9,637,518	—	—	—	—	9,637,518
Liabilities
Deposits	5,647,823,827	176,006,996	21,841,927	72,319	—	5,845,745,069
Liabilities at fair value through profit or loss	49,485,078	—	—	—	—	49,485,078
Derivative Financial Instruments	12,238,747	—	—	—	—	12,238,747
Repurchase Transactions	23,346,266	—	—	—	—	23,346,266
Other Financial Liabilities	1,088,954,636	157,107,639	2,844,706	8,544,409	3,517,101	1,260,968,491
Lease liabilities	808,649	2,100,011	2,802,852	6,721,096	7,274,994	19,707,602
Financing Received from the Argentine Central Bank and Other Financial Institutions	62,668,525	86,372,601	23,917,179	4,425,851	—	177,384,156
Debt Securities	15,936,208	70,318,991	19,191,154	7,860,455	—	113,306,808
Subordinated Debt Securities	15,123,585	—	7,878,160	214,123,787	—	237,125,532

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.22
Assets
Debt Securities measured at Fair Value through Profit or Loss	3,157,872,955	3,470,722	4,089,483	17,179,790	—	3,182,612,950
Derivative Financial Instruments	10,362,961	—	—	—	—	10,362,961
Repurchase Transactions	370,641,706	—	—	—	—	370,641,706
Other Financial Assets	142,734,438	1,265,031	1,533,119	21,025,466	21510293	188,068,347
Loans and Other Financing	1,783,781,022	1,661,900,533	712,190,281	613,435,344	407,689,998	5,178,997,178
Other Debt Securities	1,144,304,734	2,001,258	2,886,945	8,172,336	—	1,157,365,273
Financial Assets Pledged as Collateral	473,659,537	—	—	—	—	473,659,537
Investments in Equity Instruments	6,972,539	—	—	—	—	6,972,539
Liabilities
Deposits	6,519,552,836	303,856,641	18,922,368	360,563	56	6,842,692,464
Liabilities measured at Fair Value trough Profit or Loss	243,592	—	—	—	—	243,592
Derivative Financial Instruments	5,275,600	—	—	—	—	5,275,600
Other Financial Liabilities	745,989,831	314,662,504	1,153,164	8,115,177	2858159	1,072,778,835
Lease Liabilities	714,298	2,231,557	2,774,275	10,070,335	5,372,999	21,163,464
Financing Received from the Argentine Central Bank and Other Financial Institutions	26,996,838	63,717,741	57,111,181	5,936,990	—	153,762,750
Debt Securities	26,024,904	120,416,353	75,720,724	88,524,165	—	310,686,146
Subordinated Debt Securities	5,360,409	—	5,360,409	168,613,892	—	179,334,710
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The credit quality of debt securities as of December 31, 2023, is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Foreign government bonds	Private Securities	Total as of 12.31.23
AAA	—	20,188	—	—	—	15,916,126	12,668,532	28,604,846
AA+	—	—	2,291,015	—	—	—	500,471	2,791,486
AA	—	63,724	—	—	—	—	6,776,854	6,840,578
AA-	522,735	—	—	—	—	—	170,863	693,598
A+	—	—	—	—	—	—	2,595,806	2,595,806
A1	—	—	—	—	—	—	121,353	121,353
A	—	—	—	—	—	—	1,545,463	1,545,463
A2	—	—	—	—	—	—	267,998	267,998
A-	—	773,915	—	—	—	—	627,162	1,401,077
BBB-	—	1	—	—	—	—	—	1
B1	—	169,500	—	—	—	—	—	169,500
BB-	—	—	—	—	—	—	649,419	649,419
CCC	546,825,257	—	—	6,246,150	—	—	42,333	553,113,740
Total	547,347,992	1,027,328	2,291,015	6,246,150	—	15,916,126	25,966,254	598,794,865
The credit quality of debt securities as of December 31, 2022, is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Foreign government bonds	Private Securities	Total as of 12.31.22
AAA	—	—	—	—	—	7,982,203	379,799	8,362,002
AA+	—	—	123,193	—	—	—	—	123,193
AA	—	242,546	—	—	—	—	1,201,370	1,443,916
AA-	—	—	—	—	—	—	379,668	379,668
A+	—	—	—	—	—	—	24,978	24,978
A1	—	—	—	—	—	—	86,285	86,285
A	—	—	—	—	—	—	255,893	255,893
A2	—	—	—	—	—	—	1,130,578	1,130,578
A-	—	—	—	—	—	—	125,943	125,943
BBB	—	2,181,653	—	—	—	—	130,374	2,312,027
BBB.ar	—	—	—	—	—	—	65	65
B1	—	795,647	—	—	—	—	—	795,647
B	—	4,439,916	—	—	—	—	—	4,439,916
BB-	—	—	—	—	—	—	136,225	136,225
CCC	31,802,325	—	—	173,083,212	—	—	—	204,885,537
C	—	—	—	—	2,242,639,562	—	48,910	2,242,688,472
Total	31,802,325	7,659,762	123,193	173,083,212	2,242,639,562	7,982,203	3,900,088	2,467,190,345

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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Key macroeconomic variables used in the scenarios described below are shown in the table:

Macroeconomic Variable Projections (%)		QI - 2024 (*)	QII - 2024 (*)	QIII - 2024 (*)	QIV - 2024 (*)
GDP	Base	-6.4%	-3.2%	-4.0%	1.9%
	Optimistic	-6.1%	-2.6%	-3.1%	3.1%
	Pessimistic	-7.3%	-5.1%	-6.8%	-2.1%
Unemployment Rate	Base	13.9%	28.7%	13.2%	2.7%
	Optimistic	8.1%	22.3%	7.3%	-2.7%
	Pessimistic	28.5%	44.7%	27.9%	16.4%
Real Salary	Base	-17.7%	-15.7%	-14.6%	-7.3%
	Optimistic	-15.6%	-26.3%	-7.4%	3.5%
	Pessimistic	-20.1%	-21.5%	-23.7%	-20.6%
Badlar rate	Base	87.4%	-8.1%	-56.0%	-67.5%
	Optimistic	80.3%	-13.5%	-60.4%	-71.4%
	Pessimistic	117.0%	29.8%	-5.5%	-16.8%
Consumer Price Index (CPI)	Base	372.9%	385.6%	307.5%	194.3%
	Optimistic	359.1%	356.0%	269.6%	157.7%
	Pessimistic	445.6%	558.6%	553.7%	459.3%
(*) These variations were calculated based on annual basis.
Grupo Galicia has also carried out sensitivity analysis to assess the impact of volatility on macroeconomic variables on the result of the expected credit losses.

Scenario 1 (change in the probability of the macroeconomic scenarios)	Base scenario	Sensitivity
Regular scenario	70%	45%
Positive scenario	15%	10%
Negative scenario	15%	45%
Grupo Financiero Galicia ECL	138,300,714	138,201,763
Retail, Retail like and Wholesale ECL	95,700,960	95,749,978
Naranja ECL	42,599,754	42,451,785

Scenario 2 (change in forecast PIB, inflation, nominal exchange rate, unemployment, current account)	Regular scenario	Positive scenario	Negative scenario
Macroeconomic scenario probability	70%	15%	15%

		Sensitivity
GDP	1%	1%	1%
Unemployment Rate	10%	10%	10%
Real Salary	-5%	-5%	-5%
Badlar	5%	2%	5%
CPI	2%	2%	2%
Grupo Financiero Galicia ECL		141,157,421
Retail, Retail like and Wholesale RCL		95,702,446
Naranja ECL		45,454,975

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
The following table contains an analysis of the credit risk exposure of financial instruments for which an ECL allowance is recognized.

	Retail Portfolio
	December 31, 2023				December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	762,818,569	203,339,455	8,598,328	974,756,352	1,212,714,389
1-30	13,116,789	11,395,258	1,471,391	25,983,438	35,794,556
31-60	—	8,057,236	1,113,782	9,171,018	12,636,265
61-90	—	5,449,649	2,393,087	7,842,736	14,129,903
Default	—	—	39,011,728	39,011,728	50,674,609
Gross Carrying amount	775,935,358	228,241,598	52,588,316	1,056,765,272	1,325,949,722
Loss allowance	(15,101,655)	(15,306,988)	(41,023,973)	(71,432,616)	(130,520,205)
Net Carrying amount	760,833,703	212,934,610	11,564,343	985,332,656	1,195,429,517

	Retail like Portfolio
	December 31, 2023				December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	550,175,218	99,560,292	3,072,263	652,807,773	934,271,909
1-30	4,842,926	4,451,498	803,427	10,097,851	13,554,170
31-60	645,195	1,913,694	416,065	2,974,954	3,624,097
61-90	27,394	1,457,768	530,239	2,015,401	1,972,051
Default	—	—	11,285,401	11,285,401	8,001,949
Gross Carrying amount	555,690,733	107,383,252	16,107,395	679,181,380	961,424,176
Loss allowance	(2,680,004)	(2,333,631)	(8,501,965)	(13,515,600)	(25,139,015)
Net Carrying amount	553,010,729	105,049,621	7,605,430	665,665,780	936,285,161

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Wholesale Portfolio
	December 31, 2023				December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
A	4,056,209,449	75,310,041	—	4,131,519,490	2,830,702,618
B1	—	2,223,898	9,053	2,232,951	2,991,877
Default	—	—	1,360,741	1,360,741	1,266,971
Gross Carrying amount	4,056,209,449	77,533,939	1,369,794	4,135,113,182	2,834,961,466
Loss allowance	(7,653,080)	(2,136,099)	(963,565)	(10,752,744)	(10,926,634)
Net Carrying amount	4,048,556,369	75,397,840	406,229	4,124,360,438	2,824,034,832

	Naranja X
	December 31, 2023				December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	868,300,688	5,007,139	—	873,307,827	953,499,450
1-30	36,934,211	1,429,672	—	38,363,883	60,540,414
31-60	—	12,351,745	—	12,351,745	21,261,529
61-90	—	5,094,153	—	5,094,153	9,137,563
Default	—	—	18,306,451	18,306,451	25,785,665
Gross Carrying amount	905,234,899	23,882,709	18,306,451	947,424,059	1,070,224,621
Loss allowance	(25,015,691)	(6,166,747)	(11,417,316)	(42,599,754)	(51,284,349)
Net Carrying amount	880,219,208	17,715,962	6,889,135	904,824,305	1,018,940,272

	Retail Portfolio
	December 31, 2022				December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	1,053,027,127	151,046,151	8,641,111	1,212,714,389	1,350,644,656
1-30	21,508,453	12,429,341	1,856,762	35,794,556	36,938,393
31-60	—	11,130,998	1,505,267	12,636,265	13,528,448
61-90	—	10,612,878	3,517,025	14,129,903	9,428,290
Default	—	—	50,674,609	50,674,609	85,586,255
Gross Carrying amount	1,074,535,580	185,219,368	66,194,774	1,325,949,722	1,496,126,042
Loss allowance	(42,974,146)	(32,539,841)	(55,006,218)	(130,520,205)	(189,399,412)
Net Carrying amount	1,031,561,434	152,679,527	11,188,556	1,195,429,517	1,306,726,630

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Retail like Portfolio
	December 31, 2022				December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	888,235,418	42,949,221	3,087,270	934,271,909	1,035,154,399
1-30	10,127,008	2,382,424	1,044,738	13,554,170	11,156,802
31-60	—	3,067,303	556,794	3,624,097	2,350,639
61-90	—	969,269	1,002,782	1,972,051	1,605,661
Default	—	—	8,001,949	8,001,949	13,510,869
Gross Carrying amount	898,362,426	49,368,217	13,693,533	961,424,176	1,063,778,370
Loss allowance	(13,889,055)	(2,658,858)	(8,591,102)	(25,139,015)	(25,650,152)
Net Carrying amount	884,473,371	46,709,359	5,102,431	936,285,161	1,038,128,218

	Wholesale Portfolio
	December 31, 2022				December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
A	2,815,090,330	15,612,288	—	2,830,702,618	3,117,071,671
B1	—	2,991,877	—	2,991,877	1,301,497
Default	—	—	1,266,971	1,266,971	4,428,696
Gross Carrying amount	2,815,090,330	18,604,165	1,266,971	2,834,961,466	3,122,801,864
Loss allowance	(8,754,145)	(1,328,113)	(844,376)	(10,926,634)	(15,254,799)
Net Carrying amount	2,806,336,185	17,276,052	422,595	2,824,034,832	3,107,547,065

	Naranja X
	December 31, 2022				December 31, 2021
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	945,781,358	6,214,800	1,503,292	953,499,450	1,027,311,261
1-30	57,595,105	2,511,957	433,352	60,540,414	49,009,039
31-60	—	20,810,875	450,654	21,261,529	14,712,358
61-90	—	8,782,521	355,042	9,137,563	7,701,379
Default	—	—	25,785,665	25,785,665	24,062,976
Gross Carrying amount	1,003,376,463	38,320,153	28,528,005	1,070,224,621	1,122,797,013
Loss allowance	(24,520,830)	(10,267,926)	(16,495,593)	(51,284,349)	(58,431,456)
Net Carrying amount	978,855,633	28,052,227	12,032,412	1,018,940,272	1,064,365,557
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
This table provides information on balance sheet items and their collateral in offsets as well as loan and other credit-related commitments.
Assets Subject to Impairment

Item	Carrying Amount	Loss Allowances	Net Gross Carrying Amount	Collateral´s Fair Value
Advances	119,850,633	(3,003,809)	116,846,824	—
Documents	703,859,191	(2,413,581)	701,445,610	—
Mortgage Loans	37,915,833	(4,635,772)	33,280,061	1,094,745,502
Pledge Loans	45,092,352	(387,208)	44,705,144	544,782,445
Personal Loans	255,726,017	(28,140,840)	227,585,177	—
Credit Card Loans	1,706,968,422	(66,983,151)	1,639,985,271	—
Financial Leases	6,393,224	(133,848)	6,259,376	—
Others	3,942,678,221	(32,602,505)	3,910,075,716	298,730,043
Total as of December 31, 2023	6,818,483,893	(138,300,714)	6,680,183,179	1,938,257,990
The following table shows information about the mortgage portfolio LTV distribution.

Mortgages Portfolio -LTV Distribution	Exposure
Lower than 50%	130,646
50 to 60%	793
60 to 70%	177
70 to 80%	47
80 to 90%	—
90 to 100%	35
Higher than 100%	235
Total	131,933
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following tables explain the changes in the loss allowance between the beginning and the end of the fiscal year due to these factors:

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	42,974,146	32,539,841	55,006,218	130,520,205
Inflation effect	(30,352,970)	(27,944,697)	(59,508,788)	(117,806,455)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(1,754,186)	1,754,186	—	—
Transfer from Stage 1 to Stage 3	(845,642)	—	845,642	—
Transfer from Stage 2 to Stage 1	2,290,494	(2,290,494)	—	—
Transfer from Stage 2 to Stage 3	—	(1,335,010)	1,335,010	—
Transfer from Stage 3 to Stage 1	—	902,599	(902,599)	—
Transfer from Stage 3 to Stage 2	922,503	—	(922,503)	—
New Financial Assets Originated or Purchased	13,368,666	15,263,748	59,569,970	88,202,384
Changes in PDs/LGDs/EADs	(3,512,800)	(615,767)	(3,064,764)	(7,193,331)
Foreign exchange and other movements	(4,440,496)	3,543,244	8,964,394	8,067,142
Other movements with no P&L impact
Write-offs and other movements	(3,548,060)	(6,510,662)	(20,298,607)	(30,357,329)
Loss Allowance as of December 31, 2023	15,101,655	15,306,988	41,023,973	71,432,616

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	13,889,055	2,658,858	8,591,102	25,139,015
Inflation effect	(9,084,336)	(2,977,016)	(10,996,441)	(23,057,793)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(401,590)	401,590	—	—
Transfer from Stage 1 to Stage 3	(84,635)	—	84,635	—
Transfer from Stage 2 to Stage 1	180,853	(180,853)	—	—
Transfer from Stage 2 to Stage 3	—	(81,190)	81,190	—
Transfer from Stage 3 to Stage 1	—	24,605	(24,605)	—
Transfer from Stage 3 to Stage 2	22,298	—	(22,298)	—
New Financial Assets Originated or Purchased	3,156,998	2,613,554	12,923,881	18,694,433
Changes in PDs/LGDs/EADs	148,345	43,190	(251,741)	(60,206)
Foreign exchange and other movements	(204,005)	445,542	1,623,120	1,864,657
Other movements with no P&L impact
Write-offs and other movements	(4,942,979)	(614,649)	(3,506,878)	(9,064,506)
Loss Allowance as of December 31, 2023	2,680,004	2,333,631	8,501,965	13,515,600

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	8,754,145	1,328,113	844,376	10,926,634
Inflation effect	(7,673,493)	(2,282,627)	(1,215,923)	(11,172,043)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(109,941)	109,941	—	—
Transfer from Stage 1 to Stage 3	(18,401)	—	18,401	—
Transfer from Stage 2 to Stage 1	287	(287)	—	—
Transfer from Stage 2 to Stage 3	—	—	—	—
Transfer from Stage 3 to Stage 1	—	—	—	—
Transfer from Stage 3 to Stage 2	—	—	—	—
New Financial Assets Originated or Purchased	12,520,867	1,619,761	2,093,232	16,233,860
Changes in PDs/LGDs/EADs	(127,921)	23,509	(271,586)	(375,998)
Foreign exchange and other movements	(2,258,076)	1,832,806	51,243	(374,027)
Other movements with no P&L impact
Write-offs and other movements	(3,434,387)	(495,117)	(556,178)	(4,485,682)
Loss Allowance as of December 31, 2023	7,653,080	2,136,099	963,565	10,752,744

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	24,520,830	10,267,926	16,495,593	51,284,349
Inflation effect	(27,262,178)	(9,262,754)	(13,878,216)	(50,403,148)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(425,804)	425,804	—	—
Transfer from Stage 1 to Stage 3	(505,604)	—	505,604	—
Transfer from Stage 2 to Stage 1	381	(438,526)	438,145	—
Transfer from Stage 2 to Stage 3	1,203,054	(1,203,539)	485	—
Transfer from Stage 3 to Stage 1	—	49,396	(49,396)	—
Transfer from Stage 3 to Stage 2	332,723	—	(332,723)	—
New Financial Assets Originated or Purchased	10,075,176	2,984,277	4,346,117	17,405,570
Changes in PDs/LGDs/EADs	15,707,862	7,106,905	15,425,749	38,240,516
Foreign exchange and other movements	3,189,840	513,464	461,165	4,164,469
Other movements with no P&L impact
Write-offs and other movements	(1,820,589)	(4,276,206)	(11,995,207)	(18,092,002)
Loss Allowance as of December 31, 2023	25,015,691	6,166,747	11,417,316	42,599,754

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	35,456,694	60,763,694	93,179,025	189,399,413
Inflation effect	(22,036,893)	(29,166,427)	(45,601,762)	(96,805,082)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(1,203,771)	1,203,771	—	—
Transfer from Stage 1 to Stage 3	(633,232)	—	633,232	—
Transfer from Stage 2 to Stage 1	3,564,092	(3,564,092)	—	—
Transfer from Stage 2 to Stage 3	—	(1,732,725)	1,732,725	—
Transfer from Stage 3 to Stage 1	—	1,734,061	(1,734,061)	—
Transfer from Stage 3 to Stage 2	2,783,608	—	(2,783,608)	—
New Financial Assets Originated or Purchased	33,659,996	25,469,044	30,251,748	89,380,788
Changes in PDs/LGDs/EADs	2,838,583	3,470,451	(4,502,428)	1,806,606
Foreign exchange and other movements	(6,345,133)	(12,475,697)	4,776,177	(14,044,653)
Other movements with no P&L impact
Write-offs and other movements	(5,109,798)	(13,162,239)	(20,944,830)	(39,216,867)
Loss Allowance as of December 31, 2022	42,974,146	32,539,841	55,006,218	130,520,205

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	1,563,696	8,257,699	15,828,757	25,650,152
Inflation effect	(4,076,936)	(3,565,336)	(7,416,680)	(15,058,952)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(33,040)	33,040	—	—
Transfer from Stage 1 to Stage 3	(8,330)	—	8,330	—
Transfer from Stage 2 to Stage 1	141,578	(141,578)	—	—
Transfer from Stage 2 to Stage 3	—	(38,154)	38,154	—
Transfer from Stage 3 to Stage 1	—	144,590	(144,590)	—
Transfer from Stage 3 to Stage 2	102,646	—	(102,646)	—
New Financial Assets Originated or Purchased	15,004,299	1,976,663	6,364,032	23,344,994
Changes in PDs/LGDs/EADs	2,205,152	547,741	(78,643)	2,674,250
Foreign exchange and other movements	(392,333)	(4,182,398)	(1,495,255)	(6,069,986)
Other movements with no P&L impact
Write-offs and other movements	(617,677)	(373,409)	(4,410,357)	(5,401,443)
Loss Allowance as of December 31, 2022	13,889,055	2,658,858	8,591,102	25,139,015

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	8,887,854	1,940,686	4,426,258	15,254,798
Inflation effect	(4,266,417)	(1,003,679)	(1,463,494)	(6,733,590)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(7,327)	7,327	—	—
Transfer from Stage 1 to Stage 3	(2,251)	—	2,251	—
Transfer from Stage 2 to Stage 1	193,403	(193,403)	—	—
Transfer from Stage 2 to Stage 3	—	(143)	143	—
Transfer from Stage 3 to Stage 1	—	—	—	—
Transfer from Stage 3 to Stage 2	—	—	—	—
New Financial Assets Originated or Purchased	9,868,897	1,213,064	461,263	11,543,224
Changes in PDs/LGDs/EADs	(9,274)	(100,105)	(302)	(109,681)
Foreign exchange and other movements	(238,257)	197,968	434,305	394,016
Other movements with no P&L impact
Write-offs and other movements	(5,672,483)	(733,602)	(3,016,048)	(9,422,133)
Loss Allowance as of December 31, 2022	8,754,145	1,328,113	844,376	10,926,634

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	34,441,321	7,627,398	16,362,737	58,431,456
Inflation effect	(19,568,650)	(6,207,462)	(10,965,512)	(36,741,624)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(708,353)	708,353	—	—
Transfer from Stage 1 to Stage 3	(849,364)	—	849,364	—
Transfer from Stage 2 to Stage 1	498,641	(498,641)	—	—
Transfer from Stage 2 to Stage 3	—	(756,225)	756,225	—
Transfer from Stage 3 to Stage 1	—	47,985	(47,985)	—
Transfer from Stage 3 to Stage 2	65,670	—	(65,670)	—
New Financial Assets Originated or Purchased	11,860,265	12,791,281	20,126,397	44,777,943
Changes in PDs/LGDs/EADs	(5,255,789)	(534,279)	(1,198,686)	(6,988,754)
Foreign exchange and other movements	5,895,887	(721,983)	2,652,658	7,826,562
Other movements with no P&L impact
Write-offs and other movements	(1,858,798)	(2,188,501)	(11,973,935)	(16,021,234)
Loss Allowance as of December 31, 2022	24,520,830	10,267,926	16,495,593	51,284,349

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2020	45,361,630	115,624,098	53,965,777	214,951,505
Inflation effect	(15,980,669)	(36,157,419)	(29,152,080)	(81,290,168)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(3,115,702)	3,115,702	—	—
Transfer from Stage 1 to Stage 3	(1,118,645)	—	1,118,645	—
Transfer from Stage 2 to Stage 1	4,372,817	(4,372,817)	—	—
Transfer from Stage 2 to Stage 3	—	(3,411,057)	3,411,057	—
Transfer from Stage 3 to Stage 1	—	2,808,187	(2,808,187)	—
Transfer from Stage 3 to Stage 2	1,464,475	—	(1,464,475)	—
New Financial Assets Originated or Purchased	11,264,894	14,460,843	55,700,140	81,425,877
Changes in PDs/LGDs/EADs	2,058,068	5,190,113	(7,110,969)	137,212
Foreign exchange and other movements	(5,474,269)	(31,997,631)	34,367,360	(3,104,540)
Other movements with no P&L impact
Write-offs and other movements	(3,375,905)	(4,496,325)	(14,848,243)	(22,720,473)
Loss Allowance as of December 31, 2021	35,456,694	60,763,694	93,179,025	189,399,413

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2020	5,120,155	19,510,545	16,771,647	41,402,347
Inflation effect	(1,238,798)	(5,656,468)	(6,540,267)	(13,435,533)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(229,131)	229,131	—	—
Transfer from Stage 1 to Stage 3	(70,425)	—	70,425	—
Transfer from Stage 2 to Stage 1	276,331	(276,331)	—	—
Transfer from Stage 2 to Stage 3	—	(269,034)	269,034	—
Transfer from Stage 3 to Stage 1	—	284,957	(284,957)	—
Transfer from Stage 3 to Stage 2	417,445	—	(417,445)	—
New Financial Assets Originated or Purchased	1,023,419	305,369	12,523,087	13,851,875
Changes in PDs/LGDs/EADs	(1,569,367)	(1,062,601)	(1,574,664)	(4,206,632)
Foreign exchange and other movements	(11,282)	(4,262,688)	268,863	(4,005,107)
Other movements with no P&L impact
Write-offs and other movements	(2,154,651)	(545,181)	(5,256,966)	(7,956,798)
Loss Allowance as of December 31, 2021	1,563,696	8,257,699	15,828,757	25,650,152

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2020	17,943,430	5,705,215	5,555,948	29,204,593
Inflation effect	(5,049,615)	(2,066,155)	(1,576,650)	(8,692,420)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(129,321)	129,321	—	—
Transfer from Stage 1 to Stage 3	—	—	—	—
Transfer from Stage 2 to Stage 1	847,838	(847,838)	—	—
Transfer from Stage 2 to Stage 3	—	(1,870,719)	1,870,719	—
Transfer from Stage 3 to Stage 1	—	—	—	—
Transfer from Stage 3 to Stage 2	—	—	—	—
New Financial Assets Originated or Purchased	6,078,500	1,286,693	1,797	7,366,990
Changes in PDs/LGDs/EADs	1,458,518	78,113	(274,288)	1,262,343
Foreign exchange and other movements	(9,368,416)	(156,825)	2,108,161	(7,417,080)
Other movements with no P&L impact
Write-offs and other movements	(2,893,080)	(317,119)	(3,259,429)	(6,469,628)
Loss Allowance as of December 31, 2021	8,887,854	1,940,686	4,426,258	15,254,798

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2020	33,947,653	5,394,381	16,924,971	56,267,005
Inflation effect	(12,923,549)	(2,548,429)	(6,150,039)	(21,622,017)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(510,310)	510,310	—	—
Transfer from Stage 1 to Stage 3	(818,018)	—	818,018	—
Transfer from Stage 2 to Stage 1	1,350,027	(1,350,027)	—	—
Transfer from Stage 2 to Stage 3	—	(611,904)	611,904	—
Transfer from Stage 3 to Stage 1	—	64,645	(64,645)	—
Transfer from Stage 3 to Stage 2	1,037,863	—	(1,037,863)	—
New Financial Assets Originated or Purchased	21,671,204	8,666,319	17,734,011	48,071,534
Changes in PDs/LGDs/EADs	(6,153,814)	(857,769)	(1,858,238)	(8,869,821)
Foreign exchange and other movements	(514,713)	(114,386)	(245,389)	(874,488)
Other movements with no P&L impact
Write-offs and other movements	(2,645,022)	(1,525,742)	(10,369,993)	(14,540,757)
Loss Allowance as of December 31, 2021	34,441,321	7,627,398	16,362,737	58,431,456

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table further explains changes in the gross carrying amount of specific segment portfolio to help explain their significance to the changes in the loss allowance:

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2022	1,074,535,580	185,219,368	66,194,774	1,325,949,722
Transfers:
Transfers from Stage 1 to Stage 2	(37,704,886)	37,704,886	—	—
Transfers from Stage 1 to Stage 3	(8,051,270)	—	8,051,270	—
Transfers from Stage 2 to stage 1	16,099,911	(16,099,911)	—	—
Transfers from Stage 2 to Stage 3	—	(4,682,419)	4,682,419	—
Transfers from Stage 3 to Stage 2	—	1,210,485	(1,210,485)	—
Transfers from Stage 3 to Stage 1	1,235,003	—	(1,235,003)	—
Financial assets derecognized during the period other than write-offs	(96,528,639)	(20,392,574)	(13,276,853)	(130,198,066)
New financial assets originated or purchased	285,815,964	117,018,046	32,201,007	435,035,017
Foreign exchange and other movements	267,143,012	54,004,979	2,119,330	323,267,321
Inflation Effect	(726,609,317)	(125,741,262)	(44,938,143)	(897,288,722)
Gross carrying amount as of December 31, 2023	775,935,358	228,241,598	52,588,316	1,056,765,272

	Stage 1	Stage 2	Stage 3
Retail like Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2022	898,362,426	49,368,217	13,693,533	961,424,176
Transfers:
Transfers from Stage 1 to Stage 2	(22,165,829)	22,165,829	—	—
Transfers from Stage 1 to Stage 3	(1,297,079)	—	1,297,079	—
Transfers from Stage 2 to Stage 1	5,542,982	(5,542,982)	—	—
Transfers from Stage 2 to Stage 3	—	(554,310)	554,310	—
Transfers from Stage 3 to Stage 2	—	47,221	(47,221)	—
Transfers from Stage 3 to Stage 1	65,951	—	(65,951)	—
Financial assets derecognized during the period other than write-offs	(186,391,684)	(6,828,039)	(3,235,624)	(196,455,347)
New financial assets originated or purchased	433,309,384	73,409,888	10,865,788	517,585,060
Foreign exchange and other movements	38,142,622	8,832,400	2,341,712	49,316,734
Inflation Effect	(609,878,040)	(33,514,972)	(9,296,231)	(652,689,243)
Gross carrying amount as of December 31, 2023	555,690,733	107,383,252	16,107,395	679,181,380

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2022	2,815,090,330	18,604,165	1,266,971	2,834,961,466
Transfers:
Transfers from Stage 1 to Stage 2	(8,874,051)	8,874,051	—	—
Transfers from Stage 1 to Stage 3	(379,878)	—	379,878	—
Transfers from Stage 2 to Stage 1	12,279	(12,279)	—	—
Transfers from Stage 2 to Stage 3	—	—	—	—
Transfers from Stage 3 to Stage 2	—	—	—	—
Transfers from Stage 3 to Stage 1	—	—	—	—
Financial assets derecognized during the period other than write-offs	(633,784,202)	(3,525,214)	(15,053,546)	(652,362,962)
New financial assets originated or purchased	3,932,818,920	51,700,540	1,360,741	3,985,880,201
Foreign exchange and other movements	(137,572,453)	14,522,625	14,275,868	(108,773,960)
Inflation Effect	(1,911,101,496)	(12,629,949)	(860,118)	(1,924,591,563)
Gross carrying amount as of December 31, 2023	4,056,209,449	77,533,939	1,369,794	4,135,113,182

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2022	1,003,376,463	38,320,153	28,528,005	1,070,224,621
Transfers:
Transfers from Stage 1 to Stage 2	(7,125,763)	7,125,763	—	—
Transfers from Stage 1 to Stage 3	(7,808,405)	—	7,808,405	—
Transfers from Stage 2 to Stage 1	5,211,980	(5,211,980)	—	—
Transfers from Stage 2 to Stage 3	—	(1,638,253)	1,638,253	—
Transfers from Stage 3 to Stage 2	—	95,422	(95,422)	—
Transfers from Stage 3 to Stage 1	591,868	—	(591,868)	—
Financial assets derecognized during the period other than write-offs	(4,301,072)	(4,144,663)	(7,947,536)	(16,393,271)
New financial assets originated or purchased	596,459,536	15,350,957	8,333,635	620,144,128
Foreign exchange and other movements	—	—	—	—
Inflation Effect	(681,169,708)	(26,014,690)	(19,367,021)	(726,551,419)
Gross carrying amount as of December 31, 2023	905,234,899	23,882,709	18,306,451	947,424,059

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2021	1,013,263,121	368,457,533	114,405,389	1,496,126,043
Transfers:
Transfers from Stage 1 to Stage 2	(29,466,360)	29,466,360	—	—
Transfers from Stage 1 to Stage 3	(10,210,991)	—	10,210,991	—
Transfers from Stage 2 to Stage 1	69,019,503	(69,019,503)	—	—
Transfers from Stage 2 to Stage 3	—	(8,429,836)	8,429,836	—
Transfers from Stage 3 to Stage 2	—	2,325,284	(2,325,284)	—
Transfers from Stage 3 to Stage 1	3,647,574	—	(3,647,574)	—
Financial assets derecognized during the period other than write-offs	(144,781,295)	(71,799,560)	(33,216,446)	(249,797,301)
New financial assets originated or purchased	474,672,163	95,048,103	29,077,253	598,797,519
Foreign exchange and other movements	188,446,903	18,475,323	(1,065,724)	205,856,502
Inflation Effect	(490,055,038)	(179,304,336)	(55,673,667)	(725,033,041)
Gross carrying amount as of December 31, 2022	1,074,535,580	185,219,368	66,194,774	1,325,949,722

	Stage 1	Stage 2	Stage 3
Retail like Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2021	938,076,314	103,117,294	22,584,762	1,063,778,370
Transfers:
Transfers from Stage 1 to Stage 2	(8,356,366)	8,356,366	—	—
Transfers from Stage 1 to Stage 3	(955,106)	—	955,106	—
Transfers from Stage 2 to Stage 1	21,330,916	(21,330,916)	—	—
Transfers from Stage 2 to Stage 3	—	(874,261)	874,261	—
Transfers from Stage 3 to Stage 2	—	208,363	(208,363)	—
Transfers from Stage 3 to Stage 1	144,306	—	(144,306)	—
Financial assets derecognized during the period other than write-offs	(319,152,595)	(17,642,221)	(8,211,228)	(345,006,044)
New financial assets originated or purchased	707,188,377	24,765,188	7,685,538	739,639,103
Foreign exchange and other movements	16,587,359	2,948,890	1,148,300	20,684,549
Inflation Effect	(456,500,779)	(50,180,486)	(10,990,537)	(517,671,802)
Gross carrying amount as of December 31, 2022	898,362,426	49,368,217	13,693,533	961,424,176

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2021	3,013,113,436	105,259,732	4,428,696	3,122,801,864
Transfers:
Transfers from Stage 1 to Stage 2	(2,072,542)	2,072,542	—	—
Transfers from Stage 1 to Stage 3	(796,279)	—	796,279	—
Transfers from Stage 2 to Stage 1	11,338,645	(11,338,645)	—	—
Transfers from Stage 2 to Stage 3	—	(45,690)	45,690	—
Transfers from Stage 3 to Stage 2	—	—	—	—
Transfers from Stage 3 to Stage 1	—	—	—	—
Financial assets derecognized during the period other than write-offs	(1,983,948,745)	(34,668,726)	(3,963,232)	(2,022,580,703)
New financial assets originated or purchased	2,536,541,266	8,555,259	548,258	2,545,644,783
Foreign exchange and other movements	139,163,791	(7,237)	1,566,440	140,722,994
Inflation Effect	(898,249,242)	(51,223,070)	(2,155,160)	(951,627,472)
Gross carrying amount as of December 31, 2022	2,815,090,330	18,604,165	1,266,971	2,834,961,466

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2021	1,060,467,861	35,451,876	26,877,276	1,122,797,013
Transfers:
Transfers from Stage 1 to Stage 2	(15,057,706)	15,057,706	—	—
Transfers from Stage 1 to Stage 3	(13,984,940)	—	13,984,940	—
Transfers from Stage 2 to Stage 1	8,999,967	(8,999,967)	—	—
Transfers from Stage 2 to Stage 3	—	(3,120,551)	3,120,551	—
Transfers from Stage 3 to Stage 2	—	183,777	(183,777)	—
Transfers from Stage 3 to Stage 1	1,532,892	—	(1,532,892)	—
Financial assets derecognized during the period other than write-offs	(15,197,556)	(5,626,040)	(11,827,184)	(32,650,780)
New financial assets originated or purchased	492,676,735	22,625,475	11,168,514	526,470,724
Foreign exchange and other movements	—	—	—	—
Inflation Effect	(516,060,790)	(17,252,123)	(13,079,423)	(546,392,336)
Gross carrying amount as of December 31, 2022	1,003,376,463	38,320,153	28,528,005	1,070,224,621
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
Banco Galicia has filed to the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos, AFIP) several claims for refund of the Income Tax paid in excess for the fiscal years 2014, 2015, 2016, 2017, 2018, 2019, 2021 and 2022, for the amounts of Ps.433,815, Ps.459,319, Ps.944,338, Ps.866,842, Ps.3,646,382, Ps.4,403,712,

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Ps.629,837 and Ps.4,039,802, respectively. These claims are based on Argentine jurisprudence that establishes the unconstitutionality of the rules disabling the application of the tax inflation adjustment, resulting in confiscatory situations. Considering the delay in the resolution by the Federal Administration of Public Revenue, the corresponding judicial claims were filed.
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
The provisions for contingencies recorded are as follows:

	12.31.23	12.31.22
Other Contingencies	16,145,865	22,877,301
For Commercial Lawsuits/Legal matters	10,568,289	16,705,092
For Labor Lawsuits	895,153	1,675,878
For Claims and Credit Cards	200	623
For Guarantees Granted	1,142	3,556
For Other Contingencies	4,681,081	4,492,152
For Termination Benefits	4,013,811	8,648,052
Difference for Dollarization of Judicial Deposits—Communication “A” 4686	228,267	409,573
Total	20,387,943	31,934,926

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
The financial instruments subject to offsetting, master netting agreements and similar agreements as of December 31, 2023 and 2022 are as follows:

	Offsetting effects on Statement of Financial Position			Related amounts not offset
12.31.23	Gross Amount	Offset Amount	Net amounts in Statement Financial Position	Subject to netting agreements	Total Net Amount
Financial Assets
Derivate Instruments	8,085,119	—	8,085,119	(5,781,386)	2,303,733
Total	8,085,119	—	8,085,119	(5,781,386)	2,303,733
Financial Liabilities
Derivate Instruments	6,467,498	—	6,467,498	(5,781,386)	686,112
Total	6,467,498	—	6,467,498	(5,781,386)	686,112

	Offsetting effects on Statement of Financial Position			Related amounts not offset
12.31.22	Gross Amount	Offset Amount	Net amounts in Statement Financial Position	Subject to netting agreements	Total Net Amount
Financial Assets
Derivate Instruments	3,332,990	—	3,332,990	(3,219,046)	113,944
Total	3,332,990	—	3,332,990	(3,219,046)	113,944
Financial Liabilities
Derivate Instruments	3,531,185	—	3,531,185	(3,219,046)	312,139
Total	3,531,185	—	3,531,185	(3,219,046)	312,139

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
The credit exposure for these transactions is detailed below.

	12.31.23	12.31.22
Agreed Credits	245,830,826	325,154,326
Documentary Export and Import Credits	18,275,456	12,228,262
Guarantees Granted	382,550,036	227,846,478
Liabilities for Foreign Trade Operations	18,315,376	10,411,211
The fees and commissions related to the items mentioned above as of the indicated dates were as follows:

	12.31.23	12.31.22
For Agreed Credits	278,543	582,980
For Documentary Export and Import Credits	665,035	729,099
For Guarantees Granted	1,809,421	343,374
The credit risk of these instruments is essentially the same as that involved in lending credit facilities to customers.
To grant guarantees to our customers, we may require counter-guarantees, which, classified by type, amount to:

	12.31.23	12.31.22
Other Preferred Guarantees Received	17,014,335	2,033,143
Other Guarantees Received	11,759,019	14,501,930
Additionally, checks to be debited and credited, as well as other elements in the collection process, such as, notes, invoices, and miscellaneous items, are recorded in memorandum accounts until the related instrument is approved or accepted.
The risk of loss in these offsetting transactions is not significant.

	12.31.23	12.31.22
Values to be Debited	78,409,730	70,431,752
Values to be Credited	74,255,271	75,573,905
Values for Collection	524,459,464	720,869,685

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group acts as trustee by virtue of trust agreements to secure obligations derived from several agreements between parties. The amounts of trust funds and securities held in custody as of the indicated dates are as follows:

	12.31.23	12.31.22
Trust Funds	18,384,835	45,302,843
Securities Held in Escrow	17,190,472,358	10,134,326,343
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

NOTE 50. NON-CONTROLLING INTEREST
The following tables provide information about each subsidiary that has a non-controlling interest.
The non-controlling equity investment percentages and votes as of the indicated dates are as follows:

Company	Place of Business	12.31.23	12.31.22
Galicia Broker Asesores de Seguros S.A.	CABA -Argentina	0.01%	0.01%
Sudamericana Seguros Galicia S.A. (formerly Seguros SURA S.A.)	CABA -Argentina	0.57%	—%
Changes in the Group’s non-controlling interests as of the indicated dates were as follows:

Company	Balance as of 12.31.22	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.23
Galicia Broker Asesores de Seguros S.A.	59	—	(59)	62	62
Sudamericana Seguros Galicia S.A. (formerly Seguros SURA S.A.)	—	91,245	—	(2,577)	88,668
Total	59	91,245	(59)	(2,515)	88,730

Company	Balance as of 12.31.21	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.22
Galicia Broker Asesores de Seguros S.A.	31	—	—	28	59
Total	31	—	—	28	59

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company	Balance as of 12.31.20	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.21
Galicia Broker Asesores de Seguros S.A.	31	—	—	—	31
Total	31	—	—	—	31
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
51.2.    Key Personnel’s Compensation
The compensation earned by the Group’s key personnel as of December 31, 2023 and December 31, 2022 amounts to Ps.15,690,972 and Ps.15,841,127 respectively.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
51.3.    Key Personnel’s Structure
Key personnel’s structure as of the indicated dates is as follows:

	12.31.23	12.31.22
Regular Directors	95	79
General Manager	1	1
Area and department Managers	96	95
Total	192	175
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

	12.31.23	12.31.22
Total Amount of Credit Assistance	18,191,375	17,145,236
Number of Addressees (quantities)	266	279
- Natural Persons	218	219
- Legal Entities	48	60
Average Amount of Credit Assistance	68,389	61,453
Maximum Assistance	4,922,808	2,627,944
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
51.5.    Amounts of Related Party Transactions
The amounts of related party transactions conducted as of the indicated dates are as follows:

	12.31.23	12.31.22
Assets
Cash and Due from Banks	32,925,610	15,722,561
Debt Securities at Fair Value through Profit or Loss	14,192,140	12,636,623
Derivative Financial Instruments	6,460,870	3,865,120
Repurchase Transactions	21,381,414	33,994,862
Other Financial Assets	9,872,423	161,060
Loans and Other Financing	65,878,587	110,405,186
Other Debt Securities	—	1,129,230
Total Assets	150,711,044	177,914,642
Liabilities
Deposits	42,792,375	22,897,792
Derivative Financial Instruments	6,460,870	3,865,121
Repurchase Transactions	21,381,414	33,994,862
Other Financial Liabilities	7,598,375	233,462
Financing Received from the Argentine Central Bank and other Financial Institutions	57,578,136	102,977,285
Debt Securities Issued	12,017,844	13,765,853
Subordinated Debt Securities	2,174,296	—
Liabilities for Insurance Contracts	4,122	13,490
Other Non-financial Liabilities	703,620	166,777
Total Liabilities	150,711,052	177,914,642

	12.31.23	12.31.22	12.31.21
Income (Loss)
Net Income (Loss) from Interest	2,726,778	6,536,244	(3,431,444)
Net Fee Income (Expense)	10,071,566	9,262,528	10,751,388
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	(4,902,244)	(7,032,117)	2,055,661
Other Operating Income (Expense)	7,497,114	8,029,042	9,613,987
Income from Insurance Business	—	—	(18,802,510)
Insurance Business Result	(15,098,338)	(15,435,857)	—
Administrative Expenses	(825,369)	(1,649,430)	(852,450)
Other Operating Expenses	(1,682)	(50,735)	(44,427)
Total Income	(532,175)	(340,325)	(709,795)

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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
52.2.    RESTRICTED ASSETS
As of December 31, 2023, and 2022, the ability to freely dispose of the following assets is restricted, as follows:
Banco de Galicia y Buenos Aires S.A.U.
a)    Cash and Government Securities

	12.31.23	12.31.22
For transactions in ROFEX, MAE and BYMA	72,206,286	162,070,719
For appraisals from repo transactions	2,618,547	—
For debit / credit cards transactions	21,871,570	24,081,024
For attachments	10,355	31,169
Liquid offsetting entry required to operate as CNV agent	756,300	504,752
For contribution to M.A.E.’ s Joint Guarantee Fund (Fondo de Garantía Mancomunada)	—	3,426
Guarantees for the Regional Economies Competitiveness Program	135,667	270,307
For other transactions (includes guarantees linked to rental contracts)	185,137	126,137
For forward purchases of repurchase transactions	23,566,923	—
For surety guarantees	169,857,361	—
b)    Special Guarantees Accounts
Special guarantee accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions as of the indicated dates, which amount to:

	12.31.23	12.31.22
Escrow Accounts	95,090,124	124,639,467
c)    Deposits in favor of the Argentine Central Bank

	12.31.23	12.31.22
Unavailable deposits due to exchange transactions	—	1,660
d)    Equity Investments
The account “Equity Investments” includes 1,222,406 non-transferablenon-endorsable registered ordinary shares in Electrigal S.A., the transfer of which is subject to approval by the national authorities, according to the terms of the previously executed concession contract.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
e)    Contributions to Risk Fund
Banco de Galicia y Buenos Aires S.A.U., in its capacity as sponsoring partner in Garantizar S.G.R. Risk Fund, Don Mario S.G.R. and Móvil S.G.R., is committed to maintaining the contributions made to them for two (2) years.

	12.31.23	12.31.22
Fondo de Riesgo Garantizar SGR	3,283,027	3,501,731
Don Mario SGR	800,000	1,557,050
Movil SGR	1,100,000	311,410
Potenciar S.G.R.	1,198,353	—
Bind Garantías S.G.R.	50,000	—
INVIU S.A.U.

	12.31.23	12.31.22
Liquid offsetting entry required to operate as CNV agents	306,071	187,363
Guarantees linked to surety bonds	694,447	197,225
Surety	6,799	—
Tarjeta Naranja S.A.U.

	12.31.23	12.31.22
Attachments arising from judicial cases	618	540,682
Guarantees linked to rental contracts	7,940	26,535
Galicia Asset Management S.A.U.

	12.31.23	12.31.22
Liquid offsetting entry required to operate as collective investment products administration agents of mutual funds, as required by CNV(*)	261,821	306,589

(*)	As of December 31, 2023, it corresponds to 6,000,000 shares of Fima Capital Plus “C” Mutual Fund.
Galicia Securities S.A.U.

	12.31.23	12.31.22
For transactions in the market	198,276	646,074
Liquid offsetting entry required to operate as CNV agents	149,144	186,107
Guarantees linked to surety bonds	11,642,308	1,112,291
Naranja Digital Compañía Financiera S.A.U.

	12.31.23	12.31.22
Escrow Accounts	4,872,128	1,737,500
The total amount of restricted assets for the reasons stated above in the aforementioned controlled companies, as of the indicated dates, is as follows:

	12.31.23	12.31.22
Total Restricted Assets	410,869,202	322,039,218

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
52.3.    TRUST ACTIVITIES
a)    Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:
Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A.U., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds	Maturity (*)
11.23.11	Exxon Mobil	94,881	04.19.25
09.12.14	Coop. de Trab. Portuarios	7,095	09.12.24
04.26.22	Fondo Anticiclico Agroalim	64,725	06.30.24
03.08.23	Fondo Fiduciario Aceitero	7,874	06.30.24
Total		174,575
____________________

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.
b)    Financial Trust Contracts:
Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Contract date	Trust	Balances of Trust Funds	Maturity (*)
12.06.06	GAS I	630,982	12.31.24
05.14.09	GAS II	17,486,720	12.31.24
06.08.11	MILA III	83,143	12.31.24
09.01.11	MILA IV	9,415	12.31.24
Total		18,210,260

(*)	Estimated date since maturity date shall occur at the time of the distribution of all of trust assets.
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
As of December 31, 2023, for the Escrow Agent for Collective Investment Products in the Financial Trustors’ Registry, the required Shareholders’ Equity amounts to Ps.440,230, and the minimum required offsetting entry is Ps.220,115.
For AlyC and AN—INTEGRAL, said requirement amounts to Ps.217,960, with the minimum offsetting entry required of Ps.108,980.

The Entity integrated these requirements with the Bono República Argentina Ley Local 2030, maturing on July 9, 2030, whose fair value amounts to the sum of Ps.756,300, which are held in escrow in Caja de Valores (Principal 100100).

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Galicia Asset Management S.A.U.
In accordance with the requirements set forth in CNV Resolution No. 622/13, the minimum Shareholders’ Equity required to operate as Escrow Agent for Collective Investment Products, Mutual Funds amounts to Ps.523,642 and the minimum offsetting entry amounts to Ps.261,821.
The Company’s Shareholders’ Equity as of December 31, 2023, exceeds the minimum required by the aforementioned Resolution.
Galicia Asset Management S.A.U. integrated said requirement with 6,000,000 shares of Fondo Fima Premium Class “C”, equivalent to Ps.295,718.
Galicia Securities S.A.U.
Within the framework of CNV General Resolution No. 622/13, the Company has been duly registered with said agency in the following categories: “Settlement and Offsetting Agent (ALyC and AN Own Portfolio)” and “Comprehensive Mutual Funds Placement and Distribution Agent.”
In accordance with the requirements set forth, for an ALyC and AN Own Portfolio the Shareholders’ Equity must be equivalent to 470,350 Units of Purchasing Value (Unidades de Valor Adquisitivo, UVA). As of December 31, 2023, said requirement amounted to Ps.217,960, and the minimum offsetting entry required was Ps.108,980. For Comprehensive Mutual Funds Placement and Distribution Agent, said requirement amounts to Ps.75,766, and the minimum offsetting entry required is Ps.37,883.
As of December 31, 2023, the Company’s Shareholders’ Equity amounted to Ps.11,322,823 and the offsetting entry would be comprised of government securities amounting to Ps.149,144.
INVIU S.A.U.
In accordance with the requirements set forth in General Resolution No. 622/13, for an ALyC and AN Integral the Shareholders’ Equity must be equivalent to 470,350 Units of Purchasing Value (UVA), with said requirement amounting to Ps.217,960 as of December 31, 2023, and a minimum offsetting entry required of Ps.108,980. For Comprehensive Mutual Funds Placement and Distribution Agents, said requirement amounts to Ps.75,766, and the minimum offsetting entry required is Ps.37,883.
As of December 31, 2023, the Company’s Shareholders’ Equity amounted to Ps.7,749,903 and the offsetting entry would be integrated with a demand account with an amount of Ps.306,071.
52.4.2.    Custodial Agent of Collective Investment Products Corresponding to Mutual Funds
Likewise, in compliance with Art. 7 of Chapter II, Title V of said resolution, Banco Galicia in its capacity as Escrow Agent for Collective Investment Products of Mutual Funds (depositary company): “Fima Acciones”, “Fima P.B. Acciones”, “Fima Renta en Pesos”, “Fima Ahorro Pesos”, “Fima Renta Plus”, “Fima Premium”, “Fima Ahorro Plus”, “Fima Capital Plus”, “Fima Abierto Pymes”, “Fima Mix I”, "Fima Mix II", “Fima Renta Fija Internacional”, "Fima Sustentable ASG" and “Fima Acciones Latinoamericanas US$”, it is hereby stated that the total quantity held in escrow as of December 31, 2023 is 83,582,052,338 shares, their cash value being Ps.3,483,939,552, which is reflected in the account “Depositors of Securities Held in Escrow.”
As of December 31, 2022, securities held in escrow amounted to the quantity of 42,336,393,400 shares and their cash value was Ps.2,412,629,138.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The balances of the Mutual Funds as of the indicated dates are detailed as follows:

Mutual Fund	12.31.23	12.31.22
FIMA Acciones	28,374,278	11,874,867
FIMA P.B. Acciones	16,307,585	8,042,022
FIMA Renta en pesos	81,129,578	59,391,192
FIMA Ahorro pesos	59,508,744	88,391,734
FIMA Renta Plus	55,316,473	25,860,812
FIMA Premium	2,880,465,837	1,940,896,094
FIMA Ahorro Plus	99,933,201	161,119,964
FIMA Capital Plus	224,333,912	100,252,263
FIMA Abierto PyMES	6,797,941	4,477,666
FIMA Mix I	18,612,135	8,427,015
FIMA Mix II	4,212,316	—
FIMA Renta Fija Internacional	4,756,860	3,551,354
FIMA Sustentable ASG	3,660,258	—
FIMA Acciones Latinoamericanas Dólares(*)	530,434	344,155
Total	3,483,939,552	2,412,629,138
____________________

(*)	Stated at the reference exchange rate of the US$ set by the Argentine Central Bank. See Note 1.6.(b).
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
52.5.    COMPLIANCE WITH MINIMUM CASH REQUIREMENTS:
As of December 31, 2023, the balances recorded as computable items are as follows:

	Currency
Item	Ps.	US$	Euros(*)
Checking Accounts held in Argentine Central Bank	28,983,870	770,556	28
Escrow Accounts held in Argentine Central Bank	43,849,639	4,203	—
National Treasury Bonds in Argentine Pesos computable for minimum cash	116,211,931	—	—
Government Securities	249,256,424	—	—
Total for integration Minimum Cash	438,301,864	774,759	28

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
____________________

(*)	Stated in thousands of US$.
52.6.    PENALTIES IMPOSED ON BANCO DE GALICIA Y BUENOS AIRES S.A.U. AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK
Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. Existing as of December 31, 2023:
UIF Proceedings -Docket 867/13.
▪Penalty Notification date: June 19, 2020.
▪Reason of the Penalty: Reason of the Penalty: alleged non-compliance with the provisions of Article 21 of the Anti-Money Laundering Law and alleged non-compliance with the provisions of UIF Resolution No. 121/11, especially with the provisions of Article 13 (paragraph j), Article 14 (paragraph h); Article 21 (paragraph a); Article 23, and Article 24 (paragraphs d and e). These objections are related to the risk matrix and the transactions monitoring system regarding prevention of money laundering and terrorist financing and required information allegedly missing.
▪Amount applied and responsible persons receiving penalties: penalties for global amounts of Ps.440 applied to the Bank and eight Directors.
▪Status of the Case: On September 14, 2020, the direct appeal to the penalty was filed before the National Court of Appeals for Federal Administrative Disputes of the Federal Capital, under the terms of Article 25 of Law No. 25,246, amended by Law No. 24,144; Room III, where the proceeding is pending, was designated to issue judgment. On February 19, 2021, the UIF answered the direct appeal; on March 3, 2021, the procedural step was taken by which the parties were warned that judgment was being considered, and on November 30, 2023, Room III of the National Court of Appeals for Federal Administrative Matters decided to reject the direct appeal filed, with costs awarded. On December 15, 2023, a Federal Extraordinary Appeal was filed against this last decision. On February 2, 2023, the UIF answered the direct appeal, but no decision has been made to date.
UIF Summary Proceeding - Docket No. 127/18.
▪Penalty Notification date: April 18, 2022.
▪Imputation of Charges: alleged breaches in the determination of customer profile, deficiencies in the implementation of technological tools and monitoring and in the parameterization of alerts, as well as the alleged untimeliness of an STR filed and failure to file an STR of a customer; this in alleged violation of Articles 20 bis, 21 Paragraphs a) and b), and 21 bis of Law No. 25,246; and Articles 3 (Paragraph g); 21 (Paragraphs g and j); 22 (Paragraph a-); 23; 24 (Paragraphs d-, e- and f-); and 34 of UIF Resolution No. 121/2011, as amended.
▪Defendants: the Bank and seven Directors.
▪Status of the case: on July 1, 2022, the defense and presentation of evidence was filed together with several motions. On February 17, 2023, it was decided to proceed to the admittance of evidence, which was subsequently produced. On April 14, 2023, notice was served to present the argument on the merits of the evidence, which was presented on April 28
Summary Proceeding No. 1570.
▪Penalty Notification date: August 13, 2021.
▪Reason of the Penalty: alleged violation to the provisions of the Amended Text on “Truthfulness of Accounting Records”, Point 2.2. (“Liabilities”), in accordance with point 1 of the aforementioned Amended Text, pursuant to Schedule to Argentine Central Bank Communication “A” 6248, CONAU 1 – 1260 -supplementary and amending provisions. Amount applied and responsible persons receiving penalty: the Bank, for an amount of Ps.1,680.
▪Status of the Case: On September 6, 2021, an appeal was filed with the Argentine Central Bank against the penalty under the terms of Article 42 of Law No. 21,526, amended by Law No. 24,144. On September 19, 2022,

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
the Argentine Central Bank filed its answer replying to the terms of the appeal. On June 15, 2023 we were notified of the Court’s rejection of the evidence provided by the Bank. Since the judgment is not subject to Federal Extraordinary Appeal (because it is not final), a written document was filed to pursue a federal case to preserve the right of defense on account of its violation.
Summary Proceeding No. 1613.
▪Date of notification of the opening of the summary proceeding: August 24, 2023.
▪Imputation of Charges: alleged violation of the provisions of the Ordered Text of the rules on the “Regulation of the bank checking account”, according to Communication “A” 4971. OPASI Circular 2 - 402. Schedule. Section 7, Paragraph 7.3, Points 7.3.1.5 -in accordance with the provisions of Section 8, Points 8.2.3-, 7.3.3.2 i) and 7.3.3.2 iii) (as supplemented and amended) due to an alleged failure to ratify in court the report of loss and an inadequate report of the checks in the Information Regimes regarding two checks corresponding to a customer which were rejected due to an “Order not to pay - With funds”.
▪Defendants: the Bank, three Managers and a Check Processing Leader.
▪Status of the Case: On September 12, 2023, a general reply was filed by all the defendants, and on September 25, 2023, additional personal replies were filed.
Summary Proceeding No. 1620.
▪Date of notification of the opening of the summary proceeding: December 18, 2023.
▪Imputation of Charges: alleged violation of the provisions of the Ordered Text of the “Minimum Standards on Internal Controls for Financial Institutions”, according to Communication “A” 6552, Circular CONAU 1 - 1289, Schedule I, Section I - Basic Concepts-, Point 1 - Internal Control, and Section IV - Design and Documentation of Controls-, Point 1 - Responsibilities in the Design and Implementation of Controls-, as supplemented and amended; and the Ordered Text of the rules on “Guidelines for Risk Management in Financial Institutions”, according to Communication “A” 5398, Circular RUNOR 1 - 1013, Schedule, Section 1 - Risk Management Processes-, Point 1.1. -Scope of the Guidelines-, Point 1.4. -General Principles-, Sub-point 1.4.3, and Section 6 -Operational Risk Management-, Point 6.1.2., as supplemented and amended, due to alleged failures in internal controls and deficiencies in the management of the financial entity between 09.02.19 and 08.05.22 .
▪Defendants: the Bank, and nineteen officers (Directors, Syndics, Managers and Tribe Leaders).
▪Status of the Case: On February 2, 2024, a general reply was filed by all the defendants.
Summary Proceeding No. 7732.
▪Date of notification of the opening of the summary proceeding: August 08, 2022.
▪Imputation of Charges: Having carried out exchange operations carried out by customers without the prior approval of the Argentine Central Bank in alleged violation of art. 1, sections e) and f) of the Criminal Exchange Law (O.T. by Executive Order No. 480/95), integrated with the regulations of points 5, 6, 9, 10, 15 and 18 of

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Communication “A” 6770, Communication “A” 6815, Communications “C” 43716, 49077, 50737, 52384, 52388, 57618, 62862, 66581, 66582, 67343, 70322, 81561, 82665 and 84797, amending and supplementary.
▪Defendants: the Bank, General manager, Area managers and other officials.
▪Status of the case: On February 28, 2023, the global reply of all the defendants was filed. The statute of limitations was raised. The defendants’ individual replies for their defense were recently filed.
Summary Proceeding No. 1544.
▪Penalty notification date: November 9, 2018.
▪Reasons of the penalty: alleged infraction to provisions established in Argentine Central Bank Communication “A” 6242, SINAP 1 – 61.
▪Amount applied and parties receiving penalties: the Bank; three Directors, the General Manager and a Manager, in the amount of Ps. 747.50 to the first one; Ps. 172.50 to one of the Directors; Ps. 143.75 individually to the remaining two Directors, the General Manager and the Manager
▪Status of the case: On November 26, 2018, a direct appeal to the penalty was filed before the National Court of Appeals for Federal Administrative Disputes of the Federal Capital, under the terms of Article 42 of Law No. 21,526, amended by Law No. 24,144; Room V was designated to issue judgment. On February 26, 2020, said Room V decided to reject the direct appeal and confirm the penalties, which was notified on February 27. On March 12, 2020, an extraordinary federal appeal was filed against that decision, which was partially granted by Room V. On September 6, 2022, the Argentine Supreme Court declared the appeal inadmissible (Article 280 of the Argentine Code of Civil and Commercial Procedure), as a result of which the Argentine Central Bank attorneys requested the regulation of their fees, which were regulated on August 8, 2023.
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
Communication "A" 7984 established that as from 01.01.24 and until 12.31.24, financial institutions authorized by the Argentine Central Bank may distribute profits in 6 equal, monthly and consecutive installments of up to 60% of the amount that would have corresponded if the rules on "Distribution of profits" had been applied.
Tarjeta Naranja S.A.U.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006, decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below Ps.300,000 (Ps.51,737,890 in closing currency).
The Group may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with the rules of the Argentine Central Bank. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.
The Group has presented its local financial statements under these rules on March 4, 2024.
Shareholders’ equity under the rules of the Argentine Central Bank comprise the following captions:

12.31.23
Share Capital	1,474,692
Additional paid in Capital	17,281,187
Adjustments to shareholders´ equity	716,519,943
Legal reserve	24,189,511
Distributable reserves	919,958,408
Non distributable reserves	2,205,317
Profit for the year	336,243,903
Total Shareholder’s equity under the rules of the Argentine Central Bank	2,017,872,961
The Board of Directors proposes that the profit for fiscal year, which as of December 31, 2023 amounts to Ps.336,243,903, be allocated to: (i) 5% to the constitution of the Legal Reserve; (ii) the payment of a cash dividend in an amount such that, adjusted for inflation, results in the sum of Ps.65,000,000; and (iii) the remaining balance to the constitution of a Special Discretionary Reserve for eventual dividend distribution.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
The Bank considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:
•Retail Banking Division
•Wholesale Banking Division
•Finance Division
•Products and Technology Division
•People Division

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
As of December 31, 2023, the percentage (%) of women in the Group is as follows:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Conformation of women in the Group	Total	Women	% of women
Regular and Alternate Directors (1)	15	2	13%
Regular and Alternate Trustees (2)	6	1	17%
General, area and department Managers	97	21	22%
Rest of collaborators	9,338	4,780	51%
Total	9,456	4,804	51%
(1) It corresponds to the Board of Directors of Grupo Financiero Galicia S.A.
(2) It corresponds to the Supervisory Committee of Grupo Financiero Galicia S.A.

NOTE 53. ECONOMIC CONTEXT WHERE THE GROUP OPERATES
The Group operates in a complex economic context, both in the national and international spheres.
In the international arena, during the last quarter of 2023, the world’s Central Banks continued with their contractionary monetary policies, seeking to bring inflation to their target levels. This scenario, which began in 2022, favored a slowdown in prices, but negatively affected the level of activity in certain regions, such as Europe. In contrast, the United States maintained its growth, supported by both a solid level of consumption and a labor market that remained steady. This boosted the level of salaries, which led to higher service costs, pushing inflation sideways during the last quarter of the year. Against this context, the Federal Reserve maintained rates at 5.5% in order to achieve sufficiently restrictive levels for the economy, and thus slow down the level of activity. The same path was taken by the European Central Bank, which held interest rates steady at its last meeting. Against this context, the focus will be on the effects of these policies on both growth at world level and international markets.
At the local level, the main indicators in Argentina were:
•The country ended 2023 with a 1.6% drop in activity, according to the Monthly Economic Activity Estimator.
•Between January 1 and December 31, 2023, the accumulated inflation reached 211.4% (CPI).
•Between January 1, 2023 and December 31, 2023, the Argentine peso depreciated against the US Dollar from Ps. 178.1417/USD at the beginning of the fiscal year to Ps. 808.4833/USD at the end of the fiscal year, in accordance with the Argentine Central Bank Communication “A” 3500.
•Since the end of 2019, the monetary authority has been imposing increasing foreign exchange restrictions in order to contain the demand for dollars. This implied, among other things, the requirement to request prior authorization from the Argentine Central Bank to make payments abroad in transactions such as the payment of dividends to non-residents, the payment of financial loans abroad and the payment of imports of certain goods and services, among others. These restrictions continued to intensify in 2023.
On December 10, 2023, a new government took office in Argentina, which has set among its objectives the establishment of a new economic regime in the country, for which a wide-ranging reform of laws and regulations is intended to take place.
The new government proposes to move forward with a significant deregulation of the economy and with structural reforms that will free up restrictions to invest and operate in the country, including the gradual easing of the aforementioned exchange restrictions, with the objective of eliminating them once the macroeconomic conditions to do so are in place.
On December 12, 2023, the Ministry of Economy presented the economic program of the new administration, whose cornerstone is to eliminate the fiscal deficit and its financing through money issuance by the Argentine Central Bank, as well as the strong expansion of interest-bearing liabilities resulting from sterilization operations. Another central element of the new program is the elimination of distortions, restrictions and bureaucratic obstacles and the correction of relative prices (especially the exchange rate and utility rates), as a prerequisite for stabilizing the economy.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Argentine GDP fell 1.6% in 2023. The economy displayed a retraction of 1.9% in seasonally adjusted terms with respect to the third quarter of 2023. Although at the time of publishing this report the National Accounts for the first quarter of 2024 have not yet been released, the performance of the Monthly Estimator of Economic Activity for the first month of the year is known. According to this indicator, the economy fell 4.3% year-over-year in January, while, in seasonally adjusted terms, the retraction was 1.2% month-over-month.
The Non-financial Public Sector showed a primary deficit of Ps. 5,483,305 million (equivalent to 2.9% of GDP), with total revenues falling in real terms in greater proportion than primary expenditure. Resources accumulated a real drop of 7.3%, while expenditure fell 4.9% (the comparison excludes income from primary issues computed in 2022, which exceeded the limit agreed with the International Monetary Fund). The financial deficit amounted to Ps. 8,737,137 million (-4.6% of GDP), with interests totaling Ps. 3,253,832 million. Additionally, the fiscal result for February 2024 was published, which showed a primary surplus of Ps. 1,232,525 million and a financial result of Ps. 338,112 million. Primary expenditure fell by 36.4% year-over-year in real terms, while revenues decreased by 6.3%.
International Reserves accumulated a drop of US$ 21,525 million, ending the year at US$ 23,073 million. This was the result of the variation of different factors such as the payment of principal and interest maturities to the International Monetary Fund, to other international organizations and to foreign currency debt holders, the fall in minimum cash requirements, the sales of foreign currency to the private sector during most of the year, the repurchase of sovereign bonds by the Treasury and the purchase of securities by the Central Bank. It is worth noting that, as of December 13, the Central Bank began to purchase foreign currency from the private sector, reversing the dynamic of falling Reserves evidenced during most of 2023. This change in trend occurred after the correction of the official exchange rate validated by the monetary entity. During the last two weeks of 2023, foreign currency purchases from the private sector totaled US$ 2,863 million and reserves increased by US$ 1,940 million. As of April 18, 2024, foreign exchange purchases from the private sector continued to show a positive balance and accumulated US$ 11,103 million so far this year.
The inflation rate closed the year at 211.4%, an increase of 116.6 p.p. with respect to inflation in 2022 (+94.8%). Inflation showed an increasing dynamic throughout 2023. The year had started with monthly average rates of 6.8%, while inflation was 8.3% in October, 12.8% in November and 25.5% in December. The acceleration in December was partly due to the rise in the exchange rate and to the correction of prices of some of the goods and services that had accumulated lags. On the other hand, after showing variations of 20.6% and 13.2% in January and February 2024, respectively, the third measurement of the year amounted to 11.0%. Thus, year-over-year inflation rose to 287.9%.

The exchange rate showed a crawling peg during most of the year. However, it did display discrete jumps on two occasions. The first took place on August 14, when the peso increased from $/US$ 286.2 to US$ 350 overnight . The second jump occurred on December 13, when the exchange rate went from $/US$ 366.5 to $/US$ 800.0, implying a discrete jump of 118.3%. In the weeks following this correction, the exchange rate maintained a daily crawl equivalent to 2.0% per month. The exchange rate closed 2023 at $/US$ 808.5, an increase of 356.4% with respect to the close of 2022. The crawling speed remained at the level of 2.0% per month during the first quarter of 2024 and is still in effect at the time of writing this report.
During 2023, the BCRA raised the interest rate on Liquidity Notes (LELIQ) on six occasions. The first increase took place in March, with rates rising from 75% to 78% (Nominal Annual Rate). In April the rate was increased twice, first from 78% to 81%, and then to 91%. In May, the benchmark interest rate increased to 97%, a level at which it remained until mid-August. After the primary elections, the monetary authority raised the interest rate to 118% and to 133% in October. On December 18, the Central Bank announced that the reference rate would be the Overnight Repo rate, and simultaneously cut it to 100%. Additionally, the Central Bank implemented a reduction in the minimum interest rate limits for time deposits of individuals, which went from 133% to 110%. Subsequently, on March 11, the monetary authority made a further cut in the reference rate, bringing it to 80%. It also deregulated the minimum rate on time deposits. Finally, on April 11, it made the last cut so far, bringing the monetary policy rate to 70%.
During January, the International Monetary Fund reported that its technical team had completed the seventh review of the Extended Fund Facility Agreement, which was approved by the IMF's Board of Directors. This allowed for a disbursement of approximately US$4,700 million (SDR 3,500 million). Part of this disbursement was used to cover the principal payment of approximately US$ 1,900 million to the IMF.
The EFF’s seventh review confirmed that the targets for primary fiscal deficit, monetary financing to the Treasury, accumulation of Net International Reserves (NIR) and domestic arrears for 2023 were not met. Additionally, a target for NIR accumulation of US$ 10,000 million and a primary fiscal surplus of 2% of GDP were set for 2024. At the same time, the monetary financing criterion was modified, and the target was set at $ 0 for the year.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In addition, the new government published a Decree of Necessity and Urgency (DNU) which annuls and/or modifies some 300 laws, introducing reforms in the labor market, the customs code and the status of public companies, among others. Although the DNU must be approved and ratified by at least one of the chambers of the Congress, its provisions are effective as of December 29, 2023.

In addition, the Congress of the Nation held extraordinary sessions to deal with a series of legislative initiatives, among them a bill of "Omnibus Law" with tax reforms, including changes to the Civil and Commercial Code. However, the ruling party withdrew the bill after the lack of support for its approval.
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

NOTE 54. SUBSEQUENT EVENTS
Dividends
On February 28, 2024, Galicia Asset Management S.A.U. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.19,370,000.
On March 26, 2024, Galicia Warrants S.A. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.350,000.
On April 16, 2024, Galicia Securities S.A.U. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of USD10,000.
On April 23, 2024, Galicia Seguros S.A.U. held an Extraordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.6,200,000.
On April 23, 2024, Sudamericana Holding S.A. held an Extraordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.6,200,000.
Irrevocable Contributions
On January 03, 2024, Grupo Financiero Galicia S.A. made a contribution to Galicia Holdings US Inc for the sum of USD100.
On January 05, 2024, Grupo Financiero Galicia S.A. made a contribution in favor of its subsidiary Galicia Ventures LP for the sum of Ps.285,272.
On January 05, 2024, Grupo Financiero Galicia S.A. made a contribution in favor of the subsidiary Galicia Investments LLC in the amount of Ps.2,882.
On January 18, 2024, Grupo Financiero Galicia S.A. made a contribution in favor of the subsidiary Galicia Holdings US Inc in the amount of USD1,211.
On February 21, 2024, Grupo Financiero Galicia S.A. made a contribution in favor of the subsidiary Galicia Ventures LP in the amount of Ps.331,531.
On February 21, 2024, Grupo Financiero Galicia S.A. made a contribution in favor of the subsidiary Galicia Investments LLC in the amount of Ps.3,349.
On February 29, 2024, Tarjetas Regionales S.A. made a contribution in favor of the subsidiary Naranja Digital Compañía Financiera S.A.U. in the amount of Ps.400,000.
On Mar 6, 2024, Grupo Financiero Galicia S.A. made a contribution in favor of the subsidiary Agri Tech Investments LLC in the amount of Ps.500,000.
On Mar 12, 2024, Grupo Financiero Galicia S.A. made a contribution in favor of the subsidiary Agri Tech Investments LLC in the amount of Ps.20,039.
On Mar 25, 2024, Grupo Financiero Galicia S.A. made a contribution in favor of the subsidiary IGAM LLC in the amount of Ps.4,272,500.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Debt Securities
On February 05, 2024, Tarjeta Naranja S.A.U. issued and placed Class LXI Debt Security. The aforementioned issuance was made for an amount of Ps.35,000,000, maturing 12 months from the issuance date. Interest will be accrued at Badlar rate plus a 3.50% margin, to be paid quarterly.
On January 11, 2024, Banco de Galicia y Buenos Aires S.A.U. issued and placed Class XIII Debt Security. The aforementioned issuance was made for an amount of Ps.24,727,778, maturing 6 months from the issuance date. Interest will be accrued at Badlar rate plus a 2.00% margin, to be paid together with the full principal amount at maturity.
Shareholders' meeting
On February 26, 2024, Tarjeta Naranja S.A.U. held an Extraordinary Shareholders' Meeting, at which the shareholders, as a consequence of the Merger with Cobranzas Regionales S.A., approved a capital increase in the amount of Ps.720.
On March 13, 2024, an Ordinary Shareholders' Meeting of Banco de Galicia y Buenos Aires S.A.U. was held. At the aforementioned Meeting, among other items, it was resolved:
•To distribute the unallocated results as follows: (i) to Legal Reserve the amount of Ps.77,244,791; (ii) to Optional Reserve for Future Profit Distributions the amount of Ps.308,979,164.
•To set aside the amount of up to Ps.255,000,000 to be used for the Distribution of Cash Dividends for up to said amount, subject to the prior authorization of the Central Bank of the Argentine Republic.
On April 3, 2024, the Ordinary Shareholders' Meeting of Banco de Galicia y Buenos Aires S.AU. decided that the amount of the dividends approved at the meeting of March 13, 2024, would be paid in a homogeneous currency at the time of payment and in 6 installments, in accordance with the provisions of Com. "A" 7984 of the Central Bank of Argentina.
On April 16, 2024, an Ordinary Shareholders' Meeting of Naranja Digital Compañía Financiera S.A.U. was held. At the aforementioned Meeting, among other items, it was resolved:
•Absorb the negative unallocated results through: (i) the use of the account corresponding to Adjustments to Irrevocable Contributions for the total amount of Ps.8,387,942; (ii) the use of Irrevocable Contributions for the total amount of Ps.2,578,671.
On April 19, 2024, an Ordinary Shareholders' Meeting of Tarjetas Regionales S.A. was held. At the aforementioned Meeting, among other items, it was resolved:
•To distribute the unallocated results as follows: (i) to Legal Reserve the amount of Ps.1,134,672; (ii) to Optional Reserve for Future Profit Distributions the amount of Ps.21,558,775.
•To set aside the amount of up to Ps.30,000,000 to be used for the Distribution of Cash Dividends for up to said amount.
On April 23, 2024, an Ordinary Shareholders' Meeting of Inviu S.A.U. was held. At the aforementioned Meeting, among other items, it was resolved:
•To distribute the unallocated results as follows: (i) to Legal Reserve the amount of Ps.42,349; (ii) to Optional Reserve for Future Profit Distributions the amount of Ps.804,635.
On April 25, 2024, an Ordinary Shareholders' Meeting of Agri Tech Investments Argentina S.A.U. was held. At the aforementioned Meeting, among other items, it was resolved:
•Absorb the negative unallocated results through: (i) the use of the account corresponding to Adjustments to Irrevocable Contributions for the total amount of Ps.901,177; (ii) the use of Irrevocable Contributions for the total amount of Ps.283,711.
Business combination
On April 09, 2024, Grupo Financiero Galicia S.A. ("Grupo Galicia") and its main subsidiary, Banco de Galicia y Buenos Aires S.A.U. ("Banco Galicia"), have entered into a share purchase agreement (the "Agreement") with HSBC Latin America B.V. ("HLA"), pursuant to which they will simultaneously acquire the stakes currently held directly by HLA at HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., and HSBC Bank Argentina S.A. (together with HSBC Argentina Holdings S.A. and HSBC Participaciones (Argentina) S.A., the "Direct Holdings").
Banco Galicia will be the buyer of 57.89% of the Direct Holdings, and Grupo Galicia will be the buyer of the remaining 42.11%.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Therefore, Banco Galicia and Grupo Galicia simultaneously acquire, directly and indirectly, the 99.99383% of the equity capital and voting rights of HSBC Bank Argentina S.A. and 100.00% of HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., HSBC Global Asset Management S.A., HSBC Seguros de Vida (Argentina) S.A., and HSBC Seguros de Retiro (Argentina) S.A.
For the acquisition of the aforementioned shares, Banco Galicia will pay the amount of USD 274,977,500, in accordance with the Agreement, and Grupo Galicia will pay with class B shares to be issued in favor of HLA (in the form of ADRs - American Depositary Receipts - "ADRs"), for an equivalent value of USD 200,022,500 (the "Consideration"). The issuance of Grupo Galicia's class B shares to be contributed in kind will be resolved by a Shareholders´ meeting of Grupo Galicia to be timely called. The Consideration is subject to adjustments based on parameters established in the Agreement, customary in this type of transactions.
Likewise, pursuant to the Agreement, Grupo Galicia will acquire at a price of USD 75,000,000 the Private and Subordinated Negotiable Obligations issued by HSBC Bank Argentina S.A., with HSBC LATIN AMERICA HOLDINGS (UK) Limited as the creditor. These obligations have a maturity date in 2027 and a face value of USD 100,000,000, provided they are not previously prepaid. Said acquisition will also be paid with class B shares to be issued in favor of said creditor (in the form of ADRs - American Depositary Receipts -).
The sale and other effects arising from the Agreement are subject to the prior approval of the Argentine Central Bank.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Holdings
		Carrying Amount
Item	Fair Value Level	12.31.23	12.31.22
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		598,794,865	2,467,190,345
Argentine		582,878,739	2,459,208,142
Government Securities		556,912,485	212,668,492
Argentine Government Bonds	Level 1	547,347,928	31,802,326
Argentine Government Bonds	Level 2	64	—
Provincial Government Bonds	Level 1	95,025	3,236,263
Provincial Government Bonds	Level 2	932,303	4,423,499
City of Buenos Aires Bonds	Level 1	2,291,015	123,193
Treasury Bills	Level 1	6,246,150	171,940,345
Treasury Bills	Level 2	—	1,142,866
Argentine Central Bank’s Bills		—	2,242,639,562
Liquidity Bills	Level 2	—	2,242,639,562
Corporate Securities		25,966,254	3,900,088
Debt Securities	Level 1	25,241,227	1,215,387
Debt Securities	Level 2	296,196	510,126
Debt Securities	Level 3	248,177	1,839,463
Debt Securities of Financial Trusts	Level 1	—	196,891
Debt Securities of Financial Trusts	Level 2	180,654	32,265
Debt Securities of Financial Trusts	Level 3	—	105,956
From Abroad		15,916,126	7,982,203
Government Securities		15,916,126	7,982,203
Treasury Bills	Level 1	15,916,126	7,982,203
OTHER DEBT SECURITIES		1,926,334,348	1,141,853,895
Measured at Fair Value through OCI		21,328,319	11,495,275
Argentine		21,328,319	11,495,275
Government Securities		10,641,603	2,897,323
Argentine Government Bonds	Level 1	10,232,880	280,296
Treasury Bills	Level 1	121,718	1,909,032
Provincial Government Bonds	Level 1	287,005	284,222
City of Buenos Aires Bonds	Level 1	—	423,773
Argentine Central Bank’s Bills		10,686,716	8,597,952
Liquidity Bills	Level 2	10,686,716	8,597,952
Measurement at Amortized Cost		1,905,006,029	1,130,358,620
Argentine		1,905,006,029	1,130,358,620
Government Securities		1,579,181,667	1,013,434,021
Argentine Government Bonds		1,228,966,091	283,191,115
Treasury Bills		354,763,802	732,117,122
Allowance for Uncollectible Accounts Risk		(4,548,226)	(1,874,216)
Argentine Central Bank’s Bills		316,319,663	108,083,057
Internal Bills		316,319,663	108,083,057
Corporate Securities		9,504,699	8,841,542
Debt Securities		9,222,686	8,492,407
Debt Securities of Financial Trusts		203,482	262,591
Others		78,531	86,544
INVESTMENTS IN EQUITY INSTRUMENTS		9,637,518	6,972,539
Measured at Fair Value through profit or loss		9,637,518	6,972,539
Argentine		8,001,752	6,584,176
Shares	Level 1	1,944,028	22
Shares	Level 3	6,057,724	6,584,154
From Abroad		1,635,766	388,363
Shares	Level 1	765,702	338,326
Shares	Level 3	870,064	50,037

GRUPO FINANCIERO GALICIA S.A. SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Item	12.31.23	12.31.22
COMMERCIAL PORTFOLIO
In Normal Situation	960,232,178	1,003,202,683
With Preferred Guarantees and Counter-guarantees “A”	28,396,724	18,602,758
With Preferred Guarantees and Counter-guarantees “B”	36,350,510	34,239,853
Without Preferred Guarantees or Counter-guarantees	895,484,944	950,360,072
With Special Follow-Up – In Observation	2,233,031	2,991,877
With Preferred Guarantees and Counter-guarantees “B”	770,934	831,119
Without Preferred Guarantees or Counter-guarantees	1,462,097	2,160,758
With Problems	—	1,283,416
With Preferred Guarantees and Counter-guarantees “B”	—	1,038,547
Without Preferred Guarantees or Counter-guarantees	—	244,869
High Insolvency Risk	462,988	—
Without Preferred Guarantees or Counter-guarantees	462,988	—
Uncollectible	891,387	—
Without Preferred Guarantees or Counter-guarantees	891,387	—
TOTAL COMMERCIAL PORTFOLIO	963,819,584	1,007,477,976

GRUPO FINANCIERO GALICIA S.A. SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED (Continued)
AS OF DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Item	12.31.23	12.31.22
CONSUMER AND HOUSING PORTFOLIO
Normal Performance	2,628,755,691	3,271,650,354
With Preferred Guarantees and Counter-guarantees “A”	36,757,925	62,622,252
With Preferred Guarantees and Counter-guarantees “B”	143,276,817	85,546,793
Without Preferred Guarantees or Counter-guarantees	2,448,720,949	3,123,481,309
Low Risk	43,291,236	67,295,126
With Preferred Guarantees and Counter-guarantees “A”	298,094	506,875
With Preferred Guarantees and Counter-guarantees “B”	1,105,879	887,524
Without Preferred Guarantees or Counter-guarantees	41,887,263	65,900,727
Medium Risk	31,805,026	37,772,293
With Preferred Guarantees and Counter-guarantees “A”	45,330	244,807
With Preferred Guarantees and Counter-guarantees “B”	1,081,764	664,662
Without Preferred Guarantees or Counter-guarantees	30,677,932	36,862,824
High Risk	40,073,760	43,561,648
With Preferred Guarantees and Counter-guarantees “A”	151,907	264,535
With Preferred Guarantees and Counter-guarantees “B”	890,183	851,996
Without Preferred Guarantees or Counter-guarantees	39,031,670	42,445,117
Uncollectible	16,248,270	26,734,452
With Preferred Guarantees and Counter-guarantees “A”	32,072	66,470
With Preferred Guarantees and Counter-guarantees “B”	790,221	414,975
Without Preferred Guarantees or Counter-guarantees	15,425,977	26,253,007
TOTAL CONSUMER AND HOUSING PORTFOLIO	2,760,173,983	3,447,013,873
GRAND TOTAL(1)	3,723,993,567	4,454,491,849
(1)Reconciliation between Schedule B and Statement of Financial Position:

	12.31.23	12.31.22
Loans and Other Financing	3,080,706,325	3,871,626,785
Other Debt Securities	1,926,334,348	1,141,853,895
Agreed Credits and Guarantees Granted Accounted Off-Balance Sheet	419,140,868	250,485,951
Plus, Allowances for Uncollectible Accounts	133,176,984	215,368,364
Plus, Adjustments to the IFRS based accounting framework, not Computable for the Statement of Debtors’ Financial Position	89,190,876	120,009,481
Minus Others Non-computable for the Statement of Debtors’ Financial Position	(7,726,185)	(11,840,273)
Minus Government Securities Measured at Fair Value through OCI	(1,916,829,649)	(1,133,012,354)
Total	3,723,993,567	4,454,491,849

GRUPO FINANCIERO GALICIA S.A. SCHEDULE C – CONCENTRATION OF LOANS AND OTHER FINANCING
AS OF DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	LOANS
	12.31.23		12.31.22
Number of Customers	Outstanding Balance	% of Total Portfolio	Outstanding Balance	% of Total Portfolio
10 Largest Customers	242,341,398	7%	324,505,714	7%
next 50 Largest Customers	306,715,727	8%	314,576,615	7%
next 100 Largest Customers	196,190,267	5%	178,694,220	4%
Rest of Customers	2,978,746,175	80%	3,636,715,300	82%
TOTAL(1)	3,723,993,567	100%	4,454,491,849	100%
(1)Reconciliation between Schedule C and Statement of Financial Position:

	12.31.23	12.31.22
Loans and Other Financing	3,080,706,325	3,871,626,785
Other Debt Securities	1,926,334,348	1,141,853,895
Agreed Credits and Guarantees Granted Accounted Off-Balance Sheet	419,140,868	250,485,951
Plus, Allowances for Uncollectible Accounts	133,176,984	215,368,364
Plus, Adjustments to the IFRS based accounting framework, not Computable for the Statement of Debtors’ Financial Position	89,190,876	120,009,481
Minus Others Non-computable for the Statement of Debtors’ Financial Position	(7,726,185)	(11,840,273)
Minus Government Securities Measured at Fair Value through OCI	(1,916,829,649)	(1,133,012,354)
Total	3,723,993,567	4,454,491,849

GRUPO FINANCIERO GALICIA S.A. SCHEDULE D – BREAKDOWN MATURITY TERM OF LOANS AND OTHER FINANCING
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED DECEMBER 31, 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
The following table shows contractual cash flows, including interest and other expenses to be accrued until contractual maturity.

		Terms Remaining to Maturity
Item	Past-due Loan Portfolio	1 Month	3 Months	6 Months	12 Months	24 Months	Over 24 Months	Total
Non-financial Public Sector	—	6,936,462	—	—	—	—	—	6,936,462
Financial Sector	—	25,644,305	9,393,208	—	—	—	—	35,037,513
Non-financial Private Sector and Residents Abroad	99,236,430	2,468,220,845	858,112,875	734,025,229	537,852,328	307,895,660	362,563,000	5,367,906,367
TOTAL	99,236,430	2,500,801,612	867,506,083	734,025,229	537,852,328	307,895,660	362,563,000	5,409,880,342

GRUPO FINANCIERO GALICIA S.A. SCHEDULE E – DETAIL OF INTERESTS IN OTHER COMPANIES
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED DECEMBER 31, 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Shares							Data from the last financial statement
Denomination	Class	Nominal Value per Share	Votes per Share	Quantity	12.31.23	12.31.22	Principal Line of Business	Year- end Date	Capital	Shareholders´ Equity	Net Income / (Loss)
In complementary service companies
Associates and Joint Ventures
Argentine
Play Digital S.A.	Ord. Esc.	1	1	785,942,728	2,650,357	2,076,371	Services	09/30/23	3,841,024	9,978,967	(7,818,441)
TOTAL					2,650,357	2,076,371

GRUPO FINANCIERO GALICIA S.A. SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.23	12.31.22
Measurement at Cost
Real Estate	301,632,576	50	3,893,031	(57,086)	(634,925)	(42,262,259)	93,798	57,086	(6,032,319)	(48,143,694)	256,689,902	259,370,317
Furniture and Facilities	71,791,647	10	1,946,935	(255,314)	4,015,195	(49,718,669)	(1,984,414)	134,394	(4,660,573)	(56,229,262)	21,269,201	22,072,978
Machines and Equipment	194,575,577	3 y 5	15,947,639	(13,919,471)	2,424,741	(150,188,570)	1,984,414	13,701,164	(23,481,088)	(157,984,080)	41,044,406	44,387,007
Vehicles	2,711,551	5	933,017	(231,731)	—	(1,456,742)	—	172,559	(511,595)	(1,795,778)	1,617,059	1,254,809
Right of use of real property	67,865,610	(*)	5,285,656	(15,676,846)	—	(44,844,417)	—	11,906,311	(6,760,728)	(39,698,834)	17,775,586	23,021,193
Sundry	25,840,862	5 y 10	317,965	(975,399)	1,280,166	(18,071,725)	—	647,912	(1,681,400)	(19,105,213)	7,358,381	7,769,137
Work in Progress	2,799,972	—	7,550,849	(41,310)	(804,885)	—	—	—	—	—	9,504,626	2,799,972
Total	667,217,795		35,875,092	(31,157,157)	6,280,292	(306,542,382)	93,798	26,619,426	(43,127,703)	(322,956,861)	355,259,161	360,675,413
(*) The useful life of the rights of use of real estate is defined individually on the basis of each lease contract.

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.22	12.31.21
Measurement at Cost
Real Estate	295,882,238	50	4,330,646	(470,278)	1,889,970	(36,270,336)	53,014	265,857	(6,310,794)	(42,262,259)	259,370,317	259,611,902
Furniture and Facilities	67,787,524	10	4,009,326	(1,502,118)	1,496,915	(46,129,088)	—	1,392,776	(4,982,357)	(49,718,669)	22,072,978	21,658,436
Machines and Equipment	183,836,248	3 y 5	10,234,546	(3,926,193)	4,430,976	(130,330,670)	—	3,826,031	(23,683,931)	(150,188,570)	44,387,007	53,505,578
Vehicles	2,893,360	5	431,113	(612,922)	—	(1,473,120)	—	472,824	(456,446)	(1,456,742)	1,254,809	1,420,240
Right of use of real property	63,813,250	(*)	4,203,097	(150,737)	—	(36,487,381)	—	—	(8,357,036)	(44,844,417)	23,021,193	27,325,869
Sundry	24,168,269	5 y 10	76,111	(106,569)	1,703,051	(15,797,159)	—	106,566	(2,381,132)	(18,071,725)	7,769,137	8,371,110
Work in Progress	5,388,495	—	3,154,858	(38,324)	(5,705,057)	—	—	—	—	—	2,799,972	5,388,495
Total	643,769,384		26,439,697	(6,807,141)	3,815,855	(266,487,754)	53,014	6,064,054	(46,171,696)	(306,542,382)	360,675,413	377,281,630
(*) The useful life of the rights of use of real estate is defined individually on the basis of each lease contract.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE F – CHANGES IN INVESTMENT PROPERTIES
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
Changes in investment properties recorded in the “Other Non-financial Assets” account are detailed below.

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.23	12.31.22
Measurement at Cost
Real Estate Leased	5,893,968	50	303,118	—	—	(779,564)	—	—	(115,599)	(895,163)	5,301,923	5,114,404
Total	5,893,968		303,118	—	—	(779,564)	—	—	(115,599)	(895,163)	5,301,923	5,114,404

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.22	12.31.21
Measurement at Cost
Real Estate Leased	5,893,968	50	—	—	—	(692,878)	—	—	(86,686)	(779,564)	5,114,404	5,201,090
Total	5,893,968		—	—	—	(692,878)	—	—	(86,686)	(779,564)	5,114,404	5,201,090

GRUPO FINANCIERO GALICIA S.A. SCHEDULE G – CHANGES IN INTANGIBLE ASSETS
FOR THE FISCAL YEARS ENDED DECEMBER
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

						Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.23	12.31.22
Measurement at Cost
Licenses	110,738,127	5	14,581,886	(7,184,703)	6,457,790	(80,442,528)	6,906,938	(16,397,763)	—	(89,933,353)	34,659,747	30,295,599
Other Intangible Assets	158,095,805	5	23,561,567	—	—	(68,458,918)	—	(24,243,382)	—	(92,702,300)	88,955,072	89,636,887
Total	268,833,932		38,143,453	(7,184,703)	6,457,790	(148,901,446)	6,906,938	(40,641,145)	—	(182,635,653)	123,614,819	119,932,486

						Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.22	12.31.21
Measurement at Cost
Licenses	105,773,001	5	11,185,520	(6,794,841)	574,447	(69,468,593)	5,672,554	(16,646,489)	—	(80,442,528)	30,295,599	36,304,408
Other Intangible Assets	138,051,212	5	20,079,291	(34,698)	—	(45,565,518)	7,069	(22,900,469)	—	(68,458,918)	89,636,887	92,485,694
Total	243,824,213		31,264,811	(6,829,539)	574,447	(115,034,111)	5,679,623	(39,546,958)	—	(148,901,446)	119,932,486	128,790,102

GRUPO FINANCIERO GALICIA S.A. SCHEDULE H – CONCENTRATION OF DEPOSITS
AS OF DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	DEPOSITS ACCOUNTS
	12.31.23		12.31.22
Number of Customers	Debt Balance	% on Total Portfolio	Debt Balance	% on Total Portfolio
10 Largest Customers	1,313,754,729	23%	1,358,930,563	20%
next 50 Largest Customers	614,260,422	11%	795,252,113	12%
next 100 Largest Customers	263,432,434	5%	330,553,970	5%
Rest of Customers	3,516,332,358	61%	4,185,545,742	63%
TOTAL	5,707,779,943	100%	6,670,282,388	100%

GRUPO FINANCIERO GALICIA S.A. SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING CONTRACTUAL TERM
AS OF DECEMBER 31, 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
The following table shows the decline in contractual cash flows, including interest and other expenses to be accrued until undiscounted contractual maturity.

	Terms until Maturity
Item	1 Month	3 Months	6 Months	12 Months	24 Months	More than 24 Months	Total
Deposits (1)	5,647,823,827	151,682,031	24,324,965	21,841,927	70,492	1,827	5,845,745,069
Non-financial Public Sector	62,519,872	4,830,873	62,147	10,166		—	67,423,058
Financial Sector	2,778,672	—	—	—	—	—	2,778,672
Non-financial Private Sector and Residents Abroad	5,582,525,283	146,851,158	24,262,818	21,831,761	70,492	1,827	5,775,543,339
Liabilities Measured at fair value through profit or loss	49,485,078	—	—	—	—		49,485,078
Derivative Financial Instruments	12,238,747	—	—	—	—		12,238,747
Repurchase Transactions	23,346,266	—	—	—	—	—	23,346,266
Other Financial Liabilities	1,089,763,284	140,544,769	18,662,881	5,647,559	9,001,153	17,056,447	1,280,676,093
Financing Received from the Argentine Central Bank and Other Financial Institutions	62,668,525	36,545,989	49,826,612	23,917,179	621,472	3,804,379	177,384,156
Debt Securities	15,936,208	35,579,224	34,739,767	19,191,154	7,860,455	—	113,306,808
Subordinated Debt Securities	15,123,585	—	—	7,878,160	15,756,319	198,367,468	237,125,532
TOTAL	6,916,385,520	364,352,013	127,554,225	78,475,979	33,309,891	219,230,121	7,739,307,749
____________________
(1)Maturities in the first month include:
•Checking Accounts Ps.659,518,674
•Savings Accounts Ps.3,418,926,544
•Time Deposit Ps.1,178,985,703
•Other Deposits Ps.390,392,906

GRUPO FINANCIERO GALICIA S.A. SCHEDULE J – CHANGES IN PROVISIONS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			Decreases			Balances as of
Item	Balances at the Beginning of the Year	Increase	Reversals	Charge offs	Inflation Effect	12.31.23	12.31.22
FROM LIABILITIES
For Termination Benefits	8,648,052	4,260,533	—	(4,016,886)	(4,877,888)	4,013,811	8,648,052
Others	23,286,874	14,731,017	(296,158)	(1,673,691)	(19,673,910)	16,374,132	23,286,874
TOTAL PROVISIONS	31,934,926	18,991,550	(296,158)	(5,690,577)	(24,551,798)	20,387,943	31,934,926

GRUPO FINANCIERO GALICIA S.A. SCHEDULE K – CAPITAL STOCK STRUCTURE
AS OF DECEMBER 31, 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Shares				Capital Stock
				Issued
Class	Quantity	Nominal Value per Share (*)	Votes per Share	Outstanding	Portfolio shares	Pending Issuance or Distribution	Allocated	Paid-in	Not Paid-in
Class “A”	281,221,650	1	5	281,222	—	—	—	281,222	—
Class “B”	1,193,470,441	1	1	1,193,470	—	—	—	1,193,470	—
Total	1,474,692,091			1,474,692	—	—	—	1,474,692	—
____________________
(*)Face value per share stated in Pesos.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE L – FOREIGN CURRENCY BALANCES
AS OF DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			12.31.23
Items	Headquarters and Branches in the country	12.31.23	Dollar	Euro	Real	Others	12.31.22
ASSETS
Cash and Due from Banks	1,854,797,726	1,854,797,726	1,823,396,472	28,431,612	350,078	2,619,564	1,270,898,836
Debt Securities at Fair Value through Profit or Loss	451,872,669	451,872,669	451,872,669	—	—	—	35,135,629
Other Financial Assets	51,564,103	51,564,103	51,564,103	—	—	—	32,967,068
Loans and Other Financing	193,912,682	193,912,682	192,442,570	1,458,501	—	11,611	229,928,091
To the Non-financial Private Sector and Residents Abroad	193,912,682	193,912,682	192,442,570	1,458,501	—	11,611	229,928,091
Other Debt Securities	349,213,213	349,213,213	349,213,213	—	—	—	210,672,152
Financial Assets Pledged as Collateral	56,384,243	56,384,243	56,384,243	—	—	—	3,683,361
Investments in Equity Instruments	1,635,982	1,635,982	1,553,750	82,232	—	—	388,363
Other Non-financial Assets	4,052,580	4,052,580	4,052,580	—	—	—	570,785
TOTAL ASSETS	2,963,433,198	2,963,433,198	2,930,479,600	29,972,345	350,078	2,631,175	1,784,244,285
LIABILITIES
Deposits	1,796,100,218	1,796,100,218	1,796,100,218	—	—	—	1,170,355,745
Non-financial Public Sector	19,621,591	19,621,591	19,621,591	—	—	—	13,746,760
Financial Sector	225,666	225,666	225,666	—	—	—	564,149
Non-financial Private Sector and Residents Abroad	1,776,252,961	1,776,252,961	1,776,252,961	—	—	—	1,156,044,836
Liabilities at fair value through profit or loss	26,927,790	26,927,790	26,927,790	—	—	—	243,592
Other Financial Liabilities	187,465,236	187,465,236	184,415,192	2,409,841	—	640,203	111,324,301
Financing Received from the Argentine Central Bank and Other Financial Institutions	37,244,069	37,244,069	35,840,063	1,404,006	—		26,626,009
Debt Securities	21,650,857	21,650,857	21,650,857	—	—	—	28,844,086
Subordinated Debt Securities	205,612,893	205,612,893	205,612,893	—	—	—	141,394,653
Other Non-financial Liabilities	16,455,330	16,455,330	16,454,469	861	—	—	4,789,642
TOTAL LIABILITIES	2,291,456,393	2,291,456,393	2,287,001,482	3,814,708	—	640,203	1,483,578,028

GRUPO FINANCIERO GALICIA S.A. SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES
AS OF DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Situation	Normal	With Special Follow- up /Low Risk	With Problems / Medium Risk		With High Insolvency Risk / High Risk		Uncollectible	Uncollectible due to Technical Reasons	Total
Items			Not Past Due	Past Due	Not Past Due	Past Due			12.31.23	12.31.22
Loans and Other Financing	8,011,867	—	—	—	—	—	16,211	—	8,028,078	4,809,261
- Advances	259,479	—	—	—	—	—	593	—	260,072	421,904
Without Preferred Guarantees or Counter-guarantees	259,479	—	—	—	—	—	593	—	260,072	421,904
- Overdraft	5,450,735	—	—	—	—	—	—	—	5,450,735	2,520,293
Without Preferred Guarantees or Counter-guarantees	5,450,735	—	—	—	—	—	—	—	5,450,735	2,520,293
- Mortgage and Collateral Loans	75,673	—	—	—	—	—	—	—	75,673	253,175
With Preferred Guarantees and Counter-guarantees “B”	75,673	—	—	—	—	—	—	—	75,673	252,695
Without Preferred Guarantees or Counter-guarantees	—	—	—	—	—	—	—	—	—	480
- Personal Loans	136,096	—	—	—	—	—	—	—	136,096	348,945
Without Preferred Guarantees or Counter-guarantees	136,096	—	—	—	—	—	—	—	136,096	348,945

GRUPO FINANCIERO GALICIA S.A. SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES (Continued)
AS OF DECEMBER 31, 2023 AND 2022
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Situation	Normal	With Special Follow-up / Low Risk	With Problems / Medium Risk		With High Insolvency Risk / High Risk		Uncollectible	Uncollectible due to Technical Reasons	Total
Items			Not Past Due	Past Due	Not Past Due	Past Due			12.31.23	12.31.22
- Credit Cards	672,270	—	—	—	—	—	14	—	672,284	1,122,618
Without Preferred Guarantees or Counter-guarantees	672,270	—	—	—	—	—	14	—	672,284	1,122,618
- Other	1,417,614	—	—	—	—	—	15,604	—	1,433,218	142,326
With Preferred Guarantees and Counter-guarantees “B”	14,154	—	—	—	—	—	—	—	14,154	1,853
Without Preferred Guarantees or Counter-guarantees	1,403,460	—	—	—	—	—	15,604	—	1,419,064	140,473
Investments in Equity Instruments	1,390,338	—	—	—	—	—	—	—	1,390,338	2,327,875
Contingent Commitments	8,772,959	—	—	—	—	—	—	—	8,772,959	10,008,100
TOTAL	18,175,164	—	—	—	—	—	16,211	—	18,191,375	17,145,236
ALLOWANCES	17,030	—	—	—	—	—	8,102	—	25,132	60,466

GRUPO FINANCIERO GALICIA S.A. SCHEDULE O – DERIVATIVE FINANCIAL INSTRUMENTS
AS OF DECEMBER 31, 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Type of Contract	Objective of the Operations	Underlying Asset	Type of Settlement	Scope of Negotiation or Counterpart	Weighted Average Term Originally- Agreed	Residual Weighted Average Term	Weighted Average Term to Settle Differences	Amount(*)
Forwards in Foreign Currency
OTC - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	MAE	2	1	1	49,110,000
OTC - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	MAE	2	2	1	43,830,000
ROFEX - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	3	2	1	603,321,194
ROFEX - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	4	2	1	546,907,106
Forwards with Customers
Purchases	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	7	4	202	84,103,301
Sales	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	3	2	95	54,639,485
Repurchase Transactions
Forward Sales	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE	—	—	—	23,566,922
Forward Purchases	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE	—	—	—	1,205,775,644
Options
Put options taken	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	BCRA	6	11	—	2,464,070,256
____________________
(*)Relates to the notional amount.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Amortized Cost	Fair Value through OCI	Fair Value through Profit or Loss	Fair Value Hierarchy
Items			Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and Due from Banks	1,995,884,822	—	—	—	—	—
Cash	1,105,684,352	—	—	—	—	—
Financial Institutions and Correspondents	890,200,470	—	—	—	—	—
Debt Securities at Fair Value through Profit or Loss	—	—	598,794,865	597,137,471	1,409,217	248,177
Derivative Financial Instruments	—	—	35,290,286	20,656	35,269,630	—
Repurchase Transactions	1,170,165,239	—	—	—	—	—
Argentine Central Bank	1,170,162,260	—	—	—	—	—
Other Financial Institutions	2,979	—	—	—	—	—
Other Financial Assets	128,802,703	—	49,300,833	49,279,292	21,541	—
Loans and Other Financing	3,080,706,325	—	—	—	—	—
Non-financial Public Sector	375,599	—	—	—	—	—
Argentine Central Bank	40,796	—	—	—	—	—
Other Financial Institutions	27,276,998	—	—	—	—	—
Non-financial Private Sector and Residents Abroad	3,053,012,932	—	—	—	—	—
Advances	119,850,633	—	—	—	—	—
Overdraft	703,859,191	—	—	—	—	—
Mortgage Loans	37,915,833	—	—	—	—	—
Pledge Loans	45,092,352	—	—	—	—	—
Personal Loans	255,726,017	—	—	—	—	—
Credit-card loans	1,706,968,422	—	—	—	—	—
Finance Leases	6,259,376	—	—	—	—	—
Others	177,341,108	—	—	—	—	—
Other Debt Securities	1,905,006,029	21,328,319	—	10,641,603	10,686,716	—
Financial Assets Pledged as Collateral	395,502,883	—	36,054,319	36,054,319	—	—
Investments in Equity Instruments	—	—	9,637,518	2,709,730	—	6,927,788
TOTAL FINANCIAL ASSETS	8,676,068,001	21,328,319	729,077,821	695,843,071	47,387,104	7,175,965

GRUPO FINANCIERO GALICIA S.A. SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES (Continued)
AS OF DECEMBER 31, 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Amortized Cost	Fair Value through OCI	Fair Value through Profit or Loss	Fair Value Hierarchy
Items			Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits	5,707,779,943	—	—	—	—	—
Non-financial Public Sector	66,169,475	—	—	—	—	—
Financial Sector	2,778,672	—	—	—	—	—
Non-financial Private Sector and Residents Abroad	5,638,831,796	—	—	—	—	—
Checking Accounts	634,815,243	—	—	—	—	—
Savings Accounts	3,655,417,605	—	—	—	—	—
Time Deposit and Term Investments	1,144,733,214	—	—	—	—	—
Others	203,865,734	—	—	—	—	—
Liabilities at fair value through profit or loss	—	—	49,485,078	49,485,078	—	—
Derivative Financial Instruments	—	—	12,238,747	—	12,238,747	—
Repurchase Transactions	23,346,266	—	—	—	—	—
Argentine Central Bank	23,346,266	—	—	—	—	—
Other Financial Liabilities	1,273,329,296	—	—	—	—	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	138,128,699	—	—	—	—	—
Debt Securities	92,715,512	—	—	—	—	—
Subordinated Debt Securities	205,612,893	—	—	—	—	—
TOTAL FINANCIAL LIABILITIES	7,440,912,609	—	61,723,825	49,485,078	12,238,747	—

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED December 31, 2023, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Items	Net Financial Income/(Expense)
	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income from Government Securities	151,692,144	937,873
Income from Corporate Securities	115,349,746	—
Income from Derivative Financial Instruments	17,433,735	—
Repurchase Transactions	17,433,735	—
Income from Other Financial Assets	1,713	—
From Measurement of Financial Liabilities at Fair Value through Profit or Loss
Loss from Derivative financial instruments	(10,579,597)	—
Forward transactions	(173,058)	—
Options	(10,406,539)	—
Total as of 12.31.23	273,897,741	937,873

	Net Financial Income/(Expense)
Items	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income ( Loss) from Government Securities	1,003,377,736	(3,307,570)
Income from Corporate Securities	41,211,959	—
Income from Derivative Financial Instruments	10,603,729	—
Repurchase Transactions	10,603,729	—
Loss from Other Financial Assets	—	(69,593)
From Measurement of Financial Liabilities at Fair Value through Profit or Loss
Loss from Derivative financial instruments	(2,288,335)	—
Forward transactions	(687,018)	—
Options	(1,601,317)	—
Total as of 12.31.22	1,052,905,089	(3,377,163)

Items	Net Financial Income/(Expense)
	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income from Government Securities	547,058,169	759,640
Income from Corporate Securities	19,776,146	—
Income from Derivative Financial Instruments	13,666,742	—
Repurchase Transactions	13,666,742	—
Income from sale o derecognition of financial assets at fair value	47,242	—
From Measurement of Financial Liabilities at Fair Value through in Profit or Loss
Loss from Derivative Financial Instruments	(578,218)	—
Repurchase Transactions	(571,558)	—
Interest Rate Swaps	(6,660)	—
Total as of 12.31.21	579,970,081	759,640

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED December 31, 2023, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Interest and Adjustments for Application of Effective Interest Rate of Financial Assets Measured at Amortized Cost	12.31.23	12.31.22	12.31.21
Interest Income
On Cash and Due from Banks	257,989	14,580	2,445
On Corporate Securities	(3,986,395)	4,186,676	2,549,161
On Government Securities	2,197,479,562	519,270,490	106,080,392
On Loans and Other Financing	2,019,253,777	1,569,304,579	1,324,639,423
Financial Sector	16,477,662	12,384,046	13,769,020
Non-financial Private Sector	2,002,776,115	1,556,920,533	1,310,870,403
Advances	155,281,242	127,381,072	77,150,809
Mortgage Loans	161,912,486	134,695,135	121,020,154
Pledge Loans	28,909,963	28,912,845	27,285,161
Personal Loans	198,654,039	154,226,165	150,051,470
Credit Card Loans	689,926,065	537,917,133	476,474,572
Finance Leases	6,334,975	2,120,222	1,721,503
Notes	701,954,177	482,601,809	378,941,379
Pre-financing and export financing	2,164,968	4,972,445	15,249,351
Others	57,638,200	84,093,707	62,976,004
On Repurchase Transactions	541,288,118	139,695,964	326,901,352
Argentine Central Bank and Other Financial Institutions	519,975,503	135,693,607	326,825,254
Other Financial Institutions	21,312,615	4,002,357	76,098
Total	4,754,293,051	2,232,472,289	1,760,172,773

Interest-related Expenses	12.31.23	12.31.22	12.31.21
On Deposits	(2,716,277,130)	(1,574,134,102)	(993,431,533)
Non-financial Private Sector	(2,716,277,130)	(1,574,134,102)	(993,431,533)
Checking Accounts	(1,209,919)	(1,624,567)	(1,898,879)
Savings Accounts	(65,347,105)	(9,001,291)	(109,152)
Time Deposit and Term Investments	(1,917,221,353)	(1,230,443,579)	(745,335,639)
Others	(732,498,753)	(333,064,665)	(246,087,863)
Financing Received from the Argentine Central Bank and Other Financial Institutions	(83,021,206)	(68,077,162)	(18,622,385)
On Repurchase Transactions	(7,914,316)	(4,821,036)	(1,447,883)
Other Financial Institutions	(7,914,316)	(4,821,036)	(1,447,883)
On Other Financial Liabilities	(136,356,699)	(12,276,510)	(14,449,249)
On Debt Securities	(71,628,797)	(86,718,435)	(56,111,424)
On Subordinated Debt Securities	(11,409,083)	(11,497,525)	(13,231,815)
Total	(3,026,607,231)	(1,757,524,770)	(1,097,294,289)

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2021 AND ENDED December 31, 2023, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Fee Income	12.31.23	12.31.22	12.31.21
Fee Related to Credit cards	228,010,896	203,868,937	191,420,344
Fee related to Insurance	10,894,944	14,290,322	16,261,871
Fee related to Obligation	197,959,830	189,129,692	185,657,988
Fee Related to Credits	61,700,512	64,615,548	66,629,366
Fee Related to Loan Commitments and Financial Guarantees	2,148,253	930,277	736,747
Fee Related to Securities	28,395,829	16,318,779	14,601,811
Fee for Collections Management	2,267,102	2,607,749	2,500,148
Fee for Foreign and Exchange Transactions	15,362,348	14,270,803	11,214,558
Total	546,739,714	506,032,107	489,022,833

Fee-related Expenses	12.31.23	12.31.22	12.31.21
Fees related to Transactions with Securities	(1,692,299)	(1,045,663)	(1,128,205)
Fees related to Credit Cards	(44,709,117)	(50,698,054)	(50,914,149)
Fees related to foreign operations and exchange	(2,068,543)	(1,955,245)	(2,107,689)
Fees related to indirect channels	(1,713,968)	(1,863,967)	(2,146,017)
Others	(25,124,952)	(28,392,746)	(20,227,403)
Total	(75,308,879)	(83,955,675)	(76,523,463)