Form 20-F
period 2024-12-31
GRUPO FINANCIERO GALICIA SA
filed 2025-04-28
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 25, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 20-F
__________________________
(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2024
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
Gonzalo Fernandez Covaro, Chief Financial Officer
Tel: 54 11 4343 7528, investors@gfgsa.com
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
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
__________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Ordinary Shares, Ps.1.00 par value	281,221,650
Class B Ordinary Shares, Ps.1.00 par value	1,325,032,079
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
Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”, “Grupo Galicia”, “GFG” or the “Company”) is a financial services holding company incorporated in Argentina and is one of Argentina’s largest financial services groups. In this annual report, references to “we”, “our”, and “us” are to Grupo Financiero Galicia and its consolidated subsidiaries, except where otherwise noted. Our consolidated financial statements consolidate the accounts of the following companies:
•Grupo Financiero Galicia;
•Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia” or the “Bank”), our largest subsidiary;
•GGAL Holdings S.A. (formerly HSBC Argentina Holdings S.A.)("Galicia Más Holdings") and its subsidiaries;
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
•Agri Tech Investments LLC ("Agri Tech") and its subsidiaries;
•Galicia Ventures LP ("Galicia Ventures");
•Galicia Investments LLC ("Galicia Investments"); and
•Galicia Holdings US, Inc. ("Galicia Holdings").
These consolidated financial statements have been prepared in accordance and in compliance with the IFRS Accounting Standards (“IFRS”) issued by the International Financial Reporting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). IFRS in force as of the date of preparation of these consolidated financial statements for the fiscal years ended December 31, 2024, 2023 and 2022 have been applied. We maintain our financial books and records in Argentine Pesos and prepare our financial statements in conformity with IFRS, as issued by the IASB, effective as of the fiscal year beginning on January 1, 2018.
As of July 1, 2018, Argentina qualified as a hyperinflationary economy for accounting purposes. Grupo Galicia’s functional currency is the Argentine Peso and its financial statements have been prepared in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies as if the Argentine economy had always been hyperinflationary. The financial position and results of operations as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 are reflected in terms of current purchasing power using the Consumer Price Index (“CPI”) as of December 31, 2024.
In this annual report, references to “US$” and “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Argentine Pesos. The exchange rate used in translating Pesos into Dollars and used in calculating the convenience translations included in the following tables is the “Reference Exchange Rate” that is published by the Central Bank of Argentina (hereinafter, the "BCRA" for its Spanish acronym) and that was Ps.1,032.5000, Ps.808.4833 and Ps.177.1283 per US$1.00 as of December 31, 2024, December 31, 2023 and December 31, 2022, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or at any other rate.
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
FORWARD LOOKING STATEMENTS
This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions Item 4. “Information on the Company”-A. “History and Development of the Company”-“Capital Investments and Divestitures,” Item 5. “Operating and Financial Review and Prospects”-A. “Operating Results-Principal Trends” and B. “Liquidity and Capital Resources.” All statements other than statements of historical facts contained in this annual report (including statements regarding our future financial position, business strategy, budgets, projected costs and management’s plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or other similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be provided with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely from those contemplated in such forward-looking statements include, but are not limited to:
•changes in general political, legal, social or other conditions in Argentina, Latin America or other countries or regions;
•changes in the macroeconomic situation at the regional, national or international levels, and the influence of these changes on the microeconomic conditions of the financial markets in Argentina;
•changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies, including expected or unexpected volatility in domestic or international financial markets;
•financial difficulties of the Argentine government (“Government”) and its ability (or inability) to restructure or rollover its outstanding debt that is held by international credit entities;
•changes in Government's regulations applicable to financial institutions, including tax regulations and changes in or failures to comply with banking or other regulations;
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
•Grupo Financiero Galicia’s ability to realize cost savings, synergies and other benefits, and effectively manage integration difficulties and other challenges, in connection with the acquisition of HSBC’s banking, asset management, and insurance businesses in Argentina;
•a change in the credit cycle, increased borrower defaults and/or a decrease in the fees charged to clients;
•changes in the saving and consumption habits of our and our subsidiaries' customers and other structural changes in the general demand for financial products, such as those offered by Banco Galicia;
•changes in interest rates which may, among other things, adversely affect margins;
•the ability of any of Grupo Financiero Galicia’s businesses to obtain additional debt or equity financing on attractive conditions or at all, which may limit its ability to fund existing operations and to finance new activities;

•technological changes and difficulties in any of Grupo Financiero Galicia’s businesses’ ability to implement new technologies;

•impact of epidemics or pandemics on the global, regional and national economy, on financial activity, on global trade -both in terms of volume and prices-, and on the Company’s ability to recover from the negative effects of the pandemic (or other future outbreak); and
•other factors discussed under Item 3. “Key Information” - D.“Risk Factors” in this annual report.

These statements include our current expectations and assumptions and are not a guarantee of future performance. You should not place undue reliance on forward-looking statements, which speak only as of the date that they were made. Moreover, you should consider these cautionary statements in connection with any written or oral forward-looking statements that we may issue in the future.

Should one or more of these factors or situations materialize, or should the underlying assumptions prove to be incorrect, the actual results may differ considerably from those that are described as being foreseen, considered, estimated, expected, predicted or intended in this annual report.
In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

We do not undertake any obligation to release publicly any revisions to forward-looking statements after completion of this annual report to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Additional factors affecting our businesses emerge from time to time and it is not possible for us to predict all of these factors, nor can we assess the impact of all such factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Although we believe that the plans, intentions and expectations reflected in or suggested by such forward-looking statement are reasonable, we cannot assure you that those plans, intentions or expectations will be achieved. In addition, you should not interpret statements regarding past trends or activities as assurances that those trends or activities will continue in the future.

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
Grupo Galicia’s results of operations may be affected by inflation, fluctuations in the exchange rate, modifications in interest rates, changes in Government’s policies and other political or economic developments either internationally or in Argentina. During the course of the last decades, Argentina’s economy has been marked by a high degree of instability and volatility, periods of low or negative economic growth and high fluctuating levels of inflation and currency devaluation. Grupo Galicia’s results of operations, the rights of holders of securities issued by Grupo Galicia, the value of such securities and the ability of Grupo Galicia to pay cash dividends or other distributions on the securities, could be materially and adversely affected by a number of possible factors, some of which include Argentina’s inability to achieve a sustainable economic growth path, high inflation rates, Argentina’s ability to obtain financing, a decline in the international prices for Argentina’s main commodity exports, fluctuation in the exchange rates of the currency of other countries (which affects local commercial competitiveness) and the vulnerability of the Argentine economy to external shocks.

During the past fifteen years, Argentina experienced economic stagnation as a result of unstable monetary, fiscal and economic regulatory policies. In particular, the Argentine economy has proven to be and continues to be vulnerable to several factors, including:
•economic growth rate volatility;
•high inflation rates;
•exposure to recessionary periods;
•variability in the BCRA's interest rate policy;

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

The Government may implement changes to current policies and regulations or maintain existing ones. Political uncertainty in Argentina regarding both the measures already adopted and those that may adopt in the future could lead to volatility in the market prices of securities issued by of Argentine entities and, where appropriate, could have a material adverse effect on the economy or on Argentina's ability to meet its obligations, which may, in turn, affect the Company's financial condition and results of operations.

According to estimates made by the IMF in its World Economic Outlook report published in January 2025, Argentina's GDP is expected to grow by 5% in 2025 and another 5% in 2026. However, Grupo Financiero Galicia cannot guarantee that such growth levels will be achieved in future years or that the Argentine economy will not experience a recession. If macroeconomic and political conditions in Argentina become unstable, this could affect the Company's business, financial results, the market price of its notes, and its repayment capacity.

Going forward, there can be no assurance that the current or future administrations will refrain from adopting measures that could negatively affect Grupo Galicia´s operations and financial results. Additionally, Grupo Financiero Galicia cannot predict the impact that past policies will have on the Argentine economy in general and on the banking sector in particular.
Volatility in the regulatory framework, including whether the current administration will implement economic policy reforms, and the impact that these measures and any future measures taken by a new administration will have on the Argentine economy, remains uncertain.
From time to time, prior administrations have enacted several laws amending various aspects of regulatory framework governing in an effort to stimulate the economy, some of which have had adverse effects on Grupo Galicia’s business. Although the current administration has eliminated certain measures implemented by previous administrations, political and social pressures could inhibit the Government’s implementation of new policies designed to generate growth and enhance consumer and investor confidence. In addition, as of the date of this annual report, the impact that the reforms adopted by the current Government will have on the Argentine economy as a whole, and the financial sector in particular, remains uncertain and cannot be predicted. It is also currently unclear what additional measures the current Government may implement in the future and what the effects such measures may have on the Argentine economy.

Measures already adopted by the Government or future measures implemented may be disruptive to the economy and may fail to benefit, or may harm, our business. In particular, Grupo Galicia has no control over the implementation of reforms to the regulatory framework that governs its operations and cannot guarantee that these reforms, if implemented, will be beneficial. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy and Grupo Galicia’s business, financial position and results of operations.
If high levels of inflation continue, the Argentine economy and Grupo Galicia’s financial position and business could be adversely affected.
The National Statistics and Census Institute (INDEC), the only institution in Argentina with legal authority to produce official national statistics, has undergone significant institutional and methodological reforms in recent years, which have at time given rise to controversies concerning the reliability of the information it publishes.

Although, as a result of these reforms, INDEC’s inflation data is generally accepted, the possibility of future controversies that could affect the overall economy— and the financial sector in particular— cannot be ruled out.

Historically, inflation has adversely affected the Argentine economy and the Government’s ability to establish conditions conductive to sustained economic growth. Moreover, the high degree of uncertainty surrounding key economic variables and persistent inflationary instability could negatively impact economic activity and, in turn, materially and adversely affect the Company’s business, results of operations, and financial position.

According to INDEC, the Consumer Price Index (“CPI”) showed that 2024 ended with annual inflation of 117.8%, a sharp decrease from 211.4% in 2023. In 2025 to date, monthly inflation was 2.2% in January, 2.4% in February and 3.7% in March, resulting in a cumulative increase of 8.6% for the year.

A high inflation rate affects Argentina's competitiveness abroad and generates macroeconomic instability, which could negatively impact economic activity, employment, real wages, consumption, and interest rates. Uncertainty regarding these economic variables and unstable inflation levels can shorten contractual terms and affect the ability to plan and make decisions. All of this could have a negative impact on economic activity, income, and the purchasing power of consumers, all of which would adversely affect Grupo Galicia's financial position, business, and its ability to make payments on its debts and obligations.

While the measures implemented by the current administration have resulted in a slowdown in inflation over the past year, in the past inflation has undermined the Argentine economy and the government's ability to create conditions that drive economic growth. In particular, high inflation rates or a high level of volatility with respect to the same may materially and adversely affect the business volume of the financial system and prevent the growth of financial intermediation activity. This, in turn, could adversely affect economic activity and employment levels in Argentina.

Combined with high inflation rates, Argentina has also displayed high volatility in its currency valuation, as a consequence of local imbalances and external shocks. Both high inflation rates and high levels of volatility in the inflation rate impact Argentina’s competitiveness abroad, as well as real salaries, employment rates, consumption rates and interest rates. A high level of uncertainty regarding these economic variables, and the lack of stability in terms of inflation, could lead to shortened contractual terms and affect the ability for corporations and individuals to plan and make decisions in the future. This may have a negative impact on economic activity and on the income of consumers and their purchasing power. All of the above could materially and adversely affect Grupo Galicia’s financial position, results of operations and business.
Argentina’s and Argentine companies’ ability to obtain financing and to attract direct foreign investment is limited and may adversely affect Grupo Galicia’s financial position, results of operations and business.
In the past, Argentina has experienced significant limitations in accessing financing from international markets. These restrictions primarily originated from the default declared in December 2001, which affected international bonds, multilateral organizations, and other financial institutions. Since then, Argentina has undertaken various debt regularization processes, including the full repayment of its obligations to the International Monetary Fund (IMF) in 2006, debt swaps with private creditors between 2004 and 2010, an agreement with the Paris Club in 2014, and the settlement of disputes with certain investment funds in 2016, as approved by Law No. 27,249.

To settle obligations with the so-called holdout creditors, the country issued US$16.5 billion in debt in April 2016, allocating approximately US$9.3 billion to such payments. Between 2016 and early 2018, the Government once again accessed external financing. However, following the currency crisis that began in April 2018, Argentina entered into a Stand-By Agreement with the IMF totaling US$57.1 billion.

Beginning in 2019, rising country risk and the deterioration of Argentina’s credit profile triggered further debt restructurings and sovereign debt renegotiation, culminating in a comprehensive restructuring in September 2020. Concurrently, Argentina agreed to defer payments to the Paris Club, extending the payment schedule to 2028.

In 2022, Argentina entered into a new arrangement with the IMF under the Extended Fund Facility (EFF) program, totaling approximately US$45 billion. This agreement established fiscal, monetary, and reserve accumulation targets. Throughout 2022 and 2023, the IMF conducted multiple technical reviews, which recognized progress in the implementation of macroeconomic policies but also identified deviations from certain targets, particularly due to external shocks such as the drought and the imposition of foreign exchange restrictions. These developments led to revisions of the agreed objectives and the granting of waivers.

In 2024, the IMF approved successive disbursements under the EFF and noted the implementation of a new economic stabilization plan, which resulted in fiscal and external surpluses, reserve accumulation, and a deceleration in inflation. At the same time, the IMF stressed the importance of deepening structural reforms, enhancing the quality of fiscal adjustment, and fostering greater economic competitiveness. In April 2025, the IMF Executive Board approved a new US$20 billion program to refinance maturities owed to both the IMF and the BCRA, which included renewed fiscal and reserve accumulation targets.

In parallel, the World Bank and the Inter-American Development Bank (IDB) announced financing programs totaling US$22 billion, of which approximately US$6.1 billion is expected to be disbursed during 2025.

Nevertheless, structural imbalances persist that could compromise Argentina's ability to meet its commitments. Any failure to comply with the IMF program or other external obligations could further restrict or prevent access to international capital markets by both the Government and the private sector, negatively impacting the Argentine economy.

The inability to secure international financing, or to do so only under unfavorable conditions, could adversely affect Grupo Galicia's operations, financial results, and overall financial position. Moreover, the possibility of future sovereign debt restructurings cannot be ruled out, which could negatively affect the financial system, macroeconomic stability, and, consequently, the Company’s operations and development.

In September 2020, Argentina renegotiated debt terms with foreign bondholders. On March 25, 2022, Argentina and the International Monetary Fund (the "IMF") signed an arrangement under the Extended Fund Facility (EFF), whereby a credit line was granted in order to meet payments under the Stand-By Arrangement signed in 2018 with the IMF (the "Stand-By Agreement").

In June 2024, the IMF's Executive Board concluded the eighth review of the enhanced arrangement under the Extended Fund Facility (EFF) for Argentina, enabling an immediate disbursement of approximately US$800 million. Thus, the IMF emphasized that the program remains firmly on track, having over met all quantitative performance targets through March 2024. However, it emphasized the need to improve the quality of the fiscal adjustment, move toward an improved monetary and exchange rate policy framework, and implement reforms to unlock growth, formal employment, and investment. Gita Gopinath, First Deputy Managing Director of the IMF, highlighted that the measures implemented by the Argentine authorities have stabilized the economy, resulting in fiscal and external surpluses, reserve accumulation, and rapid disinflation, with full compliance with all quantitative targets through March 2025. However, she cautioned that macroeconomic challenges and structural barriers to growth persist, emphasizing the importance of strengthening policy efforts and expanding social support for the ongoing reforms. She underscored the need to improve the quality of fiscal adjustment, reform the tax system, subsidies, and revenue-sharing mechanisms, and eliminate distortionary taxes. She also noted that monetary and exchange rate policies must continue to evolve to consolidate macroeconomic stability and reduce inflation—particularly through maintaining positive real interest rates and enhancing exchange rate flexibility. In addition, she stressed the importance of implementing structural reforms aimed at improving competitiveness, increasing labor market flexibility, and strengthening governance. Finally, she warned that significant risks remain, underscoring the need for prompt policy implementation and robust contingency planning to ensure the achievement of the program’s objectives.

On January 10, 2025, the IMF Executive Board conducted the ex post evaluation (EPE) of Argentina’s exceptional access under the 2022 Extended Fund Facility (EFF) arrangement. The evaluation emphasized that the design of the program was not aligned with the scale of the country’s fiscal and balance of payments challenges, and that the gradual reform strategy, compounded by adverse shocks and weak implementation, led to outcomes below expectations. Although Argentina did not meet its original macroeconomic objectives, the program did help ease the burden of financial obligations to the IMF through a rescheduling of repayments over the 2026–2034 period, thus avoiding worse outcomes during 2022–2023.

The evaluation further noted that a reorientation of economic policies under President Javier Milei's administration—marked by significant fiscal consolidation and the elimination of monetary financing of the fiscal deficit—helped mitigate the risk of a deeper crisis and laid the groundwork for macroeconomic stabilization. The IMF considered the policy shift since December 2023 and the renewed commitment to the program as appropriate. Finally, the IMF Executive Directors highlighted the need to enhance the framework for lending policies in cases of high and concentrated exposure, and recommended reflection on alternative strategies and the importance of clear commitments to specific contingency plans

Subsequently, Decree No. 179/2025, issued on March 10, 2025, authorized a new credit agreement with the IMF, featuring a 10-year amortization schedule, to refinance obligations to the IMF and bills issued by the BCRA. On April 12, 2025, the IMF Executive Board approved the Extended Fund Facility (EFF) agreement for Ps.20 billion. Under this program, Argentina committed to rebuilding net international reserves by Ps.4 billion and achieving a primary fiscal surplus equivalent to 1.3% of GDP.

On April 11, 2025, the Ministry of Economy announced that the World Bank and the Inter-American Development Bank (IDB) had launched multi-year support programs aligned with Argentina's reform, stabilization, and growth agenda, totaling US$12 billion and US$10 billion, respectively. Disbursements expected in 2025 total US$6.1 billion, of which US$1.5 billion was to be received immediately, an additional US$2.1 billion within 60 days, and the remaining US$2.5 billion over the course of 2025.

Despite recent progress, the Argentine economy continues to face multiple macroeconomic imbalances that may persist or intensify over the medium term. Any breach of the Stand-By Agreement, including failure to obtain disbursements necessary to meet upcoming repayments under the Stand-By Agreement, or a default on other outstanding obligations, could restrict or altogether prevent access to international capital markets for both the Government and private sector entities. This would likely impair their ability to obtain bilateral or multilateral financing.

Limited or costlier access to international funding could adversely affect Grupo Galicia's operations, financial condition, and results of operations. In addition, Argentina may again be unable to meet its debt obligations or be forced to engage in another debt restructuring process, both of which could negatively impact the broader Argentine economy and, by extension, the Company's activities.

On June 24, 2021, Morgan Stanley Capital International (“MSCI”) downgraded Argentina from "Emerging Market" to "Stand-Alone Market" status. According to MSCI’s Annual Market Classification Review published on June 20, 2024, this rating remains unchanged. The country's perceived risk continues to affect its access to both public and private sources of financing, and the Company cannot guarantee that this or future changes to Argentina's classification will not further restrict such access. Nonetheless, country risk indicators have declined significantly in 2024, falling from 1,906 basis points at the beginning of the year to approximately 659 basis points by year-end. As of early 2025, the indicator stands at around 720 basis points.
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

During periods of uncertainty in international markets, investors typically shift their portfolios toward high-quality assets—a phenomenon known as "flight to quality"—often at the expense of assets from emerging markets. This trend has had, and may continue to have, a negative impact on the Argentine economy in the near term.

The monetary and fiscal policies implemented by the world’s leading economies, such as the U.S., China and the European Union have an effect on the Argentine economy through impacts on its interest rates, commodity prices and economic growth rates. Current higher interest rates in leading economies negatively affect emerging markets such as Argentina.

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

Adverse climate conditions and events may also affect Argentina’s economy, either by negatively impacting the local harvest and thus reducing export volumes, or by impacting other competing countries and affecting international commodities’ prices, which determine Argentine agricultural exports’ value.

Additionally, increases in various interest rates could lower economic growth in one or more of Argentina's main trading partners (including Brazil, the European Union, China, and the United States).

At its meeting on March 19, 2025, the Federal Reserve's Monetary Policy Committee (FOMC) of the United States Federal Reserve (the "Fed") decided to maintain the benchmark interest rate between 4.25%-4.50%, marking a pause in the cycle of interest rate cuts that the Fed implemented in 2024.

Russia's invasion of Ukraine, which began on February 24, 2022, remains ongoing. Although the U.S. administration has been working in coordination with the governments of Ukraine and Russia to facilitate a peace agreement, in March 2025, the Russian president rejected a comprehensive truce proposal jointly presented by Ukraine and the United States. There is no assurance that the current diplomatic efforts will prevent further escalation by the parties involved or their respective allies. A renewed intensification of military conflict could negatively affect the European economy and, by extension, have adverse repercussions for the global economy.

On October 7, 2023, a new conflict between erupted in the Gaza Strip when Hamas, a designated terrorist organization, launched an attack in southern Israel. In response, Israeli Prime Minister Benjamin Netanyahu declared a state of war. As of the date of this annual report, the conflict remains ongoing, despite partial agreements for the return of hostages. Its macroeconomic and political consequences remain uncertain. Israel, through Egyptian mediation, has proposed a new ceasefire plan, which Hamas is currently evaluating. However, the group has stated that disarmament is not under consideration as part of the negotiations. On April 10, 2025, the President of the United States announced progress in the negotiations between Israel and Hamas, which could facilitate both the delivery of humanitarian aid to the Gaza Strip and the release of additional hostages. Nevertheless, the success of these negotiations cannot be guaranteed.

Furthermore, the Trump administration in the United States has announced increased tariffs against a number of trading partners of the United States, resulting in market volatility and uncertainty. Despite the most recent 90-day pause of certain of such tariffs, it remains uncertain what other actions may result in further market volatility or a recession of the U.S. economy.

On April 2, 2025, the President of the United States announced the imposition of a baseline tariff of 10% on all imports, including those originating from Argentina, while applying higher tariffs to countries with which the United States maintains significant trade deficits. Notably, China, the European Union, Japan, India, and South Korea are among the nations subject to elevated tariff levels. According to the U.S. administration, the objective of this policy is to reduce the country's trade deficit.

Subsequently, on April 9, 2025, the President announced a 90-day suspension in the implementation of the new tariffs and a substantial reduction in reciprocal tariffs to a flat rate of 10%, both effective immediately. However, this temporary measure does not apply to China, which will continue to face significantly increased tariff rates.

As a result, the Company cannot guarantee that these developments will not exacerbate global trade tensions, negatively affect economic growth and supply chains, or lead to increased volatility in the exchange rates of the countries involved. Furthermore, additional measures with broad international implications may still be adopted by the current U.S. administration.

A new global economic and/or financial crisis, or the effects of a deterioration in the current international context, could affect the Argentine economy and, consequently, the results and operations of Grupo Galicia, which could substantially adversely affect its ability to meet its payment obligations.
A potential devaluation of the Peso may hinder or potentially prevent Grupo Galicia from being able to honor its foreign currency denominated obligations.
If the Peso depreciates against the Dollar, as has occurred in the past and which could occur again in the future, this could have an adverse effect on the ability of Argentine companies to make timely payments on their debts denominated in or indexed or otherwise connected to a foreign currency, generate very high inflation rates, reduce real salaries significantly, and have an adverse effect on companies focused on the domestic market, such as public utilities and the financial industry. Such a potential devaluation could also adversely affect the Government’s capacity to honor its foreign debt, with adverse consequences for Grupo Galicia’s and Banco Galicia’s businesses, which could affect Grupo Galicia’s capacity to meet obligations denominated in U.S. Dollars.

Additionally, the BCRA may intervene in the foreign exchange market to influence exchange rates. Purchases of Pesos by the BCRA could result in a decrease of its international reserves. A significant decrease in the BCRA international reserves may have an adverse impact on Argentina’s ability to withstand external shocks to the economy, and any adverse effects to the Argentine economy could, in turn, adversely affect the financial position and business of Grupo Galicia and its subsidiaries.

Growing capital controls have been enforced since 2019 and remain in place until today, although some foreign exchange restrictions have been lifted since the current administrations took office. Any further depreciation of the Peso could adversely affect the Argentine economy and could negatively impact Grupo Galicia’s business and its ability to service its existing debt obligations. Moreover, an acceleration of inflation caused by an exchange rate crisis would raise the costs associated with Grupo Galicia’s subsidiaries servicing of their foreign currency-denominated debt. Any of these factors could increase Grupo Galicia’s costs thereby having a material adverse effect on Grupo Galicia’s financial condition and consequently, the trading value of its ADSs.
Changes or new regulations in the Argentine foreign exchange market may adversely affect the ability and the manner in which Grupo Galicia repays its obligations denominated in, indexed to or otherwise connected to a foreign currency.
During the last two decades, different government administrations have established and implemented various restrictions on foreign currency transfers (both in respect of transfers into and out of Argentina).

The impact that these measures or potential future measures will have on the Argentine economy and Grupo Galicia is uncertain. Grupo Galicia cannot assure that the regulations will not be amended, or that no new regulations will be enacted in the future imposing greater limitations on funds flowing into and out of the Argentine foreign exchange market. Any such new measures, as well as any additional controls and/or restrictions, could materially affect Grupo Galicia’s ability to access the international capital markets and may undermine its ability to make payments of principal and/or interest on its obligations denominated in a foreign currency or transfer funds abroad (in total or in part) to make payments on its obligations. Therefore, Argentine resident or non-resident investors should take special notice of these regulations (and their amendments) that limit access to the foreign exchange market. In the future Grupo Galicia may be prevented from making payments in U.S. Dollars and/or making payments outside of Argentina due to the restrictions in place at that time in the foreign exchange market and/or due to the restrictions on the ability of companies to transfer funds abroad.

On April 11, 2025, the BCRA announced the launch of Phase 3 of the Economic Program through an official notice published on its website. In this new phase, the existing exchange rate regime was relaxed, shifting to a managed float with moving bands for the U.S. dollar. Initially, the exchange rate in the Free Exchange Market (the "MLC") will be allowed to fluctuate between Ps.1,000 and Ps.1,400 per dollar, with a monthly adjustment of 1%.

Among the key measures, the so-called "dollar blend" regime was eliminated, requiring exporters to convert 100% of their foreign currency earnings through the MLC Restrictions on individuals were also lifted, including the monthly purchase limit of US$200 and those related to recipients of social benefits. Additionally, the distribution of profits to non-resident shareholders was authorized.

With respect to foreign trade, access to the MLC for import payments was made more flexible, allowing transactions to be settled either from the time of customs registration or from clearance at the port of origin, depending on the type of operation.

The BCRA also announced changes to its monetary policy framework, which will now be based on strict control of the monetary base. This approach includes a prohibition on direct financing of the fiscal deficit and on monetary issuance to cover liabilities, and will be complemented by tighter monitoring of monetary aggregates, with the objective of consolidating price stability.

As of the date of this document, it is not possible to predict with certainty the impact that these measures may have on the Argentine economy in general, or on Grupo Galicia's situation in particular— especially in terms of their effective implementation and continuity over time. It is also possible that the Government, together with the BCRA, may adopt new regulations that modify the current conditions of the foreign exchange market.

In this context, there is no guarantee that the current framework will not be amended or replaced with new rules that reinstate or introduce further restrictions on access to the MLC. Any such changes could limit Grupo Galicia's access to international capital markets, impair its ability to service foreign currency debt obligations, or hinder the transfer abroad of funds necessary to meet such commitments.

As a result, both non-resident investors and residents with assets held abroad should carefully consider these risks when evaluating an investment in the ADSs.

The measures adopted by the Government and the claims filed by workers on an individual basis or as part of a labor union action may lead to pressures to increase salaries or additional benefits, which would increase companies’, including Grupo Galicia’s, operating costs. Additionally, labor union activity could lead to strikes or work stoppages, which may materially and adversely affect Grupo Galicia’s results of operations.
In the past, the Government has passed laws and regulations requiring private sector companies to maintain certain salary levels and provide their employees with additional work-related benefits. Furthermore, employers, both in the public sector and in the private sector, have been experiencing intense pressure from their personnel, or from the labor unions representing such personnel, demanding salary increases and certain benefits for the workers, given the prevailing high inflation rates.

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

There can be no assurance that the Government will not adopt measures in the future mandating salary increases or the provision of additional employee benefits, or that employees or their unions will not exert pressure on companies, such as Grupo Galicia or its subsidiaries, in demanding the implementation of such measures. The implementation of any such measures could have a material and adverse effect on Grupo Galicia’s expenses and business, results of operations and financial condition and, thus, on the trading prices for its ADSs.
Exposure to multiple provincial and municipal tax legislation and regulations could adversely affect Grupo Galicia’s business or results of operations.
Argentina has a federal system of government with 23 provinces and the Autonomous City of Buenos Aires. Each of these, under the Argentine National Constitution, has full power to enact legislation concerning taxes. Likewise, within each province, municipal governments have broad powers to regulate said matters. Given that the bank branches of our primary subsidiary, Banco Galicia, are located in multiple provinces, we are subject to various provincial and municipal legislation and regulations that may vary from time to time. Future developments in provincial and municipal legislation concerning taxes, provincial regulations or other matters could materially and adversely affect Grupo Galicia’s expenses, business, results of operations and financial condition and thus the trading price for its ADSs could decrease.
Epidemics and pandemics, could have an adverse effect on the Argentine economy and consequently, in our business operations.
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

Epidemics, pandemics and other health crises, may negatively impact the business and operations of third-party service providers who perform services critical for our business. Furthermore, in such cases, the Government may impose certain measures such as travel restrictions, border closures and lockdowns, which may force us to set in place work from home arrangements for our employees and may also have a material impact on our ability to operate and achieve our business goals.

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
The lack of a solid institutional framework regulating contracts entered into by the Government and its agencies, as well as allegations of corruption, have affected and continue to affect Argentina. The Transparency International Corruption Perceptions Index, which measures corruption in 180 countries, ranked Argentina 99th in 2024, with a score of 37 out of a possible 100. Furthermore, as of the date of this annual report, Argentina has been invited to join the Organization for Economic Cooperation and Development (OECD). However, if the country fails to implement the reforms and make the commitments required by this organization, its membership could be rejected. On January 29, 2024, the OECD received Argentina's letter accepting the invitation to join the organization. As of the date of this annual report, although OECD membership is a national objective, pursuant to Decree No. 591/2024, Argentina's accession to this organization is still pending.

While measures have been taken in the past to improve practices and reduce the incidence of corruption in government, failure by the Government to continue addressing these issues could increase the risk of political instability and distort the process of adopting measures, affecting Argentina's international reputation and the ability of its companies to attract foreign investment.

Fluctuations in the value of the Peso could adversely affect the Argentine economy and Grupo Galicia's financial condition and results of operations.

The devaluation of the Peso may negatively impact the ability of certain Argentine companies to repay their foreign currency debts, generate inflation, substantially reduce real wages, and jeopardize the stability of companies within Grupo Galicia, whose success depends on domestic market demand. Lastly, it could adversely affect the ability of the National Government to meet its external debt obligations.

The Government may continue to maintain such controls or impose additional exchange controls, transfer restrictions, requirements to repatriate funds from abroad, or capital movement restrictions, and adopt other measures in response to capital flight or a significant depreciation of the Peso, which could limit access to international capital markets, all of which could affect the value of the Peso.

Both a significant depreciation or appreciation of the Peso could have a materially adverse effect on the Argentine economy, as well as on Grupo Galicia’s financial position, business, and ability to repay its debts.
As of the date of this annual report, there are different implicit exchange rates related to foreign currency rates, such as the “contado con liquidación,” the MEP or “dólar bolsa,” and the “dólar tarjeta,” among others. While this does not have a direct impact on Grupo Galicia’s operations and business, a significant depreciation of the Peso against the US Dollar that widens the gap between these exchange rates and the official rate could affect Grupo Galicia and its subsidiaries’ financial considitions and results of operations.

The credibility of certain Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy

Between 2007 and 2015, the INDEC, which is the only institution in Argentina with the statutory authority to produce official national statistics, experienced significant institutional and methodological changes that gave rise to controversy regarding the reliability of the information that it produces, including inflation, GDP and unemployment data, with allegations that the inflation rate in Argentina and the other rates calculated by INDEC could be substantially different from what’s indicated in official reports.

Reports published by the IMF stated that their staff used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which showed inflation rates considerably higher than those published by the INDEC from 2007-2015. The IMF also censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including inflation and GDP data.

In January 2016, the Macri administration declared a state of administrative emergency in respect of the national statistical system and the INDEC. The INDEC suspended the publication of certain statistical data until it completed a reorganization of its technical and administrative structure to recover its ability to produce sufficient and reliable statistical information. As a result, the INDEC released certain revised foreign trade, balance of payment and GDP data for the years
2011-2015. In November 2016, the executive directors of the IMF lifted the motion of censure, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the IMF’s Articles of Agreement, enabling Argentina to borrow from the IMF again.

In addition, on April 5, 2023, Judge Simon Picken of the High Court of London issued its judgement under
“Palladian Partners LP and others v Republic of Argentina”. Mr. Picken found Argentina liable for breaching the adjustment provision clause contained in Argentina’s Euro-denominated GDP-linked bonds issued as part of its 2005 restructuring. Pursuant to the terms of the adjustment provision, payment under the securities would only be triggered if certain payment conditions relating to the level and growth of Argentina’s GDP were met in comparison to a base case described in the offering documents. In this regard, Judge Picken ruled that the Argentina should pay damages for €1.33 billion, plus interests. In addition, in early 2024, as a condition of its appeal Argentina deposited €310 million to be held in escrow pending the London Court’s ruling. In June 2024, the Court of Appeals of London dismissed Argentina’s appeal to
Judge Picken’s decision, therefore confirming the High Court of London’s decision.

No assurance can be provided that the Government will not vary or introduce other measures that may affect the national statistics system and, consequently, the Argentine economy, in particular by undermining consumer and investor confidence, which ultimately could have a material adverse effect on Grupo Galicia’s business, results of operations and financial condition.

Risk Factors Relating to the Argentine Financial System
The stability of the Argentine financial system is dependent upon the ability of financial institutions, including Banco Galicia, the main subsidiary of Grupo Galicia, to maintain and increase the confidence of depositors.
The measures implemented by the Government in late 2001 and early 2002, in particular the restrictions imposed on depositors to withdraw money freely from banks and the “pesification” and restructuring of their deposits, were strongly opposed by depositors due to the losses on their savings and undermined their confidence in the Argentine financial system and in all financial institutions operating in Argentina.

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
As a result of several economic crises, financial intermediation activity has declined in Argentina; private sector loans and deposits have reached lows, both in terms of volume and as a percentage of GDP. Although they have recovered over the last year, the ratio of private sector loans and deposits in the financial system remains low when compared to other

Latin American countries. As of December 2024, deposits and loans with the private sector in Pesos represented 12.9% and 8.8% of GDP, respectively.

Currently, the fiscal program of Javier Milei's administration promotes cutting state spending in order to achieve fiscal balance. According to data reported by the Ministry of Economy on January 17, 2025, the National Public Sector recorded an annual financial surplus of Ps.1.76 trillion (0.3% of GDP) in 2024, the first since 2010. The primary surplus was Ps.10.4 trillion (1.8% of GDP). During the first quarter of 2025, the National Public Sector accumulated a primary surplus equivalent to 0.5% of GDP and a financial surplus of 0.2% of GDP. In March 2025, a primary surplus of Ps.745.339 billion and a financial surplus of Ps.398.909 billion were recorded.

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

Under these circumstances and for an undetermined period of time, the (i) scale of the operations of Argentine-based financial institutions operating in Argentina, including Banco Galicia, (ii) volume of their business, (iii) size of their assets and liabilities or (iv) their ability to generate results, could be limited and/or restricted, would may, in turn, impact the results of operations of Banco Galicia and potentially the trading price for Grupo Galicia's ADSs.
The Argentine financial system’s growth and income, including that of Banco Galicia, the main subsidiary of Grupo Galicia, depend in part on the development of medium- and long-term funding sources.
In spite of the fact that the financial system and Banco Galicia’s deposits continue to grow, they are mostly demand or short-term time deposits and the sources of medium- and long-term funding for financial institutions are currently limited. If Argentine financial institutions, such as Banco Galicia, are unable to access adequate sources of medium and long-term funding or if they are required to pay high costs in order to obtain the same and/or if they cannot generate profits and/or maintain their current volume and/or scale of their business, this may adversely affect Grupo Galicia’s ability to honor its debts. Additionally, this could negatively affect the trading prices for its ADSs.
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
Banco Galicia’s (our main subsidiary) exposure to the public sector as of December 31, 2024 was Ps.5,379,948 million, representing approximately 25% of total assets and 105% of net worth. As a result, Grupo Galicia’s income-generating capacity may be materially impacted or may be particularly affected by the Argentine public sector’s repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above. The Grupo Galicia and its subsidiaries’ ability to honor their respective financial obligations may be adversely affected by the Government’s repayment capacity or its failure to meet its obligations in respect of Government obligations owed to Grupo Galicia which may, in turn, adversely affect the trading prices for Grupo Galicia's ADSs.

The asset quality of Argentine financial institutions could deteriorate if the Argentine private sector is affected by economic events in Argentina or international macroeconomic conditions

The ability of Argentine private sector debtors to repay their loans has deteriorated significantly in the past years as a result of certain economic events in Argentina and challenging macroeconomic conditions. This trend may impact the asset quality of financial institutions, including Grupo Galicia's.

Although the agreement with the IMF has significantly reduced uncertainty about short-term macroeconomic policies, the external situation remains fragile. Against the background of a change of government, high inflation, tightened import restrictions, low international reserves and severely limited fiscal space, risks remain elevated, which will keep investment and private consumption subdued. The high and persistent inflation of recent years has resulted in a negative balance for Argentine purchasing power.

No assurances can be provided regarding a favorable evolution of the Argentine economy, global macroeconomic conditions and their impact on the ability of Argentine debtors to make timely loan payments. Despite the current quality of Grupo Galicia's portfolio, its subsidiaries may not be successful in recovering substantial portions of outstanding loans. If Argentina’s economic growth continues to slow or the financial condition of the private sector deteriorates further, there could be a substantial increase in the incidence of non-performing loans, which could have a material and adverse effect on Grupo Galicia's business, results of operations and financial condition and this on the trading price for Grupo Galicia's ADSs.
The Consumer Protection Law may limit some of the rights afforded to Grupo Galicia and its subsidiaries.
Argentine Law No.24,240 (as amended by Law No. 26,361, Law No. 27,250, Law No. 27,265 and Law No. 27,266, the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, including Banco Galicia’s customers. Additionally, Law No.25,065 (as amended by Law No.26,010, Law No.26,361, and the Decree of Necessity and Urgency No. 70/2023 the “Credit Card Law”) also established public policy regulations designed to protect credit card holders. The Civil and Commercial Code incorporated the principles of Consumer Protection Law and applies them to banking agreements.
Moreover, Law No.26,993 created the “System to Solve Disputes in Consumer Relationships” (“COPREC” for its Spanish acronym), an administrative and legal procedure within the framework of the Consumer Protection Law. This system includes both administrative and judicial regime for such matters. Additionally, the BCRA issued Communication “A” 6072, as supplemented and amended, granting broad protection to financial services customers, limiting fees and charges that financial institutions may validly collect from their clients.
As of the date of this annual report, the “Ventanilla Única Federal” (the “Service”), operating under the National Directorate of Consumer Protection and Consumer Arbitration, remains in effect. The Service was established on March 30, 2021, by the Ministry of Productive Development pursuant to Resolution No. 274/2021. One of its primary functions is to receive consumer claims filed nationwide and refer them to the competent local authority, provided such authority has previously adhered to applicable framework.
Additionally, the application of both the Consumer Protection Law and the Credit Card Law by administrative authorities and courts at the federal, provincial and municipal levels has increased. This trend has led to an increase in general consumer protection levels. If Grupo Galicia and/or its subsidiaries are found liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of Grupo Galicia and its subsidiaries’ rights. For example, this could affect their ability to collect payments due from services and financing provided by Grupo Galicia or its subsidiaries, adversely affecting their financial results and operations. There can be no assurance that court and administrative rulings based on the regulation or measures adopted by the enforcement authorities will not increase the degree of protection given to its debtors and other customers in the future, or that they will not favor the claims brought by consumer groups or associations.
Finally, the implementation of the Consumer Protection Law, the Credit Card Law and other applicable regulations by administrative authorities and courts may prevent or hinder the collection of payments resulting from services rendered and financing granted by Grupo Galicia’s subsidiaries. This may have an adverse effect on their results and operations and, in turn, on the trading price for the ADSs.
The maintenance or implementation of measures regarding the charging of fees and regulated rates could materially and adversely affect Grupo Galicia’s consolidated financial condition and results of operations
The BCRA has various regulations regarding the fees and interest rates that entities can charge in the banking business. One of Grupo Galicia’s primary subsidiaries, Banco Galicia, is required to comply with the applicable regulations. Caps on the rates and fees an entity can charge its customers could affect the interest rates and fees earned by Banco Galicia, potentially resulting in a reduction in Grupo Galicia’s consolidated income or a decrease in customer demand for Banco Galicia’s loan or deposit products. Additionally, if Banco Galicia were permitted to, and actually did, increase the interest rates and fees it charged (or if these were otherwise raised by the BCRA or other authorities), such increases could result in higher debt service obligations for Banco Galicia’s customers, leading to higher levels of delinquent loans or discouraging customers from borrowing.
Interest rates and regulated fees are highly sensitive to many factors beyond Banco Galicia’s control, such as regulation of the financial sector in Argentina, domestic and international economic and political conditions, increase competition in the banking sector, among other factors. Changes in the demand for our subsidiaries services and/or increases in the levels of delinquency among their customers could have a material and adverse effect on their businesses. This, in turn, could impact Grupo Galicia’s results of operations and financial condition, and consequently, the trading price for it ADSs.
Class actions against financial institutions for an indeterminate amount may adversely affect the profitability of the financial system and of Banco Galicia, specifically.
Certain public and private organizations have initiated class actions against financial institutions in Argentina, including Banco Galicia. Class actions are contemplated in the Argentine National Constitution and the Consumer Protection Law, however, the procedure for carrying them out is not regulated by any specifics law. The courts (national or provincial), however, have admitted class actions in spite of lacking specific regulations, providing some guidelines with respect to the procedures for the same. These courts have admitted several complaints filed against financial institutions to defend collective interests, based on arguments that object to charges applied to certain products, applicable interest rates and the advisory services rendered in the sale of government securities, among others.
Final judgments entered against financial institutions under these class actions may affect the profitability of financial institutions in general and of Banco Galicia specifically in relation to class actions filed against Banco Galicia. For further information regarding class actions brought against Banco Galicia, please refer to the Item 8. “Financial Information”─A. “Consolidated Statements and Other Financial Information”—“Legal Proceedings”— “Banco Galicia”. To the extent that the profitability of Banco Galicia is impacted by the foregoing, the same could have a material and adverse effect on Grupo Galicia’s business, results of operations and financial condition and on the trading price for its ADSs.
Administrative procedures filed by the tax authorities of certain provinces against financial institutions, such as Banco Galicia (the primary subsidiary of Grupo Galicia) and amendments to tax laws applicable to Grupo Galicia could generate losses for Grupo Galicia.
In recent years, the Autonomous City of Buenos Aires´ tax authorities, as well as certain provincial tax authorities, have initiated administrative proceedings against financial institutions in order to collect higher gross income taxes from such financial institutions.
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
Holders of Grupo Galicia's ordinary shares and the ADSs may not receive any dividends if Banco Galicia or other subsidiaries are not able to distribute dividends to Grupo Galicia.
Dividend distributions by our subsidiary Banco Galicia are subject to prior approval by the Superintendency of Financial and Exchange Entities (Superintendencia de Entidades Financieras y Cambiarias, or “Superintendency”). The Superintendency will review the ability of a financial institution to distribute dividends upon request for approval. The Superintendency may authorize the distribution of dividends if during the month preceding the request, the following requirements were met: the financial institution (i) is not subject to a liquidation procedure; (ii) is not receiving financial assistance from the BCRA; (iii) is in compliance with its reporting obligations with the BCRA; (iv) is in compliance with minimum capital and cash requirements, among others; and (v) the financial institution is not subject to any significant fines (such as those exceeding 25% of the last Computable Regulatory Capital (or “RPC”) informed by such financial institution), debarment, suspension, evocation or prohibition imposed in the last five years by the BCRA, the UIF, the CNV, and/or the National Superintendency of Insurance (Superintendencia de Seguros de la Nación), except when such financial institution has implemented corrective measures that are satisfactory to the Superintendency (such corrective measures would also be brought to the attention of the regulatory body that originally imposed the sanction). The Superintendency also takes into consideration information that it receives from, and/or sanctions imposed by, equivalent foreign agencies or authorities. When weighing the significance of the sanctions, the Superintendency takes into account the type of sanctions, the underlying reason for such sanctions and the amount of sanctions imposed on the financial institution. Additionally, the Superintendency factors in the degree of participation in the events leading up to the sanction, the economic effects of the violation, the degree of damage caused to third parties, the economic benefit that the sanctioned party received from the violation, the sanctioned party’s operating volume, its liability and the title or function of the persons involved.

Although distribution of dividends by Banco Galicia has been authorized by the BCRA in the past, it is possible that in the future the BCRA may not continue to grant Banco Galicia the authorization to distribute dividends approved by its shareholders at the annual ordinary shareholders’ meeting or such authorization may not be for the full amount of distributable dividends. In addition, as a holding company, Grupo Galicia does not operate or hold substantial assets, except for equity investments in its subsidiaries, and Grupo Galicia’s ability to pay dividends depends on receipt of funds generated by its subsidiaries and their ability to pay cash dividends to Grupo Galicia. Grupo Galicia’s subsidiaries are under no obligation to pay any amount to Grupo Galicia for such purposes. Each of the subsidiaries is a legal entity separate from Grupo Galicia, and due to certain circumstances, legal or contractual restrictions, as well as to the subsidiaries’ financial condition and operating requirements, Grupo Galicia’s ability to receive dividends could be limited. In the event that such distributions are limited or not approved in the future, holders of Grupo Galicia's shares may receive limited or no dividend payments. This may also negatively affect the trading price for Grupo Galicia's ADSs.

Governmental measures and regulatory framework affecting financial entities could have a material adverse effect on the operations of financial entities.

Grupo Galicia has no control over governmental regulations or laws governing all aspects of its operations and those of its subsidiaries, including: minimum capital requirements; minimum cash reserve requirements; requirements on fixed-rate asset investments; limits on lending capacity and other credit restrictions, including mandatory allocations; limits and other restrictions on fees; reduced time for financial institutions to deposit the amount of credit card sales into appropriate merchant accounts; limits on the amount of interest a bank may charge or pay, or on the period for capitalizing interest; accounting and statistical requirements; restrictions on dividends; limits or restrictions on foreign exchange; limits on market share; reporting or control regimes as agents or regulated entities; and changes in the deposit insurance regime.

New stricter regulations may be implemented in the future and may generate uncertainty and adversely affect future financial activities. Such changes in the regulatory framework and further changes in the future could limit the ability of financial institutions, including Grupo Galicia, to make long-term decisions, such as asset allocation decisions, which could cause uncertainty with respect to our future financial condition and results of operations. Grupo Galicia cannot assure you that laws and regulations currently governing the economy, or the financial sector will remain in effect. Future changes may adversely affect Grupo Galicia's business, financial condition and Grupo Galicia's operations and financial results and thus the trading price for Grupo Galicia's ADSs.

Risk Factors Relating to Us
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
A percentage of Grupo Galicia’s liquidity is derived from local banks and the local capital markets. As of December 31, 2024, Grupo Galicia’s liquidity ratio was 45.29%, as measured by liquid assets as a percentage of total deposits (liquid assets that include cash, bank loans, holdings of securities issued by the BCRA (“LELIQ” and “LEDIV”), net interbank loans, short-term placements with correspondent banks and repurchase agreement transactions in the local market).
Any disruptions in the local capital markets or in the local financial market, as have been experienced by Argentina in the past, may result in a reduction in availability and/or increased cost of financing for liquidity obtained from these sources. These conditions may impact Grupo Galicia’s ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute its growth strategy. Any such event may adversely affect Grupo Galicia’s financial position and/or results of operations and thus the trading price for Grupo Galicia's ADSs.
Operational risks may impact Grupo Galicia’s businesses and negatively affect its results of operations.
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

Banco Galicia's (the main subsidiary of Grupo Galicia) results of operations may be adversely affected due to an increase in the default rate.
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
Banco Galicia (the main subsidiary of Grupo Galicia) uses models to make business decisions, in case these models fail, could have an adverse effect on its profitability, consequently, on Grupo Galicia and the value of the ADSs.
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
EBA Holding S.A., a major shareholder of Grupo Galicia is able to exert significant influence over us and our corporate decisions and as a result, shareholders may be limited in their ability to influence significant decisions.
Grupo Galicia's capital structure is comprised of class A shares, each of which grants its holder five votes, and class B shares, each of which grants its holder one vote. As of December 31, 2024, a total of 1,588,513,701 of Grupo Galicia's shares were outstanding, of which 281,221,650 were class A shares and 1,307,292,051 were class B shares, and EBA Holding S.A. ("EBA") held 100% of the class A shares, which represented 17.70% of the total shares in circulation. Taking into account that class A shares have the right to a total of five votes per share, EBA has 51.82% of the total votes. Accordingly, EBA holds the necessary number of votes required to take all decisions at Grupo Galicia's shareholders' meeting, although it does not perform any management activities related to Grupo Galicia.
Given the particular shareholder composition of Grupo Galicia (and the dominance of multiple voting shares), failure to achieve a voluntary agreement among Grupo Galicia’s shareholders could have an impact on Grupo Galicia’s normal decision-making process. It is possible that EBA may cause us to take corporate actions that other shareholders may not agree with. This could affect the making of major decisions, including, among others, the election of directors, effecting or preventing a merger, the sale or acquisition of assets, the issuance of additional equity securities, the carrying out of related party transactions and distribution of dividends, if any.
An increase in cybersecurity breaches or fraudulent and other illegal activity involving Grupo Galicia or its subsidiaries could lead to reputational damage to Grupo Galicia’s (or its subsidiaries’) brands and could reduce the use and acceptance of its and its subsidiaries’ products, therefore adversely affecting its business and results of operations.
The business of many of Grupo Galicia’s subsidiaries depends on the efficient and uninterrupted operation of its data processing systems, its platforms for the exchange of information and its digital networks. Many of Grupo Galicia’s subsidiaries have access to a large amount of confidential information about its respective clients. Therefore, cybersecurity breaches represent a potential risk for Grupo Galicia.

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
Grupo Galicia’s subsidiaries estimate and establish reserves for potential credit risk and losses related to changes in the levels of income of debtors/borrowers, increased rates of inflation, increased levels of non-performing loans or an increase in interest rates. This process requires a complex, and subjective analysis, including economic projections and assumptions regarding the ability of debtors to repay their loans.
Therefore, if in the future Grupo Galicia’s subsidiaries are unable to effectively control the level of quality of their loan portfolios, if loan loss reserves are inadequate to cover future losses, or if they are required to increase their loan loss reserves due to an increase in the amount of their non-performing loans, the financial position and the results of operations of Grupo Galicia’s subsidiaries may be materially and adversely affected and, in turn, the trading prices for the ADSs.
If Grupo Galicia’s subsidiaries should fail to meet regulatory standards or expectations or detect money laundering and other illegal or inappropriate activities in a comprehensive or timely manner, Grupo Galicia´s subsidiaries may incur fines, penalties, reputational harm and other negative consequences which may, in turn, negatively impact dividends received by Grupo Galicia.
Grupo Galicia’s subsidiaries must be in compliance with all applicable laws and regulations with respect to anti-money laundering, funding of terrorist activities, corruption, bribery, sanctions and other regulatory matters. These laws and regulations require, among other things, that Grupo Galicia’s subsidiaries adopt and implement control policies and procedures which involve “know your customer” principles that comply with the applicable regulations and reporting suspicious or unusual transactions to the applicable regulatory authorities. As such, Grupo Galicia’s subsidiaries maintain systems and procedures designed to ensure that they comply with applicable laws and regulations. However, Grupo Galicia’s subsidiaries are subject to heightened compliance and regulatory oversight and expectations, particularly due to the evolving and increasing regulatory landscape that they operate in. Further, Grupo Galicia’s subsidiaries could become subject to future regulatory requirements beyond those currently proposed, adopted or contemplated. The cumulative effect of all of the legislation and regulations on their business, operations and profitability remains uncertain. This uncertainty necessitates that Grupo Galicia’s subsidiaries make certain assumptions with respect to the scope and requirements of the proposed rules in their business planning. If these assumptions prove incorrect, Grupo Galicia’s subsidiaries could be subject to increased regulatory and compliance risks and costs as well as potential reputational harm.
In addition, a single event or issue may give rise to numerous and overlapping investigations and proceedings in different jurisdictions. Also, the laws and regulations in jurisdictions in which Grupo Galicia’s subsidiaries operate may be different or even conflict with each other as to the products and services offered by Grupo Galicia’s subsidiaries or other business activities Grupo Galicia’s subsidiaries may engage in, which can lead to compliance difficulties or issues. Furthermore, many legal and regulatory regimes require Grupo Galicia’s subsidiaries to report transactions and other information to regulators and other governmental authorities’ selfregulatory organizations, exchanges, clearing houses and customers. Grupo Galicia´s subsidiaries may be subject to fines, penalties, restrictions on our business, or other negative consequences if they do not timely, completely, or accurately provide regulatory reports, customer notices or disclosures, or make tax-related with holdings or payments, on behalf of themselves or their customers.
While Grupo Galicia’s subsidiaries have adopted policies and procedures intended to detect and prevent the use of their networks for money laundering activities and by terrorists, terrorist organizations and other types of organizations, those policies and procedures may fail to fully eliminate the risk that Grupo Galicia’s subsidiaries have been or are currently being used by other parties, without their knowledge, to engage in activities related to money laundering or other illegal activities. Moreover, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there was in place at the time, systems and procedures designed to ensure compliance. For example, Grupo Galicia’s subsidiaries are subject to regulations issued by the Office of Foreign Assets Control (“OFAC”) that prohibit financial institutions from participating in the transfer of property belonging to the governments of certain foreign countries and designated nationals of those countries. OFAC may impose penalties or restrictions on certain activities for inadvertent or unintentional violations even if reasonable processes are in place to prevent the violations. Any violation of the applicable laws or regulatory requirements, even if inadvertent or unintentional, or any failure to meet regulatory standards or expectations, including any failure to satisfy the conditions of any consent orders, could result in fees, penalties, restrictions on Grupo Galicia’s subsidiaries ability to engage in certain business activities, reputational harm, loss of customers or other negative consequences all of which could have a material and adverse effect on Grupo Galicia’s, which could have a material adverse effect on the business, financial condition and results of operations of Grupo Galicia. In addition, their businesses and reputation could be adversely affected if customers use any of them for money laundering activities or other illegal activities.
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
Pursuant to IAS 29 (Financial Reporting in Hyperinflationary Economies), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated using a suitable general price index to control for the effects of changes. Further, such regulation requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the reporting period. In June 2018, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries”, categorized Argentina as a country with a projected three year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present. Argentine companies applying IFRS are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018. In addition, the CNV, through Resolution No. 777/18 established the method to restate financial statements in constant currency to be applied by issuers subject to oversight of the CNV, in accordance with IAS 29.
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
These fluctuations may generate losses based on the type of financing granted, the value of the interest rate for the financing and the other terms of the loans extended. For example, in such a volatile country, the granting of long term loans with fixed rates can result in severe monetary losses if the interest rate earned on the loans extended does not exceed the interest that we (or our subsidiaries) pay on deposits we or they hold.
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
Grupo Galicia’s main subsidiary (Banco Galicia) faces significant and increasing competition in the rapidly evolving financial services industry.

Banco Galicia operates in a highly competitive environment in which it must evolve and adapt to changes in financial regulation, technological advances, increased public scrutiny and changes in economic conditions. Grupo Galicia expects that competition in Argentina and global financial services industry will continue to be intense. Competitors include:

•other banks and financial institutions
•trading, advisory and investment management firms
•finance companies
•technology companies, and
•other non-bank firms that are engaged in providing similar as well as new products and services.

No assurance can be provided that the significant competition in the financial services industry will not materially and adversely affect its future results of operations. For example, aggressive or less disciplined lending practices by non-bank competitors could lead to a loss of market share for traditional banks, and in an economic downturn could result in instability in the financial services industry in Argentina and adversely impact other market participants.

New competitors in the financial services industry continue to emerge. For example, technological advances and the growth of e-commerce have made it possible for non-depository institutions to offer products and services that traditionally were banking products. These advances have also allowed financial institutions and other companies to provide electronic and internet-based financial solutions, including electronic securities and cryptocurrency trading, lending and other extensions of credit to consumers, payments processing and online automated algorithmic-based investment advice.

Furthermore, both financial institutions and their non-banking competitors face the risk that payments processing and other products and services, including deposits and other traditional banking products, could be significantly disrupted by the use of new technologies, such as cryptocurrencies and other applications using secure distributed ledgers, that may not require intermediation. New technologies have required and could require Banco Galicia to spend more to modify or adapt its products to attract and retain clients and customers or to match products and services offered by its competitors, including technology companies. In addition, new technologies may be used by customers, or breached or infiltrated by third parties, in unexpected ways, which can increase Banco Galicia’s costs for complying with laws, rules and regulations that apply to the offering of products and services through those technologies and reduce the income that Banco Galicia earns from providing products and services through those technologies.

Ongoing or increased competition may put pressure on the pricing for Banco Galicia’s products and services or may cause Banco Galicia to lose market share, particularly with respect to traditional banking products. This competition may be based on quality and variety of products and services offered, transaction execution, innovation, reputation and price. The failure of Banco Galicia’s business to meet the expectations of clients and customers, whether due to general market conditions, underperformance, a decision not to offer a particular product or service, changes in client and customer expectations or other factors, could affect Banco Galicia’s ability to attract or retain clients and customers. Any such impact could, in turn, reduce Banco Galicia’s revenues. Increased competition also may require Banco Galicia to make additional capital investments in its businesses, or to extend more of its capital on behalf of its clients to remain competitive. A reduction in Banco Galicia's profits would reduce the dividends it can pay to Grupo Galicia which, in turn, would negatively impact the payment of dividends in respect of, and trading price for, Grupo Galicia's ADSs.

Grupo Galicia could experience operational issues due to failures in services provided by external vendors.
Given the nature of and the size of our business, many of our IT systems and operations depend on services provided by external vendors. Grupo Galicia maintains strict oversight of the services it contracts and how they are managed by the vendors.

However, Grupo Galicia is unable to fully control the operation of these services. Consequently, failures in the contracted services could result in operational losses or system issues, with a corresponding impact on financial results and corporate reputation.
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
Even if withholding would be required pursuant to FATCA with respect to payments on instruments such as the class B shares and the ADSs, proposed regulations have been issued that provide that such withholding would not apply prior to the date that is two years after the date on which final regulations defining “foreign passthru payments” are published in the U.S. Federal Register. In the preamble to the proposed regulations, the U.S. Treasury Department indicated that taxpayers may rely on these proposed regulations until the issuance of final regulations. Holders should consult their tax advisors regarding how these rules may apply to their investment in the class B shares and the ADSs.

Grupo Galicia’s main subsidiary (Banco Galicia) operates in a highly regulated environment and their operations are subject to regulations adopted, and measures taken by several regulatory agencies.

Financial institutions are subject to significant regulation relating to functions that historically have been determined by the BCRA and other regulatory authorities. The BCRA may penalize Banco Galicia in case of any breach of applicable regulations, including any involuntary breaches. Similarly, the CNV, which authorizes its securities offerings and regulates the public markets in Argentina has the authority to impose sanctions on Banco Galicia and its Board of Directors for breaches of corporate governance. The Financial Information Unit (Unidad de Información Financiera or “UIF”) regulates matters relating to anti-money laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions. From time to time, Banco Galicia might be subject to investigation by the UIF regarding Banco Galicia’s compliance with such regulations. Any such regulatory agencies could initiate proceedings against Banco Galicia, its shareholders or directors and, accordingly, impose sanctions, including suspension or revocation of Banco Galicia ’s banking license, on Banco Galicia or any of its future subsidiaries, if any. See “Business—Legal Proceedings.”

In addition to regulations specific to its industry, Banco Galicia is subject to a wide range of federal, provincial and municipal regulations and supervision generally applicable to businesses operating in Argentina, including laws and regulations pertaining to labor, social security, public health, consumer protection, the environment, competition and price controls.

The absence of a stable regulatory framework or the imposition of measures that may affect the profitability of financial institutions and limit the capacity to hedge against currency fluctuations could result in significant limits to financial institutions’ decisions, such as Banco Galicia, regarding asset allocation. In turn, this could cause uncertainty and negatively affect Banco Galicia’s future financial activities and results of operations. In addition, existing or future legislation and regulation could require material expenditures or otherwise have a material adverse effect on the consolidated operations of Banco Galicia. A reduction in Banco Galicia's profits would reduce the dividends it can pay to Grupo Galicia which, in turn, would negatively impact the payment of dividends in respect of, and trading price for, Grupo Galicia's ADSs.

Although Grupo Galicia expects that the recent acquisition of HSBC’s businesses in Argentina (“Acquisition”) will result in cost savings, synergies and other benefits, Grupo Galicia may not realize those benefits in the short term because of integration difficulties and other challenges.

The success of our Acquisition will depend in large part on the success of our management in integrating the operations, strategies, technologies and personnel of the two groups following the completion of the Acquisition. We may fail to realize some or all of the anticipated benefits in the short term of the Acquisition if the integration process takes longer than expected or is more costly than expected. Our failure to meet the challenges involved in successfully integrating HSBC’s operations or to otherwise realize any of the anticipated benefits of the Acquisition, including additional cost savings and synergies, could impair our operations. In addition, we anticipate that the overall integration of HSBC’s businesses in Argentina will be a time-consuming and expensive process that, without proper planning and effective and timely implementation, could significantly disrupt our business.

Potential difficulties we may encounter in the integration process include the following:

•the integration of management teams, strategies, technologies and operations, products and services;
•the disruption of ongoing businesses and distraction of their respective management teams from ongoing business concerns;
•the retention of and possible decrease in business from the existing customers of both companies;
•the creation of uniform standards, controls, procedures, policies and information systems;
•the reduction of the costs associated with each company’s operations;
•the integration of corporate cultures and maintenance of employee morale;
•the retention of key employees; and
•potential unknown liabilities associated with the Acquisition, including potential liabilities with respect to labor and employee matters.

The anticipated cost savings, synergies and other benefits of the Acquisition assume a successful integration and are based on projections and other assumptions, which are inherently uncertain. Even if integration is successful, anticipated cost savings, synergies and other benefits may not be achieved.

A reduction in Banco Galicia's profits would reduce the dividends it can pay to Grupo Galicia which, in turn, would negatively impact the payment of dividends in respect of, and trading price for, Grupo Galicia's ADSs.

We have incurred and will continue to incur Acquisition-related costs.

We have incurred and continue to expect to incur Acquisition-related costs, including legal and accounting fees and expenses, and other related charges. We expect to incur additional costs to integrate HSBC’s businesses in Argentina, such as IT integration expenses. Costs in connection with the integration may be higher than expected, and we may also incur unanticipated integration-related costs. These costs could adversely affect our financial condition, results of operation or prospects of our business after the Acquisition.

A reduction in Banco Galicia's profits would reduce the dividends it can pay to Grupo Galicia which, in turn, would negatively impact the payment of dividends in respect of, and trading price for, Grupo Galicia's ADSs.
It may be difficult to effect service of process against Grupo Galicia’s executive officers and directors, and foreign judgments may be difficult to enforce or may be unenforceable.
Service of process upon individuals or entities which are not resident in the United States may be difficult to obtain in the United States. Grupo Galicia and its subsidiaries are companies incorporated under the laws of Argentina. Most of their shareholders, directors, members of the Supervisory Syndics’ Committee, officers, and some specialists named herein are domiciled in Argentina and the most significant part of their assets is located in Argentina. Although Grupo Galicia has an agent to receive service of process in any action against it in the United States with respect to its ADSs, none of its executive officers or directors has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult to effect service of process against Grupo Galicia’s executive officers and directors. Additionally, under Argentine law, the enforcement of foreign judgments will only be allowed if the requirements in sections 517 to 519 of the National Code of Civil and Commercial Procedures or the applicable local code of procedures are met, and provided that the foreign judgment does not infringe on concepts of public policy in Argentine law, as determined by the competent courts of Argentina. As such, an Argentine court may find that the enforcement in Argentina of a foreign judgment (including a U.S. court) that requires payment be made by an Argentine individual to holders of its foreign currency-denominated securities outside of Argentina is contrary to the public policy if, for instance, there are legal restrictions in place prohibiting Argentine debtors from transferring foreign currency abroad to pay off debts. Holders of the ADSs may also be subject to any future changes in Argentine law which could make it more difficult to enforce foreign judgments in the future, or render them unenforceable.
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

Our goal is to consolidate our position as one of Argentina’s leading comprehensive financial services providers while continuing to strengthen our main subsidiary's, Banco Galicia, position as one of Argentina’s leading banks. We seek to broaden and complement the operations and businesses of Banco Galicia, through holdings in companies and undertakings whose objectives are related to and/or can produce synergies with financial activities. Our non-banking subsidiaries operate in financial and related activities in which Banco Galicia either cannot participate or in which it can participate only on a limited basis due to restrictive banking regulations.

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

Our agent for service of process in the United States is CT Corporation System, presently located at 28 Liberty Street, New York, NY 10005.

On December 6, 2024, we completed the purchase from HSBC Latin America B.V. (“HSBC”) of its equity stakes in its subsidiaries in Argentina and our acquisition of HSBC’s banking, asset management, and insurance businesses in
Argentina (the “Acquisition”) pursuant to the share purchase agreement dated April 9, 2024 (the “Share Purchase
Agreement”), by and among us, Banco de Galicia y Buenos Aires S.A.U., HSBC Latin America B.V. and HSBC Latin
America Holdings (UK) Limited (together with HSBC Latin America B.V., the “Sellers”). Grupo Galicia currently provides the following services in Argentina through the following subsidiaries:

We provide bank services through Banco Galicia and Banco GGAL S.A. (formerly, HSBC Bank Argentina S.A. and now commercially known as "Galicia Más").

Through the operating subsidiaries of Tarjetas Regionales (i.e. Tarjeta Naranja S.A.U. and Naranja Digital Compania Financiera S.A.U.) we provide proprietary brand credit cards, consumer finance and digital banking services to the underbanked population of Argentina. These subsidiaries comprise a commercial umbrella known as Naranja X.

Through Galicia Asset Management and GGAL Asset Management S.A. (formerly, HSBC Global Asset Management S.A.S.G.F.C.I. and now commercially known as "Galicia Más Asset Management"), we provide mutual funds.

Through Sudamericana Holding and its subsidiaries, Galicia Más Seguros (formerly, HSBC Seguros de Vida (Argentina) S.A.) and Galicia Más Seguros de Retiro (formerly, HSBC Seguros de Retiro (Argentina) S.A. ) (all of them, collectively, "Galicia Más Seguros"), we provide insurance products in Argentina.

Through Galicia Securities and Inviu we provide financial, and brokerage related products as explained herein. In order to strengthen our financial and brokerage services in the region and in the United States market, we established a subsidiary “Galicia Holdings” in Miami, United States of America.

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

We are one of Argentina’s largest financial services groups with consolidated assets of Ps.32,517,979 million as of December 31, 2024.
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
On May 28, 2019, the Board of Directors of Grupo Financiero Galicia approved a capital contribution to Tarjetas Regionales for Ps.500,000,000 (which, as adjusted for inflation, is equal to Ps.17,520,697,357 as of December 31, 2024) to fund the creation of a new digital financial company, called “Naranja Digital Compañía Financiera S.A.U.” ("Naranja Digital") designed to reach and offer digital banking services to the underbanked population of Argentina. Said capital contribution was effective in two payments of Ps.250,000,000 each, the first one made in June 2019 and the second one made in December 2019. The formation of said company was approved on September 16, 2019, by Resolution 205 of the BCRA.
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
On August 15, 2019, the Board of Directors of Grupo Financiero Galicia accepted a purchase offer made by Banco Galicia to sell 10,000 shares, representing 1% of the capital stock of Inviu, for Ps.695,308.54 (which, as adjusted for inflation, is equal to Ps.22,326,950 as of December 31, 2024). With this share purchase, Inviu is 100% owned by our subsidiary Banco Galicia.
On September 20, 2019, the Board of Directors of Grupo Financiero Galicia approved a capital contribution to IGAM for Ps.71,000,000, (which, as adjusted for inflation, is equal to Ps.2,153,143,754 as of December 31, 2024), to be applied to the purchase of the total stake in Inviu owned by Banco Galicia. Said operation was closed at a total price of Ps.69,530,854 (which, as adjusted for inflation, is equal to Ps.2,108,590,479 as of December 31, 2024).
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
Additionally, on June 8, 2021, the Board of Directors of Grupo Financiero Galicia S.A. agreed to make a sale offer of 10,000 Class B book-entry ordinary shares, with a Par Value 1 and Ps.1 per share, representing 0.000569% of Tarjetas Regionales to Galicia Securities for a total price of Ps.175.9 million, (which, as adjusted for inflation, is equal to Ps.2,798.5 million as of December 31, 2024). The price was set based on a book value per share of Ps.17.59 resulting from the Net Assets of Tarjeta Regionales as of April 30, 2021. The sale offer was accepted and implemented on June 15, 2021 by Galicia Securities.
On March 22, 2022, the Board of Directors of Grupo Financiero Galicia approved the creation of Agri Tech, to develop agricultural business opportunities through a digital platform that makes agro-financial management easy to use through digital payment and financing functionalities. The company was registered in Delaware, USA, on April 1, 2022 and locally is developing its commercial activities under the trademark Nera. Grupo Financiero Galicia made an initial capital contribution of Ps.200 million during September 2022 to the company (which, as adjusted for inflation, is equal to Ps.1,590.8 million as of December 31, 2024) and owns the 100% equity of the company. Likewise, during February 2023, Grupo Financiero Galicia made a new capital contribution to Agri Tech of Ps.300 million (which, as adjusted for inflation, is equal to Ps.1,799.5 million as of December 31, 2024).

On May 19, 2022, the Board of Directors of Grupo Financiero Galicia, within the framework of agricultural business, entered into an investment agreement for participating in Agripay S.A. ("Agripay"). Agripay is a company linked to agricultural fintech oriented activities that, through a digital platform, facilitates grain transactions and electronic payments. An investment framework agreement was signed pursuant to which Grupo Financiero Galicia agreed to make an irrevocable contribution on account of a future capitalization. Said capitalization was finally made in September 2022, for an amount of Ps.276.7 million, (which, as adjusted for inflation, is equal to Ps.2,200.9 million as of December 31, 2024) and in return now holds the 15% of the equity of Agripay.

During the first quarter of 2023, the Board of Directors of Grupo Galicia resolved to create two companies, Galicia Investments, incorporated in the state of Delaware, United States of America and Galicia Ventures, incorporated in Ontario, Canada, in order to channel the investment initiatives within the open innovation and corporate venturing program.

On October 11, 2023, Grupo Galicia acquired 99.43% of the share capital of Sudamericana Seguros Galicia (also known as Seguros Sura S.A., pending approval for change of name by the Superintendence of Insurances, hereinafter "Sudamericana Seguros Galicia"), an insurance company that has insurance solutions and services for individuals and families, SMEs, large companies and the agricultural segment, served by a wide network of insurance advisory producers. On September 21, 2023, the National Insurance Superintendency approved the operation, and as a consequence, on October 11, 2023, it was carried out through the transfer of 4,512,697,946 ordinary shares with a nominal value of Ps.1 (expressed in Pesos) and with the right to one vote per share, representing 99.43% of the capital and votes of Sudamericana Seguros Galicia. Finally, on October 30, 2023, the General Shareholders' Meeting of Sudamericana approved an increase in share capital for Sudamericana through the capitalization of the capital adjustment account and the issuance of new shares. After said approval, the percentage of Banco Galicia's participation on Sudamericana amounts to 9.61% and the participation of Grupo Financiero Galicia amounts to 90.39%.
On October 23, 2023, the Grupo Galicia's Board of Directors approved the creation of two companies in the United States, Galicia Holdings. in the state of Delaware, parent company of Galicia Capital US LLC, in the state of Florida.

On December 6, 2024, Grupo Financiero Galicia and Banco Galicia completed the purchase from HSBC of its equity stakes in its subsidiaries in Argentina and the acquisition of HSBC's banking, asset management, and insurance businesses in Argentina. On December 11, 2024, as part of the Acquisition, the Company issued a Private Negotiable Obligation under the terms of Law No. 23,576 to cover the price adjustments established in the Share Purchase Agreement, which are based on parameters customary in such transactions. In connection with the Acquisition, Grupo Financiero Galicia also conducted subscription rights offerings, as a result of which 1,325,032,079 Class B shares were outstanding as of February 13, 2025.

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
On December 27, 2017, Grupo Financiero Galicia, in its capacity as sole shareholder and holder of 100% of the capital of Banco Galicia, integrated a capital contribution of Ps.10,000,000,000 (which, as adjusted for inflation, is equal to Ps.616,528,747,808 as of December 31, 2024). The BCRA, through its Resolution No.35 dated January 11, 2018, approved the capital contribution and its consideration as computable capital.
On January 21, 2019 Banco Galicia, sold to AI Zenith (Netherlands) B.V. 3,182,444 book-entry common shares, with face value of Ps.1 each and one vote per share, representing 7.7007% of Prisma Medios de Pago S.A. (“Prisma”) capital stock. Banco Galicia continues to hold 3,057,642 shares in Prisma, which represents 7.3988% of its capital stock.

In September 2019, Banco Galicia accepted an offer to acquire 100% of the shareholding in Inviu made by IGAM. The price of the operation amounted to Ps.69,530,854 (which as adjusted for inflation, is equal to Ps.2,108,590,479 as of December 31, 2024). See “—Grupo Financiero Galicia”.
During the fiscal year 2020, Banco Galicia, together with other financial institutions, formed a company named Play Digital S.A. (“Play Digital”) with the corporate purpose of developing and marketing a payment solution linked to the bank accounts of the financial system users, which will significantly enhance their payment experience. As of December 31, 2024, Banco Galicia held 19.75% of Play Digital.
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
On August 10, 2023, Banco Galicia made an irrevocable equity contribution in the amount of Ps.86.4 million (which as adjusted for inflation, is equal to Ps.325.2 as of December 31, 2024) to Sudamericana. Subsequently, on August 11, 2023 Sudamericana entered into a Share Purchase Agreement for the acquisition of 99.43% of Sudamericana Seguros Galicia for US$19 million. On September 21, 2023, the National Insurance Superintendency approved the transaction, and as a consequence, on October 11, 2023, it was carried out through the transfer of 4,512,697,946 ordinary shares with a nominal value of Ps.1 and with the right to one vote per share, representing 99.43% of the capital and votes of Sudamericana Seguros Galicia. Finally, on October 30, 2023, the General Shareholders' Meeting of Sudamericana approved an increase in share capital for Sudamericana through the capitalization of the capital adjustment account and the issuance of new shares. After said approval, the percentage of Banco Galicia's participation in Sudamericana amounts to 9.61% and its percentage participation in Grupo Financiero Galicia amounts to 90.39%.
In 2024, Banco Galicia, together with Grupo Galicia, consummated the Acquisition.
iii) Galicia Más Holdings
Galicia Más Holdings S.A. (“Galicia Más Holdings”) is a member of Grupo Galicia. Galicia Más Holdings was founded in August 1997 when HSBC Latin America BV, a company ultimately controlled by HSBC Holdings plc, purchased a 97.36% stake in the parent company, Roberts S.A. de Inversiones (now HSBC Argentina Holdings S.A.).
Its origins date back to 1908 with the organization of Leng, Roberts & Company as a partnership that participated in the development of the Argentine economy through activities in the areas of international trade, insurance, and investment banking.
On December 6, 2024, the Acquisition was consummated and Grupo Galicia acquired HSBC's banking asset management, and insurance businesses in Argentina. HSBC Bank Argentina (now “Galicia Más”) is one of the country's leading private retail banks, with 101 branches in 23 provinces and 2,843 employees, as of December 31, 2024. The Acquisition allowed Galicia Más to increase its distribution network and market share in the country, particularly in the retail banking segment.

iv) Tarjetas Regionales
In the mid-1990s, Banco Galicia made the strategic decision to target market of the “non-account holding” individuals in Argentina. This segment primarily included low and medium-low income populations residing in the interior regions of the country, as well as certain areas of Greater Buenos Aires. To implement this strategy, Banco Galicia began investing in non-bank companies (the “Regional Credit Card Companies”) in 1995. These companies provided financial services to individuals through proprietary credit card brands and extended credit to customers.
Banco Galicia's first investment in this sector occurred in 1995 with the acquisition of a minority stake in Tarjeta Naranja S.A.U. (“Naranja”). By 1997, Banco Galicia had increased its ownership to 80%. Naranja, which had been operating since 1985 in the city of Córdoba, marketed its proprietary brand credit card and experienced significant local growth.

In 1999, Banco Galicia restructured its credit card business by forming Tarjetas Regionales S.A (“Tarjetas Regionales”) as a holding company for Naranja, Comfiar S.A., Tarjetas Cuyanas S.A. (“Tarjetas Cuyanas”), and Tarjetas del Mar. Between 1999 and 2000, Tarjetas Regionales also acquired Tarjetas del Sur S.A., a credit card company operating in southern Argentina, which merged into Naranja in March 2001.
In 2023, Naranja acquired Cobranzas Regionales S.A. (“Cobranzas Regionales”), thereby expanding its business into debt collection services.
v) Sudamericana Holding
In 1996, Banco Galicia entered the bank insurance business, through the establishment of a joint venture with Hartford Life International to sell life insurance and annuities, in which it had a 12.5% interest. In December 2000, Banco Galicia sold its interest in this company and purchased 12.5% of Sudamericana, a subsidiary of Hartford Life International. As a result of various acquisitions, Grupo Financiero Galicia owns 90.39% of Sudamericana (with the remaining 9.61% being held by Banco Galicia) which offers life, retirement, property and casualty insurance products in Argentina through its subsidiaries Galicia Seguros S.A.U. (“Galicia Seguros”), which provides property, casualty and life insurance, Galicia Retiro Compañía de Seguros S.A.U. ("Galicia Retiro"), which provides retirement insurance, Galicia Broker Asesores de Seguros S.A. ("Galicia Broker"), an insurance broker, Well Assistance S.A.U. ("Well Assistance") which provides assistance services and Seguros Sura S.A. ("Seguros Sura") which provides property, casualty and life insurance.

On August 10, 2023, Sudamericana acquired equity interest of Seguros Sura, which provides property, casualty and life insurance through agents, brokers, affinities and directly to local customers. Grupo Financiero now owns 90.39% of Sudamericana and the remaining 9.61% is owned by Banco Galicia.
vi) Galicia Asset Management
Galicia Asset Management was incorporated in 1958 and manages the Fima family mutual funds, which are distributed by Banco Galicia through its various channels, including its branch network, home banking and investment centers, among others.

Galicia Asset Management team consists of experienced asset management professionals dedicated to managing the Fima family funds to meet the needs of individuals, companies and institutions. Each fund’s assets are allocated across a diverse range of investments, such as bonds, negotiable obligations, trusts, shares and deposits, in alignment with the fund’s investment objective.
In August 2021, the company received approval from the Inspección General de Justicia to change its corporate name from Galicia Administradora de Fondos S.A. to Galicia Asset Management S.A.U.
vii) Galicia Warrants
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
viii) IGAM
Incorporated in 2019, IGAM is the holding company for Inviu S.A.U. ("Inviu") and Inviu Uruguay Agente de Valores S.A. (“Inviu Uruguay”). IGAM is registered in Delaware, USA.

Inviu was established in 2019 with the mission to conduct transactions typical of authorized agents, either independently, on behalf of third parties, or through agents, agencies, or branches, in compliance with current laws and regulations governing authorized securities markets. Inviu offers a digital investment platform for individual investors and independent financial advisors, enabling it to deliver investment experiences to their clients, optimize their daily operations, and improve their financial performances.

Inviu Uruguay was established in 2019 and, on July 23, 2021, obtained authorization from the Central Bank of Uruguay to operate as a broker-dealer (or agente de valores). As of that date, it became a regulated financial institution under the Financial Intermediation Law and the regulations issued by the Central Bank of Uruguay. This authorization allows Inviu Uruguay to offer brokerage services across Latin America, including access to a wide range of financial products such as equities, fixed income, and mutual funds.

To support its expansion across Latin America and strengthen its global infrastructure, Inviu established Inviu Capital Markets Limited and Inviu Technology Limited in the United Kingdom in 2022. These entities provide strategic, operational, and technological support to Inviu's activities in the region. That same year, Inviu Capital Markets also established subsidiaries in Mexico - Inviu Mexico, SAPI de CV, and Vestly Mexico, SA de CV. The expansion continued with the creation of Inviu Manager Investment Limited in the British Virgin Islands in October 2023. Additionally, in 2024, IGAM opened its first office in Peru, making it the company's third office in Latin America.
ix) Galicia Securities
Galicia Securities was incorporated on December 23, 2015, under the name of 34 Grados Sur Securities S.A. and was acquired by Grupo Financiero Galicia on May 5, 2020, with its name subsequently amended to Galicia Securities S.A.U.
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
Galicia Securities is a member of the Argentine Stock Exchange Market (“BYMA”) and the Argentine Electronic Open Market.
x) Agri Tech
Agri Tech Investments LLC (commercially known as "Nera") was incorporated on April 1, 2022, in the United States of America, under the laws of the State of Delaware. Nera offers a digital ecosystem for payments and financing in the agricultural sector, connecting producers, suppliers and financial institutions. Through a fully digital integrated platform, it offers multiple financing alternatives for the purchase of agricultural inputs or livestock.
Agri Tech or Nera is the holding company of Agri Tech Investments Argentina S.A.U., incorporated in Argentina on August 16, 2022, and Nera Uruguay S.A. (formerly Halsiuk S.A.), a Uruguayan public limited company acquired by Agri Tech in June 2023, as part of Nera’s regional growth strategy for 2024 and 2025.

As part of this regional expansion, Nera also established a subsidiary in Asunción, Paraguay, named Nera Paraguay,which is expected to commence operations in 2025.
xi) Galicia Ventures and Galicia Investments
On January 10, 2023, the Board of Directors of Grupo Financiero Galicia resolved to create two companies, (i) Galicia Investments, established in Delaware, United States of America and (ii) Galicia Ventures, established in Ontario, Canada. These two companies were created to invest in venture capital startups that offer potential synergies with our subsidiaries, partnering with both local and foreign entrepreneurs at various stages of development. The investment focus includes fintech, as well as AgTech - technologies aimed at improving efficiency, productivity and sustainability in agriculture and livestock- and insurtech, which encompasses technology-driven innovations in the insurance sector.

Grupo Financiero Galicia owns the 100% of Galicia Investments' shares.

Galicia Investments owns a 1% stake in Galicia Ventures, and the remaining 99% is owned by Grupo Financiero Galicia.

x) Galicia Holdings

On October 23, 2023, the Board of Directors of Grupo Financiero Galicia approved the creation of two companies in the United States of America, (i) Galicia Holdings US Inc., incorporated in the State of Delaware, and (ii) Galicia Capital US LLC, incorporated in the State of Florida .

Galicia Holdings US Inc. controls and serves as the holding company of Galicia Capital US LLC.

Galicia Capital US LLC is a Broker - Dealer member of FINRA, authorized to engage in transactions involving listed and over-the counter corporate equities securities, mutual funds, government securities, time deposits at financial institutions, and put and call options as a broker, dealer or option writer. The company may act as a non-exchange member arranging transactions in listed securities through exchange members, trade for its own account and engage in private placements of securities. Customer accounts will be introduced to carrying brokers on a fully-disclosed basis. Galicia Capital US LLC is also authorized to act as a chaperone for its foreign affiliates for both research distribution and the execution of securities transactions with U.S. institutional investors pursuant to Rule 15A-6. Additionally, it may offer structured notes issued by banks and other broker-dealers.
A.2 Capital Investments and Divestitures
During 2024, our capital expenditures amounted to Ps.216,622 million, allocated as follows:
•Ps.134,988 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fixtures);
•Ps.81,633 million in licenses and other intangible assets.
During 2023, our capital expenditures amounted to Ps.161,185 million, allocated as follows:
•Ps.78,123 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and
•Ps.83,063 million in licenses and other intangible assets.
During 2022, our capital expenditures amounted to Ps.125,659 million, allocated as follows:
•Ps.57,576 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and
•Ps.68,083 million in licenses and other intangible assets.
These capital expenditures were primarily made in Argentina.
For a description of our divestitures in 2024, 2023 and 2022, please see “—History” —“Grupo Financiero Galicia”, “Banco Galicia” and “Tarjetas Regionales”.
A.3 Investment Planning
We have budgeted capital expenditures for the fiscal year ending December 31, 2025, for the following purposes and amounts:

December 31, 2025
(in millions of Pesos)
Infrastructure of Corporate Buildings, Tower and Branches (construction, furniture, equipment and other fixed assets)	132,240
Organizational and IT System Development	109,544
Total Investment Planning	241,784
These capital expenditures will primarily be made in Argentina. Management believes that internal funds will be sufficient to finance capital expenditures for the year ending December 31, 2025.
The SEC maintains the following website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC: http:// www.sec.gov.
B. Business Overview
B.1 Business

We are a financial services holding company and conduct our business through the following subsidiaries:
•Banco Galicia;
•Galicia Más Holdings, commercially known as "Galicia Más Holdings"
•Tarjetas Regionales, commercially known as "Naranja X";
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
(i) Banco Galicia
Banco Galicia is one of Argentina’s largest full-service banks and is a leading provider of financial services in Argentina. It is also our largest subsidiary. According to information provided by the BCRA, as of December 31, 2024, Banco Galicia ranked first in terms of assets, deposits, loans and in terms of net worth within private-sector banks in Argentina. Its market share of private sector deposits and of loans to the private sector was 13.79% and 12.82%, respectively, as of December 31, 2024. As of December 31, 2024, Banco Galicia had total assets of Ps.21,692,306 million, total loans and other financing of Ps.9,090,278 million, total deposits of Ps.14,268,420 million, and its shareholders’ equity amounted to Ps.4,405,930 million.
Banco Galicia provides a full range of financial services through one of the most extensive and diversified distribution platforms amongst private-sector financial institutions in Argentina. This distribution platform, as of December 31, 2024, was comprised of 290 full service banking branches, located throughout the country, 729 ATMs and 1,207 self-service terminals owned by Banco Galicia, phone banking and e-banking facilities. Banco Galicia’s customer base was comprised of 4,710,620 customers. Banco Galicia has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, based on internal studies undertaken by Banco Galicia, it is estimated that Banco Galicia is one of the primary providers of financial services to individuals, one of the largest providers of credit cards, one of the primary private-sector institutions serving SMEs, and has traditionally maintained a leading position in the agriculture and livestock sectors. Banco Galicia’s primary clients are classified into four categories or segments, Retail, Business and SMEs, Wholesale and Financing, as explained further below in the Segment Tribes subsection.
Banco Galicia's main goal is to improve the day-to-day life of its customers and the general public. With that goal in mind, during 2024, Banco Galicia worked on further refining its cultural framework to be simpler and more agile, setting forth the following cultural values and guidelines to be followed by its employees and collaborators:
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
During 2024, aligned with the Grupo Galicia's purpose of improving the daily lives of more people, Banco Galicia continued working on comprehensive solutions that adapt to the needs of each client and have an impact on their daily lives.
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
a.i) Retail Segment
The Retail Segment comprises all clients who are individuals without any business activity. This segment serves 3,889,427 customers.

Under the concept "Tenés Galicia", a simple, secure and fully digital solution is offered, aiming to simplify customer’s lives through products and services that support their day-to-day needs. Based on an in-depth analysis of customer behavior and preferences, Galicia reformulated the package bonus in 2024 to provide clearer conditions that promote primacy, cross-selling (increasing the number of products per customer) and recurring usage.

Banco Galicia has focused on enhancing the digital experience, leveraging advancements in the Galicia App to improve customer service processes and strengthen self-service capabilities. One of the key objectives has been to encourage use of the help section, making it increasingly easy for customers to find answers and resolve common issues independently within the app – without needing to contact a representative.

In 2024, Banco Galicia adopted cutting-edge technologies and developed new features and processes across customer service channels to enhance daily life and overall user experience. For customers who require direct support, Galicia maintains a 24/7 service model, delivering the same high-quality assistance and availability as always.

In 2024, Banco Galicia prioritize simplicity in the use of its app and responded to customers’ growing interest in safeguarding the value of their money. Key improvements included:

•Integration of the Fima transactional tool, enabling Fima Premium to be used as a payment method.
•Launch of the “unified limit” feature, which combines credit card limits for both single and installment payments, giving customers greater flexibility in how they use their credit.
•Redesign of the investment flow, allowing customers to invest more intuitively and according to their personal goals, regardless of their level of experience.
•Continued use of push notifications within the Galicia App, in recognition of customer demand for visibility into current and upcoming account activity.

These enhancements reflect Banco Galicia's continued investment in becoming a more digital bank, driving an increase in both transactions and interactions compared to 2023. In 2024, Banco Galicia’s digital channels recorded 3.8 million customer log-ins per month, 1 million via Online Banking and 2.8 million through Banco Galicia's App. This equates to 65% of active customers logging in monthly to digital channels, and 82% of customer using a security token - key indicators of adoption within Banco Galicia's evolving digital service model, which continues to align with customer’s needs and preferences.

Within the Retail Segment, customers are served under the following models:
•MOVE
•Personas (Individuals)
•EMINENT

1.Personas (Individuals) and MOVE Cluster: 87.73% of Banco Galicia's clients belong to these clusters.
As part of its commitment to staying close to customers and adding value to their everyday lives, Banco Galicia continues to develop initiatives that span the entire customer lifecycle—from onboarding and the initial welcome to digital access and support that meets their evolving needs and requests.
In the case of the MOVE segment, what began as a proposition aimed at university students, young professionals, and or other “independent” profiles has now evolved into a 100% free, fully digital offering available to anyone—regardless of age—who wishes to become a client. For MOVE customers, key values such as immediacy and simplicity are paramount. The flagship products for this segment include: (i) savings accounts in both Ps. and US$ (subject to certain conditions), and (ii) Debit cards.
In 2024, the financing vertical was strengthened to provide greater credit flexibility, enabling more customers to access credit solutions. A credit card specifically designed for MOVE clients was introduced, allowing access to installment payments, exclusive benefits, and discounts. Additionally, microcredit functionality was implemented for use in QR payments and service transactions.
Another major focus was on enhancing the customer experience. The goal is to optimize self-service capabilities, ensuring that the help portal offers all the necessary information for customers to resolve issues independently—without needing in-person or digital support. To reinforce this shift in behavior, a service prioritization matrix was introduced, aligning service levels with the customer’s segment, commercial offer, and value to the Bank. As a result of these improvements, contact volume was reduced by over 10,000 unique clients.
Banco Galicia also prioritized growth and day-to-day usability. To enhance security and streamline onboarding, the authentication process (user, password and Galicia Token) was reinforced. A new facial recognition system was implemented to simplify account recovery and unlock flows, reducing friction while maintaining a secure credential environment. Digital customers show higher profitability, lower contact rates, and superior transaction experiences via the App and Online Banking. Through initiatives such as in-app alerts, channel-based education, and informational campaigns, the Bank increased its digital customer base by over 14% in under 8 months, reaching 78% digitalization of the total portfolio.
In terms of tailored value propositions, a new plan was launched for retirees, including a 100% discounted package and a welcome cashback. Additionally, the Bank is working to attract more MOVE clients-especially those inclined to use virtual wallets- by offering them a credit card backed by Banco Galicia, providing them with enhanced financial trust and flexibility.
2.EMINENT Cluster: 12.27% of Banco Galicia's clients belong to this cluster
Banco Galicia aims to meet the needs of its most demanding and distinguished clients through three core pillars of service: exclusive attention, personalized benefits and experiences, and agile, simplified processes. With a focus on building long-term, trust-based relationships, Banco Galicia offers the Galicia ÉMINENT premium service, which provides differentiated and exclusive support through dedicated ÉMINENT executives at branches and digitally via Galicia Conecta—offering personalized assistance through WhatsApp or email, regardless of the client’s location, with 24/7 availability.
In 2024, Banco Galicia organized a series of exclusive experiences and events for clients in the ÉMINENT segment. These included Food & Wine experiences at Palacio Duhau, tennis tournaments at both the Tenis Club Argentino and the Buenos Aires Lawn Tennis Club, a marathon in Nordelta, and a special event at the AFA grounds, co-hosted with American Express.
In collaboration with Visa, Banco Galicia also developed premium golf-related experiences, complemented by entertainment promotions targeting the “shows”cluster. In the sports arena, the Bank continued its tradition of hosting prestigious golf tournaments at renowned venues such as Olivos Golf Club, Mar del Plata, Costa Esmeralda and Arelauquen, in addition to multiple tournaments across the country. Furthermore, Banco Galicia became an official sponsor of the Metropolitan Hockey Tournament, further reinforcing its presence in the sports and lifestyle space.
a.ii) Business and SMEs

The Business & SMEs cluster is composed of individuals with commercial activity and small to medium-sized enterprises (SMEs) that generate annual revenues between Ps.85 million and Ps.5.5 billion. These businesses have distinct daily routines and require agile, simple solutions for receiving payments. In their oprerations, SMEs often need support with payment products (for assets, suppliers, etc.) and guidance on foreign trade, among other needs.

In 2024, Banco Galicia classified businesses and SMEs based on their business models:

•Business to Consumer (B2C): Focused on a high number of clients and transaction volumes
•Business to Business (B2B): Companies with fewer clients but higher average transaction values, with a stronger focus on payment solutions.

With the purpose of improving the everyday lives of more people, Banco Galicia is committed to supporting and empowering businesses and SMEs by being a reliable partner in their operations. Since 2022, the Bank has offered NAVE, an innovative solution designed to boost sales, streamline tasks, and foster business growth. With NAVE, businesses take a one-stop approach, accept all digital payment and collection methods instantly—with competitive rates—and access insight about their customers. For those with e-commerce operations, NAVE offers seamless integration with Tienda Nube or the option to create an online store from scratch via Tienda Negocio.

For SMEs that serve other businesses (B2B), Banco Galicia provides tools to strengthen their value chains. Examples include:

•“Valued Partners”: A financing solution that benefits both buyers and suppliers. Buyers receive fixed-rate financing through their suppliers, who in turn receive cash payments for their sales.
•Specialized foreign trade advisors: Dedicated professionals who help clients explore international markets and secure financial support through accessible, localized service.

In 2024, Banco Galicia launched PyMEntón, a large-scale marketing campaign to strengthen brand positioning and offer special benefits for SMEs. With financing as the central theme, the campaign aimed to enhance digital marketing strategies, and build new capabilities for developing initiatives across various channels. The service model was also transformed, with executive portfolios, restructured to better serve the specific needs of the B2C and B2B segments.

Lastly, improvements were prioritized in Office Banking, driven by customer feedback. The updated version of Office Banking, along with enhancements to the Galicia App, now better reflects the real needs and requests of SME clients—offering more intuitive and responsive digital experiences.
a.iii) Wholesale Segment
The Wholesale Segment was comprised of 30,072 customers as of December 31, 2024 (both individuals and legal entities), and divided in the following clusters (depending on each client's profile and activities, as described further below): (i) corporate, (ii) companies and (iii) agribusinesses.
The Wholesale Segment is focused on becoming a strategic partner by orchestrating business ecosystems and contributing to the development and improvement of the day-to-day operations of more companies.
Among the pillars of the value proposition, the focus is on the service model through an omnichannel strategy, which seeks to be available 24/7 when the customer needs it. In line with this strategy and in order to provide national coverage to these clients, they have a team of specialists who provide coverage nationwide in 25 business centers strategically located by industry

At the same time, Galicia continues to build loyalty, strengthening the relationship with customers by inviting them to more than 200 events scheduled throughout the year, as well as digital meetings on content of interest on economy, politics and digitalization, which allows reaching every point in the country, allowing Galicia to be placed in the first position of TOM (Top Of Mind) in all segments.

Galicia is at the forefront of sustainability with a strong commitment to triple impact projects, offering the Galicia Sustainable Line to those companies that seek greater efficiency in their production with a high social, environmental and economic impact. It also invites its clients to join the carbon footprint measurement project so that they can understand the impact they generate and how to mitigate it with different sustainable alternatives.

Galicia offers its clients an ecosystemic proposition, value providing a comprehensive and differential experience. In 2024, it reached 4,032 linked accounts and 145 customer engagement events were held. In addition, 321,000 financing operations were implemented, reaching more than 13,000 clients. And 97% efficiency was achieved in collection and payment products, consolidating the commitment along the way to digital financial solutions.

Clients in the Wholesale Segment are divided by the type of services that they are given in the following clusters as described below:
•Corporate banking
•Companies
•Agribusiness

1.Corporate banking cluster: This subsegment is composed of 290 economic groups, evenly divided between local and international companies, generally with annual revenues exceeding US$ 60 million. The Corporate Cluster operates under a service model focused on developing strategic, commercial, and long-term relationship, built on close collaboration and sustained support over time. This subsegment also includes clients with complex operations or multinational profiles, who often require specialized financial advice and structuring.

The main sectors represented include oil & gas, energy, mining, automotive, trading, mass consumption, pharmaceutical, and construction. The services offered span asset provision, liquidity management, treasury operations, payment and collection flows, and foreign trade.

Recognizing the unique characteristic of businesses in this category,—as well as the sectors in which they operate and the markets they serve or aim to enter—, Banco Galicia has designed tailored solutions that meet their specific demands and required response times, supported by advanced digital transactional banking tools.

In 2024, 20 new economic groups joined the Corporate Banking portfolio, primarily from the mining, energy, oil & gas, industrial, and mass consumption sectors, including both local and multinational clients. Banco Galicia also enhanced its support for value chain financing through fully digital process, resulting in greater monetization and the successful integration of clients’ supply chain into Banco Galicia’s ecosystem.

Furthermore, Banco Galicia continued to lead in structuring intercompany financing operations, maintaining its capital market leadership in both local placements and the domestic leg of international placements. In terms of transaction flows, Banco Galicia launched new digital payment and collection services and onboarded several key corporate clients in the Foreign Trade segment, further strengthening its position in the market.

2.Companies cluster: This subsegment included clients with annual sales ranging from Ps.5.5 billion to Ps.55 billion, covering all economic activities such as industry, commerce, services and mass consumption. The goal is to understand and anticipate clients’ needs, delivering comprehensive financial solutions that support their growth and success.

In 2024, this subsegment maintained a diversified portfolio of approximately 6,655 companies and 3,800 economic groups. These corporate clients were served by specialized executives with deep knowledge of regional economies, operating from Corporate Banking Centers located across the country.

As part of its commitment to digital transformation in Business Banking, Banco Galicia implemented a new client onboarding process, optimized by the personalized guidance of commercial officers. This enhanced process not only accelerates account openings, but also improves the customer experience by offering tailored support from the very first interaction.

In 2024, the subsegment increased large company acquisitions by 12%, adding approximately 3,021 new clients to the Business Banking portfolio.

To expand its regional footprint, Banco Galicia also opened a new business banking center in the province of Misiones, strenghtening its geographic coverage and reinforcing its presence in key regional economies.

In addition, innovative financial products were launched, such as:
•Specialized credit lines secured by vehicle collateral for the transportation of hazardous substances
•An exclusive service channel for truck and bus dealerships and concessionaires.
•A strategic alliance to finance working capital for pharmacies and medical providers.

3.Agribusinesses cluster (“Galicia Rural”): This subsegment has 22,513 clients, composed of agricultural producers and companies across the entire agro-industrial value chain. Banco Galicia supports the development of these clients through a broad ecosystem of digital and agile solutions tailored for the various stages of their operations, while also considering the seasonality of the agricultural business.

Galicia Rural’s financing offerings continue to evolve and expand annually to meet the growing needs of agricultural producers. We believe in the potential of the agricultural ecosystem, and thus offer a wide line of products for the purchase of supplies, machinery, vehicles and livestock - with highly favorable conditions in terms of digital accessibility, simplicity, interest rates, currencies and repayment terms. Notable products and services include daily operations using e-checks, payroll services, utility payments and collection solutions, all available 100% online through Office Banking platform at competitive rates.

Through Nera, Grupo Galicia's digital platform for agricultural payments and financing, clients can finance their campaigns with exclusive credit lines available in Pesos, U.S. Dollars and grains. Producers can browse and analyze offers from over 1,400 suppliers and select the financing terms that best align with their production cycles. In 2024, Banco Galicia placed a strong emphasis on client acquisition, welcoming 3,132 new clients, representing a 32% increase compared to the same period in 2023. Galicia Rural facilitated placements via Nera equivalent to Ps.215,873 billion and US$262 billion, and granted a total of Ps.31,631 billion and US$49 billions in secured loans.

The PUMA Platform reached a milestone by completing its Minimum Viable Product (MVP) for carbon footprint measurement, covering 235,000 hectares across various agricultural activities and regions. This allows for data-driven decision-making and the development of targeted sustainability strategies. Clients who measure their footprint through the PUMA Platform gain access to a "Sustainable Loan Line", which offers preferential conditions for environmentally conscious producers.

Simultaneously, Banco Galicia launched several initiatives to support sustainable financing, including partnerships with Igaris, the Bayer and Viterra Project, and the LDC Sustainable Agriculture Project in collaboration with Syngenta and Nestle.
a.iv) Financial Segment
The Financial Segment includes (i) financial institutions clients, (ii) the public sector and (iii) institutional clients which are described below.
(i)Financial institutions: This subsegment includes local and international banking entities, international organizations, international investors, capital markets participants, and both financial and non-financial companies regulated by the BCRA, with credit card companies among the most relevant players.
On the international front, Banco Galicia mantains relationships with correspondent banks, international credit agencies, official credit institutions, and export credit insurance companies. Domestically, Banco Galicia’s clients include banks, financial companies, brokerage firms, and other entities involved in financial activities.
At the local level, financial institutions continued to show ample liquidity, with sporadic interbank credit operations. Banks began to manage maturity mismatches by reallocating Pesos placements from overnight repos with the BCRA to slightly longer-term treasury bills. LACs (Local Asset Classes) continue to see high volumes of Fixed Income operations as instruments to access parallel exchange rates.
In the international context, following December 2023 devaluation and a decline in the economic activity driven by the anti-inflation plan, there was a decrease in demand for foreign funding for import financing. This reduced demand was primarily met through credit lines from correspondent banks and multilateral credit institutions.
(ii)Public Sector: This subsegment comprises the National, Provincial and Municipal governments, as well as State-Owned companies, Public Universities and Educational Institutions, Savings Banks, Schools and Social Security Organizations, among others.

In 2024, due to national economic measures, investment balances were negatively impacted by the decline in co-participation transfers and locally generated revenues in provinces and municipalities. This context led to a greater demand for credit and financing, which in many cases outpaced actual infrastructure needs.

With respect to state-owned companies designated for privatization -some of which are clients of the Bank- greater clarity is awaited regarding the timeline and specifics of the process.
(iii)Institutional: This subsegment comprises the Bank's clients such as mutual funds, insurance companies, and other institutional investors (e.g., the ANSES) served by the Bank.

This subsegment is characterized by a limited number of clients, but they are highly significant in terms of the volume of financial and capital market operations. Given the scale and intensity of activity, clients in this subsegment prioritize not only competitive pricing, but also high-quality advisory services and speed of execution. The offering is complemented by transactional products (collection payments) and asset custody services, which are particularly relevant in the insurance segment.

In 2024, the institutional subsegment experienced strong deposit growth, along with notable increase in trading volume with clients in the secondary market. This growth was mainly driven by the mutual fund segment, which saw over 65% growth in assets under management during the first half of 2024—with even higher growth rates in fixed-income and money market funds.
b) Trading & Global Markets
One of the main responsibilities of the Office of Trading & Global Markets is the administration and operation of the positions in foreign currency, financial derivatives, liquidity position and securities, public or private, for its own portfolio or intermediation, in the primary or secondary market, with counterparties or clients.
Based on the latest information available in 2024 regarding the secondary market for sovereign bonds, Banco Galicia ranked sixth overall in the Electronic Open Market (MAE) ranking, with a 4.56% market share, making it one of the highest-ranked bank on the list.
In relation to the primary market for fixed income, and according to the latest information available from MAE, in 2024, Banco Galicia occupied the second place in the consolidated ranking (Trusts, Corporations and Sub sovereigns) of amounts awarded, with a market share of 12.6%. According to BYMA, in 2024, Banco Galicia occupied the third place with a market share of 3.24%.
In the foreign exchange market, Banco Galicia got first place in the MAE Ranking, after having operated US$16,939 million, with a share of 17.72%.
Regarding the guaranteed MAE futures market, Banco Galicia got seventh place, trading US$4,817 million with a 15.70% share.
Future Developments for Banco Galicia

As part of the GGAL Corporate Reorganizations, it is expected that Banco Galicia will acquire 99.985% of the shares in Galicia Más in 2025. For further information, see Item 8. “Financial Information”—B. “Significant Changes".

(ii) Galicia Más Holdings
In connection with the Acquisition, we have acquired our interest in GGAL Holdings S.A. (formerly, HSBC Argentina Holdings S.A.), now commercially known as “Galicia Más Holdings,” which is among the market’s leading private financial groups.

Galicia Más Holdings subsidiaries are Galicia Más, Galicia Más Asset Management, GGAL Participaciones
S.A.U., GGAL Seguros S.A. and GGAL Seguros de Retiro S.A.

a) Galicia Más

To better serve each of its segments and operations, focusing on their specific characteristics and needs, Galicia Más is organized into the following business units:

•Retail Segment
•Wholesale Segment
•Market Segment
•Treasury
Retail Segment
The strategic vision for the retail banking business is based on the following pillars:

•Growth of the client base;
•Continuous improvement in the quality of customer service at all points of contact;
•Adaptation of financial product and service offerings to meet the populations and segments Galicia Más wants to promote;
•Encouragement of asset placement in the client portfolio, aiming to target clients with the products that best meet their needs;
•Deepening the use of digital products for regular transactions, as well as for the purchase of new products, providing clients with new channels through which to access these products; and
•Promotion of specific investment products for each segment, such as mutual funds, general and life insurance.

To date, the main actions Galicia Más has carried out to achieve its retail and banking business objectives were:

•Aligning Galicia Más’ commercial strategy with Banco Galicia’s new approach;
•Defining a new customer service model and aligning incentive schemes accordingly;
•Improving processes and systems to enhance customer service and service quality;
•Promoting and developing the use of remote channels, including the implementation of a new Online Banking system fully aligned with the Mobile platform; and
•Training the commercial and operational platform to ensure quality in customer service and advice on issues related to the prevention of money laundering, among others.

To meet its retail banking customers' needs, Galicia Más offer a full range of products and services.

Branch network

During 2024, the strategy for the retail banking branch network focused on supporting both customers and employees in light of the announcement of the Acquisition of Galicia Más by Grupo Galicia. Galicia Más took a proactive approach in reaching out to customers, maintaining close contact and incorporating new equipment and technology to enhance the customer experience. This was reflected in the results of customer satisfaction surveys, which showed an improvement compared to the previous year.

Loans and deposits

Regarding payment methods, Galicia Más has implemented innovative solutions to enhance its customers' experience and value proposition, such as:

•Apple Pay and GPay wallets;
•Viewing sensitive credit card data;
•Card activation from the Mobile App and Online Banking;
•Credit card balance transfers from Mobile/Online Banking, allowing customers to transfer card balances from other banks to Galicia Más; and
•Improvements to the credit card payment experience through the bank's digital channels.

Additionally, Galicia Más continues implementing activation, increased consumption, and portfolio loyalty programs aimed at encouraging its customers to use their cards more frequently and, primarily, to have lower purchase limits.

In respect of transactional products, new products and improvements to management processes have been implemented, such as:

•Offering new product packages with exclusive benefits,
•Improvements to the management of collection and bonus processes,
•Special benefits offered as part of the customer retention program.
•Enhancements to the management and control process for safe deposit boxes.
•Sales campaigns for product packages in the marketplace.
•New regulatory products such as CERA accounts (for their acronym in Spanish, 'Cuentas Especiales de Regularizacion de Activos'), created as part of the Government’s asset regularization (blanqueo de activos) campaign.

In respect of investment products, the following improvements were implemented:

•Enhancement to the Investment App
•Implementation of CEDIP (an electronic certificate for time deposits and investments)
•Offering fixed-term interest rates by segment on digital channels

Regarding the loan business, in 2024, there was significant growth across all product lines due to the commercial focus and lower market rates.

In respect of personal loans, in 2024, the loan base grew from 70,000 to 100,000 units, while the portfolio increased from 51 million to 284 million. Financing Line for the Productive Investment of MSME was launched for the individual segment, and open market sales were implemented through digital channels. A broad offering base was maintained across all sales channels.

In respect of pledge loans (prestamos prendarios, a product typically used for the purchase of new vehicles), in 2024, Galicia Más extended a total of 28,000 loans. New credit lines for both traditional and SME customers were launched, in line with the market growth, resulting in an increased share of financing for new cars (0Km). Overall, Galicia Mas maintained a competitive offering, which supported the continued growth of its business.

In respect of discount code loan segment (i.e., loans with installments directly deducted from salaries or pensions), in 2024, the loan base grew to 9,000 loans, reaching a record sales level. Meanwhile, in respect of mortgage loans, the UVA loan line was launched, on competitive market terms.

Regarding benefits, promotions, and discounts, Galicia Más has signed new agreements with major brands in key areas such as fuel and tourism. Towards the end of 2024, it began to consolidate strategies with Banco Galicia to provide the best overall experience for their customers.

Customer Experience

During 2024, a customer retention program was relaunched to manage cancellation requests from all customers. To achieve this, various tools were employed, including improvements to product pricing, rate optimization, and the possibility of cost discounts, among others.

Additionally, using a predictive model, Galicia Más identified low-potential clients and proactively contacted them to renew their commitment and deepen their relationship with Galicia Más.

Furthermore, Galicia Más continued to make progress with the 'Customer Experience Improvement Program', coordinating initiatives focused on the digitalization of transactions, the implementation of new automated service channels, and improving the overall customer experience.

Moreover, Galicia Más continues to work together with the Legal Department in the management and monitoring of complaints originating from Consumer Protection agencies, and with the Compliance Department in the analysis of regulatory issues that directly impact the protection of financial services users.

SMEs

During 2024, the Retail Business Banking (RBB) strategy had three (3) main objectives: customer loyalty, retention, and profitability. To achieve these objectives, the following actions were highlighted:

•Relaunch of Galicia Más' marketing campaign, aimed at positioning the bank as one that seeks to meet the specific needs of this segment, empathizing with the complexity of developing an independent business,
•Simplification of the subscription process for online banking for businesses, making it easier for customers to access banking services,
•Introduction of a new cashback proposal that rewards customers based on their level of engagement with the bank,
•Portfolio management and proactive outreach campaigns focused on developing and protecting customers with greater reciprocity and potential,
•Proactive offers to cancel and extend credit lines at preferential rates for customers, maximizing their engagement with the bank
•Networking meetings with customers and officials from across the country to strengthen relationships and foster collaboration.

As a result of these actions, both the active and passive portfolios continue to expand above inflation throughout 2024. For 2025, Galicia Más´ main focus will be the successful integration with Banco Galicia, maximizing the volume of customers and business retained, and ensuring a frictionless migration process for their clients.

Marketing

After the Acquisition, our marketing initiatives focused on the following:

•Removal of the HSBC Brand: From third-party spaces such as retail stores, payroll companies, sponsorships, etc.
•Neutralization of Branding in Branches: Including the lobby, interior, offices, cash registers, etc.
•Rebranding of Physical and Digital Materials: With the new Galicia Más brand launched in LD1.
•Implementation of the Customer Communication Plan: To ensure customers were informed and reassured during the transition.

Digitalization

By the end of 2024, more than 93% of customers in this segment were registered on digital channels, and over 78% of customers had been digitally active in the last 30 days.
Wholesale Segment
Wholesale Banking is comprised of the following divisions:
•Small and Medium-Sized Enterprises (Business Banking & MME)
•Corporate Banking,
•Financial Institutions and the Public Sector (FIG & Public Sector)
•Multinationals and Local Subsidiaries (ISB & Multinationals)

In turn, it is divided into the following product management areas:
•Loans (LTM)
•Transactional Banking (GPS)
•Foreign Trade (GTRF)

•Corporate Debt (DCM)
•Support Areas: Business Management, Risks and Marketing.

In connection with the Acquisition, a customer communications plan was implemented, accompanied by a specific fraud campaign. In addition, the Online Banking for Business and Mobile Banking for Business digital platforms were rebranded.

Regarding foreign trade activity, some existing restrictions on imports began to be relaxed, and this effect led to a 4% growth in the overall import and export market volumes compared to 2023. Our total market share was 7.5%, placing us number 6 in the ranking, dropping one position compared to the previous year, mainly impacted by 4Q volumes, due to the sale of the entity.

Digitalization

Galicia Más continues to focus on digital solutions for corporate clients, through the Online Banking for Business (OBE) platform and the platform's Mobile application.

We plan to continue to digitalize transactions, processes, and procedures, improving the digital experience and promoting customer self-management.
Market Segment and Treasury
Markets and Treasury division is comprised of the following areas:
•Balance Sheet Management
•FX and Fixed Income Trading
•Corporate and Institutional Sales
•Institutional Custody Services
•Treasury and Markets Operations
•Business Management and Risk.

From the Treasury and Markets department, Galicia Más continued to play a leading role in the FX and Capital Markets during 2024. Galicia Más was an active participant in the Electronic Open Market (MAE) trading currencies, bonds, and various derivative products. It also participated in the Bolsas y Mercados Argentinos SA (BYMA) market for fixed-income products, and in the Rosario Futures Market (ROFEX) for currency futures trading.

Managing Risks Intelligently

The Treasury and Markets team worked closely with other business areas of the organization to offer clients comprehensive financial solutions, meeting the highest quality standards, managed Galicia Más´ risks intelligently, and fully complied with the dynamic regulatory environment in which Galicia Más operates.

b) Galicia Más Seguros

Galicia Más Seguros and Galicia Más Seguros de Retiro

After the Acquisition, we now offer life insurance and retirement insurance through Galicia Más Seguros and Galicia Más Seguros de Retiro, respectively.

The most important product lines are:

•Individual Life Insurance: The Savings Life Insurance and Universal Life Insurance products are whole life plans that provide financial protection in the event of death, or in the event of any of the additional coverages purchased by the Policyholder/Insured. These plans and also allow for savings. The company also offers Term Life products, the Family Plan (a pure life insurance policy with no savings component), and the individual Personal Accident Insurance Plan.

•Group Life Insurance: Insurance plans are offered under a single contract, providing coverage to a group of people who maintain a pre-existing relationship with the policyholder, not linked to the contract. The most important products are: Group Life for Businesses, Group Personal Accident Plan, Burial, and Balance Due.

•Individual Retirement Insurance: This insurance is an instrument that allows you to accumulate funds to generate future income or obtain a fund for a specific purpose.

Retirement plans are flexible; the contribution amount is defined at the time of contracting the policy and can be modified over time according to the insured's savings capabilities and their goals for the plan. Furthermore, if the insured decides to suspend contributions, the accumulated funds can continue to capitalize on the policy without having to cancel the contract.

•Collective Retirement Insurance or Pension Plans: These plans are specifically designed to meet the unique needs of each company and its employees. The benefits are consistent with the company's policies and appropriate to its economic and financial capabilities, as well as the plan's objectives.

Future Developments for Galicia Más Holdings

As part of the GGAL Corporate Reorganizations, it is expected that Galicia Más Holdings will be dissolved without liquidation in 2025. For further information, see Item 8. “Financial Information”—B. “Significant Changes".
iii) Naranja X
Consolidated as one of the most important local fintech companies, Naranja X develops products, services and functionalities to manage personal finances. It seeks to offer the best experience and promote financial inclusion.
Naranja X is committed to providing financial solutions that facilitate and promote a good relationship between people and their money. Naranja X aims to create opportunities for millions of people in Argentina who are excluded from the traditional financial system and access to credit. With 41 years of history, it has evolved from Salto 96, a sports store, to become the most chosen credit card in Argentina, and, since 2019, to become Naranja X, a comprehensive platform of financial products and services.

Through its app, digital channels, and more than 100 branches throughout the country, Naranja X offers an agile, efficient, and personalized experience. This allows people to make transactions, pay for services, manage their cards, and enjoy exclusive promotions and access to loans and insurance.
During 2024, associated with the credit card business, Naranja X issued 3.7 million account statements, an 18% increase compared to 2023. Additionally, Naranja X reached 4.3 million active users, adding 100,000 new users per month with a 95% digital sign-up rate and authorized 10.1 million credit cards, including Naranja X Classic, Naranja X Visa, Naranja X MasterCard, and Naranja X American Express. Finally, Naranja X's annual transactions increased by 30%, while average monthly consumption for the year reflected a 75% increase in real terms when compared to 2023.
In terms of savings accounts, during 2024, Naranja X registered an 86% growth, with more than 6.4 million active account users. Additionally, Naranja X achieved an 11% increase in the number of transactions per user. Naranja X reached a record balance of Ps.1,154 billion, achieving a year-over-year real growth of 278%. The issuance of physical debit cards reached 6.2 million, while virtual cards experienced an 89% increase among active users. Naranja X increased the number of consumer transactions by 67%.
iv) Galicia Seguros
Grupo Galicia operates its insurance business in Argentina through Sudamericana Holding and its operating subsidiaries, i.e. Galicia Seguros, Galicia Retiro, Galicia Broker, Well Assistance and Sudamericana Seguros. All these subsidiaries operate exclusively in Argentina and their total premiums and surcharges amounted to Ps.376,468 million in 2024.

Galicia Seguros offers property, casualty and life insurance to customers. Its property and casualty offerings mainly include home, theft, automobile and fire insurance, as well as general liability coverage and coverage for other minor risks such as theft insurance. In respect of life insurance, Galicia Seguros' offerings include group life, personal accident insurance.

Galicia Broker and Well Assistance act as insurance brokers for the products offered by Galicia Seguros, while Galicia Retiro offers individual annuity products.

Sudamericana Seguros offers a variety of insurance coverage products, including property, casualty, and life insurance.
v) Other Business
Fondos Fima
Since 1960, Asset Management has been dedicated to the administration of the Fima Common Investment Funds, which are distributed through the various commercial channels of Banco Galicia. It offers a wide range of investment funds designed for each investor profile, allowing all types of investors to easily access the capital market through the various Fima funds.
For more information, please see “Sales and Marketing” – "Investments" - “Fima Funds”, below.
Inviu
Inviu is a financial services company using technology to create a distinctive investment experience in Latin America. Its platform enables independent advisors to offer the best products and services, facilitating the management and growth of their business.
For more information, please see “Sales and Marketing” – “Investments” - “Inviu”, below.
Galicia Securities
As one of the main settlement and compensation agents (ALyC, for its acronym in Spanish: Agente de Liquidación y Compensación), Galicia Securities offers unbanked financial products and services to its customers through an integrated value proposition.
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
Galicia Ventures
Galicia Ventures aims to bring innovation closer to Grupo Financiero Galicia by fostering relationships with startups while simultaneously supporting their growth.
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
i) Banking
Banco Galicia
Banco Galicia faces significant competition in all of its principal areas of operation from various entities, including foreign banks operating in Argentina (mainly large retail banks which are subsidiaries or branches of banks with global operations), Argentine national and provincial government-owned banks, private-sector domestic banks, cooperative banks, non-bank financial institutions as well as digital banks and virtual wallets.
Regarding private sector customers, Banco Galicia's main competitors are large foreign banks and certain domestically owned private sector banks. Banco Galicia also faces competition from government-owned banks. Despite this competitive landscape, Banco Galicia has maintained a growing trend in its share of the deposit market in recent yea.
Banco Galicia’s estimated market share of private-sector deposits in the Argentine financial system was 13.63% as of December, 2024, as compared to 8.81% as of December, 2023 and 9.10% as of December, 2022.
With respect to loans extended to the private sector, Banco Galicia’s Argentine market share was 15.73% as of December 2024, compared to 10.75% in December 2023 and 11.82% in December 2022, according to information published by the BCRA.
According to the BCRA, as of December 31, 2024, Banco Galicia was the largest private-sector bank in Argentina as measured by its assets, loans and deposits.
Banco Galicia believes it has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, Banco Galicia considers itself one of the primary providers of financial services to individuals, the primary private-sector institution serving SMEs, and has traditionally maintained a leading position in the agriculture and livestock sector.
Galicia Más
Galicia Más’s estimated market share of private-sector deposits in the Argentine financial system was 2.95% as of December, 2024.
With respect to loans extended to the private sector, Galicia Más’s Argentine market share in Argentina was 3.05% as of December 2024, according to information published by the BCRA.
As of December 31, 2024, Galicia Más ranked as the 10th largest private bank in the Argentine financial system, according to the BCRA.
Argentine Banking System
As of December 2024, the Argentine financial system consisted of 74 financial institutions, of which 61 were banks and 13 were non-bank financial institutions (i.e., finance companies). Among the 61 banks, 13 were Argentine national and provincial government-owned or related banks. Of the 48 private-sector banks, 35 were domestically owned and 13 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks).
Consolidation has been a dominant theme in the Argentine banking sector since the 1990s, with the total number of financial institutions declining from 214 in 1991 to 74 as of December 2024.
Top Banks in Argentina
As of December 31, 2024, the top 10 banks in Argentina, in terms of total deposits, were:
1.Nación
2.Banco Galicia
3.Santander
4.Provincia
5.BBVA
6.Macro
7.Ciudad

8.Credicoop
9.Industrial
10.Banco Patagonia.
Banco Nación, Banco Provincia and Banco Ciudad are government-owned banks. Banco Galicia, Banco Macro and Banco Credicoop are locally owned while the rest are foreign-owned. These top 10 banks hold 77% of total deposits in the Argentine financial system while the other entities hold the remaining 23%.
Loan Distribution

In relation to loans, the same 10 banks appear in the top positions, with the exception of Credicoop and Banco Ciudad, which are replaced by Supervielle and Galicia Más. These banks hold 79% of total loans in the Argentine financial system.
Government-owned Banks
As of December 31, 2024, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación and Banco de la Provincia de Buenos Aires. Under the provisions of the Financial Institutions’ Law, public-sector banks have comparable rights and obligations to private banks, except that public-sector banks are:
–usually chosen as depositories for public-sector revenues
–promote regional development
–certain public-sector banks have preferential tax treatment.
The bylaws of some public-sector banks provide that the governments that own them (both national and provincial governments) must guarantee their commitments.
Foreign Banks
Foreign banks continue to have a significant presence in Argentina, despite the number of these financial institutions decreasing from 39 at the end of 2001 to 15 as of December, 2024. Their share of total deposits has decreased since the 2001-2002 financial crisis while the share of domestic private-sector banks has increased.
Sector Focus
The Argentine banking sector focuses on transactional business and lacks a robust supply of medium and long-term lending. Local financial system deposits and loans are equal to 12.9% and 8.8% of the Gross Domestic Product (GDP) respectively, well below the same ratios for other countries in the region.
ii) Naranja X
In the consumer loan market, Naranja competes with Argentine banks and other financial institutions that target similar economic segments within the credit cards market. The main players in this segment include Banco Supervielle, Banco Comafi, Banco Patagonia, Banco Credicoop, Banco Macro, Banco Ciudad (Buepp), Banco Nación (Nativa card), Banco Provincia (Cuenta DNI), Banco de Córdoba (Cordobesa card), Cabal card, CFA (Efectivo Si), Banco Del Sol, Banco Santander, Brubank, Wilobank, Micro Sistemas (Personal Pay), Bibank and Reba. Historically, certain international banks with a presence in Argentina have attempted to enter this market but have largely been unsuccessful.
To compete effectively at both national and regional levels, Naranja targets low- to middle-income clients by offering personalized services in each region and focusing its commercial efforts on these segments. While other Argentine credit card issuers and consumer loan providers primarily generate revenue from interest on outstanding personal loans and credit card balances, Naranja benefits from additional income sources, including merchant fees and commissions. This diversified revenue model allows Naranja to offer competitive pricing and financing terms.

The company's extensive distribution network, has enabled Naranja to establish a strong local presence in every province of Argentina. Naranja believes that its diversified and stable funding sources, extensive branch network, robust information technology infrastructure, relationships with over 120,000 average annual active merchants, and strong brand recognition provide a competitive advantage. These factors help consolidate and expand its market share while making it challenging for new players to compete effectively on a national scale.
iii) Galicia Seguros
Sudamericana Holdings

Sudamericana’s subsidiaries face significant competition in the Argentine insurance industry. As of December 31, 2024, the industry was comprised approximately 185 insurance companies, 12 of which were dedicated exclusively to annuities. Among these companies are subsidiaries of foreign insurance companies and some of the world’s largest insurance companies with global operations.
During 2024, the insurance industry experienced a slowdown. Production amounted to Ps.15,802,380 million, which was 5.3% lower than the level recorded for the previous year. Out of the total insurance production in 2024:
–87% related to property insurance
–12% related to life and personal insurance
–1% related to retirement insurance.
Within the 87% corresponding to property insurance, the automobile insurance segment continues to be the most significant, representing 48%, followed by the workers’ compensation segment, representing 26%. Within the life insurance segment, the group life insurance segment was the most significant, representing 57%, followed by individual life insurance, representing 29%, and personal accident insurance, representing 14%.
As of December 31, 2024, based on internal studies, it is estimated that Sudamericana ranked:
–Sixth in terms of net premiums for personal accident insurance contracted.
–First in net premiums for home insurance.
–Second in net premiums for theft insurance contracted.
–Twelfth in motor insurance.
–Tenth in terms of net life insurance premiums.
B.3. Sales and Marketing
i) Service Channels
Grupo Galicia’s subsidiaries interact with their customers through a variety of marketing channels, tailored to meet specific customer needs.

The strategy of the customer service model of Grupo Financiero Galicia is aimed at allowing its customers to access Grupo Financiero Galicia’s companies services (e.g. Banco Galicia, Naranja X and Galicia Más Seguros, among others) through all the service channels provided. This approach enables customers to operate both assisted and self-managed channels, with a strong focus on digital channels as well.

Customer Service Principles and Guidelines
Banco Galicia has the following customer service principles and guidelines:

–Customer Service 24x7: Always available. The Bank's goal is to always be available for its clients. Banco Galicia has developed digital solutions that enable clients to self-manage their accounts and has improved assisted service centers to provide an outstanding experience in every interaction. As part of these digital solutions, the Bank introduced the "Chat 24x7" initiative, becoming the first Argentine bank to provide assistance to customers every day at every hour. Additionally, Banco Galicia developed tools and solutions for clients to self-manage their information needs.

–Problem Solving: Provide assertive responses upon first contact. Provide assertive responses upon first contact. This principle involves providing an assertive response to the client upon first contact. To achieve this, Banco Galicia worked together with its Planning and Customer Experience departments to determine the impact that problem-solving upon first contact can have on the customer's experience.

–Experience: Achieve customer satisfaction at every interaction.

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
The chart below sets forth Grupo Financiero Galicia’s branches as of December 31, 2024.

As of December 31, 2024
Branches (number)
Banco Galicia	290
Galicia Más	101
Naranja X	116
Galicia Seguros	14
Telephone and digital attention
The Banco Galicia telephone and digital call center is available to serve its customers continuously from Monday to Sunday 24 hours a day (24x7). Call center officers assist clients who are referred to Fonobanco IVR (i.e. the automated call center focused on addressing clients' problems) and manage various contact channels, including chat through online banking, WhatsApp and email.

In 2024, the IVR reached a traffic of 544,260 interactions, adding new self-management capabilities to support customers and provide immediate solutions for critical needs. For example, customers now have the ability to:
–Block their accounts in case they notice any suspicious activity
–Unblock their accounts when they are sure there are no problems
–Approve a purchase or payment initially rejected for fraud prevention to retry the transaction

Additionally, the NAVE telephone line was launched, to support the positioning strategy of the new brand and ensure good customer service for NAVE customers. The focus continues to be on synchronous digital contactability via WhatsApp/chat.
Conecta
Conecta is a hybrid service channel designed for priority income clients, specifically those who are part of the Eminent or SMEs subsegments of Banco Galicia. Conecta executives have an assigned client portfolio, focusing on customization and development to meet the specific needs of these clients.

Social Media Networks
Banco Galicia uses social media platforms to achieve the following objectives:
•Inform (40%): Promote self-management by sharing content about new launches, regulations, holidays, and more.
•Educate (30%): Reinforce basic concepts and introduce new product launches, including topics such as computer security, financial education, and investments.
•Connect (30%): Engage with the audience by sharing content on benefits, special dates, sustainability, and trends.
Through relatable content provided via Facebook, Instagram, Twitter and Youtube, Banco Galicia focuses on:
•Financial education: Educating the community to help them "do more with their money" and solve everyday life issues through the Galicia App.
•Cybersecurity: Moving beyond the concept of "alert" or "care" towards a concept of awareness. Clients receive information on what they can do and tips to keep in mind when browsing the Internet or receiving suspicious information.
•Sustainability: Highlighting the most notable sustainable actions carried out during the year.

In 2024, Banco Galicia created new advertisements featuring the character "Ratón Perez" to explain "how to make the most of your money." This popular character, well-known by the public, was chosen to share news from Banco Galicia. Additionally, the concept "Tenes Galicia" continued, combining humor and the character's rapport with the public to position the bank as an ally in people's daily lives.

During 2024, Naranja X focused on addressing customer concerns and needs related to financial management. In digital communities on social media platforms such as Instagram, Facebook, and Twitter, product news was announced along with advice for better financial management. Promotions for different payment methods were shared, including raffles for tickets to football matches, generating feedback and increasing interaction within the communities.

Financial education through social media networks was a fundamental strategy for achieving greater closeness with clients. Practical knowledge was shared in various communities, enabling people to have greater control over their daily finances and plan their projects. This content was primarily showcased in the blog "Hablemos de plata" and on social networks through educational content and reels generated with influencers, covering topics such as planning, financing, taxes, and investments.

This educational content was complemented with simple advice on how to protect oneself from scams and avoid risks when operating online. To make it more accessible and engaging for users, memes and various formats were used.
Indirect Channels
Banco Galicia has the following indirect channels to enhance its reach and service delivery. These channels include:
•Telemarketing: This channel is dedicated to acquiring new customers and businesses, as well as selling loans through call centers. Banco Galicia focuses on providing the best experience by bringing its solutions to the entire country and ensuring the quality of its services through client feedback and reinforcing good market practices.
•Assisted Links: This commercial channel is exclusively dedicated to acquiring companies and SMEs that leave their data on the Galicia Portal. The team provides tailored advice focused on the benefits of operating with Banco Galicia.
•Third-party channels: This channel focuses on integrating Galicia Services with the physical and/or digital content of partners. The aim is to imbibe Banco Galicia Services into these platforms to improve the daily lives of more people.
•Correspondents: This channel is dedicated to managing cash flow, credit card payment collection, and the payment of ANSES through third parties.
Self-managed channels

Self-service contact channels offer an efficient and personalized support experience, allowing customers to resolve their banking needs quickly and autonomously through digital and telephone channels.
Online Banking and App Galicia
Galicia App is the mobile online banking app for Banco Galicia. It allows clients to manage their day-to-day banking needs in one place, enabling them to send and request money transfers, make payments with a QR code, withdraw cash without a card, pay for services, request loans, make investments, purchase insurance coverage and control their expenses.

During 2024, Banco Galicia had the following highlights:
•Dollar Transactions: The possibility of buying and selling dollar bills is offered through Online Banking and the Galicia App from 10 a.m. to 10 p.m.
•Credit Card Management: Management of rejected credit card purchases from the App (iOS).
•Discounts: Discounts on various brands or services just for having a 100% fee-free digital account and paying for the services directly through the Galicia App.
•Wallet and MODO Services: Use of the wallet and MODO services through the Galicia App, including sending money to cell phone contacts, requesting money through a link sent to one or more cell phone contacts, paying by QR, enrolling all eligible payment methods for use in the Galicia App, and paying through accounts (PCT) for cases of interoperability.
•Contactless Payment for Android Devices: Via your mobile device by holding it close to the merchant's terminal (if the Galicia wallet is the preferred one) or by logging into the App and holding it close in the same way.
•Contactless Payment for Apple Devices: Via your mobile device (by holding it close to the merchant's terminal) or via your smartwatch.
•Exclusive Promotions: When paying through NAVE.
•Personalized Professional Assistance: Included for users.

Online Banking is a web-based online platform that Banco Galicia offers to clients in its Retail Segment. Through this platform, clients can pay for services, make transfers, view and download account transactions, consult their available credit cards, apply for personal loans, invest in Fima Funds and apply for insurance. In 2024, Online Banking added a new flow of securities transfer, allowing customers to complete it 100% digitally through Online Banking.
Office Banking
Office Banking (the "Office Banking platform") is a web-based online platform that Banco Galicia offers to clients in its Wholesale Segment. Banco Galicia has promoted self-management, and the Office Banking platform allows companies to carry out a credit assessment of themselves with just one click. The platform offers the Bank's clients the ability to manage their businesses from any location, both through its website and mobile versions. Banco Galicia continues to make technological improvements to offer more robust solutions to companies and add new functionalities to the Galicia Office App.

Developments and Improvements in 2024:
•General Overview Improvements: Enhancements were made to provide a more comprehensive and user-friendly interface.
•"Loan at Your Own Pace" Line: This new financing option is available to SME customers, allowing them to receive money instantly and make payments in flexible installments adjustable to their sales.
•Enabling Settlements in Office Banking platform: This feature provides greater visibility and transparency to merchants. They can track the volume operated and the percentage of investment they assume for the previously granted refund, helping them better manage their finances.

These improvements were implemented with a special focus on meeting the needs and requests of customers, ensuring that the platform remains responsive and effective in supporting their business operations

Naranja X App
Naranja X App is focused on delivering financial solutions that facilitate and promote a positive relationship between individuals and their finances. By simply downloading the Naranja X App, users can access their accounts and start enjoying the benefits it provides, including the ability to apply for and use debit and credit card, as well as access a remunerated account that offers returns on deposited funds- enabling their money to grow without fees or associated risks.

During 2024, the app continued to be enhanced to offer customers additional benefits. Key developments included:
•Remunerated account: Customers can benefit from a remunerated account that generates returns from the money deposited, allowing it to grow without costs or risks.
•"Tu Balance" Section: This new feature provides information on an individuals income and expenses broken out by category, helping clients organize their personal finances more effectively.
•New Categories of Movements: The app incorporated new categories for payments made with QR codes and debit cards.
•"Jars" Feature: Customers can deposit money into "jars" for a certain period, allowing it to generate interest.

Performance Highlights:
•QR Transactions: Naranja X saw a more than fivefold increase in QR transactions.
•TAP Collection Transactions: The app reached an average of over 20,000 TAP collection transactions per month.
•PIX Transactions: The app recorded more than 800 PIX transactions per month.

These enhancements and performance metrics demonstrate Naranja X's commitment to providing innovative financial solutions and improving the user experience.
Galicia Retail Help Section
The main objective of the retail help section is to serve as the primary consultation channel for Banco Galicia's customers when they have questions about the operation of its products. This section is available across all digital channels, including Online Banking, the Galicia App, Galicia.ar, and is also accessible via Google.

In 2024, Galicia implemented a feature that provides contextual help options based on the section the client is browsing. This help option, presented in the form of an icon, is designed to accompany the client throughout their navigation, both in the App and in Online Banking. This ensures that customers receive the assistance they need precisely when and where they need it, enhancing their overall user experience.
Help Section Office Banking Galicia
The main objective of the wholesale help section is to serve as a self-managed response channel for client's needs for updated information on the use of Office Banking platform's products and operations.

In 2024, the assistant was made available for use by all customers. Its main objective is to support customers during their navigation in Office Banking platform and in the App, allowing them to immediately answer their questions and resolve issues on the same platform where they are conducting their transactions. For example, customers can address complaints about incorrectly charged fees with online accreditation. This assistant also has the capability to refer clients via chat to an officer who is available 24/7 to support them in more complex situations and resolve their issues.
Gala
Gala is the name of Banco Galicia's virtual assistant. It is available on WhatsApp, Facebook, Online Banking, and the galicia.ar site. The procedures that can currently be carried out through Gala include:
•PIN restoration
•Balance display
•Display of transaction limits and available balances on credit cards

•Display of latest checking account movements
•Provision of latest account PDF summaries/extracts
•CBU and alias consultation and oroof (codes used to identify a person's account)
•Checking credit card closing and due dates
•Card replacement
•Resolution of foreign trade transfer status inquiries
•Check on the status for the delivery of cards
•Requesting credit card redemptions (i.e., opting to pick it up at a branch instead of having it delivered at your home)
•Resolution of FIMA fund balance inquiries.

In 2024, significant work was done on update Gala's "brain" to generate a much simpler interface for customers. This included the introduction of interactive menus, simpler and more direct options, and enhanced bot understanding capabilities. These improvements aim to provide a more intuitive and efficient user experience, ensuring that customers can easily access the information and services they need.
Nixi
Nixi is Naranja X´s virtual assistant. During 2023, Naranja X implemented an in-app chat feature, which allows for 24x7 attention from the bot and 7x16 live attention from a collaborator. This innovation provides a secure environment where clients can receive assistance within the app, making it easier to advise, guide, and offer solutions, thereby enhancing the customer experience on this channel.

During 2024, the channel grew by 400%. “In-app messages” were implemented, allowing messages to be made available to customers directly within the app. This channel maximizes contact with customers, unlike other similar channels, by reaching a larger audience and accelerating conversion due to the increased effectiveness of communication.

These enhancements demonstrate Naranja X's commitment to providing efficient and effective customer support through innovative digital solutions.
Laia
Galicia Seguros has enhanced its BOT "Laia" by adding more sales and after-sales procedures, such as requesting a policy, understanding the scopes of coverages, lodging complaints for losses, and accessing additional services. These improvements have not only enhanced self-management capabilities but also initiated loyalty campaigns.

In 2024, Galicia Seguros focused on merging the chatbots of the integrated companies to provide more clarity and ease for all customers in their self-management processes. Key enhancements included:

•Customer Service Flows for Cars: Added functionalities such as third-party service.
•Simplified Cancellation Process: Developed a new cancellation process to make it easier for users.

These improvements aim to provide a more seamless and efficient experience for customers, ensuring they can manage their insurance needs with greater ease and clarity.
Automatic Channels
The chart below sets forth Grupo Financiero Galicia’s electronic terminals as of December 31, 2024:

As of December 31, 2024
Banco Galicia	1,936
ATMs	729
Self-Service Terminals	1,207
Galicia Más	584
ATMs	271
Self-Service Terminals	313
Naranja X	71
ATMs	71

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
a) Financing
Since 2020, the application and registration processes have been 100% digital, with the goal of allowing all of our customers to proceed without any difficulties or obstacles. This digital transformation ensures a seamless and efficient experience for all users.

Banco Galicia offers loans that are differentiated according to the segment to which the customer belongs (wholesale or retail) and the purpose for which the financing is required. This approach delivers customized solutions that facilitate access to financing in a simple and accessible manner, tailored to each client's profile.
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
During 2024, Banco Galicia developed several new products for both individuals and companies:

•Mortgage Loan for Individuals: This is a UVAs (Unit Value Acquisition) loan that finances up to 80% of the appraised and/or deeded value of customer’s first or second home, with a term of up to 30 years to repay it.

•Loan at Your Own Pace for Companies: This is a bullet loan (interest is paid periodically and the capital at the end of the financing term) with partial cancellations according to the client's invoicing.

In 2024, Banco Galicia financed 516,000 clients with the loans offered, representing an increase of more than 200,000 clients compared to 2023..

Naranja X offers pre-approved personal loans with minimal requirements in a 100% digital manner. These loans are credited on the spot through the Naranja X app or at branches. The loans have no delivery cost, do not affect the available consumption, and are paid in fixed installments in Argentine Pesos.

During 2024, Naranja X achieved exponential growth, and offered new credit products. It managed pricing and terms effectively, allowing for sustainable growth in various contexts throughout the year. Naranja X maintained excellent levels of fraud prevention in the market and developed credit for a significant group of clients who previously did not have access to the financial system.

In 2024, Naranja X granted more than 6.8 million loans, representing 200% growth compared to 2023. This amounted to more than Ps.840,000 million and over 2.0 million clients who received loans.

Finally, Grupo Financiero Galicia promotes a triple impact business model, enhancing its role in sustainable development. This begins with the design and implementation of products that consider the social and environmental aspects of the projects financed. The focus areas include financial inclusion, climate change, diversity, social investment, and impact investment. The following chart highlights certain products offered by this area and their impact in 2024.

PRODUCT	DESCRIPTION	IMPACT
Línea de Financiamiento Sostenible
Aimed at companies from all segments that seek to generate a social and/or environmental impact through good sustainable practices or impact projects. The eligibility of each project is determined according to sustainability criteria and the Bank's own taxonomy based on certifications. and internationally recognized guidelines.
Ps.27,969 million placed.
Fima Sustentable ASG
This is a Peso-denominated fund composed of local assets that contribute to generating returns for investors in the medium to long term through a portfolio containing ESG (Environmental, Social, and Governance) assets issued by entities that consider these aspects. The fund can incorporate: (i) Negotiable Bonds (issued by entities that adhere to ESG practices); (ii) Green and Sustainable Negotiable Securities; (iii) SME Financial Trusts; and (iv) Other Complementary Instruments.
Ps.3,304 million placed.
Loans for people without credit history
With loans from the App, Naranja X finances people who usually cannot access a loan, either because they do not have a credit history, verifiable income, or they are rejected by other entities.
This new product provides a for an increasing number of individuals to access credit.
Ps.8,084 million placed.
b) E-Checks
Banco Galicia previously developed the electronic check (e-check), an instrument that allows companies to make collections and payments online, which continues to be a key tool.
In 2024, Banco Galicia integrated the e-check products into its Office Banking platform to offer customers a more comprehensive experience, accessible even from their mobile phones, increasing the practicality of cash management.

To further improve this product, Banco Galicia introduced new features to enhance user feedback, including a banner that notifies customers when e-checks have been rejected checks, and a help section that guides them on what to do when reviewing each check status. Additionally, to strengthen the security and transparency of the e-check collection process, Banco Galicia enabled branches to block customer's ability to issue e-checks via the Office Banking platform when necessary.
During 2024, a total of 7,984,031 electronic checks were issued.
The Bank's focus on digital transformation has resulted in an exponential increase in the use of electronic checks. In 2024, the issuance of electronic checks increased by 26% as compared to 2023.
c) Insurance
Galicia Seguros offers a wide range of products that provide numerous different insurance coverages, fully addressing the diverse needs of customers based on their occupation, age, or income level.
The insurance products are available to customers of both Banco Galicia and Naranja X, ensuring that Galicia Seguros scope of business covers the entire country and every economic segment. Galicia Seguros offers specific coverage through its broker, ensuring that each customer feels protected and has support they need.
In December 2024, Galicia Seguros had 3,037,778 active policies which were divided in the following types of insurance:

Type of insurance	Amount of policies
Life	759,899
Home	266,791
Personal Accident	485,456
Robbery	442,397
Cars	268,879
Others	814,356
Total	3,037,778
d) Credit Cards
The companies of Grupo Financiero Galicia respond to the needs of their customers with an outstanding offer of services and benefits of credit and debit cards.

Banco Galicia Credit and Debit Cards

Banco Galicia meets the needs of its clients with an exceptional range of services and benefits provided through its Galicia Credit and Debit Cards. Banco Galicia offers Visa, Mastercard and American Express cards, catering to clients across various segments. Some of the products offered include International, Gold, Platinum, Black/Signature cards, each featuring different consumer financing options and exclusive promotions for all their clients.

In 2024, Banco Galicia incorporated new features to facilitate the customer experience with credit and debit cards with a focus on self-management and digital channels with new operations functionalities. The following features are relevant:
•Commercial Cards Self-Managed Post-Sales: Banco Galicia implemented the functionalities for modifying operational limits per card, reporting theft or loss, and blocking 'visa business' and 'corporate cards' from the Office Banking platform, through a 100% self-managed and automatic process.

•Galicia Rural card registration: Users can request 100% self-managed and automatic registration of a credit account and Galicia Rural card from the Office Banking platform, under the channel's preparation and authorization scheme.

•Debit cards purchase denial: This feature allows users to reject debit card transactions from the Online Banking platform in a self-managed way, adding security and transparency to the product.

•Ability to review of credit card rejections: Customer can review their rejected credit card purchases for reasons of insufficient limit, security and paused cards, enabling better management of the product and its respective scope.

•Visa and Amex purchase management: This feature allows customers to authorize purchases that have been rejected for security reasons on the credit cards, enabling them to effectively retry the payment.

•3DS Implementation: For e-commerce transactions, Banco Galicia implemented a third authentication method, which validates the customer's identity at the time of an online purchase, adding security to such transactions.

•Unified limit: Banco Galicia unified the limits for one-time payment and installments payments on each credit card, providing customers with greater flexibility when making purchases. By establishing common limits for credit cards, customers can better understand their spending capabilities and manage their finances more efficiently.

Galicia Más Credit and Debit Cards

See Item 4. “Information on the Company ”—B. “Business Overview”— B.1.ii) “Galicia Más”

Naranja X Credit and Debit Cards

Naranja X is the leading card issuer in the country, offering a wide variety of benefits and facilities. In 2024, it had more than 3,732,400 active clients between its credit and debit cards.

In the current inflationary context, Naranja X supported its clients by increasing their credit limits every month. This was a significant improvement in the purchasing experience for more than 80% of its portfolio, leading to substantial growth in the Point of Sale Terminal ("POS") usage.

In relation to debit cards, Naranja X recorded 63% growth in active users in 2024 and a doubling of consumer transactions. In addition, Naranja X implemented the following benefits as new functionalities:

•Redesigned Card Carrier: The envelope in which the card is sent to the customer was redesigned to include instructions for card activation and mention the benefits most valued by users.
•Virtual Debit Card Renewal in App: Simplified the process for renewing virtual debit cards directly within the app.
•Personalized Physical Card Issuance Process: Modified the process for issuing physical cards to provide a more personalized customer experience.
•Push Notification Service: Implemented push notifications for approved and rejected transactions, with emails indicating the reason for rejection and how to avoid it.
•ATM PIN in App: Enabled users to easily consult their ATM password within the app, reducing password management costs and rejections of withdrawals due to invalid PINs, thereby improving the customer experience.
•Dollar Purchases with Debit Card: Beginning in November 2024, allowed for purchases denominated in U.S. Dollars with a debit card from a savings account in U.S. Dollars.
•Digital Tips and Public Transportation Payments: Streamlined and modernized payments for digital paying tips and public transportation fees through debit cards.

In 2024, Naranja X provided monthly limit increases for 2.2 million customers, resulting in a 19% increase in POS usage in constant currency. Also in 2024, Naranja X issued 10,105,474 credit cards and reached 4,372,832 active customers, of which 3,747,021 are primary cardholders and 625,811 are additional cardholders. On average, Naranja X added 100 thousand new customers each month, with 95% registering through the Naranja X App. These new customers receive a virtual card immediately, and 14% of them used it right away. In addition, Naranja X offers a comprehensive credit card proposal, leading the market with 76% of transactions and a transaction volume of Ps.854 billion.

Naranja X issued 6,209,418 debit cards in 2024, of which 2,235,576 are physical and 3,973,842 are virtual. Of these, 984 thousand are active, with an average monthly consumption of Ps.305 thousand per client. The year-on-year increase in transactions was 67%, while the amount transacted increased by 20% in constant currency.
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

Throughout 2024, customers that made payments via QR codes in different points of sales (e.g. supermarkets, gas stations, restaurants, shopping malls, etc.), were eligible for various cash-back promotions, with the cash-back funds immediately credited back to the customer after payments were made. For such purposes, customers were able to see the available promotions in their mobile through App Galicia or MODO App at the time of payment.

In 2024, the following new features were implemented:

•QR code interoperability: this feature allows customers to scan a QR code and pay directly with a credit card.
•Cardless installments on QR: This implies that customers can get a micro-credit at the time of making a purchase.
•QR code virtual game prizes: during certain periods of the year, this feature allows customers that pay via a QR code to play a virtual game, potentially winning instant credit back.
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

The Purchasing Value Units (UVA) Fixed Term is a Fixed Term in Pesos with the objective to protect capital from inflation. The deposited amount is converted into UVAs taking the UVA price at the time of its constitution. The amount of capital to be received on the maturity date will be the equivalent in Pesos to the amount of UVAs deposited, calculated according to the value of the UVA on that date.

In 2024, phase 1 of CEDIP - authorized by means of Communication “A” 7672, which established that CEDIP would be transferable through an electronic circulation system (SCE) administered by Compensadora Electronica S.A. (COELSA)- was implemented across Banco Galicia’s self-managed channels, Office Banking platform, Online Banking, and the Retail App. A CEDIP, or Certificate of Electronic Deposit and Investment, is an electronic certificate designed for time deposits and investments. This certificate serves as the representative instrument for certain placements, making them electronically transferable, fractionable, and compensable. This innovation significantly expands the investment possibilities available to clients, providing them with greater flexibility and convenience in managing their investments.
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
Private Banking
Private banking provides a differentiated and professional financial service to high net worth individuals, through the management of their investments and financial advice from highly trained officers. Private banking offers its clients a diverse portfolio of domestic financial investments, such as FIMA deposits and mutual funds, public and private securities, shares and trusts in which Banco Galicia acts as placement agent.
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

The Assets Under Custody as of December 31, 2024, amounted to Ps.4,270 billion.
Fima Funds
Galicia Asset Management has a wide range of investment funds designed for each investor profile, which allows all types of investors to easily access the capital markets through the various Fima funds. The market share of common investment funds was 12.90% as of December 31, 2024, increasing 170 basis points (“bp”) as compared to December 31, 2023. The following is a list of the Fima funds offered:
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
11.Fima Mix Dollars: this is a dollar-denominated equity fund designed for risk-oriented investors that seeks to achieve long-term capital appreciation through a balanced portfolio of sovereign bonds, local private bonds, and international equities.
12.Fima shares: the aim of this fund is long-term capital appreciation, achieved by investing in Argentine companies that are members of the S&P Merval panel. The investment policy that was developed with respect to the benchmark index (S&P Merval) is all about accompanying the actual growth of the economy through the selection of stocks with good performance in their indicators.
13.Fima PB shares: this fund is composed of shares of Argentine companies that belong to the “S&P Merval” panel. This index considers the evolution of national and international companies that are listed on the local market. Suitable for investors seeking to follow the benchmark by investing in a portfolio managed by specialists in this market.
14.Fima Sustainable Portfolio FCI ESG: fund denominated in Pesos composed of local assets that contribute to generating returns for the investor in the long term through a portfolio that contains ESG assets issued by entities that consider environmental, social and governance aspects.
15.Fima shares Latin America: this is a variable income fund in Dollars. The investment portfolio is mainly made up of Latin American stocks. This fund’s benchmark is the S&P Latin America 40, which integrates shares of companies from the main economic sectors of Brazil, Chile, Mexico, Colombia and Peru, among others.
16.Fima Fixed Income Dollars: this is a dollar-denominated fixed-income fund designed for moderate-income investors that seeks to achieve medium-term capital appreciation through a portfolio of corporate debt and sovereign bonds.
In 2024, Fondos Fima maintained its leadership in the industry of mutual funds in Argentina, managing a total of Ps.7,351,167 million as of the end of the year. This resulted in a minimal decrease of 3% as compared to 2023.
Banco Galicia, through Fondos Fima, offers various investment alternatives, including Fima Premium, a fund that provides immediate online liquidity with a return similar to that of a fixed-term deposit. Starting in July 2024, all clients were able to transfer funds directly from Fima Premium. Additionally, beginning in October 2024, clients were able to pay for services and purchases with QR codes using their funds available in the Fund. This way, clients could and can have their funds invested 24 hours a day without having to make a prior withdrawal.
Inviu

It is through Inviu that Grupo Financiero Galicia has developed a digital investment platform that allows users, both investors and financial advisors, to manage their portfolios in an efficient, simple and user-friendly way. This platform was launched on the market in October 2020.

Inviu is a B2B2C company specializing in offering brokerage and financial services. It believes that leveraging technology brings an excellent investment experience throughout Latin America. Its proprietary platform enables advisors and investors to access the best investment products and services.

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

In 2024, asset under management (“AUM”) targets were exceeded, achieving a threefold growth for the third consecutive year.

Among other milestones this year, Inviu opened its third office in Latin America. The opening of its office in Peru expands its service boundaries and continues its regional expansion.

Locally, Inviu obtained its Integral ALyC (Integral Community Service) license, and along with its technological development, it was able to add Trading Agents (NAs) to its client portfolio. Inviu achieved more than 2.44 times growth in AUM and a nearly 1.8 times growth in net client revenue.
g) Foreign Trade
Through the Office Banking platform, customers can make payments and manage their collections abroad. The Galicia Comex (Foreign Trade) department offers product and service options tailored to export and import operations, keeping customers continuously informed of the developments in this area. Banco Galicia continues to support its clients in their international businesses through a personalized electronic platform and differentiated funding lines.
Galicia Seguros provides surety policies for various needs, including temporary importation or exportation, differences in law, value or lack of documentation, land transit and replacement of precautionary measures. It also offers surety insurance coverage required to guarantee liabilities before the ARCA (Federal Tax Authority, for its acronym in Spanish). Through its Comex Tribe (i.e. Foreign Trade department), Banco Galicia ensures quality in end-to-end foreign trade operations and compliance with current regulations. The Bank implements a "Call & Ops" service model, where the service circle contacts clients directly, answers their questions, provides advice and resolves any difficulties during the preparation of the corresponding documentation. In 2024, Banco Galicia continued to improve customer contact, enhancing their experience. In 2024, Banco Galicia resolved 98% of its customers' inquiries regarding COMEX transactions within the agreed timeframe, resolving 91% of inquiries on the first contact.
The products and services offered by Banco Galicia in foreign trade are:
•Transfers abroad
•Foreign payment orders
•Export and import tracking
•Export and import letters of credit
•Export pre-financing and post-financing
•Import financing
•Guarantees and stand-by letters of credit

In 2024, Banco Galicia undertook various initiatives to strengthen the financial tools and services provided to companies engaged in international business. These initiatives included a new service model for businesses requiring specialized advice for processing international collections and payments, the evolution of the Office Banking platform to make the digital self-service experience more intuitive and efficient, and the introduction of a new Galicia App channel (retail) for requesting international transfer collections, providing new features on users' preferred channel in their daily work.

The volume operated as of December 2024 was US$32,527 million, while the volume of foreign trade operations was US$21,940, reaching a market share of 23.48%. The volume operated on the Galicia Comex Platform was US$27,470. According to the BCRA Ranking, Banco Galicia was positioned 1st for the volume of trade operations, 1st for the total volume operated and 1st for the number of trade operations as of December 31, 2024.

Galicia Seguros also prioritizes their customers’ needs related to international trade, aiming to provide surety insurance coverage when required to guarantee liabilities before the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos, "ARCA") or the National Customs Administration.
h) Capital Market & Investment Banking
Banco Galicia offers services related to the capital markets and investment products such as:
•Origination and structuring of syndicated and/or long-term debt.
•Financing with multinational credit entities
•Project Finance
•Issuance of Negotiable Obligations
•Sub-sovereign Debt Letters and Titles
•Financial Trusts
•Takeover BID Agent

During 2024, Banco Galicia continued to strengthen its position in the Argentine Capital Markets and Investment Banking sector by structuring a wide range of financial products specifically tailored to the needs of the Corporate, SME, and Financial Banking segments.

In 2024, Banco Galicia reached the first place in the CBONDS primary issuance ranking based on the number of issuances, in collaboration with the main market underwriters and placement agents. The Bank participated in over 148 issuances of different instruments, including Negotiable Obligations, Sub-sovereign Bills, and Financial Trusts. Issuances in Pesos totaled Ps.885,582 billion as of December 31, 2024. Notable transactions included Arcor Class 23 issuance for Ps.66 billion – the largest peso-denominated issuance of the year– Naranja X's Class 61 Negotiable Obligations issuance for Ps.35 billion, and IRSA's Class 19 Negotiable Obligations issuance for Ps.26 billion.

With an improved macroeconomic environment in 2024, access to international markets and hard-dollar issuances gained renewed relevance, totaling US$7.809 billion. This figure includes both new financing operations and the management of existing corporate debt. Noteworthy issuances included YPF's US$800 million Class XXVIII International Negotiable Bonds and Pan American Energy's US$400 million Class XXI Negotiable Bonds, with Banco Galicia acting as local placement agent in both cases.

During the first half of 2024, there was significant interest in hedging instruments, particularly those linked to exchange rate volatility (dollar-linked) and inflation (CER and UVA-adjusted). Banco Galicia participated in placements totaling US$9.08 billion in dollar-linked instruments and US$29 million in UVA-denominated instruments. Significant transactions included Compañía General de Combustibles’ Class 35 Negotiable Bonds for US$149 million, and YPF Energía Eléctrica’s Class 16 Negotiable Bonds for US$98 million aimed at financing working capital.

In 2024, Banco Galicia also reinforced its commitment to SMEs, participating in transactions exceeding US$303 million, primarily in dollar-linked and adjustable instruments, along with Ps.54.428 billion in peso-denominated issuances. Notable SME issuances included Promedon’s first Negotiable Obligation for Ps.2 billion and Autotransportes Andesmar’s inaugural market issuance of Ps,600 million.

In alignment with its commitment to sustainability, Banco Galicia acted as underwriter and arranger in debt placements aimed at financing green, social, and sustainable projects. Key transactions included YPF Energía Eléctrica's Class 14 and Class 15 Green Negotiable Bonds for US$29 million, Genneia's Class XLIII and Class XLIV Negotiable Bonds for US$33 million, and Sumatoria's Class V Negotiable Bonds for US$800 million. Banco Galicia also structured 10 transactions, including syndicated loans, joint restructurings with other leading financial institutions, and bilateral loans to large corporate clients.

Furthermore, the Bank signed committed credit lines with key clients to guarantee liquidity amid market volatility, amounting to Ps.170 billion across 10 transactions, primarily within the financial and oil and gas sectors. Additionally, Banco Galicia structured five bilateral loans totaling US$110 million and Ps.30 million.
i) Benefits
With the purpose of providing a straightforward and unique experience to our customers, we aim to strengthen our value proposition by adding new savings benefits in nationwide categories. This includes creating additional savings proposals through alliances with existing stores and offering one-shot saving deals on selected brands, Our goal is to enhance the value proposition with personalized, instant and georeferenced benefits for Banco Galicia customers.

Banco Galicia is committed to improving the daily lives of more people and providing its clients with a differentiating value experience in the market. Consequently, Banco Galicia offers an extensive range of promotions and benefits tailored to the profile of each person and company, allowing them to grow and improve their well-being.

There are savings and installment benefits for various businesses across the country, as well as differentiation for ÉMINENT and MOVE customers. In 2024, other proposals were added in the areas of entertainment and fuel, along with offers on selected brands. Banco Galicia has approximately 1,100 businesses with promotions in 2024, covering both e-commerce and physical stores (cashback and/or installment promotions).

The Galicia Online Store expands the options in the digital channel, bringing together more than 50 sellers who provide a wide and accessible catalog of electronics, technology, household appliances, home decor, gastronomy, among others.

To encourage more customers to learn about and use the benefits, the offer was expanded through branding actions in stadiums and raffles at sports facilities and the Copa América.

In 2024, Banco Galicia implemented various functionalities:

•Store Locator: A map with the closest participating stores according to the customer's location.
•Enhanced Search Filters: New search filters and improvements in the display of information on the Benefit Cards.
•Self-Management of Merchant Promotions: NAVE stores can now activate a promotion in simple steps and in a self-managed way.

With these implementations, Banco Galicia achieved a 57% increase in the number of customers who used benefits compared to 2023. Additionally, there was a 20% increase in the number of sessions in the new Benefit section during 2024. To provide greater visibility and transparency to merchants participating in a Benefit, settlements were enabled in the Office Banking platform in 2024. This allowed merchants to track the volume operated and the percentage of investment they assume for the refund previously granted to the customer.

The benefits available in the entertainment, fuel and supermarket sectors were the most chosen and valued by customers in 2024. MODO and NAVE are the current allies for Galicia to promote agreements and provide benefits, reaching more people throughout the country. This effort is not only leveraged by the incorporation of large brands but also by adding medium and small businesses to the proposal for the client.

On the other hand, Naranja X focused on creating value proposals that help customers to make their money go further until the end of each month. A wide range of promotions was created during the year, especially on the main anniversaries, promotions with immediate crediting for the entire portfolio of clients with an account. This promoted savings in payments with debit cards, QR codes, and transportation recharges.

Of all these actions, the items most chosen by clients were:
•Supermarkets
•Household appliances
•Clothing

In supermarkets, the “Plan Zeta” – an exclusive option for Naranja X customers that allows them to choose how many installments to pay in when they receive their card statement- and long-term plan options helped users cover their basic needs with greater flexibility.

In the household appliances sector, the favorable context and the drop in market rates allowed for an increase in the installments available in financing plans, both nationally and regionally. A migration of consumption to 9 and 12-installment plans was observed, which allowed for the consolidation of a competitive offer.

In the clothing sector, Banco Galicia increased the participation of long-term plans such as 5 and 6-installment plans that were previously less common in this sector. These plans replaced the Zeta Plan in many cases, allowing customers to access financing options more adapted to their needs.

The main promotional actions that drove growth included events such as Hot Sale, Mother's Day, Father's Day, specials with shopping malls and Smartes. In addition, the presence in nearby sectors improved with NX Week, where benefits were offered in pharmacies, greengrocers, butchers and other essential businesses, accompanying customers in their daily expenses.
j) Merchants
NAVE

NAVE, Banco Galicia's dedicated platform for businesses, offers an independent online banking experience without the need to log out. This platform allows businesses to manage their collections, offer installment plans without a card, customize user permissions, and view and monitor all their sales in a single place (including QR, Processors, Mercado Pago, and Naranja X). Additionally, businesses can manage chargebacks and unrecognized charges, among other functionalities.

NAVE aims to understand its clients' business to simplify their daily operations and boost their sales, allowing each business to focus on what is most valuable: its clients.

Key Features and Enhancements in 2024

•NAVE Point Terminals: NAVE incorporated NAVE Point terminals that allow digital payments with credit or debit cards.
•Educational Talks for Entrepreneurs: Talks were organized for entrepreneurs to provide key tools and knowledge to help them get their businesses off the ground. These talks were notable for the usefulness of the content and the opportunity to learn from experts in the field.
•Expansion of Naranja X Card Acceptance: Banco Galicia focused on expanding the acceptance of the Naranja X card, with more than 100,000 active merchants as of December 2024. The Bank also integrated the acceptance of the Naranja X card into NAVE's ecosystem.
•Strategic Promotions: Banco Galicia implemented strategic promotions, primarily installment financing, throughout the year to help merchants attract customers and grow their businesses
•Shortened Payment Terms: The Bank shortened payment terms to benefit small businesses, providing them with quicker access to funds

NARANJA X
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

In 2024, Naranja X's focus continued on Pagos Embebidos, an interoperable QR solution that integrates with companies' billing systems to digitize their collections by eliminating cash handling costs and time throughout their value chain.

Some advantages of this product:

•The company has the freedom to choose the customer collection experience. We integrate with any billing system, ERP or platform.
•You can receive digital payments from any virtual or bank wallet on the market.
•We credit the money immediately to the account of any bank or entity that the company chooses.
k) Electronic credit invoice
Banco Galicia offers a mechanism designed to enhance the financing conditions for micro, small and medium-sized companies. This mechanism enables these companies to boost their productivity by facilitating the early collection of credits and accounts receivable associated with the sale of goods or services on a forward-term basis.

The issuance of invoices is carried out through the AFIP (Federal Administration of Public Revenues), ensuring compliance with regulatory requirements. Companies can manage their digital documents and collections account through Banco Galicia’s Office Banking platform. Within the Office Banking platform, Banco Galicia provides a special section that allows SMEs to efficiently manage digital documents and collection accounts. This section enables automatic payments or collection upon due date and allows SMEs to offer discounts and advance funds.

By leveraging this mechanism, companies can streamline their financial operations, improve cash flow, and ultimately enhance their overall productivity.
l) Integrated Collections
Through the Integrated Collection Galicia ("ICG") function, clients can utilize various communication channels with Banco Galicia to send and receive information about their collections, thereby delegating collection operations to Banco Galicia. This service offers multiple payment channels and forms, allowing businesses to adapt the product to their specific needs.

Companies inform the bank of their customer base of payers and/or outstanding invoices. The bank then provides payers with various means of payment to settle their debts, ensuring flexibility and convenience. Finally, Banco Galicia supplies the servicing company with detailed information on the payments received, facilitating easy reconciliation.

In 2024, a new integrated collection solution was implemented, targeting companies with logistics activities that require invoice collection upon delivery. This solution includes a mobile app that allows the collector to display the QR code associated with the invoice or declare receipt of cash and/or checks. Additionally, a tracking portal was introduced to monitor the daily collections of each collector, providing real-time management.

In the second half of 2024, an enhancement was made to the process of automatic acceptance of electronic checks, reducing processing time by 80%. This enhancement allowed for scaling up the collection volume and optimizing processes for large customers..

m) Nera
Nera offers a digital payments and financing ecosystem that provides agricultural producers with valuable information and measurement alternatives. This allows them to access multiple financial and payment options, as well as customized products to finance their agricultural campaigns, purchase inputs or buy livestock.

Through a digital platform, Nera connects the main suppliers of the agricultural sector, enabling producers to choose the credit option that best suits their production cycle and thus enhance the growth of their business. From Nera, producers can select the bank, the type of financing, and the currency they prefer when financing their campaign. To assist in making this decision, various tools are available, such as the agreement finder and the credit simulator. Additionally, producers can adapt the credit conditions according to their needs (terms, repayment models, etc.) and even access personalized offers based on their production profile or practices.

Nera also aims to accelerate the sustainable transformation of agriculture through digital solutions that generate incentives for producers and help them monetize their sustainability efforts. Among these digital solutions is a new functionality that automatically grants discounts on bank credit rates to those who implement sustainable practices, joining the efforts of banks and suppliers such as Bayer.

Through Nera, Banco Galicia entered into an alliance with Agrotoken at the end of 2023. During 2024, this alliance was consolidated, allowing Banco Galicia to be the first bank to use grain tokens as collateral to provide financing to producers. Additionally, in 2024, Nera incorporated new financial entities that joined the platform: Comafi and BDS, as well as new financial products such as Sola Firma Credits in dollars and different variants for Crédito Grano Futuro. These additions enable producers to structure their grain business using collateral to the extent they need.
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

The following table shows our consolidated average balances, accrued interest and average yield for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2024, December 31, 2023 and December 31, 2022.

	For the Fiscal Year Ended December 31, 2024			For the Fiscal Year Ended December 31, 2023			For the Fiscal Year Ended December 31, 2022
	Average Balance	Accrued Interest	Average Yield / Rate	Average Balance	Accrued Interest	Average Yield / Rate	Average Balance	Accrued Interest	Average Yield / Rate
	(in millions of Pesos, except otherwise noted)
Interest-Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	827,191	867,579	104.88	3,819,398	89,324	2.34	3,536,319	2,143,116	60.60
Others Debt Securities	23,311	5,314	22.80	73,789	121,175	164.22	30,245	37,046	122.49
Total Debt Securities at fair value through profit or loss	850,502	872,893	102.63	3,893,187	210,499	5.41	3,566,564	2,180,162	61.13
Repurchase Transactions	1,229,351	902,414	73.41	1,169,415	1,044,455	89.31	606,732	291,963	48.12
Loans and Other Financing
Loans	7,098,216	2,691,009	37.91	7,181,810	3,573,373	49.76	8,030,819	3,493,536	43.50
Financial Leases	12,884	8,606	66.80	20,995	14,118	67.24	15,156	5,201	34.32
Other Loans and Other Financing	9,332	2,934	31.44	13,776	1,794	13.03	13,508	929	6.88
Total Loans and Other Financing	7,120,432	2,702,549	37.95	7,216,581	3,589,285	49.74	8,059,483	3,499,666	43.42
Other Interest-Earning Assets	3,251,890	2,786,838	85.70	1,270,873	4,927,466	387.72	1,597,009	1,291,103	80.85
Total Interest-Earning Assets	12,452,175	7,264,694	58.34	13,550,056	9,771,705	72.12	13,829,788	7,262,894	52.52
Interest-Bearing Liabilities
Deposits
Savings Accounts	4,605,597	775,254	16.83	4,117,435	1,386,094	33.66	4,015,020	671,134	16.72
Time Deposits	2,879,868	1,559,198	54.14	5,129,784	4,339,742	84.60	5,008,396	2,739,323	54.69
Total Interest-Bearing Deposits	7,485,465	2,334,452	31.19	9,247,219	5,725,836	61.92	9,023,416	3,410,457	37.80
Financing Received from the Argentine Central Bank and Other Financial Institutions	386,893	11,693	3.02	76,387	13,014	17.04	86,679	9,060	10.45
Debt Securities and Subordinated Debt Securities	479,306	58,830	12.27	593,746	32,031	5.39	698,965	237,645	34.00
Other Interest-Bearing Liabilities	348,323	166,704	47.86	242,129	153,935	63.58	32,632	10,538	32.29
Total Interest-Bearing Liabilities	8,699,987	2,571,679	29.56	10,159,481	5,924,816	58.32	9,841,692	3,667,700	37.27
Spread and Net Yield
Interest Rate Spread			28.78			13.80			15.25
Cost of Funds Supporting Interest-Earning Assets			20.65			43.73			26.52
Net Yield on Interest-Earning Assets			37.69			28.39			26.00
____________________
(*)Rates include the CER/UVA adjustment.
ii) Changes in Net Interest Income-Volume and Rate Analysis
The following table allocates, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average yield/rate for (i) the fiscal year ended December 31, 2024 compared with the fiscal year ended December 31, 2023 and (ii)

the fiscal year ended December 31, 2023, compared with the fiscal year ended December 31, 2022. Differences related to both rate and volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year Ended December 31, 2024 / Fiscal Year Ended December 31, 2023 Increase (Decrease) due to changes in			Fiscal Year Ended December 31, 2023 / Fiscal Year Ended December 31, 2022 Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of Pesos)
Interest Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	(14,158)	792,413	778,255	186,534	(2,240,326)	(2,053,792)
Others	(51,291)	(64,569)	(115,860)	68,031	16,097	84,128
Total Debt Securities at fair value through profit or loss	(65,449)	727,844	662,395	254,565	(2,224,229)	(1,969,664)
Repurchase Transactions	57,384	(199,425)	(142,041)	391,298	361,194	752,492
Loans and Other Financing
Loans	(41,131)	(841,233)	(882,364)	(221,809)	301,646	79,837
Financial Leases	(5,418)	(93)	(5,511)	2,554	6,362	8,916
Other Loans and Other Financing	(337)	1,477	1,140	19	847	866
Total Loans and Other Financing	(46,886)	(839,849)	(886,735)	(219,236)	308,855	89,619
Other Interest-Earning Assets	(4,278,929)	2,138,301	(2,140,628)	(206,759)	3,843,121	3,636,362
Total Interest-Earning Assets	(4,333,880)	1,826,871	(2,507,009)	219,868	2,288,941	2,508,809
Interest Bearing Liabilities
Deposits
Savings Account	189,874	(800,714)	(610,840)	17,545	697,414	714,959
Time Deposits	(1,527,058)	(1,253,486)	(2,780,544)	67,934	1,532,485	1,600,419
Total Interest-Bearing Deposits	(1,337,184)	(2,054,200)	(3,391,384)	85,479	2,229,899	2,315,378
Financing Received from the Argentine Central Bank and Other Financial Institutions	(1,656)	335	(1,321)	(918)	4,872	3,954
Debt Securities and Subordinated Debt Securities	(4,772)	31,571	26,799	(31,206)	(174,408)	(205,614)
Other Interest-Bearing Liabilities	29,264	(16,495)	12,769	124,598	18,799	143,397
Total Interest bearing liabilities	(1,314,348)	(2,038,789)	(3,353,137)	177,953	2,079,162	2,257,115
The decrease of Ps.2,507,009 million in interest income for the fiscal year ended December 31, 2024, as compared to the previous year, is primarily attributable to a Ps.1,826,871 million increase in interest rates and due to an decrease of Ps.2,140,628 million in interest income due to a lower volume of interest-earnings assets.
The Ps.2,140,628 million decrease in interest from other interest-earning assets was due to a decrease in the volume equal to Ps.4,278,929 million, offset by an increase in the interest rate equal to Ps.2,138,301 million.
Additionally, there was a decrease of Ps.882,364 million in loans, due to a decrease in the interest rate and volume equal to Ps.841,233 million and Ps.41,131 million respectively. On the other hand, there was an increase of Ps.778,255 million in government securities, due to an increase in the interest rate of Ps.792,413 million, offset by a decrease in the volume of Ps.14,158 million.
In terms of interest expenses, the Ps.3,353,137 million decrease for the fiscal year ended December 31, 2024, as compared to the fiscal year ended December 31, 2023, is primarily a result of a decrease in the interest rate payable on time deposits of Ps.2,780,544 million (which increased from 85% in 2023 to 54% in 2024).
iii) Debt and Equity Securities

The following table shows our holdings of debt and equity securities at the balance sheet dates stated below. Our holdings of Government securities represent mainly holdings of Banco Galicia.

	As of December 31,
	2024	2023
	(in millions of Pesos)
Debt Securities at FV through profit or loss	1,508,649	1,303,957
Argentine Government Securities	1,350,300	1,212,753
Government Bonds	919,963	1,191,925
Provincial Bonds	48,620	2,237
City of Buenos Aires Bonds	4,089	4,989
Treasury Bills	377,627	13,602
Argentine Central Bank´s Bill	2,594	—
LELIQ (liquidity Bills)	2,594	—
Corporate Securities	128,812	56,545
Debt Securities	128,520	56,152
Debt Securities of Financial Trust	292	393
From Abroad Government Securities	26,943	34,660
Treasury Bills	26,943	34,660
Other Debt Securities	4,480,705	4,194,856
Measured at FV through OCI	2,300,408	46,445
Argentine Government Securities	2,295,014	23,174
Government Bonds	909,936	22,283
Treasury Bills	1,385,078	265
Provincial Government Bonds	—	625
City of Buenos Aires Bonds	—	—
Argentine Central Bank´s Bill	—	23,272
LELIQ (liquidity Bills)	—	23,272
Corporate Securities	5,394	—
Debt Securities	5,394	—
Measured at Amortized Cost	2,180,298	4,148,410
Argentine Government Securities	2,169,666	3,438,883
Government Bonds	2,052,527	2,676,241
Treasury Bills	131,524	772,547
Allowance	(14,385)	(9,904)
Argentine Central Bank´s Bills	—	688,829
Internal Bills	—	688,829
Corporate Securities	10,631	20,698
Debt Securities	10,577	20,084
Debt Securities of Financial Trusts	—	443
Others	55	171
Investments in Equity Instruments	42,087	20,987
Domestic	36,801	17,425
International	5286	3562
Total Debt and Equity Securities	6,031,441	5,519,800
As of December 31, 2024, the increase in our holdings of debt and equity securities was mainly a result of an increase in the volume of Argentine Treasury Bills recorded at fair value and fair value through OCI. As of December 31, 2023, our Argentine Treasury Bills amounted to Ps.786,149 million compared to Ps.1,762,705 as of December 31, 2024.

The amount of Government securities recorded at fair value as of December 31, 2024 in an amount of Ps.1,350,300 million corresponded to securities issued by the Government (for Ps.919,963 million), the National Treasury Bills (for Ps.377,627 million), provincial governments (for Ps.48,620 million) and the City of Buenos Aires (for Ps.4,089 million).
As of December 31, 2024, our holding of government securities denominated in Dollars was composed of Government bonds recorded at their fair value (for Ps.305,562 million), U.S. Treasury Bonds recorded at their fair value (Ps.26,943 million) and Government bonds recorded at their amortized cost (for Ps.289,597 million).
As of December 31, 2023, the decrease in our holdings of debt and equity securities was mainly a result of a decrease in the volume of LELIQ (liquidity Bills).
The amount of Argentine government securities recorded at fair value as of December 31, 2023 in an amount of Ps.1,212,753 million corresponded to securities issued by the National Treasury Bills (for Ps.13,602 million), the Government (for Ps.1,191,925 million), provincial governments (for Ps.2,237 million) and the City of Buenos Aires (for Ps.4,989 million).
As of December 31, 2023, our holding of government securities denominated in Dollars was composed of Government bonds recorded at their fair value (for Ps.923,802 million), U.S. Treasury Bonds recorded at their fair value (Ps.34,660 million), Government bonds recorded at their amortized cost (for Ps.105,693 million) and LEDIV (Internal Bills) issued by the BCRA recorded at their amortized cost (for Ps.631,027 million).
Remaining Maturity and Weighted-Average Yield
The following table analyzes the remaining maturity and weighted-average yield of our holdings of debt securities recorded at amortized cost as of December 31, 2024. Our debt securities portfolio yields do not contain any tax equivalency adjustments.

	Fiscal Year Ended December 31, 2024
		Maturing within 1 year		Maturing after 1 year but within 5 years		Maturing after 5 years but within 10 years		Maturing after 10 years
	Total Book Value	Book Value	Yield (1)	Book Value	Yield	Book Value	Yield (1)	Book Value	Yield (1)
	in millions of Pesos, except percentages)
Other Debt Securities
Measured at Amortized Cost
Argentine Government Securities	2,038,140	795,204	3.40%	1,242,206	10.00%	730	—%	—	—%
Argentine Central Bank´s Bill and Bonds	131,524	131,524	37.40%	—	—	—	—	—	—
Corporate Securities	10,633	10,494	35.70%	139	36.40%	—	—	—	—
Debt Securities	10,578	10,439	35.70%	139	36.40%	—	—	—	—
Debt Securities of Financial Trust	0	0	—%	—	—	—	—	—	—%
Others	55	55	—%	—	—	—	—	—	—
Total Other Debt Securities Measured at Amortized Cost	2,180,297	937,222		1,242,345		730		—
____________________
(1)Effective yield based on December 31, 2024 quoted market values.
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

	As of December 31,
	2024	2023
	(in millions of Pesos)
Principal and Interest
Non- Financial Public Sector	8,145	1,004
Argentine Central Bank	—	89
Financial Institutions	164,350	59,446
Non-Financial Private Sector and Residents Abroad (1)
Loans	14,505,135	6,693,167
Advances	626,409	260,991
Overdrafts	3,927,828	1,532,749
Mortgage Loans	317,644	82,567
Pledge Loans	397,642	98,195
Personal Loans	1,763,503	556,878
Credit Card Loans	6,164,900	3,717,156
Other Loans	888,761	108,082
Accrued Interest, Adjustment and Quotation Differences Receivable	453,200	364,965
Documented Interest	(34,752)	(28,417)
Financial Leases	31,860	13,922
Other Financing	346,302	231,041
Non-financial Private Sector and Residents Abroad	14,883,296	6,938,130
Total Gross Loans and Other Financing	15,055,792	6,998,669
Less: Allowances	(667,700)	(290,011)
Total	14,388,092	6,708,658
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
As of December 31, 2024, Grupo Financiero Galicia’s loan and other financing portfolio before allowances for loan and other financing losses amounted to Ps.15,055,791 million, a 115% increase as compared to the year ended December 31, 2023.
Maturity Composition of the Loan Portfolio
The following table sets forth an analysis by type of loan and time remaining to maturity of our loan portfolio as of December 31, 2024.

	As of December 31, 2024
	In 1 year or less	After 1 year through 5 years	After 5 years through 15 years	After 15 years	Total at December 31, 2024
	(in millions of Pesos)
Variable Rates
Non-Financial Private Sector and Residents Abroad	392,225	81,865	29	—	474,119
Loans	392,225	81,865	29	—	474,119
Advances	16,174	—	—	—	16,174
Overdrafts	310,569	55,148	—	—	365,717
Mortgage Loans	32,648	16,858	29	—	49,535
Pledge Loans	1,007	1,637	—	—	2,644
Personal Loans	31,827	8,222	—	—	40,049
Pre-financing and financing of exports	—	—	—	—	—
Total Variable Rate	392,225	81,865	29	—	474,119
Fixed Rates
Non- financial Public Sector	8,145	—	—	—	8,145
Financial Institutions	157,367	646	—	—	158,013
Non-Financial Private Sector and Residents Abroad	11,407,682	1,800,964	104,651	—	13,313,297
Loans	11,407,682	1,800,964	104,651	—	13,313,297
Advances	502,508	98,821	4,804	—	606,133
Overdrafts	2,782,883	766,567	12,661	—	3,562,111
Mortgage Loans	16,202	5,061	1,240	—	22,503
Pledge Loans	163,804	200,841	30,352	—	394,997
Personal Loans	993,278	625,019	55,594	—	1,673,891
Credit Card Loans	6,065,408	99,492	—	—	6,164,900
Placements in Banks Abroad	366,803	—	—	—	366,803
Pre-financing and financing of exports	516,796	5,163	—	—	521,959
Other Loans	—	—	—	—	—
Total Fixed Rate	11,573,194	1,801,610	104,651	—	13,479,455
Adjustable Rate
Financial Institutions	—	6,337	—	—	6,337
Non-Financial Private Sector and Residents Abroad	115,346	48,150	109,512	26,264	299,272
Loans	115,346	48,150	109,512	26,264	299,272
Advances	4,103	—	—	—	4,103
Mortgage Loans	69,902	39,928	109,512	26,264	245,606
Personal Loans	41,341	8,222	—	—	49,563
Total Adjustable Rate	115,346	54,487	109,512	26,264	305,609
Total Loan	12,080,765	1,937,962	214,192	26,264	14,259,183
Accrued Interest, Adjustment and Quotation Differences Receivable	453,200	—	—	—	453,200
Documented Interest	(34,752)	—	—	—	(34,752)
Allowance	(667,700)	—	—	—	(667,700)
TOTAL	11,831,513	1,937,962	214,192	26,264	14,009,931
____________________
(*)Interest and the UVA/CER adjustment were assigned to the first month.
v) Credit Review Process

Credit risk is the potential for financial loss resulting from the failure of a borrower to honor its financial contractual obligations. Our credit risk arises mainly from Banco Galicia’s, Galicia Más’ and Naranja’s lending activities, and from the fact that, in the normal course of business, these subsidiaries are parties to certain transactions with off-balance sheet treatment and associated risk, mainly commitments to extend credit and guarantees granted. See also Item 5. “Operating and Financial Review and Prospects ”—A. “Operating Results”—“Off-Balance Sheet Arrangements”.
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
Galicia Más
Galicia Más has established Credit Risk departments that report directly to the Chief Risk Officer (CRO) and operate independently from the business areas. Their primary objective is to manage credit risk by ensuring proper identification, assessment, monitoring, control, and mitigation of such risk. This function encompasses various processes, including the origination of credit, ongoing portfolio monitoring, and, where applicable, recovery efforts in the event of default.

Credit Risk Departments are also responsible for managing credit risk, adopting mechanisms that allow for effective communication, interaction, and coordination with other risk management function, thereby supporting an integrated approach to risk oversight.

Through this structure, Galicia Más maintains a robust process for assessing its exposure to credit risk events, enhancing its understanding of the risk profile and facilitating the implementation of corrective measures when necessary.

An additional key responsibility of the Credit Risk Management Department is to ensure that credit risk practices are aligned with both international best practices and local regulatory requirements set by the BCRA. To this end, Galicia Más develops and maintains policies, practices, and procedures that reflect its risk appetite and regulatory obligations. All employees are encouraged to uphold a strong culture of credit risk awareness and management as an integral part of daily operations.

For credit risk management purposes, Galicia Más segments its risk oversight approach based on the nature and scale of exposures. For portfolios consisting of highly diversified loans with a large number of borrowers, a consumer-focused approach is applied. In contrast, for portfolios that are more concentrated or complex, a wholesale approach is used, emphasizing individualized, less standardized monitoring.
Naranja X
Credit Risk
Credit risk for Naranja X arises from a variety of factors, including credit risk related to failures to pay by entities that Naranja lends money to and failures to pay outstanding credit card balances by individual clients that hold credit cards with Naranja.
Regarding the management of credit risk for cash, cash equivalents, and deposits with banks and financial institutions, Naranja X evaluates its credit risk or exposure pursuant to an investment and credit evaluation policy. In accordance with this policy, Naranja X (i) has certain internal credit risk rating requirements that any company in which it invests must meet, (ii) requires certain debt to equity ratios be maintained by any company to which it lends money and (iii) has upper limits on the amount that it will invest in any given company.
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
•credit atomization;
•geographical diversity; and
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
Naranja - Determination of Credit Limits
Credit limits are determined through a comprehensive assessment of each client's credit situation. Based on this evaluation, clients are categorized into 19 segments that consider both their risk level and geographical location.
Naranja - Segmentation by risk level and province
•Risk categories A, B, C, D, E, F and G correspond to clients from the provinces of Tierra del Fuego, Rio Negro, Neuquén and Santa Cruz.
•Risk categories denoted by a letter followed by "2" (e.g. A2, B2, etc.) apply to clients from Buenos Aires and Santa Fe.
•Risk categories denoted by a letter followed by "1" (e.g., A1, B1, etc.) apply to clients in all other provinces.
To determine client segmentation, factors such as monthly income, household composition, geographic location, type of economic activity, and credit score, among others, are considered.

Naranja - Assignment of credit limits

Each client is assigned a single credit limit per account, which is shared among all associated cards, whether primary or additional. These limits are automatically determined according to the described segmentation and classified into three categories:

•Monthly Balance Limit (LSM): This represents the maximum allowable amount for monthly due installments, calculated based on the client's net income.
•Long-Term Purchase Limit (LCPL): This represents the maximum permitted amount for purchases made in installment plans of six or more months using credit cards.
•Total Credit Limit (LTC): This represents the total maximum amount a client can accumulate as outstanding debt for any concept.

Naranja - Distribution of limits and nominal caps

The percentages assigned to the limits and their nominal values vary based on the client's risk segment and their classification into one of the following categories:
Banked Population

Risk Segment	Zone (1)	POLITICS			TOP				FLOOR IN
		LSM	LCPL	LTC	LSM	LPCL	LTC	ZETA (2)	LSM	LCPL	LTC
A	S	2,3	2,3	2,3	3.484.000	3.484.000	3.484.000	3.484.000	610,000	610,000	610,000
A1	M	2,0	2,0	2,0	3.030.000	3.030.000	3.030.000	3.030.000	530,000	530,000	530,000
A2	L	1,6	1,6	1,6	2.424.000	2.424.000	2.424.000	2.424.000	424,000	424,000	424,000
B	S	2,0	2,0	2,0	3.030.000	3.030.000	3.030.000	3.030.000	530,000	530,000	530,000
B1	M	1,7	1,7	1,7	2.576.000	2.576.000	2.576.000	2.576.000	451,000	451,000	451,000
B2	L	1,4	1,4	1,4	2.121.000	2.121.000	2.121.000	2.121.000	371,000	371,000	371,000
C	S	1,8	1,8	1,8	2.727.000	2.727.000	2.727.000	2.727.000	477,000	477,000	477,000
C1	M	1,5	1,5	1,5	2.318.000	2.318.000	2.318.000	2.318.000	405,000	405,000	405,000
C2	L	1,3	1,3	1,3	1.909.000	1.909.000	1.909.000	1.909.000	334,000	334,000	334,000
D	S	1,5	1,5	1,5	2.273.000	2.273.000	2.273.000	2.273.000	398,000	398,000	398,000
D1	M	1,3	1,3	1,3	1.932.000	1.932.000	1.932.000	1.932.000	338,000	338,000	338,000
D2	L	1,1	1,1	1,1	1.591.000	1.591.000	1.591.000	1.591.000	278,000	278,000	278,000
E	S	1,3	1,3	1,3	1.970.000	1.970.000	1.970.000	1.970.000	345,000	345,000	345,000
E1	M	1,1	1,1	1,1	1.674.000	1.674.000	1.674.000	1.674.000	293,000	293,000	293,000
E2	L	0,9	0,9	0,9	1.379.000	1.379.000	1.379.000	1.379.000	241,000	241,000	241,000
F	S	1,0	1,0	1,0	1.515.000	1.515.000	1.515.000	1.515.000	265,000	265,000	265,000
F1	M	0,9	0,9	0,9	1.288.000	1.288.000	1.288.000	1.288.000	225,000	225,000	225,000
F2	L	0,7	0,7	0,7	1.061.000	1.061.000	1.061.000	1.061.000	186,000	186,000	186,000
G, G1, G2	L	0,7	0,7	0,7	1.061.000	1.061.000	1.061.000	1.061.000	186,000	186,000	186,000
BM	L	0,7	0,7	0,7	1.061.000	1.061.000	1.061.000	1.061.000	186,000	186,000	186,000
(1) Zone: S: Successful; M: Moderate; L: Low performing
(2) Zeta Limit: limit associated with an exclusive product of the Naranja X credit card, which allows you to opt for different payment options in installments.

Unbanked Population

Risk Segment	Zone (1)	POLITICS			TOP				FLOOR IN
		LSM	LCPL	LTC	LSM	LPCL	LTC	ZETA (2)	LSM	LCPL	LTC
A	S	2,3	2,3	2,3	1.742.000	1.742.000	1.742.000	1.742.000	610.000	610.000	610.000
A1	M	2,0	2,0	2,0	1.515.000	1.515.000	1.515.000	1.515.000	530.000	530.000	530.000
A2	L	1,6	1,6	1,6	1.212.000	1.212.000	1.212.000	1.212.000	424.000	424.000	424.000
B	S	2,0	2,0	2,0	1.515.000	1.515.000	1.515.000	1.515.000	530.000	530.000	530.000
B1	M	1,7	1,7	1,7	1.288.000	1.288.000	1.288.000	1.288.000	451.000	451.000	451.000
B2	L	1,4	1,4	1,4	1.061.000	1.061.000	1.061.000	1.061.000	371.000	371.000	371.000
C	S	1,8	1,8	1,8	1.364.000	1.364.000	1.364.000	1.364.000	477.000	477.000	477.000
C1	M	1,5	1,5	1,5	1.159.000	1.159.000	1.159.000	1.159.000	405.000	405.000	405.000
C2	L	1,3	1,3	1,3	954.000	954.000	954.000	954.000	334.000	334.000	334.000
D	S	1,5	1,5	1,5	1.136.000	1.136.000	1.136.000	1.136.000	398.000	398.000	398.000
D1	M	1,3	1,3	1,3	966.000	966.000	966.000	966.000	338.000	338.000	338.000
D2	L	1,1	1,1	1,1	795.000	795.000	795.000	795.000	278.000	278.000	278.000
E	S	1,3	1,3	1,3	985.000	985.000	985.000	985.000	345.000	345.000	345.000
E1	M	1,1	1,1	1,1	837.000	837.000	837.000	837.000	293.000	293.000	293.000
E2	L	0,9	0,9	0,9	689.000	689.000	689.000	689.000	241.000	241.000	241.000
F	S	1,0	1,0	1,0	758.000	758.000	758.000	758.000	265.000	265.000	265.000
F1	M	0,9	0,9	0,9	644.000	644.000	644.000	644.000	225.000	225.000	225.000
F2	L	0,7	0,7	0,7	530.000	530.000	530.000	530.000	186.000	186.000	186.000
G, G1, G2	L	0,7	0,7	0,7	530.000	530.000	530.000	530.000	186.000	186.000	186.000
BM	L	0,7	0,7	0,7	530.000	530.000	530.000	530.000	186.000	186.000	186.000
Naranja reviews credit limits daily and a credit limit may be automatically increased for eligible cardholders meeting certain requirements, including their payment history. In addition, Naranja evaluates cardholders’ applications for increases in the monthly limit and may, at its sole discretion, raise such limits based on the individual customer’s payment history and total income level.
Credit cards are extended to clients active across various business sectors. As such, Naranja maintains a diversified portfolio of risk exposure that adapts economic fluctuations. Naranja develops and executes pilots with the aim of continuously refining the credit policy and enhancing the customer experience.
Naranja Digital - Loan granting procedure
The client can apply for a loan through the Naranja X application. The requirements to be able to access the loan are the following:
•Not to be in default in risk products in the financial system.
•Not to have a payment plan.
•Last situation reported by BCRA = 1.

The determination of the offer is made on the basis of the customer's estimated income, internal and external indebtedness and the customer's risk level.

Naranja Digital - Calculation of pre-approved amounts
The calculation of the amount to be granted depends on several variables that influence its determination:
•Income: the estimated income for each client, calculated after accounting for their financial system commitments.
•RCI: installment/income ratio calculated as a percentage
•Term: Maximum term a client can access.
•Cap: Maximum amount of income each client can access, by risk level.

•Rate: Annual Nominal Rate (TNA) determined for the loan. In the calculation, it serves as an installment update factor.
•Risk: Segmentation variable that determines the parameters to be used: RCI, Term, Income Cap, Interest Rate. The score model used depends on each policy according to the population covered by it.
•Maximum Amount: The maximum credit cap that can be offered to the client according to their segment, determined by the Risk Policy.

Once the income and the corresponding RCI for each client have been established, the value of the installment is calculated, which arises from making INCOME x RCI. With this value, the present value of the installments determined by the assigned term is calculated.

Where:
•V0 = value of the pre-approved loan (unknown in our formula)
•C = Theoretical loan installment
•n = Loan term (months)
•i = (Loan TNA + IVA)/12

Pre-approved Amount = MIN (V0; Cap; Maximum Amount).

Particularly for renewing clients, the calculation of the granted amount depends on additional variables that impacts its determination:

•Previous installment: Amount of the installment paid by the client in the previous operation.
•Risk level: Current Risk Level of the client
•Term: The maximum term a client can access
•Rate: Nominal Annual Rate (TNA) determined for the loan. In the calculation, it serves as an installment update factor.

The formal system used to calculate loan installments is the french system, also known as the "constant amortization system" or "fixed principal repayment method," (the "French system"). Once the product to be offered and the term are defined, the loan amount to be offered is determined based on the 'Maximum Installment' the client can afford, which is expressed as a percentage of the installment paid by the client in their previous operation. By combining this 'Maximum Installment' with the 'Maximum Term' indicated in the previous table and the 'Interest Rate' in the French system, the final loan amount is obtained. Additionally, a 'Maximum Loanable Amount' is established, which depends on the client's Risk Level.

Pre-approved amounts do not generate an obligation for Naranja Digital to grant the loan. All applicants with pre-approved amounts will be reassessed at the time of application.
vi) Financial Instruments Classification and Loss Provisions
General
The “Expected Credit Loss” (“ECL”) model applies to financial assets which are valued at both amortized cost and fair value through other comprehensive income (“OCI”). The standard establishes three categories to classify financial instruments, primarily taking into account the credit risk evolution over time. Stage 1 includes financial assets with normal or no significant risk associated; Stage 2 includes financial assets for which a significant increase in credit risk has been identified but they are not yet deemed to be credit-impaired, and Stage 3 comprises financial assets which are impaired and/

or subject to serious risk of impairment. To calculate the provisions for credit impairment risk, IFRS 9 differentiates among these three stages by applying the following concepts:
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
Each subsidiary of Grupo Galicia classifies financial instruments subject to impairment under IFRS 9 in stages, as follows:
•Stage 1: With respect to retail portfolios, Stage 1 includes every financial instrument up to 30 days past due. With respect to wholesale portfolios, Stage 1 includes every client whose BCRA situation indicates a normal status (rating A1) (i.e. low risk of bankruptcy).
•Stage 2: This stage includes financial assets for which a significant increase in credit risk has been identified. This stage considers two groups:
◦For retail and retail like Portfolios between 31 and 90 days past due. For wholesale it considers credit ratings for which the risk of default has increased significantly (rating B).
◦Probability of Default or Score with impairment risk.
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
•Loss Given Default: This represents Grupo Galicia’s expectation of effective loss from the total exposure at default. Its value changes according to the counterparty, seniority of the claim and availability of collateral or other credit support. Loss Given Default is expressed as a percentage loss per Peso of exposure at the time of default and is calculated on a 12-month or lifetime basis, where 12-month LGD is the percentage loss expected to be incurred if default occurs within the next 12 months and lifetime LGD is the percentage loss expected to be incurred if default occurs during the remaining life of the financial instrument.
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

	Retail Portfolio
	December 31, 2024
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	4,656,645	217,843	39,914	4,914,401
1-30	141,708	42,800	11,422	195,930
31-60	—	62,234	10,189	72,423
61-90	—	29,348	19,264	48,612
Default	—	—	136,138	136,138
Gross Carrying amount	4,798,353	352,225	216,927	5,367,505
Loss allowance	(177,752)	(40,375)	(149,614)	(367,741)
Net Carrying amount	4,620,602	311,849	67,313	4,999,764
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				2.54%
Allowance for Financial Instruments as a Percentage of Default				270.12%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				6.85%

	Retail Like Portfolio
	December 31, 2024
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	2,283,980	43,244	8,101	2,335,325
1-30	25,152	6,242	2,662	34,056
31-60	—	3,043	499	3,542
61-90	—	2,032	1,136	3,168
Default	—	—	18,150	18,150
Gross Carrying amount	2,309,132	54,561	30,548	2,394,241
Loss allowance	(16,005)	(4,432)	(16,494)	(36,931)
Net Carrying amount	2,293,127	50,129	14,054	2,357,310
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				0.76%
Allowance for Financial Instruments as a Percentage of Default				203.48%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				1.54%

	Wholesale Portfolio
	December 31, 2024
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
A	7,555,015	1,989	—	7,557,005
B1	898,210	1,776	190	900,176
Default	—	—	28,034	28,034
Gross Carrying amount	8,453,226	3,765	28,223	8,485,214
Loss allowance	(36,580)	(365)	(11,527)	(48,472)
Net Carrying amount	8,416,646	3,400	16,696	8,436,742
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				0.33%
Allowance for Financial Instruments as a Percentage of Default				172.90%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				0.57%

	Naranja X
	December 31, 2024
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	3,024,782	185,297	75	3,210,155
1-30	164,448	36,823	21	201,292
31-60	—	105,632	48	105,680
61-90	—	72,773	1,422	74,195
Default	—	—	129,310	129,310
Gross Carrying amount	3,189,231	400,525	130,877	3,720,632
Loss allowance	(108,875)	(65,327)	(81,984)	(256,186)
Net Carrying amount	3,080,355	335,198	48,893	3,464,446
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				3.48%
Allowance for Financial Instruments as a Percentage of Default				198.12%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				6.89%

	Retail Portfolio
	December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	1,661,141	442,799	18,724	2,122,665
1-30	28,564	24,815	3,204	56,582
31-60	—	17,546	2,425	19,971
61-90	—	11,867	5,211	17,079
Default	—	—	84,953	84,953
Gross Carrying amount	1,689,705	497,027	114,518	2,301,250
Loss allowance	(32,886)	(33,333)	(89,335)	(155,554)
Net Carrying amount	1,656,819	463,694	25,183	2,145,696
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				3.69%
Allowance for Financial Instruments as a Percentage of Default				183.11%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				6.76%

	Retail Like Portfolio
	December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	1,198,082	216,806	6,690	1,421,578
1-30	10,546	9,694	1,750	21,989
31-60	—	5,572	906	6,478
61-90	—	3,234	1,155	4,389
Default	—	—	24,575	24,575
Gross Carrying amount	1,208,628	235,306	35,076	1,479,010
Loss allowance	(5,836)	(5,082)	(18,514)	(29,432)
Net Carrying amount	1,202,792	230,225	16,562	1,449,578
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				1.66%
Allowance for Financial Instruments as a Percentage of Default				119.76%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				1.99%

	Wholesale Portfolio
	December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
A	8,832,949	163,998	—	8,996,947
B1	—	4,843	20	4,863
Default	—	—	2,963	2,963
Gross Carrying amount	8,832,949	168,841	2,983	9,004,772
Loss allowance	(16,666)	(4,652)	(2,098)	(23,416)
Net Carrying amount	8,816,283	164,189	885	8,981,357
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				0.03%
Allowance for Financial Instruments as a Percentage of Default				790.28%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				0.26%

	Naranja X
	December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	1,890,843	10,904	—	1,901,747
1-30	80,429	3,113	—	83,543
31-60	—	26,898	—	26,898
61-90	—	11,093	—	11,093
Default	—	—	39,865	39,865
Gross Carrying amount	1,971,272	52,008	39,865	2,063,145
Loss allowance	(54,475)	(13,429)	(24,863)	(92,767)
Net Carrying amount	1,916,797	38,579	15,002	1,970,378
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				1.93%
Allowance for Financial Instruments as a Percentage of Default				232.70%
Net Charge-Offs as a Percentage of Financial Instruments Portfolio				4.50%
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
The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	December 31,
	2024	2023	2022
	(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	36,665	21,744	27,722
Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	1,501	1,130	1,634

____________________
(1)Recorded under “Other operating income”.
viii) Loss Experience
The following tables present the changes in the loss allowance between December 31, 2023, and December 31, 2024, and the changes in the loss allowance between December 31, 2022, and December 31, 2023.

	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2023	109,863	56,495	134,811	301,169
Inflation effect	(95,714)	(43,377)	(92,621)	(231,712)
Financial instruments arising from business combinations (*)	5,663	—	4,937	10,600
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(2,318)	2,318	—	—
Transfer from Stage 1 to Stage 3	(2,143)	—	2,143	—
Transfer from Stage 2 to Stage 1	11,895	(11,895)	—	—
Transfer from Stage 2 to Stage 3	—	(2,606)	2,606	—
Transfer from Stage 3 to Stage 2	—	5,961	(5,961)	—
Transfer from Stage 3 to Stage 1	787	—	(787)	—
New Financial Assets Originated or Purchased	265,335	106,691	217,772	589,798
Changes in PDs/LGDs/EADs	144,776	14,191	45,874	204,842
Foreign exchange and other movements	(11,430)	1,903	162,891	153,363
Write-offs	(1,253)	—	(93,983)	(95,235)
Other movements with no P&L impact
Financial assets collected during the year	(86,249)	(19,183)	(118,061)	(223,494)
Loss allowance as of December 31, 2024	339,213	110,500	259,619	709,331

	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	196,288	101,902	176,252	474,442
Inflation effect	(161,957)	(92,478)	(186,404)	(440,839)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(5,861)	5,861	—	—
Transfer from Stage 1 to Stage 3	(3,167)	—	3,167	—
Transfer from Stage 2 to Stage 1	5,383	(6,337)	954	—
Transfer from Stage 2 to Stage 3	2,620	(5,705)	3,085	—
Transfer from Stage 3 to Stage 2	—	2,127	(2,127)	—
Transfer from Stage 3 to Stage 1	2,782	—	(2,782)	—
New Financial Assets Originated or Purchased	85,193	48,956	171,888	306,037
Changes in PDs/LGDs/EADs	26,601	14,281	25,778	66,660
Foreign exchange and other movements	(8,085)	13,795	24,172	29,882
Other movements with no P&L impact
Write-offs and other movements	(29,934)	(25,907)	(79,172)	(135,012)
Loss allowance as of December 31, 2023	109,863	56,495	134,811	301,169
ix) Deposits

The following table sets out the composition of our deposits as of December 31, 2024 and December 31, 2023.

	As of December 31,
	2024	2023
	(in millions of Pesos)
Deposits in Pesos
Checking Accounts	2,001,075	1,442,251
Savings Accounts	4,396,956	3,880,354
Time Deposits	4,110,006	2,124,155
Time Deposits UVA	88,749	93,470
Other Deposits (1)	70,980	664,304
Plus: Accrued Interest, Quotation Differences Adjustment	234,446	313,681
Total Deposits in Pesos	10,902,213	8,518,216
Deposits in foreign currency
Savings Accounts	7,165,199	3,468,518
Time Deposits	546,277	402,901
Other Deposits (1)	19,570	38,948
Plus: Accrued Interest, Quotation Differences Adjustment	1,072	886
Total Deposits in foreign currency	7,732,118	3,911,253
Total Deposits	18,634,331	12,429,469
(1)Includes other deposits originated by Decree No.616/05, reprogrammed deposits under judicial proceedings and other demand deposits.
As of December 31, 2024, our consolidated deposits increased 50% as compared to December 31 2023, mainly as a result of a Ps.3,696,681 million increase in foreign currency saving accounts and Ps.1,985,851 million increase in peso denominated time deposits.. These increases were mainly due to deposits received by Banco Galicia.
The following table shows the amount of uninsured deposits as of December 31, 2024 and December 31, 2023.

	As of December 31,
	2024	2023
	(in millions of Pesos)
Uninsured Deposits	9,426,741	9,449,604
For more information, see Item 5. “Operating and Financial Review and Prospects” – A.“Operating Results”- “Funding”.

The following table provides a breakdown of our consolidated deposits by contractual term and currency of denomination as of December 31, 2024.

	December 31, 2024
	Within 3 Months	After 3 Months but Within 3 Months	After 6 Months but Within 12 Months	1 year	After 1 but Within 5 years	Total
	(in millions of Pesos, except percentages)
Deposits in Pesos
Savings Accounts	4,345,565	—	—	4,345,565	—	4,345,565
Checking Accounts	2,075,728	—	—	2,075,728	—	2,075,728
Time Deposits	3,956,622	136,210	17,111	4,109,943	62	4,110,005
Total deposits in Pesos	10,377,915	136,210	17,111	10,531,236	62	10,531,298
Deposits in Pesos + UVA adjustment
Savings Accounts	69,513	—	—	69,513	—	69,513
Time Deposits	84,233	15,991	682	100,906	—	100,906
Total deposits in Pesos + UVA adjustment	153,746	15,991	682	170,419	—	170,419
Deposits in foreign currency
Savings Accounts	7,167,467	—	—	7,167,467	—	7,167,467
Checking Accounts	17,302	—	—	17,302	—	17,302
Time Deposits	463,578	45,897	36,802	546,277	—	546,277
Total deposits in foreign currency	7,648,347	45,897	36,802	7,731,046	—	7,731,046
Total deposits	18,180,008	198,098	54,595	18,432,701	62	18,432,763
Savings Accounts	11,582,545	—	—	11,582,545	—	11,582,545
Checking Accounts	2,093,030	—	—	2,093,030	—	2,093,030
Time Deposits	4,504,433	198,098	54,595	4,757,126	62	4,757,188
____________________
(1)Only principal. Includes the UVA adjustment.
The chart above shows that the highest concentration of maturities for time deposits was in the period of up to 89 days, representing 94.7% of total time deposits. As of December 31, 2024, the average term for the raising of non-adjusted Peso-denominated time deposits was 35 days, for UVA-adjusted deposits the average term was 178 days and for those in foreign currency the term was about 42 days. Foreign currency-denominated deposits, equal to Ps.7,731,046 million, represented 41.9% of total deposits.
x) Regulatory Capital
Grupo Financiero Galicia
Grupo Financiero Galicia and its subsidiaries are regulated by the Corporations Law. Section 186 of the Corporations Law establishes the minimum capital amount of a corporation at Ps.100,000.
Grupo Financiero Galicia’s capital adequacy is not regulated by the BCRA, however Grupo Financiero Galicia is required to comply with the minimum capital requirement established by the Corporations Law. On October 8, 2012, through Decree No.1331/12, such amount was established as Ps.100,000. As of February 29, 2024, by Decree 209/2024, a new amount of Ps.30,000,000 (thirty million) was established.
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
•Retail Portfolio: 75% over 8%.
The following table sets forth Banco Galicia´s capital required pursuant to the BCRA regulations in force for each period indicated below.

	December 31,
	2024	2023
	(in millions of Pesos, except percentages)
Minimum capital required (A)
Allocated to Credit Risk	878,871	288,667
Allocated to Market Risk	38,581	52,838
Allocated to Operational Risk	364,615	112,506
Total minimum capital required (A)	1,282,067	454,011
Computable Capital (B)
Tier I	2,852,154	1,295,436
Tier II	51,625	80,848
Total computable capital (B)	2,903,779	1,376,284
Excess over Required Capital (B)-(A)	1,621,711	922,273
Risk assets	15,703,410	5,561,837
Ratios (%)
Equity / Total assets	20.31	19.07
Excess / Minimum capital required	126.5	203.1
Total Capital Ratio(1)	18.49	24.75
Tier I Capital Ratio	18.16	23.29
____________________
(1)Total computable capital / risk weighted assets credit, market and operational risks.
As of December 31, 2024, the Bank’s computable capital amounted to Ps.2,903,779 million, which was PS.1,621,711 million (126%) higher than the Ps.1,282,067 million minimum capital requirement. As of December 31, 2023, this excess amounted to Ps.922,273 million which was 203% higher than the minimum capital requirement.

As of December 31, 2024, the minimum capital requirement increased by Ps.828,056 million as compared to December 31, 2023, mainly due to the increase in regulatory requirements on risk weighted assets. Computable capital increased by Ps.1,527,495 million as of December 31, 2024 as compared to December 31, 2023, primarily as consequence of the results generated during the year and to an increase of the accounting shareholders’ equity as a result of the inflation adjustment. Banco Galicia's total capital ratio was 18.49%, decreasing 626 bps as of December 31, 2024 as compared to 24.75% as of December 31, 2023.
The following table sets forth Banco Galicia consolidated with its holding company and subsidiaries except insurance companies´s capital required pursuant to the BCRA regulations in force for each period indicated below.

	December 31,
	2024	2023
	(in millions of Pesos, except percentages)
Minimum capital required (A)
Allocated to Credit Risk	1,431,087	360,490
Allocated to Market Risk	71,490	58,351
Allocated to Operational Risk	479,696	138,304
Total minimum capital required (A)	1,982,273	557,145
Computable Capital (B)
Tier I	5,188,660	1,539,396
Tier II	51,625	80,848
Total computable capital (B)	5,240,285	1,620,244
Excess over Required Capital (B)-(A)	3,258,012	1,063,099
Risk assets	24,254,933	6,824,857
Ratios (%)
Equity / Total assets	18.57	19.62
Excess / Minimum capital required	164.4	190.8
Total Capital Ratio(1)	21.61	23.74
Tier I Capital Ratio	21.39	22.56
Galicia Más
The following table sets forth Galicia Más´s capital required pursuant to the BCRA regulations in force for each period indicated below.

December 31,
2024
(in millions of Pesos, except percentages)
Minimum capital required (A)
Allocated to Credit Risk	204,628
Allocated to Market Risk	1,753
Allocated to Operational Risk	129,541
Total minimum capital required (A)	335,921
Computable Capital (B)
Tier I	1,189,557
Tier II	41,300
Total computable capital (B)	1,230,857
Excess over Required Capital (B)-(A)	894,936
Risk assets	4,124,518
Ratios (%)
Equity / Total assets	25.91%
Excess / Minimum capital required	266.41%
Total Capital Ratio(1)	29.84%
Tier I Capital Ratio	28.84%
Naranja X

Tarjetas Regionales and Tarjeta Naranja are not qualified as financial institutions under the FIL and, thus, their capital adequacy is not regulated by the BCRA and they only have to comply with the minimum capital requirement established by the Corporations Law, which as of the date of this annual report amounts to Ps.30,000,000.
Conversely, Naranja Digital is a financial institution class “C” and, based on that condition, is regulated by the BCRA and has to comply with the minimum capital requirement established by the BCRA by means of Communication "A" 8139. Such regime, based on the Basel Committee methodology, establishes the minimum capital that a financial entity must maintain to cover the different risks inherent to its activity that are incorporated in its assets, mainly: credit risk, operational risk generated by the losses resulting from the lack of adequacy or failures in the internal processes and the market risk, generated by the positions in securities and in foreign currency. As of the date of this annual report, the minimum capital requirement established by the BCRA applicable to Naranja Digital is Ps.54,895 million.
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
•For vehicle insurance: Ps.286.4 million.
•For motorcycle insurance: Ps.171.1 million.
•Joint operation for vehicles and motorcycles insurance: Ps.343.2 million.
•Civil liability for public transportation vehicles / labor insurance / retirement insurance: Ps.286.4 million.
•Civil and air navigation liability insurance / warranty and credit default insurances /general damage insurance / personal insurances including life insurance (individual and joint policies, which do not require a technical reserve), burial insurance, personal accident insurance, health insurance: Ps.85.6 million.
•Environmental insurance: Ps.57.3 million.
•Joint operation of vehicles and motorcycles insurance, civil and air navigation liability insurances, warranty and credit default insurance and damage insurance: Ps.427.9 million.
•Burial insurance: Ps.42.8 million.
•Life insurance, individual and collective, which requires a technical reserve: Ps.85.6 million.
•Joint operation of personal and life insurance which prevents or not the constitution of mathematical reserves, burial, personal accidents and health Ps.171.1 million.
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
As of December 31, 2024, the computable capital of the companies controlled by Sudamericana exceeded the minimum requirement of Ps.49,956 million by Ps.2.863 million.
Sudamericana also owns Galicia Broker, a company dedicated to brokerage in different lines of insurance that is regulated by the guidelines of the Corporations Law, which provided for a minimum capital requirement of Ps.100,000, as of the date hereof.
With the recent Acquisition of HSBC’s insurance businesses, which consists of HSBC Seguros de Vida (Argentina) S.A. and HSBC Seguros de Retiro (Argentina) S.A, Grupo Galicia has expanded its insurance businesses in Argentina. Both HSBC Seguros de Vida (Argentina) S.A. and HSBC Seguros de Retiro (Argentina) S.A, are
subject to the minimum capital requirement set by General Resolution No.39,957 of the National Insurance
Superintendency.

As of December 31, 2024, the computable capital of HSBC Seguros de Vida (Argentina) S.A. exceeded the minimum capital requirement of Ps.10,281 million by Ps.48,860 million. As of December 31, 2024, the computable capital of HSBC Seguros de Retiro (Argentina) S.A exceeded the minimum capital requirement of Ps 10,092 million by Ps.83,389 million.
B.5 Government Regulation
i) General
All companies operating in Argentina must be registered with the applicable Public Registry of Commerce. In addition, any company with publicly issued equity or debt securities is subject to the rules of the CNV. Further, financial entities, such as Banco Galicia, are subject to BCRA regulations. As public issuers of securities in Argentina, Grupo Financiero Galicia and Banco Galicia must comply with the disclosure, reporting, governance and other rules applicable to such companies in the markets in which they are listed and those of regulators in the countries in which they are listed, including the Law No. 26,831 (the “Capital Markets Law”, in Spanish “Ley de Mercado de Capitales”, as amended by Law No. 27,440, among others), Law No.20,643, the Decrees No.659/1974 and No.2220/1980 (as amended by Decree No. 572/1996, among others), and CNV’s Rules (General Resolution No. 622/2013, as amended and/or supplemented, the “CNV Rules”).
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

Banco Galicia and our insurance subsidiaries are subject to Law No.25,246 which was passed on April 13, 2000 (as amended, among others, by Laws No.26,087, 26,119, 26,683, 26,734, 26,831, 26,860, 27,446 and 27.739 collectively, the "Anti-Money Laundering Law"), which provides for an anti-money laundering framework in Argentina, including

Laws No. 26,268 and 27,304, which amend Law No.25,246 to include activities associated with terrorism and Law No. 27,401, which provides for the criminal liability of corporate entities upon their direct or indirect execution of prohibited activities. Furthermore, the Anti-Money Laundering Law created the Financial Information Unit (Unidad de Información Financiera), which established an administrative criminal system, compliance monitoring and the ability to impose sanctions.
Sudamericana’s insurance subsidiaries are regulated by the National Insurance Superintendency and Laws No.17,418, as amended and modified by Law No.20,091. Galicia Broker is regulated by the National Insurance Superintendency, through Law No.22,400, as amended.
Naranja and the credit card activities of Banco Galicia are regulated by the Credit Card Law No. 25,065, as amended. Both the BCRA and the Secretary of Industry and Commerce (Secretaría de Industria y Comercio) have issued regulations to, among other things, enforce public disclosure of companies’ pricing (fees, interest rates, and advertising) in order to ensure consumer awareness of such pricing. See “Credit Cards Regulation”.
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

(b) Affidavit of Mandatory Repatriation: By means of this affidavit, the corresponding client must undertake to convert any funds received abroad from the collection of any of the following sources into Argentine Pesos through the FX Market within 5 business days from the date on which any such funds become available: (a) loans; (b) term deposits; or (c) sales of any type of assets (e.g. shares, securities, goods, etc.): provided, that the same were granted, constituted, or acquired after May 28, 2020.

(c) Affidavit on Securities Transaction: By means of this affidavit, the corresponding client must state that, on the day on which it is requesting to access to the FX Market, and during the previous ninety (90) calendar days (the ninety (90) calendar-day term applies only to transactions conducted after September 19, 2024; for transactions carried out before this date, the applicable terms are as follows: 90 calendar days for transactions involving securities governed by local legislation, and one hundred and eighty (180) calendar days for transactions involving securities governed by foreign legislation) it has not performed any of the following (the "Securities Transactions"): (a) sold securities that were settled in a foreign currency; (b) arranged swaps of securities issued by residents for foreign assets, (c) transferred securities to depository institutions abroad; (d) acquired domestic securities issued by non-residents with payment in Pesos; (e) acquired CEDEARS; (f) acquired securities representing private debt issued in a foreign jurisdiction; and (g) delivered local funds or other local assets (except funds in foreign currency deposited in local financial institutions) to any individual or legal entity, whether resident or non-resident, related or not, in order to receive, as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad. Furthermore, the client must also undertake not to carry out these operations during the ninety (90) calendar days immediately thereafter.

In addition to the above, pursuant to Section 3.16.3.3 of the Amended and Restated Text on Foreign Exchange, as part of the Affidavits, the client must include a list of persons who exercise "direct control" over it and entities that are part of the same economic group, in accordance with Sections 1.2.1.1 and 1.2.2.1 of the “Large Exposures to Credit Risk” standards of the BCRA rules, and state that, on such day and during the ninety (90) calendar days (the ninety (90) calendar-day term applies only to transactions conducted after September 19, 2024; for transactions carried out before this date, the applicable terms is one hundred and eighty (180) calendar days) prior to such day, it has not delivered funds in local currency or other liquid local assets to said controlling entities (except for funds in foreign currency deposited in Argentine financial institutions), except for those funds directly related to usual and customary transactions between Argentine residents for the acquisition of goods and/or services (the "Local Deliveries"). This requirement shall be deemed satisfied if: (a) the client submits an affidavit stating that it has not delivered local assets to any third party (except for funds directly related to usual and customary transactions between Argentine residents for the acquisition of goods and services); (b) all the direct controlling entities and entities forming part of the same economic group submit an affidavit stating that (i) they have not performed Securities Transactions, or (ii) an affidavit stating that they have not executed Local Deliveries, within the relevant timeframes; or (c) the direct controlling entities (and entities forming part of the same economic group) who have received Local Deliveries of the client within the relevant timeframe, submit an affidavit stating that they have not performed Securities Transactions and Local Deliveries, within the relevant timeframes.
Import of Goods. The FX Regulatory Framework establishes the possibility for Argentine residents to access the FX Market in order to pay amounts that they owe for the import of goods with customs entry registration on or after December 13, 2023, upon compliance with certain requirements. In summary: (i) all imports of goods for consumption (not temporary or other imports) must have an approved “Import Statistical System” (Sistema Estadístico de Importaciones - SEDI) declaration, whereby they provide information regarding import operations; (ii) financial institutions must register and validate each payment in a separate system managed by the BCRA called “Imports Payments Registration” (Registro de Pagos de Importaciones - REPI), which will review compliance by the local payer of the FX Regulatory Framework; (iii) the applicable payment obligation must be reported to the BCRA through the “Foreign assets and liability informative regime” (Relevamiento de Activos y Pasivos Externos) set forth pursuant to Communication “A” 6401; (iv) the payment must be made after maturity of the commercial payment term (i.e., the invoice maturity date); and (v) compliance with all other general applicable requirements and with the affidavits set forth in the BCRA’s regulations.

If the above-mentioned conditions are complied with, Argentine financial entities may grant Argentine residents with access to the FX Market for the outflow of funds (i.e., the purchase of foreign currency), in order to make deferred payments for the import of goods according to the schedule established by the BCRA at the time of payment. Such terms must be counted as of the date of customs entry registration. Payments for imports of goods without customs entry registration or before the applicable terms are permitted if the operation falls within a number of exceptional cases stipulated in the regulations.

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

If the above-mentioned conditions are complied with, Argentine financial entities may grant Argentine residents with access to the FX Market in order to make the payments of such services according to a time schedule. The terms applicable for the payment of services abroad will depend on the concept code assigned to the service provided. Such terms must be calculated from the date of service provision or accrual. Any payments made before the above-mentioned terms are permitted if the operation falls within a number of exceptional cases stipulated in the regulations.

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
Dividends and Earnings. No authorization from the BCRA is required to carry out foreign exchange transactions to pay dividends and earnings to “non-residents”, provided that the following requirements are met: (i) the dividends and earnings arise from closed and audited financial statements, (ii) the payment is made in accordance with the relevant corporate documents, (iii) the total amount of transfers for this reason made as of January 17, 2020 and onward, does not exceed 30% of the value of new contributions of foreign direct investment in Argentine companies, entered and settled through the MC as of the mentioned date, (iv) access to the FX Market for the payment of dividends cannot occur sooner than 30 calendar days following the settlement of the last contribution (v) the payer submits sufficient documentation that evidences the final capitalization of the contributions, and (vi) the payment obligation is reported to the BCRA through the “Foreign assets and liability informative regime”. There are other alternatives for the payment of dividends and earnings with are established under the FX Regulatory Framework.
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
Regarding offshore financial indebtedness where the offshore creditor is a related or affiliated entity, prior approval from the BCRA is required to pay any capital and interest on such offshore financial indebtedness. This requirement (i.e. BCRA’s prior approval) is not applicable (and the financing can be repaid on the maturity date, assuming no further relevant regulatory changes) provided the other applicable requirements are met and that the payment is made simultaneously with the settlement for an amount no less than the amount paid from: (i) new financial indebtedness with an average maturity of no less than two years and providing for at least one year's grace period for the payment of principal; or (ii) new direct investment contributions from non-residents.
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

The minimum basic capital requirement for a commercial bank located in the Autonomous City of Buenos Aires, such as Banco Galicia, is a capital reserve of at least Ps.5.000 million. The minimum capital requirements related to credit risk, which are calculated according to a formula established by the BCRA, are designed to establish the minimum capital necessary to offset the risk that the counterparty does not comply with its obligation in a transaction related to the assets that are being reviewed. The minimum capital requirements related to market risks are designed to offset the eventual losses generated by a change of market rates or of credit quality, which would affect the assets and liabilities of the bank. Such market risk includes (among other risks) liquidity risk and interest rate risk. Operational risk includes the possibility of incurring a failure or deficiency in losses as a result of external events or as a result of a failure or deficiency in internal processes, human error, or internal systems.
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
Until December 31, 2024, financial institutions authorized by the BCRA could distribute profits in six equal, monthly, and consecutive installments of up to 60% of the amount that would have been applicable under these regulations. After this date, the restriction on installment-based distribution no longer applies. While BCRA authorization is still required for dividend distribution, approved distributions no longer need to be made in installments but must comply with the conditions set forth in the “Distribution of Profits” rules established by the BCRA, as duly referenced in the preceding paragraphs.
v) Legal Reserve Requirements for Liquidity Purposes
The deposit amount minus the minimum cash requirement determines the “lending capacity” of a particular deposit.
The BCRA can modify the applicable minimum cash requirement from time to time based on monetary policy considerations.
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
According to the “Minimum Cash” rule of the BCRA (as modified and complemented), the percentages of minimum cash requirements for financial institutions that belong to Group "A", are as follows:
•Demand deposits:
◦Peso-denominated checking accounts and savings accounts: 45%.
◦Savings accounts denominated in foreign currency: 25%.
•Fixed term deposits:
◦Peso-denominated: (i) up to 29 days, 25%; (ii) 30 to 59 days, 14%; (iii) 60 to 89 days, 4%; (iv) 90 days or more, 0%.
◦Foreign currency-denominated: (i) up to 29 days, 23%; (ii) 30 to 59 days, 17%; (iii) 60 to 89 days, 11%; (iv) 90 to 179 days, 5%; (v) 180 to 365 days, 2% and (vi) more than 365 days, 0%.

•Fixed term deposits adjusted by UVA/UVI (by remaining maturity):
◦(i) up to 29 days, 7%; (ii) from 30 to 59 days, 5%; (iii) from 60 to 89 days, 3%; (iv) 90 days or more, 0%.
As of December 31, 2024, Banco Galicia was in compliance with its legal reserve requirements and continued to be in compliance as of the date of this annual report.
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
Pursuant to the BCRA’s regulations, financial institutions are not allowed to hold more than a 12.5% interest (or more than a specific percentage of the financial institution’s adjusted shareholders’ equity) in the outstanding capital of a company which does not provide services complementary to those offered by financial institutions, as established in the “Complementary services of financial activities” rules. The BCRA determines which services are complementary to those provided by financial institutions. To this date, among others, it has been determined that such services mainly include those offered in connection with stock brokerage, the issuance of credit, debit or similar cards, financial intermediation in leasing and factoring transactions. Since May 5, 2022, financial institutions may not carry out or facilitate transactions with digital assets –including crypto assets and those whose yields are determined based on the variations that they register– which are not authorized by a national regulatory authority or by the BCRA.
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
Financial institutions may not grant, directly or indirectly, new financial assistance to related counterparties in the following cases: (i) if the counterparties have at least one classification other than "in normal status," according to the most recent information available in the “Central de Deudores del Sistema Financiero”; and (ii) if the institution has outstanding debt due to financial assistance from the BCRA.
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
However, a bank may grant additional financial assistance to such related parties up to the following limits:
a)Individual maximum limits for customers over which a bank has control:
•Domestic financial entities:
✓    Financial institutions rated 1, 2 or 3, and its controller or the borrower:
•If the receiving affiliate is a financial institution rated 1, subject to consolidation with the lender, the amount of total financial exposure can reach 100% of a bank’s TIER 1, and 50% for additional financial assistance
•If the receiving affiliate is a financial institution rated 2, subject to consolidation with the lender, the amount of total financial exposure can reach 20% and an additional 105% can be included
•If the receiving affiliate is a financial institution rated 3, the amount of total financial exposure can reach 10%, and additional financial assistance can reach 40%
✓    Financial institutions that do not meet the above conditions with the lender or the borrower: 10%
•If the receiving affiliate is a financial institution that does not fulfill any of the above-mentioned categories, the amount of total financial exposure can reach 10%.
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
✓    Investment grade 10%
✓    No Investment grade: Unsecured 5%; with and without warrants 10%
•Other counterparties related by control
✓    Unsecured 5%; with and without warrants 10%
b)Individual maximum limits for customers over which there is a personal relationship
•Lender is ranked from 1 to 3: 5% of its TIER 1
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
Banco Galicia and Galicia Mas have historically complied with such rules.
ix) Loan Classification System
General
Banco Galicia applies the expected loss methodology in accordance with IFRS standards. It no longer uses the previous regulatory approach based on minimum provisions according to loan classification. This former methodology was used only to determine an item that affects the RPC.
Loan classification criteria differ based on portfolio type—consumer or commercial—but are applied independently of the loan’s currency.

•Consumer portfolio classification is based on the client’s compliance with obligations to the banks, with other financial institutions and credit card issuers, and the client’s legal status.
•For the purposes of the BCRA regulations, consumer loans include mortgage loans, pledge loans, credit card loans, and other installment-based loans granted to individuals. All other loans are treated as commercial loans.
Banco Galicia and Galicia Más, in accordance with an option provided in BCRA regulations, prospectively apply the consumer portfolio classification criteria to commercial loans up to Ps.1,198,966,000. This classification is based on payment performance and borrower condition.

The main classification criterion for loans in the commercial portfolio is the borrower’s ability to pay, primarily in terms of projected future cash flows. If a borrower has both commercial and consumer loans, all loans are considered jointly for classification purposes. Loans backed by preferred guarantees are considered at 50% of their face value.
When applying the BCRA’s commercial loan classification criteria, banks must evaluate several factors, including:
•The borrower’s current and projected financial condition,
•Exposure to currency risk,
•Managerial and operational background,
•Ability to provide accurate and timely financial information,
•Sector-wide risk and the borrower’s position within that sector.
BCRA regulations also require an independent team to conduct periodic reviews of the commercial loan portfolio. At Banco Galicia, these reviews are conducted by the Credit Division, which is independent from the business units that originate credit.
Galicia Más mirrors this structure, with distinct responsibilities for consumer and wholesale portfolios:
•The Retail Credit Risk Management Department is responsible for implementing guidelines defined by the Board of Directors. It participates in product development or modifications, aligns practices with local regulations, and approves credit lines for the retail portfolio. It also develops, monitors, and validates statistical models for strategic management credit risk management.
•The Wholesale Credit Risk Management Department performs similar functions for the wholesale portfolio, also aligned with the Board of Directors direction and local regulatory standards.
For borrowers with debt balances exceeding Ps.1,198,966,000, a portfolio review must be conducted. The frequency of such reviews depends on the bank's exposure.
•Quarterly reviews for exposures equal to or exceeding 5% of the bank's total interest-bearing portfolio.
•Semiannual reviews for exposures between Ps.1,198,966,000 and less than 5% of the total portfolio, and less than 1% individually.
In all cases:
•At least 50% of Banco Galicia’s commercial portfolio must be reviewed once every six months; and
•The remaining borrowers must be reviewed during the fiscal year, ensuring a full review of the commercial portfolio annually.

Galicia Más applies the same methodology and complies with current BCRA regulations,

Additionally, discrepancies in credit classifications across banks are regulated. A bank may differ by no more than one classification level from the lowest rating assigned by at least two other banks whose combined exposure accounts for 40% or more of the total credit to the borrower. If Banco Galicia’s or Galicia Mas´s classification differs by more than one level, the bank must immediately adjust its classification to match—or be within one level of—the lowest classification assigned.
Loan Classification

The following tables contain the five loan classification categories corresponding to the different risk levels set forth by the BCRA. Banco Galicia’s or Galicia Mas´s total exposure to a private sector customer must be classified according to the riskier classification corresponding to any part of such exposure.
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
Additionally, this category includes loans to borrowers indicated by the BCRA to be in non-accrual status with financial institutions that have been liquidated or are being liquidated, or whose authorization to operate has been revoked. It also includes customers with arrears of more than one year.

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

x) Limitation on Fees and Other Substantial Elements
The BCRA has issued regulations that limit the fees financial entities and credit card issuers (as well as other similar entities) may charge for their services. These regulations require that any such fees be technically and economically justified. Additionally, the regulations mandate the prior disclosure of applicable interest rates to credit card holders.
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
(ii) by 40% of the amount of financing in Pesos that the entity granted since February 1, 2022 under the "Ahora 12" Program, both directly and indirectly (through non-financial companies issuing credit cards at a rate interest rate of up to 17%); by 30% of the amount of financing in Pesos that the entity granted under the "Cuota Simple" Program on or before March 21, 2024; and by 15% of the amount of financing in Pesos that the entity granted under the "Cuota Simple" Program after March 22, 2024 until May 23, 2024. These deductions may not exceed 8% of the concepts in Pesos subject to requirement, on average, of the month prior to the calculation.
(iii) The requirement is reduced based on cash withdrawals made through the entity's ATMs, giving greater consideration to withdrawals made at ATMs located in locations with less economic activity.
(iv) in an amount equivalent to 40% of the sum of outstanding financing granted until December 31, 2024 in local currency to small and medium companies (PyME), provided such financing is granted according to the provisions set forth in Sections 4.1 and 5.1.1 of the "Financing Line for the Productive Investment of MSME's" BCRA's rules.
The required minimum cash to be held by financial institutions might also be reduced in other specific cases established by the BCRA (such as in the case of certain financings in pesos granted as of April 1, 2021 until December 31, 2024, to individuals and MSMEs that have not been reported by financial institutions in the BCRA's "Central of debtors of the financial system" (CENDEU) as of different dates).
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
B.7 Credit Cards Regulation
The Credit Cards Law establishes the general framework for credit card activities, applicable to both financial institutions offering credit cards and non-financial credit card issuers (empresas no financieras emisores de tarjetas de crédito). Among other regulations. This law was amended by Decree No. 70/2023, dated December 21, 2023, pursuant to which:
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

At Galicia Mas, the Group Risk Committee oversees matters related to fraud, bribery and corruption, tax evasion, sanctions and export control violations, money laundering, terrorist financing, and proliferation financing.

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

Both banks have implemented measures to combat the use of the international financial system by criminal organizations.They have policies, procedures and control structures in place to monitor operations based on client profiles and risk assessments based on the information and documentation related to the economic, patrimonial and financial situation of each client to detect clients that could be considered unusual, and eventual reporting to the UIF as appropriate. The Asset Laundering Prevention Management program is charged with the implementation of such control and prevention procedures, as well as communication of such procedures and measures within the Bank, drafting of compliance manuals and employee training. Such management program is also periodically reviewed by senior management.

Banco Galicia has appointed a Director as Compliance Officer, in accordance with Resolution 14/2023 of the UIF, who is responsible for ensuring the observance and implementation of procedures and obligations in the matter. The Compliance Officer contributes to the prevention and mitigation of the risks of criminal transactions and is involved in the establishment of internal policies and measures to monitor and prevent the same.

Along the same lines, Galicia Mas maintains the structure of the Financial Crimes function, although we continue to assess the effectiveness of our governance framework for managing financial crime risk. Grupo Galicia's Head of Financial Crime and Money Laundering continues to report to Grupo Galicia's Director of Risk and Compliance.

C. Organizational Structure
The following table illustrates our organizational structure as of December 31, 2024. Percentages indicate the ownership interests held by each entity.

D. Property, Plants and Equipment
The following are our main property assets, as of December 31, 2024:

Property	Address	Square meters (approx)	Main uses
Grupo Financiero Galicia
Rented	Tte. Gral. Juan D. Perón 430, 25th floor, Buenos Aires, Argentina	568	Administrative activities
Banco Galicia
Owned	Tte. Gral. Juan D. Perón 407, Buenos Aires, Argentina	18,199	Administrative activities
	Tte. Gral. Juan D. Perón 430, Buenos Aires, Argentina	35,300	Administrative activities
	Corrientes 6287, Buenos Aires, Argentina	12,068	Administrative activities
Galicia Más
Owned	Florida 229, Buenos Aires, Argentina	10,602	Administrative activities
	Bouchar 551, Buenos Aires, Argentina	8,802	Administrative activities
Naranja X
Owned	Sucre 152, 154 and 541, Córdoba, Argentina	6,300	Administrative activities
	La Tablada 451, Humberto Primo 450 y 454, Córdoba, Argentina	14,228	Administrative activities
	Jujuy 542, Córdoba, Argentina	507	Administrative activities
	Ruta Nacional 36, km. 8, Córdoba, Argentina	7,715	Storage
	Río Grande, Tierra del Fuego, Argentina	309	Administrative and commercial activities
	San Jerónimo 2348 and 2350, Santa Fe, Argentina	1,475	Administrative and commercial activities
Rented	Sucre 145/151, Córdoba, Argentina	3,564	Administrative activities
	Av. Corrientes 6287, 7th and 8th floor, CABA, Argentina	2,369	Administrative activities
	Tte. Gral. Juan D. Perón 430, 19th floor, Buenos Aires, Argentina	94	Administrative activities
Galicia Asset Management
Rented	Tte. Gral. Juan D. Perón 430, 22nd floor, Buenos Aires, Argentina	208	Administrative activities
Galicia Warrants
Owned	Tte. Gral. Juan D. Perón 456, 6th floor, Buenos Aires, Argentina	118	Administrative activities
Galicia Seguros
Rented	Tte. Gral Juan D Perón 430, 7th floor, Buenos Aires, Argentina	804	Administrative activities
Rented	Tte. Gral Juan D Perón 430, 5, 6 and 8th floor, Buenos Aires, Argentina	2,414	Administrative activities
Owned	San Martin 910, CABA, Buenos Aires	176	Storage
Owned	San Ireneo 141, CABA, Buenos Aires	392	Storage
Galicia Securities
Rented	Tte. Gral. Juan D. Perón 415, 2nd floor, Buenos Aires, Argentina	24	Administrative activities
Inviu

Property	Address	Square meters (approx)	Main uses
Rented	Corrientes 6295, Torre Leiva, 7th floor, Buenos Aires, Argentina	926	Administrative activities
Nera
Rented	Corrientes 6295, Torre Leiva, 1st floor, Buenos Aires, Argentina	647	Administrative activities
As of December 31, 2024, our distribution network consisted of:
•Banco Galicia: 290 branches, located throughout Argentina’s 23 provinces, 152 of which were owned and 138 of which were leased by Banco Galicia.
•Galicia Más: 101 branches, located in all the country, 50 of which was owned and 51 of which were leased.
•Naranja X: 116 branches, located in all the country, 1 of which was owned and 115 of which were leased by Naranja X.
•Sudamericana: 14 branches, located throughout Argentina's 8 provinces, 2 of which were owned and 11 of which were rented.
Item 4A.    Unresolved Staff Comments
None.
Item 5.    Operating and Financial Review and Prospects
A. Operating Results
The following discussion and analysis are intended to help you understand and assess the significant changes and trends in our historical results of operations and the factors affecting our resources. You should read this section in conjunction with our audited consolidated financial statements and their related notes included elsewhere in this report.
A.1 Overview
In recent years, we have strengthened our position as a leading domestic private-sector financial institution, increasing our market share of loans and deposits and strengthening Banco Galicia’s, our principal subsidiary, regulatory capital reserves through the issuance of subordinated bonds and follow-on equity offerings and internal profit origination.
Despite the deterioration of the Argentine economy, high levels of inflation and the devaluation of the Peso, in 2024 we were able to maintain our asset quality and adequately cover credit risks and maintain solvency, liquidity and profitability metrics at what we believe are reasonable levels.
In addition, uncertainty and volatility in the Argentine economy may increase as a series of challenges arise from the path towards the normalization of global economic activity after 4 years of the pandemic, the continuing increases in inflation levels in many developed countries and the changes in monetary policies expected to be put in place, and their impact on international prices, interest rates and level of economic activity.
Further, the war between Russia and Ukraine adds economic uncertainty, including its impact on global trade and commodity prices, which could also have an impact on the Argentine economy and on Grupo Financiero Galicia’s business.
In Argentina, in addition to the above listed conditions -e.g. high inflation, fiscal deficit and its financing, low level of economic growth, poverty-, we have to add political difficulties that arose in a year in which there are mid-term elections, both in the ruling coalition and in opposition parties, which makes it even more difficult to achieve the necessary consensus to resolve problems, such as limitations on monetary financing, tariff adjustments, the accumulation of international foreign reserves, access to the foreign exchange market, and controlling the increase of public debt. Such conditions also make it more difficult to strengthen and build-off of certain achievements made during the first year under the current administration, like the consolidation of the fiscal surplus, the decrease in inflation, the deregulation and growth of economic activity, and the recovery of salaries in real terms.
Considering all the above, and the recent Acquisition of HSBC's businesses in Argentina, fiscal year 2025 is expected to be a challenging year, but we believe that we will be able to sustain adequate levels of liquidity, solvency and profitability, with a healthy asset quality.
A.2 The Argentine Economy
International Factors

Throughout 2024, investors closely monitored the actions of major central banks and the U.S. presidential election. After maintaining the benchmark rate unchanged for nearly a year, the Federal Reserve announced a 50 basis point cut in September 2024, citing a disinflationary trend that supported a more flexible monetary policy. As a result, the benchmark rate ended the year at 4.25%–4.5%. The European Central Bank followed a similar approach, cutting its benchmark rate to 3%.

In the second half of 2024, investor attention shifted toward the U.S. presidential election, in which Donald Trump was elected president. This marked a shift in policy direction, as the new administration supports deregulation, higher tariffs, and stricter immigration controls, in contrast to the previous administration under Joe Biden. Given this context, investor focus in 2025 is expected to center on the domestic and global implications of the new U.S. presidency, as well as the potential macroeconomic impact of escalating geopolitical tensions.

The year 2025 began with heightened volatility in international markets, driven by the inauguration of President Trump. Among his first actions, the administration announced tariffs of up to 25% on imports from key trading partners, including Mexico and Canada. Additional tariffs were imposed on imports of aluminum, steel, and automobiles, aimed at boosting domestic industry by reducing foreign competitiveness. Reciprocal tariffs on other global partners were also announced, although these were ultimately suspended at 10% rate for 90 days. However, the impact on China was significantly greater, with tariffs escalating to 145%, prompting retaliatory measures from the Chinese government on U.S. imports.

These developments heightened investor concern over inflationary pressures and the potential drag on global economic growth. In response, expectations for interest rate cuts were brought forward. According to Fed Funds Futures, the first rate cut is now anticipated in June 2025, with a total of five 25 basis point cuts expected for the year. Despite this outlook, several Fed members have indicated that current economic data, does not yet warrant concern, while also emphasizing their willingness to adjust policy if the situation evolves.

Volatility spiked amid uncertainty, with the VIX increasing by 43% over the last month, This environment negatively impacted equities, with the S&P 500 declining 8.3% year-to-date, and the Nasdaq falling 10.4%. Treasury markets were also affected, as evidenced by a 20% increase in the MOVE index, which tracks bond market volatility. The yield on the 10-year U.S. Treasury bond rose to 4.3%.

Recent economic data include a March labor report showing the creation of 228,000 new nonfarm payroll jobs—exceeding expectations. Inflation data also surprised markets, with a 0.1% month-on-month decline compared to a projected 0.1% increase. Falling energy costs, influenced by lower global demand expectations and an increase in OPEC+
production, contributed to this result. As a result, crude oil prices declined by 13.7% year-to-date. In contrast, gold prices rose by 26% year-on-year, benefiting from the uncertain global environment.

Domestic Factors

In 2024, Argentina’s Gross Domestic Product (GDP) contracted by an average of 1.7% year-over-year. The decline was primarily driven by a sharp drop in investment (-17.8%), private consumption (-4.2%), and public consumption (-3.2%). In contrast, exports surged by 23.2%. On a seasonally adjusted basis, GDP grew 1.4% in the fourth quarter of 2024 compared to the previous quarter. According to the Monthly Economic Activity Estimator (EMAE), economic activity in February 2025 rose 0.8% from the prior month.

The labor market deteriorated during 2024, with the average unemployment rate rising to 7.1% of the economically active population, compared to 6.1% in 2023. The average activity rate was 48.4%, while the employment rate stood at 44.9%.

According to INDEC, urban poverty fell to 38.1% in the second half of 2024, down from 41.7% a year earlier. Extreme poverty also declined, with 8.2% of the population living below the indigence line, compared to 11.9% in the same period of 2023.

The monetary base expanded by Ps.20,120,583 million in 2024, mainly due to the unwinding of repos (Ps.24,657,137 million), net foreign currency purchases from the private sector (Ps.16,503,384 million), accrued interest on interest-bearing liabilities (Ps.11,052,368 million), the unwinding of LELIQ (Ps.1,486,737 million), and other factors (Ps.2,147,285 million). The latter includes absorption of pesos through Bolivarian Republic of Venezuela securities placement, secondary market purchases of BCRA securities, and put option exercises by financial institutions.

Offsetting factors included net foreign currency sales to the National Treasury (Ps.14,605,369 million) and other Treasury-related operations (Ps.12,125,707 million). On July 22, 2024, the BCRA discontinued overnight passive swap operations and adopted Fiscal Liquidity Letters (LEFIs)—Treasury-issued securities—as the new instrument for managing liquidity. The BCRA now uses the LEFI yield as the reference rate. LEFI operations absorbed Ps.8,995,254 million of the monetary base in 2024. As of April 11, 2025, the monetary base had expanded by Ps.6,995,252 million year-to-date.

Private M2—which includes cash held by the public, savings accounts, and private sector checking accounts—rose 86.7% year-over-year in 2024. As of the latest data, private M2 totaled Ps.58,288,525 million, reflecting a 0.1% decline from the end of 2024.

The BCRA cut in its benchmark interest rate throughout 2024 and continued easing into 2025. The reference rate dropped from 100% at the start of 2024 to 32% by December 6, 2024. A further cut was implemented on January 31, 2025, lowering the yield on LEFIs to 29%.

Since early October 2024, the BCRA has published the Argentine Wholesale Rate (TAMAR) for fixed-term deposits of Ps.1 billion or more with 30-35 day maturities. As of April 15, 2025, the TAMAR stood at 36.5%.

Inflation closed 2024 at 117.8% year-over-year but showed a steady deceleration. In March 2025, monthly inflation was 3.7%, while the annual rate declined to 55.9%.

The exchange rate followed a 2% monthly crawl throughout 2024. However, starting February 1, 2025, the BCRA reduced the pace to 1% per month. On April 11, 2025, a new exchange rate band system was introduced, allowing the exchange rate to fluctuate freely within a corridor initially set between Ps./US$1,000 and Ps./US$1,400. These bands are adjusted monthly by -1% for the lower limit and +1% for the upper limit. As of April 16, 2025, the exchange rate stood at Ps.1,172.80/US$.

Additionally, exchange restrictions for individuals were lifted, the remittance of dividends abroad was authorized for balance sheets beginning in 2025, and import payment processes were liberalized. These changes supported trade and investment by simplifying access to the foreign exchange market and unifying the commercial exchange rate.

These are complemented by strong external support, including a new US$ 20 billion EFF agreement with the IMF, of which US$ 15 billion will be disbursed throughout 2025, and additional US$ 6.1 billion in financing facilities with multilateral organizations and international banks.

On April 11, 2025, the Ministry of Economy of Argentina announced that the World Bank and the Inter-American Development Bank (IDB) have each launched multi-annual support programs for the Government’s reform, stabilization, and growth agenda, totaling US$12 billion and US$10 billion, respectively. Disbursements of liquidity from these international organizations during 2025 are expected to amount to US$6.1 billion, of which US$1.5 billion will be disbursed immediately, an additional US$2.1 billion within the next 60 days, and US$2.5 billion during the remainder of 2025.

On the fiscal front, the Non-Financial Public Sector posted a primary surplus of Ps.10,405,810 million in 2024, equivalent to 1.8% of GDP Net of interest payments, the financial surplus reached Ps.1,764,786 million (0.3% of GDP). The improvement was driven by a 27.5% reduction in expenditures, which outweighed the 4.9% real decline in revenues.

As of March 2025, the cumulative primary surplus amounted to Ps.4,357,120 million (0.5% of GDP), and the financial surplus reached Ps.1,309,389 million (0.2% of GDP).

The current account balance of the Foreign Exchange Balance registered a surplus of US$ 1.695 billion in 2024, while the capital and financial account posted a net inflow of US$ 4.398 billion.

International reserves rose by US$ 6.539 billion in 2024, mainly due to foreign currency purchases from the private sector totaling US$ 18.71 billion. As of April 16, 2025, reserves stood at US$ 38.612 billion— an increase of US$ 9 billion since year-end 2024— boosted by the initial IMF disbursement of approximately US$ 12 billion.
A.3 The Argentine Financial System
According to the latest information published by the BCRA, the aggregate amount of loans made by the financial system to the private sector totaled Ps.64,885,768 million in December 2024, which represented an increase of 247% as compared to the same month in 2023. Since 2018, the year-on-year growth of private loans has been systematically lower than inflation.

Consumer loans, consisting of loans granted through credit cards and personal loans, increased 247% as compared to December 31, 2023, totaling Ps.25,477,694 million as of December 31, 2024. On the other hand, commercial loans, consisting of checking account overdrafts and drafts/bills (single and purchased/discounted loans) finally totaled Ps.20,710,916 million, registering an increase of 230% year-on-year.

The total deposits in the financial system amounted to Ps.134,311,210 million as of the end of December 2024, which represented an increase of 121% as compared to December 31, 2023. Deposits from the non-financial private sector increased 117% annually, amounting to Ps.111,034,996 million, while public sector deposits totaled Ps.23,276,215 million, increasing by 146% year-on-year. Within private sector deposits, transaction deposits ended at Ps.40,555,377 million, increasing 65% year-on-year, and time deposits ended at Ps.36,792,996 million, increasing 173% year-on-year.
In December 2024, the Argentine Wholesale Interest Rate or TAMAR (average interest rate for 30-35-day term deposits in Argentine Pesos from private banks over Ps.1.000 million) was 35.4%.

In December 2024, financial institutions decreased their liquidity levels in pesos (in relation to total deposits) compared to the same month of the previous year, a ratio that amounted to 46.5%, -46.3. p.p.
In terms of solvency, the equity of the financial system showed an interannual increase of Ps.1,155,274 million, finally totaling Ps.51,194,202, million, which implies an 129% increase. The profitability of the system accumulating 12 months as of December 2024 (Comprehensive Income adjusted by inflation) was equivalent to 4,10% of assets, while the return on Shareholders’ Equity was 15.87%.
The nonperforming portfolio of loans to the non-financial private sector amounted to 1.48% in December 2024, lower than the 3.42% of the previous year.
As for the composition of the financial system, as of December 31, 2024, there were 74 financial institutions: 61 banks, of which 48 were private (35 of domestic capital and 13 foreigners) and 13 were public, and 13 non-banking financial institutions.
With data as of September 2024, the latest information available, the financial system employed 96,635 people, which represented a 2% drop since December, 2023.
A.4 The Argentine Insurance Industry
During 2024, growth in the Argentine insurance industry slowed down. Production amounted to Ps.15,802,380 million, 5.3% lower than the level recorded for the previous year. Of the total insurance production in 2024, 87% related to property insurance, 12% related to life and personal insurance, and 1% related to retirement insurance.

Within the 87% corresponding to property insurance, the automobile insurance segment continued to be the most significant segment, representing 48%, followed by the workers’ compensation segment, representing 26%. Within the life insurance segment, the group life insurance segment was the most significant, representing 57%, followed by individual life insurance, representing 29%, and personal accident insurance, representing 14%.
A.5 Inflation
Historically, inflation in Argentina has played a significant role in influencing, often negatively, the economic conditions and, in turn, the operations and financial results of companies operating in Argentina, such as Grupo Financiero Galicia.
The chart below presents a comparison of inflation rates published by INDEC, measured by the Whole Price Index and the CPI, for the fiscal years 2024, 2023, 2022, 2021 and 2020.
In addition, the chart below presents the evolution of the CER and UVA indexes, published by the BCRA and used to adjust the principal of certain of our assets and liabilities for the specified periods.

		For the Year Ended December 31,
	2024	2023	2022	2021	2020
		(in percentages)
Price Indices (1)
WPI	67.10	276.35	94.78	51.34	35.38
CPI	117.76	211.41	94.79	50.94	36.14
Adjustment Indices (2)
CER	515.52	184.93	73.50	38.64	25.49
UVA(2)	1,300.85	463.40	185.32	97.51	64.32
____________________
(1)Data for December of each year as compared to December of the immediately preceding year.
(2)Unidad de Valor Adquisitivo (Acquisition Value Unit).
In 2024, the CPI published by INDEC reflected a 117.76% increase while the CER and UVA indexes remained at 515.52 and 1,300.85 by year-end, respectively.
A.6 Currency Composition of Our Balance Sheet
The following table sets forth our assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER/UVA, as of the dates indicated.

	As of December 31,
	2024	2023	2022
	(In millions of Pesos)
Assets
In Pesos, Unadjusted	19,895,545	12,694,261	18,497,803
In Pesos, Adjusted by the CER/UVA	2,971,565	3,099,319	456,195
In Foreign Currency (1)	9,650,869	6,453,278	3,885,434
Total Assets	32,517,979	22,246,858	22,839,433
Liabilities and Shareholders’ Equity		—	—
In Pesos, Unadjusted, Including Shareholders’ Equity	22,706,815	15,655,199	18,655,753
In Pesos, Adjusted by the CER/UVA	160,295	138,380	298,245
In Foreign Currency (1)	9,650,869	6,453,279	3,885,434
Total Liabilities and Shareholders’ Equity	32,517,979	22,246,858	22,839,433
____________________
(1)As of December 31, 2024, Grupo Financiero Galicia had a net liability foreign currency position of Ps.184,271 million (US$ 178.5 million) after adjusting its on-balance sheet net liability position of Ps.17,682 million (US$ 17.1 million) by net forward purchases of foreign currency without delivery of the underlying liability, for Ps.166,589 million (US$161.3 million), recorded off-balance sheet.

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
A.7 Results of Operations for the Fiscal Years Ended December 31, 2024, December 31, 2023 and December 31, 2022.
We discuss below (i) our results of operations for the fiscal year ended December 31, 2024, as compared with our results of operations for the fiscal year ended December 31, 2023, and (ii) our results of operations for the fiscal year ended December 31, 2023, as compared with our results of operations for the fiscal year ended December 31, 2022.
i) Consolidated Income Statement

	For the Year Ended December 31,			Change (%)
	2024	2023	2022	2024/2023	2023/2022
	(in millions of Pesos, except otherwise noted)
Consolidated Income Statement
Net Income from Interest	5,149,813	3,762,271	1,034,263	37	264
Interest Income	8,244,240	10,353,121	4,861,513	(20)	113
Interest Expenses	(3,094,428)	(6,590,850)	(3,827,250)	(53)	72
Net Fee Income	1,091,865	1,026,605	919,129	6	12
Fee Income	1,271,266	1,190,600	1,101,954	7	8
Fee Related Expenses	(179,402)	(163,995)	(182,825)	9	(10)
Net Income from Financial Instruments	866,961	596,450	2,292,844	45	(74)
Income from Derecognition of Assets Measured at Amortized Cost	205,335	91,694	4,051	124	2163
Exchange Rate Differences on Foreign Currency	154,842	1,333,961	136,464	(88)	878
Other Operating Income	488,419	831,337	500,385	(41)	66
Insurance Business Result	16,029	79,142	87,269	(80)	(9)
Impairment Charge	(862,799)	(415,238)	(355,596)	108	17
Net Operating Income	7,110,464	7,306,222	4,618,810	(3)	58
Personnel expenses	(1,031,479)	(765,351)	(657,053)	35	16
Administrative Expenses	(754,026)	(642,891)	(608,416)	17	6
Depreciation Expenses	(188,067)	(183,528)	(189,044)	2	(3)
Other Operating Expenses	(1,260,007)	(1,231,598)	(862,996)	2	43
Loss on Net Monetary Position	(2,384,891)	(3,306,755)	(1,853,856)	(28)	78
Operating Income	1,491,993	1,176,098	447,446	27	163
Share of Profit from Associates and Joint Ventures	719,230	6,380	(2,992)	11,173	(313)
Income before Taxes	2,211,223	1,182,479	444,453	87	166
Income Tax from Continuing Operations	(586,614)	(448,246)	(115,070)	31	290
Net Income (Loss) for the Year	1,624,610	734,233	329,384	121	123
Net Income (Loss) for the Year Attributable to Parent Company’s Owner	1,624,745	734,238	329,384	121	123
Net Income (Loss) for the Year Attributable to Non-controlling Interests	(135)	(5)	—	2,600	—
Other Comprehensive Income (Loss)	14,640	3,359	(6,514)	336	(152)
Total Comprehensive Income (Loss)	1,639,251	737,592	322,870	122	128
Total Comprehensive Income (Loss) Attributable to Parent Company’s Owners	1,639,387	737,598	322,870	122	128
Total Comprehensive Income (Loss) Loss Attributable to Non-controlling Interests	(136)	(5)	—	2,620	—
Ratios (%)				Change (pbs)
Return on Assets	5.00	3.30	1.44	170	186
Return on Shareholders’ Equity	26.79	16.71	7.98	1,008	874
				Change (%)
Basic Earnings per Share (in Pesos)	1,095.51	497.89	223.36	120	123

Fiscal Year 2024 compared to Fiscal Year 2023
Net income for the fiscal year ended December 31, 2024 was equal to Ps.1,624,610 million, as compared to net income equal to Ps.734,233 million for the fiscal year ended December 31, 2023, a Ps.890,377 million or 121% increase.

This result was mainly due to net income from: (i) banking activities (Banco Galicia) for Ps.1,285,362 million, (ii) Naranja X for Ps.227,555 million, offset by a loss of (iii) insurance services (Sudamericana Holding) for Ps.25,885 million.
Net earnings per share for the fiscal year ended December 31, 2024, was equal to a Ps.1,095.51 per share, as compared to a Ps.497.89 per share for the fiscal year ended December 31, 2023.
The return on assets and the return on shareholders’ equity for the fiscal year ended December 31, 2024, was equal to 5.00% and 26.79%, respectively, as compared to 3.30% and 16.71%, respectively, for the fiscal year ended December 31, 2023.
The increase in net income for the year ended December 31, 2024 was primarily attributable to a higher share of profit from associates and joint ventures due to the acquisition of HSBC’s businesses in Argentina, increasing from Ps.6,380 million for the year ended December 31, 2023 to Ps.719,230 million for the year ended December 31, 2024.
Fiscal Year 2023 compared to Fiscal Year 2022
Net income for the fiscal year ended December 31, 2023 was equal to Ps.734,233 million, as compared to net income equal to Ps.329,384 million for the fiscal year ended December 31, 2022, a Ps.404,849 million or 123% increase. This result was mainly due to net income from: (i) banking activities (Banco Galicia) for Ps.610,674 million, (ii) Naranja X for Ps.29,892 million and (iii) insurance services (Sudamericana Holding) for Ps.24,772 million.
Net earnings per share for the fiscal year ended December 31, 2023, was equal to a Ps.497.89 per share, as compared to a Ps.223.36 per share for the fiscal year ended December 31, 2022.
The return on assets and the return on shareholders’ equity for the fiscal year ended December 31, 2023, was equal to 3.30% and 16.71%, respectively, as compared to 1.44% and 7.98%, respectively, for the fiscal year ended December 31, 2022.
The increase in net income for the year ended December 31, 2023 was primarily attributable to a higher net operating income, increasing from Ps.4,618,810 million for the year ended December 31, 2022 to Ps.7,306,222 million for the year ended December 31, 2023 (a 58% increase as compared to December 31, 2022) due to a higher net income from interest increasing from Ps.1,034,263 million in 2022 to Ps.3,762,271 million in 2023, offset by higher loss on net monetary position.

ii) Interest-Earning Assets
The following table shows our yields on interest-earning assets:

	As of December 31,
	2024		2023		2022
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos, except rates)
Interest-Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	827,191	104.88	3,819,398	2.34	3,536,319	60.60
Others Debt Securities	23,311	22.80	73,789	164.22	30,245	122.49
Total Debt Securities at fair value through profit or loss	850,502	102.63	3,893,187	5.41	3,566,564	61.13
Repurchase Transactions	1,229,351	73.41	1,169,415	89.31	606,732	48.12
Loans and Other Financing
Loans	7,098,216	37.91	7,181,810	49.76	8,030,819	43.50
Financial Leases	12,884	66.80	20,995	67.24	15,156	34.32
Other Loans and Other Financing	9,332	31.44	13,776	13.03	13,508	6.88
Total Loans and Other Financing	7,120,432	37.95	7,216,581	49.74	8,059,483	43.42
Other Interest-Earning Assets	3,251,890	85.70	1,270,873	387.72	1,597,009	80.85
Total Interest-Earning Assets	12,452,175	58.34	13,550,056	72.12	13,829,788	52.52
Spread and Net Yield
Interest Spread, Nominal Basis (1)		28.78		13.80		15.25
Cost of Funds Supporting Interest-Earning Assets		20.65		43.73		26.52
Net Yield on Interest-Earning Assets (2)		37.69		28.39		26.00
(1)Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER/UVA adjustment.
(2)Net interest earned divided by average interest-earning assets. Interest rates include the CER/UVA adjustment.
Fiscal Year 2024 compared to Fiscal Year 2023
The average balance of interest-earning asset decreased Ps.1,097,881 million, from Ps.13,550,056 million for the fiscal year ended December 31, 2023, to Ps. 12,452,175 million for the fiscal year ended December 31, 2024, representing a decrease of 8% as compared to 2023. Of this decrease, Ps.2,992,207 million were due to a decrease in the average size of government securities, offset by an increase of Ps.1,981,017 in the volume of other interest-earning assets. The average yield on interest-earning assets was 58.34% in 2024, as compared to 72.12% in 2023, a 1,377 bps decrease, mainly attributable to a decrease in the average interest rate earned on other interest-earnings assets (decreasing 30,202 bps as compared to 2023).
Fiscal Year 2023 compared to Fiscal Year 2022
The average balance of interest-earning asset decreased Ps.279,732 million, from Ps.13,829,788 million for the fiscal year ended December 31, 2022, to Ps. 13,550,056 million for the fiscal year ended December 31, 2023, representing a minimal decrease of 2% as compared to 2022. Of this decrease, Ps.849,009 million were due to a decrease in the average size of loans, offset by an increase for Ps.562,683 in the volume of repurchase transactions. The average yield on interest-earning assets was 72.12% in 2023, as compared to 52.52% in 2022, a 1,960 bps increase, mainly attributable to an increase in the average interest rate earned on other interest-earnings assets (increasing 30,688 bps as compared to 2022).

iii) Interest-Bearing Liabilities
The following table shows our yields on cost of funds:

	As of December 31,
	2024		2023		2022
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos, except rates)
Interest-Bearing Liabilities
Deposits
Savings Accounts	4,605,597	16.83	4,117,435	33.66	4,015,020	16.72
Time Deposits	2,879,868	54.14	5,129,784	84.60	5,008,396	54.69
Total Interest-Bearing Deposits	7,485,465	31.19	9,247,219	61.92	9,023,416	37.80
Financing Received from the Argentine Central Bank and Other Financial Institutions	386,893	3.02	76,387	17.04	86,679	10.45
Debt Securities and Subordinated Debt Securities	479,306	12.27	593,746	5.39	698,965	34.00
Other Interest-Bearing Liabilities	348,323	47.86	242,129	63.58	32,632	32.29
Total Interest-Bearing Liabilities	8,699,987	29.56	10,159,481	58.32	9,841,692	37.27
Fiscal Year 2024 compared to Fiscal Year 2023
The average balance of interest-bearing liabilities for the fiscal year ended December 31, 2024, were equal to Ps.8,699,987 million, as compared to Ps.10,159,481 million for the fiscal year ended December 31, 2023, a decrease of 14% as compared to 2023. Such decrease was primarily attributable to a Ps.2,249,916 million decrease in the average balance of time deposits, which decreased to Ps.2,879,868 as of the fiscal year ended December 31, 2024 from Ps.5,129,784 million as of the fiscal year ended December 31, 2023. In addition, the average yield on interest-bearing liabilities was 29.56% in 2024, as compared to 58.32% in 2023, a 2,876 bps decrease, mainly attributable to a decrease in the average interest rate on time deposits (decreasing 3,046 bps as compared to 2023).
Fiscal Year 2023 compared to Fiscal Year 2022
The average balance of interest-bearing liabilities for the fiscal year ended December 31, 2023, were equal to Ps.10,159,481 million, as compared to Ps.9,841,692 million for the fiscal year ended December 31, 2022, a minimal increase of 3% as compared to 2022. Such increase was primarily attributable to (i) a Ps.223,803 million increase in the average balance of deposits, which increased to Ps.9,247,219 as of the fiscal year ended December 31, 2023 from Ps.9,023,416 million as of the fiscal year ended December 31, 2022 and (ii) a Ps.106,194 million increase in the average balance of other interest-bearing liabilities, which increased to Ps.242,129 million as of the fiscal year ended December 31, 2023 from Ps.32,632 million as of the fiscal year ended December 31, 2022. The average yield on interest-bearing liabilities was 58.32% in 2023, as compared to 37.27% in 2022, a 2,105 bps increase, mainly attributable to an increase in the average interest rate on other interest-bearing liabilities (increasing 3,128 bps as compared to 2022).

iv) Interest Income
Consolidated interest income was composed of the following:

	For the Year Ended December 31,			Change (%)
	2024	2023	2022	2024/2023	2023/2022
	(in millions of Pesos, except percentages)
Cash and due from banks	723	562	32	29	1,656
Corporate debt securities	9,610	(8,681)	9,117	(211)	(195)
Government debt securities	3,416,543	4,785,311	1,130,782	(29)	323
On Loans and Other Financing Activities	3,848,319	4,397,200	3,417,375	(12)	29
Financial Sector	30,420	35,882	26,968	(15)	33
Non-financial Public Sector	22	—	—	100	N/A
Non-financial Private Sector	3,817,876	4,361,318	3,390,407	(12)	29
Advances	258,686	338,146	277,390	(23)	22
Mortgage loans	376,682	352,587	293,317	7	20
Pledge loans	53,109	62,955	62,962	(16)	—
Personal Loans	797,119	432,596	335,848	84	29
Credit Card Loans	1,401,988	1,502,408	1,171,388	(7)	28
Financial Leases	7,840	13,795	4,617	(43)	199
Notes	870,611	1,528,601	1,050,931	(43)	45
Pre-financing and export financing	9,566	4,715	10,828	103	(56)
Others	42,277	125,515	183,126	(66)	(31)
On Repurchase Transactions	969,046	1,178,729	304,207	(18)	287
Total Income from Interest	8,244,240	10,353,121	4,861,513	(20)	113
Fiscal Year 2024 compared to Fiscal Year 2023
Interest income for the fiscal year ended December 31, 2024, was equal to Ps.8,244,240 million, as compared to Ps.10,353,121 million for the fiscal year ended December 31, 2023, a 20% decrease. Such decrease was the result of a Ps.1,368,768 million or 29% decrease in government securities and a Ps.548,881 million or 12% decrease in loans and other financing.
The Ps.1,368,768 million decrease in interest earned from government debt securities was primarily driven by a reduction in the volume of Peso-denominated government securities measured at amortized cost compared to 2023. Additionally, last year's interest income from government debt securities was largely attributable to interest accrued on the portfolio of the instruments issued by the BCRA (LELIQ), which were acquired starting January 1, 2023 but were not part of the portfolio in 2024.
The decrease of Ps.548,881 million in the interest earned from loans and other financing was due to a decrease in the volume of notes loans and credit card loans.
The average amount of loans granted for the fiscal year ended December 31, 2024 was equal to Ps.7,098,216 million, a 1% decrease as compared to the Ps.7,181,810 million for the fiscal year ended December 31, 2023. The average interest rate on total loans was 37.91% for the fiscal year ended December 31, 2024, as compared to 49.76% for the fiscal year ended December 31, 2023, representing a 1,184 bps decrease year-over-year.
The decrease in interest earnings from loans and other financing in 2024 was primarily a consequence of a Ps.657,990 million increase in notes, Ps.100,420 million increase in credit cards loans and a Ps.83,238 million decrease in others.
Interest income from banking activity amounted to Ps.6,703,184 million in 2024, a 26% decrease as compared to the Ps.9,108,332 million recorded in the fiscal year ended December 31, 2023.

According to BCRA information, as of December 31, 2024, Banco Galicia’s estimated market share of loans to the private sector was 15.73%, as compared to 10.93% as of December 31, 2023.
Interest income related to Naranja X amounted to Ps.1,530,302 million for the year ended December 31, 2024, a 14% increase as compared to the Ps.1,344,817 million recorded for the fiscal year ended December 31, 2023.
Interest income related to insurance activity amounted to Ps.47,769 million for the year ended December 31, 2024, a 171% decrease as compared to the Ps.17,641 million recorded for the fiscal year ended December 31, 2023.
Fiscal Year 2023 compared to Fiscal Year 2022
Interest income for the fiscal year ended December 31, 2023, was equal to Ps.10,353,121 million, as compared to Ps.4,861,513 million for the fiscal year ended December 31, 2022, a 113% increase. Such increase was the result of a Ps.3,654,529 million or 323% increase in government securities and a Ps.979,825 million or 29% increase in loans and other financing.
The increase of Ps.3,654,529 million in the interest earned from government debt securities was due mostly to the interest accrued on the portfolio of the instruments issued by the BCRA (LELIQ) acquired from January 1, 2023.
The increase of Ps.979,825 million in the interest earned from loans and other financing was due to an increase in the volume of notes loans.
The average amount of loans granted for the fiscal year ended December 31, 2023 was equal to Ps.7,181,810 million, a 11% decrease as compared to the Ps.8,030,819 million for the fiscal year ended December 31, 2022. The average interest rate on total loans was 49.76% for the fiscal year ended December 31, 2023, as compared to 43.50% for the fiscal year ended December 31, 2022, representing a 625 bps increase year-over-year.
The increase in interest earnings from loans and other financing in 2023 was primarily a consequence of a Ps.477,670 million increase in notes, Ps.331,020 million increase in credit cards loans and a Ps.60,756 million increase in advances.
Interest income from banking activity amounted to Ps.9,108,332 million in 2023, a 128% increase as compared to the Ps.3,991,847 million recorded in the fiscal year ended December 31, 2022.
According to BCRA information, as of December 31, 2023, Banco Galicia’s estimated market share of loans to the private sector was 10.93%, as compared to 11.76% as of December 31, 2022.
Interest income related to Naranja X amounted to Ps.1,344,817 million for the year ended December 31, 2023, a 55% increase as compared to the Ps.867,433 million recorded for the fiscal year ended December 31, 2022.
Interest income related to insurance activity amounted to Ps.17,641 million for the year ended December 31, 2023, a 73% decrease as compared to the Ps.64,978 million recorded for the fiscal year ended December 31, 2022.
The following table indicates Banco Galicia market share in the segments listed below:

	For the Year Ended December 31,
	2024	2023	2022
	(in percentages)
Total Loans	15.80	10.75	11.82
Private-Sector Loans	15.73	10.93	11.76
___________________
(*) Exclusively Banco Galicia within the Argentine market, according to the daily information on loans published by the BCRA. Balances as of the last day of each year.

v) Interest Expenses
Consolidated interest expenses were comprised of the following:

	For the Year Ended December 31,			Change (%)
	2024	2023	2022	2024/2023	2023/2022
	(in millions of Pesos, except percentages)
On Deposits	2,608,629	5,915,064	3,427,892	(56)	73
Non-financial Private Sector	2,608,629	5,915,064	3,427,892	(56)	73
Checking Accounts	10,767	2,635	3,538	309	(26)
Savings Accounts	225,882	142,302	19,602	59	626
Time Deposit and Term Investments	1,344,910	4,175,011	2,679,459	(68)	56
Others	1,027,071	1,595,116	725,294	(36)	120
On Financing Received from the Argentine Central Bank and Other Financial Institutions	133,289	180,790	148,247	(26)	22
On Repurchase Transactions	18,718	17,235	10,498	9	64
Argentine Central Bank and Other Financial Institutions	157	—	—	100	N/A
Other Financial Institutions	18,561	17,235	10,498	8	64
On Other Financial Liabilities	209,955	296,935	26,734	(29)	1011
On Debt Securities	100,407	155,981	188,841	(36)	(17)
On Subordinated Debt Securities	23,430	24,845	25,037	(6)	(1)
Total Interest Expenses	3,094,428	6,590,850	3,827,250	(53)	72
Fiscal Year 2024 compared to Fiscal Year 2023
Interest expenses for the fiscal year ended December 31, 2024, were equal to Ps.3,094,428 million, as compared to Ps.6,590,850 million for the fiscal year ended December 31, 2023, representing a 53% decrease. Such decrease was primarily attributable to a decrease in interest paid on deposits for Ps.3,306,435 million and on other financial liabilities for Ps.86,980 million.
Interest expenses from deposits amounted to Ps.2,608,629 million for the fiscal year ended December 31, 2024, as compared to Ps.5,915,064 million for the fiscal year ended December 31, 2023, a Ps.3,306,435 million decrease. This decrease was primarily due to decreased interest expenses related to time deposits and term investments, which was equal to Ps.2,830,101 million for the fiscal year ended December 31, 2024, representing a 68% decrease as compared to Ps.4,175,011 million for the fiscal year ended December 31, 2023.
The decrease in lower interest paid to time deposits and term investments was as a consequence of a decrease in the nominal annual rate and the average volume of deposits.
The total average interest-bearing deposits for the fiscal year ended December 31, 2024, amounted to Ps.7,485,465 million, reflecting a decrease of 19%. This decrease was due to a decrease in time deposits for Ps.2,249,916 million.
Out of total interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2024, the average interest rate of time deposits was 31.19%, as compared to 61.92% for the fiscal year ended December 31, 2023; a 3,073 bps decrease.
Savings accounts deposits for the fiscal year ended December 31, 2024 accrued interest at an average rate of 16.83%, as compared to an average rate of 33.66% for the fiscal year ended December 31, 2023, a 1,683 bps decrease. The rate of time deposits for the fiscal year ended December 31, 2024, was 54.14%, as compared to 84.60% for the fiscal year ended December 31, 2023; a 3,046 bps decrease.

Interest expenses related to banking activity amounted to Ps.2,609,185 million for the fiscal year ended December 31, 2024, as compared to Ps.5,924,752 million for the fiscal year ended December 31, 2023, representing a 56% decrease.
According to BCRA information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share increased from 9.96% as of December 31, 2023, to 11.17% as of December 31, 2024.
Interest expenses related to Naranja X amounted to Ps.549,578 million for the fiscal year ended December 31, 2024, as compared to Ps.777,305 million for the fiscal year ended December 31, 2023, representing a 29% decrease.
Fiscal Year 2023 compared to Fiscal Year 2022
Interest expenses for the fiscal year ended December 31, 2023, were equal to Ps.6,590,850 million, as compared to Ps.3,827,250 million for the fiscal year ended December 31, 2022, representing a 72% increase. Such increase was primarily attributable to an increase in interest paid on deposits for Ps.2,487,172 million and an increase on other financial liabilities for Ps.270,201 million.
Interest expenses from deposits amounted to Ps.5,915,064 million for the fiscal year ended December 31, 2023, as compared to Ps.3,427,892 million for the fiscal year ended December 31, 2022, a Ps.2,487,172 million increase. This increase was primarily due to increased interest expenses related to time deposits and term investments, which was equal to Ps.1,495,552 million for the fiscal year ended December 31, 2023, representing a 56% increase as compared to Ps.2,679,459 million for the fiscal year ended December 31, 2022 and due to an increase of other deposits of Ps.4,175,011.
The increase in higher interest paid to time deposits and term investments was as a consequence of higher volume and rate yields.
The total average interest-bearing deposits for the fiscal year ended December 31, 2023, amounted to Ps.9,247,219 million, reflecting a increase of 2%. This increase was due to an increase in time deposits for Ps.121,388 million.
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
Interest expenses related to banking activity amounted to Ps.5,924,752 million for the fiscal year ended December 31, 2023, as compared to Ps.3,477,097 million for the fiscal year ended December 31, 2022, representing a 70% increase.
According to BCRA information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share decreased from 10.75% as of December 31, 2022, to 9.96% as of December 31, 2023.
Interest expenses related to Naranja X amounted to Ps.777,305 million for the fiscal year ended December 31, 2023, as compared to Ps.410,772 million for the fiscal year ended December 31, 2022, representing an 89% increase.
The following table indicates Banco Galicia's market share in the segments listed below:

	For the Year Ended December 31,
	2024	2023	2022
	(in percentages)
Total Deposits	16.82	8.81	9.10
Total Deposits in Checking and Savings Accounts and Time Deposits	11.17	9.96	10.75
Private-Sector Deposits	13.63	9.83	10.56

____________________
(*)Exclusively Banco Galicia within the Argentine market, according to the daily information on deposits published by the BCRA. Balances as of the last day of each year.
vi) Net Fee Income
Consolidated net fee income consisted of:

	For the Year Ended December 31,			Change (%)
	2024	2023	2022	2024/2023	2023/2022
	(in millions of Pesos, except percentages)
Income From
Credit Cards	546,654	496,525	443,952	10	12
Insurance	37,545	23,725	31,119	58	(24)
Deposits and other obligations	369,226	431,085	411,856	(14)	5
Credit Loans	162,145	134,361	140,709	21	(5)
Loan Commitments and Financial Guarantees	11,726	4,678	2,026	151	131
Securities	94,934	61,836	35,536	54	74
Collections Management	4,872	4,937	5,679	(1)	(13)
Foreign and Exchange Transactions	44,165	33,454	31,077	32	8
Total fee income	1,271,266	1,190,600	1,101,954	7	8
Total fee expenses	(179,402)	(163,995)	(182,825)	9	(10)
Net fee income	1,091,864	1,026,605	919,129	6	12
Fiscal Year 2024 compared to Fiscal Year 2023
Our net fee income for the fiscal year ended December 31, 2024, was equal to Ps.1,091,864 million, as compared to Ps.1,026,605 million for the fiscal year ended December 31, 2023, a 6% increase. This increase was mainly due to a 10% increase in credit cards and to a 54% increase in securities.
Income from credit card transactions for the fiscal year ended December 31, 2024, was Ps.546,654 million, as compared to Ps.496,525 million for the fiscal year ended December 31, 2023, a Ps.50,129 million increase.
The total number of credit cards managed for the fiscal year ended December 31, 2023 was 15,493,853, as compared to 13,078,384 for the fiscal year ended December 31, 2022, a 18% increase.
The total fee expenses for the fiscal year ended December 31, 2024 were equal to Ps.179,402 million, as compared to Ps.163,995 million for the fiscal year ended December 31, 2023, a 9% increase. Such increase was mainly attributable to a 6% increase in expenses related to credit cards and a 10% increase in expenses related to other fees, as compared to the previous fiscal year.
Net fee income related to banking activity for the fiscal year ended December 31, 2024, was equal to Ps.625,601 million, as compared to Ps.634,364 million for fiscal year ended December 31, 2023, a 1% decrease.
Net fee income related to Naranja X for the fiscal year ended December 31, 2024 amounted to Ps.465,648 million as compared to Ps.405,580 million for the fiscal year ended December 31, 2023, a 15% increase.
For more information about fees, please see – Item 4. “Information on the Company” –A. “Business Overview” – “Argentine Banking Regulations” – “Limitations on Fees and Other Substantial Elements”.
Fiscal Year 2023 compared to Fiscal Year 2022
Our net fee income for the fiscal year ended December 31, 2023, was equal to Ps.1,026,605 million, as compared to Ps.919,129 million for the fiscal year ended December 31, 2022, a 12% increase. This increase was mainly due to a 12% increase in credit cards and to a 74% increase in securities.

Income from credit card transactions for the fiscal year ended December 31, 2023, was Ps.496,525 million, as compared to Ps.443,952 million for the fiscal year ended December 31, 2022, a Ps.52,573 million increase.
The total number of credit cards managed for the fiscal year ended December 31, 2023 was 13,078,384, as compared to 13,605,521 for the fiscal year ended December 31, 2022, a 4% decrease.
The total fee expenses for the fiscal year ended December 31, 2023 were equal to Ps.163,995 million, as compared to Ps.182,825 million for the fiscal year ended December 31, 2022, a 10% increase. Such increase was mainly attributable to a 12% increase in expenses related to other fees, as compared to the previous fiscal year.
Net fee income related to banking activity for the fiscal year ended December 31, 2023, was equal to Ps.634,364 million, as compared to Ps.557,326 million for fiscal year ended December 31, 2022, a 14% increase.
Net fee income related to Naranja X for the fiscal year ended December 31, 2023 amounted to Ps.405,580 million as compared to Ps.381,815 million for the fiscal year ended December 31, 2022, a 6% increase.
For more information about fees, please see – Item 4. “Information on the Company” –A. “Business Overview” – “Argentine Banking Regulations” – “Limitations on Fees and Other Substantial Elements”.
The following table sets forth the number of credit cards outstanding as of the dates indicated:

	December 31,			Change (%)
	2024	2023	2022	2024/2023	2023/2022
	(number of credit cards, except otherwise noted)			(percentages)
Banco Galicia
Visa	2,593,186	2,553,142	3,265,090	2	(22)
“Gold”	633,289	590,234	804,237	7	(27)
International	702,413	728,291	923,064	(4)	(21)
Domestic	6,060	10,513	19,872	(42)	(47)
“Business”	163,634	155,187	173,101	5	(10)
“Platinum”	430,663	439,272	675,998	(2)	(35)
“Signature”	657,127	629,645	668,818	4	(6)
American Express	642,019	661,059	701,514	(3)	(6)
“Gold”	146,514	153,977	174,447	(5)	(12)
“International”	102,224	108,967	120,495	(6)	(10)
“Platinum”	235,274	232,289	217,052	1	7
“Signature”	158,007	165,826	189,520	(5)	(13)
MasterCard	1,220,240	1,132,957	1,112,453	8	2
“Gold”	5	19	30	(74)	(37)
MasterCard	345,396	311,403	285,100	11	9
“Platinum”	355,749	312,545	329,086	14	(5)
“Black”	168,878	169,840	198,361	(1)	(14)
Others	350,212	339,150	299,876	3	13
Galicia Más	932,934	—	—	N/A	N/A
Tarjeta Naranja	10,105,474	8,731,226	8,526,464	16	2
Naranja	5,385,382	4,684,717	4,572,489	15	2
Visa	3,500,799	3,667,833	3,566,908	(5)	3
MasterCard	1,182,193	334,801	337,276	253	(1)
American Express	37,100	43,875	49,791	(15)	(12)
Total Credit Cards	15,493,853	13,078,384	13,605,521	18	(4)
Total Amount of Purchases (in millions of Pesos)	29,562,226	19,832,374	18,547,816	49	7

vii) Net Income from Financial Instruments
Consolidated net income from financial instruments was comprised of:

	For the Year Ended December 31,			Change (%)
	2024	2023	2022	2024/2023	2023/2022
	(in millions of Pesos, except percentages)
From Measurement of Financial Assets at Fair Value through Profit or Loss:
Income from Government Securities	723,409	330,330	2,184,992	119	(85)
Income from Corporate Securities	81,720	251,190	89,745	(67)	180
Income from Derivative Instruments	6,601	37,964	23,091	(83)	64
Repurchase Transactions	6,594	37,964	23,091	(83)	64
Income from Other Financial Assets	(17)	4	—	(546)	—
Income from derecognition of assets measured at fair value	73,018	—	—	—	—
From Measurement of Financial Liabilities at Fair Value through Profit or Loss:	(17,772)	(23,039)	(4,983)	(23)	(362)
Total Net Results from Financial Instruments	866,961	596,450	2,292,844	45	(74)
Fiscal Year 2024 compared to Fiscal Year 2023
Net income from financial instruments for the fiscal year ended December 31, 2024 was equal to Ps.866,961 million, as compared to Ps.596,450 million for the fiscal year ended December 31, 2023, a Ps.270,511 increase. This increase was due to higher results from government securities for Ps.393,079 million.
The average position in debt securities for the fiscal year ended December 31, 2024 was Ps.850,502 million, as compared to Ps.3,893,187 million for the fiscal year ended December 31, 2023, a 78% decrease.
The average yield on debt securities for the fiscal year ended December 31, 2024, was 102.63%, as compared to 5.41% for fiscal year ended December 31, 2023, a 9,723 bps increase.
These variations were mainly a result of net income from financial instruments related to Banco Galicia, which for the noted years represented 71% of our total consolidated net result from financial instruments. Banco Galicia’s net income from financial instruments for the fiscal year ended December 31, 2024 amounted to Ps.615,210 million, as compared to Ps.254,406 million for the fiscal year ended December 31, 2023, a 142% increase.
Fiscal Year 2023 compared to Fiscal Year 2022
Net income from financial instruments for the fiscal year ended December 31, 2023, was equal to Ps.596,450 million, as compared to Ps.2,292,844 million for the fiscal year ended December 31, 2022, a Ps.1,699,888 decrease. This decrease was a consequence of the change in the valuation model of the instruments issued by the BCRA, which went from being measured from fair value to amortized cost.
The average position in Government securities for the fiscal year ended December 31, 2023, was Ps.3,893,187 million, as compared to Ps.3,566,564 million for the fiscal year ended December 31, 2022, a 9% increase.
The average yield on Government securities for the fiscal year ended December 31, 2023, was 5.41%, as compared to 61.13% for fiscal year ended December 31, 2022, a 5,572 bps decrease.
These variations were mainly a result of net income from financial instruments related to Banco Galicia, which for the noted years represented 234% of our total consolidated net result from financial instruments. Banco Galicia’s net income from financial instruments for the fiscal year ended December 31, 2023 amounted to Ps.254,406 million, as compared to Ps.2,172,502 million for the fiscal year ended December 31, 2022, a 88% decrease.

viii) Exchange Rate Differences on Foreign Currency
Fiscal Year 2024 compared to Fiscal Year 2023
Exchange rate differences on foreign currency for the fiscal year ended December 31, 2024 were equal to Ps.154,842 million, as compared to Ps.1,333,961 million for the fiscal year ended December 31, 2023, a 88% or Ps.1,179,119 million decrease. The exchange rate difference from the previous year was positively affected by the devaluation, with the exchange rate increasing by 356%, while in 2024, the devaluation was smaller. As of December 31, 2024, the exchange rate increased 28% as compared to December 31, 2023.
Fiscal Year 2023 compared to Fiscal Year 2022
Exchange rate differences on foreign currency for the fiscal year ended December 31, 2023 were equal to Ps.1,333,961 million, as compared to Ps.136,464 million for the fiscal year ended December 31, 2022, a 878% or Ps.1,197,497 million increase. This increase was primarily the result of a increase in valuation of assets and liabilities in foreign currency for the fiscal year ended December 31, 2023, equal to Ps.1,277,541 million as compared to Ps.78,429 million of the fiscal year ended December 31, 2022, a 1,529% increase.
ix) Other Operating Income
The following table sets forth the various components of other operating income.

	For the Year Ended December 31,			Change (%)
	2024	2023	2022	2024/2023	2023/2022
	(in millions of Pesos, except percentages)
Other financial income (1) (2)	27,966	24,539	7,453	14	229
Rental of safe deposit boxes (1)	32,910	26,705	27,162	23	(2)
Other fee income (1)	203,940	157,422	119,595	30	32
Other adjustments and interest on miscellaneous receivables	94,819	463,045	251,820	(80)	84
Reversed allowances	1,080	55,441	440	(98)	12500
Other	127,704	104,185	93,914	23	11
Total other operating income	488,419	831,337	500,385	(41)	66
____________________
1)Item included for calculating the efficiency ratio.
2)Item included for calculating the financial margin.
Fiscal Year 2024 compared to Fiscal Year 2023
Other operating income for the fiscal year ended December 31, 2024 was equal to Ps.488,419 million, as compared to Ps.831,337 million for the fiscal year ended December 31, 2023, a 41% decrease. This decrease was mainly the result of a decrease in the line of other adjustments and interest on miscellaneous receivables.
Other operating income related to banking activity was equal to Ps.204,887 million, as compared to Ps.607,185 million for the fiscal year ended December 31, 2023, a 66% decrease.
Other operating income related to Naranja X for the fiscal year ended December 31, 2024 was equal to Ps.111,937 million, as compared to Ps.85,486 million for the fiscal year ended December 31, 2023, a 31% increase.
Fiscal Year 2023 compared to Fiscal Year 2022
Other operating income for the fiscal year ended December 31, 2023 was equal to Ps.831,337 million, as compared to Ps.500,385 million for the fiscal year ended December 31, 2022, a 66% increase. This increase was mainly the result of an increase in the line of other adjustments and interest on miscellaneous receivables, as a consequence of earnings from debt securities pledged as collateral.
Other operating income related to banking activity was equal to Ps.607,185 million, as compared to Ps.336,878 million for the fiscal year ended December 31, 2022, a 80% increase.

Other operating income related to Naranja X for the fiscal year ended December 31, 2023 was equal to Ps.85,486 million, as compared to Ps.77,949 million for the fiscal year ended December 31, 2022, a 10% increase.
x) Income from Insurance Activities
The following table shows the results generated by insurance activities:

	For the Year Ended December 31,			Change (%)
	2024	2023	2022	2024/2023	2023/2022
	(in millions of Pesos, except percentages)
Insurance revenue	376,468	208,579	151,320	80	38
Insurance service expense	(368,341)	(128,043)	(59,334)	188	116
Net expenses from reinsurance contracts held	7,903	(1,393)	(4,718)	(667)	(70)
Total Income from Insurance Activities	16,029	79,142	87,269	(80)	(9)
Fiscal Year 2024 compared to Fiscal Year 2023
Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the fiscal year ended December 31, 2024, was equal to Ps.16,029 million, as compared to Ps.79,142 million for the fiscal year ended December 31, 2023, a 80% decrease. This decrease was mainly due to higher insurance service expense, which for the fiscal year ended December 31, 2024, were equal to Ps.368,341 million, as compared to Ps.128,043 million for the fiscal year ended December 31, 2023, offset by a higher insurance revenue for Ps.167,889 million.
Fiscal Year 2023 compared to Fiscal Year 2022
Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the fiscal year ended December 31, 2023, was equal to Ps.79,142 million, as compared to Ps.87,269 million for the fiscal year ended December 31, 2022, a 9% decrease. This decrease was mainly due to higher insurance service expense, which for the fiscal year ended December 31, 2023, were equal to Ps.128,043 million, as compared to Ps.59,334 million for the fiscal year ended December 31, 2022.
xi) Impairment Charge
Fiscal Year 2024 compared to Fiscal Year 2023
Impairment Charge for the fiscal year ended December 31, 2024 were equal to Ps.862,799 million, as compared to Ps.415,238 million for the fiscal year ended December 31, 2023, a 108% increase. This increase was due to a an increase in our financing portfolio and the corresponding increase in impairment charges.
Impairment Charge related to banking activity for the fiscal year ended December 31 2024, were equal to Ps.508,666 million, as compared to Ps.273,838 million for the fiscal year ended December 31, 2023, a 86% increase.
Impairment Charge related to Naranja X for the fiscal year ended December 31, 2024 were equal to Ps.354,060 million, as compared to Ps.141,402 million for the fiscal year ended December 31, 2023, a 150% increase. This increase was due to a larger financing portfolio.

Fiscal Year 2023 compared to Fiscal Year 2022
Impairment Charge for the fiscal year ended December 31, 2023 were equal to Ps.415,238 million, as compared to Ps.355,596 million for the fiscal year ended December 31, 2022, a 17% increase. This increase was due to the worsening performance of macroeconomic variables.
Impairment Charge related to banking activity for the fiscal year ended December 31 2023, were equal to Ps.273,838 million, as compared to Ps.239,781 million for the fiscal year ended December 31, 2022, a 14% increase.
Impairment Charge related to Naranja X for the fiscal year ended December 31, 2023 were equal to Ps.141,402 million, as compared to Ps.115,823 million for the fiscal year ended December 31, 2022, a 22% increase. This increase was due to the worsening performance of Naranja's customers, as well as macroeconomic variables.
xii) Personnel Expenses
Fiscal Year 2024 compared to Fiscal Year 2023
Personnel expenses for the fiscal year ended December 31, 2024, were equal to Ps.1,031,479 million, as compared to Ps.765,351 million for the fiscal year ended December 31, 2023, a 35% increase. This increase was primarily as a result of higher provisions for restructuring.
As a result of the acquisition of HSBC businesses in Argentina, certain internal corporate reorganization processes will be carried out to optimize operations and resources, offering a unified service proposition to customers. The goal of this process is to enhance operational efficiency, maximize resources, and strengthen market consolidation, ultimately creating a more agile and effective structure capable of addressing the challenges of the Argentinian market. To achieve this goal, the Group plans to implement a restructuring plan and recognized a restructuring provision of Ps.287,485 million as of December 31, 2024.
Personnel expenses related to banking activity for the fiscal year ended December 31, 2024, were equal to Ps.810,888 million, as compared to Ps.547,795 million for the fiscal year ended December 31, 2023, a 48% increase.
Personnel expenses related to Naranja X for the fiscal year ended December 31, 2024, were equal to Ps.171,347 million as compared to Ps.169,148 million for the fiscal year ended December 31, 2023, a 1% increase.
Personnel expenses related to insurance activity for the fiscal year ended December 31, 2024, were equal to Ps.18,863 million as compared to Ps.27,728 million for the fiscal year ended December 31, 2023, a 32% decrease.
Fiscal Year 2023 compared to Fiscal Year 2022
Personnel expenses for the fiscal year ended December 31, 2023 were equal to Ps.765,351 million, as compared to Ps.657,053 million for the fiscal year ended December 31, 2022, a 16% increase. This increase was primarily as a result of the impact of salary increases on employee salary and annual bonuses.
Personnel expenses related to banking activity for the fiscal year ended December 31, 2023 were equal to Ps.547,795 million, as compared to Ps.453,280 million for the fiscal year ended December 31, 2022, a 21% increase.
Personnel expenses related to Naranja X for the fiscal year ended December 31, 2023 were equal to Ps.169,148 million as compared to Ps.165,652 million for the fiscal year ended December 31, 2022, a 2% increase.
Personnel expenses related to insurance activity for the fiscal year ended December 31, 2023 were equal to Ps.27,728 million as compared to Ps.25,117 million for the fiscal year ended December 31, 2022, a 10% increase.

xiii) Administrative Expenses
The following table sets forth the components of our consolidated administrative expenses:

	For the Year Ended December 31,			Change (%)
	2024	2023	2022	2023/2022	2022/2021
	(in millions of Pesos, except percentages)
Fees and Compensation for Services	67,280	45,106	51,393	49	(12)
Directors’ and Syndics’ Fees	9,841	7,878	8,449	25	(7)
Advertising and Marketing	37,686	31,144	28,950	21	8
Taxes	212,319	192,065	159,961	11	20
Maintenance and Repairs	121,588	92,014	94,599	32	(3)
Electricity and Communication	33,109	29,784	31,499	11	(5)
Entertainment and Transportation Expenses	2,290	1,761	1,580	30	11
Stationery and Office Supplies	3,630	3,028	2,241	20	35
Rentals	1,425	1,377	2,400	3	(43)
Administrative Services Hired	140,284	115,255	111,047	22	4
Security	17,551	15,266	14,440	15	6
Insurance	5,696	4,590	5,456	24	(16)
Armored Transportation Services	36,292	39,385	37,888	(8)	4
Others	65,035	64,239	58,514	1	10
Total Administrative Expenses	754,026	642,891	608,416	17	6
Fiscal Year 2024 compared to Fiscal Year 2023
Administrative expenses for the fiscal year ended December 31, 2024 were equal to Ps.754,026 million as compared to Ps.642,891 million for the fiscal year ended December 31, 2023, a 17% increase. This increase was primarily attributable to a (i) Ps.29,574 million in maintenance and repairs of assets and systems, (ii) Ps.25,029 million in administrative services under contract, (iii) Ps.22,174 million in fees and remunerations for services and (iv) Ps.20,254 million in taxes.
Maintenance and repairs of assets and systems for the fiscal year ended December 31, 2024 were equal to Ps.121,588 million, as compared to Ps.92,014 million for the fiscal year ended December 31, 2023, a 32% increase.
Administrative services under contract for the fiscal year ended December 31, 2024 were equal to Ps.140,284 million, as compared to Ps.115,255 million for the fiscal year ended December 31, 2023, a 22% increase.
Fees and remunerations for services for the fiscal year ended December 31, 2024 were equal to Ps.67,280 million, as compared to Ps.45,106 million for the fiscal year ended December 31, 2023, a 49% increase.
Taxes for services for the fiscal year ended December 31, 2023 were equal to Ps.212,319 million, as compared to Ps.192,065 million for the fiscal year ended December 31, 2022, a 11% increase.
Administrative expenses related to banking activity for the fiscal year ended December 31, 2024 were equal to Ps.523,332 million, as compared to Ps.445,472 million for the fiscal year ended December 31, 2023, a 17% increase.
Administrative expenses related to Naranja X for the fiscal year ended December 31, 2024 were equal to Ps.196,258 million, as compared to Ps.167,091 million for the fiscal year ended December 31, 2023, a 17% increase.
Administrative expenses related to insurance activity for the fiscal year ended December 31, 2024 were equal to Ps.6,402 million, as compared to Ps.14,922 million for the fiscal year ended December 31, 2023, a 57% decrease.

Fiscal Year 2023 compared to Fiscal Year 2022
Administrative expenses for the fiscal year ended December 31, 2023 were equal to Ps.642,891 million as compared to Ps.608,416 million for the fiscal year ended December 31, 2022, a 6% increase. This increase was primarily attributable to a (i) Ps.32,104 million increase in taxes, and (ii) Ps.5,725 million increase in other administrative expenses.
Taxes for services for the fiscal year ended December 31, 2023 were equal to Ps.192,065 million, as compared to Ps.159,961 million for the fiscal year ended December 31, 2022, a 20% increase.
Other administrative expenses for the fiscal year ended December 31, 2023 were equal to Ps.64,239 million, as compared to Ps.58,514 million for the fiscal year ended December 31, 2022, a 10% increase.
Administrative expenses related to banking activity for the fiscal year ended December 31, 2023 were equal to Ps.445,472 million, as compared to Ps.429,771 million for the fiscal year ended December 31, 2022, a 4% increase.
Administrative expenses related to Naranja X for the fiscal year ended December 31, 2023 were equal to Ps.167,091 million, as compared to Ps.151,809 million for the fiscal year ended December 31, 2022, a 10% increase.
Administrative expenses related to insurance activity for the fiscal year ended December 31, 2023 were equal to Ps.14,922 million, as compared to Ps.12,859 million for the fiscal year ended December 31, 2022, a 16% increase.
xiv) Other Operating Expenses

	For the Year Ended December 31,			Change (%)
	2024	2023	2022	2024/2023	2023/2022
	(in millions of Pesos, except percentages)
Turnover tax	564,903	725,942	514,484	(22)	41
On operating income (1) (2)	452,938	603,075	345,164	(25)	75
On fees (1)	93,574	92,485	154,110	1	(40)
On other items	18,391	30,382	15,211	(39)	100
Contributions to the Guarantee Fund (1) (2)	17,114	19,013	19,778	(10)	(4)
Charges for Other Provisions	103,692	29,914	29,448	247	2
Claims	24,398	33,856	41,006	(28)	(17)
Other Financial Expenses (1) (2)	106,362	77,303	83	38	93,036
Interest on leases	5,666	7,414	7,752	(24)	(4)
Credit-card-relates expenses(1)	141,725	109,774	82,880	29	32
Other Expenses from Services(1)	231,032	207,434	147,131	11	41
Others	65,115	20,948	20,435	211	3
Total other operating expenses	1,260,007	1,231,598	862,997	2	43
____________________
(1)Item included for calculating the efficiency ratio.
(2)Item included for calculating the financial margin.
Fiscal Year 2024 compared to Fiscal Year 2023
Other operating expenses for the fiscal year ended December 31, 2024 were equal to Ps.1,260,007 million, as compared to Ps.1,231,598 million of the fiscal year ended December 31, 2023, a 2% increase. This increase was primarily attributable to a Ps.44,167 million increase in other expenses, and to a Ps.73,778 million in charges for other provisions, offset by a decrease for Ps.161,039 million in turnover tax.
Other expenses for the fiscal year ended December 31, 2024 was equal to Ps.65,115 million as compared to Ps.20,948 million for the fiscal year ended December 31, 2023.

Charges for other provisions for the fiscal year ended December 31, 2024 was equal to Ps.103,692 million as compared to Ps.29,914 million for the fiscal year ended December 31, 2023.
The turnover tax for the fiscal year ended December 31, 2024 was equal to Ps.564,903 million as compared to Ps.725,942 million for the fiscal year ended December 31, 2023.
Other operating expenses related to banking activity for the fiscal year ended December 31, 2024 were equal to Ps.825,674 million, as compared to Ps.893,682 million of the fiscal year ended December 31, 2023, a 8% decrease.
Other operating expenses related to Naranja X for the fiscal year ended December 31, 2024 were equal to Ps.263,420 million, as compared to Ps.228,696 million for the fiscal year ended December 31, 2023.
Fiscal Year 2023 compared to Fiscal Year 2022
Other operating expenses for the fiscal year ended December 31, 2023 were equal to Ps.1,231,598 million, as compared to Ps.862,997 million of the fiscal year ended December 31, 2022, a 43% increase. This increase was primarily attributable to a 41% increase in the turnover tax, to a 41% increase in other expenses from services and a 32% increase in credit-card-relates expenses.
The turnover tax for the fiscal year ended December 31, 2023 was equal to Ps.725,942 million as compared to Ps.514,484 million for the fiscal year ended December 31, 2022, a 41% increase.
Other provisions for the fiscal year ended December 31, 2023 were equal to Ps.29,914 million as compared to Ps.29,448 million for the fiscal year ended December 31, 2022, a 2% increase.
Other operating expenses related to banking activity for the fiscal year ended December 31, 2023 were equal to Ps.893,682 million, as compared to Ps.621,048 million of the fiscal year ended December 31, 2022, a 44% increase.
Other operating expenses related to Naranja X for the fiscal year ended December 31, 2023 were equal to Ps.228,696 million, as compared to Ps.229,751 million for the fiscal year ended December 31, 2022.
xv) Loss on Net Monetary Position
Fiscal Year 2024 compared to Fiscal Year 2023
Loss on net monetary position for the fiscal year ended December 31, 2024 was equal to Ps.2,384,891 million as compared to Ps.3,306,755 million for the fiscal year ended December 31, 2023, a 28% decrease. This decrease was due to a lower annual inflation. Inflation as of December 31, 2024 was 117.8%, 9,360 bps lower than the 211.4% inflation rate as of December 31, 2023.
Loss on net monetary position related to banking activity for the fiscal year ended December 31, 2024 was equal to Ps.1,972,791 million as compared to Ps.2,665,086 million for the fiscal year ended December 31, 2023, a 26% decrease.
Loss on net monetary position related to Naranja X for the fiscal year ended December 31, 2024 was equal to Ps.364,590 million as compared to Ps.490,136 million for the fiscal year ended December 31, 2023, a 26% decrease.
Loss on net monetary position related to insurance activity for the fiscal year ended December 31, 2024 was equal to Ps.19,754 million as compared to Ps.42,374 million for the fiscal year ended December 31, 2023, a 147% decrease.
Fiscal Year 2023 compared to Fiscal Year 2022
Loss on net monetary position for the fiscal year ended December 31, 2023 was equal to Ps.3,306,755 million as compared to Ps.1,853,856 million for the fiscal year ended December 31, 2022, a 78% increase. This increase was due to a higher annual inflation. Inflation as of December 31, 2023 was 211.4%, 11,660 bps higher than the 94.80% inflation rate as of December 31, 2022.
Loss on net monetary position related to banking activity for the fiscal year ended December 31, 2023 was equal to Ps.2,665,086 million as compared to Ps.1,506,966 million for the fiscal year ended December 31, 2022, a 77% increase.

Loss on net monetary position related to Naranja X for the fiscal year ended December 31, 2023 was equal to Ps.490,136 million as compared to Ps.282,130 million for the fiscal year ended December 31, 2022, a 74% increase.
Loss on net monetary position related to insurance activity for the fiscal year ended December 31, 2023 was equal to Ps.42,374 million as compared to Ps.13,208 million for the fiscal year ended December 31, 2022, a 221% increase.
xvi) Share of Profit from Associates and Joint Ventures
Fiscal Year 2024 compared to Fiscal Year 2023
Share of Profit from Associates and Joint Ventures for the fiscal year ended December 31, 2024 was equal to Ps.719,230 million as compared to Ps.6,380 million for the fiscal year ended December 31, 2023, a Ps.712,850 increase.

On December 6, 2024, Banco Galicia and Grupo Galicia completed the acquisition of HSBC Latin America B.V. (“HSBC”) equity stakes in its subsidiaries in Argentina, thereby acquiring HSBC’s banking, asset management, and insurance businesses in Argentina. The impact of this transaction on results amounted to Ps.724,525 million in the share of profit from associates and joint ventures, reflecting the difference between the fair value of the acquired company and the purchase price.
xvii) Income Tax from Continuing Operations
Fiscal Year 2024 compared to Fiscal Year 2023
Income tax from continuing operations for the fiscal year ended December 31, 2024 was equal to Ps.586,614 million as compared to Ps.448,246 million for the fiscal year ended December 31, 2023, a 31% increase. This increase was mainly attributable to an increase in the operating income.
Income tax from continuing operations related to banking activity for the fiscal year ended December 31, 2024 was equal to Ps.449,076 million as compared to Ps.338,128 million for the fiscal year ended December 31, 2023, a 33% increase.
Income tax from continuing operations related to Naranja X for the fiscal year ended December 31, 2024 was equal to Ps.89,600 million as compared to Ps.26,782 million for the fiscal year ended December 31, 2023, a 235% increase.
Income tax from continuing operations related to insurance activity for the fiscal year ended December 31, 2024 was equal to Ps.177 million as compared to Ps.3,983 million for the fiscal year ended December 31, 2023, a 104% increase.
Fiscal Year 2023 compared to Fiscal Year 2022
Income tax from continuing operations for the fiscal year ended December 31, 2023 was equal to Ps.448,246 million as compared to Ps.115,070 million for the fiscal year ended December 31, 2022, a 290% increase. This increase was mainly attributable to an increase in the operating income.
Income tax from continuing operations related to banking activity for the fiscal year ended December 31, 2023 was equal to Ps.338,128 million as compared to Ps.42,640 million for the fiscal year ended December 31, 2022, a 693% increase.
Income tax from continuing operations related to Naranja X for the fiscal year ended December 31, 2023 was equal to Ps.26,782 million as compared to Ps.13,258 million for the fiscal year ended December 31, 2022, a 102% increase.
Income tax from continuing operations related to insurance activity for the fiscal year ended December 31, 2023 was equal to Ps.3,983 million as compared to Ps.14,590 million for the fiscal year ended December 31, 2022 , a 73% decrease.

A.8 Consolidated Assets
The main components of our consolidated assets as of the dates indicated below were as follows:

	As of December 31,
	2024		2023		2022
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Cash and due from banks	6,744,840	21	4,346,311	20	3,034,943	13
Debt Securities	1,508,649	5	1,303,957	6	5,372,643	24
Loans and other financing	14,388,092	44	6,708,658	30	8,430,995	37
Other Financial Assets	7,747,750	24	8,168,506	37	4,719,024	21
Equity investments in subsidiaries, associates and joint businesses	4,088	—	5,772	—	4,522	—
Property, Plant and Equipment	995,521	3	773,625	3	785,420	3
Intangible Assets	304,486	1	269,188	1	261,169	1
Other Assets	810,028	2	670,678	3	230,709	1
Assets available for sale	14,526	—	163	—	8	—
Total Assets	32,517,979	100	22,246,858	100	22,839,433	100
Of our Ps.32,517,979 million total assets as of December 31, 2024, Ps.26,394,130 million, or 81%, corresponded to Banco Galicia and Ps.5,044,833 million, or 16%, corresponded to Naranja X (Tarjetas Regionales on a consolidated basis). The remaining were primarily attributable to Sudamericana on a consolidated basis. The composition of our assets demonstrates an increase in the amounts reflected in our main line items, as described in more detail below.
As of December 31, 2024, the line item “Cash and Due from Banks” included cash for Ps.2,901,506 million, balances held at the BCRA for Ps.3,648,616 million and balances held in correspondent banks for Ps.194,718 million. The balance held at the BCRA is used for meeting the minimum cash requirements set by the BCRA.
Our holdings of debt securities as of December 31, 2024 was Ps.1,508,649 million. Our holdings of government and private securities are shown in more detail in Item 4. “Information on the Company”—B. “Operating Overview” — “Selected Statistical Information”— “Debt and Equity Securities”.
Our total net loans and other financing were Ps.14,388,092 million as of December 31, 2024, of which Ps.11,036,306 million corresponded to Banco Galicia’s portfolio and Ps.3,464,446 corresponded to Naranja X’ portfolios, the remaining amount to secured loans held by Sudamericana. For more information on loan and other financing activities portfolios, see Item 4. “Information on the Company”—B. “Operating Overview” — “Selected Statistical Information”— “Loan and Other Financing Portfolio”.

A.9 Exposure to the Argentine Public Sector
The following table shows our total net exposure, primarily related to Banco Galicia, to the Argentine public sector as of December 31, 2024, 2023 and 2022.

	As of December 31,
	2024	2023	2022
	(in millions of Pesos)
Government securities net position	4,676,976	5,484,782	8,066,705
Debt securities at fair value	1,159,975	917,928	5,332,319
Debt securities in Pesos	502,122	(12,142)	250,361
Debt securities adjusted by CER	574,429	194,121	143,378
Debt securities in US$	54,991	39,454	35,561
DUAL Bond	28,434	696,495	19,368
LELIQ	—	—	4,883,652
Debt securities measurement at amortized cost	2,187,417	4,566,854	2,734,386
Debt securities in Pesos	244,562	1,251,877	399,032
Debt securities adjusted by CER	1,653,280	2,332,937	1,885,230
Debt securities in US$	289,575	140,821	—
DUAL Bond	—	—	214,758
LELIQ	—	210,192	—
Lediv	—	631,027	235,365
Debt securities measured at fair value through OCI	1,329,584	—	—
Debt securities in Pesos	1,225,584	—	—
Deb securities adjusted by CER	104,000	—	—
Other Financing Assets	739	2,319,481	644,959
Repurchase agreement transactions - BCRA	—	2,318,168	636,048
Loans and Others Financing	739	1,093	8,732
Certificate of Participation in Trusts	—	220	179
Total (1)	4,677,715	7,804,263	8,711,664
____________________
(1)Does not include deposits with the BCRA, which constitute one of the items by which Banco Galicia complies with the BCRA’s minimum cash requirements.
As of December 31, 2024, the exposure to the public sector amounted to Ps.4,677,715 million, a decrease of 40% as compared to Ps.7,804,263 million for the year ended December 31, 2023.
See "Item 4. Information on the Company- B. Business overview- B4. Selected Statistical Information- iii) Debt and Equity Securities", for Grupo Galicia's public sector exposure.
A.10 Funding
Banco Galicia’s and Naranja X’ lending activities are our main asset-generating businesses. Accordingly, most of our borrowing and liquidity needs are associated with these activities. We also have liquidity needs at the level of our holding company, which are discussed in “Liquidity and Capital Resources”—“Liquidity-Holding Company on an Individual Basis”. Our objective is to maintain cost-effective and well diversified funding to support current and future asset growth in our businesses. For this, we rely on diverse sources of funding. The use and availability of funding sources depends on market conditions, both local and foreign, and prevailing interest rates. Market conditions in Argentina include a structurally limited availability of domestic long-term funding.
Our funding activities and liquidity planning are integrated into our asset and liability management and our financial risks management and policies. The liquidity policy of Grupo Financiero Galicia is described in “Liquidity and Capital Resources”—“Liquidity Management.” Our funding sources are discussed below.

Traditionally, our primary source of funding has been Banco Galicia’s deposit taking activity. Although Banco Galicia has access to BCRA financing, management does not view this as a primary source of funding in line with our overall strategies discussed herein. Other important sources of funding have traditionally included issuing foreign currency-denominated medium and long-term debt securities issued in foreign capital markets and borrowing from international banks and multilateral credit agencies. Banco Galicia entered into a master loan agreement with the International Finance Corporation (“IFC”) in 2016, for US$130 million, divided into two parts, one with the purpose of providing funding via long-term loans to SMEs and the other part with the purpose of funding renewable energy projects and efficiency energy power projects. Additionally, Banco Galicia entered into a master bond agreement with the IFC for US$100 million in order to expand its loan program for environmental efficiency projects. As of the date of this annual report, the debt outstanding pursuant to the master bond agreements with the IFC amounts to US$6.4 million (approximately Ps.6,598 million).
Selling government securities under repurchase agreement transactions has been a recurrent source of funding for Banco Galicia. Although not presently a key source of funding, repurchase agreement transactions are part of the liquidity policy of the Bank. Within its liquidity policy, Banco Galicia considers its unencumbered liquid government securities holdings as part of its available excess liquidity. See “Liquidity and Capital Resources”—“Liquidity Management”.
Naranja X funds its business through the issuance of debt securities in the local and international capital markets, borrowing from local financial institutions and debt with merchants generated in the ordinary course of business of any credit card issuing company. In 2022, Naranja X issued debt securities in an amount equal to Ps.51,850 million and US$7.5 million (approximately US$300 million).
Below is a breakdown of our funding as of the dates indicated:

	As of December 31,
	2024		2023		2022
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Deposits	18,634,331	57	12,429,469	56	14,525,449	64
Checking Accounts	2,001,075	6	1,442,251	6	1,998,793	9
Savings Accounts	11,562,155	36	7,348,872	33	5,904,121	26
Time Deposits	4,656,283	14	2,527,056	11	5,741,917	25
Time Deposits - UVA	88,749	—	93,470	—	253,403	1
Others	90,550	—	703,253	3	322,647	1
Interests And Adjustments	235,518	1	314,567	1	304,567	1
Credit Lines	441,780	1	300,794	1	254,097	1
Argentine Central Bank	351	—	420	—	670	—
Correspondents	8,262	—	2,209	—	13,111	—
Financing from Local Financial Institutions	413,790	1	222,169	1	203,335	1
Financing from Foreign Financial Institutions	18,004	—	67,648	—	24,751	—
Financing from International Financial Institutions	1,372	—	8,348	—	12,228	—
Debt Securities (Unsubordinated and Subordinated) (1)	1,275,620	4	649,651	3	764,312	3
Other obligations (2)	6,102,504	19	4,474,121	20	3,167,034	14
Shareholders’ Equity	6,063,744	19	4,392,824	20	4,128,541	18
Total	32,517,979	100	22,246,858	100	22,839,433	100
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
As of December 31, 2024, deposits represented 57% of our funding, a decrease from the 56% of our funding that it represented as of December 31, 2023. Our deposit base decreased 50% in 2024 as compared to 2023. During fiscal year 2024, the Ps.6,204,862 million decrease in deposits was due to a decrease in amounts on deposit in our time deposits from Ps.2,527,056 million in December 2023 to Ps.4,656,283 million in December 2024, offset by an increase in saving accounts for Ps.4,213,283. For more information on deposits, see Item 4. “Information on the Company”—B. “Business Overview” — “Selected Statistical Information”—“Deposits”.
As of December 31, 2024, credit lines from international financial institutions amounted to Ps.1,372 million, which corresponded to amounts received from the IFC pursuant to a loan agreement. Also as of December 31, 2024, correspondents amounted to Ps.8,262 million and financing from local financial institutions totaled Ps.413,790 million, of this total Ps.359,389 million corresponded to agreements with banks and Ps.39,077 million corresponded to amounts received from the BICE (Argentine subsidiary of development bank called BICE “Banco de Inversion y Comercio Exterior”).
Our debt securities outstanding (only principal) were Ps.1,275,620 million as of December 31, 2024, as compared to Ps.649,651 million as of December 31, 2022, a decrease of 96%.
Of the total debt securities outstanding as of December 31, 2024, Ps.213,215 million corresponded to Peso-denominated debt issued by Naranja. The remaining Ps.978,609 million of outstanding debt securities corresponded to foreign currency-denominated debt in respect of subordinated debt securities due in 2026 issued by Banco Galicia, the green bond with the IFC and Class XVI issued by Naranja.
As of December 31, 2024, the breakdown of our debt was as follows:

	December 31, 2024
	Currency	Expiration	Annual Interest Rate	Total(*)
	(in millions of Pesos, except for rates)
Banco Galicia
ON Subordinated(1)	US$	07.19.26	(2)	266,114
Green Bond	US$	06.21.25	5.90%	6,984
Class XIV	Ps.	05.08.25	Badlar + 4.50%	45,351
Class XV	Ps.	03.31.25	Badlar + 3.95%	46,433
Class XVIII	Ps.	04.30.25	3.00%	23,084
Class XX	Ps.	12.27.25	Tamar + 2.70%	32,032
Class XVI	US$	10.10.28	7.75%	336,673
Clase XVII	US$	04.30.25	2.00%	85,223
Class XIX	US$	06.04.25	4.25%	100,090
Naranja
Class LXI	Ps.	02.05.25	Badlar + 3.50%	36,260
Class LXII	Ps.	05.23.25	Badlar + 5.50%	30,056
Class LXIII	US$	11.28.25	0.0625	183,526
Total				1,191,826
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
i) Ratings
The following are our ratings as of the date of this annual report:

December 31, 2024
	Standard & Poor’s	Fix Scr	Fitch Ratings	Evaluadora Latinoamericana	Moody’s
Local Ratings
Grupo Financiero Galicia
Rating of Shares	1
Banco Galicia
Counterparty Rating	raA-
Debt (Long-Term / Short Term)		AAA(arg)/A1+(arg)
Subordinated Debt				AA-
Deposits (Long Term / Short Term)	raA-/raA-2
Deposits (Local Currency / Foreign Currency)					AAA.ar / AAA.ar
Galicia Más
Debt (Long-Term / Short Term)			AAA(arg)/A1+(arg)
Deposits (Local Currency / Foreign Currency)					AAA.ar/AAA.ar
Deposits (Long Term / Short Term)					A-1.ar/A-1.ar
Naranja
Medium-/Long-Term Debt		A1+(arg)/ AA (arg)
International Ratings
Banco Galicia
Issuer Credit Rating
Counterparty Risk Rating (Local Currency / Foreign Currency)	B-				Caa2 / Caa2
Bank Deposits (Local Currency / Foreign Currency)					Caa2 / Caa2
Long-Term Debt (Foreign Currency)					Caa2/Caa2
Subordinated Debt Securities	CCC				Ca
____________________
(*)See “—Contractual Obligations”.
ii) Debt Programs
Grupo Galicia
On March 9, 2009, Grupo Financiero Galicia’s shareholders, during an ordinary shareholders’ meeting, and the Board of Directors created a global short, medium and long-term notes program, for a maximum outstanding amount of US$60 million. This program was authorized by the CNV pursuant to Resolution No.16,113 of April 29, 2009.

In August 2012, during an extraordinary shareholders’ meeting, it was decided to ratify the decision made at the ordinary and extraordinary shareholders’ meeting held in April 2010 with regard to the approval of the US$40 million increase in the amount of Grupo Financiero Galicia’s global notes program. Therefore, once approved by the CNV, the amount was for up to US$100 million or its equivalent in other currencies. The CNV granted successive five-year extensions of the debt program through the following resolutions: Resolution No. 17,343 on May 8, 2014; Resolution No. DI-2019-63-APN-GE#CNV on August 6, 2019; and Resolution No. DI-2024-47-APN-GE#CNV on June 18, 2024.
Currently, Grupo Financiero Galicia has no outstanding debt under its notes program, which was established in 2009.
Banco Galicia
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
Banco Galicia, also has a program for frequent issuance of notes, approved by the CNV. This program was originally approved by the CNV on November 13, 2019; and registered under No. 11 for a maximum outstanding principal amount of US$2,100 million. More recently, on May 24, 2023, under the Resolution No.DI-2023-23-APN-GE#CNV, the CNV approved a reduction of the amount to US$500 million. Subsequently, on April 26, 2024, under the Resolution No.DI-2024-23-APN-GE#CNV, the CNV approved the increase of the maximum outstanding principal amount to US$1,000 million.
Galicia Más
Galicia Más has a program for the issuance and re-issuance of non-convertible, subordinated or unsubordinated negotiable bonds, with common or special collateral or floating rate collateral, including third-party or unsecured collateral, for a maximum outstanding principal amount of up to US$300 million. This program was originally approved by the CNV on June 14, 2007 for a maximum amount of US$1,000 million, and extensions of the Program term have been authorized by Resolution No. 16,842 dated June 29, 2012 and by Resolution No. 18,642 dated May 4, 2017.
Additionally, the CNV approved a reduction of the amount to US$300 million and authorize the issuance of negotiable securities classified as social, green and/or sustainable, in accordance with the guidelines established in Annex III of Chapter I of Title VI of the CNV Rules, as well as the corresponding regulations of the markets where the Negotiable Bonds will be listed and/or traded, which were approved by the Provision N°DI-2022-29-APN-GE#CNV dated June 3, 2022.
Finally, through Provision DI-2025-12-APN-GE#CNV dated January 24, 2025, the CNV approved the transfer of the authorization previously granted to HSBC Bank Argentina S.A. to publicly issue negotiable obligations in favor of Banco GGAL S.A., following the corporate name change approved by the Shareholders' Meeting on December 6, 2024.
Naranja
Naranja has a Global Short-Term, Medium-Term and Long-Term Note Program (the "Program") for the issuance of up to US$1,000 million (or the equivalent amount in other currencies) that was approved by the CNV on May 10, 2018. Such notes may be unsecured or secured, denominated in Pesos, U.S. Dollars or, at Naranja’s option, in other currencies, with maturities of not less than 30 days after their issuance date. Also, such Notes may be offered in separate classes and/or series and may be re-issued, as applicable, in the amounts, at the prices and under the conditions to be established and specified in the applicable pricing supplement. On February 19, 2020, the Board of Directors of Tarjeta Naranja S.A.U. approved the extension of the term of the Program for 5 years. Then, on March 18, 2020, the National Securities Commission authorized said extension through Provision No. DI-2020-20-APN-GE#CNV.

Additionally, Naranja applied to the CNV to be registered as a frequent issuer, which was granted by Provision No. DI-2022-39-APN-GE#CNV on July 22, 2022. The status of a frequent issuer must be renewed annually, with the most recent renewal granted by Provision N° DI-2024-25-APN-GE#CNV on April 26, 2024. As of today, Naranja is processing the renewal for 2025.The program contains certain restrictions on liens, subject to the provisions established in the applicable pricing supplement with respect to each class and/or series of notes, so long as any note issued under such program remains outstanding.

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
A.11 Contractual Obligations
The table below identifies the total amounts (principal and interest) of our main on balance-sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due as of December 31, 2024.

	December 31, 2024
	Maturity	Annual Interest Rate	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Banco Galicia
Deposits
Time Deposits (Ps./US$)	Various	Various	4,503,048	4,502,986	62	—	—
Debt Securities
2027 Subordinated (US$) Galicia Más	2027	Badlar	94,370	—	94,370	—	—
2026 Subordinated (US$) (1)	2026	8.00%	256,918	—	256,918	—	—
Green Bond - IFC (US$)	2025	5.81%	6,600	6,600	—	—	—
Class XIV (Ps.)	2025	Badlar + 4.5%	44,514	44,514	—	—
Class XV (Ps.)	2025	Badlar + 4.95%	40,739	40,739	—	—	—
Class XVI (US$)	2027	7.75%	331,441	—	—	331,441	—
Class XVII (US$)	2025	2.00%	86,190	86,190	—	—	—
Class XVIII (Ps.)	2025	Badlar + 3%	22,812	22,812	—	—	—
Class XIX (US$)	2025	4.25%	100,926	100,926	—	—	—
Class XX (Ps.)	2025	TAMAR + 2.75%	33,782	33,782	—	—	—
Loans
Other Financial Loans (US$) (2)	Various	Various	18,004	18,004	—	—	—
BICE Financial Loans (Ps.)	Various	Various	38,409	1,509	15,200	15,200	6,500
Short-term Intrebank Loans (Ps.)	2025	0.32	5,000	5,000	—	—	—
Short-term Intrebank Loans (u$s)	2025	3.00%	10,325	10,325	—	—	—
Repos (Ps).	2025	—	363,907	363,907	—	—	—
Correspondents (u$s)	2025	—	8,262	8,262	—	—	—
BCRA (Ps.)	2025	—	351	351	—	—	—
NaranjaX
Time Deposits (Ps./US$)	2025	0.377	50,900	50,900	—	—	—
Financial Loans with Local Banks (Ps.)	Various	Various	363,907	363,907	—	—	—
Debt Securities (Ps.)	Various	Various	57,621	57,621	—	—	—
Debt Securities (US$.)	2025	7%	181,025	181,025	—	—	—
Grupo Galicia
2027 Subordinated (US$) Galicia mas	2027	9%	83,795	—	83,795	—	—
Total			6,702,846	5,899,360	450,345	346,641	6,500
Principal and interes, includes the UVA adjustments, where applicable.
(1) Interest payable in cash semi-annually, fixed rate of 7,9665%. Principal payable in full on July 19, 2026
(2) Borrowings to finance international trade operations to Bank customers.

i) Leases
The following table provides information for leases where Grupo Financiero Galicia is the lessee:

December 31, 2024
(In millions of Pesos)
Amounts recognized in the Statement of Financial Position:
Right-of-use asset (1)	56,362
Lease Liabilities (2)	(53,716)
____________________
(1)Recorded in the Property, Plant and Equipment item, for right of use of real property.
(2)Recorded in the item Other Financial Liabilities.

December 31, 2024
(In millions of Pesos)
Amounts recognized in the Statement of Income:
Charge for depreciation of right-of-use assets (1)(2)	(12,625)
Interest Expenses (3)	(5,666)
Expenses related to short-term leases (4)	(131)
Expenses related to low-value assets leases (4)	(1,293)
Sublease Income (5)	213
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
Our credit exposure related to these items as of December 31, 2024 is set forth below:

December 31, 2024
(in millions of Pesos)
Agreed Commitments	1,074,773
Export and Import Documentary Credits	122,192
Guarantees Granted	921,976
Responsibilities for Foreign Trade Transactions	74,063
The credit risk of these instruments is similar as the credit risk associated with credit facilities provided to individuals and companies. To provide guarantees to our customers, we may require counter-guarantees, which are classified as follows:

December 31, 2024
(in millions of Pesos)
Other Preferred Guarantees Received	26,407
Other Guarantees Received	—
In addition, checks to be debited and credited, notes, invoices and miscellaneous items subject to collection are recorded in memorandum accounts until such instruments are approved or accepted.
The risk of loss in these offsetting transactions is not significant.

December 31, 2024
(in millions of Pesos)
Checks and Drafts to be Debited	263,245
Checks and Drafts to be Credited	244,610
Values for Collection	1,463,582
Grupo Galicia acts as trustee pursuant to trust agreements to secure obligations in connection with financing transaction undertaken by its customers. The amount of funds and securities held in trust as of December 31, 2024 is as follows:

December 31, 2024
(in millions of Pesos)
Trust Funds	22,836
Securities Held in Custody	43,772,196
These funds and securities are not included in Grupo Galicia’s consolidated financial statements as it does not have control over the same. For additional information regarding off-balance sheet financial instruments, see Note 48 to our audited consolidated financial statements.
A.13 Principal Trends
i) Related to Argentina
In its first year and a half, the Government implemented a series of measures aimed at stabilizing Argentina's macroeconomy, with fiscal balance serving as the cornerstone of its economic program. While these measures initially had a contractionary impact— accelerating inflation and reducing purchasing power and economic activity— price dynamics have moderated visibly in recent months, and early signs of economic recovery have begun to emerge.
In mid-April 2025, the Government announced a new Extended Fund Facility (EFF) agreement with the IMF totaling US$ 20 billion (the "IMF Agreement"). Of this amount, US$ 12 billion was disbursed immediately to repurchase Non-Transferable Treasury Bills, with the aim of restoring the BCRA’s balance sheet. Additional disbursements of US$ 3 billion are expected over the remainder of 2025, alongside US$ 6.1 billion from multilateral organizations and a US$ 2 billion expansion of the BCRA’s repo facility with international banks. In total, these inflows are projected to boost gross international reserves by US$ 23.1 billion during 2025, laying the groundwork for continued normalization of the foreign exchange market.
Coinciding with the announcement of the IMF Agreement, the Government advanced in the normalization of access to the foreign exchange market by eliminating or easing several restrictions. Notably, the commercial exchange rate was unified, restrictions on individuals were lifted, and import payment procedures were streamlined.
At the same time, a managed floating exchange rate regime was introduced within a band system— initially set between Ps./US$ 1,000 and Ps./US$ 1,400—with monthly adjustments of ±1%. Additionally, Phase 3 of the monetary policy program began, focusing on setting growth targets for monetary aggregates, particularly net transactional M2 of interest-bearing accounts.
Looking ahead to the second half of 2025, Argentina’s economic outlook will depend heavily on the evolution of President Javier Milei's government, domestic political developments, and global conditions. In the coming months, sustaining the economic recovery and continuing the disinflation process will be key. Maintaining a fiscal surplus will be critical for reinforcing investor confidence.
As the midterm legislative elections approach (scheduled for October 2025), political dynamics will begin to dominate the agenda. This may influence the implementation of the Government's economic program and delay investment and consumption decisions until the political outlook becomes clearer. The outcome of the elections will be pivotal in determining the Government's ability to move forward with structural reforms, including in the pension, tax, and labor systems.
In the medium and long term, the diversification and sustained growth of Argentina’s exports— particularly in the energy and mining sectors— will be fundamental to economic development. However, these efforts must be complemented by measures to improve competitiveness, such as reducing bureaucratic barriers, enhancing infrastructure, and lowering production costs.
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
iii) Related to Us

We believe that 2025 will be characterized by a recovery in economic activity and a decline in nominal indicators, accompanied by a significant rebound in deposit and loan volumes. In this context, we expect the BCRA and the government to continue easing regulations on our operations.

Within this macroeconomic framework, we foresee the following potential impacts on Banco Galicia’s operations:

Although Banco Galicia’s financial income could be negatively affected by lower interest rates, we anticipate an improvement compared to the previous year, driven by higher volumes—a trend that has already emerged in the final months of 2024. We expect this volume growth to be partially organic, supported by an increase in our market share in deposits and loans.

The expected slowdown in inflation should mitigate the risk exposure of non-monetary assets, positively impacting the Bank’s financial income.

Despite ongoing regulations limiting price adjustments and restricting access to the foreign exchange market, fee income is projected to rise in 2025, supported by efficiencies across various business lines.

Amid continued digital transformation, Banco Galicia is enhancing operational efficiency, leading to more stable administrative expenses compared to the previous year.

In summary, the Banco Galicia’s performance is expected to improve in 2025 relative to the previous year, provided that the projected macroeconomic scenario materializes—specifically, maintaining positive real monetary policy rates while advancing macroeconomic stabilization. While a moderate decline in Banco Galicia’s liquidity and solvency levels is expected, this is a natural outcome of business expansion and will be carefully managed to ensure compliance with Banco Galicia’s risk management policy.
Naranja X operates in a complex economic landscape both nationally and internationally, with both such landscapes presenting both risks and opportunities. Among these risks, the country's economic instability in recent years stands out as one of the greatest challenges. Prolonged economic contraction, exchange rate volatility, high inflation, shifting regulations affecting the sector, and the implementation of reforms with uncertain outcomes are some of the challenges facing the financial sector in general, and Naranja X in particular.

Therefore, Naranja X continuously monitors key variables impacting its business to define strategic courses of action and assess potential effects on its financial position and equity. Naranja X´s financial statements should be read in light of these circumstances.

Finally, in response to these challenges, Naranja X is committed to becoming Argentina’s most user-focused and preferred financial and technology platform. This commitment is designed to allow Naranja X to scale new products and services with simplicity and mass adoption, fostering financial inclusion and education.
On the other hand, in 2025 Sudamericana plans to enhance its value proposition to costumers by offering tailored coverage that meets each costumer's needs, leveraging both developing agents and direct channels.
During 2025, Galicia Retiro plans to continue to offer its Retiro Individual in Pesos, although there is not expected to be a focus on increasing the placement of the same.

In addition, during 2025, Galicia Seguros expects to continue implementing its ongoing strategic plan, working to expand its business through the different service channels offered by Banco Galicia and Naranja X, as well as through their agents, brokers and direct channels.

Likewise, it plans to continue focusing on the following objectives: (i) promoting the growth of its business and offering complementary products to the main business of Banco Galicia and its subsidiaries, adjusted to the needs of each of the segments; (ii) promoting the growth of the “non-motor” business and expanding the agents and brokers network; (iii) improving management efficiency to support the growth of its business volume and implementing updates to its administration system; (iv) consolidating its position in personal insurance, taking advantage of synergies with the financial group and developing the open market and agents channels; (v) maintaining its efforts to contain the level of expenses and obtaining projected income levels; and (vi) promoting a very good internal climate and being selected by its staff as an excellent company to work for.
All these actions are intended to enhance sales and billing volumes in a context aimed at continuing to obtain adequate levels of profitability.
As for Galicia Asset Management, based on macroeconomic projections, we believe that 2025 will be characterized by a recovery in economic activity, with a decrease in inflation, fewer restrictions on corporate dividend distributions, and an increase in real investment. From the perspective of corporate clients, we foresee linear growth in assets under management (AUM), albeit at a slower pace compared to previous years due to the aforementioned macroeconomic conditions. Regarding individuals, thanks to the new features we are working on for this year, we expect an increase in balances.
On the other hand, given the downward trend in interest rates, we are considering reducing fees for our Money Market Fund (Fima Premium). However, we will offset this decrease through volume growth, with the expectation that service revenue will increase in 2025.

Likewise, Fondos Fima will continue working on developing new businesses, such as the remuneration of virtual wallets, the incorporation of new external placement agents for our funds, and awaiting regulatory relaxation by the current government regarding investment, which could pave the way for us to offer new funds on which we are already working.
During 2025, Grupo Financiero Galicia will continue to strive to strengthen its leading position in the financial market, focusing on business profitability, leveraged by expansion and attraction of new customers, and inorganic growth resulting from the Acquisition. This integration will allow us to leverage synergies, gain scale, and strengthen our value proposition in an increasingly competitive market.
We believe that this strategy is only possible to the extent that a differentiating experience is provided, based on digital transformation, simplicity of the proposal and customization of the offer, a key pillar for our customers to continue choosing us. Under these principles, we continue to promote various business lines such as the systemic payment play MODO, companies like Inviu and Nera, and strategic mergers such as Naranja X, or the expansion of the banking business itself.
As part of the GGAL Corporate Reorganizations, it is expected that the Galicia Más Holdings will be dissolved without liquidation in 2025. For further information, see Item 8. “Financial Information”—B. “Significant Changes". The aim behind the GGAL Corporate Reorganizations is to improve the organization and use of resources, as well as to achieve more effective and efficient technical and administrative management among Grupo Financiero Galicia’s entities.

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

During fiscal years 2022 and 2023, Grupo Financiero Galicia received dividends from its subsidiaries in the amount of Ps.25,476 million (equivalent to Ps.239,651 million as of December 31, 2024), and Ps.93,595 million (equivalent to Ps.403,794 million as of December 2024), respectively.

During fiscal year 2024, Grupo Financiero Galicia received cash dividends from its subsidiaries for Ps 514,467 million (equivalent to Ps.632,516 million as of December 31, 2024) and USD 10 million.

During March 2025, we received a dividend of 875 million from Galicia Warrants. During April 2025, we received Ps. 48.820 from Galicia Asset Management and it was schedule to receive from Tarjetas Regionales Ps.50,000 million and US$6 million from Galicia Securities.

According to Grupo Financiero Galicia’s policy for the distribution of dividends and due to Grupo Financiero Galicia’s financial condition for the fiscal year ended December 31, 2024 and the fact that most of the profits for fiscal years 2023 and 2024 also corresponded to income from holdings (with just a fraction corresponding to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations Law) a proposal was made by the Board of Directors, to be treated at the next Shareholders’ Meeting to be held on April 29, 2025. The proposals made are i) to distribute a cash dividend or in kind for an amount, that inflation adjusted, pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, results in Ps. 88,000,000,000 (which represents 5,478.5865%) being distributed regarding 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1 each and ii) considering the company´s intention to distribute an additional cash dividend beyond the one proposed, and contingent upon the certainty of receiving dividends from our subsidiaries, as well as the company´s economic-financial situation, it is proposed to delegate to the Board of Directors the authority to disaffect Discretionary Reserves for an amount of Ps. 300,000,000,000, expressed in homogeneous currency at the time of the effective payment in accordance with the BCRA´s regulations. This amount is subject to liquidity conditions, dividends received from our subsidiaries, and the financial situation to determine the payment of a cash dividend or a kind, in this case valued at market price, or in any combination of both options, in one or more opportunities.

For Fiscal year 2023, the shareholders’ meeting held on April 30, 2024, approved the distribution of cash dividends for a total amount of Ps.320,000 million, that was effectively paid as follows: (i) in May 2024, Ps.65,000 million

(equivalent to Ps.82,340 million as of December 31, 2024) which represented a dividend of 4,407.6998% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 and Ps.140.261.065.758,04 million (equivalent to Ps.177,678 million as of December 31, 2024) which represented a dividend of 9,511.2102% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 (ii) in June 2024, Ps.146.118.827.755,82 million (equivalent to Ps.176,997 million as of December 31, 2024) which represented a dividend of 9,908.4296% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, (iii) in July 2024, Ps.152.806.782.631,30 million (equivalent to Ps.177,926 million as of December 31, 2024) which represented a dividend of 10,361.9449% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1.

For Fiscal year 2022, the shareholders’ meeting held on April 25, 2023, approved the distribution of cash dividends for a total amount of Ps.85,000 million, that was effectively paid as follows: (i) in May 2023, Ps.35,000 million (equivalent to Ps.166,888 million as of December 31, 2024) which represented a dividend of 2,373.3768% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, (ii) in June 2023, Ps.12,500 million (equivalent to Ps.56,255 million as of December 31, 2024) which represented a dividend of 847.6345% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, (iii) in July 2023, Ps.12,500 million (equivalent to Ps.52,899 million as of December 31, 2024) which represented a dividend of 847.6345% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, (iv) in August 2023, Ps.12,500 million (equivalent to Ps.47,045 million as of December 31, 2024) which represented a dividend of 847.6345% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 and (v) in September, Ps.12,500 million (equivalent to Ps.41,725 million as of December 31, 2024) which represented a dividend of 847.6345% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1.

For fiscal year 2022 and 2023, pursuant to what is set by paragraph added below Article 25 of Law 23,966, that was incorporated by Law 25.585 (and its subsequent amendments), when corresponding, Grupo Financiero Galicia withheld the amounts paid for said each fiscal year in its capacity as substitute taxpayer of the shareholders’ subject to the tax on personal assets. Similarly, for fiscal year 2023, Grupo Financiero Galicia withheld, when corresponding, a rate of 7% withholding tax as provided in Articles 97 and 193 of the Income Tax Law (as restated by Decree 824/2019 and its amendments —"Dividend Policy and Dividends.”

During fiscal year 2022, Grupo Financiero Galicia made capital contributions for a total amount of Ps.2,449 million (equivalent to Ps.25,389 million as of December 2024) to IGAM LLC and Ps.277 million (equivalent to Ps.2,203 million as of December 2024) to Agri Tech Investments LLC.

For fiscal year 2023, Grupo Financiero Galicia made capital contributions for Ps.605 million (equivalent to Ps.2,277 million as of December 2024) and US$10 million to Sudamericana Seguros Galicia, Ps.975.2 million (equivalent to Ps.4,434 million as of December 2024) and US$0.017 million to Agri Tech Investments, US$5 million to IGAM LLC, US$0.034 million to Galicia Holdings US INC, US$1 million to Galicia Ventures LP and US$0.02 million to Galicia Investments LLC.

For fiscal year 2024, Grupo Financiero Galicia made capital contributions for Ps.490 million (equivalent to Ps.703.7 million as of December 2024) and US$0.035 million to Agri Tech Investments, US$5 million to IGAM LLC, US$5.9 million to Galicia Holdings US INC, US$1.4 million to Galicia Ventures LP and US$0.4 million to The Yield Lab Latam.
Additionally, during January and March, 2025, Grupo Financiero Galicia made capital contribution for US$1.4 in favor of Galicia Ventures LP.

As of December 31, 2024, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.4 million, short-term investments made up of special checking account deposits, mutual funds, and government securities in an amount of Ps.22,623.7 million and foreign currency and private negotiable obligations in an amount of US$101.8 million.

As of December 31, 2023, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.4.1 million, short-term investments made up of special checking account deposits, mutual funds, and government securities in an amount of Ps.11,795 million (equivalent to Ps.25.685 million as of December 2024) and foreign currency in an amount of US$12.3 million.

As of December 31, 2022, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.2 million, short-term investments made up of special checking account deposits, mutual funds, and government securities in an amount of Ps.9,258 million (equivalent to Ps.62,794 million as of December 2024) and foreign currency in an amount of US$12.3 million.

For a description of the notes issued by Grupo Financiero Galicia, see —Item 5.A. “Operating Results” —” Debt Programs”.

Each of our subsidiaries is responsible for their own liquidity management. For a discussion of Banco Galicia’s liquidity management, see “Banco Galicia’s Liquidity Management-Banco Galicia Liquidity Management”.
B.2 Consolidated Cash Flows
Our consolidated statements of cash flows were prepared in accordance with IAS 7 (Statements of Cash Flows). See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2024, December 31, 2023 and December 31, 2022 included in this annual report.
As of December 31, 2024, on a consolidated basis, we had Ps.7,406,416 million in available cash (defined as total cash and cash equivalents), representing a Ps.291,339 million increase as compared to the Ps.7,115,077 million in available cash as of December 31, 2023.
As of December 31, 2023, on a consolidated basis, we had Ps.7,115,077 million in available cash (defined as total cash and cash equivalents), representing a Ps.1,881,959 million decrease as compared to the Ps.8,997,036 million in available cash as of December 31, 2022.
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
The table below summarizes the information from our consolidated statements of cash flows for the fiscal years ended December 31, 2024, 2023 and 2022.

	December 31,
	2024	2023	2022
	(in millions of Pesos)
Net Cash generated by Operating Activities	3,502,782	3,630,775	3,907,304
Net Cash generated by/ (used in) Investment Activities	865,179	(178,258)	(126,809)
Net Cash generated by / (used in) Financing Activities	413,525	(500,343)	182,833
Exchange income on Cash and Cash Equivalents	1,231,304	2,251,747	1,219,238
Net increase in cash and cash equivalents	6,012,790	5,203,921	5,182,566
Monetary loss related to cash and cash equivalents	(5,721,452)	(7,085,880)	(4,665,541)
Cash and cash equivalents at the beginning of the year	7,115,077	8,997,036	8,480,010
Cash and cash equivalents at end of the year	7,406,416	7,115,077	8,997,036
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
Management believes that cash flows from operations and available cash and cash equivalent balances, will be sufficient to fund our financial commitments and capital expenditures for fiscal year 2024.
i) Cash Flows from Operating Activities

	December 31,
	2024	2023	2022
	(in millions of Pesos)
Cash Flows from Operating Activities
Income before Taxes from Continuing Operations	2,211,223	1,182,479	444,453
Adjustment to Obtain the Operating Activities Flows:
Loan and other Receivables Loss Provisions	862,799	415,238	355,596
Depreciation Expenses	188,067	183,528	189,044
Loss on Net Monetary Position	2,384,891	3,306,755	1,853,856
Exchange rate differences on foreign currency	(154,842)	(1,333,961)	(136,464)
Other Operations	1,375,315	2,868,186	1,356,565
Net (Increases)/Decreases from Operating Assets:
Debt securities measured at fair value through profit or loss	(262,493)	(757,166)	229,207
Derivative Financial Instruments	72,688	(54,283)	(6,093)
Repurchase Transactions	556,658	33,060	1,750
Other Financial Assets	(1,340,797)	26,657	(56,028)
Net Loans and Other Financing
- Non-financial Public Sector	(7,053)	6,750	(8,722)
- Other Financial Institutions	194,324	(122,044)	120,425
- Non-financial Private Sector and Residents Abroad	(8,456,234)	1,273,275	948,866
Other Debt Securities	(285,850)	(1,708,313)	(1,240,128)
Financial Assets Pledged as Collateral	(544,641)	91,684	(566,011)
Investments in Equity Instruments	(25,616)	(8,014)	1,354
Other Non-financial Assets	(148,790)	(74,491)	(23,583)
Non-current Assets Held for Sale	(14,362)	(155)	—
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector	139,625	(138,760)	(59,621)
- Financial Sector	(5,060)	1,292	2,268
- Non-financial Private Sector and Residents Abroad	6,070,297	(1,958,512)	898,938
Liabilities at fair value through profit or loss	(98,755)	107,230	(469)
Derivative Financial Instruments	(18,979)	15,163	2,081
Other Financial Liabilities	802,978	421,264	(228,449)
Provisions	352,196	(25,145)	11,664
Other Non-financial Liabilities	565,392	164,648	22,913
Income Tax Collections/Payments	(910,199)	(285,589)	(206,107)
Net Cash generated by Operating Activities	3,502,782	3,630,775	3,907,304
In fiscal year 2024, net cash generated by operating activities taking into account the impact of inflation amounted to Ps.3,502,782 million, mainly due to a Ps.6,070,297 million net increase in cash generated from deposits from the non-financial private sector and from residents abroad and Ps.802,978 million net increase in cash generated from other financial liabilities. Such amounts were offset by net cash used of Ps.8,456,234 million related to a net increase in loans and other financing from non-financial private sector and residents abroad.
In fiscal year 2023, net cash generated by operating activities taking into account the impact of inflation amounted to Ps.3,630,775 million, mainly due to a Ps.1,273,275 million net increase in cash generated from net loans and other financing to the non-financial private sector and to residents abroad and Ps.1,958,512 million net increase in cash generated from deposits from the non-financial private sector and from residents abroad. Such amounts were partially offset by net cash used of Ps.1,708,313 million related to a net increase in other debt securities.

In fiscal year 2022, net cash generated by operating activities taking into account the impact of inflation amounted to Ps.3,907,304 million, mainly due to a Ps.948,866 million net decrease in cash generated from net loans and other financing to the non-financial private sector and to residents abroad and Ps.898,938 million net increase in cash generated from deposits from the non-financial private sector and from residents abroad. Such amounts were partially offset by net cash used of Ps.1,240,128 million related to a net increase in other debt securities.
ii) Cash Flows from Investing Activities

	December 31,
	2024	2023	2022
	(in millions of Pesos)
Cash Flows from Investment Operations
Payments:
Purchase of PP&E and Intangible Assets (*)	(214,703)	(161,185)	(125,659)
Capital Contributions and purchase of shares in Investments in Subsidiaries, Associates, and Joint Ventures	(3,282)	(5,489)	(5,272)
Payments for business combinations	—	(24,280)	—
Collections:
Sale of PP&E and Intangible Assets	6,734	10,486	4,122
Dividends earned	4,516	2,210	—
Purchase of HSBC Argentina Holdings S.A. and subsidiaries net of cash acquired (**)	1,071,914	—	—
Net Cash generated / (used in) by Investment Activities	865,179	(178,258)	(126,809)
In fiscal year 2024, net cash generated in investing activities amounted to Ps.865,179 million and was mainly attributable to the purchase of HSBC Argentina Holdings S.A. and subsidiaries, which net of cash acquired was Ps.1,071,914 million. Such amount was partially offset by purchase of Property, Plant and Equipment (PP&E) and intangible assets for Ps.214,703 million.
In fiscal year 2023, net cash used in investing activities amounted to Ps.178,258 million and was mainly attributable to the acquisition of property, plant and equipment, intangible assets and other assets for Ps.161,185 million. Such amount was partially offset by funds received from the sale of property, plants and equipment, intangible assets and other assets for Ps.10,486 million.
In fiscal year 2022, net cash used in investing activities amounted to Ps.126,809 million and was mainly attributable to the acquisition of property, plant and equipment, intangible assets and other assets for Ps.125,659 million. Such amount was partially offset by funds received from the sale of property, plants and equipment, intangible assets and other assets for Ps.4,122 million.
iii) Cash Flows from Financing Activities

	December 31,
	2024	2023	2022
	(in millions of Pesos)
Cash Flows from Financing Activities
Payments:
Debt Securities	(213,006)	(342,299)	(272,202)
Transaction costs related to issuance of shares	(979)	—	—
Loans from Local Financial Institutions	(840,944)	(731,092)	(348,740)
Dividends paid	(614,943)	(390,398)	(144,190)
Leases payments	(13,014)	(13,878)	(18,142)
Collections:
Debt Securities	1,074,416	163,368	457,242
Loans from Local Financial Institutions	1,021,996	813,956	508,865
Net Cash generated / (used in) by Financing Activities	413,525	(500,343)	182,833
In fiscal year 2024, net cash generated in financing activities amounted to Ps.413,525 million due to: (i) Ps.1,074,416 million from the issuance of debt securities and (ii) Ps.1,021,996 million received from loans from local financial institutions. Such amount was partially offset by: (i) payments on outstanding loans from local financial institutions for Ps.840,944 million during 2024.
In fiscal year 2023, net cash used in financing activities amounted to Ps.500,343 million due to: (i) Ps.731,092 million as consequence of payments of loans obtained from local financial institutions and (ii) Ps.342,299 million paid from the issuance of debt securities. Such amount was partially offset by: (i) funds provided by loans from local financial institutions for Ps.813,956 million and (ii) issuances of debt securities for Ps.163,368 million during 2023.

In fiscal year 2022, net cash generated in financing activities amounted to Ps.182,833 million due to: (i) Ps.508,865 million received fron loans from local financial instutitions and (ii) Ps.457,242 million from the issuance of debt securities. Such amount was partially offset by: (i) payments on outstanding loans from local financial institutions for Ps.348,740 million and (ii) Ps.272,202 million paid from the issuance of debt securities during 2022.
iv) Effect of Exchange Rate on Cash and Cash Equivalents
In fiscal year 2024, the effect of the exchange rate on consolidated cash flow amounted to Ps.1,231,304 million, a decrease of Ps.1,020,443 million as compared to fiscal year 2023. The exchange rate as of December 31, 2024 was Ps.1,032.50 per US$1.
In fiscal year 2023, the effect of the exchange rate on consolidated cash flow amounted to Ps.2,251,747 million, an increase of Ps.1,032,509 million as compared to fiscal year 2022. The exchange rate as of December 31, 2023 was Ps.808.4833 per US$1.
In fiscal year 2022, the effect of the exchange rate on consolidated cash flow amounted to Ps.1,219,238 million, an increase of Ps.632,770 million as compared to fiscal year 2021. The exchange rate as of December 31, 2022 was Ps.177,1283 per US$1.
For a description of the types of financial interests we use and the maturity profile of our debt, currency and interest rate structure, see “Operating Results”.
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
As of December 31, 2024, the consolidated gaps between maturities of Grupo Financiero Galicia's financial assets and liabilities based on contractual remaining maturity were as follows:

	December 31, 2024
	Less than one Year	1 –5 Years	5 – 10 Years	Over 10 Years	Total
	(in millions of Pesos, except ratios)
Assets
Cash and Due from Banks	3,154,974	—	—	—	3,154,974
Argentine Central Bank – Escrow Accounts	5,316,781	—	—	—	5,316,781
Overnight Placements in Banks Abroad	308,285	—	—	—	308,285
Loans – Public Sector	125,837	282,171	4,295	—	412,303
Loans – Private Sector	10,554,010	1,877,565	235,732	319,267	12,986,574
Government Securities	4,875,933	464,800	620	—	5,341,353
Notes and Securities	60,796	25,138	6,924	1,431	94,289
Financial Trusts	—	—	—	—	—
Receivables from Financial Leases	—	—	—	—	—
Other Financing	118,939	31,339	—	—	150,278
Government Securities Forward Purchase	321,019	—	—	—	321,019
Total Assets	24,836,574	2,681,013	247,571	320,698	28,085,856
Liabilities
Deposits in Savings Accounts	11,073,379	—	—	—	11,073,379
Demand Deposits	2,622,411	—	—	—	2,622,411
Time Deposits	4,757,144	62	—	—	4,757,206
Notes	647,174	696,680	—	—	1,343,854
Banks and International Entities	18,004	—	—	—	18,004
Local Financial Institutions	576,370	30,400	6,500	—	613,270
Other Financing	3,292,393	21,700	2,796	1,007	3,317,896
Total Liabilities	22,986,875	748,842	9,296	1,007	23,746,020
Asset / Liability Gap	1,849,699	1,932,171	238,275	319,691	4,339,836
Cumulative Gap	1,849,699	3,781,870	4,020,145	4,339,836
Ratio of Cumulative Gap to Cumulative Liabilities	8.0%	15.9%	16.9%	18.3%
Ratio of Cumulative Gap to Total Liabilities	7.8%	15.9%	16.9%	18.3%
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
Banco Galicia must comply with a maximum limit set by its board of directors for liquidity mismatches. This limit has been established at -25% (minus 25%) for the ratio of cumulative gap to total liabilities within the first year. Banco Galicia complies with the established policy, since such gap was of 18.3% as of December 2024.
ii) Banco Galicia Liquidity Management
The following is a discussion of Banco Galicia’s liquidity management.
Banco Galicia’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet customer’s credit demand. To set the appropriate level, forecasts are made based on historical experience and on an analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds. As of December 31, 2024, Banco Galicia’s liquidity structure was as follows:

December 31, 2024
(in millions of Pesos)
Legal Requirement	4,423,314
Management Liquidity	4,035,540
Total Liquidity	8,458,854
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

	As of December 31,
	2024	2023	2022
	(in millions of Pesos, except ratios, multiples and percentages)
Shareholders’ Equity attributable to GFG	6,063,586	4,392,630	4,128,541
Shareholders’ Equity attributable to GFG as a Percentage of Total Assets	18.65	19.74	18.08
Total Liabilities as a Multiple of Shareholders’ Equity attributable to GFG	4.36	4.06	4.53
Tangible Shareholders’ Equity (1) as a Percentage of Total Assets	17.71	18.53	16.93
____________________
1)Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

B.5 Capital Expenditures
In the ordinary course of business, our capital expenditures are mainly related to fixed assets, construction and organizational and IT system development. Generally, our capital expenditures are not significant when compared to our total assets.

Item 6.    Directors, Senior Management and Employees
A. Directors and Senior Management
Our Board of Directors
Our ordinary shareholders’ meeting took place on April 30, 2024. The following table sets out the members of our Board of Directors as of that date, the positions they hold within Grupo Financiero Galicia, their dates of birth, their principal occupations and the dates of their appointment and on which their current terms will expire. Terms expire when the annual shareholders’ meeting takes place.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Eduardo J. Escasany	Chairman	June 30, 1950	Businessman	April 2005	26/04/2025
Pablo Gutiérrez	Vice Chairman	December 9, 1959	Businessman	April 2003	26/04/2025
Federico Braun	Director	February 4, 1950	Businessman	September 1999	25/04/2026
Silvestre Vila Moret	Director	April 26, 1971	Businessman	June 2002	25/04/2026
Sebastián Gutiérrez	Director	June 8, 1963	Businessman	April 2021	30/04/2027
Tomas Braun	Director	December 17, 1979	Businessman	April 2021	25/04/2026
Alejandro Asrin	Director	November 15, 1969	Lawyer	April 2021	26/04/2025
Claudia Estecho	Director	September 24, 1957	Accountant	April 2019	30/04/2027
Miguel Maxwell	Director	December 19, 1956	Accountant	April 2020	30/04/2027
Sergio Grinenco	Alternate Director	May 26, 1948	Banker	April 2003	30/04/2027
Ana M. Bertolino	Alternate Director	June 1, 1951	Lawyer	April 2019	26/04/2025
Pedro A. Richards	Alternate Director	November 14, 1952	Businessman	April 2021	25/04/2026
Daniel Llambias	Alternate Director	February 8, 1947	Businessman	April 2021	25/04/2026
Alejandro M. Rojas Lagarde *	Alternate Director	July 17, 1937	Lawyer	April 2000	30/04/2027
Ricardo A. Gonzalez	Alternate Director	June 12, 1951	Businessman	April 2019	26/04/2025
*Alejandro M. Rojas Lagarde passed away on October 28, 2024
The following is a summary of the biographies of the members of our Board of Directors:
Eduardo J. Escasany : Mr. Escasany obtained a degree in economics at the Universidad Católica Argentina. He held various roles with Banco Galicia from 1973 to 2002. He was appointed to Banco Galicia’s board of directors in 1975. In 1979, he was elected as the vice chairman and from 1989 to 2002 he served as the chairman of Banco Galicia’s board of directors and its chief executive officer. Additionally, he was the Director of the Institute of International Finance and

President of Casa Escasany (Jewelry and Watches). He served as Vice President of the Argentine Banking Association from 1989 to 1993 and as President from 1993 to 1999. In 2005, he joined Grupo Financiero Galicia as a regular Director. Currently, Mr. Escasany is the Chairman of Grupo Financiero Galicia, a position he has held since 2010. He is also a member of the Board of Directors and Chairman of the Foundation Banco de Galicia y Buenos Aires. Mr. Escasany is Mr. Silvestre Vila Moret's uncle.
Pablo Gutiérrez : Mr. Gutiérrez obtained a degree on Business Administration from Universidad de Buenos Aires. He has held various roles for Banco Galicia since 1985; he was Manager of Private Banking, Manager of Investment Department, Manager of Risk Management, he was also Finance Manager and finally, he was promoted to manage the whole Financial Area. In 2005, he was appointed to the Board of Directors of Banco Galicia as a regular Director and in 2012 he was elected Vice-Chairman of Grupo Financiero Galicia. He was an alternate director of Grupo Financiero Galicia from April 2003 to April 2010 when he was appointed as regular Director. In April 2012, he was appointed as vice chairman of Grupo Financiero Galicia. He is also a regular Director of Tarjetas Regionales, Tarjeta Naranja, Marin S.A. and Lifetime Member of Fundación Banco Galicia y Buenos Aires. Mr. Pablo Gutierrez is Mr. Sebastian Gutierrez's sibling.
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
Silvestre Vila Moret : Mr. Vila Moret joined Banco Galicia in 1997, where he served until May 2002. Since June 2002, he has been serving as regular Director of Grupo Financiero Galicia. Also, he is a regular Director of, Tarjeta Naranja S.A.U., El Benteveo S.A. and Santa Ofelia S.A. He is chairman of EBA Holding S.A. and vice-chairman of Marin S.A. Mr. Vila Moret is Mr. Eduardo J. Escasany's nephew.
Sebastián Gutiérrez : Mr. Gutiérrez obtained a degree in Economics from the Universidad de Buenos Aires. He joined Banco Galicia in 1988, where he held different positions. He served as Private Banking Manager, International Sales Manager and Executive Director of the London –UK and New York-USA business units. In 2015, he was appointed as General Manager of Galicia Seguros, position he held until March 2021. He was appointed as regular Director of Grupo Financiero Galicia in April 2021 and is also Chairman of Sudamericana Holding S.A. Mr. Sebastián Gutierrez is Mr. Pablo Gutierrez's sibling.
Tomas Braun : Mr. Tomas Braun obtained a degree in Economics, a Master in finance at Universidad Torcuato Di Tella and a Masters in Business at Stanford Graduate School of Business in the U.S. Since April 2021 he is a regular Director of Grupo Financiero Galicia, Tarjeta Naranja S.A.U. and Inviu S.A. He joined Banco Galicia in 2006, where he developed leadership roles in sales, marketing, and business development. Tomas is Partner at Boost Capital Partners, a UK based venture capital fund that invests both in Europe and Latam. Previous to joining Boost, Tomas has been an active early-stage investor in Latam as a Partner at Kalei Ventures and as an active angel investor. Before that, Tomas led product development at LendingFront (a NYC-based Fintech SAAS startup). Tomás Braun is the son of Mr. Federico Braun.
Alejandro Asrin : Mr. Alejandro Asrin obtained a degree in law at the National University of Córdoba. He also graduated from the Intensive Program in Business Management at I.A.E. He has been associated with Tarjeta Naranja S.A.U. since the beginning of its activities and served as Vice President of the Company from 1999 to 2002. He is a regular Director of Grupo Financiero Galicia, a position he has held since April 2002. He is also Chairman of Tarjeta Naranja S.A.U. and Cobranzas Regionales S.A. and Vice Chairman of Naranja Digital Compañía Financiera S.A.U.
Claudia Estecho: Mrs. Claudia Estecho obtained a degree in accounting at the Universidad de Buenos Aires. She has also completed specialized training programs in the areas of Human Resources, Risk and Executive Management at the Universidad Austral. She held different positions at Banco Galicia since 1976 to 2016 in the areas of Finance, Planning and Risk Management. She is regular Director of Grupo Financiero Galicia, position she has held since April 2019.

Miguel Maxwell: Mr. Maxwell obtained a degree in national public accounting at the Universidad de Buenos Aires and completed the High Management Program of IAE Business School (University of Navarra). He developed his professional career at Deloitte & Co. S.A., where, after being promoted to Audit Partner and leading the Audit business in Argentina, he reached the position of CEO of Argentina, LATCO (15 countries) and became a member of the Board of Deloitte Touche Tohmatsu. He is regular Director of Grupo Financiero Galicia S.A., a position he has held since 2020. He is Chairman of the Advisory Board of Llorente & Cuenca (LLYC) and syndic of LIAG Argentina S.A. and Importadora y Exportadora del Norte S.A. (Don Mario Group). He is also member of the Boards of Directors of the Hospital Británico de Buenos Aires, Asociación Argentina de Cultura Inglesa and Club Champagnat and Accounts Reviewer of the Harvard Club of Argentina.

Sergio Grinenco : Mr. Grinenco obtained a degree in economics from the Universidad Católica Argentina and a master’s in business administration from Babson College in Wellesley, Massachusetts. He has been associated with Banco Galicia since 1977. He has served as an alternate Director of Grupo Financiero Galicia since September 2001 and as vice chairman from April 2003 to 2011. Additionally, he was a member of the Audit Committee of Banco Galicia from 2009 to 2012. He is also Chairman of Banco Galicia, 1st Vice president of the Argentine Bank Association (ADEBA), alternate Director of Tarjetas Regionales S.A. Tarjeta Naranja S.A.U. and Distrocuyo S.A. and alternate Member of the Foundation of Banco Galicia y Buenos Aires.
Ana M. Bertolino : Mrs. Bertolino obtained a degree in law from Universidad de Buenos Aires. She joined Banco Galicia in 1972 and held positions in Credit and Corporate Banking, until 2009. She was appointed as an alternate director of Grupo Financiero Galicia in April 2019.
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
Daniel Llambias: Mr. Llambías obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1964. He was elected as alternate Director of Banco Galicia in September 1997 and served as regular Director from September 2001 until August 2009, when he was appointed Chief Executive Officer. In 2020, he was elected regular Director of Grupo Financiero Galicia, a position he held until 2021. Also, he served as the chairman of ADEBA from April 2016 to April 2017. He is currently an alternate Director of Grupo Financiero Galicia, a position he has held since April 2021. He is also an alternate Trustee of Fundación Banco de Galicia y Buenos Aires.
Ricardo A. Gonzalez: Mr. Gonzalez served in various positions at Banco Galicia between 1973 and December 2009, mainly in the retail division and the credit department. He retired as general manager of the corporate banking division. In April 2019, he was appointed as an alternate director of Grupo Financiero Galicia.
Our Board of Directors may consist of between three and nine permanent members. Currently our Board of Directors has nine members. In addition, the number of alternate directors who act in the temporary or permanent absence of a director are currently five. The regular and alternate directors are elected by the shareholders at our annual general shareholders’ meeting.
Directors and alternate directors are elected for a maximum term of three years. Mr. Sergio Grinenco is also a director of Banco Galicia. In addition, some members of our Board of Directors may serve on the board of directors of any subsidiary.
Six of our directors are members of the families that are the controlling shareholders of Grupo Financiero Galicia.

The following table reflects certain data in respect of the diversity of Grupo Financiero Galicia’s Board of Directors.

Board Diversity Matrix (As of December 2024)
Country of Principal Executive Offices:			Argentina
Foreign Private Issuer			Yes
Disclosure Prohibited under Home Country Law			No
Total Number of Directors			14

	Female	Male		NonBinary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	12		0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0
Our Audit Committee
Grupo Financiero Galicia complies with the provisions set forth by the Capital Markets Law and the regulations set forth by the CNV, which require that companies which make a public offering of shares should form an Audit Committee and develop a charter with regulations for its operation.
Accordingly, the Board of Directors established an Audit Committee with three members. For fiscal year 2024, Messrs. Claudia Estecho, Sebastián Gutiérrez and Miguel Maxwell were the members of the Audit Committee, with Claudia Estecho and Miguel Maxwell considered independent pursuant to the CNV and Nasdaq requirements. All members of the Audit Committee are financially literate and have extensive experience in management. Mr. Miguel Maxwell was the financial expert serving on our Audit Committee during fiscal year 2024.
According to the CNV rules, the Audit Committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposals for the appointment of the independent auditors and the compensation for the Directors, (ii) issuing a report detailing the activities performed according to the CNV requirements, (iii) issuing the Audit Committee’s annual plan and implementing it each fiscal year, (iv) evaluating the external auditors’ independence, work plans and performance, (v) evaluating the plans and performance of the internal auditors, (vi) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (vii) following-up on the use of information policies on risk management at Grupo Financiero Galicia’s main subsidiaries, (viii) evaluating the reliability of the financial information to be filed with the CNV and the SEC, (ix) verifying compliance with the applicable conduct rules, and (x) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders. The Audit Committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2024, the Audit Committee held sixteen meetings.
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
Our Disclosure Committee
We have established a Disclosure Committee in response to the U.S. Sarbanes-Oxley Act of 2002. The main responsibility of this committee is to review and approve controls on the public disclosure of financial and related information, and other procedures necessary that enable our Chief Executive Officer and Chief Financial Officer to provide their certifications for the annual report we file with the SEC. The members of this committee are Messrs. Fabian Kon, Gonzalo Fernandez Covaro, Ezequiel Valls, Pablo Firvida, José Luis Ronsini, Adrián Enrique Pedemonte and Ms. Mariana Saavedra. In addition, at least one of the members of this committee attends all the meetings of our principal subsidiaries’ disclosure committees.
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

The following table shows the members of our Supervisory Committee. Each of our syndics was appointed at the ordinary shareholders’ meeting held on April 30, 2024. Terms expire when the annual shareholders’ meeting takes place or as set forth below.

Name	Position	Principal Occupation	Current Term Ends
Antonio Roberto Garcés	Syndic	Accountant	April 2025
Omar Severini	Syndic	Accountant	April 2025
José Luis Gentile	Syndic	Accountant	April 2025
Fernando Noetinger	Alternate Syndic	Lawyer	April 2025
Miguel Norberto Armando	Alternate Syndic	Lawyer	April 2025
María Matilde Hoenig	Alternate Syndic	Lawyer	April 2025

The following is a summary of the biographies of the members of our Supervisory Committee:

Antonio Roberto Garcés: Mr. Garcés obtained a degree in accounting from the Universidad de Buenos Aires. He has been associated with the Issuer since 1959 and with Grupo Galicia since 2002. In April 1985, he was appointed as an alternate director of the Issuer. Subsequently, he was appointed as the vice chairman of the Issuer in September 2001, as the chairman of the board of directors of the Issuer from March 2002 until August 2002 and then as the vice chairman from August 2002 until April 2003, when he was elected to serve as chairman of the Issuer’s board of directors until 2011. From 2003 to 2010 he was the chairman of Grupo Galicia. Since April 2019, he has been serving as a regular syndic of the Issuer and Grupo Galicia. Additionally, he is a regular syndic of the Issuer, Tarjetas Regionales S.A., Tarjeta Naranja S.A.U., Naranja Digital Compañia Financiera S.A.U., Sudamericana Holding S.A., Galicia Seguros S.A.U. and Inviu S.A.U., among others subsidiaries of Grupo Galicia. He is also a regular syndic of Electrigal S.A. and an alternate syndic of EBA Holding S.A.

Omar Severini: Mr. Severini obtained a degree in accounting from the Universidad de Belgrano, a degree in finance with a concentration in capital markets from UCEMA. He has been associated with the Issuer since 1978, where he served in several positions. He served as Internal Auditor Manager to the Issuer between 2009 and 2017. He is regular syndic of the Issuer and Grupo Galicia, positions he held since 2017. He is also a regular syndic of the Issuer, Tarjetas Regionales S.A., Tarjeta Naranja S.A.U., Naranja Digital Compañia Financiera S.A.U., Sudamericana Holding S.A., Galicia Seguros S.A.U. and Inviu S.A.U., among other subsidiaries of Grupo Galicia. He is also a regular syndic of EBA Holding S.A., Electrigal S.A., Marin S.A. and Distrocuyo S.A.

José Luis Gentile: Mr. Gentile obtained a degree in accounting from the Universidad de Buenos Aires. He provided services to Grupo Galicia from 1999 to March 2017. He served as Chief Financial Officer from 2003 to 2017. He is a regular syndic of Grupo Galicia, a position held since 2017. He is also regular syndic of EBA Holding S.A., the Issuer, Tarjetas Regionales S.A., Tarjeta Naranja S.A.U., Naranja Digital Compania Financiera S.A.U., Sudamericana Holding S.A., Galicia Seguros S.A.U. and Inviu S.A.U., among other subsidiaries of Grupo Galicia. He is also an alternate syndic of Electrigal S.A. and Distrocuyo S.A.

Fernando Noetinger: Mr. Noetinger obtained a law degree from the Universidad de Buenos Aires. He served as alternate syndic of Grupo Galicia from September 1999 to June 2002. Since April 2006 he has been serving as alternate syndic of Grupo Galicia. Mr. Noetinger is also Chairman of Arnoar and alternate syndic of EBA Holding S.A., Electrigal S.A., the Issuer, Tarjetas Regionales S.A., Tarjeta Naranja S.A.U., Naranja Digital Compania Financiera S.A.U., Sudamericana Holding S.A., Galicia Seguros S.A.U. and Inviu S.A.U., among other subsidiaries of Grupo Galicia.

Miguel Norberto Armando: Mr. Armando obtained a law degree from the Universidad de Buenos Aires. He was first elected as an alternate syndic of the Issuer from 1986 until 2017. He also acted as an alternate syndic of Grupo Galicia between 1999 and January 2009 at which point, he became a regular syndic until April 2009 and was reelected as an alternate syndic of Grupo Galicia until April 2023. Mr. Armando is also a regular syndic of EBA Holding S.A. and Electrigal S.A. and an alternate syndic of Marin S.A., Tarjetas Regionales S.A., Tarjeta Naranja S.A.U., Naranja Digital Compania Financiera S.A.U., Sudamericana Holding S.A., Galicia Seguros S.A.U. and Inviu S.A.U., among other subsidiaries of Grupo Galicia.

María Matilde Hoenig: Miss. Hoening obtained a law degree from the Universidad de Buenos Aires. She has been associated with the Issuer since 1971 and served in different positions until 2009. She was appointed as an alternate syndic of the Issuer, Grupo Galicia, Tarjetas Regionales S.A., Tarjeta Naranja S.A.U., Naranja Digital Compania Financiera S.A.U., Galicia Seguros S.A.U. and Inviu S.A.U., among other subsidiaries of Grupo Galicia. She is also a regular syndic of Sudamericana Holding S.A. and Galicia Warrants S.A.

Grupo Galicia´s Executive Officers
Our organizational structure consists of the Chief Executive Officer who reports to the Board of Directors, and the Chief Financial Officer (CFO), Chief Risk Officer (CRO) and Investor Relations Officer (IRO) each of whom reports to the Chief Executive Officer.
The Chief Executive Officer’s primary responsibilities consist of implementing the policies defined by the Board of Directors, as well as providing recommendations to the Executive Committee regarding future plans, budgets, and company organization to be considered by the Board of Directors. He is also responsible for supervising the CFO, CRO and IRO.
The Chief Financial Officer is responsible for designing the financial and budgeting planning framework to be considered by the Executive Committee, including: proposing the framework of financial policies, proposing and developing strategies of new businesses for GFG; monitoring the budget of controlled and investee companies, designing and proposing to the Executive Committee policies related to tax, accounting and legal advisory services of GFG and its subsidiaries and investees and supervising and coordinating the operation of GFG’s administrative structure.

The Chief Risk Officer is responsible for advising on the design of the GFG’s Risk Management strategy and proposing the Executive Committee the Risk policies for the subsidiaries, supervising Risk management considering BCRA regulations and monitoring the applicable regulatory compliance with respect to controlled and investee companies, rating process and fraud prevention.
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
Our Chief Financial Officer is Mr. Gonzalo Fernandez Covaro. Mr. Fernández Covaro obtained a degree in national public accounting and in business management from the University of the Argentine Social Museum (UMSA).He served as Senior Auditor in the Financial Institutions Department at Pistrelli, Diaz y Asociados (Arthur Andersen) from 1994 to 1999, Controller at GE Compañía Financiera S.A. from 1999 to 2001, Chief Financial Officer at GE Capital Bank S.A. in Mexico from 2001 to 2008, and Chief Financial Officer at HSBC Bank Panama from 2008 to 2012. Additionally, he was Chief Financial Officer of HSBC Group Argentina from 2012 to 2024. At HSBC Argentina, he held the positions of Vice President of HSBC Bank Argentina, Board Member of HSBC Argentina Holdings S.A., Vice President of HSBC Seguros de Vida (Argentina) S.A., Vice President of HSBC Seguros de Retiro (Argentina) S.A., President of Máxima S.A. AFJP (in liquidation), and Vice President of HSBC Participaciones (Argentina) S.A. In January 2025, he was appointed as Finance & Strategic Planning Area Manager at Banco Galicia, and in February 2025, he became the Chief Financial Officer of Grupo Galicia.

Our Chief Risk Officer is Mr. Ezequiel Valls. Mr. Valls obtained a degree in Industrial Engineer from the Buenos Aires Institute of Technology (ITBA) and has a Postgraduate Degree in Finance from the Torcuato Di Tella University. He has been working at the Bank since 2011, performing different roles in Retail Banking and Planning. Since May 2024, he has been the Risk Manager of Grupo Financiero Galicia and the Risk Manager of Banco Galicia.
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
Board of Directors of Banco Galicia
At the ordinary shareholders’ meeting held on April 23, 2025 the size of Banco Galicia’s board of directors was set at six members and three alternate directors. The following table sets forth the members of Banco Galicia’s board of directors as of the date hereof, all of whom are residents of Buenos Aires, Argentina, the position currently held by each of them, their dates of birth, their principal occupations, the dates of their appointment and the year in which their current terms will expire. The business address of the members of the Banco Galicia’s board of directors is Tte. General J. D. Perón 430, 24th floor (C1038AAI) Buenos Aires, Argentina.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Sergio Grinenco	Chairman of the Board	May 26, 1948	Banker	April 2012	March 2026
Guillermo Juan Pando	Vicechairman	October 23, 1948	Banker	April 2003	March 2026
María Elena Casasnovas	Director	May 10, 1951	Lawyer	April 2016	April 2028
Juan Carlos L´Afflitto (1)	Director	September 15, 1958	Accountant	April 2016	April 2028
Gastón Bourdieu	Director	August 31, 1956	Agricultural Administration	April 2018	March 2027
Miguel Angel Peña	Director	January 22, 1962	Systems	April 2021	March 2027
Verónica Lagos Mármol	Alternate Director	November 14, 1972	Economist	April 2020	March 2026
Ignacio A. González (2)	Alternate Director	April 23, 1944	Accountant	April 2018	March 2026
Augusto Zapiola Macnab (2)	Alternate Director	June 27, 1947	Economist	April 2013	April 2028
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
Juan Carlos L´Afflitto: Mr. L’Afflitto obtained a degree in national public accounting at the Universidad de Buenos Aires. He worked as advisor and accountant at Morgan, Benedit y Asociados and until 1990 he was a professor at the Universidad Católica Argentina. He has been associated with Banco Galicia since 1986. In April 2016, he was elected as a director.

Gastón Bourdieu: Mr. Bourdieu obtained a degree in agricultural administration from the Universidad Argentina de la Empresa. He has been associated with Banco Galicia from 1981 to 2017. He was appointed as a director of Banco Galicia in April 2018. He is also a director of Maradona S.A.
Miguel Angel Peña: Mr. Peña has a degree in Systems from the National Technological University, in the Autonomous City of Buenos Aires. From January 1999 to February 2005, he served as Systems Manager of Banco Galicia; from February 2005 to March 2014 he was Manager of the Corporate Services Area at Banco Galicia and from April 1, 2014, to April 2021 he served as General Manager of Tarjeta Regionales S.A. He is President of Naranja Digital Compañía Financiera S.A.U. and Tarjeta Regionales S.A. and Director of Tarjeta Naranja S.A.U., Inviu and Cobranzas Regionales S.A. and was appointed as Director of the Bank on April 27, 2021. Mr. Peña’s date of birth is January 22, 1962 .
Verónica Lagos Mármol: Ms. Mármol Lagos obtained a degree in Economics from the University of San Andrés and a Master's degree in Finance from the University of CEMA. Verónica joined Banco Galicia in 1995 as a Planning and Strategy Analyst, subsequently holding various positions in Investment Banking until 2012. Additionally, she served as a Director at Capital Management Tarsus until 2016.
Ignacio A. González: Mr. González obtained a degree in national public accounting from the Universidad de Buenos Aires and a master in Auditing at Drew University, New Jersey. Previously, he served as a Member of the International Committee of Finance & Value Sharing, PricewaterhouseCoopers. He was appointed as director of Banco Galicia in April 2010, and he was elected as an alternate director in April 2018. He is also director of IDEA and syndic of Sociedad Anónima La Nación, Nuevos Medios La Nación, Publirevistas, Sociedad Anónima Importadora y Exportadora de la Patagonia, and the founder and president of P.O.D.E.R (Polo de Desarrollo Educativo Renovador).
Augusto Zapiola Macnab: Mr. Zapiola Macnab obtained a degree in economics from the Pontificia Universidad Católica Argentina. He was associated with Banco Galicia from June 1978 until September 2002. He was elected as an alternate director of Banco Galicia in April 2013. He was elected as an alternate director on the Board of Directors of Grupo Galicia in April 2015.
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
Risk and Capital Allocation Committee: This committee is responsible for approving and analyzing capital allocation, setting up risk policies and monitoring risks for the Issuer.
High Credits Committee: this committee: This committee is responsible for approving and subscribing the qualifications and awards of operations of customers and high-risk groups. It meets at least once a week.
Low Credits Committee: This committee is responsible for approving and subscribing the qualifications and awards related to operations of customers and mid-risk groups. It meets at least biweekly.
Information Technology and Security Governance Committee: This committee is responsible for supervising and approving new systems development plans and their budgets; supervising the budgetary control of developments;

approving the general designs of the systems structure, the main processes, and systems to be implemented; and supervising the quality of the services, in accordance with the policies established by the Board of Directors of the Issuer.
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
Asset and Liability Committee (“ALCO”): This committee is responsible for analyzing the collection of resources and placement in different assets, monitoring and controlling liquidity gaps, interest rates and currencies, and managing such gaps.
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

The table below shows the composition of Banco Galicia’s Supervisory Committee as they were re-elected by the annual shareholders’ meeting held on April 23, 2025.

Name	Position	Principal Occupation	Current Term Ends
Omar Severini	Syndic	Accountant	April 2026
José Luis Gentile	Syndic	Accountant	April 2026
Antonio Roberto Garcés	Syndic	Accountant	April 2026
Fernando Noetinger	Alternate Syndic	Lawyer	April 2026
Miguel Norberto Armando	Alternate Syndic	Lawyer	April 2026
María Matilde Hoenig	Alternate Syndic	Lawyer	April 2026
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
Fabián Enrique Kon: please see “— Management of Grupo Financiero Galicia”
As of the date of this annual report, the following divisions and department managers report to Banco Galicia’s Chief Executive Officer:

Division	Manager
Wholesale Banking	Marcelo Iraola
Retail Banking	Germán Ghisoni
Financial Banking	Diego Rivas
Risk	Ezequiel Valls
Product & Technology	Marcela Fernie
People	Flavio Dogliolo
Finance & Strategic Planning	Gonzalo Fernández Covaro
Wholesale Banking Area Management: it is responsible for obtaining a broad segment vision and, in turn, a greater alignment with the current situation and future business perspectives. Its main responsibilities are to design, plan and implement the vision, strategies, policies and objectives of the Wholesale Banking business and for each of the customers segments, and producto segments, as well as to define and control business objectives, with the purpose of ensuring that they are adjusted competitively to the demands of the industry and to the strategic objectives of the Bank, while also working to meet the volume, profitability, quality and customer satisfaction goals, all within the framework of the established risk levels. The following departments report to this division: (i) Corporate & Business Banking, (ii) Oil & Gas Business, (iii) Agribusiness, (iv) Debt Markets & Structured Finance, (v) Massive Consumption Business, (vi) Business Development Wholesale Banking, (vii) Commercial & Transactional Alliances, (viii) Public Sector, (ix) Automotive Business
Retail Banking Area Management: it is responsible for facilitating the decision-making process, improving the commercial effectiveness and improving the customer focus. Its main responsibilities are to design, plan and implement the vision, strategies, policies and objectives of the Retail Banking business and for each of the customers segments and distribution channels, as well as to define and control business objectives, with the purpose of ensuring that they are in tune with the competitive demands of the industry and the strategic objectives of the Bank, while also working to meet volume, profitability, quality and customer satisfaction goals, all within the framework of the established risk levels. The following departments report to this division: (i) Loyalty; (ii) Brand Experience; (iii) Private Banking; (iv) Branches and Channels; (v) Customer Care; (vi) Retail Banking; (vii) Pyme; (viii) Retail Planning; (ix) Baas & Retail Alliances
Financial Banking Area Management: it is responsible for administering the financial position of the Bank, negotiating rates, funds, incentives, and campaigns with the different areas, and promoting the regulatory, technical and informative support in the management of assets and liabilities, in order to guarantee the control of the liquidity, rate, currency and industry risks, and compliance with current policy and legal regulations. It is also responsible for planning, proposing, and implementing the strategy for the development and maintenance of commercial relations with international banks, international organizations, international investment funds and binational chambers with the purpose of consolidating the bank’s image in international industries and guaranteeing the smooth development of the international business in accordance with the growth and profitability objectives set by the organization. The following departments report to this division: (i) Trading & Global Markets, (ii) Commercial, (iii) Financial Institutions, (iv) Financial Banking Controller, (v) Research & Strategy.
Risk Area Management: it is responsible for maintaining an effective risk management system in compliance with the best practices developed globally and optimizing the credit process in order to provide a better service to customers. It is responsible for actively and comprehensively monitoring and managing the different risks of the Bank and its subsidiaries and for systematically evaluating and controlling the operational risks assumed by the Bank to ensure that there are adequate policies, procedures and systems to minimize them. It is responsible for ensuring compliance with the policies, qualification and fraud prevention processes, this guaranteeing the quality of the retail portfolio; designing and auditing mass decision tools; making decisions on the use/development of credit scoring models; conducting alignment actions to retail commercial strategies; and accompanying the business area of the retail segment, making recommendations regarding business opportunities, all according to the strategic vision and policies, both external and internal, acting as the Bank’s first line of defense for the retail banking segment. The following departments report to this division: (i) Data & Analytics Officer (CDAO), (ii) Retail Credits, (iii) Wholesale Credits, (iii) Collections; (iv) Financial Risk & Capital Management; (v) Ciso; (vi) Corporate Risk; (vii) Compliance; (viii) Non-Financial Risks.
Product & Technology Area Management: it is responsible for accelerating the development of products and new technologies by bringing product tribes closer to Systems. Integrating all the Bank's operations into a single area in order to improve the efficiency of operational processes. The following departments report to this division: (i) Everyday Banking; (ii) Payments; (iii) B2b Payments; (iv) Lending; (v) Nave; (vi) Investments Products; (vii) Comex; (viii) Operations; (ix) Cio; (x) Cto; (xi) P&T Planning.
People Area Management: it is responsible for incorporating and developing new talents, fostering a framework that motivates employees and maintaining an excellent working environment. Additionally, it is responsible for all the matters related to the physical workspace of the employees and the distribution of the space used by clients. The following departments report to this division: (i) Hrbp & Talent; Rewards & People Analytics; (ii) People Care, (iii) Benefits And Ops; (iv) Culture & Coe Agility; (v) Sustainability; (vi) Labor Relations And Corporate Security; (vii) Infraestructure, Habitat & Real Estate
Finance & Strategic Planning Area Management: it is responsible for planning, coordinating and controlling the development and maintenance of budgeting, planning, accounting, tax activities, in order to ensure that the management has the information needed for the decision-making processes, management control, and the satisfaction of the Bank’s information requirements, as well as to ensure compliance with the information requirements that shall enable the Bank to obtain long-term, strategic sources of financing. It is also responsible for coordinating, planning, and monitoring compliance with the strategy of liquidity, interest rates and currency gaps, within the limits of the established policies, making proposals to the Assets and Liabilities Committee (ALCO) regarding the management of such gaps in order to maximize income within the limits of policies. The following departments report to this division: (i) Accounting & Financial Reporting, (ii) Tax, (iii) Strategic Planning, (iv) Assets and Liabilities Management, (v) Institutional Relations and (vi) Procurement

Department	Manager
Internal Audit	Fernando Lapajne
Prevention of Money Laundering	Teresa del Carmen Piraino
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
The following are the biographies of Banco Galicia’s senior executive officers mentioned above:
Marcelo Iraola: Mr. Iraola obtained a degree in law from the Universidad de Buenos Aires. He completed the Program for Executive Development at Instituto Argentino de Empresas and a business management program at the Universidad de San Andres. He has been associated with the Issuer since 1988. He is also the chairman of Galicia Warrants S.A. and Agri Tech Investments S.A.U.
Germán Ghisoni: Mr. Ghisoni obtained a degree in business management from the Universidad Católica Argentina. He completed the Program for Executive Development at Instituto Argentino de Empresas, the Strategic Management in Banking Program at INSEAD and the Customer Centric Organitatios at Kellogg School of Management. He has been associated with the Issuer since 1995. He is also a director of Sudamericana Holding S.A. and an alternate director of Tarjetas Regionales S.A. and Tarjeta Naranja S.A.U.
Diego Rivas: please see “— Management of Grupo Financiero Galicia”
Ezequiel Valls: please see “— Management of Grupo Financiero Galicia”
Marcela Fernie: Ms. Fernie obtained a degree in economics from the Universidad Católica Argentina. She has been associated with the Issuer since 2011.
Flavio Dogliolo: Mr. Dogliolo holds a degree in Business Administration from the Universidad Católica Argentina, an MBA IAE from the Universidad Austral, a Postgraduate Senior Management Program from the Universidad de San Andrés and a Postgraduate High-Performance Leadership, from IMD Lausanne - Switzerland. He has been with Grupo Galicia since 1998. From 1998 to 2001, he was Product and Segment Manager for Personal Banking, from 2001 to 2007, Area Manager for Córdoba and NOA, from 2003 to 2008, Director of Tarjeta Naranja, from 2007 to 2009 Regional Manager with 6 areas in charge, and from 2009 to 2015, Branch Manager for the whole country. In 2015 he was appointed as Customer Experience Area Manager and since then he has been part of the Grupo Galicia's executive committee. In 2021 and until 2023, he was appointed General Manager of Galicia Seguros. In May 2023 he returned to the bank as People Area Manager, a position he currently holds.
Gonzalo Fernández Covaro: Mr. Fernández Covaro obtained a degree in national public accounting and in business management from the University of the Argentine Social Museum (UMSA). He served as Senior Auditor in the Financial Institutions Department at Pistrelli, Diaz y Asociados (Arthur Andersen) from 1994 to 1999, Controller at GE Compañía Financiera S.A. from 1999 to 2001, Chief Financial Officer at GE Capital Bank S.A. in Mexico from 2001 to 2008, and Chief Financial Officer at HSBC Bank Panama from 2008 to 2012. Additionally, he was Chief Financial Officer of HSBC Group Argentina from 2012 to 2024. At HSBC Argentina, he held the positions of Vice President of HSBC Bank Argentina, Board Member of HSBC Argentina Holdings S.A., Vice President of HSBC Seguros de Vida (Argentina) S.A., Vice President of HSBC Seguros de Retiro (Argentina) S.A., President of Máxima S.A. AFJP (in liquidation), and Vice President of HSBC Participaciones (Argentina) S.A. In January 2025, he was appointed as Finance & Strategic Planning Area Manager at Banco Galicia, and in February 2025, he became the Chief Financial Officer of Grupo Galicia.
Bruno Folino: please see “— Management of Grupo Financiero Galicia”
Fernando Lapajne: Mr. Lapajne is a Certified Public Accountant with a degree from the University of Buenos Aires and holds several certifications in Anti-Money Laundering and Countering Terrorist Financing. Until February 2025, he held various management positions at HSBC Argentina and HSBC Mexico, where he was a member of the Executive Committee and a Director with responsibilities for Compliance, Financial Crime Prevention, Internal Control, and Operational Risk Management. In February 2025, he was appointed Chief Internal Audit Officer, a position he currently holds.
Teresa del Carmen Piraino: Ms. Piraino obtained a degree in accounting from the Universidad Argentina de la Empresa. She completed a post-graduate degree in Anti-Money Laundering and Financial Crime Prevention from the Universidad de Buenos Aires. She has been associated with the Issuer since 1992.

B. Compensation
Compensation of Our Directors

Compensation for the members of the Board of Directors is determined by the shareholders at the shareholders’ meeting once the fiscal year has ended. Directors are paid an annual fee based on the functions and may receive partial advance payments during the year.

At the ordinary shareholders’ meeting held on April 30, 2024, the compensation for the Board of Directors was set at Ps.1,146,659,818 (nominal value) for the year ended December 31, 2023. For fiscal year 2024, a proposal was made to the next shareholders meeting, scheduled for April 29, 2025, to set compensations for the Board of Directors at Ps.5,574,271,749 (nominal value).
For a detailed description of the amounts to be paid to the board of directors of Banco Galicia, see “– Compensation of Banco Galicia’s Directors and Officers” below.
We do not maintain a stock-option, profit-sharing or pension plan for the benefit of our directors.
Additionally, we do not have a policy establishing any termination benefits for our directors.
Compensation of Banco Galicia’s Directors
Banco Galicia’s board of directors establishes the policy for compensation of Banco Galicia’s personnel. Banco Galicia’s managers receive a fixed compensation. Seven directors are not employees of Banco Galicia. These non-employee directors receive a fixed compensation, provided that payments do not exceed the standard levels of similar entities in the Argentine financial market, a provision that also applies to managers. Banco Galicia does not maintain stock-option plans or pension plans, or any other retirement plans for the benefit of its directors. Banco Galicia does not have a policy establishing any termination benefits for its directors.
For the fiscal year 2024, at the ordinary shareholders meeting held on April 23, 2025, the compensation for the directors of Banco Galicia was set for a total of Ps.638,856,501.00 (nominal value).
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
(ix)Rule 5630 (a) – Conflicts of Interest. In lieu of the requirements of Rule 5630 (a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds 1% of the corporation’s net worth, measured pursuant to the last audited balance sheet. Directors can contract with the corporation only on terms consistent with prevailing market terms. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholders’ vote, such shareholder may be liable to the company for damages and the resolution may be declared void. For further information, please see Item 7. “Major Shareholders and Related Party Transactions” – “B. Related Party Transactions”.
Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

D. Employees
The following table shows the composition of our employees:

	As of December 31,
	2024	2023	2022
Grupo Financiero Galicia	1	1	1
Banco Galicia	5,675	5,765	5,457
Branches	3,352	2,525	3,427
Head Office	2,323	3,240	2,030
Galicia Más	3,104	—	—
Naranja X	2,693	2,673	2,800
Fondos Fima	27	32	30
Sudamericana	697	815	353
Other Subsidiaries	243	203	123
Total	12,440	9,489	8,764
Within the current legal framework, membership in an employee union is voluntary and there is only one union of bank employees with national representation. As of December 31, 2024, approximately 41% of Banco Galicia’s employees were affiliated with the national bank employee union. As of December 31, 2024, approximately 65% of Naranja X’s work force was party to the merchant union’s Collective Bargaining Agreement No.130/75 applicable to trade employees and 4% of which were members of a labor union.
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

During the 2024 fiscal year, the banking union and the retail trade union renegotiated their respective collective bargaining agreements. The annual agreement agreed with the banking union amounted to 117.8%, granting salary increases in different tranches based on December 2023 salaries. The cumulative adjustments granted were as follows: January 20.60%, February 37.5%, March 49.9%, April 63.1%, May 71.9%, June 79.8%, July 87%, August 94.8%, September 101.6%, October 107%, November 112%, and December 117.8%.
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
E. Share Ownership
For information on the share ownership of our directors and executive officers as of March 31, 2025, see Item 7. “Major Shareholders and Related Party Transactions—A. Major Shareholders”.
F. Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.
Item 7.    Major Shareholders and Related Party Transactions
A. Major Shareholders
As of March 31, 2025, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of March 31, 2025, we had 1,606,253,729 shares outstanding composed of 281,221,650 class A shares and 1,325,032,079 class B shares.
Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación Banco de Galicia y Buenos Aires. As of March 31, 2025, the controlling shareholders owned 100% of our class A shares through EBA Holding (representing 17.5% of our total outstanding shares) and 7.9% of our class B shares (or 6.5% of our total outstanding shares), therefore directly and indirectly owning 24% of our shares and 55.3% of total votes.

Based on information that is available to us, the table below sets forth, as of March 31, 2025, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.
Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
EBA Holding S.A.	281,221,650	100	51.5
Class B Shares

Name	Class B Shares	% of Class B Shares	% of Total Votes
The Bank of New York Mellon (1)	549,216,890	41.5	20.1
ANSES	266,939,279	20.2	9.8
EBA Holding Shareholders (2)	104,823,709	7.9	3.8
HSBC Holding pcl	115,064,730	8.7	4.2
(1)Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York Mellon is 101 Barclay Street, New York 10286, and the country of organization is the United States.
(2)No member holds more than 2.0% of the capital stock.

Based on information that is available to us, the table below sets forth, as of March 31, 2025, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

Name	Shares	Class	% of Capital	% of Total Votes
The Bank of New York Mellon	549,216,890	B	34.2	20.1
EBA Holding S.A.	281,221,650	A	17.5	51.5
ANSES.	266,939,279	B	16.6	9.8
EBA Holding Shareholders.	104,823,709	B	6.5	3.8
HSBC Holding pcl	115,064,730	B	7,2	4.2
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
As of March 31, 2025, we had 184 identified United States record shareholders (not considering The Bank of New York), of which 39 held our class B shares and 145 held our ADSs. Such United States holders, in the aggregate, held approximately 194 million of our class B shares, representing approximately 12,08 % of our total outstanding capital stock as of such date.
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
“Related parties” primarily refers to our directors and the directors of Banco Galicia, our senior officers and senior officers of Banco Galicia, our syndics and Banco Galicia’s syndics, our controlling shareholders as well as all individuals who are related to them by a family relationship. It also includes any entities directly or indirectly affiliated with any of these parties, that are not required to be consolidated.
Additionally, this term encompasses the directors, trustees and senior management of all companies in which Grupo Financiero Galicia has a shareholding and which are subject to consolidation in accordance with the rules on Consolidated Supervision issued by the BCRA.
The following table presents the aggregate amounts of total financial exposure of Grupo Galicia to related parties, the number of recipients, the average amounts and the maximum assistance as of the end of the two fiscal years ended December 31, 2024 and 2023, and as of February 29, 2025, the last date for which information is available.

	February 29,	December 31,
	2025(1)	2024	2023
	(in millions of Pesos, except as noted)
Total Financial Exposure	35,154	45,679	39,614
Number of Recipient Related Parties	321	326	266
Individuals	267	269	218
Companies	54	57	48
Average Amount of Financial Exposure	110	140	149
Maximum Assistance	2,998	13,954	10,720
____________________
(1)Currency value on February 29, 2025.
Financial Assistance to Directors, Officers, and Related Parties
The financial assistance granted to our directors, officers and related parties by Banco Galicia was provided in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-related parties. This assistance did not involve more than the normal risk of collectability or present other unfavorable features.
Agreements with Galicia Seguros
In June 2011, Banco Galicia entered into an agreement with Galicia Seguros, a company indirectly controlled by Grupo Galicia, allowing Banco Galicia to offer insurance products on behalf of Galicia Seguros. Additionally, they entered into a one-year agreement whereby Galicia Seguros insures Banco Galicia for the balances of certain loans in the event of the death of its clients. On July 31, 2014, Banco Galicia renewed both agreements with Galicia Seguros, for an additional year, with automatic deferral. Such agreements were considered to be “related party transactions” pursuant to Section 72 of the Capital Markets Law.
Leasing Operations with Naranja

On July 25 ,2008, Naranja entered into two new leasing agreements with Banco Galicia for two properties located in the City of Córdoba, Argentina for a total amount of Ps.12 million, with maturity dates of August 25, 2018, and August 7, 2020. On October 31, 2012, Naranja entered into an additional leasing agreement with Banco Galicia for another property located in the City of Córdoba, Argentina, totaling Ps.15 million, with a maturity date on November 30, 2022.
In September 2015, the lease term for the aforementioned properties were extended to 121 months from that date, and the corresponding interest rates were unified. The interest rate applied is the Private Banks Corrected Survey Rate plus a 6% margin. These lease agreements will remain in force until November 2025.
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

Banco Galicia challenged certain claims made by various jurisdictions at the corresponding administrative level and/or legal proceedings. These proceedings and their possible effects are constantly being monitored by the Bank’s management. Even though Banco Galicia considers that it has complied with its tax liabilities in full pursuant to current regulations, adequate reserves in respect of such proceedings have been allocated.

Repayment of income tax claims

As of December 31, 2024, a number of claims for the repayment of income taxes that were overpaid were filed for the 2014, 2015, 2016, 2017, 2018, 2019, 2021 and 2022 tax years for the total sum of Ps.15,424 million in nominal value. The claims are based on jurisprudence establishing the unconstitutionality of rules that prevent the application of the tax inflation adjustment, which results in confiscatory situations. In the face of the delay in resolving the tax code interpretation, claims were initiated. At the close of this annual report, the Bank does not record contingent assets derived from the above-mentioned claims.

Consumer protection claims

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco Galicia and, in some cases, against certain of its subsidiaries. As of the date hereof, the following are the pending claims or actions: “Estado Nacional - Ministerio de Economía y Finanzas Públicas de la Nación c/Adecua y otros s/Ordinario”; “Usuarios y Consumidores Unidos (UCU) c/ Banco de Galicia y Buenos Aires S.A. y otros s/ Ordinario”; “PADEC (Prevención, Asesoramiento y Defensa del Consumidor)” y otro c/ Banco de Galicia y Bs.As. S.A. y/otro s/ ordinario”; “Unión de Usuarios y Consumidores c/Banco de Galicia y Buenos Aires S.A. y/ otro s/ Sumarísimo”; “Unión de Usuarios y Consumidores c/Banco de Galicia y Buenos Aires S.A. y/otro s/ Sumarísimo”; “ADDUC (Asociación de Defensa de los Derechos de Usuarios y Consumidores) c/ Banco de Galicia y Buenos Aires S.A. s/ Ordinario”;“Asociación Civil de Usuarios Bancarios Argentinos (ACUBA) c/ Banco de Galicia y Buenos Aires S.A s/ acción colectiva de consumo”; “Protegiendo al Consumidor PAC c/ Banco Galicia y Bs. As. s/ Ordinario”; “Usuarios y Consumidores Unidos c/ Cia. Financiera Argentina S.A. y otro s/ ordinario” and “KUFERT, Horacio Bernardo y Proconsumer (Asociación de protección a consumidores del Mercado Común del Sur) c/ Banco de Galicia y Buenos Aires S.A. s/ sumarísimo”. These class actions in large part challenge the right of Banco Galicia (and, as applicable, its relevant subsidiaries) to charge certain fees, charges, commissions and other amounts in connection with life insurance products, debit cards, credit cards, account maintenance services, personal loans, cash advances and mortgage loans. Banco Galicia believes that the dispute resolution outcome of the described class actions, in the case that all of them have an unfavorable outcome, will not have a material adverse effect on its operations.

CNV and BCRA Administrative Proceedings

On April 30, 2024, Banco Galicia was notified of the initiation of an administrative proceeding (procedimiento administrativo sustanciado) by the CNV against Banco Galicia, Galicia Securities, Inviu, and certain officers thereof, for an alleged violation of Article 117, Section (b) of the Argentine Capital Markets Law, Article 2, Sections (a), (b), and (c) of Section II of Chapter III of Title XII of the CNV Rules, and Article 59 of the Corporations Law, initiated at the request of the BCRA. The alleged violation relates to certain trading transactions performed on February 19 and 20, 2024, by Banco Galicia, Galicia Securities, and Inviu. The CNV alleges that these transactions were made in violation of the law and resulted in the manipulation by Banco Galicia of the TDE25 Dual-Bond market price and the subsequent execution by Banco Galicia of its put options in connection therewith at a higher price, thus generating a loss to the BCRA of Ps.23 billion (the “Alleged Loss”).

On May 29, 2024, Banco Galicia submitted its defense contesting the allegations that such trading activities violated the Argentine Capital Markets Law. As of the date of this annual report, the administrative proceeding is ongoing and under administrative review. On June 27, 2024, Banco Galicia, in an effort to resolve the allegation without any admission or acknowledgment of wrongdoing, made a payment equal to the Alleged Loss plus accrued interest, for a total amount of Ps.28.8 billion, to the BCRA.

Additionally, Banco Galicia’s Board of Directors directed the Internal Audit Management Department, the Financial Banking Management Department, and the Risk Management Department to take certain remedial steps, enhance monitoring and risk management processes, perform a comprehensive review, and establish additional preventive control measures. While Banco Galicia has taken these remedial actions, there can be no assurance that such measures will be effective in preventing similar situations in the future.

Although the administrative proceeding is ongoing and has not been dismissed as of the date hereof, Banco Galicia does not believe that the resolution thereof will have a material adverse effect on Banco Galicia’s results of operations, financial condition, or prospects.

Furthermore, on May 29, 2024, the CNV resolved to refer the matter to the Public Prosecutor’s Office for further review and potential criminal charges in connection with the trading transactions described above. Banco Galicia intends to contest any such charges and to pursue the dismissal or termination of any resulting action. Banco Galicia does not expect, even if such matter were to be concluded in any adverse manner against Banco Galicia or its affiliates, that such proceedings or their outcome would have a material adverse effect on Banco Galicia’s business, operations or financial results.

Similarly, on October 23, 2024, the BCRA resolved to initiate the financial summon proceeding (sumario en lo financiero) No. 1631, in which it alleged that Banco Galicia and certain of its directors, managers, former managers, and former employees were responsible for certain management and/or internal control weaknesses or failures within the financial institution, in apparent violation of (i) certain provisions of the Consolidated Text of the 'Minimum Standards on Internal Controls for Financial Entities' (‘Normas Mínimas sobre Controles Internos para Entidades Financieras’) and its complementary and amending regulations; (ii) certain provisions of the Consolidated Text of the 'Standards on Risk Management Guidelines for Financial Entities' (‘Normas sobre Lineamientos para la Gestión de Riesgos en las Entidades Financieras’) and its complementary and amending regulations; and (iii) certain provisions of the Consolidated Text of the 'Standards on Corporate Governance Guidelines for Financial Entities' (‘Normas sobre Lineamientos para el Gobierno Societario en Entidades Financieras’) and its complementary and amending regulations. The allegations concern operations conducted between February 19, 2024, and February 21, 2024, by Banco Galicia and its affiliates, Galicia Securities and Inviu, involving the TDE25 Dual-Bond and the subsequent execution by Banco Galicia of its put options. To date, the respective parties have submitted their corresponding defenses, and Banco Galicia is in the process of formulating its defense arguments accordingly.

Banco Galicia, Galicia Securities, Inviu, and that certain officers involved in the aforementioned administrative proceedings believe that the dispute resolution outcome of the described proceedings, in the event that both outcomes are unfavorable, will not have a material adverse effect on its operations.

Galicia Más

Income tax

AFIP has challenged the deduction of expenses related to exempt income (dividends) in Galicia Más’ 2009 tax return. The total amount claimed amounts to Ps.26 million (including interest). Based on the opinion of its tax advisors, who estimate that the likelihood of a favorable outcome exceeds 50%, Galicia Más has not recorded any provisions in relation to this matter.

Tax Inflation Adjustment

Galicia Más has filed appeals seeking the reinstatement of income tax liabilities, including corresponding updates and interest, for the fiscal years ended June 30, 2014, and December 31 of 2014, 2015, 2016, 2017, and 2018. These claims are based on the confiscatory effects resulting from the inability to apply the inflation adjustment mechanism for those fiscal years. The total nominal amount claimed across all years is Ps.3,871 million.

Class Actions brought by Consumer Protection Associations

Several consumer protection associations have filed claims against Galicia Más regarding the collection of certain fees, interest rates, and finance charges. Galicia Más does not expect these proceedings to have a material impact on its financial condition. As of the date of this annual report, Galicia Más is a party to 29 ongoing lawsuits filed by associations including PAC, ADDUC, ACUBA, ADACU, ADUC, the Civil Association of Financial Victims, PADEC, Free Consumers, and PROCONSUMER.

Sanctions and investigations initiated by Regulatory Authorities

Sanctions imposed by the UIF:

On November 17, 2020, Galicia Más was notified of UIF Resolution 47/20 in connection with Summary 174/15, imposing a fine of Ps.550,000 on Galicia Más , and an identical amount on certain former members of the Board of Directors. On December 30, 2024, the Court of Appeals upheld the fines. As of the date of these annual report, the resolution is not final.

Galicia Más’ management and legal counsel believe that the final outcome will not have a material adverse impact on Galicia Más’ financial position.

Sanctions imposed by the CNV:

On March 6, 2019, Galicia Más was notified of CNV Resolution in Case 631/2014, imposing a fine of Ps.200,000, jointly with the directors and trustees in office at the time. On March 11, 2021, the Court of Appeals overturned the fine. However, the CNV filed an extraordinary appeal, which was rejected on August 13, 2021. Subsequently, the CNV submitted an appeal to the Supreme Court of Justice.

On December 17, 2020, Galicia Más was notified of CNV Resolution in Summary 632/14, imposing a joint fine Ps. 500,000 on Galicia Más and the directors and trustees involved. On December 21, 2021, the Court of Appeals upheld the fine but ordered the CNV to recalculate the amount as the aggravating factor considered (the fine from Case 631/2014) had been revoked. The CNV’s extraordinary appeal was denied, and on July 5, 2022, Galicia Más filed an appeal with the Supreme Court of Justice.

Sanctions imposed by the BCRA:

As of December 31, 2024, Galicia Más had received three notifications for alleged violations of the foreign exchange penal regime and one for alleged non-compliance with regulations related to the decentralization of information technology activities abroad, including failure to meet minimum management, implementation, and control standards. Based on the opinion of Galicia Más and its legal advisors, sufficient provisions have been made to cover the associated risks.
Naranja X
The National Tax and Customs Authority (ARCA), Provincial Revenue Boards and Municipalities are conducting audits and assessments at various stages of completion on the companies that comprise Naranja X. These agencies have served notices and made claims regarding taxes applicable to Naranja X’ s companies. In response, such companies are taking the corresponding administrative and legal steps to address such matters.
As of December 31, 2024, the original amount claimed for taxes totaled approximately Ps.52,193. The provisions for liabilities related to the cases described above have been adjusted based on legal counsel's opinion, applicable doctrine, judicial precedents and the evolution of the cases - whether favorable or unfavorable.

However, based on the opinion of Naranja's tax advisors, its Board of Directors considers that the taxes in question were correctly settled pursuant to the legal provisions in force at the time and that the claims made by the collection agencies have no legal or technical basis. For this reason, the Company is exercising its constitutional rights in order to clarify and resolve these circumstances.

Tax Reimbursement Claims
As of December 1, 2017, Naranja had filed a reimbursement claim before the ARCA for income tax corresponding to the 2014-2016 fiscal years, amounting to Ps.580,164 in nominal value. The claim was based on the lack of application of the inflation adjustment standards set forth in Section VI of the Income Tax Law, which led to a substantial difference in the taxable income exceeding the reasonable taxation limits. A similar claim was filed on behalf of Tarjetas Cuyanas for 2014-2016 fiscal years, amounting Ps.145,478.
Following the same approach:
•On September 27, 2019, Naranja X filed a claim for the 2017 fiscal year, amounting to Ps.326,498 in nominal value;
•On September 17, 2019, a claim for 2018 was filed for Ps.973,843 in nominal value;
•On February 20, 2020, a claim for 2015 was filed for Ps.149,763 in nominal value; and
•On May 26, 2020, a claim for 2019 was filed for Ps.1,364,949 in nominal value.
Legal Actions
Additionally, after the statutory response period elapsed without a resolution from ARCA, Naranja X pursued legal action:
•On December 27, 2019, a repetition claim was filed before the Federal Justice for the 2014 and 2016 fiscal years of Tarjetas Cuyanas and the 2018 fiscal year of Naranja;
•On December 30, 2019, the same lawsuit was filed for Naranja X's 2017 fiscal year; and
•On April 29, 2021, another lawsuit was filed for Naranja X's 2015 fiscal year.
The situations described above represent uncertain tax positions and were evaluated by the Company in accordance with the provisions of IFRIC 23. While Naranja X considers it has sound and well-supported arguments, it has not recognized income related to these claims due to the inherent uncertainty surrounding their final resolution. As of the date of this annual report, the Company continues to evaluate the development of the above claims with the expectation of obtaining favorable results.
Tax Impact of Cobranzas Regionales S.A.'s Merger
As part of the merger by absorption of Cobranzas Regionales S.A. into the economic group, the Company has recognized in its income tax charge estimation for the irregular three-month period ended December 31, 2023, the updated accumulated non-prescribed tax losses from previous years of the absorbed company. This update was calculated based on the variation of the Wholesale Price Index (hereinafter, "IPIM"), published by the National Institute of Statistics and Censuses ("INDEC"), following the procedure regulated in the penultimate paragraph of Article 25 of the Income Tax Law (Ordered Text in 2019).
The recognition of this update in a positive effect of Ps.10,992,428 in nominal values. This uncertain tax position was analyzed by the Company in light of the provisions of IFRIC 23. This treatment is based on the fact that the Company and its legal and professional advisors understand that it has strong arguments in light of current legislation and jurisprudence on the matter.
Regulatory Fines and Provisions

On 2023, the Company was notified of a fine imposed by the “Dirección Nacional de Defensa del Consumidor y Arbitraje de Consumo.” As a result, it established a provision which, as of December 31, 2024, amounted to Ps.1,342,800. Although the Company has filed a direct appeal in the administrative venue, with a subsidiary appeal to the Administrative Litigation Chamber, and believes it has solid grounds to overturn the imposition of such fine, the provision was established to account for a potential solve et repete scenario, in which the appeal is rejected on the grounds that the fine must first be paid.

Class Action Settlements

During the 2024 fiscal year, the Company utilized the provision established in 2023 for Ps.1,306,582 (Ps.600,000 at nominal values), related to a class action initiated by “Asociación de Protección de Consumidores del Mercado Común del Sur (Proconsumer)”. In this scenario, an agreement was signed with the plaintiff to settle the case. This agreement was ratified in March 2024 by the Civil and Commercial Court of First Instance No. 3, Secretariat No. 3 of Gualeguaychú. As a result, the committed actions contemplated under such settlement were carried out, and the court accredited the fulfillment of the agreement, officially concluding the class action with the mentioned association.

Furthermore, during the 2024 fiscal year, the Company established a provision for Ps 1,723,474 (Ps 1,200,000 at nominal values) for a class action initiated by the “Asociación por la Defensa de Usuarios y Consumidores (ADUC).” In this scenario, an agreement was signed with the plaintiff to settle the case. This agreement was ratified in September 2024 by the National Commercial Court of First Instance No. 9 of the Autonomous City of Buenos Aires. During the last quarter of 2024, the Company successfully carried out all planned actions contemplated under such settlement to comply with the agreement.

As of the end of the 2024 fiscal year, there are no pending class action claims that would require the registration of an additional provision.
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

Dividends
Grupo Financiero Galicia

As a holding company, our principal source of cash for paying dividends on our shares is the dividends or other intercompany transfers from our subsidiaries, primarily Banco Galicia. From late 2001 until 2010, our ability to distribute cash dividends to shareholders was materially and adversely affected by dividend restrictions included in Banco Galicia’s loan agreements in connection with its foreign debt restructuring, as well as certain BCRA regulations. These restrictions were lifted once the debt was fully repaid during fiscal year 2016, and in 2010, Banco Galicia obtained authorization to distribute its profits.

Until December 31, 2021, the ability to pay dividends by Banco Galicia and other institutions in the Argentine financial system remained restricted by the BCRA as part of the regulatory framework implemented during the COVID-19 pandemic. In December 2021, the BCRA issued Communication “A” 7421, authorizing financial institutions, ad referendum of the BCRA, to distribute for 2022 up to 20% of the results obtained during fiscal year 2021, in 12 equal, consecutive, monthly installments.

On April 7, 2022, the BCRA authorized Banco Galicia to pay a cash dividend of Ps. 18,016 million, to be paid in 12 equal, consecutive, monthly installments.

On December 15, 2022, by means of Communication “A” 7659, the BCRA once again restricted any distribution of earnings by financial institutions from January 1, 2023, to December 31, 2023.

On March 9, 2023, by means of Communication “A” 7719, the BCRA allowed financial institutions to distribute earnings from April 1, 2023, until December 31, 2023, for up to 40% of the amount that would have corresponded under applicable regulations, in six equal, monthly, and consecutive installments.

During 2023, for fiscal year 2022, Grupo Galicia paid total cash dividends of Ps.85.000 million dividend in five installments:

◦May, 2023: Ps.35,000 million (equivalent to Ps.166,888 million as of December 31, 2024), representing a dividend of 2,373.3768% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each,
◦June, 2023: Ps.12.500 million (equivalent to Ps.56,255 million as of December 31, 2024), representing a dividend of 847.6346% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each,
◦July, 2023: Ps.12.500 millions (equivalent to Ps.52,899 million as of December 31, 2024), representing a dividend of 847.6346% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each,
◦August, 2023: Ps.12.500 millions (equivalent to Ps.47,045 million as of December 31, 2024), representing a dividend of 847.6346% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each,
◦September, 2023: Ps.12.500 millions (equivalent to Ps.41,725 million as of December 31, 2024), representing a dividend of 847.6346% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each.

On March 21, 2024, the BCRA issued Communication “A” 7984, establishing that until December 2024, financial institutions with prior authorization under Section 6 of the “Distributions of Results” regulations, may distribute earnings of up to 60% in six equal, monthly, and consecutive installments.

On May 6, 2024, the BCRA authorized Banco Galicia to pay a cash dividend of Ps.255,000 million, to be paid in 3 equal, consecutive, monthly installments.

During 2024, for fiscal year 2023, Grupo Financiero Galicia paid total cash dividends of Ps.320,000 million in 4 installments:
◦May 2024: Ps.65,000 million (equivalent to Ps.82,340 million as of December 31, 2024), representing a dividend of 4,407.6997% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each, and Ps.140.261.065.758,04 million (equivalent to Ps.177,678 million as of December 31, 2024), representing a dividend of 9,511.2102% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each,
◦June 2024: Ps.146.118.827.755,82 million (equivalent to Ps.176,997 million as of December 31, 2024), representing a dividend of 9,908.4296% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each,
◦July 2024: Ps.152.806.782.631,30 million (equivalent to Ps.177,926 million as of December 31, 2024), representing a dividend of 10,361.9449% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each.

According to Grupo Financiero Galicia’s dividend policy and its financial condition for the fiscal year ended December 31, 2024, and given that most of the profits for fiscal years 2023 and 2024 corresponded to holdings income (with only a fraction constituent realized and liquid profits meeting the distributability criteria set forth in Section 68 of the Corporations Law), the Board of Directors proposed the following for consideration at the Shareholders’ Meeting to be held on April 29, 2025:

i.to distribute cash dividend or in-kind for an amount which, inflation-adjusted in accordance with Resolution 777/2018 of the Argentine Securities Exchange Commission, totals Ps. 88,000,000,000. This represents 5,478.5865% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1 each; and

ii.in view of the Company´s intention to distribute an additional cash dividend beyond the above-mentioned amount and contingent on receiving dividends from subsidiaries and the Company's financial condition, the Board of Directors proposed that it be delegated authority to disaffect Discretionary Reserves up to Ps. 300,000,000,000 (expressed in homogeneous currency at the time of payment, per BCRA´s regulations). Such amount may be distributed subject to liquidity conditions, the amount of dividends received from Grupo Galicia's subsidiaries, as a cash or in-kind dividend (valued at market price), or a combination thereof, in one or more installments.

For fiscal year 2022 and 2023, pursuant to the paragraph added below Article 25 of Law 23,966 (as amended by Law 25.585 and its subsequent amendments), Grupo Financiero Galicia withheld the applicable amounts in its role as substitute taxpayer of shareholders’ subject to the personal assets tax. Similarly, for fiscal year 2023, Grupo Financiero Galicia withheld the applicable 7% tax rate under Articles 97 and 193 of the Income Tax Law (as restated by Decree 824/2019 and its amendments), when applicable.

For more information on requirements for dividend distribution, see Item 4. “Information on the Company”-B. “Business Overview”— “Argentine Banking Regulation”— “Profit Distribution”.
Banco Galicia
On March 13, 2024, and April 3, 2024 Banco Galicia held two ordinary shareholders’ meetings, at which shareholders approved the partial use of the “Optional Reserve” for the subsequent distribution of cash dividends of up to Ps.255,000 million, expressed in homogeneous currency at the time of payment, payable in 6 installments. This distribution was authorized by the BCRA on May 6, 2024.
On April 23, 2025, Banco de Galicia y Buenos Aires S.A.U. held an Ordinary and Extraordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.300,000,000 (in December, 2024 currency), payable in 10 monthly and consecutive installments in homogeneous currency as of the date of each payment, subject to the prior approval of the BCRA and payable in the manner determined by said entity.
Naranja X
On April 16, 2025, Tarjetas Regionales S.A. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.65,000,000.
Sudamericana Holding
On April 23, 2024 Sudamericana held a shareholders’ meetings, at which was approved the payment of a cash dividend in the amount of Ps.6,200 million. No dividend distributions have been approved in relation to the results of fiscal year 2024.

Galicia Asset Management
On March 31, 2025, Galicia Asset Management S.A.U. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.48,820,000.
Galicia Securities
On April 16, 2024, Galicia Securities held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of US$10 million. No dividend distributions have been approved in relation to the results of fiscal year 2024.
Galicia Warrants
On March 18, 2025, Galicia Warrants held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.1.000 million.
B. Significant Changes
Since December 31, 2024, Grupo Financiero Galicia has experienced the following significant changes other than those already indicated in this report.
Irrevocable Capital Contributions
On January 24, 2025, Tarjetas Regionales made a capital contribution to Naranja Digital for the amount of Ps.24,800 million.
5,000On January 24, 2025, Grupo Financiero Galicia made a capital contribution in favor of its subsidiaries, Galicia Investments and Galicia Ventures, for the amount of US$5,000 and US$495,000, respectively.
Grupo Financiero Galicia’s Capital Increase
The Ordinary and Extraordinary Shareholders's Meetings of Grupo Financiero Galicia held on August 20, 2024 resolved to approve a capital increase to use the proceeds from the Pre-emptive Subscription Offer to make a total or partial payment of the HSBC loans, for the benefit of the Sellers under the Share Purchase Agreement entered into in connection with the Acquisition, and to meet the price adjustment obligations under the Share Purchase Agreement.
On February 13, 2025, 17,740,028 Class B ordinary shares were issued, with 1 vote per share and a nominal value of Ps,1 each, allowing Grupo Financiero Galicia to cancel the obligations to HSBC mentioned in the preceding paragraph.
Sudamericana Holding Capitalization
On February 13, 2025, an Extraordinary Shareholders' Meeting of Sudamericana Holding was held. As a result of such meeting, among other matters, the following resolutions were adopted:
•The capitalization of equity adjustments in the amount of Ps.76,496 thousand and the issuance of 76,495,766 ordinary, non-transferable registered shares, each with a nominal value of Ps.1 and entitled to 1 vote per share;
•The capitalization of a contribution of Ps.1,030 million made by Banco Galicia and the issuance of 2,838,832 new ordinary shares and recognition of a share premium in the amount of Ps.1,027,161.
GGAL Corporate Reorganizations
On February 3, 2025, the Boards of Directors of Banco Galicia, Galicia Más, Galicia Asset Management, Galicia Más Asset Management, Sudamericana Holding, GGAL Participaciones S.A.U. and Galicia Más Holdings resolved to initiate a series of corporate reorganizations (the “GGAL Corporate Reorganizations”) aimed at improving organizational structure, resource utilization and the overall efficiency and effectiveness of technical and administrative management after the Acquisition.

As part of the GGAL Corporate Reorganizations, Galicia Más Holdings will be dissolved without liquidation, and its assets transferred as follows (the “Galicia Más Holdings Spin-Off and Absorption”):
•To Banco Galicia: 99.985% of the shares in Galicia Más.
•To Galicia Asset Management: 56.439% of the shares in Galicia Más Asset Management.
•To Sudamericana Holding:
◦98% of the shares in GGAL Seguros S.A.
◦98% of the shares in GGAL Seguros de Retiro S.A.
◦100%, of the shares in GGAL Participaciones S.A.U.
Simultaneously, the following mergers by absorption will be carried out as part of the GGLA Corporate Reorganizations:
•Banco Galicia will absorb Galicia Más, which will be dissolved without liquidation, resulting in a single banking entity (the “Galicia Más Merger”).
•Galicia Asset Management will absorb Galicia Más Asset Management, which will be dissolved without liquidation, thus consolidating the business into a single entity (the “Galicia Más Asset Management Merger”).
•Sudamericana Holding will absorb GGAL Participaciones S.A.U., which will be dissolved without liquidation (the “GGAL Participaciones S.A.U. Merger”)
On April 23, 2025, the Ordinary and Extraordinary Shareholders' Meetings of all the involved entities approved the Corporate Reorganizations, establishing January 1, 2025, as the effective date for accounting and tax purposes. Furthermore, the Shareholders’ Meetings of Galicia Más, Galicia Más Asset Management, GGAL Participaciones S.A.U., and Galicia Más Holdings approved the dissolution without liquidation of these entities.
Debt Securities
On February 6, 2025, Banco Galicia issued and placed Class XXI Debt Security. The aforementioned issuance was made for an amount of Ps.79,786,900, maturing 12 months from the issuance date. Interest will be accrued at Tamar rate plus a 2.75% margin, to be paid quarterly.
On February 6, 2025, Banco Galicia issued and placed Class XXII Debt Security. The aforementioned issuance was made for an amount of US$73,823, maturing 6 months from the issuance date. Interest will be accrued at 4.15% margin, to be paid together with the full principal amount at maturity.
On March 10, 2025, Banco Galicia issued and placed Class XXIII Debt Security. The aforementioned issuance was made for an amount of US$69,887, maturing on Nov 28, 2025 . Interest will be accrued at 4.75% margin, to be paid together with the full principal amount at maturity.
On April 16, 2025, Naranja X approved the issuance of debt securities in one or more classes and/or series, under the frequent issuer regime, for a global nominal value of up to US$150,000.
Joint Venture Agreements
On February 25, 2025, Grupo Financiero Galicia and Banco Santander S.A. celebrated an agreement for the implementation of a joint venture in order to enhance the growth and expansion of Nera's business.
The joint venture companies are Agri Tech Investments Argentina S.A.U. (‘Nera Argentina’), Nera Paraguay S.A. and Nera Uruguay S.A. As a result of this agreement, it was decided to set up a holding company in Spain, which will control the joint venture companies, and in which Grupo Financiero Galicia and Banco Santander S.A. will share equal political and economic control.
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
Although companies may list all of their capital stock on the BYMA, in most cases the controlling shareholders retain the majority of a company’s capital stock. This results in only a relatively small percentages of most companies’ stock being available for active trading by the public on the BYMA. Even though individuals have historically constituted the largest group of investors in Argentina’s equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine mutual funds, by contrast, continue to have very low participation in the market. Although 79 companies had equity securities listed on the BYMA as of the date of this report, the 10 most traded stocks of the year accounted for 81.8% of the stock volume, a figure higher than the 77.6% of the year 2022. Our shares were the second most traded shares on the BYMA in 2024, accounting for a 21.25% of total trading volume, a increase from the 19.7% recorded during 2023.
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
Regarding corporate governance practices, the CNV has been issuing different rules aimed to strengthen the good practices in that field, emphasizing the principles established by the OECD and requiring a stronger commitment from the listing companies regarding the compliance with those practices.
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
Outstanding Capital Stock

Our total subscribed and paid-in share capital as of March 31, 2025, amounted to Ps.1.606.253.729, composed of class A shares and class B shares, each with a par value of Ps.1. The following table presents the number of our shares outstanding as of March 31, 2025, and the voting interest that the shares represent.

	March 31, 2025
Shares	Number of Shares	% of Capital Stock	% of Voting Rights
Class A Shares	281,221,650	17.51%	51.48%
Class B Shares	1,325,032,079	82.49%	48.52%
Total	1,606,253,729	100%	100%
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
On October 30, 2017, the Extraordinary General Meeting approved the issuance of simple, non-convertible, subordinated Negotiable Bonds, not publicly offered and privately placed, for a total nominal value of up to a maximum of US$100,000,000, maturing on October 30, 2027, at an annual interest rate of 5.25%. The original subscriber was HSBC Latin America Holdings (UK) Limited. As of December 6, 2024, the new creditor became Grupo Financiero Galicia.
During the 2024 fiscal year, Banco Galicia issued senior Class XVI notes due 2028 in an aggregate principal amount of US$325 million. The proceeds of this issuance were used to finance the Acquisition.
The pricing supplements for the issuances described above established certain negative covenants Banco Galicia must comply with for the benefit of the holders of such notes, which include, among others, restrictions on mergers, acquisitions or dispositions (subject to certain exceptions) and restrictions on the incurrence of additional debt which to date have been complied with.
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

    The pricing supplements for the green bond issuances described above established certain negative covenants that Banco Galicia must comply with for the benefit of the holders of such notes, These include, among others, restrictions on mergers, acquisitions or dispositions (subject to certain exceptions), as well as restrictions on the incurrence of additional debt, all of which have been complied with to date. In connection with the merger between Galicia Más Merger, Banco Galicia has obtained the corresponding waivers.
D. Exchange Controls
For a description of the exchange controls that would affect us or the holders of our securities, see Item 4. “Information on the Company—Government Regulation—Foreign Exchange Market”.
E. Taxation
The following is a summary of the principal Argentine and U.S. federal income tax consequences arising from the ownership and disposition of our class B shares and ADSs. This summary is based on Argentine and U.S. federal income tax laws, as well as the regulations as of the date of this annual report. Further, this summary is subject to any subsequent changes in laws and regulations that may come into effect after this date. Any change could apply retroactively and could affect the continued validity of this summary. This summary does not constitute legal advice or a legal opinion with respect to the transactions that the holders of our class B shares or ADSs may enter into. This summary is only a brief description of certain (but not all) aspects of the Argentine and U.S. federal income tax systems, as they relate to the ownership and disposition of our class B shares and ADSs. In addition, although the Company believes that the following summary is a reasonable interpretation of the current taxation rules and regulations, Grupo Galicia cannot assure that the applicable authorities or tribunals will agree with all, or any of the tax consequences outlined below. Currently, there is no tax treaty between the United States and Argentina.
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

On June 16, 2021, Law 27,630 was enacted, establishing a tiered tax rate structure for corporate entities regarding income tax. This structure consists of three brackets based on the level of accumulated net taxable income and applies to fiscal years beginning on or after January 1, 2021.

The new corporate tax rates under this framework for the fiscal period of 2024 are:

*Tax Rate (In pesos except otherwise indicated in percentages)
Net taxable profit		Flat Tax	More %	Taxation over the excess of the amount
Over Ps.	Up to the amount
—	34,703,523	—	25	—
34,703,523	347,035,231	8,675,881	30	34,703,523
347,035,231	Onward	102,375,393	35	347,035,231

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
Personal Assets Tax
Individuals domiciled and undivided estates located in Argentina or abroad will be subject to an annual tax in respect of assets located in Argentina and abroad. Applicable wealth tax rates and minimum non-taxable asset values for the general taxpayer regime were replaced with effect from fiscal year 2021 by Law No.27,667. The following chart reflects the scheme for fiscal year 2024:

Fiscal year	Tax rate	Exempt Minimum (Ps.)
2024	*	292,994,964.89

*Tax Rate (In Pesos except percentages)
Total Value of Assets		Flat Tax	More %	Taxation over the excess of the amount
Over Ps.	Up to the amount
—	40,107,214	—	0.50	—
40,107,214	86,898,963	200,536	0.75	40,107,214
86,898,963	240,643,283	551,474	1.00	86,898,963
240,643,283	Onward	2,088,917	1.25	240,643,283

In accordance with Chapter II of Title III of Law No. 27,743 on Mitigating and Significant Fiscal Measures, a tax benefit was established, among other provisions, for taxpayers who have fully complied with their tax obligations regarding the Personal Assets Tax for fiscal years 2020, 2021, and 2022. This benefit consists of a reduction in the tax rate for fiscal years 2023, 2024, and 2025.

The aforementioned benefit applies to taxpayers subject to the said tax, as well as to substitute taxpayers covered under the first paragraph of the article added after Article 25 of the tax law, provided they qualify as Micro, Small, and Medium-Sized Enterprises (MSMEs). To qualify as compliant taxpayers, the aforementioned individuals must not have regularized assets under the provisions of Title II of Law No. 27,743 and must have submitted and settled, if required, the Personal Assets Tax returns for fiscal years 2020, 2021, and 2022 before December 31, 2023.

Through Articles 41 and 42 of Decree No. 608, issued on July 11, 2024, the regulation of the tax rate reduction benefit was established for taxpayers and responsible parties who qualify as compliant under the terms of the aforementioned law. General Resolution 5535/2024 establishes the terms and conditions for accessing these tax benefits.

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
United States Federal Income Taxes
The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of class B shares or ADSs. This summary does not purport to address all the U.S. federal income tax considerations that may be relevant to a particular holder (including consequences under the Medicare tax on net investment income or the alternative minimum tax) or a decision to purchase, own or dispose of class B shares or ADSs. This summary applies only to beneficial owners of class B shares or ADSs that hold the class B shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not address tax consequences to all categories of investors, some of which (such as dealers or traders in securities or currencies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, banks and certain other financial institutions, insurance companies, persons that received class B shares or ADSs as compensation for the performance of services, persons owning (or deemed to own for U.S. federal income tax purposes) 10% or more (by voting power or value) of our shares, holders whose functional currency is not the Dollar, persons that hold the class B shares or ADSs as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction for U.S. federal income tax purposes, and individual retirement accounts and other tax deferred accounts) may be subject to special tax rules. This summary does not address tax consequences to holders who received class B shares pursuant to the Acquisition. This summary does not address the U.S. federal estate and gift tax consequences of the ownership and disposition of class B shares or ADSs. Moreover, the summary below does not address the U.S. state, local or non-U.S. income or other tax consequences of an investment in class B shares or ADSs, or any aspect of U.S. federal taxation other than income taxation.
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
If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds class B shares or ADSs, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences of owning and disposing of class B shares or ADSs.
Each prospective purchaser should consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of class B shares or ADSs.
Ownership of ADSs in General
In general, for U.S. federal income tax purposes, holders that are beneficial owners of ADSs will be treated as the beneficial owners of the class B shares represented by such ADSs.

The Internal Revenue Service (the “IRS”) has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, U.S. Holders should be aware that the discussion below regarding the availability of foreign tax credits for Argentine withholding tax on dividends paid with respect to Class B shares represented by ADSs could be affected by future action taken by the IRS. The rules relating to computing foreign tax credits and deducting foreign taxes are extremely complex, and U.S. Holders are urged to consult their tax advisors regarding the availability of foreign tax credits with respect to any Argentine income taxes withheld from a dividend on the class B shares or ADSs.
Taxation of Distributions
Subject to the discussion below under “Passive Foreign Investment Company Considerations”, for U.S. federal income tax purposes, the gross amount of distributions of cash with respect to the class B shares or ADSs (including any amounts withheld in respect of Argentine taxes) generally will, to the extent made from Grupo Financiero Galicia’s current or accumulated earnings and profits as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. To the extent that a distribution by Grupo Financiero Galicia exceeds the amount of its earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the class B shares or ADSs, and thereafter as capital gain. However, Grupo Financiero Galicia does not maintain calculations of its earnings and profits under U.S. federal income tax principles. U.S. Holders should therefore assume that any distribution by Grupo Financiero Galicia with respect to class B shares or ADSs will be reported as ordinary dividend income for U.S. federal income tax purposes. In general, cash dividends (including amounts withheld in respect of Argentine taxes) paid with respect to:
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
In addition, the U.S. Treasury Department has indicated that it continues to consider whether detailed information reporting guidance is necessary pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. However, no such detailed procedures have yet been issued and therefore Grupo Financiero Galicia is not certain that it will be able to comply with them. U.S. Holders should consult their tax advisors regarding the availability of the reduced rate discussed above with respect to qualified dividend income in light of their own particular circumstances.
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
Based on certain estimates of its gross income and gross assets (which estimates are inherently imprecise), the nature of its business, and reliance on the Active Bank Exception, Grupo Financiero Galicia believes that it was not a PFIC for the taxable year ended December 31, 2024. Grupo Financiero Galicia’s status in future years will depend on its assets and activities in those years. Grupo Financiero Galicia has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that Grupo Financiero Galicia will not be considered a PFIC for any taxable year. If Grupo Financiero Galicia were a PFIC, a U.S. Holder of class B shares or

ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.
If Grupo Financiero Galicia were a PFIC, a U.S. Holder of class B shares or ADSs could make a variety of elections that may alleviate certain of the adverse tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the class B shares or ADSs. U.S. Holders should consult their tax advisors regarding the tax consequences and filing requirements that would arise if Grupo Financiero Galicia were treated as a PFIC.
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
THE ABOVE SUMMARIES ARE NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF CLASS B SHARES OR ADSs. PROSPECTIVE HOLDERS SHOULD CONSULT AN INDEPENDENT TAX ADVISOR CONCERNING THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts.
Not applicable.
H. Documents on Display
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and its exhibits, may be inspected and printed or copied for a fee at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-

SEC-0330. These materials are also available on the SEC’s website at http://www.sec.gov. Material submitted by us can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006-1506.
I. Subsidiary Information
For a description of subsidiary information, see Item 4. “Information on the Company”—A.“History and Development of the Company” —“History”.
Item 11.    Quantitative and Qualitative Disclosures About Market Risk
A. General
Market risks faced by us arise from the fluctuations in interest rates and in foreign exchange rates. Our market risk primarily stems from the operations of Banco Galicia and Galicia Más as financial intermediaries. While our subsidiaries are also subject to market risk, to the extent of these risks is not significant and, therefore, not discussed in detail here. Policies regarding these risks are applied at the level of our operating subsidiaries.

In compliance with the BCRA’s regulations and based on the best practices and international standards, Banco Galicia and Galicia Más have a Risk Management Division responsible for identifying, monitoring and actively managing the various risks to which they are exposed, including credit, financial and operational risks. The objective of the Risk Management Division is to ensure that the board of directors of Banco Galicia and Galicia Mas are fully aware of the risks to which they are exposed.The Risk Management Division also creates and proposes the policies and procedures necessary to mitigate and control these risks.

The Risk Management Committee of Banco Galicia and Galicia Más, respectively, is composed of six members of the Board of Directors, the CEO and the managers of the Risk Management Division, the Planning Division and the Internal Audit Division, and is the highest corporate body to which the board delegates comprehensive risk management. This Committee has executive responsibility for defining and enforcing risk management policies, procedures and controls. These Risk Management Committees are also responsible for setting specific limits for exposure to each risk, approving temporary excesses over these limits when appropriate, and monitoring each risk position and compliance with policies.

See Item 6. “Directors, Senior Management and Employees”—“Functions of the Board of Directors of Banco Galicia and Galicia Más”. Liquidity management is discussed in Item 5 “Operating and Financial Review and Prospects”-.B.“Liquidity and Capital Resources”. Credit risk management is discussed in Item 4. “Information on the Company”—B.“Business Overview”- “Selected Statistical Information”—“Credit Review Process” and other sections under Item 4. “Information on the Company”—B.”Business Overview”- “Selected Statistical Information” describing Grupo Galicia’s financial instruments portfolio and financial instruments loss experience.

The following sections contain information on Banco Galicia’s and Galicia Más´ sensitivity to interest-rate risk and exchange-rate risk. These sections include forward-looking statements that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements.

B. Interest Rate Risk
A distinctive and natural characteristic of financial brokerage is the existence of interest-earning assets and interest-bearing liabilities with different maturities (or different rate repricing periods) and interest rates that can be fixed or variable. This situation leads to a gap or mismatch that arises from the balance sheet and measures the imbalance between fixed- and variable-rate assets and liabilities, resulting in the so-called interest-rate risk or balance sheet structural risk. A commercial bank can face interest rate risk on both sides of its balance sheet: with regard to the income generated by assets (loans and securities) and the expenses related to the interest-bearing liabilities (deposits and other sources of funds).

The policy currently in force defines this gap as the risk that the financial margin and the economic value of equity may vary as a consequence of fluctuations in market interest rates. The magnitude of such variation is associated with the sensitivity to interest rates of the asset and liability structure of both banking entities, Banco Galicia and Galicia Más.

To manage and limit the sensitivity of the economic value and results of Banco Galicia and Galicia Más with respect to variations in interest rates inherent to the structure of certain assets and liabilities, the following limits have been determined:
•    Limit on the Gross Brokerage Margin (“GBM”) for the first year: This limit helps control the potential impact on the financial margin due to interest rate changes within the first year. For further details, see item i) below
•    Limit on the net present value of assets and liabilities: This limit ensures that the overall economic value of the bank's assets and liabilities. remains stable despite fluctuations in interest rates. For further details, see item ii) below.

By adhering to these limits, Banco Galicia and Galicia Más aim to mitigate the risks associated with interest rate fluctuations and maintain financial stability.
i) Limit on the GBM for the First Year
The effect of interest rate fluctuations on the GBM for the first year is calculated using the methodology known as scenario simulation. On a monthly basis, the GBM for the first year is simulated in a base scenario and in a “+400 bps” scenario for Peso currency and “+200 bps” scenario for dollar currency. To prepare each scenario, different criteria are assumed regarding the sensitivity to interest rates of assets and liabilities, based on the historical performance observed for the different balance sheet items. The GBM for the first year in the “+400 bps” and “+200 bps” scenarios is compared to the GBM for the first year in the “base” scenario. The resulting difference is related to the annualized accounting GBM for the last calendar trailing quarter available, for Banco Galicia on a consolidated basis.

The limit on a potential loss was established at 12% of the GBM for the first year, as defined above. At fiscal year-end, the negative difference between the GBM for the first year corresponding to the “+400/200 bps” scenario and that corresponding to the “base” scenario accounted for -3.04% of the GBM for the first year.

The tables below show as of December 31, 2024 in absolute and percentage terms, the change in Banco Galicia’s consolidated GBM for the first year, as compared to the GBM of the “base” scenario corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 bps from those in the “base” scenario. Banco Galicia’s net portfolio is broken down into trading and non-trading. The trading net portfolio primarily represents securities issued by the Government.

Net Portfolio
	Gross Brokerage Margin (1)
	December 31, 2024
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	85,363	2.18%
150	63,880	1.63%
100	42,439	1.08%
50	21,038	0.54%
Static
(50)	(17,364)	(0.44)%
(100)	(36,954)	(0.94)%
(150)	(57,830)	(1.47)%
(200)	(79,472)	(2.03)%
(1)Net interest of the first year

Net Trading Portfolio
	Gross Brokerage Margin (1)
	December 31, 2024
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	(72,287)	(1.84)%
150	(54,099)	(1.38)%
100	(35,987)	(0.92)%
50	(17,951)	(0.46)%
Static
(50)	17,876	0.46%
(100)	35,687	0.91%
(150)	53,423	1.36%
(200)	71,089	1.81%
(1)Net interest of the first year

Net Non -Trading Portfolio
	Gross Brokerage Margin (1)
	December 31, 2024
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	157,650	4.02%
150	117,979	3.01%
100	78,426	2.00%
50	38,989	0.99%
Static
-50	(35,240)	(0.90)%
-100	(72,640)	(1.85)%
-150	(111,254)	(2.84)%
-200	(150,561)	(3.84)%
(1)Net interest of the first year
ii) Limit on the Net Present Value of Assets and Liabilities

The net present value of assets and liabilities is calculated on a monthly basis, taking into account the consolidated balance sheets of Banco Galicia and Galicia Más. The methodology used for calculating interest rate risk is based on the net present value of the underlying assets and liabilities.

The net present value of the consolidated assets and liabilities is calculated for a “base” scenario, where the listed securities portfolio is discounted using interest rates derived from yield curves based on the market yields of various reference bonds denominated in Pesos, foreign currency and adjusted by CER/UVA. Yield curves for unlisted assets and liabilities are also created using market interest rates. Additionally, the net present value of assets and liabilities is calculated for a “critical” scenario. This scenario is derived from a significant number of statistical simulations of historical interest rate data, representing the interest rate risk exposure presented by the balance sheet structure.

The economic capital is obtained from the difference between the “critical” scenario and the net present value of assets and liabilities in the “base” scenario, considering a 99.5% degree of accuracy.

The limit on interest rate risk exposure, expressed as the difference between the net present value of assets and liabilities in the “base” scenario and the “critical” scenario cannot exceed 15% of the consolidated Tier 1 capital. As of December 31, 2024, the “Value at Risk” was -5.70% of the Tier 1 capital.

C. Foreign Exchange Rate Risk
Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and Banco Galicia’s net financial income resulting from the revaluation of Banco Galicia’s assets and liabilities denominated in foreign currency. The impact of variations in the exchange rate on Banco Galicia’s net financial income depends on whether Banco Galicia has a net asset foreign currency position (the amount by which foreign currency denominated assets exceed foreign currency denominated liabilities) or a net liability foreign currency position (the amount by which foreign currency denominated liabilities exceed foreign currency denominated assets). In the first case an increase/decrease in the exchange rate results in a gain/loss, respectively. In the second case, an increase/decrease results in a loss/gain, respectively. Banco Galicia has established limits for its consolidated foreign currency mismatches for the asset and liability positions of 12% and + 30% of Banco Galicia’s RPC. At the end of the fiscal year 2024, Banco Galicia’s net asset position in foreign currency represented +4.5% (plus 4.5%).
As of December 31, 2024, Banco Galicia had a net assets foreign currency position of Ps.37,157 million (US$36 million) after adjusting its on-balance sheet net assets position of Ps.-129,433 million (US$-125.4 million) by net forward purchases of foreign currency without delivery of the underlying liability, for Ps.166,590 million (US$161.3 million), recorded off-balance sheet.
The table below show the effects of changes in the exchange rate of the Peso vis-à-vis the Dollar on the value of Banco Galicia’s foreign currency net asset position as of December 31, 2024. As of these dates, the breakdown of Banco Galicia’s foreign currency net asset position into trading and non-trading is not presented, as Banco Galicia’s foreign currency trading portfolio was not material.

	Value of Foreign Currency Net Position As of December 31,
	2024
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount	Absolute Variation	% Change
	(in millions of Pesos, except percentages)
40%	52,020	14,863	40
30%	48,304	11,147	30
20%	44,588	7,431	20
10%	40,873	3,716	10
Static (2)	37,157	—	—
-10%	33,441	(3,716)	(10)
-20%	29,726	(7,431)	(20)
-30%	26,010	(11,147)	(30)
-40%	22,294	(14,863)	(40)
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
The table below shows the composition of the Grupo Financiero Galicia’s Shareholders’ Equity as of December 31, 2024, by currency and type of adjustment:

	December 31, 2024
	Assets	Liabilities	Gap
	(in millions of Pesos)
Financial Assets and Liabilities	30,481,319	25,014,478	5,466,841
Pesos - Adjusted by UVA	2,971,565	160,295	2,811,270
Pesos - Unadjusted	17,858,885	15,185,632	2,673,253
Foreign Currency (1)	9,650,869	9,668,551	(17,682)
Other Assets and Liabilities	2,036,660	1,439,757	596,903
Total Gap	32,517,979	26,454,235	6,063,744
Adjusted for Forward Transactions Recorded in Memo Accounts
Financial Assets and Liabilities	30,481,319	25,014,478	5,466,841
Pesos - Adjusted by the UVA	2,971,565	160,295	2,811,270
Pesos - Unadjusted, Including Shareholders’ Equity (2)	16,881,196	14,041,354	2,839,842
Foreign Currency (1) (2)	10,628,558	10,812,829	(184,271)
Other Assets and Liabilities	2,036,660	1,439,757	596,903
Total Adjusted Gap	32,517,979	26,454,235	6,063,744
(1)In Pesos, at an exchange rate of Ps.808.4833 per US$1.
(2)Adjusted for forward sales and purchases of foreign exchange, without delivery of underlying assets and recorded in Memorandum Accounts.
As of December 31, 2024, considering the adjustments from forward transactions recorded under memorandum accounts, Grupo Financiero Galicia had net asset positions in foreign currency and Pesos adjusted and non-adjusted.
The paragraphs below describe the composition of the different currency mismatches of assets and liabilities as of December 31, 2024:
i) Assets and Liabilities Denominated in Foreign Currency
As of December 31, 2024, Grupo Financiero Galicia’s assets denominated in foreign currency were mainly comprised of the following:(i) Ps.5,915,544 million of cash and balances from the BCRA and correspondent banks; (ii) Ps.2,816,452 million for loans (principal plus interest) and other financing, including Ps.1,935 million for receivables for financial leases;(iv) Ps.124,768 million for other financial assets includes Ps.45,286 million for Prisma; and (iii) Ps.743,045 million for government and private securities, includes Ps.28,434 of Duals. (vi) Ps.36,422 million for assets pledged as collateral, including forward purchases of government securities.
The liabilities denominated in foreign currency consisted mainly of: (i) Ps.7,732,118 million for deposits (principal, interest and quotation differences); (ii) Ps.1,064,009 million for subordinated and non subordinated notes issued by Banco Galicia and Naranja X; (iii) Ps. 424,807 million for other financial liabilities, mainly collections on behalf of third parties and leasing; (iv) Ps.53,130 million recorded in “Other Non-financial Liabilities”. (v) Ps.347,517 million de liability for insurance contracts

A net liability position of Ps.17,682 million stemmed from the consolidated balance sheet. Furthermore, forward transactions in foreign currency without delivery of the underlying asset were recorded in memorandum accounts, which, in terms of their notional value, were equal to a net liability position of Ps.166,589 million. Therefore, as of that date, the net position in foreign currency adjusted to reflect these transactions was a net asset position of Ps.184,271 million, equivalent to US$178,5 million.
Grupo Financiero Galicia has set limits as regards foreign currency mismatches at +30% of the computable regulatory capital (RPC) for the Bank's net liability position. At the fiscal year-end, Banco Galicia’s net liability position in foreign currency represented -6.3% of its RPC.
ii) Non-Adjusted Peso-Denominated Assets and Liabilities
Grupo Financiero Galicia’s non-adjusted Peso-denominated assets at December 31, 2024 were mainly comprised of the following: (i) Ps. 10,904,639 million for loans (principal plus interest, net of allowances) including Ps.29,011 million for receivables from financial leases and Ps.38,657 million for miscellaneous receivables; (ii) Ps 2.981,411 million for the holding of government and private securities, including Ps.48,344 million for BOTE 2027; (iv) Ps. 1,299,594 million for cash and balances held at the BCRA and correspondent banks (including the balance of escrow accounts); (iii) Ps1,571,664 million for “Other Financial Asset; (v) Ps. 85,594 million of insurance and reaseguro contracts and
Grupo Financiero Galicia’s non-adjusted Peso-denominated liabilities at December 31, 2024 were mainly comprised of the following: (i) Ps.10,741,917 million for deposits (principal plus interest); (ii) Ps.2,443,246 million for liabilities payable to stores, credit card transactions of Banco Galicia and Tarjeta Naranja (vii) Ps.211,612 million for notes issued by Banco Galicia and Naranja X; (iii) Ps.561,087 million for other financial liabilities; (iv) Ps.403,815 million for debt incurred with local financial institutions and; (vii) Ps.107,957 million for amounts payable for future transactions and transactions pending settlement of government securities and foreign currency. i
The net asset position in non-adjusted Peso-denominated assets and liabilities was Ps.2,839,842 million on December 31, 2024.
iii) Peso-Denominated Assets and Liabilities Adjusted by UVA
At December 31, 2024, the net asset position amounted to Ps. 2,811,270 million, which is primarily comprised of Ps 2,264,899 millon for the holding of government securities, Ps.632,254 million for loans, mainly UVA mortgage loans and Ps.74,412 million for miscellaneous receivables.
With respect to liabilities, Ps.101,288 million was related to UVA-adjusted time deposits and Ps.59,007 million related to balances of the unemployment fund of construction workers.
iv) Other Assets and Liabilities
As of December 31, 2024, “Other Assets—Liabilities” mainly included the following:(i) property, plant and equipment, miscellaneous and intangible assets for Ps.1,358,662 million; (ii) miscellaneous receivables for Ps.408,229 million; and (iii) Ps.255,243 million recorded in “Other Non-financial assets”.
As of December 31, 2024, liabilities mainly included the following: (i) Ps.719,491 million recorded in “Other Non-financial Liabilities”; (ii) Ps.297,958 million for current income tax liabilities; and (iii) Ps.422,308 million for provisions for other contingencies.
E. Market Risk
The exposure of portfolios consisting of listed financial instruments, whose values vary according to the movements in their market prices, is subject to a specific policy framework. This framework regulates the risk of incurring a loss due to variations in the market price of financial assets whose values are subject to negotiation.

Brokerage transactions and/or investments in government securities, currencies, notes, derivative products and debt instruments issued by the BCRA are governed by the policy that limits the maximum tolerable losses in a given fiscal year.

To gauge and monitor this source of risk, the Value at Risk (VaR) model, among others, is used. Banco Galicia measures risk by means of a parametric VaR model, assuming that returns follow a multivariate normal distribution. This model determines on an intra-daily basis the potential losses that could be generated for Banco Galicia individually according to its portfolio, under certain parameters. Similarly, in the case of Galicia Mas, the Value at Risk (VaR) model is calculated through historical simulation. This model provides the expected loss in the bank's returns with a 99% confidence level.

The parameters considered are as follows:

(i) Confidence level: A 99% confidence level is used for the VaR model analysis.
(ii) Holding Periods: Holding periods of one day and “n” days, where “n” is defined as the number of days necessary to settle the position in each security.
(iii) Volatilities: Volatilities are calculated as the standard deviation of returns in the available trading days. If there are new issuances, or if there are not enough trading days or quotations, the volatility of bonds from domestic issuers with similar risk and characteristics are used.

Banco Galicia’s and Galicia Mas´ policy requires that the Risk Management and Treasury Divisions agree on the parameters under which the models operate. The policy also establishes the maximum losses authorized for equity securities, foreign-currency, BCRA’s debt instruments and derivative products in a fiscal year. Maximum losses were established in:

Risk	Policy on Limits
(in millions of Pesos)
Total risk (currency + fixed-income instruments + interest rate derivatives)	64,528

Furthermore, the policy includes the regular undertaking of stress tests, with the goal to assess the risk positions and their results under adverse market conditions. Finally, “contingency plans” were designed for each transaction, which include the actions to be implemented in a critical scenario.
F. Cross-Border Risk
Cross-border risk represents the risk of incurring equity losses due to the impairment or failure to collect on foreign credit exposures (loans, securities holdings, equity investments, and cash) abroad. This risk includes exposures arising from transactions with public or private counterparties domiciled outside of Argentina.

To regulate risk exposures in international jurisdictions, limits were established based on the jurisdiction’s credit rating, the type of transaction, and the maximum acceptable exposure for each counterparty.

Banco Galicia and Galicia Más have defined their policy by setting maximum exposure limits, measured as a percentage of their RPC (Regulatory Capital), and considering whether the counterparty is deemed investment grade:

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
G. Overseas Foreign Currency Transfer Risk

With a view towards mitigating the risk resulting from potential changes in domestic laws that may affect overseas foreign currency transfers and to meet incurred liabilities, a policy was devised to set a limit for liabilities transferred abroad, as a proportion to total consolidated liabilities. This ratio was fixed at 15%.

As of December 31, 2024, such exposure was 6.61% of total liabilities.
H. Risk Exposures in the Non-Financial Public Sector
The BCRA imposes restrictions on financing for the non-financial public sector and establishes limits regarding the agencies that can be aided, the types of permitted loans and maximum amounts that can be granted. These maximum amounts are set based on Banco Galicia and Galicia Mas' RPC (Regulatory Capital).

Banco Galicia y Galicia Mas provide two types of financial assistance to this sector:
(i) Assistance through the issuance of government securities: this involves purchasing or underwriting government-issued securities; and
(ii) Direct assistance: this includes loans, leasing, corporate securities, discounted notes, overdrafts, guarantees granted, foreign trade transactions, payroll loans, credit cards, and other financial products.

Risk exposures on loans granted to the non-financial public sector in national, provincial and municipal jurisdictions are governed by a specific policy. This policy applies to agencies within these jurisdictions, decentralized entities, companies and trust funds with underlying cash flows from the non-financial public sector.
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
Grupo Financiero Galicia received a payment of US$204,234 for fiscal year 2024, US$190,087 for fiscal year 2023 and US$286,792 for fiscal 2022 in relation to continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses for filing annual and interim financial reports, relevant information reports, processing dividend distribution, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, and telephone and conference calls), accounting fees and legal fees.
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
We expect to receive a similar reimbursement from the depositary for expenses for the fiscal year ending December 31, 2025, to the one we received for the fiscal year ended December 31, 2024 and 2023.

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
(a) Disclosure Controls and Procedures.
We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act of 1934, as of December 31, 2024). We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with or submit to the SEC under the Exchange Act, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and is communicated to our management, including our Chief Executive Officer and Chief Financial and Compliance Officer, as appropriate, to allow timely decisions regarding the required disclosure. Our Chief Executive Officer and Chief Financial and Compliance Officer concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to provide reasonable assurance of their reliability. Notwithstanding the effectiveness of our disclosure controls and procedures, these disclosure controls and procedures cannot provide absolute assurance of achieving their objectives because of their inherent limitations. Disclosure controls and procedures are processes that involve human diligence and compliance and are subject to error in judgment. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by our disclosure controls and procedures.
(b) Management’s Annual Report on Internal Control over Financial Reporting.
1)Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us and our consolidated subsidiaries. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Internal control over financial reporting includes those policies and procedures that:
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
As allowed under SEC guidance, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. As such, our management’s assessment of internal control over financial reporting excluded the internal control activities of GGAL Holdings S.A. and its subsidiaries, which were acquired on December 6, 2024. We have included the financial results of these in the consolidated financial statements from the date of acquisition.

These entities represented approximately 19%, 26% and 1% of our total assets, our shareholders’ equity and our net income from interest respectively, as of December 31, 2024.
2)Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework 2013 issued by the COSO.
3)Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2024.
4)The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.
(c) Attestation Report of the Registered Public Accounting Firm. See Item 18. “Financial Statements–Report of the Independent Registered Public Accounting Firm” for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.
(d) Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2024.
During the period covered by this report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A.    Audit Committee Financial Expert
Mr. Miguel Maxwell was the financial expert serving on our Audit Committee for fiscal year ended December 31, 2024 For more information about Mr. Maxwell, please see Item 6. “Directors, Senior Management and Employees”- “Our Board of Directors”.
Item 16B.    Code of Ethics
We have adopted a code of ethics (for Grupo Financiero Galicia and its main subsidiaries) in accordance with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. During fiscal year 2019, in lieu of the new corporate governance requirements introduced by the CNV, the Company adopted a new Code of Ethics. In fiscal year 2021, we modified our Code of Ethics to introduce a new Ethical line managed by KPMG, that is now assisting the company to receive and manage eventual complaints and/or any irregular circumstance. Additionally, we did not grant any waivers to our code of ethics during the fiscal year ended December 31, 2024. In June 2009, we adopted a Code of Best Practices in Corporate Governance in accordance with Argentine legal requirements. During fiscal year 2019, the CNV issued Rule No. 797/2019 (modifying Rule No. 606 and the previous 516) which established new standards for the filing of the Code of Good Practices in Corporate Governance that received some minor modifications for fiscal year 2022, 2023 and 2024 in lieu of some improvements introduced. Our Code of Ethics and our Code of Corporate governance are attached hereto as Exhibits 11.1 and 11.2.
Item 16C.    Principal Accountant Fees and Services
The following table sets forth the total amount billed to us by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2024, and 2023.

	2024	2023
	(in thousands of Pesos)
Audit Fees	3,458,845	2,012,200
Audit Related Fees	566,130	284,946
Tax Fees	584,157	493,385
All Other Fees	—	979
Total	4,609,132	2,791,510
Audit Fees

Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and IFRS requirements for the fiscal years ended December 31, 2024 and December 31, 2023.
Audit-Related Fees
Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in 2024 and 2023.
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

Grupo Financiero Galicia, through its member companies, has access to a large amount of confidential information. Therefore, criminal and illicit activities occurring in cyberspace represent a significant threat that, if materialized, could cause economic damages and reputational harm, negatively impacting the results of current and future operations.

The cyber risks that Grupo Financiero Galicia's companies face daily are related, among others, to the illegitimate appropriation of digital identities, transactional fraud, data hijacking, information leakage and advanced persistent threats that aim to negatively affect the availability and integrity of the technological services provided to each of the customers.
Cybersecurity Strategy
In accordance with the size, industry and complexity of their operations, the companies that make up Grupo Financiero Galicia have a cybersecurity strategy designed based on the following strategic axes, with the purpose of guaranteeing the confidentiality, integrity and availability of their technological assets:
Strategic defense pillars
The following is a description of nine strategic defense pillars and their conceptual processes, which cover aspects related to technology, data protection, classification of information and assets, management of their associated risks, detection of events that may give rise to cyber incidents and security measures aimed at protecting processes. All of these are designed to ensure the rendering of services and contain the impact of possible security events.

The nine pillars detailed below, as well as the additional strategic aspects, are mainly focused on Banco Galicia; however, the rest of the Grupo Financiero Galicia´ companies are aligned with the concepts described below.

1.Cybersecurity Technology Infrastructure

◦Network Security Solutions: Various network security solutions are implemented, such as firewalls, intrusion detection systems (IDS) and data loss detection systems (DLP).
◦Encrypted Communications: Communications are encrypted to protect data and transmissions, both within the corporate network and in connectivity with mobile devices.
◦Security Event Monitoring: A security event monitoring and logging system (SIEM) is also in place to detect and respond quickly to potential security incidents.

2.     Data and Information Protection

◦Identification of Sensitive Data: A mechanism is in place for the identification of sensitive data, which establishes guidelines and directives for selecting the data to be protected. This document serves as an internal guide to identify the information that needs protection, primarily focusing on business, client data, and its protection.
◦Identity and access management (IAM): An IAM system ensures that users have the appropriate permissions and that access is limited to necessary resources.
◦Principle of Least Privilege: The concept of least privilege is encouraged, promoting access only to the resources necessary to carry out assigned tasks.
◦Regular Audits: Regular audits of access and privileges are conducted to ensure that user accounts and access rights remain appropriate.

3.     Classification of information and assets

•Asset and Information Classification: Asset protection and cyber defense are crucial components of our cybersecurity strategy. Effective measures to protect data and information are established through asset and information classification processes. These processes help in identifying and categorizing assets based on their sensivity and criticality.
•Crown Jewels Security: With a strategic view, we focus on securing assets considered “Crown Jewels.” This includes implementing special controls, managing weaknesses, and addressing associated risks. Detailed information can be found in the corresponding documentation regarding asset classification, information classification and Crown Jewels protection.

By adhering to these measures, we ensure the confidentiality, integrity, and availability of our critical assets and information.

4.     Risk Management

A Technological Risk Management Methodology is in place, which includes Cybersecurity Risks aligned with the organization's risk appetite.

The management of these risks involves presenting their exposure in various committees, reporting findings at the highest level and leveraging different actions such as prioritizing issues, resolving weaknesses, and early identification of cybersecurity risk situations.

This methodology allows us to:
•Comprehensive Risk Assessment: Conduct a thorough information security risk assessment, including a review of Crown Jewels assets, vulnerabilities and potential threats.
•Ongoing Risk Management Process: Develop a continous risk management process that includes the identification, assessment, mitigation and monitoring of progress.
•Timely Strategic Decisions: Make strategic decisions related to cybersecurity in a timely manner.
•Prioritization of Investments: Prioritize assets for investments or improvements to cyber processes.

5.     Monitoring and Incident Detection

There are two SOC (Security Operations Center); one external (operating 24/7) and one internal. Their mission is to ensure that potential cybersecurity incidents are properly managed, identified, analyzed, defended, reported and investigated.

To achieve this, we have the following resources at our disposal:

•Security Monitoring and Event Logging (SIEM) System: This system is used to quickly detect and respond to security incidents.
•Anomaly and Unusual Behavior Detection: Tools and processes are in place to identify suspicious activity on the network and systems.
•Data Loss Prevention (DLP) Solution: The SOC serves as the first level of detection, while the Security Governance team provides a second level of analysis and monitoring.
•Trained Incident Response Team: A team of knowledgeable and trained collaborators is available to handle in incident response aspects.
•Clear Procedures and Playbooks: Well-defined procedures and playbooks are established for cybersecurity incident management and response.

6.     Security Measures destinated to protection

The Information Security Management has implemented various measures framed within the Asset Protection Strategy.

This strategy focuses on a layered security model, encompassing Cloud, Perimeter, Network, Operating Systems, Applications and Data, all under the premise of user Awareness and Training.

Grupo Financiero Galicia aims to defend against threats by implementing an asset protection and cyber defense strategy, safeguarding confidential information and preserving the availability of assets.

The following solutions and actions support this strategy:

•Identity Management System (IAM): Manages user access to systems and resources.
•Multi-Factor Authentication (MFA): Adds an additional layer of security for user authentication when required.
•Least Privilege Granting: Regularly reviews access rights to ensure that users have the necessary permissions to perform their tasks.
•Security Policies, Rules, Procedures, and Standards: Establishes a comprehensive framework for security practices.
•User Authentication Processes and Policies: Ensures secure access to systems and data.
•Security Software Patches and Updates: Manages the timely application of security patches and updates.
•Awareness and Training Plan: Provides cybersecurity training to employees and customers.
•Data and Information Protection Focus: Ensures the confidentiality and integrity of data.
•Phishing and Fake Profile Detection: Implements processes to detect phishing attacks and fake profiles on social networks.
•Incident response and recovery.
◦Documentation and Response Process: Includes detection, reporting, and response procedures..
◦Skilled and Trained Professionals: Ensures a capable incident response team.
◦Periodic Response Drills: Tests the effectiveness of the incident response plan and improves recovery processes.
•Ongoing maintenance and updating Regular Reviews of Cybersecurity Strategy: Adapts to new threats and current technologies.
◦Updates on Best Practices and Regulations: Ensures compliance with information security standards.
◦Collaboration with other organizations: shares experiences and information on market situations.
•The Security Posture Assessment.
◦Comprehensive Assessment: Identifies vulnerabilities, threats and potential risks.
◦Evaluation of IT Infrastructure: Determines improvements for authentication and authorization.
◦Investment in Technology: Ensures security and ease of access for remote work.
•Infrastructure and Network Protection
◦Protection Measures: Includes WAF, Firewalls and configuration monitoring, maintained by specialists and suppliers.
◦Intrusion Detection and Prevention Systems (IDS/IPS): Monitors and analyzes network traffic for malicious activity.
◦Network Segmentation: Limits the propagation of potential attacks and protects critical systems.
•Protection of Digital Assets
◦World-Class EDR Antivirus and Antimalware Solutions: Detects and eliminates malicious software on PCs and servers.
◦Encryption and Customization Solutions: Secures mobile devices, including notebooks, in case of loss or theft.
◦Data Encryption Solutions: Protects the confidentiality of stored and transmitted data.
◦Regular Backups: Ensures data availability and recovery.
•Vulnerability Management
◦Detection Processes: Identifies vulnerabilities and promotes the application of security patches and updates.

◦Global-Level Vulnerability Scanning Tools: Identifies weak points in the infrastructure and applies corrective measures.
◦Risk Detection and Reporting: Addresses risks related to vulnerabilities and security updates.

7.    Data Security Awareness, Education and Training

•Annual Cybersecurity Awareness Plan: We have an annual cybersecurity awareness (CC) plan in place.
•General and Specific Training: We offer various training programs, both general and specific through our automated coaching solutions.
•Employee Monitoring: We monitor the actions of our employees concerning the protection of our client's data, using opportunities to include training in specific situations.
•Orientation for New Employees: We conduct talks for new employees, emphasizing security best practices and the detection of social engineering attacks, among other topics.
•Promoting a Culture of Information Security: We promote a culture of information security within the organization, targeting both employees (in collaborating with HR) and customers. This is done in joint efforts with the marketing team.
•Mandatory Documentation: All employees must sign a series of documents aimed at education and the proper and correct use of resources and their associated data.

8.    Cyber resilience and business continuity

•A dedicated team and an incident response plan are in place to mitigate and recover assets affected by cyberattacks or unavailability situations.
•The cybersecurity team has a defined scheme of systems and a minimum number of personnel required to provide service during unavailability situations.
•Scheduled simulation tests are conducted regularly.

9.    Budget

The budget is a fundamental element, focused on maintaining investment and expense values in accordance with the needs inherent to cybersecurity. It also supports the business's needs while ensuring alignment with the overall systems management budget.
Other strengthening aspects related to Cybersecurity operation
In line with management needs, other strategic aspects leverage the aforementioned processes. The following are measures implemented:

•Analysis of Transactional Behavior and Fraud Prevention: Transactional monitoring for fraud prevention based on the analysis of user behavior patterns.
•Collaboration with External Experts: Continuous support from third-party experts is sought to strengthen cybersecurity solutions and processes.
•Third-Party Risk Management (Including Supply Chain): This is designed to identify, prevent and mitigate risks arising from commercial and strategic links, as well as alliances maintained by Grupo Financiero Galicia.
•Security in the Software Development Life Cycle: Active participation in the software development process focused on agile methodologies, ensures the use of security standards through world-class market solutions.
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
Committees related to supervision
The companies within Grupo Galicia, depending on their size, have their respective Oversight Committees, to which cyber threats are reported if detected. This reporting is conducted by the cybersecurity team of each company. Specifically, Banco Galicia, Sudamericana Holding, and Naranja X have distinct committees to report and address risks arising from cyber threats.

These risks are monitored through direct communication with management and regular committee meetings.

The existing committees are detailed below, along with their functions and the roles and expertise of their members.
Banco Galicia
Cybersecurity and Fraud Prevention Committee.
Committee Functions:
•Promote Strategic Projects and Information Security Initiatives: Drive strategic projects and initiatives focused on enhancing information security at Banco Galicia.
•Promote Strategic Projects and Fraud Prevention Initiatives: Lead strategic projects and initiatives aimed at preventing fraud at Banco Galicia.
•Approve Related Strategic and Management Plans: Review and approve strategic and management plans related to information security and fraud prevention.
•Coordinate Decisions Related to Policies and Regulations: Make coordinated decisions regarding policies, regulations, specific security and fraud risk analyses, and service continuity plans.
•Monitor Significant Changes and Assess Risk Status: Oversee significant changes and evaluate the status of risks affecting Banco Galicia's information resources from internal and external threats related to the aforementioned topics.
Committee members.
The members of the Cybersecurity and Fraud Prevention Committee are:
•Board of Directors: Mrs. María Elena Casasnovas
•Board of Directors: Mr. Gastón Bourdieu
•Board of Directors: Mr. Miguel A. Peña
•Risk Manager: Ezequiel Valls
•Product and Technology Manager: Marcela Fernie
•Assets Laundering Prevention Manager: Teresa del Carmen Piraino
•Internal Audit Manager: Claudio Scarso
•Information Security and Fraud Prevention Manager: Pedro Adamovic

Operational and Technology Risk Committee.
Committee Functions:
•Communicate Operational, IT, and Business Continuity Risks: Inform committee members about the main operational, IT, and business continuity risks,and their consequences, and the planned mitigating measures.
•Monitor Control Weaknesses: Oversee control weaknesses detected in business processes.

•Analyze and Recommend Mitigation Actions: Evaluate and suggest actions to mitigate high risks.
•Approve or Reject Risk Assumption Decisions: Approve or reject the decision of the owner of an operational or IT risk to assume the risk, with the corresponding justification or action plan.
•Validate and Approve Risk Management Changes: Validate and approve changes to the risk management structure, policy, and/or procedures.
•Validate and Approve ITS Analysis Methodology Changes: Validate and approve changes to the analysis methodology for Information Technology Services (ITS) provided by third parties, along with their framework and status.
Committee Members.
The members of the Operational and Technological Risk Committee are:
•Risk Manager: Ezequiel Valls
•Product and Technology Manager: Marcela Fernie
•Internal Audit Manager: Fernando Lapajne
•Legal Counsel Manager: Esteban Tresserras
•Compliance Manager: Maria Cecilia Auferil
•Information Security and Fraud Prevention Manager: Pedro Adamovic
•Assets Laundering Prevention Manager: Teresa del Carmen Piraino

Relevant experience of the Committee members.

Ms. Casasnovas: See “Item 6. Director, Senior Management and Employees— A. Directors ans Senior Management—Board of Directors of Banco Galicia”.

Mr. Bourdieu: See “Item 6. Director, Senior Management and Employees— A. Directors ans Senior Management—Board of Directors of Banco Galicia”.

Mr. Peña: See “Item 6. Director, Senior Management and Employees— A. Directors ans Senior Management—Board of Directors of Banco Galicia”.

Mr. Valls: See “Item 6. Director, Senior Management and Employees— A. Directors ans Senior Management—Grupo Galicia’s Executive Officers”.

Ms. Fernie: See “Item 6. Director, Senior Management and Employees— A. Directors ans Senior Management—Banco Galicia’s Executive Officers”.

Ms. Piraino: See “Item 6. Director, Senior Management and Employees— A. Directors ans Senior Management—Banco Galicia’s Executive Officers”.

Mr. Fernando Lapajne: See “Item 6. Director, Senior Management and Employees— A. Directors ans Senior Management—Banco Galicia’s Executive Officers”.

Mr. Esteban Tresserras obtained a degree in law from the University of Buenos Aires and has a Postgraduate Degree in business administration from the Torcuato Di Tella University

Ms. Maria Cecilia Auferil obteined degree in law from the University of Buenos Aires. She completed a post gradued degree in AML and Financial Crime Prevention from University of Buenos Aires. She obteined a certification in ethics and anti bribery and corruption in University UCEMA. She has been asociated with Banco Galicia since 2012.

Mr. Pedro Adamovic obtained a degree in Computer Systems Engineering from Computer Technology at the Open Interamerican University. He has been working at the Bank since 2019.
Naranja X.
Information Security and Technology Committee.
Committee Functions:

•Ensure Compliance with Policies and Objectives: Ensure adherence to the policies and objectives set by the management applicable to the topics within its scope, through periodic reviews.
•Monitor IT Environment Functionality: Oversee the proper functioning of the Information Technology environment and contribute to improving its effectiveness.
•Annual Systems and Technology Plan: Discuss and submit the Annual Systems and Technology Plan to the Board of Directors of Naranja X, provide opinions regarding its nature, scope, and timing, and periodically evaluate it by reviewing its degree of compliance.
•Analyze Risk Exposure: Analyze the evolution of Naranja X's systems and technology risk exposure, as well as the mitigation action plans that are in the process of implementation.
•Support Business Continuity: Provide the Contingency Team Leader with the necessary support to ensure business continuity in the event of a contingency.
•Monitor Information Security Environment: Oversee the proper functioning of the Information Security environment.
•Improve Internal Security Control: Contribute to enhancing the effectiveness of Naranja X's internal security control.
•Evaluate Information Security Plan Compliance: Evaluate and review compliance with the Information Security Plan.
•Verify Compliance with Information Asset Provisions: Ensure proper compliance with the provisions related to information assets, as contained in the regulations of the BCRA and other oversight and collection agencies with jurisdiction and authority over Naranja X.
•Monitor Corrective Measures Implementation: Continuously monitor the implementation of corrective measures linked to detected weaknesses and opportunities for improvement.
Committee Members.
The members of the Information Security and Technology Committee are:
•Board of Directors: Miguel Ángel Peña
•General Manager: Pablo Hernan Caputto
•Senior Technology Manager: Gonzalo Martin Ozan
•Senior Information Security Manager: Oscar Martin Gutierrez
•Senior Risk Manager: Mariano Omar Tittarelli
•Technology, Operational, and AML Risk Manager: Jose Domenech
•Senior Legal & Compliance Manager: Valeria Mon
Relevant experience of the Committeee members:
Mr. Peña: See “Item 6. Director, Senior Management and Employees— A. Directors ans Senior Management—Board of Directors of Banco Galicia”.

Mr. Pablo Caputto obtained a Bachelor of Applied Science (B.A.Sc.) in Accounting from the University of Buenos Aires. He completed a postgraduate Master's degree in Finance at Torcuato Di Tella University.

Mr. Gonzalo Martin Ozan obtained a degree in Information Systems Engineer from the National Technological University. He completed a postgraduate program in Master of Business Administration (MBA) at the Catholic University of Cordoba.

Mr. Oscar Martin Gutierrez obtained a degree in Information Systems Engineering from the National Technological University.

Mr. Mariano Omar Tittarelli obtained a Bachelor's degree in Economics from Torcuato Di Tella University. He completed a postgraduate Master's degree in Finance at Torcuato Di Tella University.

Mr. Jose Domenech obtained a Bachelor's degree in Systems Analysis from the Catholic University of La Plata. He completed a postgraduate program in Master in Business Administration (MBA).

Ms. Valeria Mon obtained a degree in Law from the Pontifical Catholic University of Argentina.
Sudamericana Holding.

Comprehensive Risk Management Committee.
Committee Functions:
•Approve the Risk Appetite Statement: Validate the definition of risk appetite and tolerance limits and establish thresholds.
•Monitor Risk Profile Evolution: Constantly monitor the evolution of SUHO's risk profile, establishing necessary corrective measures in accordance with the defined risk appetite and tolerance limits. The Risk team will facilitate this monitoring, by sharing a monthly report.
•Evaluate New Products: Be aware of new products launched on the market and analyze the risks arising from their implementation.
•Communicate Corporate Risk Culture: Define and monitor strategies to communicate the corporate risk culture.
Committee Members.
The members of the Comprehensive Risk Management Committee are:
•General Manager: Gerónimo Fresco
•Administration and Finance Manager: Maria Eugenia Millan
•Legal Manager: Julian Borrelli
•Internal Audit Manager: Carolina Ponteriero
•Technology Manager: Martin Kasañetz
•Head of Risk: Diego Mazzeo

Relevant experience of the Committee members:

Mr. Geronimo Fresco holds a degree in Economics from UADE, and completed a PDD at the Universidad Austral. He has been part of the Galicia Financial Group for more than 20 years. In 2023, he joined Galicia Seguros as Strategy and Integration Manager as part of the acquisition of Seguros Sura by the Galicia Financial Group.

Ms. Maria Eugenia Millan is an actuary who graduated from the University of Buenos Aires, with a Master of Business Administration from the University of San Andrés. She also completed a postgraduate degree in Finance specializing in Capital Markets at the Buenos Aires Stock Exchange. She has over 20 years of experience in the insurance industry and has been with Galicia Seguros for more than 4 years. She currently holds the position of Director and Manager of Administration and Finance. Additionally, she serves as the Deputy Compliance Officer in matters of Anti-Money Laundering and Terrorist Financing before the Financial Intelligence Unit.

Mr. Julian Borrelli has been part of the Galicia Más team since 2018, and his current role was Associate General Counsel. He is a lawyer, having graduated with honors from the Catholic University of Argentina (UCA), and has completed several postgraduate degrees in corporate legal advice. He has extensive experience in insurance and a business acumen.

Ms. Carolina Pontoriero previously served as Head of AML and AML Risk Strategy at Galicia Más. She holds a degree in Industrial Organization and has extensive experience and expertise in related fields.

Mr. Martin Kasañetz is a Systems Analyst who joined Galicia Seguros in July 2022. In his career, he has held positions as Deputy Manager, Head of Programming and Development, Project Leader, and System Analyst. He has worked at the German Hospital, Mapfre, and La Caja. Since 2022, he has been leading the Technology Department.

Mr. Diego Mazzeo is an actuary in Economics from the University of Buenos Aires and has 18 years of experience in the insurance industry. He joined Galicia Seguros at the end of 2023, following the acquisition of Seguros Sura.

Other Companies within Grupo Galicia.

For the rest of the companies in Grupo Financiero Galicia, senior management or the Board of Directors remains informed. Each company has at least one executive committee focused on cybersecurity and cyber risks. Additionally, Banco Galicia provides advice to the rest of the companies when required. Likewise, the Chief Information Security

Officers (CISOs) and cybersecurity leaders of each company maintain constant dialogue.
Processes for reporting to the Committees
The aforementioned committees are informed about relevant aspects through regular presentations and periodic updates.

For each committee, minutes are taken to control and follow-up on the issues discussed.

For the rest of the companies within Grupo Financiero Galicia, depending on their size, there are respective oversight committees to which cybersecurity threats are reported when detected. This reporting is carried out by each team or subject matter expert within each company.

Oversight of the aforementioned risks is conducted through both direct communication with senior management and regular committee meetings. In general, these committees are responsible for managing, promoting and driving improvements and adjustments to the risks under their charge.
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
Processes to assess, identify and manage risks
1.Integration in the General Risk Management.

The processes to assess, identify and manage material risks derived from cybersecurity threats are integrated into the general risk management system of Grupo Financiero Galicia. This integration ensures that these risks are considered together with other types of risks in the organization's comprehensive risk management framework.

2. Participation of Third Parties.

Grupo Financiero Galicia involves evaluators, consultants, auditors and other third parties in connection with its risk management processes. These external experts provide additional information and validation of the effectiveness of the measures implemented.

3. Oversight of Third-Party Risks.

The organization has processes in place to monitor and identify risks arising from threats and risks associated with the use of external or third-party service providers. This includes regular assessments and monitoring of the cybersecurity practices of these third parties to ensure that they comply with the organization's standards.
Impact of cybersecurity risks
Grupo Financiero Galicia describes whether and how risks arising from cybersecurity threats, including those resulting from previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the organization. This includes potential impacts on business strategy, operating results or financial condition.

The processes for assessing, identifying and managing material risks arising from cybersecurity threats are managed as follows, depending on the size of each company:

•Individual Company Management: Each company manages its cybersecurity risks, including third-party risks, using its own methodology. However, there is a coordinated instance by Banco Galicia where the most significant risks are presented.

•Audit and Consulting Services: Internal and external audit services are used, as well as professional consulting, whenever necessary.
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

Since the implementation of the management methodology, in accordance with the SEC's new rules on 'Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure,' no material cybersecurity incidents have been detected.
Conclusion
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

PART III
Item 17.    Financial Statements
Not applicable.
Item 18.    Financial Statements
Report of the Independent Registered Public Accounting Firm as of and for the fiscal year ended December 31, 2024.

Consolidated Statement of Financial Position for the years ended December 31, 2024 and 2023.

Consolidated Statement of Income for the years ended December 31, 2024, 2023 and 2022.

Consolidated Statement of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022.

Consolidated Statement of Cash Flows for the years ended December 31, 2024, 2023 and 2022.

Consolidated Statement of Changes in Shareholders’ Equity for the years ended December 31, 2024, 2023 and 2022.

Notes to the Consolidated Financial Statements.

You can find our audited consolidated financial statements on pages F-1 to F-178 of this annual report.

Item 19.    Exhibits

Exhibit	Description

1.1	Unofficial English language translation of the Bylaws (estatutos sociales). *****

2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

2.2	Indenture, dated as of July 19, 2016, among Banco de Galicia y Buenos Aires S.A.U., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.***

4.1
Stock Purchase Agreement, dated as of June 1, 2009, among American International Group Inc., AIG Consumer Finance Group, Inc. and Banco de Galicia y Buenos Aires S.A.U., and the other parties signatory thereto.**

4.2	Loan Agreement, dated as of May 24, 2016, between Banco de Galicia y Buenos Aires S.A.U. and International Finance Corporation.***

4.3	Bond Subscription Agreement, dated as of March 23, 2018, between Banco de Galicia y Buenos Aires S.A.U. and International Finance Corporation.****
4.4+	Stock Purchase Agreement, dated as of April 9, 2024, among Grupo Financiero Galicia, Banco de Galicia y Buenos Aires S.A.U., HSBC Latin America B.V. and HSBC Latin America Holdings (UK) Limited.

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company-Organizational Structure”.

11.1	Code of Ethics. *****

11.2	Code of Corporate Governance Good Practices.

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97	Executive Compensation Clawback Policy. ******

101	Interactive data files

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101
4.4L
+    Certain confidential information contained in this document, marked by [***], has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.
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
****** Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2023.

“The amount of long-term debt securities of Grupo Financiero Galicia authorized under any given instrument does not exceed 10% of its total assets on a consolidated basis. Grupo Financiero Galicia hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of its long-term debt or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.”

SIGNATURE
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO FINANCIERO GALICIA S.A.

	By:	/s/ Fabian Kon
	Name:	Fabian Kon
	Title:	Chief Executive Officer

	By:	/s/ Gonzalo Fernandez Covaro
	Name:	Gonzalo Fernandez Covaro
	Title:	Chief Financial Officer
Date: April 25, 2025

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Financiero Galicia S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Grupo Financiero Galicia S.A. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded GGAL Holdings S.A. and its subsidiaries, from its assessment of internal control over financial reporting as of December 31, 2024 because they were acquired by the Company in a purchase business combination during 2024. We have also excluded GGAL Holdings S.A. and its subsidiaries from our audit of internal control over financial reporting. GGAL Holdings S.A. and its subsidiaries are subsidiaries excluded from management’s assessment and our audit of internal control over financial reporting whose total assets, shareholder’s equity and net income from interest, collectively represent approximately 19%, 26% and 1%, respectively, of the related consolidated financial statement amounts as of the year ended December 31, 2024.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of the expected credit loss allowance

As described in Notes 2.b and 45 to the consolidated financial statements, the Company’s expected credit loss allowance was Ps. 709,331,237 thousand as of December 31, 2024. Management assesses impairment by estimating the expected credit loss allowance in accordance with IFRS 9. Management’s models to determine the expected credit loss allowance involve significant judgement in relation to making assumptions about macroeconomic scenarios to determine the forward-looking factor.

The principal considerations for our determination that the valuation of the expected credit loss allowance is a critical audit matter are: (i) the significant judgment by management in assessing impairment by estimating the expected credit losses; and (ii) the audit procedures performed related to the assessment of the valuation of the expected credit loss allowance involved significant auditor judgment and effort, as well as the use of professionals with specialized skill and knowledge.

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

Purchase price allocation in the business combination process of GGAL Holdings S.A.

As described in Note 2.e. and 15.3. to the consolidated financial statements, Grupo Financiero Galicia S.A. acquired, directly and indirectly, 100% of GGAL Holdings S.A. On December 6, 2024, the business combination was materialized through the transfer of the participation and the fair value of the net assets acquired was Ps. 1,793,241,094. The Company applied IFRS 3 “Business Combinations” which establishes the purchase method as the methodology for accounting for business acquisitions. Under this method, the Company's assets acquired, and liabilities assumed are measured at fair value. In estimating the fair value of an asset or liability, the Company uses market-observable data to the extent available. When Level 1 data are unavailable, the Company estimates the fair value of an asset or liability by converting future amounts (e.g., cash flows or income and expenses) to a single present value (i.e., discounted). Management's cash flow projections for the acquired intangible assets involve significant judgments and estimates such as discount rates, revenue growth rates and attrition rates for the various identified intangibles.

The principal considerations for our determination that the purchase price allocation in the business combination process of GGAL Holdings S.A. is a critical audit matter are: (i) the significant judgment by management in the determination of the fair value of the assets and liabilities acquired that do not have observable input data in the market to make the estimation which involve significant judgments and estimates related to discount rates, revenue growth rates and attrition rates for the various identified intangibles; and (ii) the audit procedures performed related to the assessment of the valuation of those assets and liabilities involved significant auditor judgment and effort, as well as the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the assets and liabilities acquired. These procedures also included, among others; (i) reading the purchase agreement; (ii) testing management’s process for developing the fair value estimate (iii) evaluating the appropriateness of the methods used by management; (iv) testing the completeness and accuracy of the underlying data used in the methods; and (v) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates and discount rates for fair value estimations. Evaluating management’s assumptions related to discount rates, revenue growth rates and attrition rates involved considering (i) the current and past performance of the GGAL Holdings S.A. business; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness and consistency of the fair value estimation models and methods and (ii) the reasonableness of key assumptions such as discount rates, revenue growth rates and attrition rates.

/s/ PRICE WATERHOUSE & Co. S.R.L.

/s/ MARIA MERCEDES BAÑO (Partner)
María Mercedes Baño
Buenos Aires, Argentina
April 25, 2025.
We have served as the Company’s auditor since 1999.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF FINANCIAL POSITION
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024 AND ENDED DECEMBER 31, 2024, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.24	12.31.23
Assets
Cash and Due from Banks	3, 4 and 5	6,744,840,168	4,346,311,187
Cash		2,901,506,133	2,407,778,353
Financial Institutions and Correspondents		3,843,334,035	1,938,532,834
Argentine Central Bank (BCRA)		3,648,616,219	1,787,000,124
Other, Local and Foreign Financial Institutions		194,717,816	151,532,710
Debt Securities at fair value through profit or loss	3, 4 and 6	1,508,649,114	1,303,957,419
Derivative Financial Instruments	3, 4 and 7	4,161,315	76,849,407
Repurchase Transactions	3, 4 and 8	—	2,548,194,271
Other Financial Assets	3, 4 and 9	1,736,380,010	387,844,721
Loans and Other Financing	3, 4 and 10	14,388,091,921	6,708,657,840
Non-financial Public Sector		8,145,078	1,003,557
Argentine Central Bank (BCRA)		—	88,839
Other Financial Institutions		164,350,429	59,446,218
Non-financial Private Sector and Residents Abroad		14,883,296,443	6,938,130,259
Expected credit loss allowance		(667,700,029)	(290,011,033)
Other Debt Securities	3, 4 and 11	4,480,705,390	4,194,855,555
Financial Assets Pledged as Collateral	3, 4 and 12	1,484,416,075	939,774,618
Current Income Tax Assets	13	209,238	4,455,198
Investments in Equity Instruments	3, 4 and 14	42,086,831	20,987,008
Equity investments in Associates and Joint Ventures	15	4,087,764	5,771,514
Property, Plant and Equipment	16 and 17	995,520,817	773,625,233
Intangible Assets	18	304,486,250	269,188,109
Deferred Income Tax Assets	19 and 41	408,019,786	413,214,124
Insurance Contract Assets	20	34,243,987	21,388,018
Reinsurance Contract Assets	20	54,457,819	62,315,290
Other Non-financial Assets	21	313,097,320	169,305,385
Non-current Assets Held for Sale	22	14,525,567	163,149
Total Assets		32,517,979,372	22,246,858,046
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024 AND ENDED DECEMBER 31, 2024, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.24	12.31.23
Liabilities
Deposits	3, 4 and 23	18,634,330,825	12,429,468,649
Non-financial Public Sector		283,718,050	144,093,049
Financial Sector		990,775	6,050,937
Non-financial Private Sector and Residents Abroad		18,349,622,000	12,279,324,663
Liabilities at fair value through profit or loss	3, 4 and 24	9,005,522	107,760,501
Derivative Financial Instruments	3, 4 and 7	7,672,255	26,651,539
Repurchase Transactions	3, 4 and 8	389,701,262	50,839,676
Other Financial Liabilities	3, 4 and 25	3,562,811,596	2,772,848,068
Financing Received from the Argentine Central Bank and Other Financial Institutions	3, 4 and 26	441,780,166	300,794,066
Debt Securities	3, 4 and 27	1,009,506,228	201,900,664
Current Income Tax Liabilities	41	160,798,656	593,189,308
Subordinated Debt Securities	3, 4 and 28	266,114,122	447,750,094
Provisions	29 and 46	396,593,485	44,397,524
Deferred Income Tax Liabilities	19 and 41	137,158,651	37,793,610
Insurance Contracts Liabilities	20	666,142,182	230,177,313
Reinsurance Contracts Liabilities	20	—	4,711,617
Other Non-financial Liabilities	30	772,620,342	605,751,710
Total Liabilities		26,454,235,292	17,854,034,339
Shareholders’ Equity
Capital Stock	31	1,588,514	1,474,692
Paid-in capital		697,387,566	17,281,187
Capital Adjustments		1,582,407,426	1,582,407,426
Reserves	31	3,340,430,291	3,256,865,444
Retained Deficit		(1,202,786,619)	(1,204,807,991)
Other Comprehensive Income		19,813,616	5,171,442
Income for the Year		1,624,744,805	734,238,287
Shareholders’ Equity Attributable to Parent Company´s Owners		6,063,585,599	4,392,630,487
Shareholders’ Equity Attributable to Non-controlling Interests	50	158,481	193,220
Total Shareholders’ Equity		6,063,744,080	4,392,823,707
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2024
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.24	12.31.23	12.31.22
Interest Income	32	8,244,240,311	10,353,121,006	4,861,512,645
Interest Expense	32	(3,094,427,693)	(6,590,849,696)	(3,827,249,694)
Net Income from Interest		5,149,812,618	3,762,271,310	1,034,262,951
Fee Income	32	1,271,266,296	1,190,600,233	1,101,953,875
Fee related Expenses	32	(179,401,749)	(163,995,347)	(182,824,923)
Net Fee Income		1,091,864,547	1,026,604,886	919,128,952
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	32	866,960,910	596,449,655	2,292,844,318
Income from Derecognition of Assets Measured at Amortized Cost		205,334,870	91,693,820	4,051,402
Exchange rate differences on foreign currency	33	154,842,323	1,333,961,415	136,464,335
Other Operating Income	34	488,418,535	831,336,610	500,385,074
Insurance Business Result	35	16,029,355	79,141,918	87,268,855
Impairment Charge	36	(862,799,436)	(415,237,812)	(355,595,908)
Net Operating Income		7,110,463,722	7,306,221,802	4,618,809,979
Personnel Expenses	37	(1,031,478,806)	(765,351,351)	(657,052,537)
Administrative Expenses	38	(754,026,392)	(642,891,354)	(608,416,422)
Depreciation Expenses	39	(188,067,489)	(183,528,111)	(189,044,003)
Other Operating Expenses	40	(1,260,006,573)	(1,231,597,862)	(862,995,830)
Loss on net monetary position		(2,384,891,465)	(3,306,755,066)	(1,853,855,679)
Operating Income		1,491,992,997	1,176,098,058	447,445,508
Share of profit from Associates and Joint Ventures(*)	15	719,230,179	6,380,449	(2,992,233)
Income before Taxes from Continuing Operations		2,211,223,176	1,182,478,507	444,453,275
Income Tax from Continuing Operations	41	(586,613,614)	(448,245,698)	(115,069,558)
Net Income from Continuing Operations		1,624,609,562	734,232,809	329,383,717
Net Income for the Year		1,624,609,562	734,232,809	329,383,717
Net Income for the Year Attributable to parent company´s owners		1,624,744,805	734,238,287	329,383,656
Net Income for the Year Attributable to Non-controlling Interests	50	(135,243)	(5,478)	61
(*) Includes bargain purchase gain on acquisition of subsidiaries. See Note 15.3.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2024

Items	Notes	12.31.24	12.31.23	12.31.22
Earnings per Share
Net Income Attributable to parent company´s owners		1,624,744,805	734,238,287	329,383,656
Net Income Attributable to parent company´s owners Adjusted by dilution effects		1,624,744,805	734,238,287	329,383,656
Weighted-Average of Ordinary Shares Outstanding for the Year		1,483,089	1,474,692	1,474,692
Diluted Weighted-Average of Ordinary Shares Outstanding for the Year		1,483,089	1,474,692	1,474,692
Basic Earnings per Share	43	1,095.51	497.89	223.36
Diluted Earnings per Share	43	1,095.51	497.89	223.36
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2024
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.24	12.31.23	12.31.22
Net Income for the Year		1,624,609,562	734,232,809	329,383,717
Items of Other Comprehensive Income (OCI) that may be Reclassified to Profit or Loss for the Year
Foreign Currency Adjustment		169,535	1,897,035	1,267,159
Income / (Expense) from Financial Instruments at Fair Value through OCI (Item 4.1.2a, IFRS 9)		14,471,807	1,462,341	(7,658,510)
Fair Value through OCI	32	34,696,839	2,042,346	(7,202,683)
Income tax	41	(20,225,032)	(580,005)	(455,827)
Other Comprehensive (Expense)		—	—	(122,295)
Other Comprehensive (Expense)		—	—	(151,550)
Income tax	41	—	—	29,255
Total Other Comprehensive Income / (Expense) that may be Reclassified to Profit or Loss for the Year		14,641,342	3,359,376	(6,513,646)
Total Other Comprehensive Income / (Expense)		14,641,342	3,359,376	(6,513,646)
Total Other Comprehensive Income / (Expense) Attributable to Parent company´s owners		14,642,174	3,359,376	(6,513,646)
Total Other Comprehensive (Expense) Attributable to Non-controlling Interests	50	(832)	—	—
Total Comprehensive Income		1,639,250,904	737,592,185	322,870,071
Total Comprehensive Income Attributable to Parent company´s owners		1,639,386,979	737,597,663	322,870,010
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	50	(136,075)	(5,478)	61
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024, AND ENDED DECEMBER 31, 2024, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company´s owners	Total Shareholders’ Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.23		1,474,692	17,281,187	1,582,407,426	2,001,565	3,169,877	64,285,781	3,192,579,663	(470,569,704)	4,392,630,487	193,220	4,392,823,707
April 30, 2024 Shareholder´s Meeting
Reserve creation		—	—	—	—	—	36,610,846	602,251,251	(638,862,097)	—	—	—
Distribution of Profits
Cash dividends	42 and 50	—	—	—	—	—	—	(555,297,250)	(93,354,818)	(648,652,068)	(169)	(648,652,237)
August 20, 2024 Shareholder´s Meeting
Capital increase	31	113,822	680,106,379	—	—	—	—	—	—	680,220,201		680,220,201
Business combination	15	—	—	—	—	—	—	—	—	—	101,505	101,505
Total Comprehensive Income for the Year
Net Income for the Year	43 and 50	—	—	—	—	—	—	—	1,624,744,805	1,624,744,805	(135,243)	1,624,609,562
Other Comprehensive Income for the Year		—	—	—	14,472,639	169,535	—	—	—	14,642,174	(832)	14,641,342
Balances as of 12.31.24		1,588,514	697,387,566	1,582,407,426	16,474,204	3,339,412	100,896,627	3,239,533,664	421,958,186	6,063,585,599	158,481	6,063,744,080
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024, AND ENDED DECEMBER 31, 2024, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit (Loss) from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company's owners	Total Shareholders' Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.22		1,474,692	17,281,187	1,582,407,426	539,224	1,272,842	46,837,382	3,334,568,280	(855,840,028)	4,128,541,005	128	4,128,541,133
25 April, 2023 Shareholder´s Meeting
Reserve creation		—	—	—	—	—	17,448,399	275,812,729	(293,261,128)	—	—	—
Distribution of Profits
Use of Reserve and distribution of cash dividends	42	—	—	—	—	—	—	(417,801,355)	(55,706,835)	(473,508,190)	(128)	(473,508,318)
Other reserves		—	—	—	—	—	—	9	—	9	—	9
Business combination	15	—	—	—	—	—	—	—	—	—	198,698	198,698
Total Comprehensive Income for the Year
Net Income for the Year	43 and 50	—	—	—	—	—	—	—	734,238,287	734,238,287	(5,478)	734,232,809
Other Comprehensive Income for the Year		—	—	—	1,462,341	1,897,035	—	—	—	3,359,376	—	3,359,376
Balances as of 12.31.23		1,474,692	17,281,187	1,582,407,426	2,001,565	3,169,877	64,285,781	3,192,579,663	(470,569,704)	4,392,630,487	193,220	4,392,823,707
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024, AND ENDED DECEMBER 31, 2024, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit (Loss) from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company's owners	Total Shareholders' Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.21		1,474,692	17,281,187	1,582,407,426	8,197,734	127,978	25,848,204	3,152,007,454	(765,440,127)	4,021,904,548	67	4,021,904,615
26 April, 2022 Shareholder´s Meeting
Reserve creation		—	—	—	—	—	20,989,178	182,560,785	(203,549,963)	—	—	—
Distribution of Profits
Distribution of cash dividends	42	—	—	—	—	—	—	—	(216,233,594)	(216,233,594)	—	(216,233,594)
Other Reserves		—	—	—	—	—	—	41	—	41	—	41
Total Comprehensive Income for the Year
Net Loss for the Year	43 and 50	—	—	—	—	—	—	—	329,383,656	329,383,656	61	329,383,717
Other Comprehensive Income for the Year		—	—	—	(7,658,510)	1,144,864	—	—	—	(6,513,646)	—	(6,513,646)
Balances as of 12.31.22		1,474,692	17,281,187	1,582,407,426	539,224	1,272,842	46,837,382	3,334,568,280	(855,840,028)	4,128,541,005	128	4,128,541,133
____________________
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2024
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.24	12.31.23	12.31.22
CASH FLOWS FROM OPERATING ACTIVITIES
Income before Taxes from Continuing Operations		2,211,223,176	1,182,478,507	444,453,275
Adjustment to Obtain the Operating Activities Flows:
Impairment Charge	36	862,799,436	415,237,812	355,595,908
Depreciation Expenses	39	188,067,489	183,528,111	189,044,003
Loss on Net Monetary Position		2,384,891,465	3,306,755,066	1,853,855,679
Exchange rate differences on foreign currency		(154,842,323)	(1,333,961,415)	(136,464,335)
Other Operations	5	1,375,315,028	2,868,186,198	1,356,565,466
Net (Increases)/Decreases from Operating Assets:
Debt securities measured at fair value through profit or loss		(262,493,457)	(757,165,727)	229,206,832
Derivative Financial Instruments		72,688,092	(54,282,647)	(6,093,407)
Repurchase Transactions		556,657,851	33,059,726	1,750,301
Other Financial Assets		(1,340,797,363)	26,656,699	(56,028,467)
Loans and Other Financing
- Non-financial Public Sector		(7,052,682)	6,750,387	(8,722,311)
- Other Financial Institutions		194,324,062	(122,044,299)	120,425,218
- Non-financial Private Sector and Residents Abroad		(8,456,233,548)	1,273,274,699	948,865,880
Other Debt Securities		(285,849,835)	(1,708,313,091)	(1,240,127,980)
Financial Assets Pledged as Collateral		(544,641,457)	91,683,570	(566,010,506)
Investments in Equity Instruments		(25,616,082)	(8,013,823)	1,353,845
Other Non-financial Assets		(148,790,433)	(74,490,946)	(23,583,017)
Non-current Assets Held for Sale		(14,362,418)	(154,664)	196
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector		139,625,001	(138,759,743)	(59,621,423)
- Financial Sector		(5,060,162)	1,291,987	2,267,627
- Non-financial Private Sector and Residents Abroad		6,070,297,337	(1,958,512,482)	898,937,860
Liabilities at fair value through profit or loss		(98,754,979)	107,230,046	(469,165)
Derivative Financial Instruments		(18,979,284)	15,163,201	2,081,426
Other Financial Liabilities		802,977,780	421,263,633	(228,448,540)
Provisions		352,195,961	(25,145,129)	11,663,657
Other Non-financial Liabilities		565,392,399	164,648,065	22,912,736
Income Tax Payments		(910,198,927)	(285,588,833)	(206,106,971)
NET CASH GENERATED BY OPERATING ACTIVITIES (A)		3,502,782,127	3,630,774,908	3,907,303,787
CASH FLOWS FROM INVESTMENT ACTIVITIES
Payments:
Purchase of PP&E and Intangible Assets (*)		(214,703,494)	(161,185,469)	(125,659,425)
Capital Contributions and purchase of shares in Investments in Subsidiaries, Associates, and Joint Ventures		(3,281,546)	(5,489,070)	(5,271,783)
Payments for business combinations	15	—	(24,280,274)	—
Collections:
Sale of PP&E and Intangible Assets		6,734,212	10,486,399	4,122,281
Dividends earned		4,516,259	2,210,468	—
Purchase of HSBC Argentina Holdings S.A. and subsidiaries net of cash acquired (**)	15	1,071,913,608	—	—
NET CASH GENERATED BY / (USED IN) INVESTMENT ACTIVITIES (B)		865,179,039	(178,257,946)	(126,808,927)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Debt Securities		(213,006,389)	(342,298,892)	(272,202,167)
Loans from Local Financial Institutions		(840,944,036)	(731,092,446)	(348,739,772)
Dividends paid (***)	42	(614,943,495)	(390,397,788)	(144,189,862)
Leases payments	16	(13,014,252)	(13,877,834)	(18,141,992)
Transaction costs related to issuance of shares		(979,257)	—	—
Collections:
Debt Securities		1,074,416,027	163,367,920	457,242,271
Loans from Local Financial Institutions		1,021,996,169	813,956,353	508,865,006
NET CASH GENERATED BY / (USED IN) FINANCING ACTIVITIES (C)		413,524,767	(500,342,687)	182,833,484
EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS (D)		1,231,304,144	2,251,747,191	1,219,237,625
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		6,012,790,077	5,203,921,466	5,182,565,969
MONETARY LOSS RELATED TO CASH AND CASH EQUIVALENTS		(5,721,451,589)	(7,085,880,226)	(4,665,540,502)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	5	7,115,077,075	8,997,035,835	8,480,010,368
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	5	7,406,415,563	7,115,077,075	8,997,035,835
(*) In purchases of Property, plant and equipment, $1,954,579 were eliminated, corresponding to contracts for rights of use of real estate and $(36,274) for cancellation of contracts for rights of use of real estate, corresponding to non-cash transactions.
(**)Cash payment for the purchase of HSBC Argentina Holdings S.A. and subsidiaries was $(364,027,564), net of cash and cash equivalent acquired for the purchase of $1,435,941,172 (Note 15).
(***)|Dividends paid in 2023 include the last installment paid in January 2023 of the dividend approved by the Ordinary and Extraordinary Shareholders' Meeting held on April 26, 2022.
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024 AND ENDED DECEMBER 31, 2024, PRESENTED IN COMPARATIVE FORMAT
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
As a result of the acquisition of the HSBC Argentina Holdings S.A. and subsidiaries, the Group also controls, directly and indirectly, GGAL Holdings S.A., Banco GGAL S.A., GGAL Participaciones S.A.U., GGAL Asset Management S.A. S.G.F.C.I., GGAL Seguros S.A. and GGAL Seguros de Retiro S.A.
These consolidated financial statements were approved and authorized for publication through Minutes of Board of Directors’ Meeting No. 738 dated April 25, 2025.
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
The Group has presented its local financial statements under rules of the Argentine Central Bank on February 28, 2025, those rules are based on IFRS Accounting Standards, with certain exceptions. Shareholders’ equity under the rules of the Argentine Central Bank is presented in Note 52.8.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
(c)    New Accounting Standards, amendments and interpretations issued by the IASB and adopted by the Group.
The Group has applied the following standards for the first time as of January 1, 2024:

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

Publication date	November 2022.
Effective date	As of January 2024.
Impact	The application of this standard did not have a significant impact on the Group's financial statements.

Amendments to IFRS 16 - Leaseback.
Item
These amendments include requirements for leaseback transactions in IFRS 16 in order to explain how an entity accounts for a leaseback after the transaction date. Leaseback transactions where some or all of the lease payments are variable payments that do not depend on an index or rate are likely to be affected.

Publication date	September 2022.
Effective date	As of January 2024.
Impact	The application of this standard did not have a significant impact on the Group's financial statements.

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

Publication date	May 2023.
Effective date	As of January 2024.
Impact	The application of this standard did not have a significant impact on the Group's financial statements.
(d)    New accounting standards and amendments issued by the IASB that have not been adopted by the Group
The new standards, amendments and interpretations published are detailed below; however, they have not yet come into force for fiscal years commenced January 1, 2024, and have not been early adopted by the Group:

Amendments to IAS 21 - Lack of Exchangeability
Item	The amendment provides guidance for entities to apply a consistent approach to the assessment of whether a currency is convertible at the measurement date and for a specific purpose, and if not, the determination of the exchange rate to be used for measurement purposes and the disclosures to be provided in their financial statements. A currency is convertible when there is the possibility of exchanging it for another currency, with normal administrative delays, and the transaction occurs through markets or exchange mechanisms that create enforceable rights and obligations.
Publication date	August 2023.
Effective date	As of January 2025.
Impact	It is estimated that the application of this standard will not have a significant impact on the Group's financial statements.

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
Item
The IASB issued targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments: (a) clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; (b) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion.

Publication date	May 2024.
Effective date	As of January 2026.
Impact	It is estimated that the application of this standard will not have a significant impact on the Group's financial statements.

IFRS 18, ‘Presentation and Disclosure in Financial Statements’
Item
This is the new standard on presentation and disclosure in financial statements, which replaces IAS 1, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss with defined subtotals; (ii) requirement to determine the most useful structure summary for presenting expenses in the statement of profit or loss (iii) required disclosures in a single note within the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and (iv) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

Publication date	April 2024.
Effective date	As of January 2027, its early application is allowed.
Impact	The Group is currently assessing the impacts of applying the new standard on the Group’s consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IFRS 19, ‘Subsidiaries without Public Accountability: Disclosures’
Item
This new standard works alongside other IFRS Accounting Standards. An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements; and it applies instead the reduced disclosure requirements in IFRS 19. IFRS 19’s reduced disclosure requirements balance the information needs of the users of eligible subsidiaries’ financial statements with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries. A subsidiary is eligible if: (i) it does not have public accountability; and (ii) it has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

Publication date	May 2024.
Effective date	As of January 2027, its early application is allowed.
Impact	The Group is currently assessing the impacts of applying the new standard on the Group’s consolidated financial statements.
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
For the purpose of consolidating its financial statements, the Group used the subsidiaries’ financial statements for the year ended December 31, 2024. The accounting policies applied by Sudamericana Holding SA., GGAL Seguros S.A. and GGAL Seguros de Retiro S.A. are established by the National Insurance Superintendency and have been adjusted to those applied by the Group in preparing its consolidated financial statements.
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
In accordance with the provisions of IFRS 3 “Business combinations”, the acquisition method is used to account for the acquisition of subsidiaries. The identifiable assets and liabilities acquired, and contingent liabilities assumed in a business combination are measured at their fair values on the acquisition date. The group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.
The consideration transferred in a business combination is measured at the fair value of the assets transferred by the acquirer, the liabilities assumed by the acquirer with the previous owners of the investee, and the equity instruments issued by the acquirer. The transaction costs are recognized as expenses in the periods in which the costs have been incurred and

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
the services have been received, except for the transaction costs incurred to issue equity instruments that are deducted from equity, and the transaction costs incurred to issue debt that are deducted from their carrying amount.
The excess of:
•the consideration transferred,
•the amount of any non-controlling interest in the acquired entity, and
•the acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.
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
(b)    Transactions and Balances
The transactions in foreign currency are translated into the functional currency using the exchange rate at the dates of the transactions. Profits and losses in foreign currency resulting from the settlement of these transactions and the translation of monetary assets and liabilities in foreign currency at closing exchange rate, are recognized under “Exchange rate differences on gold and foreign currency” in the statement of income.
Assets and liabilities in foreign currency are measured at the reference exchange rate of the US dollar defined by the Argentine Central Bank at the closing of operations on the last business day of each month.
As of December 31, 2024, and December 31, 2023, balances in U.S. Dollars were translated at the reference exchange rate (Ps.1,032.50 and Ps.808.48, respectively) established by the Argentine Central Bank. Foreign currencies other than the US dollar have been translated into this currency using exchange rates reported by the Argentine Central Bank.
(c)    Group companies
The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position,
•income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Subsequently, the converted balances were adjusted for inflation in order to present them in the measuring unit current at the end of the reporting period, and
•all resulting exchange differences are recognized in other comprehensive income.
When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.
1.7.    CASH AND DUE FROM BANKS
The item Cash and Due from Banks, includes cash on hand, demand deposits held with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, which are short-term instruments with maturity less than three months from the origination date.
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
When the fair value of financial assets and liabilities differs from the transaction price on initial recognition, the Group recognizes the difference as follows:
a.    When the fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that only uses data from observable markets, the difference is recognized as profit or loss.
b.    In all other cases, the difference is deferred and the timing of recognition of deferred day one profit or loss is individually determined. It is either amortized over the life of the instrument until its fair value can be determined using market observable inputs, or realized through settlement.
Financial Assets
a.    Debt Securities
The Group considers as debt securities those instruments considered financial liabilities for the issuer, such as loans, government and private securities, bonds and accounts receivable from customers.
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
The Group only reclassifies an instrument when, and only when, the business model for managing financial assets is modified. The reclassification is made as of the beginning of the year in which the change occurs. Such change is not expected to be frequent, and changes have not been recorded during this fiscal year.
Characteristics of Contractual Cash Flows
Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and sell, the Group assesses whether the financial instruments’ cash flows represent solely payments of principal and interest. Where the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, the related financial asset shall be classified and measured at fair value through profit or loss.

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
These financial instruments are initially recognized at fair value and any gain or loss is recognized in the statement of income as they are realized.
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
b.    Equity Instruments
Equity instruments are instruments that do not contain a contractual obligation to pay cash or any other financial asset and that evidence a residual interest in the issuer’s net assets.
Such instruments are measured at fair value through profit and loss, except where the Group’s management has elected, at initial recognition, to irrevocably designate an equity investment at fair value through other comprehensive income. This option is available when instruments are not held for trading. The gains or losses of these instruments are recognized in

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
other comprehensive income and are not subsequently reclassified to profit or loss, including on disposal. Dividends that result from such instrument will be charged to income when the Group’s right to receive payments is established.
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
Financial Liabilities:
A financial liability is derecognized when the obligation, has been cancelled, or has expired. When an existing financial liability is exchanged by another of the same borrower under significantly different conditions, or the conditions are significantly modified, such exchange or modification is treated as a derecognition of the original liability and a new liability is recognized, the difference between the carrying value of the initial financial liability and the consideration paid is recognized in the Consolidated Statement of Income. When the conditions of the renegotiation are not significantly different or the conditions are not substantially modified, the cash flows of the modified financial liabilities are discounted at the effective interest rate of the original contract.
1.9.    DERIVATIVE FINANCIAL INSTRUMENTS
Derivative Financial instruments, including foreign currency contracts, futures, forward contracts, interest rate swaps, cross currency swaps, interest rate options and foreign currency options are recorder at their fair value.
All derivative financial instruments are recorded as assets when the fair value is positive and as liabilities when the fair value is negative, against the agreed price. The changes in the fair value of derivative financial instruments are recognized in profit or loss.
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
The underlying assets received for the reverse repurchase transactions will be recorded in Off-Balance Sheet Items. The assets received and sold are derecognized at the end of the repo transaction, and an in-kind liability is recorded to reflect the obligation to deliver the security disposed of.
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
The Group is exposed to possible future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate become effective, the lease liability is reassessed and adjusted to the right-of-use asset.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Payments related to short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less that do not contain a bargain purchase option. Low-value assets are mainly small physical spaces to place equipment which are owned by the Group.
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
For certain properties, which are not in use, an impairment was recognized as their carrying amount exceeded the fair value. The determination of the fair values as at 31 October 2024 was performed by external valuers. The external valuers used the ‘direct comparison’ methodology for the calculation of the property valuations. This method of calculating fair value corresponds to Level 3. As at 31 December 2024, the Group has recognized impairment on the value of real estate in the amount of Ps.2,004,137.
1.14.    INTANGIBLE ASSETS
1.14.1.    Licenses
Licenses acquired individually are initially valued at cost, while those acquired through business combinations are recognized at their estimated fair value at the acquisition date.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
1.14.3.    Core Deposits
Core deposits intangible was identified as part of the GGAL Holdings S.A. acquisition (Note 15.3). This asset was not recognized in GGAL Holdings S.A.'s financial statements. Fair value was determined using the cost savings method under the income approach. Cost savings were calculated by comparing the cost of existing deposits (including the cost of maintaining them) with the cost of obtaining alternative funds from a mix of diversified funding sources available to market participants. The core deposits intangible asset represents the present value of the cost savings expected to be realized over the deposits' remaining useful life. The valuation of the intangible asset includes assumptions consistent with how a market participant would estimate fair values, such as growth and attrition rates and projected fee and interest income, as well as deposit-related costs and discount rates. Depreciation was based on the terms of the core deposits identified at the acquire.
1.15.    ASSETS HELD FOR SALE
The assets, or group of assets, classified as available for sale in accordance with the provisions of IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” are disclosed separately from the rest of the assets.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
For certain properties, which are not in use, an impairment was recognized as their carrying amount exceeded the fair value. The determination of the fair values as at 31 October 2024 was performed by external valuers. The external valuers used the ‘direct comparison’ methodology for the calculation of the property valuations. This method of calculating fair value corresponds to Level 3. As at 31 December 2024, the Group has recognized impairment on the value of real estate in the amount of Ps.17,099,191.
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
1.19.    FINANCING RECEIVED FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS
The amounts owed to other Financial Institutions are recorded at the time the principal is disbursed to the Group. Non-derivative financial liabilities are measured at amortized cost. If the Group repurchases its own debt, it is eliminated from the consolidated financial statements, and the difference between the residual value of the financial liability and the amount paid is recognized as a financial income or expense.
1.20.    PROVISIONS AND CONTINGENCIES
In accordance with IFRS a provision will be recognized when:
a.an Entity has a current obligation (either legal or implicit) as a consequence of a past event;
b.it is probable that an outflow of resources embodying future economic benefits will be required to settle the obligation; and
c.the amount can be reliably estimated.

The Group will be deemed to have a constructive obligation if (a) as a result of past practices or public policies the Group has assumed certain responsibilities; and (b) as a result, it has created expectations that it will comply with those obligations. The Group recognizes the following provisions:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•For labor, civil, and commercial lawsuits: These are determined based on attorneys’ reports on the status of the lawsuits and estimates of the potential for losses the Group may face, as well as past experience with these types of lawsuits.
•For miscellaneous risks: these are established to address contingent situations that could give rise to obligations for the Group. The estimated amounts consider the likelihood of their occurrence, taking into account the opinions of the Group's legal and professional advisors.
•Termination benefits: Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.
The amount recognized as provision must be the best estimate of the disbursement needed to cancel such obligation, at the end of the year being reported.
When the financial effect of the discount is significant, the provision amount should be the present value of the expected disbursements required to settle the obligation using a pre-tax interest rate that reflects current market conditions regarding the time value of money and the risks specific to that obligation. The increase in the provision due to the passage of time would be recognized in the net financial results line of the income statement.
The Group does not account for positive contingencies, except those arising from deferred taxes and those whose realization is virtually certain.
As of the date of issue of these consolidated financial statements, Group Management understands that no elements have been presented that would allow determining the existence of other contingencies that could materialize and generate a negative impact on these consolidated financial statements other than those detailed in Notes 29 and 46.
1.21.    OTHER NON-FINANCIAL LIABILITIES
Non-financial accounts payable are accrued when the counterparty has complied its contractual obligations under the contract, and they are measured at amortized cost.
1.22.    DEBT SECURITIES AND SUBORDINATED DEBT SECURITIES
The Group’s Debt Securities and Subordinated Debt Securities are measured at amortized cost. If the Group purchases its own debt, the obligation in Liabilities related to such debt securities is considered extinguished, and, therefore, it is derecognized. If the Group repurchases its own debt, this is eliminated from the Consolidated Financial Statements, and the difference between the residual value of the financial liability and the amount paid is recognized as a financial income or expense.
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
Separation of components

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
Measurement of Insurance and Reinsurance Contracts
Liability for remaining coverage under the GMM/VFA
The liability for remaining coverage (LRC) under the GMM consists of the fulfillment cash flows related to future services and the contractual service margin (CSM). The fulfillment cash flows represent the risk adjusted present value of Group’s rights and obligations to the policyholders, comprising the building blocks of estimates of expected future cash flows, discounting, and an explicit risk adjustment for nonfinancial risk. The CSM represents the unearned profit from in-force contracts that an entity will recognize as it provides services over the coverage period. Each building block is measured separately, both on initial recognition and for subsequent measurement.
Estimated of expected cash flows: comprise the estimation of future cash flows discounted to reflect the time value of money, the financial risk associated, and a risk adjustment for non-financial risk that would represent the compensation required for the uncertainty associated with the amount and timing of the expected cash flows.
The CSM represents the unearned profit and results in no income or expense at initial recognition when the group of contracts is profitable. The CSM is adjusted at each subsequent reporting period for changes in fulfillment cash flows relating to future service (e.g. changes in noneconomic assumptions, including mortality and morbidity rates). For initial recognition of onerous groups of contracts and when groups of contracts become onerous subsequently, losses are recognized in insurance service expense immediately.
For groups of contracts measured using the VFA, changes in the Group’s share of the underlying items, and economic experience and economic assumption changes adjust the CSM, whereas these changes do not adjust the CSM under the GMM, but are recognized in profit or loss as they arise.
The CSM is systematically recognized in insurance revenue to reflect the insurance contract services provided.
Risk adjustment for non financial risk
The risk adjustment for non-financial risk is the compensation the Group requires for bearing the uncertainty about the amount and timing of cash flows arising from insurance risk and other non-financial risks such as lapse risk and expense risk. It measures the degree of variability of expected future cash flows and the Group's specific price for assuming that risk and reflects the Group's degree of risk aversion. The resulting risk adjustment corresponds to a confidence level of 75% .
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
The Group has defined a methodology for the determination of discount rates, taking into account the general indications of the standard.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the long term insurance business acquired in 2024 the Group has used the following yield curves to discount the estimate of future cash flows:

Currency	Ps.	US$	Ps, CER
Maturity (years)	12.31.24	12.31.24	12.31.24
1	32.55%	4.50%	7.53%
2	31.16%	4.41%	8.26%
3	29.07%	4.38%	8.10%
4	26.64%	4.36%	7.53%
5	24.78%	4.34%	7.41%
6	22.93%	4.37%	7.28%
7	21.26%	4.37%	7.15%
8	20.10%	4.40%	7.12%
9	19.22%	4.38%	7.12%
10	18.43%	4.39%	7.03%
15	14.74%	4.45%	5.52%
20	12.60%	4.42%	4.46%
25	11.32%	4.30%	3.82%
30	10.47%	4.15%	3.39%
35	9.87%	4.05%	3.08%
40	9.42%	3.98%	2.85%
45	9.07%	3.93%	2.68%
50	8.80%	3.89%	2.53%
For P&C business business the Group has used the following yield curves to discount the estimate of future cash flows:

Currency	Ps.	Ps.
Maturity (years)	12.31.24	12.31.23
1	24.9%	181.4%
2	21.9%	101.7%
3	19.9%	74.7%
4	18.2%	60.3%
5	16.5%	52.3%
10	10.8%	37.4%
Mortality Tables – Life business
The Group derives mortality rates assumptions from the tables that are detailed in this note. An investigation into the Group’s experience is performed, and statistical methods are used to adjust the mortality tables to produce the probability-weighted expected mortality rates in the future over the duration of the insurance contracts.
The mortality assumptions were based on mortality tables CSO2001 and AR2010 for the insurance business acquired in 2024.
For the remaining life business the mortality assumptions were based on mortality tables GAM83.
Simplified Model
The Simplified Model has been applied for contracts of a coverage period of one year or less, or in those contracts with a duration of more than one year, a material valuation other than the General Model is not expected to occur.
Under the simplified approach, the Group assumes that such contracts are not onerous at initial recognition, unless facts and circumstances indicate otherwise. If facts and circumstances indicate that some contracts are onerous, an additional

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
Groups of contracts measured under the simplified model have an incurred claims liability calculated in a manner similar to that of the General Model. For contracts measured under the simplified method, the incurred claims liability is measured similarly to the measurement under the general model. Future cash flows are adjusted for the time value of money, as certain insurance contracts issued by the Group and measured under the PAA typically have a settlement period longer than one year. In addition, the risk adjustment for non-financial risk is applied to the present value of estimated future cash flows and reflects the compensation the Group requires for bearing the uncertainty about the amount and timing of non-financial risk cash flows as the Group fulfills insurance contracts. The risk adjustment for LIC corresponds to a confidence level in the range of 65% to 67%.
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
1.25.    PROFIT RESERVES
According to Art. 70 of the General Companies Act, the Company and its subsidiaries, except Banco Galicia, Banco GGAL S.A. and Naranja Digital Compañía Financiera S.A.U., must transfer to Legal Reserve 5% of the profit for the year, until said reserve reaches 20% of the capital stock plus the balance of the Equity Adjustment account.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Regarding Banco Galicia, Banco GGALS.A. and Naranja Digital Compañía Financiera S.A.U., in accordance with the regulations established by the Argentine Central Bank, it is required to allocate to Legal Reserve 20% of the profits for the year, net of the eventual adjustments of previous fiscal years, if applicable. However, for the allocation of Other Reserves, the Financial Institutions must comply with the Argentine Central Bank provisions of the Amended Text on income distribution detailed in Note 52.
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
Fees received by the Group for the origination of syndicated loans are not part of the effective interest rate of the product and are recognized in the consolidated statement of income at the time the service is provided, to the extent the Group does not retain part of it, or this is maintained in the same conditions as the rest of the participants. Commissions and fees earned by the Group on negotiations in third parties’ transactions are not part of the effective interest rate either, and are recognized at the time the transactions are executed.
IFRS 15 establishes the principles that an entity shall apply to recognize revenue and cash flows from contracts with customers.
The amount that should be recognized will be the amount that reflects the consideration to which the entity expects to be entitled in exchange for the services delivered to customers.
The Group’s income from services is recognized in the statement of income to the extent the performance obligations are complied with, thus deferring those revenues related to customer loyalty programs; a contract liability is recognized based on the fair value of each point and on the basis of the likelihood of redemption, based on past experience. Revenue is recognized when the points are redeemed or when they expire.
Retail product and service fees related to savings and checking account operations are charged monthly, safe deposit box fees are charged quarterly, credit card renewal fees are charged annually, and bond and stock transactions are charged on each transaction.
Additionally, wholesale product fees related to account maintenance and inter-house deposits and withdrawals are charged monthly, and foreign trade transactions are charged on each transaction. These fees are recognized in the income statement in the years in which the services are provided, regardless of when they are received.
Below is a summary of the main commissions earned by the Bank:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Commissions	Earning Frequency
Retail Products and Services
Savings Accounts	Monthly
Checking Accounts	Monthly
Credit-card Renewal	Annual
Safe Deposit Boxes	Quarterly
Bonds and Shares Transactions	On each transaction
Wholesale Products
Account Maintenance	Monthly
Inter-house deposist and withhdrawals	Monthly
Foreign Trade Transactions	On each transaction
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
Additionally, conditions related to non-financial assets are monitored to determine if they require a review of the remaining depreciation period, or if they indicate an impairment in value that can not be recovered.
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
c.    IMPAIRMENT OF NON-FINANCIAL ASSETS AND PROPERTY, PLANT AND EQUIPMENT
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
The Group has applied judgment to identify impairment indicators for property, plant and equipment and intangible assets. Grupo Galicia has determined impairment indicators for its real estate assets this year due to a decrease in their market value and has recorded an impairments loss of Ps.19,103,328 for certain properties not assigned to its main operations, included in the “Other non-financial assets” and “Property, plant and equipment” lines of the consolidated statement of financial position. At the end of this year, the carrying amounts did not exceed their recoverable value, determined as the higher of their fair value less costs to sell and their value in use.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Future taxable income and the number of tax benefits likely to be available in the future are based on a medium-term business plan prepared by management, on the basis of expectations which are deemed reasonable.
e.    PURCHASE PRICE ALLOCATION IN THE BUSINESS COMBINATION PROCESS OF GGAL HOLDINGS S.A.
IFRS 3 "Business Combinations" establishes the purchase method as the methodology for accounting for business acquisitions. Under this method, the Company's assets acquired and liabilities assumed are measured at fair value. In estimating the fair value of an asset or liability, the Company uses market-observable data to the extent available. When Level 1 data are unavailable, the Company estimates the fair value of an asset or liability by converting future amounts (e.g., cash flows or income and expenses) to a single present value (i.e., discounted). Detailed information regarding the valuation techniques and assumptions used to determine the fair value of various assets and liabilities is disclosed in Note 15.3. Management's cash flow projections for the acquired intangible assets involve significant judgments and estimates such as discount rates, revenue growth rates and attrition rates for the various identified intangibles.

NOTE 3. FINANCIAL INSTRUMENTS
Schedule P “Categories of Financial Assets and Liabilities”, discloses the measurement categories and fair value hierarchies for financial instruments.
As of the indicated dates, the Group maintains the following portfolios of financial instruments:

Portfolio of Instruments as of 12.31.24	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Cash and Due from Banks	—	6,744,840,168	—
Argentine Central Bank’s Notes (*)	2,594,477	—	—
Government Securities (*)	1,377,242,413	—	—
Corporate Securities (*)	128,812,224	—	—
Derivative Financial Instruments	4,161,315	—	—
Other Financial Assets	333,431,624	1,402,948,386	—
Loans and Other Financing	24,845,169	14,363,246,752	—
Other Debt Securities	—	2,180,297,530	2,300,407,860
Financial Assets Pledged as Collateral	16,812,161	1,337,483,673	130,120,241
Investments in Equity Instruments	42,086,831	—	—
Liabilities
Deposits	—	18,634,330,825	—
Liabilities at fair value through profit or loss	9,005,522	—	—
Derivative Financial Instruments	7,672,255	—	—
Repurchase Transactions	—	389,701,262	—
Other Financial Liabilities	—	3,562,811,596	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	—	441,780,166	—
Debt Securities	—	1,009,506,228	—
Subordinated Debt Securities	—	266,114,122	—
(*)    Recorded in Debt Securities at fair value through profit or loss.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Portfolio of Instruments as of 12.31.23	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Cash and Due from Banks	—	4,346,311,187	—
Argentine Central Bank’s Bills (*)	—	688,829,173	—
Government Securities (**)	1,247,412,362	—	—
Corporate Securities (**)	56,545,057	—	—
Derivative Financial Instruments	76,849,407	—	—
Repurchase Transactions	—	2,548,194,271	—
Other Financial Assets	107,359,282	280,485,439	—
Loans and Other Financing	—	6,708,657,840	—
Other Debt Securities	—	3,459,581,060	46,445,322
Financial Assets Pledged as Collateral	78,513,193	861,261,425	—
Investments in Equity Instruments	20,987,008	—	—
Liabilities
Deposits	—	12,429,468,649	—
Liabilities at fair value through profit or loss	107,760,501	—	—
Derivative Financial Instruments	26,651,539	—	—
Repurchase Transactions	—	50,839,676	—
Other Financial Liabilities	—	2,772,848,068	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	—	300,794,066	—
Debt Securities	—	201,900,664	—
Subordinated Debt Securities	—	447,750,094	—
(*)    Recorded in Other Debt Securities.
(**)    Recorded in Debt Securities at fair value through profit or loss.

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
As stated above, the rates and spreads to be used to discount future cash flows and originate the price of the instrument are determined.
All the modifications to the valuation methods are previously discussed and approved by the Group’s key personnel.
The Group’s financial instruments measured at fair value at the end of the reporting period are detailed below:

Portfolio of Instruments as of 12.31.24	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Argentine Central Bank’s Bills and Notes	2,594,477	—	—
Government Securities	1,336,468,161	11,436,616	29,337,636
Corporate Securities	57,153,467	67,266,711	4,392,046
Derivative Financial Instruments	—	4,161,315	—
Other Debt Securities	1,392,979,157	905,077,075	2,351,628
Other Financial Assets	314,343,062	43,423	19,045,139
Loans and Other Financing	—	24,845,169	—
Financial Assets Pledged as Collateral	31,805,950	115,126,452	—
Investments in Equity Instruments	9,621,984	—	32,464,847
Total Assets	3,144,966,258	1,127,956,761	87,591,296
Liabilities
Liabilities at fair value through profit or loss (*)	9,005,522	—	—
Derivative Financial Instruments	—	7,672,255	—
Total Liabilities	9,005,522	7,672,255	—
Total	3,135,960,736	1,120,284,506	87,591,296
(*)They include the operations of obligations for operations with Government Securities of third parties.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Portfolio of Instruments as of 12.31.23	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Government Securities	1,245,382,006	2,030,356	—
Corporate Securities	54,966,212	1,038,406	540,439
Derivative Financial Instruments	44,981	76,804,426	—
Other Debt Securities	23,173,542	23,271,780	—
Other Financial Assets	107,312,374	46,908	—
Financial Assets Pledged as Collateral	78,513,193	—	—
Investments in Equity Instruments	5,900,805	—	15,086,203
Total Assets	1,515,293,113	103,191,876	15,626,642
Liabilities
Liabilities at fair value through profit or loss (*)	107,760,501	—	—
Derivative Financial Instruments	—	26,651,539	—
Total Liabilities	107,760,501	26,651,539	—
Total	1,407,532,612	76,540,337	15,626,642
(*)Include the operations of obligations for operations with Government Securities of third parties.
The evolution of instruments included in Level 3 Fair Value is detailed below:

Level 3	12.31.23	Transfers(*)	Recognition	Derecognition	Income (Loss)	Inflation Effect	12.31.24
Government Securities	—	25,384,435	7,052,429	(1,673,561)	3,503,160	(4,928,827)	29,337,636
Corporate Securities	540,439	3,394,123	4,799,804	(3,054,708)	(246,313)	(1,041,299)	4,392,046
Other Debt Securities	—	—	2,259,271	—	92,357	—	2,351,628
Other Financial Assets	—	—	20,858,985	(2,384,898)	571,052	—	19,045,139
Investments in Equity Instruments	15,086,203	—	17,102,204	(4,085,495)	15,157,983	(10,796,048)	32,464,847
Total	15,626,642	28,778,558	52,072,693	(11,198,662)	19,078,239	(16,766,174)	87,591,296
(*)Include the movements of levels of financial instruments classified as fair value Level 3, as described below.
The Group's policy is to recognize transfers at the end of each month between fair value levels for the transfer to Level 3 of instruments that do not have observable market prices and for the movement to Level 1 of instruments that have observable market prices at the end of each month. Transfers are also recognized for those cases in which an instrument, in order to obtain a representative price by accruing an IRR, was categorized as Level 2.
The transfers occurred due to the transfer to Level 3 of the instruments that do not have observable market prices at the end of the period for a total of Ps.30,926,616, due to the transfer to Level 1 of the instruments that were in Level 3 for a total of Ps.(1,670,804) and due to the transfer to Level 2 of the instruments that were in Level 3 for a total of Ps.(477,254).

Level 3	12.31.22	Transfers(*)	Recognition	Derecognition	Income (Loss)	Inflation Effect	12.31.23
Government Securities	—	5,988,275	2,312,780	(10,856,632)	3,485,860	(930,283)	—
Corporate Securities	4,236,417	4,042,597	21,631,121	(20,775,504)	2,938,629	(11,532,821)	540,439
Investments in Equity Instruments	14,446,855	—	1,750,680	(5,676,623)	22,299,346	(17,734,055)	15,086,203
Total	18,683,272	10,030,872	25,694,581	(37,308,759)	28,723,835	(30,197,159)	15,626,642
(*)Include the movements of levels of financial instruments classified as fair value Level 3, as described below.
The transfers occurred due to the movement to Level 3 of instruments that do not have observable valuation prices at the end of the period, totaling Ps.6,414,506; the movement to Level 1 of instruments that were previously in Level 3 but had

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
observable market quotations at the end of the period, totaling Ps.(812,584), and the movement to Level 2 of instruments that were in Level 3, and for which, to obtain a representative price, the last market yield to maturity (YTM) was accrued, totaling Ps.4,428,950.
The Group included below the fair value of the instruments not carried at fair value as of the year-end.

Items of Assets/Liabilities as of 12.31.24	Book Value	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	6,744,840,168	6,744,840,168	6,744,840,168	—	—
Loans and Other Financing	14,363,246,752	14,438,918,642	—	—	14,438,918,642
Other Financial Assets	1,402,948,386	1,421,155,861	1,371,997,694	—	49,158,167
Other Debt Securities	2,180,297,530	2,014,450,028	683,870,212	—	1,330,579,816
Financial Assets Pledged as Collateral	1,337,483,673	1,290,610,111	1,290,610,111	—	—
Liabilities
Deposits	18,634,330,825	18,635,672,511	—	3,111,703,299	15,523,969,212
Repurchase Transactions	389,701,262	389,701,262	389,701,262	—	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	441,780,166	440,770,191	—	11,181	440,759,010
Debt Securities	1,009,506,228	1,006,040,757	1,004,186,145	—	1,854,612
Subordinated Debt Securities	266,114,122	263,546,251	—	—	263,546,251
Other Financial Liabilities	3,562,811,596	3,543,405,982	—	293,015,504	3,250,390,478

Items of Assets/Liabilities as of 12.31.23	Book Value	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	4,346,311,187	4,346,311,187	4,346,311,187	—	—
Repurchase Transactions	2,548,194,271	2,548,194,271	2,548,194,271	—	—
Loans and Other Financing	6,708,657,840	6,717,719,873	—	—	6,717,719,873
Other Financial Assets	280,485,439	297,387,677	221,389,593	—	75,998,084
Other Debt Securities	4,148,410,233	4,149,343,309	3,506,891,991	57,801,762	584,649,556
Financial Assets Pledged as Collateral	861,261,425	861,386,841	861,386,841	—	—
Liabilities
Deposits	12,429,468,649	12,430,948,423	—	—	12,430,948,423
Repurchase Transactions	50,839,676	50,839,676	—	—	50,839,676
Financing Received from the Argentine Central Bank and Other Financial Institutions	300,794,066	299,955,874	—	—	299,955,874
Debt Securities	201,900,664	198,526,846	164,879,524	—	33,647,322
Subordinated Debt Securities	447,750,094	437,890,437	—	—	437,890,437
Other Financial Liabilities	2,772,848,068	2,771,813,716	—	—	2,771,813,716

NOTE 5. CASH AND CASH EQUIVALENTS
Cash equivalents are held to meet short-term payment commitments, rather than for investment or similar purposes. A financial asset is classified as cash equivalent if it can be readily convertible into a certain amount of cash and its risk of

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
changes in value is immaterial. Accordingly, an investment with original maturity of three months or less is classified as cash equivalent. Equity interests are excluded from cash equivalents.
Cash and cash equivalents break down as follows:

	12.31.24	12.31.23	12.31.22
Cash and Due from Banks	6,744,840,168	4,346,311,187	3,034,943,050
Argentine Central Bank’s Bills and Notes Maturing up to 90 days(1)	—	57,801,762	4,883,653,261
Receivables from Repurchase transactions(2)	—	2,527,420,963	780,411,901
Loans to Financial Institutions(3)	41,300,000	13,065,818	35,728,771
Overnight Placements in Foreign Banks(3)	309,275,889	38,281,798	170,829,526
Mutual Funds(4) (5)	113,976,549	106,238,623	71,604,603
Time Deposits Maturing up to 90 days(1)	—	25,956,924	19,864,723
Transactions for Cash Sales of Government Securities to be settled with the B.C.R.A. (4)	197,022,957	—	—
Total Cash and Cash Equivalents	7,406,415,563	7,115,077,075	8,997,035,835
(1)Included within Debt Securities at Fair Value through Profit or Loss.
(2)Included within Repurchase Transactions.
(3)Included within Loans and Other Financing.
(4)Included within Other Financial Assets.
(5)Mutual funds are comprised of assets with a liquidity of less than 3 months.
The reconciliation of financing activities as of December 31, 2024, 2023 and 2022 is presented below:

Item	Balances at 12.31.23	Cash flow payments	Cash flow receipts	Other movements	Balances at 12.31.24
Lease Liabilities	64,154,942	(13,014,252)	—	2,574,925	53,715,615
Debt Securities	201,900,664	(213,006,389)	1,074,416,027	(53,804,074)	1,009,506,228
Subordinated Debt Securities	447,750,094	—	—	(181,635,972)	266,114,122
Financing Received from the Argentine Central Bank and Other Financial Institutions	300,794,066	(840,944,036)	1,021,996,169	(40,066,033)	441,780,166
Total	1,014,599,766	(1,066,964,677)	2,096,412,196	(272,931,154)	1,771,116,131

Item	Balances at 12.31.22	Cash flow payments	Cash flow receipts	Other movements	Balances at 12.31.23
Lease Liabilities	52,050,060	(13,877,834)	—	25,982,716	64,154,942
Debt Securities	456,405,788	(342,298,892)	163,367,920	(75,574,152)	201,900,664
Subordinated Debt Securities	307,906,125	—	—	139,843,969	447,750,094
Financing Received from the Argentine Central Bank and Other Financial Institutions	254,097,186	(731,092,446)	813,956,353	(36,167,027)	300,794,066
Total	1,070,459,159	(1,087,269,172)	977,324,273	54,085,506	1,014,599,766

Item	Balances at 12.31.21	Cash flow payments	Cash flow receipts	Other movements	Balances at 12.31.22
Lease Liabilities	57,879,022	(18,141,992)	—	12,313,030	52,050,060
Debt Securities	369,494,858	(272,202,167)	457,242,271	(98,129,174)	456,405,788
Subordinated Debt Securities	347,088,279	—	—	(39,182,154)	307,906,125
Financing Received from the Argentine Central Bank and Other Financial Institutions	313,323,507	(348,739,772)	508,865,006	(219,351,555)	254,097,186
Total	1,087,785,666	(639,083,931)	966,107,277	(344,349,853)	1,070,459,159

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The composition of the item "Other Operations" within the section of adjustments to obtain activities cash flows is detailed below:

Items	12.31.24	12.31.23	12.31.22
Monetary position	3,336,560,124	3,779,125,160	2,811,684,823
Exchange rate	(1,076,461,821)	(917,785,776)	(1,082,773,290)
Others non-cash items	(884,783,275)	6,846,814	(372,346,067)
Total	1,375,315,028	2,868,186,198	1,356,565,466
Non-cash transactions:
On December 6, 2024 Grupo Financiero Galicia S.A. and Banco Galicia acquired, directly and indirectly, 99.99383% of the capital stock and votes of HSBC Bank Argentina S.A. and 100% of HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., HSBC Global Asset Management S.A., HSBC Seguros de Vida (Argentina) S.A. and HSBC Seguros de Retiro (Argentina) S.A. for a total amount of Ps.1,163,250,415, Ps. 364,027,564 of which were cash consideration and Ps.799,222,851 were non-cash consideration comprised as follow: (Note 15).
•Issuance of shares of Ps.681,199,458,
•Issuance of a Negotiable Obligation without public offering in favor of HSBC Latin America B.V. in the amount of Ps.82,436,043 (US81,158, at the exchange rate in effect on the cancellation date),
•Liability in favor of HSBC Latin American B.V. in the amount of Ps.14,544,551 (US$14,319, at the exchange rate in effect on the cancellation date) and,
•Effects of inflation: Ps.21,042,799.
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

NOTE 7. DERIVATIVE FINANCIAL INSTRUMENTS
FORWARD EXCHANGE CONTRACT WITH NO DELIVERY OF THE UNDERLYING ASSET
The Electronic Open Market (Mercado Abierto Electrónico, MAE) and the Rosario Forward Market (ROFEX) have trading areas for the closing, recording and settlement of forward financial transactions between their Agents, including Banco Galicia and Banco GGALS.A. In general, the settlement of these transactions is made without delivering the underlying asset. The settlement is carried out daily in Argentine pesos for the difference, if any, between the closing price traded of the underlying asset and the closing price or value of the underlying asset of the previous day, the price difference impacting on Income.
The transactions are recorded in Off-balance Sheet Items The accrued balances pending settlement are disclosed in the “Derivative Financial Instruments” line, in Assets and/or Liabilities, as appropriate.
PURCHASE - SALE TAKEN WITH DELIVERY OF THE UNDERLYING ASSET
Between July 2022 and 2024, the Argentine Central Bank conducted auctions for put option bids on securities issued by the National Treasury. Put option contracts were non-transferable and such options may be exercised at any time, from 5 business days after the security settlement until the date established in the option term. The call premiums of the options were set by the Argentine Central Bank prior to the bids, and auctions end by price acceptance.
The exercise price arised from the nominal rates traded for the underlying asset the day before the exercise date, considering the highest rate between the average rate traded on the day and the closing value for the market with the

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
highest volume traded between Argentine Stock Exchanges and Markets (Bolsas y Mercados Argentinos, BYMA) and MAE, plus an additional charge set by the Argentine Central Bank.
In July 2024, the Argentine Central Bank offered Financial Entities the possibility to terminate the liquidity options on public securities. These options were terminated by the Entity for the full nominal value at an amount equivalent to the premium in pesos agreed upon at the time, proportional to the number of remaining days until the expiration of each contract, and increased in accordance with the variation of the CER index from the date it was paid until the settlement date of the termination.
The transactions are recorded in Off-Balance Sheet Items, at exercise price. The balances for the transaction premiums are exposed in Assets, in the “Derivative Financial Instruments” line.
The amounts of transactions as of December 31, 2024, and 2023 are as follows:

	Underlying Asset	Type of Settlement	12.31.24(*)	12.31.23(*)
Currency Forward Transactions
Purchases	Foreign currency	Daily difference	925,042,689	1,420,757,835
Sales	Foreign currency	Daily difference	599,043,771	1,286,410,551
Customers´ Purchases	Foreign currency	Daily difference	168,821,690	183,146,399
Customers´ Sales	Foreign currency	Daily difference	435,931,586	118,984,925
Repurchase Transactions
Forward Purchases	Government Securities	With delivery of the underlying asset	195,223,252	51,320,184
Forward Sales	Government Securities	With delivery of the underlying asset	246,937,431	2,625,740,781
Options
Put options taken	Government Securities	With delivery of the underlying asset	—	5,365,848,773
(*)Notional values.
For further details, refer to Schedule O.

NOTE 8. REPURCHASE TRANSACTIONS
As of the indicated dates, the Group maintains the following repurchase transactions:

	12.31.24	12.31.23
Debtors for Reverse Repurchase Transactions of Government Securities	—	2,527,420,963
Interest Accrued Receivable for Reverse Repurchase Transactions	—	20,773,308
Total Repurchase Transactions—Assets	—	2,548,194,271

	12.31.24	12.31.23
Creditors for Repurchase Transactions of Government Securities	388,945,477	50,497,619
Interest Accrued Payable for Repurchase Transactions	755,785	342,057
Total Repurchase Transactions—Liabilities	389,701,262	50,839,676
The notional values of the assets transferred in repurchase transactions are presented in Note 7 and Schedule O.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.24	12.31.23
Reverse Repurchase Transactions recorded in Off-Balance Sheet Items	—	2,541,780,399
Forward purchases for Repurchase transactions recorded in Financial Assets Pledged as Collateral	—	41,138,167

NOTE 9. OTHER FINANCIAL ASSETS
As of the indicated dates, the balances of “Other Financial Assets” were as follows:

	12.31.24	12.31.23
Receivables from Spot Sales of Foreign Currency Pending Settlement	43,359,487	25,328,841
Receivables from Spot Sales of Government Securities Pending Settlement	1,178,670,402	69,412,927
Sundry Debtors	151,294,848	150,137,547
Mutual Funds	313,861,686	107,238,596
Premiums from financial guarantee contracts	9,010,842	12,098,268
Interest accrued receivable	21,450,357	24,736,872
Fiduciary Participation Certificates	19,569,938	120,687
Balances from claims pending recovery	57,093	8,545
Others	568,979	—
Minus: Allowances	(1,463,622)	(1,237,562)
Total	1,736,380,010	387,844,721
The credit rating quality analysis of Other Financial Assets as of December 31, 2024, was as follows:

	Debtors for Sale of Foreign Currency	Debtors for Cash sale of Government Securities to be Settled	Sundry Debtors	Mutual Funds	Premiums from financial guarantee contracts	Interest accrued receivable	Fiduciary participation certificates	Balances from claims pending recovery
Not yet due	43,359,487	1,178,670,402	151,253,042	313,861,686	9,010,842	21,450,357	19,569,938	626,072
Impaired/Uncollectible	—	—	41,806	—	—	—	—	—
Allowances	—	—	(1,463,622)	—	—	—	—	—
Total	43,359,487	1,178,670,402	149,831,226	313,861,686	9,010,842	21,450,357	19,569,938	626,072
The main factors considered by the Group to determine the impaired assets are their due date status and the possibility to realize the related collateral, if appropriate.
Related-party information is disclosed in Note 51.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. LOANS AND OTHER FINANCING
The composition of the Loans and Other Financing portfolio as of the indicated dates is detailed below:

	12.31.24	12.31.23
Non-financial Public Sector	8,145,078	1,003,557
Argentine Central Bank	—	88,839
Financial Institutions	164,350,429	59,446,218
Loans	164,350,429	59,446,218
Non-financial Private Sector and Residents Abroad	14,883,296,443	6,938,130,259
Loans	14,505,135,102	6,693,166,667
Advances	626,409,093	260,991,087
Notes	3,927,828,023	1,532,749,306
Mortgage Loans	317,644,027	82,566,893
Pledge Loans	397,641,851	98,194,742
Personal Loans	1,763,502,535	556,878,251
Credit Card Loans	6,164,899,626	3,717,156,355
Other Loans	888,761,448	108,081,910
Accrued Interest, Adjustments and Quotation Differences Receivable	453,200,330	364,965,325
Documented Interest	(34,751,831)	(28,417,202)
Financial Leases	31,859,811	13,922,116
Other Financing	346,301,530	231,041,476
Less: Allowances	(667,700,029)	(290,011,033)
Total	14,388,091,921	6,708,657,840
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. FINANCIAL ASSETS PLEDGED AS COLLATERAL
The Financial Assets Pledged as Collateral valuated in accordance with their underlying asset for the years under analysis are detailed below:

	12.31.24	12.31.23
Deposits as Collateral	567,506,287	624,608,667
Special Accounts as Collateral—Argentine Central Bank	470,298,830	213,352,982
Forward Purchases of monetary regulatory instruments	446,679,274	101,828,646
Less: Allowances	(68,316)	(15,677)
Total	1,484,416,075	939,774,618
The restricted availability assets are detailed in Note 52.2.

NOTE 13. CURRENT INCOME TAX ASSETS
As of the indicated dates, the balances of Current Income Tax Assets correspond to:

	12.31.24	12.31.23
Tax Advances	209,238	4,455,198
Total	209,238	4,455,198

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
As a result of the aforementioned sale, as of December 31, 2024, Banco de Galicia y Buenos Aires S.A. maintains a credit in Units of Purchasing Value (Unidades de Valor Adquisitivo, UVA) that represents Ps. 16,917,838, net of provisions, and, in dollars, for Ps.29,958,883. On the other hand, Banco GGAL S.A. has a credit in UVA that represents Ps.17,243,019 and, in dollars, for Ps. 13,489,572.

NOTE 15. EQUITY INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES
15.1    Equity Investments in Subsidiaries
The interest and shareholding percentages in companies over which the Group exerts control, and which are consolidated by the Group, are detailed below:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Direct and Indirect Shareholding		Equity Investment %
Company	12.31.24	12.31.23	12.31.24	12.31.23
Agri Tech Investments Argentina S.A.U.	199,937	199,937	100.00%	100.00%
Agri Tech Investments LLC	100	100	100.00%	100.00%
Banco de Galicia y Buenos Aires S.A.U.	668,549,353	668,549,353	100.00%	100.00%
Banco GGAL S.A.	1,244,048,856	—	99.99%	—%
Galicia Asset Management S.A.U.	20,000	20,000	100.00%	100.00%
Galicia Broker Asesores de Seguros S.A.	71,310	71,310	99.99%	99.99%
Galicia Capital US LLC	1,000	1,000	100.00%	100.00%
Galicia Holdings US Inc.	1,000	1,000	100.00%	100.00%
Galicia Investments LLC	100	100	100.00%	100.00%
Galicia Retiro Compañía de Seguros S.A.U.	27,727,278	27,727,278	100.00%	100.00%
Galicia Securities S.A.U.	95,392,000	95,392,000	100.00%	100.00%
Galicia Seguros S.A.U.	1,830,887	1,830,887	100.00%	100.00%
Galicia Ventures LP	1,000	1,000	100.00%	100.00%
Galicia Warrants S.A.	1,000,000	1,000,000	100.00%	100.00%
GGAL Asset Management S.A. S.G.F.C.I.	1,791,487	—	100.00%	—%
GGAL Holdings S.A.	748,712,987,065	—	100.00%	—%
GGAL Participaciones S.A.U.	11,513,929	—	100.00%	—%
GGAL Seguros S.A.(*)	37,855,000	—	100.00%	—%
GGAL Seguros de Retiro S.A.(*)	49,803,430	—	100.00%	—%
IGAM LLC	100	100	100.00%	100.00%
INVIU S.A.U.	809,611,333	809,611,333	100.00%	100.00%
INVIU Capital Markets Limited	1	1	100.00%	100.00%
INVIU Manager Investment Ltd.	1	—	100.00%	—%
INVIU México S.A.P.I. de C.V.	1,500	—	100.00%	—%
INVIU Perú S.A.B. S.A.C.	2,439,992	—	100.00%	—%
INVIU Technology Limited	1	1	100.00%	100.00%
INVIU Uruguay Agente de Valores S.A.	300,000,000	300,000,000	100.00%	100.00%
Naranja Digital Compañía Financiera S.A.U.	1,712,567,500	1,712,567,500	100.00%	100.00%
Nera Paraguay S.A.	1,000	—	100.00%	—%
Nera Uruguay S.A.	30,133	10,000	100.00%	100.00%
NHI(UK) Limited	19,000,000	—	100.00%	—%
N-xers S.A. de C.V.	405,816,000	—	100.00%	—%
Sudamericana Holding S.A.	32,717,429	32,717,429	100.00%	100.00%
Sudamericana Seguros Galicia S.A.(*)	4,512,697,946	4,512,697,946	99.43%	99.43%
Tarjeta Naranja S.A.U.	2,896	2,896	100.00%	100.00%
Tarjetas Regionales S.A.	1,756,704,458	1,756,704,458	100.00%	100.00%
Vestly Asset Management LLC	100	—	100.00%	—%
Vestly México S.A. de C.V.	1,500	—	100.00%	—%
Well Assistance S.A.U.	100,000	100,000	100.00%	100.00%
(*) As of the date of issuance of these financial statements, the process of change of name is pending approval by the Superintendence of Insurance of the Nation.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following are the balances of subsidiaries, according to IFRS as of the indicated dates:

	12.31.24
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss) (*)
Agri Tech Investments Argentina S.A.U.	3,114,186	1,741,064	1,373,122	(3,431,240)
Agri Tech Investments LLC	1,524,248	141,392	1,382,856	(2,202,291)
Banco de Galicia y Buenos Aires S.A.U.	21,650,681,532	17,253,665,742	4,397,015,790	1,356,024,083
Banco GGAL S.A. (**)	5,647,423,202	4,166,011,683	1,481,411,519	(163,741,840)
Galicia Asset Management S.A.U.	85,453,480	31,889,854	53,563,626	68,249,556
Galicia Broker Asesores de Seguros S.A.	2,852,977	957,757	1,895,220	2,495,730
Galicia Capital US LLC	3,725,503	1,499,906	2,225,597	(1,256,211)
Galicia Holdings US Inc.	5,159,572	—	5,159,572	(1,907,343)
Galicia Investments LLC	24,377	—	24,377	(11,859)
Galicia Retiro Compañía de Seguros S.A.U. (***)	6,123,205	5,690,298	432,907	(1,278,348)
Galicia Securities S.A.U.	164,158,102	126,695,334	37,462,768	24,260,559
Galicia Seguros S.A.U. (***)	49,381,380	24,932,086	24,449,294	3,046,917
Galicia Ventures LP	2,437,740	—	2,437,740	(1,038,355)
Galicia Warrants S.A.	12,393,562	3,895,833	8,497,729	1,035,508
GGAL Asset Management S.A. S.G.F.C.I. (**)	22,644,857	4,798,219	17,846,638	635,271
GGAL Holdings S.A. (**)	1,632,063,244	3,951,695	1,628,111,549	(171,064,849)
GGAL Participaciones S.A.U. (**)	7,324,678	1,794,674	5,530,004	(2,667,809)
GGAL Seguros S.A. (**)	238,346	185,847	52,499	6,911
GGAL Seguros de Retiro S.A. (**)	353,192	318,621	34,571	2,766
IGAM LLC	20,595,120	2,926	20,592,194	(11,659,852)
INVIU S.A.U.	126,139,846	116,905,609	9,234,237	(7,642,233)
INVIU Capital Markets Limited	2,253,594	258,501	1,995,093	112,382
INVIU Manager Investment Ltd.	122,030	23,230	98,800	(3,872)
INVIU México S.A.P.I. de C.V.	79	—	79	68
INVIU Perú S.A.B. S.A.C.	682,068	178,185	503,883	(132,770)
INVIU Technology Limited	255,705	154,687	101,018	95,768
INVIU Uruguay Agente de Valores S.A.	3,076,758	1,549,649	1,527,109	2,954
Naranja Digital Compañía Financiera S.A.U.	1,614,738,510	1,530,604,194	84,134,316	50,857,429
Nera Paraguay S.A.	141,392	—	141,392	(27,244)
Nera Uruguay S.A.	2,086	21,511	(19,425)	(18,940)
NHI(UK) Limited	20,658,177	—	20,658,177	59,600
N-xers S.A. de C.V.	20,658,671	—	20,658,671	40,638
Sudamericana Holding S.A. (***)	41,668,374	1,100,635	40,567,739	(16,612,088)
Sudamericana Seguros Galicia S.A. (***)	255,113,689	243,338,811	11,774,878	(22,332,429)
Tarjeta Naranja S.A.U.	3,456,748,840	2,790,209,417	666,539,423	185,514,733
Tarjetas Regionales S.A.	806,800,441	19,010,578	787,789,863	233,403,856
Vestly Asset Management LLC	103	—	103	16
Vestly México S.A. de C.V.	75	—	75	65
Well Assistance S.A.U. (***)	72,518	21,826	50,692	45,623

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
____________________
(*)    Income attributable to the shareholders of the parent.
(**)Results corresponding to the month of December 2024.
(***) Results for the 12-month period ended December 31, 2024.

	12.31.23
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss) (*)
Agri Tech Investments Argentina S.A.U.	6,070,588	1,969,979	4,100,609	(1,701,770)
Agri Tech Investments LLC	2,838,253	—	2,838,253	(2,986,672)
Banco de Galicia y Buenos Aires S.A.U.	18,864,751,990	15,268,463,041	3,596,288,949	613,295,953
Cobranzas Regionales S.A.	—	—	—	(8,089,091)
Galicia Asset Management S.A.U.	62,663,964	20,772,640	41,891,324	53,790,630
Galicia Broker Asesores de Seguros S.A. (**)	3,577,650	1,169,454	2,408,196	3,194,838
Galicia Capital US LLC	88,029	—	88,029	(34,097)
Galicia Holdings US Inc.	88,046	88,029	17	9
Galicia Investments LLC	17,404	—	17,404	(15,681)
Galicia Retiro Compañía de Seguros S.A.U. (**)	8,451,130	6,739,874	1,711,256	236,888
Galicia Securities S.A.U.	126,175,880	101,518,888	24,656,992	27,834,277
Galicia Seguros S.A.U. (**)	49,883,027	19,139,515	30,743,512	15,356,894
Galicia Ventures LP	1,740,428	—	1,740,428	479,324
Galicia Warrants S.A.	12,151,596	4,131,353	8,020,243	364,780
IGAM LLC	26,120,664	4,900	26,115,764	3,246,941
INVIU S.A.U.	108,729,756	91,853,286	16,876,470	1,216,462
INVIU Capital Markets Limited	39,646	37	39,609	20,476
INVIU Technology Limited	6,076	—	6,076	(5,357)
INVIU Uruguay Agente de Valores S.A.	4,049,539	2,525,385	1,524,154	(811,524)
Naranja Digital Compañía Financiera S.A.U.	535,268,142	502,628,998	32,639,144	(14,720,325)
Nera Uruguay S.A.(****)	—	1,152	(1,152)	562
Sudamericana Holding S.A. (**)	70,783,767	5,421,927	65,361,840	25,393,345
Sudamericana Seguros Galicia S.A.(*****)	346,735,388	312,628,081	34,107,307	991,253
Tarjeta Naranja S.A.U.	2,412,434,597	1,896,651,108	515,783,489	62,132,198
Tarjetas Regionales S.A.	597,497,533	24,681	597,472,852	33,623,203
Well Assistance S.A.U. (***)	1,206	7,232	(6,026)	(6,026)
____________________
((*)    Income attributable to the shareholders of the parent.
(**)    Net income for the nine-month period ended September 30, 2023.
(***) Net income for the twelve-month period ended December 31, 2023.
(****) Net income for the six-month period ended December 31, 2023.
(*****) Net income for the three-month period ended December 31, 2023.
Corporate Reorganization
Tarjeta Naranja S,A.U. and Cobranzas Regionales S.A.
On July 14, 2023, the Group decided to initiate the necessary steps to carry out a merger by absorption (the “Merger”), whereby Tarjeta Naranja S.A.U. (absorbing company) absorbs Cobranzas Regionales S.A. (absorbed company) effective as from October 1, 2023.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Merger was carried out within the provisions established in Article 80, Paragraph c), and concordant articles of the Income Tax Law No. 20,628 (Ordered Text of 2019) and its regulations, with the aim, inter alia, of: (i) unifying the administration and management of both companies, with the consequent optimization of services and reduction of costs, (ii) unifying the commercial and marketing programs, (iii) increasing synergy and efficiency to provide a better and more effective customer service and a more efficient rendering of services, (iv) strengthening the payment pooling business within the economic group with the commercial experience Tarjeta Naranja S.A.U. has with its network of physical branch offices (more than 150 throughout the country), and (v) improving the organization and use of resources.
The Prior Merger Agreement was executed by the parties on December 4, 2023, having been approved by the Boards of Directors of Tarjeta Naranja S.A.U. (absorbing company) and Cobranzas Regionales (absorbed company) on the same date.
Participation in other controlled companies
During the first quarter of 2023, the Board of Directors of Grupo Financiero Galicia S.A. decided to create two companies, Galicia Investments LLC in the state of Delaware, in the United States of America, and Galicia Ventures LP in Ontario, Canada, in order to facilitate the investment initiatives within the open innovation and corporate venturing program.
On October 11, 2023, the Group acquired 99.434% of the capital stock of Seguros Sura S.A., an insurance company with insurance solutions and services for individuals and families, SMEs, large companies and the agricultural and livestock segment, served by a broad network of insurance advisors (see Note 15.3 - Business combinations).
On October 23, 2023, the Board of Directors of the Company decided to create two companies in the United States of America, Galicia Holdings US Inc. in the state of Delaware, controlling Galicia Capital US LLC, in the state of Florida, a company aimed at attracting new customers by incorporating a wide range of financial instruments and enabling the development of innovative credit products.
On April 9, 2024, Grupo Galicia entered into a share purchase agreement with HSBC Latin America B.V. (“HLA”), under which it simultaneously acquired the shareholdings that HLA directly held in HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., and HSBC Bank Argentina S.A. (together with HSBC Argentina Holdings S.A. and HSBC Participaciones (Argentina) S.A.) (see Note 15.3- Business combinations).
On November 19, 2024, the Board of Directors of the Company together with its subsidiary Tarjetas Regionales S.A. resolved the creation of a company based in the United Mexican States called N-XERS S.A. de C.V.. This new company is controlled by NHI(UK) Limited, a subsidiary of Tarjetas Regionales S.A.
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

Company	Equity Investment %	Place of Business	12.31.24	12.31.23
Play Digital S.A.	19.75%	CABA	4,087,764	5,771,514
The movements of such investment are as follows:

Company	12.31.23	Contributions	Purchase of shares	Profit Sharing in income (loss) for the Year	12.31.24
Play Digital S.A.	5,771,514	568,795	3,042,092	(5,294,637)	4,087,764

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company	12.31.22	Contributions	Sales of shares	Profit Sharing in income (loss) for the Year	12.31.23
Play Digital S.A.	4,521,578	5,238,895	250,178	(4,239,137)	5,771,514
The basic information regarding Grupo Financiero Galicia’s associates is detailed as follows:

	Profit Sharing in income (loss) for the Year (*)
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss)
Play Digital S.A.	33,650,370	23,314,600	10,335,770	(15,706,485)
(*) Balances according to financial statements as of September 31, 2024, restated in closing currency.
For more details see Schedule E.
15.3         Business combinations
Sudamericana Seguros Galicia S.A. (ex Seguros Sura S.A.)
On August 11, 2023 Sudamericana Holding S.A. entered into a share purchase agreement with Suramericana S.A. and Santa María del Sol S.A.U. (collectively “the seller”), whereby they agreed to sell their entire shareholding in Seguros Sura S.A. after approval of such transaction by the Argentine Superintendency of Insurance (Superintendencia de Seguros de la Nación, SSN).
On September 21, 2023, the SSN approved the transaction and, as a consequence, on October 11, 2023, it was materialized through the transfer of 4,512,697,946 ordinary shares with a nominal value of Ps.1 (expressed in Argentine pesos) and with one vote per share, representing 99.43% of the capital and votes of Sudamericana Seguros Galicia S.A. (formerly Seguros Sura S.A.).
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
The acquired business generated, from the insurance activity, income for the Group amounting to Ps.64,299,530 and a loss of Ps.(985,642) for the period from the acquisition date to December 31, 2023. If such acquisition had occurred on January 1, 2023, the income would have amounted to Ps.236,304,077 and the loss would have amounted to Ps.(9,346,437).
The consideration paid for the business combination amounted to Ps.24,280,276.
The fair value of the net assets acquired as at September 30, 2023 amounted to Ps.34,899,862.
Due to the strategy of concentrating its operations in fewer countries and the need to sell the company in Argentina, the seller accepted the consideration paid. Since the latter is lower than the amount of net assets acquired, the Group recorded a gain of Ps.10,619,586 in “Share of profit from Associates and Joint Ventures.”
The Assets and Liabilities arising from the acquisition are detailed below:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Item	Fair value
Assets
Cash and Due from Banks	5,566,223
Investments	167,389,692
Property, Plant and Equipment	5,159,816
Reinsurance Contract Assets	34,983,523
Other Assets	26,928,803
Total Assets	240,028,057
Liabilities
Provisions	1,223,339
Insurance Contracts Liabilities	185,364,707
Other Liabilities	18,341,451
Total Liabilities	204,929,497
Net Assets	35,098,560
Non-controlling Interest (*)	(198,698)
Net Assets Acquired	34,899,862
(*) Non-controlling Interest is proportionate to Purchase Price Allocation.
GGAL Holdings S.A. (ex HSBC Argentina Holdings S.A.)
On April 9, 2024, Banco Galicia together with Grupo Financiero Galicia S.A. entered into a share purchase agreement with HSBC Latin America B.V. (“HLA”) pursuant to which they simultaneously acquire the equity interests that HLA currently holds directly in HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A. and HSBC Bank Argentina S.A. (together with HSBC Argentina Holdings S.A. and HSBC Participaciones (Argentina) S.A., the “Direct Participation”.
On September 12, 2024, the Central Bank of Argentina issued Resolution No. 309, approving the acquisition by Banco Galicia and Grupo Financiero Galicia S.A. of HSBC Latin America B.V.'s (“HLA”) shareholding in HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A. and HSBC Bank Argentina S.A. through a share purchase agreement.
Banco Galicia was the purchaser of 57.89% of the Direct Equity Interests, and Grupo Financiero Galicia S.A. was the purchaser of the remaining 42.11%.
Banco Galicia and Grupo Financiero Galicia S.A. simultaneously acquired, directly and indirectly, 99.99383% of the capital stock and voting rights of HSBC Bank Argentina S.A., and 100% of HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., HSBC Global Asset Management S.A., HSBC Seguros de Vida (Argentina) S.A., and HSBC Seguros de Retiro (Argentina) S.A.
On December 6, 2024, it was materialized through the transfer of the Direct Participation according to the following detail:

			Grupo Financiero Galicia S.A.		Banco de Galicia y Buenos Aires S.A.
				42.11%		57.89%
Acquired company	Capital Stock	Total shares acquired	Shares	% of ownership	Shares	% of ownership
GGAL Holdings S.A. (ex - HSBC Argentina Holdings S.A.)	1,184,364,392	1,180,367,030	497,052,556	41.968%	683,314,474	57.695%
GGAL Participaciones S.A.U. (ex - HSBC Participaciones S.A.)	11,513,929	65,222	27,465	0.239%	37,757	0.328%
Banco GGAL S.A. (ex - HSBC Bank Argentina S.A.)	1,244,125,589	103,739	43,684	0.004%	60,055	0.005%
Additionally, Grupo Financiero Galicia S.A. acquired a subordinated debt issued by Banco GGAL S.A. (formerly HSBC Bank Argentina S.A.) in favor of HSBC Latin America Holdings (UK) Limited, for a N.V. of US$100,000.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The acquired business has 101 branches, whose geographic distribution is very similar to that of Grupo Galicia. In terms of revenue synergies, this transaction incorporates 593,330 individual and 10,141 corporate customers. In addition, a significant portion of these customers belong to the most attractive high-income segments with higher value generation and high transactionality.
As a result, Grupo Galicia became the largest private financial group in Argentina, confirming its commitment to the sustainable development and growth of the country. This transaction allows the group to generate economies of scale and strengthen its value proposition based on our three strategic pillars -experience, growth and profitability-. In this way, we will continue to differentiate ourselves from our competitors, improve the daily lives of our customers and complement our product offering, generating capabilities for the development of our businesses and stakeholders.
Furthermore, the acquisition of life and pension insurance businesses represents a strategic move in the insurance sector, adding two high-potential product segments to the group’s portfolio. This opportunity represents an excellent proposition to continue adding assets and businesses, strengthening the group’s economic and financial position, solvency and liquidity, and the sustainability of the organization.
The acquired business generated revenue for the Group of Ps. 68,940,102 and a result (loss) of Ps.(170,185,166) for the period from the acquisition date to December 31, 2024.
If the acquisition had taken place on January 1, 2024, the revenue would have been Ps 1,588,425,956, and the result would have been a profit of Ps. 42,686,474.
The transaction amount at the closing currency exchange rate amounted to Ps.1,163,250,415.
The fair value of the acquired net assets at the closing currency exchange rate amounts to Ps.1,793,241,094, as detailed below:

Item	Fair value
GGAL Holdings S.A. (ex - HSBC Argentina Holdings S.A.)	1,793,057,450
GGAL Participaciones S.A.U. (ex - HSBC Participaciones S.A.)	46,438
Banco GGAL S.A. (ex - HSBC Bank Argentina S.A.)	137,206
Total	1,793,241,094
The fair value of the net assets acquired is currently under review and could be subject to changes within one year from the date of acquisition, in accordance with IFRS 3, however, it is estimated that no significant variations will arise from the aforementioned review.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Item	Fair Value
Assets
Cash and Due from Banks	1,310,884,991
Debt Securities at Fair Value through Profit or Loss	85,941,022
Derivative Financial Instruments	7,156,180
Repurchase Transactions	1,496,333
Other Financial Assets	289,188,864
Loans and Other Financing	2,067,304,949
Other Debt Securities	1,379,504,388
Financial Assets Pledged as Collateral	162,330,005
Investments in Equity Instruments	10,108,406
Investment in Associates and Joint Ventures	108,427,963
Property, Plant and Equipment	214,331,665
Intangible Assets Core Deposits	37,027,487
Intangible Assets	18,660,007
Deferred Income Tax Assets	67,021,832
Other Non-financial Assets	103,888,529
Non-current Assets Held for Sale	14,504,969
Total Assets	5,877,777,590
Liabilities
Deposits	3,475,435,914
Derivative Financial Instruments	5,188,139
Repurchase Transactions	12,199,674
Other Financial Liabilities	236,486,532
Financing from the Argentine Central Bank and Other Financial Institutions	6,315,307
Subordinated Debt Securities	94,534,136
Provisions	29,118,510
Deferred Income Tax Liabilities	44,918,911
Other Non-Financial Liabilities	180,237,868
Total Liabilities	4,084,434,991
Net Assets	1,793,342,599
Non-controlling Interest (*)	(101,505)
Net assets acquired	1,793,241,094
(*) Non-controlling Interest is proportionate to Purchase Price Allocation.
The acquisition of the business at a value lower than its market value was due to a combination of strategic and negotiation factors. The seller’s intention to concentrate its operations in fewer countries led them to sell their companies in Argentina and accept the price paid. This purchase represents an investment that allows us to obtain valuable assets and key capabilities at a reduced cost, thus strengthening our competitive position. Since the price paid is lower than the fair value of the assets acquired, Grupo Galicia recorded a gain of Ps.724,524,816 in “Share of profit from Associates and Joint Ventures”.
On December 6, 2024, Grupo Galicia cancelled its obligations with HLA for a total of Ps. 1,132,623,107. This settlement was made through a bank transfer of Ps. 354,443,055, the issuance of shares for Ps. 681,199,458 (see Note 31), the issuance of a non-publicly offered negotiable obligation for Ps. 82,436,043 (US$81,158, at the exchange rate in effect on

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
the settlement date) (see Note 27), and a liability of Ps. 14,544,551 (US$14,319.03, at the exchange rate in effect on the settlement date). The last two amounts correspond to the price adjustment agreed upon in the transaction.
Corporate Restructuring - GGAL Holdings S.A. (ex HSBC Argentina Holdings S.A.)
As part of the corporate restructuring of GGAL Holdings S.A., the following transactions took place:
On December 26, 2024, Grupo Financiero Galicia S.A. acquired 3,997,362 shares of GGAL Holdings S.A. from GGAL Participaciones S.A. On the same date, it acquired shares of GGAL Participaciones S.A. from Banco GGAL S.A. Additionally, Galicia Asset Management S.A.U. acquired Banco GGAL S.A.'s 43.5608% stake in GGAL Asset Management S.A. S.G.F.C.I.
On December 30, 2024, Banco Galicia and Grupo Financiero Galicia S.A. contributed all of their shares in GGAL Participaciones S.A. to GGAL Holdings S.A. in kind, with GGAL Participaciones S.A. becoming GGAL Participaciones S.A.U. This modification was registered with the Public Registry of Commerce on February 3, 2025.
Corporate Reorganizations
On February 3, 2025, the Boards of Directors of the companies involved resolved to initiate the necessary steps to carry out a corporate reorganization. The objective is to improve the organization and use of resources, as well as to achieve a more effective and efficient technical and administrative management.
The Corporate Reorganization will consist of a spin-off-merger and mergers by absorption, in accordance with the provisions of: (a) Article 88, first paragraph, subsection I, and Article 82 of the General Companies Law No. 19,550, and its amendments ("LGS"), (b) Articles 146, 151, and 152 of General Resolution 15/2024 of the IGJ, and (c) framing it as three simultaneous and interconnected business reorganizations free of taxes between entities of the same economic group under Article 80 of the Income Tax Law, consolidated text by Decree 824/2019 and its amendments (the "LIG"). See Note 54.

NOTE 16. LEASES
This Note provides information for leases where the Grupo is the lessee:
(i) Amounts recognized in the Statement of Financial Position:

	12.31.24	12.31.23
Right-of-use asset (1)	56,361,689	38,708,760
Real estate	56,361,689	38,708,760
Lease Liabilities (2)	(53,715,615)	(64,154,942)
(1)     Recorded in Property, Plant and Equipment.
(2)     Recorded in Other Financial Liabilities, see Note 25.
Additions to the right-of-use assets during the financial year were Ps.10,620,359.
The maturity of lease liabilities is disclosed in Note 45.
(ii) Amounts recognized in the Statement of Income:

	12.31.24	12.31.23
Charge for depreciation of right-of-use assets (1)(2)	(12,625,116)	(14,722,407)
Interest Expenses (3)	(5,665,756)	(7,413,608)
Expenses related to short-term leases (4)	(131,442)	(469,656)
Expenses related to low-value assets leases (4)	(1,293,315)	(1,134,640)
Sublease Income (5)	212,852	153,669

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(1)Depreciation for right of use of Real Property.
(2)Recorded in Depreciation Expenses, see Note 39.
(3)Recorded in Other Operating Expenses, Lease Interest, see Note 40.
(4)Recorded in Administrative Expenses, see Note 38.
(5)Recorded in Other Operating Income, see Note 34.
The roll forward of right -of-use assets and lease liabilities during the years 2024 and 2023 is as follows:

Right-of-use assets	12.31.24	12.31.23
Balances at the beginning of the year	38,708,760	50,131,785
Acquisitions through business combinations (*)	23,311,209	—
Additions	10,620,359	11,510,237
Cancellation of contracts	(3,653,523)	(8,210,855)
Depreciation of the year	(12,625,116)	(14,722,407)
Balances at the end of the year	56,361,689	38,708,760
(*) See Note 15

Lease liabilities(1)	12.31.24	12.31.23
Balances at the beginning of the year	64,154,942	52,050,060
Acquisitions through business combinations	14,696,639	—
New contracts	10,620,359	11,510,237
Cancellation of contracts	(3,892,573)	(8,210,855)
Lease payments	(13,014,252)	(13,877,834)
Leases financial cost	5,665,756	7,413,608
Translation differences and inflation adjustment	(24,515,256)	15,269,726
Balances at the end of the year	53,715,615	64,154,942
(1)Recorded in the item Other Financial Liabilities, see Note 25.
The total cash flows related to leases was Ps.13,014,252.

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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19. DEFERRED INCOME TAX ASSETS/LIABILITIES
Changes in “Deferred Income Tax Assets and Liabilities” during the fiscal years ended December 31, 2024, and December 31, 2023, are as follows:
Deferred Income Tax Assets

Item	12.31.23	Inclusions (*)	Charge to Income	12.31.24
Valuation of Securities	324,671,889	—	(324,671,889)	—
Other Financial Assets	—	7,337,459	28,865,989	36,203,448
Loans and Other Financing	115,224,202	18,392,182	68,316,974	201,933,358
Tax Loss Carryforwards	5,338,044	40,510,513	16,330,788	62,179,345
Insurance Contract Assets	3,805,069	—	(3,805,069)	—
Reinsurance Contract Assets	—	—	15,367,777	15,367,777
Other Financial Liabilities	1,531,055	—	688,771	2,219,826
Subordinated Debt Securities	—	3,107,934	(42,122)	3,065,812
Provisions	26,290,773	4,076,235	61,567,129	91,934,137
Insurance Contracts Liabilities	38,932	—	(38,932)	—
Reinsurance Contracts Liabilities	51,934,491	—	1,142,815	53,077,306
Other Non-financial Liabilities	29,940,328	4,723,918	64,674,518	99,338,764
Foreign Currency Exchange Differences	217,798	—	(46,173)	171,625
Inflation adjustment deferral	3,698,554	523,954	(3,551,397)	671,111
Others	—	—	9,832,966	9,832,966
Totals	562,691,135	78,672,195	(65,367,855)	575,995,475
Net deferred tax assets in subsidiaries with net liability position	(149,477,011)	—	(18,498,678)	(167,975,689)
Deferred tax assets	413,214,124	78,672,195	(83,866,533)	408,019,786
(*) See Note 15.3.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Deferred Income Tax Liabilities

Item	12.31.23	Inclusions (*)	Charge to Income	12.31.24
Valuation of Securities	(1,985,620)	(22,608,465)	(107,500,569)	(132,094,654)
Derivate Instruments	(1,690,497)	—	3,384,039	1,693,542
Other Financial Assets	(8,948,032)	—	594,773	(8,353,259)
Property, Plant and Equipment	(86,519,312)	16,549,372	(5,793,787)	(75,763,727)
Intangible Assets	(66,418,997)	12,599,631	23,110,266	(30,709,100)
Insurance Contract Assets	—	—	(5,075,159)	(5,075,159)
Reinsurance Contract Assets	(15,813,202)	—	—	(15,813,202)
Other Non-financial Assets	(1,043,018)	(4,153,914)	(8,054,099)	(13,251,031)
Other Financial Liabilities	—	3,104,817	(6,762,877)	(3,658,060)
Debt Securities	(179,246)	—	(443,712)	(622,958)
Subordinated Debt Securities	(8,954)	—	8,954	—
Reinsurance Contracts Liabilities	(1,142,815)	—	(17,198,669)	(18,341,484)
Other Non-financial Liabilities	—	—	(657,972)	(657,972)
Inflation adjustment deferral	(10,538)	—	6,120	(4,418)
Others	(3,510,390)	—	1,027,532	(2,482,858)
Totals	(187,270,621)	5,491,441	(123,355,160)	(305,134,340)
Net deferred tax liabilities in subsidiaries with net asset position	149,477,011	—	18,498,678	167,975,689
Deferred tax liabilities	(37,793,610)	5,491,441	(104,856,482)	(137,158,651)
(*) See Note 15.3.
Deferred Income Tax Assets

Item	12.31.22	Inclusions (*)	Charge to Income	12.31.23
Valuation of Securities	1,059,688	—	323,612,201	324,671,889
Loans and other financing	137,451,052	—	(22,226,850)	115,224,202
Tax Loss Carryforwards	14,284,863	—	(8,946,819)	5,338,044
Insurance Contract Assets	193,886	—	3,611,183	3,805,069
Other Non-financial Assets	10,870,174	—	(10,870,174)	—
Other Financial Liabilities	3,091,009	—	(1,559,954)	1,531,055
Provisions	35,029,229	3,503,170	(12,241,626)	26,290,773
Insurance Contracts Liabilities	38,932	—	—	38,932
Reinsurance Contracts Liabilities	—	29,760,535	22,173,956	51,934,491
Other Non-financial Liabilities	20,996,456	2,428,796	6,515,076	29,940,328
Foreign Currency Exchange Differences	43,236	—	174,562	217,798
Inflation adjustment deferral	19,894,874	663,212	(16,859,532)	3,698,554
Others	235,527	—	(235,527)	—
Totals	243,188,926	36,355,713	283,146,496	562,691,135
Net deferred tax assets in subsidiaries with net liability position	(193,779,889)	—	44,302,878	(149,477,011)
Deferred tax assets	49,409,037	36,355,713	327,449,374	413,214,124

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(*) See Note 15.3.
Deferred Income Tax Liabilities

Item	12.31.22	Inclusions (*)	Charge to Income	12.31.23
Valuation of Securities	(64,920,254)	368,674	62,565,960	(1,985,620)
Derivative Instruments	(3,145,016)	—	1,454,519	(1,690,497)
Other Financial Assets	(3,901,452)	(3,215,188)	(1,831,392)	(8,948,032)
Property, Plant and Equipment	(98,018,005)	(6,463,751)	17,962,444	(86,519,312)
Intangible Assets	(64,985,459)	—	(1,433,538)	(66,418,997)
Reinsurance Contract Assets	—	—	(15,813,202)	(15,813,202)
Other Non-financial Assets	(1,345,182)	—	302,164	(1,043,018)
Debt Securities	(508,417)	—	329,171	(179,246)
Subordinated Debt Securities	(61,446)	—	52,492	(8,954)
Reinsurance Contracts Liabilities	—	—	(1,142,815)	(1,142,815)
Other Non-financial Liabilities	(31,567)	(126,845)	158,412	—
Inflation adjustment deferral	(35,672)	—	25,134	(10,538)
Others	—	(3,607,424)	97,034	(3,510,390)
Totals	(236,952,470)	(13,044,534)	62,726,383	(187,270,621)
Net deferred tax liabilities in subsidiaries with net asset position	193,779,889	—	(44,302,878)	149,477,011
Deferred tax liabilities	(43,172,581)	(13,044,534)	18,423,505	(37,793,610)
(*) See Note 15.3.
In addition, the expiration dates of tax loss carryforwards are as follows:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2019	39,475	2024	9,869
2020	5,873,700	2025	2,053,891
2021	14,754,018	2026	5,096,030
2022	24,624,804	2027	8,353,104
2023	1,502,489	2028	379,335
2024	144,478,471	2029	46,287,116
	191,272,957		62,179,345

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20. ASSETS/LIABILITIES FOR INSURANCE AND REINSURANCE CONTRACTS
Assets and Liabilities related to insurance and reinsurance contracts as of the indicated dates are detailed as follows:

			Total as
	Life	Non Life	12.31.24
Insurance contract assets	15,412,158	18,831,829	34,243,987
Insurance contract liabilities	(464,689,583)	(201,452,599)	(666,142,182)
Reinsurance contract assets	262,975	54,194,844	54,457,819

			Total as
	Life	Non Life	12.31.23
Insurance contract assets	3,304,030	18,083,988	21,388,018
Insurance contract liabilities	(5,099,737)	(225,077,576)	(230,177,313)
Reinsurance contract assets	—	62,315,290	62,315,290
Reinsurance contract liabilities	(998,629)	(3,712,988)	(4,711,617)

	12.31.24	12.31.23
Insurance contract assets	34,243,987	21,388,018
Insurance contract liabilities	(666,142,182)	(230,177,313)
Liabilities for remaining coverage	(406,484,650)	43,156,717
Estimates of the present value of cash flows	(295,148,267)	(3,996,947)
Risk adjustment	(56,513,275)	(189,413)
Contractual service margin	(102,426,121)	(2,781,673)
Loss component	(1,357,122)	(928,065)
Premium reserve - Simplified Model	48,960,135	51,052,815
Liabilities for incurred claims	(225,413,545)	(251,946,012)
Estimates of the present value of cash flows	(221,324,498)	(248,130,456)
Risk adjustment	(4,089,047)	(3,815,556)
Reinsurance contract assets	54,457,819	62,315,290
Reinsurance contract liabilities	—	(4,711,617)
Liabilities for remaining coverage	18,806,448	9,408,290
Premium reserve - Simplified Model	18,806,448	9,408,290
Liabilities for incurred claims	35,651,371	48,195,383
Estimates of the present value of cash flows	35,502,256	48,051,193
Risk adjustment	149,115	144,190

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening insurance contract assets	32,342,203	(836,715)	(9,825,388)	(292,082)	21,388,018
Opening insurance contract liabilities	11,742,579	(91,350)	(238,305,068)	(3,523,474)	(230,177,313)
Net balance as at December 31, 2023	44,084,782	(928,065)	(248,130,456)	(3,815,556)	(208,789,295)
Insurance revenue	376,467,586	—	—	—	376,467,586
Incurred claims and other directly attributable expenses	—	—	(298,316,959)	(2,462,709)	(300,779,668)
Changes that relate to past service – changes in the FCF relating to the LIC	—	—	15,001,112	339,691	15,340,803
Losses on onerous contracts and reversal of those losses	—	(930,942)	—	—	(930,942)
Insurance acquisition cash flows amortization	(81,971,233)	—	—	—	(81,971,233)
Insurance service expenses	(81,971,233)	(930,942)	(283,315,847)	(2,123,018)	(368,341,040)
Insurance service result	294,496,353	(930,942)	(283,315,847)	(2,123,018)	8,126,546
IAS 29 + Finance expenses from insurance contracts held	(60,948,075)	501,885	84,966,654	1,849,527	26,369,991
Total amounts recognized in comprehensive income	233,548,278	(429,057)	(198,349,193)	(273,491)	34,496,537
Cash flows
Premiums received	(298,944,297)	—	—	—	(298,944,297)
Claims and other directly attributable expenses paid	—	—	225,155,151	—	225,155,151
Insurance acquisition cash flows	56,097,053	—	—	—	56,097,053
Total cash flows	(242,847,244)	—	225,155,151	—	(17,692,093)
Acquisitions	(439,913,344)	—	—	—	(439,913,344)
Net balance as at December 31, 2024	(405,127,528)	(1,357,122)	(221,324,498)	(4,089,047)	(631,898,195)
Closing insurance contract liabilities	(449,045,121)	(1,354,612)	(211,813,016)	(3,929,433)	(666,142,182)
Closing insurance contract assets	43,917,593	(2,510)	(9,511,482)	(159,614)	34,243,987
Net balance as at December 31, 2024	(405,127,528)	(1,357,122)	(221,324,498)	(4,089,047)	(631,898,195)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening reinsurance contract assets	17,163,386	407,238	44,672,218	72,448	62,315,290
Opening reinsurance contract liabilities	(8,162,334)	—	3,378,975	71,742	(4,711,617)
Net balance as at December 31, 2023	9,001,052	407,238	48,051,193	144,190	57,603,673
Reinsurance expenses	(23,127,311)	—	—	—	(23,127,311)
Incurred claims recovery	—	—	27,011,242	58,709	27,069,951
Changes that relate to past service - changes in the FCF relating to incurred claims recovery	—	—	4,119,202	27,976	4,147,178
Loss recovery component	—	(187,009)	—	—	(187,009)
Net income (expenses) from reinsurance contracts held	(23,127,311)	(187,009)	31,130,444	86,685	7,902,809
IAS 29 + Finance results from reinsurance contracts held	(1,130,942)	(220,229)	(27,806,381)	(81,760)	(29,239,312)
Total amounts recognized in comprehensive income	(24,258,253)	(407,238)	3,324,063	4,925	(21,336,503)
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	34,063,649	—	—	—	34,063,649
Recoveries from reinsurance	—	—	(15,873,000)	—	(15,873,000)
Total cash flows	34,063,649	—	(15,873,000)	—	18,190,649
Acquisitions	—	—	—	—	—
Net balance as at December 31, 2024	18,806,448	—	35,502,256	149,115	54,457,819
Closing reinsurance contract liabilities	—	—	—	—	—
Closing reinsurance contract assets	18,806,448	—	35,502,256	149,115	54,457,819
Net balance as at December 31, 2024	18,806,448	—	35,502,256	149,115	54,457,819

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening insurance contract assets	15,485,537	—	(7,416,071)	(456,661)	7,612,805
Opening insurance contract liabilities	(3,599,162)	—	(5,191,812)	(68,088)	(8,859,062)
Net balance as at December 31, 2022	11,886,375	—	(12,607,883)	(524,749)	(1,246,257)
Insurance revenue	208,578,621	—	—	—	208,578,621
Incurred claims and other directly attributable expenses	—	—	(104,951,243)	714,079	(104,237,164)
Charges that relate to past service - changes in the FCF relating to the LIC	—	—	(2,283,441)	—	(2,283,441)
Losses on onerous contracts and reversal of those losses	—	(928,065)	—	—	(928,065)
Insurance acquisition cash flows amortization	(20,594,786)				(20,594,786)
Insurance service expenses	(20,594,786)	(928,065)	(107,234,684)	714,079	(128,043,456)
Insurance service result	187,983,835	(928,065)	(107,234,684)	714,079	80,535,165
IAS 29 + Finance expenses from insurance contracts held	(11,837,999)	—	3,396,133	187,140	(8,254,726)
Total amounts recognized in comprehensive income	176,145,836	(928,065)	(103,838,551)	901,219	72,280,439
Cash flows
Premiums received	(213,278,546)	—	—	—	(213,278,546)
Claims and other directly attributable expenses paid	—	—	84,907,613	—	84,907,613
Insurance acquisition cash flows	33,912,164	—	—	—	33,912,164
Total cash flows	(179,366,382)	—	84,907,613	—	(94,458,769)
Acquisitions	35,418,953	—	(216,591,635)	(4,192,026)	(185,364,708)
Net balance as at December 31, 2023	44,084,782	(928,065)	(248,130,456)	(3,815,556)	(208,789,295)
Closing insurance contract liabilities	11,742,579	(91,350)	(238,305,068)	(3,523,474)	(230,177,313)
Closing insurance contract assets	32,342,203	(836,715)	(9,825,388)	(292,082)	21,388,018
Net balance as at December 31, 2023	44,084,782	(928,065)	(248,130,456)	(3,815,556)	(208,789,295)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening reinsurance contract assets	(281,767)	—	474,690	22,153	215,076
Opening reinsurance contract liabilities	—	—	—	—	—
Net balance as at December 31, 2022	(281,767)	—	474,690	22,153	215,076
Reinsurance expenses	(12,920,613)	—	—	—	(12,920,613)
Incurred claims recovery	—	—	10,759,453	(11,154)	10,748,299
Changes that relate to past service - changes in the FCF relating to incurred claims recovery	—	—	371,829	—	371,829
Loss recovery component	—	407,238	—	—	407,238
Net income (expenses) from reinsurance contracts held	(12,920,613)	407,238	11,131,282	(11,154)	(1,393,247)
IAS 29 + Finance results from reinsurance contracts held	9,508,109	—	8,954,262	(15,041)	18,447,330
Total amounts recognized in comprehensive income	(3,412,504)	407,238	20,085,544	(26,195)	17,054,083
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	8,231,713	—	—	—	8,231,713
Recoveries from reinsurance	—	—	(2,880,723)	—	(2,880,723)
Total cash flows	8,231,713	—	(2,880,723)	—	5,350,990
Acquisitions	4,463,610	—	30,371,682	148,232	34,983,524
Net balance as at December 31, 2023	9,001,052	407,238	48,051,193	144,190	57,603,673
Closing reinsurance contract liabilities	(8,162,334)	—	3,378,975	71,742	(4,711,617)
Closing reinsurance contract assets	17,163,386	407,238	44,672,218	72,448	62,315,290
Net balance as at December 31, 2023	9,001,052	407,238	48,051,193	144,190	57,603,673

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expected recognition of the contractual service margin
An analysis of the expected recognition of the CSM remaining at the end of the reporting period in profit or loss is provided in the following table:

Number of years until expected to be recognized	Total CSM for insurance contracts issued(*)
1	(10,016,017)
2	(9,664,340)
3	(8,520,060)
4	(7,572,240)
5	(6,773,986)
6–10	(24,587,984)
>10	(34,341,447)
Total as at December 31, 2024	(101,476,074)
(*) Figures refers to acquired business in 2024, the remaining operation was not disclosed as it is not material.

NOTE 21. OTHER NON-FINANCIAL ASSETS
“Other Non-financial Assets” break down as follows:

	12.31.24	12.31.23
Payments on behalf of third parties	16,454,024	13,063,080
Advances of fees to Directors and Syndics	1,992,844	40,302
Advances to Personnel	27,900,697	398,795
Tax Credits	110,870,461	34,843,862
Payments made in Advance	75,850,104	61,556,442
Advances for Purchase of Assets	5,965,294	9,079,029
Investment properties (*)	11,588,672	11,545,661
Other Sundry Assets Measured at Cost	41,688,046	26,163,437
Assets Taken in Defense of Credits	438,339	438,341
Contract Assets	18,054,033	5,357,774
Others	2,294,806	6,818,662
Total	313,097,320	169,305,385
____________________

(*)	Changes in “Investment Properties” are detailed in Schedule F.
Related-party information is disclosed in Note 51.

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
The Group has classified the following assets as “Assets Held for Sale and Discontinued Operations”:

	12.31.24	12.31.23
Property, Plant and Equipment
Real Estate	14,525,567	163,149
Total	14,525,567	163,149

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23. DEPOSITS
Deposits break down as follows as of the indicated dates:

	12.31.24	12.31.23
In Pesos	10,902,212,782	8,518,215,663
Checking Accounts	2,001,075,325	1,442,250,764
Savings Accounts	4,396,956,345	3,880,354,057
Time Deposits	4,110,005,621	2,124,155,164
Time Deposits – UVA	88,749,469	93,470,111
Others	70,979,805	664,304,482
Interest and Adjustments	234,446,217	313,681,085
In Foreign Currency	7,732,118,043	3,911,252,986
Savings Accounts	7,165,198,636	3,468,517,671
Time Deposits	546,277,380	402,901,170
Others	19,570,214	38,948,429
Interest and Adjustments	1,071,813	885,716
Total	18,634,330,825	12,429,468,649
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25. OTHER FINANCIAL LIABILITIES
The account breaks down as follows as of the indicated dates:

	12.31.24	12.31.23
Creditors for Purchase to be Settled	37,476,044	36,309,500
Collections and Other Transactions on Behalf of Third Parties	287,843,529	285,249,785
Obligations for Purchase Financing	2,443,246,153	1,625,618,695
Creditors for Purchase of Foreign Currency to be Settled	62,925,375	79,424,440
Accrued Fees Payable	18,535,536	22,026,180
Sundry Items Subject to Minimum Cash	79,234,565	37,243,225
Sundry Items not Subject to Minimum Cash	492,085,669	604,260,651
Financial Liabilities for guarantees and sureties granted (financial guarantee contracts)	11,937,367	14,831,306
Cash or equivalents for purchases or cash sales to be settled	7,227,499	843,264
Lease Liabilities	53,715,615	64,154,942
Other Financial Liabilities(*)	68,584,244	2,886,080
Total	3,562,811,596	2,772,848,068
(*) Includes the PCE of contingent commitments and revocable agreed-upon current account advances.
The breakdown of Other Financial Liabilities per remaining terms is detailed in Schedule I.

NOTE 26. FINANCING RECEIVED FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS
The account breaks down as follows as of the indicated dates:

	12.31.24	12.31.23
Argentine Central Bank Financing	351,376	420,073
Correspondents	8,262,146	2,208,979
Financing from Local Financial Institutions	413,790,475	222,168,724
Financing from Foreign Financial Institutions	18,003,821	67,648,038
Financing from International Financial Institutions	1,372,348	8,348,252
Total	441,780,166	300,794,066
The breakdown of loans per remaining terms is detailed in Schedule I.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table details the credit lines with local and international financial institutions and entities as of the indicated dates:

Financial Institutions and/or Agencies	Placement Date	Currency	Term(*)	Rate(*)	Maturity	Amount as of 12.31.24(**)
Local Institutions
BICE	Sundry Dates	Ps.	1646 days	40.00	Sundry Dates	39,076,777
Agreements with Banks(1)	Sundry Dates	Ps.	218 days	40.23	Sundry Dates	359,388,689
Calls taken with entities within the private sector	12.26.24	Ps.	7 days	32.00	01.02.25	5,000,000
Calls taken with entities within the private sector	12.27.24	US$	7 days	3.00	01.03.25	10,325,009
Argentine Central Bank	12.30.24	Ps.	3 days	0.00	01.02.25	351,376
International Institutions
Correspondents	12.30.24	US$	3 days	0.00	01.02.25	8,262,146
Pre-financing	Sundry Dates	US$	129 days	6.95	Sundry Dates	19,376,169
Total						441,780,166
(*)    Weighted average.
(**)    It includes principal and interest.
(1)    Mainly correspond to Naranja X’ credit lines.

Financial Institutions and/or Agencies	Placement Date	Currency	Term(*)	Rate(*)	Maturity	Amount as of 12.31.23(**)
Local Institutions
BICE	Sundry Dates	Ps.	1668 days	9.9	Sundry Dates	10,566,640
BICE	Sundry Dates	US$	1748 days	9.4	Sundry Dates	2,898,767
Agreements with Banks(1)	Sundry Dates	Ps.	234 days	133.1	Sundry Dates	206,029,289
Calls taken with entities within the private sector	12.29.23	Ps.	4 days	80.0	01.02.24	2,674,028
Argentine Central Bank	12.29.23	Ps.	4 days	—	01.02.24	420,073
International Institutions
Correspondents	12.29.23	US$	4 days	—	01.02.24	2,208,979
IFC	Sundry Dates	US$	2266 days	8.5	Sundry dates	5,868,608
Pre-financing	Sundry Dates	US$	182 days	5.6	Sundry dates	70,127,682
Total						300,794,066
(*)    Weighted average.
(**)    It includes principal and interest.
(1)    Mainly correspond to Naranja X’ credit lines.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27. DEBT SECURITIES
The following is a breakdown of the Global Programs for the Issuance of Debt securities outstanding:

Company	Authorized Amount(*)		Type of Debt Securities	Program Term	Approval Date by Shareholders’ Meeting	CNV Approval
Grupo Financiero Galicia S.A.	US$	100,000	Simple debt securities not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended by Resolution No. 17343 dated 05.08.14, Provision No. DI-2019-63-APN-GE#CNV dated 08.06.19 and Provision No. DI-2024-47-APN-GE#CNV dated 06.18.24. Authorization of Increase, Resolution No. 17,064 dated 04.25.13
Banco de Galicia y Buenos Aires S.A.U.	US$	2,100,000	Simple debt securities, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05, 04.14.10, 04.29.15, 11.09.16 and 04.28.20	Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10 and Resolution No. 17883 dated 11.20.15 and Resolution No. DI-2020-53-APN-GE#CNV dated 11.24.20. Increase of the amount approved by Resolutions No. 17883 dated 11.20.15, No. 18081 dated 06.10.16, No. 18480 dated 01.26.17 and No. 19520 dated 05.17.18
Banco de Galicia y Buenos Aires S.A.U.	US$	1,000,000	Simple debt securities not convertible into shares	—	04.25.19	Frequent Issuer Registration No. 11, granted by Resolution No. RESCFC-2019-2055-APN-DIR#CNV, dated 11.13.19 of CNV´s Board of Directors. Decrease in the amount approved by resolution No. DI-2023-23-APN-GE#CNV dated 05.24.23. Increase in the amount approved by resolution No. DI-2024-23-APN-GE#CNV dated 04.26.24.
Tarjeta Naranja S.A.U.	US$	1,000,000	Simple debt securities, not convertible into shares	5 years	03.08.12	Resolution No. 15220 dated 07.14.05 and extended through Resolution No. 17676 dated 05.21.15 and No. DI2020-20-APNGE#CNV dated 03.18.20. Increase of the amount approved by Resolutions No. 15.361 dated 03.23.06, 15.785 dated 11.16.07, 16.571 dated 05.24.11, 16.822 dated 05.23.12 and 19.508 dated 05.10.18
Tarjeta Naranja S.A.U.	US$	250,000	Simple debt securities, not convertible into shares	—	05.19.22	Frequent Issuer Registration, granted by Resolution No.DI-2022-39-APN-GE#CNV, dated 07.22.22 of CNV´s Board of Directors
(*) Or its equivalent in any other currency.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company has the following Unsubordinated Debt securities outstanding issued under the Global Programs detailed in the table above as of December 31, 2024, net of repurchases of Own Debt:

Company	Placement Date	Currency	Class N°	Face Value	Term	Maturity Date	Rate	Book Value(*) as of 12.31.24
Banco de Galicia y Bs.As. S.A.U.	09.17.24	Ps.	XIV	44,640,963	6 months	05.08.25	Badlar + 4.50%	45,351,190
Banco de Galicia y Bs.As. S.A.U.	09.17.24	Ps.	XV	42,106,850	6 months	03.31.25	Badlar + 3.95%	46,432,570
Banco de Galicia y Bs.As. S.A.U.	12.02.24	Ps.	XVIII	23,476,247	147 days	04.30.25	3.00%	23,084,218
Banco de Galicia y Bs.As. S.A.U.	12.20.24	Ps.	XX	35,088,750	12 months	12.27.25	Tamar + 2.70%	32,031,766
Tarjeta Naranja S.A.U.	02.05.24	Ps.	LXI	35,000,000	366 days	02.05.25	Badlar + 3.50%	36,259,719
Tarjeta Naranja S.A.U.	08.26.24	Ps.	LXII	35,000,000	270 days	05.23.25	Badlar + 5.50%	30,055,537
Banco de Galicia y Bs.As. S.A.U.	10.03.24	US$	XVI	325,000	48 months	10.10.28	7.75%	336,672,600
Banco de Galicia y Bs.As. S.A.U.	11.01.24	US$	XVII	83,478	177 days	04.30.25	2.00%	85,223,086
Banco de Galicia y Bs.As. S.A.U.	12.02.24	US$	XIX	97,749	6 months	06.04.25	4.25%	100,089,757
Tarjeta Naranja S.A.U.	11.26.24	US$	LXIII	179,163	367 days	11.28.25	6.25%	183,526,025
Total								918,726,468
(*)    It includes principal and interest.
On June 21, 2018, Banco de Galicia y Buenos Aires S.A.U. issued the “Green Bond” which was entirely acquired by the International Finance Corporation. The Green Bond is a 7-year facility, with interest payable every six months. The Green Bond has a 36-month grace period in respect of the repayment of principal, followed by payments in 9 installments due every six months. As of December 31, 2024, the carrying amount of the Green Bond totals Ps.6,984,323, and it amounted to Ps.33,833,286 as of December 31, 2023.
On December 6, 24, Grupo Financiero Galicia S.A. issued a Negotiable Obligation without public offering in favor of HSBC Latin America B.V. for the amount of US$81,158 (Ps.83,795,437), which was cancelled on February 13, 2025, with the proceeds of the capital increase (See Notes 31 and 54).

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company has the following Unsubordinated Debt Securities outstanding issued under the Global Programs detailed in the table above as of December 31, 2023, net of repurchases of Own Debt:

Company	Placement Date	Currency	Class N°	Face Value	Term	Maturity Date	Rate	Book Value(*) as of 12.31.23
Tarjeta Naranja S.A.U.	01.31.22	Ps.	LI Serie II	3,284,942	730 days	01.31.24	Badlar + 6.00%	5,995,209
Tarjeta Naranja S.A.U.	04.07.22	Ps.	LIII Serie II	4,192,612	730 days	04.07.24	Badlar + 5.25%	8,112,949
Tarjeta Naranja S.A.U.	07.05.22	Ps.	LIV Serie II	4,779,859	730 days	07.05.24	Badlar + 4.99%	13,447,877
Tarjeta Naranja S.A.U.	08.09.22	Ps.	LV Serie II	10,141,234	548 days	02.09.24	Badlar + 3.00%	13,492,443
Tarjeta Naranja S.A.U.	02.03.23	Ps.	LVII	12,512,200	365 days	02.03.24	Badlar + 4.50%	24,235,400
Tarjeta Naranja S.A.U.	04.27.23	Ps.	LVIII	12,214,678	366 days	04.27.24	Badlar + 5.00%	10,106,996
Tarjeta Naranja S.A.U.	07.27.23	Ps.	LIX	12,072,087	366 days	07.27.24	Badlar + 5.00%	27,169,188
Tarjeta Naranja S.A.U.	11.03.23	Ps.	LX	27,381,323	366 days	11.03.24	Badlar + 5.00%	52,182,610
Tarjeta Naranja S.A.U.	03.22.22	US$	LII	7,500	770 days	04.30.24	5%	13,324,706
Total								168,067,378
(*)    It includes principal and interest.
The repurchases of Own Debt securities as of the indicated dates are as follows:

Company	ON Class	Nominal Value as of 12.31.24	Book Value(*) as of 12.31.24
Banco de Galicia y Bs.As. S.A.U.	XIV	1,700,000	1,850,876
Banco de Galicia y Bs.As. S.A.U.	XV	330,000	390,885
Banco de Galicia y Bs.As. S.A.U.	XVI	311	391,127
Banco de Galicia y Bs.As. S.A.U.	XVII	1,231	1,489,740
Banco de Galicia y Bs.As. S.A.U.	XIX	881	1,060,133
Banco de Galicia y Bs.As. S.A.U.	XX	2,250,000	2,250,000
Tarjeta Naranja S.A.U.	LXI	854,376	966,325
Tarjeta Naranja S.A.U.	LXII	1,027,871	1,071,600
Tarjeta Naranja S.A.U.	LXIII	848	1,020,504
Total			10,491,190
(*)    It includes principal and interest.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company	ON Class	Nominal Value as of 12.31.23	Book Value(*) as of 12.31.23
Tarjeta Naranja S.A.U.	LI Serie II	97,911	255,622
Tarjeta Naranja S.A.U.	LIII Serie II	50,000	140,556
Tarjeta Naranja S.A.U.	LIV Serie II	83,000	232,992
Tarjeta Naranja S.A.U.	LV Serie II	50,000	126,129
Tarjeta Naranja S.A.U.	LVII	50,000	127,936
Tarjeta Naranja S.A.U.	LVIII	49,625	130,369
Tarjeta Naranja S.A.U.	LIX	2,026,702	5,334,238
Tarjeta Naranja S.A.U.	LX	7,665,541	19,822,653
Total			26,170,495
(*) It includes principal and interest.
Related-party information is disclosed in Note 51.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28. SUBORDINATED DEBT SECURITIES
Subordinated Debt Securities with Public Offering
The Company has the following subordinated debt securities not convertible into shares issued under the Global Programs detailed in Note 27 as of the close of the fiscal year:

Company	Placement Date	Currency	ON Class	Nominal Value	Term		Maturity Date	Rate	Book Value as of 12.31.24(*)	Book Value as of 12.31.23(*)
Banco de Galicia y Buenos Aires S.A.U.	07.19.16	US$	II	US$250,000	120 months	(1)	07.19.26	(2)	266,114,122	447,750,094

(*)	It includes principal and interest.
(1)	Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.
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
The repurchases of Own Subordinated Debt securities as of the indicated dates are as follows:

Company	ON Class	Nominal Value as of 12.31.23	Book Value(*) as of 12.31.23
Banco de Galicia y Buenos Aires S.A.U.	II	2,000	4,734,826
Total			4,734,826
Subordinated Negotiable Obligations without public offering
On October 30,17, Banco GGAL S.A. (formerly - HSBC Bank Argentina S.A.) issued, in favor of HSBC Latin America Holdings (UK) Limited, simple Negotiable Obligations, not convertible into shares, subordinated, without public offer, for a nominal value of US$100,000, bearing an interest rate of 5.25% per annum and maturing on October 30, 27. As a result of the business combination described in Note 15, these shares were acquired by Grupo Galicia.
Related-party information is disclosed in Note 51.

NOTE 29. PROVISIONS
The account breaks down as follows as of the indicated dates:

	12.31.24	12.31.23
For Termination Benefits(*)	321,731,661	8,740,620
Others	74,861,824	35,656,904
Total	396,593,485	44,397,524
(*)As a result of the acquisition of the companies of GGAL Holdings S.A. (formerly HSBC Argentina Holdings S.A.) (see Note 15.3), a merger by absorption process will be carried out as described in Note 54, with the purpose of optimizing operations and resources, providing a unified service proposal to customers. The purpose of this process is to achieve operating efficiency, maximization of resources and market consolidation, with the main objective of creating a more agile and effective structure that responds to the challenges of the Argentine market. With this

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
objective in mind, a restructuring plan has been communicated to the employees, which will have different stages of execution. Based on this plan, the Group made a provision for the Restructuring Plan for Ps.287,485,252 as of December 31, 2024, which was charged to income within the Personnel Benefits line.
Changes in the “Provisions” account for fiscal year 2024 are detailed in Schedule J.
See Note 46 for further details.

NOTE 30. OTHER NON-FINANCIAL LIABILITIES
The account breaks down as follows as of the indicated dates:

	12.31.24	12.31.23
Creditors for sale of assets	6,677,930	5,739,505
Tax withholdings and collections payable	202,368,594	153,942,596
Payroll and Social Contributions Payable	215,579,703	170,967,900
Withholdings on Payroll Payable	12,288,549	4,600,738
Fees to Directors and Syndics	8,983,474	3,323,069
Value-Added Tax	46,232,491	33,107,813
Sundry Creditors	141,873,411	106,783,048
Taxes Payable	120,465,148	113,762,387
Obligations Arising from Contracts with Customers (*)	7,815,426	7,888,897
Retirement payment orders pending settlement	1,516,564	1,049,176
Other Non-financial Liabilities	8,819,052	4,586,581
Total	772,620,342	605,751,710
(*)Including Liabilities for Quiero! Customer Loyalty Program and Liabilities for Rewards System.
Contract liability resulting from contracts with customers includes the liabilities for the “Quiero!” Customers Loyalty Program. The Group estimates the fair value of the points assigned to customers under the above-mentioned program. This value is estimated by means of the use of a mathematical model that considers certain assumptions of redemption rates, the fair value for the exchanged points based on the combination of available products and the customers’ preferences, as well as breakage. As of December 31, 2024, Ps.550,290 was recorded for non-exchanged points, whereas as of December 31, 2023, such amount totaled Ps.4,901,981.
Banco GGAL S.A. offers the Rewards System, which allows customers to redeem their points for travel on the airlines and destinations of their choice. In addition, the points can be used to obtain orders in well-known chains and shopping centers, as well as products from the traditional catalog. As of December 31, 2024, Ps.2,953,437 has been recorded for this liability.
The following table shows the estimated use of the liabilities recorded as of this fiscal year-end.

	Terms
Item	Up to 12 Months	Up to 24 Months	Over 24 Months	Total
Liabilities –“Quiero!” Customers Loyalty Program	33,149	517,141	—	550,290
Rewards System Liabilities	2,295,537	657,900	—	2,953,437

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31. CAPITAL STOCK
As part of the acquisition of HSBC's businesses in Argentina, the Ordinary and Extraordinary Shareholders' Meeting of Grupo Financiero Galicia S.A., held on August 20, 2024, resolved to approve the increase in share capital through the issuance of up to a maximum of 115,582,280 Class B ordinary, book-entry shares, with one (1) vote per share and a nominal value of $1 (one peso) each, and with dividend rights on the same terms as the ordinary, book-entry shares in circulation at the time of issuance.
On October 17, 2024, through Joint Resolution No. RESFC-2024-22904-APN-DIR#CNV, the Board of Directors of the CNV authorized the public offering of 115,582,280 Class B ordinary, book-entry shares, with a nominal value of one peso (NV $1) each, with one vote per share.
On December 5, 2024, 113,821,610 Class B ordinary shares, with a nominal value of one peso (VN $1) each, with one vote per share, were issued. These new shares were delivered on December 6, 2024, to HSBC Holding plc as payment for the aforementioned acquisition.
The capital increase amounted to Ps. 681,199,458, and the related expenses amounted to Ps. 979,257, being deducted from the additional paid-in capital.
On December 27, 2024 the aforementioned capital increase was registered in the Public Registry of Commerce.
Additionally, the mentioned Shareholders' Meeting held on August 20, 2024, resolved to approve a second capital increase, up to a maximum, in combination with the first increase, of 162,035,894 Class B ordinary, book-entry shares, with one (1) vote per share and a nominal value of $1 (one peso) each, and with dividend rights on the same terms as the ordinary, book-entry shares in circulation at the time of issuance.
This second capital increase was carried out in order to use the amount of the Pre-emptive Subscription Offer to make a total or partial payment of the HSBC Loans, in benefit of HSBC Latin America B.V. and HSBC Latin America Holdings (UK) Limited, as a consequence of the transaction price adjustment determined on December 6, 2024.
On February 13, 2025, 17,740,028 Class B ordinary shares, with of one peso (VN $1) each, with one vote per share, were issued, allowing Grupo Galicia to pay and capitalize the credits in benefit of HSBC for the price adjustment of the transaction.
This increase is pending registration with the Public Registry of Commerce at the date of issuance of these consolidated financial statements (see Note 54).
The capital stock structure is detailed in Schedule K.
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

NOTE 33. EXCHANGE RATE DIFFERENCES ON FOREIGN CURRENCY
The account breaks down as follows as of the indicated dates:

Arising from:	12.31.24	12.31.23	12.31.22
For Trading of foreign currency	77,896,419	56,419,107	58,035,625
For Valuation of Assets and Liabilities in Foreign Currency	76,945,904	1,277,542,308	78,428,710
Total	154,842,323	1,333,961,415	136,464,335

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34. OTHER OPERATING INCOME
The account breaks down as follows as of the indicated dates:

	12.31.24	12.31.23	12.31.22
Other Adjustments and Interest on sundry Credits	94,819,108	463,044,677	251,820,425
Rental of Safety Deposit Boxes	32,910,007	26,705,074	27,162,133
Other Financial Income	27,966,270	24,539,176	7,453,362
Other Income from Services	203,939,849	157,422,406	119,594,784
Reversed allowances	1,079,684	55,440,738	440,440
Others	127,703,617	104,184,539	93,913,930
Total	488,418,535	831,336,610	500,385,074

NOTE 35. INSURANCE BUSINESS RESULT
The following items are included in the account as of the indicated dates:

	12.31.24	12.31.23	12.31.22
Insurance revenue	376,467,586	208,578,621	151,320,367
Insurance service expense	(368,341,040)	(128,043,456)	(59,333,774)
Net expenses from reinsurance contracts held	7,902,809	(1,393,247)	(4,717,738)
Total	16,029,355	79,141,918	87,268,855

NOTE 36. IMPAIRMENT CHARGE
The following items are included in the account as of the indicated dates:

	12.31.24	12.31.23	12.31.22
Expected credit loss allowance	(851,233,409)	(402,578,462)	(336,521,693)
Direct charge offs	(11,566,027)	(12,659,350)	(19,074,215)
Total	(862,799,436)	(415,237,812)	(355,595,908)
The changes in the expected credit loss allowance between the beginning and the end of the annual period are detailed in Note 45.

NOTE 37. PERSONNEL EXPENSES
The following are the items included in the account as of the indicated dates:

	12.31.24	12.31.23	12.31.22
Payroll	(418,640,653)	(404,137,702)	(371,375,897)
Social Contributions on Payroll	(99,575,723)	(94,885,738)	(88,535,077)
Personnel Compensations and Rewards	(478,044,645)	(219,361,618)	(164,038,318)
Services for Personnel	(15,440,532)	(17,903,783)	(18,271,984)
Other Short-term Personnel Expenses	(16,358,760)	(27,843,321)	(13,311,763)
Other Long-term Personnel Expenses	(3,418,493)	(1,219,189)	(1,519,498)
Total	(1,031,478,806)	(765,351,351)	(657,052,537)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38. ADMINISTRATIVE EXPENSES
The Group presented its statement of comprehensive income by function. Under this method, expenses are classified according to their function as part of the item “Administrative Expenses”.
The table below provides the required additional information about expenses by nature and function as of the indicated dates:

	12.31.24	12.31.23	12.31.22
Fees and Remunerations for Services	(67,280,150)	(45,105,922)	(51,392,861)
Directors’ and Syndics’ Fees	(9,841,347)	(7,877,919)	(8,449,390)
Advertising and Marketing	(37,685,592)	(31,143,629)	(28,949,697)
Taxes	(212,319,260)	(192,064,786)	(159,961,480)
Maintenance and Repairs of Assets and Systems	(121,588,331)	(92,014,006)	(94,599,000)
Electricity and Communications	(33,109,406)	(29,783,895)	(31,498,594)
Representation and Travel Expenses	(2,290,037)	(1,761,481)	(1,580,029)
Stationery and Office Supplies	(3,629,722)	(3,028,330)	(2,240,855)
Rentals	(1,424,757)	(1,377,061)	(2,399,789)
Administrative Services under Contract	(140,283,538)	(115,254,675)	(111,046,638)
Security	(17,550,631)	(15,265,927)	(14,439,558)
Insurance	(5,696,412)	(4,589,771)	(5,456,024)
Armored Transportation Services	(36,291,935)	(39,385,423)	(37,888,307)
Others	(65,035,274)	(64,238,529)	(58,514,200)
Total	(754,026,392)	(642,891,354)	(608,416,422)

NOTE 39. DEPRECIATION EXPENSES
The account breaks down as follows as of the indicated dates:

	12.31.24	12.31.23	12.31.22
Depreciation of Property, Plant and Equipment	(88,263,545)	(94,104,250)	(100,733,930)
Amortization of Organization and Development Expenses	(92,153,068)	(88,232,317)	(86,116,497)
Depreciation of other intangible assets	(1,723,770)	(2,395)	(2,394)
Others (*)	(5,927,106)	(1,189,149)	(2,191,182)
Total	(188,067,489)	(183,528,111)	(189,044,003)
(*)    "Other" include the depreciation of various assets and losses from sale or depreciation of property, plant and equipment.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40. OTHER OPERATING EXPENSES
The account breaks down as follows as of the indicated dates:

	12.31.24	12.31.23	12.31.22
Turnover Tax	(564,903,468)	(725,942,012)	(514,484,027)
Contributions to the Deposit Insurance Scheme	(17,113,743)	(19,013,070)	(19,777,778)
Charges for Other Provisions	(103,691,642)	(29,914,287)	(29,447,541)
Claims	(24,397,566)	(33,856,221)	(41,005,572)
Other Financial Expenses	(106,362,334)	(77,302,747)	(82,603)
Interest on leases	(5,665,756)	(7,413,608)	(7,751,978)
Credit-card-relates expenses	(141,724,864)	(109,773,940)	(82,880,137)
Other Expenses from Services	(231,032,134)	(207,433,846)	(147,130,750)
Others	(65,115,066)	(20,948,131)	(20,435,444)
Total	(1,260,006,573)	(1,231,597,862)	(862,995,830)

NOTE 41. INCOME TAX/DEFERRED TAX
The following is a reconciliation of income tax charged to income as of December 31, 2024, as compared to the previous fiscal year:

	12.31.24	12.31.23	12.31.22
Income Before Income Tax for the Year	2,246,089,550	1,186,417,888	438,366,201
Current Tax Rate	35%	35%	35%
Income for the Year at Tax Rate	(786,131,343)	(415,246,261)	(153,428,170)
Permanent Differences at Tax Rate
- Income for Equity Instruments	251,730,563	2,233,157	(1,047,282)
- Untaxed Income	3,870,468	16,174,322	188,636
- Donations and Other Non-deductible Expenses	(1,264,047)	(1,389,003)	(176,552)
- Other	(258,587,437)	(15,786,215)	(8,727,332)
- Inflation effect	(677,116,204)	(820,227,848)	(550,847,401)
- Tax inflation adjustment	860,659,354	785,416,145	598,541,971
Total Income Tax Charge for the Year	(606,838,646)	(448,825,703)	(115,496,130)

	12.31.24	12.31.23	12.31.22
Current Income Tax	(270,216,700)	(641,811,863)	(111,606,951)
Deferred Tax Charge(*)	(188,723,015)	345,872,879	21,350,822
Update of the charge tax for inflation effects	(148,680,687)	(155,968,146)	(22,170,686)
Tax Return adjustment from previous fiscal year	781,756	3,081,427	(3,069,315)
Total Income Tax Charge for the Year	(606,838,646)	(448,825,703)	(115,496,130)
(*)See Note 19.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.24	12.31.23	12.31.22
Current Income Tax	(270,216,700)	(641,811,863)	(111,606,951)
Tax Advances	109,418,044	48,622,555	51,931,738
Current Income Tax Liabilities	(160,798,656)	(593,189,308)	(59,675,213)
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
•For fiscal years commencing on or after January 1, 2021, the inflation adjustment would be charged in full (100%), with no deferral at all. In this regard, the whole inflation adjustment calculated for this year has to be included in the current fiscal year.
Tax rates
On June 16, 2021, Law 27,630 was enacted establishing a new graduated income tax rate structure for capital companies, with three segments in relation to the level of accumulated taxable net earnings, to be applied for fiscal years commencing on or after January 1, 2021, this date included.
The new tax rate in the framework of this treatment are:
For the fiscal year beginning on 01.01.24 and ended 12.31.24:

Accumulated taxable net earnings
Over Ps.	At Ps.	Will pay Ps	Plus %	On the surplus of Ps.
—	34,704	—	25%	—
34,704	347,035	8,676	30%	34,704
347,035	Onwards	102,375	35%	347,035
For the fiscal year beginning on 01.01.23 and ended 12.31.23:

Accumulated taxable net earnings
Over Ps.	At Ps.	Will pay Ps	Plus %	On the surplus of Ps.
—	14,301	—	25%	—
14,301	143,012	3,575	30%	14,301
143,012	Onwards	42,189	35%	143,012
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42. DIVIDENDS
The Ordinary and Extraordinary Shareholders' Meeting held on April 30, 2024 approved the distribution of cash dividends in the amount of Ps.65,000,000 (equivalent to Ps.93,354,818 at December 31, 2024), which represented Ps.44.08 (amount stated in Argentine pesos) per share.
In addition, at said Meeting, the use of the Reserve for the eventual distribution of profits for up to Ps.386,635,827 (equivalent to Ps.555,297,250 at December 31, 2024) was approved, delegating to the Board of Directors the power to pay it on one or more occasions, subject to approval and to the terms and conditions that the subsidiary Banco Galicia obtains from the Argentine Central Bank with respect to the payment of dividends.
Dividend payments made are detailed below:

Date of payment	Amount	Amount in closing currency
05.14.24	65,000,000	82,340,110
05.23.24	140,261,066	177,678,641
06.28.24	146,118,828	176,997,779
07.24.24	152,806,782	177,926,965
The Ordinary and Extraordinary Shareholders' Meeting held on April 25, 2023, approved the distribution of cash dividends in the amount of Ps.10,000,000 (equivalent to Ps.55,706,835 at December 31, 2024), which represented Ps.6.78 (figure expressed in Argentine pesos) per share.
Additionally, at the same Shareholders´ Meeting, the distribution of cash dividends in the amount of Ps.75,000,000 (equivalent to Ps.417,801,355 on December 31, 2024) was approved, delegating to the Board of Directors the power to pay it on one or more occasions until the annual meeting that discusses the income of the current fiscal year.
Dividend payments made are detailed below:

Date of payment	Amount	Amount in closing currency
05.09.23	35,000,000	166,888,953
06.12.23	12,500,000	56,255,526
07.10.23	12,500,000	52,899,153
08.08.23	12,500,000	47,045,876
09.11.23	12,500,000	41,725,925
The Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2022, approved the distribution of cash dividends in the amount of Ps.11,000,000 (equivalent to Ps.125,187,865 on December 31, 2024), which represented Ps.7.46 (figure expressed in Argentine pesos) per share. On May 9, 2022, the aforementioned dividends were paid to the Company's shareholders.
Additionally, at the same Shareholders´ Meeting, the distribution of cash dividends in the amount of Ps.8,000,000 (equivalent to Ps.91,045,729 at December 31, 2024) was approved, delegating to the Board of Directors the power to partially pay it twice in the months of September 2022 and January 2023.
Dividend payments made are detailed below:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Date of payment	Amount	Amount in closing currency
05.09.22	11,000,000	112,373,922
09.12.22	4,000,000	31,816,177
01.09.23	4,000,000	25,583,181

NOTE 43. EARNINGS PER SHARE
Earnings per share are calculated by dividing income attributable to parent company´s owners by the weighted average number of outstanding ordinary shares during the year. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12.31.24	12.31.23	12.31.22
Net Income for the Year Attributable to Parent Company´s Owners	1,624,744,805	734,238,287	329,383,656
Weighted Average Ordinary Shares	1,483,089	1,474,692	1,474,692
Earnings per Share	1,095.51	497.89	223.36

NOTE 44. SEGMENT REPORTING
The Group determines segments based on management reports that are reviewed by the Board of Directors and updated as they show changes.
Reportable segments are one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.
Below there is a description of each business segment’s composition:
a.Bank: It represents the banking business operation results, including Banco de Galicia y Buenos Aires S.A.U. and Banco GGAL S.A.
b.Naranja X: This segment represents the results of operations of brand credit cards, consumer finance and digital banking services business. Includes the results of operations of Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Naranja Digital Companía Financiera S.A.U.,Tarjeta Naranja S.A.U. and NHI UK Limited. At of 12.31.21, it incorporated the results of Ondara S.A., liquidated in the previous financial year.
c.Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A.U., Galicia Seguros S.A.U., Galicia Broker Asesores de Seguros S.A., Well Assistance S.A.U., Sudamericana Seguros Galicia S.A. (formerly Seguros SURA S.A.), GGAL Seguros de Retiro S.A. and GGAL Seguros S.A.
d.Other Businesses: This segment shows the results of operations of Galicia Asset Management S.A.U., Galicia Warrants S.A., Galicia Securities S.A.U., Agri Tech Investments LLC, Agri Tech Investments Argentina S.A.U., IGAM LLC, Inviu S.A.U., INVIU Uruguay Agente de Valores S.A., Galicia Investments LLC, Galicia Ventures LP, Galicia Holdings LLC, GGAL Holdings S.A., GGAL Participaciones S.A.U. and Grupo Financiero Galicia S.A., the last net of eliminations of the income from equity investments.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The relevant segment reporting as of the indicated dates is as follows:

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.24
Net Income from interest	4,098,346,047	980,723,750	48,406,373	(1,122,542)	23,458,990	5,149,812,618
Net fee Income	625,600,646	465,648,303	—	9,017,470	(8,401,872)	1,091,864,547
Net Income from Financial Instruments measured at fair value through Profit or Loss	615,209,804	107,187,647	24,402,583	125,110,234	(4,949,358)	866,960,910
Income from Derecognition of Assets Measured at Amortized Cost	177,696,357	27,638,513	—	—	—	205,334,870
Exchange rate Differences on Foreign Currency	141,859,694	3,011,398	5,486,244	4,484,987	—	154,842,323
Other Operating Income	204,887,219	111,937,427	18,559,887	169,922,256	(16,888,254)	488,418,535
Insurance Business Result	—	—	1,142,761	—	14,886,594	16,029,355
Impairment Charge	(508,665,890)	(354,059,699)	(122,840)	48,993	—	(862,799,436)
Personnel Expenses	(810,888,389)	(171,347,355)	(18,863,308)	(30,379,754)	—	(1,031,478,806)
Administrative Expenses	(523,332,478)	(196,257,679)	(6,402,080)	(29,093,668)	1,059,513	(754,026,392)
Depreciation Expenses	(156,595,062)	(29,316,937)	(281,755)	(1,873,735)	—	(188,067,489)
Other Operating Expenses	(825,674,278)	(263,419,759)	(118,143,100)	(52,816,697)	47,261	(1,260,006,573)
Loss on net monetary position	(1,972,790,608)	(364,590,391)	19,753,841	(67,264,307)	—	(2,384,891,465)
Operating Income	1,065,653,062	317,155,218	(26,061,394)	126,033,237	9,212,874	1,491,992,997
Share of profit from Associates and Joint Ventures	668,785,101	—	—	50,445,078	—	719,230,179
Income before Taxes from Continuing Operations	1,734,438,163	317,155,218	(26,061,394)	176,478,315	9,212,874	2,211,223,176
Income Tax from Continuing Operations	(449,076,292)	(89,600,049)	176,691	(48,113,964)	—	(586,613,614)
Net Income from Continuing Operations	1,285,361,871	227,555,169	(25,884,703)	128,364,351	9,212,874	1,624,609,562
Net Income for the Year	1,285,361,871	227,555,169	(25,884,703)	128,364,351	9,212,874	1,624,609,562
Other Comprehensive Income (Loss)	14,950,289	(433,927)	552,096	(427,116)	—	14,641,342
Total Comprehensive Income Attributable to Parent company´s owners	1,300,322,262	227,121,242	(25,206,634)	127,937,235	9,212,874	1,639,386,979
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	(10,102)	—	(125,973)	—	—	(136,075)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.23
Net Income from interest	3,183,580,468	567,510,963	17,641,358	(523,548)	(5,937,931)	3,762,271,310
Net fee Income	634,363,687	405,580,444	—	8,592,962	(21,932,207)	1,026,604,886
Net Income from Financial Instruments measured at fair value through Profit or Loss	254,406,328	210,881,387	(25,293,252)	145,779,888	10,675,304	596,449,655
Income from Derecognition of Assets Measured at Amortized Cost	92,217,350	(538,889)	—	15,359	—	91,693,820
Exchange rate Differences on Foreign Currency	1,159,858,719	10,745,228	118,552,884	44,804,584	—	1,333,961,415
Other Operating Income	607,184,737	85,485,614	26,036,634	128,955,612	(16,325,987)	831,336,610
Insurance Business Result	—	—	46,263,229	—	32,878,689	79,141,918
Impairment Charge	(273,838,471)	(141,401,919)	2,578	—	—	(415,237,812)
Personnel Expenses	(547,795,208)	(169,148,481)	(27,727,540)	(20,680,122)	—	(765,351,351)
Administrative Expenses	(445,472,178)	(167,090,794)	(14,922,481)	(17,203,254)	1,797,353	(642,891,354)
Depreciation Expenses	(152,696,232)	(26,518,495)	(2,636,604)	(1,676,780)	—	(183,528,111)
Other Operating Expenses	(893,682,457)	(228,695,671)	(77,408,491)	(31,814,906)	3,663	(1,231,597,862)
Loss on net monetary position	(2,665,086,462)	(490,135,833)	(42,373,755)	(109,159,016)	—	(3,306,755,066)
Operating Income	953,040,281	56,673,554	18,134,560	147,090,779	1,158,884	1,176,098,058
Share of profit from Associates and Joint Ventures	(4,239,137)	—	10,619,586	—	—	6,380,449
Income before Taxes from Continuing Operations	948,801,144	56,673,554	28,754,146	147,090,779	1,158,884	1,182,478,507
Income Tax from Continuing Operations	(338,127,643)	(26,781,840)	(3,982,527)	(79,353,688)	—	(448,245,698)
Net Income from Continuing Operations	610,673,501	29,891,714	24,771,619	67,737,091	1,158,884	734,232,809
Net Income for the Year	610,673,501	29,891,714	24,771,619	67,737,091	1,158,884	734,232,809
Other Comprehensive Income (Loss)	—	1,030,238	432,222	1,896,916	—	3,359,376
Total Comprehensive Income Attributable to Parent company´s owners	610,673,501	30,921,952	25,209,319	69,634,007	1,158,884	737,597,663
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	—	—	(5,478)	—	—	(5,478)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.22
Net Income from interest	523,638,369	456,666,063	64,979,451	3,212,630	(14,233,562)	1,034,262,951
Net fee Income	557,326,164	381,814,663	—	158,541	(20,170,416)	919,128,952
Net Income from Financial Instruments measured at fair value through Profit or Loss	2,172,501,553	90,709,333	(43,876,575)	58,196,614	15,313,393	2,292,844,318
Income from Derecognition of Assets Measured at Amortized Cost	4,164,256	(112,854)	—	—	—	4,051,402
Exchange rate Differences on Foreign Currency	131,213,697	(886,435)	30,658	6,106,415	—	136,464,335
Other Operating Income	336,877,909	77,949,482	11,317,578	91,724,438	(17,484,333)	500,385,074
Insurance Business Result	—	—	53,655,172	—	33,613,683	87,268,855
Impairment Charge	(239,780,771)	(115,823,295)	8,158	—	—	(355,595,908)
Personnel Expenses	(453,280,282)	(165,652,070)	(25,116,817)	(13,003,368)	—	(657,052,537)
Administrative Expenses	(429,770,904)	(151,808,733)	(12,859,462)	(17,569,181)	3,591,858	(608,416,422)
Depreciation Expenses	(150,548,349)	(34,008,213)	(3,795,223)	(692,218)	—	(189,044,003)
Other Operating Expenses	(621,047,523)	(229,751,495)	(159,612)	(12,147,681)	110,481	(862,995,830)
Loss on net monetary position	(1,506,965,773)	(282,129,933)	(13,208,382)	(51,551,591)	—	(1,853,855,679)
Operating Income	324,328,346	26,966,513	30,974,946	64,434,599	741,104	447,445,508
Share of profit from Associates and Joint Ventures	(2,992,233)	—	—	—	—	(2,992,233)
Income before Taxes from Continuing Operations	321,336,113	26,966,513	30,974,946	64,434,599	741,104	444,453,275
Income Tax from Continuing Operations	(42,640,102)	(13,258,116)	(14,589,724)	(44,581,616)	—	(115,069,558)
Net Income from Continuing Operations	278,696,011	13,708,397	16,385,222	19,852,983	741,104	329,383,717
Net Income for the Year	278,696,011	13,708,397	16,385,222	19,852,983	741,104	329,383,717
Other Comprehensive Income (Loss)	(7,656,870)	(95)	(123,841)	1,267,160	—	(6,513,646)
Total Comprehensive Income Attributable to Parent company´s owners	271,039,141	13,708,302	16,261,320	21,120,143	741,104	322,870,010
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	—	—	61	—	—	61

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.24
ASSETS
Cash and Due from Banks	6,588,047,395	66,070,133	9,762,362	235,674,513	(154,714,235)	6,744,840,168
Debt Securities at fair value through profit or loss	1,023,365,014	—	424,083,629	71,691,661	(10,491,190)	1,508,649,114
Derivative Financial Instruments	5,626,911	—	—	—	(1,465,596)	4,161,315
Repurchase Transactions	40,785,490	—	—	—	(40,785,490)	—
Other Financial Assets	613,563,759	853,041,161	154,260,395	123,177,581	(7,662,886)	1,736,380,010
Loans and Other Financing	11,036,306,147	3,464,446,144	(33,515,671)	20,141,309	(99,286,008)	14,388,091,921
Other Debt Securities	4,154,827,523	250,448,473	75,429,394	95,318,797	(95,318,797)	4,480,705,390
Financial Assets Pledged as Collateral	1,238,749,890	225,337,389	—	20,328,796	—	1,484,416,075
Current Income Tax Assets	—	—	209,238	—	—	209,238
Investments in Equity Instruments	31,425,453	—	2,488,994	8,172,384	—	42,086,831
Equity Investments in Associates and Joint Ventures	4,087,764	—	—	—	—	4,087,764
Property, Plant and Equipment	917,500,761	69,005,503	6,365,263	2,649,290	—	995,520,817
Intangible Assets	265,095,514	17,735,154	18,067,228	3,588,354	—	304,486,250
Deferred Income Tax Assets	222,318,224	77,804,312	96,188,791	11,708,459	—	408,019,786
Insurance Contract Assets	—	—	34,243,987	—	—	34,243,987
Reinsurance Contract Assets	—	—	54,457,819	—	—	54,457,819
Other Non-financial Assets	237,904,273	20,944,849	7,369,255	46,878,795	148	313,097,320
Non-current Assets Held for Sale	14,525,567	—	—	—	—	14,525,567
TOTAL ASSETS	26,394,129,685	5,044,833,118	849,410,684	639,329,939	(409,724,054)	32,517,979,372
LIABILITIES
Deposits	17,378,047,938	1,418,238,049	—	—	(161,955,162)	18,634,330,825
Liabilities at Fair Value Through Profit or Loss	—	—	—	12,116,753	(3,111,231)	9,005,522
Derivative Financial Instruments	4,797,852	4,340,000	—	—	(1,465,597)	7,672,255
Repurchase Transactions	389,701,262	40,785,342	—	—	(40,785,342)	389,701,262
Other Financial Liabilities	1,419,475,588	1,919,065,188	37,313	225,502,602	(1,269,095)	3,562,811,596
Financing Received from the Argentine Central Bank and Other Financial Institutions	82,391,477	454,185,521	—	13	(94,796,845)	441,780,166
Debt Securities	683,302,271	252,899,710	—	83,795,437	(10,491,190)	1,009,506,228
Current Income Tax Liabilities	81,579,588	44,504,186	6,933,578	27,781,304	—	160,798,656
Subordinated Debt Securities	361,432,919	—	—	—	(95,318,797)	266,114,122
Provisions	413,788,805	1,626,599	(22,434,183)	3,612,264	—	396,593,485
Deferred Income Tax Liabilities	114,278,817	—	14,305,416	8,574,418	—	137,158,651
Insurance Contracts Liabilities	—	—	666,187,711	—	(45,529)	666,142,182
Other Non-financial Liabilities	524,396,579	123,537,008	62,954,127	62,217,894	(485,266)	772,620,342
TOTAL LIABILITIES	21,453,193,096	4,259,181,603	727,983,962	423,600,685	(409,724,054)	26,454,235,292

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.23
ASSETS
Cash and Due from Banks	4,188,667,935	42,463,054	9,812,240	177,067,961	(71,700,003)	4,346,311,187
Debt Securities at fair value through profit or loss	1,007,305,189	137,984,315	150,303,337	39,269,897	(30,905,319)	1,303,957,419
Derivative Financial Instruments	76,804,426	14,111,085	—	3,321	(14,069,425)	76,849,407
Repurchase Transactions	2,364,736,275	230,018,939	—	—	(46,560,943)	2,548,194,271
Other Financial Assets	267,276,125	14,216,182	33,720,018	94,130,942	(21,498,546)	387,844,721
Loans and Other Financing	4,859,705,420	1,982,953,390	—	9,458,631	(143,459,601)	6,708,657,840
Other Debt Securities	3,901,910,148	258,000,246	34,945,161	—	—	4,194,855,555
Financial Assets Pledged as Collateral	841,194,576	69,430,612	—	29,149,430	—	939,774,618
Current Income Tax Assets	—	—	4,235,799	219,399	—	4,455,198
Investments in Equity Instruments	15,019,739	—	247,151	5,720,118	—	20,987,008
Equity Investments in Associates and Joint Ventures	5,771,514	—	—	—	—	5,771,514
Property, Plant and Equipment	687,117,868	70,979,889	13,996,002	1,531,474	—	773,625,233
Intangible Assets	223,991,532	19,123,690	21,567,486	4,505,401	—	269,188,109
Deferred Income Tax Assets	284,442,441	63,976,804	61,195,643	3,599,236	—	413,214,124
Insurance Contract Assets	—	—	21,388,018	—	—	21,388,018
Reinsurance Contract Assets	—	—	62,315,290	—	—	62,315,290
Other Non-financial Assets	122,268,878	15,485,744	5,223,132	26,327,648	(17)	169,305,385
Non-current Assets Held for Sale	163,149	—	—	—	—	163,149
TOTAL ASSETS	18,846,375,215	2,918,743,950	418,949,277	390,983,458	(328,193,854)	22,246,858,046
LIABILITIES
Deposits	12,074,934,919	447,706,526	—	13,432	(93,186,228)	12,429,468,649
Liabilities at Fair Value Through Profit or Loss	107,760,501	—	—	—	—	107,760,501
Derivative Financial Instruments	40,720,964	—	—	—	(14,069,425)	26,651,539
Repurchase transactions	50,839,676	46,560,943	—	—	(46,560,943)	50,839,676
Other Financial Liabilities	1,450,529,836	1,162,565,179	—	176,299,550	(16,546,497)	2,772,848,068
Financing Received from the Argentine Central Bank and Other Financial Institutions	94,764,542	330,220,974	—	1,192,788	(125,384,238)	300,794,066
Debt Securities	33,833,286	194,237,871	—	—	(26,170,493)	201,900,664
Current Income Tax Liabilities	514,149,428	21,659,160	19,466,723	37,913,997	—	593,189,308
Subordinated Debt Securities	452,484,920	—	—	—	(4,734,826)	447,750,094
Provisions	37,680,533	4,725,061	1,772,256	219,674	—	44,397,524
Deferred Income Tax Liabilities	—	—	28,205,468	9,588,142	—	37,793,610
Insurance Contracts Liabilities	—	—	230,186,289	—	(8,976)	230,177,313
Reinsurance Contracts Liabilities	—	—	4,711,617	—	—	4,711,617
Other Non-financial Liabilities	410,764,436	110,455,888	60,767,478	25,296,136	(1,532,228)	605,751,710
TOTAL LIABILITIES	15,268,463,041	2,318,131,602	345,109,831	250,523,719	(328,193,854)	17,854,034,339
The information by geographic segments as of the indicated dates is presented below:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.24
Net Income from interest	5,126,353,628	—	23,458,990	5,149,812,618
Net fee Income	1,103,793,075	(3,526,656)	(8,401,872)	1,091,864,547
Net Income from Financial Instruments measured at fair value through Profit or Loss	868,316,086	3,594,182	(4,949,358)	866,960,910
Income from Derecognition of Assets Measured at Amortized Cost	205,334,870	—	—	205,334,870
Exchange rate Differences on Foreign Currency	154,496,339	345,984	—	154,842,323
Other Operating Income	502,921,074	2,385,715	(16,888,254)	488,418,535
Insurance Business Result	1,142,761	—	14,886,594	16,029,355
Impairment Charge	(862,799,436)	—	—	(862,799,436)
Personnel Expenses	(1,030,261,991)	(1,216,815)	—	(1,031,478,806)
Administrative Expenses	(754,199,232)	(886,673)	1,059,513	(754,026,392)
Depreciation Expenses	(187,977,455)	(90,034)	—	(188,067,489)
Other Operating Expenses	(1,260,053,834)	—	47,261	(1,260,006,573)
Loss on net monetary position	(2,384,445,707)	(445,758)	—	(2,384,891,465)
Operating Income	1,482,620,178	159,945	9,212,874	1,491,992,997
Share of profit from Associates and Joint Ventures	719,230,179	—	—	719,230,179
Income before Taxes from Continuing Operations	2,201,850,357	159,945	9,212,874	2,211,223,176
Income Tax from Continuing Operations	(586,613,614)	—	—	(586,613,614)
Net Income from Continuing Operations	1,615,236,743	159,945	9,212,874	1,624,609,562
Net Income for the Year	1,615,236,743	159,945	9,212,874	1,624,609,562
Other Comprehensive Income (Loss)	14,817,273	(175,931)	—	14,641,342
Total Comprehensive Income Attributable to Parent company´s owners	1,630,190,091	(15,986)	9,212,874	1,639,386,979
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	(136,075)	—	—	(136,075)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.23
Net Income from interest	3,768,209,241	—	(5,937,931)	3,762,271,310
Net fee Income	1,049,742,504	(1,205,411)	(21,932,207)	1,026,604,886
Net Income from Financial Instruments measured at fair value through Profit or Loss	584,935,051	839,300	10,675,304	596,449,655
Income from Derecognition of Assets Measured at Amortized Cost	91,693,820	—	—	91,693,820
Exchange rate Differences on Foreign Currency	1,333,613,657	347,758	—	1,333,961,415
Other Operating Income	847,082,359	580,238	(16,325,987)	831,336,610
Insurance Business Result	46,263,229	—	32,878,689	79,141,918
Impairment Charge	(415,237,812)	—	—	(415,237,812)
Personnel Expenses	(764,539,687)	(811,664)	—	(765,351,351)
Administrative Expenses	(643,504,010)	(1,184,697)	1,797,353	(642,891,354)
Depreciation Expenses	(183,508,477)	(19,634)	—	(183,528,111)
Other Operating Expenses	(1,231,594,929)	(6,596)	3,663	(1,231,597,862)
Loss on net monetary position	(3,305,506,451)	(1,248,615)	—	(3,306,755,066)
Operating Income	1,177,648,495	(2,709,321)	1,158,884	1,176,098,058
Share of profit from Associates and Joint Ventures	6,380,449	—	—	6,380,449
Income before Taxes from Continuing Operations	1,184,028,944	(2,709,321)	1,158,884	1,182,478,507
Income Tax from Continuing Operations	(448,245,698)	—	—	(448,245,698)
Net Income from Continuing Operations	735,783,246	(2,709,321)	1,158,884	734,232,809
Net Income for the Year	735,783,246	(2,709,321)	1,158,884	734,232,809
Other Comprehensive Income (Loss)	1,461,579	1,897,797	—	3,359,376
Total Comprehensive Income Attributable to Parent company´s owners	737,250,303	(811,524)	1,158,884	737,597,663
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	(5,478)	—	—	(5,478)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.24
ASSETS
Cash and Due from Banks	6,898,275,244	1,279,159	(154,714,235)	6,744,840,168
Debt Securities at fair value through profit or loss	1,518,721,246	419,058	(10,491,190)	1,508,649,114
Derivative Financial Instruments	5,626,911	—	(1,465,596)	4,161,315
Repurchase Transactions	40,785,490	—	(40,785,490)	—
Other Financial Assets	1,744,042,896	—	(7,662,886)	1,736,380,010
Loans and Other Financing	14,487,322,864	55,065	(99,286,008)	14,388,091,921
Other Debt Securities	4,576,024,187	—	(95,318,797)	4,480,705,390
Financial Assets Pledged as Collateral	1,483,426,659	989,416	—	1,484,416,075
Current Income Tax Assets	209,238	—	—	209,238
Investments in Equity Instruments	42,086,831	—	—	42,086,831
Equity Investments in Associates and Joint Ventures	4,087,764	—	—	4,087,764
Property, Plant and Equipment	995,196,224	324,593	—	995,520,817
Intangible Assets	304,486,250	—	—	304,486,250
Deferred Income Tax Assets	408,019,786	—	—	408,019,786
Insurance Contract Assets	34,243,987	—	—	34,243,987
Reinsurance Contract Assets	54,457,819	—	—	54,457,819
Other Non-financial Assets	313,085,619	11,553	148	313,097,320
Non-current Assets Held for Sale	14,525,567	—	—	14,525,567
TOTAL ASSETS	32,924,624,582	3,078,844	(409,724,054)	32,517,979,372
LIABILITIES
Deposits	18,796,285,987	—	(161,955,162)	18,634,330,825
Liabilities at Fair Value Through Profit or Loss	12,116,753	—	(3,111,231)	9,005,522
Derivative Financial Instruments	9,137,852	—	(1,465,597)	7,672,255
Repurchase Transactions	430,486,604	—	(40,785,342)	389,701,262
Other Financial Liabilities	3,563,708,240	372,451	(1,269,095)	3,562,811,596
Financing Received from the Argentine Central Bank and Other Financial Institutions	536,577,011	—	(94,796,845)	441,780,166
Debt Securities	1,019,997,418	—	(10,491,190)	1,009,506,228
Current Income Tax Liabilities	160,798,656	—	—	160,798,656
Subordinated Debt Securities	361,432,919	—	(95,318,797)	266,114,122
Provisions	396,593,485	—	—	396,593,485
Deferred Income Tax Liabilities	137,158,651	—	—	137,158,651
Insurance Contracts Liabilities	666,187,711	—	(45,529)	666,142,182
Other Non-financial Liabilities	771,906,899	1,198,709	(485,266)	772,620,342
TOTAL LIABILITIES	26,862,388,186	1,571,160	(409,724,054)	26,454,235,292

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.23
Cash and Due from Banks	4,416,145,396	1,865,794	(71,700,003)	4,346,311,187
Debt Securities at fair value through profit or loss	1,334,862,738	—	(30,905,319)	1,303,957,419
Derivative Financial Instruments	90,915,511	3,321	(14,069,425)	76,849,407
Repurchase Transactions	2,594,755,214	—	(46,560,943)	2,548,194,271
Other Financial Assets	409,343,267	—	(21,498,546)	387,844,721
Loans and Other Financing	6,852,094,715	22,726	(143,459,601)	6,708,657,840
Other Debt Securities	4,194,855,555	—	—	4,194,855,555
Financial Assets Pledged as Collateral	938,332,944	1,441,674	—	939,774,618
Current Income Tax Assets	4,455,198	—	—	4,455,198
Investments in Equity Instruments	20,987,008	—	—	20,987,008
Equity Investments in Associates and Joint Ventures	5,771,514	—	—	5,771,514
Property, Plant and Equipment	773,042,047	583,186	—	773,625,233
Intangible Assets	269,186,312	1,797	—	269,188,109
Deferred Income Tax Assets	413,214,124	—	—	413,214,124
Insurance Contract Assets	21,388,018	—	—	21,388,018
Reinsurance Contract Assets	62,315,290	—	—	62,315,290
Other Non-financial Assets	169,283,327	22,075	(17)	169,305,385
Non-current Assets Held for Sale	163,149	—	—	163,149
TOTAL ASSETS	22,571,111,327	3,940,573	(328,193,854)	22,246,858,046
Deposits	12,522,654,877	—	(93,186,228)	12,429,468,649
Liabilities at Fair Value Through Profit or Loss	107,760,501	—	—	107,760,501
Derivative Financial Instruments	40,720,964	—	(14,069,425)	26,651,539
Repurchase Transactions	97,400,619	—	(46,560,943)	50,839,676
Other Financial Liabilities	2,788,826,452	568,113	(16,546,497)	2,772,848,068
Financing Received from the Argentine Central Bank and Other Financial Institutions	426,178,304	—	(125,384,238)	300,794,066
Debt Securities	228,071,157	—	(26,170,493)	201,900,664
Current Income Tax Liabilities	593,189,308	—	—	593,189,308
Subordinated Debt Securities	452,484,920	—	(4,734,826)	447,750,094
Provisions	44,397,524	—	—	44,397,524
Deferred Income Tax Liabilities	37,793,610	—	—	37,793,610
Insurance Contracts Liabilities	230,186,289	—	(8,976)	230,177,313
Reinsurance Contracts Liabilities	4,711,617	—	—	4,711,617
Other Non-financial Liabilities	605,438,953	1,844,985	(1,532,228)	605,751,710
TOTAL LIABILITIES	18,179,815,095	2,413,098	(328,193,854)	17,854,034,339

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
As of December 31, 2024, and December 31, 2023, Banco Galicia complied with the minimum capital requirement established by the Argentine Central Bank regulations. The balances of these items for Banco Galicia are detailed below, in accordance with the regulations and the currency in force each year.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Computable Regulatory Capital (RPC, as per the initials in Spanish) is made up of Core Capital and Supplementary Capital. Banco Galicia’s balance for such items as of December 31, 2024, and December 31, 2023, is as follows:

	12.31.24	12.31.23
Basic Shareholders’ Equity	6,170,810,792	1,600,079,694
(Deductible Items)	(982,150,688)	(304,644,028)
Equity Tier 1	5,188,660,104	1,295,435,666
Complementing shareholders’ Equity	51,625,000	80,848,330
Equity Tier 2	51,625,000	80,848,330
Regulatory Capital (RPC)	5,240,285,104	1,376,283,996
The breakdown of the minimum capital requirement determined for the Group is shown below:

	12.31.24	12.31.23
Credit Risk	1,431,086,626	288,667,341
Market Risk	71,490,398	52,837,873
Operational Risk	479,696,205	112,505,729
Minimum Capital Requirement	1,982,273,229	454,010,943
Integration	5,240,285,104	1,376,283,996
Excess	3,258,011,875	922,273,053
Financial Risks
Financial risk is a phenomenon inherent to the financial brokerage activity. The exposure to the different financial risk factors is a natural circumstance that cannot be completely avoided without affecting the Group’s long-term economic viability. However, the lack of management regarding risk exposures is one of the most significant short-term threats. Risk factors need to be identified and managed within a specific policy framework and policies are adopted that consider the risk profile and appetite to achieve long-term strategic objectives.
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
•Brokerage of Debt Instruments Issued by the Argentine Central Bank.
•Brokerage of Third-party Debt securities.
•Brokerage of Shares.
For the fiscal year 2024, a limit of 2.25% of TIER1 was set for all operations, with a closing amount of Ps.29,147,302.
At the close of the fiscal year, Banco Galicia's trading portfolio position exposed to price variations amounted to Ps. 3,332,111,000 (Ps. 993,445,000 of fixed income and Ps. 2,338,666,000 of currency). For each percentage of negative variation in prices, the impact on results was a decrease of Ps. 33,321,000.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Additionally, for the fiscal year 2024, a limit of Ps. 9,292,500 was set for all the operations of Banco GGAL S.A. As of 12.31.2024, the bank's trading portfolio position exposed to price fluctuations was Ps. 50,228,726 in Fixed Rate. For each percentage of negative price variation, the impact on results was a decrease of Ps. 1,944.
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
Currency Risk
The composition of Assets and Liabilities in domestic currency and foreign currency exposes the Bank’s financial position to the so-called “Currency Risk”, as a consequence of market fluctuations in the prices of the different currencies in which Financial Assets and Liabilities are nominated.
The Group’s exposure to the foreign exchange risk as of year-end by type of currency is shown below:

	Balances as of 12.31.24
Currency	Monetary Financial Assets (*)	Monetary Financial Liabilities (**)	Derivatives	Net Position
US Dollar	9,614,818	(9,253,012)	283,581	645,387
Euro	24,278	(13,881)	—	10,397
Canadian Dollar	1,800	(47)	—	1,753
Real	351	—	—	351
Swiss Franc	360	(376)	—	(16)
Others	2,014	(588)	—	1,426
Total	9,643,621	(9,267,904)	283,581	659,298
(*) Includes the following items: Cash and Due from Banks, Debt Securities at fair value through profit or loss, Derivative Financial Instruments, Repurchase Transactions, Other Financial Assets, Loans and Other Financing, Other Debt Securities, Financial Assets Pledged as Collateral and Investments in Equity Instruments.
(**) Includes the following items: Deposits, Liabilities at fair value through profit or loss, Derivative Financial Instruments, Repurchase Transactions, Other Financial Liabilities, Financing Received from the Argentine Central Bank and Other Financial Institutions, Debt Securities and Subordinated Debt Securities.

	Balances as of 12.31.23
Currency	Monetary Financial Assets (*)	Monetary Financial Liabilities (**)	Derivatives	Net Position
US Dollar	6,371,912	(4,920,469)	134,136	1,585,579
Euro	65,431	(12,142)	—	53,289
Canadian Dollar	1,797	(163)	—	1,634
Real	762	—	—	762
Swiss Franc	886	(651)	—	235
Others	2,123	(91)	—	2,032
Total	6,442,911	(4,933,516)	134,136	1,643,531

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(*) Includes the following items:Cash and Due from Banks, Debt Securities at fair value through profit or loss, Derivative Financial Instruments, Repurchase Transactions, Other Financial Assets, Loans and Other Financing, Other Debt Securities, Financial Assets Pledged as Collateral and Investments in Equity Instruments.
(**) Includes the following items: Deposits, Liabilities at fair value through profit or loss, Derivative Financial Instruments, Repurchase Transactions, Other Financial Liabilities, Financing Received from the Argentine Central Bank and Other Financial Institutions, Debt Securities and Subordinated Debt Securities.

		Balances as of 12.31.24		Balances as of 12.31.23
Currency	Change	Income (Loss)	Shareholders’ Equity	Income (Loss)	Shareholders’ Equity
US Dollar	10%	64,539	709,926	158,558	1,744,137
	-10%	(64,539)	580,848	(158,558)	1,427,021
Euro	10%	1,040	11,437	5,329	58,618
	-10%	(1,040)	9,357	(5,329)	47,960
Canadian Dollar	10%	175	1,928	163	1,797
	-10%	(175)	1,578	(163)	1,471
Real	10%	35	386	76	838
	-10%	(35)	316	(76)	686
Swiss Franc	10%	(2)	(18)	24	259
	-10%	2	(14)	(24)	211
Others	10%	143	1,569	203	2,235
	-10%	(143)	1,283	(203)	1,829
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group’s exposure to the interest rate risk is detailed below. This table shows the residual value of assets and liabilities, classified by the sooner of the interest renegotiation date or the maturity date.

	Term (in Days)
Assets and Liabilities at Variable Rate	Up to 30	From 30 to 90	From 90 to 180	From 180 to 365	More than 365	Total
As of 12.31.24
Total Financial Assets	9,219,630,136	2,502,217,479	2,456,120,724	1,756,606,570	9,319,610,037	25,254,184,946
Total Financial Liabilities	15,980,969,770	988,877,285	765,238,898	170,878,735	5,880,311,019	23,786,275,707
Net Amount	(6,761,339,634)	1,513,340,194	1,690,881,826	1,585,727,835	3,439,299,018	1,467,909,239
As of 12.31.23
Total Financial Assets	11,110,373,006	1,200,849,527	1,014,404,944	713,551,537	5,297,282,907	19,336,461,921
Total Financial Liabilities	11,040,230,501	666,825,393	234,770,244	151,575,793	3,982,375,327	16,075,777,258
Net Amount	70,142,505	534,024,134	779,634,700	561,975,744	1,314,907,580	3,260,684,663
The table below shows the sensitivity to potential additional changes in interest rates in the next fiscal year, considering the breakdown as of December 31, 2024. The percentage change budgeted by the Group for fiscal year 2024 was determined considering 100 bps and changes are considered reasonably possible on the basis on an observation of market conditions.

	Additional Changes to the Interest Rate	Increase/(Decrease) in Income before Income Tax in Pesos	Increase/(Decrease) in Shareholders’ Equity in %
Decrease in Interest Rate	-100 bp	6,408,630	0.4%
Increase in Interest Rate	100 bp	(5,143,453)	(0.4)%
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
The table below shows an analysis of maturities of assets and liabilities, determined based on the remaining period as of December 31, 2024, and December 31, 2023, based on undiscounted cash flows:

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.24
Assets
Debt Securities measured at Fair Value through Profit or Loss	1,485,258,885	3,651,463	3,159,235	26,449,024	9,958,608	1,528,477,215
Derivative Financial Instruments	4,161,315	—	—	—	—	4,161,315
Other Financial Assets	1,916,450,677	1,239,122	1,501,717	36,687,449	—	1,955,878,965
Loans and Other Financing	19,506,763,411	5,569,902,799	2,462,830,730	3,918,693,071	807,432,050	32,265,622,061
Other Debt Securities	4,501,540,086	872,932	3,268,891	2,093,541	—	4,507,775,450
Financial Assets Pledged as Collateral	1,484,416,075	—	—	—	—	1,484,416,075
Investments in Equity Instruments	42,086,831	—	—	—	—	42,086,831
Liabilities
Deposits	17,989,740,395	637,490,242	56,949,446	2,563,048	—	18,686,743,131
Liabilities at fair value through profit or loss	9,005,522	—	—	—	—	9,005,522
Derivative Financial Instruments	5,451,239	1,820,652	400,364	—	—	7,672,255
Repurchase Transactions	389,701,262	—	—	—	—	389,701,262
Other Financial Liabilities	2,886,381,893	587,800,901	4,525,950	1,730,402	4,474,871	3,484,914,017
Lease liabilities	16,032,305	3,671,682	4,769,813	35,958,833	544,392	60,977,025
Financing Received from the Argentine Central Bank and Other Financial Institutions	145,884,917	238,005,390	78,687,076	32,687,640	7,480,320	502,745,343
Debt Securities	17,816,575	496,965,121	239,119,435	421,554,276	—	1,175,455,407
Subordinated Debt Securities	10,233,053	—	10,233,053	277,384,338	—	297,850,444

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.23
Assets
Debt Securities measured at Fair Value through Profit or Loss	1,278,621,871	21,349,104	45,365,216	4,810,268	—	1,350,146,459
Derivative Financial Instruments	76,849,407	—	—	—	—	76,849,407
Repurchase Transactions	2,647,539,877	—	—	—	—	2,647,539,877
Other Financial Assets	296,577,249	3,916,209	4,714,909	121,986,184	—	427,194,551
Loans and Other Financing	10,400,536,645	2,958,092,270	952,724,748	836,743,620	309,336,467	15,457,433,750
Other Debt Securities	4,203,751,927	3,495,243	3,926,082	13,976,607	—	4,225,149,859
Financial Assets Pledged as Collateral	939,774,618	—	—	—	—	939,774,618
Investments in Equity Instruments	20,987,009	—	—	—	—	20,987,009
Liabilities
Deposits	12,298,906,038	383,279,219	47,563,773	157,484	—	12,729,906,514
Liabilities measured at Fair Value trough Profit or Loss	107,760,501	—	—	—	—	107,760,501
Derivative Financial Instruments	26,651,539	—	—	—	—	26,651,539
Repurchase transactions	50,839,676	—	—	—	—	50,839,676
Other Financial Liabilities	2,371,347,117	342,123,294	6,194,735	18,606,615	7,658,967	2,745,930,728
Lease Liabilities	1,760,943	4,573,060	6,103,592	14,636,102	15,842,291	42,915,988
Financing Received from the Argentine Central Bank and Other Financial Institutions	136,469,253	188,088,109	52,082,917	9,637,894	—	386,278,173
Debt Securities	34,703,265	153,129,186	41,791,353	17,117,212	—	246,741,016
Subordinated Debt Securities	32,933,667	—	17,155,767	466,283,726	—	516,373,160
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The credit quality of debt securities as of December 31, 2024, is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Foreign government bonds	Private Securities	Total as of 12.31.24
AAA	—	—	—	—	—	26,942,895	13,691,975	40,634,870
AAA(arg)	—	—	—	—	—	—	20,926,229	20,926,229
Aaa.ar	—	—	—	—	—	—	21,093,752	21,093,752
AA+	—	—	—	—	—	—	11,430,455	11,430,455
AA+(arg)	—	—	—	—	—	—	2,519,677	2,519,677
AA+.ar	—	—	—	—	—	—	59,935	59,935
AA(arg)+	—	—	—	—	—	—	4,073,152	4,073,152
AA	—	—	—	—	—	—	9,914,211	9,914,211
AA(arg)	—	—	—	—	—	—	10,372,309	10,372,309
AA.ar	—	—	—	—	—	—	45,789	45,789
AA-	—	—	—	—	—	—	312,350	312,350
AA-(arg)	—	—	—	—	—	—	285,264	285,264
AA(arg)-	—	—	—	—	—	—	101,887	101,887
A+	—	—	—	—	—	—	3,058,577	3,058,577
A+.ar	—	—	—	—	—	—	808,572	808,572
A1(arg)	—	—	—	—	—	—	473,738	473,738
A1(arg)+	—	—	—	—	—	—	4,145,188	4,145,188
A1+	—	—	—	—	—	—	3,658,075	3,658,075
A-1.ar	—	—	—	—	—	—	4,091,749	4,091,749
A	—	—	—	—	—	—	125,950	125,950
A(arg)	—	—	—	—	—	—	3,364,133	3,364,133
A2(arg)	—	—	—	—	—	—	224,602	224,602
A-	—	—	—	—	—	—	280,981	280,981
A-(arg)	—	—	—	—	—	—	344,611	344,611
A-.ar	—	—	—	—	—	—	962,162	962,162
BBB+	—	—	—	—	—	—	288,182	288,182
BBB(arg)	—	—	—	—	—	—	2,828	2,828
BB(arg)	—	—	—	—	—	—	12,011	12,011
raB+	—	—	—	—	—	—	703,078	703,078
B	—	—	—	—	—	—	1,249	1,249
B-	—	—	—	—	—	—	111	111
BB-	—	—	—	—	—	—	8,858,583	8,858,583
CCC+	—	—	—	—	—	—	28	28
CCC	919,962,513	48,620,216	4,089,407	377,627,382	2,594,477	—	1,102,144	1,353,996,139
C(arg)	—	—	—	—	—	—	31,336	31,336
D(arg)	—	—	—	—	—	—	1,447,351	1,447,351
Total	919,962,513	48,620,216	4,089,407	377,627,382	2,594,477	26,942,895	128,812,224	1,508,649,114

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The credit quality of debt securities as of December 31, 2023, is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Foreign government bonds	Private Securities	Total as of 12.31.23
AAA	—	43,962	—	—	—	34,659,533	27,587,456	62,290,951
AA+	—	—	4,988,997	—	—	—	1,089,844	6,078,841
AA	—	138,768	—	—	—	—	14,757,523	14,896,291
AA-	1,138,327	—	—	—	—	—	372,077	1,510,404
A+	—	—	—	—	—	—	5,652,721	5,652,721
A1	—	—	—	—	—	—	264,263	264,263
A	—	—	—	—	—	—	3,365,456	3,365,456
A2	—	—	—	—	—	—	583,602	583,602
A-	—	1,685,305	—	—	—	—	1,365,731	3,051,036
BBB-	—	2	—	—	—	—	—	2
B1	—	369,109	—	—	—	—	—	369,109
BB-	—	—	—	—	—	—	1,414,198	1,414,198
CCC	1,190,786,516	—	—	13,601,843	—	—	92,186	1,204,480,545
Total	1,191,924,843	2,237,146	4,988,997	13,601,843	—	34,659,533	56,545,057	1,303,957,419
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
Impairment of financial assets
The “Expected Credit Loss” (“ECL”) model applies to financial assets which are measured at both amortized cost and fair value through OCI.
The standard establishes a "three stages" model for impairment based on changes in credit quality since initial recognition. Stage 1 includes financial assets with normal or no significant risk associated; Stage 2 includes financial assets for which a significant increase in credit risk (“SICR”) has been identified but they are not yet deemed to be credit-impaired, and Stage 3 comprises financial assets which are defaulted and/or subject to serious risk of impairment.
To calculate the provisions for credit impairment risk, IFRS 9 differentiates between each of the three stages. The resulting concepts are explained as follows:
•Expected Credit Losses within a 12-month period: possible events of default within the 12 months following the date of the presentation of financial statements. Assets included in Stage 1 have their ECL measured at 12-month ECL.
•Lifetime Expected Credit Losses: ECL during the active period of the financial asset, which results of calculating the probability of default of an asset throughout its life, up until its maturity. Instruments in Stage 2 or 3 have their ECL measured based on lifetime ECL.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
A pervasive concept in measuring ECL in accordance with IFRS 9 is that it should consider forward looking information. The Group has included below an explanation on how it has incorporated this in its ECL models.
Grouping of instruments for losses measured on a collective basis
The ECLs are estimated both individually and collectively. The objective of the Group's individual estimate is to estimate expected losses for certain impaired loans or for those loans that require specific treatment.
The population of individual cases can be divided as follows:
•For impaired loans that meet the following conditions: commercial portfolio, debt of more than one million dollars, and BCRA classification "C" or higher, an individual report is prepared in which the recovery expectation and its complement, the LGD, are analyzed to determine the expected loss.
•For loans with specific analyses, when it is detected that there are cases in which the collective model does not reflect the expected loss expectation, the estimate is made individually. In addition to what was mentioned in the first point, a PD estimate is also made.
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
Stage classification
Each subsidiary of Grupo Galicia classifies financial instruments subject to impairment under IFRS 9 in stages, as follows:
•Stage 1: in the case of retail portfolios, it includes every operation up to 30 days past due. In the case of wholesale portfolios, it considers every client whose BCRA situation indicates a normal status (A1) (i.e. low risk of bankruptcy).
•Stage 2: considers two groups:
◦For retail and retail like Portfolios between 31 and 90 days past due. For wholesale it considers credit ratings for which the risk of default has increased significantly (B).
◦Probability of Default (“PD”) or Score with impairment risk.
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
•Loss given Default (“LGD”): this represents Grupo Galicia’s expectation of effective loss from the total exposure at default. Its value changes according to the counterparty, seniority of the claim and availability of collateral or other credit support. LGD is expressed as a percentage loss per Peso of exposure at the time of default and is calculated on a 12-month or lifetime basis, where 12-month LGD is the percentage loss expected to be incurred if default occurs within the next 12 months and lifetime LGD

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
is the percentage loss expected to be incurred if default occurs during the remaining life of the financial instrument.
The ECL is determined by projecting the PD, LGD, and EAD for each future month and for each individual exposure or group segment. These three components are multiplied and adjusted for the probability of survival (i.e., the exposure has not been prepaid or entered default in a prior month). This effectively calculates an ECL for each future month, which is then discounted to the filing date and aggregated. The discount rate used in calculating the ECL is the original effective interest rate or an approximation thereof.
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

Scenario Probabilities	Base	Optimistic	Pessimistic
Retail, Retail like and Wholesale	70%	15%	15%
Naranja	70%	15%	15%
In order to take time value of money into account, Grupo assumes expected losses will take place according to the PD behavior.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Key macroeconomic variables used in the scenarios described below are shown in the table:

Macroeconomic Variable Projections (%)		QI - 2025(*)	QII - 2025 (*)	QIII - 2025 (*)	QIV - 2025 (*)
GDP	Base	3.7%	7.1%	5.0%	5.9%
	Optimistic	4.2%	8.1%	6.6%	8.0%
	Pessimistic	1.6%	2.9%	-1.1%	-2.2%
Unemployment Rate	Base	-8.6%	-7.5%	-2.9%	-1.7%
	Optimistic	-13.8%	-12.7%	-8.5%	-7.3%
	Pessimistic	17.5%	19.0%	24.8%	26.4%
Real Salary	Base	14.8%	7.1%	4.9%	4.9%
	Optimistic	16.7%	9.0%	7.3%	8.1%
	Pessimistic	12.4%	1.1%	-4.2%	-7.1%
Badlar rate	Base	-62.3%	-7.9%	-25.3%	-21.7%
	Optimistic	-74.0%	-37.8%	-50.7%	-49.7%
	Pessimistic	-52.9%	44.2%	22.4%	34.8%
Consumer Price Index (CPI)	Base	56.8%	40.5%	32.1%	27.3%
	Optimistic	53.6%	34.8%	24.1%	17.2%
	Pessimistic	68.5%	62.3%	64.2%	70.2%
(*) These variations were calculated based on annual basis.
Grupo Galicia has also carried out sensitivity analysis to assess the impact of volatility on macroeconomic variables on the result of the expected credit losses.

Scenario 1 (change in the probability of the macroeconomic scenarios)	Base scenario	Sensitivity
Regular scenario	70%	45%
Positive scenario	15%	10%
Negative scenario	15%	45%
Grupo Financiero Galicia ECL	709,331,237	757,951,958
Retail, Retail like and Wholesale ECL	453,144,951	499,750,516
Naranja ECL	256,186,286	258,201,442

Scenario 2 (change in forecast GDP, inflation, nominal exchange rate, unemployment, current account)	Regular scenario	Positive scenario	Negative scenario
Macroeconomic scenario probability	70%	15%	15%

		Sensitivity
GDP	1%	1%	1%
Unemployment Rate	10%	10%	10%
Real Salary	-5%	-5%	-5%
Badlar rate	5%	2%	5%
CPI	2%	2%	2%
Grupo Financiero Galicia ECL		711,094,139
Retail, Retail like and Wholesale RCL		452,892,697
Naranja ECL		258,201,442

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
The following table contains an analysis of the credit risk exposure of financial instruments for which an ECL allowance is recognized.

	Retail Portfolio
	December 31, 2024				December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	4,656,644,832	217,842,645	39,913,921	4,914,401,398	2,122,664,791
1-30	141,708,368	42,799,786	11,421,813	195,929,967	56,582,477
31-60	—	62,234,203	10,189,157	72,423,360	19,971,141
61-90	—	29,348,133	19,263,986	48,612,119	17,078,626
Default	—	—	136,138,315	136,138,315	84,953,354
Gross Carrying amount	4,798,353,200	352,224,767	216,927,192	5,367,505,159	2,301,250,389
Loss allowance	(177,751,593)	(40,375,315)	(149,614,406)	(367,741,314)	(155,554,256)
Net Carrying amount	4,620,601,607	311,849,452	67,312,786	4,999,763,845	2,145,696,133

	Retail like Portfolio
	December 31, 2024				December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	2,283,979,966	43,243,937	8,101,152	2,335,325,055	1,421,577,886
1-30	25,152,242	6,241,972	2,661,554	34,055,768	21,989,447
31-60	—	3,043,171	499,279	3,542,450	6,478,366
61-90	—	2,031,944	1,136,135	3,168,079	4,388,811
Default	—	—	18,149,796	18,149,796	24,575,499
Gross Carrying amount	2,309,132,208	54,561,024	30,547,916	2,394,241,148	1,479,010,009
Loss allowance	(16,005,417)	(4,431,838)	(16,494,146)	(36,931,401)	(29,432,061)
Net Carrying amount	2,293,126,791	50,129,186	14,053,770	2,357,309,747	1,449,577,948

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Wholesale Portfolio
	December 31, 2024				December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
A	7,555,015,491	1,989,176	—	7,557,004,667	8,996,946,711
B1	898,210,483	1,776,056	189,553	900,176,092	4,862,555
Default	—	—	28,033,596	28,033,596	2,963,199
Gross Carrying amount	8,453,225,974	3,765,232	28,223,149	8,485,214,355	9,004,772,465
Loss allowance	(36,580,258)	(365,151)	(11,526,827)	(48,472,236)	(23,415,568)
Net Carrying amount	8,416,645,716	3,400,081	16,696,322	8,436,742,119	8,981,356,897

	Naranja X
	December 31, 2024				December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	3,024,782,355	185,296,862	75,423	3,210,154,640	1,901,746,803
1-30	164,448,403	36,823,076	20,931	201,292,410	83,542,584
31-60	—	105,632,364	47,583	105,679,947	26,897,608
61-90	—	72,772,775	1,422,237	74,195,012	11,093,212
Default	—	—	129,310,422	129,310,422	39,864,792
Gross Carrying amount	3,189,230,758	400,525,077	130,876,596	3,720,632,431	2,063,144,999
Loss allowance	(108,875,413)	(65,327,342)	(81,983,531)	(256,186,286)	(92,766,769)
Net Carrying amount	3,080,355,345	335,197,735	48,893,065	3,464,446,145	1,970,378,230

	Retail Portfolio
	December 31, 2023				December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	1,661,141,387	442,799,373	18,724,031	2,122,664,791	944,489,597
1-30	28,563,596	24,814,727	3,204,154	56,582,477	25,830,575
31-60	—	17,545,729	2,425,412	19,971,141	9,460,281
61-90	—	11,867,353	5,211,273	17,078,626	6,593,090
Default	—	—	84,953,354	84,953,354	59,849,441
Gross Carrying amount	1,689,704,983	497,027,182	114,518,224	2,301,250,389	1,046,222,984
Loss allowance	(32,885,912)	(33,333,052)	(89,335,292)	(155,554,256)	(132,444,735)
Net Carrying amount	1,656,819,071	463,694,130	25,182,932	2,145,696,133	913,778,249

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Retail like Portfolio
	December 31, 2023				December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	1,198,081,512	216,806,103	6,690,271	1,421,577,886	723,871,047
1-30	10,546,131	9,693,744	1,749,572	21,989,447	7,801,817
31-60	—	5,572,328	906,038	6,478,366	1,643,773
61-90	—	3,234,143	1,154,668	4,388,811	1,122,820
Default	—	—	24,575,499	24,575,499	9,447,989
Gross Carrying amount	1,208,627,643	235,306,318	35,076,048	1,479,010,009	743,887,446
Loss allowance	(5,836,074)	(5,081,800)	(18,514,187)	(29,432,061)	(17,936,844)
Net Carrying amount	1,202,791,569	230,224,518	16,561,861	1,449,577,948	725,950,602

	Wholesale Portfolio
	December 31, 2023				December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
A	8,832,948,834	163,997,877	—	8,996,946,711	2,179,730,806
B1	—	4,842,841	19,714	4,862,555	910,121
Default	—	—	2,963,199	2,963,199	3,096,934
Gross Carrying amount	8,832,948,834	168,840,718	2,982,913	9,004,772,465	2,183,737,861
Loss allowance	(16,665,627)	(4,651,647)	(2,098,294)	(23,415,568)	(10,667,498)
Net Carrying amount	8,816,283,207	164,189,071	884,619	8,981,356,897	2,173,070,363

	Naranja X
	December 31, 2023				December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	1,890,843,075	10,903,728	—	1,901,746,803	718,386,434
1-30	80,429,278	3,113,306	—	83,542,584	34,271,433
31-60	—	26,897,608	—	26,897,608	10,288,175
61-90	—	11,093,212	—	11,093,212	5,385,482
Default	—	—	39,864,792	39,864,792	16,826,950
Gross Carrying amount	1,971,272,353	52,007,854	39,864,792	2,063,144,999	785,158,474
Loss allowance	(54,475,076)	(13,428,932)	(24,862,761)	(92,766,769)	(40,860,416)
Net Carrying amount	1,916,797,277	38,578,922	15,002,031	1,970,378,230	744,298,058
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
This table provides information on balance sheet items and their collateral in offsets as well as loan and other credit-related commitments.
Assets Subject to Impairment

Item	Carrying Amount	Loss Allowances	Net Gross Carrying Amount	Collateral´s Fair Value
Advances	626,409,093	(9,486,373)	616,922,720	—
Documents	3,927,828,023	(13,868,245)	3,913,959,778	—
Mortgage Loans	317,644,027	(9,100,058)	308,543,969	861,771,410
Pledge Loans	397,641,851	(13,265,367)	384,376,484	493,646,489
Personal Loans	1,763,502,535	(203,144,302)	1,560,358,233	—
Credit Card Loans	6,164,899,626	(378,741,237)	5,786,158,389	—
Financial Leases	31,859,811	(889,857)	30,969,954	—
Other Financial Assets	1,404,412,008	(1,463,622)	1,402,948,386	—
Other Debt Securities	2,194,682,315	(14,384,785)	2,180,297,530	—
Financial Assets Pledged as Collateral	1,337,551,989	(68,316)	1,337,483,673	—
Others	1,801,161,815	(64,919,075)	1,736,242,740	1,894,287,111
Total as of December 31, 2024	19,967,593,093	(709,331,237)	19,258,261,856	3,249,705,010
The following table shows information about the mortgage portfolio LTV distribution.

Mortgages Portfolio -LTV Distribution	Exposure
Lower than 50%	354,981
50 to 60%	126,083
60 to 70%	93,982
70 to 80%	141,114
80 to 90%	17,975
90 to 100%	6,446
Higher than 100%	11,123
Total	751,704
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•financial assets derecognized during the period and application of allowances related to assets derecognized in the balance sheet during the fiscal year; and

The following tables explain the changes in the loss allowance between the beginning and the end of the fiscal year due to these factors:

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2023	32,885,912	33,333,052	89,335,292	155,554,256
Inflation effect	(35,689,230)	(22,075,621)	(61,270,709)	(119,035,560)
Financial instruments arising from business combinations (*)	3,836,677	—	1,569,520	5,406,197
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(627,926)	627,926	—	—
Transfer from Stage 1 to Stage 3	(524,271)	—	524,271	—
Transfer from Stage 2 to Stage 1	7,455,588	(7,455,588)	—	—
Transfer from Stage 2 to Stage 3	—	(917,003)	917,003	—
Transfer from Stage 3 to Stage 2	—	5,833,372	(5,833,372)	—
Transfer from Stage 3 to Stage 1	615,299	—	(615,299)	—
New Financial Assets Originated or Purchased	117,458,914	30,311,546	147,301,539	295,071,999
Changes in PDs/LGDs/EADs	52,900,396	5,217,019	2,944,972	61,062,387
Foreign exchange and other movements	4,736,622	1,359,856	134,126,858	140,223,336
Write-offs	(852,166)	—	(80,112,376)	(80,964,542)
Other movements with no P&L impact
Financial assets collected during the year	(4,444,222)	(5,859,244)	(79,273,293)	(89,576,759)
Loss Allowance as of December 31, 2024	177,751,593	40,375,315	149,614,406	367,741,314
(*) See Note 15 business combinations.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2023	5,836,074	5,081,800	18,514,187	29,432,061
Inflation effect	(5,223,505)	(3,182,189)	(10,880,281)	(19,285,975)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(90,506)	90,506	—	—
Transfer from Stage 1 to Stage 3	(23,417)	—	23,417	—
Transfer from Stage 2 to Stage 1	646,130	(646,130)	—	—
Transfer from Stage 2 to Stage 3	—	(119,396)	119,396	—
Transfer from Stage 3 to Stage 2	—	124,378	(124,378)	—
Transfer from Stage 3 to Stage 1	35,217	—	(35,217)	—
New Financial Assets Originated or Purchased	15,684,854	3,650,459	13,836,792	33,172,105
Changes in PDs/LGDs/EADs	1,062,314	346,491	464,097	1,872,902
Foreign exchange and other movements	(183,846)	554,681	24,999,373	25,370,208
Write-offs	—	—	(12,918,990)	(12,918,990)
Other movements with no P&L impact
Financial assets collected during the year	(1,737,898)	(1,468,762)	(17,504,250)	(20,710,910)
Loss Allowance as of December 31, 2024	16,005,417	4,431,838	16,494,146	36,931,401

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2023	16,665,627	4,651,647	2,098,294	23,415,568
Inflation effect	(11,455,823)	(2,380,758)	(1,111,728)	(14,948,309)
Financial instruments arising from business combinations (*)	1,826,769	—	3,367,419	5,194,188
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(2)	2	—	—
Transfer from Stage 1 to Stage 3	(2)	—	2	—
Transfer from Stage 2 to Stage 1	199,526	(199,526)	—	—
Transfer from Stage 2 to Stage 3	—	(907,436)	907,436	—
Transfer from Stage 3 to Stage 2	—	—	—	—
Transfer from Stage 3 to Stage 1	—	—	—	—
New Financial Assets Originated or Purchased	54,631,501	119,278	5,927,393	60,678,172
Changes in PDs/LGDs/EADs	(1,022,663)	238,388	(106,143)	(890,418)
Foreign exchange and other movements	(15,983,090)	(11,953)	3,764,928	(12,230,115)
Write-offs	(400,593)	—	(951,203)	(1,351,796)
Other movements with no P&L impact
Financial assets collected during the year	(7,880,992)	(1,144,491)	(2,369,571)	(11,395,054)
Loss Allowance as of December 31, 2024	36,580,258	365,151	11,526,827	48,472,236
(*) See Note 15 business combinations.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2023	54,475,076	13,428,932	24,862,761	92,766,769
Inflation effect	(43,345,065)	(15,737,972)	(19,358,780)	(78,441,817)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(1,599,127)	1,599,127	—	—
Transfer from Stage 1 to Stage 3	(1,595,711)	—	1,595,711	—
Transfer from Stage 2 to Stage 1	3,593,796	(3,593,796)	—	—
Transfer from Stage 2 to Stage 3	—	(661,754)	661,754	—
Transfer from Stage 3 to Stage 2	—	3,571	(3,571)	—
Transfer from Stage 3 to Stage 1	136,872	—	(136,872)	—
New Financial Assets Originated or Purchased	77,559,529	72,610,161	50,705,819	200,875,509
Changes in PDs/LGDs/EADs	91,836,389	8,389,571	42,570,850	142,796,810
Other movements with no P&L impact
Financial assets collected during the year	(72,186,346)	(10,710,498)	(18,914,141)	(101,810,985)
Loss Allowance as of December 31, 2024	108,875,413	65,327,342	81,983,531	256,186,286

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	93,582,059	70,859,938	119,783,536	284,225,533
Inflation effect	(66,097,728)	(60,853,385)	(129,588,497)	(256,539,610)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(3,819,979)	3,819,979	—	—
Transfer from Stage 1 to Stage 3	(1,841,501)	—	1,841,501	—
Transfer from Stage 2 to Stage 1	4,987,863	(4,987,863)	—	—
Transfer from Stage 2 to Stage 3	—	(2,907,166)	2,907,166	—
Transfer from Stage 3 to Stage 2	—	1,965,532	(1,965,532)	—
Transfer from Stage 3 to Stage 1	2,008,876	—	(2,008,876)	—
New Financial Assets Originated or Purchased	29,112,092	33,238,891	129,721,728	192,072,711
Changes in PDs/LGDs/EADs	(7,649,601)	(1,340,917)	(6,673,941)	(15,664,459)
Foreign exchange and other movements	(9,669,785)	7,715,897	19,521,190	17,567,302
Other movements with no P&L impact
Financial assets collected during the year	(7,726,384)	(14,177,854)	(44,202,983)	(66,107,221)
Loss Allowance as of December 31, 2023	32,885,912	33,333,052	89,335,292	155,554,256

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	30,245,310	5,790,026	18,708,295	54,743,631
Inflation effect	(19,782,379)	(6,482,858)	(23,946,248)	(50,211,485)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(874,517)	874,517	—	—
Transfer from Stage 1 to Stage 3	(184,304)	—	184,304	—
Transfer from Stage 2 to Stage 1	393,832	(393,832)	—	—
Transfer from Stage 2 to Stage 3	—	(176,802)	176,802	—
Transfer from Stage 3 to Stage 2	—	53,581	(53,581)	—
Transfer from Stage 3 to Stage 1	48,557	—	(48,557)	—
New Financial Assets Originated or Purchased	6,874,793	5,691,370	28,143,512	40,709,675
Changes in PDs/LGDs/EADs	323,041	94,052	(548,200)	(131,107)
Foreign exchange and other movements	(444,249)	970,228	3,534,565	4,060,544
Other movements with no P&L impact
Financial assets collected during the year	(10,764,010)	(1,338,482)	(7,636,705)	(19,739,197)
Loss Allowance as of December 31, 2023	5,836,074	5,081,800	18,514,187	29,432,061

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	19,063,344	2,892,147	1,838,744	23,794,235
Inflation effect	(16,710,074)	(4,970,731)	(2,647,839)	(24,328,644)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(239,412)	239,412	—	—
Transfer from Stage 1 to Stage 3	(40,071)	—	40,071	—
Transfer from Stage 2 to Stage 1	625	(625)	—	—
Transfer from Stage 2 to Stage 3	—	—	—	—
Transfer from Stage 3 to Stage 2	—	—	—	—
Transfer from Stage 3 to Stage 1	—	—	—	—
New Financial Assets Originated or Purchased	27,265,894	3,527,250	4,558,298	35,351,442
Changes in PDs/LGDs/EADs	(278,565)	51,194	(591,416)	(818,787)
Foreign exchange and other movements	(4,917,268)	3,991,185	111,589	(814,494)
Other movements with no P&L impact
Financial assets collected during the year	(7,478,846)	(1,078,185)	(1,211,153)	(9,768,184)
Loss Allowance as of December 31, 2023	16,665,627	4,651,647	2,098,294	23,415,568

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	53,397,449	22,359,808	35,921,402	111,678,659
Inflation effect	(59,367,108)	(20,170,910)	(30,221,707)	(109,759,725)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(927,246)	927,246	—	—
Transfer from Stage 1 to Stage 3	(1,101,022)	—	1,101,022	—
Transfer from Stage 2 to Stage 1	830	(954,950)	954,120	—
Transfer from Stage 2 to Stage 3	2,619,814	(2,620,870)	1,056	—
Transfer from Stage 3 to Stage 2	—	107,567	(107,567)	—
Transfer from Stage 3 to Stage 1	724,550	—	(724,550)	—
New Financial Assets Originated or Purchased	21,940,069	6,498,670	9,464,262	37,903,001
Changes in PDs/LGDs/EADs	34,206,010	15,476,254	33,591,671	83,273,935
Foreign exchange and other movements	6,946,311	1,118,138	1,004,250	9,068,699
Other movements with no P&L impact
Financial assets collected during the year	(3,964,581)	(9,312,021)	(26,121,198)	(39,397,800)
Loss Allowance as of December 31, 2023	54,475,076	13,428,932	24,862,761	92,766,769

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	77,211,783	132,321,224	202,910,025	412,443,032
Inflation effect	(47,988,338)	(63,513,869)	(99,304,050)	(210,806,257)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(2,621,375)	2,621,375	—	—
Transfer from Stage 1 to Stage 3	(1,378,949)	—	1,378,949	—
Transfer from Stage 2 to Stage 1	7,761,296	(7,761,296)	—	—
Transfer from Stage 2 to Stage 3	—	(3,773,245)	3,773,245	—
Transfer from Stage 3 to Stage 2	—	3,776,154	(3,776,154)	—
Transfer from Stage 3 to Stage 1	6,061,686	—	(6,061,686)	—
New Financial Assets Originated or Purchased	73,299,228	55,462,314	65,877,304	194,638,846
Changes in PDs/LGDs/EADs	6,181,401	7,557,380	(9,804,651)	3,934,130
Foreign exchange and other movements	(13,817,392)	(27,167,530)	10,400,776	(30,584,146)
Other movements with no P&L impact
Financial assets collected during the year	(11,127,281)	(28,662,569)	(45,610,222)	(85,400,072)
Loss Allowance as of December 31, 2022	93,582,059	70,859,938	119,783,536	284,225,533

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	3,405,161	17,982,265	34,469,275	55,856,701
Inflation effect	(8,878,083)	(7,764,004)	(16,150,832)	(32,792,919)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(71,949)	71,949	—	—
Transfer from Stage 1 to Stage 3	(18,140)	—	18,140	—
Transfer from Stage 2 to Stage 1	308,305	(308,305)	—	—
Transfer from Stage 2 to Stage 3	—	(83,086)	83,086	—
Transfer from Stage 3 to Stage 2	—	314,864	(314,864)	—
Transfer from Stage 3 to Stage 1	223,526	—	(223,526)	—
New Financial Assets Originated or Purchased	32,673,906	4,304,453	13,858,547	50,836,906
Changes in PDs/LGDs/EADs	4,802,019	1,192,781	(171,256)	5,823,544
Foreign exchange and other movements	(854,359)	(9,107,742)	(3,256,122)	(13,218,223)
Other movements with no P&L impact
Financial assets collected during the year	(1,345,076)	(813,149)	(9,604,153)	(11,762,378)
Loss Allowance as of December 31, 2022	30,245,310	5,790,026	18,708,295	54,743,631

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	19,354,513	4,226,108	9,638,780	33,219,401
Inflation effect	(9,290,704)	(2,185,649)	(3,186,956)	(14,663,309)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(15,956)	15,956	—	—
Transfer from Stage 1 to Stage 3	(4,902)	—	4,902	—
Transfer from Stage 2 to Stage 1	421,161	(421,161)	—	—
Transfer from Stage 2 to Stage 3	—	(311)	311	—
Transfer from Stage 3 to Stage 2	—	—	—	—
Transfer from Stage 3 to Stage 1	—	—	—	—
New Financial Assets Originated or Purchased	21,490,869	2,641,612	1,004,463	25,136,944
Changes in PDs/LGDs/EADs	(20,195)	(217,992)	(658)	(238,845)
Foreign exchange and other movements	(518,837)	431,102	945,758	858,023
Other movements with no P&L impact
Financial assets collected during the year	(12,352,605)	(1,597,518)	(6,567,856)	(20,517,979)
Loss Allowance as of December 31, 2022	19,063,344	2,892,147	1,838,744	23,794,235

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	75,000,670	16,609,699	35,632,090	127,242,459
Inflation effect	(42,613,401)	(13,517,596)	(23,878,897)	(80,009,894)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(1,542,535)	1,542,535	—	—
Transfer from Stage 1 to Stage 3	(1,849,606)	—	1,849,606	—
Transfer from Stage 2 to Stage 1	1,085,859	(1,085,859)	—	—
Transfer from Stage 2 to Stage 3	—	(1,646,783)	1,646,783	—
Transfer from Stage 3 to Stage 2	—	104,494	(104,494)	—
Transfer from Stage 3 to Stage 1	143,005	—	(143,005)	—
New Financial Assets Originated or Purchased	25,827,343	27,854,758	43,827,972	97,510,073
Changes in PDs/LGDs/EADs	(11,445,197)	(1,163,465)	(2,610,302)	(15,218,964)
Foreign exchange and other movements	12,839,097	(1,572,216)	5,776,524	17,043,405
Other movements with no P&L impact
Financial assets collected during the year	(4,047,786)	(4,765,759)	(26,074,875)	(34,888,420)
Loss Allowance as of December 31, 2022	53,397,449	22,359,808	35,921,402	111,678,659
The following table further explains changes in the gross carrying amount of specific segment portfolio to help explain their significance to the changes in the loss allowance:

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2023	1,689,704,983	497,027,182	114,518,224	2,301,250,389
Financial instruments arising from business combinations (*)	975,212,868	—	20,538,817	995,751,685
Transfers:
Transfers from Stage 1 to Stage 2	(18,861,883)	18,861,883	—	—
Transfers from Stage 1 to Stage 3	(10,818,757)	—	10,818,757	—
Transfers from Stage 2 to stage 1	151,799,213	(151,799,213)	—	—
Transfers from Stage 2 to Stage 3	(7,170,381)	(7,042,005)	14,212,386	—
Transfers from Stage 3 to Stage 2	252,780	8,369,863	(8,622,643)	—
Transfers from Stage 3 to Stage 1	1,032,465	—	(1,032,465)	—
Financial assets derecognized during the period other than write-offs	(135,290,496)	(44,842,663)	(40,329,319)	(220,462,478)
New financial assets originated or purchased	1,475,782,247	211,684,576	162,696,530	1,850,163,353
Financial instruments written off	—	—	(80,374,955)	(80,374,955)
Foreign exchange and other movements	1,590,476,853	88,750,728	86,431,768	1,765,659,349
Inflation Effect	(913,766,692)	(268,785,584)	(61,929,908)	(1,244,482,184)
Gross carrying amount as of December 31, 2024	4,798,353,200	352,224,767	216,927,192	5,367,505,159
(*) See Note 15.3 business combinations.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail like Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2023	1,208,627,643	235,306,318	35,076,048	1,479,010,009
Transfers:
Transfers from Stage 1 to Stage 2	(3,823,006)	3,823,006	—	—
Transfers from Stage 1 to Stage 3	(938,507)	—	938,507	—
Transfers from Stage 2 to Stage 1	29,159,159	(29,159,159)	—	—
Transfers from Stage 2 to Stage 3	—	(1,637,655)	1,637,655	—
Transfers from Stage 3 to Stage 2	—	270,275	(270,275)	—
Transfers from Stage 3 to Stage 1	89,700	—	(89,700)	—
Financial assets derecognized during the period other than write-offs	(407,988,731)	(69,267,883)	(13,425,728)	(490,682,342)
New financial assets originated or purchased	2,053,412,344	38,868,969	22,932,530	2,115,213,843
Financial instruments written off	—	—	(17,282,520)	(17,282,520)
Foreign exchange and other movements	84,203,105	3,607,630	20,000,052	107,810,787
Inflation Effect	(653,609,499)	(127,250,477)	(18,968,653)	(799,828,629)
Gross carrying amount as of December 31, 2024	2,309,132,208	54,561,024	30,547,916	2,394,241,148

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2023	8,832,948,834	168,840,718	2,982,913	9,004,772,465
Financial instruments arising from business combinations (*)	1,138,872,612	—	16,887,006	1,155,759,618
Transfers:
Transfers from Stage 1 to Stage 2	(1)	1	—	—
Transfers from Stage 1 to Stage 3	(31)	—	31	—
Transfers from Stage 2 to Stage 1	6,196,842	(6,196,842)	—	—
Transfers from Stage 2 to Stage 3	—	(8,244,035)	8,244,035	—
Transfers from Stage 3 to Stage 2	—	—	—	—
Transfers from Stage 3 to Stage 1	—	—	—	—
Financial assets derecognized during the period other than write-offs	(5,471,912,996)	(61,192,037)	(1,745,877)	(5,534,850,910)
New financial assets originated or purchased	10,971,156,450	1,477,762	6,608,639	10,979,242,851
Financial instruments written off	—	—	(892,339)	(892,339)
Foreign exchange and other movements	(2,247,296,351)	386,444	(2,248,140)	(2,249,158,047)
Inflation Effect	(4,776,739,385)	(91,306,779)	(1,613,119)	(4,869,659,283)
Gross carrying amount as of December 31, 2024	8,453,225,974	3,765,232	28,223,149	8,485,214,355
(*) See Note 15.3 business combinations.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2023	1,971,272,353	52,007,854	39,864,792	2,063,144,999
Transfers:
Transfers from Stage 1 to Stage 2	(12,770,835)	12,770,835	—	—
Transfers from Stage 1 to Stage 3	(38,305,040)	—	38,305,040	—
Transfers from Stage 2 to Stage 1	14,759,121	(14,759,121)	—	—
Transfers from Stage 2 to Stage 3	—	(2,481,735)	2,481,735	—
Transfers from Stage 3 to Stage 2	—	5,660	(5,660)	—
Transfers from Stage 3 to Stage 1	192,046	—	(192,046)	—
Financial assets derecognized during the period other than write-offs	(80,920,208)	(11,383,036)	(19,396,365)	(111,699,609)
New financial assets originated or purchased	2,307,609,490	389,160,324	88,178,138	2,784,947,952
Financial instruments written off	(20,942,123)	(844,684)	(528,543)	(22,315,350)
Inflation Effect	(951,664,046)	(23,951,020)	(17,830,495)	(993,445,561)
Gross carrying amount as of December 31, 2024	3,189,230,758	400,525,077	130,876,596	3,720,632,431

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2022	2,339,947,657	403,340,415	144,148,141	2,887,436,213
Transfers:
Transfers from Stage 1 to Stage 2	(82,107,527)	82,107,527	—	—
Transfers from Stage 1 to Stage 3	(17,532,738)	—	17,532,738	—
Transfers from Stage 2 to Stage 1	35,059,750	(35,059,750)	—	—
Transfers from Stage 2 to Stage 3	—	(10,196,605)	10,196,605	—
Transfers from Stage 3 to Stage 2	—	2,635,996	(2,635,996)	—
Transfers from Stage 3 to Stage 1	2,689,387	—	(2,689,387)	—
Financial assets derecognized during the period other than write-offs	(210,204,266)	(44,407,609)	(28,912,157)	(283,524,032)
New financial assets originated or purchased	622,403,211	254,822,742	70,122,081	947,348,034
Foreign exchange and other movements	581,740,313	117,603,201	4,615,130	703,958,644
Inflation Effect	(1,582,290,804)	(273,818,735)	(97,858,931)	(1,953,968,470)
Gross carrying amount as of December 31, 2023	1,689,704,983	497,027,182	114,518,224	2,301,250,389

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail like Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2022	1,956,306,607	107,506,020	29,819,534	2,093,632,161
Transfers:
Transfers from Stage 1 to Stage 2	(48,269,113)	48,269,113	—	—
Transfers from Stage 1 to Stage 3	(2,824,566)	—	2,824,566	—
Transfers from Stage 2 to Stage 1	12,070,599	(12,070,599)	—	—
Transfers from Stage 2 to Stage 3	—	(1,207,086)	1,207,086	—
Transfers from Stage 3 to Stage 2	—	102,830	(102,830)	—
Transfers from Stage 3 to Stage 1	143,617	—	(143,617)	—
Financial assets derecognized during the period other than write-offs	(405,893,292)	(14,868,985)	(7,046,012)	(427,808,289)
New financial assets originated or purchased	943,590,233	159,860,035	23,661,734	1,127,112,002
Foreign exchange and other movements	83,060,757	19,233,755	5,099,397	107,393,909
Inflation Effect	(1,328,092,545)	(72,983,419)	(20,243,810)	(1,421,319,774)
Gross carrying amount as of December 31, 2023	1,210,092,297	233,841,664	35,076,048	1,479,010,009

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2022	6,130,242,819	40,513,105	2,759,002	6,173,514,926
Transfers:
Transfers from Stage 1 to Stage 2	(19,324,455)	19,324,455	—	—
Transfers from Stage 1 to Stage 3	(827,236)	—	827,236	—
Transfers from Stage 2 to Stage 1	26,739	(26,739)	—	—
Transfers from Stage 2 to Stage 3	—	—	—	—
Transfers from Stage 3 to Stage 2	—	—	—	—
Transfers from Stage 3 to Stage 1	—	—	—	—
Financial assets derecognized during the period other than write-offs	(1,380,151,469)	(7,676,634)	(32,781,148)	(1,420,609,251)
New financial assets originated or purchased	8,564,249,142	112,584,971	2,963,199	8,679,797,312
Foreign exchange and other movements	(299,582,764)	31,624,995	31,087,648	(236,870,121)
Inflation Effect	(4,161,683,942)	(27,503,435)	(1,873,024)	(4,191,060,401)
Gross carrying amount as of December 31, 2023	8,832,948,834	168,840,718	2,982,913	9,004,772,465

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2022	2,184,988,983	83,447,355	62,123,619	2,330,559,957
Transfers:
Transfers from Stage 1 to Stage 2	(15,517,320)	15,517,320	—	—
Transfers from Stage 1 to Stage 3	(17,003,866)	—	17,003,866	—
Transfers from Stage 2 to Stage 1	11,349,797	(11,349,797)	—	—
Transfers from Stage 2 to Stage 3	—	(3,567,519)	3,567,519	—
Transfers from Stage 3 to Stage 2	—	207,794	(207,794)	—
Transfers from Stage 3 to Stage 1	1,288,873	—	(1,288,873)	—
Financial assets derecognized during the period other than write-offs	(9,366,170)	(9,025,568)	(17,306,843)	(35,698,581)
New financial assets originated or purchased	1,298,871,922	33,428,801	18,147,626	1,350,448,349
Inflation Effect	(1,483,339,866)	(56,650,532)	(42,174,328)	(1,582,164,726)
Gross carrying amount as of December 31, 2023	1,971,272,353	52,007,854	39,864,792	2,063,144,999
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
Banco Galicia has filed to the Customs Collection and Control Agency (Agencia de Recaudación y Control Aduanero, ARCA (formerly AFIP)) several claims for refund of the Income Tax paid in excess for the fiscal years 2014, 2015, 2016, 2017, 2018, 2019, 2021 and 2022, for the amounts of Ps.433,815, Ps.459,319, Ps.944,338, Ps.866,842, Ps.3,646,382, Ps.4,403,712, Ps.629,837 and Ps.4,039,802, respectively. These claims are based on Argentine jurisprudence that establishes the unconstitutionality of the rules disabling the application of the tax inflation adjustment, resulting in confiscatory situations. Considering the delay in the resolution by the Federal Administration of Public Revenue, the corresponding judicial claims were filed.
Identical claims were filed by other Group subsidiaries before the ARCA: Tarjetas Cuyanas S.A., (Tarjeta Naranja S.A.U. predecessor company), for 2014 and 2016 periods, for an amount of Ps.145,478, nominal value; Tarjeta Naranja S.A.U., for 2014 and 2016 periods, for a total amount of Ps.580,164, nominal value; and for 2015, 2017, and 2018 periods, for an amount of Ps.149,763, Ps.326,498, and Ps.973,843, nominal value, respectively. Considering the delay in the resolution by the Customs Collection and Control Agency, the corresponding judicial claims were filed. On May 26, 2020, Tarjeta Naranja S.A.U. filed before the AFIP a claim for the repetition of the Income Tax corresponding to 2019 period for

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Ps.1,364,949 in nominal value. Regarding the lawsuit filed by Tarjeta Naranja S.A.U. for fiscal year 2018, a favorable first instance ruling was obtained on August 14, 2024.
Additionally, GGAL Holdings S.A., another subsidiary of the Group, has filed with ARCA several income tax reimbursement claims for the tax years 2014, 2015, 2016, 2017 and 2018 in the amounts of Ps.642,172, Ps.399,912, Ps.969,912, Ps.571,573 and Ps.1,287,536, respectively.
At the closing of these Financial Statements, the Group does not record contingent assets derived from the aforementioned presentations.
b) Consumer Protection Associations
Consumer Protection Associations, on behalf of consumers, have filed claims against Banco Galicia and GGAL Holdings S.A. regarding the collection of certain fees, interest rates and financial charges.
The Group believes that the resolution of these controversies will not have a significant impact on its financial condition.
c) Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. and Summary Proceedings Commenced by the Argentine Central Bank
The penalties imposed and the summary proceedings commenced by the Argentine Central Bank are detailed in Note 52.
The provisions for contingencies recorded are as follows:

	12.31.24	12.31.23
Other Contingencies	74,751,634	35,159,822
For Commercial Lawsuits/Legal matters	30,935,841	23,013,889
For Labor Lawsuits	850,850	1,949,318
For Claims and Credit Cards	200	436
For Guarantees Granted	—	2,488
For Other Contingencies	42,964,743	10,193,691
For Termination Benefits(*)	321,731,661	8,740,620
Difference for Dollarization of Judicial Deposits—Communication “A” 4686	110,190	497,082
Total	396,593,485	44,397,524
(*)     As a result of the acquisition of the companies of GGAL Holdings S.A. (formerly HSBC Argentina Holdings S.A.) (see Note 15.3), a merger by absorption process will be carried out as described in Note 54, with the purpose of optimizing operations and resources, providing a unified service proposal to customers. The purpose of this process is to achieve operating efficiency, maximization of resources and market consolidation, with the main objective of creating a more agile and effective structure that responds to the challenges of the Argentine market. With this objective in mind, a restructuring plan has been communicated to the employees, which will have different stages of execution. Based on this plan, the Group made a provision for the Restructuring Plan for Ps.287,485,252 as of December 31, 2024, which was charged to income within the Personnel Benefits line.

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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•are subject to a netting agreement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position.
Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.
The financial instruments subject to offsetting, master netting agreements and similar agreements as of December 31, 2024 and 2023 are as follows:

	Offsetting effects on Statement of Financial Position			Related amounts not offset
12.31.24	Gross Amount	Offset Amount	Net amounts in Statement Financial Position	Subject to netting agreements	Total Net Amount
Financial Assets
Derivate Instruments	5,629,415	—	5,629,415	(4,050,966)	1,578,449
Transfers from customers of other banks(*)	79,748,440	(7,549,202)	72,199,238	(30,257,540)	41,941,698
Consumption of foreign cards(*)	49,880,317	—	49,880,317	(16,761,918)	33,118,399
Total	135,258,172	(7,549,202)	127,708,970	(51,070,424)	76,638,546
Financial Liabilities
Derivate Instruments	4,741,593	—	4,741,593	(4,050,966)	690,627
Transfers from customers of other banks(**)	40,249,552	(7,549,202)	32,700,350	(30,257,540)	2,442,810
Consumption of foreign cards(**)	16,761,918	—	16,761,918	(16,761,918)	—
Total	61,753,063	(7,549,202)	54,203,861	(51,070,424)	3,133,437
(*) Included within Loans and Other Financing.
(**) Included within Other Non-financial Liabilities.

	Offsetting effects on Statement of Financial Position			Related amounts not offset
12.31.23	Gross Amount	Offset Amount	Net amounts in Statement Financial Position	Subject to netting agreements	Total Net Amount
Financial Assets
Derivate Instruments	17,606,446	—	17,606,446	(12,589,754)	5,016,692
Transfers from customers of other banks(*)	45,192,225	—	45,192,225	(26,584,027)	18,608,198
Consumption of foreign cards(*)	27,176,890	—	27,176,890	(4,364,694)	22,812,196
Total	89,975,561	—	89,975,561	(43,538,475)	46,437,086
Financial Liabilities
Derivate Instruments	14,083,858	—	14,083,858	(12,589,756)	1,494,102
Transfers from customers of other banks(**)	26,584,027	—	26,584,027	(26,584,027)	—
Consumption of foreign cards(**)	4,364,694	—	4,364,694	(4,364,694)	—
Total	45,032,579	—	45,032,579	(43,538,477)	1,494,102
(*) Included within Loans and Other Financing.
(**) Included within Other Non-financial Liabilities.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
The credit exposure for these transactions is detailed below.

	12.31.24	12.31.23
Agreed Credits	1,074,772,568	535,330,124
Documentary Export and Import Credits	122,192,456	39,797,296
Guarantees Granted	921,976,047	833,054,835
Liabilities for Foreign Trade Operations	74,062,851	39,884,227

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The expected credit loss related to the items mentioned above as of the indicated dates were as follows:

	12.31.24	12.31.23
For Agreed Credits	971,628	386,184
For Documentary Export and Import Credits	2,078,499	59,532
For Guarantees Granted	13,567,486	2,998,996
For Liabilities for Foreign Trade Operations	571,978	106,901
The fees and commissions related to the items mentioned above as of the indicated dates were as follows:

	12.31.24	12.31.23
For Agreed Credits	2,385,476	606,565
For Documentary Export and Import Credits	2,494,531	1,448,202
For Guarantees Granted	4,625,901	3,940,261
The credit risk of these instruments is essentially the same as that involved in lending credit facilities to customers.
To grant guarantees to our customers, we may require counter-guarantees, which, classified by type, amount to:

	12.31.24	12.31.23
Other Preferred Guarantees Received	26,407,391	37,051,033
Other Guarantees Received	—	25,606,866
Additionally, checks to be debited and credited, as well as other elements in the collection process, such as, notes, invoices, and miscellaneous items, are recorded in memorandum accounts until the related instrument is approved or accepted.
The risk of loss in these offsetting transactions is not significant.

	12.31.24	12.31.23
Values to be Debited	263,244,959	170,747,872
Values to be Credited	244,610,277	161,700,972
Values for Collection	1,463,581,534	1,142,081,953
The Group acts as trustee by virtue of trust agreements to secure obligations derived from several agreements between parties. The amounts of trust funds and securities held in custody as of the indicated dates are as follows:

	12.31.24	12.31.23
Trust Funds	22,836,175	40,035,484
Securities Held in Escrow	43,772,195,927	37,434,596,185
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50. NON-CONTROLLING INTEREST
The following tables provide information about each subsidiary that has a non-controlling interest.
The non-controlling equity investment percentages and votes as of the indicated dates are as follows:

Company	Place of Business	12.31.24	12.31.23
Galicia Broker Asesores de Seguros S.A.	CABA -Argentina	0.01%	0.01%
Sudamericana Seguros Galicia S.A.	CABA -Argentina	0.57%	0.57%
Banco GGAL S.A.	CABA -Argentina	0.01%	—%
Changes in the Group’s non-controlling interests as of the indicated dates were as follows:

Company	Balance as of 12.31.23	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.24
Galicia Broker Asesores de Seguros S.A.	134	—	(169)	140	105
Sudamericana Seguros Galicia S.A.	193,086	—	—	(126,113)	66,973
Banco GGAL S.A.	—	101,505	—	(10,102)	91,403
Total	193,220	101,505	(169)	(136,075)	158,481

Company	Balance as of 12.31.22	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.23
Galicia Broker Asesores de Seguros S.A.	128	—	(128)	134	134
Sudamericana Seguros Galicia S.A.	—	198,698	—	(5,612)	193,086
Total	128	198,698	(128)	(5,478)	193,220

Company	Balance as of 12.31.21	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.22
Galicia Broker Asesores de Seguros S.A.	67	—	—	61	128
Total	67	—	—	61	128
Summary information on subsidiaries is detailed in Note 15.

NOTE 51. RELATED PARTY TRANSACTIONS
Related parties are considered to be natural and legal persons that directly or indirectly exercise control over the Entity or are controlled by it; subsidiaries, associates and affiliates; members of the Board of Directors, trustees and senior management personnel; natural persons holding similar positions in financial institutions or complementary service companies; corporations or sole proprietor ships over which key personnel may exercise significant influence or control; and spouses, partners and relatives up to the second degree of consanguinity or first degree of affinity of all natural persons directly or indirectly linked to the Group.
The Group controls another entity when it has power over the financial and operational decisions of other entities, and in turn, obtains benefits from it.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
On the other hand, the Group considers that it has joint control when there is an agreement between the parties on the control of a common economic activity.
Finally, those cases in which the Group has significant influence are due to its ability to participate in the company's financial policy decisions and operations. Shareholders with a stake equal to or greater than 20% of the total voting power of the Group or its subsidiaries are considered to have significant influence. To determine these situations, not only legal aspects are considered, but also the nature and substance of the relationship.
Additionally, the key personnel of the Group’s Management (members of the Board of Directors and Managers) and the entities over which the key personnel can exert significant influence or control are considered related parties.
51.1.    Controlling Entity
The Group is controlled by:

Name	Nature	Principal Line of Business	Place of Business	Equity Investment %
EBA Holding S.A.	51.82% of voting rights	Financial and Investment Operations	Autonomous City of Buenos Aires – Argentina	17.70%
As a result of the capital increase of the Company, carried out on 02.13.25, EBA Holding S.A.'s shareholding amounts to 51.48% of the voting rights and 17.51% of the capital. See Note 54.
51.2.    Key Personnel’s Compensation
The compensation earned by the Group’s key personnel as of December 31, 2024 and December 31, 2023 amounts to Ps.44,688,594 and Ps.34,169,229 respectively.
51.3.    Key Personnel’s Structure
Key personnel’s structure as of the indicated dates is as follows:

	12.31.24	12.31.23
Regular Directors	131	99
General Manager	6	1
Area and department Managers	177	96
Total	314	196
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

	12.31.24	12.31.23
Total Amount of Credit Assistance	45,679,298	39,614,198
Number of Addressees (quantities)	326	266
- Natural Persons	269	218
- Legal Entities	57	48
Average Amount of Credit Assistance	140,121	148,926
Maximum Assistance	13,953,698	10,720,085

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
In compliance with the provisions of Communication “A” 7404 of the BCRA, the total amount of financial assistance for all items granted to the group of persons related by a personal relationship, under the terms set forth in section 1.2.2.2.2. on “Large exposures to Credit Risk” rules, amounts to:

Financial Institution	Ratio with respect to Tier 1 Capital	12.31.24
Banco de Galicia y Buenos Aires S.A.U.	0.50%	15,972,335
Banco GGAL S.A.	0.04%	495,658
The information about the credit assistance granted to affiliates based on the quality of receivables, their documentation and preferred guarantees is stated in Schedule N.
51.5.    Amounts of Related Party Transactions
The amounts of related party transactions conducted as of the indicated dates are as follows:

	12.31.24	12.31.23
Assets
Cash and Due from Banks	154,714,235	71,700,003
Debt Securities at Fair Value through Profit or Loss	10,491,190	30,905,319
Derivative Financial Instruments	1,465,596	14,069,425
Repurchase Transactions	40,785,490	46,560,943
Other Financial Assets	7,662,886	21,498,546
Loans and Other Financing	99,286,008	143,459,601
Other Debt Securities	95,318,797	—
Other Non-financial Assets	(148)	17
Total Assets	409,724,054	328,193,854
Liabilities
Deposits	161,955,162	93,186,228
Liabilities at fair value through profit or loss	3,111,231	—
Derivative Financial Instruments	1,465,597	14,069,425
Repurchase Transactions	40,785,342	46,560,943
Other Financial Liabilities	1,269,095	16,546,497
Financing Received from the Argentine Central Bank and other Financial Institutions	94,796,845	125,384,238
Debt Securities Issued	10,491,190	26,170,493
Subordinated Debt Securities	95,318,797	4,734,826
Liabilities for Insurance Contracts	45,529	8,976
Other Non-financial Liabilities	485,266	1,532,228
Total Liabilities	409,724,054	328,193,854

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.24	12.31.23	12.31.22
Income (Loss)
Net Income (Loss) from Interest	(23,458,990)	5,937,931	14,233,562
Net Fee Income (Expense)	8,401,872	21,932,207	20,170,416
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	4,949,358	(10,675,304)	(15,313,393)
Other Operating Income (Expense)	16,888,254	16,325,987	17,484,333
Insurance Business Result	(14,886,594)	(32,878,689)	(33,613,683)
Administrative Expenses	(1,059,513)	(1,797,353)	(3,591,858)
Other Operating Expenses	(47,261)	(3,663)	(110,481)
Total Income	(9,212,874)	(1,158,884)	(741,104)

NOTE 52. ADDITIONAL INFORMATION REQUIRED BY THE ARGENTINE CENTRAL BANK
52.1.    CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM
Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.
The National Executive Branch through Decree No. 1127/98 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set as from January 1, 2023 at Ps.6,000. This amount was increased to Ps.25,000 as from April 1, 2024.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
52.2.    RESTRICTED ASSETS
As of December 31, 2024, and 2023, the ability to freely dispose of the following assets is restricted, as follows:
Banco de Galicia y Buenos Aires S.A.U.
a)    Cash and Government Securities

	12.31.24	12.31.23
For transactions in ROFEX, MAE and BYMA	87,598,988	157,239,028
For appraisals from repo transactions	21,691,472	5,702,243
For debit / credit cards transactions	109,354,431	47,628,324
For attachments	13,058	22,549
Liquid offsetting entry required to operate as CNV agent	2,091,800	1,646,946
For contribution to M.A.E.’ s Joint Guarantee Fund (Fondo de Garantía Mancomunada)	—	—
Guarantees for the Regional Economies Competitiveness Program	7,844	295,433
For other transactions (includes guarantees linked to rental contracts)	236,024	403,161
For forward purchases of repurchase transactions	195,223,252	51,320,186
For surety guarantees	43,408,838	369,887,551
b)    Special Guarantees Accounts
Special guarantee accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions as of the indicated dates, which amount to:

	12.31.24	12.31.23
Escrow Accounts	266,554,216	207,071,703
c)    Equity Investments
The account “Equity Investments” includes 1,222,406 non-transferable non-endorsable registered ordinary shares in Electrigal S.A., the transfer of which is subject to approval by the national authorities, according to the terms of the previously executed concession contract.
d)    Contributions to Risk Fund
Banco de Galicia y Buenos Aires S.A.U., in its capacity as sponsoring partner in Garantizar S.G.R. Risk Fund, Don Mario S.G.R. and Móvil S.G.R., is committed to maintaining the contributions made to them for two (2) years.

	12.31.24	12.31.23
Fondo de Riesgo Garantizar SGR	20,951,027	7,149,239
Don Mario SGR	2,200,000	1,742,109
Movil SGR	2,532,700	2,395,400
Potenciar S.G.R.	5,018,353	2,609,577
Bind Garantías S.G.R.	550,000	108,882
Aval Ganadero S.G.R.	480,000	—
Riesgo de Campo Aval S.G.R.	100,000	—
BANCO GGAL S.A.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
a)    Cash and Government Securities

	12.31.24	12.31.23
For transactions in ROFEX, MAE and BYMA	142,148,672	—
For appraisals from repo transactions	22,493,276	—
For credit cards transactions	34,057,006	—
For attachments	653,157	—
Liquid offsetting entry required to operate as CNV agent	305,927	—
For other transactions (includes guarantees linked to rental contracts)	141,197	—
For surety guarantees	114,223,237	—
b)    Special Guarantees Accounts
Special guarantee accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions as of the indicated dates, which amount to:

	12.31.24	12.31.23
Escrow Accounts	110,404,547	—
INVIU S.A.U.

	12.31.24	12.31.23
Liquid offsetting entry required to operate as CNV agents	413,658	666,511
Guarantees linked to surety bonds	1,347,196	1,512,253
Surety	—	14,806
Tarjeta Naranja S.A.U.

	12.31.24	12.31.23
Attachments arising from judicial cases	—	1,345
Guarantees linked to rental contracts	23,639	17,292
Galicia Asset Management S.A.U.

	12.31.24	12.31.23
Liquid offsetting entry required to operate as collective investment products administration agents of mutual funds, as required by CNV(*)	753,391	570,151

(*)	As of December 31, 2024, it corresponds to 16,000,000 shares of Fima Mix I Mutual Fund.
GGAL Asset Management S.A.S.G.F.C.I.

	12.31.24	12.31.23
Liquid offsetting entry required to operate as collective investment products administration agents of mutual funds, as required by CNV(*)	8,607,993	—

(*)	As of December 31, 2024, it corresponds to 36,789,288,310 shares of HF Pesos Plus Class I Mutual Fund and 8,203,562,470 shares of HS Pesos Class I Mutual Fund.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Galicia Securities S.A.U.

	12.31.24	12.31.23
For transactions in the market	1,350,896	25,238,786
Liquid offsetting entry required to operate as CNV agents	476,000	431,773
Guarantees linked to surety bonds	286,588	494,293
Naranja Digital Compañía Financiera S.A.U.

	12.31.24	12.31.23
Escrow Accounts	93,340,066	10,609,723
The total amount of restricted assets for the reasons stated above in the aforementioned controlled companies, as of the indicated dates, is as follows:

	12.31.24	12.31.23
Total Restricted Assets	1,289,038,449	894,779,264
52.3.    TRUST ACTIVITIES
a)    Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:
Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A.U., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds	Maturity (*)
11.23.11	Exxon Mobil	283,890	04.19.25
09.12.14	Coop. de Trab. Portuarios	7,392	09.12.26
03.08.23	Fondo Anticiclico Agroalim	835	06.30.25
12.12.23	Fondo Fiduciario Aceitero	852	06.30.25
Total		292,969
____________________

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.
b)    Financial Trust Contracts:
Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Contract date	Trust	Balances of Trust Funds	Maturity (*)
12.06.06	GAS I	1,044,258	12.31.25
05.14.09	GAS II	21,333,619	12.31.25
06.08.11	MILA III	135,152	12.31.25
09.01.11	MILA IV	30,177	12.31.25
Total		22,543,206

(*)	Estimated date since maturity date shall occur at the time of the distribution of all of trust assets.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
As of December 31, 2024, for the Escrow Agent for Collective Investment Products in the Financial Trustors’ Registry, the required Shareholders’ Equity amounts to Ps.1,235,808, and the minimum required offsetting entry is Ps.617,904.
For AlyC and AN—INTEGRAL, said requirement amounts to Ps.611,855, with the minimum offsetting entry required of Ps.305,927.
The Entity integrated these requirements with the Bono República Argentina in Pesos with Adjustment for CER, maturing on June 30, 2026, valued at amortized cost for the sum of Ps.2,091,800 whose fair value amounts to the sum of Ps.1,786,400, which are held in escrow in Caja de Valores (Principal 100100).
Banco GGAL S.A.
Considering the operations currently carried out by the Entity, and in accordance with the different categories of agents established by Resolution No. 622/13 of the CNV, the Entity registered with such Agency for the following categories of agents: “Custody Agent of Collective Investment Products of Collective Investment Mutual Funds FCI No. 2” and “Settlement and Clearing Agent - own No. 167”.
Pursuant to such Resolution, the Minimum Net Equity to operate in the above mentioned categories amounts to 470,350 Units of Purchasing Value (Unidades de Valor Adquisitivo, UVA) equivalent to Ps.611,855.
As of December 31, 2024, the net worth of the Bank amounts to Ps.1,448,114,297, complying with the minimum requirement set forth by the CNV. Additionally, it complies with the liquid counterparty requirement, corresponding to 50% of the amount of the minimum net worth of each of the agent categories.
The entity integrated such requirements with available assets in pesos and other currencies amounting to Ps.123,677 and assets in local instruments amounting to Ps.182,250.
Galicia Asset Management S.A.U.
In accordance with the requirements set forth in CNV Resolution No. 622/13, the minimum Shareholders’ Equity required to operate as Escrow Agent for Collective Investment Products, Mutual Funds amounts to Ps.1,443,944 and the minimum offsetting entry amounts to Ps.721,972.
The Company’s Shareholders’ Equity as of December 31, 2024, exceeds the minimum required by the aforementioned Resolution.
Galicia Asset Management S.A.U. integrated said requirement with 16,000,000 shares of Fondo Fima Mix I C, equivalent to Ps.753,391.
GGAL Asset Management S.A.S.G.F.C.I.
In accordance with the requirements set forth in CNV Resolution No. 622/13, the minimum Shareholders’ Equity required to operate as Escrow Agent for Collective Investment Products, Mutual Funds amounts to Ps.637,417 and the minimum offsetting entry amounts to Ps.318,708.
The Company’s Shareholders’ Equity as of December 31, 2024, exceeds the minimum required by the aforementioned Resolution.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
GGAL Asset Management S.A.S.G.F.C.I. integrated said requirement with 36,789,288,310 shares of HF Pesos Plus Class I , equivalent to Ps. 7,990,754 and 8,203,562,470 HF Pesos Class I, equivalent to Ps. 617,239, amounting to 8,607,993.
Galicia Securities S.A.U.
Within the framework of CNV General Resolution No. 622/13, the Company has been duly registered with said agency in the following categories: “Settlement and Offsetting Agent (ALyC and AN Own Portfolio)” and “Comprehensive Mutual Funds Placement and Distribution Agent.”
In accordance with the requirements set forth, for an ALyC and AN Own Portfolio the Shareholders’ Equity must be equivalent to 470,350 Units of Purchasing Value (Unidades de Valor Adquisitivo, UVA). As of December 31, 2024, said requirement amounted to Ps.611,855, and the minimum offsetting entry required was Ps.305,928. For Comprehensive Mutual Funds Placement and Distribution Agent, said requirement amounts to Ps.212,689, and the minimum offsetting entry required is Ps.106,345.
As of December 31, 2024, the Company’s Shareholders’ Equity amounted to Ps.37,462,767 and the offsetting entry would be comprised of government securities amounting to Ps.476,000.
INVIU S.A.U.
In accordance with the requirements set forth in General Resolution No. 622/13, for an ALyC and AN Integral the Shareholders’ Equity must be equivalent to 470,350 Units of Purchasing Value (UVA), with said requirement amounting to Ps.611,855 as of December 31, 2024, and a minimum offsetting entry required of Ps.305,928. For Comprehensive Mutual Funds Placement and Distribution Agents, said requirement amounts to Ps.212,689, and the minimum offsetting entry required is Ps.106,345.
As of December 31, 2024, the Company’s Shareholders’ Equity amounted to Ps.9,234,237 and the offsetting entry would be integrated with a demand account with an amount of Ps.939,262.
52.4.2.    Custodial Agent of Collective Investment Products Corresponding to Mutual Funds
Banco de Galicia y Buenos Aires S.A.U.
Likewise, in compliance with Art. 7 of Chapter II, Title V of said resolution, Banco Galicia in its capacity as Escrow Agent for Collective Investment Products of Mutual Funds (depositary company): “Fima Acciones”, “Fima P.B. Acciones”, “Fima Renta en Pesos”, “Fima Ahorro Pesos”, “Fima Renta Plus”, “Fima Premium”, “Fima Ahorro Plus”, “Fima Capital Plus”, “Fima Abierto Pymes”, “Fima Mix I”, "Fima Mix II", “Fima Renta Fija Internacional”, “Fima Sustentable ASG”, “Fima Acciones Latinoamericanas US$”, “Fima Renta Fija Dólares” and “Fima Mix Dólares”, it is hereby stated that the total quantity held in escrow as of December 31, 2024 is 104,969,157,902 shares, their cash value being Ps.7,351,166,378, which is reflected in the account “Depositors of Securities Held in Escrow.”
As of December 31, 2023, securities held in escrow amounted to the quantity of 83,582,052,338 shares and their cash value was Ps.7,586,753,148.
Banco GGAL S.A.
Likewise, in compliance with Art. 7 of Chapter II, Title V of said resolution, Banco GGAL S.A: in its capacity as Escrow Agent for Collective Investment Products of Mutual Funds (depositary company): “HF Pesos”, “HF Pesos Plus”, “HF Infraestructura PPEReI”, “HF Renta Fija Argentina”, “HF Acciones Líderes”, “HF Retorno Total”, “HF Renta Fija Estratégica”, “HF Desarrollo Abierto Pymes”, “HF Pesos Renta Fija”, “HF Acciones Argentinas”, “HF Balanceado”, “HF Renta Dólares”, “HF Infraestructura II”, “Roble Ahorro en Dólares” y “HF Multimercado”, it is hereby stated that the total quantity held in escrow as of December 31, 2024 is 72,706,042,952 shares, their cash value being Ps.1,381,767,813, which is reflected in the account “Depositors of Securities Held in Escrow.”

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The balances of the Mutual Funds as of the indicated dates are detailed as follows:

Mutual Fund	12.31.24	12.31.23
FIMA Acciones	117,873,897	61,788,858
FIMA P.B. Acciones	66,209,741	35,511,988
FIMA Renta en pesos	119,738,966	176,670,712
FIMA Ahorro pesos	415,250,320	129,588,399
FIMA Renta Plus	90,075,495	120,459,157
FIMA Premium	5,749,292,091	6,272,606,897
FIMA Ahorro Plus	387,791,494	217,618,163
FIMA Capital Plus	143,282,624	488,517,665
FIMA Abierto PyMES	12,870,522	14,803,442
FIMA Mix I	28,447,819	40,530,460
FIMA Mix II	8,940,774	9,172,893
FIMA Renta Fija Internacional	4,043,978	10,358,711
FIMA Sustentable ASG	3,304,506	7,970,711
FIMA Acciones Latinoamericanas Dólares	394,745	1,155,092
Fima Renta Fija Dólares	64,889,444	—
Fima Mix Dólares	138,759,962	—
HF Pesos	869,702,819	—
HF Pesos Plus	187,761,382	—
HF Infraestructura PPEReI	70,483,370	—
HF Renta Fija Argentina	37,426,227	—
HF Acciones Líderes	34,715,393	—
HF Retorno Total	32,498,546	—
HF Renta Fija Estratégica	31,224,063	—
HF Desarrollo Abierto Pymes	27,822,970	—
HF Pesos Renta Fija	27,593,819	—
HF Acciones Argentinas	23,184,604	—
HF Balanceado	22,877,939	—
HF Renta Dólares	8,392,265	—
HF Infraestructura II	7,658,623	—
Roble Ahorro en Dólares	424,761	—
HF Multimercado	1,032	—
Total	8,732,934,191	7,586,753,148

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
Banco GGAL S.A. notes that it has supporting documents regarding accounting operations and management transactions which are in the custody of Iron Mountain Argentina S.A. (CUIT No. 30-68250405-2), located at different addresses: Amancio Alcorta 2482 - Autonomous City of Buenos Aires, Av. Pedro de Mendoza 2147 - Autonomous City of Buenos Aires, Azara 1245 - Autonomous City of Buenos Aires and San Miguel de Tucumán 601 Spegazzini - Province of Buenos Aires.
52.5.    COMPLIANCE WITH MINIMUM CASH REQUIREMENTS:
The minimum cash regulation establishes the minimum amount of cash that financial entities must maintain, in accordance with the rules established by Argentine Central Bank, in order to ensure the liquidity of the financial system. The following are the concepts considered by the Group for the integration of the minimum cash, according to the existing regulations.
As of December 31, 2024, the balances recorded as computable items are as follows:
For Banco de Galicia y Buenos Aires S.A.U.:

	Currency
Item	Ps.	US$	Euros(*)
Checking Accounts held in Argentine Central Bank	401,290,322	2,514,959	26
Escrow Accounts held in Argentine Central Bank	236,972,526	9,490	—
National Treasury Bonds in Argentine Pesos computable for minimum cash	237,799,213	—	—
Government Securities	637,561,720	—	—
Total for integration Minimum Cash	1,513,623,781	2,524,449	26
(*) Stated in thousands of US$.
For Banco GGAL S.A.:

	Currency
Item	Ps.	US$	Euros(*)
Checking Accounts held in Argentine Central Bank	46,852,460	413,948	—
Special Guarantee Accounts benefiting electronic clearinghouses	98,835,616	11,205	—
Total for integration Minimum Cash	145,688,076	425,153	—
(*) Stated in thousands of US$.
52.6.    PENALTIES IMPOSED ON BANCO DE GALICIA Y BUENOS AIRES S.A.U. AND BANCO GGAL S.A. AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK, THE FINANCIAL INFORMATION UNIT (UIF, SPANISH ACRONYM) AND THE NATIONAL SECURITIES COMMISSION (CNV, SPANISH ACRONYM).
Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. existing as of December 31, 2024:
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
monitoring system regarding prevention of money laundering and terrorist financing and required information allegedly missing.
▪Amount applied and responsible persons receiving penalties: penalties for global amounts of Ps.440 applied to the Bank and eight Directors.
▪Status of the Case: On September 14, 2020, the direct appeal to the penalty was filed before the National Court of Appeals for Federal Administrative Disputes of the Federal Capital, under the terms of Article 25 of Law No. 25,246, amended by Law No. 24,144; Room III, where the proceeding is pending, was designated to issue judgment. On November 30, 2023, Room III of the National Court of Appeals for Federal Administrative Matters decided to reject the direct appeal filed, with costs awarded. Against this last decision, on December 15, 2023, a Federal Extraordinary Appeal was filed, which was declared inadmissible by the Court on February 22, 2024. On February 29, 2024, an appeal was filed against that decision before the Supreme Court of Justice of the Nation, but no decision has been rendered so far.
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
▪Status of the case: on July 1, 2022, the defense and presentation of evidence was filed together with several motions. On February 17, 2023, it was decided to proceed to the admittance of evidence, which was subsequently produced. On April 14, 2023, notice was served to present the argument on the merits of the evidence, which was presented on April 28, 2023. On December 26, 2024, due to the issuance of Resolution UIF No. 90/2024, a request was made for the defendants to be admitted to the “abbreviated procedure”, requesting the UIF to settle the charges filed. Thus, on February 3, 2025, the UIF made the settlement for the four charges involved, estimating them in the amount of Ps.9,135 for the bank and the same amount for the members of the administrative body, resulting in a total amount to be paid of Ps.18,269.
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
▪Defendants: the Bank, three Managers and a Check Processing Leader.
▪Status of the Case: On September 12, 2023, a general reply was filed by all the defendants, and on September 25, 2023, additional personal replies were filed. On February 29, 2024, it was resolved to open the summary to evidence, rejecting part of it -with respect to which a reservation was formulated- and admitting the rest. After the evidence was favorably provided, on April 12, 2024, it was resolved to close the proof period, and a ten-day transfer was granted in order to argue on the merits of the evidence, and the argument was filed on April 26, 2024.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
On December 10, 2024 the BCRA issued the final resolution rejecting the evidence offered and imposing a warning to the defendants. There is currently a term to appeal this decision before the presidency of the agency.
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
▪Defendants: the Bank, and nineteen officers (Directors, Syndics, Managers and Tribe Leaders).
▪Status of the Case: on February 2, 2024, a general defense was filed by all the defendants and on March 7, 8 and 20, additional personal defenses were filed. On April 24, 2024, it was resolved to open the summary to evidence, rejecting part of it -with respect to which a reservation and a request for reconsideration was filed- and admitting the rest. On May 30, 2024 it was resolved to close the proof period, and a ten-day transfer was granted in order to file an argument on the merits of the evidence, and the argument was filed on June 13, 2024, with no further developments.
Summary Proceeding No. 7732.
▪Date of notification of the opening of the summary proceeding: August 8, 2022.
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
▪Status of the case: On February 28, 2023, the global reply of all the defendants was filed. The statute of limitations of the action was raised. On June 15 and 26, 2023, the defendants' individual pleadings were filed. On August 14, 2023, the defense of lack of action filed with respect to two of the defendants was rejected, and on August 17, 2023, we filed a reservation with respect to this resolution. On January 25, 2024 the BCRA rejected the plea of lack of action filed with respect to another of the individuals charged, a resolution with respect to which we filed a reservation on February 5, 2024, which was filed on April 3 of the same year. On May 29, 2024, the opening of the evidence period was ordered and the proposed measures (testimonial, informative and expert) were produced. On December 23, 2024, the proof period was ordered to close and on February 3, 2025, the pleading was presented with the merits of the evidence, without any further developments.
Summary CNV No. 87/2024.
▪Date of notification of the opening of the summary proceeding: April 30, 2024.
▪Imputation of Charges: Alleged violation of Article 117, Paragraph “b”, of Law No. 26,831, as amended, Article 2°, Paragraphs “a”, “b” and “c”, Section II, Chapter III, Title XII, of the CNV Regulations (consolidated text of 2013 and amendments), and Article 59 of Law No. 19,550, based on a report prepared by the Argentine Central Bank and sent to the CNV, which indicates that it has detected a series of transactions that, affecting the volumes

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
and prices considered, could have induced a distorted application of Communication “A” 7546 and complementary notes in the execution of put options that have the Argentine Central Bank as the acquiring party. In their report, they state that in spite of the difficulties to accurately establish the valuations of bonds with hybrid characteristics, such as dual bonds, accentuated by the low liquidity and a discontinuous distribution of the curve, the put options executed could not have been exercised at the resulting levels if there had not been transactions carried out on February 19 and 20, 2024 by the Bank and its related companies Galicia Securities S.A.U. and Inviu S.A.U. The transactions between the aforementioned companies allegedly allowed the exercise of the liquidity option (PUT) of the Dual Bond (TDE25) for NV Ps. 113 million according to Communication “A” 7546 and complementary notes, in apparent excess for an amount of Ps. 23,072,000 in relation to the amount that would have corresponded if an extrapolated price had been applied. The result generated by such transaction was registered under the line “Net Income from Financial Instruments at Fair Value through Profit or Loss” in the Statement of Income.
▪Defendants: six Regular Directors and the three Regular Syndics of the Bank, three Regular Directors and the three Regular Syndics of Galicia Securities S.A.U. in office at the time of the facts, and five Regular Directors and the three Regular Syndics of INVIU S.A.U. in office at the time of the facts.
▪Status of the case: During the period, the pertinent answers to the charge have been presented; on the other hand, the Argentine Central Bank debited the amount of Ps. 28,837,892 voluntarily offered by the Entity as full compensation for the alleged damage and interest, without prejudice to the defense arguments, or recognition of facts or rights, a situation that has been notified to the CNV. On November 15, 2024, the opening of the proceedings was ordered, and the measures offered are currently in the process of production.
Financial Summary No. 1631 (BCRA File No. EX2024-00152644-GDEBCRA#BCRA).
▪Date of notification of the opening of the summary: October 23, 2024.
▪Imputation of Charges: alleged management and/or internal control failures and weaknesses of the financial institution in apparent violation of the provisions in: (i) certain sections of the Consolidated Text of the "Minimum Standards on Internal Controls for Financial Entities" and its complementary and amended provisions; (ii) certain provisions of the Orderly Text of the “Norms on Guidelines for Risk Management in Financial Institutions”, as supplemented and amended; and (iii) certain provisions of the Orderly Text of the “Norms on Guidelines for Corporate Governance in Financial Institutions”, and its complementary and amended provisions. This, based on the transactions carried out between February 19, 2024 and February 21, 2024 by the Bank and its related companies Galicia Securities S.A.U. and INVIU S.A.U. with the Dual Bond (TDE25) and the subsequent execution of the liquidity option (put).
▪Defendants: the Bank, seven directors, the General Manager, the former manager of the Financial Banking Area, the former manager of Trading & Global Markets, the former Trading Team Leader of the Trading & Global Markets Management and three traders of the Trading & Global Markets Management.
▪Status of the case: during the month of November, the corresponding disclosures have been presented by the Bank as well as to the Directors and the General Manager, with no further developments to date.
As of the date of preparation of these Consolidated Financial Statements, provisions have been made, the impact of which is registered in the line “Other Operating Expenses” in the Statement of Income, based on the opinion of our legal advisors, without excluding the possibility of changes in the situation that may occur in the future based on the progress of the case.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Penalties Imposed on Banco GGAL S.A. existing as of December 31, 2024
Summary No. 4774.
▪Date of notification of the opening of the summary proceeding: October 20, 2011.
▪Imputation of Charges: Alleged non-compliance with the provisions of BCRA Communication "A" 4359 due to discrepancies in real estate purchase transactions carried out by non-residents between the amounts received by the Entity and the amounts in the deeds.
▪Defendants: Banco GGAL S.A. (formerly HSBC Bank Argentina S.A.), and 4 individuals.
▪Status of the Case: On April 6, 2017, the defendants were acquitted of all charges, and on May 18, 2017, the Court of Appeals upheld the acquittal. On July 13, 2017, the extraordinary appeal filed by the Prosecutor was granted. On October 29, 2024, the Supreme Court issued a ruling ordering the suspension of the extraordinary appeal due to the statute of limitations. Therefore, it returned the proceedings to the court of origin for review.
Summary No.1426.
▪Date of notification of the opening of the summary proceeding: February 2, 2015.
▪Imputation of Charges: The charge is for failure to comply with regulations governing the decentralization of information technology and information systems activities abroad, as well as failure to meet minimum management, implementation, and control requirements.
▪Defendants: Banco GGAL S.A. (formerly HSBC Bank Argentina S.A.), and 7 individuals.
▪Status of the Case: On July 29, 2019, a fine of Ps.945,000 was imposed against the Bank and fines were imposed on the individuals. On March 26, 2021, the Court of Appeals revoked the fines imposed on the Bank and the individuals. The BCRA filed an extraordinary appeal against this ruling, which is pending resolution before the Supreme Court of Justice of the Nation.
Summary No.7539.
▪Date of notification of the opening of the summary proceeding: March 3, 2021.
▪Imputation of Charges: The Entity is charged with alleged non-compliance with the criminal exchange regime in connection with international transfers made by customers in 2019.
▪Defendants: Banco GGAL S.A. (formerly HSBC Bank Argentina S.A.), and 3 individuals.
▪Status of the Case: On April 7, 2021, the Bank and the individuals answered to the defense. On December 9, 2024, the Court issued a judgment freely absolving the accused individuals of guilt and charges and declaring the Bank exempt from liability. Said sentence is not final, it could be appealed by the Public Prosecutor.
Summary No.8064.
▪Date of notification of the opening of the summary proceeding: August 29, 2023.
▪Imputation of Charges: The Bank is charged with alleged noncompliance with the criminal exchange regime in connection with international transfers made in 2020 by customers.
▪Defendants: Banco GGAL S.A. (formerly HSBC Bank Argentina S.A.), and 4 individuals.
▪Status of the Case: On October 4, 2023, the Entity and individuals responded to the releases.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Summary UIF Expt. No.174/15.
▪Imputation of Charges: The entity is accused of alleged deficiencies in the Prevention Manual, in certain files and in some specific operations of former clients.
▪Defendants: Members of the Board of Directors at the date of the events.
▪Status of the Case: On November 17, 2020, the Entity was notified of Resolution UIF 47/20 in the framework of the summary 174/15 in which a fine of Ps.550 was imposed. On December 30, 2024 the Court of Appeals confirmed the fines imposed. As of the date of these financial statements, such resolution is not final. The Entity's management and its legal advisors consider that there would be no significant adverse equity effects that could result from the final outcome of such actions.
Summary CNV No.631/2014.
▪Imputation of Charges: The Bank is charged with alleged formal breaches in the corporate books of Financial Trust (the Bank in its capacity as trustee).
▪Defendants: Members of the Board of Directors and Syndics at the date of the events.
▪Status of the Case: On March 6, 2019, the Bank was notified of the Resolution of the CNV in the framework of the summary 631/2014 which imposes a fine of Ps.200 to be applied to the Bank. On March 11, 2021, the Court of Appeals revoked the fine and the CNV filed an extraordinary appeal against such ruling, which was rejected on August 13, 2021. CNV filed a complaint appeal before the Argentine Supreme Court of Justice. On December 17, 2020, the Entity was notified of the Resolution of the CNV in the framework of the summary 632/14 in which a fine of Ps.500 thousand was imposed to be applied to the Entity jointly and severally with the directors and trustees at the time of the facts. On December 21, 2021, the Court of Appeals confirmed the fine sanction and ordered the CNV to determine the amount since the fine that the CNV had taken as an aggravating element to sanction (fine of the summary 631/2014) was later revoked. The extraordinary appeal against the resolution of the Court of Appeals was rejected and the Entity filed on July 5, 2022 a complaint appeal before the Supreme Court of Justice of the Nation.
The Group considers that the resolution of these proceedings will not have significant impact on its equity.
52.7.    ISSUANCE OF DEBT SECURITIES
The issuance of debt securities is detailed in Notes 27 and 28.
52.8.    RESTRICTIONS FOR DIVIDEND DISTRIBUTION
Pursuant to Section 70 of the General Corporations Law, Grupo Financiero Galicia S.A. should transfer 5% of the net income for the year to the Legal Reserve until 20% of the capital stock is reached, plus the balance of the Capital Adjustment account.
With respect to Banco Galicia, Banco GGAL S.A. and Naranja Digital Compañía Financiera S.A.U., the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.
This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. Should the Legal Reserve be used to absorb losses, earnings shall be distributed only if the value of the Legal Reserve reaches 20% of the Capital Stock plus the Capital Adjustment.
The Argentine Central Bank sets rules for the conditions under which financial institutions can make distributions of profits. According to these rules, profits can be distributed as long as results of operations are positive after deducting not only the Reserves, which may be legally and statutory required, but also the following items from Retained Income: The

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
difference between the carrying amount and the fair value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at fair price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.
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
The Argentine Central Bank established that, from 01.01.23 until 12.31.2, the financial institutions may distribute income for up to 40% of the accumulated income, with prior authorization by said Institution. In turn, said distribution must be in 6 equal, monthly and consecutive installments.
Communication "A" 7984 established that as from 01.01.24 and until 12.31.24, financial institutions authorized by the Argentine Central Bank may distribute profits in 6 equal, monthly and consecutive installments for up to 60% of the amount that would have corresponded if the rules on "Distribution of profits" had been applied.
Communication "A" 8214 established that until 12.31.25, financial institutions authorized by the Argentine Central Bank may distribute profits in 10 equal, monthly and consecutive installments (as from 06.30.25 and not before the penultimate business day of the following months) for up to 60% of the amount that would have corresponded if the rules on "Distribution of profits" had been applied.
Tarjeta Naranja S.A.U.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006, decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below Ps.300,000 (Ps.112,666,306 in closing currency).
The Group may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with the rules of the Argentine Central Bank. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.
The Group has presented its local financial statements under these rules on February, 28 2025.
Shareholders’ equity under the rules of the Argentine Central Bank comprise the following captions:

12.31.24
Share Capital	1,588,514
Additional paid in Capital	697,387,566
Adjustments to shareholders´ equity	1,582,407,426
Legal reserve	89,286,802
Distributable reserves	2,050,288,809
Non distributable reserves	1,618,596,208
Profit for the year	36,346,891
Total Shareholder’s equity under the rules of the Argentine Central Bank	6,075,902,216

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Board of Directors proposes that the profit for fiscal year, which as of December 31, 2024 amounts to Ps.1,618,596,208, be allocated to: (i) 5% to the constitution of the Legal Reserve; (ii) the payment of a cash dividend in an amount such that, adjusted for inflation, results in the sum of Ps.88,000,000; (iii) the payment of an additional cash dividend of Ps.$300,000,000 subject to the approval and conditions that Banco Galicia obtains from the BCRA, which may result in a different dividend amount; and (iv) the remaining balance to the constitution of a Special Discretionary Reserve for eventual dividend distribution.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
•High Credit Committee
This committee’s function is to approve and sign credit ratings and grant transactions related to high-risk groups and customers, i.e., greater than 2.5% of the Bank’s individual Computable Regulatory Capital, clients included in Communication "A" 2373 of Credit Graduation or its modifications, clients of the public sector whose risk level exceeds 0.05% of the individual RPC of the Bank, loans to financial institutions (local or foreign) and related customers, in which case two thirds of the Board of Directors is required to participate.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Bank considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:
•Retail Banking Division
•Wholesale Banking Division
•Financial Banking Division
•Products and Technology Division
•People Division
•Risk Division
•Finance and Strategic Planning Division
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
Basic Holding Structure
The Bank’s majority shareholder is Grupo Financiero Galicia S.A., which has full control of its shares and votes. In turn, the Bank holds equity investments in supplementary companies as shareholders of the parent, as well as non-controlling interests in companies whose controlling company is its own shareholders of the parent. From a business point of view, this structure allows the Bank to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions and this is true when the Bank holds either a majority or minority interest.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
Banco GGAL S.A.
Board of Directors
The Bank is managed and administered by a Board of Directors composed of not less than three (3) nor more than seven (7) regular members, who are elected by the Stockholders' Meeting, which establishes their number for each fiscal year. The Board of Directors also elects alternate members, whose number may be equal to or less than that of the regular members.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Board of Directors has the broadest powers and attributions for the management, organization and administration of the Bank, with no other limitations than those resulting from the legislation in force and the Bylaws. The Shareholders' Meeting approves the management of the Board of Directors and fixes the directors' fees at the time of approval of the annual financial statements. Directors serve for one fiscal year, and may be reelected indefinitely, as decided by the Shareholders' Meeting. The term of office of each director is understood to be extended until the day on which he/she is reelected or his/her replacement is appointed. The Board of Directors meets validly with the absolute majority of its members and resolves by a majority of the members present.
As of December 31, 2024, the Board of Directors is composed of five (5): three (3) Regular Directors and two (2) Alternate Directors, appointed by the Ordinary and Extraordinary General Shareholders' Meeting held on December 6, 2024 and the Board of Directors' meeting for distribution and acceptance of positions held on the same date.
As of the date of issuance of the Financial Statements, the working committees and commissions operating in the Bank are as follows:
•Audit Committee
•Anti-Money Laundering and Terrorism Financing Committee
•Risk Management Committee
•Governance, Technology and Information Security Committee
•Stress Testing Committee
•Treasury Product Valuation Committee
•Customer Experience Committee
•Assets and Liabilities Committee
•Legal and Compliance Working Group
The Bank informs that the Senior Management is composed of:
•General Manager
•Retail Banking
•Wholesale Banking
•Treasury and Markets
•Operations, Services and Technology
•Internal Audit
•Administration and Finance
•Risk and Regulatory Compliance
•Human Resources
•Legal Matters
•Corporate Planning and Sustainability
•Internal and External Communications
Basic Holding Structure
The Bank's total authorized and issued capital stock amounts to Ps.1,244,126 and is divided into two classes of shares, Class “A” and “B”, all of which are common shares with a par value of Ps.1, of which 852,117,003 shares are Class “A” shares and 392,008,586 shares are Class “B” shares.
Each Class “A” share entitles the holder to one vote, and each Class “B” share entitles the holder to five votes. Class “B” shares may be converted into Class “A” shares in accordance with article 7 of the Bank's bylaws. The two classes of shares have identical rights in all other respects. The Bank's bylaws authorize the issuance of preferred shares, but no preferred shares have been issued to date.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Code of Ethics
The Bank has a Code of Conduct that sets out the ethical principles and rules that must govern the actions of its officers and employees, always within the framework of compliance with the regulations governing banking activities. The Code of Conduct establishes high standards of personal integrity to which all members of the Bank must adhere, both in the conduct of the Bank's business and in personal and financial matters. These standards will govern acts of competition, the prevention of corruption and other illegal or unethical practices.
The Code of Conduct is published on the corporate intranet, updated annually and approved by the Board of Directors. All employees are required to read the Code of Conduct annually to confirm that they have read any changes.
Conflicts of Interest
The Bank has established procedures to identify and manage conflicts of interest. These procedures include organizational and administrative provisions to protect the interests of clients. The procedures are designed to identify and manage the various types of conflicts of interest that may arise. The conflict of interest policy is communicated to all employees and is included in the Code of Conduct, which is available to all employees on the Bank's intranet.
In addition, the Board of Directors approves the document entitled "Memorandum for Directors", which includes a section entitled "Conflicts of Interest" describing the process for reporting and approving conflicts or potential conflicts of interest of directors.
Qualitative information
Information on its economic incentive practices for employees:
(a) Information on the decision-making process used to determine the incentive policy.
Description, composition and responsibilities of the bodies that oversee compensation.
Compensation and incentive initiatives and policies, as well as succession plans, subject to review by the Board, as follows:
•Reviews and provides input on human resources policies, initiatives, actions and implementation plans, including compensation and incentive policies.
•Drives major human resources-related programs and decisions, and provides support and guidance to the HR function in the execution and management of these programs.
•Provides feedback, approval (where appropriate) and common criteria on strategic goals and priorities for Human Resources. This forum is an integral part of human resources governance as it provides a structured way to measure internal customer feedback and satisfaction with services, ensure alignment between business and strategy, and foster collaboration with key stakeholders.
•Reviews and approves results and changes to fixed and variable compensation models.
b) Key features of the system design:
Information on the design and structure of the compensation processes:
Proposed salary actions are approved by the Head of each Business/Support Unit and the Human Resources Manager and submitted to the Board of Directors for validation.
Any such action must be included in the annual budget established the previous year. Human Resources Management is responsible for the application of the Bank's compensation policy, while Internal Audit Management monitors compliance.
Total compensation is managed in line with market trends and employee performance. It is important to note that almost all of the Bank's employees are covered by collective bargaining agreements and are therefore subject to salary negotiations.
The Company's compensation practices include a variable component. The main variable schemes are: a) RBWM IF, paid quarterly, bonus scheme corresponding to the commercial and administrative platform working in the retail banking branch network, and b) General Bonus, paid annually, for the rest of the Bank's effective population.
For certain functions considered to be significant risk takers, a percentage of the variable compensation is paid in the form of restricted shares with deferred vesting.
The average ratio between fixed and variable compensation varies according to the hierarchical level, the plan and the budget defined for each period.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Description of the measures by which current and future risks are taken into account in the compensation process:
At the Bank, risk appetite describes the amount and type of risk the Bank is prepared to take in the execution of its strategy, with the objective of ensuring that the underlying business activity is prudently managed and controlled. Risks should be commensurate with returns: returns should be commensurate with the risks taken and in line with strategic plans and risk management policies.
Risk appetite is set in the context of how the bank defines and measures different types of risk. The RAS feeds into the Control Panel, which is taken into account in the analysis of variable compensation for the relevant period.
In addition, to ensure that compensation is aligned with business strategy, performance measurement takes into account not only annual but also long-term objectives and full compliance with the Bank's values.
Description of the ways in which the Bank seeks to link performance over the performance period to pay levels:
An employee's variable compensation is determined based on the following:
1.Company performance: the measurement of profit before tax (which includes provisions) is one of the main indicators,
2.Performance of the Business/Support Unit to which the employee belongs,
3.Individual performance, measured through a dashboard of financial and non-financial objectives, including compliance with the Bank's internal rules and applicable laws,
4.Comparison with market compensation levels, and
5.The allocated budget.
The measurement of the achievement of objectives is used to evaluate both individual and business unit/support unit performance and, consequently, affects the determination of variable compensation. In addition, any violation or non-compliance with rules or behavior that is not in line with the Bank's values is also taken into account in the evaluation and determination of variable compensation.
Bonuses are determined on the basis of actual results achieved and previously verified in accounting terms, including the write-off of provisions, and there is no guaranteed minimum.
Description of the different forms of variable remuneration used by the Bank and the justification for their use:
The Bank uses cash and deferred shares as forms of variable compensation. The combination of cash and shares only applies to employees defined as MRTS (Material Risk Takers).
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
The Group's Diversity strategy is composed of 5 work areas: (i) Gender, (ii) Disability, (iii) Generations, (iv) Socioeconomic Vulnerability and (v) Sexual diversity, which each company addresses according to the particularities of its own culture and problems in greater or lesser depth.
The main objective of this strategy is to:
•Promote and guarantee equal opportunities and the strategic role of women in business,
•promote an integration that respects gender equity in its subsidiaries, both in the Board of Directors and in the Supervisory Committee,

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•favor and promote the inclusion and job training of people with disabilities,
•favor and promote training for the first job of young people from socioeconomically vulnerable households,
•generate initiatives to favor the adaptation of the people working in the Group to the new needs of the market and to prevent the generation of situations of Ageism, and
•promoting respect for sexual, affective and gender diversity, inclusion and non-discrimination of LGBTIQ+ people.
As of December 31, 2024, the percentage (%) of women in the Group is as follows:

Conformation of women in the Group	Total	Women	% of women
Regular and Alternate Directors (1)	14	2	14%
Regular and Alternate Trustees (2)	6	1	17%
General, area and department Managers	183	59	32%
Rest of collaborators	8,980	4,453	50%
Total	9,183	4,515	49%
(1) It corresponds to the Board of Directors of Grupo Financiero Galicia S.A.
(2) It corresponds to the Supervisory Committee of Grupo Financiero Galicia S.A.

NOTE 53. ECONOMIC CONTEXT WHERE THE GROUP OPERATES
The Group operates in a complex economic context, both in the national and international spheres.
Regarding the international sphere, the year 2025 started off more volatile for international markets due to trade conflicts arising from the tariffs announced by Trump. While the measures imposed on Canada and Mexico were postponed to April, the announcements against Chinese and European imports and commodities in general generated uncertainty in the markets. Meanwhile, tariffs of 25% on steel and aluminum imports have already been confirmed. These measures could affect the Federal Reserve's target disinflationary path, leading investors to expect the first rate cut to come at the June meeting. Given this scenario, the volatility of stock indices has stood out since the beginning of the year, with the United States lagging behind the stock markets of China and Europe so far in 2025.
At the local level, during 2024, the Gross Domestic Product (GDP) accumulated a decline of 1.7% compared to the same period in 2023. The retraction was explained by investment (-17.8%), private consumption (-4.2%) and public consumption (-3.2%). Exports, on the other hand, grew by 23.2%. In seasonally adjusted terms, during fourth quarter GDP grew 1.4% compared to the third quarter of 2024.
On a year-over-year basis, inflation for 2024 closed at 117.8%, showing a sustained slowdown throughout last year. In February 2025, the monthly inflation rate was 2.4%, while the year-over-year rate reduced to 66.9%.
As of December 29, 2023, the exchange rate stood at Ps./US$ 808.5, rising to Ps./US$ 1,032.5 by December 30, 2024, according to BCRA Communication “A” 3500. Throughout 2024 and January 2025, the official exchange rate followed a 2% monthly crawl. However, effective February 1, 2025, the Central Bank adjusted the pace of depreciation to 1% per month. As of March 25, 2025, the exchange rate reached Ps./US$ 1,071.6.
In 2024, the current account of the Foreign Exchange Balance posted a surplus of US$ 1.695 billion, while the capital and financial account registered inflows totaling US$ 4,370 billion during the same period.
International reserves rose by US$ 6,539 billion in 2024, primarily driven by Central Bank purchases of foreign currency from the private sector, which totaled US$ 18,710 billion. However, by March 25, 2025, reserves declined to US$ 26,441 billion, representing a US$ 3,171 billion decrease compared to year-end 2024.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 30, 2024, private sector dollar deposits totaled US$ 31,442 billion, an increase of US$ 15,639 billion from year-end 2023. This surge is partially attributed to Stage 1 of the asset regularization process carried out between mid-August and early November. By March 20, 2025, private sector foreign currency deposits had declined slightly to US$ 29,620 billion.
Dollar-denominated credit to the private sector rose significantly, reaching US$ 10,829 billion by the end of 2024, an increase of US$ 7,419 billion year-over-year. As of the latest available data, the balance had increased further to US$ 14,296 billion, up US$ 3,467 billion from the previous year-end.
The Central Bank implemented a series of benchmark rate reductions throughout 2024 and continued easing into 2025. The benchmark rate fell from approximately 100% at the start of 2024 to 32% by December 6. On January 31, 2025, an additional rate cut brought the yield on Liquidity Treasury Bills to 29%.
In early October 2024, the Central Bank introduced a new interest rate for wholesale fixed-term deposits exceeding Ps. 1 billion, with 30–35 day maturities. This rate, the Argentine Wholesale Rate (TAMAR), stood at 31.5% as of March 21, 2025.
In fiscal terms, the Non-Financial Public Sector recorded a primary surplus of Ps. 10.41 trillion in 2024, equivalent to 1.8% of GDP. The financial surplus reached Ps. 1.76 trillion (0.3% of GDP), driven by a 27.5% real reduction in expenditures, which more than offset a 4.9% real decline in revenues. In February 2025, the primary surplus amounted to Ps. 1.18 trillion (0.14% of GDP), while the financial surplus stood at Ps. 310.7 billion (0.04% of GDP).
At the end of January, the government announced a temporary reduction in export duties on key agricultural commodities, including soybeans, soybean by-products, wheat, barley, sorghum, corn, and sunflower—effective from January 27 to June 30, 2025. Additionally, export duties were permanently eliminated for regional economies.
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

NOTE 54. SUBSEQUENT EVENTS
Irrevocable Contributions
On January 24, 2025, Tarjetas Regionales S.A. made a contribution to Naranja Digital Compañía Financiera S.A.U. for the amount of Ps.24,800,000.
On January 24, 2025, Grupo Financiero Galicia S.A. made a contribution in favor of its subsidiary Galicia Investments LLC for the amount of US$5,000.
On January 24, 2025, Grupo Financiero Galicia S.A. made a contribution in favor of the subsidiary Galicia Ventures LP in the amount of US$495,000.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Dividends
On March 18, 2025, Galicia Warrants S.A. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.1,000,000.
On March 31, 2025, Galicia Asset Management S.A.U. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.48,820,000.
On April 16, 2025, Tarjeta Naranja S.A.U. held an Ordinary and Extraordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.65,000,000.
On April 16, 2025, Tarjetas Regionales S.A. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.65,000,000.
On April 23, 2025, Banco de Galicia y Buenos Aires S.A.U. held an Ordinary and Extraordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.300,000,000 (in December, 2024 currency), payable in 10 monthly and consecutive installments in homogeneous currency as of the date of each payment, subject to the prior approval of the Argentine Central Bank and payable in the manner determined by said entity.
Debt Securities
On February 6, 2025, Banco de Galicia y Buenos Aires S.A.U. issued and placed Class XXI Debt Security. The aforementioned issuance was made for an amount of Ps.79,786,900, maturing 12 months from the issuance date. Interest will be accrued at Tamar rate plus a 2.75% margin, to be paid quarterly.
On February 6, 2025, Banco de Galicia y Buenos Aires S.A.U. issued and placed Class XXII Debt Security. The aforementioned issuance was made for an amount of US$73,823, maturing 6 months from the issuance date. Interest will be accrued at 4.15% margin, to be paid together with the full principal amount at maturity.
On March 10, 2025, Banco de Galicia y Buenos Aires S.A.U. issued and placed Class XXIII Debt Security. The aforementioned issuance was made for an amount of US$69,887, maturing on Nov 28, 2025 . Interest will be accrued at 4.75% margin, to be paid together with the full principal amount at maturity.
On April 16, 2025, Tarjeta Naranja S.A.U. approved the issuance of debt securities in one or more classes and/or series, under the frequent issuer regime, for a global nominal value of up to US$150,000.
Shareholders' meetings
Grupo Financiero Galicia S.A.
The Ordinary and Extraordinary Shareholders's Meeting held on August 20, 2024 resolved to approve a second share capital increase, in order to use the proceeds of the Pre-emptive Subscription Offer to make a total or partial payment of the HSBC Loans, in benefit of HSBC Latin America, in benefit of HSBC Latin America. Preferential Subscription Offer to make a total or partial payment of the HSBC Loans, in benefit of HSBC Latin America B.V. and HSBC Latin America Holdings (UK) Limited, as a consequence of the price adjustment of the transaction determined on December 6, 2024.
On February 13, 2025, 17,740,028 Class B ordinary shares were issued, with one (1) vote per share and a nominal value of $1 (one peso) each, allowing Grupo Galicia to cancel the obligations to HSBC mentioned in the preceding paragraph.
Sudamericana Holding S.A.
On February 13, 2025, an Extraordinary Shareholders' Meeting of Sudamericana Holding S.A. was held. At the aforementioned Meeting, among other items, it was resolved:
•to capitalize the Equity Adjustments by Ps. 76,496 and issue 76,495,766 ordinary, non-transferable registered shares, with one (1) vote per share and nominal value of $1 (one peso) each;
•to capitalize the contribution of Ps. 1,030,000 made by Banco de Galicia y Buenos Aires S.A.U., issuing 2,838,832 and an share premium of Ps. 1,027,161.
Corporate Reorganizations
On February 3, 2025, the Boards of Directors of Banco de Galicia y Buenos Aires S.A.U., Banco GGAL S.A., Galicia Asset Management S.A.U., GGAL Asset Management S.A.S.G.F.C.I., Sudamericana Holding S.A., GGAL Participaciones S.A.U. and GGAL Holdings S.A. resolved to initiate the necessary steps to carry out a Corporate Reorganization. The objective is to improve the organization and utilization of resources, as well as achieve more effective and efficient

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
technical and administrative management. The Corporate Reorganization will consist of a spin-off-merger and mergers by absorption, in accordance with the dispositions of: (a) article 88, first paragraph, section I, and the article 82 of the General Companies Law No. 19,550, and its amendments ("LGS"), (b) articles 146, 151 and 152 of General Resolution 15/2024 of the IGJ, and (c) frame it as three simultaneous and concatenated tax-free business reorganizations between entities of the same economic group in accordance with the article 80 of the Income Tax Law, text ordered by Decree 824/2019 and its amendments (the "LIG").
As a result of this process, GGAL Holdings S.A. will be spun off, dissolved without liquidation, and absorbed as a result of a merger by Banco Galicia, Galicia Asset Management S.A.U., and Sudamericana Holding S.A.
GGAL Holding S.A. will transfer:
•99.985% of the shares in Banco GGAL S.A. to Banco de Galicia y Buenos Aires S.A.U.
•56.439% of the shares in GGAL Asset Management S.A S.G.F.C.I. to Galicia Asset Management S.A.U.
•98% of the shares in GGAL Seguros S.A. to Sudamericana Holding S.A.
•98% of the shares in GGAL Seguros de Retiro S.A. to Sudamericana Holding S.A.
•100%, of the shares in GGAL Participaciones S.A.U. to Sudamericana Holding S.A.
The mergers and acquisitions contemplated in the Corporate Reorganization will be carried out as follows:
•Unification of the banking business: Banco Galicia will absorb Banco GGAL S.A., which will be dissolved without liquidation, resulting in a single banking entity.
•Unification of the mutual fund management business: Galicia Asset Management S.A.U. will absorb GGAL Asset Management S.A., which will be dissolved without liquidation, thus consolidating the business into a single entity.
•Absorption of GGAL Participaciones S.A.U.: Sudamericana Holdings S.A. will absorb GGAL Participaciones S.A.U., which will be dissolved without liquidation.
On April 23, 2025, the Ordinary and Extraordinary Shareholders' Meetings of Banco de Galicia y Buenos Aires S.A.U., Banco GGAL S.A., Galicia Asset Management S.A.U., GGAL Asset Management S.A.S.G.F.C.I., Sudamericana Holding S.A., GGAL Participaciones S.A.U. and GGAL Holdings S.A. resolved, among others, to:
•to approve the Reorganization;
• to approve and ratify the Prior Commitment and all the steps taken by the Boards of Directors related to the Reorganization;
•to approve the Special Balance Sheets, the Spin-Off-Merger Special Balance Sheets and the Spin-Off-Merger Consolidated Balance Sheets as of December 31, 2024 with their respective supplementary documentation;
•to set January 1, 2025 as the effective date of the Reorganization for accounting and tax purposes; and
•to approve the Exchange Ratios resulting from the Spin-Off-Merger process and from the Merger process.
Likewise, the Shareholders' Meetings of Banco GGAL S.A., GGAL Asset Management S.A.S.G.F.C.I., GGAL Participaciones S.A.U. and GGAL Holdings S.A. approved the dissolution of these companies without liquidation.
Additionally, the Shareholders' Meetings of Banco de Galicia y Buenos Aires S.A.U., Galicia Asset Management S.A.U. Sudamericana Holding S.A. approved the following provisions with respect to capital:
Banco de Galicia y Buenos Aires S.A.U.:
In relation to the Spin-Off-Merger:
•To increase the capital stock in the amount of Ps,86,191, i.e. from Ps.668,549 to Ps.754,741;
•To issue 86,191,392 ordinary shares, with a par value of Ps.1 (one peso) each and with the right to one vote per share (Class “B” shares).

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•Establish a share premium of Ps.6.59 for each share of V/N of Ps.1 (one peso), that is to say, a share premium for a total amount of Ps.567,765,361.
In relation to the Merger by Absorption:
•To increase the capital stock in the amount of Ps.21 , that is, from Ps.754,741 to Ps.754,762;
•To issue 21,278 ordinary shares, with par value of Ps.1 (one peso) each and with the right to one vote per share (Class “B” shares).
•Establish a share premium of Ps.6.59 per each share of Ps.1 (one peso) par value, that is to say, a share premium for Ps.140,139.
Galicia Asset Management S.A.U.:
In relation to the Spin-Off-Merger:
•To increase the capital stock in the amount of Ps,54,687, i.e. from Ps.103,813 to Ps.158,501;
•To issue 54,687,482 ordinary shares, with a par value of Ps.1 (one peso) each and with the right to one vote per share (Class “B” shares).
•Establish a share premium of Ps.0.18 for each share of V/N of Ps.1 (one peso), that is to say, a share premium for a total amount of Ps.28,161,993.
Sudamericana Holdings S.A.
In relation to the Spin-Off-Merger:
•To increase the capital stock in the amount of Ps,246,344, i.e. from Ps.112,052 to Ps.358,396;
•To issue 246,343,511 ordinary shares, with a par value of Ps.1 (one peso) each and with the right to one vote per share (Class “B” shares).
•Establish a share premium of Ps.0.43 for each share of V/N of Ps.1 (one peso), that is to say, a share premium for a total amount of Ps.105,745,127.
Agreements
On February 25, 2025, Grupo Financiero Galicia S.A. and Banco Santander S.A. celebrated an agreement for the implementation of a joint venture in order to enhance the growth and expansion of Nera's business.
The joint venture companies are Agri Tech Investments Argentina S.A.U. (‘Nera Argentina’), Nera Paraguay S.A. and Nera Uruguay S.A. As a result of this agreement, it was decided to set up a holding company in Spain, which will control the joint venture companies, and in which Grupo Galicia and Banco Santander S.A. will share equal political and economic control.
Amendments to the Current Exchange Regulations
Communication "A" 8226 of the Argentine Central Bank establishes important modifications to the current foreign exchange regulations. In particular, the foreign exchange restrictions for individuals have been eliminated, the transfer of dividends abroad has been allowed when they correspond to distributable profits obtained from profits realized in regular and audited financial statements for fiscal years beginning on or after 01.01.2025, and payments for imports have been made more flexible, favoring trade and investment. Likewise, the commercial exchange rate was unified and progress was made in simplifying access to the foreign exchange market.
These measures are complemented by strong external support, including a new EFF agreement with the IMF for US$20,000 million, of which US$15,000 million would be disbursed throughout 2025, and additional lines of credit with multilateral organizations and international banks for US$6,100 million.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Holdings
		Carrying Amount
Item	Fair Value Level	12.31.24	12.31.23
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		1,508,649,114	1,303,957,419
Argentine		1,481,706,219	1,269,297,886
Government Securities		1,350,299,518	1,212,752,829
Argentine Government Bonds	Level 1	910,618,286	1,191,924,703
Argentine Government Bonds	Level 2	9,343,886	139
Argentine Government Bonds	Level 3	341	—
Provincial Government Bonds	Level 1	17,190,191	206,930
Provincial Government Bonds	Level 2	2,092,730	2,030,217
Provincial Government Bonds	Level 3	29,337,295	—
City of Buenos Aires Bonds	Level 1	4,089,407	4,988,997
Treasury Bills	Level 1	377,627,382	13,601,843
Argentine Central Bank’s Notes		2,594,477	—
Notes	Level 1	2,594,477	—
Corporate Securities		128,812,224	56,545,057
Debt Securities	Level 1	57,153,467	54,966,212
Debt Securities	Level 2	67,140,761	645,007
Debt Securities	Level 3	4,225,756	540,439
Debt Securities of Financial Trusts	Level 2	125,950	393,399
Debt Securities of Financial Trusts	Level 3	166,290	—
From Abroad		26,942,895	34,659,533
Government Securities		26,942,895	34,659,533
Treasury Bills	Level 1	26,942,895	34,659,533
OTHER DEBT SECURITIES		4,480,705,390	4,194,855,555
Measured at Fair Value through OCI		2,300,407,860	46,445,322
Argentine		2,300,407,860	46,445,322
Government Securities		2,295,014,026	23,173,542
Argentine Government Bonds	Level 1	520,853,624	22,283,492
Argentine Government Bonds	Level 2	386,730,893	—
Argentine Government Bonds	Level 3	2,351,628	—
Treasury Bills	Level 1	872,125,533	265,058
Treasury Bills	Level 2	512,952,348	—
Provincial Government Bonds	Level 1	—	624,992
Argentine Central Bank’s Bills		—	23,271,780
Liquidity Bills	Level 2	—	23,271,780
Corporate Securities		5,393,834	—
Debt Securities	Level 2	5,393,834	—
Measurement at Amortized Cost		2,180,297,530	4,148,410,233
Argentine		2,180,297,530	4,148,410,233
Government Securities		2,169,666,357	3,438,883,282
Argentine Government Bonds		2,052,527,174	2,676,241,140
Treasury Bills		131,523,884	772,546,524
Allowance for Uncollectible Accounts Risk		(14,384,701)	(9,904,382)
Argentine Central Bank’s Bills		—	688,829,173
Internal Bills		—	688,829,173
Corporate Securities		10,631,173	20,697,778
Debt Securities		10,576,623	20,083,656
Debt Securities of Financial Trusts		—	443,110
Others		54,634	171,012
Allowance for Uncollectible Accounts Risk		(84)	—
INVESTMENTS IN EQUITY INSTRUMENTS		42,086,831	20,987,008
Measured at Fair Value through profit or loss		42,086,831	20,987,008
Argentine		36,800,570	17,424,905
Shares	Level 1	8,241,627	4,233,385
Shares	Level 3	28,558,943	13,191,520
From Abroad		5,286,261	3,562,103
Shares	Level 1	1,380,357	1,667,420
Shares	Level 3	3,905,904	1,894,683

GRUPO FINANCIERO GALICIA S.A. SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Item	12.31.24	12.31.23
COMMERCIAL PORTFOLIO
In Normal Situation	4,839,043,824	2,091,036,422
With Preferred Guarantees and Counter-guarantees “A”	135,627,016	61,837,736
With Preferred Guarantees and Counter-guarantees “B”	161,968,647	79,158,189
Without Preferred Guarantees or Counter-guarantees	4,541,448,161	1,950,040,497
With Special Follow-Up – In Observation	3,138,240	4,862,729
With Preferred Guarantees and Counter-guarantees “B”	—	1,678,814
Without Preferred Guarantees or Counter-guarantees	3,138,240	3,183,915
With Problems	17,329,718	—
With Preferred Guarantees and Counter-guarantees “B”	15,424,618	—
Without Preferred Guarantees or Counter-guarantees	1,905,100	—
High Insolvency Risk	1,362,758	1,008,219
Without Preferred Guarantees or Counter-guarantees	1,362,758	1,008,219
Uncollectible	—	1,941,117
Without Preferred Guarantees or Counter-guarantees	—	1,941,117
TOTAL COMMERCIAL PORTFOLIO	4,860,874,540	2,098,848,487

GRUPO FINANCIERO GALICIA S.A. SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED (Continued)
AS OF DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Item	12.31.24	12.31.23
CONSUMER AND HOUSING PORTFOLIO
Normal Performance	10,709,965,694	5,724,473,747
With Preferred Guarantees and Counter-guarantees “A”	270,757,452	80,045,391
With Preferred Guarantees and Counter-guarantees “B”	822,693,084	312,004,794
Without Preferred Guarantees or Counter-guarantees	9,616,515,158	5,332,423,562
Low Risk	350,388,108	94,272,565
With Preferred Guarantees and Counter-guarantees “A”	712,932	649,140
With Preferred Guarantees and Counter-guarantees “B”	7,592,541	2,408,202
Without Preferred Guarantees or Counter-guarantees	342,082,635	91,215,223
Low Risk - Under special treatment	708,791	—
With Preferred Guarantees and Counter-guarantees “B”	378,536	—
Without Preferred Guarantees or Counter-guarantees	330,255	—
Medium Risk	194,424,034	69,259,779
With Preferred Guarantees and Counter-guarantees “A”	242,686	98,712
With Preferred Guarantees and Counter-guarantees “B”	2,763,121	2,355,689
Without Preferred Guarantees or Counter-guarantees	191,418,227	66,805,378
High Risk	149,952,056	87,266,073
With Preferred Guarantees and Counter-guarantees “A”	185,979	330,798
With Preferred Guarantees and Counter-guarantees “B”	3,205,477	1,938,495
Without Preferred Guarantees or Counter-guarantees	146,560,600	84,996,780
Uncollectible	60,104,148	35,382,822
With Preferred Guarantees and Counter-guarantees “A”	249,667	69,841
With Preferred Guarantees and Counter-guarantees “B”	2,062,409	1,720,814
Without Preferred Guarantees or Counter-guarantees	57,792,072	33,592,167
TOTAL CONSUMER AND HOUSING PORTFOLIO	11,465,542,831	6,010,654,986
GRAND TOTAL(1)	16,326,417,371	8,109,503,473
(1)Reconciliation between Schedule B and Statement of Financial Position:

	12.31.24	12.31.23
Loans and Other Financing	14,388,091,921	6,708,657,840
Other Debt Securities	4,480,705,390	4,194,855,555
Agreed Credits and Guarantees Granted Accounted Off-Balance Sheet	1,118,231,354	912,736,358
Plus, Allowances for Uncollectible Accounts	667,700,113	290,011,031
Plus, Adjustments to the IFRS based accounting framework, not Computable for the Statement of Debtors’ Financial Position	166,705,791	194,225,287
Minus Others Non-computable for the Statement of Debtors’ Financial Position	(30,336,815)	(16,824,821)
Minus Government Securities Measured at Fair Value through OCI	(4,464,680,383)	(4,174,157,777)
Total	16,326,417,371	8,109,503,473

GRUPO FINANCIERO GALICIA S.A. SCHEDULE C – CONCENTRATION OF LOANS AND OTHER FINANCING
AS OF DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	LOANS
	12.31.24		12.31.23
Number of Customers	Outstanding Balance	% of Total Portfolio	Outstanding Balance	% of Total Portfolio
10 Largest Customers	1,117,378,360	7%	527,731,419	7%
next 50 Largest Customers	1,629,647,219	10%	667,915,293	8%
next 100 Largest Customers	830,552,378	5%	427,231,042	5%
Rest of Customers	12,748,839,414	78%	6,486,625,719	80%
TOTAL(1)	16,326,417,371	100%	8,109,503,473	100%
(1)Reconciliation between Schedule C and Statement of Financial Position:

	12.31.24	12.31.23
Loans and Other Financing	14,388,091,921	6,708,657,840
Other Debt Securities	4,480,705,390	4,194,855,555
Agreed Credits and Guarantees Granted Accounted Off-Balance Sheet	1,118,231,354	912,736,358
Plus, Allowances for Uncollectible Accounts	667,700,113	290,011,031
Plus, Adjustments to the IFRS based accounting framework, not Computable for the Statement of Debtors’ Financial Position	166,705,791	194,225,287
Minus Others Non-computable for the Statement of Debtors’ Financial Position	(30,336,815)	(16,824,821)
Minus Government Securities Measured at Fair Value through OCI	(4,464,680,383)	(4,174,157,777)
Total	16,326,417,371	8,109,503,473

GRUPO FINANCIERO GALICIA S.A. SCHEDULE D – BREAKDOWN MATURITY TERM OF LOANS AND OTHER FINANCING
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024 AND ENDED DECEMBER 31, 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
The following table shows the total contractual cash flows of loans and other financing, including interest and other expenses to be accrued until contractual maturity, according to the remaining terms to maturity.

		Terms Remaining to Maturity
Item	Past-due Loan Portfolio	1 Month	3 Months	6 Months	12 Months	24 Months	Over 24 Months	Total
Non-financial Public Sector	—	10,985,161	—	1,938,381	—	—	—	12,923,542
Financial Sector	1,208,754	18,744,914	50,730,585	15,443,611	8,291,716	3,609,197	259,977	98,288,754
Non-financial Private Sector and Residents Abroad	439,749,441	6,400,609,035	2,649,343,591	2,566,855,795	2,261,716,431	2,001,699,959	1,994,843,619	18,314,817,871
TOTAL	440,958,195	6,430,339,110	2,700,074,176	2,584,237,787	2,270,008,147	2,005,309,156	1,995,103,596	18,426,030,167

GRUPO FINANCIERO GALICIA S.A. SCHEDULE E – DETAIL OF INTERESTS IN OTHER COMPANIES
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024 AND ENDED DECEMBER 31, 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Shares							Data from the last financial statement
Denomination	Class	Nominal Value per Share	Votes per Share	Quantity	12.31.24	12.31.23	Principal Line of Business	Year- end Date	Capital	Shareholders´ Equity	Net Income / (Loss)
In complementary service companies
Associates and Joint Ventures
Argentine
Play Digital S.A.	Ord. Esc.	1	1	1,079,329,677	4,087,764	5,771,514	Services	09.30.24	5,429,001	10,335,770	(15,706,485)
TOTAL					4,087,764	5,771,514

GRUPO FINANCIERO GALICIA S.A. SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

								Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Acquisitions through business combinations	Disposals	Transfers	Impairment (Loss)	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.24	12.31.23
Measurement at Cost
Real Estate	663,816,693	50	13,094,298	129,827,458	—	(22,116,456)	(2,004,137)	(104,839,449)	3,373,007	1,298,154	(14,440,639)	(114,608,927)	668,008,929	558,977,244
Furniture and Facilities	168,763,464	10	8,580,534	23,545,347	(2,849,409)	5,436,343	—	(122,446,882)	786	1,491,425	(10,950,520)	(131,905,191)	71,571,088	46,316,582
Machines and Equipment	433,411,652	3 and 5	68,365,333	36,133,579	(10,228,872)	4,141,152	—	(344,031,862)	(2,351,636)	9,240,034	(47,033,293)	(384,176,757)	147,646,087	89,379,790
Vehicles	7,431,914	5	1,397,235	1,117,477	(959,193)	(337,446)	—	(3,910,552)	251,517	705,730	(1,284,048)	(4,237,353)	4,412,634	3,521,362
Right of use of real property	125,158,381	(*)	10,620,359	23,311,209	(12,258,459)	—	—	(86,449,621)	—	8,604,936	(12,625,116)	(90,469,801)	56,361,689	38,708,760
Sundry	57,628,082	5 and 10	67,776	395,573	(2,955,088)	1,340,261	—	(41,604,205)	(51,670)	2,272,966	(3,827,724)	(43,210,633)	13,265,971	16,023,877
Work in Progress	20,697,618	—	32,862,897	912	(860,139)	(18,446,869)	—	—	—	—	—	—	34,254,419	20,697,618
Total	1,476,907,804		134,988,432	214,331,555	(30,111,160)	(29,983,015)	(2,004,137)	(703,282,571)	1,222,004	23,613,245	(90,161,340)	(768,608,662)	995,520,817	773,625,233
(*) The useful life of the rights of use of real estate is defined individually on the basis of each lease contract.

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.23	12.31.22
Measurement at Cost
Real Estate	656,846,031	50	8,477,611	(124,313)	(1,382,636)	(92,031,824)	204,260	124,312	(13,136,197)	(104,839,449)	558,977,244	564,814,207
Furniture and Facilities	156,336,096	10	4,239,715	(555,981)	8,743,634	(108,269,176)	(4,321,333)	292,660	(10,149,033)	(122,446,882)	46,316,582	48,066,920
Machines and Equipment	423,714,835	3 and 5	34,728,157	(30,311,545)	5,280,205	(327,056,081)	4,321,333	29,836,155	(51,133,269)	(344,031,862)	89,379,790	96,658,754
Vehicles	5,904,772	5	2,031,772	(504,630)	—	(3,172,250)	—	375,766	(1,114,068)	(3,910,552)	3,521,362	2,732,522
Right of use of real property	147,786,613	(*)	11,510,237	(34,138,469)	—	(97,654,828)	—	25,927,614	(14,722,407)	(86,449,621)	38,708,760	50,131,785
Sundry	56,271,997	5 and 10	692,413	(2,124,064)	2,787,736	(39,353,648)	—	1,410,921	(3,661,478)	(41,604,205)	16,023,877	16,918,349
Work in Progress	6,097,320	—	16,443,004	(89,959)	(1,752,747)	—	—	—	—	—	20,697,618	6,097,320
Total	1,452,957,664		78,122,909	(67,848,961)	13,676,192	(667,537,807)	204,260	57,967,428	(93,916,452)	(703,282,571)	773,625,233	785,419,857
(*) The useful life of the rights of use of real estate is defined individually on the basis of each lease contract.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE F – CHANGES IN INVESTMENT PROPERTIES
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
Changes in investment properties recorded in the “Other Non-financial Assets” account are detailed below.

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.24	12.31.23
Measurement at Cost
Real Estate Leased	13,495,000	50	—	—	291,895	(1,949,339)	11,139	—	(260,023)	(2,198,223)	11,588,672	11,545,661
Total	13,495,000		—	—	291,895	(1,949,339)	11,139	—	(260,023)	(2,198,223)	11,588,672	11,545,661

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.23	12.31.22
Measurement at Cost
Real Estate Leased	12,834,919	50	660,081	—	—	(1,697,607)	—	—	(251,732)	(1,949,339)	11,545,661	11,137,312
Total	12,834,919		660,081	—	—	(1,697,607)	—	—	(251,732)	(1,949,339)	11,545,661	11,137,312

GRUPO FINANCIERO GALICIA S.A. SCHEDULE G – CHANGES IN INTANGIBLE ASSETS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

								Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Acquisitions through business combinations	Disposals	Transfers	Impairment (Loss)	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.24	12.31.23
Measurement at Cost
Licenses	271,318,448	5	20,074,974	18,659,997	(5,679,670)	1,750,040	—	(195,842,115)	5,529,353	(57,896,282)	(1,216,353)	(249,425,397)	56,698,392	75,476,333
Other Intangible Assets(*)	395,583,680	5	61,558,393	37,027,468	(87,049)	(7,187)	(10,278)	(201,871,904)	1,069	(44,406,334)	—	(246,277,169)	247,787,858	193,711,776
Total	666,902,128		81,633,367	55,687,465	(5,766,719)	1,742,853	(10,278)	(397,714,019)	5,530,422	(102,302,616)	(1,216,353)	(495,702,566)	304,486,250	269,188,109
(*) Includes Core deposits generated in the business combinations. See Note 15.3.

							Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Acquisitions through business combinations	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.23	12.31.22
Measurement at Cost
Licenses	241,147,362	5	31,754,038	—	(15,645,670)	14,062,718	(175,174,570)	15,040,802	(35,708,347)	—	(195,842,115)	75,476,333	65,972,792
Other Intangible Assets	344,275,160	5	51,308,520	—	—	—	(149,078,620)	—	(52,793,284)	—	(201,871,904)	193,711,776	195,196,540
Total	585,422,522		83,062,558	—	(15,645,670)	14,062,718	(324,253,190)	15,040,802	(88,501,631)	—	(397,714,019)	269,188,109	261,169,332

GRUPO FINANCIERO GALICIA S.A. SCHEDULE H – CONCENTRATION OF DEPOSITS
AS OF DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	DEPOSITS ACCOUNTS
	12.31.24		12.31.23
Number of Customers	Debt Balance	% on Total Portfolio	Debt Balance	% on Total Portfolio
10 Largest Customers	3,674,315,546	20%	2,860,879,954	23%
next 50 Largest Customers	1,807,828,445	10%	1,337,635,777	11%
next 100 Largest Customers	671,505,440	4%	573,660,024	5%
Rest of Customers	12,480,681,394	66%	7,657,292,894	61%
TOTAL	18,634,330,825	100%	12,429,468,649	100%

GRUPO FINANCIERO GALICIA S.A. SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING CONTRACTUAL TERM
AS OF DECEMBER 31, 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
The following table shows the decline in contractual cash flows, including interest and other expenses to be accrued until undiscounted contractual maturity.

	Terms until Maturity
Item	1 Month	3 Months	6 Months	12 Months	24 Months	More than 24 Months	Total
Deposits (1)	17,989,740,395	420,650,411	216,839,831	56,949,446	1,174,181	1,388,867	18,686,743,131
Non-financial Public Sector	226,153,559	57,426,134	94,258	51,018	—	—	283,724,969
Financial Sector	990,775	—	—	—	—	—	990,775
Non-financial Private Sector and Residents Abroad	17,762,596,061	363,224,277	216,745,573	56,898,428	1,174,181	1,388,867	18,402,027,387
Liabilities Measured at fair value through profit or loss	9,005,522	—	—	—	—	—	9,005,522
Derivative Financial Instruments	5,451,239	708,383	1,112,269	400,364	—	—	7,672,255
Repurchase Transactions	389,701,262	—	—	—	—	—	389,701,262
Argentine Central Bank	81,900,885	—	—	—	—	—	81,900,885
Other Financial Institutions	307,800,377	—	—	—	—	—	307,800,377
Other Financial Liabilities	2,902,414,198	472,771,669	118,700,914	9,295,763	15,902,791	26,805,708	3,545,891,043
Financing Received from the Argentine Central Bank and Other Financial Institutions	145,884,917	55,327,928	182,677,462	78,687,076	2,291,867	37,876,093	502,745,343
Debt Securities	17,816,575	226,839,440	270,125,681	239,119,435	25,723,319	395,830,957	1,175,455,407
Subordinated Debt Securities	10,233,053	—	—	10,233,053	277,384,338	—	297,850,444
TOTAL	21,470,247,161	1,176,297,831	789,456,157	394,685,137	322,476,496	461,901,625	24,615,064,407
____________________
(1)Maturities in the first month include:
•Checking Accounts Ps.1,935,133,057
•Savings Accounts Ps.11,842,935,165
•Time Deposit Ps.4,034,538,012
•Other Deposits Ps.177,134,161

GRUPO FINANCIERO GALICIA S.A. SCHEDULE J – CHANGES IN PROVISIONS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

				Decreases			Balances as of
Item	Balances at the Beginning of the Year	Increase from business combination (*)	Increase	Reversals	Charge offs	Inflation Effect	12.31.24	12.31.23
FROM LIABILITIES
For Termination Benefits	8,740,620	—	329,672,239	—	(6,465,500)	(10,215,698)	321,731,661	8,740,620
Others	35,656,904	19,461,229	104,564,407	(937,328)	(42,431,442)	(41,451,946)	74,861,824	35,656,904
TOTAL PROVISIONS	44,397,524	19,461,229	434,236,646	(937,328)	(48,896,942)	(51,667,644)	396,593,485	44,397,524

GRUPO FINANCIERO GALICIA S.A. SCHEDULE K – CAPITAL STOCK STRUCTURE
AS OF DECEMBER 31, 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Shares				Capital Stock
				Issued
Class	Quantity	Nominal Value per Share (*)	Votes per Share	Outstanding	Portfolio shares	Pending Issuance or Distribution	Allocated	Paid-in	Not Paid-in
Class “A”	281,221,650	1	5	281,222	—	—	—	281,222	—
Class “B”	1,307,292,051	1	1	1,307,292	—	—	—	1,307,292	—
Total	1,588,513,701			1,588,514	—	—	—	1,588,514	—
____________________
(*)Face value per share stated in Pesos.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE L – FOREIGN CURRENCY BALANCES
AS OF DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			12.31.24
Items	Headquarters and Branches in the country	12.31.24	Dollar	Euro	Real	Others	12.31.23
ASSETS
Cash and Due from Banks	5,889,015,316	5,889,015,316	5,866,426,334	18,481,437	351,428	3,756,117	4,039,074,810
Debt Securities at Fair Value through Profit or Loss	417,935,702	417,935,702	417,935,702	—	—	—	984,014,315
Derivative Financial Instruments	10,325	10,325	10,325	—	—	—	—
Other Financial Assets	124,768,529	124,768,529	124,768,529	—	—	—	112,287,862
Loans and Other Financing	2,816,381,559	2,816,381,559	2,811,653,030	4,310,749	—	417,780	422,271,288
Non-financial Public Sector	2,287,152	2,287,152	2,287,152	—	—	—	—
Other Financial Institutions	3,308	3,308	3,308	—	—	—	—
To the Non-financial Private Sector and Residents Abroad	2,814,091,099	2,814,091,099	2,809,362,570	4,310,749	—	417,780	422,271,288
Other Debt Securities	325,108,582	325,108,582	325,108,582	—	—	—	760,459,361
Financial Assets Pledged as Collateral	62,950,700	62,950,700	62,950,700	—	—	—	122,784,373
Investments in Equity Instruments	7,450,988	7,450,988	5,964,834	1,486,154	—	—	3,562,573
Assets for Insurance Contracts	3,108,150	3,108,150	3,108,150	—	—	—	—
Other Non-financial Assets	4,139,488	4,139,488	4,139,230	—	—	258	8,825,045
TOTAL ASSETS	9,650,869,339	9,650,869,339	9,622,065,416	24,278,340	351,428	4,174,155	6,453,279,627
LIABILITIES
Deposits	7,732,118,043	7,732,118,043	7,732,118,043	—	—	—	3,911,252,986
Non-financial Public Sector	75,888,012	75,888,012	75,888,012	—	—	—	42,728,687
Financial Sector	127,902	127,902	127,902	—	—	—	491,418
Non-financial Private Sector and Residents Abroad	7,656,102,129	7,656,102,129	7,656,102,129	—	—	—	3,868,032,881
Liabilities at fair value through profit or loss	9,005,522	9,005,522	9,005,522	—	—	—	58,638,932
Other Financial Liabilities	424,807,826	424,807,826	415,789,839	8,006,741	—	1,011,246	408,231,100
Financing Received from the Argentine Central Bank and Other Financial Institutions	37,965,093	37,965,093	32,091,197	5,873,896	—	—	81,104,036
Debt Securities	797,893,255	797,893,255	797,893,255	—	—	—	47,147,693
Subordinated Debt Securities	266,114,122	266,114,122	266,114,122	—	—	—	447,750,094
Liabilities for Insurance Contracts	347,517,092	347,517,092	347,517,092	—	—	—	—
Other Non-financial Liabilities	53,129,764	53,129,764	53,126,887	2,877	—	—	35,833,724
TOTAL LIABILITIES	9,668,550,717	9,668,550,717	9,653,655,957	13,883,514	—	1,011,246	4,989,958,565

GRUPO FINANCIERO GALICIA S.A. SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES
AS OF DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Situation	Normal	With Special Follow- up /Low Risk	With Problems / Medium Risk		With High Insolvency Risk / High Risk		Uncollectible	Uncollectible due to Technical Reasons	Total
Items			Not Past Due	Past Due	Not Past Due	Past Due			12.31.24	12.31.23
Loans and Other Financing	18,514,031	8,789	—	—	—	—	—	—	18,522,820	17,482,233
- Advances	11,903,489	—	—	—	—	—	—	—	11,903,489	566,342
Without Preferred Guarantees or Counter-guarantees	11,903,489	—	—	—	—	—	—	—	11,903,489	566,342
- Overdraft	2,771,622	—	—	—	—	—	—	—	2,771,622	11,869,718
With Preferred Guarantees and Counter-guarantees “A”	14,291	—	—	—	—	—	—	—	14,291	—
Without Preferred Guarantees or Counter-guarantees	2,757,331	—	—	—	—	—	—	—	2,757,331	11,869,718
- Mortgage and Collateral Loans	491,021	—	—	—	—	—	—	—	491,021	164,788
With Preferred Guarantees and Counter-guarantees “B”	491,021	—	—	—	—	—	—	—	491,021	164,788
- Personal Loans	220,062	—	—	—	—	—	—	—	220,062	296,368
Without Preferred Guarantees or Counter-guarantees	220,062	—	—	—	—	—	—	—	220,062	296,368

GRUPO FINANCIERO GALICIA S.A. SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES (Continued)
AS OF DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Situation	Normal	With Special Follow-up / Low Risk	With Problems / Medium Risk		With High Insolvency Risk / High Risk		Uncollectible	Uncollectible due to Technical Reasons	Total
Items			Not Past Due	Past Due	Not Past Due	Past Due			12.31.24	12.31.23
- Credit Cards	1,506,450	2,865	—	—	—	—	—	—	1,509,315	1,463,990
Without Preferred Guarantees or Counter-guarantees	1,506,450	2,865	—	—	—	—	—	—	1,509,315	1,463,990
- Other	1,621,387	5,924	—	—	—	—	—	—	1,627,311	3,121,027
With Preferred Guarantees and Counter-guarantees “B”	10,499	—	—	—	—	—	—	—	10,499	30,822
Without Preferred Guarantees or Counter-guarantees	1,610,888	5,924	—	—	—	—	—	—	1,616,812	3,090,205
Investments in Equity Instruments	5,720,703	—	—	—	—	—	—	—	5,720,703	3,027,650
Contingent Commitments	21,429,765	6,010	—	—	—	—	—	—	21,435,775	19,104,315
TOTAL	45,664,499	14,799	—	—	—	—	—	—	45,679,298	39,614,198
ALLOWANCES	50,235	232	—	—	—	—	—	—	50,467	54,728

GRUPO FINANCIERO GALICIA S.A. SCHEDULE O – DERIVATIVE FINANCIAL INSTRUMENTS
AS OF DECEMBER 31, 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Type of Contract	Objective of the Operations	Underlying Asset	Type of Settlement	Scope of Negotiation or Counterpart	Weighted Average Term Originally- Agreed	Residual Weighted Average Term	Weighted Average Term to Settle Differences	Amount(*)
Forwards in Foreign Currency
ROFEX - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	5	2	3	925,042,689
ROFEX - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	5	2	2	599,043,771
Forwards with Customers
Purchases	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	7	121	37	168,821,690
Sales	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	6	84	37	435,931,586
Repurchase Transactions
Forward Purchases	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE	—	—	—	195,223,252
Forward Sales	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE	—	—	—	246,937,431
____________________
(*)Relates to the notional amount.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Amortized Cost	Fair Value through OCI	Fair Value through Profit or Loss	Fair Value Hierarchy
Items			Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and Due from Banks	6,744,840,168	—	—	—	—	—
Cash	2,901,506,133	—	—	—	—	—
Financial Institutions and Correspondents	3,843,334,035	—	—	—	—	—
Debt Securities at Fair Value through Profit or Loss	—	—	1,508,649,114	1,396,216,105	78,703,327	33,729,682
Derivative Financial Instruments	—	—	4,161,315	—	4,161,315	—
Other Financial Assets	1,402,948,386	—	333,431,624	314,343,062	43,423	19,045,139
Loans and Other Financing	14,363,246,752	—	24,845,169	—	24,845,169	—
Non-financial Public Sector	7,645,686	—	—	—	—	—
Other Financial Institutions	164,273,536	—	—	—	—	—
Non-financial Private Sector and Residents Abroad	14,191,327,530	—	24,845,169	—	24,845,169	—
Advances	626,409,093	—	—	—	—	—
Overdraft	3,927,828,023	—	—	—	—	—
Mortgage Loans	317,644,027	—	—	—	—	—
Pledge Loans	397,641,851	—	—	—	—	—
Personal Loans	1,763,502,535	—	—	—	—	—
Credit-card loans	6,164,899,626	—	—	—	—	—
Finance Leases	30,946,119	—	—	—	—	—
Others	962,456,256	—	24,845,169	—	24,845,169	—
Other Debt Securities	2,180,297,530	2,300,407,860	—	1,392,979,157	905,077,075	2,351,628
Financial Assets Pledged as Collateral	1,337,483,673	130,120,241	16,812,161	31,805,950	115,126,452	—
Investments in Equity Instruments	—	—	42,086,831	9,621,984	—	32,464,847
TOTAL FINANCIAL ASSETS	26,028,816,509	2,430,528,101	1,929,986,214	3,144,966,258	1,127,956,761	87,591,296

GRUPO FINANCIERO GALICIA S.A. SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES (Continued)
AS OF DECEMBER 31, 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Amortized Cost	Fair Value through OCI	Fair Value through Profit or Loss	Fair Value Hierarchy
Items			Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits	18,634,330,825	—	—	—	—	—
Non-financial Public Sector	283,718,050	—	—	—	—	—
Financial Sector	990,775	—	—	—	—	—
Non-financial Private Sector and Residents Abroad	18,349,622,000	—	—	—	—	—
Checking Accounts	1,917,704,573	—	—	—	—	—
Savings Accounts	11,499,290,336	—	—	—	—	—
Time Deposit and Term Investments	2,850,849,896	—	—	—	—	—
Others	2,081,777,195	—	—	—	—	—
Liabilities at fair value through profit or loss	—	—	9,005,522	9,005,522	—	—
Derivative Financial Instruments	—	—	7,672,255	—	7,672,255	—
Repurchase Transactions	389,701,262	—	—	—	—	—
Argentine Central Bank	389,540,022	—	—	—	—	—
Other Financial Institutions	161,240	—	—	—	—	—
Other Financial Liabilities	3,562,811,596	—	—	—	—	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	441,780,166	—	—	—	—	—
Debt Securities	1,009,506,228	—	—	—	—	—
Subordinated Debt Securities	266,114,122	—	—	—	—	—
TOTAL FINANCIAL LIABILITIES	24,304,244,199	—	16,677,777	9,005,522	7,672,255	—

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024 AND ENDED DECEMBER 31, 2024 PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Items	Net Financial Income/(Expense)
	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income from Government Securities	723,409,208	34,696,839
Income from Corporate Securities	81,720,304	—
Income from Derivative Financial Instruments	6,601,323	—
Repurchase Transactions	6,593,697	—
Options	7,626	—
Income from Other Financial Assets	(16,643)	—
Income from sale or derecognition of financial assets at fair value	73,018,349	—
From Measurement of Financial Liabilities at Fair Value through Profit or Loss
Loss from Derivative financial instruments	(17,771,631)	—
Forward transactions	(17,327,360)	—
Options	(444,271)	—
Total as of 12.31.24	866,960,910	34,696,839

	Net Financial Income/(Expense)
Items	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income ( Loss) from Government Securities	330,330,316	2,042,346
Income from Corporate Securities	251,189,790	—
Income from Derivative Financial Instruments	37,964,333	—
Repurchase Transactions	37,964,333	—
Loss from Other Financial Assets	3,730	—
From Measurement of Financial Liabilities at Fair Value through Profit or Loss
Loss from Derivative financial instruments	(23,038,514)	—
Forward transactions	(376,857)	—
Options	(22,661,657)	—
Total as of 12.31.23	596,449,655	2,042,346

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)

Items	Net Financial Income/(Expense)
	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income from Government Securities	2,184,991,759	(7,202,683)
Income from Corporate Securities	89,744,656	—
Income from Derivative Financial Instruments	23,091,066	—
Repurchase Transactions	23,091,066	—
Income from other Financial Assets	—	(151,550)
Income from sale o derecognition of financial assets at fair value	—	—
From Measurement of Financial Liabilities at Fair Value through in Profit or Loss
Loss from Derivative Financial Instruments	(4,983,163)	—
Repurchase Transactions	(1,496,076)	—
Options	(3,487,087)	—
Total as of 12.31.22	2,292,844,318	(7,354,233)

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024 AND ENDED DECEMBER 31, 2024, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Interest and Adjustments for Application of Effective Interest Rate of Financial Assets Measured at Amortized Cost	12.31.24	12.31.23	12.31.22
Interest Income
On Cash and Due from Banks	723,200	561,806	31,750
On Corporate Securities	9,609,551	(8,680,918)	9,117,058
On Government Securities	3,416,542,639	4,785,311,207	1,130,782,254
On Loans and Other Financing	3,848,318,565	4,397,200,271	3,417,374,583
Non-financial Public Sector	22,109	—	—
Financial Sector	30,420,180	35,882,354	26,967,950
Non-financial Private Sector	3,817,876,276	4,361,317,917	3,390,406,633
Advances	258,686,022	338,146,065	277,389,644
Mortgage Loans	376,681,705	352,586,503	293,317,012
Pledge Loans	53,108,847	62,955,384	62,961,660
Personal Loans	797,118,602	432,596,241	335,848,490
Credit Card Loans	1,401,987,634	1,502,408,027	1,171,387,863
Finance Leases	7,839,560	13,795,272	4,617,072
Notes	870,611,422	1,528,600,879	1,050,931,208
Pre-financing and export financing	9,565,511	4,714,513	10,828,177
Others	42,276,973	125,515,033	183,125,507
On Repurchase Transactions	969,046,356	1,178,728,640	304,207,000
Argentine Central Bank and Other Financial Institutions	949,636,812	1,132,317,517	295,491,322
Other Financial Institutions	19,409,544	46,411,123	8,715,678
Total	8,244,240,311	10,353,121,006	4,861,512,645

Interest-related Expenses	12.31.24	12.31.23	12.31.22
On Deposits	(2,608,628,948)	(5,915,063,611)	(3,427,891,523)
Non-financial Private Sector	(2,608,628,948)	(5,915,063,611)	(3,427,891,523)
Checking Accounts	(10,766,610)	(2,634,764)	(3,537,716)
Savings Accounts	(225,881,947)	(142,302,226)	(19,601,537)
Time Deposit and Term Investments	(1,344,909,775)	(4,175,010,765)	(2,679,458,572)
Others	(1,027,070,616)	(1,595,115,856)	(725,293,698)
Financing Received from the Argentine Central Bank and Other Financial Institutions	(133,289,301)	(180,789,990)	(148,247,296)
On Repurchase Transactions	(18,717,977)	(17,234,502)	(10,498,463)
Argentine Central Bank and Other Financial Institutions	(156,870)	—	—
Other Financial Institutions	(18,561,107)	(17,234,502)	(10,498,463)
On Other Financial Liabilities	(209,954,594)	(296,935,293)	(26,733,772)
On Debt Securities	(100,407,059)	(155,981,467)	(188,841,212)
On Subordinated Debt Securities	(23,429,814)	(24,844,833)	(25,037,428)
Total	(3,094,427,693)	(6,590,849,696)	(3,827,249,694)

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024 AND ENDED DECEMBER 31, 2024, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Fee Income	12.31.24	12.31.23	12.31.22
Fee Related to Credit cards	546,654,293	496,524,798	443,952,392
Fee related to Insurance	37,544,977	23,725,225	31,119,124
Fee related to Obligation	369,226,385	431,084,507	411,855,679
Fee Related to Credits	162,145,059	134,361,273	140,709,161
Fee Related to Loan Commitments and Financial Guarantees	11,725,688	4,678,113	2,025,805
Fee Related to Securities	94,933,594	61,835,787	35,536,365
Fee for Collections Management	4,871,725	4,936,924	5,678,730
Fee for Foreign and Exchange Transactions	44,164,575	33,453,606	31,076,619
Total	1,271,266,296	1,190,600,233	1,101,953,875

Fee-related Expenses	12.31.24	12.31.23	12.31.22
Fees related to Transactions with Securities	(2,998,898)	(3,685,212)	(2,277,074)
Fees related to Credit Cards	(103,612,080)	(97,360,193)	(110,401,923)
Fees related to foreign operations and exchange	(7,381,478)	(4,504,534)	(4,257,811)
Fees related to indirect channels	(5,438,618)	(3,732,398)	(4,059,042)
Others	(59,970,675)	(54,713,010)	(61,829,073)
Total	(179,401,749)	(163,995,347)	(182,824,923)